Form 20-F
period 2011-03-31
SUMITOMO MITSUI FINANCIAL GROUP, INC.
filed 2011-07-29
CIK 1022837

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-34919

Kabushiki Kaisha Mitsui Sumitomo Financial Group

(Exact name of registrant as specified in its charter)

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

Japan	1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)

Haruyuki Nagata

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

Telephone: +81-3-3282-8111         Facsimile: +81-3-4333-9954

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on which Registered
Common stock, without par value	The New York Stock Exchange*

*	Not for trading, but only in connection with the listing of the American Depositary Shares, each American Depositary Share representing 1/5 of one share of the registrant’s common stock.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

At March 31, 2011, the following shares of capital stock were outstanding: 1,414,055,625 shares of common stock (including 32,581,914 shares of common stock held by the registrant and its consolidated subsidiaries and equity-method associates as treasury stock), and (2) 70,001 shares of first series Type 6 preferred stock.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

i

ii

CERTAIN DEFINED TERMS, CONVENTIONS AND

PRESENTATION OF FINANCIAL INFORMATION

As used in this annual report, unless the context otherwise requires, “SMFG,” the “Company,” “we,” “us,” “our” and similar terms refer to Sumitomo Mitsui Financial Group, Inc. as well as to its subsidiaries, as the context requires. References to the “Group” are to us and our subsidiaries and affiliates taken as a whole. “SMBC” and the “Bank” refer to Sumitomo Mitsui Banking Corporation or to Sumitomo Mitsui Banking Corporation and its consolidated subsidiaries taken as a whole, depending on the context. The Bank is our main subsidiary.

In this annual report, all of our financial information is presented on a consolidated basis, unless we state otherwise. As used in this annual report, “IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Boards, or “IASB,” and “Japanese GAAP” means accounting principles generally accepted in Japan. Our consolidated financial information in this annual report has been prepared in accordance with IFRS, except for the risk-weighted capital ratios, the segment results of operation and some other specifically identified information, which are prepared in accordance with Japanese banking regulations or Japanese GAAP. Unless otherwise stated or the context otherwise requires, all financial information contained in this annual report is expressed in Japanese yen.

Our fiscal year ends on March 31.

Unless otherwise specified or required by the context: references to “days” are to calendar days; references to “years” are to calendar years and to “fiscal years” are to our fiscal years ending on March 31; references to “$,” “dollars” and “U.S. dollars” are to United States dollars; references to “euros” and “€” are to the currency of those member states of the European Union which are participating in the European Economic and Monetary Union pursuant to the Treaty on European Union; references to “£” and “British pound sterling” are to the currency of the United Kingdom; and references to “yen” and “¥” are to Japanese yen. Unless otherwise specified, when converting currencies into yen, we use the median exchange rates for buying and selling spot dollars, or other currencies, by telegraphic transfer against yen as determined by the Bank on March 31, 2011.

Unless otherwise indicated, in this annual report, where information is presented in millions, billions or trillions of yen or thousands, millions or billions of dollars, amounts of less than one thousand, one million, one billion or one trillion, as the case may be, have been rounded. Accordingly, the total of figures presented in columns or otherwise may not equal the total of the individual items. All percentages have been rounded to the nearest percent, one-tenth of one percent or one-hundredth of one percent, as the case may be, except for capital ratios, which have been truncated.

We implemented a 100-for-1 stock split of shares of our common stock and adopted a unit share system effective on January 4, 2009, pursuant to which one hundred shares constitutes one unit of shares. The 100-for-1 stock split and the adoption of the unit share system do not apply to shares of our preferred stock. Numbers of shares of our common stock and per share information for our common stock, for example historical dividend information, in this annual report have been retroactively adjusted to reflect the 100-for-1 stock split effective on January 4, 2009.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains statements that constitute “forward-looking statements” within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended. When included in this annual report, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions, among others, identify forward-looking statements. You can also identify forward-looking statements in the discussions of strategy, plans or intentions. Such statements, which include, but are not limited to, statements contained in “Item 3. Key Information—Risk Factors,” “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk,” reflect our current views with respect to future events and are inherently subject to risks, uncertainties and assumptions, including the risk factors described in this annual report. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described here as anticipated, believed, estimated, expected or intended.

The U.S. Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking information to encourage companies to provide prospective information about themselves. We rely on this safe harbor in making these forward-looking statements.

Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those in the forward-looking statements as a result of various factors, and the differences may be material. Potential risks and uncertainties include, without limitation, the following:

•	the lasting effects of the Great East Japan Earthquake and collateral events;

•	the fragility of any economic recovery, both globally and in Japan;

•	declines in the value of our securities portfolio;

•	insufficient liquidity;

•	problems of other financial institutions;

•	constraints on our operations due to capital adequacy requirements;

•	changes in capital adequacy requirements and in laws and regulations affecting our business;

•	regulatory limits on the amount of deferred tax assets which may be included in our and the Bank’s regulatory capital;

•	a significant downgrade of the Bank’s credit rating;

•	incurrence of significant credit-related costs;

•	our ability to successfully implement our business and capital strategy;

•	changes in interest rates and exchange rates;

•	exposure to new risks as we expand the scope of our business;

•	the success of our business alliances including those in the consumer finance industry; and

•	regulatory sanctions.

Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of the filing of this annual report. We expressly disclaim any obligation to update or to announce publicly any revision to any of the forward-looking statements contained in this annual report to reflect any changes in events, conditions, circumstances or other developments upon which any such statement is based. The information contained in this annual report identifies important factors in addition to those referred to above that could cause differences in our actual results.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

3.A.    SELECTED FINANCIAL DATA

Selected Financial Data

The following selected financial data as of and for each of the three fiscal years ended March 31, 2011, 2010 and 2009 have been derived from our consolidated financial statements included in this annual report. You should read this data together with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included in this annual report.

	For the fiscal year ended and at March 31,
	2011	2010	2009
	(In millions, except per share data)
Consolidated income statement data:
Interest income	¥1,720,181	¥1,766,047	¥2,164,048
Interest expense	311,056	346,810	676,293

Net interest income	1,409,125	1,419,237	1,487,755

Fee and commission income	806,704	650,437	570,603
Fee and commission expense	132,560	121,716	116,240

Net fee and commission income	674,144	528,721	454,363

Net trading income	324,479	330,130	134,298
Net income (loss) from financial assets at fair value through profit or loss	30,116	75,579	(17,951)
Net investment income	235,911	178,552	159,511
Other income	204,470	232,334	193,119

Total operating income	2,878,245	2,764,553	2,411,095

Impairment charges on financial assets	433,928	258,641	1,240,710

Net operating income	2,444,317	2,505,912	1,170,385

General and administrative expenses	1,293,546	1,096,957	992,487
Other expenses	212,292	236,760	261,770

Operating expenses	1,505,838	1,333,717	1,254,257

Share of post-tax loss of associates and joint ventures	5,796	37,461	54,318

Profit (loss) before tax	932,683	1,134,734	(138,190)

Income tax expense (benefit)	361,165	488,041	(56,166)

Net profit (loss) for the fiscal year	¥571,518	¥646,693	¥(82,024)

	For the fiscal year ended and at March 31,
	2011	2010	2009
	(In millions, except per share data)
Profit (loss) attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥464,007	¥528,692	¥(154,954)
Non-controlling interests	107,511	118,001	72,930
Earnings per share:
Basic	¥328	¥512	¥(214)
Diluted	328	482	(260)
Weighted average number of common shares in issue (in thousands of shares)	1,394,391	1,017,066	772,349
Dividends per share in respect of each fiscal year:
Common stock	¥105	¥65	¥140
	$1.26	$0.70	$1.43
Preferred stock (Type 4)(1):
First series	¥—	¥135,000	¥135,000
	$—	$1,451	$1,374
Second series	¥—	¥135,000	¥135,000
	$—	$1,451	$1,374
Third series	¥—	¥135,000	¥135,000
	$—	$1,451	$1,374
Fourth series	¥—	¥135,000	¥135,000
	$—	$1,451	$1,374
Ninth series	¥—	¥135,000	¥135,000
	$—	$1,451	$1,374
Tenth series	¥—	¥135,000	¥135,000
	$—	$1,451	$1,374
Eleventh series	¥—	¥135,000	¥135,000
	$—	$1,451	$1,374
Twelfth series	¥—	¥135,000	¥135,000
	$—	$1,451	$1,374
Preferred stock (Type 6)(2)	¥88,500	¥88,500	¥88,500
	$1,064	$951	$901
Consolidated statement of financial position data:
Total assets	¥136,470,927	¥122,992,929	¥119,334,876
Loans and advances	71,020,329	71,634,128	74,669,294
Total liabilities	128,919,722	115,431,259	114,418,861
Deposits	90,469,098	85,697,973	83,231,234
Borrowings	12,548,358	7,321,484	6,423,003
Total equity	7,551,205	7,561,670	4,916,015
Capital stock	2,337,896	2,337,896	1,370,777

(1)	All shares of the Type 4 preferred stock were converted to common stock by January 28, 2010, and no shares of Type 4 preferred stock were outstanding as of March 31, 2010 and 2011.
(2)	On April 1, 2011, we acquired and cancelled all of the outstanding Type 6 preferred stock.

Exchange Rates

We maintain our accounts in yen. The following table sets forth for the indicated periods the median exchange rates for buying and selling spot dollars by telegraphic transfer against yen as determined by the Bank, expressed in Japanese yen per $1.00.

	High	Low	Period end	Average(1)
	(Yen per dollar)
Fiscal year ended March 31,
2007	¥121.79	¥109.62	¥118.09	¥113.80
2008	123.95	97.05	100.19	114.13
2009	110.29	87.47	98.23	100.68
2010	100.76	86.31	93.05	92.61
2011	94.43	79.31	83.15	85.22
Most recent six months:
January	83.36	81.80	82.13	82.67
February	83.73	81.47	81.71	82.55
March	83.15	79.31	83.15	81.82
April	85.47	81.48	82.08	83.45
May	82.15	80.33	80.88	81.24
June	81.43	80.04	80.68	80.56
July (through July 15, 2011)	81.31	78.78	79.15	80.38

(1)	Average exchange rates have been calculated by using the average of the exchange rates on the last day of each month during a fiscal year, except for the monthly average rate, which represents the average of the exchange rates for each day of that month.

The median exchange rate quotation by the Bank for buying and selling spot dollars by telegraphic transfer against yen on July 15, 2011 was ¥79.15 = $1.00.

These exchange rates are reference rates and are neither necessarily the rates used to calculate ratios nor the rates used to convert dollars to yen in the consolidated financial statements contained in this annual report.

3.B.    CAPITALIZATION AND INDEBTEDNESS

Not applicable.

3.C.    REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

3.D.    RISK FACTORS

Investing in our securities involves risks. You should carefully consider the risks described below as well as all the other information in this annual report, including, but not limited to, our consolidated financial statements and related Notes and “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk.” Our business, operating results and financial condition could be adversely affected by any factors, including, but not limited to, those discussed below. The trading prices of our securities could also decline due to any of these factors including, but not limited to, those discussed below. Moreover, this annual report contains forward-looking statements that involve risks and uncertainties. Our actual results could also differ from those anticipated in these forward-looking statements as a result of various factors, including, but not limited to, the risks faced by us described below and elsewhere in this annual report. See “Cautionary Statement Regarding Forward-Looking Statements.” Forward-looking statements in this section are made only as of the filing date of this annual report.

Risks Related to the Current Financial Environment

Our operations may be adversely affected by the Great East Japan Earthquake and collateral events.

On March 11, 2011, a magnitude 9.0 earthquake occurred off the eastern coast of Japan and was followed shortly thereafter by a large tsunami that struck a vast swath of Japan’s Pacific coast. The earthquake and tsunami resulted in catastrophic losses of life and property in Japan, particularly in the Tohoku region.

The earthquake and collateral events have adversely affected the Japanese economy in general. In the immediate aftermath of the earthquake and tsunami, there was a significant short-term negative impact on the economy. In addition to the initial damage caused by the earthquake and tsunami, the damage to the nuclear power facilities in Fukushima resulted in electricity shortages and related rolling blackouts through much of the Tohoku and Kanto regions, which include Tokyo. It is uncertain whether other significant collateral events will happen in the future. Because the effects from the nuclear accidents at the nuclear power facilities in Fukushima remain uncertain, public sentiment, such as concerns about the safety of products from the region, including agricultural products and seafood, could adversely affect the Japanese economy. On June 14, 2011, the Government of Japan approved and submitted a bill to the National Diet of Japan, or the Diet, laying out a compensation scheme for nuclear damages. If this bill is enacted, it would provide financial support to people affected by the nuclear accidents and also provide support to electric power utilities subject to claims for consequential losses associated with the nuclear accidents, which would contribute to the stability of their operations as a result. Nevertheless, it is likely that instability in the Japanese economy will remain until the full extent of the damage from the earthquake and collateral events can be adequately assessed.

While we did not suffer severe direct losses of employees or property as a result of the earthquake, the initial and collateral effects on corporate customers with headquarters or operations in the Tohoku region may indirectly affect us in the near term. Moreover, we recently increased and we may be required to, or choose to, provide new or additional financing to customers who may incur unexpected liabilities, have difficulty in the future in continuing operations, encounter difficulties, or need to devote significant resources to repairing their infrastructure, as a result of the earthquake and subsequent collateral events. It is uncertain whether our current or any future loans to such borrowers will benefit, directly or indirectly, from any government guarantees or other government support measures that may be enacted in response to the Great East Japan Earthquake. We may also record increases in our allowance for loan losses as a result of the adverse impact on the financial condition of our obligors, decreases in the value of mortgaged property in the affected regions, and decreases in the value of our equity securities portfolio. The effects of the earthquake and subsequent collateral events on the overall Japanese economy have adversely affected and may continue to adversely affect our business, financial condition and operating results. For further information on our operating environment and operations after the earthquake, see “Item 5. Operating and Financial Review and Prospects.”

Recent economic recovery may be fragile and may not be sustainable, and governmental actions to stabilize the financial markets and stimulate the economy may not achieve the intended effects.

Although there have been signs of economic recovery in Japan, the United States and other major economies, partially attributable to the effects of various government economic stimulus efforts, this recovery may be fragile. The sustainability of the recovery is uncertain, particularly as the effects of these various government stimulus programs subside. Without further government action, the recovery may not continue owing to deflationary pressures and other negative factors. Concerns about European economies, triggered by uncertainty as to the ability of certain European countries to repay their sovereign debt, have caused unstable market conditions. Geopolitical instability in various parts of the world, including in North Africa, the Middle East and Asia, could also contribute to economic instability in those and other regions.

In Japan, in response to the financial instability affecting banking systems and financial markets as well as persistent vulnerabilities in investment banks and other financial institutions, in May 2009, the Diet approved a supplemental budget of ¥13.9 trillion, and the Government of Japan, led by the Democratic Party of Japan, in

August and October 2010 announced additional economic stimulus measures and measures to counter the yen’s appreciation against other currencies. With regard to monetary policy, the Bank of Japan, or the BOJ, from April 2010 has been providing liquidity through funds-supplying operations and loan programs against pooled collateral. In June 2010, the BOJ announced a fund-provisioning measure to strengthen the foundations for economic growth. In addition, on October 5, 2010, the BOJ lowered its uncollateralized overnight call rate target to a range of 0% to 0.1% and on March 14, 2011 announced that it would expand its quantitative easing program with a ¥10.0 trillion increase in its asset purchase program.

However, unemployment in Japan has remained at a relatively high level since the spring of 2009, and chronic unemployment could negatively affect consumer confidence, private consumption and economic activity. There also have been a number of corporate bankruptcies in Japan, particularly among companies directly affected by weak domestic demand. In addition, a persistently strong yen against currencies such as the U.S. dollar has begun to produce deflation and may negatively affect corporate earnings and exports, all of which could hamper economic recovery. The outlook for the Japanese economy is uncertain, and recovery may be delayed due to the impact of the strong yen. The resulting economic pressure on Japanese consumers and businesses, including increases in delinquencies and default rates, a general lack of confidence in the financial markets and fears of a further worsening of the economy could adversely affect our business, financial condition and operating results.

Our liquidity could be adversely affected by actual or perceived weaknesses in our businesses and by factors we cannot control, such as a general decline in the level of business activity in the financial services sector.

We need liquidity to pay our operating expenses, pay interest on and principal of debt and dividends on capital stock, maintain our lending activities and meet deposit withdrawals. Adverse market and economic conditions in the domestic and global economies may limit or adversely affect our access to liquidity required to operate our business. If our counterparties or the market are reluctant to finance our operations due to actual or perceived weaknesses in our businesses as a result of large losses, changes in our credit ratings, a general decline in the level of business activity in the financial services sector, or other factors, we may be unable to meet our payment obligations when they become due or only be able to meet them with funding obtained on unfavorable terms. Circumstances unrelated to our businesses and outside our control, such as, but not limited to, adverse economic conditions, disruptions in the financial markets, or negative developments concerning other financial institutions perceived to be comparable to us, may also limit or adversely affect our ability to replace maturing liabilities in a timely manner. Without sufficient liquidity, we will be forced to curtail our operations and our business, and our operating results and financial condition could be adversely affected.

We may incur further losses as a result of financial difficulties of other financial institutions in the banking environment.

We regularly execute transactions with counterparties in the financial services industry. Many of these transactions expose us to credit risk in the event of deterioration of credit worthiness of a counterparty or client. With respect to secured transactions, our credit risk may be exacerbated when the collateral cannot be foreclosed on or is liquidated at prices not sufficient to recover the full amount of the loan or other exposure due to us. Losses from or impairments to the carrying value of our investments in and loans to financial institutions could materially and adversely affect our business, financial condition and results of operations. We may also be requested to participate in providing assistance to distressed financial institutions that are not our consolidated subsidiaries. In addition, if the funds collected by the Deposit Insurance Corporation of Japan, or DIC, are insufficient to insure the deposits of failed Japanese banks, the insurance premiums that we pay to the DIC will likely be increased, which could adversely affect our business and operating results.

Risks Related to Our Business

If securities prices on Japanese stock markets or other global markets decline in the future, we may experience impairment losses and unrealized losses on our equity securities portfolio, which could negatively affect our financial condition, operating results and regulatory capital position.

The reported value of our equity instruments, which accounted for 2.4% of our total assets as of March 31, 2011, and approximately 89.7% of which were Japanese equity securities, depends mainly on prices of the instruments in the stock market. A listed equity security is impaired primarily based on its market price. If we conclude that a particular security is impaired, we calculate the impairment loss based on the market price of that security at the end of the relevant fiscal period. Declines in the Japanese stock markets or other global markets could result in further losses from impairment of the securities in our equity securities portfolio or sales of these securities, adversely affecting our results of operations and financial condition.

Our regulatory capital position and that of the Bank depend in part on the fair value of our equity securities portfolio, since 45% of unrealized gains are counted as Tier II capital, while unrealized losses reduce net assets and Tier I capital. Substantial declines in the Japanese stock markets or other global markets would negatively affect our capital position and the capital position of the Bank, and limit the Bank’s ability to make distributions to us.

We may further reduce our holdings of equity securities in order to reduce financial risks. Any disposal by us of equity holdings in our customers’ shares could adversely affect our relationships with those customers.

We may not be able to satisfy capital adequacy requirements, which could constrain our and the Bank’s operations.

We and the Bank are subject to capital adequacy requirements established by the Financial Services Agency of Japan, or FSA. As of March 31, 2011, our risk-weighted consolidated capital ratio was 16.63% compared to the minimum required risk-weighted capital ratio of 8.0%, and our Tier I risk-weighted capital ratio was 12.47% compared to the minimum required Tier I risk-weighted capital ratio of 4.0%. Our and the Bank’s capital ratios could decline as a result of decreases in Tier I and Tier II capital or increases in risk-weighted assets. The following circumstances, among others, could reduce our risk-weighted capital ratio and that of the Bank:

•	increases in risk-weighted assets resulting from business growth, strategic investments, borrower downgrades or changes in parameters such as probability of default;

•	declines in the value of securities; and

•	an inability to refinance subordinated debt obligations.

Furthermore, our Tier II capital cannot exceed our Tier I capital. If our Tier I capital is reduced, then amounts that may be credited as Tier II capital may be reduced as well because at least half of our capital must consist of Tier I capital. Failure by us or the Bank to maintain the minimum risk-weighted capital ratios may result in administrative actions or sanctions, which may indirectly affect our or the Bank’s ability to fulfill our and the Bank’s contractual obligations or may result in restrictions on our and the Bank’s businesses.

We and the Bank have adopted the advanced internal rating based, or IRB, approach for measuring exposure to credit risk and the advanced measurement approach, or AMA, to measure exposure to operational risk. If the FSA revokes its approval of such implementation or otherwise changes its approach to measure the capital adequacy ratios, our and the Bank’s ability to maintain capital at the required levels may be adversely affected.

FSA regulations limit the amount of deferred tax assets which may be included in our and the Bank’s regulatory capital. The amount of net deferred tax assets established pursuant to Japanese GAAP that major banks may include in regulatory capital for capital ratio purposes is limited to 20% of Tier I capital. Where net deferred tax assets of a bank exceed this 20% limit, Tier I capital must be adjusted by deducting the amount in excess of the limit. If the percentages of our capital that consist of net deferred tax assets increase, or if the limits are further decreased, these limits could adversely affect our capital ratios. Furthermore, under the new Basel III rules text published by the Basel Committee on Banking Supervision, or the Basel Committee, on December 16, 2010, deferred tax assets that arise from timing differences will be recognized as part of the common equity component of Tier I, with recognition capped at 10% of the bank’s common equity component under certain conditions, while deferred tax assets that arise from net loss carry forwards will be deducted from the common equity component of Tier I. We anticipate that the FSA will change its capital adequacy guidelines to reflect the Basel Committee’s package of reforms, which will adversely affect our capital ratios including the change in treatment of deferred tax assets mentioned above.

If our capital ratios fall below required levels, the FSA may require us to take a variety of corrective actions, including withdrawal from all international operations or suspension of all or part of our and the Bank’s operations. In addition, some of the Bank’s domestic and overseas subsidiaries are also subject to local capital ratio requirements. Failure of those subsidiaries to meet local requirements may result in administrative actions or sanctions imposed by local regulatory authorities.

Credit costs related to non-performing loans may increase if our borrowers do not repay their loans in a timely manner.

We have substantial exposure to corporate customers in the following sectors: manufacturing, real estate, rental and leasing, wholesale and retail, services and transportation, communications and public enterprises, including electric utilities. Our non-performing loans and our credit costs for corporate customers may increase significantly if:

•	domestic or global economic conditions worsen or do not improve:

•	our borrowers do not repay their loans; and

•

past experience, evaluations, assumptions and estimates about our borrowers, valuation of collateral and guarantees, general economic and business conditions on which our allowance for loan losses is based fail to provide an accurate estimate of actual future incurred losses.

We have exposure to housing loans at the Bank and through other subsidiaries. The continuation of the difficult employment environment or a further decline in residential property values could cause us to incur increased credit costs due to rising defaults by individual borrowers or a deterioration in the credit profile of borrowers.

Moreover, the Great East Japan Earthquake also led to an increase in credit costs due to a worsening of the financial condition of affected individuals and companies. See the risk factor captioned “Our operations may be adversely affected by the Great East Japan Earthquake and collateral events” for further details. Changes in law or government policies that have an adverse impact on the rights of creditors could also cause us to incur increased credit costs. For certain borrowers, we may choose to engage in debt-for-equity swaps, provide partial debt write-offs, provide additional financing or provide other forms of assistance as an alternative to exercising our full legal rights as a creditor if we believe that doing so may increase our ultimate ability to recover on the loan.

The ratio of impaired loans and advances to the total loans and advances, both net of allowance for loan losses, were 1.8%, 1.6% and 1.5% as of March 31, 2011, 2010 and 2009, respectively. For further information, see “Item 5.A. Operating Results—Loans and Advances.”

A significant downgrade of our credit ratings could have a negative effect on us and certain of our current ratings are under review for possible downgrade.

On May 31, 2011, Moody’s announced that it had placed the Government of Japan’s Aa2 local and foreign currency bond ratings on review for possible downgrade. On the same date, Moody’s also placed on review for possible downgrade the long-term debt ratings of all Japanese banks, including the Bank’s long-term debt ratings, due to fiscal pressures on the Government of Japan that might constrain its ability to support Japan’s banking system. Accordingly, a downgrade of such ratings is possible at any time. A material downgrade of our credit ratings may have various effects including, but not limited to, the following:

•	we may have to accept less favorable terms in our transactions with counterparties, including capital raising activities, or may be unable to enter into certain transactions;

•	foreign regulatory bodies may impose restrictions on our overseas operations;

•	existing agreements or transactions may be cancelled; and

•	we may be required to provide additional collateral in connection with derivatives transactions.

Any of these or other effects of a downgrade of our credit ratings could have a negative impact on the profitability of our treasury and other operations and could adversely affect our capital position, financial condition and results of operations.

We face significant challenges in achieving the goals of our business strategy, and our business may not be successful.

In May 2011, we and the Bank launched a new medium-term management plan for the coming three fiscal years. Although we believe that we have targeted appropriate business areas, our initiatives to offer new products and services and to increase sales of our existing products and services may not succeed if current market conditions do not stabilize, market opportunities develop more slowly than expected, our initiatives have less potential than we envisioned originally or the profitability of these products and services is undermined by competitive pressures. Consequently, we may be unable to achieve or maintain profitability in our targeted business areas.

In order to implement our business strategy successfully, we need to hire and train qualified personnel continuously and in a proactive manner, as well as to attract and retain employees with professional experience and specialized product knowledge. However, we face competition from other commercial banks, investment banks, consumer finance companies and other financial services providers in hiring highly competent employees. There can be no assurance that we will succeed in attracting, integrating and retaining appropriately qualified personnel.

Our financial condition and results of operations could be adversely affected by changes in the levels or volatility of market rates or prices.

Our financial condition and results of operations could be adversely affected by changes in interest rates, foreign exchange rates and market prices of investment securities. We have substantial investments in debt securities. In particular, Japanese government bonds represent a significant part of our fixed income portfolio. As of March 31, 2011, we had ¥20 trillion of Japanese government bonds classified as available-for-sale securities, which accounted for approximately 58.3% of our overall investment securities portfolio and 14.8% of our total assets. Increases in interest rates could substantially decrease the value of our fixed income portfolio, and any unexpected change in yield curves could adversely affect the value of our bond and interest rate derivative positions, resulting in lower-than-expected revenues from trading and investment activities. Market volatility may also result in significant unrealized losses or impairment losses on such instruments. Furthermore, ratings downgrades of investment securities by major rating agencies may also cause declines in the value of our securities portfolio.

We are exposed to new or increased risks as we expand the range of our products and services and the geographic scope of our business.

We are expanding our distribution channels and our range of products and services beyond our traditional commercial banking business to other services as part of our business strategy. Accordingly, we will need to develop, invest in and implement systems to manage new products and services and distribution channels. We may incur expenses necessary to address regulatory requirements that enhance consumer protections, including for improvements to information technology systems and employee training. Some of the risks associated with our new services and businesses will be types with which we have no or only limited experience. As a result, our risk management systems may prove to be insufficient and may not be effective in all cases or to the degree required.

In particular, the Bank’s acquisition of Nikko Cordial Securities Inc., which changed its trade name to SMBC Nikko Securities Inc. on April 1, 2011, has significantly expanded our exposure to the domestic retail securities business and the risks that such business entails, including intense competition as well as regulatory and compliance risks. Through the acquisition, we obtained: (i) the entire business of the former Nikko Cordial Securities, including the domestic retail and M&A advisory businesses; (ii) certain businesses of the former Nikko Citigroup, including the domestic debt and equity underwriting businesses; (iii) other related subsidiaries and associates; (iv) strategic shareholdings; and (v) other assets including the “Nikko” brand and related trademarks. Along with strengthening SMBC Nikko Securities’ position as a securities and investment banking company that can provide both retail and full-line wholesale securities services, including overseas operations, we are further exposed to the risks associated with the securities business.

As we expand the scale of our overseas assets and businesses, we have entered into several investments and alliances with commercial banking institutions, particularly in Asia. This expansion of our overseas business and our strategy to further improve our presence in the international markets may further increase our exposure to risks of adverse developments in foreign economies and markets, including interest rate and foreign exchange rate risk and regulatory and political risk. Our overseas expansion also exposes us to the compliance risks and the credit and market risks specific to the countries and regions in which we operate, including the risk of deteriorating conditions in specific national or regional economies or in the credit profile of overseas borrowers.

We may experience impairment losses on goodwill and investments in associates, which could negatively affect our financial condition and operating results.

We have entered into a number of business alliances with related companies and other financial institutions, including with entities involved in the securities, consumer finance, credit card, leasing and asset management businesses, and we may enter into additional business alliances and make additional investments and acquisitions in the future. It is uncertain whether we will receive the expected benefits from our business alliances. If our strategy with respect to an existing or future alliance changes or is unsuccessful, we may decide or be required to terminate the alliance.

We recognize some goodwill and intangible assets mainly in the securities segment and the leasing segment. Impairment losses on goodwill or intangible assets in connection with acquisitions must be recognized when the recoverable amount of the goodwill or intangible assets of the business is lower than the carrying amount at the time of impairment testing, which is performed annually or whenever there is an indication that the goodwill or intangible assets may be impaired.

We account for some of our alliance investments under the equity method. For the fiscal year ended March 31, 2011, we recognized net losses under the equity method in connection with some of these alliance investments. Net losses by equity method investees may cause us to recognize further losses in the future. Furthermore, we may lose the capital which we have invested in business alliances or may incur impairment losses on securities acquired in such alliances, and we may incur credit costs resulting from our credit exposure to business alliance partners if they fail or do not perform as expected.

We may also be required under contractual or other arrangements to provide financial support, including credit support and equity investments, to business alliance partners in the future. Furthermore, we may incur unanticipated costs and liabilities in connection with business alliances, including claims by customers or personnel of the businesses acquired prior to business alliances, and actions by regulatory authorities.

Our consumer finance strategy exposes us to risks in that industry.

We have strategic alliances with companies engaging in the consumer finance business and have substantial exposure to the Japanese consumer finance industry through their businesses, some of which are our consolidated subsidiaries. We have substantial loans outstanding to consumer finance companies, including Promise Co., Ltd. In addition to our exposure through loans, we have a 22% equity investment in Promise and direct investments in other consumer finance companies, including the Bank’s 51% stake in ORIX Credit Corporation, a consumer finance provider with a high market share among premium card loan providers.

Our strategic alliances and joint businesses with consumer finance companies have been and will continue to be adversely affected by changes in regulations in the consumer finance industry.

Changes in the legal environment and market conditions have severely adversely affected the business performance of consumer finance companies. Consumer finance companies had offered unsecured personal loans, which included so-called “gray zone” interest on loans in excess of the maximum rate prescribed by the Interest Rate Restriction Act (ranging from 15% to 20%) up to the 29.2% maximum rate permitted under the Act Regulating the Receipt of Contributions, Receipt of Deposits and Interest Rates, or the Contributions Act. However, as a result of unfavorable court decisions, claims for refunds of amounts paid in excess of the applicable maximum allowed rate by the Interest Rate Restriction Act have increased substantially. While Promise and other major companies in the consumer finance industry have recorded provisions for interest repayment, these provisions may be insufficient. The amendments to laws regulating moneylenders which were promulgated in December 2006 and which became fully effective in June 2010 increased the authority of government regulators, prohibited gray zone interest and introduced an upper limit on aggregate credit extensions to an individual by moneylenders at one-third of the borrower’s annual income. After the promulgation of such amendments, Promise and other consumer finance companies reduced their interest rates on loans in preparation for the prohibition of gray zone interest. As a consequence, margins earned by consumer finance companies, as well as the amounts of loans extended, have decreased. Promise and our other consumer finance subsidiaries and associates are engaged in efforts to restructure their consumer finance businesses and diversify their profit structure. We may be required to provide financial support through additional loans and equity investments. However, such efforts may not be successful and could adversely affect their operations and may cause us to recognize additional losses.

Our strategic alliances with and investments in credit card companies expose us to risks in that industry.

Economic and regulatory trends in Japan have adversely affected the profitability of credit card companies that operate in Japan. The uncertain economic environment increases caution among consumers and contributes to a reduction in the volume of credit card transactions. Recent regulatory changes in Japan have also affected the operations and profitability of companies in the credit card industry.

The revisions to the Installment Sales Act enacted in June 2008, most of which took effect in December 2009, imposed more stringent regulations on credit card companies, including an expanded scope of regulation, measures to prevent inappropriate extensions of credit and measures to prevent excessive lending. These and subsequent revisions to the Installment Sales Act in December 2010 have had and continue to have an adverse impact on companies in the credit card industry.

Amendments to laws regulating moneylenders promulgated in December 2006 which introduced interest and credit extension limits have had and continue to have a negative effect on the profitability of certain credit card companies, including Cedyna Financial Corporation, or Cedyna. Cedyna is exposed to liabilities related to the repayment of gray zone interest and an additional increase in claims for repayment could result in further losses.

If these economic and regulatory trends continue or accelerate, our investments in credit card companies could materially and adversely affect our capital adequacy ratios, financial condition and results of operations. In addition, we may be required to provide financial support to these companies through additional loans or equity investments. However, such actions may not be successful and may cause us to recognize additional losses.

Deferred tax assets may decrease due to a reduction of our expected future taxable income.

We recognize deferred tax assets relating to tax losses carried forward and deductible temporary differences only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the temporary differences can be utilized. Net deferred tax assets amounted to ¥1,001 billion and ¥1,097 billion as of March 31, 2011 and 2010, respectively. If our current or future financial circumstances indicate that it is no longer probable that our deferred tax assets will be utilized, we will assess them for realizability and may reduce them as necessary. This reduction could have an adverse effect on our financial condition and results of operations.

Declines in actual returns on our plan assets or revised actuarial assumptions for retirement benefits may adversely affect our financial condition and results of operations.

The Bank and some of our subsidiaries have various defined benefit plans. We have experienced in the past, and may experience in the future, declines in actual returns on plan assets and changes in the discount rates and other actuarial assumptions. If actual returns on plan assets are lower than expected returns on plan assets or if we revise the discount rates and other assumptions, we may incur actuarial losses which may have an adverse effect on our financial condition and results of operations. Unrecognized actuarial losses may be recognized as losses in future periods. Because approximately half of our plan assets are composed of equity instruments, the plan assets are greatly affected by volatility in market prices for equity securities. Substantial declines in share prices for equity securities on Japanese stock markets would negatively affect our plan assets and unrecognized losses arising from such declines may be recognized as losses in future periods. For further information, see Note 23 “Retirement Benefits” to our consolidated financial statements included elsewhere in this annual report.

Our business relies on our information technology systems, and their failure could harm our relationships with customers or adversely affect our provision of services to customers.

In all aspects of our business, we use information technology systems to deliver services to and execute transactions on behalf of our customers as well as for back-office operations. We therefore depend on the capacity and reliability of the electronic and information technology systems supporting our operations. We may encounter service disruptions in the future, owing to failures of these information technology systems. Our information technology systems are subject to damage or incapacitation as a result of quality problems, human error, natural disasters, power loss, sabotage, computer viruses, acts of terrorism and similar events. Our information technology centers are subject to earthquake risk. While we have taken steps to protect our information in the information technology centers from earthquake risk, including by establishing data recovery capability and functionality, these measures may not be sufficient. In addition, we may not be prepared to address all contingencies that could arise in the event of a major disruption of services. The failure to address such contingencies could harm our relationships with customers or adversely affect our provision of services to customers.

We handle personal information obtained from our individual and corporate customers in relation to our banking, securities, credit card, consumer finance and other businesses. The systems we have implemented to protect the confidentiality of personal information, including those designed to meet the strict requirements of the

Act Concerning Protection of Personal Information, may not be effective in preventing disclosure of personal information by unauthorized access from a third party. Leakage of personal information could expose us to demands for compensation or lawsuits for ensuing economic losses or emotional distress, administrative actions or sanctions, additional expenses associated with making necessary changes to our systems, and reputational harm. As a result, our business, financial condition and results of operations could be materially and adversely affected.

Our risk management policies and procedures may not adequately address unidentified or unanticipated risks.

We have devoted significant resources to strengthening our risk management policies and procedures and expect to continue doing so in the future. Nevertheless, particularly in light of the continuing evolution of our operations and expansion into new areas, our policies and procedures designed to identify, monitor and manage risks may not be fully effective. Some of our methods of managing risks are based upon our use of observed historical market behavior and thus may not accurately predict future risks.

We are exposed to a variety of operational, legal and regulatory risks throughout our organization. Management of these risks requires, among other things, policies and procedures to properly record and verify large numbers of transactions and events. However, these policies and procedures may not be fully effective or sufficient. Violations of laws, including the Japanese antitrust and fair trade laws by us or by the Bank, may result in administrative sanctions under the Banking Act. Furthermore, investigations, administrative actions or litigation could commence in relation to violations, which may involve costs, including possible deterioration of our reputation.

We may incur additional costs for implementing and maintaining effective internal controls.

In order to operate as a global financial institution, it is essential for us to have effective internal controls, corporate compliance functions, and accounting systems to manage our assets and operations.

The Financial Instruments and Exchange Act in Japan, or FIEA, requires the companies listed on the Japanese stock exchange to file, together with their annual securities reports required by FIEA, audited internal control reports assessing the effectiveness of their internal controls over financial reporting. We have established internal controls over financial reporting, as well as rules for evaluating those controls, in order to provide reasonable assurance of the reliability of our financial reporting and the preparation of financial statements. However, these controls may not prevent or detect errors. If we are unable to identify and resolve any significant defects or material weaknesses by the end of a particular fiscal year, we will need to report that fact in our annual securities report. If this occurs, our reputation may be damaged, which could lead to a decline in investor confidence in us.

Moreover, under section 404 of the U.S. Sarbanes-Oxley Act of 2002, which will apply to us by reason of our status as a reporting company to the U.S. Securities and Exchange Commission, or SEC, our management will be required to assess the effectiveness of our internal control over financial reporting and disclose whether such internal controls are effective. Our accounting auditor also will have to conduct an audit to evaluate and then render an opinion on the effectiveness of our internal control over financial reporting. The requirements of section 404 will first apply to our annual report on Form 20-F for the fiscal year ending March 31, 2012.

Designing and implementing an effective system of internal control capable of monitoring and managing our business and operations requires significant management and human resources and considerable costs. If we identify any material weaknesses in our internal control system, we may incur significant additional costs for remediating such weaknesses. In addition, if we adopt a new accounting system, we may be required to incur significant additional costs, which may materially adversely affect our financial condition and results of operations.

Our business operations are exposed to risks of natural disasters, terrorism, pandemics and calamities.

Our business operations are subject to the risks of natural disasters, terrorism, pandemics, blackouts, and other calamities and geopolitical risks, any of which could impair our business operations. Despite our preparation of operation manuals and other backup measures and procedures, a calamity could cause us to suspend operations and could adversely affect our operations and financial condition.

Fraud or other misconduct by employees or third parties could subject us to losses and regulatory sanctions.

We are exposed to potential losses resulting from fraud and other misconduct by our employees. Our employees may bind us to transactions that exceed authorized limits or present unacceptable risks, hide from us and from our customers unauthorized activities, improperly use confidential information or otherwise abuse customer confidences. Third parties may engage in fraudulent activities, including fraudulent use of bank accounts or the use of false identities to open accounts for money laundering, tax evasion or other illegal purposes. Third parties could also use stolen or forged ATM cards or engage in credit card fraud, and we may be required to indemnify victims of such fraud for related losses. In the broad range of businesses in which we engage, fraud and other misconduct are difficult to prevent or detect, and we may not be able to recover the losses caused by these activities.

Transactions with counterparties in Iran and other countries designated by the U.S. Department of State as state sponsors of terrorism or that are subject to other U.S. economic sanctions may lead some potential customers and investors to avoid doing business with us or investing in our securities or may limit our business operations.

U.S. law generally prohibits or substantially restricts U.S. persons from doing business with countries designated by the U.S. Department of State as state sponsors of terrorism, or the Designated Countries, which currently are Cuba, Iran, Sudan and Syria. Under U.S. law, there are similar prohibitions or restrictions with countries that are subject to other U.S. economic sanctions administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or OFAC, or other agencies, collectively with the Designated Countries, the Restricted Countries. We maintain policies and procedures designed to ensure compliance with relevant U.S. laws and regulations applicable to U.S. persons and our policies include an internal credit policy which prohibits new extensions of credit to Iranian entities. Our non-U.S. offices engage in transactions relating to the Restricted Countries on a limited basis and in compliance with applicable laws and regulations, including remittance of Japanese yen with respect to our customers’ export or import transactions, maintenance of correspondent banking accounts and inter-bank money market transactions with Iranian banks, including those which OFAC identifies as “Specially Designated Nationals.” In addition, we maintain a representative office in Iran that mainly performs an information-collecting function.

We do not believe that our operations relating to the Restricted Countries materially affect our business, financial condition or results of operations. A limited number of the Bank’s transactions with Cuba, Iran, Sudan and certain other countries that are subject to U.S. economic sanctions were identified and voluntarily disclosed to OFAC. These transactions resulted from inadvertent operational errors or the lack of familiarity of some Bank personnel with the requirements of the relevant regulations in the past. Since the discovery of these potential violations we have further strengthened our Group-wide OFAC compliance program in an effort to prevent the recurrence of such potential violations. We settled some of the disclosed potential violations with OFAC while others remain unsettled. However, in light of the inadvertent nature of such potential violations and the degree to which our strengthened OFAC compliance program aims to mitigate the risk of potential violations, we do not believe that our settlement with OFAC or any possible penalties that OFAC may impose with respect to the other potential violations that remain unsettled will have a material impact on our reputation, financial condition or results of operations or on the market prices for our securities.

We are aware of initiatives by U.S. governmental entities and U.S. institutional investors, such as pension funds, to adopt laws, regulations or policies prohibiting transactions with or investment in, or requiring divestment from, entities doing business with Iran and other Designated Countries. It is possible that such initiatives may result in our being unable to enter into transactions with those entities that are subject to such prohibitions or to retain or acquire such entities as customers or investors in our securities. In addition, depending on sociopolitical developments, our reputation may suffer due to our association with the Designated Countries. The above circumstances could have a significant adverse effect on our business or the price of our securities. In addition, the U.S. government has recently enacted legislation designed to restrict economic and financial transactions with Iran, i.e., Comprehensive Iran Sanctions, Accountability and Divestment Act of 2010, or CISADA. This or similar legislative developments may further limit our business operations.

Our business could be adversely affected by litigation and regulatory proceedings globally.

We conduct business in many locations in and outside of Japan. We face the risk of litigation and regulatory proceedings in connection with our operations in the jurisdictions in which we operate. For example, if we fail to comply with CISADA, such failure to comply could result in sanctions against us. Lawsuits and regulatory actions may result in sanctions of very large indeterminate amounts or limit our operations, and costs to defend either could be substantial. An adverse judgment or ruling could have a material adverse effect on our business, operating results and financial condition.

Risks Related to Our Industry

Adverse regulatory developments or changes in government policies, economic controls or accounting rules could have a negative impact on our results of operations.

Our businesses are subject to extensive regulation and associated regulatory risks, including the effects of changes in the laws, regulations, policies, voluntary codes of practice and interpretations in Japan, and the other jurisdictions in which we operate. The financial crisis has led to calls for significant financial reform measures, and various governments are at different stages of enacting new legislation that will affect financial institutions. Future changes in regulation or fiscal or other policies and their effects are unpredictable and beyond our control.

Changes in the regulatory environment may adversely affect our financial condition and results of operations. The FSA and regulatory authorities in the United States and other jurisdictions, along with the United Nations, have in recent years made sanctions as a means to promote the prevention of money laundering and terrorism financing a focus of governmental policy relating to financial institutions. Any regulatory action or change in regulatory focus, whether as a result of inspections or regulatory developments, may negatively affect our banking operations and may require expensive remediation.

In response to recent financial and economic turmoil, regulatory authorities have been reviewing and revising capital adequacy guidelines, including in relation to quality of capital and accounting standards; such revisions could adversely affect our capital ratios. The new Basel III rules text published by the Basel Committee on December 16, 2010 focus on raising the quality of banks’ capital bases, enhancing risk coverage, inhibiting leverage, reducing pro-cyclicality and introducing liquidity regulation.

An increase in the risk weights of resecuritization instruments and some revisions to trading book rules will be implemented from the end of 2011. The minimum common equity and Tier I requirements under the new standards will be phased in between January 1, 2013 and January 1, 2015, and a capital conservation buffer will be phased in from January 1, 2016 and become fully effective on January 1, 2019. The countercyclical buffer requirement will be implemented according to national circumstances and, when in effect, will be introduced as an extension of the conservation buffer range. The Basel Committee has also adopted a requirement to ensure the loss absorbency of regulatory capital at the point of non-viability. On June 25, 2011, the Basel Committee agreed on a consultative document setting out measures for global systemically important banks, or G-SIBs. The assessment methodology for G-SIBs will be based on size, interconnectedness, lack of substitutability, global activity and complexity. It is not yet certain whether we will be designated as G-SIBs. Institutions designated as G-SIBs would be required to meet additional loss absorbency requirements with a progressive Common Equity

Tier I capital surcharge ranging from 1.0% to 2.5% depending on the systemic importance of the relevant bank to be phased in between January 1, 2016 and January 1, 2019. These and further similar developments could adversely affect our capital ratios and operating results. For further details, see “Item 4.B. Business Overview—Regulation.”

We have been preparing for the possible future implementation of these stricter capital adequacy guidelines through various measures. For example, we have issued our common stock, repurchased and cancelled preferred securities and perpetual subordinated debt, and reserved capital surplus and retained earnings in order to improve the quality and quantity of our regulatory capital. However, our capital policy strategy may not be successful. Such implementation could cause our capital ratios to be insufficient for regulatory purposes and could lead us to engage in capital conservation measures or may require us to raise more common equity, which may lead to dilution of earnings and lower returns on equity.

The FSA’s inspection manual for financial institutions and related guidelines are revised or amended from time to time. Our implementation of any such changes could result in an increase in our administrative expenses, which could have an adverse effect on the results of operations and financial condition of us and the Bank.

We operate in the highly competitive financial services industry.

Deregulation, consolidation among financial institutions, diversification within the financial services industry and the expanded presence of foreign financial institutions and investors have made the Japanese market for financial services highly competitive. Moreover, competition in overseas markets has intensified due to global consolidation, convergence and alliances among financial institutions. We compete with various types of financial services companies, including:

•	banking groups, including Japan’s other major banking groups;

•	government-controlled and government-affiliated entities;

•	regional banking institutions;

•	major investment banks; and

•	non-bank finance companies.

Government actions, such as those taken to stabilize the market and to alter the regulatory framework, may affect our competitive position. In response to the recent financial crisis, the Government of Japan has taken and may adopt policies, including providing fiscal stimulus or extending credit support to other Japanese financial institutions, that adversely affect our competitive position. For example, the Government of Japan submitted a bill to the Diet that would allow the Japan Post Bank Co., Ltd., Japan’s largest deposit-taking institution, to expand its business upon notification to and without future approval of the government. Increased competition in Japan may put downward pressure on prices for our financial services, cause us to lose market share or require us to incur additional expenses in order to remain competitive. Internationally, various forms of financial support provided by foreign governments to foreign banks and other financial institutions during the current financial crisis may reduce the cost of capital to those institutions and otherwise give them competitive advantages.

There can be no assurance that we will be able to respond effectively to current or future competition.

Damage to our reputation may have an adverse effect on our business.

Maintaining our reputation is vital to our ability to attract and maintain customers, investors and employees. Our reputation could be damaged through a variety of circumstances, including, among others, employee fraud or other misconduct, systems failures, compliance failures, adverse litigation judgments or regulatory decisions, or unfavorable outcomes of governmental inspections. Negative media coverage of Japan’s banking industry or us, even if inaccurate or not applicable to us, may have a materially adverse effect on our brand image and may undermine depositor confidence, thereby affecting our businesses and results of operations. Actions by the financial services industry generally or by certain members in the industry in Japan can also adversely affect customers’ confidence on the financial services industry. Such reputational harm can lead to a decreased customer base, reduced revenues and higher operating costs.

Risks Related to Our Shares

Sales of shares by us or the Bank may have an adverse effect on the market value of our shares and may dilute existing shareholders.

We may issue shares from the unissued portion of our authorized share capital and sell shares held as treasury stock, generally without a shareholder vote. In addition, the Bank may sell any of our shares that it holds. Sales of shares in the future may be at prices below prevailing market prices and may be dilutive.

It may not be possible for investors to effect service of process within the United States upon us or our directors, corporate auditors or other management members, or to enforce against us or those persons judgments obtained in U.S. courts predicated upon the civil liability provisions of the U.S. federal or state securities laws.

We are a joint stock corporation incorporated under the laws of Japan. Almost all of our directors, corporate auditors and other management members reside outside the United States. Many of our assets and the assets of these persons are located in Japan and elsewhere outside the United States. It may not be possible, therefore, for U.S. investors to effect service of process within the United States upon us or these persons or to enforce, against us or these persons, judgments obtained in the U.S. courts predicated upon the civil liability provisions of the federal or state securities laws. We believe that there is doubt as to the enforceability in Japan, in original actions or in actions to enforce judgments of U.S. courts, of claims predicated solely upon the U.S. federal or state securities laws mainly because the Civil Execution Act of Japan requires Japanese courts to deny requests for the enforcement of judgments of foreign courts if foreign judgments fail to satisfy the requirements prescribed by the Civil Execution Act, including requirements that:

•	the jurisdiction of the foreign court be recognized under laws, regulations, treaties or conventions;

•	proper service of process be made on relevant defendants, or relevant defendants be given appropriate protection if such service is not received;

•	the judgment and proceedings of the foreign court not be repugnant to public policy as applied in Japan; and

•	there exists reciprocity as to the recognition by a court of the relevant foreign jurisdiction of a final judgment of a Japanese court.

Judgments obtained in the U.S. courts predicated upon the civil liability provisions of the U.S. federal or state securities laws may not satisfy these requirements.

Risks Related to Owning Our American Depositary Shares

As a holder of American Depositary Shares, or ADSs, you have fewer rights than a shareholder of record in our shareholder register because you must act through the depositary to exercise these rights.

The rights of our shareholders under Japanese law to take actions such as voting their shares, receiving dividends and distributions, bringing derivative actions, examining our accounting books and records and exercising appraisal rights are available only to shareholders of record. Because the depositary, through its custodian, is the record holder of the shares underlying the ADSs, only the depositary can exercise shareholder rights relating to the deposited shares. ADS holders will not be able to directly bring a derivative action, examine our accounting books and records or exercise appraisal rights.

Pursuant to the deposit agreement among us, the depositary and the holders and beneficial owners of ADSs, the depositary will endeavor to exercise voting and other rights associated with shares underlying ADSs in accordance with instructions given by ADS holders; the depositary will also pay to ADS holders dividends and distributions collected from us. However, the depositary is permitted under the deposit agreement to exercise reasonable discretion in carrying out those instructions or in making distributions, and is not liable for failure to carry out instructions or make distributions as long as it acts in good faith. Therefore, ADS holders may not be able to exercise voting or other rights associated with the shares underlying the ADSs in the manner that they intend, or may lose some or all of the value of dividends or distributions collected from us. Moreover, the deposit agreement may be amended or terminated by us and the depositary without any reason, or consent from or notice to ADS holders. As a result, ADS holders may not be able to exercise rights in connection with the deposited shares exercised in the way they wish or at all.

ADS holders are dependent on the depositary for certain communications from us. We send to the depositary most of our communications to ADS holders in Japanese. ADS holders may not receive all of our communications in the same manner as or on an equal basis with shareholders of record in our shareholder register.

Item 4.	Information on the Company

4.A.    HISTORY AND DEVELOPMENT OF THE COMPANY

Legal and Commercial Name

Our legal name is Sumitomo Mitsui Financial Group, Inc. Our commercial name is Sumitomo Mitsui Financial Group, or SMFG.

Date of Incorporation

We were established in December 2002.

Domicile and Legal Form

We are a joint stock corporation incorporated with limited liability under the laws of Japan. Our address is: Sumitomo Mitsui Financial Group, Inc., 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan. Our telephone number is: +81-3-3282-8111.

History and Development

We were established in December 2002 as a holding company for the Group through a statutory share transfer (kabushiki-iten) of all of the outstanding equity securities of the former SMBC in exchange for our newly issued securities. Upon our formation and completion of the statutory share transfer, the former SMBC became our direct, wholly owned subsidiary. The Bank was established in March 2003 through the merger of the former SMBC with Wakashio Bank, which was established in 1996 as a subsidiary of Sakura Bank. The former SMBC was established in April 2001 through the merger of Sumitomo Bank and Sakura Bank, which was established through the merger of Taiyo Kobe Bank and Mitsui Bank in 1990. Mitsui and Sumitomo started their banking businesses in 1876 and 1895, respectively. The origins of both banking businesses can be traced back to the seventeenth century.

Information Concerning the Principal Capital Expenditures and Divestitures

In October 2008, we subscribed to 48.8% of the shares of OMC Card, now Cedyna, for ¥16 billion and also subscribed to ¥13 billion of OMC Card’s convertible bonds with stock acquisition rights.

In January 2009, we sold 50% of the shares of JRI Solutions, Limited, now JSOL Corporation, to NTT Data Corporation for an undisclosed sum and JSOL became an associate of The Japan Research Institute, Limited.

In July 2009, the Bank invested ¥27 billion to acquire a 51% interest in ORIX Credit, a consumer finance provider which became a consolidated subsidiary of the Bank with ORIX Corporation owning the remaining 49%.

In October 2009, we acquired for ¥565 billion all the operations of the former Nikko Cordial Securities and a part of the operations of the former Nikko Citigroup Ltd., which have since been combined to form SMBC Nikko Securities.

In December 2009, we terminated a joint business with Daiwa Securities Group Inc. and sold to Daiwa Securities Group our 40% equity interest in the former Daiwa Securities SMBC Co., Ltd., now known as Daiwa Securities Capital Markets Co. Ltd.

In May 2010, our wholly owned subsidiary SMFG Card & Credit, Inc. subscribed for a third-party allotment of newly-issued shares of Cedyna’s common stock for a total price of approximately ¥50 billion. As a result, Cedyna, previously our equity-method associate, became our consolidated subsidiary.

Public Takeover Offers

Not applicable.

4.B.    BUSINESS OVERVIEW

Overview

We are a holding company that directly owns 100% of the issued and outstanding shares of the Bank, one of the largest commercial banks in Japan, with more than ¥100 trillion in nonconsolidated total assets calculated as of March 31, 2011. We are one of the three largest banking groups in Japan with an established presence across all of the consumer and corporate banking sectors. Our subsidiaries in our commercial banking business include, in addition to SMBC, Kansai Urban Banking Corporation, The Minato Bank, Sumitomo Mitsui Banking Corporation Europe and Sumitomo Mitsui Banking Corporation (China). Our subsidiaries also include SMBC Nikko Securities and SMBC Friend Securities Co., Ltd. in our securities business; Sumitomo Mitsui Finance and Leasing Company, Limited in our leasing business; and Sumitomo Mitsui Card Company, Limited and Cedyna in our credit card services business. See “Item 4.C. Organizational Structure.”

Management Philosophy

Our Group-wide management philosophy is as follows:

•	to provide optimum added value to our customers and together with them achieve growth;

•	to create sustainable shareholder value through business growth; and

•	to provide a challenging and professionally rewarding work environment for our dedicated employees.

In addition to our Group-wide management philosophy, we have also established a code of conduct. Our code of conduct is designed to be a guideline for the conduct of our directors, officers and other employees in the realization of our Group-wide management philosophy in all areas. Our code of conduct is as follows:

•	to strive to increase shareholder value and simultaneously maintain healthy relationships with our customers, employees and other important stakeholders;

•	to give utmost consideration to people’s trust in our company, abide by laws and regulations, maintain a high ethical standard, and act fairly and sincerely;

•	to acquire and continuously enhance our knowledge, ability and intelligence, increase productivity in all areas of our business and provide superior financial services at competitive prices;

•	to establish a top-brand company on a global basis by understanding the needs of each customer and providing valuable services according to the changing needs of our customers;

•	to efficiently implement the goals of our business strategy in order to become a leader in selected markets by strategically allocating managerial resources;

•	to proactively promote innovation and creativity in all business areas in order to stay ahead of our competitors;

•

to build a strong organization based on market principles and rational thinking which reflect diverse values and delegate internal authority under a strict risk management system so as to enable rapid decisions and efficient business execution; and

•

to promote the growth of our business through the development of our employees by setting high targets and using objective evaluation and compensation systems which emphasize ability and achievement of good results.

Environment

The Group recognizes preservation of the environment as one of its most important management objectives and strives to achieve harmony with the natural environment in its corporate activities.

Basic Philosophy Regarding the Group’s Environmental Activities

Recognizing the importance of realizing a sustainable society as one of its most important tasks, the Group makes continuous efforts to harmonize environmental preservation and corporate activities in order to support the economy and contribute to the general well-being of society as a whole.

SMFG and its principal group companies have obtained ISO 14001 certification, the international standard for environmental management systems. Every year we set environmental objectives which we systematically pursue through environmental activities based on a PDCA (Plan, Do, Check and Act) cycle. SMFG is also a signatory to the “Statement by Financial Institutions on the Environment and Sustainable Development” of the United Nations Environment Programme (UNEP).

The Bank made its Head Office “carbon neutral” and requires land pledged as collateral to undergo soil contamination and asbestos risk assessment. In addition, we also apply the “Equator Principles,” a set of guidelines for financial institutions to assess and manage social and environmental impacts related to the financing of large-scale development projects, when we finance such projects.

Description of Operations and Principal Activities

Commercial Banking

Our commercial banking business consists mainly of the Bank. The Bank has solid franchises in both corporate and consumer banking in Japan. The Bank has long-standing and close business relationships with many companies listed on the First Section of the Tokyo Stock Exchange and long historical relationships with the so-called Sumitomo Group and the Mitsui Group companies.

The Bank provides an extensive range of consumer and corporate banking services in Japan and wholesale banking services overseas. In Japan, the Bank accepts deposits from, makes loans to, extends guarantees to and provides other products and services to corporations, individuals, governments and governmental entities. The Bank offers financing solutions through loan syndication, structured finance and project finance to large corporate customers in the domestic and overseas markets, as well as a variety of lending options to domestic mid-sized companies, small and medium-sized enterprises, or SMEs, and individuals. The Bank also underwrites and deals in bonds issued by or guaranteed by the Government of Japan and local government authorities, and acts in various administrative and advisory capacities for some types of corporate and government bonds. Internationally, the Bank operates through a network of branches, representative offices, subsidiaries and affiliates to provide loan syndication, project finance and cash management services and participate in international securities markets.

The Bank conducts its primary banking business through its five business units: the Consumer Banking Unit, the Middle Market Banking Unit, the Corporate Banking Unit, the International Banking Unit and the Treasury Unit. The Bank’s Investment Banking Unit, Corporate Advisory Division, Private Advisory Division and Global Advisory Department operate across these business units. Further, the Bank has a Corporate Staff Unit, a Corporate Services Unit, a Compliance Unit, a Risk Management Unit and an Internal Audit Unit.

SMBC’s Consumer Banking Unit

SMBC’s Consumer Banking Unit provides financial services to consumers residing in Japan. It offers a wide array of financial services including, but not limited to, personal bank accounts, investment trusts, pension-type insurance products, life insurance products and housing loans.

Consumer Banking Unit operations are mainly conducted through a large and well developed branch network. The Bank had a domestic network consisting of 435 branch offices as of March 31, 2011, most of which were located in the Tokyo and Osaka regions.

The Bank has been strengthening this network by transforming branches from transaction centers into marketing bases. The transformation process involves a review of each branch’s infrastructure, based on location and market size, to determine the most suitable functions and physical layout. As of March 31, 2011, consulting services were available at 73 SMBC Consulting Plazas that provide financial consulting services at convenient locations. SMBC Consulting Plazas provide services during extended hours, including weekday evenings, weekends and national holidays, for the convenience of customers. The Bank has broadened its investment product offerings at branches and SMBC Consulting Plazas to include foreign currency bonds, structured bonds and other products.

The Bank also operates an extensive network of ATMs in Japan providing service during extended hours. As of March 31, 2011, the Bank’s ATM network included 6,584 full-service ATMs. In addition, the Bank offers its customers access to 35,010 ATMs through arrangements with other ATM providers, including convenience stores.

The Consumer Banking Unit also offers internet banking services through “SMBC Direct.” As of March 31, 2011, SMBC Direct had approximately 11 million registered users. SMBC Direct users are able to transfer funds, perform balance inquiries, make time deposits and foreign currency deposits and buy and sell investment trusts over the telephone, Internet or mobile phone Internet service.

The Consumer Banking Unit offers the following products and services through various channels:

•

Housing Loans. Housing loans, which are principally secured by collateral or supported by guarantees, are one of the primary products offered by the Consumer Banking Unit. The Bank employs a credit assessment model based on credit data amassed and analyzed by the Bank over many years. The Bank provides housing loans with a variety of terms and interest rates, including 10- to 35-year term, fixed-rate loans, to meet diversified customer needs. For instance, the Bank offers a housing loan combined with an insurance policy that covers the repayment of the outstanding loan balance in the event the borrower is diagnosed with certain serious diseases.

•

Investment Trust. The Bank provides a variety of investment trust products with varying risk-return profiles that are developed and managed by experienced investment management companies within Japan and overseas. The Consumer Banking Unit generally focuses on the distribution, rather than the development or management, of investment trust products. On October 1, 2009, the Bank and its consolidated subsidiary SMBC Nikko Securities, previously known as Nikko Cordial Securities, began providing new investment trust products that were designed to capitalize on new global economic trends.

•

Insurance Products. The Bank, as an agent, offers pension-type insurance, whereby customers make premium payments of fixed amounts until they reach a certain age, at which time annuity payments to the customers begin. In addition, the Bank sells a wide range of insurance products, including life insurance, medical insurance, insurance focusing on major diseases, nursing care insurance and juvenile insurance, home fire insurance, single-premium whole life insurance and annuities.

•

Securities Intermediary Services for Individuals. The Bank offers a variety of products, including foreign currency bonds and structured bonds, to its individual customers to complement its lineup of investment trusts together with SMBC Nikko Securities.

•

Settlement and Consumer Finance Services. The Bank offers a variety of settlement-related and personal credit products, including the “SMBC First Pack” credit card, in collaboration with our Group companies Sumitomo Mitsui Card and Cedyna. As part of our business alliance with Promise, the Bank offers consumer loan products. Promise guarantees loans made by the Bank under this alliance.

SMBC’s Middle Market Banking Unit

The Middle Market Banking Unit focuses on building a solutions business where it quickly responds to various issues faced by mid-sized companies and SMEs, and provides financial solutions to them. The Middle Market Banking Unit offers customers lending, cash management, settlement, leasing, factoring, management information systems consulting, collection and investment banking services, some of which are offered in cooperation with our Group companies.

As of March 31, 2011, the Bank maintained 272 sales channels, including 165 channels which deal with unsecured loans to SMEs, namely “Business Select Loans.”

Loans to mid-sized companies and SMEs are generated mainly through the Bank’s corporate business offices. Loans originated by corporate business offices can be approved by the general managers of the offices up to a limit which varies depending upon the amount and duration of the loan, the type and amount of collateral and other factors. Loans exceeding these limits are approved by the credit department. Larger loans require the approval of one or more executive officers of the Bank.

The majority of the Bank’s domestic loans to mid-sized companies and SMEs are secured by collateral or supported by guarantees, such as real estate collateral or guarantees by representatives of borrowers or surety companies.

The Middle Market Banking Unit also provides the following products and services to mid-sized companies and SMEs:

•

Business Select Loans. In 2002, the Middle Market Banking Unit began offering business select loans, or BSLs, an unsecured loan product focused on small corporate customers with annual sales of less than ¥1 billion. For SMEs, BSLs are offered up to a maximum amount of ¥50 million per transaction, and employ highly sophisticated credit scoring models in the origination process. Loans to SMEs generally have higher credit risks than loans to larger corporate borrowers. The Bank continues to revise lending practices by, for example, modifying terms and conditions of its loans as well as adjusting interest rates based on the risk profile of borrowers. In addition, the Bank has improved its credit analysis, procedures and cash flow analysis for loan applications.

•

Business Promotion Services. In light of the recent trend among mid-sized companies and SMEs of expanding their businesses into overseas markets, this business unit focuses on offering products and services that help its customers to enter into new markets, especially in China and other Asian countries, and accommodate an increase in international trade operations with the Global Advisory Department.

•

Services to Promote B-to-B Transactions. “Value Door” is a gateway to various settlement services of the Bank and its subsidiaries and affiliates that meet our customers’ needs through the Internet. The Bank has promoted products and services provided through Value Door to stimulate greater demand for its solutions business for SMEs. The Value Door website includes such services as Web 21, an Internet-based service that offers corporate customers means to transfer money easily and effectively, and Global e-Trade Service, an Internet-based foreign exchange service for smooth transfer of funds to and from foreign banks.

SMBC’s Corporate Banking Unit

The Bank’s Corporate Banking Unit provides a wide range of financing services such as loans, deposits and settlement services, targeting large Japanese corporations and listed companies. This unit also offers business solutions required for the increasingly complex and diverse management issues which large Japanese corporations are currently facing, and supports their active business expansion plans. Loans for the Corporate Banking Unit are approved in the same manner as for the Middle Market Banking Unit.

This unit, through the Bank’s Investment Banking Unit, provides products and services such as loan syndication, structured finance, commitment lines and non-recourse loans. As part of its solutions services, the Bank intends to promote opportunities for the capital markets to respond to these customers’ funding and corporate restructuring needs, particularly through the Bank’s subsidiary, SMBC Nikko Securities.

SMBC’s International Banking Unit

The International Banking Unit mainly helps Japanese corporate customers develop their businesses in overseas markets and helps multinational companies develop their businesses in Japan. The Bank’s international network consisted of 15 branches, seven sub-branches and 11 representative offices as of March 31, 2011, creating a presence for the Bank around the world, together with subsidiaries such as SMBC Europe and SMBC (China). The International Banking Unit offers a variety of services and products to its global clients, including, for example, trade finance, project finance, loan syndication, securitization, shipping finance, global cash management services and yen custody services.

Our overseas lending business has been principally focused on loans to large, highly rated corporations, as well as to sovereign and quasi-sovereign credits, most of which are unsecured. The Bank also makes substantial secured loans overseas, including for project finance, equipment financing and margin lending for securities and commodities. Our overseas loans are generally extended at floating rates based on the London interbank offered rates and denominated in currencies other than Japanese yen.

Loans originated by an overseas branch can be approved by the general manager of the branch up to a limit which varies depending upon the amount and duration of the loan, the type and collateral and other factors. Loans exceeding these limits require approval from the credit department of regional headquarters or the Bank’s head office in Tokyo. Larger international loans require the approval of one or more executive officers of the Bank.

As part of the Bank’s efforts to strengthen its competitive position in Asia, in April 2008, the Bank established the Asia-Pacific Division in addition to its existing Europe and Americas Divisions. In April 2011, the Bank established the Global Business Strategy Department to enhance initiatives in emerging countries with greater growth prospects and to plan global business strategies with a focus on these countries.

Recently, the Bank has expanded its presence mainly in Asia and other emerging regions by establishing new locations and enhancing existing locations across those regions, including:

•	establishing a Hanoi branch in December 2008;

•	enhancing the functions of its Johannesburg representative office in March 2010;

•	establishing a representative office in Bogota, the Republic of Colombia in September 2010; and

•	establishing a representative office in New Delhi, the Republic of India in April 2011.

Recently, the Bank has undertaken the following business alliances:

•	a business and capital alliance with Barclays PLC, one of the leading financial institutions in the United Kingdom, in June 2008;

•

a business alliance agreement with Kookmin Bank, the largest Korean commercial bank, in March 2007, as well as acquisition by the Bank of 0.5% of the shares of Kookmin Bank’s parent, KB Financial Group, in October 2008;

•	a memorandum of mutual understanding on a strategic alliance with The Bank of East Asia, a major independent local bank in Hong Kong, in November 2008;

•

a memorandum of understanding on local currency funding in Indonesia, collaboration in cash management services, corporate finance and other new business areas with PT Bank Central Asia Tbk, the largest privately owned commercial bank in Indonesia, in July 2009;

•	a technical service agreement with Vietnam Export Import Commercial Joint Stock Bank in August 2009 to strengthen the technical services provided by the Bank;

•

an agreement with The Bank of East Asia in December 2009 under which the Bank agreed to subscribe for 2.5% of the total issued shares of The Bank of East Asia in January 2010, increasing the Bank’s holdings to 4.05% of the total issued shares of The Bank of East Asia;

•	a commencement of collection services in China in collaboration with Industrial and Commercial Bank of China in April 2010;

•	an agreement on a business alliance with Absa Bank Limited, based in South Africa and a group company of Barclays Bank PLC, in May 2010;

•	a business cooperation agreement with Kotak Mahindra Bank Limited, one of the largest private sector banks and financial players in India, in June 2010;

•	a memorandum of understanding on structured finance with The Export-Import Bank of Korea in July 2010;

•	a memorandum of understanding on business cooperation with Banco de Bogota, one of the largest banks in Columbia, in September 2010;

•	a memorandum of understanding on business cooperation with Korea Trade Insurance Corporation in December 2010;

•	a memorandum of understanding on business cooperation with RHB Bank, one of the largest banks in Malaysia, in December 2010;

•	a memorandum of understanding on business cooperation with National Bank for Foreign Economic Activity of the Republic of Uzbekistan in February 2011;

•	a memorandum of understanding on business cooperation with PetroVietnam Finance Corporation, and PetroVietnam Securities Incorporated in February 2011; and

•	a memorandum of understanding on business cooperation with Banco BTG Pactual S.A., the largest independent investment bank in Brazil, in April 2011.

Moreover, the Bank established the following banking subsidiaries:

•	Sumitomo Mitsui Banking Corporation (China), which began operations in April 2009;

•	ZAO Sumitomo Mitsui Rus Bank, in Moscow, which began operations in December 2009; and

•	Sumitomo Mitsui Banking Corporation Malaysia Berhad in Malaysia, which began operations in April 2011.

Starting with the establishment of Sumitomo Mitsui Banking Corporation (China) in April 2009, we have been expanding our network in China which we consider to be one of the key markets. As of March 31, 2011, Sumitomo Mitsui Banking Corporation (China) had six branches and four sub-branches across China.

SMBC’s Treasury Unit

The Treasury Unit operates in the domestic and international money, foreign exchange, securities and derivatives markets to serve customer needs and the Bank’s own asset liability management requirements. To expand the Bank’s customer base further and to respond to its customers’ increasingly diverse and complex needs, the Bank’s treasury marketing department seeks to enhance the Treasury Unit’s capabilities to serve the Bank’s customers further as a one-stop solutions provider specializing in market transactions.

The Treasury Unit also offers the following services:

•	Government Bond Underwriting. The Bank acts as an underwriter of Japanese government bonds, government-guaranteed bonds and Japanese municipal bonds.

•	Commercial Paper Placement. The Bank acts as a placement agent for commercial paper programs for qualified corporate issuers.

The Treasury Unit also engages in proprietary trading in a variety of financial products for the Bank’s own account.

Others

The Bank, through the business units mentioned above, also engages in the following business activities:

•

Payment Services. The Bank handles money remittances for municipalities, public and private corporations and individuals in Japan and overseas. Domestic remittance services are significant in Japan, where checks are rarely used and money remittance is a major means of payment. The Bank also handles the collection for its customers of promissory notes, bills of exchange and checks.

•

Foreign Exchange. The Bank engages in a variety of foreign exchange transactions for its clients and for its own account, including foreign currency exchange, overseas transfers and trade finance for export and import activities.

In cooperation with the Bank’s marketing departments, the Bank also engages in the following business activities:

•	Investment Banking Unit. The Investment Banking Unit provides a broad range of sophisticated financial products and services, as follows:

•

Customized Financial Services and Financing Solutions. The Bank provides a wide range of innovative financial services and financing solutions to its corporate clients, including loan syndication, structured finance, LBO and MBO financing, M&A advisory, securitization, non-recourse real estate finance and derivatives.

•

Securities Intermediary Services for Corporate Clients. The Bank provides corporate clients with securities intermediary services, and offers structured bonds, subordinated bonds and other products to corporate clients in cooperation with its subsidiary SMBC Nikko Securities.

•

Corporate Bond Trust Services. The Bank serves as a trustee or co-trustee of corporate mortgage bonds. The Bank also serves as a commissioned company for bondholders and as a fiscal and paying agent for unsecured bonds that are issued and publicly offered by domestic and foreign customers. In this role, the Bank also advises issuers about market conditions and provides administrative services on behalf of issuers.

•	Asset Securitization Trust Services. The Bank offers other trust services to its customers, including monetary claims trusts for asset securitizations.

•

Restructuring Advisory Services. The Bank offers its restructuring advisory services while investing through private equity funds or direct capital investments in corporate customers seeking to restructure.

•

Environmental Products. The Bank arranges carbon credit transactions through its Environmental Products Department within the Structured Finance Department. Through this department, the Bank coordinates collaboration among overseas offices and the Bank headquarters in order to provide a wide range of solutions to customers’ environmental concerns.

•

Corporate Advisory Division. The Corporate Advisory Division was established in order to strengthen our service lineup for listed and non-listed companies to provide solutions for the increasingly sophisticated and diverse management issues faced by corporate clients. The division provides a centralized information platform that maintains the Bank’s accumulated information and knowledge concerning a wide range of industries. Leveraging this centralized information platform, the Corporate Advisory Division provides the Bank’s customers with proposals for strategic initiatives to help enhance their corporate value. The Corporate Advisory Division establishes a separate team for each project and works in cooperation with the Bank’s other departments and SMFG Group companies, including SMBC Nikko Securities and Sumitomo Mitsui Finance and Leasing. The division aims to offer comprehensive solutions for M&A, strategic investment, business alliances and other management issues.

•

Private Advisory Division. The Private Advisory Division was established in order to address areas where the needs of individuals and corporate clients overlap, including private banking, workplace banking, business succession consulting and other areas.

•

Global Advisory Department. The Global Advisory Department was established to help devise solutions for the cross border issues of globally operating clients. The department provides customized solutions from a global perspective by offering problem solving based on research and analysis and effective use of relationships with clients and business partners worldwide. The department is based in Tokyo, with staff members also assigned overseas, mainly in Asia.

In addition to the Bank, our banking subsidiaries include local financial institutions, such as Kansai Urban Banking Corporation and The Minato Bank, as well as an internet bank, The Japan Net Bank, Limited, and foreign subsidiaries, such as Manufacturers Bank.

On March 1, 2010, Kansai Urban Banking Corporation merged with The Biwako Bank, Limited. Biwako Bank operated a retail banking business in the Kansai area. As a result of this merger, the Group held a 56.1% in Kansai Urban Banking Corporation, the surviving company. The merger strengthens Kansai Urban Banking Corporation’s service capabilities and enhances its strategic position in the Kansai area through the expansion of a stable customer base.

Securities

SMBC Friend Securities

SMBC Friend Securities is a full-line securities company focusing on retail business. In September 2006, SMBC Friend Securities became our wholly owned subsidiary. SMBC Friend Securities has strengthened collaboration with our Group companies including the Bank. In January 2007, the Bank started to provide fund wrap services mainly to individual customers in collaboration with SMBC Friend Securities. In January 2011, SMBC Friend Securities transferred its businesses conducted in cooperation with the Bank, such as fund wrap services, to SMBC Nikko Securities.

SMBC Nikko Securities

On October 1, 2009, the Bank acquired all the shares of Nikko Cordial Securities, making it a wholly owned subsidiary of the Bank, and Nikko Cordial Securities changed its trade name to SMBC Nikko Securities on April 1, 2011.

As one of the major Japanese securities brokers, SMBC Nikko Securities has nearly ¥31 trillion of financial assets under account, approximately 7,000 employees, 109 domestic branches, approximately 2.6 million customer accounts and a widely used online trading channel. SMBC Nikko Securities offers a wide range of financial products and investment consultation and administrative services to its individual and corporate customers in Japan. Its offerings include stocks, bonds, investment trusts and variable annuity insurance products.

As part of the acquisition we acquired the domestic debt and equity underwriting business of the former Nikko Citigroup. This business underwrites Japanese offerings of a wide range of products, including stocks, convertible and exchangeable securities, investment grade, sovereign and high-yield debt and structured securities and also arranges private placements and engages in other capital raising activities. Under our agreement with the former Nikko Citi Holdings, relationship managers whose industry coverage activities complement the underwriting business (excluding those covering financial institutions and private equity funds) have also been transferred to SMBC Nikko Securities.

We also acquired shares and partnership interests in other related entities, including Nikko Systems Solutions Ltd., Nikko Business Systems Co., Ltd. and Nikko Global Wrap Ltd. These entities are engaged in various businesses, including fund management, consulting and other securities-related businesses, as well as systems solutions.

In October 2010, SMBC Nikko Securities launched its Bank Agency Service with the Bank, and in January 2011, SMBC Nikko Securities acquired and integrated the businesses which SMBC Friend Securities had conducted together with the Bank, such as fund wrap services.

During the second half of the fiscal year ended March 31, 2011, Primasia Securities (Asia) Limited (a subsidiary of SMBC Nikko Securities incorporated in Hong Kong), SMBC Capital Markets Limited (a subsidiary of SMBC incorporated in the UK), and SMBC Securities, Inc. (a subsidiary of SMBC incorporated in Delaware) changed their respective trade names to SMBC Nikko Securities (Hong Kong) Limited, SMBC Nikko Capital Markets Limited, and SMBC Nikko Securities America, Inc. Together with these overseas subsidiaries, we seek to provide expanded, high quality financial services such as brokerage of Japanese stocks and M&A advisory services to clients on a global basis.

Business Alliance with Citigroup

In 2009, we entered into a strategic business alliance with Citigroup Inc. centering on a variety of collaborative activities between Nikko Cordial Securities and Citigroup. As part of this alliance, Citigroup has agreed to provide us with access to its global corporate and investment banking networks, including sales and trading services and mergers and acquisitions. The long standing relationship between Citigroup and the former Nikko Cordial Securities in the origination and distribution of financial products in Japan and globally will remain with respect to SMBC Nikko Securities.

Termination of Our Alliance with Daiwa Securities Group

In December 2009 we terminated our Daiwa Securities SMBC joint business with the Daiwa Securities Group. We sold our 40% equity investment in the former Daiwa Securities SMBC to Daiwa Securities Group, which held the remaining 60%. Through the joint business, which lasted ten years, we engaged in the wholesale investment banking business and provided a variety of financial services to the Bank’s corporate customers. We currently offer many of these services through SMBC Nikko Securities. Upon the termination, we and the Daiwa Securities Group agreed that Daiwa Securities SMBC Principal Investments Co. Ltd., which was a wholly owned subsidiary of Daiwa Securities SMBC, will continue as a joint venture between the Daiwa Securities Group (which will own 60% of the shares) and the Bank (which will own the remaining 40%).

On July 1, 2010, we also terminated our Daiwa SMBC Capital joint business with the Daiwa Securities Group and executed a company split to form SMBC Venture Capital Co., Ltd., which became our consolidated subsidiary, of which we own 40%.

We and the Daiwa Securities Group have confirmed that our longstanding amicable relationship, including the Bank’s status as the “main bank” of the Daiwa Securities Group, will remain unchanged.

Leasing

Sumitomo Mitsui Finance and Leasing

In October 2006, we and the Sumitomo Corporation Group, a non-affiliate, agreed to pursue strategic joint businesses in the leasing and auto leasing businesses. In pursuit of these objectives, in October 2007, SMBC Leasing merged with Sumisho Lease to form Sumitomo Mitsui Finance and Leasing, and SMBC Auto Leasing Company, Limited merged with Sumisho Auto Leasing Corporation to form Sumitomo Mitsui Auto Service Company, Limited.

We have 60% equity interest in Sumitomo Mitsui Finance and Leasing, and 40% equity interest in Sumitomo Mitsui Auto Service, while the remaining 40% and 60% are held by Sumitomo Corporation.

The purpose of the mergers was to integrate SMBC Leasing’s finance expertise with Sumisho Lease’s expertise in commercial distribution and logistics in order to meet sophisticated clients’ needs and become the preeminent domestic leasing company. The combined companies aim to leverage their know-how and customer bases to provide customers with value-added products and services.

In December 2008, Sumitomo Mitsui Finance and Leasing and Sumitomo Corporation established SMFL Aircraft Capital Corporation B.V., an aircraft operating lease company, in order to develop and expand their aircraft operating lease businesses. In November 2010, Sumitomo Mitsui Finance and Leasing also established SFI Leasing Company, Limited in order to further develop our leasing and rental business with Sony Corporation.

In addition to the above companies, our U.S. subsidiary SMBC Leasing and Finance, Inc. engages in the leasing business.

Credit Card

Sumitomo Mitsui Card

Sumitomo Mitsui Card is a leading company in Japan’s credit card industry, having introduced the Visa brand into the Japanese market. Sumitomo Mitsui Card has a strong brand and a comprehensive credit card business, and offers a variety of settlement and finance services to meet diverse customer needs.

In 2005, we, Sumitomo Mitsui Card, the Bank and NTT DoCoMo, Inc. formed a strategic business and capital alliance for the launch of a highly innovative credit payment service using NTT DoCoMo’s Mobile Wallet, or Osaifu-Keitai, phones equipped with smart-card functions for cashless payments. NTT DoCoMo issues a branded credit card that can be used in conjunction with the Sumitomo Mitsui Card. Sumitomo Mitsui Card established an infrastructure for mobile credit card payments, including the installation of terminals at retail shops enabling customers to make payments with mobile wallet handsets. As part of the alliance, NTT DoCoMo acquired 34% of Sumitomo Mitsui Card’s common stock for approximately ¥98 billion, including new shares issued by Sumitomo Mitsui Card in July 2005. Pursuant to the alliance, Sumitomo Mitsui Card began offering a credit card payment service using NTT DoCoMo’s Osaifu-Keitai phones under the “Mitsui Sumitomo Card iD” brand in December 2005.

In payment and settlement services for electronic money, we are promoting “SMBC First Pack,” a set of packaged deposit, internet banking and credit card services. We plan to enhance new businesses through initiatives like the October 2008 issuance of the SMBC Card Suica with credit, e-money and ATM card functions, under our alliance with JR East, a large Japanese railway company.

Cedyna

In April 2009, Central Finance and QUOQ merged into OMC Card, creating Cedyna, a credit card company. As of March 31, 2011, Cedyna had approximately 23 million cardholders. Cedyna became a subsidiary after SMFG Card & Credit subscribed to Cedyna’s third party share allotment in May 2010. Subsequently, on May 1, 2011, Cedyna became our indirect wholly owned subsidiary when SMFG Card & Credit completed a share exchange to acquire the remaining outstanding shares of Cedyna.

Building on the Cedyna integration, we intend to enhance group synergies and strengthen collaboration, particularly in the installment and solutions businesses. We expect Cedyna and Sumitomo Mitsui Card will deepen their collaboration in their respective credit card businesses.

In addition to the above companies, our subsidiary Sakura Card Co., Ltd. also engages in the credit card business.

Other Major Group Companies and Alliances

The Japan Research Institute

The Japan Research Institute is our wholly owned subsidiary that designs and develops information services, provides outsourcing and consulting services in the fields of management innovation and information technology and conducts economic research. In July 2006, The Japan Research Institute spun off part of its operations to establish JRI Solutions, now JSOL, which offers information technology solutions to customers in the general industrial, financial and public sectors. In January 2009, The Japan Research Institute sold 50% of the shares in JSOL to NTT Data and JSOL became an associate of The Japan Research Institute.

Promise

In September 2004, we entered into a basic agreement with Promise to form a strategic alliance in the consumer finance business. Under the alliance, the Bank and Promise each owned a 50% interest in At-Loan. As part of the business alliance, the Bank and Promise offered, through the Bank’s marketing channels, a variety of products with different interest rates linked to the credit standing of the customer. Promise also guarantees consumer loans made by the Bank.

In January 2010, Promise announced its “Business Structural Reform Plan.” The plan includes:

•	restructuring of cost structure;

•	restructuring of non-core businesses;

•	reorganizing group companies, including a merger with Sanyo Shinpan Finance Co., Ltd. in October 2010 and with At-Loan in April 2011; and

•

maintaining a stable revenue base in light of new regulation on aggregate loan amounts and loan interest rates introduced by an amendment to the Money Lending Business Act, which was expected to impair loan volumes and interest rates in the unsecured loan market.

The plan was completed ahead of schedule via focused restructuring, including significantly cutting selling, general and administrative expenses and terminating unprofitable businesses. In addition, an increase in the authorized number of shares of Promise was approved at its annual general shareholders’ meeting on June 24, 2011.

ORIX Credit

In July 2009, the Bank acquired a 51% interest in ORIX Credit, a consumer finance services provider with a high market share among premium card loan providers, as part of a collaborative initiative with ORIX Corporation. As a result of the transaction, ORIX Credit became a consolidated subsidiary of the Bank.

In March 2011, ORIX Credit entered into a business alliance agreement with Promise regarding loan guarantees.

Alliance with Barclays

Following an agreement between Barclays and the Bank to explore joint business development opportunities in June 2008, the Bank acquired newly issued shares of Barclays common stock for approximately £500 million. We also sold euro-yen bonds issued by Barclays Bank through our securities intermediary services in 2009. Discussions with Barclays with respect to collaboration on services to Japanese companies in South Africa through Barclays’ group company Absa were successfully completed in May 2010.

Barclays, the Bank and SMBC Nikko Securities established a division in SMBC Nikko Securities in April 2010 to provide wealth management services to high net worth individuals in Japan. We have intensified our management-level communications with Barclays regarding, for example, strengthened regulation of the global banking industry. The Bank believes these initiatives will yield mutual benefits and will facilitate business expansion for us in targeted growth business areas, both foreign and domestic.

Credit Loss Protection Agreement with Goldman Sachs

To expand its overseas portfolio and revenue, the Bank entered into agreements with Goldman Sachs in February 2003 to provide credit protection to Goldman Sachs’ extension of credit to their investment grade clients in exchange for receiving a proportion of the fees and interest income from the borrowers. In connection with the agreements, Goldman Sachs established certain wholly owned subsidiaries, or the William Street Entities, that might make credit commitments and extensions. Goldman Sachs entered into credit loss protection arrangements with the Bank in order to hedge in part the credit risk to its investment in the William Street Entities. The Bank, through its Cayman Islands branch, would issue letters of credit in exchange for fees equal to a portion of the fees and interest to be paid by the borrowers to the William Street Entities. The first letter of credit, or FLC, was issued in February 2003 in a maximum available amount of $1 billion, and is available over a 20-year period, subject to early termination or extension. Also, from time to time over a 20-year period, subject to early termination or extension and other conditions, upon the request of Goldman Sachs, the Bank has issued letters of credit and may issue one or more additional letters of credit (each a second letter of credit, or SLC Series, exposing the Bank to risk rated BBB/Baa2 or higher in an aggregate maximum available amount of $1.125 billion). Goldman Sachs may draw on the letters of credit in the event that Goldman Sachs realizes certain losses, or Specified Losses, with respect to loan commitments or loans extended thereunder that Goldman Sachs has entered into with specified borrowers approved by the Bank and Goldman Sachs.

Under the FLC, Goldman Sachs is entitled to draw from time to time amounts equal to approximately 95% of Specified Losses, up to an aggregate stated amount of $1 billion. Under the SLC Series, Goldman Sachs is entitled, subject to certain conditions, to draw from time to time amounts equal to approximately 70% of Specified Losses above specified loss thresholds, up to an aggregate stated amount of $1.125 billion. Goldman Sachs has made a small number of draw downs under the FLC in accordance with its terms.

In connection with these credit arrangements, the Bank pays Goldman Sachs an administration fee based on the aggregate amount of commitments covered by the FLC.

The credit loss protection arrangements contain a number of provisions that give the Bank some control over the determination of borrowers to which it has potential exposure under the FLC and any SLC Series:

•	Goldman Sachs may make credit commitments covered by the arrangements only to borrowers approved by the Bank.

•

Unless the Bank and Goldman Sachs agree otherwise, the borrowers covered by the FLC and any SLC Series that are rated by both of the two major rating agencies must be rated investment grade by at least one, and borrowers that are rated only by one of the two major rating agencies must be rated investment grade by that rating agency. If neither of the two major rating agencies rates a borrower, then further credit to the borrower shall no longer be covered by the FLC or any SLC Series, if the Bank and Goldman Sachs determine the borrower’s credit conditions are lower than investment grade.

•

If the ratings of an approved borrower fall below investment grade in the judgment of both major rating agencies (or, if a borrower is rated investment grade by only one agency, and that agency downgrades the borrower below investment grade), further credit to that borrower will no longer be covered by these arrangements, unless the Bank and Goldman Sachs otherwise agree.

•

On the fifth, tenth and fifteenth anniversaries of the transaction, the Bank has the right to cause Goldman Sachs to stop extending new credit to borrowers the Bank deems to have become “unbankable.” Unbankable borrowers are those who have investment grade ratings from the two major rating agencies but are deemed by the Bank to be below BB- and below Ba3 based on the Bank’s application of rating agency methodologies and criteria. If Goldman Sachs disagrees with the Bank, the matter is to be referred to arbitration, and a suspension is effective unless and until an arbitrator rules in favor of Goldman Sachs.

The Bank, through a separate bankruptcy-remote Cayman Islands subsidiary, has collateralized the obligations on the FLC and a portion of the SLC Series by buying $1.330 billion of Goldman Sachs demand notes and pledging those demand notes to Goldman Sachs. If Goldman Sachs activates an SLC Series that is not collateralized, the Bank through its Cayman Islands subsidiary will be required to purchase and pledge additional Goldman Sachs demand notes with a principal amount equal to the stated amount of that SLC Series. Subject to certain conditions, the Bank has the right to substitute as collateral high quality liquid securities for the Goldman Sachs demand notes.

These arrangements are designed to collateralize the Bank’s obligations in the event the Bank’s Cayman Island branch fails to perform on the FLC or any SLC Series, including as a result of our insolvency or the insolvency of the Bank or the Bank’s Cayman Island branch.

If Goldman Sachs’ credit rating, as determined by either of the two major credit rating agencies, falls below investment grade, Goldman Sachs is obligated to provide collateral to the Bank to support Goldman Sachs’ obligations under the Goldman Sachs demand notes. After an initial 15-year period under the letters of credit, the Bank and Goldman Sachs will negotiate in good faith to extend the terms of the letter of credit arrangements for one additional five-year term. Before the expiration of the initial 20-year term, in certain circumstances, the letter of credit arrangements with the Bank may be terminated by the Bank or Goldman Sachs, in which event Goldman Sachs would be obligated to prepay any outstanding demand notes. In circumstances related primarily to the creditworthiness of the Bank or a breach of its representations or covenants, Goldman Sachs may draw on the letters of credit for early termination amounts of up to the remaining undrawn or available amount on the letters of credit. In connection with draws on the letters of credit of early termination amounts, Goldman Sachs would have to prepay any outstanding demand notes. Goldman Sachs also would be obligated to pay the Bank on the originally scheduled expiration date of the letter of credit arrangements an amount equal to the early termination amounts minus the Losses that would have been reimbursed under the letters of credit had they not terminated early.

At the time the Bank entered into above credit protection agreements, SMFG issued Type 4 preferred stock amounting to ¥150.3 billion to Goldman Sachs and SMFG and the Bank entered into a business cooperation agreement with Goldman Sachs. However all the Type 4 preferred stock has been converted to common stock and the business cooperation agreement has expired, except for certain rights which will expire in January 2014.

Management Policies

In May 2011, we launched a new medium-term management plan for the coming three years from fiscal 2011 to fiscal 2013. Aiming to become a “globally competitive financial services group with the highest trust” by maximizing our strengths of “Spirit of Innovation,” “Speed” and “Solutions and Execution,” we set two management targets as follows:

•	Aim for top quality in strategic business areas; and

•	Establish a solid financial base and corporate infrastructure sufficient to address new financial regulations and the competitive environment.

In order to accommodate global strengthening of financial regulations, we will continue to enhance our risk-return and cost-return profiles, while working to steadily expand bottom-line profit. Accordingly, we intend to pursue business opportunities in overseas markets, especially in the rapidly growing Asian market, in addition to maintaining our strong operational base in Japan. With this in mind, we aim to achieve well-balanced and steady improvement of financial soundness, profitability and growth, and have set the following four objectives and financial targets to be achieved by fiscal 2013:

Financial Soundness.

•	Achieve Core Tier I ratio as required for a global financial institution;

Profitability.

•	Enhance risk-return profile by improving asset quality;

•	Aim for top-level cost efficiency among global competitors; and

Growth.

•	Expand overseas business by pursuing opportunities world-wide, especially in Asia.

Over the next three years, we intend to implement and execute focused business strategies in five critical business areas, establish a solid financial base and corporate infrastructure that support those strategies and maximize the power of our integrated organization as “Team SMFG, Team SMBC” in order to achieve management and financial targets.

Our initiatives for strategic business areas include financial consulting for individuals, providing solutions for corporations, commercial banking in emerging markets, especially in Asia, broker-dealer services and investment banking, and non-asset businesses such as payment and settlement services and asset management.

Financial consulting for individuals. To capture the growing and diversifying wealth management needs of our Japanese individual clients, we intend to further strengthen the financial consulting capabilities of the Bank, SMBC Nikko Securities and SMBC Friend Securities and to increase our assets under management on a Group-wide basis, through such initiatives as

•	enhancing the consulting expertise of our 5,000 financial consultants Group-wide; and

•	enhancing the cross-selling of products and services by redeploying skilled consultants on a Group-wide basis.

Providing solutions for corporations. To respond effectively and quickly to the management agenda of our corporate clients, including global business expansion and diversified funding needs, we intend to strengthen our Group-wide capabilities for providing advanced financial solutions by enhancing cross-selling between the Bank and SMBC Nikko Securities, and by integrating the operation of the Bank’s domestic and overseas offices, through such initiatives as:

•	providing solutions to our clients by leveraging our commercial banking and investment banking capabilities; and

•	expanding operational integration between the Bank’s domestic and overseas offices from Mainland China into peripheral markets, including Hong Kong and Taiwan.

Commercial banking in emerging markets, especially in Asia. To capture expanding business opportunities as well as to respond to increasing client demand for support of global business development, we intend to establish a top-tier commercial banking platform in emerging markets centered on Asia by:

•	aggressively allocating capital and human resources to our overseas business; and

•	establishing a special department in charge of formulating a strategy to significantly expand our network and presence in emerging markets.

Broker-dealer services and investment banking. To address the global and diversified needs of our corporate clients and the financial needs of global investors, we intend to fortify the business of SMBC Nikko Securities as the principal driver of the Group’s corporate finance capabilities by:

•	strengthening its global underwriting and advisory services in areas such as global offerings and cross-border M&A by increasing its overseas staff and operations; and

•	further developing its marketing to leading investors not only in Japan but also in Asia, the United States and Europe.

Non-asset business such as payment and settlement services and asset management. To improve the risk-return profile of our business portfolio, we intend to enhance payment and settlement services and asset management by:

•	responding to our clients’ growing needs for deposits, and foreign exchange and their accompanying financing needs in emerging markets, especially in Asia; and

•	promoting vertical supply chain integration within the Group, and pursuing strategic alliances with overseas institutions in the area of asset management.

To enhance the execution of our strategic initiatives, we intend to establish a solid financial base and corporate infrastructure to support our Group-wide and global business operations by:

•	strengthening Group-wide management capabilities such as risk management;

•	enhancing human resources and improving credit management on a global basis; and

•	further enhancing the efficiency of operations further by leveraging our IT systems.

As we build upon our foundation as a leading Japanese financial group, in order to respond sufficiently to clients’ financial needs in a timely and effective manner, we aim to establish a globally competitive business, corporate and financial base by focusing on the above five strategic business areas while addressing the impact of new financial regulations and other issues. Despite the challenging economic and regulatory environment, we aim to respond proactively and flexibly to market changes, and endeavor to increase shareholder value to become a top-tier global financial services group by pursuing the aforementioned management targets and financial targets.

Revenues by Region

The following table sets forth the percentage of our total operating income for each indicated period, based on the total operating income of our offices in the indicated regions. We earned approximately 90%, 86% and 86% of our total operating income in Japan, where we compete with other major Japanese banking groups and financial service providers, for the fiscal years ended March 31, 2011, 2010 and 2009, respectively. We earn the remainder in the Americas, Europe and Middle East, and Asia and Oceania, where we mainly compete with global financial institutions.

	Fiscal year ended March 31,
	2011	2010	2009
Region:
Japan	90%	86%	86%
Foreign:
Americas	4%	7%	4%
Europe and Middle East	2%	4%	5%
Asia and Oceania (excluding Japan)	4%	3%	5%

Total	100%	100%	100%

Seasonality

Our business is not materially affected by seasonality.

Sources and Availability of Raw Materials

We are not reliant on any particular source of raw materials.

Marketing Channels

Please see “Item 4.B. Business Overview—Description of Operations and Principal Activities” for a discussion of our marketing channels.

Regulation

Deregulation of banking activities in Japan, and more generally of the Japanese financial system, has proceeded over the past decade. This deregulation is altering two structural features of Japan’s financial system: (1) the separation of banking and securities businesses and (2) distinctions among the permissible activities of Japan’s two principal types of private banking institutions: ordinary banks (futsu-ginko; including both city banks, of which the Bank is one, and regional banks) and trust banks. We also face competition from some government entities, including Japan Post Bank Co., Ltd. The Government of Japan has begun to privatize or eliminate several government institutions, in connection with which Japan Post in October 2007 became a joint stock corporation, holding shares of four operating companies. However, the current Japanese administration has passed legislation to freeze the postal privatization scheme.

Article 65 of the former Securities and Exchange Act separated the commercial banking business from the securities business in Japan. However, the Bank and other banks in Japan, like their counterparts in the United States, have been seeking authorization to combine traditional commercial and investment banking activities in order to offer customers a wider range of services. Conversely, securities firms are seeking the authority to engage in activities considered banking activities, which existing regulations prevent them from engaging in. The Development, Etc. of Relevant Acts for the Financial System Reform and the subsequent amendment to the Banking Act now permit banks with FSA approval to establish or otherwise own domestic and overseas subsidiary securities companies to engage in securities businesses. Also, the amendment to the Securities and Exchange Act enacted in June 2004 lifted the ban on banks engaging in securities intermediation. Due to the amendment made as of December 2004 and subsequent amendments, banks have been allowed to solicit customers for securities trades and act as intermediaries with respect to the resulting trades for securities companies.

As a result of the deregulation of the banking sector, companies without prior banking operations have formed new banks. For example, in 2001 banking subsidiaries of Sony Corporation and Seven & i Holdings Co., Ltd. commenced operations to offer consumer banking services. Sony Bank Inc. is an internet-based bank focusing on fund-management services, and its holding company, Sony Financial Holdings Inc., listed its shares on the First Section of the Tokyo Stock Exchange in October 2007. Sony Bank Inc. began offering credit card services in May 2011. Seven Bank, Ltd. uses ATMs installed primarily in Ito-Yokado Co., Ltd. superstores and in convenience stores operated by Seven-Eleven Japan Co., Ltd. as its main service access point. Also, in October 2007, AEON Corporation began operations of a banking subsidiary, AEON Bank, Ltd., which offers retail banking services through in-store branches located in AEON shopping centers.

Within the Japanese consumer banking sector, the deregulation of interest rates on yen deposits has enabled banks to offer customers an increasingly attractive and diversified range of new products. We face competition in this sector from the other city and regional banks as well as from Japan Post Bank, one of the world’s largest deposit-taking financial institutions. Japanese banks have been competing with one another by developing innovative proprietary computer technologies that allow them to deliver basic banking services in a more efficient manner and to create sophisticated new products in response to customer demand. In connection with a significant restructuring of its domestic network, the Bank is replacing many of its retail branch offices with specialized distribution facilities and incorporating advanced technologies to offer new services to its retail customers, for example telephone banking and Internet banking.

Competition in the Japanese banking industry has been heightened by the integration and restructuring of Japanese financial institutions that resulted in larger and more integrated financial institutions. There are a few other major Japanese banking groups, created through this process, and we view them as our principal competitors.

In international markets, we face competition from other commercial banks and similar financial institutions, particularly major international banks and the leading domestic banks in those financial markets in which we conduct business.

Japan

Pursuant to the Banking Act, the FSA has the authority in Japan to supervise banks, bank holding companies and banks’ principal shareholders, meaning bank shareholders having 20% (or 15% in some cases) or more of the voting rights of a bank. The BOJ also has supervisory authority over banks in Japan based primarily on its contractual agreements and transactions with Japanese banks. Only companies licensed by the Prime Minister are defined as banks under the Banking Act, and licenses may be granted only to a kabushiki kaisha, a joint stock corporation, with paid-up capital of ¥2 billion or more.

The Financial Services Agency

Scope of Supervision. The Prime Minister has supervisory authority over banks in Japan, which is generally delegated to the FSA, except for matters prescribed by cabinet order. The Minister for Financial Services has the power to direct the FSA. Under the Banking Act, the FSA has supervisory control over banks, bank holding companies and banks’ principal shareholders in Japan, except for matters to which the Prime Minister retains authority.

The FSA’s authority includes approving:

•	applications for licenses to operate a bank or bank holding company and revoking those licenses;

•	becoming a principal shareholder;

•	reductions in capital;

•	changes of corporate name;

•	the establishment or closure of overseas offices;

•	establishment or acquisition of certain subsidiaries and acquisition of more than 5% of the voting rights in Japanese companies other than subsidiaries;

•	mergers, corporate splits or business transfers, and

•	dissolutions or discontinuations of business by existing banks.

The FSA may also instruct a Japanese bank to suspend its business or to remove directors if the bank violates laws, other regulations or their articles of incorporation or commits acts contrary to public policy. The FSA may also direct a Japanese bank in financial difficulties to direct these banks to hold certain property in Japan for the protection of depositors and to take other actions. Under the prompt corrective action, or PCA, system, the FSA may take corrective actions in the case of capital deterioration of financial institutions. These actions include (1) requiring a financial institution to formulate and implement reform measures, (2) requiring it to reduce its assets or take other specific actions and (3) issuing an order suspending all or part of its business operations.

The Ministry of Finance and the FSA have introduced a number of regulatory measures into the banking sector in Japan to secure sound management of banks, as well as measures to increase the transparency of the regulatory process, including the following:

Bank Holding Company Regulations. A bank holding company is prohibited from carrying on any business other than the management of its subsidiaries and other incidental businesses. A bank holding company may have any of the following as a subsidiary: a bank, a securities company, an insurance company or a foreign subsidiary that is engaged in the banking, securities or insurance business. In addition, a bank holding company may have as a subsidiary any company that is engaged in a finance-related business, such as a credit card company, a leasing company or an investment advisory company. Certain companies that are designated by ministerial ordinance as those that cultivate new business fields may also become the subsidiary of a bank holding company.

Single Customer Credit Limit. The Banking Act restricts the aggregate amount of loans, guarantees and capital investments to any single customer in order to avoid excessive concentration of credit risks and promote fair and extensive use of bank credit. An ordinary bank’s aggregate exposure to any single customer is limited by the Banking Act and the related cabinet order. The limit is 40% (or 25% if the customer is a principal shareholder of the bank) of an ordinary bank’s total qualifying capital based on aggregate exposure to any single customer including certain of the customer’s affiliates, or 25% (or 15% if the customer is a principal shareholder of the bank) of the bank’s total qualifying capital based on aggregate exposures to any single customer not including the customer’s affiliates. The same restriction applies to a bank group (the bank, its subsidiaries and certain affiliates) on a consolidated basis maximum permitted aggregate exposure by a bank group to a single customer is 25% (or 15% if the customer is a principal shareholder of the bank), and to a customer including certain of the customer’s affiliates is 40% (or 25% if the customer is a principal shareholder of the bank), of the total qualifying capital of the group companies.

Disclosure. Under the Banking Act, banks and bank holding companies must disclose their non- and under-performing loans (consolidated and nonconsolidated) as risk-monitored loans. Risk-monitored loans are classified into four categories: (1) bankrupt loans, (2) non-accrual loans, (3) past due loans (three months or more) and (4) restructured loans. Banks and bank holding companies are required to submit annual reports to the FSA on their business including the amount of risk-monitored loans. Banks and bank holding companies must disclose their financial statements on an annual basis. The financial statements consist of the balance sheet and income statement, and explanatory documents regarding business and asset conditions, each prepared under the Banking Act both on a nonconsolidated and consolidated basis.

Independent of the Banking Act disclosure regulations, the Act Concerning Emergency Measures for the Revitalization of Financial Functions requires banks to disclose their loans and their other problem assets. Under this law, assets are classified into four categories: (1) bankrupt and quasi-bankrupt assets, (2) doubtful assets, (3) substandard assets and (4) normal assets. Generally, bankrupt and quasi-bankrupt assets correspond to the total of bankrupt loans and the lower tier of the non-accrual loans (the borrowers of which are effectively bankrupt) under the Banking Act disclosure. Doubtful assets generally correspond to the higher tier portion of the non-accrual loans (the borrowers of which are not, but have the potential to become, bankrupt). The substandard loans generally correspond to the total of the restructured loans and past due loans (three months or more). Bankrupt and quasi-bankrupt assets and doubtful assets also include non-loan assets, for example, securities lending, foreign exchange, accrued interest, advanced payments and customers’ liabilities for acceptances and guarantees.

Net Deferred Tax Assets. Under FSA guidelines, the amount of net deferred tax assets that can be recorded without diminishing the Tier I capital of major Japanese banks and their holding companies (including us and the Bank) is limited to 20% of the level of their Tier I capital from March 31, 2008, which represents a 20% decrease from the previous limit as of March 31, 2006.

Reserves for Loan Losses. Based on the Accounting Standards for Banks issued by the Japanese Bankers Association, the Bank, for statutory purposes, establishes three categories of reserves: a general reserve, a specific reserve and a reserve for specific overseas loan losses.

The general reserve is provided based on the historical loan-loss ratio for the total of certain outstanding loans of the Bank at each balance sheet date. For Japanese taxation purposes, the amount credited to the general reserve recognized as an expense is generally treated as a tax-deductible reserve, if it is not more than the amount based on the Bank’s average loan loss ratio for the previous three fiscal years. The specific reserve is established for specific loans, the repayment of which is considered materially doubtful, in the same amounts as the amount of the expected losses on these loans. The reserve for specific overseas loan losses is for possible losses on loans to certain countries classified as restructuring countries.

The self-assessment rule for the credit quality of the assets of financial institutions, including the Bank, as well as the PCA system, require the Bank to establish a reserve for its loan portfolio in an amount the Bank considers adequate at a balance sheet date.

The FSA has issued operating guidelines, called the Financial Inspection Manual, on inspection of financial institutions that include credit-risk management and the standards for write-offs and reserves. The Financial Inspection Manual itself does not have the force of law, but the FSA inspection of banks is based on the Manual. As a result of an inspection, the FSA may exercise its authority over a bank under the Banking Act to suspend or terminate its banking business.

Inspection of Banks. The Banking Act authorizes the FSA to inspect banks and bank holding companies in Japan at any time and with any frequency. Such inspections are conducted by officials from the FSA’s Inspection Department. The FSA monitors the financial soundness of banks and the status and performance of their control systems for business activities by evaluating banks’ systems of self-assessment, auditing their accounts and reviewing their compliance with laws and regulations. Bank inspection is performed pursuant to the Financial Inspection Manual, which emphasizes the need for: bank self-assessment rather than assessment based on the advice of the government authority, and risk management by each bank instead of a mere assessment of its assets. In July 2005, the FSA announced that it would change its approach in inspections and shift its emphasis from normalizing the non-performing loans problem to the protection of consumer interests and strengthening the Japanese financial system through private sector initiatives. Under this framework, which took effect in April 2007, FSA inspections emphasize dialogue between inspectors and financial institutions and enhanced verification of risk management and compliance systems. The current framework also introduces a financial inspection ratings system, which provides inspection results in the form of graded evaluations intended to offer an incentive for management action as well as an indication of the FSA’s subsequent regulatory stance with respect to the financial institution in terms of, among other things, frequency and scope of inspections. The FSA has also issued non-binding guidelines to clarify its interpretation and enforcement policies of the Banking Act and related regulations.

The Ministry of Finance

The Ministry of Finance conducts examinations of banks in relation to foreign exchange transactions under the Foreign Exchange and Foreign Trade Act.

The Bank of Japan

The BOJ is the central bank of Japan and serves as the principal instrument for the execution of Japan’s monetary policy. The BOJ implements monetary policy mainly by adjusting its basic loan rate, open market operations and imposing deposit reserve requirements. All banks in Japan maintain deposits with the BOJ and rely substantially upon obtaining borrowings from and rediscounting bills with the BOJ. Moreover, all banks in Japan maintain current accounts under agreements with the BOJ pursuant to which the BOJ can conclude a contract with the Bank concerning on-site examinations. BOJ supervision is intended to support the effective execution of monetary policy, while FSA supervision aims to maintain the sound operations of banks in Japan and promote the security of depositors. Through its examinations, the BOJ seeks to identify problems at an early stage and give corrective guidance where necessary.

Capital Adequacy

In 1988, the Basel Committee, comprised of representatives of the Group of Ten, or G-10, (including Japan) and Luxembourg, issued the Basel Capital Accord. The Basel Capital Accord, which was endorsed by the G-10 central bank governors, established a risk-weighted capital ratio as the principal measure of capital adequacy. The Basel Capital Accord sets minimum risk-weighted capital ratios for the purpose of maintaining sound management of banks which have international operations. The minimum risk-weighted capital ratio required is 8% on both a consolidated and nonconsolidated basis.

Banks and bank holding companies are required to measure and apply capital charges in respect of their market risks in addition to their credit risks. Market risk is defined as the risk of losses in on- and off-balance sheet positions arising from movements in market prices. The risks subject to this requirement are:

•	those pertaining to interest rate-related instruments and equities in the trading book; and

•	foreign exchange risk and commodities risk throughout the bank.

In June 2004, the Basel Committee issued the amended Basel Capital Accord, or Basel II, which includes detailed measurement of credit risk, the addition of operational risk, a supervisory review process and market discipline through disclosure. These amendments did not change the minimum risk-weighted capital ratio of 8% applicable to banks with international operations (including the Bank). These rules took effect in Japan from March 31, 2007, and banks could elect to apply the advanced Internal Ratings-Based, or IRB approach for credit risk and the Advanced Measurement Approach, or AMA for operational risk from March 31, 2008.

In addition to new methods for risk-weighting and new requirements to measure and establish reserves for operational risk, the new FSA capital adequacy guidelines also required Japanese banks and bank holding companies to expand their disclosure regarding capital ratio data. Banks and bank holding companies must include detailed disclosure in their annual and semiannual Japanese language disclosure reports (disclosure shi). The required disclosure includes detailed information regarding risk-weighting calculations and operational risk measurement calculations underlying capital ratio data. Under the Banking Act and its related regulations, banks and bank holding companies are required to publish their annual disclosure reports within four months of the end of the most recent annual fiscal period and to publish semiannual disclosure reports within four months of the end of the most recent interim fiscal period.

On July 13, 2009, the Basel Committee approved a final package of measures to enhance certain elements of the Basel II framework. In September 2009, the Group of Central Bank Governors and Heads of Supervision reached an agreement on several key measures to strengthen regulation of the banking sector, and on December 17, 2009 the Basel Committee published a consultative document entitled “Strengthening the resilience of the banking sector” containing proposals on these measures centering on several core areas. The Basel Committee’s proposals focused on raising the quality, consistency and transparency of the regulatory capital base through measures including a requirement that the predominant form of Tier I capital must be common shares and retained earnings; limitations on the use of hybrid instruments with an incentive to redeem; a requirement that regulatory adjustments, including deductions of the amount of net deferred tax assets which rely on the future profitability of a bank, be applied to common equity generally; and a requirement for additional disclosure regarding regulatory capital levels.

The Basel Committee’s proposals also cover the following key areas:

•	Strengthening the risk coverage of the capital framework;

•

Introducing a leverage ratio as a supplementary measure to the Basel II risk-based framework with a view to migrating to a minimum capital requirements treatment based on appropriate review and calibration;

•	Introducing measures to promote the build-up of capital buffers in good times that can be drawn upon in periods of stress; and

•	Introducing minimum liquidity standards for internationally active banks that include a 30-day liquidity coverage ratio requirement underpinned by a longer-term structural liquidity ratio.

In July 2010, the Group of Central Bank Governors and Heads of Supervision reached a broad agreement on the overall design of the Basel Committee’s capital and liquidity reform package. In addition, in August 2010, the Basel Committee issued for consultation a proposal to enhance the loss absorbency function of regulatory capital. In September 2010, the Group of Central Bank Governors and Heads of Supervision announced a substantial strengthening of existing capital requirements. The framework of the proposed reform was endorsed by the G20 leaders at their Seoul summit in November 2010. These capital reforms will increase the minimum common equity requirement from 2% to 4.5% and require banks to hold a capital conservation buffer of 2.5% to withstand future periods of stress, bringing the total common equity requirement to 7%. The Tier I capital requirement will also be increased from 4% to 6% (together with the above capital conservation buffer, to 8.5%). The total capital requirement will remain at the existing level of 8% but will be increased to 10.5% with the capital conservation buffer. In addition, a countercyclical buffer within a range of 0% to 2.5% of common equity or other fully loss-absorbing capital will be implemented according to national circumstances. The Group of Central Bank Governors and Heads of Supervision also agreed on transitional arrangements for implementing the new standards. Under the transitional arrangements, these new capital requirements will be phased in between January 1, 2013 and January 1, 2019. According to the announcement in September 2010 systemically important banks should have loss-absorbing capacity beyond the standards described above, and work continues on this issue at the Financial Stability Board and the Basel Committee. In December 2010, the Basel Committee published the new Basel III rules text. On June 25, 2011, the Basel Committee agreed on a consultative document setting out measures for global systemically important banks, or G-SIBs. The assessment methodology for G-SIBs will be based on size, interconnectedness, lack of substitutability, global activity and complexity. It is not yet certain whether we or the Bank will be designated as G-SIBs. Institutions designated as G-SIBs would be required to meet additional loss absorbency requirements with a progressive Common Equity Tier I capital surcharge ranging from 1% to 2.5%, depending on a bank’s systematic importance, to be phased in between January 1, 2016 and January 1, 2019. We anticipate the FSA will change its capital adequacy guidelines to reflect any changes made by the Basel Committee.

Our securities subsidiary in Japan is also subject to capital adequacy requirements under the FIEA. Under the requirements, securities firms must maintain a minimum capital adequacy ratio of 120% on a nonconsolidated basis and must file periodic reports with the Commissioner of the FSA or the Director-General of the appropriate Local Finance Bureau, and also publicly disclose their capital adequacy ratio on a quarterly basis. Failure to meet the capital adequacy requirements will trigger mandatory regulatory action. For example, a securities firm with a capital adequacy ratio of greater than 120%, but less than 140% will be required to file daily reports with the Commissioner of the FSA or the Director-General of the appropriate Local Finance Bureau. A securities firm with a capital adequacy ratio of less than 120% may be ordered to change its business conduct, place its property in trust or be subject to other supervisory orders, as the relevant authorities deem appropriate. A securities firm with a capital adequacy ratio of less than 100% may be subject to temporary suspension of all or part of its business operations or cancellation of its license to act as a securities broker and dealer.

The capital adequacy ratio is defined as the ratio of adjusted capital to a quantified total of business risks, which include market risks, counterparty risks and operational risks (e.g., risks in carrying out daily business activities, such as administrative problems with securities transactions and clerical mistakes) quantified in the manner specified by a rule promulgated under the FIEA. Adjusted capital is defined as net worth less illiquid assets, as determined in accordance with Japanese GAAP. Net worth consists mainly of stated capital, additional paid-in capital, retained earnings, reserves for securities transactions, certain allowances for doubtful current accounts, net unrealized gains (losses) in the market value of investment securities, and subordinated debt. Illiquid assets generally include non-current market assets, certain deposits and advances, and prepaid expenses.

In May 2010, the FIEA was amended, introducing a minimum capital adequacy requirement on a consolidated basis applicable to securities firms whose total assets exceed ¥1,000 billion. These amendments became effective from April 1, 2011.

Capital Injection by the Government

In October 2008, in response to the 2008 financial turmoil, amendments to the Special Measures Act for Strengthening Financial Functions, the Special Measures Act Concerning Facilitation of Reorganization by Financial Institutions, and other related legislation were enacted by the Diet in order to authorize capital contributions to financial institutions by the Government of Japan. The amendments include extension to March 31, 2012 of a previously expired deadline for financial institutions to apply to the government for capital contributions; other revisions of the government requirements associated with capital contributions intended to facilitate the financing of SMEs; and amendments which permit the government to make capital contributions to credit cooperatives, credit unions and other types of cooperative financial institutions. In June 2011, in response to the Great East Japan Earthquake, the amendments to the Special Measures Act for Strengthening Financial Functions were enacted. The amendments extend the deadline described above to March 31, 2017. The amendments also include special exceptions for financial institutions affected by the Great East Japan Earthquake that need capital enhancement for smooth extension of loans in their main business area, which will not be applicable to any of the financial institutions within the SMFG Group.

PCA and Self-Assessment

The PCA system has been in effect since April 1998. Under the PCA system, the FSA may take corrective actions depending upon the extent of capital deterioration of a financial institution. The PCA system also requires financial institutions to establish self-assessment programs. Financial institutions, including the Bank, are required to analyze their assets giving due consideration to accounting principles and other applicable rules and to classify their assets into categories taking into account the likelihood of repayment and the risk of impairment to the value of the assets. These classifications determine whether an addition to or reduction in reserves or write-offs is necessary.

Pursuant to the Japanese Institute of Certified Public Accountants, or JICPA, guidelines, the outcome of each financial institution’s self-assessment leads to substantially all of a bank’s loans and other claims on customers being analyzed by classifying obligors into five categories: (1) normal borrowers; (2) borrowers requiring caution; (3) potentially bankrupt borrowers; (4) effectively bankrupt borrowers; and (5) bankrupt borrowers. The reserve for possible loan losses is then calculated based on the obligor categories. FSA guidelines require banks to classify their assets not only by the five categories of obligor but also by four categories of quality. The Bank has adopted its own internal guidelines for self-assessment which conform to guidelines currently in effect and comply with the PCA system requirements.

Under the PCA system, if the risk-weighted capital ratio of a bank or a bank holding company with international operations becomes less than 8% but not less than 4%, the FSA may require a bank or a bank holding company to submit and implement a capital reform plan.

If the risk-weighted capital ratio of a bank with international operations declines to less than 4% but not less than 2%, the FSA may order a bank to (1) submit and implement a plan for improving its capital; (2) prohibit or restrict the payment of dividends to shareholders or bonuses to officers; (3) reduce assets or restrict any increase in assets; (4) prohibit or restrict the acceptance of deposits under terms less advantageous than ordinary terms; (5) reduce the business of some offices; (6) eliminate some offices other than the head office; (7) reduce or prevent the launching of non-banking businesses; or (8) take certain other actions.

If the risk-weighted capital ratio of a bank with international operations declines to less than 2% but not less than 0%, the FSA may order a bank to conduct any one of the following: (1) a capital increase; (2) a substantial reduction in its business; (3) a merger; or (4) abolishment of its banking business.

If the risk-weighted capital ratio of a bank with international operations declines below 0%, the FSA may order the bank to suspend all or part of its business.

If the risk-weighted capital ratio of a bank holding company that holds a bank with international operations declines to levels below 8%, the FSA may take actions similar to the actions the FSA may take with respect to a bank.

Prompt Warning System

The prompt warning system introduced in 2002 lets the FSA take precautionary measures to maintain and promote the sound operation of financial institutions even before those financial institutions become subject to the PCA system. These measures include requiring a financial institution to reform: (1) profitability, if deemed necessary to improve profitability based upon a fundamental profit index; (2) credit risk management, if deemed necessary to reform management of credit risk based upon the degree of large credit concentration and other circumstances; (3) stability, if deemed necessary to reform management of market and other risks based upon, in particular, the effect of securities price fluctuations; and (4) cash flow management, if deemed necessary to reform management of liquidity risks based upon deposit trends and level of reserve for liquidity.

Deposit Insurance System

In 1971, the Deposit Insurance Act was enacted in order to protect depositors when financial institutions fail to meet their obligations. The DIC was established to implement the law and is supervised by the Prime Minister and the Minister of Finance. Subject to limited exceptions, the Prime Minister’s authority is delegated to the FSA Commissioner.

Since April 2010, the DIC receives annual insurance premiums from insured banks equivalent to 0.107% of deposits that bear no interest, are redeemable upon demand and are used by depositors primarily for payment and settlement purposes, and premiums equivalent to 0.082% of other deposits. Premiums held by the DIC may be either deposited at financial institutions or used to purchase marketable securities. The insurance money may be paid out to depositors in case of a suspension of repayments of deposits, banking license revocation, dissolution or bankruptcy of a bank. Payouts are generally limited to a maximum of ¥10 million of principal amount together with any interest accrued with respect to each depositor. After April 1, 2005, only non-interest-bearing deposits that are redeemable upon demand and used by depositors primarily for payment and settlement functions are protected in full.

City banks (including the Bank), regional banks (including member banks of the second association of regional banks), trust banks, credit associations, credit cooperatives, labor banks and Japan Post Bank participate in the deposit insurance system on a compulsory basis.

Resolutions of Failed Financial Institutions

Amendments to the Deposit Insurance Act effective in April 2001 created a permanent system for resolving failed financial institutions.

The basic method for resolving a failed financial institution under the Deposit Insurance Act is cessation of the business by paying insurance money to depositors up to the principal amount of ¥10 million plus accrued interest per depositor, or pay-off or transfer of the business to another financial institution, with financial assistance provided within the cost of pay-off. Under the Deposit Insurance Act, transfer of business is regarded as the primary method. In order to effect a prompt transfer of business, the following framework has been established:

•

a Financial Reorganization Administrator is appointed by the FSA Commissioner and takes control of the management and assets of the failed financial institution. The administrator is expected to diligently search for a financial institution which will succeed to the business of the failed institution;

•

if no successor financial institution can be immediately found, a “bridge bank” will be established by the DIC for the purpose of temporarily maintaining the operations of the failed financial institution, and the bridge bank will seek to transfer the failed financial institution’s assets to another financial institution or dissolve the failed financial institution; and

•

in order to facilitate or encourage a financial institution to succeed to a failed business, financial aid may be provided by the DIC to any successor financial institution to enhance its capital after succession or to indemnify it for losses incurred as a result of the succession.

Where it is anticipated that the failure of a financial institution may cause an extremely grave problem in maintaining the financial order in Japan or the region where the financial institution is operating, the following exceptional measures may be taken after consulting with the Conference for Financial Crisis Countermeasures:

•	the DIC may subscribe for shares or other instruments issued by the relevant financial institution and require the institution to submit to the DIC a plan to reestablish sound management;

•	once the financial institution fails, financial aid exceeding the cost of pay-off may be available to the institution; and

•	if the failed institution is a bank and the problem cannot be avoided by other measures, then the DIC may acquire all of the shares of the bank.

In order to fund the above-mentioned activities, the DIC may borrow from financial institutions or issue bonds which may be guaranteed by the government.

The Resolution and Collection Corporation

The Resolution and Collection Corporation, or RCC, was established in 1999 as a wholly owned subsidiary of the DIC through the merger of the Housing Loan Administration Corporation, which had managed mortgages assigned from mortgage lending institutions corporations called “jusen,” and the Resolution and Collection Bank, which had collected loan receivables assigned from failed financial institutions. The RCC is permitted to purchase underperforming loan receivables not only from failed financial institutions but also from healthy financial institutions in order to secure a stable Japanese financial system. The DIC provides guarantees to the RCC to finance the RCC’s business and to compensate RCC for losses that it incurs.

Restriction on Aggregate Shareholdings by a Bank

The Act Concerning Restriction on Shareholdings by Banks requires Japanese banks and their qualified subsidiaries to limit the aggregate market value (excluding unrealized gains, if any) of their equity securities holdings to an amount equal to 100% of their consolidated Tier I capital, with adjustments, in order to reduce exposure to stock price fluctuations. Treasury shares, shares issued by subsidiaries, shares not listed on any stock exchange or not registered with any over-the-counter market, shares held as trust assets, and shares acquired through debt-for-equity swaps in restructuring transactions are excluded from this limitation.

For the purposes of the above requirement, a bank’s holdings of equity securities is the sum of (1) the amount of equity securities owned by the bank and its consolidated subsidiaries and (2) with regard to the equity securities owned by nonconsolidated subsidiaries, the product of (x) the amount of equity securities owned by the bank’s nonconsolidated subsidiaries, multiplied by the product of (y) the bank’s minority interests in the nonconsolidated subsidiaries’ profits and losses calculated according to the equity method, divided by (z) the total amount of those profits and losses.

Shareholding Restrictions Applicable to a Bank Holding Company and a Bank

The Act on Prohibition of Private Monopolization and Maintenance of Fair Trade provision which prohibits banks from holding more than 5% of the voting rights of non-financial companies in Japan does not apply to bank holding companies. However, the Banking Act generally prohibits a bank holding company and its subsidiaries, on an aggregated basis, from holding more than 15% of the voting rights of certain types of companies which are not permitted to become subsidiaries of bank holding companies. Also, the Banking Act generally prohibits a bank and its subsidiaries, on an aggregated basis, from holding more than 5% of the voting rights of certain types of companies which are not permitted to become subsidiaries of banks.

Banks’ Shareholdings Purchase Corporation

In March 2009, in order to facilitate the disposition of shares of listed stocks held by banks while preventing adverse effects caused by sales of large amounts of shares in a short period of time, legislation restarting share purchases by the Banks’ Shareholdings Purchase Corporation of listed shares from banks and certain other financial institutions under certain conditions was enacted and became effective.

Examination and Reporting Applicable to Shareholders of a Bank

The FSA may request the submission of reports or other materials from a bank and/or its bank holding company, or inspect the bank and/or the bank holding company, if necessary, in order to secure the sound and appropriate operation of the business of a bank.

Under the Banking Act, a person who desires to hold 20% (in some exceptional cases, 15%) or more of the voting rights of a bank is required to obtain advance approval of the FSA Commissioner. In addition, the FSA may request the submission of reports or materials from, or may conduct an inspection of, any principal shareholder who holds 20% (in some exceptional cases, 15%) or more of the voting rights of a bank if the FSA deems the action necessary in order to secure the sound and appropriate operation of the business of the bank. Under limited circumstances, the FSA may order the principal shareholder to take such measures as the FSA deems necessary.

Furthermore, any person who becomes a holder of more than 5% of the voting rights of a bank holding company or a bank must report the ownership of the voting rights to the Director of the relevant local finance bureau within five business days. This requirement is separate from the significant shareholdings report required under the FIEA. In addition, a similar report must be made in respect of any subsequent change of 1% or more in any previously reported holding or in respect of any change in material matters set out in reports previously filed, with some exceptions. If the description contained in the report is inappropriate in any material respect, the FSA may request the submission of a report or other materials from, or may conduct an inspection of, the holder of the voting rights.

Special Measures Act Concerning Facilitation of Reorganization by Financial Institutions, Etc.

Under the Special Measures Act Concerning Facilitation of Reorganization by Financial Institutions, Etc.: (1) for one year after the merger or transfer of the entire business of a financial institution, the maximum amount to be covered by the deposit insurance will be ¥10 million multiplied by the number of parties to the merger or business transfer; and (2) a financial institution will be entitled to enjoy the benefit of certain simplified procedures for the forms of reorganization described above.

Deregulation of the Securities Business by a Bank

Before the deregulation described below, Article 65 of the former Securities and Exchange Act separated the commercial banking business from the securities business in Japan, which was defined to include dealing, brokerage, underwriting and distribution of securities. Under this law, banks, including the Bank, could not engage in any securities business except for approved activities. Due to gradual deregulation, the Securities and Exchange Act allowed banks to underwrite and deal in Japanese government bonds, Japanese municipal bonds, Japanese government guaranteed bonds, commercial paper and certain bonds issued by special purpose companies; to sell beneficiary certificates of investment trusts and securities issued by an investment company; and to engage in listed or over-the-counter (“OTC”) securities derivatives transactions as well as in the securities intermediary business, each subject to registration with the FSA.

In addition, amendments to the FIEA and the Banking Act, that became effective on June 1, 2009, abolished restrictions on directors and officers holding concurrent offices in banks, securities companies and insurance companies and introduced a system to manage conflicts of interest between banks, securities companies and insurance companies. The amendments provide for revised firewalls between banks, securities companies and insurance companies; and the development of a system to manage conflicts of interest between banks, securities companies and insurance companies. The amendment relating to firewalls above abolished the ban on certain officers and employees from holding concurrent posts in banks, securities companies and insurance companies, and relaxed restrictions on the transfer of non-public customer information. On the other hand, the amendment relating to conflicts of interest requires those financial institutions, including banks, to implement proper information management procedures and to develop appropriate internal systems to prevent customer interests from being unfairly harmed through trading by a financial institution or by other companies within its group. For example, a financial institution may be required to create information barriers between departments and monitor how it executes transactions with customers.

Protection of Personal Information

The Act on Protection of Personal Information became fully effective in April 2005. The Act on Protection of Personal Information and related rules, regulations and guidelines impose requirements on businesses that use databases containing personal information, including appropriate custody of personal information and restrictions on information sharing with third parties.

Act on Sales, Etc. of Financial Products

Due to deregulatory measures in the banking and finance industry, more financial products, including highly structured and other complicated products, may now be marketed to a broad base of customers. The Act on Sales,

Etc. of Financial Products was enacted to better protect customers from incurring unexpected losses as a result of purchasing these financial products. Under this law, sellers of financial products have a duty to their potential customers to explain important matters (i.e., the nature and magnitude of risk involved) regarding the financial products that they sell. If a seller fails to comply with the duty, the loss in value of the purchased investment product due to the failure to explain is refutably presumed to be the amount of the customer’s loss. An amendment to this law, together with other related laws including the FIEA, became effective in September 2007. The amended law enlarges the scope of the duty of financial services providers to inform customers of important matters related to the financial products that they offer.

Act on Prevention of Transfer of Criminal Proceeds

Under the Act on Prevention of Transfer of Criminal Proceeds (Act No. 22 of 2007), which addresses money laundering and terrorism concerns, financial institutions and certain other entities, such as credit card companies, are required to perform customer identification, submit suspicious transaction reports and keep records of their transactions.

Act Concerning Protection of Depositors and Relief for Victims of Certain Types of Fraud

The Act Concerning Protection of Depositors from Illegal Withdrawals Made by Forged or Stolen Cards became effective in February 2006. This law requires financial institutions to establish internal systems to prevent illegal withdrawals of deposits made using forged or stolen bank cards. The law also requires financial institutions to compensate depositors for any amount illegally withdrawn using forged or stolen bankcards, subject to conditions.

The Act Concerning Payment of Dividends for Relief of Damages from Funds in Account used in connection with Crimes (Act No. 133 of 2007) became effective in June 2008. This law requires that financial institutions take appropriate measures against various crimes including the closing of accounts used in connection with fraud and other crimes. The law also requires financial institutions to make, in accordance with specified procedures, payments from funds collected from the closed accounts to victims of certain crimes.

FIEA

The FIEA regulates the securities industry and most aspects of securities transactions in Japan, including public offerings, private placements and secondary trading of securities, ongoing disclosure by securities issuers, tender offers for securities, organization and operation of securities exchanges and self-regulatory organizations and registration of securities companies. The Prime Minister has the authority to regulate the securities industry and securities companies, which authority is delegated to the FSA Commissioner under the FIEA. The Securities and Exchange Surveillance Commission, an external agency of the FSA, is independent from the Agency’s other bureaus and is vested with authority to conduct day-to-day monitoring of the securities markets and to investigate irregular activities that hinder fair trading of securities, including inspection of securities companies as well as banks in connection with their securities business. Furthermore, the FSA Commissioner delegates certain authority to the Director General of the Local Finance Bureau to inspect local securities companies and their branches. A violation of applicable laws and regulations may result in various administrative sanctions, including revocation of registration or authorization, suspension of business or an order to discharge any Director or Executive Officer who has failed to comply with applicable laws and regulations. Securities companies are also subject to the rules and regulations of the Japanese stock exchanges and the Japan Securities Dealers Association, a self-regulatory organization of securities companies.

The FIEA, which replaced the Securities and Exchange Act in September 2007 in order to broaden and strengthen investor protection and reduce trading costs through deregulation and the easing or elimination of certain excessive regulatory restrictions. The regime under FIEA includes, among other measures, (1) the development of comprehensive and cross-sectoral regulations covering a wide range of financial instruments;

(2) the enhancement of corporate disclosure, requiring listed companies to file quarterly reports, audited internal control reports assessing the effectiveness of internal control structures for financial reporting, and confirmation of the content of annual reports; (3) the expansion of the duties of financial institutions to provide customers with detailed disclosure regarding the financial products that they offer and other measures to protect investors; and (4) the relaxation of regulations through flexible application depending on the type of investor (professional or general public).

Deregulation of Insurance Products

Deregulation in the financial services industry has gradually permitted banks in Japan to offer a variety of insurance products including pension-type insurance. Further deregulation, starting from December 22, 2007, permits banks in Japan to offer a full range of insurance products as an agent in over-the-counter transactions.

Regulation of the Consumer Finance Business

In order to resolve the problems of heavily indebted borrowers and to effect proper regulation of the consumer finance business, amendments to the Interest Rate Restriction Act and the Contributions Act were promulgated in December 2006. As a result, in June 2010, maximum legal interest rates were reduced to the levels prescribed by the Interest Rate Restriction Act, ranging from 15% to 20%. Furthermore, gray zone interest, which is interest on loans in excess of rates prescribed by the Interest Rate Restriction Act up to the 29.2% maximum rate permitted under the Contributions Act, was abolished. Judicial decisions have strictly interpreted the conditions under which consumer finance companies may retain gray zone interest. As a result, claims for refunds of gray zone interest have increased substantially. The amendments to the Money Lending Business Act also include the introduction of an upper limit on aggregate borrowings from all moneylenders by an individual over which moneylenders may not extend further loans, as well as stricter regulation and supervision of moneylender activities.

Installment Sales Act

In order to ensure the fairness of transactions with respect to installment and other sales, prevent damage to consumers and manage credit card numbers, the Installment Sales Act imposes requirements on those who conduct installment sales businesses. In June 2008, revisions to the Installment Sales Act were enacted, most of which became effective in December 2009. The revisions impose more stringent and expanded requirements for credit card companies, including, among other things: (1) wider coverage of installment sales under the regulations; (2) measures to prevent inappropriate extensions of credit for certain credit transactions; (3) measures to prevent excessive lending for certain credit transactions that include requirements to investigate the payment ability of consumers by use of designated credit information organizations and prohibition of execution of credit agreements that exceed the payment ability of consumers; and (4) measures to protect certain information, such as credit numbers.

The Act Concerning Temporary Measures to Facilitate Financing for SMEs, etc.

The Act Concerning Temporary Measures to Facilitate Financing for SMEs, etc., became effective in December 2009 and requires financial institutions to, among other things, endeavor to reduce their customers’ burden of loan payments by employing such methods as term modification at the request of eligible borrowers, including SMEs and individual home loan borrowers. The legislation also requires financial institutions to internally establish a system to implement the requirements of the legislation and periodically make disclosures regarding and report to the relevant authority the status of implementation. Following the enactment of the legislation, the FSA altered its approach toward inspections and shifted its emphasis to facilitation of finance while monitoring risks appropriately. These measures were originally scheduled to remain effective until March 2011, but in March 2011 the effective period was extended until March 2012.

United States

As a result of its operations in the United States, the Bank and SMFG are subject to extensive federal and state banking and securities supervision and regulation. The Bank engages in U.S. banking activities directly through its branches in Los Angeles, San Francisco and New York and through its representative office in Houston. The Bank also controls a U.S. banking subsidiary, Manufacturers Bank, and a U.S. broker-dealer, SMBC Nikko Securities America, Inc.

The Bank and SMFG are qualifying foreign banking organizations under the U.S. International Banking Act of 1978 as amended, or International Banking Act, and as such are subject to regulation as bank holding companies under the U.S. Bank Holding Company Act of 1956, as amended, or the Bank Holding Company Act. Additionally, the Bank and SMFG are bank holding companies by virtue of their ownership of Manufacturers Bank. As a result, the Bank, SMFG and their U.S. operations are subject to regulation, supervision and examination by the Federal Reserve Board as Manufacturers Bank’s U.S. “umbrella supervisor.”

Manufacturers Bank is a California state-chartered bank, which is not a member of the Federal Reserve System. As a state non-member bank the deposits of which are insured by the Federal Deposit Insurance Corporation, or the FDIC, Manufacturers Bank is subject to regulation, supervision and examination by the FDIC and the California Department of Financial Institutions.

The Bank’s New York branch is supervised by the Federal Reserve Bank of New York and the New York State Banking Department, but its deposits are not insured (or eligible to be insured) by the FDIC. The Bank’s Los Angeles and San Francisco branches are supervised by the Federal Reserve Bank of San Francisco and the California Department of Financial Institutions, but their deposits are not insured (or eligible to be insured) by the FDIC. The Bank’s representative office is subject to regulation and examination by the state banking authority of the state in which they are located as well as the Federal Reserve Bank for the District in which they are located.

Restrictions on Activities

As described below, federal and state banking laws and regulations restrict the Bank’s (and SMFG’s) ability to engage, directly or indirectly through subsidiaries, in certain activities in the United States.

The Bank and SMFG are required to obtain the prior approval of the Federal Reserve Board before directly or indirectly acquiring the ownership or control of more than 5% of any class of voting shares of U.S. banks, certain other depository institutions and bank or depository institution holding companies. Under current Federal Reserve Board policy, the Bank and SMFG are expected to serve as a source of financial strength to Manufacturers Bank. Under the Bank Holding Company Act and Federal Reserve Board regulations, the Bank’s U.S. banking operations (including Manufacturers Bank and the Bank’s U.S. branches) are also restricted from engaging in certain “tying” arrangements involving products and services. In addition, the activities of the non-bank subsidiaries of the Bank and SMFG are generally limited to those activities that the Federal Reserve Board has determined to be a proper incident to banking or managing and controlling banks, and the Bank Holding Company Act generally prohibits the Bank and SMFG from acquiring, directly or indirectly, the ownership or control of more than 5% of any class of voting shares of any company engaged in the United States in activities other than banking or activities deemed a proper incident to banking or managing and controlling banks. Federal Reserve Board approval is generally required for the Bank and SMFG to acquire more than 5% of any class of voting shares of a U.S. company engaged in permissible non-banking activities.

The Bank’s New York branch and Manufacturers Bank are subject to requirements and restrictions under federal and state law, including requirements to maintain reserves against deposits, restrictions on the types and amounts of loans that may be made and (with respect to the Bank’s New York branch only) the interest that may be charged thereon, and limitations on the types of investments that may be made and the types of services that may be offered. Various consumer laws and regulations also affect the operations of Manufacturers Bank, and to a limited extent, the Bank’s New York and California branches.

The Gramm Leach Bliley Act of 1999, or the GLB Act, and Federal Reserve Board regulations contain other provisions that could affect the operations of Manufacturers Bank and the Bank’s New York and California branches. One of these provisions requires the Bank’s consumer operations and Manufacturers Bank to disclose their respective privacy policies to consumers and to offer them the ability to opt out of having their non-public information disclosed to third parties. In addition, individual states are permitted to adopt more extensive privacy protections through legislation or regulation. The so-called “push-out” provisions of the GLB Act also narrow the exclusion of banks (including U.S. branches of foreign banks, such as the Bank’s New York branch) from the definitions of “broker” and “dealer” under the Securities Exchange Act of 1934.

In addition, under U.S. federal banking laws, state-chartered banks (such as Manufacturers Bank) and state-licensed branches and agencies of foreign banks (such as the Bank’s New York branch) may not, as a general matter, engage as a principal in any type of activity not permissible for their federally chartered or licensed counterparts, unless (i) in the case of state-chartered banks (such as Manufacturers Bank), the FDIC determines that the additional activity would pose no significant risk to the FDIC’s Deposit Insurance Fund and is consistent with sound banking practices and (ii) in the case of state-licensed branches and agencies of foreign banks (such as the Bank’s New York branch), the Federal Reserve Board determines that the additional activity is consistent with sound banking practices. United States federal banking laws also subject state branches and agencies of foreign banks to the same single-borrower lending limits that apply to federal branches or agencies, which are substantially similar to the lending limits applicable to national banks. These single-borrower lending limits are based on the worldwide capital of the entire foreign bank (i.e., the Bank in the case of the Bank’s New York branch).

Under the International Banking Act, the Federal Reserve Board may terminate the activities of any U.S. office of a foreign bank if it determines that the foreign bank is not subject to comprehensive supervision on a consolidated basis in its home country (unless the home country is making demonstrable progress toward establishing such supervision), or that there is reasonable cause to believe that such foreign bank or its affiliate has violated the law or engaged in an unsafe or unsound banking practice in the United States and, as a result of such violation or practice, the continued operation of the U.S. office would be inconsistent with the public interest or with the purposes of federal banking laws.

There are various legal restrictions on the extent to which SMFG and its non-bank subsidiaries can borrow or otherwise obtain credit from its U.S. bank subsidiary, Manufacturers Bank, or engage in certain other transactions involving that subsidiary. In general, these transactions must be on terms that would ordinarily be offered by Manufacturers Bank to unaffiliated entities, and credit transactions must be secured by designated amounts of specified collateral. In addition, certain transactions, such as certain purchases by Manufacturers Bank from the Bank or its non-bank subsidiaries, are subject to volume limitations. Effective in July 2012, the Dodd-Frank Act (discussed below) subjects credit exposure arising from derivative transactions, securities borrowing and lending transactions, and repurchase/reverse repurchase agreements to these collateral and volume transactions limitations.

Dodd-Frank Act

The Dodd-Frank Wall Street Reform and Consumer Protection Act, or Dodd-Frank Act, which was enacted on July 21, 2010, provides a broad framework for significant regulatory changes across most areas of U.S. financial regulation. The Dodd-Frank Act addresses, among other issues, systemic risk oversight, bank capital standards, the liquidation of failing systemically significant U.S. financial institutions, over-the-counter derivatives, the ability of banking entities to engage in proprietary trading activities and invest in hedge funds and private equity funds (known as the “Volcker Rule”) consumer and investor protection, hedge fund registration, securitization, investment advisors and the role of credit-rating agencies.

Implementation of the Dodd-Frank Act will require detailed rulemaking over multiple years by various regulators, including the Department of the Treasury, the Federal Reserve Board, the Securities and Exchange

Commission (SEC), the FDIC, the Commodity Futures Trading Commission (CFTC), the newly created Financial Stability Oversight Council (Council) and the newly created Consumer Financial Protection Bureau, could result in additional costs or limit or restrict the way we conduct our business, although uncertainty remains about the final details, impact and timing of the rules.

The Dodd-Frank Act provides regulators with tools to impose greater capital, leverage and liquidity requirements and other prudential standards, particularly for financial institutions that pose significant systemic risk and bank holding companies with greater than $50 billion in assets. In imposing such heightened prudential standards on non-U.S. banks such as us, the Federal Reserve Board is directed to take into account the principle of national treatment and equality of competitive opportunity, and the extent to which the foreign bank holding company is subject to comparable home country standards.

The Dodd-Frank Act will also limit the ability of banking entities to sponsor or invest in private equity or hedge funds (including an aggregate investment limit of 3% of Tier I capital in funds that are sponsored by the bank holding company) and to engage in certain types of proprietary trading unrelated to serving clients, although certain non-U.S. banking entities (such as the Bank and SMFG) will be able to engage in such activities solely outside the United States.

The Dodd-Frank Act also changes the FDIC deposit insurance assessment framework (the amounts paid by FDIC-insured institutions into the deposit insurance fund of the FDIC), primarily by basing assessments on an FDIC-insured institution’s total assets less tangible equity rather than U.S. domestic deposits, which is expected to shift a greater portion of the aggregate assessments to large U.S. banks.

The Dodd-Frank Act will remove, effective in July 2011, a longstanding prohibition on the payment of interest on demand deposits by Manufacturers Bank and our New York, Los Angeles and San Francisco branches. In addition, the Dodd-Frank Act will require that the lending limits applicable to Manufacturers Bank and our New York, Los Angeles and San Francisco branches take into account (effective by January 2013 and July 2012, respectively) credit exposure arising from derivative transactions, and repurchase and reverse repurchase agreements with counterparties.

Furthermore, the Dodd-Frank Act provides for an extensive framework for the regulation of OTC derivatives, including mandatory clearing, exchange trading and transaction reporting of certain OTC derivatives. Entities that are swap dealers, security-based swap dealers, major swap participants or major security-based swap participants will be required to register with the SEC or the CFTC, or both, and will become subject to the requirements as to capital, margin, business conduct, recordkeeping and other requirements applicable to such entities. Under the so-called swap “push-out” provisions of the Dodd-Frank Act, the derivatives activities of U.S. banks and U.S. branch offices of foreign banks (such as the Bank’s New York branch) will be restricted, which may necessitate changes to how we conduct our derivatives activities.

Regulations that the FDIC or the Consumer Financial Protection Bureau may adopt could affect the nature of the activities that a bank may conduct, and may impose restrictions and limitations on the conduct of such activities.

Furthermore, the Dodd-Frank Act requires the SEC to establish rules requiring issuers with listed securities, which may include foreign private issuers such as us, to establish a “clawback” policy to recoup previously awarded compensation in the event of an accounting restatement. The Dodd-Frank Act also grants the SEC discretionary rule-making authority to impose a new fiduciary standard on brokers, dealers and investment advisers, and expands the extraterritorial jurisdiction of U.S. courts over actions brought by the SEC or the United States with respect to violations of the antifraud provisions in the Securities Act of 1933, the Securities Exchange Act of 1934 and the Investment Advisers Act of 1940.

USA PATRIOT Act

The USA PATRIOT Act of 2001, or the PATRIOT Act, contains measures to prevent, detect and prosecute terrorism and international money laundering by imposing significant compliance and due diligence obligations, creating crimes and penalties and expanding the extraterritorial jurisdiction of the United States. Many of the anti-money laundering compliance requirements are consistent with the anti-money laundering compliance obligations previously imposed on U.S. financial institutions, including the U.S. offices of foreign banks, under the Bank Secrecy Act. The passage of the PATRIOT Act and other events have resulted in heightened scrutiny of compliance with the Bank Secrecy Act and anti-money laundering rules by federal and state regulatory and law enforcement authorities, including the OFAC.

Other

In the United States, the Bank’s U.S.-registered broker-dealer, SMBC Nikko Securities America, is regulated by the Securities and Exchange Commission. Broker-dealers are subject to regulations that cover all aspects of the securities business, including:

•	sales methods;

•	trade practices among broker-dealers;

•	use and safekeeping of customers’ funds and securities;

•	capital structure;

•	record-keeping;

•	the financing of customers’ purchases; and

•	the conduct of directors, officers and employees.

In addition, SMBC Nikko Securities America is a member of and regulated by the Financial Industry Regulatory Authority and is regulated by the individual state securities authorities in the states in which it operates. The U.S. government agencies and self-regulatory organizations, as well as state securities authorities in the United States having jurisdiction over the Bank’s U.S. broker-dealer affiliates, are empowered to conduct administrative proceedings that can result in censure, fine, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer or its directors, officers or employees.

Other Jurisdictions

Elsewhere in the world, our operations are subject to regulation and control by local central banks and monetary authorities.

4.C.    ORGANIZATIONAL STRUCTURE

The following chart presents our corporate structure summary as at March 31, 2011:

Sumitomo Mitsui Financial Group, Inc
	Commercial Banking	(Domestic)		SMBC’s Consumer Banking Unit
		Sumitomo Mitsui Banking Corporation (SMBC)	__	SMBC’s Middle Market Banking Unit
		The Minato Bank, Ltd.		SMBC’s Corporate Banking Unit
		Kansai Urban Banking Corporation		SMBC’s International Banking Unit
		The Japan Net Bank, Limited		SMBC’s Treasury Unit
SMBC Guarantee Co., Ltd.
(Overseas)
Sumitomo Mitsui Banking Corporation Europe Limited
Sumitomo Mitsui Banking Corporation (China) Limited
Manufacturers Bank
Sumitomo Mitsui Banking Corporation of Canada
Banco Sumitomo Mitsui Brasileiro S.A.
ZAO Sumitomo Mitsui Rus Bank
PT Bank Sumitomo Mitsui Indonesia
Sumitomo Mitsui Banking Corporation Malaysia Berhad
Vietnam Export Import Commercial Joint Stock Bank(1)

	Securities	(Domestic)
SMBC Friend Securities Co., Ltd.
Nikko Cordial Securities Inc.(2)
(Overseas)
SMBC Nikko Securities America, Inc.
SMBC Nikko Capital Markets Limited

	Leasing	(Domestic)
Sumitomo Mitsui Finance and Leasing Company, Limited
Sumitomo Mitsui Auto Service Company, Limited(1)
(Overseas)
SMBC Leasing and Finance, Inc.

	Credit Card	(Domestic)
Sumitomo Mitsui Card Company, Limited
Cedyna Financial Corporation
Sakura Card Co., Ltd.
Pocket Card Co., Ltd.(1)

(Domestic)
	Others	ORIX Credit Corporation
SMBC Venture Capital Co., Ltd.
The Japan Research Institute, Limited
Promise Co., Ltd.(1)
At-Loan Co., Ltd.(1) (3)
JSOL Corporation(1)
(Overseas)
SMBC Capital Markets, Inc.

(1)	These companies are our associates.
(2)	Nikko Cordial Securities Inc. changed its trade name to SMBC Nikko Securities Inc. on April 1, 2011.
(3)	The Bank sold the investment in At-Loan Co., Ltd. to Promise Co., Ltd., on April 1, 2011. At-Loan Co., Ltd. merged with Promise Co., Ltd. following the sale transaction.

As the ultimate holding company of the Group, we are responsible for:

•	group strategy and management;

•	group resource allocation;

•	group financial accounting;

•	investor relations;

•	capital strategy;

•	group IT strategy;

•	HR management for group executives;

•	group risk management and compliance;

•	compensation schemes; and

•	efficiently harmonizing our operations on a Group-wide basis.

Principal Subsidiaries

Our principal subsidiaries are listed in Note 47 “Principal Subsidiaries” to our consolidated financial statements.

4.D.    PROPERTY, PLANT AND EQUIPMENT

We own or lease the land and buildings in which we conduct our business. Most of the property that we operate in Japan is owned by us to be used by our branches. In contrast, our international operations are conducted out of leased premises. Our head office building in Marunouchi is leased from a third party. Our largest property is SMBC’s former Otemachi head office, which had a net carrying value of ¥122 billion as of March 31, 2011, and most of this value was represented by the land. The redevelopment of the land started in April 2011 and is expected to be completed on December 2014.

The following table shows the net carrying amount of our tangible fixed assets as of March 31, 2011:

At March 31, 2011
(In millions)
Land	¥501,519
Buildings	273,814
Leased assets	11,046
Others	253,104

Total	¥1,039,483

For more information, see Note 12 “Property, Plant and Equipment” and Note 38 “Assets Pledged and Received as Collateral” to our consolidated financial statements.

The total area of land related to our material office and other properties at March 31, 2011 was approximately 779,000 square meters for owned land and approximately 17,000 square meters for leased land.

We are not aware of any environmental issues that may affect the utilization of our assets.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The discussion below should be read together with “Item 3.A. Selected Financial Data” and our consolidated financial statements and related notes included elsewhere in this annual report. Unless otherwise indicated, we present our information on a consolidated basis.

OVERVIEW

Operating Environment

During the fiscal year ended March 31, 2011, the global economy as a whole continued to recover, as continuous solid growth in emerging countries compensated for the lack of momentum in industrialized countries. The U.S. economy was stabilized by fiscal and monetary policies, while the European economies experienced varying growth against the backdrop of fiscal crises in certain European countries.

The Japanese economy was recovering gradually due to consumption stimulus packages instituted by the government as well as increasing exports to Asia until this trend was interrupted by the Great East Japan Earthquake in March 2011. The earthquake not only devastated the Tohoku region (northeastern Japan) but also affected the Kanto region, resulting in stagnation in economic activity across a wide range of regions.

In Japanese financial and capital markets, short-term interest rates have hovered at low levels as the BOJ maintained its quantitative easing policy. Long-term interest rates declined below 0.9% in October 2010, following the decline in the U.S. long-term interest rates on heightened expectations of a further quantitative easing by the U.S. Federal Reserve. It rebounded to around 1.2% at the end of the fiscal year.

The Nikkei 225 Index, which was on an upward trend after September 2010, sharply dropped to 8,600 yen level immediately after the earthquake, but regained ground to the 9,000 yen level at the end of the fiscal year. The trend of appreciation of the yen against the dollar generally continued from the beginning of this fiscal year and reached an all-time peak of 76 yen to the dollar after the Great East Japan Earthquake. However, the yen-dollar rate returned to the above 80 yen to the dollar as of March 31, 2011 following concerted multilateral intervention.

Our financial condition and results of operations are significantly affected by the general business environment in Japan and other major economies, many of which have recently been recovering. This recent global economic recovery may be fragile and attributable in part to the effects of various government economic stimulus efforts and may turn into another downturn. In Europe, sovereign debt crises in Greece and other countries emerged in late 2009 and are continuing. Surrounding European Union countries are poised to aid such countries, but such relief measures may not be successful and such countries might not reestablish fiscal strength. If such sovereign debt crises cannot be resolved, they may adversely affect the global economy. Accordingly, the aforementioned government stimulus efforts may not be self-sustaining, particularly once the effects of those stimulus efforts subside.

A persistently strong yen may produce deflation in Japan and negatively affect corporate earnings and exports, all of which could hamper Japanese economic recovery. Although there were some visible signs of an improvement in the unemployment rate in Japan, it remains at a critical level and is a concern together with the after effects of the earthquake. Consequently private consumption and economic activity have fallen. In addition, there have been a number of corporate bankruptcies in Japan, particularly by companies directly affected by the recession. According to Teikoku Databank, a Japanese research institution, there were approximately 13,200 corporate bankruptcies involving approximately ¥13.7 trillion in total liabilities in the fiscal year ended March 31, 2009, approximately 12,900 corporate bankruptcies involving approximately ¥7.0 trillion in total liabilities in the fiscal year ended March 31, 2010, and approximately 11,500 corporate bankruptcies involving approximately ¥4.6 trillion in total liabilities in the fiscal year ended March 31, 2011.

Though the total liabilities involved in bankruptcies decreased and the number of bankruptcies also decreased, the total number of bankruptcies remains at a relatively high level. Furthermore, the total liabilities and the number of bankruptcies might be affected in the future due to the earthquake or other factors.

In relation to the Great East Japan Earthquake, the direct harm to our employees and property from the earthquake was minimal. The Bank has five offices located in the areas significantly affected by the earthquake (Miyagi Prefecture, Iwate Prefecture and Fukushima Prefecture in the Tohoku region), among its 435 branches and 272 sales channels for corporate customers in Japan and the aggregate amount of the Bank’s loans to customers in the significantly affected areas is approximately ¥210 billion. For the impact to the quality of our loan portfolio and investment securities for the fiscal year ended March 31, 2011 by the earthquake, see “Item 5.A. Operating Results—Impairment Charges on Financial Assets,” “Item 5.A. Operating Results—Allowance for Loan Losses” and “Item 5.A. Operating Results—Investment Securities.”

Regulatory Environment

We expect that our financial condition and operating results will be significantly affected by regulatory trends.

To address perceived weaknesses in financial regulation revealed by the global financial crisis, regulatory authorities in Japan and abroad are taking significant steps to enhance regulation of the financial sector. The Basel Committee and other international bodies are leading efforts to formulate enhanced regulations, including in the area of capital adequacy and liquidity. The Basel Committee on Banking Supervision published the Basel III rules text in December 2010 reflecting agreement on global regulatory standards on capital adequacy and liquidity of internationally active banks. Furthermore, in accordance with a consultative document agreed upon by the Basel Committee on June 25, 2011, to be implemented in phases between January 1, 2016 and January 1, 2019, an additional capital surcharge may be required for systemically important banks.

Japanese banks are facing increased scrutiny over their credit policies relating to SMEs and residential mortgage loans. The Act Concerning Temporary Measures to Facilitate Financing for SMEs, etc., which took effect on December 4, 2009, requires financial institutions, among other things, to make an effort to reduce their customers’ burden of loan repayments by employing such methods as term modification at the request of eligible borrowers, including SMEs and individual housing loan borrowers. The law was initially established as a short-term measure to be effective until March 2011, but the application period was extended until March 2012 in March 2011.

Japanese credit card and consumer finance businesses have been and may continue to be adversely affected by changes in legal conditions. The amendments to laws regulating moneylenders promulgated in December 2006 and became fully effective in June 2010 increased the authority of government regulators and eliminated gray zone interest and introduced an upper limit on aggregate credit extensions to an individual by all moneylenders of one-third of the borrower’s annual income. Also, the revisions to the Installment Sales Act enacted in June 2008, which took effect, except for certain provisions, in December 2009, imposed more stringent regulations on credit card companies, including an expanded scope of regulation, measures to prevent inappropriate extensions of credit and measures to prevent excessive lending.

On the other hand, deregulation of banking activities in Japan has proceeded over the past decade. This has enabled banks to offer customers an increasingly attractive and diversified range of products and services, such as pension-type insurance and securities intermediary services.

For a more detailed description of regulations to which we are subject, risks associated with regulatory development and our management policy under this environment, see “Item 3.D. Risk Factors—Risks Related to Our Business, and Risks Related to Our Industry,” “Item 4.B. Business Overview—Regulation,” and “Item 4.B. Business Overview—Management Policies.”

Factors Affecting Results of Operation

Income (Loss)

We have three principal sources of operating income: net interest income, net fee and commission income, and net trading/investment income. Income other than these three principal sources is included in “other income.”

Net Interest Income. Net interest income, or the difference between interest income and interest expense, is determined by:

•	the amount of interest-earning assets and interest-bearing liabilities;

•	the interest spread;

•	the general level of interest rates; and

•	the proportion of interest-earning assets to interest-bearing liabilities.

Our principal interest-earning assets consist of loans and advances, investment securities, and deposits with banks. Our principal interest-bearing liabilities consist of deposits, borrowings, and debt securities in issue. The interest income and expense on trading assets and liabilities are not included in net interest income. Our net interest income is earned mainly by the Bank. The Bank controls its exposure to interest rate fluctuations through asset liability management operations.

The Bank, like other banks in Japan, makes most domestic loans based on a short-term interest rate, the Tokyo inter-bank offered rate (“TIBOR”), or a short-term prime rate, which are generally intended to reflect its cost of short-term yen funding. The Bank’s short-term prime rate is affected mainly by changes in the policy interest rates set by the BOJ, which is an uncollateralized overnight call rate.

Prime rates in Japan have been relatively stable since 2000. This is mainly because short-term interest rates, for example, the three-month TIBOR, have declined to nearly zero, and prime rates, which are adjusted according to changes in short-term interest rates, had little room for further decline. The BOJ encouraged the uncollateralized overnight call rate to raise from approximately 0.0% to 0.25% on July 14, 2006 and from 0.25% to 0.5% on February 21, 2007. However, the BOJ lowered its target for the uncollateralized overnight call rate from 0.5% to 0.3% on October 31, 2008 and by an additional 20 basis points to 0.1% on December 19, 2008 in order to address market conditions. Also, on October 5, 2010, the BOJ lowered its target for the uncollateralized overnight call rate to a range of 0% to 0.1% in order to enhance monetary easing, making clear that it is pursuing a virtual zero interest rate policy. Following these policy interest rate changes, we lowered our short-term prime rate by 20 basis points from 1.675% to 1.475% on January 13, 2009 and our ordinary deposit rate by 2 basis points from 0.04% to 0.02% on September 13, 2010.

The following table sets forth the Bank’s short-term prime rate, three-month TIBOR, ordinary deposit rate, long-term prime rate and ten-year swap rate, as of the dates indicated:

	At March 31,
	2011	2010	2009
Short-term prime rate	1.475%	1.475%	1.475%
Three-month TIBOR	0.340	0.438	0.651
Ordinary deposit rate	0.020	0.040	0.040
Long-term prime rate	1.600	1.600	2.250
Ten-year swap rate	1.299	1.453	1.314

It is difficult to earn a wide interest spread when interest rates are at a low level, as they currently are in Japan. When interest rates rise from extremely low levels, interest spreads at commercial banks generally increase. However, interest spreads may temporarily decrease immediately after an increase in interest rates because it may take time for banks to increase lending rates correspondingly, in contrast to their funding rates. After an adjustment period, lending rates generally also increase and banks are able to secure a wider interest spread than in a low interest rate environment. Conversely, interest spreads may temporarily increase immediately after a decrease in interest rates because it may take time for banks to decrease lending rates correspondingly, in contrast to their funding rates. After an adjustment period, lending rates generally also decrease and banks generally are not able to maintain a wide interest spread. While various factors may affect the level of net interest income, generally the loan-to-deposit interest spread increases when short-term interest rates rise, particularly in the current low interest-rate environment.

Net Fee and Commission Income. We earn fees and commissions from a variety of services. The primary component of the Bank’s net fee and commission income is fees from money remittances and transfers. Net fee and commission income also includes fees and commissions related to investment trusts, loans (such as loan commitment fees, loan arrangement fees), securities transactions (such as bond trustee fees and bond recording agency fees) and guarantees and acceptances. Other fees and commissions include fees from investment banking and electronic banking.

In addition, we earn a significant amount of fees and commissions from our credit card business, conducted primarily through Sumitomo Mitsui Card and Cedyna, and from securities business, conducted primarily through SMBC Nikko Securities. The principal components of Sumitomo Mitsui Card’s and Cedyna’s fees and commissions are membership fees from retailers and annual cardholder membership fees, while those of SMBC Nikko Securities’ fees and commissions are subscription and agent commissions from investment trusts and underwriting commissions.

The principal factors affecting fees and commissions are the demand for the services provided, the fees charged for those services and fees charged by competitors for similar services. The volume of services provided also affects profitability, as our fee businesses have significant economies of scale. In order to diversify sources of revenue and enhance return on assets, we are expanding our fees and commissions businesses, including sales of investment trusts and pension-type insurance, and investment banking businesses.

Net Trading/Investment Income. We undertake significant trading activities involving a variety of financial instruments, including derivatives. Our income from these activities is subject to volatility caused by, among other things, changes in interest rates, exchange rates, equity prices or other market variables. Any unexpected change in interest rates could affect the fair value of our interest rate derivative positions and our net income from trading activities. Net trading income consists of margins made on market-making and our customer business as well as changes in fair value of trading assets and liabilities and derivative financial instruments. It also includes net interest and dividend income on these instruments.

We have hybrid instruments classified as financial assets at fair value through profit or loss in our consolidated financial statements. Net income from financial assets at fair value through profit or loss includes gains and losses arising from sales and the change in the fair value of these instruments. It also includes interest and dividend income on these instruments.

We have substantial investments in debt securities as available-for-sale financial assets. In particular, Japanese government bonds represent a significant part of our bond portfolio. We also own debt securities denominated in foreign currencies, principally the U.S. dollar and the euro. We also have investments in equity securities as available-for-sale financial assets, which include our strategic investments in stocks issued by our customers. Net investment income includes the gains and losses arising from the sales or redemptions of available-for-sale financial assets and the dividend income earned from available-for-sale equity instruments. Increases in interest rates or declines in equity prices could substantially decrease the fair value of our available-for-sale financial assets.

Other Income. Other income consists primarily of income from operating leases conducted by Sumitomo Mitsui Finance and Leasing and income related to IT solution services.

Expenses

Impairment Charges on Financial Assets. Our impairment charges are recorded mainly due to losses relating to loans and advances and impairment charges on investment securities in connection with deteriorating market prices.

Impairment charges on loans and advances are affected by the economic environment. During periods of economic slowdown, corporate and individual borrowers are generally more likely to suffer credit rating downgrades, or become delinquent or default on their borrowings. The slowdown in the domestic or global economy may increase credit costs relating to a wide range of industries.

Declines in market prices for domestic and foreign securities result in our recording impairment charges. We assess at each fiscal year end whether there is any objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity instruments classified as available-for-sale, a significant or prolonged decline in the fair value of the instrument below its cost is also considered to be such evidence in determining whether the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss, measured as the difference between the cost and the current fair value less any impairment charges on that financial asset previously recognized in profit or loss, is removed from equity and recognized in the income statement.

General and Administrative Expenses. General and administrative expenses consist primarily of personnel expenses (salaries and related expenses), depreciation and amortization expenses, and other expenses (rent and lease expenses, premiums for deposit insurance, advertising and marketing expenses, and communication expenses).

Other Expenses. Other expenses consist primarily of cost of operating leases, costs related to IT services, losses on disposal of property, plant and equipment and other intangible assets and impairment losses of property, plant and equipment.

Unrealized Losses on Securities Investment Portfolio

Declines in market prices for domestic and foreign securities result in an increase in unrealized losses on available-for-sale securities. Unrealized gains or losses arising from changes in the fair value of these securities are recognized directly in equity, until they are derecognized or impaired. Although the Nikkei 225 Index increased by 36.8% to ¥11,089.94 during the fiscal year ended March 31, 2010, it decreased by 12.04% to ¥9,755.10 during the fiscal year ended March 31, 2011. As of March 31, 2011, we had net unrealized gains on domestic equity securities of ¥849,253 million, a decrease of ¥171,068 million from ¥1,020,321 million as of March 31, 2010. For more information, see “Item 5.A. Operating Results—Investment Securities.”

Strengthening of Equity Capital

In response to more stringent regulatory capital requirements, we have been taking a proactive approach to managing our risk-weighted capital ratio by focusing on increasing our qualifying capital, including through measures such as global common stock offerings, identifying risks and controlling risk-weighted assets. As a result of global offerings of common stock completed in July 2009 and February 2010, we increased our equity in our consolidated statement of financial position by ¥1,836 billion. In September and October 2009 we issued into the domestic market ¥388 billion of preferred securities via a consolidated subsidiary, the proceeds of which were used to improve our capital. On February 9, 2010, we completed the cash tender offers whereby we repurchased the majority of the outstanding series of certain non-cumulative perpetual preferred securities and the Bank repurchased the majority of the outstanding series of our fixed to floating rate perpetual subordinated bonds. The successful tender offers reduced our interest and dividend payment obligations with respect to those securities, and together with associated gains, have improved the quantity and quality of our capital. In addition, on April 1, 2011, we acquired and cancelled all shares of our First Series Type 6 preferred stock for an aggregate amount of ¥210 billion.

Foreign Currency Fluctuations

The average exchange rate used to convert dollars to yen in the consolidated financial statements contained in this annual report for the fiscal year ended March 31, 2011 was ¥85.74 per $1.00, compared to the prior fiscal year’s average exchange rate of ¥92.90 per $1.00. The percentage of revenue we earned from our foreign operations for the fiscal years ended March 31, 2011 and 2010 was 10% and 14%, respectively. For more information, please see “Item 4.B. Business Overview—Revenues by Region.”

Critical Accounting Estimates and Judgments

Our financial position and operating results are influenced by estimates and judgments that management employs in the course of preparation of our consolidated financial statements. We identified the following areas of significant accounting policies to be particularly sensitive in terms of estimates and judgments made by management. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable.

Allowance for Loan Losses

Allowance for loan losses represents management’s estimate of the losses incurred in the loan portfolios at the end of each reporting period. Management exercises judgments in making assumptions and estimations when calculating the allowance for loan losses on both individually and collectively assessed loans.

The allowance for loan losses for individually significant impaired loans is estimated by management based on the expected future cash flows taking into account factors such as historical loss information, the appropriateness of the borrower’s business plan or operational improvement plan, the status of progress of its plan, the overall support from financial institutions and realizable value of any collateral held. The allowance for loan losses is the difference between the carrying amount of a loan and the discounted present value of expected future cash flows that are estimated by management. The actual future cash flows may differ from the estimates by management and consequently may cause actual loan losses to differ from the reported allowance for loan losses.

The allowance for loan losses for the remaining loans is collectively calculated based on the historical loss experience for loans which have similar credit risk characteristics to those in the current loan portfolio using statistical methods. These statistical methods are subject to estimation uncertainty. In normal circumstances, the use of statistical methods evidenced by historical information provides the most objective methodology in assessing inherent losses on loans with similar credit risk characteristics. However, in certain circumstances, the use of historical loss experience alone may not be representative of current loss experiences and as a result it may provide less relevant information about the loss incurred in a given portfolio at the end of the reporting period, particularly in a situation where there have been changes in economic conditions. In these circumstances, we make a judgment to update the historical loss experience based on the most recent loss information, taking into account, among others, the effect of the current economic environment.

Additionally, we recognize an allowance for loan losses when it is probable that a loss has been incurred but not yet reported to us. To assess the losses on the loan portfolios where loss events have occurred but not yet been reported, management develops assumptions and methodologies.

Management estimates and judgments may change from time to time as the economic environment changes or new information becomes available. Changes in these estimates and judgments will result in a different allowance for loan losses and may have a direct impact on impairment charges. The impairment charges for loan losses totaled ¥259,292 million, ¥215,886 million and ¥849,495 million for the fiscal years ended March 31, 2011, 2010 and 2009, respectively.

Fair Value of Financial Instruments

Some of our financial instruments are measured at fair value with changes in fair value recognized in profit or loss, such as trading assets and liabilities, financial assets at fair value through profit or loss, and derivative financial instruments. Available-for-sale financial assets are also measured at fair value with changes in fair value reported in a separate component of equity as other comprehensive income.

The fair value of a financial instrument is the amount for which the instrument could be exchanged or settled between knowledgeable and willing parties in an arm’s length transaction. Our financial assets and liabilities measured at fair value are mostly valued based on observable market data that are readily available in active markets, or using valuation techniques that incorporate inputs, other than quoted market prices, that are observable either directly or indirectly in the market, including dealers’ quotes. We principally use valuation techniques that are commonly used by market participants to price the instrument. To the extent practical, the valuation models make maximum use of observable data. However, for certain financial assets and liabilities, the fair values are measured by using valuation techniques with significant unobservable inputs. In such cases, significant management estimates are made, resulting in a less objective measurement of fair value.

The risk management departments in each subsidiary also regularly review significant valuation methodologies and recalibrate model parameters and inputs, both observable and unobservable, in an effort to ensure an appropriate estimation of fair value has been made. Where significant management judgments are required in valuation, we establish a valuation control framework to validate the valuation models and fair values calculated based on such valuation models. Under the framework, the accounting department is responsible for ensuring that the accounting policies and procedures to determine the fair values are in compliance with the relevant accounting standards.

If there are significant unobservable inputs used in the valuation technique as of the trade date and financial assets and liabilities are not recognized at their respective transaction prices, any profit or loss on the trade date is deferred. Management judgment is required to determine whether significant unobservable inputs exist in the valuation technique.

The financial assets and liabilities carried at fair value were categorized under the three levels of fair value hierarchy as follows:

•	Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2. Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

•	Level 3. Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Management judgment is involved in determining the level of hierarchy to which each financial instrument should be categorized and in periodical assessments of market liquidity for inputs and price transparency.

In addition to the fair value hierarchy disclosure, we provide a sensitivity analysis of the impact on the Level 3 financial instruments of using reasonably possible alternatives for the unobservable parameters in Note 44 “Fair Value of Financial Assets and Liabilities” to our consolidated financial statements. The determination of reasonably possible alternatives requires significant management judgment.

The financial assets measured at fair value categorized in Level 3 were ¥1,040,285 million and ¥1,037,825 million at March 31, 2011 and 2010, respectively. The financial liabilities measured at fair value categorized in Level 3 were ¥7,351 million and ¥7,387 million at March 31, 2011 and 2010, respectively.

Impairment of Available-for-sale Financial Assets

Available-for-sale financial assets are measured at fair value with changes in fair value reported in available-for-sale financial assets reserve as a separate component of equity until the financial assets are either derecognized or become impaired. If there is objective evidence of impairment as a result of loss events which have an impact on the estimated future cash flows of the financial assets that can be reliably estimated, the cumulative loss previously recognized in equity is removed and recognized in profit or loss as an impairment charge.

We exercise judgment in determining whether there is objective evidence of occurrence of loss events which result in a decrease in estimated future cash flows. The estimation of future cash flows also requires judgment. In the assessment of impairment of available-for-sale equity instruments, we also consider whether there has been a significant or prolonged decline in fair value below their cost. The determination of what is a significant or prolonged decline requires management judgment.

Impairment may occur when there is objective evidence of deterioration in the financial conditions of the investee, industry and sector performance, or changes in operating and financing cash flows. The determination of impairment in this respect also includes significant management judgment.

Management estimates and judgments may change from time to time upon future events that may or may not occur and changes in these estimates and judgments could adversely affect the carrying amounts of available-for-sale financial assets. Impairment charges on available-for-sale financial assets reclassified from equity to profit or loss totaled ¥174,636 million, ¥42,755 million and ¥391,215 million for the fiscal years ended March 31, 2011, 2010 and 2009, respectively.

Impairment of Goodwill

Goodwill is tested for impairment at least annually and whenever events or changes in circumstances indicate that it may be impaired. The first step of the impairment test is identifying the cash-generating units, or CGUs, which represent the smallest identifiable groups of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Goodwill is then allocated to the CGUs, considering how the goodwill is recognized and other relevant factors.

In the impairment test, the carrying amount of the CGU to which goodwill is allocated is compared against its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. Such recoverable amounts are determined based on significant management judgments and assumptions.

We determine the recoverable amount using the estimated future cash flows, pre-tax discount rates, growth rates and other factors. The estimation of future cash flows inherently reflects management judgments, even though such forecasts are prepared taking into account actual past performance and external economic data. The pre-tax discount rates and growth rates may be significantly affected by market interest rates or other market conditions, which are beyond management’s control, and therefore significant management judgments are made to determine these assumptions.

These management judgments are made based on the facts and circumstances at the time of the impairment test, and may vary depending on the situation and time. Changes in management judgments may result in different impairment test results and different impairment losses recognized. For the fiscal years ended March 31, 2011, 2010 and 2009, impairment losses on goodwill were nil, ¥3,918 million and ¥10,141 million, respectively.

Retirement Benefits

We have defined benefit plans such as defined benefit pension plans and lump-sum severance indemnity plans. The present value of the defined benefit obligation is calculated based on actuarial valuations that are dependent upon a number of assumptions, including discount rates, mortality rates and future salary (benefit) increases. The discount rates are equivalent to market yields of AA credit-rated corporate bonds that have terms to maturity approximating those of the related obligations. Future mortality rates are based on the official mortality table generally used for actuarial assumptions in Japan. Other assumptions used for the calculation of the defined benefit obligation are based on historical records. The expected return on plan assets is developed separately for each plan, typically using a building block approach recognizing the plan’s specific asset allocation and the assumed return on assets for each asset category. Due to the long-term nature of these plans, such estimates are subject to significant uncertainty. While we believe that these assumptions are appropriate, any change in these assumptions will impact actuarial gains and losses, as well as the present value of the defined benefit obligations and the net retirement benefit expense for each period. Actuarial gains and losses in excess of the greater of 10% of the fair value of plan assets and 10% of the present value of the defined benefit obligation are recognized in the consolidated income statement over the employees’ expected average remaining working lives. The amounts of cumulative unrecognized actuarial losses, net of gains, at March 31, 2011 and 2010 were ¥210,534 million and ¥142,359 million, respectively.

The difference between the fair value of the plan assets and the present value of the defined benefit obligation at the end of the reporting period, adjusted for any cumulative unrecognized actuarial gains and losses and past service costs for each plan, is recognized as liabilities and assets in the consolidated statement of financial position. (When this calculation for each plan results in a benefit to us, the recognized asset is limited to the net total of any cumulative unrecognized actuarial losses and past service costs and the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan. An economic benefit is available to us, if it is realizable during the life of the plan or on settlement of the plan obligation.) Our cumulative deficit at March 31, 2011 and 2010 was ¥124,705 million and ¥108,710 million, respectively, while the net total of assets and liabilities in the consolidated statement of financial position amounted to net assets of ¥85,318 million and ¥33,077 million at March 31, 2011 and 2010, respectively.

Deferred Tax Assets

We recognize deferred tax assets relating to tax losses carried forward and deductible temporary differences, only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the deductible temporary differences can be utilized. This assessment requires significant management judgments and assumptions. Future taxable profit is estimated based on, among other relevant factors, forecasted operating results, which are based on historical financial performance and the business plans that management believes to be prudent and feasible. While we carefully assess the realization of tax losses carried forward and deductible temporary differences, the actual taxable profit in the future may be less than the forecast. The net deferred tax assets amounted to ¥1,001,140 million and ¥1,097,351 million at March 31, 2011 and 2010, respectively.

Special Purpose Entities

In the ordinary course of business, we are involved in a number of transactions using vehicles which may be deemed as special purpose entities, or SPEs, in areas including the securitization of financial assets.

We consolidate SPEs, if our control is considered substantive with respect to the SPEs as required by IFRS. In assessing and determining whether we control SPEs, judgment is made to determine whether (a) the activities of the SPE are being conducted on our behalf according to our specific business needs so that we obtain benefits from the SPE’s operations, (b) we have the decision-making powers to obtain the majority of the benefits of the activities of the SPE or we have delegated these decision-making powers by setting up an autopilot mechanism,

(c) we have rights to obtain the majority of the benefits of the SPE and therefore may be exposed to risks incident to the activities of the SPE, or (d) we retain the majority of the residual or ownership risks related to the SPE or its assets in order to obtain benefits from its activities. In many instances, the indicators of control of an SPE are clear, in which case less management judgment is required. In some cases, however, several different indicators of control that would support different conclusions may exist, in which case more management judgment is required to form an overall conclusion on control. For more information, see “Item 5.E. Off-balance Sheet Arrangements.”

New and Amended Standards and Recent Accounting Pronouncements

See “New and amended standards adopted by the SMFG Group” and “Recent Accounting Pronouncements” under Note 2 “Summary of Significant Accounting Policies” to our consolidated financial statements included elsewhere in this annual report.

5.A.    OPERATING RESULTS

Under the economic and financial circumstances described under “Item 5. Overview—Operating Environment”, we achieved following operating profit through our banking business and other financial services. Our net profit decreased by ¥75,175 million from a net profit of ¥646,693 million for the fiscal year ended March 31, 2010 to ¥571,518 million for the fiscal year ended March 31, 2011. Although total operating income increased by ¥113,692 million from ¥2,764,553 million in the fiscal year ended March 31, 2010 to ¥2,878,245 million in the fiscal year ended March 31, 2011 primarily due to an increase in net fee and commission income, our net profit decreased primarily due to an increase in general and administrative expenses and impairment charges on available-for-sale financial assets, the majority of which were from equity instruments.

Our total assets increased by ¥13,477,998 million from ¥122,992,929 million at March 31, 2010 to ¥136,470,927 million at March 31, 2011, primarily due to a significant increase in Japanese government bonds included in investment securities. The increase was partially offset by a decrease in loans and advances by ¥613,799 million from ¥71,634,128 million at March 31, 2010 to ¥71,020,329 million at March 31, 2011 due to limited demand for funding in Japan.

Our total liabilities increased by ¥13,488,463 million from ¥115,431,259 million at March 31, 2010 to ¥128,919,722 million at March 31, 2011, due primarily to an increase of deposits and borrowings. Our deposits at March 31, 2011 were ¥90,469,098 million, an increase of ¥4,771,125 million, from ¥85,697,973 million at March 31, 2010 primarily due to an increase of demand deposits and negotiable certificates of deposit.

Our total equity was ¥7,551,205 million at March 31, 2011, an insignificant change from ¥7,561,670 million at March 31, 2010, as the increase in retained earnings was offset by the decrease in other reserves which was largely reflected by declines in market prices of available-for-sale financial assets.

Operating Results

The following table presents information as to our income, expenses and net profit (loss) for the fiscal years ended March 31, 2011, 2010 and 2009:

	For the fiscal year ended March 31,
	2011	2010	2009
	(In millions, except per share data)
Interest income	¥1,720,181	¥1,766,047	¥2,164,048
Interest expense	311,056	346,810	676,293

Net interest income	1,409,125	1,419,237	1,487,755

Fee and commission income	806,704	650,437	570,603
Fee and commission expense	132,560	121,716	116,240

Net fee and commission income	674,144	528,721	454,363

Net trading income	324,479	330,130	134,298
Net income (loss) from financial assets at fair value through profit or loss	30,116	75,579	(17,951)
Net investment income	235,911	178,552	159,511
Other income	204,470	232,334	193,119

Total operating income	2,878,245	2,764,553	2,411,095

Impairment charges on financial assets	433,928	258,641	1,240,710

Net operating income	2,444,317	2,505,912	1,170,385

General and administrative expenses	1,293,546	1,096,957	992,487
Other expenses	212,292	236,760	261,770

Operating expenses	1,505,838	1,333,717	1,254,257

Share of post-tax loss of associates and joint ventures	5,796	37,461	54,318

Profit (loss) before tax	932,683	1,134,734	(138,190)

Income tax expense (benefit)	361,165	488,041	(56,166)

Net profit (loss) for the fiscal year	¥571,518	¥646,693	¥(82,024)

Profit (loss) attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥464,007	¥528,692	¥(154,954)
Non-controlling interests	107,511	118,001	72,930
Earnings per share:
Basic	¥328.32	¥511.51	¥(214.49)
Diluted	328.31	481.59	(259.62)

Fiscal Year Ended March 31, 2011 Compared to Fiscal Year Ended March 31, 2010

Total operating income increased by ¥113,692 million, or 4%, from ¥2,764,553 million in the fiscal year ended March 31, 2010 to ¥2,878,245 million in the fiscal year ended March 31, 2011. The primary reason for this increase was an increase in net fee and commission income of ¥145,423 million due mainly to the effect of the inclusion of full year impact of SMBC Nikko Securities, which became a subsidiary in October 2009, and the acquisition of Cedyna in May 2010. In addition, net investment income increased by ¥57,359 million due primarily to an increase in gains on sales of bonds by quickly responding to fluctuations in the market interest rates at the Bank. These were partially offset by decreases in net interest income, which was driven by a decline in market interest rates, and net income from financial assets at fair value through profit or loss due primarily to a decrease in gains on debt instruments.

Net operating income, after deducting impairment charges of financial assets, decreased by ¥61,595 million from ¥2,505,912 million for the fiscal year ended March 31, 2010 to ¥2,444,317 million for the fiscal year ended March 31, 2011. The primary reason of this decrease was an increase in impairment charges on available-for-sale financial assets.

Net profit, after deducting general and administrative expenses, other expenses, share of post-tax loss of associates and joint ventures and income tax expense (benefit), decreased from a net profit of ¥646,693 million in the fiscal year ended March 31, 2010 to a net profit of ¥571,518 million in the fiscal year ended March 31, 2011 as a result of a decrease in net operating income described above and an increase in general and administrative expenses due to the inclusion of full year impact of SMBC Nikko Securities in October 2009 and the acquisition of Cedyna in May 2010.

Fiscal Year Ended March 31, 2010 Compared to Fiscal Year Ended March 31, 2009

Total operating income increased by ¥353,458 million, or 15%, from ¥2,411,095 million in the fiscal year ended March 31, 2009 to ¥2,764,553 million in the fiscal year ended March 31, 2010. The principal reason for this increase was a significant increase in net trading income and net income from financial assets at fair value through profit or loss of aggregating ¥289,362 million due to an improvement of domestic and foreign financial markets. This was partially offset by the Bank’s net interest income which decreased due to a decline in market interest rates. The increase is also the result of an increase in net fee and commission income of ¥74,358 million due to the acquisition of SMBC Nikko Securities, which is a wholly-owned subsidiary of the Bank, and an increase in the Bank’s commissions for investment trusts.

Net operating income, after deducting impairment charges of financial assets, improved by ¥1,335,527 million from ¥1,170,385 million for the fiscal year ended March 31, 2009 to ¥2,505,912 million for the fiscal year ended March 31, 2010. The main driver of this increase was a decrease in impairment charges on financial assets due to the improved performance of borrowers as a result of recovering economic conditions in the domestic and overseas markets and government economic stimulus measures, as well as the recovering global stock markets.

Net profit, after deducting general and administrative expenses, other expenses, share of post-tax loss of associates and joint ventures and income tax expense (benefit), improved from a net loss of ¥82,024 million in the fiscal year ended March 31, 2009 to a net profit of ¥646,693 million in the fiscal year ended March 31, 2010 as a result of the significant increase in net operating income described above.

Net Interest Income

The following table shows the average balances of our statements of financial position items and related interest income and average rates for the fiscal years ended March 31, 2011 and 2010.

	For the fiscal year ended March 31,
	2011			2010
	Average balance(3)	Interest income	Average rate	Average balance(3)	Interest income	Average rate
	(In millions, except percentages)
Assets:
Interest-earning deposits with other banks:
Domestic offices	¥298,557	1,144	0.38%	¥222,757	¥1,005	0.45%
Foreign offices	2,224,887	17,324	0.78%	2,054,195	13,591	0.66%

Total	2,523,444	18,468	0.73%	2,276,952	14,596	0.64%

Call loans and bills bought:
Domestic offices	361,438	2,252	0.62%	347,177	2,500	0.72%
Foreign offices	802,633	7,022	0.87%	819,819	4,952	0.60%

Total	1,164,071	9,274	0.80%	1,166,996	7,452	0.64%

Reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	4,467,165	11,271	0.25%	2,509,461	8,634	0.34%
Foreign offices	76,189	2,375	3.12%	24,899	802	3.22%

Total	4,543,354	13,646	0.30%	2,534,360	9,436	0.37%

Held-to-maturity investments(1):
Domestic offices	3,709,853	32,629	0.88%	2,830,378	28,784	1.02%

Total	3,709,853	32,629	0.88%	2,830,378	28,784	1.02%

Available-for-sale financial assets(1):
Domestic offices	19,297,268	103,026	0.53%	13,561,413	104,254	0.77%
Foreign offices	1,229,769	19,076	1.55%	1,120,526	17,819	1.59%

Total	20,527,037	122,102	0.59%	14,681,939	122,073	0.83%

Loans and advances(2):
Domestic offices	63,761,723	1,282,041	2.01%	64,768,749	1,317,068	2.03%
Foreign offices	9,702,902	242,021	2.49%	10,451,249	266,638	2.55%

Total	73,464,625	1,524,062	2.07%	75,219,998	1,583,706	2.11%

Total interest-earning assets:
Domestic offices	91,896,004	1,432,363	1.56%	84,239,935	1,462,245	1.74%
Foreign offices	14,036,380	287,818	2.05%	14,470,688	303,802	2.10%

Total	¥105,932,384	¥1,720,181	1.62%	¥98,710,623	¥1,766,047	1.79%

	For the fiscal year ended March 31,
	2011			2010
	Average balance(3)	Interest expense	Average rate	Average balance(3)	Interest expense	Average rate
	(In millions, except percentages)
Liabilities:
Deposits:
Domestic offices	¥67,912,936	¥78,529	0.12%	¥65,150,510	¥119,055	0.18%
Foreign offices	8,351,047	55,955	0.67%	8,916,248	54,319	0.61%

Total	76,263,983	134,484	0.18%	74,066,758	173,374	0.23%

Call money and bills sold:
Domestic offices	1,613,628	2,166	0.13%	1,857,443	2,855	0.15%
Foreign offices	334,514	1,672	0.50%	1,207,668	3,392	0.28%

Total	1,948,142	3,838	0.20%	3,065,111	6,247	0.20%

Repurchase agreements and cash collateral on securities lent:
Domestic offices	5,074,570	9,421	0.19%	3,472,016	6,843	0.20%
Foreign offices	602,510	2,183	0.36%	365,884	703	0.19%

Total	5,677,080	11,604	0.20%	3,837,900	7,546	0.20%

Borrowings:
Domestic offices	8,600,247	70,713	0.82%	6,066,674	60,837	1.00%
Foreign offices	451,803	14,762	3.27%	471,182	18,467	3.92%

Total	9,052,050	85,475	0.94%	6,537,856	79,304	1.21%

Debt securities in issue:
Domestic offices	4,873,726	65,834	1.35%	4,783,157	67,785	1.42%
Foreign offices	595,205	9,110	1.53%	431,283	10,543	2.44%

Total	5,468,931	74,944	1.37%	5,214,440	78,328	1.50%

Other interest-bearing liabilities:
Domestic offices	72,261	635	0.88%	83,198	1,977	2.38%
Foreign offices	4,147	76	1.83%	4,518	34	0.75%

Total	76,408	711	0.93%	87,716	2,011	2.29%

Total interest-bearing liabilities:
Domestic offices	88,147,368	227,298	0.26%	81,412,998	259,352	0.32%
Foreign offices	10,339,226	83,758	0.81%	11,396,783	87,458	0.77%

Total	¥98,486,594	311,056	0.32%	¥92,809,781	346,810	0.37%

Net interest income and interest rate spread		¥1,409,125	1.30%		¥1,419,237	1.42%

(1)	Taxable investment securities and non-taxable investment securities are not disclosed separately because the aggregate effect of these average balances and interest income would not be material. In addition, the yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect of such calculation would not be material.
(2)	Loans and advances includes impaired loans and advances. The amortized portion of net loan origination fees (costs) is included in interest income on loans and advances.
(3)	Average balances are generally based on a daily average. Weekly, month-end or quarter-end averages are used for certain average balances where it is not practical to obtain applicable daily averages. The allocations of amounts between domestic and foreign are based on the location of the office.

Fiscal Year Ended March 31, 2011 Compared to Fiscal Year Ended March 31, 2010

Interest Income

Our interest income decreased by ¥45,866 million, or 3%, from ¥1,766,047 million in the fiscal year ended March 31, 2010 to ¥1,720,181 million in the fiscal year ended March 31, 2011. This decrease principally reflected decreases in interest on loans and advances. Our interest on loans and advances decreased by ¥59,644 million, or 4%, from ¥1,583,706 million in the fiscal year ended March 31, 2010 to ¥1,524,062 million in the fiscal year ended March 31, 2011, due to a decrease in the balance of loans and advances as well as a decline in market interest rates. Interest on investment securities increased by ¥3,874 million, or 3%, from ¥150,857 million in the fiscal year ended March 31, 2010 to ¥154,731 million in the fiscal year ended March 31, 2011. The increase in interest on investment securities was due primarily to an increase in investment in bonds as a result of limited demand for funding in Japan.

Interest Expense

Our interest expense decreased by ¥35,754 million, or 10%, from ¥346,810 million in the fiscal year ended March 31, 2010 to ¥311,056 million in the fiscal year ended March 31, 2011, due primarily to a decrease in interest expense on deposits. Our interest expense on deposits decreased by ¥38,890 million, or 22%, from ¥173,374 million in the fiscal year ended March 31, 2010 to ¥134,484 million in the fiscal year ended March 31, 2011, due primarily to a decline in domestic interest rates.

Net Interest Income

Our net interest income decreased by ¥10,112 million, or 1%, from ¥1,419,237 million in the fiscal year ended March 31, 2010 to ¥1,409,125 million in the fiscal year ended March 31, 2011. The decrease in our net interest income was due primarily to a decrease in interest income on loans and advances, of which ¥39,091 million is attributable to the decrease in volume and ¥20,553 million is attributable to the decline in market interest rates, which was offset by an increase of interest income on investment securities and a decrease in interest expense on deposits.

On an average rate basis, a change from the fiscal year ended March 31, 2010 to March 31, 2011, the average rate of loans and advances at domestic offices decreased by 0.02 percentage points from 2.03% to 2.01% and the average rate of loans and advances at foreign offices decreased by 0.06 percentage points from 2.55% to 2.49%, resulting the total average rate of loans and advances decreased by 0.04 percentage points from 2.11% to 2.07%. The average rate for domestic deposits decreased by 0.06 percentage points from 0.18% to 0.12%, while average rate for overseas deposits increased by 0.06 percentage points from 0.61% to 0.67%, resulting the total average rate for deposits decreased by 0.05 percentage points from 0.23% to 0.18%.

The following table shows changes in our net interest income based on changes in volume and changes in rate for the fiscal year ended March 31, 2011 compared to the fiscal year ended March 31, 2010.

	Fiscal year ended March 31, 2011 compared to fiscal year ended March 31, 2010 Increase / (decrease)
	Volume	Rate	Net change
	(In millions)
Interest income:
Interest-earning deposits with other banks:
Domestic offices	¥305	¥(166)	¥139
Foreign offices	1,193	2,540	3,733

Total	1,498	2,374	3,872

Call loans and bills bought:
Domestic offices	99	(347)	(248)
Foreign offices	(106)	2,176	2,070

Total	(7)	1,829	1,822

Reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	5,372	(2,735)	2,637
Foreign offices	1,601	(28)	1,573

Total	6,973	(2,763)	4,210

Held-to-maturity investments:
Domestic offices	8,104	(4,259)	3,845

Total	8,104	(4,259)	3,845

Available-for-sale financial assets:
Domestic offices	36,198	(37,426)	(1,228)
Foreign offices	1,702	(445)	1,257

Total	37,900	(37,871)	29

Loans and advances:
Domestic offices	(20,342)	(14,685)	(35,027)
Foreign offices	(18,749)	(5,868)	(24,617)

Total	(39,091)	(20,553)	(59,644)

Total interest income:
Domestic offices	29,736	(59,618)	(29,882)
Foreign offices	(14,359)	(1,625)	(15,984)

Total	¥15,377	¥(61,243)	¥(45,866)

	Fiscal year ended March 31, 2011 compared to fiscal year ended March 31, 2010 Increase / (decrease)
	Volume	Rate	Net change
	(In millions)
Interest expense:
Deposits:
Domestic offices	¥4,858	¥(45,384)	¥(40,526)
Foreign offices	(3,577)	5,213	1,636

Total	1,281	(40,171)	(38,890)

Call money and bills sold:
Domestic offices	(348)	(341)	(689)
Foreign offices	(3,373)	1,653	(1,720)

Total	(3,721)	1,312	(2,409)

Repurchase agreements and cash collateral on securities lent:
Domestic offices	3,053	(475)	2,578
Foreign offices	624	856	1,480

Total	3,677	381	4,058

Borrowings:
Domestic offices	22,183	(12,307)	9,876
Foreign offices	(734)	(2,971)	(3,705)

Total	21,449	(15,278)	6,171

Debt securities in issue:
Domestic offices	1,266	(3,217)	(1,951)
Foreign offices	3,252	(4,685)	(1,433)

Total	4,518	(7,902)	(3,384)

Other interest-bearing liabilities:
Domestic offices	(232)	(1,110)	(1,342)
Foreign offices	(3)	45	42

Total	(235)	(1,065)	(1,300)

Total interest expense:
Domestic offices	30,780	(62,834)	(32,054)
Foreign offices	(3,811)	111	(3,700)

Total	26,969	(62,723)	(35,754)

Net interest income:
Domestic offices	(1,044)	3,216	2,172
Foreign offices	(10,548)	(1,736)	(12,284)

Total	¥(11,592)	¥1,480	¥(10,112)

Fiscal Year Ended March 31, 2010 Compared to Fiscal Year Ended March 31, 2009

Interest Income

Our interest income decreased by ¥398,001 million, or 18%, from ¥2,164,048 million in the fiscal year ended March 31, 2009 to ¥1,766,047 million in the fiscal year ended March 31, 2010. This decrease principally reflected decreases in interest on loans and advances and investment securities. Our interest on loans and advances decreased by ¥340,218 million, or 18%, from ¥1,923,924 million in the fiscal year ended March 31, 2009 to ¥1,583,706 million in the fiscal year ended March 31, 2010, primarily due to a decline in market interest rates. In addition, interest on investment securities decreased by ¥19,879 million, or 12%, to ¥150,857 million in the fiscal year ended March 31, 2010 also primarily as a result of a decline in market interest rates.

Interest Expense

Our interest expense decreased by ¥329,483 million, or 49%, from ¥676,293 million in the fiscal year ended March 31, 2009 to ¥346,810 million in the fiscal year ended March 31, 2010, due primarily to a decline in domestic and foreign interest rates. Our interest expense on deposits decreased by ¥206,723 million, or 54%, from ¥380,097 million in the fiscal year ended March 31, 2009 to ¥173,374 million in the fiscal year ended March 31, 2010, due primarily to falling interest rates on ordinary yen deposits in the latter half of the fiscal year ended March 31, 2009 and declines in various deposit yields subject to domestic and foreign market rates.

Net Interest Income

Our net interest income decreased by ¥68,518 million, or 5%, from ¥1,487,755 million in the fiscal year ended March 31, 2009 to ¥1,419,237 million in the fiscal year ended March 31, 2010. The decrease in our net interest income was due to a decrease in loan-to-deposit margins in domestic and foreign operations as a result of a decrease in interest income which was offset in part by a decrease in interest expense.

When the market interest rate declines, although both the lending rates and funding rates also decline, the extent of lowering the funding rates is relatively smaller than the market rate under the current extremely low level of interest rates, and thus net interest income decreases. For further information on the relationship between the market interest rate and interest income, see “—Overview—Factors Affecting Results of Operation.” On an average rate basis, the average rate of loans and advances at domestic offices decreased by 0.22% from 2.25% to 2.03% and the average rate of loans and advances at foreign offices decreased by 1.75% from 4.30% to 2.55%. The average rate for domestic deposits decreased by 0.18% from 0.36% to 0.18% and the average rate for overseas deposits decreased by 1.64% from 2.25% to 0.61%.

The following table shows changes in our net interest income based on changes in volume and changes in rate for the fiscal year ended March 31, 2010 compared to the fiscal year ended March 31, 2009.

	Fiscal year ended March 31, 2010 compared to fiscal year ended March 31, 2009 Increase / (decrease)
	Volume	Rate	Net change
	(In millions)
Interest income:
Interest-earning deposits with other banks:
Domestic offices	¥(3,089)	¥(3,315)	¥(6,404)
Foreign offices	6,379	(30,960)	(24,581)

Total	3,290	(34,275)	(30,985)

Call loans and bills bought:
Domestic offices	(651)	(2,253)	(2,904)
Foreign offices	2,507	(8,352)	(5,845)

Total	1,856	(10,605)	(8,749)

Reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	6,742	(3,772)	2,970
Foreign offices	(2,373)	1,233	(1,140)

Total	4,369	(2,539)	1,830

Held-to-maturity investments:
Domestic offices	12,535	(889)	11,646

Total	12,535	(889)	11,646

Available-for-sale financial assets:
Domestic offices	18,808	(37,102)	(18,294)
Foreign offices	2,307	(15,538)	(13,231)

Total	21,115	(52,640)	(31,525)

Loans and advances:
Domestic offices	29,080	(136,890)	(107,810)
Foreign offices	(45,879)	(186,529)	(232,408)

Total	(16,799)	(323,419)	(340,218)

Total interest income:
Domestic offices	63,425	(184,221)	(120,796)
Foreign offices	(37,059)	(240,146)	(277,205)

Total	¥26,366	¥(424,367)	¥(398,001)

	Fiscal year ended March 31, 2010 compared to fiscal year ended March 31, 2009 Increase / (decrease)
	Volume	Rate	Net change
	(In millions)
Interest expense:
Deposits:
Domestic offices	¥15,365	¥(111,944)	¥(96,579)
Foreign offices	29,980	(140,124)	(110,144)

Total	45,345	(252,068)	(206,723)

Call money and bills sold:
Domestic offices	(3,135)	(6,538)	(9,673)
Foreign offices	3,875	(10,626)	(6,751)

Total	740	(17,164)	(16,424)

Repurchase agreements and cash collateral on securities lent:
Domestic offices	(12,440)	(42,746)	(55,186)
Foreign offices	(1,434)	(3,337)	(4,771)

Total	(13,874)	(46,083)	(59,957)

Borrowings:
Domestic offices	4,714	(19,542)	(14,828)
Foreign offices	(2,830)	(5,952)	(8,782)

Total	1,884	(25,494)	(23,610)

Debt securities in issue:
Domestic offices	1,449	(9,515)	(8,066)
Foreign offices	(2,352)	(11,425)	(13,777)

Total	(903)	(20,940)	(21,843)

Other interest-bearing liabilities:
Domestic offices	(365)	(566)	(931)
Foreign offices	5	—	5

Total	(360)	(566)	(926)

Total interest expense:
Domestic offices	5,588	(190,851)	(185,263)
Foreign offices	27,244	(171,464)	(144,220)

Total	32,832	(362,315)	(329,483)

Net interest income:
Domestic offices	57,837	6,630	64,467
Foreign offices	(64,303)	(68,682)	(132,985)

Total	¥(6,466)	¥(62,052)	¥(68,518)

Net Fee and Commission Income

The following table sets forth the breakdown of our net fee and commission income and expense for the periods shown:

	For the fiscal year ended March 31,
	2011	2010	2009
	(In millions)
Fee and commission income from:
Loans	¥75,860	¥81,174	¥75,951
Credit card business	181,160	143,987	142,499
Guarantees	28,779	11,823	14,355
Securities-related business	61,467	43,164	17,232
Deposits	16,256	15,819	15,338
Remittances and transfers	126,916	124,917	131,103
Safe deposits	6,508	6,685	6,915
Trust fees	2,328	1,779	2,123
Investment trusts	163,708	96,258	37,374
Agency	18,056	14,763	14,721
Others	125,666	110,068	112,992

Total fee and commission income	806,704	650,437	570,603

Fee and commission expense from:
Remittances and transfers	34,062	31,086	30,418
Guarantees	21,645	16,268	12,280
Others	76,853	74,362	73,542

Total fee and commission expense	132,560	121,716	116,240

Net fee and commission income	¥674,144	¥528,721	¥454,363

Fiscal Year Ended March 31, 2011 Compared to Fiscal Year Ended March 31, 2010

Fee and commission income increased by ¥156,267 million, or 24%, from ¥650,437 million in the fiscal year ended March 31, 2010 to ¥806,704 million in the fiscal year ended March 31, 2011. Primary sources of fee and commission income are remittance and transfer fees, commissions in relation to loan transactions, and investment trust sales as well as fees obtained through our credit card and securities businesses. The commissions from investment trusts sales markedly increased due to increased sales of investment trusts to individual retail customers at the Bank and the inclusion of the full year impact of SMBC Nikko Securities, which also contributed to the fee increases for securities-related businesses. The fees related to credit card and guarantee also increased, due to the acquisition of Cedyna in May 2010.

Fee and commission expense was ¥132,560 million for the fiscal year ended March 31, 2011, increased slightly from ¥121,716 million for the fiscal year ended March 31, 2010.

As a result, net fee and commission income increased by ¥145,423 million, or 28%, from ¥528,721 million in the fiscal year ended March 31, 2010 to ¥674,144 million in the fiscal year ended March 31, 2011.

Fiscal Year Ended March 31, 2010 Compared to Fiscal Year Ended March 31, 2009

Fee and commission income increased by ¥79,834 million, or 14%, from ¥570,603 million in the fiscal year ended March 31, 2009 to ¥650,437 million in the fiscal year ended March 31, 2010. In recent periods, primary sources of fee and commission income are remittance and transfer fees, commissions in relation to loan transactions, and investment trust sales through banking operations as well as fees obtained through our credit card and securities businesses. However, the primary reason for the increase in this period is the effect of the acquisition of SMBC Nikko Securities, and an increase in fees on investment trusts in the Bank’s retail business.

Fee and commission expense was ¥121,716 million for the fiscal year ended March 31, 2010, almost at the same level as ¥116,240 million for the fiscal year ended March 31, 2009.

As a result, net fee and commission income increased by ¥74,358 million, or 16%, from ¥454,363 million in the fiscal year ended March 31, 2009 to ¥528,721 million in the fiscal year ended March 31, 2010.

Net Income from Trading, Financial Assets at Fair Value Through Profit or Loss and Investment Securities

The following table sets forth our net income from trading and financial assets at fair value through profit or loss and investment securities for the periods shown:

	For the fiscal year ended March 31,
	2011	2010	2009
	(In millions)
Net trading income:
Interest rate	¥205,102	¥106,562	¥178,485
Foreign exchange	104,037	104,929	(4,192)
Equity	17,243	36,969	(48,305)
Credit	(2,543)	53,203	(44,217)
Others(1)	640	28,467	52,527

Total net trading income	¥324,479	¥330,130	¥134,298

Net income (loss) from financial assets at fair value through profit or loss:
Net income (loss) from debt instruments	¥29,150	¥65,403	¥(5,845)
Net income (loss) from equity instruments	966	10,176	(12,106)

Total net income (loss) from financial assets at fair value through profit or loss	¥30,116	¥75,579	¥(17,951)

Net investment income:
Net gain from disposal of debt instruments	¥141,982	¥61,541	¥89,956
Net gain (loss) from disposal of equity instruments	20,779	58,627	(4,112)
Dividend income	73,150	58,384	73,667

Total net investment income	¥235,911	¥178,552	¥159,511

(1)	Others for the fiscal years ended March 31, 2010 and 2009 include the change in fair value of the derivative embedded in the Type 4 preferred stock.

Fiscal Year Ended March 31, 2011 Compared to Fiscal Year Ended March 31, 2010

Net trading income was ¥324,479 million for the fiscal year ended March 31, 2011. The trading income related to interest rate transactions increased whereas net trading income from equity, credit and others decreased, which resulted in a slight decrease of ¥5,651 million from ¥330,130 million for the fiscal year ended March 31, 2010.

Net income from financial assets at fair value through profit or loss decreased by ¥45,463 million from ¥75,579 million for the fiscal year ended March 31, 2010 to ¥30,116 million for the fiscal year ended March 31, 2011 due primarily to a decrease in fair value gains on debt instruments.

Net investment income increased by ¥57,359 million from ¥178,552 million for the fiscal year ended March 31, 2010 to ¥235,911 million for the fiscal year ended March 31, 2011. This is primarily due to an increase in gains on sales of bonds by quickly responding to fluctuations in the market interest rates at the Bank.

The total of net trading income, net income from financial assets at fair value through profit or loss and net investment income increase slightly by ¥6,245 million from ¥584,261 million for the fiscal year ended March 31, 2010 to ¥590,506 million for the fiscal year ended March 31, 2011. The increase in net investment income was partly offset by a decrease in net trading income and net income from financial assets at fair value through profit or loss.

Fiscal Year Ended March 31, 2010 Compared to Fiscal Year Ended March 31, 2009

Net trading income and net income from financial assets at fair value through profit or loss significantly improved due to the recovery of fair values of trading assets, derivatives financial instruments and investment securities as a result of the recovery of the credit and stock markets along with a general improvement of the domestic and foreign financial environments.

Net trading income increased by ¥195,832 million from ¥134,298 million for the fiscal year ended March 31, 2009 to ¥330,130 million for the fiscal year ended March 31, 2010 due to a significant increase in trading incomes from foreign exchange, equity and a credit. Net income from financial assets at fair value through profit or loss increased by ¥93,530 million from loss of ¥17,951 million for the fiscal year ended March 31, 2009 to an income of ¥75,579 million for the fiscal year ended March 31, 2010 due to the recovery in fair values of debt and equity instruments. Also, net investment income increased by ¥19,041 million from ¥159,511 million for the fiscal year ended March 31, 2009 to ¥178,552 million for the fiscal year ended March 31, 2010. This is primarily due to an increase in gains on sales of stocks which was partially offset by a decrease in dividend income.

The total of net trading income, net income from financial assets at fair value through profit or loss and net investment income increased by ¥308,403 million from ¥275,858 million in the fiscal year ended March 31, 2009 to ¥584,261 million in the fiscal year ended March 31, 2010 due primarily to an increase in gains on derivatives and foreign exchange-related transactions.

Other Income

The following table sets forth our other income for the periods shown:

	For the fiscal year ended March 31,
	2011	2010	2009
	(In millions)
Income from operating leases	¥63,199	¥56,121	¥46,467
Gains on disposal of assets leased	6,774	10,344	5,358
Income related to IT solution services	43,775	44,319	53,481
Gains on disposal of property, plant and equipment and other intangible assets	885	17,179	1,314
Reversal of impairment losses of investments in associates and joint ventures	13,533	19,832	—
Gains on step acquisition of subsidiaries	15,623	—	—
Others	60,681	84,539	86,499

Total other income	¥204,470	¥232,334	¥193,119

Fiscal Year Ended March 31, 2011 Compared to Fiscal Year Ended March 31, 2010

Other income decreased by ¥27,864 million, or 12%, from ¥232,334 million in the fiscal year ended March 31, 2010 to ¥204,470 million in the fiscal year ended March 31, 2011. The decrease in other income was due primarily to a decrease in gains on disposal of property, plant and equipment and other intangible assets from the prior fiscal year when our subsidiaries sold fixed assets and reversal of impairment losses of investments in associates. The decrease was partially offset by gains on the step acquisition of Cedyna and other subsidiaries, and an increase in income from operating leases.

Fiscal Year Ended March 31, 2010 Compared to Fiscal Year Ended March 31, 2009

Other income increased by ¥39,215 million, or 20%, from ¥193,119 million in the fiscal year ended March 31, 2009 to ¥232,334 million in the fiscal year ended March 31, 2010. The increase in other income was due primarily to gains from the sale of fixed assets by our subsidiary and a reversal of impairment losses of investments in associates, which was partially offset by the decrease in IT-related revenues on a consolidated basis as a result of the sale of 50% of the common stocks of our IT-system subsidiary in January 2009.

Impairment Charges on Financial Assets

The following table sets forth our impairment charge for the periods shown:

	For the fiscal year ended March 31,
	2011	2010	2009
	(In millions)
Loans and advances	¥259,292	¥215,886	¥849,495
Available-for-sale financial assets	174,636	42,755	391,215

Total impairment charges on financial assets	¥433,928	¥258,641	¥1,240,710

Fiscal Year Ended March 31, 2011 Compared to Fiscal Year Ended March 31, 2010

Our impairment charges on financial assets consist of losses relating to loans and advances, and investment securities. Impairment charges for loans and advances increased by ¥43,406 million from ¥215,886 million for the fiscal year ended March 31, 2010 to ¥259,292 million for the fiscal year ended March 31, 2011. This increase was due primarily to the fact that although the global economy as a whole continued to recover during the fiscal year ended March 31, 2011, the Great East Japan Earthquake affected the credit quality of our loan portfolio. For detailed information on provision for loan losses, see “—Financial Condition—Allowance for Loan Losses.”

Impairment charges on available-for-sale financial assets increased from ¥42,755 million in the fiscal year ended March 31, 2010 to ¥174,636 million in the fiscal year ended March 31, 2011. The majority of the impairment charges for the fiscal year ended March 31, 2011 was from equity instruments and amounted to ¥165,764 million. The increase in impairment charges on available-for-sale equity instruments included the effect of the Great East Japan Earthquake.

In determining the amount of impairment charges, we consider whether there is objective evidence of impairment as a result of loss events, such as any significant financial difficulty of the issuer. Our assessments of issuers are focused by industry and geographical area taking into consideration the adverse impact of any specific issues including significant changes in the technological, market, economic or legal environment of the issuer indicating that the cost of our investment may not be recovered. Additionally, in the case of available-for-sale equity instruments, we consider a significant or prolonged decline in the fair value of the equity instruments below their cost. Our available-for-sale equity instruments mainly consist of a diversified portfolio of domestic equity securities, as noted in “—Financial Condition—Investment Securities.”

Fiscal Year Ended March 31, 2010 Compared to Fiscal Year Ended March 31, 2009

Our impairment charges on financial assets consist of losses relating to loans and advances, and investment securities. Impairment charges for loans and advances decreased by ¥633,609 million from ¥849,495 million for the fiscal year ended March 31, 2009 to ¥215,886 million for the fiscal year ended March 31, 2010. The large amount of losses for the fiscal year ended March 31, 2009 was due primarily to a deterioration of our credit portfolio resulting from the rapid global economic downturn. During periods of economic malaise, corporate and individual borrowers are generally more likely to suffer credit rating downgrades, or become delinquent or default on their borrowings. However, Japan’s economy was recovering mainly due to various policy measures taken in Japan and abroad, although there was not yet sufficient momentum to support a self-sustaining recovery in domestic private demand. The recovery in the economy decreased our credit costs relating to a wide range of industries. For detailed information on provision for loan losses, see “—Financial Condition—Allowance for Loan Losses.”

Impairment charges on available-for-sale financial assets decreased from ¥391,215 million in the fiscal year ended March 31, 2009 to ¥42,755 million in the fiscal year ended March 31, 2010. The impairment charges on available-for-sale financial assets were mainly from available-for-sale equity instruments, which were ¥376,150 million and ¥42,074 million in the fiscal years ended March 31, 2009 and 2010.

For the fiscal year ended March 31, 2009, the rapid global economic downturn and financial market crisis since September 2008 had an adverse impact on our investments. As many Japanese corporations rely highly on exports, the downturn in the global economy together with the strengthening yen reduced the ability of domestic corporations to generate current and future revenues. These factors, which resulted in the deterioration of the financial condition and hence the external credit ratings as well as our internal ratings of the issuers, together with the significant declines in the individual stock values, resulted in a large impairment charge on available-for-sale equity instruments for the fiscal year ended March 31, 2009.

However, during the fiscal year ended March 31, 2010, the global economy began showing signs of recovery from the downturn that began in September 2008 as a result of the economic stimulus packages enacted by governments and central banks of major countries, including Japan, in response to the financial crisis. Additionally, cost-cutting initiatives were taken by corporations. This was reflected by an increase in corporate earnings and hence an improvement in the financial condition of issuers. Together with positive future expectations on the recovery of the global economy, this led to an improvement in issuers’ credit ratings, both external and internal. These factors together with the resulting recovery of the fair values of our portfolio of domestic equity securities led to the significant decrease in impairment charges on available-for-sale equity instruments for the fiscal year ended March 31, 2010.

General and Administrative Expenses

The following table sets forth a breakdown of our general and administrative expenses for the periods shown:

	For the fiscal year ended March 31,
	2011	2010	2009
	(In millions)
Personnel expenses	¥577,970	¥511,075	¥438,266
Depreciation and amortization	112,618	107,054	83,260
Rent and lease expenses	92,160	77,715	67,839
Building and maintenance expenses	10,186	9,176	10,781
Supplies expenses	15,135	14,797	17,237
Communication expenses	33,538	23,939	20,748
Publicity and advertising expenses	40,213	35,315	34,744
Taxes and dues	56,648	51,020	52,327
Outsourcing expenses	79,525	68,715	65,135
Premiums for deposit insurance	57,637	53,799	53,449
Office equipment expenses	29,234	22,537	23,536
Others	188,682	121,815	125,165

Total general and administrative expenses	¥1,293,546	¥1,096,957	¥992,487

Fiscal Year Ended March 31, 2011 Compared to Fiscal Year Ended March 31, 2010

General and administrative expenses increased by ¥196,589 million, or 18%, from ¥1,096,957 million in the fiscal year ended March 31, 2010 to ¥1,293,546 million in the fiscal year ended March 31, 2011, due mainly to the inclusion of the full year impact of SMBC Nikko Securities, which became a subsidiary in October 2009, the acquisition of Cedyna in May 2010, and increase in rent and lease expenses.

Fiscal Year Ended March 31, 2010 Compared to Fiscal Year Ended March 31, 2009

General and administrative expenses increased by ¥104,470 million, or 11%, from ¥992,487 million in the fiscal year ended March 31, 2009 to ¥1,096,957 million in the fiscal year ended March 31, 2010, due mainly to the Bank’s acquisition of SMBC Nikko Securities.

Other Expenses

The following table sets forth our other expenses for the periods shown:

	For the fiscal year ended March 31,
	2011	2010	2009
	(In millions)
Cost of operating leases	¥36,652	¥30,487	¥26,608
Losses on disposal of assets leased	2,599	6,948	3,423
Cost related to IT solution services	95,625	95,342	107,360
Losses on disposal of property, plant and equipment and other intangible assets	5,813	4,497	11,818
Impairment losses of property, plant and equipment	5,360	9,899	6,560
Impairment losses of intangible assets	59	6,184	10,890
Losses on sale of investments in subsidiaries and associates	138	9,412	12
Impairment losses of investments in associates and joint ventures	16,837	18,134	31,508
Others	49,209	55,857	63,591

Total other expenses	¥212,292	¥236,760	¥261,770

Fiscal Year Ended March 31, 2011 Compared to Fiscal Year Ended March 31, 2010

Other expenses decreased by ¥24,468 million, or 10%, from ¥236,760 million in the fiscal year ended March 31, 2010 to ¥212,292 million in the fiscal year ended March 31, 2011, due primarily to a decrease in losses on sale of investments in subsidiaries and associates, a decrease in impairment losses of property, plant and equipment of subsidiaries, and a decrease in impairment losses of intangible assets.

Fiscal Year Ended March 31, 2010 Compared to Fiscal Year Ended March 31, 2009

Other expenses decreased by ¥25,010 million, or 10%, from ¥261,770 million in the fiscal year ended March 31, 2009 to ¥236,760 million in the fiscal year ended March 31, 2010, due primarily to a decrease in impairment losses of investments in associates and joint ventures and costs related to IT solution services which was offset by an increase in losses on sale of investments in subsidiaries and associates.

Share of Post-tax Loss of Associates and Joint Ventures

Fiscal Year Ended March 31, 2011 Compared to Fiscal Year Ended March 31, 2010

Share of post-tax loss of associates and joint ventures was ¥5,796 million in the fiscal year ended March 31, 2011, a decrease of ¥31,665 million, from ¥37,461 million in the fiscal year ended March 31, 2010 due mainly to not recognizing our shares of the profit or loss of some associates which changed from being our equity-method associates to our subsidiaries in the fiscal year ended March 31, 2011.

Fiscal Year Ended March 31, 2010 Compared to Fiscal Year Ended March 31, 2009

Share of post-tax loss of associates and joint ventures was ¥37,461 million in the fiscal year ended March 31, 2010, a decrease of ¥16,857 million, from ¥54,318 million in the fiscal year ended March 31, 2009 due mainly to the improved performance of Daiwa Securities SMBC.

Income Tax Expense

Fiscal Year Ended March 31, 2011 Compared to Fiscal Year Ended March 31, 2010

Income tax expense decreased by ¥126,876 million from an expense of ¥488,041 million in the fiscal year ended March 31, 2010 to an expense of ¥361,165 million in the fiscal year ended March 31, 2011 due mainly to a decrease of profit before tax.

Fiscal Year Ended March 31, 2010 Compared to Fiscal Year Ended March 31, 2009

Income tax expense increased by ¥544,207 million from a benefit of ¥56,166 million in the fiscal year ended March 31, 2009 to an expense of ¥488,041 million in the fiscal year ended March 31, 2010 due mainly to an increase of profit before tax.

Total Comprehensive Income (Loss)

Fiscal Year Ended March 31, 2011 Compared to Fiscal Year Ended March 31, 2010

Total comprehensive income decreased by ¥707,590 million, from ¥961,182 million for the fiscal year ended March 31, 2010 to ¥253,592 million for the fiscal year ended March 31, 2011. This is due primarily to a decrease in other comprehensive income (loss) by ¥632,415 million, from other comprehensive income of ¥314,489 million for the fiscal year ended March 31, 2010 to other comprehensive loss of ¥317,926 million for the fiscal year ended March 31, 2011. This decrease was due mainly to an increase in unrealized losses and a decrease in unrealized gains on available-for-sale financial assets arising from declines in market prices for domestic securities, and to losses from exchange differences on translating foreign operations, arising from the appreciation of the yen.

Fiscal Year Ended March 31, 2010 Compared to Fiscal Year Ended March 31, 2009

Total comprehensive income (loss) increased by ¥1,715,406 million, from a comprehensive loss of ¥754,224 million for the fiscal year ended March 31, 2009 to a comprehensive income of ¥961,182 million for the fiscal year ended March 31, 2010. This is partially due to an increase in other comprehensive income (loss) by ¥986,689 million, from other comprehensive loss of ¥672,200 million for the fiscal year ended March 31, 2009 to other comprehensive income of ¥314,489 million for the fiscal year ended March 31, 2010. This increase was due mainly to an increase in unrealized gains on available-for-sale financial assets arising from a rise in market prices for domestic securities. The increase in total comprehensive income was also due to an increase in net profit by ¥728,717 million from a net loss of ¥82,024 million for the fiscal year ended March 31, 2009 to a net profit of ¥646,693 million for the fiscal year ended March, 2010.

Business Segment Analysis

Our business segment information is based on the internal reporting system utilized by our management to assess the performance of our business segments under Japanese GAAP. In addition to the Bank, which accounts for a major portion of our total assets and revenue, SMBC Nikko Securities and SMBC Friend Securities in the securities business, Sumitomo Mitsui Finance and Leasing in the leasing business, Sumitomo Mitsui Card and Cedyna in the credit card business and others, as our main subsidiaries, are covered in such business segment information. Since the Bank has a significant impact on our overall performance, it is divided into five business units by customer market. Organizational charts of SMFG and the Bank are provided in “Item 4.C Organizational Structure.” Figures reported to management are prepared under Japanese GAAP. Consequently, the segment information does not agree to figures in the consolidated financial statements under IFRS. This difference is addressed in Note 4 to our consolidated financial statements “Segment Analysis—Reconciliation of Segmental Results of Operations to Consolidated Income Statements.”

Segmental Results of Operations

For the fiscal year ended March 31, 2011

	Commercial Banking
	SMBC							Total(3)
	Consumer Banking Unit	Middle Market Banking Unit	Corporate Banking Unit	International Banking Unit	Treasury Unit	Others	SMBC Total
	(In billions)
Gross profit	¥387.8	¥443.9	¥201.3	¥186.5	¥330.7	¥(18.4)	¥1,531.8	¥1,773.5
Net interest income	337.5	272.9	131.4	107.7	136.3	(18.0)	967.8	1,117.6
Net non-interest income	50.3	171.0	69.9	78.8	194.4	(0.4)	564.0	655.9
General and administrative expenses	(290.3)	(221.7)	(36.0)	(57.9)	(17.9)	(75.4)	(699.2)	(834.2)
Other profit(1)	—	—	—	—	—	—	—	(34.4)

Consolidated net business profit(2)(5)	¥97.5	¥222.2	¥165.3	¥128.6	¥312.8	¥(93.8)	¥832.6	¥904.9

	Securities			Leasing		Credit Card			Others	Total
	SMBC Nikko Securities	SMBC Friend Securities	Total(3)	Sumitomo Mitsui Finance & Leasing	Total(3)	Sumitomo Mitsui Card	Cedyna(4)	Total(3)
	(In billions)
Gross profit	¥205.2	¥53.0	¥261.6	¥95.2	¥99.4	¥182.3	¥134.4	¥322.5	¥75.6	¥2,532.6
Net interest income	(2.7)	0.6	(1.3)	60.0	56.7	22.9	36.8	62.3	100.3	1,335.6
Net non-interest income	207.9	52.4	262.9	35.2	42.7	159.4	97.6	260.2	(24.7)	1,197.0
General and administrative expenses	(166.7)	(42.7)	(212.4)	(28.1)	(38.0)	(129.8)	(97.5)	(229.4)	12.9	(1,301.1)
Other profit(1)	—	—	(5.6)	(16.9)	(3.8)	(19.9)	(37.5)	(57.4)	(128.3)	(229.5)

Consolidated net business profit(2)(5)	¥38.5	¥10.3	¥43.6	¥50.2	¥57.6	¥32.6	¥(0.6)	¥35.7	¥(39.8)	¥1,002.0

For the fiscal year ended March 31, 2010

	Commercial Banking
	SMBC							Total(3)
	Consumer Banking Unit	Middle Market Banking Unit	Corporate Banking Unit	International Banking Unit	Treasury Unit	Others	SMBC Total
	(In billions)
Gross profit	¥391.7	¥472.9	¥197.3	¥169.1	¥272.8	¥(48.5)	¥1,455.3	¥1,669.3
Net interest income	357.2	298.2	125.9	110.1	187.5	(32.5)	1,046.4	1,181.9
Net non-interest income	34.5	174.7	71.4	59.0	85.3	(16.0)	408.9	487.4
General and administrative expenses	(288.7)	(218.7)	(33.3)	(54.5)	(16.3)	(74.3)	(685.8)	(803.3)
Other profit(1)	—	—	—	—	—	—	—	(132.8)

Consolidated net business profit(2)(5)	¥103.0	¥254.2	¥164.0	¥114.6	¥256.5	¥(122.8)	¥769.5	¥733.2

	Securities			Leasing		Credit Card			Others	Total
			Total(3)	Sumitomo Mitsui Finance & Leasing	Total(3)			Total(3)
	SMBC Nikko(4) Securities	SMBC Friend Securities				Sumitomo Mitsui Card	Cedyna
	(In billions)
Gross profit	¥100.5	¥67.2	¥161.4	¥97.2	¥109.5	¥183.6	¥—	¥183.4	¥19.2	¥2,142.8
Net interest income	(1.4)	0.6	(0.2)	59.8	64.5	27.5	—	29.3	9.9	1,285.4
Net non-interest income	101.9	66.6	161.6	37.4	45.0	156.1	—	154.1	9.3	857.4
General and administrative expenses	(77.0)	(44.4)	(124.3)	(28.5)	(40.9)	(135.8)	—	(137.9)	6.5	(1,099.9)
Other profit(1)	—	—	13.7	(24.8)	(27.5)	(23.5)	—	(40.4)	(23.6)	(210.6)

Consolidated net business profit(2)(5)	¥23.5	¥22.8	¥50.8	¥43.9	¥41.1	¥24.3	¥—	¥5.1	¥2.1	¥832.3

For the fiscal year ended March 31, 2009

	Commercial Banking
	SMBC							Total(3)
	Consumer Banking Unit	Middle Market Banking Unit	Corporate Banking Unit	International Banking Unit	Treasury Unit	Others	SMBC Total
	(In billions)
Gross profit	¥429.4	¥539.8	¥196.7	¥175.0	¥246.8	¥(62.8)	¥1,524.9	¥1,719.9
Net interest income	396.3	338.3	121.5	104.0	123.4	(65.1)	1,018.4	1,158.5
Net non-interest income	33.1	201.5	75.2	71.0	123.4	2.3	506.5	561.4
General and administrative expenses	(290.7)	(222.7)	(31.5)	(64.8)	(17.9)	(73.9)	(701.5)	(813.8)
Other profit(1)	—	—	—	—	—	—	—	(147.6)

Consolidated net business profit(2)(5)	¥138.7	¥317.1	¥165.2	¥110.2	¥228.9	¥(136.7)	¥823.4	¥758.5

	Securities			Leasing		Credit Card			Others	Total
	SMBC Nikko Securities	SMBC Friend Securities	Total(3)	Sumitomo Mitsui Finance & Leasing	Total(3)	Sumitomo Mitsui Card	Cedyna	Total(3)
	(In billions)
Gross profit	¥—	¥42.8	¥45.5	¥91.9	¥100.5	¥180.2	¥—	¥219.3	¥(2.2)	¥2,083.0
Net interest income	—	1.2	1.5	57.2	60.8	29.5	—	35.1	(3.9)	1,252.0
Net non-interest income	—	41.6	44.0	34.7	39.7	150.7	—	184.2	1.7	831.0
General and administrative expenses	—	(40.4)	(40.9)	(29.5)	(41.7)	(137.3)	—	(172.9)	28.5	(1,040.8)
Other profit(1)	—	(0.1)	(67.8)	(25.9)	(32.9)	(20.6)	—	(30.7)	(34.5)	(313.5)

Consolidated net business profit(2)(5)	¥—	¥2.3	¥(63.2)	¥36.5	¥25.9	¥22.3	¥—	¥15.7	¥(8.2)	¥728.7

(1)	Other profit in “Total” of each segment includes non-operating profits and losses of subsidiaries other than SMBC, ordinary profit of equity-method associates taking into account the ownership ratio.
(2)	The Group’s consolidated net business profit = SMBC’s business profit on a nonconsolidated basis, excluding the effect of the reversal of reserve for possible loan losses + ordinary profit of other consolidated subsidiaries (with adjustment for extraordinary items) + (ordinary profit of equity-method associates * ownership ratio) - internal transactions (such as dividends) under Japanese GAAP.
Consolidated	net business profit of SMBC Friend Securities, SMBC Nikko Securities, Sumitomo Mitsui Finance and Leasing, Sumitomo Mitsui Card, and Cedyna are operating profit of each company.
(3)	Total under each business segment includes the aggregation of the results from the operating units that were not separately identified. (e.g., the difference between “Total” in Commercial Banking and “SMBC Total” consists of SMFG’s banking subsidiaries except SMBC, such as SMBC Europe, SMBC (China), Kansai Urban Banking Corporation and The Minato Bank.)
(4)	The results of SMBC Nikko Securities for the fiscal year ended March 31, 2010 only include six months of SMBC Nikko Securities’ results. The results of Cedyna for the fiscal year ended March 31, 2011 include the SMFG Group’s ownership ratio of the first quarter of Cedyna’s results and the full results of Cedyna for subsequent quarters.
(5)	The Group’s total credit cost (reversal) for the fiscal years ended March 31, 2011, 2010 and 2009 was ¥217.3 billion, ¥473.0 billion and ¥767.8 billion, of which ¥144.6 billion, ¥395.1 billion and ¥695.6 were for Commercial Banking, ¥(0.02) billion, ¥0.03 billion and ¥0.07 billion were for Securities, ¥8.0 billion, ¥27.4 billion and ¥26.8 billion were for Leasing, and ¥46.6 billion, ¥26.1 billion and ¥33.6 billion were for Credit Card, respectively. Total credit cost consists of credit cost and gains on recoveries of written-off claims. Credit cost of SMBC and gains on recoveries of written-off claims were not included in consolidated net business profit, but in “Loans and advances” in the reconciliation table in the section “Reconciliation of Segmental Results of Operations to Consolidated Income Statements.”
(6)	Others in Commercial Banking consists of SMFG’s banking subsidiaries except SMBC, such as SMBC Europe, SMBC (China), Kansai Urban Banking Corporation and The Minato Bank.

Commercial Banking

Fiscal Year Ended March 31, 2011 Compared to Fiscal Year Ended March 31, 2010

Our consolidated business profit from our Commercial Banking segment increased by ¥172 billion from ¥733 billion for the fiscal year ended March 31, 2010 to ¥905 billion for the fiscal year ended March 31, 2011. This was primarily due to an increase in net non-interest income mainly from sales of bonds by the Treasury Unit of the Bank as well as an increase in both net interest income and net non-interest income in the Bank’s subsidiaries such as Kansai Urban Banking Corporation and The Minato Bank despite decreases in net interest income and net non-interest income in the Bank’s Middle Market Banking Unit. Because the Bank has a significant impact on our performance, its performance is reported to management in more detail. The performance of each of the Bank’s five business units is broken down further into customer market segments for management review. In addition to its five business units, the Bank also has several cross-sectional units and departments. The revenues and expenses of these units and departments are in principal allocated to each business unit.

The Bank’s Consumer Banking Unit

Gross profit from the Bank’s Consumer Banking Unit decreased slightly from ¥392 billion for the fiscal year ended March 31, 2010 to ¥388 billion for the fiscal year ended March 31, 2011, net business profit from the Bank’s Consumer Banking Unit decreased slightly from ¥103 billion for the fiscal year ended March 31, 2010 to ¥98 billion for the fiscal year ended March 31, 2011, due primarily to a decrease in net interest income despite an increase in fees and commissions related to investment trusts.

The Bank’s Middle Market Banking Unit

Gross profit from the Bank’s Middle Market Banking Unit decreased by ¥29 billion from ¥473 billion for the fiscal year ended March 31, 2010 to ¥444 billion for the fiscal year ended March 31, 2011 primarily due to a decrease in loan balance and a decline in the average loan-to-deposit interest spread. A decrease in gross profit was the primary reason for the decrease in net business profit from the Bank’s Middle Market Banking Unit, which decreased by ¥32 billion from ¥254 billion for the fiscal year ended March 31, 2010 to ¥222 billion for the fiscal year ended March 31, 2011.

The Bank’s Corporate Banking Unit

Net business profit from the Bank’s Corporate Banking Unit showed limited change from ¥164 billion for the fiscal year ended March 31, 2010 to ¥165 billion for the fiscal year ended March 31, 2011. Gross profit increased by ¥4 billion from ¥197 billion for the fiscal years ended March 31, 2010 to ¥201 billion for the fiscal year ended March 31, 2011. Interest income from loans and advances increased due primarily to an improvement in the average loan-to-deposit interest spread despite a decrease in loan balance.

The Bank’s International Banking Unit

Net business profit from the Bank’s International Banking Unit was ¥129 billion for the fiscal year ended March 31, 2011, a ¥14 billion change from ¥115 billion for the fiscal year ended March 31, 2010, and gross profit from the Bank’s International Banking Unit increased by ¥18 billion from ¥169 billion for the fiscal year ended March 31, 2010 to ¥187 billion for the fiscal year ended March 31, 2011 due primarily to an increase in net non-interest income.

The Bank’s Treasury Unit

Gross profit from the Bank’s Treasury Unit increased by ¥58 billion from ¥273 billion for the fiscal year ended March 31, 2010 to ¥331 billion for the fiscal year ended March 31, 2011 due mainly to an increase in net non-interest income mainly from sales of bonds made in response to fluctuations in market interest rates.

Net business profit from the Bank’s Treasury Unit increased by ¥56 billion from ¥257 billion for the fiscal year ended March 31, 2010 to ¥313 billion for the fiscal year ended March 31, 2011 due primarily to the increase in net non-interest income described above.

The Bank’s Others

The Bank’s Others represents the difference between the aggregate of the Bank’s five business units and the Bank as a whole. It mainly consists of administrative costs related to the headquarters operations and profit or loss on the activities related to capital management. Amounts recorded in Bank’s Others are those related to the Corporate Staff Units including the Compliance Unit, the Office of Corporate Auditors and the Corporate Planning Department, which do not belong to any of the five business units.

Fiscal Year Ended March 31, 2010 Compared to Fiscal Year Ended March 31, 2009

Our consolidated business profit from our Commercial Banking segment decreased from ¥759 billion for the fiscal year ended March 31, 2009 by ¥26 billion to ¥733 billion for the fiscal year ended March 31, 2010 due to a decrease in business profit of the Bank, which accounts for the substantial portion of our Commercial Banking segment. Because the Bank has a significant impact on our performance, its performance is reported to management in more detail. The performance of each of the Bank’s five business units is broken down further into customer market segments for management review. In addition to its five business units, the Bank also has several cross-sectional units and departments. The revenues and expenses of these units and departments are in principal allocated to each business unit.

The Bank’s Consumer Banking Unit

Gross profit from the Bank’s Consumer Banking Unit decreased by ¥37 billion from ¥429 billion for the fiscal year ended March 31, 2009 to ¥392 billion for the fiscal year ended March 31, 2010 due to a decrease in net interest income reflecting mainly a decline in the market interest rate and average loan-to-deposit interest spread.

Net business profit from the Bank’s Consumer Banking Unit decreased by ¥36 billion from ¥139 billion for the fiscal year ended March 31, 2009 to ¥103 billion for the fiscal year ended March 31, 2010 due to the decrease in gross profit noted above.

The Bank’s Middle Market Banking Unit

Gross profit from the Bank’s Middle Market Banking Unit decreased by ¥67 billion from ¥540 billion for the fiscal year ended March 31, 2009 to ¥473 billion for the fiscal year ended March 31, 2010 due to a decrease in the loan balance, decreases in both net interest income and net non-interest income reflecting a severe economic environment for SMEs, and an additional decline in the average loan-to-deposit interest spread. The decrease in gross profit was the primary reason for the decrease in net business profit from the Bank’s Middle Market Banking Unit, which decreased by ¥63 billion from ¥317 billion for the fiscal year ended March 31, 2009 to ¥254 billion for the fiscal year ended March 31, 2010.

The Bank’s Corporate Banking Unit

Net business profit from the Bank’s Corporate Banking Unit showed limited change from ¥165 billion for the fiscal year ended March 31, 2009 to ¥164 billion for the fiscal year ended March 31, 2010. Gross profit remained the same at ¥197 billion for the fiscal years ended March 31, 2010 and 2009. Interest income from loans and advances increased due to an increase in the average balance at the height of the financial crisis resulting from a shift from direct to indirect financing, while this was offset by the decrease of dividends from strategic equity investment.

The Bank’s International Banking Unit

Net business profit from the Bank’s International Banking Unit was ¥115 billion for the fiscal year ended March 31, 2010, a ¥5 billion change from ¥110 billion for the fiscal year ended March 31, 2009 due to the decrease of expenses reflecting strong yen and the transfer of China operations to SMBC (China) from April 2009. Gross profit from the Bank’s International Banking Unit decreased by ¥6 billion from ¥175 billion for the fiscal year ended March 31, 2009 to ¥169 billion for the fiscal year ended March 31, 2010 due mainly to a decrease in net non-interest income.

The Bank’s Treasury Unit

Gross profit from the Bank’s Treasury Unit increased by ¥26 billion from ¥247 billion for the fiscal year ended March 31, 2009 to ¥273 billion for the fiscal year ended March 31, 2010 due mainly to an increase in net interest income mainly from its banking operations which was offset in part by its trading activities.

Net business profit from the Bank’s Treasury Unit increased by ¥28 billion from ¥229 billion for the fiscal year ended March 31, 2009 to ¥257 billion for the fiscal year ended March 31, 2010 due to the increase in gross profit described above.

The Bank’s Others

The Bank’s Others represents the difference between the aggregate of the Bank’s five business units and the Bank as a whole.

Securities

Fiscal Year Ended March 31, 2011 Compared to Fiscal Year Ended March 31, 2010

Consolidated net business profit in our Securities segment showed limited change from ¥51 billion for the fiscal year ended March 31, 2010 to ¥44 billion for the fiscal year ended March 31, 2011 due to an increase in business profit of SMBC Nikko Securities, despite a decrease in fees and commissions for both domestic and foreign securities transaction of SMBC Friend Securities. Gross profit and General and administrative expenses of SMBC Nikko Securities almost doubled for the fiscal year ended March 31, 2011 since its figures for the previous fiscal year include only the second half of that fiscal year due to the date of acquisition.

Fiscal Year Ended March 31, 2010 Compared to Fiscal Year Ended March 31, 2009

Consolidated net business profit in our Securities segment increased by ¥114 billion from a loss of ¥63 billion for the fiscal year ended March 31, 2009 to ¥51 billion for the fiscal year ended March 31, 2010. Net business profit in our Securities segment increased significantly due to the acquisition of SMBC Nikko Securities and an increase in SMBC Friend Securities’ revenue. Also, other profit increased significantly due to the improved performance of Daiwa Securities SMBC.

Leasing

Fiscal Year Ended March 31, 2011 Compared to Fiscal Year Ended March 31, 2010

Consolidated net business profit in our Leasing segment increased by ¥17 billion from ¥41 billion for the fiscal year ended March 31, 2010, to ¥58 billion for the fiscal year ended March 31, 2011 due mainly to a decrease in the credit costs of Sumitomo Mitsui Finance and Leasing.

Fiscal Year Ended March 31, 2010 Compared to Fiscal Year Ended March 31, 2009

Consolidated net business profit in our Leasing segment increased by ¥15 billion from ¥26 billion for the fiscal year ended March 31, 2009, to ¥41 billion for the fiscal year ended March 31, 2010 due mainly to an increase of revenue from Sumitomo Mitsui Finance and Leasing.

Credit Card

Fiscal Year Ended March 31, 2011 Compared to Fiscal Year Ended March 31, 2010

Consolidated net business profit in our Credit Card segment increased by ¥31 billion from ¥5 billion for the fiscal year ended March 31, 2010 to ¥36 billion for the fiscal year ended March 31, 2011 due mainly to an increase in business profit of Sumitomo Mitsui Card Company and a recovery in the business profit of Cedyna.

Fiscal Year Ended March 31, 2010 Compared to Fiscal Year Ended March 31, 2009

Consolidated net business profit in our Credit Card segment decreased by ¥11 billion from ¥16 billion for the fiscal year ended March 31, 2009 to ¥5 billion for the fiscal year ended March 31, 2010 due mainly to a deterioration in Cedyna’s performance. Gross profit, and general and administrative expenses decreased mainly because under Japanese GAAP, QUOQ changed from being our subsidiary to being our equity-method associate as part of our strategic reorganization during the fiscal year ended March 31, 2010.

SMFG’s Others

SMFG’s Others represents the difference between the aggregate of the Commercial Banking, Securities, Leasing and Credit Card segments, and the Group as a whole. It mainly consists of the profit or loss from SMFG on a stand-alone basis, other subsidiaries and equity-method associates, which are not identified as reportable segments, including The Japan Research Institute, ORIX Credit, Promise and At-Loan. It also includes internal transactions between our Group companies which were eliminated in our consolidated financial statements.

Financial Condition

Assets

Our total assets increased by ¥13,477,998 million from ¥122,992,929 million at March 31, 2010 to ¥136,470,927 million at March 31, 2011, due primarily to a significant increase in Japanese government bonds included in investment securities. The increase was partially offset by a decrease in loans and advances from ¥71,634,128 million at March 31, 2010 to ¥71,020,329 million at March 31, 2011 due to limited demand for funding in Japan.

Our assets as of March 31, 2011 and 2010 were as follows:

	At March 31,
	2011	2010
	(In millions)
Assets:
Cash and deposits with banks	¥9,436,358	¥6,239,398
Call loans and bills bought	862,667	1,127,035
Reverse repurchase agreements and cash collateral on securities borrowed	5,051,053	5,697,669
Trading assets	3,315,153	3,258,779
Derivative financial instruments	4,975,973	5,061,542
Financial assets at fair value through profit or loss	2,132,348	2,092,383
Investment securities	34,662,106	23,152,188
Loans and advances	71,020,329	71,634,128
Investments in associates and joint ventures	201,135	289,141
Property, plant and equipment	1,039,483	993,171
Intangible assets	769,677	710,235
Other assets	1,924,070	1,574,769
Current tax assets	53,708	40,362
Deferred tax assets	1,026,867	1,122,129

Total assets	¥136,470,927	¥122,992,929

Loans and Advances

Our main operating activity is in the lending business. We make loans and extend other types of credit principally to corporate and individual customers in Japan and to corporate and sovereign customers in foreign countries.

As of March 31, 2011, our loans and advances were ¥71,020,329 million, or 52% of total assets, representing a decrease of ¥613,799 million, or 1%, from March 31, 2010. The decrease in loans and advances was due mainly to limited demand for funding in Japan, which was partially offset by an increase in loans and advances to our foreign customers as well as an increase in loans and advances to our domestic individual customers as a result of the acquisition of Cedyna.

Domestic

Through the Bank and other banking and nonbank subsidiaries, we make loans to a broad range of industrial, commercial and individual customers in Japan. The following table shows our outstanding loans and advances to our domestic customers whose domiciles are in Japan, classified by industry, before deducting the allowance for loan losses, and adjusting unearned income, unamortized premiums-net and deferred loan fees-net as of the dates indicated:

	At March 31,
	2011	2010
	(In millions)
Domestic:
Manufacturing	¥8,344,261	¥8,428,854
Agriculture, forestry, fisheries and mining	162,727	162,879
Construction	1,327,475	1,492,690
Transportation, communications and public enterprises	4,036,780	3,519,279
Wholesale and retail	5,616,084	5,552,637
Finance and insurance	2,568,670	3,431,882
Real estate and goods rental and leasing	8,281,048	8,751,450
Services	4,316,724	4,644,737
Municipalities	1,440,167	1,346,611
Lease financing	2,205,451	2,320,651
Consumer(1)	18,552,987	17,544,284
Others	4,378,791	5,137,721

Total domestic	¥61,231,165	¥62,333,675

(1)	The balance in Consumer consists mainly of housing loans. The housing loan balances amounted to ¥14,577,945 million and ¥14,436,921 million at March 31, 2011 and 2010, respectively.

Foreign

The following table shows the outstanding loans and advances to our foreign customers whose domicile is not in Japan before deducting the allowance for loan losses, and adjusting unearned income, unamortized premiums-net and deferred loan fees-net as of the dates indicated, classified by industry:

	At March 31,
	2011	2010
	(In millions)
Foreign:
Public sector	¥83,109	¥147,115
Financial institutions	1,794,794	2,031,812
Commerce and industry	8,949,629	8,161,198
Lease financing	172,361	205,547
Others	528,847	442,225

Total foreign	¥11,528,740	¥10,987,897

Allowance for Loan Losses

In the fiscal year ended March 31, 2011, the allowance for loan losses increased by ¥53,578 million, or 3%, from ¥1,533,555 million at March 31, 2010 to ¥1,587,133 million at March 31, 2011. We recorded a provision for loan losses of ¥259,292 million for the fiscal year ended March 31, 2011, which is an increase from ¥215,886 million for the fiscal year ended March 31, 2010.

During the fiscal year ended March 31, 2011, the global economy as a whole continued to recover, as continuous solid growth in emerging countries compensated for the lack of momentum in industrialized countries. The U.S. economy was stabilized by fiscal and monetary policies, while the European economies experienced varying growth against the backdrop of fiscal crises in certain European countries. The Japanese economy was recovering gradually due to consumption stimulus packages instituted by the government as well as increasing exports to Asia until the Great East Japan Earthquake, which was followed by a large tsunami, occurred in March 2011. The earthquake not only devastated the Tohoku region (northeastern Japan) but also affected the Kanto region, resulting in stagnation in economic activity across a wide range of regions.

For our part, we implemented consultative actions tailored to our borrowers’ businesses and financial condition, by supporting the development of operational improvement plans for borrowers, and continued to manage centrally and globally our credit monitoring procedures on a cross-region basis, in order to reduce our credit risk exposure and hence the amount of provision required. As part of day-to-day risk management, we regularly assess our customers to review the obligor grades (our internal credit rating) assigned to them based on the latest available financial information. We also review the obligor grades of our customers upon the occurrence of events or a change in their financial condition that are indicative of a change in the borrower’s repayment ability.

We calculate the allowance for loan losses using the latest assignment of obligor grades and supplementary data such as the borrowers’ operating cash flows, realizable value of collateral and recent economic conditions. The recovery of the Japanese economy had a positive impact on the financial position of our borrowers. After the Great East Japan Earthquake in March 2011, we conducted an assessment of our borrowers and a review of the obligor grades. This assessment and review indicated that, loans to our customers whose obligor grades were downgraded and decreases in the value of mortgaged property, both of which represent a direct impact of the earthquake on the credit quality of our loan portfolio, were limited. However, as the economic condition at the end of this fiscal year was adversely affected by the occurrence of the earthquake, we reflected the effect of this in the allowance for loan losses primarily as incurred but not yet identified, or IBNI, losses. Accordingly, the provision for loan losses for the fiscal year ended March 31, 2011 increased by ¥43,406 million compared to the fiscal year ended March 31, 2010.

Charge-offs decreased by ¥184,754 million from the previous fiscal year to ¥199,761 million for the fiscal year ended March 31, 2011. The overall charge-offs of domestic loans and advances decreased by ¥185,178 million compared to the previous fiscal year to ¥175,717 million for the fiscal year ended March 31, 2011 and especially the charge-offs related to customers from the services, wholesale and retail industries decreased. Charge-offs of foreign loans and advances increased by ¥424 million compared to the previous fiscal year to ¥24,044 million for the fiscal year ended March 31, 2011.

In the fiscal year ended March 31, 2011, the provision for loan losses increased compared to the previous fiscal year. Although recognizing charge-offs through the sales of loans and others decreased the allowance for loan losses, the decrease from charge-offs in the fiscal year ended March 31, 2011 was not enough to offset the additional allowance for loan losses recognized due to some deterioration in the credit quality of the portfolio. Accordingly, the overall allowance for loan losses increased by ¥53,578 million at March 31, 2011 compared to March 31, 2010.

During the fiscal year ended March 31, 2010, although the global economy was still feeling the effects of the sharp deterioration triggered by the financial crisis, it began showing signs of recovery beginning in the latter half of the fiscal year ended March 31, 2010, due mainly to the economic stimulus packages enacted by governments and central banks around the world. The economies of Asia, especially China, drove the recovery of the global economy leading to an overall increase in consumer demand. This had a positive impact on Japan’s economy as a number of Japanese companies were highly reliant on the export of goods and services. The Government of Japan’s economic stimulus package included support for financing for SMEs, support for financing for medium and large companies and support for purchases of environmentally-friendly vehicles and home electric appliances.

As a result, the credit quality of our loan portfolio ceased to deteriorate at the end of the fiscal year ended March 31, 2010 as compared with the fiscal year ended March 31, 2009 and we recorded a provision for loan losses of ¥215,886 million for the fiscal year ended March 31, 2010, which was an improvement from ¥849,495 million for the fiscal year ended March 31, 2009.

Charge-offs increased by ¥47,641 million from the previous fiscal year to ¥384,515 million for the fiscal year ended March 31, 2010. Although the overall charge-offs of domestic loans and advances increased by ¥54,754 million compared to the previous fiscal year to ¥360,895 million for the fiscal year ended March 31, 2010, the charge-offs related to customers from the construction, finance and insurance industries decreased. Charge-offs of foreign loans and advances decreased by ¥7,113 million compared to the previous fiscal year to ¥23,620 million for the fiscal year ended March 31, 2010.

In the fiscal year ended March 31, 2010, charge-offs, which through the sales of loans and others decrease the allowance for loan losses, exceeded the provision for loan losses, which increases the balance of the allowance for loan losses. Accordingly, in the fiscal year ended March 31, 2010, the allowance for loan losses decreased by ¥66,075 million from ¥1,599,630 million at March 31, 2009 to ¥1,533,555 million at March 31, 2010.

The following table shows the analysis of our allowance for loan losses for each of the periods indicated:

	For the fiscal year ended March 31,
	2011	2010	2009
	(In millions)
Allowance for loan losses at the beginning of the fiscal year	¥1,533,555	¥1,599,630	¥1,094,226
Provision for loan losses	259,292	215,886	849,495
Charge-offs:
Domestic	175,717	360,895	306,141
Foreign	24,044	23,620	30,733

Total	199,761	384,515	336,874

Recoveries:
Domestic	2,624	953	1,082
Foreign	190	16	15

Total	2,814	969	1,097

Net charge-offs	196,947	383,546	335,777
Others(1)	(8,767)	101,585	(8,314)

Allowance for loan losses at the end of the fiscal year	¥1,587,133	¥1,533,555	¥1,599,630

(1)	Others were primarily from foreign exchange translations for the fiscal years ended March 31, 2011 and 2009, whereas the amount for the fiscal year ended March 31, 2010 mainly included an increase in the allowance for loan losses of ¥102,687 million from the acquisition of subsidiaries.

Impaired Loans and Advances

A portion of the total domestic and foreign loans and advances consists of impaired loans and advances, which are comprised of “potentially bankrupt, effectively bankrupt and bankrupt (loans and advances),” “past due three months or more (loans),” “restructured (loans)” and “other impaired (loans and advances).” The loans and advances for which management has serious doubts about the ability of the borrowers to comply in the near future with the repayment terms are wholly included in impaired loans and advances.

“Potentially bankrupt, effectively bankrupt and bankrupt (loans and advances)” comprise loans and advances to borrowers that are perceived to have a high risk of falling into bankruptcy, may not have been legally or formally declared bankrupt but are essentially bankrupt, or have been legally or formally declared bankrupt.

Loans classified as “past due three months or more (loans)” represent those loans that are three months or more past due as to principal or interest, other than those loans to borrowers who are potentially bankrupt, effectively bankrupt and bankrupt.

The category “restructured (loans)” comprises loans not included above for which the terms of the loans have been modified to grant concessions because of problems with the borrower.

“Other impaired (loans and advances)” represent impaired loans and advances, which are not included in “potentially bankrupt, effectively bankrupt and bankrupt (loans and advances),” “past due three months or more (loans),” or “restructured (loans),” but for which information about credit problems cause management to classify them as impaired loans and advances.

The following table shows the distribution of impaired loans and advances by “potentially bankrupt, effectively bankrupt and bankrupt (loans and advances),” “past due three months or more (loans),” “restructured loans,” and “other impaired (loans and advances)” as at March 31, 2011 and 2010 by domicile and type of industry of the borrowers.

	At March 31,
	2011	2010
	(In millions)
Potentially bankrupt, effectively bankrupt and bankrupt (loans and advances):
Domestic:
Manufacturing	¥211,597	¥180,642
Agriculture, forestry, fisheries and mining	6,635	7,014
Construction	120,696	125,674
Transportation, communications and public enterprises	59,775	78,726
Wholesale and retail	243,346	233,124
Finance and insurance	11,496	30,287
Real estate and goods rental and leasing	534,596	622,944
Services	249,093	260,917
Lease financing	27,716	52,648
Consumer	297,732	242,106
Others	55,909	62,351

Total domestic	1,818,591	1,896,433

Foreign:
Public sector	14	4,564
Financial institutions	42,350	36,381
Commerce and industry	128,534	135,958
Lease financing	5,037	33
Others	3,831	15,901

Total foreign	179,766	192,837

Total	1,998,357	2,089,270

Past due three months or more (loans):
Domestic	40,699	28,434
Foreign	1,336	635

Total	42,035	29,069

Restructured (loans):
Domestic	296,751	127,392
Foreign	59,296	37,007

Total	356,047	164,399

Other impaired (loans and advances):
Domestic	252,457	158,653
Foreign	527	1,760

Total	252,984	160,413

Gross impaired loans and advances	2,649,423	2,443,151

Less: Allowance for loan losses	(1,395,659)	(1,282,610)

Net impaired loans and advances	¥1,253,764	¥1,160,541

In addition to the discussion in this section, see Note 45 “Financial Risk Management—Credit Risk” to our consolidated financial statements.

Investment Securities

Our investment securities, including available-for-sale financial assets and held-to-maturity investments, totaled ¥34,662,106 million as of March 31, 2011, an increase of ¥11,509,918 million, or 50%, from March 31, 2010. The increase of our investment securities is due mainly to an increase in debt securities, especially Japanese government bonds.

Our bond portfolio is principally held for asset and liability management purposes. Our bond portfolio mostly consisted of fixed-rate Japanese government bonds, Japanese municipal bonds and high-quality corporate bonds denominated in yen.

As of March 31, 2011, we had ¥23,987,193 million of Japanese government bonds classified as available-for-sale financial assets and held-to-maturity investments, an increase of ¥9,190,494 million, from ¥14,796,699 million as of March 31, 2010. The primary reason for this increase was an increase in investments in bonds, especially Japanese government bonds with a maturity of less than five years as a result of limited demand for funding in Japan. Japanese government bonds with a maturity of less than a year and Japanese government bonds with a maturity of less than five years accounted for 49% and 94%, respectively, of our total Japanese government bonds. We had ¥28,146 million unrealized gains on Japanese government bonds as of March 31, 2011. As of March 31, 2011, we had ¥5,549,182 million of foreign government bonds consisting mainly of U.S. government bonds and German government bonds. Of our foreign government bonds, 73% had a maturity of less than five years. In addition, we had mortgage-backed securities, most of which were substantially guaranteed by the U.S. government.

Our equity portfolio consists principally of publicly traded Japanese stocks, and includes common or preferred stocks issued by our customers. We have been reducing our equity portfolio to comply with the Act Concerning Restriction on Shareholdings by Banks, which requires Japanese banks and their qualified subsidiaries to limit the aggregate market value (excluding unrealized gains, if any) of their equity securities holdings to an amount equal to 100% of their consolidated Tier I capital.

We recognize the risks associated with our equity portfolio, owing to its volatility as well as its relatively poor dividend yields. Accordingly, we have been actively looking to minimize the negative effect of holding a large equity portfolio through economic hedging and derivative transactions while maintaining existing client relationships.

As of March 31, 2011, we had ¥3,216,749 million of equity instruments, a decrease of ¥250,717 million, or 7%, from ¥3,467,466 million as of March 31, 2010. Approximately 90% of these equity instruments were domestic equity instruments. Our net unrealized gains on our domestic equity instruments were ¥849,253 million, ¥1,020,321 million and ¥535,730 million representing 29%, 32% and 20% of the estimated fair value as of March 31, 2011, 2010 and 2009, respectively. As described under “Operating Environment,” in general, the stock prices declined in the first half of the fiscal year, but they were an upward trend until the Great East Japan Earthquake. After the earthquake, many of the prices of our stock holdings declined. As of March 31, 2011, our net unrealized gains on our domestic equity instruments decreased from March 31, 2010. As of March 31, 2011, our consolidated Tier I capital calculated under Japanese GAAP was ¥6,323,995 million.

There are no transactions pursuant to our repurchase agreements, securities lending transactions or other transactions involving the transfer of financial assets with an obligation to repurchase such transferred assets that are treated as sales for accounting purposes in our consolidated financial statements.

The following tables show the amortized cost, gross unrealized gains and losses and estimated fair value of our investment securities, which are classified as held-to-maturity and available-for-sale at March 31, 2011, 2010 and 2009.

	At March 31, 2011
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥3,763,715	¥53,247	¥1,464	¥3,815,498
Japanese municipal bonds	171,516	2,723	39	174,200
Japanese corporate bonds	246,609	5,853	29	252,433

Total domestic	4,181,840	61,823	1,532	4,242,131

Foreign	—	—	—	—

Total	¥4,181,840	¥61,823	¥1,532	¥4,242,131

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥20,247,115	¥4,824	¥28,461	¥20,223,478
Japanese municipal bonds	373,041	1,350	1,640	372,751
Japanese corporate bonds	412,501	2,440	1,474	413,467
Other debt instruments	202,768	2,454	—	205,222
Equity instruments	2,036,144	868,936	19,683	2,885,397

Total domestic	23,271,569	880,004	51,258	24,100,315

Foreign:
U.S. Treasury and other U.S. government agencies bonds	4,354,133	3,006	73,879	4,283,260
Other governments and official institutions bonds	1,288,687	421	23,186	1,265,922
Mortgage-backed securities	210,930	866	5,952	205,844
Other debt instruments	292,702	2,179	1,308	293,573
Equity instruments	254,214	77,177	39	331,352

Total foreign	6,400,666	83,649	104,364	6,379,951

Total .	¥29,672,235	¥963,653	¥155,622	¥30,480,266

	At March 31, 2010
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥2,871,212	¥49,223	¥627	¥2,919,808
Japanese municipal bonds	154,281	3,080	3	157,358
Japanese corporate bonds	246,519	7,044	106	253,457

Total domestic	3,272,012	59,347	736	3,330,623

Foreign	—	—	—	—

Total	¥3,272,012	¥59,347	¥736	¥3,330,623

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥11,901,492	¥27,597	¥3,602	¥11,925,487
Japanese municipal bonds	266,387	2,065	161	268,291
Japanese corporate bonds	435,063	3,752	151	438,664
Other debt instruments	205,108	12,531	—	217,639
Equity instruments	2,147,999	1,029,956	9,635	3,168,320

Total domestic	14,956,049	1,075,901	13,549	16,018,401

Foreign:
U.S. Treasury and other U.S. government agencies bonds	2,071,258	1,540	23,252	2,049,546
Other governments and official institutions bonds	1,283,130	2,624	2,163	1,283,591
Mortgage-backed securities	4,595	46	4	4,637
Other debt instruments	223,396	2,408	949	224,855
Equity instruments	196,383	103,138	375	299,146

Total foreign	3,778,762	109,756	26,743	3,861,775

Total	¥18,734,811	¥1,185,657	¥40,292	¥19,880,176

	At March 31, 2009
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥1,574,005	¥22,583	¥296	¥1,596,292
Japanese municipal bonds	96,312	962	9	97,265
Japanese corporate bonds	392,210	4,612	606	396,216

Total domestic	2,062,527	28,157	911	2,089,773

Foreign	9,181	—	504	8,677

Total	¥2,071,708	¥28,157	¥1,415	¥2,098,450

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥11,265,476	¥15,032	¥2,342	¥11,278,166
Japanese municipal bonds	242,394	486	564	242,316
Japanese corporate bonds	618,574	983	5,483	614,074
Other debt instruments	192,242	16,429	—	208,671
Equity instruments	2,102,051	585,690	49,960	2,637,781

Total domestic	14,420,737	618,620	58,349	14,981,008

Foreign:
U.S. Treasury and other U.S. government agencies bonds	2,967,799	8,090	4,885	2,971,004
Other governments and official institutions bonds	2,316,989	24,782	2,449	2,339,322
Mortgage-backed securities	230,649	15,207	116	245,740
Other debt instruments	182,196	139	7,840	174,495
Equity instruments	132,260	14,745	753	146,252

Total foreign	5,829,893	62,963	16,043	5,876,813

Total .	¥20,250,630	¥681,583	¥74,392	¥20,857,821

The following tables show the estimated fair value and gross unrealized losses of our investment securities, aggregated by the length of time that the individual securities have been in a continuous unrealized loss position at March 31, 2011, 2010 and 2009. Note that none of the available-for-sale equity instruments included in the table have been in a continuous unrealized loss position for more than twelve months, since under our accounting policy, a significant or prolonged decline in the fair value of an equity instrument below its cost is considered to be an objective evidence of impairment.

	At March 31, 2011
	Less than twelve months		Twelve months or more		Total
	Estimated fair value	Gross unrealized losses	Estimated fair value	Gross unrealized losses	Estimated fair value	Gross unrealized losses
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥378,410	¥1,464	¥—	¥—	¥378,410	¥1,464
Japanese municipal bonds	11,860	39	—	—	11,860	39
Japanese corporate bonds	2,679	12	2,482	17	5,161	29

Total domestic	392,949	1,515	2,482	17	395,431	1,532

Foreign	—	—	—	—	—	—

Total	¥392,949	¥1,515	¥2,482	¥17	¥395,431	¥1,532

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥13,496,173	¥28,461	¥—	¥—	¥13,496,173	¥28,461
Japanese municipal bonds	176,313	1,640	80	—	176,393	1,640
Japanese corporate bonds	134,558	1,469	1,328	5	135,886	1,474
Other debt instruments	—	—	—	—	—	—
Equity instruments	221,122	19,683	—	—	221,122	19,683

Total domestic	14,028,166	51,253	1,408	5	14,029,574	51,258

Foreign:
U.S. Treasury and other U.S. government agencies bonds	2,785,682	71,332	40,601	2,547	2,826,283	73,879
Other governments and official institutions bonds	956,761	23,158	12,819	28	969,580	23,186
Mortgage-backed securities	139,860	5,951	340	1	140,200	5,952
Other debt instruments	114,576	1,179	17,578	129	132,154	1,308
Equity instruments	1,010	39	—	—	1,010	39

Total foreign	3,997,889	101,659	71,338	2,705	4,069,227	104,364

Total	¥18,026,055	¥152,912	¥72,746	¥2,710	¥18,098,801	¥155,622

	At March 31, 2010
	Less than twelve months		Twelve months or more		Total
	Estimated fair value	Gross unrealized losses	Estimated fair value	Gross unrealized losses	Estimated fair value	Gross unrealized losses
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥319,472	¥627	¥—	¥—	¥319,472	¥627
Japanese municipal bonds	2,698	3	—	—	2,698	3
Japanese corporate bonds	1,842	68	2,957	38	4,799	106

Total domestic	324,012	698	2,957	38	326,969	736

Foreign	—	—	—	—	—	—

Total	¥324,012	¥698	¥2,957	¥38	¥326,969	¥736

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥4,586,496	¥3,164	¥23,260	¥438	¥4,609,756	¥3,602
Japanese municipal bonds	88,816	156	2,705	5	91,521	161
Japanese corporate bonds	45,034	147	12,785	4	57,819	151
Other debt instruments	—	—	—	—	—	—
Equity instruments	106,743	9,635	—	—	106,743	9,635

Total domestic	4,827,089	13,102	38,750	447	4,865,839	13,549

Foreign:
U.S. Treasury and other U.S. government agencies bonds	890,407	9,903	485,296	13,349	1,375,703	23,252
Other governments and official institutions bonds	238,518	237	71,439	1,926	309,957	2,163
Mortgage-backed securities	—	—	2,303	4	2,303	4
Other debt instruments	87,727	482	18,568	467	106,295	949
Equity instruments	5,259	375	—	—	5,259	375

Total foreign	1,221,911	10,997	577,606	15,746	1,799,517	26,743

Total	¥6,049,000	¥24,099	¥616,356	¥16,193	¥6,665,356	¥40,292

	At March 31, 2009
	Less than twelve months		Twelve months or more		Total
	Estimated fair value	Gross unrealized losses	Estimated fair value	Gross unrealized losses	Estimated fair value	Gross unrealized losses
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥240,072	¥233	¥51,192	¥63	¥291,264	¥296
Japanese municipal bonds	20,385	9	—	—	20,385	9
Japanese corporate bonds	2,787	110	7,417	496	10,204	606

Total domestic	263,244	352	58,609	559	321,853	911

Foreign	—	—	8,677	504	8,677	504

Total	¥263,244	¥352	¥67,286	¥1,063	¥330,530	¥1,415

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥4,819,596	¥2,329	¥5,185	¥13	¥4,824,781	¥2,342
Japanese municipal bonds	24,572	75	100,846	489	125,418	564
Japanese corporate bonds	111,179	700	202,870	4,783	314,049	5,483
Other debt instruments	—	—	—	—	—	—
Equity instruments	312,036	49,960	—	—	312,036	49,960

Total domestic	5,267,383	53,064	308,901	5,285	5,576,284	58,349

Foreign:
U.S. Treasury and other U.S. government agencies bonds	1,022,195	3,688	24,108	1,197	1,046,303	4,885
Other governments and official institutions bonds	463,115	2,298	39,155	151	502,270	2,449
Mortgage-backed securities	6,227	116	—	—	6,227	116
Other debt instruments	57,595	864	40,466	6,976	98,061	7,840
Equity instruments	10,044	753	—	—	10,044	753

Total foreign	1,559,176	7,719	103,729	8,324	1,662,905	16,043

Total	¥6,826,559	¥60,783	¥412,630	¥13,609	¥7,239,189	¥74,392

Trading Assets

The following table shows our trading assets as of March 31, 2011 and 2010. Our trading assets were ¥3,315,153 million as of March 31, 2011, an insignificant change from ¥3,258,779 million as of March 31, 2010.

Trading assets at March 31, 2011 and 2010 consisted of the following:

	At March 31,
	2011	2010
	(In millions)
Debt instruments	¥3,105,897	¥3,117,725
Equity instruments	209,256	141,054

Total trading assets	¥3,315,153	¥3,258,779

Financial Assets at Fair Value Through Profit or Loss

The following table shows information as to the fair value of our financial assets at fair value through profit or loss at March 31, 2011 and 2010. The fair value was ¥2,132,348 million as of March 31, 2011, an insignificant change from ¥2,092,383 million as of March 31, 2010.

	At March 31,
	2011	2010
	(In millions)
Debt instruments	¥1,995,810	¥1,978,149
Equity instruments	136,538	114,234

Total financial assets at fair value through profit or loss	¥2,132,348	¥2,092,383

Securitized Products and Leveraged Loans

As of March 31, 2011, we held ¥0.1 billion of subprime securitized products and ¥18.0 billion in other securitized products such as RMBS, CMBS, and CLO. While we have incurred some losses on these securitized products for the fiscal years ended March 31, 2010 and 2009, we have not incurred any additional losses on these securitized products for the fiscal year ended March 31, 2011. As of March 31, 2011, we had ¥523.0 billion in leveraged loans and ¥112.7 billion undrawn commitments for them as shown in the table below. The leveraged loans and undrawn commitments are reported in loans and advances and loan commitments, in the consolidated financial statement, respectively. All figures in this subsection are approximate amounts based on a managerial accounting basis.

	At March 31,
	2011		2010
	Loans	Undrawn commitments	Loans	Undrawn commitments
	(In billions)
Europe	¥196.9	¥23.4	¥261.1	¥28.8
Japan	183.5	15.5	176.2	11.8
United States	77.2	66.1	113.2	73.5
Asia (excluding Japan)	65.4	7.7	59.6	9.4

Total	¥523.0	¥112.7	¥610.1	¥123.5

Liabilities

Our total liabilities increased by ¥13,488,463 million from ¥115,431,259 million at March 31, 2010 to ¥128,919,722 million at March 31, 2011, due primarily to an increase of deposits and borrowings. Our deposits at March 31, 2011 were ¥90,469,098 million, an increase of ¥4,771,125 million, from ¥85,697,973 million at March 31, 2010 due primarily to an increase of demand deposits and negotiable certificates of deposit.

The following table shows our liabilities as of March 31, 2011 and 2010:

	At March 31,
	2011	2010
	(In millions)
Liabilities:
Deposits	¥90,469,098	¥85,697,973
Call money and bills sold	2,629,407	2,119,558
Repurchase agreements and cash collateral on securities lent	6,439,598	5,437,449
Trading liabilities	1,623,918	1,592,625
Derivative financial instruments	4,725,261	4,756,695
Borrowings	12,548,358	7,321,484
Debt securities in issue	5,890,388	5,323,156
Provisions	96,353	32,236
Other liabilities	4,422,166	3,066,327
Current tax liabilities	49,448	58,978
Deferred tax liabilities	25,727	24,778

Total liabilities	¥128,919,722	¥115,431,259

Deposits

We offer a wide range of standard banking accounts through the offices of banking subsidiaries in Japan, including non-interest-bearing demand deposits, interest-bearing demand deposits, deposits at notice, time deposits and negotiable certificates of deposit. Domestic deposits, approximately 90% of total deposits, are our principal source of funds for our domestic operations. The domestic offices’ deposits of banking subsidiaries are principally from individuals and private corporations, with the balance from governmental bodies (including municipal authorities) and financial institutions.

The Bank’s foreign offices accept deposits mainly in U.S. dollars, but also in yen and other currencies, and are active participants in the Euro-currency market as well as the United States domestic money market. Foreign deposits consist of stable types of deposits, such as deposits at notice, time deposits, and negotiable certificates of deposit, which the New York branch of the Bank and SMBC Europe issue in U.S. dollars and in other currencies. These deposits typically pay interest rates determined with reference to market rates of major money-center banks for deposits in London such as LIBOR.

Our deposit balances at March 31, 2011 were ¥90,469,098 million, an increase of ¥4,771,125 million, or 6%, from March 31, 2010 primarily because our domestic corporate customers increased their deposits in order to increase their liquid resources after the Great East Japan Earthquake.

The following table shows a breakdown of our domestic and foreign office’s deposits as of the dates indicated:

	At March 31,
	2011	2010
	(In millions)
Domestic offices:
Non-interest-bearing demand deposits	¥12,550,557	¥11,332,068
Interest-bearing demand deposits	32,756,899	30,576,605
Deposits at notice	1,131,082	1,067,897
Time deposits	25,348,713	25,119,463
Negotiable certificates of deposit	5,997,958	5,166,705
Others	3,950,740	3,620,202

Total domestic offices	81,735,949	76,882,940

Foreign offices:
Non-interest-bearing demand deposits	337,090	276,876
Interest-bearing demand deposits	680,292	649,991
Deposits at notice	3,800,310	4,295,637
Time deposits	1,533,773	1,762,779
Negotiable certificates of deposit	2,368,365	1,828,915
Others	13,319	835

Total foreign offices	8,733,149	8,815,033

Total deposits	¥90,469,098	¥85,697,973

Borrowings

Borrowings include short-term borrowings, unsubordinated and subordinated long-term borrowings, liabilities associated with securitization of our own assets and lease obligations. As of March 31, 2011, our borrowings were ¥12,548,358 million, an increase of ¥5,226,874 million, or 71%, from ¥7,321,484 million as of March 31, 2010. Our short-term borrowings increased primarily due to the effect of additional monetary easing by the BOJ in consideration of the Great East Japan Earthquake as well as the accumulation of borrowings at SMBC Nikko Securities along with its enhancement of securities businesses.

As of March 31, 2011, short-term borrowings accounted for 68% of our total borrowings, and our long-term borrowings accounted for 19% of our total borrowings. Most of our long-term borrowings were yen-denominated unsubordinated debt.

The following table shows the balances with respect to our borrowings for the fiscal years ended March 31, 2011 and 2010.

	At March 31,
	2011	2010
	(In millions)
Borrowings:
Short-term borrowings	¥8,486,842	¥3,759,006
Long-term borrowings:
Unsubordinated	2,072,319	1,458,884
Subordinated	371,233	378,730
Liabilities associated with securitization	1,552,987	1,664,686
Lease obligations	64,977	60,178

Total borrowings	¥12,548,358	¥7,321,484

For more information, see Note 18 “Borrowings” to our consolidated financial statements, which sets forth summaries of short- and long-term borrowings with their contractual interest rates and currencies.

Debt Securities in Issue

Debt securities in issue at March 31, 2011 were ¥5,890,388 million, an increase from March 31, 2010 due primarily to an increase of commercial paper and bonds.

	At March 31,
	2011	2010
	(In millions)
Debt securities in issue:
Commercial paper	¥2,019,334	¥1,885,640
Bonds	1,706,989	1,191,051
Subordinated bonds	2,156,065	2,228,192
Other	8,000	18,273

Total debt securities in issue	¥5,890,388	¥5,323,156

For additional information, see Note 19 “Debt Securities in Issue” to our consolidated financial statements, which sets forth summaries of debt securities in issue with their contractual interest rates and currencies.

In the normal course of business, we enter into contractual obligations that require future cash payments. “Item 5.F. Tabular Disclosure of Contractual Obligations” sets forth a summary of our contractual cash obligations as of March 31, 2011.

Total Equity

Our total equity was ¥7,551,205 million at March 31, 2011, an insignificant change from ¥7,561,670 million at March 31, 2010, as the increase in retained earnings was offset by the decrease in other reserves which was largely reflected by declines in market prices of available-for-sale financial assets. For more information, see Note 24 “Shareholders’ Equity” and Note 25 “Non-controlling Interests” to our consolidated financial statements.

	At March 31,
	2011	2010
	(In millions)
Equity:
Capital stock	¥2,337,896	¥2,337,896
Capital surplus	1,081,556	1,081,432
Retained earnings	1,974,069	1,663,618
Other reserves	280,783	555,289
Treasury stock	(171,761)	(124,062)

Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.	5,502,543	5,514,173
Non-controlling interests	2,048,662	2,047,497

Total equity	¥7,551,205	¥7,561,670

Reconciliation with Japanese GAAP

Our consolidated financial statements are prepared in accordance with IFRS as summarized in Note 2 “Summary of Significant Accounting Policies” to our consolidated financial statements included elsewhere in this annual report. These policies differ in some respects from Japanese GAAP. Under Japanese banking regulations, we report our annual financial results prepared under Japanese GAAP. In addition, pursuant to the requirements of the FIEA, we prepare quarterly consolidated financial statements which are also under Japanese GAAP. To show the major reconciling items between our IFRS and Japanese GAAP consolidated financial statements, we have provided below, with respect to our most recent fiscal year, a reconciliation of consolidated net profit and total equity under IFRS with those amounts under Japanese GAAP.

	At and for the fiscal year ended March 31, 2011
	Total equity	Net profit (loss)
	(In millions)
IFRS	¥7,551,205	¥571,518
Differences arising from different accounting for:
1. Scope of consolidation	79,533	(30,248)
2. Derivative financial instruments	101,570	(97,250)
3. Investment securities	(43,400)	19,185
4. Loans and advances	(140,948)	62,815
5. Investments in associates and joint ventures	51,845	437
6. Property, plant and equipment	1,049	(3,028)
7. Lease accounting	(20,857)	9,189
8. Defined benefit plans	64,703	(48,615)
9. Deferred tax assets	(469,407)	85,769
10. Foreign currency translation	—	(9,882)
Other	(90,009)	(7,973)
Tax effect of the above	46,790	34,625

Japanese GAAP	¥7,132,074	¥586,542

The explanations below summarize certain differences between IFRS and Japanese GAAP that may be significant. The paragraphs below refer to the corresponding items as set forth in the table above.

1.	Scope of consolidation

Under Japanese GAAP, we consolidate an entity when we effectively control the decision making body of the entity’s financial and operating policies. Control is generally presumed to exist when we own more than half of the voting power, or own from 40% to 50% of the voting power and certain facts exist indicating control. Certain special purpose entities (“SPEs”) established for securitization are presumed not to be controlled. Under IFRS, we consolidate an entity when we control the entity. Control is generally presumed to exist when we have the power to govern the financial and operating policies by owning more than half of the voting power, or by legal or contractual arrangements. Currently exercisable potential voting rights are considered in assessing the control. An SPE is consolidated when the substance of the relationship between the SPE and us indicate that the SPE is controlled by us. This results in a difference in the scope of consolidation between Japanese GAAP and IFRS. Most significantly certain SPEs, such as securitization vehicles (usually, trusts under the Trust Act of Japan) and investment funds, are not consolidated under Japanese GAAP but consolidated under IFRS. Accordingly, both the cumulative gains on transfers of financial assets to these securitization vehicles and amortization of our retained subordinate interest under Japanese GAAP were not recognized under IFRS due to consolidation of such vehicles.

2.	Derivative financial instruments

Under Japanese GAAP, an embedded derivative shall be separately accounted for when the host contract may suffer losses arising from the embedded derivative. Also, an entity may separately account for an embedded derivative if the entity manages it separately, even though the criteria for separation are not fully met. Under IFRS, an embedded derivative shall be separated from the host contract and accounted for as a derivative if, and only if its economic characteristics and risks are not closely related to those of the host contract. Accordingly, certain embedded derivatives that are separately accounted for under Japanese GAAP but do not meet the criteria for separation under IFRS are adjusted such that they are combined with the host contract, and vice versa. In addition, the separation of the embedded derivatives from the host contract is adjusted so as not to result in any gain or loss at initial recognition under IFRS.

We apply hedge accounting under Japanese GAAP. However, IFRS imposes onerous documentation and effectiveness testing requirements on entities wishing to apply hedge accounting. The result of these requirements is that it is more difficult to achieve hedge accounting under IFRS than under Japanese GAAP, and the effects of hedge accounting under Japanese GAAP have therefore been reversed under IFRS.

Japanese GAAP and IFRS require OTC derivatives to be measured at fair value. In principle, there is no significant difference in the definitions of fair value, but in practice there is diversity in the application of valuation techniques used for fair value under Japanese GAAP and IFRS. Therefore to meet the requirements of fair value under IFRS, adjustments have been made to the fair values under Japanese GAAP to reflect the spread between bid and asking prices, as well as credit risk adjustments for OTC derivatives. Certain guarantees under Japanese GAAP do not meet the definition of a financial guarantee under IFRS but meet that of a derivative. These guarantees are measured at fair value and the change in fair value is recognized in the consolidated income statement under IFRS.

3.	Investment securities

Under Japanese GAAP, certain financial assets classified as available-for-sale, such as unlisted stocks, are measured at cost. However, under IFRS available-for-sale financial assets (and financial assets at fair value through profit or loss) should be measured at fair value. The fair value of financial instruments where there is no quoted price in an active market is determined by using valuation techniques. In addition, the fair values of financial instruments under Japanese GAAP have been adjusted in order to meet the requirements of fair value under IFRS. For example, the last 1-month average of the closing transaction prices can be used for the fair value measurement of available-for-sale financial assets (listed stocks) under Japanese GAAP, whereas closing spot prices are used under IFRS. Additionally under IFRS, we classify certain hybrid instruments as financial assets at fair value through profit or loss as we are unable to measure the embedded derivative separately from its host contract although it is required to separate the embedded derivative from the host contract. Accordingly, the change in fair value of such hybrid instruments is recognized in profit or loss.

Under Japanese GAAP, we recognize impairment of available-for-sale equity instruments if the decline in fair value below the cost, less previously recognized impairment loss, is in general 50% or more. Under IFRS, we assess whether there is objective evidence that available-for-sale equity instruments are impaired, including a significant or prolonged decline in the fair value below cost and other qualitative impairment indicators.

4.	Loans and advances

Under Japanese GAAP, the reserve for possible loan losses for specifically identified significant loans is calculated by the DCF method which is based on the present value of reasonably estimated cash flows discounted at the original contractual interest rate of the loan. The reserve for possible loan losses for the remaining loans is collectively calculated using the historical loss experience, or individually calculated based on the estimated uncollectible amount considering the historical loss experience and the recoveries from collateral, guarantees and any other collectible cash flows. The historical loss experience for 1 year or 3 years, according to the obligor grade, is calculated basically based on the averaged historical results of at least the past three years. Under IFRS, the allowance for loan losses for individually significant impaired loans is calculated by the DCF method based on the best estimate of cash flows discounted at the original effective interest rate which differs from the calculation of the DCF method under Japanese GAAP. The scope of the loans that are subject to the DCF method under IFRS is wider than that under Japanese GAAP. The allowance for loan losses for the remaining loans is collectively calculated by homogeneous group using statistical methods based on the historical loss experience and incorporating the effect of the time value of money. A qualitative analysis based on related economic factors is then performed to reflect the current conditions at the end of the reporting period. The allowance for the non-impaired loan losses is calculated as the incurred but not yet identified (“IBNI”) losses for the period between the impairment occurring and the loss being identified, which are different from the expected losses under Japanese GAAP.

Under Japanese GAAP, loan origination fees and costs are generally recognized in the consolidated income statement as incurred. Under IFRS, loan origination fees and costs that are incremental and directly attributable to the origination of a loan are deferred and thus, included in the calculation of the effective interest rate.

Under Japanese GAAP, loan commitments are not recognized in the consolidated statement of financial position. Provision for the credit risk on these commitments is included as part of the reserve for possible loan losses. Under IFRS, loan commitments are not recognized in the consolidated statement of financial position and a provision for the expected losses to us in relation to the loan commitments is measured based on IAS 37 “Provisions, Contingent Liabilities and Contingent Assets.” Under Japanese GAAP, all guarantee contracts are accounted for by accruing both asset and liability accounts at the nominal guarantee amount. A provision for the credit risk of the guarantee is calculated using the same method as the reserve for possible loan losses and is included as part of it. Under IFRS, a financial guarantee contract is specifically defined in IAS 39 as a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of the debt instruments. Financial guarantees are initially recognized at fair value and subsequently measured at the higher of the amount determined in accordance with IAS 37 or the amount initially recognized (i.e., fair value) less, when appropriate, cumulative amortization recognized in accordance with IAS 18 “Revenue.”

5.	Investments in associates and joint ventures

Under Japanese GAAP, although goodwill related to investments in associates and joint ventures is included in the carrying amount of the investments, we are required to recognize and measure impairment losses only on goodwill separately from the investments if impairment indicators for the goodwill are identified. Under IFRS, for investments in associates and joint ventures, if we identify objective evidence of impairment, the entire carrying amount of the investment is tested for impairment since goodwill is not separately recognized on the initial acquisition of the investment. Additionally, the net profit of associates is adjusted for differences between Japanese GAAP and IFRS in accordance with our accounting policy prior to applying the equity method under IFRS.

6.	Property, plant and equipment

For certain assets that are depreciated using the declining balance method under Japanese GAAP, we apply the straight-line method of depreciation to those assets under IFRS as we consider that the straight-line method most closely reflects the expected pattern of consumption of the future economic benefits embodied in those assets. Additionally under IFRS, residual values of assets are reviewed at least at the end of each reporting period. After reviews of all categories of property, plant and equipment, the residual values of assets are considered to be zero under IFRS, whereas residual values are assigned to certain assets under Japanese GAAP.

7.	Lease accounting

We account for finance lease transactions without a transfer of ownership commencing before April 1, 2008 as operating leases under Japanese GAAP. However, such accounting treatment is not allowed under IFRS. Thus, we made certain adjustments for those transactions in order to comply with the accounting treatment under IFRS. From the fiscal year beginning after April 1, 2008, a new Japanese GAAP standard for lease accounting became effective, which removed the differences for finance leases (with or without a transfer of ownership) between Japanese GAAP and IFRS. Therefore, no adjustment is needed for finance lease transactions entered into after April 1, 2008.

8.	Defined benefit plans

Under Japanese GAAP, the present value of the defined benefit obligation is discounted by the rates based on the market yields of long-term Japanese government bonds. Additionally, the discount rates for the previous period can be used for the current reporting period, if the change in the present value of the defined benefit obligation caused by a change in the discount rates from the previous period to the current period is less than 10%. Under IFRS, the discount rates are determined by market yields on high quality corporate bonds at the end of each reporting period.
Under Japanese GAAP, the expected rates of return on plan assets for the previous period can be used for the current reporting period, unless the impact of the profit or loss for the current reporting period is considered to be significant. Under IFRS, the expected return on plan assets is required to be estimated at the beginning of every period based on market expectations for returns over the entire life of the related obligation.

Under Japanese GAAP, the actuarial gains and losses are amortized using the straight-line method. Under IFRS, we recognize actuarial gains and losses in excess of the greater of 10% of the fair value of plan assets and 10% of the present value of the defined benefit obligation over the employees’ expected average remaining working lives, in accordance with the corridor approach.

Under Japanese GAAP, past service costs are amortized using the straight-line method. Under IFRS, past service costs are recognized immediately in the consolidated income statement, unless the changes to the plan are conditional on the employees remaining in service for a specified period of time.

9.	Deferred tax assets

Under Japanese GAAP, pursuant to the practical guidelines issued by the Japanese Institute of Certified Public Accountants, we recognize deferred tax assets to the extent that the realization of the tax benefit is highly probable based on the schedule within the certain period (5 years for the Bank). Under IFRS, deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized without limiting the period over which the temporary difference can be utilized. For example, deferred tax assets for deductible temporary differences relating to impairments on loans and advances and investment securities which can not be utilized within the specified period are not recognized under Japanese GAAP, whereas they can be recognized under IFRS to the extent that it is probable that future taxable profit will be available.

10.	Foreign currency translation

Under Japanese GAAP, the income statement items of foreign operations are translated into Japanese yen, our presentation currency, using the (spot) closing rate, whereas under IFRS they are translated into the presentation currency using the exchange rate at the dates of the transactions or, if the exchange rates do not fluctuate significantly, at average exchange rates. In addition, under Japanese GAAP, certain foreign operations’ monetary items denominated in foreign currencies are translated into Japanese yen using the exchange rate at the end of the reporting date. However, under IFRS the monetary items for which settlement is neither planned nor likely to occur in the foreseeable future are translated using the exchange rates at the dates of initial transactions.

5.B.    LIQUIDITY AND CAPITAL RESOURCES

We consistently endeavor to enhance the management of our liquidity profile and strengthen our capital base to meet our customers’ loan requirements and deposit withdrawals and respond to unforeseen situations such as adverse movements in stock, foreign currency, interest rate and other markets, or changes in general domestic or international conditions such as those seen following the Lehman Brothers bankruptcy in September 2008.

Liquidity

We derive funding for our operations both from domestic and international sources. Our domestic funding is derived primarily from deposits placed with the Bank by its corporate and individual customers, and also from call money (inter-bank), bills sold (inter-bank promissory notes), repurchase agreements, and negotiable certificates of deposit issued by the Bank to its domestic and international customers. Our international sources of funds are principally from inter-bank deposits, funds raised in the international capital markets and loan financing. We closely monitor maturity gaps and foreign exchange exposure in order to manage our liquidity profile.

As shown in the following table, total deposits increased by ¥4,771,125 million, or 6%, from March 31, 2010 to ¥90,469,098 million as of March 31, 2011. The balance of deposits at March 31, 2011 exceeded the balance of loans and advances at the same time by ¥19,448,769 million due primarily to the stable deposit base in Japan. Our loan-to-deposit ratio (total loans and advances divided by total deposits) in the same period was 79%, which contributed greatly to the reduction of our liquidity risk. Our balances of large-denomination domestic yen time deposits are stable due to the historically high rollover rate of our corporate customers and individual depositors.

	At March 31,
	2011	2010
	(In millions)
Loans and advances	¥71,020,329	¥71,634,128
Deposits	90,469,098	85,697,973

We have invested the excess balance of deposits against loans and advances primarily in marketable securities and other highly liquid assets, such as Japanese government bonds. The Bank’s Treasury Unit actively monitors the movement of interest rates and maturity profile of its bond portfolio as part of the Bank’s overall risk management. The bonds can be used to enhance liquidity. When needed, they can be used as collateral for call money or other money market funding or short-term borrowings from the BOJ.

Secondary sources of liquidity included short-term debts, such as call money, bills sold, and commercial paper issued at an inter-bank or other wholesale markets. We also issue long-term debts, including both senior and subordinated debts, as additional sources of liquidity. With short- and long-term debts, we can diversify our funding sources and effectively manage our funding costs and to enhance our capital adequacy ratios when appropriate.

We source our funding in foreign currencies primarily from financial institutions, general corporations and institutional investors, through short- and long-term financing. Even if we encounter declines in our credit quality or that of Japan in the future, we expect to be able to purchase foreign currencies in sufficient amounts using the yen funds raised through our domestic customer base. As further measures to support our foreign currency liquidity, we hold foreign debt securities, maintain credit lines and swap facilities denominated in foreign currencies and pledge collateral to the U.S. Federal Reserve Bank to support future credit extensions.

We maintain management and control systems to support our ability to access liquidity on a stable and cost-effective basis.

We believe we are able to access such sources of liquidity on a stable and flexible basis by keeping credit ratings at a high level. The following table shows credit ratings assigned to SMFG by Standard & Poor’s, or S&P, and Fitch Ratings, or Fitch, at June 30, 2011:

At June 30, 2011
S&P			Fitch
Long-term	Outlook	Short-term	Long-term	Outlook	Short-term
A	S	A-1	A	S	F1

The following table shows credit ratings assigned to the Bank by S&P and Fitch at June 30, 2011:

At June 30, 2011
S&P			Fitch
Long-term	Outlook	Short-term	Long-term	Outlook	Short-term
A+	S	A-1	A	S	F1

We are assigned credit ratings by major domestic and international credit rating agencies. Credit ratings do not constitute recommendations to purchase, sell or hold a security, and rating agencies may review or indicate an intention to review ratings at any time. While the methodology and system of rating vary among rating agencies, credit ratings are generally based on information provided by us or independent sources, and can be influenced by credit ratings of Japanese government bonds and broader views of the Japanese financial system. Any downgrade in or withdrawal of these credit ratings, or any adverse change in these ratings relative to other financial institutions, could increase our borrowing costs, reduce our access to the capital markets and otherwise negatively affect our ability to raise funds, which in turn could have a negative impact on our liquidity position.

Capital Management

With regard to capital management, we rigidly abide by the capital adequacy guidelines set by the FSA. Japan’s capital adequacy guidelines are based on the Basel Capital Accord, which was proposed by the Basel Committee for uniform application to all banks which have international operations in industrialized countries. Japan’s capital adequacy guidelines are different from those of central banks or supervisions of other countries due to reflection of FSA’s design to suit the Japanese banking environment. The FSA capital adequacy guidelines mandate that Japanese banks and bank holding companies that have international operations maintain a minimum capital ratio of 8%.

Every figure for the Basel Capital Accord is calculated based on the financial statements prepared under Japanese GAAP.

The FSA capital adequacy guidelines permit Japanese banks to choose from the standardized approach, or the SA, the foundation IRB approach and the advanced IRB approach as to credit-risk, and the BIA, the standardized approach, or the TSA, and the AMA as to operational risk. To be eligible to adopt the foundation IRB approach or the advanced IRB approach as to credit risk, and the TSA or the AMA as to operational risk, a Japanese bank must establish an advanced risk management systems and must receive prior approval from the FSA.

We and the Bank had initially adopted the foundation IRB approach for measuring exposure to credit risk effective from March 31, 2007, but we have adopted the advanced IRB approach since March 31, 2009. We and the Bank had initially adopted the BIA for measuring exposure to operational risk, but we have adopted the AMA since March 31, 2008.

The table below presents our total qualifying capital, risk-weighted assets and risk-weighted capital ratios at March 31, 2011 and 2010:

	At March 31,
	2011	2010
	(In millions, except percentages)
Tier I capital:
Capital stock	¥2,337,895	¥2,337,895
Capital surplus	978,851	978,897
Retained earnings	1,776,433	1,451,945
Treasury stock	(171,760)	(124,061)
Minority interests	2,029,481	2,042,251
Cash dividends to be paid	(73,612)	(80,665)
Unrealized losses on other securities	—	—
Foreign currency translation adjustments	(122,889)	(101,650)
Stock acquisition rights	262	81
Goodwill and others	(394,343)	(398,709)
Gains on securitization transactions	(36,324)	(37,453)
Amount equivalent to 50% of expected losses in excess of qualifying reserves	—	(36,249)
Deductions of deferred tax assets(1)	—	—

Total Tier I capital	6,323,995	6,032,280

Tier II capital:
Unrealized gains on other securities after 55% discount	169,267	254,032
Land revaluation excess after 55% discount	35,739	37,033
General reserve for possible loan losses	100,023	69,371
Excess amount of provisions	21,742	—
Subordinated debt	2,210,184	2,203,415

Total Tier II capital	2,536,958	2,563,853

Deductions	(428,082)	(467,906)

Total qualifying capital	¥8,432,871	¥8,128,228

Risk-weighted assets:
On-balance sheet items	38,985,243	42,684,693
Off-balance sheet items	7,433,319	7,833,411
Market risk items	584,020	448,397
Operational risk	3,691,113	3,117,968

Total risk-weighted assets	¥50,693,696	¥54,084,471

Tier I risk-weighted capital ratio	12.47%	11.15%
Total risk-weighted capital ratio	16.63%	15.02%

(1)	The amount of net deferred tax assets was ¥624,219 million as of March 31, 2011 and ¥702,065 million as of March 31, 2010. Also, the upper limit of the inclusion of deferred tax assets into Tier I Capital was ¥1,264,799 million as of March 31, 2011 and ¥1,206,456 million as of March 31, 2010.
(2)	Amounts less than ¥1 million are omitted in the table. As a result, the totals in Japanese yen shown in the above table do not necessarily agree with the sum of the individual amounts.

The principal components of Tier I capital include capital stock, minority interests in consolidated subsidiaries and retained earnings under Japanese GAAP.

Minority interests in consolidated subsidiaries consist primarily of preferred securities issued to third-party investors by offshore funding vehicles. The proceeds from these issuances contribute to Tier I capital. As the amount of these transactions that may be counted as Tier I capital is constrained by the amount of other Tier I capital and the outstanding amount of other similar transactions at the time of issuance, our ability to raise additional regulatory capital in this manner could be constrained in the future. As of March 31, 2011, the minority interests in consolidated subsidiaries within our Tier I capital attributable to these preferred securities was ¥1,594 billion. These preferred securities are redeemable at the option of the issuer on, and on specified dates after, the initial optional redemption date, subject to the prior approval of the FSA. The following table shows the issue date, the aggregate issue amounts and the initial optional redemption dates for the preferred securities included within our Tier I capital as of March 31, 2011.

	Issue date	Aggregate issue amount	Redemption at the option of issuer(1)	Type
	(In billions of yen or millions of dollars or pounds)
Issued by SMFG’s subsidiaries:
SMFG Preferred Capital USD 1 Limited(2)	Dec. 2006	$1,650.0	Jan. 2017	Step-up
SMFG Preferred Capital GBP 1 Limited(2)	Dec. 2006	£500.0	Jan. 2017	Step-up
SMFG Preferred Capital JPY 1 Limited	Feb. 2008	¥135.0	Jan. 2018	Non step-up
SMFG Preferred Capital USD 2 Limited	May 2008	$1,800.0	Jul. 2013	Non step-up
SMFG Preferred Capital USD 3 Limited	Jul. 2008	$1,350.0	Jul. 2018	Step-up
SMFG Preferred Capital GBP 2 Limited	Jul. 2008	£250.0	Jan. 2029	Step-up
SMFG Preferred Capital JPY 2 Limited	Dec. 2008 – Jan. 2009	¥698.9	Jan. 2014	Step-up / Non step-up
Series A	Dec. 2008	¥113.0	Jan. 2019	Step-up
Series B	Dec. 2008	¥140.0	Jul. 2019	Non step-up
Series C	Dec. 2008	¥140.0	Jan. 2016	Non step-up
Series D	Dec. 2008	¥145.2	Jan. 2014	Non step-up
Series E	Jan. 2009	¥33.0	Jul. 2019	Non step-up
Series F	Jan. 2009	¥2.0	Jan. 2016	Non step-up
Series G	Jan. 2009	¥125.7	Jan. 2014	Non step-up
SMFG Preferred Capital JPY 3 Limited	Sep. – Oct. 2009	¥388.0	Jan. 2015	Step-up / Non step-up
Series A	Sep. 2009	¥99.0	Jan. 2020	Step-up
Series B	Sep. 2009	¥164.5	Jan. 2020	Non step-up
Series C	Sep. 2009	¥79.5	Jan. 2015	Non step-up
Series D	Oct. 2009	¥45.0	Jan. 2015	Non step-up
Issued by a subsidiary of Kansai Urban Banking Corporation:
KUBC Preferred Capital Cayman Limited	Jan. 2007	¥12.5	Jul. 2012	Step-up

(1)	Subject to the prior approval of the FSA. Preferred securities are redeemable at any dividend payment date on and after a specific month and the month shown in this column is such a specific month of each preferred security.
(2)	On February 9, 2010, SMFG Preferred Capital USD 1 Limited and SMFG Preferred Capital GBP 1 Limited completed tender offers for their respective preferred securities. Following the completion of the tender offers, SMFG Preferred Capital USD 1 Limited has $649.1 million preferred securities outstanding and SMFG Preferred Capital GBP 1 Limited has £73.6 million preferred securities outstanding as of March 31, 2011.

The principal components of Tier II capital include subordinated debt securities, consisting of both perpetual subordinated debt and dated subordinated debt securities, together with unrealized gains on other securities. Tier II capital is subject to the limitation that it cannot exceed the amount of Tier I capital in connection with the calculation of capital ratios.

As of March 31, 2011, our total Tier I capital was ¥6,324 billion, total Tier II capital was ¥2,537 billion and total qualifying capital was ¥8,433 billion. Our total risk-weighted assets as of March 31, 2011 were ¥50,694 billion.

Our consolidated Tier I risk-weighted capital ratio was 12.47% as of March 31, 2011, compared to 11.15% as of March 31, 2010. Our consolidated total risk-weighted capital ratio was 16.63% as of March 31, 2011, compared to 15.02% as of March 31, 2010.

Our capital position and the Bank’s capital position depend in part on the fair market value of our investment securities portfolio, since 45% of unrealized gains are counted as Tier II capital, while unrealized losses reduce net assets and Tier I capital. Prices for the common stocks of publicly traded Japanese companies have been extraordinarily volatile in recent periods. As of March 31, 2011, our other securities (including money held in trust) with a readily ascertainable market value included unrealized gains, of which ¥169 billion appeared in our net assets. Substantial declines in the Japanese stock markets may aggravate the negative effect on our capital position and on the capital position of the Bank. However, in November 2008, the FSA introduced revised capital adequacy guidelines under which a bank (including a bank holding company) with international operations may, through the fiscal year ending March 31, 2012, omit from its Tier I capital unrealized losses and from its Tier II capital unrealized gains on yen-denominated Japanese government bonds and certain other securities. If we choose to apply the new treatment method with respect to unrealized gains and losses, we would not be permitted to use the current treatment method again until the expiration of the special treatment period. We chose not to apply these new relaxed requirements for the fiscal year ended March 31, 2011 and we do not expect to apply them going forward.

Under guidelines issued by the JICPA, a company will lose its ability to recognize deferred tax assets if, in principle, it has substantial amounts of negative annual taxable income for each of three consecutive years or more and is expected to have significant negative taxable income in the following fiscal year.

Because the Bank has a taxable reserve for loan losses and other items, its taxable income can differ significantly from income calculated under Japanese GAAP. Our capital ratio would be negatively affected if we were unable to recognize our deferred tax assets.

The calculation of net deferred tax assets of certain companies under Japanese GAAP is based on taxable income projections for five years, multiplied by the applicable effective tax rates. These projections are based on a reasonable tax planning strategy as authorized by our management. These calculations require us to make estimates and certain assumptions. The results of these calculations may also differ from corresponding calculations made under U.S. or European regulations.

Set forth below is a table of risk-weighted capital ratios of the Bank as of the dates shown, on a consolidated and nonconsolidated basis.

	At March 31,
	2011	2010
The Bank’s Consolidated capital ratios:
Tier I risk-weighted capital ratio	14.25%	12.33%
Total risk-weighted capital ratio	19.16%	16.68%
The Bank’s Nonconsolidated capital ratios:
Tier I risk-weighted capital ratio	16.31%	13.75%
Total risk-weighted capital ratio	21.45%	18.28%

Our securities subsidiaries in Japan, SMBC Nikko Securities and SMBC Friend Securities, are also subject to capital adequacy requirements under the FIEA described in “Item 4. Regulation—Capital Adequacy.” As of March 31, 2011, the capital adequacy ratio is 520.0% for SMBC Nikko Securities and 1,196.0% for SMBC Friend Securities, and sufficiently above 140%, below which level they would be required to file daily reports with the Commissioner of the FSA.

5.C.    RESEARCH, DEVELOPMENT, PATENTS AND LICENSES

We did not conduct any significant research and development activities in the fiscal year ended March 31, 2011. However, there are certain research and development activities conducted by subsidiaries in charge of systems development and information processing for our information system infrastructure.

5.D.    TREND INFORMATION

Our trend information is contained elsewhere in this annual report, including but not limited to “Item 4.B. Business Overview,” and “—A. Operating Results,” and “—B. Liquidity and Capital Resources” in this Item.

5.E.    OFF-BALANCE SHEET ARRANGEMENTS

Loan Commitments and Financial Guarantees and Other Credit Related Contingent Liabilities

To meet our customers’ financing needs, we engage in various types of off-balance sheet arrangements in the ordinary course of business. Our arrangements include loan commitments, financial guarantees and other credit related contingent liabilities. Loan commitment contracts on overdrafts and loans are agreements to lend to customers, up to a prescribed amount, as long as there is no violation of any condition established in the contracts. Financial guarantees are contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due, in accordance with the terms of the debt instrument. Other credit related contingent liabilities include performance bonds, which are contracts that provide compensation if another party fails to perform the contractual obligation.

The table below shows the nominal amounts of undrawn loan commitments, and financial guarantees and other credit related contingent liabilities at March 31, 2011 and 2010:

	At March 31,
	2011	2010
	(In millions)
Loan commitments	¥42,743,780	¥38,824,755
Financial guarantees and other credit-related contingent liabilities	4,810,931	3,625,323

Total	¥47,554,711	¥42,450,078

The nominal amounts of these off-balance sheet instruments generally represent the maximum potential amounts of future payments without consideration of possible recoveries under recourse provisions or from collateral held. For example, since many of these loan commitments are expected to expire without being drawn upon, the total amount of unused commitments does not necessarily represent actual future cash flow requirements. Many of these loan commitments include clauses under which we can reject an application from customers or reduce the contract amounts in the event that economic conditions change, we need to secure claims, or other events occur. In addition, we may request the customers to pledge collateral such as premises and securities at the time of the contracts, and take necessary measures such as monitoring customers’ financial positions, revising contracts when need arises and securing claims after the contracts are made. We regularly review the credit quality of the customer based on our risk management system as set forth in “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk” and Note 45 “Financial Risk Management” to our consolidated financial statements.

Some of the Group’s off-balance sheet arrangements are related to activities of SPEs. Such arrangements include the following types of SPEs.

Special Purpose Entities

During the normal course of business, we become a party to numerous transactions involving entities commonly referred to as SPEs. These SPEs are primarily used to provide us and our clients with efficient access to funds or investment opportunities, through methods known as structured financing or collective investment schemes. In structured financing, SPEs generally purchase a pool of financial assets including, among others, trade accounts receivable, corporate and retail loans and lease receivables. SPEs fund the purchase by issuing various financial instruments including, among others, commercial paper, asset-backed notes, loans and trust beneficial interests. In some cases subordination is established among the instruments issued by an SPE to turn a single pool of homogeneous assets into multiple instruments with different risk characteristics so that the investment risk and return profile meets the investors’ needs. Certain of these transactions utilize derivative financial instruments to synthetically create an asset whose risk and return is referenced to a targeted asset. In collective investment schemes, an SPE is established as a financing vehicle to raise funds from investors by issuing instruments primarily in the form of trust beneficiary interests, unit trusts, limited partnership interests or shares of investment companies. We may hold a trust beneficiary interest, unit trust, general partner interest, limited partner interest, debt financing or a combination of them.

We have participation in SPEs that are established by us as well as those established by third parties. We consolidate certain SPEs based on the nature of our involvement, while others remain outside of our consolidation group. Consolidation of an SPE is assessed based on whether our relationship with an SPE indicates substantial control by us. The potential indicators of control are set out below:

•	the activities of the SPE are being conducted on our behalf according to our specific business needs so that we obtain benefits from the SPE’s operation;

•	we have the decision-making powers to obtain the majority of the benefits of the activities of the SPE or, by setting up a “autopilot” mechanism, we have delegated its decision making powers;

•	we have rights to obtain the majority of the benefits of the SPE and therefore may be exposed to risks incidental to the activities of the SPE; or

•	we retain the majority of the residual or ownership risks related to the SPE or its assets in order to obtain benefits from its activities.

The consolidation assessment is performed when we have initial involvement with an SPE. Consolidation is reassessed whenever circumstances change and indicate that there has been a change in a control relationship between an SPE and parties involved.

To the extent SPEs are consolidated by us, the assets and liabilities held by SPEs are included in our consolidated statement of financial position. Parties involved in an SPE generally have recourse only to the assets held by an SPE, except where we provide a guarantee, which may take a form of committed liquidity support. Our involvement with nonconsolidated SPEs includes loans and advances and investments in securities, which are included in our consolidated statement of financial position, and off-balance sheet arrangements, including commitments and guarantees. In such cases, we only have recourse against the assets held by nonconsolidated SPEs except where other parties provide some sort of guarantee to the instruments.

Multi-seller Conduits (Consolidated)

We manage and administer several multi-seller conduits. The conduits purchase financial assets, primarily trade accounts receivables, lease receivables and corporate loans by issuing short-term instruments such as commercial paper and providing asset-backed loans. The short-term instruments issued by the conduits are primarily held by third-party investors whereas we provide most of the asset-backed loans to the conduits. Except for certain limited cases, we provide liquidity and credit support to the conduits, which allows the conduits to draw funds from us whenever a cash shortage arises. We consolidate the above mentioned conduits, to which we provide loans or liquidity and credit support, since we retain the significant risk of the conduits.

At March 31, 2011 and 2010, the consolidated conduits had total assets of ¥2,565,677 million and ¥2,319,681 million, respectively. The minimum credit rating for these assets is BBB-. The weighted average life of the assets held in the conduits is 5.2 months. The weighted average life of the commercial paper issued by these conduits is 1.3 months. The total notional amount of the liquidity and credit support at March 31, 2011 and 2010 was ¥536,506 million and ¥477,646 million, respectively. All of the liquidity and credit support was undrawn at March 31, 2011 and 2010.

In order to manage risk, we have established internal credit assessment policies and procedures in relation to the asset-backed financing programs described above and which require, where necessary, certain credit enhancement from the originators (clients) of the assets to contain the risk to the level deemed appropriate. The notional amount of the liquidity and credit support represents the theoretical maximum amount of loss we could incur and does not reflect the likelihood of such loss ever materializing. We believe that our risk through the liquidity and credit support has been appropriately managed and monitored, and does not represent significant risk to our business.

The following tables summarize selected information related to consolidated multi-seller conduits categorized by the statement of financial position items at March 31, 2011 and 2010:

	At March 31, 2011
	Conduits- domestic	Conduits- overseas (North America)	Total
	(In millions)
Loans and advances:
Corporations	¥2,327,240	¥128,731	¥2,455,971
Financial institutions	—	12,473	12,473
Consumer	—	53,477	53,477

Total loans and advances	2,327,240	194,681	2,521,921

Other assets	39,028	4,728	43,756

Total assets	¥2,366,268	¥199,409	¥2,565,677

	At March 31, 2010
	Conduits- domestic	Conduits- overseas (North America)	Total
	(In millions)
Loans and advances:
Corporations	¥2,127,549	¥105,081	¥2,232,630
Financial institutions	—	17,680	17,680
Consumer	—	15,801	15,801

Total loans and advances	2,127,549	138,562	2,266,111

Other assets	52,655	915	53,570

Total assets	¥2,180,204	¥139,477	¥2,319,681

The following tables summarize selected information related to consolidated multi-seller conduits categorized by the funding structure at March 31, 2011 and 2010:

	At March 31, 2011
	Total Conduits- domestic	Provided by SMFG	Total Conduits- overseas	Provided by SMFG
	(In millions)
Commercial paper	¥300,120	¥—	¥198,897	¥—
Term loans	1,765,774	1,765,774	—	—
Other	296,928	—	—	—

Total	¥2,362,822	¥1,765,774	¥198,897	¥—

	At March 31, 2010
	Total Conduits- domestic	Provided by SMFG	Total Conduits- overseas	Provided by SMFG
	(In millions)
Commercial paper	¥228,530	¥—	¥134,144	¥—
Term loans	1,669,934	1,669,934	4,596	4,596
Other	278,975	—	—	—

Total	¥2,177,439	¥1,669,934	¥138,740	¥4,596

Securitizations of Our Loan Portfolio (Consolidated)

We use SPEs to securitize residential mortgage, corporate loans, credit card receivables and lease receivables that we have originated, mainly in order to diversify our sources of funding for asset origination and to improve capital efficiency. In such cases, the residential mortgage, corporate loans, credit card receivables and lease receivables are transferred by us to the SPEs for cash, and the SPEs issue debt securities to investors. Retained interests in the financial assets are mainly in the form of subordinated tranches as well as some senior tranches. We consolidate such SPEs where we take all or a majority of the residual risks and rewards by retaining the subordinated tranches. Credit enhancements to the underlying assets provided by us may be used to obtain investment grade ratings on the senior debt issued by the SPEs.

The following table shows the carrying amount of assets in consolidated SPEs:

	At March 31,
	2011	2010
	(In millions)
Loans and advances:
Residential mortgage	¥1,506,644	¥1,629,361
Corporate loans	113,936	120,299
Credit card receivables	327,316	151,665
Lease receivables	45,046	77,833

Total	¥1,992,942	¥1,979,158

Real Estate Investment Vehicles (Nonconsolidated)

We are involved with investment vehicles that typically take the form of a limited partnership or SPE that are used to raise funds in connection with real estate development or acquisition of existing real estate properties. We provide the vehicles with debt financing, partnership or equity interests (which are subordinate to debt financing), or both. The funds raised by the vehicles usually have recourse only to the assets held by them, except in certain cases where the providers of funds have recourse to the original owners of the assets or real estate developers through guarantees. None of our investments in these vehicles is significant in relation to the total funds raised by them, and consequently they are not considered to be our subsidiaries as we do not control them in substance. As of March 31, 2011 and 2010, our investments in these vehicles amounted to ¥71,077 million and ¥67,163 million, respectively. With respect to the vehicles that have been established to acquire existing real estate properties, we have entered into commitments to provide funds up to specified amounts. Such commitments amounted to ¥71,658 million and ¥68,201 million as at March 31, 2011 and 2010, respectively. Of these amounts, ¥581 million and ¥1,038 million remained undrawn as at March 31, 2011 and 2010, respectively.

Private-equity Investment Funds (Nonconsolidated)

We have investments in private-equity investment funds that primarily invest in unlisted companies, engaging in various businesses across different industries. In addition to that, we have some investments in mezzanine funds, infrastructure funds, and distressed debt funds. We only hold limited partner interests in these funds. These funds are not considered to be our subsidiaries since general partners control them.

As at March 31, 2011 and 2010, the capital call commitments to these limited partnership funds entered into by us amounted to ¥338,402 million and ¥420,519 million, of which ¥111,883 million and ¥128,251 million remained undrawn, respectively. While the commitments are irrevocable, we believe that we do not have significant risk to meet the capital call commitments and the risks associated with the investments have been adequately controlled and managed.

5.F.    TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

In the normal course of business, we enter into contractual obligations that require future cash payments. The following table sets forth a summary of our contractual cash obligations as of March 31, 2011:

	At March 31, 2011
	Due in one year or less	Due from one year to three years	Due from three years to five years	Due after five years	Total(1)
	(In millions)
Time deposits	¥21,720,675	¥3,882,181	¥718,437	¥570,185	¥26,891,478
Negotiable certificate of deposits	8,197,688	166,750	1,885	—	8,366,323
Borrowings	9,171,056	1,081,747	712,355	1,517,316	12,482,474
Debt securities in issue	2,308,152	780,611	879,728	1,926,619	5,895,110
Capital (finance) lease obligation	23,238	27,354	11,240	6,215	68,047
Operating lease obligation	34,805	53,288	38,250	175,511	301,854
Purchase obligation(2)	29,876	7,264	2,369	99	39,608

Total	¥41,485,490	¥5,999,195	¥2,364,264	¥4,195,945	¥54,044,894

(1)	The amount of interest on debt instruments is not included in the maturity table above due to its insignificance.
(2)	Purchase obligation in above table includes the contractual commitments to purchase goods or services of construction and information technology that are binding on us for the payment of more than ¥100 million.

5.G.    SAFE HARBOR

See the discussion under “Cautionary Statement Regarding Forward-Looking Statements.”

Item 6.	Directors, Senior Management and Employees

6.A.    DIRECTORS AND SENIOR MANAGEMENT

Directors, Senior Management and Corporate Auditors

Under our corporate governance system, our board of directors is responsible for supervising the business operations of the SMFG Group as a whole, and has established four board committees to enhance the effectiveness of governance by our board of directors in exercising its management responsibilities. Those committees are:

•	the risk management committee;

•	the auditing committee;

•	the compensation committee; and

•	the nominating committee.

For more information, see “Item 6.C. Board Practices.”

Our board of directors is comprised of twelve directors, three of whom are outside directors as defined under the Companies Act, and our board of corporate auditors is comprised of six corporate auditors, three of whom are outside corporate auditors as defined under the Companies Act.

As of June 30, 2011, the following persons held the indicated positions with us:

Name (Date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
Masayuki Oku (December 2, 1944)	Chairman of the Board and Director of the Company	April 1968	Joined Sumitomo Bank	At the close of the annual general meeting of shareholders to be held for the fiscal year ended March 31, 2013.
		June 1994	Director of Sumitomo Bank
		November 1998	Managing Director of Sumitomo Bank
		June 1999	Managing Director and Managing Executive Officer of Sumitomo Bank
		January 2001	Senior Managing Director and Senior Managing Executive Officer of Sumitomo Bank
		April 2001	Senior Managing Director and Senior Managing Executive Officer of the Bank
		December 2002	Resigned as Director of the Bank
		December 2002	Senior Managing Director of the Company
		June 2003	Retired as Director of the Company Deputy President and Executive Officer of the Bank
		June 2005	Chairman of the Board of the Company (to present) President and Chief Executive Officer of the Bank
		April 2011	Resigned as Director of the Bank

Koichi Miyata (November 16, 1953)	President and Representative Director of the Company Director of the Bank	April 1976	Joined Mitsui Bank	At the close of the annual general meeting of shareholders to be held for the fiscal year ended March 31, 2012.
		June 2003	Executive Officer of the Bank
		October 2006	Managing Executive Officer of the Bank
		April 2009	Director and Senior Managing Executive Officer of the Bank
		April 2010	Senior Managing Executive Officer of the Company
		June 2010	Director of the Company
		April 2011	Director and President of the Company (to present) Director of the Bank (to present)

Takeshi Kunibe (March 8, 1954)	Director of the Company President and Chief Executive Officer of the Bank	April 1976	Joined Sumitomo Bank	At the close of the annual general meeting of shareholders to be held for the fiscal year ended March 31, 2013.
		June 2003	Executive Officer of the Bank
		April 2004	General Manager of Corporate Planning Department of the Company
		October 2006	Managing Executive Officer of the Bank
		April 2007	Managing Executive Officer of the Company
		June 2007	Director of the Company (to present)
		April 2009	Director and Senior Managing Executive Officer of the Bank
		April 2011	President and Chief Executive Officer of the Bank (to present)

Name (Date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
Tetsuya Kubo (September 24, 1953)

Representative Director of the Company

Officer in Charge of Public Relations Department, Corporate Planning Department, Financial Accounting Department, and Subsidiaries & Affiliates Department

Director and Deputy President of the Bank

		April 1976	Joined Sumitomo Bank	At the close of the annual general meeting of shareholders to be held for the fiscal year ended March 31, 2013.
		June 2003	Executive Officer of the Bank
		July 2006	Managing Executive Officer of the Bank
		April 2008	Managing Executive Officer of the Company
		April 2009	Senior Managing Executive Officer of the Company Director and Senior Managing Executive Officer of the Bank
		April 2011	Deputy President of the Company Director and Deputy President of the Bank (to present)
		June 2011	Director of the Company (to present)
Satoru Nakanishi (August 31, 1953)	Representative Director of the Company Officer in charge of Consumer Business Planning Department Director and Deputy President of the Bank	April 1976	Joined Mitsui Bank	At the close of the annual general meeting of shareholders to be held for the fiscal year ended March 31, 2013.
		April 2004	Executive Officer of the Bank
		April 2006	Managing Executive Officer of the Bank
		April 2009	Senior Managing Executive Officer of the Company Director and Senior Managing Executive Officer of the Bank
		June 2009	Director of the Company (to present)
		April 2011	Director and Deputy President of the Bank (to present)
Kazuya Jono (December 10, 1954)	Director of the Company Officer in charge of Corporate Risk Management Department Director and Senior Managing Executive Officer of the Bank	April 1977	Joined Mitsui Bank	At the close of the annual general meeting of shareholders to be held for the fiscal year ended March 31, 2013.
		June 2005	Executive Officer of the Bank
		April 2007	Managing Executive Officer of the Bank
		April 2009	Managing Executive Officer of the Company
		April 2010	Senior Managing Executive Officer of the Company Director and Senior Managing Executive Officer of the Bank, commissioned as Head of Private Advisory Department.
		April 2011	Director and Senior Managing Executive Officer of the Bank (to present)
		June 2011	Director of the Company (to present)
Koichi Danno (July 27, 1954)	Director of the Company Officer in Charge of Audit Department Director and Senior Managing Executive Officer of the Bank	April 1978	Joined Mitsui Bank	At the close of the annual general meeting of shareholders to be held for the fiscal year ended March 31, 2013.
		April 2004	Executive Officer of the Bank
		April 2008	Managing Executive Officer of the Bank
		April 2011	Senior Managing Executive Officer of the Company Director and Senior Managing Executive Officer of the Bank (to present)

		June 2011	Director of the Company (to present)

Name (Date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
Yujiro Ito (August 3, 1955)	Director of the Company Officer in charge of General Affairs Department and Human Resources Department Director and Managing Executive Officer of the Bank	April 1979	Joined Sumitomo Bank	At the close of the annual general meeting of shareholders to be held for the fiscal year ended March 31, 2013.
		June 2003	General Manager of General Affairs Department of the Company
		June 2005	Executive Officer of the Bank
		April 2009	Managing Executive Officer of the Bank
		April 2011	Managing Executive Officer of the Company Director and Managing Executive Officer of the Bank (to present)
		June 2011	Director of the Company (to present)
Masahiro Fuchizaki (April 8, 1956)	Director of the Company Officer in charge of IT Planning Department Managing Executive Officer of the Bank	April 1979	Joined Sumitomo Bank	At the close of the annual general meeting of shareholders to be held for the fiscal year ended March 31, 2013.
		June 2005	Deputy General Manager of General Affairs Department of the Company General Manager of Operations Planning Department of the Bank
		April 2007	Executive Officer of the Bank
		April 2009	Retired as Executive Officer of the Bank
		May 2009	Advisor of JSOL Corporation
		June 2009	Director and Senior Managing Executive Director of JSOL Corporation
		March 2010	Resigned as Director of JSOL Corporation
		April 2010	Managing Executive Officer of the Bank (to present)
		April 2011	Managing Executive Officer of the Company
		June 2011	Director of the Company (to present)
Shigeru Iwamoto(1) (March 31, 1941)	Director of the Company Director of the Bank	December 1965	Joined Syuji Ozawa Certified Public Accountant Office	At the close of the annual general meeting of shareholders to be held for the fiscal year ended March 31, 2013.
		October 1971	Joined Asahi Accounting Company (currently, KPMG AZSA LLC)
		March 1976	Registered as a certified public accountant (to present)
		July 1992	Representative Partner of ASAHI SHINWA & Co. (currently, KPMG AZSA LLC)
		October 1993	Representative Partner of Asahi & Co. (currently, KPMG AZSA LLC)
		May 1999	President of Asahi & Co.
		January 2004	President of KPMG AZSA (currently, KPMG AZSA LLC)
		May 2004	Chairman of KPMG AZSA
		June 2005	Retired from KPMG AZSA
		June 2009	Director of the Company (to present) Director of the Bank (to present)

Name (Date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
Yoshinori Yokoyama(1) (September 16, 1942)	Director of the Company Director of the Bank Director of ORIX Corporation	April 1966	Joined Mayekawa Associates, Architects & Engineers	At the close of the annual general meeting of shareholders to be held for the fiscal year ended March 31, 2012.
		September 1973	Joined Davis Brody & Associates
		September 1975	Joined McKinsey & Company, Inc.
		July 1987	Director (Senior Partner) of McKinsey & Company, Inc.
		June 2002	Retired from McKinsey & Company, Inc.
		June 2002	Director of ORIX Corporation (to present)
		April 2003	Corporate Auditor of Industrial Revitalization Corporation of Japan
		June 2006	Director of the Company (to present) Director of the Bank (to present)

Kuniaki Nomura(1) (June 13, 1945)	Director of the Company Director of the Bank	April 1970	Registered as an attorney at law (to present)	At the close of the annual general meeting of shareholders to be held for the fiscal year ended March 31, 2013.
Attorney at law at Yanagida Law Office (currently, Yanagida & Partners)
		June 2009	Director of the Company (to present)
Director of the Bank (to present)
Attorney at law at Nomura Law Office (to present)

Jun Mizoguchi (March 19, 1954)	Corporate Auditor of the Company Corporate Auditor of the Bank	April 1976	Joined Sumitomo Bank	At the close of the annual general meeting of shareholders to be held for the fiscal year ended March 31, 2015.
		April 2004	Executive Officer of the Bank
		April 2007	Managing Executive Officer of the Bank
		April 2010	Senior Managing Executive Officer of the Bank
		June 2011	Corporate Auditor of the Company (to present)
Corporate Auditor of the Bank (to present)

Yoji Yamaguchi (June 14, 1955)	Corporate Auditor of the Company	April 1978	Joined Mitsui Bank	At the close of the annual general meeting of shareholders to be held for the fiscal year ended March 31, 2012.
		April 2006	Co-General Manager of General Affairs Department of the Company General Manager of Administrative Department of the Bank
		April 2008	Senior Manager of Head Office of the Bank
		June 2008	Corporate Auditor of the Company (to present)

Name (Date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
Shin Kawaguchi (August 26, 1956)	Corporate Auditor of the Company	April 1980	Joined Sumitomo Bank	At the close of the annual general meeting of shareholders to be held for the fiscal year ended March 31, 2015.
		April 2005	General Manager of Denentyofu Block Consumer Business Office of the Bank
		April 2007	General Manager of Tobu Ikebukuro Block Consumer Business Office of the Bank
		April 2009	Deputy General Manager of Corporate Planning Department of the Company
General Manager of Quality Management Department of the Bank

		April 2010	Senior General Manager of Quality Management Department of the Bank

		April 2011	Senior Manager of Head Office of the Bank

		June 2011	Corporate Auditor of the Company (to present)
Hiroshi Araki(2) (April 18, 1931)	Corporate Auditor of the Company Corporate Auditor of the Bank Shayu (Advisory fellow) of the Tokyo Electric Power Company, Incorporated	April 1954	Joined the Tokyo Electric Power Company, Incorporated	At the close of the annual general meeting of shareholders to be held for the fiscal year ended March 31, 2012.
		June 1993	Director and President of the Tokyo Electric Power Company, Incorporated
		June 1999	Chairman of the Board of the Tokyo Electric Power Company, Incorporated
		September 2002	Advisor of the Tokyo Electric Power Company, Incorporated
		June 2004	Corporate Auditor of the Company (to present)
		June 2006	Corporate Auditor of the Bank (to present)
		April 2011	Resigned as Advisor of the Tokyo Electric Power Company, Incorporated
		May 2011	Shayu (Advisory fellow) of the Tokyo Electric Power Company, Incorporated (to present)
Ikuo Uno(2) (January 4, 1935)	Corporate Auditor of the Company Corporate Auditor of the Bank Director and Executive Advisor to the Board of Nippon Life Insurance Company	March 1959	Joined Nippon Life Insurance Company	At the close of the annual general meeting of shareholders to be held for the fiscal year ended March 31, 2013.
		April 1997	President of Nippon Life Insurance Company
		April 2005	Chairman of the Board and Representative Director of Nippon Life Insurance Company
		June 2005	Corporate Auditor of the Company (to present)
		June 2006	Corporate Auditor of the Bank (to present)

		April 2011	Director and Executive Advisor to the Board of Nippon Life Insurance Company (to present)

Name (Date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
Satoshi Itoh(2) (July 25, 1942)	Corporate Auditor of the Company Corporate Auditor of the Bank	January 1967	Joined Tokyo Office of Arthur Andersen & Co.	At the close of the annual general meeting of shareholders to be held for the fiscal year ended March 31, 2013.
		December 1970	Registered as a certified public accountant (to present)
		September 1978	Partner of Arthur Andersen & Co.
		October 1993	Representative Partner of Asahi & Co. (currently, KPMG AZSA LLC)
		August 2001	Retired from Arthur Andersen & Co. Retired from Asahi & Co.
		April 2002	Special Professor at Chuo University Graduate School of International Accounting
		March 2007	Retired as Special Professor from Chuo University Graduate School of International Accounting
		June 2009	Corporate Auditor of the Company (to present) Corporate Auditor of the Bank (to present)

(1)	Messrs. Iwamoto, Yokoyama and Nomura satisfy the requirements for an “outside director” under the Companies Act.
(2)	Messrs. Araki, Uno and Itoh satisfy the requirements for an “outside corporate auditor” under the Companies Act.

For more information, please see “Item 6.C. Board Practices.”

Familial Relationships

There are no familial relationships between any of the directors and corporate auditors listed above.

Arrangements and Understandings

There is no arrangement or understanding with any major shareholder, customer, supplier or other party, pursuant to which any of the directors and corporate auditors listed above were selected as a director or member of corporate auditors.

6.B.    COMPENSATION

The aggregate amounts of compensation paid by us and the Bank during the fiscal year ended March 31, 2011 to our directors and to our corporate auditors excluding the payment of retirement benefits were ¥706 million and ¥172 million, respectively.

The following table sets forth the details of individual compensation, disclosed pursuant to the provision of FIEA and related ordinance, by SMFG and its subsidiaries in amounts equal to or exceeding ¥100 million during the fiscal year ended March 31, 2011:

			Compensation
Director	Aggregate amount	Paid by	Annual Salary	Stock option	Bonus	Retirement Benefits
	(In millions)
Masayuki Oku	¥131	SMFG	¥42	¥4	¥16	¥2
		SMBC	42	4	16	2
Teisuke Kitayama	¥131	SMFG	¥42	¥4	¥16	¥2
		SMBC	42	4	16	2

The amount of obligations set aside for the payment of retirement benefits during the fiscal year ended March 31, 2011 for our corporate directors and auditors were ¥16 million and ¥5 million, respectively.

Compensation for our directors, including bonuses, retirement benefits and incentive stock options, must be approved at our general meeting of shareholders, unless otherwise provided in our articles of incorporation. The shareholders’ approval may specify the upper limit of the aggregate amount of compensation or calculation methods, but if compensation includes benefits in kind, the shareholders’ approval must include the description of such benefits. Similarly, compensation to our corporate auditors must be approved by our shareholders at our general meeting of shareholders unless otherwise specified in our articles of incorporation. Our articles of incorporation currently do not have such provisions with respect to compensation for directors and corporate auditors.

Compensation for an individual director and corporate auditor is determined by our board of directors and by consultation among our corporate auditors, respectively, in accordance with our internal rules and our standard practice of approval at our general meeting of shareholders. To ensure objectivity in the process of determining such compensation, bonus and stock options to our board of directors and the board of directors of the Bank, we have formed a compensation committee in which an outside director serves as the chairman of the committee.

In the fiscal year ended March 31, 2003, we granted stock options for certain directors and employees. In addition, in June 2010, a shareholders resolution was passed at the general meeting of shareholders to introduce a stock option compensation program to certain directors and corporate auditors in connection with the abolition of their retirement benefit program. Following such resolution, we granted stock options for certain directors, corporate auditors and executive officers of the Company and the Bank on August 13, 2010. For additional information, see “Item 6.E. Share Ownership” or Note 40 “Share Based Payment” to our consolidated financial statements.

6.C.    BOARD PRACTICES

General

The Companies Act permits two types of governance systems for large public companies. The first system is for companies with committees (i.e., audit, nomination and compensation committees), and the other is for companies with a board of corporate auditors. We employ the board of corporate auditors governance system. Pursuant to Article 4 of our articles of incorporation, we maintain a corporate governance system consisting of a general meeting of shareholders, individual directors, a board of directors, individual corporate auditors, a board of corporate auditors and an accounting auditor as its primary components.

Our articles of incorporation provide for a board of directors of not less than three. We currently have twelve directors. Our board of directors has ultimate responsibility for the administration of our affairs.

By resolution, our board of directors elects representative directors from the directors who may represent us severally. Our board of directors may elect directors with titles (yakutsuki-torishimariyaku), executive officers with titles (yakutsuki-shikkoyakuin), and elect and/or remove executive officers and other important employees by resolution. In addition, our board of directors may assign or change the designation of the duties of the directors and executive officers by resolution.

Our president executes business affairs in accordance with resolutions made by the board of directors. Our deputy presidents, senior managing directors and managing directors assist the president in the management of our day-to-day operations. Our chairman serves as the chairman of and presides over our board of directors. This is done in order to separate the role of our president, whose responsibility is to exercise overall supervision of our business activities and other group companies, from the role of our chairman.

The Companies Act requires a resolution of the board of directors for a company to execute important business strategies, including the acquisition and disposal of material assets, borrowing substantial amounts of money, the establishment of, changes in or abolition of branch offices or other material corporate organizations, issuance of bonds, establishment of internal control systems and exemption of directors and corporate auditors from liability to the Company in accordance with applicable laws and regulations.

Under the Companies Act, a company with board of corporate auditors is not obligated to have any outside directors or to have any audit, nomination or compensation committees. However, we have three outside directors as part of our efforts to enhance corporate governance. In addition, we have voluntarily established our auditing, risk management, compensation and nominating committees to enhance effectiveness of our board of directors. To ensure the compliance of our execution of our business operations with legal regulations and generally accepted practices, the outside directors have been selected from among experts (including certified public accountants, lawyers and persons with consulting experience).

“Outside director” means a director of any corporation who is neither an executive director nor an executive officer, nor an employee, including a manager, of such corporation or any of its subsidiaries, and who has never served in the past as an executive director, executive officer, or as an employee, including a manager, of such corporation or any of its subsidiaries.

Under the Companies Act, a corporation with a board of corporate auditors shall have three or more corporate auditors, and half or more of them shall be outside corporate auditors. The board of corporate auditors shall appoint full-time corporate auditors from among the corporate auditors. Outside corporate auditor means an auditor of any corporation who has never served in the past as a director, accounting advisor (kaikei-sanyo) or executive officer, or as an employee, including a manager, of such corporation or any of its subsidiaries.

We have six corporate auditors and three of them are outside corporate auditors. The auditors monitor the execution of business operations of us and our subsidiaries by attending meetings of the board of directors and listening to reports on operations from the directors and others. They also examine documents relating to important decisions and receive reports from the internal audit departments, representatives of our subsidiaries and our accounting auditor.

Our corporate auditors (who are not required to be and are not certified public accountants) have a statutory duty to examine the financial statements and business reports submitted by the board of directors to the general meeting of shareholders. They also have the duty to supervise the administration of our affairs by the directors in accordance with the auditing policy and rules prescribed by resolutions of the board of corporate auditors.

All directors and corporate auditors are elected by our shareholders at a general meeting of shareholders. The term of office of a director shall expire upon conclusion of the annual general meeting of shareholders to be held for the last fiscal year ending within two years after the election of the director. The term of office of a corporate auditor shall expire upon conclusion of the annual general meeting of shareholders to be held for the last fiscal year ending within four years after the election of the corporate auditor. Directors and corporate auditors may serve any number of consecutive terms.

As mentioned above, the committees of our board of directors were created to enhance effectiveness of governance by our board of directors to oversee our operations.

The auditing committee is responsible for matters relating to internal audits on a Group-wide basis, under delegated authority from the board of directors. Such matters include internal auditing policies and control systems for the Group, the Company and the Bank, and other important auditing issues of the Group. The committee regularly reports to the board of directors.

The chairman of the auditing committee is Shigeru Iwamoto, who is an outside director. Other outside directors on the auditing committee are Yoshinori Yokoyama and Kuniaki Nomura. Other directors on the auditing committee are Masayuki Oku, chairman of our board of directors, Koichi Miyata, our president, Takeshi Kunibe, a director and Koichi Danno, a director and the officer in charge of the audit department.

The compensation committee is responsible for matters relating to the compensation of the directors and executive officers of both the Company and the Bank, under delegated authority from the board of directors. Such matters include the determination of bonuses and stock option awards. The aim of the compensation committee is for the process of determining compensation to be transparent and objective and for the compensation to be appropriate. The committee reports to the board of directors.

The chairman of the compensation committee is Kuniaki Nomura, who is an outside director. Other outside directors on the compensation committee are Shigeru Iwamoto and Yoshinori Yokoyama. Other directors on the compensation committee are Masayuki Oku, chairman of our board of directors, Koichi Miyata, our president, and Takeshi Kunibe, a director.

In addition, the risk management committee supervises and reports to our board of directors on material Group-wide risk management and compliance issues. The nominating committee supervises and reports to our board of directors on the selection of directors of both the Company and the Bank, issues related to selection of candidates for directorships, the appointment of managing directors and the appointment of representative directors and other material director personnel issues.

These committees are each composed of six to eight members including the chairman of the board, the president, and three outside directors. Outside directors are appointed to all these committees to facilitate corporate governance from an objective perspective. As noted above, because the need for objectivity is particularly acute in the case of the auditing committee and the compensation committee, the chairmanship of these committees is assigned to outside directors.

At the operational level, we have created the Management Committee to act as the top decision-making body with respect to business administration and management supervision of the entire Group. The committee, composed of directors designated by our president, considers important matters relating to the execution of business in accordance with the basic policies set by the board of directors and based on discussions held by the committee members.

For the purpose of protecting the interests of shareholders in general, certain securities exchanges, including the Tokyo Stock Exchange, introduced a new rule regarding independent directors/corporate auditors, which requires a listed company to have, from amongst the outside directors or outside corporate auditors, at least one independent director/ corporate auditor who does not have conflicting interests with shareholders as specified under the rule. All companies on these securities exchanges are required to report the name of such independent director/corporate auditor, which is disclosed to the public. The rule became effective on the day immediately after the general shareholders meeting for the fiscal year ended after March 1, 2010. We designated all three outside directors and outside corporate auditors as independent directors and independent corporate auditors, respectively.

Exemption from Liability

Under the Companies Act and our articles of incorporation, we may exempt our outside directors and outside corporate auditors from liabilities to us arising in connection with their failure to execute their duties, within the limits stipulated by applicable laws and regulations. We have entered into a liability limitation agreement with each outside director and outside corporate auditor which limits the maximum amount of their liability to the Company arising in connection with a failure to execute their duties to the greater of either ¥10 million or the minimum liability amount prescribed in applicable laws.

Corporate Governance Practices

Companies listed on the New York Stock Exchange, or NYSE, must comply with certain corporate governance standards provided under Section 303A of the NYSE Listed Company Manual. However, NYSE-listed companies that are foreign private issuers, including us, are permitted to follow home country practices in lieu of certain provisions of Section 303A if such foreign private issuers meet certain criteria. See “Item 16.G.

Corporate Governance” for a summary of significant ways in which our corporate governance practices differ from those followed by NYSE-listed U.S. companies.

Independent Registered Public Accounting Firm

We are required to appoint an independent registered public accounting firm, whose appointment is approved at a general meeting of shareholders. The independent registered public accounting firm has the statutory duty to examine the financial statements prepared in accordance with the Companies Act and approved by the board of directors, and report its opinion thereon to the designated corporate auditors and to the designated directors for notification to the shareholders. Examination by independent registered public accounting firm of our financial statements is also required for the purpose of the securities report filed through the Kanto Local Finance Bureau to the Prime Minister for public inspection in accordance with the FIEA. Our independent registered public accounting firm for these purposes is KPMG AZSA LLC.

Benefits upon Termination of Employment

Neither we nor our subsidiaries maintain any directors’ service contracts providing for benefits upon termination of employment.

6.D.    EMPLOYEES

As of March 31, 2011, 2010 and 2009, on a consolidated basis, we had approximately 61,600, 57,900 and 48,100 employees, respectively, including locally hired staff in our foreign offices but excluding temporary employees. We also had an average of approximately 18,400 temporary employees during the fiscal year ended March 31, 2011.

The following tables show our full-time employees as of March 31, 2011 on a consolidated basis under Japanese GAAP broken down based on business segment and geographical location:

Percentage of full- time employees at March 31, 2011
Business segment:
Commercial Banking(1)	49%
Securities	14
Leasing	4
Credit Card	8
All other	25

Total	100%

(1)	The number of employees of the Bank represents 37% of the number of our employees on a consolidated basis. Further, the number of employees in the Bank’s Consumer Banking Unit, Middle Market Banking Unit, Corporate Banking Unit, International Banking Unit, Treasury Unit and Others represent 13%, 9%, 1%, 4%, 1% and 9% of the number of our employees on a consolidated basis, respectively.

Percentage of full- time employees at March 31, 2011
Location:
Japan	91%
Americas	2
Europe and Middle East	2
Asia and Oceania	5

Total	100%

Most of the employees of the Bank are members of the Sumitomo Mitsui Banking Corporation Workers’ Union, which negotiates with the Bank concerning remuneration and working conditions. The union is affiliated with the Federation of City Bank Workers’ Unions. The Bank considers its labor relations to be excellent.

We consider our level of remuneration, fringe benefits (including an employee share ownership program), working conditions and other allowances, which include lump-sum payments and annuities to employees upon retirement, to be generally competitive with those offered by other large enterprises in Japan.

6.E.    SHARE OWNERSHIP

Shareholdings by Directors, Senior Management and Corporate Auditors

The following table shows the number of shares of our common stock owned by our directors and corporate auditors as of June 30, 2011:

Number of shares owned
Directors and corporate auditors:
Masayuki Oku	7,500
Koichi Miyata	4,200
Takeshi Kunibe	3,988
Tetsuya Kubo	3,631
Satoru Nakanishi	4,400
Kazuya Jono	3,400
Koichi Danno	3,400
Yujiro Ito	2,922
Masahiro Fuchizaki	2,300
Shigeru Iwamoto	6,000
Yoshinori Yokoyama	—
Kuniaki Nomura	—
Jun Mizoguchi	600
Yoji Yamaguchi	2,100
Shin Kawaguchi	700
Hiroshi Araki	—
Ikuo Uno	—
Satoshi Itoh	—

None of our directors or corporate auditors is the owner of more than one percent of our common stock, and no director or corporate auditor has voting rights with respect to our common stock that are different from any other holder of our common stock.

Stock Option Plans and Other Remuneration for Directors and Senior Management

Before our establishment in December 2002, the Bank granted common stock options to certain directors and employees of the Bank. When we were established, we took over the obligations related to the stock options from the Bank (“Pre-2002 stock option”).

In addition, on June 29, 2010, a resolution was passed at the general meeting of shareholders to introduce a stock option compensation program for directors, corporate auditors and executive officers of the Company and the Bank. This serves to incentivize grantees to further contribute to the equity appreciation and improved corporate performance through a sharing of the benefits and risks of share price performance of our shares. These changes reflected a review of our compensation system and the elimination of retirement benefits for directors, corporate auditors and executive officers. Following this resolution, on August 13, 2010, we granted stock options for certain directors, corporate auditors and executive officers of the Company and the Bank (“SMFG Stock Acquisition Rights (1st series)”).

The following table provides an overview of the significant terms and conditions of our stock option plan.

	Date of resolution	Number of grantees	Shares granted	Exercise period	Exercise price
Pre-2002 stock option	June 27, 2002	677 directors and employees of the Company and the Bank	162,000 shares of common stock(1) of the Company	June 28, 2004 to June 27, 2012	¥6,649 per share subject to adjustment(1)(2)

SMFG Stock Acquisition Rights (1st series)	July 28, 2010	82 directors, corporate auditors and executive officers of the Company and the Bank	102,600 shares of common stock of the Company	August 13, 2010 to August 12, 2040	¥1 per share granted upon exercise of each stock acquisition right, multiplied by the number of shares granted

SMFG Stock Acquisition Rights (2nd series)	July 29, 2011	85 directors, corporate auditors and executive officers of the Company and the Bank	268,200 shares of common stock of the Company	August 16, 2011 to August 15, 2041	¥1 per share granted upon exercise of each stock acquisition right, multiplied by the number of shares granted

(1)	We implemented a 100-for-1 stock split of shares of our common stock and adopted a unit share system effective on January 4, 2009. The numbers described above were adjusted to reflect such stock split. At the end of March 31, 2009 and 2010, 108,100 shares of stock options were outstanding and exercisable up to June 2012.
(2)	As of March 31, 2011.

We have employee stock ownership associations in Japan for our, the Bank’s and other subsidiaries’ employees. Members of the employee stock ownership associations set aside certain amounts from their monthly salary to purchase our common stock through the relevant employee stock ownership association. The administrator of each association makes open-market purchases of our common stock for the account of the association on a monthly basis. We, the Bank and other subsidiaries contribute matching funds equivalent to 5% of the amount purchased by the relevant association. As of March 31, 2011, none of the employee stock ownership associations held more than 1% of our common stock.

Item 7.	Major Shareholders and Related Party Transactions

7.A.    MAJOR SHAREHOLDERS

Major Shareholders

Our major stockholders, appearing on our register of common stockholders as of March 31, 2011, were as follows:

	Number of shares held	Percentage of shares issued(1)
Name:
Japan Trustee Services Bank, Ltd. (Trust Account)	87,939,818	6.21%
The Master Trust Bank of Japan, Ltd. (Trust Account)	77,122,200	5.45%
SSBT OD05 OMNIBUS ACCOUNT—TREATY CLIENTS	30,843,478	2.18%
Japan Trustee Services Bank, Ltd. (Trust Account 9)	29,508,900	2.08%
MELLON BANK, N.A. AS AGENT FOR ITS CLIENT MELLON OMNIBUS US PENSION	17,222,912	1.21%
STATE STREET BANK AND TRUST COMPANY 505225	17,198,714	1.21%
SMFG Card & Credit, Inc(2)	15,479,400	1.09%
Nippon Life Insurance Company	15,466,682	1.09%
NATSCUMCO	14,356,349	1.01%
STATE STREET BANK AND TRUST COMPANY 505103	13,927,694	0.98%

(1)	Percentages are calculated based on the total number of shares of common stock then issued, including our treasury stock, and have been rounded down to the nearest second decimal point.
(2)	Pursuant to Article 67 of the Enforcement Ordinance of the Company Act, the exercise of voting rights of common shares held by our subsidiary SMFG Card & Credit, Inc is not entitled.

Our major stockholders do not have different voting rights.

The shareholders of our Type 6 preferred stock as of March 31, 2011, and the number and the percentage of such shares held by them, were as follows:

	Number of shares held	Percentage of shares issued(1)
Name:
SUMITOMO LIFE INSURANCE COMPANY	23,334	33.33%
Nippon Life Insurance Company	20,000	28.57%
MITSUI LIFE INSURANCE COMPANY LIMITED	16,667	23.80%
Mitsui Sumitomo Insurance Company, Limited	10,000	14.28%

(1)	Percentages are calculated based on the total number of shares of preferred stock then issued and have been rounded down to the nearest second decimal point.

On April 1, 2011, we acquired and cancelled all the Type 6 preferred stock.

Shareholders in the United States

Because some of our common stock was held by brokers or other nominees, the number of shares held by and the number of beneficiary holders with addresses in the United States is not fully ascertainable. As of March 31, 2011, there were 229 record holders of our common stock with addresses in the United States, whose shareholdings represented approximately 16% of our outstanding common stock on that date.

Control of the Company

To our knowledge, we are not directly or indirectly owned or controlled by any another corporation(s), by any foreign government or by any other natural or legal person(s), severally or jointly.

Arrangements for Change in Control of the Company

We know of no arrangements the operation of which may at a later time result in a change of control.

7.B.    RELATED PARTY TRANSACTIONS

We and our subsidiary banks had, and expect to have in the future, banking transactions and other transactions in the ordinary course of business with our related parties. For the fiscal year ended March 31, 2011, such transactions included, but were not limited to, loans, deposits, and guarantees. Furthermore, such transactions were immaterial and were made at prevailing market rates, terms and conditions, and did not involve more than the normal risk of collectibility or present other unfavorable features.

During the fiscal year ended March 31, 2011, none of our directors or corporate auditors or the Bank’s directors, and none of the close members of their respective families, had any transactions that were material or any transactions that were unusual in their nature or conditions, involving goods, services or tangible or intangible assets, to which we were a party, and no such transactions were proposed as of March 31, 2011. During the fiscal year ended March 31, 2011, we made no loans to our directors or corporate auditors or the Bank’s directors other than those that were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectibility or present other unfavorable features.

7.C.    INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

Item 8.	Financial Information

8.A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Financial Statements

All relevant financial statements are attached hereto. See “Item 18. Financial Statements.” See “Item 5. Operating and Financial Review and Prospects—Reconciliation with Japanese GAAP” for a reconciliation of consolidated net profit and total equity for the fiscal year ended March 31, 2011 under IFRS, with those amounts under Japanese GAAP.

Export Sales

Not applicable.

Legal Proceedings

We are party to routine litigation incidental to our business, none of which is currently expected to have a material adverse effect on our financial condition or results of operations. However, there can be no assurance that an adverse decision in one or more of these lawsuits will not have a material adverse effect.

Dividend Policy and Dividends

The declaration, payment and determination of any year-end dividend are subject to the approval of the holders of shares of our common stock at our general meeting of shareholders and to statutory restrictions. The declaration, payment and determination of the amount of any interim dividend require a resolution of our board of directors and are subject to statutory restrictions. Dividend payments are made to shareholders or pledgees of record as of the record dates for each payment. March 31 is the record date for year-end dividends and September 30 is the record date for interim dividends. The payment of annual and interim dividends on common stock is subject to prior payment of dividends on our preferred stock.

We have a basic policy of steadily increasing returns to shareholders through the sustainable growth of our enterprise value, while enhancing our capital to maintain financial soundness in consideration of our public nature as a bank holding company. We continuously aim to increase returns to shareholders while taking into account new capital requirements and the competitive environment, by maintaining a payout ratio of over 20% on a consolidated net income basis.

The following table shows historical aggregate dividend payments per share of our common stock for each of the fiscal years from the fiscal year ended March 31, 2009 through the fiscal year ended March 31, 2011:

	Dividend per share
	Paid(1)	Declared(2)
Fiscal year ended March 31,
2009	¥90	¥140
2010	100	65
2011	100	105

(1)	Dividend per share based on dividends in respect of each fiscal year including dividends proposed after current year end but not recognized in the financial statements and excluding dividends in respect of the previous fiscal year declared in current fiscal year.
(2)	Dividend per share based on dividends declared and recognized in the financial statements during each fiscal year.

Annual preferred dividends on preferred stock issued by us outstanding as of the date of this annual report must be paid before we may pay any dividends on our common stock. In addition, there are preferred securities entitled to receive dividends on a pari passu basis with our preferred stock. On April 1, 2011, we acquired and cancelled all of the outstanding 1st Series Type 6 preferred stock.

8.B.    SIGNIFICANT CHANGES

No significant change in our financial position has occurred since the date of the financial statements included in this annual report.

Item 9.	The Offer and Listing

9.A.    LISTING AND DETAILS

Offering Details

Not applicable.

Price History of the Shares

Market Price Information for Our American Depositary Shares

The following table sets forth, for the periods indicated, the high and low trading prices, and average daily trading volume for our ADSs on the New York Stock Exchange since their listing on November 1, 2010.

	Price per ADS		Average daily trading volume
	High	Low
	(In dollars)		(Number of shares)
Fiscal year ended March 31, except quarter and month data:
2011 (from November 1, 2010):
Third quarter	7.21	5.75	430,456
Fourth quarter	7.77	6.01	615,815
Most recent six months:
January	7.49	6.62	615,612
February	7.67	6.76	311,660
March	7.77	6.01	867,250
April	6.33	5.80	388,967
May	6.46	5.55	705,015
June	6.18	5.59	329,286
July (through July 15, 2011)	6.37	6.05	279,063

Market Price Information for Our Shares

See “Item 9.C. The Offer and Listing—Markets” for information on the stock exchanges on which our common stock is listed.

The following table sets forth, for the periods indicated, the high and low trading prices, and average daily trading volume for our common stock since the fiscal year ended March 31, 2006 on the Tokyo Stock Exchange.

	Price per Share		Average daily trading volume
	High	Low
	(In yen)		(Number of shares)
Fiscal year ended March 31, except quarter and month data:
2006	¥13,700	¥6,590	¥3,781,119
2007	13,900	10,100	3,211,378
2008	12,100	6,330	4,948,529
2009	9,640	2,585	8,135,967
2010:
First quarter	4,520	2,905	14,221,225
Second quarter	4,240	2,970	8,817,765
Third quarter	3,500	2,610	11,095,290
Fourth quarter	3,160	2,591	19,279,462
Full year	4,520	2,591	13,310,559
2011:
First quarter	3,355	2,500	11,866,548
Second quarter	2,743	2,424	10,119,651
Third quarter	2,949	2,325	12,651,643
Fourth quarter	3,225	2,235	13,539,852
Full year	3,355	2,235	12,022,607
Most recent six months:
January	3,090	2,791	11,875,700
February	3,225	2,757	13,662,811
March	3,190	2,235	14,870,882
April	2,652	2,415	10,420,085
May	2,623	2,281	11,284,574
June	2,494	2,251	8,359,132
July (through July 15, 2011)	2,621	2,405	10,105,982

9.B.    PLAN OF DISTRIBUTION

Not applicable.

9.C.    MARKETS

The primary trading market for our common stock is the Tokyo Stock Exchange. Our common stock is also listed on the Osaka Securities Exchange and the Nagoya Stock Exchange. Our common stock is not listed on any securities exchange outside of Japan.

Our ADSs have been listed on the NYSE since November  1, 2010 and are quoted under the ticker symbol “SMFG.”

9.D.     SELLING SHAREHOLDERS

Not applicable.

9.E.    DILUTION

Not applicable.

9.F.    EXPENSES OF THE ISSUE

Not applicable.

Item 10.	Additional Information

10.A.    SHARE CAPITAL

Not applicable.

10.B.    MEMORANDUM AND ARTICLES OF INCORPORATION

Set out below is information concerning our share capital, including a summary of provisions of our articles of incorporation and share handling regulations and of the Companies Act relating to joint stock corporations (kabushiki-kaisha) and related legislation, each as currently in effect.

Register and Entry, Objects and Purposes of the Company

The Company is a joint stock corporation (kabushiki-kaisha) incorporated in Japan under the Companies Act (kaishaho) of Japan. It is registered in the commercial register (shogyo-tokibo) maintained by the Chiyoda Branch Office of the Tokyo Bureau of Legal Affairs.

Article 2 of our articles of incorporation provide that our purpose is to engage in the following business activities:

•	management of banks and other corporations which are permitted to become, or to be established as, subsidiaries under the Banking Act; and

•	any business incidental to the business mentioned in the foregoing item.

Provisions Relating to Directors

With respect to directors, the Companies Act and our articles of incorporation, bylaws and associated internal rules issued pursuant to the articles provide in summary as follows:

•	a director is not entitled to vote on a proposal or arrangement or contract in which the director has a special interest;

•

the remuneration for directors are determined at a general meeting of shareholders and, within the upper limit approved at the shareholders’ meeting, the board of directors will determine the amount of compensation for each director; however, the board of directors may, by its resolution, leave such decision to the discretion of our representative director;

•	the board of directors has authority to approve transactions between the directors and us;

•	there are no provisions requiring the mandatory retirement of directors at a specified age; and

•	share ownership is not required in order to be eligible to serve as a director.

Rights, Preferences and Restrictions of the Shares

A joint stock corporation is a legal entity incorporated under the Companies Act. The rights of shareholders of a joint stock corporation are represented by shares of stock in the corporation, and shareholders’ liability is limited to the amount of the subscription for the shares.

We may issue shares from our authorized but unissued share capital following a resolution by our board of directors. An increase in our authorized share capital requires an amendment of our articles of incorporation, which generally requires approval of our common and preferred shareholders, if any.

Common Stock

General

On January 5, 2009, a new central clearing system of shares of Japanese listed companies was enacted under the Act Concerning Book-Entry Transfer of Corporate Bonds, Shares and Other Securities, or Book-Entry Transfer Act, and the shares of all Japanese companies listed on any Japanese stock exchange, including our shares, became subject to this new system. Pursuant to the new system, all share certificates of companies then listed in Japan became null and void on the effective date.

Under the new clearing system, a person must have an account at an account managing institution or at Japan Securities Depository Center, Inc., or JASDEC, in order to hold, sell or otherwise dispose of listed shares. Account managing institutions include financial instruments traders (i.e., securities companies), banks, trust companies and certain other financial institutions which meet the requirements prescribed by the Book-Entry Transfer Act, and only those financial institutions that meet further stringent requirements of the Book-Entry Transfer Act can open accounts directly at JASDEC. Under the Book-Entry Transfer Act, any transfer of shares is effected through book entry, and title to the shares passes to the transferee at the time when the transferred number of the shares is recorded in the transferee’s account at an account managing institution. The holder of an account at an account managing institution is presumed to be the legal owner of the shares held in such account.

Under the Companies Act and the Book-Entry Transfer Act, in order to assert shareholders’ rights against us, a shareholder’s name and address must be registered in our register of shareholders, except in limited circumstances. Under the new clearing system, such registration is made upon our receipt of the necessary information from JASDEC. Nonresident shareholders are required to appoint a standing proxy in Japan or provide a mailing address in Japan. Each nonresident shareholder must give notice of a standing proxy or a mailing address to the relevant account managing institution. That notice will be forwarded to us through JASDEC. Japanese securities companies and commercial banks customarily act as standing proxies and provide related services for standard fees. Notices from us to nonresident shareholders are delivered to standing proxies or mailing addresses.

Our transfer agent is The Sumitomo Trust and Banking Company, Limited.

Distributions of Surplus

As a holding company, we expect that most of our cash flow will come from dividends that the Bank pays us. Under some circumstances, various statutory or contractual provisions may restrict the dividends the Bank can pay us. For example, if the Bank does not have sufficient distributable amounts, it will be unable to pay dividends and we, in turn, may be unable to pay dividends on shares of our common stock. Since we are a holding company, our ability to pay dividends mainly depends on the financial performance of our principal operating subsidiary, the Bank.

Under the Companies Act, distribution of cash or other assets by a joint stock corporation to its shareholders, including dividends, will take the form of distributions of surplus (as described in “—Restriction on Distributions of Surplus”). We are permitted to make distributions of surplus to our shareholders any number of times per fiscal year, subject to limitations described in “—Restriction on Distributions of Surplus.” Distributions of surplus are required in principle to be authorized by a resolution of a general meeting of shareholders. Distributions of surplus are, however, permitted pursuant to a resolution of the board of directors if:

(1)	our articles of incorporation so provide (our current articles of incorporation do not have a provision to that effect);

(2)	the normal term of office of our directors is no longer than one year (our current articles of incorporation provide that the normal term of office of our directors expires upon the conclusion of the ordinary general shareholders’ meeting to be held for the last fiscal year ending within two years after the election); and

(3)	our nonconsolidated annual financial statements and certain documents for the latest fiscal year fairly present our assets and profit or loss, as required by an ordinance of the Ministry of Justice.

In an exception to the above rule, even if the requirements described in (1) through (3) are not met, we are permitted to make distributions of surplus in cash to our shareholders by resolutions of the board of directors once per fiscal year if our articles of incorporation so provide. Our current articles of incorporation provide for distributions of surplus as interim dividends, the record date for which is September 30 of each year.

Distributions of surplus may be made in cash or in kind in proportion to the number of shares of common stock held by each shareholder. A resolution of a general meeting of shareholders or by the board of directors authorizing a distribution of surplus must specify the kind and aggregate book value of assets to be distributed, the manner of allocation of the assets to shareholders, and the effective date of the distribution. If a distribution of surplus is to be made in kind, we may, pursuant to a resolution of a general meeting of shareholders or by the board of directors, grant the right to our shareholders to require us to make the distribution in cash instead of in kind. If that right is not granted to shareholders, then the relevant distribution of surplus must be approved by a special resolution of a general meeting of shareholders.

Under our articles of incorporation, the record dates for annual dividends and interim dividends are March 31 and September 30, respectively, in each year. In Japan, the “ex-dividend date” (the date from which purchasers of shares through Japanese stock exchanges will not be entitled to the dividends to be paid to registered shareholders as of any record date) and the record date for dividends precede the date of determination of the amount of the dividend to be paid. The ex-dividend date of the shares of common stock is generally the third business day prior to the record date. Under our articles of incorporation, we are not obligated to pay any distributions of surplus to be made in cash which have not been received after five years from the commencement date of those distributions.

Restriction on Distributions of Surplus

Payment of dividends on shares of common stock is also subject to the prior payment of dividends on shares of preferred stock, if any. In the event we pay an interim dividend on shares of our common stock, the interim dividend payment is also subject to the prior payment of interim dividends on the shares of preferred stock, if any.

When we make a distribution of surplus, we must set aside in our capital reserve or retained earnings reserve an amount equal to one-tenth of the amount of surplus so distributed as required by an ordinance of the Ministry of Justice.

The amount of surplus at any given time must be calculated in accordance with the following formula:

A + B + C + D – (E + F + G)

In the above formula:

“A”	=	the total amount of other capital surplus and other retained earnings, each being the amount that appears on our nonconsolidated balance sheet as of the end of the last fiscal year;

“B”	=	if we have disposed of treasury stock after the end of the last fiscal year, the amount of the consideration for that treasury stock received by us less the book value thereof;

“C”	=	if we have reduced our stated capital after the end of the last fiscal year, the amount of that reduction less the portion thereof that has been transferred to capital reserve or retained earnings (if any);

“D”	=	if we have reduced our capital reserve or retained earnings after the end of the last fiscal year, the amount of that reduction less the portion thereof that has been transferred to stated capital (if any);

“E”	=	if we have cancelled treasury stock after the end of the last fiscal year, the book value of that treasury stock;

“F”	=	if we have distributed surplus to our shareholders after the end of the last fiscal year, the total book value of the surplus so distributed; and

“G”	=	other amounts set forth in an ordinance of the Ministry of Justice, including:

•	if we have reduced surplus and increased our stated capital, capital reserve or retained earnings after the end of the last fiscal year, the amount of that reduction; and

•

if we have distributed surplus to shareholders after the end of the last fiscal year, the amount set aside in our capital reserve or retained earnings, if any, as required by ordinances of the Ministry of Justice.

The aggregate book value of surplus distributed by us may not exceed a prescribed distributable amount as calculated on the effective date of the distribution. Our prescribed distributable amount at any given time shall be the amount of surplus less the aggregate of (a) the book value of our treasury stock, (b) the amount of consideration for any treasury stock we disposed of after the end of the last fiscal year, (c) the sum of net unrealized losses on other securities and unrealized losses on land valuation, and (d) other amounts set forth in an ordinance of the Ministry of Justice, including (if the sum of one-half of our goodwill and deferred assets exceeds the total of the stated capital, capital reserve and retained earnings reserve, each being the amount in our nonconsolidated balance sheet as of the end of the last fiscal year) all or a certain part of the exceeding amount as calculated in accordance with the ordinances of the Ministry of Justice. If we have prepared interim financial statements in accordance with the ordinances of the Ministry of Justice as described below, and if the interim financial statements have been approved by the board of directors or (if so required) by a general meeting of shareholders, then the prescribed distributable amount must be adjusted to take into account the amount of profit or loss, and the amount of consideration for any of our treasury stock disposed of by us, during the period for which the interim financial statements have been prepared. We will be permitted to prepare nonconsolidated interim financial statements consisting of a balance sheet as of any date subsequent to the end of the last fiscal year and an income statement for the period from the first day of the current fiscal year to the date of the balance sheet. Interim financial statements so prepared by us must be audited by our corporate auditors and/or accounting auditors, as required by an ordinance of the Ministry of Justice.

Voting Rights

Holders of shares of common stock have one voting right for each unit of shares held by them. Except as otherwise provided by law or by our articles of incorporation, a resolution can be adopted at a general shareholders’ meeting by the holder of a majority of the total number of the voting rights represented at the meeting. In our articles of incorporation the quorum to elect directors and corporate auditors is one-third of the total number of voting rights. Our shareholders are not entitled to cumulative voting in the election of directors. Our shareholders may cast their votes by mail or via the internet. Our shareholders may also exercise their voting rights through proxies, provided that the proxies are also holders of shares with voting rights.

The Companies Act provides that certain important matters shall be approved by a special resolution of a general shareholders’ meeting. Under our articles of incorporation, the quorum for a special resolution is one-third of the total number of voting rights and the approval of at least two-thirds of the voting rights represented at the meeting is required for adopting a special resolution. Important matters include:

•	amending the articles of incorporation (except for amendments that may be authorized by the board of directors under the Companies Act);

•	reducing stated capital which meets certain requirements, with some exceptions;

•	removing a corporate auditor;

•	dissolving, merging or consolidating requiring shareholders’ approval;

•	establishing a parent and a wholly owned subsidiary relationship by way of a share transfer (kabushiki-iten) or share exchange (kabushiki-kokan) requiring shareholders’ approval;

•	transferring the whole or a substantial part of our business;

•	taking over the whole business of another company requiring shareholders’ approval;

•	corporate split requiring shareholders’ approval;

•	consolidating shares of common stock;

•	acquiring shares of common stock from a specific shareholder other than one of our subsidiaries;

•	issuing or transferring new shares or existing shares held by us as treasury stock to persons other than the shareholders at a specially favorable price;

•	issuing stock acquisition rights (including those incorporated in bonds with stock acquisition rights) to persons other than the shareholders under specially favorable conditions;

•	exempting some liability of a director or corporate auditor; and

•	distributing surplus in-kind if shareholders are not granted the right to require us to make a distribution in cash instead of in-kind.

Capital and Reserves

When we issue new shares, the amount of the cash or assets paid or contributed by subscribers for new shares (with some exceptions) is required to be accounted for as stated capital, although we may account for an amount not exceeding one-half of the cash or assets as capital reserve by resolutions of the board of directors.

We may reduce our capital reserve or retained earnings reserve generally by resolution of a general meeting of shareholders. We may account for the whole or any part of the reduction as stated capital if we so decide by the same resolution. On the other hand, we may reduce our stated capital generally by special resolution of a general meeting of shareholders and may account for the whole or any part of the reduction as capital reserve if we so decide by the same resolution. We may reduce our surplus and increase either (1) stated capital or (2) capital reserve and/or retained earnings reserve by the same amount, in either case by resolution of a general meeting of shareholders.

Stock Splits

We may at any time split our outstanding shares of common stock into a greater number of shares of common stock by resolution of the board of directors. When a stock split is to be made, so long as our only class of outstanding stock is the common stock, we may increase the number of authorized shares in the same ratio as that of the stock split by amending our articles of incorporation. We may effect such an amendment by resolution of the board of directors without shareholder approval.

We must give public notice of a stock split, specifying the record date therefor, not less than two weeks prior to the record date.

The board of directors, on May 16, 2008, adopted a resolution on a stock split. The record date for the stock split was one day prior to the effective date of the stock split. Our shareholders approved amendments to the articles of incorporation to abolish the fractional share system and to adopt a unit share system, under which 100 shares of common stock constitute one unit, at our shareholders’ meeting held on June 27, 2008. These amendments to our articles of incorporation became effective on January 4, 2009.

Unit Share System

We adopted a unit share system, under which 100 shares of our common stock constitute one unit, effective on January 4, 2009. Under the unit share system, shareholders have one voting right for each unit of shares held by them at a general meeting of shareholders, and shares constituting a fractional unit carry no voting rights. Under our articles of incorporation, the holders of shares constituting a fractional unit do not have shareholder rights except for those specified in the Companies Act or an ordinance of the Ministry of Justice, which include the rights (1) to receive dividends, (2) to receive cash or other assets in case of consolidation or split of shares, share exchange or share transfer, or merger, or (3) to be allotted rights to subscribe for free new shares and stock acquisition rights when those rights are granted to shareholders. We may cease to use the unit share system by amendment to the articles of incorporation without shareholders’ approval even though amendments to the articles of incorporation generally require a special resolution of the general meeting of shareholders.

A holder of shares of our common stock constituting less than one unit may at any time request us to purchase those shares. In addition, a holder of shares of our common stock constituting less than one unit may at any time request us to sell to it the number of shares necessary to raise its share ownership to a whole unit. Under the clearing system operated by JASDEC, such request must be made through the financial institution where the shareholder has opened its account.

The price at which shares of our common stock constituting less than one unit will be purchased or sold by us pursuant to such request will be equal to either (a) the closing price of shares of our common stock reported by the Tokyo Stock Exchange on the day when such request is received by our transfer agent, or (b) if no sale takes place on the Tokyo Stock Exchange on that day, the price at which sale of such shares is executed on the Tokyo Stock Exchange immediately thereafter. Pursuant to our share handling regulations, an amount equal to the applicable brokerage commission will be deducted from the price so determined.

Under the new clearing system, shares constituting less than one unit are transferable. Under the rules of the Japanese stock exchanges, however, shares constituting less than one unit do not comprise a trading unit, except in limited circumstances, and accordingly, may not be sold on the Japanese stock exchanges.

Liquidation Rights

In the event of our liquidation, the assets remaining after payment of all debts, liquidation expenses, taxes and required distribution payments to preferred shareholders, if any, will be distributed among shareholders of common stock in proportion to the respective number of shares which they hold. For liquidation preference for residual assets to the holders of preferred stock, see “—Preferred Stock—Liquidation Rights.”

Redemption Provisions and Sinking Fund Provisions

Our common stock has no redemption provisions or sinking fund provisions.

Liability to Further Calls or Assessments

Our shares of common stock outstanding, including shares represented by the ADSs, are fully paid and nonassessable.

Legal Restrictions on Acquisitions of Shares

The FIEA and its related regulations require any person who has become solely or jointly a beneficial holder of more than 5% of the total issued shares of capital stock of a company listed on any Japanese stock exchange, to file with the director of an appropriate local finance bureau of the Ministry of Finance within five business days a report concerning the shareholdings. With some exceptions, a similar report must also be filed in respect of any subsequent change of 1% or more in those holdings or any change in material matters set out in reports previously filed. For this purpose, shares issuable to a holder upon conversion of convertible securities or exercise of share subscription warrants or stock acquisition rights are taken into account in determining both the number of shares held by such holder and the issuer’s total issued share capital. Copies of each report must also be furnished to the company and to all the Japanese stock exchanges on which the shares are listed.

Under the Banking Act, a person who desires to hold 20% (in some exceptional cases, 15%) or more of the voting rights of a bank is required to obtain advance approval of the FSA Commissioner. In addition, any person who becomes a holder of more than 5% of the voting rights of a bank holding company or a bank must report the ownership of the voting rights to the Director of an appropriate local finance bureau within five business days. This requirement is separate from the significant shareholdings report required under the FIEA. See “Item 4.B. Business Overview—Regulation—Japan—Examination and Reporting Applicable to Shareholders of a Bank.”

Subscription Rights

Holders of shares of our common stock have no preemptive rights. Authorized but unissued shares of common stock may be issued at the times, and upon the terms the board of directors determines, subject to the limitations as to the issuance of new shares of common stock at a specially favorable price mentioned in “—Voting Rights” above. The board of directors may, however, determine that the holders of shares of common stock be given subscription rights to new shares of common stock, in which case they must be given on uniform terms to all holders of shares of common stock as of a record date of which not less than two weeks’ prior public notice must be given. Each of the shareholders to whom subscription rights is given must also be given at least two weeks’ prior notice of the date on which the rights expire.

Stock Acquisition Rights

We may issue stock acquisition rights (shinkabu-yoyakuken). Holders of stock acquisition rights are entitled to acquire shares from us upon payment of the applicable exercise price and subject to other terms and conditions thereof. We may also issue bonds with stock acquisition rights (shinkabu-yoyakuken-tsuki-shasai). The issuance of stock acquisition rights and bonds with stock acquisition rights may be authorized by the board of directors unless it is made under specially favorable conditions, as described in “—Voting Rights.”

Record Date

March 31 is the record date for the payment of year-end dividends and the determination of shareholders entitled to vote at the annual general meeting of shareholders. September 30 is the record date for payment of interim dividends. In addition, by a resolution of the board of directors and after giving at least two weeks’ prior public notice, we may at any time set a record date in order to determine the shareholders who are entitled to certain rights pertaining to the common stock.

Under the Book-Entry Transfer Act, we are required to give notice of each record date to JASDEC at least two weeks prior to such record date. JASDEC is required to give us notice of the names and addresses of our shareholders, the numbers of shares held by them, and other relevant information as of a record date promptly after we set it.

Our Acquisition of Our Own Shares of Common Stock

We may acquire shares of our common stock (1) by way of purchase on any Japanese stock exchange on which shares of our common stock are listed, or by way of tender offer (in either case, pursuant to an ordinary resolution of a general meeting of shareholders or a resolution of the board of directors), (2) from a specific shareholder other than any of our subsidiaries (pursuant to a special resolution of a general meeting of shareholders), or (3) from any of our subsidiaries (pursuant to a resolution of the board of directors). In the case of (2) above, any other shareholder may make a request to a director, at least five days prior to the relevant shareholders’ meeting, to include the shareholder as a seller in the proposed purchase. However, that right is not available if the purchase price or any other consideration to be received by the relevant specific shareholder does not exceed the then market price of the shares to be purchased from the shareholder.

The total amount of the purchase price of shares of common stock may not exceed the prescribed distributable amount, as described in “—Common Stock—Restriction on Distributions of Surplus.”

We may hold the shares of common stock acquired, and may generally dispose of or cancel those shares by resolution of the board of directors.

Disposal of Shares of Our Common Stock Held by Shareholders Whose Location Is Unknown

We are not required to send notices to a shareholder if notices have failed to arrive for five consecutive years or more at his or her address in our register of shareholders unless we are notified of a new address. If the shareholder also fails to receive distributions of surplus on the shares for five or more consecutive years at his or her address in our register of shareholders or otherwise as specified, then we may in general dispose of those shares at their then-market price and hold or deposit the proceeds of that disposition on behalf of that shareholder.

Preferred Stock

The following is a summary of information concerning provisions of our articles of incorporation.

General

As of the date of this annual report, under our articles of incorporation, we are authorized to issue 167,000 shares of Type 5 preferred stock, 70,001 shares of Type 6 preferred stock, 167,000 shares of Type 7 preferred stock, 115,000 shares of Type 8 preferred stock and 115,000 shares of Type 9 preferred stock.

In February 2003, we issued 50,100 shares of Type 4 preferred stock for an aggregate price of ¥150.3 billion. The Type 4 preferred stock was issued at a price of ¥3,000,000 per share, ¥1,500,000 of which was accounted for as stated capital. On April 30, 2008, Goldman Sachs exercised the acquisition rights granted to 16,700 shares of the Type 4 preferred stock and on January 28, 2010, Goldman Sachs exercised the acquisition rights granted to 33,400 shares of Type 4 preferred stock.

In March 2005, we issued 70,001 shares of our 1st series Type 6 preferred stock for an aggregate issue price of ¥210 billion. The Type 6 preferred stock was allocated using a third-party allocation of shares at a price of ¥3,000,000 per share, ¥1,500,000 of which was accounted for as stated capital. Sumitomo Life Insurance Company acquired 23,334 shares, Nippon Life Insurance Company acquired 20,000 shares, Mitsui Life Insurance Company, Limited acquired 16,667 shares and Mitsui Sumitomo Insurance Company, Limited acquired 10,000 shares. On April 1, 2011, we acquired and cancelled all of the outstanding 1st series Type 6 preferred stock.

As of the date of this annual report, we have no preferred stock outstanding. The following is a summary of the relevant provisions of our articles of incorporation regarding preferred stock.

Preferred Dividends

Our articles of incorporation provide that, if we pay dividends, we must pay cash dividends to holders of shares of our preferred stock in preference to the holders of our common stock. If preferred interim dividends stipulated in our articles of incorporation were paid during the relevant fiscal year, the amount of the preferred interim dividends shall be subtracted from the amount of annual preferred dividends.

Our failure to declare annual preferred dividends in full in respect of any fiscal year on a series of preferred stock gives the holders of that preferred stock certain voting rights.

Liquidation Rights

In the event of our voluntary or involuntary liquidation, holders of our preferred stock will be entitled, equally in rank as among themselves and in preference over shares of our common stock, to receive out of our residual assets upon liquidation a distribution of ¥3,000,000 per share.

Preferred stockholders are not entitled to any further dividends or other participation or distribution of our residual assets upon our liquidation.

Voting Rights

Our articles of incorporation provide that holders of preferred stock are only entitled to receive notice of, and to vote at, a general meeting of shareholders

•	from the commencement of our annual general meeting of shareholders if an agenda for approval to declare a preferred dividend is not submitted to the meeting; or

•	from the close of our annual general meeting of shareholders if a proposed resolution to declare a preferred dividend is not approved at the meeting.

In both cases, these rights of our preferred stockholders lapse when a resolution of a meeting of shareholders declaring a preferred dividend is approved.

The Companies Act provides that a separate resolution of a meeting of the holders of the preferred stock is required in order to approve certain matters which would prejudice their interests, including

•

amendments to the articles of incorporation to add new classes of shares to be issued, alter the terms of the shares or increase the number of shares or authorized number of any class of shares, with certain exceptions;

•	consolidations or splits of shares;

•	dividends of shares or stock acquisition rights to shareholders without any consideration;

•	grants of preemptive rights for new shares or stock acquisition rights;

•	amalgamations or mergers;

•	certain corporate splits;

•	share exchanges;

•	share transfers; and

•	other matters set forth in the articles of incorporation.

Except for the amendments described above, the articles of incorporation may expressly permit certain of the above matters to be approved without a separate resolution. Our articles of incorporation do not include that express permission.

Ranking

If issued, the outstanding shares of our preferred stock would rank pari passu with each other as to participation in our profits or assets, including dividends and distributions of residual assets upon our liquidation.

Unless holders of our preferred stock give approval, we may not create or issue any other shares ranking in priority in terms of the right to receive distributions of surplus or the right to receive distributions of residual assets or otherwise in priority to the preferred stock already issued. However, without obtaining the consent of holders of the preferred stock, we may issue other preferred stock ranking pari passu with the preferred stock already issued as to the order of participation in our profits or assets, carrying rights to preferred dividends, or terms of conversion that our board of directors may determine, subject to limitations set forth in our articles of incorporation and the Companies Act.

Purchase or Redemption of Preferred Stock

Subject to the requirements provided in the Companies Act, we may purchase out of our prescribed distributable amounts any shares of the preferred stock then outstanding at any time and cancel that preferred stock.

Mandatory Redemption Provisions and Sinking Fund Provisions

Our articles of incorporation do not provide any mandatory redemption provisions and sinking fund provisions.

Stock Splits

Our articles of incorporation provide that no stock split shall be made to the preferred stock unless otherwise provided for in any law or regulation.

Subscription Rights

Our articles of incorporation provide that we shall not grant holders of preferred stock any right to subscribe for new shares or stock acquisition rights.

Conditions to Change Shareholders’ Rights

Our articles of incorporation do not specify what actions or quorums are required to change the rights of holders of our stock.

General Meeting of Shareholders

Our annual general meeting of shareholders is held within three months after the end of each fiscal year. In addition, we may hold an extraordinary general meeting of shareholders whenever necessary. Notice of a shareholders’ meeting stating the place, the time and the purpose thereof, and certain matters set forth in the Companies Act and in ordinances of the Ministry of Justice, must be given to each holder of shares of common stock with voting rights (or to the standing proxy or mailing address in Japan of a nonresident shareholder) at least two weeks prior to the date set for the meeting. The record date for an annual general meeting of shareholders is March 31 of each year.

Any shareholder or group of shareholders holding at least three percent of the total outstanding voting rights, for a continuous period of six months or longer, may require the convocation of a general meeting of shareholders for a particular purpose. Unless such a general meeting of shareholders is convened promptly, or a convocation notice of a meeting which is to be held not later than eight weeks from the day of such demand is dispatched, the requiring shareholders may, upon obtaining court approval, convene such shareholders’ meeting.

Any shareholder holding at least 300 voting rights or one percent of our total number of voting rights for six months or longer may propose a matter to be considered at a general meeting of shareholders by submitting a written request to a director at least eight weeks prior to the date of the meeting. Any of the minimum percentages, time periods and number of voting rights necessary for exercising the minority shareholder rights described above may be decreased or shortened if our articles of incorporation so provide. Our articles of incorporation currently do not include any of those provisions.

To attend a shareholders’ meeting in person or by proxy, shareholders must provide proof of identity upon request. Shareholders may appoint a proxy by a written power of attorney for the meeting. Such proxy must be one of our shareholders with voting rights.

Limitations on the Rights to Hold Our Common Stock by Foreign Investors

There are no specific limitations imposed by the laws of Japan, our articles of incorporation, or our other constituent documents, on the rights of nonresidents or foreign shareholders to hold or exercise voting rights on our shares of common stock or preferred stock. For additional information, See “Common Stock—Voting Rights.”

Anti-Change in Control Provisions

There is no provision in our articles of incorporation that would have the effect of delaying, deferring or preventing a change in control of us, and that would operate only with respect to a merger, consolidation, acquisition or corporate restructuring involving us.

Provisions Governing Changes in the Company’s Capital

We have no conditions more stringent than are required by law imposed by our articles of incorporation governing changes in capital.

10.C.    MATERIAL CONTRACTS

All contracts that we are currently a party to, or were a party to during our two most recently completed fiscal years up to the date of this annual report, were entered into in the ordinary course of business or were otherwise immaterial.

10.D.    EXCHANGE CONTROLS

Japanese Foreign Exchange Regulations

The Foreign Exchange and Foreign Trade Act of Japan, and the cabinet orders and ministerial ordinances, collectively known as the Foreign Exchange Act, set forth, among other things, the regulations relating to the receipt by non-residents of Japan of payment with respect to our shares, and the acquisition and holding of our shares by nonresidents of Japan and foreign investors, both as defined below.

Nonresidents of Japan are individuals who are not residents in Japan and corporations whose principal offices are located outside Japan. Generally, branches and offices of nonresident corporations located in Japan are regarded as residents of Japan while the branches and offices of Japanese corporations located outside Japan are regarded as nonresidents of Japan.

“Foreign investors” are defined as:

•	individuals not residing in Japan;

•	corporations which are organized under the laws of foreign countries or whose principal offices are located outside Japan;

•

corporations of which 50% or more of the voting rights are held, directly or indirectly, by individuals not residing in Japan and/or corporations which are organized under the laws of foreign countries or whose principal offices are located outside Japan; and

•	corporations, a majority of officers (or a majority of officers having the power of representation) of which are individuals not residing in Japan.

Acquisition of Shares

In general, a nonresident who acquires our shares from a resident of Japan is not subject to any prior filing requirement, although the Foreign Exchange Act authorizes the Minister of Finance of Japan and the Ministers responsible for the business to require a prior submission for any such acquisition in certain limited circumstances.

If a foreign investor acquires shares of our common stock, and, together with parties who have a special relationship with such foreign investor, holds 10% or more of the issued shares of our common stock as a result of the acquisition, the foreign investor must file a report of the acquisition with the Minister of Finance and any other competent minister by the fifteenth day of the month immediately following the month to which the date of such acquisition belongs.

Except for the general limitation under Japanese antitrust and antimonopoly regulations against shareholdings in the capital stock of a Japanese corporation which lead or may lead to a restraint of trade or monopoly, and general limitations under the Companies Act or our articles of incorporation on the rights of shareholders applicable, regardless of residence or nationality, there is no limitation under Japanese law and regulations applicable to us, or under our articles of incorporation on the rights of nonresident or foreign shareholders to hold or exercise voting rights on our shares.

Dividends and Proceeds of Sale

Under the Foreign Exchange Act, dividends paid on, and the proceeds of sales in Japan of, shares held by nonresidents of Japan, may, in general, be converted into any foreign currency and repatriated abroad. The acquisition of our shares by nonresidents by way of a stock split is not, in general, subject to any notification or reporting requirements.

10.E.    TAXATION

Japanese Taxation

The following is a summary of the principal Japanese national tax consequences to owners of shares of our common stock or ADSs representing shares of our common stock who are nonresidents of Japan or non-Japanese corporations without a permanent establishment in Japan, or Nonresident Shareholders. The statements regarding Japanese tax laws set forth below are based on the laws and treaties currently in force and as interpreted by the Japanese tax authorities as of the date of this annual report and are subject to changes in the applicable Japanese law or tax treaties, conventions or agreements, or in the interpretation thereof, occurring after that date. This summary does not include all possible tax considerations which may apply to a particular investor and potential investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership and disposition of shares of our common stock or ADSs, including specifically the tax consequences under Japanese law, the laws of the jurisdiction of which they are resident, and any tax treaty, convention or agreement between Japan and their country of residence, by consulting their own tax advisors.

For the purpose of Japanese taxation, a Non-Resident Shareholder of ADSs will generally be treated as the owner of the shares underlying the ADSs, which may be evidenced by one or more ADRs.

Generally, a Nonresident Shareholder of shares of our common stock or ADSs will be subject to Japanese income tax collected by way of withholding on dividends we pay. Stock splits are, in general, not subject to Japanese income tax or corporation tax.

In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by a Japanese corporation to Nonresident Shareholders is generally 20%. However, with respect to dividends paid on listed shares issued by a Japanese corporation (including shares of our common stock or ADSs) to Nonresident Shareholders, except for any individual shareholder who owns 5% or more (or 3% or more with respect to dividends due and payable on or after October 1, 2011) of the total number of shares issued by the relevant Japanese corporation, the aforementioned 20% withholding tax rate is reduced to (1) 7% for dividends due and payable on or before December 31, 2013 and (2) 15% for dividends due and payable on or after January 1, 2014.

As of the date of this annual report, Japan has income tax treaties in force, whereby the above-mentioned withholding tax rate is reduced, generally, to 15% for portfolio investors, with, among others, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, the Netherlands, New Zealand, Norway, Singapore, Spain, Sweden and Switzerland, while the income tax treaties with Australia, France, the United Kingdom and the United States generally reduce the withholding tax rate to 10% for portfolio investors. In addition, under the income tax treaty between Japan and the United States, dividends paid to pension funds which are qualified U.S. residents eligible to enjoy treaty benefits are exempt from Japanese income taxation by way of withholding or otherwise unless the dividends are derived from the carrying on of a business, directly or indirectly, by those pension funds. Under the income tax treaty between Japan and the United Kingdom, similar treatment will be applied to dividends. Under Japanese tax law, any reduced maximum rate applicable under a tax treaty will be available when the maximum rate is below the rate otherwise applicable under Japanese tax law referred to in the preceding paragraph with respect to the dividends to be paid by us on shares of common stock or ADSs. A Non-Resident Shareholder of shares of our common stock who is entitled, under any tax treaty, to a reduced rate of Japanese withholding tax, or exemption therefrom, as the case may be, is required to submit an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax on Dividends (together with any other required forms and documents) in advance, through the withholding agent, to the relevant tax authority before payment of dividends. A standing proxy for a Non-Resident Shareholder may provide the application services. See “Item 10.B Memorandum and Articles of Incorporation—Common Stock—General.” With respect to ADSs, this reduced rate or exemption will be applicable to Non-Resident Shareholders of ADSs if the Depositary or its agent submits two Application Forms (one before payment of dividends and the other within eight months after the record date concerning such payment of dividends), together with certain other documents. To claim this reduced rate or exemption, Non-Resident Shareholders of ADSs will be required to file a proof of taxpayer status, residence and beneficial ownership, as applicable, and to provide other information or documents as may be required by the Depositary. A Non-Resident Shareholder who is entitled, under any applicable tax treaty, to a reduced rate of Japanese withholding tax below the rate otherwise applicable under Japanese tax law mentioned above, or exemption therefrom, as the case may be, but fails to submit the required application in advance may nevertheless be entitled to claim a refund from the relevant Japanese tax authority of withholding taxes withheld in excess of the rate under an applicable tax treaty (if the Non-Resident Shareholder is entitled to a reduced treaty rate under the applicable tax treaty) or the full amount of tax withheld (if the Non-Resident Shareholder is entitled to an exemption under the applicable tax treaty), as the case may be, by complying with certain subsequent filing procedures. We do not assume any responsibility to ensure withholding at the reduced treaty rate, or exemption therefrom, for shareholders who would be so eligible under an applicable tax treaty but where the required procedures as stated above are not followed.

Gains derived from the sale outside Japan of shares of our common stock or ADSs by a Non-Resident Shareholder who is a portfolio investor are, in general, not subject to Japanese income tax or corporation tax.

Any deposits or withdrawals of shares of our common stock by a Non-Resident Shareholder in exchange for ADSs are, in general, not subject to Japanese income or corporation tax.

Japanese inheritance and gift taxes at progressive rates may be payable by an individual who has acquired shares of our common stock or ADSs from another individual as a legatee, heir or done, even if the individual is not a Japanese resident.

Potential investors should consult with their own tax advisors regarding the Japanese tax consequences of the ownership and disposition of shares of common stock or ADSs in light of their particular situations.

United States Federal Income Taxation

The following is a discussion of the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a particular person’s decision to hold the shares or ADSs. This discussion does not address U.S. state, local or non-U.S. tax consequences. As used herein, a U.S. Holder is a beneficial owner of shares or ADSs that is, for U.S. federal income tax purposes: (1) a citizen or resident of the United States; (2) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or (3) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

The discussion applies only to U.S. Holders who hold the shares or ADSs as capital assets for U.S. federal income tax purposes, and it does not address all of the tax consequences which may be applicable to special classes of holders, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers and certain traders in securities;

•	persons holding shares or ADSs as part of a hedge, straddle, conversion or other integrated transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	regulated investment companies;

•	real estate investment trusts;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons liable for the alternative minimum tax;

•	tax-exempt entities, including “individual retirement accounts” or “Roth IRAs”;

•	persons who acquired our shares or ADSs pursuant to the exercise of an employee stock option or otherwise as compensation;

•	persons holding shares or ADSs that own or are deemed to own 10% or more of our voting stock; or

•	persons holding shares or ADSs in connection with a trade or business conducted outside the United States.

If a partnership holds shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding shares or ADSs, and partners in such partnerships, should consult their own tax advisors.

This discussion is based on the Internal Revenue Code of 1986, as amended, administrative pronouncements, judicial decisions and final, temporary and proposed United States Treasury regulations, as well as the double taxation treaty between Japan and the United States, or the Treaty, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. It is also based in part on representations by the Depositary and assumes that each obligation under the Deposit Agreement and any related agreement or undertaking will be performed in accordance with its terms.

In general, a U.S. Holder who owns ADSs will be treated as the owner of the underlying shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying shares represented by those ADSs.

The U.S. Treasury has expressed concern that parties to whom American depositary shares are released before shares are delivered to the depositary (“prerelease”), or intermediaries in the chain of ownership between holders and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of American depositary shares. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain noncorporate holders. Accordingly, the creditability of Japanese taxes, and the availability of the reduced tax rate for dividends received by certain noncorporate U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries.

U.S. Holders should consult their own tax advisors concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of shares or ADSs in their particular circumstances.

This discussion assumes that we are not, and will not become, a passive foreign investment company, as described below.

Taxation of Distributions

Distributions received by a U.S. Holder on shares or ADSs, including the amount of any Japanese taxes withheld, other than certain pro rata distributions of shares, will constitute foreign-source dividend income to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to a U.S. Holder as dividends. The amount of the dividends a U.S. Holder will be required to include in income will equal the U.S. dollar value of the yen dividend, calculated by reference to the exchange rate in effect on the date the payment is received by the holder, or in the case of ADSs, by the Depositary, regardless of whether the payment is converted into U.S. dollars on the date of receipt. If the dividend is converted into U.S. dollars on the date of receipt, the U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend payment. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. Any foreign currency gain or loss realized by a U.S. Holder on a sale or other disposition of yen will be U.S.-source ordinary income or loss. Corporate U.S. Holders will not be entitled to claim the dividends-received deduction with respect to our dividends. Subject to applicable limitations, and the discussion above regarding concerns expressed by the U.S. Treasury, dividends received from us by certain noncorporate U.S. Holders in their taxable years beginning before January 1, 2013 may be taxable at favorable rates, up to a maximum rate of 15%. Noncorporate U.S. Holders should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to be taxed at these favorable rates.

Subject to applicable restrictions and limitations that may vary depending upon the U.S. Holder’s circumstances, Japanese taxes withheld from dividends on shares or ADSs at a rate not exceeding the rate provided by the Treaty will be creditable against the holder’s U.S. federal income tax liability. Instead of claiming a credit, a U.S. Holder may elect to deduct such Japanese taxes in computing its taxable income, subject to generally applicable limitations. The limitation on foreign taxes eligible for credit is calculated separately with respect to two categories of income, passive income and general income. The rules governing foreign tax credits are complex. U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits and deductions in their particular circumstances.

Sale and Other Disposition of the Shares or ADSs

A U.S. Holder will generally recognize capital gain or loss on the sale or other disposition of shares or ADSs, which will be long-term capital gain or loss if the holder has held the shares or ADSs for more than one year. The amount of the U.S. Holder’s gain or loss will be equal to the difference between the amount realized on the sale or other disposition and the holder’s tax basis in the shares or ADSs, each as determined in U.S. dollars. The deductibility of capital losses is subject to limitations. Any gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes.

Passive Foreign Investment Company Rules

Based upon certain proposed Treasury regulations that are not yet in effect, but are generally proposed to become effective for taxable years beginning after December 31, 1994, we believe that we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended March 31, 2011. However, since PFIC status depends upon the composition of our income and assets and the market value of our assets from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. Holder held shares, certain adverse U.S. federal income tax consequences could apply to the U.S. Holder.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and to backup withholding unless the U.S. Holder is an exempt recipient or, in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

10.F.    DIVIDENDS AND PAYING AGENTS

Not applicable.

10.G.    STATEMENT BY EXPERTS

Not applicable.

10.H.    DOCUMENTS ON DISPLAY

We are subject to the reporting requirements of the Securities Exchange Act of 1934. In accordance with these requirements, we file annual reports on Form 20-F and furnish periodic reports on Form 6-K with the Securities and Exchange Commission.

These materials, including this annual report and the exhibits thereto, may be inspected and copied at the Commission’s Public Reference Room at Room 1580, 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. The Commission also maintains a website at http://www.sec.gov that contains reports and proxy information regarding issuers that file electronically with the Commission. Some of the information may also be found on our website at http://www.smfg.co.jp.

10.I.    SUBSIDIARY INFORMATION

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures about Credit, Market and Other Risk

Quantitative and Qualitative Information about Risk Management

Basic Approach

As risks in the financial services industry increase in diversity and complexity, risk management (identifying, measuring, and controlling risk) has never been more important in the management of a financial institution. We have established a basic approach to be employed in risk management and include these in the manual entitled Regulations on Risk Management. The basic approach is to do the following:

•	set forth Group-wide basic policies for risk management after specifying the categories of risk to which these policies apply;

•

provide all necessary guidance to the Group companies to enable them to follow the Group-wide basic policies for risk management set forth by SMFG and set up their own appropriate risk management systems; and

•	monitor the risk management procedures implemented by all Group companies to ensure that their practices meet the relevant standards.

Types of Risk to Be Managed

We classify risk into the following categories:

Credit Risk. Credit risk is the possibility of a loss arising from a credit event, such as deterioration in the financial condition of a borrower, that causes an asset (including off-balance sheet transactions) to lose value or become worthless.

Market Risk. Market risk is the possibility that fluctuations in interest rates, foreign exchange rates or stock prices will change the market value of financial products, leading to a loss.

Liquidity Risk. Liquidity risk is the risk that there may be difficulties in raising funds needed for settlements, as a result of the mismatching of uses of funds and sources of funds or unexpected outflows of funds, which may make it necessary to raise funds at higher rates than normal.

Operational Risk (including Processing Risk and System Risk). Operational risk is the possibility of losses arising from inadequate or failed internal processes, people, and systems or from external events.

Processing Risk. Processing risk is the possibility of losses arising from negligent processing by employees, accidents or unauthorized activities.

System Risk. System risk is the possibility of losses arising from failure, malfunction, or unauthorized use of computer systems.

Risk Management System

The Group-wide basic policies for risk management are determined by the Management Committee, which consists of designated board members, and they are authorized by the board of directors. The policies include:

•	managing risk on a Group-wide basis;

•	managing risk using quantification methods;

•	ensuring consistency with business strategies;

•	setting up a system of checks and balances;

•	establishing contingency plans for emergencies and serious situations; and

•	verifying preparedness to handle reasonably conceivable risk situations.

The policies also include fundamental principles for each risk category, which each Group company has to follow when establishing its own risk management system. The Corporate Risk Management Department, in cooperation with the Corporate Planning Department, performs risk management according to the above policies. In addition, the Internal Audit Department is responsible for the independent review of risk management within the Group.

Risk management systems are in place at individual Group companies and they have been established in accordance with the Group-wide basic policies for risk management and implementation guidance provided by us. Based on these policies and guidance, each Group company implements guidelines and establishes processes for risk management. On an ongoing basis, these processes and risks are monitored by us.

For example, at the Bank, specific departments have been appointed to oversee the handling of the four risk categories listed above, in addition to the risks associated with settlement. Each risk category is managed taking into account the particular characteristics of that category. In addition, the Risk Management Unit has been established—independent of the business units—and the risk management system has been strengthened by consolidating the functions for managing risks—credit, market, liquidity and operational—into the Risk Management Unit and enhancing our across-the-board risk monitoring ability. One board member is assigned to oversee the Risk Management Unit comprising the Corporate Risk Management Department and the Credit & Investment Planning Department. The Corporate Risk Management Department—the unit’s planning department—seeks to manage all categories of risk in cooperation with the Corporate Planning Department. Moreover the Internal Audit Unit—independent of all business units—conducts periodic audits to ensure that the management system is functioning properly.

The decision-making process for addressing the risks at the operating level is also strengthened by the Credit Risk Management Committee and the Market Risk Management Committee, which are subcommittees of the Management Committee of the Bank.

Integrated Risk Management

(1) Risk Capital-Based Management

In order to maintain a balance between risk and return, we employ a risk capital-based management method. We measure “risk capital” based on value at risk, or VaR, and other specific measures such as uniform basic measures of credit, market and operational risks, taking into account the special characteristics of each type of risk and the business activities of each Group company.

We then allocate risk capital to each unit to keep the total exposure to various risks within the scope of our resources, i.e., capital. The allocation to each unit is determined by the Management Committee and authorized by the Board of Directors. In this framework, risk capital includes credit concentration risk and interest rate risk in the banking book, which are taken into account under the second pillar of Basel II. In addition, we conduct risk capital-based management activities on a consolidated basis, including each Group company.

Liquidity risk is managed within the context of cash-flow plans and funding gap. Other risk categories are managed with procedures closely attuned to the nature of the risk, as described in the following paragraphs.

Disclosures of the objectives, policies and processes to manage each risk and the methods used to measure each risk have been included in “Credit Risk,” “Market Risk and Liquidity Risk,” and “Operational Risk, Processing Risk and System Risk.”

(2) Stress Tests

In the current volatile business environment, stress tests are essential to analyze and estimate the effects of stress events brought about by the economic recession and market turbulence. When we establish the management plan, we implement stress tests based on multiple assumptions to analyze and estimate such effects on its financial condition.

Implementation of Basel II

Basel II is an international agreement on minimum capital requirement for internationally active banks, and it has been applied since March 31, 2007 in Japan.

The Basel II framework establishes multiple approaches of calculating the capital requirements; we have adopted the advanced IRB approach for credit risk since March 31, 2009, and AMA for operational risk since March 31, 2008 and we calculate our capital requirement properly.

Details of relevant initiatives are provided below, and detailed information on our capital ratio is provided in the discussion on Capital Ratio Information appearing in “Item 4.B. Business Overview—Regulation—Capital Adequacy” and “Item 5.B. Liquidity and Capital Resources—Capital Management.”

Credit Risk

Credit risk is the possibility of a loss arising from a credit event, such as the deterioration in the financial condition of a borrower that causes an asset (including off-balance sheet transactions) to decline in value or become worthless. Overseas credits also include an element of country risk, which is closely related to credit risk. This is the risk of loss caused by changes in political or economic conditions. Credit exposures arise principally in lending activities such as loans and advances, acquiring investment securities, derivative transactions, and off-balance sheet transactions such as loan commitments.

Credit Risk Management System

Credit risk is the most significant risk to which we are exposed. The purpose of credit risk management is to keep the credit risk exposure to a permissible level relative to capital, to maintain the quality of assets, and to ensure returns commensurate with risk.

On the basis of Group-wide basic policies for risk management, our Group companies follow the fundamental principles established by us to assess and manage credit risk. Each of our Group companies manages credit risk according to the nature of its business, and assesses and manages credit risks of individual loans and credit portfolios quantitatively, using consistent standards.

At the Bank, our significant banking subsidiary, the Credit & Investment Planning Department within the Risk Management Unit is responsible for the comprehensive management of credit risk. This department drafts and administers credit policies, the internal rating system, credit authority guidelines, and credit application guidelines, and manages non-performing loans, or NPLs, including impaired loans, and other aspects of credit portfolio management. The department also cooperates with the Corporate Risk Management Department in quantifying credit risk (risk capital and risk-weighted assets) and controls the Bank’s entire credit risk. Further, the Credit Portfolio Management Department within the Credit & Investment Planning Department has been strengthening its active portfolio management function whereby loan securitizations and other market transactions are used to stabilize the portfolio’s credit risk for more sophisticated portfolios.

The Corporate Research Department within the Corporate Services Unit performs research on industries and investigates the business situations of borrower enterprises to detect early signs of problems or growth potential. The Credit Administration Department is responsible for handling NPLs of borrowers classified as potentially bankrupt or lower, and draws up plans for their workouts, including write-offs, and corporate rehabilitation. The department closely liaises with SMBC Servicer Co., Ltd., our Group company, which engages in related services to efficiently reduce the amount of NPLs by such means as the sale of loans.

The credit departments within each business unit conduct credit risk management for loans handled by their units and manage their units’ portfolios. The credit limits they use are based on the baseline amounts that the Credit & Investment Planning Department establishes for each grading category, with particular attention paid to evaluating and managing customers or loans perceived to have particularly high credit risk.

The Internal Audit Unit, operating independently of the business units, audits asset quality, accuracy of grading and state of credit risk management, and reports the results directly to the board of directors and the Management Committee.

The Bank has established the Credit Risk Committee to undertake control of credit risk and to ensure loan operations.

Credit Risk Management Methods

To effectively manage the risk involved in individual loans as well as its credit portfolio as a whole, the Bank first acknowledges that every loan entails credit risk, assesses the credit risk posed by each borrower and loan using an internal rating system, and quantifies that risk for control purposes.

Credit Risk Evaluation

The Credit & Investment Planning Department manages an internal rating system for each asset control category set according to portfolio characteristics. For example, credits to commercial and industrial, or C&I, companies, individuals for business purposes (domestic only), sovereigns, public sector entities, and financial institutions are assigned an “obligor grade,” which indicates the borrower’s creditworthiness, and/or “facility grade,” which indicates the collectibility of assets taking into account the transaction conditions such as guarantee/collateral, and tenor. The business units determine an obligor grade by first assigning a financial grade using a financial strength grading model and data obtained from the obligor’s financial statements, including net worth and cash flows. The financial grade is then adjusted taking into account the actual state of the obligor’s financial position and qualitative factors to derive the obligor grade. The qualitative factors mainly include the expected future cash flows taking into account factors such as historical loss information, the appropriateness of the borrower’s business plan or operational improvement plan, the status of progress of its plan, and the overall support from financial institutions. In the event that the borrower is domiciled overseas, internal ratings for credit are made after taking into consideration the country rank, which represents an assessment of the credit quality of each country based on its political and economic situation, as well as its current account balance and external debt. Obligor grades and facility grades are reviewed once a year and as otherwise necessary, such as when there are changes in the credit situation. Our subsidiaries carry out credit risk evaluations in line with the Bank.

There are also grading systems for loans to individuals such as housing loans, loans to small businesses, and structured finance including project finance, where the repayment source is limited to the cash flows generated by a particular business or asset. For example, the obligor grade of housing loans is determined taking into account various relevant factors such as proportion of the repayment to revenue, proportion of down payment to the value and past due information.

The Credit & Investment Planning Department centrally manages the internal rating systems, and designs, operates, supervises and validates the grading models. It validates the grading models (including statistical validation) of main assets following the procedure manual once a year to ensure their effectiveness and suitability.

Quantification of Credit Risk

Credit risk quantification refers to the process of estimating the degree of credit risk of a portfolio or individual loan taking into account not just the obligor’s probability of default, or PD, but also the concentration of risk in a specific customer or industry and the loss impact of fluctuations in the value of collateral, such as real estate and securities.

Specifically, the PD by grade, loss given default, or LGD, credit quality correlation among obligors, and other parameter values are estimated using the historical data of obligors and facilities stored in a database to calculate the credit risk. Then, based on these parameters, the Bank runs a simulation of simultaneous default using the Monte Carlo Simulation to calculate the Bank’s maximum loss exposure to the estimated amount of the maximum losses that may be incurred. Based on these quantitative results, the Bank allocates risk capital.

Risk quantification is also executed for purposes such as to determine the portfolio’s risk concentration, or to simulate economic movements (stress tests), and the results are used for making optimal decisions across the whole range of business operations, including formulating business plans and providing a standard against which individual credit applications are assessed.

Credit Assessment

At the Bank, the credit assessment of corporate loans involves a variety of financial analyses, including cash flows, to predict an enterprise’s capability of loan repayment and its growth prospects. These quantitative measures, when combined with qualitative analyses of industrial trends, the enterprise’s research and development capabilities, the competitiveness of its products or services, and its management caliber, result in a comprehensive credit assessment. The loan application is analyzed in terms of the intended utilization of the funds and the repayment schedule. In the assessment of housing loans for individuals, the Bank employs a credit assessment model based on credit data amassed and analyzed by the Bank over many years, taking into account various relevant factors including proportion of the repayment to revenue, proportion of down payment to the value and past due information.

Credit Monitoring

At the Bank, in addition to analyzing loans at the application stage, the Credit Monitoring System is utilized to reassess obligor grades, and review credit policies for each obligor so that problems can be detected at an early stage, and quick and effective action can be taken. The system includes periodic monitoring carried out each time the financial results of the obligor enterprise are obtained, as well as continuous monitoring performed each time credit conditions change.

Credit Portfolio Management

Risk-Taking Within the Scope of Capital

To keep the credit risk exposure to a permissible level relative to capital, the Bank’s Corporate Risk Management Department sets credit risk limits for internal control purposes. Under these limits, separate guidelines are issued for each business unit, such as for real estate finance, fund investment, and investment in securitization products. The Corporate Risk Management Department conducts monthly monitoring to make sure that these guidelines are being followed.

Controlling Concentration Risk

As the concentration of credit risk in an industry or corporate group has the potential to substantially impair capital, the Bank’s Credit & Investment Planning Department sets guidelines for maximum loan amounts to prevent the excessive concentration of loans in an industry and to control large exposures to individual companies or corporate groups. Further, to manage country risk, the Credit Management Department of the International Banking Unit has credit limit guidelines based on each country’s creditworthiness.

Toward Active Portfolio Management

The Bank’s Credit Portfolio Management Department makes use of credit derivatives, loan asset sales, and other instruments to proactively and flexibly manage its portfolio to stabilize credit risk.

Market Risk and Liquidity Risk

Market risk is the possibility that fluctuations in interest rates, foreign exchange rates, stock prices or other market prices will change the market value of financial products, leading to a loss. The purpose of market risk management is to keep the market risk exposure to a permissible level relative to capital.

Liquidity risk is the risk that there may be difficulties in raising funds needed for settlements, as a result of the mismatching of uses of funds and sources of funds or unexpected outflows of funds, which may make it necessary to raise funds at higher rates than normal. The purpose of liquidity risk management is to ensure that the SMFG Group is in a position to address its liquidity obligations through monitoring the liquidity gap between assets and liabilities, and maintaining highly liquid supplementary funding resources.

On the basis of the Group-wide basic policies for risk management, we have a quantitative management process to control market and liquidity risks on a Group-wide basis by setting allowable risk limits by company. We annually review and identify which companies primarily carry the market and liquidity risks within the Group. We set permissible levels and upper limits of risk for each identified company in consideration of those companies’ business plans. We ensure that each identified company establishes a risk management system that is appropriate to the risks it faces, and has built in transparent risk management processes, clearly separating front-office, middle-office and back-office operations, and establishing a control system of mutual checks and balances.

Framework for market and liquidity risk management

The board of directors authorizes important matters relating to the management of market and liquidity risks, such as the basic policies and risk limits, which are decided by the Management Committee.

Additionally, at the Bank, the Corporate Risk Management Department manages market and liquidity risks in an integrated manner. The Corporate Risk Management Department is the planning department of the Risk Management Unit, which is independent of the business units that directly handle market transactions, and not only monitors the current risk situations but also reports regularly to the Management Committee and the board of directors. Furthermore, the Bank’s Asset Liability Management, or ALM, Committee meets on a monthly basis to examine reports on the state of observance of the Bank’s limits on market and liquidity risks and to review and discuss the Bank’s ALM operations.

To prevent unforeseen processing errors as well as fraudulent transactions, it is important to establish a system of checks on the business units (front office). At the Bank, both the processing departments (back office) and the administrative departments (middle office) conduct the checks. In addition, the Internal Audit Unit of the Bank periodically performs internal audits to verify that the risk management framework is functioning properly.

Market Risk Management Methods

Market Risk Management Process

We manage market risk from trading activities and non-trading activities, including strategic equity investment and other transactions within the risk capital limit which is determined taking into account our shareholders’ equity and other principal indicators of our financial position. We also establish an upper limit on VaR and losses within the risk capital limits.

Our market risk can be divided into various factors: foreign exchange rates, interest rates, equity prices and option risks. We manage each of these risks employing the VaR method as well as supplemental indicators suitable for managing each risk, such as the basis point value, or BPV.

VaR is the largest predicted loss that is possible given a fixed confidence interval. For example our VaR indicates the largest loss that is possible for a holding period of one day and a confidence interval of 99.0%. BPV is the amount of change in assessed value as a result of a one-basis-point (0.01%) movement in interest rates.

Market Risk Measurement Techniques—Value at Risk

The principal Group companies’ internal VaR model makes use of historical data to prepare scenarios for market fluctuations and, by conducting simulations of gains and losses, the model estimates the maximum losses that may occur. The VaR calculation method we employ for both trading and non-trading activities is based mainly on the following:

•	the historical simulation method;

•	a one-sided confidence interval of 99.0%;

•	a one-day holding period; and

•	an observation period of four years.

The relationship between the VaR calculated with the model and the actual profit and loss data is back-tested daily. The back-testing results for the Group’s trading accounts during the fiscal year ended March 31, 2011 are shown below. A data point below the diagonal line indicates a loss in excess of the predicted VaR for that day; however, there were no significant excess losses as with the previous year. This demonstrates that the Group’s VaR model, with a one-sided confidence interval of 99.0%, is sufficiently reliable.

Back-Testing Results (Trading Book—SMFG consolidated)

Marginal Profit or Loss (in ¥100 million)

VaR (in ¥100 million)

Trading Activities

Most of our trading activity is undertaken to accommodate the needs of commercial banking customers for interest rate and foreign exchange transactions. However, some interest rate and foreign exchange rate positions are taken using derivatives and other on-balance sheet instruments with the objective of earning a profit from favorable movements in market rates. The overall objective of managing market risk is to avoid unexpected losses due to changes in market prices.

Non-trading Activities

The market risk for non-trading activity arises principally from the interest rate risk of our ALM operations, or banking, including loans, debt investment securities, deposits, and long- and short-term borrowings, and from the equity risk of our strategic investments. ALM operations are regularly reviewed and discussed by the ALM Committee so as not to be heavily exposed to market fluctuations. Strategic equity investment is a portfolio that consists principally of publicly traded Japanese equities. This portfolio, like that of other financial institutions in Japan, has historically included shares of our customers.

VaR summary for the Fiscal Years Ended March 31, 2011 and 2010

The following tables show our VaR for a one-day holding period with a one-sided confidence interval of 99.0% computed daily using the historical simulation method (based on four years of historical observations). These figures are prepared based on the internal reporting provided to management.

The VaR model for the trading book includes principal consolidated subsidiaries. Our material market risk exposure categories consist of interest rate risk, foreign exchange risk, equities and commodities risk and others. In the following table, the “trading” column shows our VaR for instruments entered into for trading purposes and the “banking” and the “strategic equity investment” columns in aggregate show our VaR for instruments entered into for purposes other than trading purposes. “Strategic equity investment” is a portfolio that consists principally of publicly traded Japanese equities. This portfolio, like that of other financial institutions in Japan, has historically included shares of the SMFG Group’s customers.

VaR for Trading Activity

The aggregate VaR for the SMFG Group’s total trading activities at March 31, 2011 was ¥6.8 billion. VaR was higher as of March 31, 2011 compared with March 31, 2010 due to including Nikko Cordial Securities and other subsidiaries from the fiscal year of 2010.

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)(2)
	(In billions)
For the fiscal year ended March 31, 2011:
SMBC Consolidated
Maximum	¥6.8	¥1.8	¥2.2	¥0.5	¥8.7
Minimum	3.7	0.4	0.5	0.2	5.4
Daily average	5.2	0.8	1.4	0.2	7.2
At March 31, 2011	4.5	0.7	1.4	0.2	6.5
At March 31, 2010	0.8	0.8	0.2	0.2	1.5

SMFG Consolidated
Maximum	7.1	2.4	2.5	0.5	9.3
Minimum	3.9	0.5	0.7	0.2	5.8
Daily average	5.6	1.0	1.6	0.2	7.9
At March 31, 2011	4.7	0.8	1.5	0.2	6.8
At March 31, 2010	0.8	0.8	0.2	0.2	1.5

(1)	Total for “Maximum,” “Minimum” and “Daily average” represent the maximum, minimum and daily average of the total of the trading book. For certain subsidiaries, the SMFG Group employs the standardized method and/or the historical simulation method for the VaR calculation method.
(2)	Total for “Maximum,” “Minimum,” and “Daily average” for the fiscal year ended March 31, 2010 were ¥2.8 billion, ¥1.2 billion and ¥1.6 billion for SMBC Consolidated, and ¥2.8 billion, ¥1.2 billion and ¥1.6 billion for SMFG Consolidated, respectively.

VaR for Non-trading Activity

The aggregate VaR for the SMFG Group’s total banking activities as of March 31, 2011 was ¥48.6 billion most of which was composed of interest rate risk exposure based on the operations for the purpose of Asset and Liability Management of the Bank. VaR was higher as of March 31, 2011 compared with March 31,2010 in the category of interest rate risk primarily reflecting an increase in market volatility as well as increased positions.

Banking

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)(2)
	(In billions)
For the fiscal year ended March 31, 2011:
SMBC Consolidated
Maximum	¥46.3	¥0.1	¥12.1	¥0.0	¥49.6
Minimum	25.0	0.0	6.1	0.0	28.8
Daily average	35.9	0.0	8.2	0.0	39.4
At March 31, 2011	44.2	0.0	8.6	0.0	47.4
At March 31, 2010	28.4	0.0	7.4	1.2	32.8

SMFG Consolidated
Maximum	47.6	0.1	12.1	0.0	50.9
Minimum	25.9	0.0	6.1	0.0	29.7
Daily average	37.0	0.0	8.2	0.0	40.5
At March 31, 2011	45.5	0.0	8.6	0.0	48.6
At March 31, 2010	29.3	0.0	7.4	1.2	33.8

(1)	Total for “Maximum,” “Minimum” and “Daily average” represent the maximum, minimum and daily average of the total of the banking book.
(2)	Total for “Maximum,” “Minimum” and “Daily average” for the fiscal year ended March 31, 2010 were ¥42.4 billion, ¥30.9 billion and ¥36.2 billion for SMBC Consolidated, and ¥44.0 billion, ¥31.8 billion and ¥37.7 billion for SMFG Consolidated, respectively.

The aggregate VaR for strategic equity investments as of March 31, 2011 was ¥114.1 billion, a decrease from March 31, 2010 due primarily to a decline in the market price of the Strategic Equity Investment portfolio.

Strategic Equity Investment

Equities risk
(In billions)
For the fiscal year ended March 31, 2011:
SMBC Consolidated
Maximum	¥127.4
Minimum	98.4
Daily average	111.4
At March 31, 2011	111.8

SMFG Consolidated
Maximum	129.7
Minimum	100.3
Daily average	113.8
At March 31, 2011	114.1

For the fiscal year ended March 31, 2010:
SMBC Consolidated
Maximum	175.2
Minimum	100.4
Daily average	130.0
At March 31, 2010	121.0

SMFG Consolidated
Maximum	178.6
Minimum	102.3
Daily average	132.6
At March 31, 2010	123.4

Stress tests

The market occasionally undergoes extreme fluctuations that exceed projections. Therefore, to manage market risk, it is important to run simulations of situations that may occur only once in many years, or so-called stress tests. To prepare for unexpected market swings, the Bank performs stress tests on a monthly basis based on various scenarios including historical simulations which reflect past market fluctuations.

The limitations of the VaR methodology include the following:

•

The use of historical data as a proxy for estimating future events may underestimate the probability of extreme market movements. Past market movement is not necessarily a good indicator of future events.

•

The use of a holding period assumes that all positions can be liquidated or hedged in that period of time. This assumption does not fully capture the market risk arising during periods of illiquidity, when liquidation or hedging in that period of time may not be possible.

•	The use of a confidence level neither takes account of, nor makes any statement about, any losses that might occur beyond this level of confidence.

•	VaR does not capture all of the complex effects of the risk factors on the value of positions and portfolios and could underestimate potential losses.

Additional information for certain risks

Interest Rate Risk

To supplement the above limitations of VaR methodologies, the Group adopts various indices to measure and monitor the sensitivity of interest rates, including delta, gamma and vega risk. The Group considers BPV as one of the most significant indices to manage interest rate risk. BPV is the amount of change in the value to the banking and trading book as a result of a one-basis-point (0.01%) movement in interest rates. The principal Group companies use BPV to monitor interest rate risk, not only on a net basis, but also by term to prevent the concentration of interest rate risk in a specific period. The table “Basel II (Pillar2)—Outlier Ratio” presented below is one of the sensitivity analyses for interest rate risk concerning the banking book using the BPV approach. In addition, as previously addressed, the Group enhances the risk management method of VaR and BPV by using them in combination with back-testing and stress tests.

Interest rate risk substantially changes depending on the method used for recognizing the expected maturity dates of demand deposits that can be withdrawn at any time or the method used for estimating the timing of cancellation prior to maturity of time deposits and consumer housing loans. At the Bank, the maturity of demand deposits that are expected to be left with the bank for a prolonged period is regarded to be at the longest five years (2.5 years on average) and the cancellation prior to maturity of time deposits and consumer housing loans is estimated based on historical data.

Basel II (Pillar 2)—Outlier Ratio

A decline in economic value of the Bank on a consolidated basis as a result of a certain interest rate shock is measured as shown in the table based on the Outlier Framework of Basel II. At March 31, 2011, the outlier ratio was less than 7.8% at the Bank (Consolidated), substantially below the 20% criterion. (In the event the economic value of a bank declines by more than 20% of the sum of Tier I and Tier II capital, or the outlier ratio, as a result of interest rate shocks, that bank would fall into the category of “outlier bank,” as stipulated under the Second Pillar of Basel II.)

Decline in Economic Value Based on Outlier Framework

	The Bank consolidated
	At March 31,
	2011	2010
	(In billions, except percentages)
Total	¥696.5	¥532.7
Impact of yen interest rates	530.5	396.7
Impact of U.S. dollar interest rates	141.9	90.3
Impact of euro interest rates	16.0	33.2
Percentage of Tier I + Tier II	7.8%	6.1%

Note:	Decline in economic value is the decline of the present value of a banking portfolio after interest rate shocks (1st and 99th percentile of observed interest rate changes using a one-year holding period and five years of observables).

Foreign Exchange Risk

The principal Group companies set risk limits for each currency to manage the concentration of the foreign currency position. The foreign exchange risk is immaterial as shown above in “VaR by risk category.”

Strategic Equity Investment Risk

We establish limits on allowable risk for strategic equity investments, and monitor the observance of those limits to keep stock price fluctuation risk within acceptable parameters. We have been reducing its strategic equity investments, and the balance is within a permitted level which is less than 100% of our consolidated Tier I Capital. See “Item 4.B. Business Overview—Regulation—Japan—Restriction on Aggregate Shareholdings by a Bank.”

Liquidity Risk Management Process

To manage liquidity risk, we identify Group companies which have significant liquidity risk. Each identified Group company establishes a fundamental risk management framework, which includes, but is not limited to, establishing risk limits, such as funding gap limits, and contingency plans for liquidity management.

At the Bank, liquidity risk is regarded as one of the major risks. The Bank’s liquidity risk management is based on a framework consisting of setting funding gap limits, maintaining highly liquid supplementary funding sources, and establishing contingency plans.

In order not to be overly dependent on short-term market-based funding to cover cash outflows, the Bank sets funding gap limits. The funding gap limits are set Bank-wide and for each location, taking into account the cash flow plans, external environment, funding status, characteristics of local currency and other factors. Additionally, a risk limit is set by currency as needed to achieve more rigorous management.

To minimize the impact of a crisis on its funding, the Bank manages highly liquid supplementary funding sources, whereby it maintains high quality liquid assets, such as government bonds and has emergency borrowing facilities.

For emergency situations, there are contingency plans in place for addressing the funding liquidity risk which include an action plan with measures for reducing the funding gap limits.

Operational Risk, Processing Risk and System Risk

Operational risk is the possibility of losses arising from inadequate or failed internal processes, people and systems or from external events. We have prepared operational risk management regulations to define the basic rules to be observed across our Group. Under these regulations, we are working to raise the level of sophistication of our management of operational risk across the group by providing an effective framework for the identification, assessment, control and monitoring of significant risk factors and by establishing a system for executing contingency and business continuity plans.

Processing risk is the possibility of losses arising from negligent processing by employees, accidents, or unauthorized activities. We recognize that all operations entail processing risk. We are, therefore, working to raise the level of sophistication of our management of processing risk across the whole Group by ensuring that each branch conducts its own regular investigations of processing risk; minimizing losses in the event of processing errors or negligence by drafting exhaustive contingency plans; and carrying out thorough quantification of the risk under management.

System risk is the possibility of a loss arising from the failure, malfunction or unauthorized use of computer systems. We recognize that reliable computer systems are essential for the effective implementation of management strategy. We strive to minimize system risk by adopting and implementing risk management regulations and specific management standards, including a security policy. We also have contingency plans with the goal of minimizing losses in the event of a system failure. To prevent computer system breakdowns, we have also implemented numerous measures, including the duplication of various systems and infrastructures, maintaining its computer system to facilitate steady, uninterrupted operation, and establishing a disaster-prevention system consisting of computer centers in eastern and western Japan.

Other Risk

Settlement risk is the possibility of losses arising from a transaction that cannot be settled as planned. Because this risk comprises elements of several types of risks, including credit, liquidity, processing, and system risk, it requires interdisciplinary management.

Item 12.	Description of Securities other than Equity Securities

12.A    DEBT SECURITIES

Not applicable.

12.B    WARRANTS AND RIGHTS

Not applicable.

12.C    OTHER SECURITIES

Not applicable.

12.D    AMERICAN DEPOSITARY SHARES

Under the terms of the deposit agreement, an ADS holder may have to pay the following service fees to the depositary:

Service	Fees
Issuance of ADSs	Up to U.S. 5¢ per ADS issued

Cancellation of ADSs	Up to U.S. 5¢ per ADS canceled

Distribution of cash dividends or other cash distributions	Up to U.S. 5¢ per ADS held

Distribution of ADSs pursuant to stock dividends, free stock distributions or exercises of rights	Up to U.S. 5¢ per ADS held

Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held

Depositary services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the depositary

An ADS holder will also be responsible for paying certain fees and expenses incurred by the depositary and certain taxes and governmental charges such as:

•	taxes (including applicable interest and penalties) and other governmental charges;

•

the registration fees applicable to transfers of shares or other deposited securities to or from the name of the custodian, the depositary or any nominees upon the making of deposits or withdrawals, respectively;

•

the cable, telex and facsimile transmission and delivery expenses expressly provided in the deposit agreement to be at the expense of the person depositing or withdrawing shares or holders and beneficial owners of ADSs;

•	the expenses and charges incurred by the depositary in the conversion of foreign currency;

•

the fees and expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to shares, deposited securities, ADSs and ADRs; and

•	the fees and expenses incurred by the depositary, the custodian, or any nominee in connection with the servicing or delivery of deposited securities.

Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary and by the brokers (on behalf of their clients) delivering the ADSs to the depositary for cancellation. The brokers in turn charge these transaction fees to their clients.

Citibank, N.A., as depositary, has agreed to reimburse us annually for expenses related to the administration and maintenance of the depositary receipt facility. We did not receive any reimbursements from Citibank, N.A. in the fiscal year ended March 31, 2011.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including Koichi Miyata, our President and Representative Director and Tetsuya Kubo, our Representative Director, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of March 31, 2011. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable, not absolute, assurance of achieving their control objectives. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based upon the evaluation referred to above, Mr. Miyata and Mr. Kubo concluded that the design and operation of our disclosure controls and procedures as of March 31, 2011 were effective to provide reasonable assurance that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

The FIEA, requires listed companies on Japanese stock exchanges to file, together with their annual securities reports required by FIEA, audited internal control reports assessing the effectiveness of their internal controls over financial reporting. We have established internal controls over financial reporting, as well as rules for evaluating those controls, in order to provide reasonable assurance of the reliability of our financial reporting and the preparation of financial statements under Japanese GAAP. However, we do not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our independent registered public accounting firm under section 404 of the U.S. Sarbanes-Oxley Act of 2002 in this annual report, as we are in a transition period for newly public companies established by SEC rules. We are required to include such management’s assessment from the annual report for the fiscal year ending March 31, 2012, and are establishing internal control over financial reporting therefore. Except for the discussion above, during the period covered by this annual report, there were no changes in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

We have determined at a meeting of our board of corporate auditors in July 2009 that Mr. Satoshi Itoh is an “audit committee financial expert” as defined in Item 16A of Form 20-F and is “independent” as defined in the listing standards of the NYSE. Mr. Itoh, an outside corporate auditor under the Companies Act, has spent most of his career auditing Japanese corporations as a certified public accountant and was a special professor at Chuo University Graduate School of International Accounting from April 2002 to March 2007.

Item 16B.	Code of Ethics

We have adopted a code of ethics, which is comprised of internal rules included in our business ethics and compliance manual, each of which applies to all our directors, officers and other employees.

Our business ethics are commonly applicable principles of Corporate Social Responsibility, or CSR, in which observance of the compliance system is regarded as very important. Our compliance manual sets forth the necessity of adherence to our management philosophy and code of conduct by our directors, officers and other employees, and the roles and responsibilities of our employees, compliance officers, Compliance Division and others in the event of a breach of the compliance rules.

This manual was created to identify, and to promote compliance by our directors, officers and other employees with relevant laws and regulations in conjunction with our management philosophy and code of conduct and compliance rules. This manual also sets forth the procedures regarding the handling of conflicts of interest for our directors and the promotion of conduct that meets our management philosophy and code of conduct and compliance rules for employees. For a detailed discussion of our management philosophy and code of conduct, see “Item 4B. Business Overview—Management Philosophy.”

A copy of the sections of our business ethics and compliance manual equivalent to the “code of ethics” (as defined in paragraph (b) of Item 16B of Form 20-F) is attached as Exhibit 11 to this annual report.

There were no material changes to the code of ethics during the fiscal year ended March 31, 2011. No waivers of the business ethics and compliance manual have been granted to any of our directors, officers or other employees, during the fiscal year ended March 31, 2011.

Item 16C.	Principal Accountant Fees and Services

Fees for Services Provided by KPMG AZSA LLC and its Affiliates

The aggregate fees billed by KPMG AZSA LLC, or KPMG, our independent registered public accounting firm, and its affiliates, for the fiscal years ended March 31, 2011 and 2010 are presented in the following table:

	Fiscal year ended March 31,
	2011	2010
	(In millions of yen)
Audit fees(1)	¥3,606	¥2,425
Audit-related fees(2)	129	122
Tax fees(3)	106	50
All other fees(4)	9	48

Total	¥3,850	¥2,645

(1)	Audit fees primarily include fees for the audit of our and our subsidiaries’ annual financial statements and services that are normally provided in connection with our statutory and regulatory filings.
(2)	Audit-related fees primarily include fees for attestation and related services that are not reported under audit fees.
(3)	Tax fees primarily include fees for tax compliance, assistance with preparation of tax return filings and tax advisory services.
(4)	All other fees primarily include fees for advisory services for accounting matters.

Pre-Approval Policies and Procedures

Pursuant to Rule 2-01(c)(7) of Regulation S-X, our board of corporate auditors pre-approves all engagements with KPMG and its affiliates. Under the policies and procedures established by our board of corporate auditors, SMFG and its subsidiaries must apply to our board of corporate auditors for pre-approval on either a periodic basis twice a year for services expected to be performed in the coming months or case-by-case basis before entering into the engagement with KPMG and its affiliates to perform audit and permitted non-audit services.

Pre-approval is granted by our board of corporate auditors prior to the engagement. Additionally, if necessary, full-time corporate auditors may consider any case-by-case application for pre-approval on behalf of our board of corporate auditors prior to the next scheduled board meeting. Such pre-approvals made by full-time corporate auditors are reported to our board of corporate auditors at the next scheduled board meeting.

Fees approved pursuant to the procedures described in paragraph 2-01(c)(7)(i)(C) of Regulation S-X, which provides for an exception to the general requirement for pre-approval in certain circumstances, were none for the fiscal year ended March 31, 2010, and approximately 0.4% of the total fees for the fiscal year ended March 31, 2011.

Item 16D.	Exemptions from the Listing Standards for the Audit Committee

We do not have an audit committee defined under the Securities Exchange Act of 1934. We are relying on the general exemption contained in Rule 10A-3(c)(3) under the Securities Exchange Act of 1934, which provides an exemption from the NYSE’s listing standards relating to audit committees for foreign companies that have a board of corporate auditors that meets the requirements set forth in Rule 10A-3(c)(3). Our reliance on Rule 10A-3(c)(3) does not, in our opinion, materially adversely affect the ability of our board of corporate auditors to act independently and to satisfy the other requirements of Rule 10A-3.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth purchases of our common stock by us and our affiliated purchasers during the fiscal year ended March 31, 2011:

	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs
April 1 to April 30, 2010	3,649	¥3,226	—	—
May 1 to May 31, 2010	1,484	2,865	—	—
June 1 to June 30, 2010	1,564	2,675	—	—
July 1 to July 31, 2010	3,284	2,549	—	—
August 1 to August 31, 2010	2,930	2,644
September 1 to September 30, 2010	1,465	2,584	—	—
October 1 to November 30, 2010	1,933	2,431	—	—
November 1 to November 30, 2010	2,611	2,511	—	—
December 1 to December 31, 2010	9,046	2,776	—	—
January 1 to January 31, 2011	3,186	2,949	—	—
February 1 to February 28, 2011	15,482,860	3,079	15,479,400	—
March 1 to March 31, 2011	2,979	2,945	—	—

Total	15,516,991	¥3,078	15,479,400	—

(1)	A total of 37,591 shares were purchased other than through a publicly announced plan or program during the fiscal year ended March 31, 2011, due to our purchase of shares constituting less than one (1) unit from registered holders of shares constituting less than one (1) unit at the current market price of those shares.
(2)	On January 28, 2011, we and our wholly owned subsidiary SMFG Card & Credit, at the meetings of our and their respective boards of directors, resolved to make Cedyna a wholly owned consolidated subsidiary of us by a share exchange which became effective on May 1, 2011. Concurrently, SMFG Card & Credit also announced that it would acquire up to 15,479,400 shares of SMFG common stock to be delivered from February 8, 2011 to April 22, 2011 by means of purchases in the open market through a trust.

Pursuant to this resolution, we acquired 15,479,400 shares of our common stock for an aggregate purchase price of ¥47,654,402,300 and concluded such acquisition on February 25, 2011.

Item 16F.	Change in Registrant’s Certifying Accountant

None.

Item 16G.	Corporate Governance

Companies listed on the NYSE must comply with certain corporate governance standards provided under Section 303A of the NYSE Listed Company Manual. However, NYSE-listed companies that are foreign private issuers, including us, are permitted to follow home country practices in lieu of certain provisions of Section 303A if such foreign private issuers meet certain criteria. We rely on the exemption for home country practices concerning the listing of our ADSs on the NYSE.

Foreign private issuers listed on the NYSE are required to provide to their U.S. investors a brief, general summary of the significant differences of corporate governance practices that differ from U.S. companies under NYSE listing standards. The following is a summary of the significant ways in which our corporate governance practices differ from NYSE standards followed by U.S. companies:

•

U.S. companies listed on the NYSE are required to have an audit committee composed entirely of independent directors. Under the Companies Act of Japan, we are required to have a corporate governance system based on either (i) a board of corporate auditors or (ii) committees. We adopt a corporate governance system based on a board of corporate auditors. The basic function of the board of corporate auditors is similar to that of independent directors, including those who are members of the audit committee, of a NYSE-listed U.S. company, i.e., to monitor the performance of the directors and review and express opinions on the method of auditing by the independent registered public accounting firm and on such accounting firm’s audit reports for the protection of the company’s shareholders. Under the Companies Act, we are required to have at least half of our corporate auditors be outside corporate auditors who meet the independence requirements under the Companies Act. Currently, three of our six corporate auditors are outside corporate auditors that meet such independence requirements. In addition, none of the corporate auditors may at the same time be directors, managers or employees of the company or any of its subsidiaries, or accounting participants or executive officers of such subsidiaries. While the Companies Act does not require corporate auditors to have expertise in accounting or other special knowledge and experience, one of our corporate auditors is a certified public accountant in Japan. We rely on an exemption from the audit committee requirements imposed by Rule 10A-3 of the Securities Exchange Act of 1934, which is available to foreign private issuers with a board of auditors (or similar body) meeting specified criteria. With respect to our board of corporate auditors, the criteria that we meet include the following:

•

responsible, to the extent permitted by law, for the appointment, retention and supervision of the work of a registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attestation services for us;

•

subject to procedures for the receipt, retention and treatment of complaints and the confidential, anonymous submission of concerns by employees regarding the status of our internal control system on accounting and financial reporting and internal and external audits;

•	each corporate auditor has the authority to engage independent counsel and other advisers if such engagement is necessary to carry out his or her duties; and

•	each corporate auditor has the ability to require us to pay any and all expenses necessary for carrying out his or her duties.

Under the Companies Act, companies that adopt a corporate governance system based on a board of corporate auditors, such as us, are not required to maintain directors that are outside directors who meet the independence requirements under the Companies Act. However, three of our twelve directors are outside directors who meet such requirements.

•

A NYSE-listed U.S. company is required to have a nominating/corporate governance committee and a compensation committee, all of which must be composed entirely of independent directors. While we, a company which has corporate auditors, are not required to establish a nominating committee or a compensation committee under Japanese law, we voluntarily established similar committees, each with six members, three of which are outside directors, to advise the board of directors on these matters in order to ensure transparency and impartiality in matters of personnel decisions affecting the board of directors and directors’ compensation.

•

A NYSE-listed U.S. company must hold regularly scheduled executive sessions where participants are limited to non-management directors. Under the Companies Act, Japanese corporations are not obliged to hold executive sessions where participants are limited to non-management directors.

•

The Companies Act requires that the aggregate amount of remuneration to be paid to all directors and the aggregate amount of remuneration to be paid to all corporate auditors to be determined by a resolution of a general meeting of shareholders, unless their remuneration is provided for in the articles of incorporation. Based on the above resolution, the distribution of remuneration among directors is broadly delegated to our board of directors, which takes into consideration the advisory opinion by the compensation committee, and the distribution of remuneration among corporate auditors is determined by consultation among our corporate auditors.

•

A NYSE-listed U.S. company must adopt a code of business conduct and ethics and must post the code on its website. While we are not required to adopt such code under Japanese law or the rules of stock exchanges in Japan on which we are listed, we maintain our code of conduct as our standard for corporate conduct to be observed by our directors, officers and employees.

•

A NYSE-listed U.S. company must generally obtain shareholder approval with respect to any equity compensation plan, subject to limited exemptions. Under the Companies Act of Japan, the adoption of an equity compensation plan including stock option-based plans for directors and corporate auditors requires shareholder approval. In order to issue stock options, a public company such as SMFG must obtain the approval of its board of directors, unless stock options are granted on preferential terms to the recipient, in which case it must obtain shareholder approval by a “special resolution” of a general meeting of shareholders. Under our articles of incorporation, the quorum for such a special resolution of SMFG’s shareholders is at least one-third of the total number of voting rights of all of shareholders, and approval by at least two-thirds of the number of voting rights represented at the meeting is required.

SMFG obtained shareholder approval at its June 2010 general meeting of shareholders to introduce stock compensation-type stock options to directors and corporate auditors. Under the terms resolved at the meeting SMFG may issue stock options to its directors and corporate auditors as part of their remuneration upon the approval of its board of directors unless stock options are issued on preferential terms to the recipient. For additional information, see “Item 6.E. Share Ownership.”

PART III

Item 17.	Financial Statements

We have responded to Item 18 in lieu of this item.

Item 18.	Financial Statements

The information required by this item is set forth in our consolidated financial statements starting on page F-1 of this annual report.

Item 19.	Exhibits

We have filed the following documents as exhibits to this document.

Exhibit 8	List of subsidiaries of Sumitomo Mitsui Financial Group, Inc., as of March 31, 2011

Exhibit 11	Code of Ethics of Sumitomo Mitsui Financial Group, Inc.

Exhibit 12.1	CEO Certification Required by Rule 13a-14(a) (17 CFR 240.13a-14(a))

Exhibit 12.2	CFO Certification Required by Rule 13a-14(a) (17 CFR 240.13a-14(a))

Exhibit 13.1	Certification Required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

Exhibit 13.2	Certification Required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

We have not included as exhibits certain instruments with respect to our long-term debt. The total amount of our long-term debt securities or that of our subsidiaries, authorized under any instrument does not exceed 10% of our total assets. We hereby agree to furnish to the Securities and Exchange Commission, upon its request, a copy of any instrument defining the rights of holders of our long-term debt or that of our subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Koichi Miyata
	Name:	Koichi Miyata
	Title:	President and Representative Director

Date: July 29, 2011

SELECTED STATISTICAL DATA

I.	Distribution of Assets, Liabilities and Equity; Interest Rates and Interest Differential

Average Statements of Financial Positions, Interest and Average Rates

The following table shows the average balances of the SMFG Group’s statement of financial positions items and related interest and average interest rates for the fiscal years ended March 31, 2011, 2010 and 2009. Average balances are generally based on a daily average. Weekly, month-end or quarter-end averages are used for certain average balances where it is not practical to obtain the applicable daily averages. The average balances determined by such methods are considered to be representative of the SMFG Group’s operations. The allocation of amounts between domestic and foreign is based on the location of the office.

	For the fiscal year ended March 31,
	2011			2010			2009
	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate
	(In millions, except percentages)
Interest-earning assets:
Interest-earning deposits with other banks:
Domestic offices	¥298,557	¥1,144	0.38%	¥222,757	¥1,005	0.45%	¥569,321	¥7,409	1.30%
Foreign offices	2,224,887	17,324	0.78%	2,054,195	13,591	0.66%	1,715,303	38,172	2.23%

Total	2,523,444	18,468	0.73%	2,276,952	14,596	0.64%	2,284,624	45,581	2.00%

Call loans and bills bought:
Domestic offices	361,438	2,252	0.62%	347,177	2,500	0.72%	401,158	5,404	1.35%
Foreign offices	802,633	7,022	0.87%	819,819	4,952	0.60%	635,338	10,797	1.70%

Total	1,164,071	9,274	0.80%	1,166,996	7,452	0.64%	1,036,496	16,201	1.56%

Reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	4,467,165	11,271	0.25%	2,509,461	8,634	0.34%	854,797	5,664	0.66%
Foreign offices	76,189	2,375	3.12%	24,899	802	3.22%	136,182	1,942	1.43%

Total	4,543,354	13,646	0.30%	2,534,360	9,436	0.37%	990,979	7,606	0.77%

Trading assets(1):
Domestic offices	4,218,883	35,268	0.84%	1,954,014	7,270	0.37%	1,171,989	8,861	0.76%
Foreign offices	114,134	2,262	1.98%	103,244	1,780	1.72%	66,588	2,907	4.37%

Total	4,333,017	37,530	0.87%	2,057,258	9,050	0.44%	1,238,577	11,768	0.95%

Financial assets at fair value through profit or loss(2):
Domestic offices	1,984,458	5,798	0.29%	1,990,261	11,664	0.59%	1,969,275	15,218	0.77%

Held-to-maturity investments(3):
Domestic offices	3,709,853	32,629	0.88%	2,830,378	28,784	1.02%	1,601,687	17,138	1.07%

Available-for-sale financial assets(3):
Domestic offices	19,297,268	103,026	0.53%	13,561,413	104,254	0.77%	11,575,425	122,548	1.06%
Foreign offices	1,229,769	19,076	1.55%	1,120,526	17,819	1.59%	1,037,788	31,050	2.99%

Total	20,527,037	122,102	0.59%	14,681,939	122,073	0.83%	12,613,213	153,598	1.22%

Loans and advances(4):
Domestic offices	63,761,723	1,282,041	2.01%	64,768,749	1,317,068	2.03%	63,451,358	1,424,878	2.25%
Foreign offices	9,702,902	242,021	2.49%	10,451,249	266,638	2.55%	11,611,878	499,046	4.30%

Total	73,464,625	1,524,062	2.07%	75,219,998	1,583,706	2.11%	75,063,236	1,923,924	2.56%

Total interest-earning assets:
Domestic offices	98,099,345	1,473,429	1.50%	88,184,210	1,481,179	1.68%	81,595,010	1,607,120	1.97%
Foreign offices	14,150,514	290,080	2.05%	14,573,932	305,582	2.10%	15,203,077	583,914	3.84%

Total	112,249,859	1,763,509	1.57%	102,758,142	1,786,761	1.74%	96,798,087	2,191,034	2.26%

Non-interest-earning assets:
Cash and due from banks	2,416,670			2,228,009			2,012,249
Other non-interest-earning assets	14,975,785			20,334,857			19,388,464
Allowance for loan losses	(1,548,825)			(1,635,248)			(1,259,802)

Total non-interest-earning assets	15,843,630			20,927,618			20,140,911

Total assets	¥128,093,489			¥123,685,760			¥116,938,998

Total assets attributable to foreign offices	13.0%			14.2%			15.1%

	For the fiscal year ended March 31,
	2011			2010			2009
	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate
	(In millions, except percentages)
Interest-bearing liabilities:
Deposits:
Domestic offices	¥67,912,936	¥78,529	0.12%	¥65,150,510	¥119,055	0.18%	¥60,532,595	¥215,634	0.36%
Foreign offices	8,351,047	55,955	0.67%	8,916,248	54,319	0.61%	7,312,931	164,463	2.25%

Total	76,263,983	134,484	0.18%	74,066,758	173,374	0.23%	67,845,526	380,097	0.56%

Call money and bills sold:
Domestic offices	1,613,628	2,166	0.13%	1,857,443	2,855	0.15%	2,727,860	12,528	0.46%
Foreign offices	334,514	1,672	0.50%	1,207,668	3,392	0.28%	768,717	10,143	1.32%

Total	1,948,142	3,838	0.20%	3,065,111	6,247	0.20%	3,496,577	22,671	0.65%

Repurchase agreements and cash collateral on securities lent:
Domestic offices	5,074,570	9,421	0.19%	3,472,016	6,843	0.20%	4,618,897	62,029	1.34%
Foreign offices	602,510	2,183	0.36%	365,884	703	0.19%	558,910	5,474	0.98%

Total	5,677,080	11,604	0.20%	3,837,900	7,546	0.20%	5,177,807	67,503	1.30%

Trading liabilities(1):
Domestic offices	1,909,663	22,653	1.19%	546,183	3,095	0.57%	31,082	245	0.79%
Foreign offices	3,801	76	2.00%	470	12	2.55%	1,922	79	4.11%

Total	1,913,464	22,729	1.19%	546,653	3,107	0.57%	33,004	324	0.98%

Borrowings:
Domestic offices	8,600,247	70,713	0.82%	6,066,674	60,837	1.00%	5,692,628	75,665	1.33%
Foreign offices	451,803	14,762	3.27%	471,182	18,467	3.92%	530,854	27,249	5.13%

Total	9,052,050	85,475	0.94%	6,537,856	79,304	1.21%	6,223,482	102,914	1.65%

Debt securities in issue:
Domestic offices	4,873,726	65,834	1.35%	4,783,157	67,785	1.42%	4,691,973	75,851	1.62%
Foreign offices	595,205	9,110	1.53%	431,283	10,543	2.44%	482,434	24,320	5.04%

Total	5,468,931	74,944	1.37%	5,214,440	78,328	1.50%	5,174,407	100,171	1.94%

Other interest-bearing liabilities:
Domestic offices	72,261	635	0.88%	83,198	1,977	2.38%	96,403	2,908	3.02%
Foreign offices	4,147	76	1.83%	4,518	34	0.75%	3,852	29	0.75%

Total	76,408	711	0.93%	87,716	2,011	2.29%	100,255	2,937	2.93%

Total interest-bearing liabilities:
Domestic offices	90,057,031	249,951	0.28%	81,959,181	262,447	0.32%	78,391,438	444,860	0.57%
Foreign offices	10,343,027	83,834	0.81%	11,397,253	87,470	0.77%	9,659,620	231,757	2.40%

Total	100,400,058	333,785	0.33%	93,356,434	349,917	0.37%	88,051,058	676,617	0.77%

Non-interest-bearing liabilities	20,092,929			24,775,374			23,895,713
Total equity	7,600,502			5,553,952			4,992,227

Total equity and liabilities	¥128,093,489			¥123,685,760			¥116,938,998

Total liabilities attributable to foreign offices	10.8%			12.1%			10.7%
Net interest income and interest rate spread		¥1,429,724	1.24%		¥1,436,844	1.37%		¥1,514,417	1.49%

Net interest income as a percentage of total interest-earning assets			1.27%			1.40%			1.56%

(1)	The net amount of interest income on trading assets and interest expense on trading liabilities is reported as net trading income in our consolidated income statement.
(2)	Interest income on financial assets at fair value through profit or loss is reported in net income (loss) from financial assets at fair value through profit or loss in our consolidated income statement.
(3)	Taxable investment securities and non-taxable investment securities are not disclosed separately because the aggregate effect of these average balances and interest income would not be material. In addition, the yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect of such calculation would not be material.
(4)	Loans and advances include impaired loans and advances. The amortized portion of net loan origination fees (costs) is included in interest income on loans and advances.

Analysis of Net Interest Income

The following table shows the changes to the SMFG Group’s net interest income attributable to changes in the volume and changes in the rates for the fiscal year ended March 31, 2011 compared to the fiscal year ended March 31, 2010 and for the fiscal year ended March 31, 2010 compared to the fiscal year ended March 31, 2009.

Changes attributable to the combined impact of changes in the rates and the volume have been allocated proportionately to the changes in the volume and changes in the rates.

	Fiscal year ended March 31, 2011 compared to fiscal year ended March 31, 2010 Increase / (decrease)			Fiscal year ended March 31, 2010 compared to fiscal year ended March 31, 2009 Increase / (decrease)
	Volume	Rate	Net change	Volume	Rate	Net change
	(In millions)
Interest income:
Interest-earning deposits with other banks:
Domestic offices	¥305	¥(166)	¥139	¥(3,089)	¥(3,315)	¥(6,404)
Foreign offices	1,193	2,540	3,733	6,379	(30,960)	(24,581)

Total	1,498	2,374	3,872	3,290	(34,275)	(30,985)

Call loans and bills bought:
Domestic offices	99	(347)	(248)	(651)	(2,253)	(2,904)
Foreign offices	(106)	2,176	2,070	2,507	(8,352)	(5,845)

Total	(7)	1,829	1,822	1,856	(10,605)	(8,749)

Reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	5,372	(2,735)	2,637	6,742	(3,772)	2,970
Foreign offices	1,601	(28)	1,573	(2,373)	1,233	(1,140)

Total	6,973	(2,763)	4,210	4,369	(2,539)	1,830

Trading assets:
Domestic offices	13,509	14,489	27,998	4,207	(5,798)	(1,591)
Foreign offices	199	283	482	1,139	(2,266)	(1,127)

Total	13,708	14,772	28,480	5,346	(8,064)	(2,718)

Financial assets at fair value through profit or loss:
Domestic offices	(34)	(5,832)	(5,866)	161	(3,715)	(3,554)

Held-to-maturity investments:
Domestic offices	8,104	(4,259)	3,845	12,535	(889)	11,646

Available-for-sale financial assets:
Domestic offices	36,198	(37,426)	(1,228)	18,808	(37,102)	(18,294)
Foreign offices	1,702	(445)	1,257	2,307	(15,538)	(13,231)

Total	37,900	(37,871)	29	21,115	(52,640)	(31,525)

Loans and advances:
Domestic offices	(20,342)	(14,685)	(35,027)	29,080	(136,890)	(107,810)
Foreign offices	(18,749)	(5,868)	(24,617)	(45,879)	(186,529)	(232,408)

Total	(39,091)	(20,553)	(59,644)	(16,799)	(323,419)	(340,218)

Total interest income:
Domestic offices	43,211	(50,961)	(7,750)	67,793	(193,734)	(125,941)
Foreign offices	(14,160)	(1,342)	(15,502)	(35,920)	(242,412)	(278,332)

Total	¥29,051	¥(52,303)	¥(23,252)	¥31,873	¥(436,146)	¥(404,273)

	Fiscal year ended March 31, 2011 compared to fiscal year ended March 31, 2010 Increase / (decrease)			Fiscal year ended March 31, 2010 compared to fiscal year ended March 31, 2009 Increase / (decrease)
	Volume	Rate	Net change	Volume	Rate	Net change
	(In millions)
Interest expense:
Deposits:
Domestic offices	¥4,858	¥(45,384)	¥(40,526)	¥15,365	¥(111,944)	¥(96,579)
Foreign offices	(3,577)	5,213	1,636	29,980	(140,124)	(110,144)

Total	1,281	(40,171)	(38,890)	45,345	(252,068)	(206,723)

Call money and bills sold:
Domestic offices	(348)	(341)	(689)	(3,135)	(6,538)	(9,673)
Foreign offices	(3,373)	1,653	(1,720)	3,875	(10,626)	(6,751)

Total	(3,721)	1,312	(2,409)	740	(17,164)	(16,424)

Repurchase agreements and cash collateral on securities lent:
Domestic offices	3,053	(475)	2,578	(12,440)	(42,746)	(55,186)
Foreign offices	624	856	1,480	(1,434)	(3,337)	(4,771)

Total	3,677	381	4,058	(13,874)	(46,083)	(59,957)

Trading liabilities:
Domestic offices	13,626	5,932	19,558	2,938	(88)	2,850
Foreign offices	67	(3)	64	(45)	(22)	(67)

Total	13,693	5,929	19,622	2,893	(110)	2,783

Borrowings:
Domestic offices	22,183	(12,307)	9,876	4,714	(19,542)	(14,828)
Foreign offices	(734)	(2,971)	(3,705)	(2,830)	(5,952)	(8,782)

Total	21,449	(15,278)	6,171	1,884	(25,494)	(23,610)

Debt securities in issue:
Domestic offices	1,266	(3,217)	(1,951)	1,449	(9,515)	(8,066)
Foreign offices	3,252	(4,685)	(1,433)	(2,352)	(11,425)	(13,777)

Total	4,518	(7,902)	(3,384)	(903)	(20,940)	(21,843)

Other interest-bearing liabilities:
Domestic offices	(232)	(1,110)	(1,342)	(365)	(566)	(931)
Foreign offices	(3)	45	42	5	—	5

Total	(235)	(1,065)	(1,300)	(360)	(566)	(926)

Total interest expense:
Domestic offices	44,406	(56,902)	(12,496)	8,526	(190,939)	(182,413)
Foreign offices	(3,744)	108	(3,636)	27,199	(171,486)	(144,287)

Total	40,662	(56,794)	(16,132)	35,725	(362,425)	(326,700)

Net interest income:
Domestic offices	(1,195)	5,941	4,746	59,267	(2,795)	56,472
Foreign offices	(10,416)	(1,450)	(11,866)	(63,119)	(70,926)	(134,045)

Total	¥(11,611)	¥4,491	¥(7,120)	¥(3,852)	¥(73,721)	¥(77,573)

II.	Investment Portfolio

The information as to the value of held-to-maturity investments and available-for-sale financial assets at March 31, 2011, 2010 and 2009 is presented on Item 5.A. Operating Results—Investment Securities.

The following table shows the book values, maturities and weighted average yields of held-to-maturity investments and available-for-sale financial assets, excluding equity instruments, at March 31, 2011. Weighted average yields are calculated based on amortized cost. Yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect of such a calculation would not be material.

	Not later than one year		Later than one year and not later than five years		Later than five years and not later than ten years		Later than ten years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(In millions, except percentages)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥155,491	0.63%	¥3,313,346	0.79%	¥294,878	1.28%	¥—	—	¥3,763,715	0.82%
Japanese municipal bonds	4,004	0.31%	167,405	1.05%	107	0.63%	—	—	171,516	1.03%
Japanese corporate bonds	5,759	0.52%	226,521	1.29%	14,329	1.42%	—	—	246,609	1.28%
Other debt instruments	—	—	—	—	—	—	—	—	—	—

Total domestic	165,254	0.62%	3,707,272	0.83%	309,314	1.28%	—	—	4,181,840	0.85%

Foreign:
U.S. Treasury government and other U.S. government agencies bonds	—	—	—	—	—	—	—	—	—	—
Other governments and official institutions bonds	—	—	—	—	—	—	—	—	—	—
Other debt instruments	—	—	—	—	—	—	—	—	—	—

Total foreign	—	—	—	—	—	—	—	—	—	—

Total	¥165,254	0.62%	¥3,707,272	0.83%	¥309,314	1.28%	¥—	—	¥4,181,840	0.85%

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥11,512,537	0.12%	¥7,629,920	0.26%	¥1,081,021	0.74%	¥—	—	¥20,223,478	0.21%
Japanese municipal bonds	15,670	0.77%	280,688	0.63%	76,346	0.91%	47	1.96%	372,751	0.70%
Japanese corporate bonds	125,625	0.98%	229,902	0.90%	57,940	0.85%	—	—	413,467	0.92%
Other debt instruments	205,222	1.25%	—	—	—	—	—	—	205,222	1.25%

Total domestic	11,859,054	0.15%	8,140,510	0.29%	1,215,307	0.75%	47	1.96%	21,214,918	0.24%

Foreign:
U.S. Treasury and other U.S. government agencies bonds	685,064	0.62%	2,398,444	1.03%	1,199,752	2.33%	—	—	4,283,260	1.34%
Other governments and official institutions bonds	409,545	0.98%	558,676	2.00%	297,701	1.97%	—	—	1,265,922	1.67%
Mortgage-backed securities	—	—	355	0.00%	—	—	205,489	3.45%	205,844	3.45%
Other debt instruments	64,492	1.14%	207,672	2.11%	21,409	4.46%	—	—	293,573	2.06%

Total foreign	1,159,101	0.77%	3,165,147	1.27%	1,518,862	2.29%	205,489	3.45%	6,048,599	1.51%

Total	¥13,018,155	0.20%	¥11,305,657	0.56%	¥2,734,169	1.62%	¥205,536	3.45%	¥27,263,517	0.52%

Excluding U.S. Treasury and other U.S. government agencies bonds and Japanese government bonds, the following table sets forth the investments of individual issuers held in the SMFG Group’s investment portfolio which exceeded 10% of shareholders’ equity in the consolidated statement of financial position at March 31, 2011.

	Amortized cost	Estimated fair value
	(In millions)
German government bonds	¥790,982	¥769,766

III.	Loan Portfolio

The following table shows our outstanding loans and advances by the domicile and industry type of the borrowers at March 31, 2011, 2010, 2009 and 2008. The classification of loans and advances by industry is based on the industry segment loan classification as defined by the Bank of Japan for regulatory reporting purposes.

	At March 31,
	2011	2010	2009	2008
	(In millions)
Domestic:
Manufacturing	¥8,344,261	¥8,428,854	¥8,836,291	¥7,555,462
Agriculture, forestry, fisheries and mining	162,727	162,879	163,647	259,803
Construction	1,327,475	1,492,690	1,716,567	1,815,201
Transportation, communications and public enterprises	4,036,780	3,519,279	3,606,748	3,244,752
Wholesale and retail	5,616,084	5,552,637	6,201,520	6,350,694
Finance and insurance	2,568,670	3,431,882	3,613,653	3,582,845
Real estate and goods rental and leasing	8,281,048	8,751,450	9,264,523	9,393,149
Services	4,316,724	4,644,737	4,947,995	5,141,719
Municipalities	1,440,167	1,346,611	1,274,196	1,086,548
Lease financing	2,205,451	2,320,651	2,562,727	2,658,423
Consumer(1)	18,552,987	17,544,284	16,377,870	15,733,316
Others	4,378,791	5,137,721	5,446,206	5,077,704

Total domestic	61,231,165	62,333,675	64,011,943	61,899,616

Foreign:
Public sector	83,109	147,115	82,598	115,942
Financial institutions	1,794,794	2,031,812	1,812,218	1,897,715
Commerce and industry	8,949,629	8,161,198	9,282,120	8,283,544
Lease financing	172,361	205,547	239,728	227,508
Others	528,847	442,225	1,017,223	830,568

Total foreign	11,528,740	10,987,897	12,433,887	11,355,277

Gross loans and advances	72,759,905	73,321,572	76,445,830	73,254,893
Adjust: Unearned income, unamortized premiums-net and deferred loan fees-net	(152,443)	(153,889)	(176,906)	(176,387)
Less: Allowance for loan losses	(1,587,133)	(1,533,555)	(1,599,630)	(1,094,226)

Net loans and advances	¥71,020,329	¥71,634,128	¥74,669,294	¥71,984,280

(1)	The balance in Consumer mainly consists of housing loans. The housing loan balances amounted to ¥14,577,945 million, ¥14,436,921 million, ¥13,577,902 million and ¥13,067,503 million at March 31, 2011, 2010, 2009 and 2008, respectively.

The balance of outstanding loans and advances at March 31, 2007 is not available under IFRS. However, the trend observed by the SMFG group showed an increase in the balance of both domestic and foreign loans between March 31, 2007 and March 31, 2008, in particular foreign loans to commerce and industry.

Maturities and Sensitivities of Loans and Advances to Changes in Interest Rates

The following table shows the maturities of loans and advances by the domicile and industry type of the borrower at March 31, 2011.

	Maturity
	Not later than one year	Later than one year and not later than five years	Later than five years	Total
	(In millions)
Domestic:
Manufacturing	¥4,858,485	¥2,913,534	¥572,242	¥8,344,261
Agriculture, forestry, fisheries and mining	99,179	35,184	28,364	162,727
Construction	747,646	425,929	153,900	1,327,475
Transportation, communications and public enterprises	1,239,463	1,833,382	963,935	4,036,780
Wholesale and retail	3,435,562	1,764,052	416,470	5,616,084
Finance and insurance	1,642,472	798,422	127,776	2,568,670
Real estate and goods rental and leasing	2,872,785	3,887,236	1,521,027	8,281,048
Services	1,582,267	1,708,479	1,025,978	4,316,724
Municipalities	309,559	572,367	558,241	1,440,167
Lease financing	746,080	1,278,511	180,860	2,205,451
Consumer	3,072,997	3,645,536	11,834,454	18,552,987
Others	863,800	1,111,058	2,403,933	4,378,791

Total domestic	21,470,295	19,973,690	19,787,180	61,231,165

Foreign:
Public sector	1,167	34,996	46,946	83,109
Financial institutions	905,955	604,177	284,662	1,794,794
Commerce and industry	3,137,627	3,913,807	1,898,195	8,949,629
Lease financing	23,686	73,738	74,937	172,361
Others	206,251	288,446	34,150	528,847

Total foreign	4,274,686	4,915,164	2,338,890	11,528,740

Total	¥25,744,981	¥24,888,854	¥22,126,070	¥72,759,905

The above loans and advances due after one year which had predetermined interest rates and floating or adjustable interest rates at March 31, 2011 are shown below:

	Domestic	Foreign	Total
	(In millions)
Predetermined rate	¥12,505,075	¥670,695	¥13,175,770
Floating or adjustable rate	27,255,795	6,583,359	33,839,154

Total	¥39,760,870	¥7,254,054	¥47,014,924

Impaired Loans and Advances

The SMFG Group’s credit risk elements analyzed by categories for loans and advances differ from those required by the U.S. Securities and Exchange Commission (“SEC”). The SMFG Group’s impaired loans and advances are comprised of “potentially bankrupt, effectively bankrupt and bankrupt (loans and advances),” “past due three months or more (loans),” “restructured (loans)” and “other impaired (loans and advances).” “Potentially bankrupt, effectively bankrupt and bankrupt (loans and advances)” comprises of loans and advances to the borrowers that are perceived to have a high risk of falling into bankruptcy, may not have been legally or formally declared bankrupt but are essentially bankrupt, or have been legally or formally declared bankrupt. Loans classified as past due three months or more (loans) represent those loans that are three months or more past due as to principal or interest, other than those loans to borrowers who are potentially bankrupt, effectively bankrupt and bankrupt. The category “restructured (loans)” comprises of loans not included above for which the terms of the loans have been modified to grant concessions because of problems with the borrower. Other impaired (loans and advances) represent impaired loans and advances, which are not included in “potentially bankrupt, effectively bankrupt and bankrupt (loans and advances),” “past due three months or more (loans),” or “restructured (loans),” but for which information about credit problems cause management to classify them as impaired loans and advances. All loans and advances for which management has serious doubts about the ability of the borrowers to comply in the near future with the repayment terms are included in impaired loans and advances.

An allowance is recorded if there is objective evidence of impairment and the carrying value of the loans and advances exceeds the present value of their estimated future cash flows discounted at the original effective interest rate. Cash receipts on impaired loans and advances are recorded as a credit to the balance of loans and advances on the statement of financial position. To the extent that cash receipts are different from expectations built into the calculation of the recoverable amount of the loans and advances, the amount of allowance for loan losses is revised. In accordance with IFRS, the accrual of interest as per the contractual terms is discontinued when loans and advances are determined to be impaired. Interest income recognized in the consolidated income statement on impaired loans and advances represents the accretion of the net present value of the written down amount due to the passage of time based on the original effective interest rate of the loans and advances.

The following table shows the distribution of impaired loans and advances by “potentially bankrupt, effectively bankrupt and bankrupt (loans and advances),” “past due three months or more (loans),” “restructured (loans),” and “other impaired (loans and advances)” at March 31, 2011, 2010, 2009 and 2008 by the domicile and industry type of the borrowers.

	At March 31,
	2011	2010	2009	2008
	(In millions)
Potentially bankrupt, effectively bankrupt and bankrupt (loans and advances):
Domestic:
Manufacturing	¥211,597	¥180,642	¥164,736	¥92,741
Agriculture, forestry, fisheries and mining	6,635	7,014	4,842	1,424
Construction	120,696	125,674	141,581	88,436
Transportation, communications and public enterprises	59,775	78,726	64,451	62,950
Wholesale and retail	243,346	233,124	217,549	181,170
Finance and insurance	11,496	30,287	53,776	21,823
Real estate and goods rental and leasing	534,596	622,944	566,916	188,899
Services	249,093	260,917	227,103	200,822
Lease financing	27,716	52,648	45,379	31,753
Consumer	297,732	242,106	214,620	193,801
Others	55,909	62,351	61,663	49,464

Total domestic	1,818,591	1,896,433	1,762,616	1,113,283

Foreign:
Public sector	14	4,564	13	13
Financial institutions	42,350	36,381	64,827	34,291
Commerce and industry	128,534	135,958	165,772	26,065
Lease financing	5,037	33	3,151	6,693
Others	3,831	15,901	6,617	5,564

Total foreign	179,766	192,837	240,380	72,626

Total	1,998,357	2,089,270	2,002,996	1,185,909

Past due three months or more (loans):
Domestic	40,699	28,434	31,012	36,646
Foreign	1,336	635	11,045	1,139

Total	42,035	29,069	42,057	37,785

Restructured (loans):
Domestic	296,751	127,392	160,658	259,525
Foreign	59,296	37,007	7,940	32,923

Total	356,047	164,399	168,598	292,448

Other impaired (loans and advances):
Domestic	252,457	158,653	121,971	181,835
Foreign	527	1,760	6,069	5,667

Total	252,984	160,413	128,040	187,502

Gross impaired loans and advances	2,649,423	2,443,151	2,341,691	1,703,644

Less: Allowance for loan losses	(1,395,659)	(1,282,610)	(1,204,091)	(936,510)

Net impaired loans and advances	¥1,253,764	¥1,160,541	¥1,137,600	¥767,134

The balance of impaired loans and advances at March 31, 2007 is not available under IFRS. However, the SMFG Group observed that the balance of impaired loans at March 31, 2007 was generally comparable to that at March 31, 2008.

Interest Forgone on Impaired Loans and Advances

Interest income which would have been accrued at the original terms on domestic impaired loans and advances during the fiscal year ended March 31, 2011 was ¥47 billion, of which ¥23 billion was included in profit or loss for the fiscal year then ended. Interest income which would have been accrued at the original terms on foreign impaired loans and advances during the fiscal year ended March 31, 2011 was ¥9 billion, of which ¥6 billion was included in profit or loss for the fiscal year then ended.

Cross-border Outstanding

Cross-border outstandings are defined as loans, acceptances, interest-earning deposits with other banks, other interest-earning investments and any other monetary assets denominated in Japanese yen or other non-local currencies. This cross-border disclosure is based on the reports to the Bank of Japan required under Japanese foreign exchange-related laws. Local currency outstandings are netted out from cross-border outstandings. The following table lists the country for which cross-border outstandings exceeded 0.75% of consolidated total assets at March 31, 2009. There were no cross-border outstandings to borrowers in any foreign country which in total exceeded 0.75% of consolidated total assets at March 31, 2011 or 2010.

	At March 31, 2009
	Public institutions	Banks	Others	Total	% of total assets	Undrawn commitments
	(In millions, except percentages)
United Kingdom	¥413	¥61,804	¥898,111	¥960,328	0.81%	¥249,912

Loan Concentrations

At March 31, 2011, there were no concentrations of loans and advances to a single industry group of borrowers, as defined by the Bank of Japan industry segment loan and advance classifications, which exceeded 10% of the SMFG Group’s consolidated total loans and advances, except for loans and advances in a category disclosed in the table of outstanding loans and advances above.

IV.	Summary of Loan Loss Experience

The following table shows an analysis of our loan loss experience by the borrowers’ domicile and industry type for the fiscal years ended March 31, 2011, 2010 and 2009.

	For the fiscal year ended March 31,
	2011	2010	2009
	(In millions, except percentages)
Allowance for loan losses at the beginning of the fiscal year	¥1,533,555	¥1,599,630	¥1,094,226
Provision for loan losses	259,292	215,886	849,495
Charge-offs:
Domestic:
Manufacturing	27,355	43,059	26,405
Agriculture, forestry, fisheries and mining	372	713	648
Construction	12,190	31,779	40,185
Transportation, communications and public enterprises	26,126	24,999	28,004
Wholesale and retail	29,602	73,299	71,934
Finance and insurance	172	701	8,717
Real estate and goods rental and leasing	33,371	53,930	30,989
Services	13,078	66,826	47,742
Lease financing	1,364	1,400	3,664
Consumer	29,481	57,436	47,255
Others	2,606	6,753	598

Total domestic	175,717	360,895	306,141

Foreign:
Public sector	600	—	—
Financial institutions	9,332	504	13,667
Commerce and industry	13,087	23,095	15,982
Lease financing	15	19	50
Others	1,010	2	1,034

Total foreign	24,044	23,620	30,733

Total	199,761	384,515	336,874

Recoveries:
Domestic:
Manufacturing	195	31	6
Agriculture, forestry, fisheries and mining	3	—	—
Construction	64	11	4
Transportation, communications and public enterprises	241	7	8
Wholesale and retail	266	27	3
Finance and insurance	1	—	—
Real estate and goods rental and leasing	97	11	1
Services	65	26	7
Consumer	1,648	836	820
Others	44	4	233

Total domestic	2,624	953	1,082

Foreign:
Public sector	6	—	—
Financial institutions	—	—	1
Commerce and industry	117	6	5
Others	67	10	9

Total foreign	190	16	15

Total	2,814	969	1,097

Net charge-offs	196,947	383,546	335,777
Others(1)	(8,767)	101,585	(8,314)

Allowance for loan losses at the end of the fiscal year	¥1,587,133	¥1,533,555	¥1,599,630

Allowance for loan losses applicable to foreign activities:
Balance at the beginning of the fiscal year	¥121,797	¥192,325	¥92,248

Balance at the end of the fiscal year	¥108,612	¥121,797	¥192,325

Provision (credit) for loan losses	¥19,501	¥(42,830)	¥137,898

Ratio of net charge-offs during the fiscal year to average loans outstanding during the fiscal year	0.27%	0.51%	0.45%

(1)	Others were primarily from foreign exchange translations for the fiscal years ended March 31, 2011 and 2009, whereas the amount for the fiscal year ended March 31, 2010 mainly included an increase in the allowance for loan losses of ¥102,687 million from the acquisition of subsidiaries.

Loan loss experience for the fiscal years ended March 31, 2008 and 2007 are not available under IFRS. However, the SMFG Group observed the following trends during these fiscal years. The provision for loan losses for the fiscal year ended March 31, 2008 increased compared to the fiscal year ended March 31, 2007. This increase was as a result of the provisions for subprime loan related exposures and an unanticipated deterioration in the credit quality of certain borrowers which suffered a worsening business performance in the fiscal year ended March 31, 2008. For the fiscal year ended March 31, 2009, the provision for loan losses increased significantly compared to the fiscal year ended March 31, 2008. This increase was primarily due to a deterioration of the SMFG Group’s credit portfolio resulting from the rapid global economic downturn.

The following table shows an allocation of the allowance for loan losses by the borrower’s domicile and industry type at March 31, 2011, 2010, 2009 and 2008.

	At March 31,
	2011		2010		2009		2008
	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans
	(In millions, except percentages)
Domestic:
Manufacturing	¥178,030	11.47%	¥163,598	11.50%	¥155,886	11.56%	¥93,400	10.31%
Agriculture, forestry, fisheries and mining	4,499	0.22%	4,453	0.22%	2,621	0.21%	1,856	0.35%
Construction	87,514	1.82%	87,178	2.04%	104,320	2.25%	86,874	2.48%
Transportation, communications and public enterprises	52,832	5.55%	82,113	4.80%	88,272	4.72%	54,836	4.43%
Wholesale and retail	197,995	7.72%	179,494	7.58%	203,240	8.11%	160,265	8.67%
Finance and insurance	15,418	3.53%	18,231	4.68%	36,596	4.73%	21,444	4.89%
Real estate and goods rental and leasing	385,889	11.38%	386,706	11.94%	301,135	12.12%	144,984	12.82%
Services	176,388	5.93%	172,037	6.33%	197,215	6.47%	166,214	7.02%
Municipalities	3	1.98%	182	1.84%	252	1.67%	141	1.48%
Lease financing	25,071	3.03%	49,596	3.17%	47,938	3.35%	30,239	3.63%
Consumer	290,468	25.50%	214,224	23.93%	196,729	21.42%	172,242	21.48%
Others	64,414	6.02%	53,946	6.98%	73,101	7.13%	69,483	6.94%

Total domestic	1,478,521	84.15%	1,411,758	85.01%	1,407,305	83.74%	1,001,978	84.50%

Foreign:
Public sector	135	0.11%	84	0.20%	103	0.11%	225	0.16%
Financial institutions	34,926	2.47%	45,805	2.77%	45,375	2.37%	38,307	2.59%
Commerce and industry	67,805	12.30%	69,043	11.13%	139,572	12.14%	46,640	11.31%
Lease financing	2,905	0.24%	3,098	0.28%	3,321	0.31%	2,328	0.31%
Others	2,841	0.73%	3,767	0.61%	3,954	1.33%	4,748	1.13%

Total foreign	108,612	15.85%	121,797	14.99%	192,325	16.26%	92,248	15.50%

Total	¥1,587,133	100.00%	¥1,533,555	100.00%	¥1,599,630	100.00%	¥1,094,226	100.00%

The allocation of the allowance for loan losses at March 31, 2007 is not available under IFRS. However, the SMFG Group observed that the total allowance for loan losses at March 31, 2007 was generally comparable to that at March 31, 2008.

V.	Deposits

The following table shows the average amount of, and the average rate paid on, the following deposit categories for the fiscal years ended March 31, 2011, 2010 and 2009.

	For the fiscal year ended March 31,
	2011		2010		2009
	Average amount	Average rate	Average amount	Average rate	Average amount	Average rate
	(In millions, except percentages)
Domestic offices:
Non-interest-bearing demand deposits	¥10,193,114	—	¥10,282,862	—	¥10,103,193	—
Interest-bearing demand deposits	31,264,556	0.03%	29,884,845	0.04%	29,371,719	0.16%
Deposits at notice	963,722	0.01%	916,101	0.05%	807,647	0.15%
Time deposits	25,373,367	0.20%	24,105,635	0.33%	22,612,150	0.42%
Negotiable certificates of deposit	7,144,913	0.17%	6,939,708	0.26%	4,072,823	0.60%
Others	3,166,378	0.20%	3,304,221	0.23%	3,668,256	1.32%

Total domestic offices	78,106,050		75,433,372		70,635,788

Foreign offices:
Non-interest-bearing deposits	311,132	—	256,091	—	197,157	—
Interest-bearing deposits	6,334,358	0.59%	7,104,994	0.55%	6,601,788	2.09%
Negotiable certificates of deposit	2,016,689	0.93%	1,811,254	0.85%	711,143	3.70%

Total foreign offices	8,662,179		9,172,339		7,510,088

Total	¥86,768,229		¥84,605,711		¥78,145,876

Deposits at notice represent interest-bearing demand deposits which require the depositor to give two or more days notice in advance of withdrawal.

The total amount of deposits by foreign depositors included in domestic offices for the fiscal years ended March 31, 2011, 2010 and 2009 were ¥914,460 million, ¥1,008,387 million and ¥964,731 million, respectively.

At March 31, 2011, the balances and remaining maturities of time deposits and negotiable certificates of deposit issued by domestic offices in amounts of ¥10 million (approximately $120,265 at the median exchange rate for buying and selling spot dollars for yen by telegraphic transfer as determined by the Bank on March 31, 2011) or more and total foreign deposits issued in amounts of $100,000 or more are shown in the following table.

	Time deposits	Negotiable certificates of deposit	Total
	(In millions)
Domestic offices:
Not later than three months	¥3,278,446	¥4,856,012	¥8,134,458
Later than three months and not later than six months	2,285,598	605,860	2,891,458
Later than six months and not later than one year	5,313,665	421,844	5,735,509
Later than one year	2,171,325	114,243	2,285,568

Total	¥13,049,034	¥5,997,959	¥19,046,993

Foreign offices	¥1,457,835	¥2,368,348	¥3,826,183

VI.	Return on Equity and Assets

The following table shows the ratio of return on equity and assets for the fiscal years ended March 31, 2011, 2010 and 2009.

	For the fiscal year ended March 31,
	2011	2010	2009
Return on average total assets	0.4%	0.4%	(0.1%)
Return on average shareholders’ equity	8.4%	15.1%	(5.0%)
Dividends payout ratio(1):
Basic	32.0%	12.7%	—
Diluted	32.0%	13.5%	—
Average shareholders’ equity to average total assets	4.3%	2.8%	2.7%

(1)	Dividends declared per common share as a percentage of net profit per share. For the fiscal year ended March 31, 2009, the ratio was not calculated due to the net loss.

VII.	Short-Term Borrowings

The following table shows certain additional information with respect to our short-term borrowings for the fiscal years ended March 31, 2011, 2010 and 2009.

	For the fiscal year ended March 31,
	2011	2010	2009
	(In millions, except percentages)
Call money, and payables under repurchase agreements and securities lending transactions:
Average balance outstanding during the fiscal year	¥7,625,222	¥6,903,011	¥8,674,384
Maximum balance outstanding at any month-end during the fiscal year	9,212,189	8,479,285	11,122,706
Balance at the end of the fiscal year	9,069,005	7,557,007	11,122,706
Weighted average interest rate during the fiscal year	0.20%	0.20%	1.04%
Weighted average interest rate on balance at the end of the fiscal year	0.21%	0.15%	0.29%
Commercial paper:
Average balance outstanding during the fiscal year	1,934,738	1,651,374	1,388,061
Maximum balance outstanding at any month-end during the fiscal year	2,046,794	1,927,229	1,768,437
Balance at the end of the fiscal year	2,019,334	1,885,640	1,587,930
Weighted average interest rate during the fiscal year	0.23%	0.31%	1.11%
Weighted average interest rate on balance at the end of the fiscal year	0.20%	0.19%	0.85%
Short-term borrowings:
Average balance outstanding during the fiscal year	5,245,423	2,918,335	2,570,272
Maximum balance outstanding at any month-end during the fiscal year	8,486,842	3,759,006	3,574,977
Balance at the end of the fiscal year	8,486,842	3,759,006	2,835,898
Weighted average interest rate during the fiscal year	0.27%	0.41%	1.44%
Weighted average interest rate on balance at the end of the fiscal year	0.22%	0.31%	0.64%

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

The following consolidated financial statements listed below and the report thereon by its independent registered public accounting firm are filed as part of this annual report:

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Sumitomo Mitsui Financial Group, Inc.

We have audited the accompanying consolidated statement of financial position of Sumitomo Mitsui Financial Group, Inc. and subsidiaries (the “SMFG Group”) as of March 31, 2011 and 2010, and the related consolidated income statement and consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the SMFG Group as of March 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ KPMG AZSA LLC

Tokyo, Japan

July 29, 2011

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Financial Position

		At March 31,
	Note	2011	2010
		(In millions)
Assets:
Cash and deposits with banks	5	¥9,436,358	¥6,239,398
Call loans and bills bought		862,667	1,127,035
Reverse repurchase agreements and cash collateral on securities borrowed		5,051,053	5,697,669
Trading assets	6	3,315,153	3,258,779
Derivative financial instruments	7	4,975,973	5,061,542
Financial assets at fair value through profit or loss	8	2,132,348	2,092,383
Investment securities	9	34,662,106	23,152,188
Loans and advances	10	71,020,329	71,634,128
Investments in associates and joint ventures	11	201,135	289,141
Property, plant and equipment	12	1,039,483	993,171
Intangible assets	14	769,677	710,235
Other assets	15	1,924,070	1,574,769
Current tax assets		53,708	40,362
Deferred tax assets	22	1,026,867	1,122,129

Total assets		¥136,470,927	¥122,992,929

Liabilities:
Deposits	16	¥90,469,098	¥85,697,973
Call money and bills sold		2,629,407	2,119,558
Repurchase agreements and cash collateral on securities lent		6,439,598	5,437,449
Trading liabilities	17	1,623,918	1,592,625
Derivative financial instruments	7	4,725,261	4,756,695
Borrowings	18	12,548,358	7,321,484
Debt securities in issue	19	5,890,388	5,323,156
Provisions	20	96,353	32,236
Other liabilities	21	4,422,166	3,066,327
Current tax liabilities		49,448	58,978
Deferred tax liabilities	22	25,727	24,778

Total liabilities		128,919,722	115,431,259

Equity:
Capital stock	24	2,337,896	2,337,896
Capital surplus	24	1,081,556	1,081,432
Retained earnings	24	1,974,069	1,663,618
Other reserves	24	280,783	555,289
Treasury stock	24	(171,761)	(124,062)

Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.		5,502,543	5,514,173
Non-controlling interests	25	2,048,662	2,047,497

Total equity		7,551,205	7,561,670

Total equity and liabilities		¥136,470,927	¥122,992,929

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Income Statement

		For the fiscal year ended March 31,
	Note	2011	2010	2009
		(In millions, except per share data)
Interest income		¥1,720,181	¥1,766,047	¥2,164,048
Interest expense		311,056	346,810	676,293

Net interest income	26	1,409,125	1,419,237	1,487,755

Fee and commission income		806,704	650,437	570,603
Fee and commission expense		132,560	121,716	116,240

Net fee and commission income	27	674,144	528,721	454,363

Net trading income	28	324,479	330,130	134,298
Net income (loss) from financial assets at fair value through profit or loss	29	30,116	75,579	(17,951)
Net investment income	30	235,911	178,552	159,511
Other income	31	204,470	232,334	193,119

Total operating income		2,878,245	2,764,553	2,411,095

Impairment charges on financial assets	32	433,928	258,641	1,240,710

Net operating income		2,444,317	2,505,912	1,170,385

General and administrative expenses	33	1,293,546	1,096,957	992,487
Other expenses	34	212,292	236,760	261,770

Operating expenses		1,505,838	1,333,717	1,254,257

Share of post-tax loss of associates and joint ventures		5,796	37,461	54,318

Profit (loss) before tax		932,683	1,134,734	(138,190)

Income tax expense (benefit)	35	361,165	488,041	(56,166)

Net profit (loss) for the fiscal year		¥571,518	¥646,693	¥(82,024)

Profit (loss) attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.		¥464,007	¥528,692	¥(154,954)
Non-controlling interests		107,511	118,001	72,930

Earnings per share:
Basic	36	¥328.32	¥511.51	¥(214.49)
Diluted	36	328.31	481.59	(259.62)

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Comprehensive Income

	For the fiscal year ended March 31,
	2011	2010	2009
	(In millions)
Net profit (loss) for the fiscal year	¥571,518	¥646,693	¥(82,024)

Other comprehensive income:
Available-for-sale financial assets:
Gains (losses) arising during the fiscal year, before tax	(349,080)	616,762	(1,134,743)
Reclassification adjustments for (gains) losses included in net profit, before tax	10,957	(77,339)	305,299

Exchange differences on translating the foreign operations:
Losses arising during the fiscal year, before tax	(121,593)	(15,009)	(176,865)
Reclassification adjustments for (gains) losses included in net profit, before tax	(505)	2	129

Share of other comprehensive income (loss) of associates and joint ventures	(4,225)	9,960	(16,260)
Income tax relating to components of other comprehensive income	146,520	(219,887)	350,240

Other comprehensive income (loss) for the fiscal year, net of tax	(317,926)	314,489	(672,200)

Total comprehensive income (loss) for the fiscal year	¥253,592	¥961,182	¥(754,224)

Total comprehensive income (loss) attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥189,372	¥855,665	¥(767,086)
Non-controlling interests	64,220	105,517	12,862

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Changes in Equity

	Capital stock	Capital surplus	Retained earnings	Available- for-sale financial assets	Exchange differences on translating the foreign operations	Treasury stock	Shareholders’ equity	Non-controlling interests	Total equity
	(In millions)
Balance at April 1, 2008	¥1,345,727	¥25	¥1,478,736	¥840,448	¥—	¥(123,989)	¥3,540,947	¥1,622,948	¥5,163,895

Comprehensive income:
Net profit (loss) for the fiscal year	—	—	(154,954)	—	—	—	(154,954)	72,930	(82,024)
Other comprehensive income (loss)	—	—	—	(491,235)	(120,897)	—	(612,132)	(60,068)	(672,200)

Total comprehensive income (loss)	—	—	(154,954)	(491,235)	(120,897)	—	(767,086)	12,862	(754,224)

Conversion of Type 4 preferred stock	25,050	115,601	—	—	—	—	140,651	—	140,651
Issuance of preferred securities	—	—	—	—	—	—	—	1,059,737	1,059,737
Redemption of preferred securities	—	—	—	—	—	—	—	(464,974)	(464,974)
Transactions with non-controlling interest shareholders	—	—	—	—	—	—	—	(24,668)	(24,668)
Acquisition of subsidiaries	—	—	—	—	—	—	—	4,568	4,568
Dividends to shareholders	—	—	(118,834)	—	—	—	(118,834)	(89,073)	(207,907)
Purchases of treasury stock	—	—	—	—	—	(943)	(943)	—	(943)
Sale of treasury stock	—	—	—	—	—	908	908	—	908
Loss on sale of treasury stock	—	(581)	—	—	—	—	(581)	—	(581)
Others	—	(451)	4	—	—	—	(447)	—	(447)

Balance at March 31, 2009	1,370,777	114,594	1,204,952	349,213	(120,897)	(124,024)	2,794,615	2,121,400	4,916,015

Comprehensive income:
Net profit for the fiscal year	—	—	528,692	—	—	—	528,692	118,001	646,693
Other comprehensive income (loss)	—	—	—	314,694	12,279	—	326,973	(12,484)	314,489

Total comprehensive income	—	—	528,692	314,694	12,279	—	855,665	105,517	961,182

Issuance of common stock	917,019	918,644	—	—	—	—	1,835,663	—	1,835,663
Conversion of Type 4 preferred stock	50,100	50,100	—	—	—	—	100,200	—	100,200
Issuance of preferred securities	—	—	—	—	—	—	—	388,000	388,000
Redemption of preferred securities	—	—	—	—	—	—	—	(496,231)	(496,231)
Acquisition of subsidiaries	—	—	—	—	—	—	—	23,025	23,025
Transactions with non-controlling interest shareholders	—	—	—	—	—	—	—	4,868	4,868
Dividends to shareholders	—	—	(71,175)	—	—	—	(71,175)	(99,082)	(170,257)
Purchases of treasury stock	—	—	—	—	—	(189)	(189)	—	(189)
Sale of treasury stock	—	—	—	—	—	151	151	—	151
Loss on sale of treasury stock	—	(108)	—	—	—	—	(108)	—	(108)
Others	—	(1,798)	1,149	—	—	—	(649)	—	(649)

Balance at March 31, 2010	2,337,896	1,081,432	1,663,618	663,907	(108,618)	(124,062)	5,514,173	2,047,497	7,561,670

Comprehensive income:
Net profit for the fiscal year	—	—	464,007	—	—	—	464,007	107,511	571,518
Other comprehensive loss	—	—	—	(198,830)	(75,805)	—	(274,635)	(43,291)	(317,926)

Total comprehensive income (loss)	—	—	464,007	(198,830)	(75,805)	—	189,372	64,220	253,592

Acquisition of subsidiaries	—	—	—	—	—	—	—	38,020	38,020
Transactions with non-controlling interest shareholders	—	—	(678)	108	21	—	(549)	(2,554)	(3,103)
Dividends to shareholders	—	—	(152,878)	—	—	—	(152,878)	(98,521)	(251,399)
Purchases of treasury stock	—	—	—	—	—	(47,759)	(47,759)	—	(47,759)
Sale of treasury stock	—	—	—	—	—	60	60	—	60
Loss on sale of treasury stock	—	(46)	—	—	—	—	(46)	—	(46)
Others	—	170	—	—	—	—	170	—	170

Balance at March 31, 2011	¥2,337,896	¥1,081,556	¥1,974,069	¥465,185	¥(184,402)	¥(171,761)	¥5,502,543	¥2,048,662	¥7,551,205

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Cash Flows

	For the fiscal year ended March 31,
	2011	2010	2009
	(In millions)
Operating Activities:
Profit (loss) before tax	¥932,683	¥1,134,734	¥(138,190)
Adjustments for:
(Gains) losses on financial assets at fair value through profit or loss and investment securities	(17,439)	(152,924)	323,250
Foreign exchange losses	420,015	135,453	283,855
Provision for loan losses	259,292	215,886	849,495
Depreciation and amortization	163,400	140,716	117,971
Share of post-tax loss of associates and joint ventures	5,796	37,461	54,318
Net changes in assets and liabilities:
Net (increase) decrease of term deposits with original maturities over three months	(343,404)	(91,035)	878,270
Net (increase) decrease of call loans and bills bought	202,797	(137,593)	(312,637)
Net decrease (increase) of reverse repurchase agreements and cash collateral on securities borrowed	640,766	(3,291,814)	457,598
Net (increase) decrease of loans and advances	1,380,486	4,021,020	(3,852,231)
Net change of trading assets and liabilities, and derivative financial instruments	43,119	(37,284)	347,358
Net increase of deposits	5,129,774	1,355,456	7,511,655
Net increase (decrease) of call money and bills sold	544,332	(1,062,075)	(6,959)
Net increase (decrease) of repurchase agreements and cash collateral on securities lent	1,009,568	(3,072,237)	802,865
Net increase of other unsubordinated borrowings and debt securities in issue	4,867,822	409,356	258,203
Income taxes paid-net	(125,618)	(109,520)	(108,943)
Other operating activities—net	(204,794)	62,212	(31,966)

Net cash and cash equivalents provided by (used in) operating activities	14,908,595	(442,188)	7,433,912

Investing Activities:
Purchases of financial assets at fair value through profit or loss and available-for-sale financial assets	(65,533,905)	(43,936,025)	(51,311,954)
Proceeds from sale of financial assets at fair value through profit or loss and available-for-sale financial assets	36,486,703	32,271,697	34,685,510
Proceeds from maturities of financial assets at fair value through profit or loss and available-for-sale financial assets	18,795,275	13,252,829	11,368,037
Purchases of held-to-maturity investments	(983,404)	(1,374,337)	(961,945)
Proceeds from maturities of held-to-maturity investments	72,313	173,409	1,416
Acquisitions of the subsidiaries, net of cash and cash equivalents acquired	82,773	(223,938)	(8,675)
Investments in associates and joint ventures	(10,724)	(60,787)	(45,856)
Proceeds from sale of investments in associates and joint ventures	309	152,312	—
Purchases of property, plant and equipment and investment properties	(178,406)	(173,408)	(178,327)
Purchases of intangible assets	(101,646)	(82,227)	(73,650)
Proceeds from sale of property, plant and equipment, investment properties and intangible assets	7,598	38,841	12,287
Other investing activities—net	243	6,835	13,747

Net cash and cash equivalents provided by (used in) investing activities	(11,362,871)	45,201	(6,499,410)

Financing Activities:
Proceeds from issuance of subordinated borrowings	80,000	8,000	5,000
Redemption of subordinated borrowings	(87,500)	(78,000)	(92,500)
Proceeds from issuance of subordinated bonds	252,218	607,212	381,036
Redemption of subordinated bonds	(314,900)	(649,875)	(316,875)
Proceeds from issuance of preferred securities	—	384,970	1,058,977
Redemption of preferred securities	—	(496,231)	(464,974)
Proceeds from issuance of common stock	—	1,824,896	—
Dividends paid to shareholders of Sumitomo Mitsui Financial Group, Inc.	(152,612)	(71,063)	(118,759)
Dividends paid to non-controlling interest shareholders	(98,431)	(99,171)	(89,073)
Purchases of treasury stock and proceeds from sale of treasury stock—net	(47,745)	(146)	(616)
Transactions with non-controlling interest shareholders—net	2,668	2	(41,561)

Net cash and cash equivalents provided by (used in) financing activities	(366,302)	1,430,594	320,655

Effect of exchange rate changes on cash and cash equivalents	(217,386)	(55,223)	(140,480)

Net increase of cash and cash equivalents	2,962,036	978,384	1,114,677
Cash and cash equivalents at the beginning of the fiscal year	5,611,563	4,633,179	3,518,502

Cash and cash equivalents at the end of the fiscal year	¥8,573,599	¥5,611,563	¥4,633,179

Net cash and cash equivalents provided by (used in) operating activities includes:
Interests and dividends received	¥1,757,233	¥1,838,253	¥2,287,371
Interests paid	322,298	370,902	693,138

Significant non-cash investing and financing activities:

The SMFG Group acquired Nikko Cordial Securities Inc. and THE BIWAKO BANK, LIMITED during the fiscal year ended March 31, 2010. The details of these transactions are described in Note 48 “Acquisitions.”

Capital stock and capital surplus were increased by conversion of Type 4 preferred stock during the fiscal years ended March 31, 2010 and 2009. The details of this transaction are described in Note 24 “Shareholders’ Equity.”

The accompanying notes are an integral part of the Consolidated Financial Statements.

Notes to Consolidated Financial Statements

1	GENERAL INFORMATION

Sumitomo Mitsui Financial Group, Inc. (“SMFG”) was established on December 2, 2002, as a holding company for Sumitomo Mitsui Banking Corporation (“SMBC”) and its subsidiaries through a statutory share transfer (kabushiki-iten) of all of the outstanding equity securities of SMBC in exchange for SMFG’s newly issued securities. SMFG is a joint stock corporation with limited liability (Kabushiki Kaisha) incorporated under the Companies Act of Japan (the “Companies Act”). Upon the formation of SMFG and the completion of the statutory share transfer, SMBC became a direct, wholly-owned subsidiary of SMFG. SMFG has a primary listing on the Tokyo Stock Exchange (First Section), with additional listings on the Osaka Securities Exchange (First Section) and the Nagoya Stock Exchange (First Section). SMFG’s American Depositary Shares (“ADSs”) are listed on the New York Stock Exchange.

SMFG and its subsidiaries (the “SMFG Group”) offer a diverse range of financial services, including commercial banking, securities, leasing, credit card and other services.

The consolidated financial statements have been authorized for issue by the Management Committee on July 27, 2011.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of the consolidated financial statements are set out below. These policies have been consistently applied to all the fiscal years presented, unless otherwise stated.

Basis of Preparation

Compliance with International Financial Reporting Standards

The consolidated financial statements of the SMFG Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Basis of measurement

The consolidated financial statements have been prepared under the historical cost basis except for the following:

•	trading assets and liabilities are measured at fair value;

•	derivative financial instruments are measured at fair value;

•	financial assets at fair value through profit or loss are measured at fair value;

•	available-for-sale financial assets are measured at fair value; and

•

the liabilities and the assets recognized in the consolidated statement of financial position in respect of defined benefit plans are the present value of the defined benefit obligation less the fair value of plan assets, together with adjustments for unrecognized actuarial gains or losses and past service costs.

Functional and presentation currency

The consolidated financial statements are presented in Japanese yen, which is also SMFG’s functional currency. All financial information presented in Japanese yen has been rounded to the nearest million Japanese yen, except as otherwise indicated.

Critical accounting estimates and judgments

The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the accounting policies. Actual results may differ from these estimates. The notes to the consolidated financial statements set out areas involving a higher degree of judgment or complexity, or areas where assumptions are significant to the consolidated financial statements, such as allowance for loan losses (Notes 10, 32), fair value of financial instruments (Note 44), impairment of available-for-sale financial assets (Notes 9, 32), impairment of goodwill (Note 14), retirement benefits (Note 23), deferred tax assets (Note 22), and special purpose entities.

Refer to Note 3 “Critical Accounting Estimates and Judgments” for further information.

New and amended standards adopted by the SMFG Group

The SMFG Group adopted the following major revisions and amendments to standards from the fiscal year beginning April 1, 2010.

IFRS 3 (revised) “Business Combinations” and IAS 27 (amended) “Consolidated and Separate Financial Statements.” The revised IFRS 3 reconsiders the application of acquisition accounting for business combinations and the amended IAS 27 mainly relates to changes in the accounting for non-controlling interests and the loss of control of a subsidiary. The main changes under the revised IFRS 3 include: (a) acquisition-related costs are recognized as expenses as incurred; (b) equity interests held prior to control being obtained are remeasured to fair value at the time control is obtained and any gain or loss is recognized in profit or loss; and (c) an option is available, on a transaction-by-transaction basis, to measure any non-controlling interests in the equity acquired either at fair value, or at the non-controlling interests’ proportionate share of the net identifiable assets of the entity acquired. The amended IAS 27 requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions no longer result in goodwill or gains or losses. It also specifies the accounting when control is lost. Any remaining interest in the entity is remeasured to fair value, and a gain or loss is recognized in profit or loss. The revised IFRS 3 and the amended IAS 27 are effective for annual periods beginning on or after July 1, 2009 and applied prospectively. The revised IFRS 3 has been applied to the acquisition of Cedyna Financial Corporation. For further detail, refer to Note 48 “Acquisitions.”

IAS 7 “Statement of Cash Flows” was also amended as a consequence of amendments to IAS 27 to classify cash flows arising from changes in ownership interests in a subsidiary that do not result in a loss of control as financing activities in the consolidated statement of cash flows. This amendment is effective for annual periods beginning on or after July 1, 2009 and applied retrospectively. As a result, cash flows arising from changes in ownership interests in subsidiaries that do not result in a loss of control were reclassified from investing activities to financing activities in the consolidated statement of cash flows for the fiscal years ended March 31, 2010 and 2009.

In addition to the above, during the fiscal year ended March 31, 2011, a number of interpretations and amendments to standards have become effective; however, they have not resulted in any material changes to the SMFG Group’s accounting policies.

Consolidation

Subsidiaries

Subsidiaries are all entities controlled by the SMFG Group including special purpose entities (“SPEs”). The SMFG Group considers that it controls an entity if it has the power to govern the financial and operating policies of the entity, in general by having a shareholding of more than 50% of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the SMFG Group controls another entity. Subsidiaries are fully consolidated from the date on which the SMFG Group obtains control. They are de-consolidated from the date on which the SMFG Group loses control.

The SMFG Group has become a party to a number of SPEs for the purpose of, but not limited to, structured financing transactions, investment vehicles, securitization of financial assets and leasing transactions. The following circumstances may indicate a relationship in which, in substance, the SMFG Group controls and consequently consolidates the SPE:

•	the activities of the SPE are being conducted on behalf of the SMFG Group according to its specific business needs so that the SMFG Group obtains benefits from the SPE’s operation;

•

the SMFG Group has the decision-making powers to obtain the majority of the benefits of the activities of the SPE or, by setting up an “autopilot” mechanism, the SMFG Group has delegated its decision-making powers;

•	the SMFG Group has rights to obtain the majority of the benefits of the SPE and therefore may be exposed to risks incident to the activities of the SPE; or

•	the SMFG Group retains the majority of the residual or ownership risks related to the SPE or its assets in order to obtain benefits from its activities.

Consolidation is reassessed whenever circumstances change and indicate that there has been a change in the control relationship between the SMFG Group and the SPE.

The acquisition method is used to account for the business combination including the acquisition of subsidiaries by the SMFG Group. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred, the liabilities incurred and the equity interests issued. Identifiable assets acquired and liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The SMFG Group’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date and a gain or loss is recognized in profit or loss. For each business combination, the SMFG Group measures any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets. The excess of the aggregate of the consideration transferred, the amount of any non-controlling interest and the acquisition-date fair value of the SMFG Group’s previously held equity interest in the acquiree over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed is recorded as goodwill in the consolidated statement of financial position. If the aggregate of the consideration transferred, the amount of any non-controlling interest and the acquisition-date fair value of the SMFG Group’s previously held equity interest in the acquiree is less than the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed, the difference is recognized immediately in the consolidated income statement.

Inter-company transactions, balances and unrealized gains on transactions between the SMFG Group companies are eliminated on consolidation. Unrealized losses are also eliminated unless the transaction provides evidence of impairment of the asset transferred. The accounting policies of subsidiaries have been adjusted where necessary to ensure consistency with the accounting policies adopted by the SMFG Group.

Non-controlling interests

Changes in the SMFG Group’s ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

Interests in the equity of subsidiaries not attributable to the SMFG Group are reported in the consolidated statement of financial position as a separate component of equity as non-controlling interests. Profits or losses attributable to non-controlling interests are separately reported in the consolidated income statement.

Associates and joint ventures

An associate is an entity over which the SMFG Group has significant influence, but does not control the financial and operating policy decisions of the entity. Significant influence is generally presumed to exist when the SMFG Group holds 20% or more, but less than 50%, of the voting rights.

Entities which are subject to joint control by more than one party including the SMFG Group may be determined to be a joint venture.

The SMFG Group accounts for investments in associates and joint ventures using the equity method from the date on which they become associates or joint ventures. The SMFG Group discontinues the use of the equity method from the date on which the SMFG Group ceases to have significant influence or joint control over the investees.

Under the equity method, the SMFG Group’s investments in associates and joint ventures are initially recognized at cost. The investments are subsequently increased or decreased to recognize the SMFG Group’s share of the post-acquisition profit or loss of the associate or joint venture and other movements included directly in the equity of the associate or joint venture. The SMFG Group’s share of the results of associates and joint ventures is based on the financial statements of its associates, adjusted to conform with the accounting policies of the SMFG Group. Profits on transactions between the SMFG Group and its associates and joint ventures are eliminated to the extent of the SMFG Group’s interest in the associates or joint ventures. Losses are also eliminated to the extent of the SMFG Group’s interest in the associates or joint ventures unless the transaction provides evidence of an impairment in the asset transferred.

The carrying amounts of the investments in associates and joint ventures include goodwill (net of any accumulated impairment loss) arising on the acquisition of the interests in the entities. Because goodwill arising on the acquisition of the interest in an associate or joint venture is not separately recognized, it is not tested for impairment separately. Instead, the entire carrying amount of the investment in an associate or joint venture is tested for impairment as a single asset by comparing its recoverable amount, which is the higher of value in use and fair value less costs to sell, with its carrying amount, whenever there is any objective evidence that the investment is impaired. An impairment loss recognized in prior periods for the investment is reversed only if there has been a change in the estimates used to determine the recoverable amount of the investment since the last impairment loss was recognized. If this is the case, the carrying amount of the investment is increased to its recoverable amount. That increase is a reversal of an impairment loss.

When the SMFG Group’s share of losses in an associate or joint venture exceeds the SMFG Group’s carrying amount of the investment, the SMFG Group does not recognize further losses, unless it has a binding obligation or has made payments on behalf of the entity.

Segment Reporting

The SMFG Group determines its operating segments based on the management approach which requires operating segments to be identified on the basis of internal reports about components of the entity that are regularly reviewed by management, in order to allocate resources to a segment and to assess its performance.

Foreign Currency Translation

Items included in the financial statements of each of the SMFG Group companies are measured using the currency of the primary economic environment in which the company operates (“the functional currency”). The consolidated financial statements are presented in Japanese yen, which is also SMFG’s functional currency.

Transactions and balances

Foreign currency transactions that are denominated or settled in a foreign currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary items denominated in foreign currencies are translated using the exchange rate at the end of the reporting date. Foreign exchange gains and losses resulting from the retranslation and settlement of monetary items are recognized in the consolidated income statement. Non-monetary items that are measured at fair value in a foreign currency are translated into the functional currency using the exchange rate at the date the fair value is determined. Translation differences on non-monetary items, such as equity instruments classified as available-for-sale financial assets, are not included in the consolidated income statement but are recognized directly in equity. Non-monetary items that are measured at historical cost in a foreign currency are translated into the functional currency using the exchange rate at the date of the initial transaction.

Foreign operations

The assets and liabilities of foreign operations are translated into the presentation currency of the SMFG Group using the exchange rate at the reporting date, and their income statements are translated using the exchange rates at the dates of the transactions or average exchange rates where these approximate to actual rates.

The exchange differences arising on the translation of a foreign operation are included in other comprehensive income within equity and subsequently included in profit or loss on full or partial disposal of the operation.

Financial Assets

At initial recognition, the financial assets of the SMFG Group are classified into one of the following categories: trading assets, derivative financial instruments, financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments and available-for-sale financial assets.

Regular way purchases and sales of trading assets, derivative financial instruments, financial assets at fair value through profit or loss, held-to-maturity investments and available-for-sale financial assets are recognized on the trade date—the date on which the SMFG Group commits to purchase or sell the assets.

Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or where the SMFG Group has transferred substantially all the risks and rewards of ownership at a consolidated level. The SMFG Group consolidates all subsidiaries in accordance with IAS 27 and SIC-12 “Consolidation—Special Purpose Entities” before determining derecognition of financial assets under IAS 39 “Financial Instruments: Recognition and Measurement.”

Trading assets

Financial assets are classified as held for trading and included in “Trading assets” in the consolidated statement of financial position, if they are acquired or incurred principally for the purpose of selling or repurchasing in the near term or if they are part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking. Trading assets are initially recognized at fair value with transaction costs being recognized in the consolidated income statement, and subsequently measured at fair value. Gains and losses arising from changes in the fair values of trading assets are included in “Net trading income” in the consolidated income statement.

Derivative financial instruments

Derivatives are also classified as held for trading, without applying hedge accounting, and included in “Derivative financial instruments” in the consolidated statement of financial position. All derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative. Derivatives are initially recognized at fair value with transaction costs being recognized in the consolidated income statement, and subsequently measured at fair value. Gains and losses arising from changes in the fair values of derivatives are included in “Net trading income” in the consolidated income statement.

The derivative component of a hybrid instrument containing both a derivative and non-derivative component (“host contract”) is referred to as an embedded derivative. Certain embedded derivatives are accounted for as separate derivatives, when their economic characteristics and risks are not closely related to those of the host contract and the hybrid instrument is not carried at fair value through profit or loss. These embedded derivatives are measured at fair value and are presented in the consolidated statement of financial position together with the host contract.

Financial assets at fair value through profit or loss

Financial assets, other than those held for trading, are classified as financial assets at fair value through profit or loss and are included in “Financial assets at fair value through profit or loss” in the consolidated statement of financial position, if they meet one of the following criteria, and are so designated by management:

•	the designation eliminates or significantly reduces a measurement or recognition inconsistency;

•	a group of financial assets is managed and its performance is evaluated on a fair value basis in accordance with a documented risk management or investment strategy; or

•

the instrument contains one or more embedded derivatives unless (a) the embedded derivative does not significantly modify the cash flows that otherwise would be required by the contract or (b) it is clear with little or no analysis that separation is prohibited.

In addition, the SMFG Group classifies the entire hybrid instrument at fair value through profit or loss when the SMFG Group is required to separate an embedded derivative from its host contract, but is unable to measure the embedded derivative separately either at acquisition or at the end of a subsequent reporting period. Financial assets at fair value through profit or loss are initially recognized at fair value with transaction costs being recognized in the consolidated income statement, and subsequently measured at fair value. Gains and losses arising from changes in the fair value of such financial assets are included in “Net income (loss) from financial assets at fair value through profit or loss” in the consolidated income statement.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, other than:

•

those that the SMFG Group intends to sell immediately or in the near term, which are classified as held for trading, and those that the SMFG Group upon initial recognition designates as at fair value through profit or loss;

•	those that the SMFG Group upon initial recognition classifies as available-for-sale; or

•	those for which the SMFG Group may not recover substantially all of its initial investment, other than because of credit deterioration.

The financial assets classified as loans and receivables are mainly included in “Loans and advances” in the consolidated statement of financial position. Loans and receivables are initially recognized at fair value plus directly attributable transaction costs, and are subsequently measured at amortized cost using the effective interest method.

When the SMFG Group is the lessor in a lease agreement that transfers substantially all of the risks and rewards incidental to ownership of the asset to the lessee, the arrangement is classified as a finance lease and a receivable equal to the net investment in the lease is recognized and presented within “Loans and advances” in the consolidated statement of financial position.

Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets quoted in an active market with fixed or determinable payments and fixed maturities that the SMFG Group has the positive intention and ability to hold to maturity. If the SMFG Group were to sell other than an insignificant amount of held-to-maturity investments, the remaining investments in this category would be reclassified as available-for-sale financial assets. Held-to-maturity investments are initially recognized at fair value plus directly attributable transaction costs, and are subsequently measured at amortized cost using the effective interest method.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are classified as available-for-sale at initial recognition or are not classified into any of the other categories described above. Available-for-sale financial assets are initially recognized at fair value plus directly attributable transaction costs, and are subsequently measured at fair value.

Gains and losses arising from changes in the fair value of available-for-sale financial assets are recognized directly in equity, until they are derecognized or impaired. At that time, the cumulative gain or loss previously recognized in equity is recognized in the consolidated income statement. However, interest income calculated using the effective interest method and foreign currency gains and losses on monetary assets classified as available-for-sale are recognized in the consolidated income statement. Dividends on available-for-sale equity instruments are recognized in the consolidated income statement when the entity’s right to receive payment is established.

Financial Liabilities

Financial liabilities, except for held for trading and derivatives, are initially recognized at fair value net of transaction costs incurred, including premiums, discounts and issuance costs, and subsequently measured at amortized cost based on the effective interest method. Financial liabilities carried at amortized cost are mainly “Deposits,” “Borrowings,” and “Debt securities in issue” included in the consolidated statement of financial position.

Financial liabilities held for trading and derivatives are initially measured at fair value with transaction costs being recognized in the consolidated income statement, and subsequently measured at fair value. Financial liabilities held for trading and derivatives are mainly included in “Trading liabilities” and “Derivative financial instruments,” respectively, in the consolidated statement of financial position.

Financial liabilities are derecognized when they have been redeemed or otherwise extinguished.

Hedge Accounting

The SMFG Group does not apply hedge accounting under IAS 39.

Offsetting Financial Instruments

Financial assets and liabilities are offset and the net amount is reported in the consolidated statement of financial position, only if the SMFG Group currently has a legally enforceable right to offset the recognized amounts and intends to settle on a net basis or to realize the asset and settle the liability simultaneously. In all other situations, they are presented on a gross basis.

Fair Value Measurement

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. The fair values of quoted financial instruments in active markets are based on current bid or asking prices. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group or pricing service and those prices represent actual and regularly occurring market transactions on an arm’s length basis. If there is no active market for a financial instrument, the SMFG Group establishes the fair value using valuation techniques. These include the use of recent arm’s length transactions, discounted cash flow analyses, option pricing models and other valuation techniques commonly used by market participants. Details of fair value measurement are described in Note 44 “Fair Value of Financial Assets and Liabilities.”

Recognition of Deferred Day One Profit and Loss

The best evidence of fair value at initial recognition is the transaction price (i.e., the fair value of the consideration given or received), unless the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e., without modification or repackaging) or based on a valuation technique whose variables include data from observable markets.

The SMFG Group has certain financial instruments, such as derivatives and hybrid financial instruments, where fair value is determined using valuation techniques for which not all inputs are market observable. Such a financial instrument is initially recognized at the transaction price, although the value obtained from the relevant valuation technique may be different. The difference between the transaction price and the fair value based on the valuation technique, commonly referred to as “day one profit and loss,” is not recognized immediately in the consolidated income statement but is deferred.

The timing of recognition of the deferred day one profit and loss is determined on an instrument by instrument basis. It is either amortized over the life of the transaction, deferred until the instrument’s fair value can be determined using market observable inputs, or realized through settlement. The financial instrument is subsequently measured at fair value, the value obtained from the valuation technique, and adjusted for the change in deferred day one profit and loss. Subsequent changes in fair value are recognized immediately in the consolidated income statement.

Repurchase and Reverse Repurchase Agreements, and Securities Borrowing and Lending Agreements

In the ordinary course of business, the SMFG Group lends or sells securities under agreements to repurchase them at a predetermined price (“repos”). Since the majority of the risks and rewards are retained by the SMFG Group, the securities remain on the consolidated statement of financial position and a liability is recorded in respect of the consideration received. On the other hand, the SMFG Group borrows or purchases securities under agreements to resell them at a predetermined price (“reverse repos”). Since the SMFG Group does not retain the risks and rewards of ownership, these transactions are treated as collateralized loans and the securities are not included in the consolidated statement of financial position.

The difference between the sales and purchase price is accrued over the life of the transactions. Securities lent to counterparties remain on the consolidated statement of financial position. Securities borrowed are not recognized in the consolidated statement of financial position, unless these are sold to third parties, at which point the obligation to repurchase the securities is recorded as a “Trading liability” at fair value and any subsequent gain or loss is included in “Net trading income” in the consolidated income statement.

For the fiscal years ended March 31, 2011, 2010 and 2009, there were no transactions pursuant to repurchase agreements, securities lending transactions or other transactions involving the transfer of financial assets with an obligation to repurchase such transferred assets that were treated as sales and hence derecognized for accounting purposes.

Impairment of Financial Assets

Loans and advances and Held-to-maturity investments

At the end of each reporting period, the SMFG Group assesses whether there is any objective evidence that a financial asset or a group of financial assets is impaired.

A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

The criteria that the SMFG Group uses to determine that there is objective evidence of an impairment loss include:

•	significant financial difficulty of an issuer or an obligor;

•	a default or delinquency in interest or principal payments;

•	restructuring of a financial asset by the SMFG Group due to the borrower’s financial difficulties on terms that the SMFG Group would not otherwise consider;

•	indications that a borrower or issuer will enter bankruptcy;

•	disappearance of an active market for a security because of the borrower’s financial difficulties; and

•

other observable data relating to a group of assets, such as adverse changes in the payment status of borrowers or issuers in the group, or national or local economic conditions that correlate with defaults in the group.

The SMFG Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If the SMFG Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in the collective assessment of impairment.

The allowance for individually significant impaired financial assets is measured by the discounted cash flow (“DCF”) method, which is used to calculate the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. If financial assets have a variable interest rate, the discount rate for measuring any impairment loss is the effective interest rate determined under the contract, for the current period. The estimated future cash flows are individually calculated taking into account factors including historical loss information, the appropriateness of the borrower’s business plan or operational improvement plan, the status of progress of its plan, the overall support from financial institutions, and the realizable value of any collateral held.

The collective allowance for financial assets is classified into two types: (1) the allowance for impaired financial assets that are not individually significant, and (2) the allowance for the non-impaired financial assets which reflects the incurred but not yet identified (“IBNI”) losses for the period between the impairment occurring and the loss being identified. The collective allowance is estimated by applying historical loss experience to groups of homogenous loans and then adjusting the historical loss data for current circumstances. The homogeneous groups are determined on the basis of similar credit risk characteristics. For every group, the SMFG Group’s grading processes are established considering asset type, industry, geographical location, collateral type, past-due status and other relevant characteristics (see Note 45 “Financial Risk Management”). These characteristics are relevant to the estimation of future cash flows for groups of such assets as being indicative of the debtors’ ability to pay all amounts due according to the contractual terms of the assets being evaluated. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not currently exist.

The carrying amount of the asset is reduced by the impairment loss either directly or through the use of an allowance account. Changes in the carrying amount of the allowance account are recognized in the consolidated income statement. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment loss is reversed by adjusting the allowance account. The amount of the reversal is recognized in “Impairment charges on financial assets” in the consolidated income statement.

If a financial asset is determined to be uncollectible, it is written off against the related allowance account. Uncollectible financial assets are normally written off when there is no expectation of further recovery after any collateral is foreclosed and the amount of the loss has been determined. Those assets primarily include loans for borrowers that have been legally or formally declared bankrupt and borrowers that may not have been legally or formally declared bankrupt but are essentially bankrupt.

In addition, provisions for loan commitments are calculated where it is probable that the SMFG Group will incur a loss and recognized in other provisions (see Note 20 “Provisions”).

Renegotiated loans and advances

Renegotiated loans and advances are loans and advances that would otherwise be past due or impaired, but whose terms have been renegotiated without providing any concessions. As the terms of the renegotiation do not result in a decrease in the net present value of the loan discounted at its original effective interest rate, the SMFG Group does not consider these loans to be impaired. Further, once the loans and advances have been renegotiated, they are no longer considered past due. Those loans and advances are continually assessed for impairment.

Available-for-sale financial assets

At the end of each reporting period, the SMFG Group assesses whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity instruments classified as available-for-sale, a significant or prolonged decline in the fair value of the instruments below cost is also considered in determining whether the assets are impaired. In the case of debt instruments classified as available-for-sale, impairment is assessed based on the same criteria as for loans and advances and held-to-maturity investments. If any objective evidence of impairment exists for available-for-sale financial assets, the cumulative loss—measured as the difference between the cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss—is removed from equity and recognized in the consolidated income statement.

Impairment losses recognized in the consolidated income statement on equity instruments classified as available-for-sale are not reversed through the consolidated income statement. For debt instruments classified as available-for-sale, if the fair value recovers in a subsequent period and it can be objectively associated with an event occurring after the impairment loss was recognized in the consolidated income statement, the impairment loss is reversed through the consolidated income statement.

Property, Plant and Equipment

All property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Additions and subsequent expenditures are capitalized only to the extent that they enhance the future economic benefits expected to be derived from the assets. Repairs and maintenance costs are expensed as incurred.

Land is not depreciated. Depreciation of other assets is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives, as follows:

•	Buildings: 7–50 years;

•	Leased assets: the shorter of the lease term and the estimated useful life, which is principally 5–20 years; and

•	Others (principally equipment and furniture): 2–20 years.

The residual values and useful lives are reviewed and adjusted if appropriate, at the end of each reporting period. Gains and losses on disposals are determined by comparing the proceeds with the carrying amount. These are included in “Other income” and “Other expenses” in the consolidated income statement.

Intangible Assets

Goodwill

Goodwill represents the excess of the aggregate of the consideration transferred, the amount of any non-controlling interest and the acquisition-date fair value of the SMFG Group’s previously held equity interest in the acquiree over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed, and is initially recognized at the date of acquisition. Goodwill is allocated to cash-generating units for the purpose of impairment testing. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of cash inflows from other assets or groups of assets. Impairment testing is performed at least annually and whenever there is an indication that the cash-generating unit may be impaired. When the SMFG Group disposes of all or part of a cash-generating unit to which goodwill is allocated, the goodwill associated with the cash-generating unit is included in the carrying amount of the cash-generating unit when determining the gain or loss on disposal.

Software

Purchased software is carried at cost less accumulated amortization and accumulated impairment losses, if any.

Expenditure on internally generated software is recognized as an asset if the SMFG Group can demonstrate its intention and ability to complete the development and use the software in a manner that will generate future economic benefits and it can reliably measure the costs to complete the development. Internally generated software is carried at capitalized cost less accumulated amortization and accumulated impairment losses, if any. Costs associated with maintaining software are expensed as incurred.

Software is amortized using the straight-line method over the estimated useful life, generally five years.

Contractual customer relationships and trademarks

Contractual customer relationships and trademarks acquired in a business combination are recognized at fair value at the acquisition date. Contractual customer relationships and trademarks are carried at cost less accumulated amortization or impairment losses, if any. Contractual customer relationships and trademarks are amortized using the straight-line method over their estimated useful lives of 10 to 20 years.

Other intangible assets

Other intangible assets primarily consist of leasehold rights. They are recognized only when the SMFG Group legally obtains the rights and can reliably measure the fair value. Leasehold rights have an indefinite useful life and they are not amortized but are tested for impairment annually.

Impairment of Non-Financial Assets

Non-financial assets are reviewed for impairment at the end of each reporting period and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If any such indication exists, the asset’s recoverable amount is estimated. An impairment loss is recognized in the consolidated income statement if the asset’s carrying amount is greater than its estimated recoverable amount. The recoverable amount is estimated as the higher of the asset’s fair value less costs to sell and value in use. Value in use is the present value of the future cash flows expected to be derived from the asset. In addition, irrespective of whether there is any indication of impairment, intangible assets that have an indefinite useful life are tested for impairment annually.

For the purposes of conducting impairment reviews, assets are grouped into cash-generating units to which the assets belong. Non-financial assets other than impaired goodwill are reviewed for possible reversal of the impairment loss at the end of each reporting period. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Leases

As lessee

A lease agreement in which the lessor retains a significant portion of the risks and rewards of ownership of assets is classified as an operating lease. The leases entered into by the SMFG Group as a lessee are primarily operating leases. Operating lease payments, net of lease incentives received from the lessor, are recognized in the consolidated income statement on a straight-line basis over the lease term.

A lease agreement in which the lessor transfers to the lessee substantially all the risks and rewards of ownership of assets, with or without ultimate legal title, is classified as a finance lease. For finance leases, the SMFG Group initially recognizes the leased asset at the lower of the fair value of the asset or the present value of the minimum lease payments. Subsequent to initial recognition, assets are accounted for in accordance with the accounting policy applicable to those assets. The corresponding liability to the lessor is recognized as a lease obligation within “Borrowings” in the consolidated statement of financial position. Interest expense is recognized over the term of the lease based on the interest rate implicit in the lease so as to give a constant rate of interest on the remaining balance of the liability.

As lessor

When the SMFG Group acts as a lessor in an operating lease, the leased assets are included in “Property, plant and equipment” in the consolidated statement of financial position and are depreciated over their expected useful lives on a basis consistent with similar assets in property, plant and equipment. Income from operating leases (net of any incentives given to the lessee) is recognized on a straight-line basis over the lease term. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased assets and recognized as an expense on a straight-line basis over the lease term.

When the SMFG Group is a lessor in a finance lease, the leased assets are derecognized and the present value of the future lease payments is recognized as a lease receivable within “Loans and advances” in the consolidated statement of financial position. The difference between the gross receivables, i.e., undiscounted future cash flows, and the present value of the receivables is recognized as unearned finance income. Finance income is recognized over the lease term based on a pattern reflecting a constant periodic rate of return on the net investment in the finance lease.

Sale and leaseback

For sale and leaseback transactions leading to an operating lease, and the transaction took place at fair value, any profit or loss is recognized immediately. If the sale price is at or below fair value, any profit and loss is recognized immediately. However, if the loss is compensated for by future rentals at a below market price, the loss is deferred and amortized over the period that the asset is expected to be used. If the sale price is above fair value, any profit is deferred and amortized over the useful life of the asset. If the fair value of the asset is less than the carrying value of the asset at the date of transaction, that difference is recognized immediately as a loss on the sale.

Cash and Cash Equivalents

For the purposes of the consolidated statement of cash flows, cash and cash equivalents include cash on hand, demand deposits, and other short-term highly liquid financial assets with original maturities of three months or less, which are subject to insignificant risk of changes in their fair value.

Provisions

A provision is recognized if, as a result of a past event, the SMFG Group has a present legal or constructive obligation that can be estimated reliably and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Financial Guarantee Contracts

Financial guarantee contracts are contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due, in accordance with the terms of a debt instrument. Such financial guarantees are given to banks, financial institutions and other bodies on behalf of customers to secure loans, overdrafts and other banking facilities. Financial guarantees are initially recognized at fair value on the date the guarantee is given.

Subsequent to initial recognition, the SMFG Group’s liabilities under such guarantees are measured at the higher of the initial measurement, less amortization calculated to recognize in the consolidated income statement the fee income earned over the guarantee period, and the best estimate of the expenditure required to settle any financial obligation arising at the end of the reporting period. These estimates are determined based on experience of similar transactions and history of past losses, supplemented by the judgment of management.

Any increase in the liability relating to financial guarantee contracts is recorded in “Other expenses” in the consolidated income statement.

Employee Benefits

The SMFG Group operates various retirement benefit plans and other employee benefit plans.

Retirement benefits

The SMFG Group has defined benefit plans, such as defined benefit pension plans and lump-sum severance indemnity plans, and defined contribution plans.

(a)	Defined benefit plans

The liabilities and the assets recognized in the consolidated statement of financial position in respect of defined benefit plans are the present value of the defined benefit obligation less the fair value of plan assets, together with adjustments for unrecognized actuarial gains or losses and past service costs.

The present value of the defined benefit obligation is calculated annually by qualified actuaries. The SMFG Group attributes the retirement benefits to periods of service on a straight-line basis because an employee’s service in later years will lead to a materially higher level of benefit than in earlier years. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using market yields of AA credit-rated corporate bonds that have terms to maturity approximating those of the related obligations. In cases where there is no deep market in corporate bonds with a sufficiently long maturity to match the estimated maturity of the benefit payments, the SMFG Group uses current market rates of the appropriate term to discount shorter term payments and estimates the discount rates for longer maturities by extrapolating current market rates along the yield curve.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions in excess of the greater of 10% of the fair value of plan assets and 10% of the present value of the defined benefit obligation are recognized in the consolidated income statement over the employees’ expected average remaining working lives, in accordance with the corridor approach.

Past service costs are recognized immediately in the consolidated income statement, unless the changes to the plan are conditional on the employee’s remaining in service for a specified period of time (“vesting period”). If the changes to the plan are conditional on the employee’s remaining in service for a vesting period, the past service costs are amortized on a straight-line basis over the vesting period.

When the calculations above result in a benefit to the SMFG Group, the recognized asset is limited to the net total of any cumulative unrecognized actuarial losses and past service costs and the present value of any economic benefits available in the form of any refunds from the plan or reductions in future contributions to the plan. An economic benefit is available to the SMFG Group if it is realizable during the life of the plan or on settlement of the plan obligations.

(b)	Defined contribution plans

Contributions to defined contribution plans are recognized as an expense in the consolidated income statement when they are due.

Other long-term employee benefits

The SMFG Group’s net obligation in respect to long-term employee benefits other than retirement benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value and the fair value of any related assets is deducted. The discount rates are market yields of AA credit-rated corporate bonds that have terms to maturity approximating those of the related obligations. The calculation of obligations is performed using the projected unit credit method. Any actuarial gains or losses and past service costs are recognized in the consolidated income statement in the period in which they arise.

Short-term employee benefits

Short-term employee benefits, such as salaries, paid absences and other benefits are accounted for on an accrual basis over the period in which employees have provided services. Bonuses are recognized to the extent that the SMFG Group has a present obligation to its employees that can be measured reliably.

Income Tax

Income tax expense (benefit) comprises of current and deferred taxes. Income tax expense (benefit) is recognized in the consolidated income statement except for those related to items recognized directly in equity. In such case, the income tax expense (benefit) is recognized in equity.

Current tax is the expected tax payable or receivable on the taxable profit or loss for the fiscal year.

Deferred tax is provided in full, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.

Deferred tax assets principally arise from tax losses carried forward, impairment of investment securities and loans, and the allowance for loan losses.

Deferred tax is not recognized for the following temporary differences: (a) the initial recognition of goodwill; (b) the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss; and (c) the temporary differences associated with investments in subsidiaries, associates, and joint ventures, when the parent investor is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets relating to tax losses carried forward and deductible temporary differences are recognized where it is probable that future taxable profit will be available against which the tax losses carried forward and the deductible temporary differences can be utilized.

Debt and equity securities in issue

On initial recognition, financial instruments issued by the SMFG Group are classified in accordance with the substance of the contractual agreement as financial liabilities where the contractual arrangement results in the SMFG Group having a present obligation to either deliver cash or another financial asset to the holder, or to satisfy the obligation other than by delivering a fixed number of equity shares in exchange for a fixed amount of cash or another financial asset. The instruments or their components are classified as equity where they do not meet the definition of a liability and show evidence of a residual interest in the entity’s assets after deducting all of its liabilities. Compound financial instruments that contain both liability and equity elements are accounted for separately with the equity component being assigned the residual amount after deducting from the entire value of the compound financial instrument the fair value of the liability component which has been determined separately.

Shareholders’ Equity

Stock issuance costs

Incremental costs directly attributable to the issuance of new shares or options including those issued as a result of a business combination transaction are deducted from the proceeds and shown in equity, net of tax.

Dividends on common stock and preferred stock

Dividends on common stock and preferred stock are recognized in equity in the period in which they are approved by the shareholders. Dividends for the fiscal year that are declared after the reporting period are described in Note 41 “Dividends Per Share.”

Treasury stock

Where SMFG or the SMFG Group companies purchase SMFG’s common or preferred stock, the consideration paid is deducted from equity as treasury stock until they are cancelled or sold. No gain or loss is recognized on the purchase, sale, or cancellation of SMFG’s own equity instruments and the consideration paid or received is recognized in equity.

Interest Income and Expense

Interest income and expense for all interest-bearing financial instruments, except for those classified as held for trading and financial assets at fair value through profit or loss, are recognized in “Interest income” and “Interest expense” in the consolidated income statement using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability and of allocating the interest income or interest expense over the relevant period.

The effective interest rate is the rate that discounts the estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the SMFG Group estimates cash flows, considering the contractual terms of the financial instrument but not including future credit losses. The calculation includes fees and points paid or received between parties to the contract that are an integral part of the effective interest rate of the financial instrument, transaction costs and other premiums or discounts.

Once a financial asset or a group of similar financial assets has been written down as a result of an impairment loss, interest income is thereafter recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. For financial assets measured at amortized cost, the interest rate is the original effective interest rate.

Net Fee and Commission Income

Net fee and commission income includes fee and commission income arising from a diverse range of services that the SMFG Group provides to its customers. Fee and commission income can be divided into two categories: fee and commission income from providing transaction services, and fee and commission income earned from services that are provided over a certain period of time. Fee and commission income earned from providing transaction services are recognized when the service has been completed or the event has occurred. This fee and commission income includes fees on funds transfer and collection services, service charges from deposits accounts, fees and commissions on the securities business, underwriting fees, brokerage fees, and fee and commission income from other services. Fee and commission income earned from services over a period of time is recognized over that service period. This fee and commission income includes fees on credit-related businesses, investment fund businesses, and fee and commission income from other services. Loan commitment fees, together with the related direct cost, for loans that are likely to be drawn down are deferred and recognized as an adjustment to the effective interest rate on the loan. Loan commitment fees are recognized over the term of the commitment period when it is unlikely that a loan will be drawn down.

Net Trading Income

Net trading income consists of margins made on market-making and customer business, as well as changes in fair value of trading assets and liabilities and derivative financial instruments, caused by movements in interest rates, exchange rates, equity prices and other market variables. It also includes net interest and dividend income on trading assets and liabilities.

Net Income (loss) from Financial Assets at Fair Value through Profit or Loss

Net income (loss) from financial assets at fair value through profit or loss includes all gains and losses arising from changes in the fair value of these financial assets and sales of such assets, and interest and dividend income on these financial assets.

Net Investment Income

Net investment income includes gains and losses on the disposal of available-for-sale financial assets, and dividends from available-for-sale equity instruments.

Earnings Per Share

The SMFG Group presents basic and diluted earnings per share (“EPS”) data for its common stock. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the SMFG Group by the weighted average number of common stock outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common stock outstanding for the effects of all dilutive potential common stock including share options and other convertible instruments.

Recent Accounting Pronouncements

The SMFG Group is currently assessing the impact of the following standards, amendments, and interpretations that are not yet effective and have not been early adopted:

IFRS 9 “Financial Instruments.” The standard introduces new requirements for classifying and measuring financial assets and liabilities. The standard requires all financial assets to be classified as fair value or amortized cost. A financial asset is measured at amortized cost if the asset is held within a business model whose objective is to hold the asset in order to collect contractual cash flows, and the asset’s contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. All other financial assets are measured at fair value. For an investment in an equity instrument which is not held for trading, the standard permits an irrevocable election, on initial recognition, on an instrument-by-instrument basis, to present all fair value changes from the investment in other comprehensive income. The standard also requires that derivatives embedded in contracts with a host that is a financial asset within the scope of the standard are not separated; instead the hybrid financial instrument is assessed in its entirety as to whether it should be measured at fair value or amortized cost. The standard maintains most of the requirements in IAS 39 regarding the classification and measurement of financial liabilities. However, with the new requirements, if an entity chooses to measure a financial liability at fair value, the amount of change in its fair value that is attributable to changes in the credit risk of that liability will be presented in other comprehensive income, rather than in profit or loss. The standard is effective for annual periods beginning on or after January 1, 2013. The SMFG Group is currently evaluating the potential impact that the adoption of the standard will have on its consolidated financial statements.

IFRS 10 “Consolidated Financial Statements.” The standard replaces the consolidation requirements of IAS 27 and SIC-12. IFRS 10 contains a single consolidation model that identifies control as the basis for consolidation for all types of entities. Under IFRS 10, control is based on whether an investor has (a) power over the investee; (b) exposure, or rights, to variable returns from its involvement with the investee; and (c) the ability to use its power over the investee to affect the amount of the investor’s returns. IFRS 10 sets out requirements for assessing control, including cases involving potential voting rights, agency relationships, control of specified assets and circumstances in which voting rights are not the dominant factor in determining control. The standard is effective for annual periods beginning on or after January 1, 2013. The SMFG Group is currently evaluating the potential impact that the adoption of the standard will have on its consolidated financial statements.

IFRS 11 “Joint Arrangements.” The standard replaces IAS 31 “Interests in Joint Ventures” and SIC-13 “Jointly Controlled Entities—Non-Monetary Contributions by Venturers.” IFRS 11 improves the accounting for joint arrangements by introducing a principle-based approach that requires a party to a joint arrangement to recognize its rights and obligations arising from the arrangement. Under IFRS 11, joint arrangements are classified as either as joint operations or joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control have rights to the assets and obligations for the liabilities. A joint venture is a joint arrangement whereby the parties that have joint control have rights to the net assets. IFRS 11 also eliminates proportionate consolidation as a method to account for joint ventures. The standard is effective for annual periods beginning on or after January 1, 2013. The SMFG Group is currently evaluating the potential impact that the adoption of the standard will have on its consolidated financial statements.

IFRS 12 “Disclosure of Interests in Other Entities.” The standard is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 sets out the required disclosures for entities reporting under IFRS 10 and IFRS 11, and replaces the disclosure requirements in IAS 28 “Investments in Associates.” It expands the disclosure requirements for subsidiaries with non-controlling interests, joint arrangements and associates that are individually material. It also requires an entity to disclose the nature, and changes in, the risk associated with its interests in both its consolidated and unconsolidated structured entities. The standard is effective for annual periods beginning on or after January 1, 2013. The SMFG Group is currently evaluating the potential impact that the adoption of the standard will have on disclosures in its consolidated financial statements.

IFRS 13 “Fair Value Measurement.” The standard defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when other IFRSs require or permit fair value measurements. It does not introduce any new requirements to measure an asset or a liability at fair value, change what is measured at fair value in IFRSs or address how to present changes in fair value. IFRS 13 provides clear and consistent guidance for measuring fair value and addressing valuation uncertainty in markets that are no longer active. It also increases the transparency of fair value measurements by requiring detailed disclosures about fair values derived using models. The standard is effective for annual periods beginning on or after January 1, 2013. The SMFG Group is currently evaluating the potential impact that the adoption of the standard will have on its consolidated financial statements.

IAS 27 (amended) “Separate Financial Statements.” The amended standard supersedes the previous version of IAS 27. The requirements relating to separate financial statements are unchanged and are included in the amended IAS 27. The other portions of the previous version of IAS 27 are replaced by IFRS 10. The amended standard is effective for annual periods beginning on or after January 1, 2013 and is not expected to have a material impact on the SMFG Group’s consolidated financial statements.

IAS 28 (amended) “Investments in Associates and Joint Ventures.” The amended standard supersedes the previous version of IAS 28 and conforms changes based on the issuance of IFRS 10, IFRS 11 and IFRS 12. The amended standard is effective for annual periods beginning on or after January 1, 2013 and is not expected to have a material impact on the SMFG Group’s consolidated financial statements.

Disclosures—Transfers of Financial Assets (amendments to IFRS 7 “Financial Instruments: Disclosures”). The amendments require additional disclosures of risk exposures arising from transferred financial assets. The current IFRS 7 requires certain disclosures related to transfers of financial assets that do not qualify for derecognition in their entirety. The amendments not only enhance disclosures for those transfers, but also add a new set of disclosures for transfers of financial assets where derecognition is achieved in their entirety. The amendments are effective for annual periods beginning on or after July 1, 2011. The SMFG Group is currently evaluating the potential impact that the adoption of the amendments will have on disclosures in its consolidated financial statements.

Presentation of Items of Other Comprehensive Income (amendments to IAS 1”Presentation of Financial Statements”). The amendments require entities to separate items presented in other comprehensive income into two groups, based on whether or not they may be reclassified to profit or loss in the future. Items that will not be reclassified will be presented separately from items that may be reclassified in the future. The amendments also reaffirm existing requirements that items in other comprehensive income and profit or loss should be presented as either a single statement or two consecutive statements. The amendments are effective for annual periods beginning on or after July 1, 2012 and are not expected to have a material impact on the SMFG Group’s consolidated financial statements.

Deferred tax: Recovery of Underlying Assets (amendments to IAS 12 “Income Taxes”). The amendments provide a practical approach for measuring deferred tax liabilities and deferred tax assets when investment property is measured using the fair value model. The measurement of deferred tax liabilities and deferred tax assets depends on whether an entity expects to recover the carrying amount by using it or by selling it. However, it is often difficult and subjective to determine the expected manner of recovery when the investment property is measured using the fair value model. To provide a practical approach in such cases, the amendments introduce a presumption that an investment property is recovered entirely through sale. The amendments are effective for annual periods beginning on or after January 1, 2012 and are not expected to have a material impact on the SMFG Group’s consolidated financial statements.

IAS 19 (amended) “Employee Benefits.” The amended standard requires entities to recognize all changes in the net defined benefit liability (asset) in the period in which those changes occur. The requirements include immediate recognition of defined benefit cost, disaggregation of defined benefit cost into components and recognition of remeasurements in other comprehensive income. The amended standard also requires additional disclosures about the risks arising from defined benefit plans. The amended standard is effective for annual periods beginning on or after January 1, 2013. The SMFG Group is currently evaluating the potential impact that the adoption of the amended standard will have on its consolidated financial statements.

IAS 24 (revised) “Related Party Disclosures.” The revised standard provides a partial exemption from the related party disclosure requirement for government-related entities, clarifies the definition of a related party, and includes an explicit requirement to disclose commitments involving related parties. The revised standard is effective for annual periods beginning on or after January 1, 2011 and is not expected to have a material impact on the SMFG Group’s consolidated financial statements.

Prepayments of a Minimum Funding Requirement (amendments to IFRIC 14 “IAS 19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction”). The amendments apply when an entity is subject to minimum funding requirements and makes an early payment of contributions to cover those requirements, permitting the benefit of such an early payment to be recognized as an asset. The amendments are effective for annual periods beginning on or after January 1, 2011 and are not expected to have a material impact on the SMFG Group’s consolidated financial statements.

IFRIC 19 “Extinguishing Financial Liabilities with Equity Instruments.” The interpretation requires the extinguishment of a financial liability by the issue of equity instruments to be measured at fair value with the difference between the fair value of the instrument issued and the carrying value of the liability extinguished being recognized in profit or loss. The interpretation is effective for annual periods beginning on or after July 1, 2010 and is not expected to have a material impact on the SMFG Group’s consolidated financial statements.

Improvements to IFRSs (2010). The improvements amend seven IFRS standards, and are part of the IASB’s annual improvements under which the IASB makes necessary, but not-urgent, amendments. Key amendments include: IFRS 3/IAS 27—clarification of transition requirements, measurement of non-controlling interests, unreplaced and voluntarily replaced share-based payment awards that are part of a business combination; IFRS 7—clarifications related to the disclosure of financial instruments; and IAS 1—clarification of content of statement of changes in equity. The amendments are generally effective for annual periods beginning on or after January 1, 2011 and are not expected to have a material impact on the SMFG Group’s consolidated financial statements.

3	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The consolidated financial statements are influenced by estimates and management judgment, which necessarily have to be made in the course of preparation of the consolidated financial statements. Estimates and judgments are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances, and which are continually evaluated.

Key Sources of Estimation Uncertainty

Allowance for loan losses

Allowance for loan losses represents management’s estimate of the losses incurred in the loan portfolios at the end of each reporting period. Management exercises judgment in making assumptions and estimations when calculating the allowance for loan losses on both individually and collectively assessed loans.

The allowance for loan losses for individually significant impaired loans is estimated by management based on the expected future cash flows taking into account factors such as historical loss information, the appropriateness of the borrower’s business plan or operational improvement plan, the status of progress of its plan, the overall support from financial institutions, and the realizable value of any collateral held. The allowance for loan losses for the remaining loans is collectively estimated by grouping financial assets into portfolios on the basis of similar credit risk characteristics and using the historical loss experience for these portfolios adjusted for the effect of the current economic environment. To assess the losses on the loan portfolios where loss events have occurred but not yet been identified, management develops assumptions and methodologies to estimate the loss identification period.

Management estimates and judgments may change from time to time as the economic environment changes or new information becomes available. Changes in these estimates and judgments will result in a different allowance for loan losses and may have a direct impact on impairment charges. The impairment charges for loan losses totaled ¥259,292 million, ¥215,886 million and ¥849,495 million for the fiscal years ended March 31, 2011, 2010 and 2009, respectively. For additional information, refer to Note 10 “Loans and Advances” and Note 32 “Impairment Charges on Financial Assets.”

Fair value of financial instruments

The fair values of financial instruments where no active market exists or where quoted prices are not otherwise available are determined by using valuation techniques. In these cases, inputs to valuation techniques are based on observable data with respect to similar financial instruments or using models. Where observable inputs are not available, the fair value is estimated based on appropriate assumptions. Where valuation techniques (for example, models) are used to determine fair values, they are validated and periodically reviewed. All models are certified before they are used, and calibrated to ensure that outputs reflect actual data and comparative market prices. To the extent practical, models use only observable data; however, areas such as credit risk (both own and counterparty), volatilities and correlations require management to make estimates. Changes in assumptions about these factors could affect the fair values of these financial instruments. More details about the SMFG Group’s valuation techniques, and the sensitivity analyses of fair values for financial instruments with significant unobservable inputs to reasonably possible alternative assumptions are given in Note 44 “Fair Value of Financial Assets and Liabilities.”

Impairment of available-for-sale financial assets

Available-for-sale financial assets are impaired if there is objective evidence of impairment as a result of loss events. The SMFG Group exercises judgment in determining whether there is objective evidence of occurrence of loss events which result in a decrease in estimated future cash flows of the financial assets. The estimation of future cash flows also requires judgment. In the assessment of impairment of available-for-sale equity instruments, the SMFG Group also considers whether there has been a significant or prolonged decline in fair value below their cost. The determination of what is a significant or prolonged decline requires management judgment.

Impairment may occur when there is objective evidence of deterioration in the financial conditions of the investee, industry and sector performance, or changes in operating and financing cash flows. The determination of impairment in this respect also includes significant management judgment.

Management estimates and judgments may change from time to time upon future events that may or may not occur and changes in these estimates and judgments could adversely affect the carrying amounts of available-for-sale financial assets. Impairment charges on available-for-sale financial assets totaled ¥174,636 million, ¥42,755 million and ¥391,215 million for the fiscal years ended March 31, 2011, 2010 and 2009, respectively. For additional information, refer to Note 9 “Investment Securities” and Note 32 “Impairment Charges on Financial Assets.”

Impairment of goodwill

Goodwill is tested for impairment on an annual basis or more frequently if events or changes in circumstances indicate that it may not be recoverable. If any such indication exists, then its recoverable amount is estimated. The process to determine the recoverable amount is inherently uncertain because such recoverable amount is determined based on a number of management estimates and judgments. The SMFG Group determines the recoverable amount using the estimated future cash flows, pre-tax discount rates, growth rates, and other factors. The estimation of future cash flows inherently reflects management judgments, even though such forecasts are prepared taking into account actual performance and external economic data. The pre-tax discount rates and growth rates may be significantly affected by market interest rates or other market conditions, which are beyond management’s control, and therefore significant management judgments are made to determine these assumptions. These management judgments are made based on the facts and circumstances at the time of the impairment test, and may vary depending on the situation and the time. Changes in management judgments may result in different impairment test results and different impairment amounts recognized. For the fiscal years ended March 31, 2011, 2010 and 2009, impairment losses on goodwill were nil, ¥3,918 million and ¥10,141 million, respectively. For additional information, refer to Note 14 “Intangible Assets.”

Retirement benefits

The SMFG Group has defined benefit plans such as defined benefit pension plans and lump-sum severance indemnity plans. The present value of the defined benefit obligation is calculated based on actuarial valuations that are dependent upon a number of assumptions, including discount rates, mortality rates and future salary (benefit) increases. The discount rates are equivalent to market yields of AA credit-rated corporate bonds that have terms to maturity approximating those of the related obligations. Future mortality rates are based on the official mortality table generally used for actuarial assumptions in Japan. Other assumptions used for the calculation of the defined benefit obligation are based on historical records. The expected return on plan assets is developed separately for each plan, typically using a building block approach recognizing the plan’s specific asset allocation and the assumed return on assets for each asset category. Due to the long-term nature of these plans, such estimates are subject to significant uncertainty. Any change in these assumptions will impact actuarial gains and losses, as well as the present value of the defined benefit obligations and the net retirement benefit expense for each period. Actuarial gains and losses in excess of the greater of 10% of the fair value of plan assets and 10% of the present value of the defined benefit obligation are recognized in the consolidated income statement over the employees’ expected average remaining working lives. The amounts of cumulative unrecognized actuarial losses, net of gains, at March 31, 2011 and 2010 were ¥210,534 million and ¥142,359 million, respectively. For additional information, refer to Note 23 “Retirement Benefits.”

Deferred tax assets

Deferred tax assets relating to tax losses carried forward and deductible temporary differences are recognized, only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the deductible temporary differences can be utilized. This assessment requires significant management estimates and judgments. Future taxable profit is estimated based on, among other relevant factors, forecasted operating results, which are based on historical financial performance and the business plans that management believes to be prudent and feasible. While the SMFG Group carefully assesses the realization of tax losses carried forward and deductible temporary differences, the actual taxable profit in the future may be less than the forecast. The net deferred tax assets amounted to ¥1,001,140 million and ¥1,097,351 million at March 31, 2011 and 2010, respectively. For additional information, refer to Note 22 “Deferred Income Tax.”

Critical Accounting Judgments

Special purpose entities

The SMFG Group is involved in transactions using special purpose vehicles which may be deemed as SPEs under IFRS in areas including the securitization of financial assets.

The SMFG Group consolidates SPEs, if the SMFG Group controls the SPEs in terms of potential indicators of control under IFRS. SPEs are consolidated when the substance of the relationship between the SMFG Group and the SPE indicates control. As it can sometimes be difficult to determine whether the SMFG Group controls an SPE, management makes judgments about its exposure to the risks and rewards, as well as about its ability to make operational decisions for the SPE in question.

4	SEGMENT ANALYSIS

Business Segments

The SMFG Group’s Business Segments information is prepared based on the internal reporting system utilized by management to assess the performance of the SMFG Group’s business segments. For the fiscal year ended March 31, 2011, there were no material changes in the organizational structure which affected the composition of the business segment. The SMFG Group has four main business segments, which include Commercial Banking, Securities, Leasing, and Credit Card. Segment information covers SMBC, which accounts for a major portion of the SMFG Group’s total assets and revenue, and the main subsidiaries related to the financial business.

Commercial Banking

SMBC consists of the majority of the commercial banking segment, and the remainder includes, but is not limited to, the Japanese regional financial institutions, Kansai Urban Banking Corporation and THE MINATO BANK, LTD, an internet bank, The Japan Net Bank, Limited, and foreign subsidiaries, such as Sumitomo Mitsui Banking Corporation Europe Limited, Manufacturers Bank, and Sumitomo Mitsui Banking Corporation (China) Limited. Since SMBC has a significant impact on the performance of the SMFG Group, its performance is reported to management in more detail by classifying the reporting into five business units by customer market segmentation comprised of the Consumer Banking Unit, the Middle Market Banking Unit, the Corporate Banking Unit, the International Banking Unit and the Treasury Unit.

SMBC’s Consumer Banking Unit

SMBC’s Consumer Banking Unit provides financial services to individual consumers residing in Japan. This business unit offers a wide range of financial services including, but not limited to, personal bank accounts, investment trusts, pension-type insurance products, life insurance products and housing loans.

SMBC’s Middle Market Banking Unit

SMBC’s Middle Market Banking Unit provides financial services targeting mid-sized companies and small- and medium-sized enterprises. This business unit offers customers lending, cash management, settlement, leasing, factoring, management information systems consulting, collection and investment banking services, some of which are offered in cooperation with other SMFG Group companies.

SMBC’s Corporate Banking Unit

SMBC’s Corporate Banking Unit provides a wide range of financial services such as loans, deposits, and settlement services, targeting large Japanese corporations and listed companies. This business unit also provides financial products and services through SMBC’s Investment Banking Unit such as loan syndication, structured finance, commitment lines and nonrecourse loans.

SMBC’s International Banking Unit

SMBC’s International Banking Unit supports Japanese companies doing business in overseas markets by providing a wide range of financial services in local markets, as well as engaging in businesses with non-Japanese companies and governmental companies. This business unit has branches in Europe, America and Asia Pacific regions forming a large global network. This business unit provides financial products and services including, but not limited to, project finance, loan syndication, securitization, shipping finance, global cash management services and yen custody services.

SMBC’s Treasury Unit

SMBC’s Treasury Unit operates in the domestic and international money, foreign exchange, securities and derivatives markets to serve customer needs, engages in trading operations and handles asset liability management (“ALM”) operations. It supports other units’ customer transactions such as credit operations and deposit taking services by entering into market transactions. This business unit also manages market and liquidity risk while maximizing its earnings by using an expanded array of investment techniques including alternative investments, diversified investment portfolios and increased arbitrage investment opportunities.

SMBC’s Others

SMBC’s Others represents the difference between the aggregate of SMBC’s five business units and SMBC as a whole. It mainly consists of administrative expenses related to the headquarters operations and profit or loss on the activities related to capital management. Amounts recorded in SMBC’s Others are those related to the Corporate Staff Units including the Compliance Unit, the Office of Corporate Auditors and the Corporate Planning Department, which do not belong to either of the five business units.

In addition to the above five business units, SMBC has an Investment Banking Unit, which develops and provides investment banking products and services, as well as other cross-sectional departments such as the Corporate Advisory Division, the Global Advisory Department and the Private Advisory Division. Since these units and departments are cross-sectional supporting all other business units, their revenues and expenses are in principle allocated to each business unit.

Securities

Securities mainly consist of Nikko Cordial Securities Inc. (“Nikko Cordial Securities”) and SMBC Friend Securities Co., Ltd. (“SMBC Friend Securities”). Nikko Cordial Securities, which the SMFG Group acquired on October 1, 2009, is one of the largest securities companies in Japan and offers financial products, investment consultation, and administration services to individual and corporate customers. Their offerings include stocks, bonds, investment trusts and variable annuity insurance products. SMBC Friend Securities is a securities company that provides financial products focused mainly on retail customers residing in Japan.

Leasing

Leasing mainly consists of Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”), SMBC Leasing and Finance, Inc., and Sumitomo Mitsui Auto Service, which is an associate of the SMFG Group. SMFL offers a wide range of leasing services by combining the know-how obtained from the expertise of the SMFG

Group in providing financial solutions, and the expertise of Sumitomo Corporation Group in commercial products and business distribution. These services include, among others, leasing services for corporations, such as leasing of information and communication equipment, industrial equipment, construction equipment.

Credit Card

Credit Card mainly consists of Sumitomo Mitsui Card Company, Limited (“SMCC”) and Cedyna Financial Corporation. SMCC is the first company to introduce the Visa Card to Japan as well as a leading company in the domestic credit card industry. SMCC provides settlement and financing services, mainly related to credit card transactions. Cedyna Financial Corporation was established as an associate of the SMFG Group on April 1, 2009 by a merger between Central Finance Co., Limited, QUOQ Inc. and OMC Card, Inc. On May 31, 2010, the SMFG Group acquired the majority stake in Cedyna Financial Corporation and subsequently made it a wholly owned subsidiary by a share exchange with an effective date of May 1, 2011.

SMFG’s Others

SMFG’s Others represents the difference between the aggregate of Commercial Banking, Securities, Leasing and Credit Card segments, and the SMFG Group as a whole. It mainly consists of the profit or loss from SMFG on a stand-alone basis, other subsidiaries and equity-method associates, including The Japan Research Institute, Limited, ORIX Credit, Promise Co., Ltd, and At-Loan Co., Ltd. It also includes internal transactions between the SMFG Group companies, which were eliminated in the consolidated financial statements.

Measurement of Segment Profit or Loss

The Business Segments information is prepared under the management approach. The business profit is used as profit indicator of banks in Japan. The business profit is calculated by deducting general and administrative expenses (i.e., the total of personnel expense, non-personnel expense and tax, excluding nonrecurring factors) from gross profits (i.e., the total of net interest income, trust fees, net fee and commission income, net trading income and net other operating income). While the SMFG Group’s disclosure complies with the requirements on segment information in accordance with IFRS, the figures reported to management and disclosed herein are prepared under accounting principles generally accepted in Japan (“Japanese GAAP”). Consequently, the Business Segment information does not agree with the figures in the consolidated financial statements under IFRS. These differences are addressed later in “Reconciliation of Segmental Results of Operations to Consolidated Income Statements.”

The information regarding total assets of each segment is not provided to management to decide how to allocate resources and assess performance. Accordingly, total assets are not included in the segment information.

Segmental Results of Operation

For the fiscal year ended March 31, 2011

	Commercial Banking
	SMBC							Total(3)
	Consumer Banking Unit	Middle Market Banking Unit	Corporate Banking Unit	International Banking Unit	Treasury Unit	Others	SMBC Total
	(In billions)
Gross profit	¥387.8	¥443.9	¥201.3	¥186.5	¥330.7	¥(18.4)	¥1,531.8	¥1,773.5
Net interest income	337.5	272.9	131.4	107.7	136.3	(18.0)	967.8	1,117.6
Net non-interest income	50.3	171.0	69.9	78.8	194.4	(0.4)	564.0	655.9
General and administrative expenses	(290.3)	(221.7)	(36.0)	(57.9)	(17.9)	(75.4)	(699.2)	(834.2)
Other profit(1)	—	—	—	—	—	—	—	(34.4)

Consolidated net business profit(2)(5)	¥97.5	¥222.2	¥165.3	¥128.6	¥312.8	¥(93.8)	¥832.6	¥904.9

	Securities			Leasing		Credit Card			Others	Total
	Nikko Cordial Securities	SMBC Friend Securities	Total(3)	Sumitomo Mitsui Finance & Leasing	Total(3)	Sumitomo Mitsui Card	Cedyna(4)	Total(3)
	(In billions)
Gross profit	¥205.2	¥53.0	¥261.6	¥95.2	¥99.4	¥182.3	¥134.4	¥322.5	¥75.6	¥2,532.6
Net interest income	(2.7)	0.6	(1.3)	60.0	56.7	22.9	36.8	62.3	100.3	1,335.6
Net non-interest income	207.9	52.4	262.9	35.2	42.7	159.4	97.6	260.2	(24.7)	1,197.0
General and administrative expenses	(166.7)	(42.7)	(212.4)	(28.1)	(38.0)	(129.8)	(97.5)	(229.4)	12.9	(1,301.1)
Other profit(1)	—	—	(5.6)	(16.9)	(3.8)	(19.9)	(37.5)	(57.4)	(128.3)	(229.5)

Consolidated net business profit(2)(5)	¥38.5	¥10.3	¥43.6	¥50.2	¥57.6	¥32.6	¥(0.6)	¥35.7	¥(39.8)	¥1,002.0

For the fiscal year ended March 31, 2010

	Commercial Banking
	SMBC							Total(3)
	Consumer Banking Unit	Middle Market Banking Unit	Corporate Banking Unit	International Banking Unit	Treasury Unit	Others	SMBC Total
	(In billions)
Gross profit	¥391.7	¥472.9	¥197.3	¥169.1	¥272.8	¥(48.5)	¥1,455.3	¥1,669.3
Net interest income	357.2	298.2	125.9	110.1	187.5	(32.5)	1,046.4	1,181.9
Net non-interest income	34.5	174.7	71.4	59.0	85.3	(16.0)	408.9	487.4
General and administrative expenses	(288.7)	(218.7)	(33.3)	(54.5)	(16.3)	(74.3)	(685.8)	(803.3)
Other profit(1)	—	—	—	—	—	—	—	(132.8)

Consolidated net business profit(2)(5)	¥103.0	¥254.2	¥164.0	¥114.6	¥256.5	¥(122.8)	¥769.5	¥733.2

	Securities			Leasing		Credit Card			Others	Total
	Nikko(4) Cordial Securities	SMBC Friend Securities	Total(3)	Sumitomo Mitsui Finance & Leasing	Total(3)	Sumitomo Mitsui Card	Cedyna	Total(3)
	(In billions)
Gross profit	¥100.5	¥67.2	¥161.4	¥97.2	¥109.5	¥183.6	¥—	¥183.4	¥19.2	¥2,142.8
Net interest income	(1.4)	0.6	(0.2)	59.8	64.5	27.5	—	29.3	9.9	1,285.4
Net non-interest income	101.9	66.6	161.6	37.4	45.0	156.1	—	154.1	9.3	857.4
General and administrative expenses	(77.0)	(44.4)	(124.3)	(28.5)	(40.9)	(135.8)	—	(137.9)	6.5	(1,099.9)
Other profit(1)	—	—	13.7	(24.8)	(27.5)	(23.5)	—	(40.4)	(23.6)	(210.6)

Consolidated net business profit(2)(5)	¥23.5	¥22.8	¥50.8	¥43.9	¥41.1	¥24.3	¥—	¥5.1	¥2.1	¥832.3

For the fiscal year ended March 31, 2009

	Commercial Banking
	SMBC							Total(3)
	Consumer Banking Unit	Middle Market Banking Unit	Corporate Banking Unit	International Banking Unit	Treasury Unit	Others	SMBC Total
	(In billions)
Gross profit	¥429.4	¥539.8	¥196.7	¥175.0	¥246.8	¥(62.8)	¥1,524.9	¥1,719.9
Net interest income	396.3	338.3	121.5	104.0	123.4	(65.1)	1,018.4	1,158.5
Net non-interest income	33.1	201.5	75.2	71.0	123.4	2.3	506.5	561.4
General and administrative expenses	(290.7)	(222.7)	(31.5)	(64.8)	(17.9)	(73.9)	(701.5)	(813.8)
Other profit(1)	—	—	—	—	—	—	—	(147.6)

Consolidated net business profit(2)(5)	¥138.7	¥317.1	¥165.2	¥110.2	¥228.9	¥(136.7)	¥823.4	¥758.5

	Securities			Leasing		Credit Card			Others	Total
	Nikko Cordial Securities	SMBC Friend Securities	Total(3)	Sumitomo Mitsui Finance & Leasing	Total(3)	Sumitomo Mitsui Card	Cedyna	Total(3)
	(In billions)
Gross profit	¥—	¥42.8	¥45.5	¥91.9	¥100.5	¥180.2	¥—	¥219.3	¥(2.2)	¥2,083.0
Net interest income	—	1.2	1.5	57.2	60.8	29.5	—	35.1	(3.9)	1,252.0
Net non-interest income	—	41.6	44.0	34.7	39.7	150.7	—	184.2	1.7	831.0
General and administrative expenses	—	(40.4)	(40.9)	(29.5)	(41.7)	(137.3)	—	(172.9)	28.5	(1,040.8)
Other profit(1)	—	(0.1)	(67.8)	(25.9)	(32.9)	(20.6)	—	(30.7)	(34.5)	(313.5)

Consolidated net business profit(2)(5)	¥—	¥2.3	¥(63.2)	¥36.5	¥25.9	¥22.3	¥—	¥15.7	¥(8.2)	¥728.7

(1)	Other profit in “Total” of each segment includes non-operating profits and losses of subsidiaries other than SMBC, ordinary profit of equity-method associates taking into account the ownership ratio.

(2)	The Group’s consolidated net business profit = SMBC’s business profit on a nonconsolidated basis, excluding the effect of the reversal of reserve for possible loan losses + ordinary profit of other consolidated subsidiaries (with adjustment for extraordinary items) + (ordinary profit of equity-method associates * ownership ratio)—internal transactions (such as dividends) under Japanese GAAP.

Consolidated net business profit of SMBC Friend Securities Co., Ltd., Nikko Cordial Securities Inc., Sumitomo Mitsui Finance and Leasing Co., Ltd., Sumitomo Mitsui Card Company, Limited, and Cedyna Financial Corporation are operating profit of each company.

(3)	Total under each business segment includes the aggregation of the results from the operating units that were not separately identified. (e.g., the difference between “Total” in Commercial Banking and “SMBC Total” consists of SMFG’s banking subsidiaries except SMBC, such as SMBC Europe Limited, SMBC (China) Limited, Kansai Urban Banking Corporation and The Minato Bank, Ltd.)
(4)	The results of Nikko Cordial Securities for the fiscal year ended March 31, 2010 only include six months of Nikko Cordial Securities’ results. The results of Cedyna Financial Corporation for the fiscal year ended March 31, 2011 include the SMFG Group’s ownership ratio of the first quarter of Cedyna Financial Corporation’s results and the full results of Cedyna Financial Corporation for subsequent quarters.
(5)	The Group’s total credit cost (reversal) for the fiscal years ended March 31, 2011, 2010 and 2009 was ¥217.3 billion, ¥473.0 billion and ¥767.8 billion, of which ¥144.6 billion, ¥395.1 billion and ¥695.6 were for Commercial Banking, ¥(0.02) billion, ¥0.03 billion and ¥0.07 billion were for Securities, ¥8.0 billion, ¥27.4 billion and ¥26.8 billion were for Leasing, and ¥46.6 billion, ¥26.1 billion and ¥33.6 billion were for Credit Card, respectively. Total credit cost consists of credit cost and gains on recoveries of written-off claims. Credit cost of SMBC and gains on recoveries of written-off claims were not included in consolidated net business profit, but in “Loans and advances” in the reconciliation table in the section “Reconciliation of Segmental Results of Operations to Consolidated Income Statements.”

Reconciliation of Segmental Results of Operations to Consolidated Income Statements

The figures provided in the tables above are calculated by aggregating the figures in the management reporting under Japanese GAAP for each segment. The total amount of net business profits that is calculated by each segment based on the internal managerial data is reconciled to profit (loss) before tax that is reported in the consolidated financial statements as shown in the following table:

	Reconciliation between Consolidated net business profit and Profit (loss) before tax
For the fiscal year ended March 31, 2011	Reconciliation between Management reporting and Japanese GAAP	Differences between IFRS and Japanese GAAP	Total
	(In billions)
Consolidated net business profit	¥1,002.0		¥1,002.0

Scope of consolidation	85.1	¥30.2	115.3
Derivative financial instruments	—	97.3	97.3
Investment securities	(87.3)	(19.2)	(106.5)
Loans and advances	(97.0)	(62.8)	(159.8)
Investments in associates and joint ventures	(12.9)	(0.4)	(13.3)
Property, plant and equipment	(10.4)	3.0	(7.4)
Defined benefit plans	(38.6)	48.6	10.0
Foreign currency translation	—	9.9	9.9
Lease accounting	—	(9.2)	(9.2)
Others	(13.6)	8.0	(5.6)

Profit (loss) before tax under Japanese GAAP	¥827.3

Total differences between IFRS and Japanese GAAP		¥105.4

Profit (loss) before tax under IFRS			¥932.7

	Reconciliation between Consolidated net business profit and Profit (loss) before tax
For the fiscal year ended March 31, 2010	Reconciliation between Management reporting and Japanese GAAP	Differences between IFRS and Japanese GAAP	Total
	(In billions)
Consolidated net business profit	¥832.3		¥832.3

Scope of consolidation	91.7	¥48.2	139.9
Derivative financial instruments	—	82.2	82.2
Investment securities	3.8	100.8	104.6
Loans and advances	(257.9)	232.8	(25.1)
Investments in associates and joint ventures	(27.5)	19.6	(7.9)
Property, plant and equipment	(1.7)	6.5	4.8
Defined benefit plans	(48.0)	45.5	(2.5)
Classification of equity and liability	—	20.2	20.2
Foreign currency translation	—	(1.5)	(1.5)
Lease accounting	—	(8.8)	(8.8)
Others	(34.6)	31.1	(3.5)

Profit (loss) before tax under Japanese GAAP	¥558.1

Total differences between IFRS and Japanese GAAP		¥576.6

Profit (loss) before tax under IFRS			¥1,134.7

	Reconciliation between Consolidated net business profit and Profit (loss) before tax
For the fiscal year ended March 31, 2009	Reconciliation between Management reporting and Japanese GAAP	Differences between IFRS and Japanese GAAP	Total
	(In billions)
Consolidated net business profit	¥728.7		¥728.7

Scope of consolidation	83.3	¥3.0	86.3
Derivative financial instruments	—	1.7	1.7
Investment securities	(220.4)	(190.5)	(410.9)
Loans and advances	(553.9)	(112.1)	(666.0)
Investments in associates and joint ventures	(16.9)	11.8	(5.1)
Property, plant and equipment	(18.2)	4.3	(13.9)
Defined benefit plans	(19.6)	36.3	16.7
Classification of equity and liability	—	47.9	47.9
Foreign currency translation	—	33.6	33.6
Lease accounting	—	(7.3)	(7.3)
Others	46.5	3.6	50.1

Profit (loss) before tax under Japanese GAAP	¥29.5

Total differences between IFRS and Japanese GAAP		¥(167.7)

Profit (loss) before tax under IFRS			¥(138.2)

Information about Geographical Areas

The following table shows the consolidated total operating income in accordance with IFRS by the main geographical areas. The SMFG Group’s services are provided to domestic and foreign clients on a worldwide basis. These include transactions where SMBC’s branches in Japan may deal with customers located in foreign countries and where SMBC’s overseas branches may provide services to Japanese companies.

To identify income attributed to each geographical area for the purposes of this disclosure, they are aggregated based on the geographical location of the booking entity, with the assumption that transactions booked in booking entities are deemed to have occurred in their respective geographical areas.

	For the fiscal year ended March 31,
	2011	2010	2009
	(In millions)
Domestic(2):
Japan	¥2,584,873	¥2,372,369	¥2,073,563

Total domestic	2,584,873	2,372,369	2,073,563

Foreign(2)(3):
Americas	110,339	194,470	87,704
Europe and Middle East	70,791	101,749	127,849
Asia and Oceania	112,242	95,965	121,979

Total foreign	293,372	392,184	337,532

Consolidated total operating income(1)	¥2,878,245	¥2,764,553	¥2,411,095

(1)	This table presents consolidated total operating income by geographical area for the fiscal years ended March 31, 2011, 2010 and 2009, respectively. Total operating income comprises net interest income, net fee and commission income, net trading income, net income (loss) from financial assets at fair value through profit or loss, net investment income and other income.
(2)	The geographical segmentation is determined based on the degrees of the following factors: geographic proximity, similarity of economic activities and relationship of business activities among regions.
(3)	Americas includes the United States, Brazil, Canada and others; Europe and Middle East include the United Kingdom, Germany, France and others; Asia and Oceania include China, Singapore, Australia and others except Japan.

5	CASH AND DEPOSITS WITH BANKS

Cash and deposits with banks at March 31, 2011 and 2010 consisted of the following:

	At March 31,
	2011	2010
	(In millions)
Cash	¥1,285,847	¥1,108,248
Deposits with banks	8,150,511	5,131,150

Total cash and deposits with banks	¥9,436,358	¥6,239,398

The reconciliation of cash and cash equivalents used for the purposes of the consolidated statement of cash flows at March 31, 2011, 2010 and 2009 is shown as follows:

	At March 31,
	2011	2010	2009
	(In millions)
Cash and deposits with banks	¥9,436,358	¥6,239,398	¥5,044,744
Less: term deposits with original maturities over three months	(680,935)	(436,334)	(342,320)
Less: cash segregated as deposits and others	(181,824)	(191,501)	(69,245)

Cash and cash equivalents	¥8,573,599	¥5,611,563	¥4,633,179

Private depository institutions in Japan are required to maintain certain minimum reserve funds with the Bank of Japan, based on average deposit balances and certain other factors. There are similar reserve deposit requirements for foreign offices engaged in banking businesses in foreign countries. At March 31, 2011, 2010 and 2009, the reserve funds, which were included in cash and cash equivalents, amounted to ¥3,829,002 million, ¥2,032,456 million and ¥1,733,961 million, respectively.

6	TRADING ASSETS

Trading assets at March 31, 2011 and 2010 consisted of the following:

	At March 31,
	2011	2010
	(In millions)
Debt instruments	¥3,105,897	¥3,117,725
Equity instruments	209,256	141,054

Total trading assets	¥3,315,153	¥3,258,779

Trading debt instruments mainly consist of Japanese government bonds, Japanese municipal bonds, and commercial papers. Trading equity instruments mainly consist of investment funds and Japanese listed stocks.

7	DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments include futures, forwards, swaps, options and other types of derivative contracts, which are transactions listed on exchanges or over-the-counter transactions. In the normal course of business, the SMFG Group enters into a variety of derivatives for trading and risk management purposes. The SMFG Group uses derivatives for trading activities, which include facilitating customer transactions, market-making and arbitrage activities. The SMFG Group also uses derivatives to reduce its exposures to market and credit risks as part of its asset and liability management, without applying hedge accounting.

Derivatives are financial instruments that derive their value from the price of underlying items such as interest rates, foreign exchange, equities, bonds, commodities, credit spreads and other indices. The SMFG Group’s derivative financial instruments mainly consist of interest rate derivatives and currency derivatives. Interest rate derivatives include interest rate futures, interest rate swaps and interest rate swaptions. Currency derivatives include currency swaps, foreign exchange forward transactions and currency options.

The table below represents the derivative financial instruments by type and purpose of derivative at March 31, 2011 and 2010.

	At March 31, 2011
	Trading			Risk Management(1)
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities
	(In millions)
Interest rate derivatives	¥495,845,898	¥2,968,609	¥2,959,420	¥48,188,973	¥365,694	¥349,570
Futures	72,265,454	21,292	23,412	10,942,193	535	1,181
Listed Options	525,276	43	60	—	—	—
Forwards	19,541,028	5,881	5,843	—	—	—
Swaps	356,353,932	2,847,841	2,802,926	36,772,822	363,507	347,805
OTC Options	47,160,208	93,552	127,179	473,958	1,652	584
Currency derivatives	78,968,925	1,113,735	1,258,206	2,797,985	362,640	28,376
Futures	8,980	1	—	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	50,715,913	561,155	462,277	9,616	—	173
Swaps	20,596,772	99,389	473,836	2,788,369	362,640	28,203
OTC Options	7,647,260	453,190	322,093	—	—	—
Equity derivatives	577,385	46,910	45,496	21,521	455	1,083
Futures	177,990	5,583	3,584	—	—	—
Listed Options	10,657	116	203	—	—	—
Forwards	—	—	—	—	—	—
Swaps	—	—	—	21,521	455	1,083
OTC Options	388,738	41,211	41,709	—	—	—
Commodity derivatives	377,569	102,587	61,839	—	—	—
Futures	10,140	113	117	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	—	—	—	—	—	—
Swaps	340,733	100,954	60,451	—	—	—
OTC Options	26,696	1,520	1,271	—	—	—
Credit derivatives	2,296,589	15,343	21,271	—	—	—

Total derivative financial instruments	¥578,066,366	¥4,247,184	¥4,346,232	¥51,008,479	¥728,789	¥379,029

(1)	Derivative instruments categorized as “Risk Management” are used for certain economic hedging, such as managing the exposure to changes in fair value of the loan portfolio, and are identified as hedges under Japanese GAAP, but without applying hedge accounting under IFRS.

	At March 31, 2010
	Trading			Risk Management(1)
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities
	(In millions)
Interest rate derivatives	¥507,846,491	¥3,032,882	¥2,951,906	¥50,710,183	¥334,244	¥313,540
Futures	62,288,335	38,938	36,391	16,486,526	2,147	412
Listed Options	220,389	278	22	—	—	—
Forwards	25,288,939	4,734	4,891	—	—	—
Swaps	364,540,368	2,859,336	2,782,005	33,743,354	331,764	312,188
OTC Options	55,508,460	129,596	128,597	480,303	333	940
Currency derivatives	67,015,235	1,284,991	1,281,646	2,088,256	178,905	15,108
Futures	5,862	2	—	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	34,585,242	585,294	481,182	—	—	—
Swaps	22,944,558	282,508	470,803	2,088,256	178,905	15,108
OTC Options	9,479,573	417,187	329,661	—	—	—
Equity derivatives	543,161	42,670	47,175	9,534	—	276
Futures	98,287	1,084	1,469	—	—	—
Listed Options	1,642	1	1	—	—	—
Forwards	—	—	—	—	—	—
Swaps	—	—	—	9,534	—	276
OTC Options	443,232	41,585	45,705	—	—	—
Commodity derivatives	458,301	117,234	64,453	—	—	—
Futures	24,234	173	180	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	—	—	—	—	—	—
Swaps	385,769	114,096	62,875	—	—	—
OTC Options	48,298	2,965	1,398	—	—	—
Credit derivatives	2,747,245	70,616	82,591	—	—	—

Total derivative financial instruments	¥578,610,433	¥4,548,393	¥4,427,771	¥52,807,973	¥513,149	¥328,924

(1)	Derivative instruments categorized as “Risk Management” are used for certain economic hedging, such as managing the exposure to changes in fair value of the loan portfolio, and are identified as hedges under Japanese GAAP, but without applying hedge accounting under IFRS.

Credit derivatives

The SMFG Group enters into credit derivatives to manage the risk of its commercial banking credit portfolio containing loans by hedging, as well as diversifying the credit exposure in the portfolio, and to undertake credit loss protection transactions based on the needs from customers as financial intermediation. The table below provides information regarding the notional amounts and the fair value of credit derivatives by purpose.

	At March 31, 2011
	Protection purchased			Protection sold
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities
	(In millions)
Managing our credit risk portfolio	¥503,677	¥569	¥319	¥576,875	¥1,100	¥7,379
Trading purposes	29,764	169	29	35,061	37	204
Facilitating client transactions	575,606	13,261	173	575,606	207	13,167

Total	¥1,109,047	¥13,999	¥521	¥1,187,542	¥1,344	¥20,750

	At March 31, 2010
	Protection purchased			Protection sold
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities
	(In millions)
Managing our credit risk portfolio	¥524,704	¥2,312	¥380	¥622,232	¥1,294	¥8,262
Trading purposes	12,808	59	196	4,393	10	2
Facilitating client transactions	791,554	66,941	—	791,554	—	73,751

Total	¥1,329,066	¥69,312	¥576	¥1,418,179	¥1,304	¥82,015

The following table summarizes the notional amounts of the SMFG Group’s credit derivative portfolio by type of counterparty at March 31, 2011 and 2010.

	At March 31,
	2011		2010
	Notional amounts		Notional amounts
Type of counterparty	Protection purchased	Protection sold	Protection purchased	Protection sold
Banks and broker-dealers	¥787,784	¥1,187,542	¥825,967	¥1,418,179
Insurance and other financial guaranty firms	321,263	—	503,099	—

Total	¥1,109,047	¥1,187,542	¥1,329,066	¥1,418,179

8	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

Financial assets at fair value through profit or loss at March 31, 2011 and 2010 consisted of the following:

	At March 31,
	2011	2010
	(In millions)
Debt instruments	¥1,995,810	¥1,978,149
Equity instruments	136,538	114,234

Total financial assets at fair value through profit or loss	¥2,132,348	¥2,092,383

The SMFG Group classifies the entire hybrid instrument at fair value through profit or loss when the SMFG Group is required to separate an embedded derivative from its host contract, but is unable to measure the embedded derivative separately either at acquisition or at the end of a subsequent reporting period.

From the fiscal year ended March 31, 2011, the SMFG Group classified certain financial assets held by a newly consolidated venture capital investment subsidiary as financial assets at fair value through profit or loss. These financial assets are managed and their performance is evaluated on a fair value basis in accordance with a documented risk management or investment strategy. The amounts of these financial assets were ¥97 million in debt instruments and ¥23,134 million in equity instruments at March 31, 2011.

9	INVESTMENT SECURITIES

Investment securities at March 31, 2011 and 2010 consisted of the following:

	At March 31,
	2011	2010
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥3,763,715	¥2,871,212
Japanese municipal bonds	171,516	154,281
Japanese corporate bonds	246,609	246,519

Total domestic	4,181,840	3,272,012

Total held-to-maturity investments	¥4,181,840	¥3,272,012

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥20,223,478	¥11,925,487
Japanese municipal bonds	372,751	268,291
Japanese corporate bonds	413,467	438,664
Other debt instruments	205,222	217,639
Equity instruments	2,885,397	3,168,320

Total domestic	24,100,315	16,018,401

Foreign:
U.S. Treasury and other U.S. government agencies bonds	4,283,260	2,049,546
Other governments and official institutions bonds	1,265,922	1,283,591
Mortgage-backed securities	205,844	4,637
Other debt instruments	293,573	224,855
Equity instruments	331,352	299,146

Total foreign	6,379,951	3,861,775

Total available-for-sale financial assets	¥30,480,266	¥19,880,176

Total investment securities	¥34,662,106	¥23,152,188

Financial Stabilization Funds

The Financial Stabilization Funds (the “Funds”) were established in 1996 by the Government of Japan in connection with the restructuring program for the loans of certain failed housing-loan companies. The Government of Japan requested Japanese domestic financial institutions to contribute to the Funds, including commercial banks, insurance companies, securities companies, as well as the Bank of Japan. The contributions to the Funds are non-interest earning and expected to mature 15 years from the contribution date.

The Funds invest principally in Japanese government bonds. The investment returns of the Funds are used to make up for the losses incurred from the restructuring program. On maturity of the Funds, if there are accumulated losses incurred through the collection of the loans made to the housing-loan companies (so-called “stage two losses”), the Government of Japan indicated that it would bear half of such losses.

The SMFG Group contributed ¥218,426 million to the Funds when they were established. Since the contributions to the Funds are non-interest earning, they were discounted to their present value at the time of the contribution and the discount is accrued until the expected maturity date using the effective interest method. The contributions to the Funds are included in other debt instruments in available-for-sale financial assets and are measured at fair value. The fair values of the Funds at the end of each reporting period are calculated by DCF method using Japanese government bond yields. In March 2011, the Government of Japan approved the outline of final treatment for this program, where the Japanese domestic financial institutions, including us, would share the stage two losses evenly with the government and, as a consequence, would not recover a portion of the contributions to the Funds. Accordingly, at March 31, 2011 the SMFG Group calculated the fair value of the Funds and recognized an impairment loss based on the above development. The fair values of the Funds were ¥205,222 million and ¥217,639 million at March 31, 2011 and 2010, respectively.

10	LOANS AND ADVANCES

The following are the principal components of loans and advances at March 31, 2011 and 2010 by industry classification.

	At March 31,
	2011	2010
	(In millions)
Domestic:
Manufacturing	¥8,344,261	¥8,428,854
Agriculture, forestry, fisheries and mining	162,727	162,879
Construction	1,327,475	1,492,690
Transportation, communications and public enterprises	4,036,780	3,519,279
Wholesale and retail	5,616,084	5,552,637
Finance and insurance	2,568,670	3,431,882
Real estate and goods rental and leasing	8,281,048	8,751,450
Services	4,316,724	4,644,737
Municipalities	1,440,167	1,346,611
Lease financing	2,205,451	2,320,651
Consumer(1)	18,552,987	17,544,284
Others	4,378,791	5,137,721

Total domestic	61,231,165	62,333,675

Foreign:
Public sector	83,109	147,115
Financial institutions	1,794,794	2,031,812
Commerce and industry	8,949,629	8,161,198
Lease financing	172,361	205,547
Others	528,847	442,225

Total foreign	11,528,740	10,987,897

Gross loans and advances	72,759,905	73,321,572
Adjust: Unearned income, unamortized premiums-net and deferred loan fees-net	(152,443)	(153,889)
Less: Allowance for loan losses	(1,587,133)	(1,533,555)

Net loans and advances	¥71,020,329	¥71,634,128

(1)	The balance in Consumer mainly consists of housing loans. The housing loan balances amounted to ¥14,577,945 million and ¥14,436,921 million at March 31, 2011 and 2010, respectively.

Reconciliation of allowance for loan losses is as follows:

	For the fiscal year ended March 31,
	2011	2010	2009
	(In millions, except percentages)
Allowance for loan losses at the beginning of the fiscal year	¥1,533,555	¥1,599,630	¥1,094,226
Provision for loan losses	259,292	215,886	849,495
Charge-offs:
Domestic	175,717	360,895	306,141
Foreign	24,044	23,620	30,733

Total	199,761	384,515	336,874

Recoveries:
Domestic	2,624	953	1,082
Foreign	190	16	15

Total	2,814	969	1,097

Net charge-offs	196,947	383,546	335,777
Others(1)	(8,767)	101,585	(8,314)

Allowance for loan losses at the end of the fiscal year	¥1,587,133	¥1,533,555	¥1,599,630

Allowance for loan losses applicable to foreign activities:
Balance at the beginning of the fiscal year	¥121,797	¥192,325	¥92,248

Balance at the end of the fiscal year	¥108,612	¥121,797	¥192,325

Provision (credit) for loan losses	¥19,501	¥(42,830)	¥137,898

Ratio of net charge-offs during the fiscal year to average loans outstanding during the fiscal year	0.27%	0.51%	0.45%

(1)	Others were primarily from foreign exchange translations for the fiscal years ended March 31, 2011 and 2009, whereas the amount for the fiscal year ended March 31, 2010 mainly included an increase in the allowance for loan losses of ¥102,687 million from the acquisition of subsidiaries.

11	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The following table presents the SMFG Group’s principal associates and joint ventures at March 31, 2011. Investments in associates and joint ventures of the SMFG Group are accounted for using the equity method unless they are held for sale.

Company Name	Issued Capital		Percentage of SMFG’s Voting Rights	Main Business
	(In millions)		(%)
Principal Associates
Vietnam Export Import Commercial Joint Stock Bank	12,526	(1)	15.0	Commercial banking
Sumitomo Mitsui Auto Service Company, Limited	6,950		39.9	Leasing
NEC Capital Solutions Limited	3,776		25.0	Leasing
POCKET CARD CO., LTD.	14,374		35.5	Credit card services
Promise Co., Ltd.	80,737		22.0	Consumer finance
At-Loan Co., Ltd.(2)	10,912		49.9	Consumer finance
Daiwa SB Investments Ltd.	2,000		43.9	Investment advisory and investment trust management
Sumitomo Mitsui Asset Management Company, Limited	2,000		27.5	Investment advisory and investment trust management
JSOL CORPORATION	5,000		50.0	System development and data processing
Sakura Information Systems Co., Ltd.	600		49.0	System engineering and data processing
Principal Joint Venture
Daiwa Securities SMBC Principal Investments Co., Ltd.	100		40.0	Investments, fund management

(1)	The amount is presented in billions of Vietnamese dong.
(2)	The SMFG Group sold the investment in At-Loan Co., Ltd. to Promise Co., Ltd., on April 1, 2011. At-Loan Co., Ltd. merged with Promise Co., Ltd. following the sale transaction.

Certain investees including Vietnam Export Import Commercial Joint Stock Bank are accounted for as an associate even though the SMFG Group holds less than 20 percent of the voting rights, since the SMFG Group has the ability to exercise significant influence over the entity through participation in the policy making process at the meeting of the Board of Directors, the provision of essential technical information, or other relevant agreements or relationships.

The SMFG Group also invests in certain investees which are accounted for as available-for-sale financial assets even though the SMFG Group holds 20 percent or more of the voting rights because of contracts or arrangements entered into with other investors by which the SMFG Group loses the power to exert significant influence over such investees.

The changes in the SMFG Group’s share of net assets of associates and joint ventures for the fiscal years ended March 31, 2011 and 2010 were as follows:

	Associates and Joint Ventures
	2011	2010
	(In millions)
At the beginning of the fiscal year	¥289,141	¥407,835
Share of post-tax loss of associates and joint ventures	(5,796)	(37,461)
Dividends paid	(2,287)	(1,623)
New investments	10,724	60,787
Disposals	(335)	(160,441)
Transfer to subsidiary	(67,537)	(694)
Impairment losses(1)	(16,837)	(18,134)
Reversal of impairment losses(2)	13,533	19,832
Exchange and other adjustments	(19,471)	19,040

At the end of the fiscal year	¥201,135	¥289,141

(1)	Impairment losses are recorded in “Other expenses” in the consolidated income statement.
(2)	Reversal of impairment losses is recorded in “Other income” in the consolidated income statement.

Summarized financial information of the SMFG Group’s associates and joint ventures at and for the fiscal years ended March 31, 2011 and 2010 was as follows:

	At March 31,
	2011	2010
	(In millions)
Total assets	¥3,647,923	¥5,829,836
Total liabilities	3,015,336	4,896,821
Revenues	1,050,230	1,643,425
Expenses	1,083,956	1,658,503
Net loss	33,726	15,078

The above amounts represent the aggregate of total assets, total liabilities, revenues, expenses and net loss of each associate and joint venture. They are principally based on the financial statements of the associates and joint ventures at March 31, 2011 and 2010. For the fiscal year ended March 31, 2009, revenues, expenses and net loss of the SMFG Group’s associates and joint ventures were ¥2,280,886 million, ¥2,478,873 million and ¥197,987 million, respectively.

The fair value of investments in associates for which there were published price quotations at March 31, 2011 and 2010 was as follows:

	Fair Value
	At March 31,
	2011	2010
	(In millions)
Promise Co., Ltd.	¥16,281	¥24,212
Cedyna Financial Corporation(1)	—	38,699
Vietnam Export Import Commercial Joint Stock Bank.	9,251	15,135
NEC Capital Solutions Limited	7,352	6,506
POCKET CARD CO., LTD.(2)	7,336	—

(1)	Cedyna Financial Corporation became a subsidiary when the SMFG Group subscribed to its newly issued shares and obtained control over Cedyna Financial Corporation on May 31, 2010. Refer to Note 48 “Acquisitions.”
(2)	SMBC acquired POCKET CARD CO., LTD. shares held by Promise Co., Ltd. on March 31, 2011. As a result of the transaction, POCKET CARD CO., LTD. became an associate of the SMFG Group directly held by SMBC.

There are no significant restrictions on the ability of associates to transfer funds to the SMFG Group in the form of cash dividends, repayment of loans and advances.

12	PROPERTY, PLANT AND EQUIPMENT

The table below shows the changes in property, plant and equipment for the fiscal years ended March 31, 2011 and 2010.

	Land	Buildings	Leased Assets	Others	Total
	(In millions)
Cost	¥493,673	¥554,894	¥9,181	¥488,251	¥1,545,999
Accumulated depreciation and impairment losses	(6,384)	(319,845)	(2,162)	(313,652)	(642,043)

Net carrying amount at April 1, 2009	487,289	235,049	7,019	174,599	903,956

Additions	10,437	22,758	4,117	122,861	160,173
Acquisition of subsidiaries	13,175	16,041	3,048	5,659	37,923
Disposals	(11,986)	(4,429)	(590)	(3,532)	(20,537)
Depreciation	—	(16,233)	(3,462)	(55,995)	(75,690)
Impairment losses	(1,739)	(7,996)	—	(164)	(9,899)
Exchange differences	34	(248)	—	(131)	(345)
Other changes	(1)	7,179	(586)	(9,002)	(2,410)

Net carrying amount	497,209	252,121	9,546	234,295	993,171

Cost	505,046	589,708	13,575	570,982	1,679,311
Accumulated depreciation and impairment losses	(7,837)	(337,587)	(4,029)	(336,687)	(686,140)

Net carrying amount at March 31, 2010	497,209	252,121	9,546	234,295	993,171

Additions	10,011	23,289	4,692	129,265	167,257
Acquisition of subsidiaries	461	1,910	728	1,966	5,065
Disposals	(2,673)	(2,389)	(401)	(5,365)	(10,828)
Depreciation	—	(18,830)	(3,473)	(54,309)	(76,612)
Impairment losses	(2,231)	(3,113)	—	(16)	(5,360)
Exchange differences	(559)	(457)	(5)	(2,605)	(3,626)
Other changes	(699)	21,283	(41)	(50,127)	(29,584)

Net carrying amount	501,519	273,814	11,046	253,104	1,039,483

Cost	510,874	614,043	19,781	618,674	1,763,372
Accumulated depreciation and impairment losses	(9,355)	(340,229)	(8,735)	(365,570)	(723,889)

Net carrying amount at March 31, 2011	¥501,519	¥273,814	¥11,046	¥253,104	¥1,039,483

The impairment losses on property, plant and equipment are included in “Other expenses” in the consolidated income statements.

Others include equipment and furniture, which had net carrying amounts of ¥248,639 million and ¥226,088 million at March 31, 2011 and 2010, respectively.

The SMFG Group had ¥8,786 million and ¥6,419 million of contractual commitments to acquire property, plant and equipment at March 31, 2011 and 2010.

The carrying amount of items of property, plant and equipment on which there was a restriction on sale was ¥12,005 million and ¥10,526 million at March 31, 2011 and 2010, respectively.

The carrying amount of items of property, plant and equipment pledged as security for liabilities was ¥15,019 million and ¥16,166 million at March 31, 2011 and 2010, respectively.

13	LEASES

As Lessee

The SMFG Group leases land and buildings, office equipment, and other tangible and intangible assets from third parties under finance leases or operating leases.

The carrying amount of assets held under finance leases

The carrying amount of assets held under finance leases at March 31, 2011 and 2010 consisted of the following:

	At March 31,
	2011	2010
	(In millions)
Tangible assets:
Land and buildings	¥4,610	¥4,954
Other tangible assets(1)	6,436	4,592

Total(2)	11,046	9,546

Software	361	367

Total(3)	¥11,407	¥9,913

(1)	Other tangible assets include mainly equipment, machinery, and vehicles.
(2)	Cross-reference to Leased assets in Note 12 “Property, Plant and Equipment.”
(3)	The SMFG Group has sublet leased assets classified as finance leases (the carrying amount of those assets is not included in table above). Future minimum sublease payments related to sublet leased assets are included in finance lease commitments.

Finance lease commitments

The total of future minimum lease payments and their present value under finance leases at March 31, 2011 and 2010 were as follows:

	At March 31,
	2011	2010
	(In millions)
Not later than one year	¥23,238	¥20,088
Later than one year and not later than five years	38,594	35,882
Later than five years	6,215	7,213

Total	68,047	63,183
Less: Future interest charges	(3,070)	(3,005)

Present value of finance lease commitments(1)	¥64,977	¥60,178

(1)	Present value of finance lease commitments is included within “Borrowings” in the consolidated statement of financial position. See Note 18 “Borrowings.”

At March 31, 2011 and 2010, the total amounts of future minimum sublease payments to be received under non-cancellable subleases were ¥56,829 million and ¥54,236 million, respectively.

Operating lease commitments

The total amounts of future minimum lease payments under non-cancellable operating leases at March 31, 2011 and 2010 were as follows:

	At March 31,
	2011	2010
	(In millions)
Not later than one year	¥34,805	¥17,153
Later than one year and not later than five years	91,538	42,496
Later than five years	175,511	27,247

Total future minimum lease payments under non-cancellable operating leases	¥301,854	¥86,896

For the fiscal years ended March 31, 2011, 2010 and 2009, ¥30,360 million, ¥18,455 million and ¥14,915 million were recognized as expenses in respect of lease and sublease agreements, of which ¥30,303 million, ¥18,398 million and ¥14,865 million related to minimum lease payments, and ¥57 million, ¥57 million and ¥50 million related to sublease payments, respectively. Lease expenses recognized in respect of lease and sublease agreements are included within “General and Administrative Expenses.”

As Lessor

The SMFG Group leases assets to third parties under finance leases or operating leases, including machinery, equipment, aircraft, vessel and property.

Finance lease receivable

The gross investment in the lease, unearned finance income, present value of the minimum lease payments receivable and unguaranteed residual values under finance leases at March 31, 2011 and 2010 were as follows:

	At March 31, 2011
	Gross investment in the lease	Unearned finance income	Present value of the minimum lease payments receivable(1)	Unguaranteed residual values(1)
	(In millions)
Not later than one year	¥820,899	¥72,426	¥748,473	¥21,293
Later than one year and not later than five years	1,344,722	107,421	1,237,301	114,948
Later than five years	260,862	36,895	223,967	31,830

Total	¥2,426,483	¥216,742	¥2,209,741	¥168,071

	At March 31, 2010
	Gross investment in the lease	Unearned finance income	Present value of the minimum lease payments receivable(1)	Unguaranteed residual values(1)
	(In millions)
Not later than one year	¥878,804	¥77,110	¥801,694	¥26,554
Later than one year and not later than five years	1,469,215	118,227	1,350,988	70,110
Later than five years	288,896	41,810	247,086	29,766

Total	¥2,636,915	¥237,147	¥2,399,768	¥126,430

(1)	Present value of the minimum lease payments receivable and unguaranteed residual values are included within “Loans and advances” in the consolidated statement of financial position.

Accumulated allowance for uncollectible minimum lease payments receivable was ¥27,976 million and ¥52,695 million at March 31, 2011 and 2010, respectively.

Operating lease receivable

The total amount of the future minimum lease payments receivable under non-cancellable operating leases at March 31, 2011 and 2010 was as follows:

	At March 31,
	2011	2010
	(In millions)
Not later than one year	¥36,995	¥25,126
Later than one year and not later than five years	101,846	84,479
Later than five years	54,704	44,958

Total	¥193,545	¥154,563

14	INTANGIBLE ASSETS

Goodwill

Changes in goodwill

The table below shows the changes in goodwill by business segment for the fiscal years ended March 31, 2011 and 2010.

	Commercial Banking	Securities	Leasing	Credit Card	Others	Total
	(In millions)
Gross amount of goodwill	¥465	¥92,496	¥102,710	¥260	¥1,540	¥197,471
Accumulated impairment losses	—	(10,067)	—	—	(74)	(10,141)

Net carrying amount at April 1, 2009	465	82,429	102,710	260	1,466	187,330

Acquisitions	10,787	164,440	—	—	3,918	179,145
Disposals	(55)	—	—	—	—	(55)
Impairment losses	—	—	—	—	(3,918)	(3,918)

Net carrying amount	11,197	246,869	102,710	260	1,466	362,502
Gross amount of goodwill	11,197	256,936	102,710	260	5,458	376,561
Accumulated impairment losses	—	(10,067)	—	—	(3,992)	(14,059)

Net carrying amount at March 31, 2010	11,197	246,869	102,710	260	1,466	362,502

Acquisitions	—	—	—	5,000	1,884	6,884
Disposals	—	—	—	—	—	—
Impairment losses	—	—	—	—	—	—

Net carrying amount	11,197	246,869	102,710	5,260	3,350	369,386
Gross amount of goodwill	11,197	256,936	102,710	5,260	7,342	383,445
Accumulated impairment losses	—	(10,067)	—	—	(3,992)	(14,059)

Net carrying amount at March 31, 2011	¥11,197	¥246,869	¥102,710	¥5,260	¥3,350	¥369,386

The impairment losses on goodwill are included within “Other expenses” in the consolidated income statement.

Changes in goodwill during the fiscal year ended March 31, 2011

During the fiscal year ended March 31, 2011, the SMFG Group recognized additional goodwill of ¥6,884 million. The main addition was ¥5,000 million in the Credit Card segment resulting from the acquisition of Cedyna Financial Corporation.

Changes in goodwill during the fiscal year ended March 31, 2010

During the fiscal year ended March 31, 2010, the SMFG Group recognized additional goodwill of ¥179,145 million. The main addition was ¥164,440 million in the Securities segment resulting from the acquisition of Nikko Cordial Securities, Inc. (“Nikko Cordial Securities”) and ¥10,787 million in the Commercial Banking segment resulting from the merger of THE BIWAKO BANK, LIMITED with Kansai Urban Banking Corporation (“KUBC”), which is SMBC’s subsidiary.

Impairment testing of goodwill

(a)	Allocating goodwill to cash-generating units

For the purpose of impairment testing, goodwill is allocated to cash-generating units or group of cash-generating units, which represent the lowest level within the entity at which goodwill is monitored for internal purposes.

At March 31, 2011, the SMFG Group allocated goodwill to the Commercial Banking segment amounting to ¥11,197 million relating to KUBC, to the Securities segment amounting to ¥246,869 million including ¥74,616 million relating to SMBC Friend Securities and ¥172,253 million relating to Nikko Cordial Securities, and to the Leasing segment amounting to ¥102,710 million relating to SMFL.

At March 31, 2010, the SMFG Group allocated goodwill to the Commercial Banking segment amounting to ¥11,197 million relating to KUBC, to the Securities segment amounting to ¥246,869 million including ¥82,429 million relating to SMBC Friend Securities and ¥164,440 million relating to Nikko Cordial Securities, and to the Leasing segment amounting to ¥102,710 million relating to SMFL.

The aggregate amounts of other goodwill were ¥8,610 million and ¥1,726 million at March 31, 2011 and 2010, and they were not considered individually significant.

(b)	Timing of impairment tests

Goodwill is tested annually for impairment or more frequently when there are indicators of impairment. The SMFG Group performs the annual impairment tests for primary cash-generating units to which goodwill has been allocated at the end of each reporting period.

(c)	Recoverable amount of cash-generating units

To determine whether an impairment loss should be recognized, the carrying amount of a cash-generating unit is compared to its recoverable amount. The recoverable amount of a cash-generating unit is the higher of its fair value less costs to sell and its value in use.

Fair value less costs to sell: The SMFG Group determines the recoverable amount of KUBC based on the fair value less costs to sell. In determining the fair value less costs to sell, the fair value is determined using an observable market price for the cash-generating unit in the active market as of the date of the impairment test.

Value in use: The SMFG Group determines the recoverable amounts of the primary cash-generating units other than KUBC based on the value in use. The value in use is determined based on discounted future cash flows, which are based on the financial plans which have been approved by management and which are valid when the impairment test is performed. The financial plans are prepared taking into account the current economic and regulatory environment, direction of the regulation and business forecasts of the individual cash-generating units.

The financial plans, which are used to estimate the cash flow projections of the cash-generating units, cover three to five years. The cash flow projections beyond the period covered by the financial plans are extrapolated by applying the appropriate growth rates in perpetuity.

(d)	Key assumptions used in impairment testing

The key assumptions used for the value in use calculations for the fiscal years ended March 31, 2011 and 2010 were as follows:

	For the fiscal year ended March 31,
	2011			2010
	SMBC Friend Securities	Nikko Cordial Securities	SMFL	SMBC Friend Securities	Nikko Cordial Securities	SMFL
Pre-tax discount rate	11.94%	15.77%	12.65%	12.51%	15.33%	12.89%
Growth rate	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%

Management considers that the pre-tax discount rate and the growth rate are the most sensitive key assumptions to determine the value in use of the cash-generating units.

Pre-tax discount rate: The pre-tax discount rates used to estimate the discounted cash flow of the primary cash-generating units are determined based on the Capital Asset Pricing Model (“CAPM”). The risk-free interest rate, the market risk premium and the beta factor that are used in the CAPM are determined based on market data and other external sources of information. The beta factor is determined based on a respective group of peer companies of the cash-generating units.

Growth rate: The growth rates used to estimate the cash flow projections beyond the period covered by the financial plans, which shall cover a maximum period of five years, are determined based on the expected long-term inflation rate and long-term average growth rates for the industries. The growth rate does not exceed the long-term growth rate for the industry in which the cash-generating unit operates.

Management believes that there are no reasonably possible changes in any of the key assumptions that would lead to the recoverable amounts of the cash-generating units being below these carrying amounts for the fiscal years ended March 31, 2011 and 2010.

Other intangible assets

The table below shows the changes in other intangible assets for the fiscal years ended March 31, 2011 and 2010.

	Internally generated software	Purchased software	Contractual customer relationships	Trademarks	Other intangibles	Total
	(In millions)
Cost	¥221,386	¥108,055	¥—	¥—	¥12,268	¥341,709
Accumulated amortization and impairment losses	(120,942)	(47,698)	—	—	(2,548)	(171,188)

Net carrying amount at April 1, 2009	100,444	60,357	—	—	9,720	170,521

Additions	41,913	36,853	—	—	3,506	82,272
Acquisition of subsidiaries	20,145	13,606	86,066	37,055	5,263	162,135
Disposals	(830)	(516)	—	—	(40)	(1,386)
Amortization	(36,347)	(21,196)	(2,869)	(1,853)	(432)	(62,697)
Impairment losses	(1,574)	(666)	—	—	(26)	(2,266)
Exchange differences	(2)	(78)	—	—	1	(79)
Other changes	2,164	1,290	—	—	(4,221)	(767)

Net carrying amount	125,913	89,650	83,197	35,202	13,771	347,733

Cost	280,176	128,642	86,066	37,055	16,278	548,217
Accumulated amortization and impairment losses	(154,263)	(38,992)	(2,869)	(1,853)	(2,507)	(200,484)

Net carrying amount at March 31, 2010	125,913	89,650	83,197	35,202	13,771	347,733

Additions	52,058	40,026	—	—	9,596	101,680
Acquisition of subsidiaries	—	25,886	10,264	253	632	37,035
Disposals	(192)	(1,582)	—	—	(20)	(1,794)
Amortization	(46,021)	(27,206)	(6,180)	(3,724)	(719)	(83,850)
Impairment losses	(2)	(35)	—	—	(22)	(59)
Exchange differences	(62)	(333)	—	—	—	(395)
Other changes	1,676	2,293	—	—	(4,028)	(59)

Net carrying amount	133,370	128,699	87,281	31,731	19,210	400,291

Cost	349,843	185,232	96,330	37,308	22,382	691,095
Accumulated amortization and impairment losses	(216,473)	(56,533)	(9,049)	(5,577)	(3,172)	(290,804)

Net carrying amount at March 31, 2011	¥133,370	¥128,699	¥87,281	¥31,731	¥19,210	¥400,291

The impairment losses on intangible assets are included within “Other expenses” and the amortization expenses of intangible assets are included within “General and administrative expenses” in the consolidated income statement.

The SMFG Group had ¥1,926 million and ¥2,963 million of contractual commitments to acquire intangible assets at March 31, 2011 and 2010, respectively.

The amounts of research and development expenditure recognized as expenses for the fiscal years ended March 31, 2011, 2010 and 2009 were ¥521 million, ¥267 million and ¥209 million, respectively, and they were recorded in “General and administrative expenses” in the consolidated income statement.

Other intangibles at March 31, 2011 and 2010 include leasehold rights, amounting to ¥7,700 million and ¥7,726 million, respectively, which are rights to use land for the purpose of owning the buildings. Since the SMFG Group has a long history of renewal, these contracts are not expected to be terminated in the foreseeable future. Leasehold rights are expected to generate cash flows for an indefinite period of time. They are not amortized but are tested for impairment annually, irrespective of whether there is any indication of impairment.

15	OTHER ASSETS

Other assets at March 31, 2011 and 2010 consisted of the following:

	At March 31,
	2011	2010
	(In millions)
Prepaid expenses	¥40,213	¥36,619
Accrued income	266,072	243,175
Receivables from unsettled regular way trades	873,461	592,154
Retirement benefit assets	142,211	91,261
Security deposits	117,627	115,275
Investment properties(1)	138,099	125,188
Others	346,387	371,097

Total other assets	¥1,924,070	¥1,574,769

(1)	Investment properties are carried at cost less accumulated depreciation and accumulated impairment losses. The fair values of investment properties were ¥136,689 million and ¥125,034 million at March 31, 2011 and 2010, respectively. The fair values were mainly determined based on market values provided by independent valuation appraisers having the appropriate recognized professional qualifications and recent experience in the locations and categories of properties being valued. Rental income from investment properties was ¥10,871 million, ¥9,758 million and ¥8,012 million for the fiscal years ended March 31, 2011, 2010 and 2009, respectively.

16	DEPOSITS

Deposits at March 31, 2011 and 2010 consisted of the following:

	At March 31,
	2011	2010
	(In millions)
Non-interest-bearing demand deposits	¥12,887,647	¥11,608,944
Interest-bearing deposits:
Demand deposits	33,437,191	31,226,596
Deposits at notice	4,931,392	5,363,534
Time deposits	26,882,486	26,882,242
Negotiable certificates of deposit	8,366,323	6,995,620
Others	3,964,059	3,621,037

Total deposits	¥90,469,098	¥85,697,973

Others include, among other items, foreign currency deposits in domestic offices and Japanese yen accounts held by foreign depositors in domestic offices.

17	TRADING LIABILITIES

Trading liabilities at March 31, 2011 and 2010 consisted of the following:

	At March 31,
	2011	2010
	(In millions)
Debt instruments “short position”	¥1,622,849	¥1,589,366
Equity instruments “short position”	1,069	3,259

Total trading liabilities	¥1,623,918	¥1,592,625

Trading liabilities include the instruments classified as held for trading. Trading debt instruments mainly consist of Japanese government bonds. Trading equity instruments mainly consist of Japanese listed stocks.

18	BORROWINGS

Short-term borrowings and long-term borrowings (with original maturities of more than one year) at March 31, 2011 and 2010 consisted of the following:

		At March 31,
	Interest rate	2011	2010
		(In millions)
SMBC:
Short-term borrowings	0.10%-2.60%	¥4,084,858	¥919,778
Long-term borrowings:
Unsubordinated
Floating rate borrowing, payable in Japanese yen, due 2010-2030	0.25%-6.10%	53,145	63,839
Floating rate borrowing, payable in United States dollars, due 2014-2015	0.62%-0.79%	266,080	158,185
Other fixed or floating rate borrowing, due 2010-2023	0.25%-6.10%	10,048	6,245
Subordinated
Fixed rate borrowing, payable in Japanese yen, due 2010-2026	1.44%-4.65%	341,000	346,000
Floating rate borrowing, payable in Japanese yen, due 2012	1.73%-1.75%	5,000	5,000

Total SMBC		4,760,131	1,499,047

Other subsidiaries:
Short-term borrowings	0.06%-7.20%	4,401,984	2,839,228
Long-term borrowings:
Unsubordinated
Fixed rate borrowing, payable in Japanese yen, due 2010-2025	0.25%-5.65%	734,717	488,500
Fixed rate borrowing, payable in United States dollars, due 2010-2017	1.09%-5.76%	90,110	108,644
Fixed rate borrowing, payable in Thai baht, due 2010-2013	2.85%-6.65%	12,673	10,777
Fixed rate borrowing, payable in Chinese yuan, due 2010-2013	0.05%-0.07%	23,712	12,150
Floating rate borrowing, payable in Japanese yen, due 2010-2031	0.30%-2.45%	822,031	591,422
Floating rate borrowing, payable in United States dollars, due 2011-2017	0.54%-1.30%	29,565	1,393
Floating rate borrowing, payable in Chinese yuan, due 2011-2013	0.05%-0.07%	25,646	12,781
Other fixed or floating rate borrowing, due 2010-2015	0.32%-8.45%	4,592	4,948
Subordinated
Floating rate borrowing, payable in Japanese yen, due 2014-2020	1.80%-3.91%	25,233	27,730

Total other subsidiaries		6,170,263	4,097,573

Liabilities associated with securitization transactions:
Fixed rate borrowing, payable in Japanese yen, due 2010-2045	0.38%-3.13%	1,390,107	1,519,857
Floating rate borrowing, payable in Japanese yen, due 2011-2039	0.44%-2.49%	162,880	144,829

Total liabilities associated with securitization transactions		1,552,987	1,664,686

Lease obligations	—	64,977	60,178

Total borrowings		¥12,548,358	¥7,321,484

The interest rates shown in the above table are the contractual rates in effect at March 31, 2011 and 2010, and thus do not represent the actual effective interest rates. Maturity information for certain subordinated borrowings is based on the date of callable option.

19	DEBT SECURITIES IN ISSUE

Debt securities in issue at March 31, 2011 and 2010 consisted of the following:

		At March 31,
	Interest rate	2011	2010
		(In millions)
SMBC:
Commercial paper	0.10%-0.38%	¥378,120	¥475,466
Bonds:
Bonds, payable in Japanese yen	0.00%-4.67%	1,257,486	1,055,625
Bonds, payable in United States dollars	1.95%-3.15%	289,857	—
Bonds, payable in Australian dollars	5.76%	46,123	45,561
Subordinated bonds:
Subordinated bonds, payable in Japanese yen	0.44%-2.97%	1,813,353	1,972,906
Subordinated bonds, payable in United States dollars	5.63%-8.00%	91,320	102,091
Subordinated bonds, payable in Euros	4.00%-4.38%	125,593	40,955

Total SMBC		4,001,852	3,692,604

Other subsidiaries:
Commercial paper	0.11%-0.79%	1,641,214	1,410,174
Bonds:
Bonds, payable in Japanese yen	0.27%-4.95%	113,523	89,865
Subordinated bonds:
Subordinated bonds, payable in Japanese yen	1.05%-4.95%	125,799	112,240
Other:
Liabilities to third parties under investment contracts	—	8,000	18,273

Total other subsidiaries		1,888,536	1,630,552

Total debt securities in issue		¥5,890,388	¥5,323,156

Interest rates represent the contractual interest rates that were applied at March 31, 2011 and 2010, and thus do not represent the actual effective interest rates.

Certain bonds are redeemable prior to maturity at the option of the SMFG Group.

20	PROVISIONS

The following table presents movements by class of provisions for the fiscal years ended March 31, 2011 and 2010:

	Provision for interest repayment	Other provisions	Total
	(In millions)
Balance at April 1, 2009	¥8,695	¥20,969	¥29,664
Additional provisions	2,729	5,541	8,270
Amounts used	(1,618)	(5,025)	(6,643)
Unused amounts reversed	—	(135)	(135)
Amortization of discount and effect of change in discount rate	—	(413)	(413)
Others	10	1,483	1,493

Balance at March 31, 2010	9,816	22,420	32,236

Additional provisions	27,790	5,475	33,265
Amounts used	(32,313)	(4,399)	(36,712)
Unused amounts reversed	(75)	(24)	(99)
Amortization of discount and effect of change in discount rate	(777)	171	(606)
Others(1)	67,778	491	68,269

Balance at March 31, 2011	¥72,219	¥24,134	¥96,353

(1)	Others mainly include an increase in the provision for interest repayment of ¥67,562 million from the acquisition of subsidiaries for the fiscal year ended March 31, 2011.

Provision for Interest Repayment

Japan has two laws restricting interest rates on loans. The Interest Rate Restriction Act sets the maximum interest rates on loans ranging from 15% to 20%. The Act Regulating the Receipt of Contributions, Receipt of Deposits and Interest Rates capped the interest rate on loans at 29.2% up to June 2010. Interest rates on loans greater than the range of 15-20% but below the maximum allowable of 29.2% were called “gray zone interest,” and many consumer finance companies were charging interest in this zone.

In January 2006, judicial decisions strictly interpreted the conditions under which consumer finance companies may retain gray zone interest. As a result, claims for refunds of gray zone interest have increased.

The provision for interest repayment is calculated by estimating the future claims for the refund of gray zone interest, taking into account historical experience. The timing of the settlement of these claims is uncertain.

In December 2006, the Government of Japan made amendments to laws regulating moneylenders to implement regulatory reforms affecting the consumer finance industry. As a result, in June 2010, the maximum legal interest rates on loans were reduced to the range of 15-20%, and gray zone interest was eliminated.

Other Provisions

Other provisions include asset retirement obligations and provisions for reimbursement of deposits, loan commitments, product warranties and litigation claims. Most of these provisions occurred in the normal course of business and none of them are individually significant.

21	OTHER LIABILITIES

Other liabilities at March 31, 2011 and 2010 consisted of the following:

	At March 31,
	2011	2010
	(In millions)
Accrued expenses	¥188,683	¥198,721
Unearned income	172,763	169,333
Financial guarantees and other credit-related contingent liabilities	74,728	26,677
Due to trust account	216,172	159,554
Payables from unsettled regular way trades	2,189,746	1,107,212
Payable related to credit card services	333,395	273,953
Obligations from factoring transactions	182,189	164,102
Retirement benefit liabilities	56,893	58,184
Guarantee deposits received	139,358	117,979
Others	868,239	790,612

Total other liabilities	¥4,422,166	¥3,066,327

22	DEFERRED INCOME TAX

The changes of net deferred tax assets and liabilities for the fiscal years ended March 31, 2011 and 2010 were as follows:

	For the fiscal year ended March 31,
	2011	2010
	(In millions)
At the beginning of the fiscal year	¥1,097,351	¥1,686,251
Deferred tax expense	(263,174)	(385,991)
Deferred tax relating to other comprehensive income:
Available-for-sale financial assets reserve	137,137	(219,946)
Exchange differences on translating the foreign operations reserve	9,383	59
Acquisitions of subsidiaries	20,130	20,243
Exchange differences and others	313	(3,265)

At the end of the fiscal year	¥1,001,140	¥1,097,351

The deferred tax assets and liabilities at March 31, 2011 and 2010 were attributable to the following items:

	At March 31,
	2011	2010
	(In millions)
Deferred tax assets:
Loans and advances	¥515,490	¥468,299
Investment securities	223,286	64,495
Tax losses carried forward	187,910	438,084
Retirement benefits	63,706	88,972
Derivative financial instruments	57,659	72,885
Other deductible temporary differences	143,326	130,802

Total deferred tax assets	1,191,377	1,263,537

Deferred tax liabilities:
Deposits	56,408	35,218
Lease transactions	31,919	40,428
Goodwill and intangible assets	31,157	8,565
Investment securities	19,786	23,746
Other taxable temporary differences	50,967	58,229

Total deferred tax liabilities	190,237	166,186

Total deferred tax assets-net(1)	¥1,001,140	¥1,097,351

(1)	Deferred tax assets and deferred tax liabilities were offset in the consolidated statement of financial position if the entity has a legally enforceable right to set off current tax assets against current tax liabilities, and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on the same taxable entity.

The net deferred tax assets of the SMFG Group consist mainly of the net deferred tax assets of SMBC. At March 31, 2011 and 2010, SMBC recognized ¥820 billion and ¥932 billion of net deferred tax assets, including deferred tax assets recognized for the tax losses carried forward of ¥150 billion and ¥398 billion, respectively. Other major items, such as the deferred tax assets for loans and advances, derivative financial instruments or investment securities were generally related to the accumulated losses from the fair value change or the impairment of these assets which would be deductible for tax purposes in future periods. SMBC considers that it will be able to use most of the tax losses carried forward before expiration and other deductible temporary differences based mainly on taxable income expected to be generated in the future under business plans which management believes to be prudent and feasible. In SMFG’s other subsidiaries, deferred tax assets relating to tax losses carried forward and deductible temporary differences are recognized only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the deductible temporary differences can be utilized. No deferred tax assets were recognized in SMFG, SMBC and certain of SMFG’s subsidiaries for the tax losses carried forward projected to expire, or for the deductible temporary differences estimated not to be realized due to the uncertainty of sufficient future profit.

The following table shows the amounts of deductible temporary differences and the tax losses carried forward by expiration date at March 31, 2011 and 2010 for which no deferred tax assets were recognized:

	At March 31,
	2011		2010
	(In millions)
Deductible temporary differences	¥236,327		¥171,579
Tax losses carried forward which will expire in 1 year	360		361,086	(1)
2 years	228,854	(1)	367
3 years	5,198		90,131	(1)
4 years	4,509		183
5 years	25,303		8,142
6 years	68,904		3,105
7 years and thereafter	80,803		26,011

Total deductible temporary differences and tax losses carried forward	¥650,258		¥660,604

(1)	The amount of unrecognized deferred tax assets for ¥229 billion, ¥361 billion and ¥90 billion of tax losses carried forward would be ¥11 billion, ¥26 billion and ¥6 billion, respectively, if recognized. The majority of these unrecognized deferred tax assets were for tax losses of enterprise taxes in Japan. Most of the other unrecognized deferred tax assets for temporary differences and tax losses carried forward would be calculated using an applicable tax rate of 40.7%, if recognized.

In addition to the above table, the SMFG Group does not recognize deferred tax assets for deductible temporary differences related to investments in subsidiaries, associates and joint ventures where SMFG has no intention to reverse these differences in the foreseeable future. The amount of those deductible temporary differences was approximately ¥3,883 billion and ¥3,976 billion at March 31, 2011 and 2010, respectively. Most of the temporary differences were associated with investments in SMBC, which resulted from a statutory share transfer made at the establishment of SMFG in December 2002.

At March 31, 2011 and 2010, the amount of taxable temporary differences associated with investments in subsidiaries, associates and joint ventures for which deferred tax liabilities had not been recognized was approximately ¥353 billion and ¥245 billion, respectively. SMFG can control the timing of reversal of the temporary differences and it is probable that they will not be reversed in the foreseeable future.

Deferred tax expense for the fiscal years ended on March 31, 2011 and 2010 was attributable to the following temporary differences:

	For the fiscal year ended March 31,
	2011	2010
	(In millions)
Tax losses carried forward	¥(248,985)	¥(252,234)
Loans and advances	45,525	(1,828)
Retirement benefits	(24,083)	(11,304)
Investment securities	22,901	(83,652)
Derivative financial instruments	(19,720)	(28,938)
Deposits	(18,798)	(8,456)
Goodwill and intangible assets	(17,308)	(8,565)
Lease transactions	5,485	4,659
Other temporary differences-net	(8,191)	4,327

Total deferred tax expense	¥(263,174)	¥(385,991)

23	RETIREMENT BENEFITS

Defined Benefit Plans

SMBC and some of SMFG’s other subsidiaries have various defined benefit plans such as defined benefit pension plans and lump-sum severance indemnity plans, which define the amount of benefits that an employee will receive on or after retirement, usually based on one or more factors, such as age, years of service, compensation, classes and earned points based on service.

SMBC’s defined benefit plans account for the vast majority of the defined benefit obligations and plan assets in the SMFG Group. SMBC has a Corporate Defined Benefit Pension Plan and a lump-sum severance indemnity plan. SMBC has set up retirement benefit trusts in relation to both of these plans as described below.

Defined benefit pension plans

SMBC’s Corporate Defined Benefit Pension Plan is a funded defined benefit pension plan, which is defined and regulated by the Corporate Defined Benefit Pension Plan Law, one of the Japanese pension laws. The pension plan is funded through SMBC’s contribution to a “Pension Fund,” a special entity established in accordance with the pension laws. The Pension Fund administers and manages the plan assets. Other defined benefit pension plans in the SMFG Group are typically established and managed in the same way.

Lump-sum severance indemnity plans

SMBC and some of SMFG’s other subsidiaries have lump-sum severance indemnity plans under which their employees are provided with lump-sum cash payments upon leaving the company. While funding of these plans is not required under Japanese pension laws, some of these plans are funded with assets held by retirement benefit trusts as described below.

Retirement benefit trusts

SMBC and some of SMFG’s other subsidiaries in Japan established some retirement benefit trusts and contributed some of their marketable securities to these trusts in order to isolate these assets for retirement benefits by entering into contracts with trust banks. The retirement benefit trusts are voluntary funds that are used either to contribute assets to the Pension Funds or to directly settle retirement benefits. Among the SMFG Group, they are set up for the defined benefit pension plans which have the Pension Funds as described above, as well as for the lump-sum severance indemnity plans.

The assets retained in the retirement benefit trusts, as well as the assets retained in the Pension Funds, are held by an entity or a fund that is legally separate from the SMFG Group and exists solely to pay or fund employee benefits. They are available to be used only to pay or fund employee benefits, are not available to the SMFG Group’s own creditors even in bankruptcy and cannot be returned to the SMFG Group, unless either the remaining assets are sufficient to meet all the related obligations or the entities (funds) reimburse to the SMFG Group the employee benefits which are already paid by the SMFG Group. Therefore, these assets are accounted for as plan assets.

The following tables provide detailed information for the defined benefit plans.

The amounts of the retirement benefit liabilities and the retirement benefit assets recognized in the consolidated statement of financial position at March 31, 2011 and 2010 were determined as follows:

	At March 31,
	2011	2010
	(In millions)
Present value of unfunded obligations	¥(37,364)	¥(43,721)
Present value of funded obligations	(967,496)	(953,566)
Fair value of plan assets	880,155	888,577

Net surplus (deficit)	(124,705)	(108,710)

Unrecognized actuarial losses (gains)	210,534	142,359
Unrecognized past service cost	(511)	(572)

Net retirement benefit assets (liabilities)	85,318	33,077

Retirement benefit liabilities included in “Other liabilities”	(56,893)	(58,184)
Retirement benefit assets included in “Other assets”	142,211	91,261

Net retirement benefit assets (liabilities)	¥85,318	¥33,077

The movements in the defined benefit obligations for the fiscal years ended March 31, 2011 and 2010 were as follows:

	For the fiscal year ended March 31,
	2011	2010
	(In millions)
At the beginning of the fiscal year	¥997,287	¥974,398
Current service cost	25,647	23,803
Interest cost	21,239	20,508
Actuarial losses (gains)	(1,995)	7,174
Benefits paid	(36,763)	(33,972)
Lump-sum payments	(16,211)	(18,043)
Past service cost	1,459	(786)
Acquisition and disposal of subsidiaries	20,960	24,153
Settlements	(6,533)	—
Others	(230)	52

At the end of the fiscal year	¥1,004,860	¥997,287

The movements in the fair value of plan assets for the fiscal years ended March 31, 2011 and 2010 were as follows:

	For the fiscal year ended March 31,
	2011	2010
	(In millions)
At the beginning of the fiscal year	¥888,577	¥737,978
Expected return on plan assets	41,225	31,366
Actuarial gains (losses)	(75,329)	95,762
Contributions by employer	45,646	39,055
Benefits paid	(36,763)	(33,972)
Acquisition and disposal of subsidiaries	16,830	18,357
Others	(31)	31

At the end of the fiscal year	¥880,155	¥888,577

The amounts recognized in “General and administrative expenses” in the consolidated income statement for the fiscal years ended March 31, 2011, 2010 and 2009 were as follows:

	For the fiscal year ended March 31,
	2011	2010	2009
	(In millions)
Current service cost	¥25,647	¥23,803	¥25,562
Interest cost	21,239	20,508	18,605
Expected return on plan assets	(41,225)	(31,366)	(44,965)
Amortization of actuarial losses	5,100	12,417	—
Amortization of past service cost	756	(83)	(71)
Losses on settlements	283	—	—

Total	¥11,800	¥25,279	¥(869)

The plan assets at March 31, 2011 and 2010 were comprised as follows:

	At March 31,
	2011	2010
	(% of total fair value of plan assets)
Plan assets retained in the Pension Funds
Equity instruments	27.6%	25.8%
Debt instruments	24.6%	29.0%
General account of life insurance companies	4.8%	2.0%
Other short-term assets	9.0%	6.9%
Plan assets retained in the retirement benefit trusts
Japanese equity instruments	27.9%	31.0%
Other short-term assets	6.1%	5.3%

Total	100.0%	100.0%

The plan assets in the Pension Funds include the common stocks issued by the SMFG Group at March 31, 2011 and 2010. The amounts of these stocks are not significant.

The assets in the retirement benefit trusts primarily comprise Japanese equity instruments. The SMFG Group retains the voting rights of some of these equity instruments with fair values of ¥220,775 million and ¥244,937 million (25.1% and 27.6% of the total fair values of plan assets) at March 31, 2011 and 2010, respectively. The assets in the retirement benefit trusts include common stocks issued by a subsidiary (THE MINATO BANK, LTD.) with a fair value of ¥24,660 billion and ¥20,191 million (2.8% and 2.3% of the total fair values of plan assets) at March 31, 2011 and 2010, respectively. The SMFG Group retains the voting rights of these stocks (40.4% of the voting rights of THE MINATO BANK, LTD., for all periods presented). Refer to Note 47 “Principal Subsidiaries” for further information.

The principal actuarial assumptions used at March 31, 2011, 2010 and 2009 were as follows:

	At March 31,
	2011	2010	2009
Discount rates	2.3%	2.1%	2.0%
Expected rates of return on plan assets	4.5%	4.2%	4.6%
Expected rates of salary (benefit) increases	5.9%	6.0%	5.8%

The expected rates of returns on plan assets are weighted on the basis of the fair value of the plan assets. All other assumptions are weighted on the basis of the defined benefit obligations.

The expected return on plan assets is developed separately for each plan, typically using a building block approach recognizing the plan’s specific asset allocation and the assumed return on assets for each asset category.

The assumptions for future mortality are based on the official mortality table generally used for actuarial assumptions in Japan. Under the mortality table used at March 31, 2011, 2010 and 2009, the average remaining life expectancy of an individual retiring at age 60 is 22 years, 21 years and 21 years for males, respectively, and 28 years, 27 years and 27 years for females, respectively.

The actual returns on plan assets for the fiscal years ended March 31, 2011, 2010 and 2009 was a negative return of ¥34,104 million, a positive return of ¥127,128 million and a negative return of ¥220,133 million, respectively.

The experience adjustments on the defined benefit obligations and plan assets at March 31, 2011, 2010 and 2009 were as follows:

	At March 31,
	2011	2010	2009
	(In millions)
Present value of defined benefit obligations	¥(1,004,860)	¥(997,287)	¥(974,398)
Fair value of plan assets	880,155	888,577	737,978

Net surplus (deficit)	¥(124,705)	¥(108,710)	¥(236,420)

Experience gains (losses) on defined benefit obligations	¥(4,242)	¥(8,524)	¥(3,125)
Experience gains (losses) on plan assets	(75,329)	95,762	(265,098)

Expected contribution

Expected contributions to the defined benefit plans for the fiscal year ending March 31, 2012 are ¥45,394 million.

Defined Contribution Plans

Some of SMFG’s subsidiaries provide defined contribution plans. The amounts recognized as expenses for the defined contribution plans were ¥3,751 million, ¥2,958 million and ¥1,617 million for the fiscal years ended March 31, 2011, 2010 and 2009, respectively, which were included in “General and administrative expenses” in the consolidated income statement.

Employees’ Pension Insurance Plan

In Japan, the national government operates the Employees’ Pension Insurance Plan which covers most of the private entities’ employees. The amounts of contributions charged to expense for the Employees’ Pension Insurance Plan were ¥27,898 million, ¥21,124 million and ¥18,337 million for the fiscal years ended March 31, 2011, 2010 and 2009, respectively, which were included in “General and administrative expenses” in the consolidated income statement.

24	SHAREHOLDERS’ EQUITY

Common Stock

The changes in the number of issued shares of common stock and common stock held by SMFG or its consolidated subsidiaries and associates during the fiscal years ended March 31, 2011, 2010 and 2009 were as follows:

	For the fiscal year ended March 31,
	2011			2010		2009
	Outstanding	In treasury		Outstanding	In treasury	Outstanding	In treasury
At the beginning of the fiscal year	1,414,055,625	17,070,340		789,080,477	20,049,818	773,365,377	17,600,841
Issuance of common stock	—	—		588,631,300	—	—	—
Conversion of Type 4 preferred stock	—	—		36,343,848	—	15,715,100	—
Net change	—	15,511,574	(1)	—	(2,979,478)	—	2,448,977

At the end of the fiscal year	1,414,055,625	32,581,914		1,414,055,625	17,070,340	789,080,477	20,049,818

(1)	This amount includes 15,479,400 shares acquired by SMFG Card & Credit, a wholly-owned subsidiary of SMFG, in connection with making Cedyna a wholly-owned subsidiary of SMFG Card & Credit through a share exchange.

SMFG has issued stock options to directors and employees of SMFG and SMBC (see Note 40 “Share Based Payment”).

The total number of authorized shares of common stock was 3,000 million and 1,500 million at March 31, 2011 and 2010, respectively, with no stated value. All issued shares are fully paid.

In January 2009, SMFG made a stock split of common stock with a ratio of 100 shares for each share. The numbers described above were retroactively adjusted for all periods presented to reflect the change of capital structure.

Preferred Stock

The preferred stock at March 31, 2011 and 2010 consisted of the following:

		Number of shares
	Aggregate amount	Authorized	Issued	Liquidation value per share
	(In millions)			(In yen)
At March 31, 2011:
Type 5 preferred stock	¥—	167,000	—	¥—
Type 6 preferred stock(1)	210,003	70,001	70,001	3,000,000
Type 7 preferred stock	—	167,000	—	—
Type 8 preferred stock	—	115,000	—	—
Type 9 preferred stock	—	115,000	—	—

At March 31, 2010:
Type 4 preferred stock	¥—	50,100	—	¥—
Type 5 preferred stock	—	167,000	—	—
Type 6 preferred stock	210,003	70,001	70,001	3,000,000
Type 7 preferred stock	—	167,000	—	—
Type 8 preferred stock	—	115,000	—	—
Type 9 preferred stock	—	115,000	—	—

(1)	SMFG acquired and canceled all of the Type 6 preferred stocks on April 1, 2011.

The movement of preferred stock for the fiscal years ended March 31, 2011, 2010 and 2009 was as follows:

	Type 4 preferred stock		Type 6 preferred stock
	Aggregate amount	Number of shares	Aggregate amount	Number of shares
	(In millions)		(In millions)
Balance at April 1, 2008	¥150,300	50,100	¥210,003	70,001
Conversion to common stock	(50,100)	(16,700)	—	—

Balance at March 31, 2009	100,200	33,400	210,003	70,001

Conversion to common stock	(100,200)	(33,400)	—	—

Balance at March 31, 2010	—	—	210,003	70,001

Balance at March 31, 2011	¥—	—	¥210,003	70,001

All the preferred stocks have no stated value and the numbers in “Aggregate amount” in the tables above represent the initial proceeds on the issuance.

Type 4 preferred stock

On January 15, 2003, SMFG’s Board of Directors resolved to issue an aggregate amount of ¥150.3 billion of Type 4 preferred stock. The face value of each Type 4 preferred stock was ¥3 million. On the same day, SMFG and Goldman Sachs Group, Inc. (“GS”) entered into a preferred stock subscription agreement through which GS subscribed for all of the issued Type 4 preferred stock. The Type 4 preferred stock was issued on February 8, 2003.

On April 30, 2008, GS exercised its conversion rights with respect to 16,700 Type 4 preferred stock at a conversion price of ¥3,188. Pursuant to the conversion, SMFG issued 15,715,100 shares of its common stock. GS exercised its conversion rights with respect to the remaining Type 4 preferred stock on January 28, 2010, at a conversion price of ¥2,757. Pursuant to the conversion, SMFG issued 36,343,848 shares of its common stock. None of the Type 4 preferred stock was outstanding at March 31, 2010 and 2011.

The Type 4 preferred stock had noncumulative and nonparticipating dividend rights. When SMFG paid annual dividends or interim dividends to its common stockholders, SMFG was required to pay to the holders of the Type 4 preferred stock an annual dividend per share of ¥135,000 or an interim dividend per share of ¥67,500 in preference to the common stockholders (any such interim dividend on the Type 4 preferred stock reduced the following annual dividend by the same amount). The holders of the Type 4 preferred stock were not entitled to any other dividends. The holders of the Type 4 preferred stock were not entitled to vote at the general shareholders’ meeting unless a proposal to pay dividends to the holders of the Type 4 preferred stock was not submitted to a stockholder vote or was rejected by a stockholder vote.

In the event of SMFG’s voluntary or involuntary liquidation, the holders of the Type 4 preferred stock would have been entitled to receive out of SMFG’s residual assets a distribution of ¥3 million per share. The holders of the Type 4 preferred stock would have ranked equally with the holders of SMFG’s other preferred stocks and in preference to the common stockholders. The holders of the Type 4 preferred stock were not entitled to any further distribution upon SMFG’s liquidation.

The Type 4 preferred stock was convertible to common stock at any time from February 7, 2005 up to February 7, 2028. The conversion price was set initially at ¥3,310, the market price at which the Type 4 preferred stock was issued. The conversion price was subject to a downward reset at the time of conversion, if the market price of the common stock was less than the conversion price, as measured by a 30-day moving average. The downward reset was subject to a floor price, which was initially ¥1,092. Under this condition, the number of common stocks to be issued on conversion of each Type 4 preferred stock was 906 shares if the market price was above ¥3,310; 2,747 shares if the market price was below ¥1,092; and a variable number of common stocks worth ¥3 million in the aggregate if the market price was below ¥3,310, but above ¥1,092. The ¥3,310 and ¥1,092 thresholds were subject to an antidilution adjustment. At March 31, 2009, the conversion price and the floor price were ¥3,188 and ¥1,051, respectively. If any Type 4 preferred stock had remained outstanding on February 7, 2028, it would have been mandatorily converted into common stock on the following day.

The instrument was accounted for in accordance with the substance of the transaction. As such, as required by IAS 32, the Type 4 preferred stock was treated as a compound financial instrument containing a liability component that represented the obligation on SMFG to deliver a variable number of common stock on conversion and an equity component representing the discretionary dividends. The liability component was required to be accounted for under IAS 39, and comprised of an embedded derivative representing the right to exercise the conversion before the maturity and the cap and floor on the number of common stocks to be delivered upon the conversion, and a financial liability representing the obligation to deliver ¥3 million worth of common stocks at maturity. At the contract date, SMFG recognized ¥16.0 billion of financial liability and ¥130.8 billion of embedded derivative, both of which were measured at fair value, and ¥3.5 billion of equity as the residual. The financial liability was subsequently carried at amortized cost and “Interest expense” was recognized in the consolidated income statement using the effective interest rate. The embedded derivative was subsequently carried at fair value and the change in the fair value was recognized in “Net trading income” in the consolidated income statement. At the conversion into common stock, the amount equivalent to the fair value of the common stocks delivered was credited to equity and the difference compared to the carrying amount of the financial liability, and the embedded derivative was recognized as a profit or loss. Dividends on the Type 4 preferred stock were recognized in equity in the period in which they were approved by the shareholders.

Type 6 preferred stock

On March 10, 2005, SMFG’s Board of Directors resolved at the meeting to issue an aggregate amount of ¥210 billion of Type 6 preferred stock by means of a third-party allocation. On March 29, 2005, SMFG issued Type 6 preferred stock totaling 70,001 stocks to qualified institutional investors as defined in the Financial Instruments and Exchange Act of Japan (Sumitomo Life Insurance Company, Nippon Life Insurance Company and Mitsui Life Insurance Company).

The Type 6 preferred stock had noncumulative and nonparticipating dividend rights. When SMFG paid annual dividends or interim dividends to its common stockholders, SMFG was required to pay to the holders of the Type 6 preferred stock an annual dividend of ¥88,500 or an interim dividend of ¥44,250 in preference to the common stockholders (Any such interim dividend on the Type 6 preferred stock reduced the following annual dividend by the same amount). The holders of the Type 6 preferred stock were not entitled to any other dividends. The holders of the Type 6 preferred stock were not entitled to vote at the general shareholders’ meeting unless a proposal to pay dividends to the holders of the Type 6 preferred stock was not submitted to a stockholder vote or was rejected by a stockholder vote.

In the event of SMFG’s voluntary or involuntary liquidation, the holders of the Type 6 preferred stock would have been entitled to receive out of SMFG’s residual assets a distribution of ¥3 million per share. The holders of the Type 6 preferred stock would have ranked equally with the holders of SMFG’s other preferred stocks and in preference to common stockholders in this right. The holders of the Type 6 preferred stock were not entitled to any further distribution upon SMFG’s liquidation. The Type 6 preferred stock was not convertible to common stock.

All or some of the Type 6 preferred stock were redeemable at any time on and after March 31, 2011 at a price of ¥3 million per share.

On February 28, 2011, SMFG’s Board of Directors resolved at a meeting to acquire and cancel all of the issued Type 6 preferred stock (70,001 stocks). Subsequent to the resolution, SMFG acquired and canceled those preferred stocks on April 1, 2011.

Under IFRS, in accordance with the substance of the contractual arrangement, the Type 6 preferred stock is treated as equity in its entirety because there is no legally binding obligation to pay dividends or principal.

Capital stock, Capital surplus and Treasury stock

“Capital stock” represents share capital under the Companies Act adjusted by the amount corresponding to the preferred stock which is accounted for as a liability under IFRS. Purchases of treasury stock are recognized at cost in “Treasury stock.” Any additional paid-in capital, net gains or losses on the sale of treasury stock, and other changes in equity resulting from transactions with shareholders except for dividends are included in “Capital surplus.”

Restriction on the Payment of Dividends

The amount of the capital surplus and retained earnings of SMFG that can be paid out as dividends is subject to restrictions under the Companies Act. These amounts were calculated based on SMFG’s nonconsolidated statement of financial position prepared in accordance with Japanese GAAP. Therefore, the adjustments made to prepare the IFRS consolidated financial statements have no impact on the calculation. The total amount that SMFG can pay out as a dividend was ¥945 billion at March 31, 2011.

Other than the restriction by the Companies Act, SMFG is required to maintain a risk-weighted capital ratio above 8% (at least half of which must consist of core capital (“Tier I”), or a risk-weighted core capital ratio of 4%) as per the Banking Act of Japan (the “Banking Act”). Therefore, SMFG would not be able to make a dividend payment if the ratio were to fall below the minimum amount as a result of the payment of the dividends.

Since SMFG is a holding company, its earnings rely mostly on dividend income from SMBC, and SMFG’s other subsidiaries and associates. SMBC is subject to some restrictions on its dividend payment by the Companies Act and the Banking Act, similar to those applied to SMFG.

Other Reserves

Available-for-sale financial assets reserve

The available-for-sale financial assets reserve includes the accumulated gains and losses of available-for-sale securities excluding the amount reclassified to profit or loss when the assets are derecognized or impaired.

The movements of the available-for-sale financial assets reserve for the fiscal years ended March 31, 2011, 2010 and 2009 were as follows:

	For the fiscal year ended March 31,
	2011	2010	2009
	(In millions)
At the beginning of the fiscal year	¥663,907	¥349,213	¥840,448

Gains (losses) arising during the fiscal year, before tax	(349,080)	616,762	(1,134,743)
Income tax (expenses) benefits for changes arising during the fiscal year	142,268	(251,308)	459,570

Reclassification adjustments for (gains) losses included in net profit, before tax	10,957	(77,339)	305,299
Income tax expenses (benefits) for reclassification adjustments	(5,131)	31,362	(123,563)

Amount attributable to non-controlling interests	2,543	(9,012)	5,941
Share of other comprehensive income of associates and joint ventures	(279)	4,229	(3,739)

At the end of the fiscal year	¥465,185	¥663,907	¥349,213

Exchange differences on translating the foreign operations reserve

Exchange differences on translating the foreign operations reserve include foreign exchange differences arising from the translation of the net assets of foreign operations from their functional currencies to the SMFG Group’s presentation currency.

The movements of exchange differences on translating the foreign operations reserve for the fiscal years ended March 31, 2011, 2010 and 2009 were as follows:

	For the fiscal year ended March 31,
	2011	2010	2009
	(In millions)
At the beginning of the fiscal year	¥(108,618)	¥(120,897)	¥—

Losses arising during the fiscal year, before tax	(121,593)	(15,009)	(176,865)
Income tax benefits for losses arising during the fiscal year	9,383	59	14,233

Reclassification adjustments for (gains) losses included in net profit, before tax	(505)	2	129

Amount attributable to non-controlling interests	40,877	21,496	54,127
Share of other comprehensive income of associates and joint ventures	(3,946)	5,731	(12,521)

At the end of the fiscal year	¥(184,402)	¥(108,618)	¥(120,897)

25	NON-CONTROLLING INTERESTS

Non-controlling interests at March 31, 2011 and 2010 consisted of the following:

	At March 31,
	2011	2010
	(In millions)
Preferred securities issued by subsidiaries	¥1,593,619	¥1,633,330
Others	455,043	414,167

Non-controlling interest	¥2,048,662	¥2,047,497

Preferred securities issued by subsidiaries consisted of the following:

	At March 31,
	2011	2010
	(In millions)
Issued by SMFG’s subsidiaries, other than SMBC:
SMFG Preferred Capital USD 1 Limited (non-cumulative step-up perpetual preferred securities)	¥53,976	¥60,402
SMFG Preferred Capital GBP 1 Limited (non-cumulative step-up perpetual preferred securities)	9,850	10,327
SMFG Preferred Capital JPY 1 Limited (non-cumulative perpetual preferred securities)	135,000	135,000
SMFG Preferred Capital USD 2 Limited (non-cumulative perpetual preferred securities)	149,670	167,490
SMFG Preferred Capital USD 3 Limited (non-cumulative step-up perpetual preferred securities)	112,253	125,618
SMFG Preferred Capital GBP 2 Limited (non-cumulative step-up perpetual preferred securities)	33,470	35,093
SMFG Preferred Capital JPY 2 Limited
Series A (non-cumulative step-up perpetual preferred securities)	113,000	113,000
Series B (non-cumulative perpetual preferred securities)	140,000	140,000
Series C (non-cumulative perpetual preferred securities)	140,000	140,000
Series D (non-cumulative perpetual preferred securities)	145,200	145,200
Series E (non-cumulative perpetual preferred securities)	33,000	33,000
Series F (non-cumulative perpetual preferred securities)	2,000	2,000
Series G (non-cumulative perpetual preferred securities)	125,700	125,700
SMFG Preferred Capital JPY 3 Limited
Series A (non-cumulative step-up perpetual preferred securities)	99,000	99,000
Series B (non-cumulative perpetual preferred securities)	164,500	164,500
Series C (non-cumulative perpetual preferred securities)	79,500	79,500
Series D (non-cumulative perpetual preferred securities)	45,000	45,000
Issued by a subsidiary of Kansai Urban Banking Corporation:
KUBC Preferred Capital Cayman Limited (non-cumulative step-up perpetual preferred securities)	12,500	12,500

Preferred securities issued by subsidiaries	¥1,593,619	¥1,633,330

26	NET INTEREST INCOME

Net interest income for the fiscal years ended March 31, 2011, 2010 and 2009 consisted of the following:

	For the fiscal year ended March 31,
	2011	2010	2009
	(In millions)
Interest income from:
Deposits with banks	¥18,468	¥14,596	¥45,581
Call loans and bills bought	9,274	7,452	16,201
Reverse repurchase agreements and cash collateral on securities borrowed	13,646	9,436	7,606
Investment securities	154,731	150,857	170,736
Loans and advances	1,524,062	1,583,706	1,923,924

Total interest income	1,720,181	1,766,047	2,164,048

Interest expense from:
Deposits	134,484	173,374	380,097
Call money and bills sold	3,838	6,247	22,671
Repurchase agreements and cash collateral on securities lent	11,604	7,546	67,503
Borrowings	85,475	79,304	102,914
Debt securities in issue	74,944	78,328	100,171
Others	711	2,011	2,937

Total interest expense	311,056	346,810	676,293

Net interest income	¥1,409,125	¥1,419,237	¥1,487,755

Interest income recorded on impaired financial assets was ¥33,176 million, ¥29,442 million and ¥22,698 million for the fiscal years ended March 31, 2011, 2010 and 2009, respectively.

27	NET FEE AND COMMISSION INCOME

Net fee and commission income for the fiscal years ended March 31, 2011, 2010 and 2009 consisted of the following:

	For the fiscal year ended March 31,
	2011	2010	2009
	(In millions)
Fee and commission income from:
Loans	¥75,860	¥81,174	¥75,951
Credit card business	181,160	143,987	142,499
Guarantees	28,779	11,823	14,355
Securities-related business	61,467	43,164	17,232
Deposits	16,256	15,819	15,338
Remittances and transfers	126,916	124,917	131,103
Safe deposits	6,508	6,685	6,915
Trust fees	2,328	1,779	2,123
Investment trusts	163,708	96,258	37,374
Agency	18,056	14,763	14,721
Others	125,666	110,068	112,992

Total fee and commission income	806,704	650,437	570,603

Fee and commission expense from:
Remittances and transfers	34,062	31,086	30,418
Guarantees	21,645	16,268	12,280
Others	76,853	74,362	73,542

Total fee and commission expense	132,560	121,716	116,240

Net fee and commission income	¥674,144	¥528,721	¥454,363

28	NET TRADING INCOME

Net trading income for the fiscal years ended March 31, 2011, 2010 and 2009 consisted of the following:

	For the fiscal year ended March 31,
	2011	2010	2009
	(In millions)
Interest rate	¥205,102	¥106,562	¥178,485
Foreign exchange	104,037	104,929	(4,192)
Equity	17,243	36,969	(48,305)
Credit	(2,543)	53,203	(44,217)
Others(1)	640	28,467	52,527

Total net trading income	¥324,479	¥330,130	¥134,298

(1)	Others for the fiscal years ended March 31, 2010 and 2009 include the change in fair value of the derivative embedded in the Type 4 preferred stock.

Net trading income includes income and losses from trading assets and liabilities, and derivative financial instruments.

29	NET INCOME (LOSS) FROM FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

Net income (loss) from financial assets at fair value through profit or loss for the fiscal years ended March 31, 2011, 2010 and 2009 consisted of the following:

	For the fiscal year ended March 31,
	2011	2010	2009
	(In millions)
Net income (loss) from debt instruments	¥29,150	¥65,403	¥(5,845)
Net income (loss) from equity instruments	966	10,176	(12,106)

Total net income (loss) from financial assets at fair value through profit or loss	¥30,116	¥75,579	¥(17,951)

30	NET INVESTMENT INCOME

Net investment income for the fiscal years ended March 31, 2011, 2010 and 2009 consisted of the following:

	For the fiscal year ended March 31,
	2011	2010	2009
	(In millions)
Net gain from disposal of debt instruments	¥141,982	¥61,541	¥89,956
Net gain (loss) from disposal of equity instruments	20,779	58,627	(4,112)
Dividend income	73,150	58,384	73,667

Total net investment income	¥235,911	¥178,552	¥159,511

31	OTHER INCOME

Other income for the fiscal years ended March 31, 2011, 2010 and 2009 consisted of the following:

	For the fiscal year ended March 31,
	2011	2010	2009
	(In millions)
Income from operating leases	¥63,199	¥56,121	¥46,467
Gains on disposal of assets leased	6,774	10,344	5,358
Income related to IT solution services	43,775	44,319	53,481
Gains on disposal of property, plant and equipment and other intangible assets	885	17,179	1,314
Reversal of impairment losses of investments in associates and joint ventures	13,533	19,832	—
Gains on step acquisition of subsidiaries	15,623	—	—
Others	60,681	84,539	86,499

Total other income	¥204,470	¥232,334	¥193,119

32	IMPAIRMENT CHARGES ON FINANCIAL ASSETS

Impairment charges on financial assets for the fiscal years ended March 31, 2011, 2010 and 2009 consisted of the following:

	For the fiscal year ended March 31,
	2011	2010	2009
	(In millions)
Loans and advances(1)	¥259,292	¥215,886	¥849,495
Available-for-sale financial assets	174,636	42,755	391,215

Total impairment charges on financial assets	¥433,928	¥258,641	¥1,240,710

(1)	Cross-reference to provision for loan losses in Note 10 “Loans and Advances.”

33	GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses for the fiscal years ended March 31, 2011, 2010 and 2009 consisted of the following:

	For the fiscal year ended March 31,
	2011	2010	2009
	(In millions)
Personnel expenses	¥577,970	¥511,075	¥438,266
Depreciation and amortization	112,618	107,054	83,260
Rent and lease expenses	92,160	77,715	67,839
Building and maintenance expenses	10,186	9,176	10,781
Supplies expenses	15,135	14,797	17,237
Communication expenses	33,538	23,939	20,748
Publicity and advertising expenses	40,213	35,315	34,744
Taxes and dues	56,648	51,020	52,327
Outsourcing expenses	79,525	68,715	65,135
Premiums for deposit insurance	57,637	53,799	53,449
Office equipment expenses	29,234	22,537	23,536
Others	188,682	121,815	125,165

Total general and administrative expenses	¥1,293,546	¥1,096,957	¥992,487

34	OTHER EXPENSES

Other expenses for the fiscal years ended March 31, 2011, 2010 and 2009 consisted of the following:

	For the fiscal year ended March 31,
	2011	2010	2009
	(In millions)
Cost of operating leases	¥36,652	¥30,487	¥26,608
Losses on disposal of assets leased	2,599	6,948	3,423
Cost related to IT solution services	95,625	95,342	107,360
Losses on disposal of property, plant and equipment and other intangible assets	5,813	4,497	11,818
Impairment losses of property, plant and equipment	5,360	9,899	6,560
Impairment losses of intangible assets	59	6,184	10,890
Losses on sale of investments in subsidiaries and associates	138	9,412	12
Impairment losses of investments in associates and joint ventures	16,837	18,134	31,508
Others	49,209	55,857	63,591

Total other expenses	¥212,292	¥236,760	¥261,770

35	INCOME TAX EXPENSE

The detail of income tax expense (benefit) for the fiscal years ended March 31, 2011, 2010 and 2009 was as follows:

	For the fiscal year ended March 31,
	2011	2010	2009
	(In millions)
Current tax:
Charge for the fiscal year	¥97,991	¥102,050	¥73,244
Deferred tax:
Origination and reversal of temporary differences	262,877	345,809	(152,141)
Change in the write-down of deferred tax assets on the current fiscal year income tax expense	297	40,182	22,731

Total deferred tax expense (benefit)	263,174	385,991	(129,410)

Total income tax expense (benefit)	¥361,165	¥488,041	¥(56,166)

The reconciliations of the effective income tax rates for the fiscal years ended March 31, 2011, 2010 and 2009 were as follows:

	For the fiscal year ended March 31,
	2011	2010	2009
	(In millions, except percentages)
Profit (loss) before tax	¥932,683	¥1,134,734	¥(138,190)
Income tax expense (benefit)	361,165	488,041	(56,166)
Effective income tax rate	38.7%	43.0%	40.6%

Statutory tax rate in Japan	40.7%	40.7%	40.7%
Nontaxable dividends received	(1.0%)	(0.1%)	1.3%
Gains on step acquisition of subsidiaries which were not taxable	(0.7%)	—	—
Tax impact of share of post-tax losses in associates	0.2%	1.1%	(16.8%)
Effect of the change in the write-down of deferred tax assets on the current year income tax expense	0.1%	3.5%	(16.5%)
Income or loss from derivative and liability component of Type 4 preferred stock which was not taxable or deductible	—	(0.7%)	14.1%
Tax benefit arising on SMFG stock as a result of an intra-group transfer between SMFG and SMBC(1)	—	—	18.9%
Others-net	(0.6%)	(1.5%)	(1.1%)

Effective income tax rate	38.7%	43.0%	40.6%

(1)	Treasury stock held by SMFG was transferred to SMBC as part of an intra-group restructuring of the credit card business in December 2008. At the consolidated level, this transfer does not affect the Group’s financial statements, however, it does affect the tax status of this treasury stock because there will be a tax effect on disposal of the stock by SMBC whereas there would have been no tax effect of SMFG disposing of the stock. Consequently, this tax effect has been accounted for and the SMFG Group recognized a deferred tax asset through the consolidated income statement as it will reverse through the sale of these treasury stocks.

The statutory tax rate in Japan is the aggregate of the effective corporate tax rate of 27.9%, the effective inhabitant tax rate of 5.8% and the effective enterprise tax rate of 7.0%, which is payable by corporate entities on taxable profits under the tax law in Japan.

36	EARNINGS PER SHARE

The following shows the income and share data used in the basic and diluted earnings per share calculations for the fiscal years ended March 31, 2011, 2010 and 2009.

	For the fiscal year ended March 31,
	2011	2010	2009
	(In millions, except number of shares and per share data)
Basic:
Profit (loss) attributable to shareholders of SMFG	¥464,007	¥528,692	¥(154,954)
Dividend payable on preferred stocks classified as equity	(6,195)	(8,450)	(10,704)

Profit (loss) attributable to the common shareholders of SMFG	¥457,812	¥520,242	¥(165,658)

Weighted average number of common stocks in issue (in thousands of shares)	1,394,391	1,017,066	772,349

Basic earnings per share	¥328.32	¥511.51	¥(214.49)

	For the fiscal year ended March 31,
	2011	2010	2009
	(In millions, except number of shares and per share data)
Diluted:
Profit (loss) attributable to the common shareholders of SMFG	¥457,812	¥520,242	¥(165,658)
Dividend payable on preferred stocks classified as equity	—	2,255	4,509
Net profit on the liability component of Type 4 preferred stock	—	(20,165)	(47,860)

Net profit (loss) used to determine diluted earnings per share	¥457,812	¥502,332	¥(209,009)

Weighted average number of common stocks in issue (in thousands of shares)	1,394,391	1,017,066	772,349
Adjustments for stock options (in thousands of shares)	68	—	—
Adjustments for preferred stock (in thousands of shares)	—	26,005	32,722

Weighted average number of common stocks for diluted earnings per share (in thousands of shares)	1,394,459	1,043,071	805,071

Diluted earnings per share	¥328.31	¥481.59	¥(259.62)

In January 2009, SMFG made a stock split with a ratio of 100 shares for each share. The numbers described above were retroactively adjusted for all periods presented to reflect the change in the capital structure.

Stock options granted to certain directors and employees have an effect on the potential common stocks. 108,100 stock options of the total number were antidilutive and not included in the calculation of diluted earnings per share for the fiscal years ended March 31, 2011, 2010 and 2009. The details of each stock option are described in Note 40 “Share-Based Payment.”

37	TRANSFERS OF FINANCIAL ASSETS WHICH DO NOT QUALIFY FOR DERECOGNITION

Full derecognition occurs when the SMFG Group transfers its contractual rights to receive cash flows from financial assets or retains the contractual rights to receive the cash flows, but assumes a contractual obligation to pay the cash flows to another party, and transfers substantially all the risks and rewards of ownership, including credit risk, prepayment risk and interest rate risk.

The following table shows the carrying amount of financial assets which were transferred, but did not qualify for derecognition and their associated financial liabilities:

	At March 31,
	2011		2010
	Carrying amount of assets	Associated liabilities	Carrying amount of assets	Associated liabilities
	(In millions)
Nature of transaction:
Repurchase agreements and securities lending transactions	¥5,823,127	¥5,804,901	¥4,791,441	¥4,786,242
Loans and advances	93,189	63,812	114,530	82,139

Total	¥5,916,316	¥5,868,713	¥4,905,971	¥4,868,381

38	ASSETS PLEDGED AND RECEIVED AS COLLATERAL

Assets Pledged

The carrying amounts of assets pledged as collateral at March 31, 2011 and 2010 were as follows:

	At March 31,
	2011	2010
	(In millions)
Cash and deposits with banks	¥35,847	¥26,508
Call loans and bills bought	327,259	367,036
Trading assets	2,745,308	2,451,395
Financial assets at fair value through profit or loss	1,320,927	1,499,159
Held-to-maturity investments	4,061,049	3,144,287
Available-for-sale financial assets	23,858,052	14,073,392
Loans and advances	2,277,458	2,946,238
Property, plant and equipment	15,019	16,166
Other assets	222,217	194,868

Total	¥34,863,136	¥24,719,049

The SMFG Group pledges assets as collateral to secure payables under repurchase agreements, securities lending transactions and securitizations, or for cash settlements, variation margins on futures markets and certain other purposes. These transactions are conducted under terms that are usual and customary to standard contracts.

Unsecured loaned securities for which the borrowers have the right to sell or repledge were ¥6,158,772 million and ¥5,036,547 million at March 31, 2011 and 2010, respectively.

For the reserve funds with the Bank of Japan and other reserve deposits for foreign offices maintained by the SMFG Group, refer to Note 5 “Cash and Deposits with Banks.”

Assets Received as Collateral

Under certain transactions, including reverse repurchase agreements, securities borrowing, and discounting of bills, the SMFG Group is permitted to resell or repledge the collateral held in the absence of default by the owner of the collateral. These transactions are conducted under terms that are usual and customary for standard contracts. The fair values of securities and bills accepted as collateral were ¥5,992,194 million and ¥6,562,901 million at March 31, 2011 and 2010, respectively. As to the securities received in the reverse repurchase agreements and securities borrowing transactions, the SMFG Group has the obligation to return equivalent securities upon completion of the transactions. The fair value of securities sold or repledged to others was ¥4,608,606 million and ¥5,398,702 million at March 31, 2011 and 2010, respectively.

39	DEFERRED DAY ONE PROFIT AND LOSS

The aggregate deferred day one profit and loss yet to be recognized in profit or loss at the beginning and end of the fiscal years ended March 31, 2011 and 2010, and reconciliation of the changes in the balances were as follows:

	For the fiscal year ended March 31,
	2011	2010
	(In millions)
At the beginning of the fiscal year	¥6,546	¥9,042
Released to profit or loss during the fiscal year	(2,495)	(2,496)

At the end of the fiscal year	¥4,051	¥6,546

The SMFG Group has entered into transactions where fair value is determined using valuation techniques for which not all inputs are observable in the market. The difference between the transaction price and the fair value that would be determined at initial recognition using a valuation technique is referred to as “day one profit and loss,” which is not recognized immediately in the consolidated income statement. The table above shows the “day one profit and loss” balances, all of which are derived from financial assets at fair value through profit or loss. The release to profit or loss is due to the amortization of the deferred day one profit and loss over the life of the instruments. See Note 44 “Fair Value of Financial Assets and Liabilities” for additional information.

40	SHARE-BASED PAYMENT

Before the establishment of SMFG in December 2002, SMBC had granted common stock options to certain directors and employees of SMBC. When SMFG was established, SMFG took over the obligations related to the stock options from SMBC (“Pre-2002 stock option”). SMFG elected not to apply IFRS 2 “Shared-based Payment” to those stock options because they were granted and vested prior to the date of transition to IFRS, April 1, 2008.

In addition, on June 29, 2010, a resolution was passed at the general meeting of the shareholders to introduce the stock compensation-type stock options to directors, corporate auditors, and executive officers of SMFG and SMBC. This serves as an incentive for them to further contribute to the equity appreciation and better corporate performance through sharing the benefits and risks of the share price performance with the shareholders. These changes reflected a review of the compensation system where the retirement benefit for directors, corporate auditors and executive officers was abolished. Following the resolution, on August 13, 2010, SMFG granted stock options for certain directors, corporate auditors and executive officers of SMFG and SMBC (“SMFG Stock Acquisition Rights (1st series)”). The following table provides an overview of the significant terms and conditions of these stock option plans.

	Date of resolution	Granted date	Title of grantees	Exercise period	Requisite service period	Method of settlement
Pre-2002 stock option	June 27, 2002	August 30, 2002	Directors and employees of SMFG and SMBC	June 28, 2004 to June 27, 2012	Not applicable	Common stock of SMFG
SMFG Stock Acquisition Rights (1st series)	July 28, 2010	August 13, 2010	Directors, corporate auditors and executive officers of SMFG and SMBC	August 13, 2010 to August 12, 2040(1)	June 29, 2010 to the closing of the ordinary general meeting of shareholders of SMFG for the fiscal year ended March 31, 2011	Common stock of SMFG

(1)	A stock acquisition right holder may exercise the stock acquisition rights from the day when they are relieved of their positions either as a director, corporate auditor or executive officer, or “Start of Exercise Date.” However, the stock acquisition right holder can only exercise the stock acquisition rights within 20 years from the Start of Exercise Date.

The number and the weighted average exercise prices of stock options for the fiscal years ended on March 31, 2011 and 2010 were as follows:

	For the fiscal year ended March 31,
	2011		2010
	Number of options(1)	Weighted average exercise price	Number of options(1)	Weighted average exercise price(2)
Outstanding at the beginning of the fiscal year	108,100	¥6,649	108,100	¥6,698
Granted	102,600	1	—	—

Outstanding at the end of the fiscal year	210,700	3,412	108,100	6,649

Exercisable at the end of the fiscal year	108,100	6,649	108,100	6,649

(1)	Number of options is the number of SMFG’s common stock granted by the exercise of stock options.
(2)	Exercise price was adjusted by the issuance of common stock during the fiscal year ended in March 31, 2010.

Summarized information about stock options outstanding at March 31, 2011 and 2010 were as follows:

		At March 31,
		2011		2010
	Exercise price	Number of options	Remaining contractual lives in years	Number of options	Remaining contractual lives in years
Pre-2002 stock option	¥6,649	108,100	1.3	108,100	2.3
SMFG Stock Acquisition Rights (1st series)	¥1	102,600	29.4	—	—

The amount of stock options recognized as expenses was measured based on the fair value of stock options granted, which was ¥180 million in the fiscal year ended March 31, 2011 and was recorded in “General and administrative expenses” in the consolidated income statement. The fair value at the measurement date and the assumptions used to estimate the fair value of SMFG Stock Acquisition Rights (1st series) granted for the fiscal year ended March 31, 2011 were as follows:

Fair value at measurement date	¥ 2,215
Valuation technique	Black-Scholes option-pricing model
Stock price	¥2,587
Exercise price	¥1
Expected volatility(1)	51.44%
Expected remaining life(2)	4 years
Expected dividends(3)	¥ 100 per share
Risk free interest rate(4)	0.23%

(1)	Calculated based on the actual stock prices during the 4 years from August 14, 2006 to August 13, 2010.
(2)	The average expected remaining life could not be estimated rationally due to insufficient amount of data. Therefore, it was estimated based on average assumption periods of directors of SMFG and consolidated subsidiaries.
(3)	Expected dividends are based on the actual dividends on common stock for the fiscal year ended March 31, 2011.
(4)	Japanese government bond yield corresponding to the average expected remaining life.

41	DIVIDENDS PER SHARE

The dividends recognized by the SMFG Group for the fiscal years ended March 31, 2011, 2010 and 2009 were as follows:

	Dividend per share	Aggregate amount
	(In yen)	(In millions)
For the fiscal year ended March 31, 2011:
Common stock	¥105	¥146,683
1st series Type 6 preferred stock	88,500	6,195

For the fiscal year ended March 31, 2010:
Common stock	65	60,471
1st to 12th series Type 4 preferred stock	135,000	4,509
1st series Type 6 preferred stock	88,500	6,195

For the fiscal year ended March 31, 2009:
Common stock	140	107,003
1st to 12th series Type 4 preferred stock	135,000	5,636
1st series Type 6 preferred stock	88,500	6,195

In January 2009, SMFG made a stock split of common stock with a ratio of 100 shares for each share. The numbers described above were retroactively adjusted for all periods presented to reflect the change of capital structure.

In June 2011, the following dividends were approved by a general shareholders’ meeting in respect of the fiscal year ended March 31, 2011. The consolidated financial statements for the fiscal year ended March 31, 2011 do not include this dividend payable.

	Dividend per share	Aggregate amount
	(In yen)	(In millions)
Common stock	¥50	¥69,073
1st series Type 6 preferred stock	44,250	3,098

42	CONTINGENCY AND CAPITAL COMMITMENTS

Legal Proceedings

The SMFG Group is engaged in various legal proceedings in Japan and a number of overseas jurisdictions, involving claims by and against it, which arise in the normal course of business. The SMFG Group does not expect that the outcome of these proceedings will have a significant adverse effect on the consolidated financial statements of the SMFG Group. The SMFG Group has recorded adequate provisions in “Other provisions” in Note 20 “Provisions” with respect to litigation arising out of the normal business operations. The SMFG Group has not disclosed any contingent liability associated with these legal actions because it is not practical to do so.

Capital Commitments

At March 31, 2011 and 2010, the SMFG Group had ¥1,926 million and ¥2,963 million, respectively, of contractual commitments to acquire intangible assets, such as software. In addition, the SMFG Group had ¥8,786 million and ¥6,419 million of contractual commitments to acquire property, plant and equipment at March 31, 2011 and 2010, respectively. The SMFG Group’s management is confident that future net revenues and funding will be sufficient to cover these commitments.

Loan Commitments

Loan commitment contracts on overdrafts and loans are agreements to lend to customers, up to a prescribed amount, as long as there is no violation of any condition established in the contracts. Since many of these loan commitments are expected to expire without being drawn down, the total amount of unused commitments does not necessarily represent actual future cash flow requirements. Many of these loan commitments include clauses under which the SMFG Group can reject an application from customers or reduce the contract amounts in the event that economic conditions change, the SMFG Group needs to secure claims, or other events occur.

Financial Guarantees and Other Credit Related Contingent Liabilities

Financial guarantees are contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due, in accordance with the terms of the debt instrument. Other credit related contingent liabilities include performance bonds, which are contracts that provide compensation if another party fails to perform the contractual obligation.

The table below shows the nominal amounts of undrawn loan commitments, financial guarantees and other credit related contingent liabilities at March 31, 2011 and 2010.

	At March 31,
	2011	2010
	(In millions)
Loan commitments	¥42,743,780	¥38,824,755
Financial guarantees and other credit related contingent liabilities	4,810,931	3,625,323

Total	¥47,554,711	¥42,450,078

43	ANALYSIS OF FINANCIAL ASSETS AND LIABILITIES BY MEASUREMENT BASIS

After initial recognition, financial assets and liabilities are measured either at fair value or amortized cost, within the measurement categories as defined in IAS 39. The summary of significant accounting policies in Note 2 describes how these categories of financial assets and liabilities are measured, and how income and expenses are recognized either in profit or loss, or in equity (other comprehensive income). The following table presents the carrying amounts of the financial assets and liabilities, by category and by line item, of the consolidated statement of financial position.

	At March 31, 2011
	Financial assets and liabilities at fair value through profit or loss	Held-to-maturity investments	Loans and receivables	Available-for-sale financial assets	Financial liabilities measured at amortized cost	Total
	(In millions)
Financial assets:
Cash and deposits with banks	¥—	¥—	¥9,436,358	¥—	¥—	¥9,436,358
Call loans and bills bought	—	—	862,667	—	—	862,667
Reverse repurchase agreements and cash collateral on securities borrowed	—	—	5,051,053	—	—	5,051,053
Trading assets	3,315,153	—	—	—	—	3,315,153
Derivative financial instruments	4,975,973	—	—	—	—	4,975,973
Financial assets at fair value through profit or loss	2,132,348	—	—	—	—	2,132,348
Investment securities	—	4,181,840	—	30,480,266	—	34,662,106
Loans and advances(1)	13,833	—	71,006,496	—	—	71,020,329
Other financial assets(2)	—	—	1,496,409	—	—	1,496,409

Total	¥10,437,307	¥4,181,840	¥87,852,983	¥30,480,266	¥—	¥132,952,396

	At March 31, 2011
	Financial assets and liabilities at fair value through profit or loss	Held-to-maturity investments	Loans and receivables	Available-for-sale financial assets	Financial liabilities measured at amortized cost	Total
	(In millions)
Financial liabilities:
Deposits(1)	¥(8,992)	¥—	¥—	¥—	¥90,478,090	¥90,469,098
Call money and bills sold	—	—	—	—	2,629,407	2,629,407
Repurchase agreements and cash collateral on securities lent	—	—	—	—	6,439,598	6,439,598
Trading liabilities	1,623,918	—	—	—	—	1,623,918
Derivative financial instruments	4,725,261	—	—	—	—	4,725,261
Borrowings(1)	907	—	—	—	12,547,451	12,548,358
Debt securities in issue(1)	3,830	—	—	—	5,886,558	5,890,388
Other financial liabilities(2)	—	—	—	—	4,063,020	4,063,020

Total	¥6,344,924	¥—	¥—	¥—	¥122,044,124	¥128,389,048

	At March 31, 2010
	Financial assets and liabilities at fair value through profit or loss	Held-to-maturity investments	Loans and receivables	Available-for-sale financial assets	Financial liabilities measured at amortized cost	Total
	(In millions)
Financial assets:
Cash and deposits with banks	¥—	¥—	¥6,239,398	¥—	¥—	¥6,239,398
Call loans and bills bought	—	—	1,127,035	—	—	1,127,035
Reverse repurchase agreements and cash collateral on securities borrowed	—	—	5,697,669	—	—	5,697,669
Trading assets	3,258,779	—	—	—	—	3,258,779
Derivative financial instruments	5,061,542	—	—	—	—	5,061,542
Financial assets at fair value through profit or loss	2,092,383	—	—	—	—	2,092,383
Investment securities	—	3,272,012	—	19,880,176	—	23,152,188
Loans and advances(1)	8,873	—	71,625,255	—	—	71,634,128
Other financial assets(2)	—	—	1,232,336	—	—	1,232,336

Total	¥10,421,577	¥3,272,012	¥85,921,693	¥19,880,176	¥—	¥119,495,458

	At March 31, 2010
	Financial assets and liabilities at fair value through profit or loss	Held-to-maturity investments	Loans and receivables	Available-for-sale financial assets	Financial liabilities measured at amortized cost	Total
	(In millions)
Financial liabilities:
Deposits(1)	¥(5,888)	¥—	¥—	¥—	¥85,703,861	¥85,697,973
Call money and bills sold	—	—	—	—	2,119,558	2,119,558
Repurchase agreements and cash collateral on securities lent	—	—	—	—	5,437,449	5,437,449
Trading liabilities	1,592,625	—	—	—	—	1,592,625
Derivative financial instruments	4,756,695	—	—	—	—	4,756,695
Borrowings(1)	944	—	—	—	7,320,540	7,321,484
Debt securities in issue(1)	3,571	—	—	—	5,319,585	5,323,156
Other financial liabilities(2)	—	—	—	—	2,688,994	2,688,994

Total	¥6,347,947	¥—	¥—	¥—	¥108,589,987	¥114,937,934

(1)	Embedded derivatives which are separately accounted for, but presented together with the host contract in the consolidated statement of financial position are disclosed in this table within the category of “Financial assets and liabilities at fair value through profit or loss.” Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in this table as assets or liabilities to be consistent with the line of the host contract.
(2)	Other financial assets and liabilities comprise of those included in other assets and liabilities, which meet the definition of a financial asset and liability.

44	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s-length transaction. The fair values stated below represent the best possible estimates based on a range of methods and assumptions. In determining the fair value of financial assets and liabilities, the SMFG Group gives the highest priority to a quoted market price in an active market. If such prices are not available, it establishes fair value using valuation techniques. The valuation techniques, if used, make maximum use of observable inputs, and rely as little as possible on unobservable inputs.

The table below presents the carrying amounts of financial assets and liabilities presented on the SMFG Group’s consolidated statements of financial position at March 31, 2011 and 2010, together with the associated fair value.

		At March 31,
		2011		2010
	Notes	Carrying amount	Fair value	Carrying amount	Fair value
		(In millions)
Financial assets:
Cash and deposits with banks:
Cash and non-interest-earning deposits	a	¥5,658,273	¥5,658,273	¥3,371,014	¥3,371,013
Interest-earning deposits with banks	a	3,778,085	3,777,707	2,868,384	2,867,479
Call loans and bills bought:
Call loans	a	825,923	825,791	1,084,297	1,084,485
Bills bought	a	36,744	36,721	42,738	42,709
Reverse repurchase agreements and cash collateral on securities borrowed	a	5,051,053	5,051,093	5,697,669	5,697,669
Trading assets	b	3,315,153	3,315,153	3,258,779	3,258,779
Derivative financial instruments	b	4,975,973	4,975,973	5,061,542	5,061,542
Financial assets at fair value through profit or loss	b	2,132,348	2,132,348	2,092,383	2,092,383
Investment securities:
Held-to-maturity investments	c	4,181,840	4,242,131	3,272,012	3,330,623
Available-for-sale financial assets	b	30,480,266	30,480,266	19,880,176	19,880,176
Loans and advances	a	71,020,329	72,480,758	71,634,128	72,955,984
Other financial assets	a	1,496,409	1,486,953	1,232,336	1,229,115
Financial liabilities:
Deposits:
Non-interest-bearing deposits, demand deposits and deposits at notice	d	¥51,256,230	¥51,256,191	¥48,199,074	¥48,199,348
Other deposits	d	39,212,868	39,228,549	37,498,899	37,524,758
Call money and bills sold:
Call money	d	2,629,407	2,629,407	2,119,558	2,119,557
Bills sold		—	—	—	—
Repurchase agreements and cash collateral on securities lent	d	6,439,598	6,439,598	5,437,449	5,437,449
Trading liabilities	b	1,623,918	1,623,918	1,592,625	1,592,625
Derivative financial instruments	b	4,725,261	4,725,261	4,756,695	4,756,695
Borrowings	d	12,548,358	12,652,650	7,321,484	7,432,514
Debt securities in issue	d	5,890,388	5,983,912	5,323,156	5,422,569
Other financial liabilities	d	4,063,020	4,060,891	2,688,994	2,686,474

Notes:

a.	(i)	The carrying amounts of deposits with banks without maturity and loans with no specified repayment dates represent a reasonable estimate of fair value as these financial instruments are short-term in nature.

	(ii)	Financial assets with a remaining maturity of 6 months or less: The carrying amounts represent a reasonable estimate of fair value.

	(iii)	Financial assets with a remaining maturity of more than 6 months: Except for impaired loans and advances, the fair values are mostly determined using discounted cash flow models taking into account factors such as counterparties’ credit ratings, pledged collateral, market interest rates, and an overhead ratio. The fair values of impaired loans and advances are generally determined by discounting the estimated future cash flows over the time period they are expected to be recovered, and may be based on the appraisal value of underlying collateral as appropriate.

Note that some of the financial assets in this category include embedded derivatives, which are separately accounted for, but presented together with the host contract.

b.	The carrying amounts of financial instruments which are classified as trading assets and trading liabilities, derivative financial instruments, financial assets at fair value through profit or loss, and available-for-sale financial assets are measured at fair value. Further description and analysis of these fair values, including the detailed valuation techniques, are set out below.
c.	The fair values for held-to-maturity investments are determined using quoted prices in active markets.
d.	(i) The carrying amounts of demand deposits and deposits without maturity represent reasonable estimates of fair value as these financial instruments are short-term in nature.

(ii) Financial liabilities with a remaining maturity of 6 months or less: The carrying amounts represent a reasonable estimate of fair value.

(iii) Financial liabilities with a remaining maturity of more than 6 months: The fair values are, in principle, based on the present values of future cash flows calculated using the refinancing rate applied to the same type of instruments for similar remaining maturities. The fair values of debt securities in issue are based on the present values of future cash flows calculated using the rate derived from yields of bonds issued by SMBC and publicly-offered subordinated bonds published by securities firms.

Note that some of the financial liabilities in this category include embedded derivatives, which are separately accounted for, but presented together with the host contract.

Valuation Control

The SMFG Group undertakes a valuation process based on its valuation control framework, which governs internal control standards, methodologies, and procedures to ensure that the fair values are determined or validated independently of the front office.

The SMFG Group uses valuation techniques commonly used by market participants to price the instruments and that have been demonstrated to provide reliable estimates of prices obtained in actual market transactions. The valuation techniques include the discounted cash flow method, option pricing models and reference to the current fair value of another instrument that is substantially the same. Key adjustments, such as bid-ask spread, liquidity risk and credit risk adjustments are also taken into account to derive fair values.

Where valuation techniques are used to determine fair values, they are validated and reviewed. In principal banking subsidiaries, their risk management departments review significant valuation methodologies at least once a year, and recalibrate model parameters and inputs to ensure the appropriate estimation of fair value. These departments are independent from the business units and have a specific group who reviews these techniques. In addition, their accounting departments are responsible for ensuring that the accounting policies and procedures to determine the fair values are in compliance with relevant accounting standards.

Fair Value Hierarchy

The financial assets and liabilities carried at fair value were categorized under the three levels of the fair value hierarchy as follows:

•	quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1);

•	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices) (Level 2); and

•	inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3).

The following table presents the carrying amount of the financial instruments held at fair value across the three levels of the fair value hierarchy at March 31, 2011 and 2010.

	At March 31, 2011
	Quoted market price in an active market (Level 1)	Valuation techniques - observable inputs (Level 2)	Valuation techniques - significant unobservable inputs (Level 3)	Total
	(In millions)
Assets:
Trading assets	¥2,372,361	¥854,576	¥88,216	¥3,315,153
Derivative financial instruments	29,296	4,946,607	70	4,975,973
Financial assets at fair value through profit or loss	849	1,858,710	272,789	2,132,348
Available-for-sale financial assets	28,158,217	1,642,839	679,210	30,480,266
Others(1)	—	13,833	—	13,833

Liabilities:
Trading liabilities	¥1,611,475	¥12,443	¥—	¥1,623,918
Derivative financial instruments	29,542	4,688,368	7,351	4,725,261
Others(1)	—	(4,255)	—	(4,255)

	At March 31, 2010
	Quoted market price in an active market (Level 1)	Valuation techniques - observable inputs (Level 2)	Valuation techniques - significant unobservable inputs (Level 3)	Total
	(In millions)
Assets:
Trading assets	¥2,526,069	¥655,157	¥77,553	¥3,258,779
Derivative financial instruments	42,625	5,018,917	—	5,061,542
Financial assets at fair value through profit or loss	—	1,832,044	260,339	2,092,383
Available-for-sale financial assets	17,684,974	1,495,269	699,933	19,880,176
Others(1)	—	8,873	—	8,873

Liabilities:
Trading liabilities	¥1,572,812	¥19,813	¥—	¥1,592,625
Derivative financial instruments	38,475	4,710,833	7,387	4,756,695
Others(1)	—	(1,373)	—	(1,373)

(1)	Embedded derivatives which are separately accounted for, but presented together with the host contract in the consolidated statement of financial position, are disclosed in this table within others. Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in this table as assets or liabilities to be consistent with the classification of the host contract.

There were no significant transfers between Level 1 and Level 2 for the fiscal years ended March 31, 2011 and 2010.

The following table presents a reconciliation from the beginning to the ending balances for those assets and liabilities that are measured in the consolidated statement of financial position at fair value based on a valuation technique for which one or more significant inputs are not based on observable market data (Level 3) for the fiscal years ended March 31, 2011 and 2010.

	Trading assets	Derivative financial instruments	Financial assets at fair value through profit or loss	Available-for-sale financial assets	Others(1)	Total
	(In millions)
At April 1, 2009	¥84,002	¥(57,327)	¥287,538	¥633,552	¥(101,821)	¥845,944

Total gains (losses)	2,624	53,995	4,407	13,091	23,626	97,743
In profit (loss)	7,061	50,874	4,407	(12,833)	23,626	73,135
In other comprehensive income	(4,437)	3,121	—	25,924	—	24,608

Purchases	14,504	—	13,423	104,749	—	132,676
Sales	(23,577)	—	(6,366)	(18,480)	—	(48,423)
Settlements	—	(4,055)	(38,663)	(31,855)	78,195	3,622

Transfers out of Level 3	—	—	—	(1,124)	—	(1,124)

At March 31, 2010	77,553	(7,387)	260,339	699,933	—	1,030,438

Total gains (losses)	(4,031)	7,966	(5,630)	(14,940)	—	(16,635)
In profit (loss)	955	7,130	(5,630)	(13,121)	—	(10,666)
In other comprehensive income	(4,986)	836	—	(1,819)	—	(5,969)

Purchases	17,997	25	24,973	74,163	—	117,158
Sales	(894)	—	(5,939)	(32,435)	—	(39,268)
Settlements	(857)	(7,885)	(324)	(47,082)	—	(56,148)

Transfers out of Level 3	(1,552)	—	(630)	(429)	—	(2,611)

At March 31, 2011	¥88,216	¥(7,281)	¥272,789	¥679,210	¥—	¥1,032,934

(1)	The embedded derivative component in the Type 4 preferred stock was categorized in Level 3 and included in Others at March 31, 2009. However, the derivative was terminated upon the exercise of the Type 4 preferred stock conversion right on January 28, 2010, and there was no outstanding balance at March 31, 2011 and 2010.

The following table shows the gains or losses included in profit or loss for the Level 3 assets and liabilities held at the end of the period for the fiscal years ended March 31, 2011 and 2010.

	Trading assets	Derivative financial instruments	Financial assets at fair value through profit or loss	Available-for- sale financial assets	Total
	(In millions)
Total gains (losses) for the period included in profit (loss) for assets and liabilities held at March 31, 2011	¥2,127	¥7,130	¥(6,119)	¥(14,478)	¥(11,340)
Total gains (losses) for the period included in profit (loss) for assets and liabilities held at March 31, 2010	7,061	50,874	6,695	(22,545)	42,085

Gains or losses included in profit or loss for the period (above) are presented in net trading income, net income from financial assets at fair value through profit or loss, net investment income, and impairment charges on financial assets.

	Net trading income	Net income from financial assets at fair value through profit or loss	Net investment income (loss)	Impairment charges on financial assets	Total
	(In millions)
For the fiscal year ended March 31, 2011:
Total gains (losses) included in profit (loss) for the period	¥8,085	¥(5,630)	¥6,033	¥(19,154)	¥(10,666)

Total gains (losses) for the period included in profit (loss) for assets and liabilities held at the end of the reporting period	9,257	(6,119)	3,913	(18,391)	(11,340)

For the fiscal year ended March 31, 2010:
Total gains (losses) included in profit (loss) for the period	81,561	4,407	10,802	(23,635)	73,135

Total gains (losses) for the period included in profit (loss) for assets and liabilities held at the end of the reporting period	57,935	6,695	(492)	(22,053)	42,085

Valuation Techniques

Financial instruments which are classified as trading assets and liabilities, derivative financial instruments, financial assets at fair value through profit or loss, and available-for-sale financial assets are measured at fair value in the consolidated statement of financial position. These instruments are measured at fair value using a quoted market price, if they are traded in an active market, or, for others, using the fair value measurement techniques as discussed below.

Trading assets and trading liabilities

Debt and equity instruments traded in an active market are measured at fair value using a quoted market price in such a market and they are classified as Level 1. If a quoted market price is not available, they are measured by using a price quoted by a third party, such as a pricing service or broker, or by reference to the current fair value of another instrument that is substantially the same, based on inputs such as prices obtained from brokers, observable interest rates and spreads. These financial instruments are classified as Level 2.

Certain investment funds classified as held for trading are measured at fair value determined based on the unit price, calculated by fund administrators. The unit prices are determined based on net asset value, market approach or income approach, which may use significant unobservable inputs. In such a case, the funds are classified as Level 3.

Commercial paper is measured at fair value using the DCF method, where primary inputs are observable interest rates and credit spreads, inferred from the prevailing market rates. Therefore, commercial paper is classified as Level 2.

Derivative financial instruments

Listed derivatives (including interest rate, bonds, stocks and commodities) are measured at fair value using the settlement price announced by the major exchange on which transactions are traded because the settlement price in the exchange reflects the most current transaction price, and is readily and regularly available from the exchange. Listed derivatives are classified as Level 1.

The Over-the-Counter (“OTC”) derivatives (non-exchange traded derivatives) are measured at fair value using valuation techniques such as the present value of estimated future cash flows and option pricing models, generally based on observable interest rates, foreign exchange, commodities, stock prices and other factors as inputs. The valuation models for some complex transactions, such as the yield curve spread options, use inputs which are not directly observable in the market, such as historical correlation coefficients. However, as the impact of these unobservable inputs is insignificant to the fair value, the SMFG Group classifies most of those transactions as Level 2.

The credit loss protection scheme which the SMFG Group offers to Goldman Sachs (“GS”) is considered to be a credit derivative, where the underlying reference entities are the American and European corporate entities covered in the commitment line portfolio of the GS group. The fair value for this derivative is determined using an ordinary CDO pricing model, commonly used in the financial markets. The SMFG Group takes some portions of the positions in subordinated and mezzanine tranches, which covers the first and second credit losses from the portfolio. The major inputs for this derivative are credit default swap (“CDS”) spread rates, correlation ratios of CDS indices for similar portfolios, and the expected additional commitment withdrawal ratio. Although CDS spread rates and correlation ratios are observable in an active market or available from brokers, this whole scheme is classified as Level 3 as the expected additional withdrawal ratio, which is considered to be a significant input, is not usually observable in the market and is estimated based on historical data.

In addition, the fair value of OTC derivatives incorporates both counterparty credit risk in relation to OTC derivative assets and own credit risk in relation to OTC derivative liabilities. The SMFG Group calculates the credit risk adjustment by applying the probability of default that reflects the counterparty’s or our own credit risk to the OTC derivative exposure and multiplying the result by the loss expected in the event of default. For the probability of default, the SMFG Group uses observable market data, where possible. The OTC derivative exposure used is determined taking into consideration the effect of master netting agreements and collateral.

Financial assets at fair value through profit or loss

The majority of debt instruments classified in this category are measured at fair value, using a valuation technique based on the observable prices in the market and they are classified as Level 2.

Some equity and debt instruments in this category are hybrid instruments which have both equity and debt features. These include preferred stocks and bonds with equity risk, such as convertible bonds, which are measured at fair value using various valuation models, such as the Monte Carlo Simulation and the binomial lattice model, if they are indexed to the market prices in a stock exchange. Those valuation models use the historical volatility of the listed stocks as an input, which are not observable in the market, resulting in these instruments being classified as Level 3. Other types of preferred stocks and other non-hybrid equity instruments are evaluated using fair value techniques for unlisted stocks, which are normally used for private equity investments. The SMFG Group calculates the fair values of these financial instruments based on the income approach or market approach using market multiples that are not usually observable in the market, and they are classified as Level 3.

Available-for-sale financial assets

(a)	Debt instruments

Debt instruments are measured at fair value using a quoted market price and classified as Level 1 if they are traded in an active market. Debt instruments are classified as Level 2 if they are measured at fair value using a price quoted by a third party, such as a pricing service or broker, or by reference to the current fair value of another bond that is substantially the same based on inputs such as prices obtained from brokers, observable interest rates and spreads.

The Financial Stabilization Funds are measured at fair value using the DCF method based on actual prices for government bonds of similar maturities, which are observable in an active market. These funds are classified as Level 2. See Note 9 “Investment Securities” for further information on the Financial Stabilization Funds.

The fair value of some securitized products is calculated based on broker quotes. Since they are calculated using valuation techniques with inputs such as unobservable interest rates, foreign exchange and prices of credit products, these securitized products are classified as Level 3.

(b)	Equity instruments

Listed stocks are measured at fair value based on the market price at a stock exchange and classified as Level 1.

Unlisted common and preferred stocks in this category are measured at fair value using valuation techniques, similar to those described in “Financial assets at fair value through profit or loss” above.

Publicly offered investment trusts and funds are measured at fair value using a unit price or the market price on which such instruments are listed, and they are classified as Level 1. Instruments whose prices are not available in the market, such as privately offered investment trusts, are measured at fair value based on the unit price, which is usually regarded as an exit price, obtained from the fund administrator or investment management firm. In such a case, these investment trusts and funds are classified as Level 2. Other investment funds such as private equity and real estate investment funds are generally measured at fair value based on net asset value, which may include significant unobservable input. In such case, the funds are classified as Level 3.

Other financial liabilities

In accordance with the substance of the contractual arrangement, the Type 4 preferred stock issued by SMFG was treated as a financial liability with an embedded derivative and included in “Other liabilities” in the consolidated statement of financial position at March 31, 2009. The discretionary dividends were separately classified as equity.

The derivative embedded in the preferred stock was considered as an equity derivative with conversion rights to common stocks, and its fair value was measured using an option pricing model similar to the hybrid instruments classified as “Financial assets at fair value through profit or loss.” The SMFG Group used the historical volatility of its stock price as a significant unobservable input to measure the fair value and the embedded derivative was classified as Level 3.

All of the Type 4 preferred stocks had been converted to common stocks by January 28, 2010, and none of these preferred stocks were outstanding at March 31, 2011 and 2010.

Sensitivity Analysis

The fair value of certain financial instruments are measured using valuation techniques based on inputs such as prices and rates that are not observable in the market. The following table presents the impact of the valuation sensitivity, if these inputs fluctuate to the extent deemed reasonable and the volatility of such inputs has a significant impact on the fair value.

	At March 31, 2011
	Total fair value measured using valuation techniques	Effect recorded in profit or loss		Effect recorded directly in equity
		Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
	(In millions)
Trading assets	¥88,216	¥1,354	¥(1,354)	¥—	¥—
Derivative financial instruments (assets)	70	183	(52)	—	—
Derivative financial instruments (liabilities)	(7,351)	5,611	(5,635)	—	—
Financial assets at fair value through profit or loss	272,789	6,394	(5,688)	—	—
Available-for-sale financial assets	679,210	—	—	14,872	(14,531)

	At March 31, 2010
	Total fair value measured using valuation techniques	Effect recorded in profit or loss		Effect recorded directly in equity
		Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
	(In millions)
Trading assets	¥77,553	¥1,305	¥(1,305)	¥—	¥—
Derivative financial instruments	(7,387)	4,298	(4,915)	—	—
Financial assets at fair value through profit or loss	260,339	32,824	(9,223)	—	—
Available-for-sale financial assets	699,933	—	—	16,818	(16,271)

Trading assets

The investment funds based on net asset value, market approach or income approach are managed by value at risk (“VaR”) based on historical gain or loss data. Hence, the impact of the valuation sensitivity is estimated using one-day VaR of the portfolio.

Derivative financial instruments

With respect to the credit loss protection scheme offered to GS, the expected additional withdrawal ratio is considered to be a significant unobservable input for its fair value measurement because the anticipated losses will vary significantly depending on the expected additional withdrawal ratio of unfunded commitment lines in the reference portfolio (mainly revolving credit facilities for CP backup). The expected additional withdrawal ratio is estimated based on historical data of actual funded amounts at default for similar portfolios. The table above presents the estimates of the impact of changing the expected additional withdrawal ratio from an optimistic (favorable) scenario to a pessimistic (unfavorable) scenario.

Financial assets at fair value through profit or loss / Available-for-sale financial assets

With respect to preferred stocks convertible into listed stocks and bonds with equity risk, valuation techniques such as Monte Carlo Simulation or the binomial lattice model are used to measure the fair value of the conversion options. Historical volatilities of the related listed stocks are used as input for the valuation because current implied volatility is generally not observable in the market. The impact resulting from using a reasonable range for the volatility is statistically estimated where it would be significant. With respect to unlisted stocks which are measured at fair value based on a market approach, the impact of changing the market multiples within a reasonable range (±10%) is estimated in the table above.

45	FINANCIAL RISK MANAGEMENT

The SMFG Group classifies risks into the following categories; credit risk, market risk, liquidity risk and operational risk (including processing risk and system risk). This note presents information about the SMFG Group’s exposure to credit risk, market risk, and liquidity risk, and its policies and processes for measuring and managing these risks.

Risk Management System

The SMFG Group has established a basic approach for risk management. This basic approach includes establishing Group-wide basic policies for risk management, providing all necessary implementation guidance to the SMFG Group companies and monitoring the risk management procedures implemented by all Group companies to ensure their practices meet the relevant standards.

The Group-wide basic policies for risk management are determined by the Management Committee, which consists of designated Board Members, and such policies are authorized by the Board of Directors. The policies include:

•	managing risk on a Group-wide basis;

•	managing risk using quantification methods;

•	ensuring consistency with business strategies;

•	setting up a system of checks and balances;

•	establishing contingency plans for emergencies and serious situations; and

•	verifying preparedness to handle reasonably conceivable risk situations.

The policies also include fundamental principles for each risk category, which each SMFG Group company has to follow when establishing its own risk management system. The Corporate Risk Management Department, in cooperation with the Corporate Planning Department, performs risk management according to the above policies. In addition, the Internal Audit Department is responsible for the independent review of risk management within the SMFG Group.

Risk management systems are in place at the individual SMFG Group companies, and have been established in accordance with the Group-wide basic policies for risk management and implementation guidance provided by SMFG. Based on these policies and guidance, each SMFG Group company implements guidelines and establishes processes for risk management. On an ongoing basis, these processes and risks are monitored by SMFG.

For example, at SMBC, specific departments have been appointed to oversee the handling of the four risk categories listed above, in addition to the risks associated with settlement. Each risk category is managed taking into account, the particular characteristics of that category. In addition, the Risk Management Unit has been established—independent of the business units—and the risk management system has been strengthened by consolidating the functions for managing risks—credit, market, liquidity and operational—into the Risk Management Unit and enhancing SMBC’s across-the-board risk monitoring ability. One board member is assigned to oversee the Risk Management Unit comprising the Corporate Risk Management Department and Credit & Investment Planning Department. The Corporate Risk Management Department—the unit’s planning department—seeks to manage all categories of risk in cooperation with the Corporate Planning Department. Moreover, the Internal Audit Unit—independent of all business units—conducts periodic audits to ensure that the management system is functioning properly.

The decision-making process for addressing the risks at the operating level is also strengthened by the Credit Risk Management Committee and the Market Risk Management Committee, which are subcommittees of the Management Committee of SMBC.

The diagram below represents the risk management system of the SMFG Group and SMBC.

Risk Capital-Based Management

In order to maintain a balance between risk and return, the SMFG Group employs a risk capital-based management method. The SMFG Group measures “risk capital” based on VaR and other specific measures such as uniform basic measures of credit, market and operational risks, taking into account the special characteristics of each type of risk, and the business activities of each SMFG Group company.

The SMFG Group then allocates risk capital to each unit to keep the total exposure to various risks within the scope of the SMFG Group’s resources, i.e., capital. The allocation to each unit is determined by the Management Committee and authorized by the Board of Directors. In this framework, risk capital includes credit concentration risk and interest rate risk in the banking book, which are taken into account under the second pillar of Basel II. In addition, the SMFG Group conducts risk capital management activities on a consolidated basis, including each SMFG Group company.

Credit Risk

Credit risk is the possibility of a loss arising from a credit event, such as the deterioration in the financial condition of a borrower that causes an asset (including off-balance sheet transactions) to decline in value or become worthless. Overseas credits also include an element of country risk, which is closely related to credit risk. This is the risk of loss caused by changes in political or economic conditions. Credit exposures arise principally in lending activities such as loans and advances, acquiring investment securities, derivative transactions, and off-balance sheet transactions such as loan commitments.

Credit risk management system

Credit risk is the most significant risk to which the SMFG Group is exposed. The purpose of credit risk management is to keep the credit risk exposure to a permissible level relative to capital, to maintain the quality of assets and to ensure returns commensurate with risk.

On the basis of Group-wide basic policies for risk management, the SMFG Group companies follow the fundamental principles established by the SMFG Group to assess and manage credit risk. Each SMFG Group company manages credit risk according to the nature of its business, and assesses and manages the credit risks of individual loans and credit portfolios quantitatively, using consistent standards.

The following chart shows the credit risk management system of SMBC, the SMFG Group’s significant banking subsidiary.

At SMBC, the Credit & Investment Planning Department within the Risk Management Unit is responsible for the comprehensive management of credit risk. This department drafts and administers credit policies, the internal rating system, credit authority guidelines and credit application guidelines, and manages non-performing loans (“NPLs”), including impaired loans, and other aspects of credit portfolio management. The department also cooperates with the Corporate Risk Management Department in quantifying credit risk (risk capital and risk-weighted assets) and controls SMBC’s entire credit risk. Further, the Credit Portfolio Management Department within the Credit & Investment Planning Department has been strengthening its active portfolio management function whereby loan securitizations and other market transactions are used to stabilize the portfolio’s credit risk for more sophisticated portfolios.

The Corporate Research Department within the Corporate Services Unit performs research on industries and investigates the business situations of borrower enterprises to detect early signs of problems or growth potential. The Credit Administration Department is responsible for handling NPLs of borrowers classified as potentially bankrupt or lower, and draws up plans for their workouts, including write-offs, and corporate rehabilitation. The department closely liaises with SMBC Servicer Co., Ltd., a SMFG Group company, which engages in related services to efficiently reduce the amount of NPLs by such means as the sale of loans.

The credit departments within each business unit conduct credit risk management for loans handled by their units and manage their units’ portfolios. The credit limits they use are based on the baseline amounts that the Credit & Investment Planning Department establishes for each grading category, with particular attention paid to evaluating and managing customers or loans perceived to have particularly high credit risk.

The Internal Audit Unit, operating independently of the business units, audits asset quality, accuracy of grading and state of credit risk management, and reports the results directly to the board of directors and the Management Committee.

SMBC has established the Credit Risk Committee to undertake control of credit risk and to ensure loan operations.

Credit risk management methods

To effectively manage the risk involved in individual loans as well as the credit portfolio as a whole, SMBC first acknowledges that every loan entails credit risk, assesses the credit risk posed by each borrower and loan using an internal rating system, and quantifies that risk for control purposes.

(a)	Credit risk evaluation

The Credit & Investment Planning Department manages an internal rating system for each asset control category set according to portfolio characteristics. For example, credits to commercial and industrial (“C&I”) companies, individuals for business purposes (domestic only), sovereigns, public sector entities, and financial institutions are assigned an “obligor grade,” which indicates the borrower’s creditworthiness, and/or “facility grade,” which indicates the collectibility of assets taking into account the transaction conditions such as guarantee/collateral, and tenor. The business units determine an obligor grade by first assigning a financial grade using a financial strength grading model and data obtained from the obligor’s financial statements, including net worth and cash flows. The financial grade is then adjusted taking into account the actual state of the obligor’s financial position and qualitative factors to derive the obligor grade. The qualitative factors mainly include the expected future cash flows taking into account factors such as historical loss information, the appropriateness of the borrower’s business plan or operational improvement plan, the status of progress of its plan, and the overall support from financial institutions. In the event that the borrower is domiciled overseas, internal ratings for credit are made after taking into consideration the country rank, which represents an assessment of the credit quality of each country based on its political and economic situation, as well as its current account balance and external debt. Obligor grades and facility grades are reviewed once a year and as otherwise necessary, such as when there are changes in the credit situation. The SMFG Group’s subsidiaries carry out credit risk evaluations in line with SMBC.

The table below shows the corporate obligor grading system of SMBC.

Obligor Grade		Definition	Borrower Category
Domestic (C&I), etc.	Overseas (C&I), etc.
J1	G1	Very high certainty of debt repayment	Normal Borrowers
J2	G2	High certainty of debt repayment
J3	G3	Satisfactory certainty of debt repayment
J4	G4	Debt repayment is likely, but this could change in cases of significant changes in economic trends or business environment
J5	G5	No problem with debt repayment over the short term, but not satisfactory over the mid to long term, and the situation could change in cases of significant changes in economic trends or business environment
J6	G6	Currently no problem with debt repayment, but there are unstable business and financial factors that could lead to debt repayment problems
J7	G7	Close monitoring is required due to problems in meeting loan terms and conditions, sluggish/unstable business, or financial problems	Borrowers Requiring Caution
J7R	G7R	Obligors with loans that are more than three months past due or with restructured loans within the “Borrowers Requiring Caution” category	Substandard Borrowers
J8	G8	Currently not bankrupt, but experiencing business difficulties, making insufficient progress in restructuring and highly likely to go bankrupt	Potentially Bankrupt Borrowers
J9	G9	Though not yet legally or formally bankrupt, has serious business difficulties and rehabilitation is unlikely; thus, effectively bankrupt	Effectively Bankrupt Borrowers
J10	G10	Legally or formally bankrupt	Bankrupt Borrowers

There are also grading systems for loans to individuals such as housing loans, loans to small businesses, and structured finance including project finance, where the repayment source is limited to the cash flows generated by a particular business or asset. For example, the obligor grade of housing loans is determined taking into account various relevant factors such as proportion of the repayment to revenue, proportion of down payment to the value and past due information.

The Credit & Investment Planning Department centrally manages the internal rating systems, and designs, operates, supervises and validates the grading models. It validates the grading models (including statistical validation) of main assets following the procedure manual once a year to ensure their effectiveness and suitability.

(b)	Quantification of credit risk

Credit risk quantification refers to the process of estimating the degree of credit risk of a portfolio or individual loan taking into account not just the obligor’s probability of default (“PD”), but also the concentration of risk in a specific customer or industry, and the loss impact of fluctuations in the value of collateral, such as real estate and securities.

Specifically, the PD by grade, loss given default (“LGD”), credit quality correlation among obligors, and other parameter values are estimated using the historical data of obligors and facilities stored in a database to calculate the credit risk. Then, based on these parameters, SMBC runs a simulation of simultaneous default using the Monte Carlo Simulation to calculate SMBC’s maximum loss exposure to the estimated amount of the maximum losses that may be incurred. Based on these quantitative results, SMBC allocates risk capital.

Risk quantification is also executed for purposes such as to determine the portfolio’s risk concentration or to simulate economic movements (stress tests), and the results are used for making optimal decisions across the whole range of business operations, including formulating business plans and providing a standard against which individual credit applications are assessed.

Credit assessment

At SMBC, the credit assessment of corporate loans involves a variety of financial analyses, including cash flows, to predict an enterprise’s capability of loan repayment and its growth prospects. These quantitative measures, when combined with qualitative analyses of industrial trends, the enterprise’s research and development capabilities, the competitiveness of its products or services, and its management caliber, result in a comprehensive credit assessment. The loan application is analyzed in terms of the intended utilization of the funds and the repayment schedule. In the assessment of housing loans for individuals, SMBC employs a credit assessment model based on credit data amassed and analyzed by SMBC over many years, taking into account various relevant factors including proportion of the repayment to revenue, proportion of down payment to the value and past due information.

Credit monitoring

At SMBC, in addition to analyzing loans at the application stage, the Credit Monitoring System is utilized to reassess obligor grades, and review credit policies for each obligor so that problems can be detected at an early stage, and quick and effective action can be taken. The system includes periodic monitoring carried out each time the financial results of the obligor enterprise are obtained, as well as continuous monitoring performed each time credit conditions change.

Credit portfolio management

(a)	Risk-taking within the scope of capital

To keep the credit risk exposure to a permissible level relative to capital, SMBC’s Corporate Risk Management Department sets credit risk limits for internal control purposes. Under these limits, separate guidelines are issued for each business unit, such as for real estate finance, fund investment, and investment in securitization products. The Corporate Risk Management Department conducts monthly monitoring to make sure that these guidelines are being followed.

(b)	Controlling concentration risk

As the concentration of credit risk in an industry or corporate group has the potential to substantially impair capital, SMBC’s Credit & Investment Planning Department sets guidelines for maximum loan amounts to prevent the excessive concentration of loans in an industry and to control large exposures to individual companies or corporate groups. Further, to manage country risk, the Credit Management Department of the International Banking Unit has credit limit guidelines based on each country’s creditworthiness.

(c)	Toward active portfolio management

SMBC’s Credit Portfolio Management Department makes use of credit derivatives, loan asset sales, and other instruments to proactively and flexibly manage its portfolio to stabilize credit risk.

Maximum exposure to credit risk before collateral held or other credit enhancements

The following table shows the maximum exposure to credit risk before taking into account any collateral held or other credit enhancements at March 31, 2011 and 2010.

	At March 31,
	2011	2010
	(In millions)
Credit risk exposures relating to assets on the consolidated statement of financial position:
Deposits with banks	¥8,150,511	¥5,131,150
Call loans and bills bought	862,667	1,127,035
Reverse repurchase agreements and cash collateral on securities borrowed	5,051,053	5,697,669
Trading assets	3,105,897	3,117,725
Derivative financial instruments	4,975,973	5,061,542
Financial assets at fair value through profit or loss	1,995,810	1,978,149
Investment securities:
Held-to-maturity investments	4,181,840	3,272,012
Available-for-sale financial assets	27,263,517	16,412,710
Loans and advances	71,020,329	71,634,128
Other financial assets	1,496,409	1,232,336
Credit risk exposures relating to off-balance sheet items(1):
Loan commitments	42,743,780	38,824,755
Financial guarantees and other credit related contingent liabilities	4,810,931	3,625,323

Total	¥175,658,717	¥157,114,534

(1)	The off-balance sheet items represent the nominal amounts of undrawn loan commitments, financial guarantees and other credit related contingent liabilities.

Based on the table above, excluding loan commitments (refer to Note 42 “Contingency and Capital Commitments”), the majority of the total exposure to credit risk is derived from “Loans and advances” and “Available-for-sale financial assets.”

Collateral and other credit enhancements

The SMFG Group considers the acquisition of collateral and guarantees as a secondary repayment source to further enhance loan recovery and minimize credit risk. Based on an analysis of the repayment ability from cash flows on the premise of understanding the borrower’s real business conditions and its potential, the SMFG Group requires collateral in the form of an asset or third-party obligation that serves to mitigate the inherent credit risk in the exposures, by either improving recoveries in the event of a default or transferring the borrower’s obligation to the guarantors. Collateral received is mainly segregated into (1) financial collateral such as cash, deposits and securities, (2) real estate collateral such as land and buildings, and (3) guarantees received from sovereigns, municipal corporations, credit guarantee corporations and other public entities, financial institutions, and other companies.

Concentration of risks of loans and advances with credit risk exposure

An analysis of concentrations of credit risk from loans and advances by geographical sector and industry sector at March 31, 2011 and 2010 is shown below. The concentration by geographical sector is measured based on the domicile of the borrower.

(a)	Geographical sector

	At March 31,
	2011	2010
	(In millions)
Domestic	¥61,231,165	¥62,333,675
Foreign:
Americas	4,239,800	4,119,139
Europe	2,376,786	2,486,017
Asia	3,629,841	3,187,341
Others	1,282,313	1,195,400

Total foreign	11,528,740	10,987,897

Gross loans and advances	72,759,905	73,321,572
Adjust: Unearned income, unamortized premiums-net and deferred loan fees-net	(152,443)	(153,889)
Less: Allowance for loan losses	(1,587,133)	(1,533,555)

Net loans and advances	¥71,020,329	¥71,634,128

(b)	Industry sector

	At March 31,
	2011	2010
	(In millions)
Domestic:
Manufacturing	¥8,344,261	¥8,428,854
Agriculture, forestry, fisheries and mining	162,727	162,879
Construction	1,327,475	1,492,690
Transportation, communications and public enterprises	4,036,780	3,519,279
Wholesale and retail	5,616,084	5,552,637
Finance and insurance	2,568,670	3,431,882
Real estate and goods rental and leasing	8,281,048	8,751,450
Services	4,316,724	4,644,737
Municipalities	1,440,167	1,346,611
Lease financing	2,205,451	2,320,651
Consumer(1)	18,552,987	17,544,284
Others	4,378,791	5,137,721

Total domestic	61,231,165	62,333,675

Foreign:
Public sector	83,109	147,115
Financial institutions	1,794,794	2,031,812
Commerce and industry	8,949,629	8,161,198
Lease financing	172,361	205,547
Others	528,847	442,225

Total foreign	11,528,740	10,987,897

Gross loans and advances	72,759,905	73,321,572
Adjust: Unearned income, unamortized premiums-net and deferred loan fees-net	(152,443)	(153,889)
Less: Allowance for loan losses	(1,587,133)	(1,533,555)

Net loans and advances	¥71,020,329	¥71,634,128

(1)	The balance in Consumer mainly consists of housing loans. The housing loan balances amounted to ¥14,577,945 million and ¥14,436,921 million at March 31, 2011 and 2010, respectively.

The following tables show a disaggregation of the structured finance loans and advances balances, where the repayment source is limited to the cash flows generated by a particular business or asset, and the balances of secured or unsecured consumer loans at March 31, 2011 and 2010. These loans and advances are included in the preceding table.

Structured finance:

	At March 31,
	2011	2010
	(In millions)
Real estate finance	¥1,889,243	¥1,835,169
Project finance	1,198,998	1,203,010
Other structured finance	300,765	307,468

Total structured finance	¥3,389,006	¥3,345,647

Consumer:

	At March 31,
	2011	2010
	(In millions)
Secured loans(1)	¥15,688,645	¥15,742,706
Unsecured loans	2,864,342	1,801,578

Total consumer	¥18,552,987	¥17,544,284

(1)	The secured loans and advances mainly represent housing loans. The housing loan balances amounted to ¥14,577,945 million and ¥14,436,921 million at March 31, 2011 and 2010, respectively.

Loans and advances by credit quality category

Loans and advances are summarized as follows:

	At March 31,
	2011	2010
	(In millions)
Neither past due nor impaired	¥69,953,012	¥70,745,696
Past due but not impaired	157,470	132,725
Impaired(1)	2,649,423	2,443,151

Gross loans and advances	72,759,905	73,321,572
Adjust: Unearned income, unamortized premiums-net and deferred loan fees-net	(152,443)	(153,889)
Less: Allowance for loan losses	(1,587,133)	(1,533,555)

Net loans and advances	¥71,020,329	¥71,634,128

(1)	Loans and advances to borrowers who are classified in the borrower categories of substandard borrowers, potentially bankrupt borrowers, effectively bankrupt borrowers, and bankrupt borrowers described in the obligor grading system represent impaired loans and advances.

(a)	Loans and advances neither past due nor impaired

The following table shows the credit quality of the portfolio of loans and advances that were neither past due nor impaired, by geography and by industry based on the corporate obligor grading system of SMBC at March 31, 2011 and 2010. Since the internal rating system of SMBC’s consumer portfolio differs from the corporate obligor grading system, the balances of loans and advances to consumers are included in the grade category of “Other.” Additionally, as the SMFG Group’s subsidiaries are adopting various internal rating systems which differ from SMBC, the grade category of “Other” also includes some balances of loans and advances held by those subsidiaries.

	At March 31, 2011
	Normal				Requiring Caution
	J 1-3	J 4-6	Japanese government and local municipal corporations	Other	J 7	Other	Total
	(In millions)
Domestic:
Manufacturing	¥3,585,500	¥2,572,464	¥—	¥1,524,614	¥310,039	¥103,460	¥8,096,077
Agriculture, forestry, fisheries and mining	62,391	48,871	—	5,109	38,422	1,057	155,850
Construction	252,967	340,533	—	465,126	65,211	61,822	1,185,659
Transportation, communications and public enterprises	2,129,093	1,057,435	124,553	445,636	85,032	72,758	3,914,507
Wholesale and retail	1,393,748	2,388,124	—	1,121,092	293,428	121,274	5,317,666
Finance and insurance	758,896	310,133	147,780	1,009,277	294,477	36,040	2,556,603
Real estate and goods rental and leasing	2,313,815	3,243,563	28,941	1,440,271	383,897	189,218	7,599,705
Services	673,268	1,950,621	115,694	805,748	299,378	133,215	3,977,924
Municipalities	—	—	1,314,980	106,765	—	18,422	1,440,167
Lease financing	—	—	—	2,113,074	—	60,875	2,173,949
Consumer(1)	—	791	—	17,442,297	6,024	518,239	17,967,351
Others	10,935	2,625,390	696,926	528,345	413,242	9,625	4,284,463

Total domestic	11,180,613	14,537,925	2,428,874	27,007,354	2,189,150	1,326,005	58,669,921

	G 1-3	G 4-6	—	Other	G 7	Other	Total
Foreign:
Public sector	54,952	—	—	27,499	—	610	83,061
Financial institutions	1,088,262	49,189	—	569,627	8,363	19,698	1,735,139
Commerce and industry	5,420,227	1,396,580	—	1,587,509	274,206	94,226	8,772,748
Lease financing	—	—	—	153,473	—	13,851	167,324
Others	363,621	42,041	—	97,851	14,408	6,898	524,819

Total foreign	6,927,062	1,487,810	—	2,435,959	296,977	135,283	11,283,091

Total	¥18,107,675	¥16,025,735	¥2,428,874	¥29,443,313	¥2,486,127	¥1,461,288	¥69,953,012

(1)	The balance in the grade category of “Other” in Consumer includes housing loans, which amounted to ¥14,169,190 million and ¥126,251 million for the borrower category of Normal and Requiring Caution, respectively.

	At March 31, 2010
	Normal				Requiring Caution
	J 1-3	J 4-6	Japanese government and local municipal corporations	Other	J 7	Other	Total
	(In millions)
Domestic:
Manufacturing	¥3,812,942	¥2,496,869	¥—	¥1,402,655	¥366,841	¥134,786	¥8,214,093
Agriculture, forestry, fisheries and mining	36,801	72,581	—	8,543	35,833	1,772	155,530
Construction	277,398	420,209	—	501,791	87,157	69,990	1,356,545
Transportation, communications and public enterprises	1,403,614	1,256,211	111,122	458,473	115,195	77,043	3,421,658
Wholesale and retail	1,315,120	2,482,092	—	1,057,664	298,366	134,549	5,287,791
Finance and insurance	752,917	316,629	98,291	1,878,601	302,115	64,184	3,412,737
Real estate and goods rental and leasing	2,285,826	3,463,276	69,792	1,490,943	535,500	203,849	8,049,186
Services	684,926	2,055,987	189,972	881,609	353,731	155,821	4,322,046
Municipalities	—	—	1,213,657	112,523	—	20,431	1,346,611
Lease financing	—	—	—	2,154,707	—	99,007	2,253,714
Consumer(1)	—	386	—	16,576,495	7,411	546,376	17,130,668
Others	7,494	2,477,853	1,250,829	929,685	364,742	12,210	5,042,813

Total domestic	10,577,038	15,042,093	2,933,663	27,453,689	2,466,891	1,520,018	59,993,392

	G 1-3	G 4-6	—	Other	G 7	Other	Total
Foreign:
Public sector	53,882	3,538	—	84,156	—	864	142,440
Financial institutions	1,079,729	83,970	—	740,654	43,273	48,688	1,996,314
Commerce and industry	4,622,925	1,647,417	—	1,235,524	358,159	118,145	7,982,170
Lease financing	—	—	—	184,537	—	20,977	205,514
Others	237,076	41,713	—	117,643	24,735	4,699	425,866

Total foreign	5,993,612	1,776,638	—	2,362,514	426,167	193,373	10,752,304

Total	¥16,570,650	¥16,818,731	¥2,933,663	¥29,816,203	¥2,893,058	¥1,713,391	¥70,745,696

(1)	The balance in the grade category of “Other” in Consumer includes housing loans, which amounted to ¥14,152,348 million and ¥138,102 million for the borrower category of Normal and Requiring Caution, respectively.

(b)	Loans and advances past due but not impaired

The SMFG Group assesses the credit quality of loans and advances taking into account past due information on a borrower basis, and does not comprehensively collate the data related to the age analysis of loans and advances that were past due but not impaired on an individual basis. The aggregate balances of loans and advances of borrowers with one or more facilities, where any of the facilities is past due for less than three months but not impaired as at March 31, 2011 and 2010 were ¥226,544 million and ¥263,685 million, respectively. Those aggregate balances therefore include individual loans and advances which are not past due. Thus, in the table below, the SMFG Group provides the amount of loans and advances where the final payment at contractual maturity is past due, by geography and by industry, at March 31, 2011 and 2010. For reference, since all the loans and advances that are past due over three months are treated as impaired, those loans and advances are not included in the table below.

The SMFG Group does not disclose the fair value of collateral held as security or other credit enhancements on past due but not impaired loans and advances, as it is not practicable to do so.

	At March 31, 2011
	Past due up to 1 month	Past due 1 – 2 months	Past due 2 – 3 months	Total
	(In millions)
Domestic:
Manufacturing	¥7,982	¥362	¥171	¥8,515
Agriculture, forestry, fisheries and mining	40	2	—	42
Construction	3,232	523	138	3,893
Transportation, communications and public enterprises	943	145	61	1,149
Wholesale and retail	10,009	678	730	11,417
Finance and insurance	161	390	—	551
Real estate and goods rental and leasing	12,668	454	318	13,440
Services	7,735	978	581	9,294
Lease financing	14	302	103	419
Consumer	76,261	17,747	9,398	103,406
Others	297	271	52	620

Total domestic	119,342	21,852	11,552	152,746

Foreign:
Public sector	—	—	34	34
Financial institutions	417	11	—	428
Commerce and industry	3,757	100	338	4,195
Others	51	16	—	67

Total foreign	4,225	127	372	4,724

Total	¥123,567	¥21,979	¥11,924	¥157,470

	At March 31, 2010
	Past due up to 1 month	Past due 1 – 2 months	Past due 2 – 3 months	Total
	(In millions)
Domestic:
Manufacturing	¥10,073	¥579	¥414	¥11,066
Agriculture, forestry, fisheries and mining	96	—	—	96
Construction	3,169	939	328	4,436
Transportation, communications and public enterprises	2,286	255	2,361	4,902
Wholesale and retail	10,776	2,573	3,992	17,341
Finance and insurance	436	—	—	436
Real estate and goods rental and leasing	5,137	1,362	2,250	8,749
Services	10,647	918	945	12,510
Lease financing	207	—	216	423
Consumer	37,642	20,778	8,888	67,308
Others	2,015	31	58	2,104

Total domestic	82,484	27,435	19,452	129,371

Foreign:
Public sector	—	—	34	34
Financial institutions	1	25	—	26
Commerce and industry	2,431	467	—	2,898
Others	396	—	—	396

Total foreign	2,828	492	34	3,354

Total	¥85,312	¥27,927	¥19,486	¥132,725

(c)	Impaired loans and advances

The following table shows the impaired loans and advances, by geography and by industry, at March 31, 2011 and 2010.

	At March 31,
	2011	2010
	(In millions)
Domestic:
Manufacturing	¥239,669	¥203,695
Agriculture, forestry, fisheries and mining	6,835	7,253
Construction	137,923	131,709
Transportation, communications and public enterprises	121,124	92,719
Wholesale and retail	287,001	247,505
Finance and insurance	11,516	18,709
Real estate and goods rental and leasing	667,903	693,515
Services	329,506	310,181
Lease financing	31,083	66,514
Consumer	482,230	346,308
Others	93,708	92,804

Total domestic	2,408,498	2,210,912

Foreign:
Public sector	14	4,641
Financial institutions	59,227	35,472
Commerce and industry	172,686	176,130
Lease financing	5,037	33
Others	3,961	15,963

Total foreign	240,925	232,239

Total impaired loans and advances before allowance for loan losses	2,649,423	2,443,151

Less: Allowance for loan losses	(1,395,659)	(1,282,610)

Net impaired loans and advances	¥1,253,764	¥1,160,541

The following table shows the fair value of collateral held as security and other credit enhancements on the loans and advances that are individually determined to be impaired at March 31, 2011 and 2010.

	At March 31,
	2011	2010
	(In millions)
Individually significant impaired loans and advances	¥1,106,856	¥1,146,486
Fair value of collateral held as security and other credit enhancements for the above	420,539	489,475

Renegotiated loans and advances

The following table shows renegotiated loans and advances at March 31, 2011 and 2010 that would otherwise be past due or impaired. For reference, please note that the amounts of these loans and advances are included in the table of “(a) Loans and advances neither past due nor impaired” or “(b) Loans and advances past due but not impaired” above since they are not impaired.

	At March 31,
	2011	2010
	(In millions)
Renegotiated loans and advances	¥1,307,189	¥1,147,762

Trading assets and investment securities

The following table shows an analysis of trading assets, financial assets at fair value through profit or loss, held-to-maturity investments and available-for-sale financial assets based on the external rating system at March 31, 2011 and 2010, excluding equity instruments. Collateral is generally not obtained directly from the issuers.

	At March 31, 2011
	Trading assets	Financial assets at fair value through profit or loss	Held-to-maturity investments	Available-for-sale financial assets	Total
	(In millions)
AAA	¥2,313,388	¥1,857,367	¥3,980,582	¥25,848,467	¥33,999,804
AA- to AA+	399,758	—	181,224	753,428	1,334,410
A- to A+	339,952	84,155	19,034	192,296	635,437
Lower than A-	47,943	—	1,000	200,995	249,938
Unrated	4,856	54,288	—	268,331	327,475

Total	¥3,105,897	¥1,995,810	¥4,181,840	¥27,263,517	¥36,547,064

Impaired available-for-sale financial assets with a carrying amount of ¥117,231 million at March 31, 2011 are included in the table above. This amount includes ¥116,875 million of a part of the Financial Stabilization Funds. See Note 9 “Investment Securities” for additional information concerning the Financial Stabilization Funds.

	At March 31, 2010
	Trading assets	Financial assets at fair value through profit or loss	Held-to-maturity investments	Available-for-sale financial assets	Total
	(In millions)
AAA	¥2,492,140	¥1,832,044	¥3,091,799	¥15,274,931	¥22,690,914
AA- to AA+	258,810	—	162,336	475,632	896,778
A- to A+	301,401	86,053	15,213	279,224	681,891
Lower than A-	54,937	—	999	79,787	135,723
Unrated	10,437	60,052	1,665	303,136	375,290

Total	¥3,117,725	¥1,978,149	¥3,272,012	¥16,412,710	¥24,780,596

Impaired available-for-sale financial assets with a carrying amount of ¥145 million at March 31, 2010 are included in the table above.

Credit risk from derivative financial instruments

The SMFG Group maintains control limits on net open derivative positions (i.e., the difference between purchase and sale contracts), by both amount and term. At any one time, the amount subject to credit risk is limited to the fair value of derivative financial instruments that are favorable to the SMFG Group (i.e., assets where their fair value is positive).

The SMFG Group’s credit risk from derivatives is mitigated where possible through netting agreements whereby derivative assets and liabilities with the same counterparty can be offset. Netting agreements, such as the International Swaps and Derivatives Association’s (the “ISDA”) master agreement, allow the netting of obligations arising under all of the derivative transactions that the agreement covers upon the counterparty’s default, regardless of maturity and currency, resulting in a single net claim against the counterparty. The SMFG Group’s credit risk is also mitigated by collateral arrangements through the credit support annex, resulting in collateral delivered or received regularly based on the replacement costs of derivatives.

Market Risk and Liquidity Risk

Market risk is the possibility that fluctuations in interest rates, foreign exchange rates, stock prices or other market prices will change the market value of financial products, leading to a loss. The purpose of market risk management is to keep the market risk exposure to a permissible level relative to capital.

Liquidity risk is the risk that there may be difficulties in raising funds needed for settlements as a result of the mismatching of uses of funds, and sources of funds or unexpected outflows of funds, which may make it necessary to raise funds at higher rates than normal. The purpose of liquidity risk management is to ensure that the SMFG Group is in a position to address its liquidity obligations through monitoring the liquidity gap between assets and liabilities, and maintaining highly liquid supplementary funding resources.

On the basis of the Group-wide basic policies for risk management, the SMFG Group has a quantitative management process to control market and liquidity risks on a Group-wide basis by setting allowable risk limits by company. The SMFG Group annually reviews and identifies which companies primarily carry the market and liquidity risks within the Group. The SMFG Group sets permissible levels and upper limits of risk for each identified company in consideration of those companies’ business plans. The SMFG Group ensures that each identified company establishes a risk management system that is appropriate to the risks it faces, and has built-in transparent risk management processes, clearly separating front-office, middle-office and back-office operations, and establishing a control system of mutual checks and balances.

Framework for market and liquidity risk management

The Board of Directors authorizes important matters relating to the management of market and liquidity risks, such as the basic policies and risk limits, which are decided by the Management Committee.

Additionally, at SMBC, the Corporate Risk Management Department manages market and liquidity risks in an integrated manner. The Corporate Risk Management Department is the planning department of the Risk Management Unit, which is independent of the business units that directly handle market transactions, and not only monitors the current risk situations, but also reports regularly to the Management Committee and the Board of Directors. Furthermore, SMBC’s Asset Liability Management (“ALM”) Committee meets on a monthly basis to examine reports on the state of observance of SMBC’s limits on market and liquidity risks, and to review and discuss SMBC’s ALM operations.

To prevent unforeseen processing errors as well as fraudulent transactions, it is important to establish a system of checks on the business units (front office). At SMBC, both the processing departments (back office) and the administrative departments (middle office) conduct the checks. In addition, the Internal Audit Unit of SMBC periodically performs internal audits to verify that the risk management framework is functioning properly.

The following chart shows the market and liquidity risk management system of SMBC.

Market and liquidity risk management methods

Market risk management process

The SMFG Group manages market risk from trading activities and non-trading activities, including strategic equity investment and other transactions within the risk capital limit which is determined taking into account SMFG’s shareholders’ equity and other principal indicators of the financial position. The SMFG Group also establishes an upper limit on VaR and losses within the risk capital limits.

The SMFG Group’s market risk can be divided into various factors: foreign exchange rates, interest rates, equity prices and option risks. The SMFG Group manages each of these risks by employing the VaR method as well as supplemental indicators suitable for managing each risk, such as the basis point value (“BPV”).

VaR is the largest predicted loss that is possible given a fixed confidence interval. For example, our VaR indicates the largest loss that is possible for a holding period of one day and a confidence interval of 99.0%. BPV is the amount of change in assessed value as a result of a one-basis-point (0.01%) movement in interest rates.

(a)	Value at risk

The principal Group companies’ internal VaR model makes use of historical data to prepare scenarios for market fluctuations and, by conducting simulations of gains and losses, the model estimates the maximum losses that may occur. The VaR calculation method the SMFG Group employs for both trading and non-trading activities is based mainly on the following:

•	the historical simulation method;

•	a one-sided confidence interval of 99.0%;

•	a one-day holding period; and

•	an observation period of 4 years.

The relationship between the VaR calculated with the model and the actual profit and loss data is back-tested daily. There were no significant excess losses in the back-testing results including the trading accounts. The back-testing results are reviewed by management, which also monitors the ongoing suitability of the VaR model.

VaR summary

The following tables show the SMFG Group’s VaR for a one-day holding period with a one-sided confidence interval of 99.0% computed daily using the historical simulation method (based on four years of historical observations). These figures are prepared based on the internal reporting provided to management.

The VaR model for the trading book includes principal consolidated subsidiaries. The SMFG Group’s material market risk exposure categories consist of interest rate risk, foreign exchange risk, equities and commodities risk, and others. In the following table, the “trading” column shows VaR for instruments entered into for trading purposes, and the “banking” and the “strategic equity investment” columns in aggregate show VaR for instruments entered into for purposes other than trading purposes. “Strategic equity investment” is a portfolio that consists principally of publicly traded Japanese equities. This portfolio, like that of other financial institutions in Japan, has historically included shares of the SMFG Group’s customers.

VaR for Trading Activity

The aggregate VaR for the SMFG Group’s total trading activities at March 31, 2011 was ¥6.8 billion. VaR was higher at March 31, 2011 compared with March 31, 2010 due to including Nikko Cordial Securities and other subsidiaries from the fiscal year of 2010.

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)(2)
	(In billions)
For the fiscal year ended March 31, 2011:
SMBC Consolidated
Maximum	¥6.8	¥1.8	¥2.2	¥0.5	¥8.7
Minimum	3.7	0.4	0.5	0.2	5.4
Daily average	5.2	0.8	1.4	0.2	7.2
At March 31, 2011	4.5	0.7	1.4	0.2	6.5
At March 31, 2010	0.8	0.8	0.2	0.2	1.5

SMFG Consolidated
Maximum	7.1	2.4	2.5	0.5	9.3
Minimum	3.9	0.5	0.7	0.2	5.8
Daily average	5.6	1.0	1.6	0.2	7.9
At March 31, 2011	4.7	0.8	1.5	0.2	6.8
At March 31, 2010	0.8	0.8	0.2	0.2	1.5

(1)	Total for “Maximum,” “Minimum,” and “Daily average” represent the maximum, minimum and daily average of the total of the trading book. For certain subsidiaries, the SMFG Group employs the standardized method and/or the historical simulation method for the VaR calculation method.
(2)	Total for “Maximum,” “Minimum,” and “Daily average” for the fiscal year ended March 31, 2010 were ¥2.8 billion, ¥1.2 billion and ¥1.6 billion for SMBC Consolidated, and ¥2.8 billion, ¥1.2 billion and ¥1.6 billion for SMFG Consolidated, respectively.

VaR for Non-Trading Activity

The aggregate VaR for the SMFG Group’s total banking activities at March 31, 2011 was ¥48.6 billion. Most of this was composed of interest rate risk exposure based on the operations for the purpose of Asset and

Liability Management of SMBC. VaR was higher at March 31, 2011 compared with March 31, 2010 in the category of interest rate risk primarily reflecting an increase in market volatility as well as increased positions.

Banking

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)(2)
	(In billions)
For the fiscal year ended March 31, 2011:
SMBC Consolidated
Maximum	¥46.3	¥0.1	¥12.1	¥0.0	¥49.6
Minimum	25.0	0.0	6.1	0.0	28.8
Daily average	35.9	0.0	8.2	0.0	39.4
At March 31, 2011	44.2	0.0	8.6	0.0	47.4
At March 31, 2010	28.4	0.0	7.4	1.2	32.8

SMFG Consolidated
Maximum	47.6	0.1	12.1	0.0	50.9
Minimum	25.9	0.0	6.1	0.0	29.7
Daily average	37.0	0.0	8.2	0.0	40.5
At March 31, 2011	45.5	0.0	8.6	0.0	48.6
At March 31, 2010	29.3	0.0	7.4	1.2	33.8

(1)	Total for “Maximum,” “Minimum,” and “Daily average” represent the maximum, minimum and daily average of the total of the banking book.
(2)	Total for “Maximum,” “Minimum,” and “Daily average” for the fiscal year ended March 31, 2010 were ¥42.4 billion, ¥30.9 billion and ¥36.2 billion for SMBC Consolidated, and ¥44.0 billion, ¥31.8 billion and ¥37.7 billion for SMFG Consolidated, respectively.

The aggregate VaR for the strategic equity investment at March 31, 2011 was ¥114.1 billion, a decrease from March 31, 2010 due primarily to a decline in the market price of the Strategic Equity Investment portfolio.

Strategic Equity Investment

Equities risk
(In billions)
For the fiscal year ended March 31, 2011:
SMBC Consolidated
Maximum	¥127.4
Minimum	98.4
Daily average	111.4
At March 31, 2011	111.8

SMFG Consolidated
Maximum	129.7
Minimum	100.3
Daily average	113.8
At March 31, 2011	114.1

Equities risk
(In billions)
For the fiscal year ended March 31, 2010:
SMBC Consolidated
Maximum	175.2
Minimum	100.4
Daily average	130.0
At March 31, 2010	121.0

SMFG Consolidated
Maximum	178.6
Minimum	102.3
Daily average	132.6
At March 31, 2010	123.4

(b)	Stress tests

The market occasionally undergoes extreme fluctuations that exceed projections. Therefore, to manage market risk, it is important to run simulations of situations that may occur only once in many years, or so-called stress tests. To prepare for unexpected market swings, SMBC performs stress tests on a monthly basis based on various scenarios including historical simulations which reflect past market fluctuations.

The limitations of the VaR methodology include the following:

•

The use of historical data as a proxy for estimating future events may underestimate the probability of extreme market movements. Past market movement is not necessarily a good indicator of future events.

•

The use of a holding period assumes that all positions can be liquidated or hedged in that period of time. This assumption does not fully capture the market risk arising during periods of illiquidity, when liquidation or hedging in that period of time may not be possible.

•	The use of a confidence level neither takes account of, nor makes any statement about, any losses that might occur beyond this level of confidence.

•	VaR does not capture all of the complex effects of the risk factors on the value of positions and portfolios and could underestimate potential losses.

(c)	Additional information for the certain risks

(i)	Interest rate risk

To supplement the above limitations of VaR methodologies, the SMFG Group adopts various indices to measure and monitor the sensitivity of interest rates, including delta, gamma and vega risk. The SMFG Group considers BPV as one of the most significant indices to manage interest rate risk. BPV is the amount of change in the value to the banking and trading book as a result of a one basis point (0.01%) movement in interest rates. The principal SMFG Group companies use BPV to monitor interest rate risk, not only on a net basis, but also by term to prevent the concentration of interest rate risk in a specific period. The table “Basel II (Pillar 2)—Outlier Ratio” presented below is one of the sensitivity analyses for interest rate risk concerning the banking book using the BPV approach. In addition, as previously addressed, the SMFG Group enhances the risk management methods of VaR and BPV by using them in combination with back-testing and stress tests.

Interest rate risk substantially changes depending on the method used for recognizing the expected maturity dates of demand deposits that can be withdrawn at any time, or the method used for estimating the timing of cancellation prior to maturity of time deposits and consumer housing loans. At SMBC, the maturity of demand deposits that are expected to be left with the bank for a prolonged period is regarded to be, at the longest, five years (2.5 years on average), and the cancellation prior to maturity of time deposits and consumer housing loans is estimated based on historical data.

Basel II (Pillar 2)—Outlier Ratio

A decline in economic value of SMBC on a consolidated basis as a result of a certain interest rate shock is measured as shown in the table below based on the Outlier Framework of Basel II. At March 31, 2011, the outlier ratio was less than 7.8% at SMBC (Consolidated), substantially below the 20% criterion. (In the event the economic value of a bank declines by more than 20% of the sum of Tier I and Tier II capital, or the outlier ratio, as a result of interest rate shocks, that bank would fall into the category of “outlier bank,” as stipulated under the Second Pillar of Basel II.)

Decline in economic value based on outlier framework:

	At March 31,
	2011	2010
	(In billions, except for percentages)
Total	¥696.5	¥532.7
Impact of Japanese yen interest rates	530.5	396.7
Impact of U.S. dollar interest rates	141.9	90.3
Impact of Euro interest rates	16.0	33.2
Percentage of Tier I + Tier II	7.8%	6.1%

Note: “Decline in economic value” is the decline of the present value of the banking portfolio after interest rate shocks (1st and 99th percentile of observed interest rate changes using a 1-year holding period and five years of observables).

(ii)	Foreign exchange risk

The principal Group companies set risk limits for each currency to manage the concentration of the foreign currency position. The foreign exchange risk is immaterial as shown above in “VaR by risk category.”

(iii)	Strategic equity investments risk

The SMFG Group establishes limits on allowable risk for strategic equity investments and monitors the observance of those limits to keep stock price fluctuation risk within acceptable parameters. The SMFG Group has been reducing its strategic equity investments and the balance is within a permitted level which is less than 100% of the SMFG Group’s Tier I Capital.

Liquidity risk management process

To manage liquidity risk, the SMFG Group identifies group companies which have significant liquidity risk. Each identified group company establishes a fundamental risk management framework, which includes, but is not limited to, establishing risk limits, such as funding gap limits and contingency plans for liquidity management.

At SMBC, liquidity risk is regarded as one of the major risks. SMBC’s liquidity risk management is based on a framework consisting of setting funding gap limits, maintaining highly liquid supplementary funding sources and establishing contingency plans.

In order not to be overly dependent on short-term market-based funding to cover cash outflows, SMBC sets funding gap limits. The funding gap limits are set SMBC-wide and for each location, taking into account the cash flow plans, external environment, funding status, characteristics of local currency and other factors. Additionally, a risk limit is set by currency as needed to achieve more rigorous management.

To minimize the impact of a crisis on its funding, SMBC manages highly liquid supplementary funding sources, whereby it maintains high-quality liquid assets and has emergency borrowing facilities. High-quality liquid assets include Japanese government bonds, and U.S. Treasury and other U.S. government agencies bonds, which are reported within “Investment Securities.” For more information, see Note 9 “Investment Securities”.

For emergency situations, there are contingency plans in place for addressing the funding liquidity risk that include an action plan with measures for reducing the funding gap limits.

Maturity analysis of financial liabilities at March 31, 2011 and 2010

The following table shows a maturity analysis of the contractual undiscounted cash flows for financial liabilities at March 31, 2011 and 2010. The amount of interest on debt instruments is not included in the maturity table below due to its insignificance.

	At March 31, 2011
	On demand	Not later than three months	Later than three months and not later than one year	Later than one year and not later than three years	Later than three years and not later than five years	Later than five years	Total
	(In millions)
Non-derivative financial instruments:
Deposits	¥50,117,768	¥21,263,712	¥13,740,997	¥4,055,561	¥722,662	¥577,390	¥90,478,090
Call money and bills sold	8,190	2,621,091	126	—	—	—	2,629,407
Repurchase agreements and cash collateral on securities lent	1,159	6,438,439	—	—	—	—	6,439,598
Trading liabilities	1,623,918	—	—	—	—	—	1,623,918
Borrowings	53,001	3,673,282	5,444,773	1,081,747	712,355	1,517,316	12,482,474
Debt securities in issue	—	2,036,252	271,899	780,611	879,728	1,926,619	5,895,109
Lease payable	—	6,366	16,872	27,354	11,240	6,215	68,047
Other financial liabilities	754,156	3,199,918	24,965	22,688	11,993	49,300	4,063,020
Off balance sheet items:
Loan commitments	42,743,780	—	—	—	—	—	42,743,780
Financial guarantee contracts	4,810,931	—	—	—	—	—	4,810,931

Total non-derivative financial instruments	¥100,112,903	¥39,239,060	¥19,499,632	¥5,967,961	¥2,337,978	¥4,076,840	¥171,234,374

Derivative financial instruments	¥4,725,261	¥—	¥—	¥—	¥—	¥—	¥4,725,261

	At March 31, 2010
	On demand	Not later than three months	Later than three months and not later than one year	Later than one year and not later than three years	Later than three years and not later than five years	Later than five years	Total
	(In millions)
Non-derivative financial instruments:
Deposits	¥47,416,348	¥19,265,567	¥14,274,881	¥3,443,641	¥684,950	¥618,474	¥85,703,861
Call money and bills sold	—	1,965,254	154,304	—	—	—	2,119,558
Repurchase agreements and cash collateral on securities lent	—	5,339,230	98,219	—	—	—	5,437,449
Trading liabilities	1,592,625	—	—	—	—	—	1,592,625
Borrowings	36,917	939,777	3,424,215	819,750	564,468	1,475,235	7,260,362
Debt securities in issue	—	1,884,881	381,056	644,471	536,564	1,880,185	5,327,157
Lease payable	—	5,566	14,522	25,709	10,173	7,213	63,183
Other financial liabilities	580,864	2,007,746	6,134	30,777	12,421	51,052	2,688,994
Off balance sheet items:
Loan commitments	38,824,755	—	—	—	—	—	38,824,755
Financial guarantee contracts	3,625,323	—	—	—	—	—	3,625,323

Total non-derivative financial instruments	¥92,076,832	¥31,408,021	¥18,353,331	¥4,964,348	¥1,808,576	¥4,032,159	¥152,643,267

Derivative financial instruments	¥4,756,695	¥—	¥—	¥—	¥—	¥—	¥4,756,695

Note:
1.	Embedded derivatives which are separately accounted for, but presented together with the host contract in the consolidated statement of financial position are not included in the contractual table above as they relate to the interest cash flow of the host contract, which are not included in the table above.
2.	Derivative financial instruments are recorded at fair value and included in the column “On demand.” These instruments are not used for hedging under IAS 39 and the fair value represents the cash flow on demand.

Balance of loans and advances, and deposits at March 31, 2011 and 2010

The following table presents the balance of loans and advances, and deposits at March 31, 2011 and 2010. The balance of deposits, which was mainly composed of individual customer deposits at March 31, 2011 and 2010, exceeded the balance of loans and advances at the same time due to the stable deposit base in Japan.

	At March 31,
	2011	2010
	(In millions)
Loans and advances	¥71,020,329	¥71,634,128
Deposits	90,469,098	85,697,973

The following table presents a breakdown of deposits by domestic and foreign offices. Domestic inter-bank money was classified as “Call money and bills sold” and not included in “Deposits” in the consolidated statement of financial position. Over half of domestic deposits was composed of individual customer deposits.

	At March 31,
	2011	2010
	(In millions)
Domestic offices:
Non-interest-bearing demand deposits	¥12,550,557	¥11,332,068
Interest-bearing demand deposits	32,756,899	30,576,605
Deposits at notice	1,131,082	1,067,897
Time deposits	25,348,713	25,119,463
Negotiable certificates of deposit	5,997,958	5,166,705
Others	3,950,740	3,620,202

Total domestic offices	81,735,949	76,882,940

Foreign offices:
Non-interest-bearing demand deposits	337,090	276,876
Interest-bearing demand deposits	680,292	649,991
Deposits at notice	3,800,310	4,295,637
Time deposits	1,533,773	1,762,779
Negotiable certificates of deposit	2,368,365	1,828,915
Others	13,319	835

Total foreign offices	8,733,149	8,815,033

Total deposits	¥90,469,098	¥85,697,973

Capital Management

The SMFG Group manages its capital by taking into consideration regulatory compliance and business development.

The SMFG Group’s capital management objectives are to maintain sufficient capital resources to meet the capital adequacy requirements and to maintain a strong capital base to support the development of its business.

External Regulatory Capital Requirement

With regard to capital management, the SMFG Group, SMFG and its principal banking subsidiaries in Japan rigidly abide by the capital adequacy guidelines set by the Financial Services Agency of Japan (“FSA”). Japan’s capital adequacy guidelines are based on the Basel Capital Accord, which was proposed by the Basel Committee for uniform application to all banks which have international operations in industrialized countries. Japan’s capital adequacy guidelines are different from those of central banks or supervisions of other countries because the FSA designed them to suit the Japanese banking environment. The capital adequacy guidelines mandate that Japanese banks and bank holding companies and banks that have international operations maintain a minimum capital ratio of 8%. The SMFG Group’s banking subsidiaries outside of Japan are also subject to the local capital ratio requirements.

The SMFG Group’s capital is classified into three tiers, referred to as core capital (Tier I), supplementary capital (Tier II) and junior supplementary capital (Tier III) as follows:

Tier I: Core capital generally consists of stockholders’ equity including retained earnings less any recorded goodwill.

Tier II: Supplementary capital generally consists of (1) the general reserve for possible loan losses (subject to a limit of 1.25% of total risk-weighted assets and off-balance sheet exposures), (2) 45% of (a) the unrealized gains on investments in “investment securities” (i.e., investment securities that are not those held for trading purposes, held-to-maturity bonds or shares in subsidiaries, or certain associates), (b) the unrealized appreciation on land, (3) the balance of subordinated perpetual debt and (4) the balance of subordinated term debt with an original maturity of over five years and limited life preferred equity (up to a maximum of 50% of core capital).

Tier III: Junior supplementary capital consists of the balance of subordinated term debt with an original maturity of at least two years. Junior supplementary capital may be counted, subject to certain conditions, according to the amount of market risk or the amount of core capital.

Supplementary capital may be counted up to the amount equivalent to core capital (less junior supplementary capital in case market risk is counted in the capital ratio calculation).

The capital adequacy guidelines permit Japanese banks to choose from the standardized approach, the foundation Internal Ratings-Based (“IRB”) approach and the advanced IRB approach as to credit-risk, and the basic indicator approach, the standardized approach (“TSA”) and the Advanced Measurement Approach (“AMA”) as to operational risk. To be eligible to adopt the foundation IRB approach or the advanced IRB approach as to credit risk, and TSA or AMA as to operational risk, a Japanese bank must have established advanced risk management systems and must receive advance approval from the FSA.

Adopting these approved approaches, the SMFG Group sets a target minimum standard risk-weighted capital ratio of 8.0% (at least half of which must consist of core capital (Tier I), or a risk-weighted core capital ratio of 4.0%) on the SMFG Group’s consolidated basis, and both SMBC consolidated and nonconsolidated basis, and has complied with all externally imposed capital requirements throughout the period.

Failure of a Japanese bank, bank holding company or other financial institution to maintain the required risk-weighted capital ratios, may result in administrative actions or sanctions imposed by the FSA.

Regulatory Capital

The table below presents the SMFG Group’s total qualifying capital, risk-weighted assets and risk-weighted capital ratios at March 31, 2011 and 2010. Credit risk exposures from balance sheet and off-balance sheet assets under Japanese GAAP are measured based on credit risk quantification parameters, such as PD and LGD. Risk-based capital in the consolidated financial statements prepared under Japanese GAAP is classified into core capital (Tier I capital), supplementary capital (Tier II capital) and junior supplementary capital (Tier III capital).

	At March 31,
	2011	2010
	(In millions, except percentages)
Tier I capital:
Capital stock	¥2,337,895	¥2,337,895
Capital surplus	978,851	978,897
Retained earnings	1,776,433	1,451,945
Treasury stock	(171,760)	(124,061)
Minority interests	2,029,481	2,042,251
Cash dividends to be paid	(73,612)	(80,665)
Unrealized losses on other securities	—	—
Foreign currency translation adjustments	(122,889)	(101,650)
Stock acquisition rights	262	81
Goodwill and others	(394,343)	(398,709)
Gains on securitization transactions	(36,324)	(37,453)
Amount equivalent to 50% of expected losses in excess of qualifying reserves	—	(36,249)
Deductions of deferred tax assets(1)	—	—

Total Tier I capital	6,323,995	6,032,280
Tier II capital:
Unrealized gains on other securities after 55% discount	169,267	254,032
Land revaluation excess after 55% discount	35,739	37,033
General reserve for possible loan losses	100,023	69,371
Excess amount of provisions	21,742	—
Subordinated debt	2,210,184	2,203,415

Total Tier II capital	2,536,958	2,563,853
Deductions	(428,082)	(467,906)

Total qualifying capital	¥8,432,871	¥8,128,228

Risk-weighted assets:
On-balance sheet items	38,985,243	42,684,693
Off-balance sheet items	7,433,319	7,833,411
Market risk items	584,020	448,397
Operational risk	3,691,113	3,117,968

Total risk-weighted assets	¥50,693,696	¥54,084,471

Tier I risk-weighted capital ratio	12.47%	11.15%
Total risk-weighted capital ratio	16.63%	15.02%

(1)	The amount of net deferred tax assets was ¥624,219 million as of March 31, 2011 and ¥702,065 million as of March 31, 2010. Also, the upper limit of the inclusion of deferred tax assets into Tier I capital was ¥1,264,799 million as of March 31, 2011 and ¥1,206,456 million as of March 31, 2010.
(2)	Amounts less than ¥1 million have been omitted in the table of Regulatory Capital. As a result, the totals in Japanese yen shown in the above table do not necessarily agree with the sum of the individual amounts.

The SMFG Group’s consolidated capital ratio at March 31, 2011 was 16.63%, 1.61 percentage points higher than at March 31, 2010. Total capital, which is the numerator in the capital ratio calculation equation, amounted to ¥8,433 billion at March 31, 2011, which was ¥305 billion higher than at March 31, 2010. This was due primarily to the result of recording of net income for the fiscal year.

Risk-weighted assets, the denominator in the equation, amounted to ¥50,694 billion, which was ¥3,391 billion lower than at March 31, 2010, due mainly to the decrease of on-balance sheet items in credit risk assets.

46	RELATED-PARTY TRANSACTIONS

Transactions with Related Parties

The SMFG Group considers that its related parties include subsidiaries, associates, joint ventures, key management personnel and close family members of key management personnel. Any transactions between the SMFG Group and its subsidiaries meet the definition of related-party transactions. However, because these transactions are eliminated on consolidation, they are not disclosed as related-party transactions. Transactions between the SMFG Group and its associates and joint ventures qualify as related-party transactions, and all of these transactions are conducted on substantially the same terms as third-party transactions.

The transaction amounts included in the accounts, in aggregate, by category of related party were as follows:

Transactions with associates and joint ventures

	At March 31,
	2011	2010
	(In millions)
Assets:
Loans and advances	¥534,057	¥763,254
Others	1,377	2,603

Liabilities:
Deposits	¥251,302	¥245,407
Others	24,994	2,738

	For the fiscal year ended March 31,
	2011	2010	2009
	(In millions)
Income statement:
Income (interest income, and fee and commission income)	¥33,715	¥59,810	¥63,754
Expense (interest expense and other expenses)	37,125	45,778	51,020

Financial guarantees issued by the SMFG Group for its associates at March 31, 2011 and 2010 were nil and ¥8,920 million, respectively.

Financial guarantees received from associates or joint ventures at March 31, 2011 and 2010 were ¥18,834 million and ¥51,517 million, respectively. These financial guarantees mainly relate to guarantees received from associates for consumer loans made by the SMFG Group in accordance with the alliance agreements with such associates.

Transactions with key management personnel and their close family members

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the SMFG Group, directly or indirectly. The SMFG Group considers the members of the Board of Directors of SMFG and SMBC to constitute key management personnel for the purpose of this disclosure required under IAS 24.

	At March 31,
	2011	2010
	(In millions)
Assets:
Loans and advances	¥2	¥1

Liabilities:
Deposits	¥994	¥549
Others	62	71

Compensation of Key Management Personnel

The following table presents the compensation expenses of key management personnel.

	For the fiscal year ended March 31,
	2011	2010	2009
	(In millions)
Short-term employee benefits	¥1,039	¥607	¥568
Retirement benefits	94	312	236
Share-based compensation	135	22	64

SMFG and SMBC introduced a stock option compensation plan for their directors, corporate auditors and executive officers in connection with the abolition of their retirement benefit plan based on the shareholder approval at the shareholders’ meeting held on June 29, 2010. The details of the stock option compensation plan are described in Note 40 “Share Based Payment.”

There were no other long-term benefits and termination benefits for the fiscal years ended March 31, 2011, 2010 and 2009.

47	PRINCIPAL SUBSIDIARIES

Principal Subsidiaries

The SMFG Group’s principal subsidiaries at March 31, 2011 are shown in the list below. The SMFG Group consolidates all entities over which the SMFG Group controls, or has the power to govern the financial and operating policies so as to obtain benefits from their activities.

Principal domestic subsidiaries

Company Name	Issued Capital	Percentage of SMFG’s Voting Rights		Main Business
	(In millions)	(%)
Sumitomo Mitsui Banking Corporation	¥1,770,996	100.0		Commercial banking
THE MINATO BANK, LTD.	27,484	46.4	(2)	Commercial banking
Kansai Urban Banking Corporation	47,039	60.2		Commercial banking
The Japan Net Bank, Limited	37,250	59.7	(3)	Internet banking
SMBC Guarantee Co., Ltd.	187,720	100.0		Credit guarantee
SMBC Friend Securities Co., Ltd.	27,270	100.0		Securities
Nikko Cordial Securities Inc.(1)	10,000	100.0		Securities
Sumitomo Mitsui Finance and Leasing Company, Limited	15,000	60.0		Leasing
Sumitomo Mitsui Card Company, Limited	34,000	65.9		Credit card services
Cedyna Financial Corporation	82,843	69.1	(4)	Credit card services
SAKURA CARD CO., Ltd.	7,438	95.7		Credit card services
ORIX Credit Corporation	22,170	50.9		Consumer finance
SMBC Venture Capital Co., Ltd.	500	40.0		Venture Capital
SMBC Consulting Co., Ltd.	1,100	100.0		Management consulting and information services
SMBC Finance Service Co., Ltd.	71,705	100.0		Loans, factoring and collecting agent
Financial Link Company, Limited	160	100.0		Data processing service and consulting
The Japan Research Institute, Limited	10,000	100.0		System development, data processing, management consulting and economic research
SAKURA KCS Corporation	2,054	50.2		System engineering and data processing
Japan Pension Navigator Co., Ltd.	1,600	69.7		Operational management of defined contribution pension plans
SMM Auto Finance, Inc.	7,700	56.0		Automobile sales finance

Principal foreign subsidiaries

Company Name	Country	Issued Capital	Percentage of SMFG’s Voting Rights	Main Business
			(%)
Sumitomo Mitsui Banking Corporation Europe Limited	U.K.	US$1,600 million	100.0	Commercial banking
Sumitomo Mitsui Banking Corporation (China) Limited	China	CNY7,000 million	100.0	Commercial banking
Manufacturers Bank	U.S.A.	US$80.786 million	100.0	Commercial banking
Sumitomo Mitsui Banking Corporation of Canada	Canada	C$244 million	100.0	Commercial banking
Banco Sumitomo Mitsui Brasileiro S.A.	Brazil	R$667.806 million	100.0	Commercial banking
ZAO Sumitomo Mitsui Rus Bank	Russia	RUB1,600 million	100.0	Commercial banking
PT Bank Sumitomo Mitsui Indonesia	Indonesia	Rp2,873.9 billion	98.4	Commercial banking
Sumitomo Mitsui Banking Corporation Malaysia Berhad	Malaysia	MYR350 million	100.0	Commercial banking
SMBC Nikko Securities America, Inc.	U.S.A.	US$111.1	100.0	Securities
SMBC Nikko Capital Markets Limited	U.K.	US$654 million	100.0	Securities
SMBC Leasing and Finance, Inc.	U.S.A.	US$1,620	100.0	Leasing
SMBC Capital Markets, Inc.	U.S.A.	US$100	100.0	Derivatives and investments

(1)	Nikko Cordial Securities Inc. changed its trade name to SMBC Nikko Securities Inc. on April 1, 2011.
(2)	Although the SMFG Group has a 6.0% direct holding in THE MINATO BANK, LTD., it is able to control a further 40.4% of the voting rights held by SMBC’s retirement benefit trust under contractual agreements between SMBC and the retirement benefit trust.
(3)	The SMFG Group’s equity interest in The Japan Net Bank, Limited is 40.0%, which is different from its percentage of voting rights, because The Japan Net Bank, Limited issued non-voting shares.
(4)	On May 1, 2011, the SMFG Group obtained additional interest in Cedyna by share exchange and Cedyna became a wholly-owned subsidiary of the SMFG Group.

THE MINATO BANK, LTD. and SMBC Venture Capital Co., Ltd. are accounted for as subsidiaries, although the SMFG Group holds less than 50% of the voting rights, because the SMFG Group is able to govern the financial and operating policies of these companies by virtue of a law, an agreement or delegated members of the board of directors.

There are some entities which were accounted for as available-for-sale financial assets in the consolidated financial statements of the SMFG Group despite the fact that the SMFG Group holds more than 50% of their share capital. The SMFG Group has entered into agreements with other investors to give those investors the power to govern the entities’ financial and operating policies. Accordingly, the SMFG Group deems not to control these entities.

Subsidiaries may have restrictions on the ability to transfer funds to SMFG in the form of cash dividends or to repay loans or advances, which include Government or Central Bank capital adequacy requirements, and Companies Act restrictions relating to dividends.

48	ACQUISITIONS

Fiscal Year Ended March 31, 2009

There were no individually material acquisitions that were accounted for as business combinations during the fiscal year ended March 31, 2009. The aggregate amount of total assets and liabilities acquired through business combinations, which were not individually significant, were ¥207,060 million and ¥190,453 million, respectively. Goodwill of ¥1,466 million was recognized while the amount of the excess of the SMFG Group’s interest in net fair value of acquirees’ identifiable assets, liabilities and contingent liabilities over cost was ¥2,076 million. The SMFG Group acquired between 41.0% and 100.0% of interests in the acquirees through the transactions. The total consideration including costs directly attributed to the acquisitions was ¥8,836 million.

The total cash and cash equivalents paid for these business combinations was ¥8,836 million, and the SMFG Group acquired cash and cash equivalents of ¥161 million.

Fiscal Year Ended March 31, 2010

The SMFG Group finalized several acquisitions that were accounted for as business combinations during the fiscal year ended March 31, 2010. Of these transactions, the acquisitions of Nikko Cordial Securities Inc. (“Nikko Cordial Securities”) and THE BIWAKO BANK, LIMITED (“Biwako Bank”) were individually significant and are, therefore, presented separately. The other business combinations, which were not individually significant, are presented in the aggregate.

Nikko Cordial Securities Inc.

On October 1, 2009, the SMFG Group acquired 100.0% of the voting rights of Nikko Cordial Securities, which comprises the retail securities business of the former Nikko Cordial Securities, the domestic debt and equity underwriting businesses of the former Nikko Citigroup, and certain other related businesses.

The fair values of Nikko Cordial Securities’ assets and liabilities at the date of acquisition and the consideration paid were as follows:

	Carrying amounts before the acquisition	Adjustments to fair value	Fair value
	(In millions)
Assets:
Trading assets	¥644,252	¥—	¥644,252
Intangible assets	38,759	116,040	154,799
All other assets	1,390,097	1,623	1,391,720

Total assets	¥2,073,108	¥117,663	¥2,190,771

Liabilities:
Borrowing	¥333,091	¥—	¥333,091
All other liabilities	1,450,678	2,631	1,453,309

Total liabilities	¥1,783,769	¥2,631	¥1,786,400

Net assets			¥404,371
Non-controlling interests			(711)

Net assets acquired			403,660
Goodwill			164,440

Consideration			¥568,100

Consideration:
Cash			¥565,155
Costs directly attributable to the acquisition			2,945

Total			¥568,100

The goodwill is attributable to the profitability of the acquired business and the synergies expected to arise after the acquisition.

Nikko Cordial Securities’ net profit since the acquisition date was ¥9,152 million.

THE BIWAKO BANK, LIMITED

On March 1, 2010, Kansai Urban Banking Corporation (“KUBC”), which is a subsidiary of the SMFG Group, merged with Biwako Bank. Biwako Bank operated a retail banking business in the Kansai area. As a result of this merger, the SMFG Group held 56.4% of the voting rights or a 56.1% interest in KUBC, which was the merged company.

The fair values of Biwako Bank’s assets and liabilities at the date of acquisition and the consideration were as follows:

	Carrying amounts before the acquisition	Adjustments to fair value	Fair value
	(In millions)
Assets:
Loans and advances	¥805,980	¥5,022	¥811,002
Intangible assets	1,128	3,848	4,976
All other assets	296,473	(6,438)	290,035

Total assets	¥1,103,581	¥2,432	¥1,106,013

Liabilities:
Deposits	¥1,030,994	¥2,263	¥1,033,257
All other liabilities	73,500	1,858	75,358

Total liabilities	¥1,104,494	¥4,121	¥1,108,615

Net assets			¥(2,602)
Non-controlling interests			(208)

Net assets acquired			(2,810)
Goodwill			10,787

Consideration			¥7,977

Consideration:
Fair value of consideration transferred			¥5,610
Equity interest held before the acquisition			2,030
Costs directly attributable to the acquisition			337

Total			¥7,977

The fair value of consideration transferred represents the fair value of the reduction of the SMFG Group’s interest in KUBC. The SMFG Group’s interest in KUBC reduced from 63.8% to 56.1% as a result of a stock issuance from KUBC to the shareholders of Biwako Bank at the business combination. This reduction in interest was measured based on the listed stock price of KUBC at the time of the acquisition.

The goodwill is attributable to the synergies expected to arise after the acquisition and the profitability by becoming a regional bank with a broader operational base in the Kansai area.

It is impracticable to disclose the profit or loss of the acquired Biwako Bank since the acquisition date. The acquired business has been integrated into the corresponding existing KUBC’s business lines and there is no reliable basis for allocating post-acquisition results between KUBC and Biwako Bank.

Other business combinations

The aggregate amount of total assets and liabilities acquired through other business combinations, which were not individually significant, were ¥449,343 million and ¥403,001 million, respectively. Goodwill of

¥3,918 million was recognized. The SMFG Group acquired between 50.9% and 95.0% of interests in the acquirees. The total consideration including equity interest held before the acquisitions and costs directly attributed to the acquisitions was ¥28,086 million.

Pro forma financial information

It is estimated that the SMFG Group would have reported a total operating income of ¥2,880,766 million and a net profit of ¥660,437 million for the fiscal year ended March 31, 2010, if the acquisition had occurred on April 1, 2009.

Cash consideration paid

The total amount of cash consideration paid and cash acquired by obtaining control of Nikko Cordial Securities, Biwako Bank and other immaterial subsidiaries during the fiscal year ended March 31, 2010 were as follows:

For the fiscal year ended March 31, 2010
(In millions)
Cash consideration paid	¥(595,728)
Cash and cash equivalents acquired as a result of the acquisitions	371,790

Cash consideration paid, net of cash and cash equivalents acquired by obtaining control of the subsidiaries	¥(223,938)

The amount of assets and liabilities other than cash or cash equivalents in these subsidiaries including Nikko Cordial Securities and Biwako Bank, were ¥3,374,337 million and ¥3,298,016 million respectively.

Fiscal Year Ended March 31, 2011

Cedyna Financial Corporation

On May 31, 2010, the SMFG Group subscribed for all the new stock issued by Cedyna Financial Corporation (“Cedyna”) by way of a third-party allotment and made Cedyna a consolidated subsidiary of the SMFG Group. Cedyna provides credit card business, shopping credit business and certain other businesses. By making Cedyna a consolidated subsidiary, the SMFG Group sought to further accelerate and make a stable promotion of its credit card business strategy. Before the subscription, the SMFG Group held a 48.0% interest in Cedyna and accounted for it as an associate. As a result of this transaction, the SMFG Group’s interest in Cedyna increased to 68.8% and the SMFG Group obtained control of Cedyna.

The fair values of Cedyna’s assets and liabilities at the date of acquisition and the consideration paid were as follows:

At May 31, 2010
(In millions)
Assets:
Loans and advances	¥1,351,126
All other assets	356,618

Total assets	¥1,707,744

Liabilities	¥1,590,043

Net assets	¥117,701
Non-controlling interests measured at their proportionate share of the identifiable net assets	(36,799)

Net assets acquired	80,902
Goodwill	5,000

Consideration	¥85,902

Consideration:
Cash	¥50,000
Fair value of the equity interest in Cedyna held before the acquisition	35,902

Total	¥85,902

The fair value of the financial assets acquired includes loans and receivables to customers with a fair value of ¥1,358,546 million. The gross amount due under the contracts is ¥1,445,213 million, of which ¥99,477 million is expected to be uncollectible.

The goodwill is attributable to the synergies expected to be achieved by the collaboration between Cedyna and SMBC mainly in Cedyna’s shopping credit business, and solutions business, and the collaboration between Cedyna and SMCC in their credit card businesses. None of the goodwill recognized is expected to be deductible for income tax purposes.

As a result of remeasuring the previously held interest to fair value, the SMFG Group recognized a gain of ¥14,480 million, which was included in “Other income” in the consolidated income statement.

Cedyna’s net loss since the acquisition date was ¥37,340 million.

Pro forma financial information

It is estimated that the SMFG Group would have reported a total operating income of ¥2,943,845 million and a net profit of ¥570,741 million for the fiscal year ended March 31, 2011, if the acquisition of Cedyna had occurred on April 1, 2010.

Cash and cash equivalents acquired by obtaining control of the subsidiaries

The total amount of cash consideration paid and cash acquired by obtaining control of Cedyna and other immaterial subsidiaries during the fiscal year ended March 31, 2011 were as follows:

For the fiscal year ended March 31, 2011
(In millions)
Cash consideration paid	¥(62,899)
Cash and cash equivalents acquired as a result of the acquisitions	145,672

Cash and cash equivalents acquired by obtaining control of the subsidiaries, net of cash consideration paid	¥82,773

The amount of assets and liabilities other than cash or cash equivalents in these subsidiaries including Cedyna were ¥1,685,881 million and ¥1,666,916 million respectively.

49	CURRENT AND NON-CURRENT DISTINCTION

The following tables present an analysis of financial assets and liabilities, excluding cash and deposits with banks, trading assets and liabilities, and derivative financial instruments, by amounts recovered or settled, not more than twelve months or more than twelve months, at March 31, 2011 and 2010.

	At March 31, 2011
	Amounts recovered or settled
	Not more than twelve months	More than twelve months	Total
	(In millions)
Assets:
Call loans and bills bought	¥853,669	¥8,998	¥862,667
Reverse repurchase agreements and cash collateral on securities borrowed	5,051,053	—	5,051,053
Financial assets at fair value through profit or loss	4	2,132,344	2,132,348
Investment securities:
Held-to-maturity investments	165,254	4,016,586	4,181,840
Available-for-sale financial assets	13,018,155	17,462,111	30,480,266
Loans and advances	25,092,282	45,928,047	71,020,329
Other financial assets	1,373,634	122,775	1,496,409

Liabilities:
Deposits	¥85,122,536	¥5,346,562	¥90,469,098
Call money and bills sold	2,629,407	—	2,629,407
Repurchase agreements and cash collateral on securities lent	6,439,598	—	6,439,598
Borrowings	9,193,156	3,355,202	12,548,358
Debt securities in issue	2,308,077	3,582,311	5,890,388
Other financial liabilities	3,979,039	83,981	4,063,020

	At March 31, 2010
	Amounts recovered or settled
	Not more than twelve months	More than twelve months	Total
	(In millions)
Assets:
Call loans and bills bought	¥1,127,035	¥—	¥1,127,035
Reverse repurchase agreements and cash collateral on securities borrowed	5,697,669	—	5,697,669
Financial assets at fair value through profit or loss	—	2,092,383	2,092,383
Investment securities:
Held-to-maturity investments	68,849	3,203,163	3,272,012
Available-for-sale financial assets	8,870,885	11,009,291	19,880,176
Loans and advances	25,313,363	46,320,765	71,634,128
Other financial assets	1,111,501	120,835	1,232,336

Liabilities:
Deposits	¥80,956,842	¥4,741,131	¥85,697,973
Call money and bills sold	2,119,558	—	2,119,558
Repurchase agreements and cash collateral on securities lent	5,437,449	—	5,437,449
Borrowings	4,420,114	2,901,370	7,321,484
Debt securities in issue	2,265,879	3,057,277	5,323,156
Other financial liabilities	2,594,744	94,250	2,688,994

50	CONDENSED FINANCIAL INFORMATION OF REGISTRANT (SMFG)

Condensed Statement of Financial Position

	At March 31,
	2011	2010
	(In millions)
Assets:
Deposits with SMBC	¥54,154	¥86,284
Investments in SMBC	5,385,792	5,377,728
Investments in other subsidiaries and associates	734,765	637,898
Other assets	871	694
Current tax assets	41,382	24,066

Total assets	¥6,216,964	¥6,126,670

Liabilities and equity:
Short-term borrowings from SMBC	¥997,030	¥948,030
Debt securities due to a subsidiary	392,900	392,900
Other liabilities	4,812	6,270

Total liabilities	1,394,742	1,347,200

Shareholders’ equity	4,822,222	4,779,470

Total liabilities and shareholders’ equity	¥6,216,964	¥6,126,670

Condensed Income Statement

	For the fiscal year ended March 31,
	2011	2010	2009
	(In millions)
Income:
Dividends from SMBC	¥191,174	¥113,315	¥93,941
Dividends from other subsidiaries and associates	15,692	5,504	23,110
Fees and commission income from subsidiaries	15,352	14,561	17,722
Derivative income(1)	—	23,626	49,395
Income from disposal of an associate	—	7,670	—
Other income	5,522	3,343	265

Total income	227,740	168,019	184,433

Expense:
Interest expense to SMBC	6,291	9,116	11,911
Interest expense due to a subsidiary	16,468	8,288	—
Other interest expense	—	1,429	1,648
Impairment loss of investment in associates	—	—	42,865
Operating and other expense	8,026	11,671	19,964

Total expense	30,785	30,504	76,388

Profit before tax	196,955	137,515	108,045
Income tax expense (benefit)	3	10,703	(847)

Net profit for the fiscal year	¥196,952	¥126,812	¥108,892

(1)	Derivative income represents income from the derivative embedded in Type 4 preferred stock. The detail of the instruments is described in Note 24 “Shareholders’ Equity.”

Condensed Statement of Cash Flows

	For the fiscal year ended March 31,
	2011	2010	2009
	(In millions)
Operating Activities:
Profit before tax	¥196,955	¥137,515	¥108,045
Adjustments for:
Derivative income	—	(23,626)	(49,395)
Impairment loss of investments in associates	—	—	42,865
Income from disposal of an associate	—	(7,670)	—
Income taxes paid-net	(17,299)	(2,618)	(11,264)
Other operating activities–net	(7,160)	5,037	1,088

Net cash and cash equivalents provided by operating activities	172,496	108,638	91,339

Investing Activities:
Investment to SMBC	—	(2,212,020)	—
Investments to and establishment of subsidiaries and associates	(99,519)	(4,900)	(51,264)
Proceeds from disposal of investment in an associate	—	180,595	—
Other investing activities–net	(3)	—	(8)

Net cash and cash equivalents used in investing activities	(99,522)	(2,036,325)	(51,272)

Financing Activities:
Proceeds from issuance of debt securities	—	392,900	—
Net increase (decrease) of short-term borrowings	49,000	(130,000)	29,000
Proceeds from issuance of common stock	—	1,824,896	—
Dividends paid	(154,013)	(71,930)	(120,166)
Purchases of treasury stock and proceeds from sale of treasury stock-net	(91)	(146)	(616)
Other financing activities–net	—	(3,030)	(740)

Net cash and cash equivalents provided by (used in) financing activities	(105,104)	2,012,690	(92,522)

Net increase (decrease) of cash and cash equivalents	(32,130)	85,003	(52,455)
Cash and cash equivalents at the beginning of fiscal year	86,284	1,281	53,736

Cash and cash equivalents at the end of fiscal year	¥54,154	¥86,284	¥1,281

Investments in subsidiaries and associates

Investments in subsidiaries and associates are stated at cost. SMFG recognized dividend income from subsidiaries and associates when its right to receive payment was established.

Investments in other subsidiaries and associates include equity investments in SMBC Friend Securities, SMFL, SMFG Card & Credit, Inc., and others at March 31, 2011 and 2010. These companies are incorporated in Japan, and the percentage of interest of SMFG in these companies was the same as voting rights described in Note 11 “Investments in Associates and Joint Ventures,” and Note 47 “Principal Subsidiaries.”

In January 2011, SMBC Friend Securities, which is a direct subsidiary of SMFG, transferred its collaborative business with SMBC to Nikko Cordial Securities, a subsidiary of SMBC. As a result of this transaction, SMFG recognized a decrease in the carrying amount of investments in SMBC Friend Securities and, concurrently, an increase in the carrying amount of investments in SMBC by the same amount. No profit or loss was recognized for this transaction.

Long-term obligations

SMFG had perpetual subordinated bonds of ¥393 billion outstanding to its subsidiary, SMFG Preferred Capital JPY 3 Limited, at March 31, 2011. The interest rates of these bonds are fixed until January 2015 or January 2020, which range from 3.9% to 4.5% per annum, and will be floating thereafter. The funds to finance these bonds were raised by SMFG Preferred Capital JPY 3 Limited issuing the preferred securities.

Guarantees

SMFG provided guarantee of ¥39 billion and ¥61 billion at March 31, 2011 and 2010, respectively, to the Deposit Protection Fund of the Association of German Banks with regard to the deposits of the SMBC Dusseldorf branch.

EXHIBIT INDEX

Exhibit 8	List of subsidiaries of Sumitomo Mitsui Financial Group, Inc., as of March 31, 2011

Exhibit 11	Code of Ethics of Sumitomo Mitsui Financial Group, Inc.

Exhibit 12.1	CEO Certification Required by Rule 13a-14(a) (17 CFR 240.13a-14(a))

Exhibit 12.2	CFO Certification Required by Rule 13a-14(a) (17 CFR 240.13a-14(a))

Exhibit 13.1	Certification Required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

Exhibit 13.2	Certification Required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)