Form 20-F
period 2012-03-31
SUMITOMO MITSUI FINANCIAL GROUP, INC.
filed 2012-07-23
CIK 1022837

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

At March 31, 2012, the following shares of capital stock were outstanding: 1,414,055,625 shares of common stock (including 62,939,559 shares of common stock held by the registrant and its consolidated subsidiaries and equity-method associates as treasury stock).

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

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

Large Accelerated Filer ☒	Accelerated Filer ☐	Non-Accelerated Filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

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

In this annual report, all of our financial information is presented on a consolidated basis, unless we state otherwise. As used in this annual report, “IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Boards, the “IASB,” and “Japanese GAAP” means accounting principles generally accepted in Japan. Our consolidated financial information in this annual report has been prepared in accordance with IFRS, except for the risk-weighted capital ratios, the segment results of operation and some other specifically identified information, which are prepared in accordance with Japanese banking regulations or Japanese GAAP. Unless otherwise stated or the context otherwise requires, all financial information contained in this annual report is expressed in Japanese yen.

Our fiscal year ends on March 31.

Unless otherwise specified or required by the context: references to “days” are to calendar days; references to “years” are to calendar years and to “fiscal years” are to our fiscal years ending on March 31; references to “$,” “dollars” and “U.S. dollars” are to United States dollars; references to “euros” and “€” are to the currency of those member states of the European Union which are participating in the European Economic and Monetary Union pursuant to the Treaty on European Union; references to “£” and “British pounds sterling” are to the currency of the United Kingdom; and references to “yen” and “¥” are to Japanese yen. Unless otherwise specified, when converting currencies into yen, we use the median exchange rates for buying and selling spot dollars, or other currencies, by telegraphic transfer against yen as determined by the Bank on March 31, 2012.

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

Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those in the forward-looking statements as a result of various factors, and the differences may be material. Potential risks and uncertainties include, without limitation, the following:

•	deterioration of Japanese and global economic conditions and financial markets;

•	constraints on our operations due to capital adequacy requirements;

•	declines in the value of our securities portfolio;

•	changes in the level or volatility of market rates or prices;

•	incurrence of significant credit-related costs;

•	a significant downgrade of our or the Bank’s credit rating;

•	our ability to successfully implement our business strategy through our subsidiaries, affiliates and alliance partners;

•	exposure to new risks as we expand the scope of our business;

•	the industry specific risks of the consumer finance industry;

•	the recoverability of deferred tax assets;

•	litigation and regulatory proceedings;

•	insufficient liquidity;

•	problems of other financial institutions; and

•	adverse regulatory developments or changes in government policies.

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

3.A.    SELECTED FINANCIAL DATA

Selected Financial Data

The following selected financial data at and for each of the four fiscal years ended March 31, 2012, 2011, 2010 and 2009 have been derived from our consolidated financial statements. You should read this data together with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this annual report.

	For the fiscal year ended and at March 31,
	2012	2011	2010	2009
	(In millions, except per share data)
Consolidated income statement data:
Interest income	¥1,710,331	¥1,720,181	¥1,766,047	¥2,164,048
Interest expense	313,631	311,056	346,810	676,293

Net interest income	1,396,700	1,409,125	1,419,237	1,487,755

Fee and commission income	869,407	806,704	650,437	570,603
Fee and commission expense	132,562	132,560	121,716	116,240

Net fee and commission income	736,845	674,144	528,721	454,363

Net trading income	182,296	324,479	330,130	134,298
Net income (loss) from financial assets at fair value through profit or loss	33,734	30,116	75,579	(17,951)
Net investment income	239,365	235,911	178,552	159,511
Other income	245,563	204,470	232,334	193,119

Total operating income	2,834,503	2,878,245	2,764,553	2,411,095

Impairment charges on financial assets	284,310	433,928	258,641	1,240,710

Net operating income	2,550,193	2,444,317	2,505,912	1,170,385

General and administrative expenses	1,366,705	1,293,546	1,096,957	992,487
Other expenses	239,292	212,292	236,760	261,770

Operating expenses	1,605,997	1,505,838	1,333,717	1,254,257

Share of post-tax loss of associates and joint ventures	25,004	5,796	37,461	54,318

Profit (loss) before tax	919,192	932,683	1,134,734	(138,190)

Income tax expense (benefit)	461,194	361,165	488,041	(56,166)

Net profit (loss)	¥457,998	¥571,518	¥646,693	¥(82,024)

	For the fiscal year ended and at March 31,
	2012	2011	2010	2009
	(In millions, except per share data)
Profit (loss) attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥345,430	¥464,007	¥528,692	¥(154,954)
Non-controlling interests	112,568	107,511	118,001	72,930
Earnings per share:
Basic	¥249	¥328	¥512	¥(214)
Diluted	248	328	482	(260)
Weighted average number of common shares in issue (in thousands of shares)	1,387,405	1,394,391	1,017,066	772,349
Dividends per share in respect of each fiscal year:
Common stock	¥100	¥105	¥65	¥140
	$1.22	$1.26	$0.70	$1.43
Preferred stock (Type 4)(1):
First series	¥—	¥—	¥135,000	¥135,000
	$—	$—	$1,451	$1,374
Second series	¥—	¥—	¥135,000	¥135,000
	$—	$—	$1,451	$1,374
Third series	¥—	¥—	¥135,000	¥135,000
	$—	$—	$1,451	$1,374
Fourth series	¥—	¥—	¥135,000	¥135,000
	$—	$—	$1,451	$1,374
Ninth series	¥—	¥—	¥135,000	¥135,000
	$—	$—	$1,451	$1,374
Tenth series	¥—	¥—	¥135,000	¥135,000
	$—	$—	$1,451	$1,374
Eleventh series	¥—	¥—	¥135,000	¥135,000
	$—	$—	$1,451	$1,374
Twelfth series	¥—	¥—	¥135,000	¥135,000
	$—	$—	$1,451	$1,374
Preferred stock (Type 6)(2)	¥44,250	¥88,500	¥88,500	¥88,500
	$539	$1,064	$951	$901
Consolidated statement of financial position data:
Total assets	¥141,874,426	¥136,470,927	¥122,992,929	¥119,334,876
Loans and advances	72,536,813	71,020,329	71,634,128	74,669,294
Total liabilities	134,259,035	128,919,722	115,431,259	114,418,861
Deposits	92,853,566	90,469,098	85,697,973	83,231,234
Borrowings	10,412,858	12,548,358	7,321,484	6,423,003
Total equity	7,615,391	7,551,205	7,561,670	4,916,015
Capital stock	2,337,896	2,337,896	2,337,896	1,370,777

(1)	All shares of the Type 4 preferred stock were converted to common stock by January 28, 2010, and no shares of Type 4 preferred stock were outstanding at March 31, 2012, 2011 and 2010.
(2)	On April 1, 2011, we acquired and cancelled all of the outstanding Type 6 preferred stock.

Exchange Rates

We maintain our accounts in yen. The following table sets forth for the indicated periods the median exchange rates for buying and selling spot dollars by telegraphic transfer against yen as determined by the Bank, expressed in Japanese yen per $1.00.

	High	Low	Period end	Average(1)
	(Yen per dollar)
Fiscal year ended March 31,
2008	¥123.95	¥97.05	¥100.19	¥114.13
2009	110.29	87.47	98.23	100.68
2010	100.76	86.31	93.05	92.61
2011	94.43	79.31	83.15	85.22
2012	85.47	75.99	82.13	78.98
Most recent six months:
January	77.80	76.38	76.38	76.99
February	81.30	76.13	80.68	78.41
March	83.97	80.75	82.13	82.45
April	83.20	80.56	81.19	81.56
May	80.40	78.94	78.94	79.77
June	80.40	78.17	79.28	79.30
July (through July 10, 2012)	79.99	79.51	79.53	79.72

(1)	Average exchange rates have been calculated by using the average of the exchange rates on the last day of each month during a fiscal year, except for the monthly average rate, which represents the average of the exchange rates for each day of that month.

The median exchange rate quotation by the Bank for buying and selling spot dollars by telegraphic transfer against yen on July 10, 2012 was ¥79.53 = $1.00.

These exchange rates are reference rates and are neither necessarily the rates used to calculate ratios nor the rates used to convert dollars to yen in the consolidated financial statements included elsewhere in this annual report.

3.B.    CAPITALIZATION AND INDEBTEDNESS

Not applicable.

3.C.    REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

3.D.    RISK FACTORS

Investing in our securities involves risks. You should carefully consider the risks described below as well as all the other information in this annual report, including, but not limited to, our consolidated financial statements and related notes included elsewhere in this annual report and “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk.” Our business, operating results and financial condition could be adversely affected by any factors, including, but not limited to, those discussed below. The trading prices of our securities could also decline due to any of these factors including, but not limited to, those discussed below. Moreover, this annual report contains forward-looking statements that involve risks and uncertainties. Our actual results could also differ from those anticipated in these forward-looking statements as a result of various factors, including, but not limited to, the risks faced by us described below and elsewhere in this annual report. See “Cautionary Statement Regarding Forward-Looking Statements.” Forward-looking statements in this section are made only as of the filing date of this annual report.

Risks Related to the Economic and Financial Environment

We may be adversely affected if Japanese and global economic conditions and financial markets deteriorate.

Our financial condition and results of operations are materially affected by general economic conditions and financial markets in Japan and foreign countries.

In the aftermath of the Great East Japan Earthquake, a magnitude 9.0 earthquake which occurred in March 2011, and collateral events, the Japanese economy contracted due to a combination of supply chain disruptions, electricity shortages and the consequential slowdown in exports. It gradually recovered as supply chains and lost output from the earthquake and collateral events were restored. In the second half of the fiscal year ended March 31, 2012 there were some visible signs of improvement in the unemployment rate, and private consumption remained firm. The rate of recovery of the Japanese economy slowed due to the persistent strength of the Japanese yen against other currencies and a weak recovery of the global economies.

In the second half of the fiscal year ended March 31, 2012, the U.S. economy began to recover. However, financial market anxiety owing to the European sovereign debt crisis continued and some European nations experienced recessionary conditions. The growth rate of China, India and other emerging economies in Asia began declining. Geopolitical instability in various parts of the world, including North Africa, the Middle East and Asia, could contribute to economic instability in those and other regions.

Future deterioration of general economic conditions in Japan or other countries, or financial market turmoil, could adversely affect our business, financial condition and operating results. Such adverse effects could include a worsening of our liquidity and capital conditions, an increase in our credit costs, and an increase in impairment of our investment securities.

Risks Related to Our Business

Failure to satisfy capital adequacy requirements could constrain our and the Bank’s operations.

We and the Bank are subject to capital adequacy requirements set by the Financial Services Agency of Japan (“FSA”). At March 31, 2012, our risk-weighted consolidated capital ratio was 16.93% compared to the minimum required risk-weighted capital ratio of 8.0%, and our Tier I risk-weighted capital ratio was 12.28% compared to the minimum required Tier I risk-weighted capital ratio of 4.0%. Our and the Bank’s capital ratios could decline as a result of decreases in Tier I and Tier II capital or increases in risk-weighted assets. The following circumstances, among others, could reduce our risk-weighted capital ratio and that of the Bank:

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

We and the Bank have adopted the advanced internal rating-based (“IRB”) approach for measuring exposure to credit risk and the advanced measurement approach (“AMA”) to measure exposure to operational risk. If the FSA revokes its approval of such implementation or otherwise changes its approach to measure capital adequacy ratios, our and the Bank’s ability to maintain capital at the required levels may be adversely affected.

FSA regulations limit the amount of deferred tax assets which may be included in our and the Bank’s regulatory capital. The amount of net deferred tax assets established pursuant to Japanese GAAP that major banks may include in regulatory capital for capital ratio purposes is limited to 20% of Tier I capital. Where net deferred tax assets of a bank exceed this 20% limit, Tier I capital must be adjusted by deducting the amount in excess of the limit. If the percentages of our capital that consist of net deferred tax assets increase, or if the limits are further decreased, these limits could adversely affect our capital ratios. Furthermore, under the new Basel III rules text published by the Basel Committee on Banking Supervision (“Basel Committee”) in December 2010, deferred tax assets that arise from timing differences will be recognized as part of the common equity component of Tier I, with recognition capped at 10% of the bank’s common equity component under certain conditions, while deferred tax assets that arise from net loss carry forwards will be deducted from the common equity component of Tier I. The FSA changed its capital adequacy guidelines to generally reflect the main measures of the minimum capital requirements of the Basel Committee that are scheduled to be phased in starting January 1, 2013, and the FSA’s changes will be generally applied from March 31, 2013.

On November 4, 2011, we and other organizations were identified by the Financial Stability Board (“FSB”) as Global Systemically Important Financial Institutions (“G-SIFIs”). The list of G-SIFIs will be updated each year in November and from 2016, requirements for additional loss absorption capacity above the Basel III minimum requirement will apply to those banks identified in November 2014 as G-SIFIs.

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

Future declines of securities prices on Japanese stock markets or other global markets could cause us to experience impairment losses and unrealized losses on our equity securities portfolio, which could negatively affect our financial condition, operating results and regulatory capital position.

The reported value of our available-for-sale equity instruments accounted for 2.2% of our total assets at March 31, 2012, approximately 89.0% of which were Japanese equity securities. This value depends mainly on prices of the instruments in the stock market. A listed equity security is impaired primarily based on its market price. If we conclude that a particular security is impaired, we calculate the impairment loss based on the market price of that security at the end of the relevant period. Declines in the Japanese stock markets or other global markets could result in further losses from impairment of the securities in our equity securities portfolio or sales of these securities, adversely affecting our results of operations and financial condition.

Our regulatory capital position and that of the Bank depend in part on the fair value of our equity securities portfolio, since 45% of unrealized gains are counted as Tier II capital, while unrealized losses reduce net assets and Tier I capital. Substantial declines in the Japanese stock markets or other global markets would negatively affect our and the Bank’s capital positions, and limit the Bank’s ability to make distributions to us.

We may further reduce our holdings of equity securities in order to reduce financial risks. Any disposal by us of equity holdings in our customers’ shares could adversely affect our relationships with those customers.

Changes in the levels or volatility of market rates or prices could adversely affect our financial condition and results of operations.

We engage in trading and investing activities dealing with various kinds of financial instruments such as bonds, equities, currencies, derivatives and funds. Our financial condition and results of operations could be adversely affected by actual changes or volatility in interest rates, foreign exchange rates and market prices of other investment securities. For example, we have substantial investments in debt securities. In particular,

Japanese government bonds represent a significant part of our fixed income portfolio. At March 31, 2012, we had ¥23 trillion of Japanese government bonds classified as available-for-sale financial assets, which accounted for approximately 15.9% of our total assets. Increases in interest rates could substantially decrease the value of our fixed income portfolio, and any unexpected changes in yield curves could adversely affect the value of our bond and interest rate derivative positions, resulting in lower-than-expected revenues from trading and investment activities. Market volatility may also result in significant unrealized losses or impairment losses on such instruments. Furthermore, the downgrading of investment securities by credit rating agencies may also cause declines in the value of our securities portfolio.

Adverse economic conditions and deterioration of the financial conditions of our customers could increase our credit costs.

We have substantial exposure to corporate customers in the following sectors: manufacturing, real estate and goods rental and leasing, wholesale and retail, transportation, communications and public enterprises, and services, including electric utilities, and to individual customers mainly through housing loans. Our non-performing loans (“NPLs”) and our credit costs for corporate and individual customers may increase significantly if:

•	domestic or global economic conditions worsen or do not improve;

•	our customers do not repay their loans, including due to deterioration of their financial conditions; and

•	the value of mortgaged property declines.

Moreover, in relation to the Great East Japan Earthquake, we may be required to, or choose to, provide new or additional financing to customers who may incur unexpected liabilities, have difficulty in the future in continuing operations, encounter difficulties or need to devote significant resources to repair their infrastructures, as a result of the earthquake and collateral events. We may also be required to record increases in our allowance for loan losses as a result of the adverse impact on the financial condition of our obligors or recognize decreases in the value of mortgaged property in the affected regions and our equity securities portfolio. For certain borrowers, we may choose to engage in debt-for-equity swaps, or provide partial debt write-offs, additional financing or other forms of assistance as an alternative to exercising our full legal rights as a creditor if we believe that doing so may increase our ultimate recoverable amount of the loan. Moreover, changes in laws or government policies that have an adverse impact on the rights of creditors could also cause us to incur increased credit costs. It is unclear to what extent our current or any future loans to borrowers will benefit, directly or indirectly, from any government guarantees or other government support measures that have been or may be enacted as a result of the earthquake and collateral events.

In addition, our NPLs may increase and there may be additional credit costs if we fail to accurately estimate the incurred losses in our loan portfolio. These estimates require difficult, subjective and complex judgments such as credit evaluation of our borrowers, valuation of collateral and forecasts of economic conditions.

The ratio of impaired loans and advances to the total loans and advances, both net of allowance for loan losses, were 1.9%, 1.8% and 1.6% at March 31, 2012, 2011 and 2010, respectively. For further information, see “Item 5.A. Operating Results—Loans and Advances.”

A significant downgrade of our credit ratings could have a negative effect on us.

At the date of this annual report, SMFG has the issuer credit ratings of A/A-1 from Standard & Poor’s Ratings Japan K.K., (“S&P”), and the long-term foreign and local currency issuer default ratings (“IDRs”) of A- and the short-term foreign and local currency IDRs of F1 from Fitch Ratings Japan Limited (“Fitch”). There can be no assurance that these ratings will be maintained.

On August 24, 2011, Moody’s Japan K.K., (“Moody’s”) announced that it had downgraded by one notch the Government of Japan’s local and foreign currency bond ratings to Aa3. On the same date, Moody’s also downgraded by one notch the long term debt ratings of many Japanese banks, including the Bank’s long-term debt ratings, due to fiscal pressures on the Government of Japan that might constrain its ability to support Japan’s banking system. On November 29, 2011, S&P, in connection with the application of its new ratings criteria for banks, revised downward the rating or outlook of financial institutions globally, including a revision of SMFG’s and the Bank’s outlook from stable to negative. On May 22, 2012, Fitch announced that it had downgraded the Government of Japan’s long-term local and foreign currency IDRs to A+ with negative outlook. On July 20, 2012, Fitch downgraded by one notch the long-term foreign and local currency IDRs of the major Japanese banking groups and their subsidiaries, including SMFG and the Bank, in connection with the sovereign downgrade.

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

Any of these or other effects of a downgrade of our credit ratings could have a negative impact on the profitability of our treasury and other operations, and could adversely affect our regulatory capital position, financial condition and results of operations. For more information about our credit ratings, see “Item 5.B. Liquidity and Capital Resources.”

We face significant challenges in achieving the goals of our business strategy, and our business may not be successful.

In May 2011, we and the Bank launched a new medium-term management plan through March 2014. We believe that we have targeted appropriate business areas. However, our initiatives to offer new products and services and to increase sales of our existing products and services may not succeed, if current market conditions do not stabilize, market opportunities develop more slowly than expected, our initiatives have less potential than we envisioned originally or the profitability of these products and services is undermined by competitive pressures. Consequently, we may be unable to achieve or maintain profitability in our targeted business areas.

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

We are exposed to new risks as we expand our businesses, the range of our products and services, and geographic scope of our businesses overseas.

As part of our business strategies we have expanded and may continue to expand our businesses or our range of products and services beyond our core business, commercial banking. This could expose us to new risks, such as adverse regulatory changes, more competition or a decline in the operating environments that affect those businesses, products and services. Some of those risks could be types with which we have no or only limited experience. As a result, our risk management systems may prove to be insufficient and may not be effective in all cases or to the degree required.

In accordance with our strategy to further increase our presence in the international financial markets, we may continue to expand the scale of our overseas businesses, especially in emerging economies, notably Asian countries. The expansion of our overseas businesses may further increase our exposure to risks of adverse developments in foreign economies and markets, including interest rate and foreign exchange rate risk, regulatory risk and political risk. Our overseas expansion also exposes us to the compliance risks and the credit and market risks specific to the countries and regions in which we operate, including the risk of deteriorating conditions in the credit profile of overseas borrowers.

Failure of our business strategies through our subsidiaries, affiliates and other business alliance partners could negatively affect our financial condition and operating results, including impairment losses on goodwill or investments.

As part of our business strategies, we have made and may undertake acquisition of a subsidiary and investments in affiliates and other business alliance partners in the banking, securities, consumer finance, credit card, leasing and asset management businesses. It is uncertain whether we will receive the expected benefits from those business strategies, due to any adverse regulatory changes, worsening of economic conditions, competition or other factors that may negatively affect the related business activities. Furthermore, unanticipated costs and liabilities may be incurred in connection with those business strategies, including claims related to the businesses prior to our business alliances, and actions by regulatory authorities.

When we acquire a subsidiary, we may recognize some goodwill and intangible assets. Impairment losses on goodwill or intangible assets in connection with acquisitions must be recognized when the recoverable amount of goodwill or intangible assets of the business is lower than the carrying amount at the time of impairment testing, which is performed annually or whenever there is an indication that the goodwill or intangible assets may be impaired.

We account for some of our investments in affiliates under the equity method. Net losses by equity method investees may cause us to record our share of net losses of the affiliates. Furthermore, we may lose the capital which we have invested in business alliances or may incur impairment losses on securities acquired in such alliances. We may also be required under contractual or other arrangements to provide financial support, including credit support and equity investments, to business alliance partners in the future. We may also incur credit costs from our credit exposure to such partners.

We are exposed to the industry specific risks of the consumer finance industry.

Changes in the legal environment have severely adversely affected the business performance of consumer finance and credit card companies. We have exposures to those associated risks through our subsidiaries, including Cedyna Financial Corporation (“Cedyna”) and SMBC Consumer Finance Co., Ltd. (“SMBC Consumer Finance”), formerly known as Promise Co., Ltd. and which became our subsidiary on December 7, 2011.

Consumer finance and credit card companies had offered unsecured personal loans, which included so-called “gray zone” interest on loans in excess of the maximum rate prescribed by the Interest Rate Restriction Act (ranging from 15% to 20%) up to the 29.2% maximum rate permitted under the Act Regulating the Receipt of Contributions, Receipt of Deposits and Interest Rates (“Contributions Act”). However, as a result of court decisions unfavorable to those companies, claims for refunds of amounts paid in excess of the applicable maximum allowed rate by the Interest Rate Restriction Act have increased substantially. Although SMBC Consumer Finance, Cedyna and other subsidiaries have each recorded a provision for claims for refunds of gray zone interest on loans, we may be required to recognize additional losses if such provisions are determined to be insufficient.

Amendments to laws regulating moneylenders, which were promulgated in 2006 and which became fully effective in June 2010, increased the authority of government regulators, prohibited gray zone interest and introduced an upper limit on aggregate credit extensions to an individual by moneylenders at one-third of the borrower’s annual income. After the promulgation of such amendments, SMBC Consumer Finance, Cedyna and other companies engaged in related business reduced their interest rates on loans in preparation for the prohibition of gray zone interest. As a consequence, margins earned by those companies, as well as the amounts of loans extended, have decreased.

An inability to generate sufficient future taxable profits or adverse changes to tax laws, regulatory requirements or accounting standards could have a negative impact on the recoverability of certain deferred tax assets.

We recognize deferred tax assets relating to tax losses carried forward and deductible temporary differences only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the temporary differences can be utilized. Net deferred tax assets amounted to ¥563 billion and ¥1,001 billion at March 31, 2012 and 2011, respectively. Net deferred tax assets are quantified on the basis of current tax rates and accounting standards and are subject to change as a result of changes to future tax rates or the rules for computing taxable profits and allowable losses. Failure to generate sufficient future taxable profits or changes in tax laws or accounting standards may reduce our estimated recoverable amount of net deferred tax assets. Such a reduction could have an adverse effect on our financial condition and results of operations.

Declines in actual returns on our plan assets or revised actuarial assumptions for retirement benefits may adversely affect our financial condition and results of operations.

The Bank and some of our subsidiaries have various defined benefit plans. We have experienced in the past, and may experience in the future, declines in actual returns on plan assets and changes in the discount rates and other actuarial assumptions. If actual returns on plan assets are lower than expected returns on plan assets or if we revise the discount rates and other assumptions, we may incur actuarial losses which may have an adverse effect on our financial condition and results of operations. Unrecognized actuarial losses may be recognized as losses in future periods. Because approximately half of our plan assets are composed of equity instruments, the plan assets are greatly affected by volatility in the prices of equity securities. Substantial declines in the prices for publicly traded Japanese stocks would negatively affect our plan assets and unrecognized losses arising from such declines may be recognized as losses in future periods. For further information, see Note 23 “Retirement Benefits” to our consolidated financial statements included elsewhere in this annual report.

Our business relies on our information technology systems, and their failure could harm our relationships with customers or adversely affect our provision of services to customers.

In all aspects of our business, we use information technology systems to deliver services to and execute transactions on behalf of our customers as well as for back-office operations. We therefore depend on the capacity and reliability of the electronic and information technology systems supporting our operations. We may encounter service disruptions in the future, owing to failures of these information technology systems. Our information technology systems are subject to damage or incapacitation as a result of quality problems, human errors, natural disasters, power losses, sabotage, computer viruses, acts of terrorism and similar events. While we have taken steps to protect information technology systems from those risks, including by establishing data recovery capability and functionality, these measures may not be sufficient. In addition, we may not be prepared to address all contingencies that could arise in the event of a major disruption of services. The failure to address such contingencies could harm our relationships with customers or adversely affect our provision of services to customers.

We handle personal information obtained from our individual and corporate customers in relation to our banking, securities, credit card, consumer finance and other businesses. The systems we have implemented to protect the confidentiality of personal information, including those designed to meet the strict requirements of the Act Concerning Protection of Personal Information, may not be effective in preventing disclosure of personal information by unauthorized access from a third party. Leakage of personal information could expose us to demands for compensation or lawsuits for ensuing economic losses or emotional distress, administrative actions or sanctions, additional expenses associated with making necessary changes to our systems and reputational harm. As a result, our business, financial condition and results of operations could be materially and adversely affected.

Our risk management policies and procedures may not adequately address unidentified or unanticipated risks.

We are exposed to a variety of operational, legal and regulatory risks throughout our organization. Management of these risks requires, among other things, policies and procedures to properly record and verify large numbers of transactions and events. However, these policies and procedures may not be fully effective or sufficient. We have devoted significant resources to strengthening our risk management policies and procedures and expect to continue doing so in the future. Nevertheless, particularly in light of the continuing evolution of our operations and expansion into new areas, our policies and procedures designed to identify, monitor and manage risks may not be fully effective. Some of our methods of managing risks are based upon our use of observed historical market behavior and thus may not accurately predict future risks. Violations of laws including the Japanese antitrust and fair trade laws by us or by the Bank may result in administrative sanctions. Furthermore, investigations, administrative actions or litigation could commence in relation to violations, which may involve costs and may result in deterioration of our reputation.

Fraud or other misconduct by directors, officers and employees or third parties could subject us to losses and regulatory sanctions.

We are exposed to potential losses resulting from fraud, misconduct and other unlawful behavior by directors, officers and employees. Directors, officers and employees may bind us to transactions that exceed authorized limits or present unacceptable risks, hide from us and from our customers unauthorized activities, improperly use confidential information or otherwise abuse customer confidences. Third parties may engage in fraudulent activities, including fraudulent use of bank accounts or the use of false identities to open accounts for money laundering, tax evasion or other illegal purposes. Third parties could also use stolen or forged ATM cards or engage in credit card fraud, and we may be required to indemnify victims of such fraud for related losses. In the broad range of businesses in which we engage, fraud, misconduct and other unlawful behavior are difficult to prevent or detect. In addition, with or without actual fraud, misconduct and other unlawful behavior by directors, officers and employees, investigations, administrative actions or litigation could commence in relation to them. Furthermore, we may not be able to recover the losses caused by these activities, including possible deterioration of our reputation.

Transactions with counterparties in Iran and other countries designated by the U.S. Department of State as state sponsors of terrorism or that are subject to other U.S. economic sanctions may lead some potential customers and investors to avoid doing business with us or investing in our securities or may limit our business operations.

U.S. law generally prohibits or substantially restricts U.S. persons from doing business with countries designated by the U.S. Department of State as state sponsors of terrorism (“Designated Countries”), which currently are Cuba, Iran, Sudan and Syria. Under U.S. law, there are similar prohibitions or restrictions on countries that are the subject of other U.S. economic sanctions administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) or other agencies (collectively with the Designated Countries, the “Restricted Countries”). We maintain a Group-wide policy designed to ensure compliance with applicable U.S. laws and regulations. This policy, which covers the Bank and our banking subsidiaries that provide financial services globally, prohibits the new extension of credit to Iranian entities. Our non-U.S. offices engage in transactions relating to the Restricted Countries on a limited basis and in compliance with applicable laws and regulations. These include remittance of Japanese yen with respect to our customers’ export or import transactions, maintenance of correspondent banking accounts and inter-bank money market transactions with Iranian banks, including those which OFAC identifies as “Specially Designated Nationals.” In addition, we maintain a representative office in Iran that mainly performs an information-collecting function.

We do not believe that our operations relating to the Restricted Countries materially affect our business, financial condition or results of operations. A limited number of the Bank’s transactions with Cuba, Iran, Sudan and certain other countries that are the subject of U.S. economic sanctions were identified and voluntarily disclosed to OFAC. These transactions resulted from inadvertent operational errors or the lack of familiarity of some Bank personnel with the requirements of the relevant regulations in the past. Since the discovery of these potential violations we have further strengthened our Group-wide OFAC compliance program in an effort to prevent the recurrence of such potential violations. We settled some of the disclosed potential violations with OFAC while others remain unsettled. However, in light of the inadvertent nature of such potential violations and the degree to which our strengthened OFAC compliance program aims to mitigate the risk of potential violations, we do not believe that our settlement with OFAC or any possible penalties that OFAC may impose with respect to the other potential violations that remain unsettled will have a material impact on our reputation, financial condition or results of operations or on the prices of our securities.

We are aware of initiatives by U.S. governmental entities and U.S. institutional investors, such as pension funds, to adopt laws, regulations or policies prohibiting transactions with or investment in, or requiring divestment from, entities doing business with Iran and other Designated Countries. It is possible that such laws and initiatives may result in our inability to enter into transactions with those entities that are subject to such prohibitions or to retain or acquire such entities as customers or investors in our securities. In addition, depending on sociopolitical developments, our reputation may suffer due to our association with the Designated Countries. The above circumstances could have a significant adverse effect on our business or the prices of our securities.

In July 2010, the U.S. government enacted legislation designed to restrict economic and financial transactions with Iran, i.e., the Comprehensive Iran Sanctions, Accountability and Divestment Act of 2010 (“CISADA”), which may lead to the imposition of sanctions against non-U.S. financial institutions, such as us, if they are determined by the Secretary of the Treasury to have facilitated “significant transactions” or provided “significant financial services” for certain Iran-linked financial institutions or the Iranian Revolutionary Guard Corps. In addition, the U.S. government broadened the range of sanctionable transactions to include conducting or facilitating “significant financial transactions” with the Central Bank of Iran or certain other Iranian financial institutions by adopting Section 1245 of the National Defense Authorization Act for Fiscal Year 2012 (the “NDAA”), as implemented by Executive Order 13599 of February 5, 2012 and by amending the Iranian Financial Sanctions Regulations on February 27, 2012. These or similar legislative or regulatory developments may further limit our business operations. Specifically, we could lose our ability to maintain correspondent or payable-through accounts with U.S. financial institutions in case we are determined to have engaged in activities targeted by CISADA or the NDAA.

The U.S. Secretary of State announced on March 20, 2012 that Japan is among a group of countries that has significantly reduced the volume of crude oil purchases from Iran, and that therefore the NDAA sanctions would not apply to Japanese financial institutions for a period of 180 days, which period is renewable based on ongoing reductions in crude oil purchases from Iran. There is no guarantee that the U.S. Secretary of State will renew this waiver with respect to Japanese financial institutions. This or similar legislative developments may further affect our business operations.

Our business could be adversely affected by litigation and regulatory proceedings globally.

We conduct business in many locations in and outside of Japan. We face the risk of litigation and regulatory proceedings in connection with our operations. For example, if we engage in activities targeted by CISADA or the NDAA, this could result in the imposition of sanctions by the U.S. government against us. Lawsuits and regulatory actions may result in sanctions of very large indeterminate amounts or limit our operations, and costs to defend either could be substantial. Moreover, the Bank and one of its subsidiaries contribute to financial benchmarks such as the Tokyo Interbank Offered Rate and the London Interbank Offered Rate for certain specific currencies. These benchmarks are used in jurisdictions in which we operate and do not operate. We face or may face some investigations, litigation and regulatory proceedings, and an adverse regulatory decision, judgment or ruling, including in jurisdictions we do not operate in, could have a material adverse effect on our business, operating results and financial condition.

Risks Related to Our Industry

Our liquidity could be adversely affected by actual or perceived weaknesses in our businesses and by factors we cannot control, such as a general decline in the level of business activity in the financial services sector.

We need liquidity to pay our operating expenses, pay interest on and principal of debt and dividends on capital stock, maintain our lending activities and meet deposit withdrawals. Adverse market and economic conditions in the domestic and global economies may limit or adversely affect our access to liquidity required to operate our business. If our counterparties or the markets are reluctant to finance our operations due to factors including actual or perceived weaknesses in our businesses as a result of large losses, changes in our credit ratings, or a general decline in the level of business activity in the financial services sector, we may be unable to meet our payment obligations when they become due or only be able to meet them with funding obtained on unfavorable terms. Circumstances unrelated to our businesses and outside our control, such as, but not limited to, adverse economic conditions, disruptions in the financial markets or negative developments concerning other financial institutions perceived to be comparable to us, may also limit or adversely affect our ability to replace maturing liabilities in a timely manner. Without sufficient liquidity, we will be forced to curtail our operations, and our business and our operating results and financial condition could be adversely affected.

We may incur losses as a result of financial difficulties of counterparties and other financial institutions.

We regularly execute transactions with counterparties in the financial services industry. Many of these transactions expose us to credit risk in the event of deterioration of creditworthiness of a counterparty or client. With respect to secured transactions, our credit risk may be exacerbated when the collateral cannot be foreclosed on or is liquidated at prices not sufficient to recover the full amount of the loan or other exposures due to us. Losses from our investments in and loans to other financial institutions could materially and adversely affect our business, financial condition and results of operations. We may also be requested to participate in providing assistance to distressed financial institutions that are not our consolidated subsidiaries. In addition, if the funds collected by the Deposit Insurance Corporation of Japan (“DIC”) are insufficient to insure the deposits of failed Japanese banks, the insurance premiums that we pay to the DIC will likely be increased, which could adversely affect our business and operating results.

Adverse regulatory developments or changes in government policies could have a negative impact on our results of operations.

Our businesses are subject to extensive regulation and associated regulatory risks, including the effects of changes in the laws, regulations, policies, voluntary codes of practice and interpretations in Japan and the other jurisdictions in which we operate. Those changes and their effects on us are unpredictable and beyond our control.

Changes in the regulatory environment may adversely affect our financial condition and results of operations. In particular, the financial crisis has led to calls for significant financial reform measures, and various governments are at different stages of enacting legislation that will affect financial institutions.

In response to the financial and economic turmoil, regulatory authorities have been reviewing and revising capital adequacy guidelines, particularly in relation to quality of capital and accounting standards; such revisions could adversely affect our capital ratios. In December 2010, the Basel Committee published the Basel III rules text, setting out certain changes to capital requirements which include raising the quality of banks’ capital bases, enhancing risk coverage, inhibiting leverage, reducing pro-cyclicality and introducing liquidity regulation. The changes that FSA made to its capital adequacy guidelines in response to Basel III will be generally applied from March 31, 2013.

The FSA’s Financial Inspection Manual for financial institutions and related guidelines are revised or amended from time to time. Our implementation of any such changes could result in an increase in our administrative expenses, which could have an adverse effect on the results of operations and financial condition of us and the Bank.

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

The Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”), which was enacted in July 2010, provides a broad framework for significant regulatory changes across most areas of U.S. financial regulations. The Dodd-Frank Act addresses, among other issues, systemic risk oversight, bank capital standards, over-the-counter (“OTC”) derivatives, the ability of banking entities to engage in proprietary trading activities and invest in hedge funds and private equity funds (known as the “Volcker Rule”) and securitization. Implementation of the Dodd-Frank Act is taking place through detailed rulemaking over multiple years by various regulators. Although the final details, impact and timing of the rules remain uncertain, it could result in additional costs, or restrict or otherwise affect the way we conduct our business.

These and similar, or any other kind of significant regulatory developments could adversely affect our capital ratios and operating results. For further details, see “Item 4.B. Business Overview—Regulation.” Since those changes in regulation or fiscal or other policies and their effects are unpredictable and beyond our control, we may be unable to comply with those changes regardless of our efforts. Any such failures could result in administrative or judicial proceedings against us, including suspension of our business and financial penalties, which could materially adversely affect our business, reputation, operating results and financial condition.

We operate in the highly competitive financial services industry.

Deregulation, consolidation among financial institutions, diversification within the financial services industry and the expanded presence of foreign financial institutions and investors have made the Japanese financial services market highly competitive. Moreover, competition in overseas markets has intensified due to global consolidation, convergence and alliances among financial institutions. We compete with various types of financial services companies, including:

•	banking groups, including Japan’s other major banking groups;

•	government-controlled and government-affiliated entities;

•	regional banking institutions;

•	major investment banks; and

•	non-bank financial institutions.

Government actions, such as those taken to stabilize the market and to alter the regulatory framework, may affect our competitive position. In response to the recent financial crisis, the Government of Japan has taken and may adopt policies, including providing fiscal stimulus or extending credit support to other Japanese financial institutions, which adversely affect our competitive position. For example, the National Diet of Japan (“Diet”) enacted a bill that allowed the Japan Post Bank Co., Ltd., one of the world’s largest deposit-taking financial institutions, to expand its business upon notification to and without future approval of the government. Increased competition in Japan may put downward pressure on prices for our financial services, cause us to lose market share or require us to incur additional expenses in order to remain competitive. Internationally, various forms of financial support provided by foreign governments to foreign banks and other financial institutions during the current financial crisis may reduce the cost of capital to those institutions and otherwise give them competitive advantages. There can be no assurance that we will be able to respond effectively to current or future competition.

Damage to our reputation may have an adverse effect on our business and operating results.

Maintaining our reputation is vital to our ability to attract and maintain customers, investors and employees. Our reputation could be damaged through a variety of circumstances, including, among others, fraud or other misconduct or unlawful behavior by directors, officers or employees, systems failures, compliance failures, investigations, adverse litigation judgments or regulatory decisions, or unfavorable outcomes of governmental inspections. Negative media coverage of Japan’s financial services industry or us, even if inaccurate or not applicable to us, may have a materially adverse effect on our brand image and may undermine depositor confidence, thereby affecting our businesses and results of operations. For example, actual or rumored investigations of us or our directors, officers or employees, or actual or rumored litigation or regulatory proceedings, or media coverage of the same, may have a material adverse effect on our reputation and could negatively affect the prices of our securities. Actions by the financial services industry generally or by certain members in the industry can also adversely affect customers’ confidence on the financial services industry. Such reputational harm could also lead to a decreased customer base, reduced revenues and higher operating costs.

Other Risks

Our failure to establish, maintain and apply adequate internal controls over financial reporting could negatively impact investor confidence in the reliability of our financial statements.

In order to operate as a global financial institution, it is essential for us to have effective internal controls, corporate compliance functions, and accounting systems to manage our assets and operations.

As a New York Stock Exchange-listed company and a registrant with the U.S. Securities and Exchange Commission (“SEC”) under section 404 of the U.S. Sarbanes-Oxley Act of 2002, our management is required to assess the effectiveness of our internal control over financial reporting and disclose whether such internal controls are effective. Our independent registered public accounting firm has to conduct an audit to evaluate and then render an opinion on the effectiveness of our internal control over financial reporting. The Financial Instruments and Exchange Act of Japan (“FIEA”) also requires us, as a company listed on a Japanese stock exchange, to file, together with our annual securities reports required by the FIEA, audited internal control reports assessing the effectiveness of our internal controls over financial reporting.

We have established internal controls over financial reporting, as well as rules for evaluating those controls, in order to provide reasonable assurance of the reliability of our financial reporting and the preparation of financial statements. However, these controls may not prevent or detect errors. Any evaluation of effectiveness to future periods is subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. To the extent any issues are identified through the foregoing processes, there can be no assurance that we will be able to resolve them in a timely manner or at all. If this occurs, our reputation may be damaged, which could lead to a decline in investor confidence in us.

Our business operations are exposed to risks of natural disasters, terrorism, pandemics and other calamities.

Our business operations are subject to the risks of natural disasters, terrorism, pandemics, blackouts, geopolitical incidents and other calamities, any of which could impair our business operations. Despite our preparation of operation manuals and other backup measures and procedures, such calamities could cause us to suspend operations and could adversely affect our businesses, financial condition and results of operations. Massive natural disasters such as the Great East Japan Earthquake and any subsequent collateral events, may adversely affect economic conditions in general, the financial conditions of our corporate and individual customers and stock market prices, or cause other negative effects, any or all of which could materially and adversely affect our financial condition and results of operations owing to, for example, an associated increase in the amount of credit-related costs or an increase in losses related to our holdings of securities.

Sales of shares by us or the Bank may have an adverse effect on the market price of our shares and may dilute existing shareholders.

We may issue shares from the unissued portion of our authorized share capital and sell shares held as treasury stock, generally without a shareholder vote. In addition, the Bank may sell any of our shares that it holds. Sales of shares in the future may be at prices below prevailing market prices and may be dilutive.

It may not be possible for investors to effect service of process within the United States upon us or our directors, corporate auditors or senior management, or to enforce against us or those persons judgments obtained in U.S. courts predicated upon the civil liability provisions of the U.S. federal or state securities laws.

We are a joint stock corporation incorporated under the laws of Japan. Almost all of our directors, corporate auditors and senior management reside outside the United States. Many of our assets and the assets of these persons are located in Japan and elsewhere outside the United States. It may not be possible, therefore, for U.S. investors to effect service of process within the United States upon us or these persons or to enforce, against us or these persons, judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal or state securities laws. We believe that there is doubt as to the enforceability in Japan, in original actions or in actions to enforce judgments of U.S. courts, of claims predicated solely upon the U.S. federal or state securities laws mainly because the Civil Execution Act of Japan requires Japanese courts to deny requests for the enforcement of judgments of foreign courts if foreign judgments fail to satisfy the requirements prescribed by the Civil Execution Act, including requirements that:

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

Judgments obtained in U.S. courts, predicated upon the civil liability provisions of the U.S. federal or state securities laws, may not satisfy these requirements.

As a holder of our American Depositary Shares (“ADSs”), you have fewer rights than a shareholder of record in our shareholder register because you must act through the depositary to exercise these rights.

The rights of our shareholders under Japanese law to take actions such as voting their shares, receiving dividends and distributions, bringing derivative actions, examining our accounting books and records and exercising appraisal rights are available only to our shareholders of record. Because the depositary, through its custodian, is the record holder of the shares underlying the ADSs, only the depositary can exercise shareholder rights relating to the deposited shares. ADS holders will not be able to directly bring a derivative action, examine our accounting books and records or exercise appraisal rights.

Pursuant to the deposit agreement among us, the depositary and the holders and beneficial owners of ADSs, the depositary will endeavor to exercise voting and other rights associated with shares underlying ADSs in accordance with instructions given by ADS holders, and the depositary will also pay to ADS holders dividends and distributions collected from us. However, the depositary is permitted under the deposit agreement to exercise reasonable discretion in carrying out those instructions or in making distributions, and is not liable for failure to carry out instructions or make distributions as long as it acts in good faith. Therefore, ADS holders may not be able to exercise voting or other rights associated with the shares underlying ADSs in the manner that they intend, or may lose some or all of the value of dividends or distributions collected from us. Moreover, the deposit agreement may be amended or terminated by us and the depositary without any reason, or consent from or notice to ADS holders. As a result, ADS holders may not be able to exercise rights in connection with the deposited shares exercised in the way they wish or at all.

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

4.A.    HISTORY AND DEVELOPMENT OF THE COMPANY

Legal and Commercial Name

Our legal name is Sumitomo Mitsui Financial Group, Inc. Our commercial name is Sumitomo Mitsui Financial Group (“SMFG”).

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

Information Concerning the Principal Capital Expenditures and Divestitures

In July 2009, the Bank invested ¥27 billion to acquire a 51% interest in ORIX Credit Corporation, a consumer finance provider, which became a consolidated subsidiary of the Bank with ORIX Corporation owning the remaining 49%.

In October 2009, we acquired for ¥565 billion all the operations of the former Nikko Cordial Securities Inc. and a part of the operations of the former Nikko Citigroup Ltd., which have since been combined to form SMBC Nikko Securities Inc.

In December 2009, we terminated a joint business with Daiwa Securities Group Inc. and sold to Daiwa Securities Group our 40% equity interest in the former Daiwa Securities SMBC Co., Ltd., now Daiwa Securities Co. Ltd.

In May 2010, our wholly owned subsidiary, SMFG Card & Credit, Inc., subscribed for a third-party allotment of newly-issued shares of Cedyna’s common stock for a total price of approximately ¥50 billion. As a result, Cedyna, previously our equity-method associate, became our consolidated subsidiary. In May 2011, SMFG Card & Credit completed a share exchange to acquire the remaining outstanding shares of Cedyna, and Cedyna became our wholly owned subsidiary.

In December 2011, the Bank made SMBC Consumer Finance, formerly known as Promise, its consolidated subsidiary with the completion of a tender offer for an aggregate ¥71 billion. Following the tender offer, in the same month, we subscribed for a third-party allotment of newly issued shares of SMBC Consumer Finance’s common stock for a total price of ¥120 billion. On April 1, 2012, SMBC Consumer Finance became our wholly owned subsidiary upon the completion of a share exchange of our common stock for SMBC Consumer Finance’s common stock, including the shares which the Bank owned.

On June 1, 2012, the Bank, Sumitomo Mitsui Finance and Leasing and Sumitomo Corporation, a non-affiliate, acquired the aircraft leasing business of The Royal Bank of Scotland Group plc, and commenced its operation as SMBC Aviation Capital. The final purchase price has not yet been finalized because it will be adjusted based on the assets and liabilities of the acquired business at May 31, 2012.

On June 29, 2012, the Bank transferred all of its shares of ORIX Credit to ORIX and, as a result, ORIX Credit is no longer our subsidiary.

Public Takeover Offers

Not applicable.

4.B.    BUSINESS OVERVIEW

Overview

We are a holding company that directly owns 100% of the issued and outstanding shares of the Bank, one of the largest commercial banks in Japan. We are one of the three largest banking groups in Japan with an established presence across all of the consumer and corporate banking sectors. Our subsidiaries in our commercial banking business include, in addition to SMBC, Kansai Urban Banking Corporation, The Minato Bank, Sumitomo Mitsui Banking Corporation Europe Limited (“SMBC Europe”) and Sumitomo Mitsui Banking Corporation (China) Limited (“SMBC (China)”). Our subsidiaries also include SMBC Nikko Securities and SMBC Friend Securities Co., Ltd. in our securities business; Sumitomo Mitsui Finance and Leasing Company, Limited in our leasing business; and Sumitomo Mitsui Card Company, Limited and Cedyna in our credit card services business. See “Item 4.C. Organizational Structure.”

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

In addition to our Group-wide management philosophy, we have also established a code of conduct. Our code of conduct is designed to be a guideline for the conduct of our directors, officers and other employees in the realization of our Group-wide management philosophy in all areas. Our code of conduct is as follows:

•	to strive to increase shareholder value and simultaneously maintain healthy relationships with our customers, employees and other important stakeholders;

•	to give due consideration to people’s trust in our company, abide by laws and regulations, maintain a high ethical standard, and act fairly and sincerely;

•	to acquire and continuously enhance our knowledge, ability and intelligence, increase productivity in all areas of our business and provide superior financial services at competitive prices;

•	to establish a top-brand company on a global basis by understanding the needs of each customer and providing valuable services according to the changing needs of our customers;

•	to efficiently implement the goals of our business strategy in order to become a leader in selected markets by strategically allocating managerial resources;

•	to proactively promote innovation and creativity in all our business areas in order to stay ahead of competitors;

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

Environment

We recognize preservation of the environment as one of our most important management objectives and strive to achieve harmony with the natural environment in our corporate activities.

Basic Philosophy Regarding the Group’s Environmental Activities

Recognizing the importance of realizing a sustainable society as one of our most important tasks, we make continuous efforts to harmonize environmental preservation and corporate activities in order to support the economy and contribute to the general well-being of society as a whole.

We and our principal Group companies have obtained ISO 14001 certification, the international standard for environmental management systems. Every year we set environmental objectives which we systematically pursue through environmental activities based on a PDCA (Plan, Do, Check and Act) cycle. We officially signed the “Statement by Financial Institutions on the Environment and Sustainable Development” of the United Nations Environment Programme (“UNEP”) in 2002.

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

Description of Operations and Principal Activities

Commercial Banking

We offer commercial banking services to a wide range of customers including individuals, mid-sized companies, small and medium-sized enterprises (“SMEs”), large corporations, governments and governmental entities mainly through the Bank. The Bank has solid franchises in both corporate and consumer banking in Japan. The Bank has long-standing and close business relationships with many companies listed on the First Section of the Tokyo Stock Exchange and long historical relationships with the so-called Sumitomo Group and Mitsui Group companies.

The Bank provides an extensive range of consumer and corporate banking services in Japan and wholesale banking services overseas. In Japan, the Bank accepts deposits from, makes loans to, extends guarantees to and provides other products and services to corporations, individuals, governments and governmental entities. The Bank offers financing solutions through loan syndication, structured finance and project finance to large corporate customers in the domestic and overseas markets, as well as a variety of financing options to domestic mid-sized companies, SMEs and individuals. The Bank also underwrites and deals in bonds issued by or guaranteed by the Government of Japan and local government authorities, and acts in various administrative and advisory capacities for select types of corporate and government bonds. Internationally, the Bank operates through a network of branches, representative offices, subsidiaries and affiliates to provide loan syndication, project finance and cash management services and participate in international securities markets.

The Bank conducts its primary banking business through its five business units: the Consumer Banking Unit, the Middle Market Banking Unit, the Corporate Banking Unit, the International Banking Unit and the Treasury Unit. The Bank’s Investment Banking Unit, Corporate Advisory Division, Private Advisory Division and Transaction Business Division operate across these business units. Further, the Bank has a Corporate Staff Unit, a Corporate Services Unit, a Compliance Unit, a Risk Management Unit and an Internal Audit Unit.

The Bank’s Consumer Banking Unit

The Bank’s Consumer Banking Unit provides financial services to consumers residing in Japan. It offers a wide array of financial services including, but not limited to, personal bank accounts, investment trusts, pension-type insurance products, life insurance products and housing loans.

The operations are mainly conducted through a large and well developed branch network. The Bank had a domestic network consisting of 437 branch offices at March 31, 2012, most of which were located in the Tokyo and Osaka regions. At March 31, 2012, 73 of these branches had “SMBC Consulting Plazas” that provide financial consulting services about asset management and housing loans during extended hours, including weekday evenings, weekends and national holidays, for the convenience of individual customers.

The Bank also operates an extensive network of ATMs in Japan. At March 31, 2012, the Bank offers its customers’ access to 43,824 ATMs, some of which are the Bank’s ATMs and the majority of which are ATMs made available through arrangements with other ATM providers such as convenience store chains.

The Consumer Banking Unit also offers internet banking services for consumers. At March 31, 2012, the Bank’s internet banking services had approximately 12 million registered users. The users are able to transfer funds, perform balance inquiries, make time deposits and foreign currency deposits and buy and sell investment trusts over the internet, as well as over the mobile phone or the traditional telephone.

This business unit offers deposit products, including ordinary deposits and time deposits, and the following products and services through various channels:

•

Housing Loans. Housing loans, which are principally secured by collateral or supported by guarantees, are one of the primary products offered by this business unit. The Bank provides housing loans with a variety of terms and interest rates, including 10- to 35-year term, fixed-rate loans, to meet diversified customer needs. For instance, the Bank offers a housing loan combined with an insurance policy that covers the repayment of the outstanding loan balance in the event the borrower is diagnosed with certain serious diseases.

•

Investment Trust. The Bank, as a broker, provides a variety of investment trust products with varying risk-return profiles that are developed and managed by experienced asset management companies within Japan and overseas.

•

Insurance Products. The Bank, as an agent, offers pension-type insurance, whereby customers who make all premium payments are able to receive annuity payments when they reach a certain age. The Bank, as an agent, also sells a wide range of insurance products, including medical insurance, juvenile insurance, home fire insurance, single-premium whole life insurance, level-premium life insurance and annuities.

•

Securities Intermediary Services for Individuals. The Bank offers a variety of financial products, including foreign currency bonds and structured bonds, to its individual customers to complement its lineup of investment trusts together with its subsidiary SMBC Nikko Securities.

•	Consumer Finance Services. The Bank offers a variety of consumer loan products such as unsecured card loan products to its individual customers.

The Bank also offers the wealth management services to its customers in collaboration with SMBC Nikko Securities and Barclays PLC. See “—Alliance with Barclays.”

The Bank’s Middle Market Banking Unit

The Bank’s Middle Market Banking Unit focuses on building a solution business and responding to various issues which mid-sized companies and SMEs face. This business unit, together with certain of our Group companies, offers its customers lending, cash management, settlement, leasing, factoring, management information systems consulting, collection and investment banking services, through 223 sales channels of the Bank at March 31, 2012. This business unit also provides the following products and services to mid-sized companies and SMEs:

•

Loan products and services to promote socially responsible activities. The Bank provides a variety of loan products and services designed for corporate clients engaging in socially responsible activities. These activities include environmentally friendly activities, improvement of eating habits, development of agricultural and fishery industries, and development of risk management systems for emergency situations. The Bank evaluates their socially responsible activities and offers loans with certain conditions incorporating the results of its evaluation. Furthermore, in connection with these loans, the Bank provides advice in relation to the client’s socially responsible initiatives.

•

Services for Globalizing Corporations. In light of the recent overseas expansion trend among mid-sized companies and SMEs, the Bank focuses on offering products and services whereby the Bank assists those customers entering new markets, especially in China and other Asian countries, and accommodates an increase in their international trade operations.

•

Services to Promote B-to-B Transactions. The Bank, with its subsidiaries and affiliates, provides various internet settlement services to meet its customers’ needs. The Bank has promoted these services to stimulate greater demand for its solutions business for mid-sized companies and SMEs. Using these services, corporate customers are able to transfer money more easily and effectively, and also utilize foreign exchange services to transfer funds to and from their overseas counterparts in foreign currencies.

The Bank’s Corporate Banking Unit

The Bank’s Corporate Banking Unit provides a wide range of financial products and services such as loans, deposits and settlement services, targeting large Japanese corporations and listed companies. This business unit also offers business solutions for the increasingly complex and diverse management issues which large Japanese corporations are currently facing, and supports their active business expansion plans.

This business unit, with the Bank’s Investment Banking Unit, provides products and services such as loan syndication, structured finance, commitment lines and non-recourse loans. As part of its solutions services, the Bank intends to promote opportunities for the capital markets to respond to its customers’ funding and corporate restructuring needs, particularly through SMBC Nikko Securities.

The Bank’s International Banking Unit

The Bank’s International Banking Unit mainly supports companies, financial institutions, sovereign/quasi-sovereign entities outside Japan, and multinational companies operating in Japan. This business unit provides a variety of tailored products and services to meet customer and market requirements, including loans, deposits, clearing services, trade finance, project finance, loan syndication and global cash management services.

At March 31, 2012, the Bank’s international network consisted of 15 branches, 10 sub-branches and 10 representative offices and together with the network of its subsidiaries such as SMBC Europe and SMBC (China), the Bank seeks to meet customers’ needs globally. After April 2011, the Bank newly established representative offices in:

•	New Delhi, the Republic of India in April 2011;

•	Phnom Penh, the Kingdom of Cambodia in February 2012;

•	Istanbul, the Republic of Turkey in February 2012; and

•	Lima, the Republic of Peru in May 2012.

Based on our strategy of expanding our businesses globally, the Bank has been promoting strategic alliances to enhance products and services with leading financial institutions such as Barclays, Vietnam Export Import Commercial Joint Stock Bank, The Bank of East Asia Limited, Kookmin Bank and Kotak Mahindra Bank Limited.

The Bank’s Treasury Unit

The Bank’s Treasury Unit operates in the domestic and international money, foreign exchange, securities and derivatives markets to serve customer needs and the Bank’s own asset and liability management requirements.

To further expand the Bank’s customer base, this business unit also seeks to provide specialized solutions and enhance customer service capabilities in market transactions through the following activities:

•	providing a variety of products from traditional money and foreign-exchange transactions to derivative transactions; and

•	developing channels such as an internet banking site providing foreign exchange transactions to satisfy a variety of requirements and orders from customers.

This business unit also provides underwriting services for the placement of commercial paper.

Others

The Bank also engages in the following business activities through its business units:

•

Payment Services. The Bank handles money remittances for municipalities, public and private corporations and individuals in Japan and overseas. Domestic remittance services are significant in Japan, where checks are rarely used and money remittance is a major means of payment. The Bank also handles the collection for its customers of promissory notes, bills of exchange and checks.

•	Foreign Exchange. The Bank engages in a variety of foreign exchange transactions, including foreign currency exchange, overseas transfers and trade finance for export and import activities.

In cooperation with the Bank’s business units and SMBC Nikko Securities, the Bank also engages in the following business activities:

•	Investment Banking Unit. The Investment Banking Unit provides a broad range of sophisticated financial products and services, as follows:

•

Customized Financial Services and Financing Solutions. The Bank provides a wide range of innovative financial services and financing solutions to its corporate clients, including loan syndication, structured finance, project finance, acquisition financing such as LBO and MBO financing, non-recourse real estate finance, securitization, derivatives, and M&A advisory.

•

Securities Intermediary Services for Corporate Clients. The Bank provides corporate clients with securities intermediary services, and offers structured bonds, subordinated bonds and other products to corporate clients in cooperation with SMBC Nikko Securities.

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

•	Other Trust Services. The Bank offers other trust services to its customers, including monetary claims trusts for asset securitizations and trusts for structured finance.

•	Principal Investments. The Bank, directly or through private equity funds, invests in corporate customers seeking to restructure or reorganize themselves or expand their businesses.

•

Solutions Related to Growing Industrial Sectors. The Bank provides a wide range of solutions to corporate customers addressing businesses related to growing industrial sectors, such as environmental, natural resources, water and new energy industries. As for the environmental industry, we undertake the trading of emission credits.

•

Corporate Advisory Division. The Corporate Advisory Division complements our service lineup for both listed and non-listed companies, providing financial solutions for the increasingly sophisticated and diverse management issues faced by corporate clients. This division provides a centralized information platform that maintains the Bank’s accumulated information and knowledge concerning a wide range of industries. Leveraging this centralized information platform, this division provides the Bank’s customers with proposals for strategic initiatives to help enhance their corporate value. This division establishes a separate team for each project and works in cooperation with the Bank’s other departments and our Group companies, including SMBC Nikko Securities and Sumitomo Mitsui Finance and Leasing. This division aims to offer comprehensive solutions for M&A, strategic investment, business alliances and other management issues.

•

Private Advisory Division. The Private Advisory Division addresses areas where the needs of individuals and corporate clients overlap, including private banking, workplace banking and business succession consulting.

•

Transaction Business Division. The Transaction Business Division complements our transaction and financing services, including cash management, settlement, foreign exchange, supply chain finance, for our corporate clients. This division aims to offer a variety of products and services to capture customers’ cash flows and business flows.

In addition to the Bank, our domestic banking subsidiaries include local financial institutions, such as Kansai Urban Banking Corporation and The Minato Bank, as well as The Japan Net Bank, Limited. Kansai Urban Banking Corporation and The Minato Bank, as regional financial institutions based in Kansai area, provide commercial banking services to corporations and individuals. The Japan Net Bank, as an internet bank, provides internet-based services such as deposits, loans and investment products.

Our foreign banking subsidiaries include SMBC Europe, SMBC (China), Manufacturers Bank, Sumitomo Mitsui Banking Corporation of Canada, Banco Sumitomo Mitsui Brasileiro S.A., ZAO Sumitomo Mitsui Rus Bank, PT Bank Sumitomo Mitsui Indonesia and Sumitomo Mitsui Banking Corporation Malaysia Berhad. At March 31, 2012, in China there are 15 offices which are composed of eight branches including the head office and four sub-branches of SMBC (China), and one branch and two representative offices of the Bank.

Securities

SMBC Friend Securities

SMBC Friend Securities, our wholly owned subsidiary, is a full-line securities company focusing on retail business. SMBC Friend Securities has a nationwide network that offers services tailored to the needs of its clients and offers online financial consulting services.

SMBC Nikko Securities

As one of the major Japanese securities companies, SMBC Nikko Securities offers a wide range of financial products and investment consultation and administrative services to its individual and corporate customers in Japan. For individual customers, SMBC Nikko Securities provides consulting services to meet diversified asset management needs at 109 branches nationwide, and a widely used online trading tool. For corporate customers, it also offers trading capabilities and financial products, debt and equity underwriting, and M&A advisory services, mainly in Japan.

In October 2009, SMBC Nikko Securities was formed as a wholly owned subsidiary of the Bank through the Bank’s acquisition of all the shares of Nikko Cordial Securities Inc., which engaged mainly in the retail business, and the domestic debt and equity underwriting and certain other businesses of Nikko Citigroup Ltd., which engaged mainly in the wholesale business.

SMBC Nikko Securities, together with its overseas subsidiaries, SMBC Nikko Securities (Hong Kong) Limited, SMBC Nikko Capital Markets Limited and SMBC Nikko Securities America, Inc., seeks to provide financial services such as brokerage services of Japanese stocks and M&A advisory services to clients on a global basis.

To strengthen our cross border M&A and other advisory services to Japanese companies, SMBC Nikko Securities, the Bank and Moelis & Company, a global investment bank headquartered in New York, established a business alliance in March 2011. In February 2012, we invested approximately $93 million in Moelis & Company to enhance the existing business alliance.

Business Alliance with Citigroup

In May 2009, we entered into a strategic business alliance with Citigroup Inc. centering on a variety of collaborative activities between SMBC Nikko Securities and Citigroup. As part of this alliance, Citigroup provides us with access to its global corporate and investment banking networks, including sales and trading and M&A services. The long-standing relationship between Citigroup and the former Nikko Cordial Securities in the origination and distribution of financial products in Japan and globally is being upheld with SMBC Nikko Securities.

Termination of Our Alliance with Daiwa Securities Group

In December 2009, we terminated our Daiwa Securities SMBC joint business with Daiwa Securities Group Inc. We sold our 40% equity investment in the former Daiwa Securities SMBC to Daiwa Securities Group, which held the remaining 60%. Through the joint business, which lasted ten years, we engaged in the wholesale securities business and provided a variety of financial services to the Bank’s corporate customers. We currently offer many of these services through SMBC Nikko Securities. Upon the termination, we and Daiwa Securities Group agreed that Daiwa Securities SMBC Principal Investments Co. Ltd., which was a wholly owned subsidiary of Daiwa Securities SMBC, will continue as a joint venture between Daiwa Securities Group (which owns 60% of the shares) and the Bank (which owns the remaining 40%).

In July 2010, we also terminated our Daiwa SMBC Capital joint business with the Daiwa Securities Group and executed a company split to form SMBC Venture Capital Co., Ltd., which became our consolidated subsidiary, of which we own 40%.

Leasing

Sumitomo Mitsui Finance and Leasing

Sumitomo Mitsui Finance and Leasing, one of the major leasing companies in Japan, provides a variety of leasing services including equipment lease, operating lease, leveraged lease, and aircraft operating lease. In 2007, Sumitomo Mitsui Finance and Leasing was formed as a result of the merger of SMBC Leasing and Sumisho Lease. We have a 60% equity interest in Sumitomo Mitsui Finance and Leasing, while the remaining 40% is held by Sumitomo Corporation, a non-affiliate.

In November 2010, Sumitomo Mitsui Finance and Leasing established SFI Leasing Company, Limited, a joint business with Sony Corporation, in order to further develop our leasing and rental business.

On June 1, 2012, the Bank, Sumitomo Mitsui Finance and Leasing and Sumitomo Corporation acquired the aircraft leasing business of The Royal Bank of Scotland Group plc, and commenced its operation as SMBC Aviation Capital. Together with an existing aircraft leasing unit, we and Sumitomo Corporation intend to further expand and develop the aircraft leasing business in Asia and other emerging markets.

In addition to the above companies, our U.S. subsidiary SMBC Leasing and Finance, Inc. engages in the leasing business, and our associate Sumitomo Mitsui Auto Service Company, Limited engages in the auto leasing business.

Credit Card

Sumitomo Mitsui Card

Sumitomo Mitsui Card is a leading company in Japan’s credit card industry, having introduced the Visa brand into the Japanese market. Sumitomo Mitsui Card conducts a comprehensive credit card business with a strong brand, and offers a variety of settlement and finance services to meet diverse customer needs.

We, Sumitomo Mitsui Card, the Bank and NTT DoCoMo, Inc. formed a strategic business and capital alliance in credit payment service. We have 66% equity interest in Sumitomo Mitsui Card, while the remaining 34% is held by NTT DoCoMo. Pursuant to the alliance, Sumitomo Mitsui Card offers a credit payment service using NTT DoCoMo’s mobile phones equipped with contactless IC chips.

In addition, Sumitomo Mitsui Card issues a variety of affiliated credit cards in cooperation with partners including, but not limited to, railway companies, airline companies, department stores, and retailers, to satisfy both these partners’ and cardholders’ needs. Sumitomo Mitsui Card also provides services for customers such as travelers and retailers both in Japan and China, in alliance with China UnionPay Co., Ltd., a bankcard association established in the People’s Republic of China.

Cedyna

Cedyna conducts credit card, installment (such as shopping credit and automobile loan), and solution (such as collection outsourcing and factoring) businesses.

In April 2009, Central Finance and QUOQ merged into OMC Card, creating Cedyna. Cedyna became our subsidiary after SMFG Card & Credit subscribed to Cedyna’s third-party share allotment in May 2010. Subsequently, in May 2011, Cedyna became our wholly owned subsidiary when SMFG Card & Credit completed a share exchange to acquire the remaining outstanding shares of Cedyna.

On March 31, 2012, Cedyna made SMBC Finance Service Co., Ltd. a wholly owned subsidiary. SMBC Finance Service, which had been a subsidiary of the Bank before the reorganization, provides collection outsourcing services and has a strong customer base and internet settlement know-how. Cedyna will transfer its own solution business to SMBC Finance Service in order to strengthen its competitive edge by taking advantage of scale and promoting streamlining.

Others

In addition to the above companies, our subsidiary Sakura Card Co., Ltd. and our associate Pocket Card Co., Ltd. also engage in the credit card business.

Other Major Group Companies and Alliances

The Japan Research Institute

The Japan Research Institute, Limited is our wholly owned subsidiary that provides financial consultation services on management reform, IT, the planning and development of strategic information systems and outsourcing. It also conducts diverse activities including domestic and international economic research and analysis, policy recommendations and business incubation.

In 2009, The Japan Research Institute sold 50% of the shares in JSOL Corporation to NTT Data Corporation, which resulted in JSOL becoming our associate. Prior to the sale, JSOL had been a wholly owned subsidiary of The Japan Research Institute. JSOL offers information technology solutions to customers in the general industrial, financial and public sectors.

SMBC Consumer Finance

SMBC Consumer Finance, which changed its trade name from Promise on July 1, 2012, is a core entity in our consumer finance business. It provides consumer loans that consist mainly of unsecured loans to individuals, and conducts other business including loan guarantee business. SMBC Consumer Finance guarantees certain consumer loans made by the Bank.

We decided to make SMBC Consumer Finance our wholly owned subsidiary in order to reinforce its consumer finance business, to enhance our earnings generation capacity, and to better achieve the expansion of our consumer finance business centered on SMBC Consumer Finance. In December 2011, the Bank made SMBC Consumer Finance its consolidated subsidiary with the completion of a tender offer. Following the tender offer, we subscribed for a third-party allotment of newly issued shares of SMBC Consumer Finance’s common stock. On April 1, 2012, SMBC Consumer Finance became our wholly owned subsidiary upon the completion of a share exchange of shares of our common stock for SMBC Consumer Finance’s common stock, including the shares which the Bank owned.

ORIX Credit

ORIX Credit offers a wide range of card loan products, focusing on a card loan with a low interest rate and large credit line, and has expanded its business operation by gaining as customers high-income individuals. In July 2009, the Bank acquired a 51% interest in ORIX Credit as part of a collaborative initiative with ORIX, and ORIX Credit became a consolidated subsidiary of the Bank. In March 2011, ORIX Credit entered into a business alliance agreement with SMBC Consumer Finance regarding loan guarantees.

On June 29, 2012, the Bank transferred all of its shares of ORIX Credit to ORIX and, as a result, ORIX Credit is no longer our subsidiary.

Alliance with Barclays

Following an agreement in 2008 between Barclays and the Bank to explore joint business development opportunities, the Bank acquired newly issued shares of Barclays common stock for approximately £500 million. In April 2010, Barclays, the Bank and SMBC Nikko Securities established a division in SMBC Nikko Securities to provide wealth management services to high-net-worth individuals in Japan. In May 2010, the Bank entered into a business alliance agreement with Absa Bank Limited, a group company of Barclays, regarding collaboration on services to Japanese companies in South Africa and other African countries. We have intensified our management-level communications with Barclays regarding, for example, the effects of strengthened regulation of the global banking industry. The Bank believes these initiatives will yield mutual benefits and will facilitate business expansion for us in targeted growth business areas, both foreign and domestic.

Credit Loss Protection Agreement with Goldman Sachs

To expand its overseas portfolio and revenue, the Bank entered into agreements with Goldman Sachs in 2003 to provide credit protection to Goldman Sachs’ extension of credit to their investment grade clients in exchange for receiving a proportion of the fees and interest income from the borrowers. In connection with the agreements, Goldman Sachs established certain wholly owned subsidiaries (the “William Street Entities”) that might make credit commitments and extensions. Goldman Sachs entered into credit loss protection arrangements with the Bank in order to hedge in part the credit risk to its investment in the William Street Entities. The Bank, through its Cayman Islands branch, would issue letters of credit in exchange for fees equal to a portion of the fees and interest to be paid by the borrowers to the William Street Entities. The first letter of credit (“FLC”), was issued in 2003 in a maximum available amount of $1 billion, and is available over a 20-year period, subject to early termination or extension. Also, from time to time over a 20-year period, subject to early termination or extension and other conditions, upon the request of Goldman Sachs, the Bank has issued letters of credit and may issue one or more additional letters of credit (each a second letter of credit (“SLC Series”) exposing the Bank to risk rated BBB/Baa2 or higher in an aggregate maximum available amount of $1.125 billion). Goldman Sachs may draw on the letters of credit in the event that Goldman Sachs realizes certain losses (“Specified Losses”), with respect to loan commitments or loans extended thereunder that Goldman Sachs has entered into with specified borrowers approved by the Bank and Goldman Sachs.

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

At the time the Bank entered into the above credit protection agreements, SMFG issued Type 4 preferred stock amounting to ¥150.3 billion to Goldman Sachs and SMFG and the Bank entered into a business cooperation agreement with Goldman Sachs. However all the Type 4 preferred stock has been converted to common stock and the business cooperation agreement has expired, except for certain rights which will expire in January 2014.

Management Policies

We aim to be a globally competitive and trusted financial services group by maximizing our strength of Spirit of Innovation, Speed and Solution & Execution. We launched a medium-term management plan in May 2011 for the three years from the fiscal year ended March 31, 2012 to the fiscal year ending March 31, 2014, with the two management objectives as follows:

•	Aim for top quality in strategic business areas; and

•	Establish a solid financial base and corporate infrastructure to meet the challenges of financial regulations and the highly competitive environment.

The following four financial objectives and targets were set with the aim of improving and seeking a balance between financial soundness, profitability and growth.

Financial Soundness.

•	Achieve sufficient Core Tier I ratio as required for a global player;

Profitability.

•	Enhance risk-return profile by improving asset quality;

•	Aim for top-level cost efficiency among global players; and

Growth.

•	Expand international business especially in Asia by capturing business opportunities in growth markets.

Our basic policy for the fiscal year ending March 31, 2013 is as follows: “Move forward steadily towards the targets of the medium-term management plan, capturing opportunities with proactive ideas and actions.” We also intend to continue to implement initiatives for the two strategies—(1) strengthening initiatives in strategic business areas and (2) establishing a solid financial base and corporate infrastructure—of the medium-term management plan.

(1) Strengthen initiatives in strategic business areas

Financial consulting for retail customers. We intend to continue to make efforts to improve our financial consulting capabilities for retail customers, whose needs are diversifying, through initiatives including an expansion of the product line-up in the securities intermediary business and a reinforcement of insurance business at the Bank. At the same time, we intend to strengthen our client base by promoting collaboration between the Bank’s Middle Market Banking Unit and Consumer Banking Unit, and cross-selling on a Group-wide basis. In addition, we plan to offer products and services addressing individuals’ important life events. We also plan to enhance transaction services and our consumer finance business for retail customers on a Group-wide basis by consolidating the management function of Group companies engaged in these businesses into Consumer Finance & Transaction Business Department.

Tailor-made solutions for corporate clients. We plan to strengthen responsiveness to customers by reorganizing our marketing framework and optimizing staff allocation. Specifically, we plan to reinforce our lending business and our solution providing capabilities in order to more effectively accommodate diversified and sophisticated financing needs of clients from the planning stage.

Commercial banking in emerging markets, especially Asia. We intend to accommodate Japanese clients’ needs, including supporting their international business development, more effectively and in a more integrated manner, and reinforce our growing businesses, including infrastructure finance and trade finance, by expanding our global network, promoting collaboration between domestic and overseas offices and between business units, and strengthening marketing functions associated with investment banking business in Asia. In addition, we plan to secure stable foreign currency funding sources to accommodate an increase of overseas assets.

Broker-dealer services and investment banking. We plan to reinforce SMBC Nikko Securities, the principal driver of our securities business, by further promoting collaboration with the Bank and enhancing wholesale securities business capabilities for cross-border M&A and other advisory services.

Non-asset business (payment and settlement services and asset management). We aim to accommodate the transaction services needs and accompanying financing needs of corporate clients the world over by flexibly and quickly offering products and services in a more integrated manner. To this end, we intend to leverage the functions of the newly established Transaction Business Planning Department, which devises long-term, integrated transaction services business strategies for our Group and manages settlement risk, and the Transaction Business Division, which promotes transaction services businesses for corporate clients. Regarding our asset management business, we aim to reinforce collaboration within our Group and with overseas asset management companies.

(2) Establish a solid financial base and corporate infrastructure

In order to strengthen our corporate infrastructure to support sustainable development of our international business, we plan to upgrade our risk management system, develop human resources with international business capabilities and promote national staff. We also aim to upgrade our Group-wide management capabilities by diversifying and enhancing our business portfolio through rebalancing while reinforcing strategic business areas, and pursuing operational efficiency through business process re-engineering. Regarding compliance, we intend to further reinforce our compliance system to address the changing regulatory environment and to more effectively meet local laws and regulations in view of the Group-wide development of our international business.

Through these initiatives, we aim to achieve steady results, and further increase the value for our clients and shareholders, financial markets, and society.

Revenues by Region

The following table sets forth the percentage of our total operating income under IFRS for the fiscal years ended March 31, 2012, 2011 and 2010, based on the total operating income of our offices in the indicated regions. For each of the periods presented, we earned most of our total operating income in Japan, where we compete with other major Japanese banking groups and financial service providers. We earn the remainder in the Americas, Europe and Middle East, and Asia and Oceania, where we mainly compete with global financial institutions.

	For the fiscal year ended March 31,
	2012	2011	2010
Region:
Japan	88%	90%	86%
Foreign:
Americas	3%	4%	7%
Europe and Middle East	4%	2%	4%
Asia and Oceania (excluding Japan)	5%	4%	3%

Total	100%	100%	100%

Seasonality

Our business is not materially affected by seasonality.

Sources and Availability of Raw Materials

We are not reliant on any particular source of raw materials.

Marketing Channels

Please see “Item 4.B. Business Overview—Description of Operations and Principal Activities” for a discussion of our marketing channels.

Regulation

Our businesses are subject to extensive regulation, including the effects of changes in the laws, regulations, policies, voluntary codes of practice and interpretations in Japan, and the other jurisdictions in which we operate. On the other hand, deregulation of banking activities in Japan, and more generally of the Japanese financial system, has proceeded. This deregulation is altering two structural features of Japan’s financial system: (1) the separation of banking and securities businesses and (2) distinctions among the permissible activities of Japan’s two principal types of private banking institutions: ordinary banks (futsu-ginko; including both city banks, of which the Bank is one, and regional banks) and trust banks. We also face competition from some government entities, including Japan Post Bank Co., Ltd., one of the world’s largest deposit-taking financial institutions. The Government of Japan has begun to privatize or eliminate several government institutions, in connection with which Japan Post Holdings Co., Ltd., in 2007 became a joint stock corporation, holding shares of four operating companies. Privatization of Japan Post’s banking and insurance subsidiaries, which was originally planned to be completed by 2017, was suspended in December 2009. In April 2012, a law was enacted to abolish the deadline of the privatization of Japan Post’s banking and insurance subsidiaries.

The former Securities and Exchange Act separated the commercial banking business from the securities business in Japan. However, the Act on Arrangement of Relevant Acts for the Financial System Reform and the subsequent amendment to the Banking Act now permit banks with the FSA approval to establish or otherwise own domestic and overseas subsidiaries to engage in securities businesses. Since 2004, banks have been permitted to engage in securities intermediation, and more recent amendments have permitted banks to solicit customers for securities trades and act as intermediaries with respect to the resulting trades for securities companies.

Within the Japanese consumer banking sector, the deregulation of interest rates on yen deposits has enabled banks to offer customers an increasingly attractive and diversified range of new products. We face competition in this sector from the other city and regional banks as well as from Japan Post Bank. Japanese banks have been competing with one another by developing innovative proprietary computer technologies to allow them to deliver basic banking services in a more efficient manner and to create sophisticated new products in response to customer demand.

In addition, the deregulation described above has made the Japanese banking industry highly competitive. For example, the deregulation of the separation of banking and securities businesses enabled the integration and restructuring of Japanese financial institutions that resulted in larger and more integrated financial institutions.

In international markets, we face competition from other commercial banks and similar financial institutions, particularly major international banks and the leading domestic banks in those financial markets in which we conduct business.

Japan

Pursuant to the Banking Act, the FSA has the authority in Japan to supervise banks, bank holding companies and banks’ principal shareholders, meaning bank shareholders having 20% (or 15% in some cases) or more of the voting rights of a bank. The Bank of Japan (“BOJ”) also has supervisory authority over banks in Japan based primarily on its contractual agreements and transactions with Japanese banks. Only companies licensed by the Prime Minister are defined as banks under the Banking Act, and licenses may be granted only to a kabushiki kaisha, a joint stock corporation, with paid-up capital of ¥2 billion or more.

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

The FSA’s authority includes approving:

•	applications for licenses to operate a bank or bank holding company and revoking those licenses;

•	becoming a principal shareholder;

•	reductions in capital;

•	changes of corporate name;

•	establishment or closure of overseas offices;

•	establishment or acquisition of certain subsidiaries and acquisition of more than 5% of the voting rights in Japanese companies other than subsidiaries;

•	mergers, corporate splits or business transfers; and

•	dissolutions or discontinuations of business by existing banks.

The FSA may also instruct a Japanese bank to suspend its business or to remove directors if the bank violates laws, other regulations or their articles of incorporation or commits acts contrary to public policy. The FSA may also direct a Japanese bank in financial difficulties to hold certain property in Japan for the protection of depositors and to take other actions. Under the prompt corrective action (“PCA”) system, the FSA may take corrective actions in the case of capital deterioration of financial institutions. These actions include (1) requiring a financial institution to formulate and implement reform measures, (2) requiring it to reduce its assets or take other specific actions and (3) issuing an order suspending all or part of its business operations.

The Ministry of Finance and the FSA have introduced a number of regulatory measures into the banking sector in Japan to secure sound management of banks, as well as measures to increase the transparency of the regulatory process, including the following:

Bank Holding Company Regulations. A bank holding company is prohibited from carrying on any business other than management of its subsidiaries and other incidental businesses. A bank holding company may have any of the following as a subsidiary: a bank, a securities company, an insurance company or a foreign subsidiary that engages in the banking, securities or insurance business. In addition, a bank holding company may have as a subsidiary any company that engages in finance-related business, such as a credit card company, a leasing company or an investment advisory company. Certain companies that are designated by ministerial ordinance as those that cultivate new business fields may also become the subsidiary of a bank holding company.

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

Net Deferred Tax Assets. Under FSA guidelines, the amount of net deferred tax assets that can be recorded without diminishing the Tier I capital of major Japanese banks and their holding companies (including us and the Bank) is limited to 20% of the level of their Tier I capital.

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

The FSA has issued operating guidelines, called the Financial Inspection Manual, on inspection of financial institutions that include credit-risk management and the standards for write-offs and reserves. The Financial Inspection Manual itself does not have the force of law, but the FSA inspection of banks is based on the Financial Inspection Manual. As a result of an inspection, the FSA may exercise its authority over a bank under the Banking Act to suspend or terminate its banking business.

Inspection of Banks. The Banking Act authorizes the FSA to inspect banks and bank holding companies in Japan at any time and with any frequency. Such inspections are conducted by officials from the FSA’s Inspection Department. The FSA monitors the financial soundness of banks and the status and performance of their control systems for business activities by evaluating banks’ systems of self-assessment, auditing their accounts and reviewing their compliance with laws and regulations. Bank inspection is performed pursuant to the Financial Inspection Manual, which emphasizes the need for: bank self-assessment rather than assessment based on the advice of the government authority, and risk management by each bank instead of a mere assessment of its assets. In 2005, the FSA announced that it would change its approach in inspections and shift its emphasis from normalizing the NPLs problem to the protection of consumer interests and strengthening the Japanese financial system through private sector initiatives. Under this framework, which took effect in 2007, FSA inspections emphasize dialogue between inspectors and financial institutions and enhanced verification of risk management and compliance systems. The current framework also introduces a financial inspection ratings system, which provides inspection results in the form of graded evaluations intended to offer an incentive for management action as well as an indication of the FSA’s subsequent regulatory stance with respect to the financial institution in terms of, among other things, frequency and scope of inspections. The FSA has also issued non-binding guidelines to clarify its interpretation and enforcement policies of the Banking Act and related regulations.

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

Capital Adequacy Requirements

In 1988, the Basel Committee issued the Basel Capital Accord. The Basel Capital Accord, which was endorsed by the G-10 central bank governors, established a risk-weighted capital ratio as the principal measure of capital adequacy. The Basel Capital Accord sets minimum risk-weighted capital ratios for the purpose of maintaining sound management of banks which have international operations. The minimum risk-weighted capital ratio required is 8% on both a consolidated and nonconsolidated basis.

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

In 2004, the Basel Committee issued the amended Basel Capital Accord (“Basel II”), which includes detailed measurement of credit risk, the addition of operational risk, a supervisory review process and market discipline through disclosure. These amendments did not change the minimum risk-weighted capital ratio of 8% applicable to banks with international operations (including the Bank). These rules took effect in Japan in 2007, and since 2008 banks are able to apply the advanced IRB approach for credit risk and the AMA for operational risk.

In addition to new methods for risk-weighting and new requirements to measure and establish reserves for operational risk, the new FSA capital adequacy guidelines also required Japanese banks and bank holding companies to expand their disclosure regarding capital ratio data. Banks and bank holding companies must include detailed disclosure in their annual and semiannual Japanese language disclosure reports (disclosure shi). The required disclosure includes detailed information regarding risk-weighting calculations and operational risk measurement calculations underlying capital ratio data. Under the Banking Act and its related regulations, banks and bank holding companies are required to publish their annual disclosure reports within four months of the end of the fiscal year and to publish their semiannual disclosure reports within four months of the end of the interim period.

In July 2009, the Basel Committee approved a final package of measures to enhance certain elements of the Basel II framework which includes an increase of the risk weights of resecuritization instruments and revisions of certain trading book rules (referred to as “Basel 2.5”), and the FSA’s capital adequacy guidelines which reflect such framework have been applied in Japan from December 2011.

In September 2009, the Group of Central Bank Governors and Heads of Supervision reached an agreement on several key measures to strengthen regulation of the banking sector, and in December 2009 the Basel Committee published a consultative document entitled “Strengthening the resilience of the banking sector” containing proposals on these measures centering on several core areas. The Basel Committee’s proposals focused on raising the quality, consistency and transparency of the regulatory capital base through measures including a requirement that the predominant form of Tier I capital must be common shares and retained earnings; limitations on the use of hybrid instruments with an incentive to redeem; a requirement that regulatory adjustments, including deductions of the amount of net deferred tax assets which rely on the future profitability of a bank, be applied to common equity generally; and a requirement for additional disclosure regarding regulatory capital levels.

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

In July 2010, the Group of Central Bank Governors and Heads of Supervision reached a broad agreement on the overall design of the Basel Committee’s capital and liquidity reform package. In addition, in August 2010, the Basel Committee issued for consultation a proposal to enhance the loss absorbency function of regulatory capital. In September 2010, the Group of Central Bank Governors and Heads of Supervision announced a substantial strengthening of existing capital requirements. The framework of the proposed reform was endorsed by the G-20 leaders at their Seoul summit in November 2010. These capital reforms will increase the minimum common equity requirement from 2% to 4.5% and require banks to hold a capital conservation buffer of 2.5% to withstand future periods of stress, bringing the total common equity requirement to 7%. The Tier I capital requirement will also be increased from 4% to 6% (together with the above capital conservation buffer, to 8.5%). The total capital requirement will remain at the existing level of 8% but will be increased to 10.5% with the capital conservation buffer. In addition, a countercyclical buffer within a range of 0% to 2.5% of common equity or other fully loss-absorbing capital will be implemented according to national circumstances. The Group of Central Bank Governors and Heads of Supervision also agreed on transitional arrangements for implementing the new standards. Under the transitional arrangements, these new capital requirements will be phased in between January 1, 2013 and January 1, 2019. In December 2010, the Basel Committee published the new Basel III rules text. To reflect changes made by the Basel Committee, the FSA changed its capital adequacy guidelines and the changes will be generally applied from March 31, 2013, which generally reflects the main measures of the minimum capital requirements of the Basel Committee that are scheduled to be phased in starting January 1, 2013.

On November 4, 2011, the FSB released its list of 29 banks which are G-SIFIs, and this list included us. Because we have been identified as a G-SIFI, we are subject, among other things, to resolution-related requirements described in the FSB’s “Key Attributes of Effective Resolution Regimes for Financial Institutions.” In particular, the FSB has required the initial group of G-SIFIs, by the end of 2012, to have in place a recovery and resolution plan, including a group-level plan, containing various specified elements, to be subject to regular resolvability assessments. The FSB will revise and update its list of G-SIFIs on an annual basis and G-SIFIs included on the list in November 2014 will be subject to an additional loss absorbency requirement that will be phased in from January 2016 with full implementation by January 2019. If we are identified as a G-SIFI in November 2014, we will be required to maintain 1% to 2.5% additional loss absorption capacity above the Basel III common equity Tier I minimum requirement of 7%, depending upon our systemic importance as determined by the FSB. Furthermore, as a disincentive for banks facing the highest required level of common equity Tier I to “increase materially their global systemic importance in the future,” an additional 1% charge could be applied. Also beginning in November 2014, so long as we are identified as a G-SIFI, we will be subject to stronger supervisory mandates and higher supervisory expectations for risk management functions, data aggregation capabilities, risk governance and internal controls. The substance of this heightened supervision has not yet been fixed, but we anticipate that at a minimum any rules will contain more stringent reporting requirements and impose common frameworks for data aggregation and internal risk management processes on G-SIFIs.

Our securities subsidiaries in Japan are also subject to capital adequacy requirements under the FIEA. Under the requirements, securities firms must maintain a minimum capital adequacy ratio of 120% on a nonconsolidated basis and must file periodic reports with the Commissioner of the FSA or the Director-General of the appropriate Local Finance Bureau, and also publicly disclose their capital adequacy ratio on a quarterly basis. Failure to meet the capital adequacy requirements will trigger mandatory regulatory action. For example, a securities firm with a capital adequacy ratio of greater than 120%, but less than 140% will be required to file daily reports with the Commissioner of the FSA or the Director-General of the appropriate Local Finance Bureau. A securities firm with a capital adequacy ratio of less than 120% may be ordered to change its business conduct, place its property in trust or be subject to other supervisory orders, as the relevant authorities deem appropriate. A securities firm with a capital adequacy ratio of less than 100% may be subject to temporary suspension of all or part of its business operations or cancellation of its license to act as a securities broker and dealer.

The capital adequacy ratio for securities firms is defined as the ratio of adjusted capital to a quantified total of business risks, which include market risks, counterparty risks and operational risks (e.g., risks in carrying out daily business activities, such as administrative problems with securities transactions and clerical mistakes) quantified in the manner specified by a rule promulgated under the FIEA. Adjusted capital is defined as net worth less illiquid assets, as determined in accordance with Japanese GAAP. Net worth consists mainly of stated capital, additional paid-in capital, retained earnings, reserves for securities transactions, certain allowances for doubtful current accounts, net unrealized gains (losses) in the market value of investment securities, and subordinated debt. Illiquid assets generally include non-current market assets, certain deposits and advances, and prepaid expenses.

In May 2010, the FIEA was amended, introducing a minimum capital adequacy requirement on a consolidated basis applicable to securities firms whose total assets exceed ¥1,000 billion. These amendments became effective from April 1, 2011.

PCA and Self-Assessment

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

Pursuant to the Japanese Institute of Certified Public Accountants (“JICPA”), guidelines, the outcome of each financial institution’s self-assessment leads to substantially all of a bank’s loans and other claims on customers being analyzed by classifying obligors into five categories: (1) normal borrowers; (2) borrowers requiring caution; (3) potentially bankrupt borrowers; (4) effectively bankrupt borrowers; and (5) bankrupt borrowers. The reserve for possible loan losses is then calculated based on the obligor categories. FSA guidelines require banks to classify their assets not only by the five categories of obligor but also by four categories of quality. The Bank has adopted its own internal guidelines for self-assessment which conform to guidelines currently in effect and comply with the PCA system requirements.

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

Prompt Warning System

The prompt warning system currently in effect allows the FSA to take precautionary measures to maintain and promote the sound operation of financial institutions before those financial institutions become subject to the PCA system. These measures include requiring a financial institution to reform: (1) profitability, if deemed necessary to improve profitability based upon a fundamental profit index; (2) credit risk management, if deemed necessary to reform management of credit risk based upon the degree of large credit concentration and other circumstances; (3) stability, if deemed necessary to reform management of market and other risks based upon, in particular, the effect of securities price fluctuations; and (4) cash flow management, if deemed necessary to reform management of liquidity risks based upon deposit trends and level of reserve for liquidity.

Deposit Insurance System

The Deposit Insurance Act was enacted to protect depositors when financial institutions fail to meet their obligations. The DIC implements the law and is supervised by the Prime Minister and the Minister of Finance. Subject to limited exceptions, the Prime Minister’s authority is delegated to the FSA Commissioner.

Since April 2010, the DIC receives annual insurance premiums from member financial institutions equivalent to 0.107% of deposits that bear no interest, are redeemable upon demand and are used by depositors primarily for payment and settlement purposes, and premiums equivalent to 0.082% of other deposits. Beginning from April 2012, if there is no member financial institutions fail during the fiscal year, a premium rate of 0.089% for deposits primarily for payment and settlement purposes, and a premium rate of 0.068% for other deposits, will be applied and the amount equivalent to 0.018% of deposits primarily for payment and settlement purposes, and 0.014% of other deposits, without interest, will be reimbursed to the member institutions. The same formula will apply for the fiscal years beginning from April 2013 and 2014.

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

Resolutions of Failed Financial Institutions

The Deposit Insurance Act currently provides a permanent system for resolving failed financial institutions.

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

The Resolution and Collection Corporation

The Resolution and Collection Corporation ( “RCC”), a wholly owned subsidiary of the DIC, is permitted to purchase underperforming loan receivables from failed financial institutions. The DIC guarantees financing for the RCC’s business and compensates the RCC for losses that it incurs.

Special Measures Act Concerning Facilitation of Reorganization by Financial Institutions, Etc.

Under the Special Measures Act Concerning Facilitation of Reorganization by Financial Institutions, Etc.: (1) for one year after the merger or transfer of the entire business of a financial institution, the maximum amount to be covered by the deposit insurance will be ¥10 million multiplied by the number of parties to the merger or business transfer; and (2) the procedures are simplified to a certain extent in connection with the transfer of an entire business or a merger with another financial institution by a financial institution that is made in accordance with a management base-strengthening plan that has been approved by the government.

Capital Injection by the Government

In response to the 2008 financial turmoil, amendments to the Special Measures Act for Strengthening Financial Functions, the Special Measures Act Concerning Facilitation of Reorganization by Financial Institutions, and other related legislation were enacted by the Diet in 2008 in order to authorize capital contributions to financial institutions by the Government of Japan. The amendments include: (1) extension to March 31, 2012 of a deadline for financial institutions to apply to the government for capital contributions; (2) other revisions of the government requirements associated with capital contributions intended to facilitate the financing of SMEs; and (3) amendments which permit the government to make capital contributions to credit cooperatives, credit unions and other types of cooperative financial institutions. In June 2011, in response to the Great East Japan Earthquake, amendments to the Special Measures Act for Strengthening Financial Functions were enacted and extended the deadline described above to March 31, 2017. The amendments also include special exceptions for financial institutions affected by the Great East Japan Earthquake that need capital enhancement for the smooth extension of loans in their main business area, which are not applicable to any of the financial institutions within the Group.

Restriction on Aggregate Shareholdings by a Bank

The Act Concerning Restriction on Shareholdings by Banks requires Japanese banks and their qualified subsidiaries to limit the aggregate market value (excluding unrealized gains, if any) of their equity securities holdings to an amount equal to 100% of their consolidated Tier I capital, with adjustments, in order to reduce exposure to stock price fluctuations. Treasury shares, shares issued by subsidiaries, shares not listed on any stock exchange or not registered with any OTC market, shares held as trust assets, and shares acquired through debt-for-equity swaps in restructuring transactions are excluded from this limitation.

Banks’ Shareholdings Purchase Corporation

In March 2009, legislation that was enacted and became effective restarted share purchases by the Banks’ Shareholdings Purchase Corporation of listed shares from banks and certain other financial institutions under certain conditions. These shares purchases are intended to facilitate the disposition of shares of listed stocks held by banks while preventing adverse effects caused by sales of large amounts of shares in a short period of time.

Shareholding Restrictions Applicable to a Bank Holding Company and a Bank

The provision of the Act on Prohibition of Private Monopolization and Maintenance of Fair Trade which prohibits banks from holding more than 5% of the voting rights of non-financial companies in Japan does not apply to bank holding companies. However, the Banking Act generally prohibits a bank holding company and its subsidiaries, on an aggregated basis, from holding more than 15% of the voting rights of certain types of companies which are not permitted to become subsidiaries of bank holding companies. Also, the Banking Act generally prohibits a bank and its subsidiaries, on an aggregated basis, from holding more than 5% of the voting rights of certain types of companies which are not permitted to become subsidiaries of banks.

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

Furthermore, any person who becomes a holder of more than 5% of the voting rights of a bank holding company or a bank must report the ownership of the voting rights to the Director General of the relevant local finance bureau within five business days. This requirement is separate from the significant shareholdings report required under the FIEA. In addition, a similar report must be made in respect of any subsequent change of 1% or more in any previously reported holding or in respect of any change in material matters set out in reports previously filed, with some exceptions.

The Act Concerning Temporary Measures to Facilitate Financing for SMEs, etc.

The Act Concerning Temporary Measures to Facilitate Financing for SMEs, etc., became effective in December 2009 and requires financial institutions to, among other things, endeavor to reduce their customers’ burden of loan payments by employing such methods as term modification at the request of eligible borrowers, including SMEs and individual housing loan borrowers. The legislation also requires financial institutions to internally establish a system to implement the requirements of the legislation and periodically make disclosures regarding, and report to the relevant authority the status of, implementation. Following the enactment of the legislation, the FSA altered its approach toward inspections and shifted its emphasis to facilitation of finance while monitoring risks appropriately. These measures were originally scheduled to remain effective until March 2011, but the effective period was extended until March 2013.

Protection of Personal Information

The Act on Protection of Personal Information and related rules, regulations and guidelines impose requirements on businesses that use databases containing personal information, including appropriate custody of personal information and restrictions on information sharing with third parties.

Act on Sales, Etc. of Financial Products

Due to deregulatory measures in the banking and other financial services industries, more financial products, including highly structured and other complicated products, may now be marketed to a broad base of customers. The Act on Sales, Etc. of Financial Products was enacted to better protect customers from incurring unexpected losses as a result of purchasing these financial products. Under this law, sellers of financial products have a duty to their potential customers to explain important matters (i.e., the nature and magnitude of risk involved) regarding the financial products that they sell. If a seller fails to comply with the duty, the loss in value of the purchased investment product due to the failure to explain is refutably presumed to be the amount of the customer’s loss. An amendment to this law, together with other related laws including the FIEA, became effective in September 2007. The amended law enlarges the scope of the duty of financial services providers to inform customers of important matters related to the financial products that they offer.

Act Concerning Protection of Depositors and Relief for Victims of Certain Types of Fraud

The Act Concerning Protection of Depositors from Illegal Withdrawals Made by Forged or Stolen Cards requires financial institutions to establish internal systems to prevent illegal withdrawals of deposits made using forged or stolen bank cards. The law also requires financial institutions to compensate depositors for any amount illegally withdrawn using forged or stolen bankcards, subject to certain conditions.

The Act Concerning Payment of Dividends for Relief of Damages from Funds in Account used in connection with Crimes (Act No. 133 of 2007) requires that financial institutions take appropriate measures against various crimes including the closing of accounts used in connection with fraud and other crimes. The law also requires financial institutions to make, in accordance with specified procedures, payments from funds collected from the closed accounts to victims of certain crimes.

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

FIEA

The Financial Instruments and Exchange Act of Japan (“FIEA”) regulates the securities industry and most aspects of securities transactions in Japan, including public offerings, private placements and secondary trading of securities, ongoing disclosure by securities issuers, tender offers for securities, organization and operation of securities exchanges and self-regulatory organizations and registration of securities companies. The Prime Minister has the authority to regulate the securities industry and securities companies, which authority is delegated to the FSA Commissioner under the FIEA. The Securities and Exchange Surveillance Commission, an external agency of the FSA, is independent from the Agency’s other bureaus and is vested with authority to conduct day-to-day monitoring of the securities markets and to investigate irregular activities that hinder fair trading of securities, including inspection of securities companies as well as banks in connection with their securities business. Furthermore, the FSA Commissioner delegates certain authority to the Director General of the Local Finance Bureau to inspect local securities companies and their branches. A violation of applicable laws and regulations may result in various administrative sanctions, including revocation of registration or authorization, suspension of business or an order to discharge any Director or Executive Officer who has failed to comply with applicable laws and regulations. Securities companies are also subject to the rules and regulations of the Japanese stock exchanges and the Japan Securities Dealers Association, a self-regulatory organization of securities companies.

The FIEA replaced the Securities and Exchange Act in order to broaden and strengthen investor protection and to reduce trading costs through deregulation and the easing or elimination of certain regulatory restrictions. The regime under the FIEA includes, among other measures, (1) the development of comprehensive and cross-sectoral regulations covering a wide range of financial instruments; (2) the enhancement of corporate disclosure, requiring listed companies to file quarterly reports, audited internal control reports assessing the effectiveness of internal control structures for financial reporting, and confirmation of the content of annual reports; (3) the expansion of the duties of financial institutions to provide customers with detailed disclosure regarding the financial products that they offer and other measures to protect investors; and (4) the relaxation of regulations through flexible application depending on the type of investor (professional or general public).

Deregulation of the Securities Business by a Bank

Due to gradual deregulation, the Securities and Exchange Act allowed banks to underwrite and deal in Japanese government bonds, Japanese municipal bonds, Japanese government guaranteed bonds, commercial paper and certain bonds issued by special purpose companies; to sell beneficiary certificates of investment trusts and securities issued by an investment company; and to engage in listed or OTC securities derivatives transactions as well as in the securities intermediary business, each subject to registration with the FSA.

In addition, amendments to the FIEA and the Banking Act, that became effective on June 1, 2009, abolished restrictions on directors and officers holding concurrent offices in banks, securities companies and insurance companies, and introduced a system to manage conflicts of interest between banks, securities companies and insurance companies. The amendments provide for revised firewalls between banks, securities companies and insurance companies; and the development of a system to manage conflicts of interest between banks, securities companies and insurance companies. The amendment relating to firewalls abolished the ban on certain officers and employees from holding concurrent posts in banks, securities companies and insurance companies, and relaxed restrictions on the transfer of non-public customer information. On the other hand, the amendment relating to conflicts of interest requires those financial institutions, including banks, to implement proper information management procedures and to develop appropriate internal systems to prevent customer interests from being unfairly harmed through trading by a financial institution or by other companies within its group. For example, a financial institution may be required to create information barriers between departments and monitor how it executes transactions with customers.

Deregulation of Insurance Products

Deregulation in the financial services industry has gradually permitted banks in Japan to offer a variety of insurance products including pension-type insurance. Currently, banks in Japan may offer a full range of insurance products as an agent.

Regulation of the Consumer Finance Business

In order to resolve the problems of heavily indebted borrowers and to effect proper regulation of the consumer finance business, in June 2010, maximum legal interest rates were reduced to levels prescribed by the Interest Rate Restriction Act, ranging from 15% to 20%, and gray zone interest, which is interest on loans in excess of rates prescribed by the Interest Rate Restriction Act up to the 29.2% maximum rate permitted under the Contributions Act, was abolished. Judicial decisions have strictly interpreted the conditions under which consumer finance companies may retain gray zone interest. As a result, claims for refunds of gray zone interest increased substantially. Amendments to the Money Lending Business Act provide an additional upper limit on aggregate borrowings by an individual from all moneylenders over which moneylenders may not extend further loans, as well as stricter regulation and supervision of moneylender activities.

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

United States

As a result of its operations in the United States, the Bank and SMFG are subject to extensive federal and state banking and securities supervision and regulation. The Bank engages in U.S. banking activities directly through its branches in Los Angeles, San Francisco and New York and through its representative office in Houston. The Bank also controls a U.S. banking subsidiary, Manufacturers Bank, and a U.S. broker-dealer subsidiary, SMBC Nikko Securities America, Inc.

The Bank and SMFG are qualifying foreign banking organizations under the U.S. International Banking Act of 1978 as amended (“International Banking Act”), and as such are subject to regulation as bank holding companies under the U.S. Bank Holding Company Act of 1956, as amended (“Bank Holding Company Act”). Additionally, the Bank and SMFG are bank holding companies by virtue of their ownership of Manufacturers Bank. As a result, the Bank, SMFG and their U.S. operations are subject to regulation, supervision and examination by the Federal Reserve Board as Manufacturers Bank’s U.S. “umbrella supervisor.”

Manufacturers Bank is a California state-chartered bank, which is not a member of the Federal Reserve System. As a state non-member bank, the deposits of which are insured by the Federal Deposit Insurance Corporation (“FDIC”), Manufacturers Bank is subject to regulation, supervision and examination by the FDIC and the California Department of Financial Institutions.

The Bank’s New York branch is supervised by the Federal Reserve Bank of New York and the New York Department of Financial Services, but its deposits are not insured (or eligible to be insured) by the FDIC. The Bank’s Los Angeles and San Francisco branches are supervised by the Federal Reserve Bank of San Francisco and the California Department of Financial Institutions, but their deposits are not insured (or eligible to be insured) by the FDIC. The Bank’s representative office in Houston is subject to regulation and examination by the Texas Department of Financial Institutions and the Federal Reserve Bank of Dallas.

Restrictions on Activities

As described below, federal and state banking laws and regulations restrict the Bank’s and SMFG’s ability to engage, directly or indirectly through subsidiaries, in certain activities in the United States.

The Bank and SMFG are required to obtain the prior approval of the Federal Reserve Board before directly or indirectly acquiring the ownership or control of more than 5% of any class of voting shares of U.S. banks, certain other depository institutions and bank or depository institution holding companies. Under the Bank Holding Company Act and Federal Reserve Board regulations, the Bank is required to serve as a source of financial strength to Manufacturers Bank. In addition, the Bank’s U.S. banking operations (including Manufacturers Bank and the Bank’s U.S. branches) are also restricted from engaging in certain “tying” arrangements involving products and services. In addition, the activities of the non-bank subsidiaries of the Bank and SMFG are generally limited to those activities that the Federal Reserve Board has determined to be a proper incident to banking or managing and controlling banks, and the Bank Holding Company Act generally prohibits the Bank and SMFG from acquiring, directly or indirectly, the ownership or control of more than 5% of any class of voting shares of any company engaged in the United States in activities other than banking or activities deemed a proper incident to banking or managing and controlling banks. Federal Reserve Board approval is generally required for the Bank and SMFG to acquire more than 5% of any class of voting shares of a U.S. company engaged in permissible non-banking activities.

The Bank’s U.S. branches and Manufacturers Bank are subject to requirements and restrictions under federal and state law, including requirements to maintain reserves against deposits, restrictions on the types and amounts of loans that may be made and limitations on the types of investments that may be made and the types of services that may be offered. Various consumer laws and regulations also affect the operations of Manufacturers Bank, and to a limited extent, the Bank’s New York and California branches.

In addition, under U.S. federal banking laws, state-chartered banks (such as Manufacturers Bank) and state-licensed branches and agencies of foreign banks (such as the Bank’s New York branch) may not, as a general matter, engage as a principal in any type of activity not permissible for their federally chartered or licensed counterparts, unless (i) in the case of state-chartered banks, the FDIC determines that the additional activity would pose no significant risk to the FDIC’s Deposit Insurance Fund and is consistent with sound banking practices and (ii) in the case of state-licensed branches and agencies of foreign banks, the Federal Reserve Board determines that the additional activity is consistent with sound banking practices. United States federal banking laws also subject state branches and agencies of foreign banks to the same single-borrower lending limits that apply to federal branches or agencies, which are substantially similar to the lending limits applicable to national banks. For the Bank’s U.S. branches, these single-borrower lending limits are based on the worldwide capital of the entire foreign bank (i.e., the Bank in the case of the Bank’s New York branch).

Under the International Banking Act, the Federal Reserve Board may terminate the activities of any U.S. office of a foreign bank if it determines (i) that the foreign bank is not subject to comprehensive supervision on a consolidated basis in its home country (unless the home country is making demonstrable progress toward establishing such supervision), (ii) that there is reasonable cause to believe that such foreign bank or its affiliate has violated the law or engaged in an unsafe or unsound banking practice in the United States and, as a result of such violation or practice, the continued operation of the U.S. office would be inconsistent with the public interest or with the purposes of federal banking laws, or (iii) for a foreign bank that presents a risk to the stability of the United States financial system, the home country of the foreign bank has not adopted, or made demonstrable progress toward adopting, an appropriate system of financial regulation to mitigate such risk.

There are various qualitative and quantitative restrictions on the extent to which SMFG and its non-bank subsidiaries can borrow or otherwise obtain credit from its U.S. bank subsidiary, Manufacturers Bank, or engage in certain other transactions involving that subsidiary. In general, these transactions must be on terms that would ordinarily be offered by Manufacturers Bank to unaffiliated entities, and credit transactions must be secured by designated amounts of specified collateral. In addition, certain transactions, such as certain purchases by Manufacturers Bank from the Bank or its non-bank subsidiaries, are subject to volume limitations. Effective in July 2012, the Dodd-Frank Act (discussed below) subjects credit exposure arising from derivative transactions, securities borrowing and lending transactions, and repurchase/reverse repurchase agreements to these collateral and volume transactions limitations.

Dodd-Frank Act

The Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”), which was enacted in July, 2010, provides a broad framework for significant regulatory changes across most areas of U.S. financial regulation. The Dodd-Frank Act addresses, among other issues, systemic risk oversight, bank capital standards, the liquidation of failing systemically significant U.S. financial institutions, OTC derivatives, the ability of banking entities to engage in proprietary trading activities and invest in hedge funds and private equity funds (known as the “Volcker Rule”) consumer and investor protection, and securitization.

Implementation of the Dodd-Frank Act is taking place through detailed rulemaking over multiple years by various regulators, including the Office of the Comptroller of the Currency, the Federal Reserve Board, the SEC, the FDIC, the Commodity Futures Trading Commission (“CFTC”), the newly created Financial Stability Oversight Council (“Council”) and the newly created Consumer Financial Protection Bureau. Although the final details, impact and timing of certain of the implementing rules remain uncertain, complying with the final rules could result in additional costs, or restrict or otherwise affect the way we conduct our business.

The Dodd-Frank Act provides regulators with tools to impose greater capital, leverage and liquidity requirements and other prudential standards, particularly for financial institutions that pose significant systemic risk and bank holding companies with greater than $50 billion in assets. In imposing such heightened prudential standards on non-U.S. banks such as us and the Bank, the Federal Reserve Board is directed to take into account the principle of national treatment and equality of competitive opportunity, and the extent to which the foreign bank holding company is subject to comparable home country standards.

The Dodd-Frank Act will also limit the ability of bank holding companies to sponsor or invest in private equity or hedge funds (including an aggregate investment limit of 3% of Tier I capital in funds that are sponsored by the bank holding company) and to engage in certain types of proprietary trading, although certain non-U.S. banking entities (such as the Bank and SMFG) will be able to engage in such activities solely outside the United States. The U.S. agencies responsible for implementing the Volcker Rule proposed implementing rules in October 2011 and January 2012 but have not yet adopted final rules. The Volcker Rule became effective on July 21, 2012, although banking entities will have at least two years from that date to conform activities, investments and relationships in accordance with the Volcker Rule and the rules that are to be adopted by the agencies.

Effective in July 2011, the Dodd-Frank Act removed a longstanding prohibition on the payment of interest on demand deposits by Manufacturers Bank and the Bank’s three branches in the United Sates. In addition, the Dodd-Frank Act will require Manufacturers Bank and the Bank’s U.S. branches to include in their lending limits the credit exposures arising from derivative transactions, and repurchase and reverse repurchase agreements with counterparties.

Furthermore, the Dodd-Frank Act provides for an extensive framework for the regulation of OTC derivatives, including mandatory clearing, exchange trading and transaction reporting of certain OTC derivatives. Entities that are swap dealers, security-based swap dealers, major swap participants or major security-based swap participants will be required to register with the SEC or the CFTC, or both, and comply with capital, margin, business conduct, recordkeeping and other requirements applicable to such entities. Under the so-called swap “push-out” provisions of the Dodd-Frank Act, the derivatives activities of U.S. banks and U.S. branch offices of foreign banks (such as the Bank’s New York branch) will be restricted, which may necessitate changes to how we conduct our derivatives activities.

Regulations that the FDIC or the Consumer Financial Protection Bureau may adopt could affect the nature of the activities that a bank, such as Manufacturers Bank, may conduct, and may impose restrictions and limitations on the conduct of such activities.

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

PATRIOT Act

The Bank Secrecy Act, as amended by the USA PATRIOT Act of 2001 (“PATRIOT Act”) contains measures to prevent and detect the financing of terrorism and international money laundering by imposing significant compliance and due diligence obligations, creating crimes, providing for penalties and expanding the extraterritorial jurisdiction of the United States. The Bank Secrecy Act, as amended, imposes anti-money laundering compliance obligations on U.S. financial institutions, including the U.S. offices of foreign banks. The passage of the PATRIOT Act and other events have resulted in heightened scrutiny of compliance with the Bank Secrecy Act and anti-money laundering rules by federal and state regulatory and law enforcement authorities.

CISADA

In July 2010, the U.S. government enacted legislation designed to restrict economic and financial transactions with Iran, i.e., Comprehensive Iran Sanctions, Accountability and Divestment Act of 2010 (“CISADA”), which may lead to the imposition of sanctions against non-U.S. financial institutions, such as us, if they are determined by the Secretary of the Treasury to have facilitated “significant transactions” or provided “significant financial services” for certain Iran-linked financial institutions or the Iranian Revolutionary Guard Corps.

NDAA

The U.S. government broadened the range of sanctionable transactions to include conducting or facilitating “significant financial transactions” with the Central Bank of Iran or certain other Iranian financial institutions by adopting the National Defense Authorization Act for Fiscal Year 2012 (the “NDAA”), as implemented by Executive Order 13599 of February 5, 2012 and by amending the Iranian Financial Sanctions Regulations on February 27, 2012. These or similar legislative or regulatory developments may further limit our business operations. Specifically, we could lose our ability to maintain correspondent or payable-through accounts with U.S. financial institutions if it were determined that we have engaged in activities targeted by CISADA or the NDAA.

The Secretary of State announced on March 20, 2012 that Japan is among a group of countries that has significantly reduced their volume of crude oil purchases from Iran, and that therefore the NDAA sanctions would not apply to Japanese financial institutions for a period of 180 days, which period is renewable based on ongoing reductions in crude oil purchases from Iran. There is no guarantee that the Secretary of State will renew this waiver with respect to Japanese financial institutions.

FATCA

In March 2010, the Hiring Incentives to Restore Employment Act enacted certain provisions of the U.S. Internal Revenue Code commonly referred to as Foreign Account Tax Compliance Act (“FATCA”). The purpose of FATCA is to prevent U.S. persons from using offshore accounts to evade U.S. federal income tax. Under FATCA, a 30% withholding tax is imposed on “withholdable payments” (which generally include certain U.S.-source “fixed or determinable annual or periodical” payments and gross proceeds from the disposition of any property that can produce U.S.-source interest or dividends) and “passthru payments” (described below) made to a foreign financial institution (such as ourselves and certain of our banking subsidiaries) that is not a “participating foreign financial institution” (“PFFI”) described below. To avoid the 30% withholding tax on payments it receives, a foreign financial institution is generally required to become a PFFI which is a foreign financial institution that has entered into an agreement with the U.S. Treasury Department pursuant to which it agrees to perform specified due diligence, reporting and withholding functions (a “PFFI agreement”). Specifically, under its PFFI agreement, a PFFI will be required to obtain and report to the U.S. Internal Revenue Service certain information with respect to financial accounts held by U.S. persons or U.S.-owned foreign entities and to withhold 30% from certain payments (“passthru payments”) that it makes to “recalcitrant” accountholders or to non-participating foreign financial institutions. We are currently considering whether we and our subsidiaries will become PFFIs. Becoming a PFFI and complying with a PFFI agreement, would require the establishment of complex internal compliance systems at significant cost. On the other hand, failure to do so could result in the imposition of additional withholding tax on certain payments made to us or our banking subsidiaries.

Other

In the United States, the Bank’s U.S.-registered broker-dealer subsidiary, SMBC Nikko Securities America, is regulated by the SEC. Broker-dealers are subject to regulations that cover all aspects of the securities business, including:

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

Other Jurisdictions

Elsewhere in the world, our operations are subject to regulation and control by local central banks and monetary authorities.

4.C.    ORGANIZATIONAL STRUCTURE

The following chart presents our corporate structure summary at March 31, 2012:

(1)	These companies are our associates.
(2)	On April 1, 2012, we conducted a share exchange for the shares of common stock of Promise Co., Ltd. which we did not own, and Promise Co., Ltd. became our wholly owned subsidiary. On July 1, 2012, Promise Co., Ltd. changed its trade name to SMBC Consumer Finance Co., Ltd.
(3)	On June 29, 2012, the Bank transferred all of its shares of ORIX Credit Corporation to ORIX Corporation and, as a result, ORIX Credit Corporation is no longer our subsidiary.

As the ultimate holding company of the Group, we are responsible for:

•	group strategy and management;

•	group resource allocation;

•	group financial accounting;

•	investor relations;

•	capital strategy;

•	group IT strategy;

•	HR management for group executives;

•	group risk management and compliance;

•	compensation schemes; and

•	efficiently harmonizing our operations on a Group-wide basis.

Principal Subsidiaries

Our principal subsidiaries at March 31, 2012 are shown in the list below. We consolidate all entities over which we control, or have the power to govern the financial and operating policies so as to obtain benefits from their activities.

Principal domestic subsidiaries

Company Name	Proportion of Ownership Interest		Proportion of Voting Rights		Main Business
	(%)		(%)
Sumitomo Mitsui Banking Corporation	100.0		100.0		Commercial banking
THE MINATO BANK, LTD.	6.0		46.4	(1)(5)	Commercial banking
Kansai Urban Banking Corporation	59.8		60.2		Commercial banking
The Japan Net Bank, Limited	41.1	(2)	61.4		Internet banking
SMBC Guarantee Co., Ltd.	100.0		100.0		Credit guarantee
SMBC Friend Securities Co., Ltd.	100.0		100.0		Securities
SMBC Nikko Securities Inc.	100.0		100.0		Securities
Sumitomo Mitsui Finance and Leasing Company, Limited	60.0		60.0		Leasing
Sumitomo Mitsui Card Company, Limited	65.9		65.9		Credit card
Cedyna Financial Corporation	100.0		100.0		Credit card
SAKURA CARD CO., LTD.	95.7		95.7		Credit card
Promise Co., Ltd.(3)	97.7		97.7		Consumer finance
ORIX Credit Corporation(4)	50.9		50.9		Consumer finance
SMM Auto Finance, Inc.	56.0		56.0		Automobile sales finance
Japan Pension Navigator Co., Ltd.	69.7		69.7		Operational management of defined contribution pension plans
SMBC Venture Capital Co., Ltd.	40.0		40.0	(5)	Venture capital
SMBC Consulting Co., Ltd.	100.0		100.0		Management consulting and information services
SMBC Finance Service Co., Ltd.	100.0		100.0		Loans, factoring and collecting agent
Financial Link Co., Ltd.	100.0		100.0		Data processing service and consulting
The Japan Research Institute, Limited	100.0		100.0		System development, data processing, management consulting and economic research
SAKURA KCS Corporation	50.2		50.2		System engineering and data processing

(1)	We have a 6.0% direct holding in THE MINATO BANK, LTD., and can control further 40.4% of the voting rights held by the Bank’s retirement benefit trust under contractual agreements between the Bank and the retirement benefit trust.
(2)	Our ownership interest in The Japan Net Bank, Limited is 41.1%, which is different from its proportion of voting rights, because The Japan Net Bank, Limited issued non-voting shares.
(3)	On April 1, 2012, we conducted a share exchange for the shares of common stock of Promise Co., Ltd. which we did not own, and Promise Co., Ltd. became our wholly owned subsidiary. On July 1, 2012, Promise Co., Ltd. changed its trade name to SMBC Consumer Finance Co., Ltd.
(4)	On June 29, 2012 the Bank transferred all of its shares of ORIX Credit Corporation to ORIX Corporation and, as a result, ORIX Credit Corporation is no longer our subsidiary.
(5)	These companies are accounted for as subsidiaries, despite our holdings of less than 50% of the voting rights, because we are able to govern the financial and operating policies of these companies under a statute or an agreement, or by delegating the majority of the members of the board of directors.

Principal foreign subsidiaries

Company Name	Country of Incorporation	Proportion of Ownership Interest	Proportion of Voting Rights	Main Business
		(%)	(%)
Sumitomo Mitsui Banking Corporation Europe Limited	U.K.	100.0	100.0	Commercial banking
Sumitomo Mitsui Banking Corporation (China) Limited	China	100.0	100.0	Commercial banking
Manufacturers Bank	U.S.A.	100.0	100.0	Commercial banking
Sumitomo Mitsui Banking Corporation of Canada	Canada	100.0	100.0	Commercial banking
Banco Sumitomo Mitsui Brasileiro S.A.	Brazil	100.0	100.0	Commercial banking
ZAO Sumitomo Mitsui Rus Bank	Russia	100.0	100.0	Commercial banking
PT Bank Sumitomo Mitsui Indonesia	Indonesia	98.4	98.4	Commercial banking
Sumitomo Mitsui Banking Corporation Malaysia Berhad	Malaysia	100.0	100.0	Commercial banking
SMBC Nikko Securities America, Inc.	U.S.A.	100.0	100.0	Securities
SMBC Nikko Capital Markets Limited	U.K.	100.0	100.0	Securities
SMBC Leasing and Finance, Inc.	U.S.A.	100.0	100.0	Leasing
SMBC Capital Markets, Inc.	U.S.A.	100.0	100.0	Derivatives and investments

4.D.    PROPERTY, PLANT AND EQUIPMENT

We own or lease the land and buildings in which we conduct our business. Most of the property that we operate in Japan is owned by us to be used by our branches. In contrast, our international operations are conducted out of leased premises. Our head office building in Marunouchi is leased from a third party. Our largest property is the site of the Bank’s former Otemachi head office, with a net carrying value of ¥122 billion at March 31, 2012. The redevelopment of such property started in April 2011 and is expected to be completed in February 2015.

The following table shows the net carrying amount of our tangible fixed assets at March 31, 2012:

At March 31, 2012
(In millions)
Land	¥493,137
Buildings	287,913
Leased assets	9,180
Others	254,776

Total	¥1,045,006

For more information, see Note 12 “Property, Plant and Equipment” and Note 38 “Assets Pledged and Received as Collateral” to our consolidated financial statements included elsewhere in this annual report.

The total area of land related to our material office and other properties at March 31, 2012 was approximately 753,000 square meters for owned land and approximately 17,000 square meters for leased land.

We are not aware of any material environmental issues that may affect the utilization of our assets.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The discussion below should be read together with “Item 3.A. Selected Financial Data” and our consolidated financial statements and related notes included elsewhere in this annual report. Unless otherwise indicated, we present our information on a consolidated basis.

OVERVIEW

Operating Environment

In the first few months of the fiscal year ended March 31, 2012 the Japanese economy contracted due to a combination of supply chain disruptions, electricity shortages and the consequential slowdown in exports in the aftermath of the Great East Japan Earthquake and its collateral events. The Japanese economy then gradually recovered as the efforts to restore supply chains and make up for the lost output took hold. In the second half of the fiscal year, there were some visible signs of improvement in the unemployment rate despite monthly fluctuations, as the ratio of job offers to applicants continued to improve, although the employment situation in Japan still remains weak partly due to the effects of the earthquake. Private consumption also remained firm. Even though the rate of recovery of the Japanese economy slowed down due to the deceleration of the overseas economy coupled with the persistent strength of the Japanese yen against other currencies, the Japanese economy continued to recover.

In Japanese financial and capital markets, short-term interest rates have been stable at low levels, due to the BOJ’s ongoing provision of ample funds. Long-term interest rates have hovered at low levels and the long-term interest rate was around 1.0% at the end of the March 31, 2012 fiscal year.

The Nikkei 225 Index, which was ¥9,755.10 at March 31, 2011, decreased to the ¥8,100 level in November 2011. In March 2012, it moved above the ¥10,200 level in response to the strong U.S. stock market, mainly as a result of the improvement in the U.S. economic indicators, and depreciation of the yen. The Nikkei 225 Index was ¥10,083.56 at March 31, 2012.

The yen appreciated against both the U.S. dollar and the euro during the fiscal year ended March 31, 2012. It appreciated from the ¥83 level against the U.S. dollar at March 31, 2011 to an all-time peak of the ¥75 level in October 2011. It also appreciated from the ¥117 level against the euro at March 31, 2011 to the ¥97 level in January 2012. The yen then returned to the ¥82 level against the dollar and the ¥110 level against the euro at March 31, 2012, following enhanced monetary easing by the BOJ in February 2012.

Corporate bankruptcies in Japan, both in number and the amount of total liabilities are on a downward trend. According to Teikoku Databank, a Japanese research institution, there were approximately 12,900 corporate bankruptcies involving approximately ¥7.0 trillion in total liabilities for the fiscal year ended March 31, 2010, approximately 11,500 corporate bankruptcies involving approximately ¥4.6 trillion in total liabilities for the fiscal year ended March 31, 2011, and approximately 11,400 corporate bankruptcies involving approximately ¥3.9 trillion in total liabilities for the fiscal year ended March 31, 2012.

The global economy as a whole showed a weak recovery for the fiscal year ended March 31, 2012. International financial and capital markets continued to decline due to concerns about the European sovereign debt crisis and a tightening of fiscal or monetary policy by emerging economies.

The U.S. economy had been picking up because of a moderate increase in production and a recovery of consumption in the second half of the fiscal year ended March 31, 2012. Economic growth in Europe has slowed in some countries. Several European nations were experiencing recessionary conditions in the second half of the fiscal year ended March 31, 2012. Although the establishment of the European Financial Stability Facility and purchases of sovereign debt by the European Central Bank have led to some progress towards remedying the European sovereign debt crisis in Greece and other countries, uncertainty remains in some countries due to concerns about fiscal stability. China, India and other emerging economies in Asia are expected to grow further. However their rates of growth have been declining since the second half of the fiscal year ended March 31, 2012. For further information on exposures to certain European countries, see “Item 5.A Operating Results—Exposures to Selected European Countries.”

In response to the Great East Japan Earthquake, the Government of Japan has engaged in revitalization efforts. The Basic Act on Reconstruction from the Great East Japan Earthquake, including the establishment of a reconstruction agency for planning and coordination of national policies and measures for reconstruction, entered into force in June 2011. On December 2, 2011, the Government of Japan enacted a third supplementary budget for the fiscal year ended March 31, 2012, mainly intended to promote recovery and reconstruction from the earthquake and nuclear damages, and which included special tax measures for funding the restoration from the earthquake. Although the budget includes special tax measures for funding the restoration from the earthquake, the statutory corporation tax rate will be reduced pursuant to an amendment to the Corporation Tax Act. For a more detailed description of changes in Japanese corporation tax rates, see “Item 5.A. Operating Results—Income Tax Expense.”

In addition to economic factors and conditions, we expect that our financial condition and operating results will be significantly affected by regulatory trends.

To address perceived weaknesses in financial regulation revealed by the global financial crisis, regulatory authorities in Japan and foreign countries have been and may continue taking significant steps to enhance regulation of the financial sector. The Basel Committee and other international bodies are leading efforts to formulate enhanced regulations, including in the areas of capital adequacy and liquidity. The Basel Committee published the Basel III rules text in December 2010, reflecting agreement on global regulatory standards on capital adequacy and liquidity of internationally active banks. To reflect changes made by the Basel Committee, the FSA changed its capital adequacy guidelines. The FSA’s changes will be generally applied from March 31, 2013, and will generally reflect the main measures of the minimum capital requirements of the Basel Committee that are scheduled to be phased in starting January 1, 2013. For a more detailed description of the capital adequacy rules based on Basel III, see “Item 4.B. Business Overview—Regulation.”

Japanese banks are facing increased scrutiny over their credit policies relating to SMEs and residential mortgage loans. The Act Concerning Temporary Measures to Facilitate Financing for SMEs, etc., which took effect on December 4, 2009, requires financial institutions to, among other things, make an effort to reduce their customers’ burden of loan repayments through methods such as term modification at the request of eligible borrowers, including SMEs and individual housing loan borrowers. The law was initially established as a short term measure to be effective until March 2011 but in March 2012 the application period was re-extended until March 2013. For a more detailed description of the Act Concerning Temporary Measures to Facilitate Financing for SMEs, etc., see “Item 4.B. Business Overview—Regulation.”

In the United States, the Dodd-Frank Act which was enacted in July 2010, provides a broad framework for significant regulatory changes across most areas of U.S. financial regulation. The Dodd-Frank Act addresses, among other issues, systemic risk oversight, bank capital standards, the liquidation of failing systemically significant U.S. financial institutions, OTC derivatives, the ability of banking entities to engage in proprietary trading activities and invest in hedge funds and private equity funds (known as the “Volcker Rule”), consumer and investor protection, hedge fund registration, securitization, investment advisors and the role of credit-rating agencies. For a more detailed description of the Dodd-Frank Act, see “Item 4.B. Business Overview—Regulation.”

For a more detailed description of regulations to which we are subject to, risks associated with regulatory development and our management policy under this environment, see “Item 3.D. Risk Factors—Risks Related to Our Business, and Risks Related to Our Industry,” “Item 4.B. Business Overview—Regulation,” and “Item 4.B. Business Overview—Management Policies.”

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

Our principal interest-earning assets are loans and advances, investment securities, and deposits with banks. Our principal interest-bearing liabilities are deposits, borrowings and debt securities in issue. The interest income and expense on trading assets and liabilities are not included in net interest income. Our net interest income is earned mainly by the Bank. The Bank controls its exposure to interest rate fluctuations through asset and liability management operations.

The Bank, like other banks in Japan, makes most domestic loans based on a short-term interest rate, the Tokyo Interbank Offered Rate (“TIBOR”), or a short-term prime rate, which are generally intended to reflect its cost of short-term yen funding. The Bank’s short-term prime rate is affected mainly by changes in the policy interest rates set by the BOJ, which is an uncollateralized overnight call rate.

Prime rates in Japan have been relatively stable since 2000. This is mainly because short-term interest rates, for example, the three-month TIBOR, have declined to nearly zero, and prime rates, which are adjusted according to changes in short-term interest rates, had little room for further decline. The BOJ lowered its target for the uncollateralized overnight call rate from 0.5% to 0.3% on October 31, 2008 and by an additional 0.2 percentage point to 0.1% on December 19, 2008 in order to address market conditions. Following these policy interest rate changes, we lowered our short-term prime rate by 0.2 percentage point from 1.675% to 1.475% on January 13, 2009 and our ordinary deposit rate by 0.02 percentage point from 0.04% to 0.02% on September 13, 2010. On October 5, 2010, the BOJ lowered its target for the uncollateralized overnight call rate to a range of 0% to 0.1% in order to enhance monetary easing, making clear that it is pursuing a virtual zero interest rate policy. Moreover, on February 14, 2012, the BOJ clarified its monetary policy stance and decided to further enhance monetary easing, with the aim of achieving the goal of 1% year-on-year rate of increase in the consumer price index.

The following table sets forth the Bank’s short-term prime rate, three-month TIBOR, ordinary deposit rate, long-term prime rate and ten-year swap rate, at the dates indicated:

	At March 31,
	2012	2011	2010
Short-term prime rate	1.475%	1.475%	1.475%
Three-month TIBOR	0.336	0.340	0.438
Ordinary deposit rate	0.020	0.020	0.040
Long-term prime rate	1.350	1.600	1.600
Ten-year swap rate	1.035	1.299	1.453

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

Net Fee and Commission Income. We earn fees and commissions from a variety of services. The primary components of the Bank’s net fee and commission income are fees and commissions related to money remittances and transfers, investment trusts, loans (such as loan commitment fees and loan arrangement fees), securities transactions (such as bond trustee fees and bond recording agency fees) and guarantees and acceptances. Other fees and commissions include fees from investment banking and electronic banking.

In addition, we earn a significant amount of fees and commissions from our credit card business, conducted through Sumitomo Mitsui Card and Cedyna, and from our securities business, conducted through SMBC Nikko Securities and SMBC Friend Securities. The principal components of Sumitomo Mitsui Card’s and Cedyna’s fees and commissions are membership fees from retailers and annual cardholder membership fees, while those of SMBC Nikko Securities’ and SMBC Friend Securities’ fees and commissions are subscription and agent commissions from investment trusts and underwriting commissions.

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

We have substantial investments in debt securities as available-for-sale financial assets. In particular, Japanese government bonds represent a significant part of our bond portfolio. We also own debt securities denominated in foreign currencies, principally the U.S. dollar. We also have investments in equity securities as available-for-sale financial assets, which include our strategic investments in stocks issued by our customers. Net investment income includes the gains and losses arising from the sales or redemptions of available-for-sale financial assets and the dividend income earned from available-for-sale equity instruments. Increases in interest rates or declines in equity prices could substantially decrease the fair value of our available-for-sale financial assets.

Other Income. Other income consists primarily of income from operating leases conducted by Sumitomo Mitsui Finance and Leasing and income related to IT solution services.

Expenses

Impairment Charges on Financial Assets. Our impairment charges are recorded mainly due to impairment charges on loans and advances and on investment securities.

Impairment charges on loans and advances are affected by the economic environment. During periods of economic slowdown, corporate and individual borrowers are generally more likely to suffer credit rating downgrades, or become delinquent or default on their borrowings. The slowdown in the domestic or global economy may increase credit costs relating to a wide range of industries.

Declines in market prices for domestic and foreign investment securities may result in our recording impairment charges. We assess at the end of each reporting period whether there is any objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity instruments classified as available-for-sale, a significant or prolonged decline in the fair value of the instrument below its cost is also considered to be such evidence in determining whether the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss, measured as the difference between the cost and the current fair value less any impairment charges on that financial asset previously recognized in profit or loss, is removed from equity and recognized in profit or loss.

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

Unrealized Gains or Losses on Investment Securities Portfolio

Changes in the fair value of domestic and foreign investment securities result in an increase or a decrease in unrealized gains or losses on available-for-sale financial assets. Unrealized gains or losses arising from changes in the fair value of investment of these securities are recognized directly in equity, until they are derecognized or impaired.

Most of our domestic equity instruments consist of publicly traded Japanese stocks. The Nikkei 225 Index decreased by 12.0% from ¥11,089.94 at March 31, 2010, to ¥9,755.10 at March 31, 2011, but increased by 3.4% to ¥10,083.56 at March 31, 2012. At March 31, 2012, we had net unrealized gains on domestic equity securities of ¥916,457 million, an increase of ¥67,204 million from ¥849,253 million at March 31, 2011. For more information, see “Item 5.A. Operating Results—Financial Condition—Investment Securities.”

Strengthening of Equity Capital

In response to more stringent regulatory capital requirements, we have been taking a proactive approach to managing our risk-weighted capital ratio by focusing on increasing our qualifying capital, including through measures such as global common stock offerings, identifying risks and controlling risk-weighted assets. As a result of global offerings of common stock completed in July 2009 and February 2010, we increased our equity in our consolidated statement of financial position by ¥1,836 billion. In September and October 2009, we issued into the domestic market ¥388 billion of preferred securities via a consolidated subsidiary, the proceeds of which were used to improve our capital. In February 2010, we completed cash tender offers whereby we repurchased the majority of the outstanding series of certain non-cumulative perpetual preferred securities and the Bank repurchased the majority of the outstanding series of our fixed to floating rate perpetual subordinated bonds. The successful tender offers reduced our interest and dividend payment obligations with respect to those securities, and together with associated gains, improved the quantity and quality of our capital. In addition, on April 1, 2011, we acquired and cancelled all shares of our Type 6 preferred stock for an aggregate amount of ¥210 billion.

Foreign Currency Fluctuations

The average exchange rate used to convert dollars to yen in the consolidated financial statements included elsewhere in this annual report for the fiscal year ended March 31, 2012 was ¥79.08 per $1.00, compared to the prior fiscal year’s average exchange rate of ¥85.74 per $1.00. The percentage of revenue we earned from our foreign operations for the fiscal years ended March 31, 2012 and 2011 was 12% and 10%, respectively. For more information, please see “Item 4.B. Business Overview—Revenues by Region.”

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

Management estimates and judgments may change from time to time as the economic environment changes or new information becomes available. Changes in these estimates and judgments will result in a different allowance for loan losses and may have a direct impact on impairment charges. The impairment charges for loan losses totaled ¥144,022 million, ¥259,292 million and ¥215,886 million for the fiscal years ended March 31, 2012, 2011 and 2010, respectively.

Fair Value of Financial Instruments

Some of our financial instruments are measured at fair value with changes in fair value recognized in profit or loss, such as trading assets and liabilities, financial assets at fair value through profit or loss, and derivative financial instruments. Available-for-sale financial assets are also measured at fair value with changes in fair value reported in other comprehensive income.

The fair value of a financial instrument is the amount for which the instrument could be exchanged or settled between knowledgeable and willing parties in an arm’s length transaction. Our financial assets and liabilities measured at fair value are mostly valued based on observable market data that are readily available in active markets, or using valuation techniques that incorporate inputs, other than quoted market prices, that are observable either directly or indirectly in the market, including dealers’ quotes. We principally use valuation techniques that are commonly used by market participants to price the instruments. To the extent practical, the valuation models make maximum use of observable data. However, for certain financial assets and liabilities, the fair values are measured by using valuation techniques with significant unobservable inputs. In such cases, significant management estimates are made, resulting in a less objective measurement of fair value.

The risk management departments in each subsidiary regularly review significant valuation methodologies and recalibrate model parameters and inputs, both observable and unobservable, in an effort to ensure an appropriate estimation of fair value has been made. Where significant management judgments are required in valuation, we establish a valuation control framework to validate the valuation models and fair values calculated based on such valuation models. Under the framework, the accounting department is responsible for ensuring that the accounting policies and procedures to determine the fair values are in compliance with the relevant accounting standards.

If there are significant unobservable inputs used in the valuation technique at the trade date and financial assets and liabilities are not recognized at their respective transaction prices, any profit or loss on the trade date is deferred. Management judgment is required to determine whether significant unobservable inputs exist in the valuation technique.

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

In addition to the fair value hierarchy disclosure, we provide a sensitivity analysis of the impact on the Level 3 financial instruments of using reasonably possible alternatives for the unobservable parameters in Note 44 “Fair Value of Financial Assets and Liabilities” to our consolidated financial statements included elsewhere in this annual report. The determination of reasonably possible alternatives requires significant management judgment.

The financial assets measured at fair value categorized in Level 3 were ¥1,000,426 million and ¥1,040,285 million at March 31, 2012 and 2011, respectively. The financial liabilities measured at fair value categorized in Level 3 were ¥17,470 million and ¥7,351 million at March 31, 2012 and 2011 respectively.

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

Management estimates and judgments may change from time to time upon future events that may or may not occur and changes in these estimates and judgments could adversely affect the carrying amounts of available-for-sale financial assets. Impairment charges on available-for-sale financial assets reclassified from equity to profit or loss totaled ¥140,288 million, ¥174,636 million and ¥42,755 million for the fiscal years ended March 31, 2012, 2011 and 2010, respectively.

Impairment of Goodwill

Goodwill is tested for impairment at least annually and whenever events or changes in circumstances indicate that it may be impaired. The first step of the impairment test is identifying the cash-generating units (“CGUs”), which represent the smallest identifiable groups of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Goodwill is then allocated to the CGUs, considering how the goodwill is recognized and other relevant factors.

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

These management judgments are made based on the facts and circumstances at the time of the impairment test, and may vary depending on the situation and time. Changes in management judgments may result in different impairment test results and different impairment losses recognized. For the fiscal years ended March 31, 2012, 2011 and 2010, impairment losses on goodwill were ¥1,884 million, nil and ¥3,918 million, respectively.

Provision for Interest Repayment

Provision for interest repayment represents management’s estimate of future claims for the refund of gray zone interest, taking into account historical experience such as the number of customer claims for a refund, the amount of repayments and the customers’ characteristics, and the length of the period the claims are expected to be received in the future.

Management estimates and judgments may change from time to time as the legal environment and market conditions change or new information becomes available. Changes in these estimates and judgments could affect the balance of provision for interest repayment. Provision for interest repayment is recorded in provisions as a liability, and it totaled ¥400,233 million and ¥72,219 million at March 31, 2012 and 2011, respectively. The increase in provision for interest repayment was due mainly to the inclusion of the provision from SMBC Consumer Finance, formerly known as Promise, which became our consolidated subsidiary in December 2011.

Retirement Benefits

We have defined benefit plans such as defined benefit pension plans and lump-sum severance indemnity plans. The present value of the defined benefit obligation is calculated based on actuarial valuations that are dependent upon a number of assumptions, including discount rates, mortality rates and future salary (benefit) increases. The discount rates are equivalent to market yields of AA credit-rated corporate bonds that have terms to maturity approximating those of the related obligations. Future mortality rates are based on the official mortality table generally used for actuarial assumptions in Japan. Other assumptions used for the calculation of the defined benefit obligation are based on historical records. The expected return on plan assets is developed separately for each plan, typically using a building block approach recognizing the plan’s specific asset allocation and the assumed return on assets for each asset category. Due to the long-term nature of these plans, such estimates are subject to significant uncertainty. While we believe that these assumptions are appropriate, any change in these assumptions will impact actuarial gains and losses, as well as the present value of the defined benefit obligations and the net retirement benefit expense for each period. Actuarial gains and losses in excess of the greater of 10% of the fair value of plan assets and 10% of the present value of the defined benefit obligation are recognized in profit or loss over the employees’ expected average remaining working lives. The amounts of cumulative unrecognized actuarial losses, net of gains, at March 31, 2012 and 2011 were ¥307,776 million and ¥210,534 million, respectively.

The difference between the fair value of the plan assets and the present value of the defined benefit obligation at the end of the reporting period, adjusted for any cumulative unrecognized actuarial gains and losses and past service costs for each plan, is recognized as liabilities and assets in the consolidated statement of financial position. When this calculation for each plan results in a benefit to us, the recognized asset is limited to the net total of any cumulative unrecognized actuarial losses and past service costs and the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan. An economic benefit is available to us, if it is realizable during the life of the plan or on settlement of the plan obligation. Our cumulative deficit at March 31, 2012 and 2011 was ¥184,675 million and ¥124,705 million, respectively, while the net total of assets and liabilities in the consolidated statement of financial position amounted to net assets of ¥122,799 million and ¥85,318 million at March 31, 2012 and 2011, respectively.

Deferred Tax Assets

We recognize deferred tax assets relating to tax losses carried forward and deductible temporary differences, only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the deductible temporary differences can be utilized. This assessment requires significant management judgments and assumptions. Future taxable profit is estimated based on, among other relevant factors, forecasted operating results, which are based on historical financial performance and the business plans that management believes to be prudent and feasible. While we carefully assess the realization of tax losses carried forward and deductible temporary differences, the actual taxable profit in the future may be less than the forecast. The net deferred tax assets amounted to ¥562,890 million and ¥1,001,140 million at March 31, 2012 and 2011, respectively.

Special Purpose Entities

In the ordinary course of business, we are involved in a number of transactions using vehicles which may be deemed as special purpose entities (“SPEs”), in areas including the securitization of financial assets.

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

5.A.    OPERATING RESULTS

Under the economic and financial circumstances described in “Item 5. Overview—Operating Environment”, we made a profit through our commercial banking and other financial services businesses. Our total operating income decreased by ¥43,742 million from ¥2,878,245 million for the fiscal year ended March 31, 2011 to ¥2,834,503 million for the fiscal year ended March 31, 2012 primarily due to a decrease of net trading income. In spite of this, our net operating income increased by ¥105,876 million from ¥2,444,317 million for the fiscal year ended March 31, 2011 to ¥2,550,193 million for the fiscal year ended March 31, 2012, primarily due to a decrease in impairment charges on loans and advances. However, our net profit decreased by ¥113,520 million from ¥571,518 million for the fiscal year ended March 31, 2011 to ¥457,998 million for the fiscal year ended March 31, 2012, due to an increase in general and administrative expenses and income tax expense.

Our total assets increased by ¥5,403,499 million from ¥136,470,927 million at March 31, 2011 to ¥141,874,426 million at March 31, 2012, primarily due to an increase in investment securities and loans and advances.

Our total liabilities increased by ¥5,339,313 million from ¥128,919,722 million at March 31, 2011 to ¥134,259,035 million at March 31, 2012, primarily due to an increase in deposits and debt securities in issue, which was partially offset by a decrease in borrowings.

Our total equity increased by ¥64,186 million from ¥7,551,205 million at March 31, 2011 to ¥7,615,391 million at March 31, 2012, due primarily to an increase in retained earnings and other reserves, although capital surplus decreased and treasury stock increased.

Operating Results

The following table presents information as to our income, expenses and net profit for the fiscal years ended March 31, 2012, 2011 and 2010:

	For the fiscal year ended March 31,
	2012	2011	2010
	(In millions, except per share data)
Interest income	¥1,710,331	¥1,720,181	¥1,766,047
Interest expense	313,631	311,056	346,810

Net interest income	1,396,700	1,409,125	1,419,237

Fee and commission income	869,407	806,704	650,437
Fee and commission expense	132,562	132,560	121,716

Net fee and commission income	736,845	674,144	528,721

Net trading income	182,296	324,479	330,130
Net income from financial assets at fair value through profit or loss	33,734	30,116	75,579
Net investment income	239,365	235,911	178,552
Other income	245,563	204,470	232,334

Total operating income	2,834,503	2,878,245	2,764,553

Impairment charges on financial assets	284,310	433,928	258,641

Net operating income	2,550,193	2,444,317	2,505,912

General and administrative expenses	1,366,705	1,293,546	1,096,957
Other expenses	239,292	212,292	236,760

Operating expenses	1,605,997	1,505,838	1,333,717

Share of post-tax loss of associates and joint ventures	25,004	5,796	37,461

Profit before tax	919,192	932,683	1,134,734

Income tax expense	461,194	361,165	488,041

Net profit	¥457,998	¥571,518	¥646,693

Profit attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥345,430	¥464,007	¥528,692
Non-controlling interests	112,568	107,511	118,001
Earnings per share:
Basic	¥248.98	¥328.32	¥511.51
Diluted	248.29	328.31	481.59

Fiscal Year Ended March 31, 2012 Compared to Fiscal Year Ended March 31, 2011

Total operating income decreased by ¥43,742 million, or 2%, from ¥2,878,245 million for the fiscal year ended March 31, 2011 to ¥2,834,503 million for the fiscal year ended March 31, 2012, primarily due to a decrease in net trading income of ¥142,183 million, which was partially offset by an increase in net fee and commission income.

Net operating income increased by ¥105,876 million from ¥2,444,317 million for the fiscal year ended March 31, 2011 to ¥2,550,193 million for the fiscal year ended March 31, 2012. The primary reason of this increase was a decrease in impairment charges on loans and advances.

Net profit decreased from ¥571,518 million for the fiscal year ended March 31, 2011 to ¥457,998 million for the fiscal year ended March 31, 2012 as a result of an increase in both general and administrative expenses and income tax expense resulting from a reduction of net deferred tax assets which resulted mainly from changes in Japanese corporation tax rates which will be applied after the fiscal years beginning April 1, 2012. For a more detailed description of changes in Japanese corporation tax rates, see “Item5.A. Operating Results—Income Tax Expense.”

Fiscal Year Ended March 31, 2011 Compared to Fiscal Year Ended March 31, 2010

Total operating income increased by ¥113,692 million, or 4%, from ¥2,764,553 million for the fiscal year ended March 31, 2010 to ¥2,878,245 million for the fiscal year ended March 31, 2011. The primary reason for this increase was an increase in net fee and commission income of ¥145,423 million due mainly to the effect of the inclusion of full year impact of SMBC Nikko Securities, which became a subsidiary in October 2009, and the acquisition of Cedyna in May 2010. In addition, net investment income increased by ¥57,359 million due primarily to an increase in gains on sales of bonds by quickly responding to fluctuations in the market interest rates at the Bank. These were partially offset by decreases in net interest income, which was driven by a decline in market interest rates, and net income from financial assets at fair value through profit or loss due primarily to a decrease in gains on debt instruments.

Net operating income decreased by ¥61,595 million from ¥2,505,912 million for the fiscal year ended March 31, 2010 to ¥2,444,317 million for the fiscal year ended March 31, 2011. The primary reason of this decrease was an increase in impairment charges on available-for-sale financial assets.

Net profit decreased from a net profit of ¥646,693 million for the fiscal year ended March 31, 2010 to a net profit of ¥571,518 million for the fiscal year ended March 31, 2011 as a result of a decrease in net operating income described above and an increase in general and administrative expenses due to the inclusion of full year impact of SMBC Nikko Securities in October 2009 and the acquisition of Cedyna in May 2010.

Net Interest Income

The following tables show the average balances of our statements of financial position items and related interest income and expense, and average rates for the fiscal years ended March 31, 2012, 2011 and 2010:

	For the fiscal year ended March 31,
	2012			2011			2010
	Average balance(3)	Interest income	Average rate	Average balance(3)	Interest income	Average rate	Average balance(3)	Interest income	Average rate
	(In millions, except percentages)
Interest-earning assets:
Interest-earning deposits with other banks:
Domestic offices	¥292,043	¥1,602	0.55%	¥298,557	¥1,144	0.38%	¥222,757	¥1,005	0.45%
Foreign offices	3,626,677	26,557	0.73%	2,224,887	17,324	0.78%	2,054,195	13,591	0.66%

Total	3,918,720	28,159	0.72%	2,523,444	18,468	0.73%	2,276,952	14,596	0.64%

Call loans and bills bought:
Domestic offices	346,962	2,081	0.60%	361,438	2,252	0.62%	347,177	2,500	0.72%
Foreign offices	832,860	12,269	1.47%	802,633	7,022	0.87%	819,819	4,952	0.60%

Total	1,179,822	14,350	1.22%	1,164,071	9,274	0.80%	1,166,996	7,452	0.64%

Reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	4,123,424	9,072	0.22%	4,467,165	11,271	0.25%	2,509,461	8,634	0.34%
Foreign offices	200,641	6,047	3.01%	76,189	2,375	3.12%	24,899	802	3.22%

Total	4,324,065	15,119	0.35%	4,543,354	13,646	0.30%	2,534,360	9,436	0.37%

Held-to-maturity investments(1):
Domestic offices	4,818,061	37,895	0.79%	3,709,853	32,629	0.88%	2,830,378	28,784	1.02%

Available-for-sale financial assets(1):
Domestic offices	23,307,399	83,223	0.36%	19,297,268	103,026	0.53%	13,561,413	104,254	0.77%
Foreign offices	1,001,531	16,835	1.68%	1,229,769	19,076	1.55%	1,120,526	17,819	1.59%

Total	24,308,930	100,058	0.41%	20,527,037	122,102	0.59%	14,681,939	122,073	0.83%

Loans and advances(2):
Domestic offices	62,286,915	1,224,234	1.97%	63,761,723	1,282,041	2.01%	64,768,749	1,317,068	2.03%
Foreign offices	11,618,471	290,516	2.50%	9,702,902	242,021	2.49%	10,451,249	266,638	2.55%

Total	73,905,386	1,514,750	2.05%	73,464,625	1,524,062	2.07%	75,219,998	1,583,706	2.11%

Total interest-earning assets:
Domestic offices	95,174,804	1,358,107	1.43%	91,896,004	1,432,363	1.56%	84,239,935	1,462,245	1.74%
Foreign offices	17,280,180	352,224	2.04%	14,036,380	287,818	2.05%	14,470,688	303,802	2.10%

Total	¥112,454,984	1,710,331	1.52%	¥105,932,384	1,720,181	1.62%	¥98,710,623	1,766,047	1.79%

	For the fiscal year ended March 31,
	2012			2011			2010
	Average balance(3)	Interest expense	Average rate	Average balance(3)	Interest expense	Average rate	Average balance(3)	Interest expense	Average rate
	(In millions, except percentages)
Interest-bearing liabilities:
Deposits:
Domestic offices	¥69,331,354	¥61,690	0.09%	¥67,912,936	¥78,529	0.12%	¥65,150,510	¥119,055	0.18%
Foreign offices	9,819,810	67,773	0.69%	8,351,047	55,955	0.67%	8,916,248	54,319	0.61%

Total	79,151,164	129,463	0.16%	76,263,983	134,484	0.18%	74,066,758	173,374	0.23%

Call money and bills sold:
Domestic offices	1,434,363	1,564	0.11%	1,613,628	2,166	0.13%	1,857,443	2,855	0.15%
Foreign offices	379,093	1,999	0.53%	334,514	1,672	0.50%	1,207,668	3,392	0.28%

Total	1,813,456	3,563	0.20%	1,948,142	3,838	0.20%	3,065,111	6,247	0.20%

Repurchase agreements and cash collateral on securities lent:
Domestic offices	4,908,276	7,901	0.16%	5,074,570	9,421	0.19%	3,472,016	6,843	0.20%
Foreign offices	649,143	2,665	0.41%	602,510	2,183	0.36%	365,884	703	0.19%

Total	5,557,419	10,566	0.19%	5,677,080	11,604	0.20%	3,837,900	7,546	0.20%

Borrowings:
Domestic offices	10,904,124	66,414	0.61%	8,600,247	70,713	0.82%	6,066,674	60,837	1.00%
Foreign offices	347,165	17,076	4.92%	451,803	14,762	3.27%	471,182	18,467	3.92%

Total	11,251,289	83,490	0.74%	9,052,050	85,475	0.94%	6,537,856	79,304	1.21%

Debt securities in issue:
Domestic offices	5,336,930	77,083	1.44%	4,873,726	65,834	1.35%	4,783,157	67,785	1.42%
Foreign offices	820,798	8,712	1.06%	595,205	9,110	1.53%	431,283	10,543	2.44%

Total	6,157,728	85,795	1.39%	5,468,931	74,944	1.37%	5,214,440	78,328	1.50%

Other interest-bearing liabilities:
Domestic offices	73,821	672	0.91%	72,261	635	0.88%	83,198	1,977	2.38%
Foreign offices	3,508	82	2.34%	4,147	76	1.83%	4,518	34	0.75%

Total	77,329	754	0.98%	76,408	711	0.93%	87,716	2,011	2.29%

Total interest-bearing liabilities:
Domestic offices	91,988,868	215,324	0.23%	88,147,368	227,298	0.26%	81,412,998	259,352	0.32%
Foreign offices	12,019,517	98,307	0.82%	10,339,226	83,758	0.81%	11,396,783	87,458	0.77%

Total	¥104,008,385	313,631	0.30%	¥98,486,594	311,056	0.32%	¥92,809,781	346,810	0.37%

Net interest income and interest rate spread		¥1,396,700	1.22%		¥1,409,125	1.30%		¥1,419,237	1.42%

(1)	Taxable investment securities and non-taxable investment securities are not disclosed separately because the aggregate effect of these average balances and interest income would not be material. In addition, the yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect of such calculation would not be material.
(2)	Loans and advances include impaired loans and advances. The amortized portion of net loan origination fees is included in interest income on loans and advances.
(3)	Average balances are generally based on a daily average. Weekly, month-end or quarter-end averages are used for certain average balances where it is not practical to obtain applicable daily averages. The allocations of amounts between domestic and foreign are based on the location of the office.

The following tables show changes in our net interest income based on changes in volume and changes in rate for the fiscal year ended March 31, 2012 compared to the fiscal year ended March 31, 2011, and those for the fiscal year ended March 31, 2011 compared to the fiscal year ended March 31, 2010:

	Fiscal year ended March 31, 2012 compared to fiscal year ended March 31, 2011 Increase / (decrease)			Fiscal year ended March 31, 2011 compared to fiscal year ended March 31, 2010 Increase / (decrease)
	Volume	Rate	Net change	Volume	Rate	Net change
	(In millions)
Interest income:
Interest-earning deposits with other banks:
Domestic offices	¥(25)	¥483	¥458	¥305	¥(166)	¥139
Foreign offices	10,298	(1,065)	9,233	1,193	2,540	3,733

Total	10,273	(582)	9,691	1,498	2,374	3,872

Call loans and bills bought:
Domestic offices	(88)	(83)	(171)	99	(347)	(248)
Foreign offices	272	4,975	5,247	(106)	2,176	2,070

Total	184	4,892	5,076	(7)	1,829	1,822

Reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	(819)	(1,380)	(2,199)	5,372	(2,735)	2,637
Foreign offices	3,749	(77)	3,672	1,601	(28)	1,573

Total	2,930	(1,457)	1,473	6,973	(2,763)	4,210

Held-to-maturity investments:
Domestic offices	9,009	(3,743)	5,266	8,104	(4,259)	3,845

Available-for-sale financial assets:
Domestic offices	18,573	(38,376)	(19,803)	36,198	(37,426)	(1,228)
Foreign offices	(3,742)	1,501	(2,241)	1,702	(445)	1,257

Total	14,831	(36,875)	(22,044)	37,900	(37,871)	29

Loans and advances:
Domestic offices	(29,327)	(28,480)	(57,807)	(20,342)	(14,685)	(35,027)
Foreign offices	47,885	610	48,495	(18,749)	(5,868)	(24,617)

Total	18,558	(27,870)	(9,312)	(39,091)	(20,553)	(59,644)

Total interest income:
Domestic offices	(2,677)	(71,579)	(74,256)	29,736	(59,618)	(29,882)
Foreign offices	58,462	5,944	64,406	(14,359)	(1,625)	(15,984)

Total	¥55,785	¥(65,635)	¥(9,850)	¥15,377	¥(61,243)	¥(45,866)

	Fiscal year ended March 31, 2012 compared to fiscal year ended March 31, 2011 Increase / (decrease)			Fiscal year ended March 31, 2011 compared to fiscal year ended March 31, 2010 Increase / (decrease)
	Volume	Rate	Net change	Volume	Rate	Net change
	(In millions)
Interest expense:
Deposits:
Domestic offices	¥1,669	¥(18,508)	¥(16,839)	¥4,858	¥(45,384)	¥(40,526)
Foreign offices	10,092	1,726	11,818	(3,577)	5,213	1,636

Total	11,761	(16,782)	(5,021)	1,281	(40,171)	(38,890)

Call money and bills sold:
Domestic offices	(218)	(384)	(602)	(348)	(341)	(689)
Foreign offices	232	95	327	(3,373)	1,653	(1,720)

Total	14	(289)	(275)	(3,721)	1,312	(2,409)

Repurchase agreements and cash collateral on securities lent:
Domestic offices	(307)	(1,213)	(1,520)	3,053	(475)	2,578
Foreign offices	176	306	482	624	856	1,480

Total	(131)	(907)	(1,038)	3,677	381	4,058

Borrowings:
Domestic offices	16,418	(20,717)	(4,299)	22,183	(12,307)	9,876
Foreign offices	(3,965)	6,279	2,314	(734)	(2,971)	(3,705)

Total	12,453	(14,438)	(1,985)	21,449	(15,278)	6,171

Debt securities in issue:
Domestic offices	6,498	4,751	11,249	1,266	(3,217)	(1,951)
Foreign offices	2,866	(3,264)	(398)	3,252	(4,685)	(1,433)

Total	9,364	1,487	10,851	4,518	(7,902)	(3,384)

Other interest-bearing liabilities:
Domestic offices	14	23	37	(232)	(1,110)	(1,342)
Foreign offices	(13)	19	6	(3)	45	42

Total	1	42	43	(235)	(1,065)	(1,300)

Total interest expense:
Domestic offices	24,074	(36,048)	(11,974)	30,780	(62,834)	(32,054)
Foreign offices	9,388	5,161	14,549	(3,811)	111	(3,700)

Total	33,462	(30,887)	2,575	26,969	(62,723)	(35,754)

Net interest income:
Domestic offices	(26,751)	(35,531)	(62,282)	(1,044)	3,216	2,172
Foreign offices	49,074	783	49,857	(10,548)	(1,736)	(12,284)

Total	¥22,323	¥(34,748)	¥(12,425)	¥(11,592)	¥1,480	¥(10,112)

Fiscal Year Ended March 31, 2012 Compared to Fiscal Year Ended March 31, 2011

Interest Income

Our interest income decreased by ¥9,850 million, or 1%, from ¥1,720,181 million for the fiscal year ended March 31, 2011 to ¥1,710,331 million for the fiscal year ended March 31, 2012. This decrease reflected decreases in interest income from investment securities, including available-for-sale financial assets and held-to-maturity investments, and loans and advances. Interest income from investment securities decreased by

¥16,778 million, or 11%, from ¥154,731 million for the fiscal year ended March 31, 2011 to ¥137,953 million for the fiscal year ended March 31, 2012, due to a decline in average rates. Interest income on loans and advances decreased by ¥9,312 million, or 1%, from ¥1,524,062 million for the fiscal year ended March 31, 2011 to ¥1,514,750 million for the fiscal year ended March 31, 2012, mainly due to a decrease in both average balance and rates at our domestic offices, reflecting weak financing needs of domestic companies and the sluggish housing market.

Interest Expense

Our interest expense increased by ¥2,575 million, or 1%, from ¥311,056 million for the fiscal year ended March 31, 2011 to ¥313,631 million for the fiscal year ended March 31, 2012, due primarily to an increase in interest expense on debt securities in issue, which was partially offset by a decrease in interest expense on deposits. Interest expense on debt securities in issue increased by ¥10,851 million, or 14%, from ¥74,944 million for the fiscal year ended March 31, 2011 to ¥85,795 million for the fiscal year ended March 31, 2012, due primarily to an increase of senior bonds issued for foreign currency funding. Our interest expense on deposits decreased by ¥5,021 million, or 4%, from ¥134,484 million for the fiscal year ended March 31, 2011 to ¥129,463 million for the fiscal year ended March 31, 2012, due primarily to a decline in domestic interest rates.

Net Interest Income

Our net interest income decreased by ¥12,425 million, or 1%, from ¥1,409,125 million for the fiscal year ended March 31, 2011 to ¥1,396,700 million for the fiscal year ended March 31, 2012. The decrease in our net interest income was due primarily to a decrease in interest income on loans and advances and investment securities, and an increase in interest expense on debt securities in issues.

On an average rate basis, from the fiscal year ended March 31, 2011 to March 31, 2012, loans and advances at domestic offices decreased by 0.04 percentage point from 2.01% to 1.97% and loans and advances at foreign offices increased by 0.01 percentage point from 2.49% to 2.50%, resulting in the total for loans and advances decreasing by 0.02 percentage point from 2.07% to 2.05%. On an average rate basis, deposits at domestic offices decreased by 0.03 percentage point from 0.12% to 0.09%, while deposits at foreign offices increased by 0.02 percentage point from 0.67% to 0.69%, resulting in the total for deposits decreasing by 0.02 percentage point from 0.18% to 0.16%.

Fiscal Year Ended March 31, 2011 Compared to Fiscal Year Ended March 31, 2010

Interest Income

Our interest income decreased by ¥45,866 million, or 3%, from ¥1,766,047 million for the fiscal year ended March 31, 2010 to ¥1,720,181 million for the fiscal year ended March 31, 2011. This decrease principally reflected decreases in interest on loans and advances. Our interest on loans and advances decreased by ¥59,644 million, or 4%, from ¥1,583,706 million for the fiscal year ended March 31, 2010 to ¥1,524,062 million for the fiscal year ended March 31, 2011, due to a decrease in the balance of loans and advances as well as a decline in market interest rates. Interest from investment securities increased by ¥3,874 million, or 3%, from ¥150,857 million for the fiscal year ended March 31, 2010 to ¥154,731 million for the fiscal year ended March 31, 2011. The increase in interest from investment securities was due primarily to an increase in investment in bonds as a result of limited demand for funding in Japan.

Interest Expense

Our interest expense decreased by ¥35,754 million, or 10%, from ¥346,810 million for the fiscal year ended March 31, 2010 to ¥311,056 million for the fiscal year ended March 31, 2011, due primarily to a decrease in interest expense on deposits. Our interest expense on deposits decreased by ¥38,890 million, or 22%, from

¥173,374 million for the fiscal year ended March 31, 2010 to ¥134,484 million for the fiscal year ended March 31, 2011, due primarily to a decline of interest rates in Japan.

Net Interest Income

Our net interest income decreased by ¥10,112 million, or 1%, from ¥1,419,237 million for the fiscal year ended March 31, 2010 to ¥1,409,125 million for the fiscal year ended March 31, 2011. The decrease in our net interest income was due primarily to a decrease in interest income on loans and advances, of which ¥39,091 million is attributable to the decrease in volume and ¥20,553 million is attributable to the decline in market interest rates, which was offset by an increase of interest income on investment securities and a decrease in interest expense on deposits.

On an average rate basis, from the fiscal year ended March 31, 2010 to March 31, 2011, loans and advances at domestic offices decreased by 0.02 percentage point from 2.03% to 2.01% and loans and advances at foreign offices decreased by 0.06 percentage point from 2.55% to 2.49%, resulting in the total for loans and advances decreasing by 0.04 percentage point from 2.11% to 2.07%. On an average rate basis, deposits at domestic offices decreased by 0.06 percentage point from 0.18% to 0.12%, while deposits at foreign offices increased by 0.06 percentage point from 0.61% to 0.67%, resulting in the total for deposits decreasing by 0.05 percentage point from 0.23% to 0.18%.

Net Fee and Commission Income

The following table sets forth the breakdown of our net fee and commission income for the periods shown:

	For the fiscal year ended March 31,
	2012	2011	2010
	(In millions)
Fee and commission income from:
Loans	¥83,919	¥75,860	¥81,174
Credit card business	210,449	181,160	143,987
Guarantees	41,059	28,779	11,823
Securities-related business	80,965	61,467	43,164
Deposits	16,802	16,256	15,819
Remittances and transfers	125,796	126,916	124,917
Safe deposits	6,324	6,508	6,685
Trust fees	1,373	2,328	1,779
Investment trusts	142,941	163,708	96,258
Agency	18,897	18,056	14,763
Others	140,882	125,666	110,068

Total fee and commission income	869,407	806,704	650,437

Fee and commission expense from:
Remittances and transfers	33,114	34,062	31,086
Guarantees	18,487	21,645	16,268
Others	80,961	76,853	74,362

Total fee and commission expense	132,562	132,560	121,716

Net fee and commission income	¥736,845	¥674,144	¥528,721

Fiscal Year Ended March 31, 2012 Compared to Fiscal Year Ended March 31, 2011

Fee and commission income increased by ¥62,703 million, or 8%, from ¥806,704 million for the fiscal year ended March 31, 2011 to ¥869,407 million for the fiscal year ended March 31, 2012. Primary sources of fee and commission income are fees obtained through our credit card business, investment trust sales commissions, remittance and transfer fees, fees obtained through securities-related business, and commissions in relation to loan transactions. The fees related to credit card business increased, due to the inclusion of the full year impact of Cedyna. Those fees related to guarantees also increased due mainly to the inclusion of guarantee fees at SMBC Consumer Finance, which became our consolidated subsidiary in December 2011. The increase was partially offset by a decrease in the commissions from investment trust sales mainly due to the contraction of the Japanese economy coupled with the aftermath of the Great East Japan Earthquake, the appreciation of the yen, sinking global stock markets, and the steady low-interest rate.

Fee and commission expense was ¥132,562 million for the fiscal year ended March 31, 2012, increased slightly from ¥132,560 million for the fiscal year ended March 31, 2011.

As a result, net fee and commission income increased by ¥62,701 million, or 9%, from ¥674,144 million for the fiscal year ended March 31, 2011 to ¥736,845 million for the fiscal year ended March 31, 2012.

Fiscal Year Ended March 31, 2011 Compared to Fiscal Year Ended March 31, 2010

Fee and commission income increased by ¥156,267 million, or 24%, from ¥650,437 million for the fiscal year ended March 31, 2010 to ¥806,704 million for the fiscal year ended March 31, 2011. The commissions from investment trusts sales markedly increased due to increased sales of investment trusts to individual retail customers at the Bank and the inclusion of the full year impact of SMBC Nikko Securities, which also contributed to the fee increases for securities-related businesses. The fees related to credit card and guarantees also increased, due to the acquisition of Cedyna in May 2010.

Fee and commission expense was ¥132,560 million for the fiscal year ended March 31, 2011, increased slightly from ¥121,716 million for the fiscal year ended March 31, 2010.

As a result, net fee and commission income increased by ¥145,423 million, or 28%, from ¥528,721 million for the fiscal year ended March 31, 2010 to ¥674,144 million for the fiscal year ended March 31, 2011.

Net Income from Trading, Financial Assets at Fair Value Through Profit or Loss and Investment Securities

The following table sets forth our net income from trading and financial assets at fair value through profit or loss and investment securities for the periods shown:

	For the fiscal year ended March 31,
	2012	2011	2010
	(In millions)
Net trading income:
Interest rate	¥131,736	¥205,102	¥106,562
Foreign exchange	37,951	104,037	104,929
Equity	14,790	17,243	36,969
Credit	(1,907)	(2,543)	53,203
Others(1)	(274)	640	28,467

Total net trading income	¥182,296	¥324,479	¥330,130

Net income from financial assets at fair value through profit or loss:
Net income from debt instruments	¥34,334	¥29,150	¥65,403
Net income (loss) from equity instruments	(600)	966	10,176

Total net income from financial assets at fair value through profit or loss	¥33,734	¥30,116	¥75,579

Net investment income:
Net gain from disposal of debt instruments	¥149,484	¥141,982	¥61,541
Net gain from disposal of equity instruments	11,657	20,779	58,627
Dividend income	78,224	73,150	58,384

Total net investment income	¥239,365	¥235,911	¥178,552

(1)	Others for the fiscal year ended March 31, 2010 includes the change in fair value of the derivative embedded in the Type 4 preferred stock.

Fiscal Year Ended March 31, 2012 Compared to Fiscal Year Ended March 31, 2011

Net trading income decreased by ¥142,183 million from ¥324,479 million for the fiscal year ended March 31, 2011 to ¥182,296 million for the fiscal year ended March 31, 2012 due primarily to a decrease in net trading income from interest rate transactions and foreign exchange transactions.

Net income from financial assets at fair value through profit or loss increased by ¥3,618 million from ¥30,116 million for the fiscal year ended March 31, 2011 to ¥33,734 million for the fiscal year ended March 31, 2012 due primarily to an increase in the fair value of debt instruments.

Net investment income slightly increased by ¥3,454 million from ¥235,911 million for the fiscal year ended March 31, 2011 to ¥239,365 million for the fiscal year ended March 31, 2012.

The total of net trading income, net income from financial assets at fair value through profit or loss and net investment income decreased by ¥135,111 million from ¥590,506 million for the fiscal year ended March 31, 2011 to ¥455,395 million for the fiscal year ended March 31, 2012. The decrease in net trading income was partly offset by an increase in net income from financial assets at fair value through profit or loss.

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

Other Income

The following table sets forth our other income for the periods shown:

	For the fiscal year ended March 31,
	2012	2011	2010
	(In millions)
Income from operating leases	¥72,483	¥63,199	¥56,121
Gains on disposal of assets leased	24,977	6,774	10,344
Income related to IT solution services	39,648	43,775	44,319
Gains on disposal of property, plant and equipment and other intangible assets	2,741	885	17,179
Reversal of impairment losses of investments in associates and joint ventures	19,333	13,533	19,832
Gains on step acquisition of subsidiaries	27,491	15,623	—
Others	58,890	60,681	84,539

Total other income	¥245,563	¥204,470	¥232,334

Fiscal Year Ended March 31, 2012 Compared to Fiscal Year Ended March 31, 2011

Other income increased by ¥41,093 million, or 20%, from ¥204,470 million for the fiscal year ended March 31, 2011 to ¥245,563 million for the fiscal year ended March 31, 2012. The increase in other income was due primarily to an increase in income from operating leases and gains on disposal of assets leased. Gains on step acquisition of subsidiaries for the fiscal year ended March 31, 2012 included gains related to the acquisition of SMBC Consumer Finance, which had been our associate and became our consolidated subsidiary in December 2011.

Fiscal Year Ended March 31, 2011 Compared to Fiscal Year Ended March 31, 2010

Other income decreased by ¥27,864 million, or 12%, from ¥232,334 million for the fiscal year ended March 31, 2010 to ¥204,470 million for the fiscal year ended March 31, 2011. The decrease in other income was due primarily to a decrease in gains on disposal of property, plant and equipment and other intangible assets from the prior fiscal year when our subsidiaries sold fixed assets and reversal of impairment losses of investments in associates. The decrease was partially offset by gains on the step acquisition of Cedyna and other subsidiaries, and an increase in income from operating leases.

Impairment Charges on Financial Assets

The following table sets forth our impairment charges for the periods shown:

	For the fiscal year ended March 31,
	2012	2011	2010
	(In millions)
Loans and advances	¥144,022	¥259,292	¥215,886
Available-for-sale financial assets	140,288	174,636	42,755

Total impairment charges on financial assets	¥284,310	¥433,928	¥258,641

Fiscal Year Ended March 31, 2012 Compared to Fiscal Year Ended March 31, 2011

Our impairment charges on financial assets consist of losses relating to loans and advances, and investment securities.

In the first few months of the fiscal year ended March 31, 2012, the Japanese economy contracted in the aftermath of the Great East Japan Earthquake. The Japanese economy then gradually began to and continued to recover. In the second half of the fiscal year, there were some visible signs of improvement in the unemployment rate, and private consumption remained firm, in spite of deceleration of certain overseas economies coupled with the persistent strength of the Japanese yen against other currencies. The Nikkei 225 Index, which was ¥9,755.10 at March 31, 2011, recovered to ¥10,083.56 at March 31, 2012 in response to the strong U.S. stock market.

Impairment charges on loans and advances decreased by ¥115,270 million from ¥259,292 million for the fiscal year ended March 31, 2011 to ¥144,022 million for the fiscal year ended March 31, 2012. The decrease in impairment charges on loans and advances reflected not only the economic condition mentioned above but also our consistent implementation of consultative actions tailored to our borrowers’ businesses and financial condition. For detailed information on provision for loan losses, see “—Financial Condition—Allowance for Loan Losses.”

Impairment charges on available-for-sale financial assets decreased from ¥174,636 million for the fiscal year ended March 31, 2011 to ¥140,288 million for the fiscal year ended March 31, 2012. Most of the impairment charges on available-for-sale financial assets for the fiscal year ended March 31, 2012 were from publicly traded Japanese stocks.

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

For detailed information on our available-for-sale financial assets, which include a diversified portfolio of domestic equity securities, see “—Financial Condition—Investment Securities.”

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

Impairment charges on available-for-sale financial assets increased from ¥42,755 million for the fiscal year ended March 31, 2010 to ¥174,636 million for the fiscal year ended March 31, 2011. The majority of the impairment charges for the fiscal year ended March 31, 2011 was from equity instruments and amounted to ¥165,764 million. The increase in impairment charges on available-for-sale equity instruments included the effect of the Great East Japan Earthquake.

General and Administrative Expenses

The following table sets forth a breakdown of our general and administrative expenses for the periods shown:

	For the fiscal year ended March 31,
	2012	2011	2010
	(In millions)
Personnel expenses	¥612,512	¥577,970	¥511,075
Depreciation and amortization	121,611	112,618	107,054
Rent and lease expenses	105,196	92,160	77,715
Building and maintenance expenses	8,283	10,186	9,176
Supplies expenses	14,192	15,135	14,797
Communication expenses	34,170	33,538	23,939
Publicity and advertising expenses	41,957	40,213	35,315
Taxes and dues	56,582	56,648	51,020
Outsourcing expenses	85,196	79,525	68,715
Premiums for deposit insurance	59,600	57,637	53,799
Office equipment expenses	32,201	29,234	22,537
Others	195,205	188,682	121,815

Total general and administrative expenses	¥1,366,705	¥1,293,546	¥1,096,957

Fiscal Year Ended March 31, 2012 Compared to Fiscal Year Ended March 31, 2011

General and administrative expenses increased by ¥73,159 million, or 6%, from ¥1,293,546 million for the fiscal year ended March 31, 2011 to ¥1,366,705 million for the fiscal year ended March 31, 2012, due mainly to the expansion of business including overseas operations, the depreciation of past information technology investments and facility investments, the inclusion of the full year impact of Cedyna’s general and administrative expenses and the inclusion of general and administrative expenses of SMBC Consumer Finance, which became our consolidated subsidiary in December 2011.

Fiscal Year Ended March 31, 2011 Compared to Fiscal Year Ended March 31, 2010

General and administrative expenses increased by ¥196,589 million, or 18%, from ¥1,096,957 million for the fiscal year ended March 31, 2010 to ¥1,293,546 million for the fiscal year ended March 31, 2011, due mainly to the inclusion of the full year impact of SMBC Nikko Securities, which became a subsidiary in October 2009, the acquisition of Cedyna in May 2010, and an increase in rent and lease expenses.

Other Expenses

The following table sets forth our other expenses for the periods shown:

	For the fiscal year ended March 31,
	2012	2011	2010
	(In millions)
Cost of operating leases	¥46,278	¥36,652	¥30,487
Losses on disposal of assets leased	20,678	2,599	6,948
Cost related to IT solution services	98,914	95,625	95,342
Losses on disposal of property, plant and equipment and other intangible assets	6,541	5,813	4,497
Impairment losses of property, plant and equipment	3,757	5,360	9,899
Impairment losses of intangible assets	1,989	59	6,184
Losses on sale of investments in subsidiaries and associates	439	138	9,412
Impairment losses of investments in associates and joint ventures	656	16,837	18,134
Others	60,040	49,209	55,857

Total other expenses	¥239,292	¥212,292	¥236,760

Fiscal Year Ended March 31, 2012 Compared to Fiscal Year Ended March 31, 2011

Other expenses increased by ¥27,000 million, or 13%, from ¥212,292 million for the fiscal year ended March 31, 2011 to ¥239,292 million for the fiscal year ended March 31, 2012, due primarily to an increase in cost of operating leases and losses on disposal of assets, partially offset by a decrease in impairment losses of investments in associates and joint ventures.

Fiscal Year Ended March 31, 2011 Compared to Fiscal Year Ended March 31, 2010

Other expenses decreased by ¥24,468 million, or 10%, from ¥236,760 million for the fiscal year ended March 31, 2010 to ¥212,292 million for the fiscal year ended March 31, 2011, due primarily to a decrease in losses on sale of investments in subsidiaries and associates, a decrease in impairment losses of property, plant and equipment of subsidiaries, and a decrease in impairment losses of intangible assets.

Share of Post-tax Loss of Associates and Joint Ventures

Fiscal Year Ended March 31, 2012 Compared to Fiscal Year Ended March 31, 2011

Share of post-tax loss of associates and joint ventures was ¥25,004 million for the fiscal year ended March 31, 2012, an increase of ¥19,208 million, from ¥5,796 million for the fiscal year ended March 31, 2011 due mainly to net loss of our consumer finance associate resulting from its increase in its provisions for interest repayment.

Fiscal Year Ended March 31, 2011 Compared to Fiscal Year Ended March 31, 2010

Share of post-tax loss of associates and joint ventures was ¥5,796 million for the fiscal year ended March 31, 2011, a decrease of ¥31,665 million, from ¥37,461 million for the fiscal year ended March 31, 2010 due mainly to not recognizing our shares of the profit or loss of some associates which changed from being our equity-method associates to our subsidiaries for the fiscal year ended March 31, 2011.

Income Tax Expense

Fiscal Year Ended March 31, 2012 Compared to Fiscal Year Ended March 31, 2011

Income tax expense increased by ¥100,029 million from ¥361,165 million for the fiscal year ended March 31, 2011 to ¥461,194 million for the fiscal year ended March 31, 2012. The increase of income tax expense is due mainly to an increase in deferred tax expense associated with a decrease of net deferred tax assets which resulted from changes in Japanese corporation tax rates.

On December 2, 2011, the Government of Japan promulgated (i) an amendment to the Corporation Tax Act and (ii) the Act on Special Measures Concerning Securing Necessary Financial Resources for Funding the Restoration from the Great East Japan Earthquake. Those laws will (i) reduce the Japanese national corporation tax rate by 4.5 percentage points from fiscal years beginning on or after April 1, 2012 but (ii) impose a 10% corporation surtax, i.e., an additional tax to be paid calculated as 10% of the corporation tax payable after the 4.5-percentage-point rate reduction, during the three fiscal years beginning on or after April 1, 2012 through to March 31, 2015. As a result, the effective statutory tax rate (including local taxes) of SMFG (currently 40.7%) would be reduced by approximately 2.7 percentage points during the three fiscal years beginning April 1, 2012 and by approximately 5.1 percentage points for the fiscal years beginning April 1, 2015.

We measured deferred tax assets and deferred tax liabilities at the tax rates that are expected to apply to the period when the assets are realized or the liabilities are settled, based on the tax rates that have been enacted or are substantively enacted at March 31, 2012. Accordingly, the tax rate reduction increased deferred tax expense for the fiscal year ended March 31, 2012.

Fiscal Year Ended March 31, 2011 Compared to Fiscal Year Ended March 31, 2010

Income tax expense decreased by ¥126,876 million from an expense of ¥488,041 million for the fiscal year ended March 31, 2010 to an expense of ¥361,165 million for the fiscal year ended March 31, 2011 due mainly to a decrease of profit before tax.

Business Segment Analysis

Our business segment information is based on the internal reporting system utilized by our management to assess the performance of our business segments under Japanese GAAP. We have four main business segments: Commercial Banking, Securities, Leasing and Credit Card, with the remaining operations recorded in Others. The commercial banking segment includes the Bank, which accounts for a major portion of our total assets and revenue, other domestic banking subsidiaries, such as Kansai Urban Banking Corporation, The Minato Bank and The Japan Net Bank, as well as foreign banking subsidiaries, such as SMBC Europe, SMBC (China) and Manufacturers Bank. We have SMBC Nikko Securities and SMBC Friend Securities in the securities segment, Sumitomo Mitsui Finance and Leasing in the leasing segment and Sumitomo Mitsui Card and Cedyna in the credit card segment. Since the Bank has a significant impact on our overall performance, its performance is reported to management in more detail by dividing the Bank’s performance into five business units by customer market: the Consumer Banking Unit, the Middle Market Banking Unit, the Corporate Banking Unit, the International Banking Unit and the Treasury Unit. In addition to the five business units, the Bank also has several cross-sectional units and departments. The revenues and expenses of these units and departments are in principal allocated to each business unit. Organizational charts of SMFG and the Bank are provided in “Item 4.C. Organizational Structure.” Since figures reported to management are prepared under Japanese GAAP, the segment information does not agree to figures in the consolidated financial statements under IFRS. This difference is addressed in “Segment Analysis—Reconciliation of Segmental Results of Operation to Consolidated Income Statement” of Note 4 to our consolidated financial statements included elsewhere in this annual report.

Segmental Results of Operations

For the fiscal year ended March 31, 2012:

	Commercial Banking
	SMBC							Total(3)
	Consumer Banking Unit	Middle Market Banking Unit	Corporate Banking Unit	International Banking Unit	Treasury Unit	Others	SMBC Total
	(In billions)
Gross profit	¥383.7	¥422.9	¥212.6	¥197.4	¥319.3	¥(3.4)	¥1,532.5	¥1,763.9
Net interest income	326.9	256.8	136.6	111.6	123.1	1.9	956.9	1,113.5
Net non-interest income	56.8	166.1	76.0	85.8	196.2	(5.3)	575.6	650.4
General and administrative expenses	(289.5)	(222.8)	(38.2)	(64.9)	(19.2)	(84.9)	(719.5)	(851.3)
Other profit (loss)(1)	—	—	—	—	—	—	—	(20.5)

Consolidated net business profit(2)(5)	¥94.2	¥200.1	¥174.4	¥132.5	¥300.1	¥(88.3)	¥813.0	¥892.1

	Securities			Leasing		Credit Card			Others	Total
	SMBC Nikko Securities	SMBC Friend Securities	Total(3)	Sumitomo Mitsui Finance & Leasing	Total(3)	Sumitomo Mitsui Card	Cedyna	Total(3)
	(In billions)
Gross profit	¥221.3	¥47.4	¥277.9	¥88.5	¥93.8	¥179.3	¥160.1	¥345.9	¥128.6	¥2,610.1
Net interest income	(2.5)	0.5	(0.7)	55.8	54.8	18.5	36.4	56.8	125.1	1,349.5
Net non-interest income	223.8	46.9	278.6	32.7	39.0	160.8	123.7	289.1	3.5	1,260.6
General and administrative expenses	(180.1)	(39.1)	(224.5)	(28.1)	(39.6)	(126.6)	(120.6)	(252.2)	(7.0)	(1,374.6)
Other profit (loss)(1)	(1.2)	—	(2.6)	(1.0)	8.2	(9.6)	(67.2)	(73.9)	(132.8)	(221.6)

Consolidated net business profit(2)(5)	¥40.0	¥8.3	¥50.8	¥59.4	¥62.4	¥43.1	¥(27.7)	¥19.8	¥(11.2)	¥1,013.9

For the fiscal year ended March 31, 2011:

	Commercial Banking
	SMBC							Total(3)
	Consumer Banking Unit	Middle Market Banking Unit	Corporate Banking Unit	International Banking Unit	Treasury Unit	Others	SMBC Total
	(In billions)
Gross profit	¥387.8	¥443.9	¥201.3	¥186.5	¥330.7	¥(18.4)	¥1,531.8	¥1,773.5
Net interest income	337.5	272.9	131.4	107.7	136.3	(18.0)	967.8	1,117.6
Net non-interest income	50.3	171.0	69.9	78.8	194.4	(0.4)	564.0	655.9
General and administrative expenses	(290.3)	(221.7)	(36.0)	(57.9)	(17.9)	(75.4)	(699.2)	(834.2)
Other profit (loss)(1)	—	—	—	—	—	—	—	(34.4)

Consolidated net business profit(2)(5)	¥97.5	¥222.2	¥165.3	¥128.6	¥312.8	¥(93.8)	¥832.6	¥904.9

	Securities			Leasing		Credit Card			Others	Total
	SMBC Nikko Securities	SMBC Friend Securities	Total(3)	Sumitomo Mitsui Finance & Leasing	Total(3)	Sumitomo Mitsui Card	Cedyna(4)	Total(3)
	(In billions)
Gross profit	¥205.2	¥53.0	¥261.6	¥95.2	¥99.4	¥182.3	¥134.4	¥322.5	¥75.6	¥2,532.6
Net interest income	(2.7)	0.6	(1.3)	60.0	56.7	22.9	36.8	62.3	100.3	1,335.6
Net non-interest income	207.9	52.4	262.9	35.2	42.7	159.4	97.6	260.2	(24.7)	1,197.0
General and administrative expenses	(166.7)	(42.7)	(212.4)	(28.1)	(38.0)	(129.8)	(97.5)	(229.4)	12.9	(1,301.1)
Other profit (loss)(1)	—	—	(5.6)	(16.9)	(3.8)	(19.9)	(37.5)	(57.4)	(128.3)	(229.5)

Consolidated net business profit(2)(5)	¥38.5	¥10.3	¥43.6	¥50.2	¥57.6	¥32.6	¥(0.6)	¥35.7	¥(39.8)	¥1,002.0

For the fiscal year ended March 31, 2010:

	Commercial Banking
	SMBC							Total(3)
	Consumer Banking Unit	Middle Market Banking Unit	Corporate Banking Unit	International Banking Unit	Treasury Unit	Others	SMBC Total
	(In billions)
Gross profit	¥391.7	¥472.9	¥197.3	¥169.1	¥272.8	¥(48.5)	¥1,455.3	¥1,669.3
Net interest income	357.2	298.2	125.9	110.1	187.5	(32.5)	1,046.4	1,181.9
Net non-interest income	34.5	174.7	71.4	59.0	85.3	(16.0)	408.9	487.4
General and administrative expenses	(288.7)	(218.7)	(33.3)	(54.5)	(16.3)	(74.3)	(685.8)	(803.3)
Other profit (loss)(1)	—	—	—	—	—	—	—	(132.8)

Consolidated net business profit(2)(5)	¥103.0	¥254.2	¥164.0	¥114.6	¥256.5	¥(122.8)	¥769.5	¥733.2

	Securities			Leasing		Credit Card			Others	Total
	SMBC Nikko Securities(4)	SMBC Friend Securities	Total(3)	Sumitomo Mitsui Finance & Leasing	Total(3)	Sumitomo Mitsui Card	Cedyna	Total(3)
	(In billions)
Gross profit	¥100.5	¥67.2	¥161.4	¥97.2	¥109.5	¥183.6	¥—	¥183.4	¥19.2	¥2,142.8
Net interest income	(1.4)	0.6	(0.2)	59.8	64.5	27.5	—	29.3	9.9	1,285.4
Net non-interest income	101.9	66.6	161.6	37.4	45.0	156.1	—	154.1	9.3	857.4
General and administrative expenses	(77.0)	(44.4)	(124.3)	(28.5)	(40.9)	(135.8)	—	(137.9)	6.5	(1,099.9)
Other profit (loss)(1)	—	—	13.7	(24.8)	(27.5)	(23.5)	—	(40.4)	(23.6)	(210.6)

Consolidated net business profit(2)(5)	¥23.5	¥22.8	¥50.8	¥43.9	¥41.1	¥24.3	¥—	¥5.1	¥2.1	¥832.3

(1)	Other profit (loss) in “Total” of each segment includes non-operating profits and losses of subsidiaries other than SMBC and ordinary profit of equity-method associates taking into account the ownership ratio.
(2)	The Group’s consolidated net business profit = SMBC’s business profit on a nonconsolidated basis, excluding the effect of the reversal of reserve for possible loan losses + ordinary profit of other consolidated subsidiaries (with adjustment for extraordinary items) + (ordinary profit of equity-method associates * ownership ratio) - internal transactions (such as dividends) under Japanese GAAP.
Consolidated net business profit of SMBC Nikko Securities, SMBC Friend Securities, Sumitomo Mitsui Finance and Leasing, Sumitomo Mitsui Card, and Cedyna is operating profit (loss) of each company.
(3)	Total under each business segment includes the aggregation of the results from the operating units that were not separately identified. (e.g., the difference between “Total” in Commercial Banking and “SMBC Total” consists of SMFG’s banking subsidiaries except SMBC, such as SMBC Europe, SMBC (China), Kansai Urban Banking Corporation and The Minato Bank.)
(4)	The results of SMBC Nikko Securities for the fiscal year ended March 31, 2010 only include six months of SMBC Nikko Securities’ results. The results of Cedyna for the fiscal year ended March 31, 2011 include our ownership ratio of the first quarter of Cedyna’s results and the full results of Cedyna for subsequent quarters.
(5)	The Group’s total credit cost (reversal) for the fiscal years ended March 31, 2012, 2011 and 2010 was ¥116.8 billion, ¥217.3 billion and ¥473.0 billion, respectively, of which ¥78.1 billion, ¥144.6 billion and ¥395.1 billion was for Commercial Banking, ¥1.2 billion, ¥(0.02) billion and ¥0.03 billion were for Securities, ¥(3.6) billion, ¥8.0 billion and ¥27.4 billion were for Leasing, and ¥36.8 billion, ¥46.6 billion and ¥26.1 billion were for Credit Card. Total credit cost consists of credit cost and gains on recoveries of written-off claims. Credit cost of SMBC and gains on recoveries of written-off claims were not included in consolidated net business profit, but in “Loans and advances” in the reconciliation table in the section “Reconciliation of Segmental Results of Operations to Consolidated Income Statements.”
(6)	Others in Commercial Banking consists of SMFG’s banking subsidiaries except SMBC, such as SMBC Europe, SMBC (China), Kansai Urban Banking Corporation and The Minato Bank.

Commercial Banking

Fiscal Year Ended March 31, 2012 Compared to Fiscal Year Ended March 31, 2011

Our consolidated net business profit from our Commercial Banking segment decreased by ¥13 billion from ¥905 billion for the fiscal year ended March 31, 2011 to ¥892 billion for the fiscal year ended March 31, 2012 due to a decrease in both net interest income and net non-interest income, and an increase in general and administrative expenses.

The Bank’s Consumer Banking Unit

Both gross profit and consolidated net business profit from the Bank’s Consumer Banking Unit slightly decreased from ¥388 billion and ¥98 billion for the fiscal year ended March 31, 2011 to ¥384 billion and ¥94 billion for the fiscal year ended March 31, 2012, respectively, due primarily to a decrease in net interest income, despite an increase in fees and commissions, in particular related to life insurance products.

The Bank’s Middle Market Banking Unit

Both gross profit and consolidated net business profit from the Bank’s Middle Market Banking Unit decreased from ¥444 billion and ¥222 billion for the fiscal year ended March 31, 2011 to ¥423 billion and ¥200 billion for the fiscal year ended March 31, 2012, respectively. The decrease was primarily due to a decrease in loan balances as a result of a limited demand for funding in Japan.

The Bank’s Corporate Banking Unit

Both gross profit and consolidated net business profit from the Bank’s Corporate Banking Unit increased from ¥201 billion and ¥165 billion for the fiscal year ended March 31, 2011 to ¥213 billion and ¥174 billion for the fiscal year ended March 31, 2012, respectively, due to an increase in fees and commissions, particularly related to loan syndication.

The Bank’s International Banking Unit

Gross profit from the Bank’s International Banking Unit increased by ¥10 billion from ¥187 billion for the fiscal year ended March 31, 2011 to ¥197 billion for the fiscal year ended March 31, 2012 due primarily to an increase in net non-interest income. Consolidated net business profit from the Bank’s International Banking Unit increased modestly by ¥4 billion from ¥129 billion for the fiscal year ended March 31, 2011 to ¥133 billion for the fiscal year ended March 31, 2012, due to an increase in general and administrative expenses related to the expansion of overseas operations.

The Bank’s Treasury Unit

Gross profit from the Bank’s Treasury Unit decreased by ¥12 billion from ¥331 billion for the fiscal year ended March 31, 2011 due to a decrease in net interest income but reached ¥319 billion due mainly to the sales of bonds through our timely responses to the declining interest rates both in domestic and overseas markets. Consolidated net business profit from the Bank’s Treasury Unit decreased by ¥13 billion from ¥313 billion for the fiscal year ended March 31, 2011 to ¥300 billion for the fiscal year ended March 31, 2012.

The Bank’s Others

The Bank’s Others represents the difference between the aggregate of the Bank’s five business units and the Bank as a whole. The Bank’s Others includes the profit and loss amounts related to the Corporate Staff Unit, Corporate Services Unit, Compliance Unit, Risk Management Unit and Internal Audit Unit, which do not belong to any of the five business units. Those amounts mainly consist of administrative costs related to the headquarters operations and profit or loss on the activities related to capital management.

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

The Bank’s Consumer Banking Unit

Gross profit from the Bank’s Consumer Banking Unit decreased slightly from ¥392 billion for the fiscal year ended March 31, 2010 to ¥388 billion for the fiscal year ended March 31, 2011, consolidated net business profit from the Bank’s Consumer Banking Unit decreased slightly from ¥103 billion for the fiscal year ended March 31, 2010 to ¥98 billion for the fiscal year ended March 31, 2011, due primarily to a decrease in net interest income despite an increase in fees and commissions related to investment trusts.

The Bank’s Middle Market Banking Unit

Gross profit from the Bank’s Middle Market Banking Unit decreased by ¥29 billion from ¥473 billion for the fiscal year ended March 31, 2010 to ¥444 billion for the fiscal year ended March 31, 2011 primarily due to a decrease in loan balance and a decline in the average loan-to-deposit interest spread. The decrease in gross profit was the primary reason for the decrease in consolidated net business profit from the Bank’s Middle Market Banking Unit, which decreased by ¥32 billion from ¥254 billion for the fiscal year ended March 31, 2010 to ¥222 billion for the fiscal year ended March 31, 2011.

The Bank’s Corporate Banking Unit

Consolidated net business profit from the Bank’s Corporate Banking Unit showed limited change from ¥164 billion for the fiscal year ended March 31, 2010 to ¥165 billion for the fiscal year ended March 31, 2011. Gross profit increased by ¥4 billion from ¥197 billion for the fiscal years ended March 31, 2010 to ¥201 billion for the fiscal year ended March 31, 2011. Interest income from loans and advances increased due primarily to an improvement in the average loan-to-deposit interest spread despite a decrease in loan balance.

The Bank’s International Banking Unit

Consolidated net business profit from the Bank’s International Banking Unit was ¥129 billion for the fiscal year ended March 31, 2011, a ¥14 billion change from ¥115 billion for the fiscal year ended March 31, 2010, and gross profit from the Bank’s International Banking Unit increased by ¥18 billion from ¥169 billion for the fiscal year ended March 31, 2010 to ¥187 billion for the fiscal year ended March 31, 2011 due primarily to an increase in net non-interest income.

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

Securities

Fiscal Year Ended March 31, 2012 Compared to Fiscal Year Ended March 31, 2011

Consolidated net business profit in our Securities segment increased from ¥44 billion for the fiscal year ended March 31, 2011 to ¥51 billion for the fiscal year ended March 31, 2012 due to an increase in the net non-interest income of SMBC Nikko Securities and overseas subsidiaries, despite a decrease in fees and commissions for securities transactions at SMBC Friend Securities and an increase in general and administrative expenses of SMBC Nikko Securities.

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

Leasing

Fiscal Year Ended March 31, 2012 Compared to Fiscal Year Ended March 31, 2011

Consolidated net business profit in our Leasing segment increased by ¥4 billion from ¥58 billion for the fiscal year ended March 31, 2011, to ¥62 billion for the fiscal year ended March 31, 2012 due mainly to a decrease in credit costs incurred in Sumitomo Mitsui Finance and Leasing.

Fiscal Year Ended March 31, 2011 Compared to Fiscal Year Ended March 31, 2010

Consolidated net business profit in our Leasing segment increased by ¥17 billion from ¥41 billion for the fiscal year ended March 31, 2010, to ¥58 billion for the fiscal year ended March 31, 2011 due mainly to a decrease in the credit costs of Sumitomo Mitsui Finance and Leasing.

Credit Card

Fiscal Year Ended March 31, 2012 Compared to Fiscal Year Ended March 31, 2011

Consolidated net business profit in our Credit Card segment decreased by ¥16 billion from ¥36 billion for the fiscal year ended March 31, 2011 to ¥20 billion for the fiscal year ended March 31, 2012 due mainly to a decrease in business profit of Cedyna partially offset by an increase in business profit of Sumitomo Mitsui Card Company.

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

SMFG’s Others

SMFG’s Others represents the difference between the aggregate of the Commercial Banking, Securities, Leasing and Credit Card segments, and the Group as a whole. It mainly consists of the profit or loss from SMFG on a stand-alone basis, other subsidiaries and equity-method associates, which are not identified as reportable segments, including The Japan Research Institute, ORIX Credit, SMBC Consumer Finance. It also includes internal transactions between our Group companies which were eliminated in our consolidated financial statements.

Financial Condition

Assets

Our total assets increased by ¥5,403,499 million from ¥136,470,927 million at March 31, 2011 to ¥141,874,426 million at March 31, 2012, due primarily to an increase in investment securities and loans and advances.

Our assets at March 31, 2012 and 2011 were as follows:

	At March 31,
	2012	2011
	(In millions)
Assets:
Cash and deposits with banks	¥8,050,562	¥9,436,358
Call loans and bills bought	1,297,082	862,667
Reverse repurchase agreements and cash collateral on securities borrowed	4,937,025	5,051,053
Trading assets	4,461,258	3,315,153
Derivative financial instruments	5,901,526	4,975,973
Financial assets at fair value through profit or loss	2,150,409	2,132,348
Investment securities	37,324,100	34,662,106
Loans and advances	72,536,813	71,020,329
Investments in associates and joint ventures	206,660	201,135
Property, plant and equipment	1,045,006	1,039,483
Intangible assets	899,167	769,677
Other assets	2,367,300	1,924,070
Current tax assets	65,298	53,708
Deferred tax assets	632,220	1,026,867

Total assets	¥141,874,426	¥136,470,927

Loans and Advances

Our main operating activity is in the lending business. We make loans and extend other types of credit principally to corporate and individual customers in Japan and to corporate and sovereign customers in foreign countries.

At March 31, 2012, our loans and advances were ¥72,536,813 million, or 51% of total assets, representing an increase of ¥1,516,484 million, or 2%, from ¥71,020,329 million at March 31, 2011. The increase in loans and advances was due mainly to an increase in loans and advances to our foreign customers, in spite of a decrease in those to our domestic customers.

The increase in loans and advances to our foreign customers was due mainly to the strong financing needs in the United States and Asian countries. Contributing to the increase were not only a move to deleverage by European banks due to the strengthening of capital requirements for European banks as a result of the European sovereign-debt crisis and the European bank downgrades but also an increased awareness of the presence of Japanese banks overseas. The decrease in loans and advances to our domestic customers was primarily due to weak financing needs of domestic mid-sized companies and SMEs, and a fall in new demand for refinancing housing loans and the sluggish domestic housing market. This decrease was partially offset by the inclusion of loans and advances to domestic individual customers from SMBC Consumer Finance, which became our consolidated subsidiary in December 2011.

Domestic

Through the Bank and other banking and nonbank subsidiaries, we make loans to a broad range of industrial, commercial and individual customers in Japan. The following table shows our outstanding loans and advances to our domestic customers whose domiciles are in Japan, classified by industry, classified by industry, before deducting the allowance for loan losses, and adjusting unearned income, unamortized premiums-net and deferred loan fees-net at the dates indicated:

	At March 31,
	2012	2011
	(In millions)
Domestic:
Manufacturing	¥8,462,004	¥8,344,261
Agriculture, forestry, fisheries and mining	152,128	162,727
Construction	1,284,882	1,327,475
Transportation, communications and public enterprises	4,414,102	4,036,780
Wholesale and retail	5,480,393	5,616,084
Finance and insurance	2,170,776	2,568,670
Real estate and goods rental and leasing	7,982,741	8,281,048
Services	4,076,818	4,316,724
Municipalities	1,234,355	1,440,167
Lease financing	2,056,972	2,205,451
Consumer(1)	19,185,574	18,552,987
Others	4,155,960	4,378,791

Total domestic	¥60,656,705	¥61,231,165

(1)	The balance in Consumer consists mainly of housing loans. The housing loan balances amounted to ¥14,574,702 million and ¥14,577,945 million at March 31, 2012 and 2011, respectively.

Foreign

The following table shows the outstanding loans and advances to our foreign customers whose domicile is not in Japan, classified by industry, before deducting the allowance for loan losses, and adjusting unearned income, unamortized premiums-net and deferred loan fees-net at the dates indicated:

	At March 31,
	2012	2011
	(In millions)
Foreign:
Public sector	¥130,426	¥83,109
Financial institutions	2,012,751	1,794,794
Commerce and industry	10,364,685	8,949,629
Lease financing	191,966	172,361
Others	706,175	528,847

Total foreign	¥13,406,003	¥11,528,740

Allowance for Loan Losses

For the fiscal year ended March 31, 2012, the allowance for loan losses decreased by ¥205,969 million, or 13%, from ¥1,587,133 million at March 31, 2011 to ¥1,381,164 million at March 31, 2012. We recorded a provision for loan losses of ¥144,022 million for the fiscal year ended March 31, 2012, which is a decrease from ¥259,292 million for the fiscal year ended March 31, 2011.

In the first few months of the fiscal year ended March 31, 2012, the Japanese economy contracted in the aftermath of the Great East Japan Earthquake. The Japanese economy then gradually began to and continued to recover. In the second half of the fiscal year, there were some visible signs of improvement in the unemployment rate and private consumption remained firm, in spite of the deceleration of certain overseas economies coupled with the persistent strength of the Japanese yen against other currencies.

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

We calculate the allowance for loan losses using the latest assignment of obligor grades and supplementary data such as the borrowers’ operating cash flows, realizable value of collateral and recent economic conditions. The recovery of the Japanese economy and our consultative actions tailored to our borrowers’ businesses and financial condition had a positive impact on their financial position, which may upgrade our customers’ obligor grades or avoid their obligor grades’ being downgraded.

Consequently the provision for loan losses decreased by ¥115,270 million from ¥259,292 million for the fiscal year ended March 31, 2011 to ¥144,022 million for the fiscal year ended March 31, 2012.

Charge-offs increased by ¥155,464 million from the previous fiscal year to ¥355,225 million for the fiscal year ended March 31, 2012. The overall charge-offs of domestic loans and advances increased by ¥130,890 million compared to the previous fiscal year to ¥306,607 million for the fiscal year ended March 31, 2012 and especially the charge-offs related to wholesale, retail and consumer industries increased. Charge-offs of foreign loans and advances increased by ¥24,574 million compared to the previous fiscal year to ¥48,618 million for the fiscal year ended March 31, 2012.

For the fiscal year ended March 31, 2012, charge-offs that were recognized mainly through the sales of loans exceeded the provision for loan losses that increased the balance of the allowance for loan losses. Accordingly, the overall allowance for loan losses decreased by ¥205,969 million at March 31, 2012 compared to March 31, 2011.

For the fiscal year ended March 31, 2011, the allowance for loan losses increased by ¥53,578 million, or 3%, from ¥1,533,555 million at March 31, 2010 to ¥1,587,133 million at March 31, 2011. We recorded a provision for loan losses of ¥259,292 million for the fiscal year ended March 31, 2011, which is an increase from ¥215,886 million for the fiscal year ended March 31, 2010.

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

After the Great East Japan Earthquake in March 2011, we conducted an assessment of our borrowers and a review of the obligor grades. This assessment and review indicated that, loans to our customers whose obligor grades were downgraded and decreases in the value of mortgaged property, both of which represent a direct impact of the earthquake on the credit quality of our loan portfolio, were limited. However, as the economic condition at the end of the fiscal year ended March 31, 2011 was adversely affected by the occurrence of the earthquake, we reflected the effect of this in the allowance for loan losses primarily as incurred but not yet identified (“IBNI”) losses. Accordingly, the provision for loan losses for the fiscal year ended March 31, 2011 increased by ¥43,406 million compared to the fiscal year ended March 31, 2010.

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

For the fiscal year ended March 31, 2011, the provision for loan losses increased compared to the previous fiscal year. Although recognizing charge-offs through the sales of loans and others decreased the allowance for loan losses, the decrease from charge-offs for the fiscal year ended March 31, 2011 was not enough to offset the additional allowance for loan losses recognized due to some deterioration in the credit quality of the portfolio. Accordingly, the overall allowance for loan losses increased by ¥53,578 million at March 31, 2011 compared to March 31, 2010.

The following table shows the analysis of our allowance for loan losses for each of the periods indicated:

	For the fiscal year ended March 31,
	2012	2011	2010
	(In millions)
Allowance for loan losses at beginning of period	¥1,587,133	¥1,533,555	¥1,599,630
Provision for loan losses	144,022	259,292	215,886
Charge-offs:
Domestic	306,607	175,717	360,895
Foreign	48,618	24,044	23,620

Total	355,225	199,761	384,515

Recoveries:
Domestic	4,595	2,624	953
Foreign	207	190	16

Total	4,802	2,814	969

Net charge-offs	350,423	196,947	383,546
Others(1)	432	(8,767)	101,585

Allowance for loan losses at end of period	¥1,381,164	¥1,587,133	¥1,533,555

(1)	Others were primarily from foreign exchange translations for the fiscal year ended March 31, 2011, whereas the amount for the fiscal year ended March 31, 2010 mainly included an increase in the allowance for loan losses of ¥102,687 million from the acquisition of subsidiaries.

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

The following table shows the distribution of impaired loans and advances by “potentially bankrupt, effectively bankrupt and bankrupt (loans and advances),” “past due three months or more (loans),” “restructured (loans)” and “other impaired (loans and advances)” at March 31, 2012 and 2011 by domicile and type of industry of the borrowers.

	At March 31,
	2012	2011
	(In millions)
Potentially bankrupt, effectively bankrupt and bankrupt (loans and advances):
Domestic:
Manufacturing	¥187,982	¥211,597
Agriculture, forestry, fisheries and mining	5,295	6,635
Construction	118,413	120,696
Transportation, communications and public enterprises	68,768	59,775
Wholesale and retail	225,399	243,346
Finance and insurance	13,350	11,496
Real estate and goods rental and leasing	499,485	534,596
Services	213,142	249,093
Lease financing	10,742	27,716
Consumer	312,181	297,732
Others	67,174	55,909

Total domestic	1,721,931	1,818,591

Foreign:
Public sector	14	14
Financial institutions	19,383	42,350
Commerce and industry	162,509	128,534
Lease financing	4,140	5,037
Others	3,019	3,831

Total foreign	189,065	179,766

Total	1,910,996	1,998,357

Past due three months or more (loans):
Domestic	32,069	40,699
Foreign	1,130	1,336

Total	33,199	42,035

Restructured (loans):
Domestic	390,060	296,751
Foreign	24,644	59,296

Total	414,704	356,047

Other impaired (loans and advances):
Domestic	255,615	252,457
Foreign	2,588	527

Total	258,203	252,984

Gross impaired loans and advances	2,617,102	2,649,423

Less: Allowance for loan losses	(1,234,299)	(1,395,659)

Net impaired loans and advances	¥1,382,803	¥1,253,764

In addition to the discussion in this section, see Note 45 “Financial Risk Management—Credit Risk” to our consolidated financial statements included elsewhere in this annual report.

Investment Securities

Our investment securities, including available-for-sale financial assets and held-to-maturity investments, totaled ¥37,324,100 million at March 31, 2012, an increase of ¥2,661,994 million, or 8%, from ¥34,662,106 million at March 31, 2011. The increase of our investment securities was due mainly to an increase in our holdings of Japanese government bonds.

Our bond portfolio is principally held for asset and liability management purposes. Our bond portfolio mostly consisted of fixed-rate Japanese government bonds, Japanese municipal bonds and high-quality corporate bonds denominated in yen.

Our held-to-maturity investments amounted to ¥5,277,268 million at March 31, 2012, an increase of ¥1,095,428 million, or 26%, from ¥4,181,840 million at March 31, 2011, mainly due to an increase in Japanese government bonds, which are the principal components of our held-to-maturity investments portfolio.

As to our domestic available-for-sale financial assets, we had ¥23,327,116 million of domestic debt instruments at March 31, 2012, an increase of ¥2,112,198 million from ¥21,214,918 million at March 31, 2011. The increase was also due mainly to an increase in investments in Japanese government bonds, especially with a maturity of less than five years. The reason behind the increase included prolonged limited demand of domestic mid-sized companies and SMEs for funding, in spite of an increase in domestic deposits. Japanese government bonds with a maturity of less than a year and Japanese government bonds with a maturity of less than five years accounted for 32% and 98%, respectively, of our total Japanese government bonds. We managed the average duration of our Japanese government bonds to be less than two years.

As for our foreign available-for-sale financial assets, we had ¥5,530,814 million of debt instruments at March 31, 2012, including ¥4,942,944 million of foreign government bonds consisting mainly of U.S. government bonds. Of our foreign government bonds, 96% had a maturity of less than five years.

We had ¥2,837,017 million of domestic equity instruments and ¥351,885 million of foreign equity instruments at March 31, 2012. Our domestic equity instruments, which consisted principally of publicly traded Japanese stocks and included common and preferred stocks issued by our customers, decreased by ¥48,380 million, or 2%, from ¥2,885,397 million at March 31, 2011. Net unrealized gains on our domestic equity instruments increased by ¥67,204 million from ¥849,253 million at March 31, 2011 to ¥916,457 million at March 31, 2012. The increase is partly due to the rise in the market prices of these stocks in an overall environment where, as described in “Overview—Operating Environment,” the Nikkei 225 Index rose from ¥9,755.10 at March 31, 2011 to ¥10,083.56 at March 31, 2012. Net unrealized gains on our foreign equity instruments increased by ¥11,424 million from ¥77,138 million at March 31, 2011 to ¥88,562 million at March 31, 2012.

We recognize the risks associated with our equity portfolio, owing to its volatility as well as its relatively poor dividend yields. Accordingly, we have been actively looking to minimize the negative effect of holding a large equity portfolio through economic hedging and derivative transactions while maintaining existing client relationships. We also have been reducing our equity portfolio to comply with the Act Concerning Restriction on Shareholdings by Banks, which requires Japanese banks and their qualified subsidiaries to limit the aggregate market value (excluding unrealized gains, if any) of their equity securities holdings to an amount equal to 100% of their consolidated Tier I capital. At March 31, 2012, our consolidated Tier I capital calculated under Japanese GAAP was ¥6,272,260 million.

There are no transactions pursuant to our repurchase agreements, securities lending transactions or other transactions involving the transfer of financial assets with an obligation to repurchase such transferred assets that are treated as sales for accounting purposes in our consolidated financial statements.

The following tables show the amortized cost, gross unrealized gains and losses and estimated fair value of our investment securities, which are classified as held-to-maturity investments and available-for-sale financial assets at March 31, 2012, 2011 and 2010.

	At March 31, 2012
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥4,857,096	¥62,369	¥91	¥4,919,374
Japanese municipal bonds	177,732	2,814	3	180,543
Japanese corporate bonds	242,440	4,507	10	246,937

Total domestic	5,277,268	69,690	104	5,346,854

Foreign	—	—	—	—

Total	¥5,277,268	¥69,690	¥104	¥5,346,854

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥22,502,697	¥28,365	¥769	¥22,530,293
Japanese municipal bonds	295,664	2,167	16	297,815
Japanese corporate bonds	380,595	2,323	955	381,963
Other debt instruments	117,045	—	—	117,045
Equity instruments	1,920,560	926,259	9,802	2,837,017

Total domestic	25,216,561	959,114	11,542	26,164,133

Foreign:
U.S. Treasury and other U.S. government agencies bonds	4,410,599	4,458	10,288	4,404,769
Other governments and official institutions bonds	538,661	331	817	538,175
Mortgage-backed securities	324,391	6,710	30	331,071
Other debt instruments	256,878	2,397	2,476	256,799
Equity instruments	263,323	88,739	177	351,885

Total foreign	5,793,852	102,635	13,788	5,882,699

Total	¥31,010,413	¥1,061,749	¥25,330	¥32,046,832

	At March 31, 2011
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥3,763,715	¥53,247	¥1,464	¥3,815,498
Japanese municipal bonds	171,516	2,723	39	174,200
Japanese corporate bonds	246,609	5,853	29	252,433

Total domestic	4,181,840	61,823	1,532	4,242,131

Foreign	—	—	—	—

Total	¥4,181,840	¥61,823	¥1,532	¥4,242,131

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥20,247,115	¥4,824	¥28,461	¥20,223,478
Japanese municipal bonds	373,041	1,350	1,640	372,751
Japanese corporate bonds	412,501	2,440	1,474	413,467
Other debt instruments	202,768	2,454	—	205,222
Equity instruments	2,036,144	868,936	19,683	2,885,397

Total domestic	23,271,569	880,004	51,258	24,100,315

Foreign:
U.S. Treasury and other U.S. government agencies bonds	4,354,133	3,006	73,879	4,283,260
Other governments and official institutions bonds	1,288,687	421	23,186	1,265,922
Mortgage-backed securities	210,930	866	5,952	205,844
Other debt instruments	292,702	2,179	1,308	293,573
Equity instruments	254,214	77,177	39	331,352

Total foreign	6,400,666	83,649	104,364	6,379,951

Total	¥29,672,235	¥963,653	¥155,622	¥30,480,266

	At March 31, 2010
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥2,871,212	¥49,223	¥627	¥2,919,808
Japanese municipal bonds	154,281	3,080	3	157,358
Japanese corporate bonds	246,519	7,044	106	253,457

Total domestic	3,272,012	59,347	736	3,330,623

Foreign	—	—	—	—

Total	¥3,272,012	¥59,347	¥736	¥3,330,623

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥11,901,492	¥27,597	¥3,602	¥11,925,487
Japanese municipal bonds	266,387	2,065	161	268,291
Japanese corporate bonds	435,063	3,752	151	438,664
Other debt instruments	205,108	12,531	—	217,639
Equity instruments	2,147,999	1,029,956	9,635	3,168,320

Total domestic	14,956,049	1,075,901	13,549	16,018,401

Foreign:
U.S. Treasury and other U.S. government agencies bonds	2,071,258	1,540	23,252	2,049,546
Other governments and official institutions bonds	1,283,130	2,624	2,163	1,283,591
Mortgage-backed securities	4,595	46	4	4,637
Other debt instruments	223,396	2,408	949	224,855
Equity instruments	196,383	103,138	375	299,146

Total foreign	3,778,762	109,756	26,743	3,861,775

Total	¥18,734,811	¥1,185,657	¥40,292	¥19,880,176

The following tables show the estimated fair value and gross unrealized losses of our investment securities, aggregated by the length of time that the individual securities have been in a continuous unrealized loss position at March 31, 2012, 2011 and 2010. Note that none of the available-for-sale equity instruments included in the table have been in a continuous unrealized loss position for more than twelve months, since under our accounting policy, a significant or prolonged decline in the fair value of an equity instrument below its cost is considered to be an objective evidence of impairment.

	At March 31, 2012
	Less than twelve months		Twelve months or more		Total
	Estimated fair value	Gross unrealized losses	Estimated fair value	Gross unrealized losses	Estimated fair value	Gross unrealized losses
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥69,930	¥91	¥—	¥—	¥69,930	¥91
Japanese municipal bonds	2,299	3	—	—	2,299	3
Japanese corporate bonds	—	—	2,507	10	2,507	10

Total domestic	72,229	94	2,507	10	74,736	104

Foreign	—	—	—	—	—	—

Total	¥72,229	¥94	¥2,507	¥10	¥74,736	¥104

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥2,794,099	¥767	¥47,014	¥2	¥2,841,113	¥769
Japanese municipal bonds	7,589	16	113	—	7,702	16
Japanese corporate bonds	53,860	92	24,402	863	78,262	955
Other debt instruments	—	—	—	—	—	—
Equity instruments	77,543	9,802	—	—	77,543	9,802

Total domestic	2,933,091	10,677	71,529	865	3,004,620	11,542

Foreign:
U.S. Treasury and other U.S. government agencies bonds	2,093,570	10,288	—	—	2,093,570	10,288
Other governments and official institutions bonds	338,227	794	38,942	23	377,169	817
Mortgage-backed securities	91	8	8,164	22	8,255	30
Other debt instruments	75,205	362	49,585	2,114	124,790	2,476
Equity instruments	8,076	177	—	—	8,076	177

Total foreign	2,515,169	11,629	96,691	2,159	2,611,860	13,788

Total	¥5,448,260	¥22,306	¥168,220	¥3,024	¥5,616,480	¥25,330

	At March 31, 2011
	Less than twelve months		Twelve months or more		Total
	Estimated fair value	Gross unrealized losses	Estimated fair value	Gross unrealized losses	Estimated fair value	Gross unrealized losses
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥378,410	¥1,464	¥—	¥—	¥378,410	¥1,464
Japanese municipal bonds	11,860	39	—	—	11,860	39
Japanese corporate bonds	2,679	12	2,482	17	5,161	29

Total domestic	392,949	1,515	2,482	17	395,431	1,532

Foreign	—	—	—	—	—	—

Total	¥392,949	¥1,515	¥2,482	¥17	¥395,431	¥1,532

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥13,496,173	¥28,461	¥—	¥—	¥13,496,173	¥28,461
Japanese municipal bonds	176,313	1,640	80	—	176,393	1,640
Japanese corporate bonds	134,558	1,469	1,328	5	135,886	1,474
Other debt instruments	—	—	—	—	—	—
Equity instruments	221,122	19,683	—	—	221,122	19,683

Total domestic	14,028,166	51,253	1,408	5	14,029,574	51,258

Foreign:
U.S. Treasury and other U.S. government agencies bonds	2,785,682	71,332	40,601	2,547	2,826,283	73,879
Other governments and official institutions bonds	956,761	23,158	12,819	28	969,580	23,186
Mortgage-backed securities	139,860	5,951	340	1	140,200	5,952
Other debt instruments	114,576	1,179	17,578	129	132,154	1,308
Equity instruments	1,010	39	—	—	1,010	39

Total foreign	3,997,889	101,659	71,338	2,705	4,069,227	104,364

Total	¥18,026,055	¥152,912	¥72,746	¥2,710	¥18,098,801	¥155,622

	At March 31, 2010
	Less than twelve months		Twelve months or more		Total
	Estimated fair value	Gross unrealized losses	Estimated fair value	Gross unrealized losses	Estimated fair value	Gross unrealized losses
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥319,472	¥627	¥—	¥—	¥319,472	¥627
Japanese municipal bonds	2,698	3	—	—	2,698	3
Japanese corporate bonds	1,842	68	2,957	38	4,799	106

Total domestic	324,012	698	2,957	38	326,969	736

Foreign	—	—	—	—	—	—

Total	¥324,012	¥698	¥2,957	¥38	¥326,969	¥736

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥4,586,496	¥3,164	¥23,260	¥438	¥4,609,756	¥3,602
Japanese municipal bonds	88,816	156	2,705	5	91,521	161
Japanese corporate bonds	45,034	147	12,785	4	57,819	151
Other debt instruments	—	—	—	—	—	—
Equity instruments	106,743	9,635	—	—	106,743	9,635

Total domestic	4,827,089	13,102	38,750	447	4,865,839	13,549

Foreign:
U.S. Treasury and other U.S. government agencies bonds	890,407	9,903	485,296	13,349	1,375,703	23,252
Other governments and official institutions bonds	238,518	237	71,439	1,926	309,957	2,163
Mortgage-backed securities	—	—	2,303	4	2,303	4
Other debt instruments	87,727	482	18,568	467	106,295	949
Equity instruments	5,259	375	—	—	5,259	375

Total foreign	1,221,911	10,997	577,606	15,746	1,799,517	26,743

Total	¥6,049,000	¥24,099	¥616,356	¥16,193	¥6,665,356	¥40,292

Trading Assets

The following table shows our trading assets at March 31, 2012 and 2011. Our trading assets were ¥4,461,258 million at March 31, 2012, an increase of ¥1,146,105 million from ¥3,315,153 million at March 31, 2011, primarily due to an increase in our holdings of Japanese government bonds.

Trading assets at March 31, 2012 and 2011 consisted of the following:

	At March 31,
	2012	2011
	(In millions)
Debt instruments	¥4,132,979	¥3,105,897
Equity instruments	328,279	209,256

Total trading assets	¥4,461,258	¥3,315,153

Financial Assets at Fair Value Through Profit or Loss

The following table shows the fair value of our financial assets at fair value through profit or loss at March 31, 2012 and 2011. The fair value was ¥2,150,409 million at March 31, 2012, an increase from ¥2,132,348 million at March 31, 2011, primarily due to an increase in fair value of debt instruments.

	At March 31,
	2012	2011
	(In millions)
Debt instruments	¥2,019,559	¥1,995,810
Equity instruments	130,850	136,538

Total financial assets at fair value through profit or loss	¥2,150,409	¥2,132,348

Exposures to Selected European Countries

At March 31, 2012, we had ¥464.9 billion of exposures to Greece, Italy, Ireland, Portugal and Spain, as indicated in the table below. Our exposures to those countries consisted mainly of loans, trade finances, guarantee and unused commitments to large corporations, and project finance transactions. All figures in this subsection are based on the data collected for our internal risk management.

	At March 31, 2012
	Sovereign	Financial institutions	Non-financial corporations	Total
	(In billions)
Greece	¥—	¥—	¥5.4	¥5.4
Italy	0.1	0.3	240.7	241.1
Ireland	—	0.1	35.9	36.0
Portugal	—	2.2	1.9	4.1
Spain	3.0	9.1	166.2	178.3

Total	¥3.1	¥11.7	¥450.1	¥464.9

Securitized Products and Leveraged Loans

At March 31, 2012, we held ¥0.1 billion of subprime securitized products and ¥69.5 billion in other securitized products such as residential mortgage-backed securities (“RMBS”), commercial mortgage-backed securities (“CMBS”), and collateralized loan obligations (“CLO”). We have not incurred any losses on these securitized products for the fiscal year ended March 31, 2012. At March 31, 2012, we had ¥419.8 billion in leveraged loans and ¥99.8 billion undrawn commitments for them as shown in the table below. The leveraged loans and undrawn commitments are reported in loans and advances and loan commitments, in the consolidated financial statements, respectively. All figures in this subsection are approximate amounts based on a managerial accounting basis.

	At March 31,
	2012		2011
	Loans	Undrawn commitments	Loans	Undrawn commitments
	(In billions)
Europe	¥151.2	¥20.7	¥196.9	¥23.4
Japan	131.0	22.3	183.5	15.5
United States	75.6	51.1	77.2	66.1
Asia (excluding Japan)	62.0	5.7	65.4	7.7

Total	¥419.8	¥99.8	¥523.0	¥112.7

Liabilities

Our total liabilities increased by ¥5,339,313 million from ¥128,919,722 million at March 31, 2011 to ¥134,259,035 million at March 31, 2012, due primarily to an increase of deposits and debt securities in issue, partially offset by a decrease in borrowings.

The following table shows our liabilities at March 31, 2012 and 2011:

	At March 31,
	2012	2011
	(In millions)
Liabilities:
Deposits	¥92,853,566	¥90,469,098
Call money and bills sold	2,144,600	2,629,407
Repurchase agreements and cash collateral on securities lent	7,487,633	6,439,598
Trading liabilities	2,173,567	1,623,918
Derivative financial instruments	5,850,813	4,725,261
Borrowings	10,412,858	12,548,358
Debt securities in issue	7,377,742	5,890,388
Provisions	425,350	96,353
Other liabilities	5,401,790	4,422,166
Current tax liabilities	61,786	49,448
Deferred tax liabilities	69,330	25,727

Total liabilities	¥134,259,035	¥128,919,722

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

The Bank’s foreign offices accept deposits mainly in U.S. dollars, but also in yen and other currencies, and are active participants in the Euro-currency market as well as the United States domestic money market. Foreign deposits consist of stable types of deposits, such as deposits at notice, time deposits, and negotiable certificates of deposit, which the New York branch of the Bank and SMBC Europe issue in U.S. dollars and in other currencies. These deposits typically pay interest rates determined with reference to market rates of major money-center banks for deposits in London.

Our deposit balances at March 31, 2012 were ¥92,853,566 million, an increase of ¥2,384,468 million, or 3%, from ¥90,469,098 million at March 31, 2011, partially reflecting our efforts to expand and diversify our foreign currency funding sources.

The following table shows a breakdown of our domestic and foreign offices’ deposits at the dates indicated:

	At March 31,
	2012	2011
	(In millions)
Domestic offices:
Non-interest-bearing demand deposits	¥13,424,217	¥12,550,557
Interest-bearing demand deposits	34,344,937	32,756,899
Deposits at notice	855,577	1,131,082
Time deposits	25,118,371	25,348,713
Negotiable certificates of deposit	5,327,488	5,997,958
Others	3,786,138	3,950,740

Total domestic offices	82,856,728	81,735,949

Foreign offices:
Non-interest-bearing demand deposits	410,624	337,090
Interest-bearing demand deposits	804,527	680,292
Deposits at notice	3,642,208	3,800,310
Time deposits	1,745,146	1,533,773
Negotiable certificates of deposit	3,266,150	2,368,365
Others	128,183	13,319

Total foreign offices	9,996,838	8,733,149

Total deposits	¥92,853,566	¥90,469,098

Borrowings

Borrowings include short-term borrowings, unsubordinated and subordinated long-term borrowings, liabilities associated with securitization of our own assets and lease obligations. At March 31, 2012, our borrowings were ¥10,412,858 million, a decrease of ¥2,135,500 million, or 17%, from ¥12,548,358 million at March 31, 2011, primarily due to a decrease in our short-term borrowings which increased at March 31, 2011 in connection with the effects of additional monetary easing by the BOJ owing to conditions resulting from the Great East Japan Earthquake.

At March 31, 2012, short-term borrowings accounted for 61% of our total borrowings, and our long-term borrowings accounted for 25% of our total borrowings. Most of our long-term borrowings were yen-denominated unsubordinated debt.

The following table shows the balances with respect to our borrowings at March 31, 2012 and 2011:

	At March 31,
	2012	2011
	(In millions)
Short-term borrowings	¥6,392,554	¥8,486,842
Long-term borrowings:
Unsubordinated	2,253,600	2,072,319
Subordinated	374,250	371,233
Liabilities associated with securitization transaction	1,338,163	1,552,987
Lease obligations	54,291	64,977

Total borrowings	¥10,412,858	¥12,548,358

For more information, see Note 18 “Borrowings” to our consolidated financial statements included elsewhere in this annual report, which sets forth summaries of short- and long-term borrowings with their contractual interest rates and currencies.

Debt Securities in Issue

Debt securities in issue at March 31, 2012 were ¥7,377,742 million, an increase from ¥5,890,388 million at March 31, 2011 due primarily to an increase of commercial paper and senior bonds, which partly reflects our efforts to expand and diversify our foreign currency funding sources.

	At March 31,
	2012	2011
	(In millions)
Commercial paper	¥2,743,664	¥2,019,334
Bonds	2,224,116	1,706,989
Subordinated bonds	2,398,100	2,156,065
Other	11,862	8,000

Total debt securities in issue	¥7,377,742	¥5,890,388

For additional information, see Note 19 “Debt Securities in Issue” to our consolidated financial statements included elsewhere in this annual report, which sets forth summaries of debt securities in issue with their contractual interest rates and currencies.

In the normal course of business, we enter into contractual obligations that require future cash payments. “Item 5.F. Tabular Disclosure of Contractual Obligations” sets forth a summary of our contractual cash obligations at March 31, 2012.

Total Equity

Our total equity increased by ¥64,186 million from ¥7,551,205 million at March 31, 2011 to ¥7,615,391 million at March 31, 2012, due primarily to an increase in retained earnings and other reserves, although capital surplus decreased and treasury stock increased. The increase in retained earnings mainly reflected our net profit. The decrease in capital surplus was due to our acquisition and cancellation of Type 6 preferred stock. For more information, see Note 24 “Shareholders’ Equity” and Note 25 “Non-controlling Interests” to our consolidated financial statements included elsewhere in this annual report.

	At March 31,
	2012	2011
	(In millions)
Capital stock	¥2,337,896	¥2,337,896
Capital surplus	862,933	1,081,556
Retained earnings	2,162,696	1,974,069
Other reserves	437,177	280,783
Treasury stock	(236,037)	(171,761)

Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.	5,564,665	5,502,543
Non-controlling interests	2,050,726	2,048,662

Total equity	¥7,615,391	¥7,551,205

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

	At and for the fiscal year ended March 31, 2012
	Total equity	Net profit
	(In millions)
IFRS	¥7,615,391	¥457,998
Differences arising from different accounting for:
1. Scope of consolidation	80,406	1,094
2. Derivative financial instruments	130,263	56,463
3. Investment securities	(130,799)	43,226
4. Loans and advances	(138,103)	5,110
5. Investments in associates and joint ventures	27,548	(23,375)
6. Property, plant and equipment	(5,083)	(6,130)
7. Lease accounting	(15,538)	5,333
8. Defined benefit plans	30,967	(34,284)
9. Deferred tax assets	(321,155)	166,904
10. Foreign currency translation	—	(646)
Others	(87,455)	(13,016)
Tax effect of the above	68,534	(17,050)

Japanese GAAP	¥7,254,976	¥641,627

The explanations below summarize certain differences between IFRS and Japanese GAAP that may be significant. The paragraphs below refer to the corresponding items as set forth in the table above.

1.	Scope of consolidation

Under Japanese GAAP, we consolidate an entity when we effectively control the decision making body of the entity’s financial and operating policies. Control is generally presumed to exist when we own more than half of the voting power, or own from 40% to 50% of the voting power and certain facts exist indicating control. Certain SPEs established for securitization are presumed not to be controlled. Under IFRS, we consolidate an entity when we control the entity. Control is generally presumed to exist when we have the power to govern the financial and operating policies by owning more than half of the voting power, or by legal or contractual arrangements. Currently exercisable potential voting rights are considered in assessing the control. An SPE is consolidated when the substance of the relationship between the SPE and us indicate that the SPE is controlled by us. This results in a difference in the scope of consolidation between Japanese GAAP and IFRS. Most significantly certain SPEs, such as securitization vehicles (usually, trusts under the Trust Act of Japan) and investment funds, are not consolidated under Japanese GAAP but consolidated under IFRS. Accordingly, both the cumulative gains on transfers of financial assets to these securitization vehicles and amortization of our retained subordinate interest under Japanese GAAP were not recognized under IFRS due to consolidation of such vehicles.

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

Japanese GAAP and IFRS require OTC derivatives to be measured at fair value. In principle, there is no significant difference in the definitions of fair value, but in practice there is diversity in the application of valuation techniques used for fair value under Japanese GAAP and IFRS. Therefore to meet the requirements of fair value under IFRS, adjustments have been made to the fair values under Japanese GAAP to reflect the spread between bid and ask prices, as well as credit risk adjustments for OTC derivatives. Certain guarantees under Japanese GAAP do not meet the definition of a financial guarantee under IFRS but meet that of a derivative. These guarantees are measured at fair value and the change in fair value is recognized in the consolidated income statement under IFRS.

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

Under Japanese GAAP, the reserve for possible loan losses for specifically identified significant loans is calculated by the discounted cash flow (“DCF”) method, which is based on the present value of reasonably estimated cash flows discounted at the original contractual interest rate of the loan. The reserve for possible loan losses for the remaining loans is collectively calculated using the historical loss experience, or individually calculated based on the estimated uncollectible amount considering the historical loss experience and the recoveries from collateral, guarantees and any other collectible cash flows. The historical loss experience for 1 year or 3 years, according to the obligor grade, is calculated basically based on the averaged historical results of at least the past three years. Under IFRS, the allowance for loan losses for individually significant impaired loans is calculated by the DCF method based on the best estimate of cash flows discounted at the original effective interest rate which differs from the calculation of the DCF method under Japanese GAAP. The scope of the loans that are subject to the DCF method under IFRS is wider than that under Japanese GAAP. The allowance for loan losses for the remaining loans is collectively calculated by homogeneous group using statistical methods based on the historical loss experience and incorporating the effect of the time value of money. A qualitative analysis based on related economic factors is then performed to reflect the current conditions at the end of the reporting period. The allowance for the non-impaired loan losses is calculated as the IBNI losses for the period between the impairment occurring and the loss being identified, which are different from the expected losses under Japanese GAAP.

Under Japanese GAAP, loan origination fees and costs are generally recognized in the consolidated income statement as incurred. Under IFRS, loan origination fees and costs that are incremental and directly attributable to the origination of a loan are deferred and thus, included in the calculation of the effective interest rate.

Under Japanese GAAP, loan commitments are not recognized in the consolidated statement of financial position. Provision for the credit risk on these commitments is included as part of the reserve for possible loan losses. Under IFRS, loan commitments are not recognized in the consolidated statement of financial position and a provision for the expected losses to us in relation to the loan commitments is measured based on IAS 37 “Provisions, Contingent Liabilities and Contingent Assets.” Under Japanese GAAP, all guarantee contracts are accounted for by accruing both asset and liability accounts at the nominal guarantee amount. A provision for the credit risk of the guarantee is calculated using the same method as the reserve for possible loan losses and is included as part of it. Under IFRS, a financial guarantee contract is specifically defined in IAS 39 “Financial Instruments: Recognition and Measurement” as a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of the debt instruments. Financial guarantees are initially recognized at fair value and subsequently measured at the higher of the amount determined in accordance with IAS 37 or the amount initially recognized (i.e., fair value) less, when appropriate, cumulative amortization recognized in accordance with IAS 18 “Revenue.”

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

Under Japanese GAAP, the present value of the defined benefit obligation is discounted by the rates based on the market yields of long-term Japanese government bonds. Additionally, the discount rates for the previous reporting period can be used for the current reporting period, if the change in the present value of the defined benefit obligation caused by a change in the discount rates from the previous reporting period to the current reporting period is less than 10%. Under IFRS, the discount rates are determined by market yields on high quality corporate bonds at the end of each reporting period.

Under Japanese GAAP, the expected rates of return on plan assets for the previous reporting period can be used for the current reporting period, unless the impact of the profit or loss for the current reporting period is considered to be significant. Under IFRS, the expected return on plan assets is required to be estimated at the beginning of each reporting period based on market expectations for returns over the entire life of the related obligation.

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

Under Japanese GAAP, pursuant to the practical guidelines issued by the JICPA, we recognize deferred tax assets to the extent that the realization of the tax benefit is highly probable based on the schedule within the certain period (5 years for the Bank). Under IFRS, deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized without limiting the period over which the temporary difference can be utilized. For example, deferred tax assets for deductible temporary differences relating to impairment of loans and advances and investment securities which cannot be utilized within the specified period are not recognized under Japanese GAAP, whereas they can be recognized under IFRS to the extent that it is probable that future taxable profit will be available.

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

5.B.    LIQUIDITY AND CAPITAL RESOURCES

We consistently endeavor to enhance the management of our liquidity profile and strengthen our capital base to meet our customers’ loan requirements and deposit withdrawals and respond to unforeseen situations such as adverse movements in stock, foreign currency, interest rate and other markets, or changes in general domestic or international conditions.

Liquidity

We derive funding for our operations both from domestic and international sources. Our domestic funding is derived primarily from deposits placed with the Bank by its corporate and individual customers, and also from call money (inter-bank), bills sold (inter-bank promissory notes), repurchase agreements, borrowings, and negotiable certificates of deposit issued by the Bank to domestic and international customers. Our international sources of funds are principally from deposits from corporate customers and inter-bank market, negotiable certificates of deposit, commercial papers, and also from reverse repurchase agreements and cash collateral on securities borrowed. We closely monitor maturity gaps and foreign exchange exposure in order to manage our liquidity profile.

As shown in the following table, total deposits increased by ¥2,384,468 million, or 3%, from ¥90,469,098 million at March 31, 2011 to ¥92,853,566 million at March 31, 2012. The balance of deposits at March 31, 2012 exceeded the balance of loans and advances at the same time by ¥20,316,753 million due primarily to stable deposit base in Japan. Our loan-to-deposit ratio (total loans and advances divided by total deposits) in the same period was 78%, which contributed greatly to the reduction of our liquidity risk. Our balances of large-denomination domestic yen time deposits are stable due to the historically high rollover rate of our corporate customers and individual depositors.

	At March 31,
	2012	2011
	(In millions)
Loans and advances	¥72,536,813	¥71,020,329
Deposits	92,853,566	90,469,098

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

Secondary sources of liquidity included short-term debts, such as call money, bills sold, and commercial paper issued at an inter-bank or other wholesale markets. We also issue long-term debts, including both senior and subordinated debts, as additional sources of liquidity. With short- and long-term debts, we can diversify our funding sources and effectively manage our funding costs and enhance our capital adequacy ratios when appropriate.

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

We believe we are able to access such sources of liquidity on a stable and flexible basis by keeping credit ratings at a high level. The following table shows credit ratings assigned to SMFG by S&P and Fitch at July 20, 2012:

At July 20, 2012
S&P			Fitch
Long-term	Outlook	Short-term	Long-term	Outlook	Short-term
A	N	A-1	A-	S	F1

The following table shows credit ratings assigned to the Bank by S&P and Fitch at July 20, 2012:

At July 20, 2012
S&P			Fitch
Long-term	Outlook	Short-term	Long-term	Outlook	Short-term
A+	N	A-1	A-	S	F1
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

Japan’s capital adequacy guidelines are different from those of central banks or supervisors of other countries due to reflection of FSA’s design to suit the Japanese banking environment. The FSA capital adequacy guidelines mandate that Japanese banks and bank holding companies that have international operations maintain a minimum capital ratio of 8%.

Each of our figures for the Basel Capital Accord is calculated based on the financial statements prepared under Japanese GAAP.

The FSA capital adequacy guidelines permit Japanese banks to choose from the standardized approach (“SA”), the foundation IRB approach and the advanced IRB approach as to credit-risk, and the basic indicator approach (“BIA”), the standardized approach (“TSA”) and the AMA as to operational risk. To be eligible to adopt the foundation IRB approach or the advanced IRB approach as to credit risk, and the TSA or the AMA as to operational risk, a Japanese bank must establish an advanced risk management systems and must receive prior approval from the FSA.

We and the Bank had initially adopted the foundation IRB approach for measuring exposure to credit risk effective from March 31, 2007, but we have adopted the advanced IRB approach since March 31, 2009. We and the Bank had initially adopted the BIA for measuring exposure to operational risk, but we have adopted the AMA since March 31, 2008.

In addition to the above mentioned framework, the FSA changed its regulations to increase the risk weights of resecuritization instruments and to revise certain trading book rules. These changes, commonly referred to as “Basel 2.5”, were implemented from December 2011. Our figures presented for March 31, 2012 are based on the revised Basel 2.5 capital requirements and our figures presented for March 31, 2011 are pursuant to the prior capital framework (referred to as “Basel II”).

The table below presents our total qualifying capital, risk-weighted assets and risk-weighted capital ratios at March 31, 2012 and 2011:

	At March 31,
	2012	2011
	(In millions, except percentages)
Tier I capital:
Capital stock	¥2,337,895	¥2,337,895
Capital surplus	759,800	978,851
Retained earnings	2,152,654	1,776,433
Treasury stock	(236,037)	(171,760)
Minority interests	2,030,638	2,029,481
Cash dividends to be paid	(68,230)	(73,612)
Unrealized losses on other securities	—	—
Foreign currency translation adjustments	(141,382)	(122,889)
Stock acquisition rights	692	262
Goodwill and others	(496,434)	(394,343)
Gains on securitization transactions	(38,284)	(36,324)
Amount equivalent to 50% of expected losses in excess of qualifying reserves	(29,052)	—
Deductions of deferred tax assets(1)	—	—

Total Tier I capital	6,272,260	6,323,995

Tier II capital:
Unrealized gains on other securities after 55% discount	214,611	169,267
Land revaluation excess after 55% discount	35,755	35,739
General reserve for possible loan losses	66,695	100,023
Excess amount of provisions	—	21,742
Subordinated debt	2,454,062	2,210,184

Total Tier II capital	2,771,125	2,536,958

Deductions	(399,634)	(428,082)

Total qualifying capital	¥8,643,751	¥8,432,871

Risk-weighted assets:
On-balance sheet items	38,150,731	38,985,243
Off-balance sheet items	7,825,808	7,433,319
Market risk items	1,174,187	584,020
Operational risk	3,892,505	3,691,113

Total risk-weighted assets	¥51,043,232	¥50,693,696

Tier I risk-weighted capital ratio	12.28%	12.47%
Total risk-weighted capital ratio	16.93%	16.63%

(1)	The amount of net deferred tax assets was ¥350,182 million and ¥624,219 million at March 31, 2012 and 2011, respectively. Also, the upper limit of the inclusion of deferred tax assets into Tier I Capital was ¥1,254,452 million and ¥1,264,799 million at March 31, 2012 and 2011, respectively.
(2)	Amounts less than ¥1 million are omitted in the table. As a result, the totals in Japanese yen shown in the above table do not necessarily agree with the sum of the individual amounts.

The principal components of Tier I capital include capital stock, minority interests in consolidated subsidiaries and retained earnings under Japanese GAAP.

Minority interests in consolidated subsidiaries consist primarily of preferred securities issued to third-party investors by offshore funding vehicles. The proceeds from these issuances contribute to Tier I capital. As the amount of these transactions that may be counted as Tier I capital is constrained by the amount of other Tier I capital and the outstanding amount of other similar transactions at the time of issuance, our ability to raise additional regulatory capital in this manner could be constrained in the future. At March 31, 2012, the minority interests in consolidated subsidiaries within our Tier I capital attributable to these preferred securities was ¥1,589 billion. These preferred securities are redeemable at the option of the issuer on, and on specified dates after, the initial optional redemption date, subject to the prior approval of the FSA. The following table shows the issue date, the aggregate issue amounts and the initial optional redemption dates for the preferred securities included within our Tier I capital at March 31, 2012:

	Issue date	Aggregate issue amount	Redemption at the option of Issuer(1)	Type
	(In billions of yen or millions of dollars or pounds)
Issued by SMFG’s subsidiaries:
SMFG Preferred Capital USD 1 Limited(2)	Dec. 2006	$1,650.0	Jan. 2017	Step-up
SMFG Preferred Capital GBP 1 Limited(2)	Dec. 2006	£500.0	Jan. 2017	Step-up
SMFG Preferred Capital JPY 1 Limited	Feb. 2008	¥135.0	Jan. 2018	Non step-up
SMFG Preferred Capital USD 2 Limited	May 2008	$1,800.0	Jul. 2013	Non step-up
SMFG Preferred Capital USD 3 Limited	Jul. 2008	$1,350.0	Jul. 2018	Step-up
SMFG Preferred Capital GBP 2 Limited	Jul. 2008	£250.0	Jan. 2029	Step-up
SMFG Preferred Capital JPY 2 Limited	Dec. 2008 – Jan. 2009	¥698.9	Jan. 2014	Step-up / Non step-up
Series A	Dec. 2008	¥113.0	Jan. 2019	Step-up
Series B	Dec. 2008	¥140.0	Jul. 2019	Non Step-up
Series C	Dec. 2008	¥140.0	Jan. 2016	Non step-up
Series D	Dec. 2008	¥145.2	Jan. 2014	Non step-up
Series E	Jan. 2009	¥33.0	Jul. 2019	Non step-up
Series F	Jan. 2009	¥2.0	Jan. 2016	Non step-up
Series G	Jan. 2009	¥125.7	Jan. 2014	Non step-up
SMFG Preferred Capital JPY 3 Limited	Sep. – Oct. 2009	¥388.0	Jan. 2015	Step-up / Non step-up
Series A	Sep. 2009	¥99.0	Jan. 2020	Step-up
Series B	Sep. 2009	¥164.5	Jan. 2020	Non step-up
Series C	Sep. 2009	¥79.5	Jan. 2015	Non step-up
Series D	Oct. 2009	¥45.0	Jan. 2015	Non step-up
Issued by a subsidiary of Kansai Urban Banking Corporation:
KUBC Preferred Capital Cayman Limited(3)	Jan. 2007	¥12.5	Jul. 2012	Step-up

(1)	Subject to the prior approval of the FSA. Preferred securities are redeemable at any dividend payment date on and after a specific month and the month shown in this column is such a specific month of each preferred security.
(2)	On February 9, 2010, SMFG Preferred Capital USD 1 Limited and SMFG Preferred Capital GBP 1 Limited completed tender offers for their respective preferred securities. Following the completion of the tender offers, SMFG Preferred Capital USD 1 Limited had $649.1 million preferred securities outstanding and SMFG Preferred Capital GBP 1 Limited had £73.6 million preferred securities outstanding at March 31, 2012.
(3)	On May 14, 2012, we announced that the preferred securities issued by KUBC Preferred Capital Cayman Limited would be redeemed in full amount on July 25, 2012.

The principal components of Tier II capital include subordinated debt securities, consisting of both perpetual subordinated debt and dated subordinated debt securities, together with unrealized gains on other securities. Tier II capital is subject to the limitation that it cannot exceed the amount of Tier I capital in connection with the calculation of capital ratios.

At March 31, 2012, our total Tier I capital was ¥6,272 billion, total Tier II capital was ¥2,771 billion and total qualifying capital was ¥8,644 billion. Our total risk-weighted assets at March 31, 2012 were ¥51,043 billion.

Our consolidated Tier I risk-weighted capital ratio was 12.28% at March 31, 2012, compared to 12.47% at March 31, 2011. Our consolidated total risk-weighted capital ratio was 16.93% at March 31, 2012, compared to 16.63% at March 31, 2011.

Our capital position and the Bank’s capital position depend in part on the fair market value of our investment securities portfolio, since 45% of unrealized gains are counted as Tier II capital, while unrealized losses reduce net assets and Tier I capital. At March 31, 2012, our other securities (including money held in trust) with a readily ascertainable market value included unrealized gains, of which ¥215 billion appeared in our net assets. Prices for the common stocks of publicly traded Japanese companies have been volatile in recent periods. Substantial declines in the Japanese stock markets may aggravate the negative effect on our capital position and on the capital position of the Bank. However, in November 2008, the FSA introduced revised capital adequacy guidelines under which a bank (including a bank holding company) with international operations may, through the fiscal year ended March 31, 2012, omit from its Tier I capital unrealized losses and from its Tier II capital unrealized gains on yen-denominated Japanese government bonds and certain other securities. We chose not to apply these new relaxed requirements.

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

Set forth below is a table of risk-weighted capital ratios of the Bank at the dates shown, on a consolidated and nonconsolidated basis.

	At March 31,
	2012	2011
The Bank’s Consolidated capital ratios:
Tier I risk-weighted capital ratio	14.31%	14.25%
Total risk-weighted capital ratio	19.63%	19.16%
The Bank’s Nonconsolidated capital ratios:
Tier I risk-weighted capital ratio	16.19%	16.31%
Total risk-weighted capital ratio	21.91%	21.45%

Our securities subsidiaries in Japan, SMBC Nikko Securities and SMBC Friend Securities, are also subject to capital adequacy requirements under the FIEA described in “Item 4. Regulation—Capital Adequacy.” At

March 31, 2012, the capital adequacy ratio is 504.1% for SMBC Nikko Securities and 1,153.0% for SMBC Friend Securities, and sufficiently above 140%, below which level they would be required to file daily reports with the Commissioner of the FSA.

5.C.    RESEARCH, DEVELOPMENT, PATENTS AND LICENSES

We did not conduct any significant research and development activities for the fiscal year ended March 31, 2012. However, there are certain research and development activities conducted by subsidiaries in charge of systems development and information processing for our information system infrastructure.

5.D.    TREND INFORMATION

Our trend information is contained elsewhere in this annual report, including but not limited to “Item 4.B. Business Overview,” and “—A. Operating Results,” and “—B. Liquidity and Capital Resources” in this Item.

5.E.    OFF-BALANCE SHEET ARRANGEMENTS

Loan Commitments and Financial Guarantees and Other Credit-Related Contingent Liabilities

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

The table below shows the nominal amounts of undrawn loan commitments, and financial guarantees and other credit related contingent liabilities at March 31, 2012 and 2011:

	At March 31,
	2012	2011
	(In millions)
Loan commitments	¥44,064,283	¥42,743,780
Financial guarantees and other credit-related contingent liabilities	5,320,993	4,810,931

Total	¥49,385,276	¥47,554,711

The nominal amounts of these off-balance sheet instruments generally represent the maximum potential amounts of future payments without consideration of possible recoveries under recourse provisions or from collateral held. For example, since many of these loan commitments are expected to expire without being drawn upon, the total amount of unused commitments does not necessarily represent actual future cash flow requirements. Many of these loan commitments include clauses under which we can reject an application from customers or reduce the contract amounts in the event that economic conditions change, we need to secure claims, or other events occur. In addition, we may request the customers to pledge collateral such as premises and securities at the time of the contracts, and take necessary measures such as monitoring customers’ financial positions, revising contracts when need arises and securing claims after the contracts are made. We regularly review the credit quality of the customer based on our risk management system as set forth in “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk” and Note 45 “Financial Risk Management” to our consolidated financial statements included elsewhere in this annual report.

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

At March 31, 2012 and 2011, the consolidated conduits had total assets of ¥2,692,579 million and ¥2,565,677 million, respectively. The minimum credit rating for these assets is BBB-. The weighted average life of the assets held in the conduits is 5.6 months. The weighted average life of the commercial paper issued by these conduits is 1.2 months. The total notional amount of the liquidity and credit support at March 31, 2012 and 2011 was ¥722,608 million and ¥536,506 million, respectively. All of the liquidity and credit support was undrawn at March 31, 2012 and 2011.

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

The following tables summarize selected information related to consolidated multi-seller conduits categorized by the statement of financial position items at March 31, 2012 and 2011:

	At March 31, 2012
	Conduits- domestic	Conduits- overseas (North America)	Total
	(In millions)
Loans and advances:
Corporations	¥2,416,679	¥141,597	¥2,558,276
Financial institutions	—	9,034	9,034
Consumer	—	80,242	80,242

Total loans and advances	2,416,679	230,873	2,647,552

Other assets	44,358	669	45,027

Total assets	¥2,461,037	¥231,542	¥2,692,579

	At March 31, 2011
	Conduits- domestic	Conduits- overseas (North America)	Total
	(In millions)
Loans and advances:
Corporations	¥2,327,240	¥128,731	¥2,455,971
Financial institutions	—	12,473	12,473
Consumer	—	53,477	53,477

Total loans and advances	2,327,240	194,681	2,521,921

Other assets	39,028	4,728	43,756

Total assets	¥2,366,268	¥199,409	¥2,565,677

The following tables summarize selected information related to consolidated multi-seller conduits categorized by the funding structure at March 31, 2012 and 2011:

	At March 31, 2012
	Conduits- domestic	Conduits- overseas (North America)	Total
	(In millions)
Commercial paper	¥369,984	¥231,042	¥601,026
Term loans (provided by SMFG)	1,753,585	—	1,753,585
Others	314,554	—	314,554

Total	¥2,438,123	¥231,042	¥2,669,165

	At March 31, 2011
	Conduits- domestic	Conduits- overseas (North America)	Total
	(In millions)
Commercial paper	¥300,120	¥198,897	¥499,017
Term loans (provided by SMFG)	1,765,774	—	1,765,774
Others	296,928	—	296,928

Total	¥2,362,822	¥198,897	¥2,561,719

Securitizations of Our Loan Portfolio (Consolidated)

We use SPEs to securitize our loans and advances that we have originated, mainly in order to diversify our sources of funding for asset origination and to improve capital efficiency. These loans and advances, such as residential mortgages are transferred by us to the SPEs for cash, and the SPEs issue debt securities to investors. Retained interests in the financial assets are mainly in the form of subordinated tranches as well as some senior tranches. We consolidate such SPEs where we take all or a majority of the residual risks and rewards by retaining the subordinated tranches. Credit enhancements to the underlying assets provided by us may be used to obtain investment grade ratings on the senior debt issued by the SPEs.

The following table shows the carrying amount of assets in consolidated SPEs at March 31, 2012 and 2011:

	At March 31,
	2012	2011
	(In millions)
Residential mortgage	¥1,405,304	¥1,506,644
Corporate loans	79,476	113,936
Credit card receivables	154,663	327,316
Lease receivables	57,009	45,046
Consumer loans	157,768	—

Total	¥1,854,220	¥1,992,942

Real Estate Investment Vehicles (Nonconsolidated)

We are involved with investment vehicles that typically take the form of a limited partnership or SPE that are used to raise funds in connection with real estate development or acquisition of existing real estate properties. We provide the vehicles with debt financing, partnership or equity interests (which are subordinate to debt financing), or both. The funds raised by the vehicles usually have recourse only to the assets held by them, except in certain cases where the providers of funds have recourse to the original owners of the assets or real estate developers through guarantees. None of our investments in these vehicles is significant in relation to the total funds raised by them, and consequently they are not considered to be our subsidiaries as we do not control them in substance. At March 31, 2012 and 2011, our investments in these vehicles amounted to ¥73,188 million and ¥71,077 million, respectively. With respect to the vehicles that have been established to acquire existing real estate properties, we have entered into commitments to provide funds up to specified amounts. Such commitments amounted to ¥78,998 million and ¥71,658 million at March 31, 2012 and 2011, respectively. Of these amounts, ¥5,809 million and ¥581 million remained undrawn at March 31, 2012 and 2011, respectively.

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

At March 31, 2012 and 2011, the capital call commitments to these limited partnership funds entered into by us amounted to ¥309,567 million and ¥338,402 million, of which ¥105,136 million and ¥111,883 million remained undrawn, respectively. While the commitments are irrevocable, we believe that we do not have significant risk to meet the capital call commitments and the risks associated with the investments have been adequately controlled and managed.

5.F.    TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

In the normal course of business, we enter into contractual obligations that require future cash payments. The following table sets forth a summary of our contractual cash obligations at March 31, 2012:

	At March 31, 2012
	Due in one year or less	Due from one year to three years	Due from three years to five years	Due after five years	Total(1)
	(In millions)
Time deposits	¥22,210,565	¥3,389,349	¥654,552	¥611,953	¥26,866,419
Negotiable certificate of deposits	8,535,576	55,412	2,650	—	8,593,638
Borrowings	7,153,720	1,115,906	564,724	1,523,013	10,357,363
Debt securities in issue	3,230,077	901,001	1,094,686	2,173,461	7,399,225
Capital (finance) lease obligation	19,225	22,696	9,295	5,608	56,824
Operating lease obligation	42,247	66,387	48,611	179,414	336,659
Purchase obligation(2)	26,792	56,338	8,869	478	92,477

Total	¥41,218,202	¥5,607,089	¥2,383,387	¥4,493,927	¥53,702,605

(1)	The amount of interest on debt instruments is not included in the maturity table above due to its insignificance.
(2)	Purchase obligation in above table includes the contractual commitments to purchase goods or services of construction and information technology that are binding on us for the payment of more than ¥100 million.

5.G.    SAFE HARBOR

See the discussion under “Cautionary Statement Regarding Forward-Looking Statements.”

Item 6.	Directors, Senior Management and Employees

6.A.    DIRECTORS AND SENIOR MANAGEMENT

Directors, Senior Management and Corporate Auditors

Under our corporate governance system, our board of directors is responsible for supervising the business operations of the Group as a whole, and has established four board committees to enhance the effectiveness of governance by our board of directors in exercising its management responsibilities. Those committees are:

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

At June 29, 2012, the following persons held the indicated positions with us:

Name (Date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
Masayuki Oku (December 2, 1944)	Chairman of the Board and Director of the Company	April 1968	Joined Sumitomo Bank	At the close of the annual general meeting of shareholders to be held for the fiscal year ended March 31, 2013.
		June 1994	Director of Sumitomo Bank
		November 1998	Managing Director of Sumitomo Bank
		June 1999	Managing Director and Managing Executive Officer of Sumitomo Bank
		January 2001	Senior Managing Director and Senior Managing Executive Officer of Sumitomo Bank
		April 2001	Senior Managing Director and Senior Managing Executive Officer of the Bank
		December 2002	Resigned as Director of the Bank
		December 2002	Senior Managing Director of the Company
		June 2003	Retired as Director of the Company
Deputy President and Executive Officer of the Bank
		June 2005	Chairman of the Board and Director of the Company (to present)
President and Chief Executive Officer of the Bank
		April 2011	Resigned as Director of the Bank

Koichi Miyata (November 16, 1953)	President and Representative Director of the Company Director of the Bank	April 1976	Joined Mitsui Bank	At the close of the annual general meeting of shareholders to be held for the fiscal year ended March 31, 2014.
		June 2003	Executive Officer of the Bank
		October 2006	Managing Executive Officer of the Bank
		April 2009	Director and Senior Managing Executive Officer of the Bank
		April 2010	Senior Managing Executive Officer of the Company
		June 2010	Director of the Company
		April 2011	Director and President of the Company (to present)
Director of the Bank (to present)

Takeshi Kunibe (March 8, 1954)	Director of the Company	April 1976	Joined Sumitomo Bank	At the close of the annual general meeting of shareholders to be held for the fiscal year ended March 31, 2013.
	President and Chief Executive Officer of the Bank	June 2003	Executive Officer of the Bank
		October 2006	Managing Executive Officer of the Bank
		April 2007	Managing Executive Officer of the Company
		June 2007	Director of the Company (to present)
		April 2009	Director and Senior Managing Executive Officer of the Bank
		April 2011	President and Chief Executive Officer of the Bank (to present)

Name (Date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
Tetsuya Kubo (September 24, 1953)

Representative Director of the Company

Officer in Charge of Public Relations Department, Corporate Planning Department, Financial Accounting Department, and Subsidiaries & Affiliates Department

Director and Deputy President of the Bank

		April 1976	Joined Sumitomo Bank	At the close of the annual general meeting of shareholders to be held for the fiscal year ended March 31, 2013.
		June 2003	Executive Officer of the Bank
		July 2006	Managing Executive Officer of the Bank
		April 2008	Managing Executive Officer of the Company
		April 2009	Senior Managing Executive Officer of the Company
Director and Senior Managing Executive Officer of the Bank
		April 2011	Deputy President of the Company Director and Deputy President of the Bank (to present)
		June 2011	Director of the Company (to present)

Satoru Nakanishi (August 31, 1953)	Representative Director of the Company Officer in charge of Consumer Business Planning Department and Consumer Finance & Transaction Business Department Director and Deputy President of the Bank	April 1976	Joined Mitsui Bank	At the close of the annual general meeting of shareholders to be held for the fiscal year ended March 31, 2013.
		April 2004	Executive Officer of the Bank
		April 2006	Managing Executive Officer of the Bank
		April 2009	Senior Managing Executive Officer of the Company Director and Senior Managing Executive Officer of the Bank
		June 2009	Director of the Company (to present)
		April 2011	Director and Deputy President of the Bank (to present)

Koichi Danno (July 27, 1954)	Director of the Company Officer in charge of Corporate Risk Management Department Director and Senior Managing Executive Officer of the Bank	April 1978	Joined Mitsui Bank	At the close of the annual general meeting of shareholders to be held for the fiscal year ended March 31, 2013.
		April 2004	Executive Officer of the Bank
		April 2008	Managing Executive Officer of the Bank
		April 2011	Senior Managing Executive Officer of the Company
Director and Senior Managing Executive Officer of the Bank (to present)
		June 2011	Director of the Company (to present)

Name (Date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
Yujiro Ito (August 3, 1955)	Director of the Company Officer in charge of General Affairs Department and Human Resources Department Director and Senior Managing Executive Officer of the Bank	April 1979	Joined Sumitomo Bank	At the close of the annual general meeting of shareholders to be held for the fiscal year ended March 31, 2013.
		June 2003	General Manager of General Affairs Department of the Company
		June 2005	Executive Officer of the Bank
		April 2009	Managing Executive Officer of the Bank
		April 2011	Managing Executive Officer of the Company
Director and Managing Executive Officer of the Bank
		June 2011	Director of the Company (to present)

		April 2012	Director and Senior Managing Executive Officer of the Bank (to present)

Masahiro Fuchizaki (April 8, 1956)	Director of the Company Officer in charge of IT Planning Department Director and Senior Managing Executive Officer of the Bank	April 1979	Joined Sumitomo Bank	At the close of the annual general meeting of shareholders to be held for the fiscal year ended March 31, 2013.
		June 2005	Deputy General Manager of General Affairs Department of the Company
		April 2007	Executive Officer of the Bank
		April 2009	Retired as Executive Officer of the Bank
		May 2009	Advisor of JSOL Corporation

		June 2009	Director and Senior Managing Executive Director of JSOL Corporation

		March 2010	Resigned as Director of JSOL Corporation

		April 2010	Managing Executive officer of the Bank

		April 2011	Managing Executive officer of the Company

		June 2011	Director of the Company (to present)

		April 2012	Director and Senior Managing Executive officer of the Bank (to present)

Nobuaki Kurumatani (December 23, 1957)	Director of the Company Officer in charge of Audit Department Managing Executive Officer of the Bank	April 1980	Joined Mitsui Bank	At the close of the annual general meeting of shareholders to be held for the fiscal year ended March 31, 2014.
		April 2007	General Manager of Corporate Planning Department of the Company
Executive Officer of the Bank
		January 2010	Managing Executive Officer of the Bank, commissioned as General Manager of Corporate Planning Department
		April 2010	Managing Executive Officer of the Bank (to present)
		April 2012	Managing Executive officer of the Company
		June 2012	Director of the Company (to present)

Name (Date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
Shigeru Iwamoto(1) (March 31, 1941)	Director of the Company Director of the Bank	December 1965	Joined Syuji Ozawa Certified Public Accountant Office	At the close of the annual general meeting of shareholders to be held for the fiscal year ended March 31, 2013.
		October 1971	Joined Asahi Accounting Company (currently, KPMG AZSA LLC)
		March 1976	Registered as a certified public accountant (to present)

		July 1992	Representative Partner of ASAHI SHINWA & Co. (currently, KPMG AZSA LLC)

		October 1993	Representative Partner of Asahi & Co. (currently, KPMG AZSA LLC)

		May 1999	President of Asahi & Co.

		January 2004	President of KPMG AZSA (currently, KPMG AZSA LLC)

		May 2004	Chairman of KPMG AZSA

		June 2005	Retired from KPMG AZSA

		June 2009	Director of the Company (to present)

Director of the Bank (to present)

Yoshinori Yokoyama(1) (September 16, 1942)	Director of the Company Director of the Bank	April 1966	Joined Mayekawa Associates, Architects & Engineers	At the close of the annual general meeting of shareholders to be held for the fiscal year ended March 31, 2014.
		September 1973	Joined Davis Brody & Associates
		September 1975	Joined McKinsey & Company, Inc.
		July 1987	Director (Senior Partner) of McKinsey & Company, Inc.

		June 2002	Retired from McKinsey & Company, Inc.

		June 2002	Director of ORIX Corporation

		April 2003	Corporate Auditor of Industrial Revitalization Corporation of Japan

		June 2006	Director of the Company (to present)

Director of the Bank (to present)

Kuniaki Nomura(1) (June 13, 1945)	Director of the Company Director of the Bank	April 1970	Registered as an attorney at law (to present) Attorney at law at Yanagida Law Office (currently, Yanagida & Partners)	At the close of the annual general meeting of shareholders to be held for the fiscal year ended March 31, 2013.

		June 2009	Director of the Company (to present)
Director of the Bank (to present)
Attorney at law at Nomura Law Office (to present)

Name (Date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
Jun Mizoguchi (March 19, 1954)	Corporate Auditor of the Company Corporate Auditor of the Bank	April 1976	Joined Sumitomo Bank	At the close of the annual general meeting of shareholders to be held for the fiscal year ended March 31, 2015.
		April 2004	Executive Officer of the Bank
		April 2007	Managing Executive Officer of the Bank
		April 2010	Senior Managing Executive Officer of the Bank

		June 2011	Corporate Auditor of the Company (to present)

Corporate Auditor of the Bank (to present)

Yoji Yamaguchi (June 14, 1955)	Corporate Auditor of the Company	April 1978	Joined Mitsui Bank	At the close of the annual general meeting of shareholders to be held for the fiscal year ended March 31, 2016.
		April 2006	Deputy General Manager of General Affairs Department of the Company
General Manager of Administrative Department of the Bank

		April 2008	Senior Manager of Head Office of the Bank

		June 2008	Corporate Auditor of the Company (to present)

Shin Kawaguchi (August 26, 1956)	Corporate Auditor of the Company	April 1980	Joined Sumitomo Bank	At the close of the annual general meeting of shareholders to be held for the fiscal year ended March 31, 2015.
		April 2007	General Manager of Tobu Ikebukuro Block Consumer Business Office of the Bank
		April 2009	Deputy General Manager of Corporate Planning Department of the Company

General Manager of Quality Management Department of the Bank
		April 2010	Senior General Manager of Quality Management Department of the Bank

		April 2011	Senior Manager of Head Office of the Bank

		June 2011	Corporate Auditor of the Company (to present)

Name (Date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
Ikuo Uno(2) (January 4, 1935)	Corporate Auditor of the Company Corporate Auditor of the Bank Executive Advisor to the Board of Nippon Life Insurance Company	March 1959	Joined Nippon Life Insurance Company	At the close of the annual general meeting of shareholders to be held for the fiscal year ended March 31, 2013
		April 1997	President of Nippon Life Insurance Company
		April 2005	Chairman of the Board and Representative Director of Nippon Life Insurance Company
		June 2005	Corporate Auditor of the Company (to present)

		June 2006	Corporate Auditor of the Bank (to present)

		April 2011	Director and Executive Advisor to the Board of Nippon Life Insurance Company
		July 2011	Executive Advisor to the Board of Nippon Life Insurance Company (to present)

Satoshi Itoh(2) (July 25, 1942)	Corporate Auditor of the Company	January 1967	Joined Tokyo Office of Arthur Andersen & Co.	At the close of the annual general meeting of shareholders to be held for the fiscal year ended March 31, 2013.
	Corporate Auditor of the Bank	December 1970	Registered as a certified public accountant (to present)
		September 1978	Partner of Arthur Andersen & Co.
		October 1993	Representative Partner of Asahi & Co. (currently, KPMG AZSA LLC)

		August 2001	Retired from Arthur Andersen & Co.
Retired from Asahi & Co.

		April 2002	Special Professor at Chuo University Graduate School of International Accounting

		March 2007	Retired as Special Professor from Chuo University Graduate School of International Accounting

		June 2009	Corporate Auditor of the Company (to present)

Corporate Auditor of the Bank (to present)

Name (Date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
Rokuro Tsuruta(2) (June 16, 1943)	Corporate Auditor of the Company Corporate Auditor of the Bank	April 1970	Appointed as a Prosecutor at Tokyo District Public Prosecutors Office	At the close of the annual general meeting of shareholders to be held for the fiscal year ended March 31, 2016.
		April 2005	Superintending Prosecutor of Nagoya High Public Prosecutors Office
		June 2006	Retired from his position as Prosecutor
		July 2006	Registered as an attorney at law (to present)
		October 2006	Professor at Chiba University Law School

		September 2008	Retired from his position as Professor at Chiba University Law School

		April 2009	Professor at Surugadai University Law School

		March 2012	Retired from his position as Professor at Surugadai University Law School

		June 2012	Corporate Auditor of the Company (to present)

Corporate Auditor of the Bank (to present)

(1)	Messrs. Iwamoto, Yokoyama and Nomura satisfy the requirements for an “outside director” under the Companies Act.
(2)	Messrs. Uno, Itoh and Tsuruta satisfy the requirements for an “outside corporate auditor” under the Companies Act.

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

6.B.    COMPENSATION

The aggregate amounts of compensation paid by us and the Bank during the fiscal year ended March 31, 2012 to our directors and to our corporate auditors were ¥829 million and ¥193 million, respectively.

The following table sets forth the details of individual compensation, disclosed pursuant to the provision of the FIEA and related ordinance, by SMFG and its subsidiaries in amounts equal to or exceeding ¥100 million during the fiscal year ended March 31, 2012:

			Compensation
Director	Aggregate amount	Paid by	Annual salary	Stock option	Bonus
	(In millions)(1)
Masayuki Oku	¥116	SMFG	¥86	¥8	¥20
		SMBC	—	1	—
Koichi Miyata	¥123	SMFG	¥65	¥6	¥23
		SMBC	21	1	5
Takeshi Kunibe	¥123	SMFG	¥21	¥1	¥4
		SMBC	65	6	23

(1)	Amounts less than one million yen have been truncated.

Compensation for our directors, including bonuses and incentive stock options, must be approved at our general meeting of shareholders, unless otherwise provided in our articles of incorporation. The shareholders’ approval may specify the upper limit of the aggregate amount of compensation or calculation methods, but if compensation includes benefits in kind, the shareholders’ approval must include the description of such benefits. Similarly, compensation to our corporate auditors must be approved by our shareholders at our general meeting of shareholders unless otherwise specified in our articles of incorporation. Our articles of incorporation currently do not have such provisions with respect to compensation for directors and corporate auditors.

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

In the fiscal year ended March 31, 2003, we granted stock options for certain directors and employees. In addition, in June 2010, a shareholders resolution was passed at the general meeting of shareholders to introduce a stock option compensation program to certain directors and corporate auditors in connection with the abolition of their retirement benefit program. Following such resolution, we granted stock options for certain directors, corporate auditors and executive officers of the Company and the Bank on August 13, 2010. Because the resolution also abolished the retirement benefit program for our corporate directors and auditors, no amounts were set aside for the payment of any retirement benefits for them during the fiscal year ended March 31, 2012. For additional information, see “Item 6.E. Share Ownership” or Note 40 “Share Based Payment” to our consolidated financial statements included elsewhere in this annual report.

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

Under the Companies Act, a company with a board of corporate auditors is not obligated to have any outside directors or to have any audit, nomination or compensation committees. However, we have three outside directors as part of our efforts to enhance corporate governance. In addition, we have voluntarily established our auditing, risk management, compensation and nominating committees to enhance effectiveness of our board of directors. To ensure the compliance of our execution of our business operations with legal regulations and generally accepted practices, the outside directors have been selected from among experts (including certified public accountants, lawyers and persons with consulting experience).

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

Our corporate auditors (who are not required to be and most of whom are not certified public accountants) have a statutory duty to examine the financial statements and business reports submitted by the board of directors to the general meeting of shareholders. They also have the duty to supervise the administration of our affairs by the directors in accordance with the auditing policy and rules prescribed by resolutions of the board of corporate auditors.

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

The chairman of the auditing committee is Shigeru Iwamoto, who is an outside director. Other outside directors on the auditing committee are Yoshinori Yokoyama and Kuniaki Nomura. Other directors on the auditing committee are Masayuki Oku, chairman of our board of directors, Koichi Miyata, our president, Takeshi Kunibe, a director and Nobuaki Kurumatani, a director and the officer in charge of the audit department.

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

These committees are each composed of six to nine members including the chairman of the board, the president, and three outside directors. Outside directors are appointed to all these committees to facilitate corporate governance from an objective perspective. As noted above, because the need for objectivity is particularly acute in the case of the auditing committee and the compensation committee, the chairmanship of these committees is assigned to outside directors.

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

For the purpose of protecting the interests of shareholders in general, certain securities exchanges, including the Tokyo Stock Exchange, introduced a new rule regarding independent directors/corporate auditors, which requires a listed company to have, from amongst the outside directors or outside corporate auditors, at least one independent director/corporate auditor who does not have conflicting interests with shareholders as specified under the rule. All companies on these securities exchanges are required to report the name of such independent director/corporate auditor, which is disclosed to the public. The rule became effective on the day immediately after the general shareholders meeting for the fiscal year ended after March 1, 2010. We designated all three outside directors and outside corporate auditors as independent directors and independent corporate auditors, respectively.

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

Corporate Governance Practices

Companies listed on the New York Stock Exchange (“NYSE”), must comply with certain corporate governance standards provided under Section 303A of the NYSE Listed Company Manual. However, NYSE-listed companies that are foreign private issuers, including us, are permitted to follow home country practices in lieu of certain provisions of Section 303A if such foreign private issuers meet certain criteria. See “Item 16.G. Corporate Governance” for a summary of significant ways in which our corporate governance practices differ from those followed by NYSE-listed U.S. companies.

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

6.D.    EMPLOYEES

At March 31, 2012, 2011 and 2010, on a consolidated basis, we had approximately 64,200, 61,600 and 57,900 employees, respectively, including locally hired staff in our foreign offices but excluding temporary employees. We also had an average of approximately 18,200 temporary employees during the fiscal year ended March 31, 2012.

The following tables show our full-time employees at March 31, 2012 on a consolidated basis under Japanese GAAP broken down based on business segment and geographical location:

Percentage of full- time employees at March 31, 2012
Business segment:
Commercial Banking(1)	47%
Securities	14
Leasing	4
Credit Card	8
Others	27

Total	100%

(1)	The number of employees of the Bank represents 36% of the number of our employees on a consolidated basis. Further, the number of employees in the Bank’s Consumer Banking Unit, Middle Market Banking Unit, Corporate Banking Unit, International Banking Unit, Treasury Unit and Others represent 13%, 8%, 1%, 4%, 1% and 9% of the number of our employees on a consolidated basis, respectively.

`	Percentage of full- time employees at March 31, 2012
Location:
Japan	91%
Americas	2
Europe and Middle East	2
Asia and Oceania	5

Total	100%

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

6.E.    SHARE OWNERSHIP

Shareholdings by Directors, Senior Management and Corporate Auditors

The following table shows the number of shares of our common stock owned by our directors and corporate auditors at June 29, 2012:

Number of shares owned
Directors and corporate auditors:
Masayuki Oku	10,500
Koichi Miyata	7,100
Takeshi Kunibe	6,888
Tetsuya Kubo	5,831
Satoru Nakanishi	6,500
Koichi Danno	5,100
Yujiro Ito	4,422
Masahiro Fuchizaki	3,800
Nobuaki Kurumatani	6,100
Shigeru Iwamoto	6,000
Yoshinori Yokoyama	—
Kuniaki Nomura	—
Jun Mizoguchi	5,100
Yoji Yamaguchi	2,700
Shin Kawaguchi	900
Ikuo Uno	—
Satoshi Itoh	—
Rokuro Tsuruta	—

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

In June 2010, a resolution was passed at the general meeting of shareholders to introduce a stock option compensation program for directors, corporate auditors and executive officers of the Company and the Bank (“SMFG Stock Acquisition Rights”). This serves to incentivize grantees to further contribute to the equity appreciation and improved corporate performance through a sharing of the benefits and risks of share price performance of our shares. These changes reflected a review of our compensation system and the elimination of retirement benefits for directors, corporate auditors and executive officers.

The following table provides an overview of the significant terms and conditions of our stock option plans:

	Date of resolution	Number of grantees	Shares granted	Exercise period	Exercise price
Pre-2002 stock option	June 27, 2002	677 directors and employees of the Company and the Bank	162,000 shares of common stock(1) of the Company	June 28, 2004 to June 27, 2012	¥6,649 per share subject to adjustment(1)(2)

SMFG Stock Acquisition Rights (1st series)	July 28, 2010	82 directors, corporate auditors and executive officers of the Company and the Bank	102,600 shares of common stock of the Company	August 13, 2010 to August 12, 2040	¥1 per share granted upon exercise of each stock acquisition right, multiplied by the number of shares granted

SMFG Stock Acquisition Rights (2nd series)	July 29, 2011	85 directors, corporate auditors and executive officers of the Company and the Bank	268,200 shares of common stock of the Company	August 16, 2011 to August 15, 2041	¥1 per share granted upon exercise of each stock acquisition right, multiplied by the number of shares granted

(1)	We implemented a 100-for-1 stock split of shares of our common stock and adopted a unit share system effective on January 4, 2009. The numbers described above were adjusted to reflect such stock split. At the end of March 31, 2009 and 2010, 108,100 shares of stock options were outstanding and exercisable up to June 2012.
(2)	At March 31, 2012.

We have employee stock ownership associations in Japan for our, the Bank’s and other subsidiaries’ employees. Members of the employee stock ownership associations set aside certain amounts from their monthly salary to purchase our common stock through the relevant employee stock ownership association. The administrator of each association makes open-market purchases of our common stock for the account of the association on a monthly basis. We, the Bank and other subsidiaries contribute matching funds equivalent to 5% of the amount purchased by the relevant association. At March 31, 2012, none of the employee stock ownership associations held more than 1% of our common stock.

Item 7.	Major Shareholders and Related Party Transactions

7.A.    MAJOR SHAREHOLDERS

Major Shareholders

Our major shareholders, appearing on our register of common shareholders at March 31, 2012, were as follows:

	Number of shares held	Percentage of shares issued(1)
Name:
Japan Trustee Services Bank, Ltd. (Trust Account)	90,536,318	6.40%
The Master Trust Bank of Japan, Ltd. (Trust Account)	73,312,500	5.18%
SSBT OD05 OMNIBUS ACCOUNT TREATY CLIENTS	39,033,944	2.76%
Japan Trustee Services Bank, Ltd. (Trust Account 9)	29,113,800	2.05%
STATE STREET BANK AND TRUST COMPANY 505225	19,858,287	1.40%
MELLON BANK, N.A. AS AGENT FOR ITS CLIENT Mellon Omnibus US Pension	17,891,918	1.26%
THE BANK OF NEW YORK, TREATY JASDEC ACCOUNT	15,999,996	1.13%
Nippon Life Insurance Company	15,466,682	1.09%
NATSCUMCO	14,319,917	1.01%
Sumitomo Mitsui Banking Corporation(2)	13,340,000	0.94%

(1)	Percentages are calculated based on the total number of shares of common stock then issued, including our treasury stock, and have been rounded down to the nearest second decimal point.
(2)	Pursuant to Article 67 of the Enforcement Ordinance of the Company Act, our subsidiary Sumitomo Mitsui Banking Corporation is not entitled to exercise the voting rights of our common shares it holds.

Our major shareholders do not have different voting rights.

Shareholders in the United States

Because some of our common stock was held by brokers or other nominees, the number of shares held by and the number of beneficiary holders with addresses in the United States is not fully ascertainable. At March 31, 2012, there were 204 record holders of our common stock with addresses in the United States, whose shareholdings represented approximately 14% of our outstanding common stock on that date.

Control of the Company

To our knowledge, we are not directly or indirectly owned or controlled by any another corporation(s), by any foreign government or by any other natural or legal person(s), severally or jointly.

Arrangements for Change in Control of the Company

We know of no arrangements the operation of which may at a later time result in a change of control.

7.B.    RELATED PARTY TRANSACTIONS

We and our banking subsidiaries had, and expect to have in the future, banking transactions and other transactions in the ordinary course of business with our related parties. For the fiscal year ended March 31, 2012, such transactions included, but were not limited to, loans, deposits and guarantees. Furthermore, such transactions were immaterial and were made at prevailing market rates, terms and conditions, and did not involve more than the normal risk of collectibility or present other unfavorable features.

During the fiscal year ended March 31, 2012, none of our directors or corporate auditors or the Bank’s directors, and none of the close members of their respective families, had any transactions that were material or any transactions that were unusual in their nature or conditions, involving goods, services or tangible or intangible assets, to which we were a party, and no such transactions were proposed at March 31, 2012. During the fiscal year ended March 31, 2012, we made no loans to our directors or corporate auditors or the Bank’s directors other than those that were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectibility or present other unfavorable features.

7.C.    INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

Item 8.	Financial Information

8.A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Financial Statements

All relevant financial statements are attached hereto. See “Item 18. Financial Statements.” See “Item 5. Operating and Financial Review and Prospects—Reconciliation with Japanese GAAP” for a reconciliation of consolidated net profit and total equity for the fiscal year ended March 31, 2012 under IFRS, with those amounts under Japanese GAAP.

Export Sales

Not applicable.

Legal Proceedings

We are party to routine litigation incidental to our business, none of which is currently expected to have a material adverse effect on our financial condition or results of operations. However, there can be no assurance that an adverse decision in one or more of these lawsuits will not have a material adverse effect.

Dividend Policy and Dividends

The declaration, payment and determination of any year-end dividend are subject to the approval of shareholders of our common stock at our general meeting of shareholders and to statutory restrictions. The declaration, payment and determination of the amount of any interim dividend require a resolution of our board of directors and are subject to statutory restrictions. Dividend payments are made to shareholders or pledgees of record at the record dates for each payment. March 31 is the record date for year-end dividends and September 30 is the record date for interim dividends. The payment of year-end and interim dividends on common stock is subject to prior payment of dividends on our preferred stock, if any.

We have a basic policy of steadily increasing returns to shareholders through the sustainable growth of our enterprise value, while enhancing our capital to maintain financial soundness in consideration of our public nature as a bank holding company. We continuously aim to increase returns to shareholders while taking into account new capital requirements and the competitive environment, by maintaining a payout ratio of over 20% on a consolidated net income basis under Japanese GAAP.

The following table shows historical aggregate dividend payments per share of our common stock for each of the fiscal years from the fiscal year ended March 31, 2010 through the fiscal year ended March 31, 2012:

	Dividend per share
	Paid(1)	Declared(2)
Fiscal year ended March 31,
2010	¥100	¥65
2011	100	105
2012	100	100

(1)	Dividend per share based on dividends in respect of each fiscal year including dividends proposed after current fiscal year-end but not recognized in the financial statements and excluding dividends in respect of the previous fiscal year declared in current fiscal year.
(2)	Dividend per share based on dividends declared and recognized in the financial statements during each fiscal year.

8.B.    SIGNIFICANT CHANGES

Except as otherwise described in this annual report, no significant change in our financial position has occurred since the date of the financial statements included elsewhere in this annual report.

Item 9.	The Offer and Listing

9.A.    LISTING AND DETAILS

Offering Details

Not applicable.

Price History of the Shares

Market Price Information for Our American Depositary Shares

The following table sets forth, for the periods indicated, the high and low trading prices, and average daily trading volume for our ADSs on the NYSE since their listing on November 1, 2010:

	Price per ADS		Average daily trading volume
	High	Low
	(In dollars)		(Number of shares)
Fiscal year ended March 31, except quarter and month data:
2011 (from November 1, 2010):
Third quarter	7.21	5.75	430,456
Fourth quarter	7.77	6.01	615,815
Full year	7.77	5.75	539,906
2012:
First quarter	6.46	5.55	473,475
Second quarter	6.47	5.12	370,978
Third quarter	6.05	5.13	423,717
Fourth quarter	7.06	5.59	463,419
Full year	7.06	5.12	432,531
Most recent six months:
January	6.40	5.59	482,436
February	7.00	6.44	560,619
March	7.06	6.51	357,768
April	6.79	6.32	857,331
May	6.37	5.77	479,788
June	6.67	5.65	383,962
July (through July 10, 2012)	6.81	6.52	289,911

Market Price Information for Our Shares

See “Item 9.C. The Offer and Listing—Markets” for information on the stock exchanges on which our common stock is listed.

The following table sets forth, for the periods indicated, the high and low trading prices, and average daily trading volume for our common stock since the fiscal year ended March 31, 2007 on the Tokyo Stock Exchange.

	Price per Share		Average daily trading volume
	High	Low
	(In yen)		(Number of shares)
Fiscal year ended March 31, except quarter and month data:
2007	¥13,900	¥10,100	3,211,378
2008	12,100	6,330	4,948,529
2009	9,640	2,585	8,135,967
2010	4,520	2,591	13,310,559
2011:
First quarter	3,355	2,500	11,866,548
Second quarter	2,743	2,424	10,119,651
Third quarter	2,949	2,325	12,651,643
Fourth quarter	3,225	2,235	13,539,852
Full year	3,355	2,235	12,022,607
2012:
First quarter	2,652	2,251	9,946,057
Second quarter	2,621	2,055	8,221,132
Third quarter	2,312	2,003	7,332,161
Fourth quarter	2,933	2,161	7,862,634
Full year	2,933	2,003	8,339,526
Most recent six months:
January	2,451	2,161	7,074,821
February	2,806	2,409	8,782,352
March	2,933	2,632	7,655,700
April	2,788	2,565	6,351,805
May	2,558	2,262	5,686,095
June	2,632	2,231	5,946,100
July (through July 10, 2012)	2,679	2,575	5,294,271

9.B.    PLAN OF DISTRIBUTION

Not applicable.

9.C.    MARKETS

The primary trading market for our common stock is the Tokyo Stock Exchange (First Section). Our common stock is also listed on the Osaka Securities Exchange (First Section) and the Nagoya Stock Exchange (First Section). Our common stock is not listed on any stock exchange outside of Japan.

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

•

the aggregate remuneration for directors are determined at a general meeting of shareholders and, within the upper limit approved at the general meeting of shareholders, our board of directors will determine the amount of compensation for each director; our board of directors may, by its resolution, leave such decision to the discretion of our representative director;

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

We may issue shares within our authorized but unissued share capital following a resolution by our board of directors. An increase in our authorized share capital requires an amendment of our articles of incorporation, which generally requires approval of our common and preferred shareholders, if any.

Common Stock

General

On January 5, 2009, a central clearing system of shares of Japanese listed companies was enacted under the Act Concerning Book-Entry Transfer of Corporate Bonds, Shares and Other Securities (“Book-Entry Transfer Act”) and the shares of all Japanese companies listed on any Japanese stock exchange, including our shares, became subject to this system, and all share certificates of companies then listed in Japan became null and void on the effective date of the Book-Entry Transfer Act.

Under the clearing system, a person must have an account at an account managing institution or at Japan Securities Depository Center, Inc. (“JASDEC”) in order to purchase, hold, sell or otherwise dispose of listed shares. Account managing institutions include financial instruments traders (i.e., securities companies), banks, trust companies and certain other financial institutions which meet the requirements prescribed by the Book-Entry Transfer Act, and only those financial institutions that meet further stringent requirements of the Book-Entry Transfer Act can open accounts directly at JASDEC. Under the Book-Entry Transfer Act, any transfer of shares is effected through book entry, and title to the shares passes to the transferee at the time when the transferred number of the shares is recorded in the transferee’s account at an account managing institution. The holder of an account at an account managing institution is presumed to be the legal owner of the shares held in such account.

Under the Companies Act and the Book-Entry Transfer Act, in order to assert shareholders’ rights against us, a shareholder’s name and address must be registered in our register of shareholders, except in limited circumstances. Under the clearing system, such registration is made upon our receipt of the necessary information from JASDEC. Nonresident shareholders are required to appoint a standing proxy in Japan or provide a mailing address in Japan. Each nonresident shareholder must give notice of a standing proxy or a mailing address to the relevant account managing institution. That notice will be forwarded to us through JASDEC. Japanese securities companies and commercial banks customarily act as standing proxies and provide related services for standard fees. Notices from us to nonresident shareholders are delivered to standing proxies or their mailing addresses in Japan.

Our transfer agent is Sumitomo Mitsui Trust Bank, Limited, formerly known as The Sumitomo Trust and Banking Company, Limited.

Distributions of Surplus

As a holding company, we expect that most of our cash flow will come from dividends that the Bank pays us. Under some circumstances, various statutory or contractual provisions may restrict the dividends the Bank can pay us. For example, if the Bank does not have sufficient distributable amounts, it will be unable to pay dividends and we, in turn, may be unable to pay dividends on shares of our common stock. Therefore, our ability to pay dividends mainly depends on the financial performance of our principal operating subsidiary, the Bank.

Under the Companies Act, distribution of cash or other assets by a joint stock corporation to its shareholders, including dividends, takes the form of distributions of surplus (as described in “—Restriction on Distributions of Surplus”). We are permitted to make distributions of surplus to our shareholders any number of times per fiscal year, subject to limitations described in “—Restriction on Distributions of Surplus.” Distributions of surplus are required in principle to be authorized by a resolution of a general meeting of shareholders. Distributions of surplus are, however, permitted pursuant to a resolution of the board of directors if:

(1)	our articles of incorporation so provide (our current articles of incorporation do not have a provision to that effect);

(2)	the normal term of office of our directors is no longer than one year (our current articles of incorporation provide that the normal term of office of our directors expires upon the close of the general meeting of shareholders to be held for the last fiscal year ending within two years after the election); and

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

Under our articles of incorporation, the record dates for annual dividends and interim dividends are March 31 and September 30, respectively, in each year. In Japan, both “ex-dividend date” (the date from which purchasers at shares through Japanese stock exchanges will not be entitled to the dividends to be paid to registered shareholders as any record date) and the record date for dividends precede the date of determination of the amount of the dividend to be paid. The ex-dividend date of the shares of common stock is generally the third business day prior to the record date. Under our articles of incorporation, we are not obligated to pay any distributions of surplus to be made in cash which have not been received after five years from the commencement date of those distributions.

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

The amount of surplus at any given time must be calculated in accordance with the following formula:

A + B + C + D – (E + F + G)

In the above formula:

“A”	=	the total amount of other capital surplus and other retained earnings, each being the amount that appears on our nonconsolidated balance sheet as of the end of the last fiscal year;

“B”	=	if we have disposed of treasury stock after the end of the last fiscal year, the amount of the consideration for that treasury stock received by us less the book value thereof;

“C”	=	if we have reduced our stated capital after the end of the last fiscal year, the amount of that reduction less the portion thereof that has been transferred to capital reserve or retained earnings reserve, if any:

“D”	=	if we have reduced our capital reserve or retained earnings reserve after the end of the last fiscal year, the amount of that reduction less the portion thereof that has been transferred to stated capital, if any:

“E”	=	if we have cancelled treasury stock after the end of the last fiscal year, the book value of that treasury stock;

“F”	=	if we have distributed surplus to our shareholders after the end of the last fiscal year, the total book value of the surplus so distributed; and

“G”	=	other amounts set forth in an ordinance of the Ministry of Justice, including:

•	if we have reduced surplus and increased our stated capital, capital reserve or retained earnings reserve after the end of the last fiscal year, the amount of that reduction; and

•

if we have distributed surplus to shareholders after the end of the last fiscal year, the amount set aside in our capital reserve or retained earnings reserve, if any, as required by ordinances of the Ministry of Justice.

The aggregate book value of surplus distributed by us may not exceed a prescribed distributable amount as calculated on the effective date of the distribution. Our prescribed distributable amount at any given time shall be the amount of surplus less the aggregate of (a) the book value of our treasury stock, (b) the amount of consideration for any treasury stock we disposed of after the end of the last fiscal year, (c) the sum of net unrealized losses on other securities and unrealized losses on land valuation, and (d) other amounts set forth in an ordinance of the Ministry of Justice, including (if the sum of one-half of our goodwill and deferred assets exceeds the total of the stated capital, capital reserve and retained earnings reserve, each being the amount in our nonconsolidated balance sheet at the end of the last fiscal year) all or a certain part of the exceeding amount as calculated in accordance with the ordinances of the Ministry of Justice. If we have prepared interim financial statements in accordance with the ordinances of the Ministry of Justice as described below, and if the interim financial statements have been approved by the board of directors or (if so required) by a general meeting of shareholders, then the prescribed distributable amount must be adjusted to take into account the amount of profit or loss, and the amount of consideration for any of our treasury stock disposed of by us, during the period for which the interim financial statements have been prepared. We will be permitted to prepare nonconsolidated interim financial statements consisting of a balance sheet at any date subsequent to the end of the last fiscal year and an income statement for the period from the first day of the current fiscal year to the date of the balance sheet. Interim financial statements so prepared by us must be audited by our corporate auditors and/or accounting auditors, as required by an ordinance of the Ministry of Justice.

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

The board of directors, in May 2008, adopted a resolution on a stock split. The record date for the stock split was one day prior to the effective date of the stock split. Our shareholders approved amendments to the articles of incorporation to abolish the fractional share system and to adopt a unit share system, under which 100 shares of common stock constitute one unit, at our shareholders’ meeting held in June 2008. These amendments to our articles of incorporation became effective in January 2009.

Unit Share System

We have a unit share system, under which 100 shares of our common stock constitute one unit. Under the unit share system, shareholders have one voting right for each unit of shares held by them at a general meeting of shareholders, and shares constituting a fractional unit carry no voting rights. Under our articles of incorporation, the holders of shares constituting a fractional unit do not have shareholder rights except for those specified in the Companies Act or an ordinance of the Ministry of Justice, which include the rights (1) to receive dividends, (2) to receive cash or other assets in case of consolidation or split of shares, share exchange or share transfer, or merger, or (3) to be allotted rights to subscribe for free new shares and stock acquisition rights when those rights are granted to shareholders. We may cease to use the unit share system by amendment to the articles of incorporation without shareholders’ approval even though amendments to the articles of incorporation generally require a special resolution of the general meeting of shareholders.

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

Legal Restrictions on Acquisitions of Shares

The Financial Instruments and Exchange Act of Japan (“FIEA”) and its related regulations require any person who has become solely or jointly a beneficial holder of more than 5% of the total issued shares of capital stock of a company listed on any Japanese stock exchange, to file with the director of an appropriate local finance bureau of the Ministry of Finance within five business days a report concerning the shareholdings. With some exceptions, a similar report must also be filed in respect of any subsequent change of 1% or more in those holdings or any change in material matters set out in reports previously filed. For this purpose, shares issuable to a holder upon conversion of convertible securities or exercise of share subscription warrants or stock acquisition rights are taken into account in determining both the number of shares held by such holder and the issuer’s total issued share capital. Copies of each report must also be furnished to the company and to all the Japanese stock exchanges on which the shares are listed.

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

Subscription Rights

Holders of shares of our common stock have no preemptive rights. Authorized but unissued shares of common stock may be issued at the times, and upon the terms the board of directors determines, subject to the limitations as to the issuance of new shares of common stock at a specially favorable price mentioned in “—Voting Rights” above. The board of directors may, however, determine that the holders of shares of common stock be given subscription rights to new shares of common stock, in which case they must be given on uniform terms to all holders of shares of common stock at a record date of which not less than two weeks’ prior public notice must be given. Each of the shareholders to whom subscription rights is given must also be given at least two weeks’ prior notice of the date on which the rights expire.

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

Under the Book-Entry Transfer Act, we are required to give notice of each record date to JASDEC at least two weeks prior to such record date. JASDEC is required to give us notice of the names and addresses of our shareholders, the numbers of shares held by them, and other relevant information at a record date promptly after we set it.

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

General

At the date of this annual report, under our articles of incorporation, we are authorized to issue 167,000 shares of Type 5 preferred stock, 70,001 shares of Type 6 preferred stock, 167,000 shares of Type 7 preferred stock, 115,000 shares of Type 8 preferred stock and 115,000 shares of Type 9 preferred stock.

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

At the date of this annual report, we have no preferred stock outstanding. The following is a summary of the relevant provisions of our articles of incorporation regarding preferred stock.

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

10.D.    EXCHANGE CONTROLS

Japanese Foreign Exchange Regulations

The Foreign Exchange and Foreign Trade Act of Japan, and the cabinet orders and ministerial ordinances, collectively known as the Foreign Exchange Act, set forth, among other things, the regulations relating to the receipt by nonresidents of Japan of payment with respect to our shares, and the acquisition and holding of our shares by nonresidents of Japan and foreign investors, both as defined below.

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

Except for the general limitation under Japanese antitrust and antimonopoly regulations against shareholdings in the capital stock of a Japanese corporation, which lead or may lead to a restraint of trade or monopoly, and general limitations under the Companies Act or our articles of incorporation on the rights of shareholders applicable, regardless of residence or nationality, there is no limitation under Japanese law and regulations applicable to us, or under our articles of incorporation on the rights of nonresident or foreign shareholders to hold or exercise voting rights on our shares.

Dividends and Proceeds of Sale

Under the Foreign Exchange Act, dividends paid on, and the proceeds of sales in Japan of, shares held by nonresidents of Japan, may, in general, be converted into any foreign currency and repatriated abroad. The acquisition of our shares by nonresidents by way of a stock split is not, in general, subject to any notification or reporting requirements.

10.E.    TAXATION

Japanese Taxation

The following is a summary of the principal Japanese national tax consequences to owners of shares of our common stock or ADSs representing shares of our common stock who are nonresidents of Japan or non-Japanese corporations without a permanent establishment in Japan (“Nonresident Shareholders”). The statements regarding Japanese tax laws set forth below are based on the laws and treaties currently in force and as interpreted by the Japanese tax authorities at the date of this annual report and are subject to changes in the applicable Japanese law or tax treaties, conventions or agreements, or in the interpretation thereof, occurring after that date. This summary does not include all possible tax considerations which may apply to a particular investor and potential investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership and disposition of shares of our common stock or ADSs, including specifically the tax consequences under Japanese law, the laws of the jurisdiction of which they are resident, and any tax treaty, convention or agreement between Japan and their country of residence, by consulting their own tax advisors.

For the purpose of Japanese taxation, a Nonresident Shareholder of ADSs will generally be treated as the owner of the shares underlying the ADSs, which may be evidenced by one or more ADRs.

Generally, a Nonresident Shareholder of shares of our common stock or ADSs will be subject to Japanese income tax collected by way of withholding on dividends we pay. Stock splits are, in general, not subject to Japanese income tax or corporation tax.

In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by a Japanese corporation to Nonresident Shareholders is generally 20% (20.42%, on or after January 1, 2013). However, with respect to dividends paid on listed shares issued by a Japanese corporation (including shares of our common stock or ADSs) to Nonresident Shareholders, except for any individual shareholder who owns 3% or more of the total number of shares issued by the relevant Japanese corporation, the aforementioned 20% (20.42%, on or after January 1, 2013) withholding tax rate is reduced to (1) 7% for dividends due and payable on or before December 31, 2012, (2) 7.147% for dividends due and payable on or after January 1, 2013 but on or before December 31, 2013, and (3) 15.315% for dividends due and payable on or after January 1, 2014. Due to the imposition of a special additional withholding tax (2.1% of the original withholding tax amount) to secure funds for reconstruction from the Great East Japan Earthquake, the original withholding tax rate of 7%, 15% and 20%, as applicable, will be effectively increased, respectively, to 7.147%, 15.315% and 20.42%, during the period beginning on January 1, 2013 and ending on December 31, 2037.

At the date of this annual report, Japan has income tax treaties in force, whereby the above-mentioned withholding tax rate is reduced, generally, to 15% for portfolio investors, with, among others, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway, Singapore, Spain and Sweden, while the income tax treaties with Australia, France, Hong Kong, the Netherlands, Switzerland, the United Kingdom and the United States generally reduce the withholding tax rate to 10% for portfolio investors. In addition, under the income tax treaty between Japan and the United States, dividends paid to pension funds which are qualified U.S. residents eligible to enjoy treaty benefits are exempt from Japanese income taxation by way of withholding or otherwise unless the dividends are derived from the carrying on of a business, directly or indirectly, by those pension funds. Under the income tax treaties with the Netherlands, Switzerland and the United Kingdom, similar treatment will be applied to dividends. Under Japanese tax law, any reduced maximum rate applicable under a tax treaty will be available when the maximum rate is below the rate otherwise applicable under Japanese tax law referred to in the preceding paragraph with respect to the dividends to be paid by us on shares of common stock or ADSs. A Nonresident Shareholder of shares of our common stock who is entitled, under any tax treaty, to a reduced rate of Japanese withholding tax, or exemption therefrom, as the case may be, is required to submit an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax on Dividends (together with any other required forms and documents) in advance, through the withholding agent, to the relevant tax authority before payment of dividends. A standing proxy for a Nonresident Shareholder may provide the application services. See “Item 10.B Memorandum and Articles of Incorporation—Common Stock—General.” With respect to ADSs, this reduced rate or exemption will be applicable to Nonresident Shareholders of ADSs if the Depositary or its agent submits two Application Forms (one before payment of dividends and the other within eight months after the record date concerning such payment of dividends), together with certain other documents. To claim this reduced rate or exemption, Nonresident Shareholders of ADSs will be required to file a proof of taxpayer status, residence and beneficial ownership, as applicable, and to provide other information or documents as may be required by the Depositary. A Nonresident Shareholder who is entitled, under any applicable tax treaty, to a reduced rate of Japanese withholding tax below the rate otherwise applicable under Japanese tax law mentioned above, or exemption therefrom, as the case may be, but fails to submit the required application in advance may nevertheless be entitled to claim a refund from the relevant Japanese tax authority of withholding taxes withheld in excess of the rate under an applicable tax treaty (if the Nonresident Shareholder is entitled to a reduced treaty rate under the applicable tax treaty) or the full amount of tax withheld (if the Nonresident Shareholder is entitled to an exemption under the applicable tax treaty), as the case may be, by complying with certain subsequent filing procedures. We do not assume any responsibility to ensure withholding at the reduced treaty rate, or exemption therefrom, for shareholders who would be so eligible under an applicable tax treaty but where the required procedures as stated above are not followed.

Gains derived from the sale outside Japan of shares of our common stock or ADSs by a Nonresident Shareholder who is a portfolio investor are, in general, not subject to Japanese income tax or corporation tax.

Any deposits or withdrawals of shares of our common stock by a Nonresident Shareholder in exchange for ADSs are, in general, not subject to Japanese income or corporation tax.

Japanese inheritance and gift taxes at progressive rates may be payable by an individual who has acquired shares of our common stock or ADSs from another individual as a legatee, heir or donee, even if the individual is not a Japanese resident.

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

This discussion is based on the Internal Revenue Code of 1986, as amended, administrative pronouncements, judicial decisions and final, temporary and proposed United States Treasury regulations, as well as the double taxation treaty between Japan and the United States (the “Treaty”) all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. It is also based in part on representations by the Depositary and assumes that each obligation under the Deposit Agreement and any related agreement or undertaking will be performed in accordance with its terms.

In general, a U.S. Holder who owns ADSs will be treated as the owner of the underlying shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying shares represented by those ADSs.

The U.S. Treasury has expressed concern that parties to whom ADSs are released before shares are delivered to the depositary (“prerelease”), or intermediaries in the chain of ownership between holders and the issuer of the security underlying the ADSs, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of ADSs. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain noncorporate holders. Accordingly, the creditability of Japanese taxes, and the availability of the reduced tax rate for dividends received by certain noncorporate U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries.

U.S. Holders should consult their own tax advisors concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of shares or ADSs in their particular circumstances.

This discussion assumes that we are not, and will not become, a passive foreign investment company, as described below.

Taxation of Distributions

Distributions received by a U.S. Holder on shares or ADSs, including the amount of any Japanese taxes withheld, other than certain pro rata distributions of shares, will constitute foreign-source dividend income to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to a U.S. Holder as dividends. The amount of the dividends a U.S. Holder will be required to include in income will equal the U.S. dollar value of the yen dividend, calculated by reference to the exchange rate in effect on the date the payment is received by the holder, or in the case of ADSs, by the Depositary, regardless of whether the payment is converted into U.S. dollars on the date of receipt. If the dividend is converted into U.S. dollars on the date of receipt, the U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend payment. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. Any foreign currency gain or loss realized by a U.S. Holder on a sale or other disposition of yen will be U.S.-source ordinary income or loss. Corporate U.S. Holders will not be entitled to claim a dividends-received deduction with respect to our dividends. Subject to applicable limitations, and the discussion above regarding concerns expressed by the U.S. Treasury, dividends received from us by certain noncorporate U.S. Holders in their taxable years beginning before January 1, 2013 may be taxable at favorable rates, up to a maximum rate of 15%. Noncorporate U.S. Holders should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to be taxed at these favorable rates.

Subject to applicable restrictions and limitations that vary depending upon the U.S. Holder’s circumstances, Japanese taxes withheld from dividends on shares or ADSs (at a rate not exceeding the rate provided by the Treaty, in the case of a U.S. Holder who is eligible for the Treaty’s benefits) will be creditable against the holder’s U.S. federal income tax liability. Instead of claiming a credit, a U.S. Holder may elect to deduct such Japanese taxes in computing its taxable income, subject to generally applicable limitations. The limitation on foreign taxes eligible for credit is calculated separately with respect to two categories of income, passive income and general income. The rules governing foreign tax credits are complex. U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits and deductions in their particular circumstances.

Sale and Other Disposition of the Shares or ADSs

A U.S. Holder will generally recognize capital gain or loss on the sale or other disposition of shares or ADSs, which will be long-term capital gain or loss if the holder has held the shares or ADSs for more than one year. The amount of the U.S. Holder’s gain or loss will equal the difference between the amount realized on the sale or other disposition and the holder’s tax basis in the shares or ADSs, each as determined in U.S. dollars. The deductibility of capital losses is subject to limitations. Any gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes.

Passive Foreign Investment Company Rules

Based upon certain proposed Treasury regulations that are not yet in effect, but are generally proposed to become effective for taxable years beginning after December 31, 1994, we believe that we were not a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for our taxable year ended March 31, 2012. However, since PFIC status depends upon the composition of our income and assets and the market value of our assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any taxable year during which a U.S. Holder held shares, certain adverse U.S. federal income tax consequences could apply to the U.S. Holder.

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

10.F.    DIVIDENDS AND PAYING AGENTS

Not applicable.

10.G.    STATEMENT BY EXPERTS

Not applicable.

10.H.    DOCUMENTS ON DISPLAY

We are subject to the reporting requirements of the Securities Exchange Act of 1934. In accordance with these requirements, we file annual reports on Form 20-F and furnish periodic reports on Form 6-K with the SEC.

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

•

provide all necessary guidance to the Group companies to enable them to follow the Group-wide basic policies for risk management set forth by us and set up their own appropriate risk management systems; and

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

Integrated Risk Management

(1) Risk Capital-Based Management

In order to maintain a balance between risk and return, we employ a risk capital-based management method. We measure “risk capital” based on value at risk (“VaR”), and other specific measures such as uniform basic measures of credit, market and operational risks, taking into account the special characteristics of each type of risk and the business activities of each Group company.

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

(2) Stress Tests

In the current volatile business environment, stress tests are essential to analyze and estimate the effects of stress events brought about by the economic recession and market turbulence. When we establish the management plan, we implement stress tests based on multiple assumptions to analyze and estimate such effects on our financial condition.

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

On July 13, 2009, the Basel Committee approved a final package of measures to enhance certain elements of the Basel II framework, which has been implemented in Japan from the end of 2011.

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

At the Bank, our significant banking subsidiary, the Credit & Investment Planning Department within the Risk Management Unit is responsible for the comprehensive management of credit risk. This department drafts and administers credit policies, the internal rating system, credit authority guidelines, and credit application guidelines, and manages NPLs, including impaired loans, and other aspects of credit portfolio management. The department also cooperates with the Corporate Risk Management Department in quantifying credit risk (risk capital and risk-weighted assets) and controls the Bank’s entire credit risk. Further, the Credit Portfolio Management Department within the Credit & Investment Planning Department strives to stabilize the credit portfolio and manage the risk through credit derivatives, loan asset sales and other instruments.

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

Quantification of Credit Risk

Credit risk quantification refers to the process of estimating the degree of credit risk of a portfolio or individual loan taking into account not just the obligor’s probability of default (“PD”), but also the concentration of risk in a specific customer or industry and the loss impact of fluctuations in the value of collateral, such as real estate and securities.

Specifically, the PD by grade, loss given default (“LGD”) credit quality correlation among obligors, and other parameter values are estimated using the historical data of obligors and facilities stored in a database to calculate the credit risk. Then, based on these parameters, the Bank runs a simulation of simultaneous default using the Monte Carlo Simulation to calculate the Bank’s maximum loss exposure to the estimated amount of the maximum losses that may be incurred. Based on these quantitative results, the Bank allocates risk capital.

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

Controlling Concentration Risk

As the concentration of credit risk in an industry or a corporate group has the potential to substantially impair capital, the Bank’s Credit & Investment Planning Department sets guidelines for maximum loan amounts to prevent the excessive concentration of loans in an industry and to control large exposures to an individual company or a corporate group. Further, to manage country risk, the Credit Management Department of the International Banking Unit has credit limit guidelines based on each country’s creditworthiness.

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

Liquidity risk is the risk that there may be difficulties in raising funds needed for settlements, as a result of the mismatching of uses of funds and sources of funds or unexpected outflows of funds, which may make it necessary to raise funds at higher rates than normal. The purpose of liquidity risk management is to ensure that we are in a position to address its liquidity obligations through monitoring the liquidity gap between assets and liabilities, and maintaining highly liquid supplementary funding resources.

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

Additionally, at the Bank, the Corporate Risk Management Department manages market and liquidity risks in an integrated manner. The Corporate Risk Management Department is the planning department of the Risk Management Unit, which is independent of the business units that directly handle market transactions, and not only monitors the current risk situations but also reports regularly to the Management Committee and the board of directors. Furthermore, the Bank’s Asset Liability Management (“ALM”) Committee meets on a monthly basis to examine reports on the state of observance of the Bank’s limits on market and liquidity risks and to review and discuss the Bank’s ALM operations.

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

Market Risk Management Methods

Market Risk Management Process

We manage market risk from trading activities and non-trading activities, including strategic equity investment and other transactions within the risk capital limit, which is determined taking into account our shareholders’ equity and other principal indicators of our financial position. We also establish an upper limit on VaR and losses within the risk capital limits.

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

Market Risk Measurement Techniques—Value at Risk

The principal Group companies’ internal VaR model makes use of historical data to prepare scenarios for market fluctuations and, by conducting simulations of gains and losses, the model estimates the maximum losses that may occur. The VaR calculation method we employ for both trading and non-trading activities is based mainly on the following (after April 2011, VaR for strategic equity investment in non-trading activities is measured based on a one-year holding period and an observation period of ten years in order to appropriately calculate long-term profit and loss scenarios):

•	the historical simulation method;

•	a one-sided confidence interval of 99.0%;

•	a one-day holding period (a one-year holding period for strategic equity investment portfolio); and

•	an observation period of four years (ten years for strategic equity investment portfolio).

The relationship between the VaR calculated with the model and the actual profit and loss data is back-tested periodically. The back-testing results for the Group’s trading accounts during the fiscal year ended March 31, 2012 are shown below. A data point below the diagonal line indicates a loss in excess of the predicted VaR for that day; however, there were no significant excess losses as with the previous year. This demonstrates that the Group’s VaR model, with a one-sided confidence interval of 99.0%, is sufficiently reliable.

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

VaR summary for the Fiscal Years Ended March 31, 2012 and 2011

The following tables show our VaR by risk category and these figures are prepared based on the internal reporting provided to management.

Our material market risk exposure categories consist of interest rate risk, foreign exchange risk, equities and commodities risk and others. The section headed “VaR for Trading Activity” shows our VaR for instruments entered into for trading purposes and the VaR model for the trading book includes principal consolidated subsidiaries. The section headed “VaR for Non-Trading Activity” shows our VaR for instruments entered into for purposes other than trading purposes. “Strategic Equity Investment” in the “VaR for Non-Trading Activity” section is a portfolio that consists principally of publicly traded Japanese equities. This portfolio, like that of other financial institutions in Japan, has historically included shares of our customers.

VaR for Trading Activity

The aggregate VaR for our total trading activities at March 31, 2012 was ¥10.0 billion. VaR increased at March 31, 2012 compared with March 31, 2011 in the category of equities risk, primarily reflecting an increased position in equities.

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the fiscal year ended March 31, 2012:
SMBC Consolidated
Maximum	¥7.6	¥2.6	¥4.4	¥0.3	¥11.8
Minimum	3.4	0.4	0.6	0.2	5.4
Daily average	5.3	1.2	2.2	0.2	8.2
At March 31, 2012	4.9	0.6	4.0	0.2	9.3

SMFG Consolidated
Maximum	8.1	2.6	4.8	0.3	12.6
Minimum	3.8	0.5	0.8	0.2	5.9
Daily average	5.8	1.2	2.5	0.2	8.9
At March 31, 2012	5.4	0.6	4.1	0.2	10.0

(1)	Total for “Maximum,” “Minimum,” and “Daily average” represent the maximum, minimum and daily average of the total of the trading book. For certain subsidiaries, we employ the standardized method and/or the historical simulation method for the VaR calculation method.

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the fiscal year ended March 31, 2011:
SMBC Consolidated
Maximum	¥6.8	¥1.8	¥2.2	¥0.5	¥8.7
Minimum	3.7	0.4	0.5	0.2	5.4
Daily average	5.2	0.8	1.4	0.2	7.2
At March 31, 2011	4.5	0.7	1.4	0.2	6.5

SMFG Consolidated
Maximum	7.1	2.4	2.5	0.5	9.3
Minimum	3.9	0.5	0.7	0.2	5.8
Daily average	5.6	1.0	1.6	0.2	7.9
At March 31, 2011	4.7	0.8	1.5	0.2	6.8

(1)	Total for “Maximum,” “Minimum,” and “Daily average” represent the maximum, minimum and daily average of the total of the trading book. For certain subsidiaries, we employ the standardized method and/or the historical simulation method for the VaR calculation method.

VaR for Non-trading Activity

• Banking

The aggregate VaR for our total banking activities at March 31, 2012 was ¥32.1 billion. Most of this was composed of interest rate risk exposure based on the operations for the purpose of asset and liability management of the Bank. VaR decreased at March 31, 2012 compared with March 31, 2011 in the category of interest rate risk, primarily reflecting smaller market fluctuations caused by the recent lower level of interest rates.

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the fiscal year ended March 31, 2012:
SMBC Consolidated
Maximum	¥49.3	¥0.0	¥14.0	¥0.0	¥52.2
Minimum	27.9	0.0	7.8	0.0	31.0
Daily average	34.7	0.0	10.1	0.0	38.0
At March 31, 2012	28.7	0.0	10.2	0.0	31.3

SMFG Consolidated
Maximum	50.6	0.0	14.0	0.0	53.6
Minimum	28.6	0.0	7.8	0.0	31.8
Daily average	35.7	0.0	10.1	0.0	38.9
At March 31, 2012	29.4	0.0	10.2	0.0	32.1

(1)	Total for “Maximum,” “Minimum,” and “Daily average” represent the maximum, minimum and daily average of the total of the banking book.

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the fiscal year ended March 31, 2011:
SMBC Consolidated
Maximum	¥46.3	¥0.1	¥12.1	¥0.0	¥49.6
Minimum	25.0	0.0	6.1	0.0	28.8
Daily average	35.9	0.0	8.2	0.0	39.4
At March 31, 2011	44.2	0.0	8.6	0.0	47.4

SMFG Consolidated
Maximum	47.6	0.1	12.1	0.0	50.9
Minimum	25.9	0.0	6.1	0.0	29.7
Daily average	37.0	0.0	8.2	0.0	40.5
At March 31, 2011	45.5	0.0	8.6	0.0	48.6

(1)	Total for “Maximum,” “Minimum,” and “Daily average” represent the maximum, minimum and daily average of the total of the banking book.

• Strategic Equity Investment

The aggregate VaR for our strategic equity investment at March 31, 2012 was ¥897.9 billion, a decrease from ¥930.3 billion at March 31, 2011, due primarily to a decline in the fair value of the strategic equity investment portfolio.

Equities risk
(In billions)
For the fiscal year ended March 31, 2012:
SMBC Consolidated
Maximum	¥918.2
Minimum	696.0
Daily average	814.2
At March 31, 2012	873.0

SMFG Consolidated
Maximum	939.2
Minimum	712.5
Daily average	834.4
At March 31, 2012	897.9

Note:	After April 2011, VaR for strategic equity investment is measured based on a one-year holding period and an observation period of ten years in order to appropriately calculate long-term profit and loss scenarios. For comparison purpose, the aggregate VaR at March 31, 2011 is recalculated based on the VaR calculation method adopted at March 31, 2012. The recalculated aggregate VaR for the strategic equity investment at March 31, 2011 was ¥910.0 billion and ¥930.3 billion for SMBC Consolidated and SMFG Consolidated, respectively.

Equities risk
(In billions)
For the fiscal year ended March 31, 2011:
SMBC Consolidated
Maximum	¥127.4
Minimum	98.4
Daily average	111.4
At March 31, 2011	111.8

SMFG Consolidated
Maximum	129.7
Minimum	100.3
Daily average	113.8
At March 31, 2011	114.1

Note:	For the fiscal year ended March 31, 2011, VaR for strategic equity investment is measured based on a one-day holding period and an observation period of four years.

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

The limitations of the VaR methodology include the following:

•

The use of historical data as a proxy for estimating future events may underestimate the probability of extreme market movements. Past market movement is not necessarily a good indicator of future events;

•

The use of a holding period assumes that all positions can be liquidated or hedged in that period of time. This assumption does not fully capture the market risk arising during periods of illiquidity, when liquidation or hedging in that period of time may not be possible;

•	The use of a confidence level neither takes account of, nor makes any statement about, any losses that might occur beyond this level of confidence; and

•	VaR does not capture all of the complex effects of the risk factors on the value of positions and portfolios and could underestimate potential losses.

Additional Information for Certain Risks

Interest Rate Risk

To supplement the above limitations of VaR methodologies, the Group adopts various indices to measure and monitor the sensitivity of interest rates, including delta, gamma and vega risks. The Group considers BPV as one of the most significant indices to manage interest rate risk. BPV is the amount of change in the value to the banking and trading book as a result of a one-basis-point (0.01%) movement in interest rates. The principal Group companies use BPV to monitor interest rate risk, not only on a net basis, but also by term to prevent the concentration of interest rate risk in a specific period. The table “Basel II (Pillar 2)—Outlier Ratio” presented below is one of the sensitivity analyses for interest rate risk concerning the banking book using the BPV approach. In addition, as previously addressed, the Group enhances the risk management method of VaR and BPV by using them in combination with back-testing and stress tests.

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

Basel II (Pillar 2)—Outlier Ratio

A decline in economic value of the Bank on a consolidated basis as a result of a certain interest rate shock is measured as shown in the table based on the Outlier Framework of Basel II. At March 31, 2012, the outlier ratio was less than 2.6% at the Bank (Consolidated), substantially below the 20% criterion. In the event the economic value of a bank declines by more than 20% of the sum of Tier I and Tier II capital, or the outlier ratio, as a result of interest rate shocks, that bank would fall into the category of “outlier bank,” as stipulated under the Second Pillar of Basel II.

Decline in Economic Value Based on Outlier Framework

	At March 31,
	2012	2011
	(In billions, except percentages)
SMBC Consolidated
Total	¥240.2	¥696.5
Impact of yen interest rates	144.3	530.5
Impact of U.S. dollar interest rates	87.3	141.9
Impact of euro interest rates	1.3	16.0
Percentage of Tier I + Tier II	2.6%	7.8%

Note:	Decline in economic value is the decline of the present value of a banking portfolio after interest rate shocks (1st and 99th percentile of observed interest rate changes using a one-year holding period and five years of observables).

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

Liquidity Risk Management Methods

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

12.A.    DEBT SECURITIES

Not applicable.

12.B.     WARRANTS AND RIGHTS

Not applicable.

12.C.    OTHER SECURITIES

Not applicable.

12.D.    AMERICAN DEPOSITARY SHARES

Under the terms of the deposit agreement, an ADSs holder may have to pay the following service fees to the depositary:

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

•	the fees and expenses incurred by the depositary, the custodian or any nominee in connection with the servicing or delivery of deposited securities.

Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary and by the brokers (on behalf of their clients) delivering the ADSs to the depositary for cancellation. The brokers in turn charge these transaction fees to their clients.

Citibank, N.A., as depositary, has agreed to reimburse us annually for expenses related to the administration and maintenance of the depositary receipt facility, subject to certain criteria. For the fiscal year ended March 31, 2012, the depositary reimbursed us $100,000 as a portion of our ADS advertising expenses.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including Koichi Miyata, our President and Representative Director, and Tetsuya Kubo, our Representative Director, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) at March 31, 2012. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable, not absolute, assurance of achieving their control objectives. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based upon the evaluation referred to above, Mr. Miyata and Mr. Kubo concluded that the design and operation of our disclosure controls and procedures at March 31, 2012 were effective to provide reasonable assurance that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Our internal control over financial reporting includes those policies and procedures that:

(i)	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

(ii)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

(iii)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management evaluated the effectiveness of our internal control over financial reporting at March 31, 2012 based on the criteria established in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the evaluation, management has concluded that we maintained effective internal control over financial reporting at March 31, 2012.

The effectiveness of our internal control over financial reporting at March 31, 2012 has been audited by KPMG AZSA LLC, our independent registered public accounting firm, as stated in their report appearing on page F-4.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

We have determined at a meeting of our board of corporate auditors in July 2009 that Mr. Satoshi Itoh is an “audit committee financial expert” as defined in Item 16A. of Form 20-F and is “independent” as defined in the listing standards of the NYSE. Mr. Itoh, an outside corporate auditor under the Companies Act, has spent most of his career auditing Japanese corporations as a certified public accountant and was a special professor at Chuo University Graduate School of International Accounting from April 2002 to March 2007.

Item 16B.	Code of Ethics

We have adopted a code of ethics, which is comprised of internal rules included in our business ethics and compliance manual, each of which applies to all our directors, officers and other employees.

Our business ethics are commonly applicable principles of Corporate Social Responsibility (“CSR”) in which observance of the compliance system is regarded as very important. Our compliance manual sets forth the necessity of adherence to our management philosophy and code of conduct by our directors, officers and other employees, and the roles and responsibilities of our employees, compliance officers, Compliance Division and others in the event of a breach of the compliance rules.

This manual was created to identify, and to promote compliance by our directors, officers and other employees with relevant laws and regulations in conjunction with our management philosophy and code of conduct and compliance rules. This manual also sets forth the procedures regarding the handling of conflicts of interest for our directors and the promotion of conduct that meets our management philosophy and code of conduct and compliance rules for employees. For a detailed discussion of our management philosophy and code of conduct, see “Item 4.B. Business Overview—Management Philosophy.”

A copy of the sections of our business ethics and compliance manual equivalent to the “code of ethics” (as defined in paragraph (b) of Item 16B. of Form 20-F) is attached as Exhibit 11 to this annual report.

There were no material changes to the code of ethics during the fiscal year ended March 31, 2012. No waivers of the business ethics and compliance manual have been granted to any of our directors, officers or other employees, during the fiscal year ended March 31, 2012.

Item 16C.	Principal Accountant Fees and Services

Fees for Services Provided by KPMG AZSA LLC and its Affiliates

The aggregate fees billed by KPMG AZSA LLC (“KPMG”), our independent registered public accounting firm, and its affiliates, for the fiscal years ended March 31, 2012 and 2011 are presented in the following table:

	For the fiscal year ended March 31,
	2012	2011
	(In millions)
Audit fees(1)	¥3,678	¥3,606
Audit-related fees(2)	110	129
Tax fees(3)	102	106
All other fees(4)	31	9

Total	¥3,921	¥3,850

(1)	Audit fees primarily include fees for the audit of our and our subsidiaries’ annual financial statements and fees for the services that are normally provided in connection with our statutory and regulatory filings.
(2)	Audit-related fees primarily include fees for attestation and related services that are not reported under audit fees.
(3)	Tax fees primarily include fees for tax compliance, assistance with preparation of tax return filings and tax advisory services.
(4)	All other fees primarily include fees for advisory services for existing model assessment.

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

Pre-approval is granted by our board of corporate auditors prior to entering into the engagement. Additionally, if necessary, full-time corporate auditors may consider any case-by-case application for pre-approval on behalf of our board of corporate auditors prior to the next scheduled board meeting. Such pre-approvals made by full-time corporate auditors are reported to our board of corporate auditors at the next scheduled board meeting.

Fees approved pursuant to the procedures described in paragraph 2-01(c)(7)(i)(C) of Regulation S-X, which provides for an exception to the general requirement for pre-approval in certain circumstances, were approximately 0.4% of the total fees for the fiscal year ended March 31, 2011, and none for the fiscal year ended March 31, 2012.

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

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth purchases of our common stock by us and our affiliated purchasers during the fiscal year ended March 31, 2012:

	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs
April 1 to April 30, 2011	1,030	¥2,538	—	—
May 1 to May 31, 2011	372,303	2,876	—	—
June 1 to June 30, 2011	1,680	2,326	—	—
July 1 to July 31, 2011	3,021	2,492	—	—
August 1 to August 31, 2011	2,053	2,344
September 1 to September 30, 2011	1,505	2,154	—	—
October 1 to October 31, 2011	1,824	2,127	—	—
November 1 to November 30, 2011	1,173	2,122	—	—
December 1 to December 31, 2011	17,101,980	2,197	17,099,700	5,900,300
January 1 to January 31, 2012	5,620,329	2,215	5,618,400	23,224,900
February 1 to February 29, 2012	11,861,187	2,585	11,858,500	11,084,500
March 1 to March 31, 2012	11,087,523	2,781	11,084,500	—

Total	46,055,608	¥2,445	45,661,100	—

(1)	A total of 394,508 shares were purchased other than through a publicly announced plan or program during the fiscal year ended March 31, 2012, due to purchases of our shares by certain subsidiaries in connection with the share exchange to make Cedyna our wholly owned consolidated subsidiary, or our purchases of shares constituting less than one unit from registered holders of such shares at the current market prices of those shares.
(2)	On November 14, 2011, our board of directors resolved to repurchase some shares of our common stock to be delivered to the shareholders of SMBC Consumer Finance, formerly known as Promise, as consideration in the share exchange that made SMBC Consumer Finance our wholly owned subsidiary. Concurrently, we also announced that we would acquire up to 23,000,000 shares of our stock to be delivered or the number of our shares obtainable with a maximum aggregate purchase price of ¥50,000,000,000, through market purchases based on the discretionary dealing contract regarding repurchase of shares from December 2, 2011 to January 20, 2012.
Pursuant to this resolution, we acquired 22,718,100 shares of our common stock for an aggregate purchase price of ¥49,999,892,841 and concluded such acquisitions on January 16, 2012 because the aggregate purchase price reached nearly ¥50,000,000,000.
(3)	On January 30, 2012, our board of directors resolved to repurchase the remaining shares of our common stock to be delivered to the shareholders of Promise in connection with the share exchange mentioned in note (2). We thus concurrently announced that we would acquire up to 22,943,000 shares of our stock to be delivered or the number of our shares obtainable with a maximum aggregate purchase price of ¥80,000,000,000, through market purchases based on the discretionary dealing contract regarding repurchase of shares from January 31, 2012 to March 23, 2012.
Pursuant to this resolution, on March 23, 2012 we concluded our acquisition of an additional 22,943,100 shares of our common stock for an aggregate purchase price of ¥61,457,908,844.

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

Foreign private issuers listed on the NYSE are required to provide to their U.S. investors a brief, general summary of the significant differences of corporate governance practices that differ from U.S. companies under NYSE listing standards. The following is a summary of the significant ways in which our corporate governance practices differ from NYSE standards followed by U.S. companies:

•

U.S. companies listed on the NYSE are required to have an audit committee composed entirely of independent directors. Under the Companies Act of Japan, we are required to have a corporate governance system based on either (i) a board of corporate auditors or (ii) committees. We adopt a corporate governance system based on a board of corporate auditors. The basic function of the board of corporate auditors is similar to that of independent directors, including those who are members of the audit committee, of a NYSE-listed U.S. company, i.e., to monitor the performance of the directors and review and express opinions on the method of auditing by the independent registered public accounting firm and on such accounting firm’s audit reports for the protection of the company’s shareholders. Under the Companies Act, we are required to have at least half of our corporate auditors be outside corporate auditors who meet the independence requirements under the Companies Act. Currently, three of our six corporate auditors are outside corporate auditors that meet such independence requirements. In addition, none of the corporate auditors may at the same time be directors, managers or employees of the company or any of its subsidiaries, or accounting participants or executive officers of such subsidiaries. While the Companies Act does not require corporate auditors to have expertise in accounting or other special knowledge and experience, one of our corporate auditors is a certified public accountant in Japan. We rely on an exemption from the audit committee requirements imposed by Rule 10A-3 of the Securities Exchange Act of 1934, which is available to foreign private issuers with a board of auditors (or similar body) meeting specified criteria. With respect to our board of corporate auditors, the criteria that we meet include the following:

•

responsible, to the extent permitted by law, for the appointment, retention and supervision of the work of an independent registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attestation services for us;

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

•

A NYSE-listed U.S. company is required to have a nominating/corporate governance committee and a compensation committee, all of which must be composed entirely of independent directors. While we, a company which has corporate auditors, are not required to establish a nominating committee or a compensation committee under the Companies Act, we voluntarily established similar committees, each with six members, three of which are outside directors, to advise the board of directors on these matters in order to ensure transparency and impartiality in matters of personnel decisions affecting the board of directors and directors’ compensation.

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

•

A NYSE-listed U.S. company must generally obtain shareholder approval with respect to any equity compensation plan, subject to limited exemptions. Under the Companies Act of Japan, the adoption of an equity compensation plan including stock option-based plans for directors and corporate auditors requires shareholder approval. In order to issue stock options, a public company such as us must obtain the approval of its board of directors, unless stock options are granted on preferential terms to the recipient, in which case it must obtain shareholder approval by a “special resolution” of a general meeting of shareholders. Under our articles of incorporation, the quorum for such a special resolution of our shareholders is at least one-third of the total number of voting rights of all of shareholders, and approval by at least two-thirds of the number of voting rights represented at the meeting is required.

We obtained shareholder approval at our June 2010 general meeting of shareholders to introduce stock compensation-type stock options to our directors and corporate auditors. Under the terms resolved at the meeting we may issue stock options to our directors and corporate auditors as part of their remuneration upon the approval of our board of directors unless stock options are issued on preferential terms to the recipient. For additional information, see “Item 6.E. Share Ownership.”

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

We have responded to Item 18 in lieu of this item.

Item 18.	Financial Statements

The information required by this item is set forth in our consolidated financial statements starting on page F-1 of this annual report.

Item 19.	Exhibits

We have filed the following documents as exhibits to this document:

Exhibit 1.1	Articles of Incorporation of Sumitomo Mitsui Financial Group, Inc., incorporated by reference from our registration statement on Form 20-F (Commission file number 001-34919) filed on October 20, 2010

Exhibit 1.2	Regulations of Board of Directors of Sumitomo Mitsui Financial Group, Inc., incorporated by reference from our registration statement on Form 20-F (Commission file number 001-34919) filed on October 20, 2010

Exhibit 1.3	Share Handling Regulations of Sumitomo Mitsui Financial Group, Inc., as amended on April 1, 2012

Exhibit 2.1	Form of Deposit Agreement among the registrant, Citibank, N.A., as Depositary, and all owners and holders from time to time of American Depositary Shares issued thereunder, incorporated by reference from our registration statement on Form 20-F (Commission file number 001-34919) filed on October 20, 2010

Exhibit 8	List of subsidiaries of Sumitomo Mitsui Financial Group, Inc., at March 31, 2012

Exhibit 11	Code of Ethics of Sumitomo Mitsui Financial Group, Inc., incorporated by reference from our annual report on Form 20-F (File No. 001-34919) filed on July 29, 2011

Exhibit 12.1	CEO Certification Required by Rule 13a-14(a) (17 CFR 240.13a-14(a))

Exhibit 12.2	CFO Certification Required by Rule 13a-14(a) (17 CFR 240.13a-14(a))

Exhibit 13.1	Certification Required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

Exhibit 13.2	Certification Required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

We have not included as exhibits certain instruments with respect to our long-term debt. The total amount of our long-term debt securities or that of our subsidiaries, authorized under any instrument does not exceed 10% of our total assets. We hereby agree to furnish to the SEC, upon its request, a copy of any instrument defining the rights of holders of our long-term debt or that of our subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Koichi Miyata
	Name:	Koichi Miyata
	Title:	President and Representative Director

Date: July 23, 2012

SELECTED STATISTICAL DATA

I.	Distribution of Assets, Liabilities and Equity; Interest Rates and Interest Differential

Average Statements of Financial Positions, Interest and Average Rates

The following table shows the average balances of the SMFG Group’s statement of financial positions items and related interest and average interest rates for the fiscal years ended March 31, 2012, 2011 and 2010. Average balances are generally based on a daily average. Weekly, month-end or quarter-end averages are used for certain average balances where it is not practical to obtain the applicable daily averages. The average balances determined by such methods are considered to be representative of the SMFG Group’s operations. The allocation of amounts between domestic and foreign is based on the location of the office.

	For the fiscal year ended March 31,
	2012			2011			2010
	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate
	(In millions, except percentages)
Interest-earning assets:
Interest-earning deposits with other banks:
Domestic offices	¥292,043	¥1,602	0.55%	¥298,557	¥1,144	0.38%	¥222,757	¥1,005	0.45%
Foreign offices	3,626,677	26,557	0.73%	2,224,887	17,324	0.78%	2,054,195	13,591	0.66%

Total	3,918,720	28,159	0.72%	2,523,444	18,468	0.73%	2,276,952	14,596	0.64%

Call loans and bills bought:
Domestic offices	346,962	2,081	0.60%	361,438	2,252	0.62%	347,177	2,500	0.72%
Foreign offices	832,860	12,269	1.47%	802,633	7,022	0.87%	819,819	4,952	0.60%

Total	1,179,822	14,350	1.22%	1,164,071	9,274	0.80%	1,166,996	7,452	0.64%

Reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	4,123,424	9,072	0.22%	4,467,165	11,271	0.25%	2,509,461	8,634	0.34%
Foreign offices	200,641	6,047	3.01%	76,189	2,375	3.12%	24,899	802	3.22%

Total	4,324,065	15,119	0.35%	4,543,354	13,646	0.30%	2,534,360	9,436	0.37%

Trading assets(1):
Domestic offices	4,342,210	29,747	0.69%	4,218,883	35,268	0.84%	1,954,014	7,270	0.37%
Foreign offices	75,359	1,680	2.23%	114,134	2,262	1.98%	103,244	1,780	1.72%

Total	4,417,569	31,427	0.71%	4,333,017	37,530	0.87%	2,057,258	9,050	0.44%

Financial assets at fair value through profit or loss(2):
Domestic offices	2,010,408	4,165	0.21%	1,984,458	5,798	0.29%	1,990,261	11,664	0.59%

Held-to-maturity investments(3):
Domestic offices	4,818,061	37,895	0.79%	3,709,853	32,629	0.88%	2,830,378	28,784	1.02%

Available-for-sale financial assets(3):
Domestic offices	23,307,399	83,223	0.36%	19,297,268	103,026	0.53%	13,561,413	104,254	0.77%
Foreign offices	1,001,531	16,835	1.68%	1,229,769	19,076	1.55%	1,120,526	17,819	1.59%

Total	24,308,930	100,058	0.41%	20,527,037	122,102	0.59%	14,681,939	122,073	0.83%

Loans and advances(4):
Domestic offices	62,286,915	1,224,234	1.97%	63,761,723	1,282,041	2.01%	64,768,749	1,317,068	2.03%
Foreign offices	11,618,471	290,516	2.50%	9,702,902	242,021	2.49%	10,451,249	266,638	2.55%

Total	73,905,386	1,514,750	2.05%	73,464,625	1,524,062	2.07%	75,219,998	1,583,706	2.11%

Total interest-earning assets:
Domestic offices	101,527,422	1,392,019	1.37%	98,099,345	1,473,429	1.50%	88,184,210	1,481,179	1.68%
Foreign offices	17,355,539	353,904	2.04%	14,150,514	290,080	2.05%	14,573,932	305,582	2.10%

Total	118,882,961	1,745,923	1.47%	112,249,859	1,763,509	1.57%	102,758,142	1,786,761	1.74%

Non-interest-earning assets:
Cash and due from banks	3,139,966			2,416,670			2,228,009
Other non-interest-earning assets	14,500,755			14,975,785			20,334,857
Allowance for loan losses	(1,476,293)			(1,548,825)			(1,635,248)

Total non-interest-earning assets	16,164,428			15,843,630			20,927,618

Total assets	¥135,047,389			¥128,093,489			¥123,685,760

Total assets attributable to foreign offices	15.1%			13.0%			14.2%

	For the fiscal year ended March 31,
	2012			2011			2010
	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate
	(In millions, except percentages)
Interest-bearing liabilities:
Deposits:
Domestic offices	¥69,331,354	¥61,690	0.09%	¥67,912,936	¥78,529	0.12%	¥65,150,510	¥119,055	0.18%
Foreign offices	9,819,810	67,773	0.69%	8,351,047	55,955	0.67%	8,916,248	54,319	0.61%

Total	79,151,164	129,463	0.16%	76,263,983	134,484	0.18%	74,066,758	173,374	0.23%

Call money and bills sold:
Domestic offices	1,434,363	1,564	0.11%	1,613,628	2,166	0.13%	1,857,443	2,855	0.15%
Foreign offices	379,093	1,999	0.53%	334,514	1,672	0.50%	1,207,668	3,392	0.28%

Total	1,813,456	3,563	0.20%	1,948,142	3,838	0.20%	3,065,111	6,247	0.20%

Repurchase agreements and cash collateral on securities lent:
Domestic offices	4,908,276	7,901	0.16%	5,074,570	9,421	0.19%	3,472,016	6,843	0.20%
Foreign offices	649,143	2,665	0.41%	602,510	2,183	0.36%	365,884	703	0.19%

Total	5,557,419	10,566	0.19%	5,677,080	11,604	0.20%	3,837,900	7,546	0.20%

Trading liabilities(1):
Domestic offices	1,887,066	20,382	1.08%	1,909,663	22,653	1.19%	546,183	3,095	0.57%
Foreign offices	4,728	85	1.80%	3,801	76	2.00%	470	12	2.55%

Total	1,891,794	20,467	1.08%	1,913,464	22,729	1.19%	546,653	3,107	0.57%

Borrowings:
Domestic offices	10,904,124	66,414	0.61%	8,600,247	70,713	0.82%	6,066,674	60,837	1.00%
Foreign offices	347,165	17,076	4.92%	451,803	14,762	3.27%	471,182	18,467	3.92%

Total	11,251,289	83,490	0.74%	9,052,050	85,475	0.94%	6,537,856	79,304	1.21%

Debt securities in issue:
Domestic offices	5,336,930	77,083	1.44%	4,873,726	65,834	1.35%	4,783,157	67,785	1.42%
Foreign offices	820,798	8,712	1.06%	595,205	9,110	1.53%	431,283	10,543	2.44%

Total	6,157,728	85,795	1.39%	5,468,931	74,944	1.37%	5,214,440	78,328	1.50%

Other interest-bearing liabilities:
Domestic offices	73,821	672	0.91%	72,261	635	0.88%	83,198	1,977	2.38%
Foreign offices	3,508	82	2.34%	4,147	76	1.83%	4,518	34	0.75%

Total	77,329	754	0.98%	76,408	711	0.93%	87,716	2,011	2.29%

Total interest-bearing liabilities:
Domestic offices	93,875,934	235,706	0.25%	90,057,031	249,951	0.28%	81,959,181	262,447	0.32%
Foreign offices	12,024,245	98,392	0.82%	10,343,027	83,834	0.81%	11,397,253	87,470	0.77%

Total	105,900,179	334,098	0.32%	100,400,058	333,785	0.33%	93,356,434	349,917	0.37%

Non-interest-bearing liabilities	21,882,381			20,092,929			24,775,374
Total equity	7,264,829			7,600,502			5,553,952

Total equity and liabilities	¥135,047,389			¥128,093,489			¥123,685,760

Total liabilities attributable to foreign offices	11.8%			10.8%			12.1%
Net interest income and interest rate spread		¥1,411,825	1.15%		¥1,429,724	1.24%		¥1,436,844	1.37%

Net interest income as a percentage of total interest-earning assets			1.19%			1.27%			1.40%

(1)	The net amount of interest income on trading assets and interest expense on trading liabilities is reported as net trading income in our consolidated income statement.
(2)	Interest income on financial assets at fair value through profit or loss is reported in net income from financial assets at fair value through profit or loss in our consolidated income statement.
(3)	Taxable investment securities and non-taxable investment securities are not disclosed separately because the aggregate effect of these average balances and interest income would not be material. In addition, the yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect of such calculation would not be material.
(4)	Loans and advances include impaired loans and advances. The amortized portion of net loan origination fees is included in interest income on loans and advances.

Analysis of Net Interest Income

The following table shows the changes to the SMFG Group’s net interest income attributable to changes in the volume and changes in the rates for the fiscal year ended March 31, 2012 compared to the fiscal year ended March 31, 2011 and for the fiscal year ended March 31, 2011 compared to the fiscal year ended March 31, 2010.

Changes attributable to the combined impact of changes in the rates and the volume have been allocated proportionately to the changes in the volume and changes in the rates.

	Fiscal year ended March 31, 2012 compared to fiscal year ended March 31, 2011 Increase / (decrease)			Fiscal year ended March 31, 2011 compared to fiscal year ended March 31, 2010 Increase / (decrease)
	Volume	Rate	Net change	Volume	Rate	Net change
	(In millions)
Interest income:
Interest-earning deposits with other banks:
Domestic offices	¥(25)	¥483	¥458	¥305	¥(166)	¥139
Foreign offices	10,298	(1,065)	9,233	1,193	2,540	3,733

Total	10,273	(582)	9,691	1,498	2,374	3,872

Call loans and bills bought:
Domestic offices	(88)	(83)	(171)	99	(347)	(248)
Foreign offices	272	4,975	5,247	(106)	2,176	2,070

Total	184	4,892	5,076	(7)	1,829	1,822

Reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	(819)	(1,380)	(2,199)	5,372	(2,735)	2,637
Foreign offices	3,749	(77)	3,672	1,601	(28)	1,573

Total	2,930	(1,457)	1,473	6,973	(2,763)	4,210

Trading assets:
Domestic offices	1,010	(6,531)	(5,521)	13,509	14,489	27,998
Foreign offices	(838)	256	(582)	199	283	482

Total	172	(6,275)	(6,103)	13,708	14,772	28,480

Financial assets at fair value through profit or loss:
Domestic offices	74	(1,707)	(1,633)	(34)	(5,832)	(5,866)

Held-to-maturity investments:
Domestic offices	9,009	(3,743)	5,266	8,104	(4,259)	3,845

Available-for-sale financial assets:
Domestic offices	18,573	(38,376)	(19,803)	36,198	(37,426)	(1,228)
Foreign offices	(3,742)	1,501	(2,241)	1,702	(445)	1,257

Total	14,831	(36,875)	(22,044)	37,900	(37,871)	29

Loans and advances:
Domestic offices	(29,327)	(28,480)	(57,807)	(20,342)	(14,685)	(35,027)
Foreign offices	47,885	610	48,495	(18,749)	(5,868)	(24,617)

Total	18,558	(27,870)	(9,312)	(39,091)	(20,553)	(59,644)

Total interest income:
Domestic offices	(1,593)	(79,817)	(81,410)	43,211	(50,961)	(7,750)
Foreign offices	57,624	6,200	63,824	(14,160)	(1,342)	(15,502)

Total	¥56,031	¥(73,617)	¥(17,586)	¥29,051	¥(52,303)	¥(23,252)

	Fiscal year ended March 31, 2012 compared to fiscal year ended March 31, 2011 Increase / (decrease)			Fiscal year ended March 31, 2011 compared to fiscal year ended March 31, 2010 Increase / (decrease)
	Volume	Rate	Net change	Volume	Rate	Net change
	(In millions)
Interest expense:
Deposits:
Domestic offices	¥1,669	¥(18,508)	¥(16,839)	¥4,858	¥(45,384)	¥(40,526)
Foreign offices	10,092	1,726	11,818	(3,577)	5,213	1,636

Total	11,761	(16,782)	(5,021)	1,281	(40,171)	(38,890)

Call money and bills sold:
Domestic offices	(218)	(384)	(602)	(348)	(341)	(689)
Foreign offices	232	95	327	(3,373)	1,653	(1,720)

Total	14	(289)	(275)	(3,721)	1,312	(2,409)

Repurchase agreements and cash collateral on securities lent:
Domestic offices	(307)	(1,213)	(1,520)	3,053	(475)	2,578
Foreign offices	176	306	482	624	856	1,480

Total	(131)	(907)	(1,038)	3,677	381	4,058

Trading liabilities:
Domestic offices	(266)	(2,005)	(2,271)	13,626	5,932	19,558
Foreign offices	17	(8)	9	67	(3)	64

Total	(249)	(2,013)	(2,262)	13,693	5,929	19,622

Borrowings:
Domestic offices	16,418	(20,717)	(4,299)	22,183	(12,307)	9,876
Foreign offices	(3,965)	6,279	2,314	(734)	(2,971)	(3,705)

Total	12,453	(14,438)	(1,985)	21,449	(15,278)	6,171

Debt securities in issue:
Domestic offices	6,498	4,751	11,249	1,266	(3,217)	(1,951)
Foreign offices	2,866	(3,264)	(398)	3,252	(4,685)	(1,433)

Total	9,364	1,487	10,851	4,518	(7,902)	(3,384)

Other interest-bearing liabilities:
Domestic offices	14	23	37	(232)	(1,110)	(1,342)
Foreign offices	(13)	19	6	(3)	45	42

Total	1	42	43	(235)	(1,065)	(1,300)

Total interest expense:
Domestic offices	23,808	(38,053)	(14,245)	44,406	(56,902)	(12,496)
Foreign offices	9,405	5,153	14,558	(3,744)	108	(3,636)

Total	33,213	(32,900)	313	40,662	(56,794)	(16,132)

Net interest income:
Domestic offices	(25,401)	(41,764)	(67,165)	(1,195)	5,941	4,746
Foreign offices	48,219	1,047	49,266	(10,416)	(1,450)	(11,866)

Total	¥22,818	¥(40,717)	¥(17,899)	¥(11,611)	¥4,491	¥(7,120)

II.	Investment Portfolio

The information as to the value of held-to-maturity investments and available-for-sale financial assets at March 31, 2012, 2011 and 2010 is presented on Item 5.A. Operating Results—Investment Securities.

The following table shows the book values, maturities and weighted average yields of held-to-maturity investments and available-for-sale financial assets, excluding equity instruments, at March 31, 2012. Weighted average yields are calculated based on amortized cost. Yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect of such a calculation would not be material.

	Not later than one year		Later than one year and not later than five years		Later than five years and not later than ten years		Later than ten years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(In millions, except percentages)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥209,708	1.11%	¥4,476,091	0.67%	¥171,297	1.35%	¥—	—	¥4,857,096	0.71%
Japanese municipal bonds	16,794	0.84%	160,938	1.00%	—	—	—	—	177,732	0.99%
Japanese corporate bonds	82,217	1.22%	148,705	1.30%	11,518	1.50%	—	—	242,440	1.28%
Other debt instruments	—	—	—	—	—	—	—	—	—	—

Total domestic	308,719	1.13%	4,785,734	0.70%	182,815	1.36%	—	—	5,277,268	0.74%

Foreign:
U.S. Treasury government and other U.S. government agencies bonds	—	—	—	—	—	—	—	—	—	—
Other governments and official institutions bonds	—	—	—	—	—	—	—	—	—	—
Other debt instruments	—	—	—	—	—	—	—	—	—	—

Total foreign	—	—	—	—	—	—	—	—	—	—

Total	¥308,719	1.13%	¥4,785,734	0.70%	¥182,815	1.36%	¥—	—	¥5,277,268	0.74%

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥7,132,934	0.13%	¥14,873,380	0.24%	¥523,979	0.71%	¥—	—	¥22,530,293	0.22%
Japanese municipal bonds	41,296	0.96%	241,785	0.58%	14,687	0.69%	47	1.96%	297,815	0.64%
Japanese corporate bonds	63,888	0.82%	280,815	0.67%	37,260	2.45%	—	—	381,963	0.86%
Other debt instruments	117,045	0.00%	—	—	—	—	—	—	117,045	0.00%

Total domestic	7,355,163	0.14%	15,395,980	0.25%	575,926	0.83%	47	1.96%	23,327,116	0.23%

Foreign:
U.S. Treasury and other U.S. government agencies bonds	30,318	0.00%	4,188,659	0.60%	185,792	1.94%	—	—	4,404,769	0.65%
Other governments and official institutions bonds	359,283	1.73%	178,508	3.13%	384	3.22%	—	—	538,175	2.19%
Mortgage-backed securities	—	—	192	0.00%	—	—	330,879	3.32%	331,071	3.31%
Other debt instruments	67,948	1.11%	180,128	2.32%	8,723	4.30%	—	—	256,799	2.06%

Total foreign	457,549	1.52%	4,547,487	0.77%	194,899	2.04%	330,879	3.32%	5,530,814	1.03%

Total	¥7,812,712	0.22%	¥19,943,467	0.37%	¥770,825	1.14%	¥330,926	3.32%	¥28,857,930	0.38%

Excluding U.S. Treasury and other U.S. government agencies bonds and Japanese government bonds, there are no investments in any individual issuers held in the SMFG Group’s investment portfolio which exceeded 10% of shareholders’ equity in the consolidated statement of financial position at March 31, 2012.

III.	Loan Portfolio

The following table shows our outstanding loans and advances by the domicile and industry type of the borrowers at March 31, 2012, 2011, 2010, 2009 and 2008. The classification of loans and advances by industry is based on the industry segment loan classification as defined by the Bank of Japan for regulatory reporting purposes.

	At March 31,
	2012	2011	2010	2009	2008
	(In millions)
Domestic:
Manufacturing	¥8,462,004	¥8,344,261	¥8,428,854	¥8,836,291	¥7,555,462
Agriculture, forestry, fisheries and mining	152,128	162,727	162,879	163,647	259,803
Construction	1,284,882	1,327,475	1,492,690	1,716,567	1,815,201
Transportation, communications and public enterprises	4,414,102	4,036,780	3,519,279	3,606,748	3,244,752
Wholesale and retail	5,480,393	5,616,084	5,552,637	6,201,520	6,350,694
Finance and insurance	2,170,776	2,568,670	3,431,882	3,613,653	3,582,845
Real estate and goods rental and leasing	7,982,741	8,281,048	8,751,450	9,264,523	9,393,149
Services	4,076,818	4,316,724	4,644,737	4,947,995	5,141,719
Municipalities	1,234,355	1,440,167	1,346,611	1,274,196	1,086,548
Lease financing	2,056,972	2,205,451	2,320,651	2,562,727	2,658,423
Consumer(1)	19,185,574	18,552,987	17,544,284	16,377,870	15,733,316
Others	4,155,960	4,378,791	5,137,721	5,446,206	5,077,704

Total domestic	60,656,705	61,231,165	62,333,675	64,011,943	61,899,616

Foreign:
Public sector	130,426	83,109	147,115	82,598	115,942
Financial institutions	2,012,751	1,794,794	2,031,812	1,812,218	1,897,715
Commerce and industry	10,364,685	8,949,629	8,161,198	9,282,120	8,283,544
Lease financing	191,966	172,361	205,547	239,728	227,508
Others	706,175	528,847	442,225	1,017,223	830,568

Total foreign	13,406,003	11,528,740	10,987,897	12,433,887	11,355,277

Gross loans and advances	74,062,708	72,759,905	73,321,572	76,445,830	73,254,893
Adjust: Unearned income, unamortized premiums-net and deferred loan fees-net	(144,731)	(152,443)	(153,889)	(176,906)	(176,387)
Less: Allowance for loan losses	(1,381,164)	(1,587,133)	(1,533,555)	(1,599,630)	(1,094,226)

Net loans and advances	¥72,536,813	¥71,020,329	¥71,634,128	¥74,669,294	¥71,984,280

(1)	The balance in Consumer mainly consists of housing loans. The housing loan balances amounted to ¥14,574,702 million, ¥14,577,945 million, ¥14,436,921 million, ¥13,577,902 million and ¥13,067,503 million at March 31, 2012, 2011, 2010, 2009 and 2008, respectively.

Maturities and Sensitivities of Loans and Advances to Changes in Interest Rates

The following table shows the maturities of loans and advances by the domicile and industry type of the borrower at March 31, 2012.

	Maturity
	Not later than one year	Later than one year and not later than five years	Later than five years	Total
	(In millions)
Domestic:
Manufacturing	¥5,043,885	¥2,732,427	¥685,692	¥8,462,004
Agriculture, forestry, fisheries and mining	88,073	30,401	33,654	152,128
Construction	740,152	389,024	155,706	1,284,882
Transportation, communications and public enterprises	1,375,711	2,024,705	1,013,686	4,414,102
Wholesale and retail	3,381,405	1,619,893	479,095	5,480,393
Finance and insurance	1,402,920	597,053	170,803	2,170,776
Real estate and goods rental and leasing	2,364,743	3,924,607	1,693,391	7,982,741
Services	1,461,652	1,598,479	1,016,687	4,076,818
Municipalities	194,868	566,970	472,517	1,234,355
Lease financing	704,220	1,191,262	161,490	2,056,972
Consumer	3,309,881	4,087,433	11,788,260	19,185,574
Others	938,112	1,005,596	2,212,252	4,155,960

Total domestic	21,005,622	19,767,850	19,883,233	60,656,705

Foreign:
Public sector	14,980	41,315	74,131	130,426
Financial institutions	918,048	780,674	314,029	2,012,751
Commerce and industry	3,409,756	4,676,659	2,278,270	10,364,685
Lease financing	21,306	87,971	82,689	191,966
Others	277,491	334,184	94,500	706,175

Total foreign	4,641,581	5,920,803	2,843,619	13,406,003

Total	¥25,647,203	¥25,688,653	¥22,726,852	¥74,062,708

The above loans and advances due after one year which had predetermined interest rates and floating or adjustable interest rates at March 31, 2012 are shown below:

	Domestic	Foreign	Total
	(In millions)
Predetermined rate	¥11,948,165	¥862,880	¥12,811,045
Floating or adjustable rate	27,702,918	7,901,542	35,604,460

Total	¥39,651,083	¥8,764,422	¥48,415,505

Impaired Loans and Advances

The SMFG Group’s credit risk elements analyzed by categories for loans and advances differ from those required by the U.S. Securities and Exchange Commission. The SMFG Group’s impaired loans and advances are comprised of “potentially bankrupt, effectively bankrupt and bankrupt (loans and advances),” “past due three months or more (loans),” “restructured (loans)” and “other impaired (loans and advances).” “Potentially bankrupt, effectively bankrupt and bankrupt (loans and advances)” comprises of loans and advances to the borrowers that are perceived to have a high risk of falling into bankruptcy, may not have been legally or formally declared bankrupt but are essentially bankrupt, or have been legally or formally declared bankrupt. Loans classified as “past due three months or more (loans)” represent those loans that are three months or more past due as to principal or interest, other than those loans to borrowers who are potentially bankrupt, effectively bankrupt and bankrupt. The category “restructured (loans)” comprises of loans not included above for which the terms of the loans have been modified to grant concessions because of problems with the borrower. “Other impaired (loans and advances)” represent impaired loans and advances, which are not included in “potentially bankrupt, effectively bankrupt and bankrupt (loans and advances),” “past due three months or more (loans),” or “restructured (loans),” but for which information about credit problems cause management to classify them as impaired loans and advances. All loans and advances for which management has serious doubts about the ability of the borrowers to comply in the near future with the repayment terms are included in impaired loans and advances.

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

The following table shows the distribution of impaired loans and advances by “potentially bankrupt, effectively bankrupt and bankrupt (loans and advances),” “past due three months or more (loans),” “restructured (loans),” and “other impaired (loans and advances)” at March 31, 2012, 2011, 2010, 2009 and 2008 by the domicile and industry type of the borrowers.

	At March 31,
	2012	2011	2010	2009	2008
	(In millions)
Potentially bankrupt, effectively bankrupt and bankrupt (loans and advances):
Domestic:
Manufacturing	¥187,982	¥211,597	¥180,642	¥164,736	¥92,741
Agriculture, forestry, fisheries and mining	5,295	6,635	7,014	4,842	1,424
Construction	118,413	120,696	125,674	141,581	88,436
Transportation, communications and public enterprises	68,768	59,775	78,726	64,451	62,950
Wholesale and retail	225,399	243,346	233,124	217,549	181,170
Finance and insurance	13,350	11,496	30,287	53,776	21,823
Real estate and goods rental and leasing	499,485	534,596	622,944	566,916	188,899
Services	213,142	249,093	260,917	227,103	200,822
Lease financing	10,742	27,716	52,648	45,379	31,753
Consumer	312,181	297,732	242,106	214,620	193,801
Others	67,174	55,909	62,351	61,663	49,464

Total domestic	1,721,931	1,818,591	1,896,433	1,762,616	1,113,283

Foreign:
Public sector	14	14	4,564	13	13
Financial institutions	19,383	42,350	36,381	64,827	34,291
Commerce and industry	162,509	128,534	135,958	165,772	26,065
Lease financing	4,140	5,037	33	3,151	6,693
Others	3,019	3,831	15,901	6,617	5,564

Total foreign	189,065	179,766	192,837	240,380	72,626

Total	1,910,996	1,998,357	2,089,270	2,002,996	1,185,909

Past due three months or more (loans):
Domestic	32,069	40,699	28,434	31,012	36,646
Foreign	1,130	1,336	635	11,045	1,139

Total	33,199	42,035	29,069	42,057	37,785

Restructured (loans):
Domestic	390,060	296,751	127,392	160,658	259,525
Foreign	24,644	59,296	37,007	7,940	32,923

Total	414,704	356,047	164,399	168,598	292,448

Other impaired (loans and advances):
Domestic	255,615	252,457	158,653	121,971	181,835
Foreign	2,588	527	1,760	6,069	5,667

Total	258,203	252,984	160,413	128,040	187,502

Gross impaired loans and advances	2,617,102	2,649,423	2,443,151	2,341,691	1,703,644

Less: Allowance for loan losses	(1,234,299)	(1,395,659)	(1,282,610)	(1,204,091)	(936,510)

Net impaired loans and advances	¥1,382,803	¥1,253,764	¥1,160,541	¥1,137,600	¥767,134

Interest Foregone on Impaired Loans and Advances

Interest income which would have been accrued at the original terms on domestic impaired loans and advances during the fiscal year ended March 31, 2012 was ¥49 billion, of which ¥24 billion was included in profit or loss for the fiscal year then ended. Interest income which would have been accrued at the original terms on foreign impaired loans and advances during the fiscal year ended March 31, 2012 was ¥6 billion, of which ¥5 billion was included in profit or loss for the fiscal year then ended.

Cross-border Outstanding

Cross-border outstandings are defined as loans, acceptances, interest-earning deposits with other banks, other interest-earning investments and any other monetary assets denominated in Japanese yen or other non-local currencies. Local currency outstandings are netted out from cross-border outstandings. This cross-border disclosure is based on the reports to the Bank of Japan required under Japanese foreign exchange-related laws. There were no cross-border outstandings to borrowers in any foreign country which in total exceeded 0.75% of consolidated total assets at March 31, 2012, 2011 and 2010.

Loan Concentrations

At March 31, 2012, there were no concentrations of loans and advances to a single industry group of borrowers, as defined by the Bank of Japan industry segment loan and advance classifications, which exceeded 10% of the SMFG Group’s consolidated total loans and advances, except for loans and advances in a category disclosed in the table of outstanding loans and advances above.

IV.	Summary of Loan Loss Experience

The following table shows an analysis of our loan loss experience by the borrowers’ domicile and industry type for the fiscal years ended March 31, 2012, 2011, 2010 and 2009.

	For the fiscal year ended March 31,
	2012	2011	2010	2009
	(In millions, except percentages)
Allowance for loan losses at beginning of period	¥1,587,133	¥1,533,555	¥1,599,630	¥1,094,226
Provision for loan losses	144,022	259,292	215,886	849,495
Charge-offs:
Domestic:
Manufacturing	46,229	27,355	43,059	26,405
Agriculture, forestry, fisheries and mining	173	372	713	648
Construction	14,204	12,190	31,779	40,185
Transportation, communications and public enterprises	11,296	26,126	24,999	28,004
Wholesale and retail	64,492	29,602	73,299	71,934
Finance and insurance	679	172	701	8,717
Real estate and goods rental and leasing	61,683	33,371	53,930	30,989
Services	35,498	13,078	66,826	47,742
Lease financing	3,319	1,364	1,400	3,664
Consumer	64,329	29,481	57,436	47,255
Others	4,705	2,606	6,753	598

Total domestic	306,607	175,717	360,895	306,141

Foreign:
Public sector	—	600	—	—
Financial institutions	14,784	9,332	504	13,667
Commerce and industry	33,173	13,087	23,095	15,982
Lease financing	38	15	19	50
Others	623	1,010	2	1,034

Total foreign	48,618	24,044	23,620	30,733

Total	355,225	199,761	384,515	336,874

Recoveries:
Domestic:
Manufacturing	252	195	31	6
Agriculture, forestry, fisheries and mining	—	3	—	—
Construction	64	64	11	4
Transportation, communications and public enterprises	52	241	7	8
Wholesale and retail	328	266	27	3
Finance and insurance	3	1	—	—
Real estate and goods rental and leasing	283	97	11	1
Services	142	65	26	7
Consumer	3,453	1,648	836	820
Others	18	44	4	233

Total domestic	4,595	2,624	953	1,082

Foreign:
Public sector	—	6	—	—
Financial institutions	3	—	—	1
Commerce and industry	187	117	6	5
Others	17	67	10	9

Total foreign	207	190	16	15

Total	4,802	2,814	969	1,097

Net charge-offs	350,423	196,947	383,546	335,777
Others(1)	432	(8,767)	101,585	(8,314)

Allowance for loan losses at end of period	¥1,381,164	¥1,587,133	¥1,533,555	¥1,599,630

Allowance for loan losses applicable to foreign activities:
Balance at beginning of period	¥108,612	¥121,797	¥192,325	¥92,248

Balance at end of period	¥87,344	¥108,612	¥121,797	¥192,325

Provision (credit) for loan losses	¥30,675	¥19,501	¥(42,830)	¥137,898

Ratio of net charge-offs to average loans outstanding during the period	0.47%	0.27%	0.51%	0.45%

(1)	Others are primarily from foreign exchange translations for the fiscal years ended March 31, 2011 and 2009, whereas the amount for the fiscal year ended March 31, 2010 mainly includes an increase in the allowance for loan losses of ¥102,687 million from the acquisition of subsidiaries.

Loan loss experience for the fiscal year ended March 31, 2008 is not available under IFRS. The trend observed by the SMFG Group showed a significant increase in the balance of provision for loan losses for the fiscal year ended March 31, 2009 compared to the fiscal year ended March 31, 2008. This increase was primarily due to a deterioration of the SMFG Group’s credit portfolio resulting from the rapid global economic downturn.

The following table shows an allocation of the allowance for loan losses by the borrower’s domicile and industry type at March 31, 2012, 2011, 2010, 2009 and 2008.

	At March 31,
	2012		2011		2010		2009		2008
	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans
	(In millions, except percentages)
Domestic:
Manufacturing	¥126,773	11.43%	¥178,030	11.47%	¥163,598	11.50%	¥155,886	11.56%	¥93,400	10.31%
Agriculture, forestry, fisheries and mining	4,374	0.21%	4,499	0.22%	4,453	0.22%	2,621	0.21%	1,856	0.35%
Construction	69,605	1.73%	87,514	1.82%	87,178	2.04%	104,320	2.25%	86,874	2.48%
Transportation, communications and public enterprises	47,723	5.96%	52,832	5.55%	82,113	4.80%	88,272	4.72%	54,836	4.43%
Wholesale and retail	159,740	7.40%	197,995	7.72%	179,494	7.58%	203,240	8.11%	160,265	8.67%
Finance and insurance	14,045	2.93%	15,418	3.53%	18,231	4.68%	36,596	4.73%	21,444	4.89%
Real estate and goods rental and leasing	338,162	10.78%	385,889	11.38%	386,706	11.94%	301,135	12.12%	144,984	12.82%
Services	144,984	5.50%	176,388	5.93%	172,037	6.33%	197,215	6.47%	166,214	7.02%
Municipalities	2	1.67%	3	1.98%	182	1.84%	252	1.67%	141	1.48%
Lease financing	11,942	2.78%	25,071	3.03%	49,596	3.17%	47,938	3.35%	30,239	3.63%
Consumer	315,211	25.90%	290,468	25.50%	214,224	23.93%	196,729	21.42%	172,242	21.48%
Others	61,259	5.61%	64,414	6.02%	53,946	6.98%	73,101	7.13%	69,483	6.94%

Total domestic	1,293,820	81.90%	1,478,521	84.15%	1,411,758	85.01%	1,407,305	83.74%	1,001,978	84.50%

Foreign:
Public sector	568	0.18%	135	0.11%	84	0.20%	103	0.11%	225	0.16%
Financial institutions	15,217	2.72%	34,926	2.47%	45,805	2.77%	45,375	2.37%	38,307	2.59%
Commerce and industry	64,014	13.99%	67,805	12.30%	69,043	11.13%	139,572	12.14%	46,640	11.31%
Lease financing	4,324	0.26%	2,905	0.24%	3,098	0.28%	3,321	0.31%	2,328	0.31%
Others	3,221	0.95%	2,841	0.73%	3,767	0.61%	3,954	1.33%	4,748	1.13%

Total foreign	87,344	18.10%	108,612	15.85%	121,797	14.99%	192,325	16.26%	92,248	15.50%

Total	¥1,381,164	100.00%	¥1,587,133	100.00%	¥1,533,555	100.00%	¥1,599,630	100.00%	¥1,094,226	100.00%

V.	Deposits

The following table shows the average amount of, and the average rate paid on, the following deposit categories for the fiscal years ended March 31, 2012, 2011 and 2010.

	For the fiscal year ended March 31,
	2012		2011		2010
	Average amount	Average rate	Average amount	Average rate	Average amount	Average rate
	(In millions, except percentages)
Domestic offices:
Non-interest-bearing demand deposits	¥11,676,103	—	¥10,193,114	—	¥10,282,862	—
Interest-bearing demand deposits	32,822,329	0.02%	31,264,556	0.03%	29,884,845	0.04%
Deposits at notice	925,210	0.02%	963,722	0.01%	916,101	0.05%
Time deposits	25,499,940	0.14%	25,373,367	0.20%	24,105,635	0.33%
Negotiable certificates of deposit	6,552,965	0.15%	7,144,913	0.17%	6,939,708	0.26%
Others	3,530,910	0.27%	3,166,378	0.20%	3,304,221	0.23%

Total domestic offices	81,007,457		78,106,050		75,433,372

Foreign offices:
Non-interest-bearing deposits	429,486	—	311,132	—	256,091	—
Interest-bearing deposits	6,849,041	0.67%	6,334,358	0.59%	7,104,994	0.55%
Negotiable certificates of deposit	2,970,769	0.73%	2,016,689	0.93%	1,811,254	0.85%

Total foreign offices	10,249,296		8,662,179		9,172,339

Total	¥91,256,753		¥86,768,229		¥84,605,711

Deposits at notice represent interest-bearing demand deposits which require the depositor to give two or more days notice in advance of withdrawal.

The total amount of deposits by foreign depositors included in domestic offices for the fiscal years ended March 31, 2012, 2011 and 2010 were ¥914,298 million, ¥914,460 million and ¥1,008,387 million, respectively.

At March 31, 2012, the balances and remaining maturities of time deposits and negotiable certificates of deposit issued by domestic offices in amounts of ¥10 million (approximately $121,758 at the median exchange rate for buying and selling spot dollars for yen by telegraphic transfer as determined by the Bank at the end of the current fiscal year) or more and total foreign deposits issued in amounts of $100,000 or more are shown in the following table.

	Time deposits	Negotiable certificates of deposit	Total
	(In millions)
Domestic offices:
Not later than three months	¥3,154,544	¥3,991,104	¥7,145,648
Later than three months and not later than six months	2,225,045	793,833	3,018,878
Later than six months and not later than one year	5,412,583	498,652	5,911,235
Later than one year	2,168,571	43,900	2,212,471

Total	¥12,960,743	¥5,327,489	¥18,288,232

Foreign offices	¥1,732,684	¥3,266,121	¥4,998,805

VI.	Return on Equity and Assets

The following table shows the ratio of return on equity and assets for the fiscal years ended March 31, 2012, 2011 and 2010.

	For the fiscal year ended March 31,
	2012	2011	2010
Return on average total assets	0.3%	0.4%	0.4%
Return on average shareholders’ equity	6.6%	8.4%	15.1%
Dividends payout ratio(1):
Basic	40.2%	32.0%	12.7%
Diluted	40.3%	32.0%	13.5%
Average shareholders’ equity to average total assets	3.9%	4.3%	2.8%

(1)	Dividends declared per common share as a percentage of net profit per share.

VII.	Short-Term Borrowings

The following table shows certain additional information with respect to our short-term borrowings for the fiscal years ended March 31, 2012, 2011 and 2010.

	For the fiscal year ended March 31,
	2012	2011	2010
	(In millions, except percentages)
Call money, and payables under repurchase agreements and securities lending transactions:
Average balance outstanding during the period	¥7,370,875	¥7,625,222	¥6,903,011
Maximum balance outstanding at any month-end during the period	9,632,233	9,212,189	8,479,285
Balance at end of period	9,632,233	9,069,005	7,557,007
Weighted average interest rate during the period	0.19%	0.20%	0.20%
Weighted average interest rate on balance at end of period	0.19%	0.21%	0.15%
Commercial paper:
Average balance outstanding during the period	2,044,158	1,934,738	1,651,374
Maximum balance outstanding at any month-end during the period	2,743,664	2,046,794	1,927,229
Balance at end of period	2,743,664	2,019,334	1,885,640
Weighted average interest rate during the period	0.23%	0.23%	0.31%
Weighted average interest rate on balance at end of period	0.29%	0.20%	0.19%
Short-term borrowings:
Average balance outstanding during the period	7,347,792	5,245,423	2,918,335
Maximum balance outstanding at any month-end during the period	8,037,680	8,486,842	3,759,006
Balance at end of period	6,392,554	8,486,842	3,759,006
Weighted average interest rate during the period	0.24%	0.27%	0.41%
Weighted average interest rate on balance at end of period	0.27%	0.22%	0.31%

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

The following consolidated financial statements listed below and the reports thereon by its independent registered public accounting firm are filed as part of this annual report:

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Sumitomo Mitsui Financial Group, Inc.:

We have audited the accompanying consolidated statement of financial position of Sumitomo Mitsui Financial Group, Inc. and subsidiaries (the “SMFG Group”) as of March 31, 2012 and 2011, and the related consolidated income statement and consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the SMFG Group as of March 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Sumitomo Mitsui Financial Group, Inc.’s internal control over financial reporting as of March 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated July 23, 2012 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG AZSA LLC

Tokyo, Japan

July 23, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Sumitomo Mitsui Financial Group, Inc.:

We have audited Sumitomo Mitsui Financial Group, Inc.’s internal control over financial reporting as of March 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, included in Item 15 “Controls and Procedures” of the accompanying Form 20-F. Our responsibility is to express an opinion on Sumitomo Mitsui Financial Group Inc.’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Sumitomo Mitsui Financial Group, Inc. maintained, in all material respects, effective internal control over financial reporting as of March 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of Sumitomo Mitsui Financial Group, Inc. and subsidiaries as of March 31, 2012 and 2011, and the related consolidated income statement and consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2012, and our report dated July 23, 2012 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG AZSA LLC

Tokyo, Japan

July 23, 2012

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Financial Position

		At March 31,
	Note	2012	2011
		(In millions)
Assets:
Cash and deposits with banks	5	¥8,050,562	¥9,436,358
Call loans and bills bought		1,297,082	862,667
Reverse repurchase agreements and cash collateral on securities borrowed		4,937,025	5,051,053
Trading assets	6	4,461,258	3,315,153
Derivative financial instruments	7	5,901,526	4,975,973
Financial assets at fair value through profit or loss	8	2,150,409	2,132,348
Investment securities	9	37,324,100	34,662,106
Loans and advances	10	72,536,813	71,020,329
Investments in associates and joint ventures	11	206,660	201,135
Property, plant and equipment	12	1,045,006	1,039,483
Intangible assets	14	899,167	769,677
Other assets	15	2,367,300	1,924,070
Current tax assets		65,298	53,708
Deferred tax assets	22	632,220	1,026,867

Total assets		¥141,874,426	¥136,470,927

Liabilities:
Deposits	16	¥92,853,566	¥90,469,098
Call money and bills sold		2,144,600	2,629,407
Repurchase agreements and cash collateral on securities lent		7,487,633	6,439,598
Trading liabilities	17	2,173,567	1,623,918
Derivative financial instruments	7	5,850,813	4,725,261
Borrowings	18	10,412,858	12,548,358
Debt securities in issue	19	7,377,742	5,890,388
Provisions	20	425,350	96,353
Other liabilities	21	5,401,790	4,422,166
Current tax liabilities		61,786	49,448
Deferred tax liabilities	22	69,330	25,727

Total liabilities		134,259,035	128,919,722

Equity:
Capital stock	24	2,337,896	2,337,896
Capital surplus	24	862,933	1,081,556
Retained earnings	24	2,162,696	1,974,069
Other reserves	24	437,177	280,783
Treasury stock	24	(236,037)	(171,761)

Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.		5,564,665	5,502,543
Non-controlling interests	25	2,050,726	2,048,662

Total equity		7,615,391	7,551,205

Total equity and liabilities		¥141,874,426	¥136,470,927

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Income Statement

		For the fiscal year ended March 31,
	Note	2012	2011	2010
		(In millions, except per share data)
Interest income		¥1,710,331	¥1,720,181	¥1,766,047
Interest expense		313,631	311,056	346,810

Net interest income	26	1,396,700	1,409,125	1,419,237

Fee and commission income		869,407	806,704	650,437
Fee and commission expense		132,562	132,560	121,716

Net fee and commission income	27	736,845	674,144	528,721

Net trading income	28	182,296	324,479	330,130
Net income from financial assets at fair value through profit or loss	29	33,734	30,116	75,579
Net investment income	30	239,365	235,911	178,552
Other income	31	245,563	204,470	232,334

Total operating income		2,834,503	2,878,245	2,764,553

Impairment charges on financial assets	32	284,310	433,928	258,641

Net operating income		2,550,193	2,444,317	2,505,912

General and administrative expenses	33	1,366,705	1,293,546	1,096,957
Other expenses	34	239,292	212,292	236,760

Operating expenses		1,605,997	1,505,838	1,333,717

Share of post-tax loss of associates and joint ventures		25,004	5,796	37,461

Profit before tax		919,192	932,683	1,134,734

Income tax expense	35	461,194	361,165	488,041

Net profit		¥457,998	¥571,518	¥646,693

Profit attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.		¥345,430	¥464,007	¥528,692
Non-controlling interests		112,568	107,511	118,001

Earnings per share:
Basic	36	¥248.98	¥328.32	¥511.51
Diluted	36	248.29	328.31	481.59

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Comprehensive Income

	For the fiscal year ended March 31,
	2012	2011	2010
	(In millions)
Net profit	¥457,998	¥571,518	¥646,693

Other comprehensive income:
Available-for-sale financial assets:
Gains (losses) arising during the period, before tax	253,865	(349,080)	616,762
Reclassification adjustments for (gains) losses included in net profit, before tax	(21,563)	10,957	(77,339)

Exchange differences on translating the foreign operations:
Losses arising during the period, before tax	(34,781)	(121,593)	(15,009)
Reclassification adjustments for (gains) losses included in net profit, before tax	7,350	(505)	2

Share of other comprehensive income (loss) of associates and joint ventures	(2,832)	(4,225)	9,960
Income tax relating to components of other comprehensive income	(43,809)	146,520	(219,887)

Other comprehensive income (loss), net of tax	158,230	(317,926)	314,489

Total comprehensive income	¥616,228	¥253,592	¥961,182

Total comprehensive income attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥501,316	¥189,372	¥855,665
Non-controlling interests	114,912	64,220	105,517

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Changes in Equity

	Capital stock	Capital surplus	Retained earnings	Available- for-sale financial assets	Exchange differences on translating the foreign operations	Treasury stock	Shareholders’ equity	Non-controlling interests	Total equity
	(In millions)
Balance at April 1, 2009	¥1,370,777	¥114,594	¥1,204,952	¥349,213	¥(120,897)	¥(124,024)	¥2,794,615	¥2,121,400	¥4,916,015

Comprehensive income:
Net profit	—	—	528,692	—	—	—	528,692	118,001	646,693
Other comprehensive income (loss)	—	—	—	314,694	12,279	—	326,973	(12,484)	314,489

Total comprehensive income	—	—	528,692	314,694	12,279	—	855,665	105,517	961,182

Issuance of common stock	917,019	918,644	—	—	—	—	1,835,663	—	1,835,663
Conversion of Type 4 preferred stock	50,100	50,100	—	—	—	—	100,200	—	100,200
Issuance of preferred securities	—	—	—	—	—	—	—	388,000	388,000
Redemption of preferred securities	—	—	—	—	—	—	—	(496,231)	(496,231)
Acquisition of subsidiaries	—	—	—	—	—	—	—	23,025	23,025
Transaction with non-controlling interest shareholders	—	—	—	—	—	—	—	4,868	4,868
Dividends to shareholders	—	—	(71,175)	—	—	—	(71,175)	(99,082)	(170,257)
Purchase of treasury stock	—	—	—	—	—	(189)	(189)	—	(189)
Sale of treasury stock	—	—	—	—	—	151	151	—	151
Loss on sale of treasury stock	—	(108)	—	—	—	—	(108)	—	(108)
Others	—	(1,798)	1,149	—	—	—	(649)	—	(649)

Balance at March 31, 2010	2,337,896	1,081,432	1,663,618	663,907	(108,618)	(124,062)	5,514,173	2,047,497	7,561,670

Comprehensive income:
Net profit	—	—	464,007	—	—	—	464,007	107,511	571,518
Other comprehensive loss	—	—	—	(198,830)	(75,805)	—	(274,635)	(43,291)	(317,926)

Total comprehensive income (loss)	—	—	464,007	(198,830)	(75,805)	—	189,372	64,220	253,592

Acquisition of subsidiaries	—	—	—	—	—	—	—	38,020	38,020
Transaction with non-controlling interest shareholders	—	—	(678)	108	21	—	(549)	(2,554)	(3,103)
Dividends to shareholders	—	—	(152,878)	—	—	—	(152,878)	(98,521)	(251,399)
Purchase of treasury stock	—	—	—	—	—	(47,759)	(47,759)	—	(47,759)
Sale of treasury stock	—	—	—	—	—	60	60	—	60
Loss on sale of treasury stock	—	(46)	—	—	—	—	(46)	—	(46)
Others	—	170	—	—	—	—	170	—	170

Balance at March 31, 2011	2,337,896	1,081,556	1,974,069	465,185	(184,402)	(171,761)	5,502,543	2,048,662	7,551,205

Comprehensive income:
Net profit	—	—	345,430	—	—	—	345,430	112,568	457,998
Other comprehensive income (loss)	—	—	—	184,238	(28,352)	—	155,886	2,344	158,230

Total comprehensive income (loss)	—	—	345,430	184,238	(28,352)	—	501,316	114,912	616,228

Acquisition of subsidiaries	—	—	—	—	—	—	—	2,443	2,443
Transaction with non-controlling interest shareholders	—	(8,368)	(14,792)	508	—	44,127	21,475	(23,270)	(1,795)
Dividends to shareholders	—	—	(142,011)	—	—	—	(142,011)	(92,021)	(234,032)
Purchase of treasury stock	—	—	—	—	—	(111,518)	(111,518)	—	(111,518)
Sale of treasury stock	—	—	—	—	—	3,115	3,115	—	3,115
Loss on sale of treasury stock	—	(679)	—	—	—	—	(679)	—	(679)
Purchase of Type 6 preferred stock	—	—	—	—	—	(210,003)	(210,003)	—	(210,003)
Cancellation of Type 6 preferred stock	—	(210,003)	—	—	—	210,003	—	—	—
Others	—	427	—	—	—	—	427	—	427

Balance at March 31, 2012	¥2,337,896	¥862,933	¥2,162,696	¥649,931	¥(212,754)	¥(236,037)	¥5,564,665	¥2,050,726	¥7,615,391

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Cash Flows

	For the fiscal year ended March 31,
	2012	2011	2010
	(In millions)
Operating Activities:
Profit before tax	¥919,192	¥932,683	¥1,134,734
Adjustments for:
Gains on financial assets at fair value through profit or loss and investment securities	(55,639)	(17,439)	(152,924)
Foreign exchange losses	79,258	420,015	135,453
Provision for loan losses	144,022	259,292	215,886
Depreciation and amortization	172,953	163,400	140,716
Share of post-tax loss of associates and joint ventures	25,004	5,796	37,461
Net changes in assets and liabilities:
Net increase of term deposits with original maturities over three months	(133,235)	(343,404)	(91,035)
Net (increase) decrease of call loans and bills bought	(446,175)	202,797	(137,593)
Net (increase) decrease of reverse repurchase agreements and cash collateral on securities borrowed	110,676	640,766	(3,291,814)
Net (increase) decrease of loans and advances	(1,138,608)	1,380,486	4,021,020
Net change of trading assets and liabilities and derivative financial instruments	(427,125)	43,119	(37,284)
Net increase of deposits	2,540,054	5,129,774	1,355,456
Net increase (decrease) of call money and bills sold	(478,629)	544,332	(1,062,075)
Net increase (decrease) of repurchase agreements and cash collateral on securities lent	1,049,082	1,009,568	(3,072,237)
Net increase (decrease) of other unsubordinated borrowings and debt securities in issue	(1,112,860)	4,867,822	409,356
Income taxes paid—net	(100,884)	(125,618)	(109,520)
Other operating activities—net	173,925	(204,794)	62,212

Net cash and cash equivalents provided by (used in) operating activities	1,321,011	14,908,595	(442,188)

Investing Activities:
Purchases of financial assets at fair value through profit or loss and available-for-sale financial assets	(48,064,086)	(65,533,905)	(43,936,025)
Proceeds from sale of financial assets at fair value through profit or loss and available-for-sale financial assets	31,909,764	36,486,703	32,271,697
Proceeds from maturities of financial assets at fair value through profit or loss and available-for-sale financial assets	15,010,487	18,795,275	13,252,829
Purchases of held-to-maturity investments	(1,267,389)	(983,404)	(1,374,337)
Proceeds from maturities of held-to-maturity investments	170,911	72,313	173,409
Acquisitions of the subsidiaries, net of cash and cash equivalents acquired	(47,108)	82,773	(223,938)
Investments in associates and joint ventures	(580)	(10,724)	(60,787)
Proceeds from sale of investments in associates and joint ventures	16,912	309	152,312
Purchases of property, plant and equipment and investment properties	(129,993)	(178,406)	(173,408)
Purchases of intangible assets	(101,341)	(101,646)	(82,227)
Proceeds from sale of property, plant and equipment, investment properties and intangible assets	30,337	7,598	38,841
Other investing activities—net	25	243	6,835

Net cash and cash equivalents provided by (used in) investing activities	(2,472,061)	(11,362,871)	45,201

Financing Activities:
Proceeds from issuance of subordinated borrowings	106,000	80,000	8,000
Redemption of subordinated borrowings	(103,000)	(87,500)	(78,000)
Proceeds from issuance of subordinated bonds	552,726	252,218	607,212
Redemption of subordinated bonds	(306,398)	(314,900)	(649,875)
Proceeds from issuance of preferred securities	—	—	384,970
Redemption of preferred securities	—	—	(496,231)
Purchase of Type 6 preferred stock	(210,003)	—	—
Proceeds from issuance of common stock	—	—	1,824,896
Dividends paid to shareholders of Sumitomo Mitsui Financial Group, Inc.	(141,922)	(152,612)	(71,063)
Dividends paid to non-controlling interest shareholders	(91,983)	(98,431)	(99,171)
Purchase of treasury stock and proceed from sale of treasury stock—net	(109,128)	(47,745)	(146)
Transactions with non-controlling interest shareholders—net	(1,493)	2,668	2

Net cash and cash equivalents provided by (used in) financing activities	(305,201)	(366,302)	1,430,594

Effect of exchange rate changes on cash and cash equivalents	(61,678)	(217,386)	(55,223)

Net increase (decrease) of cash and cash equivalents	(1,517,929)	2,962,036	978,384
Cash and cash equivalents at beginning of period	8,573,599	5,611,563	4,633,179

Cash and cash equivalents at end of period	¥7,055,670	¥8,573,599	¥5,611,563

Net cash and cash equivalents provided by (used in) operating activities includes:
Interests and dividends received	¥1,787,503	¥1,757,233	¥1,838,253
Interests paid	315,311	322,298	370,902

Significant non-cash investing and financing activities:

The SMFG Group made Cedyna Financial Corporation a wholly-owned subsidiary of the SMFG Group by share exchange transaction during the fiscal year ended March 31, 2012. The details of the transaction are described in Note 25 “Non-controlling interests.”

The SMFG Group acquired Nikko Cordial Securities Inc. and THE BIWAKO BANK, LIMITED during the fiscal year ended March 31, 2010. The details of these transactions are described in Note 48 “Acquisitions.”

Capital stock and capital surplus were increased by conversion of Type 4 preferred stock during the fiscal year ended March 31, 2010. The details of this transaction are described in Note 24 “Shareholders’ Equity.”

The accompanying notes are an integral part of the Consolidated Financial Statements.

Notes to Consolidated Financial Statements

1	GENERAL INFORMATION

Sumitomo Mitsui Financial Group, Inc. (“SMFG”) was established on December 2, 2002, as a holding company for Sumitomo Mitsui Banking Corporation (“SMBC”) and its subsidiaries through a statutory share transfer (kabushiki-iten) of all of the outstanding equity securities of SMBC in exchange for SMFG’s newly issued securities. SMFG is a joint stock corporation with limited liability (Kabushiki Kaisha) incorporated under the Companies Act of Japan (“Companies Act”). Upon the formation of SMFG and the completion of the statutory share transfer, SMBC became a direct, wholly-owned subsidiary of SMFG. SMFG has a primary listing on the Tokyo Stock Exchange (First Section), with further listings on the Osaka Securities Exchange (First Section) and the Nagoya Stock Exchange (First Section). SMFG’s American Depositary Shares are listed on the New York Stock Exchange.

SMFG and its subsidiaries (the “SMFG Group”) offer a diverse range of financial services, including commercial banking, securities, leasing, credit card and other services.

The accompanying consolidated financial statements have been authorized for issue by the Management Committee on July 23, 2012.

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

Critical accounting estimates and judgments

The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the accounting policies. Actual results may differ from these estimates. The notes to the consolidated financial statements set out areas involving a higher degree of judgment or complexity, or areas where assumptions are significant to the consolidated financial statements, such as allowance for loan losses (Notes 10, 32), fair value of financial instruments (Note 44), impairment of available-for-sale financial assets (Notes 9, 32), impairment of goodwill (Note 14), provision for interest repayment (Note 20), retirement benefits (Note 23), deferred tax assets (Note 22), and special purpose entities.

Refer to Note 3 “Critical Accounting Estimates and Judgments” for further information.

New and amended standards adopted by the SMFG Group

During the fiscal year ended March 31, 2012, a number of interpretations and amendments to standards have become effective; however, they have not resulted in any material changes to the SMFG Group’s accounting policies.

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

The acquisition method is used to account for the business combinations including the acquisition of subsidiaries by the SMFG Group. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred, the liabilities incurred and the equity interests issued. Identifiable assets acquired and liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The SMFG Group’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date and a gain or loss is recognized in profit or loss. For each business combination, the SMFG Group measures any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets. The excess of the aggregate of the consideration transferred, the amount of any non-controlling interest and the acquisition-date fair value of the SMFG Group’s previously held equity interest in the acquiree over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed is recorded as goodwill in the consolidated statement of financial position. If the aggregate of the consideration transferred, the amount of any non-controlling interest and the acquisition-date fair value of the SMFG Group’s previously held equity interest in the acquiree is less than the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed, the difference is recognized immediately in the consolidated income statement.

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

Under the equity method, the SMFG Group’s investments in associates and joint ventures are initially recognized at cost. The carrying amount of the investments are subsequently increased or decreased to recognize the SMFG Group’s share of the post-acquisition profit or loss of the associate or joint venture and other movements included directly in the equity of the associate or joint venture. The SMFG Group’s share of the results of associates and joint ventures is based on the financial statements of its associates, adjusted to conform with the accounting policies of the SMFG Group. Profits on transactions between the SMFG Group and its associates and joint ventures are eliminated to the extent of the SMFG Group’s interest in the associates or joint ventures. Losses are also eliminated to the extent of the SMFG Group’s interest in the associates or joint ventures unless the transaction provides evidence of impairment in the asset transferred.

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

Segment Reporting

The SMFG Group determines its operating segments based on the management approach, which requires operating segments to be identified on the basis of internal reports about components of the entity that are regularly reviewed by management, in order to allocate resources to a segment and to assess its performance.

Foreign Currency Translation

Items included in the financial statements of each of the SMFG Group companies are measured using the currency of the primary economic environment in which the company operates (“the functional currency”). The consolidated financial statements are presented in Japanese yen, which is also SMFG’s functional currency.

Transactions and balances

Foreign currency transactions that are denominated or settled in a foreign currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary items denominated in foreign currencies are translated using the exchange rate at the end of the reporting period. Foreign exchange gains and losses resulting from the retranslation and settlement of monetary items are recognized in the consolidated income statement. Non-monetary items that are measured at fair value in a foreign currency are translated into the functional currency using the exchange rate at the date the fair value is determined. Translation differences on non-monetary items, such as equity instruments classified as available-for-sale financial assets, are not included in the consolidated income statement but are recognized directly in equity. Non-monetary items that are measured at historical cost in a foreign currency are translated into the functional currency using the exchange rate at the date of the initial transaction.

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

Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or where the SMFG Group has transferred substantially all the risks and rewards of ownership at a consolidated level. The SMFG Group consolidates all subsidiaries in accordance with IAS 27 “Consolidated and Separate Financial Statements” and SIC-12 “Consolidation—Special Purpose Entities” before determining derecognition of financial assets under IAS 39 “Financial Instruments: Recognition and Measurement.”

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

Derivative financial instruments

Derivatives are also classified as held for trading and included in “Derivative financial instruments” in the consolidated statement of financial position. The SMFG Group does not apply hedge accounting under IFRS. All derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative. Derivatives are initially recognized at fair value with transaction costs being recognized in the consolidated income statement, and subsequently measured at fair value. Gains and losses arising from changes in the fair values of derivatives are included in “Net trading income” in the consolidated income statement.

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

In addition, the SMFG Group classifies the entire hybrid instrument at fair value through profit or loss when the SMFG Group is required to separate an embedded derivative from its host contract, but is unable to measure the embedded derivative separately either at acquisition or at the end of a subsequent reporting period. Financial assets at fair value through profit or loss are initially recognized at fair value with transaction costs being recognized in the consolidated income statement, and subsequently measured at fair value. Gains and losses arising from changes in the fair value of such financial assets are included in “Net income from financial assets at fair value through profit or loss” in the consolidated income statement.

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

Gains and losses arising from changes in the fair value of available-for-sale financial assets are recognized in other comprehensive income, until they are derecognized or impaired. At that time, the cumulative gain or loss previously recognized in other comprehensive income is recognized in the consolidated income statement. However, interest income calculated using the effective interest method and foreign currency gains and losses on monetary assets classified as available-for-sale are recognized in the consolidated income statement. Dividends on available-for-sale equity instruments are recognized in the consolidated income statement when the entity’s right to receive payment is established.

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

Fair Value Measurement

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s-length transaction. The fair values of quoted financial instruments in active markets are based on current bid or asking prices. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group or pricing service and those prices represent actual and regularly occurring market transactions on an arm’s-length basis. If there is no active market for a financial instrument, the SMFG Group establishes the fair value using valuation techniques. These include the use of recent arm’s-length transactions, discounted cash flow analyses, option pricing models and other valuation techniques commonly used by market participants. Details of fair value measurement are described in Note 44 “Fair Value of Financial Assets and Liabilities.”

Recognition of Deferred Day One Profit and Loss

The best evidence of fair value at initial recognition is the transaction price (i.e., the fair value of the consideration given or received), unless the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e., without modification or repackaging) or based on a valuation technique which includes variables such as data from observable markets.

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

The difference between the sale and purchase price is accrued over the life of the transactions. Securities lent to counterparties remain on the consolidated statement of financial position. Securities borrowed are not recognized in the consolidated statement of financial position, unless these are sold to third parties, at which point the obligation to repurchase the securities is recorded as a trading liability at fair value and any subsequent gain or loss is included in “Net trading income” in the consolidated income statement.

For the fiscal years ended March 31, 2012, 2011 and 2010, there were no transactions pursuant to repurchase agreements, securities lending transactions or other transactions involving the transfer of financial assets with an obligation to repurchase such transferred assets that were treated as sales and hence derecognized for accounting purposes.

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

The collective allowance for financial assets is classified into two types: (1) the allowance for impaired financial assets that are not individually significant, and (2) the allowance for non-impaired financial assets, which reflects incurred but not yet identified (“IBNI”) losses for the period between the impairment occurring and the loss being identified. The collective allowance is estimated by applying historical loss experience to groups of homogenous loans. The historical loss experience data includes the number of borrowers for whom objective evidence of impairment has been identified for the most recent rolling one-year period, and the amount ultimately recovered from impaired financial assets. The SMFG Group has collected and accumulated historical data on amounts ultimately recovered from impaired financial assets. The homogeneous groups are determined on the basis of similar credit risk characteristics. For every group, the SMFG Group’s grading processes are established considering asset type, industry, geographical location, collateral type, past-due status and other relevant characteristics (see Note 45 “Financial Risk Management”). These characteristics are relevant to the estimation of future cash flows for groups of such assets as being indicative of the debtors’ ability to pay all amounts due according to the contractual terms of the assets being evaluated. Historical loss experience is adjusted on the basis of current observable data, including bankruptcy trends after the occurrence of significant events which had a negative effect on the global economy and the economies in which a large portion of the SMFG Group’s assets are located, to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not currently exist.

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

Loans and advances that would otherwise be past due or impaired, but whose terms have been renegotiated without providing any financial concessions, are not classified as impaired loans and advances as the terms of the renegotiated loans and advances do not result in a decrease in the net present value of the loan discounted at its original effective interest rate. The collective allowance is estimated for these loans and advances by including them in homogenous groups on the basis of applying the SMFG Group’s grading process, taking into account the renegotiation and their consequent higher risk status. These loans and advances are continually assessed for impairment until maturity or derecognition.

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

The residual values and useful lives are reviewed and adjusted, if appropriate, at the end of each reporting period. Gains and losses on disposal are determined by comparing the proceeds with the carrying amount. These are included in “Other income” and “Other expenses” in the consolidated income statement.

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

Software is amortized using the straight-line method over the estimated useful life, which is generally five years.

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

Financial Guarantee Contracts

Financial guarantee contracts are contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the terms of a debt instrument. Such financial guarantees are given to banks, financial institutions and other bodies on behalf of customers to secure loans, overdrafts and other banking facilities. Financial guarantees are initially recognized at fair value on the date the guarantee is given.

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

Any increase in the liability relating to financial guarantee contracts is included in “Other expenses” in the consolidated income statement.

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

Other long-term employee benefits

The SMFG Group’s net obligation with respect to long-term employee benefits other than retirement benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value and the fair value of any related assets is deducted. The discount rates are market yields of AA credit-rated corporate bonds that have terms to maturity approximating those of the related obligations. The calculation of obligations is performed using the projected unit credit method. Any actuarial gains or losses and past service costs are recognized in the consolidated income statement in the period in which they arise.

Short-term employee benefits

Short-term employee benefits, such as salaries, paid absences and other benefits are accounted for on an accrual basis over the period in which employees have provided services. Bonuses are recognized to the extent that the SMFG Group has a present obligation to its employees that can be measured reliably.

Income Tax

Income tax expense comprises current and deferred taxes. Income tax expense is recognized in the consolidated income statement except for that related to items recognized directly in equity. In such case, the income tax expense is recognized in equity.

Current tax is the expected tax payable or receivable on the taxable profit or loss for the fiscal year.

Deferred taxes are provided in full, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred taxes are determined using tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred tax assets are realized or the deferred tax liabilities are settled.

Deferred tax assets principally arise from tax losses carried forward, impairment of investment securities and loans, and the allowance for loan losses.

Deferred taxes are not recognized for the following temporary differences: (a) the initial recognition of goodwill; (b) the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss; and (c) the temporary differences associated with investments in subsidiaries, associates, and joint ventures, when the parent investor is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

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

Interest Income and Expense

Interest income and expense for all financial instruments, except for those classified as held for trading and financial assets at fair value through profit or loss, are recognized in “Interest income” and “Interest expense” in the consolidated income statement using the effective interest method.

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

Fee and Commission Income

Fee and commission income includes fee and commission income arising from a diverse range of services that the SMFG Group provides to its customers. Fee and commission income can be divided into two categories: fee and commission income from providing transaction services, and fee and commission income earned from services that are provided over a certain period of time. Fee and commission income earned from providing transaction services is recognized when the service has been completed or the event has occurred. This fee and commission income includes fees on funds transfer and collection services, service charges from deposit accounts, fees and commissions on the securities business, underwriting fees, brokerage fees, and fee and commission income from other services. Fee and commission income earned from services over a period of time is recognized over that service period. This fee and commission income includes fees on credit-related businesses, investment fund businesses, and fee and commission income from other services. Loan commitment fees, together with the related direct cost, for loans that are likely to be drawn down are deferred and recognized as an adjustment to the effective interest rate on the loan. Loan commitment fees are recognized over the term of the commitment period when it is unlikely that a loan will be drawn down.

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

Net Income from Financial Assets at Fair Value through Profit or Loss

Net income from financial assets at fair value through profit or loss includes all gains and losses arising from changes in the fair value of these financial assets and sales of such assets, and interest and dividend income on these financial assets.

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

Recent Accounting Pronouncements

The SMFG Group is currently assessing the impact of the following standards, amendments to standards, and interpretations that are not yet effective and have not been early adopted:

Disclosures—Transfers of Financial Assets (Amendments to IFRS 7)

In October 2010, the IASB issued amendments to IFRS 7 “Financial Instruments: Disclosures” to require additional disclosures of risk exposures arising from transferred financial assets. The current IFRS 7 requires certain disclosures related to transfers of financial assets that do not qualify for derecognition in their entirety.

The amendments not only enhance disclosures for those transfers, but also add a new set of disclosures for transfers of financial assets where derecognition is achieved in their entirety. The amendments are effective for annual periods beginning on or after July 1, 2011. The SMFG Group will adopt the amendments from its fiscal year beginning on April 1, 2012.

Deferred Tax: Recovery of Underlying Assets (Amendments to IAS 12)

In December 2010, the IASB issued amendments to IAS 12 “Income Taxes” to provide a practical approach for measuring deferred tax liabilities and deferred tax assets when investment property is measured using the fair value model. The measurement of deferred tax liabilities and deferred tax assets depends on whether an entity expects to recover the carrying amount by using it or by selling it. However, it is often difficult and subjective to determine the expected manner of recovery when the investment property is measured using the fair value model. To provide a practical approach in such cases, the amendments introduce a presumption that an investment property is recovered entirely through sale. The amendments are effective for annual periods beginning on or after January 1, 2012 and are not expected to have a material impact on the SMFG Group’s consolidated financial statements.

Presentation of Items of Other Comprehensive Income (Amendments to IAS 1)

In June 2011, the IASB issued amendments to IAS 1 “Presentation of Financial Statements” to require entities to separate items presented in other comprehensive income into two groups, based on whether or not they may be reclassified to profit or loss in the future. Items that will not be reclassified will be presented separately from items that may be reclassified in the future. The amendments also reaffirm existing requirements that items in other comprehensive income and profit or loss should be presented as either a single statement or two consecutive statements. The amendments are effective for annual periods beginning on or after July 1, 2012 and are not expected to have a material impact on the SMFG Group’s consolidated financial statements.

IFRS 10 “Consolidated Financial Statements”

In May 2011, the IASB issued IFRS 10 “Consolidated Financial Statements,” which replaces the consolidation requirements of IAS 27 and SIC-12. IFRS 10 contains a single consolidation model that identifies control as the basis for consolidation for all types of entities. Under IFRS 10, control is based on whether an investor has (a) power over the investee; (b) exposure, or rights, to variable returns from its involvement with the investee; and (c) the ability to use its power over the investee to affect the amount of the investor’s returns. IFRS 10 sets out requirements for assessing control, including cases involving potential voting rights, agency relationships, control of specified assets and circumstances in which voting rights are not the dominant factor in determining control. In June 2012, the IASB issued Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance (Amendments to IFRS 10, IFRS 11 and IFRS 12) (“Transition Guidance”). Transition Guidance clarifies the transition guidance in IFRS 10 and provides additional transition relief which limits the requirement to present adjusted comparative information to only the annual period immediately preceding the first annual period for which IFRS 10 is applied. The standard is effective for annual periods beginning on or after January 1, 2013. The SMFG Group is currently evaluating the potential impact that the adoption of the standard will have on its consolidated financial statements.

IFRS 11 “Joint Arrangements”

In May 2011, the IASB issued IFRS 11 “Joint Arrangements,” which replaces IAS 31 “Interests in Joint Ventures” and SIC-13 “Jointly Controlled Entities—Non-Monetary Contributions by Venturers.” IFRS 11 improves the accounting for joint arrangements by introducing a principle-based approach that requires a party to a joint arrangement to recognize its rights and obligations arising from the arrangement. Under IFRS 11, joint arrangements are classified either as joint operations or joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control have rights to the assets and obligations for the liabilities. A joint venture is a joint arrangement whereby the parties that have joint control have rights to the net assets. IFRS 11 also eliminates proportionate consolidation as a method to account for joint ventures. In June 2012, the IASB issued Transition Guidance to provide transition relief in IFRS 11 which limits the requirement to present adjusted comparative information to only the annual period immediately preceding the first annual period for which IFRS 11 is applied. The standard is effective for annual periods beginning on or after January 1, 2013. The SMFG Group is currently evaluating the potential impact that the adoption of the standard will have on its consolidated financial statements.

IFRS 12 “Disclosure of Interests in Other Entities”

In May 2011, the IASB issued IFRS 12 “Disclosure of Interests in Other Entities,” which provides a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 sets out the required disclosures for entities reporting under IFRS 10 and IFRS 11, and replaces the disclosure requirements in IAS 28 “Investments in Associates.” It expands the disclosure requirements for subsidiaries with non-controlling interests, joint arrangements and associates that are individually material. It also requires an entity to disclose the nature of, and changes in, the risk associated with its interests in both its consolidated and unconsolidated structured entities. In June 2012, the IASB issued Transition Guidance to provide transition relief in IFRS 12 which limits the requirement to present adjusted comparative information to only the annual period immediately preceding the first annual period for which IFRS 12 is applied. Transition Guidance further removes the requirement to present comparative information for the disclosures relating to unconsolidated structured entities for any period before the first annual period for which IFRS 12 is applied. The standard is effective for annual periods beginning on or after January 1, 2013. The SMFG Group is currently evaluating the potential impact that the adoption of the standard will have on disclosures in its consolidated financial statements.

IAS 27 “Separate Financial Statements”

In May 2011, the IASB issued amended and retitled IAS 27 “Separate Financial Statements,” which supersedes the previous version of IAS 27. The requirements relating to separate financial statements are unchanged and are included in the amended IAS 27. The other portions of the previous version of IAS 27 are replaced by IFRS 10. The amended standard is effective for annual periods beginning on or after January 1, 2013 and is not expected to have a material impact on the SMFG Group’s consolidated financial statements.

IAS 28 “Investments in Associates and Joint Ventures”

In May 2011, the IASB issued amended and retitled IAS 28 “Investments in Associates and Joint Ventures,” which supersedes the previous version of IAS 28 and conforms changes based on the issuance of IFRS 10, IFRS 11 and IFRS 12. The amended standard is effective for annual periods beginning on or after January 1, 2013 and is not expected to have a material impact on the SMFG Group’s consolidated financial statements.

IFRS 13 “Fair Value Measurement”

In May 2011, the IASB issued IFRS 13 “Fair Value Measurement,” which defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when other IFRSs require or permit fair value measurements. It does not introduce any new requirements to measure an asset or a liability at fair value, change what is measured at fair value in IFRSs or address how to present changes in fair value. IFRS 13 provides clear and consistent guidance for measuring fair value and addressing valuation uncertainty in markets that are no longer active. It also increases the transparency of fair value measurements by requiring detailed disclosures about fair values derived by using models. The standard is effective for annual periods beginning on or after January 1, 2013. The SMFG Group is currently evaluating the potential impact that the adoption of the standard will have on its consolidated financial statements.

IAS 19 “Employee Benefits”

In June 2011, the IASB issued amendments to IAS 19 “Employee Benefits” to require entities to recognize all changes in the net defined benefit liability (asset) in the period in which those changes occur. The requirements include immediate recognition of defined benefit cost, disaggregation of defined benefit cost into components and recognition of remeasurements in other comprehensive income. The amended standard also requires additional disclosures about the risks arising from defined benefit plans. The amended standard is effective for annual periods beginning on or after January 1, 2013. The SMFG Group is currently evaluating the potential impact that the adoption of the amended standard will have on its consolidated financial statements.

IFRIC Interpretation 20 “Stripping Costs in the Production Phase of a Surface Mine”

In October 2011, the IASB issued IFRIC Interpretation 20 “Stripping Costs in the Production Phase of a Surface Mine,” which provides guidance on the accounting for stripping costs in the production phase of a surface mine. This interpretation clarifies when production stripping costs should lead to the recognition of an asset and how that asset should be measured, both initially and in subsequent periods. The interpretation is effective for annual periods beginning on or after January 1, 2013 and is not expected to have a material impact on the SMFG Group’s consolidated financial statements.

Disclosures—Offsetting Financial Assets and Financial Liabilities (Amendments to IFRS 7)

In December 2011, the IASB issued amendments to IFRS 7 to require additional disclosures for all recognized financial instruments that are set off in the statement of financial position and those recognized financial instruments that are subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are set off in accordance with IAS 32 “Financial Instruments: Presentation.” The amendments are effective for annual periods beginning on or after January 1, 2013. The SMFG Group is currently evaluating the potential impact that the adoption of the amendments will have on disclosures in its consolidated financial statements.

Annual Improvements to IFRSs 2009-2011 Cycle

In May 2012, the IASB issued Annual Improvements to IFRSs 2009-2011 Cycle, a collection of amendments to standards, as part of its annual improvements process under which the IASB makes necessary, but non-urgent, amendments to standards. Five standards are primarily affected by the amendments, with consequential amendments to other standards. The amendments are effective for annual periods beginning on or after January 1, 2013 and are not expected to have a material impact on the SMFG Group’s consolidated financial statements.

Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32)

In December 2011, the IASB issued amendments to IAS 32 to clarify the requirements for offsetting financial assets and financial liabilities. The amendments clarify the meaning of an entity’s current legally enforceable right of set-off; that is, the right of set-off must not be contingent on a future event and must be legally enforceable for the entity and all counterparties in the normal course of business, in the event of default and in the event of insolvency or bankruptcy. The amendments also clarify that some gross settlement systems may be considered equivalent to net settlement. The amendments are effective for annual periods beginning on or after January 1, 2014. The SMFG Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.

IFRS 9 “Financial Instruments”

In November 2009 and October 2010, the IASB issued IFRS 9 “Financial Instruments,” which introduces new requirements for classifying and measuring financial assets and liabilities. The standard requires all financial assets to be classified as fair value or amortized cost. A financial asset is measured at amortized cost if the asset is held within a business model whose objective is to hold the asset in order to collect contractual cash flows, and the asset’s contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. All other financial assets are measured at fair value. For an investment in an equity instrument which is not held for trading, the standard permits an irrevocable election, on initial recognition, on an instrument-by-instrument basis, to present all fair value changes from the investment in other comprehensive income. The standard also requires that derivatives embedded in contracts with a host that is a financial asset within the scope of the standard are not separated; instead, the hybrid financial instrument is assessed in its entirety as to whether it should be measured at fair value or amortized cost. The standard maintains most of the requirements in IAS 39 regarding the classification and measurement of financial liabilities. However, with the new requirements, if an entity chooses to measure a financial liability at fair value, the amount of change in its fair value that is attributable to changes in the credit risk of that liability will be presented in other comprehensive income, rather than in profit or loss. The standard was initially issued with a mandatory effective date of January 1, 2013. However, in December 2011, the IASB issued Mandatory Effective Date and Transition Disclosures (Amendments to IFRS 9 and IFRS 7), which defers the mandatory effective date to annual periods beginning on or after January 1, 2015. The amendments also provide the relief from restating prior periods by amending IFRS 7 to require additional disclosures on transition from IAS 39 to IFRS 9. The SMFG Group is currently evaluating the potential impact that the adoption of the standard will have on its consolidated financial statements.

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

The allowance for loan losses for individually significant impaired loans is estimated by management based on the expected future cash flows, taking into account factors such as historical loss information, the appropriateness of the borrower’s business plan or operational improvement plan, the status of progress of its plan, the overall support from financial institutions, and the realizable value of any collateral held. The allowance for loan losses for the remaining loans is collectively estimated by grouping financial assets into portfolios on the basis of similar credit risk characteristics and using the historical loss experience for these portfolios adjusted for the effect of the current economic environment. To assess the losses on the loan portfolios where loss events have occurred but not yet been identified, management develops assumptions and methodologies to estimate the loss identification period.

Management estimates and judgments may change from time to time as the economic environment changes or new information becomes available. Changes in these estimates and judgments will result in a different allowance for loan losses and may have a direct impact on impairment charges. The impairment charges for loan losses totaled ¥144,022 million, ¥259,292 million and ¥215,886 million for the fiscal years ended March 31, 2012, 2011 and 2010, respectively. For additional information, refer to Note 10 “Loans and Advances” and Note 32 “Impairment Charges on Financial Assets.”

Fair value of financial instruments

The fair values of financial instruments where no active market exists or where quoted prices are not otherwise available are determined by using valuation techniques. In these cases, inputs to valuation techniques are based on observable data with respect to similar financial instruments or by using models. Where observable inputs are not available, the fair value is estimated based on appropriate assumptions that a market participant would take into account. Where valuation techniques (for example, models) are used to determine fair values, they are validated and periodically reviewed. All models are certified before they are used, and calibrated to ensure that outputs reflect actual data and comparative market prices. To the extent practical, models use only observable data; however, areas such as credit risk (both own and counterparty), volatilities and correlations require management to make estimates. Changes in assumptions about these factors could affect the fair values of these financial instruments. More details about the SMFG Group’s valuation techniques, and the sensitivity analyses of fair values for financial instruments with significant unobservable inputs to reasonably possible alternative assumptions are given in Note 44 “Fair Value of Financial Assets and Liabilities.”

Impairment of available-for-sale financial assets

Available-for-sale financial assets are impaired if there is objective evidence of impairment as a result of loss events. The SMFG Group exercises judgment in determining whether there is objective evidence of occurrence of loss events, which result in a decrease in estimated future cash flows of the financial assets. The estimation of future cash flows also requires judgment. In the assessment of impairment of available-for-sale equity instruments, the SMFG Group also considers whether there has been a significant or prolonged decline in fair value below their cost. The determination of what is a significant or prolonged decline requires management judgment.

Impairment may occur when there is objective evidence of deterioration in the financial conditions of the investee, industry and sector performance, or changes in operating and financing cash flows. The determination of impairment in this respect also includes significant management judgment.

Management estimates and judgments may change from time to time based upon future events that may or may not occur and changes in these estimates and judgments could adversely affect the carrying amounts of available-for-sale financial assets. Impairment charges on available-for-sale financial assets totaled ¥140,288 million, ¥174,636 million and ¥42,755 million for the fiscal years ended March 31, 2012, 2011 and 2010, respectively. For additional information, refer to Note 9 “Investment Securities” and Note 32 “Impairment Charges on Financial Assets.”

Impairment of goodwill

Goodwill is tested for impairment on an annual basis or more frequently if events or changes in circumstances indicate that it may not be recoverable. If any such indication exists, then its recoverable amount is estimated. The process to determine the recoverable amount is inherently uncertain because such recoverable amount is determined based on a number of management estimates and judgments. The SMFG Group determines the recoverable amount using the estimated future cash flows, pre-tax discount rates, growth rates, and other factors. The estimation of future cash flows inherently reflects management judgments, even though such forecasts are prepared taking into account actual performance and external economic data. The pre-tax discount rates and growth rates may be significantly affected by market interest rates or other market conditions, which are beyond management’s control, and therefore significant management judgments are made to determine these assumptions. These management judgments are made based on the facts and circumstances at the time of the impairment test, and may vary depending on the situation and the time. Changes in management judgments may result in different impairment test results and different impairment amounts recognized. For the fiscal years ended March 31, 2012, 2011 and 2010, impairment losses on goodwill were ¥1,884 million, nil and ¥3,918 million, respectively. For additional information, refer to Note 14 “Intangible Assets.”

Provision for Interest Repayment

Provision for interest repayment represents management’s estimate of future claims for the refund of so-called “gray zone interest” (interest on loans in excess of the maximum rate prescribed by the Interest Rate Restriction Act (ranging from 15% to 20%) up to the 29.2% maximum rate permitted under the Act Regulating the Receipt of Contributions, Receipt of Deposits and Interest Rates), taking into account historical experience such as the number of customer claims for a refund, the amount of repayments and the customers’ characteristics, and the length of the period the claims are expected to be received in the future.

Management estimates and judgments may change from time to time as the legal environment and market conditions change or new information becomes available. Changes in these estimates and judgments could affect the balance of provision for interest repayment. Provision for interest repayment is recorded in provisions as a liability, and it totaled ¥400,233 million and ¥72,219 million at March 31, 2012 and 2011, respectively. For additional information, refer to Note 20 “Provisions.”

Retirement benefits

The SMFG Group has defined benefit plans such as defined benefit pension plans and lump-sum severance indemnity plans. The present value of the defined benefit obligation is calculated based on actuarial valuations that are dependent upon a number of assumptions, including discount rates, mortality rates and future salary (benefit) increases. The discount rates are equivalent to market yields of AA credit-rated corporate bonds that have terms to maturity approximating those of the related obligations. Future mortality rates are based on the official mortality table generally used for actuarial assumptions in Japan. Other assumptions used for the calculation of the defined benefit obligation are based on historical records. The expected return on plan assets is developed separately for each plan, typically using a building block approach recognizing the plan’s specific asset allocation and the assumed return on assets for each asset category. Due to the long-term nature of these plans, such estimates are subject to significant uncertainty. Any change in these assumptions will impact actuarial gains and losses, as well as the present value of the defined benefit obligations and the net retirement benefit expense for each period. Actuarial gains and losses in excess of the greater of 10% of the fair value of plan assets and 10% of the present value of the defined benefit obligation are recognized in the consolidated income statement over the employees’ expected average remaining working lives. The amounts of cumulative unrecognized actuarial losses, net of gains, at March 31, 2012 and 2011 were ¥307,776 million and ¥210,534 million, respectively. For additional information, refer to Note 23 “Retirement Benefits.”

Deferred tax assets

Deferred tax assets relating to tax losses carried forward and deductible temporary differences are recognized, only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the deductible temporary differences can be utilized. This assessment requires significant management estimates and judgments. Future taxable profit is estimated based on, among other relevant factors, forecasted operating results, which are based on historical financial performance and the business plans that management believes to be prudent and feasible. While the SMFG Group carefully assesses the realization of tax losses carried forward and deductible temporary differences, the actual taxable profit in the future may be less than the forecast. The net deferred tax assets amounted to ¥562,890 million and ¥1,001,140 million at March 31, 2012 and 2011, respectively. For additional information, refer to Note 22 “Deferred Income Tax.”

Critical Accounting Judgments

Special purpose entities

The SMFG Group is involved in transactions using special purpose vehicles, which may be deemed as SPEs under IFRS in areas including the securitization of financial assets.

The SMFG Group consolidates SPEs, if the SMFG Group controls the SPEs in terms of potential indicators of control under IFRS. As it can sometimes be difficult to determine whether the SMFG Group controls an SPE, management makes judgments about its exposure to the risks and rewards, as well as about its ability to make operational decisions for the SPE in question.

4	SEGMENT ANALYSIS

Business Segments

The SMFG Group’s business segment information is prepared based on the internal reporting system utilized by management to assess the performance of its business segments. For the fiscal year ended March 31, 2012, there were no material changes in the organizational structure that affected the composition of the business segments. The SMFG Group has four main business segments: Commercial Banking, Securities, Leasing and Credit Card, with the remaining operations recorded in Others. The business segment information covers SMBC, which accounts for the major portion of the SMFG Group’s total assets and revenue, in Commercial Banking, SMBC Nikko Securities Inc. (“SMBC Nikko Securities”) and SMBC Friend Securities Co., Ltd. (“SMBC Friend Securities”) in Securities, Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”) in Leasing, and Sumitomo Mitsui Card Company, Limited (“Sumitomo Mitsui Card”) and Cedyna Financial Corporation (“Cedyna”) in Credit Card.

Commercial Banking

SMBC consists of the majority of the Commercial Banking segment, and the remainder includes, but is not limited to, domestic banking subsidiaries, such as Kansai Urban Banking Corporation (“KUBC”) and THE MINATO BANK, LTD. and The Japan Net Bank, Limited, as well as foreign banking subsidiaries, such as Sumitomo Mitsui Banking Corporation Europe Limited (“SMBC Europe”), Manufacturers Bank and Sumitomo Mitsui Banking Corporation (China) Limited (“SMBC (China)”). Since SMBC has a significant impact on the overall performance of the SMFG Group, its performance is reported to management in more detail by dividing it into five business units by customer market: the Consumer Banking Unit, the Middle Market Banking Unit, the Corporate Banking Unit, the International Banking Unit and the Treasury Unit. The revenues and expenses of the Investment Banking Unit, which develops and provides investment banking products and services, are in principle allocated to each business unit.

SMBC’s Consumer Banking Unit

SMBC’s Consumer Banking Unit provides financial services to individual consumers residing in Japan. This business unit offers a wide array of financial services including, but not limited to, personal bank accounts, investment trusts, pension-type insurance products, life insurance products and housing loans.

SMBC’s Middle Market Banking Unit

SMBC’s Middle Market Banking Unit provides financial services targeting mid-sized companies and small- and medium-sized enterprises. This business unit, through its sales channels and certain of other SMFG Group companies, offers its customers lending, cash management, settlement, leasing, factoring, management information systems consulting, collection and investment banking services.

SMBC’s Corporate Banking Unit

SMBC’s Corporate Banking Unit provides a wide range of financial products and services such as loans, deposits and settlement services, targeting large Japanese corporations and listed companies. This business unit also provides products and services such as loan syndication, structured finance, commitment lines and nonrecourse loans with SMBC’s Investment Banking Unit.

SMBC’s International Banking Unit

SMBC’s International Banking Unit mainly supports companies, financial institutions, sovereign/quasi-sovereign entities outside Japan, and multinational companies operating in Japan. This business unit has branches in the Americas, Europe and Middle East, and Asia and Oceania regions, forming a global network. This business unit provides a variety of tailored products and services including loans, deposits, clearing services, trade finance, project finance, loan syndication and global cash management services.

SMBC’s Treasury Unit

SMBC’s Treasury Unit operates in the domestic and international money, foreign exchange, securities and derivatives markets to serve customer needs and SMBC’s own asset and liability management requirements. To further expand SMBC’s customer base, this business unit also seeks to provide specialized solutions and enhance customer service capabilities in market transactions through providing a variety of products from traditional money and foreign-exchange transactions to derivative transactions.

SMBC’s Others

SMBC’s Others represents the difference between the aggregate of SMBC’s five business units and SMBC as a whole. It mainly consists of administrative expenses related to the headquarters operations and profit or loss on the activities related to capital management. Amounts recorded in SMBC’s Others include those related to the Corporate Staff Unit, the Corporate Services Unit, the Compliance Unit, the Risk Management Unit and the Internal Audit Unit, which do not belong to any of the five business units.

In addition, the revenues and expenses of the Investment Banking Unit, which develops and provides investment banking products and services, are in principle allocated to each business unit.

Securities

Securities mainly consists of SMBC Nikko Securities and SMBC Friend Securities. SMBC Nikko Securities, which the SMFG Group acquired on October 1, 2009, is one of the major Japanese securities brokers and offers a wide range of financial products, investment consultation and administration services to its individual and corporate customers in Japan. For individual customers, SMBC Nikko Securities provides consulting services to meet diversified asset management needs, and an online trading tool. For corporate customers, it offers trading capabilities and financial products, debt and equity underwriting, and M&A advisory services, mainly in Japan. SMBC Friend Securities is a full-line securities company focusing on retail business in Japan.

Leasing

Leasing mainly consists of SMFL, SMBC Leasing and Finance, Inc., a U.S. subsidiary, and Sumitomo Mitsui Auto Service, an associate of the SMFG Group. SMFL is one of the major leasing companies in Japan and provides a variety of leasing services, including equipment lease, operating lease, leveraged lease and aircraft operating lease. In 2007, SMFL was formed as a result of the merger of SMBC Leasing and Sumisho Lease, aiming at combining the know-how obtained from the expertise of the SMFG Group in providing financial solutions, and the expertise of Sumitomo Corporation, a non-affiliate, in commercial products and business distribution.

Credit Card

Credit Card mainly consists of Sumitomo Mitsui Card and Cedyna. Sumitomo Mitsui Card is a leading company in the domestic credit card industry, having introduced the Visa brand into the Japanese market. Sumitomo Mitsui Card conducts a comprehensive credit card business and offers a variety of settlement and financing services. Cedyna conducts credit card, installment (such as shopping credit and automobile loan), and solution (such as collection and factoring) businesses. Cedyna was established as an associate of the SMFG Group on April 1, 2009 by a merger between Central Finance Co., Limited, QUOQ Inc. and OMC Card, Inc. On May 31, 2010, the SMFG Group acquired the majority stake in Cedyna and subsequently made it a wholly-owned subsidiary by a share exchange with an effective date of May 1, 2011.

SMFG’s Others

SMFG’s Others represents the difference between the aggregate of Commercial Banking, Securities, Leasing and Credit Card segments, and the SMFG Group as a whole. It mainly consists of profit or loss from SMFG on a stand-alone basis, other subsidiaries and equity-method associates, including The Japan Research Institute, Limited, ORIX Credit Corporation, and Promise Co., Ltd. (“Promise”), now known as SMBC Consumer Finance Co., Ltd. It also includes internal transactions between the SMFG Group companies, which are eliminated in the consolidated financial statements.

Measurement of Segment Profit or Loss

The business segment information is prepared under the management approach. Consolidated net business profit is used as a profit indicator of banks in Japan. Consolidated net business profit is calculated by deducting general and administrative expenses (i.e., the total of personnel expense, non-personnel expense and tax, excluding nonrecurring factors) from gross profits (i.e., the total of net interest income, trust fees, net fee and commission income, net trading income and net other operating income). While the SMFG Group’s disclosure complies with the requirements on segment information in accordance with IFRS, the figures reported to management and disclosed herein are prepared under accounting principles generally accepted in Japan (“Japanese GAAP”). Consequently, the business segment information does not agree with the figures in the consolidated financial statements under IFRS. These differences are addressed in the “Reconciliation of Segmental Results of Operation to Consolidated Income Statement.”

Information regarding the total assets of each segment is not used by management in deciding how to allocate resources and assess performance. Accordingly, total assets are not included in the business segment information.

Segmental Results of Operation

For the fiscal year ended March 31, 2012:

	Commercial Banking
	SMBC							Total(3)
	Consumer Banking Unit	Middle Market Banking Unit	Corporate Banking Unit	International Banking Unit	Treasury Unit	Others	SMBC Total
	(In billions)
Gross profit	¥383.7	¥422.9	¥212.6	¥197.4	¥319.3	¥(3.4)	¥1,532.5	¥1,763.9
Net interest income	326.9	256.8	136.6	111.6	123.1	1.9	956.9	1,113.5
Net non-interest income	56.8	166.1	76.0	85.8	196.2	(5.3)	575.6	650.4
General and administrative expenses	(289.5)	(222.8)	(38.2)	(64.9)	(19.2)	(84.9)	(719.5)	(851.3)
Other profit (loss)(1)	—	—	—	—	—	—	—	(20.5)

Consolidated net business profit(2)(5)	¥94.2	¥200.1	¥174.4	¥132.5	¥300.1	¥(88.3)	¥813.0	¥892.1

	Securities			Leasing		Credit Card			Others	Total
	SMBC Nikko Securities	SMBC Friend Securities	Total(3)	Sumitomo Mitsui Finance & Leasing	Total(3)	Sumitomo Mitsui Card	Cedyna	Total(3)
	(In billions)
Gross profit	¥221.3	¥47.4	¥277.9	¥88.5	¥93.8	¥179.3	¥160.1	¥345.9	¥128.6	¥2,610.1
Net interest income	(2.5)	0.5	(0.7)	55.8	54.8	18.5	36.4	56.8	125.1	1,349.5
Net non-interest income	223.8	46.9	278.6	32.7	39.0	160.8	123.7	289.1	3.5	1,260.6
General and administrative expenses	(180.1)	(39.1)	(224.5)	(28.1)	(39.6)	(126.6)	(120.6)	(252.2)	(7.0)	(1,374.6)
Other profit (loss)(1)	(1.2)	—	(2.6)	(1.0)	8.2	(9.6)	(67.2)	(73.9)	(132.8)	(221.6)

Consolidated net business profit(2)(5)	¥40.0	¥8.3	¥50.8	¥59.4	¥62.4	¥43.1	¥(27.7)	¥19.8	¥(11.2)	¥1,013.9

For the fiscal year ended March 31, 2011:

	Commercial Banking
	SMBC							Total(3)
	Consumer Banking Unit	Middle Market Banking Unit	Corporate Banking Unit	International Banking Unit	Treasury Unit	Others	SMBC Total
	(In billions)
Gross profit	¥387.8	¥443.9	¥201.3	¥186.5	¥330.7	¥(18.4)	¥1,531.8	¥1,773.5
Net interest income	337.5	272.9	131.4	107.7	136.3	(18.0)	967.8	1,117.6
Net non-interest income	50.3	171.0	69.9	78.8	194.4	(0.4)	564.0	655.9
General and administrative expenses	(290.3)	(221.7)	(36.0)	(57.9)	(17.9)	(75.4)	(699.2)	(834.2)
Other profit (loss)(1)	—	—	—	—	—	—	—	(34.4)

Consolidated net business profit(2)(5)	¥97.5	¥222.2	¥165.3	¥128.6	¥312.8	¥(93.8)	¥832.6	¥904.9

	Securities			Leasing		Credit Card			Others	Total
	SMBC Nikko Securities	SMBC Friend Securities	Total(3)	Sumitomo Mitsui Finance & Leasing	Total(3)	Sumitomo Mitsui Card	Cedyna(4)	Total(3)
	(In billions)
Gross profit	¥205.2	¥53.0	¥261.6	¥95.2	¥99.4	¥182.3	¥134.4	¥322.5	¥75.6	¥2,532.6
Net interest income	(2.7)	0.6	(1.3)	60.0	56.7	22.9	36.8	62.3	100.3	1,335.6
Net non-interest income	207.9	52.4	262.9	35.2	42.7	159.4	97.6	260.2	(24.7)	1,197.0
General and administrative expenses	(166.7)	(42.7)	(212.4)	(28.1)	(38.0)	(129.8)	(97.5)	(229.4)	12.9	(1,301.1)
Other profit (loss)(1)	—	—	(5.6)	(16.9)	(3.8)	(19.9)	(37.5)	(57.4)	(128.3)	(229.5)

Consolidated net business profit(2)(5)	¥38.5	¥10.3	¥43.6	¥50.2	¥57.6	¥32.6	¥(0.6)	¥35.7	¥(39.8)	¥1,002.0

For the fiscal year ended March 31, 2010:

	Commercial Banking
	SMBC							Total(3)
	Consumer Banking Unit	Middle Market Banking Unit	Corporate Banking Unit	International Banking Unit	Treasury Unit	Others	SMBC Total
	(In billions)
Gross profit	¥391.7	¥472.9	¥197.3	¥169.1	¥272.8	¥(48.5)	¥1,455.3	¥1,669.3
Net interest income	357.2	298.2	125.9	110.1	187.5	(32.5)	1,046.4	1,181.9
Net non-interest income	34.5	174.7	71.4	59.0	85.3	(16.0)	408.9	487.4
General and administrative expenses	(288.7)	(218.7)	(33.3)	(54.5)	(16.3)	(74.3)	(685.8)	(803.3)
Other profit (loss)(1)	—	—	—	—	—	—	—	(132.8)

Consolidated net business profit(2)(5)	¥103.0	¥254.2	¥164.0	¥114.6	¥256.5	¥(122.8)	¥769.5	¥733.2

	Securities			Leasing		Credit Card			Others	Total
	SMBC Nikko Securities(4)	SMBC Friend Securities	Total(3)	Sumitomo Mitsui Finance & Leasing	Total(3)	Sumitomo Mitsui Card	Cedyna	Total(3)
	(In billions)
Gross profit	¥100.5	¥67.2	¥161.4	¥97.2	¥109.5	¥183.6	¥—	¥183.4	¥19.2	¥2,142.8
Net interest income	(1.4)	0.6	(0.2)	59.8	64.5	27.5	—	29.3	9.9	1,285.4
Net non-interest income	101.9	66.6	161.6	37.4	45.0	156.1	—	154.1	9.3	857.4
General and administrative expenses	(77.0)	(44.4)	(124.3)	(28.5)	(40.9)	(135.8)	—	(137.9)	6.5	(1,099.9)
Other profit (loss)(1)	—	—	13.7	(24.8)	(27.5)	(23.5)	—	(40.4)	(23.6)	(210.6)

Consolidated net business profit(2)(5)	¥23.5	¥22.8	¥50.8	¥43.9	¥41.1	¥24.3	¥—	¥5.1	¥2.1	¥832.3

(1)	Other profit (loss) in “Total” of each segment includes non-operating profits and losses of subsidiaries other than SMBC and ordinary profit of equity-method associates taking into account the ownership ratio.
(2)	The Group’s consolidated net business profit = SMBC’s business profit on a nonconsolidated basis, excluding the effect of the reversal of reserve for possible loan losses + ordinary profit of other consolidated subsidiaries (with adjustment for extraordinary items) + (ordinary profit of equity-method associates * ownership ratio)—internal transactions (such as dividends) under Japanese GAAP.
Consolidated net business profit of SMBC Nikko Securities, SMBC Friend Securities, SMFL, Sumitomo Mitsui Card and Cedyna is the operating profit (loss) of each company.
(3)	Total under each business segment includes the aggregation of the results from the operating units that were not separately identified (e.g., the difference between “Total” in Commercial Banking and “SMBC Total” consists of SMFG’s banking subsidiaries except SMBC, such as SMBC Europe, SMBC (China), KUBC and THE MINATO BANK, LTD.).
(4)	The results of SMBC Nikko Securities for the fiscal year ended March 31, 2010 only include six months of SMBC Nikko Securities’ results. The results of Cedyna for the fiscal year ended March 31, 2011 include the SMFG Group’s ownership ratio of the first quarter of Cedyna’s results and the full results of Cedyna for subsequent quarters.
(5)	The Group’s total credit cost (reversal) for the fiscal years ended March 31, 2012, 2011 and 2010 was ¥116.8 billion, ¥217.3 billion and ¥473.0 billion, respectively, of which ¥78.1 billion, ¥144.6 billion and ¥395.1 billion was for Commercial Banking, ¥1.2 billion, ¥(0.02) billion and ¥0.03 billion was for Securities, ¥(3.6) billion, ¥8.0 billion and ¥27.4 billion was for Leasing, and ¥36.8 billion, ¥46.6 billion and ¥26.1 billion was for Credit Card. Total credit cost consists of credit cost and gains on recoveries of written-off claims. Credit cost of SMBC and gains on recoveries of written-off claims were not included in consolidated net business profit, but in “Loans and advances” in the reconciliation table in the section “Reconciliation of Segmental Results of Operation to Consolidated Income Statement.”

Reconciliation of Segmental Results of Operation to Consolidated Income Statement

The figures provided in the tables above are calculated by aggregating the figures used for management reporting under Japanese GAAP for each segment. The total amount of consolidated net business profits that is calculated by each business segment based on the internal managerial data is reconciled to profit before tax reported in the consolidated financial statements under IFRS as shown in the following table:

	Reconciliation between Consolidated net business profit and Profit before tax
For the fiscal year ended March 31, 2012:	Differences between Management reporting and Japanese GAAP	Differences between IFRS and Japanese GAAP	Total
	(In billions)
Consolidated net business profit	¥1,013.9		¥1,013.9

Scope of consolidation	86.1	¥(1.1)	85.0
Derivative financial instruments	—	(56.5)	(56.5)
Investment securities	(15.2)	(43.2)	(58.4)
Loans and advances	(56.7)	(5.1)	(61.8)
Investments in associates and joint ventures	(6.5)	23.4	16.9
Property, plant and equipment	(7.6)	6.1	(1.5)
Defined benefit plans	(32.2)	34.3	2.1
Foreign currency translation	—	0.6	0.6
Lease accounting	—	(5.3)	(5.3)
Others	(28.8)	13.0	(15.8)

Profit before tax under Japanese GAAP	¥953.0

Total differences between IFRS and Japanese GAAP		¥(33.8)

Profit before tax under IFRS			¥919.2

	Reconciliation between Consolidated net business profit and Profit before tax
For the fiscal year ended March 31, 2011:	Differences between Management reporting and Japanese GAAP	Differences between IFRS and Japanese GAAP	Total
	(In billions)
Consolidated net business profit	¥1,002.0		¥1,002.0

Scope of consolidation	85.1	¥30.2	115.3
Derivative financial instruments	—	97.3	97.3
Investment securities	(87.3)	(19.2)	(106.5)
Loans and advances	(97.0)	(62.8)	(159.8)
Investments in associates and joint ventures	(12.9)	(0.4)	(13.3)
Property, plant and equipment	(10.4)	3.0	(7.4)
Defined benefit plans	(38.6)	48.6	10.0
Foreign currency translation	—	9.9	9.9
Lease accounting	—	(9.2)	(9.2)
Others	(13.6)	8.0	(5.6)

Profit before tax under Japanese GAAP	¥827.3

Total differences between IFRS and Japanese GAAP		¥105.4

Profit before tax under IFRS			¥932.7

	Reconciliation between Consolidated net business profit and Profit before tax
For the fiscal year ended March 31, 2010:	Differences between Management reporting and Japanese GAAP	Differences between IFRS and Japanese GAAP	Total
	(In billions)
Consolidated net business profit	¥832.3		¥832.3

Scope of consolidation	91.7	¥48.2	139.9
Derivative financial instruments	—	82.2	82.2
Investment securities	3.8	100.8	104.6
Loans and advances	(257.9)	232.8	(25.1)
Investments in associates and joint ventures	(27.5)	19.6	(7.9)
Property, plant and equipment	(1.7)	6.5	4.8
Defined benefit plans	(48.0)	45.5	(2.5)
Classification of equity and liability	—	20.2	20.2
Foreign currency translation	—	(1.5)	(1.5)
Lease accounting	—	(8.8)	(8.8)
Others	(34.6)	31.1	(3.5)

Profit before tax under Japanese GAAP	¥558.1

Total differences between IFRS and Japanese GAAP		¥576.6

Profit before tax under IFRS			¥1,134.7

Information about Geographical Areas

The following table shows the total operating income in accordance with IFRS by the main geographical areas. The SMFG Group’s services are provided to domestic and foreign clients on a worldwide basis. These include transactions where SMBC’s branches in Japan may deal with customers located in foreign countries and where SMBC’s overseas branches may provide services to Japanese companies.

To identify income attributed to each geographical area for the purposes of this disclosure, they are aggregated based on the geographical location of the booking entity, with the assumption that transactions booked in booking entities are deemed to have occurred in their respective geographical areas.

	For the fiscal year ended March 31,
	2012	2011	2010
	(In millions)
Domestic(2):
Japan	¥2,501,305	¥2,584,873	¥2,372,369

Total domestic	2,501,305	2,584,873	2,372,369

Foreign(2)(3):
Americas	91,472	110,339	194,470
Europe and Middle East	94,698	70,791	101,749
Asia and Oceania	147,028	112,242	95,965

Total foreign	333,198	293,372	392,184

Total operating income(1)	¥2,834,503	¥2,878,245	¥2,764,553

(1)	Total operating income comprises net interest income, net fee and commission income, net trading income, net income from financial assets at fair value through profit or loss, net investment income and other income.
(2)	The geographical segmentation is determined based on the degrees of the following factors: geographic proximity, similarity of economic activities and relationship of business activities among regions.
(3)	Americas includes the United States, Brazil, Canada and others; Europe and Middle East include the United Kingdom, Germany, France and others; Asia and Oceania include China, Singapore, Australia and others except Japan.

5	CASH AND DEPOSITS WITH BANKS

Cash and deposits with banks at March 31, 2012 and 2011 consisted of the following:

	At March 31,
	2012	2011
	(In millions)
Cash	¥989,279	¥1,285,847
Deposits with banks	7,061,283	8,150,511

Total cash and deposits with banks	¥8,050,562	¥9,436,358

The reconciliation of cash and cash equivalents used for the purposes of the consolidated statement of cash flows at March 31, 2012, 2011 and 2010 is shown as follows:

	At March 31,
	2012	2011	2010
	(In millions)
Cash and deposits with banks	¥8,050,562	¥9,436,358	¥6,239,398
Less: term deposits with original maturities over three months	(727,139)	(680,935)	(436,334)
Less: cash segregated as deposits and others	(267,753)	(181,824)	(191,501)

Cash and cash equivalents	¥7,055,670	¥8,573,599	¥5,611,563

Private depository institutions in Japan are required to maintain certain minimum reserve funds with the Bank of Japan, based on average deposit balances and certain other factors. There are similar reserve deposit requirements for the SMFG Group’s foreign offices engaged in banking businesses in foreign countries. At March 31, 2012, 2011 and 2010, the reserve funds, which were included in cash and cash equivalents, amounted to ¥3,960,209 million, ¥3,829,002 million and ¥2,032,456 million, respectively.

6	TRADING ASSETS

Trading assets at March 31, 2012 and 2011 consisted of the following:

	At March 31,
	2012	2011
	(In millions)
Debt instruments	¥4,132,979	¥3,105,897
Equity instruments	328,279	209,256

Total trading assets	¥4,461,258	¥3,315,153

Trading debt instruments mainly consist of Japanese government bonds, Japanese municipal bonds and commercial papers. Trading equity instruments mainly consist of investment funds and Japanese listed stocks.

7	DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments include futures, forwards, swaps, options and other types of derivative contracts, which are transactions listed on exchanges or over-the-counter (“OTC”) transactions. In the normal course of business, the SMFG Group enters into a variety of derivatives for trading and risk management purposes. The SMFG Group uses derivatives for trading activities, which include facilitating customer transactions, market-making and arbitrage activities. The SMFG Group also uses derivatives to reduce its exposures to market and credit risks as part of its asset and liability management, but does not apply hedge accounting.

Derivatives are financial instruments that derive their value from the price of underlying items such as interest rates, foreign exchange rates, equities, bonds, commodities, credit spreads and other indices. The SMFG Group’s derivative financial instruments mainly consist of interest rate derivatives and currency derivatives. Interest rate derivatives include interest rate futures, interest rate swaps and interest rate swaptions. Currency derivatives include currency swaps, foreign exchange forward transactions and currency options.

The tables below represent the derivative financial instruments by type and purpose of derivative at March 31, 2012 and 2011.

	At March 31, 2012
	Trading			Risk Management(1)
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities
	(In millions)
Interest rate derivatives	¥451,332,001	¥4,009,540	¥4,040,326	¥44,595,733	¥451,528	¥427,772
Futures	32,034,925	30,100	29,755	8,045,954	65	308
Listed Options	339,147	60	73	—	—	—
Forwards	8,824,022	1,463	1,628	—	—	—
Swaps	368,792,521	3,899,877	3,900,163	36,205,248	448,516	427,198
OTC Options	41,341,386	78,040	108,707	344,531	2,947	266
Currency derivatives	64,352,811	964,172	1,167,005	3,637,149	337,040	81,703
Futures	1,414,647	—	—	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	36,202,320	570,465	496,637	244,547	755	543
Swaps	19,733,333	56,151	425,896	3,392,602	336,285	81,160
OTC Options	7,002,511	337,556	244,472	—	—	—
Equity derivatives	800,990	52,093	57,086	13,057	30	366
Futures	382,950	1,504	6,830	—	—	—
Listed Options	630	2	1	—	—	—
Forwards	32,228	823	305	—	—	—
Swaps	10,035	23	185	13,057	30	366
OTC Options	375,147	49,741	49,765	—	—	—
Commodity derivatives	284,731	68,062	40,141	—	—	—
Futures	11,737	136	146	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	—	—	—	—	—	—
Swaps	255,285	67,379	39,279	—	—	—
OTC Options	17,709	547	716	—	—	—
Credit derivatives	1,675,561	19,061	36,414	—	—	—

Total derivative financial instruments	¥518,446,094	¥5,112,928	¥5,340,972	¥48,245,939	¥788,598	¥509,841

(1)	Derivative financial instruments categorized as “Risk Management” are used for economic hedging, such as managing the exposure to changes in fair value of the loan portfolio, and are identified as hedges under Japanese GAAP, but the SMFG Group does not apply hedge accounting under IFRS.

	At March 31, 2011
	Trading			Risk Management(1)
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities
	(In millions)
Interest rate derivatives	¥495,845,898	¥2,968,609	¥2,959,420	¥48,188,973	¥365,694	¥349,570
Futures	72,265,454	21,292	23,412	10,942,193	535	1,181
Listed Options	525,276	43	60	—	—	—
Forwards	19,541,028	5,881	5,843	—	—	—
Swaps	356,353,932	2,847,841	2,802,926	36,772,822	363,507	347,805
OTC Options	47,160,208	93,552	127,179	473,958	1,652	584
Currency derivatives	78,968,925	1,113,735	1,258,206	2,797,985	362,640	28,376
Futures	8,980	1	—	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	50,715,913	561,155	462,277	9,616	—	173
Swaps	20,596,772	99,389	473,836	2,788,369	362,640	28,203
OTC Options	7,647,260	453,190	322,093	—	—	—
Equity derivatives	577,385	46,910	45,496	21,521	455	1,083
Futures	177,990	5,583	3,584	—	—	—
Listed Options	10,657	116	203	—	—	—
Forwards	—	—	—	—	—	—
Swaps	—	—	—	21,521	455	1,083
OTC Options	388,738	41,211	41,709	—	—	—
Commodity derivatives	377,569	102,587	61,839	—	—	—
Futures	10,140	113	117	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	—	—	—	—	—	—
Swaps	340,733	100,954	60,451	—	—	—
OTC Options	26,696	1,520	1,271	—	—	—
Credit derivatives	2,296,589	15,343	21,271	—	—	—

Total derivative financial instruments	¥578,066,366	¥4,247,184	¥4,346,232	¥51,008,479	¥728,789	¥379,029

(1)	Derivative financial instruments categorized as “Risk Management” are used for economic hedging, such as managing the exposure to changes in fair value of the loan portfolio, and are identified as hedges under Japanese GAAP, but the SMFG Group does not apply hedge accounting under IFRS.

Credit derivatives

The SMFG Group enters into credit derivatives to manage the risk of its commercial banking credit portfolio containing loans by hedging, as well as diversifying the credit exposure in the portfolio, and to undertake credit loss protection transactions based on the needs from customers as financial intermediation. The tables below provide information regarding the notional amounts and the fair value of credit derivatives by purpose.

	At March 31, 2012
	Protection purchased			Protection sold
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities
	(In millions)
Managing the SMFG Group’s credit risk portfolio	¥243,077	¥462	¥316	¥423,232	¥975	¥16,837
Trading purposes	6,250	—	98	156	—	7
Facilitating client transactions	480,948	17,474	100	521,898	150	19,056

Total	¥730,275	¥17,936	¥514	¥945,286	¥1,125	¥35,900

	At March 31, 2011
	Protection purchased			Protection sold
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities
	(In millions)
Managing the SMFG Group’s credit risk portfolio	¥503,677	¥569	¥319	¥576,875	¥1,100	¥7,379
Trading purposes	29,764	169	29	35,061	37	204
Facilitating client transactions	575,606	13,261	173	575,606	207	13,167

Total	¥1,109,047	¥13,999	¥521	¥1,187,542	¥1,344	¥20,750

The following table summarizes the notional amounts of the SMFG Group’s credit derivative portfolio by type of counterparty at March 31, 2012 and 2011.

	At March 31,
	2012		2011
	Notional amounts		Notional amounts
Type of counterparty:	Protection purchased	Protection sold	Protection purchased	Protection sold
	(In millions)
Banks and broker-dealers	¥494,176	¥945,286	¥787,784	¥1,187,542
Insurance and other financial guaranty firms	236,099	—	321,263	—

Total	¥730,275	¥945,286	¥1,109,047	¥1,187,542

8	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

Financial assets at fair value through profit or loss at March 31, 2012 and 2011 consisted of the following:

	At March 31,
	2012	2011
	(In millions)
Debt instruments	¥2,019,559	¥1,995,810
Equity instruments	130,850	136,538

Total financial assets at fair value through profit or loss	¥2,150,409	¥2,132,348

The SMFG Group classifies the entire hybrid instrument at fair value through profit or loss when the SMFG Group is required to separate an embedded derivative from its host contract, but is unable to measure the embedded derivative separately either at acquisition or at the end of a subsequent reporting period.

The SMFG Group also classifies certain financial assets held by a venture capital investment subsidiary as financial assets at fair value through profit or loss. These financial assets are managed and their performance is evaluated on a fair value basis in accordance with a documented risk management or investment strategy.

9	INVESTMENT SECURITIES

Investment securities at March 31, 2012 and 2011 consisted of the following:

	At March 31,
	2012	2011
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥4,857,096	¥3,763,715
Japanese municipal bonds	177,732	171,516
Japanese corporate bonds	242,440	246,609

Total domestic	5,277,268	4,181,840

Total held-to-maturity investments	¥5,277,268	¥4,181,840

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥22,530,293	¥20,223,478
Japanese municipal bonds	297,815	372,751
Japanese corporate bonds	381,963	413,467
Other debt instruments	117,045	205,222
Equity instruments	2,837,017	2,885,397

Total domestic	26,164,133	24,100,315

Foreign:
U.S. Treasury and other U.S. government agencies bonds	4,404,769	4,283,260
Other governments and official institutions bonds	538,175	1,265,922
Mortgage-backed securities	331,071	205,844
Other debt instruments	256,799	293,573
Equity instruments	351,885	331,352

Total foreign	5,882,699	6,379,951

Total available-for-sale financial assets	¥32,046,832	¥30,480,266

Total investment securities	¥37,324,100	¥34,662,106

Financial Stabilization Funds

The Financial Stabilization Funds (“Funds”) were established in 1996 by the Government of Japan in connection with the restructuring program for the loans of certain failed housing-loan companies. The Government of Japan requested Japanese domestic financial institutions to contribute to the Funds, including commercial banks, insurance companies, securities companies, as well as the Bank of Japan. The contributions to the Funds are non-interest earning and expected to mature 15 years from the contribution date.

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

The SMFG Group contributed ¥218,426 million to the Funds when they were established. Since the contributions to the Funds are non-interest earning, they were discounted to their present value at the time of the contribution and the discount is accrued until the expected maturity date using the effective interest method. The contributions to the Funds are included in other debt instruments in available-for-sale financial assets and are measured at fair value. The fair values of the Funds at the end of each reporting period are calculated by the DCF method using Japanese government bond yields. In March 2011, the Government of Japan approved the outline of final treatment for this program, where the Japanese domestic financial institutions, including the SMFG Group, would share the stage two losses evenly with the government and, as a consequence, would not recover a portion of the contributions to the Funds. Accordingly, at March 31, 2011, the SMFG Group calculated the fair value of the Funds and recognized an impairment loss based on the above development. The Funds have been closed progressively in accordance with the above-mentioned outline. The SMFG Group received ¥88,476 million as part of the closure in September 2011 and ¥117,045 million as final distributions of the Funds by June 2012. The SMFG Group did not recognize any additional impairment loss for the fiscal year ended March 31, 2012. The fair values of the Funds were ¥117,045 million and ¥205,222 million at March 31, 2012 and 2011, respectively.

10	LOANS AND ADVANCES

The following are the principal components of loans and advances at March 31, 2012 and 2011 by industry classification.

	At March 31,
	2012	2011
	(In millions)
Domestic:
Manufacturing	¥8,462,004	¥8,344,261
Agriculture, forestry, fisheries and mining	152,128	162,727
Construction	1,284,882	1,327,475
Transportation, communications and public enterprises	4,414,102	4,036,780
Wholesale and retail	5,480,393	5,616,084
Finance and insurance	2,170,776	2,568,670
Real estate and goods rental and leasing	7,982,741	8,281,048
Services	4,076,818	4,316,724
Municipalities	1,234,355	1,440,167
Lease financing	2,056,972	2,205,451
Consumer(1)	19,185,574	18,552,987
Others	4,155,960	4,378,791

Total domestic	60,656,705	61,231,165

Foreign:
Public sector	130,426	83,109
Financial institutions	2,012,751	1,794,794
Commerce and industry	10,364,685	8,949,629
Lease financing	191,966	172,361
Others	706,175	528,847

Total foreign	13,406,003	11,528,740

Gross loans and advances	74,062,708	72,759,905
Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net	(144,731)	(152,443)
Less: Allowance for loan losses	(1,381,164)	(1,587,133)

Net loans and advances	¥72,536,813	¥71,020,329

(1)	The balance in Consumer mainly consists of housing loans. The housing loan balances amounted to ¥14,574,702 million and ¥14,577,945 million at March 31, 2012 and 2011, respectively.

Reconciliation of allowance for loan losses is as follows:

	For the fiscal year ended March 31,
	2012	2011	2010
	(In millions, except percentages)
Allowance for loan losses at beginning of period	¥1,587,133	¥1,533,555	¥1,599,630
Provision for loan losses	144,022	259,292	215,886
Charge-offs:
Domestic	306,607	175,717	360,895
Foreign	48,618	24,044	23,620

Total	355,225	199,761	384,515

Recoveries:
Domestic	4,595	2,624	953
Foreign	207	190	16

Total	4,802	2,814	969

Net charge-offs	350,423	196,947	383,546
Others(1)	432	(8,767)	101,585

Allowance for loan losses at end of period	¥1,381,164	¥1,587,133	¥1,533,555

Allowance for loan losses applicable to foreign activities:
Balance at beginning of period	¥108,612	¥121,797	¥192,325

Balance at end of period	¥87,344	¥108,612	¥121,797

Provision (credit) for loan losses	¥30,675	¥19,501	¥(42,830)

Ratio of net charge-offs to average loans outstanding during the period	0.47%	0.27%	0.51%

(1)	Others are primarily from foreign exchange translations for the fiscal year ended March 31, 2011, whereas the amount for the fiscal year ended March 31, 2010 mainly includes an increase in the allowance for loan losses of ¥102,687 million from the acquisition of subsidiaries.

11	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The following table presents the SMFG Group’s principal associates and joint ventures at March 31, 2012. Investments in associates and joint ventures of the SMFG Group are accounted for using the equity method unless they are held for sale.

Company Name	Country of Incorporation	Proportion of Ownership Interest	Proportion of Voting Rights	Main Business
		(%)	(%)
Principal Associates
Vietnam Export Import Commercial Joint Stock Bank	Vietnam	15.0	15.0	Commercial banking
Sumitomo Mitsui Auto Service Company, Limited	Japan	33.9	33.9	Leasing
NEC Capital Solutions Limited	Japan	25.0	25.0	Leasing
POCKET CARD CO., LTD.	Japan	35.5	35.5	Credit card
Daiwa SB Investments Ltd.	Japan	43.9	43.9	Investment advisory and investment trust management
Sumitomo Mitsui Asset Management Company, Limited	Japan	27.5	27.5	Investment advisory and investment trust management
JSOL Corporation	Japan	50.0	50.0	System development and data processing
Sakura Information Systems Co., Ltd.	Japan	49.0	49.0	System engineering and data processing
Principal Joint Venture
Daiwa Securities SMBC Principal Investments Co., Ltd.	Japan	40.0	40.0	Investments, fund management

The SMFG Group accounts for certain investees, including Vietnam Export Import Commercial Joint Stock Bank, as associates regardless of its below 20% holdings of the voting rights to these investees, since the SMFG Group has the ability to exercise significant influence over these investees through participation in the policy making process at the meeting of the board of directors, the provision of essential technical information, or other relevant agreements or relationships.

On the other hand, the SMFG Group accounts for certain investees as available-for-sale financial assets regardless of its 20% or more holdings of the voting rights to these investees because the SMFG Group has contracts or arrangements with other investors by which the SMFG Group loses the power to exert significant influence over such investees.

The changes in the SMFG Group’s share of net assets of associates and joint ventures for the fiscal years ended March 31, 2012 and 2011 were as follows:

	At and for the fiscal year ended March 31,
	2012	2011
	(In millions)
At beginning of period	¥201,135	¥289,141
Share of post-tax loss of associates and joint ventures	(25,004)	(5,796)
Dividends paid	(3,743)	(2,287)
Changes in scope of consolidation	21,455	(67,537)
New investments	580	10,724
Disposals	(2,829)	(335)
Impairment losses(1)	(656)	(16,837)
Reversal of impairment losses(2)	19,333	13,533
Exchange differences and other adjustments	(3,611)	(19,471)

At end of period	¥206,660	¥201,135

(1)	Impairment losses are included in “Other expenses” in the consolidated income statement.
(2)	Reversal of impairment losses is included in “Other income” in the consolidated income statement.

Summarized financial information of the SMFG Group’s associates and joint ventures at and for the fiscal years ended March 31, 2012 and 2011 was as follows:

	At and for the fiscal year ended March 31,
	2012	2011
	(In millions)
Total assets	¥2,726,397	¥3,647,923
Total liabilities	2,221,169	3,015,336
Revenues	932,912	1,050,230
Expenses	1,055,524	1,083,956
Net loss	122,612	33,726

The above amounts represent the aggregate of total assets, total liabilities, revenues, expenses and net loss of each associate and joint venture. They are principally based on the financial statements of the associates and joint ventures at March 31, 2012 and 2011. For the fiscal year ended March 31, 2010, revenues, expenses and net loss of the SMFG Group’s associates and joint ventures were ¥1,643,425 million, ¥1,658,503 million and ¥15,078 million, respectively.

The fair value of investments in associates for which there were published price quotations at March 31, 2012 and 2011 was as follows:

	At March 31,
	2012	2011
	(In millions)
Promise(1)	¥—	¥16,281
Vietnam Export Import Commercial Joint Stock Bank.	12,825	9,251
POCKET CARD CO., LTD	9,754	7,336
NEC Capital Solutions Limited	7,390	7,352

(1)	The SMFG Group purchased the shares of Promise common stock through tender offer and made it a consolidated subsidiary on December 7, 2011. For further detail, refer to Note 48 “Acquisitions.”

There are no significant restrictions on the ability of associates or joint ventures to transfer funds to the SMFG Group in the form of cash dividends, repayment of loans and advances.

12	PROPERTY, PLANT AND EQUIPMENT

The table below shows the changes in property, plant and equipment for the fiscal years ended March 31, 2012 and 2011.

	Land	Buildings	Leased assets	Others	Total
	(In millions)
Cost	¥505,046	¥589,708	¥13,575	¥570,982	¥1,679,311
Accumulated depreciation and impairment losses	(7,837)	(337,587)	(4,029)	(336,687)	(686,140)

Net carrying amount at April 1, 2010	497,209	252,121	9,546	234,295	993,171

Additions	10,011	23,289	4,692	129,265	167,257
Acquisition of subsidiaries	461	1,910	728	1,966	5,065
Disposals	(2,673)	(2,389)	(401)	(5,365)	(10,828)
Depreciation	—	(18,830)	(3,473)	(54,309)	(76,612)
Impairment losses	(2,231)	(3,113)	—	(16)	(5,360)
Exchange differences	(559)	(457)	(5)	(2,605)	(3,626)
Other changes	(699)	21,283	(41)	(50,127)	(29,584)

Net carrying amount	501,519	273,814	11,046	253,104	1,039,483

Cost	510,874	614,043	19,781	618,674	1,763,372
Accumulated depreciation and impairment losses	(9,355)	(340,229)	(8,735)	(365,570)	(723,889)

Net carrying amount at March 31, 2011	501,519	273,814	11,046	253,104	1,039,483

Additions	1,473	27,659	1,149	89,955	120,236
Acquisition of subsidiaries	3,360	2,339	197	3,308	9,204
Disposals	(3,612)	(3,707)	(293)	(15,768)	(23,380)
Depreciation	—	(18,784)	(2,831)	(56,152)	(77,767)
Impairment losses	(751)	(2,927)	(76)	(3)	(3,757)
Exchange differences	(277)	(104)	2	(890)	(1,269)
Other changes	(8,575)	9,623	(14)	(18,778)	(17,744)

Net carrying amount	493,137	287,913	9,180	254,776	1,045,006

Cost	501,364	621,188	19,240	649,876	1,791,668
Accumulated depreciation and impairment losses	(8,227)	(333,275)	(10,060)	(395,100)	(746,662)

Net carrying amount at March 31, 2012	¥493,137	¥287,913	¥9,180	¥254,776	¥1,045,006

The impairment losses on property, plant and equipment are included in “Other expenses” in the consolidated income statement.

Others include equipment and furniture, which had net carrying amounts of ¥242,190 million and ¥248,639 million at March 31, 2012 and 2011, respectively.

The SMFG Group had ¥44,058 million and ¥8,786 million of contractual commitments to acquire property, plant and equipment at March 31, 2012 and 2011, respectively.

The carrying amount of items of property, plant and equipment on which there was a restriction on sale was ¥10,126 million and ¥12,005 million at March 31, 2012 and 2011, respectively.

The carrying amount of items of property, plant and equipment pledged as security for liabilities was ¥14,336 million and ¥15,019 million at March 31, 2012 and 2011, respectively.

13	LEASES

As Lessee

The SMFG Group leases land and buildings, office equipment, and other tangible and intangible assets from third parties under finance leases or operating leases.

The carrying amount of assets held under finance leases

The carrying amount of assets held under finance leases at March 31, 2012 and 2011 consisted of the following:

	At March 31,
	2012	2011
	(In millions)
Tangible assets:
Land and buildings	¥4,266	¥4,610
Other tangible assets(1)	4,914	6,436

Total(2)	9,180	11,046

Software	200	361

Total(3)	¥9,380	¥11,407

(1)	Other tangible assets include mainly equipment, machinery and vehicles.
(2)	Cross-reference to Leased assets in Note 12 “Property, Plant and Equipment.”
(3)	The SMFG Group has sublet leased assets classified as finance leases (the carrying amount of those assets is not included in table above). Future minimum sublease payments related to sublet leased assets are included in finance lease commitments.

Finance lease commitments

The total of future minimum lease payments and their present value under finance leases at March 31, 2012 and 2011 were as follows:

	At March 31,
	2012	2011
	(In millions)
Not later than one year	¥19,225	¥23,238
Later than one year and not later than five years	31,991	38,594
Later than five years	5,608	6,215

Total	56,824	68,047
Less: Future interest charges	(2,533)	(3,070)

Present value of finance lease commitments(1)	¥54,291	¥64,977

(1)	Present value of finance lease commitments is included in “Borrowings” in the consolidated statement of financial position. See Note 18 “Borrowings.”

At March 31, 2012 and 2011, the total amounts of future minimum sublease payments to be received under non-cancellable subleases were ¥45,552 million and ¥56,829 million, respectively.

Operating lease commitments

The total amounts of future minimum lease payments under non-cancellable operating leases at March 31, 2012 and 2011 were as follows:

	At March 31,
	2012	2011
	(In millions)
Not later than one year	¥42,247	¥34,805
Later than one year and not later than five years	114,998	91,538
Later than five years	179,414	175,511

Total future minimum lease payments under non-cancellable operating leases	¥336,659	¥301,854

For the fiscal years ended March 31, 2012, 2011 and 2010, ¥38,106 million, ¥30,360 million and ¥18,455 million were recognized as expenses in respect of lease and sublease agreements, of which ¥38,047 million, ¥30,303 million and ¥18,398 million related to minimum lease payments, and ¥59 million, ¥57 million and ¥57 million related to sublease payments, respectively. Lease expenses recognized in respect of lease and sublease agreements are included in “General and administrative expenses” in the consolidated income statement.

As Lessor

The SMFG Group leases assets to third parties under finance leases or operating leases, including machinery, equipment, aircraft, vessel and property.

Finance lease receivable

The gross investment in the lease, unearned finance income, present value of the minimum lease payments receivable and unguaranteed residual values under finance leases at March 31, 2012 and 2011 were as follows:

	At March 31, 2012
	Gross investment in the lease	Unearned finance income	Present value of the minimum lease payments receivable(1)	Unguaranteed residual values(1)
	(In millions)
Not later than one year	¥777,722	¥68,133	¥709,589	¥15,937
Later than one year and not later than five years	1,260,688	97,041	1,163,647	115,586
Later than five years	251,528	34,591	216,937	27,242

Total	¥2,289,938	¥199,765	¥2,090,173	¥158,765

	At March 31, 2011
	Gross investment in the lease	Unearned finance income	Present value of the minimum lease payments receivable(1)	Unguaranteed residual values(1)
	(In millions)
Not later than one year	¥820,899	¥72,426	¥748,473	¥21,293
Later than one year and not later than five years	1,344,722	107,421	1,237,301	114,948
Later than five years	260,862	36,895	223,967	31,830

Total	¥2,426,483	¥216,742	¥2,209,741	¥168,071

(1)	Present value of the minimum lease payments receivable and unguaranteed residual values are included in “Loans and advances” in the consolidated statement of financial position.

Accumulated allowance for uncollectible minimum lease payments receivable was ¥16,266 million and ¥27,976 million at March 31, 2012 and 2011, respectively.

Operating lease receivable

The total amount of the future minimum lease payments receivable under non-cancellable operating leases at March 31, 2012 and 2011 was as follows:

	At March 31,
	2012	2011
	(In millions)
Not later than one year	¥35,329	¥36,995
Later than one year and not later than five years	100,369	101,846
Later than five years	58,446	54,704

Total	¥194,144	¥193,545

14	INTANGIBLE ASSETS

Goodwill

The table below shows the changes in goodwill by business segment for the fiscal years ended March 31, 2012 and 2011.

	Commercial Banking	Securities	Leasing	Credit Card	Others	Total
	(In millions)
Gross amount of goodwill	¥11,197	¥256,936	¥102,710	¥260	¥5,458	¥376,561
Accumulated impairment losses	—	(10,067)	—	—	(3,992)	(14,059)

Net carrying amount at April 1, 2010	11,197	246,869	102,710	260	1,466	362,502

Acquisitions	—	—	—	5,000	1,884	6,884
Impairment losses	—	—	—	—	—	—

Net carrying amount	11,197	246,869	102,710	5,260	3,350	369,386
Gross amount of goodwill	11,197	256,936	102,710	5,260	7,342	383,445
Accumulated impairment losses	—	(10,067)	—	—	(3,992)	(14,059)

Net carrying amount at March 31, 2011	11,197	246,869	102,710	5,260	3,350	369,386

Acquisitions	—	—	—	—	56,692	56,692
Impairment losses	—	—	—	—	(1,884)	(1,884)

Net carrying amount	11,197	246,869	102,710	5,260	58,158	424,194
Gross amount of goodwill	11,197	256,936	102,710	5,260	64,034	440,137
Accumulated impairment losses	—	(10,067)	—	—	(5,876)	(15,943)

Net carrying amount at March 31, 2012	¥11,197	¥246,869	¥102,710	¥5,260	¥58,158	¥424,194

The impairment losses on goodwill are included in “Other expenses” in the consolidated income statement.

Changes in goodwill during the fiscal year ended March 31, 2012

During the fiscal year ended March 31, 2012, the SMFG Group recognized goodwill of ¥56,692 million in Others resulting from the acquisition of Promise, now known as SMBC Consumer Finance.

Changes in goodwill during the fiscal year ended March 31, 2011

During the fiscal year ended March 31, 2011, the SMFG Group recognized goodwill of ¥6,884 million, ¥5,000 million of which was for Credit Card resulting from the acquisition of Cedyna Financial Corporation.

Impairment testing of goodwill

(a)	Allocating goodwill to cash-generating units

For the purpose of impairment testing, goodwill is allocated to cash-generating units or group of cash-generating units, which represent the lowest level within the entity at which goodwill is monitored for internal purposes.

At March 31, 2012, the SMFG Group allocated goodwill to KUBC within Commercial Banking amounting to ¥11,197 million, to SMBC Friend Securities and SMBC Nikko Securities within Securities amounting to ¥74,616 million and ¥172,253 million, respectively, to SMFL within Leasing amounting to ¥102,710 million, and to Promise within Others amounting to ¥56,692 million.

At March 31, 2011, the SMFG Group allocated goodwill to KUBC within Commercial Banking amounting to ¥11,197 million, to SMBC Friend Securities and SMBC Nikko Securities within Securities amounting to ¥74,616 million and ¥172,253 million, respectively, and to SMFL within Leasing amounting to ¥102,710 million.

The aggregate amounts of other goodwill were ¥6,726 million and ¥8,610 million at March 31, 2012 and 2011, respectively, and they were not considered individually significant.

(b)	Timing of impairment tests

The SMFG Group performs impairment tests at least annually and whenever there is an indication that the cash-generating unit may be impaired.

(c)	Recoverable amount of cash-generating units

To determine whether an impairment loss shall be recognized, the carrying amount of a cash-generating unit is compared to its recoverable amount. The recoverable amount of a cash-generating unit is the higher of its fair value less costs to sell and its value in use.

Fair value less costs to sell: The fair value less costs to sell is determined using an observable market price for the cash-generating unit in the active market at the date of the impairment test. The SMFG Group determined the recoverable amount of KUBC for the fiscal year ended March 31, 2011 based on the fair value less costs to sell.

Value in use: The value in use is determined based on discounted future cash flows, which are based on the financial plans which have been approved by management and which are valid when the impairment test is performed. The financial plans are prepared taking into account the current economic and regulatory environment, direction of the regulation and business forecasts of the individual cash-generating units. The SMFG Group determined the recoverable amounts of the primary cash-generating units based on the value in use other than the recoverable amount of KUBC for the fiscal year ended March 31, 2011.

The financial plans, which are used to estimate the cash flow projections of the cash-generating units, cover three to five years. The cash flow projections beyond the period covered by the financial plans are extrapolated by applying the appropriate growth rates in perpetuity.

(d)	Key assumptions used in impairment testing

The key assumptions used for the value in use calculations for the fiscal years ended March 31, 2012 and 2011 were as follows:

	For the fiscal year ended March 31,
	2012						2011
	KUBC	SMBC Friend Securities	SMBC Nikko Securities	SMFL	Cedyna	Promise	SMBC Friend Securities	SMBC Nikko Securities	SMFL
Pre-tax discount rate	6.78%	8.01%	11.14%	9.50%	10.50%	11.81%	11.94%	15.77%	12.65%
Growth rate	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%

Management considers that the pre-tax discount rates and the growth rates are the most sensitive key assumptions to determine the value in use of the cash-generating units.

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

Management believes that there were no reasonably possible changes in any of the key assumptions that would lead to the recoverable amounts of the cash-generating units being below these carrying amounts for the fiscal years ended March 31, 2012 and 2011.

Other intangible assets

The table below shows the changes in other intangible assets for the fiscal years ended March 31, 2012 and 2011.

	Internally generated software	Purchased software	Contractual customer relationships	Trademarks	Other intangibles	Total
	(In millions)
Cost	¥280,176	¥128,642	¥86,066	¥37,055	¥16,278	¥548,217
Accumulated amortization and impairment losses	(154,263)	(38,992)	(2,869)	(1,853)	(2,507)	(200,484)

Net carrying amount at April 1, 2010	125,913	89,650	83,197	35,202	13,771	347,733

Additions	52,058	40,026	—	—	9,596	101,680
Acquisition of subsidiaries	—	25,886	10,264	253	632	37,035
Disposals	(192)	(1,582)	—	—	(20)	(1,794)
Amortization	(46,021)	(27,206)	(6,180)	(3,724)	(719)	(83,850)
Impairment losses	(2)	(35)	—	—	(22)	(59)
Exchange differences	(62)	(333)	—	—	—	(395)
Other changes	1,676	2,293	—	—	(4,028)	(59)

Net carrying amount	133,370	128,699	87,281	31,731	19,210	400,291

Cost	349,843	185,232	96,330	37,308	22,382	691,095
Accumulated amortization and impairment losses	(216,473)	(56,533)	(9,049)	(5,577)	(3,172)	(290,804)

Net carrying amount at March 31, 2011	133,370	128,699	87,281	31,731	19,210	400,291

Additions	64,474	32,311	—	—	4,596	101,381
Acquisition of subsidiaries	2,548	1,302	58,832	3,848	23	66,553
Disposals	(419)	(401)	—	—	(268)	(1,088)
Amortization	(47,485)	(33,252)	(7,246)	(3,827)	(613)	(92,423)
Impairment losses	—	(5)	—	—	(100)	(105)
Exchange differences	(10)	(36)	—	—	1	(45)
Other changes	2,316	(614)	—	—	(1,293)	409

Net carrying amount	154,794	128,004	138,867	31,752	21,556	474,973

Cost	430,080	195,202	155,162	41,156	24,589	846,189
Accumulated amortization and impairment losses	(275,286)	(67,198)	(16,295)	(9,404)	(3,033)	(371,216)

Net carrying amount at March 31, 2012	¥154,794	¥128,004	¥138,867	¥31,752	¥21,556	¥474,973

The impairment losses on intangible assets are included in “Other expenses” and the amortization expenses of intangible assets are included in “General and administrative expenses” in the consolidated income statement.

The SMFG Group had ¥503 million and ¥1,926 million of contractual commitments to acquire intangible assets at March 31, 2012 and 2011, respectively.

The amounts of research and development expenditure recognized as expenses for the fiscal years ended March 31, 2012, 2011 and 2010 were ¥291 million, ¥521 million and ¥267 million, respectively, and they were included in “General and administrative expenses” in the consolidated income statement.

Other intangibles at March 31, 2012 and 2011 include leasehold rights, amounting to ¥7,616 million and ¥7,700 million, respectively, which are rights to use land for the purpose of owning the buildings. Since the

SMFG Group has a long history of renewal, these contracts are not expected to be terminated in the foreseeable future. Leasehold rights are expected to generate cash flows for an indefinite period of time. They are not amortized but are tested for impairment annually, irrespective of whether there is any indication of impairment.

15	OTHER ASSETS

Other assets at March 31, 2012 and 2011 consisted of the following:

	At March 31,
	2012	2011
	(In millions)
Prepaid expenses	¥40,650	¥40,213
Accrued income	329,956	266,072
Receivables from unsettled regular way trades	1,034,097	873,461
Retirement benefit assets	180,911	142,211
Security deposits	120,637	117,627
Investment properties(1)	149,772	138,099
Others	511,277	346,387

Total other assets	¥2,367,300	¥1,924,070

(1)	Investment properties are carried at cost less accumulated depreciation and accumulated impairment losses. The fair values of investment properties were ¥143,722 million and ¥136,689 million at March 31, 2012 and 2011, respectively. The fair values were mainly determined based on market values provided by independent valuation appraisers having the appropriate recognized professional qualifications and recent experience in the locations and categories of properties being valued. Rental income from investment properties was ¥11,392 million, ¥10,871 million and ¥9,758 million for the fiscal years ended March 31, 2012, 2011 and 2010, respectively.

16	DEPOSITS

Deposits at March 31, 2012 and 2011 consisted of the following:

	At March 31,
	2012	2011
	(In millions)
Non-interest-bearing demand deposits	¥13,834,841	¥12,887,647
Interest-bearing deposits:
Demand deposits	35,149,464	33,437,191
Deposits at notice	4,497,785	4,931,392
Time deposits	26,863,517	26,882,486
Negotiable certificates of deposit	8,593,638	8,366,323
Others(1)	3,914,321	3,964,059

Total deposits	¥92,853,566	¥90,469,098

(1)	Others include, among other items, foreign currency deposits in domestic offices and Japanese yen accounts held by foreign depositors in domestic offices.

17	TRADING LIABILITIES

Trading liabilities at March 31, 2012 and 2011 consisted of the following:

	At March 31,
	2012	2011
	(In millions)
Debt instruments “short position”	¥2,171,010	¥1,622,849
Equity instruments “short position”	2,557	1,069

Total trading liabilities	¥2,173,567	¥1,623,918

Trading liabilities include the instruments classified as held for trading. Trading debt instruments mainly consist of Japanese government bonds. Trading equity instruments mainly consist of Japanese listed stocks.

18	BORROWINGS

Short-term borrowings and long-term borrowings (with original maturities of more than one year) at March 31, 2012 and 2011 consisted of the following:

		At March 31,
	Interest rate	2012	2011
		(In millions)
SMBC:
Short-term borrowings	0.10%-3.54%	¥3,151,463	¥4,084,858
Long-term borrowings:
Unsubordinated
Floating rate borrowing, payable in Japanese yen, due 2011-2030	0.05%-0.36%	77,332	53,145
Floating rate borrowing, payable in United States dollars, due 2014-2022	0.62%-1.12%	322,270	266,080
Other fixed or floating rate borrowing, due 2011-2026	0.10%-6.10%	85,421	10,048
Subordinated
Fixed rate borrowing, payable in Japanese yen, due 2011-2027	1.44%-4.50%	358,000	341,000
Floating rate borrowing, payable in Japanese yen, due 2012	1.64%-1.73%	5,000	5,000

Total SMBC		3,999,486	4,760,131

Other subsidiaries:
Short-term borrowings	0.05%-6.87%	3,241,091	4,401,984
Long-term borrowings:
Unsubordinated
Fixed rate borrowing, payable in Japanese yen, due 2011-2031	0.10%-5.65%	613,543	734,717
Fixed rate borrowing, payable in United States dollars, due 2011-2018	1.07%-5.68%	81,909	90,110
Fixed rate borrowing, payable in Thai baht, due 2011-2014	2.85%-6.30%	12,197	12,673
Fixed rate borrowing, payable in Chinese yuan, due 2011-2013	4.86%-6.10%	27,168	23,712
Floating rate borrowing, payable in Japanese yen, due 2011-2031	0.29%-3.44%	892,996	822,031
Floating rate borrowing, payable in United States dollars, due 2011-2017	0.54%-1.51%	44,084	29,565
Floating rate borrowing, payable in Chinese yuan, due 2011-2014	4.86%-7.32%	42,342	25,646
Floating rate borrowing, payable in Euros, due 2015	1.00%	50,411	—
Other fixed or floating rate borrowing, due 2011-2016	0.48%-8.95%	3,927	4,592
Subordinated
Floating rate borrowing, payable in Japanese yen, due 2015-2022	2.15%-3.29%	11,250	25,233

Total other subsidiaries		5,020,918	6,170,263

Liabilities associated with securitization transactions:
Fixed rate borrowing, payable in Japanese yen, due 2011-2046	0.47%-3.13%	1,233,810	1,390,107
Floating rate borrowing, payable in Japanese yen, due 2011-2039	0.43%-2.50%	104,353	162,880

Total liabilities associated with securitization transactions		1,338,163	1,552,987

Lease obligations	—	54,291	64,977

Total borrowings		¥10,412,858	¥12,548,358

The interest rates shown in the above table are the contractual rates in effect at March 31, 2012 and 2011, and thus do not represent the actual effective interest rates. Maturity information for certain subordinated borrowings is based on the date of callable option.

19	DEBT SECURITIES IN ISSUE

Debt securities in issue at March 31, 2012 and 2011 consisted of the following:

		At March 31,
	Interest rate	2012	2011
		(In millions)
SMBC:
Commercial paper	0.08%-1.02%	¥1,213,249	¥378,120
Bonds:
Bonds, payable in Japanese yen	0.00%-4.67%	1,253,026	1,257,486
Bonds, payable in United States dollars	1.51%-3.95%	572,761	289,857
Bonds, payable in Australian dollars	4.28%-5.76%	82,642	46,123
Subordinated bonds:
Subordinated bonds, payable in Japanese yen	0.44%-2.97%	1,930,059	1,813,353
Subordinated bonds, payable in United States dollars	4.85%-8.00%	208,595	91,320
Subordinated bonds, payable in Euros	4.00%-4.38%	117,246	125,593

Total SMBC		5,377,578	4,001,852

Other subsidiaries:
Commercial paper	0.11%-0.45%	1,530,415	1,641,214
Bonds:
Bonds, payable in Japanese yen	0.30%-8.15%	267,529	113,523
Bonds, payable in United States dollars	5.95%	41,638	—
Bonds, payable in Chinese yuan	2.50%-3.00%	6,520	—
Subordinated bonds:
Subordinated bonds, payable in Japanese yen	1.80%-4.50%	142,200	125,799
Other:
Liabilities to third parties under investment contracts	—	11,862	8,000

Total other subsidiaries		2,000,164	1,888,536

Total debt securities in issue		¥7,377,742	¥5,890,388

Interest rates represent the contractual interest rates that were applied at March 31, 2012 and 2011, and thus do not represent the actual effective interest rates.

Certain bonds are redeemable prior to maturity at the option of the SMFG Group.

20	PROVISIONS

The following table presents movements by class of provisions for the fiscal years ended March 31, 2012 and 2011.

	Provision for interest repayment	Other provisions	Total
	(In millions)
Balance at April 1, 2010	¥9,816	¥22,420	¥32,236

Additional provisions	27,790	5,475	33,265
Amounts used	(32,313)	(4,399)	(36,712)
Unused amounts reversed	(75)	(24)	(99)
Amortization of discount and effect of change in discount rate	(777)	171	(606)
Acquisition of subsidiaries	67,562	432	67,994
Others	216	59	275

Balance at March 31, 2011	72,219	24,134	96,353

Additional provisions	27,473	9,659	37,132
Amounts used	(66,121)	(6,712)	(72,833)
Unused amounts reversed	(293)	(2,076)	(2,369)
Amortization of discount and effect of change in discount rate	(266)	190	(76)
Acquisition of subsidiaries	367,221	—	367,221
Others	—	(78)	(78)

Balance at March 31, 2012	¥400,233	¥25,117	¥425,350

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

In January 2006, judicial decisions strictly interpreted the conditions under which consumer finance companies may retain gray zone interest. As a result, claims for refunds of gray zone interest have increased, and consumer finance companies have recorded a provision for claims for refunds of gray zone interest.

In December 2006, the Government of Japan made amendments to laws regulating money lenders to implement regulatory reforms affecting the consumer finance industry. As a result, in June 2010, the maximum legal interest rates on loans were reduced to the range of 15-20%, and gray zone interest was abolished.

The provision for interest repayment is calculated by estimating the future claims for the refund of gray zone interest, taking into account historical experience such as the number of customer claims for a refund, the amount of repayments and the customers’ characteristics, and the length of the period the claims are expected to be received in the future. The timing of the settlement of these claims is uncertain.

In December 2011, Promise, which is a consumer finance company in Japan and is now known as SMBC Consumer Finance, became a consolidated subsidiary of the SMFG Group. As a result, at March 31, 2012, the balance of the provision for interest repayment increased significantly. The amount at the acquisition date, arising from the consolidation, was included in Acquisition of subsidiaries in the table above for the fiscal year ended March 31, 2012.

Other Provisions

Other provisions include asset retirement obligations and provisions for reimbursement of deposits, loan commitments, product warranties and litigation claims. Most of these provisions occurred in the normal course of business and none of them were individually significant at March 31, 2012 and 2011.

21	OTHER LIABILITIES

Other liabilities at March 31, 2012 and 2011 consisted of the following:

	At March 31,
	2012	2011
	(In millions)
Accrued expenses	¥199,252	¥188,683
Unearned income	169,130	172,763
Financial guarantees and other credit-related contingent liabilities	117,900	74,728
Due to trust account	443,724	216,172
Payables from unsettled regular way trades	2,620,192	2,189,746
Payables related to credit card services	406,480	333,395
Obligations from factoring transactions	220,861	182,189
Retirement benefit liabilities	58,112	56,893
Guarantee deposits received	141,961	139,358
Others	1,024,178	868,239

Total other liabilities	¥5,401,790	¥4,422,166

22	DEFERRED INCOME TAX

The changes of net deferred tax assets and liabilities for the fiscal years ended March 31, 2012 and 2011 were as follows:

	For the fiscal year ended March 31,
	2012	2011
	(In millions)
At beginning of period	¥1,001,140	¥1,097,351
Deferred tax expense	(358,937)	(263,174)
Deferred tax relating to other comprehensive income:
Available-for-sale financial assets reserve	(41,194)	137,137
Exchange differences on translating the foreign operations reserve	(2,615)	9,383
Acquisitions of subsidiaries	(35,913)	20,130
Exchange differences and others	409	313

At end of period	¥562,890	¥1,001,140

The deferred tax assets and liabilities at March 31, 2012 and 2011 were attributable to the following items:

	At March 31,
	2012	2011
	(In millions)
Deferred tax assets:
Loans and advances	¥439,131	¥515,490
Investment securities	77,025	223,286
Derivative financial instruments	68,285	57,659
Tax losses carried forward	46,550	187,910
Retirement benefits	38,369	63,706
Other deductible temporary differences	123,538	143,326

Total deferred tax assets	792,898	1,191,377

Deferred tax liabilities:
Goodwill and intangible assets	63,132	31,157
Deposits	49,468	56,408
Investment securities	26,036	19,786
Lease transactions	25,332	31,919
Other taxable temporary differences	66,040	50,967

Total deferred tax liabilities	230,008	190,237

Total deferred tax assets—net(1)	¥562,890	¥1,001,140

(1)	Deferred tax assets and deferred tax liabilities were offset in the consolidated statement of financial position if the entity has a legally enforceable right to set off current tax assets against current tax liabilities, and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on the same taxable entity.

On December 2, 2011, the Government of Japan promulgated (i) an amendment to the Corporation Tax Act and (ii) the Act on Special Measures Concerning Securing Necessary Financial Resources for Funding the Restoration from the Great East Japan Earthquake. Those laws will (i) reduce the Japanese national corporation tax rate by 4.5 percentage points from fiscal years beginning April 1, 2012 but (ii) impose a 10% corporation surtax, i.e., an additional tax to be paid calculated as 10% of the corporation tax payable after the 4.5-percentage-point rate reduction, during the three fiscal years beginning April 1, 2012 through March 31, 2015. As a result, the effective statutory tax rate (including local taxes) of SMFG (currently 40.7%) would be reduced by approximately 2.7 percentage points during the three fiscal years beginning April 1, 2012 and by approximately 5.1 percentage points for the fiscal years beginning April 1, 2015.

The SMFG Group measured deferred tax assets and deferred tax liabilities at the tax rates that are expected to apply to the period when the assets are realized or the liabilities are settled, based on the tax rates that have been enacted or are substantively enacted at March 31, 2012. Accordingly, the tax rate reduction in Japan increased deferred tax expense by ¥104 billion for the fiscal year ended March 31, 2012.

The net deferred tax assets of the SMFG Group consist mainly of the net deferred tax assets of SMBC. At March 31, 2012 and 2011, SMBC recognized ¥462 billion and ¥820 billion of net deferred tax assets, including deferred tax assets recognized for the tax losses carried forward of ¥25 billion and ¥150 billion, respectively. Other major items, such as the deferred tax assets for loans and advances, derivative financial instruments or investment securities were generally related to the accumulated losses from the fair value change or the impairment of these assets which would be deductible for tax purposes in future periods. SMBC considers that it will be able to use most of the tax losses carried forward before expiration and other deductible temporary differences based mainly on taxable income expected to be generated in the future under business plans which management believes to be prudent and feasible. In SMFG’s other subsidiaries, deferred tax assets relating to tax losses carried forward and deductible temporary differences are recognized only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the deductible temporary differences can be utilized. No deferred tax assets were recognized in SMFG, SMBC and certain SMFG subsidiaries for the tax losses carried forward projected to expire, or for the deductible temporary differences estimated not to be realized due to the uncertainty of sufficient future taxable profit.

The following table shows the amounts of deductible temporary differences and tax losses carried forward by expiration date at March 31, 2012 and 2011 for which no deferred tax assets were recognized.

	At March 31,
	2012		2011
	(In millions)
Deductible temporary differences	¥561,054		¥236,327
Tax losses carried forward which will expire in 1 year	269,336	(1)	360
2 years	4,860		228,854	(1)
3 years	83,113		5,198
4 years	41		4,509
5 years	1,703		25,303
6 years	140,023		68,904
7 years	234,127		80,496
8 years	163,366		—
9 years and thereafter	282,233		307

Total deductible temporary differences and tax losses carried forward	¥1,739,856	(2)	¥650,258

(1)	The amount of unrecognized deferred tax assets for ¥269 billion and ¥229 billion of tax losses carried forward at March 31, 2012 and 2011 would be ¥17 billion and ¥11 billion, respectively, if recognized. The majority of these unrecognized deferred tax assets were for tax losses of enterprise taxes in Japan. Most of the other unrecognized deferred tax assets for temporary differences and tax losses carried forward at March 31, 2012 would be calculated using an applicable tax rate of 38.0% or 35.6%, if recognized.
(2)	The unrecognized deferred tax assets at March 31, 2012 increased mainly due to the acquisition of Promise on December 7, 2011. The amounts of deductible temporary differences and tax losses carried forward of Promise are included in the total amount at March 31, 2012.

In addition to the above table, the SMFG Group does not recognize deferred tax assets for deductible temporary differences related to investments in subsidiaries, associates and joint ventures where SMFG has no intention to reverse these differences in the foreseeable future. The amount of those deductible temporary differences was approximately ¥3,474 billion and ¥3,883 billion at March 31, 2012 and 2011, respectively. Most of the temporary differences were associated with investments in SMBC, which resulted from a statutory share transfer made at the establishment of SMFG in December 2002.

At March 31, 2012 and 2011, the amount of taxable temporary differences associated with investments in subsidiaries, associates and joint ventures for which deferred tax liabilities had not been recognized was approximately ¥369 billion and ¥353 billion, respectively. SMFG can control the timing of reversal of the temporary differences and it is probable that they will not be reversed in the foreseeable future.

Deferred tax expense for the fiscal years ended March 31, 2012 and 2011 was attributable to the following temporary differences and tax losses carried forward:

	For the fiscal year ended March 31,
	2012	2011
	(In millions)
Tax losses carried forward	¥(140,982)	¥(248,985)
Loans and advances	(111,162)	45,525
Investment securities	(108,754)	22,901
Retirement benefits	(25,552)	(24,083)
Derivative financial instruments	10,792	(19,720)
Goodwill and intangible assets	(9,316)	(17,308)
Deposits	6,940	(18,798)
Lease transactions	5,575	5,485
Other temporary differences—net	13,522	(8,191)

Total deferred tax expense	¥(358,937)	¥(263,174)

23	RETIREMENT BENEFITS

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

Retirement benefit trusts

SMBC and some of SMFG’s other subsidiaries in Japan established some retirement benefit trusts and contributed some of their marketable securities to these trusts in order to isolate these assets for retirement benefits by entering into contracts with trust banks. Retirement benefit trusts are voluntary funds that are used either to contribute assets to the Pension Funds or to directly settle retirement benefits. Among the SMFG Group, retirement benefit trusts are set up for the defined benefit pension plans which have the Pension Funds as described above, as well as for the lump-sum severance indemnity plans.

The assets retained in the retirement benefit trusts, as well as the assets retained in the Pension Funds, are held by an entity or a fund that is legally separated from the SMFG Group and exists solely to pay or fund retirement benefits. They are available to be used only to pay or fund retirement benefits, are not available to the SMFG Group’s own creditors even in bankruptcy and cannot be returned to the SMFG Group, unless either the remaining assets are sufficient to meet all the related obligations or the entities (funds) reimburse to the SMFG Group the retirement benefits which are already paid by the SMFG Group. Therefore, these assets are accounted for as plan assets.

The following tables provide detailed information for the defined benefit plans.

The amounts of the retirement benefit liabilities and the retirement benefit assets recognized in the consolidated statement of financial position at March 31, 2012 and 2011 were determined as follows:

	At March 31,
	2012	2011
	(In millions)
Present value of unfunded obligations	¥(39,690)	¥(37,364)
Present value of funded obligations	(1,044,139)	(967,496)
Fair value of plan assets	899,154	880,155

Net deficit	(184,675)	(124,705)

Unrecognized actuarial losses	307,776	210,534
Unrecognized past service cost	(302)	(511)

Net retirement benefit assets	¥122,799	¥85,318

Of which retirement benefit liabilities included in “Other liabilities”	¥(58,112)	¥(56,893)
Of which retirement benefit assets included in “Other assets”	¥180,911	¥142,211

The movements in the defined benefit obligations for the fiscal years ended March 31, 2012 and 2011 were as follows:

	For the fiscal year ended March 31,
	2012	2011
	(In millions)
At beginning of period	¥1,004,860	¥997,287
Current service cost	25,660	25,647
Interest cost	23,127	21,239
Actuarial losses (gains)	76,039	(1,995)
Benefits paid	(38,829)	(36,763)
Lump-sum payments	(17,998)	(16,211)
Past service cost	(1,265)	1,459
Acquisition and disposal of subsidiaries	15,008	20,960
Settlements	(2,174)	(6,533)
Others	(599)	(230)

At end of period	¥1,083,829	¥1,004,860

The movements in the fair value of plan assets for the fiscal years ended March 31, 2012 and 2011 were as follows:

	For the fiscal year ended March 31,
	2012	2011
	(In millions)
At beginning of period	¥880,155	¥888,577
Expected return on plan assets	36,521	41,225
Actuarial losses	(30,604)	(75,329)
Contributions by employer	43,887	45,646
Benefits paid	(38,829)	(36,763)
Acquisition and disposal of subsidiaries	7,996	16,830
Others	28	(31)

At end of period	¥899,154	¥880,155

The amounts recognized in “General and administrative expenses” in the consolidated income statement for the fiscal years ended March 31, 2012, 2011 and 2010 were as follows:

	For the fiscal year ended March 31,
	2012	2011	2010
	(In millions)
Current service cost	¥25,660	¥25,647	¥23,803
Interest cost	23,127	21,239	20,508
Expected return on plan assets	(36,521)	(41,225)	(31,366)
Amortization of actuarial losses	9,662	5,100	12,417
Amortization of past service cost	(1,474)	756	(83)
Losses (gains) on settlements	(297)	283	—

Total	¥20,157	¥11,800	¥25,279

The plan assets at March 31, 2012 and 2011 were composed as follows:

	At March 31,
	2012	2011
	(% of total fair value of plan assets)
Plan assets retained in the Pension Funds
Equity instruments	27.0%	27.6%
Debt instruments	25.2%	24.6%
General account of life insurance companies	5.6%	4.8%
Other short-term assets	9.7%	9.0%
Plan assets retained in the retirement benefit trusts
Japanese equity instruments	26.0%	27.9%
Other short-term assets	6.5%	6.1%

Total	100.0%	100.0%

The plan assets in the Pension Funds included the common stocks issued by the SMFG Group at March 31, 2012 and 2011. The amounts of these stocks were not significant.

The assets in retirement benefit trusts were primarily composed of Japanese equity instruments. The SMFG Group retained the voting rights of some of these equity instruments with fair values of ¥215,288 million and ¥220,775 million (23.9% and 25.1% of the total fair values of plan assets) at March 31, 2012 and 2011, respectively. The assets in retirement benefit trusts included common stocks issued by a subsidiary (THE MINATO BANK, LTD.) with a fair value of ¥25,487 million and ¥24,660 million (2.8% and 2.8% of the total fair values of plan assets) at March 31, 2012 and 2011, respectively. The SMFG Group retained the voting rights of these stocks (40.4% of the voting rights of THE MINATO BANK, LTD., for all periods presented). Refer to Note 47 “Principal Subsidiaries” for further information.

The principal actuarial assumptions used at March 31, 2012, 2011 and 2010 were as follows:

	At March 31,
	2012	2011	2010
Discount rates	1.8%	2.3%	2.1%
Expected rates of return on plan assets	4.1%	4.5%	4.2%
Expected rates of salary (benefit) increases	6.1%	5.9%	6.0%

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

The assumptions for future mortality are based on the official mortality table generally used for actuarial assumptions in Japan. Under the mortality table used at March 31, 2012, 2011 and 2010, the average remaining life expectancy of an individual retiring at age 60 was 22 years, 22 years and 21 years for males, respectively, and 28 years, 28 years and 27 years for females, respectively.

The actual returns on plan assets for the fiscal years ended March 31, 2012, 2011 and 2010 was a positive return of ¥5,917 million, a negative return of ¥34,104 million, and a positive return of ¥127,128 million, respectively.

The experience adjustments on the defined benefit obligations and plan assets at March 31, 2012, 2011, 2010 and 2009 were as follows:

	At March 31,
	2012	2011	2010	2009
	(In millions)
Present value of defined benefit obligations	¥(1,083,829)	¥(1,004,860)	¥(997,287)	¥(974,398)
Fair value of plan assets	899,154	880,155	888,577	737,978

Net deficit	¥(184,675)	¥(124,705)	¥(108,710)	¥(236,420)

Experience losses on defined benefit obligations	¥(2,993)	¥(4,242)	¥(8,524)	¥(3,125)
Experience losses on plan assets	(30,604)	(75,329)	(95,762)	(265,098)

Expected contribution

Expected contributions to the defined benefit plans for the fiscal year ending March 31, 2013 are ¥45,097 million.

Defined Contribution Plans

Some of SMFG’s subsidiaries provide defined contribution plans. The amounts recognized as expenses for the defined contribution plans were ¥4,416 million, ¥3,751 million and ¥2,958 million for the fiscal years ended March 31, 2012, 2011 and 2010, respectively, which were included in “General and administrative expenses” in the consolidated income statement.

Employees’ Pension Insurance Plan

In Japan, the national government operates the Employees’ Pension Insurance Plan which covers most of the private entities’ employees. The amounts of contributions charged to expense for the Employees’ Pension

Insurance Plan were ¥29,991 million, ¥27,898 million and ¥21,124 million for the fiscal years ended March 31, 2012, 2011 and 2010, respectively, which were included in “General and administrative expenses” in the consolidated income statement.

24	SHAREHOLDERS’ EQUITY

Common Stock

The changes in the number of issued shares of common stock and common stock held by SMFG or its consolidated subsidiaries and associates during the fiscal years ended March 31, 2012, 2011 and 2010 were as follows:

	For the fiscal year ended March 31,
	2012			2011			2010
	Outstanding	In treasury		Outstanding	In treasury		Outstanding	In treasury
At beginning of period	1,414,055,625	32,581,914		1,414,055,625	17,070,340		789,080,477	20,049,818
Issuance of common stock	—	—		—	—		588,631,300	—
Conversion of Type 4 preferred stock	—	—		—	—		36,343,848	—
Net change	—	30,357,645	(1)	—	15,511,574	(2)	—	(2,979,478)

At end of period	1,414,055,625	62,939,559		1,414,055,625	32,581,914		1,414,055,625	17,070,340

(1)	Includes an increase of 45,686,368 shares acquired mainly as consideration for the share exchange to make Promise a wholly-owned subsidiary of SMFG, and a decrease of 15,328,723 shares mainly delivered to shareholders of Cedyna by SMFG Card & Credit, a wholly-owned subsidiary of SMFG, as consideration for the share exchange executed on May 1, 2011.
(2)	Includes 15,479,400 shares acquired by SMFG Card & Credit in connection with making Cedyna a wholly-owned subsidiary of SMFG Card & Credit through a share exchange.

The total number of authorized shares of common stock was 3,000 million at March 31, 2012 and 2011 with no stated value. All issued shares are fully paid. The details of the stock options outstanding to subscribe for shares of SMFG common stock are described in Note 40 “Share-Based Payment.”

Preferred Stock

Preferred stock at March 31, 2012 and 2011 consisted of the following:

		Number of shares
	Aggregate amount	Authorized	Issued	Liquidation value per share
	(In millions)			(In yen)
At March 31, 2012:
Type 5 preferred stock	¥—	167,000	—	¥—
Type 6 preferred stock(1)	—	70,001	—	—
Type 7 preferred stock	—	167,000	—	—
Type 8 preferred stock	—	115,000	—	—
Type 9 preferred stock	—	115,000	—	—

At March 31, 2011:
Type 5 preferred stock	¥—	167,000	—	¥—
Type 6 preferred stock(1)	210,003	70,001	70,001	3,000,000
Type 7 preferred stock	—	167,000	—	—
Type 8 preferred stock	—	115,000	—	—
Type 9 preferred stock	—	115,000	—	—

(1)	SMFG acquired and cancelled all of the Type 6 preferred stocks on April 1, 2011.

The movement of preferred stock for the fiscal years ended March 31, 2012, 2011 and 2010 was as follows:

	Type 4 preferred stock		Type 6 preferred stock
	Aggregate amount	Number of shares	Aggregate amount	Number of shares
	(In millions)		(In millions)
Balance at April 1, 2009	¥100,200	33,400	¥210,003	70,001
Conversion to common stock	(100,200)	(33,400)	—	—

Balance at March 31, 2010	—	—	210,003	70,001

Balance at March 31, 2011	—	—	210,003	70,001

Acquisition and cancellation	—	—	(210,003)	(70,001)

Balance at March 31, 2012	¥—	—	¥—	—

All the preferred stocks have no stated value. The numbers in “Aggregate amount” in the table above represent the initial proceeds upon issuance.

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

On April 30, 2008, GS exercised its conversion rights with respect to 16,700 Type 4 preferred stock at a conversion price of ¥3,188. Pursuant to the conversion, SMFG issued 15,715,100 shares of its common stock. GS exercised its conversion rights with respect to the remaining Type 4 preferred stock on January 28, 2010, at a conversion price of ¥2,757. Pursuant to the conversion, SMFG issued 36,343,848 shares of its common stock. None of the Type 4 preferred stock was outstanding at March 31, 2012, 2011, and 2010.

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

On February 28, 2011, SMFG’s Board of Directors resolved at a meeting to acquire and cancel all of the issued Type 6 preferred stock (70,001 shares). Subsequent to the resolution, SMFG acquired and cancelled those preferred stocks on April 1, 2011.

Under IFRS, in accordance with the substance of the contractual arrangement, the Type 6 preferred stock was treated as equity in its entirety because there was no legally binding obligation to pay dividends or principal.

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

Restriction on the Payment of Dividends

The amount of the capital surplus and retained earnings of SMFG that can be paid out as dividends is subject to restrictions under the Companies Act. These amounts are calculated based on SMFG’s nonconsolidated statement of financial position prepared in accordance with Japanese GAAP. Therefore, the adjustments made to prepare the IFRS consolidated financial statements have no impact on the calculation. The total amount that SMFG can pay out as a dividend was ¥630 billion at March 31, 2012.

Other than the restriction by the Companies Act, SMFG is required to maintain a risk-weighted capital ratio above 8% (at least half of which must consist of core capital (“Tier I”), or a risk-weighted core capital ratio of 4%) as per the Banking Act of Japan (“Banking Act”). Therefore, SMFG would not be able to pay a dividend if the ratio were to fall below the minimum amount as a result of the payment of the dividends.

Since SMFG is a holding company, its earnings rely mostly on dividend income from SMBC, and SMFG’s other subsidiaries and associates. SMBC is subject to some restrictions on its dividend payment by the Companies Act and the Banking Act, similar to those applied to SMFG.

Other Reserves

Available-for-sale financial assets reserve

The available-for-sale financial assets reserve includes the accumulated gains and losses of available-for-sale financial assets excluding the amount reclassified to profit or loss when the assets are derecognized or impaired.

The movements of the available-for-sale financial assets reserve for the fiscal years ended March 31, 2012, 2011 and 2010 were as follows:

	For the fiscal year ended March 31,
	2012	2011	2010
	(In millions)
At beginning of period	¥465,185	¥663,907	¥349,213

Gains (losses) arising during the period, before tax	253,865	(349,080)	616,762
Income tax (expenses) benefits for changes arising during the period	(50,061)	142,268	(251,308)

Reclassification adjustments for (gains) losses included in net profit, before tax	(21,563)	10,957	(77,339)
Income tax expenses (benefits) for reclassification adjustments	8,867	(5,131)	31,362

Amount attributable to non-controlling interests	(6,167)	2,543	(9,012)
Share of other comprehensive income (loss) of associates and joint ventures	(195)	(279)	4,229

At end of period	¥649,931	¥465,185	¥663,907

Exchange differences on translating the foreign operations reserve

Exchange differences on translating the foreign operations reserve include foreign exchange differences arising from the translation of the net assets of foreign operations from their functional currencies to the SMFG Group’s presentation currency, Japanese yen.

The movements of exchange differences on translating the foreign operations reserve for the fiscal years ended March 31, 2012, 2011 and 2010 were as follows:

	For the fiscal year ended March 31,
	2012	2011	2010
	(In millions)
At beginning of period	¥(184,402)	¥(108,618)	¥(120,897)

Losses arising during the period, before tax	(34,781)	(121,593)	(15,009)
Income tax (expenses) benefits for losses arising during the period	(503)	9,383	59

Reclassification adjustments for (gains) losses included in net profit, before tax	7,350	(505)	2
Income tax benefits for reclassification adjustments	(2,112)	—	—

Amount attributable to non-controlling interests	4,331	40,877	21,496
Share of other comprehensive income (loss) of associates and joint ventures	(2,637)	(3,946)	5,731

At end of period	¥(212,754)	¥(184,402)	¥(108,618)

25	NON-CONTROLLING INTERESTS

Non-controlling interests at March 31, 2012 and 2011 consisted of the following:

	At March 31,
	2012	2011
	(In millions)
Preferred securities issued by subsidiaries	¥1,588,893	¥1,593,619
Others(1)	461,833	455,043

Total non-controlling interests	¥2,050,726	¥2,048,662

(1)	For the fiscal year ended March 31, 2012, the SMFG Group recognized the decrease of equity by ¥15 billion from the transactions with non-controlling interests that do not result in a loss of control. Most of the decrease was recognized by the share exchange transaction made in May 2011 to make Cedyna a wholly-owned subsidiary. By this exchange, ¥36 billion of treasury stocks were exchanged with non-controlling interests of Cedyna.

Preferred securities issued by subsidiaries consisted of the following:

	At March 31,
	2012	2011
	(In millions)
Issued by SMFG’s subsidiaries, other than SMBC:
SMFG Preferred Capital USD 1 Limited (non-cumulative step-up perpetual preferred securities)	¥53,314	¥53,976
SMFG Preferred Capital GBP 1 Limited (non-cumulative step-up perpetual preferred securities)	9,657	9,850
SMFG Preferred Capital JPY 1 Limited (non-cumulative perpetual preferred securities)	135,000	135,000
SMFG Preferred Capital USD 2 Limited (non-cumulative perpetual preferred securities)	147,834	149,670
SMFG Preferred Capital USD 3 Limited (non-cumulative step-up perpetual preferred securities)	110,876	112,253
SMFG Preferred Capital GBP 2 Limited (non-cumulative step-up perpetual preferred securities)	32,812	33,470
SMFG Preferred Capital JPY 2 Limited
Series A (non-cumulative step-up perpetual preferred securities)	113,000	113,000
Series B (non-cumulative perpetual preferred securities)	140,000	140,000
Series C (non-cumulative perpetual preferred securities)	140,000	140,000
Series D (non-cumulative perpetual preferred securities)	145,200	145,200
Series E (non-cumulative perpetual preferred securities)	33,000	33,000
Series F (non-cumulative perpetual preferred securities)	2,000	2,000
Series G (non-cumulative perpetual preferred securities)	125,700	125,700
SMFG Preferred Capital JPY 3 Limited
Series A (non-cumulative step-up perpetual preferred securities)	99,000	99,000
Series B (non-cumulative perpetual preferred securities)	164,500	164,500
Series C (non-cumulative perpetual preferred securities)	79,500	79,500
Series D (non-cumulative perpetual preferred securities)	45,000	45,000
Issued by a subsidiary of Kansai Urban Banking Corporation:
KUBC Preferred Capital Cayman Limited (non-cumulative step-up perpetual preferred securities)(1)	12,500	12,500

Preferred securities issued by subsidiaries	¥1,588,893	¥1,593,619

(1)	On May 14, 2012, KUBC announced that the preferred securities issued by KUBC Preferred Capital Cayman Limited would be redeemed in full amount on July 25, 2012.

26	NET INTEREST INCOME

Net interest income for the fiscal years ended March 31, 2012, 2011 and 2010 consisted of the following:

	For the fiscal year ended March 31,
	2012	2011	2010
	(In millions)
Interest income from:
Deposits with banks	¥28,159	¥18,468	¥14,596
Call loans and bills bought	14,350	9,274	7,452
Reverse repurchase agreements and cash collateral on securities borrowed	15,119	13,646	9,436
Investment securities	137,953	154,731	150,857
Loans and advances	1,514,750	1,524,062	1,583,706

Total interest income	1,710,331	1,720,181	1,766,047

Interest expense from:
Deposits	129,463	134,484	173,374
Call money and bills sold	3,563	3,838	6,247
Repurchase agreements and cash collateral on securities lent	10,566	11,604	7,546
Borrowings	83,490	85,475	79,304
Debt securities in issue	85,795	74,944	78,328
Others	754	711	2,011

Total interest expense	313,631	311,056	346,810

Net interest income	¥1,396,700	¥1,409,125	¥1,419,237

Interest income recorded on impaired financial assets was ¥28,971 million, ¥33,176 million and ¥29,442 million for the fiscal years ended March 31, 2012, 2011 and 2010, respectively.

27	NET FEE AND COMMISSION INCOME

Net fee and commission income for the fiscal years ended March 31, 2012, 2011 and 2010 consisted of the following:

	For the fiscal year ended March 31,
	2012	2011	2010
	(In millions)
Fee and commission income from:
Loans	¥83,919	¥75,860	¥81,174
Credit card business	210,449	181,160	143,987
Guarantees	41,059	28,779	11,823
Securities-related business	80,965	61,467	43,164
Deposits	16,802	16,256	15,819
Remittances and transfers	125,796	126,916	124,917
Safe deposits	6,324	6,508	6,685
Trust fees	1,373	2,328	1,779
Investment trusts	142,941	163,708	96,258
Agency	18,897	18,056	14,763
Others	140,882	125,666	110,068

Total fee and commission income	869,407	806,704	650,437

Fee and commission expense from:
Remittances and transfers	33,114	34,062	31,086
Guarantees	18,487	21,645	16,268
Others	80,961	76,853	74,362

Total fee and commission expense	132,562	132,560	121,716

Net fee and commission income	¥736,845	¥674,144	¥528,721

28	NET TRADING INCOME

Net trading income for the fiscal years ended March 31, 2012, 2011 and 2010 consisted of the following:

	For the fiscal year ended March 31,
	2012	2011	2010
	(In millions)
Interest rate	¥131,736	¥205,102	¥106,562
Foreign exchange	37,951	104,037	104,929
Equity	14,790	17,243	36,969
Credit	(1,907)	(2,543)	53,203
Others(1)	(274)	640	28,467

Total net trading income	¥182,296	¥324,479	¥330,130

(1)	Others for the fiscal year ended March 31, 2010 include the change in fair value of the derivative embedded in the Type 4 preferred stock.

Net trading income includes income and losses from trading assets and liabilities, and derivative financial instruments.

29	NET INCOME FROM FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

Net income from financial assets at fair value through profit or loss for the fiscal years ended March 31, 2012, 2011 and 2010 consisted of the following:

	For the fiscal year ended March 31,
	2012	2011	2010
	(In millions)
Net income from debt instruments	¥34,334	¥29,150	¥65,403
Net income (loss) from equity instruments	(600)	966	10,176

Total net income from financial assets at fair value through profit or loss	¥33,734	¥30,116	¥75,579

30	NET INVESTMENT INCOME

Net investment income for the fiscal years ended March 31, 2012, 2011 and 2010 consisted of the following:

	For the fiscal year ended March 31,
	2012	2011	2010
	(In millions)
Net gain from disposal of debt instruments	¥149,484	¥141,982	¥61,541
Net gain from disposal of equity instruments	11,657	20,779	58,627
Dividend income	78,224	73,150	58,384

Total net investment income	¥239,365	¥235,911	¥178,552

31	OTHER INCOME

Other income for the fiscal years ended March 31, 2012, 2011 and 2010 consisted of the following:

	For the fiscal year ended March 31,
	2012	2011	2010
	(In millions)
Income from operating leases	¥72,483	¥63,199	¥56,121
Gains on disposal of assets leased	24,977	6,774	10,344
Income related to IT solution services	39,648	43,775	44,319
Gains on disposal of property, plant and equipment and other intangible assets	2,741	885	17,179
Reversal of impairment losses of investments in associates and joint ventures	19,333	13,533	19,832
Gains on step acquisition of subsidiaries	27,491	15,623	—
Others	58,890	60,681	84,539

Total other income	¥245,563	¥204,470	¥232,334

32	IMPAIRMENT CHARGES ON FINANCIAL ASSETS

Impairment charges on financial assets for the fiscal years ended March 31, 2012, 2011 and 2010 consisted of the following:

	For the fiscal year ended March 31,
	2012	2011	2010
	(In millions)
Loans and advances(1)	¥144,022	¥259,292	¥215,886
Available-for-sale financial assets	140,288	174,636	42,755

Total impairment charges on financial assets	¥284,310	¥433,928	¥258,641

(1)	Cross-reference to provision for loan losses in Note 10 “Loans and Advances.”

33	GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses for the fiscal years ended March 31, 2012, 2011 and 2010 consisted of the following:

	For the fiscal year ended March 31,
	2012	2011	2010
	(In millions)
Personnel expenses	¥612,512	¥577,970	¥511,075
Depreciation and amortization	121,611	112,618	107,054
Rent and lease expenses	105,196	92,160	77,715
Building and maintenance expenses	8,283	10,186	9,176
Supplies expenses	14,192	15,135	14,797
Communication expenses	34,170	33,538	23,939
Publicity and advertising expenses	41,957	40,213	35,315
Taxes and dues	56,582	56,648	51,020
Outsourcing expenses	85,196	79,525	68,715
Premiums for deposit insurance	59,600	57,637	53,799
Office equipment expenses	32,201	29,234	22,537
Others	195,205	188,682	121,815

Total general and administrative expenses	¥1,366,705	¥1,293,546	¥1,096,957

34	OTHER EXPENSES

Other expenses for the fiscal years ended March 31, 2012, 2011 and 2010 consisted of the following:

	For the fiscal year ended March 31,
	2012	2011	2010
	(In millions)
Cost of operating leases	¥46,278	¥36,652	¥30,487
Losses on disposal of assets leased	20,678	2,599	6,948
Cost related to IT solution services	98,914	95,625	95,342
Losses on disposal of property, plant and equipment and other intangible assets	6,541	5,813	4,497
Impairment losses of property, plant and equipment	3,757	5,360	9,899
Impairment losses of intangible assets	1,989	59	6,184
Losses on sale of investments in subsidiaries and associates	439	138	9,412
Impairment losses of investments in associates and joint ventures	656	16,837	18,134
Others	60,040	49,209	55,857

Total other expenses	¥239,292	¥212,292	¥236,760

35	INCOME TAX EXPENSE

The detail of income tax expense for the fiscal years ended March 31, 2012, 2011 and 2010 was as follows:

	For the fiscal year ended March 31,
	2012	2011	2010
	(In millions)
Current tax:
Charge for period	¥102,257	¥97,991	¥102,050
Deferred tax:
Origination and reversal of temporary differences	243,205	262,877	345,809
Changes in Japanese corporation tax rates(1)	103,944	—	—
Change in the write-down of deferred tax assets on the current fiscal year income tax expense	11,788	297	40,182

Total deferred tax expense	358,937	263,174	385,991

Total income tax expense	¥461,194	¥361,165	¥488,041

(1)	See Note 22 “Deferred Income Tax” for further information on changes in Japanese corporation tax rates.

The following table shows the reconciliations of the effective income tax rates for the fiscal years ended March 31, 2012, 2011 and 2010.

	For the fiscal year ended March 31,
	2012	2011	2010
	(In millions, except percentages)
Profit before tax	¥919,192	¥932,683	¥1,134,734
Income tax expense	461,194	361,165	488,041
Effective income tax rate	50.2%	38.7%	43.0%

Statutory tax rate in Japan(1)	40.7%	40.7%	40.7%
Changes in Japanese corporation tax rates	11.3%	—	—
Effect of the change in the write-down of deferred tax assets on the current fiscal year income tax expense	1.3%	0.1%	3.5%
Nontaxable dividends received	(1.2%)	(1.0%)	(0.1%)
Tax impact of share of post-tax losses in associates and joint ventures	1.1%	0.2%	1.1%
Gains on step acquisition of subsidiaries which were not taxable	(1.1%)	(0.7%)	—
Tax impact of impairment losses and reversal of impairment losses for investments in associates and joint ventures—net	(0.8%)	0.1%	(0.1%)
Income from derivative and liability component of Type 4 preferred stock which was not taxable	—	—	(0.7%)
Others—net	(1.1%)	(0.7%)	(1.4%)

Effective income tax rate	50.2%	38.7%	43.0%

(1)	The statutory tax rate in Japan is the aggregate of the effective corporate tax rate of 27.9%, the effective inhabitant tax rate of 5.8% and the effective enterprise tax rate of 7.0%, which is payable by corporate entities on taxable profits under the tax laws in Japan. It will change from the fiscal year beginning April 1, 2012 reflecting the changes in Japanese corporation tax rates as mentioned in Note 22 “Deferred Income Tax.”

36	EARNINGS PER SHARE

The following tables show the income and share data used in the basic and diluted earnings per share calculations for the fiscal years ended March 31, 2012, 2011 and 2010.

	For the fiscal year ended March 31,
	2012	2011	2010
	(In millions, except number of shares and per share data)
Basic:
Profit attributable to shareholders of SMFG	¥345,430	¥464,007	¥528,692
Dividend payable on preferred stock classified as equity	—	(6,195)	(8,450)

Profit attributable to the common shareholders of SMFG	¥345,430	¥457,812	¥520,242

Weighted average number of common stock in issue (in thousands of shares)	1,387,405	1,394,391	1,017,066

Basic earnings per share	¥248.98	¥328.32	¥511.51

	For the fiscal year ended March 31,
	2012	2011	2010
	(In millions, except number of shares and per share data)
Diluted:
Profit attributable to the common shareholders of SMFG	¥345,430	¥457,812	¥520,242
Dividend payable on preferred stock classified as equity	—	—	2,255
Dilutive impact of convertible instruments issued by subsidiary	(896)	—	—
Net profit on the liability component of Type 4 preferred stock	—	—	(20,165)

Net profit used to determine diluted earnings per share	¥344,534	¥457,812	¥502,332

Weighted average number of common stock in issue (in thousands of shares)	1,387,405	1,394,391	1,017,066
Adjustments for stock options (in thousands of shares)	244	68	—
Adjustments for preferred stock (in thousands of shares)	—	—	26,005

Weighted average number of common stock for diluted earnings per share (in thousands of shares)	1,387,649	1,394,459	1,043,071

Diluted earnings per share	¥248.29	¥328.31	¥481.59

Stock options granted to certain directors and employees of SMBC before the establishment of SMFG have an effect on the potential common stock. Those stock options were antidilutive and not included in the calculation of diluted earnings per share for the fiscal years ended March 31, 2012, 2011 and 2010. The details of stock options are described in Note 40 “Share-Based Payment.”

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

The following table shows the carrying amount of financial assets which were transferred, but did not qualify for derecognition and their associated financial liabilities.

	At March 31,
	2012		2011
	Carrying amount of assets	Associated liabilities	Carrying amount of assets	Associated liabilities
	(In millions)
Nature of transaction:
Repurchase agreements and securities lending transactions	¥6,861,236	¥6,856,937	¥5,823,127	¥5,804,901
Loans and advances	63,609	43,477	93,189	63,812

Total	¥6,924,845	¥6,900,414	¥5,916,316	¥5,868,713

38	ASSETS PLEDGED AND RECEIVED AS COLLATERAL

Assets Pledged

The carrying amounts of assets pledged as collateral at March 31, 2012 and 2011 were as follows:

	At March 31,
	2012	2011
	(In millions)
Cash and deposits with banks	¥318,376	¥35,847
Call loans and bills bought	490,255	327,259
Trading assets	3,805,912	2,745,308
Financial assets at fair value through profit or loss	1,386,242	1,320,927
Held-to-maturity investments	5,163,048	4,061,049
Available-for-sale financial assets	24,998,239	23,858,052
Loans and advances	2,700,373	2,277,458
Property, plant and equipment	14,336	15,019
Other assets	329,394	222,217

Total	¥39,206,175	¥34,863,136

The SMFG Group pledges assets as collateral to secure payables under repurchase agreements, securities lending transactions and securitizations, borrowings or for cash settlements, variation margins on futures markets and certain other purposes. These transactions are conducted under terms that are usual and customary to standard contracts.

Unsecured loaned securities for which the borrowers have the right to sell or repledge were ¥7,216,071 million and ¥6,158,772 million at March 31, 2012 and 2011, respectively.

For the reserve funds with the Bank of Japan and other reserve deposits for foreign offices maintained by the SMFG Group, refer to Note 5 “Cash and Deposits with Banks.”

Assets Received as Collateral

Under certain transactions, including reverse repurchase agreements, securities borrowing, and discounting of bills, the SMFG Group is permitted to resell or repledge the collateral held in the absence of default by the owner of the collateral. These transactions are conducted under terms that are usual and customary for standard contracts. The fair values of securities and bills accepted as collateral were ¥5,947,179 million and ¥5,992,194 million at March 31, 2012 and 2011, respectively. As to the securities received in the reverse repurchase agreements and securities borrowing transactions, the SMFG Group has the obligation to return equivalent securities upon completion of the transactions. The fair value of securities sold or repledged to others was ¥4,200,677 million and ¥4,608,606 million at March 31, 2012 and 2011, respectively.

39	DEFERRED DAY ONE PROFIT AND LOSS

The aggregate deferred day one profit and loss yet to be recognized in profit or loss at the beginning and end of the fiscal years ended March 31, 2012 and 2011, and reconciliation of the changes in the balances were as follows:

	For the fiscal year ended March 31,
	2012	2011
	(In millions)
Balance at beginning of period	¥4,051	¥6,546
Released to profit or loss	(2,261)	(2,495)

Balance at end of period	¥1,790	¥4,051

The SMFG Group has entered into transactions where the fair value is determined using valuation techniques for which not all inputs are observable in the market. The difference between the transaction price and the fair value that would be determined at initial recognition using a valuation technique is referred to as “day one profit and loss,” which is not recognized immediately in the consolidated income statement. The table above shows the “day one profit and loss” balances, all of which are derived from financial assets at fair value through profit or loss. The release to profit or loss is due to the amortization of the deferred day one profit and loss over the life of the instruments. See Note 44 “Fair Value of Financial Assets and Liabilities” for additional information.

40	SHARE-BASED PAYMENT

Before the establishment of SMFG in December 2002, SMBC granted common stock options to certain directors and employees of SMBC. When SMFG was established, SMFG took over the obligations related to the stock options from SMBC (“Pre-2002 stock option”). SMFG elected not to apply IFRS 2 “Shared-based Payments” to those stock options because they were granted and vested prior to the date of transition to IFRS, April 1, 2008.

In June 2010, a resolution was passed at the general meeting of shareholders to introduce the compensation-type stock options to directors, corporate auditors, and executive officers of SMFG and SMBC (“SMFG Stock Acquisition Rights”). This serves as an incentive for them to further contribute to the equity appreciation and achieve better corporate performance through sharing the benefits and risks of the share price performance with the shareholders. These changes reflected a review of the compensation system where the retirement benefit for directors, corporate auditors and executive officers was abolished. The following table provides an overview of the significant terms and conditions of these stock option plans.

	Title of grantees	Exercise period	Requisite service period	Method of settlement
Pre-2002 stock option	Directors and employees of SMFG and SMBC	June 28, 2004 to June 27, 2012	Not applicable	Common stock of SMFG
SMFG Stock Acquisition Rights	Directors, corporate auditors and executive officers of SMFG and SMBC	Not exceeding 30 years from the date of allocation of stock acquisition rights(1)	One year from the date of the ordinary general meeting of shareholders of SMFG to the closing of the next ordinary general meeting of shareholders of SMFG	Common stock of SMFG

(1)	A stock acquisition rights holder can exercise the rights from the day they are relieved of their positions either as a director, a corporate auditor or an executive officer (“Start of Exercise Date”) to 20 years from the Start of Exercise Date.

The number and the weighted average exercise prices of stock options for the fiscal years ended on March 31, 2012 and 2011 were as follows:

	For the fiscal year ended March 31,
	2012		2011
	Number of options(1)	Weighted average exercise price	Number of options(1)	Weighted average exercise price
Outstanding at beginning of period	210,700	¥3,412	108,100	¥6,649
Granted	268,200	1	102,600	1
Exercised	(500)	1	—	—
Forfeited	(3,900)	1	—	—

Outstanding at end of period	474,500	¥1,516	210,700	¥3,412

Exercisable at end of period	139,800	¥5,142	108,100	¥6,649

(1)	Number of options is the number of SMFG’s common stock granted by the exercise of stock options.

The weighted average stock price at the date of exercise was ¥2,336 for the fiscal year ended March 31, 2012.

Summarized information about stock options outstanding at March 31, 2012 and 2011 was as follows:

		At March 31,
		2012		2011
	Exercise price	Number of options	Remaining contractual lives in years	Number of options	Remaining contractual lives in years
Pre-2002 stock option	¥6,649	108,100	0.3	108,100	1.3
SMFG Stock Acquisition Rights	¥1	366,400	29.1	102,600	29.4

The amounts of stock options recognized as expenses were measured based on the fair value of stock options granted, which were ¥431 million and ¥180 million for the fiscal years ended March 31, 2012 and 2011, respectively, and included in “General and administrative expenses” in the consolidated income statement. The fair value at the measurement date and the assumptions used to estimate the fair value of SMFG Stock Acquisition Rights granted for the fiscal years ended March 31, 2012 and 2011 were as follows:

	For the fiscal year ended March 31,
	2012	2011
Fair value at measurement date	¥1,872	¥2,215
Valuation technique	Black-Scholes option-pricing model	Black-Scholes option-pricing model
Stock price	¥2,239	¥2,587
Exercise price	¥1	¥1
Expected volatility	51.64%(1)	51.44%(2)
Expected remaining life(3)	4 years	4 years
Expected dividends	¥ 100 per share(4)	¥ 100 per share(5)
Risk free interest rate(6)	0.30%	0.23%

(1)	Calculated based on the actual stock prices during the 4 years from August 17, 2007 to August 16, 2011.
(2)	Calculated based on the actual stock prices during the 4 years from August 14, 2006 to August 13, 2010.
(3)	The average expected remaining life could not be estimated rationally due to insufficient amount of data. Therefore, it was estimated based on average remaining service life of directors of SMFG and its consolidated subsidiaries.
(4)	Expected dividends are based on the actual dividends on common stock for the fiscal year ended March 31, 2012.
(5)	Expected dividends are based on the actual dividends on common stock for the fiscal year ended March 31, 2011.
(6)	Japanese government bond yield corresponding to the average expected remaining life.

41	DIVIDENDS PER SHARE

The dividends recognized by the SMFG Group for the fiscal years ended March 31, 2012, 2011 and 2010 were as follows:

	Dividends per share	Aggregate amount
	(In yen)	(In millions)
For the fiscal year ended March 31, 2012:
Common stock	¥100	¥138,913
1st series Type 6 preferred stock	44,250	3,098

For the fiscal year ended March 31, 2011:
Common stock	¥105	¥146,683
1st series Type 6 preferred stock	88,500	6,195

For the fiscal year ended March 31, 2010:
Common stock	¥65	¥60,471
1st to 12th series Type 4 preferred stock	135,000	4,509
1st series Type 6 preferred stock	88,500	6,195

On June 28, 2012, the general meeting of shareholders approved a dividend of ¥50 per share of common stock totaling ¥67,556 million in respect of the fiscal year ended March 31, 2012. The consolidated financial statements for the fiscal year ended March 31, 2012 do not include this dividend payable.

42	CONTINGENCY AND CAPITAL COMMITMENTS

Legal Proceedings

The SMFG Group is engaged in various legal proceedings in Japan and a number of overseas jurisdictions, involving claims by and against it, which arise in the normal course of business. The SMFG Group does not expect that the outcome of these proceedings will have a significant adverse effect on the consolidated financial statements of the SMFG Group. The SMFG Group has recorded adequate provisions in “Other provisions” in Note 20 “Provisions” with respect to litigation arising out of normal business operations. The SMFG Group has not disclosed any contingent liability associated with these legal actions because it can not reliably be estimated.

Capital Commitments

At March 31, 2012 and 2011, the SMFG Group had ¥503 million and ¥1,926 million, respectively, of contractual commitments to acquire intangible assets, such as software. In addition, the SMFG Group had ¥44,058 million and ¥8,786 million of contractual commitments to acquire property, plant and equipment at March 31, 2012 and 2011, respectively. The SMFG Group’s management is confident that future net revenues and funding will be sufficient to cover these commitments.

Loan Commitments

Loan commitment contracts on overdrafts and loans are agreements to lend to customers, up to a prescribed amount, as long as there is no violation of any condition established in the contracts. Since many of these loan commitments are expected to expire without being drawn down, the total amount of unused commitments does not necessarily represent an actual future cash flow requirement. Many of these loan commitments include clauses under which the SMFG Group can reject an application from customers or reduce the contract amounts in the event that economic conditions change, the SMFG Group needs to secure claims, or other events occur.

Financial Guarantees and Other Credit-Related Contingent Liabilities

Financial guarantees are contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due, in accordance with the terms of the debt instrument. Other credit-related contingent liabilities include performance bonds, which are contracts that provide compensation if another party fails to perform the contractual obligation.

The table below shows the nominal amounts of undrawn loan commitments, financial guarantees and other credit-related contingent liabilities at March 31, 2012 and 2011.

	At March 31,
	2012	2011
	(In millions)
Loan commitments	¥44,064,283	¥42,743,780
Financial guarantees and other credit-related contingent liabilities	5,320,993	4,810,931

Total	¥49,385,276	¥47,554,711

43	ANALYSIS OF FINANCIAL ASSETS AND LIABILITIES BY MEASUREMENT BASIS

After initial recognition, financial assets and liabilities are measured either at fair value or amortized cost, within the measurement categories as defined in IAS 39. The summary of significant accounting policies in Note 2 describes how these categories of financial assets and liabilities are measured, and how income and expenses are recognized either in profit or loss, or in other comprehensive income. The following table presents the carrying amounts of the financial assets and liabilities, by category and by line item, of the consolidated statement of financial position.

	At March 31, 2012
	Financial assets and liabilities at fair value through profit or loss	Held-to-maturity investments	Loans and receivables	Available-for-sale financial assets	Financial liabilities measured at amortized cost	Total
	(In millions)
Financial assets:
Cash and deposits with banks	¥—	¥—	¥8,050,562	¥—	¥—	¥8,050,562
Call loans and bills bought	—	—	1,297,082	—	—	1,297,082
Reverse repurchase agreements and cash collateral on securities borrowed	—	—	4,937,025	—	—	4,937,025
Trading assets	4,461,258	—	—	—	—	4,461,258
Derivative financial instruments	5,901,526	—	—	—	—	5,901,526
Financial assets at fair value through profit or loss	2,150,409	—	—	—	—	2,150,409
Investment securities	—	5,277,268	—	32,046,832	—	37,324,100
Loans and advances(1)	14,273	—	72,522,540	—	—	72,536,813
Other financial assets(2)	—	—	1,899,432	—	—	1,899,432

Total	¥12,527,466	¥5,277,268	¥88,706,641	¥32,046,832	¥—	¥138,558,207

Financial liabilities:
Deposits(1)	¥(2,901)	¥—	¥—	¥—	¥92,856,467	¥92,853,566
Call money and bills sold	—	—	—	—	2,144,600	2,144,600
Repurchase agreements and cash collateral on securities lent	—	—	—	—	7,487,633	7,487,633
Trading liabilities	2,173,567	—	—	—	—	2,173,567
Derivative financial instruments	5,850,813	—	—	—	—	5,850,813
Borrowings(1)	1,204	—	—	—	10,411,654	10,412,858
Debt securities in issue(1)	5,497	—	—	—	7,372,245	7,377,742
Other financial liabilities(2)	—	—	—	—	4,953,425	4,953,425

Total	¥8,028,180	¥—	¥—	¥—	¥125,226,024	¥133,254,204

	At March 31, 2011
	Financial assets and liabilities at fair value through profit or loss	Held-to-maturity investments	Loans and receivables	Available-for-sale financial assets	Financial liabilities measured at amortized cost	Total
	(In millions)
Financial assets:
Cash and deposits with banks	¥—	¥—	¥9,436,358	¥—	¥—	¥9,436,358
Call loans and bills bought	—	—	862,667	—	—	862,667
Reverse repurchase agreements and cash collateral on securities borrowed	—	—	5,051,053	—	—	5,051,053
Trading assets	3,315,153	—	—	—	—	3,315,153
Derivative financial instruments	4,975,973	—	—	—	—	4,975,973
Financial assets at fair value through profit or loss	2,132,348	—	—	—	—	2,132,348
Investment securities	—	4,181,840	—	30,480,266	—	34,662,106
Loans and advances(1)	13,833	—	71,006,496	—	—	71,020,329
Other financial assets(2)	—	—	1,496,409	—	—	1,496,409

Total	¥10,437,307	¥4,181,840	¥87,852,983	¥30,480,266	¥—	¥132,952,396

Financial liabilities:
Deposits(1)	¥(8,992)	¥—	¥—	¥—	¥90,478,090	¥90,469,098
Call money and bills sold	—	—	—	—	2,629,407	2,629,407
Repurchase agreements and cash collateral on securities lent	—	—	—	—	6,439,598	6,439,598
Trading liabilities	1,623,918	—	—	—	—	1,623,918
Derivative financial instruments	4,725,261	—	—	—	—	4,725,261
Borrowings(1)	907	—	—	—	12,547,451	12,548,358
Debt securities in issue(1)	3,830	—	—	—	5,886,558	5,890,388
Other financial liabilities(2)	—	—	—	—	4,063,020	4,063,020

Total	¥6,344,924	¥—	¥—	¥—	¥122,044,124	¥128,389,048

(1)	Embedded derivatives, which are separately accounted for, but presented together with the host contract in the consolidated statement of financial position, are disclosed in this table within the category of “Financial assets and liabilities at fair value through profit or loss.” Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in this table as assets or liabilities to be consistent with the line of the host contract.
(2)	Other financial assets and liabilities comprise of those included in other assets and liabilities, which meet the definition of a financial asset and liability.

44	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s-length transaction. The fair values stated below represent the best estimates based on a range of methods and assumptions. In determining the fair value of financial assets and liabilities, the SMFG Group gives the highest priority to a quoted market price in an active market. If such prices are not available, it establishes fair value using valuation techniques. The valuation techniques, if used, make maximum use of observable inputs, and rely as little as possible on unobservable inputs.

The table below presents the carrying amounts of financial assets and liabilities presented on the SMFG Group’s consolidated statements of financial position at March 31, 2012 and 2011, together with the associated fair value.

		At March 31,
		2012		2011
	Notes	Carrying amount	Fair value	Carrying amount	Fair value
		(In millions)
Financial assets:
Cash and deposits with banks:
Cash and non-interest-earning deposits	a	¥4,597,372	¥4,597,370	¥5,658,273	¥5,658,273
Interest-earning deposits with banks	a	3,453,190	3,452,202	3,778,085	3,777,707
Call loans and bills bought:
Call loans	a	1,254,014	1,253,852	825,923	825,791
Bills bought	a	43,068	43,026	36,744	36,721
Reverse repurchase agreements and cash collateral on securities borrowed	a	4,937,025	4,937,747	5,051,053	5,051,093
Trading assets	b	4,461,258	4,461,258	3,315,153	3,315,153
Derivative financial instruments	b	5,901,526	5,901,526	4,975,973	4,975,973
Financial assets at fair value through profit or loss	b	2,150,409	2,150,409	2,132,348	2,132,348
Investment securities:
Held-to-maturity investments	c	5,277,268	5,346,854	4,181,840	4,242,131
Available-for-sale financial assets	b	32,046,832	32,046,832	30,480,266	30,480,266
Loans and advances	a	72,536,813	74,048,420	71,020,329	72,480,758
Other financial assets	a	1,899,432	1,893,938	1,496,409	1,486,953
Financial liabilities:
Deposits:
Non-interest-bearing deposits, demand deposits and deposits at notice	d	¥53,482,090	¥53,482,035	¥51,256,230	¥51,256,191
Other deposits	d	39,371,476	39,378,994	39,212,868	39,228,549
Call money and bills sold:
Call money	d	2,144,600	2,144,599	2,629,407	2,629,407
Bills sold		—	—	—	—
Repurchase agreements and cash collateral on securities lent	d	7,487,633	7,487,633	6,439,598	6,439,598
Trading liabilities	b	2,173,567	2,173,567	1,623,918	1,623,918
Derivative financial instruments	b	5,850,813	5,850,813	4,725,261	4,725,261
Borrowings	d	10,412,858	10,524,586	12,548,358	12,652,650
Debt securities in issue	d	7,377,742	7,514,031	5,890,388	5,983,912
Other financial liabilities	d	4,953,425	4,951,566	4,063,020	4,060,891

Notes:

a.	(i)	The carrying amounts of deposits with banks without maturity and loans with no specified repayment dates represent a reasonable estimate of fair value as these financial instruments are short-term in nature.

	(ii)	Financial assets with a remaining maturity of six months or less: The carrying amounts represent a reasonable estimate of fair value.

	(iii)	Financial assets with a remaining maturity of more than six months: Except for impaired loans and advances, the fair values are mostly determined using discounted cash flow models taking into account factors such as counterparties’ credit ratings, pledged collateral, market interest rates, and an overhead ratio. The fair values of impaired loans and advances are generally determined by discounting the estimated future cash flows over the time period they are expected to be recovered, and may be based on the appraisal value of underlying collateral as appropriate.

Note that some of the financial assets in this category include embedded derivatives, which are separately accounted for, but presented together with the host contract.

b.		The carrying amounts of financial instruments which are classified as trading assets and trading liabilities, derivative financial instruments, financial assets at fair value through profit or loss, and available-for-sale financial assets are measured at fair value. Further description and analysis of these fair values, including the detailed valuation techniques, are set out below.

c.		The fair values for held-to-maturity investments are determined using quoted prices in active markets.

d.	(i)	The carrying amounts of demand deposits and deposits without maturity represent reasonable estimates of fair value as these financial instruments are short-term in nature.

	(ii)	Financial liabilities with a remaining maturity of six months or less: The carrying amounts represent a reasonable estimate of fair value.

	(iii)	Financial liabilities with a remaining maturity of more than six months: The fair values are, in principle, based on the present values of future cash flows calculated using the refinancing rate applied to the same type of instruments for similar remaining maturities. The fair values of debt securities in issue are based on the present values of future cash flows calculated using the rate derived from yields of bonds issued by SMBC and publicly offered subordinated bonds published by securities firms.

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

The SMFG Group uses valuation techniques commonly used by market participants to price the financial instruments and that have been demonstrated to provide reliable estimates of prices obtained in actual market transactions. The valuation techniques include the discounted cash flow method, option pricing models and reference to the current fair value of another instrument that is substantially the same. Key adjustments, such as bid-ask spread, liquidity risk and credit risk adjustments are also taken into account to derive fair values.

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

The following table presents the carrying amounts of the financial instruments held at fair value across the three levels of the fair value hierarchy at March 31, 2012 and 2011.

	At March 31, 2012
	Quoted market price in an active market (Level 1)	Valuation techniques— observable inputs (Level 2)	Valuation techniques—significant unobservable inputs (Level 3)	Total
	(In millions)
Assets:
Trading assets	¥3,667,000	¥740,748	¥53,510	¥4,461,258
Derivative financial instruments	32,297	5,869,008	221	5,901,526
Financial assets at fair value through profit or loss	1,556	1,887,882	260,971	2,150,409
Available-for-sale financial assets	29,725,227	1,635,881	685,724	32,046,832
Others(1)	—	14,273	—	14,273

Liabilities:
Trading liabilities	¥2,156,266	¥17,301	¥—	¥2,173,567
Derivative financial instruments	37,233	5,796,110	17,470	5,850,813
Others(1)	—	3,800	—	3,800

	At March 31, 2011
	Quoted market price in an active market (Level 1)	Valuation techniques— observable inputs (Level 2)	Valuation techniques—significant unobservable inputs (Level 3)	Total
	(In millions)
Assets:
Trading assets	¥2,372,361	¥854,576	¥88,216	¥3,315,153
Derivative financial instruments	29,296	4,946,607	70	4,975,973
Financial assets at fair value through profit or loss	849	1,858,710	272,789	2,132,348
Available-for-sale financial assets	28,158,217	1,642,839	679,210	30,480,266
Others(1)	—	13,833	—	13,833

Liabilities:
Trading liabilities	¥1,611,475	¥12,443	¥—	¥1,623,918
Derivative financial instruments	29,542	4,688,368	7,351	4,725,261
Others(1)	—	(4,255)	—	(4,255)

(1)	Embedded derivatives, which are separately accounted for, but presented together with the host contract in the consolidated statement of financial position, are disclosed in this table within Others. Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in this table as assets or liabilities to be consistent with the host contract.

There were no significant transfers between Level 1 and Level 2 for the fiscal years ended March 31, 2012 and 2011.

The following table presents a reconciliation from the beginning to the ending balances for those assets and liabilities that are measured in the consolidated statement of financial position at fair value based on a valuation technique for which one or more significant inputs are not based on observable market data (Level 3) for the fiscal years ended March 31, 2012 and 2011.

	Trading assets	Derivative financial instruments	Financial assets at fair value through profit or loss	Available-for- sale financial assets	Total
	(In millions)
At April 1, 2010	¥77,553	¥(7,387)	¥260,339	¥699,933	¥1,030,438

Total gains (losses)	(4,031)	7,966	(5,630)	(14,940)	(16,635)
In profit or loss	955	7,130	(5,630)	(13,121)	(10,666)
In other comprehensive income	(4,986)	836	—	(1,819)	(5,969)

Purchases	17,997	25	24,973	74,163	117,158
Sales	(894)	—	(5,939)	(32,435)	(39,268)
Settlements	(857)	(7,885)	(324)	(47,082)	(56,148)

Transfers out of Level 3	(1,552)	—	(630)	(429)	(2,611)

At March 31, 2011	88,216	(7,281)	272,789	679,210	1,032,934

Total gains (losses)	(2,025)	(1,988)	(3,034)	10,860	3,813
In profit or loss	9,411	(1,731)	(3,034)	(10,661)	(6,015)
In other comprehensive income	(11,436)	(257)	—	21,521	9,828

Purchases	3,677	37	2,375	71,730	77,819
Sales	(36,358)	—	(6,363)	(46,891)	(89,612)
Settlements	—	(8,074)	(1,789)	(29,227)	(39,090)

Transfers into Level 3	—	—	55	536	591
Transfers out of Level 3	—	57	(3,062)	(494)	(3,499)

At March 31, 2012	¥53,510	¥(17,249)	¥260,971	¥685,724	¥982,956

The following table shows total gains or losses included in profit or loss for the Level 3 assets and liabilities held at March 31, 2012 and 2011.

	Trading assets	Derivative financial instruments	Financial assets at fair value through profit or loss	Available-for- sale financial assets	Total
	(In millions)
Total gains (losses) included in profit or loss for assets and liabilities held at March 31, 2012	¥(3,679)	¥(1,660)	¥(2,871)	¥(3,144)	¥(11,354)
Total gains (losses) included in profit or loss for assets and liabilities held at March 31, 2011	¥2,127	¥7,130	¥(6,119)	¥(14,478)	¥(11,340)

Gains or losses included in profit or loss are presented in net trading income, net income from financial assets at fair value through profit or loss, net investment income, and impairment charges on financial assets.

	Net trading income	Net income from financial assets at fair value through profit or loss	Net investment income	Impairment charges on financial assets	Total
	(In millions)
For the fiscal year ended March 31, 2012:
Total gains (losses) included in profit or loss	¥7,680	¥(3,034)	¥8,381	¥(19,042)	¥(6,015)

Total gains (losses) included in profit or loss for assets and liabilities held at March 31, 2012	(5,339)	(2,871)	15,825	(18,969)	(11,354)

For the fiscal year ended March 31, 2011:
Total gains (losses) included in profit or loss	¥8,085	¥(5,630)	¥6,033	¥(19,154)	¥(10,666)

Total gains (losses) included in profit or loss for assets and liabilities held at March 31, 2011	9,257	(6,119)	3,913	(18,391)	(11,340)

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

Certain investment funds classified as held for trading are measured at fair value determined based on the unit price, calculated by fund administrators. The unit price is determined based on net asset value, market approach or income approach, which may use significant unobservable inputs. In such a case, the funds are classified as Level 3.

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

OTC derivatives (non-exchange-traded derivatives) are measured at fair value using valuation techniques such as the present value of estimated future cash flows and option pricing models, generally based on observable interest rates, foreign exchange, commodities, stock prices and other factors as inputs. The valuation models for some complex transactions, such as the yield curve spread options, use inputs which are not directly observable in the market, such as historical correlation coefficients. However, as the impact of these unobservable inputs is insignificant to the fair value, the SMFG Group classifies most of those transactions as Level 2.

The credit loss protection scheme which the SMFG Group offers to Goldman Sachs (“GS”) is considered to be a credit derivative, where the underlying reference entities are the American and European corporate entities covered in the commitment line portfolio of the GS group. The fair value for this derivative is determined using an ordinary collateralized debt obligation (“CDO”) pricing model, commonly used in the financial markets. The SMFG Group takes some portions of the positions in subordinated and mezzanine tranches, which covers the first and second credit losses from the portfolio. The major inputs for this derivative are credit default swap (“CDS”) spread rates, correlation ratios of CDS indices for similar portfolios, and the expected additional commitment withdrawal ratio. Although CDS spread rates and correlation ratios are observable in an active market or available from brokers, this whole scheme is classified as Level 3 as the expected additional withdrawal ratio, which is considered to be a significant input, is not usually observable in the market and is estimated based on historical data.

In addition, the fair value of OTC derivatives incorporates both counterparty credit risk in relation to OTC derivative assets and own credit risk in relation to OTC derivative liabilities. The SMFG Group calculates the credit risk adjustment by applying the probability of default that reflects the counterparty’s or its own credit risk to the OTC derivative exposure and multiplying the result by the loss expected in the event of default. For the probability of default, the SMFG Group uses observable market data, where possible. The OTC derivative exposure used is determined taking into consideration the effect of master netting agreements and collateral.

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

Publicly offered investment trusts and funds are measured at fair value using a unit price or the market price on which such instruments are listed, and they are classified as Level 1. Instruments whose prices are not available in the market, such as privately offered investment trusts, are measured at fair value based on the unit price, which is usually regarded as an exit price, obtained from the fund administrator or investment management firm. In such a case, these investment trusts and funds are classified as Level 2. Other investment funds, such as private equity and real estate investment funds, are generally measured at fair value based on net asset value, which may include significant unobservable input. In such a case, the funds are classified as Level 3.

Sensitivity Analysis

The fair value of certain financial instruments are measured using valuation techniques based on inputs such as prices and rates that are not observable in the market. The following table presents the impact of the valuation sensitivity, if these inputs fluctuate to the extent deemed reasonable and the volatility of such inputs has a significant impact on the fair value.

	At March 31, 2012
	Total fair value measured using valuation techniques	Effect recorded in profit or loss		Effect recorded directly in equity
		Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
	(In millions)
Trading assets	¥53,510	¥1,119	¥(1,119)	¥—	¥—
Derivative financial instruments—assets	221	453	(146)	—	—
Derivative financial instruments—liabilities	(17,470)	8,149	(6,436)	—	—
Financial assets at fair value through profit or loss	260,971	4,065	(2,639)	—	—
Available-for-sale financial assets	685,724	—	—	16,749	(16,043)

	At March 31, 2011
	Total fair value measured using valuation techniques	Effect recorded in profit or loss		Effect recorded directly in equity
		Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
	(In millions)
Trading assets	¥88,216	¥1,354	¥(1,354)	¥—	¥—
Derivative financial instruments—assets	70	183	(52)	—	—
Derivative financial instruments—liabilities	(7,351)	5,611	(5,635)	—	—
Financial assets at fair value through profit or loss	272,789	6,394	(5,688)	—	—
Available-for-sale financial assets	679,210	—	—	14,872	(14,531)

Trading assets

The investment funds based on net asset value, market approach or income approach are managed by value at risk (“VaR”) based on historical gain or loss data. Hence, the impact of the valuation sensitivity is estimated using a one-day VaR of the portfolio.

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

The SMFG Group classifies risks into the following categories: credit risk, market risk, liquidity risk and operational risk (including processing risk and system risk). This note presents information about the SMFG Group’s exposure to credit risk, market risk, and liquidity risk, and its policies and processes for measuring and managing these risks.

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

At SMBC, the Credit & Investment Planning Department within the Risk Management Unit is responsible for the comprehensive management of credit risk. This department drafts and administers credit policies, the internal rating system, credit authority guidelines and credit application guidelines, and manages non-performing loans (“NPLs”), including impaired loans, and other aspects of credit portfolio management. The department also cooperates with the Corporate Risk Management Department in quantifying credit risk (risk capital and risk-weighted assets) and controls SMBC’s entire credit risk. Further, the Credit Portfolio Management Department within the Credit & Investment Planning Department strives to stabilize the credit portfolio and manage the risk through credit derivatives, loan asset sales and other instruments.

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

Credit assessment

At SMBC, the credit assessment of corporate loans involves a variety of financial analyses, including cash flows, to predict an enterprise’s capability of loan repayment and its growth prospects. These quantitative measures, when combined with qualitative analyses of industrial trends, the enterprise’s research and development capabilities, the competitiveness of its products or services, and its management caliber, result in a comprehensive credit assessment. The loan application is analyzed in terms of the intended utilization of the funds and the repayment schedule. In the assessment of housing loans for individuals, SMBC employs a credit assessment model based on credit data amassed and analyzed by SMBC over many years, taking into account various relevant factors including proportion of the repayment to revenue, proportion of down payment to the value and past-due information.

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

As the concentration of credit risk in an industry or a corporate group has the potential to substantially impair capital, SMBC’s Credit & Investment Planning Department sets guidelines for maximum loan amounts to prevent the excessive concentration of loans in an industry and to control large exposures to an individual company or a corporate group. Further, to manage country risk, the Credit Management Department of the International Banking Unit has credit limit guidelines based on each country’s creditworthiness.

(c)	Toward active portfolio management

SMBC’s Credit Portfolio Management Department makes use of credit derivatives, loan asset sales, and other instruments to proactively and flexibly manage its portfolio to stabilize credit risk.

Maximum exposure to credit risk before collateral held or other credit enhancements

The following table shows the maximum exposure to credit risk before taking into account any collateral held or other credit enhancements at March 31, 2012 and 2011.

	At March 31,
	2012	2011
	(In millions)
Credit risk exposures relating to assets on the consolidated statement of financial position:
Deposits with banks	¥7,061,283	¥8,150,511
Call loans and bills bought	1,297,082	862,667
Reverse repurchase agreements and cash collateral on securities borrowed	4,937,025	5,051,053
Trading assets	4,132,979	3,105,897
Derivative financial instruments	5,901,526	4,975,973
Financial assets at fair value through profit or loss	2,019,559	1,995,810
Investment securities:
Held-to-maturity investments	5,277,268	4,181,840
Available-for-sale financial assets	28,857,930	27,263,517
Loans and advances	72,536,813	71,020,329
Other financial assets	1,899,432	1,496,409
Credit risk exposures relating to off-balance sheet items(1):
Loan commitments	44,064,283	42,743,780
Financial guarantees and other credit-related contingent liabilities	5,320,993	4,810,931

Total	¥183,306,173	¥175,658,717

(1)	The off-balance sheet items represent the nominal amounts of undrawn loan commitments, financial guarantees and other credit-related contingent liabilities.

Based on the table above, excluding loan commitments (refer to Note 42 “Contingency and Capital Commitments”), the majority of the total exposure to credit risk is derived from “Loans and advances” and “Available-for-sale financial assets.”

Collateral and other credit enhancements

The SMFG Group considers the acquisition of collateral and guarantees as a secondary repayment source to further enhance loan recovery and minimize credit risk. Based on an analysis of the repayment ability of a borrower by understanding its real business conditions and future potential to generate cash flows, the SMFG Group requires sufficient collateral in the form of an asset or third-party obligation. This serves to mitigate the inherent credit risk in the exposure, by either improving recoveries in the event of a default or transferring the borrower’s obligation to guarantors. Collateral received is mainly segregated into (1) financial collateral such as cash, deposits and securities, (2) real estate collateral such as land and buildings, and (3) guarantees received from sovereigns, municipal corporations, credit guarantee corporations and other public entities, financial institutions, and other companies.

The SMFG Group’s credit risk management is mainly based on an analysis of the repayment ability from the cash flows of the borrower’s business performance, and the collateral and other credit enhancements are considered as secondary repayment sources in the SMFG Group’s business practice. At the time of the primary lending decision, the SMFG Group evaluates the collateral on an individual borrower basis to consider its financial effect for mitigating credit risk. The frequency of subsequent collateral reviews is dependent on the borrower’s creditworthiness. Once there is a significant change in the borrower’s repayment ability due to a deterioration in its credit condition or a cash flow becomes past due, the SMFG Group may utilize the collateral and other credit enhancements as a source of repayment. In such circumstances the revaluation of the collateral and other credit enhancements will be performed regularly.

The following table shows the financial effect of collateral and other credit enhancements on loans and advances for borrowers requiring caution and impaired loans and advances at March 31, 2012 and 2011. The maximum collateral amounts included in the disclosure are limited to the carrying value of loans and advances where the credit exposure is over-collateralized.

	At March 31,
	2012	2011
	(In millions)
Loans and advances for borrowers requiring caution and impaired loans and advances	¥6,236,852	¥6,677,506
Financial effect of collateral and other credit enhancements	2,940,240	3,156,375

Concentration of risks of loans and advances with credit risk exposure

An analysis of concentrations of credit risk from loans and advances by geographical sector and industry sector at March 31, 2012 and 2011 is shown below. The concentration by geographical sector is measured based on the domicile of the borrower.

(a)	Geographical sector

	At March 31,
	2012	2011
	(In millions)
Domestic	¥60,656,705	¥61,231,165
Foreign:
Americas	4,916,882	4,239,800
Europe	2,752,961	2,376,786
Asia	4,341,841	3,629,841
Others	1,394,319	1,282,313

Total foreign	13,406,003	11,528,740

Gross loans and advances	74,062,708	72,759,905
Adjust: Unearned income, unamortized premiums-net and deferred loan fees—net	(144,731)	(152,443)
Less: Allowance for loan losses	(1,381,164)	(1,587,133)

Net loans and advances	¥72,536,813	¥71,020,329

(b)	Industry sector

	At March 31,
	2012	2011
	(In millions)
Domestic:
Manufacturing	¥8,462,004	¥8,344,261
Agriculture, forestry, fisheries and mining	152,128	162,727
Construction	1,284,882	1,327,475
Transportation, communications and public enterprises	4,414,102	4,036,780
Wholesale and retail	5,480,393	5,616,084
Finance and insurance	2,170,776	2,568,670
Real estate and goods rental and leasing	7,982,741	8,281,048
Services	4,076,818	4,316,724
Municipalities	1,234,355	1,440,167
Lease financing	2,056,972	2,205,451
Consumer(1)	19,185,574	18,552,987
Others	4,155,960	4,378,791

Total domestic	60,656,705	61,231,165

Foreign:
Public sector	130,426	83,109
Financial institutions	2,012,751	1,794,794
Commerce and industry	10,364,685	8,949,629
Lease financing	191,966	172,361
Others	706,175	528,847

Total foreign	13,406,003	11,528,740

Gross loans and advances	74,062,708	72,759,905
Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net	(144,731)	(152,443)
Less: Allowance for loan losses	(1,381,164)	(1,587,133)

Net loans and advances	¥72,536,813	¥71,020,329

(1)	The balance in Consumer mainly consists of housing loans. The housing loan balances amounted to ¥14,574,702 million and ¥14,577,945 million at March 31, 2012 and 2011, respectively.

The following tables show a disaggregation of the structured finance loans and advances balances, where the repayment source is limited to the cash flows generated by a particular business or asset, and the balances of secured or unsecured consumer loans at March 31, 2012 and 2011. These loans and advances are included in the preceding table.

Structured finance:

	At March 31,
	2012	2011
	(In millions)
Real estate finance	¥1,951,764	¥1,889,243
Project finance	1,413,819	1,198,998
Other structured finance	287,325	300,765

Total structured finance	¥3,652,908	¥3,389,006

Consumer:

	At March 31,
	2012	2011
	(In millions)
Secured loans(1)	¥15,614,747	¥15,688,645
Unsecured loans	3,570,827	2,864,342

Total consumer	¥19,185,574	¥18,552,987

(1)	The secured loans and advances mainly represent housing loans. The housing loan balances amounted to ¥14,574,702 million and ¥14,577,945 million at March 31, 2012 and 2011, respectively.

Loans and advances by credit quality category

Loans and advances are summarized as follows:

	At March 31,
	2012	2011
	(In millions)
Neither past due nor impaired	¥71,300,909	¥69,953,012
Past due but not impaired	144,697	157,470
Impaired(1)	2,617,102	2,649,423

Gross loans and advances	74,062,708	72,759,905
Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net	(144,731)	(152,443)
Less: Allowance for loan losses	(1,381,164)	(1,587,133)

Net loans and advances	¥72,536,813	¥71,020,329

(1)	Loans and advances to borrowers who are classified in the borrower categories of substandard borrowers, potentially bankrupt borrowers, effectively bankrupt borrowers, and bankrupt borrowers described in the obligor grading system represent impaired loans and advances.

(a)	Loans and advances neither past due nor impaired

The following table shows the credit quality of the portfolio of loans and advances that were neither past due nor impaired, by geography and by industry based on the corporate obligor grading system of SMBC at March 31, 2012 and 2011. Since the internal rating system of SMBC’s consumer portfolio differs from the corporate obligor grading system, the balances of loans and advances to consumers are included in the grade category of “Other.” Additionally, as the SMFG Group’s subsidiaries are adopting various internal rating systems which differ from SMBC, the grade category of “Other” also includes some balances of loans and advances held by those subsidiaries.

	At March 31, 2012
	Normal				Requiring Caution
	J 1-3	J 4-6	Japanese government and local municipal corporations	Other	J 7	Other	Total
	(In millions)
Domestic:
Manufacturing	¥3,633,947	¥2,528,721	¥—	¥1,560,885	¥373,887	¥139,926	¥8,237,366
Agriculture, forestry, fisheries and mining	53,379	49,215	1,264	4,739	36,536	1,066	146,199
Construction	255,292	304,934	—	456,733	67,980	61,044	1,145,983
Transportation, communications and public enterprises	1,717,770	1,822,101	139,964	468,346	64,043	74,573	4,286,797
Wholesale and retail	1,489,228	2,272,331	—	1,070,530	241,107	118,503	5,191,699
Finance and insurance	687,049	246,590	41,246	927,613	237,173	17,712	2,157,383
Real estate and goods rental and leasing	2,500,185	3,044,877	44,103	1,274,938	306,003	186,968	7,357,074
Services	666,718	1,842,202	127,449	780,149	242,666	133,797	3,792,981
Municipalities	—	—	1,129,149	87,956	333	14,525	1,231,963
Lease financing	—	—	—	2,000,114	—	34,920	2,035,034
Consumer(1)	—	524	—	18,079,072	6,183	401,578	18,487,357
Others	11,390	2,409,118	696,950	491,122	433,440	9,123	4,051,143

Total domestic	11,014,958	14,520,613	2,180,125	27,202,197	2,009,351	1,193,735	58,120,979

	G 1-3	G 4-6	—	Other	G 7	Other	Total
Foreign:
Public sector	97,932	—	—	31,332	—	1,114	130,378
Financial institutions	1,174,915	26,339	—	750,712	2,080	22,277	1,976,323
Commerce and industry	6,679,852	1,450,041	—	1,707,819	251,377	94,802	10,183,891
Lease financing	—	—	—	174,347	—	13,348	187,695
Others	484,756	63,988	—	143,118	1,043	8,738	701,643

Total foreign	8,437,455	1,540,368	—	2,807,328	254,500	140,279	13,179,930

Total	¥19,452,413	¥16,060,981	¥2,180,125	¥30,009,525	¥2,263,851	¥1,334,014	¥71,300,909

(1)	The balance in the grade category of “Other” in Consumer includes housing loans, which amounted to ¥14,151,064 million and ¥119,513 million for the borrower category of Normal and Requiring Caution, respectively.

	At March 31, 2011
	Normal				Requiring Caution
	J 1-3	J 4-6	Japanese government and local municipal corporations	Other	J 7	Other	Total
	(In millions)
Domestic:
Manufacturing	¥3,585,500	¥2,572,464	¥—	¥1,524,614	¥310,039	¥103,460	¥8,096,077
Agriculture, forestry, fisheries and mining	62,391	48,871	—	5,109	38,422	1,057	155,850
Construction	252,967	340,533	—	465,126	65,211	61,822	1,185,659
Transportation, communications and public enterprises	2,129,093	1,057,435	124,553	445,636	85,032	72,758	3,914,507
Wholesale and retail	1,393,748	2,388,124	—	1,121,092	293,428	121,274	5,317,666
Finance and insurance	758,896	310,133	147,780	1,009,277	294,477	36,040	2,556,603
Real estate and goods rental and leasing	2,313,815	3,243,563	28,941	1,440,271	383,897	189,218	7,599,705
Services	673,268	1,950,621	115,694	805,748	299,378	133,215	3,977,924
Municipalities	—	—	1,314,980	106,765	—	18,422	1,440,167
Lease financing	—	—	—	2,113,074	—	60,875	2,173,949
Consumer(1)	—	791	—	17,442,297	6,024	518,239	17,967,351
Others	10,935	2,625,390	696,926	528,345	413,242	9,625	4,284,463

Total domestic	11,180,613	14,537,925	2,428,874	27,007,354	2,189,150	1,326,005	58,669,921

	G 1-3	G 4-6	—	Other	G 7	Other	Total
Foreign:
Public sector	54,952	—	—	27,499	—	610	83,061
Financial institutions	1,088,262	49,189	—	569,627	8,363	19,698	1,735,139
Commerce and industry	5,420,227	1,396,580	—	1,587,509	274,206	94,226	8,772,748
Lease financing	—	—	—	153,473	—	13,851	167,324
Others	363,621	42,041	—	97,851	14,408	6,898	524,819

Total foreign	6,927,062	1,487,810	—	2,435,959	296,977	135,283	11,283,091

Total	¥18,107,675	¥16,025,735	¥2,428,874	¥29,443,313	¥2,486,127	¥1,461,288	¥69,953,012

(1)	The balance in the grade category of “Other” in Consumer includes housing loans, which amounted to ¥14,169,190 million and ¥126,251 million for the borrower category of Normal and Requiring Caution, respectively.

(b)	Loans and advances past due but not impaired

The SMFG Group assesses the credit quality of loans and advances taking into account past due information on a borrower basis, and does not comprehensively collate the data related to the age analysis of loans and advances that were past due but not impaired on an individual basis. The aggregate balances of loans and advances of borrowers with one or more facilities, where any of the facilities is past due for less than three months but not impaired as at March 31, 2012 and 2011 were ¥194,248 million and ¥226,544 million, respectively. Those aggregate balances therefore include individual loans and advances which are not past due. Thus, in the table below, the SMFG Group provides the amount of loans and advances where the final payment at contractual maturity is past due, by geography and by industry, at March 31, 2012 and 2011. For reference, since all the loans and advances that are past due over three months are treated as impaired, those loans and advances are not included in the table below.

	At March 31, 2012
	Past due up to 1 month	Past due 1 – 2 months	Past due 2 – 3 months	Total
	(In millions)
Domestic:
Manufacturing	¥1,656	¥987	¥113	¥2,756
Agriculture, forestry, fisheries and mining	—	11	—	11
Construction	850	286	307	1,443
Transportation, communications and public enterprises	639	258	23	920
Wholesale and retail	5,338	596	687	6,621
Finance and insurance	36	—	—	36
Real estate and goods rental and leasing	644	185	838	1,667
Services	1,767	264	331	2,362
Municipalities	2,392	—	—	2,392
Lease financing	59	10,200	—	10,259
Consumer	74,462	16,886	15,022	106,370
Others	89	1,120	5	1,214

Total domestic	87,932	30,793	17,326	136,051

Foreign:
Public sector	—	—	34	34
Financial institutions	396	17	—	413
Commerce and industry	3,853	1,334	1,498	6,685
Others	1,099	296	119	1,514

Total foreign	5,348	1,647	1,651	8,646

Total	¥93,280	¥32,440	¥18,977	¥144,697

	At March 31, 2011
	Past due up to 1 month	Past due 1 – 2 months	Past due 2 – 3 months	Total
	(In millions)
Domestic:
Manufacturing	¥7,982	¥362	¥171	¥8,515
Agriculture, forestry, fisheries and mining	40	2	—	42
Construction	3,232	523	138	3,893
Transportation, communications and public enterprises	943	145	61	1,149
Wholesale and retail	10,009	678	730	11,417
Finance and insurance	161	390	—	551
Real estate and goods rental and leasing	12,668	454	318	13,440
Services	7,735	978	581	9,294
Municipalities	—	—	—	—
Lease financing	14	302	103	419
Consumer	76,261	17,747	9,398	103,406
Others	297	271	52	620

Total domestic	119,342	21,852	11,552	152,746

Foreign:
Public sector	—	—	34	34
Financial institutions	417	11	—	428
Commerce and industry	3,757	100	338	4,195
Others	51	16	—	67

Total foreign	4,225	127	372	4,724

Total	¥123,567	¥21,979	¥11,924	¥157,470

(c)	Impaired loans and advances

The following table shows the impaired loans and advances, by geography and by industry, at March 31, 2012 and 2011.

	At March 31,
	2012	2011
	(In millions)
Domestic:
Manufacturing	¥221,882	¥239,669
Agriculture, forestry, fisheries and mining	5,918	6,835
Construction	137,456	137,923
Transportation, communications and public enterprises	126,385	121,124
Wholesale and retail	282,073	287,001
Finance and insurance	13,357	11,516
Real estate and goods rental and leasing	624,000	667,903
Services	281,475	329,506
Lease financing	11,679	31,083
Consumer	591,847	482,230
Others	103,603	93,708

Total domestic	2,399,675	2,408,498

Foreign:
Public sector	14	14
Financial institutions	36,015	59,227
Commerce and industry	174,109	172,686
Lease financing	4,271	5,037
Others	3,018	3,961

Total foreign	217,427	240,925

Total impaired loans and advances before allowance for loan losses	2,617,102	2,649,423

Less: Allowance for loan losses	(1,234,299)	(1,395,659)

Net impaired loans and advances	¥1,382,803	¥1,253,764

Renegotiated loans and advances

The following table shows loans and advances at March 31, 2012 and 2011 that would otherwise be past due or impaired, but whose terms have been renegotiated without providing any financial concessions. These loans and advances are mainly classified as requiring caution in the table of “(a) Loans and advances neither past due nor impaired” in the section “Loans and advances by credit quality category.”

The SMFG Group continually assesses the creditworthiness of a borrower for whom terms of the loans and advances have been renegotiated, taking into account the actual state of the borrower’s financial position and qualitative factors. Further details are described in “(a) Credit risk evaluation” in the section “Credit risk management methods.”

	At March 31,
	2012	2011
	(In millions)
Renegotiated loans and advances	¥1,185,123	¥1,307,189

Trading assets and investment securities

The following table shows an analysis of trading assets, financial assets at fair value through profit or loss, held-to-maturity investments and available-for-sale financial assets based on the external rating system at

March 31, 2012 and 2011, excluding equity instruments. The decrease in AAA-rated securities at March 31, 2012 mainly reflects the downgrading of Japanese government bonds during the current fiscal year. Collateral is generally not obtained directly from the issuers.

	At March 31, 2012
	Trading assets	Financial assets at fair value through profit or loss	Held-to-maturity investments	Available-for-sale financial assets	Total
	(In millions)
AAA	¥100,032	¥—	¥—	¥4,926,867	¥5,026,899
AA- to AA+	3,686,800	1,886,820	5,260,240	23,342,718	34,176,578
A- to A+	317,132	84,727	17,028	316,938	735,825
Lower than A-	23,112	—	—	126,445	149,557
Unrated	5,903	48,012	—	144,962	198,877

Total	¥4,132,979	¥2,019,559	¥5,277,268	¥28,857,930	¥40,287,736

Impaired available-for-sale financial assets with a carrying amount of ¥117,238 million at March 31, 2012 are included in the table above. This amount includes ¥117,045 million of the Financial Stabilization Funds. See Note 9 “Investment Securities” for additional information concerning the Financial Stabilization Funds.

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

The SMFG Group’s credit risk from derivatives is mitigated where possible through netting agreements whereby derivative assets and liabilities with the same counterparty can be offset. Netting agreements, such as the International Swaps and Derivatives Association’s (“ISDA”) master agreement, allow the netting of obligations arising under all of the derivative transactions that the agreement covers upon the counterparty’s default, regardless of maturity and currency, resulting in a single net claim against the counterparty. The SMFG Group’s credit risk is also mitigated by collateral arrangements through the credit support annex, resulting in collateral delivered or received regularly based on the replacement costs of derivatives.

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

The SMFG Group’s market risk can be divided into various factors: interest rates, foreign exchange rates, equity prices and option risks. The SMFG Group manages each of these risks by employing the VaR method as well as supplemental indicators suitable for managing each risk, such as the basis point value (“BPV”).

VaR is the largest predicted loss that is possible given a fixed confidence interval. For example, the SMFG Group’s VaR indicates the largest loss that is possible for a holding period of one day and a confidence interval of 99.0%. BPV is the amount of change in assessed value as a result of a one-basis-point (0.01%) movement in interest rates.

(a)	Value at risk

The principal Group companies’ internal VaR model makes use of historical data to prepare scenarios for market fluctuations and, by conducting simulations of gains and losses, the model estimates the maximum losses that may occur.

The VaR calculation method the SMFG Group employs for both trading and non-trading activities is based mainly on the following, and after April 2011, VaR for strategic equity investment in non-trading activities is measured based on a one-year holding period and an observation period of ten years in order to appropriately calculate long-term profit and loss scenarios.

•	the historical simulation method;

•	a one-sided confidence interval of 99.0%;

•	a one-day holding period (a one-year holding period for strategic equity investment portfolio); and

•	an observation period of four years (ten years for strategic equity investment portfolio).

The relationship between the VaR calculated with the model and the actual profit and loss data is back-tested periodically. There were no significant excess losses in the back-testing results including the trading accounts. The back-testing results are reviewed by management, which also monitors the ongoing suitability of the VaR model.

VaR summary

The following tables show the SMFG Group’s VaR by risk category and these figures are prepared based on the internal reporting provided to management. The SMFG Group’s material market risk exposure categories consist of interest rate risk, foreign exchange risk, equities and commodities risk, and others. The section headed “VaR for Trading Activity” shows VaR for instruments entered into for trading purposes and the VaR model for the trading book includes principal consolidated subsidiaries. The section headed “VaR for Non-Trading Activity” shows VaR for instruments entered into for purposes other than trading purposes. “Strategic Equity Investment” in the “VaR for Non-Trading Activity” section is a portfolio that consists principally of publicly traded Japanese equities. This portfolio, like that of other financial institutions in Japan, has historically included shares of the SMFG Group’s customers.

VaR for Trading Activity

The aggregate VaR for the SMFG Group’s total trading activities at March 31, 2012 was ¥10.0 billion. VaR increased at March 31, 2012 compared with March 31, 2011 in the category of equities risk primarily reflecting an increased position in equities.

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the fiscal year ended March 31, 2012:
SMBC Consolidated
Maximum	¥7.6	¥2.6	¥4.4	¥0.3	¥11.8
Minimum	3.4	0.4	0.6	0.2	5.4
Daily average	5.3	1.2	2.2	0.2	8.2
At March 31, 2012	4.9	0.6	4.0	0.2	9.3

SMFG Consolidated
Maximum	¥8.1	¥2.6	¥4.8	¥0.3	¥12.6
Minimum	3.8	0.5	0.8	0.2	5.9
Daily average	5.8	1.2	2.5	0.2	8.9
At March 31, 2012	5.4	0.6	4.1	0.2	10.0

(1)	Total for “Maximum,” “Minimum,” and “Daily average” represent the maximum, minimum and daily average of the total of the trading book. For certain subsidiaries, the SMFG Group employs the standardized method and/or the historical simulation method for the VaR calculation method.

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the fiscal year ended March 31, 2011:
SMBC Consolidated
Maximum	¥6.8	¥1.8	¥2.2	¥0.5	¥8.7
Minimum	3.7	0.4	0.5	0.2	5.4
Daily average	5.2	0.8	1.4	0.2	7.2
At March 31, 2011	4.5	0.7	1.4	0.2	6.5

SMFG Consolidated
Maximum	¥7.1	¥2.4	¥2.5	¥0.5	¥9.3
Minimum	3.9	0.5	0.7	0.2	5.8
Daily average	5.6	1.0	1.6	0.2	7.9
At March 31, 2011	4.7	0.8	1.5	0.2	6.8

(1)	Total for “Maximum,” “Minimum,” and “Daily average” represent the maximum, minimum and daily average of the total of the trading book. For certain subsidiaries, the SMFG Group employs the standardized method and/or the historical simulation method for the VaR calculation method.

VaR for Non-Trading Activity

•	Banking

The aggregate VaR for the SMFG Group’s total banking activities at March 31, 2012 was ¥32.1 billion. Most of this was composed of interest rate risk exposure based on the operations for the purpose of asset and liability management of SMBC. VaR decreased at March 31, 2012 compared with March 31, 2011 in the category of interest rate risk primarily reflecting smaller market fluctuations caused by the recent lower level of interest rates.

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the fiscal year ended March 31, 2012:
SMBC Consolidated
Maximum	¥49.3	¥0.0	¥14.0	¥0.0	¥52.2
Minimum	27.9	0.0	7.8	0.0	31.0
Daily average	34.7	0.0	10.1	0.0	38.0
At March 31, 2012	28.7	0.0	10.2	0.0	31.3

SMFG Consolidated
Maximum	¥50.6	¥0.0	¥14.0	¥0.0	¥53.6
Minimum	28.6	0.0	7.8	0.0	31.8
Daily average	35.7	0.0	10.1	0.0	38.9
At March 31, 2012	29.4	0.0	10.2	0.0	32.1

(1)	Total for “Maximum,” “Minimum,” and “Daily average” represent the maximum, minimum and daily average of the total of the banking book.

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the fiscal year ended March 31, 2011:
SMBC Consolidated
Maximum	¥46.3	¥0.1	¥12.1	¥0.0	¥49.6
Minimum	25.0	0.0	6.1	0.0	28.8
Daily average	35.9	0.0	8.2	0.0	39.4
At March 31, 2011	44.2	0.0	8.6	0.0	47.4

SMFG Consolidated
Maximum	¥47.6	¥0.1	¥12.1	¥0.0	¥50.9
Minimum	25.9	0.0	6.1	0.0	29.7
Daily average	37.0	0.0	8.2	0.0	40.5
At March 31, 2011	45.5	0.0	8.6	0.0	48.6

(1)	Total for “Maximum,” “Minimum,” and “Daily average” represent the maximum, minimum and daily average of the total of the banking book.

•	Strategic Equity Investment

The aggregate VaR for the SMFG Group’s strategic equity investment at March 31, 2012 was ¥897.9 billion, a decrease from ¥930.3 billion at March 31, 2011 due primarily to a decline in the fair value of the strategic equity investment portfolio.

Equities risk
(In billions)
For the fiscal year ended March 31, 2012:
SMBC Consolidated
Maximum	¥918.2
Minimum	696.0
Daily average	814.2
At March 31, 2012	873.0

SMFG Consolidated
Maximum	¥939.2
Minimum	712.5
Daily average	834.4
At March 31, 2012	897.9

Note:	After April 2011, VaR for strategic equity investment is measured based on a one-year holding period and an observation period of ten years in order to appropriately calculate long-term profit and loss scenarios. For comparison purpose, the aggregate VaR at March 31, 2011 is recalculated based on the VaR calculation method adopted at March 31, 2012. The recalculated aggregate VaR for the strategic equity investment at March 31, 2011 was ¥910.0 billion and ¥930.3 billion for SMBC Consolidated and SMFG Consolidated, respectively.

Equities risk
(In billions)
For the fiscal year ended March 31, 2011:
SMBC Consolidated
Maximum	¥127.4
Minimum	98.4
Daily average	111.4
At March 31, 2011	111.8

SMFG Consolidated
Maximum	¥129.7
Minimum	100.3
Daily average	113.8
At March 31, 2011	114.1

Note:	For the fiscal year ended March 31, 2011, VaR for strategic equity investment is measured based on a one-day holding period and an observation period of four years.

(b)	Stress tests

The market occasionally undergoes extreme fluctuations that exceed projections. Therefore, to manage market risk, it is important to run simulations of situations that may occur only once in many years, or so-called stress tests. To prepare for unexpected market swings, SMBC performs stress tests on a monthly basis based on various scenarios.

The limitations of the VaR methodology include the following:

•

The use of historical data as a proxy for estimating future events may underestimate the probability of extreme market movements. Past market movement is not necessarily a good indicator of future events;

•

The use of a holding period assumes that all positions can be liquidated or hedged in that period of time. This assumption does not fully capture the market risk arising during periods of illiquidity, when liquidation or hedging in that period of time may not be possible;

•	The use of a confidence level neither takes account of, nor makes any statement about, any losses that might occur beyond this level of confidence; and

•	VaR does not capture all of the complex effects of the risk factors on the value of positions and portfolios and could underestimate potential losses.

(c)	Additional information for the certain risks

(i)	Interest rate risk

To supplement the above limitations of VaR methodologies, the SMFG Group adopts various indices to measure and monitor the sensitivity of interest rates, including delta, gamma and vega risks. The SMFG Group considers BPV as one of the most significant indices to manage interest rate risk. BPV is the amount of change in the value to the banking and trading book as a result of a one basis point (0.01%) movement in interest rates. The principal SMFG Group companies use BPV to monitor interest rate risk, not only on a net basis, but also by term to prevent the concentration of interest rate risk in a specific period. The table “Basel II (Pillar 2)—Outlier Ratio” presented below is one of the sensitivity analyses for interest rate risk concerning the banking book using the BPV approach. In addition, as previously addressed, the SMFG Group enhances the risk management methods of VaR and BPV by using them in combination with back-testing and stress tests.

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

Basel II (Pillar 2)—Outlier Ratio

A decline in economic value of SMBC on a consolidated basis as a result of a certain interest rate shock is measured as shown in the table below based on the Outlier Framework of Basel II. At March 31, 2012, the outlier ratio was less than 2.6% at SMBC (Consolidated), substantially below the 20% criterion. (In the event the economic value of a bank declines by more than 20% of the sum of Tier I and Tier II capital, or the outlier ratio, as a result of interest rate shocks, that bank would fall into the category of “outlier bank,” as stipulated under the Second Pillar of Basel II.)

Decline in economic value based on outlier framework:

	At March 31,
	2012	2011
	(In billions, except for percentages)
SMBC Consolidated
Total	¥240.2	¥696.5
Impact of Japanese yen interest rates	144.3	530.5
Impact of U.S. dollar interest rates	87.3	141.9
Impact of Euro interest rates	1.3	16.0
Percentage of Tier I + Tier II	2.6%	7.8%

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

(iii)	Strategic equity investment risk

The SMFG Group establishes limits on allowable risk for strategic equity investments and monitors the observance of those limits to keep stock price fluctuation risk within acceptable parameters. SMBC has been reducing its strategic equity investments and the balance is within a permitted level which is less than 100% of the SMFG Group’s Tier I Capital.

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

To minimize the impact of a crisis on its funding, SMBC manages highly liquid supplementary funding sources, whereby it maintains high-quality liquid assets and has emergency borrowing facilities. High-quality liquid assets include Japanese government bonds, and U.S. Treasury and other U.S. government agencies bonds, which are included in “Investment securities” in the consolidated statement of financial position. For more information, see Note 9 “Investment Securities.”

For emergency situations, there are contingency plans in place for addressing the funding liquidity risk that include an action plan with measures for reducing the funding gap limits.

Maturity analysis of financial liabilities at March 31, 2012 and 2011

The following table shows a maturity analysis of the contractual undiscounted cash flows for financial liabilities at March 31, 2012 and 2011. The amount of interest on debt instruments is not included in the maturity table below due to its insignificance.

	At March 31, 2012
	On demand	Not later than three months	Later than three months and not later than one year	Later than one year and not later than three years	Later than three years and not later than five years	Later than five years	Total
	(In millions)
Non-derivative financial instruments:
Deposits	¥51,847,506	¥21,088,198	¥15,177,683	¥3,453,331	¥659,905	¥629,844	¥92,856,467
Call money and bills sold	—	2,139,388	5,212	—	—	—	2,144,600
Repurchase agreements and cash collateral on securities lent	1,253	7,486,380	—	—	—	—	7,487,633
Trading liabilities	2,173,567	—	—	—	—	—	2,173,567
Borrowings	59,464	5,021,610	2,072,646	1,115,906	564,724	1,523,013	10,357,363
Debt securities in issue	—	2,640,819	589,258	901,001	1,094,686	2,173,461	7,399,225
Lease payable	—	5,658	13,567	22,696	9,295	5,608	56,824
Other financial liabilities	1,113,301	3,735,311	18,907	22,751	16,410	46,745	4,953,425
Off balance sheet items:
Loan commitments	44,064,283	—	—	—	—	—	44,064,283
Financial guarantee contracts	5,320,993	—	—	—	—	—	5,320,993

Total non-derivative financial instruments	¥104,580,367	¥42,117,364	¥17,877,273	¥5,515,685	¥2,345,020	¥4,378,671	¥176,814,380

Derivative financial instruments	¥5,850,813	¥—	¥—	¥—	¥—	¥—	¥5,850,813

	At March 31, 2011
	On demand	Not later than three months	Later than three months and not later than one year	Later than one year and not later than three years	Later than three years and not later than five years	Later than five years	Total
	(In millions)
Non-derivative financial instruments:
Deposits	¥50,117,768	¥21,263,712	¥13,740,997	¥4,055,561	¥722,662	¥577,390	¥90,478,090
Call money and bills sold	8,190	2,621,091	126	—	—	—	2,629,407
Repurchase agreements and cash collateral on securities lent	1,159	6,438,439	—	—	—	—	6,439,598
Trading liabilities	1,623,918	—	—	—	—	—	1,623,918
Borrowings	53,001	3,673,282	5,444,773	1,081,747	712,355	1,517,316	12,482,474
Debt securities in issue	—	2,036,252	271,899	780,611	879,728	1,926,619	5,895,109
Lease payable	—	6,366	16,872	27,354	11,240	6,215	68,047
Other financial liabilities	754,156	3,199,918	24,965	22,688	11,993	49,300	4,063,020
Off balance sheet items:
Loan commitments	42,743,780	—	—	—	—	—	42,743,780
Financial guarantee contracts	4,810,931	—	—	—	—	—	4,810,931

Total non-derivative financial instruments	¥100,112,903	¥39,239,060	¥19,499,632	¥5,967,961	¥2,337,978	¥4,076,840	¥171,234,374

Derivative financial instruments	¥4,725,261	¥—	¥—	¥—	¥—	¥—	¥4,725,261

Note:
1.	Embedded derivatives which are separately accounted for, but presented together with the host contract in the consolidated statement of financial position are not included in the contractual table above as they relate to the interest cash flow of the host contract, which are also not included in the table above.
2.	Derivative financial instruments are recorded at fair value and included in the column “On demand.” These instruments are not used for hedging under IAS 39 and the fair value represents the cash flow on demand.

Balance of loans and advances, and deposits at March 31, 2012 and 2011

The following table presents the balance of loans and advances, and deposits at March 31, 2012 and 2011. The balance of deposits, which was mainly composed of individual customer deposits at March 31, 2012 and 2011, exceeded the balance of loans and advances at the same time due to the stable deposit base in Japan.

	At March 31,
	2012	2011
	(In millions)
Loans and advances	¥72,536,813	¥71,020,329
Deposits	92,853,566	90,469,098

The following table presents a breakdown of deposits by domestic and foreign offices. Domestic inter-bank money was classified as “Call money and bills sold” and not included in “Deposits” in the consolidated statement of financial position. Over half of domestic deposits was composed of individual customer deposits.

	At March 31,
	2012	2011
	(In millions)
Domestic offices:
Non-interest-bearing demand deposits	¥13,424,217	¥12,550,557
Interest-bearing demand deposits	34,344,937	32,756,899
Deposits at notice	855,577	1,131,082
Time deposits	25,118,371	25,348,713
Negotiable certificates of deposit	5,327,488	5,997,958
Others	3,786,138	3,950,740

Total domestic offices	82,856,728	81,735,949

Foreign offices:
Non-interest-bearing demand deposits	410,624	337,090
Interest-bearing demand deposits	804,527	680,292
Deposits at notice	3,642,208	3,800,310
Time deposits	1,745,146	1,533,773
Negotiable certificates of deposit	3,266,150	2,368,365
Others	128,183	13,319

Total foreign offices	9,996,838	8,733,149

Total deposits	¥92,853,566	¥90,469,098

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

Regulatory capital

The table below presents the SMFG Group’s total qualifying capital, risk-weighted assets and risk-weighted capital ratios at March 31, 2012 and 2011. Credit risk exposures from balance sheet and off-balance sheet assets under Japanese GAAP are measured based on credit risk quantification parameters, such as PD and LGD. Risk-based capital in the consolidated financial statements prepared under Japanese GAAP is classified into core capital (Tier I capital), supplementary capital (Tier II capital) and junior supplementary capital (Tier III capital).

	At March 31,
	2012	2011
	(In millions, except percentages)
Tier I capital:
Capital stock	¥2,337,895	¥2,337,895
Capital surplus	759,800	978,851
Retained earnings	2,152,654	1,776,433
Treasury stock	(236,037)	(171,760)
Minority interests	2,030,638	2,029,481
Cash dividends to be paid	(68,230)	(73,612)
Unrealized losses on other securities	—	—
Foreign currency translation adjustments	(141,382)	(122,889)
Stock acquisition rights	692	262
Goodwill and others	(496,434)	(394,343)
Gains on securitization transactions	(38,284)	(36,324)
Amount equivalent to 50% of expected losses in excess of qualifying reserves	(29,052)	—
Deductions of deferred tax assets(1)	—	—

Total Tier I capital	6,272,260	6,323,995

Tier II capital:
Unrealized gains on other securities after 55% discount	214,611	169,267
Land revaluation excess after 55% discount	35,755	35,739
General reserve for possible loan losses	66,695	100,023
Excess amount of provisions	—	21,742
Subordinated debt	2,454,062	2,210,184

Total Tier II capital	2,771,125	2,536,958

Deductions	(399,634)	(428,082)

Total qualifying capital	¥8,643,751	¥8,432,871

Risk-weighted assets:
On-balance sheet items	38,150,731	38,985,243
Off-balance sheet items	7,825,808	7,433,319
Market risk items	1,174,187	584,020
Operational risk	3,892,505	3,691,113

Total risk-weighted assets	¥51,043,232	¥50,693,696

Tier I risk-weighted capital ratio	12.28%	12.47%
Total risk-weighted capital ratio	16.93%	16.63%

(1)	The amount of net deferred tax assets was ¥350,182 million and ¥624,219 million at March 31, 2012 and 2011, respectively. Also, the upper limit of the inclusion of deferred tax assets into Tier I capital was ¥1,254,452 million and ¥1,264,799 million at March 31, 2012 and 2011, respectively.
(2)	Amounts less than ¥1 million have been omitted in the table of Regulatory Capital. As a result, the totals in Japanese yen shown in the above table do not necessarily agree with the sum of the individual amounts.

The SMFG Group’s consolidated capital ratio at March 31, 2012 was 16.93%, 0.30 percentage points higher than 16.63% at March 31, 2011. Total capital, which is the numerator in the capital ratio calculation equation, amounted to ¥8,644 billion at March 31, 2012, which was ¥211 billion higher than ¥8,433 billion at March 31, 2011. This was due primarily to the result of recording of net income for the fiscal year.

Risk-weighted assets, the denominator in the equation, amounted to ¥51,043 billion, which was ¥349 billion higher than ¥50,694 billion at March 31, 2011, due mainly to the increase of market risk items.

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

The transaction amounts included in the accounts, in aggregate, by category of related party were as follows:

Transactions with associates and joint ventures

	At March 31,
	2012	2011
	(In millions)
Assets:
Loans and advances	¥218,809	¥534,057
Others	2,235	1,377

Liabilities:
Deposits	¥147,902	¥251,302
Others	7,764	24,994

	For the fiscal year ended March 31,
	2012	2011	2010
	(In millions)
Income statement:
Income (interest income, and fee and commission income)	¥27,179	¥33,715	¥59,810
Expense (interest expense and other expenses)	33,981	37,125	45,778

Loan commitments to associates and joint ventures at March 31, 2012 and 2011 were ¥189,888 million and ¥166,777 million, respectively.

Financial guarantees received from associates and joint ventures at March 31, 2012 and 2011 were nil and ¥18,834 million, respectively.

Transactions with key management personnel and their close family members

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the SMFG Group, directly or indirectly. The SMFG Group considers the members of the Board of Directors of SMFG and SMBC to constitute key management personnel for the purpose of this disclosure required under IAS 24 “Related Party Disclosures.”

	At March 31,
	2012	2011
	(In millions)
Assets:
Loans and advances	¥2	¥2

Liabilities:
Deposits	¥1,130	¥994
Others	125	62

Compensation of Key Management Personnel

The following table presents the compensation expenses of key management personnel.

	For the fiscal year ended March 31,
	2012	2011	2010
	(In millions)
Short-term employee benefits	¥1,141	¥1,039	¥607
Retirement benefits	—	94	312
Share-based compensation	182	135	22

SMFG and SMBC introduced a stock option compensation plan for their directors, corporate auditors and executive officers in connection with the abolition of their retirement benefit plan based on the shareholders’ approval at the general meeting of shareholders held in June 2010. The details of the stock option compensation plan are described in Note 40 “Share-Based Payment.”

There were no other long-term benefits and termination benefits for the fiscal years ended March 31, 2012, 2011 and 2010.

47	PRINCIPAL SUBSIDIARIES

Principal Subsidiaries

The SMFG Group’s principal subsidiaries at March 31, 2012 are shown in the list below. The SMFG Group consolidates all entities over which the SMFG Group controls, or has the power to govern the financial and operating policies so as to obtain benefits from their activities.

Principal domestic subsidiaries

Company Name	Proportion of Ownership Interest		Proportion of Voting Rights		Main Business
	(%)		(%)
Sumitomo Mitsui Banking Corporation	100.0		100.0		Commercial banking
THE MINATO BANK, LTD.	6.0		46.4	(1)	Commercial banking
Kansai Urban Banking Corporation	59.8		60.2		Commercial banking
The Japan Net Bank, Limited	41.1	(2)	61.4		Internet banking
SMBC Guarantee Co., Ltd.	100.0		100.0		Credit guarantee
SMBC Friend Securities Co., Ltd.	100.0		100.0		Securities
SMBC Nikko Securities Inc.	100.0		100.0		Securities
Sumitomo Mitsui Finance and Leasing Company, Limited	60.0		60.0		Leasing
Sumitomo Mitsui Card Company, Limited	65.9		65.9		Credit card
Cedyna Financial Corporation	100.0		100.0		Credit card
SAKURA CARD CO., LTD.	95.7		95.7		Credit card
Promise Co., Ltd.(3)	97.7		97.7		Consumer finance
ORIX Credit Corporation(4)	50.9		50.9		Consumer finance
SMM Auto Finance, Inc.	56.0		56.0		Automobile sales finance
Japan Pension Navigator Co., Ltd.	69.7		69.7		Operational management of defined contribution pension plans
SMBC Venture Capital Co., Ltd.	40.0		40.0		Venture capital
SMBC Consulting Co., Ltd.	100.0		100.0		Management consulting and information services
SMBC Finance Service Co., Ltd.	100.0		100.0		Loans, factoring and collecting agent
Financial Link Co., Ltd.	100.0		100.0		Data processing service and consulting
The Japan Research Institute, Limited	100.0		100.0		System development, data processing, management consulting and economic research
SAKURA KCS Corporation	50.2		50.2		System engineering and data processing

(1)	The SMFG Group has a 6.0% direct holding in THE MINATO BANK, LTD., and can control further 40.4% of the voting rights held by SMBC’s retirement benefit trust under contractual agreements between SMBC and the retirement benefit trust.
(2)	The SMFG Group’s ownership interest in The Japan Net Bank, Limited is 41.1%, which is different from its proportion of voting rights, because The Japan Net Bank, Limited issued non-voting shares.
(3)	On April 1, 2012, the SMFG Group conducted a share exchange for the shares of common stock of Promise Co., Ltd. which SMFG did not own, and Promise Co., Ltd. became a wholly-owned subsidiary of the SMFG Group. On July 1, 2012, Promise Co., Ltd. changed its trade name to SMBC Consumer Finance Co., Ltd.
(4)	On June 29, 2012, SMBC transferred all of its shares of ORIX Credit Corporation to ORIX Corporation and, as a result, ORIX Credit Corporation is no longer the SMFG Group’s subsidiary.

Principal foreign subsidiaries

Company Name	Country of Incorporation	Proportion of Ownership Interest	Proportion of Voting Rights	Main Business
		(%)	(%)
Sumitomo Mitsui Banking Corporation Europe Limited	U.K.	100.0	100.0	Commercial banking
Sumitomo Mitsui Banking Corporation (China) Limited	China	100.0	100.0	Commercial banking
Manufacturers Bank	U.S.A.	100.0	100.0	Commercial banking
Sumitomo Mitsui Banking Corporation of Canada	Canada	100.0	100.0	Commercial banking
Banco Sumitomo Mitsui Brasileiro S.A.	Brazil	100.0	100.0	Commercial banking
ZAO Sumitomo Mitsui Rus Bank	Russia	100.0	100.0	Commercial banking
PT Bank Sumitomo Mitsui Indonesia	Indonesia	98.4	98.4	Commercial banking
Sumitomo Mitsui Banking Corporation Malaysia Berhad	Malaysia	100.0	100.0	Commercial banking
SMBC Nikko Securities America, Inc.	U.S.A.	100.0	100.0	Securities
SMBC Nikko Capital Markets Limited	U.K.	100.0	100.0	Securities
SMBC Leasing and Finance, Inc.	U.S.A.	100.0	100.0	Leasing
SMBC Capital Markets, Inc.	U.S.A.	100.0	100.0	Derivatives and investments

THE MINATO BANK, LTD. and SMBC Venture Capital Co., Ltd. are accounted for as subsidiaries, despite the SMFG Group’s holdings of less than 50% of the voting rights, because the SMFG Group is able to govern the financial and operating policies of these companies under a statute or an agreement, or by delegating the majority of the members of the board of directors.

The SMFG Group does not control some entities despite the fact that the SMFG Group holds more than 50% of their share capital, because the SMFG Group has entered into agreements with other investors to share or give those investors the power to govern the entities’ financial and operating policies over these investees.

Some of the SMFG Group’s subsidiaries may be subject to restrictions on the ability to transfer funds to SMFG in the form of cash dividends or to repay loans or advances, which include capital adequacy requirements imposed by the governments and central banks, and the Companies Act restrictions relating to dividends.

48	ACQUISITIONS

Fiscal Year Ended March 31, 2012

Promise Co., Ltd (currently SMBC Consumer Finance Co., Ltd.)

On December 7, 2011, the SMFG Group purchased 91,020,096 shares of Promise common stock through a tender offer and made Promise a consolidated subsidiary of the SMFG Group. Promise conducts a consumer loan business that consists mainly of unsecured loans to individuals. By making Promise a consolidated subsidiary, the SMFG Group sought to reinforce its consumer finance business, to enhance its earnings generation capacity, and to effectively achieve the expansion of its consumer finance business centered on Promise. Before the tender offer, the SMFG Group held 22.0% of the voting rights of Promise and accounted for Promise as an associate. As a result of the tender offer, the SMFG Group’s proportion of voting rights of Promise increased to 93.8%, and the SMFG Group obtained control of Promise.

The fair values of Promise’s assets and liabilities at the date of acquisition and the consideration paid were as follows:

At December 7, 2011
(In millions)
Assets:(1)
Loans and advances	¥799,902
All other assets	241,348

Total assets	¥1,041,250

Liabilities(1)	¥1,002,804

Net assets	¥38,446
Non-controlling interests measured at their proportionate share of the identifiable net assets	(2,443)

Net assets acquired	36,003
Goodwill	56,692

Consideration	¥92,695

Consideration:
Cash	¥70,996
Fair value of the equity interest in Promise held before the acquisition	21,699

Total	¥92,695

Acquisition related costs recognized as an expense in “General and administrative expenses” in the consolidated income statement	¥344

(1)	The fair value of Promise’s assets and liabilities at the date of acquisition included the outstanding balance arising from the transactions made between the SMFG Group and Promise before the acquisition, which included deposit amounting to ¥30 billion accepted from and loans amounting to ¥267 billion made to Promise.

The fair value of the financial assets acquired included ¥807,811 million of loans and receivables to customers. The gross contractual amounts receivable were ¥830,356 million, of which ¥73,539 million were expected to be uncollectible.

The goodwill was attributable to the profitability of the acquired business and the synergies expected to arise after the acquisition. None of the goodwill recognized was expected to be deductible for income tax purposes.

As a result of remeasuring the previously held interest to fair value, the SMFG Group recognized a gain of ¥25,827 million, which was included in “Other income” in the consolidated income statement.

Promise’s net profit from the acquisition date to March 31, 2012 was ¥11,675 million.

Pro forma financial information

It was estimated that the SMFG Group would have reported a total operating income of ¥2,932,742 million and a net profit of ¥299,923 million for the fiscal year ended March 31, 2012, if the acquisition of Promise had occurred on April 1, 2011.

Cash and cash equivalents acquired by obtaining control of subsidiaries

The total amount of cash consideration paid and cash acquired by obtaining control of subsidiaries during the fiscal year ended March 31, 2012 were as follows:

For the fiscal year ended March 31, 2012
(In millions)
Cash consideration paid	¥(70,996)
Cash and cash equivalents acquired as a result of the acquisitions	23,888

Cash consideration paid, net of cash and cash equivalents acquired by obtaining control of the subsidiaries	¥(47,108)

The amounts of assets and liabilities other than cash or cash equivalents in these subsidiaries were ¥1,017,362 million and ¥1,002,804 million respectively.

Fiscal Year Ended March 31, 2011

Cedyna Financial Corporation

On May 31, 2010, the SMFG Group subscribed for all the new stock issued by Cedyna Financial Corporation (“Cedyna”) by way of a third-party allotment and made Cedyna a consolidated subsidiary of the SMFG Group. Cedyna conducts credit card business, shopping credit business and certain other businesses. By making Cedyna a consolidated subsidiary, the SMFG Group sought to further accelerate and make a stable promotion of its credit card business strategy. Before the subscription, the SMFG Group held a 48.0% interest in Cedyna and accounted for it as an associate. As a result of this transaction, the SMFG Group’s interest in Cedyna increased to 68.8% and the SMFG Group obtained control of Cedyna.

The fair values of Cedyna’s assets and liabilities at the date of acquisition and the consideration paid were as follows:

At May 31, 2010
(In millions)
Assets:
Loans and advances	¥1,351,126
All other assets	356,618

Total assets	¥1,707,744

Liabilities	¥1,590,043

Net assets	¥117,701
Non-controlling interests measured at their proportionate share of the identifiable net assets	(36,799)

Net assets acquired	80,902
Goodwill	5,000

Consideration	¥85,902

Consideration:
Cash	¥50,000
Fair value of the equity interest in Cedyna held before the acquisition	35,902

Total	¥85,902

Acquisition related costs recognized as an expense in “General and administrative expenses” in the consolidated income statement	¥203

The fair value of the financial assets acquired included ¥1,358,546 million of loans and receivables. The gross contractual amounts receivable were ¥1,445,213 million, of which ¥99,477 million were expected to be uncollectible.

The goodwill was attributable to the synergies expected to be achieved by collaboration between Cedyna and SMBC mainly in Cedyna’s shopping credit business, and solutions business, and collaboration between Cedyna and SMCC in their credit card businesses. None of the goodwill recognized was expected to be deductible for income tax purposes.

As a result of remeasuring the previously held interest to fair value, the SMFG Group recognized a gain of ¥14,480 million, which was included in “Other income” in the consolidated income statement.

Cedyna’s net loss from the acquisition date to March 31, 2011 was ¥37,340 million.

Pro forma financial information

It was estimated that the SMFG Group would have reported a total operating income of ¥2,943,845 million and a net profit of ¥570,741 million for the fiscal year ended March 31, 2011, if the acquisition of Cedyna had occurred on April 1, 2010.

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

Nikko Cordial Securities Inc. (currently SMBC Nikko Securities Inc.)

On October 1, 2009, the SMFG Group acquired 100.0% of the voting rights of Nikko Cordial Securities, which comprises the retail securities business of the former Nikko Cordial Securities, the domestic debt and equity underwriting businesses of the former Nikko Citigroup, and certain other related businesses. Nikko Cordial Securities changed its trade name to SMBC Nikko Securities Inc. on April 1, 2011.

The fair values of Nikko Cordial Securities’ assets and liabilities at the date of acquisition and the consideration paid were as follows:

	At October 1, 2009
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

The goodwill was attributable to the profitability of the acquired business and the synergies expected to arise after the acquisition.

Nikko Cordial Securities’ net profit from the acquisition date to March 31, 2010 was ¥9,152 million.

THE BIWAKO BANK, LIMITED

On March 1, 2010, Kansai Urban Banking Corporation (“KUBC”), a subsidiary of the SMFG Group, merged with Biwako Bank. Biwako Bank operated a retail banking business in the Kansai area. As a result of this merger, the SMFG Group held 56.4% of the voting rights or a 56.1% interest in KUBC, which was the merged company.

The fair values of Biwako Bank’s assets and liabilities at the date of acquisition and the consideration paid were as follows:

	At March 1, 2010
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

The fair value of consideration transferred represents the fair value of the reduction of the SMFG Group’s interest in KUBC. The SMFG Group’s interest in KUBC reduced from 63.8% to 56.1% as a result of a stock issuance by KUBC to the shareholders of Biwako Bank at the business combination. This reduction in interest was measured based on the listed stock price of KUBC at the time of the acquisition.

The goodwill was attributable to the synergies expected to arise after the acquisition and the profitability by becoming a regional bank with a broader operational base in the Kansai area.

It is impracticable to disclose the profit or loss of the acquired Biwako Bank from the acquisition date to March 31, 2010. The acquired business has been integrated into the corresponding existing KUBC’s business lines and there is no reliable basis for allocating post-acquisition results between KUBC and Biwako Bank.

Other business combinations

The aggregate amounts of total assets and liabilities acquired through other business combinations, which were not individually significant, were ¥449,343 million and ¥403,001 million, respectively. Goodwill of ¥3,918 million was recognized. The SMFG Group acquired between 50.9% and 95.0% of interests in the acquirees. The total consideration transferred, including equity interest held before the acquisitions and costs directly attributed to the acquisitions, was ¥28,086 million.

Pro forma financial information

It was estimated that the SMFG Group would have reported a total operating income of ¥2,880,766 million and a net profit of ¥660,437 million for the fiscal year ended March 31, 2010, if the acquisition had occurred on April 1, 2009.

Cash consideration paid

The total amount of cash consideration paid and cash acquired by obtaining control of Nikko Cordial Securities, Biwako Bank and other immaterial subsidiaries during the fiscal year ended March 31, 2010 was as follows:

For the fiscal year ended March 31, 2010
(In millions)
Cash consideration paid	¥(595,728)
Cash and cash equivalents acquired as a result of the acquisitions	371,790

Cash consideration paid, net of cash and cash equivalents acquired by obtaining control of the subsidiaries	¥(223,938)

The amounts of assets and liabilities other than cash or cash equivalents in these subsidiaries, including Nikko Cordial Securities and Biwako Bank, were ¥3,374,337 million and ¥3,298,016 million, respectively.

After the Fiscal Year Ended March 31, 2012

SMBC Aviation Capital

On June 1, 2012, the SMFG Group acquired an aircraft leasing business of The Royal Bank of Scotland Group plc, and commenced its operation as SMBC Aviation Capital, in order to further expand and develop the business in Asia and other emerging markets together with the existing aircraft leasing unit. Companies engaged in the acquired aircraft leasing business are SMBC Aviation Capital Limited (former RBS Aerospace Limited), SMBC Aviation Capital (UK) Limited (former RBS Aerospace (UK) Limited), and SMBC Aviation Capital (Australia) Pty Limited (former RBS Australia Leasing Pty Limited), and the SMFG Group obtained 90% of the voting rights of these companies.

Further information could not be disclosed as the initial accounting for the business combination is yet to be finalized due to proximity of the acquisition date to the date of authorization for issue of the consolidated financial statements.

49	CURRENT AND NON-CURRENT DISTINCTION

The following tables present an analysis of financial assets and liabilities, excluding cash and deposits with banks, trading assets and liabilities, and derivative financial instruments, by amounts recovered or settled, not more than twelve months or more than twelve months, at March 31, 2012 and 2011.

	At March 31, 2012
	Amounts recovered or settled
	Not more than twelve months	More than twelve months	Total
	(In millions)
Assets:
Call loans and bills bought	¥1,269,932	¥27,150	¥1,297,082
Reverse repurchase agreements and cash collateral on securities borrowed	4,937,025	—	4,937,025
Financial assets at fair value through profit or loss	—	2,150,409	2,150,409
Investment securities:
Held-to-maturity investments	308,719	4,968,549	5,277,268
Available-for-sale financial assets	7,812,712	24,234,120	32,046,832
Loans and advances	25,083,461	47,453,352	72,536,813
Other financial assets	1,773,895	125,537	1,899,432

Liabilities:
Deposits	¥88,113,456	¥4,740,110	¥92,853,566
Call money and bills sold	2,144,600	—	2,144,600
Repurchase agreements and cash collateral on securities lent	7,487,633	—	7,487,633
Borrowings	7,172,200	3,240,658	10,412,858
Debt securities in issue	3,211,321	4,166,421	7,377,742
Other financial liabilities	4,867,519	85,906	4,953,425

	At March 31, 2011
	Amounts recovered or settled
	Not more than twelve months	More than twelve months	Total
	(In millions)
Assets:
Call loans and bills bought	¥853,669	¥8,998	¥862,667
Reverse repurchase agreements and cash collateral on securities borrowed	5,051,053	—	5,051,053
Financial assets at fair value through profit or loss	4	2,132,344	2,132,348
Investment securities:
Held-to-maturity investments	165,254	4,016,586	4,181,840
Available-for-sale financial assets	13,018,155	17,462,111	30,480,266
Loans and advances	25,092,282	45,928,047	71,020,329
Other financial assets	1,373,634	122,775	1,496,409

Liabilities:
Deposits	¥85,122,536	¥5,346,562	¥90,469,098
Call money and bills sold	2,629,407	—	2,629,407
Repurchase agreements and cash collateral on securities lent	6,439,598	—	6,439,598
Borrowings	9,193,156	3,355,202	12,548,358
Debt securities in issue	2,308,077	3,582,311	5,890,388
Other financial liabilities	3,979,039	83,981	4,063,020

50	CONDENSED FINANCIAL INFORMATION OF REGISTRANT (SMFG)

Condensed Statement of Financial Position

	At March 31,
	2012	2011
	(In millions)
Assets:
Deposits with SMBC	¥67,323	¥54,154
Investments in SMBC	5,175,789	5,385,792
Investments in other subsidiaries and associates	856,646	734,765
Other assets	1,281	871
Current tax assets	33,266	41,382

Total assets	¥6,134,305	¥6,216,964

Liabilities and equity:
Short-term borrowings from SMBC	¥1,228,030	¥997,030
Debt securities due to a subsidiary	392,900	392,900
Other liabilities	4,902	4,812

Total liabilities	1,625,832	1,394,742

Shareholders’ equity	4,508,473	4,822,222

Total liabilities and shareholders’ equity	¥6,134,305	¥6,216,964

Condensed Income Statement

	For the fiscal year ended March 31,
	2012	2011	2010
	(In millions)
Income:
Dividends from SMBC	¥158,645	¥191,174	¥113,315
Dividends from other subsidiaries and associates	7,627	15,692	5,504
Fees and commission income from subsidiaries	15,100	15,352	14,561
Derivative income(1)	—	—	23,626
Income from disposal of an associate	—	—	7,670
Other income	1,645	5,522	3,343

Total income	183,017	227,740	168,019

Expense:
Interest expense to SMBC	6,485	6,291	9,116
Interest expense due to a subsidiary	16,468	16,468	8,288
Other interest expense	—	—	1,429
Operating and other expense	8,607	8,026	11,671

Total expense	31,560	30,785	30,504

Profit before tax	151,457	196,955	137,515
Income tax expense	3	3	10,703

Net profit	¥151,454	¥196,952	¥126,812

(1)	Derivative income represents income from the derivative embedded in Type 4 preferred stock. The detail of the instruments is described in Note 24 “Shareholders’ Equity.”

Condensed Statement of Cash Flows

	For the fiscal year ended March 31,
	2012	2011	2010
	(In millions)
Operating Activities:
Profit before tax	¥151,457	¥196,955	¥137,515
Adjustments for:
Derivative income	—	—	(23,626)
Income from disposal of an associate	—	—	(7,670)
Income taxes refund (paid)—net	8,104	(17,299)	(2,618)
Other operating activities-net	(1,494)	(7,160)	5,037

Net cash and cash equivalents provided by operating activities	158,067	172,496	108,638

Investing Activities:
Investment in SMBC	—	—	(2,212,020)
Proceeds from sale of investment in SMBC	210,003	—	—
Investments in and establishment of subsidiaries and associates	(120,346)	(99,519)	(4,900)
Proceeds from disposal of investment in associates	—	—	180,595
Other investing activities—net	(13)	(3)	—

Net cash and cash equivalents provided by (used in) investing activities	89,644	(99,522)	(2,036,325)

Financing Activities:
Proceeds from issuance of debt securities	—	—	392,900
Net increase (decrease) of short-term borrowings	231,000	49,000	(130,000)
Purchase of Type 6 Preferred stock	(210,003)	—	—
Proceeds from issuance of common stock	—	—	1,824,896
Dividends paid	(144,038)	(154,013)	(71,930)
Purchases of treasury stock and proceeds from sale of treasury stock—net	(111,501)	(91)	(146)
Other financing activities—net	—	—	(3,030)

Net cash and cash equivalents provided by (used in) financing activities	(234,542)	(105,104)	2,012,690

Net increase (decrease) of cash and cash equivalents	13,169	(32,130)	85,003
Cash and cash equivalents at beginning of period	54,154	86,284	1,281

Cash and cash equivalents at end of period	¥67,323	¥54,154	¥86,284

Investments in subsidiaries and associates

Investments in subsidiaries and associates are stated at cost. SMFG recognizes dividend income from subsidiaries and associates when its right to receive payment is established.

Investments in other subsidiaries and associates include equity investments in SMFG Card & Credit, Inc., SMFL, SMBC Friend Securities, Promise and others at March 31, 2012, and SMFG Card & Credit, Inc., SMFL, SMBC Friend Securities and others at March 31, 2011. These companies are incorporated in Japan, and the proportion of ownership interest of SMFG in these companies other than Promise was the same as described in Note 11 “Investments in Associates and Joint Ventures,” and Note 47 “Principal Subsidiaries.” The proportion of ownership interest of SMFG in Promise was 64.1% at March 31, 2012.

In January 2011, SMBC Friend Securities, which is a direct subsidiary of SMFG, transferred its collaborative business with SMBC to SMBC Nikko Securities, a subsidiary of SMBC. As a result of this transaction, SMFG recognized a decrease in the carrying amount of investment in SMBC Friend Securities and, concurrently, an increase in the carrying amount of investment in SMBC with the same amount. No profit or loss was recognized for this transaction.

Long-term obligations

SMFG issued perpetual subordinated bonds of ¥393 billion outstanding to its subsidiary, SMFG Preferred Capital JPY 3 Limited, at March 31, 2012. The interest rates of these bonds are fixed until January 2015 or January 2020, which range from 3.9% to 4.5% per annum, and will be floating thereafter. SMFG Preferred Capital JPY 3 Limited issued preferred securities to purchase these bonds.

Guarantees

SMFG provided guarantee of ¥41 billion and ¥39 billion at March 31, 2012 and 2011, respectively, to the Deposit Protection Fund of the Association of German Banks with regard to the deposits of the SMBC Dusseldorf branch.

EXHIBIT INDEX

Exhibit number	Description of Exhibit
Exhibit 1.1	Articles of Incorporation of Sumitomo Mitsui Financial Group, Inc., as amended on June 29, 2010 (English translation)*

Exhibit 1.2	Regulations of Board of Directors of Sumitomo Mitsui Financial Group, Inc., as amended on June 29, 2010 (English translation)*

Exhibit 1.3	Share Handling Regulations of Sumitomo Mitsui Financial Group, Inc., as amended on April 1, 2012 (English translation)

Exhibit 2.1	Form of Deposit Agreement among the registrant, Citibank, N.A., as Depositary, and all owners and holders from time to time of American Depositary Shares issued thereunder*

Exhibit 8	List of subsidiaries of Sumitomo Mitsui Financial Group, Inc., at March 31, 2012

Exhibit 11	Code of Ethics of Sumitomo Mitsui Financial Group, Inc.**

Exhibit 12.1	CEO Certification Required by Rule 13a-14(a) (17 CFR 240.13a-14(a))

Exhibit 12.2	CFO Certification Required by Rule 13a-14(a) (17 CFR 240.13a-14(a))

Exhibit 13.1	Certification Required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

Exhibit 13.2	Certification Required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

*	Incorporated by reference to our registration statement on Form 20-F (File No. 001-34919) filed on October 20, 2010.
**	Incorporated by reference to our annual report on Form 20-F (File No. 001-34919) filed on July 29, 2011.