Form 20-F
period 2013-03-31
SUMITOMO MITSUI FINANCIAL GROUP, INC.
filed 2013-07-23
CIK 1022837

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2013

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

Securities registered or to be registered pursuant to Section 12(b) of the Act

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

At March 31, 2013, the following shares of capital stock were outstanding: 1,414,055,625 shares of common stock (including 60,179,376 shares of common stock held by the registrant and its consolidated subsidiaries and equity-method associates as treasury stock).

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

ii

CERTAIN DEFINED TERMS, CONVENTIONS AND

PRESENTATION OF FINANCIAL INFORMATION

As used in this annual report, unless the context otherwise requires, “SMFG,” the “Company,” “we,” “us,” “our” and similar terms refer to Sumitomo Mitsui Financial Group, Inc. as well as to its subsidiaries, as the context requires. References to the “Group” are to us and our subsidiaries and affiliates taken as a whole. “SMBC” and “the Bank” refer to Sumitomo Mitsui Banking Corporation or to Sumitomo Mitsui Banking Corporation and its subsidiaries taken as a whole, depending on the context. The Bank is our main subsidiary.

In this annual report, all of our financial information is presented on a consolidated basis, unless we state otherwise. As used in this annual report, “IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Boards (“IASB”) and “Japanese GAAP” means accounting principles generally accepted in Japan. Our consolidated financial information in this annual report has been prepared in accordance with IFRS, except for the risk-weighted capital ratios, the segment results of operation and some other specifically identified information, which are prepared in accordance with Japanese banking regulations or Japanese GAAP. Unless otherwise stated or the context otherwise requires, all financial information contained in this annual report is expressed in Japanese yen.

Our fiscal year ends on March 31.

Unless otherwise specified or required by the context: references to “days” are to calendar days; references to “years” are to calendar years and to “fiscal years” are to our fiscal years ending on March 31; references to “$,” “dollars” and “U.S. dollars” are to United States dollars; references to “euros” and “€” are to the currency of those member states of the European Union which are participating in the European Economic and Monetary Union pursuant to the Treaty on European Union; references to “£” and “British pounds sterling” are to the currency of the United Kingdom; and references to “yen” and “¥” are to Japanese yen. Unless otherwise specified, when converting currencies into yen we use our median exchange rates for buying and selling spot dollars, or other currencies, by telegraphic transfer against yen as determined at the end of the relevant fiscal period.

Unless otherwise indicated, in this annual report, where information is presented in millions, billions or trillions of yen or thousands, millions or billions of dollars, amounts of less than one thousand, one million, one billion or one trillion, as the case may be, have been rounded. Accordingly, the total of figures presented in columns or otherwise may not equal the total of the individual items. Except for capital ratios, which have been truncated, percentage data, unless we state otherwise have been subject to rounding adjustments for the convenience of the reader.

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains statements that constitute “forward-looking statements” within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended (“Securities Exchange Act of 1934”). When included in this annual report, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions, among others, identify forward-looking statements. You can also identify forward-looking statements in the discussions of strategy, plans or intentions. Such statements, which include, but are not limited to, statements contained in “Item 3. Key Information—Risk Factors,” “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk,” reflect our current views with respect to future events and are inherently subject to risks, uncertainties and assumptions, including the risk factors described in this annual report. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described here as anticipated, believed, estimated, expected or intended.

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

Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those in the forward-looking statements as a result of various factors, and the differences may be material. Potential risks and uncertainties include, without limitation, the following:

•	deterioration of Japanese and global economic conditions and financial markets;

•	constraints on our operations due to capital adequacy requirements;

•	declines in the value of our securities portfolio;

•	changes in the level or volatility of market rates or prices;

•	incurrence of significant credit-related costs;

•	a significant downgrade of our credit rating;

•	our ability to successfully implement our business strategy through our subsidiaries, affiliates and alliance partners;

•	exposure to new risks as we expand the scope of our business;

•	the industry specific risks of the consumer finance industry;

•	the recoverability of deferred tax assets;

•	litigation and regulatory proceedings;

•	insufficient liquidity;

•	problems of other financial institutions; and

•	adverse regulatory developments or changes in government policies.

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

3.A.    SELECTED FINANCIAL DATA

Selected Financial Data

The following selected financial data at and for each of the five fiscal years ended March 31, 2013, 2012, 2011, 2010 and 2009 have been derived from our consolidated financial statements. You should read this data together with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this annual report.

	For the fiscal year ended and at March 31,
	2013	2012	2011	2010	2009
	(In millions, except per share data)
Consolidated income statement data:
Interest income	¥1,725,723	¥1,710,331	¥1,720,181	¥1,766,047	¥2,164,048
Interest expense	339,520	313,631	311,056	346,810	676,293

Net interest income	1,386,203	1,396,700	1,409,125	1,419,237	1,487,755

Fee and commission income	948,685	869,407	806,704	650,437	570,603
Fee and commission expense	127,099	132,562	132,560	121,716	116,240

Net fee and commission income	821,586	736,845	674,144	528,721	454,363

Net trading income	179,750	182,296	324,479	330,130	134,298
Net income (loss) from financial assets at fair value through profit or loss	15,794	33,734	30,116	75,579	(17,951)
Net investment income	216,967	239,365	235,911	178,552	159,511
Other income	324,404	245,563	204,470	232,334	193,119

Total operating income	2,944,704	2,834,503	2,878,245	2,764,553	2,411,095

Impairment charges on financial assets	267,243	284,310	433,928	258,641	1,240,710

Net operating income	2,677,461	2,550,193	2,444,317	2,505,912	1,170,385

General and administrative expenses	1,443,196	1,366,705	1,293,546	1,096,957	992,487
Other expenses	288,307	239,292	212,292	236,760	261,770

Operating expenses	1,731,503	1,605,997	1,505,838	1,333,717	1,254,257

Share of post-tax profit (loss) of associates and joint ventures	19,593	(25,004)	(5,796)	(37,461)	(54,318)

Profit (loss) before tax	965,551	919,192	932,683	1,134,734	(138,190)

Income tax expense (benefit)	274,795	461,194	361,165	488,041	(56,166)

Net profit (loss)	¥ 690,756	¥ 457,998	¥ 571,518	¥ 646,693	¥ (82,024)

	For the fiscal year ended and at March 31,
	2013	2012	2011	2010	2009
	(In millions, except per share data)
Profit (loss) attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥572,916	¥345,430	¥464,007	¥528,692	¥(154,954)
Non-controlling interests	117,840	112,568	107,511	118,001	72,930
Earnings per share:
Basic	¥423	¥249	¥328	¥512	¥(214)
Diluted	423	248	328	482	(260)
Weighted average number of common shares in issue (in thousands of shares)	1,353,926	1,387,405	1,394,391	1,017,066	772,349
Dividends per share in respect of each fiscal year:
Common stock	¥100	¥100	¥105	¥65	¥140
	$1.06	$1.22	$1.26	$0.70	$1.43
Preferred stock (Type 4)(1):
First series	¥—	¥—	¥—	¥135,000	¥135,000
	$—	$—	$—	$1,451	$1,374
Second series	¥—	¥—	¥—	¥135,000	¥135,000
	$—	$—	$—	$1,451	$1,374
Third series	¥—	¥—	¥—	¥135,000	¥135,000
	$—	$—	$—	$1,451	$1,374
Fourth series	¥—	¥—	¥—	¥135,000	¥135,000
	$—	$—	$—	$1,451	$1,374
Ninth series	¥—	¥—	¥—	¥135,000	¥135,000
	$—	$—	$—	$1,451	$1,374
Tenth series	¥—	¥—	¥—	¥135,000	¥135,000
	$—	$—	$—	$1,451	$1,374
Eleventh series	¥—	¥—	¥—	¥135,000	¥135,000
	$—	$—	$—	$1,451	$1,374
Twelfth series	¥—	¥—	¥—	¥135,000	¥135,000
	$—	$—	$—	$1,451	$1,374
Preferred stock (Type 6)(2)	¥—	¥44,250	¥88,500	¥88,500	¥88,500
	$—	$539	$1,064	$951	$901
Consolidated statement of financial position data:
Total assets	¥148,007,726	¥141,874,426	¥136,470,927	¥122,992,929	¥119,334,876
Loans and advances	75,987,057	72,536,813	71,020,329	71,634,128	74,669,294
Total liabilities	139,265,076	134,259,035	128,919,722	115,431,259	114,418,861
Deposits	101,021,413	92,853,566	90,469,098	85,697,973	83,231,234
Borrowings	6,475,543	10,412,858	12,548,358	7,321,484	6,423,003
Total equity	8,742,650	7,615,391	7,551,205	7,561,670	4,916,015
Capital stock	2,337,896	2,337,896	2,337,896	2,337,896	1,370,777

(1)	All shares of the Type 4 preferred stock were converted to common stock by January 28, 2010.
(2)	On April 1, 2011, we acquired and cancelled all of the outstanding Type 6 preferred stock.

Exchange Rates

We maintain our accounts in yen. The following table sets forth for the indicated periods the median exchange rates for buying and selling spot dollars by telegraphic transfer against yen as determined by the Bank, expressed in Japanese yen per $1.00.

	High	Low	Period end	Average(1)
	(Yen per dollar)
Fiscal year ended March 31,
2009	¥110.29	¥87.47	¥98.23	¥100.68
2010	100.76	86.31	93.05	92.61
2011	94.43	79.31	83.15	85.22
2012	85.47	75.99	82.13	78.98
2013	96.45	77.57	94.01	83.31
Most recent six months:
January	91.14	87.15	91.14	89.24
February	94.27	91.75	92.51	93.24
March	96.45	92.67	94.01	94.80
April	99.80	92.91	97.92	97.73
May	103.51	97.18	101.12	101.10
June	100.46	94.61	98.58	97.46
July (through July 10, 2013)	101.37	99.43	101.17	100.46

(1)	Average exchange rates have been calculated by using the average of the exchange rates on the last day of each month during a fiscal year, except for the monthly average rates, which represent the averages of the exchange rates for each day of the relevant months.

The median exchange rate quotation by the Bank for buying and selling spot dollars by telegraphic transfer against yen on July 10, 2013 was ¥101.17 = $1.00.

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

Our financial condition and results of operations are materially affected by general economic conditions and financial markets in Japan and foreign countries, which would be influenced by the changes of various factors such as fiscal and monetary policies, and laws and regulations. Those factors include, for example, the Japanese consumption tax rate. The Japanese consumption tax rate will be increased under the revision of the Consumption Tax Act in August 2012 from the current rate of 5% to 8% in April 2014, and to 10% in October 2015, with a provision referring to the potential suspension of the consumption tax rate increase after comprehensive review of the economic conditions by the Government of Japan, through economic indicators such as nominal and real economic growth rates and price trends. Furthermore, geopolitical instability in various parts of the world, including North Africa, the Middle East and Asia, could also contribute to economic instability in those and other regions and that could affect Japanese and global economic conditions.

The deterioration of Japanese and global economic conditions, or financial market turmoil, could result in a worsening of our liquidity and capital conditions, an increase in our credit costs, and an increase in impairment of our investment securities and, as a result, adversely affect our business, financial condition and results of operations.

Risks Related to Our Business

Failure to satisfy capital adequacy requirements could constrain our and the Bank’s operations.

We and the Bank are subject to capital adequacy requirements established by the Financial Services Agency of Japan (“FSA”). The FSA has promulgated new capital adequacy requirements, which are being phased in from March 2013 to March 2019. The new requirements reflect the principal risk-weighted capital measures of the Basel III rules text published by the Basel Committee on Banking Supervision (“BCBS”) in December 2010. Under the new requirements, both the quality and quantity of the risk-weighted capital base are increased.

With respect to the quality of the capital base, certain capital instruments, including existing preferred securities and subordinated debt, are eligible for inclusion as Tier 1 capital or Tier 2 capital only for the phase out period. Furthermore, deferred tax assets that arise from timing differences will be recognized as part of the common equity component of Tier 1, with recognition capped at 10% of the bank’s common equity component under certain conditions, while deferred tax assets that arise from net loss carry forwards will be deducted from the common equity component of Tier 1.

With respect to the quantity of the capital base, the minimum Common Equity Tier 1 risk-weighted capital ratio applicable to us and the Bank will increase incrementally beginning in March 2013 to 4.5% in March 2015. Moreover, we and the Bank will be required to hold a capital conservation buffer of 2.5% to withstand future periods of stress, and failure to maintain capital at the full buffer levels will result in restrictions on bonuses and capital distributions. The capital conservation buffer will be phased in from March 2016 to March 2019. As a result, the total minimum Common Equity Tier 1 risk-weighted capital ratio will be increased to 7%, and the total minimum risk-weighted capital ratio will be increased to 10.5%. At March 31, 2013, on a consolidated basis, our total risk-weighted capital ratio was 14.71% compared to the minimum required total risk-weighted capital ratio of 8.0%. Out of our total risk-weighted capital ratio, our Tier 1 risk-weighted capital ratio was 10.93%, including 9.38% of Common Equity Tier 1 risk-weighted capital ratio, compared to the minimum required ratios of 4.5% and 3.5%, respectively.

In addition, on November 1, 2012, we and other organizations were identified by the Financial Stability Board (“FSB”) as Global Systemically Important Financial Institutions (“G-SIFIs”). The list of G-SIFIs is updated each year in November, and the requirements for additional loss absorption capacity above the Basel III minimum requirement will apply from 2016, initially to those financial institutions identified in November 2014 as G-SIFIs.

Our and the Bank’s capital ratios could decline as a result of decreases in Tier 1 and Tier 2 capital or increases in risk-weighted assets. The following circumstances, among others, could reduce our risk-weighted capital ratio and that of the Bank:

•	declines in the value of securities;

•	inability to refinance subordinated debt obligations or preferred securities with those qualified as regulatory capital under the new capital adequacy requirements which phased in from March 2013; and

•	increases in risk-weighted assets resulting from business growth, strategic investments, borrower downgrades or changes in parameters such as probability of default (“PD”).

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

If our capital ratios fall below required levels, the FSA may require us to take a variety of corrective actions, including withdrawal from all international operations or suspension of all or part of our and the Bank’s operations, which may indirectly affect our or the Bank’s ability to fulfill our and the Bank’s contractual obligations or may result in restrictions on our and the Bank’s businesses. In addition, some of the Bank’s domestic and overseas subsidiaries are also subject to local capital ratio requirements. Failure of those subsidiaries to meet local requirements may result in administrative actions or sanctions imposed by local regulatory authorities.

Future declines of securities prices on Japanese stock markets or other global markets could cause us to experience impairment losses and unrealized losses on our equity securities portfolio, which could negatively affect our financial condition, results of operations and regulatory capital position.

The reported value of our available-for-sale equity instruments accounted for 2.7% of our total assets at March 31, 2013, approximately 87.8% of which were Japanese equity securities. This value depends mainly on prices of the instruments in the stock market. A listed equity security is impaired primarily based on its market price. If we conclude that a particular security is impaired, we calculate the impairment loss based on the market price of that security at the end of the relevant period. Declines in the Japanese stock markets or other global markets could result in further losses from impairment of the securities in our equity securities portfolio or sales of these securities, adversely affecting our results of operations and financial condition.

Our regulatory capital position and that of the Bank depend in part on the fair value of our equity securities portfolio. Substantial declines in the Japanese stock markets or other global markets would negatively affect our and the Bank’s capital positions, and limit the Bank’s ability to make distributions to us.

We may further reduce our holdings of equity securities in order to reduce financial risks. Any disposal by us of equity holdings of our customers’ shares could adversely affect our relationships with those customers.

Changes in the levels or volatility of market rates or prices could adversely affect our financial condition and results of operations.

We engage in trading and investing activities dealing with various kinds of financial instruments such as bonds, equities, currencies, derivatives and funds. Our financial condition and results of operations could be adversely affected by actual changes or volatility in interest rates, foreign exchange rates and market prices of other investment securities. For example, we have substantial investments in debt securities. In particular, Japanese government bonds represent a significant part of our fixed income portfolio. At March 31, 2013, we had ¥20 trillion of Japanese government bonds classified as available-for-sale financial assets, which accounted for approximately 13.2% of our total assets. Increases in interest rates could substantially decrease the value of our fixed income portfolio, and any unexpected changes in yield curves could adversely affect the value of our bond and interest rate derivative positions, resulting in lower-than-expected revenues from trading and investment activities. Market volatility may also result in significant unrealized losses or impairment losses on such instruments. Furthermore, the downgrading of investment securities by credit rating agencies may also cause declines in the value of our securities portfolio.

Adverse economic conditions and deterioration of the financial conditions of our customers could increase our credit costs.

Our non-performing loans (“NPLs”) and credit costs for corporate and individual customers may increase significantly if:

•	domestic or global economic conditions worsen or do not improve;

•	our customers do not repay their loans, due to reasons including deterioration of their financial conditions; and

•	the value of collateral declines.

We have substantial exposure to corporate customers in the following sectors: real estate and goods rental and leasing, manufacturing, wholesale and retail, transportation, communications and public enterprises, and services, including electric utilities, and to individual customers mainly through housing loans. The financial conditions of those customers may be subject to changes in the industry-specific economic conditions as well as general economic conditions. In addition, adverse region-specific economic conditions could worsen our customers’ financial conditions or could decrease the value of our collateral provided to us in such regions. As a result, we may be required to record increases in our allowance for loan losses.

Moreover, for certain borrowers, we may choose to engage in debt-for-equity swaps or provide partial debt write-offs, additional financing or other forms of assistance as an alternative to exercising our full legal rights as a creditor if we believe that doing so may increase our ultimate recoverable amount of the loan. We may be required to, or choose to, provide new or additional financing to customers who may incur unexpected liabilities, have difficulty in the future in continuing operations, encounter difficulties or need to devote significant resources to repair their infrastructures, as a result of natural disasters or other calamities.

In addition, changes in laws or government policies may have an adverse impact on the rights of creditors. For example, the Government of Japan has provided or may provide in the future government guarantees and other government support measures in response to the financial crisis or other unexpected incidents such as the Great East Japan Earthquake of March 2011 and collateral events. Even if our current or future loans to borrowers have received or will receive any government support measures, it is unclear to what extent those loans will benefit, directly or indirectly, from the current or any future government guarantees or support measures.

In addition, our NPLs may increase and there may be additional credit costs if we fail to accurately estimate the incurred losses in our loan portfolio. These estimates require difficult, subjective and complex judgments such as credit evaluation of our borrowers, valuation of collateral and forecasts of economic conditions.

The ratio of impaired loans and advances to the total loans and advances, both net of allowance for loan losses, were 1.8%, 1.9% and 1.8% at March 31, 2013, 2012 and 2011, respectively. For further information, see “Item 5.A. Operating Results—Loans and Advances.”

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

On May 22, 2012, Fitch announced that it had downgraded the Government of Japan’s long-term foreign and local currency IDRs to A+ with negative outlook. On July 20, 2012, Fitch downgraded by one notch the long-term foreign and local currency IDRs of the major Japanese banking groups and their subsidiaries, including SMFG and the Bank, in connection with the sovereign downgrade.

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

As part of our business strategies we have expanded and may continue to expand our businesses or our range of products and services beyond our core business, commercial banking. This could expose us to new risks, such as adverse regulatory changes, more competition or deterioration in the operating environments that affect those businesses, products and services. Some of those risks could be types with which we have no or only limited experience. As a result, our risk management systems may prove to be insufficient and may not be effective in all cases or to the degree required.

In accordance with our strategy to further increase our presence in the international financial markets, we may continue to expand the scale of our overseas businesses, especially in emerging economies, notably Asian countries and regions. The expansion of our overseas businesses may further increase our exposure to risks of adverse developments in foreign economies and markets, including interest rate and foreign exchange rate risk, regulatory risk and political risk. Our overseas expansion also exposes us to the compliance risks and the credit and market risks specific to the countries and regions in which we operate, including the risk of deteriorating conditions in the credit profile of overseas borrowers.

Failure of our business strategies through our subsidiaries, affiliates and other business alliance partners could negatively affect our financial condition and results of operations, including impairment losses on goodwill or investments.

Aligned with our business strategies, we have made and may undertake acquisition of a subsidiary, investments in affiliates and other business alliance partners, and reorganization within our group. It is uncertain whether we will receive the expected benefits from those business strategies, due to any adverse regulatory changes, worsening of economic conditions, increased competition or other factors that may negatively affect the related business activities. Furthermore, unanticipated costs and liabilities may be incurred in connection with those business strategies, including liabilities from the claims related to the businesses prior to our business alliances, and cost from actions by regulatory authorities.

When we acquire a subsidiary, we may recognize goodwill and intangible assets. Impairment losses on goodwill or intangible assets in connection with acquisitions must be recognized when the recoverable amount of goodwill or intangible assets of the business is lower than the carrying amount at the time of impairment testing, which is performed annually or whenever there is an indication that the goodwill or intangible assets may be impaired.

We account for some of our investments in affiliates under the equity method. Therefore, net losses incurred by equity method investees may cause us to record our share of the net losses. Furthermore, we may lose the capital which we have invested in business alliances or may incur impairment losses on securities acquired in such alliances. We may also be required under contractual or other arrangements to provide financial support, including credit support and equity investments, to business alliance partners in the future. Additionally, we may also incur credit costs from our credit exposure to such partners.

We are exposed to the industry specific risks of the consumer finance industry.

Changes in the legal environment have severely adversely affected the business performance of consumer lending and credit card companies. We have exposures to the risks specific to the consumer finance industry through our subsidiaries, including Cedyna Financial Corporation (“Cedyna”) and SMBC Consumer Finance Co., Ltd. (“SMBC Consumer Finance”).

Consumer lending and credit card companies had offered unsecured personal loans, which included so-called “gray zone” interest on loans in excess of the maximum rate prescribed by the Interest Rate Restriction Act (ranging from 15% to 20%) up to the 29.2% maximum rate permitted under the Act Regulating the Receipt of Contributions, Receipt of Deposits and Interest Rates (“Contributions Act”). However, as a result of court decisions unfavorable to those companies, claims for refunds of amounts paid in excess of the applicable maximum allowed rate by the Interest Rate Restriction Act have increased substantially. Although Cedyna, SMBC Consumer Finance and other subsidiaries have each recorded a provision for claims for refunds of gray zone interest on loans, we may be required to recognize additional losses if such provisions are determined to be insufficient.

Amendments to laws regulating moneylenders, which were promulgated in 2006 and which became fully effective in June 2010, increased the authority of government regulators, prohibited gray zone interest and introduced an upper limit on aggregate credit extensions to an individual by moneylenders at one-third of the borrower’s annual income. After the promulgation of such amendments, Cedyna, SMBC Consumer Finance and other companies engaged in related business reduced their interest rates on loans in preparation for the prohibition of gray zone interest. As a consequence, margins earned by those companies, as well as the amounts of loans extended, have decreased.

Inability to generate sufficient future taxable profits or adverse changes to tax laws, regulatory requirements or accounting standards could have a negative impact on the recoverability of certain deferred tax assets.

We recognize deferred tax assets relating to tax losses carried forward and deductible temporary differences only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the temporary differences can be utilized. Net deferred tax assets amounted to ¥274 billion and ¥563 billion at March 31, 2013 and 2012, respectively. Net deferred tax assets are quantified on the basis of current tax rates and accounting standards and are subject to change as a result of changes to future tax rates or the rules for computing taxable profits and allowable losses. Failure to generate sufficient future taxable profits or changes in tax laws or accounting standards may reduce our estimated recoverable amount of net deferred tax assets. Such a reduction could have an adverse effect on our financial condition and results of operations.

Declines in returns on our plan assets or revised actuarial assumptions for retirement benefits may adversely affect our financial condition and results of operations.

The Bank and some of our subsidiaries have various defined benefit plans. We have experienced in the past, and may experience in the future, declines in returns on plan assets and changes in the discount rates and other actuarial assumptions. If returns on plan assets decrease, or if we revise the discount rates and other assumptions, the deficit of the impacted defined benefit plan may increase and adversely affect our financial condition and results of operations. Because approximately half of our plan assets are composed of equity instruments, the plan assets are greatly affected by volatility in the prices of equity securities. Substantial declines in the prices for publicly traded Japanese stocks would negatively affect our plan assets. For further information, see Note 23 “Retirement Benefits” to our consolidated financial statements included elsewhere in this annual report.

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

We handle personal information obtained from our individual and corporate customers in relation to our banking, securities, consumer lending, credit card and other businesses. The systems we have implemented to protect the confidentiality of personal information, including those designed to meet the strict requirements of the Act on the Protection of Personal Information (Act No. 57 of 2003, as amended), may not be effective in preventing disclosure of personal information by unauthorized access from a third party. Leakage of personal information could expose us to demands for compensation or lawsuits for ensuing economic losses or emotional distress, administrative actions or sanctions, additional expenses associated with making necessary changes to our systems and reputational harm. As a result, our business, financial condition and results of operations could be materially and adversely affected.

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

U.S. law generally prohibits or substantially restricts U.S. persons from doing business with countries designated by the U.S. Department of State as state sponsors of terrorism (“Designated Countries”), which currently are Cuba, Iran, Sudan and Syria. Under U.S. law, there are similar prohibitions or restrictions on countries that are the subject of other U.S. economic sanctions administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) or other agencies (collectively with the Designated Countries, the “Restricted Countries”). We maintain a Group-wide policy designed to ensure compliance with applicable U.S. laws and regulations. This policy, which covers the Bank and our banking subsidiaries that provide financial services globally, prohibits the new extension of credit to Iranian entities. Our non-U.S. offices engage in transactions relating to the Restricted Countries on a limited basis and in compliance with applicable laws and regulations. These activities include remittance of Japanese yen with respect to our customers’ export or import transactions, maintenance of correspondent banking accounts with Iranian banks, including the Central Bank of Iran, and the payment of fees in Japanese yen to certain Iranian Banks in connection with performance bonds issued in the past by the Bank through these Iranian banks related to our customers’ projects in Iran. In addition, we maintain a representative office in Iran that mainly performs an information-collecting function.

We do not believe that our operations relating to the Restricted Countries materially affect our business, financial condition or results of operations. A limited number of the Bank’s transactions with Cuba, Iran, Sudan and certain other countries that are the subject of U.S. economic sanctions were identified and voluntarily disclosed to OFAC. These transactions resulted from inadvertent operational errors or the lack of familiarity of some personnel of the Bank with the requirements of the relevant regulations in the past, or from the inherent limitation on information about underlying transactions that can be obtained in the course of normal banking operations. Since the discovery of these potential violations we have further strengthened our Group-wide OFAC compliance program in an effort to prevent the recurrence of such potential violations. We settled some of the voluntarily disclosed potential violations with OFAC while others remain unsettled. However, in light of the inadvertent nature of such potential violations and the degree to which our strengthened OFAC compliance program aims to mitigate the risk of potential violations, we do not believe that our settlement with OFAC, or any possible penalties that OFAC may impose with respect to the other potential violations that remain unsettled, will have a material impact on our reputation, financial condition or results of operations, or on the prices of our securities.

We are aware of initiatives by U.S. states and U.S. institutional investors, such as pension funds, to adopt laws, regulations or policies prohibiting transactions with or investment in, or requiring divestment from, entities engaged in certain business with Iran and other Designated Countries. It is possible that such laws and initiatives may result in our inability to enter into transactions with those entities that are subject to such prohibitions or to retain or acquire such entities as customers or investors in our securities.

In recent years, the U.S. Government has implemented a number of sanctions targeting non-U.S. companies that engage in certain Iran-related transactions. The Comprehensive Iran Sanctions, Accountability and Divestment Act of 2010 (“CISADA”) may lead to the imposition of sanctions against non-U.S. financial institutions, such as us, if they are determined by the Secretary of the Treasury to have facilitated “significant transactions” or provided “significant financial services” for certain Iran-linked individuals or entities, or the Iranian Revolutionary Guard Corps. In addition, the National Defense Authorization Act for Fiscal Year 2012 (“2012 NDAA”) of December 31, 2011, Executive Order 13622 of July 30, 2012, and the Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRA”) of August 10, 2012 broadened the range of sanctionable Iran-related transactions. Further, under the Iran Freedom and Counter-Proliferation Act of 2012 (“IFCA”) and Executive Order 13645, wide-ranging sanctions against the energy, shipping, shipbuilding, and automotive sectors of Iran, as well as Iranian port operators and Iranian currency, became effective on July 1, 2013. For a description of the laws and Executive Orders described in this paragraph, see “Item 4.B. Business Overview—Regulations in United States—Laws Prohibiting Money Laundering and Terrorist Financing.”

The U.S. Secretary of State announced on March 20, 2012 that Japan was among a number of countries that had significantly reduced the volume of crude oil purchases from Iran, and that therefore the 2012 NDAA sanctions would not apply to Japanese financial institutions for a period of 180 days, which period may be renewed based on ongoing reductions in crude oil purchases from Iran. Japan’s exception under the 2012 NDAA was renewed on September 14, 2012 and again on March 13, 2013. The exception also exempts Japanese financial institutions from sanctions under certain provisions of Executive Order 13622, the IFCA, and Executive Order 13645. The exception applies only if the financial transactions conducted or facilitated by a Japanese financial institution are solely for trade in goods and services between Japan and Iran and any funds owed to Iran as a result of such trade are credited to an account in Japan and not repatriated to Iran. In addition, under Executive Order 13645, the exception applies only if the financial transaction is for the purchase of petroleum or petroleum products from Iran. There is no guarantee that the U.S. Secretary of State will continue to renew this waiver with respect to Japanese financial institutions.

The laws and Executive Orders referenced above or similar legislative or regulatory developments may further limit our business operations. If we were determined to have engaged in activities targeted by certain U.S. statutes or Executive Orders, we could lose our ability to open or maintain correspondent or payable-through accounts with U.S. financial institutions, among other potential sanctions. In addition, depending on sociopolitical developments, our reputation may suffer due to our association with the Designated Countries. The above circumstances could have a significant adverse effect on our business or the prices of our securities.

Our business could be adversely affected by litigation and regulatory proceedings globally.

We conduct business in many locations in and outside of Japan. We face the risk of litigation and regulatory proceedings in connection with our operations. For example, if we engage in activities targeted by CISADA, the

2012 NDAA, or other related U.S. statutes or Executive Orders, this could result in the imposition of sanctions by the U.S. government against us. Lawsuits and regulatory actions may result in sanctions of very large indeterminate amounts or limit our operations, and costs to defend either could be substantial. Moreover, the Bank and one of its subsidiaries contribute to financial benchmarks such as the Tokyo Interbank Offered Rate (“TIBOR”) and the London Interbank Offered Rate (“LIBOR”) for certain specific currencies. These benchmarks are widely referenced in jurisdictions in which we operate and do not operate. We face or may face some investigations, litigation and regulatory proceedings, and an adverse regulatory decision, judgment or ruling, including in jurisdictions we do not operate in, could have a material adverse effect on our business, results of operations and financial condition.

Risks Related to Our Industry

Our liquidity could be adversely affected by actual or perceived weaknesses in our businesses and by factors we cannot control, such as a general decline in the level of business activity in the financial services sector.

We need liquidity to pay our operating expenses, pay interest on and principal of debt and dividends on capital stock, maintain our lending activities and meet deposit withdrawals. Adverse market and economic conditions in the domestic and global economies may limit or adversely affect our access to liquidity required to operate our business. If our counterparties or the markets are reluctant to finance our operations due to factors including actual or perceived weaknesses in our businesses as a result of large losses, changes in our credit ratings, or a general decline in the level of business activity in the financial services sector, we may be unable to meet our payment obligations when they become due or only be able to meet them with funding obtained on unfavorable terms. Circumstances unrelated to our businesses and outside of our control, such as, but not limited to, adverse economic conditions, disruptions in the financial markets or negative developments concerning other financial institutions perceived to be comparable to us, may also limit or adversely affect our ability to replace maturing liabilities in a timely manner. Without sufficient liquidity, we will be forced to curtail our operations, which could adversely affect our business, results of operations and financial condition.

We may incur losses as a result of financial difficulties of counterparties and other financial institutions.

We regularly execute transactions with counterparties in the financial services industry. Many of these transactions expose us to credit risk in the event of deterioration of creditworthiness of a counterparty or client. With respect to secured transactions, our credit risk may be exacerbated when the collateral cannot be foreclosed on or is liquidated at prices not sufficient to recover the full amount of the loan or other exposures due to us. Losses from our investments in and loans to other financial institutions could materially and adversely affect our business, financial condition and results of operations. We may also be requested to participate in providing assistance to distressed financial institutions that are not our subsidiaries. In addition, if the funds collected by the Deposit Insurance Corporation of Japan (“DIC”) are insufficient to insure the deposits of failed Japanese banks, the insurance premiums that we pay to the DIC will likely be increased, which could adversely affect our business and results of operations.

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

In response to the financial and economic turmoil, regulatory authorities have been reviewing and revising capital adequacy guidelines, particularly in relation to quality of capital and accounting standards; such revisions could adversely affect our capital ratios. In December 2010, the BCBS published the Basel III rules text, setting out certain changes to capital requirements which include raising the quality of banks’ capital bases, enhancing risk coverage, inhibiting leverage, reducing pro-cyclicality and introducing liquidity regulation. The changes that the FSA made to its capital adequacy guidelines in response to Basel III, have been generally applied from March 31, 2013.

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

The Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”), which was enacted in July 2010, provides a broad framework for significant regulatory changes across most areas of U.S. financial regulations. The Dodd-Frank Act addresses, among other issues, systemic risk oversight, bank capital standards, the resolution of failing systemically significant financial institutions, over-the-counter (“OTC”) derivatives, the ability of banking entities to engage in proprietary trading activities and invest in hedge funds and private equity funds, consumer and investor protection, and securitization. Implementation of the Dodd-Frank Act is taking place through detailed rulemaking over multiple years by various regulators. Although the final details, impact and timing of certain of the rules remain uncertain, they could result in additional costs, or restrict or otherwise affect the way we conduct our business.

These and similar, or any other kind of significant regulatory developments could adversely affect our capital ratios and results of operations. For further details, see “Item 4.B. Business Overview—Regulations in Japan,” “Item 4.B. Business Overview—Regulations in United States,” “Item 4.B. Business Overview—Regulations in Other Jurisdictions.” Since those changes in regulation or fiscal or other policies and their effects are unpredictable and beyond our control, we may not be able to comply with those changes at all times, despite our efforts. Any such failures could result in administrative or judicial proceedings against us, including suspension of our business and financial penalties, which could materially adversely affect our business, reputation, results of operations and financial condition.

We operate in the highly competitive financial services industry.

Deregulation of the financial system, consolidation among financial institutions, diversification within the financial services industry, and the expanded presence of foreign financial institutions and investors have made the Japanese financial services market highly competitive. Moreover, competition in overseas markets has intensified due to global consolidation, convergence and alliances among financial institutions. We compete with various types of financial services companies, including:

•	banking groups, including Japan’s other major banking groups;

•	government-controlled and government-affiliated entities;

•	regional banking institutions;

•	major investment banks; and

•	non-bank financial institutions.

Government actions, such as those taken to stabilize the market and to alter the regulatory framework, may affect our competitive position. In response to the recent financial crisis, the Government of Japan has taken and may adopt policies, including providing fiscal stimulus or extending credit support to other Japanese financial institutions, which adversely affect our competitive position. Under the Postal Privatization Act (Act No. 97 of 2005, as amended), the Japan Post Bank Co., Ltd., (“Japan Post Bank”) one of the world’s largest deposit-taking financial institutions, is allowed to expand its business with prior approval of the government. Increased competition in Japan may put downward pressure on prices for our financial services, cause us to lose market share or require us to incur additional expenses in order to remain competitive. Internationally, various forms of financial support provided by foreign governments to foreign banks and other financial institutions during the current financial crisis may reduce the cost of capital to those institutions and otherwise give them competitive advantages. There can be no assurance that we will be able to respond effectively to current or future competition.

Damage to our reputation may have an adverse effect on our business and results of operations.

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

As a New York Stock Exchange (“NYSE”)-listed company and a registrant with the U.S. Securities and Exchange Commission (“SEC”) under section 404 of the U.S. Sarbanes-Oxley Act of 2002, our management is required to assess the effectiveness of our internal control over financial reporting and disclose whether such internal controls are effective. Our independent registered public accounting firm has to conduct an audit to evaluate and then render an opinion on the effectiveness of our internal control over financial reporting. The Financial Instruments and Exchange Act of Japan (“FIEA”) also requires us, as a company listed on a Japanese stock exchange, to file, together with our annual securities reports required by the FIEA, audited internal control reports assessing the effectiveness of our internal controls over financial reporting.

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

Sales of our shares by us or the Bank may have an adverse effect on the market price of our shares and may dilute existing shareholders.

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

We are a joint stock corporation incorporated under the laws of Japan. Almost all of our directors, corporate auditors and senior management reside outside the United States. Many of our assets and the assets of these persons are located in Japan and elsewhere outside the United States. It may not be possible, therefore, for U.S. investors to affect service of process within the United States upon us or these persons or to enforce, against us or these persons, judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal or state securities laws. We believe that there is doubt as to the enforceability in Japan, in original actions or in actions to enforce judgments of U.S. courts, of claims predicated solely upon the U.S. federal or state securities laws mainly because the Civil Execution Act of Japan requires Japanese courts to deny requests for the enforcement of judgments of foreign courts if foreign judgments fail to satisfy the requirements prescribed by the Civil Execution Act, including requirements that:

•	the jurisdiction of the foreign court be recognized under laws, regulations, treaties or conventions;

•	proper service of process be made on relevant defendants, or relevant defendants be given appropriate protection if such service is not received;

•	the judgment and proceedings of the foreign court not be repugnant to public policy as applied in Japan; and

•	there exist reciprocity as to the recognition by a court of the relevant foreign jurisdiction of a final judgment of a Japanese court.

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

4.A.    HISTORY AND DEVELOPMENT OF THE COMPANY

Legal and Commercial Name

Our legal name is Sumitomo Mitsui Financial Group, Inc. Our commercial name is Sumitomo Mitsui Financial Group.

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

Information Concerning the Principal Capital Expenditures and Divestitures

In May 2010, our wholly owned subsidiary, SMFG Card & Credit, Inc. (“SMFG Card & Credit”), subscribed for a third-party allotment of newly issued shares of Cedyna’s common stock for a total price of approximately ¥50 billion. As a result, Cedyna, previously our equity-method associate, became our subsidiary. In May 2011, SMFG Card & Credit completed a share exchange to acquire the remaining outstanding shares of Cedyna, and Cedyna became our wholly owned subsidiary.

In December 2011, the Bank made SMBC Consumer Finance, formerly known as Promise Co., Ltd. (“Promise”), its subsidiary with the completion of a tender offer for an aggregate ¥71 billion. Following the tender offer, in the same month, we subscribed for a third-party allotment of newly issued shares of SMBC Consumer Finance’s common stock for a total price of ¥120 billion. On April 1, 2012, SMBC Consumer Finance became our wholly owned subsidiary upon the completion of a share exchange of our common stock for SMBC Consumer Finance’s common stock, including the shares which the Bank owned.

On June 1, 2012, the Bank, Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”) and Sumitomo Corporation, a non-affiliate, acquired the aircraft leasing business of The Royal Bank of Scotland Group plc, and commenced its operation as SMBC Aviation Capital. The business which we acquired for a total price of ¥93 billion, comprises companies including SMBC Aviation Capital Limited (former RBS Aerospace Limited), SMBC Aviation Capital (UK) Limited (former RBS Aerospace (UK) Limited), and SMBC Aviation Capital Australia Leasing Pty Limited (former RBS Australia Leasing Pty Limited).

On June 29, 2012, the Bank transferred all of its shares of ORIX Credit Corporation (“ORIX Credit”), a consumer finance provider which became a subsidiary of the Bank in July 2009, to ORIX Corporation (“ORIX”). As a result, ORIX Credit is no longer our subsidiary.

Public Takeover Offers

Not applicable.

4.B.    BUSINESS OVERVIEW

Overview

We are a holding company that directly owns 100% of the issued and outstanding shares of the Bank, one of the largest commercial banks in Japan. We are one of the three largest banking groups in Japan with an established presence across all of the consumer and corporate banking sectors. We have four main business segments, consisting of Commercial Banking, Leasing, Securities and Consumer Finance. We changed our business segment information for the fiscal year ended March 31, 2013 in connection with making SMBC Consumer Finance, formerly known as Promise, our wholly owned subsidiary through a share exchange on April 1, 2012. The business segment previously reported as Credit Card is now reported as Consumer Finance, together with SMBC Consumer Finance and other consumer finance companies. For further information on our business segments, see “Item 5.A. Operating Results—Business Segment Analysis.”

Our subsidiaries in our Commercial Banking segment include, in addition to SMBC, Kansai Urban Banking Corporation (“KUBC”), THE MINATO BANK, LTD. (“The Minato Bank”), Sumitomo Mitsui Banking Corporation Europe Limited (“SMBC Europe”), and Sumitomo Mitsui Banking Corporation (China) Limited (“SMBC (China)”). Our subsidiaries also include SMFL in our Leasing segment; SMBC Nikko Securities Inc. (“SMBC Nikko Securities”) and SMBC Friend Securities Co., Ltd. (“SMBC Friend Securities”) in our Securities segment; and Sumitomo Mitsui Card Company, Limited (“Sumitomo Mitsui Card”), Cedyna and SMBC Consumer Finance in our Consumer Finance segment. See “Item 4.C. Organizational Structure.”

Management Philosophy

Our Group-wide management philosophy is as follows:

•	to found our own prosperity on providing valuable services which help our customers to build their prosperity;

•	to create sustainable value for our shareholders founded on growth in our business; and

•	to provide a challenging and professionally rewarding work environment for our dedicated employees.

In addition to our Group-wide management philosophy, we have also established a code of conduct. Our code of conduct is designed to be a guideline for the conduct of our directors, officers and employees in the realization of our Group-wide management philosophy in all areas. Our code of conduct is as follows:

•

to strive to increase shareholder value whilst also maintaining healthy relationships with customers, employees and other stakeholders. To give utmost consideration to the trust which people have in the Bank, to abide by all laws and regulations, to maintain a high ethical standard, and to act fairly and sincerely;

•	to continue improving our knowledge and capability and, at the same time, to raise our productivity in order to provide superior financial services at competitive prices;

•

to be selective and focused in the implementation of our business strategy, to define and develop the competitive advantages which we have over our competitors and, by allocating managerial resources strategically to those businesses, to become a top player in our selected markets;

•	to be creative, proactive and courageous in order to be in a leading position in all business areas and always a step ahead of our competitors;

•

to build a strong organization based on market practice and sound principles whilst reflecting our diverse values. To delegate internal authority under an efficient and effective management system which facilitates speedy decision-making and execution; and

•	to support the growth of our business by setting challenging targets for our staff and employing results-based evaluation and compensation systems.

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

We and our principal Group companies have obtained ISO 14001 certification, the international standard for environmental management systems. Every year we set environmental objectives which we systematically pursue through environmental activities based on a PDCA (Plan, Do, Check and Act) cycle. We officially signed the “Statement by Financial Institutions on the Environment and Sustainable Development” of the United Nations Environment Programme in 2002.

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

The operations are mainly conducted through a large and well developed branch network. The Bank had a domestic network consisting of 439 branch offices at March 31, 2013, most of which were located in the Tokyo and Osaka regions. At March 31, 2013, 74 of these branches had “SMBC Consulting Plazas” that provide financial consulting services for asset management and housing loans during extended hours, including weekday evenings, weekends and national holidays, for the convenience of individual customers.

The Bank also operates an extensive network of ATMs in Japan. At March 31, 2013, the Bank offers its customers’ access to 47,084 ATMs, some of which are the Bank’s ATMs and the majority of which are ATMs made available through arrangements with other ATM providers such as convenience store chains.

The Consumer Banking Unit also offers internet banking services for consumers. At March 31, 2013, the Bank’s internet banking services had approximately 12 million registered users. The users are able to transfer funds, perform balance inquiries, make time deposits and foreign currency deposits, and buy and sell investment trusts over the internet, as well as over the mobile phone or the traditional telephone.

This business unit offers deposit products, including ordinary deposits and time deposits, and the following products and services through various channels:

•

Housing Loans. Housing loans, which are principally secured by collateral or supported by guarantees, are one of the primary products offered by this business unit. The Bank provides housing loans with a variety of terms and interest rates, including 2- to 35-year term, fixed-rate loans, to meet diversified customer needs. For instance, the Bank offers a housing loan combined with an insurance policy that covers the repayment of the outstanding loan balance in the event the borrower is diagnosed with certain serious diseases.

•

Investment Trust. The Bank, as a broker, provides a variety of investment trust products with varying risk-return profiles that are developed and managed by experienced asset management companies within Japan and overseas.

•

Insurance Products. The Bank, as an agent, offers pension-type insurance, whereby customers who make all premium payments are able to receive annuity payments when they reach a certain age. The Bank, as an agent, also sells a wide range of insurance products, including medical insurance, juvenile insurance, home fire insurance, single-premium whole life insurance and level-premium life insurance.

•

Securities Intermediary Services for Individuals. The Bank offers a variety of financial products, including foreign currency bonds and structured bonds, to its individual customers to complement its lineup of investment trusts in collaboration with its subsidiary SMBC Nikko Securities.

•	Consumer Finance Services. The Bank offers a variety of consumer loan products such as unsecured card loan products to its individual customers.

The Bank also offers the wealth management services to its customers in collaboration with SMBC Nikko Securities and Barclays PLC (“Barclays”). See “—Other Major Group Companies and Alliances—Alliance with Barclays PLC.”

The Bank’s Middle Market Banking Unit

The Bank’s Middle Market Banking Unit focuses on building a solution business and responding to various issues which mid-sized companies and SMEs face. This business unit, together with certain of our Group companies, offers its customer lending, cash management, settlement, leasing, factoring, management information systems consulting, collection and investment banking services, through 221 sales channels of the Bank at March 31, 2013. This business unit also provides the following products and services to mid-sized companies and SMEs:

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

At March 31, 2013, the Bank’s international network consisted of 16 branches, 12 sub-branches and 8 representative offices. Together with the network of its subsidiaries such as SMBC Europe and SMBC (China), the Bank seeks to meet customers’ needs globally.

Based on our strategy of expanding our businesses globally, the Bank has been promoting strategic alliances to enhance products and services with leading financial institutions such as Barclays, The Bank of East Asia Limited, Kookmin Bank and Kotak Mahindra Bank Limited. Additionally, in order to further expand our business in the U.S., we and the Bank obtained financial holding company status under the U.S. Bank Holding Company Act on May 7, 2013, which allows the expansion of the scope of services to provide in the U.S., including underwriting and trading of securities and providing other investment banking services.

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

To further expand the Bank’s customer base, this business unit also seeks to provide specialized solutions and enhance customer service capabilities in market transactions through the following activities:

•	providing a variety of products from traditional money and foreign exchange transactions to derivative transactions; and

•	developing channels such as an internet banking site providing foreign exchange transactions to satisfy a variety of requirements and orders from customers.

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

Following unit or divisions operate across the five business units discussed above and in cooperation with our Group companies, including SMBC Nikko Securities.

•	Investment Banking Unit. The Investment Banking Unit provides a broad range of sophisticated financial products and services, as follows:

•

Customized Financial Services and Financing Solutions. The Bank provides a wide range of innovative financial services and financing solutions to its corporate clients, including loan syndication, structured finance, project finance, acquisition financing such as LBO and MBO financing, non-recourse real estate finance, securitization, derivatives and M&A advisory.

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

•

Solutions Related to Growing Industrial Sectors. The Bank provides a wide range of solutions to corporate customers addressing businesses related to growing industrial sectors, such as environmental, natural resources, water and new energy industries. As for the environmental industry, we undertake trade of emission credits and provide financing for solar photovoltaics.

•

Corporate Advisory Division. The Corporate Advisory Division complements our service lineup for both listed and non-listed companies, providing financial solutions for the increasingly sophisticated and diverse management issues faced by corporate clients. This division provides a centralized information platform that maintains the Bank’s accumulated information and knowledge concerning a wide range of industries. Leveraging this centralized information platform, this division provides the Bank’s customers with proposals for strategic initiatives to help enhance their corporate value. This division establishes a separate team for each project and works in cooperation with the Bank’s other departments and our Group companies, including SMFL and SMBC Nikko Securities. This division aims to offer comprehensive solutions for M&A, strategic investment, business alliances and other management issues.

•

Private Advisory Division. The Private Advisory Division addresses areas where the needs of individuals and corporate clients overlap, including private banking, corporate employees business, business succession and asset succession consulting for business owners and high net worth individuals.

•

Transaction Business Division. The Transaction Business Division complements our transaction and financing services, including cash management, settlement, foreign exchange and supply chain finance for our corporate clients. This division aims to offer a variety of products and services to capture customers’ cash flows and business flows.

In addition to the Bank, our domestic banking subsidiaries include local financial institutions, such as KUBC and The Minato Bank, as well as The Japan Net Bank, Limited (“The Japan Net Bank”). KUBC and The Minato Bank, as regional financial institutions based in Kansai area, provide commercial banking services to corporations and individuals. The Japan Net Bank, as an internet bank, provides internet-based services such as deposits, loans and investment products.

Our foreign banking subsidiaries include SMBC Europe, SMBC (China), Manufacturers Bank, Sumitomo Mitsui Banking Corporation of Canada, Banco Sumitomo Mitsui Brasileiro S.A., ZAO Sumitomo Mitsui Rus Bank, PT Bank Sumitomo Mitsui Indonesia and Sumitomo Mitsui Banking Corporation Malaysia Berhad. At March 31, 2013, in China there are 15 offices which are composed of 9 branches including the head office and 4 sub-branches of SMBC (China), and one branch and one representative office of the Bank.

Our foreign banking associates include Vietnam Export Import Commercial Joint Stock Bank and PT Bank Tabungan Pensiunan Nasional Tbk, a commercial bank in Indonesia, which became our associate in May 2013.

Leasing

Sumitomo Mitsui Finance and Leasing Company, Limited

Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”), one of the major leasing companies in Japan, provides a variety of leasing services including equipment lease, operating lease, leveraged lease and aircraft operating lease. In 2007, SMFL was formed as a result of the merger of SMBC Leasing and Sumisho Lease. We have a 60% equity interest in SMFL, while the remaining 40% is held by Sumitomo Corporation, a non-affiliate.

In November 2010, SMFL established SFI Leasing Company, Limited, a joint business with Sony Corporation, in order to further develop our leasing and rental business.

On June 1, 2012, the Bank, SMFL and Sumitomo Corporation acquired the aircraft leasing business of The Royal Bank of Scotland Group plc, and commenced its operation as SMBC Aviation Capital. In March 2013, the integration of the existing aircraft leasing businesses of SMFL and Sumitomo Corporation into SMBC Aviation Capital was completed. We and Sumitomo Corporation intend to further expand and develop the aircraft leasing business in Asia and other emerging markets.

Others

In addition to the above companies, our U.S. subsidiary SMBC Leasing and Finance, Inc. engages in the leasing business, and our associate Sumitomo Mitsui Auto Service Company, Limited engages in the auto leasing business.

Securities

SMBC Nikko Securities Inc.

As one of the major Japanese securities companies, SMBC Nikko Securities Inc. (“SMBC Nikko Securities”), our wholly owned subsidiary, offers a wide range of financial products and investment consultation and administrative services to its individual and corporate customers in Japan. For individual customers, SMBC Nikko Securities provides consulting services to meet diversified asset management needs at 109 branches nationwide at March 31, 2013, and a widely used online trading tool. For corporate customers, it also offers trading capabilities and financial products, debt and equity underwriting, and M&A advisory services, mainly in Japan.

SMBC Nikko Securities, together with its overseas network, SMBC Nikko Securities (Hong Kong) Limited, SMBC Nikko Securities (Singapore) Pte. Ltd., SMBC Nikko Capital Markets Limited and SMBC Nikko Securities America, Inc. (“SMBC Nikko Securities America”), seeks to provide financial services such as brokerage services of Japanese stocks and M&A advisory services to clients on a global basis. To strengthen our cross border M&A and other advisory services to Japanese companies, SMBC Nikko Securities, the Bank and Moelis & Company, a global investment bank headquartered in New York, established a business alliance in March 2011. In February 2012, we invested approximately $93 million in Moelis & Company to enhance the existing business alliance.

SMBC Friend Securities Co., Ltd.

SMBC Friend Securities Co., Ltd. (“SMBC Friend Securities”), our wholly owned subsidiary, is a full-line securities company focusing on retail business. SMBC Friend Securities has a nationwide network that offers services tailored to the needs of its clients and offers online financial consulting services.

Business Alliance with Citigroup Inc.

In May 2009, we entered into a strategic business alliance with Citigroup Inc. (“Citigroup”) centering on a variety of collaborative activities between SMBC Nikko Securities and Citigroup. As part of this alliance, Citigroup provides us with access to its global corporate and investment banking networks, including sales and trading and M&A services. The long-standing relationship between Citigroup and the former Nikko Cordial Securities Inc. in the origination and distribution of financial products in Japan and globally is being upheld with SMBC Nikko Securities.

Consumer Finance

Sumitomo Mitsui Card Company, Limited

Sumitomo Mitsui Card Company, Limited (“Sumitomo Mitsui Card”) is a leading company in Japan’s credit card industry, having introduced the Visa brand into the Japanese market. Sumitomo Mitsui Card conducts a comprehensive credit card business with a strong brand, and offers a variety of settlement and finance services to meet diverse customer needs.

We, Sumitomo Mitsui Card, the Bank and NTT DoCoMo, Inc. (“NTT DoCoMo”) formed a strategic business and capital alliance in credit payment service. We have a 66% equity interest in Sumitomo Mitsui Card, while the remaining 34% is held by NTT DoCoMo. Pursuant to the alliance, Sumitomo Mitsui Card offers a credit payment service using NTT DoCoMo’s mobile phones equipped with contactless IC chips.

In addition, Sumitomo Mitsui Card issues a variety of affiliated credit cards in cooperation with partners including, but not limited to, railway companies, airline companies, department stores and retailers to satisfy both these partners’ and cardholders’ needs. Sumitomo Mitsui Card also provides services for customers such as travelers and retailers both in Japan and China, in alliance from 2005, with China UnionPay Co., Ltd., a bankcard association in China.

Cedyna Financial Corporation

Cedyna Financial Corporation (“Cedyna”) conducts credit card, installment (such as shopping credit and automobile loan) and solution (such as collection outsourcing and factoring) businesses.

Cedyna became our subsidiary after SMFG Card & Credit subscribed to Cedyna’s third-party share allotment in May 2010. Subsequently, in May 2011, Cedyna became our wholly owned subsidiary when SMFG Card & Credit completed a share exchange to acquire the remaining outstanding shares of Cedyna.

In March 2012, Cedyna made SMBC Finance Service Co., Ltd. (“SMBC Finance Service”) a wholly owned subsidiary. SMBC Finance Service, which had been a subsidiary of the Bank before the reorganization, provides collection outsourcing services and has a strong customer base and internet settlement know-how. Cedyna transferred its own solution business to SMBC Finance Service in order to strengthen its competitive edge by taking advantage of scale and promoting streamlining.

SMBC Consumer Finance Co., Ltd.

SMBC Consumer Finance Co., Ltd. (“SMBC Consumer Finance”), which changed its company name from Promise on July 1, 2012, is a core entity in our consumer lending business. It provides consumer loans that consist mainly of unsecured loans to individuals, and conducts other business including loan guarantee business. SMBC Consumer Finance guarantees certain consumer loans made by the Bank.

We decided to make SMBC Consumer Finance our wholly owned subsidiary in order to reinforce its consumer lending business, to enhance our earnings generation capacity and to better achieve the expansion of our consumer lending business centered on SMBC Consumer Finance. In December 2011, the Bank made SMBC Consumer Finance its subsidiary with the completion of a tender offer. Following the tender offer, we subscribed for a third-party allotment of newly issued shares of SMBC Consumer Finance’s common stock. On April 1, 2012, SMBC Consumer Finance became our wholly owned subsidiary upon the completion of a share exchange of shares of our common stock for SMBC Consumer Finance’s common stock, including the shares which the Bank owned.

ORIX Credit Corporation

In July 2009, the Bank acquired a 51% equity interest in ORIX Credit Corporation (“ORIX Credit”) as part of a collaborative initiative with ORIX, and ORIX Credit became a subsidiary of the Bank. ORIX Credit offered a wide range of card loan products, focusing on a card loan with a low interest rate and large credit line, and has expanded its business operation by gaining as customers high-income individuals. However, on June 29, 2012, the Bank transferred all of its shares of ORIX Credit to ORIX and as a result, ORIX Credit is no longer our subsidiary.

Others

In addition to the above companies, our subsidiary Sakura Card Co., Ltd. and our associate Pocket Card Co., Ltd. engage in the credit card business, and our subsidiary SMM Auto Finance, Inc. engages in automobile sale financing.

Other Major Group Companies and Alliances

The Japan Research Institute, Limited

The Japan Research Institute, Limited (“The Japan Research Institute”) is our wholly owned subsidiary that provides financial consultation services on management reform, IT, the planning and development of strategic information systems and outsourcing. It also conducts diverse activities including domestic and international economic research and analysis, policy recommendations and business incubation.

Alliance with Barclays PLC

Barclays PLC (“Barclays”) and the Bank have allied to explore joint business development opportunities, and in April 2010, Barclays, the Bank and SMBC Nikko Securities established a division in SMBC Nikko Securities to provide wealth management services to high-net-worth individuals in Japan. In May 2010, the Bank entered into a business alliance agreement with Absa Bank Limited, a group company of Barclays, regarding collaboration on services to Japanese companies in South Africa and other African countries. We have intensified our management-level communications with Barclays regarding, for example, the effects of strengthened regulation of the global banking industry. The Bank believes these initiatives will yield mutual benefits and will facilitate business expansion for us in targeted growth business areas, both foreign and domestic.

Credit Loss Protection Agreement with Goldman Sachs

To expand its overseas portfolio and revenue, the Bank entered into agreements with Goldman Sachs in 2003 to provide credit protection to Goldman Sachs’ extension of credit to their investment grade clients in exchange for receiving a proportion of the fees and interest income from the borrowers. In connection with the agreements, Goldman Sachs established certain wholly owned subsidiaries (“William Street Entities”) that might make credit commitments and extensions. Goldman Sachs entered into credit loss protection arrangements with the Bank in order to hedge in part the credit risk to its investment in the William Street Entities. The Bank, through its Cayman Islands branch, would issue letters of credit in exchange for fees equal to a portion of the fees and interest to be paid by the borrowers to the William Street Entities. The first letter of credit (“FLC”), was issued in 2003 in a maximum available amount of $1 billion, and is available over a 20-year period, subject to early termination or extension. Also, from time to time over a 20-year period, subject to early termination or extension and other conditions, upon the request of Goldman Sachs, the Bank has issued letters of credit and may issue one or more additional letters of credit (each a second letter of credit (“SLC Series”) exposing the Bank to risk rated BBB/Baa2 or higher in an aggregate maximum available amount of $1.125 billion). Goldman Sachs may draw on the letters of credit in the event that Goldman Sachs realizes certain losses (“Specified Losses”), with respect to loan commitments or loans extended thereunder that Goldman Sachs has entered into with specified borrowers approved by the Bank and Goldman Sachs.

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

These arrangements are designed to collateralize the Bank’s obligations in the event the Bank’s Cayman Islands branch fails to perform on the FLC or any SLC Series, including as a result of our insolvency or the insolvency of the Bank or the Bank’s Cayman Islands branch.

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

The following four financial objectives and targets were set with the aim of improving and seeking a balance between financial soundness, profitability and growth:

Financial Soundness.

•	Achieve sufficient Common Equity Tier 1 capital ratio as required for a global player;

Profitability.

•	Enhance risk-return profile by improving asset quality;

•	Aim for top-level cost efficiency among global players; and

Growth.

•	Expand international business especially in Asia by capturing business opportunities in growth markets.

Our basic policy for the fiscal year ending March 31, 2014 is to proactively support the revitalization of Japanese economy through financing and to respond to changes in the financial needs of our clients and business environment in order to achieve medium- to long-term growth. We also intend to continue to implement following initiatives for the two strategies—“Proactively contribute to the revitalization of Japanese economy, and as a result, achieve the growth of SMFG” and “Create new business models and challenge for ‘innovation’ in order to make the next leap forward.”

Initiatives for retail customers.

We aim to enhance the client base by expanding investment products and services and advertising aggressively. Specifically, we intend to strengthen asset management services through trial of banking-securities integrated operation in the Bank and SMBC Nikko Securities. In addition, through utilizing the Bank’s trust business function, we aim to provide one-stop inheritance services to business owners and individuals. Furthermore, we plan to promote Group-wide collaboration in consumer finance business, including overseas operations.

Initiatives for corporate clients.

We intend to further promote corporate-consumer banking and banking-securities collaboration. We also aim to effectively meet solution providing needs on business restructuring and financial products and services mainly of our medium-sized and small corporate clients, thereby contributing to the revitalization of Japanese economy, as well as continue to accommodate clients’ needs after the expiration of the Act Concerning Temporary Measures to Facilitate Financing for SMEs, etc (Act No. 96 of 2009, as amended). Furthermore, we intend to enhance advisory functions mainly for large corporations through collaboration of departments with expert knowledge of industries globally.

Initiatives for international business.

We plan to expand businesses in growing areas of worldwide needs including infrastructure finance and trade finance, as well as settlement business and finance business associated with settlement, mainly in Asia where commercial flows are increasing in step with the economic development of the region. We also intend to continue our efforts to secure stable foreign-currency funding in order to accommodate the increase in overseas assets of the Group.

Other initiatives.

We intend to strengthen our non-asset businesses through measures such as collaboration with asset management companies within our group as well as those overseas. In addition, we plan to examine businesses utilizing IT and internet on a Group-wide basis.

In order to strengthen our corporate infrastructure to support sustainable development of our business, we aim to expand personnel exchange on a Group-wide basis. We also continue to make effort to proactively develop human resource management for women and locally hired overseas employees.

Revenues by Region

The following table sets forth the percentage of our total operating income under IFRS for the fiscal years ended March 31, 2013, 2012 and 2011, based on the total operating income of our offices in the indicated regions. For each of the periods presented, we earned most of our total operating income in Japan, where we compete with other major Japanese banking groups and financial service providers. We earned the remainder in the Americas, Europe and Middle East, and Asia and Oceania, where we mainly compete with global financial institutions.

	For the fiscal year ended March 31,
	2013	2012	2011
Region:
Japan	82%	88%	90%
Foreign:
Americas	4%	3%	4%
Europe and Middle East	7%	4%	2%
Asia and Oceania (excluding Japan)	7%	5%	4%

Total	100%	100%	100%

Seasonality

Our business is not materially affected by seasonality.

Sources and Availability of Raw Materials

We are not reliant on any particular source of raw materials.

Marketing Channels

See “—Description of Operations and Principal Activities” for a discussion of our marketing channels.

Regulations in Japan

Our businesses are subject to extensive regulation, including the effects of changes in the laws, regulations, policies, voluntary codes of practice and interpretations in Japan. On the other hand, deregulation of banking activities in Japan, and more generally of the Japanese financial system, has proceeded, which has made the Japanese banking industry highly competitive.

Supervisory and regulatory authorities

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

The Financial Services of Agency of Japan

The Prime Minister has supervisory authority over banks in Japan, which is generally delegated to the Financial Services Agency of Japan (“FSA”) except for matters prescribed by cabinet order. The Minister for Financial Services has the power to direct the FSA. Under the Banking Act, the FSA has supervisory control over banks, bank holding companies and banks’ principal shareholders in Japan, except for matters to which the Prime Minister retains authority.

The FSA’s authority includes granting and revoking of operating licenses, and approving business activities such as becoming a principal shareholder, establishment of subsidiaries or overseas offices, mergers, corporate splits or business transfers, and dissolutions or discontinuations of business by existing banks, etc.

The FSA may also instruct a Japanese bank to suspend its business or to remove directors if the bank violates laws, other regulations or their articles of incorporation or commits acts contrary to public policy. The FSA may also direct a Japanese bank in financial difficulty to take certain actions, such as holding certain property in Japan for the protection of depositors. Under the prompt corrective action (“PCA”) system, the FSA may take corrective actions in the case of capital deterioration of financial institutions.

The Ministry of Finance and the FSA have introduced a number of regulatory measures into the banking sector in Japan to secure sound management of banks, as well as measures to increase the transparency of the regulatory process, such as bank holding company regulations, single customer credit limits, disclosure regulations, regulations regarding reserves for loan losses and inspections.

The Banking Act authorizes the FSA to inspect banks and bank holding companies in Japan at any time and with any frequency. Such inspections are conducted by officials from the FSA’s Inspection Department. The FSA monitors the financial soundness of banks and the status and performance of their control systems and reviews their compliance with laws and regulations. The FSA has issued guidelines on its inspection of financial institutions called the Financial Inspection Manual. The Financial Inspection Manual itself does not have the force of law, but the FSA’s inspections of banks are based on the Financial Inspection Manual, which emphasizes the need for bank self-assessment rather than assessment based on the advice of the government authority and risk management by each bank instead of a mere assessment of its assets. Following an inspection, the FSA may exercise its authority over a bank under the Banking Act to suspend or terminate its banking business.

The Ministry of Finance

The Ministry of Finance conducts examinations of banks in relation to foreign exchange transactions under the Foreign Exchange and Foreign Trade Act.

The Bank of Japan

The Bank of Japan (“BOJ”) is the central bank of Japan and serves as the principal instrument for the execution of Japan’s monetary policy. The BOJ implements monetary policy mainly by adjusting its basic loan rate, open market operations and imposing deposit reserve requirements. All banks in Japan maintain deposits with the BOJ and rely substantially upon obtaining borrowings from and rediscounting bills with the BOJ. Moreover, all banks in Japan maintain current accounts under agreements with the BOJ pursuant to which the BOJ can conclude a contract with the Bank concerning on-site examinations. BOJ supervision is intended to support the effective execution of monetary policy, while FSA supervision aims to maintain the sound operations of banks in Japan and promote the security of depositors. Through its examinations, the BOJ seeks to identify problems at an early stage and give corrective guidance where necessary.

Regulations Regarding Capital Adequacy

Capital Adequacy Requirement

In 1988, the BCBS issued the Basel Capital Accord. The Basel Capital Accord sets minimum risk-weighted capital ratios for the purpose of maintaining sound management of banks which have international operations. The minimum risk-weighted capital ratio required was 8% on both a consolidated and nonconsolidated basis. In 2004, the BCBS issued the amended Basel Capital Accord (“Basel II”), which includes detailed measurement of credit risk, the addition of operational risk, a supervisory review process and market discipline through disclosure. These amendments did not change the minimum risk-weighted capital ratio of 8% applicable to banks with international operations (including the Bank). These rules took effect in Japan in 2007, and since 2008, banks are able to apply the advanced IRB approach for credit risk and the AMA for operational risk.

In July 2009, the BCBS approved a final package of measures to enhance certain elements of the Basel II framework, which includes an increase of the risk weights of resecuritization instruments and revisions of certain trading book rules (referred to as “Basel 2.5”), and the FSA’s capital adequacy guidelines which reflect such framework have been applied in Japan from December 2011.

In September 2009, the Group of Central Bank Governors and Heads of Supervision reached an agreement on several key measures to strengthen regulation of the banking sector, and in December 2009 the BCBS published a consultative document entitled “Strengthening the resilience of the banking sector” containing proposals on these measures centering on several core areas. The BCBS’ proposals focused on raising the quality, consistency and transparency of the regulatory capital base through measures including a requirement that the predominant form of Tier 1 capital must be common shares and retained earnings; limitations on the use of hybrid instruments with an incentive to redeem; a requirement that regulatory adjustments, including deductions of the amount of net deferred tax assets which rely on the future profitability of a bank, be applied to common equity generally; and a requirement for additional disclosure regarding regulatory capital levels.

The BCBS’ proposals also cover the following key areas:

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

In July 2010, the Group of Central Bank Governors and Heads of Supervision reached a broad agreement on the overall design of the BCBS’ capital and liquidity reform package. In addition, in August 2010, the BCBS issued for consultation a proposal to enhance the loss absorbency function of regulatory capital. In September 2010, the Group of Central Bank Governors and Heads of Supervision announced a substantial strengthening of existing capital requirements. The framework of the proposed reform was endorsed by the G-20 leaders at their Seoul summit in November 2010. These capital reforms will increase the minimum common equity requirement from 2% to 4.5% and require banks to hold a capital conservation buffer of 2.5% to withstand future periods of stress, bringing the total common equity requirement to 7%. The Tier 1 capital requirement will also be increased from 4% to 6% (together with the above capital conservation buffer, to 8.5%). The total capital requirement will remain at the existing level of 8% but will be increased to 10.5% with the capital conservation buffer. In addition, a countercyclical buffer within a range of 0% to 2.5% of common equity or other fully loss-absorbing capital will be implemented according to national circumstances. The Group of Central Bank Governors and Heads of Supervision also agreed on transitional arrangements for implementing the new standards. Under the transitional arrangements, these new capital requirements are being phased in between January 1, 2013 and January 1, 2019. In December 2010, the BCBS published the new Basel III rules text. To reflect changes made by the BCBS, the FSA changed its capital adequacy guidelines. The FSA’s changes have been generally applied from March 31, 2013, which generally reflects the main measures of the minimum capital requirements of the BCBS that started to be phased in on January 1, 2013 and will be fully applied from March 2019.

We were included in the list of G-SIFIs in both 2011 and 2012. Because we have been identified as a G-SIFI, we are subject, among other things, to resolution-related requirements described in the FSB’s “Key Attributes of Effective Resolution Regimes for Financial Institutions.” In particular, the FSB has required the initial group of G-SIFIs, by the end of 2012, to have in place a recovery and resolution plan, including a group-level plan, containing various specified elements, to be subject to regular resolvability assessments. The FSB revises and update its list of G-SIFIs on an annual basis and G-SIFIs included on the list in November 2014 will be subject to an additional loss absorbency requirement that will be phased in from January 2016 with full implementation by January 2019. If we are identified as a G-SIFI in November 2014, we will be required to maintain 1% to 2.5% additional loss absorption capacity above the Basel III Common Equity Tier 1 capital minimum requirement of 7%, depending upon our systemic importance as determined by the FSB. Furthermore, as a disincentive for banks facing the highest required level of Common Equity Tier 1 capital to “increase materially their global systemic importance in the future,” an additional 1% charge could be applied. Also beginning in November 2014, so long as we are identified as a G-SIFI, we will be subject to stronger supervisory mandates and higher supervisory expectations for risk management functions, data aggregation capabilities, risk governance and internal controls. The substance of this heightened supervision has not yet been fixed, but we anticipate that at a minimum any rules will contain more stringent reporting requirements and impose common frameworks for data aggregation and internal risk management processes on G-SIFIs. Under the Comprehensive Guidelines for Supervision of Financial Instruments Business Operators, etc., issued by the FSA, as part of crisis management, financial institutions identified as G-SIFIs must prepare and submit a recovery plan, which includes a description of events that would trigger implementation of the recovery plan and the analysis of the recovery options to the FSA, and the FSA must prepare the resolution plan for each G-SIFI.

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

Self-Assessment, Reserves and Related Disclosure

Financial institutions, including the Bank, are required to establish self-assessment programs to, among other things, analyze their assets giving due consideration to accounting principles and other applicable rules and to classify their assets into categories taking into account the likelihood of repayment and the risk of impairment to the value of the assets. These classifications determine whether an addition to or reduction in reserves or write-offs is necessary.

Pursuant to the Japanese Institute of Certified Public Accountants (“JICPA”) guidelines, the outcome of each financial institution’s self-assessment leads to substantially all of a bank’s loans and other claims on customers being analyzed by classifying obligors into five categories: (1) normal borrowers; (2) borrowers requiring caution; (3) potentially bankrupt borrowers; (4) effectively bankrupt borrowers; and (5) bankrupt borrowers. The reserve for possible loan losses is then calculated based on the obligor categories.

FSA guidelines require banks to classify their assets not only by the five categories of obligor but also by four categories of quality. The Bank has adopted its own internal guidelines for self-assessment which conform to guidelines currently in effect and comply with the PCA system requirements.

Based on the results of the self-assessment discussed above, the Bank is required to establish a reserve for its loan portfolio in an amount the Bank considers adequate at a balance sheet date. Three categories of reserves the Bank establishes, for statutory purposes, along with the Accounting Standards for Banks issued by the Japanese Bankers Association, are a general reserve, a specific reserve and a reserve for specific overseas loan losses.

Under the Banking Act, banks and bank holding companies must disclose their non- and under-performing loans (consolidated and nonconsolidated) as risk-monitored loans. Risk-monitored loans are classified into four categories: (1) bankrupt loans, (2) non-accrual loans, (3) past due loans (three months or more) and (4) restructured loans. Banks and bank holding companies are required to submit to the FSA annual reports on their business including the amount of risk-monitored loans. Banks and bank holding companies must disclose their financial statements on an annual basis. The financial statements consist of the balance sheet and income statement, and explanatory documents regarding business and asset conditions, each prepared under the Banking Act both on a nonconsolidated and consolidated basis.

Independent of the Banking Act disclosure regulations, the Act Concerning Emergency Measures for the Revitalization of Financial Functions requires banks to disclose their loans and their other problem assets. Under this law, assets are classified into four categories: (1) bankrupt and quasi-bankrupt assets, (2) doubtful assets, (3) substandard assets and (4) normal assets. Generally, bankrupt and quasi-bankrupt assets correspond to the total of bankrupt loans and the lower tier of the non-accrual loans (the borrowers of which are effectively bankrupt) under the Banking Act disclosure. Doubtful assets generally correspond to the higher tier portion of the non-accrual loans (the borrowers of which are not, but have the potential to become, bankrupt). The substandard assets generally correspond to the total of the restructured loans and past due loans (three months or more). Bankrupt and quasi-bankrupt assets and doubtful assets also include non-loan assets, for example, securities lending, foreign exchange, accrued interest, advanced payments and customers’ liabilities for acceptances and guarantees.

Prompt Corrective Action System

Under the Prompt Corrective Action (“PCA”) system, the FSA may take corrective actions depending upon the extent of capital deterioration of a financial institution. The FSA may require a bank to submit and implement a capital reform plan, if;

•	the total risk-weighted capital ratio of a bank with international operations becomes less than 8% but not less than 4%;

•

the Common Equity Tier 1 risk-weighted capital ratio becomes less than 3.5% but not less than 1.75% (to be increased as a transitional arrangement until it becomes less than 4.5% but not less than 2.25% from March 2015); or

•	the Tier 1 risk-weighted capital ratio becomes less than 4.5% but not less than 2.25% (to be increased until it becomes less than 6% but not less than 3% from March 2015).

The FSA may order a bank to (1) submit and implement a plan for improving its capital; (2) prohibit or restrict the payment of dividends to shareholders or bonuses to officers; (3) reduce assets or restrict any increase in assets; (4) prohibit or restrict the acceptance of deposits under terms less advantageous than ordinary terms; (5) reduce the business of some offices; (6) eliminate some offices other than the head office; (7) reduce or prevent the launching of non-banking businesses; or (8) take certain other actions, if;

•	the total risk-weighted capital ratio of a bank with international operations declines to less than 4% but not less than 2%;

•

the Common Equity Tier 1 risk-weighted capital ratio becomes less than 1.75% but not less than 0.88% (to be increased as a transitional arrangement until it becomes less than 2.25% but not less than 1.13% from March 2015); or

•	the Tier 1 risk-weighted capital ratio becomes less than 2.25% but not less than 1.13% (to be increased until it becomes less than 3% but not less than 1.5% from March 2015).

The FSA may order a bank to conduct any one of the following: (1) a capital increase; (2) a substantial reduction in its business; (3) a merger; or (4) abolishment of its banking business, if;

•	the total risk-weighted capital ratio of a bank with international operations declines to less than 2% but not less than 0%;

•

the Common Equity Tier 1 risk-weighted capital ratio becomes less than 0.88% but not less than 0% (to be increased as a transitional arrangement until it becomes less than 1.13% but not less than 0% from March 2015); or

•	the Tier 1 risk-weighted capital ratio becomes less than 1.13% but not less than 0% (to be increased until it becomes less than 1.5% but not less than 0% from March 2015).

The FSA may order the bank to suspend all or part of its business, if the total risk-weighted capital ratio, the Common Equity Tier 1 risk-weighted capital ratio or Tier 1 risk-weighted capital ratio of a bank with international operations declines below 0%.

The FSA may take actions similar to the actions the FSA may take with respect to a bank, if;

•	the total risk-weighted capital ratio of a bank holding company that holds a bank with international operations declines to levels below 8%;

•	the Common Equity Tier 1 risk-weighted capital ratio declines to levels below 3.5% (to be increased as a transitional arrangement until it becomes level below 4.5% from March 2015); or

•	the Tier 1 risk-weighted capital ratio declines to levels below 4.5% (to be increased as a transitional arrangement until it becomes level below 6% from March 2015).

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

Regulations for Stabilizing the Financial System

Deposit Insurance System

The Deposit Insurance Act (Act No. 34 of 1971, as amended) was enacted to protect depositors when financial institutions fail to meet their obligations. The Deposit Insurance Corporation of Japan (“DIC”) implements the law and is supervised by the Prime Minister and the Minister of Finance. Subject to limited exceptions, the Prime Minister’s authority is delegated to the FSA Commissioner.

Since April 2010, the DIC receives annual insurance premiums from member financial institutions equivalent to 0.107% of deposits that bear no interest, are redeemable upon demand and are used by depositors primarily for payment and settlement purposes, and premiums equivalent to 0.082% of other deposits. For the fiscal year ending March 31, 2014, if there are no member financial institutions failures during each fiscal year, the amount equivalent to 0.018% of deposits primarily for payment and settlement purposes, and 0.014% of other deposits, are to be reimbursed to the member institutions. For the fiscal year ended March 31, 2013, the same formula was used and the amount described above was reimbursed to the member institutions as there was no member financial institution failure.

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

The Deposit Insurance Act also provides a permanent system for resolving failed financial institutions.

The basic method for resolving a failed financial institution under the Deposit Insurance Act is cessation of the business by paying insurance money to depositors up to the principal amount of ¥10 million plus accrued interest per depositor, or pay-off or transfer of the business to another financial institution, with financial assistance provided within the cost of pay-off. Under the Deposit Insurance Act, transfer of business is regarded as the primary method. In order to affect a prompt transfer of business, the following framework has been established:

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

Where it is anticipated that the failure of a financial institution may cause an extremely grave problem in maintaining the financial order in Japan or the region where the financial institution is operating, the following exceptional measures may be taken after consulting with the Financial System Management Council:

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

In addition, on June 2013, a bill to revise the Deposit Insurance Act which includes establishment of a new orderly resolution regime of financial institutions was enacted and is scheduled to become effective by March 2014. Although the details of the regime will require implementing ordinances which have not yet been published, financial institutions including banks, securities companies and insurance companies and their holding companies will be subject to the new resolution regime that includes, among others, the following features.

Under the new resolution regime, where the Prime Minister recognizes that the failure of a financial institution which falls into either of (a) or (b) below may cause significant disruption in the financial markets or other financial systems in Japan if any of the measures described in (a) or (b) below is not taken, the Prime Minister may make a determination (“specified determination”) to take any of the following measures after consulting with the Financial System Management Council:

(a) if the financial institution is not a financial institution which is unable to fully perform its obligations with its assets, the DIC shall supervise that financial institution, and may provide it with loans or guarantees necessary to avoid the risk of significant disruption in the financial systems in Japan, or subscribe for shares or subordinated bonds of, or lend subordinated loans, to the financial institutions, taking into consideration the financial conditions of the financial institution;

(b) if the financial institution is or is likely to be unable to fully perform its obligations with its assets or has suspended or is likely to suspend repayment of its obligations, the DIC shall supervise that financial institution and may provide financial aid necessary to assist a merger, business transfer, corporate split or other reorganization in respect to such failed financial institution; and

if a measure set out in (b) above is determined to be taken with respect to a financial institution, the Prime Minister may order that the financial institution’s operations and assets be placed under the control of the DIC. The business or liabilities of the financial institution subject to the supervision by the DIC as set forth above may also be transferred to a “bridge bank” established by the DIC for the purpose of the temporary maintenance and continuation of operations of, or repayment of the liabilities of, such financial institution, and the bridge bank will seek to transfer the financial institution’s business or liabilities to another financial institution or dissolve the financial institution.

The expenses for implementation of the measures under this regime will be borne by the financial industry, with an exception under which it may be partially borne by the Government of Japan.

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

Single Customer Credit Limit

The Banking Act restricts the aggregate amount of loans, guarantees and capital investments to any single customer in order to avoid excessive concentration of credit risks and promote fair and extensive use of bank credit. An ordinary bank’s aggregate exposure to any single customer is limited by the Banking Act and the related cabinet order. The limit is 40% (or 25% if the customer is a principal shareholder of the bank) of an ordinary bank’s total qualifying capital based on aggregate exposure to any single customer including certain of the customer’s affiliates, or 25% (or 15% if the customer is a principal shareholder of the bank) of the bank’s total qualifying capital based on aggregate exposures to any single customer not including the customer’s affiliates. The same restriction applies to a bank group (the bank, its subsidiaries and certain affiliates) on a consolidated basis maximum permitted aggregate exposure by a bank group to a single customer is 25% (or 15% if the customer is a principal shareholder of the bank), and to a customer including certain of the customer’s affiliates is 40% (or 25% if the customer is a principal shareholder of the bank), of the total qualifying capital, with certain adjustments of the group companies.

Restrictions on Activities of a Bank Holding Company

Under the Banking Act, a bank holding company is prohibited from carrying on any business other than management of its subsidiaries and other incidental businesses. A bank holding company may have any of the following as a subsidiary: a bank, a securities company, an insurance company or a foreign subsidiary that engages in the banking, securities or insurance business. In addition, a bank holding company may have as a subsidiary any company that engages in finance-related business, such as a credit card company, a leasing company or an investment advisory company. Certain companies that are designated by ministerial ordinance as those that cultivate new business fields may also become the subsidiary of a bank holding company.

Restriction on Aggregate Shareholdings by a Bank

The Act Concerning Restriction on Shareholdings by Banks (Act No. 131 of 2001, as amended) requires Japanese banks and their qualified subsidiaries to limit the aggregate market value (excluding unrealized gains, if any) of their equity securities holdings to an amount equal to 100% of their consolidated Tier 1 capital, with adjustments, in order to reduce exposure to stock price fluctuations. Treasury shares, shares issued by subsidiaries, shares not listed on any stock exchange or not registered with any OTC market, shares held as trust assets, and shares acquired through debt-for-equity swaps in restructuring transactions are excluded from this limitation. In order to facilitate the disposition of shares of listed stocks held by banks while preventing adverse effects caused by sales of large amounts of shares in a short period of time, share purchases by the Banks’ Shareholdings Purchase Corporation of listed shares has been restarted from March 2009.

Shareholding Restrictions Applicable to a Bank Holding Company and a Bank

The provision of the Act on Prohibition of Private Monopolization and Maintenance of Fair Trade (Act No. 54 of 1947, as amended) which prohibits banks from holding more than 5% of the voting rights of non-financial companies in Japan does not apply to bank holding companies. However, the Banking Act generally prohibits a bank holding company and its subsidiaries, on an aggregated basis, from holding more than 15% of the voting rights of certain types of companies which are not permitted to become subsidiaries of bank holding companies. Also, the Banking Act generally prohibits a bank and its subsidiaries, on an aggregated basis, from holding more than 5% of the voting rights of certain types of companies which are not permitted to become subsidiaries of banks.

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

Regulations for Protection of Customers

Protection of Personal Information

The Act on the Protection of Personal Information and related rules, regulations and guidelines impose requirements on businesses that use databases containing personal information, including appropriate custody of personal information and restrictions on information sharing with third parties.

Act on Sales, Etc. of Financial Products

Due to deregulatory measures in the banking and other financial services industries, more financial products, including highly structured and other complicated products, may now be marketed to a broad base of customers. The Act on Sales, Etc. of Financial Products (Act No. 101 of 2000, as amended) was enacted to better protect customers from incurring unexpected losses as a result of purchasing these financial products. Under this law, sellers of financial products have a duty to their potential customers to explain important matters (i.e., the nature and magnitude of risk involved) regarding the financial products that they sell. If a seller fails to comply with the duty, the loss in value of the purchased investment product due to the failure to explain is refutably presumed to be the amount of the customer’s loss. An amendment to this law, together with other related laws including the FIEA, became effective in September 2007. The amended law enlarges the scope of the duty of financial services providers to inform customers of important matters related to the financial products that they offer.

Act Concerning Protection of Depositors and Relief for Victims of Certain Types of Fraud

The Act Concerning Protection of Depositors from Illegal Withdrawals Made by Forged or Stolen Cards (Act No. 94 of 2005, as amended) requires financial institutions to establish internal systems to prevent illegal withdrawals of deposits made using forged or stolen bank cards. The law also requires financial institutions to compensate depositors for any amount illegally withdrawn using forged or stolen bankcards, subject to certain conditions.

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

Other Regulations Related to Our Business

The Act Concerning Temporary Measures to Facilitate Financing for Small and Medium-Sized Enterprises, etc.

The Act Concerning Temporary Measures to Facilitate Financing for Small and Medium-Sized Enterprises (“SMEs”), etc., became effective in December 2009 and required financial institutions to, among other things, endeavor to reduce their customers’ burden of loan payments by employing such methods as term modification at the request of eligible borrowers, including SMEs and individual housing loan borrowers. The legislation also required financial institutions to internally establish a system to implement the requirements of the legislation and periodically make disclosures regarding, and report to the relevant authority the status of, implementation. Following the enactment of the legislation, the FSA altered its approach toward inspections and shifted its emphasis to facilitation of finance while monitoring risks appropriately. These measures were originally scheduled to remain effective until March 2011, and the effective period was subsequently extended until 2013, but these measures were terminated upon the expiration of the effective period on March 31, 2013.

Financial Instruments and Exchange Act of Japan

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

An amendment to the FIEA was promulgated on September 12, 2012 in order to, among other things, facilitate the establishment of a “Comprehensive Exchange,” in which securities, financial derivatives and commodity derivatives are traded comprehensively. It enables Financial Instruments Exchanges to trade commodity derivatives to enhance user convenience. The FSA will conduct supervision of the “Comprehensive Exchange.” The amendment with regard to the “Comprehensive Exchange” will become effective within one year and a half after the date of promulgation.

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

Installment Sales Act

In order to ensure the fairness of transactions with respect to installment and other sales, prevent damage to consumers and manage credit card numbers, the Installment Sales Act (Act No. 159 of 1961, as amended) imposes requirements on those who conduct installment sales businesses. In June 2008, revisions to the Installment Sales Act were enacted, most of which became effective in December 2009. The revisions impose more stringent and expanded requirements for credit card companies, including, among other things: (1) wider coverage of installment sales under the regulations; (2) measures to prevent inappropriate extensions of credit for certain credit transactions; (3) measures to prevent excessive lending for certain credit transactions that include requirements to investigate the payment ability of consumers by use of designated credit information organizations and prohibition of execution of credit agreements that exceed the payment ability of consumers; and (4) measures to protect certain information, such as credit numbers.

Deregulation

The developments toward deregulation of the financial system including those described below have made the Japanese banking industry highly competitive.

Deregulation of Bank Engagement in the Securities Business

The gradual relaxation of the restrictions under the Securities and Exchange Act allowed banks to engage in the following business line, after taking appropriate registration measures with the FSA:

•	underwriting and dealing in Japanese government bonds, Japanese municipal bonds, Japanese government guaranteed bonds, commercial paper and certain bonds issued by special purpose companies;

•	selling beneficiary certificates of investment trusts and securities issued by an investment company; and

•	dealing in listed or OTC securities or derivatives transactions as well as in the securities intermediary business.

In addition, amendments to the FIEA and the Banking Act relating to firewalls and conflicts of interest between banks, securities companies and insurance companies became effective on June 1, 2009. The amendment relating to firewalls abolished the ban on certain officers and employees from holding concurrent posts in banks, securities companies and insurance companies, and relaxed restrictions on the transfer of non-public customer information. On the other hand, the amendment relating to conflicts of interest requires those financial institutions, including banks, to implement proper information management procedures and to develop appropriate internal systems to prevent customer interests from being unfairly harmed through trading by the companies or by other companies within their group. For example, the companies may be required to create information barriers between departments and monitor how it executes transactions with customers.

Deregulation of Insurance Products

The gradual deregulation of the financial services industry permitted banks in Japan to offer an increased variety of insurance products, including pension-type insurance to the full range, as an agent.

Privatization of Japan Post Holdings Co., Ltd.’s subsidiaries

The Government of Japan began privatizing or eliminating several government institutions in connection with making Japan Post Holdings Co., Ltd. (“Japan Post Holdings”), a joint stock corporation that holds shares of four operating companies. Privatization of Japan Post Holdings’ banking and insurance subsidiaries, which was originally planned to be completed by 2017, was suspended in December 2009. In April 2012, a law was enacted to abolish the deadline of the privatization of Japan Post Holdings’ banking and insurance subsidiaries. Under the Postal Privatization Act, Japan Post Holdings’ banking subsidiary, one of the world’s largest deposit-taking institutions, is allowed to expand its business with prior approval of the government.

Regulations in United States

As a result of its operations in the United States, the Bank and SMFG are subject to extensive federal and state banking and securities supervision and regulation. The Bank engages in U.S. banking activities directly through its branches in Los Angeles, San Francisco and New York and through its representative office in Houston. The Bank also controls a U.S. banking subsidiary, Manufacturers Bank, and a U.S. broker-dealer subsidiary, SMBC Nikko Securities America.

The Bank’s New York branch is supervised by the Federal Reserve Bank of New York and the New York Department of Financial Services, but its deposits are not insured (or eligible to be insured) by the Federal

Deposit Insurance Corporation (“FDIC”). The Bank’s Los Angeles and San Francisco branches are supervised by the Federal Reserve Bank of San Francisco and the California Department of Financial Institutions, but their deposits are not insured (or eligible to be insured) by the FDIC. The Bank’s representative office in Houston is subject to regulation and examination by the Texas Department of Financial Institutions and the Federal Reserve Bank of Dallas.

The Bank and SMFG are qualifying foreign banking organizations under the U.S. International Banking Act of 1978 as amended (“International Banking Act”), and as such are subject to regulation as bank holding companies under the U.S. Bank Holding Company Act of 1956, as amended (“Bank Holding Company Act”). Additionally, the Bank and SMFG are bank holding companies by virtue of their ownership of Manufacturers Bank. As a result, the Bank, SMFG and their U.S. operations are subject to regulation, supervision and examination by the Federal Reserve Board as their U.S. “umbrella supervisor.”

Manufacturers Bank is a California state-chartered bank that is not a member of the Federal Reserve System. As a state non-member bank the deposits of which are insured by the FDIC, Manufacturers Bank is subject to regulation, supervision and examination by the FDIC and the California Department of Financial Institutions.

In order to further expand our business in the U.S., we and the Bank obtained financial holding company status under the Bank Holding Company Act on May 7, 2013, which authorizes the expansion of the scope of services we provide in the U.S., including the underwriting and trading of securities and other investment banking services.

Restrictions on Business Activities

As described below, federal and state banking laws and regulations restrict the Bank’s and SMFG’s ability to engage, directly or indirectly through subsidiaries, in the certain activities in the United States.

The Bank and SMFG are required to obtain the prior approval of the Federal Reserve Board before directly or indirectly acquiring the ownership or control of more than 5% of any class of voting shares of U.S. banks, certain other depository institutions and bank or depository institution holding companies. Under the Bank Holding Company Act and the Federal Reserve Board regulations, the Bank is required to serve as a source of financial strength to Manufacturers Bank. In addition, the Bank’s U.S. banking operations (including Manufacturers Bank and the Bank’s U.S. branches) are also restricted from engaging in certain “tying” arrangements involving products and services.

As financial holding companies we, the Bank and the companies under our control are permitted to engage in a broader range of activities in the U.S. and abroad than permitted for bank holding companies and their subsidiaries. Unless otherwise limited by the Federal Reserve Board, financial holding companies generally can engage, directly or indirectly in the U.S. and abroad, in financial activities, either de novo or by acquisition, by providing after-the-fact notice to the Federal Reserve Board. These financial activities include underwriting and dealing in securities, insurance underwriting and brokerage and making investments in non-financial companies for a limited period of time, as long as the financial holding company does not directly or indirectly manage the non-financial companies’ day-to-day activities, and the financial holding company’s banking subsidiaries engage only in permitted cross-marketing with the non-financial companies. If we or the Bank cease to qualify as financial holding companies, we could be barred from new financial activities or acquisitions, and have to discontinue the broader range of activities permitted to financial holding companies.

Other Prudential Restrictions

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

In addition, under U.S. federal banking laws, state-chartered banks (such as Manufacturers Bank) and state-licensed branches and agencies of foreign banks (such as the Bank’s New York branch) may not, as a general matter, engage as a principal in any type of activity not permissible for their federally chartered or licensed counterparts, unless (i) in the case of state-chartered banks, the FDIC determines that the additional activity would pose no significant risk to the FDIC’s Deposit Insurance Fund and is consistent with sound banking practices and (ii) in the case of state-licensed branches and agencies of foreign banks, the Federal Reserve Board determines that the additional activity is consistent with sound banking practices. The U.S. federal banking laws also subject state branches and agencies of foreign banks to the same single-borrower lending limits that apply to federal branches or agencies, which are substantially similar to the lending limits applicable to national banks. For the Bank’s U.S. branches, these single-borrower lending limits are based on the worldwide capital of the Bank.

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

There are various qualitative and quantitative restrictions on the extent to which SMFG and its subsidiaries can borrow or otherwise obtain credit from its U.S. bank subsidiary, Manufacturers Bank, or engage in certain other transactions involving that subsidiary. In general, these transactions must be on terms that would ordinarily be offered by Manufacturers Bank to unaffiliated entities, and credit transactions must be secured by designated amounts of specified collateral. In addition, certain transactions, such as certain purchases by Manufacturers Bank from the Bank or its non-bank subsidiaries, are subject to volume limitations. Effective in July 2012, the Dodd-Frank Act (discussed below) subjects credit exposure arising from derivative transactions, securities borrowing and lending transactions, and repurchase/reverse repurchase agreements to these collateral and volume transactions limitations.

Regulatory Requirements applicable to Financial Holding Companies

As financial holding companies, we and the Bank are subject to additional regulatory requirements. For example, we, the Bank and Manufacturers Bank, which is our U.S. insured depository institution subsidiary, must be “well capitalized,” meaning maintenance of a Tier 1 risk-based capital ratio of at least 6% and a total risk-based capital ratio of at least 10%. In addition, we, the Bank and Manufacturers Bank must be “well managed,” including maintenance of examination ratings that are at least satisfactory. Further, the Bank is also required to be well capitalized and well managed under its home country standards, which must be comparable to those required for a U.S. bank. Failure to comply with such requirements would require us and the Bank to prepare a remediation plan, and we would not be able to undertake new business activities or acquisitions based on our status as a financial holding company during any period of noncompliance without the prior approval of the Federal Reserve Board. Divestiture or termination of certain business activities in the U.S. may also be required as a consequence of failure to correct such conditions within 180 days.

Regulations for Stabilizing the Financial System

Dodd-Frank Wall Street Reform and Consumer Protection Act

The Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”) provides a broad framework for significant regulatory changes across most areas of U.S. financial regulation. The Dodd-Frank Act addresses, among other issues, systemic risk oversight, bank capital standards, the resolution of failing systemically significant financial institutions, OTC derivatives, the ability of banking entities to engage in proprietary trading activities and invest in hedge funds and private equity funds, consumer and investor protection, hedge fund registration, and securitization.

Implementation of the Dodd-Frank Act is taking place through detailed rulemaking over multiple years by various regulators, including the Office of the Comptroller of the Currency, the Federal Reserve Board, the SEC, the FDIC, the Commodity Futures Trading Commission (“CFTC”), the newly created Financial Stability Oversight Council and the newly created Consumer Financial Protection Bureau. Although the final details, impact and timing of certain of the implementing rules remain uncertain, complying with the final rules could result in additional costs, or restrict or otherwise affect the way we conduct our business.

The Dodd-Frank Act provides regulators with tools to impose greater capital, leverage and liquidity requirements and other prudential standards, particularly for financial institutions that pose significant systemic risk and bank holding companies with greater than $50 billion in assets, which is known as the “Volcker Rule.” In imposing such heightened prudential standards on non-U.S. financial institutions such as us and the Bank, the Federal Reserve Board is directed to take into account the principle of national treatment and equality of competitive opportunity, and the extent to which the foreign bank holding company is subject to comparable home country standards. On December 14, 2012, the Federal Reserve Board proposed regulations that would impose enhanced prudential standards on the U.S. operations of certain large foreign banking organizations, such as us and the Bank. In particular, under the proposal, the Bank’s NY branch would be subject to liquidity, single counterparty credit limits and, in certain circumstances, asset maintenance requirements. In addition, under the proposal, it is possible that we may be required to create a separately capitalized top-tier U.S. intermediate holding company that would hold all of our U.S. subsidiaries and be subject to certain enhanced prudential standards.

The Volcker Rule will also limit the ability of bank holding companies and their affiliates to sponsor or invest in private equity or hedge funds (including an aggregate investment limit of 3% of Tier 1 capital in funds that are sponsored by the bank holding company) and to engage in certain types of proprietary trading, although certain non-U.S. banking entities (such as the Bank and SMFG) will be able to engage in such activities solely outside the United States. The U.S. agencies responsible for implementing the Volcker Rule proposed implementing rules in October 2011 and January 2012 but have not yet adopted final rules. The Volcker Rule became effective on July 21, 2012, although banking entities will have at least two years from that date to conform activities, investments and relationships in accordance with the Volcker Rule and the rules that are to be adopted by the agencies. The full impact of the Volcker Rule on our business will not be known with certainty until final regulations have been adopted.

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

Furthermore, the Dodd-Frank Act provides for an extensive framework for the regulation of OTC derivatives, including mandatory clearing, exchange trading and transaction reporting of certain OTC derivatives. On October 12, 2012, the final joint rules of the CFTC and the SEC that further define “swap” and “security based swap” became effective. As a result, certain entities are required to register with the CFTC as “swap dealers” or “major swap participants” and our subsidiary, SMBC Capital Markets, Inc., became provisionally registered as a swap dealer on or around December 31, 2012. While some of the U.S. swaps requirements are already final and effective, others are subject to further rulemaking or deferred compliance dates. Mandatory clearing, trade execution and reporting requirements for swaps began to take effect in the first half of 2013.

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

Laws Prohibiting Money Laundering and Terrorist Financing

USA PATRIOT Act of 2001

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

U.S. Sanctions Targeting Iran Related Activities

In July 2010, the U.S. government enacted legislation designed to restrict economic and financial transactions with Iran, i.e., CISADA, which, as amended, may lead to the imposition of sanctions against non-U.S. financial institutions, such as us, if they are determined by the U.S. Secretary of the Treasury to have facilitated “significant transactions” or provided “significant financial services” for certain Iran-linked individuals or entities or the Iranian Revolutionary Guard Corps. Non-U.S. financial institutions that engage in sanctionable activity could lose their ability to open or maintain correspondent or payable-through accounts with U.S. financial institutions, among other possible sanctions.

On December 31, 2011, the U.S. government adopted Section 1245 of the 2012 NDAA, which broadened the range of sanctionable transactions to include conducting or facilitating “significant financial transactions” with the Central Bank of Iran or other Iranian financial institutions designated for sanctions under the International Emergency Economic Powers Act in connection with Iran’s weapons of mass destruction proliferation or support for international terrorism.

In addition, Executive Order 13622 of July 30, 2012, as amended, authorizes the U.S. Secretary of the Treasury, in consultation with the U.S. Secretary of State, to impose correspondent account sanctions on any foreign financial institution that knowingly conducts or facilitates a significant financial transaction with the National Iranian Oil Company or Naftiran Intertrade Company, or that knowingly conducts or facilitates a significant transaction for the purchase, acquisition, sale, transport or marketing of petroleum, petroleum products or petrochemical products from Iran, with certain exceptions.

Further, on August 10, 2012, the President signed the ITRA into law, which strengthens existing sanctions on Iran, especially those aimed at third-country nationals engaging in business with Iran, and includes measures relating to human rights abuses in Iran and Syria. It exposes non-U.S. persons to possible sanctions if they engage in specified activities relating to Iran.

In addition, the IFCA, which is included in the U.S. National Defense Authorization Act for Fiscal Year 2013, imposes, among other things, new sanctions against the energy, shipping and shipbuilding sectors of Iran, as well as Iranian port operators, and the sale, supply or transfer to or from Iran of certain precious and other metals and materials. Executive Order 13645 of June 3, 2013, effective on July 1, 2013, targets, among other things, the automotive sector of Iran and transactions in Iran’s currency, the rial. The IFCA and Executive Order 13645 provide for the imposition of sanctions on persons, including foreign financial institutions, that knowingly engage in activities, related to the sectors and conduct targeted by the IFCA and Executive Order 13645, and activities involving certain Iranian persons included on the Specially Designated Nationals and Blocked Persons List maintained by OFAC.

The U.S. Secretary of State announced on March 20, 2012 that Japan was among a number of countries that had significantly reduced the volume of crude oil purchases from Iran, and that the 2012 NDAA sanctions therefore would not apply to Japanese financial institutions for a period of 180 days, which period may be renewed based on ongoing reductions in crude oil purchases from Iran. Japan’s exception under the 2012 NDAA was renewed on September 14, 2012 and again on March 13, 2013. The exception also exempts Japanese financial institutions from sanctions under certain provisions of Executive Order 13622, the IFCA, and Executive Order 13645. The exception applies only if the financial transactions conducted or facilitated by a Japanese financial institution are solely for trade in goods and services between Japan and Iran and any funds owed to Iran as a result of such trade are credited to an account in Japan and not repatriated to Iran. In addition, the exception in Executive Order 13645, applies only if the financial transaction is for the purchase of petroleum or petroleum products from Iran. There is no guarantee that the U.S. Secretary of State will continue to renew this waiver with respect to Japanese financial institutions.

Foreign Account Tax Compliance Act

Provisions of the U.S. Internal Revenue Code and U.S. Treasury regulations commonly referred to as Foreign Account Tax Compliance Act (“FATCA”) aim to prevent U.S. persons from using offshore accounts to evade U.S. federal income tax. Under FATCA, a 30% withholding tax is imposed on “withholdable payments” (which generally include certain U.S.-source “fixed or determinable annual or periodical” payments and gross proceeds from the disposition of any property that can produce U.S.-source interest or dividends) and “foreign passthru payments” (described below) made to a foreign financial institution (such as ourselves and certain of our banking subsidiaries) that is not a “participating foreign financial institution” (“PFFI”). A PFFI is a foreign financial institution that has entered into an agreement with the U.S. Treasury Department pursuant to which it agrees to perform specified due diligence, reporting and withholding functions (a “PFFI agreement”). Specifically, under its PFFI agreement, a PFFI will be required to obtain and report to the U.S. Internal Revenue Service certain information with respect to financial accounts held by U.S. persons or U.S.-owned foreign entities and to withhold 30% from “foreign passthru payments” (which term is not yet defined under FATCA) that it makes on or after the later of January 1, 2017 and the date of publication of final U.S. Treasury regulations defining the term “foreign passthru payments,” to “recalcitrant” accountholders or to foreign financial institutions that are not PFFIs. The United States has announced an intention to enter into intergovernmental agreements with more than 50 countries in furtherance of the objectives of FATCA, which may modify the operation of FATCA with respect to financial institutions located in those countries. On June 11, 2013 the United States and Japan entered into an intergovernmental agreement to facilitate the implementation of FATCA pursuant to which Japanese financial institutions (such as us and certain of our banking subsidiaries) will be directed by the Japanese authorities to register with the IRS and fulfill obligations consistent with those required under a PFFI agreement. The intergovernmental agreement does not clarify how the United States and Japan will address “foreign passthru payments” or if withholding by Japanese financial institutions on such payments will be required. Given the uncertainties regarding whether and to what extent an intergovernmental agreement would modify FATCA as it applies to us and our subsidiaries, the impact of FATCA on us and our subsidiaries is not clear. Our compliance with rules that might be imposed by an intergovernmental agreement, or our becoming a PFFI and complying with a PFFI agreement, may require the establishment of complex internal compliance systems at significant cost. On the other hand, failure to do so could result in the imposition of additional withholding tax on certain payments made to us or our banking subsidiaries.

Other Regulations in the United States

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

Regulations in Other Jurisdictions

Elsewhere in the world, our operations are subject to regulation and control by local central banks and monetary authorities.

Disclosure Pursuant to Section 13(r) of the Securities Exchange Act of 1934

Section 13(r) of the Securities Exchange Act of 1934, as amended, requires an issuer to disclose whether it or any of its affiliates knowingly engaged in certain activities or transactions relating to Iran or with individuals or entities designated by the U.S. government under specified Executive Orders, even if those activities are not prohibited by U.S. law and are conducted outside the United States by non-U.S. affiliates. During the twelve months ended March 31, 2013, one affiliate of SMFG, SMBC, engaged in activities subject to disclosure under section 13(r). SMBC conducted these activities consistent with its internal policies and procedures, the policies and procedures of SMFG, and applicable laws and regulations.

SMBC issued letters of credit and provided remittance and other settlement services in connection with customers’ trade transactions between Japan and Iran. These transactions principally involved the importation of oil into Japan or exportation of civilian commercial products from Japan and were conducted with Iranian banks. Also, with the authorization of the Ministry of Finance of Japan, SMBC negotiated export bills under the remaining balance of a letter of credit that Bank Tejarat had previously issued before it was designated under Executive Order 13382. These transactions did not involve the settlement of U.S. dollar-denominated payments cleared through U.S. banks. SMBC has informed SMFG that it intends to continue to engage in these types of transactions on a limited basis to the extent permitted under applicable regulations. For the twelve months ended March 31, 2013, the gross revenue related to these transactions was ¥3.1 million, representing about 0.0001% of SMFG’s total interest and fee income. SMFG does not allocate direct costs to interest and fee income and therefore does not calculate net profits with respect to these transactions.

In the past, SMBC has issued performance bonds that supported various projects, including the construction of petroleum plants in Iran. Some of these performance bonds may have had counterparties that were entities or instrumentalities of the Government of Iran, or were issued through Iranian banks that have since been designated under Executive Order 13382 or 13224. All of these performance bonds have matured, and SMBC has not renewed and will not renew them, but SMBC may continue to have obligations under the matured performance bonds until they are returned or cancelled by the beneficiaries. With the authorization of the Ministry of Finance of Japan, SMBC has paid fees to these Iranian banks for insuring the previously-issued performance bonds. SMBC has also received fees from its customers on whose behalf it issued the performance bonds. For the twelve months ended March 31, 2013, the gross revenue relating to these transactions was ¥15.9 million, representing less than 0.0006% of SMFG’s total interest and fee income. As noted above, SMFG does not allocate direct costs to interest and fee income and therefore does not calculate net profits with respect to these transactions. SMBC has informed SMFG that it intends to continue to accept fee income from its customers for whose account the performance bonds were issued and to pay the relevant fees to the Iranian banks, to the extent authorized by the Ministry of Finance of Japan or otherwise permitted under applicable regulations, until the bonds are returned or cancelled. However, SMBC strongly urges the relevant customers to ask the beneficiaries to agree to return or cancel these performance bonds.

SMBC has frozen all accounts of Iranian banks designated under Executive Order 13382 or 13224 pursuant to Japanese foreign exchange laws, and has frozen U.S. dollar accounts of other Iranian banks. During the twelve months ended March 31, 2013, SMBC withdrew a fee of ¥2 thousand for issuance of bank certification of deposit from one of these frozen accounts with the authorization of the Ministry of Finance of Japan. SMBC still maintains two Japanese yen accounts of government-owned Iranian banks, including an account for the Central Bank of Iran, and certain transactions described above were conducted through the use of such accounts. These transactions were conducted in accordance with Japanese law, and we do not believe that the transactions were sanctionable under U.S. sanctions, due to the exception for Japanese financial institutions under the 2012 NDAA that was in effect at the time the transactions occurred. For a description of the exception under the 2012 NDAA described in this paragraph, see “Item 4.B. Business Overview—Regulations in United States—Laws Prohibiting Money Laundering and Terrorist Financing.” The aggregate balance of these correspondent accounts with Iranian banks is ¥820 million, and the gross revenue attributable to these accounts for the twelve months ended March 31, 2013, was ¥4.0 million, representing less than 0.0002% of SMFG’s total interest and fee income. SMFG does not allocate direct costs to interest and fee income and therefore does not calculate net profits with respect to these transactions. SMBC has informed SMFG that it intends to continue to maintain the Iranian accounts described above to the extent permitted under applicable laws and regulations.

Between 2001 and 2006, prior to changes in applicable laws and regulations, SMBC made loans to Japanese-owned entities involved in financing the development of petroleum-related projects in Iran that may have been commissioned by the Government of Iran. No additional loans have been extended since then, and none will be. The loans have matured, but one such borrower still owes SMBC an overdue balance of $2.9 million, representing less than 0.0004% of the total value of SMFG’s total outstanding loans. For twelve months ended March 31, 2013, the gross revenue with respect to these loans was less than ¥1.4 million, representing less than 0.0001% of SMFG’s total interest and fee income. SMFG does not allocate direct costs to interest and fee income and therefore does not calculate net profits with respect to these transactions. SMBC has informed SMFG that it intends to continue to accept repayment from the borrower, to the extent permitted under applicable laws and regulations.

As of the date of this annual report, to our knowledge, there are no other activities for the twelve months ended March 31, 2013 that require disclosure under Section 13(r) of the Securities Exchange Act of 1934.

4.C.    ORGANIZATIONAL STRUCTURE

The following chart presents our corporate structure summary at March 31, 2013.

(1)	These companies are our associates.

As the ultimate holding company of the Group, we are responsible for:

•	group strategy and management;

•	group resource allocation;

•	group financial accounting;

•	investor relations;

•	capital strategy;

•	group IT strategy;

•	HR management for group executives;

•	group risk management and compliance;

•	compensation schemes; and

•	efficiently harmonizing our operations on a Group-wide basis.

Principal Subsidiaries

Our principal subsidiaries at March 31, 2013 are shown in the list below. We consolidate all entities over which we control, or have the power to govern the financial and operating policies so as to obtain benefits from their activities.

Principal domestic subsidiaries

Company Name	Proportion of Ownership Interest(4)		Proportion of Voting Rights(4)		Main Business
	(%)		(%)
Sumitomo Mitsui Banking Corporation	100.0		100.0		Commercial banking
THE MINATO BANK, LTD.	6.0		46.4	(1)(3)	Commercial banking
Kansai Urban Banking Corporation	59.8		60.1		Commercial banking
The Japan Net Bank, Limited	41.1	(2)	61.4		Internet banking
SMBC Guarantee Co., Ltd.	100.0		100.0		Credit guarantee
Sumitomo Mitsui Finance and Leasing Company, Limited	60.0		60.0		Leasing
SMBC Nikko Securities Inc.	100.0		100.0		Securities
SMBC Friend Securities Co., Ltd.	100.0		100.0		Securities
Sumitomo Mitsui Card Company, Limited	65.9		65.9		Credit card
Cedyna Financial Corporation	100.0		100.0		Credit card and consumer credit
SMBC Consumer Finance Co., Ltd.	100.0		100.0		Consumer lending
SAKURA CARD CO., LTD.	95.7		95.7		Credit card
SMM Auto Finance, Inc.	56.0		56.0		Automobile sales financing
SMBC Finance Service Co., Ltd.	100.0		100.0		Collecting agent and factoring
The Japan Research Institute, Limited	100.0		100.0		System development, data processing, management consulting and economic research
SAKURA KCS Corporation	50.2		50.2		System engineering and data processing
Financial Link Co., Ltd.	100.0		100.0		Data processing service and consulting
SMBC Venture Capital Co., Ltd.	40.0		40.0	(3)	Venture capital
SMBC Consulting Co., Ltd.	100.0		100.0		Management consulting and information services
Japan Pension Navigator Co., Ltd.	69.7		69.7		Operational management of defined contribution pension plans

(1)	We have a 6.0% direct holding in THE MINATO BANK, LTD., and can control further 40.4% of the voting rights held by the Bank’s retirement benefit trust under contractual agreements between the Bank and the retirement benefit trust.
(2)	Our ownership interest in The Japan Net Bank, Limited is 41.1%, which is different from its proportion of voting rights, because The Japan Net Bank, Limited issued non-voting shares.
(3)	These companies are accounted for as subsidiaries, despite our holdings of less than 50% of the voting rights, because we are able to govern the financial and operating policies of these companies under a statute or an agreement, or by delegating the majority of the members of the board of directors.
(4)	Percentages of proportion of ownership interest and proportion of voting rights have been truncated.

Principal foreign subsidiaries

Company Name	Country of Incorporation	Proportion of Ownership Interest(1)	Proportion of Voting Rights(1)	Main Business
		(%)	(%)
Sumitomo Mitsui Banking Corporation Europe Limited	U.K.	100.0	100.0	Commercial banking
Sumitomo Mitsui Banking Corporation (China) Limited	China	100.0	100.0	Commercial banking
Manufacturers Bank	U.S.A.	100.0	100.0	Commercial banking
Sumitomo Mitsui Banking Corporation of Canada	Canada	100.0	100.0	Commercial banking
Banco Sumitomo Mitsui Brasileiro S.A.	Brazil	100.0	100.0	Commercial banking
ZAO Sumitomo Mitsui Rus Bank	Russia	100.0	100.0	Commercial banking
PT Bank Sumitomo Mitsui Indonesia	Indonesia	98.4	98.4	Commercial banking
Sumitomo Mitsui Banking Corporation Malaysia Berhad	Malaysia	100.0	100.0	Commercial banking
SMBC Leasing and Finance, Inc.	U.S.A	100.0	100.0	Leasing
SMBC Aviation Capital Limited	Ireland	90.0	90.0	Leasing
SMBC Nikko Securities America, Inc.	U.S.A.	100.0	100.0	Securities
SMBC Nikko Capital Markets Limited	U.K.	100.0	100.0	Securities
SMBC Capital Markets, Inc.	U.S.A.	100.0	100.0	Derivatives

(1)	Percentages of proportion of ownership interest and proportion of voting rights have been truncated.

4.D.    PROPERTY, PLANT AND EQUIPMENT

The assets for rent we own for the purpose of operating lease mainly consists of the aircraft for leasing business, with which we commenced operation from June 1, 2012. We own or lease the land and buildings in which we conduct our business. Most of the property that we operate in Japan is owned by us to be used by our branches. In contrast, our international operations are conducted out of leased premises. Our head office building in Marunouchi is leased from a third party. Our largest property is the site of the Bank’s former Otemachi head office, with a net carrying value of ¥122 billion at March 31, 2013. The redevelopment of such property started in April 2011 and is expected to be completed in February 2015.

The following table shows the net carrying amount of our tangible fixed assets at March 31, 2013.

At March 31, 2013
(In millions)
Assets for rent	¥865,825
Land	477,927
Buildings	287,448
Leased assets	9,065
Others	117,729

Total	¥1,757,994

For more information, see Note 12 “Property, Plant and Equipment” and Note 38 “Assets Pledged and Received as Collateral” to our consolidated financial statements included elsewhere in this annual report.

The total area of land related to our material office and other properties at March 31, 2013 was approximately 746,000 square meters for owned land and approximately 17,000 square meters for leased land.

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

OVERVIEW

Operating Environment

Our results of operations and financial condition are significantly affected by developments in Japan as well as the global economy.

For the fiscal year ended March 31, 2013, Japanese gross domestic product (“GDP”) increased by 1.2%, compared with an increase of 0.2% in the previous fiscal year, based on data published in June 2013 by the Cabinet Office of the Government of Japan.

For the first half of the fiscal year ended March 31, 2013, the Japanese economy was supported by domestic demand from post-earthquake reconstruction. However, the prolonged slowdown in the global economy contributed to the contraction of the Japanese economy during that period. As a result, Japanese GDP declined, on a quarter-on-quarter basis, by 0.2% for the period from April to June 2012 and 0.9% for the period from July to September 2012. The Japanese economy gradually improved in the second half of the fiscal year. Quarter-on-quarter growth rates of Japanese GDP were 0.3% for the period from October to December 2012 and 1.0% for the period from January to March 2013. GDP growth in the second half was supported by an increase in private consumption, although capital investment by business remained sluggish. Exports grew toward the end of the fiscal year, reflecting gradual recovery in the global economy and depreciation of the yen.

Private consumption, which accounts for about 60% of Japanese GDP, increased by 1.6% for the fiscal year ended March 31, 2013. Private consumption for the period from April to June 2012 increased by 0.2% on a quarter-on-quarter basis. Sales of automobiles were steady owing to policy effects such as the government subsidies for purchases of environmentally friendly vehicles, and underpinned private consumption. For the period from July to September 2012, consumption of durable goods and of services was sluggish and, as a result, private consumption decreased by 0.4% on a quarter-on-quarter basis. For the period from October to December 2012, consumption of services recovered and private consumption increased by 0.4% on a quarter-on-quarter basis. Thereafter, private consumption remained resilient, supported by the improvement of consumer confidence, and increased by 0.9% on a quarter-on-quarter basis for the period from January to March 2013.

Private investment consists of capital investments by business and private residential investments and accounts for about 15% of Japanese GDP. Capital investments by business decreased by 1.4% for the fiscal year ended March 31, 2013. For the period from April to June 2012 and from July to September 2012, capital investments by business decreased on a quarter-on-quarter basis by 0.2% and 3.3%, respectively, reflecting the prolonged weakening of the global economy. For the period from October to December 2012 and from January to March 2013, capital investments by business continued to decrease on a quarter-on-quarter basis by 1.5% and 0.3%, respectively, although resilience was observed in non-manufacturing investments. On the other hand, private residential investments increased by 5.3% for the fiscal year ended March 31, 2013. For the period from April to June 2012, private residential investments increased by 2.3% on a quarter-on-quarter basis, partly supported by the demand for reconstruction of disaster-stricken homes, but growth slowed to 1.5% on a quarter-on-quarter basis for the period from July to September 2012. Then, for the period from October to December 2012 and from January to March 2013, private residential investments increased on a quarter-on-quarter basis by 3.5% and 1.9%, respectively.

The ratio of exports of goods and services to Japanese GDP has ranged between 11% and 17% over the last ten years. For the fiscal year ended March 31, 2013, exports of goods and services decreased by 1.3%. For the period from April to June 2012, exports of goods and services decreased marginally, by 0.0% when rounded on a quarter-on-quarter basis, which is equivalent to an annual rate of 0.2%. In the period, exports to Europe decreased, reflecting recessionary conditions in some European countries. Thereafter, exports continued to slow down due to the weakening global economy and protracted strength of the yen. Exports of goods and services for the period from July to September 2012 decreased by 4.4% on a quarter-on-quarter basis. For the period from October to December 2012, exports of goods and services decreased by 2.9% on a quarter-on-quarter basis, due to the decline in exports to China and sluggish exports to Europe. However, exports showed some signs of picking up toward the end of the fiscal year, reflecting the recovery in the global economy and the depreciation of the yen. For the period from January to March 2013, exports of goods and services increased by 3.8% on a quarter-on-quarter basis.

The ratio of imports of goods and services to Japanese GDP has ranged between 11% and 14% over the last ten years. For the fiscal year ended March 31, 2013, imports of goods and services increased by 3.8%. Imports of goods and services for the period from April to June 2012 increased by 1.8% on a quarter-on-quarter basis. Imports of raw materials including mineral fuels used for thermal power generation increased in the period. Then, for the periods from July to September 2012 and from October to December, 2012, imports of goods and services decreased on a quarter-on-quarter basis by 0.3% and 2.2%, respectively. For the period from January to March 2013, imports of goods and services increased again by 1.0% on a quarter-on-quarter basis, reflecting the continued high levels of imports of raw materials including liquefied natural gas and petroleum used for thermal power generation.

Industrial production in Japan decreased markedly during the fiscal year ended March 31, 2013 due to a slowdown in the global economy in the first half of the fiscal year. However, toward the end of the fiscal year industrial production showed some signs of picking up reflecting recovery in the global economy and the depreciation of the yen.

The employment and income situation in Japan generally improved, although it still remained weak. On a quarter-on-quarter basis, compensation of employees decreased by 0.2% for the period from April to June 2012 and increased by 0.6% for the period from July to September 2012. These changes were followed by a decrease of 0.4% for the period from October to December 2012 and an increase of 0.6% for the period from January to March 2013. In addition, the active job openings-to-applicants ratio continued to improve and the unemployment rate was on a downward trend although there were monthly fluctuations.

Further, according to Teikoku Databank, a Japanese research institution, there were approximately 10,700 corporate bankruptcies in Japan for the fiscal year ended March 31, 2013, a decrease of 6.3% from the previous fiscal year, involving approximately ¥2.9 trillion in total liabilities, a decrease of 25.2% from the previous fiscal year.

In Japanese financial and capital markets, short-term interest rates were stable at relatively low levels during the fiscal year ended March 31, 2013, due to the BOJ’s ongoing provision of ample funds. In the first half of the fiscal year, long-term interest rates hovered at relatively low levels. In the second half of the fiscal year, long-term interest rates further decreased and were around 0.6% (at the 0.55%-or-more level) at March 31, 2013.

The Nikkei Stock Average, which is a price-weighted average of 225 stocks listed on the Tokyo Stock Exchange First Section, dropped from ¥10,083.56 at March 31, 2012 to as low as the ¥8,200 level in June 2012 and recovered slightly to ¥8,870.16 by the end of the interim period at September 30, 2012. Subsequently, the Nikkei Stock Average rose to ¥12,397.91 at March 31, 2013. The Nikkei Stock Average increased to ¥13,677.32 at June 30, 2013.

The yen appreciated against the U.S. dollar from the ¥82 level and against the euro from the ¥110 level at March 31, 2012 to the ¥77 level in September 2012 and to the ¥94 level in July 2012, respectively. Thereafter, monetary easing was carried out in Japan and anticipation of a recovery in the global economy increased, and the yen depreciated against the U.S. dollar and against the euro. The exchange rates for the yen to the U.S. dollar and to the euro at March 31, 2013 were at the ¥94 level and the ¥120 level, respectively, and those at June 30, 2013 were at the ¥98 level and the ¥128 level, respectively.

The global economy, as a whole, slowed down for the first half of the fiscal year ended March 31, 2013, due to the impact of the recessionary conditions of some European countries. However, as there were some signs of an economic recovery in some areas, including in the U.S. and China, the global economy gradually headed toward recovery in the second half of the fiscal year. For further information on exposures to certain European countries, see “Item 5.A. Operating Results—Financial Condition—Exposures to Selected European Countries.”

The U.S. economy showed some signs of recovery but its growth was slow for the first half of the fiscal year ended March 31, 2013, reflecting sluggish growth in employment and income, and stalling momentum in capital investments. In the second half of the fiscal year, the U.S. economy continued a gradual recovery as private consumption and residential investment remained firm. The European economy suffered from recessionary conditions for the first half of the fiscal year, against the background of worsening consumer and business confidence and the pressures relating to policies of fiscal restraint. In the second half of the fiscal year, the European economy, which was suffering from a prolonged sovereign debt crisis and the worsening employment situation, continued to slow down. In the Chinese economy, the growth of fixed asset investment slowed down for the first half of the fiscal year, reflecting control measures put in place over the real estate market. Exports from China to European countries, which represent a large share of China’s exports, were also down. In the second half of the fiscal year, the Chinese economy showed some signs of picking up, partly due to the recovery of exports and the increased investment in infrastructure. In other Asian countries, the overall pace of economic growth or recovery was slow for the fiscal year.

In addition to economic factors and conditions, we expect that our results of operations and financial condition will be significantly affected by regulatory trends.

To address perceived weaknesses in financial regulation revealed by the global financial crisis, regulatory authorities in Japan and foreign countries have been and may continue taking significant steps to enhance regulation of the financial sector. The BCBS and other international bodies are leading efforts to formulate enhanced regulations, including in the areas of capital adequacy and liquidity. The BCBS published the Basel III rules text in December 2010, reflecting agreement on global regulatory standards on capital adequacy and liquidity of internationally active banks. The new rules started to be phased in on January 1, 2013 and will be fully applied from January 2019. To reflect the principal risk-weighted capital measures of the Basel III rules text, the FSA has promulgated new capital adequacy requirements which started to be phased in on March 31, 2013 and will be fully applied from March 31, 2019. For a more detailed description of the capital adequacy rules based on Basel III, see “Item 4.B. Business Overview—Regulations in Japan.”

Japanese banks are facing increased scrutiny over their credit policies relating to SMEs and residential mortgage loans. The Act Concerning Temporary Measures to Facilitate Financing for SMEs, etc., which took effect on December 4, 2009, required financial institutions to, among other things, make an effort to reduce their customers’ burden of loan repayments through methods such as term modification at the request of eligible borrowers, including SMEs and individual housing loan borrowers. These measures were originally scheduled to remain effective until March 2011, and the effective period was extended until 2013, but these measures were terminated upon the expiration of the term on March 31, 2013. For a more detailed description of the Act Concerning Temporary Measures to Facilitate Financing for SMEs, etc., see “Item 4.B. Business Overview—Regulations in Japan.”

In the United States, the Dodd-Frank Act which was enacted in July 2010, provides a broad framework for significant regulatory changes across most areas of U.S. financial regulation. The Dodd-Frank Act addresses, among other issues, systemic risk oversight, bank capital standards, the resolution of failing systemically significant U.S. financial institutions, OTC derivatives, the ability of banking entities to engage in proprietary trading activities and invest in hedge funds and private equity funds, consumer and investor protection, hedge fund registration, and securitization. For a more detailed description of the Dodd-Frank Act, see “Item 4.B. Business Overview—Regulations in United States.”

For a more detailed description of regulations to which we are subject, risks associated with regulatory development and our management policy under this environment, see “Item 3.D. Risk Factors—Risks Related to Our Business, and Risks Related to Our Industry,” “Item 4.B. Business Overview—Regulations in Japan,” “Item 4.B. Business Overview—Regulations in United States,” “Item 4.B. Business Overview—Regulations in Other Jurisdictions,” and “Item 4.B. Business Overview—Description of Operations and Principal Activities—Management Policies.”

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

The Bank, like other banks in Japan, makes most domestic loans based on a short-term interest rate, the TIBOR, or a short-term prime rate, which are generally intended to reflect its cost of short-term yen funding. The Bank’s short-term prime rate is affected mainly by changes in the policy interest rates set by the BOJ, which is an uncollateralized overnight call rate.

Prime rates in Japan have been relatively stable since 2000. This is mainly because short-term interest rates, for example, the three-month TIBOR, have declined to nearly zero, and prime rates, which are adjusted according to changes in short-term interest rates, had little room for further decline. The BOJ lowered its target for the uncollateralized overnight call rate from 0.5% to 0.3% on October 31, 2008 and by an additional 0.2 percentage point to 0.1% on December 19, 2008 in order to address market conditions. Following these policy interest rate changes, we lowered our short-term prime rate by 0.2 percentage point from 1.675% to 1.475% on January 13, 2009 and our ordinary deposit rate by 0.02 percentage point from 0.04% to 0.02% on September 13, 2010. On October 5, 2010, the BOJ lowered its target for the uncollateralized overnight call rate to a range of 0% to 0.1% to pursue a virtual zero interest rate policy. On February 14, 2012, the BOJ clarified its monetary policy stance to enhance monetary easing, with the aim of achieving the goal of 1% year-on-year rate of increase in the consumer price index (“CPI”). Moreover, on January 22, 2013, the BOJ decided to set the price stability target at 2% in terms of the year-on-year rate of increase in the CPI and pursue aggressive monetary easing. In order to achieve the price stability target at the earliest possible time, the BOJ announced on April 4, 2013 the introduction of “quantitative and qualitative monetary easing” including doubling the monetary base and the amounts outstanding of Japanese government bonds as well as exchange-traded funds in two years. The following table sets forth the Bank’s short-term prime rate, three-month TIBOR, ordinary deposit rate, long-term prime rate and ten-year swap rate, at the dates indicated:

	At March 31,
	2013	2012	2011
Short-term prime rate	1.475%	1.475%	1.475%
Three-month TIBOR	0.250	0.336	0.340
Ordinary deposit rate	0.020	0.020	0.020
Long-term prime rate	1.150	1.350	1.600
Ten-year swap rate	0.686	1.035	1.299

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

The principal factors affecting fees and commissions are the demand for the services provided, the fees charged for those services and fees charged by competitors for similar services. The volume of services provided also affects profitability, as our fee businesses have significant economies of scale. In order to diversify sources of revenue and enhance return on assets, we are expanding our fees and commissions businesses, including sales of investment trusts and life insurance products, and investment banking businesses.

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

We have substantial investments in debt securities as available-for-sale financial assets. In particular, Japanese government bonds represent a significant part of our bond portfolio. We also own debt securities denominated in foreign currencies, principally the U.S. dollars. We also have investments in equity securities as available-for-sale financial assets, which include our strategic investments in stocks issued by our customers. Net investment income includes the gains and losses arising from the sales or redemptions of available-for-sale financial assets and the dividend income earned from available-for-sale equity instruments. Increases in interest rates or declines in equity prices could substantially decrease the fair value of our available-for-sale financial assets.

Other Income. Other income consists primarily of income from operating leases conducted by SMFL and income related to IT solution services.

Expenses

Impairment Charges on Financial Assets. Our impairment charges are recorded mainly due to impairment on loans and advances and on investment securities.

Impairment charges on loans and advances are affected by the economic environment and financial conditions of borrowers. During periods of economic slowdown, corporate and individual borrowers are generally more likely to suffer credit rating downgrades, or become delinquent or default on their borrowings. The slowdown in the domestic or global economy may increase credit costs relating to a wide range of industries.

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

Most of our domestic equity instruments consist of publicly traded Japanese stocks. The Nikkei Stock Average increased by 3.4% from ¥9,755.10 at March 31, 2011, to ¥10,083.56 at March 31, 2012, and increased by 23.0 % to ¥12,397.91 at March 31, 2013. At March 31, 2013, we had net unrealized gains on domestic equity securities of ¥1,558,229 million, an increase of ¥641,772 million from ¥916,457 million at March 31, 2012. For more information, see “Item 5.A. Operating Results—Financial Condition—Investment Securities.”

Strengthening of Equity Capital

In response to the imposition of more stringent regulatory capital requirements, we have been taking a proactive approach to managing our risk-weighted capital ratio by focusing on increasing qualifying capital, including by building up our retained earnings, identifying risks, and controlling risk-weighted assets.

Foreign Currency Fluctuations

The average exchange rate used to convert dollars to yen in the consolidated financial statements included elsewhere in this annual report for the fiscal year ended March 31, 2013 was ¥82.92 per $1.00, compared to the previous fiscal year’s average exchange rate of ¥79.08 per $1.00. The percentage of revenue we earned from our foreign operations for the fiscal years ended March 31, 2013 and 2012 was 18% and 12%, respectively. For more information, see “Item 4.B. Business Overview—Revenues by Region.”

Critical Accounting Estimates and Judgments

Our financial position and results of operations are influenced by estimates and judgments that management employs in the course of preparation of our consolidated financial statements. We identified the following areas of significant accounting policies to be particularly sensitive in terms of estimates and judgments made by management. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable.

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

Management estimates and judgments may change from time to time as the economic environment changes or new information becomes available. Changes in these estimates and judgments will result in a different allowance for loan losses and may have a direct impact on impairment charges. The impairment charges for loan losses totaled ¥138,375 million, ¥144,022 million and ¥259,292 million for the fiscal years ended March 31, 2013, 2012 and 2011, respectively.

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

The financial assets measured at fair value categorized in Level 3 were ¥942,352 million and ¥1,000,426 million at March 31, 2013 and 2012, respectively. The financial liabilities measured at fair value categorized in Level 3 were ¥14,646 million and ¥17,470 million at March 31, 2013 and 2012, respectively.

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

Management estimates and judgments may change from time to time upon future events that may or may not occur and changes in these estimates and judgments could adversely affect the carrying amounts of available-for-sale financial assets. Impairment charges on available-for-sale financial assets reclassified from equity to profit or loss totaled ¥128,868 million, ¥140,288 million and ¥174,636 million for the fiscal years ended March 31, 2013, 2012 and 2011, respectively.

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

These management judgments are made based on the facts and circumstances at the time of the impairment test, and may vary depending on the situation and time. Changes in management judgments may result in different impairment test results and different impairment losses recognized. For the fiscal years ended March 31, 2013, 2012 and 2011, impairment losses on goodwill were nil, ¥1,884 million and nil, respectively.

Provision for Interest Repayment

Provision for interest repayment represents management’s estimate of future claims for the refund of gray zone interest, taking into account historical experience such as the number of customer claims for a refund, the amount of repayments and the customers’ characteristics, and the length of the period the claims are expected to be received in the future.

Management estimates and judgments may change from time to time as the legal environment and market conditions change or new information becomes available. Changes in these estimates and judgments could affect the balance of provision for interest repayment. Provision for interest repayment is recorded in provisions as a liability, and it totaled ¥245,129 million and ¥400,233 million at March 31, 2013 and 2012, respectively. The decrease in provision for interest repayment was due mainly to the use of the provision recognized at SMBC Consumer Finance.

Retirement Benefits

We have defined benefit plans such as defined benefit pension plans and lump-sum severance indemnity plans. The present value of the defined benefit obligation is calculated based on actuarial valuations that are dependent upon a number of assumptions, including discount rates, mortality rates and future salary (benefit) increases. The discount rates are equivalent to market yields of AA credit-rated corporate bonds that have terms to maturity approximating those of the related obligations. Future mortality rates are based on the official mortality table generally used for actuarial assumptions in Japan. Other assumptions used for the calculation of the defined benefit obligation are based on historical records. The expected return on plan assets is developed separately for each plan, typically using a building block approach recognizing the plan’s specific asset allocation and the assumed return on assets for each asset category. Due to the long-term nature of these plans, such estimates are subject to significant uncertainty. While we believe that these assumptions are appropriate, any change in these assumptions will impact actuarial gains and losses, as well as the present value of the defined benefit obligations and the net retirement benefit expense for each period. Actuarial gains and losses in excess of the greater of 10% of the fair value of plan assets and 10% of the present value of the defined benefit obligation are recognized in profit or loss over the employees’ expected average remaining working lives. The amounts of cumulative unrecognized actuarial losses, net of gains, at March 31, 2013 and 2012 were ¥279,226 million and ¥307,776 million, respectively.

The difference between the fair value of the plan assets and the present value of the defined benefit obligation at the end of the reporting period, adjusted for any cumulative unrecognized actuarial gains and losses and past service costs for each plan, is recognized as liabilities and assets in the consolidated statement of financial position. When this calculation for each plan results in a benefit to us, the recognized asset is limited to the net total of any cumulative unrecognized actuarial losses and past service costs and the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan. An economic benefit is available to us, if it is realizable during the life of the plan or on settlement of the plan obligation. Our cumulative deficit at March 31, 2013 and 2012 was ¥122,690 million and ¥184,675 million, respectively, while the net total of assets and liabilities in the consolidated statement of financial position amounted to net assets of ¥156,825 million and ¥122,799 million at March 31, 2013 and 2012, respectively.

Deferred Tax Assets

We recognize deferred tax assets relating to tax losses carried forward and deductible temporary differences, only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the deductible temporary differences can be utilized. This assessment requires significant management judgments and assumptions. Future taxable profit is estimated based on, among other relevant factors, forecasted results of operations, which are based on historical financial performance and the business plans that management believes to be prudent and feasible. While we carefully assess the realization of tax losses carried forward and deductible temporary differences, the actual taxable profit in the future may be less than the forecast. The net deferred tax assets amounted to ¥274,427 million and ¥562,890 million at March 31, 2013 and 2012, respectively.

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

5.A.    OPERATING RESULTS

Under the economic and financial circumstances described in “Item 5. Operating and Financial Review and Prospects—Overview—Operating Environment,” we made a profit through our commercial banking and other financial services businesses. Our total operating income increased by ¥110,201 million from ¥2,834,503 million for the fiscal year ended March 31, 2012 to ¥2,944,704 million for the fiscal year ended March 31, 2013, primarily due to an increase in net fee and commission income and other income. Our net operating income increased by ¥127,268 million from ¥2,550,193 million for the fiscal year ended March 31, 2012 to ¥2,677,461 million for the fiscal year ended March 31, 2013. Our net profit increased by ¥232,758 million from ¥457,998 million for the fiscal year ended March 31, 2012 to ¥690,756 million for the fiscal year ended March 31, 2013, due to a decrease of income tax expense.

Our total assets increased by ¥6,133,300 million from ¥141,874,426 million at March 31, 2012 to ¥148,007,726 million at March 31, 2013, primarily due to an increase in cash and deposits with banks and loans and advances.

Our total liabilities increased by ¥5,006,041 million from ¥134,259,035 million at March 31, 2012 to ¥139,265,076 million at March 31, 2013, primarily due to an increase in deposits, which was partly offset by a decrease in borrowings.

Our total equity increased by ¥1,127,259 million from ¥7,615,391 million at March 31, 2012 to ¥8,742,650 million at March 31, 2013, due primarily to an increase in retained earnings and other reserves.

Operating Results

The following table presents information as to our income, expenses and net profit for the fiscal years ended March 31, 2013, 2012 and 2011.

	For the fiscal year ended March 31,
	2013	2012	2011
	(In millions, except per share data)
Interest income	¥1,725,723	¥1,710,331	¥1,720,181
Interest expense	339,520	313,631	311,056

Net interest income	1,386,203	1,396,700	1,409,125

Fee and commission income	948,685	869,407	806,704
Fee and commission expense	127,099	132,562	132,560

Net fee and commission income	821,586	736,845	674,144

Net trading income	179,750	182,296	324,479
Net income from financial assets at fair value through profit or loss	15,794	33,734	30,116
Net investment income	216,967	239,365	235,911
Other income	324,404	245,563	204,470

Total operating income	2,944,704	2,834,503	2,878,245

Impairment charges on financial assets	267,243	284,310	433,928

Net operating income	2,677,461	2,550,193	2,444,317

General and administrative expenses	1,443,196	1,366,705	1,293,546
Other expenses	288,307	239,292	212,292

Operating expenses	1,731,503	1,605,997	1,505,838

Share of post-tax profit (loss) of associates and joint ventures	19,593	(25,004)	(5,796)

Profit before tax	965,551	919,192	932,683

Income tax expense	274,795	461,194	361,165

Net profit	¥690,756	¥457,998	¥571,518

Profit attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥572,916	¥345,430	¥464,007
Non-controlling interests	117,840	112,568	107,511
Earnings per share:
Basic	¥423.15	¥248.98	¥328.32
Diluted	422.65	248.29	328.31

Fiscal Year Ended March 31, 2013 Compared to Fiscal Year Ended March 31, 2012

Total operating income increased by ¥110,201 million, or 4%, from ¥2,834,503 million for the fiscal year ended March 31, 2012 to ¥2,944,704 million for the fiscal year ended March 31, 2013, primarily due to an increase in fee and commission income of ¥79,278 million and other income of ¥78,841 million, which was partially offset by a decrease in net income from financial assets at fair value through profit or loss and net investment income. In addition, due to a decrease of impairment charges on financial assets, net operating income increased by ¥127,268 million from ¥2,550,193 million for the fiscal year ended March 31, 2012 to ¥2,677,461 million for the fiscal year ended March 31, 2013.

Net profit increased from ¥457,998 million for the fiscal year ended March 31, 2012 to ¥690,756 million for the fiscal year ended March 31, 2013, as a result of an increase in net operating income described above and a decrease in income tax expense, which was partially offset by an increase in general and administrative expenses. For a more detailed description of changes in Japanese corporation tax rates, see “—Income Tax Expense.”

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

Net profit decreased from ¥571,518 million for the fiscal year ended March 31, 2011 to ¥457,998 million for the fiscal year ended March 31, 2012 as a result of an increase in both general and administrative expenses and income tax expense resulting from a reduction of net deferred tax assets which resulted mainly from changes in Japanese corporation tax rates which has been applied from the fiscal year beginning April 1, 2012.

Net Interest Income

The following tables show the average balances of our statement of financial position items, related interest income and expense, and average rates for the fiscal years ended March 31, 2013, 2012 and 2011.

	For the fiscal year ended March 31,
	2013			2012			2011
	Average balance(3)	Interest income	Average rate	Average balance(3)	Interest income	Average rate	Average balance(3)	Interest income	Average rate
	(In millions, except percentages)
Interest-earning assets:
Interest-earning deposits with other banks:
Domestic offices	¥351,821	¥1,185	0.34%	¥292,043	¥1,602	0.55%	¥298,557	¥1,144	0.38%
Foreign offices	4,491,242	28,285	0.63%	3,626,677	26,557	0.73%	2,224,887	17,324	0.78%

Total	4,843,063	29,470	0.61%	3,918,720	28,159	0.72%	2,523,444	18,468	0.73%

Call loans and bills bought:
Domestic offices	318,512	1,519	0.48%	346,962	2,081	0.60%	361,438	2,252	0.62%
Foreign offices	1,080,527	11,347	1.05%	832,860	12,269	1.47%	802,633	7,022	0.87%

Total	1,399,039	12,866	0.92%	1,179,822	14,350	1.22%	1,164,071	9,274	0.80%

Reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	3,922,361	7,535	0.19%	4,123,424	9,072	0.22%	4,467,165	11,271	0.25%
Foreign offices	287,563	5,465	1.90%	200,641	6,047	3.01%	76,189	2,375	3.12%

Total	4,209,924	13,000	0.31%	4,324,065	15,119	0.35%	4,543,354	13,646	0.30%

Held-to-maturity investments(1):
Domestic offices	5,659,267	39,786	0.70%	4,818,061	37,895	0.79%	3,709,853	32,629	0.88%

Total	5,659,267	39,786	0.70%	4,818,061	37,895	0.79%	3,709,853	32,629	0.88%

Available-for-sale financial assets(1):
Domestic offices	23,444,037	65,814	0.28%	23,307,399	83,223	0.36%	19,297,268	103,026	0.53%
Foreign offices	1,687,202	21,572	1.28%	1,001,531	16,835	1.68%	1,229,769	19,076	1.55%

Total	25,131,239	87,386	0.35%	24,308,930	100,058	0.41%	20,527,037	122,102	0.59%

Loans and advances(2):
Domestic offices	60,183,531	1,200,792	2.00%	62,286,915	1,224,234	1.97%	63,761,723	1,282,041	2.01%
Foreign offices	15,301,802	342,423	2.24%	11,618,471	290,516	2.50%	9,702,902	242,021	2.49%

Total	75,485,333	1,543,215	2.04%	73,905,386	1,514,750	2.05%	73,464,625	1,524,062	2.07%

Total interest-earning assets:
Domestic offices	93,879,529	1,316,631	1.40%	95,174,804	1,358,107	1.43%	91,896,004	1,432,363	1.56%
Foreign offices	22,848,336	409,092	1.79%	17,280,180	352,224	2.04%	14,036,380	287,818	2.05%

Total	¥116,727,865	¥1,725,723	1.48%	¥112,454,984	¥1,710,331	1.52%	¥105,932,384	¥1,720,181	1.62%

	For the fiscal year ended March 31,
	2013			2012			2011
	Average balance(3)	Interest expense	Average rate	Average balance(3)	Interest expense	Average rate	Average balance(3)	Interest expense	Average rate
	(In millions, except percentages)
Interest-bearing liabilities:
Deposits:
Domestic offices	¥70,452,092	¥51,975	0.07%	¥69,331,354	¥61,690	0.09%	¥67,912,936	¥78,529	0.12%
Foreign offices	12,801,814	71,403	0.56%	9,819,810	67,773	0.69%	8,351,047	55,955	0.67%

Total	83,253,906	123,378	0.15%	79,151,164	129,463	0.16%	76,263,983	134,484	0.18%

Call money and bills sold:
Domestic offices	1,233,733	1,039	0.08%	1,434,363	1,564	0.11%	1,613,628	2,166	0.13%
Foreign offices	642,899	3,098	0.48%	379,093	1,999	0.53%	334,514	1,672	0.50%

Total	1,876,632	4,137	0.22%	1,813,456	3,563	0.20%	1,948,142	3,838	0.20%

Repurchase agreements and cash collateral on securities lent:
Domestic offices	4,970,577	7,781	0.16%	4,908,276	7,901	0.16%	5,074,570	9,421	0.19%
Foreign offices	1,079,763	4,228	0.39%	649,143	2,665	0.41%	602,510	2,183	0.36%

Total	6,050,340	12,009	0.20%	5,557,419	10,566	0.19%	5,677,080	11,604	0.20%

Borrowings:
Domestic offices	6,999,912	63,926	0.91%	10,904,124	66,414	0.61%	8,600,247	70,713	0.82%
Foreign offices	808,775	21,293	2.63%	347,165	17,076	4.92%	451,803	14,762	3.27%

Total	7,808,687	85,219	1.09%	11,251,289	83,490	0.74%	9,052,050	85,475	0.94%

Debt securities in issue:
Domestic offices	5,853,377	105,929	1.81%	5,336,930	77,083	1.44%	4,873,726	65,834	1.35%
Foreign offices	1,885,190	8,133	0.43%	820,798	8,712	1.06%	595,205	9,110	1.53%

Total	7,738,567	114,062	1.47%	6,157,728	85,795	1.39%	5,468,931	74,944	1.37%

Other interest-bearing liabilities:
Domestic offices	81,915	683	0.83%	73,821	672	0.91%	72,261	635	0.88%
Foreign offices	7,732	32	0.41%	3,508	82	2.34%	4,147	76	1.83%

Total	89,647	715	0.80%	77,329	754	0.98%	76,408	711	0.93%

Total interest-bearing liabilities:
Domestic offices	89,591,606	231,333	0.26%	91,988,868	215,324	0.23%	88,147,368	227,298	0.26%
Foreign offices	17,226,173	108,187	0.63%	12,019,517	98,307	0.82%	10,339,226	83,758	0.81%

Total	¥106,817,779	¥339,520	0.32%	¥104,008,385	¥313,631	0.30%	¥98,486,594	¥311,056	0.32%

Net interest income and interest rate spread		¥1,386,203	1.16%		¥1,396,700	1.22%		¥1,409,125	1.30%

(1)	Taxable investment securities and non-taxable investment securities are not disclosed separately because the aggregate effect of these average balances and interest income would not be material. In addition, the yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect of such calculation would not be material.
(2)	Loans and advances include impaired loans and advances. The amortized portion of net loan origination fees (costs) is included in interest income on loans and advances.
(3)	Average balances are generally based on a daily average. Weekly, month-end or quarter-end averages are used for certain average balances where it is not practical to obtain applicable daily averages. The allocations of amounts between domestic and foreign are based on the location of the office.

The following tables show changes in our net interest income based on changes in volume and changes in rate for the fiscal year ended March 31, 2013 compared to the fiscal year ended March 31, 2012, and those for the fiscal year ended March 31, 2012 compared to the fiscal year ended March 31, 2011.

	Fiscal year ended March 31, 2013 compared to fiscal year ended March 31, 2012 Increase / (decrease)			Fiscal year ended March 31, 2012 compared to fiscal year ended March 31, 2011 Increase / (decrease)
	Volume	Rate	Net change	Volume	Rate	Net change
	(In millions)
Interest income:
Interest-earning deposits with other banks:
Domestic offices	¥285	¥(702)	¥(417)	¥(25)	¥483	¥458
Foreign offices	5,762	(4,034)	1,728	10,298	(1,065)	9,233

Total	6,047	(4,736)	1,311	10,273	(582)	9,691

Call loans and bills bought:
Domestic offices	(161)	(401)	(562)	(88)	(83)	(171)
Foreign offices	3,110	(4,032)	(922)	272	4,975	5,247

Total	2,949	(4,433)	(1,484)	184	4,892	5,076

Reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	(426)	(1,111)	(1,537)	(819)	(1,380)	(2,199)
Foreign offices	2,095	(2,677)	(582)	3,749	(77)	3,672

Total	1,669	(3,788)	(2,119)	2,930	(1,457)	1,473

Held-to-maturity investments:
Domestic offices	6,187	(4,296)	1,891	9,009	(3,743)	5,266

Total	6,187	(4,296)	1,891	9,009	(3,743)	5,266

Available-for-sale financial assets:
Domestic offices	489	(17,898)	(17,409)	18,573	(38,376)	(19,803)
Foreign offices	9,484	(4,747)	4,737	(3,742)	1,501	(2,241)

Total	9,973	(22,645)	(12,672)	14,831	(36,875)	(22,044)

Loans and advances:
Domestic offices	(41,872)	18,430	(23,442)	(29,327)	(28,480)	(57,807)
Foreign offices	84,872	(32,965)	51,907	47,885	610	48,495

Total	43,000	(14,535)	28,465	18,558	(27,870)	(9,312)

Total interest income:
Domestic offices	(35,498)	(5,978)	(41,476)	(2,677)	(71,579)	(74,256)
Foreign offices	105,323	(48,455)	56,868	58,462	5,944	64,406

Total	¥69,825	¥(54,433)	¥15,392	¥55,785	¥(65,635)	¥(9,850)

	Fiscal year ended March 31, 2013 compared to fiscal year ended March 31, 2012 Increase / (decrease)			Fiscal year ended March 31, 2012 compared to fiscal year ended March 31, 2011 Increase / (decrease)
	Volume	Rate	Net change	Volume	Rate	Net change
	(In millions)
Interest expense:
Deposits:
Domestic offices	¥993	¥(10,708)	¥(9,715)	¥1,669	¥(18,508)	¥(16,839)
Foreign offices	18,183	(14,553)	3,630	10,092	1,726	11,818

Total	19,176	(25,261)	(6,085)	11,761	(16,782)	(5,021)

Call money and bills sold:
Domestic offices	(200)	(325)	(525)	(218)	(384)	(602)
Foreign offices	1,282	(183)	1,099	232	95	327

Total	1,082	(508)	574	14	(289)	(275)

Repurchase agreements and cash collateral on securities lent:
Domestic offices	100	(220)	(120)	(307)	(1,213)	(1,520)
Foreign offices	1,685	(122)	1,563	176	306	482

Total	1,785	(342)	1,443	(131)	(907)	(1,038)

Borrowings:
Domestic offices	(28,750)	26,262	(2,488)	16,418	(20,717)	(4,299)
Foreign offices	14,881	(10,664)	4,217	(3,965)	6,279	2,314

Total	(13,869)	15,598	1,729	12,453	(14,438)	(1,985)

Debt securities in issue:
Domestic offices	7,960	20,886	28,846	6,498	4,751	11,249
Foreign offices	6,684	(7,263)	(579)	2,866	(3,264)	(398)

Total	14,644	13,623	28,267	9,364	1,487	10,851

Other interest-bearing liabilities:
Domestic offices	70	(59)	11	14	23	37
Foreign offices	50	(100)	(50)	(13)	19	6

Total	120	(159)	(39)	1	42	43

Total interest expense:
Domestic offices	(19,827)	35,836	16,009	24,074	(36,048)	(11,974)
Foreign offices	42,765	(32,885)	9,880	9,388	5,161	14,549

Total	¥22,938	¥2,951	¥25,889	¥33,462	¥(30,887)	¥2,575

Net interest income:
Domestic offices	¥(15,671)	¥(41,814)	¥(57,485)	¥(26,751)	¥(35,531)	¥(62,282)
Foreign offices	62,558	(15,570)	46,988	49,074	783	49,857

Total	¥46,887	¥(57,384)	¥(10,497)	¥22,323	¥(34,748)	¥(12,425)

Fiscal Year Ended March 31, 2013 Compared to Fiscal Year Ended March 31, 2012

Interest Income

Our interest income increased by ¥15,392 million, or 1%, from ¥1,710,331 million for the fiscal year ended March 31, 2012 to ¥1,725,723 million for the fiscal year ended March 31, 2013. This increase reflected an increase in interest income on loans and advances, which was partially offset by a decrease in interest income on available-for-sale financial assets. Interest income on loans and advances increased by ¥28,465 million, or 2%, from ¥1,514,750 million for the fiscal year ended March 31, 2012 to ¥1,543,215 million for the fiscal year ended March 31, 2013, mainly due to an increase in average balances of foreign offices, as a result of our allocation of assets to Asian countries, where financing needs were strong, and to the United States, and the inclusion of the full year impact of SMBC Consumer Finance, which became our subsidiary in December 2011. Interest income on available-for-sale financial assets decreased by ¥12,672 million, or 13%, from ¥100,058 million for the fiscal year ended March 31, 2012 to ¥87,386 million for the fiscal year ended March 31, 2013, due to a decline in average rates at our domestic offices.

Interest Expense

Our interest expense increased by ¥25,889 million, or 8%, from ¥313,631 million for the fiscal year ended March 31, 2012 to ¥339,520 million for the fiscal year ended March 31, 2013, due primarily to an increase in interest expense on debt securities in issue, which was partially offset by a decrease in interest expense on deposits. Interest expense on debt securities in issue increased by ¥28,267 million, or 33%, from ¥85,795 million for the fiscal year ended March 31, 2012 to ¥114,062 million for the fiscal year ended March 31, 2013, due primarily to an increase in senior bonds issued for foreign currency funding. Interest expense on deposits decreased by ¥6,085 million, or 5%, from ¥129,463 million for the fiscal year ended March 31, 2012 to ¥123,378 million for the fiscal year ended March 31, 2013, due primarily to a decrease in average rates.

Net Interest Income

Our net interest income decreased by ¥10,497 million, or 1%, from ¥1,396,700 million for the fiscal year ended March 31, 2012 to ¥1,386,203 million for the fiscal year ended March 31, 2013. The net interest income decreased due primarily to a decrease in the interest income on available-for-sale financial assets and an increase in interest expense on debt securities in issue, although the interest income on loans and advances increased.

On an average rate basis, from the fiscal year ended March 31, 2012 to March 31, 2013, loans and advances at domestic offices increased by 0.03 percentage point from 1.97% to 2.00% and loans and advances at foreign offices decreased by 0.26 percentage point from 2.50% to 2.24%, resulting in the total for loans and advances decreasing by 0.01 percentage point from 2.05% to 2.04%. On an average rate basis, deposits at domestic offices decreased by 0.02 percentage point from 0.09% to 0.07%, and deposits at foreign offices decreased by 0.13 percentage point from 0.69% to 0.56%, resulting in the total for deposits decreasing by 0.01 percentage point from 0.16% to 0.15%.

Fiscal Year Ended March 31, 2012 Compared to Fiscal Year Ended March 31, 2011

Interest Income

Our interest income decreased by ¥9,850 million, or 1%, from ¥1,720,181 million for the fiscal year ended March 31, 2011 to ¥1,710,331 million for the fiscal year ended March 31, 2012. This decrease reflected a decrease in interest income from investment securities, including available-for-sale financial assets and held-to-maturity investments, and loans and advances. Interest income from investment securities decreased by ¥16,778 million, or 11%, from ¥154,731 million for the fiscal year ended March 31, 2011 to ¥137,953 million for the fiscal year ended March 31, 2012, due to a decline in average rates. Interest income on loans and advances decreased by ¥9,312 million, or 1%, from ¥1,524,062 million for the fiscal year ended March 31, 2011 to ¥1,514,750 million for the fiscal year ended March 31, 2012, mainly due to a decrease in both average balance and rates at our domestic offices, reflecting weak financing needs of domestic companies and the sluggish housing market.

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

Net Fee and Commission Income

The following table sets forth the breakdown of our net fee and commission income for the periods shown.

	For the fiscal year ended March 31,
	2013	2012	2011
	(In millions)
Fee and commission income from:
Loans	¥111,153	¥83,919	¥75,860
Credit card business	225,071	210,449	181,160
Guarantees	54,067	41,059	28,779
Securities-related business	80,076	80,965	61,467
Deposits	17,622	16,802	16,256
Remittances and transfers	128,647	125,796	126,916
Safe deposits	5,989	6,324	6,508
Trust fees	1,488	1,373	2,328
Investment trusts	162,950	142,941	163,708
Agency	18,146	18,897	18,056
Others	143,476	140,882	125,666

Total fee and commission income	948,685	869,407	806,704

Fee and commission expense from:
Remittances and transfers	42,192	33,114	34,062
Guarantees	1,843	18,487	21,645
Others	83,064	80,961	76,853

Total fee and commission expense	127,099	132,562	132,560

Net fee and commission income	¥821,586	¥736,845	¥674,144

Fiscal Year Ended March 31, 2013 Compared to Fiscal Year Ended March 31, 2012

Fee and commission income increased by ¥79,278 million, or 9%, from ¥869,407 million for the fiscal year ended March 31, 2012 to ¥948,685 million for the fiscal year ended March 31, 2013. Primary sources of fee and commission income are fees obtained through our credit card business, investment trust sales commissions, remittance and transfer fees, loan transaction fees, and fees obtained through securities-related business. Loan transaction fees increased mainly due to an increase in loan syndication fees. Investment trust sales commissions also increased, coupled with the rise in stock prices in the second half of the fiscal year ended March 31, 2013.

Fee and commission expense was ¥127,099 million for the fiscal year ended March 31, 2013, decreased from ¥132,562 million for the fiscal year ended March 31, 2012 due mainly to a decrease in fee and commission expense from guarantees. This was mainly due to SMBC Consumer Finance becoming our subsidiary in December 2011, which resulted in the elimination of guarantee transactions between SMBC Consumer Finance and our Group companies on consolidation.

As a result, net fee and commission income increased by ¥84,741 million, or 12%, from ¥736,845 million for the fiscal year ended March 31, 2012 to ¥821,586 million for the fiscal year ended March 31, 2013.

Fiscal Year Ended March 31, 2012 Compared to Fiscal Year Ended March 31, 2011

Fee and commission income increased by ¥62,703 million, or 8%, from ¥806,704 million for the fiscal year ended March 31, 2011 to ¥869,407 million for the fiscal year ended March 31, 2012. Primary sources of fee and commission income are fees obtained through our credit card business, investment trust sales commissions, remittance and transfer fees, fees obtained through securities-related business, and commissions in relation to loan transactions. The fees related to credit card business increased, due to the inclusion of the full year impact of Cedyna. Those fees related to guarantees also increased due mainly to the inclusion of guarantee fees at SMBC Consumer Finance, which became our subsidiary in December 2011. The increase was partially offset by a decrease in the commissions from investment trust sales mainly due to the contraction of the Japanese economy coupled with the aftermath of the Great East Japan Earthquake, the appreciation of the yen, sinking global stock markets, and the steady low-interest rate.

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

Net Income from Trading, Financial Assets at Fair Value Through Profit or Loss and Investment Securities

The following table sets forth our net income from trading, financial assets at fair value through profit or loss and investment securities for the periods shown.

	For the fiscal year ended March 31,
	2013	2012	2011
	(In millions)
Net trading income:
Interest rate	¥270,243	¥131,736	¥205,102
Foreign exchange	(141,001)	37,951	104,037
Equity	40,215	14,790	17,243
Credit	9,966	(1,907)	(2,543)
Others	327	(274)	640

Total net trading income	¥179,750	¥182,296	¥324,479

Net income from financial assets at fair value through profit or loss:
Net income from debt instruments	¥10,265	¥34,334	¥29,150
Net income (loss) from equity instruments	5,529	(600)	966

Total net income from financial assets at fair value through profit or loss	¥15,794	¥33,734	¥30,116

Net investment income:
Net gain from disposal of debt instruments	¥99,855	¥149,484	¥141,982
Net gain from disposal of equity instruments	36,828	11,657	20,779
Dividend income	80,284	78,224	73,150

Total net investment income	¥216,967	¥239,365	¥235,911

Fiscal Year Ended March 31, 2013 Compared to Fiscal Year Ended March 31, 2012

Net trading income, which includes income and losses from trading assets and liabilities and derivative financial instruments, decreased by ¥2,546 million from ¥182,296 million for the fiscal year ended March 31, 2012 to ¥179,750 million for the fiscal year ended March 31, 2013. The decrease was primarily due to the impact of the depreciation of the yen on the fair value of foreign exchange transactions related to economic hedges for which hedge accounting has not been applied under IFRS. That was partially offset by an increase in net trading income from fixed income products.

Net income from financial assets at fair value through profit or loss decreased by ¥17,940 million from ¥33,734 million for the fiscal year ended March 31, 2012 to ¥15,794 million for the fiscal year ended March 31, 2013 due primarily to a smaller increase in the fair value of debt instruments than that for the previous fiscal year.

Net investment income decreased by ¥22,398 million from ¥239,365 million for the fiscal year ended March 31, 2012 to ¥216,967 million for the fiscal year ended March 31, 2013, although net gains from sales of bonds, reflecting our timely response to declining interest rates in both domestic and overseas markets in the first half of the fiscal year, contributed to the net investment income.

Fiscal Year Ended March 31, 2012 Compared to Fiscal Year Ended March 31, 2011

Net trading income, which includes income and losses from trading assets and liabilities and derivative financial instruments, decreased by ¥142,183 million from ¥324,479 million for the fiscal year ended March 31, 2011 to ¥182,296 million for the fiscal year ended March 31, 2012 due primarily to a decrease in net trading income from interest rate transactions and foreign exchange transactions.

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

Other Income

The following table sets forth our other income for the periods shown.

	For the fiscal year ended March 31,
	2013	2012	2011
	(In millions)
Income from operating leases	¥110,906	¥72,483	¥63,199
Gains on disposal of assets leased	84,631	24,977	6,774
Income related to IT solution services	30,709	39,648	43,775
Gains on disposal of property, plant and equipment, and other intangible assets	240	2,741	885
Reversal of impairment losses of investments in associates and joint ventures	14,970	19,333	13,533
Gains on step acquisition of subsidiaries	141	27,491	15,623
Others	82,807	58,890	60,681

Total other income	¥324,404	¥245,563	¥204,470

Fiscal Year Ended March 31, 2013 Compared to Fiscal Year Ended March 31, 2012

Other income increased by ¥78,841 million, or 32%, from ¥245,563 million for the fiscal year ended March 31, 2012 to ¥324,404 million for the fiscal year ended March 31, 2013. Other income increased due mainly to an increase in income from operating leases and gains on disposal of assets leased, reflecting the inclusion of our aircraft leasing business commenced in June 2012 as SMBC Aviation Capital. The increase was partially offset by a decrease in gains on step acquisition of subsidiaries.

Fiscal Year Ended March 31, 2012 Compared to Fiscal Year Ended March 31, 2011

Other income increased by ¥41,093 million, or 20%, from ¥204,470 million for the fiscal year ended March 31, 2011 to ¥245,563 million for the fiscal year ended March 31, 2012. The increase in other income was due primarily to an increase in income from operating leases and gains on disposal of assets leased. Gains on step acquisition of subsidiaries for the fiscal year ended March 31, 2012 included gains related to the acquisition of SMBC Consumer Finance, which had been our associate and became our subsidiary in December 2011.

Impairment Charges on Financial Assets

The following table sets forth our impairment charges on financial assets for the periods shown.

	For the fiscal year ended March 31,
	2013	2012	2011
	(In millions)
Loans and advances	¥138,375	¥144,022	¥259,292
Available-for-sale financial assets	128,868	140,288	174,636

Total impairment charges on financial assets	¥267,243	¥284,310	¥433,928

Fiscal Year Ended March 31, 2013 Compared to Fiscal Year Ended March 31, 2012

Our impairment charges on financial assets consist of losses relating to loans and advances, and available-for-sale financial assets. Impairment charges on loans and advances are mainly affected by the economic environment and financial conditions of borrowers. On the other hand, impairment charges on available-for-sale financial assets are mainly affected by not only the economic environment but the financial conditions of issuers and the fair value of the instruments, such as market prices on stock markets in the case of equity instruments.

For the first half of the fiscal year ended March 31, 2013, although the Japanese economy was supported by domestic demand from post-earthquake reconstruction, the prolonged slowdown in the global economy contributed to the contraction of the Japanese economy. However, the Japanese economy gradually improved in the second half of the fiscal year. GDP growth in the second half was supported by an increase in private consumption. Exports also grew toward the end of the fiscal year, reflecting gradual recovery in the global economy and depreciation of the yen. As a result, Japanese GDP increased by 1.2% for the fiscal year ended March 31, 2013, compared with an increase of 0.2% in the previous fiscal year. The Nikkei Stock Average, which is a price-weighted average of 225 stocks listed on the Tokyo Stock Exchange First Section, dropped from ¥10,083.56 at March 31, 2012 to as low as the ¥8,200 level in June 2012 and recovered slightly to ¥8,870.16 by the end of the interim period at September 30, 2012. Subsequently, the Nikkei Stock Average rose to ¥12,397.91 at March 31, 2013.

Impairment charges on loans and advances decreased by ¥5,647 million from ¥144,022 million for the fiscal year ended March 31, 2012 to ¥138,375 million for the fiscal year ended March 31, 2013. The decrease in impairment charges on loans and advances reflected the gradual recovery of the Japanese economy and the improvement of our loan portfolio. For detailed information on provision for loan losses, see “—Financial Condition—Allowance for Loan Losses.”

Impairment charges on available-for-sale financial assets decreased from ¥140,288 million for the fiscal year ended March 31, 2012 to ¥128,868 million for the fiscal year ended March 31, 2013. In determining the amount of impairment charges, we consider whether there is objective evidence of impairment as a result of loss events, such as any significant financial difficulty of the issuer. Our assessments of issuers are focused by industry and geographical area, taking into consideration the adverse impact of any specific issues such as significant changes in the technological, market, economic or legal environment of the issuer indicating that the cost of our investment may not be recovered. Additionally, in the case of available-for-sale equity instruments, we take into consideration whether there has been a significant or prolonged decline in the fair value of the equity instruments below their cost. In the first half of the fiscal year, the stock market in Japan was sluggish and most of the impairment charges on available-for-sale financial assets for the fiscal year ended March 31, 2013 were those on publicly traded Japanese stocks recognized at the end of the interim period. For detailed information on our available-for-sale financial assets, which include a diversified portfolio of domestic equity securities, see “—Financial Condition—Investment Securities.”

Fiscal Year Ended March 31, 2012 Compared to Fiscal Year Ended March 31, 2011

In the first few months of the fiscal year ended March 31, 2012, the Japanese economy contracted in the aftermath of the Great East Japan Earthquake. The Japanese economy then gradually began to and continued to recover. In the second half of the fiscal year, there were some visible signs of improvement in the unemployment rate, and private consumption remained firm, in spite of deceleration of certain overseas economies coupled with the persistent strength of the Japanese yen against other currencies. The Nikkei Stock Average, which was ¥9,755.10 at March 31, 2011, recovered to ¥10,083.56 at March 31, 2012 in response to the strong U.S. stock market.

Impairment charges on loans and advances decreased by ¥115,270 million from ¥259,292 million for the fiscal year ended March 31, 2011 to ¥144,022 million for the fiscal year ended March 31, 2012. The decrease in impairment charges on loans and advances reflected not only the economic condition but also our consistent implementation of consultative actions tailored to our borrowers’ businesses and financial condition. For detailed information on provision for loan losses, see “—Financial Condition—Allowance for Loan Losses.”

Impairment charges on available-for-sale financial assets decreased from ¥174,636 million for the fiscal year ended March 31, 2011 to ¥140,288 million for the fiscal year ended March 31, 2012. Most of the impairment charges on available-for-sale financial assets for the fiscal year ended March 31, 2012 were from publicly traded Japanese stocks.

General and Administrative Expenses

The following table sets forth a breakdown of our general and administrative expenses for the periods shown.

	For the fiscal year ended March 31,
	2013	2012	2011
	(In millions)
Personnel expenses	¥662,065	¥612,512	¥577,970
Depreciation and amortization	130,382	121,611	112,618
Rent and lease expenses	111,327	105,196	92,160
Building and maintenance expenses	7,926	8,283	10,186
Supplies expenses	14,267	14,192	15,135
Communication expenses	33,099	34,170	33,538
Publicity and advertising expenses	48,979	41,957	40,213
Taxes and dues	57,672	56,582	56,648
Outsourcing expenses	87,583	85,196	79,525
Premiums for deposit insurance	53,687	59,600	57,637
Office equipment expenses	35,749	32,201	29,234
Others	200,460	195,205	188,682

Total general and administrative expenses	¥1,443,196	¥1,366,705	¥1,293,546

Fiscal Year Ended March 31, 2013 Compared to Fiscal Year Ended March 31, 2012

General and administrative expenses increased by ¥76,491 million, or 6%, from ¥1,366,705 million for the fiscal year ended March 31, 2012 to ¥1,443,196 million for the fiscal year ended March 31, 2013, due mainly to the inclusion of the full year impact of SMBC Consumer Finance’s general and administrative expenses and an increase in expenses related to the expansion of our overseas business including an increase in our overseas staff.

Fiscal Year Ended March 31, 2012 Compared to Fiscal Year Ended March 31, 2011

General and administrative expenses increased by ¥73,159 million, or 6%, from ¥1,293,546 million for the fiscal year ended March 31, 2011 to ¥1,366,705 million for the fiscal year ended March 31, 2012, due mainly to the expansion of business including overseas operations, the depreciation of past information technology investments and facility investments, the inclusion of the full year impact of Cedyna’s general and administrative expenses and the inclusion of general and administrative expenses of SMBC Consumer Finance, which became our subsidiary in December 2011.

Other Expenses

The following table sets forth our other expenses for the periods shown.

	For the fiscal year ended March 31,
	2013	2012	2011
	(In millions)
Cost of operating leases	¥58,252	¥46,278	¥36,652
Losses on disposal of assets leased	81,083	20,678	2,599
Cost related to IT solution services	107,475	98,914	95,625
Losses on disposal of property, plant and equipment, and other intangible assets	5,432	6,541	5,813
Impairment losses of property, plant and equipment	4,333	3,757	5,360
Impairment losses of intangible assets	35	1,989	59
Losses on sale of investments in subsidiaries and associates	8	439	138
Impairment losses of investments in associates and joint ventures	7,347	656	16,837
Others	24,342	60,040	49,209

Total other expenses	¥288,307	¥239,292	¥212,292

Fiscal Year Ended March 31, 2013 Compared to Fiscal Year Ended March 31, 2012

Other expenses increased by ¥49,015 million, or 20%, from ¥239,292 million for the fiscal year ended March 31, 2012 to ¥288,307 million for the fiscal year ended March 31, 2013, due mainly to an increase in cost of operating leases and losses on disposal of assets leased, reflecting the inclusion of our aircraft leasing business commenced in June 2012 as SMBC Aviation Capital.

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

Share of Post-tax Profit (Loss) of Associates and Joint Ventures

Fiscal Year Ended March 31, 2013 Compared to Fiscal Year Ended March 31, 2012

Share of post-tax profit of associates and joint ventures was ¥19,593 million for the fiscal year ended March 31, 2013, an increase of ¥44,597 million, from a loss of ¥25,004 million for the fiscal year ended March 31, 2012. This was mainly due to the inclusion of our share of the loss in the prior fiscal year from SMBC Consumer Finance, formerly known as Promise, which was previously accounted for as an equity-method associate but became our subsidiary in December 2011.

Fiscal Year Ended March 31, 2012 Compared to Fiscal Year Ended March 31, 2011

Share of post-tax loss of associates and joint ventures was ¥25,004 million for the fiscal year ended March 31, 2012, an increase of ¥19,208 million, from ¥5,796 million for the fiscal year ended March 31, 2011 due mainly to net loss of SMBC Consumer Finance, formerly known as Promise, which changed from being our equity-method associate to our subsidiary in December 2011, resulting from its increase in its provisions for interest repayment.

Income Tax Expense

Fiscal Year Ended March 31, 2013 Compared to Fiscal Year Ended March 31, 2012

Income tax expense decreased by ¥186,399 million from ¥461,194 million for the fiscal year ended March 31, 2012 to ¥274,795 million for the fiscal year ended March 31, 2013, mainly as the previous fiscal year included a deferred tax expense associated with a decrease of net deferred tax assets which resulted from changes in Japanese corporation tax rates.

Fiscal Year Ended March 31, 2012 Compared to Fiscal Year Ended March 31, 2011

Income tax expense increased by ¥100,029 million from ¥361,165 million for the fiscal year ended March 31, 2011 to ¥461,194 million for the fiscal year ended March 31, 2012. The increase of income tax expense was due mainly to an increase in deferred tax expense associated with a decrease of net deferred tax assets which resulted from changes in Japanese corporation tax rates.

On December 2, 2011, the Government of Japan promulgated (i) an amendment to the Corporation Tax Act and (ii) the Act on Special Measures Concerning Securing Necessary Financial Resources for Funding the Restoration from the Great East Japan Earthquake. Those laws (i) reduce the Japanese national corporation tax rate by 4.5 percentage points from fiscal years beginning April 1, 2012 but (ii) impose a 10% corporation surtax, i.e., an additional tax to be paid calculated as 10% of the corporation tax payable after the 4.5-percentage-point rate reduction, during the three fiscal years beginning April 1, 2012 through March 31, 2015. As a result, the effective statutory tax rate (including local taxes) of SMFG (40.7% for the fiscal year ended March 31, 2012) is reduced by approximately 2.7 percentage points during the three fiscal years beginning April 1, 2012 and approximately 5.1 percentage points for the fiscal years beginning April 1, 2015.

We measure deferred tax assets and deferred tax liabilities at the tax rates that are expected to apply to the period when the assets are realized or the liabilities are settled, based on the tax rates that have been enacted or substantively enacted by the end of reporting period. Accordingly, the tax rate reduction increased deferred tax expense for the fiscal year ended March 31, 2012.

Business Segment Analysis

Our business segment information is prepared based on the internal reporting system utilized by our management to assess the performance of our business segments under Japanese GAAP. We have four main business segments: Commercial Banking, Leasing, Securities and Consumer Finance, with the remaining operations recorded in Others. We changed our business segment information for the fiscal year ended March 31, 2013 in connection with making SMBC Consumer Finance, formerly known as Promise, our wholly owned subsidiary through a share exchange on April 1, 2012. The business segment previously reported as Credit Card is now reported as Consumer Finance, together with SMBC Consumer Finance and other consumer finance companies. Comparative information has been restated accordingly. The Commercial Banking segment covers the Bank, which accounts for the major portion of our total assets and revenue, other domestic banking subsidiaries, such as KUBC, The Minato Bank and The Japan Net Bank, as well as foreign banking subsidiaries, such as SMBC Europe, SMBC (China) and Manufacturers Bank. We have SMFL in the Leasing segment, SMBC Nikko Securities and SMBC Friend Securities in the Securities segment and Sumitomo Mitsui Card, Cedyna and SMBC Consumer Finance in the Consumer Finance segment. Since the Bank has a significant impact on our overall performance, its performance is reported to management in more detail by dividing the Bank’s performance into five business units by customer market: the Consumer Banking Unit, the Middle Market Banking Unit, the Corporate Banking Unit, the International Banking Unit and the Treasury Unit. In addition to the five business units, the Bank also has several cross-sectional units and divisions. The revenues and expenses of these units and divisions are in principal allocated to each business unit. Organizational charts of SMFG and the Bank are provided in “Item 4.C. Organizational Structure.” Since figures reported to management are prepared under Japanese GAAP, the segment information does not agree to figures in the consolidated financial statements under IFRS. This difference is addressed in Note 4 “Segment Analysis—Reconciliation of Segmental Results of Operation to Consolidated Income Statement” to our consolidated financial statements included elsewhere in this annual report.

Segmental Results of Operation

For the fiscal year ended March 31, 2013:

	Commercial Banking
	SMBC							Total(3)
	Consumer Banking Unit	Middle Market Banking Unit	Corporate Banking Unit	International Banking Unit	Treasury Unit	Others	SMBC Total
	(In billions)
Gross profit	¥374.9	¥412.2	¥208.0	¥240.5	¥295.3	¥9.2	¥1,540.1	¥1,798.6
Net interest income	307.7	236.2	128.2	142.0	125.5	31.6	971.2	1,127.2
Net non-interest income	67.2	176.0	79.8	98.5	169.8	(22.4)	568.9	671.4
General and administrative expenses	(284.4)	(216.7)	(39.6)	(72.9)	(21.0)	(93.1)	(727.7)	(876.9)
Other profit (loss)(1)	—	—	—	—	—	—	—	(30.4)

Consolidated net business profit(2)(5)	¥90.5	¥195.5	¥168.4	¥167.6	¥274.3	¥(83.9)	¥812.4	¥891.3

	Leasing		Securities			Consumer Finance				Others	Total
	SMFL	Total(3)	SMBC Nikko Securities	SMBC Friend Securities	Total(3)	Sumitomo Mitsui Card	Cedyna	SMBC Consumer Finance	Total(3)
	(In billions)
Gross profit	¥114.8	¥120.4	¥268.9	¥59.4	¥341.5	¥183.1	¥153.5	¥165.8	¥526.5	¥15.4	¥2,802.4
Net interest income	40.8	46.2	(0.7)	0.4	—	15.5	29.4	117.7	164.0	61.5	1,398.9
Net non-interest income	74.0	74.2	269.6	59.0	341.5	167.6	124.1	48.1	362.5	(46.1)	1,403.5
General and administrative expenses	(51.7)	(50.8)	(194.9)	(41.4)	(247.3)	(132.6)	(118.2)	(66.2)	(331.2)	61.7	(1,444.5)
Other profit (loss)(1)	(4.1)	(0.3)	(0.6)	—	(2.0)	(5.7)	(21.6)	(47.7)	(73.1)	(85.9)	(191.7)

Consolidated net business profit(2)(5)	¥59.0	¥69.3	¥73.4	¥18.0	¥92.2	¥44.8	¥13.7	¥51.9	¥122.2	¥(8.8)	¥1,166.2

For the fiscal year ended March 31, 2012:

	Commercial Banking
	SMBC							Total(3)
	Consumer Banking Unit	Middle Market Banking Unit	Corporate Banking Unit	International Banking Unit	Treasury Unit	Others	SMBC Total
	(In billions)
Gross profit	¥383.7	¥422.9	¥212.6	¥197.4	¥319.3	¥(3.4)	¥1,532.5	¥1,763.9
Net interest income	326.9	256.8	136.6	111.6	123.1	1.9	956.9	1,113.5
Net non-interest income	56.8	166.1	76.0	85.8	196.2	(5.3)	575.6	650.4
General and administrative expenses	(289.5)	(222.8)	(38.2)	(64.9)	(19.2)	(84.9)	(719.5)	(851.3)
Other profit (loss)(1)	—	—	—	—	—	—	—	(20.5)

Consolidated net business profit(2)(5)	¥94.2	¥200.1	¥174.4	¥132.5	¥300.1	¥(88.3)	¥813.0	¥892.1

	Leasing		Securities			Consumer Finance			Others	Total
	SMFL	Total(3)	SMBC Nikko Securities	SMBC Friend Securities	Total(3)	Sumitomo Mitsui Card	Cedyna	Total(3)
	(In billions)
Gross profit	¥99.1	¥102.1	¥222.1	¥48.0	¥277.9	¥179.3	¥160.1	¥436.2	¥30.0	¥2,610.1
Net interest income	58.8	62.3	(1.7)	0.5	(0.7)	18.5	36.4	111.6	62.8	1,349.5
Net non-interest income	40.3	39.8	223.8	47.5	278.6	160.8	123.7	324.6	(32.8)	1,260.6
General and administrative expenses	(43.2)	(42.6)	(180.1)	(39.1)	(224.5)	(126.6)	(120.5)	(291.9)	35.7	(1,374.6)
Other profit (loss)(1)	7.0	8.3	(1.7)	—	(2.6)	(9.6)	(67.3)	(134.6)	(72.2)	(221.6)

Consolidated net business profit(2)(5)	¥62.9	¥67.8	¥40.3	¥8.9	¥50.8	¥43.1	¥(27.7)	¥9.7	¥(6.5)	¥1,013.9

For the fiscal year ended March 31, 2011:

	Commercial Banking
	SMBC							Total(3)
	Consumer Banking Unit	Middle Market Banking Unit	Corporate Banking Unit	International Banking Unit	Treasury Unit	Others	SMBC Total
	(In billions)
Gross profit	¥387.8	¥443.9	¥201.3	¥186.5	¥330.7	¥(18.4)	¥1,531.8	¥1,773.5
Net interest income	337.5	272.9	131.4	107.7	136.3	(18.0)	967.8	1,117.6
Net non-interest income	50.3	171.0	69.9	78.8	194.4	(0.4)	564.0	655.9
General and administrative expenses	(290.3)	(221.7)	(36.0)	(57.9)	(17.9)	(75.4)	(699.2)	(834.2)
Other profit (loss)(1)	—	—	—	—	—	—	—	(34.4)

Consolidated net business profit(2)(5)	¥97.5	¥222.2	¥165.3	¥128.6	¥312.8	¥(93.8)	¥832.6	¥904.9

	Leasing		Securities			Consumer Finance			Others	Total
	SMFL	Total(3)	SMBC Nikko Securities	SMBC Friend Securities	Total(3)	Sumitomo Mitsui Card	Cedyna(4)	Total(3)
	(In billions)
Gross profit	¥105.8	¥108.4	¥206.2	¥53.3	¥261.6	¥182.3	¥134.4	¥369.9	¥19.2	¥2,532.6
Net interest income	63.0	64.8	(1.7)	0.6	(1.3)	22.9	36.8	87.6	66.9	1,335.6
Net non-interest income	42.8	43.6	207.9	52.7	262.9	159.4	97.6	282.3	(47.7)	1,197.0
General and administrative expenses	(42.0)	(41.2)	(166.6)	(42.7)	(212.4)	(129.8)	(97.5)	(252.6)	39.3	(1,301.1)
Other profit (loss)(1)	(14.8)	(12.2)	(1.3)	—	(5.6)	(19.9)	(37.7)	(82.6)	(94.7)	(229.5)

Consolidated net business profit(2)(5)	¥49.0	¥55.0	¥38.3	¥10.6	¥43.6	¥32.6	¥(0.8)	¥34.7	¥(36.2)	¥1,002.0

(1)	Other profit (loss) includes non-operating profits and losses of subsidiaries other than SMBC and ordinary profit or loss of equity-method associates taking into account the ownership ratio. For the fiscal years ended March 31, 2012 and 2011, equity-method associates included Promise, a consumer lending company, which became our subsidiary in December 2011 and changed its company name to SMBC Consumer Finance in July 2012.
(2)	The Group’s consolidated net business profit = SMBC’s business profit on a nonconsolidated basis, excluding the effect of the reversal of reserve for possible loan losses + ordinary profit of other subsidiaries (with adjustment for nonrecurring factors) + (ordinary profit of equity-method associates * ownership ratio) – internal transactions (such as dividends) under Japanese GAAP.

For the fiscal year ended March 31, 2013, consolidated net business profit of SMBC Nikko Securities, SMBC Friend Securities, Sumitomo Mitsui Card and Cedyna represent the ordinary profit (loss) of each company on a nonconsolidated basis and consolidated net business profit of SMFL and SMBC Consumer Finance represent the ordinary profit (loss) of each company on a consolidated basis. Before the current fiscal year, consolidated net business profit of these subsidiaries represented the operating profit (loss) of each company on a nonconsolidated basis. Comparative information has been restated accordingly. Ordinary profit (loss) comprises profits and losses from ordinary activities which include operating and non-operating profits and losses, but exclude extraordinary items.

(3)	Total under each business segment includes the aggregation of the results from the operating units that were not separately identified (e.g., the difference between “Total” in Commercial Banking and “SMBC Total” consists of SMFG’s banking subsidiaries except SMBC, such as SMBC Europe, SMBC (China), KUBC and The Minato Bank.)
(4)	The results of Cedyna for the fiscal year ended March 31, 2011 include our ownership ratio of the first quarter of Cedyna’s results and the full results of Cedyna for subsequent quarters.
(5)	The Group’s total credit costs (reversal) for the fiscal years ended March 31, 2013, 2012 and 2011 were ¥173.1 billion, ¥116.8 billion and ¥217.3 billion, respectively, of which ¥63.7 billion, ¥78.1 billion and ¥144.6 billion were for Commercial Banking, ¥5.3 billion, ¥(4.0) billion and ¥15.0 billion were for Leasing, ¥0.3 billion, ¥1.2 billion and ¥(0.02) billion were for Securities, and ¥69.3 billion, ¥46.2 billion and ¥58.4 billion were for Consumer Finance. Credit costs, including gains on recoveries of written-off claims, of SMBC are not included in consolidated net business profit, but in “Loans and advances” in the reconciliation table in the section “Reconciliation of Segmental Results of Operation to Consolidated Income Statement” in Note 4 “Segment Analysis” to our consolidated financial statements included elsewhere in this report.
(6)	Others in Commercial Banking consist of SMFG’s banking subsidiaries except SMBC, such as SMBC Europe, SMBC (China), KUBC and The Minato Bank.

Commercial Banking

Fiscal Year Ended March 31, 2013 Compared to Fiscal Year Ended March 31, 2012

Our consolidated net business profit from our Commercial Banking segment slightly decreased by ¥1 billion from ¥892 billion for the fiscal year ended March 31, 2012 to ¥891 billion for the fiscal year ended March 31, 2013. Although both net interest income and net non-interest income increased, general and administrative expenses also increased.

The Bank’s Consumer Banking Unit

Both gross profit and consolidated net business profit from the Bank’s Consumer Banking Unit decreased by ¥9 billion and ¥3 billion from ¥384 billion and ¥94 billion for the fiscal year ended March 31, 2012 to ¥375 billion and ¥91 billion for the fiscal year ended March 31, 2013, respectively. The decrease was primarily due to a decrease in net interest income, although net non-interest income increased. Net interest income decreased mainly due to a decrease in the interest rate spreads for housing loans, reflecting the increasing competition in the housing loan market in Japan. Non-interest income increased due to an increase of investment trust sales commissions coupled with the rise in stock prices in the second half of the fiscal year ended March 31, 2013.

The Bank’s Middle Market Banking Unit

Both gross profit and consolidated net business profit from the Bank’s Middle Market Banking Unit decreased by ¥11 billion and ¥4 billion from ¥423 billion and ¥200 billion for the fiscal year ended March 31, 2012 to ¥412 billion and ¥196 billion for the fiscal year ended March 31, 2013, respectively. Net interest income decreased primarily due to weak financing needs from domestic SMEs and a decrease in the interest rate spreads for loans to high credit quality companies.

The Bank’s Corporate Banking Unit

Both gross profit and consolidated net business profit from the Bank’s Corporate Banking Unit decreased by ¥5 billion and ¥6 billion from ¥213 billion and ¥174 billion for the fiscal year ended March 31, 2012 to ¥208 billion and ¥168 billion for the fiscal year ended March 31, 2013, respectively. Although there was growing demand for financing of M&A deals, net interest income decreased mainly due to weak financing needs in the first half of the fiscal year and a decrease in the interest rate spread for loans to high credit quality companies.

The Bank’s International Banking Unit

Both gross profit and consolidated net business profit from the Bank’s International Banking Unit increased by ¥44 billion and ¥35 billion from ¥197 billion and ¥133 billion for the fiscal year ended March 31, 2012 to ¥241 billion and ¥168 billion for the fiscal year ended March 31, 2013, respectively. This was mainly due to an increase of net interest income and net non-interest income, which was partially offset by increase in general and administrative expenses as a result of an increase in our overseas staff and expenses related to overseas business development. Net interest income increased due to an increase in the balance of loans to the foreign customers as a result of our allocation of assets to Asian countries, where financing needs were strong, and to the United States.

The Bank’s Treasury Unit

Both gross profit and consolidated net business profit from the Bank’s Treasury Unit decreased by ¥24 billion and ¥26 billion from ¥319 billion and ¥300 billion for the fiscal year ended March 31, 2012 to ¥295 billion and ¥274 billion for the fiscal year ended March 31, 2013, respectively. Non-interest income decreased although net gains from sales of bonds, reflecting our timely response to declining interest rates in both domestic and overseas markets in the first half of the fiscal year, contributed to it.

The Bank’s Others

The Bank’s Others represents the difference between the aggregate of the Bank’s five business units and the Bank as a whole. The Bank’s Others includes the profit and loss amounts related to the Corporate Staff Unit, the Corporate Services Unit, the Compliance Unit, the Risk Management Unit and the Internal Audit Unit, which do not belong to any of the five business units. Those amounts mainly consist of administrative costs related to the headquarters operations and profit or loss on the activities related to capital management.

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

The Bank’s International Banking Unit

Gross profit from the Bank’s International Banking Unit increased by ¥10 billion from ¥187 billion for the fiscal year ended March 31, 2011 to ¥197 billion for the fiscal year ended March 31, 2012 due primarily to an increase in net non-interest income. Consolidated net business profit from the Bank’s International Banking Unit increased modestly by ¥4 billion from ¥129 billion for the fiscal year ended March 31, 2011 to ¥133 billion for the fiscal year ended March 31, 2012.

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

The Bank’s Others

The Bank’s Others represents the difference between the aggregate of the Bank’s five business units and the Bank as a whole. The Bank’s Others includes the profit and loss amounts related to the Corporate Staff Unit, the Corporate Services Unit, the Compliance Unit, the Risk Management Unit and the Internal Audit Unit, which do not belong to any of the five business units. Those amounts mainly consist of administrative costs related to the headquarters operations and profit or loss on the activities related to capital management.

Leasing

Fiscal Year Ended March 31, 2013 Compared to Fiscal Year Ended March 31, 2012

Both gross profit and consolidated net business profit in our Leasing segment increased by ¥18 billion and ¥1 billion from ¥102 billion and ¥68 billion for the fiscal year ended March 31, 2012 to ¥120 billion and ¥69 billion for the fiscal year ended March 31, 2013, respectively. The increase was mainly due to an increase in net non-interest income of SMFL, reflecting the inclusion of our aircraft leasing business commenced in June 2012 as SMBC Aviation Capital.

Fiscal Year Ended March 31, 2012 Compared to Fiscal Year Ended March 31, 2011

Consolidated net business profit in our Leasing segment increased by ¥13 billion from ¥55 billion for the fiscal year ended March 31, 2011 to ¥68 billion for the fiscal year ended March 31, 2012 due mainly to a decrease in credit costs incurred in SMFL.

Securities

Fiscal Year Ended March 31, 2013 Compared to Fiscal Year Ended March 31, 2012

Both gross profit and consolidated net business profit in our Securities segment increased by ¥64 billion and ¥41 billion from ¥278 billion and ¥51 billion for the fiscal year ended March 31, 2012 to ¥342 billion and ¥92 billion for the fiscal year ended March 31, 2013, respectively. This was primarily due to an increase in net non-interest income incurred in SMBC Nikko Securities and SMBC Friend Securities, mainly as a result of an increase in fees and commissions from securities-related business and investment trusts, coupled with the rise in stock prices in the second half of the fiscal year ended March 31, 2013.

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

Consumer Finance

Fiscal Year Ended March 31, 2013 Compared to Fiscal Year Ended March 31, 2012

Both gross profit and consolidated net business profit in our Consumer Finance segment increased by ¥91 billion and ¥112 billion from ¥436 billion and ¥10 billion for the fiscal year ended March 31, 2012 to ¥527 billion and ¥122 billion for the fiscal year ended March 31, 2013, respectively. This was mainly due to the full inclusion of SMBC Consumer finance, which became our subsidiary in December 2011 and our wholly owned subsidiary in April 2012.

Fiscal Year Ended March 31, 2012 Compared to Fiscal Year Ended March 31, 2011

Consolidated net business profit in our Consumer Finance segment decreased by ¥25 billion from ¥35 billion for the fiscal year ended March 31, 2011 to ¥10 billion for the fiscal year ended March 31, 2012 due mainly to a decrease in business profit of Cedyna partially offset by an increase in business profit of Sumitomo Mitsui Card.

SMFG’s Others

SMFG’s Others represents the difference between the aggregate of the Commercial Banking, Leasing, Securities and Consumer Finance segments, and the Group as a whole. It mainly consists of the profit or loss from SMFG on a stand-alone basis, other subsidiaries and equity-method associates, which are not identified as reportable segments, including The Japan Research Institute. It also includes internal transactions between our Group companies which were eliminated in our consolidated financial statements.

Financial Condition

Assets

Our total assets increased by ¥6,133,300 million from ¥141,874,426 million at March 31, 2012 to ¥148,007,726 million at March 31, 2013, due primarily to an increase in cash and deposits with banks and loans and advances.

Our assets at March 31, 2013 and 2012 were as follows.

	At March 31,
	2013	2012
	(In millions)
Cash and deposits with banks	¥11,804,873	¥8,050,562
Call loans and bills bought	1,393,440	1,297,082
Reverse repurchase agreements and cash collateral on securities borrowed	3,930,557	4,937,025
Trading assets	4,097,084	4,461,258
Derivative financial instruments	6,855,486	5,901,526
Financial assets at fair value through profit or loss	2,045,046	2,150,409
Investment securities	35,728,537	37,324,100
Loans and advances	75,987,057	72,536,813
Investments in associates and joint ventures	260,495	206,660
Property, plant and equipment	1,757,994	1,045,006
Intangible assets	903,264	899,167
Other assets	2,810,755	2,367,300
Current tax assets	51,449	65,298
Deferred tax assets	381,689	632,220

Total assets	¥148,007,726	¥141,874,426

Loans and Advances

Our main operating activity is in the lending business. We make loans and extend other types of credit principally to corporate and individual customers in Japan and to corporate and sovereign customers in foreign countries.

At March 31, 2013, our loans and advances were ¥75,987,057 million, or 51% of total assets, representing an increase of ¥3,450,244 million, or 5%, from ¥72,536,813 million at March 31, 2012. The increase in loans and advances was primarily due to an increase in loans and advances to our foreign customers, which was partially offset by a decrease in loans and advances to our domestic customers. The increase in loans and advances to our foreign customers was primarily due to our allocation of assets to Asian countries, where financing needs were strong, and to the United States. The depreciation of the yen also affected the increase in loans and advances to foreign customers. Loans and advances to our domestic customers decreased due to a decrease in loans and advances to individual customers. This was partly accounted for by the exclusion of loans offered by ORIX Credit, as the Bank transferred all of its shares of ORIX Credit to ORIX in June 2012.

Domestic

Through the Bank and other banking and nonbank subsidiaries, we make loans to a broad range of industrial, commercial and individual customers in Japan. The following table shows our outstanding loans and advances to customers whose domiciles are in Japan, classified by industry, before deducting the allowance for loan losses, and adjusting unearned income, unamortized premiums-net and deferred loan fees-net at the dates indicated.

	At March 31,
	2013	2012
	(In millions)
Manufacturing	¥8,071,044	¥8,462,004
Agriculture, forestry, fisheries and mining	164,420	152,128
Construction	1,167,115	1,284,882
Transportation, communications and public enterprises	4,708,870	4,414,102
Wholesale and retail	5,388,032	5,480,393
Finance and insurance	2,715,862	2,170,776
Real estate and goods rental and leasing	8,145,769	7,982,741
Services	4,404,359	4,076,818
Municipalities	1,270,981	1,234,355
Lease financing	2,058,284	2,056,972
Consumer(1)	18,834,079	19,185,574
Others	3,341,636	4,155,960

Total domestic	¥60,270,451	¥60,656,705

(1)	The balance in Consumer consists mainly of housing loans. The housing loan balances amounted to ¥14,520,154 million and ¥14,574,702 million at March 31, 2013 and 2012, respectively.

Foreign

The following table shows the outstanding loans and advances to our customers whose domiciles are not in Japan, classified by industry, before deducting the allowance for loan losses, and adjusting unearned income, unamortized premiums-net and deferred loan fees-net at the dates indicated.

	At March 31,
	2013	2012
	(In millions)
Public sector	¥121,611	¥130,426
Financial institutions	2,500,624	2,012,751
Commerce and industry	13,502,283	10,364,685
Lease financing	208,099	191,966
Others	793,653	706,175

Total foreign	¥17,126,270	¥13,406,003

Allowance for Loan Losses

Fiscal Year Ended March 31, 2013 Compared to Fiscal Year Ended March 31, 2012

For the fiscal year ended March 31, 2013, the allowance for loan losses decreased by ¥118,686 million, or 9%, from ¥1,381,164 million at March 31, 2012 to ¥1,262,478 million at March 31, 2013. We recorded a provision for loan losses of ¥138,375 million for the fiscal year ended March 31, 2013, which is a decrease from ¥144,022 million for the fiscal year ended March 31, 2012.

We calculate the allowance for loan losses using the latest assignment of obligor grades and supplementary data such as the borrowers’ operating cash flows, realizable value of collateral and recent economic conditions.

For the first half of the fiscal year ended March 31, 2013, although the Japanese economy was supported by domestic demand from post-earthquake reconstruction, the prolonged slowdown in the global economy contributed to the contraction of the Japanese economy. However, the Japanese economy gradually improved in the second half of the fiscal year. GDP growth in the second half was supported by an increase in private consumption. Exports also grew toward the end of the fiscal year, reflecting gradual recovery in the global economy and depreciation of the yen. As a result, Japanese GDP increased by 1.2% for the fiscal year ended March 31, 2013, compared with an increase of 0.2% in the previous fiscal year.

In addition to the gradual recovery of the Japanese economy, our consistent implementation of consultative actions tailored to our borrowers’ businesses and financial condition, such as by supporting the development of operational improvement plans for borrowers, contributed to the improvement of our loan portfolio and the containment of credit costs. We manage centrally and globally our credit monitoring procedures on a cross-region basis, in order to reduce our credit risk exposure and hence the amount of provision required. As part of day-to-day risk management, we regularly assess our customers to review the obligor grades (our internal credit rating) assigned to them based on the latest available financial information. We also review the obligor grades of our customers upon the occurrence of events or a change in their financial condition that are indicative of a change in the borrower’s repayment ability.

Our provision for loan losses decreased by ¥5,647 million from ¥144,022 million for the fiscal year ended March 31, 2012 to ¥138,375 million for the fiscal year ended March 31, 2013.

Charge-offs decreased by ¥91,027 million from the previous fiscal year to ¥264,198 million for the fiscal year ended March 31, 2013. The overall charge-offs of domestic loans and advances decreased by ¥65,470 million compared to the previous fiscal year to ¥241,137 million for the fiscal year ended March 31, 2013. Although the charge-offs related to customers from the consumer industry increased due to the inclusion of the full year impact of SMBC Consumer Finance, the charge-offs related to customers from the wholesale and retail and manufacturing industries decreased. Charge-offs of foreign loans and advances decreased by ¥25,557 million compared to the previous fiscal year to ¥23,061 million for the fiscal year ended March 31, 2013.

For the fiscal year ended March 31, 2013, charge-offs recognized through the sales of loans and write-offs, which decrease the balance of the allowance for loan losses, exceeded the provision for loan losses, which increases the balance of the allowance for loan losses. Accordingly, the overall allowance for loan losses decreased by ¥118,686 million at March 31, 2013 compared to March 31, 2012.

Fiscal Year Ended March 31, 2012 Compared to Fiscal Year Ended March 31, 2011

For the fiscal year ended March 31, 2012, the allowance for loan losses decreased by ¥205,969 million, or 13%, from ¥1,587,133 million at March 31, 2011 to ¥1,381,164 million at March 31, 2012. We recorded a provision for loan losses of ¥144,022 million for the fiscal year ended March 31, 2012, which was a decrease from ¥259,292 million for the fiscal year ended March 31, 2011.

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

Charge-offs increased by ¥155,464 million from the previous fiscal year to ¥355,225 million for the fiscal year ended March 31, 2012. The overall charge-offs of domestic loans and advances increased by ¥130,890 million compared to the previous fiscal year to ¥306,607 million for the fiscal year ended March 31, 2012 and especially the charge-offs related to wholesale and retail and consumer industries increased. Charge-offs of foreign loans and advances increased by ¥24,574 million compared to the previous fiscal year to ¥48,618 million for the fiscal year ended March 31, 2012.

For the fiscal year ended March 31, 2012, charge-offs that were recognized mainly through the sales of loans, which decrease the balance of the allowance for loan losses, exceeded the provision for loan losses, which increases the balance of the allowance for loan losses. Accordingly, the overall allowance for loan losses decreased by ¥205,969 million at March 31, 2012 compared to March 31, 2011.

The following table shows the analysis of our allowance for loan losses for each of the periods indicated.

	For the fiscal year ended March 31,
	2013	2012	2011
	(In millions)
Allowance for loan losses at beginning of period	¥1,381,164	¥1,587,133	¥1,533,555
Provision for loan losses	138,375	144,022	259,292
Charge-offs:
Domestic	241,137	306,607	175,717
Foreign	23,061	48,618	24,044

Total	264,198	355,225	199,761

Recoveries:
Domestic	10,103	4,595	2,624
Foreign	333	207	190

Total	10,436	4,802	2,814

Net charge-offs	253,762	350,423	196,947
Others(1)	(3,299)	432	(8,767)

Allowance for loan losses at end of period	¥1,262,478	¥1,381,164	¥1,587,133

(1)	Others mainly include foreign exchange translations as well as the exclusion of the allowance for loan losses related to ORIX Credit, as the Bank transferred all of its shares of ORIX Credit to ORIX in June 2012 for the fiscal year ended March 31, 2013, whereas the amount for the fiscal year ended March 31, 2011 mainly includes foreign exchange translations.

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

The following table shows the distribution of impaired loans and advances by “potentially bankrupt, effectively bankrupt and bankrupt (loans and advances),” “past due three months or more (loans),” “restructured (loans)” and “other impaired (loans and advances)” at March 31, 2013 and 2012 by domicile and type of industry of the borrowers.

	At March 31,
	2013	2012
	(In millions)
Potentially bankrupt, effectively bankrupt and bankrupt (loans and advances):
Domestic:
Manufacturing	¥215,600	¥187,982
Agriculture, forestry, fisheries and mining	5,210	5,295
Construction	101,255	118,413
Transportation, communications and public enterprises	109,449	68,768
Wholesale and retail	232,779	225,399
Finance and insurance	15,822	13,350
Real estate and goods rental and leasing	449,163	499,485
Services	203,197	213,142
Lease financing	17,030	10,742
Consumer	270,060	312,181
Others	69,859	67,174

Total domestic	1,689,424	1,721,931

Foreign:
Public sector	14	14
Financial institution	6,191	19,383
Commerce and industry	178,022	162,509
Lease financing	7,522	4,140
Others	2,271	3,019

Total foreign	194,020	189,065

Total	1,883,444	1,910,996

Past due three months or more (loans):
Domestic	27,102	32,069
Foreign	557	1,130

Total	27,659	33,199

Restructured (loans):
Domestic	337,494	390,060
Foreign	29,650	24,644

Total	367,144	414,704

Other impaired (loans and advances):
Domestic	204,775	255,615
Foreign	119	2,588

Total	204,894	258,203

Gross impaired loans and advances	2,483,141	2,617,102

Less: Allowance for loan losses	(1,144,130)	(1,234,299)

Net impaired loans and advances	¥1,339,011	¥1,382,803

In addition to the discussion in this section, see Note 45 “Financial Risk Management—Credit Risk” to our consolidated financial statements included elsewhere in this annual report.

Investment Securities

Our investment securities, including available-for-sale financial assets and held-to-maturity investments, totaled ¥35,728,537 million at March 31, 2013, a decrease of ¥1,595,563 million, or 4%, from ¥37,324,100 million at March 31, 2012. The decrease of our investment securities was due mainly to a decrease in our holding of available-for-sale domestic bonds.

Our bond portfolio is principally held for asset and liability management purposes. Our bond portfolio mostly consisted of Japanese government bonds, and U.S. Treasury and other U.S. government agency bonds.

Our held-to-maturity investments amounted to ¥5,840,257 million at March 31, 2013, an increase of ¥562,989 million, or 11%, from ¥5,277,268 million at March 31, 2012, mainly due to an increase in Japanese government bonds, which are the principal components of our held-to-maturity investments portfolio.

Domestic available-for-sale financial assets included ¥20,301,306 million of domestic debt instruments at March 31, 2013, a decrease of ¥3,025,810 million from ¥23,327,116 million at March 31, 2012. The decrease was due mainly to a decrease in investments in Japanese government bonds, especially bonds with a maturity of less than five years. Japanese government bonds with a maturity of less than a year and Japanese government bonds with a maturity of less than five years accounted for 35% and 97%, respectively, of our total Japanese government bonds. We managed the average duration of our government bonds to be short. As for our foreign available-for-sale financial assets, we had ¥5,647,893 million of foreign debt instruments at March 31, 2013, including ¥5,020,146 million of foreign government bonds, consisting mainly of U.S. government bonds. Of our foreign government bonds, 97% had a maturity of less than five years.

We had ¥3,458,978 million of domestic equity instruments and ¥480,103 million of foreign equity instruments at March 31, 2013. Our domestic equity instruments, which consisted principally of publicly traded Japanese stocks and included common and preferred stocks issued by our customers, increased by ¥621,961 million, or 22%, from ¥2,837,017 million at March 31, 2012. Net unrealized gains on our domestic equity instruments increased by ¥641,772 million from ¥916,457 million at March 31, 2012 to ¥1,558,229 million at March 31, 2013. The increase was due mainly to a rise in the market prices of these stocks in an overall environment where, as described in “Item 5. Operating and Financial Review and Prospects—Overview—Operating Environment,” the Nikkei Stock Average rose from ¥10,083.56 at March 31, 2012 to ¥12,397.91 at March 31, 2013, although the index at the end of the interim period was ¥8,870.16. Net unrealized gains on our foreign equity instruments increased by ¥87,784 million from ¥88,562 million at March 31, 2012 to ¥176,346 million at March 31, 2013.

We recognize the risks associated with our equity portfolio, owing to its volatility as well as its relatively poor dividend yields. Accordingly, we have been actively looking to minimize the negative effect of holding a large equity portfolio through economic hedging and derivative transactions while maintaining existing client relationships.

We have no transactions pursuant to repurchase agreements, securities lending transactions or other transactions involving the transfer of financial assets with an obligation to repurchase such transferred assets that are treated as sales for accounting purposes.

The following tables show the amortized cost, gross unrealized gains and losses and estimated fair value of our investment securities, which are classified as held-to-maturity investments and available-for-sale financial assets at March 31, 2013, 2012 and 2011.

	At March 31, 2013
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥5,514,196	¥57,018	¥37	¥5,571,177
Japanese municipal bonds	159,148	1,883	—	161,031
Japanese corporate bonds	166,913	2,547	4	169,456

Total domestic	5,840,257	61,448	41	5,901,664

Foreign	—	—	—	—

Total	¥5,840,257	¥61,448	¥41	¥5,901,664

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥19,529,436	¥47,954	¥255	¥19,577,135
Japanese municipal bonds	196,263	1,658	14	197,907
Japanese corporate bonds	522,489	4,194	419	526,264
Other debt instruments	—	—	—	—
Equity instruments	1,900,749	1,560,861	2,632	3,458,978

Total domestic	22,148,937	1,614,667	3,320	23,760,284

Foreign:
U.S. Treasury and other U.S. government agency bonds	3,803,402	3,068	1,990	3,804,480
Other governments and official institutions bonds	1,213,015	2,997	346	1,215,666
Mortgage-backed securities	331,881	517	3,794	328,604
Other debt instruments	296,004	3,559	420	299,143
Equity instruments	303,757	176,445	99	480,103

Total foreign	5,948,059	186,586	6,649	6,127,996

Total	¥28,096,996	¥1,801,253	¥9,969	¥29,888,280

	At March 31, 2012
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥4,857,096	¥62,369	¥91	¥4,919,374
Japanese municipal bonds	177,732	2,814	3	180,543
Japanese corporate bonds	242,440	4,507	10	246,937

Total domestic	5,277,268	69,690	104	5,346,854

Foreign	—	—	—	—

Total	¥5,277,268	¥69,690	¥104	¥5,346,854

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥22,502,697	¥28,365	¥769	¥22,530,293
Japanese municipal bonds	295,664	2,167	16	297,815
Japanese corporate bonds	380,595	2,323	955	381,963
Other debt instruments	117,045	—	—	117,045
Equity instruments	1,920,560	926,259	9,802	2,837,017

Total domestic	25,216,561	959,114	11,542	26,164,133

Foreign:
U.S. Treasury and other U.S. government agency bonds	4,410,599	4,458	10,288	4,404,769
Other governments and official institutions bonds	538,661	331	817	538,175
Mortgage-backed securities	324,391	6,710	30	331,071
Other debt instruments	256,878	2,397	2,476	256,799
Equity instruments	263,323	88,739	177	351,885

Total foreign	5,793,852	102,635	13,788	5,882,699

Total	¥31,010,413	¥1,061,749	¥25,330	¥32,046,832

	At March 31, 2011
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥3,763,715	¥53,247	¥1,464	¥3,815,498
Japanese municipal bonds	171,516	2,723	39	174,200
Japanese corporate bonds	246,609	5,853	29	252,433

Total domestic	4,181,840	61,823	1,532	4,242,131

Foreign	—	—	—	—

Total	¥4,181,840	¥61,823	¥1,532	¥4,242,131

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥20,247,115	¥4,824	¥28,461	¥20,223,478
Japanese municipal bonds	373,041	1,350	1,640	372,751
Japanese corporate bonds	412,501	2,440	1,474	413,467
Other debt instruments	202,768	2,454	—	205,222
Equity instruments	2,036,144	868,936	19,683	2,885,397

Total domestic	23,271,569	880,004	51,258	24,100,315

Foreign:
U.S. Treasury and other U.S. government agency bonds	4,354,133	3,006	73,879	4,283,260
Other governments and official institutions bonds	1,288,687	421	23,186	1,265,922
Mortgage-backed securities	210,930	866	5,952	205,844
Other debt instruments	292,702	2,179	1,308	293,573
Equity instruments	254,214	77,177	39	331,352

Total foreign	6,400,666	83,649	104,364	6,379,951

Total	¥29,672,235	¥963,653	¥155,622	¥30,480,266

The following tables show the estimated fair value and gross unrealized losses of our investment securities, aggregated by the length of time that the individual securities have been in a continuous unrealized loss position at March 31, 2013, 2012 and 2011. Note that none of the available-for-sale equity instruments included in the tables has been in a continuous unrealized loss position for more than twelve months, since under our accounting policy, a significant or prolonged decline in the fair value of an equity instrument below its cost is considered to be an objective evidence of impairment.

	At March 31, 2013
	Less than twelve months		Twelve months or more		Total
	Estimated fair value	Gross unrealized losses	Estimated fair value	Gross unrealized losses	Estimated fair value	Gross unrealized losses
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥269,676	¥37	¥—	¥—	¥269,676	¥37
Japanese municipal bonds	373	—	—	—	373	—
Japanese corporate bonds	716	—	507	4	1,223	4

Total domestic	270,765	37	507	4	271,272	41

Foreign:	—	—	—	—	—	—

Total	¥270,765	¥37	¥507	¥4	¥271,272	¥41

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥1,714,251	¥255	¥23	¥—	¥1,714,274	¥255
Japanese municipal bonds	2,244	14	127	—	2,371	14
Japanese corporate bonds	41,272	115	13,890	304	55,162	419
Other debt instruments	—	—	—	—	—	—
Equity instruments	29,540	2,632	—	—	29,540	2,632

Total domestic	1,787,307	3,016	14,040	304	1,801,347	3,320

Foreign:
U.S. Treasury and other U.S. government agency bonds	1,148,832	1,990	—	—	1,148,832	1,990
Other governments and official institutions bonds	429,021	309	33,638	37	462,659	346
Mortgage-backed securities	299,869	3,794	—	—	299,869	3,794
Other debt instruments	15,120	55	68,011	365	83,131	420
Equity instruments	17,831	99	—	—	17,831	99

Total foreign	1,910,673	6,247	101,649	402	2,012,322	6,649

Total	¥3,697,980	¥9,263	¥115,689	¥706	¥3,813,669	¥9,969

	At March 31, 2012
	Less than twelve months		Twelve months or more		Total
	Estimated fair value	Gross unrealized losses	Estimated fair value	Gross unrealized losses	Estimated fair value	Gross unrealized losses
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥69,930	¥91	¥—	¥—	¥69,930	¥91
Japanese municipal bonds	2,299	3	—	—	2,299	3
Japanese corporate bonds	—	—	2,507	10	2,507	10

Total domestic	72,229	94	2,507	10	74,736	104

Foreign:	—	—	—	—	—	—

Total	¥72,229	¥94	¥2,507	¥10	¥74,736	¥104

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥2,794,099	¥767	¥47,014	¥2	¥2,841,113	¥769
Japanese municipal bonds	7,589	16	113	—	7,702	16
Japanese corporate bonds	53,860	92	24,402	863	78,262	955
Other debt instruments	—	—	—	—	—	—
Equity instruments	77,543	9,802	—	—	77,543	9,802

Total domestic	2,933,091	10,677	71,529	865	3,004,620	11,542

Foreign:
U.S. Treasury and other U.S. government agency bonds	2,093,570	10,288	—	—	2,093,570	10,288
Other governments and official institutions bonds	338,227	794	38,942	23	377,169	817
Mortgage-backed securities	91	8	8,164	22	8,255	30
Other debt instruments	75,205	362	49,585	2,114	124,790	2,476
Equity instruments	8,076	177	—	—	8,076	177

Total foreign	2,515,169	11,629	96,691	2,159	2,611,860	13,788

Total	¥5,448,260	¥22,306	¥168,220	¥3,024	¥5,616,480	¥25,330

	At March 31, 2011
	Less than twelve months		Twelve months or more		Total
	Estimated fair value	Gross unrealized losses	Estimated fair value	Gross unrealized losses	Estimated fair value	Gross unrealized losses
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥378,410	¥1,464	¥—	¥—	¥378,410	¥1,464
Japanese municipal bonds	11,860	39	—	—	11,860	39
Japanese corporate bonds	2,679	12	2,482	17	5,161	29

Total domestic	392,949	1,515	2,482	17	395,431	1,532

Foreign:	—	—	—	—	—	—

Total	¥392,949	¥1,515	¥2,482	¥17	¥395,431	¥1,532

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥13,496,173	¥28,461	¥—	¥—	¥13,496,173	¥28,461
Japanese municipal bonds	176,313	1,640	80	—	176,393	1,640
Japanese corporate bonds	134,558	1,469	1,328	5	135,886	1,474
Other debt instruments	—	—	—	—	—	—
Equity instruments	221,122	19,683	—	—	221,122	19,683

Total domestic	14,028,166	51,253	1,408	5	14,029,574	51,258

Foreign:
U.S. Treasury and other U.S. government agency bonds	2,785,682	71,332	40,601	2,547	2,826,283	73,879
Other governments and official institutions bonds	956,761	23,158	12,819	28	969,580	23,186
Mortgage-backed securities	139,860	5,951	340	1	140,200	5,952
Other debt instruments	114,576	1,179	17,578	129	132,154	1,308
Equity instruments	1,010	39	—	—	1,010	39

Total foreign	3,997,889	101,659	71,338	2,705	4,069,227	104,364

Total	¥18,026,055	¥152,912	¥72,746	¥2,710	¥18,098,801	¥155,622

Trading Assets

The following table shows our trading assets at March 31, 2013 and 2012. Our trading assets were ¥4,097,084 million at March 31, 2013, a decrease of ¥364,174 million from ¥4,461,258 million at March 31, 2012. The decrease in trading assets was principally due to a decrease in our holdings of Japanese government bonds, which was partially offset by an increase in equity instruments mainly held by consolidated investment funds.

	At March 31,
	2013	2012
	(In millions)
Debt instruments	¥3,331,405	¥4,132,979
Equity instruments	765,679	328,279

Total trading assets	¥4,097,084	¥4,461,258

Financial Assets at Fair Value Through Profit or Loss

The following table shows the fair value of our financial assets at fair value through profit or loss at March 31, 2013 and 2012. The fair value was ¥2,045,046 million at March 31, 2013, a decrease from ¥2,150,409 million at March 31, 2012, primarily due to a decrease in our holdings of debt instruments.

	At March 31,
	2013	2012
	(In millions)
Debt instruments	¥1,911,478	¥2,019,559
Equity instruments	133,568	130,850

Total financial assets at fair value through profit or loss	¥2,045,046	¥2,150,409

Exposures to Selected European Countries

The following tables show exposures to Greece, Italy, Ireland, Portugal and Spain at March 31, 2013 and 2012. Our exposures to those countries consisted mainly of loans, trade financing, leases, guarantees and unused commitments to large corporations, and project finance transactions. All figures in this subsection are based on the data collected for our internal risk management.

	At March 31, 2013
	Sovereign	Financial institutions	Non-financial corporations	Total
	(In billions)
Greece	¥—	¥—	¥6.3	¥6.3
Italy	0.1	0.2	300.2	300.5
Ireland	—	0.1	57.7	57.8
Portugal	—	—	3.6	3.6
Spain	2.7	0.1	219.9	222.7

Total(1)	¥2.8	¥0.4	¥587.7	¥590.9

(1)	The total amount at March 31, 2013 includes exposures related to the aircraft leasing business which commenced in June 2012 as SMBC Aviation Capital.

	At March 31, 2012
	Sovereign	Financial institutions	Non-financial corporations	Total
	(In billions)
Greece	¥—	¥—	¥5.4	¥5.4
Italy	0.1	0.3	240.7	241.1
Ireland	—	0.1	35.9	36.0
Portugal	—	2.2	1.9	4.1
Spain	3.0	9.1	166.2	178.3

Total	¥3.1	¥11.7	¥450.1	¥464.9

Securitized Products and Leveraged Loans

At March 31, 2013, we held ¥106.9 billion of securitized products such as residential mortgage-backed securities (“RMBS”), commercial mortgage-backed securities (“CMBS”), and collateralized loan obligations (“CLO”). We did not incur any losses on these securitized products for the fiscal year ended March 31, 2013.

At March 31, 2013, we had ¥423.8 billion in leveraged loans and ¥135.0 billion undrawn commitments for those loans as shown in the table below. The leveraged loans and undrawn commitments are reported in loans and advances and loan commitments in our consolidated financial statements, respectively. All figures in this subsection are approximate amounts based on a managerial accounting basis.

	At March 31,
	2013		2012
	Loans	Undrawn commitments	Loans	Undrawn commitments
	(In billions)
Europe	¥109.4	¥16.6	¥151.2	¥20.7
Japan	180.8	36.3	131.0	22.3
United States	73.8	76.5	75.6	51.1
Asia (excluding Japan)	59.8	5.6	62.0	5.7

Total	¥423.8	¥135.0	¥419.8	¥99.8

Liabilities

Our total liabilities increased by ¥5,006,041 million from ¥134,259,035 million at March 31, 2012 to ¥139,265,076 million at March 31, 2013, due primarily to an increase of deposits, partially offset by a decrease in borrowings.

The following table shows our liabilities at March 31, 2013 and 2012.

	At March 31,
	2013	2012
	(In millions)
Deposits	¥101,021,413	¥92,853,566
Call money and bills sold	2,954,052	2,144,600
Repurchase agreements and cash collateral on securities lent	6,510,627	7,487,633
Trading liabilities	1,910,905	2,173,567
Derivative financial instruments	6,936,991	5,850,813
Borrowings	6,475,543	10,412,858
Debt securities in issue	8,085,263	7,377,742
Provisions	279,131	425,350
Other liabilities	4,776,912	5,401,790
Current tax liabilities	206,977	61,786
Deferred tax liabilities	107,262	69,330

Total liabilities	¥139,265,076	¥134,259,035

Deposits

We offer a wide range of standard banking accounts through the offices of banking subsidiaries in Japan, including non-interest-bearing demand deposits, interest-bearing demand deposits, deposits at notice, time deposits and negotiable certificates of deposit. Domestic deposits, approximately 80% of total deposits, are our principal source of funds for our domestic operations. The deposits in the domestic offices of our banking subsidiaries are principally from individuals and private corporations, with the balance from governmental bodies (including municipal authorities) and financial institutions.

The Bank’s foreign offices accept deposits mainly in U.S. dollars, but also in yen and other currencies, and are active participants in the Euro-currency market as well as the United States domestic money market. Foreign deposits mainly consist of stable types of deposits, such as deposits at notice, time deposits, and negotiable certificates of deposit, which the New York branch of the Bank and SMBC Europe issue in U.S. dollars and in other currencies. These deposits typically pay interest rates determined with reference to market rates such as LIBOR.
Our deposit balances at March 31, 2013 were ¥101,021,413 million, an increase of ¥8,167,847 million, or 9%, from ¥92,853,566 million at March 31, 2012, due primarily to an increase in negotiable certificates of deposit in foreign offices, partially reflecting our efforts to expand and diversify our foreign currency funding sources.

The following table shows a breakdown of our domestic and foreign offices’ deposits at the dates indicated.

	At March 31,
	2013	2012
	(In millions)
Domestic offices:
Non-interest-bearing demand deposits	¥13,861,251	¥13,424,217
Interest-bearing demand deposits	36,289,375	34,344,937
Deposits at notice	1,013,371	855,577
Time deposits	25,191,506	25,118,371
Negotiable certificates of deposit	5,553,910	5,327,488
Others	3,817,919	3,786,138

Total domestic offices	85,727,332	82,856,728

Foreign offices:
Non-interest-bearing demand deposits	454,010	410,624
Interest-bearing demand deposits	927,203	804,527
Deposits at notice	5,092,908	3,642,208
Time deposits	2,509,551	1,745,146
Negotiable certificates of deposit	6,201,744	3,266,150
Others	108,665	128,183

Total foreign offices	15,294,081	9,996,838

Total deposits	¥101,021,413	¥92,853,566

Borrowings

Borrowings include short-term borrowings, unsubordinated and subordinated long-term borrowings, liabilities associated with securitization transactions of our own assets and lease obligations. At March 31, 2013, our borrowings were ¥6,475,543 million, a decrease of ¥3,937,315 million, or 38%, from ¥10,412,858 million at March 31, 2012, due primarily to a decrease in short-term borrowings.

At March 31, 2013, our short-term borrowings accounted for 38% of our total borrowings, and our long-term borrowings accounted for 42% of our total borrowings.

The following table shows the balances with respect to our borrowings at March 31, 2013 and 2012.

	At March 31,
	2013	2012
	(In millions)
Short-term borrowings	¥2,467,661	¥6,392,554
Long-term borrowings:
Unsubordinated	2,398,658	2,253,600
Subordinated	314,450	374,250
Liabilities associated with securitization transactions	1,196,820	1,338,163
Lease obligations	97,954	54,291

Total borrowings	¥6,475,543	¥10,412,858

For more information, see Note 18 “Borrowings” to our consolidated financial statements included elsewhere in this annual report, which sets forth summaries of short- and long-term borrowings with their contractual interest rates and currencies.

Debt Securities in Issue

Debt securities in issue at March 31, 2013 were ¥8,085,263 million, an increase of ¥707,521 million, or 10%, from ¥7,377,742 million at March 31, 2012 due mainly to an increase in commercial paper and senior bonds, which partly reflects our efforts to expand foreign currency funding sources.

	At March 31,
	2013	2012
	(In millions)
Commercial paper	¥3,190,675	¥2,743,664
Bonds	2,751,479	2,224,116
Subordinated bonds	2,007,866	2,398,100
Other	135,243	11,862

Total debt securities in issue	¥8,085,263	¥7,377,742

For additional information, see Note 19 “Debt Securities in Issue” to our consolidated financial statements included elsewhere in this annual report, which sets forth summaries of debt securities in issue with their contractual interest rates and currencies.

In the normal course of business, we enter into contractual obligations that require future cash payments. “Item 5.F. Tabular Disclosure of Contractual Obligations” sets forth a summary of our contractual cash obligations at March 31, 2013.

Total Equity

Our total equity increased by ¥1,127,259 million from ¥7,615,391 million at March 31, 2012 to ¥8,742,650 million at March 31, 2013, due primarily to an increase in retained earnings and other reserves. The increase in retained earnings mainly reflected our net profit. The increase in other reserves is due to an increase of available-for-sale financial assets reserve reflecting a rise in market prices of domestic equity instruments, and exchange differences on translating the foreign operations reserve reflecting the depreciation of the yen. For more information, see Note 24 “Shareholders’ Equity” and Note 25 “Non-controlling Interests” to our consolidated financial statements included elsewhere in this annual report.

	At March 31,
	2013	2012
	(In millions)
Capital stock	¥2,337,896	¥2,337,896
Capital surplus	862,305	862,933
Retained earnings	2,596,104	2,162,696
Other reserves	1,069,603	437,177
Treasury stock	(227,373)	(236,037)

Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.	6,638,535	5,564,665
Non-controlling interests	2,104,115	2,050,726

Total equity	¥8,742,650	¥7,615,391

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

	At and for the fiscal year ended March 31, 2013
	Total equity	Net profit
	(In millions)
IFRS	¥8,742,650	¥690,756
Differences arising from different accounting for:
1. Scope of consolidation	79,552	(39,770)
2. Derivative financial instruments	105,744	53,326
3. Investment securities	(205,854)	116,257
4. Loans and advances	(170,218)	(44,236)
5. Investments in associates and joint ventures	83	(22,413)
6. Property, plant and equipment	(5,635)	(390)
7. Lease accounting	(7,679)	7,742
8. Defined benefit plans	11,537	(19,430)
9. Deferred tax assets	(102,817)	170,411
10. Foreign currency translation	—	56,882
Others	(98,988)	(9,483)
Tax effect of the above	94,843	(41,586)

Japanese GAAP	¥8,443,218	¥918,066

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

Under Japanese GAAP, we recognize impairment of available-for-sale equity instruments if the decline in fair value below the cost, less previously recognized impairment loss, is in general 50% or more. Under IFRS, we assess whether there is objective evidence that available-for-sale equity instruments are impaired, including a significant or prolonged decline in the fair value below cost and other qualitative impairment indicators. Additionally, under Japanese GAAP, we reverse impairment losses recognized in a previous interim period, whereas the reversal of the impairment losses on equity instruments is not allowed under IFRS.

4.	Loans and advances

Under Japanese GAAP, the reserve for possible loan losses for specifically identified significant loans is calculated by the discounted cash flow (“DCF”) method, which is based on the present value of reasonably estimated cash flows discounted at the original contractual interest rate of the loan. The reserve for possible loan losses for the remaining loans is collectively calculated using the historical loss experience, or individually calculated based on the estimated uncollectible amount considering the historical loss experience and the recoveries from collateral, guarantees and any other collectible cash flows. The historical loss experience for 1 year or 3 years, according to the obligor grade, is calculated basically based on the averaged historical results of at least the past three years. Under IFRS, the allowance for loan losses for individually significant impaired loans is calculated by the DCF method based on the best estimate of cash flows discounted at the original effective interest rate which differs from the calculation of the DCF method under Japanese GAAP. The scope of the loans that are subject to the DCF method under IFRS is wider than that under Japanese GAAP. The allowance for loan losses for the remaining loans is collectively calculated by homogeneous group using statistical methods based on the historical loss experience and incorporating the effect of the time value of money. A qualitative analysis based on related economic factors is then performed to reflect the current conditions at the end of the reporting period. The allowance for the non-impaired loan losses is calculated as incurred but not yet identified losses for the period between the impairment occurring and the loss being identified, which are different from the expected losses under Japanese GAAP.

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

Under Japanese GAAP, pursuant to the practical guidelines issued by the Japanese Institute of Certified Public Accountants, we recognize deferred tax assets to the extent that the realization of the tax benefit is highly probable based on the schedule. Under IFRS, deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. For example, deferred tax assets for deductible temporary differences relating to impairment of financial instruments of which the timing of the reversal is difficult to estimate cannot be recognized under Japanese GAAP, whereas they can be recognized under IFRS to the extent that it is probable that future taxable profit will be available.

10.	Foreign currency translation

Under Japanese GAAP, the income statement items of foreign operations are translated into Japanese yen, our presentation currency, using the (spot) closing rate, whereas under IFRS they are translated into the presentation currency using the exchange rate at the dates of the transactions or, if the exchange rates do not fluctuate significantly, at average exchange rates. In addition, under Japanese GAAP, certain foreign operations’ monetary items denominated in foreign currencies are translated into Japanese yen using the exchange rate at the end of the reporting period. However, under IFRS the monetary items for which settlement is neither planned nor likely to occur in the foreseeable future are translated using the exchange rates at the dates of initial transactions.

5.B.    LIQUIDITY AND CAPITAL RESOURCES

We consistently endeavor to enhance the management of our liquidity profile and strengthen our capital base to meet our customers’ loan requirements and deposit withdrawals and respond to unforeseen situations such as adverse movements in stock, foreign currency, interest rate and other markets, or changes in general domestic or international conditions.

Liquidity

We derive funding for our operations both from domestic and international sources. Our domestic funding is derived primarily from deposits placed with the Bank by its corporate and individual customers, and also from call money (inter-bank), bills sold (inter-bank promissory notes), repurchase agreements, borrowings, and negotiable certificates of deposit issued by the Bank to domestic and international customers. Our international sources of funds are principally from deposits from corporate customers and inter-bank market, negotiable certificates of deposit, commercial paper, and also from repurchase agreements and cash collateral on securities lent. We closely monitor maturity gaps and foreign exchange exposure in order to manage our liquidity profile.

As shown in the following table, total deposits increased by ¥8,167,847 million, or 9%, from ¥92,853,566 million at March 31, 2012 to ¥101,021,413 million at March 31, 2013. The balance of deposits at March 31, 2013 exceeded the balance of loans and advances by ¥25,034,356 million due primarily to the stable deposit base in Japan. Our loan-to-deposit ratio (total loans and advances divided by total deposits) in the same period was 75%, which contributed greatly to the reduction of our liquidity risk. Our balances of large-denomination domestic yen time deposits are stable due to the historically high rollover rate of our corporate customers and individual depositors.

	At March 31,
	2013	2012
	(In millions)
Loans and advances	¥75,987,057	¥72,536,813
Deposits	101,021,413	92,853,566

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

Secondary sources of liquidity include short-term debts, such as call money, bills sold, and commercial paper issued at an inter-bank or other wholesale markets. We also issue long-term debts, including both senior and subordinated debts, as additional sources of liquidity. With short- and long-term debts, we can diversify our funding sources and effectively manage our funding costs and enhance our capital adequacy ratios when appropriate.

We source our funding in foreign currencies primarily from financial institutions, general corporations, and institutional investors, through short- and long-term financing. Even if we encounter declines in our credit quality or that of Japan in the future, we expect to be able to purchase foreign currencies in sufficient amounts using the yen funds raised through our domestic customer base. As further measures to support our foreign currency liquidity, we hold foreign debt securities, maintain credit lines and swap facilities denominated in foreign currencies, and pledge collateral to the U.S. Federal Reserve Bank.

We maintain management and control systems to support our ability to access liquidity on a stable and cost-effective basis. For further information, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Market Risk and Liquidity Risk—Framework for Market and Liquidity Risk Management.”

We believe we are able to access such sources of liquidity on a stable and flexible basis by keeping credit ratings at a high level. The following table shows credit ratings assigned to SMFG by S&P and Fitch at June 30, 2013:

At June 30, 2013
S&P			Fitch
Long-term	Outlook	Short-term	Long-term	Outlook	Short-term
A	N	A-1	A-	S	F1

The following table shows credit ratings assigned to the Bank by S&P and Fitch at June 30, 2013:

At June 30, 2013
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

Capital Management

With regard to capital management, we strictly abide by the capital adequacy guidelines set by the FSA. Japan’s capital adequacy guidelines are based on the Basel Capital Accord, which was proposed by the BCBS for uniform application to all banks which have international operations in industrialized countries. Japan’s capital adequacy guidelines may be different from those of central banks or supervisory bodies of other countries because they have been designed by the FSA to suit the Japanese banking environment. Our banking subsidiaries outside of Japan are also subject to the local capital ratio requirements.

Each figure for the FSA capital adequacy guidelines is calculated based on our financial statements prepared under Japanese GAAP.

The FSA capital adequacy guidelines permit Japanese banks to choose from the standardized approach (“SA”), the foundation IRB approach and the advanced IRB approach for credit risk, and the basic indicator approach (“BIA”), the standardized approach (“TSA”) and the AMA for operational risk. To be eligible to adopt the foundation IRB approach or the advanced IRB approach for credit risk, and the TSA or the AMA for operational risk, a Japanese bank must establish advanced risk management systems and receive prior approval from the FSA.

We and the Bank have adopted the advanced IRB approach since March 31, 2009 and the AMA since March 31, 2008.

In December 2010, the BCBS published the new Basel III rules text. The Basel III framework sets out higher and better-quality capital, better risk coverage, the introduction of a leverage ratio as a backstop to the risk-based requirement, measures to promote the build up of capital that can be drawn down in periods of stress, and the introduction of two global liquidity standards. To reflect changes made by the BCBS, the FSA changed its capital adequacy guidelines and the changes have been generally applied from March 31, 2013, which generally reflects the main measures of the minimum capital requirements of the BCBS that started to be phased in from January 1, 2013 and will be fully applied from March 31, 2019.

These capital reforms will increase the minimum common equity requirement from 2% to 4.5% and require banks to hold a capital conservation buffer of 2.5% to withstand future periods of stress, bringing the total common equity requirement to 7%. The Tier 1 capital requirement also will be increased from 4% to 6%, resulting in 8.5% when combined with the above-mentioned capital conservation buffer. The total capital requirement remains at the existing level of 8% but also increases to 10.5% due to the capital conservation buffer. In addition, a countercyclical buffer within a range of 0% to 2.5% of common equity or other fully loss absorbing capital will be implemented according to national circumstances. The Group of Central Bank Governors and Heads of Supervision also agreed on transitional arrangements for implementing the new requirements.

Under the transitional arrangements, these new capital requirements are phased in from January 1, 2013 through January 1, 2019. On January 1, 2013, the minimum Common Equity Tier 1 capital requirement and Tier 1 capital requirement were raised to 3.5% and 4.5%, respectively. The minimum Common Equity Tier 1 capital requirement and Tier 1 capital requirement will rise to 4% and 5.5%, respectively on January 1, 2014, and 4.5% and 6%, respectively on January 1, 2015. The capital conservation buffer and countercyclical buffer will be phased in from January 1, 2016, which has not been adopted by the FSA capital adequacy guideline in Japan yet.

The table below presents our total risk-weighted capital ratio, total capital, and risk-weighted assets under Japanese GAAP at March 31, 2013, based on the Basel III rules.

At March 31, 2013
(In billions, except percentages)
Total risk-weighted capital ratio (consolidated)	14.71%
Tier 1 risk-weighted capital ratio (consolidated)	10.93%
Common Equity Tier 1 risk-weighted capital ratio (consolidated)	9.38%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥9,186.0
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	6,829.0
Common Equity Tier 1 capital	5,855.9
Risk-weighted assets	62,426.1
The amount of minimum capital requirements	4,994.1

Common Equity Tier 1 capital consists primarily of capital stock, capital surplus and retained earnings relating to common shares, and minority interests that meet the criteria set forth in the FSA capital adequacy guidelines for inclusion in Common Equity Tier 1 capital.

Minority interests arising from the issue of common shares by a fully consolidated subsidiary of the bank may receive recognition in Common Equity Tier 1 capital only if: (1) the instrument giving rise to the minority interest would, if issued by the bank, meet all of the criteria set forth in the FSA capital adequacy guidelines for classification as common shares for regulatory capital purposes; and (2) the subsidiary that issued the instrument is itself a bank or other financial institution subject to similar capital adequacy guidelines.

Minority interests that will no longer qualify as Common Equity Tier 1 capital, additional Tier 1 capital, or Tier 2 capital under Basel III will be phased out beginning March 31, 2014 by increments of 20% and will be fully phased out by March 31, 2018.

Regulatory adjustments such as goodwill and other intangibles, deferred tax assets, investment in the common equity capital of banking financial and insurance entities and defined benefit pension fund assets and liabilities are to be applied mainly to the calculation of Common Equity Tier 1 capital in the form of a deduction. Such regulatory adjustments will be phased in from March 31, 2014 through March 31, 2018.

Additional Tier 1 capital consists primarily of preferred securities.

Tier 2 capital consists primarily of subordinated debt securities.

Capital instruments such as preferred securities and subordinated debt issued on or after March 31, 2013 must meet the new requirements to be included in regulatory capital. Capital instruments issued prior to March 31, 2013 that do not meet the requirements set forth in the FSA capital adequacy guidelines no longer qualify as additional Tier 1 or Tier 2 capital. However, if those capital instruments meet the requirements for transitional arrangements set forth in such guidelines, they are eligible for additional Tier 1 or Tier 2 capital only for the phase out period beginning March 31, 2013. The remaining balance of those non-qualifying capital instruments will be reduced in annual 10% increments and be fully phased out by March 31, 2022.

At March 31, 2013, our consolidated total capital was ¥9,186 billion, Tier 1 capital was ¥6,829 billion, and Common Equity Tier 1 capital was ¥5,856 billion. Our total risk-weighted assets at March 31, 2013 were ¥62,426 billion.

On a consolidated basis, our total risk-weighted capital ratio was 14.71%, Tier 1 risk-weighted capital ratio was 10.93% and Common Equity Tier 1 risk-weighted capital ratio was 9.38% at March 31, 2013.

Our capital position and the Bank’s capital position depend in part on the fair market value of our investment securities portfolio, since unrealized gains and losses are included in the amount of regulatory capital. At March 31, 2013, unrealized gains and losses were counted as Tier 2 capital and Additional Tier 1 capital, respectively, but will start to be counted as Common Equity Tier 1 capital from March 31, 2014 by increments of 20% and will be fully counted as Common Equity Tier 1 capital from March 31, 2018. Since our other securities (including money held in trust) with a readily ascertainable market value included unrealized gains and losses, substantial fluctuations in the Japanese stock markets may affect our capital position and the capital position of the Bank.

In addition, our capital position and the bank’s capital position would be negatively affected if deferred tax assets cannot be recognized. Under guidelines issued by the JICPA, a company will lose its ability to recognize deferred tax assets if, in principle, it has substantial amounts of negative annual taxable income for each of three consecutive years or more and is expected to have significant negative taxable income in the following fiscal year.

Set forth below are tables of risk-weighted capital ratios of the Bank at March 31, 2013 on a consolidated and nonconsolidated basis.

At March 31, 2013
(In billions, except percentages)
Total risk-weighted capital ratio (consolidated)	16.84%
Tier 1 risk-weighted capital ratio (consolidated)	12.69%
Common Equity Tier 1 risk-weighted capital ratio (consolidated)	11.26%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥9,386.5
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	7,072.8
Common Equity Tier 1 capital	6,277.1
Risk-weighted assets	55,725.3
The amount of minimum capital requirements	4,458.0

At March 31, 2013
(In billions, except percentages)
Total risk-weighted capital ratio (nonconsolidated)	18.62%
Tier 1 risk-weighted capital ratio (nonconsolidated)	13.92%
Common Equity Tier 1 risk-weighted capital ratio (nonconsolidated)	11.75%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥9,049.5
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	6,768.6
Common Equity Tier 1 capital	5,712.9
Risk-weighted assets	48,594.8
The amount of minimum capital requirements	3,887.6

Our securities subsidiaries in Japan, SMBC Nikko Securities and SMBC Friend Securities, are also subject to capital adequacy requirements under the FIEA described in “Item 4.B. Business Overview—Regulations in Japan—Regulations Regarding Capital Adequacy.” At March 31, 2013, the capital adequacy ratios are 557.6% for SMBC Nikko Securities and 969.0% for SMBC Friend Securities, and sufficiently above the 140%, below which level they would be required to file daily reports with the Commissioner of the FSA.

5.C.    RESEARCH, DEVELOPMENT, PATENTS AND LICENSES

We did not conduct any significant research and development activities for the fiscal year ended March 31, 2013. However, there are certain research and development activities conducted by subsidiaries in charge of systems development and information processing for our information system infrastructure.

5.D.    TREND INFORMATION

Our trend information is contained elsewhere in this annual report, including but not limited to “Item 4.B. Business Overview,” and “—A. Operating Results,” and “—B. Liquidity and Capital Resources” in this Item.

5.E.    OFF-BALANCE SHEET ARRANGEMENTS

Loan Commitments and Financial Guarantees and Other Credit-related Contingent Liabilities

To meet our customers’ financing needs, we engage in various types of off-balance sheet arrangements in the ordinary course of business. Our arrangements include loan commitments, financial guarantees and other credit-related contingent liabilities. Loan commitment contracts on overdrafts and loans are agreements to lend up to a prescribed amount to customers, as long as there is no violation of any condition established in the contracts. Financial guarantees are contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the terms of the debt instrument. Other credit-related contingent liabilities include performance bonds, which are contracts that provide compensation if another party fails to perform the contractual obligation.

The table below shows the nominal amounts of undrawn loan commitments, and financial guarantees and other credit-related contingent liabilities at March 31, 2013 and 2012.

	At March 31,
	2013	2012
	(In millions)
Loan commitments	¥46,490,109	¥44,064,283
Financial guarantees and other credit-related contingent liabilities	5,891,617	5,320,993

Total	¥52,381,726	¥49,385,276

The nominal amounts of these off-balance sheet instruments generally represent the maximum potential amounts of future payments without consideration of possible recoveries under recourse provisions or from collateral held. For example, since many of these loan commitments are expected to expire without being drawn down, the total amount of unused commitments does not necessarily represent an actual future cash flow requirement. Many of these loan commitments include clauses under which we can reject an application from customers or reduce the contract amounts in the event that economic conditions change or we need to secure claims, or some other significant event occurs. In addition, we may request the customers to pledge collateral such as premises and securities at the time of the contracts, and take necessary measures such as monitoring customers’ financial positions, revising contracts when need arises and securing claims after the contracts are made. We regularly review the credit quality of the customer based on our risk management system as set forth in “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk” and Note 45 “Financial Risk Management” to our consolidated financial statements included elsewhere in this annual report.

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

At March 31, 2013 and 2012, the consolidated conduits had total assets of ¥2,340,772 million and ¥2,692,579 million, respectively. The minimum credit rating for these assets was BBB-. The weighted average life of the assets held in the conduits is 6.4 months. The weighted average life of the commercial paper issued by these conduits is 1.6 months. The total notional amount of the liquidity and credit support at March 31, 2013 and 2012 was ¥715,485 million and ¥722,608 million, respectively. All of the liquidity and credit support was undrawn at March 31, 2013 and 2012.

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

The following tables summarize selected information related to consolidated multi-seller conduits categorized by the statement of financial position items at March 31, 2013 and 2012.

	At March 31, 2013
	Conduits- domestic	Conduits- foreign (North America)	Total
	(In millions)
Loans and advances:
Corporations	¥1,984,007	¥187,573	¥2,171,580
Financial institutions	—	6,581	6,581
Consumer	—	114,721	114,721

Total loans and advances	1,984,007	308,875	2,292,882

Other assets	46,671	1,219	47,890

Total assets	¥2,030,678	¥310,094	¥2,340,772

	At March 31, 2012
	Conduits- domestic	Conduits- foreign (North America)	Total
	(In millions)
Loans and advances:
Corporations	¥2,416,679	¥141,597	¥2,558,276
Financial institutions	—	9,034	9,034
Consumer	—	80,242	80,242

Total loans and advances	2,416,679	230,873	2,647,552

Other assets	44,358	669	45,027

Total assets	¥2,461,037	¥231,542	¥2,692,579

The following tables summarize selected information related to consolidated multi-seller conduits categorized by the funding structure at March 31, 2013 and 2012.

	At March 31, 2013
	Conduits- domestic	Conduits- foreign (North America)	Total
	(In millions)
Commercial paper	¥255,371	¥309,504	¥564,875
Term loans (provided by SMFG)	1,539,184	—	1,539,184
Others	222,409	—	222,409

Total	¥2,016,964	¥309,504	¥2,326,468

	At March 31, 2012
	Conduits- domestic	Conduits- foreign (North America)	Total
	(In millions)
Commercial paper	¥369,984	¥231,042	¥601,026
Term loans (provided by SMFG)	1,753,585	—	1,753,585
Others	314,554	—	314,554

Total	¥2,438,123	¥231,042	¥2,669,165

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

The following table shows the carrying amount of total assets in consolidated SPEs at March 31, 2013 and 2012.

	At March 31,
	2013	2012
	(In millions)
Residential mortgages	¥1,307,729	¥1,405,304
Corporate loans	76,273	79,476
Credit card receivables	24,082	154,663
Lease receivables	46,821	57,009
Consumer loans	—	157,768

Total	¥1,454,905	¥1,854,220

Real Estate Investment Vehicles (Nonconsolidated)

We are involved with investment vehicles that typically take the form of a limited partnership or SPE that are used to raise funds in connection with real estate development or acquisition of existing real estate properties. We provide the vehicles with debt financing, partnership or equity interests (which are subordinate to debt financing), or both. The funds raised by the vehicles usually have recourse only to the assets held by them, except in certain cases where the providers of funds have recourse to the original owners of the assets or real estate developers through guarantees. None of our investments in these vehicles is significant in relation to the total funds raised by them, and consequently they are not considered to be our subsidiaries as we do not control them in substance. At March 31, 2013 and 2012, our investments in these vehicles amounted to ¥64,430 million and ¥73,188 million, respectively. With respect to the vehicles that have been established to acquire existing real estate properties, we have entered into commitments to provide funds up to specified amounts. Such commitments amounted to ¥72,008 million and ¥78,998 million at March 31, 2013 and 2012, respectively. Of these amounts, ¥7,578 million and ¥5,809 million remained undrawn at March 31, 2013 and 2012, respectively.

Private-equity Investment Funds (Nonconsolidated)

We have investments in private-equity investment funds that primarily invest in unlisted companies, engaging in various businesses across different industries. In addition to that, we have some investments in mezzanine funds, infrastructure funds and distressed debt funds. We only hold limited partner interests in these funds. These funds are not considered to be our subsidiaries since general partners control them.

At March 31, 2013 and 2012, the capital call commitments to these limited partnership funds entered into by us amounted to ¥318,887 million and ¥309,567 million, of which ¥97,852 million and ¥105,136 million remained undrawn, respectively. While the commitments are irrevocable, we believe that we do not have significant risk to meet the capital call commitments and the risks associated with the investments have been adequately controlled and managed.

5.F.    TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

In the normal course of business, we enter into contractual obligations that require future cash payments. The following table sets forth a summary of our contractual cash obligations at March 31, 2013.

	At March 31, 2013
	Due in one year or less	Due from one year to three years	Due from three years to five years	Due after five years	Total(1)
	(In millions)
Time deposits	¥22,675,967	¥3,896,840	¥557,353	¥557,790	¥27,687,950
Negotiable certificate of deposits	11,266,119	479,774	9,761	—	11,755,654
Borrowings	3,041,411	1,115,576	425,043	1,794,289	6,376,319
Debt securities in issue	3,839,614	1,347,218	967,770	1,924,538	8,079,140
Capital (finance) lease obligation	21,117	31,988	20,238	30,720	104,063
Operating lease obligation	45,180	68,541	52,627	165,349	331,697
Purchase obligation(2)	168,732	166,756	5,141	539	341,168

Total	¥41,058,140	¥7,106,693	¥2,037,933	¥4,473,225	¥54,675,991

(1)	The amount of interest on debt instruments is not included in the maturity table above due to its insignificance.
(2)	Purchase obligation in the above table includes the contractual commitments to purchase aircraft to be leased to customers and to purchase goods or services of construction and information technology that are binding on us for the payment of more than ¥100 million.

5.G.    SAFE HARBOR

See the discussion under “Cautionary Statement Regarding Forward-Looking Statements.”

Item 6.	Directors, Senior Management and Employees

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

At June 28, 2013, the following persons held the indicated positions with us:

Name (Date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
Masayuki Oku (December 2, 1944)	Chairman of the Board and Director of the Company	April 1968	Joined Sumitomo Bank	At the close of the annual general meeting of shareholders to be held for the fiscal year ended March 31, 2015.
		June 1994	Director of Sumitomo Bank
		November 1998	Managing Director of Sumitomo Bank
		June 1999	Managing Director and Managing Executive Officer of Sumitomo Bank
		January 2001	Senior Managing Director and Senior Managing Executive Officer of Sumitomo Bank
		April 2001	Senior Managing Director and Senior Managing Executive Officer of the Bank
		December 2002	Resigned as Director of the Bank
		December 2002	Senior Managing Director of the Company
		June 2003	Retired as Director of the Company
Deputy President and Executive Officer of the Bank
		June 2005	Chairman of the Board and Director of the Company (to present)
President and Chief Executive Officer of the Bank
		April 2011	Resigned as Director of the Bank

Koichi Miyata (November 16, 1953)	President and Representative Director of the Company Director of the Bank	April 1976	Joined Mitsui Bank	At the close of the annual general meeting of shareholders to be held for the fiscal year ended March 31, 2014.
		June 2003	Executive Officer of the Bank
		October 2006	Managing Executive Officer of the Bank
		April 2009	Director and Senior Managing Executive Officer of the Bank
		April 2010	Senior Managing Executive Officer of the Company
		June 2010	Director of the Company
		April 2011	Director and President of the Company (to present)
Director of the Bank (to present)

Takeshi Kunibe (March 8, 1954)	Director of the Company President and Chief Executive Officer of the Bank	April 1976	Joined Sumitomo Bank	At the close of the annual general meeting of shareholders to be held for the fiscal year ended March 31, 2015.
		June 2003	Executive Officer of the Bank
		October 2006	Managing Executive Officer of the Bank
		April 2007	Managing Executive Officer of the Company
		June 2007	Director of the Company (to present)
		April 2009	Director and Senior Managing Executive Officer of the Bank
		April 2011	President and Chief Executive Officer of the Bank (to present)

Name (Date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
Ken Kubo (November 20, 1953)	Representative Director of the Company Officer in charge of Consumer Business Planning Department and Consumer Finance & Transaction Business Department Director and Deputy President of the Bank	April 1977	Joined Sumitomo Bank	At the close of the annual general meeting of shareholders to be held for the fiscal year ended March 31, 2015.
		April 2004	Executive Officer of the Bank
		April 2007	Resigned as Executive Officer of the Bank
		May 2007	Vice President Executive Officer of Promise Co., Ltd. (currently, SMBC Consumer Finance Co., Ltd.)
		June 2007	Representative Director and Vice President Executive Officer of Promise Co., Ltd.
		November 2009	President and Representative Director, Chief Executive Officer of Promise Co., Ltd.
		March 2013	Resigned as Director of SMBC Consumer Finance Co., Ltd.
		March 2013	Director of the Bank
		April 2013	Deputy President of the Company
Director and Deputy President of the Bank (to present)
		June 2013	Director of the Company (to present)

Yujiro Ito (August 3, 1955)	Representative Director of the Company Officer in charge of General Affairs Department and Human Resources Department Director and Senior Managing Executive Officer of the Bank	April 1979	Joined Sumitomo Bank	At the close of the annual general meeting of shareholders to be held for the fiscal year ended March 31, 2015.
		June 2003	General Manager of General Affairs Department of the Company
		June 2005	Executive Officer of the Bank
		April 2009	Managing Executive Officer of the Bank
		April 2011	Managing Executive Officer of the Company Director and Managing Executive Officer of the Bank
		June 2011	Director of the Company (to present)
		April 2012	Director and Senior Managing Executive Officer of the Bank (to present)
Masahiro Fuchizaki (April 8, 1956)	Director of the Company Officer in charge of IT Planning Department Director and Senior Managing Executive Officer of the Bank	April 1979	Joined Sumitomo Bank	At the close of the annual general meeting of shareholders to be held for the fiscal year ended March 31, 2015.
		April 2007	Executive Officer of the Bank
		April 2009	Retired as Executive Officer of the Bank
		May 2009	Advisor of JSOL Corporation
		June 2009	Director and Senior Managing Executive Officer of JSOL Corporation
		March 2010	Resigned as Director of JSOL Corporation
		April 2010	Managing Executive officer of the Bank
		April 2011	Managing Executive officer of the Company
		June 2011	Director of the Company (to present)
		April 2012	Director and Senior Managing Executive officer of the Bank (to present)

Name (Date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
Nobuaki Kurumatani (December 23, 1957)

Director of the Company

Officer in Charge of Public Relations Department, Corporate Planning Department, Financial Accounting Department, and Subsidiaries & Affiliates Department

Director and Senior Managing Executive Officer of the Bank

		April 1980	Joined Mitsui Bank	At the close of the annual general meeting of shareholders to be held for the fiscal year ended March 31, 2014.
		April 2007	General Manager of Corporate Planning Department of the Company
Executive Officer of the Bank
		January 2010	Managing Executive Officer of the Bank
		April 2012	Managing Executive Officer of the Company
		June 2012	Director of the Company (to present)
		April 2013	Director and Senior Managing Executive Officer of the Bank (to present)
Manabu Narita (March 29, 1959)	Director of the Company Officer in charge of Audit Department Managing Executive Officer of the Bank	April 1981	Joined Sumitomo Bank	At the close of the annual general meeting of shareholders to be held for the fiscal year ended March 31, 2015.
		April 2008	Executive Officer of the Bank
		April 2011	Managing Executive Officer of the Bank, commissioned as General Manager of Planning Dept., Corporate Banking Unit & Middle Market Banking Unit
		April 2012	Managing Executive Officer of the Bank (to present)
		April 2013	Managing Executive Officer of the Company
		June 2013	Director of the Company (to present)
Kozo Ogino (May 9, 1958)	Director of the Company Officer in charge of Corporate Risk Management Department Managing Executive Officer of the Bank	April 1981	Joined Mitsui Bank	At the close of the annual general meeting of shareholders to be held for the fiscal year ended March 31, 2015.
		April 2008	General Manager of Ikebukuro Corporate Business Office of the Bank
		April 2009	General Manager of Tokyo Corporate Banking Dept. IV of the Bank
		April 2010	Executive Officer of the Bank
		April 2011	Managing Executive Officer of the Bank, commissioned as Head of Nagoya Middle Market Banking Division
		April 2013	Managing Executive Officer of the Company
Managing Executive Officer of the Bank (to present)
		June 2013	Director of the Company (to present)

Name (Date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
Shigeru Iwamoto(1) (March 31, 1941)	Director of the Company Director of the Bank	December 1965	Joined Syuji Ozawa Certified Public Accountant Office	At the close of the annual general meeting of shareholders to be held for the fiscal year ended March 31, 2015.
		October 1971	Joined Asahi Accounting Company (currently, KPMG AZSA LLC)
		March 1976	Registered as a certified public accountant (to present)
		July 1992	Representative Partner of ASAHI SHINWA & Co. (currently, KPMG AZSA LLC)
		October 1993	Representative Partner of Asahi & Co. (currently, KPMG AZSA LLC)
		May 1999	President of Asahi & Co.
		January 2004	President of KPMG AZSA & Co. (currently, KPMG AZSA LLC)
		May 2004	Chairman of KPMG AZSA & Co.
		June 2005	Retired from KPMG AZSA & Co.
		June 2009	Director of the Company (to present)
Director of the Bank (to present)
Yoshinori Yokoyama(1) (September 16, 1942)	Director of the Company Director of the Bank	April 1966	Joined Mayekawa Associates, Architects & Engineers	At the close of the annual general meeting of shareholders to be held for the fiscal year ended March 31, 2014.
		September 1973	Joined Davis Brody & Associates
		September 1975	Joined McKinsey & Company, Inc.
		July 1987	Director (Senior Partner) of McKinsey & Company, Inc.
		June 2002	Retired from McKinsey & Company, Inc.
		June 2002	Director of ORIX Corporation
		April 2003	Corporate Auditor of Industrial Revitalization Corporation of Japan
		June 2006	Director of the Company (to present)
Director of the Bank (to present)
Kuniaki Nomura(1) (June 13, 1945)	Director of Company Director of the Bank	April 1970	Registered as an attorney at law (to present) Attorney at law at Yanagida Law Office (currently, Yanagida & Partners)	At the close of the annual general meeting of shareholders to be held for the fiscal year ended March 31, 2015.

		June 2009	Director of the Company (to present)
Director of the Bank (to present)
		June 2009	Attorney at law at Nomura & Partners (to present)

Name (Date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
Koichi Minami (March 21, 1955)	Corporate Auditor of the Company Corporate Auditor of the Bank	April 1977	Joined Sumitomo Bank	At the close of the annual general meeting of shareholders to be held for the fiscal year ended March 31, 2017.
		June 2005	Executive Officer of the Bank
		April 2008	Managing Executive Officer of the Bank
		April 2011	Director and Senior Managing Executive Officer of the Bank
		April 2013	Director of the Bank
		June 2013	Corporate Auditor of the Company (to present)
Corporate Auditor of the Bank (to present)
Yoji Yamaguchi (June 14, 1955)	Corporate Auditor of the Company	April 1978	Joined Mitsui Bank	At the close of the annual general meeting of shareholders to be held for the fiscal year ended March 31, 2016.
		April 2006	Deputy General Manager of General Affairs Department of the Company
General Manager of Administrative Department of the Bank
		April 2008	Senior Manager of Head Office of the Bank
		June 2008	Corporate Auditor of the Company (to present)
Shin Kawaguchi (August 26, 1956)	Corporate Auditor of the Company	April 1980	Joined Sumitomo Bank	At the close of the annual general meeting of shareholders to be held for the fiscal year ended March 31, 2015.
		April 2007	General Manager of Tobu Ikebukuro Block Consumer Business Office of the Bank
		April 2009	Deputy General Manager of Corporate Planning Department of the Company
General Manager of Quality Management Department of the Bank
		April 2010	Senior General Manager of Quality Management Department of the Bank
		April 2011	Senior Manager of Head Office of the Bank
		June 2011	Corporate Auditor of the Company (to present)

Name (Date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
Ikuo Uno(2) (January 4, 1935)	Corporate Auditor of the Company Corporate Auditor of the Bank Executive Advisor to the Board of Nippon Life Insurance Company	March 1959	Joined Nippon Life Insurance Company	At the close of the annual general meeting of shareholders to be held for the fiscal year ended March 31, 2017.
		April 1997	President of Nippon Life Insurance Company
		April 2005	Chairman of the Board and Representative Director of Nippon Life Insurance Company
		June 2005	Corporate Auditor of the Company (to present)
		June 2006	Corporate Auditor of the Bank (to present)
		April 2011	Director and Executive Advisor to the Board of Nippon Life Insurance Company
		July 2011	Executive Advisor to the Board of Nippon Life Insurance Company (to present)
Satoshi Itoh(2) (July 25, 1942)	Corporate Auditor of the Company Corporate Auditor of the Bank	January 1967	Joined Tokyo Office of Arthur Andersen & Co.	At the close of the annual general meeting of shareholders to be held for the fiscal year ended March 31, 2017.
		December 1970	Registered as a certified public accountant (to present)
		September 1978	Partner of Arthur Andersen & Co.
		October 1993	Representative Partner of Asahi & Co. (currently, KPMG AZSA LLC)
		August 2001	Retired from Arthur Andersen & Co.
Retired from Asahi & Co. (currently, KPMG AZSA LLC)
		April 2002	Special Professor at Chuo University Graduate School of International Accounting
		March 2007	Retired as Special Professor from Chuo University Graduate School of International Accounting
		June 2009	Corporate Auditor of the Company (to present)
Corporate Auditor of the Bank (to present)

Name (Date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
Rokuro Tsuruta(2) (June 16, 1943)	Corporate Auditor of the Company Corporate Auditor of the Bank	April 1970	Appointed as a Prosecutor at Tokyo District Public Prosecutors Office	At the close of the annual general meeting of shareholders to be held for the fiscal year ended March 31, 2016.
		April 2005	Superintending Prosecutor of Nagoya High Public Prosecutors Office
		June 2006	Retired from his position as Prosecutor
		July 2006	Registered as an attorney at law (to present)
		October 2006	Professor at Chiba University Law School
		September 2008	Retired from his position as Professor at Chiba University Law School
		April 2009	Professor at Surugadai University Law School
		March 2012	Retired from his position as Professor at Surugadai University Law School
		June 2012	Corporate Auditor of the Company (to present)
Corporate Auditor of the Bank (to present)

(1)	Messrs. Iwamoto, Yokoyama and Nomura satisfy the requirements for an “outside director” under the Companies Act.
(2)	Messrs. Uno, Itoh and Tsuruta satisfy the requirements for an “outside corporate auditor” under the Companies Act.

For more information, see “Item 6.C. Board Practices.”

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

6.B.    COMPENSATION

The aggregate amounts of compensation paid by us during the fiscal year ended March 31, 2013 to our directors and to our corporate auditors were ¥865 million and ¥176 million, respectively.

The following table sets forth the details of individual compensation, disclosed pursuant to the provision of the FIEA and related ordinance, by SMFG and its subsidiaries in amounts equal to or exceeding ¥100 million during the fiscal year ended March 31, 2013:

			Compensation
Director	Aggregate amount	Paid by	Annual salary	Stock option	Bonus
	(In millions)(1)
Masayuki Oku	¥121	SMFG	¥86	¥9	¥25
		SMBC	—	—	—
Koichi Miyata	¥127	SMFG	¥66	¥8	¥24
		SMBC	21	1	4
Takeshi Kunibe	¥127	SMFG	¥21	¥1	¥4
		SMBC	66	8	24

(1)	Amounts less than one million yen have been truncated.

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

In June 2010, a shareholders resolution was passed at the general meeting of shareholders to introduce a stock option compensation program to certain directors and corporate auditors in connection with the abolition of their retirement benefit program. Following such resolution, we granted stock options for certain directors, corporate auditors and executive officers of the Company and the Bank on August 13, 2010. Because the resolution also abolished the retirement benefit program for our corporate directors and auditors, no amounts were set aside for the payment of any retirement benefits for them during the fiscal year ended March 31, 2013. For additional information, see “Item 6.E. Share Ownership” or Note 40 “Share-Based Payment” to our consolidated financial statements included elsewhere in this annual report.

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

The chairman of the auditing committee is Shigeru Iwamoto, who is an outside director. Other outside directors on the auditing committee are Yoshinori Yokoyama and Kuniaki Nomura. Other directors on the auditing committee are Masayuki Oku, chairman of our board of directors, Koichi Miyata, our president, Takeshi Kunibe, a director and Manabu Narita, a director and the officer in charge of the audit department.

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

For the purpose of protecting the interests of shareholders in general, certain securities exchanges, including the Tokyo Stock Exchange, introduced a new rule regarding independent directors/corporate auditors, which requires a listed company to have, from amongst the outside directors or outside corporate auditors, at least one independent director/corporate auditor who does not have conflicting interests with shareholders as specified under the rule. All companies on these securities exchanges are required to report the name of such independent director/corporate auditor, which is disclosed to the public. The rule became effective on the day immediately after the general meeting of shareholders for the fiscal year ended after March 1, 2010. We designated all three outside directors and outside corporate auditors as independent directors and independent corporate auditors, respectively.

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

Corporate Governance Practices

Companies listed on the NYSE, must comply with certain corporate governance standards provided under Section 303A of the NYSE Listed Company Manual. However, NYSE-listed companies that are foreign private issuers, including us, are permitted to follow home country practices in lieu of certain provisions of Section 303A if such foreign private issuers meet certain criteria. See “Item 16.G. Corporate Governance” for a summary of significant ways in which our corporate governance practices differ from those followed by NYSE-listed U.S. companies.

Independent Registered Public Accounting Firm

We are required to appoint an independent registered public accounting firm, whose appointment is approved at a general meeting of shareholders. The independent registered public accounting firm has the statutory duty to examine the financial statements prepared in accordance with the Companies Act and approved by the board of directors, and report its opinion thereon to the designated corporate auditors and to the designated directors for notification to the shareholders. Examination by independent registered public accounting firm of our financial statements is also required for the purpose of the securities report filed through the Kanto Local Finance Bureau to the Prime Minister for public inspection in accordance with the FIEA. Our independent registered public accounting firm for these purposes is KPMG AZSA LLC (“KPMG AZSA”).

Benefits upon Termination of Employment

Neither we nor our subsidiaries maintain any directors’ service contracts providing for benefits upon termination of employment.

6.D.    EMPLOYEES

At March 31, 2013, 2012 and 2011, on a consolidated basis, we had approximately 64,600, 64,200 and 61,600 employees, respectively, including locally hired staff in our foreign offices but excluding temporary employees. We also had an average of approximately 16,800 temporary employees during the fiscal year ended March 31, 2013.

The following tables show our full-time employees at March 31, 2013 on a consolidated basis under Japanese GAAP broken down based on business segment and geographical location:

Percentage of full- time employees at March 31, 2013
Business segment:
Commercial Banking(1)	47%
Leasing	4
Securities	15
Consumer Finance	14
Others	20

Total	100%

(1)	The number of employees of the Bank represents 35% of the number of our employees on a consolidated basis. Further, the number of employees in the Bank’s Consumer Banking Unit, Middle Market Banking Unit, Corporate Banking Unit, International Banking Unit, Treasury Unit and Others represent 12%, 8%, 1%, 4%, 1% and 9% of the number of our employees on a consolidated basis, respectively.

Percentage of full- time employees at March 31, 2013
Location:
Japan	90%
Americas	2
Europe and Middle East	2
Asia and Oceania	6

Total	100%

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

6.E.    SHARE OWNERSHIP

Shareholdings by Directors, Senior Management and Corporate Auditors

The following table shows the number of shares of our common stock owned by our directors and corporate auditors at June 28, 2013:

Number of shares owned
Directors and corporate auditors:
Masayuki Oku	13,200
Koichi Miyata	9,800
Takeshi Kunibe	9,588
Ken Kubo	1,420
Yujiro Ito	5,922
Masahiro Fuchizaki	5,300
Nobuaki Kurumatani	7,400
Manabu Narita	5,622
Kozo Ogino	5,300
Shigeru Iwamoto	6,000
Yoshinori Yokoyama	—
Kuniaki Nomura	—
Koichi Minami	6,500
Yoji Yamaguchi	3,100
Shin Kawaguchi	1,200
Ikuo Uno	—
Satoshi Itoh	—
Rokuro Tsuruta	—

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

The following table provides an overview of the significant terms and conditions of our stock option plans:

	Date of resolution	Number of grantees	Shares granted	Exercise period	Exercise price
SMFG Stock Acquisition Rights (1st series)	July 28, 2010	82 directors, corporate auditors and executive officers of the Company and the Bank	102,600 shares of common stock of the Company	August 13, 2010 to August 12, 2040	¥1 per share granted upon exercise of each stock acquisition right, multiplied by the number of shares granted

SMFG Stock Acquisition Rights (2nd series)	July 29, 2011	85 directors, corporate auditors and executive officers of the Company and the Bank	268,200 shares of common stock of the Company	August 16, 2011 to August 15, 2041	¥1 per share granted upon exercise of each stock acquisition right, multiplied by the number of shares granted

SMFG Stock Acquisition Rights (3rd series)	July 30, 2012	85 directors, corporate auditors and executive officers of the Company and the Bank	280,500 shares of common stock of the Company	August 15, 2012 to August 14, 2042	¥1 per share granted upon exercise of each stock acquisition right, multiplied by the number of shares granted

We have employee stock ownership associations in Japan for our, the Bank’s and other subsidiaries’ employees. Members of the employee stock ownership associations set aside certain amounts from their monthly salary to purchase our common stock through the relevant employee stock ownership association. The administrator of each association makes open-market purchases of our common stock for the account of the association on a monthly basis. We, the Bank and other subsidiaries contribute matching funds equivalent to 5% of the amount purchased by the relevant association. At March 31, 2013, none of the employee stock ownership associations held more than 1% of our common stock.

Item 7.	Major Shareholders and Related Party Transactions

7.A.    MAJOR SHAREHOLDERS

Major Shareholders

Our major shareholders, appearing on our register of common shareholders at March 31, 2013, were as follows:

	Number of shares held	Percentage of shares issued(1)
Name:
Japan Trustee Services Bank, Ltd. (Trust Account)	76,570,818	5.41%
The Master Trust Bank of Japan, Ltd. (Trust Account)	70,319,200	4.97%
Sumitomo Mitsui Banking Corporation(2)	56,160,924	3.97%
SSBT OD05 OMNIBUS ACCOUNT—TREATY CLIENTS	38,096,284	2.69%
Japan Trustee Services Bank, Ltd. (Trust Account 9)	27,142,700	1.91%
STATE STREET BANK AND TRUST COMPANY 505225	22,957,272	1.62%
MELLON BANK, N.A. AS AGENT FOR ITS CLIENT MELLON OMNIBUS US PENSION	17,660,849	1.24%
Nomura Securities Co., Ltd., Proprietary Account	17,347,000	1.22%
THE BANK OF NEW YORK, TREATY JASDEC ACCOUNT	14,973,601	1.05%
NATSCUMCO	14,283,505	1.01%

(1)	Percentages are calculated based on the total number of shares of common stock then issued, including our treasury stock, and have been truncated to the nearest second decimal point.
(2)	Pursuant to Article 67 of the Enforcement Ordinance of the Company Act, our subsidiary Sumitomo Mitsui Banking Corporation is not entitled to exercise the voting rights of our common shares it holds.

Our major shareholders do not have different voting rights.

Shareholders in the United States

Because some of our common stock was held by brokers or other nominees, the number of shares held by and the number of beneficiary holders with addresses in the United States is not fully ascertainable. At March 31, 2013, there were 220 record holders of our common stock with addresses in the United States, whose shareholdings represented approximately 17% of our outstanding common stock on that date.

Control of the Company

To our knowledge, we are not directly or indirectly owned or controlled by any another corporation(s), by any foreign government or by any other natural or legal person(s), severally or jointly.

Arrangements for Change in Control of the Company

We know of no arrangements the operation of which may at a later time result in a change of control.

7.B.    RELATED PARTY TRANSACTIONS

We and our banking subsidiaries had, and expect to have in the future, banking transactions and other transactions in the ordinary course of business with our related parties. For the fiscal year ended March 31, 2013, such transactions included, but were not limited to, loans, deposits and guarantees. Furthermore, such transactions were immaterial and were made at prevailing market rates, terms and conditions, and did not involve more than the normal risk of collectibility or present other unfavorable features.

During the fiscal year ended March 31, 2013, none of our directors or corporate auditors or the Bank’s directors, and none of the close members of their respective families, had any transactions that were material or any transactions that were unusual in their nature or conditions, involving goods, services or tangible or intangible assets, to which we were a party, and no such transactions were proposed at March 31, 2013. During the fiscal year ended March 31, 2013, we made no loans to our directors or corporate auditors or the Bank’s directors other than those that were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectibility or present other unfavorable features.

7.C.    INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

Item 8.	Financial Information

8.A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Financial Statements

All relevant financial statements are attached hereto. See “Item 18. Financial Statements.” See “Item 5. Operating and Financial Review and Prospects—Reconciliation with Japanese GAAP” for a reconciliation of consolidated net profit and total equity for the fiscal year ended March 31, 2013 under IFRS, with those amounts under Japanese GAAP.

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

The following table shows historical aggregate dividend payments per share of our common stock for each of the fiscal years from the fiscal year ended March 31, 2011 through the fiscal year ended March 31, 2013:

	Dividend per share
	Paid(1)		Declared(2)
Fiscal year ended March 31,
2011	¥100		¥105
2012	100		100
2013	120	(3)	100

(1)	Dividend per share based on dividends in respect of each fiscal year including dividends proposed after current fiscal year-end but not recognized in the financial statements and excluding dividends in respect of the previous fiscal year declared in current fiscal year.
(2)	Dividend per share based on dividends declared and recognized in the financial statements during each fiscal year.
(3)	Annual dividends for the fiscal year ended March 31, 2013 were ¥120 per share, consisting of a ¥110 per share ordinary dividend and a ¥10 per share commemorative dividend, celebrating our 10th anniversary in December 2012.

8.B.    SIGNIFICANT CHANGES

Except as otherwise described in this annual report, no significant change in our financial position has occurred since the date of the financial statements included elsewhere in this annual report.

Item 9.	The Offer and Listing

9.A.    OFFER AND LISTING DETAILS

Offering Details

Not applicable.

Price History of the Shares

Market Price Information for Our American Depositary Shares

The following table sets forth, for the periods indicated, the high and low trading prices, and average daily trading volume for our ADSs on the NYSE since their listing on November 1, 2010:

	Price per ADS		Average daily trading volume
	High	Low
	(In dollars)		(Number of shares)
Fiscal year ended March 31, except quarter and month data:
2011 (from November 1, 2010):
Third quarter	$7.21	$5.75	430,456
Fourth quarter	7.77	6.01	615,815
Full year	7.77	5.75	539,906
2012:
First quarter	6.46	5.55	473,475
Second quarter	6.47	5.12	370,978
Third quarter	6.05	5.13	423,717
Fourth quarter	7.06	5.59	463,419
Full year	7.06	5.12	432,531
2013:
First quarter	6.79	5.65	567,701
Second quarter	6.81	5.55	1,289,391
Third quarter	7.36	5.84	399,462
Fourth quarter	9.46	7.18	1,308,543
Full year	9.46	5.55	888,210
Most recent six months:
January	8.19	7.18	880,288
February	8.39	7.80	1,726,700
March	9.46	8.00	1,360,960
April	9.64	7.32	3,205,495
May	9.96	7.94	2,228,790
June	9.29	7.59	2,062,788
July (through July 10, 2013)	9.55	9.27	917,946

Market Price Information for Our Shares

See “Item 9.C. Markets” for information on the stock exchanges on which our common stock is listed.

The following table sets forth, for the periods indicated, the high and low trading prices, and average daily trading volume for our common stock since the fiscal year ended March 31, 2009 on the Tokyo Stock Exchange.

	Price per shares		Average daily trading volume
	High	Low
	(In yen)		(Number of shares)
Fiscal year ended March 31, except quarter and month data:
2009	¥9,640	¥2,585	8,135,967
2010	4,520	2,591	13,310,559
2011	3,355	2,235	12,022,607
2012:
First quarter	2,652	2,251	9,946,057
Second quarter	2,621	2,055	8,221,132
Third quarter	2,312	2,003	7,332,161
Fourth quarter	2,933	2,161	7,862,634
Full year	2,933	2,003	8,339,526
2013:
First quarter	2,788	2,231	5,988,906
Second quarter	2,679	2,336	5,633,975
Third quarter	3,125	2,330	6,512,818
Fourth quarter	4,255	3,090	11,049,759
Full year	4,255	2,231	7,228,299
Most recent six months:
January	3,690	3,090	9,320,337
February	3,935	3,555	12,741,832
March	4,255	3,685	11,085,240
April	4,710	3,545	15,564,505
May	4,995	4,010	13,829,810
June	4,610	3,760	12,871,500
July (through July 10, 2013)	4,820	4,550	8,372,900

9.B.    PLAN OF DISTRIBUTION

Not applicable.

9.C.    MARKETS

The primary trading market for our common stock is the Tokyo Stock Exchange (First Section), and our common stock is also listed on the Nagoya Stock Exchange (First Section). Our common stock is not listed on any stock exchange outside of Japan. Although our common stock had been listed on Osaka Securities Exchange (First Section), Osaka Securities Exchange (First Section) was integrated into Tokyo Stock Exchange (First Section) on July 16, 2013.

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

Under the Companies Act and the Book-Entry Transfer Act, in order to assert shareholders’ rights against us, a shareholder’s name and address must be registered in our register of shareholders, except in limited circumstances. Under the clearing system, such registration is made upon our receipt of the necessary information from JASDEC. Nonresidents of Japan or non-Japanese corporations without a permanent establishment in Japan (“Nonresident Shareholders”) are required to appoint a standing proxy in Japan or provide a mailing address in Japan. Each Nonresident Shareholder must give notice of a standing proxy or a mailing address to the relevant account managing institution. That notice will be forwarded to us through JASDEC. Japanese securities companies and commercial banks customarily act as standing proxies and provide related services for standard fees. Notices from us to Nonresident Shareholders are delivered to standing proxies or their mailing addresses in Japan.

Our transfer agent is Sumitomo Mitsui Trust Bank, Limited.

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

Voting Rights

Holders of shares of common stock have one voting right for each unit of shares held by them. Except as otherwise provided by law or by our articles of incorporation, a resolution can be adopted at a general meeting of shareholders by the holder of a majority of the total number of the voting rights represented at the meeting. In our articles of incorporation the quorum to elect directors and corporate auditors is one-third of the total number of voting rights. Our shareholders are not entitled to cumulative voting in the election of directors. Our shareholders may cast their votes by mail or via the internet. Our shareholders may also exercise their voting rights through proxies, provided that the proxies are also holders of shares with voting rights.

The Companies Act provides that certain important matters shall be approved by a special resolution of a general meeting of shareholders. Under our articles of incorporation, the quorum for a special resolution is one-third of the total number of voting rights and the approval of at least two-thirds of the voting rights represented at the meeting is required for adopting a special resolution. Important matters include:

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

We must give public notice of a stock split, specifying the record date therefore, not less than two weeks prior to the record date.

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

Under the Banking Act, a person who desires to hold 20% (in some exceptional cases, 15%) or more of the voting rights of a bank is required to obtain advance approval of the FSA Commissioner. In addition, any person who becomes a holder of more than 5% of the voting rights of a bank holding company or a bank must report the ownership of the voting rights to the director of an appropriate local finance bureau within five business days. This requirement is separate from the significant shareholdings report required under the FIEA. See “Item 4.B. Business Overview—Regulations in Japan—Regulations for Stabilizing the Financial System—Examination and Reporting Applicable to Shareholders of a Bank.”

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

Disposal of Shares of Our Common Stock Held by Shareholders Whose Location Is Unknown

We are not required to send notices to a shareholder if notices have failed to arrive for five consecutive years or more at his or her address in our register of shareholders unless we are notified of a new address. If the shareholder also fails to receive distributions of surplus on the shares for five or more consecutive years at his or her address in our register of shareholders or otherwise as specified, then we may in general dispose of those shares at their then-market price and hold or deposit the proceeds of that disposal on behalf of that shareholder.

Preferred Stock

The following is a summary of information concerning provisions of our articles of incorporation.

General

At the date of this annual report, under our articles of incorporation, we are authorized to issue 167,000 shares of Type 5 preferred stock, 167,000 shares of Type 7 preferred stock, 115,000 shares of Type 8 preferred stock and 115,000 shares of Type 9 preferred stock. In June 2013, our articles of incorporation were amended to delete the provisions regarding Type 6 preferred stock, as these provisions have become unnecessary.

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

Voting Rights

Our articles of incorporation provide that holders of preferred stock are only entitled to receive notice of, and to vote at, a general meeting of shareholders;

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

The Companies Act provides that a separate resolution of a meeting of the holders of the preferred stock is required in order to approve certain matters which would prejudice their interests, including;

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

Purchase or Redemption of Preferred Stock

Subject to the requirements of the Companies Act, we may purchase out of our prescribed distributable amounts any shares of our preferred stock outstanding at any time and cancel that preferred stock. In June 2013, we amended our articles of incorporation in order to qualify our preferred stock for inclusion in our regulatory capital in accordance with the new FSA capital adequacy guidelines based on the Basel III framework. Under the amended articles of incorporation, we will acquire our outstanding preferred stock without consideration or in exchange for common stock if we become non-viable.

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

10.E.    TAXATION

Japanese Taxation

The following is a summary of the principal Japanese national tax consequences to owners of shares of our common stock or ADSs representing shares of our common stock who are Nonresident Shareholders. The statements regarding Japanese tax laws set forth below are based on the laws and treaties currently in force and as interpreted by the Japanese tax authorities at the date of this annual report and are subject to changes in the applicable Japanese law or tax treaties, conventions or agreements, or in the interpretation thereof, occurring after that date. This summary does not include all possible tax considerations which may apply to a particular investor and potential investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership and disposition of shares of our common stock or ADSs, including specifically the tax consequences under Japanese law, the laws of the jurisdiction of which they are resident, and any tax treaty, convention or agreement between Japan and their country of residence, by consulting their own tax advisors.

For the purpose of Japanese taxation, a Nonresident Shareholder of ADSs will generally be treated as the owner of the shares underlying the ADSs, which may be evidenced by one or more American Depositary Receipts (“ADRs”).

Generally, a Nonresident Shareholder of shares of our common stock or ADSs will be subject to Japanese income tax collected by way of withholding on dividends we pay. Stock splits are, in general, not subject to Japanese income tax or corporation tax.

In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by a Japanese corporation to Nonresident Shareholders is generally 20.42% (20% on or before December 31, 2012). However, with respect to dividends paid on listed shares issued by a Japanese corporation (including shares of our common stock or ADSs) to Nonresident Shareholders, except for any individual shareholder who owns 3% or more of the total number of shares issued by the relevant Japanese corporation, the aforementioned 20.42% (20% on or before December 31,2012) withholding tax rate is reduced to (1) 7.147% for dividends due and payable on or after January 1, 2013 but on or before December 31, 2013, and (2) 15.315% for dividends due and payable on or after January 1, 2014 (and were reduced to 7% for dividends due and payable on or before December 31, 2012). Due to the imposition of a special additional withholding tax (2.1% of the original withholding tax amount) to secure funds for reconstruction from the Great East Japan Earthquake, the original withholding tax rate of 7%, 15% and 20%, as applicable, has been effectively increased, respectively, to 7.147%, 15.315% and 20.42%, during the period beginning on January 1, 2013 and ending on December 31, 2037.

At the date of this annual report, Japan has income tax treaties in force, whereby the above-mentioned withholding tax rate is reduced, generally, to 15% for portfolio investors, with, among others, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway, Singapore, Spain and Sweden, while the income tax treaties with Australia, France, Hong Kong, the Netherlands, Switzerland, the United Kingdom and the United States generally reduce the withholding tax rate to 10% for portfolio investors. In addition, under the income tax treaty between Japan and the United States, dividends paid to pension funds which are qualified U.S. residents eligible to enjoy treaty benefits are exempt from Japanese income taxation by way of withholding or otherwise unless the dividends are derived from the carrying on of a business, directly or indirectly, by those pension funds. Under the income tax treaties with the Netherlands, Switzerland and the United Kingdom, similar treatment will be applied to dividends. Under Japanese tax law, any reduced maximum rate applicable under a tax treaty will be available when the maximum rate is below the rate otherwise applicable under Japanese tax law referred to in the preceding paragraph with respect to the dividends to be paid by us on shares of common stock or ADSs. A Nonresident Shareholder of shares of our common stock who is entitled, under any tax treaty, to a reduced rate of Japanese withholding tax, or exemption therefrom, as the case may be, is required to submit an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax on Dividends (together with any other required forms and documents) in advance, through the withholding agent, to the relevant tax authority before payment of dividends. A standing proxy for a Nonresident Shareholder may provide the application services. See “Item 10.B. Memorandum and Articles of Incorporation—Common Stock—General.” In addition, a simplified special application filing procedure will be available for Nonresident Shareholders to claim treaty benefits of exemption from or reduction of Japanese withholding tax, with respect to dividends paid on or after January 1, 2014. With respect to ADSs, this reduced rate or exemption will be applicable to Nonresident Shareholders of ADSs if the Depositary or its agent submits two Application Forms (one before payment of dividends and the other within eight months after the record date concerning such payment of dividends), together with certain other documents. To claim this reduced rate or exemption, Nonresident Shareholders of ADSs will be required to file a proof of taxpayer status, residence and beneficial ownership, as applicable, and to provide other information or documents as may be required by the Depositary. A Nonresident Shareholder who is entitled, under any applicable tax treaty, to a reduced rate of Japanese withholding tax below the rate otherwise applicable under Japanese tax law mentioned above, or exemption therefrom, as the case may be, but fails to submit the required application in advance may nevertheless be entitled to claim a refund from the relevant Japanese tax authority of withholding taxes withheld in excess of the rate under an applicable tax treaty (if the Nonresident Shareholder is entitled to a reduced treaty rate under the applicable tax treaty) or the full amount of tax withheld (if the Nonresident Shareholder is entitled to an exemption under the applicable tax treaty), as the case may be, by complying with certain subsequent filing procedures. We do not assume any responsibility to ensure withholding at the reduced treaty rate, or exemption therefrom, for shareholders who would be so eligible under an applicable tax treaty but where the required procedures as stated above are not followed.

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

This discussion is based on the Internal Revenue Code of 1986, as amended, administrative pronouncements, judicial decisions and final, temporary and proposed United States Treasury regulations, as well as the double taxation treaty between Japan and the United States (“Treaty”) all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. It is also based in part on representations by the Depositary and assumes that each obligation under the Deposit Agreement and any related agreement or undertaking will be performed in accordance with its terms.

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

This discussion assumes that we are not, and will not become, a passive foreign investment company (a “PFIC”), as described below.

Taxation of Distributions

Distributions received by a U.S. Holder on shares or ADSs, including the amount of any Japanese taxes withheld, other than certain pro rata distributions of shares, will constitute foreign-source dividend income to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to a U.S. Holder as dividends. The amount of the dividend a U.S. Holder will be required to include in income will equal the U.S. dollar value of the yen dividend, calculated by reference to the exchange rate in effect on the date the payment is received by the holder, or in the case of ADSs, by the Depositary, regardless of whether the payment is converted into U.S. dollars on the date of receipt. If the dividend is converted into U.S. dollars on the date of receipt, the U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend payment. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. Any foreign currency gain or loss realized by a U.S. Holder on a sale or other disposition of yen will be U.S.-source ordinary income or loss. Corporate U.S. Holders will not be entitled to claim a dividends-received deduction with respect to our dividends. Subject to applicable limitations, and the discussion above regarding concerns expressed by the U.S. Treasury, dividends received from us by certain noncorporate U.S. Holders may be taxable at favorable rates. Noncorporate U.S. Holders should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to be taxed at these favorable rates.

Subject to applicable restrictions and limitations that vary depending upon the U.S. Holder’s circumstances, Japanese taxes withheld from dividends on shares or ADSs (at a rate not exceeding the applicable rate provided by the Treaty, in the case of a U.S. Holder who is eligible for the Treaty’s benefits) will be creditable against the holder’s U.S. federal income tax liability. Instead of claiming a credit, a U.S. Holder may elect to deduct such Japanese taxes in computing its taxable income, subject to generally applicable limitations. The limitation on foreign taxes eligible for credit is calculated separately with respect to two categories of income, passive income and general income. The rules governing foreign tax credits are complex. U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits and deductions in their particular circumstances.

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

PFIC Rules

Based upon certain proposed Treasury regulations that are not yet in effect, but are generally proposed to become effective for taxable years beginning after December 31, 1994, we believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended March 31, 2013. However, since PFIC status depends upon the composition of our income and assets and the market value of our assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any taxable year during which a U.S. Holder held shares, certain adverse U.S. federal income tax consequences could apply to the U.S. Holder.

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

Certain U.S. Holders who are individuals may be required to report information relating to their ownership of an interest in certain foreign financial assets, including stock of a non-U.S. person, generally on Form 8938, subject to exceptions (including an exception for stock held through a U.S. financial institution). Certain U.S. Holders that are entities may be subject to similar rules in the future. U.S. Holders should consult their tax advisors regarding their reporting obligations with respect to the shares or ADSs.

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

We then allocate risk capital to each unit to keep the total exposure to various risks within the scope of our resources, i.e., capital. The allocation to each unit is determined by the Management Committee and authorized by the Board of Directors. In this framework, risk capital includes credit concentration risk and interest rate risk in the banking book, which are taken into account under the second pillar of Basel III. In addition, we conduct risk capital-based management activities on a consolidated basis, including each Group company.

Liquidity risk is managed within the context of cash-flow plans and funding gap. Other risk categories are managed with procedures closely attuned to the nature of the risk, as described in the following paragraphs.

Disclosures of the objectives, policies and processes to manage each risk and the methods used to measure each risk have been included in “Credit Risk,” “Market Risk and Liquidity Risk,” “Operational Risk, Processing Risk and System Risk” and “Other Risk”.

(2) Stress Tests

In the current volatile business environment, stress tests are essential to analyze and estimate the effects of stress events brought about by the economic recession and market turbulence. When we establish the management plan, we implement stress tests based on multiple assumptions to analyze and estimate such effects on our financial condition.

Implementation of Basel Regulation

Basel III is an international agreement on minimum capital, leverage, liquidity and other requirements applicable to internationally active banks. The Basel III capital framework was implemented in Japan from March 31, 2013 pursuant to revised capital adequacy guidelines adopted by the FSA, subject to the phase-in of some requirements, as contemplated by Basel III.

Prior to implementation of the Basel III capital requirements in Japan, internationally active Japanese banks were subject to capital requirements based on the Basel II framework. Basel II contemplates several alternative approaches to calculating capital ratios; we adopted the advanced IRB approach for credit risk from March 31, 2009, and the AMA for operational risk from March 31, 2008. In addition, in response to perceived inadequacies of Basel II that became apparent during the financial crises, the BCBS announced the so-called “Basel 2.5” measures to enhance the framework, mainly consisting of revisions to the treatment of securitized products and trading accounts. The Basel 2.5 revisions were implemented in Japan from the end of 2011.

Details of relevant initiatives are provided below, and detailed information on our capital ratio is provided in the discussion on Capital Ratio Information in “Item 4.B. Business Overview—Regulations in Japan—Regulations Regarding Capital Adequacy” and “Item 5.B. Liquidity and Capital Resources—Capital Management.”

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

The credit departments within each business unit conduct credit risk management for loans handled by their units and manage their units’ portfolios. The credit limits they use are based on the baseline amounts that the Credit & Investment Planning Department establishes for each grading category, with particular attention paid to evaluating and managing customers or loans perceived to have particularly high credit risk. The Corporate Research Department engages in research on industries and analyzes the business and financial conditions of borrower enterprises to detect early signs of problems or growth potential.

The Credit Administration Department within the Corporate Services Unit is responsible for handling NPLs of borrowers classified as potentially bankrupt or lower, and formulates plans for workouts, including write-offs, and corporate rehabilitation. The department closely liaises with SMBC Servicer Co., Ltd., our Group company, which engages in related services to efficiently reduce the amount of NPLs, including through the sale of loans.

The Internal Audit Unit, operating independently of the business units, audits asset quality, accuracy of grading and state of credit risk management, and reports the results directly to the board of directors and the Management Committee.

The Bank has established the Credit Risk Committee to undertake control of credit risk and to ensure the overall soundness of the loan operations.

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

Quantification of Credit Risk

Credit risk quantification refers to the process of estimating the degree of credit risk of a portfolio or individual loan taking into account not just the obligor’s PD, but also the concentration of risk in a specific customer or industry and the loss impact of fluctuations in the value of collateral, such as real estate and securities.

Specifically, the PD by grade, loss given default (“LGD”), credit quality correlation among obligors, and other parameter values are estimated using the historical data of obligors and facilities stored in a database to calculate the credit risk. Then, based on these parameters, the Bank runs a simulation of simultaneous default using the Monte Carlo Simulation to calculate the Bank’s maximum loss exposure to the estimated amount of the maximum losses / expected shortfall that may be incurred. Based on these quantitative results, the Bank allocates risk capital.

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

On the basis of the Group-wide basic policies for risk management, we have a quantitative management process to control market and liquidity risks on a Group-wide basis by setting allowable risk limits by company. We annually review and identify which companies primarily carry the market and liquidity risks within the Group. We set permissible levels and upper limits of risk for each identified company in consideration of those companies’ business plans. We ensure that each identified company establishes a risk management system that is appropriate to the risks it faces, and has built in transparent risk management processes, clearly separating front office, middle office and back office operations, and establishing a control system of mutual checks and balances.

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

Market Risk Measurement Techniques—Value at Risk

The principal Group companies’ internal VaR model makes use of historical data to prepare scenarios for market fluctuations and, by conducting simulations of gains and losses, the model estimates the maximum losses that may occur. The VaR calculation method we employ for both trading and non-trading activities is based mainly on the following:

•	the historical simulation method;

•	a one-sided confidence interval of 99.0%;

•	a one-day holding period (a one-year holding period for strategic equity investment portfolio); and

•	an observation period of four years (ten years for the strategic equity investment portfolio).

The relationship between the VaR calculated with the model and the actual profit and loss data is back-tested periodically. The back-testing results for the Group’s trading accounts during the fiscal year ended March 31, 2013 are shown below. A data point below the diagonal line indicates a loss in excess of the predicted VaR for that day; however, there were no significant excess losses as with the previous year. This demonstrates that the Group’s VaR model, with a one-sided confidence interval of 99.0%, is sufficiently reliable.

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

VaR Summary for the Fiscal Years Ended March 31, 2013 and 2012

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

VaR for Trading Activity

The aggregate VaR for our total trading activities at March 31, 2013 was ¥15.0 billion. VaR increased at March 31, 2013 compared with March 31, 2012 in the category of equities risk primarily reflecting an increased position in equities.

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the fiscal year ended March 31, 2013:
SMBC Consolidated
Maximum	¥9.7	¥3.6	¥16.7	¥0.3	¥24.9
Minimum	3.9	0.5	1.5	0.1	6.3
Daily average	5.3	2.0	6.2	0.2	12.7
At March 31, 2013	5.6	1.6	8.0	0.2	14.3

SMFG Consolidated
Maximum	¥10.3	¥3.6	¥17.0	¥0.3	¥25.9
Minimum	4.3	0.5	1.7	0.1	7.1
Daily average	5.9	2.0	6.5	0.2	13.5
At March 31, 2013	6.3	1.6	8.0	0.2	15.0

(1)	Total for “Maximum,” “Minimum,” and “Daily average” represent the maximum, minimum and daily average of the total of the trading book. For certain subsidiaries, we employ the standardized method and/or the historical simulation method for the VaR calculation method.

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the fiscal year ended March 31, 2012:
SMBC Consolidated
Maximum	¥7.6	¥2.6	¥4.4	¥0.3	¥11.8
Minimum	3.4	0.4	0.6	0.2	5.4
Daily average	5.3	1.2	2.2	0.2	8.2
At March 31, 2012	4.9	0.6	4.0	0.2	9.3

SMFG Consolidated
Maximum	¥8.1	¥2.6	¥4.8	¥0.3	¥12.6
Minimum	3.8	0.5	0.8	0.2	5.9
Daily average	5.8	1.2	2.5	0.2	8.9
At March 31, 2012	5.4	0.6	4.1	0.2	10.0

(1)	Total for “Maximum,” “Minimum,” and “Daily average” represent the maximum, minimum and daily average of the total of the trading book. For certain subsidiaries, we employ the standardized method and/or the historical simulation method for the VaR calculation method.

VaR for Non-trading Activity

• Banking

The aggregate VaR for our total banking activities at March 31, 2013 was ¥31.1 billion, which was not significantly changed from March 31, 2012, as VaR increased in the category of equities and commodities risk while it decreased in the category of interest rate risk reflecting fluctuations in positions of each risk category.

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the fiscal year ended March 31, 2013:
SMBC Consolidated
Maximum	¥31.8	¥0.0	¥22.1	¥0.0	¥34.4
Minimum	15.2	0.0	5.6	0.0	23.1
Daily average	25.1	0.0	11.1	0.0	28.8
At March 31, 2013	15.6	0.0	22.0	0.0	30.4

SMFG Consolidated
Maximum	¥32.6	¥0.0	¥22.1	¥0.0	¥35.2
Minimum	15.8	0.0	5.6	0.0	23.6
Daily average	25.8	0.0	11.1	0.0	29.5
At March 31, 2013	16.2	0.0	22.0	0.0	31.1

(1)	Total for “Maximum,” “Minimum,” and “Daily average” represent the maximum, minimum and daily average of the total of the banking book.

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the fiscal year ended March 31, 2012:
SMBC Consolidated
Maximum	¥49.3	¥0.0	¥14.0	¥0.0	¥52.2
Minimum	27.9	0.0	7.8	0.0	31.0
Daily average	34.7	0.0	10.1	0.0	38.0
At March 31, 2012	28.7	0.0	10.2	0.0	31.3

SMFG Consolidated
Maximum	¥50.6	¥0.0	¥14.0	¥0.0	¥53.6
Minimum	28.6	0.0	7.8	0.0	31.8
Daily average	35.7	0.0	10.1	0.0	38.9
At March 31, 2012	29.4	0.0	10.2	0.0	32.1

(1)	Total for “Maximum,” “Minimum,” and “Daily average” represent the maximum, minimum and daily average of the total of the banking book.

• Strategic Equity Investment

The aggregate VaR for our strategic equity investment at March 31, 2013 was ¥977.4 billion, an increase from ¥897.9 billion at March 31, 2012 due primarily to an increase in the fair value of the strategic equity investment portfolio.

Equities risk
(In billions)
For the fiscal year ended March 31, 2013:
SMBC Consolidated
Maximum	¥979.3
Minimum	681.2
Daily average	778.7
At March 31, 2013	943.7

SMFG Consolidated
Maximum	¥1,013.0
Minimum	701.8
Daily average	802.8
At March 31, 2013	977.4

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

Additional Information for Certain Risks

Interest Rate Risk

To supplement the above limitations of VaR methodologies, the Group adopts various indices to measure and monitor the sensitivity of interest rates, including delta, gamma and vega risks. The Group considers BPV as one of the most significant indices to manage interest rate risk. BPV is the amount of change in the value to the banking and trading book as a result of a one-basis-point (0.01%) movement in interest rates. The principal Group companies use BPV to monitor interest rate risk, not only on a net basis, but also by term to prevent the concentration of interest rate risk in a specific period. The table “Outlier Ratio” presented below is one of the sensitivity analyses for interest rate risk concerning the banking book using the BPV approach. In addition, as previously addressed, the Group enhances the risk management method of VaR and BPV by using them in combination with back-testing and stress tests.

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

Outlier Ratio

In the event the economic value of a bank declines by more than 20% of total capital as a result of interest rate shocks, that bank would fall into the category of “outlier bank,” as stipulated under the Second Pillar of the Basel framework. This ratio, known as the outlier ratio, was 1.0% for the Bank on a consolidated basis at March 31, 2013, substantially below the 20% criterion. The decline in economic value of the Bank on a consolidated basis is shown in the following table.

Decline in Economic Value Based on Outlier Framework

	At March 31,
	2013	2012
	(In billions, except percentages)
SMBC Consolidated
Total	¥96.2	¥240.2
Impact of yen interest rates	60.5	144.3
Impact of U.S. dollar interest rates	6.8	87.3
Impact of euro interest rates	16.5	1.3
Percentage of total capital	1.0%	2.6%

Notes:
1.	Decline in economic value is the decline of the present value of a banking portfolio after interest rate shocks (1st and 99th percentile of observed interest rate changes using a one-year holding period and an observation period of five years).
2.	Percentage of total capital at March 31, 2013 was calculated based on the Basel III rules, whereas the calculation at March 31, 2012 was based on the Basel II rules.

Foreign Exchange Risk

The principal Group companies set risk limits for each currency to manage the concentration of the foreign currency position. The foreign exchange risk is immaterial as shown above in VaR by risk category.

Strategic Equity Investment Risk

We establish limits on allowable risk for strategic equity investments, and monitor the observance of those limits to keep stock price fluctuation risk within acceptable parameters. We have been reducing our strategic equity investments, and the balance is within a permitted level which is less than 100% of our consolidated Tier 1 Capital. See “Item 4.B. Business Overview—Regulations in Japan—Regulations for Stabilizing the Financial System—Restriction on Aggregate Shareholdings by a Bank.”

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

To minimize the impact of a crisis on its funding, the Bank manages highly liquid supplementary funding sources, whereby it maintains high quality liquid assets and has emergency borrowing facilities. High-quality liquid assets include Japanese government bonds, and U.S. Treasury and other U.S. government agency bonds, which are included in “Investment securities” in the consolidated statement of financial position. For more information, see “Item 5.A. Operating Results—Financial Condition—Investment Securities.”

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

Citibank, N.A., as depositary, has agreed to reimburse us annually for expenses related to the administration and maintenance of the depositary receipt facility, subject to certain criteria. We did not receive any reimbursements from Citibank, N.A. in the fiscal year ended March 31, 2013.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including Koichi Miyata, our President and Representative Director, and Nobuaki Kurumatani, our Director, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) at March 31, 2013. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable, not absolute, assurance of achieving their control objectives. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based upon the evaluation referred to above, Mr. Miyata and Mr. Kurumatani concluded that the design and operation of our disclosure controls and procedures at March 31, 2013 were effective to provide reasonable assurance that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

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

Our management evaluated the effectiveness of our internal control over financial reporting at March 31, 2013 based on the criteria established in “Internal Control—Integrated Framework (1992)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the evaluation, management has concluded that we maintained effective internal control over financial reporting at March 31, 2013.

The effectiveness of our internal control over financial reporting at March 31, 2013 has been audited by KPMG AZSA, our independent registered public accounting firm, as stated in their report appearing on page F-4.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Our board of corporate auditors has determined that Mr. Satoshi Itoh is an “audit committee financial expert” as defined in Item 16A. of Form 20-F and is “independent” as defined in the listing standards of the NYSE. Mr. Itoh, an outside corporate auditor under the Companies Act, has spent most of his career auditing Japanese corporations as a certified public accountant and was a special professor at Chuo University Graduate School of International Accounting from April 2002 to March 2007.

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

There were no material changes to the code of ethics during the fiscal year ended March 31, 2013. No waivers of the business ethics and compliance manual have been granted to any of our directors, officers or other employees, during the fiscal year ended March 31, 2013.

Item 16C.	Principal Accountant Fees and Services

Fees for Services Provided by KPMG AZSA and its Affiliates

The aggregate fees billed by KPMG AZSA, our independent registered public accounting firm, and its affiliates, for the fiscal years ended March 31, 2013 and 2012 are presented in the following table:

	For the fiscal year ended March 31,
	2013	2012
	(In millions)
Audit fees(1)	¥3,814	¥3,678
Audit-related fees(2)	122	110
Tax fees(3)	138	102
All other fees(4)	6	31

Total	¥4,080	¥3,921

(1)	Audit fees primarily include fees for the audit of our and our subsidiaries’ annual financial statements and fees for the services that are normally provided in connection with our statutory and regulatory filings.
(2)	Audit-related fees primarily include fees for attestation and related services that are not reported under audit fees.
(3)	Tax fees primarily include fees for tax compliance, assistance with preparation of tax return filings and tax advisory services.
(4)	All other fees primarily include fees for regulatory IT compliance advisory services.

Pre-Approval Policies and Procedures

Pursuant to Rule 2-01(c)(7) of Regulation S-X, our board of corporate auditors pre-approves all engagements with KPMG AZSA and its affiliates. Under the policies and procedures established by our board of corporate auditors, SMFG and its subsidiaries must apply to our board of corporate auditors for pre-approval on either a periodic basis twice a year for services expected to be performed in the coming months or case-by-case basis before entering into the engagement with KPMG AZSA and its affiliates to perform audit and permitted non-audit services.

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

Fees approved pursuant to the procedures described in paragraph 2-01(c)(7)(i)(C) of Regulation S-X, which provides for an exception to the general requirement for pre-approval in certain circumstances, were none for the fiscal years ended March 31, 2013 and 2012.

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

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth purchases of our common stock by us and our affiliated purchasers during the fiscal year ended March 31, 2013:

	Total number of shares purchased(1)	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs
April 1 to April 30, 2012	3,355	¥2,649	—	—
May 1 to May 31, 2012	4,318	2,721	—	—
June 1 to June 30, 2012	1,310	2,414	—	—
July 1 to July 31, 2012	3,303	2,551	—	—
August 1 to August 31, 2012	1,694	2,508	—	—
September 1 to September 30, 2012	1,781	2,495	—	—
October 1 to October 31, 2012	1,987	2,409	—	—
November 1 to November 30, 2012	2,525	2,459	—	—
December 1 to December 31, 2012	38,154	2,773	—	—
January 1 to January 31, 2013	15,460	3,186	—	—
February 1 to February 28, 2013	8,149	3,716	—	—
March 1 to March 31, 2013	6,693	3,895	—	—

Total	88,729	¥2,968	—	—

(1)	A total of 88,729 shares were purchased other than through a publicly announced plan or program during the fiscal year ended March 31, 2013, including our purchases of shares constituting less than one unit from registered holders of such shares at the current market prices of those shares.

Item 16F.	Change in Registrant’s Certifying Accountant

None.

Item 16G.	Corporate Governance

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

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

We have responded to Item 18 in lieu of this item.

Item 18.	Financial Statements

The information required by this item is set forth in our consolidated financial statements starting on page F-1 of this annual report.

Item 19.	Exhibits

We have filed the following documents as exhibits to this document:

Exhibit 1.1	Articles of Incorporation of Sumitomo Mitsui Financial Group, Inc., as amended on June 27, 2013

Exhibit 1.2	Regulations of Board of Directors of Sumitomo Mitsui Financial Group, Inc., incorporated by reference from our registration statement on Form 20-F (Commission file number 001-34919) filed on October 20, 2010

Exhibit 1.3	Share Handling Regulations of Sumitomo Mitsui Financial Group, Inc., as amended on April 1, 2012, incorporated by reference from our annual report on Form 20-F (Commission file number 001-34919) filed on July 23, 2012

Exhibit 2.1	Form of Deposit Agreement among the registrant, Citibank, N.A., as Depositary, and all owners and holders from time to time of American Depositary Shares issued thereunder, incorporated by reference from our registration statement on Form 20-F (Commission file number 001-34919) filed on October 20, 2010

Exhibit 8	List of subsidiaries of Sumitomo Mitsui Financial Group, Inc., at March 31, 2013

Exhibit 11	Code of Ethics of Sumitomo Mitsui Financial Group, Inc., incorporated by reference from our annual report on Form 20-F (File No. 001-34919) filed on July 29, 2011

Exhibit 12.1	CEO Certification Required by Rule 13a-14(a) (17 CFR 240.13a-14(a))

Exhibit 12.2	CFO Certification Required by Rule 13a-14(a) (17 CFR 240.13a-14(a))

Exhibit 13.1	Certification Required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

Exhibit 13.2	Certification Required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

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

Date: July 23, 2013

SELECTED STATISTICAL DATA

I.	Distribution of Assets, Liabilities and Equity; Interest Rates and Interest Differential

Average Statements of Financial Positions, Interest and Average Rates

The following tables show the average balances of the SMFG Group’s statement of financial positions items and related interest and average interest rates for the fiscal years ended March 31, 2013, 2012 and 2011. Average balances are generally based on a daily average. Weekly, month-end or quarter-end averages are used for certain average balances where it is not practical to obtain the applicable daily averages. The average balances determined by such methods are considered to be representative of the SMFG Group’s operations. The allocation of amounts between domestic and foreign is based on the location of the office.

	For the fiscal year ended March 31,
	2013			2012			2011
	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate
	(In millions, except percentages)
Interest-earning assets:
Interest-earning deposits with other banks:
Domestic offices	¥ 351,821	¥ 1,185	0.34%	¥ 292,043	¥ 1,602	0.55%	¥ 298,557	¥ 1,144	0.38%
Foreign offices	4,491,242	28,285	0.63%	3,626,677	26,557	0.73%	2,224,887	17,324	0.78%

Total	4,843,063	29,470	0.61%	3,918,720	28,159	0.72%	2,523,444	18,468	0.73%

Call loans and bills bought:
Domestic offices	318,512	1,519	0.48%	346,962	2,081	0.60%	361,438	2,252	0.62%
Foreign offices	1,080,527	11,347	1.05%	832,860	12,269	1.47%	802,633	7,022	0.87%

Total	1,399,039	12,866	0.92%	1,179,822	14,350	1.22%	1,164,071	9,274	0.80%

Reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	3,922,361	7,535	0.19%	4,123,424	9,072	0.22%	4,467,165	11,271	0.25%
Foreign offices	287,563	5,465	1.90%	200,641	6,047	3.01%	76,189	2,375	3.12%

Total	4,209,924	13,000	0.31%	4,324,065	15,119	0.35%	4,543,354	13,646	0.30%

Trading assets(1):
Domestic offices	4,275,579	35,507	0.83%	4,342,210	29,747	0.69%	4,218,883	35,268	0.84%
Foreign offices	55,042	692	1.26%	75,359	1,680	2.23%	114,134	2,262	1.98%

Total	4,330,621	36,199	0.84%	4,417,569	31,427	0.71%	4,333,017	37,530	0.87%

Financial assets at fair value through profit or loss(2):
Domestic offices	1,979,187	1,112	0.06%	2,010,408	4,165	0.21%	1,984,458	5,798	0.29%

Held-to-maturity investments(3):
Domestic offices	5,659,267	39,786	0.70%	4,818,061	37,895	0.79%	3,709,853	32,629	0.88%

Available-for-sale financial assets(3):
Domestic offices	23,444,037	65,814	0.28%	23,307,399	83,223	0.36%	19,297,268	103,026	0.53%
Foreign offices	1,687,202	21,572	1.28%	1,001,531	16,835	1.68%	1,229,769	19,076	1.55%

Total	25,131,239	87,386	0.35%	24,308,930	100,058	0.41%	20,527,037	122,102	0.59%

Loans and advances(4):
Domestic offices	60,183,531	1,200,792	2.00%	62,286,915	1,224,234	1.97%	63,761,723	1,282,041	2.01%
Foreign offices	15,301,802	342,423	2.24%	11,618,471	290,516	2.50%	9,702,902	242,021	2.49%

Total	75,485,333	1,543,215	2.04%	73,905,386	1,514,750	2.05%	73,464,625	1,524,062	2.07%

Total interest-earning assets:
Domestic offices	100,134,295	1,353,250	1.35%	101,527,422	1,392,019	1.37%	98,099,345	1,473,429	1.50%
Foreign offices	22,903,378	409,784	1.79%	17,355,539	353,904	2.04%	14,150,514	290,080	2.05%

Total	123,037,673	¥1,763,034	1.43%	118,882,961	¥1,745,923	1.47%	112,249,859	¥1,763,509	1.57%

Non-interest-earning assets:
Cash and due from banks	2,953,159			3,139,966			2,416,670
Other non-interest-earning assets	16,599,700			14,500,755			14,975,785
Allowance for loan losses	(1,343,024)			(1,476,293)			(1,548,825)

Total non-interest-earning assets	18,209,835			16,164,428			15,843,630

Total assets	¥141,247,508			¥135,047,389			¥128,093,489

Total assets attributable to foreign offices	18.8%			15.1%			13.0%

	For the fiscal year ended March 31,
	2013			2012			2011
	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate
	(In millions, except percentages)
Interest-bearing liabilities:
Deposits:
Domestic offices	¥ 70,452,092	¥ 51,975	0.07%	¥ 69,331,354	¥ 61,690	0.09%	¥ 67,912,936	¥ 78,529	0.12%
Foreign offices	12,801,814	71,403	0.56%	9,819,810	67,773	0.69%	8,351,047	55,955	0.67%

Total	83,253,906	123,378	0.15%	79,151,164	129,463	0.16%	76,263,983	134,484	0.18%

Call money and bills sold:
Domestic offices	1,233,733	1,039	0.08%	1,434,363	1,564	0.11%	1,613,628	2,166	0.13%
Foreign offices	642,899	3,098	0.48%	379,093	1,999	0.53%	334,514	1,672	0.50%

Total	1,876,632	4,137	0.22%	1,813,456	3,563	0.20%	1,948,142	3,838	0.20%

Repurchase agreements and cash collateral on securities lent:
Domestic offices	4,970,577	7,781	0.16%	4,908,276	7,901	0.16%	5,074,570	9,421	0.19%
Foreign offices	1,079,763	4,228	0.39%	649,143	2,665	0.41%	602,510	2,183	0.36%

Total	6,050,340	12,009	0.20%	5,557,419	10,566	0.19%	5,677,080	11,604	0.20%

Trading liabilities(1):
Domestic offices	1,953,735	22,474	1.15%	1,887,066	20,382	1.08%	1,909,663	22,653	1.19%
Foreign offices	3,417	48	1.40%	4,728	85	1.80%	3,801	76	2.00%

Total	1,957,152	22,522	1.15%	1,891,794	20,467	1.08%	1,913,464	22,729	1.19%

Borrowings:
Domestic offices	6,999,912	63,926	0.91%	10,904,124	66,414	0.61%	8,600,247	70,713	0.82%
Foreign offices	808,775	21,293	2.63%	347,165	17,076	4.92%	451,803	14,762	3.27%

Total	7,808,687	85,219	1.09%	11,251,289	83,490	0.74%	9,052,050	85,475	0.94%

Debt securities in issue:
Domestic offices	5,853,377	105,929	1.81%	5,336,930	77,083	1.44%	4,873,726	65,834	1.35%
Foreign offices	1,885,190	8,133	0.43%	820,798	8,712	1.06%	595,205	9,110	1.53%

Total	7,738,567	114,062	1.47%	6,157,728	85,795	1.39%	5,468,931	74,944	1.37%

Other interest-bearing liabilities:
Domestic offices	81,915	683	0.83%	73,821	672	0.91%	72,261	635	0.88%
Foreign offices	7,732	32	0.41%	3,508	82	2.34%	4,147	76	1.83%

Total	89,647	715	0.80%	77,329	754	0.98%	76,408	711	0.93%

Total interest-bearing liabilities:
Domestic offices	91,545,341	253,807	0.28%	93,875,934	235,706	0.25%	90,057,031	249,951	0.28%
Foreign offices	17,229,590	108,235	0.63%	12,024,245	98,392	0.82%	10,343,027	83,834	0.81%

Total	108,774,931	¥ 362,042	0.33%	105,900,179	¥ 334,098	0.32%	100,400,058	¥ 333,785	0.33%

Non-interest-bearing liabilities:
Non-interest-bearing demand deposits	12,301,269			12,105,589			10,504,246
Other non-interest-bearing liabilities	11,946,908			9,776,792			9,588,683

Total non-interest-bearing liabilities	24,248,177			21,882,381			20,092,929

Total equity	8,224,400			7,264,829	,		7,600,502

Total equity and liabilities	¥141,247,508			¥135,047,389			¥128,093,489

Total liabilities attributable to foreign offices	15.3%			11.8%			10.8%
Net interest income and interest rate spread		¥1,400,992	1.10%		¥1,411,825	1.15%		¥1,429,724	1.24%

Net interest income as a percentage of total interest-earning assets			1.14%			1.19%			1.27%

(1)	The net amount of interest income on trading assets and interest expense on trading liabilities is reported as net trading income in our consolidated income statement.
(2)	Interest income on financial assets at fair value through profit or loss is reported in net income from financial assets at fair value through profit or loss in our consolidated income statement.
(3)	Taxable investment securities and non-taxable investment securities are not disclosed separately because the aggregate effect of these average balances and interest income would not be material. In addition, the yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect of such calculation would not be material.
(4)	Loans and advances include impaired loans and advances. The amortized portion of net loan origination fees is included in interest income on loans and advances.

Analysis of Net Interest Income

The following tables show the changes to the SMFG Group’s net interest income attributable to changes in the volume and changes in the rates for the fiscal year ended March 31, 2013 compared to the fiscal year ended March 31, 2012 and for the fiscal year ended March 31, 2012 compared to the fiscal year ended March 31, 2011.

Changes attributable to the combined impact of changes in the rates and the volume have been allocated proportionately to the changes in the volume and changes in the rates.

	Fiscal year ended March 31, 2013 compared to fiscal year ended March 31, 2012 Increase / (decrease)			Fiscal year ended March 31, 2012 compared to fiscal year ended March 31, 2011 Increase / (decrease)
	Volume	Rate	Net change	Volume	Rate	Net change
	(In millions)
Interest income:
Interest-earning deposits with other banks:
Domestic offices	¥ 285	¥ (702)	¥ (417)	¥ (25)	¥ 483	¥ 458
Foreign offices	5,762	(4,034)	1,728	10,298	(1,065)	9,233

Total	6,047	(4,736)	1,311	10,273	(582)	9,691

Call loans and bills bought:
Domestic offices	(161)	(401)	(562)	(88)	(83)	(171)
Foreign offices	3,110	(4,032)	(922)	272	4,975	5,247

Total	2,949	(4,433)	(1,484)	184	4,892	5,076

Reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	(426)	(1,111)	(1,537)	(819)	(1,380)	(2,199)
Foreign offices	2,095	(2,677)	(582)	3,749	(77)	3,672

Total	1,669	(3,788)	(2,119)	2,930	(1,457)	1,473

Trading assets(1):
Domestic offices	(466)	6,226	5,760	1,010	(6,531)	(5,521)
Foreign offices	(378)	(610)	(988)	(838)	256	(582)

Total	(844)	5,616	4,772	172	(6,275)	(6,103)

Financial assets at fair value through profit or loss(2):
Domestic offices	(65)	(2,988)	(3,053)	74	(1,707)	(1,633)

Held-to-maturity investments:
Domestic offices	6,187	(4,296)	1,891	9,009	(3,743)	5,266

Available-for-sale financial assets:
Domestic offices	489	(17,898)	(17,409)	18,573	(38,376)	(19,803)
Foreign offices	9,484	(4,747)	4,737	(3,742)	1,501	(2,241)

Total	9,973	(22,645)	(12,672)	14,831	(36,875)	(22,044)

Loans and advances:
Domestic offices	(41,872)	18,430	(23,442)	(29,327)	(28,480)	(57,807)
Foreign offices	84,872	(32,965)	51,907	47,885	610	48,495

Total	43,000	(14,535)	28,465	18,558	(27,870)	(9,312)

Total interest income:
Domestic offices	(36,029)	(2,740)	(38,769)	(1,593)	(79,817)	(81,410)
Foreign offices	104,945	(49,065)	55,880	57,624	6,200	63,824

Total	¥ 68,916	¥(51,805)	¥ 17,111	¥ 56,031	¥(73,617)	¥(17,586)

	Fiscal year ended March 31, 2013 compared to fiscal year ended March 31, 2012 Increase / (decrease)			Fiscal year ended March 31, 2012 compared to fiscal year ended March 31, 2011 Increase / (decrease)
	Volume	Rate	Net change	Volume	Rate	Net change
	(In millions)
Interest expense:
Deposits:
Domestic offices	¥ 993	¥(10,708)	¥ (9,715)	¥ 1,669	¥(18,508)	¥(16,839)
Foreign offices	18,183	(14,553)	3,630	10,092	1,726	11,818

Total	19,176	(25,261)	(6,085)	11,761	(16,782)	(5,021)

Call money and bills sold:
Domestic offices	(200)	(325)	(525)	(218)	(384)	(602)
Foreign offices	1,282	(183)	1,099	232	95	327

Total	1,082	(508)	574	14	(289)	(275)

Repurchase agreements and cash collateral on securities lent:
Domestic offices	100	(220)	(120)	(307)	(1,213)	(1,520)
Foreign offices	1,685	(122)	1,563	176	306	482

Total	1,785	(342)	1,443	(131)	(907)	(1,038)

Trading liabilities(1):
Domestic offices	736	1,356	2,092	(266)	(2,005)	(2,271)
Foreign offices	(21)	(16)	(37)	17	(8)	9

Total	715	1,340	2,055	(249)	(2,013)	(2,262)

Borrowings:
Domestic offices	(28,750)	26,262	(2,488)	16,418	(20,717)	(4,299)
Foreign offices	14,881	(10,664)	4,217	(3,965)	6,279	2,314

Total	(13,869)	15,598	1,729	12,453	(14,438)	(1,985)

Debt securities in issue:
Domestic offices	7,960	20,886	28,846	6,498	4,751	11,249
Foreign offices	6,684	(7,263)	(579)	2,866	(3,264)	(398)

Total	14,644	13,623	28,267	9,364	1,487	10,851

Other interest-bearing liabilities:
Domestic offices	70	(59)	11	14	23	37
Foreign offices	50	(100)	(50)	(13)	19	6

Total	120	(159)	(39)	1	42	43

Total interest expense:
Domestic offices	(19,091)	37,192	18,101	23,808	(38,053)	(14,245)
Foreign offices	42,744	(32,901)	9,843	9,405	5,153	14,558

Total	¥ 23,653	¥ 4,291	¥ 27,944	¥ 33,213	¥(32,900)	¥ 313

Net interest income:
Domestic offices	¥(16,938)	¥(39,932)	¥(56,870)	¥(25,401)	¥(41,764)	¥(67,165)
Foreign offices	62,201	(16,164)	46,037	48,219	1,047	49,266

Total	¥ 45,263	¥(56,096)	¥(10,833)	¥ 22,818	¥(40,717)	¥(17,899)

(1)	The net amount of interest income on trading assets and interest expense on trading liabilities is reported as net trading income in our consolidated income statement.
(2)	Interest income on financial assets at fair value through profit or loss is reported in net income from financial assets at fair value through profit or loss in our consolidated income statement.

II.	Investment Portfolio

The information as to the value of held-to-maturity investments and available-for-sale financial assets at March 31, 2013, 2012 and 2011 is presented on “Item 5.A. Operating Results—Investment Securities.”

The following table shows the book values, maturities and weighted average yields of held-to-maturity investments and available-for-sale financial assets, excluding equity instruments, at March 31, 2013. Weighted average yields are calculated based on amortized cost. Yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect of such a calculation would not be material.

	Not later than one year		Later than one year and not later than five years		Later than five years and not later than ten years		Later than ten years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(In millions, except percentages)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥1,180,156	1.01%	¥4,223,577	0.48%	¥110,463	1.39%	¥—	—	¥5,514,196	0.61%
Japanese municipal bonds	56,647	1.00%	102,501	0.92%	—	—	—	—	159,148	0.95%
Japanese corporate bonds	77,251	0.99%	87,641	1.27%	2,021	1.17%	—	—	166,913	1.14%
Other debt instruments	—	—	—	—	—	—	—	—	—	—

Total domestic	1,314,054	1.01%	4,413,719	0.50%	112,484	1.39%	—	—	5,840,257	0.63%

Foreign:
U.S. Treasury and other U.S. government agency bonds	—	—	—	—	—	—	—	—	—	—
Other governments and official institutions bonds	—	—	—	—	—	—	—	—	—	—
Other debt instruments	—	—	—	—	—	—	—	—	—	—

Total foreign	—	—	—	—	—	—	—	—	—	—

Total	¥1,314,054	1.01%	¥4,413,719	0.50%	¥112,484	1.39%	¥—	—	¥5,840,257	0.63%

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥6,935,688	0.12%	¥12,038,541	0.19%	¥597,595	0.40%	¥5,311	1.69%	¥19,577,135	0.17%
Japanese municipal bonds	24,992	0.69%	171,298	0.60%	1,572	1.32%	45	1.96%	197,907	0.62%
Japanese corporate bonds	58,970	0.69%	427,932	0.49%	39,362	2.39%	—	—	526,264	0.65%
Other debt instruments	—	—	—	—	—	—	—	—	—	—

Total domestic	7,019,650	0.13%	12,637,771	0.21%	638,529	0.52%	5,356	1.69%	20,301,306	0.19%

Foreign:
U.S. Treasury and other U.S. government agency bonds	56,511	0.19%	3,655,134	0.43%	92,835	0.95%	—	—	3,804,480	0.44%
Other governments and official institutions bonds	548,008	1.25%	594,890	1.11%	72,768	0.96%	—	—	1,215,666	1.16%
Mortgage-backed securities	2	0.00%	281	0.00%	—	—	328,321	2.56%	328,604	2.56%
Other debt instruments	105,710	1.92%	192,984	2.17%	449	0.57%	—	—	299,143	2.07%

Total foreign	710,231	1.26%	4,443,289	0.59%	166,052	0.95%	328,321	2.56%	5,647,893	0.80%

Total	¥7,729,881	0.23%	¥17,081,060	0.31%	¥804,581	0.61%	¥333,677	2.54%	¥25,949,199	0.32%

Excluding U.S. Treasury and other U.S. government agency bonds and Japanese government bonds, there are no investments in any individual issuers held in the SMFG Group’s investment portfolio which exceeded 10% of shareholders’ equity in the consolidated statement of financial position at March 31, 2013.

III.	Loan Portfolio

The following table shows our outstanding loans and advances by the domicile and industry type of the borrowers at March 31, 2013, 2012, 2011, 2010 and 2009. The classification of loans and advances by industry is based on the industry segment loan classification as defined by the Bank of Japan (“BOJ”) for regulatory reporting purposes.

	At March 31,
	2013	2012	2011	2010	2009
	(In millions)
Domestic:
Manufacturing	¥8,071,044	¥8,462,004	¥8,344,261	¥8,428,854	¥8,836,291
Agriculture, forestry, fisheries and mining	164,420	152,128	162,727	162,879	163,647
Construction	1,167,115	1,284,882	1,327,475	1,492,690	1,716,567
Transportation, communications and public enterprises	4,708,870	4,414,102	4,036,780	3,519,279	3,606,748
Wholesale and retail	5,388,032	5,480,393	5,616,084	5,552,637	6,201,520
Finance and insurance	2,715,862	2,170,776	2,568,670	3,431,882	3,613,653
Real estate and goods rental and leasing	8,145,769	7,982,741	8,281,048	8,751,450	9,264,523
Services	4,404,359	4,076,818	4,316,724	4,644,737	4,947,995
Municipalities	1,270,981	1,234,355	1,440,167	1,346,611	1,274,196
Lease financing	2,058,284	2,056,972	2,205,451	2,320,651	2,562,727
Consumer(1)	18,834,079	19,185,574	18,552,987	17,544,284	16,377,870
Others	3,341,636	4,155,960	4,378,791	5,137,721	5,446,206

Total domestic	60,270,451	60,656,705	61,231,165	62,333,675	64,011,943

Foreign:
Public sector	121,611	130,426	83,109	147,115	82,598
Financial institutions	2,500,624	2,012,751	1,794,794	2,031,812	1,812,218
Commerce and industry	13,502,283	10,364,685	8,949,629	8,161,198	9,282,120
Lease financing	208,099	191,966	172,361	205,547	239,728
Others	793,653	706,175	528,847	442,225	1,017,223

Total foreign	17,126,270	13,406,003	11,528,740	10,987,897	12,433,887

Gross loans and advances	77,396,721	74,062,708	72,759,905	73,321,572	76,445,830
Adjust: Unearned income, unamortized premiums-net and deferred loan fees-net	(147,186)	(144,731)	(152,443)	(153,889)	(176,906)
Less: Allowance for loan losses	(1,262,478)	(1,381,164)	(1,587,133)	(1,533,555)	(1,599,630)

Net loans and advances	¥75,987,057	¥72,536,813	¥71,020,329	¥71,634,128	¥74,669,294

(1)	The balance in Consumer mainly consists of housing loans. The housing loan balances amounted to ¥14,520,154 million, ¥14,574,702 million, ¥14,577,945 million, ¥14,436,921 million and ¥13,577,902 million at March 31, 2013, 2012, 2011, 2010 and 2009, respectively.

Maturities and Sensitivities of Loans and Advances to Changes in Interest Rates

The following table shows the maturities of loans and advances by the domicile and industry type of the borrower at March 31, 2013.

	Maturity
	Not later than one year	Later than one year and not later than five years	Later than five years	Total
	(In millions)
Domestic:
Manufacturing	¥4,438,314	¥2,718,988	¥913,742	¥8,071,044
Agriculture, forestry, fisheries and mining	80,799	28,295	55,326	164,420
Construction	677,357	353,986	135,772	1,167,115
Transportation, communications and public enterprises	1,391,342	2,203,741	1,113,787	4,708,870
Wholesale and retail	3,272,582	1,614,980	500,470	5,388,032
Finance and insurance	2,040,571	502,305	172,986	2,715,862
Real estate and goods rental and leasing	2,293,671	3,989,391	1,862,707	8,145,769
Services	1,696,808	1,690,160	1,017,391	4,404,359
Municipalities	220,301	581,436	469,244	1,270,981
Lease financing	716,872	1,138,039	203,373	2,058,284
Consumer	3,248,567	3,905,703	11,679,809	18,834,079
Others	412,140	925,641	2,003,855	3,341,636

Total domestic	20,489,324	19,652,665	20,128,462	60,270,451

Foreign:
Public sector	16,594	31,256	73,761	121,611
Financial institutions	1,271,363	908,266	320,995	2,500,624
Commerce and industry	4,637,984	6,043,926	2,820,373	13,502,283
Lease financing	30,370	94,309	83,420	208,099
Others	347,681	397,920	48,052	793,653

Total foreign	6,303,992	7,475,677	3,346,601	17,126,270

Total	¥26,793,316	¥27,128,342	¥23,475,063	¥77,396,721

The above loans and advances due after one year which had predetermined interest rates and floating or adjustable interest rates at March 31, 2013 are shown below:

	Domestic	Foreign	Total
	(In millions)
Predetermined rate	¥11,445,857	¥1,310,568	¥12,756,425
Floating or adjustable rate	28,335,270	9,511,710	37,846,980

Total	¥39,781,127	¥10,822,278	¥50,603,405

Impaired Loans and Advances

The SMFG Group’s credit risk elements analyzed by categories for loans and advances differ from those required by the U.S. Securities and Exchange Commission. The SMFG Group’s impaired loans and advances are comprised of “potentially bankrupt, effectively bankrupt and bankrupt (loans and advances),” “past due three months or more (loans),” “restructured (loans)” and “other impaired (loans and advances).” “Potentially bankrupt, effectively bankrupt and bankrupt (loans and advances)” comprises of loans and advances to the borrowers that are perceived to have a high risk of falling into bankruptcy, may not have been legally or formally declared bankrupt but are essentially bankrupt, or have been legally or formally declared bankrupt. Loans classified as “past due three months or more (loans)” represent those loans that are three months or more past due as to principal or interest, other than those loans to borrowers who are potentially bankrupt, effectively bankrupt and bankrupt. The category “restructured (loans)” comprises of loans not included above for which the terms of the loans have been modified to grant concessions because of problems with the borrower. Examples of modifications to grant concessions include reductions of the original interest rate, deferrals of interest payments, deductions of the contractual repayment amounts and extensions of principal repayments such as the extension of the repayment date and the suspension of contracted repayments. “Other impaired (loans and advances)” represent impaired loans and advances, which are not included in “potentially bankrupt, effectively bankrupt and bankrupt (loans and advances),” “past due three months or more (loans),” or “restructured (loans),” but for which information about credit problems cause management to classify them as impaired loans and advances. All loans and advances for which management has serious doubts about the ability of the borrowers to comply in the near future with the repayment terms are included in impaired loans and advances.

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

The following table shows the distribution of impaired loans and advances by “potentially bankrupt, effectively bankrupt and bankrupt (loans and advances),” “past due three months or more (loans),” “restructured (loans),” and “other impaired (loans and advances)” at March 31, 2013, 2012, 2011, 2010 and 2009 by the domicile and industry type of the borrowers.

	At March 31,
	2013	2012	2011	2010	2009
	(In millions)
Potentially bankrupt, effectively bankrupt and bankrupt (loans and advances):
Domestic:
Manufacturing	¥215,600	¥187,982	¥211,597	¥180,642	¥164,736
Agriculture, forestry, fisheries and mining	5,210	5,295	6,635	7,014	4,842
Construction	101,255	118,413	120,696	125,674	141,581
Transportation, communications and public enterprises	109,449	68,768	59,775	78,726	64,451
Wholesale and retail	232,779	225,399	243,346	233,124	217,549
Finance and insurance	15,822	13,350	11,496	30,287	53,776
Real estate and goods rental and leasing	449,163	499,485	534,596	622,944	566,916
Services	203,197	213,142	249,093	260,917	227,103
Lease financing	17,030	10,742	27,716	52,648	45,379
Consumer	270,060	312,181	297,732	242,106	214,620
Others	69,859	67,174	55,909	62,351	61,663

Total domestic	1,689,424	1,721,931	1,818,591	1,896,433	1,762,616

Foreign:
Public sector	14	14	14	4,564	13
Financial institutions	6,191	19,383	42,350	36,381	64,827
Commerce and industry	178,022	162,509	128,534	135,958	165,772
Lease financing	7,522	4,140	5,037	33	3,151
Others	2,271	3,019	3,831	15,901	6,617

Total foreign	194,020	189,065	179,766	192,837	240,380

Total	1,883,444	1,910,996	1,998,357	2,089,270	2,002,996

Past due three months or more (loans):
Domestic	27,102	32,069	40,699	28,434	31,012
Foreign	557	1,130	1,336	635	11,045

Total	27,659	33,199	42,035	29,069	42,057

Restructured (loans):
Domestic	337,494	390,060	296,751	127,392	160,658
Foreign	29,650	24,644	59,296	37,007	7,940

Total	367,144	414,704	356,047	164,399	168,598

Other impaired (loans and advances):
Domestic	204,775	255,615	252,457	158,653	121,971
Foreign	119	2,588	527	1,760	6,069

Total	204,894	258,203	252,984	160,413	128,040

Gross impaired loans and advances	2,483,141	2,617,102	2,649,423	2,443,151	2,341,691

Less: Allowance for loan losses	(1,144,130)	(1,234,299)	(1,395,659)	(1,282,610)	(1,204,091)

Net impaired loans and advances	¥1,339,011	¥1,382,803	¥1,253,764	¥1,160,541	¥1,137,600

Interest Foregone on Impaired Loans and Advances

Interest income which would have been accrued at the original terms on domestic impaired loans and advances during the fiscal year ended March 31, 2013 was ¥73 billion, of which ¥35 billion was included in profit or loss for the fiscal year then ended. Interest income which would have been accrued at the original terms on foreign impaired loans and advances during the fiscal year ended March 31, 2013 was ¥3 billion, of which ¥3 billion was included in profit or loss for the fiscal year then ended.

Cross-border Outstanding

Cross-border outstandings are defined as loans, acceptances, interest-earning deposits with other banks, other interest-earning investments and any other monetary assets denominated in Japanese yen or other non-local currencies. Local currency outstandings are netted out from cross-border outstandings. This cross-border disclosure is based on the reports to the BOJ required under Japanese foreign exchange-related laws. There were no cross-border outstandings to borrowers in any foreign country which in total exceeded 0.75% of consolidated total assets at March 31, 2013, 2012 and 2011.

Loan Concentrations

At March 31, 2013, there were no concentrations of loans and advances to a single industry group of borrowers, as defined by the BOJ industry segment loan and advance classifications, which exceeded 10% of the SMFG Group’s consolidated total loans and advances, except for loans and advances in a category disclosed in the table of outstanding loans and advances above.

IV.	Summary of Loan Loss Experience

The following table shows an analysis of our loan loss experience by the borrowers’ domicile and industry type for the fiscal years ended March 31, 2013, 2012, 2011, 2010 and 2009.

	For the fiscal year ended March 31,
	2013	2012	2011	2010	2009
	(In millions, except percentages)
Allowance for loan losses at beginning of period	¥1,381,164	¥1,587,133	¥1,533,555	¥1,599,630	¥1,094,226
Provision for loan losses	138,375	144,022	259,292	215,886	849,495
Charge-offs:
Domestic:
Manufacturing	16,037	46,229	27,355	43,059	26,405
Agriculture, forestry, fisheries and mining	553	173	372	713	648
Construction	7,848	14,204	12,190	31,779	40,185
Transportation, communications and public enterprises	7,062	11,296	26,126	24,999	28,004
Wholesale and retail	18,062	64,492	29,602	73,299	71,934
Finance and insurance	354	679	172	701	8,717
Real estate and goods rental and leasing	36,003	61,683	33,371	53,930	30,989
Services	17,325	35,498	13,078	66,826	47,742
Lease financing	3,689	3,319	1,364	1,400	3,664
Consumer	127,804	64,329	29,481	57,436	47,255
Others	6,400	4,705	2,606	6,753	598

Total domestic	241,137	306,607	175,717	360,895	306,141

Foreign:
Public sector	—	—	600	—	—
Financial institutions	4,063	14,784	9,332	504	13,667
Commerce and industry	13,735	33,173	13,087	23,095	15,982
Lease financing	2,060	38	15	19	50
Others	3,203	623	1,010	2	1,034

Total foreign	23,061	48,618	24,044	23,620	30,733

Total	264,198	355,225	199,761	384,515	336,874

Recoveries:
Domestic:
Manufacturing	14	252	195	31	6
Agriculture, forestry, fisheries and mining	—	—	3	—	—
Construction	21	64	64	11	4
Transportation, communications and public enterprises	12	52	241	7	8
Wholesale and retail	22	328	266	27	3
Finance and insurance	19	3	1	—	—
Real estate and goods rental and leasing	19	283	97	11	1
Services	16	142	65	26	7
Consumer	9,976	3,453	1,648	836	820
Others	4	18	44	4	233

Total domestic	10,103	4,595	2,624	953	1,082

Foreign:
Public sector	—	—	6	—	—
Financial institutions	2	3	—	—	1
Commerce and industry	18	187	117	6	5
Others	313	17	67	10	9

Total foreign	333	207	190	16	15

Total	10,436	4,802	2,814	969	1,097

Net charge-offs	253,762	350,423	196,947	383,546	335,777
Others(1)	(3,299)	432	(8,767)	101,585	(8,314)

Allowance for loan losses at end of period	¥1,262,478	¥1,381,164	¥1,587,133	¥1,533,555	¥1,599,630

Allowance for loan losses applicable to foreign activities:
Balance at beginning of period	¥87,344	¥108,612	¥121,797	¥192,325	¥92,248

Balance at end of period	¥74,868	¥87,344	¥108,612	¥121,797	¥192,325

Provision (credit) for loan losses	¥1,692	¥30,675	¥19,501	¥(42,830)	¥137,898

Ratio of net charge-offs to average loans outstanding during the period	0.34%	0.47%	0.27%	0.51%	0.45%

(1)	Others mainly include foreign exchange translations as well as the exclusion of the allowance for loan losses related to ORIX Credit Corporation, as the Bank transferred all of its shares of ORIX Credit Corporation to ORIX in June 2012 for the fiscal year ended March 31, 2013, whereas the amounts for the fiscal year ended March 31, 2011 and 2009 mainly include foreign exchange translations. The amount for the fiscal year ended March 31, 2010 mainly includes an increase in the allowance for loan losses of ¥102,687 million from the acquisition of subsidiaries.

The following table shows an allocation of the allowance for loan losses by the borrower’s domicile and industry type at March 31, 2013, 2012, 2011, 2010 and 2009.

	At March 31,
	2013		2012		2011		2010		2009
	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans
	(In millions, except percentages)
Domestic:
Manufacturing	¥140,424	10.43%	¥126,773	11.43%	¥178,030	11.47%	¥163,598	11.50%	¥155,886	11.56%
Agriculture, forestry, fisheries and mining	3,968	0.21%	4,374	0.21%	4,499	0.22%	4,453	0.22%	2,621	0.21%
Construction	63,032	1.51%	69,605	1.73%	87,514	1.82%	87,178	2.04%	104,320	2.25%
Transportation, communications and public enterprises	50,789	6.08%	47,723	5.96%	52,832	5.55%	82,113	4.80%	88,272	4.72%
Wholesale and retail	151,075	6.96%	159,740	7.40%	197,995	7.72%	179,494	7.58%	203,240	8.11%
Finance and insurance	12,373	3.51%	14,045	2.93%	15,418	3.53%	18,231	4.68%	36,596	4.73%
Real estate and goods rental and leasing	312,614	10.53%	338,162	10.78%	385,889	11.38%	386,706	11.94%	301,135	12.12%
Services	132,377	5.69%	144,984	5.50%	176,388	5.93%	172,037	6.33%	197,215	6.47%
Municipalities	1	1.64%	2	1.67%	3	1.98%	182	1.84%	252	1.67%
Lease financing	17,151	2.66%	11,942	2.78%	25,071	3.03%	49,596	3.17%	47,938	3.35%
Consumer	250,282	24.33%	315,211	25.90%	290,468	25.50%	214,224	23.93%	196,729	21.42%
Others	53,524	4.32%	61,259	5.61%	64,414	6.02%	53,946	6.98%	73,101	7.13%

Total domestic	1,187,610	77.87%	1,293,820	81.90%	1,478,521	84.15%	1,411,758	85.01%	1,407,305	83.74%

Foreign:
Public sector	209	0.16%	568	0.18%	135	0.11%	84	0.20%	103	0.11%
Financial institutions	5,454	3.23%	15,217	2.72%	34,926	2.47%	45,805	2.77%	45,375	2.37%
Commerce and industry	63,261	17.45%	64,014	13.99%	67,805	12.30%	69,043	11.13%	139,572	12.14%
Lease financing	3,195	0.27%	4,324	0.26%	2,905	0.24%	3,098	0.28%	3,321	0.31%
Others	2,749	1.02%	3,221	0.95%	2,841	0.73%	3,767	0.61%	3,954	1.33%

Total foreign	74,868	22.13%	87,344	18.10%	108,612	15.85%	121,797	14.99%	192,325	16.26%

Total	¥1,262,478	100.00%	¥1,381,164	100.00%	¥1,587,133	100.00%	¥1,533,555	100.00%	¥1,599,630	100.00%

V.	Deposits

The following table shows the average amount of, and the average rate paid on, the following deposit categories for the fiscal years ended March 31, 2013, 2012 and 2011.

	For the fiscal year ended March 31,
	2013		2012		2011
	Average amount	Average rate	Average amount	Average rate	Average amount	Average rate
	(In millions, except percentages)
Domestic offices:
Non-interest-bearing demand deposits	¥11,878,091	—	¥11,676,103	—	¥10,193,114	—
Interest-bearing demand deposits	34,555,344	0.02%	32,822,329	0.02%	31,264,556	0.03%
Deposits at notice	852,078	0.02%	925,210	0.02%	963,722	0.01%
Time deposits	25,333,058	0.11%	25,499,940	0.14%	25,373,367	0.20%
Negotiable certificates of deposit	6,279,012	0.14%	6,552,965	0.15%	7,144,913	0.17%
Others	3,432,600	0.23%	3,530,910	0.27%	3,166,378	0.20%

Total domestic offices	82,330,183		81,007,457		78,106,050

Foreign offices:
Non-interest-bearing demand deposits	423,178	—	429,486	—	311,132	—
Interest-bearing demand deposits	986,801	0.21%	711,238	0.31%	675,202	0.25%
Deposits at notice	4,426,059	0.31%	4,435,426	0.44%	3,926,027	0.43%
Time deposits	2,041,210	1.24%	1,587,145	1.41%	1,601,750	1.07%
Negotiable certificates of deposit	5,231,609	0.55%	2,970,769	0.73%	2,016,689	0.93%
Others	116,135	1.44%	115,232	1.84%	131,379	1.18%

Total foreign offices	13,224,992		10,249,296		8,662,179

Total	¥95,555,175		¥91,256,753		¥86,768,229

Deposits at notice represent interest-bearing demand deposits which require the depositor to give two or more days notice in advance of withdrawal.

The total amount of deposits by foreign depositors included in domestic offices for the fiscal years ended March 31, 2013, 2012 and 2011 were ¥992,016 million, ¥914,298 million and ¥914,460 million, respectively.

At March 31, 2013, the balances and remaining maturities of time deposits and negotiable certificates of deposit issued by domestic offices in amounts of ¥10 million (approximately $106,372 at the median exchange rate for buying and selling spot dollars for yen by telegraphic transfer as determined by the Bank at the end of the current fiscal year) or more and total foreign deposits issued in amounts of $100,000 or more are shown in the following table.

	Time deposits	Negotiable certificates of deposit	Total
	(In millions)
Domestic offices:
Not later than three months	¥3,277,982	¥3,936,270	¥7,214,252
Later than three months and not later than six months	2,111,338	679,265	2,790,603
Later than six months and not later than one year	5,667,515	909,124	6,576,639
Later than one year	2,204,782	29,251	2,234,033

Total	¥13,261,617	¥5,553,910	¥18,815,527

Foreign offices	¥2,479,085	¥6,201,723	¥8,680,808

VI.	Return on Equity and Assets

The following table shows the ratio of return on equity and assets for the fiscal years ended March 31, 2013, 2012 and 2011.

	For the fiscal year ended March 31,
	2013	2012	2011
Return on average total assets	0.4%	0.3%	0.4%
Return on average shareholders’ equity	9.3%	6.6%	8.4%
Dividends payout ratio(1):
Basic	23.6%	40.2%	32.0%
Diluted	23.7%	40.3%	32.0%
Average shareholders’ equity to average total assets	4.4%	3.9%	4.3%

(1)	Dividends declared per common share as a percentage of net profit per share.

VII.	Short-Term Borrowings

The following table shows certain additional information with respect to our short-term borrowings for the fiscal years ended March 31, 2013, 2012 and 2011.

	For the fiscal year ended March 31,
	2013	2012	2011
	(In millions, except percentages)
Call money, and payables under repurchase agreements and securities lending transactions:
Average balance outstanding during the period	¥7,926,972	¥7,370,875	¥7,625,222
Maximum balance outstanding at any month-end during the period	9,935,203	9,632,233	9,212,189
Balance at end of period	9,464,679	9,632,233	9,069,005
Weighted average interest rate during the period	0.20%	0.19%	0.20%
Weighted average interest rate on balance at end of period	0.19%	0.19%	0.21%
Commercial paper:
Average balance outstanding during the period	3,087,708	2,044,158	1,934,738
Maximum balance outstanding at any month-end during the period	3,190,675	2,743,664	2,046,794
Balance at end of period	3,190,675	2,743,664	2,019,334
Weighted average interest rate during the period	0.25%	0.23%	0.23%
Weighted average interest rate on balance at end of period	0.21%	0.29%	0.20%
Short-term borrowings:
Average balance outstanding during the period	4,136,273	7,347,792	5,245,423
Maximum balance outstanding at any month-end during the period	6,056,549	8,037,680	8,486,842
Balance at end of period	2,467,661	6,392,554	8,486,842
Weighted average interest rate during the period	0.32%	0.24%	0.27%
Weighted average interest rate on balance at end of period	0.40%	0.27%	0.22%

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

The following consolidated financial statements and the reports thereon by its independent registered public accounting firm are filed as part of this annual report:

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Sumitomo Mitsui Financial Group, Inc.:

We have audited the accompanying consolidated statement of financial position of Sumitomo Mitsui Financial Group, Inc. and subsidiaries (the “SMFG Group”) as of March 31, 2013 and 2012, and the related consolidated income statement and consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the SMFG Group as of March 31, 2013 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Sumitomo Mitsui Financial Group, Inc.’s internal control over financial reporting as of March 31, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated July 23, 2013 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG AZSA LLC

Tokyo, Japan

July 23, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Sumitomo Mitsui Financial Group, Inc.:

We have audited Sumitomo Mitsui Financial Group, Inc.’s internal control over financial reporting as of March 31, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, included in Item 15 “Controls and Procedures” of the accompanying Form 20-F. Our responsibility is to express an opinion on Sumitomo Mitsui Financial Group Inc.’s internal control over financial reporting based on our audit.

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

In our opinion, Sumitomo Mitsui Financial Group, Inc. maintained, in all material respects, effective internal control over financial reporting as of March 31, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of Sumitomo Mitsui Financial Group, Inc. and subsidiaries as of March 31, 2013 and 2012, and the related consolidated income statement and consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2013, and our report dated July 23, 2013 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG AZSA LLC

Tokyo, Japan

July 23, 2013

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Financial Position

		At March 31,
	Note	2013	2012
		(In millions)
Assets:
Cash and deposits with banks	5	¥11,804,873	¥8,050,562
Call loans and bills bought		1,393,440	1,297,082
Reverse repurchase agreements and cash collateral on securities borrowed		3,930,557	4,937,025
Trading assets	6	4,097,084	4,461,258
Derivative financial instruments	7	6,855,486	5,901,526
Financial assets at fair value through profit or loss	8	2,045,046	2,150,409
Investment securities	9	35,728,537	37,324,100
Loans and advances	10	75,987,057	72,536,813
Investments in associates and joint ventures	11	260,495	206,660
Property, plant and equipment	12	1,757,994	1,045,006
Intangible assets	14	903,264	899,167
Other assets	15	2,810,755	2,367,300
Current tax assets		51,449	65,298
Deferred tax assets	22	381,689	632,220

Total assets		¥148,007,726	¥141,874,426

Liabilities:
Deposits	16	¥101,021,413	¥92,853,566
Call money and bills sold		2,954,052	2,144,600
Repurchase agreements and cash collateral on securities lent		6,510,627	7,487,633
Trading liabilities	17	1,910,905	2,173,567
Derivative financial instruments	7	6,936,991	5,850,813
Borrowings	18	6,475,543	10,412,858
Debt securities in issue	19	8,085,263	7,377,742
Provisions	20	279,131	425,350
Other liabilities	21	4,776,912	5,401,790
Current tax liabilities		206,977	61,786
Deferred tax liabilities	22	107,262	69,330

Total liabilities		139,265,076	134,259,035

Equity:
Capital stock	24	2,337,896	2,337,896
Capital surplus	24	862,305	862,933
Retained earnings	24	2,596,104	2,162,696
Other reserves	24	1,069,603	437,177
Treasury stock	24	(227,373)	(236,037)

Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.		6,638,535	5,564,665
Non-controlling interests	25	2,104,115	2,050,726

Total equity		8,742,650	7,615,391

Total equity and liabilities		¥148,007,726	¥141,874,426

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Income Statement

		For the fiscal year ended March 31,
	Note	2013	2012	2011
		(In millions, except per share data)
Interest income		¥1,725,723	¥1,710,331	¥1,720,181
Interest expense		339,520	313,631	311,056

Net interest income	26	1,386,203	1,396,700	1,409,125

Fee and commission income		948,685	869,407	806,704
Fee and commission expense		127,099	132,562	132,560

Net fee and commission income	27	821,586	736,845	674,144

Net trading income	28	179,750	182,296	324,479
Net income from financial assets at fair value through profit or loss	29	15,794	33,734	30,116
Net investment income	30	216,967	239,365	235,911
Other income	31	324,404	245,563	204,470

Total operating income		2,944,704	2,834,503	2,878,245

Impairment charges on financial assets	32	267,243	284,310	433,928

Net operating income		2,677,461	2,550,193	2,444,317

General and administrative expenses	33	1,443,196	1,366,705	1,293,546
Other expenses	34	288,307	239,292	212,292

Operating expenses		1,731,503	1,605,997	1,505,838

Share of post-tax profit (loss) of associates and joint ventures		19,593	(25,004)	(5,796)

Profit before tax		965,551	919,192	932,683

Income tax expense	35	274,795	461,194	361,165

Net profit		¥690,756	¥457,998	¥571,518

Profit attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.		¥572,916	¥345,430	¥464,007
Non-controlling interests		117,840	112,568	107,511

Earnings per share:
Basic	36	¥423.15	¥248.98	¥328.32
Diluted	36	422.65	248.29	328.31

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Comprehensive Income

	For the fiscal year ended March 31,
	2013	2012	2011
	(In millions)
Net profit	¥690,756	¥457,998	¥571,518

Other comprehensive income:
Available-for-sale financial assets:
Gains (losses) arising during the period, before tax	763,457	253,865	(349,080)
Reclassification adjustments for (gains) losses included in net profit, before tax	(8,378)	(21,563)	10,957

Exchange differences on translating the foreign operations:
Gains (losses) arising during the period, before tax	235,947	(34,781)	(121,593)
Reclassification adjustments for (gains) losses included in net profit, before tax	4,579	7,350	(505)

Share of other comprehensive income (loss) of associates and joint ventures	3,354	(2,832)	(4,225)
Income tax relating to components of other comprehensive income	(292,137)	(43,809)	146,520

Other comprehensive income (loss), net of tax	706,822	158,230	(317,926)

Total comprehensive income	¥1,397,578	¥616,228	¥253,592

Total comprehensive income attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥1,205,342	¥501,316	¥189,372
Non-controlling interests	192,236	114,912	64,220

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Changes in Equity

	Capital stock	Capital surplus	Retained earnings	Available- for-sale financial assets	Exchange differences on translating the foreign operations	Treasury stock	Shareholders’ equity	Non-controlling interests	Total equity
	(In millions)
Balance at April 1, 2010	¥2,337,896	¥1,081,432	¥1,663,618	¥663,907	¥(108,618)	¥(124,062)	¥5,514,173	¥2,047,497	¥7,561,670

Comprehensive income:
Net profit	—	—	464,007	—	—	—	464,007	107,511	571,518
Other comprehensive loss	—	—	—	(198,830)	(75,805)	—	(274,635)	(43,291)	(317,926)

Total comprehensive income (loss)	—	—	464,007	(198,830)	(75,805)	—	189,372	64,220	253,592

Acquisition of subsidiaries	—	—	—	—	—	—	—	38,020	38,020
Transaction with non-controlling interest shareholders	—	—	(678)	108	21	—	(549)	(2,554)	(3,103)
Dividends to shareholders	—	—	(152,878)	—	—	—	(152,878)	(98,521)	(251,399)
Purchase of treasury stock	—	—	—	—	—	(47,759)	(47,759)	—	(47,759)
Sale of treasury stock	—	—	—	—	—	60	60	—	60
Loss on sale of treasury stock	—	(46)	—	—	—	—	(46)	—	(46)
Others	—	170	—	—	—	—	170	—	170

Balance at March 31, 2011	2,337,896	1,081,556	1,974,069	465,185	(184,402)	(171,761)	5,502,543	2,048,662	7,551,205

Comprehensive income:
Net profit	—	—	345,430	—	—	—	345,430	112,568	457,998
Other comprehensive income (loss)	—	—	—	184,238	(28,352)	—	155,886	2,344	158,230

Total comprehensive income (loss)	—	—	345,430	184,238	(28,352)	—	501,316	114,912	616,228

Acquisition of subsidiaries	—	—	—	—	—	—	—	2,443	2,443
Transaction with non-controlling interest shareholders	—	(8,368)	(14,792)	508	—	44,127	21,475	(23,270)	(1,795)
Dividends to shareholders	—	—	(142,011)	—	—	—	(142,011)	(92,021)	(234,032)
Purchase of treasury stock	—	—	—	—	—	(111,518)	(111,518)	—	(111,518)
Sale of treasury stock	—	—	—	—	—	3,115	3,115	—	3,115
Loss on sale of treasury stock	—	(679)	—	—	—	—	(679)	—	(679)
Purchase of Type 6 preferred stock	—	—	—	—	—	(210,003)	(210,003)	—	(210,003)
Cancellation of Type 6 preferred stock	—	(210,003)	—	—	—	210,003	—	—	—
Others	—	427	—	—	—	—	427	—	427

Balance at March 31, 2012	2,337,896	862,933	2,162,696	649,931	(212,754)	(236,037)	5,564,665	2,050,726	7,615,391

Comprehensive income:
Net profit	—	—	572,916	—	—	—	572,916	117,840	690,756
Other comprehensive income	—	—	—	469,122	163,304	—	632,426	74,396	706,822

Total comprehensive income	—	—	572,916	469,122	163,304	—	1,205,342	192,236	1,397,578

Acquisition and disposal of subsidiaries-net	—	—	—	—	—	—	—	(16,239)	(16,239)
Transaction with non-controlling interest shareholders	—	(1,166)	(4,255)	—	—	8,900	3,479	(9,325)	(5,846)
Dividends to shareholders	—	—	(135,253)	—	—	—	(135,253)	(100,783)	(236,036)
Redemption of preferred securities	—	—	—	—	—	—	—	(12,500)	(12,500)
Purchase of treasury stock	—	—	—	—	—	(263)	(263)	—	(263)
Sale of treasury stock	—	—	—	—	—	27	27	—	27
Loss on sale of treasury stock	—	(4)	—	—	—	—	(4)	—	(4)
Others	—	542	—	—	—	—	542	—	542

Balance at March 31, 2013	¥2,337,896	¥862,305	¥2,596,104	¥1,119,053	¥(49,450)	¥(227,373)	¥6,638,535	¥2,104,115	¥8,742,650

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Cash Flows

	For the fiscal year ended March 31,
	2013	2012	2011
	(In millions)
Operating Activities:
Profit before tax	¥965,551	¥919,192	¥932,683
Adjustments for:
Gains on financial assets at fair value through profit or loss and investment securities	(24,173)	(55,639)	(17,439)
Foreign exchange (profit) losses	(1,098,484)	79,258	420,015
Provision for loan losses	138,375	144,022	259,292
Depreciation and amortization	198,825	172,953	163,400
Share of post-tax (profit) loss of associates and joint ventures	(19,593)	25,004	5,796
Net changes in assets and liabilities:
Net increase of term deposits with original maturities over three months	(69,047)	(133,235)	(343,404)
Net (increase) decrease of call loans and bills bought	3,819	(446,175)	202,797
Net decrease of reverse repurchase agreements and cash collateral on securities borrowed	1,009,096	110,676	640,766
Net (increase) decrease of loans and advances	(3,452,294)	(1,138,608)	1,380,486
Net change of trading assets and liabilities and derivative financial instruments	191,542	(427,125)	43,119
Net increase of deposits	7,677,011	2,540,054	5,129,774
Net increase (decrease) of call money and bills sold	759,135	(478,629)	544,332
Net increase (decrease) of repurchase agreements and cash collateral on securities lent	(978,541)	1,049,082	1,009,568
Net increase (decrease) of other unsubordinated borrowings and debt securities in issue	(3,283,724)	(1,112,860)	4,867,822
Income taxes paid—net	(126,129)	(100,884)	(125,618)
Other operating activities—net	89,686	173,925	(204,794)

Net cash and cash equivalents provided by operating activities	1,981,055	1,321,011	14,908,595

Investing Activities:
Purchases of financial assets at fair value through profit or loss and available-for-sale financial assets	(48,845,613)	(48,064,086)	(65,533,905)
Proceeds from sale of financial assets at fair value through profit or loss and available-for-sale financial assets	45,389,973	31,909,764	36,486,703
Proceeds from maturities of financial assets at fair value through profit or loss and available-for-sale financial assets	6,114,500	15,010,487	18,795,275
Purchases of held-to-maturity investments	(880,207)	(1,267,389)	(983,404)
Proceeds from maturities of held-to-maturity investments	314,946	170,911	72,313
Acquisitions of the subsidiaries, net of cash and cash equivalents acquired	(949)	(47,108)	82,773
Investments in associates and joint ventures	(34,085)	(580)	(10,724)
Proceeds from sale of investments in associates and joint ventures	4,618	16,912	309
Purchases of property, plant and equipment, and investment properties	(288,533)	(129,993)	(178,406)
Purchases of intangible assets	(105,966)	(101,341)	(101,646)
Proceeds from sale of property, plant and equipment, investment properties and intangible assets	97,048	30,337	7,598
Other investing activities—net	34,629	25	243

Net cash and cash equivalents provided by (used in) investing activities	1,800,361	(2,472,061)	(11,362,871)

Financing Activities:
Proceeds from issuance of subordinated borrowings	33,200	106,000	80,000
Redemption of subordinated borrowings	(93,000)	(103,000)	(87,500)
Proceeds from issuance of subordinated bonds	127,095	552,726	252,218
Redemption of subordinated bonds	(552,997)	(306,398)	(314,900)
Redemption of preferred securities	(12,500)	—	—
Purchase of Type 6 preferred stock	—	(210,003)	—
Dividends paid to shareholders of Sumitomo Mitsui Financial Group, Inc.	(135,203)	(141,922)	(152,612)
Dividends paid to non-controlling interest shareholders	(100,728)	(91,983)	(98,431)
Purchase of treasury stock and proceeds from sale of treasury stock—net	(240)	(109,128)	(47,745)
Transactions with non-controlling interest shareholders—net	(5,486)	(1,493)	2,668

Net cash and cash equivalents used in financing activities	(739,859)	(305,201)	(366,302)

Effect of exchange rate changes on cash and cash equivalents	624,446	(61,678)	(217,386)

Net increase (decrease) of cash and cash equivalents	3,666,003	(1,517,929)	2,962,036
Cash and cash equivalents at beginning of period	7,055,670	8,573,599	5,611,563

Cash and cash equivalents at end of period	¥10,721,673	¥7,055,670	¥8,573,599

Net cash and cash equivalents provided by operating activities includes:
Interests and dividends received	¥1,803,332	¥1,787,503	¥1,757,233
Interests paid	344,621	315,311	322,298

Significant non-cash investing and financing activities:

The SMFG Group made SMBC Consumer Finance Co., Ltd. and Cedyna Financial Corporation a wholly owned subsidiary of the SMFG Group by share exchange transaction during the fiscal years ended March 31, 2013 and 2012, respectively. The details of the transactions are described in Note 25 “Non-controlling interests.”

The accompanying notes are an integral part of the Consolidated Financial Statements.

Notes to Consolidated Financial Statements

1	GENERAL INFORMATION

Sumitomo Mitsui Financial Group, Inc. (“SMFG”) was established on December 2, 2002, as a holding company for Sumitomo Mitsui Banking Corporation (“SMBC”) and its subsidiaries through a statutory share transfer (kabushiki-iten) of all of the outstanding equity securities of SMBC in exchange for SMFG’s newly issued securities. SMFG is a joint stock corporation with limited liability (Kabushiki Kaisha) incorporated under the Companies Act of Japan (“Companies Act”). Upon the formation of SMFG and the completion of the statutory share transfer, SMBC became a direct, wholly owned subsidiary of SMFG. SMFG has a primary listing on the Tokyo Stock Exchange (First Section), with further listing on the Nagoya Stock Exchange (First Section). SMFG’s American Depositary Shares are listed on the New York Stock Exchange.

SMFG and its subsidiaries (the “SMFG Group”) offer a diverse range of financial services, including commercial banking, leasing, securities, consumer finance and other services.

The accompanying consolidated financial statements have been authorized for issue by the Management Committee on July 23, 2013.

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

Functional and presentation currency

The consolidated financial statements are presented in Japanese yen, which is also SMFG’s functional currency. All financial information presented in Japanese yen has been rounded to the nearest million, except as otherwise indicated.

Critical accounting estimates and judgments

The preparation of the consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the accounting policies. Actual results may differ from these estimates. The notes to the consolidated financial statements set out areas involving a higher degree of judgment or complexity, or areas where assumptions are significant to the consolidated financial statements, such as allowance for loan losses (Notes 10, 32), fair value of financial instruments (Note 44), impairment of available-for-sale financial assets (Notes 9, 32), impairment of goodwill (Note 14), provision for interest repayment (Note 20), retirement benefits (Note 23), deferred tax assets (Note 22), and special purpose entities.

Refer to Note 3 “Critical Accounting Estimates and Judgments” for further information.

New and amended standards adopted by the SMFG Group

During the fiscal year ended March 31, 2013, a number of interpretations and amendments to standards have become effective; however, they have not resulted in any material changes to the SMFG Group’s accounting policies.

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

The acquisition method is used to account for the business combinations including the acquisition of subsidiaries by the SMFG Group. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred, the liabilities incurred and the equity interests issued. Identifiable assets acquired and liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The SMFG Group’s previously held equity interest in the acquiree is remeasured at fair value at the acquisition date and any gain or loss is recognized in profit or loss. For each business combination, the SMFG Group measures any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets. The excess of the aggregate of the consideration transferred, the amount of any non-controlling interest and the acquisition-date fair value of the SMFG Group’s previously held equity interest in the acquiree over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed is recorded as goodwill in the consolidated statement of financial position. If the aggregate of the consideration transferred, the amount of any non-controlling interest and the acquisition-date fair value of the SMFG Group’s previously held equity interest in the acquiree is less than the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed, the difference is recognized immediately in the consolidated income statement.

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

Entities that are jointly controlled by more than one party, including the SMFG Group, may be determined to be a joint venture.

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

Foreign operations

The assets and liabilities of foreign operations are translated into the presentation currency of the SMFG Group using the exchange rate at the end of the reporting period, and their income statements are translated using the exchange rates at the dates of the transactions or average exchange rates where these approximate to actual rates.

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

Repurchase and Reverse Repurchase Agreements, and Securities Borrowing and Lending Agreements

In the ordinary course of business, the SMFG Group lends or sells securities under agreements to repurchase them at a predetermined price on a future date (“repos”). Since the majority of the risks and rewards are retained by the SMFG Group, the securities remain on the consolidated statement of financial position and a liability is recorded in respect of the consideration received. On the other hand, the SMFG Group borrows or purchases securities under agreements to resell them at a predetermined price on a future date (“reverse repos”). Since the SMFG Group does not retain the risks and rewards of ownership, these transactions are treated as collateralized loans and the securities are not included in the consolidated statement of financial position.

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

For the fiscal years ended March 31, 2013, 2012 and 2011, there were no transactions pursuant to repurchase agreements, securities lending transactions or other transactions involving the transfer of financial assets with an obligation to repurchase such transferred assets that were treated as sales and hence derecognized for accounting purposes.

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

Land is not depreciated. Depreciation of other assets is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives, as follows:

•	Buildings: 7–50 years;

•	Leased assets: the shorter of the lease term and the estimated useful life, which is principally 5–20 years; and

•	Assets for rent (including assets for aircraft leasing business) and others: 2–20 years.

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

Recent Accounting Pronouncements

The SMFG Group is currently assessing the impact of the following standards, amendments to standards, and interpretations that are not yet effective and have not been early adopted:

Presentation of Items of Other Comprehensive Income (Amendments to IAS 1)

In June 2011, the IASB issued amendments to IAS 1 “Presentation of Financial Statements” to require entities to separate items presented in other comprehensive income into two groups, based on whether or not they may be reclassified to profit or loss in the future. Items that will not be reclassified will be presented separately from items that may be reclassified in the future. The amendments also reaffirm existing requirements that items in other comprehensive income and profit or loss should be presented as either a single statement or two consecutive statements. The amendments are effective for annual periods beginning on or after July 1, 2012.

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

IAS 19 “Employee Benefits”

In June 2011, the IASB issued amendments to IAS 19 “Employee Benefits” to require entities to recognize all changes in the net defined benefit liability (asset) in the period in which those changes occur. The requirements include immediate recognition of defined benefit cost, disaggregation of defined benefit cost into components and recognition of remeasurements in other comprehensive income. The amended standard also requires additional disclosures about the risks arising from defined benefit plans. The amended standard is effective for annual periods beginning on or after January 1, 2013. If the SMFG Group had adopted the standard from the fiscal year ended March 31, 2013, shareholders’ equity would have decreased by approximately ¥180 billion at March 31, 2013.

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

Disclosures—Offsetting Financial Assets and Financial Liabilities (Amendments to IFRS 7)

In December 2011, the IASB issued amendments to IFRS 7 “Financial Instruments: Disclosures” to require additional disclosures for all recognized financial instruments that are set off in the statement of financial position and those recognized financial instruments that are subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are set off in accordance with IAS 32 “Financial Instruments: Presentation.” The amendments are effective for annual periods beginning on or after January 1, 2013.

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

Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27)

In October 2012, the IASB issued amendments to IFRS 10, IFRS 12 and IAS 27 to provide an exception to the consolidation requirement for entities that meet the definition of an investment entity. The amendments define an investment entity and require a parent that is an investment entity to measure its investments in particular subsidiaries at fair value through profit or loss instead of consolidating those subsidiaries. The amendments also introduce new disclosure requirements related to investment entities in IFRS 12 and IAS 27. The amendments are effective for annual periods beginning on or after January 1, 2014. The SMFG Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.

IFRIC Interpretation 21 “Levies”

In May 2013, the IASB issued IFRIC Interpretation 21 “Levies,” which provides guidance on when an entity should recognize liabilities to pay levies imposed by governments, other than income taxes, in its financial statements. IFRIC 21 is an interpretation of IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” which sets out criteria for the recognition of a liability. This interpretation clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. The interpretation is effective for annual periods beginning on or after January 1, 2014. The SMFG Group is currently evaluating the potential impact that the adoption of the interpretation will have on its consolidated financial statements.

Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36)

In May 2013, the IASB issued amendments to IAS 36 “Impairment of Assets” to address the disclosure of information about the recoverable amount of impaired assets if that amount is based on fair value less costs of disposal. When the IASB issued IFRS 13, it made consequential amendments to the disclosure requirement of IAS 36 about the recoverable amount of impaired assets. The newly issued amendments clarify that the scope of those disclosures is limited, as is originally intended by the IASB, to the recoverable amount of impaired assets that is based on fair value less costs of disposals. The amendments also require additional information about the fair value measurement when the recoverable amount of impaired assets is based on fair value less costs of disposal. The amendments are effective for annual periods beginning on or after January 1, 2014. The SMFG Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.

Novation of Derivatives and Continuation of Hedge Accounting (Amendments to IAS 39)

In June 2013, the IASB issued narrow-scope amendments to IAS 39 to allow an entity to continue hedge accounting where a derivative, which has been designated as a hedging instrument, is novated to effect clearing with a central counterparty as a result of laws or regulations, provided certain criteria are met. The amendments are effective for annual periods beginning on or after January 1, 2014. The SMFG Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.

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

Management estimates and judgments may change from time to time as the economic environment changes or new information becomes available. Changes in these estimates and judgments will result in a different allowance for loan losses and may have a direct impact on impairment charges. The impairment charges for loan losses totaled ¥138,375 million, ¥144,022 million and ¥259,292 million for the fiscal years ended March 31, 2013, 2012 and 2011, respectively. For additional information, refer to Note 10 “Loans and Advances” and Note 32 “Impairment Charges on Financial Assets.”

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

Management estimates and judgments may change from time to time based upon future events that may or may not occur and changes in these estimates and judgments could adversely affect the carrying amounts of available-for-sale financial assets. Impairment charges on available-for-sale financial assets totaled ¥128,868 million, ¥140,288 million and ¥174,636 million for the fiscal years ended March 31, 2013, 2012 and 2011, respectively. For additional information, refer to Note 9 “Investment Securities” and Note 32 “Impairment Charges on Financial Assets.”

Impairment of goodwill

Goodwill is tested for impairment on an annual basis or more frequently if events or changes in circumstances indicate that it may not be recoverable. If any such indication exists, then its recoverable amount is estimated. The process to determine the recoverable amount is inherently uncertain because such recoverable amount is determined based on a number of management estimates and judgments. The SMFG Group determines the recoverable amount using the estimated future cash flows, pre-tax discount rates, growth rates, and other factors. The estimation of future cash flows inherently reflects management judgments, even though such forecasts are prepared taking into account actual performance and external economic data. The pre-tax discount rates and growth rates may be significantly affected by market interest rates or other market conditions, which are beyond management’s control, and therefore significant management judgments are made to determine these assumptions. These management judgments are made based on the facts and circumstances at the time of the impairment test, and may vary depending on the situation and the time. Changes in management judgments may result in different impairment test results and different impairment amounts recognized. For the fiscal years ended March 31, 2013, 2012 and 2011, impairment losses on goodwill were nil, ¥1,884 million and nil, respectively. For additional information, refer to Note 14 “Intangible Assets.”

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

Management estimates and judgments may change from time to time as the legal environment and market conditions change or new information becomes available. Changes in these estimates and judgments could affect the balance of provision for interest repayment. Provision for interest repayment is recorded in provisions as a liability, and it totaled ¥245,129 million and ¥400,233 million at March 31, 2013 and 2012, respectively. For additional information, refer to Note 20 “Provisions.”

Retirement benefits

The SMFG Group has defined benefit plans such as defined benefit pension plans and lump-sum severance indemnity plans. The present value of the defined benefit obligation is calculated based on actuarial valuations that are dependent upon a number of assumptions, including discount rates, mortality rates and future salary (benefit) increases. The discount rates are equivalent to market yields of AA credit-rated corporate bonds that have terms to maturity approximating those of the related obligations. Future mortality rates are based on the official mortality table generally used for actuarial assumptions in Japan. Other assumptions used for the calculation of the defined benefit obligation are based on historical records. The expected return on plan assets is developed separately for each plan, typically using a building block approach recognizing the plan’s specific asset allocation and the assumed return on assets for each asset category. Due to the long-term nature of these plans, such estimates are subject to significant uncertainty. Any change in these assumptions will impact actuarial gains and losses, as well as the present value of the defined benefit obligations and the net retirement benefit expense for each period. Actuarial gains and losses in excess of the greater of 10% of the fair value of plan assets and 10% of the present value of the defined benefit obligation are recognized in the consolidated income statement over the employees’ expected average remaining working lives. The amounts of cumulative unrecognized actuarial losses, net of gains, at March 31, 2013 and 2012 were ¥279,226 million and ¥307,776 million, respectively. For additional information, refer to Note 23 “Retirement Benefits.”

Deferred tax assets

Deferred tax assets relating to tax losses carried forward and deductible temporary differences are recognized, only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the deductible temporary differences can be utilized. This assessment requires significant management estimates and judgments. Future taxable profit is estimated based on, among other relevant factors, forecasted operating results, which are based on historical financial performance and the business plans that management believes to be prudent and feasible. While the SMFG Group carefully assesses the realization of tax losses carried forward and deductible temporary differences, the actual taxable profit in the future may be less than the forecast. The net deferred tax assets amounted to ¥274,427 million and ¥562,890 million at March 31, 2013 and 2012, respectively. For additional information, refer to Note 22 “Deferred Income Tax.”

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

The SMFG Group has four main business segments: Commercial Banking, Leasing, Securities, and Consumer Finance, with the remaining operations recorded in Others. The SMFG Group changed its business segment information for the fiscal year ended March 31, 2013 in connection with making SMBC Consumer Finance Co., Ltd. (“SMBC Consumer Finance”), formerly known as Promise Co., Ltd. (“Promise”), a wholly owned subsidiary of the SMFG Group through a share exchange on April 1, 2012. The business segment previously reported as Credit Card is now reported as Consumer Finance, together with SMBC Consumer Finance and other consumer finance companies. Comparative information has been restated accordingly.

The business segment information covers SMBC, which accounts for the major portion of the SMFG Group’s total assets and revenue, in Commercial Banking, Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”) in Leasing, SMBC Nikko Securities Inc. (“SMBC Nikko Securities”) and SMBC Friend Securities Co., Ltd. (“SMBC Friend Securities”) in Securities, and Sumitomo Mitsui Card Company, Limited (“Sumitomo Mitsui Card”), Cedyna Financial Corporation (“Cedyna”) and SMBC Consumer Finance in Consumer Finance.

Commercial Banking

SMBC represents the majority of the Commercial Banking segment, and the remainder includes domestic banking subsidiaries, such as Kansai Urban Banking Corporation (“KUBC”), THE MINATO BANK, LTD. (“The Minato Bank”) and The Japan Net Bank, Limited, as well as foreign subsidiaries, such as Sumitomo Mitsui Banking Corporation Europe Limited (“SMBC Europe”), Manufacturers Bank and Sumitomo Mitsui Banking Corporation (China) Limited (“SMBC (China)”). Since SMBC has a significant impact on the overall performance of the SMFG Group, its performance is reported to management in more detail by dividing it into five business units by customer market: the Consumer Banking Unit, the Middle Market Banking Unit, the Corporate Banking Unit, the International Banking Unit and the Treasury Unit. In addition to the five business units, SMBC also has several cross-sectional units and divisions. The revenues and expenses of these units and divisions are in principle allocated to each business unit.

SMBC’s Consumer Banking Unit

SMBC’s Consumer Banking Unit provides financial services to individual consumers residing in Japan. This business unit offers a wide range of financial services including, but not limited to, personal bank accounts, investment trusts, pension-type insurance products, life insurance products and housing loans.

SMBC’s Middle Market Banking Unit

SMBC’s Middle Market Banking Unit provides financial services targeting mid-sized companies and small- and medium-sized enterprises. This business unit, through its sales channels and certain of other SMFG Group companies, offers its customer lending, cash management, settlement, leasing, factoring, management information systems consulting, collection and investment banking services.

SMBC’s Corporate Banking Unit

SMBC’s Corporate Banking Unit provides a wide range of financial products and services such as loans, deposits and settlement services, targeting large Japanese corporations and listed companies. This business unit also provides products and services such as loan syndication, structured finance, commitment lines and nonrecourse loans.

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

SMBC’s Treasury Unit

SMBC’s Treasury Unit operates in the domestic and international money, foreign exchange, securities and derivatives markets to serve customer needs and SMBC’s own asset liability management requirements. To further expand SMBC’s customer base, this business unit also seeks to provide specialized solutions and enhance customer service capabilities in market transactions through providing a variety of products from traditional money and foreign exchange transactions to derivative transactions.

SMBC’s Others

SMBC’s Others represents the difference between the aggregate of SMBC’s five business units and SMBC as a whole. SMBC’s Others includes the profit and loss amounts related to the Corporate Staff Unit, the Corporate Services Unit, the Compliance Unit, the Risk Management Unit and the Internal Audit Unit, which do not belong to any of the five business units. Those amounts mainly consist of administrative expenses related to the headquarters operations and profit or loss on the activities related to capital management.

Leasing

Leasing mainly consists of SMFL, SMBC Leasing and Finance, Inc., a U.S. subsidiary, and Sumitomo Mitsui Auto Service Company Limited, an associate of the SMFG Group. SMFL is one of the major leasing companies in Japan and provides a variety of leasing services such as equipment lease, operating lease, leveraged lease and aircraft operating lease. The aircraft leasing business commenced in June 2012 as SMBC Aviation Capital is included in SMFL.

Securities

Securities mainly consists of SMBC Nikko Securities and SMBC Friend Securities. SMBC Nikko Securities is one of the major Japanese securities brokers and offers a wide range of financial products, investment consultation and administration services to its individual and corporate customers in Japan. For individual customers, SMBC Nikko Securities provides consulting services to meet diversified asset management needs, and an online trading tool. For corporate customers, it offers trading capabilities and financial products, debt and equity underwriting, and M&A advisory services, mainly in Japan. SMBC Friend Securities is a full-line securities company focusing on retail business in Japan.

Consumer Finance

Consumer Finance mainly consists of Sumitomo Mitsui Card, Cedyna and SMBC Consumer Finance. Sumitomo Mitsui Card is a leading company in the domestic credit card industry, having introduced the Visa brand into the Japanese market. Sumitomo Mitsui Card conducts a comprehensive credit card business and offers a variety of settlement and financing services. Cedyna, which became the SMFG Group’s subsidiary in May 2010 and became a wholly owned subsidiary in May 2011, conducts credit card, installment (such as shopping credit and automobile loan), and solution (such as collection and factoring) businesses. SMBC Consumer Finance, which became the SMFG Group’s subsidiary in December 2011 and its wholly owned subsidiary on April 1, 2012, provides consumer loans that consist mainly of unsecured loans to individuals, and engages in other business including a loan guarantee business. It changed its company name from Promise in July 2012.

SMFG’s Others

SMFG’s Others represents the difference between the aggregate of Commercial Banking, Leasing, Securities, and Consumer Finance segments, and the SMFG Group as a whole. It mainly consists of profit or loss from SMFG on a stand-alone basis, other subsidiaries and equity-method associates, including The Japan Research Institute, Limited. It also includes internal transactions between the SMFG Group companies, which are eliminated in the consolidated financial statements.

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

Segmental Results of Operation

For the fiscal year ended March 31, 2013:

	Commercial Banking
	SMBC							Total(3)
	Consumer Banking Unit	Middle Market Banking Unit	Corporate Banking Unit	International Banking Unit	Treasury Unit	Others	SMBC Total
	(In billions)
Gross profit	¥374.9	¥412.2	¥208.0	¥240.5	¥295.3	¥9.2	¥1,540.1	¥1,798.6
Net interest income	307.7	236.2	128.2	142.0	125.5	31.6	971.2	1,127.2
Net non-interest income	67.2	176.0	79.8	98.5	169.8	(22.4)	568.9	671.4
General and administrative expenses	(284.4)	(216.7)	(39.6)	(72.9)	(21.0)	(93.1)	(727.7)	(876.9)
Other profit (loss)(1)	—	—	—	—	—	—	—	(30.4)

Consolidated net business profit(2)(5)	¥90.5	¥195.5	¥168.4	¥167.6	¥274.3	¥(83.9)	¥812.4	¥891.3

	Leasing		Securities			Consumer Finance				Others	Total
	SMFL	Total(3)	SMBC Nikko Securities	SMBC Friend Securities	Total(3)	Sumitomo Mitsui Card	Cedyna	SMBC Consumer Finance	Total(3)
	(In billions)
Gross profit	¥114.8	¥120.4	¥268.9	¥59.4	¥341.5	¥183.1	¥153.5	¥165.8	¥526.5	¥15.4	¥2,802.4
Net interest income	40.8	46.2	(0.7)	0.4	—	15.5	29.4	117.7	164.0	61.5	1,398.9
Net non-interest income	74.0	74.2	269.6	59.0	341.5	167.6	124.1	48.1	362.5	(46.1)	1,403.5
General and administrative expenses	(51.7)	(50.8)	(194.9)	(41.4)	(247.3)	(132.6)	(118.2)	(66.2)	(331.2)	61.7	(1,444.5)
Other profit (loss)(1)	(4.1)	(0.3)	(0.6)	—	(2.0)	(5.7)	(21.6)	(47.7)	(73.1)	(85.9)	(191.7)

Consolidated net business profit(2)(5)	¥59.0	¥69.3	¥73.4	¥18.0	¥92.2	¥44.8	¥13.7	¥51.9	¥122.2	¥(8.8)	¥1,166.2

For the fiscal year ended March 31, 2012:

	Commercial Banking
	SMBC							Total(3)
	Consumer Banking Unit	Middle Market Banking Unit	Corporate Banking Unit	International Banking Unit	Treasury Unit	Others	SMBC Total
	(In billions)
Gross profit	¥383.7	¥422.9	¥212.6	¥197.4	¥319.3	¥(3.4)	¥1,532.5	¥1,763.9
Net interest income	326.9	256.8	136.6	111.6	123.1	1.9	956.9	1,113.5
Net non-interest income	56.8	166.1	76.0	85.8	196.2	(5.3)	575.6	650.4
General and administrative expenses	(289.5)	(222.8)	(38.2)	(64.9)	(19.2)	(84.9)	(719.5)	(851.3)
Other profit (loss)(1)	—	—	—	—	—	—	—	(20.5)

Consolidated net business profit(2)(5)	¥94.2	¥200.1	¥174.4	¥132.5	¥300.1	¥(88.3)	¥813.0	¥892.1

	Leasing		Securities			Consumer Finance			Others	Total
	SMFL	Total(3)	SMBC Nikko Securities	SMBC Friend Securities	Total(3)	Sumitomo Mitsui Card	Cedyna	Total(3)
	(In billions)
Gross profit	¥99.1	¥102.1	¥222.1	¥48.0	¥277.9	¥179.3	¥160.1	¥436.2	¥30.0	¥2,610.1
Net interest income	58.8	62.3	(1.7)	0.5	(0.7)	18.5	36.4	111.6	62.8	1,349.5
Net non-interest income	40.3	39.8	223.8	47.5	278.6	160.8	123.7	324.6	(32.8)	1,260.6
General and administrative expenses	(43.2)	(42.6)	(180.1)	(39.1)	(224.5)	(126.6)	(120.5)	(291.9)	35.7	(1,374.6)
Other profit (loss)(1)	7.0	8.3	(1.7)	—	(2.6)	(9.6)	(67.3)	(134.6)	(72.2)	(221.6)

Consolidated net business profit(2)(5)	¥62.9	¥67.8	¥40.3	¥8.9	¥50.8	¥43.1	¥(27.7)	¥9.7	¥(6.5)	¥1,013.9

For the fiscal year ended March 31, 2011:

	Commercial Banking
	SMBC							Total(3)
	Consumer Banking Unit	Middle Market Banking Unit	Corporate Banking Unit	International Banking Unit	Treasury Unit	Others	SMBC Total
	(In billions)
Gross profit	¥387.8	¥443.9	¥201.3	¥186.5	¥330.7	¥(18.4)	¥1,531.8	¥1,773.5
Net interest income	337.5	272.9	131.4	107.7	136.3	(18.0)	967.8	1,117.6
Net non-interest income	50.3	171.0	69.9	78.8	194.4	(0.4)	564.0	655.9
General and administrative expenses	(290.3)	(221.7)	(36.0)	(57.9)	(17.9)	(75.4)	(699.2)	(834.2)
Other profit (loss)(1)	—	—	—	—	—	—	—	(34.4)

Consolidated net business profit(2)(5)	¥97.5	¥222.2	¥165.3	¥128.6	¥312.8	¥(93.8)	¥832.6	¥904.9

	Leasing		Securities			Consumer Finance			Others	Total
	SMFL	Total(3)	SMBC Nikko Securities	SMBC Friend Securities	Total(3)	Sumitomo Mitsui Card	Cedyna(4)	Total(3)
	(In billions)
Gross profit	¥105.8	¥108.4	¥206.2	¥53.3	¥261.6	¥182.3	¥134.4	¥369.9	¥19.2	¥2,532.6
Net interest income	63.0	64.8	(1.7)	0.6	(1.3)	22.9	36.8	87.6	66.9	1,335.6
Net non-interest income	42.8	43.6	207.9	52.7	262.9	159.4	97.6	282.3	(47.7)	1,197.0
General and administrative expenses	(42.0)	(41.2)	(166.6)	(42.7)	(212.4)	(129.8)	(97.5)	(252.6)	39.3	(1,301.1)
Other profit (loss)(1)	(14.8)	(12.2)	(1.3)	—	(5.6)	(19.9)	(37.7)	(82.6)	(94.7)	(229.5)

Consolidated net business profit(2)(5)	¥49.0	¥55.0	¥38.3	¥10.6	¥43.6	¥32.6	¥(0.8)	¥34.7	¥(36.2)	¥1,002.0

(1)	Other profit (loss) includes non-operating profits and losses of subsidiaries other than SMBC and ordinary profit or loss of equity-method associates taking into account the ownership ratio. For the fiscal years ended March 31, 2012 and 2011, equity-method associates included Promise, a consumer lending company, which became the SMFG Group’s subsidiary in December 2011 and changed its company name to SMBC Consumer Finance in July 2012.
(2)	The Group’s consolidated net business profit = SMBC’s business profit on a nonconsolidated basis, excluding the effect of the reversal of reserve for possible loan losses + ordinary profit of other subsidiaries (with adjustment for nonrecurring factors) + (ordinary profit of equity-method associates * ownership ratio)–internal transactions (such as dividends) under Japanese GAAP.
For the fiscal year ended March 31, 2013, consolidated net business profit of SMBC Nikko Securities, SMBC Friend Securities, Sumitomo Mitsui Card and Cedyna represent the ordinary profit (loss) of each company on a nonconsolidated basis and consolidated net business profit of SMFL and SMBC Consumer Finance represent the ordinary profit (loss) of each company on a consolidated basis. Before the current fiscal year, consolidated net business profit of these subsidiaries represented the operating profit (loss) of each company on a nonconsolidated basis. Comparative information has been restated accordingly. Ordinary profit (loss) comprises profits and losses from ordinary activities which include operating and non-operating profits and losses, but exclude extraordinary items.
(3)	Total under each business segment includes the aggregation of the results from the operating units that were not separately identified (e.g., the difference between “Total” in Commercial Banking and “SMBC Total” consists of SMFG’s banking subsidiaries except SMBC, such as SMBC Europe, SMBC (China), KUBC and The Minato Bank.)
(4)	The results of Cedyna for the fiscal year ended March 31, 2011 include the SMFG Group’s ownership ratio of the first quarter of Cedyna’s results and the full results of Cedyna for subsequent quarters.
(5)	The SMFG Group’s total credit cost (reversal) for the fiscal years ended March 31, 2013, 2012 and 2011 were ¥173.1 billion, ¥116.8 billion and ¥217.3 billion, respectively, of which ¥63.7 billion, ¥78.1 billion and ¥144.6 billion were for Commercial Banking, ¥5.3 billion, ¥(4.0) billion and ¥15.0 billion were for Leasing, ¥0.3 billion, ¥1.2 billion and ¥(0.02) billion were for Securities and ¥69.3 billion, ¥46.2 billion and ¥58.4 billion were for Consumer Finance. Credit costs, including gains on recoveries of written-off claims, of SMBC are not included in consolidated net business profit, but in “Loans and advances” in the reconciliation table in the section “Reconciliation of Segmental Results of Operation to Consolidated Income Statement.”

Reconciliation of Segmental Results of Operation to Consolidated Income Statement

The figures provided in the tables above are calculated by aggregating the figures used for management reporting under Japanese GAAP for each segment. The total amount of consolidated net business profit that is calculated by each segment based on the internal managerial data is reconciled to profit before tax reported in the consolidated financial statements under IFRS as shown in the following tables:

For the fiscal year ended March 31, 2013:

	Reconciliation between Consolidated net business profit and Profit before tax
	Differences between Management reporting and Japanese GAAP	Differences between IFRS and Japanese GAAP	Total
	(In billions)
Consolidated net business profit	¥1,166.2		¥1,166.2

Scope of consolidation	90.6	¥39.8	130.4
Derivative financial instruments	—	(53.3)	(53.3)
Investment securities	(35.7)	(116.3)	(152.0)
Loans and advances	(49.6)	44.2	(5.4)
Investments in associates and joint ventures	(14.4)	22.4	8.0
Property, plant and equipment	(9.8)	0.4	(9.4)
Defined benefit plans	(24.0)	19.4	(4.6)
Foreign currency translation	—	(56.9)	(56.9)
Lease accounting	—	(7.7)	(7.7)
Others	(59.2)	9.5	(49.7)

Profit before tax under Japanese GAAP	¥1,064.1

Total differences between IFRS and Japanese GAAP		¥(98.5)

Profit before tax under IFRS			¥965.6

For the fiscal year ended March 31, 2012:

	Reconciliation between Consolidated net business profit and Profit before tax
	Differences between Management reporting and Japanese GAAP	Differences between IFRS and Japanese GAAP	Total
	(In billions)
Consolidated net business profit	¥1,013.9		¥1,013.9

Scope of consolidation	86.1	¥(1.1)	85.0
Derivative financial instruments	—	(56.5)	(56.5)
Investment securities	(15.2)	(43.2)	(58.4)
Loans and advances	(56.7)	(5.1)	(61.8)
Investments in associates and joint ventures	(6.5)	23.4	16.9
Property, plant and equipment	(7.6)	6.1	(1.5)
Defined benefit plans	(32.2)	34.3	2.1
Foreign currency translation	—	0.6	0.6
Lease accounting	—	(5.3)	(5.3)
Others	(28.8)	13.0	(15.8)

Profit before tax under Japanese GAAP	¥953.0

Total differences between IFRS and Japanese GAAP		¥(33.8)

Profit before tax under IFRS			¥919.2

For the fiscal year ended March 31, 2011:

	Reconciliation between Consolidated net business profit and Profit before tax
	Differences between Management reporting and Japanese GAAP	Differences between IFRS and Japanese GAAP	Total
	(In billions)
Consolidated net business profit	¥1,002.0		¥1,002.0

Scope of consolidation	85.1	¥30.2	115.3
Derivative financial instruments	—	97.3	97.3
Investment securities	(87.3)	(19.2)	(106.5)
Loans and advances	(97.0)	(62.8)	(159.8)
Investments in associates and joint ventures	(12.9)	(0.4)	(13.3)
Property, plant and equipment	(10.4)	3.0	(7.4)
Defined benefit plans	(38.6)	48.6	10.0
Foreign currency translation	—	9.9	9.9
Lease accounting	—	(9.2)	(9.2)
Others	(13.6)	8.0	(5.6)

Profit before tax under Japanese GAAP	¥827.3

Total differences between IFRS and Japanese GAAP		¥105.4

Profit before tax under IFRS			¥932.7

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

	For the fiscal year ended March 31,
	2013	2012	2011
	(In millions)
Domestic(2):
Japan	¥2,426,401	¥2,501,305	¥2,584,873

Total domestic	2,426,401	2,501,305	2,584,873

Foreign(2)(3):
Americas	131,961	91,472	110,339
Europe and Middle East	194,887	94,698	70,791
Asia and Oceania	191,455	147,028	112,242

Total foreign	518,303	333,198	293,372

Total operating income(1)	¥2,944,704	¥2,834,503	¥2,878,245

(1)	Total operating income comprises net interest income, net fee and commission income, net trading income, net income from financial assets at fair value through profit or loss, net investment income and other income.
(2)	The geographical segmentation is determined based on the degrees of the following factors: geographic proximity, similarity of economic activities and relationship of business activities among regions.
(3)	Americas includes the United States, Brazil, Canada and others; Europe and Middle East include the United Kingdom, Germany, France and others; Asia and Oceania include China, Singapore, Australia and others except Japan.

5	CASH AND DEPOSITS WITH BANKS

Cash and deposits with banks at March 31, 2013 and 2012 consisted of the following:

	At March 31,
	2013	2012
	(In millions)
Cash	¥1,015,395	¥989,279
Deposits with banks	10,789,478	7,061,283

Total cash and deposits with banks	¥11,804,873	¥8,050,562

The reconciliation of cash and cash equivalents used for the purposes of the consolidated statement of cash flows at March 31, 2013, 2012 and 2011 is shown as follows:

	At March 31,
	2013	2012	2011
	(In millions)
Cash and deposits with banks	¥11,804,873	¥8,050,562	¥9,436,358
Less: term deposits with original maturities over three months	(711,081)	(727,139)	(680,935)
Less: cash segregated as deposits and others	(372,119)	(267,753)	(181,824)

Cash and cash equivalents	¥10,721,673	¥7,055,670	¥8,573,599

Private depository institutions in Japan are required to maintain certain minimum reserve funds with the Bank of Japan, based on average deposit balances and certain other factors. There are similar reserve deposit requirements for the SMFG Group’s foreign offices engaged in banking businesses in foreign countries. At March 31, 2013, 2012 and 2011, the reserves at the central banks, including those minimum reserve funds, which were included in cash and cash equivalents, amounted to ¥5,400,547 million, ¥3,960,209 million and ¥3,829,002 million, respectively.

6	TRADING ASSETS

Trading assets at March 31, 2013 and 2012 consisted of the following:

	At March 31,
	2013	2012
	(In millions)
Debt instruments	¥3,331,405	¥4,132,979
Equity instruments	765,679	328,279

Total trading assets	¥4,097,084	¥4,461,258

Trading debt instruments mainly consist of Japanese government bonds, Japanese municipal bonds and commercial paper. Trading equity instruments mainly consist of investment funds and Japanese listed stocks.

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

Derivatives are financial instruments that derive their value from the price of underlying items such as interest rates, foreign exchange rates, equities, bonds, commodities, credit spreads and other indices. The SMFG Group’s derivative financial instruments mainly consist of interest rate derivatives and currency derivatives. Interest rate derivatives include interest rate swaps, interest rate futures and interest rate swaptions. Currency derivatives include foreign exchange forward transactions, currency swaps and currency options.

The tables below represent the derivative financial instruments by type and purpose of derivatives at March 31, 2013 and 2012.

	At March 31, 2013
	Trading			Risk Management(1)
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities
	(In millions)
Interest rate derivatives	¥492,027,223	¥4,919,951	¥4,924,124	¥41,712,769	¥612,511	¥572,924
Futures	50,052,108	32,310	37,518	2,079,056	675	19
Listed Options	11,753,767	473	230	—	—	—
Forwards	5,747,526	521	570	—	—	—
Swaps	396,125,080	4,790,851	4,806,602	39,614,265	611,305	572,633
OTC Options	28,348,742	95,796	79,204	19,448	531	272
Currency derivatives	70,701,405	1,067,136	971,826	4,766,529	148,504	335,064
Futures	94,294	46	1	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	42,511,790	730,474	667,860	295,309	431	3,595
Swaps	21,442,243	147,203	120,889	4,471,220	148,073	331,469
OTC Options	6,653,078	189,413	183,076	—	—	—
Equity derivatives	965,478	54,823	59,902	158,717	683	24,785
Futures	479,766	4,748	9,667	—	—	—
Listed Options	42,795	436	860	—	—	—
Forwards	26,599	747	389	—	—	—
Swaps	16,700	208	307	158,717	683	24,785
OTC Options	399,618	48,684	48,679	—	—	—
Commodity derivatives	231,737	45,981	28,232	—	—	—
Futures	3,386	47	87	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	—	—	—	—	—	—
Swaps	212,659	45,420	27,640	—	—	—
OTC Options	15,692	514	505	—	—	—
Credit derivatives	1,899,823	5,897	20,134	—	—	—

Total derivative financial instruments	¥565,825,666	¥6,093,788	¥6,004,218	¥46,638,015	¥761,698	¥932,773

(1)	Derivative financial instruments categorized as “Risk Management” are used for economic hedging, such as managing the exposure to changes in fair value of the loan portfolio, and are identified as hedges under Japanese GAAP, but the SMFG Group does not apply hedge accounting under IFRS.

	At March 31, 2012
	Trading			Risk Management(1)
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities
	(In millions)
Interest rate derivatives	¥451,332,001	¥4,009,540	¥4,040,326	¥44,595,733	¥451,528	¥427,772
Futures	32,034,925	30,100	29,755	8,045,954	65	308
Listed Options	339,147	60	73	—	—	—
Forwards	8,824,022	1,463	1,628	—	—	—
Swaps	368,792,521	3,899,877	3,900,163	36,205,248	448,516	427,198
OTC Options	41,341,386	78,040	108,707	344,531	2,947	266
Currency derivatives	64,352,811	964,172	1,167,005	3,637,149	337,040	81,703
Futures	1,414,647	—	—	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	36,202,320	570,465	496,637	244,547	755	543
Swaps	19,733,333	56,151	425,896	3,392,602	336,285	81,160
OTC Options	7,002,511	337,556	244,472	—	—	—
Equity derivatives	800,990	52,093	57,086	13,057	30	366
Futures	382,950	1,504	6,830	—	—	—
Listed Options	630	2	1	—	—	—
Forwards	32,228	823	305	—	—	—
Swaps	10,035	23	185	13,057	30	366
OTC Options	375,147	49,741	49,765	—	—	—
Commodity derivatives	284,731	68,062	40,141	—	—	—
Futures	11,737	136	146	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	—	—	—	—	—	—
Swaps	255,285	67,379	39,279	—	—	—
OTC Options	17,709	547	716	—	—	—
Credit derivatives	1,675,561	19,061	36,414	—	—	—

Total derivative financial instruments	¥518,446,094	¥5,112,928	¥5,340,972	¥48,245,939	¥788,598	¥509,841

(1)	Derivative financial instruments categorized as “Risk Management” are used for economic hedging, such as managing the exposure to changes in fair value of the loan portfolio, and are identified as hedges under Japanese GAAP, but the SMFG Group does not apply hedge accounting under IFRS.

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

	At March 31, 2013
	Protection purchased			Protection sold
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities
	(In millions)
Managing the SMFG Group’s credit risk portfolio	¥339,560	¥684	¥1,041	¥482,115	¥1,023	¥15,318
Trading purposes	103	—	3	—	—	—
Facilitating client transactions	488,635	2,065	803	589,410	2,125	2,969

Total	¥828,298	¥2,749	¥1,847	¥1,071,525	¥3,148	¥18,287

	At March 31, 2012
	Protection purchased			Protection sold
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities
	(In millions)
Managing the SMFG Group’s credit risk portfolio	¥243,077	¥462	¥316	¥423,232	¥975	¥16,837
Trading purposes	6,250	—	98	156	—	7
Facilitating client transactions	480,948	17,474	100	521,898	150	19,056

Total	¥730,275	¥17,936	¥514	¥945,286	¥1,125	¥35,900

The following table summarizes the notional amounts of the SMFG Group’s credit derivative portfolio by type of counterparty at March 31, 2013 and 2012.

	At March 31, 2013		At March 31, 2012
	Protection purchased	Protection sold	Protection purchased	Protection sold
	(In millions)
Banks and broker-dealers	¥656,325	¥1,071,525	¥494,176	¥945,286
Insurance and other financial guaranty firms	171,973	—	236,099	—

Total	¥828,298	¥1,071,525	¥730,275	¥945,286

8	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

Financial assets at fair value through profit or loss at March 31, 2013 and 2012 consisted of the following:

	At March 31,
	2013	2012
	(In millions)
Debt instruments	¥1,911,478	¥2,019,559
Equity instruments	133,568	130,850

Total financial assets at fair value through profit or loss	¥2,045,046	¥2,150,409

The SMFG Group classifies the entire hybrid instrument as financial assets at fair value through profit or loss when the SMFG Group is required to separate an embedded derivative from its host contract, but is unable to measure the embedded derivative separately either at acquisition or at the end of a subsequent reporting period.

The SMFG Group also classifies certain financial assets held by a venture capital investment subsidiary as financial assets at fair value through profit or loss. These financial assets are managed and their performance is evaluated on a fair value basis in accordance with a documented risk management or investment strategy.

9	INVESTMENT SECURITIES

Investment securities at March 31, 2013 and 2012 consisted of the following:

	At March 31,
	2013	2012
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥5,514,196	¥4,857,096
Japanese municipal bonds	159,148	177,732
Japanese corporate bonds	166,913	242,440

Total domestic	5,840,257	5,277,268

Total held-to-maturity investments	¥5,840,257	¥5,277,268

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥19,577,135	¥22,530,293
Japanese municipal bonds	197,907	297,815
Japanese corporate bonds	526,264	381,963
Other debt instruments	—	117,045
Equity instruments	3,458,978	2,837,017

Total domestic	23,760,284	26,164,133

Foreign:
U.S. Treasury and other U.S. government agency bonds	3,804,480	4,404,769
Other governments and official institutions bonds	1,215,666	538,175
Mortgage-backed securities	328,604	331,071
Other debt instruments	299,143	256,799
Equity instruments	480,103	351,885

Total foreign	6,127,996	5,882,699

Total available-for-sale financial assets	¥29,888,280	¥32,046,832

Total investment securities	¥35,728,537	¥37,324,100

Financial Stabilization Funds

The Financial Stabilization Funds were established in 1996 by the Government of Japan in connection with the restructuring program for the loans of certain failed housing-loan companies. The Government of Japan requested Japanese domestic financial institutions to contribute to the funds, including commercial banks, insurance companies, securities companies, as well as the Bank of Japan. The contributions to the funds were non-interest earning and expected to mature 15 years from the contribution date.

The funds invested principally in Japanese government bonds. The investment returns of the funds were used to make up for the losses incurred from the restructuring program. On maturity of the funds, if there were accumulated losses incurred through the collection of the loans made by the housing-loan companies (so-called “stage two losses”), the Government of Japan indicated that it would bear half of such losses.

The SMFG Group contributed ¥218,426 million to the funds when they were established. Since the contributions to the funds were non-interest earning, they were discounted to their present value at the time of the contribution and the discount was accrued until the expected maturity date using the effective interest method. The contributions to the funds were included in other debt instruments in available-for-sale financial assets and were measured at fair value. The fair value of the funds at the end of each reporting period was calculated by the DCF method using Japanese government bond yields. In March 2011, the Government of Japan approved the outline of final treatment for this program, where the Japanese domestic financial institutions, including the SMFG Group, would share the stage two losses evenly with the government and, as a consequence, would not recover a portion of the contributions to the funds. Accordingly, at March 31, 2011, the SMFG Group calculated the fair value of the funds and recognized an impairment loss based on the above development. The funds had been closed progressively in accordance with the above-mentioned outline. The SMFG Group received ¥88,476 million as part of the closure in September 2011 and ¥117,045 million as final distributions of the funds in June 2012. The SMFG Group did not recognize any additional loss for the fiscal years ended March 31, 2013 and 2012.

The balance of the SMFG Group’s holdings of the funds was nil and ¥117,045 million at March 31, 2013 and 2012, respectively.

10	LOANS AND ADVANCES

The following are the principal components of loans and advances at March 31, 2013 and 2012 by industry classification.

	At March 31,
	2013	2012
	(In millions)
Domestic:
Manufacturing	¥8,071,044	¥8,462,004
Agriculture, forestry, fisheries and mining	164,420	152,128
Construction	1,167,115	1,284,882
Transportation, communications and public enterprises	4,708,870	4,414,102
Wholesale and retail	5,388,032	5,480,393
Finance and insurance	2,715,862	2,170,776
Real estate and goods rental and leasing	8,145,769	7,982,741
Services	4,404,359	4,076,818
Municipalities	1,270,981	1,234,355
Lease financing	2,058,284	2,056,972
Consumer(1)	18,834,079	19,185,574
Others	3,341,636	4,155,960

Total domestic	60,270,451	60,656,705

Foreign:
Public sector	121,611	130,426
Financial institutions	2,500,624	2,012,751
Commerce and industry	13,502,283	10,364,685
Lease financing	208,099	191,966
Others	793,653	706,175

Total foreign	17,126,270	13,406,003

Gross loans and advances	77,396,721	74,062,708
Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net	(147,186)	(144,731)
Less: Allowance for loan losses	(1,262,478)	(1,381,164)

Net loans and advances	¥75,987,057	¥72,536,813

(1)	The balance in Consumer mainly consists of housing loans. The housing loan balances amounted to ¥14,520,154 million and ¥14,574,702 million at March 31, 2013 and 2012, respectively.

Reconciliation of allowance for loan losses is as follows:

	For the fiscal year ended March 31,
	2013	2012	2011
	(In millions, except percentages)
Allowance for loan losses at beginning of period	¥1,381,164	¥1,587,133	¥1,533,555
Provision for loan losses	138,375	144,022	259,292
Charge-offs:
Domestic	241,137	306,607	175,717
Foreign	23,061	48,618	24,044

Total	264,198	355,225	199,761

Recoveries:
Domestic	10,103	4,595	2,624
Foreign	333	207	190

Total	10,436	4,802	2,814

Net charge-offs	253,762	350,423	196,947
Others(1)	(3,299)	432	(8,767)

Allowance for loan losses at end of period	¥1,262,478	¥1,381,164	¥1,587,133

Allowance for loan losses applicable to foreign activities:
Balance at beginning of period	¥87,344	¥108,612	¥121,797

Balance at end of period	¥74,868	¥87,344	¥108,612

Provision for loan losses	¥1,692	¥30,675	¥19,501

Ratio of net charge-offs to average loans outstanding during the period	0.34%	0.47%	0.27%

(1)	Others mainly include foreign exchange translations as well as the exclusion of the allowance for loan losses related to ORIX Credit Corporation, as SMBC transferred all of its shares of ORIX Credit Corporation to ORIX Corporation in June 2012 for the fiscal year ended March 31, 2013, whereas the amount for the fiscal year ended March 31, 2011 mainly includes foreign exchange translations.

11	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The following table presents the SMFG Group’s principal associates and joint venture at March 31, 2013. Investments in associates and joint ventures of the SMFG Group are accounted for using the equity method unless they are held for sale.

Company Name	Country of Incorporation	Proportion of Ownership Interest(1)	Proportion of Voting Rights(1)	Main Business
		(%)	(%)
Principal Associates
Vietnam Export Import Commercial Joint Stock Bank	Vietnam	15.0	15.0	Commercial banking
Sumitomo Mitsui Auto Service Company, Limited	Japan	33.9	33.9	Leasing
NEC Capital Solutions Limited	Japan	25.0	25.0	Leasing
POCKET CARD CO., LTD.	Japan	35.5	35.5	Credit card
JSOL Corporation	Japan	50.0	50.0	System development and data processing
Sakura Information Systems Co., Ltd.	Japan	49.0	49.0	System engineering and data processing
Daiwa SB Investments Ltd.	Japan	43.9	43.9	Investment advisory and investment trust management
Sumitomo Mitsui Asset Management Company, Limited	Japan	40.0	40.0	Investment advisory and investment trust management
China Post & Capital Fund Management Co., Ltd.	China	24.0	24.0	Investment advisory and investment trust management
Principal Joint Venture
Daiwa Securities SMBC Principal Investments Co., Ltd.	Japan	40.0	40.0	Investments, fund management

(1)	Percentages of proportion of ownership interest and proportion of voting rights have been truncated.

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

The changes in the SMFG Group’s share of net assets of associates and joint ventures for the fiscal years ended March 31, 2013 and 2012 were as follows:

	For the fiscal year ended March 31,
	2013	2012
	(In millions)
At beginning of period	¥206,660	¥201,135
Share of post-tax profit (loss) of associates and joint ventures	19,593	(25,004)
Dividends paid	(4,789)	(3,743)
Changes in scope of consolidation	(943)	21,455
New investments	34,085	580
Disposals	(3,422)	(2,829)
Impairment losses(1)	(7,347)	(656)
Reversal of impairment losses(2)	14,970	19,333
Exchange differences and others	1,688	(3,611)

At end of period	¥260,495	¥206,660

(1)	Impairment losses are included in “Other expenses” in the consolidated income statement.
(2)	Reversal of impairment losses is included in “Other income” in the consolidated income statement.

Summarized financial information of the SMFG Group’s associates and joint ventures at and for the fiscal years ended March 31, 2013 and 2012 was as follows:

	At and for the fiscal year ended March 31,
	2013	2012
	(In millions)
Total assets	¥2,735,250	¥2,726,397
Total liabilities	2,190,779	2,221,169
Revenues	778,943	932,912
Expenses	734,667	1,055,524
Net profit (loss)	44,276	(122,612)

The above amounts represent the aggregate of total assets, total liabilities, revenues, expenses and net profit or loss of each associate and joint venture. They are principally based on the financial statements of the associates and joint ventures at March 31, 2013 and 2012. For the fiscal year ended March 31, 2011, revenues, expenses and net loss of the SMFG Group’s associates and joint ventures were ¥1,050,230 million, ¥1,083,956 million and ¥33,726 million, respectively.

The fair value of investments in associates for which there were published price quotations at March 31, 2013 and 2012 was as follows:

	At March 31,
	2013	2012
	(In millions)
Vietnam Export Import Commercial Joint Stock Bank	¥12,093	¥12,825
NEC Capital Solutions Limited	12,672	7,390
POCKET CARD CO., LTD.	16,339	9,754

There are no significant restrictions on the ability of associates or joint ventures to transfer funds to the SMFG Group in the form of cash dividends, repayment of loans and advances.

12	PROPERTY, PLANT AND EQUIPMENT

The table below shows the changes in property, plant and equipment for the fiscal years ended March 31, 2013 and 2012.

	Assets for rent	Land	Buildings	Leased assets	Others	Total
	(In millions)
Cost	¥259,640	¥510,874	¥614,043	¥19,781	¥359,034	¥1,763,372
Accumulated depreciation and impairment losses	(115,588)	(9,355)	(340,229)	(8,735)	(249,982)	(723,889)

Net carrying amount at April 1, 2011	144,052	501,519	273,814	11,046	109,052	1,039,483

Additions	36,105	1,473	27,659	1,149	53,850	120,236
Acquisition of subsidiaries	—	3,360	2,339	197	3,308	9,204
Disposals	(12,266)	(3,612)	(3,707)	(293)	(3,502)	(23,380)
Depreciation	(27,270)	—	(18,784)	(2,831)	(28,882)	(77,767)
Impairment losses	—	(751)	(2,927)	(76)	(3)	(3,757)
Exchange differences	(777)	(277)	(104)	2	(113)	(1,269)
Others	(43)	(8,575)	9,623	(14)	(18,735)	(17,744)

Net carrying amount	139,801	493,137	287,913	9,180	114,975	1,045,006

Cost	257,388	501,364	621,188	19,240	392,488	1,791,668
Accumulated depreciation and impairment losses	(117,587)	(8,227)	(333,275)	(10,060)	(277,513)	(746,662)

Net carrying amount at March 31, 2012	139,801	493,137	287,913	9,180	114,975	1,045,006

Additions	126,534	112	22,823	2,372	40,093	191,934
Acquisition of subsidiaries	592,868	—	365	21	56	593,310
Disposals	(76,131)	(7,055)	(3,608)	(221)	(2,222)	(89,237)
Depreciation	(42,199)	—	(20,317)	(2,284)	(28,347)	(93,147)
Impairment losses	—	(505)	(3,720)	—	(108)	(4,333)
Exchange differences	116,756	9	800	(5)	1,416	118,976
Others	8,196	(7,771)	3,192	2	(8,134)	(4,515)

Net carrying amount	865,825	477,927	287,448	9,065	117,729	1,757,994

Cost	1,003,315	484,186	628,293	16,114	383,819	2,515,727
Accumulated depreciation and impairment losses	(137,490)	(6,259)	(340,845)	(7,049)	(266,090)	(757,733)

Net carrying amount at March 31, 2013	¥865,825	¥477,927	¥287,448	¥9,065	¥117,729	¥1,757,994

The impairment losses on property, plant and equipment are included in “Other expenses” in the consolidated income statement.

The SMFG Group had ¥283,970 million and ¥44,058 million of contractual commitments to acquire property, plant and equipment at March 31, 2013 and 2012, respectively.

The carrying amount of items of property, plant and equipment on which there was a restriction on sale was ¥10,004 million and ¥10,126 million at March 31, 2013 and 2012, respectively.

The carrying amount of items of property, plant and equipment pledged as security for liabilities was ¥12,496 million and ¥14,336 million at March 31, 2013 and 2012, respectively.

13	LEASES

As Lessee

The SMFG Group leases land and buildings, office equipment, and other tangible and intangible assets from third parties under finance leases or operating leases.

The carrying amount of assets held under finance leases

The carrying amount of assets held under finance leases at March 31, 2013 and 2012 consisted of the following:

	At March 31,
	2013	2012
	(In millions)
Tangible assets:
Land and buildings	¥4,869	¥4,266
Other tangible assets(1)	4,196	4,914

Total(2)	9,065	9,180

Intangible assets:
Software	104	200

Total(3)	¥9,169	¥9,380

(1)	Other tangible assets include mainly equipment, machinery and vehicles.
(2)	Cross-reference to Leased assets in Note 12 “Property, Plant and Equipment.”
(3)	The SMFG Group has sublet leased assets classified as finance leases (the carrying amount of those assets is not included in table above). Future minimum sublease payments related to sublet leased assets are included in finance lease commitments.

Finance lease commitments

The total of future minimum lease payments and their present value under finance leases at March 31, 2013 and 2012 were as follows:

	At March 31,
	2013	2012
	(In millions)
Not later than one year	¥21,117	¥19,225
Later than one year and not later than five years	52,226	31,991
Later than five years	30,720	5,608

Total	104,063	56,824
Less: Future interest charges	(6,109)	(2,533)

Present value of finance lease commitments(1)	¥97,954	¥54,291

(1)	Present value of finance lease commitments is included in “Borrowings” in the consolidated statement of financial position. See Note 18 “Borrowings.”

At March 31, 2013 and 2012, the total amounts of future minimum sublease payments to be received under non-cancellable subleases were ¥64,093 million and ¥45,552 million, respectively.

Operating lease commitments

The total amounts of future minimum lease payments under non-cancellable operating leases at March 31, 2013 and 2012 were as follows:

	At March 31,
	2013	2012
	(In millions)
Not later than one year	¥45,180	¥42,247
Later than one year and not later than five years	121,168	114,998
Later than five years	165,349	179,414

Total future minimum lease payments under non-cancellable operating leases	¥331,697	¥336,659

For the fiscal years ended March 31, 2013, 2012 and 2011, ¥41,709 million, ¥38,106 million and ¥30,360 million were recognized as expenses in respect of operating lease and sublease agreements, of which ¥41,660 million, ¥38,047 million and ¥30,303 million related to minimum lease payments, and ¥49 million, ¥59 million and ¥57 million related to sublease payments, respectively. Lease expenses recognized in respect of lease and sublease agreements are included in “General and administrative expenses” in the consolidated income statement.

As Lessor

The SMFG Group leases assets to third parties under finance leases or operating leases, including machinery, equipment, aircraft, vessel and property.

Finance lease receivable

The gross investment in the lease, unearned finance income, present value of the minimum lease payments receivable and unguaranteed residual values under finance leases at March 31, 2013 and 2012 were as follows:

	At March 31, 2013
	Gross investment in the lease	Unearned finance income	Present value of the minimum lease payments receivable(1)	Unguaranteed residual values(1)
	(In millions)
Not later than one year	¥778,552	¥65,413	¥713,139	¥34,103
Later than one year and not later than five years	1,233,768	95,767	1,138,001	94,347
Later than five years	268,057	32,158	235,899	50,894

Total	¥2,280,377	¥193,338	¥2,087,039	¥179,344

	At March 31, 2012
	Gross investment in the lease	Unearned finance income	Present value of the minimum lease payments receivable(1)	Unguaranteed residual values(1)
	(In millions)
Not later than one year	¥777,722	¥68,133	¥709,589	¥15,937
Later than one year and not later than five years	1,260,688	97,041	1,163,647	115,586
Later than five years	251,528	34,591	216,937	27,242

Total	¥2,289,938	¥199,765	¥2,090,173	¥158,765

(1)	Present value of the minimum lease payments receivable and unguaranteed residual values are included in “Loans and advances” in the consolidated statement of financial position.

Accumulated allowance for uncollectible minimum lease payments receivable was ¥20,346 million and ¥16,266 million at March 31, 2013 and 2012, respectively.

Operating lease receivable

The total amounts of the future minimum lease payments receivable under non-cancellable operating leases at March 31, 2013 and 2012 were as follows:

	At March 31,
	2013	2012
	(In millions)
Not later than one year	¥113,679	¥35,329
Later than one year and not later than five years	288,443	100,369
Later than five years	179,357	58,446

Total	¥581,479	¥194,144

For the fiscal years ended March 31, 2013, 2012 and 2011, ¥11,331 million, nil and nil were recognized as income in respect of contingent rents, respectively.

14	INTANGIBLE ASSETS

Goodwill

The table below shows the changes in goodwill by business segment for the fiscal years ended March 31, 2013 and 2012.

	Commercial Banking	Leasing	Securities	Consumer Finance	Others	Total
	(In millions)
Gross amount of goodwill	¥11,197	¥102,710	¥256,936	¥10,644	¥1,958	¥383,445
Accumulated impairment losses	—	—	(10,067)	(3,918)	(74)	(14,059)

Net carrying amount at April 1, 2011	11,197	102,710	246,869	6,726	1,884	369,386

Acquisitions(1)	—	—	—	56,692	—	56,692
Impairment losses	—	—	—	—	(1,884)	(1,884)

Net carrying amount	11,197	102,710	246,869	63,418	—	424,194
Gross amount of goodwill	11,197	102,710	256,936	67,336	1,958	440,137
Accumulated impairment losses	—	—	(10,067)	(3,918)	(1,958)	(15,943)

Net carrying amount at March 31, 2012	11,197	102,710	246,869	63,418	—	424,194

Acquisitions(2)	—	6,064	—	—	—	6,064
Impairment losses	—	—	—	—	—	—
Exchange differences	—	1,162	—	—	—	1,162

Net carrying amount	11,197	109,936	246,869	63,418	—	431,420
Gross amount of goodwill	11,197	109,936	256,936	63,418	1,958	443,445
Accumulated impairment losses	—	—	(10,067)	—	(1,958)	(12,025)

Net carrying amount at March 31, 2013	¥11,197	¥109,936	¥246,869	¥63,418	¥—	¥431,420

(1)	The SMFG Group recognized goodwill of ¥56,692 million in Consumer Finance resulting from the acquisition of SMBC Consumer Finance, formerly known as Promise. For additional information, refer to Note 48 “Acquisitions.”
(2)	The SMFG Group recognized goodwill of ¥6,064 million in Leasing resulting from the acquisition of the aircraft leasing business commenced in June 2012 as SMBC Aviation Capital. For additional information, refer to Note 48 “Acquisitions.”

Since the SMFG Group changed its business segment for the fiscal year ended March 31, 2013 as described in Note 4 “Segment Analysis,” the comparative information for prior periods has been restated.

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

At March 31, 2013 and 2012, the SMFG Group allocated goodwill to KUBC within Commercial Banking amounting to ¥11,197 million, to SMFL within Leasing amounting to ¥102,710 million, to SMBC Nikko Securities and SMBC Friend Securities within Securities amounting to ¥172,253 million and ¥74,616 million, respectively, and to SMBC Consumer Finance within Consumer Finance amounting to ¥56,692 million.

The aggregate amounts of other goodwill were ¥13,952 million and ¥6,726 million at March 31, 2013 and 2012, respectively, and they were not considered individually significant.

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

The SMFG Group determined the recoverable amounts of the primary cash-generating units based on the value in use.

The financial plans, which are used to estimate the cash flow projections of the cash-generating units, cover three to five years. The cash flow projections beyond the period covered by the financial plans are extrapolated by applying the appropriate growth rates in perpetuity.

(d)	Key assumptions used in impairment testing

The key assumptions used for the value in use calculations for the fiscal years ended March 31, 2013 and 2012 were as follows:

	KUBC	SMFL	SMBC Nikko Securities	SMBC Friend Securities	SMBC Consumer Finance
For the fiscal year ended March 31, 2013:
Pre-tax discount rate	7.08%	7.17%	12.47%	8.83%	7.92%
Growth rate	1.00%	1.00%	1.00%	1.00%	1.00%
For the fiscal year ended March 31, 2012:
Pre-tax discount rate	6.78%	9.50%	11.14%	8.01%	11.81%
Growth rate	1.00%	1.00%	1.00%	1.00%	1.00%

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

Management believes that there were no reasonably possible changes in any of the key assumptions that would lead to the recoverable amounts of the cash-generating units being below these carrying amounts for the fiscal years ended March 31, 2013 and 2012.

Other intangible assets

The table below shows the changes in other intangible assets for the fiscal years ended March 31, 2013 and 2012.

	Internally generated software	Purchased software	Contractual customer relationships	Trademarks	Other intangibles	Total
	(In millions)
Cost	¥349,843	¥185,232	¥96,330	¥37,308	¥22,382	¥691,095
Accumulated amortization and impairment losses	(216,473)	(56,533)	(9,049)	(5,577)	(3,172)	(290,804)

Net carrying amount at April 1, 2011	133,370	128,699	87,281	31,731	19,210	400,291

Additions	64,474	32,311	—	—	4,596	101,381
Acquisition of subsidiaries	2,548	1,302	58,832	3,848	23	66,553
Disposals	(419)	(401)	—	—	(268)	(1,088)
Amortization	(47,485)	(33,252)	(7,246)	(3,827)	(613)	(92,423)
Impairment losses	—	(5)	—	—	(100)	(105)
Exchange differences	(10)	(36)	—	—	1	(45)
Others	2,316	(614)	—	—	(1,293)	409

Net carrying amount	154,794	128,004	138,867	31,752	21,556	474,973

Cost	430,080	195,202	155,162	41,156	24,589	846,189
Accumulated amortization and impairment losses	(275,286)	(67,198)	(16,295)	(9,404)	(3,033)	(371,216)

Net carrying amount at March 31, 2012	154,794	128,004	138,867	31,752	21,556	474,973

Additions	74,496	27,300	—	—	4,184	105,980
Acquisition of subsidiaries	—	—	—	—	4,594	4,594
Disposals	(247)	(529)	—	—	(7,594)	(8,370)
Amortization	(53,060)	(35,026)	(10,004)	(4,116)	(751)	(102,957)
Impairment losses	—	—	—	—	(35)	(35)
Exchange differences	39	796	—	—	886	1,721
Others	1,128	(925)	—	—	(4,265)	(4,062)

Net carrying amount	177,150	119,620	128,863	27,636	18,575	471,844

Cost	519,174	186,470	155,162	41,156	22,263	924,225
Accumulated amortization and impairment losses	(342,024)	(66,850)	(26,299)	(13,520)	(3,688)	(452,381)

Net carrying amount at March 31, 2013	¥177,150	¥119,620	¥128,863	¥27,636	¥18,575	¥471,844

The impairment losses on intangible assets are included in “Other expenses” and the amortization expenses of intangible assets are included in “General and administrative expenses” in the consolidated income statement.

The SMFG Group had ¥2,469 million and ¥503 million of contractual commitments to acquire intangible assets at March 31, 2013 and 2012, respectively.

The amounts of research and development expenditure recognized as expenses for the fiscal years ended March 31, 2013, 2012 and 2011 were ¥141 million, ¥291 million and ¥521 million, respectively, and they were included in “General and administrative expenses” in the consolidated income statement.

Other intangibles at March 31, 2013 and 2012 include leasehold rights, amounting to ¥7,565 million and ¥7,616 million, respectively, which are rights to use land for the purpose of owning the buildings. Since the

SMFG Group has a long history of renewal, these contracts are not expected to be terminated in the foreseeable future. Leasehold rights are expected to generate cash flows for an indefinite period of time. They are not amortized but are tested for impairment annually, irrespective of whether there is any indication of impairment.

15	OTHER ASSETS

Other assets at March 31, 2013 and 2012 consisted of the following:

	At March 31,
	2013	2012
	(In millions)
Prepaid expenses	¥42,421	¥40,650
Accrued income	357,174	329,956
Receivables from brokers, dealers and customers for securities transactions	1,260,309	1,034,097
Retirement benefit assets	212,336	180,911
Security deposits	115,835	120,637
Investment properties(1)	242,065	149,772
Others	580,615	511,277

Total other assets	¥2,810,755	¥2,367,300

(1)	Investment properties are carried at cost less accumulated depreciation and accumulated impairment losses. The fair values of investment properties were ¥239,542 million and ¥143,722 million at March 31, 2013 and 2012, respectively. The fair values were mainly determined based on market values provided by independent valuation appraisers having the appropriate recognized professional qualifications and recent experience in the locations and categories of properties being valued. Rental income from investment properties was ¥11,198 million, ¥11,392 million and ¥10,871 million for the fiscal years ended March 31, 2013, 2012 and 2011, respectively.

16	DEPOSITS

Deposits at March 31, 2013 and 2012 consisted of the following:

	At March 31,
	2013	2012
	(In millions)
Non-interest-bearing demand deposits	¥14,315,261	¥13,834,841
Interest-bearing deposits:
Demand deposits	37,216,578	35,149,464
Deposits at notice	6,106,279	4,497,785
Time deposits	27,701,057	26,863,517
Negotiable certificates of deposit	11,755,654	8,593,638
Others(1)	3,926,584	3,914,321

Total deposits	¥101,021,413	¥92,853,566

(1)	Others include, among other items, foreign currency deposits in domestic offices and Japanese yen accounts held by foreign depositors in domestic offices.

17	TRADING LIABILITIES

Trading liabilities at March 31, 2013 and 2012 consisted of the following:

	At March 31,
	2013	2012
	(In millions)
Debt instruments “short position”	¥1,908,138	¥2,171,010
Equity instruments “short position”	2,767	2,557

Total trading liabilities	¥1,910,905	¥2,173,567

Trading liabilities include the instruments classified as held for trading. Trading debt instruments mainly consist of Japanese government bonds. Trading equity instruments mainly consist of Japanese listed stocks.

18	BORROWINGS

Short-term borrowings and long-term borrowings (with original maturities of more than one year) at March 31, 2013 and 2012 consisted of the following:

		At March 31,
	Interest rate	2013	2012
		(In millions)
SMBC:
Short-term borrowings	0.10%-3.54%	¥736,545	¥3,151,463
Long-term borrowings:
Unsubordinated
Floating rate borrowing, payable in Japanese yen, due 2012-2033	0.05%-0.35%	84,997	77,332
Floating rate borrowing, payable in United States dollars, due 2014-2028	0.45%-1.12%	528,984	322,270
Other fixed or floating rate borrowing, due 2012-2026	0.01%-6.10%	93,570	85,421
Subordinated
Fixed rate borrowing, payable in Japanese yen, due 2012-2027	1.28%-4.50%	298,000	358,000
Floating rate borrowing, payable in Japanese yen, due 2012	1.64%	—	5,000

Total SMBC		1,742,096	3,999,486

Other subsidiaries:
Short-term borrowings	0.05%-6.44%	1,731,116	3,241,091
Long-term borrowings:
Unsubordinated
Fixed rate borrowing, payable in Japanese yen, due 2012-2031	0.10%-5.65%	411,531	613,543
Fixed rate borrowing, payable in United States dollars, due 2012-2020	0.86%-5.96%	92,853	81,909
Fixed rate borrowing, payable in Thai baht, due 2012-2017	2.85%-6.30%	14,500	12,197
Fixed rate borrowing, payable in Chinese yuan, due 2012-2017	4.00%-6.15%	18,244	27,168
Floating rate borrowing, payable in Japanese yen, due 2012-2033	0.25%-3.44%	713,375	892,996
Floating rate borrowing, payable in United States dollars, due 2012-2027	0.36%-2.33%	369,539	44,084
Floating rate borrowing, payable in Chinese yuan, due 2012-2015	4.86%-7.32%	35,169	42,342
Floating rate borrowing, payable in euros, due 2015	1.00%	31,378	50,411
Other fixed or floating rate borrowing, due 2012-2017	0.73%-8.95%	4,518	3,927
Subordinated
Fixed rate borrowing, payable in Japanese yen, due 2021	1.35%	5,200	—
Floating rate borrowing, payable in Japanese yen, due 2015-2022	2.15%-2.85%	11,250	11,250

Total other subsidiaries		3,438,673	5,020,918

Liabilities associated with securitization transactions:
Fixed rate borrowing, payable in Japanese yen, due 2012-2047	0.32%-3.13%	1,102,271	1,233,810
Floating rate borrowing, payable in Japanese yen, due 2012-2033	0.43%-2.50%	94,549	104,353

Total liabilities associated with securitization transactions		1,196,820	1,338,163

Lease obligations	—	97,954	54,291

Total borrowings		¥6,475,543	¥10,412,858

The interest rates shown in the above table are the contractual rates in effect at March 31, 2013 and 2012, and thus do not represent the actual effective interest rates. Maturity information for certain subordinated borrowings is based on the date of callable options.

19	DEBT SECURITIES IN ISSUE

Debt securities in issue at March 31, 2013 and 2012 consisted of the following:

		At March 31,
	Interest rate	2013	2012
		(In millions)
SMBC:
Commercial paper	0.05%-1.02%	¥1,519,500	¥1,213,249
Bonds:
Bonds, payable in Japanese yen,
due 2012-2037	0.00%-4.59%	1,087,501	1,253,026
Bonds, payable in United States dollars,
due 2013-2023	0.90%-3.95%	1,135,379	572,761
Bonds, payable in Australian dollars,
due 2013-2016	3.29%-5.76%	116,439	82,642
Bonds, payable in British pounds sterling,
due 2016	1.06%	35,773	—
Subordinated bonds:
Subordinated bonds, payable in Japanese yen,
due 2012-Perpetual	0.45%-2.97%	1,567,612	1,930,059
Subordinated bonds, payable in United States dollars,
due 2012-Perpetual	4.85%-8.00%	169,135	208,595
Subordinated bonds, payable in euros,
due 2020-Perpetual	4.00%-4.38%	128,919	117,246

Total SMBC		5,760,258	5,377,578

Other subsidiaries:
Commercial paper	0.10%-0.45%	1,671,175	1,530,415
Bonds:
Bonds, payable in Japanese yen,
due 2012-2043	0.23%-16.60%	359,722	267,529
Bonds, payable in United States dollars,
due 2012	5.95%	—	41,638
Bonds, payable in Chinese yuan,
due 2013-2015	2.50%-4.00%	16,665	6,520
Subordinated bonds:
Subordinated bonds, payable in Japanese yen,
due 2018-Perpetual	2.01%-4.50%	142,200	142,200
Other:
Liabilities to third parties under investment contracts	—	135,243	11,862

Total other subsidiaries		2,325,005	2,000,164

Total debt securities in issue		¥8,085,263	¥7,377,742

Interest rates represent the contractual interest rates that were applied at March 31, 2013 and 2012, and thus do not represent the actual effective interest rates.

20	PROVISIONS

The following table presents movements by class of provisions for the fiscal years ended March 31, 2013 and 2012.

	Provision for interest repayment	Other provisions	Total
	(In millions)
Balance at April 1, 2011	¥72,219	¥24,134	¥96,353
Additional provisions	27,473	9,659	37,132
Amounts used	(66,121)	(6,712)	(72,833)
Unused amounts reversed	(293)	(2,076)	(2,369)
Amortization of discount and effect of change in discount rate	(266)	190	(76)
Acquisition of subsidiaries	367,221	—	367,221
Others	—	(78)	(78)

Balance at March 31, 2012	400,233	25,117	425,350

Additional provisions	39	16,922	16,961
Amounts used	(154,752)	(7,571)	(162,323)
Unused amounts reversed	(370)	(646)	(1,016)
Amortization of discount and effect of change in discount rate	748	213	961
Acquisition of subsidiaries	—	—	—
Others	(769)	(33)	(802)

Balance at March 31, 2013	¥245,129	¥34,002	¥279,131

Provision for Interest Repayment

Japan has two laws restricting interest rates on loans. The Interest Rate Restriction Act sets the maximum interest rates on loans ranging from 15% to 20%. The Act Regulating the Receipt of Contributions, Receipt of Deposits and Interest Rates capped the interest rate on loans at 29.2% up to June 2010. Interest rates on loans greater than the range of 15-20% but below the maximum allowable of 29.2% were called “gray zone interest,” and many consumer lending and credit card companies were charging interest in this zone.

In January 2006, judicial decisions strictly interpreted the conditions under which consumer finance companies may retain gray zone interest. As a result, claims for refunds of gray zone interest have increased, and consumer lending and credit card companies have recorded a provision for claims for refunds of gray zone interest.

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

In December 2011, SMBC Consumer Finance, formerly known as Promise, became a subsidiary of the SMFG Group, and as a result, the provision for interest repayment increased significantly at March 31, 2012. The provision for interest repayment decreased significantly for the fiscal year ended March 31, 2013 due mainly to the use of the provision recognized at SMBC Consumer Finance.

Other Provisions

Other provisions include asset retirement obligations and provisions for reimbursement of deposits, loan commitments, product warranties and litigation claims. Most of these provisions occurred in the normal course of business and none of them were individually significant at March 31, 2013 and 2012.

21	OTHER LIABILITIES

Other liabilities at March 31, 2013 and 2012 consisted of the following:

	At March 31,
	2013	2012
	(In millions)
Accrued expenses	¥229,521	¥199,252
Unearned income	165,126	169,130
Financial guarantees and other credit-related contingent liabilities	108,025	117,900
Due to trust account	643,350	443,724
Payables to brokers, dealers and customers for securities transactions	1,631,409	2,620,192
Payables related to credit card services	423,008	406,480
Obligations from factoring transactions	224,116	220,861
Retirement benefit liabilities	55,511	58,112
Guarantee deposits received	155,171	141,961
Others	1,141,675	1,024,178

Total other liabilities	¥4,776,912	¥5,401,790

22	DEFERRED INCOME TAX

The changes of net deferred tax assets and liabilities for the fiscal years ended March 31, 2013 and 2012 were as follows:

	For the fiscal year ended March 31,
	2013	2012
	(In millions)
At beginning of period	¥562,890	¥1,001,140
Deferred tax expense	(2,859)	(358,937)
Deferred tax relating to other comprehensive income:
Available-for-sale financial assets reserve	(268,219)	(41,194)
Exchange differences on translating the foreign operations reserve	(23,918)	(2,615)
Acquisition and disposal of subsidiaries	(5,703)	(35,913)
Exchange differences and others	12,236	409

At end of period	¥274,427	¥562,890

The deferred tax assets and liabilities at March 31, 2013 and 2012 were attributable to the following items:

	At March 31,
	2013	2012
	(In millions)
Deferred tax assets:
Loans and advances	¥435,500	¥439,131
Derivative financial instruments	51,002	68,285
Retirement benefits	31,031	38,369
Tax losses carried forward	26,196	46,550
Investment securities	2,676	77,025
Other deductible temporary differences	147,561	123,538

Total deferred tax assets	693,966	792,898

Deferred tax liabilities:
Investment securities	221,653	26,036
Goodwill and intangible assets	76,374	63,132
Property, plant and equipment	32,774	15,316
Lease transactions	21,368	25,332
Deposits	14,243	49,468
Other taxable temporary differences	53,127	50,724

Total deferred tax liabilities	419,539	230,008

Net deferred tax assets(1)	¥274,427	¥562,890

(1)	Deferred tax assets and deferred tax liabilities were offset in the consolidated statement of financial position if the entity has a legally enforceable right to set off current tax assets against current tax liabilities, and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on the same taxable entity.

On December 2, 2011, the Government of Japan promulgated (i) an amendment to the Corporation Tax Act and (ii) the Act on Special Measures Concerning Securing Necessary Financial Resources for Funding the Restoration from the Great East Japan Earthquake. Those laws (i) reduce the Japanese national corporation tax rate by 4.5 percentage points from fiscal years beginning April 1, 2012 but (ii) impose a 10% corporation surtax, i.e., an additional tax to be paid calculated as 10% of the corporation tax payable after the 4.5-percentage-point rate reduction, during the three fiscal years beginning April 1, 2012 through March 31, 2015. As a result, the effective statutory tax rate (including local taxes) of SMFG is 38.0% during the three fiscal years beginning April 1, 2012 and will be 35.6% for the fiscal years beginning April 1, 2015. The SMFG Group measured deferred tax assets and deferred tax liabilities at the tax rates that are expected to apply to the period when the assets are realized or the liabilities are settled.

The net deferred tax assets of the SMFG Group consist mainly of the net deferred tax assets of SMBC. At March 31, 2013 and 2012, SMBC recognized ¥238 billion and ¥462 billion of net deferred tax assets, respectively. The deferred tax assets of SMBC mainly consisted of deferred tax assets for loans and advances or derivative financial instruments, which were generally related to the accumulated losses from the fair value change or the impairment of these assets which would be deductible for tax purposes in future periods. SMBC considers that it will be able to use most of the deductible temporary differences based mainly on future taxable profit estimated based on, among other relevant factors, forecasted operating results, which are based on historical financial performance and the business plans that management believes to be prudent and feasible. In SMFG’s other subsidiaries, deferred tax assets relating to tax losses carried forward and deductible temporary differences are recognized only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the deductible temporary differences can be utilized. No deferred tax assets were recognized in SMFG, SMBC and certain SMFG subsidiaries for the tax losses carried forward projected to expire, or for the deductible temporary differences estimated not to be realized due to the uncertainty of sufficient future taxable profit.

The following table shows the amounts of deductible temporary differences and tax losses carried forward by expiration date at March 31, 2013 and 2012 for which no deferred tax assets were recognized.

	At March 31,
	2013	2012
	(In millions)
Deductible temporary differences	¥644,231	¥561,054
Tax losses carried forward which will expire in 1 year	149	269,336	(1)
2 years	84,115	4,860
3 years	—	83,113
4 years	1,874	41
5 years	138,378	1,703
6 years	238,354	140,023
7 years	162,173	234,127
8 years	253,628	163,366
9 years and thereafter	76,087	282,233

Total deductible temporary differences and tax losses carried forward	¥1,598,989	¥1,739,856

(1)	The amount of unrecognized deferred tax assets for ¥269 billion of tax losses carried forward at March 31, 2012 would be ¥17 billion if recognized. The majority of these unrecognized deferred tax assets were for tax losses of enterprise taxes in Japan. Most of the other unrecognized deferred tax assets for temporary differences and tax losses carried forward at March 31, 2012 would be calculated using an applicable tax rate of 38.0% or 35.6%, if recognized.

In addition to the above table, the SMFG Group does not recognize deferred tax assets for deductible temporary differences related to investments in subsidiaries, associates and joint ventures where SMFG has no intention to reverse these differences in the foreseeable future. The amount of those deductible temporary differences was approximately ¥2,446 billion and ¥3,474 billion at March 31, 2013 and 2012, respectively. Most of the temporary differences were associated with investments in SMBC, which resulted from a statutory share transfer made at the establishment of SMFG in December 2002.

At March 31, 2013 and 2012, the amount of taxable temporary differences associated with investments in subsidiaries, associates and joint ventures for which deferred tax liabilities had not been recognized was approximately ¥588 billion and ¥369 billion, respectively. SMFG can control the timing of reversal of the temporary differences and it is probable that they will not be reversed in the foreseeable future.

Deferred tax expense for the fiscal years ended March 31, 2013 and 2012 was attributable to the following temporary differences and tax losses carried forward:

	For the fiscal year ended March 31,
	2013	2012
	(In millions)
Deposits	¥35,226	¥6,940
Tax losses carried forward	(20,834)	(140,982)
Derivative financial instruments	(19,706)	10,792
Goodwill and intangible assets	(13,243)	(9,316)
Property, plant and equipment	(10,941)	3,141
Retirement benefits	(7,343)	(25,552)
Lease transactions	5,901	5,575
Investment securities	(2,705)	(108,754)
Loans and advances	(934)	(111,162)
Other temporary differences—net	31,720	10,381

Total deferred tax expense	¥(2,859)	¥(358,937)

23	RETIREMENT BENEFITS

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

The amounts of the retirement benefit liabilities and the retirement benefit assets recognized in the consolidated statement of financial position at March 31, 2013 and 2012 were determined as follows:

	At March 31,
	2013	2012
	(In millions)
Present value of unfunded obligations	¥(41,446)	¥(39,690)
Present value of funded obligations	(1,114,274)	(1,044,139)
Fair value of plan assets	1,033,030	899,154

Net deficit	(122,690)	(184,675)

Unrecognized actuarial losses	279,226	307,776
Unrecognized past service cost	289	(302)

Net retirement benefit assets	¥156,825	¥122,799

Of which retirement benefit liabilities included in “Other liabilities”	¥(55,511)	¥(58,112)
Of which retirement benefit assets included in “Other assets”	¥212,336	¥180,911

The movements in the defined benefit obligations for the fiscal years ended March 31, 2013 and 2012 were as follows:

	For the fiscal year ended March 31,
	2013	2012
	(In millions)
At beginning of period	¥1,083,829	¥1,004,860
Current service cost	28,655	25,660
Interest cost	19,373	23,127
Actuarial losses	81,648	76,039
Benefits paid	(39,858)	(38,829)
Lump-sum payments	(14,298)	(17,998)
Past service cost	—	(1,265)
Acquisition and disposal of subsidiaries	(3,198)	15,008
Settlements	—	(2,174)
Others	(431)	(599)

At end of period	¥1,155,720	¥1,083,829

The movements in the fair value of plan assets for the fiscal years ended March 31, 2013 and 2012 were as follows:

	For the fiscal year ended March 31,
	2013	2012
	(In millions)
At beginning of period	¥899,154	¥880,155
Expected return on plan assets	34,674	36,521
Actuarial gains (losses)	95,292	(30,604)
Contributions by employer	48,602	43,887
Benefits paid	(39,858)	(38,829)
Acquisition and disposal of subsidiaries	(4,865)	7,996
Others	31	28

At end of period	¥1,033,030	¥899,154

The amounts recognized in “General and administrative expenses” in the consolidated income statement for the fiscal years ended March 31, 2013, 2012 and 2011 were as follows:

	For the fiscal year ended March 31,
	2013	2012	2011
	(In millions)
Current service cost	¥28,655	¥25,660	¥25,647
Interest cost	19,373	23,127	21,239
Expected return on plan assets	(34,674)	(36,521)	(41,225)
Amortization of actuarial losses	13,769	9,662	5,100
Amortization of past service cost	5	(1,474)	756
Losses (gains) on settlements	—	(297)	283

Total	¥27,128	¥20,157	¥11,800

The plan assets at March 31, 2013 and 2012 were composed as follows:

	At March 31,
	2013	2012
	(% of total fair value of plan assets)
Plan assets retained in the Pension Funds
Equity instruments	28.7%	27.0%
Debt instruments	23.6%	25.2%
General account of life insurance companies	5.3%	5.6%
Other short-term assets	8.5%	9.7%
Plan assets retained in the retirement benefit trusts
Japanese equity instruments	27.9%	26.0%
Other short-term assets	6.0%	6.5%

Total	100.0%	100.0%

The plan assets in the Pension Funds included the common stocks issued by the SMFG Group at March 31, 2013 and 2012. The amounts of these stocks were not significant.

The assets in retirement benefit trusts were primarily composed of Japanese equity instruments. The SMFG Group retained the voting rights of some of these equity instruments with fair values of ¥263,113 million and ¥215,288 million (25.5% and 23.9% of the total fair values of plan assets) at March 31, 2013 and 2012, respectively. The assets in retirement benefit trusts included common stocks issued by a subsidiary (The Minato Bank) with a fair value of ¥26,480 million and ¥25,487 million (2.6% and 2.8% of the total fair values of plan assets) at March 31, 2013 and 2012, respectively. The SMFG Group retained the voting rights of these stocks (40.4% of the voting rights of The Minato Bank, for all periods presented). Refer to Note 47 “Principal Subsidiaries” for further information.

The principal actuarial assumptions used at March 31, 2013, 2012 and 2011 were as follows:

	At March 31,
	2013	2012	2011
Discount rates	1.3%	1.8%	2.3%
Expected rates of return on plan assets	3.9%	4.1%	4.5%
Expected rates of salary (benefit) increases	6.1%	6.1%	5.9%

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

The assumptions for future mortality are based on the official mortality table generally used for actuarial assumptions in Japan. Under the mortality table used at March 31, 2013, 2012 and 2011, the average remaining life expectancy of an individual retiring at age 60 was 23 years, 22 years and 22 years for males, respectively, and 28 years, 28 years and 28 years for females, respectively.

The actual returns on plan assets for the fiscal years ended March 31, 2013, 2012 and 2011 were a positive return of ¥129,966 million, a positive return of ¥5,917 million, and a negative return of ¥34,104 million, respectively.

The experience adjustments on the defined benefit obligations and plan assets at March 31, 2013, 2012, 2011, 2010 and 2009 were as follows:

	At March 31,
	2013	2012	2011	2010	2009
	(In millions)
Present value of defined benefit obligations	¥(1,155,720)	¥(1,083,829)	¥(1,004,860)	¥(997,287)	¥(974,398)
Fair value of plan assets	1,033,030	899,154	880,155	888,577	737,978

Net deficit	¥(122,690)	¥(184,675)	¥(124,705)	¥(108,710)	¥(236,420)

Experience losses on defined benefit obligations	¥(7,135)	¥(2,993)	¥(4,242)	¥(8,524)	¥(3,125)
Experience gains (losses) on plan assets	95,292	(30,604)	(75,329)	95,762	(265,098)

Expected contribution

Expected contributions to the defined benefit plans for the fiscal year ending March 31, 2014 are ¥44,473 million.

Defined Contribution Plans

Some of SMFG’s subsidiaries provide defined contribution plans. The amounts recognized as expenses for the defined contribution plans were ¥5,071 million, ¥4,416 million and ¥3,751 million for the fiscal years ended March 31, 2013, 2012 and 2011, respectively, which were included in “General and administrative expenses” in the consolidated income statement.

Employees’ Pension Insurance Plan

In Japan, the national government operates the Employees’ Pension Insurance Plan which covers most of the private entities’ employees. The amounts of contributions charged to expense for the Employees’ Pension Insurance Plan were ¥30,922 million, ¥29,991 million and ¥27,898 million for the fiscal years ended March 31, 2013, 2012 and 2011, respectively, which were included in “General and administrative expenses” in the consolidated income statement.

24	SHAREHOLDERS’ EQUITY

Common Stock

The changes in the number of issued shares of common stock and common stock held by SMFG or its subsidiaries and associates during the fiscal years ended March 31, 2013, 2012 and 2011 were as follows:

	For the fiscal year ended March 31,
	2013			2012			2011
	Outstanding	In treasury		Outstanding	In treasury		Outstanding	In treasury
At beginning of period	1,414,055,625	62,939,559		1,414,055,625	32,581,914		1,414,055,625	17,070,340
Net change	—	(2,760,183	)(1)	—	30,357,645	(2)	—	15,511,574	(3)

At end of period	1,414,055,625	60,179,376		1,414,055,625	62,939,559		1,414,055,625	32,581,914

(1)	Includes a decrease of 2,840,076 shares delivered to shareholders of SMBC Consumer Finance, formerly known as Promise, on April 1, 2012.
(2)	Includes an increase of 45,686,368 shares acquired mainly to prepare for the share exchange to make SMBC Consumer Finance a wholly owned subsidiary of SMFG, and a decrease of 15,328,723 shares mainly delivered to shareholders of Cedyna on May 1, 2011.
(3)	Includes an increase of 15,479,400 shares acquired by SMFG Card & Credit, Inc. (“SMFG Card & Credit”) to prepare for the share exchange to make Cedyna a wholly owned subsidiary of SMFG Card & Credit through a share exchange.

The total number of authorized shares of common stock was 3,000 million at March 31, 2013 and 2012 with no stated value. All issued shares are fully paid. The details of the stock options outstanding to subscribe for shares of SMFG common stock are described in Note 40 “Share-Based Payment.”

Preferred Stock

The following table shows the number of shares of preferred stock at March 31, 2013 and 2012.

	At March 31, 2013		At March 31, 2012
	Authorized	Issued	Authorized	Issued
Type 5 preferred stock	167,000	—	167,000	—
Type 6 preferred stock(1)	70,001	—	70,001	—
Type 7 preferred stock	167,000	—	167,000	—
Type 8 preferred stock	115,000	—	115,000	—
Type 9 preferred stock	115,000	—	115,000	—

(1)	At the general meeting of shareholders on June 27, 2013, SMFG amended its articles of incorporations to delete the provision regarding 70,001 shares of authorized Type 6 preferred stock.

The movement of preferred stock for the fiscal years ended March 31, 2013, 2012 and 2011 was as follows:

	Type 6 preferred stock
	Aggregate amount	Number of shares
	(In millions)
Balance at April 1, 2010	¥210,003	70,001

Balance at March 31, 2011	210,003	70,001
Acquisition and cancellation	(210,003)	(70,001)

Balance at March 31, 2012	—	—

Balance at March 31, 2013	¥—	—

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

The Type 6 preferred stock had noncumulative and nonparticipating dividend rights. When SMFG paid annual dividends or interim dividends to its common stockholders, SMFG was required to pay to the holders of the Type 6 preferred stock an annual dividend of ¥88,500 or an interim dividend of ¥44,250 in preference to the common stockholders (Any such interim dividend on the Type 6 preferred stock reduced the following annual dividend by the same amount). The holders of the Type 6 preferred stock were not entitled to any other dividends. The holders of the Type 6 preferred stock were not entitled to vote at the general meeting of shareholders unless a proposal to pay dividends to the holders of the Type 6 preferred stock was not submitted to a stockholder vote or was rejected by a stockholder vote.

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

Restriction on the Payment of Dividends

The amount of the capital surplus and retained earnings of SMFG that can be paid out as dividends is subject to restrictions under the Companies Act. These amounts are calculated based on SMFG’s nonconsolidated statement of financial position prepared in accordance with Japanese GAAP. Therefore, the adjustments made to prepare the IFRS consolidated financial statements have no impact on the calculation. The total amount that SMFG can pay out as a dividend was ¥743 billion at March 31, 2013.

Other than the restriction by the Companies Act, SMFG is required to maintain a risk-weighted capital ratio as per the Banking Act of Japan (“Banking Act”). The detail of the restriction is described in Note 45 “Financial Risk Management.” Therefore, SMFG would not be able to pay a dividend if the ratio were to fall below the minimum amount as a result of the payment of the dividends.

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

The movements of the available-for-sale financial assets reserve for the fiscal years ended March 31, 2013, 2012 and 2011 were as follows:

	For the fiscal year ended March 31,
	2013	2012	2011
	(In millions)
At beginning of period	¥649,931	¥465,185	¥663,907

Gains (losses) arising during the period, before tax	763,457	253,865	(349,080)
Income tax (expenses) benefits for changes arising during the period	(271,397)	(50,061)	142,268

Reclassification adjustments for (gains) losses included in net profit, before tax	(8,378)	(21,563)	10,957
Income tax expenses (benefits) for reclassification adjustments	3,178	8,867	(5,131)

Amount attributable to non-controlling interests	(17,564)	(6,167)	2,543
Share of other comprehensive loss of associates and joint ventures	(174)	(195)	(279)

At end of period	¥1,119,053	¥649,931	¥465,185

Exchange differences on translating the foreign operations reserve

Exchange differences on translating the foreign operations reserve include foreign exchange differences arising from the translation of the net assets of foreign operations from their functional currencies to the SMFG Group’s presentation currency, Japanese yen.

The movements of exchange differences on translating the foreign operations reserve for the fiscal years ended March 31, 2013, 2012 and 2011 were as follows:

	For the fiscal year ended March 31,
	2013	2012	2011
	(In millions)
At beginning of period	¥(212,754)	¥(184,402)	¥(108,618)

Gains (losses) arising during the period, before tax	235,947	(34,781)	(121,593)
Income tax (expenses) benefits for changes arising during the period	(22,181)	(503)	9,383

Reclassification adjustments for (gains) losses included in net profit, before tax	4,579	7,350	(505)
Income tax benefits for reclassification adjustments	(1,737)	(2,112)	—

Amount attributable to non-controlling interests	(56,832)	4,331	40,877
Share of other comprehensive income (loss) of associates and joint ventures	3,528	(2,637)	(3,946)

At end of period	¥(49,450)	¥(212,754)	¥(184,402)

25	NON-CONTROLLING INTERESTS

Non-controlling interests at March 31, 2013 and 2012 consisted of the following:

	At March 31,
	2013	2012
	(In millions)
Preferred securities issued by subsidiaries	¥1,625,358	¥1,588,893
Others(1)	478,757	461,833

Total non-controlling interests	¥2,104,115	¥2,050,726

(1)	For the fiscal years ended March 31, 2013 and 2012, the SMFG Group recognized the decrease of retained earnings by ¥4 billion and ¥15 billion, respectively, from the transactions with non-controlling interests that do not result in a loss of control. Most of the decreases were recognized by the share exchange transactions to make SMBC Consumer Finance, formerly known as Promise, and Cedyna a wholly owned subsidiary in April 2012 and May 2011. Through these exchanges, ¥8 billion and ¥36 billion of treasury stocks were exchanged with non-controlling interests of SMBC Consumer Finance and Cedyna.

Preferred securities issued by subsidiaries consisted of the following:

	Redemption at the option of Issuer(1)	At March 31,
		2013	2012
		(In millions)
Issued by SMFG’s subsidiaries:
SMFG Preferred Capital USD 1 Limited (non-cumulative step-up perpetual preferred securities)	January 2017	¥61,026	¥53,314
SMFG Preferred Capital GBP 1 Limited (non-cumulative step-up perpetual preferred securities)	January 2017	10,528	9,657
SMFG Preferred Capital JPY 1 Limited (non-cumulative perpetual preferred securities)	January 2018	135,000	135,000
SMFG Preferred Capital USD 2 Limited (non-cumulative perpetual preferred securities)	July 2013	169,218	147,834
SMFG Preferred Capital USD 3 Limited (non-cumulative step-up perpetual preferred securities)	July 2018	126,914	110,876
SMFG Preferred Capital GBP 2 Limited (non-cumulative step-up perpetual preferred securities)	January 2029	35,772	32,812
SMFG Preferred Capital JPY 2 Limited
Series A (non-cumulative step-up perpetual preferred securities)	January 2019	113,000	113,000
Series B (non-cumulative perpetual preferred securities)	July 2019	140,000	140,000
Series C (non-cumulative perpetual preferred securities)	January 2016	140,000	140,000
Series D (non-cumulative perpetual preferred securities)	January 2014	145,200	145,200
Series E (non-cumulative perpetual preferred securities)	July 2019	33,000	33,000
Series F (non-cumulative perpetual preferred securities)	January 2016	2,000	2,000
Series G (non-cumulative perpetual preferred securities)	January 2014	125,700	125,700
SMFG Preferred Capital JPY 3 Limited
Series A (non-cumulative step-up perpetual preferred securities)	January 2020	99,000	99,000
Series B (non-cumulative perpetual preferred securities)	January 2020	164,500	164,500
Series C (non-cumulative perpetual preferred securities)	January 2015	79,500	79,500
Series D (non-cumulative perpetual preferred securities)	January 2015	45,000	45,000
Issued by a subsidiary of KUBC:
KUBC Preferred Capital Cayman Limited (non-cumulative step-up perpetual preferred securities)	July 2012	—	12,500

Preferred securities issued by subsidiaries		¥1,625,358	¥1,588,893

(1)	Subject to the prior approval of the Financial Services Agency (“FSA”), preferred securities are redeemable at any dividend payment date on and after a specific month and the month shown in this column is such a specific month of each preferred security.

26	NET INTEREST INCOME

Net interest income for the fiscal years ended March 31, 2013, 2012 and 2011 consisted of the following:

	For the fiscal year ended March 31,
	2013	2012	2011
	(In millions)
Interest income from:
Deposits with banks	¥29,470	¥28,159	¥18,468
Call loans and bills bought	12,866	14,350	9,274
Reverse repurchase agreements and cash collateral on securities borrowed	13,000	15,119	13,646
Investment securities	127,172	137,953	154,731
Loans and advances	1,543,215	1,514,750	1,524,062

Total interest income	1,725,723	1,710,331	1,720,181

Interest expense from:
Deposits	123,378	129,463	134,484
Call money and bills sold	4,137	3,563	3,838
Repurchase agreements and cash collateral on securities lent	12,009	10,566	11,604
Borrowings	85,219	83,490	85,475
Debt securities in issue	114,062	85,795	74,944
Others	715	754	711

Total interest expense	339,520	313,631	311,056

Net interest income	¥1,386,203	¥1,396,700	¥1,409,125

Interest income recorded on impaired financial assets was ¥38,465 million, ¥28,971 million and ¥33,176 million for the fiscal years ended March 31, 2013, 2012 and 2011, respectively.

27	NET FEE AND COMMISSION INCOME

Net fee and commission income for the fiscal years ended March 31, 2013, 2012 and 2011 consisted of the following:

	For the fiscal year ended March 31,
	2013	2012	2011
	(In millions)
Fee and commission income from:
Loans	¥111,153	¥83,919	¥75,860
Credit card business	225,071	210,449	181,160
Guarantees	54,067	41,059	28,779
Securities-related business	80,076	80,965	61,467
Deposits	17,622	16,802	16,256
Remittances and transfers	128,647	125,796	126,916
Safe deposits	5,989	6,324	6,508
Trust fees	1,488	1,373	2,328
Investment trusts	162,950	142,941	163,708
Agency	18,146	18,897	18,056
Others	143,476	140,882	125,666

Total fee and commission income	948,685	869,407	806,704

Fee and commission expense from:
Remittances and transfers	42,192	33,114	34,062
Guarantees	1,843	18,487	21,645
Others	83,064	80,961	76,853

Total fee and commission expense	127,099	132,562	132,560

Net fee and commission income	¥821,586	¥736,845	¥674,144

28	NET TRADING INCOME

Net trading income for the fiscal years ended March 31, 2013, 2012 and 2011 consisted of the following:

	For the fiscal year ended March 31,
	2013	2012	2011
	(In millions)
Interest rate	¥270,243	¥131,736	¥205,102
Foreign exchange	(141,001)	37,951	104,037
Equity	40,215	14,790	17,243
Credit	9,966	(1,907)	(2,543)
Others	327	(274)	640

Total net trading income	¥179,750	¥182,296	¥324,479

Net trading income includes income and losses from trading assets and liabilities, and derivative financial instruments.

29	NET INCOME FROM FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

Net income from financial assets at fair value through profit or loss for the fiscal years ended March 31, 2013, 2012 and 2011 consisted of the following:

	For the fiscal year ended March 31,
	2013	2012	2011
	(In millions)
Net income from debt instruments	¥10,265	¥34,334	¥29,150
Net income (loss) from equity instruments	5,529	(600)	966

Total net income from financial assets at fair value through profit or loss	¥15,794	¥33,734	¥30,116

30	NET INVESTMENT INCOME

Net investment income for the fiscal years ended March 31, 2013, 2012 and 2011 consisted of the following:

	For the fiscal year ended March 31,
	2013	2012	2011
	(In millions)
Net gain from disposal of debt instruments	¥99,855	¥149,484	¥141,982
Net gain from disposal of equity instruments	36,828	11,657	20,779
Dividend income	80,284	78,224	73,150

Total net investment income	¥216,967	¥239,365	¥235,911

31	OTHER INCOME

Other income for the fiscal years ended March 31, 2013, 2012 and 2011 consisted of the following:

	For the fiscal year ended March 31,
	2013	2012	2011
	(In millions)
Income from operating leases	¥110,906	¥72,483	¥63,199
Gains on disposal of assets leased	84,631	24,977	6,774
Income related to IT solution services	30,709	39,648	43,775
Gains on disposal of property, plant and equipment, and other intangible assets	240	2,741	885
Reversal of impairment losses of investments in associates and joint ventures	14,970	19,333	13,533
Gains on step acquisition of subsidiaries	141	27,491	15,623
Others	82,807	58,890	60,681

Total other income	¥324,404	¥245,563	¥204,470

32	IMPAIRMENT CHARGES ON FINANCIAL ASSETS

Impairment charges on financial assets for the fiscal years ended March 31, 2013, 2012 and 2011 consisted of the following:

	For the fiscal year ended March 31,
	2013	2012	2011
		(In millions)
Loans and advances(1)	¥138,375	¥144,022	¥259,292
Available-for-sale financial assets	128,868	140,288	174,636

Total impairment charges on financial assets	¥267,243	¥284,310	¥433,928

(1)	Cross-reference to provision for loan losses in Note 10 “Loans and Advances.”

33	GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses for the fiscal years ended March 31, 2013, 2012 and 2011 consisted of the following:

	For the fiscal year ended March 31,
	2013	2012	2011
		(In millions)
Personnel expenses	¥662,065	¥612,512	¥577,970
Depreciation and amortization	130,382	121,611	112,618
Rent and lease expenses	111,327	105,196	92,160
Building and maintenance expenses	7,926	8,283	10,186
Supplies expenses	14,267	14,192	15,135
Communication expenses	33,099	34,170	33,538
Publicity and advertising expenses	48,979	41,957	40,213
Taxes and dues	57,672	56,582	56,648
Outsourcing expenses	87,583	85,196	79,525
Premiums for deposit insurance	53,687	59,600	57,637
Office equipment expenses	35,749	32,201	29,234
Others	200,460	195,205	188,682

Total general and administrative expenses	¥1,443,196	¥1,366,705	¥1,293,546

34	OTHER EXPENSES

Other expenses for the fiscal years ended March 31, 2013, 2012 and 2011 consisted of the following:

	For the fiscal year ended March 31,
	2013	2012	2011
	(In millions)
Cost of operating leases	¥58,252	¥46,278	¥36,652
Losses on disposal of assets leased	81,083	20,678	2,599
Cost related to IT solution services	107,475	98,914	95,625
Losses on disposal of property, plant and equipment, and other intangible assets	5,432	6,541	5,813
Impairment losses of property, plant and equipment	4,333	3,757	5,360
Impairment losses of intangible assets	35	1,989	59
Losses on sale of investments in subsidiaries and associates	8	439	138
Impairment losses of investments in associates and joint ventures	7,347	656	16,837
Others	24,342	60,040	49,209

Total other expenses	¥288,307	¥239,292	¥212,292

35	INCOME TAX EXPENSE

The detail of income tax expense for the fiscal years ended March 31, 2013, 2012 and 2011 was as follows:

	For the fiscal year ended March 31,
	2013	2012	2011
	(In millions)
Current tax:
Charge for period	¥271,936	¥102,257	¥97,991
Deferred tax:
Origination and reversal of temporary differences	26,347	243,205	262,877
Change in the write-down of deferred tax assets on the current fiscal year income tax expense	(23,488)	11,788	297
Changes in Japanese corporation tax rates(1)	—	103,944	—

Total deferred tax expense	2,859	358,937	263,174

Total income tax expense	¥274,795	¥461,194	¥361,165

(1)	See Note 22 “Deferred Income Tax” for further information on changes in Japanese corporation tax rates.

The following table shows the reconciliations of the effective income tax rates for the fiscal years ended March 31, 2013, 2012 and 2011.

	For the fiscal year ended March 31,
	2013	2012	2011
	(In millions, except percentages)
Profit before tax	¥965,551	¥919,192	¥932,683
Income tax expense	274,795	461,194	361,165
Effective income tax rate	28.5%	50.2%	38.7%

Statutory tax rate in Japan(1)	38.0%	40.7%	40.7%
Non-Japanese earnings	(4.6%)	(0.9%)	(1.1%)
Effect of the change in the write-down of deferred tax assets on the current fiscal year income tax expense	(2.4%)	1.3%	0.1%
Nontaxable dividends received	(1.1%)	(1.2%)	(1.0%)
Tax impact of share of post-tax (profit) loss in associates and joint ventures	(0.8%)	1.1%	0.2%
Tax impact of impairment losses and reversal of impairment losses for investments in associates and joint ventures—net	(0.3%)	(0.8%)	0.1%
Gains on step acquisition of subsidiaries which were not taxable	—	(1.1%)	(0.7%)
Changes in Japanese corporation tax rates	—	11.3%	—
Others—net	(0.3%)	(0.2%)	0.4%

Effective income tax rate	28.5%	50.2%	38.7%

(1)	The statutory tax rate in Japan for the fiscal year ended March 31, 2013 is the aggregate of the effective corporation tax rate of 26.1% including corporation surtax of 2.4%, the effective inhabitant tax rate of 4.9% and the effective enterprise tax rate of 7.0%, which is payable by corporate entities on taxable profits under the tax laws in Japan. The effective corporation tax rate and effective inhabitant tax rate were changed from 27.9% and 5.8% which were applied to the fiscal years ended March 31, 2012 and 2011.

36	EARNINGS PER SHARE

The following table shows the income and share data used in the basic and diluted earnings per share calculations for the fiscal years ended March 31, 2013, 2012 and 2011.

	For the fiscal year ended March 31,
	2013	2012	2011
	(In millions, except number of shares and per share data)
Basic:
Profit attributable to shareholders of SMFG	¥572,916	¥345,430	¥464,007
Dividend payable on preferred stock classified as equity	—	—	(6,195)

Profit attributable to the common shareholders of SMFG	¥572,916	¥345,430	¥457,812

Weighted average number of common stock in issue (in thousands of shares)	1,353,926	1,387,405	1,394,391

Basic earnings per share	¥423.15	¥248.98	¥328.32

Diluted:
Profit attributable to the common shareholders of SMFG	¥572,916	¥345,430	¥457,812
Dilutive impact of convertible instruments issued by subsidiaries	(465)	(896)	—

Net profit used to determine diluted earnings per share	¥572,451	¥344,534	¥457,812

Weighted average number of common stock in issue (in thousands of shares)	1,353,926	1,387,405	1,394,391
Adjustments for stock options (in thousands of shares)	519	244	68

Weighted average number of common stock for diluted earnings per share (in thousands of shares)	1,354,445	1,387,649	1,394,459

Diluted earnings per share	¥422.65	¥248.29	¥328.31

Stock options granted to certain directors and employees of SMBC before the establishment of SMFG had an effect on the potential common stock and were forfeited in June 2012. Those stock options were antidilutive and not included in the calculation of diluted earnings per share for the fiscal years ended March 31, 2013, 2012 and 2011. The details of stock options are described in Note 40 “Share-Based Payment.”

37	TRANSFERS OF FINANCIAL ASSETS

In the normal course of business, the SMFG Group transfers financial assets mainly through repurchase agreements, securities lending transactions and securitizations. Depending on the nature of the transactions, the transfers may either result in financial assets being derecognized or continuing to be recognized on the consolidated statement of financial position.

Full derecognition occurs when the SMFG Group transfers its contractual rights to receive cash flows from financial assets, or retains the contractual rights to receive the cash flows, but assumes a contractual obligation to pay the cash flows to another party, and transfers substantially all the risks and rewards of ownership, including credit risk, prepayment risk and interest rate risk. Derecognition does not occur when the SMFG Group retains substantially all the risks and rewards of ownership of the financial assets, where the contractual rights to receive cash flows from the financial assets are transferred, or the rights are retained but an obligation to pay the cash flows are assumed.

The following table shows the carrying amount and fair value of transferred financial assets that did not qualify for derecognition and their associated financial liabilities at March 31, 2013:

	At March 31, 2013
	Repurchase agreements and securities lending transactions	Loans and advances
		Residential mortgages	Corporate loans	Others
	(In millions)
Carrying amount of assets	¥5,643,960	¥1,279,446	¥632,206	¥101,871
Carrying amount of associated liabilities	5,588,102	1,088,672	628,665	71,707

For those liabilities that have recourse only to the transferred assets:
Fair value of assets	¥—	¥1,443,233	¥634,795	¥102,218
Fair value of associated liabilities	—	1,174,315	629,778	72,074

Net position	¥—	¥268,918	¥5,017	¥30,144

At March 31, 2012, the carrying amount of assets and their associated liabilities for repurchase agreements and securities lending transactions were ¥6,861,236 million and ¥6,856,937 million, respectively. At March 31, 2012, the carrying amount of assets and their associated liabilities for loans and advances were ¥63,609 million and ¥43,477 million, respectively.

Repurchase Agreements and Securities Lending Transactions

The SMFG Group lends or sells securities under agreements to repurchase them at a predetermined price on a future date. Since substantially all the risks and rewards of the securities are retained by the SMFG Group, the securities remain on the consolidated statement of financial position and their associated financial liabilities are recorded. The recourse of the counterparties to their associated financial liabilities is not limited to the underlying securities.

Loans and Advances

The SMFG Group transfers its loans and advances, including residential mortgages and corporate loans, mainly to bankruptcy-remote SPEs for securitizations whereby the SPEs issue debt securities to the SMFG Group for subordinated tranches and to investors for senior tranches. The investors have only recourse to the underlying financial assets due to their bankruptcy-remoteness. Since the SMFG Group retains substantially all the risks and rewards of ownership, the transferred financial assets do not qualify for derecognition. The SMFG Group therefore continues to recognize these transferred financial assets as loans and advances, and recognizes their associated financial liabilities arising from issuing debt securities to investors on the consolidated statement of financial position.

38	ASSETS PLEDGED AND RECEIVED AS COLLATERAL

Assets Pledged

The carrying amounts of assets pledged as collateral at March 31, 2013 and 2012 were as follows:

	At March 31,
	2013	2012
	(In millions)
Cash and deposits with banks	¥225,442	¥318,376
Call loans and bills bought	496,343	490,255
Trading assets	2,557,463	3,805,912
Financial assets at fair value through profit or loss	1,469,245	1,386,242
Held-to-maturity investments	5,725,145	5,163,048
Available-for-sale financial assets	22,922,725	24,998,239
Loans and advances	2,517,326	2,700,373
Property, plant and equipment	12,496	14,336
Other assets	399,932	329,394

Total	¥36,326,117	¥39,206,175

The SMFG Group pledges assets as collateral to secure payables under repurchase agreements, securities lending transactions and securitizations, borrowings or for cash settlements, variation margins on futures markets and certain other purposes. These transactions are conducted under terms that are usual and customary to standard contracts.

Unsecured loaned securities for which the borrowers have the right to sell or repledge were ¥5,799,375 million and ¥7,216,071 million at March 31, 2013 and 2012, respectively.

For the reserve funds with the Bank of Japan and other reserve deposits for foreign offices maintained by the SMFG Group, refer to Note 5 “Cash and Deposits with Banks.”

Assets Received as Collateral

Under certain transactions, including reverse repurchase agreements, securities borrowing, and discounting of bills, the SMFG Group is permitted to resell or repledge the collateral held in the absence of default by the owner of the collateral. These transactions are conducted under terms that are usual and customary for standard contracts. The fair values of securities and bills accepted as collateral were ¥5,469,126 million and ¥5,947,179 million at March 31, 2013 and 2012, respectively. As to the securities received in the reverse repurchase agreements and securities borrowing transactions, the SMFG Group has the obligation to return equivalent securities upon completion of the transactions. The fair value of securities sold or repledged to others was ¥3,046,093 million and ¥4,200,677 million at March 31, 2013 and 2012, respectively.

39	DEFERRED DAY ONE PROFIT AND LOSS

The aggregate deferred day one profit yet to be recognized in profit at the beginning and end of the fiscal years ended March 31, 2013 and 2012, and reconciliation of changes in the balances were as follows:

	For the fiscal year ended March 31,
	2013	2012
	(In millions)
Balance at beginning of period	¥1,790	¥4,051
Released to profit	(1,790)	(2,261)

Balance at end of period	¥—	¥1,790

The SMFG Group has entered into transactions where the fair value is determined using valuation techniques for which not all inputs are observable in the market. The difference between the transaction price and the fair value that would be determined at initial recognition using a valuation technique is referred to as “day one profit and loss,” which is not recognized immediately in the consolidated income statement. The table above shows the day one profit balances, all of which are derived from financial assets at fair value through profit or loss. The release to profit is due to the amortization of the deferred day one profit over the life of the instruments and the realization through settlement. See Note 44 “Fair Value of Financial Assets and Liabilities” for additional information.

40	SHARE-BASED PAYMENT

Before the establishment of SMFG in December 2002, SMBC granted common stock options to certain directors and employees of SMBC. When SMFG was established, SMFG took over the obligations related to the stock options from SMBC (“Pre-2002 stock option”). SMFG elected not to apply IFRS 2 “Share-based Payments” to those stock options because they were granted and vested prior to the date of transition to IFRS, April 1, 2008. By the end of the exercise period, all remaining options were forfeited in June 2012.

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

	Title of grantees	Exercise period	Requisite service period	Method of settlement
Pre-2002 stock option	Directors and employees of SMFG and SMBC	June 28, 2004 to June 27, 2012	Not applicable	Common stock of SMFG
SMFG Stock Acquisition Rights	Directors, corporate auditors and executive officers of SMFG and SMBC	Not exceeding 30 years from the date of allocation of stock acquisition rights(1)	One year from the date of the ordinary general meeting of shareholders of SMFG to the closing of the next ordinary general meeting of shareholders of SMFG	Common stock of SMFG

(1)	A stock acquisition rights holder can exercise the rights from the day they are relieved of their positions either as a director, a corporate auditor or an executive officer (“Start of Exercise Date”) to 20 years from the Start of Exercise Date.

The number and the weighted average exercise prices of stock options for the fiscal years ended on March 31, 2013 and 2012 were as follows:

	For the fiscal year ended March 31,
	2013		2012
	Number of options(1)	Weighted average exercise price	Number of options(1)	Weighted average exercise price
Outstanding at beginning of period	474,500	¥1,516	210,700	¥3,412
Granted	280,500	1	268,200	1
Exercised	(3,100)	1	(500)	1
Forfeited or expired	(110,800)	6,487	(3,900)	1

Outstanding at end of period	641,100	¥1	474,500	¥1,516

Exercisable at end of period	68,400	¥1	139,800	¥5,142

(1)	Number of options is the number of SMFG’s common stock granted by the exercise of stock options.

The weighted average stock price at the date of exercise was ¥3,082 and ¥2,336 for the fiscal years ended March 31, 2013 and 2012, respectively.

Summarized information about stock options outstanding at March 31, 2013 and 2012 was as follows:

		At March 31,
		2013		2012
	Exercise price	Number of options	Remaining contractual lives in years	Number of options	Remaining contractual lives in years
Pre-2002 stock option	¥6,649	—	—	108,100	0.3
SMFG Stock Acquisition Rights	¥1	641,100	28.7	366,400	29.1

The amounts of stock options recognized as expenses were measured based on the fair value of stock options granted, which were ¥542 million and ¥431 million for the fiscal years ended March 31, 2013 and 2012, respectively, and included in “General and administrative expenses” in the consolidated income statement. The fair value of stock options was measured using Black-Scholes option-pricing model.

The following table represents the fair value of stock options and the assumptions used to measure the fair value.

	For the fiscal year ended March 31,
	2013	2012
Fair value at measurement date	¥2,042	¥1,872
Stock price	¥2,412	¥2,239
Exercise price	¥1	¥1
Expected volatility(1)	46.26%	51.64%
Expected remaining lives (in years)(2)	4	4
Expected dividends per share(3)	¥100	¥100
Risk free interest rate(4)	0.14%	0.30%

(1)	Calculated based on the actual stock prices during the 4 years from August 16, 2008 to August 15, 2012, and from August 17, 2007 to August 16, 2011, respectively.
(2)	The average expected remaining life could not be estimated rationally due to insufficient amount of data. Therefore, it was estimated based on average remaining service life of directors of SMFG and its consolidated subsidiaries.
(3)	Expected dividends are based on the estimated dividends to be paid in next twelve months from the date of grant.
(4)	Japanese government bond yield corresponding to the average expected remaining life.

41	DIVIDENDS PER SHARE

The dividends recognized by the SMFG Group for the fiscal years ended March 31, 2013, 2012 and 2011 were as follows:

	Dividends per share	Aggregate amount
	(In yen)	(In millions)
For the fiscal year ended March 31, 2013:
Common stock	¥100	¥135,253

For the fiscal year ended March 31, 2012:
Common stock	¥100	¥138,913
1st series Type 6 preferred stock	44,250	3,098

For the fiscal year ended March 31, 2011:
Common stock	¥105	¥146,683
1st series Type 6 preferred stock	88,500	6,195

On June 27, 2013, the general meeting of shareholders approved a dividend of ¥70 per share of common stock totaling ¥98,714 million in respect of the fiscal year ended March 31, 2013. The amount included ¥3,943 million of dividends distributed to SMFG’s subsidiaries. The consolidated financial statements for the fiscal year ended March 31, 2013 do not include this dividend payable.

42	CONTINGENCY AND CAPITAL COMMITMENTS

Legal Proceedings

The SMFG Group is engaged in various legal proceedings in Japan and a number of overseas jurisdictions, involving claims by and against it, which arise in the normal course of business. The SMFG Group does not expect that the outcome of these proceedings will have a significant adverse effect on the consolidated financial statements of the SMFG Group. The SMFG Group has recorded adequate provisions with respect to litigation arising out of normal business operations. The SMFG Group has not disclosed any contingent liability associated with these legal actions because it cannot reliably be estimated.

Capital Commitments

At March 31, 2013 and 2012, the SMFG Group had ¥2,469 million and ¥503 million, respectively, of contractual commitments to acquire intangible assets, such as software. In addition, the SMFG Group had ¥283,970 million and ¥44,058 million of contractual commitments to acquire property, plant and equipment at March 31, 2013 and 2012, respectively. The increase in contractual commitments to acquire property, plant and equipment at March 31, 2013 was due mainly to the inclusion of the aircraft leasing business which commenced in June 2012 as SMBC Aviation Capital. The SMFG Group’s management is confident that future net revenues and funding will be sufficient to cover these commitments.

Loan Commitments

Loan commitment contracts on overdrafts and loans are agreements to lend up to a prescribed amount to customers, as long as there is no violation of any condition established in the contracts. Since many of these loan commitments are expected to expire without being drawn down, the total amount of unused commitments does not necessarily represent an actual future cash flow requirement. Many of these loan commitments include clauses under which the SMFG Group can reject an application from customers or reduce the contract amounts in the event that economic conditions change or the SMFG Group needs to secure claims, or some other significant event occurs.

Financial Guarantees and Other Credit-related Contingent Liabilities

Financial guarantees are contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the terms of the debt instrument. Other credit-related contingent liabilities include performance bonds, which are contracts that provide compensation if another party fails to perform the contractual obligation.

The table below shows the nominal amounts of undrawn loan commitments, financial guarantees and other credit-related contingent liabilities at March 31, 2013 and 2012.

	At March 31,
	2013	2012
	(In millions)
Loan commitments	¥46,490,109	¥44,064,283
Financial guarantees and other credit-related contingent liabilities	5,891,617	5,320,993

Total	¥52,381,726	¥49,385,276

43	ANALYSIS OF FINANCIAL ASSETS AND LIABILITIES BY MEASUREMENT BASIS

After initial recognition, financial assets and liabilities are measured either at fair value or amortized cost, within the measurement categories as defined in IAS 39. The summary of significant accounting policies in Note 2 describes how these categories of financial assets and liabilities are measured, and how income and expenses are recognized either in profit or loss, or in other comprehensive income. The following tables present the carrying amounts of the financial assets and liabilities, by category and by line item, of the consolidated statement of financial position.

	At March 31, 2013
	Financial assets and liabilities at fair value through profit or loss	Held-to-maturity investments	Loans and receivables	Available-for-sale financial assets	Financial liabilities measured at amortized cost	Total
	(In millions)
Financial assets:
Cash and deposits with banks	¥—	¥—	¥11,804,873	¥—	¥—	¥11,804,873
Call loans and bills bought	—	—	1,393,440	—	—	1,393,440
Reverse repurchase agreements and cash collateral on securities borrowed	—	—	3,930,557	—	—	3,930,557
Trading assets	4,097,084	—	—	—	—	4,097,084
Derivative financial instruments	6,855,486	—	—	—	—	6,855,486
Financial assets at fair value through profit or loss	2,045,046	—	—	—	—	2,045,046
Investment securities	—	5,840,257	—	29,888,280	—	35,728,537
Loans and advances(1)	9,368	—	75,977,689	—	—	75,987,057
Other financial assets(2)	—	—	2,240,756	—	—	2,240,756

Total	¥13,006,984	¥5,840,257	¥95,347,315	¥29,888,280	¥—	¥144,082,836

Financial liabilities:
Deposits(1)	¥13,107	¥—	¥—	¥—	¥101,008,306	¥101,021,413
Call money and bills sold	—	—	—	—	2,954,052	2,954,052
Repurchase agreements and cash collateral on securities lent	—	—	—	—	6,510,627	6,510,627
Trading liabilities	1,910,905	—	—	—	—	1,910,905
Derivative financial instruments	6,936,991	—	—	—	—	6,936,991
Borrowings(1)	1,270	—	—	—	6,474,273	6,475,543
Debt securities in issue(1)	14,232	—	—	—	8,071,031	8,085,263
Other financial liabilities(2)	—	—	—	—	4,358,835	4,358,835

Total	¥8,876,505	¥—	¥—	¥—	¥129,377,124	¥138,253,629

	At March 31, 2012
	Financial assets and liabilities at fair value through profit or loss	Held-to-maturity investments	Loans and receivables	Available-for-sale financial assets	Financial liabilities measured at amortized cost	Total
	(In millions)
Financial assets:
Cash and deposits with banks	¥—	¥—	¥8,050,562	¥—	¥—	¥8,050,562
Call loans and bills bought	—	—	1,297,082	—	—	1,297,082
Reverse repurchase agreements and cash collateral on securities borrowed	—	—	4,937,025	—	—	4,937,025
Trading assets	4,461,258	—	—	—	—	4,461,258
Derivative financial instruments	5,901,526	—	—	—	—	5,901,526
Financial assets at fair value through profit or loss	2,150,409	—	—	—	—	2,150,409
Investment securities	—	5,277,268	—	32,046,832	—	37,324,100
Loans and advances(1)	14,273	—	72,522,540	—	—	72,536,813
Other financial assets(2)	—	—	1,899,432	—	—	1,899,432

Total	¥12,527,466	¥5,277,268	¥88,706,641	¥32,046,832	¥—	¥138,558,207

Financial liabilities:
Deposits(1)	¥(2,901)	¥—	¥—	¥—	¥92,856,467	¥92,853,566
Call money and bills sold	—	—	—	—	2,144,600	2,144,600
Repurchase agreements and cash collateral on securities lent	—	—	—	—	7,487,633	7,487,633
Trading liabilities	2,173,567	—	—	—	—	2,173,567
Derivative financial instruments	5,850,813	—	—	—	—	5,850,813
Borrowings(1)	1,204	—	—	—	10,411,654	10,412,858
Debt securities in issue(1)	5,497	—	—	—	7,372,245	7,377,742
Other financial liabilities(2)	—	—	—	—	4,953,425	4,953,425

Total	¥8,028,180	¥—	¥—	¥—	¥125,226,024	¥133,254,204

(1)	Embedded derivatives, which are separately accounted for, but presented together with the host contract in the consolidated statement of financial position, are disclosed in this table within the category of “Financial assets and liabilities at fair value through profit or loss.” Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in this table as assets or liabilities to be consistent with the line of the host contract.
(2)	Other financial assets and liabilities comprise of those included in other assets and liabilities, which meet the definition of a financial asset and liability.

44	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

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

The table below presents the carrying amounts of financial assets and liabilities presented on the SMFG Group’s consolidated statements of financial position at March 31, 2013 and 2012, together with the associated fair value.

		At March 31,
		2013		2012
	Notes	Carrying amount	Fair value	Carrying amount	Fair value
		(In millions)
Financial assets:
Cash and deposits with banks:
Cash and non-interest-earning deposits	a	¥6,191,605	¥6,190,097	¥4,597,372	¥4,597,370
Interest-earning deposits with banks	a	5,613,268	5,612,133	3,453,190	3,452,202
Call loans and bills bought:
Call loans	a	1,341,576	1,341,878	1,254,014	1,253,852
Bills bought	a	51,864	51,827	43,068	43,026
Reverse repurchase agreements and cash collateral on securities borrowed	a	3,930,557	3,931,556	4,937,025	4,937,747
Trading assets	b	4,097,084	4,097,084	4,461,258	4,461,258
Derivative financial instruments	b	6,855,486	6,855,486	5,901,526	5,901,526
Financial assets at fair value through profit or loss	b	2,045,046	2,045,046	2,150,409	2,150,409
Investment securities:
Held-to-maturity investments	c	5,840,257	5,901,664	5,277,268	5,346,854
Available-for-sale financial assets	b	29,888,280	29,888,280	32,046,832	32,046,832
Loans and advances	a	75,987,057	77,736,934	72,536,813	74,048,420
Other financial assets	a	2,240,756	2,235,739	1,899,432	1,893,938
Financial liabilities:
Deposits:
Non-interest-bearing deposits, demand deposits and deposits at notice	d	¥57,638,118	¥57,637,968	¥53,482,090	¥53,482,035
Other deposits	d	43,383,295	43,385,998	39,371,476	39,378,994
Call money and bills sold:
Call money	d	2,954,052	2,954,051	2,144,600	2,144,599
Bills sold		—	—	—	—
Repurchase agreements and cash collateral on securities lent	d	6,510,627	6,510,627	7,487,633	7,487,633
Trading liabilities	b	1,910,905	1,910,905	2,173,567	2,173,567
Derivative financial instruments	b	6,936,991	6,936,991	5,850,813	5,850,813
Borrowings	d	6,475,543	6,605,607	10,412,858	10,524,586
Debt securities in issue	d	8,085,263	8,260,887	7,377,742	7,514,031
Other financial liabilities	d	4,358,835	4,357,554	4,953,425	4,951,566

Notes:

a.	(i)	The carrying amounts of deposits with banks without maturity and loans with no specified repayment dates represent a reasonable estimate of fair value as these financial instruments are short-term in nature.

	(ii)	Financial assets with a remaining maturity of six months or less: The carrying amounts represent a reasonable estimate of fair value.

	(iii)	Financial assets with a remaining maturity of more than six months: Except for impaired loans and advances, the fair values are mostly determined using discounted cash flow models taking into account certain factors including counterparties’ credit ratings, pledged collateral, and market interest rates. The fair values of impaired loans and advances are generally determined by discounting the estimated future cash flows over the time period they are expected to be recovered, and may be based on the appraisal value of underlying collateral as appropriate.

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

Where valuation techniques are used to determine fair values, they are validated and reviewed. In principal banking subsidiaries, their risk management departments review significant valuation methodologies at least once a year, and recalibrate model parameters and inputs to ensure the appropriate estimation of fair value. These departments are independent from the business units and have a specific group which reviews these techniques. In addition, their accounting departments are responsible for ensuring that the accounting policies and procedures to determine fair values are in compliance with relevant accounting standards.

Fair Value Hierarchy

Financial assets and liabilities carried at fair value are categorized under the three levels of the fair value hierarchy as follows:

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

The following tables present the carrying amounts of the financial instruments held at fair value across the three levels of the fair value hierarchy at March 31, 2013 and 2012.

	At March 31, 2013
	Quoted market price in an active market (Level 1)	Valuation techniques— observable inputs (Level 2)	Valuation techniques—significant unobservable inputs (Level 3)	Total
	(In millions)
Assets:
Trading assets	¥2,951,033	¥1,084,788	¥61,263	¥4,097,084
Derivative financial instruments	38,734	6,816,363	389	6,855,486
Financial assets at fair value through profit or loss	4,507	1,873,679	166,860	2,045,046
Available-for-sale financial assets	27,207,815	1,966,625	713,840	29,888,280
Others(1)	—	9,368	—	9,368

Liabilities:
Trading liabilities	¥1,858,136	¥52,769	¥—	¥1,910,905
Derivative financial instruments	48,383	6,873,962	14,646	6,936,991
Others(1)	—	28,609	—	28,609

	At March 31, 2012
	Quoted market price in an active market (Level 1)	Valuation techniques— observable inputs (Level 2)	Valuation techniques—significant unobservable inputs (Level 3)	Total
	(In millions)
Assets:
Trading assets	¥3,667,000	¥740,748	¥53,510	¥4,461,258
Derivative financial instruments	32,297	5,869,008	221	5,901,526
Financial assets at fair value through profit or loss	1,556	1,887,882	260,971	2,150,409
Available-for-sale financial assets	29,725,227	1,635,881	685,724	32,046,832
Others(1)	—	14,273	—	14,273

Liabilities:
Trading liabilities	¥2,156,266	¥17,301	¥—	¥2,173,567
Derivative financial instruments	37,233	5,796,110	17,470	5,850,813
Others(1)	—	3,800	—	3,800

(1)	Embedded derivatives, which are separately accounted for, but presented together with the host contract in the consolidated statement of financial position, are disclosed in this table within Others. Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in this table as assets or liabilities to be consistent with the host contract.

There were no significant transfers between Level 1 and Level 2 for the fiscal years ended March 31, 2013 and 2012.

The following table presents a reconciliation from the beginning to the ending balances for those assets and liabilities that are measured in the consolidated statement of financial position at fair value based on a valuation technique for which one or more significant inputs are not based on observable market data (Level 3) for the fiscal years ended March 31, 2013 and 2012.

	Trading assets	Derivative financial instruments	Financial assets at fair value through profit or loss	Available-for- sale financial assets	Total
	(In millions)
At April 1, 2011	¥88,216	¥(7,281)	¥272,789	¥679,210	¥1,032,934

Total gains (losses)	(2,025)	(1,988)	(3,034)	10,860	3,813
In profit or loss	9,411	(1,731)	(3,034)	(10,661)	(6,015)
In other comprehensive income	(11,436)	(257)	—	21,521	9,828
Purchases	3,677	37	2,375	71,730	77,819
Sales	(36,358)	—	(6,363)	(46,891)	(89,612)
Settlements	—	(8,074)	(1,789)	(29,227)	(39,090)
Transfers into Level 3	—	—	55	536	591
Transfers out of Level 3	—	57	(3,062)	(494)	(3,499)

At March 31, 2012	53,510	(17,249)	260,971	685,724	982,956

Total gains (losses)	12,366	9,344	1,551	56,951	80,212
In profit or loss	4,625	11,323	1,551	(792)	16,707
In other comprehensive income	7,741	(1,979)	—	57,743	63,505
Purchases	—	46	5,790	58,909	64,745
Sales	(4,613)	—	(14,525)	(29,826)	(48,964)
Settlements	—	(7,140)	(85,778)	(53,286)	(146,204)
Transfers into Level 3	—	—	108	—	108
Transfers out of Level 3	—	742	(1,257)	(4,632)	(5,147)

At March 31, 2013	¥61,263	¥(14,257)	¥166,860	¥713,840	¥927,706

The following table shows total gains or losses included in profit or loss for the Level 3 assets and liabilities held at March 31, 2013 and 2012.

	Trading assets	Derivative financial instruments	Financial assets at fair value through profit or loss	Available-for- sale financial assets	Total
	(In millions)
Total gains (losses) included in profit or loss for assets and liabilities held at March 31, 2013	¥4,674	¥10,891	¥1,198	¥(4,630)	¥12,133
Total gains (losses) included in profit or loss for assets and liabilities held at March 31, 2012	¥(3,679)	¥(1,660)	¥(2,871)	¥(3,144)	¥(11,354)

Gains or losses included in profit or loss are presented in net trading income, net income from financial assets at fair value through profit or loss, net investment income, and impairment charges on financial assets.

	Net trading income	Net income from financial assets at fair value through profit or loss	Net investment income	Impairment charges on financial assets	Total
	(In millions)
For the fiscal year ended March 31, 2013:
Total gains (losses) included in profit or loss	¥15,948	¥1,551	¥7,798	¥(8,590)	¥16,707

Total gains (losses) included in profit or loss for assets and liabilities held at March 31, 2013	15,565	1,198	3,570	(8,200)	12,133

For the fiscal year ended March 31, 2012:
Total gains (losses) included in profit or loss	¥7,680	¥(3,034)	¥8,381	¥(19,042)	¥(6,015)

Total gains (losses) included in profit or loss for assets and liabilities held at March 31, 2012	(5,339)	(2,871)	15,825	(18,969)	(11,354)

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

Derivative financial instruments

Listed derivatives (including interest rates, bonds, currencies, stocks and commodities) are measured at fair value using the settlement price announced by the major exchange on which transactions are traded because the settlement price in the exchange reflects the most current transaction price, and is readily and regularly available from the exchange. Listed derivatives are classified as Level 1.

OTC derivatives (non-exchange-traded derivatives) are measured at fair value using valuation techniques such as the present value of estimated future cash flows and option pricing models, generally based on observable interest rates, foreign exchange, commodities, stock prices and other factors as inputs. The valuation models for some complex transactions, such as yield curve spread options, use inputs which are not directly observable in the market, such as historical correlation coefficients. However, as the impact of these unobservable inputs is insignificant to the fair value, the SMFG Group classifies most of those transactions as Level 2.

The credit loss protection scheme which the SMFG Group offers to Goldman Sachs (“GS”) is considered to be a credit derivative, where the underlying reference entities are the American and European corporate entities covered in the commitment line portfolio of the GS group. The fair value of this derivative is determined using an ordinary collateralized debt obligation (“CDO”) pricing model, commonly used in the financial markets. The SMFG Group takes some portions of the positions in subordinated and mezzanine tranches, which covers the first and second credit losses from the portfolio. The major inputs for this derivative are credit default swap (“CDS”) spread rates, correlation ratios of CDS indices for similar portfolios, and the expected additional commitment withdrawal ratio. Although CDS spread rates and correlation ratios are observable in an active market or available from brokers, this whole scheme is classified as Level 3 as the expected additional withdrawal ratio, which is considered to be a significant input, is not usually observable in the market and is estimated based on historical data.

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

Some equity and debt instruments in this category are hybrid instruments which have both equity and debt features. These include preferred stocks and bonds with equity risk, such as convertible bonds, which are measured at fair value using various valuation models, such as the Monte Carlo Simulation and the binomial lattice model, if they are indexed to the market prices in a stock exchange. These valuation models use the historical volatility of the listed stocks as an input, which are not observable in the market, resulting in these instruments being classified as Level 3. Other types of preferred stocks and other non-hybrid equity instruments are evaluated using fair value techniques for unlisted stocks, which are normally used for private equity investments. The SMFG Group calculates the fair values of these financial instruments based on the income approach or market approach using market multiples that are not usually observable in the market, and they are classified as Level 3.

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

The Financial Stabilization Funds were measured at fair value using the DCF method based on actual prices for government bonds of similar maturities, which were observable in an active market. These funds were classified as Level 2. See Note 9 “Investment Securities” for further information on the Financial Stabilization Funds.

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

Publicly offered investment trusts and funds are measured at fair value using a unit price or the market price on which such instruments are listed, and they are classified as Level 1. Instruments whose prices are not available in the market, such as privately offered investment trusts, are measured at fair value based on the unit price, which is usually regarded as an exit price, obtained from the fund administrator or investment management firm. In such a case, these investment trusts and funds are classified as Level 2. Other investment funds, such as private equity and real estate investment funds, are generally measured at fair value based on net asset value, which may include significant unobservable inputs. In such cases, the funds are classified as Level 3.

Sensitivity Analysis

The fair value of certain financial instruments are measured using valuation techniques based on inputs such as prices and rates that are not observable in the market. The following tables present the impact of the valuation sensitivity, if these inputs fluctuate to the extent deemed reasonable and the volatility of such inputs has a significant impact on the fair value.

	At March 31, 2013
	Total fair value measured using valuation techniques	Effect recorded in profit or loss		Effect recorded directly in equity
		Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
	(In millions)
Trading assets	¥61,263	¥872	¥(872)	¥—	¥—
Derivative financial instruments—assets	389	239	(64)	—	—
Derivative financial instruments—liabilities	(14,646)	8,713	(7,181)	—	—
Financial assets at fair value through profit or loss	166,860	2,634	(2,746)	—	—
Available-for-sale financial assets	713,840	—	—	22,465	(21,642)

	At March 31, 2012
	Total fair value measured using valuation techniques	Effect recorded in profit or loss		Effect recorded directly in equity
		Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
	(In millions)
Trading assets	¥53,510	¥1,119	¥(1,119)	¥—	¥—
Derivative financial instruments—assets	221	453	(146)	—	—
Derivative financial instruments—liabilities	(17,470)	8,149	(6,436)	—	—
Financial assets at fair value through profit or loss	260,971	4,065	(2,639)	—	—
Available-for-sale financial assets	685,724	—	—	16,749	(16,043)

Trading assets

The investment funds based on net asset value, market approach or income approach are managed by value at risk (“VaR”) based on historical gain or loss data. Hence, the impact of the valuation sensitivity is estimated using a one-day VaR of the portfolio.

Derivative financial instruments

With respect to the credit loss protection scheme offered to GS, the expected additional withdrawal ratio is considered to be a significant unobservable input for its fair value measurement because the anticipated losses will vary significantly depending on the expected additional withdrawal ratio of unfunded commitment lines in the reference portfolio (mainly revolving credit facilities for commercial paper backup). The expected additional withdrawal ratio is estimated based on historical data of actual funded amounts at default for similar portfolios. The tables above present the estimates of the impact of changing the expected additional withdrawal ratio from an optimistic (favorable) scenario to a pessimistic (unfavorable) scenario.

Financial assets at fair value through profit or loss / Available-for-sale financial assets

With respect to preferred stocks convertible into listed stocks and bonds with equity risk, valuation techniques such as Monte Carlo Simulation or the binomial lattice model are used to measure the fair value of the conversion options. Historical volatilities of the related listed stocks are used as input for the valuation because current implied volatility is generally not observable in the market. The impact resulting from using a reasonable range for the volatility is statistically estimated where it would be significant. With respect to unlisted stocks which are measured at fair value based on a market approach, the impact of changing the market multiples within a reasonable range (±10%) is estimated in the tables above.

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

The SMFG Group then allocates risk capital to each unit to keep the total exposure to various risks within the scope of the SMFG Group’s resources, i.e., capital. The allocation to each unit is determined by the Management Committee and authorized by the Board of Directors. In this framework, risk capital includes credit concentration risk and interest rate risk in the banking book, which are taken into account under the second pillar of Basel III. In addition, the SMFG Group conducts risk capital management activities on a consolidated basis, including each SMFG Group company.

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

The credit departments within each business unit conduct credit risk management for loans handled by their units and manage their units’ portfolios. The credit limits they use are based on the baseline amounts that the Credit & Investment Planning Department establishes for each grading category, with particular attention paid to evaluating and managing customers or loans perceived to have particularly high credit risk. The Corporate Research Department engages in research on industries and analyzes the business and financial conditions of borrower enterprises to detect early signs of problems or growth potential.

The Credit Administration Department within the Corporate Services Unit is responsible for handling NPLs of borrowers classified as potentially bankrupt or lower, and formulates plans for workouts, including write-offs, and corporate rehabilitation. The department closely liaises with SMBC Servicer Co., Ltd., an SMFG Group company, which engages in related services to efficiently reduce the amount of NPLs, including through the sale of loans.

The Internal Audit Unit, operating independently of the business units, audits asset quality, accuracy of grading and state of credit risk management, and reports the results directly to the board of directors and the Management Committee.

SMBC has established the Credit Risk Committee to undertake control of credit risk and to ensure the overall soundness of the loan operations.

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

Specifically, the PD by grade, loss given default (“LGD”), credit quality correlation among obligors, and other parameter values are estimated using the historical data of obligors and facilities stored in a database to calculate the credit risk. Then, based on these parameters, SMBC runs a simulation of simultaneous default using the Monte Carlo Simulation to calculate SMBC’s maximum loss exposure to the estimated amount of the maximum losses/expected shortfall that may be incurred. Based on these quantitative results, SMBC allocates risk capital.

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

Maximum exposure to credit risk before collateral held or other credit enhancements

The following table shows the maximum exposure to credit risk before taking into account any collateral held or other credit enhancements at March 31, 2013 and 2012.

	At March 31,
	2013	2012
	(In millions)
Credit risk exposures relating to assets on the consolidated statement of financial position:
Deposits with banks	¥10,789,478	¥7,061,283
Call loans and bills bought	1,393,440	1,297,082
Reverse repurchase agreements and cash collateral on securities borrowed	3,930,557	4,937,025
Trading assets	3,331,405	4,132,979
Derivative financial instruments	6,855,486	5,901,526
Financial assets at fair value through profit or loss	1,911,478	2,019,559
Investment securities:
Held-to-maturity investments	5,840,257	5,277,268
Available-for-sale financial assets	25,949,199	28,857,930
Loans and advances	75,987,057	72,536,813
Other financial assets	2,240,756	1,899,432
Credit risk exposures relating to off-balance sheet items(1):
Loan commitments	46,490,109	44,064,283
Financial guarantees and other credit-related contingent liabilities	5,891,617	5,320,993

Total	¥190,610,839	¥183,306,173

(1)	The off-balance sheet items represent the nominal amounts of undrawn loan commitments, financial guarantees and other credit-related contingent liabilities.

Based on the table above, excluding loan commitments (refer to Note 42 “Contingency and Capital Commitments”), the majority of the total exposure to credit risk is derived from “Loans and advances” and “Available-for-sale financial assets.”

Collateral and other credit enhancements

The SMFG Group considers the acquisition of collateral and guarantees as a secondary repayment source to further enhance loan recovery and minimize credit risk. Based on the assessment of a borrower’s real financial condition and potential future cash flows, the SMFG Group shall analyze the borrower’s repayment ability and require sufficient collateral in the form of an asset or third-party obligation. This serves to mitigate the inherent credit risk in the exposure, by either improving recoveries in the event of a default or transferring the borrower’s obligation to guarantors. Collateral received is mainly segregated into (1) financial collateral such as cash, deposits and securities, (2) real estate collateral such as land and buildings, and (3) guarantees received from sovereigns, municipal corporations, credit guarantee corporations and other public entities, financial institutions, and other companies.

The SMFG Group’s credit risk management is mainly based on an analysis of the repayment ability from the cash flows of the borrower’s business performance, and the collateral and other credit enhancements are considered as secondary repayment sources in the SMFG Group’s business practice. At the time of the primary lending decision, the SMFG Group evaluates the collateral on an individual borrower basis to consider its financial effect for mitigating credit risk. The frequency of subsequent collateral reviews is dependent on the borrower’s creditworthiness. In case there is a significant change in the borrower’s repayment ability due to a deterioration in its creditworthiness and/or its cash flows, the SMFG Group may utilize the collateral and other credit enhancements as a source of repayment. In such circumstances the re-evaluation of the collateral and other credit enhancements will be performed regularly.

The following table shows the financial effect of collateral and other credit enhancements on loans and advances for borrowers requiring caution and impaired loans and advances at March 31, 2013 and 2012. The maximum collateral amounts included in the disclosure are limited to the carrying value of loans and advances where the credit exposure is over-collateralized.

	At March 31,
	2013	2012
	(In millions)
Loans and advances for borrowers requiring caution and impaired loans and advances	¥5,269,150	¥6,236,852
Financial effect of collateral and other credit enhancements	2,512,261	2,940,240

Concentration of risks of loans and advances with credit risk exposure

An analysis of concentrations of credit risk from loans and advances by geographical sector and industry sector at March 31, 2013 and 2012 is shown below. The concentration by geographical sector is measured based on the domicile of the borrower.

(a)	Geographical sector

	At March 31,
	2013	2012
	(In millions)
Domestic	¥60,270,451	¥60,656,705
Foreign:
Americas	6,167,696	4,916,882
Europe	3,459,482	2,752,961
Asia	5,670,497	4,341,841
Others	1,828,595	1,394,319

Total foreign	17,126,270	13,406,003

Gross loans and advances	77,396,721	74,062,708
Adjust: Unearned income, unamortized premiums-net and deferred loan fees—net	(147,186)	(144,731)
Less: Allowance for loan losses	(1,262,478)	(1,381,164)

Net loans and advances	¥75,987,057	¥72,536,813

(b)	Industry sector

	At March 31,
	2013	2012
	(In millions)
Domestic:
Manufacturing	¥8,071,044	¥8,462,004
Agriculture, forestry, fisheries and mining	164,420	152,128
Construction	1,167,115	1,284,882
Transportation, communications and public enterprises	4,708,870	4,414,102
Wholesale and retail	5,388,032	5,480,393
Finance and insurance	2,715,862	2,170,776
Real estate and goods rental and leasing	8,145,769	7,982,741
Services	4,404,359	4,076,818
Municipalities	1,270,981	1,234,355
Lease financing	2,058,284	2,056,972
Consumer(1)	18,834,079	19,185,574
Others	3,341,636	4,155,960

Total domestic	60,270,451	60,656,705

Foreign:
Public sector	121,611	130,426
Financial institutions	2,500,624	2,012,751
Commerce and industry	13,502,283	10,364,685
Lease financing	208,099	191,966
Others	793,653	706,175

Total foreign	17,126,270	13,406,003

Gross loans and advances	77,396,721	74,062,708
Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net	(147,186)	(144,731)
Less: Allowance for loan losses	(1,262,478)	(1,381,164)

Net loans and advances	¥75,987,057	¥72,536,813

(1)	The balance in Consumer mainly consists of housing loans. The housing loan balances amounted to ¥14,520,154 million and ¥14,574,702 million at March 31, 2013 and 2012, respectively.

The following tables show a disaggregation of the structured finance loans and advances balances, where the repayment source is limited to the cash flows generated by a particular business or asset, and the balances of secured or unsecured consumer loans at March 31, 2013 and 2012. These loans and advances are included in the preceding tables.

Structured finance:

	At March 31,
	2013	2012
	(In millions)
Real estate finance	¥1,802,429	¥1,951,764
Project finance	1,772,428	1,413,819
Other structured finance	257,733	287,325

Total structured finance	¥3,832,590	¥3,652,908

Consumer:

	At March 31,
	2013	2012
	(In millions)
Secured loans(1)	¥15,609,089	¥15,614,747
Unsecured loans	3,224,990	3,570,827

Total consumer	¥18,834,079	¥19,185,574

(1)	The secured loans and advances mainly represent housing loans. The housing loan balances amounted to ¥14,520,154 million and ¥14,574,702 million at March 31, 2013 and 2012, respectively.

Loans and advances by credit quality category

Loans and advances are summarized as follows:

	At March 31,
	2013	2012
	(In millions)
Neither past due nor impaired	¥74,800,479	¥71,300,909
Past due but not impaired	113,101	144,697
Impaired(1)	2,483,141	2,617,102

Gross loans and advances	77,396,721	74,062,708
Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net	(147,186)	(144,731)
Less: Allowance for loan losses	(1,262,478)	(1,381,164)

Net loans and advances	¥75,987,057	¥72,536,813

(1)	Loans and advances to borrowers who are classified in the borrower categories of substandard borrowers, potentially bankrupt borrowers, effectively bankrupt borrowers, and bankrupt borrowers described in the obligor grading system represent impaired loans and advances.

(a)	Loans and advances neither past due nor impaired

The following tables show the credit quality of the portfolio of loans and advances that were neither past due nor impaired, by geography and by industry based on the corporate obligor grading system of SMBC at March 31, 2013 and 2012. Since the internal rating system of SMBC’s consumer portfolio differs from the corporate obligor grading system, the balances of loans and advances to consumers are included in the grade category of “Other.” Additionally, as the SMFG Group’s subsidiaries are adopting various internal rating systems which differ from SMBC, the grade category of “Other” also includes some balances of loans and advances held by those subsidiaries.

	At March 31, 2013
	Normal				Requiring Caution
	J 1-3	J 4-6	Japanese government and local municipal corporations	Other	J 7	Other	Total
	(In millions)
Domestic:
Manufacturing	¥3,513,817	¥2,378,175	¥—	¥1,481,691	¥331,493	¥113,952	¥7,819,128
Agriculture, forestry, fisheries and mining	79,258	35,097	623	6,038	37,004	1,043	159,063
Construction	181,743	286,542	—	468,108	66,246	51,396	1,054,035
Transportation, communications and public enterprises	2,065,733	1,842,845	102,005	450,099	66,267	62,959	4,589,908
Wholesale and retail	1,686,538	2,160,610	—	967,437	195,308	101,773	5,111,666
Finance and insurance	1,431,773	524,576	211,005	509,088	5,774	17,423	2,699,639
Real estate and goods rental and leasing	2,809,565	3,035,049	118,350	1,169,877	235,705	150,160	7,518,706
Services	802,738	1,903,226	347,340	810,214	177,981	111,309	4,152,808
Municipalities	—	—	1,147,374	107,214	—	16,393	1,270,981
Lease financing	—	—	—	2,009,998	—	30,330	2,040,328
Consumer(1)	—	320	—	17,974,548	4,754	280,527	18,260,149
Others	11,711	2,247,620	181,765	441,971	346,640	8,390	3,238,097

Total domestic	12,582,876	14,414,060	2,108,462	26,396,283	1,467,172	945,655	57,914,508

	G 1-3	G 4-6	—	Other	G 7	Other	Total
Foreign:
Public sector	89,744	2,496	—	28,481	—	842	121,563
Financial institutions	1,798,201	93,859	—	580,705	2,538	16,757	2,492,060
Commerce and industry	9,079,697	1,721,305	—	2,160,017	230,624	91,330	13,282,973
Lease financing	—	—	—	189,411	—	11,054	200,465
Others	522,939	60,021	—	195,911	258	9,781	788,910

Total foreign	11,490,581	1,877,681	—	3,154,525	233,420	129,764	16,885,971

Total	¥24,073,457	¥16,291,741	¥2,108,462	¥29,550,808	¥1,700,592	¥1,075,419	¥74,800,479

(1)	The balance in the grade category of “Other” in Consumer includes housing loans, which amounted to ¥14,130,517 million and ¥102,300 million for the borrower category of Normal and Requiring Caution, respectively.

	At March 31, 2012
	Normal				Requiring Caution
	J 1-3	J 4-6	Japanese government and local municipal corporations	Other	J 7	Other	Total
	(In millions)
Domestic:
Manufacturing	¥3,633,947	¥2,528,721	¥—	¥1,560,885	¥373,887	¥139,926	¥8,237,366
Agriculture, forestry, fisheries and mining	53,379	49,215	1,264	4,739	36,536	1,066	146,199
Construction	255,292	304,934	—	456,733	67,980	61,044	1,145,983
Transportation, communications and public enterprises	1,717,770	1,822,101	139,964	468,346	64,043	74,573	4,286,797
Wholesale and retail	1,489,228	2,272,331	—	1,070,530	241,107	118,503	5,191,699
Finance and insurance	687,049	246,590	41,246	927,613	237,173	17,712	2,157,383
Real estate and goods rental and leasing	2,500,185	3,044,877	44,103	1,274,938	306,003	186,968	7,357,074
Services	666,718	1,842,202	127,449	780,149	242,666	133,797	3,792,981
Municipalities	—	—	1,129,149	87,956	333	14,525	1,231,963
Lease financing	—	—	—	2,000,114	—	34,920	2,035,034
Consumer(1)	—	524	—	18,079,072	6,183	401,578	18,487,357
Others	11,390	2,409,118	696,950	491,122	433,440	9,123	4,051,143

Total domestic	11,014,958	14,520,613	2,180,125	27,202,197	2,009,351	1,193,735	58,120,979

	G 1-3	G 4-6	—	Other	G 7	Other	Total
Foreign:
Public sector	97,932	—	—	31,332	—	1,114	130,378
Financial institutions	1,174,915	26,339	—	750,712	2,080	22,277	1,976,323
Commerce and industry	6,679,852	1,450,041	—	1,707,819	251,377	94,802	10,183,891
Lease financing	—	—	—	174,347	—	13,348	187,695
Others	484,756	63,988	—	143,118	1,043	8,738	701,643

Total foreign	8,437,455	1,540,368	—	2,807,328	254,500	140,279	13,179,930

Total	¥19,452,413	¥16,060,981	¥2,180,125	¥30,009,525	¥2,263,851	¥1,334,014	¥71,300,909

(1)	The balance in the grade category of “Other” in Consumer includes housing loans, which amounted to ¥14,151,064 million and ¥119,513 million for the borrower category of Normal and Requiring Caution, respectively.

(b)	Loans and advances past due but not impaired

The SMFG Group assesses the credit quality of loans and advances taking into account past due information on a borrower basis, and does not comprehensively collate the data related to the age analysis of loans and advances that were past due but not impaired on an individual basis. The aggregate balances of loans and advances of borrowers with one or more facilities, where any of the facilities are past due for less than three months but not impaired as at March 31, 2013 and 2012 were ¥147,259 million and ¥194,248 million, respectively. Those aggregate balances therefore include individual loans and advances which are not past due. Thus, in the tables below, the SMFG Group provides the amount of loans and advances where the final payment at contractual maturity is past due, by geography and by industry, at March 31, 2013 and 2012. For reference, since all the loans and advances that are past due over three months are treated as impaired, those loans and advances are not included in the tables below.

	At March 31, 2013
	Past due up to 1 month	Past due 1 – 2 months	Past due 2 – 3 months	Total
	(In millions)
Domestic:
Manufacturing	¥2,413	¥236	¥135	¥2,784
Agriculture, forestry, fisheries and mining	19	—	21	40
Construction	698	282	305	1,285
Transportation, communications and public enterprises	377	64	18	459
Wholesale and retail	3,107	3,058	1,163	7,328
Finance and insurance	360	4	28	392
Real estate and goods rental and leasing	923	274	183	1,380
Services	1,435	191	272	1,898
Lease financing	276	121	356	753
Consumer	43,471	22,296	14,599	80,366
Others	35	324	104	463

Total domestic	53,114	26,850	17,184	97,148

Foreign:
Public sector	—	—	34	34
Financial institutions	1,929	273	171	2,373
Commerce and industry	7,693	1,344	2,037	11,074
Others	1,803	463	206	2,472

Total foreign	11,425	2,080	2,448	15,953

Total	¥64,539	¥28,930	¥19,632	¥113,101

	At March 31, 2012
	Past due up to 1 month	Past due 1 – 2 months	Past due 2 – 3 months	Total
	(In millions)
Domestic:
Manufacturing	¥1,656	¥987	¥113	¥2,756
Agriculture, forestry, fisheries and mining	—	11	—	11
Construction	850	286	307	1,443
Transportation, communications and public enterprises	639	258	23	920
Wholesale and retail	5,338	596	687	6,621
Finance and insurance	36	—	—	36
Real estate and goods rental and leasing	644	185	838	1,667
Services	1,767	264	331	2,362
Municipalities	2,392	—	—	2,392
Lease financing	59	10,200	—	10,259
Consumer	74,462	16,886	15,022	106,370
Others	89	1,120	5	1,214

Total domestic	87,932	30,793	17,326	136,051

Foreign:
Public sector	—	—	34	34
Financial institutions	396	17	—	413
Commerce and industry	3,853	1,334	1,498	6,685
Others	1,099	296	119	1,514

Total foreign	5,348	1,647	1,651	8,646

Total	¥93,280	¥32,440	¥18,977	¥144,697

(c)	Impaired loans and advances

The following table shows the impaired loans and advances, by geography and by industry, at March 31, 2013 and 2012.

	At March 31,
	2013	2012
	(In millions)
Domestic:
Manufacturing	¥249,132	¥221,882
Agriculture, forestry, fisheries and mining	5,317	5,918
Construction	111,795	137,456
Transportation, communications and public enterprises	118,503	126,385
Wholesale and retail	269,038	282,073
Finance and insurance	15,831	13,357
Real estate and goods rental and leasing	625,683	624,000
Services	249,653	281,475
Lease financing	17,203	11,679
Consumer	493,564	591,847
Others	103,076	103,603

Total domestic	2,258,795	2,399,675

Foreign:
Public sector	14	14
Financial institutions	6,191	36,015
Commerce and industry	208,236	174,109
Lease financing	7,634	4,271
Others	2,271	3,018

Total foreign	224,346	217,427

Total impaired loans and advances before allowance for loan losses	2,483,141	2,617,102

Less: Allowance for loan losses	(1,144,130)	(1,234,299)

Net impaired loans and advances	¥1,339,011	¥1,382,803

Renegotiated loans and advances

The following table shows loans and advances at March 31, 2013 and 2012 that would otherwise be past due or impaired, but whose terms have been renegotiated without providing any financial concessions. These loans and advances are mainly classified as requiring caution in the table of “(a) Loans and advances neither past due nor impaired” in the section “Loans and advances by credit quality category.”

The SMFG Group continually assesses the creditworthiness of a borrower for whom terms of the loans and advances have been renegotiated, taking into account the actual state of the borrower’s financial position and qualitative factors. Further details are described in “(a) Credit risk evaluation” in the section “Credit risk management methods.” Loans and advances whose terms have been renegotiated and financial concessions have been provided are reported as impaired and included in the table of “(c) Impaired loans and advances” in the section “Loans and advances by credit quality category.”

	At March 31,
	2013	2012
	(In millions)
Renegotiated loans and advances	¥980,366	¥1,185,123

Trading assets and investment securities

The following table shows an analysis of trading assets, financial assets at fair value through profit or loss, held-to-maturity investments and available-for-sale financial assets based on the external rating system at March 31, 2013 and 2012, excluding equity instruments. Collateral is generally not obtained directly from the issuers.

	At March 31, 2013
	Trading assets	Financial assets at fair value through profit or loss	Held-to-maturity investments	Available-for-sale financial assets	Total
	(In millions)
AAA	¥231,895	¥—	¥—	¥4,762,224	¥4,994,119
AA- to AA+	2,760,054	1,873,429	5,827,536	20,612,907	31,073,926
A- to A+	305,373	—	12,721	424,049	742,143
Lower than A-	28,063	—	—	105,815	133,878
Unrated	6,020	38,049	—	44,204	88,273

Total	¥3,331,405	¥1,911,478	¥5,840,257	¥25,949,199	¥37,032,339

Impaired available-for-sale financial assets with a carrying amount of ¥283 million at March 31, 2013 are included in the table above.

	At March 31, 2012
	Trading assets	Financial assets at fair value through profit or loss	Held-to-maturity investments	Available-for-sale financial assets	Total
	(In millions)
AAA	¥100,032	¥—	¥—	¥4,926,867	¥5,026,899
AA- to AA+	3,686,800	1,886,820	5,260,240	23,342,718	34,176,578
A- to A+	317,132	84,727	17,028	316,938	735,825
Lower than A-	23,112	—	—	126,445	149,557
Unrated	5,903	48,012	—	144,962	198,877

Total	¥4,132,979	¥2,019,559	¥5,277,268	¥28,857,930	¥40,287,736

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

Liquidity risk is the risk that there may be difficulties in raising funds needed for settlements as a result of the mismatching of uses of funds and sources of funds or unexpected outflows of funds, which may make it necessary to raise funds at higher rates than normal. The purpose of liquidity risk management is to ensure that the SMFG Group is in a position to address its liquidity obligations through monitoring the liquidity gap between assets and liabilities, and maintaining highly liquid supplementary funding resources.

On the basis of the Group-wide basic policies for risk management, the SMFG Group has a quantitative management process to control market and liquidity risks on a Group-wide basis by setting allowable risk limits by company. The SMFG Group annually reviews and identifies which companies primarily carry the market and liquidity risks within the Group. The SMFG Group sets permissible levels and upper limits of risk for each identified company in consideration of those companies’ business plans. The SMFG Group ensures that each identified company establishes a risk management system that is appropriate to the risks it faces, and has built-in transparent risk management processes, clearly separating front office, middle office and back office operations, and establishing a control system of mutual checks and balances.

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

The principal SMFG Group companies’ internal VaR model makes use of historical data to prepare scenarios for market fluctuations and, by conducting simulations of gains and losses, the model estimates the maximum losses that may occur. The VaR calculation method the SMFG Group employs for both trading and non-trading activities is based mainly on the following:

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

VaR for Trading Activity

The aggregate VaR for the SMFG Group’s total trading activities at March 31, 2013 was ¥15.0 billion. VaR increased at March 31, 2013 compared with March 31, 2012 in the category of equities risk primarily reflecting an increased position in equities.

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the fiscal year ended March 31, 2013:
SMBC Consolidated
Maximum	¥9.7	¥3.6	¥16.7	¥0.3	¥24.9
Minimum	3.9	0.5	1.5	0.1	6.3
Daily average	5.3	2.0	6.2	0.2	12.7
At March 31, 2013	5.6	1.6	8.0	0.2	14.3

SMFG Consolidated
Maximum	¥10.3	¥3.6	¥17.0	¥0.3	¥25.9
Minimum	4.3	0.5	1.7	0.1	7.1
Daily average	5.9	2.0	6.5	0.2	13.5
At March 31, 2013	6.3	1.6	8.0	0.2	15.0

(1)	Total for “Maximum,” “Minimum,” and “Daily average” represent the maximum, minimum and daily average of the total of the trading book. For certain subsidiaries, the SMFG Group employs the standardized method and/or the historical simulation method for the VaR calculation method.

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the fiscal year ended March 31, 2012:
SMBC Consolidated
Maximum	¥7.6	¥2.6	¥4.4	¥0.3	¥11.8
Minimum	3.4	0.4	0.6	0.2	5.4
Daily average	5.3	1.2	2.2	0.2	8.2
At March 31, 2012	4.9	0.6	4.0	0.2	9.3

SMFG Consolidated
Maximum	¥8.1	¥2.6	¥4.8	¥0.3	¥12.6
Minimum	3.8	0.5	0.8	0.2	5.9
Daily average	5.8	1.2	2.5	0.2	8.9
At March 31, 2012	5.4	0.6	4.1	0.2	10.0

(1)	Total for “Maximum,” “Minimum,” and “Daily average” represent the maximum, minimum and daily average of the total of the trading book. For certain subsidiaries, the SMFG Group employs the standardized method and/or the historical simulation method for the VaR calculation method.

VaR for Non-Trading Activity

•	Banking

The aggregate VaR for the SMFG Group’s total banking activities at March 31, 2013 was ¥31.1 billion, which was not significantly changed from March 31, 2012, as VaR increased in the category of equities and commodities risk while it decreased in the category of interest rate risk reflecting fluctuations in positions of each risk category.

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the fiscal year ended March 31, 2013:
SMBC Consolidated
Maximum	¥31.8	¥0.0	¥22.1	¥0.0	¥34.4
Minimum	15.2	0.0	5.6	0.0	23.1
Daily average	25.1	0.0	11.1	0.0	28.8
At March 31, 2013	15.6	0.0	22.0	0.0	30.4

SMFG Consolidated
Maximum	¥32.6	¥0.0	¥22.1	¥0.0	¥35.2
Minimum	15.8	0.0	5.6	0.0	23.6
Daily average	25.8	0.0	11.1	0.0	29.5
At March 31, 2013	16.2	0.0	22.0	0.0	31.1

(1)	Total for “Maximum,” “Minimum,” and “Daily average” represent the maximum, minimum and daily average of the total of the banking book.

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the fiscal year ended March 31, 2012:
SMBC Consolidated
Maximum	¥49.3	¥0.0	¥14.0	¥0.0	¥52.2
Minimum	27.9	0.0	7.8	0.0	31.0
Daily average	34.7	0.0	10.1	0.0	38.0
At March 31, 2012	28.7	0.0	10.2	0.0	31.3

SMFG Consolidated
Maximum	¥50.6	¥0.0	¥14.0	¥0.0	¥53.6
Minimum	28.6	0.0	7.8	0.0	31.8
Daily average	35.7	0.0	10.1	0.0	38.9
At March 31, 2012	29.4	0.0	10.2	0.0	32.1

(1)	Total for “Maximum,” “Minimum,” and “Daily average” represent the maximum, minimum and daily average of the total of the banking book.

•	Strategic Equity Investment

The aggregate VaR for the SMFG Group’s strategic equity investment at March 31, 2013 was ¥977.4 billion, an increase from ¥897.9 billion at March 31, 2012 due primarily to an increase in the fair value of the strategic equity investment portfolio.

Equities risk
(In billions)
For the fiscal year ended March 31, 2013:
SMBC Consolidated
Maximum	¥979.3
Minimum	681.2
Daily average	778.7
At March 31, 2013	943.7

SMFG Consolidated
Maximum	¥1,013.0
Minimum	701.8
Daily average	802.8
At March 31, 2013	977.4

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

To supplement the above limitations of VaR methodologies, the SMFG Group adopts various indices to measure and monitor the sensitivity of interest rates, including delta, gamma and vega risks. The SMFG Group considers BPV as one of the most significant indices to manage interest rate risk. BPV is the amount of change in the value to the banking and trading book as a result of a one-basis-point (0.01%) movement in interest rates. The principal SMFG Group companies use BPV to monitor interest rate risk, not only on a net basis, but also by term to prevent the concentration of interest rate risk in a specific period. The table “Outlier ratio” presented below is one of the sensitivity analyses for interest rate risk concerning the banking book using the BPV approach. In addition, as previously addressed, the SMFG Group enhances the risk management methods of VaR and BPV by using them in combination with back-testing and stress tests.

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

Outlier ratio

In the event the economic value of a bank declines by more than 20% of total capital as a result of interest rate shocks, that bank would fall into the category of “outlier bank,” as stipulated under the Second Pillar of the Basel framework. This ratio, known as the outlier ratio, was 1.0% for SMBC on a consolidated basis at March 31, 2013, substantially below the 20% criterion. The decline in economic value of SMBC on a consolidated basis is shown in the following table.

Decline in economic value based on outlier framework:

	At March 31,
	2013	2012
	(In billions, except for percentages)
SMBC Consolidated
Total	¥96.2	¥240.2
Impact of yen interest rates	60.5	144.3
Impact of U.S. dollar interest rates	6.8	87.3
Impact of euro interest rates	16.5	1.3
Percentage of total capital	1.0%	2.6%

Notes:
1.	Decline in economic value is the decline of the present value of a banking portfolio after interest rate shocks (1st and 99th percentile of observed interest rate changes using a one-year holding period and an observation period of five years).
2.	Percentage of total capital at March 31, 2013 was calculated based on the Basel III rules, whereas the calculation at March 31, 2012 was based on the Basel II rules.

(ii)	Foreign exchange risk

The principal SMFG Group companies set risk limits for each currency to manage the concentration of the foreign currency position. The foreign exchange risk is immaterial as shown above in VaR by risk category.

(iii)	Strategic equity investment risk

The SMFG Group establishes limits on allowable risk for strategic equity investments and monitors the observance of those limits to keep stock price fluctuation risk within acceptable parameters. The SMFG Group has been reducing its strategic equity investments and the balance is within a permitted level which is less than 100% of the SMFG Group’s Tier 1 Capital.

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

To minimize the impact of a crisis on its funding, SMBC manages highly liquid supplementary funding sources, whereby it maintains high-quality liquid assets and has emergency borrowing facilities. High-quality liquid assets include Japanese government bonds, and U.S. Treasury and other U.S. government agency bonds, which are included in “Investment securities” in the consolidated statement of financial position. For more information, see Note 9 “Investment Securities.”

For emergency situations, there are contingency plans in place for addressing the funding liquidity risk that include an action plan with measures for reducing the funding gap limits.

Maturity analysis of financial liabilities at March 31, 2013 and 2012

The following tables show a maturity analysis of the contractual undiscounted cash flows for financial liabilities at March 31, 2013 and 2012. The amount of interest on debt instruments is not included in the maturity tables below due to its insignificance.

	At March 31, 2013
	On demand	Not later than three months	Later than three months and not later than one year	Later than one year and not later than three years	Later than three years and not later than five years	Later than five years	Total
	(In millions)
Non-derivative financial instruments:
Deposits	¥54,779,437	¥25,009,212	¥15,649,020	¥4,425,957	¥570,236	¥574,444	¥101,008,306
Call money and bills sold	1,791	2,931,125	21,136	—	—	—	2,954,052
Repurchase agreements and cash collateral on securities lent	1,497	6,509,130	—	—	—	—	6,510,627
Trading liabilities	1,910,905	—	—	—	—	—	1,910,905
Borrowings	69,503	2,213,618	758,290	1,115,576	425,043	1,794,289	6,376,319
Debt securities in issue	—	2,947,337	892,277	1,347,218	967,770	1,924,538	8,079,140
Lease payable	—	5,669	15,448	31,988	20,238	30,720	104,063
Other financial liabilities	1,388,588	2,859,704	23,907	17,538	16,927	52,171	4,358,835
Off balance sheet items:
Loan commitments	46,490,109	—	—	—	—	—	46,490,109
Financial guarantee contracts	5,891,617	—	—	—	—	—	5,891,617

Total non-derivative financial instruments	¥110,533,447	¥42,475,795	¥17,360,078	¥6,938,277	¥2,000,214	¥4,376,162	¥183,683,973

Derivative financial instruments	¥6,936,991	¥—	¥—	¥—	¥—	¥—	¥6,936,991

	At March 31, 2012
	On demand	Not later than three months	Later than three months and not later than one year	Later than one year and not later than three years	Later than three years and not later than five years	Later than five years	Total
	(In millions)
Non-derivative financial instruments:
Deposits	¥51,847,506	¥21,088,198	¥15,177,683	¥3,453,331	¥659,905	¥629,844	¥92,856,467
Call money and bills sold	—	2,139,388	5,212	—	—	—	2,144,600
Repurchase agreements and cash collateral on securities lent	1,253	7,486,380	—	—	—	—	7,487,633
Trading liabilities	2,173,567	—	—	—	—	—	2,173,567
Borrowings	59,464	5,021,610	2,072,646	1,115,906	564,724	1,523,013	10,357,363
Debt securities in issue	—	2,640,819	589,258	901,001	1,094,686	2,173,461	7,399,225
Lease payable	—	5,658	13,567	22,696	9,295	5,608	56,824
Other financial liabilities	1,113,301	3,735,311	18,907	22,751	16,410	46,745	4,953,425
Off balance sheet items:
Loan commitments	44,064,283	—	—	—	—	—	44,064,283
Financial guarantee contracts	5,320,993	—	—	—	—	—	5,320,993

Total non-derivative financial instruments	¥104,580,367	¥42,117,364	¥17,877,273	¥5,515,685	¥2,345,020	¥4,378,671	¥176,814,380

Derivative financial instruments	¥5,850,813	¥—	¥—	¥—	¥—	¥—	¥5,850,813

Notes:
1.	Embedded derivatives which are separately accounted for, but presented together with the host contract in the consolidated statement of financial position are not included in the contractual tables above as they relate to the interest cash flow of the host contract, which are also not included in the tables above.
2.	Derivative financial instruments are recorded at fair value and included in the column “On demand.” These instruments are not used for hedging under IAS 39 and the fair value represents the cash flow on demand.

Balance of loans and advances, and deposits at March 31, 2013 and 2012

The following table presents the balance of loans and advances, and deposits at March 31, 2013 and 2012. The balance of deposits, which was mainly composed of individual customer deposits at March 31, 2013 and 2012, exceeded the balance of loans and advances at the same time due to the stable deposit base in Japan.

	At March 31,
	2013	2012
	(In millions)
Loans and advances	¥75,987,057	¥72,536,813
Deposits	101,021,413	92,853,566

The following table presents a breakdown of deposits by domestic and foreign offices. Domestic inter-bank money was classified as “Call money and bills sold” and not included in “Deposits” in the consolidated statement of financial position. Over half of domestic deposits was composed of individual customer deposits.

	At March 31,
	2013	2012
	(In millions)
Domestic offices:
Non-interest-bearing demand deposits	¥13,861,251	¥13,424,217
Interest-bearing demand deposits	36,289,375	34,344,937
Deposits at notice	1,013,371	855,577
Time deposits	25,191,506	25,118,371
Negotiable certificates of deposit	5,553,910	5,327,488
Others	3,817,919	3,786,138

Total domestic offices	85,727,332	82,856,728

Foreign offices:
Non-interest-bearing demand deposits	454,010	410,624
Interest-bearing demand deposits	927,203	804,527
Deposits at notice	5,092,908	3,642,208
Time deposits	2,509,551	1,745,146
Negotiable certificates of deposit	6,201,744	3,266,150
Others	108,665	128,183

Total foreign offices	15,294,081	9,996,838

Total deposits	¥101,021,413	¥92,853,566

Capital Management

The SMFG Group manages its capital by taking into consideration regulatory compliance and business development.

The SMFG Group’s capital management objectives are to maintain sufficient capital resources to meet the capital adequacy requirements and to maintain a strong capital base to support the development of its business.

External regulatory capital requirement

The SMFG Group, SMFG and its principal banking subsidiaries in Japan rigidly abide by the capital adequacy guidelines set by the FSA in managing its capital. Japan’s capital adequacy guidelines are based on the Basel Capital Accord, which was proposed by the Basel Committee on Banking Supervision (“BCBS”) for uniform application to all banks which have international operations in industrialized countries. Japan’s capital adequacy guidelines may be different from those of central banks or supervisory bodies of other countries because the FSA designed them to suit the Japanese banking environment. The SMFG Group’s banking subsidiaries outside of Japan are also subject to the local capital ratio requirements.

In December 2010, the BCBS published the new Basel III rules text. The Basel III framework sets out higher and better-quality capital, better risk coverage, the introduction of a leverage ratio as a backstop to the risk-based requirement, measures to promote the build up of capital that can be drawn down in periods of stress, and the introduction of two global liquidity standards. To reflect changes made by the BCBS, the FSA changed its capital adequacy guidelines and the changes have been generally applied from March 31, 2013, which generally reflects the main measures of the minimum capital requirements of the BCBS that started to be phased in from January 1, 2013 and will be fully applied from March 31, 2019.

These capital reforms will increase the minimum common equity requirement from 2% to 4.5% and require banks to hold a capital conservation buffer of 2.5% to withstand future periods of stress, bringing the total common equity requirement to 7%. The Tier 1 capital requirement also will be increased from 4% to 6%, resulting in 8.5% when combined with the above-mentioned capital conservation buffer. The total capital requirement remains at the existing level of 8% but also increases to 10.5% due to the capital conservation buffer. In addition, a countercyclical buffer within a range of 0% to 2.5% of common equity or other fully loss-absorbing capital will be implemented according to national circumstances. The Group of Central Bank Governors and Heads of Supervision also agreed on transitional arrangements for implementing the new requirements.

Under the transitional arrangements, these new capital requirements are phased in from January 1, 2013 through January 1, 2019. On January 1, 2013, the minimum Common Equity Tier 1 capital requirement and Tier 1 capital requirement were raised to 3.5% and 4.5%, respectively. The minimum Common Equity Tier 1 capital requirement and Tier 1 capital requirement will rise to 4% and 5.5%, respectively on January 1, 2014, and 4.5% and 6%, respectively on January 1, 2015. The capital conservation buffer and countercyclical buffer will be phased in from January 1, 2016, which has not been adopted by the FSA capital adequacy guideline in Japan yet.

In accordance with the changes of the FSA capital adequacy guidelines, the SMFG Group changed its classification of capital into three tiers, referred to as Common Equity Tier 1 capital, Additional Tier 1 capital and Tier 2 capital as follows:

Common Equity Tier 1 capital consists primarily of capital stock, capital surplus and retained earnings relating to common shares, and minority interests that meet the criteria for inclusion in Common Equity Tier 1 capital.

Additional Tier 1 capital consists primarily of preferred securities.

Tier 2 capital consists primarily of subordinated debt securities.

The capital adequacy guidelines permit Japanese banks to choose from the standardized approach (“SA”), the foundation Internal Ratings-Based (“IRB”) approach and the advanced IRB approach for credit risk, and the basic indicator approach (“BIA”), the standardized approach (“TSA”) and the Advanced Measurement Approach (“AMA”) for operational risk. To be eligible to adopt the foundation IRB approach or the advanced IRB approach for credit risk, and TSA or AMA for operational risk, a Japanese bank must establish advanced risk management systems and receive prior approval from the FSA.

Adopting these approved approaches, the SMFG Group sets a target minimum total capital ratio of 8.0% on the SMFG Group’s consolidated basis, and both SMBC consolidated and nonconsolidated basis, and has complied with all externally imposed capital requirements throughout the period.

Failure of a Japanese bank, bank holding company or other financial institution to maintain the required risk-weighted capital ratios, may result in administrative actions or sanctions imposed by the FSA.

Regulatory capital

The table below presents the SMFG Group’s total capital ratio, total capital and risk-weighted assets under Japanese GAAP at March 31, 2013 based on the Basel III rules.

At March 31, 2013
(In billions, except percentages)
Total risk-weighted capital ratio (consolidated)	14.71%
Tier 1 risk-weighted capital ratio (consolidated)	10.93%
Common Equity Tier 1 risk-weighted capital ratio (consolidated)	9.38%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥9,186.0
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	6,829.0
Common Equity Tier 1 capital	5,855.9
Risk-weighted assets	62,426.1
The amount of minimum capital requirements	4,994.1

The table below presents the SMFG Group’s total qualifying capital, risk-weighted assets and risk-weighted capital ratios at March 31, 2012. This table is based on the Basel II rules. Credit risk exposures from balance sheet and off-balance sheet assets under Japanese GAAP are measured based on credit risk quantification parameters, such as PD and LGD. Risk-based capital in the consolidated financial statements prepared under Japanese GAAP is classified into core capital (Tier 1 capital), supplementary capital (Tier 2 capital) and junior supplementary capital (Tier 3 capital)

At March 31, 2012
(In millions(2), except percentages)
Tier 1 capital:
Capital stock	¥2,337,895
Capital surplus	759,800
Retained earnings	2,152,654
Treasury stock	(236,037)
Minority interests	2,030,638
Cash dividends to be paid	(68,230)
Unrealized losses on other securities	—
Foreign currency translation adjustments	(141,382)
Stock acquisition rights	692
Goodwill and others	(496,434)
Gains on securitization transactions	(38,284)
Amount equivalent to 50% of expected losses in excess of qualifying reserves	(29,052)
Deductions of deferred tax assets(1)	—

Total Tier 1 capital	6,272,260

Tier 2 capital:
Unrealized gains on other securities after 55% discount	214,611
Land revaluation excess after 55% discount	35,755
General reserve for possible loan losses	66,695
Excess amount of provisions	—
Subordinated debt	2,454,062

Total Tier 2 capital	2,771,125

Deductions	(399,634)

Total qualifying capital	¥8,643,751

Risk-weighted assets:
On-balance sheet items	38,150,731
Off-balance sheet items	7,825,808
Market risk items	1,174,187
Operational risk	3,892,505

Total risk-weighted assets	¥51,043,232

Tier 1 risk-weighted capital ratio	12.28%
Total risk-weighted capital ratio	16.93%

(1)	The amount of net deferred tax assets was ¥350,182 million at March 31, 2012. Also, the upper limit of the inclusion of deferred tax assets into Tier 1 capital was ¥1,254,452 million at March 31, 2012.
(2)	Amounts less than ¥1 million have been omitted in the above table. As a result, the totals in Japanese yen shown in the above table do not necessarily agree with the sum of the individual amounts.

46	RELATED-PARTY TRANSACTIONS

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

The transaction amounts included in the accounts, in aggregate, by category of related party were as follows:

Transactions with associates and joint ventures

	At March 31,
	2013	2012
	(In millions)
Assets:
Loans and advances	¥193,054	¥218,809
Others	1,782	2,235

Liabilities:
Deposits	¥125,766	¥147,902
Others	6,618	7,764

	For the fiscal year ended March 31,
	2013	2012	2011
	(In millions)
Income statement:
Income (interest income, and fee and commission income)	¥21,016	¥27,179	¥33,715
Expense (interest expense and other expenses)	18,415	33,981	37,125

Loan commitments to associates and joint ventures at March 31, 2013 and 2012 were ¥206,942 million and ¥189,888 million, respectively.

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

	At March 31,
	2013	2012
	(In millions)
Assets:
Loans and advances	¥1	¥2

Liabilities:
Deposits	¥2,022	¥1,130
Others	94	125

Compensation of Key Management Personnel

The following table presents the compensation expenses of key management personnel.

	For the fiscal year ended March 31,
	2013	2012	2011
	(In millions)
Short-term employee benefits	¥1,296	¥1,141	¥1,039
Retirement benefits	—	—	94
Share-based compensation	229	182	135

SMFG and SMBC introduced a stock option compensation plan for their directors, corporate auditors and executive officers in connection with the abolition of their retirement benefit plan based on the shareholders’ approval at the general meeting of shareholders held in June 2010. The details of the stock option compensation plan are described in Note 40 “Share-Based Payment.”

There were no other long-term benefits and termination benefits for the fiscal years ended March 31, 2013, 2012 and 2011.

47	PRINCIPAL SUBSIDIARIES

Principal Subsidiaries

The SMFG Group’s principal subsidiaries at March 31, 2013 are shown in the list below. The SMFG Group consolidates all entities over which the SMFG Group controls, or has the power to govern the financial and operating policies so as to obtain benefits from their activities.

Principal domestic subsidiaries

Company Name	Proportion of Ownership Interest(3)		Proportion of Voting Rights(3)		Main Business
	(%)		(%)
Sumitomo Mitsui Banking Corporation	100.0		100.0		Commercial banking
THE MINATO BANK, LTD.	6.0		46.4	(1)	Commercial banking
Kansai Urban Banking Corporation	59.8		60.1		Commercial banking
The Japan Net Bank, Limited	41.1	(2)	61.4		Internet banking
SMBC Guarantee Co., Ltd.	100.0		100.0		Credit guarantee
Sumitomo Mitsui Finance and Leasing Company, Limited	60.0		60.0		Leasing
SMBC Nikko Securities Inc.	100.0		100.0		Securities
SMBC Friend Securities Co., Ltd.	100.0		100.0		Securities
Sumitomo Mitsui Card Company, Limited	65.9		65.9		Credit card
Cedyna Financial Corporation	100.0		100.0		Credit card and consumer credit
SMBC Consumer Finance Co., Ltd.	100.0		100.0		Consumer lending
SAKURA CARD CO., LTD.	95.7		95.7		Credit card
SMM Auto Finance, Inc.	56.0		56.0		Automobile sales financing
SMBC Finance Service Co., Ltd.	100.0		100.0		Collecting agent and factoring
The Japan Research Institute, Limited	100.0		100.0		System development, data processing, management consulting and economic research
SAKURA KCS Corporation	50.2		50.2		System engineering and data processing
Financial Link Co., Ltd.	100.0		100.0		Data processing service and consulting
SMBC Venture Capital Co., Ltd.	40.0		40.0		Venture capital
SMBC Consulting Co., Ltd.	100.0		100.0		Management consulting and information services
Japan Pension Navigator Co., Ltd.	69.7		69.7		Operational management of defined contribution pension plans

(1)	The SMFG Group has a 6.0% direct holding in THE MINATO BANK, LTD., and can control further 40.4% of the voting rights held by SMBC’s retirement benefit trust under contractual agreements between SMBC and the retirement benefit trust.
(2)	The SMFG Group’s ownership interest in The Japan Net Bank, Limited is 41.1%, which is different from its proportion of voting rights, because The Japan Net Bank, Limited issued non-voting shares.
(3)	Percentages of proportion of ownership interest and proportion of voting rights have been truncated.

Principal foreign subsidiaries

Company Name	Country of Incorporation	Proportion of Ownership Interest(1)	Proportion of Voting Rights(1)	Main Business
		(%)	(%)
Sumitomo Mitsui Banking Corporation Europe Limited	U.K.	100.0	100.0	Commercial banking
Sumitomo Mitsui Banking Corporation (China) Limited	China	100.0	100.0	Commercial banking
Manufacturers Bank	U.S.A.	100.0	100.0	Commercial banking
Sumitomo Mitsui Banking Corporation of Canada	Canada	100.0	100.0	Commercial banking
Banco Sumitomo Mitsui Brasileiro S.A.	Brazil	100.0	100.0	Commercial banking
ZAO Sumitomo Mitsui Rus Bank	Russia	100.0	100.0	Commercial banking
PT Bank Sumitomo Mitsui Indonesia	Indonesia	98.4	98.4	Commercial banking
Sumitomo Mitsui Banking Corporation Malaysia Berhad	Malaysia	100.0	100.0	Commercial banking
SMBC Leasing and Finance, Inc.	U.S.A.	100.0	100.0	Leasing
SMBC Aviation Capital Limited	Ireland	90.0	90.0	Leasing
SMBC Nikko Securities America, Inc.	U.S.A.	100.0	100.0	Securities
SMBC Nikko Capital Markets Limited	U.K.	100.0	100.0	Securities
SMBC Capital Markets, Inc.	U.S.A.	100.0	100.0	Derivatives

(1)	Percentages of proportion of ownership interest and proportion of voting rights have been truncated.

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

Fiscal Year Ended March 31, 2013

SMBC Aviation Capital

On June 1, 2012, the SMFG Group acquired the aircraft leasing business of The Royal Bank of Scotland Group plc, and commenced its operation as SMBC Aviation Capital, in order to further expand and develop the business in Asia and other emerging markets together with the existing aircraft leasing unit which was intended to be integrated into the acquired business.

As a result of the acquisition of this business, which comprises companies including SMBC Aviation Capital Limited (former RBS Aerospace Limited), SMBC Aviation Capital (UK) Limited (former RBS Aerospace (UK) Limited), and SMBC Aviation Capital Australia Leasing Pty Limited (former RBS Australia Leasing Pty Limited), the SMFG Group obtained 90%, 90%, and 100% of the voting rights of these respective companies. With regard to SMBC Aviation Capital Australia Leasing Pty Limited, the SMFG Group obtained the voting rights through the newly established subsidiaries of which the SMFG Group has 90% voting rights.

The fair values of assets and liabilities of SMBC Aviation Capital at the date of acquisition and the consideration paid were as follows:

At June 1, 2012
(In millions)
Assets:
Property, plant and equipment	¥568,480
All other assets	99,611

Total assets	¥668,091

Liabilities:
Borrowings	¥535,272
All other liabilities	36,105

Total liabilities	¥571,377

Net assets	¥96,714
Non-controlling interests measured at their proportionate share of the identifiable net assets	(9,453)

Net assets acquired	87,261
Goodwill	6,064

Consideration	¥93,325

Consideration:
Cash	¥93,325

Total	¥93,325

Acquisition related costs recognized as an expense in “General and administrative expenses” in the consolidated income statement	¥1,420

The goodwill was attributable to the profitability of the acquired business and the synergies expected to arise after the acquisition. None of the goodwill recognized is expected to be deductible for income tax purposes.

Net profit of SMBC Aviation Capital since the acquisition date to March 31, 2013 was ¥3,172 million.

Pro forma financial information

It is estimated that the SMFG Group would have reported total operating income of ¥2,954,069 million and net profit of ¥692,649 million for the fiscal year ended March 31, 2013 if the acquisition of SMBC Aviation Capital had occurred on April 1, 2012.

Cash consideration paid and cash acquired by obtaining control of the subsidiaries

The total amount of cash consideration paid and cash acquired by obtaining control of subsidiaries during the fiscal year ended March 31, 2013 were as follows:

For the fiscal year ended March 31, 2013
(In millions)
Cash consideration paid	¥(94,852)
Cash and cash equivalents transferred as a result of the acquisitions	93,903

Cash consideration paid, net of cash and cash equivalents acquired by obtaining control of the subsidiaries	¥(949)

The amounts of assets and liabilities other than cash or cash equivalents in these subsidiaries were ¥605,510 million and ¥597,838 million, respectively.

Fiscal Year Ended March 31, 2012

Promise Co., Ltd. (currently SMBC Consumer Finance Co., Ltd.)

On December 7, 2011, the SMFG Group purchased 91,020,096 shares of Promise common stock through a tender offer and made Promise a subsidiary of the SMFG Group. Promise conducts a consumer lending business that consists mainly of unsecured loans to individuals. By making Promise a subsidiary, the SMFG Group sought to reinforce its consumer lending business, to enhance its earnings generation capacity, and to effectively achieve the expansion of its consumer lending business centered on Promise. Before the tender offer, the SMFG Group held 22.0% of the voting rights of Promise and accounted for Promise as an associate. As a result of the tender offer, the SMFG Group’s proportion of voting rights of Promise increased to 93.8%, and the SMFG Group obtained control of Promise.

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

Cash consideration paid and cash acquired by obtaining control of the subsidiaries

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

The amounts of assets and liabilities other than cash or cash equivalents in these subsidiaries were ¥1,017,362 million and ¥1,002,804 million, respectively.

Fiscal Year Ended March 31, 2011

Cedyna Financial Corporation

On May 31, 2010, the SMFG Group subscribed for all the new stock issued by Cedyna by way of a third-party allotment and made Cedyna a subsidiary of the SMFG Group. Cedyna conducts credit card business, shopping credit business and certain other businesses. By making Cedyna a subsidiary, the SMFG Group sought to further accelerate and make a stable promotion of its credit card business strategy. Before the subscription, the SMFG Group held a 48.0% interest in Cedyna and accounted for it as an associate. As a result of this transaction, the SMFG Group’s interest in Cedyna increased to 68.8% and the SMFG Group obtained control of Cedyna.

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

The goodwill was attributable to the synergies expected to be achieved by collaboration between Cedyna and SMBC mainly in Cedyna’s shopping credit business, and solutions business, and collaboration between Cedyna and Sumitomo Mitsui Card in their credit card businesses. None of the goodwill recognized was expected to be deductible for income tax purposes.

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

Cash consideration paid and cash acquired by obtaining control of the subsidiaries

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

The amounts of assets and liabilities other than cash or cash equivalents in these subsidiaries including Cedyna were ¥1,685,881 million and ¥1,666,916 million, respectively.

49	CURRENT AND NON-CURRENT DISTINCTION

The following tables present an analysis of financial assets and liabilities, excluding cash and deposits with banks, trading assets and liabilities, and derivative financial instruments, by amounts recovered or settled, not more than twelve months or more than twelve months, at March 31, 2013 and 2012.

	At March 31, 2013
	Amounts recovered or settled
	Not more than twelve months	More than twelve months	Total
	(In millions)
Assets:
Call loans and bills bought	¥1,373,416	¥20,024	¥1,393,440
Reverse repurchase agreements and cash collateral on securities borrowed	3,862,365	68,192	3,930,557
Financial assets at fair value through profit or loss	—	2,045,046	2,045,046
Investment securities:
Held-to-maturity investments	1,314,054	4,526,203	5,840,257
Available-for-sale financial assets	7,729,881	22,158,399	29,888,280
Loans and advances	26,285,959	49,701,098	75,987,057
Other financial assets	2,118,599	122,157	2,240,756

Liabilities:
Deposits	¥95,437,794	¥5,583,619	¥101,021,413
Call money and bills sold	2,954,052	—	2,954,052
Repurchase agreements and cash collateral on securities lent	6,510,627	—	6,510,627
Borrowings	3,061,650	3,413,893	6,475,543
Debt securities in issue	3,839,540	4,245,723	8,085,263
Other financial liabilities	4,272,199	86,636	4,358,835

	At March 31, 2012
	Amounts recovered or settled
	Not more than twelve months	More than twelve months	Total
	(In millions)
Assets:
Call loans and bills bought	¥1,269,932	¥27,150	¥1,297,082
Reverse repurchase agreements and cash collateral on securities borrowed	4,937,025	—	4,937,025
Financial assets at fair value through profit or loss	—	2,150,409	2,150,409
Investment securities:
Held-to-maturity investments	308,719	4,968,549	5,277,268
Available-for-sale financial assets	7,812,712	24,234,120	32,046,832
Loans and advances	25,083,461	47,453,352	72,536,813
Other financial assets	1,773,895	125,537	1,899,432

Liabilities:
Deposits	¥88,113,456	¥4,740,110	¥92,853,566
Call money and bills sold	2,144,600	—	2,144,600
Repurchase agreements and cash collateral on securities lent	7,487,633	—	7,487,633
Borrowings	7,172,200	3,240,658	10,412,858
Debt securities in issue	3,211,321	4,166,421	7,377,742
Other financial liabilities	4,867,519	85,906	4,953,425

50	CONDENSED FINANCIAL INFORMATION OF REGISTRANT (SMFG)

Condensed Statement of Financial Position

	At March 31,
	2013	2012
	(In millions)
Assets:
Deposits with SMBC	¥76,692	¥67,323
Investments in SMBC	5,175,789	5,175,789
Investments in other subsidiaries and associates	985,374	856,646
Other assets	1,583	1,281
Current tax assets	33,101	33,266

Total assets	¥6,272,539	¥6,134,305

Liabilities and equity:
Short-term borrowings from SMBC	¥1,228,030	¥1,228,030
Debt securities due to a subsidiary	392,900	392,900
Other liabilities	4,929	4,902

Total liabilities	1,625,859	1,625,832

Shareholders’ equity	4,646,680	4,508,473

Total liabilities and shareholders’ equity	¥6,272,539	¥6,134,305

Condensed Income Statement

	For the fiscal year ended March 31,
	2013	2012	2011
	(In millions)
Income:
Dividends from SMBC	¥152,148	¥158,645	¥191,174
Dividends from other subsidiaries and associates	13,294	7,627	15,692
Fees and commission income from subsidiaries	14,120	15,100	15,352
Other income	4,536	1,645	5,522

Total income	184,098	183,017	227,740

Expense:
Interest expense to SMBC	7,362	6,485	6,291
Interest expense due to a subsidiary	16,468	16,468	16,468
Operating and other expense	7,889	8,607	8,026

Total expense	31,719	31,560	30,785

Profit before tax	152,379	151,457	196,955
Income tax expense	4	3	3

Net profit	¥152,375	¥151,454	¥196,952

Condensed Statement of Cash Flows

	For the fiscal year ended March 31,
	2013	2012	2011
	(In millions)
Operating Activities:
Profit before tax	¥152,379	¥151,457	¥196,955
Income taxes refund (paid)—net	160	8,104	(17,299)
Other operating activities—net	(4,160)	(1,494)	(7,160)

Net cash and cash equivalents provided by operating activities	148,379	158,067	172,496

Investing Activities:
Proceeds from sale of investment in SMBC	—	210,003	—
Investments in subsidiaries	—	(120,346)	(99,519)
Other investing activities—net	(76)	(13)	(3)

Net cash and cash equivalents provided by (used in) investing activities	(76)	89,644	(99,522)

Financing Activities:
Net increase of short-term borrowings	—	231,000	49,000
Purchase of Type 6 Preferred stock	—	(210,003)	—
Dividends paid	(138,694)	(144,038)	(154,013)
Purchases of treasury stock and proceeds from sale of treasury stock—net	(240)	(111,501)	(91)

Net cash and cash equivalents used in financing activities	(138,934)	(234,542)	(105,104)

Net increase (decrease) of cash and cash equivalents	9,369	13,169	(32,130)
Cash and cash equivalents at beginning of period	67,323	54,154	86,284

Cash and cash equivalents at end of period	¥76,692	¥67,323	¥54,154

Investments in subsidiaries and associates

Investments in subsidiaries and associates are stated at cost. SMFG recognizes dividend income from subsidiaries and associates when its right to receive payment is established.

Investments in other subsidiaries and associates include equity investments in SMFL, SMBC Friend Securities, SMFG Card & Credit, SMBC Consumer Finance and others at March 31, 2013 and 2012. These companies are incorporated in Japan, and the proportion of ownership interest of SMFG in these companies was the same as described in Note 11 “Investments in Associates and Joint Ventures,” and Note 47 “Principal Subsidiaries.”

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

Long-term obligations

SMFG had perpetual subordinated bonds of ¥393 billion outstanding to its subsidiary, SMFG Preferred Capital JPY 3 Limited, at March 31, 2013. The interest rates of these bonds are fixed until January 2015 or January 2020, which range from 3.9% to 4.5% per annum, and will be floating thereafter. SMFG Preferred Capital JPY 3 Limited issued preferred securities to purchase these bonds.

Guarantees

SMFG provided guarantee of ¥50 billion and ¥41 billion at March 31, 2013 and 2012, respectively, to the Deposit Protection Fund of the Association of German Banks with regard to the deposits of the SMBC Dusseldorf branch.

EXHIBIT INDEX

Exhibit number	Description of Exhibit
Exhibit 1.1	Articles of Incorporation of Sumitomo Mitsui Financial Group, Inc., as amended on June 27, 2013 (English translation)

Exhibit 1.2	Regulations of Board of Directors of Sumitomo Mitsui Financial Group, Inc., as amended on June 29, 2010 (English translation)*

Exhibit 1.3	Share Handling Regulations of Sumitomo Mitsui Financial Group, Inc., as amended on April 1, 2012 (English translation)**

Exhibit 2.1	Form of Deposit Agreement among the registrant, Citibank, N.A., as Depositary, and all owners and holders from time to time of American Depositary Shares issued thereunder*

Exhibit 8	List of subsidiaries of Sumitomo Mitsui Financial Group, Inc., at March 31, 2013

Exhibit 11	Code of Ethics of Sumitomo Mitsui Financial Group, Inc.***

Exhibit 12.1	CEO Certification Required by Rule 13a-14(a) (17 CFR 240.13a-14(a))

Exhibit 12.2	CFO Certification Required by Rule 13a-14(a) (17 CFR 240.13a-14(a))

Exhibit 13.1	Certification Required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

Exhibit 13.2	Certification Required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

*	Incorporated by reference to our registration statement on Form 20-F (File No. 001-34919) filed on October 20, 2010.
**	Incorporated by reference to our annual report on Form 20-F (File No. 001-34919) filed on July 23, 2012.
***	Incorporated by reference to our annual report on Form 20-F (File No. 001-34919) filed on July 29, 2011.