Form 20-F
period 2014-03-31
SUMITOMO MITSUI FINANCIAL GROUP, INC.
filed 2014-07-24
CIK 1022837

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2014

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

At March 31, 2014, the following shares of capital stock were outstanding: 1,414,055,625 shares of common stock (including 46,781,669 shares of common stock held by the registrant and its consolidated subsidiaries and equity-method associates as treasury stock).

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

Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those in the forward-looking statements as a result of various factors, and the differences may be material. Potential risks and uncertainties include, without limitation, the following:

•	deterioration of Japanese and global economic conditions and financial markets;

•	constraints on our operations due to capital adequacy requirements;

•	declines in the value of our securities portfolio;

•	changes in the level or volatility of market rates or prices;

•	incurrence of significant credit-related costs;

•	a significant downgrade of our credit ratings;

•	our ability to successfully implement our business strategy through our subsidiaries, affiliates and alliance partners;

•	exposure to new risks as we expand the scope of our business;

•	the industry specific risks of the consumer finance industry;

•	the recoverability of deferred tax assets;

•	litigation and regulatory proceedings;

•	insufficient liquidity;

•	problems of other financial institutions; and

•	adverse regulatory developments or changes in government policies.

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

3.A.    SELECTED FINANCIAL DATA

Selected Financial Data

The following selected financial data at and for each of the five fiscal years ended March 31, 2014, 2013, 2012, 2011 and 2010 have been derived from our consolidated financial statements. You should read this data together with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this annual report.

	For the fiscal year ended and at March 31,
	2014	2013(3)	2012(3)	2011(3)	2010(3)
	(In millions, except per share data)
Consolidated income statement data:
Interest income	¥1,714,044	¥1,725,723	¥1,710,331	¥1,720,181	¥1,766,047
Interest expense	320,511	321,570	313,631	311,056	346,810

Net interest income	1,393,533	1,404,153	1,396,700	1,409,125	1,419,237

Fee and commission income	1,003,169	948,685	869,407	806,704	650,437
Fee and commission expense	127,959	127,054	132,562	132,560	121,716

Net fee and commission income	875,210	821,631	736,845	674,144	528,721

Net trading income	135,218	105,302	182,296	324,479	330,130
Net income from financial assets at fair value through profit or loss	58,586	15,794	33,734	30,116	75,579
Net investment income	332,265	223,404	239,365	235,911	178,552
Other income	429,541	324,403	245,563	204,470	232,340

Total operating income	3,224,353	2,894,687	2,834,503	2,878,245	2,764,559

Impairment charges (reversals) on financial assets	(14,275)	270,145	284,310	433,928	258,641

Net operating income	3,238,628	2,624,542	2,550,193	2,444,317	2,505,918

General and administrative expenses	1,523,008	1,447,171	1,374,474	1,311,344	1,099,840
Other expenses	428,893	288,247	239,292	212,292	236,760

Operating expenses	1,951,901	1,735,418	1,613,766	1,523,636	1,336,600

Share of post-tax profit (loss) of associates and joint ventures	19,454	19,593	(25,004)	(5,796)	(37,461)

Profit before tax	1,306,181	908,717	911,423	914,885	1,131,857

Income tax expense	413,997	255,157	460,443	353,933	486,870

Net profit	¥892,184	¥653,560	¥450,980	¥560,952	¥644,987

	For the fiscal year ended and at March 31,
	2014	2013(3)	2012(3)	2011(3)	2010(3)
	(In millions, except per share data)
Profit attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥766,367	¥535,809	¥338,320	¥453,486	¥526,882
Non-controlling interests	125,817	117,751	112,660	107,466	118,105
Earnings per share:
Basic	¥561	¥396	¥244	¥321	¥510
Diluted	561	395	243	321	480
Weighted average number of common shares in issue (in thousands of shares)	1,366,186	1,353,926	1,387,405	1,394,391	1,017,066
Dividends per share in respect of each fiscal year:
Common stock	¥125	¥100	¥100	¥105	¥65
	$1.22	$1.06	$1.22	$1.26	$0.70
Preferred stock (Type 4)(1):
First series	¥—	¥—	¥—	¥—	¥135,000
	$—	$—	$—	$—	$1,451
Second series	¥—	¥—	¥—	¥—	¥135,000
	$—	$—	$—	$—	$1,451
Third series	¥—	¥—	¥—	¥—	¥135,000
	$—	$—	$—	$—	$1,451
Fourth series	¥—	¥—	¥—	¥—	¥135,000
	$—	$—	$—	$—	$1,451
Ninth series	¥—	¥—	¥—	¥—	¥135,000
	$—	$—	$—	$—	$1,451
Tenth series	¥—	¥—	¥—	¥—	¥135,000
	$—	$—	$—	$—	$1,451
Eleventh series	¥—	¥—	¥—	¥—	¥135,000
	$—	$—	$—	$—	$1,451
Twelfth series	¥—	¥—	¥—	¥—	¥135,000
	$—	$—	$—	$—	$1,451
Preferred stock (Type 6)(2)	¥—	¥—	¥44,250	¥88,500	¥88,500
	$—	$—	$539	$1,064	$951
Consolidated statement of financial position data:
Total assets	¥158,615,655	¥147,754,613	¥141,807,575	¥136,419,617	¥122,970,595
Loans and advances	81,244,982	75,987,057	72,536,813	71,020,329	71,634,128
Total liabilities	149,197,488	139,191,895	134,387,428	128,992,732	115,492,763
Deposits	108,370,494	101,021,413	92,853,566	90,469,098	85,697,973
Borrowings	8,463,363	6,475,543	10,412,858	12,548,358	7,321,484
Total equity	9,418,167	8,562,718	7,420,147	7,426,885	7,477,832
Capital stock	2,337,896	2,337,896	2,337,896	2,337,896	2,337,896

(1)	All shares of the Type 4 preferred stock were converted to common stock by January 28, 2010.
(2)	On April 1, 2011, we acquired and cancelled all of the outstanding Type 6 preferred stock.
(3)	All comparative information has been restated to reflect the adoption of revised IAS 19 “Employee Benefits,” however, only the comparative information for the fiscal year ended March 31, 2013 has been restated to reflect the adoption of IFRS 10 “Consolidated Financial Statements.” For more information, see Note 2 “Summary of Significant Accounting Policies—New and Amended Accounting Standards Adopted by the SMFG Group” to our consolidated financial statements included elsewhere in this annual report.

Exchange Rates

We maintain our accounts in yen. The following table sets forth for the indicated periods the median exchange rates for buying and selling spot dollars by telegraphic transfer against yen as determined by the Bank, expressed in Japanese yen per $1.00.

	High	Low	Period end	Average(1)
	(Yen per dollar)
Fiscal year ended March 31,
2010	¥100.76	¥86.31	¥93.05	¥92.61
2011	94.43	79.31	83.15	85.22
2012	85.47	75.99	82.13	78.98
2013	96.45	77.57	94.01	83.31
2014	105.37	92.91	102.88	100.47
Most recent six months:
January	104.95	102.21	102.86	103.93
February	102.57	101.24	101.91	102.15
March	103.28	101.31	102.88	102.27
April	103.92	101.46	102.61	102.58
May	102.37	101.29	101.64	101.83
June	102.64	101.35	101.35	102.08
July (through July 10, 2014)	102.20	101.44	101.57	101.76

(1)	Average exchange rates have been calculated by using the average of the exchange rates on the last day of each month during a fiscal year, except for the monthly average rates, which represent the averages of the exchange rates for each day of the relevant months.

The median exchange rate quotation by the Bank for buying and selling spot dollars by telegraphic transfer against yen on July 10, 2014 was ¥101.57 = $1.00.

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

Our financial condition and results of operations are materially affected by general economic conditions and financial markets in Japan and foreign countries, which would be influenced by the changes of various factors such as fiscal and monetary policies, and laws and regulations. Those factors include, for example, the Japanese consumption tax rate. The Japanese consumption tax rate increased from 5% to 8% in April 2014, and is scheduled to further increase to 10% in October 2015, under the revision of the Consumption Tax Act of Japan (“Consumption Tax Act”) with a provision referring to the potential suspension of the consumption tax rate increase after comprehensive review of the economic conditions by the Government of Japan, through economic indicators such as nominal and real economic growth rates and price trends. Furthermore, geopolitical instability in various parts of the world, including North Africa, the Middle East, Asia and Eastern Europe could also contribute to economic instability in those and other regions and that could affect Japanese and global economic conditions.

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

With respect to the quality of the capital base, certain capital instruments, including existing preferred securities and subordinated debt, are eligible for inclusion as Tier 1 capital or Tier 2 capital only for the phase out period. Furthermore, deferred tax assets that arise from timing differences will be recognized as part of the common equity component of Tier 1, with recognition capped at 10% of the bank’s common equity component under certain conditions, while deferred tax assets that arise from net loss carry forwards will be deducted from the common equity component of Tier 1. Such recognition and deduction are implemented in a phased manner and will be fully implemented in March 2018.

With respect to the quantity of the capital base, the minimum Common Equity Tier 1 risk-weighted capital ratio applicable to us and the Bank began increasing incrementally from March 2013 reaching 4.5% by March 2015. Moreover, we and the Bank will be required to hold a capital conservation buffer of 2.5% to withstand future periods of stress, and failure to maintain capital at the full buffer levels will result in restrictions on bonuses and capital distributions. The capital conservation buffer will be phased in from March 2016 to March 2019. As a result, the total minimum Common Equity Tier 1 risk-weighted capital ratio will be increased to 7%, and the total minimum risk-weighted capital ratio will be increased to 10.5%. At March 31, 2014, on a consolidated basis, our total risk-weighted capital ratio was 15.51% compared to the minimum required total risk-weighted capital ratio of 8.0%. Out of our total risk-weighted capital ratio, our Tier 1 risk-weighted capital ratio was 12.19%, including 10.63% of Common Equity Tier 1 risk-weighted capital ratio, compared to the minimum required ratios of 5.5% and 4.0%, respectively.

In addition, in November 2013, we and other organizations were identified by the Financial Stability Board (“FSB”) as Global Systemically Important Financial Institutions (“G-SIFIs”). The list of G-SIFIs is updated each year in November, and the requirements for additional loss absorption capacity above the Basel III minimum requirement will apply from 2016, initially to those financial institutions identified in November 2014 as G-SIFIs.

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

The reported value of our available-for-sale equity instruments accounted for 3.2% of our total assets at March 31, 2014, approximately 88.5% of which were Japanese equity securities. This value depends mainly on prices of the instruments in the stock market. A listed equity security is impaired primarily based on its market price. If we conclude that a particular security is impaired, we calculate the impairment loss based on the market price of that security at the end of the relevant period. Declines in the Japanese stock markets or other global markets could result in further losses from impairment of the securities in our equity securities portfolio or sales of these securities, adversely affecting our results of operations and financial condition.

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

We engage in trading and investing activities dealing with various kinds of financial instruments such as bonds, equities, currencies, derivatives and funds. Our financial condition and results of operations could be adversely affected by actual changes or volatility in interest rates, foreign exchange rates and market prices of other investment securities. For example, we have substantial investments in debt securities. In particular, Japanese government bonds represent a significant part of our fixed income portfolio. At March 31, 2014, we had ¥8 trillion of Japanese government bonds classified as available-for-sale financial assets, which accounted for approximately 5.2% of our total assets. Increases in interest rates could substantially decrease the value of our fixed income portfolio, and any unexpected changes in yield curves could adversely affect the value of our bond and interest rate derivative positions, resulting in lower-than-expected revenues from trading and investment activities. Market volatility may also result in significant unrealized losses or impairment losses on such instruments. Furthermore, the downgrading of investment securities by credit rating agencies may also cause declines in the value of our securities portfolio.

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

The ratio of impaired loans and advances to the total loans and advances, both net of allowance for loan losses, were 1.3%, 1.8% and 1.9% at March 31, 2014, 2013 and 2012, respectively. For further information, see “Item 5.A. Operating Results—Loans and Advances.”

A significant downgrade of our credit ratings could have a negative effect on us.

At the date of this annual report, SMFG has the issuer credit ratings of A/A-1 from Standard & Poor’s Ratings Japan K.K., (“S&P”), and the foreign and local currency issuer default ratings of A-/F1 from Fitch

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

Any of these or other effects of a downgrade of our credit ratings could have a negative impact on the profitability of our treasury and other operations, and could adversely affect our regulatory capital position, liquidity position, financial condition and results of operations. For more information about our credit ratings, see “Item 5.B. Liquidity and Capital Resources.”

We face significant challenges in achieving the goals of our business strategy, and our business may not be successful.

In May 2014, we and the Bank announced a new medium-term management plan through March 2017. We believe that we have targeted appropriate business areas. However, our initiatives to offer new products and services and to increase sales of our existing products and services may not succeed, if current market conditions do not stabilize, market opportunities develop more slowly than expected, our initiatives have less potential than we envisioned originally or the profitability of these products and services is undermined by competitive pressures. Consequently, we may be unable to achieve or maintain profitability in our targeted business areas.

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

Aligned with our business strategies, we have made and may undertake acquisition of a subsidiary, investments in affiliates and other business alliance partners, and reorganization within our Group companies. It is uncertain whether we will receive the expected benefits from those business strategies, due to any adverse regulatory changes, worsening of economic conditions, increased competition or other factors that may negatively affect the related business activities. Furthermore, unanticipated costs and liabilities may be incurred in connection with those business strategies, including liabilities from the claims related to the businesses prior to our business alliances, and cost from actions by regulatory authorities.

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

We recognize deferred tax assets relating to tax losses carried forward and deductible temporary differences only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the temporary differences can be utilized. The net total of deferred tax assets and liabilities amounted to net liabilities of ¥4 billion at March 31, 2014 and net assets of ¥374 billion at March 31, 2013, respectively. The net total of deferred tax assets and liabilities are quantified on the basis of current tax rates and accounting standards and are subject to change as a result of changes to future tax rates or the rules for computing taxable profits and allowable losses. Failure to generate sufficient future taxable profits or changes in tax laws or accounting standards may reduce our estimated recoverable amount of net deferred tax assets. Such a reduction could have an adverse effect on our financial condition and results of operations.

Declines in returns on our plan assets or revised actuarial assumptions for retirement benefits may adversely affect our financial condition and results of operations.

The Bank and some of our other subsidiaries have various defined benefit plans. We have experienced in the past, and may experience in the future, declines in returns on plan assets and changes in the discount rates and other actuarial assumptions. If returns on plan assets decrease, or if we revise the discount rates and other assumptions, the deficit of the impacted defined benefit plan may increase and adversely affect our financial condition and results of operations. Because more than half of our plan assets are composed of equity instruments, the plan assets are greatly affected by volatility in the prices of equity securities. Substantial declines in the prices for publicly traded Japanese stocks would negatively affect our plan assets. For further information, see Note 23 “Retirement Benefits” to our consolidated financial statements included elsewhere in this annual report.

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

We handle personal information obtained from our individual and corporate customers in relation to our banking, securities, consumer lending, credit card and other businesses. The systems we have implemented to protect the confidentiality of personal information, including those designed to meet the strict requirements of the Act on the Protection of Personal Information, may not be effective in preventing disclosure of personal information by unauthorized access from a third party. Leakage of personal information could expose us to demands for compensation or lawsuits for ensuing economic losses or emotional distress, administrative actions or sanctions, additional expenses associated with making necessary changes to our systems and reputational harm. As a result, our business, financial condition and results of operations could be materially and adversely affected.

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

Fraud, misconduct or other unlawful behavior by directors, officers and employees or third parties could subject us to losses and regulatory sanctions.

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

U.S. law generally prohibits or substantially restricts U.S. persons from doing business with countries designated by the U.S. Department of State as state sponsors of terrorism (“Designated Countries”), which currently are Cuba, Iran, Sudan and Syria. Under U.S. law, there are similar prohibitions or restrictions on countries that are the subject of other U.S. economic sanctions administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) or other agencies (collectively with the Designated Countries, the “Restricted Countries”). We maintain a Group-wide policy designed to ensure compliance with applicable U.S. laws and regulations. This policy, which covers the Bank and our banking subsidiaries that provide financial services globally, prohibits the new extension of credit to Iranian entities. Our non-U.S. offices engage in transactions relating to the Restricted Countries on a limited basis and in compliance with applicable laws and regulations. These activities include remittance of Japanese yen with respect to our customers’ export or import transactions, maintenance of correspondent banking accounts with Iranian banks, including the Central Bank of Iran, and the payment of fees in Japanese yen to certain Iranian banks in connection with performance bonds issued in the past by the Bank through these Iranian banks related to our customers’ projects in Iran. The performance bonds expired and have not been renewed, but the Bank continues to be obligated to pay certain fees to the Iranian banks. In addition, we maintain a representative office in Iran that mainly performs an information-collecting function.

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

In recent years, the U.S. Government has implemented a number of sanctions targeting non-U.S. companies that engage in certain Iran-related transactions. The Comprehensive Iran Sanctions, Accountability and Divestment Act of 2010 (“CISADA”) may lead to the imposition of sanctions against non-U.S. financial institutions, such as us, if they are determined by the Secretary of the Treasury to have facilitated “significant transactions” or provided “significant financial services” for certain Iran-linked individuals or entities, or the Iranian Revolutionary Guard Corps. In addition, the National Defense Authorization Act for Fiscal Year 2012 (“2012 NDAA”), Executive Order 13622, the Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRA”), the Iran Freedom and Counter-Proliferation Act of 2012 (“IFCA”) and Executive Order 13645 broadened the range of sanctionable Iran-related transactions. For a description of the laws and Executive Orders mentioned above, as well as the status of Japan’s exception under the 2012 NDAA (“NDAA Exception”) and certain U.S. secondary sanctions relief pursuant to the November 24, 2013 Joint Plan of Action (“JPOA”) between the permanent members of the United Nations Security Council, plus Germany (“P5+1”) and Iran, see “Item 4.B. Business Overview—Regulations in the United States—Laws Prohibiting Money Laundering and Terrorist Financing.”

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

These and similar, or any other kind of significant regulatory developments could adversely affect our capital ratios and results of operations. For further details, see “Item 4.B. Business Overview—Regulations in Japan,” “Item 4.B. Business Overview—Regulations in the United States,” “Item 4.B. Business Overview—Regulations in Other Jurisdictions.” Since those changes in regulation or fiscal or other policies and their effects are unpredictable and beyond our control, we may not be able to comply with those changes at all times, despite our efforts. Any such failures could result in administrative or judicial proceedings against us, including suspension of our business and financial penalties, which could materially adversely affect our business, reputation, results of operations and financial condition.

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

Government actions, such as those taken to stabilize the market and to alter the regulatory framework, may affect our competitive position. In response to the recent financial crisis, the Government of Japan has taken and may adopt policies, including providing fiscal stimulus or extending credit support to other Japanese financial institutions, which adversely affect our competitive position. Under the Postal Privatization Act, the Japan Post Bank Co., Ltd. (“Japan Post Bank”), one of the world’s largest deposit-taking financial institutions, is allowed to expand its business with prior approval of the government. Increased competition in Japan may put downward pressure on prices for our financial services, cause us to lose market share or require us to incur additional expenses in order to remain competitive. Internationally, various forms of financial support provided by foreign governments to foreign banks and other financial institutions during the current financial crisis may reduce the cost of capital to those institutions and otherwise give them competitive advantages. There can be no assurance that we will be able to respond effectively to current or future competition.

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

Information Concerning the Principal Capital Expenditures and Divestitures

In December 2011, the Bank made SMBC Consumer Finance, formerly known as Promise Co., Ltd. (“Promise”), its subsidiary with the completion of a tender offer for an aggregate ¥71 billion. Following the tender offer, in the same month, we subscribed for a third-party allotment of newly issued shares of SMBC Consumer Finance’s common stock for a total price of ¥120 billion. In April 2012, SMBC Consumer Finance became our wholly owned subsidiary upon the completion of a share exchange of our common stock for SMBC Consumer Finance’s common stock, including the shares which the Bank owned.

In June 2012, the Bank, Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”) and Sumitomo Corporation, a non-affiliate, acquired the aircraft leasing business of The Royal Bank of Scotland Group plc, and commenced its operation as SMBC Aviation Capital. The business which we acquired for a total price of ¥93 billion, comprises companies including SMBC Aviation Capital Limited (former RBS Aerospace Limited), SMBC Aviation Capital (UK) Limited (former RBS Aerospace (UK) Limited), and SMBC Aviation Capital Australia Leasing Pty Limited (former RBS Australia Leasing Pty Limited).

In June 2012, the Bank transferred all of its shares of ORIX Credit Corporation (“ORIX Credit”), a consumer finance provider which became a subsidiary of the Bank in July 2009, to ORIX Corporation (“ORIX”). As a result, ORIX Credit is no longer our subsidiary.

Public Takeover Offers

Not applicable.

4.B.    BUSINESS OVERVIEW

Overview

We are a holding company that directly owns 100% of the issued and outstanding shares of the Bank, one of the largest commercial banks in Japan. We are one of the three largest banking groups in Japan with an established presence across all of the consumer and corporate banking sectors. Our subsidiaries in our Commercial Banking segment include, in addition to the Bank, Kansai Urban Banking Corporation (“KUBC”), THE MINATO BANK, LTD. (“The Minato Bank”), Sumitomo Mitsui Banking Corporation Europe Limited (“SMBC Europe”), and Sumitomo Mitsui Banking Corporation (China) Limited (“SMBC (China)”). Our subsidiaries also include SMFL in our Leasing segment; SMBC Nikko Securities Inc. (“SMBC Nikko Securities”) and SMBC Friend Securities Co., Ltd. (“SMBC Friend Securities”) in our Securities segment; and Sumitomo Mitsui Card Company, Limited (“Sumitomo Mitsui Card”), Cedyna and SMBC Consumer Finance in our Consumer Finance segment. See “Item 4.C. Organizational Structure.”

Management Philosophy

Our Group-wide management philosophy is as follows:

•	we grow and prosper together with our customers, by providing services of greater value to them;

•	we aim to maximize our shareholders’ value through the continuous growth of our business; and

•	we create a work environment that encourages and rewards diligent and highly-motivated employees.

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

•	to continue improving our knowledge and capability and, at the same time, to raise our productivity in order to provide superior financial services at competitive prices;

•	to establish a top brand global bank by understanding the needs of each customer and by providing valuable services which meet those needs;

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

Basic Philosophy Regarding the Group’s Environmental Activities

Recognizing the importance of realizing a sustainable society as one of our most important tasks, we make continuous efforts to harmonize environmental preservation and pollution control with corporate activities, in order to support the economy and contribute to the betterment of society as a whole.

We and our principal Group companies have obtained ISO 14001 certification, the international standard for environmental management systems. Every year we set environmental objectives which we systematically pursue through environmental activities based on a PDCA (Plan, Do, Check and Act) cycle. The Bank and some of our other Group companies adopted “Principles for Financial Action towards a Sustainable Society” in October 2011, which have been set forth for the purposes of making environmental financing widely-known and improving the quality of environmental financing.

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

The operations are mainly conducted through a large and well developed branch network. The Bank had a domestic network consisting of 439 branch offices at March 31, 2014, most of which were located in the Tokyo and Osaka regions. At March 31, 2014, 74 of these branches had “SMBC Consulting Plazas” that provide financial consulting services for asset management and housing loans during extended hours, including weekday evenings, weekends and national holidays, for the convenience of individual customers.

The Bank also operates an extensive network of ATMs in Japan. At March 31, 2014, the Bank offers its customers’ access to 49,179 ATMs, some of which are the Bank’s ATMs and the majority of which are ATMs made available through arrangements with other ATM providers such as convenience store chains.

The Consumer Banking Unit also offers internet banking services for consumers. At March 31, 2014, the Bank’s internet banking services had approximately 13 million registered users. The users are able to transfer funds, perform balance inquiries, make time deposits and foreign currency deposits, and buy and sell investment trusts over the internet, as well as over the mobile phone or the traditional telephone.

This business unit offers deposit products, including ordinary deposits and time deposits, and the following products and services through various channels:

•

Housing Loans. Housing loans, which are principally secured by collateral or supported by guarantees, are one of the primary products offered by this business unit. The Bank provides housing loans with a variety of terms and interest rates, including 2- to 35-year term, fixed-rate loans, to meet diversified customer needs. For instance, the Bank offers a housing loan combined with an insurance policy that covers the repayment of the outstanding loan balance in the event the borrower is diagnosed with certain diseases.

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

The Bank’s Middle Market Banking Unit

The Bank’s Middle Market Banking Unit focuses on building a solution business and responding to various issues which mid-sized companies and SMEs face. This business unit, together with certain of our Group companies, offers its customer lending, cash management, settlement, leasing, factoring, management information systems consulting, collection and investment banking services, through 221 sales channels of the Bank at March 31, 2014. This business unit also provides the following products and services to mid-sized companies and SMEs:

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

At March 31, 2014, the Bank’s international network consisted of 16 branches, 17 sub-branches and 8 representative offices. Together with the network of the Bank’s subsidiaries, such as SMBC Europe and SMBC (China), the Bank seeks to meet customers’ needs globally.

Based on our strategy of expanding our businesses globally, the Bank has been promoting strategic alliances to enhance products and services with leading financial institutions such as Barclays, The Bank of East Asia Limited, Kookmin Bank, and Kotak Mahindra Bank Limited. Additionally, in order to further expand our business in the U.S., we and the Bank obtained financial holding company status under the U.S. Bank Holding Company Act of 1956, as amended (“Bank Holding Company Act”), on May 7, 2013, which allows the expansion of the scope of services to provide in the U.S., including underwriting and trading of securities and providing other investment banking services.

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

The following unit or divisions operate across the five business units discussed above and in cooperation with our Group companies, including SMBC Nikko Securities.

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

•

Solutions Related to Growing Industrial Sectors. The Bank provides a wide range of solutions to corporate customers addressing businesses related to growing industrial sectors, such as environmental, natural resources, water, new energy, agriculture and health care industries. As for the environmental industry, we undertake trade of emission credits and provide financing for solar photovoltaics.

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

On April 1, 2014, the Bank restructured its domestic business operations and reorganized its domestic business units, in order to further enhance the capability to meet the needs of our clients and deliver higher value-added products and services. Under the new structure, the Consumer Banking Unit, the Middle Market Banking Unit and the Corporate Banking Unit were reorganized into the Retail Banking Unit and the Wholesale Banking Unit. We will disclose our business segment information in accordance with this new structure beginning with the fiscal year ending March 31, 2015.

In addition to the Bank, our domestic banking subsidiaries include KUBC, The Minato Bank, SMBC Trust Bank Ltd. (“SMBC Trust Bank”) and The Japan Net Bank, Limited (“The Japan Net Bank”). KUBC and The Minato Bank are regional financial institutions based in Kansai area and provide commercial banking services to corporations and individuals. SMBC Trust Bank, which became our wholly owned subsidiary on October 1, 2013, offers extensive trust services tailored to the needs of customers, such as wealth management solutions. The Japan Net Bank, as an internet bank, provides internet-based services such as deposits, loans and investment products.

In April 2014, The Japan Net Bank became our associate due to a decrease in our proportion of voting rights.

Our foreign banking subsidiaries include SMBC Europe, SMBC (China), Manufacturers Bank, Sumitomo Mitsui Banking Corporation of Canada, Banco Sumitomo Mitsui Brasileiro S.A., ZAO Sumitomo Mitsui Rus Bank, PT Bank Sumitomo Mitsui Indonesia and Sumitomo Mitsui Banking Corporation Malaysia Berhad. At March 31, 2014, in China there are 17 offices which are composed of 9 branches including the head office and 6 sub-branches of SMBC (China), and one branch and one representative office of the Bank.

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

In June 2012, the Bank, SMFL and Sumitomo Corporation acquired the aircraft leasing business of The Royal Bank of Scotland Group plc, and commenced its operation as SMBC Aviation Capital. In March 2013, the integration of the existing aircraft leasing businesses of SMFL and Sumitomo Corporation into SMBC Aviation Capital was completed. We and Sumitomo Corporation intend to further expand and develop the aircraft leasing business in Asia and other emerging markets.

Others

In addition to the above companies, our U.S. subsidiary SMBC Leasing and Finance, Inc. engages in the leasing business. Our associate Sumitomo Mitsui Auto Service Company, Limited engages in the auto leasing business.

Securities

SMBC Nikko Securities Inc.

As one of the major Japanese securities companies, SMBC Nikko Securities Inc. (“SMBC Nikko Securities”), our wholly owned subsidiary, offers a wide range of financial products and investment consultation and administrative services to its individual and corporate customers in Japan. For individual customers, SMBC Nikko Securities provides consulting services to meet diversified asset management needs at 112 branches nationwide at March 31, 2014, and a widely used online trading tool. For corporate customers, it also offers trading capabilities and financial products, debt and equity underwriting, and M&A advisory services, mainly in Japan.

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

Cedyna became our subsidiary after SMFG Card & Credit, Inc. (“SMFG Card & Credit”) subscribed to Cedyna’s third-party share allotment in May 2010. Subsequently, in May 2011, Cedyna became our wholly owned subsidiary when SMFG Card & Credit completed a share exchange to acquire the remaining outstanding shares of Cedyna.

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

SMBC Consumer Finance Co., Ltd.

SMBC Consumer Finance Co., Ltd. (“SMBC Consumer Finance”), which changed its company name from Promise in July 2012, is a core entity in our consumer lending business. It provides consumer loans that consist mainly of unsecured loans to individuals, and conducts other business including loan guarantee business. SMBC Consumer Finance guarantees certain consumer loans made by the Bank.

We decided to make SMBC Consumer Finance our wholly owned subsidiary in order to reinforce its consumer lending business, to enhance our earnings generation capacity and to better achieve the expansion of our consumer lending business centered on SMBC Consumer Finance. In December 2011, the Bank made SMBC Consumer Finance its subsidiary with the completion of a tender offer. Following the tender offer, we subscribed for a third-party allotment of newly issued shares of SMBC Consumer Finance’s common stock. In April 2012, SMBC Consumer Finance became our wholly owned subsidiary upon the completion of a share exchange of shares of our common stock for SMBC Consumer Finance’s common stock, including the shares which the Bank owned.

ORIX Credit Corporation

In July 2009, the Bank acquired a 51% equity interest in ORIX Credit Corporation (“ORIX Credit”) as part of a collaborative initiative with ORIX, and ORIX Credit became a subsidiary of the Bank. ORIX Credit offered a wide range of card loan products, focusing on a card loan with a low interest rate and large credit line. However, in June 2012, the Bank transferred all of its shares of ORIX Credit to ORIX and as a result, ORIX Credit is no longer our subsidiary.

Others

In addition to the above companies, our subsidiary Sakura Card Co., Ltd., which is scheduled to be merged with Cedyna by April 2016, and our associate Pocket Card Co., Ltd. engage in the credit card business, and our subsidiary SMM Auto Finance, Inc. engages in automobile sale financing.

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

The Bank, through a separate bankruptcy-remote Cayman Islands subsidiary, has collateralized the obligations on the FLC and a portion of the SLC Series by buying $1.825 billion of Goldman Sachs demand notes and pledging those demand notes to Goldman Sachs. If Goldman Sachs activates an SLC Series that is not collateralized, the Bank through its Cayman Islands subsidiary will be required to purchase and pledge additional Goldman Sachs demand notes with a principal amount equal to the stated amount of that SLC Series. Subject to certain conditions, the Bank has the right to substitute as collateral high quality liquid securities for the Goldman Sachs demand notes.

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

Management Policies

In May 2011, we launched a medium-term management plan for the three years from the fiscal year ended March 31, 2012 to the fiscal year ended March 31, 2014, with the two management objectives as follows: “aim for top quality in strategic business areas” and “establish a solid financial base and corporate infrastructure to meet the challenges of financial regulations and the highly competitive environment.” The financial objectives and targets were also set with the aim of improving and seeking a balance between financial soundness, profitability and growth.

Our basic policies for the fiscal year ended March 31, 2014, the last year of the medium-term management plan were as follows: “proactively contribute to the revitalization of Japanese economy, and as a result achieve our growth” and “create new business models and challenge for ‘innovation’ in order to make the next leap forward.” We continued to proactively support the revitalization of Japanese economy through financing, and proceeded with the establishment of new business models to accommodate changes in the financial needs of our clients and business environment in order to achieve medium- to long-term growth. We also achieved objectives and financial targets that we set in the medium-term management plan.

In May 2014, we and the Bank announced our vision for the next decade and the new management goals for the three-year medium-term management plan through March 2017.

Vision for the Next Decade

Our vision for the next decade, in view of the changing business environment, including the growth of Asia’s emerging countries, the aging and shrinking Japanese population and global financial regulatory reform, is to become a global financial group that, by earning the highest trust of our customers, lead the growth of Japan and the Asian region. Specifically, we aim to achieve the following three points.

We aim to become a truly Asia-centric institution. Strengthening our business in Asia is the key strategy for realizing our vision in view of the high medium- to long-term growth potential of Asia’s emerging countries. We will proactively invest our resources in the region in order to become a leading financial group in Asia.

We aim to develop the best-in-class earnings base in Japan. Japan is a mature market but there are opportunities within the market segments and we aim to proactively contribute to the revitalization of the

Japanese economy by investing our resources in such growth areas and taking appropriate risks. At the same time, we intend to capture a high market share and build a solid earnings base by implementing specific strategies for enhancing our capability to meet our clients’ needs.

We aim to realize true globalization and continue to evolve our business model. We intend to expand our global franchise and implement measures to realize the true globalization of our corporate infrastructure that supports our growth. At the same time, we intend to continue to evolve our business model by anticipating changes in our business environment, both domestic and international.

Three-Year Management Goals

In the next three years, we aim to further evolve our client-centric business models, revise our portfolio structure, and enhance our client base with speed in order to achieve the sustainable growth of our top-line profit and further increase our enterprise value. We also set the following four goals for our three-year medium-term management plan as the first step toward realizing our vision.

Develop and evolve client-centric business models for main domestic and international businesses. The needs of our clients are becoming more diverse and sophisticated, and we are implementing a number of initiatives to meet their needs. We have revised our client segmentation and are implementing strategies and evolving business models accordingly, and allocating resources from the perspective of group optimization.

•

Large corporate business strategy. The activities of our large corporate clients are becoming more global, and cross-border, and accordingly, their financial needs are becoming bigger and more complex. We are creating a unique business model, Global-Corporate and Investment Banking (“G-CIB”) model, to meet their needs, thereby enhancing our client base and top-line profit.

•

Middle market and SME business strategy. In the middle and SME markets, where we have a number of strengths, we have revised the client segmentation and grouped clients based on attributes in order to fully meet the financial needs of each individual company. Further, under the newly launched Area system, we aim to comprehensively address needs of business owners both as corporate managers and as individuals, through one-stop-services.

•

Consumer banking business strategy. The financial needs of individuals are changing, under the circumstances of the accelerated shift from savings to investment, the arrival of the great era of inheritance, and changing lifestyles. We intend to meet their needs by implementing strategies based on a new client segmentation on a Group-wide basis and achieve the top business base in Japan.

•

Consumer finance and credit card business strategy. In the consumer finance business, we aim to expand the variety of our client base and achieve an overwhelming share in the domestic market through the integrated operation of the planning and promotion functions of SMBC and SMBC Consumer Finance. In the credit card business, we intend to reinforce our top-line profit by leveraging the strengths of Sumitomo Mitsui Card and Cedyna as bank-based and retail-based credit card companies, respectively. At the same time, we intend to pursue cost synergies by managing the business on a group basis through measures such as integrating the management platforms of the Group’s credit card companies.

•

International business strategy. In our international business, we intend to shift our business model in order to achieve sustainable growth by improving the efficiency of assets while depending less on lending volume. At the same time, we intend to enhance our global franchise. Specifically, we aim to strengthen multi-faceted transactions with globally operating non-Japanese corporate clients. To this end, we are enhancing our product line-up and promoting cross-selling by strengthening the transaction banking business, and revising our client coverage to a more global-based framework. Further, we will create a highly profitable asset portfolio by diversifying and flexibly rebalancing our portfolio.

•

Institutional investor business strategy. We intend to create a new business model to meet the needs of institutional investors by establishing a Group-wide framework, centered on the Bank and SMBC Nikko Securities, enhancing our ability to provide products to institutional investors and strengthening our capability to source, underwrite and distribute deals domestically and internationally.

•

IT and transaction banking business strategy. Information and communication technology (“ICT”) and transaction banking business are necessary underpinnings for creating new businesses, and we intend to offer new leading-edge services through various measures, including alliances with leading players in ICT.

Build a platform for realizing Asia-centric operations and capture growth opportunities. We aim to become a global financial group that, by earning the highest trust of our customers, leads the growth of Japan and the Asian region. This is our vision for the next decade and, to this end, we aim to steadily create a business platform in Asia, with the enhancement of our Asia business as the principal strategy for the whole group, and prioritize the allocation of resources, including human resources and infrastructure, to Asia.

Realize sustainable growth of top-line profit while maintaining soundness and profitability. Underpinned by the stable financial base built during the previous years, we intend to focus more on growth in the new medium-term management plan. We intend to achieve sustainable growth of our top-line profit by developing and evolving our business models and allocating resources to growth fields while continuing to focus on maintaining soundness and profitability.

Upgrade corporate infrastructure to support our next stage of growth. Our business is expanding globally and on a Group-wide basis, and we intend to strengthen our management platform to support our business growth. Specifically, we intend to globalize our organization and human resources and intensify group management. To this end, we recently established “Global Human Resources Department.” We also recently established “Diversity and Inclusion Committee” to promote diversity as we believe diversity is a source of competitiveness. We are also upgrading our risk management system.

Revenues by Region

The following table sets forth the percentage of our total operating income under IFRS for the fiscal years ended March 31, 2014, 2013 and 2012, based on the total operating income of our offices in the indicated regions. For each of the periods presented, we earned most of our total operating income in Japan, where we compete with other major Japanese banking groups and financial service providers. We earned the remainder in the Americas, Europe and Middle East, and Asia and Oceania, where we mainly compete with global financial institutions.

	For the fiscal year ended March 31,
	2014	2013	2012
Region:
Japan	78%	82%	88%
Foreign:
Americas	6%	4%	3%
Europe and Middle East	9%	7%	4%
Asia and Oceania (excluding Japan)	7%	7%	5%

Total	100%	100%	100%

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

The Financial Services Agency of Japan

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

In September 2013, the BCBS and the International Organization of Securities Commissions released the final framework for margin requirements for non-centrally cleared derivatives. This framework will require high quality liquid assets to be posted as margin on non-centrally cleared derivative transactions, which could adversely affect our liquidity position. The requirement will be phased in over a four-year period beginning in December 2015 with the largest, most active and most systemically important participants in the derivatives market, including us.

We were included in the list of G-SIFIs in 2011, 2012 and 2013. Because we have been identified as a G-SIFI, we are subject to, among other things, resolution-related requirements described in the FSB’s “Key Attributes of Effective Resolution Regimes for Financial Institutions.” In particular, the FSB has required the initial group of G-SIFIs to have in place a recovery and resolution plan, including a group-level plan, containing various specified elements, to be subject to regular resolvability assessments. The FSB revises and updates its list of G-SIFIs on an annual basis and G-SIFIs included on the list in November 2014 will be subject to an additional loss absorbency requirement that will be phased in from January 2016 with full implementation by January 2019. If we are identified as a G-SIFI in November 2014, we will be required to maintain 1% to 2.5% additional loss absorption capacity above the Basel III Common Equity Tier 1 capital minimum requirement of 7%, depending upon our systemic importance as determined by the FSB. Our required level of additional loss absorbency shown in both 2012 and 2013 was 1% of additional common equity as a percentage of risk-weighted assets. Furthermore, as a disincentive for banks facing the highest required level of Common Equity Tier 1 capital to “increase materially their global systemic importance in the future,” an additional 1% charge could be applied. Also beginning in November 2014, so long as we are identified as a G-SIFI, we will be subject to stronger supervisory mandates and higher supervisory expectations for risk management functions, data aggregation capabilities, risk governance and internal controls. The substance of this heightened supervision has not yet been fixed, but we anticipate that at a minimum any rules will contain more stringent reporting requirements and impose common frameworks for data aggregation and internal risk management processes on G-SIFIs. Under the Comprehensive Guidelines for Supervision of Financial Instruments Business Operators, etc., issued by the FSA, as part of crisis management, financial institutions identified as G-SIFIs must prepare and submit a recovery plan, which includes a description of events that would trigger implementation of the recovery plan and the analysis of the recovery options to the FSA, and the FSA must prepare the resolution plan for each G-SIFI.

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

In May 2010, the FIEA was amended, introducing a minimum capital adequacy requirement on a consolidated basis applicable to securities firms whose total assets exceed ¥1,000 billion. These amendments became effective from April 2011.

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

•

the Common Equity Tier 1 risk-weighted capital ratio becomes less than 4.0% but not less than 2.0% (to be increased as a transitional arrangement until it becomes less than 4.5% but not less than 2.25% from March 2015); or

•	the Tier 1 risk-weighted capital ratio becomes less than 5.5% but not less than 2.75% (to be increased until it becomes less than 6% but not less than 3% from March 2015).

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

•

the Common Equity Tier 1 risk-weighted capital ratio becomes less than 2.0% but not less than 1.0% (to be increased as a transitional arrangement until it becomes less than 2.25% but not less than 1.13% from March 2015); or

•	the Tier 1 risk-weighted capital ratio becomes less than 2.75% but not less than 1.38% (to be increased until it becomes less than 3% but not less than 1.5% from March 2015).

The FSA may order a bank to conduct any one of the following: (1) a capital increase; (2) a substantial reduction in its business; (3) a merger; or (4) abolishment of its banking business, if;

•	the total risk-weighted capital ratio of a bank with international operations declines to less than 2% but not less than 0%;

•

the Common Equity Tier 1 risk-weighted capital ratio becomes less than 1.0% but not less than 0% (to be increased as a transitional arrangement until it becomes less than 1.13% but not less than 0% from March 2015); or

•	the Tier 1 risk-weighted capital ratio becomes less than 1.38% but not less than 0% (to be increased until it becomes less than 1.5% but not less than 0% from March 2015).

The FSA may order the bank to suspend all or part of its business, if the total risk-weighted capital ratio, the Common Equity Tier 1 risk-weighted capital ratio or Tier 1 risk-weighted capital ratio of a bank with international operations declines below 0%.

The FSA may take actions similar to the actions the FSA may take with respect to a bank, if;

•	the total risk-weighted capital ratio of a bank holding company that holds a bank with international operations declines to levels below 8%;

•	the Common Equity Tier 1 risk-weighted capital ratio declines to levels below 4.0% (to be increased as a transitional arrangement until it becomes level below 4.5% from March 2015); or

•	the Tier 1 risk-weighted capital ratio declines to levels below 5.5% (to be increased as a transitional arrangement until it becomes level below 6% from March 2015).

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

Regulations for Stabilizing the Financial System

Deposit Insurance System

The Deposit Insurance Act was enacted to protect depositors when deposit-taking institutions fail to meet their obligations. The Deposit Insurance Corporation of Japan (“DIC”) implements the law and is supervised by the Prime Minister and the Minister of Finance. Subject to limited exceptions, the Prime Minister’s authority is delegated to the FSA Commissioner.

From April 2011 to March 2014, the DIC received annual insurance premiums from member deposit-taking institutions, amounting to 0.107% of deposits that bear no interest, are redeemable upon demand and are used by depositors primarily for payment and settlement purposes, and 0.082% of other deposits. From April 2014, they amounted to 0.108% and 0.081%, respectively. Beginning from April 2012, if there are no member deposit-taking institutions failures during each fiscal year, a certain amount is to be reimbursed to the member institutions. For the fiscal years ended March 31, 2014 and 2013, the amounts equivalent to 0.018% of deposits primarily for payment and settlement purposes, and 0.014% of other deposits were reimbursed to the member institutions as none of the member financial institutions failed.

Premiums held by the DIC may be either deposited at deposit-taking institutions or used to purchase marketable securities. The insurance money may be paid out to depositors in case of a suspension of repayments of deposits, banking license revocation, dissolution or bankruptcy of a bank. Payouts are generally limited to a maximum of ¥10 million of principal amount together with any interest accrued with respect to each depositor. Only non-interest-bearing deposits that are redeemable upon demand and used by depositors primarily for payment and settlement functions are protected in full.

City banks (including the Bank), regional banks (including member banks of the second association of regional banks), trust banks, credit associations, credit cooperatives, labor banks and Japan Post Bank participate in the deposit insurance system on a compulsory basis.

The Deposit Insurance Act also provides a permanent system for resolving failed deposit-taking institutions.

The basic method for resolving a failed deposit-taking institution under the Deposit Insurance Act is cessation of the business by paying insurance money to depositors up to the principal amount of ¥10 million plus accrued interest per depositor, or pay-off or transfer of the business to another deposit-taking institution, with financial assistance provided within the cost of pay-off. Under the Deposit Insurance Act, transfer of business is regarded as the primary method. In order to affect a prompt transfer of business, the following framework has been established:

•

a Financial Reorganization Administrator is appointed by the FSA Commissioner and takes control of the management and assets of the failed deposit-taking institution. The administrator is expected to diligently search for a deposit-taking institution which will succeed to the business of the failed institution;

•

if no successor deposit-taking institution can be immediately found, a “bridge bank” will be established by the DIC for the purpose of temporarily maintaining the operations of the failed deposit-taking institution, and the bridge bank will seek to transfer the failed deposit-taking institution’s assets to another deposit-taking institution or dissolve the failed deposit-taking institution; and

•

in order to facilitate or encourage a deposit-taking institution to succeed to a failed business, financial aid may be provided by the DIC to any successor deposit-taking institution to enhance its capital after succession or to indemnify it for losses incurred as a result of the succession.

Where it is anticipated that the failure of a deposit-taking institution may cause an extremely grave problem in maintaining the financial order in Japan or the region where the deposit-taking institution is operating, the following exceptional measures may be taken following deliberation by Japan’s Financial Crisis Response Council:

•

the DIC may subscribe for shares or other instruments issued by the relevant deposit-taking institution or the holding company thereof and require the institution to submit to the DIC a plan to reestablish sound management (Item 1 measures) (dai ichigo sochi);

•	once the deposit-taking institution fails, financial aid exceeding the cost of pay-off may be available to the institution (Item 2 measures) (dai nigo sochi); and

•	if the failed institution is a bank and the problem cannot be avoided by other measures, then the DIC may acquire all of the shares of the bank (Item 3 measures) (dai sango sochi).

In order to fund the above-mentioned activities, the DIC may borrow from financial institutions or issue bonds which may be guaranteed by the Government of Japan.

In addition, on June 12, 2013, a bill to amend the Deposit Insurance Act which includes establishment of a new orderly resolution regime of financial institutions was enacted and became effective on March 6, 2014. Financial institutions including banks, securities companies and insurance companies and their holding companies will be subject to the new resolution regime that includes, among others, the following features.

Under the new resolution regime, where the Prime Minister recognizes that the failure of a financial institution which falls into either of (a) or (b) below may cause significant disruption in the financial markets or other financial systems in Japan if measures described in (a) (specified Item 1 measures) (tokutei dai ichigo sochi) or measures described in (b) (specified Item 2 measures) (tokutei dai nigo sochi) are not taken, the Prime Minister may confirm that any of the following measures need to be applied to the financial institution following deliberation by Japan’s Financial Crisis Response Council:

(a) if the financial institution is not a financial institution whose liabilities exceed its assets, which means it is unable to fully perform its obligations with its assets, the DIC shall supervise the operation of business and management and disposal of assets of that financial institution, and may provide it with loans or guarantees necessary to avoid the risk of significant disruption in the financial systems in Japan, or subscribe for shares or subordinated bonds of, or lend subordinated loans, to the financial institutions, taking into consideration the financial conditions of the financial institution;

(b) if the financial institution is a financial institution whose liabilities exceed or are likely to exceed its assets or which has suspended or is likely to suspend payment of its obligations, the DIC shall supervise the operation of business and management and disposal of assets of that financial institution and may provide financial aid necessary to assist a merger, business transfer, corporate split or other reorganization in respect to such failed financial institution; and

if a measure set out in (b) above is determined to be taken with respect to a financial institution, the Prime Minister may order that the financial institution’s operations of business and management and disposal of assets be placed under the control of the DIC. The business or liabilities of the financial institution subject to the supervision by the DIC as set forth above may also be transferred to a “bridge bank” established by the DIC for the purpose of the temporary maintenance and continuation of operations of, or repayment of the liabilities of, such financial institution, and the bridge bank will seek to transfer the financial institution’s business or liabilities to another financial institution or dissolve the financial institution. The financial aid provided by the DIC to assist a merger, business transfer, corporate split or other reorganization in respect to the financial institution set out in (b) above may take the form of a monetary grant, loan or deposit of funds, purchase of assets, guarantee or assumption of debts, subscription of preferred stock or subordinated bonds, subordinated loan, or loss sharing.

The expenses for implementation of the measures for these crisis management operations will be borne by the financial industry; provided, however, the Government of Japan may provide subsidies to the DIC within the limit to be specified in the government budget in cases where it is likely to cause extremely serious hindrance to the maintenance of the credit system in Japan or significant turmoil in the financial market or other financial system of Japan if such expenses are to be borne only by the financial industry.

On March 6, 2014, the FSA made an announcement clarifying the requirement of loss absorbency at the point of non-viability for additional Tier 1 instruments and Tier 2 instruments under Basel III issued by banks and bank holding companies. According to the announcement, (i) additional Tier 1 instruments and Tier 2 instruments under Basel III issued by a bank must be written-down or converted into common shares when the Prime Minister of Japan confirms (nintei) that the above-described “Item 2 measures (dai nigo sochi),” “Item 3 measures (dai sango sochi),” or “specified Item 2 measures (tokutei dai nigo sochi)” need to be applied to the bank and (ii) additional Tier 1 instruments and Tier 2 instruments under Basel III issued by a bank holding company must be written-down or converted into common shares when the Prime Minister of Japan confirms (nintei) that the above-described “specified Item 2 measures (tokutei dai nigo sochi)” need to be applied to the bank holding company. The FSA also stated in the announcement that the trigger event for loss absorbency at the point of non-viability with respect to such instruments should be construed in accordance with the then effective financial crisis response framework for banks and bank holding companies that have failed or are likely to fail, since the purpose of such write-down or conversion required under Basel III is to ensure that all classes of these capital instruments fully absorb losses at the point of non-viability before taxpayers are exposed to loss.

Special Measures Act Concerning Facilitation of Reorganization by Financial Institutions, Etc.

Under the Special Measures Act Concerning Facilitation of Reorganization by Financial Institutions, Etc.: (1) for one year after the merger or transfer of the entire business of a deposit-taking institution, the maximum amount to be covered by the deposit insurance will be ¥10 million multiplied by the number of parties to the merger or business transfer; and (2) the procedures are simplified to a certain extent in connection with the transfer of an entire business or a merger with another deposit-taking institution by a deposit-taking institution that is made in accordance with a management base-strengthening plan that has been approved by the Government of Japan.

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

The Act Concerning Payment of Dividends for Relief of Damages from Funds in Account used in connection with Crimes requires that financial institutions take appropriate measures against various crimes including the closing of accounts used in connection with fraud and other crimes. The law also requires financial institutions to make, in accordance with specified procedures, payments from funds collected from the closed accounts to victims of certain crimes.

Act on Prevention of Transfer of Criminal Proceeds

Under the Act on Prevention of Transfer of Criminal Proceeds, which addresses money laundering and terrorism concerns, financial institutions and certain other entities, such as credit card companies, are required to perform customer identification, submit suspicious transaction reports and keep records of their transactions.

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

An amendment to the FIEA was promulgated in September 2012 in order to, among other things, facilitate the establishment of a “Comprehensive Exchange,” in which securities, financial derivatives and commodity derivatives are traded comprehensively. It enables Financial Instruments Exchanges to trade commodity derivatives to enhance user convenience. The FSA conducts supervision of the “Comprehensive Exchange.” The amendment with regard to the “Comprehensive Exchange” became effective on March 11, 2014.

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

Deregulation of Bank Engagement in the Securities Business

The gradual relaxation of the restrictions under the Securities and Exchange Act allowed banks to engage in the following business lines, after taking appropriate registration measures with the FSA:

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

Regulations in the United States

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

The Bank’s New York branch is supervised by the Federal Reserve Bank of New York and the New York Department of Financial Services, but its deposits are not insured (or eligible to be insured) by the Federal Deposit Insurance Corporation (“FDIC”). The Bank’s Los Angeles and San Francisco branches are supervised by the Federal Reserve Bank of San Francisco and the California Department of Business Oversight, but their deposits are not insured (or eligible to be insured) by the FDIC. The Bank’s representative office in Houston is subject to regulation and examination by the Texas Department of Banking and the Federal Reserve Bank of Dallas.

The Bank and SMFG are qualifying foreign banking organizations under the U.S. International Banking Act of 1978 as amended (“International Banking Act”), and as such are subject to regulation as bank holding companies under the Bank Holding Company Act. Additionally, the Bank and SMFG are bank holding companies by virtue of their ownership of Manufacturers Bank. As a result, the Bank, SMFG and their U.S. operations are subject to regulation, supervision and examination by the Federal Reserve Board as their U.S. “umbrella supervisor.”

Manufacturers Bank is a California state-chartered bank that is not a member of the Federal Reserve System. As a state non-member bank the deposits of which are insured by the FDIC, Manufacturers Bank is subject to regulation, supervision and examination by the FDIC and the California Department of Business Oversight.

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

As financial holding companies, we, the Bank and the companies under our control are permitted to engage in a broader range of activities in the U.S. and abroad than permitted for bank holding companies and their subsidiaries. Unless otherwise limited by the Federal Reserve Board, financial holding companies generally can engage, directly or indirectly in the U.S. and abroad, in financial activities, either de novo or by acquisition, by providing after-the-fact notice to the Federal Reserve Board. These financial activities include underwriting and dealing in securities, insurance underwriting and brokerage and making investments in non-financial companies for a limited period of time, as long as the financial holding company does not directly or indirectly manage the non-financial companies’ day-to-day activities, and the financial holding company’s banking subsidiaries engage only in permitted cross-marketing with the non-financial companies. If we or the Bank cease to qualify as financial holding companies, we could be barred from new financial activities or acquisitions, and have to discontinue the broader range of activities permitted to financial holding companies.

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

Regulatory Requirements applicable to Financial Holding Companies

As financial holding companies, we and the Bank are subject to additional regulatory requirements. For example, we, the Bank and Manufacturers Bank, which is our U.S. insured depository institution subsidiary, must be “well capitalized,” meaning maintenance of a Tier 1 risk-based capital ratio of at least 6% and a total risk-based capital ratio of at least 10% under the revised capital standards of Basel III, which will become effective on January 1, 2015 in the U.S. In addition, we, the Bank and Manufacturers Bank must be “well managed,” including maintenance of examination ratings that are at least satisfactory. Further, the Bank is also required to be well capitalized and well managed under its home country standards, which must be comparable to those required for a U.S. bank. Failure to comply with such requirements would require us and the Bank to prepare a remediation plan, and we would not be able to undertake new business activities or acquisitions based on our status as a financial holding company during any period of noncompliance without the prior approval of the Federal Reserve Board. Divestiture or termination of certain business activities in the U.S. may also be required as a consequence of failure to correct such conditions within 180 days.

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

Implementation of the Dodd-Frank Act is taking place through detailed rulemaking over multiple years by various regulators, including the Office of the Comptroller of the Currency (“OCC”), the Federal Reserve Board, the SEC, the FDIC, the Commodity Futures Trading Commission (“CFTC”), the Financial Stability Oversight Council and the Consumer Financial Protection Bureau. Although the final details, impact and timing of certain of the implementing rules remain uncertain, complying with the final rules could result in additional costs, or restrict or otherwise affect the way we conduct our business.

In December 2013, the Federal Reserve Board, the SEC, the OCC, the FDIC, and the CFTC adopted final rules implementing what is known as the “Volcker Rule,” which extended the conformance period until July 21, 2015. The final rules require banking entities to conform to certain restrictions on proprietary trading activities, hedge fund and private equity fund activities and certain other enumerated investment restrictions, but contain a number of exclusions and exemptions that substantially limit their extraterritorial reach. Although complying with the final rules could result in additional costs, or restrict or otherwise affect the way we conduct our business, the impact remains uncertain.

The Dodd-Frank Act provides regulators with tools to impose greater capital, leverage and liquidity requirements and other prudential standards, particularly for financial institutions that pose significant systemic risk and bank holding companies with assets of $50 billion or more. In imposing heightened prudential standards on non-U.S. financial institutions such as us and the Bank, the Federal Reserve Board is directed to take into account the principle of national treatment and equality of competitive opportunity, and the extent to which the non-U.S. bank holding company is subject to comparable home country standards.

On February 18, 2014, the Federal Reserve Board adopted final rules that will apply enhanced prudential standards to the U.S. operations of large non-U.S. banking organizations, including us. The final rules, effective July 1, 2016, will require large non-U.S. banking organizations, such as us, to certify that they are subject to home country capital standards that are broadly consistent with the Basel capital framework, including Basel III; conduct home country capital stress tests that are comparable to U.S. standards; comply with a qualitative liquidity framework, including, among other things, a U.S. liquidity buffer requirement for its U.S. branches and agencies based on the results of internal liquidity stress testing; and establish a U.S. risk committee that understands the risk management policies and framework of its U.S. operations and has a general understanding of the risk management practices of the U.S. operations.

Under the final rules, non-U.S. banking organizations with combined U.S. assets (excluding assets held by its U.S. branches and agencies) of $50 billion or more, will be required to establish a separately capitalized top-tier U.S. intermediate holding company. However, this requirement will not apply to us. The final rules for single counterparty credit limits and for early remediation have yet to be promulgated.

Effective in July 2011, the Dodd-Frank Act removed a longstanding prohibition on the payment of interest on demand deposits by Manufacturers Bank and the Bank’s three branches in the United States. In addition, the Dodd-Frank Act requires that the lending limits take into account credit exposure arising from derivative transactions and securities lending, securities borrowing, and repurchase agreements and reverse repurchase agreements with counterparties. In June 2013, the OCC adopted the final rules that implement these new lending limits, and compliance with these new lending limits is required for our New York, Los Angeles and San Francisco branches from October 1, 2013, in addition to existing state lending limits that apply to the branches. Additionally, as a California state-chartered bank, Manufacturers Bank is subject to state lending limits, which also apply to credit exposure arising from derivative transactions.

Furthermore, the Dodd-Frank Act provides for an extensive framework for the regulation of OTC derivatives, including mandatory clearing, exchange trading and transaction reporting of certain OTC derivatives. In October 2012, the final joint rules of the CFTC and the SEC that further define “swap” and “security based swap” became effective. As a result, certain entities are required to register with the CFTC as “swap dealers” or “major swap participants” and our subsidiary, SMBC Capital Markets, Inc., became provisionally registered as a swap dealer on or around December 31, 2012. While some of the U.S. swaps requirements are already final and effective, others are subject to further rulemaking or deferred compliance dates. Mandatory clearing, trade execution and reporting requirements for swaps began to take effect in the first half of 2013.

Furthermore, the Dodd-Frank Act requires the SEC to establish rules requiring issuers with listed securities, which may include non-U.S. private issuers such as us, to establish a “clawback” policy to recoup previously awarded compensation in the event of an accounting restatement. The Dodd-Frank Act also grants the SEC discretionary rule-making authority to impose a new fiduciary standard on brokers, dealers and investment advisers, and expands the extraterritorial jurisdiction of U.S. courts over actions brought by the SEC or the United States with respect to violations of the antifraud provisions in the Securities Act of 1933, the Securities Exchange Act of 1934 and the Investment Advisers Act of 1940.

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

In December 2011, the U.S. government adopted Section 1245 of the 2012 NDAA, which broadened the range of sanctionable transactions to include conducting or facilitating “significant financial transactions” with the Central Bank of Iran or other Iranian financial institutions designated for sanctions under the International Emergency Economic Powers Act in connection with Iran’s weapons of mass destruction proliferation or support for international terrorism.

In addition, in July 2012, Executive Order 13622 as amended, authorizes the U.S. Secretary of the Treasury, in consultation with the U.S. Secretary of State, to impose correspondent account sanctions on any foreign financial institution that knowingly conducts or facilitates a significant financial transaction with the National Iranian Oil Company or Naftiran Intertrade Company, or that knowingly conducts or facilitates a significant transaction for the purchase, acquisition, sale, transport or marketing of petroleum, petroleum products or petrochemical products from Iran, with certain exceptions.

Further, in August 2012, the President signed the ITRA into law, which strengthens existing sanctions on Iran, especially those aimed at third-country nationals engaging in business with Iran, and includes measures relating to human rights abuses in Iran and Syria. It exposes non-U.S. persons to possible sanctions if they engage in specified activities relating to Iran.

In addition, the IFCA, which is included in the U.S. National Defense Authorization Act for Fiscal Year 2013, imposes, among other things, new sanctions against the energy, shipping and shipbuilding sectors of Iran, as well as Iranian port operators, and the sale, supply or transfer to or from Iran of certain precious and other metals and materials. Executive Order 13645 targets, among other things, the automotive sector of Iran and transactions in Iran’s currency, the rial. The IFCA and Executive Order 13645 provide for the imposition of sanctions on persons, including foreign financial institutions, that knowingly engage in activities related to the sectors and conduct targeted by the IFCA and Executive Order 13645, and activities involving certain Iranian persons included on the Specially Designated Nationals and Blocked Persons List maintained by OFAC.

The U.S. Secretary of State announced on March 20, 2012 that Japan was among a number of countries that had significantly reduced the volume of crude oil purchases from Iran, and that therefore the 2012 NDAA sanctions would not apply to Japanese financial institutions for a period of 180 days, which period could be renewed based on ongoing reductions in crude oil purchases from Iran. The NDAA Exception was renewed on September 14, 2012, March 13, 2013, and September 6, 2013. The NDAA Exception, which was subject to certain restrictions, also exempted Japanese financial institutions from sanctions under certain provisions of Executive Order 13622, the IFCA, and Executive Order 13645.

On January 20, 2014, the United States Government issued certain temporary sanctions waivers as part of the JPOA among the P5 + 1 and Iran (“JPOA Waivers”). While in effect, the JPOA Waivers supersede the NDAA Exception, which expired on March 5, 2014. The effective period of the JPOA Waivers (“JPOA Period”) was originally from January 20, 2014 through July 20, 2014 (the “Initial JPOA Period”). On July 18, 2014, the P5 +1 and Iran extended the JPOA Period until November 24, 2014. Pursuant to the JPOA Waivers, the United States Government will not seek further reductions in the volumes of Iranian crude oil purchased by current authorized purchasers, including Japan, during the JPOA Period. Additionally, non-U.S. financial institutions, such as ourselves, that engage in certain transactions initiated and completed during the JPOA Period relating to exports of Iranian petrochemical products, petroleum and petroleum products, Iran’s automotive sector, Iran’s trade in gold and precious metals, and the supply and installation of certain spare parts and services for civil aircraft in Iran will not be targeted for secondary sanctions under U.S. law, pursuant to the JPOA Waivers. It is uncertain whether the United States Government will further extend the JPOA Period (and thereby, the JPOA Waivers) or grant a new NDAA exception with respect to Japanese financial institutions at the expiration of the JPOA Period.

As part of the JPOA, the P5 + 1 and Iran agreed on a process to authorize or facilitate the release in installments over the Initial JPOA Period of $4.2 billion of Iran’s restricted funds held in banks outside Iran and outside the United States, contingent on Iran fulfilling its commitments under the JPOA. The United States Government worked with non-U.S. financial institutions to implement the release of such funds to Iran. As part of the extension of the JPOA Period to November 24, 2014, the P5 + 1 has agreed to allow Iran access to an additional $2.8 billion of its restricted assets, to be released in tranches. In addition, the JPOA, among other things, provides establishment of a financial channel to facilitate humanitarian trade for Iran’s domestic needs using Iranian oil revenues held abroad. For a description of the remittances the Bank conducted in connection with the export of humanitarian goods to Iran under applicable laws and regulations, see “—Disclosure Pursuant to Section 13(r) of the Securities Exchange Act of 1934.”

Foreign Account Tax Compliance Act

Provisions of the Foreign Account Tax Compliance Act (“FATCA”), which became effective on July 1, 2014, aim to prevent U.S. persons from hiding their financial assets or evading their U.S. tax obligation by the use of offshore accounts. A foreign financial institution that has entered into an agreement with the U.S. Internal Revenue Service (“IRS”) pursuant to which it agrees to comply with FATCA, referred to as a “participating foreign financial institution” (“PFFI” ), is required to perform specified due diligence, reporting and withholding functions (a “PFFI agreement”). Specifically, under FATCA, a PFFI is required to ascertain the U.S. taxpayer status of customers through specified due diligence and report certain information annually to the IRS. In cases where customers are not compliant with FATCA, PFFIs are obligated to carry out specified reporting and withholding procedures as prescribed. The consequences for foreign financial institutions that are not compliant with FATCA include being subjected to a 30% withholding tax on certain withholdable payments from U.S. sources and reporting to the IRS.

By July 1, 2014, the United States has announced an intention to enter into intergovernmental agreements with more than 90 countries in furtherance of the objectives of FATCA, which may modify the operation of FATCA with respect to financial institutions located in those countries. On June 11, 2013 the United States and Japan entered into an intergovernmental agreement to facilitate the implementation of FATCA pursuant to which Japanese financial institutions (such as us and certain of our group companies) are directed by the Japanese authorities to register with the IRS and fulfill obligations consistent with those required under a PFFI agreement. We are committed to complying with FATCA as a PFFI and abiding by the terms of the PFFI agreement with the IRS within the jurisdictions in which we operate and in accordance with the time frame set out by the IRS. A Group-wide FATCA compliance program has been established and continues to progress with the timely completion of FATCA registration of our group companies with the IRS in May 2014, followed by implementation of specified procedures for due diligence, reporting, and withholding from July 1, 2014. We intend to closely monitor FATCA developments and evolving industry practices to ensure continued compliance with FATCA moving forward.

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

Disclosure Pursuant to Section 13(r) of the Securities Exchange Act of 1934

Section 13(r) of the Securities Exchange Act of 1934, as amended, requires an issuer to disclose whether it or any of its affiliates knowingly engaged in certain activities or transactions relating to Iran or with individuals or entities designated by the U.S. government under specified Executive Orders, even if those activities are not prohibited by U.S. law and are conducted outside the United States by non-U.S. affiliates. During the twelve months ended March 31, 2014, one affiliate of SMFG, SMBC, engaged in activities subject to disclosure under section 13(r). SMBC conducted these activities consistent with its internal policies and procedures, the policies and procedures of SMFG, and applicable laws and regulations.

SMBC issued letters of credit and provided remittance and other settlement services in connection with customers’ trade transactions between Japan and Iran. These transactions principally involved the importation of oil into Japan or exportation of civilian commercial products from Japan and were conducted with Iranian banks. Under the exception for Japanese financial institutions under the 2012 NDAA, SMBC supported a Japanese importing company by paying bills of exchange in connection with imports of crude oil from an Iranian oil company designated under Executive Order 13382. These transactions did not involve the settlement of U.S. dollar-denominated payments cleared through U.S. banks. SMBC has informed SMFG that it intends to continue to engage in these types of transactions on a limited basis to the extent permitted under applicable regulations. For the twelve months ended March 31, 2014, the gross revenue related to these transactions was ¥14.1 million, representing about 0.0005% of SMFG’s total interest and fee income. SMFG does not allocate direct costs to interest and fee income and therefore does not calculate net profits with respect to these transactions.

In addition, in accordance with the JPOA, SMBC has conducted certain settlement services related to humanitarian trades with Iran. We are voluntarily disclosing such transactions, although we do not believe those transactions are subject to disclosure under Section 13(r) of the Securities Exchange Act of 1934. The JPOA provides for the establishment of a financial channel to facilitate humanitarian trade for Iran’s domestic needs using Iranian oil revenues held abroad. The overall framework to provide these services is based on an agreement between the U.S. and Japanese authorities and was reviewed by U.S. and Japanese authorities for compliance with applicable laws and regulations. The services provided under the framework are permitted under certain conditions; the remittance must be in Japanese Yen through a “Special Purpose Account” for humanitarian trade; and the sellers of the humanitarian goods, namely food, agricultural products, medicines and medical devices, are limited to Japanese entities and entities permitted by U.S. regulators. To facilitate the export of humanitarian goods to Iran, at the request of U.S. and Japanese regulators and with the written authorization of the U.S. Government, SMBC has provided remittances in connection with the export of humanitarian goods to Iran starting in March 2014. These transactions were conducted through the use of yen accounts maintained with SMBC in Japan by some Iranian financial institutions that are not designated under Executive Order 13382 or 13224, nor controlled by the Iranian government. These transactions did not involve U.S. dollars or clearing services of U.S. banks for the settlement of payments. SMBC intends to continue to provide these remittance and other settlement services in connection with the exports of humanitarian goods to Iran to the extent that U.S. and Japanese regulators continue to make such requests, and that the services are permitted under applicable laws and regulations.

In the past, SMBC has issued performance bonds that supported various projects, including the construction of petroleum plants in Iran. Some of these performance bonds may have had counterparties that were entities or instrumentalities of the Government of Iran, or were issued through Iranian banks that have since been designated under Executive Order 13382 or 13224. All of these performance bonds have matured, and SMBC has not renewed and will not renew them, but SMBC continues to have obligations under the matured performance bonds until they are returned or cancelled by the beneficiaries. In connection with a beneficiary’s cancellation of a performance bond, SMBC paid a cancellation fee of ¥0.1 million in Japanese yen, with the authorization of the Ministry of Finance of Japan, to an Iranian bank that is designated under Executive Order 13382. SMBC has also received fees from its customers on whose behalf it issued the performance bonds. For the twelve months ended March 31, 2014, the gross revenue relating to these transactions was ¥27.5 million, representing less than 0.0011% of SMFG’s total interest and fee income. As noted above, SMFG does not allocate direct costs to interest and fee income and therefore does not calculate net profits with respect to these transactions. SMBC has informed SMFG that it intends to continue to accept fee income from its customers for whose account the performance bonds were issued and to pay the relevant fees to the Iranian banks, to the extent authorized by the Ministry of Finance of Japan or otherwise permitted under applicable regulations, until the bonds are returned or cancelled. However, SMBC strongly urges the relevant customers to ask the beneficiaries to agree to return or cancel these performance bonds.

SMBC has frozen all accounts of Iranian banks designated under Executive Order 13382 or 13224 pursuant to Japanese foreign exchange laws, and has frozen U.S. dollar accounts of other Iranian banks. During the twelve months ended March 31, 2014, SMBC withdrew a fee of less than ¥0.1 million for issuance of bank certification of deposit from one of these frozen accounts with the authorization of the Ministry of Finance of Japan. SMBC still maintains two Japanese yen accounts of government-owned Iranian banks, including an account for the Central Bank of Iran, and certain transactions described above were conducted through the use of such accounts. These transactions were conducted in accordance with Japanese law, and we do not believe that the transactions were sanctionable under U.S. sanctions, due to the exception for Japanese financial institutions under the 2012 NDAA and JPOA Waivers that were in effect at the time the transactions occurred. For a description of the exception under the 2012 NDAA and JPOA Waivers described in this paragraph, see “—Regulations in the United States—Laws Prohibiting Money Laundering and Terrorist Financing.” The gross revenue attributable to the accounts of government-owned Iranian banks for the twelve months ended March 31, 2014, was less than ¥0.1 million, representing less than 0.0001% of SMFG’s total interest and fee income. SMFG does not allocate direct costs to interest and fee income and therefore does not calculate net profits with respect to these transactions. SMBC has informed SMFG that it intends to continue to maintain the Iranian accounts described above to the extent permitted under applicable laws and regulations.

Between 2001 and 2006, prior to changes in applicable laws and regulations, SMBC made loans to Japanese-owned entities involved in financing the development of petroleum-related projects in Iran that may have been commissioned by the Government of Iran. No additional loans have been extended since then, and none will be. The loans have matured, but one such borrower still owes SMBC an overdue balance of less than $150 thousand, representing less than 0.0001% of the total value of SMFG’s total outstanding loans. For twelve months ended March 31, 2014, the gross revenue with respect to these loans was less than $3 thousand, representing less than 0.0001% of SMFG’s total interest and fee income. The expense and credit cost with respect to these loans was $26 thousand, representing less than 0.0002% of SMFG’s total impairment charges and operating expenses. SMBC has informed SMFG that it intends to continue to accept repayment from the borrower, to the extent permitted under applicable laws and regulations.

As of the date of this annual report, to our knowledge, there are no other activities for the twelve months ended March 31, 2014 that require disclosure under Section 13(r) of the Securities Exchange Act of 1934.

4.C.    ORGANIZATIONAL STRUCTURE

The following chart presents our corporate structure summary at March 31, 2014.

(1)	The Japan Net Bank became our associate in April 2014, due to a decrease in our proportion of voting rights.
(2)	These companies are our associates.
(3)	These business units were reorganized into the Retail Banking Unit and the Wholesale Banking Unit on April 1, 2014.

As the ultimate holding company of the Group, we are responsible for:

•	group strategy and management;

•	group resource allocation;

•	group financial accounting;

•	investor relations;

•	capital strategy;

•	group IT strategy;

•	HR management for group executives;

•	group risk management and compliance;

•	compensation schemes; and

•	efficiently harmonizing our operations on a Group-wide basis.

Principal Subsidiaries

Our principal subsidiaries at March 31, 2014 are shown in the list below. We consolidate all entities that we control. We control an entity when we are exposed, or have rights, to variable returns from our involvement with the entity and have the ability to affect those returns through our power over the entity.

Principal domestic subsidiaries

Company Name	Proportion of Ownership Interest(1)	Proportion of Voting Rights(1)		Main Business
	(%)	(%)
Sumitomo Mitsui Banking Corporation	100.0	100.0		Commercial banking
THE MINATO BANK, LTD.	6.0	46.4	(2)(3)	Commercial banking
Kansai Urban Banking Corporation	59.8	60.1		Commercial banking
The Japan Net Bank, Limited(4)(5)	41.1	61.4		Internet banking
SMBC Trust Bank Ltd.	100.0	100.0		Trust Banking
SMBC Guarantee Co., Ltd.	100.0	100.0		Credit guarantee
Sumitomo Mitsui Finance and Leasing Company, Limited	60.0	60.0		Leasing
SMBC Nikko Securities Inc.	100.0	100.0		Securities
SMBC Friend Securities Co., Ltd.	100.0	100.0		Securities
Sumitomo Mitsui Card Company, Limited	65.9	65.9		Credit card
Cedyna Financial Corporation	100.0	100.0		Credit card and consumer credit
SMBC Consumer Finance Co., Ltd.	100.0	100.0		Consumer lending
SAKURA CARD CO., LTD.	100.0	100.0		Credit card
SMM Auto Finance, Inc.	56.0	56.0		Automobile sales financing
SMBC Finance Service Co., Ltd.	100.0	100.0		Collecting agent and factoring
The Japan Research Institute, Limited	100.0	100.0		System development, data processing, management consulting and economic research
SAKURA KCS Corporation	50.2	50.2		System engineering and data processing
Financial Link Co., Ltd.	100.0	100.0		Data processing service and consulting
SMBC Venture Capital Co., Ltd.	40.0	40.0	(3)	Venture capital
SMBC Consulting Co., Ltd.	100.0	100.0		Management consulting and information services
Japan Pension Navigator Co., Ltd.	69.7	69.7		Operational management of defined contribution pension plans

(1)	Percentages of proportion of ownership interest and proportion of voting rights have been truncated.
(2)	We have a 6.0% direct holding in THE MINATO BANK, LTD., and can control a further 40.4% of the voting rights held by the Bank’s retirement benefit trust under contractual agreements between the Bank and the retirement benefit trust.
(3)	These companies are accounted for as subsidiaries, despite our holdings of less than 50% of the voting rights, because we are able to govern the financial and operating policies of these companies under a statute or an agreement, or by delegating the majority of the members of the board of directors.
(4)	Our proportion of ownership interest in The Japan Net Bank, Limited was 41.1% at March 31, 2014, which was different from our proportion of voting rights, because The Japan Net Bank, Limited had issued non-voting shares.
(5)	The Japan Net Bank, Limited became our associate in April 2014, due to a decrease in our proportion of voting rights.

Principal foreign subsidiaries

Company Name	Country of Incorporation	Proportion of Ownership Interest(1)	Proportion of Voting Rights(1)	Main Business
		(%)	(%)
Sumitomo Mitsui Banking Corporation Europe Limited	U.K.	100.0	100.0	Commercial banking
Sumitomo Mitsui Banking Corporation (China) Limited	China	100.0	100.0	Commercial banking
Manufacturers Bank	U.S.A.	100.0	100.0	Commercial banking
Sumitomo Mitsui Banking Corporation of Canada	Canada	100.0	100.0	Commercial banking
Banco Sumitomo Mitsui Brasileiro S.A.	Brazil	100.0	100.0	Commercial banking
ZAO Sumitomo Mitsui Rus Bank	Russia	100.0	100.0	Commercial banking
PT Bank Sumitomo Mitsui Indonesia	Indonesia	98.4	98.4	Commercial banking
Sumitomo Mitsui Banking Corporation Malaysia Berhad	Malaysia	100.0	100.0	Commercial banking
SMBC Leasing and Finance, Inc.	U.S.A.	100.0	100.0	Leasing
SMBC Aviation Capital Limited	Ireland	90.0	90.0	Leasing
SMBC Nikko Securities America, Inc.	U.S.A.	100.0	100.0	Securities
SMBC Nikko Capital Markets Limited	U.K.	100.0	100.0	Securities
SMBC Capital Markets, Inc.	U.S.A.	100.0	100.0	Derivatives

(1)	Percentages of proportion of ownership interest and proportion of voting rights have been truncated.

4.D.    PROPERTY, PLANT AND EQUIPMENT

The assets for rent we own for the purpose of operating lease mainly consists of the aircraft for leasing business. We own or lease the land and buildings in which we conduct our business. Most of the property that we operate in Japan is owned by us to be used by our branches. In contrast, our international operations are conducted out of leased premises. Our head office building in Marunouchi is leased from a third party. Our largest property is the site of the Bank’s former Otemachi head office, with a net carrying value of ¥123 billion at March 31, 2014. The redevelopment of such property started in April 2011 and is expected to be completed in February 2015.

The following table shows the net carrying amount of our tangible fixed assets at March 31, 2014.

At March 31, 2014
(In millions)
Assets for rent	¥1,158,418
Land	467,806
Buildings	290,474
Leased assets	8,530
Others	153,699

Total	¥2,078,927

For more information, see Note 12 “Property, Plant and Equipment” and Note 38 “Assets Pledged and Received as Collateral” to our consolidated financial statements included elsewhere in this annual report.

The total area of land related to our material office and other properties at March 31, 2014 was approximately 718,000 square meters for owned land and approximately 17,000 square meters for leased land.

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

For the fiscal year ended March 31, 2014, Japanese gross domestic product (“GDP”) increased by 2.3%, compared with an increase of 0.7% in the previous fiscal year, based on data published in June 2014 by the Cabinet Office of the Government of Japan.

For the first half of the fiscal year ended March 31, 2014, the Japanese economy continued its gradual recovery. Quarter-on-quarter growth rates of Japanese GDP were 0.7% for the period from April to June 2013 and 0.3% for the period from July to September 2013. For the second half of the fiscal year, resilient private consumption, a pick-up in private investment, and rush demand ahead of the consumption tax increase in April 2014 supported the growth of the Japanese economy. As a result, Japanese GDP increased, on a quarter-on-quarter basis, by 0.1% for the period from October to December 2013 and by 1.6% for the period from January to March 2014.

Private consumption, which accounts for about 60% of Japanese GDP, increased by 2.6% for the fiscal year ended March 31, 2014. Private consumption increased, on a quarter-on-quarter basis, by 0.7% for the period from April to June 2013 and by 0.2% for the period from July to September 2013. The increase reflected the improvement in the employment situation, as well as an increase in consumer confidence reflecting the rise in stock market prices. In the second half of the fiscal year, private consumption remained resilient, in addition to rush demand ahead of the consumption tax increase in April 2014. As a result, private consumption increased, on a quarter-on-quarter basis, by 0.4% for the period from October to December 2013 and by 2.2% for the period from January to March 2014, resulting in six consecutive quarters of positive growth.

Private investment, which accounts for about 16% of Japanese GDP, consists of capital investments by business and private residential investments. Capital investments by business increased by 2.6% for the fiscal year ended March 31, 2014. For the period from April to June 2013, capital investments by business increased by 0.9% on a quarter-on-quarter basis, reflecting the improvement in corporate earnings. For the period from July to September 2013, capital investments by business increased by 0.9% on a quarter-on-quarter basis. Thereafter, capital investments by business increased, on a quarter-on-quarter basis, by 1.6% for the period from October to December 2013 and by 7.6% for the period from January to March 2014. These showed clear signs of a pick-up in capital investments by business. On the other hand, private residential investments also increased by 9.5% for the fiscal year ended March 31, 2014. Private residential investments increased, on a quarter-on-quarter basis, by 0.8% for the period from April to June 2013 and by 3.3% for the period from July to September 2013. Then, coupled with rush demand ahead of the consumption tax increase in April 2014, private residential investments increased, on a quarter-on-quarter basis, by 4.3% for the period from October to December 2013 and by 3.1% for the period from January to March 2014, resulting in eight consecutive quarters of positive growth.

The ratio of exports of goods and services to Japanese GDP was about 16%, and exports of goods and services increased by 4.7% for the fiscal year ended March 31, 2014. For the period from April to June 2013, exports of goods and services grew by 2.9% on a quarter-on-quarter basis, reflecting the depreciation of the yen and the gradual recovery in the global economy. However, for the period from July to September 2013, exports of goods and services decreased by 0.7% on a quarter-on-quarter basis, reflecting a slowdown in the economies of the importing countries, especially in Asia. Thereafter, exports of goods and services increased, on a quarter-on-quarter basis, by 0.5% for the period from October to December 2013 and by 6.0% for the period from January to March 2014, primarily due to an increase of exports to Europe.

The ratio of imports of goods and services to Japanese GDP was about 15%, and imports of goods and services increased by 7.0% for the fiscal year ended March 31, 2014, reflecting robust domestic demand. For the periods from April to June 2013, and from July to September 2013, imports of goods and services increased gradually on a quarter-on-quarter basis by 1.8% and 2.4%, respectively. Thereafter, imports of goods and services continued to increase, on a quarter-on-quarter basis, by 3.7% for the period from October to December 2013 and 6.3% for the period from January to March 2014.

Industrial production increased moderately throughout the fiscal year ended March 31, 2014.

The employment situation in Japan slightly improved during the fiscal year end March 31, 2014, but still remains weak. The active job openings-to-applicants ratio continued to improve steadily. In addition, the unemployment rate was generally on a downward trend. The unemployment rate in March 2014 was 3.6%, a decrease of 0.5% from the same month of the previous year, based on the Labor Force Survey by the Statistics Bureau in the Ministry of Internal Affairs and Communications. On the other hand, although the quarter-on-quarter growth rate of compensation of employees increased by 0.2% for the period from April to June 2013, it decreased on a quarter-on-quarter basis by 0.4% for the period from July to September 2013. It then continued to decrease, on a quarter-on-quarter basis, by 0.1% for the period from October to December 2013 and by 0.2% for the period from January to March 2014.

Further, according to Teikoku Databank, a research institution in Japan, there were approximately 10,100 corporate bankruptcies in Japan during the fiscal year ended March 31, 2014, a decrease of 5.7% from the previous fiscal year, involving approximately ¥2.7 trillion in total liabilities, a decrease of 6.2% from the previous fiscal year.

In Japanese financial and capital markets, short-term interest rates remained at relatively low levels during the fiscal year ended March 31, 2014, due to the ongoing provision of ample funds by the BOJ. The long-term interest rates became more volatile following the introduction of the BOJ’s quantitative and qualitative monetary easing in April 2013, and temporarily reached over 0.90%. However, they were around the 0.60%-or-more level at March, 2014.

The Nikkei Stock Average, which is a price-weighted average of 225 stocks listed on the Tokyo Stock Exchange First Section, rose from ¥12,397.91 at March 29, 2013 to ¥16,291.31 at December 30, 2013, its highest closing level since November 2007. It subsequently dropped to ¥14,827.83 at March 31, 2014.

The yen depreciated against the U.S. dollar from ¥94.04 at March 29, 2013 to ¥102.98 at March 31, 2014, according to the statistical data published by the BOJ. Thereafter, the yen further depreciated, and the yen exchange rate against the U.S. dollar at June 30, 2014 was ¥101.39.

The global economy gradually headed toward recovery for the fiscal year ended March 31, 2014. The economies of developed countries, including the U.S. and certain European countries, continued to recover gradually, in spite of slower growth in some emerging economies. For further information on exposures to certain European countries, see “Item 5.A. Operating Results—Financial Condition—Exposures to Selected European Countries.”

The U.S. economy continued to recover gradually, supported by robust domestic demand, coupled with rising stock prices for the fiscal year ended March 31, 2014. The European economy showed some signs of bottoming out, with recovery of exports and improvement in consumer confidence in the first half of the fiscal year. In the second half of the fiscal year, the European economy showed some clear signs of picking up. The overall pace of economic growth and recovery in Asian countries, including China, was slow in the first half of the fiscal year. In the second half of the fiscal year, the overall pace of economic growth and recovery in China and other Asian countries remains slow.

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

In the United States, the Dodd-Frank Act which was enacted in July 2010, provides a broad framework for significant regulatory changes across most areas of U.S. financial regulation. The Dodd-Frank Act addresses, among other issues, systemic risk oversight, bank capital standards, the resolution of failing systemically significant U.S. financial institutions, OTC derivatives, the ability of banking entities to engage in proprietary trading activities and invest in hedge funds and private equity funds, consumer and investor protection, hedge fund registration, and securitization. For a more detailed description of the Dodd-Frank Act, see “Item 4.B. Business Overview—Regulations in the United States.”

For a more detailed description of regulations to which we are subject, risks associated with regulatory development and our management policy under this environment, see “Item 3.D. Risk Factors—Risks Related to Our Business, and Risks Related to Our Industry,” “Item 4.B. Business Overview—Regulations in Japan,” “Item 4.B. Business Overview—Regulations in the United States,” “Item 4.B. Business Overview—Regulations in Other Jurisdictions,” and “Item 4.B. Business Overview—Description of Operations and Principal Activities—Management Policies.”

Factors Affecting Results of Operation

Income (Loss)

We have three principal sources of operating income: net interest income, net fee and commission income, and net income from trading/investment securities.

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

Prime rates in Japan have been relatively stable since 2000. This is mainly because short-term interest rates, for example, the three-month TIBOR, have declined to nearly zero, and prime rates, which are adjusted according to changes in short-term interest rates, had little room for further decline. The BOJ lowered its target for the uncollateralized overnight call rate from 0.5% to 0.3% on October 31, 2008 and by an additional 0.2 percentage points to 0.1% on December 19, 2008 in order to address market conditions. Following these policy interest rate changes, we lowered our short-term prime rate by 0.2 percentage points from 1.675% to 1.475% on January 13, 2009 and our ordinary deposit rate by 0.02 percentage points from 0.04% to 0.02% on September 13, 2010. On October 5, 2010, the BOJ lowered its target for the uncollateralized overnight call rate to a range of 0% to 0.1% to pursue a virtual zero interest rate policy. On February 14, 2012, the BOJ clarified its monetary policy stance to enhance monetary easing, with the aim of achieving the goal of 1% year-on-year rate of increase in the consumer price index (“CPI”). Moreover, on January 22, 2013, the BOJ decided to set the price stability target at 2% in terms of the year-on-year rate of increase in the CPI and pursue aggressive monetary easing. In order to achieve the price stability target at the earliest possible time, the BOJ announced on April 4, 2013 the introduction of “quantitative and qualitative monetary easing” including doubling the monetary base and the amounts outstanding of Japanese government bonds as well as exchange-traded funds in two years. The following table sets forth the Bank’s short-term prime rate, three-month TIBOR, ordinary deposit rate, long-term prime rate and ten-year swap rate, at the dates indicated:

	At March 31,
	2014	2013	2012
Short-term prime rate	1.475%	1.475%	1.475%
Three-month TIBOR	0.212	0.250	0.336
Ordinary deposit rate	0.020	0.020	0.020
Long-term prime rate	1.200	1.150	1.350
Ten-year swap rate	0.825	0.686	1.035

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

Net Income from Trading/Investment Securities. We undertake significant trading activities involving a variety of financial instruments, including derivatives. Our income from these activities is subject to volatility caused by, among other things, changes in interest rates, foreign exchange rates, equity prices or other market variables. Any unexpected change in interest rates could affect the fair value of our interest rate derivative positions and our net income from trading activities. Net trading income consists of margins made on market-making and our customer business as well as changes in fair value of trading assets and liabilities and derivative financial instruments. It also includes net interest and dividend income on these instruments.

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

Operating income from other than these three principal sources is included in “Net income from financial assets at fair value through profit or loss” or “Other income.” Net income from financial assets at fair value through profit or loss includes gains and losses arising from sales and the change in the fair value of the instruments such as hybrid instruments classified as financial assets at fair value through profit or loss. It also includes interest and dividend income on these instruments. Other income consists primarily of income from operating leases conducted by SMFL and income related to IT solution services.

Expenses

Impairment Charges on Financial Assets. Our impairment charges are recorded primarily due to impairment on loans and advances and on investment securities.

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

Unrealized Gains or Losses on Investment Securities Portfolio

Changes in the fair value of domestic and foreign investment securities result in an increase or a decrease in unrealized gains or losses on available-for-sale financial assets. Unrealized gains or losses arising from changes in the fair value of the investments in these securities are recognized directly in equity, until they are derecognized or impaired.

Most of our domestic equity instruments consist of publicly traded Japanese stocks. The Nikkei Stock Average increased by 23.0% from ¥10,083.56 at March 30, 2012, to ¥12,397.91 at March 29, 2013, and increased by 19.6% to ¥14,827.83 at March 31, 2014. At March 31, 2014, we had net unrealized gains on domestic equity securities of ¥2,025,978 million, an increase of ¥413,152 million from ¥1,612,826 million at March 31, 2013. For more information, see “Item 5.A. Operating Results—Financial Condition—Investment Securities.”

Strengthening of Equity Capital

In response to the imposition of more stringent regulatory capital requirements, we have been taking a proactive approach to managing our risk-weighted capital ratio by focusing on increasing qualifying capital, including by building up our retained earnings, identifying risks, and controlling risk-weighted assets.

Foreign Currency Fluctuations

The average exchange rate used to convert dollars to yen in the consolidated financial statements included elsewhere in this annual report for the fiscal year ended March 31, 2014 was ¥100.17 per $1.00, compared to the previous fiscal year’s average exchange rate of ¥82.92 per $1.00. The percentage of revenue we earned from our foreign operations for the fiscal years ended March 31, 2014 and 2013 was 22% and 18%, respectively. For more information, see “Item 4.B. Business Overview—Revenues by Region.”

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

The allowance for loan losses for impaired loans that are not individually significant and non-impaired loans is collectively calculated based on the historical loss experience for loans which have similar credit risk characteristics to those in the current loan portfolio using statistical methods. These statistical methods are subject to estimation uncertainty. In normal circumstances, the use of statistical methods evidenced by historical information provides the most objective methodology in assessing inherent losses on loans with similar credit risk characteristics. However, in certain circumstances, the use of historical loss experience alone may not be representative of current loss experiences and as a result it may provide less relevant information about the loss incurred in a given portfolio at the end of the reporting period, particularly in a situation where there have been changes in economic conditions. In these circumstances, we make a judgment to update the historical loss experience based on the most recent loss information, taking into account, among others, the effect of the current economic environment. To estimate the allowance for loan losses for non-impaired loans, which reflects incurred but not yet identified losses for the period between the impairment occurring and the loss being identified, management develops assumptions and methodologies to estimate the loss identification period.

Management estimates and judgments may change from time to time as the economic environment changes or new information becomes available. Changes in these estimates and judgments will result in a different allowance for loan losses and may have a direct impact on impairment charges. For the fiscal year ended March 31, 2014, previously recognized impairment charges on loans and advances amounting to ¥25,806 million were reversed, whereas impairment charges on loans and advances amounting to ¥138,375 million and ¥144,022 million were recognized for the fiscal years ended March 31, 2013 and 2012, respectively.

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

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Our financial assets and liabilities measured at fair value are mostly valued based on quoted prices in active markets, or using valuation techniques that incorporate inputs, other than quoted market prices, that are observable either directly or indirectly in the market, including dealers’ quotes. We principally use valuation techniques that are commonly used by market participants to price the instruments. To the extent practical, the valuation models make maximum use of observable data. However, for certain financial assets and liabilities, the fair values are measured by using valuation techniques with significant unobservable inputs. In such cases, significant management estimates are made, resulting in a less objective measurement of fair value.

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

If the fair value at the trade date, which is measured using a valuation technique with significant unobservable inputs, differs from the transaction price, any gain or loss on the trade date is adjusted to be deferred. Management judgment is required to determine whether significant unobservable inputs exist in the valuation technique.

The financial assets and liabilities are classified into one of three levels within a fair value hierarchy based on the inputs used in the fair value measurement. The three levels of a fair value hierarchy are as follows:

•	Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

•	Level 2. Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

•	Level 3. Significant unobservable inputs for the asset or liability.

Management judgment is involved in determining the level of hierarchy to which each financial instrument should be categorized and in periodical assessments of market liquidity for inputs and price transparency.

In addition to the fair value hierarchy disclosure, we provide a sensitivity analysis of the impact on the Level 3 financial instruments carried at fair value by using reasonably possible alternatives for the unobservable parameters in Note 43 “Fair Value of Financial Assets and Liabilities” to our consolidated financial statements included elsewhere in this annual report. The determination of reasonably possible alternatives requires significant management judgment.

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

Management estimates and judgments may change from time to time upon future events that may or may not occur and changes in these estimates and judgments could adversely affect the carrying amounts of available-for-sale financial assets. Impairment charges on available-for-sale financial assets reclassified from equity to profit or loss totaled ¥11,531 million, ¥131,770 million and ¥140,288 million for the fiscal years ended March 31, 2014, 2013 and 2012, respectively.

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

These management judgments are made based on the facts and circumstances at the time of the impairment test, and may vary depending on the situation and time. Changes in management judgments may result in different impairment test results and different impairment losses recognized. For the fiscal years ended March 31, 2014, 2013 and 2012, impairment losses on goodwill were nil, nil, and ¥1,884 million, respectively.

Provision for Interest Repayment

Provision for interest repayment represents management’s estimate of future claims for the refund of gray zone interest, taking into account historical experience such as the number of customer claims for a refund, the amount of repayments and the characteristics of customers, and the length of the period during which claims are expected to be received in the future.

Management estimates and judgments may change from time to time as the legal environment and market conditions change or new information becomes available. Changes in these estimates and judgments could affect the balance of provision for interest repayment. Provision for interest repayment is recorded in provisions as a liability, and it totaled ¥189,993 million and ¥245,129 million at March 31, 2014 and 2013, respectively.

Retirement Benefits

We have defined benefit plans such as defined benefit pension plans and lump-sum severance indemnity plans. The present value of the defined benefit obligation is calculated based on actuarial valuations that are dependent upon a number of assumptions, including discount rates, mortality rates and future salary (benefit) increases. The discount rates are equivalent to market yields of AA credit-rated corporate bonds that have terms to maturity approximating those of the related obligations. Future mortality rates are based on the official mortality table generally used for actuarial assumptions in Japan. Other assumptions used for the calculation of the defined benefit obligation are based on historical records. Due to the long-term nature of these plans, such estimates are subject to significant uncertainty. While we believe that these assumptions are appropriate, any change in these assumptions will impact actuarial gains and losses, as well as the present value of the defined benefit obligations and the net retirement benefit expense for each period. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions in the year, and return on plan assets excluding interest income are recognized in other comprehensive income and are never reclassified to profit or loss.

The difference between the fair value of the plan assets and the present value of the defined benefit obligation at the end of the reporting period is recognized as assets and liabilities in the consolidated statement of financial position. When this calculation for each plan results in a benefit to us, the recognized asset is limited to the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan. An economic benefit is available to us, if it is realizable during the life of the plan or on settlement of the plan obligation. The net total of assets and liabilities in the consolidated statement of financial position amounted to net assets of ¥122,118 million at March 31, 2014, and net liabilities of ¥122,447 million at March 31, 2013, respectively.

Deferred Tax Assets

We recognize deferred tax assets relating to tax losses carried forward and deductible temporary differences, only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the deductible temporary differences can be utilized. This assessment requires significant management judgments and assumptions. Future taxable profit is estimated based on, among other relevant factors, forecasted results of operations, which are based on historical financial performance and the business plans that management believes to be prudent and feasible. While we carefully assess the realization of tax losses carried forward and deductible temporary differences, the actual taxable profit in the future may be less than the forecast. The net total of deferred tax assets and liabilities in the consolidated statement of financial position amounted to net liabilities of ¥3,624 million at March 31, 2014 and net assets of ¥373,766 million at March 31, 2013, respectively.

New and Amended Accounting Standards and Recent Accounting Pronouncements

See “New and Amended Accounting Standards Adopted by the SMFG Group” and “Recent Accounting Pronouncements” under Note 2 “Summary of Significant Accounting Policies” to our consolidated financial statements included elsewhere in this annual report.

5.A.    OPERATING RESULTS

Under the economic and financial circumstances described in “Item 5. Operating and Financial Review and Prospects—Overview—Operating Environment,” we made a profit through our commercial banking and other financial services businesses. Our total operating income increased by ¥329,666 million from ¥2,894,687 million for the fiscal year ended March 31, 2013 to ¥3,224,353 million for the fiscal year ended March 31, 2014, primarily due to increases in net investment income and other income. Our net profit increased by ¥238,624 million from ¥653,560 million for the fiscal year ended March 31, 2013 to ¥892,184 million for the fiscal year ended March 31, 2014, due to the increase in total operating income described above and a decrease in impairment charges on financial assets, which was partially offset by increases in operating expenses and income tax expense.

Our total assets increased by ¥10,861,042 million from ¥147,754,613 million at March 31, 2013 to ¥158,615,655 million at March 31, 2014, primarily due to increases in cash and deposits with banks and loans and advances, which were partially offset by a decrease in investment securities.

Our total liabilities increased by ¥10,005,593 million from ¥139,191,895 million at March 31, 2013 to ¥149,197,488 million at March 31, 2014, primarily due to an increase in deposits.

Our total equity increased by ¥855,449 million from ¥8,562,718 million at March 31, 2013 to ¥9,418,167 million at March 31, 2014, primarily due to increases in retained earnings and other reserves.

Operating Results

The following table presents information as to our income, expenses and net profit for the fiscal years ended March 31, 2014, 2013 and 2012.

	For the fiscal year ended March 31,
	2014	2013(1)	2012(1)
	(In millions, except per share data)
Interest income	¥1,714,044	¥1,725,723	¥1,710,331
Interest expense	320,511	321,570	313,631

Net interest income	1,393,533	1,404,153	1,396,700

Fee and commission income	1,003,169	948,685	869,407
Fee and commission expense	127,959	127,054	132,562

Net fee and commission income	875,210	821,631	736,845

Net trading income	135,218	105,302	182,296
Net income from financial assets at fair value through profit or loss	58,586	15,794	33,734
Net investment income	332,265	223,404	239,365
Other income	429,541	324,403	245,563

Total operating income	3,224,353	2,894,687	2,834,503

Impairment charges (reversals) on financial assets	(14,275)	270,145	284,310

Net operating income	3,238,628	2,624,542	2,550,193

General and administrative expenses	1,523,008	1,447,171	1,374,474
Other expenses	428,893	288,247	239,292

Operating expenses	1,951,901	1,735,418	1,613,766

Share of post-tax profit (loss) of associates and joint ventures	19,454	19,593	(25,004)

Profit before tax	1,306,181	908,717	911,423

Income tax expense	413,997	255,157	460,443

Net profit	¥892,184	¥653,560	¥450,980

Profit attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥766,367	¥535,809	¥338,320
Non-controlling interests	125,817	117,751	112,660
Earnings per share:
Basic	¥560.95	¥395.74	¥243.85
Diluted	560.67	395.20	243.15

(1)	All comparative information has been restated to reflect the adoption of revised IAS 19 “Employee Benefits,” however, only the comparative information for the fiscal year ended March 31, 2013 has been restated to reflect the adoption of IFRS 10 “Consolidated Financial Statements.” For more information, see Note 2 “Summary of Significant Accounting Policies—New and Amended Accounting Standards Adopted by the SMFG Group” to our consolidated financial statements included elsewhere in this annual report.

Fiscal Year Ended March 31, 2014 Compared to Fiscal Year Ended March 31, 2013

Total operating income increased by ¥329,666 million, or 11%, from ¥2,894,687 million for the fiscal year ended March 31, 2013 to ¥3,224,353 million for the fiscal year ended March 31, 2014, primarily due to increases in net investment income of ¥108,861 million and other income of ¥105,138 million. In addition, due to a decrease in impairment charges on financial assets, net operating income increased by ¥614,086 million from ¥2,624,542 million for the fiscal year ended March 31, 2013 to ¥3,238,628 million for the fiscal year ended March 31, 2014.

Net profit increased by ¥238,624 million from ¥653,560 million for the fiscal year ended March 31, 2013 to ¥892,184 million for the fiscal year ended March 31, 2014, as a result of the increase in net operating income described above, which was partially offset by increases in operating expenses and income tax expenses.

Fiscal Year Ended March 31, 2013 Compared to Fiscal Year Ended March 31, 2012

Total operating income increased by ¥60,184 million, or 2%, from ¥2,834,503 million for the fiscal year ended March 31, 2012 to ¥2,894,687 million for the fiscal year ended March 31, 2013, primarily due to increases in fee and commission income of ¥79,278 million and other income of ¥78,840 million, which was partially offset by decreases in net trading income, net income from financial assets at fair value through profit or loss and net investment income. In addition, due to a decrease in impairment charges on financial assets, net operating income increased by ¥74,349 million from ¥2,550,193 million for the fiscal year ended March 31, 2012 to ¥2,624,542 million for the fiscal year ended March 31, 2013.

Net profit increased from ¥450,980 million for the fiscal year ended March 31, 2012 to ¥653,560 million for the fiscal year ended March 31, 2013, as a result of the increase in net operating income described above and a decrease in income tax expense, which was partially offset by an increase in general and administrative expenses.

Net Interest Income

The following tables show the average balances of our statement of financial position items, related interest income and expense, and average rates for the fiscal years ended March 31, 2014, 2013 and 2012.

	For the fiscal year ended March 31,
	2014			2013			2012
	Average balance(3)	Interest income	Average rate	Average balance(3)	Interest income	Average rate	Average balance(3)	Interest income	Average rate
	(In millions, except percentages)
Interest-earning assets:
Interest-earning deposits with other banks:
Domestic offices	¥609,023	¥2,807	0.46%	¥351,808	¥1,185	0.34%	¥292,043	¥1,602	0.55%
Foreign offices	6,027,100	34,521	0.57%	4,491,108	28,285	0.63%	3,626,677	26,557	0.73%

Total	6,636,123	37,328	0.56%	4,842,916	29,470	0.61%	3,918,720	28,159	0.72%

Call loans and bills bought:
Domestic offices	273,903	1,583	0.58%	304,331	1,519	0.50%	346,962	2,081	0.60%
Foreign offices	1,154,049	16,559	1.43%	1,076,378	11,347	1.05%	832,860	12,269	1.47%

Total	1,427,952	18,142	1.27%	1,380,709	12,866	0.93%	1,179,822	14,350	1.22%

Reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	3,749,260	7,339	0.20%	3,922,361	7,535	0.19%	4,123,424	9,072	0.22%
Foreign offices	419,274	7,631	1.82%	283,262	5,465	1.93%	200,641	6,047	3.01%

Total	4,168,534	14,970	0.36%	4,205,623	13,000	0.31%	4,324,065	15,119	0.35%

Held-to-maturity investments(1):
Domestic offices	5,238,921	30,303	0.58%	5,659,267	39,786	0.70%	4,818,061	37,895	0.79%

Total	5,238,921	30,303	0.58%	5,659,267	39,786	0.70%	4,818,061	37,895	0.79%

Available-for-sale financial assets(1):
Domestic offices	12,119,698	35,539	0.29%	23,444,037	65,814	0.28%	23,307,399	83,223	0.36%
Foreign offices	1,780,684	19,956	1.12%	1,687,202	21,572	1.28%	1,001,531	16,835	1.68%

Total	13,900,382	55,495	0.40%	25,131,239	87,386	0.35%	24,308,930	100,058	0.41%

Loans and advances(2):
Domestic offices	61,524,516	1,138,102	1.85%	60,183,531	1,200,792	2.00%	62,286,915	1,224,234	1.97%
Foreign offices	19,553,229	419,704	2.15%	15,301,802	342,423	2.24%	11,618,471	290,516	2.50%

Total	81,077,745	1,557,806	1.92%	75,485,333	1,543,215	2.04%	73,905,386	1,514,750	2.05%

Total interest-earning assets:
Domestic offices	83,515,321	1,215,673	1.46%	93,865,335	1,316,631	1.40%	95,174,804	1,358,107	1.43%
Foreign offices	28,934,336	498,371	1.72%	22,839,752	409,092	1.79%	17,280,180	352,224	2.04%

Total	¥112,449,657	¥1,714,044	1.52%	¥116,705,087	¥1,725,723	1.48%	¥112,454,984	¥1,710,331	1.52%

	For the fiscal year ended March 31,
	2014			2013			2012
	Average balance(3)	Interest expense	Average rate	Average balance(3)	Interest expense	Average rate	Average balance(3)	Interest expense	Average rate
	(In millions, except percentages)
Interest-bearing liabilities:
Deposits:
Domestic offices	¥72,376,165	¥48,446	0.07%	¥70,452,092	¥51,975	0.07%	¥69,331,354	¥61,690	0.09%
Foreign offices	17,014,587	91,944	0.54%	12,801,814	71,403	0.56%	9,819,810	67,773	0.69%

Total	89,390,752	140,390	0.16%	83,253,906	123,378	0.15%	79,151,164	129,463	0.16%

Call money and bills sold:
Domestic offices	1,497,244	1,222	0.08%	1,233,733	1,039	0.08%	1,434,363	1,564	0.11%
Foreign offices	651,839	2,261	0.35%	642,899	3,098	0.48%	379,093	1,999	0.53%

Total	2,149,083	3,483	0.16%	1,876,632	4,137	0.22%	1,813,456	3,563	0.20%

Repurchase agreements and cash collateral on securities lent:
Domestic offices	4,167,460	4,558	0.11%	4,970,577	7,781	0.16%	4,908,276	7,901	0.16%
Foreign offices	990,721	2,989	0.30%	1,079,763	4,228	0.39%	649,143	2,665	0.41%

Total	5,158,181	7,547	0.15%	6,050,340	12,009	0.20%	5,557,419	10,566	0.19%

Borrowings:
Domestic offices	5,879,723	50,833	0.86%	6,999,912	63,926	0.91%	10,904,124	66,414	0.61%
Foreign offices	787,217	17,433	2.21%	808,775	21,293	2.63%	347,165	17,076	4.92%

Total	6,666,940	68,266	1.02%	7,808,687	85,219	1.09%	11,251,289	83,490	0.74%

Debt securities in issue:
Domestic offices	6,223,653	92,481	1.49%	5,804,668	87,980	1.52%	5,336,930	77,083	1.44%
Foreign offices	2,355,748	7,636	0.32%	1,884,813	8,132	0.43%	820,798	8,712	1.06%

Total	8,579,401	100,117	1.17%	7,689,481	96,112	1.25%	6,157,728	85,795	1.39%

Other interest-bearing liabilities:
Domestic offices	90,049	689	0.77%	81,915	683	0.83%	73,821	672	0.91%
Foreign offices	2,898	19	0.66%	7,732	32	0.41%	3,508	82	2.34%

Total	92,947	708	0.76%	89,647	715	0.80%	77,329	754	0.98%

Total interest-bearing liabilities:
Domestic offices	90,234,294	198,229	0.22%	89,542,897	213,384	0.24%	91,988,868	215,324	0.23%
Foreign offices	21,803,010	122,282	0.56%	17,225,796	108,186	0.63%	12,019,517	98,307	0.82%

Total	¥112,037,304	¥320,511	0.29%	¥106,768,693	¥321,570	0.30%	¥104,008,385	¥313,631	0.30%

Net interest income and interest rate spread		¥1,393,533	1.23%		¥1,404,153	1.18%		¥1,396,700	1.22%

(1)	Taxable investment securities and non-taxable investment securities are not disclosed separately because the aggregate effect of these average balances and interest income would not be material. In addition, the yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect of such calculation would not be material.
(2)	Loans and advances include impaired loans and advances. The amortized portion of net loan origination fees (costs) is included in interest income on loans and advances.
(3)	Average balances are generally based on a daily average. Weekly, month-end or quarter-end averages are used for certain average balances where it is not practical to obtain applicable daily averages. The allocations of amounts between domestic and foreign are based on the location of the office.

The following tables show changes in our net interest income based on changes in volume and changes in rate for the fiscal year ended March 31, 2014 compared to the fiscal year ended March 31, 2013, and those for the fiscal year ended March 31, 2013 compared to the fiscal year ended March 31, 2012.

	Fiscal year ended March 31, 2014 compared to fiscal year ended March 31, 2013 Increase / (decrease)			Fiscal year ended March 31, 2013 compared to fiscal year ended March 31, 2012 Increase / (decrease)
	Volume	Rate	Net change	Volume	Rate	Net change
	(In millions)
Interest income:
Interest-earning deposits with other banks:
Domestic offices	¥1,083	¥539	¥1,622	¥285	¥(702)	¥(417)
Foreign offices	8,956	(2,720)	6,236	5,761	(4,033)	1,728

Total	10,039	(2,181)	7,858	6,046	(4,735)	1,311

Call loans and bills bought:
Domestic offices	(162)	226	64	(238)	(324)	(562)
Foreign offices	865	4,347	5,212	3,062	(3,984)	(922)

Total	703	4,573	5,276	2,824	(4,308)	(1,484)

Reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	(337)	141	(196)	(426)	(1,111)	(1,537)
Foreign offices	2,491	(325)	2,166	2,010	(2,592)	(582)

Total	2,154	(184)	1,970	1,584	(3,703)	(2,119)

Held-to-maturity investments:
Domestic offices	(2,790)	(6,693)	(9,483)	6,187	(4,296)	1,891

Total	(2,790)	(6,693)	(9,483)	6,187	(4,296)	1,891

Available-for-sale financial assets:
Domestic offices	(32,763)	2,488	(30,275)	489	(17,898)	(17,409)
Foreign offices	1,151	(2,767)	(1,616)	9,484	(4,747)	4,737

Total	(31,612)	(279)	(31,891)	9,973	(22,645)	(12,672)

Loans and advances:
Domestic offices	26,359	(89,049)	(62,690)	(41,872)	18,430	(23,442)
Foreign offices	91,889	(14,608)	77,281	84,872	(32,965)	51,907

Total	118,248	(103,657)	14,591	43,000	(14,535)	28,465

Total interest income:
Domestic offices	(8,610)	(92,348)	(100,958)	(35,575)	(5,901)	(41,476)
Foreign offices	105,352	(16,073)	89,279	105,189	(48,321)	56,868

Total	¥96,742	¥(108,421)	¥(11,679)	¥69,614	¥(54,222)	¥15,392

	Fiscal year ended March 31, 2014 compared to fiscal year ended March 31, 2013 Increase / (decrease)			Fiscal year ended March 31, 2013 compared to fiscal year ended March 31, 2012 Increase / (decrease)
	Volume	Rate	Net change	Volume	Rate	Net change
	(In millions)
Interest expense:
Deposits:
Domestic offices	¥1,347	¥(4,876)	¥(3,529)	¥993	¥(10,708)	¥(9,715)
Foreign offices	22,831	(2,290)	20,541	18,183	(14,553)	3,630

Total	24,178	(7,166)	17,012	19,176	(25,261)	(6,085)

Call money and bills sold:
Domestic offices	211	(28)	183	(200)	(325)	(525)
Foreign offices	42	(879)	(837)	1,282	(183)	1,099

Total	253	(907)	(654)	1,082	(508)	574

Repurchase agreements and cash collateral on securities lent:
Domestic offices	(1,148)	(2,075)	(3,223)	100	(220)	(120)
Foreign offices	(326)	(913)	(1,239)	1,685	(122)	1,563

Total	(1,474)	(2,988)	(4,462)	1,785	(342)	1,443

Borrowings:
Domestic offices	(9,777)	(3,316)	(13,093)	(28,750)	26,262	(2,488)
Foreign offices	(554)	(3,306)	(3,860)	14,881	(10,664)	4,217

Total	(10,331)	(6,622)	(16,953)	(13,869)	15,598	1,729

Debt securities in issue:
Domestic offices	6,270	(1,769)	4,501	6,964	3,933	10,897
Foreign offices	1,769	(2,265)	(496)	6,682	(7,262)	(580)

Total	8,039	(4,034)	4,005	13,646	(3,329)	10,317

Other interest-bearing liabilities:
Domestic offices	65	(59)	6	70	(59)	11
Foreign offices	(26)	13	(13)	50	(100)	(50)

Total	39	(46)	(7)	120	(159)	(39)

Total interest expense:
Domestic offices	(3,032)	(12,123)	(15,155)	(20,823)	18,883	(1,940)
Foreign offices	23,736	(9,640)	14,096	42,763	(32,884)	9,879

Total	¥20,704	¥(21,763)	¥(1,059)	¥21,940	¥(14,001)	¥7,939

Net interest income:
Domestic offices	¥(5,578)	¥(80,225)	¥(85,803)	¥(14,752)	¥(24,784)	¥(39,536)
Foreign offices	81,616	(6,433)	75,183	62,426	(15,437)	46,989

Total	¥76,038	¥(86,658)	¥(10,620)	¥47,674	¥(40,221)	¥7,453

Fiscal Year Ended March 31, 2014 Compared to Fiscal Year Ended March 31, 2013

Interest Income

Our interest income decreased by ¥11,679 million, or 1%, from ¥1,725,723 million for the fiscal year ended March 31, 2013 to ¥1,714,044 million for the fiscal year ended March 31, 2014. This decrease reflected a decrease in interest income on available-for-sale financial assets, which was partially offset by an increase in interest income on loans and advances. Interest income on available-for-sale financial assets decreased by

¥31,891 million, or 36%, from ¥87,386 million for the fiscal year ended March 31, 2013 to ¥55,495 million for the fiscal year ended March 31, 2014, primarily due to a decrease in average balances at our domestic offices reflecting a decrease in investments in Japanese government bonds. Interest income on loans and advances increased by ¥14,591 million, or 1%, from ¥1,543,215 million for the fiscal year ended March 31, 2013 to ¥1,557,806 million for the fiscal year ended March 31, 2014. Interest income on loans and advances at foreign offices increased by ¥77,281 million, or 23%, from ¥342,423 million for the fiscal year ended March 31, 2013 to ¥419,704 million for the fiscal year ended March 31, 2014, due to an increase in the average balances of loans to foreign customers, reflecting our allocation of assets primarily to Asian countries. Interest income on loans and advances at domestic offices decreased by ¥62,690 million, or 5%, from ¥1,200,792 million for the fiscal year ended March 31, 2013 to ¥1,138,102 million for the fiscal year ended March 31, 2014, due to a decrease in average rates reflecting increasing competition in the commercial banking industry and a decrease in short-term interest rates in Japanese financial and capital markets.

Interest Expense

Our interest expense decreased by ¥1,059 million, from ¥321,570 million for the fiscal year ended March 31, 2013 to ¥320,511 million for the fiscal year ended March 31, 2014, primarily due to a decrease in interest expense on borrowings, which was partially offset by an increase in interest expense on deposits. Interest expense on borrowings decreased by ¥16,953 million, or 20%, from ¥85,219 million for the fiscal year ended March 31, 2013 to ¥68,266 million for the fiscal year ended March 31, 2014. Interest expense on deposits increased by ¥17,012 million, or 14%, from ¥123,378 million for the fiscal year ended March 31, 2013 to ¥140,390 million for the fiscal year ended March 31, 2014, primarily due to an increase in average balance at foreign offices.

Net Interest Income

Our net interest income decreased by ¥10,620 million, or 1%, from ¥1,404,153 million for the fiscal year ended March 31, 2013 to ¥1,393,533 million for the fiscal year ended March 31, 2014. The net interest income decreased primarily due to a decrease in the interest income on available-for-sale financial assets and an increase in interest expense on deposits, although the interest income on loans and advances increased.

From the fiscal year ended March 31, 2013 to March 31, 2014, the average rate on loans and advances at domestic offices decreased by 0.15 percentage points from 2.00% to 1.85%, primarily due to the increasing competition in the commercial banking industry and a decrease in short-term interest rates in Japanese financial and capital markets. The average rate on loans and advances at foreign offices also decreased by 0.09 percentage points from 2.24% to 2.15%, resulting in the total for loans and advances decreasing by 0.12 percentage points from 2.04% to 1.92%. On the other hand, the average rate on deposits at domestic offices was 0.07%, the same level as that of the previous fiscal year, and the average rate on deposits at foreign offices decreased by 0.02 percentage points from 0.56% to 0.54%, resulting in the total for deposits increasing by 0.01 percentage points from 0.15% to 0.16%.

Fiscal Year Ended March 31, 2013 Compared to Fiscal Year Ended March 31, 2012

Interest Income

Our interest income increased by ¥15,392 million, or 1%, from ¥1,710,331 million for the fiscal year ended March 31, 2012 to ¥1,725,723 million for the fiscal year ended March 31, 2013. This increase reflected an increase in interest income on loans and advances, which was partially offset by a decrease in interest income on available-for-sale financial assets. Interest income on loans and advances increased by ¥28,465 million, or 2%, from ¥1,514,750 million for the fiscal year ended March 31, 2012 to ¥1,543,215 million for the fiscal year ended March 31, 2013, primarily due to an increase in average balances of foreign offices, as a result of our allocation of assets to Asian countries, where financing needs were strong, and to the United States, and the inclusion of the full year impact of SMBC Consumer Finance, which became our subsidiary in December 2011. Interest income on available-for-sale financial assets decreased by ¥12,672 million, or 13%, from ¥100,058 million for the fiscal year ended March 31, 2012 to ¥87,386 million for the fiscal year ended March 31, 2013, due to a decline in average rates at our domestic offices.

Interest Expense

Our interest expense increased by ¥7,939 million, or 3%, from ¥313,631 million for the fiscal year ended March 31, 2012 to ¥321,570 million for the fiscal year ended March 31, 2013, primarily due to an increase in interest expense on debt securities in issue, which was partially offset by a decrease in interest expense on deposits. Interest expense on debt securities in issue increased by ¥10,317 million, or 12%, from ¥85,795 million for the fiscal year ended March 31, 2012 to ¥96,112 million for the fiscal year ended March 31, 2013, primarily due to an increase in senior bonds issued for foreign currency funding. Interest expense on deposits decreased by ¥6,085 million, or 5%, from ¥129,463 million for the fiscal year ended March 31, 2012 to ¥123,378 million for the fiscal year ended March 31, 2013, primarily due to a decrease in average rates.

Net Interest Income

Our net interest income increased by ¥7,453 million, or 1%, from ¥1,396,700 million for the fiscal year ended March 31, 2012 to ¥1,404,153 million for the fiscal year ended March 31, 2013. The net interest income increased primarily due to an increase in the interest income on loans and advances although the interest income on available-for-sale financial assets decreased and the interest expense on debt securities in issue increased.

On an average rate basis, from the fiscal year ended March 31, 2012 to March 31, 2013, loans and advances at domestic offices increased by 0.03 percentage points from 1.97% to 2.00%, and loans and advances at foreign offices decreased by 0.26 percentage points from 2.50% to 2.24%, resulting in the total for loans and advances decreasing by 0.01 percentage points from 2.05% to 2.04%. On an average rate basis, deposits at domestic offices decreased by 0.02 percentage points from 0.09% to 0.07%, and deposits at foreign offices decreased by 0.13 percentage points from 0.69% to 0.56%, resulting in the total for deposits decreasing by 0.01 percentage points from 0.16% to 0.15%.

Net Fee and Commission Income

The following table sets forth the breakdown of our net fee and commission income for the periods shown.

	For the fiscal year ended March 31,
	2014	2013	2012
	(In millions)
Fee and commission income from:
Loans	¥109,788	¥111,153	¥83,919
Credit card business	234,060	225,071	210,449
Guarantees	45,229	54,067	41,059
Securities-related business	137,184	80,076	80,965
Deposits	18,234	17,622	16,802
Remittances and transfers	130,864	128,647	125,796
Safe deposits	5,832	5,989	6,324
Trust fees	2,421	1,488	1,373
Investment trusts	159,424	162,950	142,941
Agency	17,966	18,146	18,897
Others	142,167	143,476	140,882

Total fee and commission income	1,003,169	948,685	869,407

Fee and commission expense from:
Remittances and transfers	36,413	42,192	33,114
Guarantees	1,607	1,843	18,487
Others	89,939	83,019	80,961

Total fee and commission expense	127,959	127,054	132,562

Net fee and commission income	¥875,210	¥821,631	¥736,845

Fiscal Year Ended March 31, 2014 Compared to Fiscal Year Ended March 31, 2013

Fee and commission income increased by ¥54,484 million, or 6%, from ¥948,685 million for the fiscal year ended March 31, 2013 to ¥1,003,169 million for the fiscal year ended March 31, 2014. Primary sources of fee and commission income are fees obtained through our credit card business, investment trust sales commissions, fees obtained through securities-related business, remittance and transfer fees, and loan transaction fees. Fees and commissions from securities-related business increased primarily due to an increase in equity commissions, coupled with the positive trend in Japanese stock markets.

Fee and commission expense was ¥127,959 million for the fiscal year ended March 31, 2014, increased by ¥905 million, or 1%, from ¥127,054 million for the fiscal year ended March 31, 2013.

As a result, net fee and commission income increased by ¥53,579 million, or 7%, from ¥821,631 million for the fiscal year ended March 31, 2013 to ¥875,210 million for the fiscal year ended March 31, 2014.

Fiscal Year Ended March 31, 2013 Compared to Fiscal Year Ended March 31, 2012

Fee and commission income increased by ¥79,278 million, or 9%, from ¥869,407 million for the fiscal year ended March 31, 2012 to ¥948,685 million for the fiscal year ended March 31, 2013. Primary sources of fee and commission income are fees obtained through our credit card business, investment trust sales commissions, remittance and transfer fees, loan transaction fees, and fees obtained through securities-related business. Loan transaction fees increased primarily due to an increase in loan syndication fees. Investment trust sales commissions also increased, coupled with the rise in stock prices in the second half of the fiscal year ended March 31, 2013.

Fee and commission expense was ¥127,054 million for the fiscal year ended March 31, 2013, decreased from ¥132,562 million for the fiscal year ended March 31, 2012, primarily due to a decrease in fee and commission expense from guarantees. This was primarily due to SMBC Consumer Finance becoming our subsidiary in December 2011, which resulted in the elimination of guarantee transactions between SMBC Consumer Finance and our Group companies on consolidation.

As a result, net fee and commission income increased by ¥84,786 million, or 12%, from ¥736,845 million for the fiscal year ended March 31, 2012 to ¥821,631 million for the fiscal year ended March 31, 2013.

Net Income from Trading, Financial Assets at Fair Value Through Profit or Loss and Investment Securities

The following table sets forth our net income from trading, financial assets at fair value through profit or loss and investment securities for the periods shown.

	For the fiscal year ended March 31,
	2014	2013	2012
	(In millions)
Net trading income:
Interest rate	¥184,859	¥269,030	¥131,736
Foreign exchange	(81,154)	(141,025)	37,951
Equity	10,496	(32,987)	14,790
Credit	20,983	9,955	(1,907)
Others	34	329	(274)

Total net trading income	¥135,218	¥105,302	¥182,296

Net income from financial assets at fair value through profit or loss:
Net income from debt instruments	¥53,142	¥10,265	¥34,334
Net income (loss) from equity instruments	5,444	5,529	(600)

Total net income from financial assets at fair value through profit or loss	¥58,586	¥15,794	¥33,734

Net investment income:
Net gain (loss) from disposal of debt instruments	¥(1,753)	¥99,855	¥149,484
Net gain from disposal of equity instruments	225,185	41,140	11,657
Dividend income	108,833	82,409	78,224

Total net investment income	¥332,265	¥223,404	¥239,365

Fiscal Year Ended March 31, 2014 Compared to Fiscal Year Ended March 31, 2013

Net trading income, which includes income and losses from trading assets and liabilities and derivative financial instruments, increased by ¥29,916 million from ¥105,302 million for the fiscal year ended March 31, 2013 to ¥135,218 million for the fiscal year ended March 31, 2014. The increase was primarily due to a decrease in net trading loss from foreign exchange transactions and an increase in net trading income from equity related transactions, partially offset by a decrease in net trading income from interest rate related transactions.

The decrease in net trading loss from foreign exchange transactions was primarily due to a decrease in the impact of the depreciation of the yen against the U.S. dollar on gains or losses arising from foreign exchange transactions related to the “economic hedges.”

We have carried out hedging transactions to hedge the foreign exchange risks of foreign currency denominated assets and liabilities. Of those hedges, the economic hedges are economically effective for risk management but are not accounted for as hedge accounting under IFRS as they do not meet the conditions for hedge accounting under IFRS. Hedged items and hedging instruments related to the economic hedges are classified into three types: (1) net investments in foreign subsidiaries and associates hedged by using foreign currency denominated financial liabilities such as deposits and borrowings, (2) foreign currency denominated equity instruments classified as available-for-sale financial assets hedged by using foreign currency denominated financial liabilities, and (3) foreign currency denominated financial assets and liabilities such as loans and deposits hedged by using derivative financial instruments such as currency swaps.

As those economic hedge transactions lead to accounting mismatches (i.e., when the gains or losses on the hedged items and hedging instruments do not offset each other either in profit or loss, or in other comprehensive income), large depreciations or appreciations of the yen against other currencies may result in significant fluctuations to net trading income for foreign exchange.

The yen exchange rate against the U.S. dollar was ¥102.88, ¥94.01 and ¥82.13 at March 31, 2014, 2013 and 2012, respectively. This resulted in the 8.87-yen depreciation of the yen against the U.S. dollar during the fiscal year ended March 31, 2014, which was smaller than the 11.88-yen depreciation during the previous fiscal year. Therefore, this contributed to the decrease in the impact of the depreciation of the yen against the U.S. dollar mentioned above. For information about the yen exchange rates, see “Item 3. Key Information—3.A. Selected Financial Data—Exchange Rates.”

In addition, the increase in net trading income from equity related transactions was due to our appropriate response to, or forecast for Japanese stock markets.

On the other hand, net trading income from interest rate related transactions decreased primarily due to a decrease in income related to fixed income products.

Net income from financial assets at fair value through profit or loss increased by ¥42,792 million from ¥15,794 million for the fiscal year ended March 31, 2013 to ¥58,586 million for the fiscal year ended March 31, 2014 primarily due to an increase in the fair value of debt instruments.

Net investment income increased by ¥108,861 million from ¥223,404 million for the fiscal year ended March 31, 2013 to ¥332,265 million for the fiscal year ended March 31, 2014. This was primarily due to an increase in net gains from sales of equity index-linked investment trusts, which was partially offset by a decrease in net gains from sales of bonds.

Fiscal Year Ended March 31, 2013 Compared to Fiscal Year Ended March 31, 2012

Net trading income, which includes income and losses from trading assets and liabilities and derivative financial instruments, decreased by ¥76,994 million from ¥182,296 million for the fiscal year ended March 31, 2012 to ¥105,302 million for the fiscal year ended March 31, 2013. The decrease was primarily due to a decrease in net trading income from foreign exchange transactions.

The decrease in net trading income from foreign exchange transactions was primarily due to the impact of the depreciation of the yen on gains or losses arising from foreign exchange transactions related to the economic hedges as described in the previous section. The yen exchange rate against the U.S. dollar was ¥94.01, ¥82.13 and ¥83.15 at March 31, 2013, 2012 and 2011, respectively. That was partially offset by an increase in net trading income from fixed income products. For information about the yen exchange rates, see “Item 3. Key Information—3.A. Selected Financial Data—Exchange Rates.”

Net income from financial assets at fair value through profit or loss decreased by ¥17,940 million from ¥33,734 million for the fiscal year ended March 31, 2012 to ¥15,794 million for the fiscal year ended March 31, 2013 primarily due to a smaller increase in the fair value of debt instruments than that for the previous fiscal year.

Net investment income decreased by ¥15,961 million from ¥239,365 million for the fiscal year ended March 31, 2012 to ¥223,404 million for the fiscal year ended March 31, 2013, although net gains from sales of bonds, reflecting our timely response to declining interest rates in both domestic and overseas markets in the first half of the fiscal year, contributed to the net investment income.

Other Income

The following table sets forth our other income for the periods shown.

	For the fiscal year ended March 31,
	2014	2013	2012
	(In millions)
Income from operating leases	¥148,211	¥110,906	¥72,483
Income related to disposal of assets leased	149,448	84,631	24,977
Income related to IT solution services	41,043	30,709	39,648
Gains on disposal of property, plant and equipment, and other intangible assets	2,634	240	2,741
Reversal of impairment losses of investments in associates and joint ventures	—	14,970	19,333
Gains on step acquisition of subsidiaries	1,565	141	27,491
Others	86,640	82,806	58,890

Total other income	¥429,541	¥324,403	¥245,563

Fiscal Year Ended March 31, 2014 Compared to Fiscal Year Ended March 31, 2013

Other income increased by ¥105,138 million, or 32%, from ¥324,403 million for the fiscal year ended March 31, 2013 to ¥429,541 million for the fiscal year ended March 31, 2014. Other income increased primarily due to increases in income from operating leases and income related to disposal of assets leased. On the other hand, no reversal of impairment losses of investments in associates and joint ventures was recognized for the fiscal year ended March 31, 2014 as the fair values of previously impaired investments in associates and joint ventures were not recovered.

Fiscal Year Ended March 31, 2013 Compared to Fiscal Year Ended March 31, 2012

Other income increased by ¥78,840 million, or 32%, from ¥245,563 million for the fiscal year ended March 31, 2012 to ¥324,403 million for the fiscal year ended March 31, 2013. Other income increased primarily due to increases in income from operating leases and income related to disposal of assets leased, reflecting the inclusion of our aircraft leasing business acquired and commenced as SMBC Aviation Capital in June 2012. The increase was partially offset by a decrease in gains on step acquisition of subsidiaries.

Impairment Charges on Financial Assets

The following table sets forth our impairment charges on financial assets for the periods shown.

	For the fiscal year ended March 31,
	2014	2013	2012
	(In millions)
Loans and advances	¥(25,806)	¥138,375	¥144,022
Available-for-sale financial assets	11,531	131,770	140,288

Total impairment charges (reversals) on financial assets	¥(14,275)	¥270,145	¥284,310

Fiscal Year Ended March 31, 2014 Compared to Fiscal Year Ended March 31, 2013

Our impairment charges on financial assets consist of losses relating to loans and advances and available-for-sale financial assets. Impairment charges on loans and advances are mainly affected by the economic environment and financial conditions of borrowers. On the other hand, impairment charges on available-for-sale financial assets are mainly affected by not only the economic environment but the financial conditions of issuers and the fair value of the instruments, such as market prices on stock markets in the case of equity instruments.

For the first half of the fiscal year ended March 31, 2014, the Japanese economy continued its gradual recovery. Quarter-on-quarter growth rates of Japanese GDP were 0.7% for the period from April to June 2013 and 0.3% for the period from July to September 2013. For the second half of the fiscal year, resilient private consumption, a pick-up in private investment, and rush demand ahead of the consumption tax increase in April 2014 supported the growth of the Japanese economy. As a result, Japanese GDP increased, on a quarter-on-quarter basis, by 0.1% for the period from October to December 2013 and by 1.6% for the period from January to March 2014. Consequently, Japanese GDP increased by 2.3% for the fiscal year ended March 31, 2014, compared with an increase of 0.7% in the previous fiscal year.

For the fiscal year ended March 31, 2014, previously recognized impairment charges on loans and advances amounting to ¥25,806 million were reversed, whereas impairment charges on loans and advances amounting to ¥138,375 million were recognized for the fiscal year ended March 31, 2013. This reflected the continuing gradual recovery of the Japanese economy and improvement of our loan portfolio. Impaired loans and advances decreased by ¥534,328 million from ¥2,483,141 million for the fiscal year ended March 31, 2013 to ¥1,948,813 million for the fiscal year ended March 31, 2014. Allowance for loan losses for impaired loans and advances also decreased by ¥287,035 million from ¥1,144,130 million for the fiscal year ended March 31, 2013 to ¥857,095 million for the fiscal year ended March 31, 2014.

For detailed information on provision for loan losses and impaired loans and advances, see “—Financial Condition—Allowance for Loan Losses,” and “—Financial Condition—Impaired Loans and Advances,” respectively.

Impairment charges on available-for-sale financial assets significantly decreased by ¥120,239 million from ¥131,770 million for the fiscal year ended March 31, 2013 to ¥11,531 million for the fiscal year ended March 31, 2014.

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

For the fiscal year ended March 31, 2014, the types of securities on which the impairment charges were recognized included investments in limited partnerships, investment trusts, unlisted stocks and publicly traded Japanese stocks. Impairment charges on publicly traded Japanese stocks, which had accounted for the majority of the impairment charges on available-for-sale financial assets in the previous years, were very small, reflecting the positive trend in Japanese stock markets as described in “Item 5. Operating and Financial Review and Prospects—Overview—Operating Environment.”

For detailed information on our available-for-sale financial assets, which include a diversified portfolio of domestic equity instruments, see “—Financial Condition—Investment Securities.”

Fiscal Year Ended March 31, 2013 Compared to Fiscal Year Ended March 31, 2012

For the first half of the fiscal year ended March 31, 2013, although the Japanese economy was supported by domestic demand from post-earthquake reconstruction, the prolonged slowdown in the global economy contributed to the contraction of the Japanese economy. However, the Japanese economy gradually improved in the second half of the fiscal year. GDP growth in the second half was supported by an increase in private consumption. Exports also grew toward the end of the fiscal year, reflecting gradual recovery in the global economy and depreciation of the yen. As a result, Japanese GDP increased by 0.7% for the fiscal year ended March 31, 2013, compared with an increase of 0.3% in the previous fiscal year.

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

Impairment charges on available-for-sale financial assets decreased from ¥140,288 million for the fiscal year ended March 31, 2012 to ¥131,770 million for the fiscal year ended March 31, 2013. The types of securities on which the impairment charges were recognized included publicly traded Japanese stocks, whose impairment charges were ¥117,235 million, and other instruments such as investments in limited partnerships and unlisted stocks.

The impairment charges on available-for-sale financial assets were ¥127,950 million and ¥3,820 million for the six months ended September 30, 2012 and for the six months ended March 31, 2013, respectively.

For the six months ended September 30, 2012, as the prolonged slowdown in the global economy contributed to the contraction of the Japanese economy, the Nikkei Stock Average declined from ¥10,083.56 at March 30, 2012 to ¥8,870.16 at September 28, 2012. Impairment charges on publicly traded Japanese stocks increased significantly due mainly to declines in trading prices for Japanese equities, resulting in impairment charges on available-for-sale financial assets of ¥127,950 million for the first half of the fiscal year.

For the six months ended March 31, 2013, the Nikkei Stock Average rose gradually before the change of government in Japan in December 2012, and it reached ¥12,397.91 at March 29, 2013. Due to the rise in market prices for Japanese stocks, impairment charges on publicly traded Japanese stocks were very small and the impairment charges on available-for-sale financial assets were ¥3,820 million in the aggregate for the second half of the fiscal year.

For detailed information on our available-for-sale financial assets, which include a diversified portfolio of domestic equity instruments, see “—Financial Condition—Investment Securities.”

General and Administrative Expenses

The following table sets forth a breakdown of our general and administrative expenses for the periods shown.

	For the fiscal year ended March 31,
	2014	2013	2012
	(In millions)
Personnel expenses	¥706,376	¥666,073	¥620,281
Depreciation and amortization	137,742	130,382	121,611
Rent and lease expenses	113,314	111,327	105,196
Building and maintenance expenses	8,886	7,926	8,283
Supplies expenses	15,482	14,267	14,192
Communication expenses	35,017	33,099	34,170
Publicity and advertising expenses	56,791	48,979	41,957
Taxes and dues	57,800	57,672	56,582
Outsourcing expenses	88,072	87,583	85,196
Premiums for deposit insurance	54,532	53,687	59,600
Office equipment expenses	40,388	35,749	32,201
Others	208,608	200,427	195,205

Total general and administrative expenses	¥1,523,008	¥1,447,171	¥1,374,474

Fiscal Year Ended March 31, 2014 Compared to Fiscal Year Ended March 31, 2013

General and administrative expenses increased by ¥75,837 million, or 5%, from ¥1,447,171 million for the fiscal year ended March 31, 2013 to ¥1,523,008 million for the fiscal year ended March 31, 2014, primarily due to increases in expenses to enhance operating income from the securities business, and expenses related to overseas business development including an increase in our overseas staff.

Fiscal Year Ended March 31, 2013 Compared to Fiscal Year Ended March 31, 2012

General and administrative expenses increased by ¥72,697 million, or 5%, from ¥1,374,474 million for the fiscal year ended March 31, 2012 to ¥1,447,171 million for the fiscal year ended March 31, 2013, primarily due to the inclusion of the full year impact of SMBC Consumer Finance’s general and administrative expenses and an increase in expenses related to the expansion of our overseas business including an increase in our overseas staff.

Other Expenses

The following table sets forth our other expenses for the periods shown.

	For the fiscal year ended March 31,
	2014	2013	2012
	(In millions)
Cost of operating leases	¥72,189	¥58,252	¥46,278
Cost related to disposal of assets leased	146,196	81,083	20,678
Cost related to IT solution services	122,535	107,475	98,914
Losses on disposal of property, plant and equipment, and other intangible assets	6,763	5,432	6,541
Impairment losses of property, plant and equipment	3,157	4,333	3,757
Impairment losses of intangible assets	193	35	1,989
Losses on sale of investments in subsidiaries and associates	—	8	439
Impairment losses of investments in associates and joint ventures	4,686	7,347	656
Others	73,174	24,282	60,040

Total other expenses	¥428,893	¥288,247	¥239,292

Fiscal Year Ended March 31, 2014 Compared to Fiscal Year Ended March 31, 2013

Other expenses increased by ¥140,646 million, or 49%, from ¥288,247 million for the fiscal year ended March 31, 2013 to ¥428,893 million for the fiscal year ended March 31, 2014, primarily due to increases in cost of operating leases and cost related to disposal of assets leased.

Fiscal Year Ended March 31, 2013 Compared to Fiscal Year Ended March 31, 2012

Other expenses increased by ¥48,955 million, or 20%, from ¥239,292 million for the fiscal year ended March 31, 2012 to ¥288,247 million for the fiscal year ended March 31, 2013, primarily due to increases in cost of operating leases and cost related to disposal of assets leased, reflecting the inclusion of our aircraft leasing business acquired and commenced as SMBC Aviation Capital in June 2012.

Share of Post-tax Profit (Loss) of Associates and Joint Ventures

Fiscal Year Ended March 31, 2014 Compared to Fiscal Year Ended March 31, 2013

Share of post-tax profit of associates and joint ventures decreased by ¥139 million from ¥19,593 million for the fiscal year ended March 31, 2013 to ¥19,454 million for the fiscal year ended March 31, 2014. This was primarily due to a decrease in our share of the profit from the investment business of associates and joint ventures, which was partially offset by the inclusion of our share of the profit from PT Bank Tabungan Pensiunan Nasional Tbk, which became our associate in May 2013.

Fiscal Year Ended March 31, 2013 Compared to Fiscal Year Ended March 31, 2012

Share of post-tax profit of associates and joint ventures was ¥19,593 million for the fiscal year ended March 31, 2013, an increase of ¥44,597 million, from a loss of ¥25,004 million for the fiscal year ended March 31, 2012. This was primarily due to the inclusion of our share of the loss in the previous fiscal year from SMBC Consumer Finance, formerly known as Promise, which was previously accounted for as an equity-method associate but became our subsidiary in December 2011.

Income Tax Expense

Fiscal Year Ended March 31, 2014 Compared to Fiscal Year Ended March 31, 2013

Income tax expense increased by ¥158,840 million from ¥255,157 million for the fiscal year ended March 31, 2013 to ¥413,997 million for the fiscal year ended March 31, 2014, primarily due to an increase in profit before tax.

Fiscal Year Ended March 31, 2013 Compared to Fiscal Year Ended March 31, 2012

Income tax expense decreased by ¥205,286 million from ¥460,443 million for the fiscal year ended March 31, 2012 to ¥255,157 million for the fiscal year ended March 31, 2013, mainly as the previous fiscal year included a deferred tax expense associated with a decrease of net deferred tax assets which resulted from changes in Japanese corporation tax rates.

Business Segment Analysis

Our business segment information is prepared based on the internal reporting system utilized by our management to assess the performance of our business segments under Japanese GAAP. We have four main business segments: Commercial Banking, Leasing, Securities and Consumer Finance, with the remaining operations recorded in Others. The Commercial Banking segment covers the Bank, which accounts for the major portion of our total assets and revenue, other domestic banking subsidiaries, such as KUBC, The Minato Bank, The Japan Net Bank and SMBC Trust Bank, as well as foreign banking subsidiaries, such as SMBC Europe, SMBC (China) and Manufacturers Bank. We have SMFL in the Leasing segment, SMBC Nikko Securities and SMBC Friend Securities in the Securities segment and Sumitomo Mitsui Card, Cedyna and SMBC Consumer Finance in the Consumer Finance segment. Since the Bank has a significant impact on our overall performance, its performance is reported to management in more detail by dividing the Bank’s performance into five business units by customer market: the Consumer Banking Unit, the Middle Market Banking Unit, the Corporate Banking Unit, the International Banking Unit and the Treasury Unit. In addition to the five business units, the Bank also has several cross-sectional units and divisions. The revenues and expenses of these units and divisions are generally allocated to each business unit. Organizational charts of SMFG and the Bank are provided in “Item 4.C. Organizational Structure.” Since figures reported to management are prepared under Japanese GAAP, the segment information does not agree to figures in the consolidated financial statements under IFRS. This difference is addressed in Note 4 “Segment Analysis—Reconciliation of Segmental Results of Operation to Consolidated Income Statement” to our consolidated financial statements included elsewhere in this annual report.

Segmental Results of Operation

For the fiscal year ended March 31, 2014:

	Commercial Banking
	SMBC							Others(3)	Total
	Consumer Banking Unit	Middle Market Banking Unit	Corporate Banking Unit	International Banking Unit	Treasury Unit	Others	SMBC Total
	(In billions)
Gross profit	¥339.0	¥399.3	¥225.6	¥296.0	¥325.5	¥(27.3)	¥1,558.1	¥248.3	¥1,806.4
Net interest income	281.8	221.0	141.9	174.6	225.2	20.4	1,064.9	171.2	1,236.1
Net non-interest income	57.2	178.3	83.7	121.4	100.3	(47.7)	493.2	77.1	570.3
General and administrative expenses	(284.7)	(219.1)	(40.3)	(89.3)	(23.0)	(89.3)	(745.7)	(155.6)	(901.3)
Other profit (loss)(1)	—	—	—	—	—	—	—	13.9	13.9

Consolidated net business profit(2)(5)	¥54.3	¥180.2	¥185.3	¥206.7	¥302.5	¥(116.6)	¥812.4	¥106.6	¥919.0

	Leasing		Securities			Consumer Finance				Others	Total
	SMFL	Total(4)	SMBC Nikko Securities	SMBC Friend Securities	Total(4)	Sumitomo Mitsui Card	Cedyna	SMBC Consumer Finance	Total(4)
	(In billions)
Gross profit	¥127.9	¥137.3	¥319.7	¥58.2	¥397.8	¥189.9	¥154.6	¥181.8	¥550.0	¥18.0	¥2,909.5
Net interest income	29.1	35.3	1.4	1.4	2.7	13.9	27.2	124.4	166.5	53.2	1,493.8
Net non-interest income	98.8	102.0	318.3	56.8	395.1	176.0	127.4	57.4	383.5	(35.2)	1,415.7
General and administrative expenses	(54.8)	(54.7)	(221.8)	(42.4)	(278.6)	(139.6)	(116.5)	(75.5)	(346.2)	71.5	(1,509.3)
Other profit (loss)(1)	4.2	8.3	(0.7)	(0.5)	(0.7)	(6.6)	(26.8)	(79.8)	(107.7)	(71.6)	(157.8)

Consolidated net business profit(2)(5)	¥77.3	¥90.9	¥97.2	¥15.3	¥118.5	¥43.7	¥11.3	¥26.5	¥96.1	¥17.9	¥1,242.4

For the fiscal year ended March 31, 2013:

	Commercial Banking
	SMBC							Others(3)	Total
	Consumer Banking Unit	Middle Market Banking Unit	Corporate Banking Unit	International Banking Unit	Treasury Unit	Others	SMBC Total
	(In billions)
Gross profit	¥374.9	¥412.2	¥208.0	¥240.5	¥295.3	¥9.2	¥1,540.1	¥258.5	¥1,798.6
Net interest income	307.7	236.2	128.2	142.0	125.5	31.6	971.2	156.0	1,127.2
Net non-interest income	67.2	176.0	79.8	98.5	169.8	(22.4)	568.9	102.5	671.4
General and administrative expenses	(284.4)	(216.7)	(39.6)	(72.9)	(21.0)	(93.1)	(727.7)	(149.2)	(876.9)
Other profit (loss)(1)	—	—	—	—	—	—	—	(30.4)	(30.4)

Consolidated net business profit(2)(5)	¥90.5	¥195.5	¥168.4	¥167.6	¥274.3	¥(83.9)	¥812.4	¥78.9	¥891.3

	Leasing		Securities			Consumer Finance				Others	Total
	SMFL	Total(4)	SMBC Nikko Securities	SMBC Friend Securities	Total(4)	Sumitomo Mitsui Card	Cedyna	SMBC Consumer Finance	Total(4)
	(In billions)
Gross profit	¥114.8	¥120.4	¥268.9	¥59.4	¥341.5	¥183.1	¥153.5	¥165.8	¥526.5	¥15.4	¥2,802.4
Net interest income	40.8	46.2	(0.7)	0.4	—	15.5	29.4	117.7	164.0	61.5	1,398.9
Net non-interest income	74.0	74.2	269.6	59.0	341.5	167.6	124.1	48.1	362.5	(46.1)	1,403.5
General and administrative expenses	(51.7)	(50.8)	(194.9)	(41.4)	(247.3)	(132.6)	(118.2)	(66.2)	(331.2)	61.7	(1,444.5)
Other profit (loss)(1)	(4.1)	(0.3)	(0.6)	—	(2.0)	(5.7)	(21.6)	(47.7)	(73.1)	(85.9)	(191.7)

Consolidated net business profit(2)(5)	¥59.0	¥69.3	¥73.4	¥18.0	¥92.2	¥44.8	¥13.7	¥51.9	¥122.2	¥(8.8)	¥1,166.2

For the fiscal year ended March 31, 2012:

	Commercial Banking
	SMBC							Others(3)	Total
	Consumer Banking Unit	Middle Market Banking Unit	Corporate Banking Unit	International Banking Unit	Treasury Unit	Others	SMBC Total
	(In billions)
Gross profit	¥383.7	¥422.9	¥212.6	¥197.4	¥319.3	¥(3.4)	¥1,532.5	¥231.4	¥1,763.9
Net interest income	326.9	256.8	136.6	111.6	123.1	1.9	956.9	156.6	1,113.5
Net non-interest income	56.8	166.1	76.0	85.8	196.2	(5.3)	575.6	74.8	650.4
General and administrative expenses	(289.5)	(222.8)	(38.2)	(64.9)	(19.2)	(84.9)	(719.5)	(131.8)	(851.3)
Other profit (loss)(1)	—	—	—	—	—	—	—	(20.5)	(20.5)

Consolidated net business profit(2)(5)	¥94.2	¥200.1	¥174.4	¥132.5	¥300.1	¥(88.3)	¥813.0	¥79.1	¥892.1

	Leasing		Securities			Consumer Finance			Others	Total
	SMFL	Total(4)	SMBC Nikko Securities	SMBC Friend Securities	Total(4)	Sumitomo Mitsui Card	Cedyna	Total(4)
	(In billions)
Gross profit	¥99.1	¥102.1	¥222.1	¥48.0	¥277.9	¥179.3	¥160.1	¥436.2	¥30.0	¥2,610.1
Net interest income	58.8	62.3	(1.7)	0.5	(0.7)	18.5	36.4	111.6	62.8	1,349.5
Net non-interest income	40.3	39.8	223.8	47.5	278.6	160.8	123.7	324.6	(32.8)	1,260.6
General and administrative expenses	(43.2)	(42.6)	(180.1)	(39.1)	(224.5)	(126.6)	(120.5)	(291.9)	35.7	(1,374.6)
Other profit (loss)(1)	7.0	8.3	(1.7)	—	(2.6)	(9.6)	(67.3)	(134.6)	(72.2)	(221.6)

Consolidated net business profit(2)(5)	¥62.9	¥67.8	¥40.3	¥8.9	¥50.8	¥43.1	¥(27.7)	¥9.7	¥(6.5)	¥1,013.9

(1)	Other profit (loss) includes non-operating profits and losses of subsidiaries other than SMBC and ordinary profit or loss of equity-method associates taking into account the ownership ratio. For the fiscal year ended March 31, 2012, equity-method associates included Promise, a consumer lending company, which became our subsidiary in December 2011 and changed its company name to SMBC Consumer Finance in July 2012.
(2)	The Group’s consolidated net business profit = SMBC’s business profit on a nonconsolidated basis, excluding the effect of the reversal of reserve for possible loan losses + SMFG’s non-consolidated ordinary profit + ordinary profit of other subsidiaries (with adjustment for nonrecurring factors) + (ordinary profit of equity-method associates * ownership ratio) – internal transactions (such as dividends) under Japanese GAAP. Consolidated net business profit of SMBC Nikko Securities, SMBC Friend Securities, Sumitomo Mitsui Card and Cedyna represent the ordinary profit (loss) of each company on a nonconsolidated basis and consolidated net business profit of SMFL and SMBC Consumer Finance represent the ordinary profit (loss) of each company on a consolidated basis. Ordinary profit (loss) comprises profits and losses from ordinary activities which exclude extraordinary items.
(3)	Others in Commercial Banking consists of SMFG’s banking subsidiaries except SMBC, such as SMBC Europe, SMBC (China), KUBC and The Minato Bank.
(4)	Total under each business segment, except Commercial Banking, includes the aggregation of the results from the operating units that were not separately identified.
(5)	The Group’s total credit costs (reversal) for the fiscal years ended March 31, 2014, 2013 and 2012 were ¥(49.1) billion, ¥173.1 billion and ¥116.8 billion, respectively, of which ¥(116.5) billion, ¥63.7 billion and ¥78.1 billion were for Commercial Banking, ¥(0.9) billion, ¥5.3 billion and ¥(4.0) billion were for Leasing, nil, ¥0.3 billion and ¥1.2 billion were for Securities, and ¥66.8 billion, ¥69.3 billion and ¥46.2 billion were for Consumer Finance. Credit costs, including gains on recoveries of written-off claims, of SMBC are not included in consolidated net business profit, but in “Loans and advances” in the reconciliation table in the section “Reconciliation of Segmental Results of Operation to Consolidated Income Statement” in Note 4 “Segment Analysis” to our consolidated financial statements included elsewhere in this report.

Commercial Banking

Fiscal Year Ended March 31, 2014 Compared to Fiscal Year Ended March 31, 2013

Our consolidated net business profit from our Commercial Banking segment increased by ¥28 billion from ¥891 billion for the fiscal year ended March 31, 2013 to ¥919 billion for the fiscal year ended March 31, 2014. This was due to an increase in net interest income, which was partially offset by a decrease in net non-interest income.

The Bank’s Consumer Banking Unit

Both gross profit and consolidated net business profit from the Bank’s Consumer Banking Unit decreased by ¥36 billion and ¥37 billion from ¥375 billion and ¥91 billion for the fiscal year ended March 31, 2013 to ¥339 billion and ¥54 billion for the fiscal year ended March 31, 2014, respectively. Net interest income decreased primarily due to decreases in the interest rate spreads for and the balance of housing loans, reflecting the increasing competition in the housing loan market in Japan. Non-interest income decreased due to a decrease in fees and commissions related to investment trust and life insurance products.

The Bank’s Middle Market Banking Unit

Both gross profit and consolidated net business profit from the Bank’s Middle Market Banking Unit decreased by ¥13 billion and ¥16 billion from ¥412 billion and ¥196 billion for the fiscal year ended March 31, 2013 to ¥399 billion and ¥180 billion for the fiscal year ended March 31, 2014, respectively. Net interest income decreased primarily due to a decrease in the interest rate spreads for loans as a result of the increasing lending competition in the commercial banking industry in Japan, although loans to domestic companies increased.

The Bank’s Corporate Banking Unit

Both gross profit and consolidated net business profit from the Bank’s Corporate Banking Unit increased by ¥18 billion and ¥17 billion from ¥208 billion and ¥168 billion for the fiscal year ended March 31, 2013 to ¥226 billion and ¥185 billion for the fiscal year ended March 31, 2014, respectively. The increase was primarily due to a growing demand for financing of M&A deals and leveraged buyout transactions.

The Bank’s International Banking Unit

Both gross profit and consolidated net business profit from the Bank’s International Banking Unit increased by ¥55 billion and ¥39 billion from ¥241 billion and ¥168 billion for the fiscal year ended March 31, 2013 to ¥296 billion and ¥207 billion for the fiscal year ended March 31, 2014, respectively. Net interest income increased due to an increase in the balance of loans to the foreign customers reflecting our allocation of assets primarily to Asian countries. Net non-interest income also increased due to an increase in commissions in relation to loan transactions. The increase in gross profit was partially offset by an increase in general and administrative expenses as a result of increases in our overseas staff and expenses related to overseas business development.

The Bank’s Treasury Unit

Both gross profit and consolidated net business profit from the Bank’s Treasury Unit increased by ¥31 billion and ¥29 billion from ¥295 billion and ¥274 billion for the fiscal year ended March 31, 2013 to ¥326 billion and ¥303 billion for the fiscal year ended March 31, 2014, respectively. This was primarily due to an increase in profits from equity index-linked investment trusts, which was partially offset by a decrease in net gains from sales of bonds.

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

The Bank’s Consumer Banking Unit

Both gross profit and consolidated net business profit from the Bank’s Consumer Banking Unit decreased by ¥9 billion and ¥3 billion from ¥384 billion and ¥94 billion for the fiscal year ended March 31, 2012 to ¥375 billion and ¥91 billion for the fiscal year ended March 31, 2013, respectively. The decrease was primarily due to a decrease in net interest income, although net non-interest income increased. Net interest income decreased primarily due to a decrease in the interest rate spreads for housing loans, reflecting the increasing competition in the housing loan market in Japan. Non-interest income increased due to an increase in investment trust sales commissions coupled with the rise in stock prices in the second half of the fiscal year ended March 31, 2013.

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

The Bank’s Corporate Banking Unit

Both gross profit and consolidated net business profit from the Bank’s Corporate Banking Unit decreased by ¥5 billion and ¥6 billion from ¥213 billion and ¥174 billion for the fiscal year ended March 31, 2012 to ¥208 billion and ¥168 billion for the fiscal year ended March 31, 2013, respectively. Although there was growing demand for financing of M&A deals, net interest income decreased primarily due to weak financing needs in the first half of the fiscal year and a decrease in the interest rate spread for loans to high credit quality companies.

The Bank’s International Banking Unit

Both gross profit and consolidated net business profit from the Bank’s International Banking Unit increased by ¥44 billion and ¥35 billion from ¥197 billion and ¥133 billion for the fiscal year ended March 31, 2012 to ¥241 billion and ¥168 billion for the fiscal year ended March 31, 2013, respectively. This was primarily due to the increases of net interest income and net non-interest income, which was partially offset by increase in general and administrative expenses as a result of an increase in our overseas staff and expenses related to overseas business development. Net interest income increased due to an increase in the balance of loans to the foreign customers as a result of our allocation of assets to Asian countries, where financing needs were strong, and to the United States.

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

Leasing

Fiscal Year Ended March 31, 2014 Compared to Fiscal Year Ended March 31, 2013

Both gross profit and consolidated net business profit in our Leasing segment increased by ¥17 billion and ¥22 billion from ¥120 billion and ¥69 billion for the fiscal year ended March 31, 2013 to ¥137 billion and ¥91 billion for the fiscal year ended March 31, 2014, respectively. Although net interest income decreased, net non-interest income increased primarily due to an increase in net non-interest income of SMFL.

Fiscal Year Ended March 31, 2013 Compared to Fiscal Year Ended March 31, 2012

Both gross profit and consolidated net business profit in our Leasing segment increased by ¥18 billion and ¥1 billion from ¥102 billion and ¥68 billion for the fiscal year ended March 31, 2012 to ¥120 billion and ¥69 billion for the fiscal year ended March 31, 2013, respectively. The increase was primarily due to an increase in net non-interest income of SMFL, reflecting the inclusion of our aircraft leasing business acquired and commenced as SMBC Aviation Capital in June 2012.

Securities

Fiscal Year Ended March 31, 2014 Compared to Fiscal Year Ended March 31, 2013

Both gross profit and consolidated net business profit in our Securities segment increased by ¥56 billion and ¥27 billion from ¥342 billion and ¥92 billion for the fiscal year ended March 31, 2013 to ¥398 billion and ¥119 billion for the fiscal year ended March 31, 2014, respectively. This was primarily due to an increase in net non-interest income of SMBC Nikko Securities mainly as a result of an increase in fees and commissions from securities-related businesses and investment trusts, coupled with the positive trend in the Japanese stock market.

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

Consumer Finance

Fiscal Year Ended March 31, 2014 Compared to Fiscal Year Ended March 31, 2013

Gross profit in our Consumer Finance segment increased by ¥23 billion from ¥527 billion for the fiscal year ended March 31, 2013 to ¥550 billion for the fiscal year ended March 31, 2014, primarily due to increases in net non-interest income of Sumitomo Mitsui Card and net interest income of SMBC Consumer Finance. Consolidated net business profit decreased by ¥26 billion from ¥122 billion for the fiscal year ended March 31, 2013 to ¥96 billion for the fiscal year ended March 31, 2014, primarily due to a decrease in other profit and loss, reflecting additional provisions for interest repayment.

Fiscal Year Ended March 31, 2013 Compared to Fiscal Year Ended March 31, 2012

Both gross profit and consolidated net business profit in our Consumer Finance segment increased by ¥91 billion and ¥112 billion from ¥436 billion and ¥10 billion for the fiscal year ended March 31, 2012 to ¥527 billion and ¥122 billion for the fiscal year ended March 31, 2013, respectively. This was primarily due to the full inclusion of SMBC Consumer Finance, which became our subsidiary in December 2011 and our wholly owned subsidiary in April 2012.

Financial Condition

Assets

Our total assets increased by ¥10,861,042 million from ¥147,754,613 million at March 31, 2013 to ¥158,615,655 million at March 31, 2014, primarily due to increases in cash and deposits with banks and loans and advances, which were partially offset by a decrease in investment securities.

Our assets at March 31, 2014 and 2013 were as follows.

	At March 31,
	2014	2013(1)
	(In millions)
Cash and deposits with banks	¥33,208,724	¥11,804,786
Call loans and bills bought	1,248,235	1,353,866
Reverse repurchase agreements and cash collateral on securities borrowed	4,303,121	3,927,126
Trading assets	3,557,545	3,481,619
Derivative financial instruments	4,891,382	6,851,729
Financial assets at fair value through profit or loss	1,840,255	2,045,046
Investment securities	22,052,998	36,252,599
Loans and advances	81,244,982	75,987,057
Investments in associates and joint ventures	383,590	260,495
Property, plant and equipment	2,078,927	1,757,994
Intangible assets	955,746	903,264
Other assets	2,641,740	2,596,555
Current tax assets	62,783	51,449
Deferred tax assets	145,627	481,028

Total assets	¥158,615,655	¥147,754,613

(1)	All comparative information has been restated to reflect the adoption of revised IAS 19 “Employee Benefits,” however, only the comparative information for the fiscal year ended March 31, 2013 has been restated to reflect the adoption of IFRS 10 “Consolidated Financial Statements.” For more information, see Note 2 “Summary of Significant Accounting Policies—New and Amended Accounting Standards Adopted by the SMFG Group” to our consolidated financial statements included elsewhere in this annual report.

Loans and Advances

Our main operating activity is the lending business. We make loans and extend other types of credit principally to corporate and individual customers in Japan and to corporate and sovereign customers in foreign countries.

At March 31, 2014, our loans and advances were ¥81,244,982 million, or 51% of total assets, representing an increase of ¥5,257,925 million, or 7%, from ¥75,987,057 million at March 31, 2013. The increase in loans and advances was mainly due to an increase in those to our foreign customers, although those to our domestic customers also increased. The increase in loans and advances to our foreign customers was primarily due to our allocation of assets to Asian countries. The depreciation of the yen also affected the increase in loans and advances to foreign customers. The increase in loans and advances to our domestic customers was primarily due to an increase in those to corporate customers, particularly to large corporate customers, as we responded to the demand for financing in relation with cross-border M&A and leveraged buyout transactions associated with business restructurings.

Domestic

Through the Bank and other banking and non-bank subsidiaries, we make loans to a broad range of industrial, commercial and individual customers in Japan. The following table shows our outstanding loans and advances to customers whose domiciles are in Japan, classified by industry, before deducting the allowance for loan losses, and adjusting unearned income, unamortized premiums-net and deferred loan fees-net at the dates indicated.

	At March 31,
	2014	2013
	(In millions)
Manufacturing	¥8,018,568	¥8,071,044
Agriculture, forestry, fisheries and mining	177,012	164,420
Construction	1,152,388	1,167,115
Transportation, communications and public enterprises	5,086,361	4,708,870
Wholesale and retail	5,505,570	5,388,032
Finance and insurance	2,537,347	2,715,862
Real estate and goods rental and leasing	8,117,000	8,145,769
Services	4,855,536	4,404,359
Municipalities	1,279,010	1,270,981
Lease financing	2,133,760	2,058,284
Consumer(1)	19,086,241	18,834,079
Others	3,159,438	3,341,636

Total domestic	¥61,108,231	¥60,270,451

(1)	The balance in Consumer mainly consists of housing loans. The housing loan balances amounted to ¥14,420,225 million and ¥14,520,154 million at March 31, 2014 and 2013, respectively.

Foreign

The following table shows the outstanding loans and advances to our customers whose domiciles are not in Japan, classified by industry, before deducting the allowance for loan losses, and adjusting unearned income, unamortized premiums-net and deferred loan fees-net at the dates indicated.

	At March 31,
	2014	2013
	(In millions)
Public sector	¥163,685	¥121,611
Financial institutions	3,450,482	2,500,624
Commerce and industry	16,435,047	13,502,283
Lease financing	267,394	208,099
Others	947,826	793,653

Total foreign	¥21,264,434	¥17,126,270

Allowance for Loan Losses

Fiscal Year Ended March 31, 2014 Compared to Fiscal Year Ended March 31, 2013

For the fiscal year ended March 31, 2014, the allowance for loan losses decreased by ¥311,813 million, or 25%, from ¥1,262,478 million at March 31, 2013 to ¥950,665 million at March 31, 2014, as the previously recognized allowance for loan losses amounting to ¥25,806 million was reversed.

We calculate the allowance for loan losses using the latest assignment of obligor grades (our internal credit rating) and supplementary data such as the borrowers’ operating cash flows, realizable value of collateral and recent economic conditions.

For the first half of the fiscal year ended March 31, 2014, the Japanese economy continued its gradual recovery. Quarter-on-quarter growth rates of Japanese GDP were 0.7% for the period from April to June 2013 and 0.3% for the period from July to September 2013. For the second half of the fiscal year, resilient private consumption, a pick-up in private investment, and rush demand ahead of the consumption tax increase in April 2014 supported the growth of the Japanese economy. As a result, Japanese GDP increased, on a quarter-on-quarter basis, by 0.1% for the period from October to December 2013 and by 1.6% for the period from January to March 2014. Consequently, Japanese GDP increased by 2.3% for the fiscal year ended March 31, 2014, compared with an increase of 0.7% in the previous fiscal year.

In addition to the continuing gradual recovery of the Japanese economy, our consistent implementation of consultative actions tailored to our borrowers’ businesses and financial condition, such as by supporting the development of operational improvement plans for borrowers, contributed to the improvement of our loan portfolio and the containment of credit costs.

Charge-offs increased by ¥38,483 million from the previous fiscal year to ¥302,681 million for the fiscal year ended March 31, 2014. The overall charge-offs of domestic loans and advances increased by ¥41,897 million compared to the previous fiscal year to ¥283,034 million for the fiscal year ended March 31, 2014, primarily due to an increase in charge-offs related to customers from the real estate and goods rental and leasing industries. Charge-offs of foreign loans and advances decreased by ¥3,414 million compared to the previous fiscal year to ¥19,647 million for the fiscal year ended March 31, 2014.

Because both charge-offs, which are recognized through the sales of loans and write-offs, and a reversal of provision for loan losses decrease the balance of the allowance for loan losses, the overall allowance for loan losses decreased by ¥311,813 million at March 31, 2014 compared to March 31, 2013. The decrease was primarily due to a decrease in allowance for loan losses related to customers from the real estate and goods rental and leasing industries.

Fiscal Year Ended March 31, 2013 Compared to Fiscal Year Ended March 31, 2012

For the fiscal year ended March 31, 2013, the allowance for loan losses decreased by ¥118,686 million, or 9%, from ¥1,381,164 million at March 31, 2012 to ¥1,262,478 million at March 31, 2013. We recorded a provision for loan losses of ¥138,375 million for the fiscal year ended March 31, 2013, which was a decrease from ¥144,022 million for the fiscal year ended March 31, 2012.

For the first half of the fiscal year ended March 31, 2013, although the Japanese economy was supported by domestic demand from post-earthquake reconstruction, the prolonged slowdown in the global economy contributed to the contraction of the Japanese economy. However, the Japanese economy gradually improved in the second half of the fiscal year. GDP growth in the second half was supported by an increase in private consumption. Exports also grew toward the end of the fiscal year, reflecting gradual recovery in the global economy and depreciation of the yen. As a result, Japanese GDP increased by 0.7% for the fiscal year ended March 31, 2013, compared with an increase of 0.3% in the previous fiscal year.

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

The following table shows the analysis of our allowance for loan losses for each of the periods indicated.

	For the fiscal year ended March 31,
	2014	2013	2012
	(In millions)
Allowance for loan losses at beginning of period	¥1,262,478	¥1,381,164	¥1,587,133
Provision (credit) for loan losses	(25,806)	138,375	144,022
Charge-offs:
Domestic	283,034	241,137	306,607
Foreign	19,647	23,061	48,618

Total	302,681	264,198	355,225

Recoveries:
Domestic	9,293	10,103	4,595
Foreign	362	333	207

Total	9,655	10,436	4,802

Net charge-offs	293,026	253,762	350,423
Others(1)	7,019	(3,299)	432

Allowance for loan losses at end of period	¥950,665	¥1,262,478	¥1,381,164

(1)	Others mainly include foreign exchange translations for the fiscal year ended March 31, 2014, whereas the amount for the fiscal year ended March 31, 2013 mainly includes foreign exchange translations as well as the exclusion of the allowance for loan losses related to ORIX Credit, as the Bank transferred all of its shares of ORIX Credit to ORIX in June 2012.

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

The following table shows the distribution of impaired loans and advances by “potentially bankrupt, effectively bankrupt and bankrupt (loans and advances),” “past due three months or more (loans),” “restructured (loans)” and “other impaired (loans and advances)” at March 31, 2014 and 2013 by domicile and type of industry of the borrowers.

	At March 31,
	2014	2013
	(In millions)
Potentially bankrupt, effectively bankrupt and bankrupt (loans and advances):
Domestic:
Manufacturing	¥183,257	¥215,600
Agriculture, forestry, fisheries and mining	3,251	5,210
Construction	69,144	101,255
Transportation, communications and public enterprises	56,782	109,449
Wholesale and retail	208,491	232,779
Finance and insurance	13,378	15,822
Real estate and goods rental and leasing	291,665	449,163
Services	192,191	203,197
Lease financing	21,079	17,030
Consumer	238,563	270,060
Others	59,812	69,859

Total domestic	1,337,613	1,689,424

Foreign:
Public sector	14	14
Financial institutions	2,647	6,191
Commerce and industry	131,254	178,022
Lease financing	8,623	7,522
Others	4,566	2,271

Total foreign	147,104	194,020

Total	1,484,717	1,883,444

Past due three months or more (loans):
Domestic	25,959	27,102
Foreign	437	557

Total	26,396	27,659

Restructured (loans):
Domestic	247,351	337,494
Foreign	37,475	29,650

Total	284,826	367,144

Other impaired (loans and advances):
Domestic	152,873	204,775
Foreign	1	119

Total	152,874	204,894

Gross impaired loans and advances	1,948,813	2,483,141

Less: Allowance for loan losses for impaired loans and advances	(857,095)	(1,144,130)

Net impaired loans and advances	¥1,091,718	¥1,339,011

In addition to the discussion in this section, see Note 45 “Financial Risk Management—Credit Risk” to our consolidated financial statements included elsewhere in this annual report.

Investment Securities

Our investment securities, including available-for-sale financial assets and held-to-maturity investments, totaled ¥22,052,998 million at March 31, 2014, a decrease of ¥14,199,601 million, or 39%, from ¥36,252,599 million at March 31, 2013. The decrease of our investment securities was primarily due to a decrease in our holding of available-for-sale domestic bonds.

Our bond portfolio is principally held for asset and liability management purposes. Our bond portfolio mostly consisted of Japanese government bonds, and U.S. Treasury and other U.S. government agency bonds.

Our held-to-maturity investments amounted to ¥4,528,254 million at March 31, 2014, a decrease of ¥1,312,003 million, or 22%, from ¥5,840,257 million at March 31, 2013, primarily due to a decrease in Japanese government bonds, which are the principal components of our held-to-maturity investments portfolio.

Domestic available-for-sale financial assets included ¥8,902,893 million of domestic debt instruments at March 31, 2014, which was a decrease of ¥11,398,413 million from ¥20,301,306 million at March 31, 2013. The decrease was primarily due to a decrease in our holdings of Japanese government bonds. Moreover, we manage the average duration of our Japanese government bonds to be short, and Japanese government bonds with a maturity of less than a year and those with a maturity of less than five years accounted for 44% and 99%, respectively, of our total Japanese government bonds at March 31, 2014. As for our foreign available-for-sale financial assets, we had ¥3,571,403 million of foreign debt instruments, including ¥3,087,954 million of foreign government bonds, at March 31, 2014, which was a decrease of ¥2,076,490 million from ¥5,647,893 million at March 31, 2013. The decrease was primarily due to a decrease in our holdings of U.S. Treasury and other U.S. government agency bonds. Of our foreign government bonds, which mainly consisted of U.S. government bonds, 81% had a maturity of less than five years.

We had ¥4,470,247 million of domestic equity instruments and ¥580,201 million of foreign equity instruments at March 31, 2014. Our domestic equity instruments, which consisted principally of publicly traded Japanese stocks and included common and preferred stocks issued by our customers, increased by ¥531,716 million, or 14%, from ¥3,938,531 million at March 31, 2013. Net unrealized gains on our domestic equity instruments increased by ¥413,152 million from ¥1,612,826 million at March 31, 2013 to ¥2,025,978 million at March 31, 2014. The increase was primarily due to a rise in the market prices of these stocks in an overall environment where, as described in “Item 5. Operating and Financial Review and Prospects—Overview—Operating Environment,” the Nikkei Stock Average rose from ¥12,397.91 at March 29, 2013 to ¥14,827.83 at March 31, 2014. Net unrealized gains on our foreign equity instruments increased by ¥31,730 million from ¥184,084 million at March 31, 2013 to ¥215,814 million at March 31, 2014.

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

The following tables show the amortized cost, gross unrealized gains and losses and estimated fair value of our investment securities, which are classified as held-to-maturity investments and available-for-sale financial assets at March 31, 2014, 2013 and 2012.

	At March 31, 2014
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥4,330,877	¥32,095	¥125	¥4,362,847
Japanese municipal bonds	102,580	847	2	103,425
Japanese corporate bonds	94,797	1,306	27	96,076

Total domestic	4,528,254	34,248	154	4,562,348

Foreign	—	—	—	—

Total	¥4,528,254	¥34,248	¥154	¥4,562,348

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥8,242,654	¥19,212	¥57	¥8,261,809
Japanese municipal bonds	125,095	736	27	125,804
Japanese corporate bonds	512,904	2,519	143	515,280
Other debt instruments	—	—	—	—

Total domestic debt instruments	8,880,653	22,467	227	8,902,893
Equity instruments	2,444,269	2,032,382	6,404	4,470,247

Total domestic	11,324,922	2,054,849	6,631	13,373,140

Foreign:
U.S. Treasury and other U.S. government agency bonds	1,891,918	194	20,355	1,871,757
Other governments and official institutions bonds	1,215,260	1,478	541	1,216,197
Mortgage-backed securities	256,389	108	14,848	241,649
Other debt instruments	239,757	2,527	484	241,800

Total foreign debt instruments	3,603,324	4,307	36,228	3,571,403
Equity instruments	364,387	216,625	811	580,201

Total foreign	3,967,711	220,932	37,039	4,151,604

Total	¥15,292,633	¥2,275,781	¥43,670	¥17,524,744

	At March 31, 2013
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥5,514,196	¥57,018	¥37	¥5,571,177
Japanese municipal bonds	159,148	1,883	—	161,031
Japanese corporate bonds	166,913	2,547	4	169,456

Total domestic	5,840,257	61,448	41	5,901,664

Foreign	—	—	—	—

Total	¥5,840,257	¥61,448	¥41	¥5,901,664

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥19,529,436	¥47,954	¥255	¥19,577,135
Japanese municipal bonds	196,263	1,658	14	197,907
Japanese corporate bonds	522,489	4,194	419	526,264
Other debt instruments	—	—	—	—

Total domestic debt instruments	20,248,188	53,806	688	20,301,306
Equity instruments	2,325,705	1,616,621	3,795	3,938,531

Total domestic	22,573,893	1,670,427	4,483	24,239,837

Foreign:
U.S. Treasury and other U.S. government agency bonds	3,803,402	3,068	1,990	3,804,480
Other governments and official institutions bonds	1,213,015	2,997	346	1,215,666
Mortgage-backed securities	331,881	517	3,794	328,604
Other debt instruments	296,004	3,559	420	299,143

Total foreign debt instruments	5,644,302	10,141	6,550	5,647,893
Equity instruments	340,528	184,183	99	524,612

Total foreign	5,984,830	194,324	6,649	6,172,505

Total	¥28,558,723	¥1,864,751	¥11,132	¥30,412,342

	At March 31, 2012
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥4,857,096	¥62,369	¥91	¥4,919,374
Japanese municipal bonds	177,732	2,814	3	180,543
Japanese corporate bonds	242,440	4,507	10	246,937

Total domestic	5,277,268	69,690	104	5,346,854

Foreign	—	—	—	—

Total	¥5,277,268	¥69,690	¥104	¥5,346,854

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥22,502,697	¥28,365	¥769	¥22,530,293
Japanese municipal bonds	295,664	2,167	16	297,815
Japanese corporate bonds	380,595	2,323	955	381,963
Other debt instruments	117,045	—	—	117,045

Total domestic debt instruments	23,296,001	32,855	1,740	23,327,116
Equity instruments	1,920,560	926,259	9,802	2,837,017

Total domestic	25,216,561	959,114	11,542	26,164,133

Foreign:
U.S. Treasury and other U.S. government agency bonds	4,410,599	4,458	10,288	4,404,769
Other governments and official institutions bonds	538,661	331	817	538,175
Mortgage-backed securities	324,391	6,710	30	331,071
Other debt instruments	256,878	2,397	2,476	256,799

Total foreign debt instruments	5,530,529	13,896	13,611	5,530,814
Equity instruments	263,323	88,739	177	351,885

Total foreign	5,793,852	102,635	13,788	5,882,699

Total	¥31,010,413	¥1,061,749	¥25,330	¥32,046,832

The following tables show the estimated fair value and gross unrealized losses of our investment securities, aggregated by the length of time that the individual securities have been in a continuous unrealized loss position at March 31, 2014, 2013 and 2012. Note that none of the available-for-sale equity instruments included in the tables has been in a continuous unrealized loss position for more than twelve months, since under our accounting policy, a significant or prolonged decline in the fair value of an equity instrument below its cost is considered to be an objective evidence of impairment.

	At March 31, 2014
	Less than twelve months		Twelve months or more		Total
	Estimated fair value	Gross unrealized losses	Estimated fair value	Gross unrealized losses	Estimated fair value	Gross unrealized losses
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥—	¥—	¥269,649	¥125	¥269,649	¥125
Japanese municipal bonds	1,882	2	—	—	1,882	2
Japanese corporate bonds	6,585	19	1,208	8	7,793	27

Total domestic	8,467	21	270,857	133	279,324	154

Foreign	—	—	—	—	—	—

Total	¥8,467	¥21	¥270,857	¥133	¥279,324	¥154

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥35,592	¥57	¥22	¥—	¥35,614	¥57
Japanese municipal bonds	4,740	18	2,277	9	7,017	27
Japanese corporate bonds	48,777	74	22,476	69	71,253	143
Other debt instruments	—	—	—	—	—	—

Total domestic debt instruments	89,109	149	24,775	78	113,884	227
Equity instruments	123,013	6,404	—	—	123,013	6,404

Total domestic	212,122	6,553	24,775	78	236,897	6,631

Foreign:
U.S. Treasury and other U.S. government agency bonds	1,095,165	15,531	97,688	4,824	1,192,853	20,355
Other governments and official institutions bonds	540,015	541	—	—	540,015	541
Mortgage-backed securities	224,568	14,846	426	2	224,994	14,848
Other debt instruments	25,733	444	51,751	40	77,484	484

Total foreign debt instruments	1,885,481	31,362	149,865	4,866	2,035,346	36,228
Equity instruments	13,704	811	—	—	13,704	811

Total foreign	1,899,185	32,173	149,865	4,866	2,049,050	37,039

Total	¥2,111,307	¥38,726	¥174,640	¥4,944	¥2,285,947	¥43,670

	At March 31, 2013
	Less than twelve months		Twelve months or more		Total
	Estimated fair value	Gross unrealized losses	Estimated fair value	Gross unrealized losses	Estimated fair value	Gross unrealized losses
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥269,676	¥37	¥—	¥—	¥269,676	¥37
Japanese municipal bonds	373	—	—	—	373	—
Japanese corporate bonds	716	—	507	4	1,223	4

Total domestic	270,765	37	507	4	271,272	41

Foreign	—	—	—	—	—	—

Total	¥270,765	¥37	¥507	¥4	¥271,272	¥41

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥1,714,251	¥255	¥23	¥—	¥1,714,274	¥255
Japanese municipal bonds	2,244	14	127	—	2,371	14
Japanese corporate bonds	41,272	115	13,890	304	55,162	419
Other debt instruments	—	—	—	—	—	—

Total domestic debt instruments	1,757,767	384	14,040	304	1,771,807	688
Equity instruments	78,378	3,795	—	—	78,378	3,795

Total domestic	1,836,145	4,179	14,040	304	1,850,185	4,483

Foreign:
U.S. Treasury and other U.S. government agency bonds	1,148,832	1,990	—	—	1,148,832	1,990
Other governments and official institutions bonds	429,021	309	33,638	37	462,659	346
Mortgage-backed securities	299,869	3,794	—	—	299,869	3,794
Other debt instruments	15,120	55	68,011	365	83,131	420

Total foreign debt instruments	1,892,842	6,148	101,649	402	1,994,491	6,550
Equity instruments	17,831	99	—	—	17,831	99

Total foreign	1,910,673	6,247	101,649	402	2,012,322	6,649

Total	¥3,746,818	¥10,426	¥115,689	¥706	¥3,862,507	¥11,132

	At March 31, 2012
	Less than twelve months		Twelve months or more		Total
	Estimated fair value	Gross unrealized losses	Estimated fair value	Gross unrealized losses	Estimated fair value	Gross unrealized losses
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥69,930	¥91	¥—	¥—	¥69,930	¥91
Japanese municipal bonds	2,299	3	—	—	2,299	3
Japanese corporate bonds	—	—	2,507	10	2,507	10

Total domestic	72,229	94	2,507	10	74,736	104

Foreign	—	—	—	—	—	—

Total	¥72,229	¥94	¥2,507	¥10	¥74,736	¥104

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥2,794,099	¥767	¥47,014	¥2	¥2,841,113	¥769
Japanese municipal bonds	7,589	16	113	—	7,702	16
Japanese corporate bonds	53,860	92	24,402	863	78,262	955
Other debt instruments	—	—	—	—	—	—

Total domestic debt instruments	2,855,548	875	71,529	865	2,927,077	1,740
Equity instruments	77,543	9,802	—	—	77,543	9,802

Total domestic	2,933,091	10,677	71,529	865	3,004,620	11,542

Foreign:
U.S. Treasury and other U.S. government agency bonds	2,093,570	10,288	—	—	2,093,570	10,288
Other governments and official institutions bonds	338,227	794	38,942	23	377,169	817
Mortgage-backed securities	91	8	8,164	22	8,255	30
Other debt instruments	75,205	362	49,585	2,114	124,790	2,476

Total foreign debt instruments	2,507,093	11,452	96,691	2,159	2,603,784	13,611
Equity instruments	8,076	177	—	—	8,076	177

Total foreign	2,515,169	11,629	96,691	2,159	2,611,860	13,788

Total	¥5,448,260	¥22,306	¥168,220	¥3,024	¥5,616,480	¥25,330

Trading Assets

The following table shows our trading assets at March 31, 2014 and 2013. Our trading assets were ¥3,557,545 million at March 31, 2014, an increase of ¥75,926 million from ¥3,481,619 million at March 31, 2013. The increase in trading assets was primarily due to an increase in our holdings of publicly traded Japanese stocks and equity instruments mainly held by consolidated investment funds.

	At March 31,
	2014	2013
	(In millions)
Debt instruments	¥3,263,085	¥3,234,977
Equity instruments	294,460	246,642

Total trading assets	¥3,557,545	¥3,481,619

Financial Assets at Fair Value Through Profit or Loss

The following table shows the fair value of our financial assets at fair value through profit or loss at March 31, 2014 and 2013. The fair value was ¥1,840,255 million at March 31, 2014, a decrease from ¥2,045,046 million at March 31, 2013, primarily due to a decrease in our holdings of debt instruments.

	At March 31,
	2014	2013
	(In millions)
Debt instruments	¥1,697,872	¥1,911,478
Equity instruments	142,383	133,568

Total financial assets at fair value through profit or loss	¥1,840,255	¥2,045,046

Exposures to Selected European Countries

The following tables show exposures to Greece, Italy, Ireland, Portugal and Spain at March 31, 2014 and 2013. Our exposures to those countries consisted mainly of loans, trade financing, leases, guarantees and unused commitments to large corporations, and project finance transactions. All figures in this subsection are based on the data collected for our internal risk management.

	At March 31, 2014
	Sovereign	Financial institutions	Non-financial corporations	Total
	(In billions)
Greece	¥—	¥—	¥6.4	¥6.4
Italy	0.2	1.1	290.5	291.8
Ireland	—	—	103.7	103.7
Portugal	—	—	4.4	4.4
Spain	1.2	0.2	249.7	251.1

Total	¥1.4	¥1.3	¥654.7	¥657.4

	At March 31, 2013
	Sovereign	Financial institutions	Non-financial corporations	Total
	(In billions)
Greece	¥—	¥—	¥6.3	¥6.3
Italy	0.1	0.2	300.2	300.5
Ireland	—	0.1	57.7	57.8
Portugal	—	—	3.6	3.6
Spain	2.7	0.1	219.9	222.7

Total	¥2.8	¥0.4	¥587.7	¥590.9

Liabilities

Our total liabilities increased by ¥10,005,593 million from ¥139,191,895 million at March 31, 2013 to ¥149,197,488 million at March 31, 2014, primarily due to an increase in deposits.

The following table shows our liabilities at March 31, 2014 and 2013.

	At March 31,
	2014	2013(1)
	(In millions)
Deposits	¥108,370,494	¥101,021,413
Call money and bills sold	4,112,429	2,954,052
Repurchase agreements and cash collateral on securities lent	7,041,075	6,510,627
Trading liabilities	1,865,243	1,910,886
Derivative financial instruments	4,980,991	6,936,356
Borrowings	8,463,363	6,475,543
Debt securities in issue	8,769,094	7,950,020
Provisions	225,473	279,131
Other liabilities	5,125,490	4,839,628
Current tax liabilities	94,585	206,977
Deferred tax liabilities	149,251	107,262

Total liabilities	¥149,197,488	¥139,191,895

(1)	All comparative information has been restated to reflect the adoption of revised IAS 19 “Employee Benefits,” however, only the comparative information for the fiscal year ended March 31, 2013 has been restated to reflect the adoption of IFRS 10 “Consolidated Financial Statements.” For more information, see Note 2 “Summary of Significant Accounting Policies—New and Amended Accounting Standards Adopted by the SMFG Group” to our consolidated financial statements included elsewhere in this annual report.

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

The Bank’s foreign offices accept deposits mainly in U.S. dollars, but also in yen and other currencies, and are active participants in the Euro-currency market as well as the United States domestic money market. Foreign deposits mainly consist of stable types of deposits, such as deposits at notice, time deposits, and negotiable certificates of deposit. These deposits typically pay interest rates determined with reference to market rates such as LIBOR.

Our deposit balances at March 31, 2014 were ¥108,370,494 million, an increase of ¥7,349,081 million, or 7%, from ¥101,021,413 million at March 31, 2013, primarily due to increases in deposits at notice and negotiable certificates of deposit in foreign offices, partially reflecting our efforts to expand and diversify our foreign currency funding sources.

The following table shows a breakdown of our domestic and foreign offices’ deposits at the dates indicated.

	At March 31,
	2014	2013
	(In millions)
Domestic offices:
Non-interest-bearing demand deposits	¥14,465,654	¥13,861,251
Interest-bearing demand deposits	38,652,993	36,289,375
Deposits at notice	871,081	1,013,371
Time deposits	24,136,904	25,191,506
Negotiable certificates of deposit	5,458,722	5,553,910
Others	4,977,829	3,817,919

Total domestic offices	88,563,183	85,727,332

Foreign offices:
Non-interest-bearing demand deposits	607,657	454,010
Interest-bearing demand deposits	1,129,154	927,203
Deposits at notice	6,499,694	5,092,908
Time deposits	3,200,421	2,509,551
Negotiable certificates of deposit	8,254,818	6,201,744
Others	115,567	108,665

Total foreign offices	19,807,311	15,294,081

Total deposits	¥108,370,494	¥101,021,413

Borrowings

Borrowings include short-term borrowings, unsubordinated and subordinated long-term borrowings, liabilities associated with securitization transactions of our own assets, and lease obligations. At March 31, 2014, our borrowings were ¥8,463,363 million, an increase of ¥1,987,820 million, or 31%, from ¥6,475,543 million at March 31, 2013, primarily due to an increase in unsubordinated long-term borrowings.

At March 31, 2014, our short-term borrowings accounted for 37% of our total borrowings, and our long-term borrowings accounted for 49% of our total borrowings.

The following table shows the balances with respect to our borrowings at March 31, 2014 and 2013.

	At March 31,
	2014	2013
	(In millions)
Short-term borrowings	¥3,092,892	¥2,467,661
Long-term borrowings:
Unsubordinated	3,885,678	2,398,658
Subordinated	282,450	314,450
Liabilities associated with securitization transactions	1,108,720	1,196,820
Lease obligations	93,623	97,954

Total borrowings	¥8,463,363	¥6,475,543

For more information, see Note 18 “Borrowings” to our consolidated financial statements included elsewhere in this annual report, which sets forth summaries of short- and long-term borrowings with their contractual interest rates and currencies.

Debt Securities in Issue

Debt securities in issue at March 31, 2014 were ¥8,769,094 million, an increase of ¥819,074 million, or 10%, from ¥7,950,020 million at March 31, 2013, primarily due to increases in commercial paper and senior bonds, which partly reflects our efforts to expand foreign currency funding sources.

	At March 31,
	2014	2013
	(In millions)
Commercial paper	¥3,669,912	¥3,190,675
Bonds	3,399,672	2,751,479
Subordinated bonds	1,699,510	2,007,866

Total debt securities in issue	¥8,769,094	¥7,950,020

For additional information, see Note 19 “Debt Securities in Issue” to our consolidated financial statements included elsewhere in this annual report, which sets forth summaries of debt securities in issue with their contractual interest rates and currencies.

In the normal course of business, we enter into contractual obligations that require future cash payments. “Item 5.F. Tabular Disclosure of Contractual Obligations” sets forth a summary of our contractual cash obligations at March 31, 2014.

Total Equity

Our total equity increased by ¥855,449 million from ¥8,562,718 million at March 31, 2013 to ¥9,418,167 million at March 31, 2014, primarily due to increases in retained earnings and other reserves, which were partially offset by a decrease in non-controlling interests resulting from the redemption of preferred securities. The increase in retained earnings mainly reflected our net profit. The increase in other reserves was primarily due to increases in available-for-sale financial assets reserve reflecting a rise in market prices of domestic equity instruments, and exchange differences on translating the foreign operations reserve reflecting the depreciation of the yen. For more information, see Note 24 “Shareholders’ Equity” and Note 25 “Non-controlling Interests” to our consolidated financial statements included elsewhere in this annual report.

	At March 31,
	2014	2013(1)
	(In millions)
Capital stock	¥2,337,896	¥2,337,896
Capital surplus	862,518	862,305
Retained earnings	3,114,716	2,518,121
Other reserves	1,546,826	971,170
Treasury stock	(175,115)	(227,373)

Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.	7,686,841	6,462,119
Non-controlling interests	1,731,326	2,100,599

Total equity	¥9,418,167	¥8,562,718

(1)	All comparative information has been restated to reflect the adoption of revised IAS 19 “Employee Benefits,” however, only the comparative information for the fiscal year ended March 31, 2013 has been restated to reflect the adoption of IFRS 10 “Consolidated Financial Statements.” For more information, see Note 2 “Summary of Significant Accounting Policies—New and Amended Accounting Standards Adopted by the SMFG Group” to our consolidated financial statements included elsewhere in this annual report.

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

	At and for the fiscal year ended March 31, 2014
	Total equity	Net profit
	(In millions)
IFRS	¥9,418,167	¥892,184
Differences arising from different accounting for:
1. Scope of consolidation	78,224	10,773
2. Derivative financial instruments	82,027	70,800
3. Investment securities	(286,120)	(6,207)
4. Loans and advances	(124,027)	36,656
5. Investments in associates and joint ventures	(8,306)	(4,863)
6. Property, plant and equipment	(8,855)	(3,097)
7. Lease accounting	(4,225)	3,097
8. Defined benefit plans	(58,362)	(19,832)
9. Deferred tax assets	(91,031)	183
10. Foreign currency translation	—	45,921
Others	(118,643)	(16,736)
Tax effect of the above	126,170	(44,989)

Japanese GAAP	¥9,005,019	¥963,890

The explanations below summarize certain differences between IFRS and Japanese GAAP that may be significant. The paragraphs below refer to the corresponding items as set forth in the table above.

1.	Scope of consolidation

Under Japanese GAAP, we consolidate an entity when we effectively control the decision making body of the entity’s operating and financing policies. Control is generally presumed to exist when we own more than half of the voting power, or own from 40% to 50% of the voting power and certain facts exist indicating control. Certain entities established for securitization are presumed not to be controlled. Under IFRS, we consolidate an entity when we control the entity. Control is generally presumed to exist when we are exposed, or have rights, to variable returns from our involvement with the entity and have the ability to affect those returns through our power over the entity. The existence and effect of potential voting rights that are deemed to be substantive are taken into account when assessing the control. When assessing control of an entity under IFRS, we apply a single consolidation model to all types of entities, irrespective of their nature. This results in a difference in the scope of consolidation between Japanese GAAP and IFRS. Most significantly, certain entities designed for special purpose such as securitization, usually in the form of trusts under the Trust Act of Japan, are not consolidated under Japanese GAAP but consolidated under IFRS. Accordingly, both the cumulative gains on transfers of financial assets to these securitization vehicles and amortization of our retained subordinate interest under Japanese GAAP were not recognized under IFRS due to consolidation of such vehicles.

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

Japanese GAAP and IFRS require OTC derivatives to be measured at fair value. In principle, there is no significant difference in the definitions of fair value, but in practice there is diversity in the application of valuation techniques used for fair value under Japanese GAAP and IFRS. Therefore to meet the requirements of fair value under IFRS, adjustments have been made to the fair values under Japanese GAAP to reflect credit risk adjustments for OTC derivatives. Certain guarantees under Japanese GAAP do not meet the definition of a financial guarantee under IFRS but meet that of a derivative. These guarantees are measured at fair value and the change in fair value is recognized in the consolidated income statement under IFRS.

3.	Investment securities

Under Japanese GAAP, certain financial assets classified as available-for-sale, such as unlisted stocks, are measured at cost. However, under IFRS available-for-sale financial assets (and financial assets at fair value through profit or loss) should be measured at fair value. The fair value of financial instruments where there is no quoted price in an active market is determined by using valuation techniques. In addition, the fair values of financial instruments under Japanese GAAP have been adjusted in order to meet the requirements of fair value under IFRS. For example, the SMFG Group uses the last 1-month average of the closing transaction prices for the fair value measurement of available-for-sale financial assets (listed stocks) under Japanese GAAP, whereas closing spot prices are used under IFRS. Additionally under IFRS, we classify certain hybrid instruments as financial assets at fair value through profit or loss as we are unable to measure the embedded derivative separately from its host contract although it is required to separate the embedded derivative from the host contract. Accordingly, the change in fair value of such hybrid instruments is recognized in profit or loss.

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

Under Japanese GAAP, the expected rates of return on plan assets for the previous reporting period can be used for the current reporting period, unless the impact of the profit or loss for the current reporting period is considered to be significant. Under IFRS, the interest cost and expected return on plan assets are replaced with a net interest amount which is calculated by applying the discount rate to the net defined benefit liability (asset).

Under Japanese GAAP, the actuarial gains and losses are recognized in other comprehensive income, and are amortized using the straight-line method. Under IFRS, actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions in the year, and return on plan assets excluding interest income are recognized in other comprehensive income and are never reclassified to profit and loss.

Under Japanese GAAP, past service costs are recognized in other comprehensive income and are amortized using the straight-line method. Under IFRS, past service costs are recognized immediately in the consolidated income statement.

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

As shown in the following table, total deposits increased by ¥7,349,081 million, or 7%, from ¥101,021,413 million at March 31, 2013 to ¥108,370,494 million at March 31, 2014. The balance of deposits at March 31, 2014 exceeded the balance of loans and advances by ¥27,125,512 million, primarily due to the stable deposit base in Japan. Our loan-to-deposit ratio (total loans and advances divided by total deposits) in the same period was 75%, which contributed greatly to the reduction of our liquidity risk. Our balances of large-denomination domestic yen time deposits are stable due to the historically high rollover rate of our corporate customers and individual depositors.

	At March 31,
	2014	2013
	(In millions)
Loans and advances	¥81,244,982	¥75,987,057
Deposits	108,370,494	101,021,413

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

Secondary sources of liquidity include short-term debts, such as call money, bills sold, and commercial paper issued at an inter-bank or other wholesale markets. We also issue long-term debts, including both senior and subordinated debts, as additional sources of liquidity. With short- and long-term debts, we can diversify our funding sources, effectively manage our funding costs and enhance our capital adequacy ratios when appropriate.

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

We believe we are able to access such sources of liquidity on a stable and flexible basis by keeping credit ratings at a high level. The following table shows credit ratings assigned to SMFG by S&P and Fitch at June 30, 2014:

At June 30, 2014
S&P			Fitch
Long-term	Outlook	Short-term	Long-term	Outlook	Short-term
A	N	A-1	A-	S	F1

The following table shows credit ratings assigned to the Bank by S&P and Fitch at June 30, 2014:

At June 30, 2014
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

Under the transitional arrangements, these new capital requirements are phased in from January 1, 2013 through January 1, 2019. On January 1, 2013, the minimum Common Equity Tier 1 capital requirement and Tier 1 capital requirement were raised to 3.5% and 4.5%, respectively. The minimum Common Equity Tier 1 capital requirement and Tier 1 capital requirement rose to 4% and 5.5%, respectively on January 1, 2014, and will rise to 4.5% and 6%, respectively on January 1, 2015. The capital conservation buffer and countercyclical buffer will be phased in from January 1, 2016, which has not been adopted by the FSA capital adequacy guideline in Japan yet.

The table below presents our total risk-weighted capital ratio, total capital, and risk-weighted assets under Japanese GAAP at March 31, 2014, based on the Basel III rules.

At March 31, 2014
(In billions, except percentages)
Total risk-weighted capital ratio (consolidated)	15.51%
Tier 1 risk-weighted capital ratio (consolidated)	12.19%
Common Equity Tier 1 risk-weighted capital ratio (consolidated)	10.63%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥9,561.4
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	7,514.3
Common Equity Tier 1 capital	6,550.8
Risk-weighted assets	61,623.3
The amount of minimum capital requirements	4,929.9

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

Minority interests that will no longer qualify as Common Equity Tier 1 capital, additional Tier 1 capital, or Tier 2 capital under Basel III are phased out beginning March 31, 2014 by increments of 20% and will be fully phased out by March 31, 2018.

Regulatory adjustments such as goodwill and other intangibles, deferred tax assets, investment in the common equity capital of banking financial and insurance entities and defined benefit pension fund assets and liabilities are to be applied mainly to the calculation of Common Equity Tier 1 capital in the form of a deduction. Such regulatory adjustments are phased in from March 31, 2014 through March 31, 2018.

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

At March 31, 2014, our consolidated total capital was ¥9,561 billion, Tier 1 capital was ¥7,514 billion, and Common Equity Tier 1 capital was ¥6,551 billion. Our total risk-weighted assets at March 31, 2014 were ¥61,623 billion.

On a consolidated basis, our total risk-weighted capital ratio was 15.51%, Tier 1 risk-weighted capital ratio was 12.19% and Common Equity Tier 1 risk-weighted capital ratio was 10.63% at March 31, 2014.

Our capital position and the Bank’s capital position depend in part on the fair market value of our investment securities portfolio, since unrealized gains and losses are included in the amount of regulatory capital. At March 31, 2013, unrealized gains and losses were counted as Tier 2 capital and Additional Tier 1 capital, respectively, but started to be counted as Common Equity Tier 1 capital from March 31, 2014 by increments of 20% and will be fully counted as Common Equity Tier 1 capital from March 31, 2018. Since our other securities (including money held in trust) with a readily ascertainable market value included unrealized gains and losses, substantial fluctuations in the Japanese stock markets may affect our capital position and the capital position of the Bank.

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

Set forth below are tables of risk-weighted capital ratios of the Bank at March 31, 2014 on a consolidated and nonconsolidated basis.

At March 31, 2014
(In billions, except percentages)
Total risk-weighted capital ratio (consolidated)	17.08%
Tier 1 risk-weighted capital ratio (consolidated)	13.43%
Common Equity Tier 1 risk-weighted capital ratio (consolidated)	12.27%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥9,299.5
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	7,309.9
Common Equity Tier 1 capital	6,678.1
Risk-weighted assets	54,418.6
The amount of minimum capital requirements	4,353.5

At March 31, 2014
(In billions, except percentages)
Total risk-weighted capital ratio (nonconsolidated)	18.30%
Tier 1 risk-weighted capital ratio (nonconsolidated)	14.02%
Common Equity Tier 1 risk-weighted capital ratio (nonconsolidated)	12.47%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥8,775.8
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	6,724.4
Common Equity Tier 1 capital	5,980.8
Risk-weighted assets	47,940.7
The amount of minimum capital requirements	3,835.3

Our securities subsidiaries in Japan, SMBC Nikko Securities and SMBC Friend Securities, are also subject to capital adequacy requirements under the FIEA described in “Item 4.B. Business Overview—Regulations in Japan—Regulations Regarding Capital Adequacy.” At March 31, 2014, the capital adequacy ratios were 482.3% for SMBC Nikko Securities and 936.7% for SMBC Friend Securities, and sufficiently above the 140%, below which level they would be required to file daily reports with the Commissioner of the FSA.

5.C.    RESEARCH, DEVELOPMENT, PATENTS AND LICENSES

We did not conduct any significant research and development activities for the fiscal year ended March 31, 2014. However, there are certain research and development activities conducted by subsidiaries in charge of systems development and information processing for our information system infrastructure.

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

The table below shows the nominal amounts of undrawn loan commitments, and financial guarantees and other credit-related contingent liabilities at March 31, 2014 and 2013.

	At March 31,
	2014	2013
	(In millions)
Loan commitments	¥49,285,032	¥46,490,109
Financial guarantees and other credit-related contingent liabilities	6,396,144	5,891,617

Total	¥55,681,176	¥52,381,726

The nominal amounts of these off-balance sheet instruments generally represent the maximum potential amounts of future payments without consideration of possible recoveries under recourse provisions or from collateral held. For example, since many of these loan commitments are expected to expire without being drawn down, the total amount of unused commitments does not necessarily represent an actual future cash flow requirement. Many of these loan commitments include clauses under which we can reject an application from customers or reduce the contract amounts in cases where economic conditions change, we need to secure claims, or some other significant event occurs. In addition, we may request the customers to pledge collateral such as premises and securities at the time of the contracts, and take necessary measures such as monitoring customers’ financial positions, revising contracts when the need arises and securing claims after the contracts are made. We regularly review the credit quality of the customer based on our risk management system as set forth in “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk” and Note 45 “Financial Risk Management” to our consolidated financial statements included elsewhere in this annual report.

In addition to the above-mentioned off-balance sheet arrangements, some of the Group’s off-balance sheet arrangements are related to activities of structured entities. For further information, see Note 48 “Structured Entities” to our consolidated financial statements included elsewhere in this annual report.

5.F.    TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

In the normal course of business, we enter into contractual obligations that require future cash payments. The following table sets forth a summary of our contractual cash obligations at March 31, 2014.

	At March 31, 2014
	Due in one year or less	Due from one year to three years	Due from three years to five years	Due after five years	Total(1)
	(In millions)
Time deposits	¥22,557,242	¥3,423,698	¥591,247	¥752,453	¥27,324,640
Negotiable certificate of deposits	12,969,725	710,100	29,655	4,060	13,713,540
Borrowings	5,017,257	909,808	446,887	1,994,568	8,368,520
Debt securities in issue	4,187,516	1,736,751	737,363	2,102,788	8,764,418
Capital (finance) lease obligation	20,065	31,109	22,267	24,843	98,284
Operating lease obligation	43,499	68,170	49,291	147,721	308,681
Purchase obligation(2)	190,629	72,138	7,994	1,019	271,780

Total	¥44,985,933	¥6,951,774	¥1,884,704	¥5,027,452	¥58,849,863

(1)	The amount of interest on debt instruments is not included in the maturity table above due to its insignificance.
(2)	Purchase obligation in the above table includes the contractual commitments to purchase aircraft to be leased to customers and to purchase goods or services of construction and information technology that are binding on us for the payment of more than ¥100 million.

5.G.    SAFE HARBOR

See the discussion under “Cautionary Statement Regarding Forward-Looking Statements.”

Item 6.	Directors, Senior Management and Employees

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

For more information, see “Item 6.C. Board Practices.”

Our board of directors is comprised of thirteen directors, three of whom are outside directors as defined under the Companies Act, and our board of corporate auditors is comprised of six corporate auditors, three of whom are outside corporate auditors as defined under the Companies Act.

At June 27, 2014, the following persons held the indicated positions with us:

Name (Date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
Masayuki Oku (December 2, 1944)	Chairman of the Board and Director of the Company	April 1968	Joined Sumitomo Bank	At the close of the annual general meeting of shareholders to be held for the fiscal year ending March 31, 2015.
		June 1994	Director of Sumitomo Bank
		November 1998	Managing Director of Sumitomo Bank
		June 1999	Managing Director and Managing Executive Officer of Sumitomo Bank
		January 2001	Senior Managing Director and Senior Managing Executive Officer of Sumitomo Bank
		April 2001	Senior Managing Director and Senior Managing Executive Officer of the Bank
		December 2002	Resigned as Director of the Bank
		December 2002	Senior Managing Director of the Company
		June 2003	Retired as Director of the Company
Deputy President and Executive Officer of the Bank
		June 2005	Chairman of the Board and Director of the Company (to present)
President and Chief Executive Officer of the Bank
		April 2011	Resigned as Director of the Bank

Koichi Miyata (November 16, 1953)	President and Representative Director of the Company Director of the Bank	April 1976	Joined Mitsui Bank	At the close of the annual general meeting of shareholders to be held for the fiscal year ending March 31, 2016.
		June 2003	Executive Officer of the Bank
		October 2006	Managing Executive Officer of the Bank
		April 2009	Director and Senior Managing Executive Officer of the Bank
		April 2010	Senior Managing Executive Officer of the Company
		June 2010	Director of the Company
		April 2011	Director and President of the Company (to present)
Director of the Bank (to present)

Takeshi Kunibe (March 8, 1954)	Director of the Company President and Chief Executive Officer of the Bank	April 1976	Joined Sumitomo Bank	At the close of the annual general meeting of shareholders to be held for the fiscal year ending March 31, 2015.
		June 2003	Executive Officer of the Bank
		October 2006	Managing Executive Officer of the Bank
		April 2007	Managing Executive Officer of the Company
		June 2007	Director of the Company (to present)
		April 2009	Director and Senior Managing Executive Officer of the Bank
		April 2011	President and Chief Executive Officer of the Bank (to present)

Name (Date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
Ken Kubo (November 20, 1953)	Representative Director of the Company Officer in charge of Consumer Business Planning Department and Consumer Finance & Transaction Business Department Director and Deputy President of the Bank	April 1977	Joined Sumitomo Bank	At the close of the annual general meeting of shareholders to be held for the fiscal year ending March 31, 2015.
		April 2004	Executive Officer of the Bank
		April 2007	Resigned as Executive Officer of the Bank
		May 2007	Vice President Executive Officer of Promise Co., Ltd. (currently, SMBC Consumer Finance Co., Ltd.)
		June 2007	Representative Director and Vice President Executive Officer of Promise Co., Ltd.
		November 2009	President and Representative Director, Chief Executive Officer of Promise Co., Ltd.
		March 2013	Resigned as Director of SMBC Consumer Finance Co., Ltd.
		March 2013	Director of the Bank
		April 2013	Deputy President of the Company
Director and Deputy President of the Bank (to present)
		June 2013	Director of the Company (to present)
Yujiro Ito (August 3, 1955)	Representative Director of the Company Officer in charge of General Affairs Department and Human Resources Department Director and Deputy President of the Bank	April 1979	Joined Sumitomo Bank	At the close of the annual general meeting of shareholders to be held for the fiscal year ending March 31, 2015.
		June 2005	Executive Officer of the Bank
		April 2009	Managing Executive Officer of the Bank
		April 2011	Managing Executive Officer of the Company
Director and Managing Executive Officer of the Bank
		June 2011	Director of the Company (to present)
		April 2012	Director and Senior Managing Executive Officer of the Bank
		April 2014	Director and Deputy President of the Bank (to present)
Masahiro Fuchizaki (April 8, 1956)	Director of the Company Officer in charge of IT Planning Department Director and Senior Managing Executive Officer of the Bank	April 1979	Joined Sumitomo Bank	At the close of the annual general meeting of shareholders to be held for the fiscal year ending March 31, 2015.
		April 2007	Executive Officer of the Bank
		April 2009	Retired as Executive Officer of the Bank
		May 2009	Advisor of JSOL Corporation
		June 2009	Director and Senior Managing Executive Officer of JSOL Corporation
		March 2010	Resigned as Director of JSOL Corporation
		April 2010	Managing Executive Officer of the Bank
		April 2011	Managing Executive Officer of the Company
		June 2011	Director of the Company (to present)
		April 2012	Director and Senior Managing Executive Officer of the Bank (to present)

Name (Date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
Nobuaki Kurumatani (December 23, 1957)	Director of the Company Officer in charge of Public Relations Department, Corporate Planning Department and Financial Accounting Department Director and Senior Managing Executive Officer of the Bank	April 1980	Joined Mitsui Bank	At the close of the annual general meeting of shareholders to be held for the fiscal year ending March 31, 2016.
		April 2007	General Manager of Corporate Planning Department of the Company
Executive Officer of the Bank
		January 2010	Managing Executive Officer of the Bank
		April 2012	Managing Executive Officer of the Company
		June 2012	Director of the Company (to present)
		April 2013	Director and Senior Managing Executive Officer of the Bank (to present)
Atsuhiko Inoue (July 3, 1957)	Director of the Company Officer in charge of Audit Department Director and Senior Managing Executive Officer of the Bank	April 1981	Joined Sumitomo Bank	At the close of the annual general meeting of shareholders to be held for the fiscal year ending March 31, 2016.
		April 2008	Executive Officer of the Bank
		April 2011	Managing Executive Officer of the Bank
		April 2014	Senior Managing Executive Officer of the Company
Director and Senior Managing Executive Officer of the Bank (to present)
		June 2014	Director of the Company (to present)
Kozo Ogino (May 9, 1958)	Director of the Company Officer in charge of Corporate Risk Management Department Director and Senior Managing Executive Officer of the Bank	April 1981	Joined Mitsui Bank	At the close of the annual general meeting of shareholders to be held for the fiscal year ending March 31, 2015.
		April 2009	General Manager of Tokyo Corporate Banking Dept. IV of the Bank
		April 2010	Executive Officer of the Bank
		April 2011	Managing Executive Officer of the Bank
		April 2013	Managing Executive Officer of the Company
		June 2013	Director of the Company (to present)
		April 2014	Director and Senior Managing Executive Officer of the Bank (to present)
Jun Ohta (February 12, 1958)	Director of the Company Officer in charge of Subsidiaries &Affiliates Department and Transaction Business Planning Department Senior Managing Executive Officer of the Bank	April 1982	Joined Sumitomo Bank	At the close of the annual general meeting of shareholders to be held for the fiscal year ending March 31, 2016.
		April 2009	Executive Officer of the Bank
		May 2009	General Manager of Investment Banking Planning Department of the Company
		April 2012	Managing Executive Officer of the Bank
		April 2013	Managing Executive Officer of the Company
		April 2014	Senior Managing Executive Officer of the Company
Senior Managing Executive Officer of the Bank (to present)
		June 2014	Director of the Company (to present)

Name (Date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
Shigeru Iwamoto(1) (March 31, 1941)	Director of the Company Director of the Bank	December 1965	Joined Syuji Ozawa Certified Public Accountant Office	At the close of the annual general meeting of shareholders to be held for the fiscal year ending March 31, 2015.
		October 1971	Joined Asahi Accounting Company (currently, KPMG AZSA LLC)
		March 1976	Registered as a certified public accountant (to present)
		July 1992	Representative Partner of ASAHI SHINWA & Co. (currently, KPMG AZSA LLC)
		October 1993	Representative Partner of Asahi & Co. (currently, KPMG AZSA LLC)
		May 1999	President of Asahi & Co.
		January 2004	President of KPMG AZSA & Co. (currently, KPMG AZSA LLC)
		May 2004	Chairman of KPMG AZSA & Co.
		June 2005	Retired from KPMG AZSA & Co.
		June 2009	Director of the Company (to present)
Director of the Bank (to present)
Yoshinori Yokoyama(1) (September 16, 1942)	Director of the Company Director of the Bank	April 1966	Joined Mayekawa Kunio Associates, Architects & Engineers	At the close of the annual general meeting of shareholders to be held for the fiscal year ending March 31, 2016.
		September 1973	Joined Davis Brody & Associates
		September 1975	Joined McKinsey & Company, Inc.
		July 1987	Director (Senior Partner) of McKinsey & Company, Inc.
		June 2002	Retired from McKinsey & Company, Inc.
		June 2002	Director of ORIX Corporation
		April 2003	Corporate Auditor of Industrial Revitalization Corporation of Japan
		June 2006	Director of the Company (to present)
Director of the Bank (to present)
Kuniaki Nomura(1) (June 13, 1945)	Director of Company Director of the Bank	April 1970	Registered as an attorney at law (to present)	At the close of the annual general meeting of shareholders to be held for the fiscal year ending March 31, 2015.
Attorney at law at Yanagida Law Office (currently, Yanagida & Partners)
		June 2009	Director of the Company (to present)
Director of the Bank (to present)
		June 2009	Attorney at law at Nomura & Partners (to present)
Koichi Minami (March 21, 1955)	Corporate Auditor of the Company Corporate Auditor of the Bank	April 1977	Joined Sumitomo Bank	At the close of the annual general meeting of shareholders to be held for the fiscal year ending March 31, 2017.
		June 2005	Executive Officer of the Bank
		April 2008	Managing Executive Officer of the Bank
		April 2011	Director and Senior Managing Executive Officer of the Bank
		April 2013	Director of the Bank
		June 2013	Corporate Auditor of the Company (to present)
Corporate Auditor of the Bank (to present)

Name (Date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
Shin Kawaguchi (August 26, 1956)	Corporate Auditor of the Company	April 1980	Joined Sumitomo Bank	At the close of the annual general meeting of shareholders to be held for the fiscal year ending March 31, 2015.
		April 2009	Deputy General Manager of Corporate Planning Department of the Company
General Manager of Quality Management Department of the Bank
		April 2010	Senior General Manager of Quality Management Department of the Bank
		April 2011	Senior General Manager of Head Office of the Bank
		June 2011	Corporate Auditor of the Company (to present)
Kazuhiko Nakao (July 1, 1959)	Corporate Auditor of the Company	April 1982	Joined Taiyo Kobe Bank	At the close of the annual general meeting of shareholders to be held for the fiscal year ending March 31, 2018.
		April 2007	General Manager of Kobe Corporate Business Office III of the Bank
		April 2010	General Manager of Himeji Corporate Business Office of the Bank
		April 2011	Senior General Manager of Himeji Corporate Business Office of the Bank
		April 2012	Deputy Manager of General Affairs Department of the Company
Senior General Manager of Administrative Services Department of the Bank
		April 2014	Senior General Manager of Head Office of the Bank
		June 2014	Corporate Auditor of the Company (to present)
Ikuo Uno(2) (January 4, 1935)	Corporate Auditor of the Company Corporate Auditor of the Bank Executive Advisor to the Board of Nippon Life Insurance Company	March 1959	Joined Nippon Life Insurance Company	At the close of the annual general meeting of shareholders to be held for the fiscal year ending March 31, 2017.
		April 1997	President of Nippon Life Insurance Company
		April 2005	Chairman of the Board and Representative Director of Nippon Life Insurance Company
		June 2005	Corporate Auditor of the Company (to present)
		June 2006	Corporate Auditor of the Bank (to present)
		April 2011	Director and Executive Advisor to the Board of Nippon Life Insurance Company
		July 2011	Executive Advisor to the Board of Nippon Life Insurance Company (to present)

Name (Date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
Satoshi Itoh(2) (July 25, 1942)	Corporate Auditor of the Company Corporate Auditor of the Bank	January 1967	Joined Tokyo Office of Arthur Andersen & Co.	At the close of the annual general meeting of shareholders to be held for the fiscal year ending March 31, 2017.
		December 1970	Registered as a certified public accountant (to present)
		September 1978	Partner of Arthur Andersen & Co.
		October 1993	Representative Partner of Asahi & Co. (currently, KPMG AZSA LLC)
		August 2001	Retired from Arthur Andersen & Co.
Retired from Asahi & Co. (currently, KPMG AZSA LLC)
		April 2002	Special Professor at Chuo University Graduate School of International Accounting
		March 2007	Retired as Special Professor from Chuo University Graduate School of International Accounting
		June 2009	Corporate Auditor of the Company (to present)
Corporate Auditor of the Bank (to present)
Rokuro Tsuruta(2) (June 16, 1943)	Corporate Auditor of the Company Corporate Auditor of the Bank	April 1970	Appointed as a Prosecutor at Tokyo District Public Prosecutors Office	At the close of the annual general meeting of shareholders to be held for the fiscal year ending March 31, 2016.
		April 2005	Superintending Prosecutor of Nagoya High Public Prosecutors Office
		June 2006	Retired from his position as Prosecutor
		July 2006	Registered as an attorney at law (to present)
		October 2006	Professor at Chiba University Law School
		September 2008	Retired from his position as Professor at Chiba University Law School
		April 2009	Professor at Surugadai University Law School
		March 2012	Retired from his position as Professor at Surugadai University Law School
		June 2012	Corporate Auditor of the Company (to present)
Corporate Auditor of the Bank (to present)

(1)	Messrs. Iwamoto, Yokoyama and Nomura satisfy the requirements for an “outside director” under the Companies Act.
(2)	Messrs. Uno, Itoh and Tsuruta satisfy the requirements for an “outside corporate auditor” under the Companies Act.

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

6.B.    COMPENSATION

The aggregate amounts of compensation paid by us during the fiscal year ended March 31, 2014 to our directors and to our corporate auditors were ¥825 million and ¥175 million, respectively.

The following table sets forth the details of individual compensation, disclosed pursuant to the provision of the FIEA and related ordinance, by SMFG and its subsidiaries in amounts equal to or exceeding ¥100 million during the fiscal year ended March 31, 2014:

	Compensation
Director	Aggregate amount	Paid by	Annual salary	Stock option	Bonus
	(In millions)(1)
Masayuki Oku	¥122	SMFG	¥86	¥10	¥25
		SMBC	—	—	—
Koichi Miyata	¥128	SMFG	¥68	¥8	¥23
		SMBC	21	1	4
Takeshi Kunibe	¥128	SMFG	¥21	¥1	¥4
		SMBC	68	8	23

(1)	Amounts less than one million yen have been truncated.

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

Compensation for an individual director and corporate auditor is determined by our board of directors and by consultation among our corporate auditors, respectively, in accordance with our internal rules and our standard practice of approval at our general meeting of shareholders. To ensure objectivity in the process of determining such compensation, bonuses and stock options to our board of directors and the board of directors of the Bank, we have formed a compensation committee in which an outside director serves as the chairman of the committee.

In June 2010, a shareholders resolution was passed at the general meeting of shareholders to introduce a stock option compensation program to certain directors and corporate auditors in connection with the abolition of their retirement benefit program. Following such resolution, we granted stock options for certain directors, corporate auditors and executive officers of the Company and the Bank on August 13, 2010. Because the resolution also abolished the retirement benefit program for our corporate directors and auditors, no amounts were set aside for the payment of any retirement benefits for them during the fiscal year ended March 31, 2014. For additional information, see “Item 6.E. Share Ownership” or Note 39 “Share-Based Payment” to our consolidated financial statements included elsewhere in this annual report.

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

Our articles of incorporation provide for a board of directors consisting of not fewer than three directors. We currently have thirteen directors. Our board of directors has ultimate responsibility for the administration of our affairs.

By resolution, our board of directors elects representative directors from the directors who are severally authorized to represent us. Our board of directors may elect directors with titles (yakutsuki-torishimariyaku), and executive officers with titles (yakutsuki-shikkoyakuin), and may elect or remove executive officers and other important employees by resolution. In addition, our board of directors may assign or change the designation of the duties of the directors and executive officers by resolution.

Our president executes business affairs in accordance with resolutions adopted by the board of directors. Our deputy presidents, senior managing directors and managing directors assist the president in the management of our day-to-day operations. Our chairman serves as the chairman of and presides over our board of directors. This is done in order to separate the role of our president, whose responsibility is to exercise overall supervision of our business activities and other group companies, from the role of our chairman.

The Companies Act requires a resolution of the board of directors for a company to execute important business strategies, including acquiring and disposing of material assets; borrowing substantial amounts of money; establishing, changing or abolishing branch offices or other material corporate organizations; issuing bonds; establishing internal control systems; and exempting directors and corporate auditors from liability to the Company in accordance with applicable laws and regulations.

Under the Companies Act, a company with a board of corporate auditors is not obligated to have any outside directors or to have any audit, nomination or compensation committees. However, we have three outside directors as part of our efforts to enhance corporate governance. In addition, we have voluntarily established our auditing, risk management, compensation and nominating committees to enhance the effectiveness of our board of directors. To ensure the compliance of our execution of our business operations with legal regulations and generally accepted practices, the outside directors have been selected from among experts (including certified public accountants, lawyers and persons with consulting experience).

“Outside director” means a director of any corporation who is not an executive director, executive officer, or an employee, including a manager, of such corporation or any of its subsidiaries, and who has never served in the past as an executive director, executive officer, or as an employee, including a manager, of such corporation or any of its subsidiaries.

Under the Companies Act, a corporation with a board of corporate auditors shall have three or more corporate auditors, half or more of whom shall be outside corporate auditors. The board of corporate auditors shall appoint full-time corporate auditors from among the corporate auditors. Outside corporate auditor means an auditor of any corporation who has never served in the past as a director, accounting advisor (kaikei-sanyo) or executive officer, or as an employee, including a manager, of such corporation or any of its subsidiaries.

We have six corporate auditors, three of whom are outside corporate auditors. The auditors monitor the execution of business operations of us and our subsidiaries by attending meetings of the board of directors and receiving reports on operations from the directors and others. They also review documents relating to important decisions and receive reports from the internal audit departments, representatives of our subsidiaries and our accounting auditor.

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

The chairman of the auditing committee is Shigeru Iwamoto, who is an outside director. Other outside directors on the auditing committee are Yoshinori Yokoyama and Kuniaki Nomura. Other directors on the auditing committee are Masayuki Oku, chairman of our board of directors, Koichi Miyata, our president, Takeshi Kunibe, president and chief executive officer of the Bank and Atsuhiko Inoue, the officer in charge of the audit department.

The compensation committee is responsible for matters relating to the compensation of the directors and executive officers of both the Company and the Bank, under delegated authority from the board of directors. Such matters include the determination of bonuses and stock option awards. The compensation committee seeks to determine appropriate levels of compensation in a transparent and objective manner. The committee reports to the board of directors.

The chairman of the compensation committee is Kuniaki Nomura, who is an outside director. Other outside directors on the compensation committee are Shigeru Iwamoto and Yoshinori Yokoyama. Other directors on the compensation committee are Masayuki Oku, chairman of our board of directors, Koichi Miyata, our president, and Takeshi Kunibe, president and chief executive officer of the Bank.

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

For the purpose of protecting the interests of shareholders in general, some Japanese securities exchanges, including the Tokyo Stock Exchange, requires a listed company to have, from amongst its outside directors or outside corporate auditors, at least one independent director or corporate auditor who does not have conflicting interests with shareholders as specified under the rule. All companies on these securities exchanges are required to report the name of such independent director or corporate auditor, which is disclosed to the public. We designated all three outside directors and outside corporate auditors as independent directors and independent corporate auditors, respectively.

Exemption from Liability

Under the Companies Act and our articles of incorporation, we may exempt our outside directors and outside corporate auditors from liabilities to us arising in connection with their failure to execute their duties, within the limits stipulated by applicable laws and regulations. Pursuant to such authority, we have entered into a liability limitation agreement with each outside director and outside corporate auditor which limits the maximum amount of their liability to the Company arising in connection with a failure to execute their duties to the greater of either ¥10 million or the minimum liability amount prescribed in applicable laws.

Corporate Governance Practices

Companies listed on the NYSE, must comply with certain corporate governance standards provided under Section 303A of the NYSE Listed Company Manual. However, NYSE-listed companies that are foreign private issuers, including us, are permitted to follow home country practices in lieu of certain provisions of Section 303A if such foreign private issuers meet certain criteria. See “Item 16.G. Corporate Governance” for a summary of significant ways in which our corporate governance practices differ from those required to be followed by NYSE-listed U.S. companies.

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

6.D.    EMPLOYEES

At March 31, 2014, 2013 and 2012, on a consolidated basis, we had approximately 66,500, 64,600 and 64,200 employees, respectively, including locally hired staff in our foreign offices but excluding temporary employees. We also had an average of approximately 16,300 temporary employees during the fiscal year ended March 31, 2014.

The following tables show our full-time employees at March 31, 2014 on a consolidated basis under Japanese GAAP broken down based on business segment and geographical location:

Percentage of full- time employees at March 31, 2014
Business segment:
Commercial Banking(1)	47%
Leasing	4
Securities	15
Consumer Finance	15
Others	19

Total	100%

(1)	The number of employees of the Bank represents 35% of the number of our employees on a consolidated basis. Further, the number of employees in the Bank’s Consumer Banking Unit, Middle Market Banking Unit, Corporate Banking Unit, International Banking Unit, Treasury Unit and Others represent 11%, 8%, 1%, 5%, 1% and 9% of the number of our employees on a consolidated basis, respectively.

Percentage of full- time employees at March 31, 2014
Location:
Japan	90%
Americas	2
Europe and Middle East	2
Asia and Oceania	6

Total	100%

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

6.E.    SHARE OWNERSHIP

Shareholdings by Directors, Senior Management and Corporate Auditors

The following table shows the number of shares of our common stock owned by our directors and corporate auditors at June 27, 2014:

Number of shares owned
Directors and corporate auditors:
Masayuki Oku	14,600
Koichi Miyata	11,300
Takeshi Kunibe	11,088
Ken Kubo	2,420
Yujiro Ito	6,822
Masahiro Fuchizaki	6,200
Nobuaki Kurumatani	8,300
Atsuhiko Inoue	6,000
Kozo Ogino	6,100
Jun Ohta	5,000
Shigeru Iwamoto	6,000
Yoshinori Yokoyama	—
Kuniaki Nomura	—
Koichi Minami	7,300
Shin Kawaguchi	1,300
Kazuhiko Nakao	800
Ikuo Uno	—
Satoshi Itoh	—
Rokuro Tsuruta	—

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

The following table provides an overview of the significant terms and conditions of our stock option plans:

	Date of resolution	Number of grantees	Shares granted	Exercise period	Exercise price

SMFG Stock Acquisition Rights (1st series)	July 28, 2010	82 directors, corporate auditors and executive officers of the Company and the Bank	102,600 shares of common stock of the Company	August 13, 2010 to August 12, 2040	¥1 per share granted upon exercise of each stock acquisition right, multiplied by the number of shares granted

SMFG Stock Acquisition Rights (2nd series)	July 29, 2011	85 directors, corporate auditors and executive officers of the Company and the Bank	268,200 shares of common stock of the Company	August 16, 2011 to August 15, 2041	¥1 per share granted upon exercise of each stock acquisition right, multiplied by the number of shares granted

SMFG Stock Acquisition Rights (3rd series)	July 30, 2012	85 directors, corporate auditors and executive officers of the Company and the Bank	280,500 shares of common stock of the Company	August 15, 2012 to August 14, 2042	¥1 per share granted upon exercise of each stock acquisition right, multiplied by the number of shares granted

SMFG Stock Acquisition Rights (4th series)	July 29, 2013	82 directors, corporate auditors and executive officers of the Company and the Bank	115,700 shares of common stock of the Company	August 14, 2013 to August 13, 2043	¥1 per share granted upon exercise of each stock acquisition right, multiplied by the number of shares granted

We have employee stock ownership associations in Japan for our, the Bank’s and other subsidiaries’ employees. Members of the employee stock ownership associations set aside certain amounts from their monthly salary to purchase our common stock through the relevant employee stock ownership association. The administrator of each association makes open-market purchases of our common stock for the account of the association on a monthly basis. We, the Bank and other subsidiaries contribute matching funds equivalent to 5% of the amount purchased by the relevant association. At March 31, 2014, none of the employee stock ownership associations held more than 1% of our common stock.

Item 7.	Major Shareholders and Related Party Transactions

7.A.    MAJOR SHAREHOLDERS

Major Shareholders

Our major shareholders, appearing on our register of common shareholders at March 31, 2014, were as follows:

	Number of shares held	Percentage of shares issued(1)
Name:
Japan Trustee Services Bank, Ltd. (Trust Account)	64,533,318	4.56%
The Master Trust Bank of Japan, Ltd. (Trust Account)	61,953,800	4.38%
Sumitomo Mitsui Banking Corporation(2)	42,820,924	3.02%
THE BANK OF NEW YORK MELLON SA/NV 10	37,756,367	2.67%
NATSCUMCO	24,517,895	1.73%
STATE STREET BANK AND TRUST COMPANY	23,763,635	1.68%
STATE STREET BANK AND TRUST COMPANY 505225	21,025,452	1.48%
Japan Trustee Services Bank, Ltd. (Trust Account 9)	16,799,000	1.18%
Japan Trustee Services Bank, Ltd. (Trust Account 1)	15,564,200	1.10%
Japan Trustee Services Bank, Ltd. (Trust Account 6)	15,561,900	1.10%

(1)	Percentages are calculated based on the total number of shares of common stock then issued, including our treasury stock, and have been truncated to the nearest second decimal point.
(2)	Pursuant to Article 67 of the Enforcement Ordinance of the Company Act, our subsidiary Sumitomo Mitsui Banking Corporation is not entitled to exercise the voting rights of our common shares it holds.

Our major shareholders do not have different voting rights.

Shareholders in the United States

Because some of our common stock was held by brokers or other nominees, the number of shares held by and the number of beneficiary holders with addresses in the United States is not fully ascertainable. At March 31, 2014, there were 236 record holders of our common stock with addresses in the United States, whose shareholdings represented approximately 19% of our outstanding common stock on that date.

Control of the Company

To our knowledge, we are not directly or indirectly owned or controlled by any another corporation(s), by any foreign government or by any other natural or legal person(s), severally or jointly.

Arrangements for Change in Control of the Company

We know of no arrangements the operation of which may at a later time result in a change of control.

7.B.    RELATED PARTY TRANSACTIONS

We and our banking subsidiaries had, and expect to have in the future, banking transactions and other transactions in the ordinary course of business with our related parties. For the fiscal year ended March 31, 2014, such transactions included, but were not limited to, loans, deposits and guarantees. Furthermore, such transactions were immaterial and were made at prevailing market rates, terms and conditions, and did not involve more than the normal risk of collectibility or present other unfavorable features.

During the fiscal year ended March 31, 2014, none of our directors or corporate auditors or the Bank’s directors, and none of the close members of their respective families, had any transactions that were material or any transactions that were unusual in their nature or conditions, involving goods, services or tangible or intangible assets, to which we were a party, and no such transactions were proposed at March 31, 2014. During the fiscal year ended March 31, 2014, we made no loans to our directors or corporate auditors or the Bank’s directors other than those that were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectibility or present other unfavorable features.

7.C.    INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

Item 8.	Financial Information

8.A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Financial Statements

All relevant financial statements are attached hereto. See “Item 18. Financial Statements.” See “Item 5.A. Operating Results—Reconciliation with Japanese GAAP” for a reconciliation of consolidated net profit and total equity for the fiscal year ended March 31, 2014 under IFRS, with those amounts under Japanese GAAP.

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

We had a basic policy of steadily increasing returns to shareholders through the sustainable growth of our enterprise value, while enhancing our capital to maintain financial soundness in consideration of our public nature as a bank holding company, and aimed to realize a payout ratio of over 20% on a consolidated net income basis under Japanese GAAP.

The following table shows historical aggregate dividend payments per share of our common stock for each of the fiscal years from the fiscal year ended March 31, 2012 through the fiscal year ended March 31, 2014:

	Dividend per share
	Paid(1)		Declared(2)
Fiscal year ended March 31,
2012	¥100		¥100
2013	120	(3)	100
2014	120		125

(1)	Dividend per share based on dividends in respect of each fiscal year including dividends proposed after current fiscal year-end but not recognized in the financial statements and excluding dividends in respect of the previous fiscal year declared in current fiscal year.
(2)	Dividend per share based on dividends declared and recognized in the financial statements during each fiscal year.
(3)	Annual dividends for the fiscal year ended March 31, 2013 were ¥120 per share, consisting of a ¥110 per share ordinary dividend and a ¥10 per share commemorative dividend, celebrating our 10th anniversary in December 2012.

We aim to increase the dividend per share in a stable manner by implementing measures for the sustainable growth of shareholder value. To this end, we aim to achieve higher profitability and growth through growth investments with the focus on efficiency of our capital, while enhancing retained earnings to maintain financial soundness.

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

Price History of the Shares

Market Price Information for Our American Depositary Shares

The following table sets forth, for the periods indicated, the high and low trading prices, and average daily trading volume for our ADSs on the NYSE since their listing on November 1, 2010:

	Price per ADS		Average daily trading volume
	High	Low
	(In dollars)		(Number of shares)
Fiscal year ended March 31, except quarter and month data:
2011 (from November 1, 2010)	$7.77	$5.75	539,906
2012	7.06	5.12	432,531
2013:
First quarter	6.79	5.65	567,701
Second quarter	6.81	5.55	1,289,391
Third quarter	7.36	5.84	399,462
Fourth quarter	9.46	7.18	1,308,543
Full year	9.46	5.55	888,210
2014:
First quarter	9.96	7.32	2,512,657
Second quarter	10.20	8.82	1,136,321
Third quarter	10.59	9.45	1,436,759
Fourth quarter	10.45	8.11	1,301,701
Full year	10.59	7.32	1,600,359
Most recent six months:
January	10.45	9.21	1,218,557
February	9.63	8.91	1,423,651
March	9.18	8.11	1,274,510
April	8.83	7.81	1,848,918
May	8.35	7.59	1,239,295
June	8.76	8.19	871,018
July (through July 10, 2014)	8.61	8.11	829,176

Market Price Information for Our Shares

See “Item 9.C. Markets” for information on the stock exchanges on which our common stock is listed.

The following table sets forth, for the periods indicated, the high and low trading prices, and average daily trading volume for our common stock since the fiscal year ended March 31, 2010 on the Tokyo Stock Exchange.

	Price per shares		Average daily trading volume
	High	Low
	(In yen)		(Number of shares)
Fiscal year ended March 31, except quarter and month data:
2010	¥4,520	¥2,591	13,310,559
2011	3,355	2,235	12,022,607
2012	2,933	2,003	8,339,526
2013:
First quarter	2,788	2,231	5,988,906
Second quarter	2,679	2,336	5,633,975
Third quarter	3,125	2,330	6,512,818
Fourth quarter	4,255	3,090	11,049,759
Full year	4,255	2,231	7,228,299
2014:
First quarter	4,995	3,545	14,108,235
Second quarter	4,990	4,320	6,453,141
Third quarter	5,470	4,605	7,291,623
Fourth quarter	5,468	4,061	8,351,850
Full year	5,470	3,545	9,052,026
Most recent six months:
January	5,468	4,774	8,124,605
February	4,910	4,495	8,370,789
March	4,713	4,061	8,549,740
April	4,608	3,968	8,004,267
May	4,225	3,800	9,788,985
June	4,480	4,146	7,049,057
July (through July 10, 2014)	4,355	4,135	5,943,525

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

Our Acquisition of Our Own Shares of Common Stock

We may acquire shares of our common stock (1) by way of purchase on any Japanese stock exchange on which shares of our common stock are listed, or by way of tender offer (in either case, pursuant to an ordinary resolution of a general meeting of shareholders or a resolution of the board of directors), (2) from a specific shareholder other than any of our subsidiaries (pursuant to a special resolution of a general meeting of shareholders), or (3) from any of our subsidiaries (pursuant to a resolution of the board of directors). In the case of (2) above, any other shareholder may make a request to a director, at least five days prior to the relevant general meeting of shareholders, to include the shareholder as a seller in the proposed purchase. However, that right is not available if the purchase price or any other consideration to be received by the relevant specific shareholder does not exceed the then market price of the shares to be purchased from the shareholder.

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

In both cases, these rights of our preferred stockholders lapse when a resolution of a general meeting of shareholders declaring a preferred dividend is approved.

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

General Meeting of Shareholders

Our annual general meeting of shareholders is held within three months after the end of each fiscal year. In addition, we may hold an extraordinary general meeting of shareholders whenever necessary. Notice of a general meeting of shareholders stating the place, the time and the purpose thereof, and certain matters set forth in the

Companies Act and in ordinances of the Ministry of Justice, must be given to each holder of shares of common stock with voting rights (or to the standing proxy or mailing address in Japan of a nonresident shareholder) at least two weeks prior to the date set for the meeting. The record date for an annual general meeting of shareholders is March 31 of each year.

Any shareholder or group of shareholders holding at least three percent of the total outstanding voting rights, for a continuous period of six months or longer, may require the convocation of a general meeting of shareholders for a particular purpose. Unless such a general meeting of shareholders is convened promptly, or a convocation notice of a meeting which is to be held not later than eight weeks from the day of such demand is dispatched, the requiring shareholders may, upon obtaining court approval, convene such general meeting of shareholders.

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

To attend a general meeting of shareholders in person or by proxy, shareholders must provide proof of identity upon request. Shareholders may appoint a proxy by a written power of attorney for the meeting. Such proxy must be one of our shareholders with voting rights.

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

In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by a Japanese corporation to Nonresident Shareholders is generally 20.42%. However, with respect to dividends paid on listed shares issued by a Japanese corporation (including shares of our common stock or ADSs) to Nonresident Shareholders, except for any individual shareholder who owns 3% or more of the total number of shares issued by the relevant Japanese corporation, the aforementioned 20.42% withholding tax rate is reduced to 15.315% for dividends due and payable on or after January 1, 2014 (which rate was 7.147% for dividends paid on or after January 1, 2013 but on or before December 31, 2013). Due to the imposition of a special additional withholding tax (2.1% of the original withholding tax amount) to secure funds for reconstruction from the Great East Japan Earthquake, the original withholding tax rate of 7%, 15% and 20%, as applicable, has been effectively increased, respectively, to 7.147%, 15.315% and 20.42%, during the period beginning on January 1, 2013 and ending on December 31, 2037.

At the date of this annual report, Japan has income tax treaties in force, whereby the above-mentioned withholding tax rate is reduced, generally, to 15% for portfolio investors, with, among others, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway, Singapore, Spain and Sweden, while the income tax treaties with, among others, Australia, France, Hong Kong, the Netherlands, Portugal, Switzerland, the United Kingdom and the United States generally reduce the withholding tax rate to 10% for portfolio investors. In addition, under the income tax treaty between Japan and the United States, dividends paid to pension funds which are qualified U.S. residents eligible to enjoy treaty benefits are exempt from Japanese income taxation by way of withholding or otherwise unless the dividends are derived from the carrying on of a business, directly or indirectly, by those pension funds. Under the income tax treaties with the Netherlands, Switzerland and the United Kingdom, similar treatment will be applied to dividends. Under Japanese tax law, any reduced maximum rate applicable under a tax treaty will be available when the maximum rate is below the rate otherwise applicable under Japanese tax law referred to in the preceding paragraph with respect to the dividends to be paid by us on shares of common stock or ADSs. A Nonresident Shareholder of shares of our common stock who is entitled, under any tax treaty, to a reduced rate of Japanese withholding tax, or exemption therefrom, as the case may be, is required to submit an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends (together with any other required forms and documents) in advance, through the withholding agent, to the relevant tax authority before payment of dividends. A standing proxy for a Nonresident Shareholder may provide the application services. See “Item 10.B. Memorandum and Articles of Incorporation—Common Stock—General.” In addition, a simplified special filing procedure is available for Nonresident Shareholders to claim treaty benefits of exemption from or reduction of Japanese withholding tax, with respect to dividends paid on or after January 1, 2014, by submitting a Special Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends of Listed Stocks (together with any other required forms and documents). With respect to ADSs, this reduced rate or exemption will be applicable to Nonresident Shareholders of ADSs if the Depositary or its agent submits two Application Forms (one before payment of dividends and the other within eight months after the record date concerning such payment of dividends), together with certain other documents. To claim this reduced rate or exemption, Nonresident Shareholders of ADSs will be required to file a proof of taxpayer status, residence and beneficial ownership, as applicable, and to provide other information or documents as may be required by the Depositary. A Nonresident Shareholder who is entitled, under any applicable tax treaty, to a reduced rate of Japanese withholding tax below the rate otherwise applicable under Japanese tax law mentioned above, or exemption therefrom, as the case may be, but fails to submit the required application in advance may nevertheless be entitled to claim a refund from the relevant Japanese tax authority of withholding taxes withheld in excess of the rate under an applicable tax treaty (if the Nonresident Shareholder is entitled to a reduced treaty rate under the applicable tax treaty) or the full amount of tax withheld (if the Nonresident Shareholder is entitled to an exemption under the applicable tax treaty), as the case may be, by complying with certain subsequent filing procedures. We do not assume any responsibility to ensure withholding at the reduced treaty rate, or exemption therefrom, for shareholders who would be so eligible under an applicable tax treaty but where the required procedures as stated above are not followed.

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

PFIC Rules

Based upon certain proposed Treasury regulations that are not yet in effect, but are generally proposed to become effective for taxable years beginning after December 31, 1994, we believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended March 31, 2014. However, since PFIC status depends upon the composition of our income and assets and the market value of our assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any taxable year during which a U.S. Holder held shares, certain adverse U.S. federal income tax consequences could apply to the U.S. Holder.

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

Quantitative and Qualitative Information about Risk Management

Basic Approach

As risks in the financial services industry increase in diversity and complexity, risk management (identifying, measuring, and controlling risk) has never been more important in the management of a financial institution. We have established a basic approach to be employed in risk management and include these in the manual entitled Regulations on Integrated Risk Management. The fundamental principles are as follows:

•	managing risk on a consolidated accounting basis;

•	managing risk using quantification methods;

•	ensuring consistency with business strategies;

•	setting up a system of checks and balances;

•	establishing contingency plans for emergencies and serious situations; and

•	verifying preparedness to handle all reasonably conceivable risk situations.

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

For example, at the Bank, specific departments have been appointed to oversee the handling of the four risk categories listed above, in addition to the risks associated with settlement. Each risk category is managed taking into account the particular characteristics of that category. In addition, the Risk Management Unit has been established—independent of the business units—and the risk management system has been strengthened by consolidating the functions for managing risks—credit, market, liquidity, operational and settlement—into the Risk Management Unit and enhancing our across-the-board risk monitoring ability. One board member is assigned to oversee the Risk Management Unit comprising the Corporate Risk Management Department and the Credit & Investment Planning Department. The Corporate Risk Management Department—the unit’s planning department—seeks to manage all categories of risk in cooperation with the Corporate Planning Department. Moreover the Internal Audit Unit—independent of all business units—conducts periodic audits to ensure that the management system is functioning properly.

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

We then allocate risk capital to each unit to keep the total exposure to various risks within the scope of our resources, i.e., capital. The allocation to each unit is determined by the Management Committee and authorized by the board of directors. In this framework, risk capital includes credit concentration risk and interest rate risk in the banking book, which are taken into account under Pillar 2 of the Basel Capital Accord. In addition, we conduct risk capital-based management activities on a consolidated basis, including each Group company.

Liquidity risk is managed within the context of cash-flow plans and funding gap. Other risk categories are managed with procedures closely attuned to the nature of the risk, as described in the following paragraphs.

Disclosures of the objectives, policies and processes to manage each risk and the methods used to measure each risk have been included in “Credit Risk,” “Market Risk and Liquidity Risk,” “Operational Risk, Processing Risk and System Risk” and “Other Risk.”

Stress Tests

(a)	Use of stress testing in business operations

In the current volatile business environment, stress tests are essential to analyze and estimate the effects of stress events brought about by the economic recession and market turbulence. When establishing a management plan, we create some scenarios such as a global economic slowdown or a sharp increase in Japanese government bond rates, and conduct stress testing to appraise the likely financial impact on the Group, so that we can prepare actions in advance to deal with emerging stress events as they occur.

(b)	Implementation process

Implementation of stress-testing falls broadly into two processes: establishment of scenarios and analysis and full appraisal of financial impact. Based on the economic environment and global trends at the time, highly probable scenarios including those on macroeconomic indicators such as Japanese GDP, stock prices, interest rates and foreign exchange rates are created. Based on the degree of macroeconomic impact of each of the established scenarios on various different financial items, we analyze and fully appraise the impact on financial items such as the common equity Tier 1 ratios.

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

Credit Risk

Credit risk is the risk of incurring losses from decline or loss of the value of an asset (including off-balance sheet items) that is caused by a credit event including but not limited to the deterioration of financial condition of a borrower. Overseas credits transactions also entail country risk, which is closely related to credit risk. Country risk is the risk of incurring losses caused by changes in political or economic conditions. Credit exposures arise primarily from lending activities such as loans and advances, acquiring investment securities, derivative transactions, and off-balance sheet transactions such as unused portion of loan commitments.

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

The Credit Administration Department within the Middle Market Banking Unit is responsible for handling NPLs of borrowers classified as potentially bankrupt or lower, and formulates plans for workouts, including write-offs, and corporate rehabilitation. The department closely liaises with SMBC Servicer Co., Ltd., our Group company, which engages in related services to efficiently reduce the amount of NPLs, including through the sale of loans.

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

Credit Risk Evaluation

The Credit & Investment Planning Department manages an internal rating system for each asset control category set according to portfolio characteristics. For example, credits to commercial and industrial (“C&I”) companies, individuals for business purposes (domestic only), sovereigns, public sector entities, and financial institutions are assigned an “obligor grade,” which indicates the borrower’s creditworthiness, and/or “facility grade,” which indicates the collectability of assets taking into account the transaction conditions such as guarantee/collateral, and tenor. The business units determine an obligor grade by first assigning a financial grade using a financial strength grading model and data obtained from the obligor’s financial statements, including net worth and cash flows. The financial grade is then adjusted taking into account the actual state of the obligor’s financial position and qualitative factors to derive the obligor grade. The qualitative factors mainly include the expected future cash flows taking into account factors such as historical loss information, the appropriateness of the borrower’s business plan or operational improvement plan, the status of progress of its plan, and the overall support from financial institutions. In the event that the borrower is domiciled overseas, internal ratings for credit are made after taking into consideration the country rank, which represents an assessment of the credit quality of each country based on its political and economic situation, as well as its current account balance and external debt. Obligor grades and facility grades are reviewed once a year and as otherwise necessary, such as when there are changes in the credit situation. Our subsidiaries carry out credit risk evaluations in line with the Bank.

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

Specifically, the PD by grade, loss given default (“LGD”), credit quality correlation among obligors, and other parameter values are estimated using the historical data of obligors and facilities stored in a database to calculate the credit risk. Then, based on these parameters, the Bank runs a simulation of simultaneous default using the Monte Carlo Simulation to calculate the Bank’s maximum loss exposure to the estimated amount of the maximum losses/expected shortfall that may be incurred. Based on these quantitative results, the Bank allocates risk capital.

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

Credit Monitoring

At the Bank, in addition to analyzing loans at the application stage, the Credit Monitoring System is utilized to reassess obligor grades, and review credit policies for each obligor so that problems can be detected at an early stage, and quick and effective action can be taken. The system includes annual monitoring that is carried out each time the financial results of the obligor enterprise are obtained, as well as ad-hoc monitoring that is performed each time credit conditions change.

Credit Portfolio Management

Risk-Taking Within the Scope of Capital

To keep the credit risk exposure to a permissible level relative to capital, the Bank’s Corporate Risk Management Department sets a credit risk capital limit for internal control purposes. Under this limit, sub-limits are set for each business unit. The Corporate Risk Management Department conducts monthly monitoring to make sure that these limits are being followed.

Controlling Concentration Risk

Once the credit concentration risk is realized, the equity capital of the Bank may be materially impaired. Accordingly, the Bank’s Credit & Investment Planning Department takes measures such as introducing credit limit guidelines and conducting intensive loan reviews for obligors with large exposures, with an increased focus on industrial sectors with an excessive concentration of credit risk. Further, to manage country risk, the Credit Management Department of the International Banking Unit has credit limit guidelines based on each country’s creditworthiness.

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

Market Risk Measurement Techniques—Value at Risk

The principal Group companies’ internal VaR model makes use of historical data to prepare scenarios for market fluctuations and, by conducting simulations of gains and losses on a net position basis, the model estimates the maximum losses that may occur. The VaR calculation method we employ for both trading and non-trading activities is based mainly on the following:

•	the historical simulation method;

•	a one-sided confidence interval of 99.0%;

•	a one-day holding period (a one-year holding period for strategic equity investment portfolio); and

•	an observation period of four years (ten years for the strategic equity investment portfolio).

The relationship between the VaR calculated with the model and the actual profit and loss data is back-tested periodically. The back-testing results for the Group’s trading accounts during the fiscal year ended March 31, 2014 are shown below. A data point below the diagonal line indicates a loss in excess of the predicted VaR for that day; however, there were no significant excess losses as with the previous year. This demonstrates that the Group’s VaR model, with a one-sided confidence interval of 99.0%, is sufficiently reliable.

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

VaR Summary for the Fiscal Years Ended March 31, 2014 and 2013

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

VaR for Trading Activity

The aggregate VaR for our total trading activities at March 31, 2014 was ¥9.5 billion, a decrease from ¥15.0 billion at March 31, 2013 primarily due to a decrease in the net risk exposure of equities.

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the fiscal year ended March 31, 2014:
SMBC Consolidated
Maximum	¥7.7	¥4.6	¥19.0	¥1.1	¥27.9
Minimum	3.6	0.5	2.8	0.2	7.6
Daily average	5.0	2.0	7.3	0.6	13.7
At March 31, 2014	4.3	0.6	3.2	0.9	8.5

SMFG Consolidated
Maximum	¥8.3	¥4.6	¥19.3	¥1.1	¥28.8
Minimum	4.2	0.5	3.0	0.2	8.2
Daily average	5.7	2.0	7.5	0.6	14.6
At March 31, 2014	5.2	0.6	3.3	0.9	9.5

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the fiscal year ended March 31, 2013:
SMBC Consolidated
Maximum	¥9.7	¥3.6	¥16.7	¥0.3	¥24.9
Minimum	3.9	0.5	1.5	0.1	6.3
Daily average	5.3	2.0	6.2	0.2	12.7
At March 31, 2013	5.6	1.6	8.0	0.2	14.3

SMFG Consolidated
Maximum	¥10.3	¥3.6	¥17.0	¥0.3	¥25.9
Minimum	4.3	0.5	1.7	0.1	7.1
Daily average	5.9	2.0	6.5	0.2	13.5
At March 31, 2013	6.3	1.6	8.0	0.2	15.0

(1)	Total for “Maximum,” “Minimum,” and “Daily average” represent the maximum, minimum and daily average of the total of the trading book. For certain subsidiaries, we employ the standardized method and/or the historical simulation method for the VaR calculation method.

VaR for Non-trading Activity

•	Banking

The aggregate VaR for our total banking activities at March 31, 2014 was ¥41.5 billion, an increase from ¥31.1 billion at March 31, 2013 primarily due to an increase in the net risk exposure of equities.

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the fiscal year ended March 31, 2014:
SMBC Consolidated
Maximum	¥27.9	¥0.0	¥39.9	¥0.0	¥48.0
Minimum	13.3	0.0	21.0	0.0	29.3
Daily average	18.9	0.0	30.6	0.0	39.1
At March 31, 2014	17.6	0.0	32.7	0.0	40.3

SMFG Consolidated
Maximum	¥29.0	¥0.0	¥40.0	¥0.0	¥49.2
Minimum	13.9	0.0	21.0	0.0	29.9
Daily average	20.0	0.0	30.6	0.0	40.2
At March 31, 2014	18.6	0.0	32.8	0.0	41.5

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the fiscal year ended March 31, 2013:
SMBC Consolidated
Maximum	¥31.8	¥0.0	¥22.1	¥0.0	¥34.4
Minimum	15.2	0.0	5.6	0.0	23.1
Daily average	25.1	0.0	11.1	0.0	28.8
At March 31, 2013	15.6	0.0	22.0	0.0	30.4

SMFG Consolidated
Maximum	¥32.6	¥0.0	¥22.1	¥0.0	¥35.2
Minimum	15.8	0.0	5.6	0.0	23.6
Daily average	25.8	0.0	11.1	0.0	29.5
At March 31, 2013	16.2	0.0	22.0	0.0	31.1

(1)	Total for “Maximum,” “Minimum,” and “Daily average” represent the maximum, minimum and daily average of the total of the banking book.

•	Strategic Equity Investment

The aggregate VaR for our strategic equity investment at March 31, 2014 was ¥1,142.2 billion, an increase from ¥977.4 billion at March 31, 2013 primarily due to an increase in the fair value of the strategic equity investment portfolio.

Equities risk
(In billions)
For the fiscal year ended March 31, 2014:
SMBC Consolidated
Maximum	¥1,201.1
Minimum	906.7
Daily average	1,075.3
At March 31, 2014	1,103.0

SMFG Consolidated
Maximum	¥1,247.0
Minimum	939.5
Daily average	1,114.9
At March 31, 2014	1,142.2

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

Additional Information for Certain Risks

Interest Rate Risk

To supplement the above limitations of VaR methodologies, the Group adopts various indices to measure and monitor the sensitivity of interest rates, including delta, gamma and vega risks. The Group considers BPV as one of the most significant indices to manage interest rate risk. BPV is the amount of change in the value to the banking and trading book as a result of a one-basis-point (0.01%) movement in interest rates. The principal Group companies use BPV to monitor interest rate risk, not only on a net basis, but also by term to prevent the concentration of interest rate risk in a specific period. The table “Outlier Ratio” presented below is one of the sensitivity analyses for interest rate risk concerning the banking book using the BPV approach. In addition, as previously addressed, the Group enhances the risk management methods of VaR and BPV by using them in combination with back-testing and stress tests.

Interest rate risk substantially changes depending on the method used for recognizing the expected maturity dates of demand deposits that can be withdrawn at any time or the method used for estimating the timing of cancellation prior to maturity of time deposits and consumer housing loans. At the Bank, the maturity of demand deposits that are expected to be left with the Bank for a prolonged period is regarded to be at the longest five years (2.5 years on average), and the cancellation prior to maturity of time deposits and consumer housing loans is estimated based on historical data.

Outlier Ratio

In the event the economic value of a bank declines by more than 20% of total capital as a result of interest rate shocks, that bank would fall into the category of “outlier bank,” as stipulated under Pillar 2 of the Basel Capital Accord. This ratio, known as the outlier ratio, was 0.9% for the Bank on a consolidated basis at March 31, 2014, substantially below the 20% criterion. The decline in economic value of the Bank on a consolidated basis is shown in the following table.

	At March 31,
	2014	2013
	(In billions, except percentages)
SMBC Consolidated
Total	¥83.0	¥96.2
Impact of yen interest rates	31.1	60.5
Impact of U.S. dollar interest rates	25.7	6.8
Impact of euro interest rates	18.6	16.5
Percentage of total capital	0.9%	1.0%

Note:	Decline in economic value is the decline of the present value of a banking portfolio after interest rate shocks (1st and 99th percentile of observed interest rate changes using a one-year holding period and an observation period of five years).

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

Liquidity Risk Management Methods

We and the Bank regard liquidity risk as one of the major risks, and, we identify our Group companies which have significant liquidity risk. Each of our identified Group companies, including the Bank, establishes a fundamental risk management framework. For example, the Bank manages liquidity risk based on a framework consisting of setting upper limits for “funding gaps,” maintaining highly liquid supplementary funding sources and establishing contingency plans.

A funding gap is the mismatch between funds required for future operations and existing funding. The Bank appropriately manages the funding gap by setting upper limits for the funding gap amount, and by avoiding overreliance on short-term funding. The upper limits are set on both a Bank-wide basis and each branch basis, taking into account the Bank’s cash management planning, external environment, funding status, characteristics of local currencies of each country and other factors. Additionally, the upper limits are set by currency where necessary. The Bank monitors the level of the funding gap on a daily basis. Further, stress tests are regularly carried out by simulating the impact triggered, for example, by the outflow of deposits or having difficulties in funding from money markets, in order to thoroughly comprehend the amount required to fund when the liquidity risk is realized. Additionally, funding liquidity is maintained by holding assets, such as U.S. government bonds, which can be immediately converted to cash, or establishing borrowing facilities to be used as supplementary funding sources in an emergency, in order to smoothly raise the required funds even during market disruption.

Furthermore, contingency plans are developed to respond to the liquidity risk when being realized, by creating detailed action plans such as lowering the upper limit for the funding gap, depending on the existing situation (i.e. normal, concerned, or critical) and the respective circumstances.

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

Other Risk

Settlement risk is the possibility of a loss arising from a transaction that cannot be settled as planned. As this risk crosses over numerous categories of risk, including credit, liquidity, processing and system risks, it is required to appropriately manage according to characteristics of such risks.

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

Citibank, N.A., as depositary, has agreed to reimburse us annually for expenses related to the administration and maintenance of the depositary receipt facility, subject to certain criteria. We did not receive any reimbursements from Citibank, N.A. in the fiscal year ended March 31, 2014.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including Koichi Miyata, our President and Representative Director, and Nobuaki Kurumatani, our Director, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) at March 31, 2014. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable, not absolute, assurance of achieving their control objectives. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based upon the evaluation referred to above, Mr. Miyata and Mr. Kurumatani concluded that the design and operation of our disclosure controls and procedures at March 31, 2014 were effective to provide reasonable assurance that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

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

Our management evaluated the effectiveness of our internal control over financial reporting at March 31, 2014 based on the criteria established in “Internal Control—Integrated Framework (1992)” issued by the

Committee of Sponsoring Organizations of the Treadway Commission. Based on the evaluation, management has concluded that we maintained effective internal control over financial reporting at March 31, 2014.

The effectiveness of our internal control over financial reporting at March 31, 2014 has been audited by KPMG AZSA, our independent registered public accounting firm, as stated in their report appearing on page F-4.

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

There were no material changes to the code of ethics during the fiscal year ended March 31, 2014. No waivers of the business ethics and compliance manual have been granted to any of our directors, officers or other employees, during the fiscal year ended March 31, 2014.

Item 16C.	Principal Accountant Fees and Services

Fees for Services Provided by KPMG AZSA and its Affiliates

The aggregate fees billed by KPMG AZSA, our independent registered public accounting firm, and its affiliates, for the fiscal years ended March 31, 2014 and 2013 are presented in the following table:

	For the fiscal year ended March 31,
	2014	2013
	(In millions)
Audit fees(1)	¥4,012	¥3,813
Audit-related fees(2)	119	122
Tax fees(3)	184	138
All other fees(4)	34	6

Total	¥4,349	¥4,079

(1)	Audit fees primarily include fees for the audit of our and our subsidiaries’ annual financial statements and fees for the services that are normally provided in connection with our statutory and regulatory filings.
(2)	Audit-related fees primarily include fees for attestation and related services that are not reported under audit fees.
(3)	Tax fees primarily include fees for tax compliance, assistance with preparation of tax return filings and tax advisory services.
(4)	All other fees primarily include fees for advisory services in relation to existing accounting policies of our subsidiaries.

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

Fees approved pursuant to the procedures described in paragraph 2-01(c)(7)(i)(C) of Regulation S-X, which provides for an exception to the general requirement for pre-approval in certain circumstances, were none for the fiscal years ended March 31, 2014 and 2013.

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

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth purchases of our common stock by us and our affiliated purchasers during the fiscal year ended March 31, 2014:

	Total number of shares purchased(1)	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs
April 1 to April 30, 2013	6,594	¥4,320	—	—
May 1 to May 31, 2013	6,700	4,659	—	—
June 1 to June 30, 2013	2,165	4,114	—	—
July 1 to July 31, 2013	40,504	4,749	—	—
August 1 to August 31, 2013	8,822	4,561	—	—
September 1 to September 30, 2013	6,752	4,668	—	—
October 1 to October 31, 2013	5,822	4,768	—	—
November 1 to November 30, 2013	7,001	4,934	—	—
December 1 to December 31, 2013	10,933	5,110	—	—
January 1 to January 31, 2014	4,490	5,320	—	—
February 1 to February 28, 2014	2,690	4,782	—	—
March 1 to March 31, 2014	2,968	4,467	—	—

Total	105,441	¥4,750	—	—

(1)	A total of 105,441 shares were purchased other than through a publicly announced plan or program during the fiscal year ended March 31, 2014, due to our purchases of shares constituting less than one unit from registered holders of such shares at the current market prices of those shares.

Item 16F.	Change in Registrant’s Certifying Accountant

None.

Item 16G.	Corporate Governance

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

Under the Companies Act, companies that adopt a corporate governance system based on a board of corporate auditors, such as us, are not required to maintain directors that are outside directors who meet the independence requirements under the Companies Act. However, three of our thirteen directors are outside directors who meet such requirements.

•

A NYSE-listed U.S. company is required to have a nominating/corporate governance committee and a compensation committee, all of which must be composed entirely of independent directors. The members of the compensation committee must satisfy additional requirements set forth in Section 303A.02(a)(ii) of the NYSE Listed Company Manual. A compensation committee must also have the authority to, in its sole discretion, retain or obtain the advice of a compensation consultant, independent legal counsel or other adviser. This authority is subject to the committee’s consideration of certain criteria set forth in Section 303A.05(c) of the NYSE Listed Company Manual regarding the independence of the adviser. While we, a company which has corporate auditors, are not required to establish a nominating committee or a compensation committee under the Companies Act, we voluntarily established similar committees, each with six members, three of which are outside directors, to advise the board of directors on these matters in order to ensure transparency and impartiality in matters of personnel decisions affecting the board of directors and directors’ compensation.

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

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

We have responded to Item 18 in lieu of this item.

Item 18.	Financial Statements

The information required by this item is set forth in our consolidated financial statements starting on page F-1 of this annual report.

Item 19.	Exhibits

We have filed the following documents as exhibits to this document:

Exhibit 1.1	Articles of Incorporation of Sumitomo Mitsui Financial Group, Inc., as amended on June 27, 2013, incorporated by reference from our annual report on Form 20-F (Commission file number 001-34919) filed on July 23, 2013

Exhibit 1.2	Regulations of Board of Directors of Sumitomo Mitsui Financial Group, Inc., incorporated by reference from our registration statement on Form 20-F (Commission file number 001-34919) filed on October 20, 2010

Exhibit 1.3	Share Handling Regulations of Sumitomo Mitsui Financial Group, Inc., as amended on April 1, 2012, incorporated by reference from our annual report on Form 20-F (Commission file number 001-34919) filed on July 23, 2012

Exhibit 2.1	Form of Deposit Agreement among the registrant, Citibank, N.A., as Depositary, and all owners and holders from time to time of American Depositary Shares issued thereunder, incorporated by reference from our registration statement on Form 20-F (Commission file number 001-34919) filed on October 20, 2010

Exhibit 8	List of subsidiaries of Sumitomo Mitsui Financial Group, Inc., at March 31, 2014

Exhibit 11	Code of Ethics of Sumitomo Mitsui Financial Group, Inc., incorporated by reference from our annual report on Form 20-F (File No. 001-34919) filed on July 29, 2011

Exhibit 12.1	CEO Certification Required by Rule 13a-14(a) (17 CFR 240.13a-14(a))

Exhibit 12.2	CFO Certification Required by Rule 13a-14(a) (17 CFR 240.13a-14(a))

Exhibit 13.1	Certification Required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

Exhibit 13.2	Certification Required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

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

Date: July 24, 2014

SELECTED STATISTICAL DATA

I.	Distribution of Assets, Liabilities and Equity; Interest Rates and Interest Differential

Average Statements of Financial Positions, Interest and Average Rates

The following tables show the average balances of our statement of financial positions items and related interest and average interest rates for the fiscal years ended March 31, 2014, 2013 and 2012. Average balances are generally based on a daily average. Weekly, month-end or quarter-end averages are used for certain average balances where it is not practical to obtain the applicable daily averages. The average balances determined by such methods are considered to be representative of our operations. The allocation of amounts between domestic and foreign is based on the location of the office.

	For the fiscal year ended March 31,
	2014			2013(5)			2012(5)
	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate
	(In millions, except percentages)
Interest-earning assets:
Interest-earning deposits with other banks:
Domestic offices	¥ 609,023	¥ 2,807	0.46%	¥ 351,808	¥ 1,185	0.34%	¥ 292,043	¥ 1,602	0.55%
Foreign offices	6,027,100	34,521	0.57%	4,491,108	28,285	0.63%	3,626,677	26,557	0.73%

Total	6,636,123	37,328	0.56%	4,842,916	29,470	0.61%	3,918,720	28,159	0.72%

Call loans and bills bought:
Domestic offices	273,903	1,583	0.58%	304,331	1,519	0.50%	346,962	2,081	0.60%
Foreign offices	1,154,049	16,559	1.43%	1,076,378	11,347	1.05%	832,860	12,269	1.47%

Total	1,427,952	18,142	1.27%	1,380,709	12,866	0.93%	1,179,822	14,350	1.22%

Reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	3,749,260	7,339	0.20%	3,922,361	7,535	0.19%	4,123,424	9,072	0.22%
Foreign offices	419,274	7,631	1.82%	283,262	5,465	1.93%	200,641	6,047	3.01%

Total	4,168,534	14,970	0.36%	4,205,623	13,000	0.31%	4,324,065	15,119	0.35%

Trading assets(1):
Domestic offices	2,967,303	25,770	0.87%	4,232,218	35,507	0.84%	4,342,210	29,747	0.69%
Foreign offices	43,857	525	1.20%	38,889	565	1.45%	75,359	1,680	2.23%

Total	3,011,160	26,295	0.87%	4,271,107	36,072	0.84%	4,417,569	31,427	0.71%

Financial assets at fair value through profit or loss(2) :
Domestic offices	1,788,442	16,534	0.92%	1,979,187	1,112	0.06%	2,010,408	4,165	0.21%

Held-to-maturity investments(3):
Domestic offices	5,238,921	30,303	0.58%	5,659,267	39,786	0.70%	4,818,061	37,895	0.79%

Available-for-sale financial assets(3):
Domestic offices	12,119,698	35,539	0.29%	23,444,037	65,814	0.28%	23,307,399	83,223	0.36%
Foreign offices	1,780,684	19,956	1.12%	1,687,202	21,572	1.28%	1,001,531	16,835	1.68%

Total	13,900,382	55,495	0.40%	25,131,239	87,386	0.35%	24,308,930	100,058	0.41%

Loans and advances(4):
Domestic offices	61,524,516	1,138,102	1.85%	60,183,531	1,200,792	2.00%	62,286,915	1,224,234	1.97%
Foreign offices	19,553,229	419,704	2.15%	15,301,802	342,423	2.24%	11,618,471	290,516	2.50%

Total	81,077,745	1,557,806	1.92%	75,485,333	1,543,215	2.04%	73,905,386	1,514,750	2.05%

Total interest-earning assets:
Domestic offices	88,271,066	1,257,977	1.43%	100,076,740	1,353,250	1.35%	101,527,422	1,392,019	1.37%
Foreign offices	28,978,193	498,896	1.72%	22,878,641	409,657	1.79%	17,355,539	353,904	2.04%

Total	117,249,259	¥1,756,873	1.50%	122,955,381	¥1,762,907	1.43%	118,882,961	¥1,745,923	1.47%

Non-interest-earning assets:
Cash and due from banks	13,653,126			2,953,149			3,139,966
Other non-interest-earning assets	15,627,448			16,544,877			14,435,995
Allowance for loan losses	(1,157,839)			(1,343,024)			(1,476,293)

Total non-interest-earning assets	28,122,735			18,155,002			16,099,668

Total assets	¥145,371,994			¥141,110,383			¥134,982,629

Total assets attributable to foreign offices	22.3%			18.7%			15.1%

	For the fiscal year ended March 31,
	2014			2013(5)			2012(5)
	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate
	(In millions, except percentages)
Interest-bearing liabilities:
Deposits:
Domestic offices	¥ 72,376,165	¥ 48,446	0.07%	¥ 70,452,092	¥ 51,975	0.07%	¥ 69,331,354	¥ 61,690	0.09%
Foreign offices	17,014,587	91,944	0.54%	12,801,814	71,403	0.56%	9,819,810	67,773	0.69%

Total	89,390,752	140,390	0.16%	83,253,906	123,378	0.15%	79,151,164	129,463	0.16%

Call money and bills sold:
Domestic offices	1,497,244	1,222	0.08%	1,233,733	1,039	0.08%	1,434,363	1,564	0.11%
Foreign offices	651,839	2,261	0.35%	642,899	3,098	0.48%	379,093	1,999	0.53%

Total	2,149,083	3,483	0.16%	1,876,632	4,137	0.22%	1,813,456	3,563	0.20%

Repurchase agreements and cash collateral on securities lent:
Domestic offices	4,167,460	4,558	0.11%	4,970,577	7,781	0.16%	4,908,276	7,901	0.16%
Foreign offices	990,721	2,989	0.30%	1,079,763	4,228	0.39%	649,143	2,665	0.41%

Total	5,158,181	7,547	0.15%	6,050,340	12,009	0.20%	5,557,419	10,566	0.19%

Trading liabilities(1):
Domestic offices	1,916,419	20,341	1.06%	1,953,735	22,474	1.15%	1,887,066	20,382	1.08%
Foreign offices	9,123	120	1.32%	3,417	48	1.40%	4,728	85	1.80%

Total	1,925,542	20,461	1.06%	1,957,152	22,522	1.15%	1,891,794	20,467	1.08%

Borrowings:
Domestic offices	5,879,723	50,833	0.86%	6,999,912	63,926	0.91%	10,904,124	66,414	0.61%
Foreign offices	787,217	17,433	2.21%	808,775	21,293	2.63%	347,165	17,076	4.92%

Total	6,666,940	68,266	1.02%	7,808,687	85,219	1.09%	11,251,289	83,490	0.74%

Debt securities in issue:
Domestic offices	6,223,653	92,481	1.49%	5,804,668	87,980	1.52%	5,336,930	77,083	1.44%
Foreign offices	2,355,748	7,636	0.32%	1,884,813	8,132	0.43%	820,798	8,712	1.06%

Total	8,579,401	100,117	1.17%	7,689,481	96,112	1.25%	6,157,728	85,795	1.39%

Other interest-bearing liabilities:
Domestic offices	90,049	689	0.77%	81,915	683	0.83%	73,821	672	0.91%
Foreign offices	2,898	19	0.66%	7,732	32	0.41%	3,508	82	2.34%

Total	92,947	708	0.76%	89,647	715	0.80%	77,329	754	0.98%

Total interest-bearing liabilities:
Domestic offices	92,150,713	218,570	0.24%	91,496,632	235,858	0.26%	93,875,934	235,706	0.25%
Foreign offices	21,812,133	122,402	0.56%	17,229,213	108,234	0.63%	12,024,245	98,392	0.82%

Total	113,962,846	¥ 340,972	0.30%	108,725,845	¥ 344,092	0.32%	105,900,179	¥ 334,098	0.32%

Non-interest-bearing liabilities:
Non-interest-bearing demand deposits	12,772,713			12,301,269			12,105,589
Other non-interest-bearing liabilities	11,145,820			12,059,315			9,872,272

Total non-interest-bearing liabilities	23,918,533			24,360,584			21,977,861

Total equity	7,490,615			8,023,954			7,104,589	,

Total equity and liabilities	¥145,371,994			¥141,110,383			¥134,982,629

Total liabilities attributable to foreign offices	18.1%			15.3%			11.8%
Net interest income and interest rate spread		¥1,415,901	1.20%		¥1,418,815	1.11%		¥1,411,825	1.15%

Net interest income as a percentage of total interest-earning assets			1.21%			1.15%			1.19%

(1)	The net amount of interest income on trading assets and interest expense on trading liabilities is reported as net trading income in our consolidated income statement.
(2)	Interest income on financial assets at fair value through profit or loss is reported in net income from financial assets at fair value through profit or loss in our consolidated income statement.
(3)	Taxable investment securities and non-taxable investment securities are not disclosed separately because the aggregate effect of these average balances and interest income would not be material. In addition, the yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect of such calculation would not be material.
(4)	Loans and advances include impaired loans and advances. The amortized portion of net loan origination fees is included in interest income on loans and advances.
(5)	All comparative information has been restated to reflect the adoption of revised IAS 19 “Employee Benefits,” however, only the comparative information for the fiscal year ended March 31, 2013 has been restated to reflect the adoption of IFRS 10 “Consolidated Financial Statements.” For more information, see Note 2 “Summary of Significant Accounting Policies—New and Amended Accounting Standards Adopted by the SMFG Group” to our consolidated financial statements included elsewhere in this annual report.

Analysis of Net Interest Income

The following tables show the changes to our net interest income attributable to changes in the volume and changes in the rates for the fiscal year ended March 31, 2014 compared to the fiscal year ended March 31, 2013 and for the fiscal year ended March 31, 2013 compared to the fiscal year ended March 31, 2012.

Changes attributable to the combined impact of changes in the rates and the volume have been allocated proportionately to the changes in the volume and changes in the rates.

	Fiscal year ended March 31, 2014 compared to fiscal year ended March 31, 2013 Increase / (decrease)			Fiscal year ended March 31, 2013 compared to fiscal year ended March 31, 2012 Increase / (decrease)(3)
	Volume	Rate	Net change	Volume	Rate	Net change
	(In millions)
Interest income:
Interest-earning deposits with other banks:
Domestic offices	¥1,083	¥539	¥1,622	¥285	¥(702)	¥(417)
Foreign offices	8,956	(2,720)	6,236	5,761	(4,033)	1,728

Total	10,039	(2,181)	7,858	6,046	(4,735)	1,311

Call loans and bills bought:
Domestic offices	(162)	226	64	(238)	(324)	(562)
Foreign offices	865	4,347	5,212	3,062	(3,984)	(922)

Total	703	4,573	5,276	2,824	(4,308)	(1,484)

Reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	(337)	141	(196)	(426)	(1,111)	(1,537)
Foreign offices	2,491	(325)	2,166	2,010	(2,592)	(582)

Total	2,154	(184)	1,970	1,584	(3,703)	(2,119)

Trading assets(1):
Domestic offices	(10,964)	1,227	(9,737)	(776)	6,536	5,760
Foreign offices	67	(107)	(40)	(648)	(467)	(1,115)

Total	(10,897)	1,120	(9,777)	(1,424)	6,069	4,645

Financial assets at fair value through profit or loss(2):
Domestic offices	(125)	15,547	15,422	(65)	(2,988)	(3,053)

Held-to-maturity investments:
Domestic offices	(2,790)	(6,693)	(9,483)	6,187	(4,296)	1,891

Available-for-sale financial assets:
Domestic offices	(32,763)	2,488	(30,275)	489	(17,898)	(17,409)
Foreign offices	1,151	(2,767)	(1,616)	9,484	(4,747)	4,737

Total	(31,612)	(279)	(31,891)	9,973	(22,645)	(12,672)

Loans and advances:
Domestic offices	26,359	(89,049)	(62,690)	(41,872)	18,430	(23,442)
Foreign offices	91,889	(14,608)	77,281	84,872	(32,965)	51,907

Total	118,248	(103,657)	14,591	43,000	(14,535)	28,465

Total interest income:
Domestic offices	(19,699)	(75,574)	(95,273)	(36,416)	(2,353)	(38,769)
Foreign offices	105,419	(16,180)	89,239	104,541	(48,788)	55,753

Total	¥85,720	¥(91,754)	¥(6,034)	¥68,125	¥(51,141)	¥16,984

	Fiscal year ended March 31, 2014 compared to fiscal year ended March 31, 2013 Increase / (decrease)			Fiscal year ended March 31, 2013 compared to fiscal year ended March 31, 2012 Increase / (decrease)(3)
	Volume	Rate	Net change	Volume	Rate	Net change
	(In millions)
Interest expense:
Deposits:
Domestic offices	¥1,347	¥(4,876)	¥(3,529)	¥993	¥(10,708)	¥(9,715)
Foreign offices	22,831	(2,290)	20,541	18,183	(14,553)	3,630

Total	24,178	(7,166)	17,012	19,176	(25,261)	(6,085)

Call money and bills sold:
Domestic offices	211	(28)	183	(200)	(325)	(525)
Foreign offices	42	(879)	(837)	1,282	(183)	1,099

Total	253	(907)	(654)	1,082	(508)	574

Repurchase agreements and cash collateral on securities lent:
Domestic offices	(1,148)	(2,075)	(3,223)	100	(220)	(120)
Foreign offices	(326)	(913)	(1,239)	1,685	(122)	1,563

Total	(1,474)	(2,988)	(4,462)	1,785	(342)	1,443

Trading liabilities(1):
Domestic offices	(423)	(1,710)	(2,133)	736	1,356	2,092
Foreign offices	75	(3)	72	(21)	(16)	(37)

Total	(348)	(1,713)	(2,061)	715	1,340	2,055

Borrowings:
Domestic offices	(9,777)	(3,316)	(13,093)	(28,750)	26,262	(2,488)
Foreign offices	(554)	(3,306)	(3,860)	14,881	(10,664)	4,217

Total	(10,331)	(6,622)	(16,953)	(13,869)	15,598	1,729

Debt securities in issue:
Domestic offices	6,270	(1,769)	4,501	6,964	3,933	10,897
Foreign offices	1,769	(2,265)	(496)	6,682	(7,262)	(580)

Total	8,039	(4,034)	4,005	13,646	(3,329)	10,317

Other interest-bearing liabilities:
Domestic offices	65	(59)	6	70	(59)	11
Foreign offices	(26)	13	(13)	50	(100)	(50)

Total	39	(46)	(7)	120	(159)	(39)

Total interest expense:
Domestic offices	(3,455)	(13,833)	(17,288)	(20,087)	20,239	152
Foreign offices	23,811	(9,643)	14,168	42,742	(32,900)	9,842

Total	¥20,356	¥(23,476)	¥(3,120)	¥22,655	¥(12,661)	¥9,994

Net interest income:
Domestic offices	¥(16,244)	¥(61,741)	¥(77,985)	¥(16,329)	¥(22,592)	¥(38,921)
Foreign offices	81,608	(6,537)	75,071	61,799	(15,888)	45,911

Total	¥65,364	¥(68,278)	¥(2,914)	¥45,470	¥(38,480)	¥6,990

(1)	The net amount of interest income on trading assets and interest expense on trading liabilities is reported as net trading income in our consolidated income statement.
(2)	Interest income on financial assets at fair value through profit or loss is reported in net income from financial assets at fair value through profit or loss in our consolidated income statement.
(3)	All comparative information has been restated to reflect the adoption of revised IAS 19 “Employee Benefits,” however, only the comparative information for the fiscal year ended March 31, 2013 has been restated to reflect the adoption of IFRS 10 “Consolidated Financial Statements.” For more information, see Note 2 “Summary of Significant Accounting Policies—New and Amended Accounting Standards Adopted by the SMFG Group” to our consolidated financial statements included elsewhere in this annual report.

II.	Investment Portfolio

The information as to the value of held-to-maturity investments and available-for-sale financial assets at March 31, 2014, 2013 and 2012 is presented on “Item 5.A. Operating Results—Financial Condition—Investment Securities.”

The following table shows the book values, maturities and weighted average yields of held-to-maturity investments and available-for-sale financial assets, excluding equity instruments, at March 31, 2014. Weighted average yields are calculated based on amortized cost. Yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect of such a calculation would not be material.

	Not later than one year		Later than one year and not later than five years		Later than five years and not later than ten years		Later than ten years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(In millions, except percentages)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥1,045,085	0.64%	¥3,265,712	0.45%	¥20,080	1.32%	¥—	—	¥4,330,877	0.50%
Japanese municipal bonds	32,617	0.93%	69,963	0.87%	—	—	—	—	102,580	0.89%
Japanese corporate bonds	27,458	1.29%	65,322	1.18%	2,017	1.09%	—	—	94,797	1.21%

Total domestic	1,105,160	0.66%	3,400,997	0.47%	22,097	1.30%	—	—	4,528,254	0.52%

Foreign:
U.S. Treasury and other U.S. government agency bonds	—	—	—	—	—	—	—	—	—	—
Other governments and official institutions bonds	—	—	—	—	—	—	—	—	—	—
Other debt instruments	—	—	—	—	—	—	—	—	—	—

Total foreign	—	—	—	—	—	—	—	—	—	—

Total	¥1,105,160	0.66%	¥3,400,997	0.47%	¥22,097	1.30%	¥—	—	¥4,528,254	0.52%

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥3,674,921	0.11%	¥4,513,762	0.28%	¥73,126	0.41%	¥—	—	¥8,261,809	0.20%
Japanese municipal bonds	43,927	0.68%	62,206	0.62%	19,629	0.62%	42	1.96%	125,804	0.64%
Japanese corporate bonds	124,381	0.61%	355,907	0.42%	34,992	0.86%	—	—	515,280	0.50%

Total domestic	3,843,229	0.13%	4,931,875	0.29%	127,747	0.56%	42	1.96%	8,902,893	0.23%

Foreign:
U.S. Treasury and other U.S. government agency bonds	689,171	0.12%	1,025,779	0.58%	156,807	1.22%	—	—	1,871,757	0.47%
Other governments and official institutions bonds	530,655	1.04%	248,615	1.25%	273,263	1.05%	163,664	3.68%	1,216,197	1.44%
Mortgage-backed securities	—	—	—	—	—	—	241,649	2.54%	241,649	2.54%
Other debt instruments	83,012	0.86%	154,463	2.42%	496	0.50%	3,829	4.81%	241,800	1.92%

Total foreign	1,302,838	0.54%	1,428,857	0.89%	430,566	1.11%	409,142	3.00%	3,571,403	1.04%

Total	¥5,146,067	0.24%	¥6,360,732	0.43%	¥558,313	0.99%	¥409,184	3.00%	¥12,474,296	0.46%

Excluding U.S. Treasury and other U.S. government agency bonds and Japanese government bonds, there are no investments in any individual issuers held in our investment portfolio which exceeded 10% of shareholders’ equity in the consolidated statement of financial position at March 31, 2014.

III.	Loan Portfolio

The following table shows our outstanding loans and advances by the domicile and industry type of the borrowers at March 31, 2014, 2013, 2012, 2011 and 2010. The classification of loans and advances by industry is based on the industry segment loan classification as defined by the Bank of Japan (“BOJ”) for regulatory reporting purposes.

	At March 31,
	2014	2013	2012	2011	2010
	(In millions)
Domestic:
Manufacturing	¥8,018,568	¥8,071,044	¥8,462,004	¥8,344,261	¥8,428,854
Agriculture, forestry, fisheries and mining	177,012	164,420	152,128	162,727	162,879
Construction	1,152,388	1,167,115	1,284,882	1,327,475	1,492,690
Transportation, communications and public enterprises	5,086,361	4,708,870	4,414,102	4,036,780	3,519,279
Wholesale and retail	5,505,570	5,388,032	5,480,393	5,616,084	5,552,637
Finance and insurance	2,537,347	2,715,862	2,170,776	2,568,670	3,431,882
Real estate and goods rental and leasing	8,117,000	8,145,769	7,982,741	8,281,048	8,751,450
Services	4,855,536	4,404,359	4,076,818	4,316,724	4,644,737
Municipalities	1,279,010	1,270,981	1,234,355	1,440,167	1,346,611
Lease financing	2,133,760	2,058,284	2,056,972	2,205,451	2,320,651
Consumer(1)	19,086,241	18,834,079	19,185,574	18,552,987	17,544,284
Others	3,159,438	3,341,636	4,155,960	4,378,791	5,137,721

Total domestic	61,108,231	60,270,451	60,656,705	61,231,165	62,333,675

Foreign:
Public sector	163,685	121,611	130,426	83,109	147,115
Financial institutions	3,450,482	2,500,624	2,012,751	1,794,794	2,031,812
Commerce and industry	16,435,047	13,502,283	10,364,685	8,949,629	8,161,198
Lease financing	267,394	208,099	191,966	172,361	205,547
Others	947,826	793,653	706,175	528,847	442,225

Total foreign	21,264,434	17,126,270	13,406,003	11,528,740	10,987,897

Gross loans and advances	82,372,665	77,396,721	74,062,708	72,759,905	73,321,572
Adjust: Unearned income, unamortized premiums-net and deferred loan fees-net	(177,018)	(147,186)	(144,731)	(152,443)	(153,889)
Less: Allowance for loan losses	(950,665)	(1,262,478)	(1,381,164)	(1,587,133)	(1,533,555)

Net loans and advances	¥81,244,982	¥75,987,057	¥72,536,813	¥71,020,329	¥71,634,128

(1)	The balance in Consumer mainly consists of housing loans. The housing loan balances amounted to ¥14,420,225 million, ¥14,520,154 million, ¥14,574,702 million, ¥14,577,945 million and ¥14,436,921 million at March 31, 2014, 2013, 2012, 2011 and 2010, respectively.

Maturities and Sensitivities of Loans and Advances to Changes in Interest Rates

The following table shows the maturities of loans and advances by the domicile and industry type of the borrower at March 31, 2014.

	Maturity
	Not later than one year	Later than one year and not later than five years	Later than five years	Total
	(In millions)
Domestic:
Manufacturing	¥4,435,157	¥2,714,676	¥868,735	¥8,018,568
Agriculture, forestry, fisheries and mining	82,937	29,795	64,280	177,012
Construction	668,177	358,862	125,349	1,152,388
Transportation, communications and public enterprises	1,384,429	2,400,077	1,301,855	5,086,361
Wholesale and retail	3,190,461	1,799,176	515,933	5,505,570
Finance and insurance	1,921,353	469,294	146,700	2,537,347
Real estate and goods rental and leasing	2,076,689	3,867,376	2,172,935	8,117,000
Services	1,890,461	1,906,357	1,058,718	4,855,536
Municipalities	360,659	507,117	411,234	1,279,010
Lease financing	685,654	1,226,166	221,940	2,133,760
Consumer	3,456,070	4,105,007	11,525,164	19,086,241
Others	401,997	865,008	1,892,433	3,159,438

Total domestic	20,554,044	20,248,911	20,305,276	61,108,231

Foreign:
Public sector	18,566	56,164	88,955	163,685
Financial institutions	1,735,949	1,428,234	286,299	3,450,482
Commerce and industry	4,618,697	8,174,616	3,641,734	16,435,047
Lease financing	38,062	116,089	113,243	267,394
Others	354,275	530,333	63,218	947,826

Total foreign	6,765,549	10,305,436	4,193,449	21,264,434

Total	¥27,319,593	¥30,554,347	¥24,498,725	¥82,372,665

The above loans and advances due after one year which had predetermined interest rates and floating or adjustable interest rates at March 31, 2014 are shown below:

	Domestic	Foreign	Total
	(In millions)
Predetermined rate	¥12,103,102	¥1,822,868	¥13,925,970
Floating or adjustable rate	28,451,085	12,676,017	41,127,102

Total	¥40,554,187	¥14,498,885	¥55,053,072

Impaired Loans and Advances

Our credit risk elements analyzed by categories for loans and advances differ from those required by the U.S. Securities and Exchange Commission. Our impaired loans and advances are comprised of “potentially bankrupt, effectively bankrupt and bankrupt (loans and advances),” “past due three months or more (loans),” “restructured (loans)” and “other impaired (loans and advances).” “Potentially bankrupt, effectively bankrupt and bankrupt (loans and advances)” comprises of loans and advances to the borrowers that are perceived to have a high risk of falling into bankruptcy, may not have been legally or formally declared bankrupt but are essentially bankrupt, or have been legally or formally declared bankrupt. Loans classified as “past due three months or more (loans)” represent those loans that are three months or more past due as to principal or interest, other than those loans to borrowers who are potentially bankrupt, effectively bankrupt and bankrupt. The category “restructured (loans)” comprises of loans not included above for which the terms of the loans have been modified to grant concessions because of problems with the borrower. Examples of modifications to grant concessions include reductions of the original interest rate, deferrals of interest payments, deductions of the contractual repayment amounts and extensions of principal repayments such as the extension of the repayment date and the suspension of contracted repayments. “Other impaired (loans and advances)” represent impaired loans and advances, which are not included in “potentially bankrupt, effectively bankrupt and bankrupt (loans and advances),” “past due three months or more (loans),” or “restructured (loans),” but for which information about credit problems cause management to classify them as impaired loans and advances. All loans and advances for which management has serious doubts about the ability of the borrowers to comply in the near future with the repayment terms are included in impaired loans and advances.

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

The following table shows the distribution of impaired loans and advances by “potentially bankrupt, effectively bankrupt and bankrupt (loans and advances),” “past due three months or more (loans),” “restructured (loans),” and “other impaired (loans and advances)” at March 31, 2014, 2013, 2012, 2011 and 2010 by the domicile and industry type of the borrowers.

	At March 31,
	2014	2013	2012	2011	2010
	(In millions)
Potentially bankrupt, effectively bankrupt and bankrupt (loans and advances):
Domestic:
Manufacturing	¥183,257	¥215,600	¥187,982	¥211,597	¥180,642
Agriculture, forestry, fisheries and mining	3,251	5,210	5,295	6,635	7,014
Construction	69,144	101,255	118,413	120,696	125,674
Transportation, communications and public enterprises	56,782	109,449	68,768	59,775	78,726
Wholesale and retail	208,491	232,779	225,399	243,346	233,124
Finance and insurance	13,378	15,822	13,350	11,496	30,287
Real estate and goods rental and leasing	291,665	449,163	499,485	534,596	622,944
Services	192,191	203,197	213,142	249,093	260,917
Lease financing	21,079	17,030	10,742	27,716	52,648
Consumer	238,563	270,060	312,181	297,732	242,106
Others	59,812	69,859	67,174	55,909	62,351

Total domestic	1,337,613	1,689,424	1,721,931	1,818,591	1,896,433

Foreign:
Public sector	14	14	14	14	4,564
Financial institutions	2,647	6,191	19,383	42,350	36,381
Commerce and industry	131,254	178,022	162,509	128,534	135,958
Lease financing	8,623	7,522	4,140	5,037	33
Others	4,566	2,271	3,019	3,831	15,901

Total foreign	147,104	194,020	189,065	179,766	192,837

Total	1,484,717	1,883,444	1,910,996	1,998,357	2,089,270

Past due three months or more (loans):
Domestic	25,959	27,102	32,069	40,699	28,434
Foreign	437	557	1,130	1,336	635

Total	26,396	27,659	33,199	42,035	29,069

Restructured (loans):
Domestic	247,351	337,494	390,060	296,751	127,392
Foreign	37,475	29,650	24,644	59,296	37,007

Total	284,826	367,144	414,704	356,047	164,399

Other impaired (loans and advances):
Domestic	152,873	204,775	255,615	252,457	158,653
Foreign	1	119	2,588	527	1,760

Total	152,874	204,894	258,203	252,984	160,413

Gross impaired loans and advances	1,948,813	2,483,141	2,617,102	2,649,423	2,443,151

Less: Allowance for loan losses for impaired loans and advances	(857,095)	(1,144,130)	(1,234,299)	(1,395,659)	(1,282,610)

Net impaired loans and advances	¥1,091,718	¥1,339,011	¥1,382,803	¥1,253,764	¥1,160,541

Interest Foregone on Impaired Loans and Advances

Interest income which would have been accrued at the original terms on domestic impaired loans and advances during the fiscal year ended March 31, 2014 was ¥60 billion, of which ¥32 billion was included in profit or loss for the fiscal year then ended. Interest income which would have been accrued at the original terms on foreign impaired loans and advances during the fiscal year ended March 31, 2014 was ¥2 billion, of which ¥1 billion was included in profit or loss for the fiscal year then ended.

Cross-border Outstanding

Cross-border outstandings are defined as loans, acceptances, interest-earning deposits with other banks, other interest-earning investments and any other monetary assets denominated in Japanese yen or other non-local currencies. Local currency outstandings are netted out from cross-border outstandings. This cross-border disclosure is based on the reports to the BOJ required under Japanese foreign exchange-related laws. There were no cross-border outstandings to borrowers in any foreign country which in total exceeded 0.75% of consolidated total assets at March 31, 2014, 2013 and 2012.

Loan Concentrations

At March 31, 2014, there were no concentrations of loans and advances to a single industry group of borrowers, as defined by the BOJ industry segment loan and advance classifications, which exceeded 10% of our consolidated total loans and advances, except for loans and advances in a category disclosed in the table of outstanding loans and advances above.

IV.	Summary of Loan Loss Experience

The following table shows an analysis of our loan loss experience by the borrowers’ domicile and industry type for the fiscal years ended March 31, 2014, 2013, 2012, 2011 and 2010.

	For the fiscal year ended March 31,
	2014	2013	2012	2011	2010
	(In millions, except percentages)

Allowance for loan losses at beginning of period	¥1,262,478	¥1,381,164	¥1,587,133	¥1,533,555	¥1,599,630
Provision (credit) for loan losses	(25,806)	138,375	144,022	259,292	215,886
Charge-offs:
Domestic:
Manufacturing	25,610	16,037	46,229	27,355	43,059
Agriculture, forestry, fisheries and mining	187	553	173	372	713
Construction	20,958	7,848	14,204	12,190	31,779
Transportation, communications and public enterprises	5,309	7,062	11,296	26,126	24,999
Wholesale and retail	27,944	18,062	64,492	29,602	73,299
Finance and insurance	533	354	679	172	701
Real estate and goods rental and leasing	73,025	36,003	61,683	33,371	53,930
Services	30,970	17,325	35,498	13,078	66,826
Lease financing	1,582	3,689	3,319	1,364	1,400
Consumer	93,616	127,804	64,329	29,481	57,436
Others	3,300	6,400	4,705	2,606	6,753

Total domestic	283,034	241,137	306,607	175,717	360,895

Foreign:
Public sector	—	—	—	600	—
Financial institutions	599	4,063	14,784	9,332	504
Commerce and industry	14,959	13,735	33,173	13,087	23,095
Lease financing	1,292	2,060	38	15	19
Others	2,797	3,203	623	1,010	2

Total foreign	19,647	23,061	48,618	24,044	23,620

Total	302,681	264,198	355,225	199,761	384,515

Recoveries:
Domestic:
Manufacturing	12	14	252	195	31
Agriculture, forestry, fisheries and mining	—	—	—	3	—
Construction	16	21	64	64	11
Transportation, communications and public enterprises	3	12	52	241	7
Wholesale and retail	19	22	328	266	27
Finance and insurance	—	19	3	1	—
Real estate and goods rental and leasing	20	19	283	97	11
Services	33	16	142	65	26
Consumer	9,186	9,976	3,453	1,648	836
Others	4	4	18	44	4

Total domestic	9,293	10,103	4,595	2,624	953

Foreign:
Public sector	—	—	—	6	—
Financial institutions	25	2	3	—	—
Commerce and industry	3	18	187	117	6
Others	334	313	17	67	10

Total foreign	362	333	207	190	16

Total	9,655	10,436	4,802	2,814	969

Net charge-offs	293,026	253,762	350,423	196,947	383,546
Others(1)	7,019	(3,299)	432	(8,767)	101,585

Allowance for loan losses at end of period	¥950,665	¥1,262,478	¥1,381,164	¥1,587,133	¥1,533,555

Allowance for loan losses applicable to foreign activities:
Balance at beginning of period	¥74,868	¥87,344	¥108,612	¥121,797	¥192,325

Balance at end of period	¥73,030	¥74,868	¥87,344	¥108,612	¥121,797

Provision (credit) for loan losses	¥10,462	¥1,692	¥30,675	¥19,501	¥(42,830)

Ratio of net charge-offs to average loans outstanding during the period	0.36%	0.34%	0.47%	0.27%	0.51%

(1)	Others mainly include foreign exchange translations for the fiscal years ended March 31, 2014 and 2011, whereas the amount for the fiscal year ended March 31, 2013 mainly includes foreign exchange translations as well as the exclusion of the allowance for loan losses related to ORIX Credit Corporation, as the Bank transferred all of its shares of ORIX Credit Corporation to ORIX Corporation in June 2012. The amount for the fiscal year ended March 31, 2010 mainly includes an increase in the allowance for loan losses of ¥102,687 million from the acquisition of subsidiaries.

The following table shows an allocation of the allowance for loan losses by the borrower’s domicile and industry type at March 31, 2014, 2013, 2012, 2011 and 2010.

	At March 31,
	2014		2013		2012		2011		2010
	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans
	(In millions, except percentages)
Domestic:
Manufacturing	¥113,463	9.73%	¥140,424	10.43%	¥126,773	11.43%	¥178,030	11.47%	¥163,598	11.50%
Agriculture, forestry, fisheries and mining	3,310	0.21%	3,968	0.21%	4,374	0.21%	4,499	0.22%	4,453	0.22%
Construction	40,289	1.40%	63,032	1.51%	69,605	1.73%	87,514	1.82%	87,178	2.04%
Transportation, communications and public enterprises	27,196	6.17%	50,789	6.08%	47,723	5.96%	52,832	5.55%	82,113	4.80%
Wholesale and retail	116,862	6.68%	151,075	6.96%	159,740	7.40%	197,995	7.72%	179,494	7.58%
Finance and insurance	11,209	3.08%	12,373	3.51%	14,045	2.93%	15,418	3.53%	18,231	4.68%
Real estate and goods rental and leasing	194,706	9.85%	312,614	10.53%	338,162	10.78%	385,889	11.38%	386,706	11.94%
Services	96,465	5.89%	132,377	5.69%	144,984	5.50%	176,388	5.93%	172,037	6.33%
Municipalities	1	1.55%	1	1.64%	2	1.67%	3	1.98%	182	1.84%
Lease financing	14,487	2.59%	17,151	2.66%	11,942	2.78%	25,071	3.03%	49,596	3.17%
Consumer	215,882	23.17%	250,282	24.33%	315,211	25.90%	290,468	25.50%	214,224	23.93%
Others	43,765	3.87%	53,524	4.32%	61,259	5.61%	64,414	6.02%	53,946	6.98%

Total domestic	877,635	74.19%	1,187,610	77.87%	1,293,820	81.90%	1,478,521	84.15%	1,411,758	85.01%

Foreign:
Public sector	303	0.20%	209	0.16%	568	0.18%	135	0.11%	84	0.20%
Financial institutions	3,325	4.19%	5,454	3.23%	15,217	2.72%	34,926	2.47%	45,805	2.77%
Commerce and industry	60,646	19.95%	63,261	17.45%	64,014	13.99%	67,805	12.30%	69,043	11.13%
Lease financing	3,285	0.32%	3,195	0.27%	4,324	0.26%	2,905	0.24%	3,098	0.28%
Others	5,471	1.15%	2,749	1.02%	3,221	0.95%	2,841	0.73%	3,767	0.61%

Total foreign	73,030	25.81%	74,868	22.13%	87,344	18.10%	108,612	15.85%	121,797	14.99%

Total	¥950,665	100.00%	¥1,262,478	100.00%	¥1,381,164	100.00%	¥1,587,133	100.00%	¥1,533,555	100.00%

V.	Deposits

The following table shows the average amount of, and the average rate paid on, the following deposit categories for the fiscal years ended March 31, 2014, 2013 and 2012.

	For the fiscal year ended March 31,
	2014		2013		2012
	Average amount	Average rate	Average amount	Average rate	Average amount	Average rate
	(In millions, except percentages)
Domestic offices:
Non-interest-bearing demand deposits	¥12,258,970	—	¥11,878,091	—	¥11,676,103	—
Interest-bearing demand deposits	37,248,316	0.02%	34,555,344	0.02%	32,822,329	0.02%
Deposits at notice	809,233	0.03%	852,078	0.02%	925,210	0.02%
Time deposits	24,962,120	0.10%	25,333,058	0.11%	25,499,940	0.14%
Negotiable certificates of deposit	5,385,616	0.11%	6,279,012	0.14%	6,552,965	0.15%
Others	3,970,880	0.22%	3,432,600	0.23%	3,530,910	0.27%

Total domestic offices	84,635,135		82,330,183		81,007,457

Foreign offices:
Non-interest-bearing demand deposits	513,743	—	423,178	—	429,486	—
Interest-bearing demand deposits	1,062,723	0.16%	986,801	0.21%	711,238	0.31%
Deposits at notice	5,896,158	0.30%	4,426,059	0.31%	4,435,426	0.44%
Time deposits	2,730,564	1.42%	2,041,210	1.24%	1,587,145	1.41%
Negotiable certificates of deposit	7,210,274	0.45%	5,231,609	0.55%	2,970,769	0.73%
Others	114,868	1.04%	116,135	1.44%	115,232	1.84%

Total foreign offices	17,528,330		13,224,992		10,249,296

Total	¥102,163,465		¥95,555,175		¥91,256,753

Deposits at notice represent interest-bearing demand deposits which require the depositor to give two or more days notice in advance of withdrawal.

The total amount of deposits by foreign depositors included in domestic offices for the fiscal years ended March 31, 2014, 2013 and 2012 were ¥1,318,749 million, ¥992,016 million and ¥914,298 million, respectively.

At March 31, 2014, the balances and remaining maturities of time deposits and negotiable certificates of deposit issued by domestic offices in amounts of ¥10 million (approximately $97,201 at the median exchange rate for buying and selling spot dollars for yen by telegraphic transfer as determined by the Bank at the end of the current fiscal year) or more and total foreign deposits issued in amounts of $100,000 or more are shown in the following table.

	Time deposits	Negotiable certificates of deposit	Total
	(In millions)
Domestic offices:
Not later than three months	¥3,111,627	¥3,866,295	¥6,977,922
Later than three months and not later than six months	1,972,920	529,683	2,502,603
Later than six months and not later than one year	5,983,910	749,253	6,733,163
Later than one year	2,836,912	313,491	3,150,403

Total	¥13,905,369	¥5,458,722	¥19,364,091

Foreign offices	¥3,204,573	¥8,254,792	¥11,459,365

VI.	Return on Equity and Assets

The following table shows the ratio of return on equity and assets for the fiscal years ended March 31, 2014, 2013 and 2012.

	For the fiscal year ended March 31,
	2014	2013(2)	2012(2)
Return on average total assets	0.5%	0.4%	0.3%
Return on average shareholders’ equity	14.0%	9.0%	6.7%
Dividends payout ratio(1):
Basic	22.3%	25.3%	41.0%
Diluted	22.3%	25.3%	41.1%
Average shareholders’ equity to average total assets	3.8%	4.2%	3.8%

(1)	Dividends declared per common share as a percentage of net profit per share.
(2)	All comparative information has been restated to reflect the adoption of revised IAS 19 “Employee Benefits,” however, only the comparative information for the fiscal year ended March 31, 2013 has been restated to reflect the adoption of IFRS 10 “Consolidated Financial Statements.” For more information, see Note 2 “Summary of Significant Accounting Policies—New and Amended Accounting Standards Adopted by the SMFG Group” to our consolidated financial statements included elsewhere in this annual report.

VII.	Short-Term Borrowings

The following table shows certain additional information with respect to our short-term borrowings for the fiscal years ended March 31, 2014, 2013 and 2012.

	For the fiscal year ended March 31,
	2014	2013	2012
	(In millions, except percentages)
Call money, and payables under repurchase agreements and securities lending transactions:
Average balance outstanding during the period	¥7,307,264	¥7,926,972	¥7,370,875
Maximum balance outstanding at any month-end during the period	11,153,504	9,935,203	9,632,233
Balance at end of period	11,153,504	9,464,679	9,632,233
Weighted average interest rate during the period	0.15%	0.20%	0.19%
Weighted average interest rate on balance at end of period	0.10%	0.19%	0.19%
Commercial paper:
Average balance outstanding during the period	3,659,627	3,087,708	2,044,158
Maximum balance outstanding at any month-end during the period	3,843,285	3,190,675	2,743,664
Balance at end of period	3,669,912	3,190,675	2,743,664
Weighted average interest rate during the period	0.21%	0.25%	0.23%
Weighted average interest rate on balance at end of period	0.22%	0.21%	0.29%
Short-term borrowings:
Average balance outstanding during the period	1,945,575	4,136,273	7,347,792
Maximum balance outstanding at any month-end during the period	3,092,892	6,056,549	8,037,680
Balance at end of period	3,092,892	2,467,661	6,392,554
Weighted average interest rate during the period	0.38%	0.32%	0.24%
Weighted average interest rate on balance at end of period	0.22%	0.40%	0.27%

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

The following consolidated financial statements and the reports thereon by its independent registered public accounting firm are filed as part of this annual report:

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Sumitomo Mitsui Financial Group, Inc.:

We have audited the accompanying consolidated statement of financial position of Sumitomo Mitsui Financial Group, Inc. and subsidiaries (the “SMFG Group”) as of March 31, 2014 and 2013, and the related consolidated income statement and consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the SMFG Group as of March 31, 2014 and 2013, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

During the fiscal year ended March 31, 2014, the SMFG Group adopted IFRS 10 “Consolidated Financial Statements” and amendments to IAS 19 “Employee Benefits”, as discussed in Note 2 of the consolidated financial statements. Due to the adoption of IFRS 10, the comparative financial information as of and for the year ended March 31, 2013 were restated in the consolidated financial statements. The retrospective application of IAS 19 resulted in restatement of the comparative financial information as of March 31, 2013 and March 31, 2012 and for the years then ended respectively in the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Sumitomo Mitsui Financial Group, Inc.’s internal control over financial reporting as of March 31, 2014, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated July 24, 2014 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG AZSA LLC

Tokyo, Japan

July 24, 2014

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Sumitomo Mitsui Financial Group, Inc.:

We have audited Sumitomo Mitsui Financial Group, Inc.’s internal control over financial reporting as of March 31, 2014, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, included in Item 15 “Controls and Procedures” of the accompanying Form 20-F. Our responsibility is to express an opinion on Sumitomo Mitsui Financial Group Inc.’s internal control over financial reporting based on our audit.

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

In our opinion, Sumitomo Mitsui Financial Group, Inc. maintained, in all material respects, effective internal control over financial reporting as of March 31, 2014, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of Sumitomo Mitsui Financial Group, Inc. and subsidiaries as of March 31, 2014 and 2013, and the related consolidated income statement and consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2014, and our report dated July 24, 2014 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG AZSA LLC

Tokyo, Japan

July 24, 2014

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Financial Position

		At March 31,		At April 1,
	Note	2014	2013	2012
		(In millions)
Assets:
Cash and deposits with banks	5	¥33,208,724	¥11,804,786	¥8,050,312
Call loans and bills bought		1,248,235	1,353,866	1,293,180
Reverse repurchase agreements and cash collateral on securities borrowed		4,303,121	3,927,126	4,928,763
Trading assets	6	3,557,545	3,481,619	4,395,605
Derivative financial instruments	7	4,891,382	6,851,729	5,901,280
Financial assets at fair value through profit or loss	8	1,840,255	2,045,046	2,150,409
Investment securities	9	22,052,998	36,252,599	37,397,867
Loans and advances	10	81,244,982	75,987,057	72,536,813
Investments in associates and joint ventures	11	383,590	260,495	206,660
Property, plant and equipment	12	2,078,927	1,757,994	1,045,006
Intangible assets	14	955,746	903,264	899,167
Other assets	15	2,641,740	2,596,555	2,186,870
Current tax assets		62,783	51,449	65,298
Deferred tax assets	22	145,627	481,028	743,325

Total assets		¥158,615,655	¥147,754,613	¥141,800,555

Liabilities:
Deposits	16	¥108,370,494	¥101,021,413	¥92,853,566
Call money and bills sold		4,112,429	2,954,052	2,144,600
Repurchase agreements and cash collateral on securities lent		7,041,075	6,510,627	7,487,633
Trading liabilities	17	1,865,243	1,910,886	2,173,563
Derivative financial instruments	7	4,980,991	6,936,356	5,850,307
Borrowings	18	8,463,363	6,475,543	10,412,858
Debt securities in issue	19	8,769,094	7,950,020	7,371,343
Provisions	20	225,473	279,131	425,350
Other liabilities	21	5,125,490	4,839,628	5,530,072
Current tax liabilities		94,585	206,977	61,786
Deferred tax liabilities	22	149,251	107,262	69,330

Total liabilities		149,197,488	139,191,895	134,380,408

Equity:
Capital stock	24	2,337,896	2,337,896	2,337,896
Capital surplus	24	862,518	862,305	862,933
Retained earnings	24	3,114,716	2,518,121	2,121,819
Other reserves	24	1,546,826	971,170	285,918
Treasury stock	24	(175,115)	(227,373)	(236,037)

Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.		7,686,841	6,462,119	5,372,529
Non-controlling interests	25	1,731,326	2,100,599	2,047,618

Total equity		9,418,167	8,562,718	7,420,147

Total equity and liabilities		¥158,615,655	¥147,754,613	¥141,800,555

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Income Statement

		For the fiscal year ended March 31,
	Note	2014	2013	2012
		(In millions, except per share data)
Interest income		¥1,714,044	¥1,725,723	¥1,710,331
Interest expense		320,511	321,570	313,631

Net interest income	26	1,393,533	1,404,153	1,396,700

Fee and commission income		1,003,169	948,685	869,407
Fee and commission expense		127,959	127,054	132,562

Net fee and commission income	27	875,210	821,631	736,845

Net trading income	28	135,218	105,302	182,296
Net income from financial assets at fair value through profit or loss	29	58,586	15,794	33,734
Net investment income	30	332,265	223,404	239,365
Other income	31	429,541	324,403	245,563

Total operating income		3,224,353	2,894,687	2,834,503

Impairment charges (reversals) on financial assets	32	(14,275)	270,145	284,310

Net operating income		3,238,628	2,624,542	2,550,193

General and administrative expenses	33	1,523,008	1,447,171	1,374,474
Other expenses	34	428,893	288,247	239,292

Operating expenses		1,951,901	1,735,418	1,613,766

Share of post-tax profit (loss) of associates and joint ventures		19,454	19,593	(25,004)

Profit before tax		1,306,181	908,717	911,423

Income tax expense	35	413,997	255,157	460,443

Net profit		¥892,184	¥653,560	¥450,980

Profit attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.		¥766,367	¥535,809	¥338,320
Non-controlling interests		125,817	117,751	112,660
Earnings per share:
Basic	36	¥560.95	¥395.74	¥243.85
Diluted	36	560.67	395.20	243.15

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Comprehensive Income

	For the fiscal year ended March 31,
	2014	2013	2012
	(In millions)
Net profit	¥892,184	¥653,560	¥450,980

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans:
Gains (losses) arising during the period, before tax	214,242	31,086	(89,180)

Share of other comprehensive income (loss) of associates and joint ventures	(581)	—	—

Income tax relating to items that will not be reclassified	(76,596)	(12,613)	25,274

Total items that will not be reclassified to profit or loss, net of tax	137,065	18,473	(63,906)

Items that may be reclassified subsequently to profit or loss:
Available-for-sale financial assets:
Gains (losses) arising during the period, before tax	589,766	816,721	253,865
Reclassification adjustments for (gains) losses included in net profit, before tax	(212,001)	(3,633)	(21,563)

Exchange differences on translating foreign operations:
Gains (losses) arising during the period, before tax	271,619	230,764	(34,781)
Reclassification adjustments for (gains) losses included in net profit, before tax	(1,311)	4,579	7,350

Share of other comprehensive income (loss) of associates and joint ventures	(4,710)	3,354	(2,832)

Income tax relating to items that may be reclassified	(151,443)	(310,928)	(43,809)

Total items that may be reclassified subsequently to profit or loss, net of tax	491,920	740,857	158,230

Other comprehensive income, net of tax	628,985	759,330	94,324

Total comprehensive income	¥1,521,169	¥1,412,890	¥545,304

Total comprehensive income attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥1,342,023	¥1,221,057	¥432,190
Non-controlling interests	179,146	191,833	113,114

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Changes in Equity

	Capital stock	Capital surplus	Retained earnings	Remeasure- ments of defined benefit plans	Available- for-sale financial assets	Exchange differences on translating foreign operations	Treasury stock	Shareholders’ equity	Non-controlling interests	Total equity
	(In millions)
Balance at April 1, 2011	¥2,337,896	¥1,081,556	¥1,974,069	¥—	¥465,185	¥(184,402)	¥(171,761)	¥5,502,543	¥2,048,662	¥7,551,205
Effect of adoption of revised IAS 19	—	—	(28,221)	(95,028)	—	—	—	(123,249)	(1,071)	(124,320)

Balance at April 1, 2011 (Restated)	2,337,896	1,081,556	1,945,848	(95,028)	465,185	(184,402)	(171,761)	5,379,294	2,047,591	7,426,885
Comprehensive income:
Net profit	—	—	338,320	—	—	—	—	338,320	112,660	450,980
Other comprehensive income (loss)	—	—	—	(62,016)	184,238	(28,352)	—	93,870	454	94,324

Total comprehensive income (loss)	—	—	338,320	(62,016)	184,238	(28,352)	—	432,190	113,114	545,304

Acquisition of subsidiaries	—	—	—	—	—	—	—	—	2,443	2,443
Transaction with non-controlling interest shareholders	—	(8,368)	(14,793)	240	508	—	44,127	21,714	(23,509)	(1,795)
Dividends to shareholders	—	—	(142,011)	—	—	—	—	(142,011)	(92,021)	(234,032)
Purchase of treasury stock	—	—	—	—	—	—	(111,518)	(111,518)	—	(111,518)
Sale of treasury stock	—	—	—	—	—	—	3,115	3,115	—	3,115
Loss on sale of treasury stock	—	(679)	—	—	—	—		(679)	—	(679)
Purchase of Type 6 preferred stock	—	—	—	—	—	—	(210,003)	(210,003)	—	(210,003)
Cancellation of Type 6 preferred stock	—	(210,003)	—	—	—	—	210,003	—	—	—
Others	—	427	—	—	—	—	—	427	—	427

Balance at March 31, 2012	2,337,896	862,933	2,127,364	(156,804)	649,931	(212,754)	(236,037)	5,372,529	2,047,618	7,420,147

Effect of adoption of IFRS 10	—	—	(5,545)	—	2,787	2,758	—	—	—	—
Balance at April 1, 2012 (Restated)	2,337,896	862,933	2,121,819	(156,804)	652,718	(209,996)	(236,037)	5,372,529	2,047,618	7,420,147

Comprehensive income:
Net profit	—	—	535,809	—	—	—	—	535,809	117,751	653,560
Other comprehensive income	—	—	—	18,787	506,497	159,964	—	685,248	74,082	759,330

Total comprehensive income	—	—	535,809	18,787	506,497	159,964	—	1,221,057	191,833	1,412,890

Acquisition and disposal of subsidiaries-net	—	—	—	—	—	—	—	—	(16,239)	(16,239)
Transaction with non-controlling interest shareholders	—	(1,166)	(4,254)	4	—	—	8,900	3,484	(9,330)	(5,846)
Dividends to shareholders	—	—	(135,253)	—	—	—	—	(135,253)	(100,783)	(236,036)
Redemption of preferred securities	—	—	—	—	—	—	—	—	(12,500)	(12,500)
Purchase of treasury stock	—	—	—	—	—	—	(263)	(263)	—	(263)
Sale of treasury stock	—	—	—	—	—	—	27	27	—	27
Loss on sale of treasury stock	—	(4)	—	—	—	—	—	(4)	—	(4)
Others	—	542	—	—	—	—	—	542	—	542

Balance at March 31, 2013	2,337,896	862,305	2,518,121	(138,013)	1,159,215	(50,032)	(227,373)	6,462,119	2,100,599	8,562,718

Comprehensive income:
Net profit	—	—	766,367	—	—	—	—	766,367	125,817	892,184
Other comprehensive income	—	—	—	136,031	238,235	201,390	—	575,656	53,329	628,985

Total comprehensive income	—	—	766,367	136,031	238,235	201,390	—	1,342,023	179,146	1,521,169

Acquisition and disposal of subsidiaries-net	—	—	—	—	—	—	—	—	(2)	(2)
Transaction with non-controlling interest shareholders	—	—	201	—	—	—	—	201	(1,744)	(1,543)
Dividends to shareholders	—	—	(169,973)	—	—	—	—	(169,973)	(95,215)	(265,188)
Redemption of preferred securities	—	—	—	—	—	—	—	—	(451,458)	(451,458)
Purchase of treasury stock	—	—	—	—	—	—	(501)	(501)	—	(501)
Sale of treasury stock	—	—	—	—	—	—	52,759	52,759	—	52,759
Loss on sale of treasury stock	—	(281)	—	—	—	—	—	(281)	—	(281)
Others	—	494	—	—	—	—	—	494	—	494

Balance at March 31, 2014	¥2,337,896	¥862,518	¥3,114,716	¥(1,982)	¥1,397,450	¥151,358	¥(175,115)	¥7,686,841	¥1,731,326	¥9,418,167

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Cash Flows

	For the fiscal year ended March 31,
	2014	2013	2012
	(In millions)
Operating Activities:
Profit before tax	¥1,306,181	¥908,717	¥911,423
Adjustments for:
Gains on financial assets at fair value through profit or loss and investment securities	(270,587)	(19,428)	(55,639)
Foreign exchange (gains) losses	(761,173)	(1,098,484)	79,258
Provision (credit) for loan losses	(25,806)	138,375	144,022
Depreciation and amortization	219,090	198,825	172,953
Share of post-tax (profit) loss of associates and joint ventures	(19,454)	(19,593)	25,004
Net changes in assets and liabilities:
Net (increase) decrease of term deposits with original maturities over three months	112,857	(69,047)	(133,235)
Net (increase) decrease of call loans and bills bought	227,311	39,491	(446,175)
Net (increase) decrease of reverse repurchase agreements and cash collateral on securities borrowed	(361,364)	1,004,265	110,676
Net increase of loans and advances	(4,769,916)	(3,452,294)	(1,138,608)
Net change of trading assets and liabilities and derivative financial instruments	(110,124)	744,721	(427,125)
Net increase of deposits	6,867,342	7,677,011	2,540,054
Net increase (decrease) of call money and bills sold	1,084,038	759,135	(478,629)
Net increase (decrease) of repurchase agreements and cash collateral on securities lent	516,851	(978,541)	1,049,082
Net increase (decrease) of other unsubordinated borrowings and debt securities in issue	2,927,607	(3,412,568)	(1,112,860)
Income taxes paid—net	(398,612)	(126,129)	(100,884)
Other operating activities—net	440,071	79,222	181,694

Net cash and cash equivalents provided by operating activities	6,984,312	2,373,678	1,321,011

Investing Activities:
Purchases of financial assets at fair value through profit or loss and available-for-sale financial assets	(18,538,588)	(49,421,717)	(48,064,086)
Proceeds from sale of financial assets at fair value through profit or loss and available-for sale financial assets	26,780,780	45,573,617	31,909,764
Proceeds from maturities of financial assets at fair value through profit or loss and available-for-sale financial assets	5,870,597	6,114,500	15,010,487
Purchases of held-to-maturity investments	(8,185)	(880,207)	(1,267,389)
Proceeds from maturities of held-to-maturity investments	1,314,846	314,946	170,911
Acquisitions of subsidiaries, net of cash and cash equivalents acquired	37,600	(949)	(47,108)
Investments in associates and joint ventures	(149,182)	(34,085)	(580)
Proceeds from sale of investments in associates and joint ventures	—	4,618	16,912
Purchases of property, plant and equipment, and investment properties	(462,966)	(288,533)	(129,993)
Purchases of intangible assets	(127,567)	(105,966)	(101,341)
Proceeds from sale of property, plant and equipment, investment properties and intangible assets	158,069	97,048	30,337
Other investing activities—net	674	34,629	25

Net cash and cash equivalents provided by (used in) investing activities	14,876,078	1,407,901	(2,472,061)

Financing Activities:
Proceeds from issuance of subordinated borrowings	—	33,200	106,000
Redemption of subordinated borrowings	(32,000)	(93,000)	(103,000)
Proceeds from issuance of subordinated bonds	2,111	127,095	552,726
Redemption of subordinated bonds	(349,884)	(552,997)	(306,398)
Redemption of preferred securities	(451,458)	(12,500)	—
Purchase of Type 6 preferred stock	—	—	(210,003)
Dividends paid to shareholders of Sumitomo Mitsui Financial Group, Inc.	(169,984)	(135,203)	(141,922)
Dividends paid to non-controlling interest shareholders	(95,462)	(100,728)	(91,983)
Purchase of treasury stock and proceeds from sale of treasury stock—net	60,166	(240)	(109,128)
Transactions with non-controlling interest shareholders—net	(1,566)	(5,486)	(1,493)

Net cash and cash equivalents used in financing activities	(1,038,077)	(739,859)	(305,201)

Effect of exchange rate changes on cash and cash equivalents	654,346	624,446	(61,678)

Net increase (decrease) of cash and cash equivalents	21,476,659	3,666,166	(1,517,929)
Effect of adoption of IFRS 10 on opening balance	—	(250)	—
Cash and cash equivalents at beginning of period	10,721,586	7,055,670	8,573,599

Cash and cash equivalents at end of period	¥32,198,245	¥10,721,586	¥7,055,670

Net cash and cash equivalents provided by operating activities includes:
Interest and dividends received	¥1,854,970	¥1,811,647	¥1,787,503
Interest paid	319,504	326,672	315,311

Significant non-cash investing and financing activities:

The SMFG Group made SMBC Consumer Finance Co., Ltd. and Cedyna Financial Corporation a wholly owned subsidiary of the SMFG Group by share exchange transaction during the fiscal years ended March 31, 2013 and 2012, respectively. The details of the transactions are described in Note 24 “Shareholders’ Equity.”

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

The accompanying consolidated financial statements have been authorized for issue by the Management Committee on July 24, 2014.

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

•

liabilities and the assets recognized in consolidated statement of financial position in respect of defined benefit plans are the present value of the defined benefit obligation less the fair value of plan assets.

Functional and presentation currency

The consolidated financial statements are presented in Japanese yen, which is also SMFG’s functional currency. All financial information presented in Japanese yen has been rounded to the nearest million, except as otherwise indicated.

Critical accounting estimates and judgments

The preparation of the consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the accounting policies. Actual results may differ from these estimates. The notes to the consolidated financial statements set out areas involving a higher degree of judgment or complexity, or areas where assumptions are significant to the consolidated financial statements, such as allowance for loan losses (Notes 10, 32), fair value of financial instruments (Note 43), impairment of available-for-sale financial assets (Notes 9, 32), impairment of goodwill (Note 14), provision for interest repayment (Note 20), retirement benefits (Note 23) and deferred tax assets (Note 22).

Refer to Note 3 “Critical Accounting Estimates and Judgments” for further information.

New and Amended Accounting Standards Adopted by the SMFG Group

The SMFG Group adopted the following major new and amended accounting standards during the fiscal year ended March 31, 2014.

IFRS 10 “Consolidated Financial Statements”

On April 1, 2013, the SMFG Group adopted IFRS 10 “Consolidated Financial Statements,” which replaces the consolidation requirements of IAS 27 “Consolidated and Separate Financial Statements” (retitled as “Separate Financial Statements”) and SIC-12 “Consolidation—Special Purpose Entities.” The SMFG Group also adopted Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance (Amendments to IFRS 10, IFRS 11 and IFRS 12) (“Transition Guidance”) which provides additional transition relief that limits the requirement to provide adjusted comparative information only to the annual period immediately preceding the first annual period for which IFRS 10 is applied.

IFRS 10 contains a single consolidation model that identifies control as the basis for consolidation for all types of entities, including those that were previously considered special purpose entities under SIC-12. As a result of adopting IFRS 10, certain investment funds have been deconsolidated where the SMFG Group does not control the funds. Comparative information has been restated accordingly.

IAS 19 “Employee Benefits”

On April 1, 2013, the SMFG Group adopted amendments to IAS 19 “Employee Benefits,” which require an entity to recognize all changes in the net defined benefit liability (asset) in the period in which those changes occur. As a result of adopting revised IAS 19, actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are no longer permitted to be deferred using the corridor approach. The revised IAS 19 requires immediate recognition of defined benefit cost, disaggregation of defined benefit cost into components, and recognition of remeasurements in other comprehensive income, net of tax. In addition, the interest cost and expected return on plan assets are replaced with a net interest amount which is calculated by applying the discount rate to the net defined benefit liability (asset). The SMFG Group adopted the revised IAS 19 retrospectively and comparative information has been restated accordingly.

Disclosures—Offsetting Financial Assets and Financial Liabilities (Amendments to IFRS 7)

The amendments to IFRS 7 “Financial Instruments: Disclosures” require additional disclosures for all recognized financial instruments that are offset in the statement of financial position and those recognized financial instruments that are subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with IAS 32 “Financial Instruments: Presentation.” The SMFG Group has provided the disclosures as required by the amended IFRS 7 in Note 44 “Offsetting of Financial Assets and Liabilities.”

IFRS 12 “Disclosure of Interests in Other Entities”

IFRS 12 “Disclosure of Interests in Other Entities” provides a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 sets out the required disclosures for entities reporting under IFRS 10 and IFRS 11 “Joint Arrangements,” and replaces the disclosure requirements in IAS 28 “Investments in Associates.” It expands the disclosure requirements for subsidiaries with non-controlling interests, joint arrangements and associates that are individually material. It also requires an entity to disclose the nature of, and changes in, the risk associated with its interests in both its consolidated and unconsolidated structured entities. The SMFG Group has provided the disclosures as required by IFRS 12 and the Transition Guidance in Note 11 “Investments in Associates and Joint Ventures,” Note 47 “Principal Subsidiaries” and Note 48 “Structured Entities.”

IFRS 13 “Fair Value Measurement”

IFRS 13 “Fair Value Measurement” defines fair value, sets out a single IFRS framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when other IFRSs require or permit fair value measurements. It does not introduce any new requirements to measure an asset or a liability at fair value, change what is measured at fair value in IFRSs or address how to present changes in fair value. IFRS 13 provides clear and consistent guidance for measuring fair value and addressing valuation uncertainty in markets that are no longer active. It also increases the transparency of fair value measurements by requiring detailed disclosures about fair values derived by using valuation techniques. The adoption of IFRS 13 did not have a material impact on the SMFG Group’s consolidated financial statements. The SMFG Group has provided the disclosures as required by IFRS 13 in Note 43 “Fair Value of Financial Assets and Liabilities.”

Effect of Adoption of New and Amended Accounting Standards

The following tables show the effect of the adoption of IFRS 10 and revised IAS 19 on the SMFG Group’s consolidated financial statements.

	At March 31, 2013			At April 1, 2012
	Effect of adoption of IFRS 10	Effect of adoption of revised IAS 19	Total	Effect of adoption of IFRS 10	Effect of adoption of revised IAS 19	Total
	(In millions)
Effect on consolidated statement of financial position
Assets:
Cash and deposits with banks	¥(87)	¥—	¥(87)	¥(250)	¥—	¥(250)
Call loans and bills bought	(39,574)	—	(39,574)	(3,902)	—	(3,902)
Reverse repurchase agreements and cash collateral on securities borrowed	(3,431)	—	(3,431)	(8,262)	—	(8,262)
Trading assets	(615,465)	—	(615,465)	(65,653)	—	(65,653)
Derivative financial instruments	(3,757)	—	(3,757)	(246)	—	(246)
Investment securities	524,062	—	524,062	73,767	—	73,767
Other assets	(4,305)	(209,895)	(214,200)	(2,474)	(177,956)	(180,430)
Deferred tax assets	—	99,339	99,339	—	111,105	111,105

Total assets	¥(142,557)	¥(110,556)	¥(253,113)	¥(7,020)	¥(66,851)	¥(73,871)

Liabilities:
Trading liabilities	¥(19)	¥—	¥(19)	¥(4)	¥—	¥(4)
Derivative financial instruments	(635)	—	(635)	(506)	—	(506)
Debt securities in issue	(135,243)	—	(135,243)	(6,399)	—	(6,399)
Other liabilities	(6,660)	69,376	62,716	(111)	128,393	128,282

Total liabilities	¥(142,557)	¥69,376	¥(73,181)	¥(7,020)	¥128,393	¥121,373

Equity:
Retained earnings	¥(39,580)	¥(38,403)	¥(77,983)	¥(5,545)	¥(35,332)	¥(40,877)
Other reserves	39,580	(138,013)	(98,433)	5,545	(156,804)	(151,259)
Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.	—	(176,416)	(176,416)	—	(192,136)	(192,136)
Non-controlling interests	—	(3,516)	(3,516)	—	(3,108)	(3,108)

Total equity	¥—	¥(179,932)	¥(179,932)	¥—	¥(195,244)	¥(195,244)

	For the fiscal year ended March 31,
	2013			2012
	Effect of adoption of IFRS 10	Effect of adoption of revised IAS 19	Total	Effect of adoption of revised IAS 19
	(In millions, except per share data)
Effect on consolidated income statement
Net interest income	¥17,950	¥—	¥17,950	¥—
Net fee and commission income	45	—	45	—
Net trading income	(74,448)	—	(74,448)	—
Net investment income	6,437	—	6,437	—
Other income	(1)	—	(1)	—

Total operating income	(50,017)	—	(50,017)	—

Impairment charges (reversals) on financial assets	2,902	—	2,902	—

Net operating income	(52,919)	—	(52,919)	—

General and administrative expenses	(34)	4,009	3,975	7,769
Other expenses	(60)	—	(60)	—

Operating expenses	(94)	4,009	3,915	7,769

Profit before tax	(52,825)	(4,009)	(56,834)	(7,769)
Income tax expense	(18,790)	(848)	(19,638)	(751)

Net profit	¥(34,035)	¥(3,161)	¥(37,196)	¥(7,018)

Profit attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥(34,035)	¥(3,072)	¥(37,107)	¥(7,110)
Non-controlling interests	—	(89)	(89)	92
Earnings per share:
Basic	¥(25.14)	¥(2.27)	¥(27.41)	¥(5.13)
Diluted	(25.13)	(2.32)	(27.45)	(5.14)

	For the fiscal year ended March 31,
	2013			2012
	Effect of adoption of IFRS 10	Effect of adoption of revised IAS 19	Total	Effect of adoption of revised IAS 19
	(In millions)
Effect on consolidated statement of comprehensive income
Net profit	¥(34,035)	¥(3,161)	¥(37,196)	¥(7,018)
Other comprehensive income:
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans:
Gains (losses) arising during the period, before tax	—	31,086	31,086	(89,180)
Income tax relating to items that will not be reclassified	—	(12,613)	(12,613)	25,274

Total items that will not be reclassified to profit or loss, net of tax	—	18,473	18,473	(63,906)

Items that may be reclassified subsequently to profit or loss:
Available-for-sale financial assets:
Gains (losses) arising during the period, before tax	53,264	—	53,264	—
Reclassification adjustments for (gains) losses included in net profit, before tax	4,745	—	4,745	—
Exchange differences on translating foreign operations:
Gains (losses) arising during the period, before tax	(5,183)	—	(5,183)	—
Income tax relating to items that may be reclassified	(18,791)	—	(18,791)	—

Total items that may be reclassified subsequently to profit or loss, net of tax	34,035	—	34,035	—

Other comprehensive income, net of tax	34,035	18,473	52,508	(63,906)

Total comprehensive income	¥—	¥15,312	¥15,312	¥(70,924)

Total comprehensive income attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥—	¥15,715	¥15,715	¥(69,126)
Non-controlling interests	—	(403)	(403)	(1,798)

For the fiscal year ended March 31, 2014, the SMFG Group also adopted a number of other new and amended accounting standards that have become effective; however, they have not resulted in any material impact on the SMFG Group’s consolidated financial statements.

Consolidation

Subsidiaries

Subsidiaries are all entities controlled by the SMFG Group. The SMFG Group controls an entity when it is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The SMFG Group considers all facts and circumstances whether it controls an entity.

Where the relevant activities are directed through voting or similar rights, the SMFG Group considers that it controls an entity if it has the existing rights that give it the current ability to direct the operating and financing policies of the entity, in general by having a shareholding of more than 50% of the voting rights. The existence and effect of potential voting rights that are deemed to be substantive are taken into account when assessing whether the SMFG Group controls another entity.

Where the voting rights are not the dominant factor in deciding who controls the entity, the assessment of control is more complex and requires greater use of judgment. The SMFG Group assesses whether it controls an entity considering all facts and circumstances, such as the purpose and design of the entity, the relevant activities and how to make decisions about those activities.

The SMFG Group also determines whether it is acting as an agent or a principal in assessing whether it has control of another entity. An agent is a party primarily engaged to act on behalf and for the benefit of another party or parties and therefore does not control the entity. To make such judgments, the SMFG Group considers the overall relationship, especially all the following factors: the scope of its decision-making authority over the entity, the rights held by other parties, the remuneration to which it is entitled in accordance with the remuneration agreement, and the decision maker’s exposure to variability of returns from other interests that it holds in the entity.

The SMFG Group reassesses whether it controls an entity if facts and circumstances indicate that there are changes to one or more of the elements of control.

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

Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or where the SMFG Group has transferred substantially all the risks and rewards of ownership at a consolidated level. The SMFG Group consolidates all subsidiaries in accordance with IFRS 10 before determining derecognition of financial assets under IAS 39 “Financial Instruments: Recognition and Measurement.”

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

Offsetting Financial Instruments

Financial assets and liabilities are offset and the net amount is reported in the consolidated statement of financial position, only if the SMFG Group currently has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis or to realize the asset and settle the liability simultaneously. In all other situations, they are presented on a gross basis.

Fair Value Measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining the fair value, the SMFG Group gives the highest priority to a quoted price in an active market for identical assets or liabilities. A market is regarded as active if transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis. If there is no active market for the asset or liability, the SMFG Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure the fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. In cases where the SMFG Group manages a group of financial assets and financial liabilities on the basis of its net credit exposure, the fair value of the group of financial assets and financial liabilities is measured on the basis of the price that would be received to sell a net long position (i.e., an asset) or paid to transfer a net short position (i.e., a liability) for the credit risk exposure provided that certain criteria set forth in IFRS 13 are met. Details of fair value measurement are described in Note 43 “Fair Value of Financial Assets and Liabilities.”

Recognition of Deferred Day One Profit and Loss

The best evidence of the fair value of a financial instrument at initial recognition is normally the transaction price (i.e., the fair value of the consideration given or received). However, if the fair value at initial recognition is not evidenced by a quoted price in an active market for an identical asset or liability nor based on a valuation technique that uses only data from observable markets, the difference between the fair value at initial recognition and the transaction price, commonly referred to as “day one profit and loss,” is not recognized as a gain or loss but adjusted to be deferred. The SMFG Group did not have any significant deferred day one profit and loss for the fiscal years ended March 31, 2014 and 2013.

Repurchase and Reverse Repurchase Agreements, and Securities Borrowing and Lending Agreements

In the ordinary course of business, the SMFG Group lends or sells securities under agreements to repurchase them at a predetermined price on a future date (“repos”). Since substantially all the risks and rewards are retained by the SMFG Group, the securities remain on the consolidated statement of financial position and a liability is recorded in respect of the consideration received. On the other hand, the SMFG Group borrows or purchases securities under agreements to resell them at a predetermined price on a future date (“reverse repos”). Since the SMFG Group does not retain the risks and rewards of ownership, these transactions are treated as collateralized loans and the securities are not included in the consolidated statement of financial position.

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

For the fiscal years ended March 31, 2014 and 2013, there were no transactions pursuant to repurchase agreements, securities lending transactions or other transactions involving the transfer of financial assets with an obligation to repurchase such transferred assets that were treated as sales and hence derecognized for accounting purposes.

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

Land is not depreciated. Depreciation of other assets is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives, as follows:

•	Buildings: 7–50 years;

•	Leased assets: the shorter of the lease term and the estimated useful life, which is principally 5–20 years; and

•	Assets for rent (including assets for aircraft leasing business) and others: 2–40 years.

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

As lessor

When the SMFG Group acts as a lessor in an operating lease, the assets for rent are included in “Property, plant and equipment” in the consolidated statement of financial position and are depreciated over their expected useful lives on a basis consistent with similar assets in property, plant and equipment. Income from operating leases (net of any incentives given to the lessee) is recognized on a straight-line basis over the lease term. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased assets and recognized as an expense on a straight-line basis over the lease term.

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

Sale and leaseback

For sale and leaseback transactions leading to an operating lease, and the transaction took place at fair value, any profit or loss is recognized immediately. If the sale price is at or below fair value, any profit or loss is recognized immediately. However, if the loss is compensated for by future rentals at a below market price, the loss is deferred and amortized over the period that the asset is expected to be used. If the sale price is above fair value, any profit is deferred and amortized over the useful life of the asset. If the fair value of the asset is less than the carrying value of the asset at the date of transaction, that difference is recognized immediately as a loss on the sale.

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

Defined benefit plans

The liabilities and the assets recognized in the consolidated statement of financial position in respect of defined benefit plans are the present value of the defined benefit obligation less the fair value of plan assets.

The present value of the defined benefit obligation is calculated annually by qualified actuaries. In calculating the present value of the defined benefit obligations, the related current service cost, and past service cost, the SMFG Group attributes the retirement benefits to years of service under the benefit formula. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using market yields of AA credit-rated corporate bonds that have terms to maturity approximating those of the related obligations. In cases where there is no deep market in corporate bonds with a sufficiently long maturity to match the estimated maturity of the benefit payments, the SMFG Group uses current market rates of the appropriate term to discount shorter term payments and estimates the discount rates for longer maturities by extrapolating current market rates along the yield curve.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions in the year, and return on plan assets excluding interest income are recognized in other comprehensive income and are never reclassified to profit or loss.

Past service costs are recognized immediately in the consolidated income statement.

When the calculations above result in a benefit to the SMFG Group, the recognized asset is limited to the present value of any economic benefits available in the form of any refunds from the plan or reductions in future contributions to the plan. An economic benefit is available to the SMFG Group if it is realizable during the life of the plan or on settlement of the plan obligations.

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

Dividends on common stock and preferred stock

Dividends on common stock and preferred stock are recognized in equity in the period in which they are approved by the shareholders. Dividends for the fiscal year that are declared after the reporting period are described in Note 40 “Dividends Per Share.”

Treasury stock

Where SMFG or any other member of the Group companies purchase SMFG’s common or preferred stock, the consideration paid is deducted from equity as treasury stock until they are cancelled or sold. No gain or loss is recognized on the purchase, sale, or cancellation of SMFG’s own equity instruments and the consideration paid or received is recognized in equity.

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

Recent Accounting Pronouncements

The SMFG Group is currently assessing the impact of the following standards, amendments to standards, and interpretations that are not yet effective and have not been early adopted:

Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32)

In December 2011, the IASB issued amendments to IAS 32 to clarify the requirements for offsetting financial assets and financial liabilities. The amendments clarify the meaning of an entity’s current legally enforceable right of set-off; that is, the right of set-off must not be contingent on a future event and must be legally enforceable for the entity and all counterparties in the normal course of business, in the event of default and in the event of insolvency or bankruptcy. The amendments also clarify that some gross settlement systems may be considered equivalent to net settlement. The amendments are effective for annual periods beginning on or after January 1, 2014 and are not expected to have a material impact on the SMFG Group’s consolidated financial statements.

Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27)

In October 2012, the IASB issued amendments to IFRS 10, IFRS 12 and IAS 27 to provide an exception to the consolidation requirement for entities that meet the definition of an investment entity. The amendments define an investment entity and require a parent that is an investment entity to measure its investments in particular subsidiaries at fair value through profit or loss instead of consolidating those subsidiaries. The amendments also introduce new disclosure requirements related to investment entities in IFRS 12 and IAS 27. The amendments are effective for annual periods beginning on or after January 1, 2014 and are not expected to have a material impact on the SMFG Group’s consolidated financial statements.

IFRIC Interpretation 21 “Levies”

In May 2013, the IASB issued IFRIC Interpretation 21 “Levies,” which provides guidance on when an entity should recognize liabilities to pay levies imposed by governments, other than income taxes, in its financial statements. IFRIC 21 is an interpretation of IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” which sets out criteria for the recognition of a liability. This interpretation clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. The interpretation is effective for annual periods beginning on or after January 1, 2014 and is not expected to have a material impact on the SMFG Group’s consolidated financial statements.

Novation of Derivatives and Continuation of Hedge Accounting (Amendments to IAS 39)

In June 2013, the IASB issued narrow-scope amendments to IAS 39 to allow an entity to continue hedge accounting where a derivative, which has been designated as a hedging instrument, is novated to effect clearing with a central counterparty as a result of laws or regulations, provided certain criteria are met. The amendments are effective for annual periods beginning on or after January 1, 2014 and are not expected to have a material impact on the SMFG Group’s consolidated financial statements.

Defined Benefit Plan: Employee Contributions (Amendments to IAS 19)

In November 2013, the IASB issued narrow-scope amendments to IAS 19, which applies to contributions from employees or third parties to defined benefit plans. The amendments permit an entity to recognize the amount of the contributions as a reduction in the service cost in the period in which the related service is rendered if the amounts of such contributions are independent of the number of years of service. The amendments are effective for annual periods beginning on or after July 1, 2014 and are not expected to have a material impact on the SMFG Group’s consolidated financial statements.

Annual Improvements to IFRSs 2010-2012 Cycle / Annual Improvements to IFRSs 2011-2013 Cycle

In December 2013, the IASB issued Annual Improvements to IFRSs 2010-2012 Cycle and Annual Improvements to IFRSs 2011-2013 Cycle, which are collections of amendments to seven and four IFRSs, respectively. The IASB uses the annual improvements process to make necessary, but non-urgent, amendments to IFRSs that will not be included as part of any other project. The amendments are generally effective for annual periods beginning on or after July 1, 2014. The SMFG Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.

Accounting for Acquisitions of Interests in Joint Operations (Amendments to IFRS 11)

In May 2014, the IASB published amendments to IFRS 11, which provides new guidance on how to account for the acquisition of an interest in a joint operation that constitutes a business. The amendments require the acquirer in such acquisitions to apply all of the principles on business combinations accounting in IFRS 3 “Business Combinations” and other IFRSs except for those principles that conflict with the guidance in IFRS 11. The amendments are effective for annual periods beginning on or after January 1, 2016. The SMFG Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.

Clarification of Acceptable Methods of Depreciation and Amortisation (Amendments to IAS 16 and IAS 38)

In May 2014, the IASB published amendments to IAS 16 “Property, Plant and Equipment” and IAS 38 “Intangible Assets” to clarify that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. The amendments are effective for annual periods beginning on or after January 1, 2016. The SMFG Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.

Agriculture: Bearer Plants (Amendments to IAS 16 and IAS 41)

In June 2014, the IASB published amendments to IAS 16 and IAS 41 “Agriculture” to change the financial reporting for bearer plants, such as grape vines, rubber trees and oil palms. The amendments require bearer plants to be accounted for in the same way as property, plant and equipment, and include them within the scope of IAS 16 instead of IAS 41. The amendments are effective for annual periods beginning on or after January 1, 2016. The SMFG Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.

IFRS 15 “Revenue from Contracts with Customers”

In May 2014, the IASB published IFRS 15 “Revenue from Contracts with Customers” to establish principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contract with customers. The core principle of IFRS 15 is to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration (that is, payment) to which the entity expects to be entitled in exchange for those goods or services. IFRS 15 also requires enhanced disclosures about revenue, provides guidance for transactions that were not previously addressed comprehensively and improves guidance for multiple-element arrangements. The standard is effective for annual periods beginning on or after January 1, 2017. The SMFG Group is currently evaluating the potential impact that the adoption of the standard will have on its consolidated financial statements.

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

In November 2013, the IASB issued IFRS 9 Financial Instruments (Hedge Accounting and amendments to IFRS 9, IFRS 7 and IAS 39), which introduced a new hedge accounting model, together with corresponding disclosures about risk management activity for those applying hedge accounting. The hedge accounting requirements in IFRS 9 align hedge accounting more closely with risk management and establish a more principle-based approach to hedge accounting.

The mandatory effective date of applying IFRS 9 was January 1, 2013 when it was originally issued, however, in December 2011, the IASB issued Mandatory Effective Date and Transition Disclosures (Amendments to IFRS 9 and IFRS 7), which defers the mandatory effective date to annual periods beginning on or after January 1, 2015 and modified the relief from restating comparative periods and the associated disclosures in IFRS 7. Furthermore, in November 2013, the IASB decided to remove the mandatory effective date of IFRS 9 because the impairment phase of the IFRS 9 project had not yet been completed. The mandatory effective date will be determined when the outstanding phases are finalized. The SMFG Group is currently evaluating the potential impact that the adoption of the standard will have on its consolidated financial statements.

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

Management estimates and judgments may change from time to time as the economic environment changes or new information becomes available. Changes in these estimates and judgments will result in a different allowance for loan losses and may have a direct impact on impairment charges. For the fiscal year ended March 31, 2014, previously recognized impairment charges on loans and advances amounting to ¥25,806 million were reversed, whereas impairment charges on loans and advances amounting to ¥138,375 million and ¥144,022 million were recognized for the fiscal years ended March 31, 2013 and 2012, respectively. For additional information, refer to Note 10 “Loans and Advances” and Note 32 “Impairment Charges on Financial Assets.”

Fair Value of Financial Instruments

The fair values of financial instruments where no active market exists or where quoted prices are not otherwise available are determined by using valuation techniques. In these cases, inputs to valuation techniques are based on observable data with respect to similar financial instruments or by using models. Where observable inputs are not available, the fair value is estimated based on appropriate assumptions that a market participant would take into account. Where valuation techniques (for example, models) are used to determine fair values, they are validated and periodically reviewed. The SMFG Group certifies significant valuation models before they are used, and calibrates them to ensure that outputs reflect actual data and comparative market prices. To the extent practical, models use only observable data; however, inputs such as credit risk (both own and counterparty), volatilities and correlations require management to make estimates. Changes in assumptions about these factors could affect the fair values of these financial instruments. More details about the SMFG Group’s valuation techniques, significant unobservable inputs used in determining fair values and sensitivity analyses are given in Note 43 “Fair Value of Financial Assets and Liabilities.”

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

Management estimates and judgments may change from time to time based upon future events that may or may not occur and changes in these estimates and judgments could adversely affect the carrying amounts of available-for-sale financial assets. Impairment charges on available-for-sale financial assets totaled ¥11,531 million, ¥131,770 million and ¥140,288 million for the fiscal years ended March 31, 2014, 2013 and 2012, respectively. For additional information, refer to Note 9 “Investment Securities” and Note 32 “Impairment Charges on Financial Assets.”

Impairment of Goodwill

Goodwill is tested for impairment on an annual basis or more frequently if events or changes in circumstances indicate that it may not be recoverable. If any such indication exists, then its recoverable amount is estimated. The process to determine the recoverable amount is inherently uncertain because such recoverable amount is determined based on a number of management estimates and judgments. The SMFG Group determines the recoverable amount using the estimated future cash flows, pre-tax discount rates, growth rates, and other factors. The estimation of future cash flows inherently reflects management judgments, even though such forecasts are prepared taking into account actual performance and external economic data. The pre-tax discount rates and growth rates may be significantly affected by market interest rates or other market conditions, which are beyond management’s control, and therefore significant management judgments are made to determine these assumptions. These management judgments are made based on the facts and circumstances at the time of the impairment test, and may vary depending on the situation and the time. Changes in management judgments may result in different impairment test results and different impairment amounts recognized. For the fiscal years ended March 31, 2014, 2013 and 2012, impairment losses on goodwill were nil, nil and ¥1,884 million, respectively. For additional information, refer to Note 14 “Intangible Assets.”

Provision for Interest Repayment

Provision for interest repayment represents management’s estimate of future claims for the refund of so-called “gray zone interest” (interest on loans in excess of the maximum rate prescribed by the Interest Rate Restriction Act (ranging from 15% to 20%) up to the 29.2% maximum rate permitted under the Act Regulating the Receipt of Contributions, Receipt of Deposits and Interest Rates), taking into account historical experience such as the number of customer claims for a refund, the amount of repayments and the characteristics of customers, and the length of the period during which claims are expected to be received in the future.

Management estimates and judgments may change from time to time as the legal environment and market conditions change or new information becomes available. Changes in these estimates and judgments could affect the balance of provision for interest repayment. Provision for interest repayment is recorded in provisions as a liability, and it totaled ¥189,993 million and ¥245,129 million at March 31, 2014 and 2013, respectively. For additional information, refer to Note 20 “Provisions.”

Retirement Benefits

The SMFG Group has defined benefit plans such as defined benefit pension plans and lump-sum severance indemnity plans. The present value of the defined benefit obligation is calculated based on actuarial valuations that are dependent upon a number of assumptions, including discount rates, mortality rates and future salary (benefit) increases. The discount rates are equivalent to market yields of AA credit-rated corporate bonds that have terms to maturity approximating those of the related obligations. Future mortality rates are based on the official mortality table generally used for actuarial assumptions in Japan. Other assumptions used for the calculation of the defined benefit obligation are based on historical records. Due to the long-term nature of these plans, such estimates are subject to significant uncertainty. Any change in these assumptions will impact actuarial gains and losses, as well as the present value of the defined benefit obligations and the net retirement benefit expense for each period. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions in the year, and return on plan assets excluding interest income are recognized in other comprehensive income and are never reclassified to profit or loss.

The difference between the fair value of the plan assets and the present value of the defined benefit obligation at the end of the reporting period is recognized as assets and liabilities in the consolidated statement of financial position. When this calculation for each plan results in a benefit to the SMFG Group, the recognized asset is limited to the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan. An economic benefit is available to the SMFG Group, if it is realizable during the life of the plan or on settlement of the plan obligation. The net total of assets and liabilities in the consolidated statement of financial position amounted to net assets of ¥122,118 million at March 31, 2014, and net liabilities of ¥122,447 million at March 31, 2013, respectively. For additional information, refer to Note 23 “Retirement Benefits.”

Deferred Tax Assets

Deferred tax assets relating to tax losses carried forward and deductible temporary differences are recognized, only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the deductible temporary differences can be utilized. This assessment requires significant management estimates and judgments. Future taxable profit is estimated based on, among other relevant factors, forecasted results of operations, which are based on historical financial performance and the business plans that management believes to be prudent and feasible. While the SMFG Group carefully assesses the realization of tax losses carried forward and deductible temporary differences, the actual taxable profit in the future may be less than the forecast. The net total of deferred tax assets and liabilities in the consolidated statement of financial position amounted to net liabilities of ¥3,624 million at March 31, 2014 and net assets of ¥373,766 million at March 31, 2013, respectively. For additional information, refer to Note 22 “Deferred Income Tax.”

4	SEGMENT ANALYSIS

Business Segments

The SMFG Group’s business segment information is prepared based on the internal reporting system utilized by management to assess the performance of its business segments.

The SMFG Group has four main business segments: Commercial Banking, Leasing, Securities, and Consumer Finance, with the remaining operations recorded in Others. The business segment information covers SMBC, which accounts for the major portion of the SMFG Group’s total assets and revenue, in Commercial Banking, Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”) in Leasing, SMBC Nikko Securities Inc. (“SMBC Nikko Securities”) and SMBC Friend Securities Co., Ltd. (“SMBC Friend Securities”) in Securities, and Sumitomo Mitsui Card Company, Limited (“Sumitomo Mitsui Card”), Cedyna Financial Corporation (“Cedyna”) and SMBC Consumer Finance Co., Ltd. (“SMBC Consumer Finance”) in Consumer Finance.

Commercial Banking

SMBC represents the majority of the Commercial Banking segment, and the remainder includes domestic banking subsidiaries, such as Kansai Urban Banking Corporation (“KUBC”), THE MINATO BANK, LTD. (“The Minato Bank”), The Japan Net Bank, Limited and SMBC Trust Bank Ltd. (“SMBC Trust Bank”), as well as foreign subsidiaries, such as Sumitomo Mitsui Banking Corporation Europe Limited (“SMBC Europe”), Sumitomo Mitsui Banking Corporation (China) Limited (“SMBC (China)”) and Manufacturers Bank. Since SMBC has a significant impact on the overall performance of the SMFG Group, its performance is reported to management in more detail by dividing it into five business units by customer market: the Consumer Banking Unit, the Middle Market Banking Unit, the Corporate Banking Unit, the International Banking Unit and the Treasury Unit. In addition to the five business units, SMBC also has several cross-sectional units and divisions. The revenues and expenses of these units and divisions are generally allocated to each business unit.

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

Leasing

Leasing mainly consists of SMFL, SMBC Leasing and Finance, Inc., a U.S. subsidiary, and Sumitomo Mitsui Auto Service Company Limited, an associate of the SMFG Group. SMFL is one of the major leasing companies in Japan and provides a variety of leasing services such as equipment leases, operating leases, leveraged leases and aircraft operating leases. The aircraft leasing business commenced in June 2012 as SMBC Aviation Capital is included in SMFL.

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

Consumer Finance

Consumer Finance mainly consists of Sumitomo Mitsui Card, Cedyna and SMBC Consumer Finance. Sumitomo Mitsui Card is a leading company in the domestic credit card industry, having introduced the Visa brand into the Japanese market. Sumitomo Mitsui Card conducts a comprehensive credit card business and offers a variety of settlement and financing services. Cedyna conducts credit card, installment (such as shopping credit and automobile loan), and solution (such as collection and factoring) businesses. SMBC Consumer Finance, which became the SMFG Group’s subsidiary in December 2011 and its wholly owned subsidiary on April 1, 2012, provides consumer loans that consist mainly of unsecured loans to individuals, and engages in other business including a loan guarantee business. It changed its company name from Promise Co., Ltd. (“Promise”) in July 2012.

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

Segmental Results of Operation

For the fiscal year ended March 31, 2014:

	Commercial Banking
	SMBC							Others(3)	Total
	Consumer Banking Unit	Middle Market Banking Unit	Corporate Banking Unit	International Banking Unit	Treasury Unit	Others	SMBC Total
	(In billions)
Gross profit	¥339.0	¥399.3	¥225.6	¥296.0	¥325.5	¥(27.3)	¥1,558.1	¥248.3	¥1,806.4
Net interest income	281.8	221.0	141.9	174.6	225.2	20.4	1,064.9	171.2	1,236.1
Net non-interest income	57.2	178.3	83.7	121.4	100.3	(47.7)	493.2	77.1	570.3
General and administrative expenses	(284.7)	(219.1)	(40.3)	(89.3)	(23.0)	(89.3)	(745.7)	(155.6)	(901.3)
Other profit (loss)(1)	—	—	—	—	—	—	—	13.9	13.9

Consolidated net business profit(2)(5)	¥54.3	¥180.2	¥185.3	¥206.7	¥302.5	¥(116.6)	¥812.4	¥106.6	¥919.0

	Leasing		Securities			Consumer Finance				Others	Total
	SMFL	Total(4)	SMBC Nikko Securities	SMBC Friend Securities	Total(4)	Sumitomo Mitsui Card	Cedyna	SMBC Consumer Finance	Total(4)
	(In billions)
Gross profit	¥127.9	¥137.3	¥319.7	¥58.2	¥397.8	¥189.9	¥154.6	¥181.8	¥550.0	¥18.0	¥2,909.5
Net interest income	29.1	35.3	1.4	1.4	2.7	13.9	27.2	124.4	166.5	53.2	1,493.8
Net non-interest income	98.8	102.0	318.3	56.8	395.1	176.0	127.4	57.4	383.5	(35.2)	1,415.7
General and administrative expenses	(54.8)	(54.7)	(221.8)	(42.4)	(278.6)	(139.6)	(116.5)	(75.5)	(346.2)	71.5	(1,509.3)
Other profit (loss)(1)	4.2	8.3	(0.7)	(0.5)	(0.7)	(6.6)	(26.8)	(79.8)	(107.7)	(71.6)	(157.8)

Consolidated net business profit(2)(5)	¥77.3	¥90.9	¥97.2	¥15.3	¥118.5	¥43.7	¥11.3	¥26.5	¥96.1	¥17.9	¥1,242.4

For the fiscal year ended March 31, 2013:

	Commercial Banking
	SMBC							Others(3)	Total
	Consumer Banking Unit	Middle Market Banking Unit	Corporate Banking Unit	International Banking Unit	Treasury Unit	Others	SMBC Total
	(In billions)
Gross profit	¥374.9	¥412.2	¥208.0	¥240.5	¥295.3	¥9.2	¥1,540.1	¥258.5	¥1,798.6
Net interest income	307.7	236.2	128.2	142.0	125.5	31.6	971.2	156.0	1,127.2
Net non-interest income	67.2	176.0	79.8	98.5	169.8	(22.4)	568.9	102.5	671.4
General and administrative expenses	(284.4)	(216.7)	(39.6)	(72.9)	(21.0)	(93.1)	(727.7)	(149.2)	(876.9)
Other profit (loss)(1)	—	—	—	—	—	—	—	(30.4)	(30.4)

Consolidated net business profit(2)(5)	¥90.5	¥195.5	¥168.4	¥167.6	¥274.3	¥(83.9)	¥812.4	¥78.9	¥891.3

	Leasing		Securities			Consumer Finance				Others	Total
	SMFL	Total(4)	SMBC Nikko Securities	SMBC Friend Securities	Total(4)	Sumitomo Mitsui Card	Cedyna	SMBC Consumer Finance	Total(4)
	(In billions)
Gross profit	¥114.8	¥120.4	¥268.9	¥59.4	¥341.5	¥183.1	¥153.5	¥165.8	¥526.5	¥15.4	¥2,802.4
Net interest income	40.8	46.2	(0.7)	0.4	—	15.5	29.4	117.7	164.0	61.5	1,398.9
Net non-interest income	74.0	74.2	269.6	59.0	341.5	167.6	124.1	48.1	362.5	(46.1)	1,403.5
General and administrative expenses	(51.7)	(50.8)	(194.9)	(41.4)	(247.3)	(132.6)	(118.2)	(66.2)	(331.2)	61.7	(1,444.5)
Other profit (loss)(1)	(4.1)	(0.3)	(0.6)	—	(2.0)	(5.7)	(21.6)	(47.7)	(73.1)	(85.9)	(191.7)

Consolidated net business profit(2)(5)	¥59.0	¥69.3	¥73.4	¥18.0	¥92.2	¥44.8	¥13.7	¥51.9	¥122.2	¥(8.8)	¥1,166.2

For the fiscal year ended March 31, 2012:

	Commercial Banking
	SMBC							Others(3)	Total
	Consumer Banking Unit	Middle Market Banking Unit	Corporate Banking Unit	International Banking Unit	Treasury Unit	Others	SMBC Total
	(In billions)
Gross profit	¥383.7	¥422.9	¥212.6	¥197.4	¥319.3	¥(3.4)	¥1,532.5	¥231.4	¥1,763.9
Net interest income	326.9	256.8	136.6	111.6	123.1	1.9	956.9	156.6	1,113.5
Net non-interest income	56.8	166.1	76.0	85.8	196.2	(5.3)	575.6	74.8	650.4
General and administrative expenses	(289.5)	(222.8)	(38.2)	(64.9)	(19.2)	(84.9)	(719.5)	(131.8)	(851.3)
Other profit (loss)(1)	—	—	—	—	—	—	—	(20.5)	(20.5)

Consolidated net business profit(2)(5)	¥94.2	¥200.1	¥174.4	¥132.5	¥300.1	¥(88.3)	¥813.0	¥79.1	¥892.1

	Leasing		Securities			Consumer Finance			Others	Total
	SMFL	Total(4)	SMBC Nikko Securities	SMBC Friend Securities	Total(4)	Sumitomo Mitsui Card	Cedyna	Total(4)
	(In billions)
Gross profit	¥99.1	¥102.1	¥222.1	¥48.0	¥277.9	¥179.3	¥160.1	¥436.2	¥30.0	¥2,610.1
Net interest income	58.8	62.3	(1.7)	0.5	(0.7)	18.5	36.4	111.6	62.8	1,349.5
Net non-interest income	40.3	39.8	223.8	47.5	278.6	160.8	123.7	324.6	(32.8)	1,260.6
General and administrative expenses	(43.2)	(42.6)	(180.1)	(39.1)	(224.5)	(126.6)	(120.5)	(291.9)	35.7	(1,374.6)
Other profit (loss)(1)	7.0	8.3	(1.7)	—	(2.6)	(9.6)	(67.3)	(134.6)	(72.2)	(221.6)

Consolidated net business profit(2)(5)	¥62.9	¥67.8	¥40.3	¥8.9	¥50.8	¥43.1	¥(27.7)	¥9.7	¥(6.5)	¥1,013.9

(1)	Other profit (loss) includes non-operating profits and losses of subsidiaries other than SMBC and ordinary profit or loss of equity-method associates taking into account the ownership ratio. For the fiscal year ended March 31, 2012, equity-method associates included Promise, a consumer lending company, which became the SMFG Group’s subsidiary in December 2011 and changed its company name to SMBC Consumer Finance in July 2012.
(2)	The Group’s consolidated net business profit = SMBC’s business profit on a nonconsolidated basis, excluding the effect of the reversal of reserve for possible loan losses + SMFG’s non-consolidated ordinary profit + ordinary profit of other subsidiaries (with adjustment for nonrecurring factors) + (ordinary profit of equity-method associates * ownership ratio) – internal transactions (such as dividends) under Japanese GAAP.
Consolidated net business profit of SMBC Nikko Securities, SMBC Friend Securities, Sumitomo Mitsui Card and Cedyna represent the ordinary profit (loss) of each company on a nonconsolidated basis and consolidated net business profit of SMFL and SMBC Consumer Finance represent the ordinary profit (loss) of each company on a consolidated basis. Ordinary profit (loss) comprises profits and losses from ordinary activities which exclude extraordinary items.
(3)	Others in Commercial Banking consist of SMFG’s banking subsidiaries except SMBC, such as SMBC Europe, SMBC (China), KUBC and The Minato Bank.
(4)	Total under each business segment, except Commercial Banking, includes the aggregation of the results from the operating units that were not separately identified.
(5)	The SMFG Group’s total credit cost (reversal) for the fiscal years ended March 31, 2014, 2013 and 2012 were ¥(49.1) billion, ¥173.1 billion and ¥116.8 billion, respectively, of which ¥(116.5) billion, ¥63.7 billion and ¥78.1 billion were for Commercial Banking, ¥(0.9) billion, ¥5.3 billion and ¥(4.0) billion were for Leasing, nil, ¥0.3 billion and ¥1.2 billion were for Securities and ¥66.8 billion, ¥69.3 billion and ¥46.2 billion were for Consumer Finance. Credit costs, including gains on recoveries of written-off claims, of SMBC are not included in consolidated net business profit, but in “Loans and advances” in the reconciliation table in the section “Reconciliation of Segmental Results of Operation to Consolidated Income Statement.”

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

For the fiscal year ended March 31, 2014:

	Reconciliation between Consolidated net business profit and Profit before tax
	Differences between Management reporting and Japanese GAAP	Differences between IFRS and Japanese GAAP	Total
	(In billions)
Consolidated net business profit	¥1,242.4		¥1,242.4

Scope of consolidation	80.7	¥(10.8)	69.9
Derivative financial instruments	—	(70.8)	(70.8)
Investment securities	77.7	6.2	83.9
Loans and advances	124.2	(36.7)	87.5
Investments in associates and joint ventures	(15.1)	4.9	(10.2)
Property, plant and equipment	(12.0)	3.1	(8.9)
Defined benefit plans	(34.0)	19.8	(14.2)
Foreign currency translation	—	(45.9)	(45.9)
Lease accounting	—	(3.1)	(3.1)
Others	(41.2)	16.8	(24.4)

Profit before tax under Japanese GAAP	¥1,422.7

Total differences between IFRS and Japanese GAAP		¥(116.5)

Profit before tax under IFRS			¥1,306.2

For the fiscal year ended March 31, 2013:

	Reconciliation between Consolidated net business profit and Profit before tax
	Differences between Management reporting and Japanese GAAP	Differences between IFRS and Japanese GAAP	Total
	(In billions)
Consolidated net business profit	¥1,166.2		¥1,166.2

Scope of consolidation	90.6	¥(5.7)	84.9
Derivative financial instruments	—	(53.3)	(53.3)
Investment securities	(35.7)	(123.7)	(159.4)
Loans and advances	(49.6)	44.2	(5.4)
Investments in associates and joint ventures	(14.4)	22.4	8.0
Property, plant and equipment	(9.8)	0.4	(9.4)
Defined benefit plans	(24.0)	15.4	(8.6)
Foreign currency translation	—	(56.9)	(56.9)
Lease accounting	—	(7.7)	(7.7)
Others	(59.2)	9.5	(49.7)

Profit before tax under Japanese GAAP	¥1,064.1

Total differences between IFRS and Japanese GAAP		¥(155.4)

Profit before tax under IFRS			¥908.7

For the fiscal year ended March 31, 2012:

	Reconciliation between Consolidated net business profit and Profit before tax
	Differences between Management reporting and Japanese GAAP	Differences between IFRS and Japanese GAAP	Total
	(In billions)
Consolidated net business profit	¥1,013.9		¥1,013.9

Scope of consolidation	86.1	¥(1.1)	85.0
Derivative financial instruments	—	(56.5)	(56.5)
Investment securities	(15.2)	(43.2)	(58.4)
Loans and advances	(56.7)	(5.1)	(61.8)
Investments in associates and joint ventures	(6.5)	23.4	16.9
Property, plant and equipment	(7.6)	6.1	(1.5)
Defined benefit plans	(32.2)	26.5	(5.7)
Foreign currency translation	—	0.6	0.6
Lease accounting	—	(5.3)	(5.3)
Others	(28.8)	13.0	(15.8)

Profit before tax under Japanese GAAP	¥953.0

Total differences between IFRS and Japanese GAAP		¥(41.6)

Profit before tax under IFRS			¥911.4

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

	For the fiscal year ended March 31,
	2014	2013	2012
	(In millions)
Domestic(1):
Japan	¥2,525,836	¥2,376,515	¥2,501,305

Total domestic	2,525,836	2,376,515	2,501,305

Foreign(1)(2):
Americas	187,435	131,830	91,472
Europe and Middle East	280,187	194,887	94,698
Asia and Oceania	230,895	191,455	147,028

Total foreign	698,517	518,172	333,198

Total operating income(3)	¥3,224,353	¥2,894,687	¥2,834,503

(1)	The geographical segmentation is determined based on the degrees of the following factors: geographic proximity, similarity of economic activities and relationship of business activities among regions.
(2)	Americas includes the United States, Brazil, Canada and others; Europe and Middle East include the United Kingdom, Germany, France and others; Asia and Oceania include China, Singapore, Australia and others except Japan.
(3)	Total operating income comprises net interest income, net fee and commission income, net trading income, net income from financial assets at fair value through profit or loss, net investment income and other income.

5	CASH AND DEPOSITS WITH BANKS

Cash and deposits with banks at March 31, 2014 and 2013 consisted of the following:

	At March 31,
	2014	2013
	(In millions)
Cash	¥1,238,416	¥1,015,395
Deposits with banks	31,970,308	10,789,391

Total cash and deposits with banks	¥33,208,724	¥11,804,786

The reconciliation of cash and cash equivalents used for the purposes of the consolidated statement of cash flows at March 31, 2014, 2013 and 2012 is shown as follows:

	At March 31,
	2014	2013	2012
	(In millions)
Cash and deposits with banks	¥33,208,724	¥11,804,786	¥8,050,562
Less: term deposits with original maturities over three months	(609,503)	(711,081)	(727,139)
Less: cash segregated as deposits and others	(400,976)	(372,119)	(267,753)

Cash and cash equivalents	¥32,198,245	¥10,721,586	¥7,055,670

Private depository institutions in Japan are required to maintain certain minimum reserve funds with the Bank of Japan, based on average deposit balances and certain other factors. There are similar reserve deposit requirements for the SMFG Group’s foreign offices engaged in banking businesses in foreign countries. At March 31, 2014, 2013 and 2012, the reserves at the central banks, including those minimum reserve funds, which were included in cash and cash equivalents, amounted to ¥25,737,152 million, ¥5,400,547 million and ¥3,960,209 million, respectively.

6	TRADING ASSETS

Trading assets at March 31, 2014 and 2013 consisted of the following:

	At March 31,
	2014	2013
	(In millions)
Debt instruments	¥3,263,085	¥3,234,977
Equity instruments	294,460	246,642

Total trading assets	¥3,557,545	¥3,481,619

Trading debt instruments mainly consist of Japanese government bonds, Japanese municipal bonds and commercial paper. Trading equity instruments mainly consist of investment funds and publicly traded Japanese stocks.

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

The tables below represent the derivative financial instruments by type and purpose of derivatives at March 31, 2014 and 2013.

	At March 31, 2014
	Trading			Risk Management(1)
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities
	(In millions)
Interest rate derivatives	¥556,364,929	¥3,321,845	¥3,351,307	¥46,375,105	¥523,564	¥510,239
Futures	60,037,460	20,280	21,092	823,040	38	13
Listed Options	27,637,310	4,257	86	—	—	—
Forwards	9,867,210	4	45	—	—	—
Swaps	429,433,691	3,224,168	3,246,043	45,493,987	522,927	509,779
OTC Options	29,389,258	73,136	84,041	58,078	599	447
Currency derivatives	78,485,136	922,695	869,140	5,371,395	54,923	188,911
Futures	70,453	32	—	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	50,921,507	479,577	535,702	333,924	1,119	—
Swaps	21,998,144	318,491	166,867	5,037,471	53,804	188,911
OTC Options	5,495,032	124,595	166,571	—	—	—
Equity derivatives	1,315,207	31,536	35,521	115,245	4,174	708
Futures	693,031	1,987	3,886	—	—	—
Listed Options	149,355	3,108	4,733	—	—	—
Forwards	14,996	—	262	—	—	—
Swaps	10,304	—	983	115,245	4,174	708
OTC Options	447,521	26,441	25,657	—	—	—
Commodity derivatives	203,071	26,816	17,810	—	—	—
Futures	13,766	122	121	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	—	—	—	—	—	—
Swaps	178,251	26,300	17,146	—	—	—
OTC Options	11,054	394	543	—	—	—
Credit derivatives	1,834,065	5,829	7,355	—	—	—

Total derivative financial instruments	¥638,202,408	¥4,308,721	¥4,281,133	¥51,861,745	¥582,661	¥699,858

	At March 31, 2013
	Trading			Risk Management(1)
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities
	(In millions)
Interest rate derivatives	¥492,008,443	¥4,919,890	¥4,924,006	¥41,712,769	¥612,511	¥572,924
Futures	50,052,108	32,310	37,518	2,079,056	675	19
Listed Options	11,741,460	473	230	—	—	—
Forwards	5,747,526	521	570	—	—	—
Swaps	396,118,607	4,790,790	4,806,484	39,614,265	611,305	572,633
OTC Options	28,348,742	95,796	79,204	19,448	531	272
Currency derivatives	70,340,638	1,066,560	971,752	4,766,529	148,504	335,064
Futures	47,571	46	—	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	42,212,725	729,955	667,846	295,309	431	3,595
Swaps	21,427,264	147,146	120,830	4,471,220	148,073	331,469
OTC Options	6,653,078	189,413	183,076	—	—	—
Equity derivatives	872,603	51,703	59,462	158,717	683	24,785
Futures	396,506	1,628	9,614	—	—	—
Listed Options	42,795	436	860	—	—	—
Forwards	16,984	747	2	—	—	—
Swaps	16,700	208	307	158,717	683	24,785
OTC Options	399,618	48,684	48,679	—	—	—
Commodity derivatives	231,737	45,981	28,232	—	—	—
Futures	3,386	47	87	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	—	—	—	—	—	—
Swaps	212,659	45,420	27,640	—	—	—
OTC Options	15,692	514	505	—	—	—
Credit derivatives	1,899,720	5,897	20,131	—	—	—

Total derivative financial instruments	¥565,353,141	¥6,090,031	¥6,003,583	¥46,638,015	¥761,698	¥932,773

(1)	Derivative financial instruments categorized as “Risk Management” are used for economic hedging, such as managing the exposure to changes in fair value of the loan portfolio, and are identified as hedges under Japanese GAAP, but the SMFG Group does not apply hedge accounting under IFRS.

Credit derivatives

The SMFG Group enters into credit derivatives to manage the risk of its commercial banking credit portfolio containing loans by hedging, as well as diversifying the credit exposure in the portfolio, and to undertake credit loss protection transactions based on the needs from customers as financial intermediation. The tables below provide information regarding the notional amounts and the fair value of credit derivatives by purpose at March 31, 2014 and 2013.

	At March 31, 2014
	Protection purchased			Protection sold
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities
	(In millions)
Managing the SMFG Group’s credit risk portfolio	¥322,423	¥82	¥2,258	¥426,751	¥1,200	¥2,500
Facilitating client transactions	487,096	738	1,326	597,795	3,809	1,271

Total	¥809,519	¥820	¥3,584	¥1,024,546	¥5,009	¥3,771

	At March 31, 2013
	Protection purchased			Protection sold
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities
	(In millions)
Managing the SMFG Group’s credit risk portfolio	¥339,560	¥684	¥1,041	¥482,115	¥1,023	¥15,318
Facilitating client transactions	488,635	2,065	803	589,410	2,125	2,969

Total	¥828,195	¥2,749	¥1,844	¥1,071,525	¥3,148	¥18,287

The following table summarizes the notional amounts of the SMFG Group’s credit derivative portfolio by type of counterparty at March 31, 2014 and 2013.

	At March 31, 2014		At March 31, 2013
	Protection purchased	Protection sold	Protection purchased	Protection sold
	(In millions)
Banks and broker-dealers	¥616,350	¥1,024,546	¥656,222	¥1,071,525
Insurance and other financial guaranty firms	193,169	—	171,973	—

Total	¥809,519	¥1,024,546	¥828,195	¥1,071,525

8	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

Financial assets at fair value through profit or loss at March 31, 2014 and 2013 consisted of the following:

	At March 31,
	2014	2013
	(In millions)
Debt instruments	¥1,697,872	¥1,911,478
Equity instruments	142,383	133,568

Total financial assets at fair value through profit or loss	¥1,840,255	¥2,045,046

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

9	INVESTMENT SECURITIES

Investment securities at March 31, 2014 and 2013 consisted of the following:

	At March 31,
	2014	2013
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥4,330,877	¥5,514,196
Japanese municipal bonds	102,580	159,148
Japanese corporate bonds	94,797	166,913

Total domestic	4,528,254	5,840,257

Total held-to-maturity investments	¥4,528,254	¥5,840,257

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥8,261,809	¥19,577,135
Japanese municipal bonds	125,804	197,907
Japanese corporate bonds	515,280	526,264

Total domestic debt instruments	8,902,893	20,301,306
Equity instruments	4,470,247	3,938,531

Total domestic	13,373,140	24,239,837

Foreign:
U.S. Treasury and other U.S. government agency bonds	1,871,757	3,804,480
Other governments and official institutions bonds	1,216,197	1,215,666
Mortgage-backed securities	241,649	328,604
Other debt instruments	241,800	299,143

Total foreign debt instruments	3,571,403	5,647,893
Equity instruments	580,201	524,612

Total foreign	4,151,604	6,172,505

Total available-for-sale financial assets	¥17,524,744	¥30,412,342

Total investment securities	¥22,052,998	¥36,252,599

10	LOANS AND ADVANCES

The following are the principal components of loans and advances at March 31, 2014 and 2013 by industry classification.

	At March 31,
	2014	2013
	(In millions)
Domestic:
Manufacturing	¥8,018,568	¥8,071,044
Agriculture, forestry, fisheries and mining	177,012	164,420
Construction	1,152,388	1,167,115
Transportation, communications and public enterprises	5,086,361	4,708,870
Wholesale and retail	5,505,570	5,388,032
Finance and insurance	2,537,347	2,715,862
Real estate and goods rental and leasing	8,117,000	8,145,769
Services	4,855,536	4,404,359
Municipalities	1,279,010	1,270,981
Lease financing	2,133,760	2,058,284
Consumer(1)	19,086,241	18,834,079
Others	3,159,438	3,341,636

Total domestic	61,108,231	60,270,451

Foreign:
Public sector	163,685	121,611
Financial institutions	3,450,482	2,500,624
Commerce and industry	16,435,047	13,502,283
Lease financing	267,394	208,099
Others	947,826	793,653

Total foreign	21,264,434	17,126,270

Gross loans and advances	82,372,665	77,396,721
Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net	(177,018)	(147,186)
Less: Allowance for loan losses	(950,665)	(1,262,478)

Net loans and advances	¥81,244,982	¥75,987,057

(1)	The balance in Consumer mainly consists of housing loans. The housing loan balances amounted to ¥14,420,225 million and ¥14,520,154 million at March 31, 2014 and 2013, respectively.

Reconciliation of allowance for loan losses is as follows:

	For the fiscal year ended March 31,
	2014	2013	2012
	(In millions, except percentages)
Allowance for loan losses at beginning of period	¥1,262,478	¥1,381,164	¥1,587,133
Provision (credit) for loan losses	(25,806)	138,375	144,022
Charge-offs:
Domestic	283,034	241,137	306,607
Foreign	19,647	23,061	48,618

Total	302,681	264,198	355,225

Recoveries:
Domestic	9,293	10,103	4,595
Foreign	362	333	207

Total	9,655	10,436	4,802

Net charge-offs	293,026	253,762	350,423
Others(1)	7,019	(3,299)	432

Allowance for loan losses at end of period	¥950,665	¥1,262,478	¥1,381,164

Allowance for loan losses applicable to foreign activities:
Balance at beginning of period	¥74,868	¥87,344	¥108,612

Balance at end of period	¥73,030	¥74,868	¥87,344

Provision for loan losses	¥10,462	¥1,692	¥30,675

Ratio of net charge-offs to average loans outstanding during the period	0.36%	0.34%	0.47%

(1)	Others mainly include foreign exchange translations for the fiscal year ended March 31, 2014, whereas the amount for the fiscal year ended March 31, 2013 mainly includes foreign exchange translations as well as the exclusion of the allowance for loan losses related to ORIX Credit Corporation, as SMBC transferred all of its shares of ORIX Credit Corporation to ORIX Corporation in June 2012.

11	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The following table presents the SMFG Group’s principal associates and joint venture at March 31, 2014. Investments in associates and joint ventures of the SMFG Group are accounted for using the equity method unless they are held for sale.

Company Name	Country of Incorporation	Proportion of Ownership Interest(1)	Proportion of Voting Rights(1)	Main Business
		(%)	(%)
Principal Associates
PT Bank Tabungan Pensiunan Nasional Tbk	Indonesia	40.0	40.0	Commercial banking
Vietnam Export Import Commercial Joint Stock Bank	Vietnam	15.0	15.0	Commercial banking
Sumitomo Mitsui Auto Service Company, Limited	Japan	33.9	33.9	Leasing
NEC Capital Solutions Limited	Japan	25.0	25.0	Leasing
POCKET CARD CO., LTD.	Japan	35.5	35.5	Credit card
JSOL Corporation	Japan	50.0	50.0	System development and data processing
Sakura Information Systems Co., Ltd.	Japan	49.0	49.0	System engineering and data processing
Daiwa SB Investments Ltd.	Japan	43.9	43.9	Investment advisory and investment trust management
Sumitomo Mitsui Asset Management Company, Limited	Japan	40.0	40.0	Investment advisory and investment trust management
China Post & Capital Fund Management Co., Ltd.	China	24.0	24.0	Investment advisory and investment trust management
Principal Joint Venture
Daiwa Securities SMBC Principal Investments Co., Ltd.	Japan	40.0	40.0	Investments, fund management

(1)	Percentages of proportion of ownership interest and proportion of voting rights have been truncated.

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

The SMFG Group has interests in a number of associates and joint ventures, none of which are regarded as individually material. The following table summarizes, in aggregate, the financial information of all individually immaterial associates and joint ventures that are accounted for using the equity method:

	At and for the fiscal year ended March 31,
	2014	2013
	(In millions)
Carrying amount of investments in associates and joint ventures	¥383,590	¥260,495
Share of:
Profit from continuing operations	19,454	19,593
Other comprehensive income (loss)	(5,291)	3,354
Total comprehensive income	14,163	22,947

There are no significant restrictions on the ability of associates or joint ventures to transfer funds to the SMFG Group in the form of cash dividends, repayment of loans and advances.

12	PROPERTY, PLANT AND EQUIPMENT

The table below shows the changes in property, plant and equipment for the fiscal years ended March 31, 2014 and 2013.

	Assets for rent	Land	Buildings	Leased assets	Others	Total
	(In millions)
Cost	¥257,388	¥501,364	¥621,188	¥19,240	¥392,488	¥1,791,668
Accumulated depreciation and impairment losses	(117,587)	(8,227)	(333,275)	(10,060)	(277,513)	(746,662)

Net carrying amount at April 1, 2012	139,801	493,137	287,913	9,180	114,975	1,045,006

Additions	126,534	112	22,823	2,372	40,093	191,934
Acquisition of subsidiaries	592,868	—	365	21	56	593,310
Disposals	(76,131)	(7,055)	(3,608)	(221)	(2,222)	(89,237)
Depreciation	(42,199)	—	(20,317)	(2,284)	(28,347)	(93,147)
Impairment losses	—	(505)	(3,720)	—	(108)	(4,333)
Exchange differences	116,756	9	800	(5)	1,416	118,976
Others	8,196	(7,771)	3,192	2	(8,134)	(4,515)

Net carrying amount	865,825	477,927	287,448	9,065	117,729	1,757,994

Cost	1,003,315	484,186	628,293	16,114	383,819	2,515,727
Accumulated depreciation and impairment losses	(137,490)	(6,259)	(340,845)	(7,049)	(266,090)	(757,733)

Net carrying amount at March 31, 2013	865,825	477,927	287,448	9,065	117,729	1,757,994

Additions	271,427	685	20,966	1,510	82,078	376,666
Acquisition of subsidiaries	103,187	—	135	—	425	103,747
Disposals	(104,944)	(11,572)	(2,894)	(31)	(1,615)	(121,056)
Depreciation	(53,679)	—	(20,802)	(2,000)	(28,585)	(105,066)
Impairment losses	—	(659)	(2,409)	—	(89)	(3,157)
Exchange differences	74,434	6	575	4	1,186	76,205
Others	2,168	1,419	7,455	(18)	(17,430)	(6,406)

Net carrying amount	1,158,418	467,806	290,474	8,530	153,699	2,078,927

Cost	1,338,742	473,454	644,824	16,205	421,569	2,894,794
Accumulated depreciation and impairment losses	(180,324)	(5,648)	(354,350)	(7,675)	(267,870)	(815,867)

Net carrying amount at March 31, 2014	¥1,158,418	¥467,806	¥290,474	¥8,530	¥153,699	¥2,078,927

The impairment losses on property, plant and equipment are included in “Other expenses” in the consolidated income statement.

The SMFG Group had ¥204,293 million and ¥283,970 million of contractual commitments to acquire property, plant and equipment at March 31, 2014 and 2013, respectively.

The carrying amount of items of property, plant and equipment on which there was a restriction on sale was ¥9,466 million and ¥10,004 million at March 31, 2014 and 2013, respectively.

The carrying amount of items of property, plant and equipment pledged as security for liabilities was ¥10,411 million and ¥12,496 million at March 31, 2014 and 2013, respectively.

13	LEASES

As Lessee

The SMFG Group leases land and buildings, office equipment, and other tangible and intangible assets from third parties under finance leases or operating leases.

Carrying amount of assets held under finance leases

The carrying amount of assets held under finance leases at March 31, 2014 and 2013 consisted of the following:

	At March 31,
	2014	2013
	(In millions)
Tangible assets:
Land and buildings	¥4,476	¥4,869
Other tangible assets(1)	4,054	4,196

Total(2)	8,530	9,065

Intangible assets:
Software	81	104

Total(3)	¥8,611	¥9,169

(1)	Other tangible assets include mainly equipment, machinery and vehicles.
(2)	Cross-reference to Leased assets in Note 12 “Property, Plant and Equipment.”
(3)	The SMFG Group has sublet leased assets classified as finance leases (the carrying amount of those assets is not included in table above). Future minimum sublease payments related to sublet leased assets are included in finance lease commitments.

Finance lease commitments

The total of future minimum lease payments and their present value under finance leases at March 31, 2014 and 2013 were as follows:

	At March 31,
	2014	2013
	(In millions)
Not later than one year	¥20,065	¥21,117
Later than one year and not later than five years	53,376	52,226
Later than five years	24,843	30,720

Total	98,284	104,063
Less: Future interest charges	(4,661)	(6,109)

Present value of finance lease commitments(1)	¥93,623	¥97,954

(1)	Present value of finance lease commitments is included in “Borrowings” in the consolidated statement of financial position. See Note 18 “Borrowings.”

At March 31, 2014 and 2013, the total amounts of future minimum sublease payments to be received under non-cancellable subleases were ¥53,965 million and ¥64,093 million, respectively.

Operating lease commitments

The total amounts of future minimum lease payments under non-cancellable operating leases at March 31, 2014 and 2013 were as follows:

	At March 31,
	2014	2013
	(In millions)
Not later than one year	¥43,499	¥45,180
Later than one year and not later than five years	117,461	121,168
Later than five years	147,721	165,349

Total future minimum lease payments under non-cancellable operating leases	¥308,681	¥331,697

For the fiscal years ended March 31, 2014, 2013 and 2012, ¥45,572 million, ¥41,709 million and ¥38,106 million were recognized as expenses in respect of operating lease and sublease agreements, of which ¥45,508 million, ¥41,660 million and ¥38,047 million related to minimum lease payments, and ¥64 million, ¥49 million and ¥59 million related to sublease payments, respectively. Lease expenses recognized in respect of lease and sublease agreements are included in “General and administrative expenses” in the consolidated income statement.

As Lessor

The SMFG Group leases assets to third parties under finance leases or operating leases, including machinery, equipment, aircraft, vessel and property.

Finance lease receivable

The gross investment in the lease, unearned finance income, present value of the minimum lease payments receivable and unguaranteed residual values under finance leases at March 31, 2014 and 2013 were as follows:

	At March 31, 2014
	Gross investment in the lease	Unearned finance income	Present value of the minimum lease payments receivable(1)	Unguaranteed residual values(1)
	(In millions)
Not later than one year	¥766,062	¥72,739	¥693,323	¥30,393
Later than one year and not later than five years	1,359,686	106,924	1,252,762	89,493
Later than five years	299,862	35,143	264,719	70,464

Total	¥2,425,610	¥214,806	¥2,210,804	¥190,350

	At March 31, 2013
	Gross investment in the lease	Unearned finance income	Present value of the minimum lease payments receivable(1)	Unguaranteed residual values(1)
	(In millions)
Not later than one year	¥778,552	¥65,413	¥713,139	¥34,103
Later than one year and not later than five years	1,233,768	95,767	1,138,001	94,347
Later than five years	268,057	32,158	235,899	50,894

Total	¥2,280,377	¥193,338	¥2,087,039	¥179,344

(1)	Present value of the minimum lease payments receivable and unguaranteed residual values are included in “Loans and advances” in the consolidated statement of financial position.

Accumulated allowance for uncollectible minimum lease payments receivable was ¥17,772 million and ¥20,346 million at March 31, 2014 and 2013, respectively.

Operating lease receivable

The total amounts of the future minimum lease payments receivable under non-cancellable operating leases at March 31, 2014 and 2013 were as follows:

	At March 31,
	2014	2013
	(In millions)
Not later than one year	¥140,569	¥113,679
Later than one year and not later than five years	424,867	288,443
Later than five years	365,371	179,357

Total	¥930,807	¥581,479

14	INTANGIBLE ASSETS

Goodwill

The table below shows the changes in goodwill by business segment for the fiscal years ended March 31, 2014 and 2013.

	Commercial Banking	Leasing	Securities	Consumer Finance	Others	Total
	(In millions)
Gross amount of goodwill	¥11,197	¥102,710	¥256,936	¥67,336	¥1,958	¥440,137
Accumulated impairment losses	—	—	(10,067)	(3,918)	(1,958)	(15,943)

Net carrying amount at April 1, 2012	11,197	102,710	246,869	63,418	—	424,194

Acquisitions(1)	—	6,064	—	—	—	6,064
Exchange differences	—	1,162	—	—	—	1,162

Net carrying amount	11,197	109,936	246,869	63,418	—	431,420
Gross amount of goodwill	11,197	109,936	256,936	63,418	1,958	443,445
Accumulated impairment losses	—	—	(10,067)	—	(1,958)	(12,025)

Net carrying amount at March 31, 2013	11,197	109,936	246,869	63,418	—	431,420

Acquisitions(2)	16,040	4,373	—	—	—	20,413
Exchange differences	—	682	—	—	—	682

Net carrying amount	27,237	114,991	246,869	63,418	—	452,515
Gross amount of goodwill	27,237	114,991	256,936	63,418	1,958	464,540
Accumulated impairment losses	—	—	(10,067)	—	(1,958)	(12,025)

Net carrying amount at March 31, 2014	¥27,237	¥114,991	¥246,869	¥63,418	¥—	¥452,515

(1)	The SMFG Group recognized goodwill of ¥6,064 million in Leasing resulting from the acquisition of the aircraft leasing business commenced in June 2012 as SMBC Aviation Capital. For additional information, refer to Note 49 “Acquisitions.”
(2)	The SMFG Group recognized goodwill of ¥16,040 million in Commercial Banking resulting from the acquisition of SMBC Trust Bank, formerly known as Societe Generale Private Banking Japan Ltd.

Impairment testing of goodwill

Allocating goodwill to cash-generating units

For the purpose of impairment testing, goodwill is allocated to cash-generating units or group of cash-generating units, which represent the lowest level within the entity at which goodwill is monitored for internal purposes.

At March 31, 2014, the SMFG Group allocated goodwill to KUBC and SMBC Trust Bank within Commercial Banking amounting to ¥11,197 million and ¥16,040 million, respectively, to SMFL within Leasing amounting to ¥102,710 million, to SMBC Nikko Securities and SMBC Friend Securities within Securities amounting to ¥172,253 million and ¥74,616 million, respectively, and to SMBC Consumer Finance within Consumer Finance amounting to ¥56,692 million.

At March 31, 2013, the SMFG Group allocated goodwill to KUBC within Commercial Banking amounting to ¥11,197 million, to SMFL within Leasing amounting to ¥102,710 million, to SMBC Nikko Securities and SMBC Friend Securities within Securities amounting to ¥172,253 million and ¥74,616 million, respectively, and to SMBC Consumer Finance within Consumer Finance amounting to ¥56,692 million.

The aggregate amounts of other goodwill were ¥19,007 million and ¥13,952 million at March 31, 2014 and 2013, respectively, and they were not considered individually significant.

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

Key assumptions used in impairment testing

The key assumptions used for the value in use calculations for the fiscal years ended March 31, 2014 and 2013 were as follows:

	KUBC	SMBC Trust Bank	SMFL	SMBC Nikko Securities	SMBC Friend Securities	SMBC Consumer Finance
For the fiscal year ended March 31, 2014:
Pre-tax discount rate	7.54%	8.94%	7.68%	11.16%	9.84%	9.55%
Growth rate	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%
For the fiscal year ended March 31, 2013:
Pre-tax discount rate	7.08%	—	7.17%	12.47%	8.83%	7.92%
Growth rate	1.00%	—	1.00%	1.00%	1.00%	1.00%

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

Management believes that there were no reasonably possible changes in any of the key assumptions that would lead to the recoverable amounts of the cash-generating units being below these carrying amounts for the fiscal years ended March 31, 2014 and 2013.

Other intangible assets

The table below shows the changes in other intangible assets for the fiscal years ended March 31, 2014 and 2013.

	Internally generated software	Purchased software	Contractual customer relationships	Trademarks	Other intangibles	Total
	(In millions)
Cost	¥430,080	¥195,202	¥155,162	¥41,156	¥24,589	¥846,189
Accumulated amortization and impairment losses	(275,286)	(67,198)	(16,295)	(9,404)	(3,033)	(371,216)

Net carrying amount at April 1, 2012	154,794	128,004	138,867	31,752	21,556	474,973

Additions	74,496	27,300	—	—	4,184	105,980
Acquisition of subsidiaries	—	—	—	—	4,594	4,594
Disposals	(247)	(529)	—	—	(7,594)	(8,370)
Amortization	(53,060)	(35,026)	(10,004)	(4,116)	(751)	(102,957)
Impairment losses	—	—	—	—	(35)	(35)
Exchange differences	39	796	—	—	886	1,721
Others	1,128	(925)	—	—	(4,265)	(4,062)

Net carrying amount	177,150	119,620	128,863	27,636	18,575	471,844

Cost	519,174	186,470	155,162	41,156	22,263	924,225
Accumulated amortization and impairment losses	(342,024)	(66,850)	(26,299)	(13,520)	(3,688)	(452,381)

Net carrying amount at March 31, 2013	177,150	119,620	128,863	27,636	18,575	471,844

Additions	78,558	46,503	—	—	2,543	127,604
Acquisition of subsidiaries	82	3,057	8,468	672	6,912	19,191
Disposals	(253)	(4,156)	—	—	(1,172)	(5,581)
Amortization	(56,818)	(38,559)	(10,175)	(4,121)	(1,399)	(111,072)
Impairment losses	(108)	(23)	—	—	(62)	(193)
Exchange differences	44	636	—	—	476	1,156
Others	490	2,028	—	—	(2,236)	282

Net carrying amount	199,145	129,106	127,156	24,187	23,637	503,231

Cost	589,779	206,158	163,630	41,828	28,318	1,029,713
Accumulated amortization and impairment losses	(390,634)	(77,052)	(36,474)	(17,641)	(4,681)	(526,482)

Net carrying amount at March 31, 2014	¥199,145	¥129,106	¥127,156	¥24,187	¥23,637	¥503,231

The impairment losses on other intangible assets are included in “Other expenses” and the amortization expenses of other intangible assets are included in “General and administrative expenses” in the consolidated income statement.

The SMFG Group had ¥1,867 million and ¥2,469 million of contractual commitments to acquire intangible assets at March 31, 2014 and 2013, respectively.

The amounts of research and development expenditure recognized as expenses for the fiscal years ended March 31, 2014, 2013 and 2012 were ¥160 million, ¥141 million and ¥291 million, respectively, and they were included in “General and administrative expenses” in the consolidated income statement.

Other intangibles at March 31, 2014 and 2013 include leasehold rights, amounting to ¥7,449 million and ¥7,565 million, respectively, which are rights to use land for the purpose of owning the buildings. Since the SMFG Group has a long history of renewal, these contracts are not expected to be terminated in the foreseeable future. Leasehold rights are expected to generate cash flows for an indefinite period of time. They are not amortized but are tested for impairment annually, irrespective of whether there is any indication of impairment.

15	OTHER ASSETS

Other assets at March 31, 2014 and 2013 consisted of the following:

	At March 31,
	2014	2013
	(In millions)
Prepaid expenses	¥48,966	¥42,421
Accrued income	319,957	357,099
Receivables from brokers, dealers and customers for securities transactions	1,191,736	1,260,302
Retirement benefit assets	171,966	2,440
Security deposits	121,194	115,835
Investment properties(1)	288,925	242,065
Others	498,996	576,393

Total other assets	¥2,641,740	¥2,596,555

(1)	Investment properties are carried at cost less accumulated depreciation and accumulated impairment losses. The fair values of investment properties were ¥297,042 million and ¥239,542 million at March 31, 2014 and 2013, respectively. The fair values were mainly determined based on market values provided by independent valuation appraisers having the appropriate recognized professional qualifications and recent experience in the locations and categories of properties being valued. Rental income from investment properties was ¥15,195 million, ¥11,198 million and ¥11,392 million for the fiscal years ended March 31, 2014, 2013 and 2012, respectively.

16	DEPOSITS

Deposits at March 31, 2014 and 2013 consisted of the following:

	At March 31,
	2014	2013
	(In millions)
Non-interest-bearing demand deposits	¥15,073,311	¥14,315,261
Interest-bearing demand deposits	39,782,147	37,216,578
Deposits at notice	7,370,775	6,106,279
Time deposits	27,337,325	27,701,057
Negotiable certificates of deposit	13,713,540	11,755,654
Others(1)	5,093,396	3,926,584

Total deposits	¥108,370,494	¥101,021,413

(1)	Others include, among other items, foreign currency deposits in domestic offices and Japanese yen accounts held by foreign depositors in domestic offices.

17	TRADING LIABILITIES

Trading liabilities at March 31, 2014 and 2013 consisted of the following:

	At March 31,
	2014	2013
	(In millions)
Debt instruments “short position”	¥1,859,146	¥1,908,119
Equity instruments “short position”	6,097	2,767

Total trading liabilities	¥1,865,243	¥1,910,886

Trading liabilities include instruments classified as held for trading. Trading debt instruments mainly consist of Japanese government bonds. Trading equity instruments mainly consist of publicly traded Japanese stocks.

18	BORROWINGS

Short-term borrowings and long-term borrowings (with original maturities of more than one year) at March 31, 2014 and 2013 consisted of the following:

		At March 31,
	Interest rate	2014	2013
		(In millions)
SMBC:
Short-term borrowings	0.10%-2.33%	¥1,888,339	¥736,545
Long-term borrowings:
Unsubordinated
Fixed rate borrowing, payable in Japanese yen, due 2013-2028	0.10%-6.10%	1,220,310	22,985
Floating rate borrowing, payable in Japanese yen, due 2014-2034	0.16%-0.32%	152,494	84,997
Floating rate borrowing, payable in United States dollars, due 2014-2030	0.33%-1.50%	660,761	528,984
Other fixed or floating rate borrowing, due 2013-2029	0.01%-3.50%	94,859	70,585
Subordinated
Fixed rate borrowing, payable in Japanese yen, due 2013-2027	1.28%-4.50%	266,000	298,000

Total SMBC		4,282,763	1,742,096

Other subsidiaries:
Short-term borrowings	0.10%-8.42%	1,204,553	1,731,116
Long-term borrowings:
Unsubordinated
Fixed rate borrowing, payable in Japanese yen, due 2013-2031	0.10%-5.65%	438,325	411,531
Fixed rate borrowing, payable in United States dollars, due 2013-2020	0.06%-7.72%	145,972	92,853
Fixed rate borrowing, payable in Thai baht, due 2013-2017	2.85%-4.45%	19,263	14,500
Fixed rate borrowing, payable in Chinese yuan, due 2013-2018	3.35%-6.15%	16,725	18,244
Floating rate borrowing, payable in Japanese yen, due 2013-2034	0.22%-3.35%	627,690	713,375
Floating rate borrowing, payable in United States dollars, due 2013-2027	0.25%-2.33%	436,995	369,539
Floating rate borrowing, payable in euros, due 2015	1.00%	36,904	31,378
Floating rate borrowing, payable in Chinese yuan, due 2013-2016	5.10%-7.32%	27,823	35,169
Other fixed or floating rate borrowing, due 2013-2017	0.47%-9.95%	7,557	4,518
Subordinated
Fixed rate borrowing, payable in Japanese yen, due 2021	1.35%	5,200	5,200
Floating rate borrowing, payable in Japanese yen, due 2015-2025	2.08%-2.70%	11,250	11,250

Total other subsidiaries		2,978,257	3,438,673

Liabilities associated with securitization transactions:
Fixed rate borrowing, payable in Japanese yen, due 2013-2048	0.14%-2.70%	1,013,846	1,102,271
Floating rate borrowing, payable in Japanese yen, due 2013-2033	0.35%-1.84%	94,874	94,549

Total liabilities associated with securitization transactions		1,108,720	1,196,820

Lease obligations	—	93,623	97,954

Total borrowings		¥8,463,363	¥6,475,543

The interest rates shown in the above table are the contractual rates in effect at March 31, 2014 and 2013, and thus do not represent the actual effective interest rates. Maturity information for certain subordinated borrowings is based on the date of callable options.

19	DEBT SECURITIES IN ISSUE

Debt securities in issue at March 31, 2014 and 2013 consisted of the following:

		At March 31,
	Interest rate	2014	2013
		(In millions)
SMBC:
Commercial paper	0.05%-0.63%	¥1,831,866	¥1,519,500
Bonds:
Bonds, payable in Japanese yen,
due 2013-2037	0.00%-3.40%	941,784	1,087,501
Bonds, payable in United States dollars,
due 2013-2024	0.67%-3.95%	1,614,470	1,135,379
Bonds, payable in euros,
due 2020-2023	2.25%-2.75%	175,291	—
Bonds, payable in Australian dollars,
due 2014-2019	3.29%-4.28%	139,961	116,439
Bonds, payable in British pounds sterling,
due 2016	1.06%-1.07%	42,805	35,773
Subordinated bonds:
Subordinated bonds, payable in Japanese yen,
due 2013-Perpetual	0.71%-2.97%	1,224,867	1,567,612
Subordinated bonds, payable in United States dollars,
due 2022-Perpetual	4.85%-5.63%	186,667	169,135
Subordinated bonds, payable in euros,
due 2020-Perpetual	4.00%-4.38%	151,776	128,919

Total SMBC		6,309,487	5,760,258

Other subsidiaries:
Commercial paper	0.09%-0.43%	1,838,046	1,671,175
Bonds:
Bonds, payable in Japanese yen,
due 2013-2044	0.10%-17.00%	470,430	359,722
Bonds, payable in Chinese yuan,
due 2013-2015	2.50%-4.00%	14,931	16,665
Subordinated bonds:
Subordinated bonds, payable in Japanese yen,
due 2018-Perpetual	2.19%-4.50%	136,200	142,200

Total other subsidiaries		2,459,607	2,189,762

Total debt securities in issue		¥8,769,094	¥7,950,020

Interest rates represent the contractual interest rates that were applied at March 31, 2014 and 2013, and thus do not represent the actual effective interest rates.

20	PROVISIONS

The following table presents movements by class of provisions for the fiscal years ended March 31, 2014 and 2013.

	Provision for interest repayment	Other provisions	Total
	(In millions)
Balance at April 1, 2012	¥400,233	¥25,117	¥425,350
Additional provisions	39	16,922	16,961
Amounts used	(154,752)	(7,571)	(162,323)
Unused amounts reversed	(370)	(646)	(1,016)
Amortization of discount and effect of change in discount rate	748	213	961
Others	(769)	(33)	(802)

Balance at March 31, 2013	245,129	34,002	279,131

Additional provisions	50,201	12,390	62,591
Amounts used	(104,900)	(9,680)	(114,580)
Unused amounts reversed	(543)	(1,486)	(2,029)
Amortization of discount and effect of change in discount rate	106	214	320
Others	—	40	40

Balance at March 31, 2014	¥189,993	¥35,480	¥225,473

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

The provision for interest repayment is calculated by estimating the future claims for the refund of gray zone interest, taking into account historical experience such as the number of customer claims for a refund, the amount of repayments and the characteristics of customers, and the length of the period during which claims are expected to be received in the future. Of these historical experiences, the number of customer claims for the refund has a significant effect on the amount of the provision, and the historical number of customer claims to the SMFG Group was 132 thousand, 139 thousand and 199 thousand for the fiscal years ended March 31, 2014, 2013 and 2012, respectively. The timing of the settlement of these claims is uncertain.

The decrease in the provision for interest repayment for the fiscal year ended March 31, 2014 was primarily due to the use of the provision during the year, which was partially offset by additional provisions as a result of the estimation of the future claims for the refund.

Other Provisions

Other provisions include asset retirement obligations and provisions for reimbursement of deposits, loan commitments, product warranties and litigation claims. Most of these provisions occurred in the normal course of business and none of them were individually significant at March 31, 2014 and 2013.

21	OTHER LIABILITIES

Other liabilities at March 31, 2014 and 2013 consisted of the following:

	At March 31,
	2014	2013
	(In millions)
Accrued expenses	¥239,664	¥229,354
Unearned income	165,825	165,126
Financial guarantees and other credit-related contingent liabilities	107,561	108,025
Due to trust account	699,330	643,350
Payables to brokers, dealers and customers for securities transactions	1,672,819	1,628,404
Payables related to credit card services	543,624	423,008
Obligations from factoring transactions	265,848	224,116
Retirement benefit liabilities	49,848	124,887
Guarantee deposits received	214,223	155,171
Others	1,166,748	1,138,187

Total other liabilities	¥5,125,490	¥4,839,628

22	DEFERRED INCOME TAX

The changes of net deferred tax assets and liabilities for the fiscal years ended March 31, 2014 and 2013 were as follows:

	For the fiscal year ended March 31,
	2014	2013
	(In millions)
At beginning of period	¥373,766	¥673,995
Deferred tax (expense) benefit	(125,728)	16,779
Deferred tax relating to other comprehensive income:
Remeasurements of defined benefit plans reserve	(76,596)	(12,613)
Available-for-sale financial assets reserve	(134,272)	(288,853)
Exchange differences on translating foreign operations reserve	(17,171)	(22,075)
Acquisition and disposal of subsidiaries	(6,492)	(5,703)
Exchange differences and others	(17,131)	12,236

At end of period	¥(3,624)	¥373,766

The deferred tax assets and liabilities at March 31, 2014 and 2013 were attributable to the following items:

	At March 31,
	2014	2013
	(In millions)
Deferred tax assets:
Loans and advances	¥318,557	¥435,500
Derivative financial instruments	58,211	51,002
Tax losses carried forward	44,742	26,196
Retirement benefits	42,992	130,370
Investment securities	2,205	2,676
Other deductible temporary differences	157,213	147,561

Total deferred tax assets	623,920	793,305

Deferred tax liabilities:
Investment securities	409,690	221,653
Goodwill and intangible assets	95,035	76,374
Property, plant and equipment	49,903	32,774
Lease transactions	21,790	21,368
Deposits	—	14,243
Other taxable temporary differences	51,126	53,127

Total deferred tax liabilities	627,544	419,539

Net deferred tax assets (liabilities)(1)	¥(3,624)	¥373,766

(1)	Deferred tax assets and deferred tax liabilities are offset in the consolidated statement of financial position if the entity has a legally enforceable right to set off current tax assets against current tax liabilities, and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on the same taxable entity.

On December 2, 2011, the Government of Japan promulgated (i) an amendment to the Corporation Tax Act and (ii) the Act on Special Measures Concerning Securing Necessary Financial Resources for Funding the Restoration from the Great East Japan Earthquake. Those laws (i) reduce the Japanese national corporation tax rate by 4.5 percentage points from fiscal years beginning April 1, 2012 but (ii) impose a 10% corporation surtax, i.e., an additional tax to be paid calculated as 10% of the corporation tax payable after the 4.5-percentage-point rate reduction, during the three fiscal years beginning April 1, 2012 through March 31, 2015. As a result, the effective statutory tax rate (including local taxes) of SMFG was 38.0% during the three fiscal years beginning April 1, 2012 and 35.6% for the fiscal years beginning April 1, 2015. However, on March 31, 2014, the Government of Japan promulgated to repeal the Act on Special Measures Concerning Securing Necessary Financial Resources for Funding the Restoration from the Great East Japan Earthquake, which initially imposed a 10% of corporation surtax, one year earlier than its initial plan. In addition, on March 31, 2014, the Government of Japan promulgated (i) an amendment to the Local Tax Act and (ii) the Local Corporate Tax Law. Those laws (i) reduce local inhabitant tax by 4.4%, but adversely (ii) impose newly enacted 4.4% local corporation tax. As a result, the effective statutory tax rate (including local taxes) of SMFG is reduced to 35.6% for the fiscal year beginning April 1, 2014. The SMFG Group measured deferred tax assets and liabilities at the rates that were expected to apply to the period when the assets are realized or the liabilities are settled, based on the tax rate that had been enacted or substantively enacted at March 31, 2014. Accordingly, the tax rate changes in Japan increased deferred tax expense by ¥13 billion for the fiscal year ended March 31, 2014.

The deferred tax assets of the SMFG Group consist mainly of the deferred tax assets of SMBC. The deferred tax assets of SMBC mainly consisted of deferred tax assets for loans and advances or derivative financial instruments, which were generally related to the accumulated losses from the fair value change or the impairment of these assets which would be deductible for tax purposes in future periods. SMBC considers that it will be able to use most of the deductible temporary differences based mainly on future taxable profit estimated based on, among other relevant factors, forecasted results of operations, which are based on historical financial performance and the business plans that management believes to be prudent and feasible. In SMFG’s other subsidiaries, deferred tax assets relating to tax losses carried forward and deductible temporary differences are recognized only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the deductible temporary differences can be utilized. No deferred tax assets were recognized in SMFG and certain SMFG subsidiaries for the tax losses carried forward projected to expire, or for the deductible temporary differences estimated not to be realized due to the uncertainty of sufficient future taxable profit.

The following table shows the amounts of deductible temporary differences and tax losses carried forward by expiration date at March 31, 2014 and 2013 for which no deferred tax assets were recognized.

	At March 31,
	2014	2013
	(In millions)
Deductible temporary differences	¥617,433	¥647,878
Tax losses carried forward which will expire in 1 year	71,711	149
2 years	—	84,115
3 years	2,257	—
4 years	115,603	1,874
5 years	217,470	138,378
6 years	161,468	238,354
7 years	251,883	162,173
8 years	70,201	253,628
9 years and thereafter	52,100	76,087

Total deductible temporary differences and tax losses carried forward	¥1,560,126	¥1,602,636

In addition to the above table, the SMFG Group does not recognize deferred tax assets for deductible temporary differences related to investments in subsidiaries, associates and joint ventures where SMFG has no intention to reverse these differences in the foreseeable future. The amount of those deductible temporary differences was approximately ¥1,731 billion and ¥2,621 billion at March 31, 2014 and 2013, respectively. Most of the temporary differences were associated with investments in SMBC, which resulted from a statutory share transfer made at the establishment of SMFG in December 2002.

At March 31, 2014 and 2013, the amount of taxable temporary differences associated with investments in subsidiaries, associates and joint ventures for which deferred tax liabilities had not been recognized was approximately ¥907 billion and ¥587 billion, respectively. SMFG can control the timing of reversal of the temporary differences and it is probable that they will not be reversed in the foreseeable future.

Deferred tax (expense) benefit for the fiscal years ended March 31, 2014 and 2013 was attributable to the following temporary differences and tax losses carried forward:

	For the fiscal year ended March 31,
	2014	2013
	(In millions)
Loans and advances	¥(122,094)	¥(934)
Investment securities	(52,621)	16,086
Property, plant and equipment	(19,514)	(10,941)
Tax losses carried forward	17,522	(20,834)
Deposits	14,243	35,226
Goodwill and intangible assets	(13,228)	(13,243)
Retirement benefits	(10,950)	(6,496)
Derivative financial instruments	5,649	(19,706)
Lease transactions	3,326	5,901
Other temporary differences—net	51,939	31,720

Total deferred tax (expense) benefit	¥(125,728)	¥16,779

23	RETIREMENT BENEFITS

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

Defined benefit pension plans

SMBC’s corporate defined benefit pension plan is a funded defined benefit pension plan, which is regulated by the Corporate Defined Benefit Pension Plan Law, one of the Japanese pension laws. Benefits are paid in exchange for services rendered by employees who worked for more than a specified period considering their years of service and the degree of their contribution to SMBC.

SMBC’s pension fund is a special entity established in accordance with the pension laws, and SMBC has an obligation to make contributions to it. It has a board of directors which consists of an equal number of members elected from both the management and employees of SMBC. These board members have a fiduciary duty to administer and manage the pension fund.

The objective of SMBC’s pension fund is to earn a return which is sufficient to pay future benefits to participants of the corporate defined benefit pension plan, including pension benefit plans, lump-sum indemnity plans for bereaved families, and other lump sum indemnity plans. To achieve this, SMBC’s pension fund sets investment guidelines to target a mix of assets which can generate a return over the medium and long term, and investment decisions for its assets are made in accordance with these guidelines.

The Corporate Defined Benefit Pension Plan Law requires a pension fund to review the assumptions and remeasure the required contribution at least every fifth fiscal year, in order to ensure that it maintains sufficient assets for future benefit payments. On the other hand, the present value of the defined benefit obligation is calculated annually based on actuarial valuations that are dependent upon a number of assumptions, including discount rates, mortality rates and future salary (benefit) increases, in accordance with IAS 19. Other types of defined benefit pension plans operated by the SMFG Group are generally established and operated in the same manner as described above.

Lump-sum severance indemnity plans

SMBC and some of SMFG’s other subsidiaries have lump-sum severance indemnity plans under which their employees are provided with lump-sum cash payments upon leaving the company. While funding of these plans is not required under Japanese pension laws, some of these plans are funded with assets held by retirement benefit trusts.

SMBC and a number of SMFG’s other subsidiaries in Japan established retirement benefit trusts and contributed some of their marketable securities to these trusts in order to isolate these assets for retirement benefits by entering into contracts with trust banks. Retirement benefit trusts are voluntary funds that are used either to contribute assets to the pension funds or to directly settle retirement benefits. Among the SMFG Group, retirement benefit trusts are set up for the defined benefit pension plans, as well as for the lump-sum severance indemnity plans.

The assets belonging to the retirement benefit trusts are available to be used only to pay or fund retirement benefits, and practically held by an entity that is legally separated from the SMFG Group. Therefore, they are not available to the SMFG Group’s creditors even in bankruptcy and cannot be returned to the SMFG Group, unless either the remaining assets are sufficient to meet all the related obligations or the entities (funds) reimburse to the SMFG Group the retirement benefits which are already paid by the SMFG Group. Therefore, these assets are accounted for as plan assets.

The following tables provide detailed information for the defined benefit plans.

The amounts of the retirement benefit liabilities and the retirement benefit assets recognized in the consolidated statement of financial position at March 31, 2014 and 2013 were determined as follows:

	At March 31,
	2014	2013
	(In millions)
Present value of unfunded obligations	¥(40,886)	¥(41,446)
Present value of funded obligations	(997,729)	(1,114,031)
Fair value of plan assets	1,160,733	1,033,030

Net retirement benefit assets (liabilities)	¥122,118	¥(122,447)

Of which retirement benefit liabilities included in “Other liabilities”	¥(49,848)	¥(124,887)
Of which retirement benefit assets included in “Other assets”	¥171,966	¥2,440

The movements in the defined benefit obligations for the fiscal years ended March 31, 2014 and 2013 were as follows:

	For the fiscal year ended March 31,
	2014	2013
	(In millions)
At beginning of period	¥1,155,477	¥1,083,829
Current service cost	32,150	28,655
Interest cost	15,348	19,373
Actuarial losses (gains)—demographic assumptions	(335)	300
Actuarial losses (gains)—financial assumptions	(115,380)	71,464
Actuarial losses—experience	8,187	10,844
Benefits paid	(40,851)	(39,858)
Lump-sum payments	(15,118)	(14,298)
Past service cost	(345)	—
Acquisition and disposal of subsidiaries	524	(3,198)
Settlements	(3,332)	—
Others	2,290	(1,634)

At end of period	¥1,038,615	¥1,155,477

The movements in the fair value of plan assets for the fiscal years ended March 31, 2014 and 2013 were as follows:

	For the fiscal year ended March 31,
	2014	2013
	(In millions)
At beginning of period	¥1,033,030	¥899,154
Interest income	14,022	16,272
Return on plan assets excluding interest income	106,714	113,694
Contributions by employer	47,983	48,602
Benefits paid	(40,851)	(39,858)
Acquisition and disposal of subsidiaries	493	(4,865)
Settlements	(3,063)	—
Others	2,405	31

At end of period	¥1,160,733	¥1,033,030

The amounts recognized in “General and administrative expenses” in the consolidated income statement for the fiscal years ended March 31, 2014, 2013 and 2012 were as follows:

	For the fiscal year ended March 31,
	2014	2013	2012
	(In millions)
Current service cost	¥32,150	¥28,655	¥25,660
Net interest cost	1,326	3,101	2,579
Past service cost	(345)	—	(1,302)

Total	¥33,131	¥31,756	¥26,937

The plan assets at March 31, 2014 and 2013 were composed as follows:

	At March 31,
	2014			2013
	Quoted in active markets	Other	Total	Quoted in active markets	Other	Total
	(In millions)
Plan assets retained in the pension funds:
Equity instruments	¥201,480	¥158,316	¥359,796	¥167,731	¥128,479	¥296,210
Debt instruments	143,815	121,557	265,372	99,839	144,166	244,005
General account of life insurance companies	—	55,185	55,185	—	54,337	54,337
Other short-term assets	3,680	79,369	83,049	3,700	83,732	87,432
Plan assets retained in the retirement benefit trusts:
Japanese equity instruments	330,993	572	331,565	287,556	520	288,076
Other short-term assets	296	65,470	65,766	422	62,548	62,970

Total	¥680,264	¥480,469	¥1,160,733	¥559,248	¥473,782	¥1,033,030

The assets in the pension funds included common stocks issued by the SMFG Group at March 31, 2014 and 2013. The amounts of these stocks were not significant.

The assets in retirement benefit trusts were primarily composed of Japanese equity instruments. Most of the plan assets held by the SMFG Group are invested in Japanese equity and debt instruments. Accordingly, the SMFG Group may be exposed to market risk arising from the domestic markets.

The SMFG Group retained the voting rights of some of these equity instruments with fair values of ¥301,738 million and ¥263,113 million (26.0% and 25.5% of the total fair values of plan assets) at March 31, 2014 and 2013, respectively. The assets in retirement benefit trusts included common stocks issued by SMFG’s subsidiary (The Minato Bank) with a fair value of ¥29,790 million and ¥26,480 million (2.6% and 2.6% of the total fair values of plan assets) at March 31, 2014 and 2013, respectively. The SMFG Group retained the voting rights of these stocks (40.4% of the voting rights of The Minato Bank, for all periods presented). Refer to Note 47 “Principal Subsidiaries” for further information.

The principal actuarial assumptions used at March 31, 2014, 2013 and 2012 were as follows:

	At March 31,
	2014	2013	2012
Discount rates	1.4%	1.3%	1.8%
Expected rates of salary (benefit) increases	6.4%	6.1%	6.1%

All assumptions are weighted on the basis of the defined benefit obligations.

The assumptions for future mortality are based on the official mortality table generally used for actuarial assumptions in Japan. Under the mortality table used at March 31, 2014, 2013 and 2012, the average remaining life expectancy of an individual retiring at age 60 was 23 years, 23 years and 22 years for males, respectively, and 28 years, 28 years and 28 years for females, respectively.

The sensitivity analysis of the effect of changes in key assumptions on the defined benefit obligations was as follows:

At March 31, 2014
Increase/(decrease) in defined benefit obligation
(In millions)
Discount rates:
Increase by 50 bps	¥(53,526)
Decrease by 50 bps	59,886
Expected rates of salary (benefit) increases:
Increase by 50 bps	¥76
Decrease by 50 bps	(74)

Each increase and decrease in the table above assumes that only one assumption is changed, with all other assumptions remaining unchanged. In practice, however, changes in multiple assumptions may occur in a mutually interrelated manner.

The weighted average duration of defined benefit plans for the fiscal years ended March 31, 2014, 2013 and 2012 were as follows:

	At March 31,
	2014	2013	2012
	(Years)
Lump-sum severance indemnity plans	12.1	15.1	14.9
Defined benefit pension plans	16.6	15.7	15.5

Funding Policy for Plan Assets

The pension funds review the funding status of plan assets every year. If any funding deficit is identified, a measure to cover such deficit will be implemented, for example, by increasing the amount of contributions by the employer.

Expected contribution

Expected contributions to the defined benefit plans for the fiscal year ending March 31, 2015 are ¥ 47,231 million.

Defined Contribution Plans

Some of SMFG’s subsidiaries provide defined contribution plans. The amounts recognized as expenses for the defined contribution plans were ¥5,936 million, ¥5,071 million and ¥4,416 million for the fiscal years ended March 31, 2014, 2013 and 2012, respectively, which were included in “General and administrative expenses” in the consolidated income statement.

Employees’ Pension Insurance Plan

In Japan, the Government of Japan operates the Employees’ Pension Insurance Plan which covers most of the private entities’ employees. The amounts of contributions charged to expense for the Employees’ Pension Insurance Plan were ¥33,849 million, ¥30,922 million and ¥29,991 million for the fiscal years ended March 31, 2014, 2013 and 2012, respectively, which were included in “General and administrative expenses” in the consolidated income statement.

24	SHAREHOLDERS’ EQUITY

Common Stock

The changes in the number of issued shares of common stock and common stock held by SMFG or its subsidiaries during the fiscal years ended March 31, 2014, 2013 and 2012 were as follows:

	For the fiscal year ended March 31,
	2014			2013			2012
	Outstanding	In treasury		Outstanding	In treasury		Outstanding	In treasury
At beginning of period	1,414,055,625	60,179,376		1,414,055,625	62,939,559		1,414,055,625	32,581,914
Net change	—	(13,397,707	)(1)	—	(2,760,183	)(2)	—	30,357,645	(3)

At end of period	1,414,055,625	46,781,669		1,414,055,625	60,179,376		1,414,055,625	62,939,559

(1)	Includes a decrease of 13,498,040 shares through the sale of SMFG shares held by SMBC and other subsidiary.
(2)	Includes a decrease of 2,840,076 shares delivered to shareholders of SMBC Consumer Finance, formerly known as Promise in April 2012.
(3)	Includes an increase of 45,686,368 shares acquired mainly to prepare for the share exchange with shareholders of SMBC Consumer Finance, and a decrease of 15,328,723 shares mainly delivered to shareholders of Cedyna in May 2011.

The total number of authorized shares of common stock was 3,000 million at March 31, 2014 and 2013 with no stated value. All issued shares are fully paid. The details of the stock options outstanding to subscribe for shares of SMFG common stock are described in Note 39 “Share-Based Payment.”

Preferred Stock

The following table shows the number of shares of preferred stock at March 31, 2014 and 2013.

	At March 31, 2014		At March 31, 2013
	Authorized	Issued	Authorized	Issued
Type 5 preferred stock	167,000	—	167,000	—
Type 6 preferred stock(1)	—	—	70,001	—
Type 7 preferred stock	167,000	—	167,000	—
Type 8 preferred stock	115,000	—	115,000	—
Type 9 preferred stock	115,000	—	115,000	—

(1)	At the general meeting of shareholders on June 27, 2013, SMFG amended its articles of incorporations to delete the provision regarding 70,001 shares of authorized Type 6 preferred stock.

The movement of preferred stock for the fiscal years ended March 31, 2014, 2013 and 2012 was as follows:

	Type 6 preferred stock
	Aggregate amount	Number of shares
	(In millions)
Balance at April 1, 2011	¥210,003	70,001
Acquisition and cancellation	(210,003)	(70,001)

Balance at March 31, 2012	—	—

Balance at March 31, 2013	—	—

Balance at March 31, 2014	¥—	—

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

In May 2011 and April 2012, the SMFG Group entered into the share exchange transactions with shareholders of Cedyna and SMBC Consumer Finance, formerly known as Promise, to make them a wholly owned subsidiary of SMFG. Through these share exchange transactions, the SMFG Group exchanged its treasury stocks for common stocks of Cedyna and SMBC Consumer Finance amounting to ¥36 billion and ¥8 billion, respectively.

Restriction on the Payment of Dividends

The amount of the capital surplus and retained earnings of SMFG that can be paid out as dividends is subject to restrictions under the Companies Act. These amounts are calculated based on SMFG’s nonconsolidated statement of financial position prepared in accordance with Japanese GAAP. Therefore, the adjustments made to prepare the IFRS consolidated financial statements have no impact on the calculation. The total amount that SMFG can pay out as a dividend was ¥755 billion at March 31, 2014.

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

Other Reserves

Remeasurements of defined benefit plans reserve

Remeasurements of the defined benefit plans reserve includes the accumulated actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions, and return on plan assets excluding interest income.

The movements of remeasurements of the defined benefit plans reserve for the fiscal years ended March 31, 2014, 2013 and 2012 were as follows:

	For the fiscal year ended March 31,
	2014	2013	2012
	(In millions)
At beginning of period	¥(138,013)	¥(156,804)	¥(95,028)
Gains (losses) arising during the period, before tax	214,242	31,086	(89,180)
Income tax (expense) benefit for changes arising during the period	(76,596)	(12,613)	25,274
Amount attributable to non-controlling interests	(1,034)	318	2,130
Share of other comprehensive income (loss) of associates and joint ventures	(581)	—	—

At end of period	¥(1,982)	¥(138,013)	¥(156,804)

Available-for-sale financial assets reserve

The available-for-sale financial assets reserve includes the accumulated gains and losses of available-for-sale financial assets excluding the amount reclassified to profit or loss when the assets are derecognized or impaired.

The movements of the available-for-sale financial assets reserve for the fiscal years ended March 31, 2014, 2013 and 2012 were as follows:

	For the fiscal year ended March 31,
	2014	2013	2012
	(In millions)
At beginning of period	¥1,159,215	¥652,718 (1)	¥465,185
Gains (losses) arising during the period, before tax	589,766	816,721	253,865
Income tax (expense) benefit for changes arising during the period	(214,636)	(290,344)	(50,061)
Reclassification adjustments for (gains) losses included in net profit, before tax	(212,001)	(3,633)	(21,563)
Income tax (expense) benefit for reclassification adjustments	80,364	1,491	8,867
Amount attributable to non-controlling interests	(5,507)	(17,564)	(6,167)
Share of other comprehensive income (loss) of associates and joint ventures	249	(174)	(195)

At end of period	¥1,397,450	¥1,159,215	¥649,931

(1)	Restated from ¥649,931 million to ¥652,718 million due to the adoption of IFRS 10 on April 1, 2012.

Exchange differences on translating foreign operations reserve

Exchange differences on translating the foreign operations reserve includes foreign exchange differences arising from the translation of the net assets of foreign operations from their functional currencies to the SMFG Group’s presentation currency, Japanese yen.

The movements of exchange differences on translating the foreign operations reserve for the fiscal years ended March 31, 2014, 2013 and 2012 were as follows:

	For the fiscal year ended March 31,
	2014	2013		2012
	(In millions)
At beginning of period	¥(50,032)	¥(209,996	)(1)	¥(184,402)
Gains (losses) arising during the period, before tax	271,619	230,764		(34,781)
Income tax (expense) benefit for changes arising during the period	(17,967)	(20,338)		(503)
Reclassification adjustments for (gains) losses included in net profit, before tax	(1,311)	4,579		7,350
Income tax (expense) benefit for reclassification adjustments	796	(1,737)		(2,112)
Amount attributable to non-controlling interests	(46,788)	(56,832)		4,331
Share of other comprehensive income (loss) of associates and joint ventures	(4,959)	3,528		(2,637)

At end of period	¥151,358	¥(50,032)		¥(212,754)

(1)	Restated from ¥(212,754) million to ¥(209,996) million due to the adoption of IFRS 10 on April 1, 2012.

25	NON-CONTROLLING INTERESTS

Non-controlling interests at March 31, 2014 and 2013 consisted of the following:

	At March 31,
	2014	2013
	(In millions)
Preferred securities issued by subsidiaries	¥1,212,074	¥1,625,358
Others	519,252	475,241

Total non-controlling interests	¥1,731,326	¥2,100,599

Preferred securities issued by subsidiaries

Preferred securities issued by subsidiaries consisted of the following:

	Redemption at the option of Issuer(1)	At March 31,
		2014	2013
		(In millions)
SMFG Preferred Capital USD 1 Limited (non-cumulative step-up perpetual preferred securities)	January 2017	¥66,784	¥61,026
SMFG Preferred Capital GBP 1 Limited (non-cumulative step-up perpetual preferred securities)	January 2017	12,598	10,528
SMFG Preferred Capital JPY 1 Limited (non-cumulative perpetual preferred securities)	January 2018	135,000	135,000
SMFG Preferred Capital USD 2 Limited (non-cumulative perpetual preferred securities)	July 2013	—	169,218
SMFG Preferred Capital USD 3 Limited (non-cumulative step-up perpetual preferred securities)	July 2018	138,887	126,914
SMFG Preferred Capital GBP 2 Limited (non-cumulative step-up perpetual preferred securities)	January 2029	42,805	35,772
SMFG Preferred Capital JPY 2 Limited
Series A (non-cumulative step-up perpetual preferred securities)	January 2019	113,000	113,000
Series B (non-cumulative perpetual preferred securities)	July 2019	140,000	140,000
Series C (non-cumulative perpetual preferred securities)	January 2016	140,000	140,000
Series D (non-cumulative perpetual preferred securities)	January 2014	—	145,200
Series E (non-cumulative perpetual preferred securities)	July 2019	33,000	33,000
Series F (non-cumulative perpetual preferred securities)	January 2016	2,000	2,000
Series G (non-cumulative perpetual preferred securities)	January 2014	—	125,700
SMFG Preferred Capital JPY 3 Limited
Series A (non-cumulative step-up perpetual preferred securities)	January 2020	99,000	99,000
Series B (non-cumulative perpetual preferred securities)	January 2020	164,500	164,500
Series C (non-cumulative perpetual preferred securities)	January 2015	79,500	79,500
Series D (non-cumulative perpetual preferred securities)	January 2015	45,000	45,000

Preferred securities issued by subsidiaries		¥1,212,074	¥1,625,358

(1)	Subject to the prior approval of the Financial Services Agency (“FSA”), preferred securities are redeemable at any dividend payment date on and after a specific month and the month shown in this column is such a specific month of each preferred security.

Others

Others represent the equity in the SMFG Group’s subsidiaries not attributable, directly or indirectly, to the SMFG Group. They were not considered individually material to the SMFG Group at March 31, 2014 and 2013.

26	NET INTEREST INCOME

Net interest income for the fiscal years ended March 31, 2014, 2013 and 2012 consisted of the following:

	For the fiscal year ended March 31,
	2014	2013	2012
	(In millions)
Interest income from:
Deposits with banks	¥37,328	¥29,470	¥28,159
Call loans and bills bought	18,142	12,866	14,350
Reverse repurchase agreements and cash collateral on securities borrowed	14,970	13,000	15,119
Investment securities	85,798	127,172	137,953
Loans and advances	1,557,806	1,543,215	1,514,750

Total interest income	1,714,044	1,725,723	1,710,331

Interest expense from:
Deposits	140,390	123,378	129,463
Call money and bills sold	3,483	4,137	3,563
Repurchase agreements and cash collateral on securities lent	7,547	12,009	10,566
Borrowings	68,266	85,219	83,490
Debt securities in issue	100,117	96,112	85,795
Others	708	715	754

Total interest expense	320,511	321,570	313,631

Net interest income	¥1,393,533	¥1,404,153	¥1,396,700

Interest income recorded on impaired financial assets was ¥32,638 million, ¥38,465 million and ¥28,971 million for the fiscal years ended March 31, 2014, 2013 and 2012, respectively.

27	NET FEE AND COMMISSION INCOME

Net fee and commission income for the fiscal years ended March 31, 2014, 2013 and 2012 consisted of the following:

	For the fiscal year ended March 31,
	2014	2013	2012
	(In millions)
Fee and commission income from:
Loans	¥109,788	¥111,153	¥83,919
Credit card business	234,060	225,071	210,449
Guarantees	45,229	54,067	41,059
Securities-related business	137,184	80,076	80,965
Deposits	18,234	17,622	16,802
Remittances and transfers	130,864	128,647	125,796
Safe deposits	5,832	5,989	6,324
Trust fees	2,421	1,488	1,373
Investment trusts	159,424	162,950	142,941
Agency	17,966	18,146	18,897
Others	142,167	143,476	140,882

Total fee and commission income	1,003,169	948,685	869,407

Fee and commission expense from:
Remittances and transfers	36,413	42,192	33,114
Guarantees	1,607	1,843	18,487
Others	89,939	83,019	80,961

Total fee and commission expense	127,959	127,054	132,562

Net fee and commission income	¥875,210	¥821,631	¥736,845

28	NET TRADING INCOME

Net trading income for the fiscal years ended March 31, 2014, 2013 and 2012 consisted of the following:

	For the fiscal year ended March 31,
	2014	2013	2012
	(In millions)
Interest rate	¥184,859	¥269,030	¥131,736
Foreign exchange	(81,154)	(141,025)	37,951
Equity	10,496	(32,987)	14,790
Credit	20,983	9,955	(1,907)
Others	34	329	(274)

Total net trading income	¥135,218	¥105,302	¥182,296

Net trading income includes income and losses from trading assets and liabilities, and derivative financial instruments.

29	NET INCOME FROM FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

Net income from financial assets at fair value through profit or loss for the fiscal years ended March 31, 2014, 2013 and 2012 consisted of the following:

	For the fiscal year ended March 31,
	2014	2013	2012
	(In millions)
Net income from debt instruments	¥53,142	¥10,265	¥34,334
Net income (loss) from equity instruments	5,444	5,529	(600)

Total net income from financial assets at fair value through profit or loss	¥58,586	¥15,794	¥33,734

30	NET INVESTMENT INCOME

Net investment income for the fiscal years ended March 31, 2014, 2013 and 2012 consisted of the following:

	For the fiscal year ended March 31,
	2014	2013	2012
	(In millions)
Net gain (loss) from disposal of debt instruments	¥(1,753)	¥99,855	¥149,484
Net gain from disposal of equity instruments	225,185	41,140	11,657
Dividend income	108,833	82,409	78,224

Total net investment income	¥332,265	¥223,404	¥239,365

31	OTHER INCOME

Other income for the fiscal years ended March 31, 2014, 2013 and 2012 consisted of the following:

	For the fiscal year ended March 31,
	2014	2013	2012
	(In millions)
Income from operating leases	¥148,211	¥110,906	¥72,483
Income related to disposal of assets leased	149,448	84,631	24,977
Income related to IT solution services	41,043	30,709	39,648
Gains on disposal of property, plant and equipment, and other intangible assets	2,634	240	2,741
Reversal of impairment losses of investments in associates and joint ventures	—	14,970	19,333
Gains on step acquisition of subsidiaries	1,565	141	27,491
Others	86,640	82,806	58,890

Total other income	¥429,541	¥324,403	¥245,563

32	IMPAIRMENT CHARGES ON FINANCIAL ASSETS

Impairment charges on financial assets for the fiscal years ended March 31, 2014, 2013 and 2012 consisted of the following:

	For the fiscal year ended March 31,
	2014	2013	2012
	(In millions)
Loans and advances(1)	¥(25,806)	¥138,375	¥144,022
Available-for-sale financial assets	11,531	131,770	140,288

Total impairment charges (reversals) on financial assets	¥(14,275)	¥270,145	¥284,310

(1)	Cross-reference to provision (credit) for loan losses in the table of reconciliation of allowance for loan losses in Note 10 “Loans and Advances.”

33	GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses for the fiscal years ended March 31, 2014, 2013 and 2012 consisted of the following:

	For the fiscal year ended March 31,
	2014	2013	2012
	(In millions)
Personnel expenses	¥706,376	¥666,073	¥620,281
Depreciation and amortization	137,742	130,382	121,611
Rent and lease expenses	113,314	111,327	105,196
Building and maintenance expenses	8,886	7,926	8,283
Supplies expenses	15,482	14,267	14,192
Communication expenses	35,017	33,099	34,170
Publicity and advertising expenses	56,791	48,979	41,957
Taxes and dues	57,800	57,672	56,582
Outsourcing expenses	88,072	87,583	85,196
Premiums for deposit insurance	54,532	53,687	59,600
Office equipment expenses	40,388	35,749	32,201
Others	208,608	200,427	195,205

Total general and administrative expenses	¥1,523,008	¥1,447,171	¥1,374,474

34	OTHER EXPENSES

Other expenses for the fiscal years ended March 31, 2014, 2013 and 2012 consisted of the following:

	For the fiscal year ended March 31,
	2014	2013	2012
	(In millions)
Cost of operating leases	¥72,189	¥58,252	¥46,278
Cost related to disposal of assets leased	146,196	81,083	20,678
Cost related to IT solution services	122,535	107,475	98,914
Losses on disposal of property, plant and equipment, and other intangible assets	6,763	5,432	6,541
Impairment losses of property, plant and equipment	3,157	4,333	3,757
Impairment losses of intangible assets	193	35	1,989
Losses on sale of investments in subsidiaries and associates	—	8	439
Impairment losses of investments in associates and joint ventures	4,686	7,347	656
Others	73,174	24,282	60,040

Total other expenses	¥428,893	¥288,247	¥239,292

35	INCOME TAX EXPENSE

The detail of income tax expense for the fiscal years ended March 31, 2014, 2013 and 2012 was as follows:

	For the fiscal year ended March 31,
	2014	2013	2012
	(In millions)
Current tax:
Charge for period	¥288,269	¥271,936	¥102,257
Deferred tax:
Origination and reversal of temporary differences	134,074	6,241	240,049
Change in the write-down of deferred tax assets on the current fiscal year income tax expense	(21,244)	(23,020)	11,788
Changes in Japanese corporation tax rates(1)	12,898	—	106,349

Total deferred tax expense (benefit)	125,728	(16,779)	358,186

Total income tax expense	¥413,997	¥255,157	¥460,443

(1)	See Note 22 “Deferred Income Tax” for further information on changes in Japanese corporation tax rates.

The following table shows the reconciliations of the effective income tax rates for the fiscal years ended March 31, 2014, 2013 and 2012.

	For the fiscal year ended March 31,
	2014	2013	2012
	(In millions, except percentages)
Profit before tax	¥1,306,181	¥908,717	¥911,423
Income tax expense	413,997	255,157	460,443
Effective income tax rate	31.7%	28.1%	50.5%

Statutory tax rate in Japan(1)	38.0%	38.0%	40.7%
Non-Japanese earnings	(3.6%)	(4.8%)	(0.9%)
Effect of the change in the write-down of deferred tax assets on the current fiscal year income tax expense	(1.6%)	(2.5%)	1.3%
Nontaxable dividends received	(1.6%)	(1.2%)	(1.2%)
Tax impact of share of post-tax (profit) loss in associates and joint ventures	(0.6%)	(0.8%)	1.1%
Tax impact of impairment losses and reversal of impairment losses for investments in associates and joint ventures—net	0.1%	(0.3%)	(0.8%)
Gains on step acquisition of subsidiaries which were not taxable	—	—	(1.2%)
Changes in Japanese corporation tax rates	1.0%	—	11.7%
Others—net	—	(0.3%)	(0.2%)

Effective income tax rate	31.7%	28.1%	50.5%

(1)	The statutory tax rate in Japan for the fiscal year ended March 31, 2014 is the aggregate of the effective corporation tax rate of 26.1% including the corporation surtax of 2.4%, the effective inhabitant tax rate of 4.9% and the effective enterprise tax rate of 7.0%, which is payable by corporate entities on taxable profits under the tax laws in Japan. The effective corporation tax rate and effective inhabitant tax rate were changed from 27.9% and 5.8% which were applied to the fiscal year ended March 31, 2012. The statutory tax rate in Japan will be changed from the fiscal year beginning April 1, 2014 reflecting the changes in Japanese corporation tax rates as mentioned in Note 22 “Deferred Income Tax.”

36	EARNINGS PER SHARE

The following table shows the income and share data used in the basic and diluted earnings per share calculations for the fiscal years ended March 31, 2014, 2013 and 2012.

	For the fiscal year ended March 31,
	2014	2013	2012
	(In millions, except number of shares and per share data)
Basic:
Profit attributable to shareholders of SMFG	¥766,367	¥535,809	¥338,320
Weighted average number of common stock in issue (in thousands of shares)	1,366,186	1,353,926	1,387,405

Basic earnings per share	¥560.95	¥395.74	¥243.85

Diluted:
Profit attributable to the common shareholders of SMFG	¥766,367	¥535,809	¥338,320
Impact of dilutive potential ordinary shares issued by subsidiaries	(1)	(532)	(918)

Net profit used to determine diluted earnings per share	¥766,366	¥535,277	¥337,402

Weighted average number of common stock in issue (in thousands of shares)	1,366,186	1,353,926	1,387,405
Adjustments for stock options (in thousands of shares)	699	519	244

Weighted average number of common stock for diluted earnings per share (in thousands of shares)	1,366,885	1,354,445	1,387,649

Diluted earnings per share	¥560.67	¥395.20	¥243.15

Stock options granted to certain directors and employees of SMBC before the establishment of SMFG had an effect on the potential common stock and were forfeited in June 2012. Those stock options were antidilutive and not included in the calculation of diluted earnings per share for the fiscal year ended March 31, 2012. The details of stock options are described in Note 39 “Share-Based Payment.”

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

Full derecognition occurs when the SMFG Group transfers its contractual rights to receive cash flows from financial assets, or retains the contractual rights to receive the cash flows, but assumes a contractual obligation to pay the cash flows to another party, and transfers substantially all the risks and rewards of ownership, including credit risk, prepayment risk and interest rate risk. Derecognition does not occur when the SMFG Group retains substantially all the risks and rewards of ownership of the financial assets, where the contractual rights to receive cash flows from the financial assets are transferred, or the rights are retained but obligations to pay the cash flows are assumed.

The following tables show the carrying amounts and fair values of transferred financial assets that did not qualify for derecognition and their associated financial liabilities at March 31, 2014 and 2013:

	At March 31, 2014
	Repurchase agreements and securities lending transactions	Loans and advances
		Residential mortgages	Corporate loans	Others
	(In millions)
Carrying amount of assets	¥5,950,034	¥1,259,549	¥791,286	¥66,890
Carrying amount of associated liabilities	6,981,796	1,035,451	787,087	55,879

For those liabilities that have recourse only to the transferred assets:
Fair value of assets	¥—	¥1,399,594	¥795,081	¥67,155
Fair value of associated liabilities	—	1,099,013	788,102	56,088

Net position	¥—	¥300,581	¥6,979	¥11,067

	At March 31, 2013
	Repurchase agreements and securities lending transactions	Loans and advances
		Residential mortgages	Corporate loans	Others
	(In millions)
Carrying amount of assets	¥5,643,960	¥1,279,446	¥632,206	¥101,871
Carrying amount of associated liabilities	5,588,102	1,088,672	628,665	71,707

For those liabilities that have recourse only to the transferred assets:
Fair value of assets	¥—	¥1,443,233	¥634,795	¥102,218
Fair value of associated liabilities	—	1,174,315	629,778	72,074

Net position	¥—	¥268,918	¥5,017	¥30,144

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

Loans and Advances

The SMFG Group transfers its loans and advances, including residential mortgages and corporate loans, mainly to bankruptcy-remote structured entities for securitizations whereby the structured entities issue debt securities to the SMFG Group for subordinated tranches and to investors for senior tranches. The investors have only recourse to the underlying financial assets due to their bankruptcy-remoteness. Since the SMFG Group retains substantially all the risks and rewards of ownership, the transferred financial assets do not qualify for derecognition. The SMFG Group therefore continues to recognize these transferred financial assets as loans and advances, and recognizes their associated financial liabilities arising from issuing debt securities to investors on the consolidated statement of financial position.

38	ASSETS PLEDGED AND RECEIVED AS COLLATERAL

Assets Pledged

The carrying amounts of assets pledged as collateral at March 31, 2014 and 2013 were as follows:

	At March 31,
	2014	2013
	(In millions)
Cash and deposits with banks	¥113,573	¥225,442
Call loans and bills bought	347,681	496,343
Trading assets	2,267,466	2,556,836
Financial assets at fair value through profit or loss	1,648,262	1,469,245
Held-to-maturity investments	4,393,057	5,725,145
Available-for-sale financial assets	9,248,443	22,922,725
Loans and advances	2,547,250	2,517,326
Property, plant and equipment	10,411	12,496
Other assets	299,243	397,001

Total	¥20,875,386	¥36,322,559

The SMFG Group pledges assets as collateral to secure payables under repurchase agreements, securities lending transactions and securitizations, borrowings or for cash settlements, margins on derivative transactions and certain other purposes. These transactions are conducted under terms that are usual and customary to standard contracts.

Unsecured loaned securities for which the borrowers have the right to sell or repledge were ¥6,037,722 million and ¥5,799,375 million at March 31, 2014 and 2013, respectively.

For the reserve funds with the Bank of Japan and other reserve deposits for foreign offices maintained by the SMFG Group, refer to Note 5 “Cash and Deposits with Banks.”

Assets Received as Collateral

Under certain transactions, including reverse repurchase agreements, securities borrowing, and discounting of bills, the SMFG Group is permitted to resell or repledge the collateral held in the absence of default by the owner of the collateral. These transactions are conducted under terms that are usual and customary for standard contracts. The fair values of securities and bills accepted as collateral were ¥6,990,025 million and ¥5,465,695 million at March 31, 2014 and 2013, respectively. As to the securities received in the reverse repurchase agreements and securities borrowing transactions, the SMFG Group has the obligation to return equivalent securities upon completion of the transactions. The fair value of securities sold or repledged to others was ¥2,987,613 million and ¥3,046,093 million at March 31, 2014 and 2013, respectively.

39	SHARE-BASED PAYMENT

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

	Title of grantees	Exercise period	Requisite service period	Method of settlement
Pre-2002 stock option	Directors and employees of SMFG and SMBC	June 28, 2004 to June 27, 2012	Not applicable	Common stock of SMFG
SMFG Stock Acquisition Rights	Directors, corporate auditors and executive officers of SMFG and SMBC	Not exceeding 30 years from the date of allocation of stock acquisition rights(1)	One year from the date of the ordinary general meeting of shareholders of SMFG to the closing of the next ordinary general meeting of shareholders of SMFG	Common stock of SMFG

(1)	A stock acquisition rights holder can exercise the rights from the day they are relieved of their positions either as a director, a corporate auditor or an executive officer (“Start of Exercise Date”) to 20 years from the Start of Exercise Date.

The number and the weighted average exercise prices of stock options for the fiscal years ended on March 31, 2014 and 2013 were as follows:

	For the fiscal year ended March 31,
	2014		2013
	Number of options(1)	Weighted average exercise price	Number of options(1)	Weighted average exercise price
Outstanding at beginning of period	641,100	¥1	474,500	¥1,516
Granted	115,700	1	280,500	1
Exercised	(1,500)	1	(3,100)	1
Forfeited or expired	(2,500)	1	(110,800)	6,487

Outstanding at end of period	752,800	¥1	641,100	¥1

Exercisable at end of period	154,200	¥1	68,400	¥1

(1)	Number of options is the number of SMFG’s common stock granted by the exercise of stock options.

The weighted average stock price at the date of exercise was ¥5,050 and ¥3,082 for the fiscal years ended March 31, 2014 and 2013, respectively.

Summarized information about stock options outstanding at March 31, 2014 and 2013 was as follows:

		At March 31,
		2014		2013
	Exercise price	Number of options	Remaining contractual lives in years	Number of options	Remaining contractual lives in years
SMFG Stock Acquisition Rights	¥1	752,800	27.9	641,100	28.7

The amounts of stock options recognized as expenses were measured based on the fair value of stock options granted, which were ¥494 million and ¥542 million for the fiscal years ended March 31, 2014 and 2013, respectively, and included in “General and administrative expenses” in the consolidated income statement. The fair value of stock options was measured using Black-Scholes option-pricing model.

The following table represents the fair value of stock options and the assumptions used to measure the fair value.

	For the fiscal year ended March 31,
	2014	2013
Fair value at measurement date	¥4,159	¥2,042
Stock price	¥4,580	¥2,412
Exercise price	¥1	¥1
Expected volatility(1)	31.24%	46.26%
Expected remaining lives (in years)(2)	4	4
Expected dividends per share(3)	¥110	¥100
Risk free interest rate(4)	0.23%	0.14%

(1)	Calculated based on the actual stock prices during the 4 years from August 15, 2009 to August 14, 2013 and August 16, 2008 to August 15, 2012 for the fiscal years ended March 31, 2014 and 2013, respectively.
(2)	The average expected remaining life could not be estimated rationally due to insufficient amount of data. Therefore, it was estimated based on average remaining service life of directors of SMFG and its subsidiaries.
(3)	Expected dividends are based on the estimated dividends to be paid in next twelve months from the date of grant.
(4)	Japanese government bond yield corresponding to the average expected remaining life.

40	DIVIDENDS PER SHARE

The dividends recognized by the SMFG Group for the fiscal years ended March 31, 2014, 2013 and 2012 were as follows:

	Dividends per share	Aggregate amount
	(In yen)	(In millions)
For the fiscal year ended March 31, 2014:
Common stock	¥125	¥169,973
For the fiscal year ended March 31, 2013:
Common stock	¥100	¥135,253
For the fiscal year ended March 31, 2012:
Common stock	¥100	¥138,913
1st series Type 6 preferred stock	44,250	3,098

On June 27, 2014, the general meeting of shareholders approved a dividend of ¥65 per share of common stock totaling ¥91,656 million in respect of the fiscal year ended March 31, 2014. The amount included ¥2,783 million of dividends distributed to SMFG’s subsidiary. The consolidated financial statements for the fiscal year ended March 31, 2014 do not include this dividend payable.

41	CONTINGENCY AND CAPITAL COMMITMENTS

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

Capital Commitments

At March 31, 2014 and 2013, the SMFG Group had ¥204,293 million and ¥283,970 million of contractual commitments to acquire property, plant and equipment including aircraft for leasing business. In addition, the SMFG Group had ¥1,867 million and ¥2,469 million of contractual commitments to acquire intangible assets, such as software at March 31, 2014 and 2013, respectively. The SMFG Group’s management is confident that future net revenues and funding will be sufficient to cover these commitments.

Loan Commitments

Loan commitment contracts on overdrafts and loans are agreements to lend up to a prescribed amount to customers, as long as there is no violation of any condition established in the contracts. Since many of these loan commitments are expected to expire without being drawn down, the total amount of unused commitments does not necessarily represent an actual future cash flow requirement. Many of these loan commitments include clauses under which the SMFG Group can reject an application from customers or reduce the contract amounts in cases where economic conditions change, the SMFG Group needs to secure claims, or some other significant event occurs.

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

The table below shows the nominal amounts of undrawn loan commitments, and financial guarantees and other credit-related contingent liabilities at March 31, 2014 and 2013.

	At March 31,
	2014	2013
	(In millions)
Loan commitments	¥49,285,032	¥46,490,109
Financial guarantees and other credit-related contingent liabilities	6,396,144	5,891,617

Total	¥55,681,176	¥52,381,726

42	ANALYSIS OF FINANCIAL ASSETS AND LIABILITIES BY MEASUREMENT BASIS

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

	At March 31, 2014
	Financial assets and liabilities at fair value through profit or loss	Held-to-maturity investments	Loans and receivables	Available-for-sale financial assets	Financial liabilities measured at amortized cost	Total
	(In millions)
Financial assets:
Cash and deposits with banks	¥—	¥—	¥33,208,724	¥—	¥—	¥33,208,724
Call loans and bills bought	—	—	1,248,235	—	—	1,248,235
Reverse repurchase agreements and cash collateral on securities borrowed	—	—	4,303,121	—	—	4,303,121
Trading assets	3,557,545	—	—	—	—	3,557,545
Derivative financial instruments	4,891,382	—	—	—	—	4,891,382
Financial assets at fair value through profit or loss	1,840,255	—	—	—	—	1,840,255
Investment securities	—	4,528,254	—	17,524,744	—	22,052,998
Loans and advances(1)	5,653	—	81,239,329	—	—	81,244,982
Other financial assets(2)	—	—	1,995,524	—	—	1,995,524

Total	¥10,294,835	¥4,528,254	¥121,994,933	¥17,524,744	¥—	¥154,342,766

Financial liabilities:
Deposits(1)	¥12,686	¥—	¥—	¥—	¥108,357,808	¥108,370,494
Call money and bills sold	—	—	—	—	4,112,429	4,112,429
Repurchase agreements and cash collateral on securities lent	—	—	—	—	7,041,075	7,041,075
Trading liabilities	1,865,243	—	—	—	—	1,865,243
Derivative financial instruments	4,980,991	—	—	—	—	4,980,991
Borrowings(1)	1,221	—	—	—	8,462,142	8,463,363
Debt securities in issue(1)	14,303	—	—	—	8,754,791	8,769,094
Other financial liabilities(2)	—	—	—	—	4,703,784	4,703,784

Total	¥6,874,444	¥—	¥—	¥—	¥141,432,029	¥148,306,473

	At March 31, 2013
	Financial assets and liabilities at fair value through profit or loss	Held-to-maturity investments	Loans and receivables	Available-for-sale financial assets	Financial liabilities measured at amortized cost	Total
	(In millions)
Financial assets:
Cash and deposits with banks	¥—	¥—	¥11,804,786	¥—	¥—	¥11,804,786
Call loans and bills bought	—	—	1,353,866	—	—	1,353,866
Reverse repurchase agreements and cash collateral on securities borrowed	—	—	3,927,126	—	—	3,927,126
Trading assets	3,481,619	—	—	—	—	3,481,619
Derivative financial instruments	6,851,729		—	—	—	6,851,729
Financial assets at fair value through profit or loss	2,045,046	—	—	—	—	2,045,046
Investment securities	—	5,840,257	—	30,412,342	—	36,252,599
Loans and advances(1)	9,368	—	75,977,689	—	—	75,987,057
Other financial assets(2)	—	—	2,237,733	—	—	2,237,733

Total	¥12,387,762	¥5,840,257	¥95,301,200	¥30,412,342	¥—	¥143,941,561

Financial liabilities:
Deposits(1)	¥13,107	¥—	¥—	¥—	¥101,008,306	¥101,021,413
Call money and bills sold	—	—	—	—	2,954,052	2,954,052
Repurchase agreements and cash collateral on securities lent	—	—	—	—	6,510,627	6,510,627
Trading liabilities	1,910,886	—	—	—	—	1,910,886
Derivative financial instruments	6,936,356	—	—	—	—	6,936,356
Borrowings(1)	1,270	—	—	—	6,474,273	6,475,543
Debt securities in issue(1)	14,232	—	—	—	7,935,788	7,950,020
Other financial liabilities(2)	—	—	—	—	4,352,217	4,352,217

Total	¥8,875,851	¥—	¥—	¥—	¥129,235,263	¥138,111,114

(1)	Embedded derivatives, which are separately accounted for, but presented together with the host contract in the consolidated statement of financial position, are disclosed in this table within the category of “Financial assets and liabilities at fair value through profit or loss.” Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in this table as assets or liabilities to be consistent with the line of the host contract.
(2)	Other financial assets and liabilities comprise of those included in other assets and liabilities, which meet the definition of a financial asset and liability.

43	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair values stated below represent the best estimates based on a range of methods and assumptions. In determining the fair value of financial assets and liabilities, the SMFG Group gives the highest priority to a quoted market price in an active market. If such prices are not available, it establishes fair value using valuation techniques. The valuation techniques, if used, make maximum use of observable inputs, and rely as little as possible on unobservable inputs.

Financial Assets and Liabilities Carried at Fair Value

Valuation Process

The SMFG Group undertakes a valuation process based on its valuation control framework, which governs internal control standards, methodologies and procedures to ensure that the fair values are determined or validated independently of the front office.

The SMFG Group uses valuation techniques commonly used by market participants to price the financial instruments and that have been demonstrated to provide reliable estimates of prices obtained in actual market transactions. The valuation techniques include the DCF method, option pricing models and reference to the current fair value of another instrument that is substantially the same. Key adjustments, such as liquidity risk and credit risk adjustments are also taken into account to derive fair values.

Where valuation techniques are used to determine fair values, they are validated and reviewed. In principal subsidiaries, their risk management departments, which are independent from the business units, review significant valuation methodologies at least once a year, and recalibrate model parameters and inputs by comparing fair values derived from the valuation techniques to the external market data such as broker quotes. Where the data obtained from third party sources such as brokers and pricing service providers are utilized in determining fair values, those departments also examine those data, taking into account the consistency among the different sources, the aging of the data and other factors. In addition, accounting departments in those principal subsidiaries are responsible for ensuring that the accounting policies and procedures to determine fair values are in compliance with relevant accounting standards.

Fair Value Hierarchy

Financial assets and liabilities measured at fair value are classified into one of three levels within a fair value hierarchy based on the inputs used in the fair value measurement. The three levels of a fair value hierarchy are as follows:

•	quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date (Level 1);

•	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (Level 2); and

•	significant unobservable inputs for the asset or liability (Level 3).

The following tables present the carrying amounts of financial assets and liabilities carried at fair value based on the three levels of the fair value hierarchy at March 31, 2014 and 2013.

	At March 31, 2014
	Level 1(2)	Level 2(2)	Level 3	Total
	(In millions)
Financial assets:
Trading assets:
Debt instruments	¥2,549,647	¥713,438	¥—	¥3,263,085
Equity instruments	207,782	205	86,473	294,460

Total trading assets	2,757,429	713,643	86,473	3,557,545

Derivative financial instruments:
Interest rate derivatives	24,575	3,820,205	629	3,845,409
Currency derivatives	32	977,586	—	977,618
Equity derivatives	5,095	30,497	118	35,710
Commodity derivatives	122	26,694	—	26,816
Credit derivatives	—	5,829	—	5,829

Total derivative financial instruments	29,824	4,860,811	747	4,891,382

Financial assets at fair value through profit or loss:
Debt instruments	—	1,648,261	49,611	1,697,872
Equity instruments	2,029	283	140,071	142,383

Total financial assets at fair value through profit or loss	2,029	1,648,544	189,682	1,840,255

Available-for-sale financial assets:
Japanese government bonds	8,261,809	—	—	8,261,809
U.S. Treasury and other U.S. government agency bonds	1,871,757	—	—	1,871,757
Other debt instruments	634,925	1,696,360	9,445	2,340,730
Equity instruments	3,500,457	831,367	718,624	5,050,448

Total available-for-sale financial assets	14,268,948	2,527,727	728,069	17,524,744

Others(1)	—	5,653	—	5,653

Total	¥17,058,230	¥9,756,378	¥1,004,971	¥27,819,579

Financial liabilities:
Trading liabilities:
Debt instruments	¥1,826,969	¥32,177	¥—	¥1,859,146
Equity instruments	6,097	—	—	6,097

Total trading liabilities	1,833,066	32,177	—	1,865,243

Derivative financial instruments:
Interest rate derivatives	21,191	3,840,355	—	3,861,546
Currency derivatives	—	1,058,051	—	1,058,051
Equity derivatives	8,619	27,610	—	36,229
Commodity derivatives	121	17,689	—	17,810
Credit derivatives	—	4,949	2,406	7,355

Total derivative financial instruments	29,931	4,948,654	2,406	4,980,991

Others(1)	—	28,210	—	28,210

Total	¥1,862,997	¥5,009,041	¥2,406	¥6,874,444

	At March 31, 2013
	Level 1(2)	Level 2(2)	Level 3	Total
	(In millions)
Financial assets:
Trading assets:
Debt instruments	¥2,517,557	¥717,420	¥—	¥3,234,977
Equity instruments	185,169	210	61,263	246,642

Total trading assets	2,702,726	717,630	61,263	3,481,619

Derivative financial instruments:
Interest rate derivatives	33,457	5,498,944	—	5,532,401
Currency derivatives	46	1,215,018	—	1,215,064
Equity derivatives	2,065	49,932	389	52,386
Commodity derivatives	47	45,934	—	45,981
Credit derivatives	—	5,897	—	5,897

Total derivative financial instruments	35,615	6,815,725	389	6,851,729

Financial assets at fair value through profit or loss:
Debt instruments	—	1,873,529	37,949	1,911,478
Equity instruments	4,507	150	128,911	133,568

Total financial assets at fair value through profit or loss	4,507	1,873,679	166,860	2,045,046

Available-for-sale financial assets:
Japanese government bonds	19,577,135	—	—	19,577,135
U.S. Treasury and other U.S. government agency bonds	3,804,480	—	—	3,804,480
Other debt instruments	739,512	1,813,164	14,908	2,567,584
Equity instruments	3,086,688	677,523	698,932	4,463,143

Total available-for-sale financial assets	27,207,815	2,490,687	713,840	30,412,342

Others(1)	—	9,368	—	9,368

Total	¥29,950,663	¥11,907,089	¥942,352	¥42,800,104

Financial liabilities:
Trading liabilities:
Debt instruments	¥1,855,369	¥52,750	¥—	¥1,908,119
Equity instruments	2,767	—	—	2,767

Total trading liabilities	1,858,136	52,750	—	1,910,886

Derivative financial instruments:
Interest rate derivatives	37,767	5,459,163	—	5,496,930
Currency derivatives	—	1,306,816	—	1,306,816
Equity derivatives	10,474	73,773	—	84,247
Commodity derivatives	87	28,145	—	28,232
Credit derivatives	—	5,485	14,646	20,131

Total derivative financial instruments	48,328	6,873,382	14,646	6,936,356

Others(1)	—	28,609	—	28,609

Total	¥1,906,464	¥6,954,741	¥14,646	¥8,875,851

(1)	Embedded derivatives, which are separately accounted for, but presented together with the host contract in the consolidated statement of financial position, are disclosed in this table within Others. Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in this table as assets or liabilities to be consistent with the host contract.
(2)	Transfers between levels of the fair value hierarchy are deemed to have occurred at the beginning of the period. There were no significant transfers between Level 1 and Level 2 for the fiscal years ended March 31, 2014 and 2013.

The following tables present reconciliations from the beginning to the ending balances for financial assets and liabilities carried at fair value and categorized within Level 3 of the fair value hierarchy for the fiscal years ended March 31, 2014 and 2013.

	At April 1, 2013	Total gains (losses)		Purchases	Sales	Settlements	Transfers into Level 3(1)	Transfers out of Level 3(1)	At March 31, 2014	Changes in unrealized gains (losses) included in profit or loss related to assets and liabilities held at March 31, 2014
		Included in profit or loss	Included in other comprehensive income
	(In millions)
Trading assets:
Equity instruments	¥61,263	¥5,361	¥6,292	¥15,849	¥(2,292)	¥—	¥—	¥—	¥86,473	¥(1,328)

Total trading assets	61,263	5,361	6,292	15,849	(2,292)	—	—	—	86,473	(1,328)

Derivative financial instruments—net:
Interest rate derivatives—net	—	629	—	—	—	—	—	—	629	629
Equity derivatives—net	389	(295)	—	30	—	(6)	—	—	118	(256)
Credit derivatives—net	(14,646)	20,813	(1,095)	—	—	(7,478)	—	—	(2,406)	20,813

Total derivative financial instruments—net	(14,257)	21,147	(1,095)	30	—	(7,484)	—	—	(1,659)	21,186

Financial assets at fair value through profit or loss:
Debt instruments	37,949	23,362	—	—	(1,170)	(10,530)	—	—	49,611	24,118
Equity instruments	128,911	991	—	24,950	(10,730)	(3,047)	53	(1,057)	140,071	965

Total financial assets at fair value through profit or loss	166,860	24,353	—	24,950	(11,900)	(13,577)	53	(1,057)	189,682	25,083

Available-for-sale financial assets:
Debt instruments	14,908	412	(515)	583	(5,787)	(156)	—	—	9,445	(296)
Equity instruments	698,932	(1,868)	38,989	53,072	(7,831)	(56,616)	163	(6,217)	718,624	(6,320)

Total available-for-sale financial assets	713,840	(1,456)	38,474	53,655	(13,618)	(56,772)	163	(6,217)	728,069	(6,616)

Total	¥927,706	¥49,405	¥43,671	¥94,484	¥(27,810)	¥(77,833)	¥216	¥(7,274)	¥1,002,565	¥38,325

	At April 1, 2012	Total gains (losses)		Purchases	Sales	Settlements	Transfers into Level 3(1)	Transfers out of Level 3(1)	At March 31, 2013	Changes in unrealized gains (losses) included in profit or loss related to assets and liabilities held at March 31, 2013
		Included in profit or loss	Included in other comprehensive income
	(In millions)
Trading assets:
Equity instruments	¥53,510	¥4,625	¥7,741	¥—	¥(4,613)	¥—	¥—	¥—	¥61,263	¥4,674

Total trading assets	53,510	4,625	7,741	—	(4,613)	—	—	—	61,263	4,674

Derivative financial instruments—net:
Equity derivatives—net	(562)	241	—	46	—	(78)	—	742	389	176
Credit derivatives—net	(16,687)	11,082	(1,979)	—	—	(7,062)	—	—	(14,646)	10,715

Total derivative financial instruments—net	(17,249)	11,323	(1,979)	46	—	(7,140)	—	742	(14,257)	10,891

Financial assets at fair value through profit or loss:
Debt instruments	132,707	1,571	—	—	(11,329)	(85,000)	—	—	37,949	1,269
Equity instruments	128,264	(20)	—	5,790	(3,196)	(778)	108	(1,257)	128,911	(71)

Total financial assets at fair value through profit or loss	260,971	1,551	—	5,790	(14,525)	(85,778)	108	(1,257)	166,860	1,198

Available-for-sale financial assets:
Debt instruments	10,426	(577)	1,390	3,769	—	(100)	—	—	14,908	(577)
Equity instruments	675,298	(215)	56,353	55,140	(29,826)	(53,186)	—	(4,632)	698,932	(4,053)

Total available-for-sale financial assets	685,724	(792)	57,743	58,909	(29,826)	(53,286)	—	(4,632)	713,840	(4,630)

Total	¥982,956	¥16,707	¥63,505	¥64,745	¥(48,964)	¥(146,204)	¥108	¥(5,147)	¥927,706	¥12,133

(1)	Transfers between levels of the fair value hierarchy are deemed to have occurred at the beginning of the period.

The following table presents total gains or losses included in profit or loss for the Level 3 financial assets and liabilities, and changes in unrealized gains or losses included in profit or loss related to those financial assets and liabilities held at March 31, 2014 and 2013 by line item of the consolidated income statement.

	Total gains (losses) included in profit or loss for the fiscal year ended March 31,		Changes in unrealized gains (losses) included in profit or loss related to assets and liabilities held at March 31,
	2014	2013	2014	2013
	(In millions)
Net trading income	¥26,212	¥15,948	¥19,562	¥15,565
Net income from financial assets at fair value through profit or loss	24,353	1,551	25,083	1,198
Net investment income	5,375	7,798	—	3,570
Impairment charges on financial assets	(6,535)	(8,590)	(6,320)	(8,200)

Total	¥49,405	¥16,707	¥38,325	¥12,133

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

Trading assets and trading liabilities

Debt and equity instruments traded in an active market are measured at fair value using a quoted market price in such a market and they are categorized within Level 1. If a quoted market price is not available, they are measured by using a price quoted by a third party, such as a pricing service or broker, or by reference to the current fair value of another instrument that is substantially the same, based on inputs such as prices obtained from brokers, observable interest rates and spreads. These financial instruments are categorized within Level 2.

Certain investment funds classified as held for trading are measured at fair value determined based on net asset value, which includes significant unobservable inputs. These funds are categorized within Level 3.

Commercial paper is measured at fair value using the DCF method, where primary inputs are observable interest rates and credit spreads, inferred from the prevailing market rates. Therefore, commercial paper is categorized within Level 2.

Derivative financial instruments

Listed derivatives (including interest rates, bonds, currencies, stocks and commodities) are measured at fair value using the settlement price announced by the major exchange on which transactions are traded because the settlement price in the exchange reflects the most current transaction price, and is readily and regularly available from the exchange. Listed derivatives are categorized within Level 1.

OTC derivatives (non-exchange-traded derivatives) are measured at fair value using valuation techniques such as the present value of estimated future cash flows and option pricing models, generally based on observable interest rates, foreign exchange, commodities, stock prices and other factors as inputs. The valuation models for some transactions, such as yield curve spread options and equity options, use inputs which are not directly observable in the market, including historical correlation coefficients and historical volatilities. However, as the impact of these unobservable inputs is insignificant to the fair value for most of the transactions, the SMFG Group categorizes the majority of those transactions within Level 2.

The credit loss protection scheme which the SMFG Group offers to Goldman Sachs (“GS”) is considered to be a credit derivative, where the underlying reference entities are the American and European corporate entities covered in the commitment line portfolio of the GS group. The fair value of this derivative is determined using an ordinary collateralized debt obligation (“CDO”) pricing model, commonly used in the financial markets. The SMFG Group takes some portions of the positions in subordinated and mezzanine tranches, which covers the first and second credit losses from the portfolio. The major inputs for this derivative are credit default swap (“CDS”) spread rates, correlation ratios of CDS indices for similar portfolios, and the expected additional commitment withdrawal ratio. Although CDS spread rates and correlation ratios are observable in an active market or available from brokers, this whole scheme is categorized within Level 3 as the expected additional withdrawal ratio, which is considered to be a significant input, is not observable in the market.

In addition, the fair value of OTC derivatives incorporates both counterparty credit risk in relation to OTC derivative assets and own credit risk in relation to OTC derivative liabilities. The SMFG Group calculates the credit risk adjustments by applying the probability of default that reflects the counterparty’s or its own credit risk to the OTC derivative exposures and multiplying the result by the loss expected in the event of default. For the probability of default, the SMFG Group uses observable market data, where possible. The OTC derivative exposures used are determined taking into consideration the effect of master netting agreements and collateral. As the SMFG Group manages the OTC derivatives on the basis of its net credit risk exposure, the credit risk adjustments of those OTC derivatives are measured on a portfolio basis in accordance with the exception set forth in IFRS 13.

Financial assets at fair value through profit or loss

The majority of instruments in this category are debt instruments measured at fair value, using a valuation technique based on the observable prices in the market and they are categorized within Level 2.

Some equity and debt instruments in this category are hybrid instruments which have both equity and debt features. These include preferred stocks which are measured at fair value using various valuation models, such as the Monte Carlo Simulation, if they are indexed to the market prices in a stock exchange. These valuation models use the historical volatility of the listed stocks as an input, which are not observable in the market, resulting in these instruments being categorized within Level 3. Other types of preferred stocks and other non-hybrid equity instruments are evaluated using valuation techniques for unlisted stocks, which are normally used for private equity investments. The SMFG Group calculates the fair values of these instruments based on the income approach, market approach using market multiples or others, which are not usually observable in the market. These instruments are categorized within Level 3.

Available-for-sale financial assets

(a)	Debt instruments

Debt instruments are measured at fair value using a quoted market price and categorized within Level 1 if they are traded in an active market. Debt instruments are categorized within Level 2 if they are measured at fair value using a price quoted by a third party, such as a pricing service or broker, or by reference to the current fair value of another bond that is substantially the same based on inputs such as prices obtained from brokers, observable interest rates and spreads. Some debt instruments are measured at fair value using the DCF method in which significant unobservable inputs are used, and categorized within Level 3.

(b)	Equity instruments

Listed stocks are measured at fair value based on the market price at a stock exchange and categorized within Level 1.

Unlisted common and preferred stocks in this category are measured at fair value using valuation techniques, similar to those described in “Financial assets at fair value through profit or loss” above.

Publicly offered investment trusts and funds are measured at fair value using a unit price or the market price on which such instruments are listed, and they are categorized within Level 1. Instruments whose prices are not available in the market, such as privately offered investment trusts, are measured at fair value based on the unit price, which is usually regarded as an exit price, obtained from the fund administrator or investment management firm. In such a case, these investment trusts and funds are categorized within Level 2. Other investment funds, such as private equity and real estate investment funds, are generally measured at fair value based on net asset value, which includes significant unobservable inputs. These funds are categorized within Level 3.

Significant Unobservable Inputs

The following table presents quantitative information about significant unobservable inputs used in fair value measurement for Level 3 financial assets and liabilities at March 31, 2014.

	At March 31, 2014
	Fair value	Valuation technique(s)(1)	Significant unobservable inputs(1)	Range of inputs(1)
	(In millions)
Financial assets:
Trading assets:
Equity instruments	¥86,473	Net asset value(2)	—	—
Derivative financial instruments:
Interest rate derivatives	629	Option model	Interest rate to interest rate correlation	27%-100%
Equity derivatives	118	Option model	Equity volatility	20%-54%
Financial assets at fair value through profit or loss:
Debt instruments	49,611	Monte Carlo Simulation	Equity volatility	25%-68%
		Market multiples	Price/Embedded value multiple	0.5x
			Liquidity discount	10%
Equity instruments	140,071	Market multiples	Price/Earnings multiple	10.4x-17.7x
			EV/EBITDA multiple	7.4x
			Liquidity discount	20%
		See note (3) below	—	—
Available-for-sale financial assets:
Debt instruments	9,445	DCF method	Discount margin	0%-3%
Equity instruments	718,624	Market multiples	Price/Book value multiple	0.7x-1.9x
			Price/Earnings multiple	11.5x-75.8x
			EV/EBITDA multiple	5.5x-20.2x
			Price/Embedded value multiple	0.5x
			Liquidity discount	10%-20%
		Monte Carlo Simulation	Equity volatility	58%-60%
		Net asset value(2)	—	—
		See note (3) below	—	—
Financial liabilities:
Derivative financial instruments:
Credit derivatives	¥2,406	CDO pricing model	Additional withdrawal ratio	75%

(1)	Valuation techniques and unobservable inputs for insignificant Level 3 financial assets and liabilities are excluded.
(2)	The SMFG Group has determined that the net asset value represents fair values of certain investment funds.
(3)	Fair values of certain equity instruments such as unlisted stocks are estimated on the basis of an analysis of the investee’s financial position and results, risk profile, prospects and other factors. A range of key inputs is not provided in the table above as it is not practical to do so given the nature of such valuation techniques.

Correlation

Correlation represents a measure of the relationship between the movements of two variables, which is expressed as a number between plus and minus one. A positive correlation indicates that two variables move in the same direction while a negative correlation indicates that they move in opposite directions. Interest rate correlation used in the valuation techniques of complex interest rate derivatives, which refers to the correlation between two interest rates of different tenors, is estimated based on historical data. In general, a significant increase in the correlation in isolation would result in either a significantly higher or lower fair value measurement, depending on the terms of the instruments.

Volatility

Volatility represents a measure of how much a particular instrument, parameter or index will change in value over time. In the valuation of preferred stocks and equity derivative instruments containing optionality, historical volatility of the related listed stocks is used as a key input because current implied volatility is generally not observable in the market. In general, a significant increase in the volatility in isolation would result in a significantly higher fair value measurement.

Price/Earnings, price/book value and price/embedded value multiples

Price/Earnings (“P/E”) multiple represents the ratio of the equity value to the net income, while price/book value (“P/B”) multiple represents the ratio of the equity value to the book value. Embedded value, which takes into account the future cash flows in addition to the net asset value, is applied instead of the book value for a certain unlisted company. These multiples are estimated based on comparable listed companies. In general, a significant increase in the P/E multiple, P/B multiple or price/embedded value multiple in isolation would result in a significantly higher fair value measurement.

EV/EBITDA multiple

EV/EBITDA multiple represents the ratio of the enterprise value (“EV”) to earnings before interest, taxes, depreciation and amortization (“EBITDA”), where the EV is the aggregate value of equity and debt minus cash and cash equivalents. The multiple is estimated based on comparable listed companies. In general, a significant increase in the EV/EBITDA multiple in isolation would result in a significantly higher fair value measurement.

Liquidity discount

A liquidity discount is primarily applied in the valuation techniques for unlisted stocks to reflect the fact that these stocks are not actively traded. In general, a significant increase in the liquidity discount in isolation would result in a significantly lower fair value measurement.

Discount margin

Discount margin represents a spread used in estimating future cash flows in a DCF method to reflect the uncertainty of the cash flows that market participants would consider. In general, a significant increase in the discount margin in isolation would result in a significantly lower fair value measurement.

Additional withdrawal ratio

Additional withdrawal ratio represents the expected additional withdrawal ratio of unfunded commitment lines in the reference portfolio (mainly revolving credit facilities for commercial paper backup) concerning the credit loss protection scheme offered to GS. The expected additional withdrawal ratio is estimated based on historical data of actual funded amounts at default for similar portfolios. In general, a significant increase in the additional withdrawal ratio in isolation would result in a significant increase in the fair value of derivative liabilities (unfavorable change).

Sensitivity Analysis

The fair value of certain financial assets and liabilities are measured using valuation techniques based on inputs such as prices and rates that are not observable in the market. The following tables present the impact of the valuation sensitivity, if these inputs fluctuate to the extent deemed reasonable and the volatility of such inputs has a significant impact on the fair value.

	At March 31, 2014
	Total fair value measured using valuation techniques	Effect recorded in profit or loss		Effect recorded directly in equity
		Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
	(In millions)
Financial assets:
Trading assets:
Equity instruments	¥86,473	¥895	¥895	¥—	¥—
Derivative financial instruments:
Interest rate derivatives	629	230	989	—	—
Equity derivatives	118	208	82	—	—
Financial assets at fair value through profit or loss:
Debt instruments	49,611	2,784	2,179	—	—
Equity instruments	140,071	593	589	—	—
Available-for-sale financial assets:
Debt instruments	9,445	—	—	251	385
Equity instruments	718,624	—	—	24,026	22,801

Financial liabilities:
Derivative financial instruments:
Credit derivatives	¥2,406	¥6,874	¥5,754	¥—	¥—

	At March 31, 2013
	Total fair value measured using valuation techniques	Effect recorded in profit or loss		Effect recorded directly in equity
		Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
	(In millions)
Financial assets:
Trading assets:
Equity instruments	¥61,263	¥872	¥872	¥—	¥—
Derivative financial instruments:
Equity derivatives	389	239	64	—	—
Financial assets at fair value through profit or loss:
Debt instruments	37,949	2,063	2,183	—	—
Equity instruments	128,911	571	563	—	—
Available-for-sale financial assets:
Debt instruments	14,908	—	—	309	—
Equity instruments	698,932	—	—	22,156	21,642

Financial liabilities:
Derivative financial instruments:
Credit derivatives	¥14,646	¥8,713	¥7,181	¥—	¥—

Trading assets

The investment funds classified as held for trading are measured at fair value determined based on net asset value per share, which includes significant unobservable inputs. Since those funds are managed by value at risk (“VaR”) based on historical gain or loss data, the impact of the valuation sensitivity is estimated using a one-day VaR of the portfolio.

Derivative financial instruments

With respect to the credit loss protection scheme offered to GS, the anticipated losses will vary significantly depending on the expected additional withdrawal ratio of unfunded commitment lines in the reference portfolio. The tables above present the estimates of the impact of changing the expected additional withdrawal ratio from an optimistic (favorable) scenario to a pessimistic (unfavorable) scenario. For the other derivative instruments that use interest rate correlation or historical volatilities in the valuation techniques, the impact resulting from using a reasonable range of those inputs is estimated where it is expected to be significant.

Financial assets at fair value through profit or loss / Available-for-sale financial assets

With respect to preferred stocks convertible into listed stocks, for which historical volatilities of related listed stocks are used in the valuation techniques, the impact resulting from using a reasonable range for the volatility is statistically estimated where it is expected to be significant. With respect to unlisted stocks which are measured at fair value based on a market approach, the impact of changing the market multiples within a reasonable range (±10%) is estimated.

Financial Assets and Liabilities Not Carried at Fair Value

The tables below present the carrying amounts and fair values of financial assets and liabilities not carried at fair value on the SMFG Group’s consolidated statements of financial position at March 31, 2014 and 2013. Additionally, fair values at March 31, 2014 are classified by levels within the hierarchy as described in “Financial Assets and Liabilities Carried at Fair Value—Fair Value Hierarchy.”

		At March 31, 2014
		Carrying amount	Fair value
	Notes		Total	Level 1	Level 2	Level 3
		(In millions)
Financial assets:
Cash and deposits with banks	a	¥33,208,724	¥33,207,328	¥32,198,245	¥1,009,083	¥—
Call loans and bills bought:
Call loans	a	1,208,332	1,208,555	—	1,208,555	—
Bills bought	a	39,903	39,882	—	39,882	—
Reverse repurchase agreements and cash collateral on securities borrowed	a	4,303,121	4,309,294	—	4,309,294	—
Investment securities:
Held-to-maturity investments	b	4,528,254	4,562,348	4,562,348	—	—
Loans and advances	a	81,244,982	83,395,281	—	331,751	83,063,530
Other financial assets	a	1,995,524	1,991,014	—	1,845,539	145,475

Financial liabilities:
Deposits:
Non-interest-bearing deposits, demand deposits and deposits at notice	c	¥62,226,233	¥62,226,601	¥—	¥62,226,601	¥—
Other deposits	c	46,144,261	46,149,497	—	46,149,497	—
Call money and bills sold:
Call money	c	4,112,429	4,112,428	—	4,112,428	—
Bills sold		—	—	—	—	—
Repurchase agreements and cash collateral on securities lent	c	7,041,075	7,041,075	—	7,041,075	—
Borrowings	c	8,463,363	8,564,754	—	8,554,264	10,490
Debt securities in issue	c	8,769,094	8,924,529	—	8,764,815	159,714
Other financial liabilities	c	4,703,784	4,702,303	—	4,594,742	107,561

		At March 31, 2013
	Notes	Carrying amount	Fair value
		(In millions)
Financial assets:
Cash and deposits with banks	a	¥11,804,786	¥11,802,143
Call loans and bills bought:
Call loans	a	1,302,002	1,302,304
Bills bought	a	51,864	51,827
Reverse repurchase agreements and cash collateral on securities borrowed	a	3,927,126	3,928,125
Investment securities:
Held-to-maturity investments	b	5,840,257	5,901,664
Loans and advances	a	75,987,057	77,736,934
Other financial assets	a	2,237,733	2,232,717

Financial liabilities:
Deposits:
Non-interest-bearing deposits, demand deposits and deposits at notice	c	¥57,638,118	¥57,637,968
Other deposits	c	43,383,295	43,385,998
Call money and bills sold:
Call money	c	2,954,052	2,954,051
Bills sold		—	—
Repurchase agreements and cash collateral on securities lent	c	6,510,627	6,510,627
Borrowings	c	6,475,543	6,605,607
Debt securities in issue	c	7,950,020	8,125,644
Other financial liabilities	c	4,352,217	4,350,936

Notes:

a.	(i)	The carrying amounts of deposits with banks without maturity and loans with no specified repayment dates represent a reasonable estimate of fair value as these financial instruments are short-term in nature.
	(ii)	Financial assets with a remaining maturity of six months or less: The carrying amounts represent a reasonable estimate of fair value.
	(iii)	Financial assets with a remaining maturity of more than six months: Except for impaired loans and advances, the fair values are mostly determined using discounted cash flow models taking into account certain factors including counterparties’ credit ratings, pledged collateral, and market interest rates. The fair values of impaired loans and advances are generally determined by discounting the estimated future cash flows over the time period they are expected to be recovered, and may be based on the appraisal value of underlying collateral as appropriate.
Note that some of the financial assets in this category include embedded derivatives, which are separately accounted for, but presented together with the host contract.
b.		The fair values for held-to-maturity investments are determined using quoted prices in active markets.
c.	(i)	The carrying amounts of demand deposits and deposits without maturity represent a reasonable estimate of fair value as these financial instruments are short-term in nature.
	(ii)	Financial liabilities with a remaining maturity of six months or less: The carrying amounts represent a reasonable estimate of fair value.
	(iii)	Financial liabilities with a remaining maturity of more than six months: The fair values are, in principle, based on the present values of future cash flows calculated using the refinancing rate applied to the same type of instruments for similar remaining maturities. The fair values of debt securities in issue are based on the present values of future cash flows calculated using the rate derived from yields of bonds issued by SMBC and publicly offered subordinated bonds published by securities firms.
Note that some of the financial liabilities in this category include embedded derivatives, which are separately accounted for, but presented together with the host contract.

44	OFFSETTING OF FINANCIAL ASSETS AND LIABILITIES

The following tables present the information about the impact of offsetting of financial assets and liabilities in the consolidated statement of financial position in accordance with the criteria described in Note 2 “Summary of Significant Accounting Policies,” as well as the impact of netting of financial instruments that are subject to enforceable master netting arrangements or similar agreements but do not qualify for the offsetting criteria at March 31, 2014 and 2013.

	At March 31, 2014
	Gross amounts of recognized financial assets and liabilities	Gross amounts offset in statement of financial position(1)	Net amounts presented in statement of financial position	Related amounts not offset in statement of financial position(2)		Net amounts
				Financial instruments(3)	Cash collateral
	(In millions)
Financial assets(4):
Reverse repurchase agreements and cash collateral on securities borrowed	¥4,303,121	¥—	¥4,303,121	¥(4,299,791)	¥—	¥3,330
Derivative financial instruments	5,028,061	(136,679)	4,891,382	(3,791,668)	(205,248)	894,466

Total	¥9,331,182	¥(136,679)	¥9,194,503	¥(8,091,459)	¥(205,248)	¥897,796

Financial liabilities(4):
Repurchase agreements and cash collateral on securities lent	¥7,041,075	¥—	¥7,041,075	¥(7,032,890)	¥—	¥8,185
Derivative financial instruments	5,127,736	(146,745)	4,980,991	(3,832,031)	(386,177)	762,783

Total	¥12,168,811	¥(146,745)	¥12,022,066	¥(10,864,921)	¥(386,177)	¥770,968

	At March 31, 2013
	Gross amounts of recognized financial assets and liabilities	Gross amounts offset in statement of financial position(1)	Net amounts presented in statement of financial position	Related amounts not offset in statement of financial position(2)		Net amounts
				Financial instruments(3)	Cash collateral
	(In millions)
Financial assets(4):
Reverse repurchase agreements and cash collateral on securities borrowed	¥3,927,126	¥—	¥3,927,126	¥(3,925,626)	¥—	¥1,500
Derivative financial instruments	6,890,544	(38,815)	6,851,729	(5,395,127)	(129,688)	1,326,914

Total	¥10,817,670	¥(38,815)	¥10,778,855	¥(9,320,753)	¥(129,688)	¥1,328,414

Financial liabilities(4):
Repurchase agreements and cash collateral on securities lent	¥6,510,627	¥—	¥6,510,627	¥(6,504,105)	¥—	¥6,522
Derivative financial instruments	6,975,171	(38,815)	6,936,356	(5,473,827)	(643,461)	819,068

Total	¥13,485,798	¥(38,815)	¥13,446,983	¥(11,977,932)	¥(643,461)	¥825,590

(1)	Amounts offset for derivative financial instruments include cash collateral.
(2)	The amounts of financial instruments and cash collateral have been limited to the net amounts presented in the consolidated statement of financial position so as not to include any over-collateralization.
(3)	Financial instruments include non-cash collateral at fair value.
(4)	Financial assets and liabilities include amounts that are both subject to and not subject to enforceable master netting arrangements or similar agreements.

The “Gross amounts offset in statement of financial position” column in the above tables represents the impact of offsetting of financial assets and liabilities in the consolidated statement of financial position in accordance with the offsetting criteria. The SMFG Group presents financial assets and liabilities on a net basis in the consolidated statement of financial position only if it currently has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis or realize the asset and settle the liability simultaneously.

The “Related amounts not offset in statement of financial position” column comprises (1) financial assets and liabilities subject to netting arrangements, such as the International Swaps and Derivatives Association’s (“ISDA”) Master Agreement, master repurchase agreements and master securities lending agreements, which allow all the outstanding transactions with a particular counterparty to be set off only if the event of default or other predetermined events occur, and (2) cash and non-cash collateral related to those transactions.

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

For example, at SMBC, specific departments have been appointed to oversee the handling of the four risk categories listed above, in addition to the risks associated with settlement. Each risk category is managed taking into account, the particular characteristics of that category. In addition, the Risk Management Unit has been established—independent of the business units—and the risk management system has been strengthened by consolidating the functions for managing risks—credit, market, liquidity, operational and settlement—into the Risk Management Unit and enhancing SMBC’s across-the-board risk monitoring ability. One board member is assigned to oversee the Risk Management Unit comprising the Corporate Risk Management Department and Credit & Investment Planning Department. The Corporate Risk Management Department—the unit’s planning department—seeks to manage all categories of risk in cooperation with the Corporate Planning Department. Moreover, the Internal Audit Unit—independent of all business units—conducts periodic audits to ensure that the management system is functioning properly.

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

The SMFG Group then allocates risk capital to each unit to keep the total exposure to various risks within the scope of the SMFG Group’s resources, i.e., capital. The allocation to each unit is determined by the Management Committee and authorized by the Board of Directors. In this framework, risk capital includes credit concentration risk and interest rate risk in the banking book, which are taken into account under Pillar 2 of the Basel Capital Accord. In addition, the SMFG Group conducts risk capital management activities on a consolidated basis, including each SMFG Group company.

Credit Risk

Credit risk is the risk of incurring losses from decline or loss of the value of an asset (including off-balance sheet items) that is caused by a credit event including but not limited to the deterioration of financial condition of a borrower. Overseas credits transactions also entail country risk, which is closely related to credit risk. Country risk is the risk of incurring losses caused by changes in political or economic conditions. Credit exposures arise primarily from lending activities such as loans and advances, acquiring investment securities, derivative transactions, and off-balance sheet transactions such as unused portion of loan commitments.

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

The Credit Administration Department within the Middle Market Banking Unit is responsible for handling NPLs of borrowers classified as potentially bankrupt or lower, and formulates plans for workouts, including write-offs, and corporate rehabilitation. The department closely liaises with SMBC Servicer Co., Ltd., an SMFG Group company, which engages in related services to efficiently reduce the amount of NPLs, including through the sale of loans.

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

Credit risk evaluation

The Credit & Investment Planning Department manages an internal rating system for each asset control category set according to portfolio characteristics. For example, credits to commercial and industrial (“C&I”) companies, individuals for business purposes (domestic only), sovereigns, public sector entities, and financial institutions are assigned an “obligor grade,” which indicates the borrower’s creditworthiness, and/or “facility grade,” which indicates the collectability of assets taking into account the transaction conditions such as guarantee/collateral, and tenor. The business units determine an obligor grade by first assigning a financial grade using a financial strength grading model and data obtained from the obligor’s financial statements, including net worth and cash flows. The financial grade is then adjusted taking into account the actual state of the obligor’s financial position and qualitative factors to derive the obligor grade. The qualitative factors mainly include the expected future cash flows taking into account factors such as historical loss information, the appropriateness of the borrower’s business plan or operational improvement plan, the status of progress of its plan, and the overall support from financial institutions. In the event that the borrower is domiciled overseas, internal ratings for credit are made after taking into consideration the country rank, which represents an assessment of the credit quality of each country based on its political and economic situation, as well as its current account balance and external debt. Obligor grades and facility grades are reviewed once a year and as otherwise necessary, such as when there are changes in the credit situation. The SMFG Group’s subsidiaries carry out credit risk evaluations in line with SMBC.

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

Credit monitoring

At SMBC, in addition to analyzing loans at the application stage, the Credit Monitoring System is utilized to reassess obligor grades, and review credit policies for each obligor so that problems can be detected at an early stage, and quick and effective action can be taken. The system includes annual monitoring that is carried out each time the financial results of the obligor enterprise are obtained, as well as ad-hoc monitoring that is performed each time credit conditions change.

Credit portfolio management

Risk-taking within the scope of capital

To keep the credit risk exposure to a permissible level relative to capital, SMBC’s Corporate Risk Management Department sets a credit risk capital limit for internal control purposes. Under this limit, sub-limits are set for each business unit. The Corporate Risk Management Department conducts monthly monitoring to make sure that these limits are being followed.

Controlling concentration risk

Once the credit concentration risk is realized, the equity capital of SMBC may be materially impaired. Accordingly, SMBC’s Credit & Investment Planning Department takes measures such as introducing credit limit guidelines and conducting intensive loan reviews for obligors with large exposures, with an increased focus on industrial sectors with an excessive concentration of credit risk. Further, to manage country risk, the Credit Management Department of the International Banking Unit has credit limit guidelines based on each country’s creditworthiness.

Toward active portfolio management

SMBC’s Credit Portfolio Management Department makes use of credit derivatives, loan asset sales, and other instruments to proactively and flexibly manage its portfolio to stabilize credit risk.

Maximum exposure to credit risk before collateral held or other credit enhancements

The following table shows the maximum exposure to credit risk before taking into account any collateral held or other credit enhancements at March 31, 2014 and 2013.

	At March 31,
	2014	2013
	(In millions)
Credit risk exposures relating to assets on the consolidated statement of financial position:
Deposits with banks	¥31,970,308	¥10,789,391
Call loans and bills bought	1,248,235	1,353,866
Reverse repurchase agreements and cash collateral on securities borrowed	4,303,121	3,927,126
Trading assets	3,263,085	3,234,977
Derivative financial instruments	4,891,382	6,851,729
Financial assets at fair value through profit or loss	1,697,872	1,911,478
Investment securities:
Held-to-maturity investments	4,528,254	5,840,257
Available-for-sale financial assets	12,474,296	25,949,199
Loans and advances	81,244,982	75,987,057
Other financial assets	1,995,524	2,237,733
Credit risk exposures relating to off-balance sheet items(1):
Loan commitments	49,285,032	46,490,109
Financial guarantees and other credit-related contingent liabilities	6,396,144	5,891,617

Total	¥203,298,235	¥190,464,539

(1)	The off-balance sheet items represent the nominal amounts of undrawn loan commitments, financial guarantees and other credit-related contingent liabilities.

Based on the table above, excluding loan commitments (refer to Note 41 “Contingency and Capital Commitments”), the majority of the total exposure to credit risk is derived from “Loans and advances” and “Available-for-sale financial assets.”

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

The following table shows the financial effect of collateral and other credit enhancements on loans and advances for borrowers requiring caution and impaired loans and advances at March 31, 2014 and 2013. The maximum collateral amounts included in the disclosure are limited to the carrying value of loans and advances where the credit exposure is over-collateralized.

	At March 31,
	2014	2013
	(In millions)
Loans and advances for borrowers requiring caution and impaired loans and advances	¥4,280,684	¥5,269,150
Financial effect of collateral and other credit enhancements	2,084,482	2,512,261

Concentration of risks of loans and advances with credit risk exposure

An analysis of concentrations of credit risk from loans and advances by geographical sector and industry sector at March 31, 2014 and 2013 is shown below. The concentration by geographical sector is measured based on the domicile of the borrower.

Geographical sector

	At March 31,
	2014	2013
	(In millions)
Domestic	¥61,108,231	¥60,270,451
Foreign:
Americas	7,473,507	6,167,696
Europe	4,271,285	3,459,482
Asia	7,125,929	5,670,497
Others	2,393,713	1,828,595

Total foreign	21,264,434	17,126,270

Gross loans and advances	82,372,665	77,396,721
Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net	(177,018)	(147,186)
Less: Allowance for loan losses	(950,665)	(1,262,478)

Net loans and advances	¥81,244,982	¥75,987,057

Industry sector

	At March 31,
	2014	2013
	(In millions)
Domestic:
Manufacturing	¥8,018,568	¥8,071,044
Agriculture, forestry, fisheries and mining	177,012	164,420
Construction	1,152,388	1,167,115
Transportation, communications and public enterprises	5,086,361	4,708,870
Wholesale and retail	5,505,570	5,388,032
Finance and insurance	2,537,347	2,715,862
Real estate and goods rental and leasing	8,117,000	8,145,769
Services	4,855,536	4,404,359
Municipalities	1,279,010	1,270,981
Lease financing	2,133,760	2,058,284
Consumer(1)	19,086,241	18,834,079
Others	3,159,438	3,341,636

Total domestic	61,108,231	60,270,451

Foreign:
Public sector	163,685	121,611
Financial institutions	3,450,482	2,500,624
Commerce and industry	16,435,047	13,502,283
Lease financing	267,394	208,099
Others	947,826	793,653

Total foreign	21,264,434	17,126,270

Gross loans and advances	82,372,665	77,396,721
Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net	(177,018)	(147,186)
Less: Allowance for loan losses	(950,665)	(1,262,478)

Net loans and advances	¥81,244,982	¥75,987,057

(1)	The balance in Consumer mainly consists of housing loans. The housing loan balances amounted to ¥14,420,225 million and ¥14,520,154 million at March 31, 2014 and 2013, respectively.

The following tables show a disaggregation of the structured finance loans and advances balances, where the repayment source is limited to the cash flows generated by a particular business or asset, and the balances of secured or unsecured consumer loans at March 31, 2014 and 2013. These loans and advances are included in the preceding tables.

Structured finance:

	At March 31,
	2014	2013
	(In millions)
Real estate finance	¥1,671,049	¥1,802,429
Project finance	2,308,908	1,772,428
Other structured finance	273,863	257,733

Total structured finance	¥4,253,820	¥3,832,590

Consumer:

	At March 31,
	2014	2013
	(In millions)
Secured loans(1)	¥15,544,637	¥15,609,089
Unsecured loans	3,541,604	3,224,990

Total consumer	¥19,086,241	¥18,834,079

(1)	The secured loans and advances mainly represent housing loans. The housing loan balances amounted to ¥14,420,225 million and ¥14,520,154 million at March 31, 2014 and 2013, respectively.

Loans and advances by credit quality category

Loans and advances are summarized as follows:

	At March 31,
	2014	2013
	(In millions)
Neither past due nor impaired	¥80,255,699	¥74,800,479
Past due but not impaired	168,153	113,101
Impaired(1)	1,948,813	2,483,141

Gross loans and advances	82,372,665	77,396,721
Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net	(177,018)	(147,186)
Less: Allowance for loan losses	(950,665)	(1,262,478)

Net loans and advances	¥81,244,982	¥75,987,057

(1)	Loans and advances to borrowers who are classified in the borrower categories of substandard borrowers, potentially bankrupt borrowers, effectively bankrupt borrowers, and bankrupt borrowers described in the obligor grading system represent impaired loans and advances.

Loans and advances neither past due nor impaired

The following tables show the credit quality of the portfolio of loans and advances that were neither past due nor impaired, by geography and by industry based on the corporate obligor grading system of SMBC at March 31, 2014 and 2013. Since the internal rating system of SMBC’s consumer portfolio differs from the corporate obligor grading system, the balances of loans and advances to consumers are included in the grade category of “Other.” Additionally, as the SMFG Group’s subsidiaries are adopting various internal rating systems which differ from SMBC, the grade category of “Other” also includes some balances of loans and advances held by those subsidiaries.

	At March 31, 2014
	Normal				Requiring Caution
	J 1-3	J 4-6	Japanese government and local municipal corporations	Other	J 7	Other	Total
	(In millions)
Domestic:
Manufacturing	¥3,723,591	¥2,188,551	¥—	¥1,566,722	¥233,866	¥87,221	¥7,799,951
Agriculture, forestry, fisheries and mining	87,592	34,813	3,045	7,065	40,257	960	173,732
Construction	185,049	308,505	—	493,417	37,400	46,539	1,070,910
Transportation, communications and public enterprises	2,397,303	1,921,990	111,672	485,042	46,149	56,860	5,019,016
Wholesale and retail	1,860,641	2,139,905	—	1,034,905	134,094	91,861	5,261,406
Finance and insurance	1,606,729	326,398	5,005	563,726	2,981	15,098	2,519,937
Real estate and goods rental and leasing	3,272,649	2,839,783	89,650	1,237,810	162,963	126,737	7,729,592
Services	1,013,361	1,868,702	635,642	862,864	155,969	96,042	4,632,580
Municipalities	—	—	1,132,713	130,356	—	15,941	1,279,010
Lease financing	—	—	—	2,090,725	—	20,786	2,111,511
Consumer(1)	—	295	—	18,307,660	3,693	257,583	18,569,231
Others	18,184	2,172,201	164,974	428,406	279,419	7,355	3,070,539

Total domestic	14,165,099	13,801,143	2,142,701	27,208,698	1,096,791	822,983	59,237,415

	G 1-3	G 4-6	—	Other	G 7	Other	Total
Foreign:
Public sector	99,933	11,657	—	50,475	—	1,572	163,637
Financial institutions	2,356,086	138,722	—	905,457	2,901	21,262	3,424,428
Commerce and industry	11,366,457	1,885,847	—	2,625,543	252,163	101,470	16,231,480
Lease financing	—	—	—	247,002	—	11,669	258,671
Others	623,492	92,168	—	215,036	210	9,162	940,068

Total foreign	14,445,968	2,128,394	—	4,043,513	255,274	145,135	21,018,284

Total	¥28,611,067	¥15,929,537	¥2,142,701	¥31,252,211	¥1,352,065	¥968,118	¥80,255,699

(1)	The balance in the grade category of “Other” in Consumer includes housing loans, which amounted to ¥14,060,554 million and ¥99,978 million for the borrower category of Normal and Requiring Caution, respectively.

	At March 31, 2013
	Normal				Requiring Caution
	J 1-3	J 4-6	Japanese government and local municipal corporations	Other	J 7	Other	Total
	(In millions)
Domestic:
Manufacturing	¥3,513,817	¥2,378,175	¥—	¥1,481,691	¥331,493	¥113,952	¥7,819,128
Agriculture, forestry, fisheries and mining	79,258	35,097	623	6,038	37,004	1,043	159,063
Construction	181,743	286,542	—	468,108	66,246	51,396	1,054,035
Transportation, communications and public enterprises	2,065,733	1,842,845	102,005	450,099	66,267	62,959	4,589,908
Wholesale and retail	1,686,538	2,160,610	—	967,437	195,308	101,773	5,111,666
Finance and insurance	1,431,773	524,576	211,005	509,088	5,774	17,423	2,699,639
Real estate and goods rental and leasing	2,809,565	3,035,049	118,350	1,169,877	235,705	150,160	7,518,706
Services	802,738	1,903,226	347,340	810,214	177,981	111,309	4,152,808
Municipalities	—	—	1,147,374	107,214	—	16,393	1,270,981
Lease financing	—	—	—	2,009,998	—	30,330	2,040,328
Consumer(1)	—	320	—	17,974,548	4,754	280,527	18,260,149
Others	11,711	2,247,620	181,765	441,971	346,640	8,390	3,238,097

Total domestic	12,582,876	14,414,060	2,108,462	26,396,283	1,467,172	945,655	57,914,508

	G 1-3	G 4-6	—	Other	G 7	Other	Total
Foreign:
Public sector	89,744	2,496	—	28,481	—	842	121,563
Financial institutions	1,798,201	93,859	—	580,705	2,538	16,757	2,492,060
Commerce and industry	9,079,697	1,721,305	—	2,160,017	230,624	91,330	13,282,973
Lease financing	—	—	—	189,411	—	11,054	200,465
Others	522,939	60,021	—	195,911	258	9,781	788,910

Total foreign	11,490,581	1,877,681	—	3,154,525	233,420	129,764	16,885,971

Total	¥24,073,457	¥16,291,741	¥2,108,462	¥29,550,808	¥1,700,592	¥1,075,419	¥74,800,479

(1)	The balance in the grade category of “Other” in Consumer includes housing loans, which amounted to ¥14,130,517 million and ¥102,300 million for the borrower category of Normal and Requiring Caution, respectively.

Loans and advances past due but not impaired

The SMFG Group assesses the credit quality of loans and advances taking into account past due information on a borrower basis, and does not comprehensively collate the data related to the age analysis of loans and advances that were past due but not impaired on an individual basis. The aggregate balances of loans and advances of borrowers with one or more facilities, where any of the facilities are past due for less than three months but not impaired as at March 31, 2014 and 2013 were ¥201,904 million and ¥147,259 million, respectively. Those aggregate balances therefore include individual loans and advances which are not past due. Thus, in the tables below, the SMFG Group provides the amount of loans and advances where the final payment at contractual maturity is past due, by geography and by industry, at March 31, 2014 and 2013. For reference, since all the loans and advances that are past due over three months are treated as impaired, those loans and advances are not included in the tables below.

	At March 31, 2014
	Past due up to 1 month	Past due 1-2 months	Past due 2-3 months	Total
	(In millions)
Domestic:
Manufacturing	¥2,150	¥221	¥87	¥2,458
Agriculture, forestry, fisheries and mining	—	—	22	22
Construction	1,077	212	112	1,401
Transportation, communications and public enterprises	599	112	98	809
Wholesale and retail	9,957	366	252	10,575
Finance and insurance	3,447	34	543	4,024
Real estate and goods rental and leasing	1,239	642	135	2,016
Services	2,357	448	118	2,923
Lease financing	794	35	29	858
Consumer	54,827	16,348	10,629	81,804
Others	127	2	1	130

Total domestic	76,574	18,420	12,026	107,020

Foreign:
Public sector	—	—	34	34
Financial institutions	13,180	119	10,108	23,407
Commerce and industry	22,504	8,028	3,969	34,501
Others	2,298	632	261	3,191

Total foreign	37,982	8,779	14,372	61,133

Total	¥114,556	¥27,199	¥26,398	¥168,153

	At March 31, 2013
	Past due up to 1 month	Past due 1-2 months	Past due 2-3 months	Total
	(In millions)
Domestic:
Manufacturing	¥2,413	¥236	¥135	¥2,784
Agriculture, forestry, fisheries and mining	19	—	21	40
Construction	698	282	305	1,285
Transportation, communications and public enterprises	377	64	18	459
Wholesale and retail	3,107	3,058	1,163	7,328
Finance and insurance	360	4	28	392
Real estate and goods rental and leasing	923	274	183	1,380
Services	1,435	191	272	1,898
Lease financing	276	121	356	753
Consumer	43,471	22,296	14,599	80,366
Others	35	324	104	463

Total domestic	53,114	26,850	17,184	97,148

Foreign:
Public sector	—	—	34	34
Financial institutions	1,929	273	171	2,373
Commerce and industry	7,693	1,344	2,037	11,074
Others	1,803	463	206	2,472

Total foreign	11,425	2,080	2,448	15,953

Total	¥64,539	¥28,930	¥19,632	¥113,101

Impaired loans and advances

The following table shows the impaired loans and advances, by geography and by industry, at March 31, 2014 and 2013.

	At March 31,
	2014	2013
	(In millions)
Domestic:
Manufacturing	¥216,159	¥249,132
Agriculture, forestry, fisheries and mining	3,258	5,317
Construction	80,077	111,795
Transportation, communications and public enterprises	66,536	118,503
Wholesale and retail	233,589	269,038
Finance and insurance	13,386	15,831
Real estate and goods rental and leasing	385,392	625,683
Services	220,033	249,653
Lease financing	21,391	17,203
Consumer	435,206	493,564
Others	88,769	103,076

Total domestic	1,763,796	2,258,795

Foreign:
Public sector	14	14
Financial institutions	2,647	6,191
Commerce and industry	169,066	208,236
Lease financing	8,723	7,634
Others	4,567	2,271

Total foreign	185,017	224,346

Total impaired loans and advances before allowance for loan losses	1,948,813	2,483,141

Less: Allowance for loan losses for impaired loans and advances	(857,095)	(1,144,130)

Net impaired loans and advances	¥1,091,718	¥1,339,011

Renegotiated loans and advances

The following table shows loans and advances at March 31, 2014 and 2013 that would otherwise be past due or impaired, but whose terms have been renegotiated without providing any financial concessions. These loans and advances are mainly classified as requiring caution in the table of “Loans and advances neither past due nor impaired” in the section “Loans and advances by credit quality category.”

The SMFG Group continually assesses the creditworthiness of a borrower for whom terms of the loans and advances have been renegotiated, taking into account the actual state of the borrower’s financial position and qualitative factors. Further details are described in “Credit risk evaluation” in the section “Credit risk management methods.” Loans and advances whose terms have been renegotiated and financial concessions have been provided are reported as impaired and included in the table of “Impaired loans and advances” in the section “Loans and advances by credit quality category.”

	At March 31,
	2014	2013
	(In millions)
Renegotiated loans and advances	¥793,165	¥980,366

Trading assets and investment securities

The following table shows an analysis of trading assets, financial assets at fair value through profit or loss, held-to-maturity investments and available-for-sale financial assets based on the external rating system at March 31, 2014 and 2013, excluding equity instruments. Collateral is generally not obtained directly from the issuers.

	At March 31, 2014
	Trading assets	Financial assets at fair value through profit or loss	Held-to-maturity investments	Available-for-sale financial assets	Total
	(In millions)
AAA	¥376,755	¥—	¥—	¥2,410,421	¥2,787,176
AA- to AA+	2,625,926	1,648,261	4,515,636	9,415,540	18,205,363
A- to A+	236,544	—	12,618	258,991	508,153
Lower than A-	17,269	—	—	349,463	366,732
Unrated	6,591	49,611	—	39,881	96,083

Total	¥3,263,085	¥1,697,872	¥4,528,254	¥12,474,296	¥21,963,507

There are no impaired available-for-sale financial assets at March 31, 2014 in the table above.

	At March 31, 2013
	Trading assets	Financial assets at fair value through profit or loss	Held-to-maturity investments	Available-for-sale financial assets	Total
	(In millions)
AAA	¥203,225	¥—	¥—	¥4,762,224	¥4,965,449
AA- to AA+	2,696,169	1,873,429	5,827,536	20,612,907	31,010,041
A- to A+	303,779	—	12,721	424,049	740,549
Lower than A-	25,784	—	—	105,815	131,599
Unrated	6,020	38,049	—	44,204	88,273

Total	¥3,234,977	¥1,911,478	¥5,840,257	¥25,949,199	¥36,935,911

Impaired available-for-sale financial assets with a carrying amount of ¥283 million at March 31, 2013 are included in the table above.

Credit risk from derivative financial instruments

The SMFG Group maintains control limits on derivative positions, by both amount and term. At any one time, the amount subject to credit risk is limited to the fair value of derivative financial instruments that are favorable to the SMFG Group (i.e., assets where their fair value is positive).

The SMFG Group’s credit risk from derivatives is mitigated where possible through netting agreements whereby derivative assets and liabilities with the same counterparty can be offset. Netting agreements, such as the ISDA master agreement, allow the netting of obligations arising under all of the derivative transactions that the agreement covers upon the counterparty’s default, regardless of maturity and currency, resulting in a single net claim against the counterparty. The SMFG Group’s credit risk is also mitigated by collateral arrangements through the credit support annex, resulting in collateral delivered or received regularly based on the replacement costs of derivatives.

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

Market risk management methods

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

Value at risk

The principal SMFG Group companies’ internal VaR model makes use of historical data to prepare scenarios for market fluctuations and, by conducting simulations of gains and losses on a net position basis, the model estimates the maximum losses that may occur. The VaR calculation method the SMFG Group employs for both trading and non-trading activities is based mainly on the following:

•	the historical simulation method;

•	a one-sided confidence interval of 99.0%;

•	a one-day holding period (a one-year holding period for the strategic equity investment portfolio); and

•	an observation period of four years (ten years for strategic equity investment portfolio).

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

(a)	VaR for Trading Activity

The aggregate VaR for the SMFG Group’s total trading activities at March 31, 2014 was ¥9.5 billion, a decrease from ¥15.0 billion at March 31, 2013 primarily due to a decrease in the net risk exposure of equities.

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the fiscal year ended March 31, 2014:
SMBC Consolidated
Maximum	¥7.7	¥4.6	¥19.0	¥1.1	¥27.9
Minimum	3.6	0.5	2.8	0.2	7.6
Daily average	5.0	2.0	7.3	0.6	13.7
At March 31, 2014	4.3	0.6	3.2	0.9	8.5
SMFG Consolidated
Maximum	¥8.3	¥4.6	¥19.3	¥1.1	¥28.8
Minimum	4.2	0.5	3.0	0.2	8.2
Daily average	5.7	2.0	7.5	0.6	14.6
At March 31, 2014	5.2	0.6	3.3	0.9	9.5

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the fiscal year ended March 31, 2013:
SMBC Consolidated
Maximum	¥9.7	¥3.6	¥16.7	¥0.3	¥24.9
Minimum	3.9	0.5	1.5	0.1	6.3
Daily average	5.3	2.0	6.2	0.2	12.7
At March 31, 2013	5.6	1.6	8.0	0.2	14.3
SMFG Consolidated
Maximum	¥10.3	¥3.6	¥17.0	¥0.3	¥25.9
Minimum	4.3	0.5	1.7	0.1	7.1
Daily average	5.9	2.0	6.5	0.2	13.5
At March 31, 2013	6.3	1.6	8.0	0.2	15.0

(1)	Total for “Maximum,” “Minimum,” and “Daily average” represent the maximum, minimum and daily average of the total of the trading book. For certain subsidiaries, the SMFG Group employs the standardized method and/or the historical simulation method for the VaR calculation method.

(b)	VaR for Non-Trading Activity

(i)	Banking

The aggregate VaR for the SMFG Group’s total banking activities at March 31, 2014 was ¥41.5 billion, an increase from ¥31.1 billion at March 31, 2013 primarily due to an increase in the net risk exposure of equities.

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the fiscal year ended March 31, 2014:
SMBC Consolidated
Maximum	¥27.9	¥0.0	¥39.9	¥0.0	¥48.0
Minimum	13.3	0.0	21.0	0.0	29.3
Daily average	18.9	0.0	30.6	0.0	39.1
At March 31, 2014	17.6	0.0	32.7	0.0	40.3
SMFG Consolidated
Maximum	¥29.0	¥0.0	¥40.0	¥0.0	¥49.2
Minimum	13.9	0.0	21.0	0.0	29.9
Daily average	20.0	0.0	30.6	0.0	40.2
At March 31, 2014	18.6	0.0	32.8	0.0	41.5

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the fiscal year ended March 31, 2013:
SMBC Consolidated
Maximum	¥31.8	¥0.0	¥22.1	¥0.0	¥34.4
Minimum	15.2	0.0	5.6	0.0	23.1
Daily average	25.1	0.0	11.1	0.0	28.8
At March 31, 2013	15.6	0.0	22.0	0.0	30.4
SMFG Consolidated
Maximum	¥32.6	¥0.0	¥22.1	¥0.0	¥35.2
Minimum	15.8	0.0	5.6	0.0	23.6
Daily average	25.8	0.0	11.1	0.0	29.5
At March 31, 2013	16.2	0.0	22.0	0.0	31.1

(1)	Total for “Maximum,” “Minimum,” and “Daily average” represent the maximum, minimum and daily average of the total of the banking book.

(ii)	Strategic Equity Investment

The aggregate VaR for the SMFG Group’s strategic equity investment at March 31, 2014 was ¥1,142.2 billion, an increase from ¥977.4 billion at March 31, 2013 primarily due to an increase in the fair value of the strategic equity investment portfolio.

Equities risk
(In billions)
For the fiscal year ended March 31, 2014:
SMBC Consolidated
Maximum	¥1,201.1
Minimum	906.7
Daily average	1,075.3
At March 31, 2014	1,103.0

SMFG Consolidated
Maximum	¥1,247.0
Minimum	939.5
Daily average	1,114.9
At March 31, 2014	1,142.2

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

•	The use of a confidence level neither takes account of, nor makes any statement about, any losses that might occur beyond this level of confidence; and

•	VaR does not capture all of the complex effects of the risk factors on the value of positions and portfolios and could underestimate potential losses.

Additional information for the certain risks

(a)	Interest rate risk

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

•	Outlier ratio

In the event the economic value of a bank declines by more than 20% of total capital as a result of interest rate shocks, that bank would fall into the category of “outlier bank,” as stipulated under Pillar 2 of the Basel Capital Accord. This ratio, known as the outlier ratio, was 0.9% for SMBC on a consolidated basis at March 31, 2014, substantially below the 20% criterion. The decline in economic value based on outlier framework of SMBC on a consolidated basis is shown in the following table.

	At March 31,
	2014	2013
	(In billions, except percentages)
SMBC Consolidated
Total	¥83.0	¥96.2
Impact of yen interest rates	31.1	60.5
Impact of U.S. dollar interest rates	25.7	6.8
Impact of euro interest rates	18.6	16.5
Percentage of total capital	0.9%	1.0%

Note:	Decline in economic value is the decline of the present value of a banking portfolio after interest rate shocks (1st and 99th percentile of observed interest rate changes using a one-year holding period and an observation period of five years).

(b)	Foreign exchange risk

The principal SMFG Group companies set risk limits for each currency to manage the concentration of the foreign currency position. The foreign exchange risk is immaterial as shown above in VaR by risk category.

(c)	Strategic equity investment risk

The SMFG Group establishes limits on allowable risk for strategic equity investments and monitors the observance of those limits to keep stock price fluctuation risk within acceptable parameters. The SMFG Group has been reducing its strategic equity investments and the balance is within a permitted level which is less than 100% of the SMFG Group’s Tier 1 Capital.

Liquidity risk management methods

The SMFG Group and SMBC regard liquidity risk as one of the major risks, and the SMFG Group identifies group companies which have significant liquidity risk. Each of the identified group companies, including SMBC, establishes a fundamental risk management framework. For example, SMBC manages liquidity risk based on a framework consisting of setting upper limits for “funding gaps,” maintaining highly liquid supplementary funding sources and establishing contingency plans.

A funding gap is the mismatch between funds required for future operations and existing funding. SMBC appropriately manages the funding gap by setting upper limits for the funding gap amount, and by avoiding overreliance on short-term funding. The upper limits are set on both a SMBC-wide basis and each branch basis, taking into account SMBC’s cash management planning, external environment, funding status, characteristics of local currencies of each country and other factors. Additionally, the upper limits are set by currency where necessary. SMBC monitors the level of the funding gap on a daily basis. Further, stress tests are regularly carried out by simulating the impact triggered, for example, by the outflow of deposits or having difficulties in funding from money markets, in order to thoroughly comprehend the amount required to fund when the liquidity risk is realized. Additionally, funding liquidity is maintained by holding assets, such as U.S. government bonds, which can be immediately converted to cash, or establishing borrowing facilities to be used as supplementary funding sources in an emergency, in order to smoothly raise the required funds even during market disruption.

Furthermore, contingency plans are developed to respond to the liquidity risk when being realized, by creating detailed action plans such as lowering the upper limit for the funding gap, depending on the existing situation (i.e. normal, concerned, or critical) and the respective circumstances.

Maturity analysis of financial liabilities at March 31, 2014 and 2013

The following tables show a maturity analysis of the contractual undiscounted cash flows for financial liabilities at March 31, 2014 and 2013. The amount of interest on debt instruments is not included in the maturity tables below due to its insignificance.

	At March 31, 2014
	On demand	Not later than three months	Later than three months and not later than one year	Later than one year and not later than three years	Later than three years and not later than five years	Later than five years	Total
	(In millions)
Non-derivative financial instruments:
Deposits	¥58,635,610	¥27,677,012	¥16,359,547	¥4,264,294	¥644,332	¥777,013	¥108,357,808
Call money and bills sold	2,536	4,109,688	205	—	—	—	4,112,429
Repurchase agreements and cash collateral on securities lent	723	7,040,352	—	—	—	—	7,041,075
Trading liabilities	1,865,243	—	—	—	—	—	1,865,243
Borrowings	80,352	1,415,383	3,521,522	909,808	446,887	1,994,568	8,368,520
Debt securities in issue	—	3,152,557	1,034,959	1,736,751	737,363	2,102,788	8,764,418
Lease payable	—	5,002	15,063	31,109	22,267	24,843	98,284
Other financial liabilities	1,477,708	3,113,458	15,268	25,233	18,605	53,512	4,703,784
Off balance sheet items:
Loan commitments	49,285,032	—	—	—	—	—	49,285,032
Financial guarantee contracts	6,396,144	—	—	—	—	—	6,396,144

Total non-derivative financial instruments	¥117,743,348	¥46,513,452	¥20,946,564	¥6,967,195	¥1,869,454	¥4,952,724	¥198,992,737

Derivative financial instruments	¥4,980,991	¥—	¥—	¥—	¥—	¥—	¥4,980,991

	At March 31, 2013
	On demand	Not later than three months	Later than three months and not later than one year	Later than one year and not later than three years	Later than three years and not later than five years	Later than five years	Total
	(In millions)
Non-derivative financial instruments:
Deposits	¥54,779,437	¥25,009,212	¥15,649,020	¥4,425,957	¥570,236	¥574,444	¥101,008,306
Call money and bills sold	1,791	2,931,125	21,136	—	—	—	2,954,052
Repurchase agreements and cash collateral on securities lent	1,497	6,509,130	—	—	—	—	6,510,627
Trading liabilities	1,910,886	—	—	—	—	—	1,910,886
Borrowings	69,503	2,213,618	758,290	1,115,576	425,043	1,794,289	6,376,319
Debt securities in issue	—	2,812,094	892,277	1,347,218	967,770	1,924,538	7,943,897
Lease payable	—	5,669	15,448	31,988	20,238	30,720	104,063
Other financial liabilities	1,388,301	2,853,373	23,907	17,538	16,927	52,171	4,352,217
Off balance sheet items:
Loan commitments	46,490,109	—	—	—	—	—	46,490,109
Financial guarantee contracts	5,891,617	—	—	—	—	—	5,891,617

Total non-derivative financial instruments	¥110,533,141	¥42,334,221	¥17,360,078	¥6,938,277	¥2,000,214	¥4,376,162	¥183,542,093

Derivative financial instruments	¥6,936,356	¥—	¥—	¥—	¥—	¥—	¥6,936,356

Notes:

1.	Embedded derivatives which are separately accounted for, but presented together with the host contract in the consolidated statement of financial position are not included in the contractual tables above as they relate to the interest cash flow of the host contract, which are also not included in the tables above.
2.	Derivative financial instruments are recorded at fair value and included in the column “On demand.” These instruments are not used for hedging under IAS 39 and the fair value represents the cash flow on demand.

Balance of loans and advances, and deposits at March 31, 2014 and 2013

The following table presents the balance of loans and advances, and deposits at March 31, 2014 and 2013. The balance of deposits, which was mainly composed of individual customer deposits at March 31, 2014 and 2013, exceeded the balance of loans and advances at the same time due to the stable deposit base in Japan.

	At March 31,
	2014	2013
	(In millions)
Loans and advances	¥81,244,982	¥75,987,057
Deposits	108,370,494	101,021,413

The following table presents a breakdown of deposits by domestic and foreign offices. Domestic inter-bank money was classified as “Call money and bills sold” and not included in “Deposits” in the consolidated statement of financial position. Over half of domestic deposits was composed of individual customer deposits.

	At March 31,
	2014	2013
	(In millions)
Domestic offices:
Non-interest-bearing demand deposits	¥14,465,654	¥13,861,251
Interest-bearing demand deposits	38,652,993	36,289,375
Deposits at notice	871,081	1,013,371
Time deposits	24,136,904	25,191,506
Negotiable certificates of deposit	5,458,722	5,553,910
Others	4,977,829	3,817,919

Total domestic offices	88,563,183	85,727,332

Foreign offices:
Non-interest-bearing demand deposits	607,657	454,010
Interest-bearing demand deposits	1,129,154	927,203
Deposits at notice	6,499,694	5,092,908
Time deposits	3,200,421	2,509,551
Negotiable certificates of deposit	8,254,818	6,201,744
Others	115,567	108,665

Total foreign offices	19,807,311	15,294,081

Total deposits	¥108,370,494	¥101,021,413

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

Under the transitional arrangements, these new capital requirements are phased in from January 1, 2013 through January 1, 2019. On January 1, 2013, the minimum Common Equity Tier 1 capital requirement and Tier 1 capital requirement were raised to 3.5% and 4.5%, respectively. The minimum Common Equity Tier 1 capital requirement and Tier 1 capital requirement rose to 4% and 5.5%, respectively on January 1, 2014, and will rise to 4.5% and 6%, respectively on January 1, 2015. The capital conservation buffer and countercyclical buffer will be phased in from January 1, 2016, which has not been adopted by the FSA capital adequacy guideline in Japan yet.

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

Regulatory capital

The table below presents the SMFG Group’s total capital ratio, total capital and risk-weighted assets under Japanese GAAP at March 31, 2014 and 2013 based on the Basel III rules.

	At March 31,
	2014	2013
	(In billions, except percentages)
Total risk-weighted capital ratio (consolidated)	15.51%	14.71%
Tier 1 risk-weighted capital ratio (consolidated)	12.19%	10.93%
Common Equity Tier 1 risk-weighted capital ratio (consolidated)	10.63%	9.38%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥9,561.4	¥9,186.0
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	7,514.3	6,829.0
Common Equity Tier 1 capital	6,550.8	5,855.9
Risk-weighted assets	61,623.3	62,426.1
The amount of minimum capital requirements	4,929.9	4,994.1

46	RELATED-PARTY TRANSACTIONS

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

The transaction amounts included in the accounts, in aggregate, by category of related party were as follows:

Transactions with associates and joint ventures

	At March 31,
	2014	2013
	(In millions)
Assets:
Loans and advances	¥192,460	¥193,054
Others	1,855	1,782

Liabilities:
Deposits	¥147,181	¥125,766
Others	4,972	6,618

	For the fiscal year ended March 31,
	2014	2013	2012
	(In millions)
Income statement:
Income (interest income, and fee and commission income)	¥19,608	¥21,016	¥27,179
Expense (interest expense and other expenses)	19,124	18,415	33,981

Loan commitments to associates and joint ventures at March 31, 2014 and 2013 were ¥200,165 million and ¥206,942 million, respectively.

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

	At March 31,
	2014	2013
	(In millions)
Assets:
Loans and advances	¥—	¥1

Liabilities:
Deposits	¥1,782	¥2,022
Others	73	94

Compensation of Key Management Personnel

The following table presents the compensation expenses of key management personnel.

	For the fiscal year ended March 31,
	2014	2013	2012
	(In millions)
Short-term employee benefits	¥1,232	¥1,296	¥1,141
Share-based compensation	206	229	182

The details of the share-based compensation plan are described in Note 39 “Share-Based Payment.”

There were no post-employment benefits, other long-term benefits and termination benefits for the fiscal years ended March 31, 2014, 2013 and 2012.

47	PRINCIPAL SUBSIDIARIES

Principal Subsidiaries

The SMFG Group’s principal subsidiaries at March 31, 2014 are shown in the list below. The SMFG Group consolidates all entities that the SMFG Group controls. The SMFG Group controls an entity when the SMFG Group is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

Principal domestic subsidiaries

Company Name	Proportion of Ownership Interest(1)		Proportion of Voting Rights(1)		Main Business
	(%)		(%)
Sumitomo Mitsui Banking Corporation	100.0		100.0		Commercial banking
THE MINATO BANK, LTD.	6.0		46.4	(2)	Commercial banking
Kansai Urban Banking Corporation	59.8		60.1		Commercial banking
The Japan Net Bank, Limited(4)	41.1	(3)	61.4		Internet banking
SMBC Trust Bank Ltd.	100.0		100.0		Trust banking
SMBC Guarantee Co., Ltd.	100.0		100.0		Credit guarantee
Sumitomo Mitsui Finance and Leasing Company, Limited	60.0		60.0		Leasing
SMBC Nikko Securities Inc.	100.0		100.0		Securities
SMBC Friend Securities Co., Ltd.	100.0		100.0		Securities
Sumitomo Mitsui Card Company, Limited	65.9		65.9		Credit card
Cedyna Financial Corporation	100.0		100.0		Credit card and consumer credit
SMBC Consumer Finance Co., Ltd.	100.0		100.0		Consumer lending
SAKURA CARD CO., LTD.	100.0		100.0		Credit card
SMM Auto Finance, Inc.	56.0		56.0		Automobile sales financing
SMBC Finance Service Co., Ltd.	100.0		100.0		Collecting agent and factoring
The Japan Research Institute, Limited	100.0		100.0		System development, data processing, management consulting and economic research
SAKURA KCS Corporation	50.2		50.2		System engineering and data processing
Financial Link Co., Ltd.	100.0		100.0		Data processing service and consulting
SMBC Venture Capital Co., Ltd.	40.0		40.0		Venture capital
SMBC Consulting Co., Ltd.	100.0		100.0		Management consulting and information services
Japan Pension Navigator Co., Ltd.	69.7		69.7		Operational management of defined contribution pension plans

(1)	Percentages of proportion of ownership interest and proportion of voting rights have been truncated.
(2)	The SMFG Group has a 6.0% direct holding in THE MINATO BANK, LTD., and can control a further 40.4% of the voting rights held by SMBC’s retirement benefit trust under contractual agreements between SMBC and the retirement benefit trust.
(3)	The SMFG Group’s proportion of ownership interest in The Japan Net Bank, Limited was 41.1% at March 31, 2014, which was different from its proportion of voting rights, because The Japan Net Bank, Limited had issued non-voting shares.
(4)	The Japan Net Bank, Limited became the SMFG Group’s associate in April 2014, due to a decrease in its proportion of voting rights.

Principal foreign subsidiaries

Company Name	Country of Incorporation	Proportion of Ownership Interest(1)	Proportion of Voting Rights(1)	Main Business
		(%)	(%)
Sumitomo Mitsui Banking Corporation Europe Limited	U.K.	100.0	100.0	Commercial banking
Sumitomo Mitsui Banking Corporation (China) Limited	China	100.0	100.0	Commercial banking
Manufacturers Bank	U.S.A.	100.0	100.0	Commercial banking
Sumitomo Mitsui Banking Corporation of Canada	Canada	100.0	100.0	Commercial banking
Banco Sumitomo Mitsui Brasileiro S.A.	Brazil	100.0	100.0	Commercial banking
ZAO Sumitomo Mitsui Rus Bank	Russia	100.0	100.0	Commercial banking
PT Bank Sumitomo Mitsui Indonesia	Indonesia	98.4	98.4	Commercial banking
Sumitomo Mitsui Banking Corporation Malaysia Berhad	Malaysia	100.0	100.0	Commercial banking
SMBC Leasing and Finance, Inc.	U.S.A.	100.0	100.0	Leasing
SMBC Aviation Capital Limited	Ireland	90.0	90.0	Leasing
SMBC Nikko Securities America, Inc.	U.S.A.	100.0	100.0	Securities
SMBC Nikko Capital Markets Limited	U.K.	100.0	100.0	Securities
SMBC Capital Markets, Inc.	U.S.A.	100.0	100.0	Derivatives

(1)	Percentages of proportion of ownership interest and proportion of voting rights have been truncated.

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

Some of the SMFG Group’s subsidiaries may be subject to restrictions on the ability to transfer funds to SMFG in the form of cash dividends or to repay loans or advances, which include capital adequacy requirements imposed by the governments and central banks, and the Companies Act restrictions relating to dividends. In addition, the SMFG Group pledges assets as collateral to secure payables under repurchase agreements, securities lending transactions and securitizations, borrowings or for cash settlements, margins on derivative transactions and certain other purposes. The details of assets pledged are described in Note 38 “Assets Pledged and Received as Collateral.”

48	STRUCTURED ENTITIES

A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity. It often has some or all of the following features or attributes:

•	restricted activities;

•	a narrow and well-defined objective;

•	insufficient equity to permit the structured entity to finance its activities without subordinated financial support; or

•	financing in the form of multiple contractually linked instruments to investors that create concentrations of credit or other risks (tranches).

During the normal course of business, the SMFG Group engages in numerous transactions involving structured entities. These structured entities are primarily used to provide the SMFG Group and its clients with efficient access to funds or investment opportunities, mainly through securitizations, investment funds and structured finance.

Consolidated Structured Entities

Structured entities are consolidated if they are controlled by the SMFG Group in accordance with the accounting policy as described in Note 2 “Summary of Significant Accounting Policies.”

The consolidated structured entities include asset backed commercial paper (“ABCP”) conduits which purchase financial assets such as trade accounts receivable and lease receivables by issuing commercial paper to third party investors. The SMFG Group has contractual agreements to provide liquidity and credit enhancement facilities which can be utilized by those structured entities upon their request.

At March 31, 2014 and 2013, the consolidated ABCP conduits had total assets of ¥721,996 million and ¥565,952 million, respectively. The total notional amounts of the liquidity and credit enhancement facilities provided by the SMFG Group to the consolidated ABCP conduits at March 31, 2014 and 2013 were ¥846,298 million and ¥715,485 million, respectively, all of which were undrawn.

The SMFG Group did not provide any financial or other support, without having a contractual obligation to do so, to consolidated structured entities during the fiscal year ended March 31, 2014.

Unconsolidated Structured Entities

The following table represents the carrying amounts of the SMFG Group’s interests in unconsolidated structured entities recognized in its consolidated statement of financial position by line item and the maximum exposure to loss from its interests at March 31, 2014.

	At March 31, 2014
	Securitizations	Investment funds	Structured finance	Others	Total
	(In millions)
Interests in unconsolidated structured entities recognized in:
Trading assets	¥—	¥103,105	¥—	¥—	¥103,105
Financial assets at fair value through profit or loss	—	—	—	101,030	101,030
Investment securities	3,421	1,053,715	60,984	5,610	1,123,730
Loans and advances	779,586	—	3,643,803	294,237	4,717,626

Total	¥783,007	¥1,156,820	¥3,704,787	¥400,877	¥6,045,491

Maximum exposure to loss from interests in unconsolidated structured entities	¥1,010,451	¥1,158,027	¥4,111,431	¥432,236	¥6,712,145

An interest in a structured entity refers to contractual and non-contractual involvement that exposes the SMFG Group to variability of returns from the performance of the structured entity. Such interests include the holding of equity or debt instruments as well as the provision of loans, loan commitments and guarantees. Interest rate and currency derivatives that expose the SMFG Group mainly to market risk, or CDS that are designed to transfer risk from the SMFG Group to a structured entity are not regarded as an interest in a structured entity since they do not expose the SMFG Group to variability of returns from the performance of the structured entity. These derivatives are therefore not included in the table above.

The maximum exposure to loss from the SMFG Group’s interests in unconsolidated structured entities represents the maximum amount of potential loss to which the SMFG Group is exposed through its involvement with unconsolidated structured entities. It is determined by the SMFG Group’s carrying amounts and the notional amounts of loan commitments and guarantees, without considering the probability of loss being incurred, or effects of collateral or other credit protection.

The SMFG Group did not provide any financial or other support, without having a contractual obligation to do so, to unconsolidated structured entities during the fiscal year ended March 31, 2014.

Securitizations

Securitization entities are established to securitize third parties’ assets, which mainly purchase auto loan receivables, residential and commercial mortgage loans and trade accounts receivable from third party sellers through loans or notes issued with multiple tranches. The SMFG Group provides loans and loan commitments to these entities or holds senior notes issued by them, in some cases with credit loss protection through guarantees or other credit enhancements provided by the sellers.

Investment Funds

Investment funds are established for providing investment opportunities to investors by pooling money from them and investing mainly in equity and debt instruments based on a predetermined investment policy. The SMFG Group has invested in a number of these funds.

Structured Finance

Project finance

In project finance, structured entities are established to raise funds for projects such as the development of electric power plants and transportation infrastructure and the production of natural resources. The SMFG Group provides loans and loan commitments, which are secured by the cash flows generated by the projects, to these entities as part of a syndication of lenders.

Real estate finance

Real estate financing entities are established to raise funds in connection with the development and acquisition of real estate properties such as office buildings and logistics facilities. The SMFG Group provides financing to these structured entities mainly in the form of senior loans and loan commitments or notes, which are secured by the entities’ assets.

Lease finance

Lease financing entities are established to purchase or build certain equipment such as a vessel or an aircraft which is subsequently leased to lessees to be used in their core business. The SMFG Group provides loans to these entities, which are secured by lease receivables from the lessees and in some cases guaranteed by the equity holders.

Acquisition finance

In acquisition finance, structured entities are established by either third party companies or management of target companies to acquire the equity shares of the target companies. The purchase of the target companies’ shares is financed by debt provided mainly by financial institutions and equity raised by the acquirer. The SMFG Group provides loans to these entities, which are secured by the cash flows from the target companies.

Others

The SMFG Group provides financing to other types of structured entities such as third party structured entities and repackaging vehicles to facilitate its clients’ funding requirements. The SMFG Group’s interest in such entities consists of loans and loan commitments as well as notes issued by these entities.

Sponsored Unconsolidated Structured Entities

In addition to the unconsolidated structured entities in which the SMFG Group has an interest, the SMFG Group also sponsors certain structured entities in which it has no interest. The SMFG Group is deemed to be a sponsor of a structured entity when the SMFG Group takes a leading role in determining its purpose and design and has been providing operational support to ensure its continued operation.

The carrying amount of assets transferred to and income received from sponsored unconsolidated structured entities, where the SMFG Group did not have an interest at the end of the reporting period, were not significant for the fiscal year ended March 31, 2014.

49	ACQUISITIONS

Fiscal Year Ended March 31, 2014

There were no material acquisitions that were accounted for as business combinations during the fiscal year ended March 31, 2014.

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

Pro forma financial information

It is estimated that the SMFG Group would have reported total operating income of ¥2,904,052 million and net profit of ¥655,453 million for the fiscal year ended March 31, 2013 if the acquisition of SMBC Aviation Capital had occurred on April 1, 2012.

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

Pro forma financial information

It was estimated that the SMFG Group would have reported a total operating income of ¥2,932,742 million and a net profit of ¥292,905 million for the fiscal year ended March 31, 2012, if the acquisition of Promise had occurred on April 1, 2011.

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

50	CURRENT AND NON-CURRENT DISTINCTION

The following tables present an analysis of financial assets and liabilities, excluding cash and deposits with banks, trading assets and liabilities, and derivative financial instruments, by amounts recovered or settled, not more than twelve months or more than twelve months, at March 31, 2014 and 2013.

	At March 31, 2014
	Amounts recovered or settled
	Not more than twelve months	More than twelve months	Total
	(In millions)
Assets:
Call loans and bills bought	¥1,189,457	¥58,778	¥1,248,235
Reverse repurchase agreements and cash collateral on securities borrowed	4,087,075	216,046	4,303,121
Financial assets at fair value through profit or loss	—	1,840,255	1,840,255
Investment securities:
Held-to-maturity investments	1,105,160	3,423,094	4,528,254
Available-for-sale financial assets	5,146,067	12,378,677	17,524,744
Loans and advances	26,922,999	54,321,983	81,244,982
Other financial assets	1,862,837	132,687	1,995,524
Liabilities:
Deposits	¥102,672,615	¥5,697,879	¥108,370,494
Call money and bills sold	4,112,429	—	4,112,429
Repurchase agreements and cash collateral on securities lent	7,041,075	—	7,041,075
Borrowings	5,036,607	3,426,756	8,463,363
Debt securities in issue	4,187,806	4,581,288	8,769,094
Other financial liabilities	4,606,434	97,350	4,703,784

	At March 31, 2013
	Amounts recovered or settled
	Not more than twelve months	More than twelve months	Total
	(In millions)
Assets:
Call loans and bills bought	¥1,333,842	¥20,024	¥1,353,866
Reverse repurchase agreements and cash collateral on securities borrowed	3,858,934	68,192	3,927,126
Financial assets at fair value through profit or loss	—	2,045,046	2,045,046
Investment securities:
Held-to-maturity investments	1,314,054	4,526,203	5,840,257
Available-for-sale financial assets	7,729,881	22,682,461	30,412,342
Loans and advances	26,285,959	49,701,098	75,987,057
Other financial assets	2,115,576	122,157	2,237,733
Liabilities:
Deposits	¥95,437,794	¥5,583,619	¥101,021,413
Call money and bills sold	2,954,052	—	2,954,052
Repurchase agreements and cash collateral on securities lent	6,510,627	—	6,510,627
Borrowings	3,061,650	3,413,893	6,475,543
Debt securities in issue	3,704,297	4,245,723	7,950,020
Other financial liabilities	4,265,581	86,636	4,352,217

51	CONDENSED FINANCIAL INFORMATION OF REGISTRANT (SMFG)

Condensed Statement of Financial Position

	At March 31,
	2014	2013
	(In millions)
Assets:
Deposits with SMBC	¥79,901	¥76,692
Investments in SMBC	5,175,789	5,175,789
Investments in other subsidiaries and associates	985,374	985,374
Other assets	2,165	1,583
Current tax assets	42,245	33,101

Total assets	¥6,285,474	¥6,272,539

Liabilities and equity:
Short-term borrowings from SMBC	¥1,228,030	¥1,228,030
Debt securities due to a subsidiary	392,900	392,900
Other liabilities	5,104	4,929

Total liabilities	1,626,034	1,625,859

Shareholders’ equity	4,659,440	4,646,680

Total liabilities and shareholders’ equity	¥6,285,474	¥6,272,539

Condensed Income Statement

	For the fiscal year ended March 31,
	2014	2013	2012
	(In millions)
Income:
Dividends from SMBC	¥190,397	¥152,148	¥158,645
Dividends from other subsidiaries and associates	16,436	13,294	7,627
Fees and commission income from subsidiaries	13,476	14,120	15,100
Other income	142	4,536	1,645

Total income	220,451	184,098	183,017

Expense:
Interest expense to SMBC	6,171	7,362	6,485
Interest expense due to a subsidiary	16,468	16,468	16,468
Operating and other expense	8,790	7,889	8,607

Total expense	31,429	31,719	31,560

Profit before tax	189,022	152,379	151,457
Income tax expense	4	4	3

Net profit	¥189,018	¥152,375	¥151,454

Condensed Statement of Cash Flows

	For the fiscal year ended March 31,
	2014	2013	2012
	(In millions)
Operating Activities:
Profit before tax	¥189,022	¥152,379	¥151,457
Income taxes refund (paid)—net	(9,146)	160	8,104
Other operating activities—net	286	(4,160)	(1,494)

Net cash and cash equivalents provided by operating activities	180,162	148,379	158,067

Investing Activities:
Proceeds from sale of investment in SMBC	—	—	210,003
Investments in subsidiaries	—	—	(120,346)
Other investing activities—net	(191)	(76)	(13)

Net cash and cash equivalents provided by (used in) investing activities	(191)	(76)	89,644

Financing Activities:
Net increase of short-term borrowings	—	—	231,000
Purchase of Type 6 Preferred stock	—	—	(210,003)
Dividends paid	(176,281)	(138,694)	(144,038)
Purchases of treasury stock and proceeds from sale of treasury stock—net	(481)	(240)	(111,501)

Net cash and cash equivalents used in financing activities	(176,762)	(138,934)	(234,542)

Net increase of cash and cash equivalents	3,209	9,369	13,169
Cash and cash equivalents at beginning of period	76,692	67,323	54,154

Cash and cash equivalents at end of period	¥79,901	¥76,692	¥67,323

Investments in subsidiaries and associates

Investments in subsidiaries and associates are stated at cost. SMFG recognizes dividend income from subsidiaries and associates when its right to receive payment is established.

Investments in other subsidiaries and associates include equity investments in SMFL, SMBC Friend Securities, SMFG Card & Credit, Inc., SMBC Consumer Finance and others at March 31, 2014 and 2013. These companies are incorporated in Japan, and the proportion of ownership interest of SMFG in these companies was the same as described in Note 11 “Investments in Associates and Joint Ventures,” and Note 47 “Principal Subsidiaries.”

Long-term obligations

SMFG had perpetual subordinated bonds of ¥393 billion outstanding to its subsidiary, SMFG Preferred Capital JPY 3 Limited, at March 31, 2014. The interest rates of these bonds are fixed until January 2015 or January 2020, which range from 3.9% to 4.5% per annum, and will be floating thereafter. SMFG Preferred Capital JPY 3 Limited issued preferred securities to purchase these bonds.

Guarantees

SMFG provided guarantee of ¥230 billion and ¥50 billion at March 31, 2014 and 2013, respectively, to the Deposit Protection Fund of the Association of German Banks with regard to the deposits of the SMBC Dusseldorf branch.

EXHIBIT INDEX

Exhibit number	Description of Exhibit
Exhibit 1.1	Articles of Incorporation of Sumitomo Mitsui Financial Group, Inc., as amended on June 27, 2013 (English translation) *

Exhibit 1.2	Regulations of Board of Directors of Sumitomo Mitsui Financial Group, Inc., as amended on June 29, 2010 (English translation)**

Exhibit 1.3	Share Handling Regulations of Sumitomo Mitsui Financial Group, Inc., as amended on April 1, 2012 (English translation)***

Exhibit 2.1	Form of Deposit Agreement among the registrant, Citibank, N.A., as Depositary, and all owners and holders from time to time of American Depositary Shares issued thereunder**

Exhibit 8	List of subsidiaries of Sumitomo Mitsui Financial Group, Inc., at March 31, 2014

Exhibit 11	Code of Ethics of Sumitomo Mitsui Financial Group, Inc.****

Exhibit 12.1	CEO Certification Required by Rule 13a-14(a) (17 CFR 240.13a-14(a))

Exhibit 12.2	CFO Certification Required by Rule 13a-14(a) (17 CFR 240.13a-14(a))

Exhibit 13.1	Certification Required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

Exhibit 13.2	Certification Required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

*	Incorporated by reference to our annual report on Form 20-F (File No. 001-34919) filed on July 23, 2013.
**	Incorporated by reference to our registration statement on Form 20-F (File No. 001-34919) filed on October 20, 2010.
***	Incorporated by reference to our annual report on Form 20-F (File No. 001-34919) filed on July 23, 2012.
****	Incorporated by reference to our annual report on Form 20-F (File No. 001-34919) filed on July 29, 2011.