Form 20-F
period 2015-03-31
SUMITOMO MITSUI FINANCIAL GROUP, INC.
filed 2015-07-22
CIK 1022837

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2015

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

At March 31, 2015, the following shares of capital stock were outstanding: 1,414,055,625 shares of common stock (including 46,814,201 shares of common stock held by the registrant and its consolidated subsidiaries and equity-method associates as treasury stock).

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

Unless otherwise indicated, in this annual report, where information is presented in millions, billions or trillions of yen or thousands, millions or billions of dollars, amounts of less than one thousand, one million, one billion or one trillion, as the case may be, have been rounded. Accordingly, the total of figures presented in columns or otherwise may not equal the total of the individual items. Except for capital ratios, which have been truncated, percentage data, unless we state otherwise have been subjected to rounding adjustments for the convenience of the reader.

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

3.A.    SELECTED FINANCIAL DATA

Selected Financial Data

The following selected financial data at and for each of the five fiscal years ended March 31, 2015, 2014, 2013, 2012 and 2011 have been derived from our consolidated financial statements. You should read this data together with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this annual report.

	For the fiscal year ended and at March 31,
	2015	2014(2)	2013(2)	2012(2)	2011(2)
	(In millions, except per share data)
Consolidated income statement data:
Interest income	¥1,782,621	¥1,714,044	¥1,725,723	¥1,710,331	¥1,720,181
Interest expense	371,107	320,511	321,570	313,631	311,056

Net interest income	1,411,514	1,393,533	1,404,153	1,396,700	1,409,125

Fee and commission income	1,002,766	1,003,169	948,685	869,407	806,704
Fee and commission expense	129,253	127,959	127,054	132,562	132,560

Net fee and commission income	873,513	875,210	821,631	736,845	674,144

Net trading income	127,759	135,218	105,302	182,296	324,479
Net income from financial assets at fair value through profit or loss	22,678	58,586	15,794	33,734	30,116
Net investment income	371,064	332,265	223,404	239,365	235,911
Other income	525,905	429,541	324,403	245,563	204,470

Total operating income	3,332,433	3,224,353	2,894,687	2,834,503	2,878,245

Impairment charges (reversals) on financial assets	90,138	(14,275)	270,145	284,310	433,928

Net operating income	3,242,295	3,238,628	2,624,542	2,550,193	2,444,317

General and administrative expenses	1,621,897	1,522,990	1,447,116	1,374,540	1,311,427
Other expenses	505,614	428,780	287,896	238,937	212,059

Operating expenses	2,127,511	1,951,770	1,735,012	1,613,477	1,523,486

Share of post-tax profit (loss) of associates and joint ventures	18,124	19,454	19,593	(25,004)	(5,796)

Profit before tax	1,132,908	1,306,312	909,123	911,712	915,035

Income tax expense	409,947	414,076	255,300	460,779	353,996

Net profit	¥722,961	¥892,236	¥653,823	¥450,933	¥561,039

	For the fiscal year ended and at March 31,
	2015	2014(2)	2013(2)	2012(2)	2011(2)
	(In millions, except per share data)
Profit attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥614,070	¥766,388	¥535,976	¥338,260	¥453,519
Non-controlling interests	108,891	125,848	117,847	112,673	107,520
Earnings per share:
Basic	¥449	¥561	¥396	¥244	¥321
Diluted	449	561	395	243	321
Weighted average number of common shares in issue (in thousands of shares)	1,367,258	1,366,186	1,353,926	1,387,405	1,394,391
Dividends per share in respect of each fiscal year:
Common stock	¥125	¥125	¥100	¥100	¥105
	$1.04	$1.22	$1.06	$1.22	$1.26
Preferred stock (Type 6)(1)	¥—	¥—	¥—	¥44,250	¥88,500
	$—	$—	$—	$539	$1,064
Consolidated statement of financial position data:
Total assets	¥179,181,466	¥158,631,041	¥147,770,475	¥141,824,796	¥136,438,043
Loans and advances	86,971,716	81,244,982	75,987,057	72,536,813	71,020,329
Total liabilities	168,160,616	149,215,851	139,210,786	134,407,940	129,014,402
Deposits	115,833,980	108,370,494	101,021,413	92,853,566	90,469,098
Borrowings	11,217,052	8,463,363	6,475,543	10,412,858	12,548,358
Total equity	11,020,850	9,415,190	8,559,689	7,416,856	7,423,641
Capital stock	2,337,896	2,337,896	2,337,896	2,337,896	2,337,896

(1)	On April 1, 2011, we acquired and cancelled all of the outstanding Type 6 preferred stock.
(2)	Comparative information has been restated to reflect the adoption of IFRIC Interpretation 21 “Levies.” For more information, see Note 2 “Summary of Significant Accounting Policies—New and Amended Accounting Standards Adopted by the SMFG Group” to our consolidated financial statements included elsewhere in this annual report.

Exchange Rates

We maintain our accounts in yen. The following table sets forth for the indicated periods the median exchange rates for buying and selling spot dollars by telegraphic transfer against yen as determined by the Bank, expressed in Japanese yen per $1.00.

	High	Low	Period end	Average(1)
	(Yen per dollar)
Fiscal year ended March 31,
2011	¥94.43	¥79.31	¥83.15	¥85.22
2012	85.47	75.99	82.13	78.98
2013	96.45	77.57	94.01	83.31
2014	105.37	92.91	102.88	100.47
2015	121.59	101.25	120.15	110.61
Most recent six months:
January	120.32	116.44	118.22	118.33
February	120.18	117.30	119.26	118.59
March	121.54	119.17	120.15	120.37
April	120.51	118.94	119.00	119.58
May	123.73	119.30	123.73	120.76
June	125.51	122.44	122.44	123.77
July (through July 10, 2015)	123.40	120.79	121.66	122.40

(1)	Average exchange rates have been calculated by using the average of the exchange rates on the last day of each month during a fiscal year, except for the monthly average rates, which represent the averages of the exchange rates for each day of the relevant months.

The median exchange rate quotation by the Bank for buying and selling spot dollars by telegraphic transfer against yen on July 10, 2015 was ¥121.66 = $1.00.

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

Our financial condition and results of operations are materially affected by general economic conditions and financial markets in Japan and foreign countries, which would be influenced by the changes of various factors such as fiscal and monetary policies, and laws and regulations. Those factors include, for example, the Japanese consumption tax rate. The Japanese consumption tax rate increased from 5% to 8% in April 2014 and was scheduled to further increase to 10% in October 2015. However, the increase in the consumption tax rate to 10% has been postponed until April 1, 2017. Furthermore, geopolitical instability in various parts of the world, including North Africa, the Middle East, Asia and Eastern Europe could also contribute to economic instability in those and other regions and that could affect Japanese and global economic conditions.

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

We and the Bank are subject to capital adequacy requirements established by the Financial Services Agency of Japan (“FSA”). The current requirements reflect the principal risk-weighted capital measures of the Basel III rules text published by the Basel Committee on Banking Supervision (“BCBS”) in December 2010 and are being phased in from March 2013 to March 2019. Compared to the previous requirements, the current requirements increase both the quality and quantity of the risk-weighted capital base.

With respect to the quality of the capital base, certain capital instruments, including existing preferred securities and subordinated debt, are eligible for inclusion as Tier 1 capital or Tier 2 capital only for the phase-out period. Furthermore, deferred tax assets that arise from timing differences will be recognized as part of the common equity component of Tier 1, with recognition capped at 10% of the bank’s common equity component under certain conditions, while deferred tax assets that arise from net loss carry forwards will be deducted from the common equity component of Tier 1. Such recognition and deduction are implemented in a phased manner and will be fully implemented in March 2018.

With respect to the quantity of the capital base, the minimum Common Equity Tier 1 risk-weighted capital ratio applicable to us and the Bank began increasing incrementally from March 2013 reaching 4.5% by March 2015. Moreover, we and the Bank will be required to hold a capital conservation buffer of 2.5% to withstand future periods of stress, and failure to maintain capital at the full buffer levels will result in restrictions on bonuses and capital distributions. The capital conservation buffer will be phased in from March 2016 to March 2019. As a result, the total minimum Common Equity Tier 1 risk-weighted capital ratio will be increased to 7%, and the total minimum risk-weighted capital ratio will be increased to 10.5%. At March 31, 2015, on a consolidated basis, our total risk-weighted capital ratio was 16.58% compared to the minimum required total risk-weighted capital ratio of 8.0%. Out of our total risk-weighted capital ratio, our Tier 1 risk-weighted capital ratio was 12.89%, including 11.30% of Common Equity Tier 1 risk-weighted capital ratio, compared to the minimum required ratios of 6% and 4.5%, respectively.

In addition, in November 2014, we and other organizations were identified by the Financial Stability Board (“FSB”) as Global Systemically Important Financial Institutions (“G-SIFIs”). The list of G-SIFIs is updated each year in November, and the requirements for additional loss absorption capacity above the Basel III minimum requirement will apply from 2016, initially to those financial institutions identified in November 2014 as G-SIFIs.

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

The reported value of our available-for-sale equity instruments accounted for 3.6% of our total assets at March 31, 2015, approximately 88.3% of which were Japanese equity securities. This value depends mainly on prices of the instruments in the stock market. In addition, the reported value, gross unrealized gains and losses, and cost of those available-for-sale equity instruments at March 31, 2015 are described in “Item 5.A. Operating Results—Investment Securities.”

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

We engage in trading and investing activities dealing with various kinds of financial instruments such as bonds, equities, currencies, derivatives and funds. Our financial condition and results of operations could be adversely affected by actual changes or volatility in interest rates, foreign exchange rates and market prices of other investment securities. For example, we have substantial investments in debt securities. In particular, Japanese government bonds represent a significant part of our fixed income portfolio. At March 31, 2015, we had ¥9 trillion of Japanese government bonds classified as available-for-sale financial assets, which accounted for approximately 5.2% of our total assets. Increases in interest rates could substantially decrease the value of our fixed income portfolio, and any unexpected changes in yield curves could adversely affect the value of our bond and interest rate derivative positions, resulting in lower-than-expected revenues from trading and investment activities. Market volatility may also result in significant unrealized losses or impairment losses on such instruments. Furthermore, the downgrading of investment securities by credit rating agencies may also cause declines in the value of our securities portfolio.

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

The ratio of impaired loans and advances to the total loans and advances, both net of allowance for loan losses, were 1.0%, 1.3% and 1.8% at March 31, 2015, 2014 and 2013, respectively. For further information, see “Item 5.A. Operating Results—Loans and Advances.”

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

Consumer lending and credit card companies had offered unsecured personal loans, which included loans with so-called “gray zone” interest in excess of the maximum rate prescribed by the Interest Rate Restriction Act (ranging from 15% to 20%) up to the 29.2% maximum rate permitted under the Act Regulating the Receipt of Contributions, Receipt of Deposits and Interest Rates (“Contributions Act”). However, as a result of court decisions unfavorable to those companies, claims for refunds of amounts paid in excess of the applicable maximum allowed rate by the Interest Rate Restriction Act have increased substantially. Although Cedyna, SMBC Consumer Finance and other subsidiaries have each recorded a provision for claims for refunds of gray zone interest on loans, we may be required to recognize additional losses if such provisions are determined to be insufficient.

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

We recognize deferred tax assets relating to tax losses carried forward and deductible temporary differences only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the temporary differences can be utilized. The deferred tax assets are quantified on the basis of current tax rates and accounting standards and are subject to change as a result of changes to future tax rates or the rules for computing taxable profits and allowable losses. Failure to generate sufficient future taxable profits or changes in tax laws or accounting standards may reduce our estimated recoverable amount of net deferred tax assets. Such a reduction could have an adverse effect on our financial condition and results of operations.

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

In all aspects of our business, we use information technology systems to deliver services to and execute transactions on behalf of our customers as well as for back-office operations. We therefore depend on the capacity and reliability of the electronic and information technology systems supporting our operations. We may encounter service disruptions in the future, owing to failures of these information technology systems. Our information technology systems are subject to damage or incapacitation as a result of quality problems, human errors, natural disasters, power losses, sabotage, computer viruses, acts of terrorism, cyber attacks and similar events. While we have taken steps to protect information technology systems from those risks, including by establishing data recovery capability and functionality, these measures may not be sufficient. In addition, we may not be prepared to address all contingencies that could arise in the event of a major disruption of services. The failure to address such contingencies could harm our relationships with customers or adversely affect our provision of services to customers.

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

Transactions involving Iran and other countries designated by the U.S. Department of State as state sponsors of terrorism or targets that are subject to other U.S. economic sanctions may lead some potential customers and investors to avoid doing business with us or investing in our securities or may limit our business operations.

U.S. law generally prohibits or substantially restricts U.S. persons from doing business with countries designated by the U.S. Department of State as state sponsors of terrorism (“Designated Countries”), which currently are Iran, Sudan and Syria. Under U.S. law, there are similar prohibitions or restrictions on countries, a region and persons that are the subject of other U.S. economic sanctions administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) or other agencies (collectively with the Designated Countries, the “Restricted Targets”). We maintain a Group-wide policy designed to ensure compliance with applicable U.S. laws and regulations. This policy, which covers the Bank and our banking subsidiaries that provide financial services globally, prohibits the new extension of credit to Iranian entities. Our non-U.S. offices engage in transactions relating to the Restricted Targets on a limited basis and in compliance with applicable laws and regulations. These activities include remittance of Japanese yen with respect to our customers’ export or import transactions, maintenance of correspondent banking accounts with Iranian banks, including the Central Bank of Iran, and the payment of fees in Japanese yen to certain Iranian banks in connection with performance bonds issued in the past by the Bank through these Iranian banks related to our customers’ projects in Iran. The performance bonds expired and have not been renewed, but the Bank continues to be obligated to pay certain fees to the Iranian banks. In addition, we maintain a representative office in Iran that mainly performs an information-collecting function.

We do not believe that our operations relating to the Restricted Targets materially affect our business, financial condition or results of operations. A limited number of the Bank’s potential violations of U.S. economic sanctions were identified and voluntarily disclosed to OFAC. These transactions resulted from inadvertent operational errors or the lack of familiarity of some personnel of the Bank with the requirements of the relevant regulations in the past, or from the inherent limitation on information about underlying transactions that can be obtained in the course of normal banking operations. Since the discovery of these potential violations we have further strengthened our Group-wide OFAC compliance program in an effort to prevent the recurrence of such potential violations. We settled some of the voluntarily disclosed potential violations with OFAC while others remain unsettled. However, in light of the inadvertent nature of such potential violations and the degree to which our strengthened OFAC compliance program aims to mitigate the risk of potential violations, we do not believe that our settlement with OFAC, or any possible penalties that OFAC may impose with respect to the other potential violations that remain unsettled, will have a material impact on our reputation, financial condition or results of operations, or on the prices of our securities.

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

In addition, the U.S. government has enacted a series of Ukraine-related sanctions, including those under the Ukraine-Related Sanctions Regulations, the Ukraine Freedom Support Act of 2014 and “sectoral” sanctions on the financial, energy and defense sectors of the Russian economy.

The laws and Executive Orders referenced above or similar legislative or regulatory developments may further limit our business operations. If we were determined to have engaged in activities targeted by certain U.S. statutes or Executive Orders or regulations, we could lose our ability to open or maintain correspondent or payable-through accounts with U.S. financial institutions, among other potential sanctions. In addition, depending on sociopolitical developments, even though we ensure compliance with applicable laws and regulations, our reputation may suffer due to our association with the Restricted Targets. The above circumstances could have a significant adverse effect on our business or the prices of our securities.

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

We need liquidity to maintain our lending activities, meet deposit withdrawals, pay our operating expenses and pay interest on and principal of debt and dividends on capital stock. Adverse market and economic conditions in the domestic and global economies may limit or adversely affect our access to liquidity required to operate our business. If our counterparties or the markets are reluctant to finance our operations due to factors including actual or perceived weaknesses in our businesses as a result of large losses, changes in our credit ratings, or a general decline in the level of business activity in the financial services sector, we may be unable to meet our payment obligations when they become due or only be able to meet them with funding obtained on unfavorable terms. Circumstances unrelated to our businesses and outside of our control, such as, but not limited to, adverse economic conditions, disruptions in the financial markets or negative developments concerning other financial institutions perceived to be comparable to us, may also limit or adversely affect our ability to replace maturing liabilities in a timely manner. Without sufficient liquidity, we will be forced to curtail our operations, which could adversely affect our business, results of operations and financial condition.

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

The FSA’s Financial Inspection Manual for financial institutions and related guidelines are revised or amended from time to time. Our implementation of any such changes could result in an increase in our administrative expenses, which could have an adverse effect on our results of operations and financial condition.

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

The Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”), which was enacted in July 2010, provides a broad framework for significant regulatory changes across most areas of U.S. financial regulations. The Dodd-Frank Act addresses, among other issues, systemic risk oversight, bank capital standards, the resolution of failing systemically significant financial institutions, over-the-counter (“OTC”) derivatives, the ability of banking entities to engage in proprietary trading activities and invest in hedge funds and private equity funds, consumer and investor protection, and securitization. Implementation of the Dodd-Frank Act is taking place through detailed rulemaking over multiple years by various regulators. The final details, impact and timing of some of the rules, particularly of rules relating to derivatives, remain uncertain, and they could result in additional costs, or restrict or otherwise affect the way we conduct our business.

These and similar, or any other kind of significant regulatory developments could adversely affect our capital ratios and results of operations. For further details, see “Item 4.B. Business Overview—Regulations in Japan, Regulations in the United States, and Regulations in Other Jurisdictions.” Since those changes in regulation or fiscal or other policies and their effects are unpredictable and beyond our control, we may not be able to comply with those changes at all times, despite our efforts. Any such failures could result in administrative or judicial proceedings against us, including suspension of our business and financial penalties, which could materially adversely affect our business, reputation, results of operations and financial condition.

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

As a New York Stock Exchange (“NYSE”)-listed company and a registrant with the U.S. Securities and Exchange Commission (“SEC”) under section 404 of the U.S. Sarbanes-Oxley Act of 2002, our management is required to assess the effectiveness of our internal control over financial reporting and disclose whether such internal controls are effective. Our independent registered public accounting firm has to conduct an audit to evaluate and then render an opinion on the effectiveness of our internal control over financial reporting. The Financial Instruments and Exchange Act of Japan (“FIEA”) also requires companies listed on a Japanese stock exchange, such as us, to file, together with their annual securities reports required by the FIEA, audited internal control reports assessing the effectiveness of their internal controls over financial reporting.

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

Description of Operations and Principal Activities

Commercial Banking

We offer commercial banking services to a wide range of customers including large corporations, mid-sized companies, small-sized companies, individuals, governments and governmental entities mainly through the Bank. The Bank has solid franchises in both corporate and consumer banking in Japan. The Bank has long-standing and close business relationships with many companies listed on the First Section of the Tokyo Stock Exchange and long historical relationships with the so-called Sumitomo Group and Mitsui Group companies.

The Bank provides an extensive range of corporate and consumer banking services in Japan and wholesale banking services overseas. In Japan, the Bank accepts deposits from, makes loans to, extends guarantees to and provides other products and services to corporations, individuals, governments and governmental entities. The Bank offers financing solutions through loan syndication, structured finance and project finance to large corporate customers in the domestic and overseas markets, as well as a variety of financing options to domestic mid-sized companies, small-sized companies and individuals. The Bank also underwrites and deals in bonds issued by or guaranteed by the Government of Japan and local government authorities, and acts in various administrative and advisory capacities for select types of corporate and government bonds. Internationally, the Bank operates through a network of branches, representative offices, subsidiaries and affiliates to provide loan syndication, project finance and cash management services and participate in international securities markets.

Until March 31, 2014, the Bank conducted its primary banking business through five business units: the Consumer Banking Unit, the Middle Market Banking Unit, the Corporate Banking Unit, the International Banking Unit and the Treasury Unit. On April 1, 2014, the Bank restructured its domestic business operations and reorganized its domestic business units, in order to further enhance its capability to meet the needs of our clients and deliver higher value-added products and services. Under the new structure, the Consumer Banking Unit, the Middle Market Banking Unit and the Corporate Banking Unit were reorganized into two business units: the Wholesale Banking Unit and the Retail Banking Unit. Accordingly, the Bank operates its primary banking business through four business units. In addition to the four business units, the Bank also has several cross-sectional units and divisions including the Investment Banking Unit, the Corporate Advisory Division, the Private Advisory Division and the Transaction Business Division. Further, the Bank has a Corporate Staff Unit, a Corporate Services Unit, a Compliance Unit, a Risk Management Unit and an Internal Audit Unit.

The Bank’s Wholesale Banking Unit

The Bank’s Wholesale Banking Unit aims to offer business solutions for the increasingly complex and diverse management issues that are faced by large Japanese corporations, including listed companies and mid-sized companies, and, together with certain of our Group companies, provides a wide range of financial products and services targeting those corporations and companies, through 179 sales channels of the Bank at March 31, 2015. The financial products and services that this business unit provides include deposits, loans including syndicated loans, commitment lines, structured finance and nonrecourse loans, settlement services, cash management, leasing, factoring, management information systems consulting, collection and investment banking services. This business unit also provides the following products and services:

•

Services for Globalizing Corporations. In light of the recent overseas expansion trend, the Bank focuses on offering products and services whereby the Bank assists those customers entering new markets, especially in China and other Asian countries, and accommodates an increase in their international trade operations.

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

•

Services to Promote B-to-B Transactions. The Bank, with its subsidiaries and affiliates, provides various internet settlement services to meet its customers’ needs. The Bank has promoted these services to stimulate greater demand for its solutions business. Using these services, corporate customers are able to transfer money more easily and effectively, and also utilize foreign exchange services to transfer funds to and from their overseas counterparts in foreign currencies.

The Bank’s Retail Banking Unit

The Bank’s Retail Banking Unit provides financial services to both consumers residing in Japan and domestic small-sized companies.

For consumers, this business unit offers a wide range of financial services including personal bank accounts, deposit products such as ordinary deposits, time deposits and foreign currency deposits, and the following products and services through various channels:

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

•

Investment Trust. The Bank, as a broker, provides a variety of investment trust products with varying risk-return profiles that are developed and managed by experienced asset management companies within Japan and overseas. Also, the Bank, together with its subsidiary SMBC Nikko Securities, offers discretionary investment management services.

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

In addition, the Bank is promoting the collaboration with its subsidiary SMBC Nikko Securities to meet customers’ diverse needs for asset management by leveraging their respective strengths of a broad client base and a high advisory capability.

The operations are mainly conducted through a large and well developed branch network. The Bank had a domestic network consisting of 441 branch offices at March 31, 2015, most of which were located in the Tokyo and Osaka regions. Some branches provide financial consulting services for asset management and housing loans during extended hours, including weekday evenings, weekends and national holidays, for the convenience of individual customers.

The Bank also operates an extensive network of ATMs in Japan. At March 31, 2015, the Bank offers its customers’ access to 51,055 ATMs, some of which are the Bank’s ATMs and the majority of which are ATMs made available through arrangements with other ATM providers such as convenience store chains.

This business unit also offers internet banking services for consumers. At March 31, 2015, the Bank’s internet banking services had approximately 14 million registered users. The users are able to transfer funds, perform balance inquiries, make time deposits and foreign currency deposits, and buy and sell investment trusts over the internet, as well as over the mobile phone or the traditional telephone.

For small-sized companies, this business unit provides a wide array of financial products and services to comprehensively address in the same place business owners’ needs as both corporate managers and individuals such as business and asset succession.

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

At March 31, 2015, the Bank’s international network consisted of 15 branches, 17 sub-branches and 7 representative offices and the Bank seeks to meet customers’ needs globally, together with the network of the Bank’s foreign banking subsidiaries such as SMBC Europe with 7 offices and SMBC (China) with 15 offices, and foreign banking associates including PT Bank Tabungan Pensiunan Nasional Tbk, the Bank of East Asia, Limited and Vietnam Export Import Commercial Joint Stock Bank.

Based on our strategy of expanding our businesses globally, the Bank has been promoting strategic alliances to enhance products and services with leading financial institutions such as Barclays, Kotak Mahindra Bank Limited, and ACLEDA Bank Plc. Additionally, in order to further expand our business in the U.S., we and the Bank obtained financial holding company status under the U.S. Bank Holding Company Act of 1956, as amended (“Bank Holding Company Act”), on May 7, 2013, which allows the expansion of the scope of services to provide in the U.S., including underwriting and trading of securities and providing other investment banking services.

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

The following unit or divisions operate across the business units discussed above and in cooperation with our Group companies, including SMBC Nikko Securities.

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

•

Solutions Related to Growing Industrial Sectors. The Bank provides a wide range of solutions to corporate customers addressing businesses related to growing industrial sectors, such as environmental, infrastructure, water, new energy, agriculture, health care, and robot industries.

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

•

Private Advisory Division. The Private Advisory Division addresses areas where the needs of individuals and corporate clients overlap, including private banking, corporate employees business, business succession and asset succession consulting for business owners and high-net-worth individuals.

•

Transaction Business Division. The Transaction Business Division complements our transaction and financing services, including cash management, settlement, foreign exchange and supply chain finance for our corporate clients. This division aims to offer a variety of products and services to capture customers’ cash flows and business flows.

In addition to the Bank, our domestic banking subsidiaries include KUBC, The Minato Bank and SMBC Trust Bank Ltd. (“SMBC Trust Bank”). KUBC and The Minato Bank are regional financial institutions based in Kansai area and provide commercial banking services to corporations and individuals. SMBC Trust Bank, which became our wholly owned subsidiary in October 2013, offers extensive trust services tailored to the needs of customers, such as wealth management solutions.

Our domestic banking associate is The Japan Net Bank, Limited (“The Japan Net Bank”), which, as an internet bank, provides internet-based services such as deposits, loans and investment products. The Japan Net Bank, which had been our subsidiary, became our associate in April 2014 due to a decrease in our proportion of voting rights.

Our foreign banking subsidiaries include SMBC Europe, SMBC (China), Manufacturers Bank, Sumitomo Mitsui Banking Corporation of Canada, Banco Sumitomo Mitsui Brasileiro S.A., JSC Sumitomo Mitsui Rus Bank, PT Bank Sumitomo Mitsui Indonesia and Sumitomo Mitsui Banking Corporation Malaysia Berhad.

Our foreign banking associates include PT Bank Tabungan Pensiunan Nasional Tbk, the Bank of East Asia, Limited, one of the largest commercial banks in Hong Kong, which became our associate in March 2015, and Vietnam Export Import Commercial Joint Stock Bank.

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

Securities

SMBC Nikko Securities Inc.

As one of the major Japanese securities companies, SMBC Nikko Securities Inc. (“SMBC Nikko Securities”), our wholly owned subsidiary, offers a wide range of financial products and investment consultation and administrative services to its individual and corporate customers in Japan. For individual customers, SMBC Nikko Securities provides consulting services to meet diversified asset management needs at 123 branches nationwide at March 31, 2015, and a widely used online trading tool. For corporate customers, it also offers trading capabilities and financial products, debt and equity underwriting, and M&A advisory services, mainly in Japan.

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

Cedyna Financial Corporation

Cedyna Financial Corporation (“Cedyna”), our wholly owned subsidiary, conducts credit card, installment (such as shopping credit and automobile loan) and solution (such as collection outsourcing and factoring) businesses.

In March 2012, Cedyna made SMBC Finance Service Co., Ltd. (“SMBC Finance Service”) a wholly owned subsidiary. SMBC Finance Service, which had been a subsidiary of the Bank before the reorganization, provides collection outsourcing services and has a strong customer base and internet settlement know-how. In April 2014, Cedyna transferred its own collection outsourcing business to SMBC Finance Service in order to strengthen its competitive edge by taking advantage of scale and promoting streamlining.

SMBC Consumer Finance Co., Ltd.

SMBC Consumer Finance Co., Ltd. (“SMBC Consumer Finance”), which became our wholly owned subsidiary in April 2012 and changed its company name from Promise in July 2012, is a core entity in our consumer lending business. It provides consumer loans, together with its wholly owned subsidiary Mobit Co., LTD., that consist mainly of unsecured loans to individuals, and conducts other business including loan guarantee business. SMBC Consumer Finance guarantees certain consumer loans made by the Bank.

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

Under the FLC, Goldman Sachs is entitled to draw from time to time amounts equal to approximately 95% of Specified Losses, up to an aggregate stated amount of $1 billion. Under the SLC Series, Goldman Sachs is entitled, subject to certain conditions, to draw from time to time amounts equal to approximately 70% of Specified Losses above specified loss thresholds, up to an aggregate stated amount of $1.125 billion. Goldman Sachs has made a small number of drawdowns under the FLC in accordance with its terms.

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

The Bank, through a separate bankruptcy-remote Cayman Islands subsidiary, has collateralized the obligations on the FLC and a portion of the SLC Series by buying $1.723 billion of Goldman Sachs demand notes and pledging those demand notes to Goldman Sachs. If Goldman Sachs activates an SLC Series that is not collateralized, the Bank through its Cayman Islands subsidiary will be required to purchase and pledge additional Goldman Sachs demand notes with a principal amount equal to the stated amount of that SLC Series. Subject to certain conditions, the Bank has the right to substitute as collateral high quality liquid securities for the Goldman Sachs demand notes.

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

•

Middle market and small and medium-sized enterprise business strategy. In the middle and small and medium-sized enterprise markets, where we have a number of strengths, we have revised the client segmentation and grouped clients based on attributes in order to fully meet the financial needs of each individual company. Further, under the newly launched Area system, we aim to comprehensively address needs of business owners both as corporate managers and as individuals, through one-stop-services.

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

Revenues by Region

The following table sets forth the percentage of our total operating income under IFRS for the fiscal years ended March 31, 2015, 2014, and 2013, based on the total operating income of our offices in the indicated regions. For each of the periods presented, we earned most of our total operating income in Japan, where we compete with other major Japanese banking groups and financial service providers. We earned the remainder in the Americas, Europe and Middle East, and Asia and Oceania, where we mainly compete with global financial institutions.

	For the fiscal year ended March 31,
	2015	2014	2013
Region:
Japan	76%	78%	82%
Foreign:
Americas	5%	6%	4%
Europe and Middle East	11%	9%	7%
Asia and Oceania (excluding Japan)	8%	7%	7%

Total	100%	100%	100%

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

The Bank of Japan

The Bank of Japan (“BOJ”) is the central bank of Japan and serves as the principal instrument for the execution of Japan’s monetary policy. The BOJ implements monetary policy mainly by adjusting its basic loan rate, open market operations and imposing deposit reserve requirements. All banks in Japan maintain deposits with the BOJ and rely substantially upon obtaining borrowings from and rediscounting bills with the BOJ. Moreover, most banks in Japan maintain current accounts under agreements with the BOJ pursuant to which the BOJ can conclude a contract with the Bank concerning on-site examinations. BOJ supervision is intended to support the effective execution of monetary policy, while FSA supervision aims to maintain the sound operations of banks in Japan and promote the security of depositors. Through its examinations, the BOJ seeks to identify problems at an early stage and give corrective guidance where necessary.

Regulations Regarding Capital Adequacy and Liquidity

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

•

introducing a leverage ratio as a supplementary measure to the Basel II risk-based framework with a view to migrating to a Pillar 1 (minimum capital requirement) treatment based on appropriate review and calibration (for further information, see “Leverage Ratio” below);

•	introducing measures to promote the build-up of capital buffers in good times that can be drawn upon in periods of stress; and

•

introducing minimum liquidity standards for internationally active banks that include a 30-day liquidity coverage ratio requirement underpinned by a longer-term structural liquidity ratio (for further information, see “Liquidity Requirement” below).

In July 2010, the Group of Central Bank Governors and Heads of Supervision reached a broad agreement on the overall design of the BCBS’ capital and liquidity reform package. In addition, in August 2010, the BCBS issued for consultation a proposal to enhance the loss absorbency function of regulatory capital. In September 2010, the Group of Central Bank Governors and Heads of Supervision announced a substantial strengthening of existing capital requirements. The framework of the proposed reform was endorsed by the G-20 leaders at their Seoul summit in November 2010. These capital reforms increased the minimum common equity requirement from 2% to 4.5% and will require banks to hold a capital conservation buffer of 2.5% to withstand future periods of stress, bringing the total common equity requirement to 7%. The Tier 1 capital requirement also increased from 4% to 6% (increasing to 8.5% when included together with the above capital conservation buffer). The total capital requirement remains at 8% but will increase to 10.5% with the capital conservation buffer. In addition, a countercyclical buffer within a range of 0% to 2.5% of common equity or other fully loss-absorbing capital will be implemented according to national circumstances. The Group of Central Bank Governors and Heads of Supervision also agreed on transitional arrangements for implementing the new standards. Under the transitional arrangements, these new capital requirements are being phased in between January 1, 2013 and January 1, 2019. In December 2010, the BCBS published the new Basel III rules text. To reflect changes made by the BCBS, the FSA changed its capital adequacy guidelines. The FSA’s changes have mostly been applied from March 31, 2013, which generally reflects the main measures of the minimum capital requirements of the BCBS that started to be phased in on January 1, 2013 and will be fully applied from March 2019.

In September 2013, the BCBS and the International Organization of Securities Commissions (“IOSCO”) released the final framework for margin requirements for non-centrally cleared derivatives (“2013 framework”). This framework will require high quality liquid assets to be posted as margin on non-centrally cleared derivative transactions, which could adversely affect our liquidity position. The requirements were originally planned to be phased in over a four-year period beginning in December 2015 with the largest, most active and most systemically important participants in the derivatives market, including us. In March 2015, the BCBS and IOSCO released revisions to the 2013 framework, which delay the beginning of the phase-in period for collecting and posting initial margin on non-centrally cleared trades from December 2015 to September 2016. The full phase-in schedule has been adjusted to reflect this nine-month delay. The revisions also institute a six-month phase-in period of the requirement to exchange variation margin, beginning in September 2016.

In addition to the above-mentioned minimum capital requirements and capital buffer requirements under Basel III, organizations identified by the FSB as G-SIFIs, which as of November 2014 included us, will be required to maintain an additional 1% to 2.5% of common equity as a percentage of risk-weighted assets based on the organization’s size, interconnectedness, substitutability, complexity and cross-jurisdictional activity as determined by the FSB. This requirement is commonly referred to as the G-SIFI capital surcharge, and the amount of G-SIFI capital surcharge that would have applied to us based on the FSB’s determination as of November 2014 was 1% of risk-weighted assets. The G-SIFI capital surcharge requirement will be phased in from January 2016 to January 2019. The FSB updates its list of G-SIFIs on an annual basis.

In November 2014, the FSB issued policy proposals consisting of a set of principles and a detailed term sheet on the adequacy of loss-absorbing and recapitalization capacity for G-SIFIs for public consultation. The proposals have been developed by the FSB in consultation with the BCBS and will, once finalized, form a new minimum standard of total loss-absorbing capacity (“TLAC”). The FSB proposes to ensure the availability of adequate loss-absorbing capacity for G-SIFIs in resolution by setting a new minimum requirement for TLAC. G-SIFIs will be required to meet this new standard by as early as January 2019. The proposals are scheduled to be finalized by the time of the next G-20 leaders’ summit in 2015.

Furthermore, as a disincentive for G-SIFIs facing the maximum G-SIFI capital surcharge to “increase materially their global systemic importance in the future,” an additional 1% capital surcharge could be applied. So long as we are identified as a G-SIFI, we are also subject to stronger supervisory mandates and higher supervisory expectations for risk management functions, data aggregation capabilities, risk governance and internal controls. The substance of this heightened supervision has not yet been fixed, but we anticipate that at a minimum any rules will contain more stringent reporting requirements and impose common frameworks for data aggregation and internal risk management processes on G-SIFIs.

Because we have been identified as a G-SIFI, we are also subject to, among other things, resolution-related requirements described in the FSB’s “Key Attributes of Effective Resolution Regimes for Financial Institutions.” In particular, the FSB has required the initial group of G-SIFIs to have in place a recovery and resolution plan, including a group-level plan, containing various specified elements, to be subject to regular resolvability assessments. Under the Comprehensive Guidelines for Supervision of Financial Instruments Business Operators, etc., issued by the FSA, as part of crisis management, financial institutions identified as G-SIFIs must prepare and submit a recovery plan, which includes a description of events that would trigger implementation of the recovery plan and the analysis of the recovery options to the FSA, and the FSA must prepare the resolution plan for each G-SIFI.

In December 2014, the BCBS published a consultative document on the design of a capital floor framework which will replace the current transitional floor based on the Basel I standard with a capital floor based on the Basel II/III standard. The proposed framework will be based on the finalized version of the standardized approach, which is also being revised. The BCBS intends to publish the final standards of the capital floor framework around the end of 2015.

In June 2015, the BCBS also issued a consultative document on the risk management, capital treatment and supervision of interest rate risk in the banking book (“IRRBB”). Such document presents two options for the capital treatment of IRRBB: (i) a Pillar 1 (minimum capital requirement) approach and (ii) an enhanced Pillar 2 approach.

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

Leverage Ratio

In March 2015, the FSA published its leverage ratio guidelines which have been applied from March 31, 2015 to help ensure broad and adequate capture of both on- and off-balance sheet sources of leverage for internationally active banks. The FSA’s leverage ratio guidelines are based on the text of the leverage ratio framework and disclosure requirements issued by the BCBS in January 2014. Any final adjustments to the definition and calibration of the leverage ratio will be made by the BCBS by 2017, with a view to migrate to a Pillar 1 treatment on January 1, 2018, based on appropriate review and calibration.

Liquidity Requirement

In October 2014, the FSA published its guidelines for liquidity coverage ratio (“LCR”) applicable to banks with international operations that have been applied from March 31, 2015. These guidelines are based on the full text of the LCR standard issued by the BCBS in January 2013. LCR is intended to promote resilience to potential liquidity disruptions over a thirty-day horizon and help ensure that global banks have sufficient, unencumbered, high-quality liquid assets to offset the net cash outflows they could encounter under an acute short-term stress scenario. Under the FSA’s LCR guidelines, banks with international operations must maintain LCR of 100% on both a consolidated basis and a nonconsolidated basis, while the minimum LCR requirements are being phased in between March 31, 2015 and March 31, 2019 with an increase of 10% in each year starting from 60%.

In October 2014, the BCBS issued the final standard for the net stable funding ratio (“NSFR”), which requires a minimum amount of stable sources of funding at a bank relative to the liquidity profiles of the bank’s assets, as well as the potential for contingent liquidity needs arising from off-balance sheet commitments, over a one-year horizon. NSFR is scheduled to be introduced as a minimum standard by January 1, 2018.

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

•	the total risk-weighted capital ratio of a bank with international operations becomes less than 8% but not less than 4%;

•	the Common Equity Tier 1 risk-weighted capital ratio becomes less than 4.5% but not less than 2.25%; or

•	the Tier 1 risk-weighted capital ratio becomes less than 6% but not less than 3%.

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

•	the total risk-weighted capital ratio of a bank with international operations declines to less than 4% but not less than 2%;

•	the Common Equity Tier 1 risk-weighted capital ratio becomes less than 2.25% but not less than 1.13%; or

•	the Tier 1 risk-weighted capital ratio becomes less than 3% but not less than 1.5%.

The FSA may order a bank to conduct any one of the following: (1) a capital increase; (2) a substantial reduction in its business; (3) a merger; or (4) abolishment of its banking business, if;

•	the total risk-weighted capital ratio of a bank with international operations declines to less than 2% but not less than 0%;

•	the Common Equity Tier 1 risk-weighted capital ratio becomes less than 1.13% but not less than 0%; or

•	the Tier 1 risk-weighted capital ratio becomes less than 1.5% but not less than 0%.

The FSA may order the bank to suspend all or part of its business, if the total risk-weighted capital ratio, the Common Equity Tier 1 risk-weighted capital ratio or Tier 1 risk-weighted capital ratio of a bank with international operations declines below 0%.

The FSA may take actions similar to the actions the FSA may take with respect to a bank, if;

•	the total risk-weighted capital ratio of a bank holding company that holds a bank with international operations declines to levels below 8%;

•	the Common Equity Tier 1 risk-weighted capital ratio declines to levels below 4.5%; or

•	the Tier 1 risk-weighted capital ratio declines to levels below 6%.

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

From April 2011 to March 2014, the DIC received annual insurance premiums from member deposit-taking financial institutions, amounting to 0.107% of deposits that bear no interest, are redeemable upon demand and are used by depositors primarily for payment and settlement purposes, and 0.082% of other deposits. From April 2014, they amounted to 0.108% and 0.081%, respectively. For the fiscal years ended March 31, 2013 through 2015, a certain amount was reimbursed to the member institutions each fiscal year because there were no failures of insured deposit-taking financial institutions. From April 2015, annual insurance premiums amounted to 0.054% of deposits primarily for payment and settlement purposes and 0.041% of deposits for other deposits.

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

Under the new resolution regime, where the Prime Minister recognizes that the failure of a financial institution which falls into either of (a) or (b) below may cause significant disruption in the financial markets or other financial systems in Japan if measures described in (a) (specified Item 1 measures) (tokutei dai ichigo sochi) or measures described in (b) (specified Item 2 measures) (tokutei dai nigo sochi) are not taken, the Prime Minister may confirm that any of the following measures need to be applied to the financial institution following deliberation by Japan’s Financial Crisis Response Council:

(a) if the financial institution is not a financial institution whose liabilities exceed its assets, which means it is unable to fully perform its obligations with its assets, the DIC shall supervise the operation of business and management and disposal of assets of that financial institution, and may provide it with loans or guarantees necessary to avoid the risk of significant disruption in the financial systems in Japan, or subscribe for shares or subordinated bonds of, or lend subordinated loans to, the financial institution, taking into consideration the financial condition of the financial institution;

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

Single Customer Credit Limit

The Banking Act restricts the aggregate amount of credit and loans that may be extended to any single customer in order to avoid the excessive concentration of credit risks and promote the fair and extensive use of bank credit. To tighten the restrictions under Japanese law to meet international standards, the Banking Act and the related cabinet order were amended in June 2013 and October 2014, respectively and those amendments became effective in December 2014. As a result of the amendments, the credit limit of bank holding companies, banks or bank groups for any single customer, including certain of the customer’s affiliates, was lowered from 40% to 25% of the total qualifying capital of the bank holding company, bank or bank group, with certain adjustments.

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

Restriction on Aggregate Shareholdings by a Bank

The Act Concerning Restriction on Shareholdings by Banks requires Japanese banks and their qualified subsidiaries to limit the aggregate market value (excluding unrealized gains, if any) of their equity securities holdings to an amount equal to 100% of their consolidated Tier 1 capital, with adjustments, in order to reduce exposure to stock price fluctuations. Treasury shares, shares issued by subsidiaries, shares not listed on any stock exchange or not registered with any OTC market, shares held as trust assets, and shares acquired through debt-for-equity swaps in restructuring transactions are excluded from this limitation. In order to facilitate the disposition of shares of listed stocks held by banks while preventing adverse effects caused by sales of large amounts of shares in a short period of time, share purchases by the Banks’ Shareholdings Purchase Corporation of listed shares have been restarted from March 2009.

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

Base Erosion and Profit Shifting (BEPS)

In July 2013, the Organization for Economic Co-operation and Development (“OECD”) published the Action Plan on Base Erosion and Profit Shifting (“BEPS”) in order to prevent exploiting of gaps and mismatches in tax rules and artificial shifting of profits to low or no-tax locations. The Action Plan on BEPS identified 15 key areas to be addressed by 2015. In September 2014, reports on recommendations for a coordinated international approach for seven key areas were delivered and those for the other key areas are scheduled to be delivered in 2015. An integrated package of such deliverables is scheduled to be delivered to the G-20 Finance Ministers in October 2015. These measures will apply once they are implemented either in domestic laws or in the network of bilateral tax treaties. Some of the deliverables published by OECD have been partially reflected to Japanese tax regulations by the tax reform adopted in 2015.

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

The Bank’s New York branch is supervised by the Federal Reserve Bank of New York and the New York State Department of Financial Services, but its deposits are not insured (or eligible to be insured) by the Federal Deposit Insurance Corporation (“FDIC”). The Bank’s Los Angeles and San Francisco branches are supervised by the Federal Reserve Bank of San Francisco and the California Department of Business Oversight, but their deposits are not insured (or eligible to be insured) by the FDIC. The Bank’s representative office in Houston is subject to regulation and examination by the Texas Department of Banking and the Federal Reserve Bank of Dallas.

The Bank and SMFG are qualifying foreign banking organizations under the U.S. International Banking Act of 1978, as amended (“International Banking Act”), and as such are subject to regulation as bank holding companies under the Bank Holding Company Act. Additionally, the Bank and SMFG are bank holding companies by virtue of their ownership of Manufacturers Bank. As a result, the Bank, SMFG and their U.S. operations are subject to regulation, supervision and examination by the Federal Reserve Board as their U.S. “umbrella supervisor.”

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

Other Prudential Restrictions

The Bank’s U.S. branches and Manufacturers Bank are subject to requirements and restrictions under U.S. federal and state law, including requirements to maintain reserves against deposits, restrictions on the types and amounts of loans that may be made and limitations on the types of investments that may be made and the types of services that may be offered. Various consumer laws and regulations also affect the operations of Manufacturers Bank, and to a limited extent, the Bank’s New York and California branches.

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

Regulatory Requirements applicable to Financial Holding Companies

As financial holding companies, we and the Bank are subject to additional regulatory requirements. For example, we, the Bank and Manufacturers Bank, which is our U.S. insured depository institution subsidiary, must be “well capitalized,” meaning maintenance of a Tier 1 risk-based capital ratio of at least 6% and a total risk-based capital ratio of at least 10% under the revised capital standards of Basel III, which became effective on

January 1, 2015 in the U.S. In addition, we, the Bank and Manufacturers Bank must be “well managed,” including maintenance of examination ratings that are at least satisfactory. Further, the Bank is also required to be well capitalized and well managed under its home country standards, which must be comparable to those required for a U.S. bank. Failure to comply with such requirements would require us and the Bank to prepare a remediation plan, and we would not be able to undertake new business activities or acquisitions based on our status as a financial holding company during any period of noncompliance without the prior approval of the Federal Reserve Board. Divestiture or termination of certain business activities in the U.S. may also be required as a consequence of failure to correct such conditions within 180 days.

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

Implementation of the Dodd-Frank Act is taking place through detailed rulemaking over multiple years by various regulators, including the Office of the Comptroller of the Currency (“OCC”), the Federal Reserve Board, the SEC, the FDIC, the Commodity Futures Trading Commission (“CFTC”), the Financial Stability Oversight Council and the Consumer Financial Protection Bureau. The final details, impact and timing of some of the implementing rules, particularly of rules relating to derivatives remain uncertain, and they could result in additional costs, or restrict or otherwise affect the way we conduct our business.

In December 2013, the Federal Reserve Board, the SEC, the OCC, the FDIC, and the CFTC adopted final rules implementing what is known as the “Volcker Rule.” The final rules require banking entities to conform to certain restrictions on proprietary trading activities, hedge fund and private equity fund activities and certain other enumerated investment restrictions, but contain a number of exclusions and exemptions that substantially limit their extraterritorial reach. Concurrently, with the release of the final rules in December 2013, the Federal Reserve Board issued an order extending the conformance period until July 21, 2015. During the conformance period, banking entities must engage in good-faith efforts to conform their activities and investments to the requirements of the final rules by the conformance deadline. In December 2014, the Federal Reserve Board announced its intention to extend the conformance period until July 21, 2017 for certain investments in and relationships with hedge funds and private equity funds that were in place as of December 31, 2013. Although complying with the final rules could result in additional costs, or restrict or otherwise affect the way we conduct our business, the impact remains uncertain.

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

Furthermore, the Dodd-Frank Act provides for an extensive framework for the regulation of OTC derivatives, including mandatory clearing, exchange trading and transaction reporting of certain OTC derivatives. In October 2012, the final joint rules of the CFTC and the SEC that further define “swap” and “security based swap” became effective. As a result, certain entities are required to register with the CFTC as “swap dealers” or “major swap participants” and our subsidiary, SMBC Capital Markets, Inc., became provisionally registered as a swap dealer on or around December 31, 2012. While some of the U.S. swaps requirements are already final and effective, others are subject to further rulemaking or deferred compliance dates. Mandatory clearing, trade execution and reporting requirements for swaps took effect in the first half of 2013.

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

Laws Prohibiting Money Laundering and Terrorist Financing

The Bank Secrecy Act / USA PATRIOT Act of 2001

The Bank Secrecy Act, as amended by the USA PATRIOT Act of 2001 (“PATRIOT Act”) contains measures to prevent and detect the financing of terrorism and international money laundering by imposing significant compliance and due diligence obligations, creating crimes, providing for penalties and expanding the extraterritorial jurisdiction of the United States. The Bank Secrecy Act, as amended, imposes anti-money laundering compliance obligations on U.S. financial institutions, including the U.S. offices of foreign banks. The passage of the PATRIOT Act and other events have resulted in heightened scrutiny of compliance with the Bank Secrecy Act and anti-money laundering rules by federal and state regulatory and law enforcement authorities. Certain provisions of the USA Patriot Act expired in June 2015 and were extended in part by the USA Freedom Act of 2015, enacted on June 2015.

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

In addition, in July 2012, Executive Order 13622, as amended, authorizes the U.S. Secretary of the Treasury, in consultation with the U.S. Secretary of State, to impose correspondent account sanctions on any foreign financial institution that knowingly conducts or facilitates a significant financial transaction with the National Iranian Oil Company or Naftiran Intertrade Company, or that knowingly conducts or facilitates a significant transaction for the purchase, acquisition, sale, transport or marketing of petroleum, petroleum products or petrochemical products from Iran, with certain exceptions.

Further, in August 2012, the President signed the ITRA into law, which strengthens existing sanctions on Iran, especially those aimed at third-country nationals engaging in business with Iran, and includes measures relating to human rights abuses in Iran and Syria. It exposes non-U.S. persons to possible sanctions if they engage in specified activities relating to Iran.

In addition, the IFCA, which is included in the U.S. National Defense Authorization Act for Fiscal Year 2013, imposes, among other things, new sanctions against the energy, shipping and shipbuilding sectors of Iran, as well as Iranian port operators, and the sale, supply or transfer to or from Iran of certain precious and other metals and materials. Executive Order 13645 targets, among other things, the automotive sector of Iran and transactions in Iran’s currency, the rial. The IFCA and Executive Order 13645 provide for the imposition of sanctions on persons, including foreign financial institutions, that knowingly engage in activities related to the sectors and conduct targeted by the IFCA and Executive Order 13645, and activities involving certain Iranian persons included on the Specially Designated Nationals and Blocked Persons List (the “SDN List”) maintained by OFAC.

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

On January 20, 2014, the U.S. government issued certain temporary sanctions waivers as part of the JPOA among the P5 + 1 and Iran (“JPOA Waivers”). While in effect, the JPOA Waivers supersede the NDAA Exception, which expired on March 5, 2014. The effective period of the JPOA Waivers (“JPOA Relief Period”) was originally from January 20, 2014 through July 20, 2014, but was successively extended through July 13, 2015. Pursuant to the JPOA Waivers, the U.S. government agreed not to seek reductions in the volume of Iranian crude oil purchased by current authorized purchasers, including Japan, during the JPOA Relief Period. Additionally, non-U.S. financial institutions, such as us, that engaged in certain transactions initiated and completed during the JPOA Relief Period relating to exports of Iranian petrochemical products, petroleum and petroleum products, Iran’s automotive sector, Iran’s trade in gold and precious metals, and the supply and installation of certain spare parts and services for civil aircraft in Iran would not be targeted for secondary sanctions under U.S. law, pursuant to the JPOA Waivers. As discussed below, on July 14, 2015, the sanctions relief provided for in the JPOA was further extended.

As part of the JPOA, the P5 + 1 and Iran agreed on a process to authorize or facilitate the release in installments over the initial JPOA Relief Period (January 20, 2014 through July 20, 2014) of $4.2 billion of Iran’s restricted funds held in banks outside Iran and outside the United States, contingent on Iran fulfilling its commitments under the JPOA. The United States Government worked with non-U.S. financial institutions to implement the release of such funds to Iran. As part of the extension of the JPOA Relief Period to November 24, 2014, the P5 + 1 agreed to allow Iran access to an additional $2.8 billion of its restricted assets in installments. According to the U.S. Treasury Department, the P5+1 fulfilled their commitments to facilitate the release of $4.2 billion during the initial JPOA Relief Period and to facilitate the release of a further $2.8 billion through November 24, 2014. Further, as part of a further extension of the JPOA Relief Period, the P5 + 1 agreed to facilitate the release in installments of an additional $4.9 billion of Iran’s restricted funds during the period beginning on November 25, 2014, and ending on June 30, 2015. In addition, the JPOA, among other things, established a financial channel to facilitate humanitarian trade for Iran’s domestic needs using Iranian oil revenues held abroad. For a description of the remittances the Bank conducted in connection with the export of humanitarian goods to Iran under applicable laws and regulations, see “—Disclosure Pursuant to Section 13(r) of the Securities Exchange Act of 1934.”

In April 2015, the parties to the JPOA reached an understanding on the framework for a Joint Comprehensive Plan of Action for containing Iran’s nuclear program (“JCPOA”). In May 2015, President Obama signed into law the Iran Nuclear Agreement Review Act of 2015, which establishes a mechanism for Congressional review of any new agreement reached between the United States and Iran related to Iran’s nuclear program.

On July 14, 2015, the P5 + 1 and Iran, with the European Union, agreed on the final text of the JCPOA . Building on the framework for a JCPOA announced in April, the JCPOA will provide Iran with phased sanctions relief upon verification that Iran has implemented key nuclear commitments. Under the JCPOA, U.S. sanctions relief will be provided through the suspension and eventual termination of nuclear-related secondary sanctions, beginning once the International Atomic Energy Agency (“IAEA”) verifies that Iran has implemented key nuclear-related measures described in the JCPOA (“Implementation Day”). The U.S. government has stated that it will publish detailed guidance related to the JCPOA prior to Implementation Day, but as of July 15, 2015, this guidance has not yet been issued. Pursuant to the JCPOA, the sanctions relief provided for in the JPOA has been extended through Implementation Day. This JPOA sanctions relief is the only Iran-related sanctions relief in effect until further notice. Effective July 14, 2015, all specific licenses issued pursuant to OFAC’s “Second Amended Statement of Licensing Policy on Activities Related to the Safety of Iran’s Civil Aviation Industry” with an expiration date on or before July 14, 2015, are hereby authorized to remain in effect according to their terms until Implementation Day.

Ukraine Freedom Support Act of 2014

In order to deter the Russian government from further destabilizing and invading Ukraine, the U.S. government enacted H.R. 5859, the Ukraine Freedom Support Act of 2014 (signed into law on December 18, 2014). Among other things, the Act authorizes prohibitions or strict limitations on the opening or maintaining of correspondent or payable-through accounts in the United States by non-U.S. financial institutions determined by the U.S. government (i) to have knowingly engaged in on or after December 18, 2014 in significant transactions involving certain activities described in the Act, including those involving individuals or entities on whom sanctions are imposed pursuant to the Act for making a significant investment in a project for the extraction of deepwater, Arctic offshore or shale formation crude oil in Russia, or (ii) to have knowingly facilitated, on or after June 16, 2015, a significant financial transaction on behalf of any Russian individual or entity included on the SDN List pursuant to Ukraine-related sanction programs.

Foreign Account Tax Compliance Act

Provisions of the U.S. tax law commonly referred to as the Foreign Account Tax Compliance Act (“FATCA”), which became effective on July 1, 2014, aim to prevent U.S. persons from hiding their financial assets or evading their U.S. federal income tax obligations by the use of offshore accounts. A foreign financial institution that has entered into an agreement with the U.S. Internal Revenue Service (“IRS”) pursuant to which it agrees to comply with FATCA, referred to as a “participating foreign financial institution” (“PFFI”), is required to perform specified due diligence, reporting and withholding functions (a “PFFI agreement”). Specifically, under FATCA, a PFFI is required to ascertain the U.S. status of customers through specified due diligence and report certain information annually to the IRS. In cases where customers are not compliant with FATCA, PFFIs are obligated to carry out specified reporting and withholding procedures as prescribed. The consequences for foreign financial institutions that are not compliant with FATCA include being subjected to a 30% withholding tax on certain withholdable payments from U.S. sources and reporting to the IRS.

As of July 1, 2015, the United States entered into intergovernmental agreements or reached agreements in substance with more than 100 countries in furtherance of the objectives of FATCA, which modify the operation of FATCA with respect to financial institutions located in those countries. On June 11, 2013 the United States and Japan entered into an intergovernmental agreement to facilitate the implementation of FATCA pursuant to which Japanese financial institutions (such as us and certain of our Group companies) are directed by the Japanese authorities to register with the IRS and fulfill obligations consistent with those required under a PFFI agreement. We have registered with the IRS to become a PFFI. We are committed to complying with FATCA as a PFFI and abiding by the terms of our PFFI agreement with the IRS within the jurisdictions in which we operate and in accordance with the time frame set out by the IRS. We intend to closely monitor FATCA developments and evolving industry practices to ensure continued compliance with FATCA moving forward.

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

Disclosure Pursuant to Section 13(r) of the Securities Exchange Act of 1934

Section 13(r) of the Securities Exchange Act of 1934, as amended, requires an issuer to disclose whether it or any of its affiliates knowingly engaged in certain activities or transactions relating to Iran or with individuals or entities designated by the U.S. government under specified Executive Orders, even if those activities are not prohibited by U.S. law and are conducted outside the United States by non-U.S. affiliates. During the twelve months ended March 31, 2015, one affiliate of SMFG, SMBC, engaged in activities subject to disclosure under Section 13(r). SMBC conducted these activities consistent with its internal policies and procedures, the policies and procedures of SMFG, and applicable laws and regulations.

SMBC issued letters of credit and provided remittance and other settlement services in connection with customers’ trade transactions between Japan and Iran. These transactions principally involved the importation of oil into Japan or exportation of civilian commercial products from Japan and were conducted with Iranian banks. Under the exception for Japanese financial institutions under the 2012 NDAA, SMBC supported a Japanese importing company by paying bills of exchange in connection with imports of crude oil from an Iranian oil company designated under Executive Order 13382. These transactions did not involve the settlement of U.S. dollar-denominated payments cleared through U.S. banks. SMBC has informed SMFG that it intends to continue to engage in these types of transactions on a limited basis to the extent permitted under applicable regulations. For the twelve months ended March 31, 2015, the gross revenue related to these transactions was ¥11.8 million, representing about 0.0004% of SMFG’s total interest and fee income. SMFG does not allocate direct costs to interest and fee income and therefore does not calculate net profits with respect to these transactions.

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

In the past, SMBC has issued performance bonds that supported various projects, including the construction of petroleum plants in Iran. Some of these performance bonds may have had counterparties that were entities or instrumentalities of the Government of Iran, or were issued through Iranian banks that have since been designated under Executive Order 13382 or 13224. All of these performance bonds have matured, and SMBC has not renewed and will not renew them, but SMBC continues to have obligations under the matured performance bonds until they are returned or cancelled by the beneficiaries. In connection with a beneficiary’s cancellation of a performance bond, SMBC paid a cancellation fee of ¥42 million in Japanese yen, with the authorization of the Ministry of Finance of Japan, to an Iranian bank that is designated under Executive Order 13382. SMBC has also received fees from its customers on whose behalf it issued the performance bonds. For the twelve months ended March 31, 2015, the gross revenue relating to these transactions was ¥50 million, representing less than 0.0018%

of SMFG’s total interest and fee income. As noted above, SMFG does not allocate direct costs to interest and fee income and therefore does not calculate net profits with respect to these transactions. SMBC has informed SMFG that it intends to continue to accept fee income from its customers for whose account the performance bonds were issued and to pay the relevant fees to the Iranian banks, to the extent authorized by the Ministry of Finance of Japan or otherwise permitted under applicable regulations, until the bonds are returned or cancelled. However, SMBC strongly urges the relevant customers to ask the beneficiaries to agree to return or cancel these performance bonds.

SMBC has frozen all accounts of Iranian banks designated under Executive Order 13382 or 13224 pursuant to Japanese foreign exchange laws, and has frozen U.S. dollar accounts of other Iranian banks. SMBC still maintains two Japanese yen accounts of government-owned Iranian banks, including an account for the Central Bank of Iran, and certain transactions described in this disclosure were conducted through the use of such accounts. These transactions were conducted in accordance with Japanese law, and we do not believe that the transactions were sanctionable under U.S. sanctions, due to the exception for Japanese financial institutions under the 2012 NDAA and JPOA Waivers that were in effect at the time the transactions occurred. For a description of the exception under the 2012 NDAA and JPOA Waivers described in this paragraph, see “—Regulations in the United States—Laws Prohibiting Money Laundering and Terrorist Financing.” The gross revenue attributable to the accounts of government-owned Iranian banks for the twelve months ended March 31, 2015, was less than ¥0.1 million, representing less than 0.0001% of SMFG’s total interest and fee income. SMFG does not allocate direct costs to interest and fee income and therefore does not calculate net profits with respect to these transactions. SMBC has informed SMFG that it intends to continue to maintain the Iranian accounts described above to the extent permitted under applicable laws and regulations.

Between 2001 and 2006, prior to changes in applicable laws and regulations, SMBC made loans to Japanese-owned entities involved in financing the development of petroleum-related projects in Iran that may have been commissioned by the Government of Iran. One such borrower owed SMBC an overdue balance until November 2014, at which time it repaid the entire amount pursuant to a specific license from OFAC. No additional loans have been extended since then, and SMBC has no plans to do so in the future.

As of the date of this annual report, to our knowledge, there are no other activities for the twelve months ended March 31, 2015 that require disclosure under Section 13(r) of the Securities Exchange Act of 1934.

4.C.    ORGANIZATIONAL STRUCTURE

The following chart presents our corporate structure summary at March 31, 2015.

(1)	These companies are our associates.

As the ultimate holding company of the Group, we are responsible for:

•	group strategy and management;

•	group resource allocation;

•	group financial accounting;

•	investor relations;

•	capital strategy;

•	group IT strategy;

•	HR management for group executives;

•	group risk management, internal control and compliance;

•	compensation schemes; and

•	efficiently harmonizing our operations on a Group-wide basis.

Principal Subsidiaries

Our principal subsidiaries at March 31, 2015 are shown in the list below. We consolidate all entities that we control. We control an entity when we are exposed, or have rights, to variable returns from our involvement with the entity and have the ability to affect those returns through our power over the entity.

Principal domestic subsidiaries

Company Name	Proportion of Ownership Interest(1)	Proportion of Voting Rights(1)		Main Business
	(%)	(%)
Sumitomo Mitsui Banking Corporation	100.0	100.0		Commercial banking
THE MINATO BANK, LTD.	6.0	46.4	(2)(3)	Commercial banking
Kansai Urban Banking Corporation	59.8	60.1		Commercial banking
SMBC Trust Bank Ltd.	100.0	100.0		Trust Banking
SMBC Guarantee Co., Ltd.	100.0	100.0		Credit guarantee
Sumitomo Mitsui Finance and Leasing Company, Limited	60.0	60.0		Leasing
SMBC Nikko Securities Inc.	100.0	100.0		Securities
SMBC Friend Securities Co., Ltd.	100.0	100.0		Securities
Sumitomo Mitsui Card Company, Limited	65.9	65.9		Credit card
Cedyna Financial Corporation	100.0	100.0		Credit card and consumer credit
SMBC Consumer Finance Co., Ltd.	100.0	100.0		Consumer lending
SAKURA CARD CO., LTD.	100.0	100.0		Credit card
Mobit Co., LTD.	100.0	100.0		Consumer lending
SMM Auto Finance, Inc.	51.0	51.0		Automobile sales financing
SMBC Finance Service Co., Ltd.	100.0	100.0		Collecting agent and factoring
The Japan Research Institute, Limited	100.0	100.0		System development, data processing, management consulting and economic research
SAKURA KCS Corporation	50.2	50.2		System engineering and data processing
Financial Link Co., Ltd.	100.0	100.0		Data processing service and consulting
SMBC Venture Capital Co., Ltd.	40.0	40.0	(3)	Venture capital
SMBC Consulting Co., Ltd.	100.0	100.0		Management consulting and information services
Japan Pension Navigator Co., Ltd.	69.7	69.7		Operational management of defined contribution pension plans

(1)	Percentages of proportion of ownership interest and proportion of voting rights have been truncated.
(2)	We have a 6.0% direct holding in THE MINATO BANK, LTD., and can control a further 40.4% of the voting rights held by the Bank’s retirement benefit trust under contractual agreements between the Bank and the retirement benefit trust.
(3)	These companies are accounted for as subsidiaries, despite our holdings of less than 50% of the voting rights, because we are able to govern the financial and operating policies of these companies under a statute or an agreement, or by delegating the majority of the members of the board of directors.

Principal foreign subsidiaries

Company Name	Country of Incorporation	Proportion of Ownership Interest(1)	Proportion of Voting Rights(1)	Main Business
		(%)	(%)
Sumitomo Mitsui Banking Corporation Europe Limited	U.K.	100.0	100.0	Commercial banking
Sumitomo Mitsui Banking Corporation (China) Limited	China	100.0	100.0	Commercial banking
Manufacturers Bank	U.S.A.	100.0	100.0	Commercial banking
Sumitomo Mitsui Banking Corporation of Canada	Canada	100.0	100.0	Commercial banking
Banco Sumitomo Mitsui Brasileiro S.A.	Brazil	100.0	100.0	Commercial banking
JSC Sumitomo Mitsui Rus Bank	Russia	100.0	100.0	Commercial banking
PT Bank Sumitomo Mitsui Indonesia	Indonesia	98.4	98.4	Commercial banking
Sumitomo Mitsui Banking Corporation Malaysia Berhad	Malaysia	100.0	100.0	Commercial banking
SMBC Leasing and Finance, Inc.	U.S.A.	100.0	100.0	Leasing
SMBC Aviation Capital Limited	Ireland	90.0	90.0	Leasing
SMBC Nikko Securities America, Inc.	U.S.A.	100.0	100.0	Securities
SMBC Nikko Capital Markets Limited	U.K.	100.0	100.0	Securities
SMBC Capital Markets, Inc.	U.S.A.	100.0	100.0	Derivatives

(1)	Percentages of proportion of ownership interest and proportion of voting rights have been truncated.

4.D.    PROPERTY, PLANT AND EQUIPMENT

The assets for rent we own for the purpose of operating leases mainly consist of aircraft for the leasing business. We own or lease the land and buildings in which we conduct our business. Most of the property that we operate in Japan is owned by us to be used by our branches. In contrast, our international operations are conducted out of leased premises. Our head office building in Marunouchi is leased from a third party. Our largest property is the site of the Bank’s former Otemachi head office, with a net carrying value of ¥123 billion at March 31, 2015. The redevelopment of the building on the site started in April 2011 and was completed in June 2015.

The following table shows the net carrying amount of our tangible fixed assets at March 31, 2015.

At March 31, 2015
(In millions)
Assets for rent	¥1,506,709
Land	492,732
Buildings	302,641
Leased assets	8,368
Others	186,047

Total	¥2,496,497

For more information, see Note 12 “Property, Plant and Equipment” and Note 38 “Assets Pledged and Received as Collateral” to our consolidated financial statements included elsewhere in this annual report.

The total area of land related to our material office and other properties at March 31, 2015 was approximately 721,000 square meters for owned land and approximately 17,000 square meters for leased land.

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

For the fiscal year ended March 31, 2015, Japanese gross domestic product (“GDP”) decreased by 0.9%, compared with an increase of 2.1% in the previous fiscal year, based on data published in June 2015 by the Cabinet Office of the Government of Japan.

In the first half of the fiscal year ended March 31, 2015, the Japanese economy was temporarily sluggish, reflecting a decline in demand following the rush demand ahead of the consumption tax increase that took place in April 2014. Quarter-on-quarter growth rates of Japanese GDP were minus 1.7% for the period from April to June 2014 and minus 0.5% for the period from July to September 2014. In the second half of the fiscal year, the economy gradually improved, supported by improvements in corporate earnings and employment situation. As a result, Japanese GDP increased, on a quarter-on-quarter basis, by 0.3% for the period from October to December 2014 and by 1.0% for the period from January to March 2015.

Private consumption, which accounts for about 58% of Japanese GDP, decreased by 3.1% for the fiscal year ended March 31, 2015. The decrease reflected a decline in demand following the rush demand ahead of the consumption tax increase that took place in April 2014. In particular, for the period from April to June 2014, immediately after the consumption tax increase, private consumption decreased by 5.1% on a quarter-on-quarter basis, although it increased by 0.4% on a quarter-on-quarter basis for the period from July to September 2014. In the second half of the fiscal year, private consumption showed some resilience, reflecting the gradual improvement in the employment and income situation. For both periods from October to December 2014 and from January to March 2015, private consumption increased by 0.4% on a quarter-on-quarter basis.

Private investment, which accounts for about 16% of Japanese GDP, consists of capital investments by business and private residential investments. Capital investments by business increased by 0.4% for the fiscal year ended March 31, 2015. Capital investments by business decreased by 4.8% on a quarter-on-quarter basis for the period from April to June 2014. Thereafter, capital investments increased, on a quarter-on-quarter basis, by 0.1% for the period from July to September 2014, by 0.3% for the period from October to December 2014, and by 2.7% for the period from January to March 2015, reflecting the improvement in corporate earnings. Private residential investments decreased by 11.7% for the fiscal year ended March 31, 2015, due to a decline in demand following the rush demand ahead of the consumption tax increase in April 2014. For the periods from April to June 2014 and July to September 2014, private residential investments decreased, on a quarter-on-quarter basis, by 10.8% and 6.4%, respectively. Thereafter, the decrease slowed and the quarter-on-quarter growth rate of private residential investments was minus 0.6% for the period from October to December 2014. Then, for the period from January to March 2015, private residential investments increased by 1.7% on a quarter-on-quarter basis.

Changes in private inventories contributed 0.5 percentage points to Japanese GDP growth for the fiscal year ended March 31, 2015. For the period from April to June 2014, changes in private inventories contributed

1.3 percentage points to Japanese GDP growth on a quarter-on-quarter basis. However, changes in private inventories pulled down Japanese GDP growth, on a quarter-on-quarter basis, by 0.7 percentage points for the period from July to September 2014 and by 0.2 percentage points for the period from October to December 2014. Thereafter, for the period from January to March 2015, changes in private inventories contributed 0.6 percentage points to Japanese GDP growth on a quarter-on-quarter basis.

The ratio of exports of goods and services to Japanese GDP was about 17%, and exports of goods and services increased by 8.0% for the fiscal year ended March 31, 2015. For the period from April to June 2014, exports of goods and services were almost flat on a quarter-on-quarter basis, due to a slow recovery of exports to the U.S. and some Asian countries. However, exports of goods and services subsequently increased, on a quarter-on-quarter basis, by 1.6% for the period from July to September 2014, by 3.2% for the period from October to December 2014 and by 2.4% for the period from January to March 2015, reflecting the depreciation of the yen and increasing demand in the U.S. where the economy was resilient.

The ratio of imports of goods and services to Japanese GDP was about 15%, and imports of goods and services increased by 3.7% for the fiscal year ended March 31, 2015. For the period from April to June 2014, imports of goods and services decreased by 5.2% on a quarter-on-quarter basis, due to a decline in demand following the rush demand ahead of the consumption tax increase that took place in April 2014. Thereafter, imports of goods and services continued to increase, reflecting robust domestic demand. Imports of goods and services increased, on a quarter-on-quarter basis, by 1.1% for the period from July to September 2014, by 1.4% for the period from October to December 2014 and by 2.9% for the period from January to March 2015.

Industrial production was relatively weak in the first half of the fiscal year ended March 31, 2015, but showed some signs of improvement in the second half of the fiscal year. The momentum of recovery in industrial production was maintained as a whole.

The employment situation improved as a whole during the fiscal year ended March 31, 2015. The active job openings-to-applicants ratio continued to improve as a whole. In addition, the unemployment rate remained relatively low, and the unemployment rate in March 2015 was 3.4%, a decrease of 0.2% from the same month of the previous year, based on the Labor Force Survey by the Statistics Bureau in the Ministry of Internal Affairs and Communications. On the other hand, compensation of employees decreased by 1.6% on a quarter-on-quarter basis for the period from April to June 2014. However, it increased by 0.6% on a quarter-on-quarter basis for the period from July to September 2014. It was flat on a quarter-on-quarter basis for the period from October to December 2014 and increased on a quarter-on-quarter basis by 0.6% for the period from January to March 2015.

Further, according to Teikoku Databank, a research institution in Japan, there were approximately 9,000 corporate bankruptcies in Japan during the fiscal year ended March 31, 2015, a decrease of 10.5% from the previous fiscal year, involving approximately ¥1.9 trillion in total liabilities, a decrease of 31.3% from the previous fiscal year.

In Japanese financial and capital markets, the uncollateralized overnight call rate, which is the benchmark short-term interest rate, remained at relatively low levels during the fiscal year ended March 31, 2015, due to the ongoing provision of ample funds by the BOJ. The yield on newly issued Japanese government bonds with a maturity of 10 years, which is the benchmark long-term interest rate, temporarily declined to the 0.1%-or-more level, but was around 0.4% at March 31, 2015.

The Nikkei Stock Average, which is a price-weighted average of 225 stocks listed on the Tokyo Stock Exchange First Section, rose from ¥14,827.83 at March 31, 2014 to ¥19,206.99 at March 31, 2015. It stood at ¥19,754.36 at March 23, 2015, its highest closing level since April 2000.

The yen depreciated against the U.S. dollar from ¥102.98 at March 31, 2014 to ¥120.21 at March 31, 2015, according to the statistical data published by the BOJ. Thereafter, the yen exchange rate against the U.S. dollar at June 30, 2015 was ¥122.25.

The global economy gradually headed toward recovery for the fiscal year ended March 31, 2015. The economies of developed countries, including the U.S. and certain European countries, continued to recover gradually, in spite of slower growth in some emerging economies. For further information on exposures to certain European countries, see “Item 5.A. Operating Results—Financial Condition—Exposures to Selected European Countries.”

The U.S. economy continued to recover for the fiscal year ended March 31, 2015, led by domestic demand. However, the pace of the recovery slowed down toward the end of the fiscal year due to the strong dollar and lower oil prices, which led to a slowdown in U.S. oil production and related investments. The European economy continued to recover due to a pick-up in private consumption, although it showed some signs of leveling off in the middle of the fiscal year. China’s economic growth slowed down, and the growth momentum in other Asian economies as a whole continued to be slow for the fiscal year ended March 31, 2015.

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

For a more detailed description of regulations to which we are subject, risks associated with regulatory development and our management policy under this environment, see “Item 3.D. Risk Factors—Risks Related to Our Business, and Risks Related to Our Industry,” “Item 4.B. Business Overview—Regulations in Japan, Regulations in the United States, Regulations in Other Jurisdictions and Description of Operations and Principal Activities—Management Policies.”

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

Prime rates in Japan have been relatively stable since 2000. This is mainly because short-term interest rates, for example, the three-month TIBOR, have declined to nearly zero, and prime rates, which are adjusted according to changes in short-term interest rates, had little room for further decline. The BOJ lowered its target for the uncollateralized overnight call rate from 0.5% to 0.3% in October 2008 and by an additional 0.2 percentage points to 0.1% in December 2008 in order to address market conditions. Following these policy interest rate changes, we lowered our short-term prime rate by 0.2 percentage points from 1.675% to 1.475% in January 2009 and our ordinary deposit rate by 0.02 percentage points from 0.04% to 0.02% in September 2010. In October 2010, the BOJ lowered its target for the uncollateralized overnight call rate to a range of 0% to 0.1% to pursue a virtual zero interest rate policy. In February 2012, the BOJ clarified its monetary policy stance to enhance monetary easing, with the aim of achieving the goal of 1% year-on-year rate of increase in the consumer price index (“CPI”). Moreover, in January 2013, the BOJ decided to set the price stability target at 2% in terms of the year-on-year rate of increase in the CPI and pursue aggressive monetary easing. In order to achieve the price stability target at the earliest possible time, the BOJ announced in April 2013 the introduction of “quantitative and qualitative monetary easing” including doubling the monetary base and the amounts outstanding of Japanese government bonds as well as exchange-traded funds in two years. In addition, the BOJ announced on October 31, 2014 the expansion of its “quantitative and qualitative monetary easing.” The following table sets forth the Bank’s short-term prime rate, three-month TIBOR, ordinary deposit rate, long-term prime rate and ten-year swap rate, at the dates indicated:

	At March 31,
	2015	2014	2013
Short-term prime rate	1.475%	1.475%	1.475%
Three-month TIBOR	0.172	0.212	0.250
Ordinary deposit rate	0.020	0.020	0.020
Long-term prime rate	1.150	1.200	1.150
Ten-year swap rate	0.576	0.825	0.686

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

General and Administrative Expenses. General and administrative expenses consist primarily of personnel expenses (salaries and related expenses), depreciation and amortization expenses, and other expenses (rent and lease expenses, premiums for deposit insurance, publicity and advertising expenses, and communication expenses).

Other Expenses. Other expenses consist primarily of cost of operating leases, costs related to IT solution services and IT systems, losses on disposal of property, plant and equipment, and other intangible assets, and impairment losses of property, plant and equipment.

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

Most of our domestic equity instruments consist of publicly traded Japanese stocks. The Nikkei Stock Average increased by 19.6% from ¥12,397.91 at March 29, 2013, to ¥14,827.83 at March 31, 2014, and increased by 29.5% to ¥19,206.99 at March 31, 2015. At March 31, 2015, we had net unrealized gains on domestic equity securities of ¥3,031,726 million, an increase of ¥1,005,748 million from ¥2,025,978 million at March 31, 2014. For more information, see “Item 5.A. Operating Results—Financial Condition—Investment Securities.”

Strengthening of Equity Capital

In response to the imposition of more stringent regulatory capital requirements, we have been taking a proactive approach to managing our risk-weighted capital ratio by focusing on increasing qualifying capital, including by building up our retained earnings, identifying risks, and controlling risk-weighted assets.

Foreign Currency Fluctuations

The average exchange rate used to convert dollars to yen in the consolidated financial statements included elsewhere in this annual report for the fiscal year ended March 31, 2015 was ¥109.76 per $1.00, compared to the previous fiscal year’s average exchange rate of ¥100.17 per $1.00. The percentage of revenue we earned from our foreign operations for the fiscal years ended March 31, 2015 and 2014 was 24% and 22%, respectively. For more information, see “Item 4.B. Business Overview—Revenues by Region.”

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

Management estimates and judgments may change from time to time as the economic environment changes or new information becomes available. Changes in these estimates and judgments will result in a different allowance for loan losses and may have a direct impact on impairment charges. Impairment charges on loans and advances amounting to ¥79,552 million and ¥138,375 million were recognized for the fiscal years ended March 31, 2015 and 2013 respectively, whereas previously recognized impairment charges on loans and advances amounting to ¥25,806 million were reversed for the fiscal year ended March 31, 2014.

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

The financial assets and liabilities are classified into one of three levels within a fair value hierarchy based on the inputs used in the fair value measurement. The three levels of the fair value hierarchy are as follows:

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

Management estimates and judgments may change from time to time upon future events that may or may not occur and changes in these estimates and judgments could adversely affect the carrying amounts of available-

for-sale financial assets. Impairment charges on available-for-sale financial assets reclassified from equity to profit or loss totaled ¥10,586 million, ¥11,531 million and ¥131,770 million for the fiscal years ended March 31, 2015, 2014 and 2013, respectively.

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

These management judgments are made based on the facts and circumstances at the time of the impairment test, and may vary depending on the situation and time. Changes in management judgments may result in different impairment test results and different impairment losses recognized. There were no impairment losses recognized on goodwill for the fiscal years ended March 31, 2015, 2014 and 2013.

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

Management estimates and judgments may change from time to time as the legal environment and market conditions change or new information becomes available. Changes in these estimates and judgments could affect the balance of provision for interest repayment. Provision for interest repayment is recorded in provisions as a liability, and it totaled ¥166,715 million and ¥189,993 million at March 31, 2015 and 2014, respectively.

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

The difference between the fair value of the plan assets and the present value of the defined benefit obligation at the end of the reporting period is recognized as assets and liabilities in the consolidated statement of financial position. When this calculation for each plan results in a benefit to us, the recognized asset is limited to the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan. An economic benefit is available to us, if it is realizable during the life of the plan or on settlement of the plan obligation. The net total of assets and liabilities in the consolidated statement of financial position amounted to net assets of ¥332,674 million and ¥122,118 million at March 31, 2015 and 2014, respectively.

Deferred Tax Assets

We recognize deferred tax assets relating to tax losses carried forward and deductible temporary differences, only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the deductible temporary differences can be utilized. This assessment requires significant management judgments and assumptions. Future taxable profit is estimated based on, among other relevant factors, forecasted results of operations, which are based on historical financial performance and the business plans that management believes to be prudent and feasible. While we carefully assess the realization of tax losses carried forward and deductible temporary differences, the actual taxable profit in the future may be less than the forecast. The deferred tax assets amounted to ¥117,500 million and ¥147,241 million at March 31, 2015 and 2014, respectively, while the net total of deferred tax assets and liabilities amounted to net liabilities of ¥446,305 million and ¥2,010 million in the consolidated statement of financial position at March 31, 2015 and 2014, respectively.

New and Amended Accounting Standards and Recent Accounting Pronouncements

See “New and Amended Accounting Standards Adopted by the SMFG Group” and “Recent Accounting Pronouncements” under Note 2 “Summary of Significant Accounting Policies” to our consolidated financial statements included elsewhere in this annual report.

5.A.    OPERATING RESULTS

Under the economic and financial circumstances described in “Item 5. Operating and Financial Review and Prospects—Overview—Operating Environment,” we made a profit through our commercial banking and other financial services businesses. Our net profit decreased by ¥169,275 million from ¥892,236 million for the fiscal year ended March 31, 2014 to ¥722,961 million for the fiscal year ended March 31, 2015. Although our total operating income increased by ¥108,080 million from ¥3,224,353 million for the fiscal year ended March 31, 2014 to ¥3,332,433 million for the fiscal year ended March 31, 2015, primarily due to increases in net investment income and other income, our net profit decreased primarily due to increases in impairment charges on financial assets and operating expenses.

Our total assets increased by ¥20,550,425 million from ¥158,631,041 million at March 31, 2014 to ¥179,181,466 million at March 31, 2015, primarily due to increases in cash and deposits with banks and loans and advances.

Our total liabilities increased by ¥18,944,765 million from ¥149,215,851 million at March 31, 2014 to ¥168,160,616 million at March 31, 2015, primarily due to increases in deposits, borrowings and debt securities in issue.

Our total equity increased by ¥1,605,660 million from ¥9,415,190 million at March 31, 2014 to ¥11,020,850 million at March 31, 2015, primarily due to increases in retained earnings and other reserves.

Operating Results

The following table presents information as to our income, expenses and net profit for the fiscal years ended March 31, 2015, 2014 and 2013.

	For the fiscal year ended March 31,
	2015	2014(1)	2013(1)
	(In millions, except per share data)
Interest income	¥1,782,621	¥1,714,044	¥1,725,723
Interest expense	371,107	320,511	321,570

Net interest income	1,411,514	1,393,533	1,404,153

Fee and commission income	1,002,766	1,003,169	948,685
Fee and commission expense	129,253	127,959	127,054

Net fee and commission income	873,513	875,210	821,631

Net trading income	127,759	135,218	105,302
Net income from financial assets at fair value through profit or loss	22,678	58,586	15,794
Net investment income	371,064	332,265	223,404
Other income	525,905	429,541	324,403

Total operating income	3,332,433	3,224,353	2,894,687

Impairment charges (reversals) on financial assets	90,138	(14,275)	270,145

Net operating income	3,242,295	3,238,628	2,624,542

General and administrative expenses	1,621,897	1,522,990	1,447,116
Other expenses	505,614	428,780	287,896

Operating expenses	2,127,511	1,951,770	1,735,012

Share of post-tax profit of associates and joint ventures	18,124	19,454	19,593

Profit before tax	1,132,908	1,306,312	909,123

Income tax expense	409,947	414,076	255,300

Net profit	¥722,961	¥892,236	¥653,823

Profit attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥614,070	¥766,388	¥535,976
Non-controlling interests	108,891	125,848	117,847
Earnings per share:
Basic	¥449.13	¥560.97	¥395.87
Diluted	448.86	560.68	395.32

(1)	Comparative information has been restated to reflect the adoption of IFRIC Interpretation 21 “Levies.” For more information, see Note 2 “Summary of Significant Accounting Policies—New and Amended Accounting Standards Adopted by the SMFG Group” to our consolidated financial statements included elsewhere in this annual report.

Fiscal Year Ended March 31, 2015 Compared to Fiscal Year Ended March 31, 2014

Total operating income increased by ¥108,080 million, or 3%, from ¥3,224,353 million for the fiscal year ended March 31, 2014 to ¥3,332,433 million for the fiscal year ended March 31, 2015, primarily due to increases in net investment income of ¥38,799 million and other income of ¥96,364 million as discussed in detail below. Although impairment charges on financial assets increased, net operating income also increased by ¥3,667 million from ¥3,238,628 million for the fiscal year ended March 31, 2014 to ¥3,242,295 million for the fiscal year ended March 31, 2015, due to the increase in total operating income described above.

Net profit decreased by ¥169,275 million from ¥892,236 million for the fiscal year ended March 31, 2014 to ¥722,961 million for the fiscal year ended March 31, 2015, as a result of increases in general and administrative expenses and other expenses.

Fiscal Year Ended March 31, 2014 Compared to Fiscal Year Ended March 31, 2013

Total operating income increased by ¥329,666 million, or 11%, from ¥2,894,687 million for the fiscal year ended March 31, 2013 to ¥3,224,353 million for the fiscal year ended March 31, 2014, primarily due to increases in net investment income of ¥108,861 million and other income of ¥105,138 million as discussed in detail below. In addition, due to a decrease in impairment charges on financial assets, net operating income increased by ¥614,086 million from ¥2,624,542 million for the fiscal year ended March 31, 2013 to ¥3,238,628 million for the fiscal year ended March 31, 2014.

Net profit increased by ¥238,413 million from ¥653,823 million for the fiscal year ended March 31, 2013 to ¥892,236 million for the fiscal year ended March 31, 2014, as a result of the increase in net operating income described above, which was partially offset by increases in operating expenses and income tax expenses.

Net Interest Income

The following tables show the average balances of our statement of financial position items, related interest income, interest expense, net interest income and average rates for the fiscal years ended March 31, 2015, 2014 and 2013.

	For the fiscal year ended March 31,
	2015			2014			2013
	Average balance(3)	Interest income	Average rate	Average balance(3)	Interest income	Average rate	Average balance(3)	Interest income	Average rate
	(In millions, except percentages)
Interest-earning assets:
Interest-earning deposits with other banks:
Domestic offices	¥741,738	¥4,548	0.61%	¥609,023	¥2,807	0.46%	¥351,808	¥1,185	0.34%
Foreign offices	5,892,983	37,348	0.63%	6,027,100	34,521	0.57%	4,491,108	28,285	0.63%

Total	6,634,721	41,896	0.63%	6,636,123	37,328	0.56%	4,842,916	29,470	0.61%

Call loans and bills bought:
Domestic offices	226,409	1,177	0.52%	273,903	1,583	0.58%	304,331	1,519	0.50%
Foreign offices	972,643	17,429	1.79%	1,154,049	16,559	1.43%	1,076,378	11,347	1.05%

Total	1,199,052	18,606	1.55%	1,427,952	18,142	1.27%	1,380,709	12,866	0.93%

Reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	4,766,205	7,875	0.17%	3,749,260	7,339	0.20%	3,922,361	7,535	0.19%
Foreign offices	726,427	9,146	1.26%	419,274	7,631	1.82%	283,262	5,465	1.93%

Total	5,492,632	17,021	0.31%	4,168,534	14,970	0.36%	4,205,623	13,000	0.31%

Held-to-maturity investments(1):
Domestic offices	4,086,502	20,509	0.50%	5,238,921	30,303	0.58%	5,659,267	39,786	0.70%

Total	4,086,502	20,509	0.50%	5,238,921	30,303	0.58%	5,659,267	39,786	0.70%

Available-for-sale financial assets(1):
Domestic offices	10,385,945	32,703	0.31%	12,119,698	35,539	0.29%	23,444,037	65,814	0.28%
Foreign offices	2,250,294	29,282	1.30%	1,780,684	19,956	1.12%	1,687,202	21,572	1.28%

Total	12,636,239	61,985	0.49%	13,900,382	55,495	0.40%	25,131,239	87,386	0.35%

Loans and advances(2):
Domestic offices	62,005,587	1,099,119	1.77%	61,524,516	1,138,102	1.85%	60,183,531	1,200,792	2.00%
Foreign offices	23,292,666	523,485	2.25%	19,553,229	419,704	2.15%	15,301,802	342,423	2.24%

Total	85,298,253	1,622,604	1.90%	81,077,745	1,557,806	1.92%	75,485,333	1,543,215	2.04%

Total interest-earning assets:
Domestic offices	82,212,386	1,165,931	1.42%	83,515,321	1,215,673	1.46%	93,865,335	1,316,631	1.40%
Foreign offices	33,135,013	616,690	1.86%	28,934,336	498,371	1.72%	22,839,752	409,092	1.79%

Total	¥115,347,399	¥1,782,621	1.55%	¥112,449,657	¥1,714,044	1.52%	¥116,705,087	¥1,725,723	1.48%

	For the fiscal year ended March 31,
	2015			2014			2013
	Average balance(3)	Interest expense	Average rate	Average balance(3)	Interest expense	Average rate	Average balance(3)	Interest expense	Average rate
	(In millions, except percentages)
Interest-bearing liabilities:
Deposits:
Domestic offices	¥74,397,836	¥49,356	0.07%	¥72,376,165	¥48,446	0.07%	¥70,452,092	¥51,975	0.07%
Foreign offices	21,263,919	116,211	0.55%	17,014,587	91,944	0.54%	12,801,814	71,403	0.56%

Total	95,661,755	165,567	0.17%	89,390,752	140,390	0.16%	83,253,906	123,378	0.15%

Call money and bills sold:
Domestic offices	2,040,724	1,504	0.07%	1,497,244	1,222	0.08%	1,233,733	1,039	0.08%
Foreign offices	877,127	2,510	0.29%	651,839	2,261	0.35%	642,899	3,098	0.48%

Total	2,917,851	4,014	0.14%	2,149,083	3,483	0.16%	1,876,632	4,137	0.22%

Repurchase agreements and cash collateral on securities lent:
Domestic offices	5,584,584	6,091	0.11%	4,167,460	4,558	0.11%	4,970,577	7,781	0.16%
Foreign offices	1,455,125	3,829	0.26%	990,721	2,989	0.30%	1,079,763	4,228	0.39%

Total	7,039,709	9,920	0.14%	5,158,181	7,547	0.15%	6,050,340	12,009	0.20%

Borrowings:
Domestic offices	9,170,288	54,915	0.60%	5,879,723	50,833	0.86%	6,999,912	63,926	0.91%
Foreign offices	790,516	16,122	2.04%	787,217	17,433	2.21%	808,775	21,293	2.63%

Total	9,960,804	71,037	0.71%	6,666,940	68,266	1.02%	7,808,687	85,219	1.09%

Debt securities in issue:
Domestic offices	7,000,273	109,960	1.57%	6,223,653	92,481	1.49%	5,804,668	87,980	1.52%
Foreign offices	2,819,687	9,829	0.35%	2,355,748	7,636	0.32%	1,884,813	8,132	0.43%

Total	9,819,960	119,789	1.22%	8,579,401	100,117	1.17%	7,689,481	96,112	1.25%

Other interest-bearing liabilities:
Domestic offices	96,873	731	0.75%	90,049	689	0.77%	81,915	683	0.83%
Foreign offices	3,025	49	1.62%	2,898	19	0.66%	7,732	32	0.41%

Total	99,898	780	0.78%	92,947	708	0.76%	89,647	715	0.80%

Total interest-bearing liabilities:
Domestic offices	98,290,578	222,557	0.23%	90,234,294	198,229	0.22%	89,542,897	213,384	0.24%
Foreign offices	27,209,399	148,550	0.55%	21,803,010	122,282	0.56%	17,225,796	108,186	0.63%

Total	¥125,499,977	¥371,107	0.30%	¥112,037,304	¥320,511	0.29%	¥106,768,693	¥321,570	0.30%

Net interest income and interest rate spread.		¥1,411,514	1.25%		¥1,393,533	1.23%		¥1,404,153	1.18%

(1)	Taxable investment securities and non-taxable investment securities are not disclosed separately because the aggregate effect of these average balances and interest income would not be material. In addition, the yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect of such calculation would not be material.
(2)	Loans and advances include impaired loans and advances. The amortized portion of net loan origination fees (costs) is included in interest income on loans and advances.
(3)	Average balances are generally based on a daily average. Weekly, month-end or quarter-end averages are used for certain average balances where it is not practical to obtain applicable daily averages. The allocations of amounts between domestic and foreign are based on the location of the office.

The following tables show changes in our interest income, interest expense and net interest income based on changes in volume and changes in rate for the fiscal year ended March 31, 2015 compared to the fiscal year ended March 31, 2014, and those for the fiscal year ended March 31, 2014 compared to the fiscal year ended March 31, 2013.

	Fiscal year ended March 31, 2015 compared to fiscal year ended March 31, 2014 Increase / (decrease)			Fiscal year ended March 31, 2014 compared to fiscal year ended March 31, 2013 Increase / (decrease)
	Volume	Rate	Net change	Volume	Rate	Net change
	(In millions)
Interest income:
Interest-earning deposits with other banks:
Domestic offices	¥690	¥1,051	¥1,741	¥1,083	¥539	¥1,622
Foreign offices	(779)	3,606	2,827	8,956	(2,720)	6,236

Total	(89)	4,657	4,568	10,039	(2,181)	7,858

Call loans and bills bought:
Domestic offices	(258)	(148)	(406)	(162)	226	64
Foreign offices	(2,845)	3,715	870	865	4,347	5,212

Total	(3,103)	3,567	464	703	4,573	5,276

Reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	1,837	(1,301)	536	(337)	141	(196)
Foreign offices	4,379	(2,864)	1,515	2,491	(325)	2,166

Total	6,216	(4,165)	2,051	2,154	(184)	1,970

Held-to-maturity investments:
Domestic offices	(6,117)	(3,677)	(9,794)	(2,790)	(6,693)	(9,483)

Total	(6,117)	(3,677)	(9,794)	(2,790)	(6,693)	(9,483)

Available-for-sale financial assets:
Domestic offices	(5,262)	2,426	(2,836)	(32,763)	2,488	(30,275)
Foreign offices	5,785	3,541	9,326	1,151	(2,767)	(1,616)

Total	523	5,967	6,490	(31,612)	(279)	(31,891)

Loans and advances:
Domestic offices	8,841	(47,824)	(38,983)	26,359	(89,049)	(62,690)
Foreign offices	83,406	20,375	103,781	91,889	(14,608)	77,281

Total	92,247	(27,449)	64,798	118,248	(103,657)	14,591

Total interest income:
Domestic offices	(269)	(49,473)	(49,742)	(8,610)	(92,348)	(100,958)
Foreign offices	89,946	28,373	118,319	105,352	(16,073)	89,279

Total	¥89,677	¥(21,100)	¥68,577	¥96,742	¥(108,421)	¥(11,679)

	Fiscal year ended March 31, 2015 compared to fiscal year ended March 31, 2014 Increase / (decrease)			Fiscal year ended March 31, 2014 compared to fiscal year ended March 31, 2013 Increase / (decrease)
	Volume	Rate	Net change	Volume	Rate	Net change
	(In millions)
Interest expense:
Deposits:
Domestic offices	¥1,415	¥(505)	¥910	¥1,347	¥(4,876)	¥(3,529)
Foreign offices	23,342	925	24,267	22,831	(2,290)	20,541

Total	24,757	420	25,177	24,178	(7,166)	17,012

Call money and bills sold:
Domestic offices	394	(112)	282	211	(28)	183
Foreign offices	698	(449)	249	42	(879)	(837)

Total	1,092	(561)	531	253	(907)	(654)

Repurchase agreements and cash collateral on securities lent:
Domestic offices	1,559	(26)	1,533	(1,148)	(2,075)	(3,223)
Foreign offices	1,249	(409)	840	(326)	(913)	(1,239)

Total	2,808	(435)	2,373	(1,474)	(2,988)	(4,462)

Borrowings:
Domestic offices	22,744	(18,662)	4,082	(9,777)	(3,316)	(13,093)
Foreign offices	73	(1,384)	(1,311)	(554)	(3,306)	(3,860)

Total	22,817	(20,046)	2,771	(10,331)	(6,622)	(16,953)

Debt securities in issue:
Domestic offices	12,006	5,473	17,479	6,270	(1,769)	4,501
Foreign offices	1,579	614	2,193	1,769	(2,265)	(496)

Total	13,585	6,087	19,672	8,039	(4,034)	4,005

Other interest-bearing liabilities:
Domestic offices	52	(10)	42	65	(59)	6
Foreign offices	1	29	30	(26)	13	(13)

Total	53	19	72	39	(46)	(7)

Total interest expense:
Domestic offices	38,170	(13,842)	24,328	(3,032)	(12,123)	(15,155)
Foreign offices	26,942	(674)	26,268	23,736	(9,640)	14,096

Total	¥65,112	¥(14,516)	¥50,596	¥20,704	¥(21,763)	¥(1,059)

Net interest income:
Domestic offices	¥(38,439)	¥(35,631)	¥(74,070)	¥(5,578)	¥(80,225)	¥(85,803)
Foreign offices	63,004	29,047	92,051	81,616	(6,433)	75,183

Total	¥24,565	¥(6,584)	¥17,981	¥76,038	¥(86,658)	¥(10,620)

Fiscal Year Ended March 31, 2015 Compared to Fiscal Year Ended March 31, 2014

Interest Income

Our interest income increased by ¥68,577 million, or 4%, from ¥1,714,044 million for the fiscal year ended March 31, 2014 to ¥1,782,621 million for the fiscal year ended March 31, 2015. This increase reflected an increase in interest income on loans and advances, which was partially offset by a decrease in interest income on held-to-maturity investments. Interest income on loans and advances increased by ¥64,798 million, or 4%, from ¥1,557,806 million for the fiscal year ended March 31, 2014 to ¥1,622,604 million for the fiscal year ended March 31, 2015. Interest income on loans and advances at foreign offices increased by ¥103,781 million, or 25%, from ¥419,704 million for the fiscal year ended March 31, 2014 to ¥523,485 million for the fiscal year ended March 31, 2015, due to an increase in the average balances of loans to foreign customers, reflecting our allocation of assets primarily to Asian countries and the United States. Interest income on loans and advances at domestic offices decreased by ¥38,983 million, or 3%, from ¥1,138,102 million for the fiscal year ended March 31, 2014 to ¥1,099,119 million for the fiscal year ended March 31, 2015, due to a decrease in average rate reflecting increasing competition in the commercial banking industry. Interest income on held-to-maturity investments decreased by ¥9,794 million, or 32%, from ¥30,303 million for the fiscal year ended March 31, 2014 to ¥20,509 million for the fiscal year ended March 31, 2015, due to a decrease in average balances at our domestic offices reflecting a decrease in investments in Japanese government bonds.

Interest Expense

Our interest expense increased by ¥50,596 million, from ¥320,511 million for the fiscal year ended March 31, 2014 to ¥371,107 million for the fiscal year ended March 31, 2015, primarily due to increases in interest expense on deposits and debt securities in issue. Our interest expense on deposits increased by ¥25,177 million, or 18%, from ¥140,390 million for the fiscal year ended March 31, 2014 to ¥165,567 million for the fiscal year ended March 31, 2015, primarily due to an increase at foreign offices. Interest expense on debt securities in issue increased by ¥19,672 million, or 20%, from ¥100,117 million for the fiscal year ended March 31, 2014 to ¥119,789 million for the fiscal year ended March 31, 2015, primarily due to an increase in average balances.

Net Interest Income

Our net interest income increased by ¥17,981 million, or 1%, from ¥1,393,533 million for the fiscal year ended March 31, 2014 to ¥1,411,514 million for the fiscal year ended March 31, 2015. The net interest income increased primarily due to an increase in interest income on loans and advances, which was partially offset by increases in the interest expense on deposits and debt securities in issue.

From the fiscal year ended March 31, 2014 to March 31, 2015, the average rate on loans and advances at domestic offices decreased by 0.08 percentage points from 1.85% to 1.77%, primarily due to the increasing competition in the commercial banking industry. The average rate on loans and advances at foreign offices increased by 0.10 percentage points from 2.15% to 2.25%, resulting in the total for loans and advances decreasing by 0.02 percentage points from 1.92% to 1.90%. On the other hand, the average rate on deposits at domestic offices was 0.07%, the same level as that of the previous fiscal year, and the average rate on deposits at foreign offices slightly increased by 0.01 percentage points from 0.54% to 0.55%, resulting in the total for deposits increasing slightly by 0.01 percentage points from 0.16% to 0.17%.

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

Net Fee and Commission Income

The following table sets forth our net fee and commission income for the periods shown.

	For the fiscal year ended March 31,
	2015	2014	2013
	(In millions)
Fee and commission income from:
Loans	¥103,486	¥109,788	¥111,153
Credit card business	245,133	234,060	225,071
Guarantees	51,794	45,229	54,067
Securities-related business	130,164	137,184	80,076
Deposits	14,976	18,234	17,622
Remittances and transfers	129,465	130,864	128,647
Safe deposits	5,748	5,832	5,989
Trust fees	2,833	2,421	1,488
Investment trusts	147,021	159,424	162,950
Agency	16,854	17,966	18,146
Others	155,292	142,167	143,476

Total fee and commission income	1,002,766	1,003,169	948,685

Fee and commission expense from:
Remittances and transfers	36,669	36,413	42,192
Guarantees	3,012	1,607	1,843
Others	89,572	89,939	83,019

Total fee and commission expense	129,253	127,959	127,054

Net fee and commission income	¥873,513	¥875,210	¥821,631

Fiscal Year Ended March 31, 2015 Compared to Fiscal Year Ended March 31, 2014

Fee and commission income slightly decreased by ¥403 million from ¥1,003,169 million for the fiscal year ended March 31, 2014 to ¥1,002,766 million for the fiscal year ended March 31, 2015. Primary sources of fee and commission income are fees obtained through our credit card business, investment trust sales commissions, fees obtained through securities-related business, remittance and transfer fees, and loan transaction fees. Investment trust sales commissions and fees and commissions from securities-related business decreased, reflecting the relatively stable Japanese stock market in the first half of the fiscal year ended March 31, 2015, which was partially offset by an increase in fees obtained through our credit card business.

Fee and commission expense was ¥129,253 million for the fiscal year ended March 31, 2015, increased by ¥1,294 million, or 1%, from ¥127,959 million for the fiscal year ended March 31, 2014.

As a result, net fee and commission income slightly decreased by ¥1,697 million from ¥875,210 million for the fiscal year ended March 31, 2014 to ¥873,513 million for the fiscal year ended March 31, 2015.

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

	For the fiscal year ended March 31,
	2015	2014	2013
	(In millions)
Net trading income:
Interest rate	¥248,372	¥184,859	¥269,030
Foreign exchange	(136,708)	(81,154)	(141,025)
Equity	499	10,496	(32,987)
Credit	16,970	20,983	9,955
Others	(1,374)	34	329

Total net trading income	¥127,759	¥135,218	¥105,302

Net income from financial assets at fair value through profit or loss:
Net income from debt instruments	¥13,123	¥53,142	¥10,265
Net income from equity instruments	9,555	5,444	5,529

Total net income from financial assets at fair value through profit or loss	¥22,678	¥58,586	¥15,794

Net investment income:
Net gain (loss) from disposal of debt instruments	¥45,193	¥(1,753)	¥99,855
Net gain from disposal of equity instruments	190,570	225,185	41,140
Dividend income	135,301	108,833	82,409

Total net investment income	¥371,064	¥332,265	¥223,404

Fiscal Year Ended March 31, 2015 Compared to Fiscal Year Ended March 31, 2014

Net trading income, which includes income and losses from trading assets and liabilities and derivative financial instruments, decreased by ¥7,459 million from ¥135,218 million for the fiscal year ended March 31, 2014 to ¥127,759 million for the fiscal year ended March 31, 2015. The decrease was due to an increase in net trading loss from foreign exchange transactions and a decrease in net trading income from equity related transactions and other transactions in spite of an increase in net trading income from interest rate related transactions.

The increase in net trading loss from foreign exchange transactions was primarily due to an increase in the impact of the depreciation of the yen against the U.S. dollar on gains or losses arising from foreign exchange transactions related to the “economic hedges.”

We have carried out hedging transactions to hedge the foreign exchange risk of foreign currency denominated assets and liabilities. Of those hedges, the economic hedges are economically effective for risk management but are not accounted for as hedge accounting under IFRS as they do not meet the conditions for hedge accounting under IFRS. Hedged items and hedging instruments related to the economic hedges are classified into three types: (1) net investments in foreign subsidiaries and associates hedged by using foreign currency denominated financial liabilities such as deposits and borrowings, (2) foreign currency denominated equity instruments classified as available-for-sale financial assets hedged by using foreign currency denominated financial liabilities, and (3) foreign currency denominated financial assets and liabilities such as loans and deposits hedged by using derivative financial instruments such as currency swaps.

As those economic hedge transactions lead to accounting mismatches (i.e., when the gains or losses on the hedged items and hedging instruments do not offset each other either in profit or loss, or in other comprehensive income), large depreciations or appreciations of the yen against other currencies may result in significant fluctuations to net trading income from foreign exchange transactions.

The yen exchange rate against the U.S. dollar was ¥120.15, ¥102.88 and ¥94.01 at March 31, 2015, 2014 and 2013, respectively. This resulted in the 17.27-yen depreciation of the yen against the U.S. dollar during the fiscal year ended March 31, 2015, which was larger than the 8.87-yen depreciation during the previous fiscal year. Therefore, this contributed to the increase in the impact of the depreciation of the yen against the U.S. dollar mentioned above. For information about the yen exchange rates, see “Item 3. Key Information—3.A. Selected Financial Data—Exchange Rates.”

On the other hand, net trading income from interest rate related transactions increased primarily due to an increase in income related to fixed income products.

Net income from financial assets at fair value through profit or loss decreased by ¥35,908 million from ¥58,586 million for the fiscal year ended March 31, 2014 to ¥22,678 million for the fiscal year ended March 31, 2015, primarily due to a decrease in the fair value of debt instruments.

Net investment income increased by ¥38,799 million from ¥332,265 million for the fiscal year ended March 31, 2014 to ¥371,064 million for the fiscal year ended March 31, 2015. This was primarily due to an increase in net gains from sales of bonds, which was partially offset by a decrease in net gains from sales of listed stocks.

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

Other Income

The following table sets forth our other income for the periods shown.

	For the fiscal year ended March 31,
	2015	2014	2013
	(In millions)
Income from operating leases	¥179,632	¥148,211	¥110,906
Income related to disposal of assets leased	183,590	149,448	84,631
Income related to IT solution services	35,506	41,043	30,709
Gains on disposal of property, plant and equipment, and other intangible assets	538	2,634	240
Reversal of impairment losses of investments in associates and joint ventures	—	—	14,970
Gains on step acquisition of subsidiaries	—	1,565	141
Gains on step acquisition of associates and joint ventures	37,997	—	—
Others	88,642	86,640	82,806

Total other income	¥525,905	¥429,541	¥324,403

Fiscal Year Ended March 31, 2015 Compared to Fiscal Year Ended March 31, 2014

Other income increased by ¥96,364 million, or 22%, from ¥429,541 million for the fiscal year ended March 31, 2014 to ¥525,905 million for the fiscal year ended March 31, 2015. The increase was primarily due to increases in income from operating leases and income related to disposal of assets leased.

Fiscal Year Ended March 31, 2014 Compared to Fiscal Year Ended March 31, 2013

Other income increased by ¥105,138 million, or 32%, from ¥324,403 million for the fiscal year ended March 31, 2013 to ¥429,541 million for the fiscal year ended March 31, 2014. The increase was primarily due to increases in income from operating leases and income related to disposal of assets leased. On the other hand, no reversal of impairment losses of investments in associates and joint ventures was recognized for the fiscal year ended March 31, 2014 as the fair values of previously impaired investments in associates and joint ventures were not recovered.

Impairment Charges on Financial Assets

The following table sets forth our impairment charges on financial assets for the periods shown.

	For the fiscal year ended March 31,
	2015	2014	2013
	(In millions)
Loans and advances	¥79,552	¥(25,806)	¥138,375
Available-for-sale financial assets	10,586	11,531	131,770

Total impairment charges (reversals) on financial assets	¥90,138	¥(14,275)	¥270,145

Fiscal Year Ended March 31, 2015 Compared to Fiscal Year Ended March 31, 2014

Our impairment charges on financial assets consist of losses relating to loans and advances and available-for-sale financial assets. Impairment charges on loans and advances are mainly affected by the economic environment and financial conditions of borrowers. On the other hand, impairment charges on available-for-sale financial assets are mainly affected by not only the economic environment and financial conditions of issuers but the fair value of the instruments, such as market prices on stock markets in the case of equity instruments.

For the fiscal year ended March 31, 2015, impairment charges on loans and advances amounting to ¥79,552 million were recognized, whereas previously recognized impairment charges on loans and advances amounting to ¥25,806 million were reversed for the fiscal year ended March 31, 2014.

For detailed information on provision for loan losses and impaired loans and advances, see “—Financial Condition—Allowance for Loan Losses.”

Impairment charges on available-for-sale financial assets decreased by ¥945 million from ¥11,531 million for the fiscal year ended March 31, 2014 to ¥10,586 million for the fiscal year ended March 31, 2015.

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

For the fiscal year ended March 31, 2015, the types of securities on which the impairment charges were recognized included investments in limited partnerships and listed stocks.

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

For the fiscal year ended March 31, 2014, the types of securities on which the impairment charges were recognized included investments in limited partnerships, investment trusts, unlisted stocks and publicly traded Japanese stocks. Impairment charges on publicly traded Japanese stocks, which had accounted for the majority of the impairment charges on available-for-sale financial assets in the previous years, were very small, reflecting the positive trend in Japanese stock markets.

For detailed information on our available-for-sale financial assets, which include a diversified portfolio of domestic equity instruments, see “—Financial Condition—Investment Securities.”

General and Administrative Expenses

The following table sets forth our general and administrative expenses for the periods shown.

	For the fiscal year ended March 31,
	2015	2014	2013
	(In millions)
Personnel expenses	¥749,480	¥706,376	¥666,073
Depreciation and amortization	146,233	137,742	130,382
Rent and lease expenses	116,745	113,314	111,327
Building and maintenance expenses	10,068	8,886	7,926
Supplies expenses	14,865	15,482	14,267
Communication expenses	35,126	35,017	33,099
Publicity and advertising expenses	68,481	56,791	48,979
Taxes and dues	67,913	57,782	57,617
Outsourcing expenses	91,189	88,072	87,583
Premiums for deposit insurance	56,789	54,532	53,687
Office equipment expenses	47,318	40,388	35,749
Others	217,690	208,608	200,427

Total general and administrative expenses	¥1,621,897	¥1,522,990	¥1,447,116

Fiscal Year Ended March 31, 2015 Compared to Fiscal Year Ended March 31, 2014

General and administrative expenses increased by ¥98,907 million, or 6%, from ¥1,522,990 million for the fiscal year ended March 31, 2014 to ¥1,621,897 million for the fiscal year ended March 31, 2015, primarily due to increases in expenses related to overseas business development including an increase in our overseas staff, expenses to enhance operating income from our securities and credit card businesses, and taxes and dues reflecting the consumption tax increase.

Fiscal Year Ended March 31, 2014 Compared to Fiscal Year Ended March 31, 2013

General and administrative expenses increased by ¥75,874 million, or 5%, from ¥1,447,116 million for the fiscal year ended March 31, 2013 to ¥1,522,990 million for the fiscal year ended March 31, 2014, primarily due to increases in expenses to enhance operating income from the securities business, and expenses related to overseas business development including an increase in our overseas staff.

Other Expenses

The following table sets forth our other expenses for the periods shown.

	For the fiscal year ended March 31,
	2015	2014	2013
	(In millions)
Cost of operating leases	¥87,206	¥72,268	¥58,252
Cost related to disposal of assets leased	171,707	146,196	81,083
Cost related to IT solution services and IT systems	84,300	75,173	69,636
Provision for interest repayment	64,195	49,764	416
Losses on disposal of property, plant and equipment, and other intangible assets	6,703	6,763	5,432
Impairment losses of property, plant and equipment	5,108	3,157	4,333
Impairment losses of intangible assets	4	193	35
Losses on sale of investments in subsidiaries and associates	2,221	—	8
Impairment losses of investments in associates and joint ventures	4,631	4,686	7,347
Others	79,539	70,580	61,354

Total other expenses	¥505,614	¥428,780	¥287,896

Fiscal Year Ended March 31, 2015 Compared to Fiscal Year Ended March 31, 2014

Other expenses increased by ¥76,834 million, or 18%, from ¥428,780 million for the fiscal year ended March 31, 2014 to ¥505,614 million for the fiscal year ended March 31, 2015, primarily due to increases in cost of operating leases and cost related to disposal of assets leased.

Fiscal Year Ended March 31, 2014 Compared to Fiscal Year Ended March 31, 2013

Other expenses increased by ¥140,884 million, or 49%, from ¥287,896 million for the fiscal year ended March 31, 2013 to ¥428,780 million for the fiscal year ended March 31, 2014, primarily due to increases in cost of operating leases and cost related to disposal of assets leased.

Share of Post-tax Profit of Associates and Joint Ventures

Fiscal Year Ended March 31, 2015 Compared to Fiscal Year Ended March 31, 2014

Share of post-tax profit of associates and joint ventures decreased by ¥1,330 million from ¥19,454 million for the fiscal year ended March 31, 2014 to ¥18,124 million for the fiscal year ended March 31, 2015. This was primarily due to the exclusion of our share of the profit of Mobit Co., LTD., which had been our equity-method associate but became our subsidiary in March 2014, and a decrease in our share of the profit from the investment business of associates and joint ventures. The decrease was partially offset by the effect of The Japan Net Bank, which had been our subsidiary but became our equity-method associate in April 2014.

Fiscal Year Ended March 31, 2014 Compared to Fiscal Year Ended March 31, 2013

Share of post-tax profit of associates and joint ventures decreased by ¥139 million from ¥19,593 million for the fiscal year ended March 31, 2013 to ¥19,454 million for the fiscal year ended March 31, 2014. This was primarily due to a decrease in our share of the profit from the investment business of associates and joint ventures, which was partially offset by the inclusion of our share of the profit from PT Bank Tabungan Pensiunan Nasional Tbk, which became our equity-method associate in May 2013.

Income Tax Expense

Fiscal Year Ended March 31, 2015 Compared to Fiscal Year Ended March 31, 2014

Income tax expense decreased by ¥4,129 million from ¥414,076 million for the fiscal year ended March 31, 2014 to ¥409,947 million for the fiscal year ended March 31, 2015, due to a decrease in deferred tax expense. The decrease was primarily due to a decrease in a reversal of deductible temporary differences attributable to loans and advances. The decrease was partially offset by an increase in deferred tax expense associated with a decrease of net deferred tax assets which resulted from changes in Japanese corporation tax rates. For a more detailed description of changes in Japanese corporation tax rates, see Note 22 “Deferred Income Tax” to our consolidated financial statements included elsewhere in this annual report.

Fiscal Year Ended March 31, 2014 Compared to Fiscal Year Ended March 31, 2013

Income tax expense increased by ¥158,776 million from ¥255,300 million for the fiscal year ended March 31, 2013 to ¥414,076 million for the fiscal year ended March 31, 2014, primarily due to an increase in profit before tax and an increase in deferred tax expense relating to a reversal of temporary differences attributable to loans and advances.

Business Segment Analysis

Our business segment information is prepared based on the internal reporting system utilized by our management to assess the performance of our business segments under Japanese GAAP. We have four main business segments: Commercial Banking, Leasing, Securities and Consumer Finance, with the remaining operations recorded in Others. The Commercial Banking segment covers the Bank, which accounts for the major portion of our total assets and revenue, other domestic banking subsidiaries, such as KUBC, The Minato Bank and SMBC Trust Bank, as well as foreign banking subsidiaries, such as SMBC Europe, SMBC (China) and Manufacturers Bank. We have SMFL in the Leasing segment, SMBC Nikko Securities and SMBC Friend Securities in the Securities segment and Sumitomo Mitsui Card, Cedyna and SMBC Consumer Finance in the Consumer Finance segment. Since the Bank has a significant impact on our overall performance, its performance is reported to management in more detail by each business unit based on customer market.

Until March 31, 2014, the Bank conducted its primary banking business through five business units: the Consumer Banking Unit, the Middle Market Banking Unit, the Corporate Banking Unit, the International Banking Unit and the Treasury Unit. On April 1, 2014, the Bank restructured its domestic business operations and reorganized its domestic business units, in order to further enhance its capability to meet the needs of our clients and deliver higher value-added products and services. Under the new structure, the Consumer Banking Unit, the Middle Market Banking Unit and the Corporate Banking Unit were reorganized into two business units: the Wholesale Banking Unit and the Retail Banking Unit. Accordingly, the Bank operates its primary banking business through four business units. Comparative information has been restated to reflect this change. In addition to the four business units, the Bank also has several cross-sectional units and divisions, including the Investment Banking Unit, the Corporate Advisory Division, the Private Advisory Division and the Transaction Business Division. The revenues and expenses of these units and divisions are generally allocated to each business unit. Organizational charts of SMFG and the Bank are provided in “Item 4.C. Organizational Structure.” Since figures reported to management are prepared under Japanese GAAP, the segment information does not agree to figures in the consolidated financial statements under IFRS. This difference is addressed in Note 4 “Segment Analysis—Reconciliation of Segmental Results of Operation to Consolidated Income Statement” to our consolidated financial statements included elsewhere in this annual report.

Segmental Results of Operation

For the fiscal year ended March 31, 2015:

	Commercial Banking
	SMBC						Others(2)	Total
	Wholesale Banking Unit	Retail Banking Unit	International Banking Unit	Treasury Unit	Others	SMBC Total
	(In billions)
Gross profit	¥555.4	¥386.8	¥345.3	¥354.0	¥(7.2)	¥1,634.3	¥289.4	¥1,923.7
Net interest income	315.8	313.2	227.8	212.4	52.2	1,121.4	171.3	1,292.7
Net non-interest income	239.6	73.6	117.5	141.6	(59.4)	512.9	118.1	631.0
General and administrative expenses and others	(206.8)	(350.1)	(106.6)	(25.9)	(101.8)	(791.2)	(203.0)	(994.2)

Consolidated net business profit(1)(7)	¥348.6	¥36.7	¥238.7	¥328.1	¥(109.0)	¥843.1	¥86.4	¥929.5

	Leasing		Securities			Consumer Finance				Others	Total
	SMFL(3)	Total(4)	SMBC Nikko Securities(5)	SMBC Friend Securities	Total(4)	Sumitomo Mitsui Card	Cedyna(6)	SMBC Consumer Finance(3)	Total(4)
	(In billions)
Gross profit	¥137.0	¥149.3	¥346.3	¥50.4	¥393.9	¥196.4	¥164.2	¥215.5	¥576.9	¥(63.4)	¥2,980.4
Net interest income	19.3	24.4	1.5	1.2	3.8	13.6	25.9	149.0	178.7	5.6	1,505.2
Net non-interest income	117.7	124.9	344.8	49.2	390.1	182.8	138.3	66.5	398.2	(69.0)	1,475.2
General and administrative expenses and others	(56.5)	(60.8)	(248.7)	(40.0)	(301.9)	(146.0)	(121.7)	(96.1)	(381.9)	68.9	(1,669.9)

Consolidated net business profit(1)(7)	¥80.5	¥88.5	¥97.6	¥10.4	¥92.0	¥50.4	¥42.5	¥119.4	¥195.0	¥5.5	¥1,310.5

For the fiscal year ended March 31, 2014:

	Commercial Banking
	SMBC						Others(2)	Total
	Wholesale Banking Unit	Retail Banking Unit	International Banking Unit	Treasury Unit	Others	SMBC Total
	(In billions)
Gross profit	¥558.5	¥405.4	¥296.0	¥325.5	¥(27.3)	¥1,558.1	¥249.1	¥1,807.2
Net interest income	323.4	321.3	174.6	225.2	20.4	1,064.9	171.1	1,236.0
Net non-interest income	235.1	84.1	121.4	100.3	(47.7)	493.2	78.0	571.2
General and administrative expenses and others	(200.7)	(336.4)	(89.1)	(22.9)	(96.6)	(745.7)	(195.6)	(941.3)

Consolidated net business profit(1)(7)	¥357.8	¥69.0	¥206.9	¥302.6	¥(123.9)	¥812.4	¥53.5	¥865.9

	Leasing		Securities			Consumer Finance				Others	Total
	SMFL(3)	Total(4)	SMBC Nikko Securities(5)	SMBC Friend Securities	Total(4)	Sumitomo Mitsui Card	Cedyna(6)	SMBC Consumer Finance(3)	Total(4)
	(In billions)
Gross profit	¥127.9	¥138.4	¥339.3	¥58.2	¥397.8	¥189.9	¥167.6	¥181.8	¥540.1	¥14.7	¥2,898.2
Net interest income	29.1	35.2	0.2	1.4	2.7	13.9	28.3	124.4	156.6	53.7	1,484.2
Net non-interest income	98.8	103.2	339.1	56.8	395.1	176.0	139.3	57.4	383.5	(39.0)	1,414.0
General and administrative expenses and others	(52.9)	(54.4)	(235.3)	(42.5)	(292.0)	(139.6)	(123.6)	(73.0)	(352.8)	80.8	(1,559.7)

Consolidated net business profit(1)(7)	¥75.0	¥84.0	¥104.0	¥15.7	¥105.8	¥50.3	¥44.0	¥108.8	¥187.3	¥95.5	¥1,338.5

For the fiscal year ended March 31, 2013:

	Commercial Banking
	SMBC						Others(2)	Total
	Wholesale Banking Unit	Retail Banking Unit	International Banking Unit	Treasury Unit	Others	SMBC Total
	(In billions)
Gross profit	¥549.3	¥445.8	¥240.5	¥295.3	¥9.2	¥1,540.1	¥258.7	¥1,798.8
Net interest income	320.3	351.8	142.0	125.5	31.6	971.2	156.0	1,127.2
Net non-interest income	229.0	94.0	98.5	169.8	(22.4)	568.9	102.7	671.6
General and administrative expenses and others	(198.3)	(335.5)	(72.7)	(20.9)	(100.3)	(727.7)	(180.6)	(908.3)

Consolidated net business profit(1)(7)	¥351.0	¥110.3	¥167.8	¥274.4	¥(91.1)	¥812.4	¥78.1	¥890.5

	Leasing		Securities			Consumer Finance				Others	Total
	SMFL(3)	Total(4)	SMBC Nikko Securities(5)	SMBC Friend Securities	Total(4)	Sumitomo Mitsui Card	Cedyna(6)	SMBC Consumer Finance(3)	Total(4)
	(In billions)
Gross profit	¥114.8	¥120.4	¥278.7	¥59.4	¥341.5	¥183.1	¥166.2	¥165.8	¥520.0	¥12.2	¥2,792.9
Net interest income	40.8	46.2	(1.6)	0.4	—	15.5	30.8	117.6	157.5	61.7	1,392.6
Net non-interest income	74.0	74.2	280.3	59.0	341.5	167.6	135.4	48.2	362.5	(49.5)	1,400.3
General and administrative expenses and others	(50.0)	(47.7)	(204.0)	(41.4)	(260.7)	(132.6)	(125.1)	(64.3)	(336.5)	62.2	(1,491.0)

Consolidated net business profit(1)(7)	¥64.8	¥72.7	¥74.7	¥18.0	¥80.8	¥50.5	¥41.1	¥101.5	¥183.5	¥74.4	¥1,301.9

(1)	The calculation method of consolidated net business profit was changed on April 1, 2014 in order to improve the group management. Under the new method, consolidated net business profit is calculated based on consolidated income statement under Japanese GAAP. Consolidated net business profit = Gross profit (*) – General and administrative expenses + share of profit or loss of equity-method associates. Comparative information has been restated accordingly.

(*)Gross profit = (Interest income – Interest expenses) + Trust fees + (Fee and commission income – Fee and commission expenses) + (Trading income – Trading losses) + (Other operating income – Other operating expenses).

(2)	Others in Commercial Banking consist of SMFG’s banking subsidiaries except SMBC, such as KUBC, The Minato Bank, SMBC Europe, and SMBC (China).
(3)	The figures represent consolidated figures of respective companies.
(4)	Total under each business segment, except Commercial Banking, includes the aggregation of the results from the operating units that were not separately identified.
(5)	The figures are the sum of SMBC Nikko Securities (nonconsolidated basis) and its overseas securities subsidiaries.
(6)	The figures represent Cedyna’s consolidated figures excluding insignificant subsidiaries.
(7)	The Group’s total credit cost (reversal) for the fiscal years ended March 31, 2015, 2014 and 2013 were ¥7.8 billion, ¥(49.1) billion and ¥173.1 billion, respectively, of which ¥(68.3) billion, ¥(116.5) billion and ¥63.7 billion were for Commercial Banking, ¥(6.1) billion, ¥(0.9) billion and ¥5.3 billion were for Leasing, ¥(0.2) billion, nil and ¥0.3 billion were for Securities and ¥78.8 billion, ¥66.8 billion and ¥69.3 billion were for Consumer Finance. Total credit costs include gains on recoveries of written-off claims. The Group’s total credit costs (reversal) are not included in the consolidated net business profit.

Commercial Banking

Fiscal Year Ended March 31, 2015 Compared to Fiscal Year Ended March 31, 2014

Our consolidated net business profit from our Commercial Banking segment increased by ¥64 billion from ¥866 billion for the fiscal year ended March 31, 2014 to ¥930 billion for the fiscal year ended March 31, 2015. This was due to an increase in gross profit, which was partially offset by an increase in general and administrative expenses.

The Bank’s Wholesale Banking Unit

Both gross profit and consolidated net business profit from the Bank’s Wholesale Banking Unit decreased by ¥4 billion and ¥9 billion from ¥559 billion and ¥358 billion for the fiscal year ended March 31, 2014 to ¥555 billion and ¥349 billion for the fiscal year ended March 31, 2015, respectively. Net interest income decreased primarily due to a decrease in the interest rate spreads for loans as a result of the increasing lending competition in the commercial banking industry in Japan, although loans to domestic companies increased.

The Bank’s Retail Banking Unit

Both gross profit and consolidated net business profit from the Bank’s Retail Banking Unit decreased by ¥18 billion and ¥32 billion from ¥405 billion and ¥69 billion for the fiscal year ended March 31, 2014 to ¥387 billion and ¥37 billion for the fiscal year ended March 31, 2015, respectively. Net interest income decreased primarily due to a decrease in the interest rate spreads for and the balance of housing loans, reflecting the increasing competition in the housing loan market in Japan. Non-interest income decreased primarily due to a decrease in fees and commissions related to investment trust.

The Bank’s International Banking Unit

Both gross profit and consolidated net business profit from the Bank’s International Banking Unit increased by ¥49 billion and ¥32 billion from ¥296 billion and ¥207 billion for the fiscal year ended March 31, 2014 to ¥345 billion and ¥239 billion for the fiscal year ended March 31, 2015, respectively. Net interest income increased due to an increase in the balance of loans to the foreign customers, reflecting our allocation of assets primarily to Asian countries and the United States. The increase in gross profit was partially offset by an increase in general and administrative expenses as a result of an increase in expenses related to overseas business development.

The Bank’s Treasury Unit

Both gross profit and consolidated net business profit from the Bank’s Treasury Unit increased by ¥28 billion and ¥25 billion from ¥326 billion and ¥303 billion for the fiscal year ended March 31, 2014 to ¥354 billion and ¥328 billion for the fiscal year ended March 31, 2015, respectively. This was primarily due to an increase in profits from equity index-linked investment trusts and sales of bonds.

Fiscal Year Ended March 31, 2014 Compared to Fiscal Year Ended March 31, 2013

Our consolidated net business profit from our Commercial Banking segment decreased by ¥25 billion from ¥891 billion for the fiscal year ended March 31, 2013 to ¥866 billion for the fiscal year ended March 31, 2014. This was due to a decrease in net non-interest income and an increase in general and administrative expenses, which were partially offset by an increase in net interest income.

The Bank’s Wholesale Banking Unit

Both gross profit and consolidated net business profit from the Bank’s Wholesale Banking Unit increased by ¥10 billion and ¥7 billion from ¥549 billion and ¥351 billion for the fiscal year ended March 31, 2013 to ¥559 billion and ¥358 billion for the fiscal year ended March 31, 2014, respectively. The increase was primarily due to a growing demand for financing of M&A deals and leveraged buyout transactions, although the interest rate spreads for loans decreased due to the increasing lending competition in the commercial banking industry in Japan.

The Bank’s Retail Banking Unit

Both gross profit and consolidated net business profit from the Bank’s Retail Banking Unit decreased by ¥41 billion and ¥41 billion from ¥446 billion and ¥110 billion for the fiscal year ended March 31, 2013 to ¥405 billion and ¥69 billion for the fiscal year ended March 31, 2014, respectively. Net interest income decreased primarily due to a decrease in the interest rate spreads for and the balance of housing loans, reflecting the increasing competition in the housing loan market in Japan. Non-interest income decreased due to a decrease in fees and commissions related to investment trust and life insurance products.

The Bank’s International Banking Unit

Both gross profit and consolidated net business profit from the Bank’s International Banking Unit increased by ¥55 billion and ¥39 billion from ¥241 billion and ¥168 billion for the fiscal year ended March 31, 2013 to ¥296 billion and ¥207 billion for the fiscal year ended March 31, 2014, respectively. Net interest income increased due to an increase in the balance of loans to the foreign customers, reflecting our allocation of assets primarily to Asian countries. Net non-interest income also increased due to an increase in commissions in relation to loan transactions. The increase in gross profit was partially offset by an increase in general and administrative expenses as a result of an increase in our overseas staff and expenses related to overseas business development.

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

Leasing

Fiscal Year Ended March 31, 2015 Compared to Fiscal Year Ended March 31, 2014

Both gross profit and consolidated net business profit in our Leasing segment increased by ¥11 billion and ¥5 billion from ¥138 billion and ¥84 billion for the fiscal year ended March 31, 2014 to ¥149 billion and ¥89 billion for the fiscal year ended March 31, 2015, respectively. Although net interest income decreased, net non-interest income increased primarily due to an increase in net non-interest income of SMFL.

Fiscal Year Ended March 31, 2014 Compared to Fiscal Year Ended March 31, 2013

Both gross profit and consolidated net business profit in our Leasing segment increased by ¥18 billion and ¥11 billion from ¥120 billion and ¥73 billion for the fiscal year ended March 31, 2013 to ¥138 billion and ¥84 billion for the fiscal year ended March 31, 2014, respectively. Although net interest income decreased, net non-interest income increased primarily due to an increase in net non-interest income of SMFL.

Securities

Fiscal Year Ended March 31, 2015 Compared to Fiscal Year Ended March 31, 2014

Both gross profit and consolidated net business profit in our Securities segment decreased by ¥4 billion and ¥14 billion from ¥398 billion and ¥106 billion for the fiscal year ended March 31, 2014 to ¥394 billion and ¥92 billion for the fiscal year ended March 31, 2015, respectively. This was primarily due to an increase in general and administrative expenses of SMBC Nikko Securities associated with its business development and a decrease in net non-interest income of SMBC Friend Securities.

Fiscal Year Ended March 31, 2014 Compared to Fiscal Year Ended March 31, 2013

Both gross profit and consolidated net business profit in our Securities segment increased by ¥56 billion and ¥25 billion from ¥342 billion and ¥81 billion for the fiscal year ended March 31, 2013 to ¥398 billion and ¥106 billion for the fiscal year ended March 31, 2014, respectively. This was primarily due to an increase in net non-interest income of SMBC Nikko Securities mainly as a result of an increase in fees and commissions from securities-related businesses and investment trusts, coupled with the positive trend in the Japanese stock market.

Consumer Finance

Fiscal Year Ended March 31, 2015 Compared to Fiscal Year Ended March 31, 2014

Both gross profit and consolidated net business profit in our Consumer Finance segment increased by ¥37 billion and ¥8 billion from ¥540 billion and ¥187 billion for the fiscal year ended March 31, 2014 to ¥577 billion and ¥195 billion for the fiscal year ended March 31, 2015, respectively. This was primarily due to increases in the gross profit and consolidated net business profit of SMBC Consumer Finance.

Fiscal Year Ended March 31, 2014 Compared to Fiscal Year Ended March 31, 2013

Both gross profit and consolidated net business profit in our Consumer Finance segment increased by ¥20 billion and ¥3 billion from ¥520 billion and ¥184 billion for the fiscal year ended March 31, 2013 to ¥540 billion and ¥187 billion for the fiscal year ended March 31, 2014, respectively. This was primarily due to an increase in net non-interest income of Sumitomo Mitsui Card and SMBC Consumer Finance, which was partially offset by an increase in general and administrative expenses attributable to those companies.

Financial Condition

Assets

Our total assets increased by ¥20,550,425 million from ¥158,631,041 million at March 31, 2014 to ¥179,181,466 million at March 31, 2015, primarily due to increases in cash and deposits with banks and loans and advances.

Our assets at March 31, 2015 and 2014 were as follows.

	At March 31,
	2015	2014(1)
	(In millions)
Cash and deposits with banks	¥40,112,783	¥33,208,724
Call loans and bills bought	1,326,965	1,248,235
Reverse repurchase agreements and cash collateral on securities borrowed	7,218,498	4,303,121
Trading assets	3,243,185	3,557,545
Derivative financial instruments	6,471,203	4,891,382
Financial assets at fair value through profit or loss	1,785,684	1,840,255
Investment securities	24,239,656	22,052,998
Loans and advances	86,971,716	81,244,982
Investments in associates and joint ventures	619,814	383,590
Property, plant and equipment	2,496,497	2,078,927
Intangible assets	975,995	955,746
Other assets	3,485,123	2,655,512
Current tax assets	116,847	62,783
Deferred tax assets	117,500	147,241

Total assets	¥179,181,466	¥158,631,041

(1)	Comparative information has been restated to reflect the adoption of IFRIC Interpretation 21 “Levies.” For more information, see Note 2 “Summary of Significant Accounting Policies—New and Amended Accounting Standards Adopted by the SMFG Group” to our consolidated financial statements included elsewhere in this annual report.

Loans and Advances

Our main operating activity is the lending business. We make loans and extend other types of credit principally to corporate and individual customers in Japan and to corporate and sovereign customers in foreign countries.

At March 31, 2015, our loans and advances were ¥86,971,716 million, or 49% of total assets, representing an increase of ¥5,726,734 million, or 7%, from ¥81,244,982 million at March 31, 2014. The increase in loans and advances was due to increases in both those to domestic customers and foreign customers. The increase in loans and advances to our domestic customers was primarily due to an increase in those to corporate customers supported by the improvement in corporate earnings and business sentiment, as we actively responded to the demand for financing, which was partially offset by a decrease in loans and advances to individual customers as a result of a decline in new housing loans, reflecting a decline in housing demand following the rush demand ahead of the consumption tax increase in April 2014. The increase in loans and advances to our foreign customers was primarily due to our allocation of assets to Asian countries and the United States, and the depreciation of the yen.

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

	At March 31,
	2015	2014
	(In millions)
Manufacturing	¥8,061,654	¥8,018,568
Agriculture, forestry, fisheries and mining	171,855	177,012
Construction	1,150,616	1,152,388
Transportation, communications and public enterprises	5,175,949	5,086,361
Wholesale and retail	5,664,385	5,505,570
Finance and insurance	2,869,967	2,537,347
Real estate and goods rental and leasing	8,766,724	8,117,000
Services	4,776,706	4,855,536
Municipalities	1,353,949	1,279,010
Lease financing	2,211,773	2,133,760
Consumer(1)	18,817,259	19,086,241
Others	3,211,240	3,159,438

Total domestic	¥62,232,077	¥61,108,231

(1)	The balance in Consumer mainly consists of housing loans. The housing loan balances amounted to ¥14,087,453 million and ¥14,420,225 million at March 31, 2015 and 2014, respectively.

Foreign

The following table shows the outstanding loans and advances to our customers whose domiciles are not in Japan, classified by industry, before deducting the allowance for loan losses, and adjusting unearned income, unamortized premiums-net and deferred loan fees-net at the dates indicated.

	At March 31,
	2015	2014
	(In millions)
Public sector	¥164,495	¥163,685
Financial institutions	3,880,655	3,450,482
Commerce and industry	20,010,729	16,435,047
Lease financing	308,128	267,394
Others	1,375,624	947,826

Total foreign	¥25,739,631	¥21,264,434

Allowance for Loan Losses

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

Fiscal Year Ended March 31, 2015 Compared to Fiscal Year Ended March 31, 2014

For the fiscal year ended March 31, 2015, the allowance for loan losses decreased by ¥157,113 million, or 17%, from ¥950,665 million at March 31, 2014 to ¥793,552 million at March 31, 2015. The balance of the allowance for loan losses increases when the provision for loan losses is recognized and decreases when charge-offs are recognized through the sales of loans and write-offs. As we recorded a provision for loan losses of ¥79,552 million and charge-offs of ¥249,896 million for the fiscal year ended March 31, 2015, and charge-offs exceeded the provision for loan losses, the overall allowance for loan losses decreased.

Charge-offs decreased by ¥52,785 million from the previous fiscal year to ¥249,896 million for the fiscal year ended March 31, 2015. Charge-offs of domestic loans and advances decreased by ¥42,371 million compared to the previous fiscal year to ¥240,663 million for the fiscal year ended March 31, 2015, primarily due to a decrease in charge-offs related to customers from the real estate and goods rental and leasing, and construction industries. Charge-offs of foreign loans and advances decreased by ¥10,414 million compared to the previous fiscal year to ¥9,233 million for the fiscal year ended March 31, 2015.

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

The following table shows our allowance for loan losses for each of the periods indicated.

	For the fiscal year ended March 31,
	2015	2014	2013
	(In millions)
Allowance for loan losses at beginning of period	¥950,665	¥1,262,478	¥1,381,164
Provision (credit) for loan losses	79,552	(25,806)	138,375
Charge-offs:
Domestic	240,663	283,034	241,137
Foreign	9,233	19,647	23,061

Total	249,896	302,681	264,198

Recoveries:
Domestic	9,517	9,293	10,103
Foreign	380	362	333

Total	9,897	9,655	10,436

Net charge-offs	239,999	293,026	253,762
Others(1)	3,334	7,019	(3,299)

Allowance for loan losses at end of period	¥793,552	¥950,665	¥1,262,478

(1)	Others mainly include foreign exchange translations for the fiscal years ended March 31, 2015 and 2014, whereas the amount for the fiscal year ended March 31, 2013 mainly includes foreign exchange translations as well as the exclusion of the allowance for loan losses related to ORIX Credit, as the Bank transferred all of its shares of ORIX Credit to ORIX in June 2012.

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

Loans classified as “past due three months or more (loans)” represent those loans that are three months or more past due as to principal or interest, which are not included in “potentially bankrupt, effectively bankrupt and bankrupt (loans and advances).”

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

The following table shows the distribution of impaired loans and advances by “potentially bankrupt, effectively bankrupt and bankrupt (loans and advances),” “past due three months or more (loans),” “restructured (loans)” and “other impaired (loans and advances)” at March 31, 2015 and 2014 by domicile and type of industry of the borrowers. At March 31, 2015, gross impaired loans and advances were ¥1,598,102 million, a decrease of ¥350,711 million from ¥1,948,813 million at March 31, 2014. The ratio of gross impaired loans and advances to the outstanding loans and advances before deducting the allowance for loan losses, and adjusting unearned income, unamortized premiums-net and deferred loan fees-net was 1.8% at March 31, 2015, a decrease of 0.6 percentage points from 2.4% at March 31, 2014.

	At March 31,
	2015	2014
	(In millions)
Potentially bankrupt, effectively bankrupt and bankrupt (loans and advances):
Domestic:
Manufacturing	¥149,686	¥183,257
Agriculture, forestry, fisheries and mining	7,146	3,251
Construction	36,903	69,144
Transportation, communications and public enterprises	52,168	56,782
Wholesale and retail	156,753	208,491
Finance and insurance	9,551	13,378
Real estate and goods rental and leasing	198,714	291,665
Services	161,384	192,191
Lease financing	18,522	21,079
Consumer	223,464	238,563
Others	43,443	59,812

Total domestic	1,057,734	1,337,613

Foreign:
Public sector	14	14
Financial institutions	19,720	2,647
Commerce and industry	146,821	131,254
Lease financing	8,969	8,623
Others	6,152	4,566

Total foreign	181,676	147,104

Total	1,239,410	1,484,717

Past due three months or more (loans):
Domestic	23,586	25,959
Foreign	398	437

Total	23,984	26,396

Restructured (loans):
Domestic	144,628	247,351
Foreign	43,330	37,475

Total	187,958	284,826

Other impaired (loans and advances):
Domestic	140,858	152,873
Foreign	5,892	1

Total	146,750	152,874

Gross impaired loans and advances	1,598,102	1,948,813

Less: Allowance for loan losses for impaired loans and advances	(699,207)	(857,095)

Net impaired loans and advances	¥898,895	¥1,091,718

In addition to the discussion in this section, see Note 45 “Financial Risk Management—Credit Risk” to our consolidated financial statements included elsewhere in this annual report.

Investment Securities

Our investment securities, including available-for-sale financial assets and held-to-maturity investments, totaled ¥24,239,656 million at March 31, 2015, an increase of ¥2,186,658 million, or 10%, from ¥22,052,998 million at March 31, 2014. The increase of our investment securities was primarily due to an increase in our holdings of available-for-sale bonds.

Our bond portfolio is principally held for asset and liability management purposes. Our bond portfolio mostly consisted of Japanese government bonds, U.S. Treasury and other U.S. government agency bonds, and bonds issued by other governments and official institutions.

Our held-to-maturity investments amounted to ¥3,396,895 million at March 31, 2015, a decrease of ¥1,131,359 million, or 25%, from ¥4,528,254 million at March 31, 2014, primarily due to a decrease in Japanese government bonds, which are the principal components of our held-to-maturity investments portfolio.

Domestic available-for-sale financial assets included ¥9,673,700 million of domestic debt instruments at March 31, 2015, which was an increase of ¥770,807 million, or 9%, from ¥8,902,893 million at March 31, 2014. The increase was primarily due to an increase in our holdings of Japanese government bonds. Moreover, we manage the average duration of our Japanese government bonds to be short, and Japanese government bonds with a maturity of less than a year and those with a maturity of less than five years accounted for 18% and 100%, respectively, of our total Japanese government bonds at March 31, 2015. As for our foreign available-for-sale financial assets, we had ¥4,739,748 million of foreign debt instruments, including ¥4,267,705 million of bonds issued by foreign governments, government agencies and official institutions, at March 31, 2015, which was an increase of ¥1,168,345 million, or 33%, from ¥3,571,403 million at March 31, 2014. The increase was primarily due to an increase in our holdings of non-U.S. foreign government bonds. Of our bonds issued by foreign governments, government agencies and official institutions, which mainly consisted of U.S. government bonds, 66% had a maturity of less than five years.

We had ¥5,676,371 million of domestic equity instruments and ¥752,942 million of foreign equity instruments at March 31, 2015. Our domestic equity instruments, which consisted principally of publicly traded Japanese stocks and included common and preferred stocks issued by our customers, increased by ¥1,206,124 million, or 27%, from ¥4,470,247 million at March 31, 2014. Net unrealized gains on our domestic equity instruments increased by ¥1,005,748 million, or 50%, from ¥2,025,978 million at March 31, 2014 to ¥3,031,726 million at March 31, 2015. The increase was primarily due to a rise in the market prices of these stocks in a market environment where, as described in “Item 5. Operating and Financial Review and Prospects—Overview—Operating Environment,” the Nikkei Stock Average rose from ¥14,827.83 at March 31, 2014 to ¥19,206.99 at March 31, 2015. Net unrealized gains on our foreign equity instruments increased by ¥101,904 million, or 47%, from ¥215,814 million at March 31, 2014 to ¥317,718 million at March 31, 2015.

We recognize the risks associated with our equity portfolio, owing to its volatility, and have been actively looking to minimize the negative effect of holding a large equity portfolio through economic hedging and derivative transactions.

We have no transactions pursuant to repurchase agreements, securities lending transactions or other transactions involving the transfer of financial assets with an obligation to repurchase such transferred assets that are treated as sales for accounting purposes.

The following tables show the amortized cost, gross unrealized gains and losses and fair value of our investment securities, which are classified as held-to-maturity investments and available-for-sale financial assets at March 31, 2015, 2014 and 2013.

	At March 31, 2015
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥3,282,787	¥20,441	¥—	¥3,303,228
Japanese municipal bonds	67,843	222	—	68,065
Japanese corporate bonds	46,265	174	—	46,439

Total domestic	3,396,895	20,837	—	3,417,732

Foreign	—	—	—	—

Total	¥3,396,895	¥20,837	¥—	¥3,417,732

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥9,376,173	¥17,318	¥3,532	¥9,389,959
Japanese municipal bonds	51,882	281	13	52,150
Japanese corporate bonds	229,726	1,928	63	231,591

Total domestic debt instruments	9,657,781	19,527	3,608	9,673,700
Equity instruments	2,644,645	3,033,813	2,087	5,676,371

Total domestic	12,302,426	3,053,340	5,695	15,350,071

Foreign:
U.S. Treasury and other U.S. government agency bonds	2,064,938	2,497	5,392	2,062,043
Bonds issued by other governments and official institutions	2,178,318	27,976	632	2,205,662
Mortgage-backed securities	257,277	231	408	257,100
Other debt instruments	213,815	1,621	493	214,943

Total foreign debt instruments	4,714,348	32,325	6,925	4,739,748
Equity instruments	435,224	317,801	83	752,942

Total foreign	5,149,572	350,126	7,008	5,492,690

Total	¥17,451,998	¥3,403,466	¥12,703	¥20,842,761

	At March 31, 2014
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥4,330,877	¥32,095	¥125	¥4,362,847
Japanese municipal bonds	102,580	847	2	103,425
Japanese corporate bonds	94,797	1,306	27	96,076

Total domestic	4,528,254	34,248	154	4,562,348

Foreign	—	—	—	—

Total	¥4,528,254	¥34,248	¥154	¥4,562,348

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥8,242,654	¥19,212	¥57	¥8,261,809
Japanese municipal bonds	125,095	736	27	125,804
Japanese corporate bonds	512,904	2,519	143	515,280

Total domestic debt instruments	8,880,653	22,467	227	8,902,893
Equity instruments	2,444,269	2,032,382	6,404	4,470,247

Total domestic	11,324,922	2,054,849	6,631	13,373,140

Foreign:
U.S. Treasury and other U.S. government agency bonds	1,891,918	194	20,355	1,871,757
Bonds issued by other governments and official institutions	1,215,260	1,478	541	1,216,197
Mortgage-backed securities	256,389	108	14,848	241,649
Other debt instruments	239,757	2,527	484	241,800

Total foreign debt instruments	3,603,324	4,307	36,228	3,571,403
Equity instruments	364,387	216,625	811	580,201

Total foreign	3,967,711	220,932	37,039	4,151,604

Total	¥15,292,633	¥2,275,781	¥43,670	¥17,524,744

	At March 31, 2013
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥5,514,196	¥57,018	¥37	¥5,571,177
Japanese municipal bonds	159,148	1,883	—	161,031
Japanese corporate bonds	166,913	2,547	4	169,456

Total domestic	5,840,257	61,448	41	5,901,664

Foreign	—	—	—	—

Total	¥5,840,257	¥61,448	¥41	¥5,901,664

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥19,529,436	¥47,954	¥255	¥19,577,135
Japanese municipal bonds	196,263	1,658	14	197,907
Japanese corporate bonds	522,489	4,194	419	526,264

Total domestic debt instruments	20,248,188	53,806	688	20,301,306
Equity instruments	2,325,705	1,616,621	3,795	3,938,531

Total domestic	22,573,893	1,670,427	4,483	24,239,837

Foreign:
U.S. Treasury and other U.S. government agency bonds	3,803,402	3,068	1,990	3,804,480
Bonds issued by other governments and official institutions	1,213,015	2,997	346	1,215,666
Mortgage-backed securities	331,881	517	3,794	328,604
Other debt instruments	296,004	3,559	420	299,143

Total foreign debt instruments	5,644,302	10,141	6,550	5,647,893
Equity instruments	340,528	184,183	99	524,612

Total foreign	5,984,830	194,324	6,649	6,172,505

Total	¥28,558,723	¥1,864,751	¥11,132	¥30,412,342

The following tables show the fair value and gross unrealized losses of our investment securities, aggregated by the length of time that the individual securities have been in a continuous unrealized loss position at March 31, 2015, 2014 and 2013. None of the available-for-sale equity instruments included in the tables have been in a continuous unrealized loss position for twelve months or more, since under our accounting policy, a significant or prolonged decline in the fair value of an equity instrument below its cost is considered to be an objective evidence of impairment.

	At March 31, 2015
	Less than twelve months		Twelve months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥—	¥—	¥—	¥—	¥—	¥—
Japanese municipal bonds	—	—	—	—	—	—
Japanese corporate bonds	—	—	—	—	—	—

Total domestic	—	—	—	—	—	—

Foreign	—	—	—	—	—	—

Total	¥—	¥—	¥—	¥—	¥—	¥—

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥2,067,924	¥3,531	¥22	¥1	¥2,067,946	¥3,532
Japanese municipal bonds	1,550	8	1,476	5	3,026	13
Japanese corporate bonds	36,668	61	498	2	37,166	63

Total domestic debt instruments	2,106,142	3,600	1,996	8	2,108,138	3,608
Equity instruments	37,689	2,087	—	—	37,689	2,087

Total domestic	2,143,831	5,687	1,996	8	2,145,827	5,695

Foreign:
U.S. Treasury and other U.S. government agency bonds	387,664	2,535	441,641	2,857	829,305	5,392
Bonds issued by other governments and official institutions	633,935	604	23,507	28	657,442	632
Mortgage-backed securities	—	—	15,208	408	15,208	408
Other debt instruments	89,627	110	1,909	383	91,536	493

Total foreign debt instruments	1,111,226	3,249	482,265	3,676	1,593,491	6,925
Equity instruments	5,066	83	—	—	5,066	83

Total foreign	1,116,292	3,332	482,265	3,676	1,598,557	7,008

Total	¥3,260,123	¥9,019	¥484,261	¥3,684	¥3,744,384	¥12,703

	At March 31, 2014
	Less than twelve months		Twelve months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥—	¥—	¥269,649	¥125	¥269,649	¥125
Japanese municipal bonds	1,882	2	—	—	1,882	2
Japanese corporate bonds	6,585	19	1,208	8	7,793	27

Total domestic	8,467	21	270,857	133	279,324	154

Foreign	—	—	—	—	—	—

Total	¥8,467	¥21	¥270,857	¥133	¥279,324	¥154

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥35,592	¥57	¥22	¥—	¥35,614	¥57
Japanese municipal bonds	4,740	18	2,277	9	7,017	27
Japanese corporate bonds	48,777	74	22,476	69	71,253	143

Total domestic debt instruments	89,109	149	24,775	78	113,884	227
Equity instruments	123,013	6,404	—	—	123,013	6,404

Total domestic	212,122	6,553	24,775	78	236,897	6,631

Foreign:
U.S. Treasury and other U.S. government agency bonds	1,095,165	15,531	97,688	4,824	1,192,853	20,355
Bonds issued by other governments and official institutions	540,015	541	—	—	540,015	541
Mortgage-backed securities	224,568	14,846	426	2	224,994	14,848
Other debt instruments	25,733	444	51,751	40	77,484	484

Total foreign debt instruments	1,885,481	31,362	149,865	4,866	2,035,346	36,228
Equity instruments	13,704	811	—	—	13,704	811

Total foreign	1,899,185	32,173	149,865	4,866	2,049,050	37,039

Total	¥2,111,307	¥38,726	¥174,640	¥4,944	¥2,285,947	¥43,670

	At March 31, 2013
	Less than twelve months		Twelve months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥269,676	¥37	¥—	¥—	¥269,676	¥37
Japanese municipal bonds	373	—	—	—	373	—
Japanese corporate bonds	716	—	507	4	1,223	4

Total domestic	270,765	37	507	4	271,272	41

Foreign	—	—	—	—	—	—

Total	¥270,765	¥37	¥507	¥4	¥271,272	¥41

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥1,714,251	¥255	¥23	¥—	¥1,714,274	¥255
Japanese municipal bonds	2,244	14	127	—	2,371	14
Japanese corporate bonds	41,272	115	13,890	304	55,162	419

Total domestic debt instruments	1,757,767	384	14,040	304	1,771,807	688
Equity instruments	78,378	3,795	—	—	78,378	3,795

Total domestic	1,836,145	4,179	14,040	304	1,850,185	4,483

Foreign:
U.S. Treasury and other U.S. government agency bonds	1,148,832	1,990	—	—	1,148,832	1,990
Bonds issued by other governments and official institutions	429,021	309	33,638	37	462,659	346
Mortgage-backed securities	299,869	3,794	—	—	299,869	3,794
Other debt instruments	15,120	55	68,011	365	83,131	420

Total foreign debt instruments	1,892,842	6,148	101,649	402	1,994,491	6,550
Equity instruments	17,831	99	—	—	17,831	99

Total foreign	1,910,673	6,247	101,649	402	2,012,322	6,649

Total	¥3,746,818	¥10,426	¥115,689	¥706	¥3,862,507	¥11,132

Trading Assets

The following table shows our trading assets at March 31, 2015 and 2014. Our trading assets were ¥3,243,185 million at March 31, 2015, a decrease of ¥314,360 million from ¥3,557,545 million at March 31, 2014. The decrease in trading assets was primarily due to a decrease in our holdings of Japanese government bonds.

	At March 31,
	2015	2014
	(In millions)
Debt instruments	¥2,618,593	¥3,263,085
Equity instruments	624,592	294,460

Total trading assets	¥3,243,185	¥3,557,545

Financial Assets at Fair Value Through Profit or Loss

The following table shows the fair value of our financial assets at fair value through profit or loss at March 31, 2015 and 2014. The fair value was ¥1,785,684 million at March 31, 2015, a decrease of ¥54,571 million from ¥1,840,255 million at March 31, 2014, primarily due to a decrease in our holdings of debt instruments.

	At March 31,
	2015	2014
	(In millions)
Debt instruments	¥1,654,259	¥1,697,872
Equity instruments	131,425	142,383

Total financial assets at fair value through profit or loss	¥1,785,684	¥1,840,255

Exposures to Selected European Countries

The following tables show exposures to Greece, Italy, Ireland, Portugal and Spain at March 31, 2015 and 2014. Our exposures to those countries consisted mainly of loans, trade financing, leases, guarantees and unused commitments to large corporations, and project finance transactions. All figures in this subsection are based on the data collected for our internal risk management.

	At March 31, 2015
	Sovereign	Financial institutions	Non-financial corporations	Total
	(In billions)
Greece	¥—	¥—	¥7.6	¥7.6
Italy	—	0.9	221.9	222.8
Ireland	—	—	236.0	236.0
Portugal	—	—	6.1	6.1
Spain	2.3	0.2	260.5	263.0

Total	¥2.3	¥1.1	¥732.1	¥735.5

	At March 31, 2014
	Sovereign	Financial institutions	Non-financial corporations	Total
	(In billions)
Greece	¥—	¥—	¥6.4	¥6.4
Italy	0.2	1.1	290.5	291.8
Ireland	—	—	103.7	103.7
Portugal	—	—	4.4	4.4
Spain	1.2	0.2	249.7	251.1

Total	¥1.4	¥1.3	¥654.7	¥657.4

Liabilities

Our total liabilities increased by ¥18,944,765 million from ¥149,215,851 million at March 31, 2014 to ¥168,160,616 million at March 31, 2015, primarily due to increases in deposits, borrowings and debt securities in issue.

The following table shows our liabilities at March 31, 2015 and 2014.

	At March 31,
	2015	2014(1)
	(In millions)
Deposits	¥115,833,980	¥108,370,494
Call money and bills sold	5,873,124	4,112,429
Repurchase agreements and cash collateral on securities lent	8,820,083	7,041,075
Trading liabilities	2,193,400	1,865,243
Derivative financial instruments	6,739,787	4,980,991
Borrowings	11,217,052	8,463,363
Debt securities in issue	11,051,431	8,769,094
Provisions	207,624	225,473
Other liabilities	5,548,965	5,143,853
Current tax liabilities	111,365	94,585
Deferred tax liabilities	563,805	149,251

Total liabilities	¥168,160,616	¥149,215,851

(1)	Comparative information has been restated to reflect the adoption of IFRIC Interpretation 21 “Levies.” For more information, see Note 2 “Summary of Significant Accounting Policies—New and Amended Accounting Standards Adopted by the SMFG Group” to our consolidated financial statements included elsewhere in this annual report.

Deposits

We offer a wide range of standard banking accounts through the offices of our banking subsidiaries in Japan, including non-interest-bearing demand deposits, interest-bearing demand deposits, deposits at notice, time deposits and negotiable certificates of deposit. Domestic deposits, approximately 80% of total deposits, are our principal source of funds for our domestic operations. The deposits in the domestic offices of our banking subsidiaries are principally from individuals and private corporations, with the balance from governmental bodies (including municipal authorities) and financial institutions.

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

Our deposit balances at March 31, 2015 were ¥115,833,980 million, an increase of ¥7,463,486 million, or 7%, from ¥108,370,494 million at March 31, 2014, primarily due to increases in demand deposits at domestic offices and time deposits and deposits at notice at foreign offices, reflecting our efforts to expand and diversify our foreign currency funding sources.

The following table shows a breakdown of our domestic and foreign offices’ deposits at the dates indicated.

	At March 31,
	2015	2014
	(In millions)
Domestic offices:
Non-interest-bearing demand deposits	¥15,387,795	¥14,465,654
Interest-bearing demand deposits	40,593,134	38,652,993
Deposits at notice	821,717	871,081
Time deposits	24,186,585	24,136,904
Negotiable certificates of deposit	5,705,862	5,458,722
Others	5,736,495	4,977,829

Total domestic offices	92,431,588	88,563,183

Foreign offices:
Non-interest-bearing demand deposits	862,698	607,657
Interest-bearing demand deposits	1,448,643	1,129,154
Deposits at notice	7,968,300	6,499,694
Time deposits	4,897,880	3,200,421
Negotiable certificates of deposit	8,120,036	8,254,818
Others	104,835	115,567

Total foreign offices	23,402,392	19,807,311

Total deposits	¥115,833,980	¥108,370,494

Borrowings

Borrowings include short-term borrowings, unsubordinated and subordinated long-term borrowings, liabilities associated with securitization transactions of our own assets, and lease obligations. At March 31, 2015, our borrowings were ¥11,217,052 million, an increase of ¥2,753,689 million, or 33%, from ¥8,463,363 million at March 31, 2014, primarily due to an increase in short-term borrowings.

At March 31, 2015, our short-term borrowings accounted for 60% of our total borrowings, and our long-term borrowings accounted for 29% of our total borrowings.

The following table shows the balances with respect to our borrowings at March 31, 2015 and 2014.

	At March 31,
	2015	2014
	(In millions)
Short-term borrowings	¥6,746,249	¥3,092,892
Long-term borrowings:
Unsubordinated	2,947,573	3,885,678
Subordinated	317,461	282,450
Liabilities associated with securitization transactions	1,103,929	1,108,720
Lease obligations	101,840	93,623

Total borrowings	¥11,217,052	¥8,463,363

For more information, see Note 18 “Borrowings” to our consolidated financial statements included elsewhere in this annual report, which sets forth summaries of short- and long-term borrowings with their contractual interest rates and currencies.

Debt Securities in Issue

Debt securities in issue at March 31, 2015 were ¥11,051,431 million, an increase of ¥2,282,337 million, or 26%, from ¥8,769,094 million at March 31, 2014, primarily due to increases in commercial paper and senior bonds, which primarily reflects our efforts to expand foreign currency funding sources.

	At March 31,
	2015	2014
	(In millions)
Commercial paper	¥4,813,902	¥3,669,912
Bonds	4,461,425	3,399,672
Subordinated bonds	1,776,104	1,699,510

Total debt securities in issue	¥11,051,431	¥8,769,094

For additional information, see Note 19 “Debt Securities in Issue” to our consolidated financial statements included elsewhere in this annual report, which sets forth summaries of debt securities in issue with their contractual interest rates and currencies.

In the normal course of business, we enter into contractual obligations that require future cash payments. “Item 5.F. Tabular Disclosure of Contractual Obligations” sets forth a summary of our contractual cash obligations at March 31, 2015.

Total Equity

Our total equity increased by ¥1,605,660 million from ¥9,415,190 million at March 31, 2014 to ¥11,020,850 million at March 31, 2015, primarily due to increases in retained earnings and other reserves. The increase in retained earnings mainly reflected our net profit. The increase in other reserves was primarily due to increases in available-for-sale financial assets reserve reflecting a rise in market prices of domestic equity instruments, and exchange differences on translating the foreign operations reserve reflecting the depreciation of the yen. For more information, see Note 24 “Shareholders’ Equity” and Note 25 “Non-controlling Interests” to our consolidated financial statements included elsewhere in this annual report.

	At March 31,
	2015	2014(1)
	(In millions)
Capital stock	¥2,337,896	¥2,337,896
Capital surplus	862,971	862,518
Retained earnings	3,554,688	3,112,571
Other reserves	2,759,084	1,546,826
Treasury stock	(175,261)	(175,115)

Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.	9,339,378	7,684,696
Non-controlling interests	1,681,472	1,730,494

Total equity	¥11,020,850	¥9,415,190

(1)	Comparative information has been restated to reflect the adoption of IFRIC Interpretation 21 “Levies.” For more information, see Note 2 “Summary of Significant Accounting Policies—New and Amended Accounting Standards Adopted by the SMFG Group” to our consolidated financial statements included elsewhere in this annual report.

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

	At and for the fiscal year ended March 31, 2015
	Total equity	Net profit
	(In millions)
IFRS	¥11,020,850	¥722,961
Differences arising from different accounting for:
1. Scope of consolidation	111,553	3,910
2. Derivative financial instruments	103,591	84,499
3. Investment securities	(296,041)	(10,232)
4. Loans and advances	(695)	116,318
5. Investments in associates and joint ventures	(33,149)	(23,604)
6. Property, plant and equipment	(8,039)	1,018
7. Lease accounting	(2,001)	2,000
8. Defined benefit plans	(4,796)	(3,080)
9. Deferred tax assets	(64,501)	13,110
10. Foreign currency translation	—	23,054
Others	(133,204)	(17,413)
Tax effect of the above	2,704	(44,525)

Japanese GAAP	¥10,696,272	¥868,016

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

5.B    LIQUIDITY AND CAPITAL RESOURCES

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

As shown in the following table, total deposits increased by ¥7,463,486 million, or 7%, from ¥108,370,494 million at March 31, 2014 to ¥115,833,980 million at March 31, 2015. The balance of deposits at March 31, 2015 exceeded the balance of loans and advances by ¥28,862,264 million, primarily due to the stable deposit base in Japan. Our loan-to-deposit ratio (total loans and advances divided by total deposits) in the same period was 75%, which contributed greatly to the reduction of our liquidity risk. Our balances of large-denomination domestic yen time deposits are stable due to the historically high rollover rate of our corporate customers and individual depositors.

	At March 31,
	2015	2014
	(In millions)
Loans and advances	¥86,971,716	¥81,244,982
Deposits	115,833,980	108,370,494
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

We believe we are able to access such sources of liquidity on a stable and flexible basis by keeping credit ratings at a high level. The following table shows credit ratings assigned to SMFG by S&P and Fitch at June 30, 2015:

At June 30, 2015
S&P			Fitch
Long-term	Outlook	Short-term	Long-term	Outlook	Short-term
A	N	A-1	A-	S	F1

The following table shows credit ratings assigned to the Bank by S&P and Fitch at June 30, 2015:

At June 30, 2015
S&P			Fitch
Long-term	Outlook	Short-term	Long-term	Outlook	Short-term
A+	N	A-1	A-	S	F1

We are assigned credit ratings by major domestic and international credit rating agencies. Credit ratings do not constitute recommendations to purchase, sell or hold a security, and rating agencies may review or indicate an intention to review ratings at any time. While the methodology and rating system vary among rating agencies, credit ratings are generally based on information provided by us or independent sources, and can be influenced by the credit ratings of Japanese government bonds and broader views of the Japanese financial system. Any downgrade in or withdrawal of these credit ratings, or any adverse change in these ratings relative to other financial institutions, could increase our borrowing costs, reduce our access to the capital markets and otherwise negatively affect our ability to raise funds, which in turn could have a negative impact on our liquidity position.

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

In December 2010, the BCBS published the new Basel III rules text to implement the Basel III framework, which sets out higher and better-quality capital, better risk coverage, the introduction of a leverage ratio as a backstop to the risk-based requirement, measures to promote the build-up of capital that can be drawn down in periods of stress, and the introduction of two global liquidity standards. The main measures of the minimum capital requirements in the Basel III framework began on January 1, 2013 and will be fully applied from January 1, 2019.

These capital reforms increase the minimum common equity requirement from 2% to 4.5% and require banks to hold a capital conservation buffer of 2.5% to withstand future periods of stress, bringing the total common equity requirement to 7%. The Tier 1 capital requirement will also be increased from 4% to 6%, resulting in a total requirement of 8.5% when combined with the above-mentioned conservation buffer. The total capital requirement remains at the existing level of 8% but also increases to 10.5% due to the capital conservation buffer. In addition, a countercyclical buffer within a range of 0% to 2.5% of common equity or other fully loss absorbing capital will be implemented according to national circumstances. The Group of Central Bank Governors and Heads of Supervision also agreed on transitional arrangements for implementing the new requirements.

To reflect the Basel III framework, the FSA changed its capital adequacy guidelines. Under the FSA capital adequacy guidelines, the new capital requirements are being phased in from March 31, 2013 through March 31, 2019. On March 31, 2013, the minimum Common Equity Tier 1 capital requirement and Tier 1 capital requirement were raised to 3.5% and 4.5%, respectively. The minimum Common Equity Tier 1 capital requirement and Tier 1 capital requirement rose to 4% and 5.5%, respectively on March 31, 2014, and rose to 4.5% and 6%, respectively on March 31, 2015. Meanwhile the capital conservation buffer and countercyclical buffer, which will be phased in from January 1, 2016 under the Basel III accord, have not yet been incorporated into the FSA capital adequacy guidelines.

The table below presents our total risk-weighted capital ratio, total capital, and risk-weighted assets under Japanese GAAP at March 31, 2015, based on the Basel III rules.

At March 31, 2015
(In billions, except percentages)
Total risk-weighted capital ratio (consolidated)	16.58%
Tier 1 risk-weighted capital ratio (consolidated)	12.89%
Common Equity Tier 1 risk-weighted capital ratio (consolidated)	11.30%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥10,965.9
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	8,528.6
Common Equity Tier 1 capital	7,476.5
Risk-weighted assets	66,136.8
The amount of minimum capital requirements	5,290.9

Common Equity Tier 1 capital consists primarily of capital stock, capital surplus and retained earnings relating to common shares, and minority interests that meet the criteria set forth in the FSA capital adequacy guidelines for inclusion in Common Equity Tier 1 capital.

Minority interests arising from the issue of common shares by a fully consolidated subsidiary of a bank may receive recognition in Common Equity Tier 1 capital only if: (1) the instrument giving rise to the minority interest would, if issued by the bank, meet all of the criteria set forth in the FSA capital adequacy guidelines for classification as common shares for regulatory capital purposes; and (2) the subsidiary that issued the instrument is itself a bank or other financial institution subject to similar capital adequacy guidelines.

Minority interests that will no longer qualify as Common Equity Tier 1 capital, additional Tier 1 capital, or Tier 2 capital under Basel III are being phased out beginning March 31, 2014 by increments of 20% and will be fully phased out by March 31, 2018.

Regulatory adjustments such as goodwill and other intangibles, deferred tax assets, investment in the common equity capital of banking financial and insurance entities and defined benefit pension fund assets and liabilities are to be applied mainly to the calculation of Common Equity Tier 1 capital in the form of a deduction. Such regulatory adjustments are being phased in from March 31, 2014 through March 31, 2018.

Additional Tier 1 capital consists primarily of preferred securities.

Tier 2 capital consists primarily of subordinated debt securities.

Capital instruments such as preferred securities and subordinated debt issued on or after March 31, 2013 must meet the new requirements to be included in regulatory capital. Capital instruments issued prior to March 31, 2013 that do not meet the requirements set forth in the FSA capital adequacy guidelines no longer qualify as additional Tier 1 or Tier 2 capital. However, if those capital instruments meet the requirements for transitional arrangements set forth in such guidelines, they can qualify as additional Tier 1 or Tier 2 capital during the phase-out period beginning March 31, 2013. The remaining balance of those non-qualifying capital instruments recognized as additional Tier 1 or Tier 2 capital will be reduced in annual 10% increments and be fully phased out by March 31, 2022.

At March 31, 2015, our consolidated total capital was ¥10,966 billion, Tier 1 capital was ¥8,529 billion, and Common Equity Tier 1 capital was ¥7,477 billion. Our total risk-weighted assets at March 31, 2015 were ¥66,137 billion.

On a consolidated basis, our total risk-weighted capital ratio was 16.58%, Tier 1 risk-weighted capital ratio was 12.89% and Common Equity Tier 1 risk-weighted capital ratio was 11.30% at March 31, 2015.

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

Set forth below are tables of risk-weighted capital ratios of the Bank at March 31, 2015 on a consolidated and nonconsolidated basis.

At March 31, 2015
(In billions, except percentages)
Total risk-weighted capital ratio (consolidated)	17.93%
Tier 1 risk-weighted capital ratio (consolidated)	13.91%
Common Equity Tier 1 risk-weighted capital ratio (consolidated)	12.61%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥10,449.2
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	8,111.7
Common Equity Tier 1 capital	7,352.0
Risk-weighted assets	58,277.1
The amount of minimum capital requirements	4,662.2

At March 31, 2015
(In billions, except percentages)
Total risk-weighted capital ratio (nonconsolidated)	18.89%
Tier 1 risk-weighted capital ratio (nonconsolidated)	14.26%
Common Equity Tier 1 risk-weighted capital ratio (nonconsolidated)	12.80%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥9,682.5
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	7,309.1
Common Equity Tier 1 capital	6,559.2
Risk-weighted assets	51,232.8
The amount of minimum capital requirements	4,098.6

Our securities subsidiaries in Japan, SMBC Nikko Securities and SMBC Friend Securities, are also subject to capital adequacy requirements under the FIEA described in “Item 4.B. Business Overview—Regulations in Japan—Regulations Regarding Capital Adequacy and Liquidity.” At March 31, 2015, the capital adequacy ratios were 478.3% for SMBC Nikko Securities and 984.1% for SMBC Friend Securities, and sufficiently above the 140%, below which level they would be required to file daily reports with the Commissioner of the FSA.

5.C.    RESEARCH, DEVELOPMENT, PATENTS AND LICENSES

We did not conduct any significant research and development activities for the fiscal year ended March 31, 2015. However, there are certain research and development activities conducted by subsidiaries in charge of systems development and information processing for our information system infrastructure.

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

The table below shows the nominal amounts of undrawn loan commitments, and financial guarantees and other credit-related contingent liabilities at March 31, 2015 and 2014.

	At March 31,
	2015	2014
	(In millions)
Loan commitments	¥53,665,583	¥49,285,032
Financial guarantees and other credit-related contingent liabilities	7,076,536	6,396,144

Total	¥60,742,119	¥55,681,176

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

5.F.     TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

In the normal course of business, we enter into contractual obligations that require future cash payments. The following table sets forth a summary of our contractual cash obligations at March 31, 2015.

	At March 31, 2015
	Due in one year or less	Due from one year to three years	Due from three years to five years	Due after five years	Total(1)
	(In millions)
Time deposits	¥24,033,835	¥3,597,782	¥607,580	¥826,224	¥29,065,421
Negotiable certificate of deposits	13,506,712	286,742	30,254	2,190	13,825,898
Borrowings	7,356,140	665,327	926,245	2,166,598	11,114,310
Debt securities in issue	5,837,166	1,799,923	942,988	2,461,070	11,041,147
Capital (finance) lease obligation	21,905	35,407	29,340	19,389	106,041
Operating lease obligation	44,637	68,515	44,741	126,404	284,297
Purchase obligation(2)	161,579	401,237	679,115	1,646,785	2,888,716

Total	¥50,961,974	¥6,854,933	¥3,260,263	¥7,248,660	¥68,325,830

(1)	The amount of interest on debt instruments is not included in the maturity table above due to its insignificance.
(2)	Purchase obligation in the above table includes the contractual commitments to purchase aircraft to be leased to customers and to purchase goods or services of construction and information technology that are binding on us for the payment of more than ¥100 million. The contractual commitments to purchase aircraft are based upon fixed price agreements with the manufacturers, an element of which are adjusted for inflation and include price escalation formulas, but are also subject to agreed price concessions where applicable.

5.G.     SAFE HARBOR

See the discussion under “Cautionary Statement Regarding Forward-Looking Statements.”

Item 6.	Directors, Senior Management and Employees

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

For more information, see “Item 6.C. Board Practices.”

Our board of directors is comprised of thirteen directors, five of whom are outside directors as defined under the Companies Act, and our board of corporate auditors is comprised of six corporate auditors, three of whom are outside corporate auditors as defined under the Companies Act.

At June 26, 2015, the following persons held the indicated positions with us:

Name (Date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
Masayuki Oku (December 2, 1944)	Chairman of the Board and Director of the Company	April 1968	Joined Sumitomo Bank	At the close of the annual general meeting of shareholders to be held for the fiscal year ending March 31, 2017.
		June 1994	Director of Sumitomo Bank
		November 1998	Managing Director of Sumitomo Bank
		June 1999	Managing Director and Managing Executive Officer of Sumitomo Bank
		January 2001	Senior Managing Director and Senior Managing Executive Officer of Sumitomo Bank
		April 2001	Senior Managing Director and Senior Managing Executive Officer of the Bank
		December 2002	Resigned as Director of the Bank
		December 2002	Senior Managing Director of the Company
		June 2003	Retired as Director of the Company
Deputy President and Executive Officer of the Bank
		June 2005	Chairman of the Board and Director of the Company (to present)
President and Chief Executive Officer of the Bank
		April 2011	Resigned as Director of the Bank

Koichi Miyata (November 16, 1953)	President and Representative Director of the Company Director of the Bank	April 1976	Joined Mitsui Bank	At the close of the annual general meeting of shareholders to be held for the fiscal year ending March 31, 2016.
		June 2003	Executive Officer of the Bank
		October 2006	Managing Executive Officer of the Bank
		April 2009	Director and Senior Managing Executive Officer of the Bank
		April 2010	Senior Managing Executive Officer of the Company
		June 2010	Director of the Company
		April 2011	Director and President of the Company (to present)
Director of the Bank (to present)

Takeshi Kunibe (March 8, 1954)	Director of the Company President and Chief Executive Officer of the Bank	April 1976	Joined Sumitomo Bank	At the close of the annual general meeting of shareholders to be held for the fiscal year ending March 31, 2017.
		June 2003	Executive Officer of the Bank
		October 2006	Managing Executive Officer of the Bank
		April 2007	Managing Executive Officer of the Company
		June 2007	Director of the Company (to present)
		April 2009	Director and Senior Managing Executive Officer of the Bank
		April 2011	President and Chief Executive Officer of the Bank (to present)

Name (Date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
Yujiro Ito (August 3, 1955)	Representative Director of the Company Officer in charge of General Affairs Department and Human Resources Department Director and Deputy President of the Bank	April 1979	Joined Sumitomo Bank	At the close of the annual general meeting of shareholders to be held for the fiscal year ending March 31, 2017.
		June 2005	Executive Officer of the Bank
		April 2009	Managing Executive Officer of the Bank
		April 2011	Managing Executive Officer of the Company
Director and Managing Executive Officer of the Bank
		June 2011	Director of the Company (to present)
		April 2012	Director and Senior Managing Executive Officer of the Bank
		April 2014	Director and Deputy President of the Bank (to present)
Kozo Ogino (May 9, 1958)	Director of the Company Officer in charge of Audit Department Director and Senior Managing Executive Officer of the Bank	April 1981	Joined Mitsui Bank	At the close of the annual general meeting of shareholders to be held for the fiscal year ending March 31, 2017.
		April 2010	Executive Officer of the Bank
		April 2011	Managing Executive Officer of the Bank
		April 2013	Managing Executive Officer of the Company
		June 2013	Director of the Company (to present)
		April 2014	Director and Senior Managing Executive Officer of the Bank (to present)
Toshiyuki Teramoto (September 15, 1958)	Director of the Company Officer in charge of Corporate Risk Management Department Director and Senior Managing Executive Officer of the Bank	April 1981	Joined Mitsui Bank	At the close of the annual general meeting of shareholders to be held for the fiscal year ending March 31, 2017.
		April 2008	Executive Officer of the Bank
		April 2011	Managing Executive Officer of the Bank
		April 2014	Director and Senior Managing Executive Officer of the Bank (to present)
		April 2015	Senior Managing Executive Officer of the Company
		June 2015	Director of the Company (to present)
Jun Ohta (February 12, 1958)

Director of the Company

Officer in charge of Public Relations Department, Corporate Planning Department, Financial Accounting Department and Subsidiaries & Affiliates Department

Director and Senior Managing Executive Officer of the Bank

		April 1982	Joined Sumitomo Bank	At the close of the annual general meeting of shareholders to be held for the fiscal year ending March 31, 2016.
		April 2009	Executive Officer of the Bank
		May 2009	General Manager of Investment Banking Planning Department of the Company
		April 2012	Managing Executive Officer of the Bank
		April 2013	Managing Executive Officer of the Company
		April 2014	Senior Managing Executive Officer of the Company
Senior Managing Executive Officer of the Bank
		June 2014	Director of the Company (to present)
		April 2015	Director and Senior Managing Executive Officer of the Bank (to present)

Name (Date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
Katsunori Tanizaki (April 12, 1957)	Director of the Company Officer in charge of IT Planning Department Director and Senior Managing Executive Officer of the Bank	April 1982	Joined Sumitomo Bank	At the close of the annual general meeting of shareholders to be held for the fiscal year ending March 31, 2017.
		April 2010	Executive Officer of the Bank
		April 2011	General Manager of IT Planning Department of the Company
		April 2013	Managing Executive Officer of the Bank
		April 2015	Senior Managing Executive Officer of the Company
Director and Senior Managing Executive Officer of the Bank (to present)
		June 2015	Director of the Company (to present)
Yoshinori Yokoyama(1) (September 16, 1942)	Director of the Company	April 1966	Joined Mayekawa Kunio Associates, Architects & Engineers	At the close of the annual general meeting of shareholders to be held for the fiscal year ending March 31, 2016.
		September 1973	Joined Davis Brody & Associates
		September 1975	Joined McKinsey & Company, Inc.
		July 1987	Director (Senior Partner) of McKinsey & Company, Inc.
		June 2002	Retired from McKinsey & Company, Inc.
		June 2002	Director of ORIX Corporation
		April 2003	Corporate Auditor of Industrial Revitalization Corporation of Japan
		June 2006	Director of the Company (to present) Director of the Bank
		June 2015	Resigned as Director of the Bank
Kuniaki Nomura(1) (June 13, 1945)	Director of the Company	April 1970	Registered as an attorney at law (to present)	At the close of the annual general meeting of shareholders to be held for the fiscal year ending March 31, 2017.
Attorney at law at Yanagida Law Office (currently, Yanagida & Partners)
		June 2009	Director of the Company (to present) Director of the Bank
		June 2009	Attorney at law at Nomura & Partners (to present)
		June 2015	Retired as Director of the Bank
Arthur M. Mitchell(1) (July 23,1947)	Director of the Company	July 1976	Registered as an attorney at law, admitted in New York, the U.S.A. (to present)	At the close of the annual general meeting of shareholders to be held for the fiscal year ending March 31, 2017.
		January 2003	General Counsel of the Asian Development Bank
		September 2007	Joined White & Case LLP
		January 2008	Registered as Foreign Attorney in Japan (to present)
Registered Foreign Attorney in Japan at White & Case LLP (to present)
		June 2015	Director of the Company (to present)

Name (Date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
Masaharu Kohno(1) (December 21, 1948)	Director of the Company	April 1973	Joined Ministry of Foreign Affairs of Japan	At the close of the annual general meeting of shareholders to be held for the fiscal year ending March 31, 2017.
		August 2005	Director-General of Foreign Policy Bureau in Ministry of Foreign Affairs of Japan
		January 2007	Deputy Minister for Foreign Affairs (in charge of economy) of Ministry of Foreign Affairs of Japan
		February 2009	Ambassador of Japan to Russia
		May 2009	Ambassador of Japan to Russia, Armenia, Turkmenistan and Belarus
		March 2011	Ambassador of Japan to Italy
		May 2011	Ambassador of Japan to Italy, Albania, San Marino and Malta
		September 2014	Retired from office
		June 2015	Director of the Company (to present)
Eriko Sakurai(1) (November 16, 1960)	Director of the Company	June 1987	Joined Dow Corning Corporation	At the close of the annual general meeting of shareholders to be held for the fiscal year ending March 31, 2017.
		May 2008	Director of Dow Corning Toray Co., Ltd.
		March 2009	Chairman and Chief Executive Officer of Dow Corning Toray Co., Ltd. (to present)
		May 2011	Regional President -Japan/Korea of Dow Corning Corporation (to present)
		February 2015	President and Representative Director of Dow Corning Holding Japan Co., Ltd (to present)
		June 2015	Director of the Company (to present)
Koichi Minami (March 21, 1955)	Corporate Auditor of the Company Corporate Auditor of the Bank	April 1977	Joined Sumitomo Bank	At the close of the annual general meeting of shareholders to be held for the fiscal year ending March 31, 2017.
		June 2005	Executive Officer of the Bank
		April 2008	Managing Executive Officer of the Bank
		April 2011	Director and Senior Managing Executive Officer of the Bank
		April 2013	Director of the Bank
		June 2013	Corporate Auditor of the Company (to present)
Corporate Auditor of the Bank (to present)
Kazuhiko Nakao (July 1, 1959)	Corporate Auditor of the Company	April 1982	Joined Taiyo Kobe Bank	At the close of the annual general meeting of shareholders to be held for the fiscal year ending March 31, 2018.
		April 2010	General Manager of Himeji Corporate Business Office of the Bank
		April 2011	Senior General Manager of Himeji Corporate Business Office of the Bank
		April 2012	Co-General Manager of General Affairs Department of the Company
Senior General Manager of Administrative Services Department of the Bank
		April 2014	Senior General Manager of Head Office of the Bank
		June 2014	Corporate Auditor of the Company (to present)

Name (Date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
Toru Mikami (August 27, 1960)	Corporate Auditor of the Company	April 1984	Joined Sumitomo Bank	At the close of the annual general meeting of shareholders to be held for the fiscal year ending March 31, 2019.
		April 2006	General Manager of Legal Department of the Bank
		April 2013	Co-General Manager of General Affairs Department of the Company
		April 2015	Senior Manager of Head Office of the Bank
		June 2015	Corporate Auditor of the Company (to present)
Ikuo Uno(2) (January 4, 1935)	Corporate Auditor of the Company	March 1959	Joined Nippon Life Insurance Company	At the close of the annual general meeting of shareholders to be held for the fiscal year ending March 31, 2017.
	Executive Advisor to the Board of Nippon Life Insurance Company	April 1997	President of Nippon Life Insurance Company
		April 2005	Chairman of the Board and Representative Director of Nippon Life Insurance Company
		June 2005	Corporate Auditor of the Company (to present)
		June 2006	Corporate Auditor of the Bank
		April 2011	Director and Executive Advisor to the Board of Nippon Life Insurance Company
		July 2011	Executive Advisor to the Board of Nippon Life Insurance Company (to present)
		June 2015	Resigned as Corporate Auditor of the Bank
Satoshi Itoh(2) (July 25, 1942)	Corporate Auditor of the Company	January 1967	Joined Tokyo Office of Arthur Andersen & Co.	At the close of the annual general meeting of shareholders to be held for the fiscal year ending March 31, 2017.
		December 1970	Registered as a certified public accountant (to present)
		September 1978	Partner of Arthur Andersen & Co.
		October 1993	Representative Partner of Asahi & Co. (currently, KPMG AZSA LLC)
		August 2001	Retired from Arthur Andersen & Co.
Retired from Asahi & Co. (currently, KPMG AZSA LLC)
		April 2002	Special Professor at Chuo University Graduate School of International Accounting
		March 2007	Retired as Special Professor from Chuo University Graduate School of International Accounting
		June 2009	Corporate Auditor of the Company (to present)
Corporate Auditor of the Bank
		June 2015	Resigned as Corporate Auditor of the Bank

Name (Date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
Rokuro Tsuruta(2) (June 16, 1943)	Corporate Auditor of the Company	April 1970	Appointed as a Prosecutor at Tokyo District Public Prosecutors Office	At the close of the annual general meeting of shareholders to be held for the fiscal year ending March 31, 2016.
		April 2005	Superintending Prosecutor of Nagoya High Public Prosecutors Office
		June 2006	Retired from his position as Prosecutor
		July 2006	Registered as an attorney at law (to present)
		October 2006	Professor at Chiba University Law School
		September 2008	Retired from his position as Professor at Chiba University Law School
		April 2009	Professor at Surugadai University Law School
		March 2012	Retired from his position as Professor at Surugadai University Law School
		June 2012	Corporate Auditor of the Company (to present)
Corporate Auditor of the Bank
		June 2015	Resigned as Corporate Auditor of the Bank

(1)	Messrs. and Ms. Yokoyama, Nomura, Mitchell, Kohno and Sakurai satisfy the requirements for an “outside director” under the Companies Act.
(2)	Messrs. Uno, Itoh and Tsuruta satisfy the requirements for an “outside corporate auditor” under the Companies Act.

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

6.B.    COMPENSATION

The aggregate amounts of compensation paid by us during the fiscal year ended March 31, 2015 to our directors and to our corporate auditors were ¥940 million and ¥192 million, respectively.

The following table sets forth the details of individual compensation, disclosed pursuant to the provision of the FIEA and related ordinance, by SMFG and its subsidiaries in amounts equal to or exceeding ¥100 million during the fiscal year ended March 31, 2015:

	Compensation
Director	Aggregate amount	Paid by	Annual salary	Stock option	Bonus
	(In millions)(1)
Masayuki Oku	¥122	SMFG	¥86	¥10	¥26
		SMBC	—	—	—
Koichi Miyata	¥129	SMFG	¥69	¥8	¥22
		SMBC	21	1	4
Takeshi Kunibe	¥129	SMFG	¥21	¥1	¥4
		SMBC	69	8	22

(1)	Amounts less than one million yen have been truncated.

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

In June 2010, a shareholders resolution was passed at the general meeting of shareholders to introduce a stock option compensation program to certain directors and corporate auditors in connection with the abolition of their retirement benefit program. Following such resolution, we granted stock options for certain directors, corporate auditors and executive officers of the Company and the Bank on August 13, 2010. Because the resolution also abolished the retirement benefit program for our corporate directors and auditors, no amounts were set aside for the payment of any retirement benefits for them during the fiscal year ended March 31, 2015. For additional information, see “Item 6.E. Share Ownership” or Note 39 “Share-Based Payment” to our consolidated financial statements included elsewhere in this annual report.

6.C.    BOARD PRACTICES

General

The Companies Act permits three types of governance systems for large public companies. The first system is for companies with a nominating committee, an audit committee and a compensation committee, and the second one is for companies with an audit and supervisory committee. The last one is for companies with a board of corporate auditors. We employ the board of corporate auditors governance system. Pursuant to Article 4 of our articles of incorporation, we maintain a corporate governance system consisting of a general meeting of shareholders, individual directors, a board of directors, individual corporate auditors, a board of corporate auditors and an accounting auditor as its primary components.

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

Under the Companies Act, a company with a board of corporate auditors is not obligated to have any outside directors or to have any audit, nomination or compensation committees. However, we have five outside directors as part of our efforts to enhance corporate governance. In addition, we have voluntarily established our auditing, risk management, compensation and nominating committees to enhance the effectiveness of our board of directors. To ensure the compliance of our execution of our business operations with legal regulations and generally accepted practices, the outside directors are selected from among experts (including certified public accountants, lawyers and persons with consulting or business management experience).

“Outside director” means a director of any corporation who satisfies all of the following requirements: (a) a person who is not an executive director, executive officer (shikkoyaku), or an employee, including a manager (“Executive Director, etc.”), and has not been an Executive Director, etc. of such corporation or any of its subsidiaries for the ten years prior to assuming his/her office; (b) if the person has been a director, accounting advisor or corporate auditor of such corporation or any of its subsidiaries (excluding a person who has been an Executive Director, etc.) at any time within the ten years prior to assuming his/her office, a person who has not been an Executive Director, etc. of such corporation or any of its subsidiaries for the ten years prior to assuming his/her office as director, accounting advisor, or corporate auditor; (c) a person who is not a parent corporation or any entity which is prescribed by the applicable Ordinance of the Ministry of Justice as a person who controls the management of the corporation (excluding entities who are juridical persons) (“parent corporation, etc.”) of such corporation (limited to a natural person) or director or executive officer (shikkoyaku), or other employee, including a manager, of a parent corporation, etc.; (d) a person who is not an Executive Director, etc. of a subsidiary or any entity which is prescribed by the applicable Ordinance of the Ministry of Justice as the juridical person for which management is controlled by the person other than the corporation (“subsidiary, etc.”) of a parent corporation, etc. of such corporation; and (e) a person who is not a spouse or relative within the second degree of kinship of a director or executive officer (shikkoyaku), manager, or other important employee of such corporation, or its parent corporation, etc. (limited to a natural person).

Under the Companies Act, a corporation with a board of corporate auditors shall have three or more corporate auditors, half or more of whom shall be outside corporate auditors. The board of corporate auditors shall appoint full-time corporate auditors from among the corporate auditors.

“Outside corporate auditor” means a corporate auditor of any corporation who satisfies all of the following requirements: (a) a person who has not been a director, accounting advisor (kaikei-sanyo) or executive officer (shikkoyaku), or an employee, including a manager, of such corporation or any of its subsidiaries for the ten years prior to assuming his/her office; (b) in cases where a person who has been a corporate auditor of such corporation or its subsidiary at any time within the ten years prior to assuming his/her office, the person has not been a director, accounting advisor or executive officer (shikkoyaku), or an employee including a manager, of such corporation or its subsidiary for the ten years prior to assuming his/her office as corporate auditor; (c) a person who is not a parent corporation, etc. of such corporation (limited to a natural person) or director or executive officer (shikkoyaku) or an employee, including a manager, of a parent corporation, etc.; (d) a person who is not an Executive Director, etc. of a subsidiary, etc. of a parent corporation, etc. of such corporation; and (e) a person who is not a spouse or relative within the second degree of kinship of a director, manager, or other important employee of such corporation, or its parent corporation, etc. (limited to a natural person).

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

The chairman of the auditing committee is Kuniaki Nomura, who is an outside director. Other outside directors on the auditing committee are Yoshinori Yokoyama and Masaharu Kohno. Other directors on the auditing committee are Masayuki Oku, chairman of our board of directors, Koichi Miyata, our president, Takeshi Kunibe, president and chief executive officer of the Bank and Kozo Ogino, the officer in charge of the audit department.

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

The chairman of the compensation committee is Yoshinori Yokoyama, who is an outside director. Other outside directors on the compensation committee are Kuniaki Nomura, Arthur M. Mitchell, Masaharu Kohno and Eriko Sakurai. Other directors on the compensation committee are Masayuki Oku, chairman of our board of directors, Koichi Miyata, our president, and Takeshi Kunibe, president and chief executive officer of the Bank.

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

These committees are each composed of seven to nine members including the chairman of the board, the president, and three or more outside directors. Outside directors are appointed to all these committees to facilitate corporate governance from an objective perspective. As noted above, because the need for objectivity is particularly acute in the case of the auditing committee and the compensation committee, the chairmanship of these committees is assigned to outside directors.

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

For the purpose of protecting the interests of shareholders in general, some Japanese securities exchanges, including the Tokyo Stock Exchange, requires a listed company to have, from amongst its outside directors or outside corporate auditors, at least one independent director or corporate auditor who does not have conflicting interests with shareholders as specified under the rule. All companies on these securities exchanges are required to report the name of such independent director or corporate auditor, which is disclosed to the public. In addition, the Japan’s Corporate Governance Code (“Corporate Governance Code”) formulated by the Tokyo Stock Exchange, which establishes fundamental principles for effective corporate governance at listed companies in Japan and took effect in June 2015, provides that listed companies should appoint at least two independent directors. The independence standard for such independent directors will be determined by the subject listed company taking into consideration the independence standards of the Japanese stock exchanges. We also established the SMFG Corporate Governance Guideline in consideration of the content of the Corporate Governance Code and such Corporate Governance Guideline provides that one-third or more of the directors, and at least two of them, will be elected as independent outside directors. We designated all five outside directors and outside corporate auditors as independent directors and independent corporate auditors, respectively.

Exemption from Liability

Under the Companies Act and our articles of incorporation, we may exempt our non-executive directors and corporate auditors from liabilities to us arising in connection with their failure to execute their duties, within the limits stipulated by applicable laws and regulations. Pursuant to such authority, we have entered into a liability limitation agreement with each non-executive directors and corporate auditor which limits the maximum amount of their liability to the Company arising in connection with a failure to execute their duties to the greater of either ¥10 million or the minimum liability amount prescribed in applicable laws.

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

6.D.    EMPLOYEES

At March 31, 2015, 2014 and 2013, on a consolidated basis, we had approximately 68,700, 66,500, and 64,600 employees, respectively, including locally hired staff in our foreign offices but excluding temporary employees. We also had an average of approximately 16,300 temporary employees during the fiscal year ended March 31, 2015.

The following tables show our full-time employees at March 31, 2015 on a consolidated basis under Japanese GAAP broken down based on business segment and geographical location:

Percentage of full-time employees at March 31, 2015
Business segment:
Commercial Banking(1)	50%
Leasing	4
Securities	16
Consumer Finance	16
Others	14

Total	100%

(1)	The number of employees of the Bank represents 39% of the number of our employees on a consolidated basis. Further, the number of employees in the Bank’s Wholesale Banking Unit, Retail Banking Unit, International Banking Unit, Treasury Unit and Others represent 7%, 16%, 6%, 1% and 9% of the number of our employees on a consolidated basis, respectively.

Percentage of full-time employees at March 31, 2015
Location:
Japan	89%
Americas	2
Europe and Middle East	2
Asia and Oceania	7

Total	100%

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

6.E.    SHARE OWNERSHIP

Shareholdings by Directors, Senior Management and Corporate Auditors

The following table shows the number of shares of our common stock owned by our directors and corporate auditors at June 26, 2015:

Number of shares owned
Directors and corporate auditors:
Masayuki Oku	16,300
Koichi Miyata	13,000
Takeshi Kunibe	12,788
Yujiro Ito	8,022
Kozo Ogino	7,000
Toshiyuki Teramoto	7,000
Jun Ohta	5,900
Katsunori Tanizaki	5,800
Yoshinori Yokoyama	—
Kuniaki Nomura	—
Arthur M. Mitchell	—
Masaharu Kohno	—
Eriko Sakurai	—
Koichi Minami	8,100
Kazuhiko Nakao	1,000
Toru Mikami	300
Ikuo Uno	—
Satoshi Itoh	—
Rokuro Tsuruta	—

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

The following table provides an overview of the significant terms and conditions of our stock option plans:

	Date of resolution	Number of grantees	Shares granted	Exercise period	Exercise price

SMFG Stock Acquisition Rights (1st series)	July 28, 2010	82 directors, corporate auditors and executive officers of the Company and the Bank	102,600 shares of common stock of the Company	August 13, 2010 to August 12, 2040	¥1 per share granted upon exercise of each stock acquisition right, multiplied by the number of shares granted

SMFG Stock Acquisition Rights (2nd series)	July 29, 2011	85 directors, corporate auditors and executive officers of the Company and the Bank	268,200 shares of common stock of the Company	August 16, 2011 to August 15, 2041	¥1 per share granted upon exercise of each stock acquisition right, multiplied by the number of shares granted

SMFG Stock Acquisition Rights (3rd series)	July 30, 2012	85 directors, corporate auditors and executive officers of the Company and the Bank	280,500 shares of common stock of the Company	August 15, 2012 to August 14, 2042	¥1 per share granted upon exercise of each stock acquisition right, multiplied by the number of shares granted

SMFG Stock Acquisition Rights (4th series)	July 29, 2013	82 directors, corporate auditors and executive officers of the Company and the Bank	115,700 shares of common stock of the Company	August 14, 2013 to August 13, 2043	¥1 per share granted upon exercise of each stock acquisition right, multiplied by the number of shares granted

SMFG Stock Acquisition Rights (5th series)	July 30, 2014	82 directors, corporate auditors and executive officers of the Company and the Bank	121,900 shares of common stock of the Company	August 15, 2014 to August 14, 2044	¥1 per share granted upon exercise of each stock acquisition right, multiplied by the number of shares granted

We have employee stock ownership associations in Japan for our, the Bank’s and other subsidiaries’ employees. Members of the employee stock ownership associations set aside certain amounts from their monthly salary to purchase our common stock through the relevant employee stock ownership association. The administrator of each association makes open-market purchases of our common stock for the account of the association on a monthly basis. We, the Bank and other subsidiaries contribute matching funds equivalent to 5% of the amount purchased by the relevant association. At March 31, 2015, none of the employee stock ownership associations held more than 1% of our common stock.

Item 7.	Major Shareholders and Related Party Transactions

7.A.    MAJOR SHAREHOLDERS

Major Shareholders

Our major shareholders, appearing on our register of common shareholders at March 31, 2015, were as follows:

	Number of shares held(3)	Percentage of shares issued(1)(3)
Name:
Japan Trustee Services Bank, Ltd. (Trust Account)	62,360,718	4.41%
The Master Trust Bank of Japan, Ltd. (Trust Account)	55,116,000	3.89%
Sumitomo Mitsui Banking Corporation(2)	42,820,924	3.02%
NATSCUMCO	32,725,584	2.31%
THE BANK OF NEW YORK MELLON SA/NV 10	26,405,825	1.86%
JP MORGAN CHASE BANK 380055	25,338,302	1.79%
Japan Trustee Services Bank, Ltd. (Trust Account 9)	21,712,300	1.53%
CBNY-GOVERNMENT OF NORWAY	19,704,600	1.39%
STATE STREET BANK AND TRUST COMPANY 505225	18,109,699	1.28%
STATE STREET BANK WEST CLIENT—TREATY 505234	16,848,201	1.19%

(1)	Percentages are calculated based on the total number of shares of common stock then issued, including our treasury stock, and have been truncated to the nearest second decimal point.
(2)	Pursuant to Article 67 of the Enforcement Ordinance of the Company Act, our subsidiary Sumitomo Mitsui Banking Corporation is not entitled to exercise the voting rights of our common shares it holds.
(3)	In January 2015, we received a copy of a filing made by BlackRock Japan Co., Ltd. with the Kanto Local Finance Bureau on January 21, 2015 indicating that BlackRock Japan Co., Ltd. and its affiliates held 70,812,990 shares of our common stock, representing 5.01% of our outstanding common stock, as of January 15, 2015. We are aware of a Schedule 13G filing made by BlackRock Inc. with the SEC on February 3, 2015 indicating that BlackRock Inc. and its subsidiaries beneficially held 74,998,164 shares of our common stock, representing 5.3% of our outstanding common stock, as of December 31, 2014. However, we have not confirmed the status of these shareholdings as of March 31, 2015.

Our major shareholders do not have different voting rights.

Shareholders in the United States

Because some of our common stock was held by brokers or other nominees, the number of shares held by and the number of beneficiary holders with addresses in the United States is not fully ascertainable. At March 31, 2015, there were 245 record holders of our common stock with addresses in the United States, whose shareholdings represented approximately 21% of our outstanding common stock on that date.

Control of the Company

To our knowledge, we are not directly or indirectly owned or controlled by any another corporation(s), by any foreign government or by any other natural or legal person(s), severally or jointly.

Arrangements for Change in Control of the Company

We know of no arrangements the operation of which may at a later time result in a change of control.

7.B.    RELATED PARTY TRANSACTIONS

We and our banking subsidiaries had, and expect to have in the future, banking transactions and other transactions in the ordinary course of business with our related parties. For the fiscal year ended March 31, 2015, such transactions included, but were not limited to, loans, deposits and guarantees. Furthermore, such transactions were immaterial and were made at prevailing market rates, terms and conditions, and did not involve more than the normal risk of collectibility or present other unfavorable features.

During the fiscal year ended March 31, 2015, none of our directors or corporate auditors or the Bank’s directors, and none of the close members of their respective families, had any transactions that were material or any transactions that were unusual in their nature or conditions, involving goods, services or tangible or intangible assets, to which we were a party, and no such transactions were proposed at March 31, 2015. During the fiscal year ended March 31, 2015, we made no loans to our directors or corporate auditors or the Bank’s directors other than those that were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectibility or present other unfavorable features.

7.C.    INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

Item 8.	Financial Information

8.A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Financial Statements

All relevant financial statements are attached hereto. See “Item 18. Financial Statements.” See “Item 5.A. Operating Results—Reconciliation with Japanese GAAP” for a reconciliation of consolidated net profit and total equity for the fiscal year ended March 31, 2015 under IFRS, with those amounts under Japanese GAAP.

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

We have a basic policy of pursuing the sustainable growth of shareholder value and increasing the dividend per share in a stable manner, by achieving higher profitability and growth through growth investments with a focus on capital efficiency, while enhancing retained earnings to maintain financial soundness.

The following table shows historical aggregate dividend payments per share of our common stock for each of the fiscal years from the fiscal year ended March 31, 2013 through the fiscal year ended March 31, 2015:

	Dividend per share
	Paid(1)		Declared(2)
Fiscal year ended March 31,
2013	¥120	(3)	¥100
2014	120		125
2015	140		125

(1)	Dividend per share based on dividends in respect of each fiscal year including dividends proposed after current fiscal year-end but not recognized in the financial statements and excluding dividends in respect of the previous fiscal year declared in current fiscal year.
(2)	Dividend per share based on dividends declared and recognized in the financial statements during each fiscal year.
(3)	Annual dividends for the fiscal year ended March 31, 2013 were ¥120 per share, consisting of a ¥110 per share ordinary dividend and a ¥10 per share commemorative dividend, celebrating our 10th anniversary in December 2012.

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

Price History of the Shares

Market Price Information for Our American Depositary Shares

The following table sets forth, for the periods indicated, the high and low trading prices, and average daily trading volume for our ADSs on the NYSE since their listing on November 1, 2010:

	Price per ADS		Average daily trading volume
	High	Low
	(In dollars)		(Number of shares)
Fiscal year ended March 31, except quarter and month data:
2011 (from November 1, 2010)	$7.77	$5.75	539,906
2012	7.06	5.12	432,531
2013	9.46	5.55	888,210
2014:
First quarter	9.96	7.32	2,512,657
Second quarter	10.20	8.82	1,136,321
Third quarter	10.59	9.45	1,436,759
Fourth quarter	10.45	8.11	1,301,701
Full year	10.59	7.32	1,600,359
2015:
First quarter	8.83	7.59	1,319,744
Second quarter	8.61	7.90	1,195,001
Third quarter	8.42	6.95	2,062,355
Fourth quarter	8.24	6.74	2,494,071
Full year	8.83	6.74	1,760,924
Most recent six months:
January	7.34	6.74	2,687,278
February	8.12	6.74	3,008,254
March	8.24	7.70	1,874,362
April	8.96	7.74	1,916,344
May	9.15	8.58	2,737,568
June	9.25	8.39	2,571,116
July (through July 10, 2015)	8.92	8.42	1,281,131

Market Price Information for Our Shares

See “Item 9.C. Markets” for information on the stock exchanges on which our common stock is listed.

The following table sets forth, for the periods indicated, the high and low trading prices, and average daily trading volume for our common stock since the fiscal year ended March 31, 2011 on the Tokyo Stock Exchange.

	Price per shares		Average daily trading volume
	High	Low
	(In yen)		(Number of shares)
Fiscal year ended March 31, except quarter and month data:
2011	¥3,355	¥2,235	12,022,607
2012	2,933	2,003	8,339,526
2013	4,255	2,231	7,228,299
2014:
First quarter	4,995	3,545	14,108,235
Second quarter	4,990	4,320	6,453,141
Third quarter	5,470	4,605	7,291,623
Fourth quarter	5,468	4,061	8,351,850
Full year	5,470	3,545	9,052,026
2015:
First quarter	4,608	3,800	8,256,444
Second quarter	4,537	3,978	5,746,754
Third quarter	4,699	3,823	7,553,595
Fourth quarter	4,915	3,902	8,954,048
Full year	4,915	3,800	7,609,582
Most recent six months:
January	4,350	3,952	7,919,100
February	4,788	3,902	10,727,974
March	4,915	4,560	8,315,841
April	5,324	4,530	8,508,181
May	5,744	5,055	10,167,139
June	5,747	5,192	8,241,555
July (through July 10, 2015)	5,657	5,025	9,421,250

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

Article 2 of our articles of incorporation provides that our purpose is to engage in the following business activities:

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

The Companies Act provides that certain important matters shall be approved by a special resolution of a general meeting of shareholders. Under our articles of incorporation, the quorum for a special resolution is one-third of the total number of voting rights and the approval of at least two-thirds of the voting rights represented at the meeting is required for adopting a special resolution. Important matters include:

•	amending the articles of incorporation (except for amendments that may be authorized by the board of directors under the Companies Act);

•	reducing stated capital which meets certain requirements, with some exceptions;

•	removing a corporate auditor;

•	dissolving, merging or consolidating requiring shareholders’ approval;

•	establishing a parent and a wholly owned subsidiary relationship by way of a share transfer (kabushiki-iten) or share exchange (kabushiki-kokan) requiring shareholders’ approval;

•	transferring the whole or a substantial part of our business;

•	transferring all or part of the shares of a subsidiary which meets certain requirements;

•	taking over the whole business of another company requiring shareholders’ approval;

•	corporate split requiring shareholders’ approval;

•	consolidating shares of common stock;

•	acquiring shares of common stock from a specific shareholder other than one of our subsidiaries;

•	issuing or transferring new shares or existing shares held by us as treasury stock to persons other than the shareholders at a specially favorable price;

•	issuing stock acquisition rights (including those incorporated in bonds with stock acquisition rights) to persons other than the shareholders under specially favorable conditions;

•	exempting some liability of a director or corporate auditor; and

•	distributing surplus in-kind if shareholders are not granted the right to require us to make a distribution in cash instead of in-kind.

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

In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by a Japanese corporation to Nonresident Shareholders is generally 20.42%. However, with respect to dividends paid on listed shares issued by a Japanese corporation (including shares of our common stock or ADSs) to Nonresident Shareholders, except for any individual shareholder who owns 3% or more of the total number of shares issued by the relevant Japanese corporation, the aforementioned 20.42% withholding tax rate is reduced to 15.315% for dividends due and payable on or before December 31, 2037. Due to the imposition of a special additional withholding tax (2.1% of the original withholding tax amount) to secure funds for reconstruction from the Great East Japan Earthquake, the original withholding tax rate of 15% and 20%, as applicable, has been effectively increased, respectively, to 15.315% and 20.42%, during the period beginning on January 1, 2013 and ending on December 31, 2037.

At the date of this annual report, Japan has income tax treaties in force, whereby the above-mentioned withholding tax rate is reduced, generally, to 15% for portfolio investors, with, among others, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway, Singapore and Spain, while the income tax treaties with, among others, Australia, France, Hong Kong, the Netherlands, Portugal, Sweden, Switzerland, the United Kingdom and the United States generally reduce the withholding tax rate to 10% for portfolio investors. In addition, under the income tax treaty between Japan and the United States, dividends paid to pension funds which are qualified U.S. residents eligible to enjoy treaty benefits are exempt from Japanese income taxation by way of withholding or otherwise unless the dividends are derived from the carrying on of a business, directly or indirectly, by those pension funds. Under the income tax treaties with the Netherlands, Switzerland and the United Kingdom, similar treatment will be applied to dividends. Under Japanese tax law, any reduced maximum rate applicable under a tax treaty will be available when the maximum rate is below the rate otherwise applicable under Japanese tax law referred to in the preceding paragraph with respect to the dividends to be paid by us on shares of common stock or ADSs. A Nonresident Shareholder of shares of our common stock who is entitled, under any tax treaty, to a reduced rate of Japanese withholding tax, or exemption therefrom, as the case may be, is required to submit an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends (together with any other required forms and documents) in advance, through the withholding agent, to the relevant tax authority before payment of dividends. A standing proxy for a Nonresident Shareholder may provide the application services. See “Item 10.B. Memorandum and Articles of Incorporation—Common Stock—General.” In addition, a simplified special filing procedure is available for Nonresident Shareholders to claim treaty benefits of exemption from or reduction of Japanese withholding tax by submitting a Special Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends of Listed Stocks (together with any other required forms and documents). With respect to ADSs, this reduced rate or exemption will be applicable to Nonresident Shareholders of ADSs if the Depositary or its agent submits two Application Forms (one before payment of dividends and the other within eight months after the record date concerning such payment of dividends), together with certain other documents. To claim this reduced rate or exemption, Nonresident Shareholders of ADSs will be required to file a proof of taxpayer status, residence and beneficial ownership, as applicable, and to provide other information or documents as may be required by the Depositary. A Nonresident Shareholder who is entitled, under any applicable tax treaty, to a reduced rate of Japanese withholding tax below the rate otherwise applicable under Japanese tax law mentioned above, or exemption therefrom, as the case may be, but fails to submit the required application in advance may nevertheless be entitled to claim a refund from the relevant Japanese tax authority of withholding taxes withheld in excess of the rate under an applicable tax treaty (if the Nonresident Shareholder is entitled to a reduced treaty rate under the applicable tax treaty) or the full amount of tax withheld (if the Nonresident Shareholder is entitled to an exemption under the applicable tax treaty), as the case may be, by complying with certain subsequent filing procedures. We do not assume any responsibility to ensure withholding at the reduced treaty rate, or exemption therefrom, for shareholders who would be so eligible under an applicable tax treaty but where the required procedures as stated above are not followed.

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

United States Federal Income Taxation

The following is a discussion of material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a particular person’s decision to hold the shares or ADSs. This discussion does not address U.S. state, local or non-U.S. tax consequences. As used herein, a U.S. Holder is a beneficial owner of shares or ADSs that is, for U.S. federal income tax purposes: (1) a citizen or individual resident of the United States; (2) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or (3) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

The discussion applies only to U.S. Holders who hold the shares or ADSs as capital assets for U.S. federal income tax purposes. The discussion does not address any alternative minimum or Medicare contribution tax consequences, nor does it address all of the tax consequences which may be applicable to special classes of holders, such as:

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

The U.S. Treasury has expressed concern that parties to whom ADSs are released before shares are delivered to the depositary, or intermediaries in the chain of ownership between holders and the issuer of the security underlying the ADSs, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of ADSs. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain noncorporate holders. Accordingly, the creditability of Japanese taxes, and the availability of the reduced tax rate for dividends received by certain noncorporate U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries.

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

Subject to applicable restrictions and limitations that vary depending upon the U.S. Holder’s circumstances and the discussion above regarding concerns expressed by the U.S. Treasury, Japanese taxes withheld from dividends on shares or ADSs (at a rate not exceeding the applicable rate provided by the Treaty, in the case of a U.S. Holder who is eligible for the Treaty’s benefits) will be creditable against the U.S. Holder’s U.S. federal income tax liability. Instead of claiming a credit, a U.S. Holder may elect to deduct such Japanese taxes in computing its taxable income, subject to generally applicable limitations. The limitation on foreign taxes eligible for credit is calculated separately with respect to two categories of income, passive income and general income. The rules governing foreign tax credits are complex. U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits and deductions in their particular circumstances.

Sale and Other Disposition of the Shares or ADSs

A U.S. Holder will generally recognize capital gain or loss on the sale or other disposition of shares or ADSs, which will be long-term capital gain or loss if the U.S. Holder has held the shares or ADSs for more than one year. The amount of the U.S. Holder’s gain or loss will equal the difference between the amount realized on the sale or other disposition and the U.S. Holder’s tax basis in the shares or ADSs, each as determined in U.S. dollars. The deductibility of capital losses is subject to limitations. Any gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes.

PFIC Rules

Based upon certain proposed Treasury regulations that are not yet in effect, but are generally proposed to become effective for taxable years beginning after December 31, 1994, we believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended March 31, 2015. However, since PFIC status depends upon the composition of our income and assets and the market value of our assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any taxable year during which a U.S. Holder held shares, certain adverse U.S. federal income tax consequences could apply to the U.S. Holder.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding unless the U.S. Holder is an exempt recipient or, in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

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

Quantitative and Qualitative Information about Risk Management

Basic Approach

As risks in the financial services industry increase in diversity and complexity, risk management (identifying, measuring, and controlling risk) has never been more important in the management of a financial institution. We have established a basic approach to be employed in risk management and include these in the manual entitled Regulations on Integrated Risk Management. The fundamental principles are as follows:

•

Risk management on a Group-wide basis. Various risks taken at the Group companies are managed on a consolidated basis according to the nature of their business and significance in conformity with the relevant laws and regulations.

•	Risk management based on quantification. The risks are quantitatively managed according to the relevant risk characteristics after specifying the scope of quantification.

•	Ensuring consistency with the business strategy. Risk management is consistent with the business strategy.

•	System for check and balance. The risk management framework is developed to ensure effective check and balance function for business operations.

•

Measures for emergencies and critical situations. Necessary measures are developed by assuming situations and scenarios as to materialization of risk which would have a significant impact on the business and financial management of the Group.

•	Verification of the actual situation. The actual risk management process is verified by the Internal Audit Unit.

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

Stress Tests

In the current volatile business environment, stress tests are essential to analyze and estimate the effects of stress events brought about by the economic recession and market turbulence. When establishing our medium-term management plan or annual business plan, we conduct stress testing to appraise the likely financial impact on the Group, so that we can prepare actions in advance to deal with emerging stress events as they occur.

Stress testing consists of four processes: scenario design, scenario setting, estimation of the impact on financial items, and reporting to the Management Committee and Board of Directors. In the scenario design process, we create some scenarios such as a global economic slowdown or a sharp increase in Japanese government bond rates based on the economic environment and global trends at the time, including those on macroeconomic indicators such as Japanese GDP, stock prices, interest rates and foreign exchange rates, via discussions of the future trends in the global situation with related departments. In the scenario setting process, the Risk Management Unit and the business units of the Bank discuss the scenarios and the scenarios may be revised as necessary. In the estimation of the impact on financial items process, we estimate the financial impact under the scenarios and analyze their impact on financial items such as the common equity Tier 1 ratios. After these three processes, the scenarios and impact on financial items are reported to the Management Committee and Board of Directors.

Furthermore, the Bank has in place a system enabling flexible control of operations at a time of sudden changes in its business environment. The Risk Management Unit and other relevant business units regularly hold joint meetings in order to share understanding of macro-environment, assume hypothetical stress events that might affect our business operation, and consider appropriate responses to those stress events.

Risk Appetite Framework

To ensure an appropriate risk-return balance, and to avoid enormous unforeseen losses, we have in place a risk appetite framework. Specifically, we define risk appetite as the types and levels of risk we are willing to undertake or prepared to tolerate in order to drive earnings growth and incorporate it into our business operations.

Furthermore, to quantitatively grasp the risk appetite, we set risk appetite indicators from each category: financial soundness, profitability, liquidity and others. The target levels and limits of risk appetite indicators are decided by the Management Committee and the Board of Directors at the beginning of each fiscal year and monitored during the period.

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

The framework of Basel III is a continuation of Basel II, with multiple approaches to calculating capital requirements; we adopted the advanced IRB approach for credit risk from March 31, 2009, and the AMA for operational risk from March 31, 2008.

Details of relevant initiatives are provided below, and detailed information on our capital ratio is provided in the discussion on Capital Ratio Information in “Item 4.B. Business Overview—Regulations in Japan—Regulations Regarding Capital Adequacy and Liquidity” and “Item 5.B. Liquidity and Capital Resources—Capital Management.”

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

There are also grading systems for loans to individuals such as housing loans and structured finance including project finance, where the repayment source is limited to the cash flows generated by a particular business or asset. For example, the obligor grade of housing loans is determined taking into account various relevant factors such as proportion of the repayment to revenue, proportion of down payment to the value and past due information.

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

Controlling Concentration Risk

Once the credit concentration risk is realized, the equity capital of the Bank may be materially impaired. The Bank’s Credit & Investment Planning Department therefore takes measures to manage concentration risks, such as introducing large exposure limits and conducting intensive loan reviews for obligors with large exposures, with an increased focus on industrial sectors with an excessive concentration of credit risk. Further, to manage country risk, the Credit Management Department of the International Banking Unit has credit limit guidelines based on each country’s creditworthiness.

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

Liquidity risk is defined as the uncertainty around our ability to meet our debt obligations without incurring unacceptably large losses. An example of such risk is the possible inability to meet our current and future cash flow/collateral needs, both expected and unexpected. In such cases, we may be required to raise funds at less than favorable rates or be unable to raise sufficient funds for settlement. The purpose of liquidity risk management is to ensure that we are in a position to address its liquidity obligations through monitoring the liquidity gap between assets and liabilities, and maintaining highly liquid supplementary funding resources.

On the basis of the Group-wide basic policies for risk management, we have a quantitative management process to control market and liquidity risks on a Group-wide basis by setting allowable risk limits by company. We at least annually review and identify which companies primarily carry the market and liquidity risks within the Group. We set permissible levels and upper limits of risk for each identified company in consideration of those companies’ business plans. We ensure that each identified company establishes a risk management system that is appropriate to the risks it faces, and has built-in transparent risk management processes, clearly separating front office, middle office and back office operations, and establishing a control system of mutual checks and balances.

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

The relationship between the VaR calculated with the model and the actual profit and loss data is back-tested periodically. The back-testing results for the Group’s trading accounts during the fiscal year ended March 31, 2015 are shown below. A data point below the diagonal line indicates a loss in excess of the predicted VaR for that day; however, there were no significant excess losses as with the previous year. This demonstrates that the Group’s VaR model, with a one-sided confidence interval of 99.0%, is sufficiently reliable.

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

VaR Summary for the Fiscal Years Ended March 31, 2015 and 2014

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

VaR for Trading Activity

The aggregate VaR for our total trading activities at March 31, 2015 was ¥14.5 billion, an increase from ¥9.5 billion at March 31, 2014 primarily due to an increase in the net risk exposure of equities.

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the fiscal year ended March 31, 2015:
SMBC Consolidated
Maximum	¥11.9	¥3.6	¥9.6	¥1.1	¥19.0
Minimum	4.6	0.7	3.1	0.6	8.9
Daily average	6.7	1.7	5.9	0.8	13.9
At March 31, 2015	6.5	1.3	5.9	1.0	13.8

SMFG Consolidated
Maximum	¥12.5	¥3.6	¥9.9	¥1.1	¥20.2
Minimum	5.4	0.7	3.2	0.6	9.9
Daily average	7.4	1.7	6.2	0.8	14.8
At March 31, 2015	7.2	1.3	6.0	1.0	14.5

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the fiscal year ended March 31, 2014:
SMBC Consolidated
Maximum	¥7.7	¥4.6	¥19.0	¥1.1	¥27.9
Minimum	3.6	0.5	2.8	0.2	7.6
Daily average	5.0	2.0	7.3	0.6	13.7
At March 31, 2014	4.3	0.6	3.2	0.9	8.5

SMFG Consolidated
Maximum	¥8.3	¥4.6	¥19.3	¥1.1	¥28.8
Minimum	4.2	0.5	3.0	0.2	8.2
Daily average	5.7	2.0	7.5	0.6	14.6
At March 31, 2014	5.2	0.6	3.3	0.9	9.5

(1)	Total for “Maximum,” “Minimum,” and “Daily average” represent the maximum, minimum and daily average of the total of the trading book. For certain subsidiaries, we employ the standardized method and/or the historical simulation method for the VaR calculation method.

VaR for Non-trading Activity

•	Banking

The aggregate VaR for our total banking activities at March 31, 2015 was ¥39.0 billion, a decrease from ¥41.5 billion at March 31, 2014 primarily due to a decrease in the net risk exposure of equities.

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the fiscal year ended March 31, 2015:
SMBC Consolidated
Maximum	¥23.7	¥0.0	¥40.3	¥0.0	¥45.1
Minimum	13.6	0.0	28.4	0.0	35.6
Daily average	18.2	0.0	33.7	0.0	40.7
At March 31, 2015	16.8	0.0	31.0	0.0	37.8

SMFG Consolidated
Maximum	¥24.6	¥0.0	¥40.4	¥0.0	¥46.1
Minimum	14.4	0.0	28.5	0.0	36.6
Daily average	19.2	0.0	33.8	0.0	41.7
At March 31, 2015	18.0	0.0	31.1	0.0	39.0

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the fiscal year ended March 31, 2014:
SMBC Consolidated
Maximum	¥27.9	¥0.0	¥39.9	¥0.0	¥48.0
Minimum	13.3	0.0	21.0	0.0	29.3
Daily average	18.9	0.0	30.6	0.0	39.1
At March 31, 2014	17.6	0.0	32.7	0.0	40.3

SMFG Consolidated
Maximum	¥29.0	¥0.0	¥40.0	¥0.0	¥49.2
Minimum	13.9	0.0	21.0	0.0	29.9
Daily average	20.0	0.0	30.6	0.0	40.2
At March 31, 2014	18.6	0.0	32.8	0.0	41.5

(1)	Total for “Maximum,” “Minimum,” and “Daily average” represent the maximum, minimum and daily average of the total of the banking book.

•	Strategic Equity Investment

The aggregate VaR for our strategic equity investment at March 31, 2015 was ¥1,447.7 billion, an increase from ¥1,142.2 billion at March 31, 2014 primarily due to an increase in the fair value of the strategic equity investment portfolio.

Equities risk
(In billions)
For the fiscal year ended March 31, 2015:
SMBC Consolidated
Maximum	¥1,500.4
Minimum	1,067.9
Daily average	1,261.9
At March 31, 2015	1,400.5

SMFG Consolidated
Maximum	¥1,549.1
Minimum	1,105.3
Daily average	1,304.3
At March 31, 2015	1,447.7

Equities risk
(In billions)
For the fiscal year ended March 31, 2014:
SMBC Consolidated
Maximum	¥1,201.1
Minimum	906.7
Daily average	1,075.3
At March 31, 2014	1,103.0

SMFG Consolidated
Maximum	¥1,247.0
Minimum	939.5
Daily average	1,114.9
At March 31, 2014	1,142.2

Stress Tests

The market occasionally undergoes extreme fluctuations that exceed projections. Therefore, to manage market risk, it is important to run simulations of situations that may occur only once in many years, or so-called stress tests. To prepare for unexpected market swings, the Bank performs stress tests on a monthly basis based on various scenarios.

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

Outlier Ratio

In the event the economic value of a bank declines by more than 20% of total capital as a result of interest rate shocks, that bank would fall into the category of “outlier bank,” as stipulated under Pillar 2 of the Basel Capital Accord. This ratio, known as the outlier ratio, was 1.3% for the Bank on a consolidated basis at March 31, 2015, substantially below the 20% criterion. The decline in economic value based on outlier framework of the Bank on a consolidated basis is shown in the following table.

	At March 31,
	2015	2014
	(In billions, except percentages)
SMBC Consolidated
Total	¥132.6	¥83.0
Impact of yen interest rates	21.2	31.1
Impact of U.S. dollar interest rates	57.4	25.7
Impact of euro interest rates	25.5	18.6
Percentage of total capital	1.3%	0.9%

Note:	Decline in economic value is the decline of the present value of a banking portfolio after interest rate shocks (1st and 99th percentile of observed interest rate changes using a one-year holding period and an observation period of five years).

Foreign Exchange Risk

The principal Group companies set risk limits for each currency to manage the concentration of the foreign currency position. The foreign exchange risk is immaterial as shown above in VaR by risk category.

Strategic Equity Investment Risk

We establish limits on allowable risk for strategic equity investments, and monitor the observance of those limits to keep stock price fluctuation risk within acceptable parameters. We have been reducing our strategic equity investments, and the balance is within a permitted level, which is less than 100% of our consolidated Tier 1 Capital. See “Item 4.B. Business Overview—Regulations in Japan—Regulations for Stabilizing the Financial System—Restriction on Aggregate Shareholdings by a Bank.”

Liquidity Risk Management Methods

We and the Bank regard liquidity risk as one of the major risks and we identify our Group companies which have significant liquidity risk. Each of our identified Group companies, including the Bank, establishes a fundamental risk management framework. For example, the Bank manages liquidity risk based on a framework consisting of setting upper limits for “funding gaps,” maintaining highly liquid supplementary funding sources and establishing contingency plans.

A funding gap is defined as a maturity mismatch between a source of funds and the use of funds. The Bank actively manages this funding gap by setting limits on the size of gaps over a given time horizon and limiting reliance on short-term funding. These limits are established on both a Bank-wide basis and individual branch basis, taking into account cash management planning, systemic factors and funding status, among other factors. Additionally, funding gap limits are set for individual currencies if necessary. The Bank actively monitors funding gaps on a daily basis. Further, stress tests are regularly carried out by simulating the impact triggered, for example, by the outflow of deposits or having difficulties in funding from money markets, in order to thoroughly comprehend the amount required to fund when the liquidity risk is realized. Additionally, funding liquidity is maintained by holding assets, such as U.S. government bonds, which can be immediately converted to cash, or establishing borrowing facilities to be used as supplementary funding sources in an emergency, in order to smoothly raise the required funds even during market disruption.

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

System risk is the possibility of a loss arising from the failure, malfunction or unauthorized use of computer systems. We recognize that reliable computer systems are essential for the effective implementation of management strategy. We strive to minimize system risk by adopting and implementing risk management regulations and specific management standards, including a security policy. We also have contingency plans with the goal of minimizing losses in the event of a system failure. To prevent computer system breakdowns, we have also implemented numerous measures, including the duplication of various systems and infrastructures, maintaining the Bank’s computer system to facilitate steady, uninterrupted operation, and establishing a disaster-prevention system consisting of computer centers in eastern and western Japan.

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

Citibank, N.A., as depositary, has agreed to reimburse us annually for expenses related to the administration and maintenance of the depositary receipt facility, subject to certain criteria. We did not receive any reimbursements from Citibank, N.A. in the fiscal year ended March 31, 2015.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including Koichi Miyata, our President and Representative Director, and Jun Ohta, our Director, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) at March 31, 2015. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable, not absolute, assurance of achieving their control objectives. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based upon the evaluation referred to above, Mr. Miyata and Mr. Ohta concluded that the design and operation of our disclosure controls and procedures at March 31, 2015 were effective to provide reasonable assurance that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

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

Our management evaluated the effectiveness of our internal control over financial reporting at March 31, 2015 based on the criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the evaluation, management has concluded that we maintained effective internal control over financial reporting at March 31, 2015.

The effectiveness of our internal control over financial reporting at March 31, 2015 has been audited by KPMG AZSA, our independent registered public accounting firm, as stated in their report appearing on page F-4.

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

There were no material changes to the code of ethics during the fiscal year ended March 31, 2015. No waivers of the business ethics and compliance manual have been granted to any of our directors, officers or other employees, during the fiscal year ended March 31, 2015.

Item 16C.	Principal Accountant Fees and Services

Fees for Services Provided by KPMG AZSA and its Affiliates

The aggregate fees billed by KPMG AZSA, our independent registered public accounting firm, and its affiliates, for the fiscal years ended March 31, 2015 and 2014 are presented in the following table:

	For the fiscal year ended March 31,
	2015	2014
	(In millions)
Audit fees(1)	¥4,087	¥4,012
Audit-related fees(2)	160	119
Tax fees(3)	151	184
All other fees(4)	12	34

Total	¥4,410	¥4,349

(1)	Audit fees primarily include fees for the audit of our and our subsidiaries’ annual financial statements and fees for the services that are normally provided in connection with our statutory and regulatory filings.
(2)	Audit-related fees primarily include fees for attestation and related services that are not reported under audit fees.
(3)	Tax fees primarily include fees for tax compliance, assistance with preparation of tax return filings and tax advisory services.
(4)	All other fees primarily include fees for advisory services in relation to existing accounting policies of our subsidiaries.

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

Fees approved pursuant to the procedures described in paragraph 2-01(c)(7)(i)(C) of Regulation S-X, which provides for an exception to the general requirement for pre-approval in certain circumstances, were none for the fiscal years ended March 31, 2015 and 2014.

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

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth purchases of our common stock by us and our affiliated purchasers during the fiscal year ended March 31, 2015:

	Total number of shares purchased(1)	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs
April 1 to April 30, 2014	1,837	¥4,318	—	—
May 1 to May 31, 2014	1,863	4,024	—	—
June 1 to June 30, 2014	1,560	4,242	—	—
July 1 to July 31, 2014	4,045	4,200	—	—
August 1 to August 31, 2014	4,380	4,134	—	—
September 1 to September 30, 2014	3,142	4,347	—	—
October 1 to October 31, 2014	2,318	4,225	—	—
November 1 to November 30, 2014	3,761	4,447	—	—
December 1 to December 31, 2014	4,368	4,393	—	—
January 1 to January 31, 2015	2,358	4,219	—	—
February 1 to February 28, 2015	3,248	4,275	—	—
March 1 to March 31, 2015	4,430	4,748	—	—

Total	37,310	¥4,325	—	—

(1)	A total of 37,310 shares were purchased other than through a publicly announced plan or program during the fiscal year ended March 31, 2015, due to our purchases of shares constituting less than one unit from registered holders of such shares at the current market prices of those shares.

Item 16F.	Change in Registrant’s Certifying Accountant

None.

Item 16G.	Corporate Governance

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

Foreign private issuers listed on the NYSE are required to provide to their U.S. investors a brief, general summary of the significant differences of corporate governance practices that differ from U.S. companies under NYSE listing standards. The following is a summary of the significant ways in which our corporate governance practices differ from NYSE standards followed by U.S. companies:

•

U.S. companies listed on the NYSE are required to have an audit committee composed entirely of independent directors. Under the Companies Act of Japan, we are required to have a corporate governance system based on (i) a board of corporate auditors, (ii) a nominating committee, an audit committee and a compensation committee, or (iii) an audit and supervisory committee. We adopt a corporate governance system based on a board of corporate auditors. The basic function of the board of corporate auditors is similar to that of independent directors, including those who are members of the audit committee, of a NYSE-listed U.S. company, i.e., to monitor the performance of the directors and review and express opinions on the method of auditing by the independent registered public accounting firm and on such accounting firm’s audit reports for the protection of the company’s shareholders. Under the Companies Act, we are required to have at least half of our corporate auditors be outside corporate auditors who meet the independence requirements under the Companies Act. Currently, three of our six corporate auditors are outside corporate auditors that meet such independence requirements. In addition, none of the corporate auditors may at the same time be directors, managers or employees of the company or any of its subsidiaries, or accounting advisors or executive officers (shikkoyaku) of such subsidiaries. While the Companies Act does not require corporate auditors to have expertise in accounting or other special knowledge and experience, one of our corporate auditors is a certified public accountant in Japan. We rely on an exemption from the audit committee requirements imposed by Rule 10A-3 of the Securities Exchange Act of 1934, which is available to foreign private issuers with a board of auditors (or similar body) meeting specified criteria. With respect to our board of corporate auditors, the criteria that we meet include the following:

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

Under the Companies Act, companies that adopt a corporate governance system based on a board of corporate auditors, such as us, are not required to maintain directors that are outside directors who meet the independence requirements under the Companies Act. However, five of our thirteen directors are outside directors who meet such requirements.

•

A NYSE-listed U.S. company is required to have a nominating/corporate governance committee and a compensation committee, all of which must be composed entirely of independent directors. The members of the compensation committee must satisfy additional requirements set forth in Section 303A.02(a)(ii) of the NYSE Listed Company Manual. A compensation committee must also have the authority to, in its sole discretion, retain or obtain the advice of a compensation consultant, independent legal counsel or other adviser. This authority is subject to the committee’s consideration of certain criteria set forth in Section 303A.05(c) of the NYSE Listed Company Manual regarding the independence of the adviser. While we, a company which has corporate auditors, are not required to establish a nominating committee or a compensation committee under the Companies Act, we voluntarily established similar committees, each with eight members, five of whom are outside directors, to advise the board of directors on these matters in order to ensure transparency and impartiality in matters of personnel decisions affecting the board of directors and directors’ compensation.

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

•

A NYSE-listed U.S. company must adopt corporate governance guidelines and must post the guidelines on its website. While we are not required to adopt such guidelines under Japanese law, the rules of the stock exchanges in Japan on which we are listed, including the Tokyo Stock Exchange, require listed companies, including us, to comply with the principles of the Corporate Governance Code established by those stock exchanges and, in cases of noncompliance with some or all of the principles, to disclose the reasons for such noncompliance. In May 2015, we established the SMFG Corporate Governance Guideline, in consideration of the Corporate Governance Code, to present our basic views and guidelines on corporate governance and improve our corporate governance system. Our Corporate Governance Guideline is available on our website at http://www.smfg.co.jp.

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

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

We have responded to Item 18 in lieu of this item.

Item 18.	Financial Statements

The information required by this item is set forth in our consolidated financial statements starting on page F-1 of this annual report.

Item 19.	Exhibits

We have filed the following documents as exhibits to this document:

Exhibit 1.1	Articles of Incorporation of Sumitomo Mitsui Financial Group, Inc., as amended on June 26, 2015

Exhibit 1.2	Regulations of Board of Directors of Sumitomo Mitsui Financial Group, Inc., as amended on May 1, 2015

Exhibit 1.3	Share Handling Regulations of Sumitomo Mitsui Financial Group, Inc., as amended on April 1, 2012, incorporated by reference from our annual report on Form 20-F (Commission file number 001-34919) filed on July 23, 2012

Exhibit 2.1	Form of Deposit Agreement among the registrant, Citibank, N.A., as Depositary, and all owners and holders from time to time of American Depositary Shares issued thereunder, incorporated by reference from our registration statement on Form 20-F (Commission file number 001-34919) filed on October 20, 2010

Exhibit 8	List of subsidiaries of Sumitomo Mitsui Financial Group, Inc., at March 31, 2015

Exhibit 11	Code of Ethics of Sumitomo Mitsui Financial Group, Inc., incorporated by reference from our annual report on Form 20-F (File No. 001-34919) filed on July 29, 2011

Exhibit 12.1	CEO Certification Required by Rule 13a-14(a) (17 CFR 240.13a-14(a))

Exhibit 12.2	CFO Certification Required by Rule 13a-14(a) (17 CFR 240.13a-14(a))

Exhibit 13.1	Certification Required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

Exhibit 13.2	Certification Required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

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

Date: July 22, 2015

SELECTED STATISTICAL DATA

I.	Distribution of Assets, Liabilities and Equity; Interest Rates and Interest Differential

Average Statements of Financial Positions, Interest and Average Rates

The following tables show the average balances of our statement of financial positions items and related interest and average interest rates for the fiscal years ended March 31, 2015, 2014 and 2013. Average balances are generally based on a daily average. Weekly, month-end or quarter-end averages are used for certain average balances where it is not practical to obtain the applicable daily averages. The average balances determined by such methods are considered to be representative of our operations. The allocation of amounts between domestic and foreign is based on the location of the office.

	For the fiscal year ended March 31,
	2015			2014(5)			2013(5)
	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate
	(In millions, except percentages)
Interest-earning assets:
Interest-earning deposits with other banks:
Domestic offices	¥ 741,738	¥ 4,548	0.61%	¥ 609,023	¥ 2,807	0.46%	¥ 351,808	¥ 1,185	0.34%
Foreign offices	5,892,983	37,348	0.63%	6,027,100	34,521	0.57%	4,491,108	28,285	0.63%

Total	6,634,721	41,896	0.63%	6,636,123	37,328	0.56%	4,842,916	29,470	0.61%

Call loans and bills bought:
Domestic offices	226,409	1,177	0.52%	273,903	1,583	0.58%	304,331	1,519	0.50%
Foreign offices	972,643	17,429	1.79%	1,154,049	16,559	1.43%	1,076,378	11,347	1.05%

Total	1,199,052	18,606	1.55%	1,427,952	18,142	1.27%	1,380,709	12,866	0.93%

Reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	4,766,205	7,875	0.17%	3,749,260	7,339	0.20%	3,922,361	7,535	0.19%
Foreign offices	726,427	9,146	1.26%	419,274	7,631	1.82%	283,262	5,465	1.93%

Total	5,492,632	17,021	0.31%	4,168,534	14,970	0.36%	4,205,623	13,000	0.31%

Trading assets(1):
Domestic offices	3,284,505	24,313	0.74%	2,967,303	25,770	0.87%	4,232,218	35,507	0.84%
Foreign offices	84,006	1,661	1.98%	43,857	525	1.20%	38,889	565	1.45%

Total	3,368,511	25,974	0.77%	3,011,160	26,295	0.87%	4,271,107	36,072	0.84%

Financial assets at fair value through profit or loss(2):
Domestic offices	1,672,433	(4,373)	(0.26%)	1,788,442	16,534	0.92%	1,979,187	1,112	0.06%

Held-to-maturity investments(3):
Domestic offices	4,086,502	20,509	0.50%	5,238,921	30,303	0.58%	5,659,267	39,786	0.70%

Available-for-sale financial assets(3):
Domestic offices	10,385,945	32,703	0.31%	12,119,698	35,539	0.29%	23,444,037	65,814	0.28%
Foreign offices	2,250,294	29,282	1.30%	1,780,684	19,956	1.12%	1,687,202	21,572	1.28%

Total	12,636,239	61,985	0.49%	13,900,382	55,495	0.40%	25,131,239	87,386	0.35%

Loans and advances(4):
Domestic offices	62,005,587	1,099,119	1.77%	61,524,516	1,138,102	1.85%	60,183,531	1,200,792	2.00%
Foreign offices	23,292,666	523,485	2.25%	19,553,229	419,704	2.15%	15,301,802	342,423	2.24%

Total	85,298,253	1,622,604	1.90%	81,077,745	1,557,806	1.92%	75,485,333	1,543,215	2.04%

Total interest-earning assets:
Domestic offices	87,169,324	1,185,871	1.36%	88,271,066	1,257,977	1.43%	100,076,740	1,353,250	1.35%
Foreign offices	33,219,019	618,351	1.86%	28,978,193	498,896	1.72%	22,878,641	409,657	1.79%

Total	120,388,343	¥1,804,222	1.50%	117,249,259	¥1,756,873	1.50%	122,955,381	¥1,762,907	1.43%

Non-interest-earning assets:
Cash and due from banks	24,523,995			13,653,126			2,953,149
Other non-interest-earning assets	19,075,392			15,647,012			16,561,418
Allowance for loan losses	(873,853)			(1,157,839)			(1,343,024)

Total non-interest-earning assets	42,725,534			28,142,299			18,171,543

Total assets	¥163,113,877			¥145,391,558			¥141,126,924

Total assets attributable to foreign offices	23.6%			22.3%			18.7%

	For the fiscal year ended March 31,
	2015			2014(5)			2013(5)
	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate
	(In millions, except percentages)
Interest-bearing liabilities:
Deposits:
Domestic offices	¥ 74,397,836	¥ 49,356	0.07%	¥ 72,376,165	¥ 48,446	0.07%	¥ 70,452,092	¥ 51,975	0.07%
Foreign offices	21,263,919	116,211	0.55%	17,014,587	91,944	0.54%	12,801,814	71,403	0.56%

Total	95,661,755	165,567	0.17%	89,390,752	140,390	0.16%	83,253,906	123,378	0.15%

Call money and bills sold:
Domestic offices	2,040,724	1,504	0.07%	1,497,244	1,222	0.08%	1,233,733	1,039	0.08%
Foreign offices	877,127	2,510	0.29%	651,839	2,261	0.35%	642,899	3,098	0.48%

Total	2,917,851	4,014	0.14%	2,149,083	3,483	0.16%	1,876,632	4,137	0.22%

Repurchase agreements and cash collateral on securities lent:
Domestic offices	5,584,584	6,091	0.11%	4,167,460	4,558	0.11%	4,970,577	7,781	0.16%
Foreign offices	1,455,125	3,829	0.26%	990,721	2,989	0.30%	1,079,763	4,228	0.39%

Total	7,039,709	9,920	0.14%	5,158,181	7,547	0.15%	6,050,340	12,009	0.20%

Trading liabilities(1):
Domestic offices	2,197,851	19,634	0.89%	1,916,419	20,341	1.06%	1,953,735	22,474	1.15%
Foreign offices	27,840	830	2.98%	9,123	120	1.32%	3,417	48	1.40%

Total	2,225,691	20,464	0.92%	1,925,542	20,461	1.06%	1,957,152	22,522	1.15%

Borrowings:
Domestic offices	9,170,288	54,915	0.60%	5,879,723	50,833	0.86%	6,999,912	63,926	0.91%
Foreign offices	790,516	16,122	2.04%	787,217	17,433	2.21%	808,775	21,293	2.63%

Total	9,960,804	71,037	0.71%	6,666,940	68,266	1.02%	7,808,687	85,219	1.09%

Debt securities in issue:
Domestic offices	7,000,273	109,960	1.57%	6,223,653	92,481	1.49%	5,804,668	87,980	1.52%
Foreign offices	2,819,687	9,829	0.35%	2,355,748	7,636	0.32%	1,884,813	8,132	0.43%

Total	9,819,960	119,789	1.22%	8,579,401	100,117	1.17%	7,689,481	96,112	1.25%

Other interest-bearing liabilities:
Domestic offices	96,873	731	0.75%	90,049	689	0.77%	81,915	683	0.83%
Foreign offices	3,025	49	1.62%	2,898	19	0.66%	7,732	32	0.41%

Total	99,898	780	0.78%	92,947	708	0.76%	89,647	715	0.80%

Total interest-bearing liabilities:
Domestic offices	100,488,429	242,191	0.24%	92,150,713	218,570	0.24%	91,496,632	235,858	0.26%
Foreign offices	27,237,239	149,380	0.55%	21,812,133	122,402	0.56%	17,229,213	108,234	0.63%

Total	127,725,668	¥ 391,571	0.31%	113,962,846	¥ 340,972	0.30%	108,725,845	¥ 344,092	0.32%

Non-interest-bearing liabilities:
Non-interest-bearing demand deposits	13,440,486			12,772,713			12,301,269
Other non-interest-bearing liabilities	11,834,101			11,168,374			12,079,016

Total non-interest-bearing liabilities	25,274,587			23,941,087			24,380,285

Total equity	10,113,622			7,487,625			8,020,794

Total equity and liabilities	¥163,113,877			¥145,391,558			¥141,126,924

Total liabilities attributable to foreign offices	20.0%			18.1%			15.3%
Net interest income and interest rate spread		¥1,412,651	1.19%		¥1,415,901	1.20%		¥1,418,815	1.11%

Net interest income as a percentage of total interest-earning assets			1.17%			1.21%			1.15%

(1)	The net amount of interest income on trading assets and interest expense on trading liabilities is reported as net trading income in our consolidated income statement.
(2)	Interest income on financial assets at fair value through profit or loss is reported in net income from financial assets at fair value through profit or loss in our consolidated income statement.
(3)	Taxable investment securities and non-taxable investment securities are not disclosed separately because the aggregate effect of these average balances and interest income would not be material. In addition, the yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect of such calculation would not be material.
(4)	Loans and advances include impaired loans and advances. The amortized portion of net loan origination fees is included in interest income on loans and advances.
(5)	Comparative information has been restated to reflect the adoption of IFRIC Interpretation 21 “Levies.” For more information, see Note 2 “Summary of Significant Accounting Policies—New and Amended Accounting Standards Adopted by the SMFG Group” to our consolidated financial statements included elsewhere in this annual report.

Analysis of Net Interest Income

The following tables show the changes to our net interest income attributable to changes in the volume and changes in the rates for the fiscal year ended March 31, 2015 compared to the fiscal year ended March 31, 2014 and for the fiscal year ended March 31, 2014 compared to the fiscal year ended March 31, 2013.

Changes attributable to the combined impact of changes in the rates and the volume have been allocated proportionately to the changes in the volume and changes in the rates.

	Fiscal year ended March 31, 2015 compared to fiscal year ended March 31, 2014 Increase / (decrease)			Fiscal year ended March 31, 2014 compared to fiscal year ended March 31, 2013 Increase / (decrease)(3)
	Volume	Rate	Net change	Volume	Rate	Net change
	(In millions)
Interest income:
Interest-earning deposits with other banks:
Domestic offices	¥690	¥1,051	¥1,741	¥1,083	¥539	¥1,622
Foreign offices	(779)	3,606	2,827	8,956	(2,720)	6,236

Total	(89)	4,657	4,568	10,039	(2,181)	7,858

Call loans and bills bought:
Domestic offices	(258)	(148)	(406)	(162)	226	64
Foreign offices	(2,845)	3,715	870	865	4,347	5,212

Total	(3,103)	3,567	464	703	4,573	5,276

Reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	1,837	(1,301)	536	(337)	141	(196)
Foreign offices	4,379	(2,864)	1,515	2,491	(325)	2,166

Total	6,216	(4,165)	2,051	2,154	(184)	1,970

Trading assets(1):
Domestic offices	2,588	(4,045)	(1,457)	(10,964)	1,227	(9,737)
Foreign offices	665	471	1,136	67	(107)	(40)

Total	3,253	(3,574)	(321)	(10,897)	1,120	(9,777)

Financial assets at fair value through profit or loss(2):
Domestic offices	(1,001)	(19,906)	(20,907)	(125)	15,547	15,422

Held-to-maturity investments:
Domestic offices	(6,117)	(3,677)	(9,794)	(2,790)	(6,693)	(9,483)

Available-for-sale financial assets:
Domestic offices	(5,262)	2,426	(2,836)	(32,763)	2,488	(30,275)
Foreign offices	5,785	3,541	9,326	1,151	(2,767)	(1,616)

Total	523	5,967	6,490	(31,612)	(279)	(31,891)

Loans and advances:
Domestic offices	8,841	(47,824)	(38,983)	26,359	(89,049)	(62,690)
Foreign offices	83,406	20,375	103,781	91,889	(14,608)	77,281

Total	92,247	(27,449)	64,798	118,248	(103,657)	14,591

Total interest income:
Domestic offices	1,318	(73,424)	(72,106)	(19,699)	(75,574)	(95,273)
Foreign offices	90,611	28,844	119,455	105,419	(16,180)	89,239

Total	¥91,929	¥(44,580)	¥47,349	¥85,720	¥(91,754)	¥(6,034)

	Fiscal year ended March 31, 2015 compared to fiscal year ended March 31, 2014 Increase / (decrease)			Fiscal year ended March 31, 2014 compared to fiscal year ended March 31, 2013 Increase / (decrease)(3)
	Volume	Rate	Net change	Volume	Rate	Net change
	(In millions)
Interest expense:
Deposits:
Domestic offices	¥1,415	¥(505)	¥910	¥1,347	¥(4,876)	¥(3,529)
Foreign offices	23,342	925	24,267	22,831	(2,290)	20,541

Total	24,757	420	25,177	24,178	(7,166)	17,012

Call money and bills sold:
Domestic offices	394	(112)	282	211	(28)	183
Foreign offices	698	(449)	249	42	(879)	(837)

Total	1,092	(561)	531	253	(907)	(654)

Repurchase agreements and cash collateral on securities lent:
Domestic offices	1,559	(26)	1,533	(1,148)	(2,075)	(3,223)
Foreign offices	1,249	(409)	840	(326)	(913)	(1,239)

Total	2,808	(435)	2,373	(1,474)	(2,988)	(4,462)

Trading liabilities(1):
Domestic offices	2,754	(3,461)	(707)	(423)	(1,710)	(2,133)
Foreign offices	440	270	710	75	(3)	72

Total	3,194	(3,191)	3	(348)	(1,713)	(2,061)

Borrowings:
Domestic offices	22,744	(18,662)	4,082	(9,777)	(3,316)	(13,093)
Foreign offices	73	(1,384)	(1,311)	(554)	(3,306)	(3,860)

Total	22,817	(20,046)	2,771	(10,331)	(6,622)	(16,953)

Debt securities in issue:
Domestic offices	12,006	5,473	17,479	6,270	(1,769)	4,501
Foreign offices	1,579	614	2,193	1,769	(2,265)	(496)

Total	13,585	6,087	19,672	8,039	(4,034)	4,005

Other interest-bearing liabilities:
Domestic offices	52	(10)	42	65	(59)	6
Foreign offices	1	29	30	(26)	13	(13)

Total	53	19	72	39	(46)	(7)

Total interest expense:
Domestic offices	40,924	(17,303)	23,621	(3,455)	(13,833)	(17,288)
Foreign offices	27,382	(404)	26,978	23,811	(9,643)	14,168

Total	¥68,306	¥(17,707)	¥50,599	¥20,356	¥(23,476)	¥(3,120)

Net interest income:
Domestic offices	¥(39,606)	¥(56,121)	¥(95,727)	¥(16,244)	¥(61,741)	¥(77,985)
Foreign offices	63,229	29,248	92,477	81,608	(6,537)	75,071

Total	¥23,623	¥(26,873)	¥(3,250)	¥65,364	¥(68,278)	¥(2,914)

(1)	The net amount of interest income on trading assets and interest expense on trading liabilities is reported as net trading income in our consolidated income statement.
(2)	Interest income on financial assets at fair value through profit or loss is reported in net income from financial assets at fair value through profit or loss in our consolidated income statement.
(3)	Comparative information has been restated to reflect the adoption of IFRIC Interpretation 21 “Levies.” For more information, see Note 2 “Summary of Significant Accounting Policies—New and Amended Accounting Standards Adopted by the SMFG Group” to our consolidated financial statements included elsewhere in this annual report.

II.	Investment Portfolio

The information as to the value of held-to-maturity investments and available-for-sale financial assets at March 31, 2015, 2014 and 2013 is presented on “Item 5.A. Operating Results—Financial Condition—Investment Securities.”

The following table shows the book values, maturities and weighted average yields of held-to-maturity investments and available-for-sale financial assets, excluding equity instruments, at March 31, 2015. Weighted average yields are calculated based on amortized cost. Yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect of such a calculation would not be material.

	Not later than one year		Later than one year and not later than five years		Later than five years and not later than ten years		Later than ten years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(In millions, except percentages)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥1,301,296	0.53%	¥1,981,491	0.42%	¥—	—	¥—	—	¥3,282,787	0.46%
Japanese municipal bonds	51,350	1.02%	16,493	0.35%	—	—	—	—	67,843	0.86%
Japanese corporate bonds	41,066	1.33%	5,199	0.25%	—	—	—	—	46,265	1.21%

Total domestic	1,393,712	0.57%	2,003,183	0.42%	—	—	—	—	3,396,895	0.48%

Foreign:
U.S. Treasury and other U.S. government agency bonds	—	—	—	—	—	—	—	—	—	—
Bonds issued by other governments and official institutions	—	—	—	—	—	—	—	—	—	—
Other debt instruments	—	—	—	—	—	—	—	—	—	—

Total foreign	—	—	—	—	—	—	—	—	—	—

Total	¥1,393,712	0.57%	¥2,003,183	0.42%	¥—	—	¥—	—	¥3,396,895	0.48%

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥1,719,098	0.17%	¥7,639,074	0.17%	¥31,787	0.37%	¥—	—	¥9,389,959	0.17%
Japanese municipal bonds	27,367	0.55%	23,237	0.72%	1,505	1.00%	41	1.96%	52,150	0.64%
Japanese corporate bonds	55,699	0.62%	148,239	0.46%	27,653	0.79%	—	—	231,591	0.54%

Total domestic	1,802,164	0.19%	7,810,550	0.18%	60,945	0.57%	41	1.96%	9,673,700	0.18%

Foreign:
U.S. Treasury and other U.S. government agency bonds	805,873	0.08%	806,839	0.87%	449,331	1.72%	—	—	2,062,043	0.75%
Bonds issued by other governments and official institutions	991,404	1.47%	230,321	3.63%	704,755	0.51%	279,182	1.28%	2,205,662	1.37%
Mortgage-backed securities	—	—	—	—	—	—	257,100	2.66%	257,100	2.66%
Other debt instruments	160,402	1.48%	53,886	3.33%	—	—	655	0.00%	214,943	1.93%

Total foreign	1,957,679	0.90%	1,091,046	1.57%	1,154,086	0.99%	536,937	1.96%	4,739,748	1.19%

Total	¥3,759,843	0.56%	¥8,901,596	0.35%	¥1,215,031	0.97%	¥536,978	1.96%	¥14,413,448	0.51%

Excluding U.S. Treasury and other U.S. government agency bonds and Japanese government bonds, there are no investments in any individual issuers held in our investment portfolio which exceeded 10% of shareholders’ equity in the consolidated statement of financial position at March 31, 2015.

III.	Loan Portfolio

The following table shows our outstanding loans and advances by the domicile and industry type of the borrowers at March 31, 2015, 2014, 2013, 2012 and 2011. The classification of loans and advances by industry is based on the industry segment loan classification as defined by the Bank of Japan (“BOJ”) for regulatory reporting purposes.

	At March 31,
	2015	2014	2013	2012	2011
	(In millions)
Domestic:
Manufacturing	¥8,061,654	¥8,018,568	¥8,071,044	¥8,462,004	¥8,344,261
Agriculture, forestry, fisheries and mining	171,855	177,012	164,420	152,128	162,727
Construction	1,150,616	1,152,388	1,167,115	1,284,882	1,327,475
Transportation, communications and public enterprises	5,175,949	5,086,361	4,708,870	4,414,102	4,036,780
Wholesale and retail	5,664,385	5,505,570	5,388,032	5,480,393	5,616,084
Finance and insurance	2,869,967	2,537,347	2,715,862	2,170,776	2,568,670
Real estate and goods rental and leasing	8,766,724	8,117,000	8,145,769	7,982,741	8,281,048
Services	4,776,706	4,855,536	4,404,359	4,076,818	4,316,724
Municipalities	1,353,949	1,279,010	1,270,981	1,234,355	1,440,167
Lease financing	2,211,773	2,133,760	2,058,284	2,056,972	2,205,451
Consumer(1)	18,817,259	19,086,241	18,834,079	19,185,574	18,552,987
Others	3,211,240	3,159,438	3,341,636	4,155,960	4,378,791

Total domestic	62,232,077	61,108,231	60,270,451	60,656,705	61,231,165

Foreign:
Public sector	164,495	163,685	121,611	130,426	83,109
Financial institutions	3,880,655	3,450,482	2,500,624	2,012,751	1,794,794
Commerce and industry	20,010,729	16,435,047	13,502,283	10,364,685	8,949,629
Lease financing	308,128	267,394	208,099	191,966	172,361
Others	1,375,624	947,826	793,653	706,175	528,847

Total foreign	25,739,631	21,264,434	17,126,270	13,406,003	11,528,740

Gross loans and advances	87,971,708	82,372,665	77,396,721	74,062,708	72,759,905
Adjust: Unearned income, unamortized premiums-net and deferred loan fees-net	(206,440)	(177,018)	(147,186)	(144,731)	(152,443)
Less: Allowance for loan losses	(793,552)	(950,665)	(1,262,478)	(1,381,164)	(1,587,133)

Net loans and advances	¥86,971,716	¥81,244,982	¥75,987,057	¥72,536,813	¥71,020,329

(1)	The balance in Consumer mainly consists of housing loans. The housing loan balances amounted to ¥14,087,453 million, ¥14,420,225 million, ¥14,520,154 million, ¥14,574,702 million and ¥14,577,945 million at March 31, 2015, 2014, 2013, 2012 and 2011, respectively.

Maturities and Sensitivities of Loans and Advances to Changes in Interest Rates

The following table shows the maturities of loans and advances by the domicile and industry type of the borrower at March 31, 2015.

	Maturity
	Not later than one year	Later than one year and not later than five years	Later than five years	Total
	(In millions)
Domestic:
Manufacturing	¥4,292,111	¥2,873,454	¥896,089	¥8,061,654
Agriculture, forestry, fisheries and mining	43,432	60,399	68,024	171,855
Construction	659,700	359,753	131,163	1,150,616
Transportation, communications and public enterprises	1,462,533	2,540,869	1,172,547	5,175,949
Wholesale and retail	3,197,166	1,940,952	526,267	5,664,385
Finance and insurance	2,002,563	730,669	136,735	2,869,967
Real estate and goods rental and leasing	2,186,402	4,046,000	2,534,322	8,766,724
Services	1,770,026	1,877,180	1,129,500	4,776,706
Municipalities	485,913	501,451	366,585	1,353,949
Lease financing	737,995	1,239,050	234,728	2,211,773
Consumer	3,413,407	4,180,000	11,223,852	18,817,259
Others	749,832	737,362	1,724,046	3,211,240

Total domestic	21,001,080	21,087,139	20,143,858	62,232,077

Foreign:
Public sector	19,667	43,829	100,999	164,495
Financial institutions	1,920,600	1,638,442	321,613	3,880,655
Commerce and industry	6,239,854	9,602,528	4,168,347	20,010,729
Lease financing	71,444	139,232	97,452	308,128
Others	502,899	726,847	145,878	1,375,624

Total foreign	8,754,464	12,150,878	4,834,289	25,739,631

Total	¥29,755,544	¥33,238,017	¥24,978,147	¥87,971,708

The above loans and advances due after one year which had predetermined interest rates and floating or adjustable interest rates at March 31, 2015 are shown below:

	Domestic	Foreign	Total
	(In millions)
Predetermined rate	¥13,008,393	¥2,313,545	¥15,321,938
Floating or adjustable rate	28,222,604	14,671,622	42,894,226

Total	¥41,230,997	¥16,985,167	¥58,216,164

Impaired Loans and Advances

Our credit risk elements analyzed by categories for loans and advances differ from those required by the U.S. Securities and Exchange Commission. Our impaired loans and advances are comprised of “potentially bankrupt, effectively bankrupt and bankrupt (loans and advances),” “past due three months or more (loans),” “restructured (loans)” and “other impaired (loans and advances).” “Potentially bankrupt, effectively bankrupt and bankrupt (loans and advances)” comprises of loans and advances to the borrowers that are perceived to have a high risk of falling into bankruptcy, may not have been legally or formally declared bankrupt but are essentially bankrupt, or have been legally or formally declared bankrupt. Loans classified as “past due three months or more (loans)” represent those loans that are three months or more past due as to principal or interest, which are not included in “potentially bankrupt, effectively bankrupt and bankrupt (loans and advances).” The category “restructured (loans)” comprises of loans not included above for which the terms of the loans have been modified to grant concessions because of problems with the borrower. Examples of modifications to grant concessions include reductions of the original interest rate, deferrals of interest payments, deductions of the contractual repayment amounts and extensions of principal repayments such as the extension of the repayment date and the suspension of contracted repayments. “Other impaired (loans and advances)” represent impaired loans and advances, which are not included in “potentially bankrupt, effectively bankrupt and bankrupt (loans and advances),” “past due three months or more (loans),” or “restructured (loans),” but for which information about credit problems cause management to classify them as impaired loans and advances. All loans and advances for which management has serious doubts about the ability of the borrowers to comply in the near future with the repayment terms are included in impaired loans and advances.

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

The following table shows the distribution of impaired loans and advances by “potentially bankrupt, effectively bankrupt and bankrupt (loans and advances),” “past due three months or more (loans),” “restructured (loans),” and “other impaired (loans and advances)” at March 31, 2015, 2014, 2013, 2012 and 2011 by the domicile and industry type of the borrowers.

	At March 31,
	2015	2014	2013	2012	2011
	(In millions)
Potentially bankrupt, effectively bankrupt and bankrupt (loans and advances):
Domestic:
Manufacturing	¥149,686	¥183,257	¥215,600	¥187,982	¥211,597
Agriculture, forestry, fisheries and mining	7,146	3,251	5,210	5,295	6,635
Construction	36,903	69,144	101,255	118,413	120,696
Transportation, communications and public enterprises	52,168	56,782	109,449	68,768	59,775
Wholesale and retail	156,753	208,491	232,779	225,399	243,346
Finance and insurance	9,551	13,378	15,822	13,350	11,496
Real estate and goods rental and leasing	198,714	291,665	449,163	499,485	534,596
Services	161,384	192,191	203,197	213,142	249,093
Lease financing	18,522	21,079	17,030	10,742	27,716
Consumer	223,464	238,563	270,060	312,181	297,732
Others	43,443	59,812	69,859	67,174	55,909

Total domestic	1,057,734	1,337,613	1,689,424	1,721,931	1,818,591

Foreign:
Public sector	14	14	14	14	14
Financial institutions	19,720	2,647	6,191	19,383	42,350
Commerce and industry	146,821	131,254	178,022	162,509	128,534
Lease financing	8,969	8,623	7,522	4,140	5,037
Others	6,152	4,566	2,271	3,019	3,831

Total foreign	181,676	147,104	194,020	189,065	179,766

Total	1,239,410	1,484,717	1,883,444	1,910,996	1,998,357

Past due three months or more (loans):
Domestic	23,586	25,959	27,102	32,069	40,699
Foreign	398	437	557	1,130	1,336

Total	23,984	26,396	27,659	33,199	42,035

Restructured (loans):
Domestic	144,628	247,351	337,494	390,060	296,751
Foreign	43,330	37,475	29,650	24,644	59,296

Total	187,958	284,826	367,144	414,704	356,047

Other impaired (loans and advances):
Domestic	140,858	152,873	204,775	255,615	252,457
Foreign	5,892	1	119	2,588	527

Total	146,750	152,874	204,894	258,203	252,984

Gross impaired loans and advances	1,598,102	1,948,813	2,483,141	2,617,102	2,649,423

Less: Allowance for loan losses for impaired loans and advances	(699,207)	(857,095)	(1,144,130)	(1,234,299)	(1,395,659)

Net impaired loans and advances	¥898,895	¥1,091,718	¥1,339,011	¥1,382,803	¥1,253,764

Interest Foregone on Impaired Loans and Advances

Interest income which would have been accrued at the original terms on domestic impaired loans and advances during the fiscal year ended March 31, 2015 was ¥42.6 billion, of which ¥23.1 billion was included in profit or loss for the fiscal year then ended. Interest income which would have been accrued at the original terms on foreign impaired loans and advances during the fiscal year ended March 31, 2015 was ¥0.8 billion, of which ¥0.4 billion was included in profit or loss for the fiscal year then ended.

Cross-border Outstanding

Cross-border outstandings are defined as loans, acceptances, interest-earning deposits with other banks, other interest-earning investments and any other monetary assets denominated in Japanese yen or other non-local currencies. Local currency outstandings are netted out from cross-border outstandings. This cross-border disclosure is based on the reports to the BOJ required under Japanese foreign exchange-related laws. The following table lists the country for which cross-border outstandings exceeded 0.75% of consolidated total assets at March 31, 2015. There were no cross-border outstandings to borrowers in any foreign country which in total exceeded 0.75% of consolidated total assets at March 31, 2014 and 2013.

	At March 31, 2015
	Public institutions	Banks	Others	Total	% of total assets	Undrawn commitments
	(In millions, except percentages)
United Kingdom	¥7,483	¥775,915	¥1,007,531	¥1,790,929	0.99%	¥1,155,306

Loan Concentrations

At March 31, 2015, there were no concentrations of loans and advances to a single industry group of borrowers, as defined by the BOJ industry segment loan and advance classifications, which exceeded 10% of our consolidated total loans and advances, except for loans and advances in a category disclosed in the table of outstanding loans and advances above.

IV.	Summary of Loan Loss Experience

The following table shows an analysis of our loan loss experience by the borrowers’ domicile and industry type for the fiscal years ended March 31, 2015, 2014, 2013, 2012 and 2011.

	For the fiscal year ended March 31,
	2015	2014	2013	2012	2011
	(In millions, except percentages)

Allowance for loan losses at beginning of period	¥950,665	¥1,262,478	¥1,381,164	¥1,587,133	¥1,533,555
Provision (credit) for loan losses	79,552	(25,806)	138,375	144,022	259,292
Charge-offs:
Domestic:
Manufacturing	26,516	25,610	16,037	46,229	27,355
Agriculture, forestry, fisheries and mining	112	187	553	173	372
Construction	8,593	20,958	7,848	14,204	12,190
Transportation, communications and public enterprises	8,662	5,309	7,062	11,296	26,126
Wholesale and retail	27,357	27,944	18,062	64,492	29,602
Finance and insurance	1,117	533	354	679	172
Real estate and goods rental and leasing	54,003	73,025	36,003	61,683	33,371
Services	21,143	30,970	17,325	35,498	13,078
Lease financing	1,433	1,582	3,689	3,319	1,364
Consumer	88,795	93,616	127,804	64,329	29,481
Others	2,932	3,300	6,400	4,705	2,606

Total domestic	240,663	283,034	241,137	306,607	175,717

Foreign:
Public sector	—	—	—	—	600
Financial institutions	1,017	599	4,063	14,784	9,332
Commerce and industry	4,571	14,959	13,735	33,173	13,087
Lease financing	167	1,292	2,060	38	15
Others	3,478	2,797	3,203	623	1,010

Total foreign	9,233	19,647	23,061	48,618	24,044

Total	249,896	302,681	264,198	355,225	199,761

Recoveries:
Domestic:
Manufacturing	62	12	14	252	195
Agriculture, forestry, fisheries and mining	—	—	—	—	3
Construction	17	16	21	64	64
Transportation, communications and public enterprises	14	3	12	52	241
Wholesale and retail	72	19	22	328	266
Finance and insurance	1	—	19	3	1
Real estate and goods rental and leasing	47	20	19	283	97
Services	63	33	16	142	65
Consumer	9,234	9,186	9,976	3,453	1,648
Others	7	4	4	18	44

Total domestic	9,517	9,293	10,103	4,595	2,624

Foreign:
Public sector	—	—	—	—	6
Financial institutions	—	25	2	3	—
Commerce and industry	14	3	18	187	117
Others	366	334	313	17	67

Total foreign	380	362	333	207	190

Total	9,897	9,655	10,436	4,802	2,814

Net charge-offs	239,999	293,026	253,762	350,423	196,947
Others(1)	3,334	7,019	(3,299)	432	(8,767)

Allowance for loan losses at end of period	¥793,552	¥950,665	¥1,262,478	¥1,381,164	¥1,587,133

Allowance for loan losses applicable to foreign activities:
Balance at beginning of period	¥73,030	¥74,868	¥87,344	¥108,612	¥121,797

Balance at end of period	¥100,783	¥73,030	¥74,868	¥87,344	¥108,612

Provision for loan losses	¥32,712	¥10,462	¥1,692	¥30,675	¥19,501

Ratio of net charge-offs to average loans outstanding during the period	0.28%	0.36%	0.34%	0.47%	0.27%

(1)	Others mainly include foreign exchange translations for the fiscal years ended March 31, 2015 and 2014 and 2011, whereas the amount for the fiscal year ended March 31, 2013 mainly includes foreign exchange translations as well as the exclusion of the allowance for loan losses related to ORIX Credit Corporation, as the Bank transferred all of its shares of ORIX Credit Corporation to ORIX Corporation in June 2012.

The following table shows an allocation of the allowance for loan losses by the borrower’s domicile and industry type at March 31, 2015, 2014, 2013, 2012 and 2011.

	At March 31,
	2015		2014		2013		2012		2011
	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans
	(In millions, except percentages)
Domestic:
Manufacturing	¥82,938	9.16%	¥113,463	9.73%	¥140,424	10.43%	¥126,773	11.43%	¥178,030	11.47%
Agriculture, forestry, fisheries and mining	2,673	0.20%	3,310	0.21%	3,968	0.21%	4,374	0.21%	4,499	0.22%
Construction	22,532	1.31%	40,289	1.40%	63,032	1.51%	69,605	1.73%	87,514	1.82%
Transportation, communications and public enterprises	30,555	5.88%	27,196	6.17%	50,789	6.08%	47,723	5.96%	52,832	5.55%
Wholesale and retail	84,941	6.44%	116,862	6.68%	151,075	6.96%	159,740	7.40%	197,995	7.72%
Finance and insurance	7,990	3.26%	11,209	3.08%	12,373	3.51%	14,045	2.93%	15,418	3.53%
Real estate and goods rental and leasing	127,205	9.97%	194,706	9.85%	312,614	10.53%	338,162	10.78%	385,889	11.38%
Services	77,829	5.43%	96,465	5.89%	132,377	5.69%	144,984	5.50%	176,388	5.93%
Municipalities	1	1.54%	1	1.55%	1	1.64%	2	1.67%	3	1.98%
Lease financing	13,600	2.51%	14,487	2.59%	17,151	2.66%	11,942	2.78%	25,071	3.03%
Consumer	208,661	21.39%	215,882	23.17%	250,282	24.33%	315,211	25.90%	290,468	25.50%
Others	33,844	3.65%	43,765	3.87%	53,524	4.32%	61,259	5.61%	64,414	6.02%

Total domestic	692,769	70.74%	877,635	74.19%	1,187,610	77.87%	1,293,820	81.90%	1,478,521	84.15%

Foreign:
Public sector	48	0.19%	303	0.20%	209	0.16%	568	0.18%	135	0.11%
Financial institutions	1,871	4.41%	3,325	4.19%	5,454	3.23%	15,217	2.72%	34,926	2.47%
Commerce and industry	86,007	22.75%	60,646	19.95%	63,261	17.45%	64,014	13.99%	67,805	12.30%
Lease financing	4,654	0.35%	3,285	0.32%	3,195	0.27%	4,324	0.26%	2,905	0.24%
Others	8,203	1.56%	5,471	1.15%	2,749	1.02%	3,221	0.95%	2,841	0.73%

Total foreign	100,783	29.26%	73,030	25.81%	74,868	22.13%	87,344	18.10%	108,612	15.85%

Total	¥793,552	100.00%	¥950,665	100.00%	¥1,262,478	100.00%	¥1,381,164	100.00%	¥1,587,133	100.00%

V.	Deposits

The following table shows the average amount of, and the average rate paid on, the following deposit categories for the fiscal years ended March 31, 2015, 2014 and 2013.

	For the fiscal year ended March 31,
	2015		2014		2013
	Average amount	Average rate	Average amount	Average rate	Average amount	Average rate
	(In millions, except percentages)
Domestic offices:
Non-interest-bearing demand deposits	¥12,747,566	—	¥12,258,970	—	¥11,878,091	—
Interest-bearing demand deposits	38,953,418	0.02%	37,248,316	0.02%	34,555,344	0.02%
Deposits at notice	747,898	0.03%	809,233	0.03%	852,078	0.02%
Time deposits	24,202,595	0.10%	24,962,120	0.10%	25,333,058	0.11%
Negotiable certificates of deposit	5,969,374	0.09%	5,385,616	0.11%	6,279,012	0.14%
Others	4,524,551	0.24%	3,970,880	0.22%	3,432,600	0.23%

Total domestic offices	87,145,402		84,635,135		82,330,183

Foreign offices:
Non-interest-bearing demand deposits	692,920	—	513,743	—	423,178	—
Interest-bearing demand deposits	1,277,325	0.26%	1,062,723	0.16%	986,801	0.21%
Deposits at notice	7,285,133	0.29%	5,896,158	0.30%	4,426,059	0.31%
Time deposits	3,672,870	1.46%	2,730,564	1.42%	2,041,210	1.24%
Negotiable certificates of deposit	8,922,100	0.42%	7,210,274	0.45%	5,231,609	0.55%
Others	106,491	1.09%	114,868	1.04%	116,135	1.44%

Total foreign offices	21,956,839		17,528,330		13,224,992

Total	¥109,102,241		¥102,163,465		¥95,555,175

Deposits at notice represent interest-bearing demand deposits which require the depositor to give two or more days notice in advance of withdrawal.

The total amount of deposits by foreign depositors included in domestic offices for the fiscal years ended March 31, 2015, 2014 and 2013 were ¥1,748,689 million, ¥1,318,749 million and ¥992,016 million, respectively.

At March 31, 2015, the balances and remaining maturities of time deposits and negotiable certificates of deposit issued by domestic offices in amounts of ¥10 million (approximately $83,229 at the median exchange rate for buying and selling spot dollars for yen by telegraphic transfer as determined by the Bank at the end of the current fiscal year) or more and total foreign deposits issued in amounts of $100,000 or more are shown in the following table.

	Time deposits	Negotiable certificates of deposit	Total
	(In millions)
Domestic offices:
Not later than three months	¥3,199,893	¥4,445,072	¥7,644,965
Later than three months and not later than six months	1,716,574	468,175	2,184,749
Later than six months and not later than one year	4,953,456	713,331	5,666,787
Later than one year	2,744,076	79,284	2,823,360

Total	¥12,613,999	¥5,705,862	¥18,319,861

Foreign offices	¥4,902,880	¥8,120,026	¥13,022,906

VI.	Return on Equity and Assets

The following table shows the ratio of return on equity and assets for the fiscal years ended March 31, 2015, 2014 and 2013.

	For the fiscal year ended March 31,
	2015	2014(2)	2013(2)
Return on average total assets	0.4%	0.5%	0.4%
Return on average shareholders’ equity	7.3%	14.0%	9.0%
Dividends payout ratio(1):
Basic	27.8%	22.3%	25.3%
Diluted	27.8%	22.3%	25.3%
Average shareholders’ equity to average total assets	5.1%	3.8%	4.2%

(1)	Dividends declared per common share as a percentage of net profit per share.
(2)	Comparative information has been restated to reflect the adoption of IFRIC Interpretation 21 “Levies.” For more information, see Note 2 “Summary of Significant Accounting Policies—New and Amended Accounting Standards Adopted by the SMFG Group” to our consolidated financial statements included elsewhere in this annual report.

VII.	Short-Term Borrowings

The following table shows certain additional information with respect to our short-term borrowings for the fiscal years ended March 31, 2015, 2014 and 2013.

	For the fiscal year ended March 31,
	2015	2014	2013
	(In millions, except percentages)
Call money, and payables under repurchase agreements and securities lending transactions:
Average balance outstanding during the period	¥9,957,560	¥7,307,264	¥7,926,972
Maximum balance outstanding at any month-end during the period	14,693,207	11,153,504	9,935,203
Balance at end of period	14,693,207	11,153,504	9,464,679
Weighted average interest rate during the period	0.14%	0.15%	0.20%
Weighted average interest rate on balance at end of period	0.11%	0.10%	0.19%
Commercial paper:
Average balance outstanding during the period	4,223,418	3,659,627	3,087,708
Maximum balance outstanding at any month-end during the period	4,839,788	3,843,285	3,190,675
Balance at end of period	4,813,902	3,669,912	3,190,675
Weighted average interest rate during the period	0.21%	0.21%	0.25%
Weighted average interest rate on balance at end of period	0.24%	0.22%	0.21%
Short-term borrowings:
Average balance outstanding during the period	5,342,390	1,945,575	4,136,273
Maximum balance outstanding at any month-end during the period	6,802,740	3,092,892	6,056,549
Balance at end of period	6,746,249	3,092,892	2,467,661
Weighted average interest rate during the period	0.18%	0.38%	0.32%
Weighted average interest rate on balance at end of period	0.14%	0.22%	0.40%

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

The following consolidated financial statements and the reports thereon by its independent registered public accounting firm are filed as part of this annual report:

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Sumitomo Mitsui Financial Group, Inc.:

We have audited the accompanying consolidated statement of financial position of Sumitomo Mitsui Financial Group, Inc. and subsidiaries (the “SMFG Group”) as of March 31, 2015 and 2014, and the related consolidated income statement and consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the SMFG Group as of March 31, 2015 and 2014, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Sumitomo Mitsui Financial Group, Inc.’s internal control over financial reporting as of March 31, 2015, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated July 22, 2015 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG AZSA LLC

Tokyo, Japan

July 22, 2015

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Sumitomo Mitsui Financial Group, Inc.:

We have audited Sumitomo Mitsui Financial Group, Inc.’s internal control over financial reporting as of March 31, 2015, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, included in Item 15 “Controls and Procedures” of the accompanying Form 20-F. Our responsibility is to express an opinion on Sumitomo Mitsui Financial Group Inc.’s internal control over financial reporting based on our audit.

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

In our opinion, Sumitomo Mitsui Financial Group, Inc. maintained, in all material respects, effective internal control over financial reporting as of March 31, 2015, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of Sumitomo Mitsui Financial Group, Inc. and subsidiaries as of March 31, 2015 and 2014, and the related consolidated income statement and consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2015, and our report dated July 22, 2015 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG AZSA LLC

Tokyo, Japan

July 22, 2015

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Financial Position

		At March 31,		At April 1,
	Note	2015	2014	2013
		(In millions)
Assets:
Cash and deposits with banks	5	¥40,112,783	¥33,208,724	¥11,804,786
Call loans and bills bought		1,326,965	1,248,235	1,353,866
Reverse repurchase agreements and cash collateral on securities borrowed		7,218,498	4,303,121	3,927,126
Trading assets	6	3,243,185	3,557,545	3,481,619
Derivative financial instruments	7	6,471,203	4,891,382	6,851,729
Financial assets at fair value through profit or loss	8	1,785,684	1,840,255	2,045,046
Investment securities	9	24,239,656	22,052,998	36,252,599
Loans and advances	10	86,971,716	81,244,982	75,987,057
Investments in associates and joint ventures	11	619,814	383,590	260,495
Property, plant and equipment	12	2,496,497	2,078,927	1,757,994
Intangible assets	14	975,995	955,746	903,264
Other assets	15	3,485,123	2,655,512	2,610,723
Current tax assets		116,847	62,783	51,449
Deferred tax assets	22	117,500	147,241	482,722

Total assets		¥179,181,466	¥158,631,041	¥147,770,475

Liabilities:
Deposits	16	¥115,833,980	¥108,370,494	¥101,021,413
Call money and bills sold		5,873,124	4,112,429	2,954,052
Repurchase agreements and cash collateral on securities lent		8,820,083	7,041,075	6,510,627
Trading liabilities	17	2,193,400	1,865,243	1,910,886
Derivative financial instruments	7	6,739,787	4,980,991	6,936,356
Borrowings	18	11,217,052	8,463,363	6,475,543
Debt securities in issue	19	11,051,431	8,769,094	7,950,020
Provisions	20	207,624	225,473	279,131
Other liabilities	21	5,548,965	5,143,853	4,858,519
Current tax liabilities		111,365	94,585	206,977
Deferred tax liabilities	22	563,805	149,251	107,262

Total liabilities		168,160,616	149,215,851	139,210,786

Equity:
Capital stock	24	2,337,896	2,337,896	2,337,896
Capital surplus	24	862,971	862,518	862,305
Retained earnings	24	3,554,688	3,112,571	2,515,956
Other reserves	24	2,759,084	1,546,826	971,170
Treasury stock	24	(175,261)	(175,115)	(227,373)

Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.		9,339,378	7,684,696	6,459,954
Non-controlling interests	25	1,681,472	1,730,494	2,099,735

Total equity		11,020,850	9,415,190	8,559,689

Total equity and liabilities		¥179,181,466	¥158,631,041	¥147,770,475

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Income Statement

		For the fiscal year ended March 31,
	Note	2015	2014	2013
		(In millions, except per share data)
Interest income		¥1,782,621	¥1,714,044	¥1,725,723
Interest expense		371,107	320,511	321,570

Net interest income	26	1,411,514	1,393,533	1,404,153

Fee and commission income		1,002,766	1,003,169	948,685
Fee and commission expense		129,253	127,959	127,054

Net fee and commission income	27	873,513	875,210	821,631

Net trading income	28	127,759	135,218	105,302
Net income from financial assets at fair value through profit or loss	29	22,678	58,586	15,794
Net investment income	30	371,064	332,265	223,404
Other income	31	525,905	429,541	324,403

Total operating income		3,332,433	3,224,353	2,894,687

Impairment charges (reversals) on financial assets	32	90,138	(14,275)	270,145

Net operating income		3,242,295	3,238,628	2,624,542

General and administrative expenses	33	1,621,897	1,522,990	1,447,116
Other expenses	34	505,614	428,780	287,896

Operating expenses		2,127,511	1,951,770	1,735,012

Share of post-tax profit of associates and joint ventures		18,124	19,454	19,593

Profit before tax		1,132,908	1,306,312	909,123

Income tax expense	35	409,947	414,076	255,300

Net profit		¥722,961	¥892,236	¥653,823

Profit attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.		¥614,070	¥766,388	¥535,976
Non-controlling interests		108,891	125,848	117,847
Earnings per share:
Basic	36	¥449.13	¥560.97	¥395.87
Diluted	36	448.86	560.68	395.32

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Comprehensive Income

	For the fiscal year ended March 31,
	2015	2014	2013
	(In millions)
Net profit	¥722,961	¥892,236	¥653,823

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans:
Gains (losses) arising during the period, before tax	181,638	214,242	31,086

Share of other comprehensive income (loss) of associates and joint ventures	192	(581)	—

Income tax relating to items that will not be reclassified	(58,081)	(76,596)	(12,613)

Total items that will not be reclassified to profit or loss, net of tax	123,749	137,065	18,473

Items that may be reclassified subsequently to profit or loss:
Available-for-sale financial assets:
Gains (losses) arising during the period, before tax	1,392,139	589,766	816,721
Reclassification adjustments for (gains) losses included in net profit, before tax	(232,281)	(212,001)	(3,633)

Exchange differences on translating foreign operations:
Gains (losses) arising during the period, before tax	301,796	271,619	230,764
Reclassification adjustments for (gains) losses included in net profit, before tax	(2,164)	(1,311)	4,579

Share of other comprehensive income (loss) of associates and joint ventures	5,562	(4,710)	3,354

Income tax relating to items that may be reclassified	(301,129)	(151,443)	(310,928)

Total items that may be reclassified subsequently to profit or loss, net of tax	1,163,923	491,920	740,857

Other comprehensive income, net of tax	1,287,672	628,985	759,330

Total comprehensive income	¥2,010,633	¥1,521,221	¥1,413,153

Total comprehensive income attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥1,826,328	¥1,342,044	¥1,221,224
Non-controlling interests	184,305	179,177	191,929

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Changes in Equity

	Capital stock	Capital surplus	Retained earnings	Remeasure- ments of defined benefit plans	Available- for-sale financial assets	Exchange differences on translating foreign operations	Treasury stock	Shareholders’ equity	Non-controlling interests	Total equity
	(In millions)
Balance at April 1, 2012	¥2,337,896	¥862,933	¥2,121,819	¥(156,804)	¥652,718	¥(209,996)	¥(236,037)	¥5,372,529	¥2,047,618	¥7,420,147
Effect of adoption of IFRIC 21	—	—	(2,332)	—	—	—	—	(2,332)	(959)	(3,291)

Balance at April 1, 2012 (Restated)	2,337,896	862,933	2,119,487	(156,804)	652,718	(209,996)	(236,037)	5,370,197	2,046,659	7,416,856
Comprehensive income:
Net profit	—	—	535,976	—	—	—	—	535,976	117,847	653,823
Other comprehensive income	—	—	—	18,787	506,497	159,964	—	685,248	74,082	759,330

Total comprehensive income	—	—	535,976	18,787	506,497	159,964	—	1,221,224	191,929	1,413,153

Acquisition and disposal of subsidiaries-net	—	—	—	—	—	—	—	—	(16,239)	(16,239)
Transaction with non-controlling interest shareholders	—	(1,166)	(4,254)	4	—	—	8,900	3,484	(9,331)	(5,847)
Dividends to shareholders	—	—	(135,253)	—	—	—	—	(135,253)	(100,783)	(236,036)
Redemption of preferred securities	—	—	—	—	—	—	—	—	(12,500)	(12,500)
Purchase of treasury stock	—	—	—	—	—	—	(263)	(263)	—	(263)
Sale of treasury stock	—	—	—	—	—	—	27	27	—	27
Loss on sale of treasury stock	—	(4)	—	—	—	—	—	(4)	—	(4)
Others	—	542	—	—	—	—	—	542	—	542

Balance at March 31, 2013	2,337,896	862,305	2,515,956	(138,013)	1,159,215	(50,032)	(227,373)	6,459,954	2,099,735	8,559,689

Comprehensive income:
Net profit	—	—	766,388	—	—	—	—	766,388	125,848	892,236
Other comprehensive income	—	—	—	136,031	238,235	201,390	—	575,656	53,329	628,985

Total comprehensive income	—	—	766,388	136,031	238,235	201,390	—	1,342,044	179,177	1,521,221

Acquisition and disposal of subsidiaries-net	—	—	—	—	—	—	—	—	(2)	(2)
Transaction with non-controlling interest shareholders	—	—	200	—	—	—	—	200	(1,743)	(1,543)
Dividends to shareholders	—	—	(169,973)	—	—	—	—	(169,973)	(95,215)	(265,188)
Redemption of preferred securities	—	—	—	—	—	—	—	—	(451,458)	(451,458)
Purchase of treasury stock	—	—	—	—	—	—	(501)	(501)	—	(501)
Sale of treasury stock	—	—	—	—	—	—	52,759	52,759	—	52,759
Loss on sale of treasury stock	—	(281)	—	—	—	—	—	(281)	—	(281)
Others	—	494	—	—	—	—	—	494	—	494

Balance at March 31, 2014	2,337,896	862,518	3,112,571	(1,982)	1,397,450	151,358	(175,115)	7,684,696	1,730,494	9,415,190

Comprehensive income:
Net profit	—	—	614,070	—	—	—	—	614,070	108,891	722,961
Other comprehensive income	—	—	—	122,298	837,186	252,774	—	1,212,258	75,414	1,287,672

Total comprehensive income	—	—	614,070	122,298	837,186	252,774	—	1,826,328	184,305	2,010,633

Acquisition and disposal of subsidiaries-net	—	—	—	—	—	—	—	—	(31,678)	(31,678)
Transaction with non-controlling interest shareholders	—	—	(1,045)	—	—	—	—	(1,045)	948	(97)
Dividends to shareholders	—	—	(170,908)	—	—	—	—	(170,908)	(78,097)	(249,005)
Redemption of preferred securities	—	—	—	—	—	—	—	—	(124,500)	(124,500)
Purchase of treasury stock	—	—	—	—	—	—	(161)	(161)	—	(161)
Sale of treasury stock	—	—	—	—	—	—	15	15	—	15
Gains on sale of treasury stock	—	2	—	—	—	—	—	2	—	2
Others	—	451	—	—	—	—	—	451	—	451

Balance at March 31, 2015	¥2,337,896	¥862,971	¥3,554,688	¥120,316	¥2,234,636	¥404,132	¥(175,261)	¥9,339,378	¥1,681,472	¥11,020,850

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Cash Flows

	For the fiscal year ended March 31,
	2015	2014	2013
	(In millions)
Operating Activities:
Profit before tax	¥1,132,908	¥1,306,312	¥909,123
Adjustments for:
Gains on financial assets at fair value through profit or loss and investment securities	(247,825)	(270,587)	(19,428)
Foreign exchange gains	(726,632)	(761,173)	(1,098,484)
Provision (credit) for loan losses	79,552	(25,806)	138,375
Depreciation and amortization	240,760	219,090	198,825
Share of post-tax profit of associates and joint ventures	(18,124)	(19,454)	(19,593)
Net changes in assets and liabilities:
Net (increase) decrease of term deposits with original maturities over three months	6,550	112,857	(69,047)
Net decrease of call loans and bills bought	41,149	227,311	39,491
Net (increase) decrease of reverse repurchase agreements and cash collateral on securities borrowed	(2,817,147)	(361,364)	1,004,265
Net increase of loans and advances	(5,340,732)	(4,769,916)	(3,452,294)
Net change of trading assets and liabilities and derivative financial instruments	744,344	(110,124)	744,721
Net increase of deposits	7,334,698	6,867,342	7,677,011
Net increase of call money and bills sold	1,657,077	1,084,038	759,135
Net increase (decrease) of repurchase agreements and cash collateral on securities lent	1,704,138	516,851	(978,541)
Net increase (decrease) of other unsubordinated borrowings and debt securities in issue	4,757,098	2,927,607	(3,412,568)
Income taxes paid—net	(363,548)	(398,612)	(126,129)
Other operating activities—net	(382,082)	439,940	78,816

Net cash and cash equivalents provided by operating activities	7,802,184	6,984,312	2,373,678

Investing Activities:
Purchases of financial assets at fair value through profit or loss and available-for-sale financial assets	(34,878,497)	(18,538,588)	(49,421,717)
Proceeds from sale of financial assets at fair value through profit or loss and available-for sale financial assets	27,710,948	26,780,780	45,573,617
Proceeds from maturities of financial assets at fair value through profit or loss and available-for-sale financial assets	5,429,814	5,870,597	6,114,500
Purchases of held-to-maturity investments	—	(8,185)	(880,207)
Proceeds from maturities of held-to-maturity investments	1,102,109	1,314,846	314,946
Acquisitions of subsidiaries, net of cash and cash equivalents acquired	(58)	37,600	(949)
Investments in associates and joint ventures	(101,181)	(149,182)	(34,085)
Proceeds from sale of investments in associates and joint ventures	5,470	—	4,618
Purchases of property, plant and equipment, and investment properties	(572,984)	(462,966)	(288,533)
Purchases of intangible assets	(144,404)	(127,567)	(105,966)
Proceeds from sale of property, plant and equipment, investment properties and intangible assets	187,463	158,069	97,048
Other investing activities—net	(66,438)	674	34,629

Net cash and cash equivalents provided by (used in) investing activities	(1,327,758)	14,876,078	1,407,901

Financing Activities:
Proceeds from issuance of subordinated borrowings	40,011	—	33,200
Redemption of subordinated borrowings	(5,000)	(32,000)	(93,000)
Proceeds from issuance of subordinated bonds	314,927	2,111	127,095
Redemption of subordinated bonds	(288,274)	(349,884)	(552,997)
Redemption of preferred securities	(124,500)	(451,458)	(12,500)
Dividends paid to shareholders of Sumitomo Mitsui Financial Group, Inc.	(170,918)	(169,984)	(135,203)
Dividends paid to non-controlling interest shareholders	(77,970)	(95,462)	(100,728)
Purchase of treasury stock and proceeds from sale of treasury stock—net	(143)	60,166	(240)
Transactions with non-controlling interest shareholders—net	(479)	(1,566)	(5,486)

Net cash and cash equivalents used in financing activities	(312,346)	(1,038,077)	(739,859)

Effect of exchange rate changes on cash and cash equivalents	748,432	654,346	624,446

Net increase of cash and cash equivalents	6,910,512	21,476,659	3,666,166
Effect of adoption of IFRS 10 on opening balance	—	—	(250)
Cash and cash equivalents at beginning of period	32,198,245	10,721,586	7,055,670

Cash and cash equivalents at end of period	¥39,108,757	¥32,198,245	¥10,721,586

Net cash and cash equivalents provided by operating activities includes:
Interest and dividends received	¥1,913,148	¥1,854,970	¥1,811,647
Interest paid	355,253	319,504	326,672

Significant non-cash investing and financing activities:

The SMFG Group made SMBC Consumer Finance Co., Ltd. a wholly owned subsidiary of the SMFG Group by share exchange transaction during the fiscal year ended March 31, 2013. The details of the transactions are described in Note 24 “Shareholders’ Equity.”

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

The accompanying consolidated financial statements have been authorized for issue by the Management Committee on July 22, 2015.

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

Refer to Note 3 “Critical Accounting Estimates and Judgments” for further information.

New and Amended Accounting Standards Adopted by the SMFG Group

The SMFG Group adopted the following new accounting interpretation during the fiscal year ended March 31, 2015.

IFRIC Interpretation 21 “Levies”

IFRIC Interpretation 21 “Levies,” an interpretation of IAS 37 “Provisions, Contingent Liabilities and Contingent Assets,” provides guidance on when an entity should recognize liabilities to pay levies imposed by governments, government agencies and similar bodies, other than income taxes, in its financial statements. On April 1, 2014, the SMFG Group adopted IFRIC 21 retrospectively and comparative information has been restated accordingly.

The following tables show the effect of the adoption of IFRIC 21 on the SMFG Group’s consolidated financial statements.

	At March 31, 2014	At April 1, 2013
	(In millions)
Effect on consolidated statement of financial position
Assets:
Other assets	¥13,772	¥14,168
Deferred tax assets	1,614	1,694

Total assets	¥15,386	¥15,862

Liabilities:
Other liabilities	¥18,363	¥18,891

Total liabilities	¥18,363	¥18,891

Equity:
Retained earnings	¥(2,145)	¥(2,165)
Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.	(2,145)	(2,165)
Non-controlling interests	(832)	(864)

Total equity	¥(2,977)	¥(3,029)

	For the fiscal year ended March 31,
	2014	2013
	(In millions, except per share data)
Effect on consolidated income statement
General and administrative expenses	¥(18)	¥(55)
Other expenses	(113)	(351)

Operating expenses	(131)	(406)

Profit before tax	131	406
Income tax expense	79	143

Net profit	¥52	¥263

Profit attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥21	¥167
Non-controlling interests	31	96
Earnings per share:
Basic	¥0.02	¥0.13
Diluted	0.01	0.12

	For the fiscal year ended March 31,
	2014	2013
	(In millions)
Effect on consolidated statement of comprehensive income
Net profit	¥52	¥263
Total comprehensive income	¥52	¥263

Total comprehensive income attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥21	¥167
Non-controlling interests	31	96

For the fiscal year ended March 31, 2015, the SMFG Group also adopted a number of other new and amended accounting standards that have become effective; however, they have not resulted in any material impact on the SMFG Group’s consolidated financial statements.

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

The SMFG Group also determines whether it is acting as an agent or a principal in assessing whether it has control of another entity. An agent is a party primarily engaged to act on behalf and for the benefit of another party or parties and therefore does not control the entity. To make such judgments, the SMFG Group considers the overall relationship, especially all of the following factors: the scope of its decision-making authority over the entity, the rights held by other parties, the remuneration to which it is entitled in accordance with the remuneration agreement, and its exposure to variability of returns from other interests that it holds in the entity.

The SMFG Group reassesses whether it controls an entity if facts and circumstances indicate that there are changes to one or more of the elements of control.

Subsidiaries are fully consolidated from the date on which the SMFG Group obtains control. They are deconsolidated from the date on which the SMFG Group loses control.

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

Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or where the SMFG Group has transferred substantially all the risks and rewards of ownership at a consolidated level. The SMFG Group consolidates all subsidiaries in accordance with IFRS 10 “Consolidated Financial Statements” before determining derecognition of financial assets under IAS 39 “Financial Instruments: Recognition and Measurement.”

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

Fair Value Measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining the fair value, the SMFG Group gives the highest priority to a quoted price in an active market for identical assets or liabilities. A market is regarded as active if transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis. If there is no active market for the asset or liability, the SMFG Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure the fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. In cases where the SMFG Group manages a group of financial assets and financial liabilities on the basis of its net credit exposure, the fair value of the group of financial assets and financial liabilities is measured on the basis of the price that would be received to sell a net long position (i.e., an asset) or paid to transfer a net short position (i.e., a liability) for the credit risk exposure provided that certain criteria set forth in IFRS 13 “Fair Value Measurement” are met. Details of fair value measurement are described in Note 43 “Fair Value of Financial Assets and Liabilities.”

Recognition of Deferred Day One Profit and Loss

The best evidence of the fair value of a financial instrument at initial recognition is normally the transaction price (i.e., the fair value of the consideration given or received). However, if the fair value at initial recognition is not evidenced by a quoted price in an active market for an identical asset or liability nor based on a valuation technique that uses only data from observable markets, the difference between the fair value at initial recognition and the transaction price, commonly referred to as “day one profit and loss,” is not recognized as a gain or loss but adjusted to be deferred. The SMFG Group did not have any significant deferred day one profit and loss for the fiscal years ended March 31, 2015 and 2014.

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

For the fiscal years ended March 31, 2015 and 2014, there were no transactions pursuant to repurchase agreements, securities lending transactions or other transactions involving the transfer of financial assets with an obligation to repurchase such transferred assets that were treated as sales and hence derecognized for accounting purposes.

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

Leases

As lessee

A lease agreement in which the lessor does not transfer to the lessee substantially all the risks and rewards of ownership of assets is classified as an operating lease. The leases entered into by the SMFG Group as a lessee are primarily operating leases. Operating lease payments, net of lease incentives received from the lessor, are recognized in the consolidated income statement on a straight-line basis over the lease term.

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

As lessor

When the SMFG Group acts as a lessor in an operating lease, the assets for rent are included in “Property, plant and equipment” in the consolidated statement of financial position and are depreciated over their expected useful lives on a basis consistent with similar assets in property, plant and equipment. Income from operating leases (net of any incentives given to the lessee) is recognized on a straight-line basis over the lease term and included in “Other income” in the consolidated income statement. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased assets and recognized as an expense on a straight-line basis over the lease term.

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

Recent Accounting Pronouncements

The SMFG Group is currently assessing the impact of the following standards, amendments to standards, and interpretations that are not yet effective and have not been early adopted:

Defined Benefit Plan: Employee Contributions (Amendments to IAS 19)

In November 2013, the IASB issued narrow-scope amendments to IAS 19 “Employee Benefits,” which applies to contributions from employees or third parties to defined benefit plans. The amendments permit an entity to recognize the amount of the contributions as a reduction in the service cost in the period in which the related service is rendered if the amounts of such contributions are independent of the number of years of service. The amendments are effective for annual periods beginning on or after July 1, 2014 and are not expected to have a material impact on the SMFG Group’s consolidated financial statements.

Annual Improvements to IFRSs 2010-2012 Cycle/Annual Improvements to IFRSs 2011-2013 Cycle

In December 2013, the IASB issued Annual Improvements to IFRSs 2010-2012 Cycle and Annual Improvements to IFRSs 2011-2013 Cycle, which are collections of amendments to seven and four IFRSs, respectively. The IASB uses the annual improvements process to make necessary, but non-urgent, amendments to IFRSs that will not be included as part of any other project. The amendments are generally effective for annual periods beginning on or after July 1, 2014 and are not expected to have a material impact on the SMFG Group’s consolidated financial statements.

Accounting for Acquisitions of Interests in Joint Operations (Amendments to IFRS 11)

In May 2014, the IASB published amendments to IFRS 11 “Joint Arrangements,” which provides new guidance on how to account for the acquisition of an interest in a joint operation that constitutes a business. The amendments require the acquirer in such acquisitions to apply all of the principles on business combinations accounting in IFRS 3 “Business Combinations” and other IFRSs except for those principles that conflict with the guidance in IFRS 11. The amendments are effective for annual periods beginning on or after January 1, 2016. The SMFG Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.

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

Equity Method in Separate Financial Statements (Amendments to IAS 27)

In August 2014, the IASB published the narrow-scope amendments to IAS 27 “Separate Financial Statements” to allow an entity to use the equity method to account for investments in subsidiaries, joint ventures and associates in its separate financial statements. The amendments are effective for annual periods beginning on or after January 1, 2016 and are not expected to have a material impact on the SMFG Group’s consolidated financial statements.

Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28)

In September 2014, the IASB issued the narrow-scope amendments to IFRS 10 and IAS 28 “Investments in Associates and Joint Ventures” to address an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28, in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The amendments are effective for annual periods beginning on or after January 1, 2016. The SMFG Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.

Annual Improvements to IFRSs 2012-2014 Cycle

In September 2014, the IASB issued Annual Improvements to IFRSs 2012-2014 Cycle, which is a collection of amendments to four IFRSs. The IASB uses the annual improvements process to make necessary, but non-urgent, amendments to IFRSs that will not be included as part of any other project. The amendments are effective for annual periods beginning on or after January 1, 2016. The SMFG Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.

Disclosure Initiative (Amendments to IAS 1)

In December 2014, the IASB issued amendments to IAS 1 “Presentation of Financial Statements” as part of its major initiative to improve presentation and disclosure in financial reports. The amendments are designed to encourage entities to apply professional judgment in determining what information to disclose in their financial statements. The amendments are effective for annual periods beginning on or after January 1, 2016.

Investment Entities: Applying the Consolidated Exception (Amendments to IFRS 10, IFRS 12 and IAS 28)

In December 2014, the IASB issued narrow-scope amendments to IFRS 10, IFRS 12 “Disclosure of Interests in Other Entities” and IAS 28 to introduce minor clarifications to the requirements when accounting for investment entities. The amendments also provide relief in particular circumstances, which will reduce the costs of applying the standards. The amendments are effective for annual periods beginning on or after January 1, 2016. The SMFG Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.

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

IFRS 9 “Financial Instruments”

In July 2014, the IASB published IFRS 9 “Financial Instruments,” which is the comprehensive standard to replace IAS 39. The standard contains the following new requirements for classification and measurement of financial assets and liabilities, impairment of financial assets and hedge accounting:

Classification and measurement. The standard requires all financial assets to be classified into three categories, namely, amortized cost, fair value through other comprehensive income (“FVOCI”) and fair value through profit or loss (“FVPL”), based on the business model within which they are held and their contractual cash flow characteristics. A financial asset is measured at amortized cost if the asset is held within a business model whose objective is to hold the asset in order to collect contractual cash flows, and the asset’s contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest (“SPPI”) on the principal amount outstanding. Financial assets are measured at FVOCI if they are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and SPPI requirements are met. Any financial assets that do not meet the criteria of amortized cost or FVOCI should be classified as FVPL. The standard also requires financial assets that contain embedded derivatives to be classified in their entirety rather than being subject to bifurcation requirements. The standard maintains most of the requirements in IAS 39 regarding the classification and measurement of financial liabilities. However, with the new requirements, if an entity chooses to measure a financial liability at fair value, the amount of change in its fair value that is attributable to changes in the credit risk of that liability will be presented in other comprehensive income, rather than in profit or loss.

Impairment. The standard introduces the expected credit loss model, which is a new model for the recognition of impairment losses, to replace the incurred credit loss model in IAS 39. Under the expected credit loss model, an entity is required to account for expected credit losses from when financial instruments are first recognized and to recognize full lifetime expected losses on more timely basis. An expected credit loss model will result in the recognition of impairment losses earlier than an incurred loss model.

Hedge Accounting. The standard introduces a new hedge accounting model, together with corresponding disclosures about risk management activity for those applying hedge accounting. The hedge accounting requirements in IFRS 9 align hedge accounting more closely with risk management and establish a more principle-based approach to hedge accounting.

The standard is effective for annual periods beginning on or after January 1, 2018. The SMFG Group is currently evaluating the potential impact that the adoption of the standard will have on its consolidated financial statements.

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

Management estimates and judgments may change from time to time as the economic environment changes or new information becomes available. Changes in these estimates and judgments will result in a different allowance for loan losses and may have a direct impact on impairment charges. Impairment charges on loans and advances amounting to ¥79,552 million and ¥138,375 million were recognized for the fiscal years ended March 31, 2015 and 2013, respectively, whereas previously recognized impairment charges on loans and advances amounting to ¥25,806 million were reversed for the fiscal year ended March 31, 2014. For additional information, refer to Note 10 “Loans and Advances” and Note 32 “Impairment Charges on Financial Assets.”

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

Management estimates and judgments may change from time to time based upon future events that may or may not occur and changes in these estimates and judgments could adversely affect the carrying amounts of available-for-sale financial assets. Impairment charges on available-for-sale financial assets totaled ¥10,586 million, ¥11,531 million and ¥131,770 million for the fiscal years ended March 31, 2015, 2014 and 2013, respectively. For additional information, refer to Note 9 “Investment Securities” and Note 32 “Impairment Charges on Financial Assets.”

Impairment of Goodwill

Goodwill is tested for impairment on an annual basis or more frequently if events or changes in circumstances indicate that it may not be recoverable. If any such indication exists, then its recoverable amount is estimated. The process to determine the recoverable amount is inherently uncertain because such recoverable amount is determined based on a number of management estimates and judgments. The SMFG Group determines the recoverable amount using the estimated future cash flows, pre-tax discount rates, growth rates, and other factors. The estimation of future cash flows inherently reflects management judgments, even though such forecasts are prepared taking into account actual performance and external economic data. The pre-tax discount rates and growth rates may be significantly affected by market interest rates or other market conditions, which are beyond management’s control, and therefore significant management judgments are made to determine these assumptions. These management judgments are made based on the facts and circumstances at the time of the impairment test, and may vary depending on the situation and the time. Changes in management judgments may result in different impairment test results and different impairment amounts recognized. There were no impairment losses recognized on goodwill for the fiscal years ended March 31, 2015, 2014 and 2013. For additional information, refer to Note 14 “Intangible Assets.”

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

Management estimates and judgments may change from time to time as the legal environment and market conditions change or new information becomes available. Changes in these estimates and judgments could affect the balance of provision for interest repayment. Provision for interest repayment is recorded in provisions as a liability, and it totaled ¥166,715 million and ¥189,993 million at March 31, 2015 and 2014, respectively. For additional information, refer to Note 20 “Provisions.”

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

The difference between the fair value of the plan assets and the present value of the defined benefit obligation at the end of the reporting period is recognized as assets and liabilities in the consolidated statement of financial position. When this calculation for each plan results in a benefit to the SMFG Group, the recognized asset is limited to the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan. An economic benefit is available to the SMFG Group, if it is realizable during the life of the plan or on settlement of the plan obligation. The net total of assets and liabilities in the consolidated statement of financial position amounted to net assets of ¥332,674 million and ¥122,118 million at March 31, 2015 and 2014, respectively. For additional information, refer to Note 23 “Retirement Benefits.”

Deferred Tax Assets

Deferred tax assets relating to tax losses carried forward and deductible temporary differences are recognized, only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the deductible temporary differences can be utilized. This assessment requires significant management estimates and judgments. Future taxable profit is estimated based on, among other relevant factors, forecasted results of operations, which are based on historical financial performance and the business plans that management believes to be prudent and feasible. While the SMFG Group carefully assesses the realization of tax losses carried forward and deductible temporary differences, the actual taxable profit in the future may be less than the forecast. The deferred tax assets amounted to ¥117,500 million and ¥147,241 million at March 31, 2015 and 2014, respectively, while the net total of deferred tax assets and liabilities amounted to net liabilities of ¥446,305 million and ¥2,010 million in the consolidated statement of financial position at March 31, 2015 and 2014, respectively. For additional information, refer to Note 22 “Deferred Income Tax.”

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

Commercial Banking

SMBC represents the majority of the Commercial Banking segment, and the remainder includes domestic banking subsidiaries, such as Kansai Urban Banking Corporation (“KUBC”), THE MINATO BANK, LTD. (“The Minato Bank”) and SMBC Trust Bank Ltd. (“SMBC Trust Bank”), as well as foreign subsidiaries, such as Sumitomo Mitsui Banking Corporation Europe Limited (“SMBC Europe”), Sumitomo Mitsui Banking Corporation (China) Limited (“SMBC (China)”) and Manufacturers Bank. Since SMBC has a significant impact on the overall performance of the SMFG Group, its performance is reported to management in more detail by each business unit based on customer market.

Until March 31, 2014, SMBC conducted its primary banking business through five business units: the Consumer Banking Unit, the Middle Market Banking Unit, the Corporate Banking Unit, the International Banking Unit and the Treasury Unit. On April 1, 2014, SMBC restructured its domestic business operations and reorganized its domestic business units, in order to further enhance its capability to meet the needs of the SMFG Group’s clients and deliver higher value-added products and services. Under the new structure, the Consumer Banking Unit, the Middle Market Banking Unit and the Corporate Banking Unit were reorganized into two business units: the Wholesale Banking Unit and the Retail Banking Unit. Accordingly, SMBC operates its primary banking business through four business units. Comparative information has been restated to reflect this change. In addition to the four business units, SMBC also has several cross-sectional units and divisions, including the Investment Banking Unit, the Corporate Advisory Division, the Private Advisory Division and the Transaction Business Division. The revenues and expenses of these units and divisions are generally allocated to each business unit.

SMBC’s Wholesale Banking Unit

SMBC’s Wholesale Banking Unit aims to offer business solutions for the increasingly complex and diverse management issues that are faced by large Japanese corporations, including listed companies and mid-sized companies, and, together with certain of our Group companies, provides a wide range of financial products and services targeting those corporations and companies, through its sales channels. The financial products and services that this business unit provides include deposits, loans including syndicated loans, commitment lines, structured finance and nonrecourse loans, settlement services, cash management, leasing, factoring, management information systems consulting, collection and investment banking services.

SMBC’s Retail Banking Unit

SMBC’s Retail Banking Unit provides financial services to both consumers residing in Japan and domestic small-sized companies. For consumers, this business unit offers a wide range of financial services including personal bank accounts, housing loans, investment trusts, pension-type insurance products and life insurance products. For small-sized companies, this business unit provides a wide array of financial products and services to comprehensively address in the same place business owners’ needs as both corporate managers and individuals such as business and asset succession.

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

SMBC’s Others

SMBC’s Others represents the difference between the aggregate of SMBC’s four business units and SMBC as a whole. SMBC’s Others includes the profit and loss amounts related to the Corporate Staff Unit, the Corporate Services Unit, the Compliance Unit, the Risk Management Unit and the Internal Audit Unit, which do not belong to any of the four business units. Those amounts mainly consist of administrative expenses related to the headquarters operations and profit or loss on the activities related to capital management.

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

Consumer Finance

Consumer Finance mainly consists of Sumitomo Mitsui Card, Cedyna and SMBC Consumer Finance. Sumitomo Mitsui Card is a leading company in the domestic credit card industry, having introduced the Visa brand into the Japanese market. Sumitomo Mitsui Card conducts a comprehensive credit card business and offers a variety of settlement and financing services. Cedyna conducts credit card, installment (such as shopping credit and automobile loan), and solution (such as collection and factoring) businesses. SMBC Consumer Finance, which became the SMFG Group’s wholly owned subsidiary in April 2012, provides consumer loans that consist mainly of unsecured loans to individuals, and engages in other business including a loan guarantee business. It changed its company name from Promise Co., Ltd. (“Promise”) in July 2012.

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

Segmental Results of Operation

For the fiscal year ended March 31, 2015:

	Commercial Banking
	SMBC						Others(2)	Total
	Wholesale Banking Unit	Retail Banking Unit	International Banking Unit	Treasury Unit	Others	SMBC Total
	(In billions)
Gross profit	¥555.4	¥386.8	¥345.3	¥354.0	¥(7.2)	¥1,634.3	¥289.4	¥1,923.7
Net interest income	315.8	313.2	227.8	212.4	52.2	1,121.4	171.3	1,292.7
Net non-interest income	239.6	73.6	117.5	141.6	(59.4)	512.9	118.1	631.0
General and administrative expenses and others	(206.8)	(350.1)	(106.6)	(25.9)	(101.8)	(791.2)	(203.0)	(994.2)

Consolidated net business profit(1)(7)	¥348.6	¥36.7	¥238.7	¥328.1	¥(109.0)	¥843.1	¥86.4	¥929.5

	Leasing		Securities			Consumer Finance				Others	Total
	SMFL(3)	Total(4)	SMBC Nikko Securities(5)	SMBC Friend Securities	Total(4)	Sumitomo Mitsui Card	Cedyna(6)	SMBC Consumer Finance(3)	Total(4)
	(In billions)
Gross profit	¥137.0	¥149.3	¥346.3	¥50.4	¥393.9	¥196.4	¥164.2	¥215.5	¥576.9	¥(63.4)	¥2,980.4
Net interest income	19.3	24.4	1.5	1.2	3.8	13.6	25.9	149.0	178.7	5.6	1,505.2
Net non-interest income	117.7	124.9	344.8	49.2	390.1	182.8	138.3	66.5	398.2	(69.0)	1,475.2
General and administrative expenses and others	(56.5)	(60.8)	(248.7)	(40.0)	(301.9)	(146.0)	(121.7)	(96.1)	(381.9)	68.9	(1,669.9)

Consolidated net business profit(1)(7)	¥80.5	¥88.5	¥97.6	¥10.4	¥92.0	¥50.4	¥42.5	¥119.4	¥195.0	¥5.5	¥1,310.5

For the fiscal year ended March 31, 2014:

	Commercial Banking
	SMBC						Others(2)	Total
	Wholesale Banking Unit	Retail Banking Unit	International Banking Unit	Treasury Unit	Others	SMBC Total
	(In billions)
Gross profit	¥558.5	¥405.4	¥296.0	¥325.5	¥(27.3)	¥1,558.1	¥249.1	¥1,807.2
Net interest income	323.4	321.3	174.6	225.2	20.4	1,064.9	171.1	1,236.0
Net non-interest income	235.1	84.1	121.4	100.3	(47.7)	493.2	78.0	571.2
General and administrative expenses and others	(200.7)	(336.4)	(89.1)	(22.9)	(96.6)	(745.7)	(195.6)	(941.3)

Consolidated net business profit(1)(7)	¥357.8	¥69.0	¥206.9	¥302.6	¥(123.9)	¥812.4	¥53.5	¥865.9

	Leasing		Securities			Consumer Finance				Others	Total
	SMFL(3)	Total(4)	SMBC Nikko Securities(5)	SMBC Friend Securities	Total(4)	Sumitomo Mitsui Card	Cedyna(6)	SMBC Consumer Finance(3)	Total(4)
	(In billions)
Gross profit	¥127.9	¥138.4	¥339.3	¥58.2	¥397.8	¥189.9	¥167.6	¥181.8	¥540.1	¥14.7	¥2,898.2
Net interest income	29.1	35.2	0.2	1.4	2.7	13.9	28.3	124.4	156.6	53.7	1,484.2
Net non-interest income	98.8	103.2	339.1	56.8	395.1	176.0	139.3	57.4	383.5	(39.0)	1,414.0
General and administrative expenses and others	(52.9)	(54.4)	(235.3)	(42.5)	(292.0)	(139.6)	(123.6)	(73.0)	(352.8)	80.8	(1,559.7)

Consolidated net business profit(1)(7)	¥75.0	¥84.0	¥104.0	¥15.7	¥105.8	¥50.3	¥44.0	¥108.8	¥187.3	¥95.5	¥1,338.5

For the fiscal year ended March 31, 2013:

	Commercial Banking
	SMBC						Others(2)	Total
	Wholesale Banking Unit	Retail Banking Unit	International Banking Unit	Treasury Unit	Others	SMBC Total
	(In billions)
Gross profit	¥549.3	¥445.8	¥240.5	¥295.3	¥9.2	¥1,540.1	¥258.7	¥1,798.8
Net interest income	320.3	351.8	142.0	125.5	31.6	971.2	156.0	1,127.2
Net non-interest income	229.0	94.0	98.5	169.8	(22.4)	568.9	102.7	671.6
General and administrative expenses and others	(198.3)	(335.5)	(72.7)	(20.9)	(100.3)	(727.7)	(180.6)	(908.3)

Consolidated net business profit(1)(7)	¥351.0	¥110.3	¥167.8	¥274.4	¥(91.1)	¥812.4	¥78.1	¥890.5

	Leasing		Securities			Consumer Finance				Others	Total
	SMFL(3)	Total(4)	SMBC Nikko Securities(5)	SMBC Friend Securities	Total(4)	Sumitomo Mitsui Card	Cedyna(6)	SMBC Consumer Finance(3)	Total(4)
	(In billions)
Gross profit	¥114.8	¥120.4	¥278.7	¥59.4	¥341.5	¥183.1	¥166.2	¥165.8	¥520.0	¥12.2	¥2,792.9
Net interest income	40.8	46.2	(1.6)	0.4	—	15.5	30.8	117.6	157.5	61.7	1,392.6
Net non-interest income	74.0	74.2	280.3	59.0	341.5	167.6	135.4	48.2	362.5	(49.5)	1,400.3
General and administrative expenses and others	(50.0)	(47.7)	(204.0)	(41.4)	(260.7)	(132.6)	(125.1)	(64.3)	(336.5)	62.2	(1,491.0)

Consolidated net business profit(1)(7)	¥64.8	¥72.7	¥74.7	¥18.0	¥80.8	¥50.5	¥41.1	¥101.5	¥183.5	¥74.4	¥1,301.9

(1)	The calculation method of consolidated net business profit was changed on April 1, 2014 in order to improve the group management. Under the new method, consolidated net business profit is calculated based on consolidated income statement under Japanese GAAP. Consolidated net business profit = Gross profit (*) - General and administrative expenses + share of profit or loss of equity-method associates. Comparative information has been restated accordingly.

(*)Gross profit = (Interest income - Interest expenses) + Trust fees + (Fee and commission income - Fee and commission expenses) + (Trading income - Trading losses) + (Other operating income - Other operating expenses).

(2)	Others in Commercial Banking consist of SMFG’s banking subsidiaries except SMBC, such as KUBC, The Minato Bank, SMBC Europe, and SMBC (China).
(3)	The figures represent consolidated figures of respective companies.
(4)	Total under each business segment, except Commercial Banking, includes the aggregation of the results from the operating units that were not separately identified.
(5)	The figures are the sum of SMBC Nikko Securities (nonconsolidated basis) and its overseas securities subsidiaries.
(6)	The figures represent Cedyna’s consolidated figures excluding insignificant subsidiaries.
(7)	The SMFG Group’s total credit cost (reversal) for the fiscal years ended March 31, 2015, 2014 and 2013 were ¥7.8 billion, ¥(49.1) billion and ¥173.1 billion, respectively, of which ¥(68.3) billion, ¥(116.5) billion and ¥63.7 billion were for Commercial Banking, ¥(6.1) billion, ¥(0.9) billion and ¥5.3 billion were for Leasing, ¥(0.2) billion, nil and ¥0.3 billion were for Securities and ¥78.8 billion, ¥66.8 billion and ¥69.3 billion were for Consumer Finance. Total credit costs include gains on recoveries of written-off claims. The SMFG Group’s total credit costs (reversal) are not included in the consolidated net business profit.

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

	For the fiscal year ended March 31,
	2015	2014	2013
	(In billions)
Consolidated net business profit	¥1,310.5	¥1,338.5	¥1,301.9
Differences between management reporting and Japanese GAAP(1):
Total credit costs(2)	(7.8)	49.1	(173.1)
Gains (losses) on equity instruments	66.7	89.2	(21.0)
Others	(60.0)	(54.1)	(43.7)

Profit before tax under Japanese GAAP	1,309.4	1,422.7	1,064.1

Differences between IFRS and Japanese GAAP:
Scope of consolidation	(3.9)	(10.8)	(5.7)
Derivative financial instruments	(84.5)	(70.8)	(53.3)
Investment securities	10.2	6.2	(123.7)
Loans and advances	(116.3)	(36.7)	44.2
Investments in associates and joint ventures	23.6	4.9	22.4
Property, plant and equipment	(1.0)	3.1	0.4
Lease accounting	(2.0)	(3.1)	(7.7)
Defined benefit plans	3.1	19.8	15.4
Foreign currency translation	(23.1)	(45.9)	(56.9)
Others	17.4	16.9	9.9

Profit before tax under IFRS	¥1,132.9	¥1,306.3	¥909.1

(1)	Reconciling items for differences between management reporting and Japanese GAAP have been changed following the change in the calculation method of the consolidated net business profit. Comparative information has been restated accordingly.
(2)	A positive figure indicates net reversal of credit costs.

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

	For the fiscal year ended March 31,
	2015	2014	2013
	(In millions)
Domestic(1):
Japan	¥2,536,539	¥2,525,836	¥2,376,515

Total domestic	2,536,539	2,525,836	2,376,515

Foreign(1)(2) :
Americas	172,050	187,435	131,830
Europe and Middle East	350,105	280,187	194,887
Asia and Oceania	273,739	230,895	191,455

Total foreign	795,894	698,517	518,172

Total operating income(3)	¥3,332,433	¥3,224,353	¥2,894,687

(1)	The geographical segmentation is determined based on the degrees of the following factors: geographic proximity, similarity of economic activities and relationship of business activities among regions.
(2)	Americas includes the United States, Brazil, Canada and others; Europe and Middle East include the United Kingdom, Germany, France and others; Asia and Oceania include China, Singapore, Australia and others except Japan.
(3)	Total operating income comprises net interest income, net fee and commission income, net trading income, net income from financial assets at fair value through profit or loss, net investment income and other income.

5	CASH AND DEPOSITS WITH BANKS

Cash and deposits with banks at March 31, 2015 and 2014 consisted of the following:

	At March 31,
	2015	2014
	(In millions)
Cash	¥1,173,880	¥1,238,416
Deposits with banks	38,938,903	31,970,308

Total cash and deposits with banks	¥40,112,783	¥33,208,724

The reconciliation of cash and cash equivalents used for the purposes of the consolidated statement of cash flows at March 31, 2015, 2014 and 2013 is shown as follows:

	At March 31,
	2015	2014	2013
	(In millions)
Cash and deposits with banks	¥40,112,783	¥33,208,724	¥11,804,786
Less: term deposits with original maturities over three months	(581,743)	(609,503)	(711,081)
Less: cash segregated as deposits and others	(422,283)	(400,976)	(372,119)

Cash and cash equivalents	¥39,108,757	¥32,198,245	¥10,721,586

Private depository institutions in Japan are required to maintain certain minimum reserve funds with the Bank of Japan, based on average deposit balances and certain other factors. There are similar reserve deposit requirements for the SMFG Group’s foreign offices engaged in banking businesses in foreign countries. At March 31, 2015, 2014 and 2013, the reserves at the central banks, including those minimum reserve funds, which were included in cash and cash equivalents, amounted to ¥31,593,178 million, ¥25,737,152 million and ¥5,400,547 million, respectively.

6	TRADING ASSETS

Trading assets at March 31, 2015 and 2014 consisted of the following:

	At March 31,
	2015	2014
	(In millions)
Debt instruments	¥2,618,593	¥3,263,085
Equity instruments	624,592	294,460

Total trading assets	¥3,243,185	¥3,557,545

Trading debt instruments mainly consist of Japanese government bonds. Trading equity instruments mainly consist of publicly traded Japanese stocks and investment funds.

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

The tables below represent the derivative financial instruments by type and purpose of derivatives at March 31, 2015 and 2014.

	At March 31, 2015
	Trading			Risk Management(1)
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities
	(In millions)
Interest rate derivatives	¥687,138,214	¥3,619,256	¥3,692,925	¥58,945,067	¥758,978	¥722,234
Futures	149,155,836	79,448	91,667	10,731,918	—	5,071
Listed Options	36,729,312	7,097	151	—	—	—
Forwards	13,617,468	3	139	—	—	—
Swaps	448,821,964	3,446,290	3,490,754	48,070,491	758,745	717,017
OTC Options	38,813,634	86,418	110,214	142,658	233	146
Currency derivatives	95,450,773	1,840,958	1,739,303	7,661,419	173,920	491,857
Futures	81,429	181	—	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	62,599,181	1,266,650	1,399,095	822,103	12,714	8,327
Swaps	26,890,783	444,330	150,459	6,839,316	161,206	483,530
OTC Options	5,879,380	129,797	189,749	—	—	—
Equity derivatives	2,139,981	44,862	53,864	184,354	1,687	15,010
Futures	1,274,309	7,649	12,272	118,376	1,687	—
Listed Options	323,588	11,546	16,412	—	—	—
Forwards	50,198	908	281	—	—	—
Swaps	32,130	67	1,341	65,978	—	15,010
OTC Options	459,756	24,692	23,558	—	—	—
Commodity derivatives	247,769	19,580	19,465	—	—	—
Futures	29,706	1,829	2,466	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	—	—	—	—	—	—
Swaps	193,438	17,481	16,128	—	—	—
OTC Options	24,625	270	871	—	—	—
Credit derivatives	1,271,457	11,962	5,129	—	—	—

Total derivative financial instruments	¥786,248,194	¥5,536,618	¥5,510,686	¥66,790,840	¥934,585	¥1,229,101

	At March 31, 2014
	Trading			Risk Management(1)
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities
	(In millions)
Interest rate derivatives	¥556,364,929	¥3,321,845	¥3,351,307	¥46,375,105	¥523,564	¥510,239
Futures	60,037,460	20,280	21,092	823,040	38	13
Listed Options	27,637,310	4,257	86	—	—	—
Forwards	9,867,210	4	45	—	—	—
Swaps	429,433,691	3,224,168	3,246,043	45,493,987	522,927	509,779
OTC Options	29,389,258	73,136	84,041	58,078	599	447
Currency derivatives	78,485,136	922,695	869,140	5,371,395	54,923	188,911
Futures	70,453	32	—	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	50,921,507	479,577	535,702	333,924	1,119	—
Swaps	21,998,144	318,491	166,867	5,037,471	53,804	188,911
OTC Options	5,495,032	124,595	166,571	—	—	—
Equity derivatives	1,315,207	31,536	35,521	115,245	4,174	708
Futures	693,031	1,987	3,886	—	—	—
Listed Options	149,355	3,108	4,733	—	—	—
Forwards	14,996	—	262	—	—	—
Swaps	10,304	—	983	115,245	4,174	708
OTC Options	447,521	26,441	25,657	—	—	—
Commodity derivatives	203,071	26,816	17,810	—	—	—
Futures	13,766	122	121	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	—	—	—	—	—	—
Swaps	178,251	26,300	17,146	—	—	—
OTC Options	11,054	394	543	—	—	—
Credit derivatives	1,834,065	5,829	7,355	—	—	—

Total derivative financial instruments	¥638,202,408	¥4,308,721	¥4,281,133	¥51,861,745	¥582,661	¥699,858

(1)	Derivative financial instruments categorized as “Risk Management” are used for economic hedging, such as managing the exposure to changes in fair value of the loan portfolio, and are identified as hedges under Japanese GAAP, but the SMFG Group does not apply hedge accounting under IFRS.

Credit derivatives

The SMFG Group enters into credit derivatives to manage the risk of its commercial banking credit portfolio containing loans by hedging, as well as diversifying the credit exposure in the portfolio, and to undertake credit loss protection transactions based on the needs from customers as financial intermediation. The tables below provide information regarding the notional amounts and the fair value of credit derivatives by purpose at March 31, 2015 and 2014.

	At March 31, 2015
	Protection purchased			Protection sold
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities
	(In millions)
Managing the SMFG Group’s credit risk portfolio	¥414,093	¥60	¥3,387	¥519,772	¥7,732	¥62
Facilitating client transactions	115,759	117	1,508	221,833	4,053	172

Total	¥529,852	¥177	¥4,895	¥741,605	¥11,785	¥234

	At March 31, 2014
	Protection purchased			Protection sold
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities
	(In millions)
Managing the SMFG Group’s credit risk portfolio	¥322,423	¥82	¥2,258	¥426,751	¥1,200	¥2,500
Facilitating client transactions	487,096	738	1,326	597,795	3,809	1,271

Total	¥809,519	¥820	¥3,584	¥1,024,546	¥5,009	¥3,771

The following table summarizes the notional amounts of the SMFG Group’s credit derivative portfolio by type of counterparty at March 31, 2015 and 2014.

	At March 31, 2015		At March 31, 2014
	Protection purchased	Protection sold	Protection purchased	Protection sold
	(In millions)
Banks and broker-dealers	¥499,569	¥741,605	¥616,350	¥1,024,546
Insurance and other financial guaranty firms	30,283	—	193,169	—

Total	¥529,852	¥741,605	¥809,519	¥1,024,546

8	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

Financial assets at fair value through profit or loss at March 31, 2015 and 2014 consisted of the following:

	At March 31,
	2015	2014
	(In millions)
Debt instruments	¥1,654,259	¥1,697,872
Equity instruments	131,425	142,383

Total financial assets at fair value through profit or loss	¥1,785,684	¥1,840,255

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

9	INVESTMENT SECURITIES

Investment securities at March 31, 2015 and 2014 consisted of the following:

	At March 31,
	2015	2014
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥3,282,787	¥4,330,877
Japanese municipal bonds	67,843	102,580
Japanese corporate bonds	46,265	94,797

Total domestic	3,396,895	4,528,254

Total held-to-maturity investments	¥3,396,895	¥4,528,254

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥9,389,959	¥8,261,809
Japanese municipal bonds	52,150	125,804
Japanese corporate bonds	231,591	515,280

Total domestic debt instruments	9,673,700	8,902,893
Equity instruments	5,676,371	4,470,247

Total domestic	15,350,071	13,373,140

Foreign:
U.S. Treasury and other U.S. government agency bonds	2,062,043	1,871,757
Bonds issued by other governments and official institutions	2,205,662	1,216,197
Mortgage-backed securities	257,100	241,649
Other debt instruments	214,943	241,800

Total foreign debt instruments	4,739,748	3,571,403
Equity instruments	752,942	580,201

Total foreign	5,492,690	4,151,604

Total available-for-sale financial assets	¥20,842,761	¥17,524,744

Total investment securities	¥24,239,656	¥22,052,998

10	LOANS AND ADVANCES

The following are the principal components of loans and advances at March 31, 2015 and 2014 by industry classification.

	At March 31,
	2015	2014
	(In millions)
Domestic:
Manufacturing	¥8,061,654	¥8,018,568
Agriculture, forestry, fisheries and mining	171,855	177,012
Construction	1,150,616	1,152,388
Transportation, communications and public enterprises	5,175,949	5,086,361
Wholesale and retail	5,664,385	5,505,570
Finance and insurance	2,869,967	2,537,347
Real estate and goods rental and leasing	8,766,724	8,117,000
Services	4,776,706	4,855,536
Municipalities	1,353,949	1,279,010
Lease financing	2,211,773	2,133,760
Consumer(1)	18,817,259	19,086,241
Others	3,211,240	3,159,438

Total domestic	62,232,077	61,108,231

Foreign:
Public sector	164,495	163,685
Financial institutions	3,880,655	3,450,482
Commerce and industry	20,010,729	16,435,047
Lease financing	308,128	267,394
Others	1,375,624	947,826

Total foreign	25,739,631	21,264,434

Gross loans and advances	87,971,708	82,372,665
Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net	(206,440)	(177,018)
Less: Allowance for loan losses	(793,552)	(950,665)

Net loans and advances	¥86,971,716	¥81,244,982

(1)	The balance in Consumer mainly consists of housing loans. The housing loan balances amounted to ¥14,087,453 million and ¥14,420,225 million at March 31, 2015 and 2014, respectively.

Reconciliation of allowance for loan losses is as follows:

	For the fiscal year ended March 31,
	2015	2014	2013
	(In millions, except percentages)
Allowance for loan losses at beginning of period	¥950,665	¥1,262,478	¥1,381,164
Provision (credit) for loan losses	79,552	(25,806)	138,375
Charge-offs:
Domestic	240,663	283,034	241,137
Foreign	9,233	19,647	23,061

Total	249,896	302,681	264,198

Recoveries:
Domestic	9,517	9,293	10,103
Foreign	380	362	333

Total	9,897	9,655	10,436

Net charge-offs	239,999	293,026	253,762
Others(1)	3,334	7,019	(3,299)

Allowance for loan losses at end of period	¥793,552	¥950,665	¥1,262,478

Allowance for loan losses applicable to foreign activities:
Balance at beginning of period	¥73,030	¥74,868	¥87,344

Balance at end of period	¥100,783	¥73,030	¥74,868

Provision for loan losses	¥32,712	¥10,462	¥1,692

Ratio of net charge-offs to average loans outstanding during the period	0.28%	0.36%	0.34%

(1)	Others mainly include foreign exchange translations for the fiscal years ended March 31, 2015 and 2014, whereas the amount for the fiscal year ended March 31, 2013 mainly includes foreign exchange translations as well as the exclusion of the allowance for loan losses related to ORIX Credit Corporation, as SMBC transferred all of its shares of ORIX Credit Corporation to ORIX Corporation in June 2012.

11	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The following table presents the SMFG Group’s principal associates and joint venture at March 31, 2015. Investments in associates and joint ventures of the SMFG Group are accounted for using the equity method unless they are held for sale.

Company Name	Country of Incorporation	Proportion of Ownership Interest(1)	Proportion of Voting Rights(1)	Main Business
		(%)	(%)
Principal Associates
The Japan Net Bank, Limited	Japan	41.1	41.1	Internet banking
PT Bank Tabungan Pensiunan Nasional Tbk	Indonesia	40.0	40.0	Commercial banking
The Bank of East Asia, Limited	China	17.4	17.4	Commercial banking
Vietnam Export Import Commercial Joint Stock Bank	Vietnam	15.0	15.0	Commercial banking
Sumitomo Mitsui Auto Service Company, Limited	Japan	33.9	33.9	Leasing
NEC Capital Solutions Limited	Japan	25.0	25.0	Leasing
POCKET CARD CO., LTD.	Japan	35.5	35.5	Credit card
JSOL Corporation	Japan	50.0	50.0	System development and data processing
Sakura Information Systems Co., Ltd.	Japan	49.0	49.0	System engineering and data processing
Daiwa SB Investments Ltd.	Japan	43.9	43.9	Investment advisory and investment trust management
Sumitomo Mitsui Asset Management Company, Limited	Japan	40.0	40.0	Investment advisory and investment trust management
China Post & Capital Fund Management Co., Ltd.	China	24.0	24.0	Investment advisory and investment trust management
Principal Joint Venture
Daiwa Securities SMBC Principal Investments Co., Ltd.	Japan	40.0	40.0	Investments, fund management

(1)	Percentages of proportion of ownership interest and proportion of voting rights have been truncated.

The SMFG Group accounts for certain investees, including Vietnam Export Import Commercial Joint Stock Bank and The Bank of East Asia, Limited, as associates regardless of its below 20% holdings of the voting rights to these investees, since the SMFG Group has the ability to exercise significant influence over these investees through participation in the policy making process at the meeting of the board of directors, the provision of essential technical information, or other relevant agreements or relationships.

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

The SMFG Group has interests in a number of associates and joint ventures, none of which are regarded as individually material. The following table summarizes, in aggregate, the financial information of all individually immaterial associates and joint ventures that are accounted for using the equity method:

	At and for the fiscal year ended March 31,
	2015	2014
	(In millions)
Carrying amount of investments in associates and joint ventures	¥619,814	¥383,590
Share of:
Profit from continuing operations	18,124	19,454
Other comprehensive income (loss)	5,754	(5,291)
Total comprehensive income	23,878	14,163

There are no significant restrictions on the ability of associates or joint ventures to transfer funds to the SMFG Group in the form of cash dividends, repayment of loans and advances.

12	PROPERTY, PLANT AND EQUIPMENT

The table below shows the changes in property, plant and equipment for the fiscal years ended March 31, 2015 and 2014.

	Assets for rent	Land	Buildings	Leased assets	Others	Total
	(In millions)
Cost	¥1,003,315	¥484,186	¥628,293	¥16,114	¥383,819	¥2,515,727
Accumulated depreciation and impairment losses	(137,490)	(6,259)	(340,845)	(7,049)	(266,090)	(757,733)

Net carrying amount at April 1, 2013	865,825	477,927	287,448	9,065	117,729	1,757,994

Additions	271,427	685	20,966	1,510	82,078	376,666
Acquisition of subsidiaries	103,187	—	135	—	425	103,747
Disposals	(104,944)	(11,572)	(2,894)	(31)	(1,615)	(121,056)
Depreciation	(53,679)	—	(20,802)	(2,000)	(28,585)	(105,066)
Impairment losses	—	(659)	(2,409)	—	(89)	(3,157)
Exchange differences	74,434	6	575	4	1,186	76,205
Others	2,168	1,419	7,455	(18)	(17,430)	(6,406)

Net carrying amount	1,158,418	467,806	290,474	8,530	153,699	2,078,927

Cost	1,338,742	473,454	644,824	16,205	421,569	2,894,794
Accumulated depreciation and impairment losses	(180,324)	(5,648)	(354,350)	(7,675)	(267,870)	(815,867)

Net carrying amount at March 31, 2014	1,158,418	467,806	290,474	8,530	153,699	2,078,927

Additions	357,920	27,162	34,459	1,809	71,179	492,529
Acquisition of subsidiaries	—	—	—	—	—	—
Disposals	(106,934)	(2,021)	(1,618)	(48)	(1,260)	(111,881)
Depreciation	(64,380)	—	(21,879)	(1,940)	(30,939)	(119,138)
Impairment losses	—	(228)	(4,867)	—	(13)	(5,108)
Exchange differences	173,251	13	909	11	2,032	176,216
Others	(11,566)	—	5,163	6	(8,651)	(15,048)

Net carrying amount	1,506,709	492,732	302,641	8,368	186,047	2,496,497

Cost	1,747,839	497,772	679,567	16,693	466,584	3,408,455
Accumulated depreciation and impairment losses	(241,130)	(5,040)	(376,926)	(8,325)	(280,537)	(911,958)

Net carrying amount at March 31, 2015	¥1,506,709	¥492,732	¥302,641	¥8,368	¥186,047	¥2,496,497

The impairment losses on property, plant and equipment are included in “Other expenses” in the consolidated income statement.

The SMFG Group had ¥2,801,802 million and ¥204,293 million of contractual commitments to acquire property, plant and equipment at March 31, 2015 and 2014, respectively.

The carrying amount of items of property, plant and equipment on which there was a restriction on sale was ¥9,299 million and ¥9,466 million at March 31, 2015 and 2014, respectively.

The carrying amount of items of property, plant and equipment pledged as security for liabilities was ¥9,970 million and ¥10,411 million at March 31, 2015 and 2014, respectively.

13	LEASES

As Lessee

The SMFG Group leases land and buildings, office equipment, and other tangible and intangible assets from third parties under finance leases or operating leases.

Carrying amount of assets held under finance leases

The carrying amount of assets held under finance leases at March 31, 2015 and 2014 consisted of the following:

	At March 31,
	2015	2014
	(In millions)
Tangible assets:
Land and buildings	¥4,082	¥4,476
Other tangible assets(1)	4,286	4,054

Total(2)	8,368	8,530

Intangible assets:
Software	307	81

Total(3)	¥8,675	¥8,611

(1)	Other tangible assets include mainly equipment, machinery and vehicles.
(2)	Cross-reference to Leased assets in Note 12 “Property, Plant and Equipment.”
(3)	The SMFG Group has sublet leased assets classified as finance leases (the carrying amount of those assets is not included in table above). Future minimum sublease payments related to sublet leased assets are included in finance lease commitments.

Finance lease commitments

The total of future minimum lease payments and their present value under finance leases at March 31, 2015 and 2014 were as follows:

	At March 31,
	2015	2014
	(In millions)
Not later than one year	¥21,905	¥20,065
Later than one year and not later than five years	64,747	53,376
Later than five years	19,389	24,843

Total	106,041	98,284
Less: Future interest charges	(4,201)	(4,661)

Present value of finance lease commitments(1)	¥101,840	¥93,623

(1)	Present value of finance lease commitments is included in “Borrowings” in the consolidated statement of financial position. See Note 18 “Borrowings.”

At March 31, 2015 and 2014, the total amounts of future minimum sublease payments to be received under non-cancellable subleases were ¥66,400 million and ¥53,965 million, respectively.

Operating lease commitments

The total amounts of future minimum lease payments under non-cancellable operating leases at March 31, 2015 and 2014 were as follows:

	At March 31,
	2015	2014
	(In millions)
Not later than one year	¥44,637	¥43,499
Later than one year and not later than five years	113,256	117,461
Later than five years	126,404	147,721

Total future minimum lease payments under non-cancellable operating leases	¥284,297	¥308,681

For the fiscal years ended March 31, 2015, 2014 and 2013, ¥46,591 million, ¥45,572 million and ¥41,709 million were recognized as expenses in respect of operating lease and sublease agreements, of which ¥46,328 million, ¥45,508 million and ¥41,660 million related to minimum lease payments, and ¥263 million, ¥64 million and ¥49 million related to sublease payments, respectively. Lease expenses recognized in respect of lease and sublease agreements are included in “General and administrative expenses” in the consolidated income statement.

As Lessor

The SMFG Group leases assets to third parties under finance leases or operating leases, including machinery, equipment, aircraft, vessel and property.

Finance lease receivable

The gross investment in the lease, unearned finance income, present value of the minimum lease payments receivable and unguaranteed residual values under finance leases at March 31, 2015 and 2014 were as follows:

	At March 31, 2015
	Gross investment in the lease	Unearned finance income	Present value of the minimum lease payments receivable(1)	Unguaranteed residual values(1)
	(In millions)
Not later than one year	¥846,429	¥76,587	¥769,842	¥39,597
Later than one year and not later than five years	1,402,363	112,891	1,289,472	88,810
Later than five years	295,901	34,213	261,688	70,492

Total	¥2,544,693	¥223,691	¥2,321,002	¥198,899

	At March 31, 2014
	Gross investment in the lease	Unearned finance income	Present value of the minimum lease payments receivable(1)	Unguaranteed residual values(1)
	(In millions)
Not later than one year	¥766,062	¥72,739	¥693,323	¥30,393
Later than one year and not later than five years	1,359,686	106,924	1,252,762	89,493
Later than five years	299,862	35,143	264,719	70,464

Total	¥2,425,610	¥214,806	¥2,210,804	¥190,350

(1)	Present value of the minimum lease payments receivable and unguaranteed residual values are included in “Loans and advances” in the consolidated statement of financial position.

Accumulated allowance for uncollectible minimum lease payments receivable was ¥18,254 million and ¥17,772 million at March 31, 2015 and 2014, respectively.

Operating lease receivable

The total amounts of the future minimum lease payments receivable under non-cancellable operating leases at March 31, 2015 and 2014 were as follows:

	At March 31,
	2015	2014
	(In millions)
Not later than one year	¥165,897	¥140,569
Later than one year and not later than five years	548,945	424,867
Later than five years	478,063	365,371

Total	¥1,192,905	¥930,807

14	INTANGIBLE ASSETS

Goodwill

The table below shows the changes in goodwill by business segment for the fiscal years ended March 31, 2015 and 2014.

	Commercial Banking	Leasing	Securities	Consumer Finance	Others	Total
	(In millions)
Gross amount of goodwill	¥11,197	¥109,936	¥256,936	¥63,418	¥1,958	¥443,445
Accumulated impairment losses	—	—	(10,067)	—	(1,958)	(12,025)

Net carrying amount at April 1, 2013	11,197	109,936	246,869	63,418	—	431,420

Acquisitions(1)	16,040	4,373	—	—	—	20,413
Exchange differences	—	682	—	—	—	682

Net carrying amount	27,237	114,991	246,869	63,418	—	452,515
Gross amount of goodwill	27,237	114,991	256,936	63,418	1,958	464,540
Accumulated impairment losses	—	—	(10,067)	—	(1,958)	(12,025)

Net carrying amount at March 31, 2014	27,237	114,991	246,869	63,418	—	452,515

Acquisitions	—	—	—	—	—	—
Exchange differences	—	1,534	—	—	—	1,534

Net carrying amount	27,237	116,525	246,869	63,418	—	454,049
Gross amount of goodwill	27,237	116,525	256,936	63,418	1,958	466,074
Accumulated impairment losses	—	—	(10,067)	—	(1,958)	(12,025)

Net carrying amount at March 31, 2015	¥27,237	¥116,525	¥246,869	¥63,418	¥—	¥454,049

(1)	The SMFG Group recognized goodwill of ¥16,040 million in Commercial Banking resulting from the acquisition of SMBC Trust Bank, formerly known as Societe Generale Private Banking Japan Ltd.

Impairment testing of goodwill

Allocating goodwill to cash-generating units

For the purpose of impairment testing, goodwill is allocated to cash-generating units or group of cash-generating units, which represent the lowest level within the entity at which goodwill is monitored for internal purposes.

At March 31, 2015 and 2014, the SMFG Group allocated goodwill to KUBC and SMBC Trust Bank within Commercial Banking amounting to ¥11,197 million and ¥16,040 million, respectively, to SMFL within Leasing amounting to ¥102,710 million, to SMBC Nikko Securities and SMBC Friend Securities within Securities amounting to ¥172,253 million and ¥74,616 million, respectively, and to SMBC Consumer Finance within Consumer Finance amounting to ¥56,692 million.

The aggregate amounts of other goodwill were ¥20,541 million and ¥19,007 million at March 31, 2015 and 2014, respectively, and they were not considered individually significant.

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

Key assumptions used in impairment testing

The key assumptions used for the value in use calculations for the fiscal years ended March 31, 2015 and 2014 were as follows:

	KUBC	SMBC Trust Bank	SMFL	SMBC Nikko Securities	SMBC Friend Securities	SMBC Consumer Finance
For the fiscal year ended March 31, 2015:
Pre-tax discount rate	6.62%	8.48%	7.53%	9.73%	8.36%	11.01%
Growth rate	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%
For the fiscal year ended March 31, 2014:
Pre-tax discount rate	7.54%	8.94%	7.68%	11.16%	9.84%	9.55%
Growth rate	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%

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

Management believes that there were no reasonably possible changes in any of the key assumptions that would lead to the recoverable amounts of the cash-generating units being below these carrying amounts for the fiscal years ended March 31, 2015 and 2014.

Other intangible assets

The table below shows the changes in other intangible assets for the fiscal years ended March 31, 2015 and 2014.

	Internally generated software	Purchased software	Contractual customer relationships	Trademarks	Other intangibles	Total
	(In millions)
Cost	¥519,174	¥186,470	¥155,162	¥41,156	¥22,263	¥924,225
Accumulated amortization and impairment losses	(342,024)	(66,850)	(26,299)	(13,520)	(3,688)	(452,381)

Net carrying amount at April 1, 2013	177,150	119,620	128,863	27,636	18,575	471,844

Additions	78,558	46,503	—	—	2,543	127,604
Acquisition of subsidiaries	82	3,057	8,468	672	6,912	19,191
Disposals	(253)	(4,156)	—	—	(1,172)	(5,581)
Amortization	(56,818)	(38,559)	(10,175)	(4,121)	(1,399)	(111,072)
Impairment losses	(108)	(23)	—	—	(62)	(193)
Exchange differences	44	636	—	—	476	1,156
Others	490	2,028	—	—	(2,236)	282

Net carrying amount	199,145	129,106	127,156	24,187	23,637	503,231

Cost	589,779	206,158	163,630	41,828	28,318	1,029,713
Accumulated amortization and impairment losses	(390,634)	(77,052)	(36,474)	(17,641)	(4,681)	(526,482)

Net carrying amount at March 31, 2014	199,145	129,106	127,156	24,187	23,637	503,231

Additions	92,210	47,242	—	—	8,487	147,939
Acquisition of subsidiaries	—	—	—	—	—	—
Disposals	(277)	(3,941)	—	—	(5,237)	(9,455)
Amortization	(62,027)	(38,072)	(10,826)	(4,183)	(2,770)	(117,878)
Impairment losses	—	—	—	—	(4)	(4)
Exchange differences	968	270	—	—	966	2,204
Others	3,704	(9,112)	—	—	1,317	(4,091)

Net carrying amount	233,723	125,493	116,330	20,004	26,396	521,946

Cost	638,644	212,731	163,630	41,828	33,678	1,090,511
Accumulated amortization and impairment losses	(404,921)	(87,238)	(47,300)	(21,824)	(7,282)	(568,565)

Net carrying amount at March 31, 2015	¥233,723	¥125,493	¥116,330	¥20,004	¥26,396	¥521,946

The impairment losses on other intangible assets are included in “Other expenses” and the amortization expenses of other intangible assets are included in “General and administrative expenses” in the consolidated income statement.

The SMFG Group had ¥2,770 million and ¥1,867 million of contractual commitments to acquire intangible assets at March 31, 2015 and 2014, respectively.

The amounts of research and development expenditure recognized as expenses for the fiscal years ended March 31, 2015, 2014 and 2013 were ¥171 million, ¥160 million and ¥141 million, respectively, and they were included in “General and administrative expenses” in the consolidated income statement.

Other intangibles at March 31, 2015 and 2014 include leasehold rights, amounting to ¥7,434 million and ¥7,449 million, respectively, which are rights to use land for the purpose of owning the buildings. Since the SMFG Group has a long history of renewal, these contracts are not expected to be terminated in the foreseeable future. Leasehold rights are expected to generate cash flows for an indefinite period of time. They are not amortized but are tested for impairment annually, irrespective of whether there is any indication of impairment.

15	OTHER ASSETS

Other assets at March 31, 2015 and 2014 consisted of the following:

	At March 31,
	2015	2014
	(In millions)
Prepaid expenses	¥54,519	¥48,966
Accrued income	370,625	319,957
Receivables from brokers, dealers and customers for securities transactions	1,367,720	1,191,736
Retirement benefit assets	379,188	171,966
Security deposits	120,303	121,194
Investment properties(1)	293,554	288,925
Others	899,214	512,768

Total other assets	¥3,485,123	¥2,655,512

(1)	Investment properties are carried at cost less accumulated depreciation and accumulated impairment losses. The fair values of investment properties were ¥306,720 million and ¥297,042 million at March 31, 2015 and 2014, respectively. The fair values were mainly determined based on market values provided by independent valuation appraisers having the appropriate recognized professional qualifications and recent experience in the locations and categories of properties being valued. Rental income from investment properties was ¥19,076 million, ¥15,195 million and ¥11,198 million for the fiscal years ended March 31, 2015, 2014 and 2013, respectively.

16	DEPOSITS

Deposits at March 31, 2015 and 2014 consisted of the following:

	At March 31,
	2015	2014
	(In millions)
Non-interest-bearing demand deposits	¥16,250,493	¥15,073,311
Interest-bearing demand deposits	42,041,777	39,782,147
Deposits at notice	8,790,017	7,370,775
Time deposits	29,084,465	27,337,325
Negotiable certificates of deposit	13,825,898	13,713,540
Others(1)	5,841,330	5,093,396

Total deposits	¥115,833,980	¥108,370,494

(1)	Others include, among other items, foreign currency deposits in domestic offices and Japanese yen accounts held by foreign depositors in domestic offices.

17	TRADING LIABILITIES

Trading liabilities at March 31, 2015 and 2014 consisted of the following:

	At March 31,
	2015	2014
	(In millions)
Debt instruments “short position”	¥2,175,313	¥1,859,146
Equity instruments “short position”	18,087	6,097

Total trading liabilities	¥2,193,400	¥1,865,243

Trading liabilities include the instruments classified as held for trading. Trading debt instruments mainly consist of Japanese government bonds. Trading equity instruments mainly consist of publicly traded Japanese stocks.

18	BORROWINGS

Short-term borrowings and long-term borrowings (with original maturities of more than one year) at March 31, 2015 and 2014 consisted of the following:

		At March 31,
	Interest rate	2015	2014
		(In millions)
SMFG:
Long-term borrowings:
Subordinated
Fixed rate borrowing, payable in Japanese yen, due 2024-2030	0.56%-1.27%	¥31,000	¥—
SMBC:
Short-term borrowings	0.10%-0.38%	5,652,752	1,888,339
Long-term borrowings:
Unsubordinated
Fixed rate borrowing, payable in Japanese yen, due 2014-2028	0.10%-6.10%	15,893	1,220,310
Fixed rate borrowing, payable in United States dollars, due 2019-2024	2.36%-3.30%	36,045	—
Floating rate borrowing, payable in Japanese yen, due 2014-2035	0.06%-0.22%	158,403	152,494
Floating rate borrowing, payable in United States dollars, due 2014-2032	0.33%-1.54%	683,049	660,761
Other fixed or floating rate borrowing, due 2014-2035	0.01%-3.50%	89,053	94,859
Subordinated
Fixed rate borrowing, payable in Japanese yen, due 2014-2027	1.28%-4.50%	261,000	266,000

Total SMBC		6,896,195	4,282,763

Other subsidiaries:
Short-term borrowings	0.15%-8.80%	1,093,497	1,204,553
Long-term borrowings:
Unsubordinated
Fixed rate borrowing, payable in Japanese yen, due 2014-2035	0.10%-2.67%	477,201	438,325
Fixed rate borrowing, payable in United States dollars, due 2014-2023	0.06%-7.72%	136,380	145,972
Fixed rate borrowing, payable in Thai baht, due 2014-2021	2.72%-4.45%	24,173	19,263
Fixed rate borrowing, payable in Chinese yuan, due 2014-2019	2.40%-6.15%	21,852	16,725
Floating rate borrowing, payable in Japanese yen, due 2014-2040	0.10%-2.57%	712,734	627,690
Floating rate borrowing, payable in United States dollars, due 2014-2027	0.25%-3.15%	519,842	436,995
Floating rate borrowing, payable in euros, due 2015-2018	1.00%	28,252	36,904
Floating rate borrowing, payable in Chinese yuan, due 2014-2019	2.50%-6.77%	26,585	27,823
Other fixed or floating rate borrowing, due 2014-2043	0.47%-11.20%	18,111	7,557
Subordinated
Fixed rate borrowing, payable in Japanese yen, due 2021	1.35%	5,200	5,200
Fixed rate borrowing, payable in United States dollars, due 2018	7.62%-7.72%	9,011	—
Floating rate borrowing, payable in Japanese yen, due 2015-2025	2.04%-2.70%	11,250	11,250

Total other subsidiaries		3,084,088	2,978,257

Liabilities associated with securitization transactions:
Fixed rate borrowing, payable in Japanese yen, due 2016-2049	0.14%-2.70%	1,006,806	1,013,846
Floating rate borrowing, payable in Japanese yen, due 2014-2033	0.30%-1.81%	86,647	94,874
Floating rate borrowing, payable in United States dollars, due 2019-2020	0.99%-1.05%	10,476	—

Total liabilities associated with securitization transactions		1,103,929	1,108,720

Lease obligations	—	101,840	93,623

Total borrowings		¥11,217,052	¥8,463,363

The interest rates shown in the above table are the contractual rates in effect at March 31, 2015 and 2014, and thus do not represent the actual effective interest rates. Maturity information for certain subordinated borrowings is based on the date of callable options.

19	DEBT SECURITIES IN ISSUE

Debt securities in issue at March 31, 2015 and 2014 consisted of the following:

		At March 31,
	Interest rate	2015	2014
		(In millions)
SMFG:
Subordinated bonds:
Subordinated bonds, payable in Japanese yen,
due 2024	0.61%-0.85%	¥134,200	¥—
Subordinated bonds, payable in United States dollars,
due 2024	4.44%	209,789	—

Total SMFG		343,989	—

SMBC:
Commercial paper	0.00%-0.75%	2,575,587	1,831,866
Bonds:
Bonds, payable in Japanese yen,
due 2014-2037	0.01%-3.40%	766,307	941,784
Bonds, payable in United States dollars,
due 2014-2030	0.57%-4.13%	2,558,292	1,614,470
Bonds, payable in euros,
due 2020-2023	1.00%-2.75%	258,533	175,291
Bonds, payable in Australian dollars,
due 2014-2025	2.97%-4.28%	137,981	139,961
Bonds, payable in British pounds sterling,
due 2016	1.07%-1.11%	44,503	42,805
Bonds, payable in Hong Kong dollars,
due 2022	2.55%	13,392	—
Subordinated bonds:
Subordinated bonds, payable in Japanese yen,
due 2014-2035	0.81%-2.97%	949,438	1,224,867
Subordinated bonds, payable in United States dollars,
due 2022-Perpetual	4.85%-5.63%	217,208	186,667
Subordinated bonds, payable in euros,
due 2020-Perpetual	4.00%-4.38%	139,269	151,776

Total SMBC		7,660,510	6,309,487

Other subsidiaries:
Commercial paper	0.09%-0.33%	2,238,315	1,838,046
Bonds:
Bonds, payable in Japanese yen,
due 2014-2045	0.01%-17.00%	650,056	470,430
Bonds, payable in United States dollars,
due 2015-2020	0.01%-3.80%	1,458	—
Bonds, payable in Chinese yuan,
due 2014-2016	3.00%-5.80%	30,903	14,931
Subordinated bonds:
Subordinated bonds, payable in Japanese yen,
due 2016-Perpetual	2.19%-4.50%	126,200	136,200

Total other subsidiaries		3,046,932	2,459,607

Total debt securities in issue		¥11,051,431	¥8,769,094

Interest rates represent the contractual interest rates that were applied at March 31, 2015 and 2014, and thus do not represent the actual effective interest rates.

20	PROVISIONS

The following table presents movements by class of provisions for the fiscal years ended March 31, 2015 and 2014.

	Provision for interest repayment	Other provisions	Total
	(In millions)
Balance at April 1, 2013	¥245,129	¥34,002	¥279,131
Additional provisions	50,201	12,390	62,591
Amounts used	(104,900)	(9,680)	(114,580)
Unused amounts reversed	(543)	(1,486)	(2,029)
Amortization of discount and effect of change in discount rate	106	214	320
Others	—	40	40

Balance at March 31, 2014	189,993	35,480	225,473

Additional provisions	64,837	17,121	81,958
Amounts used	(87,473)	(11,310)	(98,783)
Unused amounts reversed	(752)	(514)	(1,266)
Amortization of discount and effect of change in discount rate	110	246	356
Others	—	(114)	(114)

Balance at March 31, 2015	¥166,715	¥40,909	¥207,624

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

The provision for interest repayment is calculated by estimating the future claims for the refund of gray zone interest, taking into account historical experience such as the number of customer claims for a refund, the amount of repayments and the characteristics of customers, and the length of the period during which claims are expected to be received in the future. Of these historical experiences, the number of customer claims for the refund has a significant effect on the amount of the provision, and the historical number of customer claims to the SMFG Group was 139 thousand, 132 thousand and 139 thousand for the fiscal years ended March 31, 2015, 2014 and 2013, respectively. The timing of the settlement of these claims is uncertain.

The decrease in the provision for interest repayment for the fiscal year ended March 31, 2015 was primarily due to the use of the provision during the year, which was partially offset by additional provisions as a result of the estimation of the future claims for the refund.

Other Provisions

Other provisions include asset retirement obligations and provisions for reimbursement of deposits, loan commitments, product warranties and litigation claims. Most of these provisions occurred in the normal course of business and none of them were individually significant at March 31, 2015 and 2014.

21	OTHER LIABILITIES

Other liabilities at March 31, 2015 and 2014 consisted of the following:

	At March 31,
	2015	2014
	(In millions)
Accrued expenses	¥252,420	¥239,664
Unearned income	161,355	165,825
Financial guarantees and other credit-related contingent liabilities	149,609	107,561
Due to trust account	718,134	699,330
Payables to brokers, dealers and customers for securities transactions	1,605,743	1,672,819
Payables related to credit card services	503,811	543,624
Obligations from factoring transactions	411,146	265,848
Retirement benefit liabilities	46,514	49,848
Guarantee deposits received	240,765	214,223
Others	1,459,468	1,185,111

Total other liabilities	¥5,548,965	¥5,143,853

22	DEFERRED INCOME TAX

The changes of net deferred tax assets and liabilities for the fiscal years ended March 31, 2015 and 2014 were as follows:

	For the fiscal year ended March 31,
	2015	2014
	(In millions)
At beginning of period	¥(2,010)	¥375,460
Deferred tax expense	(87,109)	(125,807)
Deferred tax relating to other comprehensive income:
Remeasurements of defined benefit plans reserve	(58,081)	(76,596)
Available-for-sale financial assets reserve	(298,884)	(134,272)
Exchange differences on translating foreign operations reserve	(2,245)	(17,171)
Acquisition and disposal of subsidiaries	(216)	(6,492)
Exchange differences and others	2,240	(17,132)

At end of period	¥(446,305)	¥(2,010)

The deferred tax assets and liabilities at March 31, 2015 and 2014 were attributable to the following items:

	At March 31,
	2015	2014
	(In millions)
Deferred tax assets:
Loans and advances	¥270,981	¥318,557
Derivative financial instruments	38,252	58,211
Tax losses carried forward	28,755	44,742
Retirement benefits	14,228	42,992
Investment securities	849	2,205
Other deductible temporary differences	199,394	158,827

Total deferred tax assets	552,459	625,534

Deferred tax liabilities:
Investment securities	747,533	409,690
Goodwill and intangible assets	90,012	95,035
Property, plant and equipment	52,919	49,903
Retirement benefits	38,012	—
Lease transactions	23,000	21,790
Other taxable temporary differences	47,288	51,126

Total deferred tax liabilities	998,764	627,544

Net deferred tax liabilities(1)	¥(446,305)	¥(2,010)

(1)	Deferred tax assets and deferred tax liabilities are offset in the consolidated statement of financial position if the entity has a legally enforceable right to set off current tax assets against current tax liabilities, and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on the same taxable entity.

On March 31, 2014, the Government of Japan promulgated to repeal the Act on Special Measures Concerning Securing Necessary Financial Resources for Funding the Restoration from the Great East Japan Earthquake, which initially imposed a 10% of corporation surtax, one year earlier than its initial plan. In addition, on March 31, 2014, the Government of Japan promulgated (i) an amendment to the Local Tax Act and (ii) the Local Corporate Tax Law. Those laws (i) reduce local inhabitant tax by 4.4%, but adversely (ii) impose newly enacted 4.4% local corporation tax. As a result, the effective statutory tax rate (including local taxes) of SMFG was reduced to 35.6% for the fiscal year beginning April 1, 2014.

On March 31, 2015, the Government of Japan promulgated (i) an amendment to the Corporation Tax Act and (ii) the Local Tax Act. Those laws (i) reduce the Japanese national corporation tax rate by 1.6 percentage points from the fiscal year beginning April 1, 2015 and (ii) reduce the enterprise tax rate by 1.2 percentage points from the fiscal year beginning April 1, 2015 and additionally reduce it by 1.2 percentage points from the fiscal year beginning April 1, 2016. As a result, the effective statutory tax rate of SMFG is 33.1% during the fiscal year beginning April 1, 2015 and will be 32.3% for the fiscal years beginning April 1, 2016. The SMFG Group measured deferred tax assets and liabilities at the rates that were expected to apply to the period when the assets are realized or the liabilities are settled, based on the tax rate that had been enacted or substantively enacted at March 31, 2015. Accordingly, the tax rate changes in Japan increased deferred tax expense by ¥75 billion for the fiscal year ended March 31, 2015.

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

The following table shows the amounts of deductible temporary differences and tax losses carried forward by expiration date at March 31, 2015 and 2014 for which no deferred tax assets were recognized.

	At March 31,
	2015	2014
	(In millions)
Deductible temporary differences	¥576,614	¥617,492
Tax losses carried forward which will expire in 1 year	—	71,711
2 years	5,588	—
3 years	115,155	2,257
4 years	200,938	115,603
5 years	154,326	217,470
6 years	251,319	161,468
7 years	70,870	251,883
8 years	60,710	70,201
9 years and thereafter	40,823	52,100

Total deductible temporary differences and tax losses carried forward	¥1,476,343	¥1,560,185

In addition to the above table, the SMFG Group does not recognize deferred tax assets for deductible temporary differences related to investments in subsidiaries, associates and joint ventures where SMFG has no intention to reverse these differences in the foreseeable future. The amount of those deductible temporary differences was approximately ¥894 billion and ¥1,732 billion at March 31, 2015 and 2014, respectively. At March 31, 2014, most of the deductible temporary differences were associated with investments in SMBC, which resulted from a statutory share transfer made at the establishment of SMFG in December 2002. Since the carrying amount of the investments in SMBC exceeded the tax base, resulting from an increase in SMBC’s net assets, there were no deductible temporary differences associated with the investments in SMBC at March 31, 2015.

At March 31, 2015 and 2014, the amount of taxable temporary differences associated with investments in subsidiaries, associates and joint ventures for which deferred tax liabilities had not been recognized was approximately ¥1,583 billion and ¥906 billion, respectively. SMFG can control the timing of reversal of the temporary differences and it is probable that they will not be reversed in the foreseeable future.

Deferred tax expense for the fiscal years ended March 31, 2015 and 2014 was attributable to the following temporary differences and tax losses carried forward:

	For the fiscal year ended March 31,
	2015	2014
	(In millions)
Loans and advances	¥(50,374)	¥(122,094)
Investment securities	(41,035)	(52,621)
Derivative financial instruments	(21,193)	5,649
Tax losses carried forward	(16,282)	17,522
Retirement benefits	(8,653)	(10,950)
Goodwill and intangible assets	5,023	(13,228)
Property, plant and equipment	(3,638)	(19,514)
Lease transactions	1,537	3,326
Deposits	—	14,243
Other temporary differences—net	47,506	51,860

Total deferred tax expense	¥(87,109)	¥(125,807)

23	RETIREMENT BENEFITS

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

The amounts of the retirement benefit liabilities and the retirement benefit assets recognized in the consolidated statement of financial position at March 31, 2015 and 2014 were determined as follows:

	At March 31,
	2015	2014
	(In millions)
Present value of unfunded obligations	¥(42,004)	¥(40,886)
Present value of funded obligations	(1,043,532)	(997,729)
Fair value of plan assets	1,418,210	1,160,733

Net retirement benefit assets (liabilities)	¥332,674	¥122,118

Of which retirement benefit liabilities included in “Other liabilities”	¥(46,514)	¥(49,848)
Of which retirement benefit assets included in “Other assets”	¥379,188	¥171,966

The movements in the defined benefit obligations for the fiscal years ended March 31, 2015 and 2014 were as follows:

	For the fiscal year ended March 31,
	2015	2014
	(In millions)
At beginning of period	¥1,038,615	¥1,155,477
Current service cost	31,921	32,150
Interest cost	14,067	15,348
Actuarial losses (gains)—demographic assumptions	8,893	(335)
Actuarial losses (gains)—financial assumptions	33,154	(115,380)
Actuarial losses—experience	9,083	8,187
Benefits paid	(40,949)	(40,851)
Lump-sum payments	(10,250)	(15,118)
Past service cost	60	(345)
Acquisition and disposal of subsidiaries	(157)	524
Settlements	—	(3,332)
Others	1,099	2,290

At end of period	¥1,085,536	¥1,038,615

The movements in the fair value of plan assets for the fiscal years ended March 31, 2015 and 2014 were as follows:

	For the fiscal year ended March 31,
	2015	2014
	(In millions)
At beginning of period	¥1,160,733	¥1,033,030
Interest income	15,816	14,022
Return on plan assets excluding interest income	232,768	106,714
Contributions by employer	48,963	47,983
Benefits paid	(40,949)	(40,851)
Acquisition and disposal of subsidiaries	—	493
Settlements	—	(3,063)
Others	879	2,405

At end of period	¥1,418,210	¥1,160,733

The amounts recognized in “General and administrative expenses” in the consolidated income statement for the fiscal years ended March 31, 2015, 2014 and 2013 were as follows:

	For the fiscal year ended March 31,
	2015	2014	2013
	(In millions)
Current service cost	¥31,921	¥32,150	¥28,655
Net interest cost	(1,749)	1,326	3,101
Past service cost	60	(345)	—

Total	¥30,232	¥33,131	¥31,756

The plan assets at March 31, 2015 and 2014 were composed as follows:

	At March 31,
	2015			2014
	Quoted in active markets	Other	Total	Quoted in active markets	Other	Total
	(In millions)
Plan assets retained in the pension funds:
Equity instruments	¥277,152	¥147,366	¥424,518	¥201,480	¥158,316	¥359,796
Debt instruments	148,895	154,955	303,850	143,815	121,557	265,372
General account of life insurance companies	—	58,357	58,357	—	55,185	55,185
Other short-term assets	3,635	89,177	92,812	3,680	79,369	83,049
Plan assets retained in the retirement benefit trusts:
Japanese equity instruments	466,875	577	467,452	330,993	572	331,565
Other short-term assets	374	70,847	71,221	296	65,470	65,766

Total	¥896,931	¥521,279	¥1,418,210	¥680,264	¥480,469	¥1,160,733

The assets in the pension funds included common stocks issued by the SMFG Group at March 31, 2015 and 2014. The amounts of these stocks were not significant.

The assets in retirement benefit trusts were primarily composed of Japanese equity instruments. Most of the plan assets held by the SMFG Group are invested in Japanese equity and debt instruments. Accordingly, the SMFG Group may be exposed to market risk arising from the domestic markets.

The SMFG Group retained the voting rights of some of these equity instruments with fair values of ¥422,619 million and ¥301,738 million (29.8% and 26.0% of the total fair values of plan assets) at March 31, 2015 and 2014, respectively. The assets in retirement benefit trusts included common stocks issued by SMFG’s subsidiary (The Minato Bank) with a fair value of ¥46,009 million and ¥29,790 million (3.2% and 2.6% of the total fair values of plan assets) at March 31, 2015 and 2014, respectively. The SMFG Group retained the voting rights of these stocks (40.4% of the voting rights of The Minato Bank, for all periods presented). Refer to Note 47 “Principal Subsidiaries” for further information.

The principal actuarial assumptions used at March 31, 2015, 2014 and 2013 were as follows:

	At March 31,
	2015	2014	2013
Discount rates	1.1%	1.4%	1.3%
Expected rates of salary (benefit) increases	6.0%	6.4%	6.1%

All assumptions are weighted on the basis of the defined benefit obligations.

The assumptions for future mortality are based on the official mortality table generally used for actuarial assumptions in Japan. Under the mortality table used at March 31, 2015, 2014 and 2013, the average remaining life expectancy of an individual retiring at age 60 was 23 years, 23 years, and 23 years for males, respectively, and 28 years, 28 years and 28 years for females, respectively.

The sensitivity analyses of the effect of changes in key assumptions on the defined benefit obligations at March 31, 2015 and 2014 were as follows:

	At March 31,
	2015	2014
	Increase/(decrease)	Increase/(decrease)
	(In millions)
Discount rates:
Increase by 50 bps	¥(57,955)	¥(53,526)
Decrease by 50 bps	65,095	59,886
Expected rates of salary (benefit) increases:
Increase by 50 bps	¥82	¥76
Decrease by 50 bps	(80)	(74)

Each increase and decrease in the table above assumes that only one assumption is changed, with all other assumptions remaining unchanged. In practice, however, changes in multiple assumptions may occur in a mutually interrelated manner.

The weighted average durations of defined benefit plans for the fiscal years ended March 31, 2015, 2014 and 2013 were as follows:

	At March 31,
	2015	2014	2013
	(Years)
Lump-sum severance indemnity plans	12.0	12.1	15.1
Defined benefit pension plans	17.2	16.6	15.7

Funding Policy for Plan Assets

The pension funds review the funding status of plan assets every year. If any funding deficit is identified, a measure to cover such deficit will be implemented, for example, by increasing the amount of contributions by the employer.

Expected contribution

Expected contributions to the defined benefit plans for the fiscal year ending March 31, 2016 are ¥45,356 million.

Defined Contribution Plans

Some of SMFG’s subsidiaries provide defined contribution plans. The amounts recognized as expenses for the defined contribution plans were ¥6,463 million, ¥5,936 million and ¥5,071 million for the fiscal years ended March 31, 2015, 2014 and 2013, respectively, which were included in “General and administrative expenses” in the consolidated income statement.

Employees’ Pension Insurance Plan

In Japan, the Government of Japan operates the Employees’ Pension Insurance Plan which covers most of the private entities’ employees. The amounts of contributions charged to expense for the Employees’ Pension Insurance Plan were ¥37,574 million, ¥33,849 million and ¥30,922 million for the fiscal years ended March 31, 2015, 2014 and 2013, respectively, which were included in “General and administrative expenses” in the consolidated income statement.

24	SHAREHOLDERS’ EQUITY

Common Stock

The changes in the number of issued shares of common stock and common stock held by SMFG or its subsidiaries during the fiscal years ended March 31, 2015, 2014 and 2013 were as follows:

	For the fiscal year ended March 31,
	2015		2014			2013
	Outstanding	In treasury	Outstanding	In treasury		Outstanding	In treasury
At beginning of period	1,414,055,625	46,781,669	1,414,055,625	60,179,376		1,414,055,625	62,939,559
Net change	—	32,532	—	(13,397,707	)(1)	—	(2,760,183	)(2)

At end of period	1,414,055,625	46,814,201	1,414,055,625	46,781,669		1,414,055,625	60,179,376

(1)	Includes a decrease of 13,498,040 shares through the sale of SMFG shares held by SMBC and other subsidiary.
(2)	Includes a decrease of 2,840,076 shares delivered to shareholders of SMBC Consumer Finance, formerly known as Promise in April 2012.

The total number of authorized shares of common stock was 3,000 million at March 31, 2015 and 2014 with no stated value. All issued shares are fully paid. The details of the stock options outstanding to subscribe for shares of SMFG common stock are described in Note 39 “Share-Based Payment.”

Preferred Stock

The following table shows the number of shares of preferred stock at March 31, 2015 and 2014.

	At March 31, 2015		At March 31, 2014
	Authorized	Issued	Authorized	Issued
Type 5 preferred stock	167,000	—	167,000	—
Type 7 preferred stock	167,000	—	167,000	—
Type 8 preferred stock	115,000	—	115,000	—
Type 9 preferred stock	115,000	—	115,000	—

All the preferred stocks have no stated value. There was no movement in preferred stock during the fiscal years ended March 31, 2015, 2014 and 2013.

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

In April 2012, the SMFG Group entered into the share exchange transaction with shareholders of SMBC Consumer Finance, formerly known as Promise, to make it a wholly owned subsidiary of SMFG. Through this share exchange transaction, the SMFG Group exchanged its treasury stocks for common stocks of SMBC Consumer Finance amounting ¥8 billion.

Restriction on the Payment of Dividends

The amount of the capital surplus and retained earnings of SMFG that can be paid out as dividends is subject to restrictions under the Companies Act. These amounts are calculated based on SMFG’s nonconsolidated statement of financial position prepared in accordance with Japanese GAAP. Therefore, the adjustments made to prepare the IFRS consolidated financial statements have no impact on the calculation. The total amount that SMFG can pay out as a dividend was ¥1,064 billion at March 31, 2015.

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

The movements of remeasurements of the defined benefit plans reserve for the fiscal years ended March 31, 2015, 2014 and 2013 were as follows:

	For the fiscal year ended March 31,
	2015	2014	2013
	(In millions)
At beginning of period	¥(1,982)	¥(138,013)	¥(156,804)
Gains (losses) arising during the period, before tax	181,638	214,242	31,086
Income tax (expense) benefit for changes arising during the period	(58,081)	(76,596)	(12,613)
Amount attributable to non-controlling interests	(1,451)	(1,034)	318
Share of other comprehensive income (loss) of associates and joint ventures	192	(581)	—

At end of period	¥120,316	¥(1,982)	¥(138,013)

Available-for-sale financial assets reserve

The available-for-sale financial assets reserve includes the accumulated gains and losses of available-for-sale financial assets excluding the amount reclassified to profit or loss when the assets are derecognized or impaired.

The movements of the available-for-sale financial assets reserve for the fiscal years ended March 31, 2015, 2014 and 2013 were as follows:

	For the fiscal year ended March 31,
	2015	2014	2013
	(In millions)
At beginning of period	¥1,397,450	¥1,159,215	¥652,718
Gains (losses) arising during the period, before tax	1,392,139	589,766	816,721
Income tax (expense) benefit for changes arising during the period	(381,512)	(214,636)	(290,344)
Reclassification adjustments for (gains) losses included in net profit, before tax	(232,281)	(212,001)	(3,633)
Income tax benefit for reclassification adjustments	82,628	80,364	1,491
Amount attributable to non-controlling interests	(25,297)	(5,507)	(17,564)
Share of other comprehensive income (loss) of associates and joint ventures	1,509	249	(174)

At end of period	¥2,234,636	¥1,397,450	¥1,159,215

Exchange differences on translating foreign operations reserve

Exchange differences on translating the foreign operations reserve includes foreign exchange differences arising from the translation of the net assets of foreign operations from their functional currencies to the SMFG Group’s presentation currency, Japanese yen.

The movements of exchange differences on translating the foreign operations reserve for the fiscal years ended March 31, 2015, 2014 and 2013 were as follows:

	For the fiscal year ended March 31,
	2015	2014	2013
	(In millions)
At beginning of period	¥151,358	¥(50,032)	¥(209,996)
Gains (losses) arising during the period, before tax	301,796	271,619	230,764
Income tax (expense) benefit for changes arising during the period	(3,015)	(17,967)	(20,338)
Reclassification adjustments for (gains) losses included in net profit, before tax	(2,164)	(1,311)	4,579
Income tax (expense) benefit for reclassification adjustments	770	796	(1,737)
Amount attributable to non-controlling interests	(48,666)	(46,788)	(56,832)
Share of other comprehensive income (loss) of associates and joint ventures	4,053	(4,959)	3,528

At end of period	¥404,132	¥151,358	¥(50,032)

25	NON-CONTROLLING INTERESTS

Non-controlling interests at March 31, 2015 and 2014 consisted of the following:

	At March 31,
	2015	2014
	(In millions)
Preferred securities issued by subsidiaries	¥1,124,297	¥1,212,074
Others	557,175	518,420

Total non-controlling interests	¥1,681,472	¥1,730,494

Preferred securities issued by subsidiaries

Preferred securities issued by subsidiaries consisted of the following:

	Redemption at the option of Issuer(1)	At March 31,
		2015	2014
		(In millions)
SMFG Preferred Capital USD 1 Limited (non-cumulative step-up perpetual preferred securities)	January 2017	¥77,994	¥66,784
SMFG Preferred Capital GBP 1 Limited (non-cumulative step-up perpetual preferred securities)	January 2017	13,097	12,598
SMFG Preferred Capital JPY 1 Limited (non-cumulative perpetual preferred securities)	January 2018	135,000	135,000
SMFG Preferred Capital USD 3 Limited (non-cumulative step-up perpetual preferred securities)	July 2018	162,203	138,887
SMFG Preferred Capital GBP 2 Limited (non-cumulative step-up perpetual preferred securities)	January 2029	44,503	42,805
SMFG Preferred Capital JPY 2 Limited
Series A (non-cumulative step-up perpetual preferred securities)	January 2019	113,000	113,000
Series B (non-cumulative perpetual preferred securities)	July 2019	140,000	140,000
Series C (non-cumulative perpetual preferred securities)	January 2016	140,000	140,000
Series E (non-cumulative perpetual preferred securities)	July 2019	33,000	33,000
Series F (non-cumulative perpetual preferred securities)	January 2016	2,000	2,000
SMFG Preferred Capital JPY 3 Limited
Series A (non-cumulative step-up perpetual preferred securities)	January 2020	99,000	99,000
Series B (non-cumulative perpetual preferred securities)	January 2020	164,500	164,500
Series C (non-cumulative perpetual preferred securities)	January 2015	—	79,500
Series D (non-cumulative perpetual preferred securities)	January 2015	—	45,000

Preferred securities issued by subsidiaries		¥1,124,297	¥1,212,074

(1)	Subject to the prior approval of the Financial Services Agency (“FSA”), preferred securities are redeemable at any dividend payment date on and after a specific month and the month shown in this column is such a specific month of each preferred security.

Others

Others represent the equity in the SMFG Group’s subsidiaries not attributable, directly or indirectly, to the SMFG Group. They were not considered individually material to the SMFG Group at March 31, 2015 and 2014.

26	NET INTEREST INCOME

Net interest income for the fiscal years ended March 31, 2015, 2014 and 2013 consisted of the following:

	For the fiscal year ended March 31,
	2015	2014	2013
	(In millions)
Interest income from:
Deposits with banks	¥41,896	¥37,328	¥29,470
Call loans and bills bought	18,606	18,142	12,866
Reverse repurchase agreements and cash collateral on securities borrowed	17,021	14,970	13,000
Investment securities	82,494	85,798	127,172
Loans and advances	1,622,604	1,557,806	1,543,215

Total interest income	1,782,621	1,714,044	1,725,723

Interest expense from:
Deposits	165,567	140,390	123,378
Call money and bills sold	4,014	3,483	4,137
Repurchase agreements and cash collateral on securities lent	9,920	7,547	12,009
Borrowings	71,037	68,266	85,219
Debt securities in issue	119,789	100,117	96,112
Others	780	708	715

Total interest expense	371,107	320,511	321,570

Net interest income	¥1,411,514	¥1,393,533	¥1,404,153

Interest income recorded on impaired financial assets was ¥23,478 million, ¥32,638 million and ¥38,465 million for the fiscal years ended March 31, 2015, 2014 and 2013, respectively.

27	NET FEE AND COMMISSION INCOME

Net fee and commission income for the fiscal years ended March 31, 2015, 2014 and 2013 consisted of the following:

	For the fiscal year ended March 31,
	2015	2014	2013
	(In millions)
Fee and commission income from:
Loans	¥103,486	¥109,788	¥111,153
Credit card business	245,133	234,060	225,071
Guarantees	51,794	45,229	54,067
Securities-related business	130,164	137,184	80,076
Deposits	14,976	18,234	17,622
Remittances and transfers	129,465	130,864	128,647
Safe deposits	5,748	5,832	5,989
Trust fees	2,833	2,421	1,488
Investment trusts	147,021	159,424	162,950
Agency	16,854	17,966	18,146
Others	155,292	142,167	143,476

Total fee and commission income	1,002,766	1,003,169	948,685

Fee and commission expense from:
Remittances and transfers	36,669	36,413	42,192
Guarantees	3,012	1,607	1,843
Others	89,572	89,939	83,019

Total fee and commission expense	129,253	127,959	127,054

Net fee and commission income	¥873,513	¥875,210	¥821,631

28	NET TRADING INCOME

Net trading income for the fiscal years ended March 31, 2015, 2014 and 2013 consisted of the following:

	For the fiscal year ended March 31,
	2015	2014	2013
	(In millions)
Interest rate	¥248,372	¥184,859	¥269,030
Foreign exchange	(136,708)	(81,154)	(141,025)
Equity	499	10,496	(32,987)
Credit	16,970	20,983	9,955
Others	(1,374)	34	329

Total net trading income	¥127,759	¥135,218	¥105,302

Net trading income includes income and losses from trading assets and liabilities, and derivative financial instruments.

29	NET INCOME FROM FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

Net income from financial assets at fair value through profit or loss for the fiscal years ended March 31, 2015, 2014 and 2013 consisted of the following:

	For the fiscal year ended March 31,
	2015	2014	2013
	(In millions)
Net income from debt instruments	¥13,123	¥53,142	¥10,265
Net income from equity instruments	9,555	5,444	5,529

Total net income from financial assets at fair value through profit or loss	¥22,678	¥58,586	¥15,794

30	NET INVESTMENT INCOME

Net investment income for the fiscal years ended March 31, 2015, 2014 and 2013 consisted of the following:

	For the fiscal year ended March 31,
	2015	2014	2013
	(In millions)
Net gain (loss) from disposal of debt instruments	¥45,193	¥(1,753)	¥99,855
Net gain from disposal of equity instruments	190,570	225,185	41,140
Dividend income	135,301	108,833	82,409

Total net investment income	¥371,064	¥332,265	¥223,404

31	OTHER INCOME

Other income for the fiscal years ended March 31, 2015, 2014 and 2013 consisted of the following:

	For the fiscal year ended March 31,
	2015	2014	2013
	(In millions)
Income from operating leases	¥179,632	¥148,211	¥110,906
Income related to disposal of assets leased	183,590	149,448	84,631
Income related to IT solution services	35,506	41,043	30,709
Gains on disposal of property, plant and equipment, and other intangible assets	538	2,634	240
Reversal of impairment losses of investments in associates and joint ventures	—	—	14,970
Gains on step acquisition of subsidiaries	—	1,565	141
Gains on step acquisition of associates and joint ventures	37,997	—	—
Others	88,642	86,640	82,806

Total other income	¥525,905	¥429,541	¥324,403

32	IMPAIRMENT CHARGES ON FINANCIAL ASSETS

Impairment charges on financial assets for the fiscal years ended March 31, 2015, 2014 and 2013 consisted of the following:

	For the fiscal year ended March 31,
	2015	2014	2013
	(In millions)
Loans and advances(1)	¥79,552	¥(25,806)	¥138,375
Available-for-sale financial assets	10,586	11,531	131,770

Total impairment charges (reversals) on financial assets	¥90,138	¥(14,275)	¥270,145

(1)	Cross-reference to provision (credit) for loan losses in the table of reconciliation of allowance for loan losses in Note 10 “Loans and Advances.”

33	GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses for the fiscal years ended March 31, 2015, 2014 and 2013 consisted of the following:

	For the fiscal year ended March 31,
	2015	2014	2013
	(In millions)
Personnel expenses	¥749,480	¥706,376	¥666,073
Depreciation and amortization	146,233	137,742	130,382
Rent and lease expenses	116,745	113,314	111,327
Building and maintenance expenses	10,068	8,886	7,926
Supplies expenses	14,865	15,482	14,267
Communication expenses	35,126	35,017	33,099
Publicity and advertising expenses	68,481	56,791	48,979
Taxes and dues	67,913	57,782	57,617
Outsourcing expenses	91,189	88,072	87,583
Premiums for deposit insurance	56,789	54,532	53,687
Office equipment expenses	47,318	40,388	35,749
Others	217,690	208,608	200,427

Total general and administrative expenses	¥1,621,897	¥1,522,990	¥1,447,116

34	OTHER EXPENSES

Other expenses for the fiscal years ended March 31, 2015, 2014 and 2013 consisted of the following:

	For the fiscal year ended March 31,
	2015	2014	2013
	(In millions)
Cost of operating leases	¥87,206	¥72,268	¥58,252
Cost related to disposal of assets leased	171,707	146,196	81,083
Cost related to IT solution services and IT systems	84,300	75,173	69,636
Provision for interest repayment	64,195	49,764	416
Losses on disposal of property, plant and equipment, and other intangible assets	6,703	6,763	5,432
Impairment losses of property, plant and equipment	5,108	3,157	4,333
Impairment losses of intangible assets	4	193	35
Losses on sale of investments in subsidiaries and associates	2,221	—	8
Impairment losses of investments in associates and joint ventures	4,631	4,686	7,347
Others	79,539	70,580	61,354

Total other expenses	¥505,614	¥428,780	¥287,896

35	INCOME TAX EXPENSE

The detail of income tax expense for the fiscal years ended March 31, 2015, 2014 and 2013 was as follows:

	For the fiscal year ended March 31,
	2015	2014	2013
	(In millions)
Current tax:
Charge for period	¥322,838	¥288,269	¥271,936
Deferred tax:
Origination and reversal of temporary differences	19,378	134,121	6,386
Change in the write-down of deferred tax assets on the current fiscal year income tax expense	(7,240)	(21,246)	(23,022)
Changes in Japanese corporation tax rates(1)	74,971	12,932	—

Total deferred tax expense (benefit)	87,109	125,807	(16,636)

Total income tax expense	¥409,947	¥414,076	¥255,300

(1)	See Note 22 “Deferred Income Tax” for further information on changes in Japanese corporation tax rates.

The following table shows the reconciliations of the effective income tax rates for the fiscal years ended March 31, 2015, 2014 and 2013.

	For the fiscal year ended March 31,
	2015	2014	2013
	(In millions, except percentages)
Profit before tax	¥1,132,908	¥1,306,312	¥909,123
Income tax expense	409,947	414,076	255,300
Effective income tax rate	36.2%	31.7%	28.1%

Statutory tax rate in Japan(1)	35.6%	38.0%	38.0%
Changes in Japanese corporation tax rates	6.6%	1.0%	—
Non-Japanese earnings	(3.8%)	(3.6%)	(4.8%)
Nontaxable dividends received	(2.4%)	(1.6%)	(1.2%)
Effect of the change in the write-down of deferred tax assets on the current fiscal year income tax expense	(0.6%)	(1.6%)	(2.5%)
Tax impact of share of post-tax (profit) loss in associates and joint ventures	(0.5%)	(0.6%)	(0.8%)
Tax impact of impairment losses and reversal of impairment losses for investments in associates and joint ventures—net	0.2%	0.1%	(0.3%)
Gains on step acquisition of subsidiaries which were not taxable	(0.1%)	—	—
Others—net	1.2%	—	(0.3%)

Effective income tax rate	36.2%	31.7%	28.1%

(1)	The statutory tax rate in Japan for the fiscal year ended March 31, 2015 is the aggregate of the effective corporation tax rate of 23.7%, the effective inhabitant tax rate of 4.9% and the effective enterprise tax rate of 7.0%, which is payable by corporate entities on taxable profits under the tax laws in Japan. The effective corporation tax rate was changed from 26.1% which was applied to the fiscal years ended March 31, 2014 and 2013. The statutory tax rate in Japan has been changed from the fiscal year beginning April 1, 2015 reflecting the changes in Japanese corporation tax rates as mentioned in Note 22 “Deferred Income Tax.”

36	EARNINGS PER SHARE

The following table shows the income and share data used in the basic and diluted earnings per share calculations for the fiscal years ended March 31, 2015, 2014 and 2013.

	For the fiscal year ended March 31,
	2015	2014	2013
	(In millions, except number of shares and per share data)
Basic:
Profit attributable to shareholders of SMFG	¥614,070	¥766,388	¥535,976
Weighted average number of common stock in issue (in thousands of shares)	1,367,258	1,366,186	1,353,926

Basic earnings per share	¥449.13	¥560.97	¥395.87

Diluted:
Profit attributable to the common shareholders of SMFG	¥614,070	¥766,388	¥535,976
Impact of dilutive potential ordinary shares issued by subsidiaries	(1)	(1)	(531)

Net profit used to determine diluted earnings per share	¥614,069	¥766,387	¥535,445

Weighted average number of common stock in issue (in thousands of shares)	1,367,258	1,366,186	1,353,926
Adjustments for stock options (in thousands of shares)	816	699	519

Weighted average number of common stock for diluted earnings per share (in thousands of shares)	1,368,074	1,366,885	1,354,445

Diluted earnings per share	¥448.86	¥560.68	¥395.32

37	TRANSFERS OF FINANCIAL ASSETS

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

The following tables show the carrying amounts and fair values of transferred financial assets that did not qualify for derecognition and their associated financial liabilities at March 31, 2015 and 2014:

	At March 31, 2015
	Repurchase agreements and securities lending transactions	Loans and advances
		Residential mortgages	Corporate loans	Others
	(In millions)
Carrying amount of assets	¥5,692,247	¥1,277,623	¥967,408	¥59,776
Carrying amount of associated liabilities	4,525,235	1,038,648	964,022	47,105

For those liabilities that have recourse only to the transferred assets:
Fair value of assets	¥—	¥1,465,851	¥971,374	¥60,323
Fair value of associated liabilities	—	1,116,452	964,989	47,364

Net position	¥—	¥349,399	¥6,385	¥12,959

	At March 31, 2014
	Repurchase agreements and securities lending transactions	Loans and advances
		Residential mortgages	Corporate loans	Others
	(In millions)
Carrying amount of assets	¥5,950,034	¥1,259,549	¥791,286	¥66,890
Carrying amount of associated liabilities	6,981,796	1,035,451	787,087	55,879

For those liabilities that have recourse only to the transferred assets:
Fair value of assets	¥—	¥1,399,594	¥795,081	¥67,155
Fair value of associated liabilities	—	1,099,013	788,102	56,088

Net position	¥—	¥300,581	¥6,979	¥11,067

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

38	ASSETS PLEDGED AND RECEIVED AS COLLATERAL

Assets Pledged

The carrying amounts of assets pledged as collateral at March 31, 2015 and 2014 were as follows:

	At March 31,
	2015	2014
	(In millions)
Cash and deposits with banks	¥75,678	¥113,573
Call loans and bills bought	478,457	347,681
Trading assets	1,715,157	2,267,466
Financial assets at fair value through profit or loss	1,615,640	1,648,262
Held-to-maturity investments	3,359,911	4,393,057
Available-for-sale financial assets	11,307,019	9,248,443
Loans and advances	3,088,983	2,547,250
Property, plant and equipment	9,970	10,411
Other assets	622,583	299,243

Total	¥22,273,398	¥20,875,386

The SMFG Group pledges assets as collateral to secure payables under repurchase agreements, securities lending transactions and securitizations, borrowings or for cash settlements, margins on derivative transactions and certain other purposes. These transactions are conducted under terms that are usual and customary to standard contracts.

Unsecured loaned securities for which the borrowers have the right to sell or repledge were ¥5,921,103 million and ¥6,037,722 million at March 31, 2015 and 2014, respectively.

For the reserve funds with the Bank of Japan and other reserve deposits for foreign offices maintained by the SMFG Group, refer to Note 5 “Cash and Deposits with Banks.”

Assets Received as Collateral

Under certain transactions, including reverse repurchase agreements, securities borrowing, and discounting of bills, the SMFG Group is permitted to resell or repledge the collateral held in the absence of default by the owner of the collateral. These transactions are conducted under terms that are usual and customary for standard contracts. The fair values of securities and bills accepted as collateral were ¥10,152,888 million and ¥6,990,025 million at March 31, 2015 and 2014, respectively. As to the securities received in the reverse repurchase agreements and securities borrowing transactions, the SMFG Group has the obligation to return equivalent securities upon completion of the transactions. The fair value of securities sold or repledged to others was ¥5,084,579 million and ¥2,987,613 million at March 31, 2015 and 2014, respectively.

39	SHARE-BASED PAYMENT

SMFG has introduced compensation-type stock options to directors, corporate auditors, and executive officers of SMFG and SMBC (“SMFG Stock Acquisition Rights”). This serves as an incentive for them to further contribute to the equity appreciation and achieve better corporate performance through sharing the benefits and risks of the share price performance with the shareholders. The following table provides an overview of the significant terms and conditions of the stock option plan.

	Title of grantees	Exercise period	Requisite service period	Method of settlement
SMFG Stock Acquisition Rights	Directors, corporate auditors and executive officers of SMFG and SMBC	Not exceeding 30 years from the date of allocation of stock acquisition rights(1)	One year from the date of the ordinary general meeting of shareholders of SMFG to the closing of the next ordinary general meeting of shareholders of SMFG	Common stock of SMFG

(1)	A stock acquisition rights holder can exercise the rights from the day they are relieved of their positions either as a director, a corporate auditor or an executive officer (“Start of Exercise Date”) to 20 years from the Start of Exercise Date.

The number and the weighted average exercise prices of stock options for the fiscal years ended on March 31, 2015 and 2014 were as follows:

	For the fiscal year ended March 31,
	2015		2014
	Number of options(1)	Weighted average exercise price	Number of options(1)	Weighted average exercise price
Outstanding at beginning of period	752,800	¥1	641,100	¥1
Granted	121,900	1	115,700	1
Exercised	(1,200)	1	(1,500)	1
Forfeited or expired	(300)	1	(2,500)	1

Outstanding at end of period	873,200	¥1	752,800	¥1

Exercisable at end of period	217,800	¥1	154,200	¥1

(1)	Number of options is the number of SMFG’s common stock granted by the exercise of stock options.

The weighted average stock price at the date of exercise was ¥4,084 and ¥5,050 for the fiscal years ended March 31, 2015 and 2014, respectively.

Summarized information about stock options outstanding at March 31, 2015 and 2014 was as follows:

		At March 31,
		2015		2014
	Exercise price	Number of options	Remaining contractual lives in years	Number of options	Remaining contractual lives in years
SMFG Stock Acquisition Rights	¥1	873,200	27.3	752,800	27.9

The amounts of stock options recognized as expenses were measured based on the fair value of stock options granted, which were ¥451 million and ¥494 million for the fiscal years ended March 31, 2015 and 2014, respectively, and included in “General and administrative expenses” in the consolidated income statement. The fair value of stock options was measured using Black-Scholes option-pricing model.

The following table represents the fair value of stock options and the assumptions used to measure the fair value.

	For the fiscal year ended March 31,
	2015	2014
Fair value at measurement date	¥3,661	¥4,159
Stock price	¥4,115	¥4,580
Exercise price	¥1	¥1
Expected volatility(1)	28.16%	31.24%
Expected remaining lives (in years)(2)	4	4
Expected dividends per share(3)	¥120	¥110
Risk free interest rate(4)	0.11%	0.23%

(1)	Calculated based on the actual stock prices during the 4 years from August 16, 2010 to August 15, 2014 and August 15, 2009 to August 14, 2013 for the fiscal years ended March 31, 2015 and 2014, respectively.
(2)	The average expected remaining life could not be estimated rationally due to insufficient amount of data. Therefore, it was estimated based on average remaining service life of directors of SMFG and its subsidiaries.
(3)	Expected dividends are based on the estimated dividends to be paid in next twelve months from the date of grant.
(4)	Japanese government bond yield corresponding to the average expected remaining life.

40	DIVIDENDS PER SHARE

The dividends recognized by the SMFG Group for the fiscal years ended March 31, 2015, 2014 and 2013 were as follows:

	Dividends per share	Aggregate amount
	(In yen)	(In millions)
For the fiscal year ended March 31, 2015:
Common stock	¥125	¥170,908
For the fiscal year ended March 31, 2014:
Common stock	¥125	¥169,973
For the fiscal year ended March 31, 2013:
Common stock	¥100	¥135,253

On June 26, 2015, the general meeting of shareholders approved a dividend of ¥80 per share of common stock totaling ¥112,805 million in respect of the fiscal year ended March 31, 2015. The amount included ¥3,426 million of dividends distributed to SMFG’s subsidiary. The consolidated financial statements for the fiscal year ended March 31, 2015 do not include this dividend payable.

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

Capital Commitments

At March 31, 2015 and 2014, the SMFG Group had ¥2,801,802 million and ¥204,293 million of contractual commitments to acquire property, plant and equipment including aircraft for leasing business. The contractual commitments to purchase aircraft are based upon fixed price agreements with the manufacturers, an element of which are adjusted for inflation and include price escalation formulas, but are also subject to agreed price concessions where applicable. In addition, the SMFG Group had ¥2,770 million and ¥1,867 million of contractual commitments to acquire intangible assets, such as software at March 31, 2015 and 2014, respectively. The SMFG Group’s management is confident that future net revenues and funding will be sufficient to cover these commitments.

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

The table below shows the nominal amounts of undrawn loan commitments, and financial guarantees and other credit-related contingent liabilities at March 31, 2015 and 2014.

	At March 31,
	2015	2014
	(In millions)
Loan commitments	¥53,665,583	¥49,285,032
Financial guarantees and other credit-related contingent liabilities	7,076,536	6,396,144

Total	¥60,742,119	¥55,681,176

42	ANALYSIS OF FINANCIAL ASSETS AND LIABILITIES BY MEASUREMENT BASIS

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

	At March 31, 2015
	Financial assets and liabilities at fair value through profit or loss	Held-to-maturity investments	Loans and receivables	Available-for-sale financial assets	Financial liabilities measured at amortized cost	Total
	(In millions)
Financial assets:
Cash and deposits with banks	¥—	¥—	¥40,112,783	¥—	¥—	¥40,112,783
Call loans and bills bought	—	—	1,326,965	—	—	1,326,965
Reverse repurchase agreements and cash collateral on securities borrowed	—	—	7,218,498	—	—	7,218,498
Trading assets	3,243,185	—	—	—	—	3,243,185
Derivative financial instruments	6,471,203	—	—	—	—	6,471,203
Financial assets at fair value through profit or loss	1,785,684	—	—	—	—	1,785,684
Investment securities	—	3,396,895	—	20,842,761	—	24,239,656
Loans and advances(1)	3,422	—	86,968,294	—	—	86,971,716
Other financial assets(2)	—	—	2,565,725	—	—	2,565,725

Total	¥11,503,494	¥3,396,895	¥138,192,265	¥20,842,761	¥—	¥173,935,415

Financial liabilities:
Deposits(1)	¥19,043	¥—	¥—	¥—	¥115,814,937	¥115,833,980
Call money and bills sold	—	—	—	—	5,873,124	5,873,124
Repurchase agreements and cash collateral on securities lent	—	—	—	—	8,820,083	8,820,083
Trading liabilities	2,193,400	—	—	—	—	2,193,400
Derivative financial instruments	6,739,787	—	—	—	—	6,739,787
Borrowings(1)	900	—	—	—	11,216,152	11,217,052
Debt securities in issue(1)	21,206	—	—	—	11,030,225	11,051,431
Other financial liabilities(2)	—	—	—	—	5,020,005	5,020,005

Total	¥8,974,336	¥—	¥—	¥—	¥157,774,526	¥166,748,862

	At March 31, 2014
	Financial assets and liabilities at fair value through profit or loss	Held-to-maturity investments	Loans and receivables	Available-for-sale financial assets	Financial liabilities measured at amortized cost	Total
	(In millions)
Financial assets:
Cash and deposits with banks	¥—	¥—	¥33,208,724	¥—	¥—	¥33,208,724
Call loans and bills bought	—	—	1,248,235	—	—	1,248,235
Reverse repurchase agreements and cash collateral on securities borrowed	—	—	4,303,121	—	—	4,303,121
Trading assets	3,557,545	—	—	—	—	3,557,545
Derivative financial instruments	4,891,382	—	—	—	—	4,891,382
Financial assets at fair value through profit or loss	1,840,255	—	—	—	—	1,840,255
Investment securities	—	4,528,254	—	17,524,744	—	22,052,998
Loans and advances(1)	5,653	—	81,239,329	—	—	81,244,982
Other financial assets(2)	—	—	1,995,524	—	—	1,995,524

Total	¥10,294,835	¥4,528,254	¥121,994,933	¥17,524,744	¥—	¥154,342,766

Financial liabilities:
Deposits(1)	¥12,686	¥—	¥—	¥—	¥108,357,808	¥108,370,494
Call money and bills sold	—	—	—	—	4,112,429	4,112,429
Repurchase agreements and cash collateral on securities lent	—	—	—	—	7,041,075	7,041,075
Trading liabilities	1,865,243	—	—	—	—	1,865,243
Derivative financial instruments	4,980,991	—	—	—	—	4,980,991
Borrowings(1)	1,221	—	—	—	8,462,142	8,463,363
Debt securities in issue(1)	14,303	—	—	—	8,754,791	8,769,094
Other financial liabilities(2)	—	—	—	—	4,703,784	4,703,784

Total	¥6,874,444	¥—	¥—	¥—	¥141,432,029	¥148,306,473

(1)	Embedded derivatives, which are separately accounted for, but presented together with the host contract in the consolidated statement of financial position, are disclosed in this table within the category of “Financial assets and liabilities at fair value through profit or loss.” Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in this table as assets or liabilities to be consistent with the line of the host contract.
(2)	Other financial assets and liabilities comprise of those included in other assets and liabilities, which meet the definition of a financial asset and liability.

43	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

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

Fair Value Hierarchy

Financial assets and liabilities measured at fair value are classified into one of three levels within a fair value hierarchy based on the inputs used in the fair value measurement. The three levels of the fair value hierarchy are as follows:

•	quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date (Level 1);

•	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (Level 2); and

•	significant unobservable inputs for the asset or liability (Level 3).

The following tables present the carrying amounts of financial assets and liabilities carried at fair value based on the three levels of the fair value hierarchy at March 31, 2015 and 2014.

	At March 31, 2015
	Level 1(2)	Level 2(2)	Level 3	Total
	(In millions)
Financial assets:
Trading assets:
Debt instruments	¥1,701,872	¥916,721	¥—	¥2,618,593
Equity instruments	624,300	292	—	624,592

Total trading assets	2,326,172	917,013	—	3,243,185

Derivative financial instruments:
Interest rate derivatives	86,545	4,291,689	—	4,378,234
Currency derivatives	181	2,014,697	—	2,014,878
Equity derivatives	20,882	25,494	173	46,549
Commodity derivatives	1,829	17,751	—	19,580
Credit derivatives	—	5,606	6,356	11,962

Total derivative financial instruments	109,437	6,355,237	6,529	6,471,203

Financial assets at fair value through profit or loss:
Debt instruments	—	1,615,741	38,518	1,654,259
Equity instruments	3,455	1,056	126,914	131,425

Total financial assets at fair value through profit or loss	3,455	1,616,797	165,432	1,785,684

Available-for-sale financial assets:
Japanese government bonds	9,389,959	—	—	9,389,959
U.S. Treasury and other U.S. government agency bonds	2,062,043	—	—	2,062,043
Other debt instruments	1,088,733	1,865,627	7,086	2,961,446
Equity instruments	4,365,355	1,149,156	914,802	6,429,313

Total available-for-sale financial assets	16,906,090	3,014,783	921,888	20,842,761

Others(1)	—	3,422	—	3,422

Total	¥19,345,154	¥11,907,252	¥1,093,849	¥32,346,255

Financial liabilities:
Trading liabilities:
Debt instruments	¥2,124,548	¥50,765	¥—	¥2,175,313
Equity instruments	18,087	—	—	18,087

Total trading liabilities	2,142,635	50,765	—	2,193,400

Derivative financial instruments:
Interest rate derivatives	96,889	4,318,270	—	4,415,159
Currency derivatives	—	2,231,160	—	2,231,160
Equity derivatives	28,684	40,190	—	68,874
Commodity derivatives	2,466	16,999	—	19,465
Credit derivatives	—	5,129	—	5,129

Total derivative financial instruments	128,039	6,611,748	—	6,739,787

Others(1)	—	39,937	1,212	41,149

Total	¥2,270,674	¥6,702,450	¥1,212	¥8,974,336

	At March 31, 2014
	Level 1(2)	Level 2(2)	Level 3	Total
	(In millions)
Financial assets:
Trading assets:
Debt instruments	¥2,549,647	¥713,438	¥—	¥3,263,085
Equity instruments	207,782	205	86,473	294,460

Total trading assets	2,757,429	713,643	86,473	3,557,545

Derivative financial instruments:
Interest rate derivatives	24,575	3,820,205	629	3,845,409
Currency derivatives	32	977,586	—	977,618
Equity derivatives	5,095	30,497	118	35,710
Commodity derivatives	122	26,694	—	26,816
Credit derivatives	—	5,829	—	5,829

Total derivative financial instruments	29,824	4,860,811	747	4,891,382

Financial assets at fair value through profit or loss:
Debt instruments	—	1,648,261	49,611	1,697,872
Equity instruments	2,029	283	140,071	142,383

Total financial assets at fair value through profit or loss	2,029	1,648,544	189,682	1,840,255

Available-for-sale financial assets:
Japanese government bonds	8,261,809	—	—	8,261,809
U.S. Treasury and other U.S. government agency bonds	1,871,757	—	—	1,871,757
Other debt instruments	634,925	1,696,360	9,445	2,340,730
Equity instruments	3,500,457	831,367	718,624	5,050,448

Total available-for-sale financial assets	14,268,948	2,527,727	728,069	17,524,744

Others(1)	—	5,653	—	5,653

Total	¥17,058,230	¥9,756,378	¥1,004,971	¥27,819,579

Financial liabilities:
Trading liabilities:
Debt instruments	¥1,826,969	¥32,177	¥—	¥1,859,146
Equity instruments	6,097	—	—	6,097

Total trading liabilities	1,833,066	32,177	—	1,865,243

Derivative financial instruments:
Interest rate derivatives	21,191	3,840,355	—	3,861,546
Currency derivatives	—	1,058,051	—	1,058,051
Equity derivatives	8,619	27,610	—	36,229
Commodity derivatives	121	17,689	—	17,810
Credit derivatives	—	4,949	2,406	7,355

Total derivative financial instruments	29,931	4,948,654	2,406	4,980,991

Others(1)	—	28,210	—	28,210

Total	¥1,862,997	¥5,009,041	¥2,406	¥6,874,444

(1)	Embedded derivatives, which are separately accounted for, but presented together with the host contract in the consolidated statement of financial position, are disclosed in this table within Others. Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in this table as assets or liabilities to be consistent with the host contract. The separated embedded derivatives are measured at fair value using the valuation techniques described in “Derivative financial instruments” below.
(2)	Transfers between levels of the fair value hierarchy are deemed to have occurred at the beginning of the period. There were no significant transfers between Level 1 and Level 2 for the fiscal years ended March 31, 2015 and 2014.

The following tables present reconciliations from the beginning to the ending balances for financial assets and liabilities carried at fair value and categorized within Level 3 of the fair value hierarchy for the fiscal years ended March 31, 2015 and 2014.

	At April 1, 2014	Total gains (losses)		Purchases(1)	Sales	Settlements(1)	Transfers into Level 3(2)	Transfers out of Level 3(2)	At March 31, 2015	Changes in unrealized gains (losses) included in profit or loss related to assets and liabilities held at March 31, 2015
		Included in profit or loss	Included in other comprehensive income
	(In millions)
Trading assets:
Equity instruments	¥86,473	¥18,504	¥—	¥866	¥(4,309)	¥(101,534)	¥—	¥—	¥—	¥—

Total trading assets	86,473	18,504	—	866	(4,309)	(101,534)	—	—	—	—

Derivative financial instruments—net:
Interest rate derivatives—net	629	—	—	—	—	(629)	—	—	—	—
Equity derivatives—net	118	47	—	25	—	—	—	(17)	173	61
Credit derivatives—net	(2,406)	17,082	226	—	—	(8,546)	—	—	6,356	17,082

Total derivative financial instruments—net	(1,659)	17,129	226	25	—	(9,175)	—	(17)	6,529	17,143

Financial assets at fair value through profit or loss:
Debt instruments	49,611	7,777	—	50	—	(18,912)	—	(8)	38,518	7,777
Equity instruments	140,071	(1,471)	—	2,519	(442)	(7,537)	3	(6,229)	126,914	(1,603)

Total financial assets at fair value through profit or loss	189,682	6,306	—	2,569	(442)	(26,449)	3	(6,237)	165,432	6,174

Available-for-sale financial assets:
Debt instruments	9,445	(643)	60	—	—	(1,776)	—	—	7,086	(465)
Equity instruments	718,624	3,792	62,031	206,887	(12,663)	(45,908)	9	(17,970)	914,802	(7,269)

Total available-for-sale financial assets	728,069	3,149	62,091	206,887	(12,663)	(47,684)	9	(17,970)	921,888	(7,734)

Others(3)—liabilities:	—	(1,212)	—	—	—	—	—	—	(1,212)	(1,212)

Total	¥1,002,565	¥43,876	¥62,317	¥210,347	¥(17,414)	¥(184,842)	¥12	¥(24,224)	¥1,092,637	¥14,371

	At April 1, 2013	Total gains (losses)		Purchases	Sales	Settlements	Transfers into Level 3(2)	Transfers out of Level 3(2)	At March 31, 2014	Changes in unrealized gains (losses) included in profit or loss related to assets and liabilities held at March 31, 2014
		Included in profit or loss	Included in other comprehensive income
	(In millions)
Trading assets:
Equity instruments	¥61,263	¥5,361	¥6,292	¥15,849	¥(2,292)	¥—	¥—	¥—	¥86,473	¥(1,328)

Total trading assets	61,263	5,361	6,292	15,849	(2,292)	—	—	—	86,473	(1,328)

Derivative financial instruments—net:
Interest rate derivatives—net	—	629	—	—	—	—	—	—	629	629
Equity derivatives—net	389	(295)	—	30	—	(6)	—	—	118	(256)
Credit derivatives—net	(14,646)	20,813	(1,095)	—	—	(7,478)	—	—	(2,406)	20,813

Total derivative financial instruments—net	(14,257)	21,147	(1,095)	30	—	(7,484)	—	—	(1,659)	21,186

Financial assets at fair value through profit or loss:
Debt instruments	37,949	23,362	—	—	(1,170)	(10,530)	—	—	49,611	24,118
Equity instruments	128,911	991	—	24,950	(10,730)	(3,047)	53	(1,057)	140,071	965

Total financial assets at fair value through profit or loss	166,860	24,353	—	24,950	(11,900)	(13,577)	53	(1,057)	189,682	25,083

Available-for-sale financial assets:
Debt instruments	14,908	412	(515)	583	(5,787)	(156)	—	—	9,445	(296)
Equity instruments	698,932	(1,868)	38,989	53,072	(7,831)	(56,616)	163	(6,217)	718,624	(6,320)

Total available-for-sale financial assets	713,840	(1,456)	38,474	53,655	(13,618)	(56,772)	163	(6,217)	728,069	(6,616)

Total	¥927,706	¥49,405	¥43,671	¥94,484	¥(27,810)	¥(77,833)	¥216	¥(7,274)	¥1,002,565	¥38,325

(1)	Financial instruments held by certain consolidated investment funds had been classified as trading assets and categorized within Level 3 until March 31, 2015. These funds were deconsolidated at March 31, 2015 and investments in the funds are classified as available-for-sale equity instruments categorized within Level 3. The effects of these events are included in settlements of trading assets and purchases of available-for-sale equity instruments.
(2)	Transfers between levels of the fair value hierarchy are deemed to have occurred at the beginning of the period. For the fiscal year ended March 31, 2015, transfers out of Level 3 amounted to ¥24,224 million, primarily due to an increase in observability of certain private equity investments.
(3)	Embedded derivatives, which are separately accounted for, but presented together with the host contract in the consolidated statement of financial position, are disclosed in this table within Others. Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in this table as assets or liabilities to be consistent with the host contract.

The following table presents total gains or losses included in profit or loss for the Level 3 financial assets and liabilities, and changes in unrealized gains or losses included in profit or loss related to those financial assets and liabilities held at March 31, 2015 and 2014 by line item of the consolidated income statement.

	Total gains (losses) included in profit or loss for the fiscal year ended March 31,		Changes in unrealized gains (losses) included in profit or loss related to assets and liabilities held at March 31,
	2015	2014	2015	2014
	(In millions)
Net interest income	¥78	¥—	¥—	¥—
Net trading income	33,878	26,212	15,466	19,562
Net income from financial assets at fair value through profit or loss	6,306	24,353	6,174	25,083
Net investment income	11,201	5,375	—	—
Impairment charges on financial assets	(7,587)	(6,535)	(7,269)	(6,320)

Total	¥43,876	¥49,405	¥14,371	¥38,325

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

Until March 31, 2015, financial instruments held by certain consolidated investment funds classified as trading assets had been measured at fair value determined based on net asset value per share, which included significant unobservable inputs, and categorized within Level 3. These funds were deconsolidated at March 31, 2015 and investments in the funds are classified as available-for-sale equity instruments categorized within Level 3.

Derivative financial instruments (including embedded derivatives)

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

OTC derivatives (non-exchange-traded derivatives), including embedded derivatives that are separately accounted for from the host contracts, are measured at fair value using valuation techniques such as the present value of estimated future cash flows and option pricing models, generally based on observable interest rates, foreign exchange, commodities, stock prices and other factors as inputs. The valuation models for some transactions, such as yield curve spread options and equity options, use inputs which are not directly observable in the market, including historical correlation coefficients and historical volatilities. However, as the impact of these unobservable inputs is insignificant to the fair value for most of the transactions, the SMFG Group categorizes the majority of those transactions within Level 2.

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

Significant Unobservable Inputs

The following tables present quantitative information about significant unobservable inputs used in fair value measurement for Level 3 financial assets and liabilities at March 31, 2015 and 2014.

	At March 31, 2015
	Fair value	Valuation technique(s)(1)	Significant unobservable inputs(1)	Range of inputs(1)
	(In millions)
Financial assets:
Derivative financial instruments:
Equity derivatives	¥173	Option model	Equity volatility	13%-45%
Credit derivatives	6,356	CDO pricing model	Additional withdrawal ratio	50%
Financial assets at fair value through profit or loss:
Debt instruments	38,518	Monte Carlo Simulation	Equity volatility	25%-26%
		Market multiples	Price/Embedded value multiple	0.5x
			Liquidity discount	10%
Equity instruments	126,914	Market multiples	Price/Earnings multiple	8.4x-17.7x
			EV/EBITDA multiple	6.6x
			Liquidity discount	0%-20%
		See note (2) below	—	—
Available-for-sale financial assets:
Debt instruments	7,086	DCF method	Discount margin	1%
Equity instruments(4)	914,802	Market multiples	Price/Book value multiple	0.8x-2.2x
			Price/Earnings multiple	10.9x-35.2x
			EV/EBITDA multiple	6.0x-18.6x
			Price/Embedded value multiple	0.5x
			Liquidity discount	10%-20%
		Monte Carlo Simulation	Equity volatility	28%-55%
		Net asset value(3)	—	—
		See note (2) below	—	—
Financial liabilities:
Others(5)	¥1,212	Option model	Interest rate to interest rate correlation	42%-100%

	At March 31, 2014
	Fair value	Valuation technique(s)(1)	Significant unobservable inputs(1)	Range of inputs(1)
	(In millions)
Financial assets:
Trading assets:
Equity instruments(4)	¥86,473	Net asset value(3)	—	—
Derivative financial instruments:
Interest rate derivatives	629	Option model	Interest rate to interest rate correlation	27%-100%
Equity derivatives	118	Option model	Equity volatility	20%-54%
Financial assets at fair value through profit or loss:
Debt instruments	49,611	Monte Carlo Simulation	Equity volatility	25%-68%
		Market multiples	Price/Embedded value multiple	0.5x
			Liquidity discount	10%
Equity instruments	140,071	Market multiples	Price/Earnings multiple	10.4x-17.7x
			EV/EBITDA multiple	7.4x
			Liquidity discount	20%
		See note (2) below	—	—
Available-for-sale financial assets:
Debt instruments	9,445	DCF method	Discount margin	0%-3%
Equity instruments	718,624	Market multiples	Price/Book value multiple	0.7x-1.9x
			Price/Earnings multiple	11.5x-75.8x
			EV/EBITDA multiple	5.5x-20.2x
			Price/Embedded value multiple	0.5x
			Liquidity discount	10%-20%
		Monte Carlo Simulation	Equity volatility	58%-60%
		Net asset value(3)	—	—
		See note (2) below	—	—
Financial liabilities:
Derivative financial instruments:
Credit derivatives	¥2,406	CDO pricing model	Additional withdrawal ratio	75%

(1)	Valuation techniques and unobservable inputs for insignificant Level 3 financial assets and liabilities are excluded.
(2)	Fair values of certain equity instruments such as unlisted stocks are estimated on the basis of an analysis of the investee’s financial position and results, risk profile, prospects and other factors. A range of key inputs is not provided in the table as it is not practical to do so given the nature of such valuation techniques.
(3)	The SMFG Group has determined that the net asset value represents fair values of certain investment funds.
(4)	Financial instruments held by certain consolidated investment funds had been classified as trading assets and categorized within Level 3 until March 31, 2015. These funds were deconsolidated at March 31, 2015 and investments in the funds are classified as available-for-sale equity instruments categorized within Level 3.
(5)	Embedded derivatives, which are separately accounted for, but presented together with the host contract in the consolidated statement of financial position, are disclosed in this table within Others. Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in this table as assets or liabilities to be consistent with the host contract.

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

Additional withdrawal ratio

Additional withdrawal ratio represents the expected additional withdrawal ratio of unfunded commitment lines in the reference portfolio (mainly revolving credit facilities for commercial paper backup) concerning the credit loss protection scheme offered to GS. The expected additional withdrawal ratio is estimated based on historical data of actual funded amounts at default for similar portfolios. In general, a significant increase in the additional withdrawal ratio in isolation would result in a significantly lower fair value measurement.

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

	At March 31, 2015
	Total fair value measured using valuation techniques	Effect recorded in profit or loss		Effect recorded directly in equity
		Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
	(In millions)
Financial assets:
Derivative financial instruments:
Equity derivatives	¥173	¥147	¥42	¥—	¥—
Credit derivatives	6,356	2,971	14,594	—	—
Financial assets at fair value through profit or loss:
Debt instruments	38,518	2,877	2,877	—	—
Equity instruments	126,914	171	171	—	—
Available-for-sale financial assets:
Debt instruments	7,086	—	—	148	122
Equity instruments(1)	914,802	—	—	30,461	30,143

Financial liabilities:
Others(2)	¥1,212	¥370	¥1,651	¥—	¥—

	At March 31, 2014
	Total fair value measured using valuation techniques	Effect recorded in profit or loss		Effect recorded directly in equity
		Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
	(In millions)
Financial assets:
Trading assets:
Equity instruments(1)	¥86,473	¥895	¥895	¥—	¥—
Derivative financial instruments:
Interest rate derivatives	629	230	989	—	—
Equity derivatives	118	208	82	—	—
Financial assets at fair value through profit or loss:
Debt instruments	49,611	2,784	2,179	—	—
Equity instruments	140,071	593	589	—	—
Available-for-sale financial assets:
Debt instruments	9,445	—	—	251	385
Equity instruments	718,624	—	—	24,026	22,801

Financial liabilities:
Derivative financial instruments:
Credit derivatives	¥2,406	¥6,874	¥5,754	¥—	¥—

(1)	Financial instruments held by certain consolidated investment funds had been classified as trading assets and categorized within Level 3 until March 31, 2015. These funds were deconsolidated at March 31, 2015 and investments in the funds are classified as available-for-sale equity instruments categorized within Level 3.
(2)	Embedded derivatives, which are separately accounted for, but presented together with the host contract in the consolidated statement of financial position, are disclosed in this table within Others. Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in this table as assets or liabilities to be consistent with the host contract.

Trading assets

Financial instruments held by certain consolidated investment funds and classified as trading assets had been measured at fair value determined based on net asset value per share, which included significant unobservable inputs. Since those financial instruments were managed by value at risk (“VaR”) based on historical gain or loss data, the impact of the valuation sensitivity was estimated using a one-day VaR of the portfolio.

Derivative financial instruments (including embedded derivatives)

With respect to the credit loss protection scheme offered to GS, the anticipated losses will vary significantly depending on the expected additional withdrawal ratio of unfunded commitment lines in the reference portfolio. The tables above present the estimates of the impact of changing the expected additional withdrawal ratio from an optimistic (favorable) scenario to a pessimistic (unfavorable) scenario. For the other derivative instruments, including embedded derivatives that are separately accounted for from host contracts, that use interest rate correlation or historical volatilities in the valuation techniques, the impact resulting from using a reasonable range of those inputs is estimated where it is expected to be significant.

Financial assets at fair value through profit or loss / Available-for-sale financial assets

With respect to preferred stocks convertible into listed stocks, for which historical volatilities of related listed stocks are used in the valuation techniques, the impact resulting from using a reasonable range for the volatility is statistically estimated where it is expected to be significant. With respect to unlisted stocks which are measured at fair value based on a market approach, the impact of changing the market multiples within a reasonable range (±10%) is estimated. Certain investment funds classified as available-for-sale equity instruments are measured at fair value determined based on net asset value per share, which includes significant unobservable inputs. Since those funds are managed by VaR based on historical gain or loss data, the impact of the valuation sensitivity is estimated using a one-day VaR of the portfolio.

Financial Assets and Liabilities Not Carried at Fair Value

The tables below present the carrying amounts and fair values by level within the fair value hierarchy, as described in “Financial Assets and Liabilities Carried at Fair Value—Fair Value Hierarchy,” of financial assets and liabilities not carried at fair value on the SMFG Group’s consolidated statement of financial position at March 31, 2015 and 2014.

		At March 31, 2015
		Carrying amount	Fair value
	Notes		Total	Level 1	Level 2	Level 3
		(In millions)
Financial assets:
Cash and deposits with banks	a	¥40,112,783	¥40,112,558	¥39,108,757	¥1,003,801	¥—
Call loans and bills bought:
Call loans	a	1,301,680	1,301,817	—	1,301,817	—
Bills bought	a	25,285	25,263	—	25,263	—
Reverse repurchase agreements and cash collateral on securities borrowed	a	7,218,498	7,220,169	—	7,220,169	—
Investment securities:
Held-to-maturity investments	b	3,396,895	3,417,732	3,417,732	—	—
Loans and advances	a	86,971,716	89,506,551	—	328,670	89,177,881
Other financial assets	a	2,565,725	2,561,487	—	2,391,088	170,399

Financial liabilities:
Deposits:
Non-interest-bearing deposits, demand deposits and deposits at notice	c	¥67,082,287	¥67,085,473	¥—	¥67,085,473	¥—
Other deposits	c	48,751,693	48,757,109	—	48,757,109	—
Call money and bills sold:
Call money	c	5,873,124	5,873,118	—	5,873,118	—
Bills sold		—	—	—	—	—
Repurchase agreements and cash collateral on securities lent	c	8,820,083	8,820,083	—	8,820,083	—
Borrowings	c	11,217,052	11,350,636	—	11,345,162	5,474
Debt securities in issue	c	11,051,431	11,272,771	—	11,114,139	158,632
Other financial liabilities	c	5,020,005	5,018,766	—	4,869,157	149,609

		At March 31, 2014
		Carrying amount	Fair value
	Notes		Total	Level 1	Level 2	Level 3
		(In millions)
Financial assets:
Cash and deposits with banks	a	¥33,208,724	¥33,207,328	¥32,198,245	¥1,009,083	¥—
Call loans and bills bought:
Call loans	a	1,208,332	1,208,555	—	1,208,555	—
Bills bought	a	39,903	39,882	—	39,882	—
Reverse repurchase agreements and cash collateral on securities borrowed	a	4,303,121	4,309,294	—	4,309,294	—
Investment securities:
Held-to-maturity investments	b	4,528,254	4,562,348	4,562,348	—	—
Loans and advances	a	81,244,982	83,395,281	—	331,751	83,063,530
Other financial assets	a	1,995,524	1,991,014	—	1,845,539	145,475

Financial liabilities:
Deposits:
Non-interest-bearing deposits, demand deposits and deposits at notice	c	¥62,226,233	¥62,226,601	¥—	¥62,226,601	¥—
Other deposits	c	46,144,261	46,149,497	—	46,149,497	—
Call money and bills sold:
Call money	c	4,112,429	4,112,428	—	4,112,428	—
Bills sold		—	—	—	—	—
Repurchase agreements and cash collateral on securities lent	c	7,041,075	7,041,075	—	7,041,075	—
Borrowings	c	8,463,363	8,564,754	—	8,554,264	10,490
Debt securities in issue	c	8,769,094	8,924,529	—	8,764,815	159,714
Other financial liabilities	c	4,703,784	4,702,303	—	4,594,742	107,561

Notes:

a.	(i)	The carrying amounts of deposits with banks without maturity and loans with no specified repayment dates represent a reasonable estimate of fair value, considering the nature of these financial instruments.
	(ii)	Financial assets with a remaining maturity of six months or less: The carrying amounts represent a reasonable estimate of fair value.
	(iii)	Financial assets with a remaining maturity of more than six months: Except for impaired loans and advances, the fair values are mostly determined using discounted cash flow models taking into account certain factors including counterparties’ credit ratings, pledged collateral, and market interest rates. The fair values of impaired loans and advances are generally determined by discounting the estimated future cash flows over the time period they are expected to be recovered, and may be based on the appraisal value of underlying collateral as appropriate.
Note that some of the financial assets in this category include embedded derivatives, which are separately accounted for, but presented together with the host contract.
b.	The fair values for held-to-maturity investments are determined using quoted prices in active markets.
c.	(i)	The carrying amounts of demand deposits and deposits without maturity represent a reasonable estimate of fair value, considering the nature of these financial instruments.
	(ii)	Financial liabilities with a remaining maturity of six months or less: The carrying amounts represent a reasonable estimate of fair value.
	(iii)	Financial liabilities with a remaining maturity of more than six months: The fair values are, in principle, based on the present values of future cash flows calculated using the refinancing rate applied to the same type of instruments for similar remaining maturities. The fair values of debt securities in issue are based on the present values of future cash flows calculated using the rate derived from yields of bonds issued by SMBC and publicly offered subordinated bonds published by securities firms.
Note that some of the financial liabilities in this category include embedded derivatives, which are separately accounted for, but presented together with the host contract.

44	OFFSETTING OF FINANCIAL ASSETS AND LIABILITIES

The following tables present the information about the impact of offsetting of financial assets and liabilities in the consolidated statement of financial position in accordance with the criteria described in Note 2 “Summary of Significant Accounting Policies,” as well as the impact of netting of financial instruments that are subject to enforceable master netting arrangements or similar agreements but do not qualify for the offsetting criteria at March 31, 2015 and 2014.

	At March 31, 2015
	Gross amounts of recognized financial assets and liabilities	Gross amounts offset in statement of financial position(1)	Net amounts presented in statement of financial position	Related amounts not offset in statement of financial position(2)		Net amounts
				Financial instruments(3)	Cash collateral
	(In millions)
Financial assets(4):
Reverse repurchase agreements and cash collateral on securities borrowed	¥7,218,498	¥—	¥7,218,498	¥(7,202,069)	¥—	¥16,429
Derivative financial instruments	6,825,760	(354,557)	6,471,203	(4,570,657)	(280,102)	1,620,444

Total	¥14,044,258	¥(354,557)	¥13,689,701	¥(11,772,726)	¥(280,102)	¥1,636,873

Financial liabilities(4):
Repurchase agreements and cash collateral on securities lent	¥8,820,083	¥—	¥8,820,083	¥(8,805,131)	¥—	¥14,952
Derivative financial instruments	7,162,759	(422,972)	6,739,787	(4,685,870)	(730,600)	1,323,317

Total	¥15,982,842	¥(422,972)	¥15,559,870	¥(13,491,001)	¥(730,600)	¥1,338,269

	At March 31, 2014
	Gross amounts of recognized financial assets and liabilities	Gross amounts offset in statement of financial position(1)	Net amounts presented in statement of financial position	Related amounts not offset in statement of financial position(2)		Net amounts
				Financial instruments(3)	Cash collateral
	(In millions)
Financial assets(4):
Reverse repurchase agreements and cash collateral on securities borrowed	¥4,303,121	¥—	¥4,303,121	¥(4,299,791)	¥—	¥3,330
Derivative financial instruments	5,028,061	(136,679)	4,891,382	(3,791,668)	(205,248)	894,466

Total	¥9,331,182	¥(136,679)	¥9,194,503	¥(8,091,459)	¥(205,248)	¥897,796

Financial liabilities(4):
Repurchase agreements and cash collateral on securities lent	¥7,041,075	¥—	¥7,041,075	¥(7,032,890)	¥—	¥8,185
Derivative financial instruments	5,127,736	(146,745)	4,980,991	(3,832,031)	(386,177)	762,783

Total	¥12,168,811	¥(146,745)	¥12,022,066	¥(10,864,921)	¥(386,177)	¥770,968

(1)	Amounts offset for derivative financial instruments include cash collateral.
(2)	The amounts of financial instruments and cash collateral have been limited to the net amounts presented in the consolidated statement of financial position so as not to include any over-collateralization.
(3)	Financial instruments include non-cash collateral at fair value.
(4)	Financial assets and liabilities include amounts that are both subject to and not subject to enforceable master netting arrangements or similar agreements.

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

The Group-wide basic policies for risk management are determined by the Management Committee, which consists of designated Board Members, and such policies are authorized by the Board of Directors. The policies include the following:

•

Risk management on a Group-wide basis. Various risks taken at the SMFG Group companies are managed on a consolidated basis according to the nature of their business and significance in conformity with the relevant laws and regulations.

•	Risk management based on quantification. The risks are quantitatively managed according to the relevant risk characteristics after specifying the scope of quantification.

•	Ensuring consistency with the business strategy. Risk management is consistent with the business strategy.

•	System for check and balance. The risk management framework is developed to ensure effective check and balance function for business operations.

•

Measures for emergencies and critical situations. Necessary measures are developed by assuming situations and scenarios as to materialization of risk which would have a significant impact on the business and financial management of the SMFG Group.

•	Verification of the actual situation. The actual risk management process is verified by the Internal Audit Unit.

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

There are also grading systems for loans to individuals such as housing loans and structured finance including project finance, where the repayment source is limited to the cash flows generated by a particular business or asset. For example, the obligor grade of housing loans is determined taking into account various relevant factors such as proportion of the repayment to revenue, proportion of down payment to the value and past due information.

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

Controlling concentration risk

Once the credit concentration risk is realized, the equity capital of SMBC may be materially impaired. SMBC’s Credit & Investment Planning Department therefore takes measures to manage concentration risks, such as introducing large exposure limits and conducting intensive loan reviews for obligors with large exposures, with an increased focus on industrial sectors with an excessive concentration of credit risk. Further, to manage country risk, the Credit Management Department of the International Banking Unit has credit limit guidelines based on each country’s creditworthiness.

Toward active portfolio management

SMBC’s Credit Portfolio Management Department makes use of credit derivatives, loan asset sales, and other instruments to proactively and flexibly manage its portfolio to stabilize credit risk.

Maximum exposure to credit risk before collateral held or other credit enhancements

The following table shows the maximum exposure to credit risk before taking into account any collateral held or other credit enhancements at March 31, 2015 and 2014.

	At March 31,
	2015	2014
	(In millions)
Credit risk exposures relating to assets on the consolidated statement of financial position:
Deposits with banks	¥38,938,903	¥31,970,308
Call loans and bills bought	1,326,965	1,248,235
Reverse repurchase agreements and cash collateral on securities borrowed	7,218,498	4,303,121
Trading assets	2,618,593	3,263,085
Derivative financial instruments	6,471,203	4,891,382
Financial assets at fair value through profit or loss	1,654,259	1,697,872
Investment securities:
Held-to-maturity investments	3,396,895	4,528,254
Available-for-sale financial assets	14,413,448	12,474,296
Loans and advances	86,971,716	81,244,982
Other financial assets	2,565,725	1,995,524
Credit risk exposures relating to off-balance sheet items(1):
Loan commitments	53,665,583	49,285,032
Financial guarantees and other credit-related contingent liabilities	7,076,536	6,396,144

Total	¥226,318,324	¥203,298,235

(1)	The off-balance sheet items represent the nominal amounts of undrawn loan commitments, financial guarantees and other credit-related contingent liabilities.

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

The following table shows the financial effect of collateral and other credit enhancements on loans and advances for borrowers requiring caution and impaired loans and advances at March 31, 2015 and 2014. The maximum collateral amounts included in the disclosure are limited to the carrying value of loans and advances where the credit exposure is over-collateralized.

	At March 31,
	2015	2014
	(In millions)
Loans and advances for borrowers requiring caution and impaired loans and advances	¥3,916,948	¥4,280,684
Financial effect of collateral and other credit enhancements	1,827,023	2,084,482

Concentration of risks of loans and advances with credit risk exposure

An analysis of concentrations of credit risk from loans and advances by geographical sector and industry sector at March 31, 2015 and 2014 is shown below. The concentration by geographical sector is measured based on the domicile of the borrower.

Geographical sector

	At March 31,
	2015	2014
	(In millions)
Domestic	¥62,232,077	¥61,108,231
Foreign:
Americas	9,587,777	7,473,507
Europe	4,699,266	4,271,285
Asia	8,549,341	7,125,929
Others	2,903,247	2,393,713

Total foreign	25,739,631	21,264,434

Gross loans and advances	87,971,708	82,372,665
Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net	(206,440)	(177,018)
Less: Allowance for loan losses	(793,552)	(950,665)

Net loans and advances	¥86,971,716	¥81,244,982

Industry sector

	At March 31,
	2015	2014
	(In millions)
Domestic:
Manufacturing	¥8,061,654	¥8,018,568
Agriculture, forestry, fisheries and mining	171,855	177,012
Construction	1,150,616	1,152,388
Transportation, communications and public enterprises	5,175,949	5,086,361
Wholesale and retail	5,664,385	5,505,570
Finance and insurance	2,869,967	2,537,347
Real estate and goods rental and leasing	8,766,724	8,117,000
Services	4,776,706	4,855,536
Municipalities	1,353,949	1,279,010
Lease financing	2,211,773	2,133,760
Consumer(1)	18,817,259	19,086,241
Others	3,211,240	3,159,438

Total domestic	62,232,077	61,108,231

Foreign:
Public sector	164,495	163,685
Financial institutions	3,880,655	3,450,482
Commerce and industry	20,010,729	16,435,047
Lease financing	308,128	267,394
Others	1,375,624	947,826

Total foreign	25,739,631	21,264,434

Gross loans and advances	87,971,708	82,372,665
Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net	(206,440)	(177,018)
Less: Allowance for loan losses	(793,552)	(950,665)

Net loans and advances	¥86,971,716	¥81,244,982

(1)	The balance in Consumer mainly consists of housing loans. The housing loan balances amounted to ¥14,087,453 million and ¥14,420,225 million at March 31, 2015 and 2014, respectively.

The following tables show a disaggregation of the structured finance loans and advances balances, where the repayment source is limited to the cash flows generated by a particular business or asset, and the balances of secured or unsecured consumer loans at March 31, 2015 and 2014. These loans and advances are included in the preceding tables.

Structured finance:

	At March 31,
	2015	2014
	(In millions)
Real estate finance	¥1,896,194	¥1,671,049
Project finance	2,988,040	2,308,908
Other structured finance	332,132	273,863

Total structured finance	¥5,216,366	¥4,253,820

Consumer:

	At March 31,
	2015	2014
	(In millions)
Secured loans(1)	¥15,193,732	¥15,544,637
Unsecured loans	3,623,527	3,541,604

Total consumer	¥18,817,259	¥19,086,241

(1)	The secured loans and advances mainly represent housing loans. The housing loan balances amounted to ¥14,087,453 million and ¥14,420,225 million at March 31, 2015 and 2014, respectively.

Loans and advances by credit quality category

Loans and advances are summarized as follows:

	At March 31,
	2015	2014
	(In millions)
Neither past due nor impaired	¥86,206,087	¥80,255,699
Past due but not impaired	167,519	168,153
Impaired(1)	1,598,102	1,948,813

Gross loans and advances	87,971,708	82,372,665
Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net	(206,440)	(177,018)
Less: Allowance for loan losses	(793,552)	(950,665)

Net loans and advances	¥86,971,716	¥81,244,982

(1)	Loans and advances to borrowers who are classified in the borrower categories of substandard borrowers, potentially bankrupt borrowers, effectively bankrupt borrowers, and bankrupt borrowers described in the obligor grading system represent impaired loans and advances.

Loans and advances neither past due nor impaired

The following tables show the credit quality of the portfolio of loans and advances that were neither past due nor impaired, by geography and by industry based on the corporate obligor grading system of SMBC at March 31, 2015 and 2014. Since the internal rating system of SMBC’s consumer portfolio differs from the corporate obligor grading system, the balances of loans and advances to consumers are included in the grade category of “Other.” Additionally, as the SMFG Group’s subsidiaries are adopting various internal rating systems which differ from SMBC, the grade category of “Other” also includes some balances of loans and advances held by those subsidiaries.

	At March 31, 2015
	Normal				Requiring Caution
	J 1-3	J 4-6	Japanese government and local municipal corporations	Other	J 7	Other	Total
	(In millions)
Domestic:
Manufacturing	¥3,843,395	¥2,265,065	¥—	¥1,493,017	¥250,386	¥40,969	¥7,892,832
Agriculture, forestry, fisheries and mining	124,546	30,655	1,336	5,509	2,101	529	164,676
Construction	177,536	504,951	—	333,352	71,238	19,556	1,106,633
Transportation, communications and public enterprises	2,560,712	1,981,485	128,491	343,328	80,017	21,401	5,115,434
Wholesale and retail	2,052,654	2,478,098	—	735,796	170,310	38,242	5,475,100
Finance and insurance	1,848,302	414,844	4,317	574,410	1,541	14,368	2,857,782
Real estate and goods rental and leasing	3,660,159	3,293,563	73,853	1,240,569	163,554	106,891	8,538,589
Services	1,101,414	2,135,296	491,781	629,407	184,536	49,106	4,591,540
Municipalities	—	—	1,181,671	155,528	—	16,750	1,353,949
Lease financing	—	—	—	2,172,824	—	19,841	2,192,665
Consumer(1)	—	30	—	18,100,141	3,245	233,405	18,336,821
Others	20,437	2,031,238	506,805	410,493	172,733	3,517	3,145,223

Total domestic	15,389,155	15,135,225	2,388,254	26,194,374	1,099,661	564,575	60,771,244

	G 1-3	G 4-6	—	Other	G 7	Other	Total
Foreign:
Public sector	86,490	42,137	—	34,310	—	1,544	164,481
Financial institutions	2,461,053	210,771	—	1,124,623	5,054	23,504	3,825,005
Commerce and industry	13,364,752	2,369,304	—	3,457,416	455,691	134,666	19,781,829
Lease financing	—	—	—	286,219	—	12,839	299,058
Others	872,088	136,065	—	342,176	394	13,747	1,364,470

Total foreign	16,784,383	2,758,277	—	5,244,744	461,139	186,300	25,434,843

Total	¥32,173,538	¥17,893,502	¥2,388,254	¥31,439,118	¥1,560,800	¥750,875	¥86,206,087

(1)	The balance in the grade category of “Other” in Consumer includes housing loans, which amounted to ¥13,756,579 million and ¥94,374 million for the borrower category of Normal and Requiring Caution, respectively.

	At March 31, 2014
	Normal				Requiring Caution
	J 1-3	J 4-6	Japanese government and local municipal corporations	Other	J 7	Other	Total
	(In millions)
Domestic:
Manufacturing	¥3,723,591	¥2,188,551	¥—	¥1,566,722	¥233,866	¥87,221	¥7,799,951
Agriculture, forestry, fisheries and mining	87,592	34,813	3,045	7,065	40,257	960	173,732
Construction	185,049	308,505	—	493,417	37,400	46,539	1,070,910
Transportation, communications and public enterprises	2,397,303	1,921,990	111,672	485,042	46,149	56,860	5,019,016
Wholesale and retail	1,860,641	2,139,905	—	1,034,905	134,094	91,861	5,261,406
Finance and insurance	1,606,729	326,398	5,005	563,726	2,981	15,098	2,519,937
Real estate and goods rental and leasing	3,272,649	2,839,783	89,650	1,237,810	162,963	126,737	7,729,592
Services	1,013,361	1,868,702	635,642	862,864	155,969	96,042	4,632,580
Municipalities	—	—	1,132,713	130,356	—	15,941	1,279,010
Lease financing	—	—	—	2,090,725	—	20,786	2,111,511
Consumer(1)	—	295	—	18,307,660	3,693	257,583	18,569,231
Others	18,184	2,172,201	164,974	428,406	279,419	7,355	3,070,539

Total domestic	14,165,099	13,801,143	2,142,701	27,208,698	1,096,791	822,983	59,237,415

	G 1-3	G 4-6	—	Other	G 7	Other	Total
Foreign:
Public sector	99,933	11,657	—	50,475	—	1,572	163,637
Financial institutions	2,356,086	138,722	—	905,457	2,901	21,262	3,424,428
Commerce and industry	11,366,457	1,885,847	—	2,625,543	252,163	101,470	16,231,480
Lease financing	—	—	—	247,002	—	11,669	258,671
Others	623,492	92,168	—	215,036	210	9,162	940,068

Total foreign	14,445,968	2,128,394	—	4,043,513	255,274	145,135	21,018,284

Total	¥28,611,067	¥15,929,537	¥2,142,701	¥31,252,211	¥1,352,065	¥968,118	¥80,255,699

(1)	The balance in the grade category of “Other” in Consumer includes housing loans, which amounted to ¥14,060,554 million and ¥99,978 million for the borrower category of Normal and Requiring Caution, respectively.

Loans and advances past due but not impaired

The SMFG Group assesses the credit quality of loans and advances taking into account past due information on a borrower basis, and does not comprehensively collate the data related to the age analysis of loans and advances that were past due but not impaired on an individual basis. The aggregate balances of loans and advances of borrowers with one or more facilities, where any of the facilities are past due for less than three months but not impaired as at March 31, 2015 and 2014 were ¥196,804 million and ¥201,904 million, respectively. Those aggregate balances therefore include individual loans and advances which are not past due. Thus, in the tables below, the SMFG Group provides the amount of loans and advances where the final payment at contractual maturity is past due, by geography and by industry, at March 31, 2015 and 2014. For reference, since all the loans and advances that are past due over three months are treated as impaired, those loans and advances are not included in the tables below.

	At March 31, 2015
	Past due up to 1 month	Past due 1-2 months	Past due 2-3 months	Total
	(In millions)
Domestic:
Manufacturing	¥1,617	¥41	¥56	¥1,714
Agriculture, forestry, fisheries and mining	13	—	20	33
Construction	630	118	74	822
Transportation, communications and public enterprises	480	42	9	531
Wholesale and retail	4,262	351	138	4,751
Finance and insurance	597	73	1,957	2,627
Real estate and goods rental and leasing	679	49	248	976
Services	1,771	234	140	2,145
Lease financing	359	19	92	470
Consumer	43,124	19,926	16,890	79,940
Others	4	13	1	18

Total domestic	53,536	20,866	19,625	94,027

Foreign:
Public sector	—	—	—	—
Financial institutions	1,266	1,058	32,911	35,235
Commerce and industry	7,428	4,538	21,289	33,255
Others	3,620	1,112	270	5,002

Total foreign	12,314	6,708	54,470	73,492

Total	¥65,850	¥27,574	¥74,095	¥167,519

	At March 31, 2014
	Past due up to 1 month	Past due 1-2 months	Past due 2-3 months	Total
	(In millions)
Domestic:
Manufacturing	¥2,150	¥221	¥87	¥2,458
Agriculture, forestry, fisheries and mining	—	—	22	22
Construction	1,077	212	112	1,401
Transportation, communications and public enterprises	599	112	98	809
Wholesale and retail	9,957	366	252	10,575
Finance and insurance	3,447	34	543	4,024
Real estate and goods rental and leasing	1,239	642	135	2,016
Services	2,357	448	118	2,923
Lease financing	794	35	29	858
Consumer	54,827	16,348	10,629	81,804
Others	127	2	1	130

Total domestic	76,574	18,420	12,026	107,020

Foreign:
Public sector	—	—	34	34
Financial institutions	13,180	119	10,108	23,407
Commerce and industry	22,504	8,028	3,969	34,501
Others	2,298	632	261	3,191

Total foreign	37,982	8,779	14,372	61,133

Total	¥114,556	¥27,199	¥26,398	¥168,153

Impaired loans and advances

The following table shows the impaired loans and advances, by geography and by industry, at March 31, 2015 and 2014.

	At March 31,
	2015	2014
	(In millions)
Domestic:
Manufacturing	¥167,108	¥216,159
Agriculture, forestry, fisheries and mining	7,146	3,258
Construction	43,161	80,077
Transportation, communications and public enterprises	59,984	66,536
Wholesale and retail	184,534	233,589
Finance and insurance	9,558	13,386
Real estate and goods rental and leasing	227,159	385,392
Services	183,021	220,033
Lease financing	18,638	21,391
Consumer	400,498	435,206
Others	65,999	88,769

Total domestic	1,366,806	1,763,796

Foreign:
Public sector	14	14
Financial institutions	20,415	2,647
Commerce and industry	195,645	169,066
Lease financing	9,070	8,723
Others	6,152	4,567

Total foreign	231,296	185,017

Total impaired loans and advances before allowance for loan losses	1,598,102	1,948,813

Less: Allowance for loan losses for impaired loans and advances	(699,207)	(857,095)

Net impaired loans and advances	¥898,895	¥1,091,718

Renegotiated loans and advances

The following table shows loans and advances at March 31, 2015 and 2014 that would otherwise be past due or impaired, but whose terms have been renegotiated without providing any financial concessions. These loans and advances are mainly classified as requiring caution in the table of “Loans and advances neither past due nor impaired” in the section “Loans and advances by credit quality category.”

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

	At March 31,
	2015	2014
	(In millions)
Renegotiated loans and advances	¥664,973	¥793,165

Trading assets and investment securities

The following table shows an analysis of trading assets, financial assets at fair value through profit or loss, held-to-maturity investments and available-for-sale financial assets based on the external rating system at March 31, 2015 and 2014, excluding equity instruments. Collateral is generally not obtained directly from the issuers.

	At March 31, 2015
	Trading assets	Financial assets at fair value through profit or loss	Held-to-maturity investments	Available-for-sale financial assets	Total
	(In millions)
AAA	¥460,501	¥—	¥—	¥3,009,194	¥3,469,695
AA- to AA+	1,865,555	1,615,640	3,396,895	10,729,868	17,607,958
A- to A+	275,434	—	—	216,447	491,881
Lower than A-	15,612	—	—	436,979	452,591
Unrated	1,491	38,619	—	20,960	61,070

Total	¥2,618,593	¥1,654,259	¥3,396,895	¥14,413,448	¥22,083,195

	At March 31, 2014
	Trading assets	Financial assets at fair value through profit or loss	Held-to-maturity investments	Available-for-sale financial assets	Total
	(In millions)
AAA	¥376,755	¥—	¥—	¥2,410,421	¥2,787,176
AA- to AA+	2,625,926	1,648,261	4,515,636	9,415,540	18,205,363
A- to A+	236,544	—	12,618	258,991	508,153
Lower than A-	17,269	—	—	349,463	366,732
Unrated	6,591	49,611	—	39,881	96,083

Total	¥3,263,085	¥1,697,872	¥4,528,254	¥12,474,296	¥21,963,507

There are no impaired available-for-sale financial assets at March 31, 2015 and 2014 in the tables above.

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

Liquidity risk is defined as the uncertainty around the ability to meet debt obligations without incurring unacceptably large losses. An example of such risk is the possible inability to meet current and future cash flow/collateral needs, both expected and unexpected. In such cases, the SMFG Group may be required to raise funds at less than favorable rates or be unable to raise sufficient funds for settlement. The purpose of liquidity risk management is to ensure that the SMFG Group is in a position to address its liquidity obligations through monitoring the liquidity gap between assets and liabilities, and maintaining highly liquid supplementary funding resources.

On the basis of the Group-wide basic policies for risk management, the SMFG Group has a quantitative management process to control market and liquidity risks on a Group-wide basis by setting allowable risk limits by company. The SMFG Group at least annually reviews and identifies which companies primarily carry the market and liquidity risks within the Group. The SMFG Group sets permissible levels and upper limits of risk for each identified company in consideration of those companies’ business plans. The SMFG Group ensures that each identified company establishes a risk management system that is appropriate to the risks it faces, and has built-in transparent risk management processes, clearly separating front office, middle office and back office operations, and establishing a control system of mutual checks and balances.

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

The aggregate VaR for the SMFG Group’s total trading activities at March 31, 2015 was ¥14.5 billion, an increase from ¥9.5 billion at March 31, 2014 primarily due to an increase in the net risk exposure of equities.

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the fiscal year ended March 31, 2015:
SMBC Consolidated
Maximum	¥11.9	¥3.6	¥9.6	¥1.1	¥19.0
Minimum	4.6	0.7	3.1	0.6	8.9
Daily average	6.7	1.7	5.9	0.8	13.9
At March 31, 2015	6.5	1.3	5.9	1.0	13.8
SMFG Consolidated
Maximum	¥12.5	¥3.6	¥9.9	¥1.1	¥20.2
Minimum	5.4	0.7	3.2	0.6	9.9
Daily average	7.4	1.7	6.2	0.8	14.8
At March 31, 2015	7.2	1.3	6.0	1.0	14.5

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the fiscal year ended March 31, 2014:
SMBC Consolidated
Maximum	¥7.7	¥4.6	¥19.0	¥1.1	¥27.9
Minimum	3.6	0.5	2.8	0.2	7.6
Daily average	5.0	2.0	7.3	0.6	13.7
At March 31, 2014	4.3	0.6	3.2	0.9	8.5
SMFG Consolidated
Maximum	¥8.3	¥4.6	¥19.3	¥1.1	¥28.8
Minimum	4.2	0.5	3.0	0.2	8.2
Daily average	5.7	2.0	7.5	0.6	14.6
At March 31, 2014	5.2	0.6	3.3	0.9	9.5

(1)	Total for “Maximum,” “Minimum,” and “Daily average” represent the maximum, minimum and daily average of the total of the trading book. For certain subsidiaries, the SMFG Group employs the standardized method and/or the historical simulation method for the VaR calculation method.

(b)	VaR for Non-Trading Activity

(i)	Banking

The aggregate VaR for the SMFG Group’s total banking activities at March 31, 2015 was ¥39.0 billion, a decrease from ¥41.5 billion at March 31, 2014 primarily due to a decrease in the net risk exposure of equities.

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the fiscal year ended March 31, 2015:
SMBC Consolidated
Maximum	¥23.7	¥0.0	¥40.3	¥0.0	¥45.1
Minimum	13.6	0.0	28.4	0.0	35.6
Daily average	18.2	0.0	33.7	0.0	40.7
At March 31, 2015	16.8	0.0	31.0	0.0	37.8
SMFG Consolidated
Maximum	¥24.6	¥0.0	¥40.4	¥0.0	¥46.1
Minimum	14.4	0.0	28.5	0.0	36.6
Daily average	19.2	0.0	33.8	0.0	41.7
At March 31, 2015	18.0	0.0	31.1	0.0	39.0

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the fiscal year ended March 31, 2014:
SMBC Consolidated
Maximum	¥27.9	¥0.0	¥39.9	¥0.0	¥48.0
Minimum	13.3	0.0	21.0	0.0	29.3
Daily average	18.9	0.0	30.6	0.0	39.1
At March 31, 2014	17.6	0.0	32.7	0.0	40.3
SMFG Consolidated
Maximum	¥29.0	¥0.0	¥40.0	¥0.0	¥49.2
Minimum	13.9	0.0	21.0	0.0	29.9
Daily average	20.0	0.0	30.6	0.0	40.2
At March 31, 2014	18.6	0.0	32.8	0.0	41.5

(1)	Total for “Maximum,” “Minimum,” and “Daily average” represent the maximum, minimum and daily average of the total of the banking book.

(ii)	Strategic Equity Investment

The aggregate VaR for the SMFG Group’s strategic equity investment at March 31, 2015 was ¥1,447.7 billion, an increase from ¥1,142.2 billion at March 31, 2014 primarily due to an increase in the fair value of the strategic equity investment portfolio.

Equities risk
(In billions)
For the fiscal year ended March 31, 2015:
SMBC Consolidated
Maximum	¥1,500.4
Minimum	1,067.9
Daily average	1,261.9
At March 31, 2015	1,400.5

SMFG Consolidated
Maximum	¥1,549.1
Minimum	1,105.3
Daily average	1,304.3
At March 31, 2015	1,447.7

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

In the event the economic value of a bank declines by more than 20% of total capital as a result of interest rate shocks, that bank would fall into the category of “outlier bank,” as stipulated under Pillar 2 of the Basel Capital Accord. This ratio, known as the outlier ratio, was 1.3% for SMBC on a consolidated basis at March 31, 2015, substantially below the 20% criterion. The decline in economic value based on outlier framework of SMBC on a consolidated basis is shown in the following table.

	At March 31,
	2015	2014
	(In billions, except percentages)
SMBC Consolidated
Total	¥132.6	¥83.0
Impact of yen interest rates	21.2	31.1
Impact of U.S. dollar interest rates	57.4	25.7
Impact of euro interest rates	25.5	18.6
Percentage of total capital	1.3%	0.9%

Note:	Decline in economic value is the decline of the present value of a banking portfolio after interest rate shocks (1st and 99th percentile of observed interest rate changes using a one-year holding period and an observation period of five years).

(b)	Foreign exchange risk

The principal SMFG Group companies set risk limits for each currency to manage the concentration of the foreign currency position. The foreign exchange risk is immaterial as shown above in VaR by risk category.

(c)	Strategic equity investment risk

The SMFG Group establishes limits on allowable risk for strategic equity investments and monitors the observance of those limits to keep stock price fluctuation risk within acceptable parameters. The SMFG Group has been reducing its strategic equity investments, and the balance is within a permitted level, which is less than 100% of the SMFG Group’s Tier 1 Capital.

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

A funding gap is defined as a maturity mismatch between a source of funds and the use of funds. SMBC actively manages this funding gap by setting limits on the size of gaps over a given time horizon and limiting reliance on short-term funding. These limits are established on both a SMBC-wide basis and individual branch basis, taking into account cash management planning, systemic factors, and funding status, among other factors. Additionally, funding gap limits are set for individual currencies if necessary. SMBC actively monitors funding gaps on a daily basis. Further, stress tests are regularly carried out by simulating the impact triggered, for example, by the outflow of deposits or having difficulties in funding from money markets, in order to thoroughly comprehend the amount required to fund when the liquidity risk is realized. Additionally, funding liquidity is maintained by holding assets, such as U.S. government bonds, which can be immediately converted to cash, or establishing borrowing facilities to be used as supplementary funding sources in an emergency, in order to smoothly raise the required funds even during market disruption.

Furthermore, contingency plans are developed to respond to the liquidity risk when being realized, by creating detailed action plans such as lowering the upper limit for the funding gap, depending on the existing situation (i.e. normal, concerned, or critical) and the respective circumstances.

Maturity analysis of financial liabilities at March 31, 2015 and 2014

The following tables show a maturity analysis of the contractual undiscounted cash flows for financial liabilities at March 31, 2015 and 2014. The amount of interest on debt instruments is not included in the maturity tables below due to its insignificance.

	At March 31, 2015
	On demand	Not later than three months	Later than three months and not later than one year	Later than one year and not later than three years	Later than three years and not later than five years	Later than five years	Total
	(In millions)
Non-derivative financial instruments:
Deposits	¥62,276,711	¥32,080,713	¥15,994,708	¥3,961,005	¥653,803	¥847,997	¥115,814,937
Call money and bills sold	19,926	5,843,087	10,111	—	—	—	5,873,124
Repurchase agreements and cash collateral on securities lent	1,458	8,818,625	—	—	—	—	8,820,083
Trading liabilities	2,193,400	—	—	—	—	—	2,193,400
Borrowings	87,714	3,577,107	3,691,319	665,327	926,245	2,166,598	11,114,310
Debt securities in issue	—	4,434,310	1,402,856	1,799,923	942,988	2,461,070	11,041,147
Lease payable	—	5,614	16,291	35,407	29,340	19,389	106,041
Other financial liabilities	1,370,975	3,315,104	203,328	20,163	15,119	95,316	5,020,005
Off balance sheet items:
Loan commitments	53,665,583	—	—	—	—	—	53,665,583
Financial guarantee contracts	7,076,536	—	—	—	—	—	7,076,536

Total non-derivative financial instruments	¥126,692,303	¥58,074,560	¥21,318,613	¥6,481,825	¥2,567,495	¥5,590,370	¥220,725,166

Derivative financial instruments	¥6,739,787	¥—	¥—	¥—	¥—	¥—	¥6,739,787

	At March 31, 2014
	On demand	Not later than three months	Later than three months and not later than one year	Later than one year and not later than three years	Later than three years and not later than five years	Later than five years	Total
	(In millions)
Non-derivative financial instruments:
Deposits	¥58,635,610	¥27,677,012	¥16,359,547	¥4,264,294	¥644,332	¥777,013	¥108,357,808
Call money and bills sold	2,536	4,109,688	205	—	—	—	4,112,429
Repurchase agreements and cash collateral on securities lent	723	7,040,352	—	—	—	—	7,041,075
Trading liabilities	1,865,243	—	—	—	—	—	1,865,243
Borrowings	80,352	1,415,383	3,521,522	909,808	446,887	1,994,568	8,368,520
Debt securities in issue	—	3,152,557	1,034,959	1,736,751	737,363	2,102,788	8,764,418
Lease payable	—	5,002	15,063	31,109	22,267	24,843	98,284
Other financial liabilities	1,477,708	3,113,458	15,268	25,233	18,605	53,512	4,703,784
Off balance sheet items:
Loan commitments	49,285,032	—	—	—	—	—	49,285,032
Financial guarantee contracts	6,396,144	—	—	—	—	—	6,396,144

Total non-derivative financial instruments	¥117,743,348	¥46,513,452	¥20,946,564	¥6,967,195	¥1,869,454	¥4,952,724	¥198,992,737

Derivative financial instruments	¥4,980,991	¥—	¥—	¥—	¥—	¥—	¥4,980,991

Notes:

1.	Embedded derivatives which are separately accounted for, but presented together with the host contract in the consolidated statement of financial position are not included in the contractual tables above as they relate to the interest cash flow of the host contract, which are also not included in the tables above.
2.	Derivative financial instruments are recorded at fair value and included in the column “On demand.” These instruments are not used for hedging under IAS 39 and the fair value represents the cash flow on demand.

Balance of loans and advances, and deposits at March 31, 2015 and 2014

The following table presents the balance of loans and advances, and deposits at March 31, 2015 and 2014. The balance of deposits, which was mainly composed of individual customer deposits at March 31, 2015 and 2014, exceeded the balance of loans and advances at the same time due to the stable deposit base in Japan.

	At March 31,
	2015	2014
	(In millions)
Loans and advances	¥86,971,716	¥81,244,982
Deposits	115,833,980	108,370,494

The following table presents a breakdown of deposits by domestic and foreign offices. Domestic inter-bank money was classified as “Call money and bills sold” and not included in “Deposits” in the consolidated statement of financial position. Over half of domestic deposits was composed of individual customer deposits.

	At March 31,
	2015	2014
	(In millions)
Domestic offices:
Non-interest-bearing demand deposits	¥15,387,795	¥14,465,654
Interest-bearing demand deposits	40,593,134	38,652,993
Deposits at notice	821,717	871,081
Time deposits	24,186,585	24,136,904
Negotiable certificates of deposit	5,705,862	5,458,722
Others	5,736,495	4,977,829

Total domestic offices	92,431,588	88,563,183

Foreign offices:
Non-interest-bearing demand deposits	862,698	607,657
Interest-bearing demand deposits	1,448,643	1,129,154
Deposits at notice	7,968,300	6,499,694
Time deposits	4,897,880	3,200,421
Negotiable certificates of deposit	8,120,036	8,254,818
Others	104,835	115,567

Total foreign offices	23,402,392	19,807,311

Total deposits	¥115,833,980	¥108,370,494

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

In December 2010, the BCBS published the new Basel III rules text to implement the Basel III framework, which sets out higher and better-quality capital, better risk coverage, the introduction of a leverage ratio as a backstop to the risk-based requirement, measures to promote the build-up of capital that can be drawn down in periods of stress, and the introduction of two global liquidity standards. The main measures of the minimum capital requirements in the Basel III framework began on January 1, 2013 and will be fully applied from January 1, 2019.

These capital reforms increase the minimum common equity requirement from 2% to 4.5% and require banks to hold a capital conservation buffer of 2.5% to withstand future periods of stress, bringing the total common equity requirement to 7%. The Tier 1 capital requirement will also be increased from 4% to 6%, resulting in a total requirement of 8.5% when combined with the above-mentioned conservation buffer. The total capital requirement remains at the existing level of 8% but also increases to 10.5% due to the capital conservation buffer. In addition, a countercyclical buffer within a range of 0% to 2.5% of common equity or other fully loss-absorbing capital will be implemented according to national circumstances. The Group of Central Bank Governors and Heads of Supervision also agreed on transitional arrangements for implementing the new requirements.

To reflect the Basel III framework the FSA changed its capital adequacy guidelines. Under the FSA capital adequacy guidelines, the new capital requirements are being phased in from March 31, 2013 through March 31, 2019. On March 31, 2013, the minimum Common Equity Tier 1 capital requirement and Tier 1 capital requirement were raised to 3.5% and 4.5%, respectively. The minimum Common Equity Tier 1 capital requirement and Tier 1 capital requirement rose to 4% and 5.5%, respectively on March 31, 2014, and rose to 4.5% and 6%, respectively on March 31, 2015. Meanwhile the capital conservation buffer and countercyclical buffer, which will be phased in from January 1, 2016 under the Basel III accord, have not yet been incorporated into the FSA capital adequacy guidelines.

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

Regulatory capital

The table below presents the SMFG Group’s total capital ratio, total capital and risk-weighted assets under Japanese GAAP at March 31, 2015 and 2014 based on the Basel III rules.

	At March 31,
	2015	2014
	(In billions, except percentages)
Total risk-weighted capital ratio (consolidated)	16.58%	15.51%
Tier 1 risk-weighted capital ratio (consolidated)	12.89%	12.19%
Common Equity Tier 1 risk-weighted capital ratio (consolidated)	11.30%	10.63%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥10,965.9	¥9,561.4
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	8,528.6	7,514.3
Common Equity Tier 1 capital	7,476.5	6,550.8
Risk-weighted assets	66,136.8	61,623.3
The amount of minimum capital requirements	5,290.9	4,929.9

46	RELATED-PARTY TRANSACTIONS

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

The transaction amounts included in the accounts, in aggregate, by category of related party were as follows:

Transactions with associates and joint ventures

	At March 31,
	2015	2014
	(In millions)
Assets:
Loans and advances	¥244,620	¥192,460
Others	12,954	1,855

Liabilities:
Deposits	¥161,595	¥147,181
Others	30,036	4,972

	For the fiscal year ended March 31,
	2015	2014	2013
	(In millions)
Income statement:
Income (interest income, and fee and commission income)	¥23,952	¥19,608	¥21,016
Expense (interest expense and other expenses)	20,322	19,124	18,415

Financial guarantees issued by the SMFG Group for its associates at March 31, 2015 and 2014 were ¥42,361 million and nil, respectively.

Loan commitments to associates and joint ventures at March 31, 2015 and 2014 were ¥148,494 million and ¥200,165 million, respectively.

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

	At March 31,
	2015	2014
	(In millions)
Assets:
Loans and advances	¥1	¥—

Liabilities:
Deposits	¥2,195	¥1,782
Others	73	73

Compensation of Key Management Personnel

The following table presents the compensation expenses of key management personnel.

	For the fiscal year ended March 31,
	2015	2014	2013
	(In millions)
Short-term employee benefits	¥1,463	¥1,232	¥1,296
Share-based compensation	251	206	229

The details of the share-based compensation plan are described in Note 39 “Share-Based Payment.”

There were no post-employment benefits, other long-term benefits and termination benefits for the fiscal years ended March 31, 2015, 2014 and 2013.

47	PRINCIPAL SUBSIDIARIES

Principal Subsidiaries

The SMFG Group’s principal subsidiaries at March 31, 2015 are shown in the list below. The SMFG Group consolidates all entities that the SMFG Group controls. The SMFG Group controls an entity when the SMFG Group is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

Principal domestic subsidiaries

Company Name	Proportion of Ownership Interest(1)	Proportion of Voting Rights(1)		Main Business
	(%)	(%)
Sumitomo Mitsui Banking Corporation	100.0	100.0		Commercial banking
THE MINATO BANK, LTD.	6.0	46.4	(2)	Commercial banking
Kansai Urban Banking Corporation	59.8	60.1		Commercial banking
SMBC Trust Bank Ltd.	100.0	100.0		Trust banking
SMBC Guarantee Co., Ltd.	100.0	100.0		Credit guarantee
Sumitomo Mitsui Finance and Leasing Company, Limited	60.0	60.0		Leasing
SMBC Nikko Securities Inc.	100.0	100.0		Securities
SMBC Friend Securities Co., Ltd.	100.0	100.0		Securities
Sumitomo Mitsui Card Company, Limited	65.9	65.9		Credit card
Cedyna Financial Corporation	100.0	100.0		Credit card and consumer credit
SMBC Consumer Finance Co., Ltd.	100.0	100.0		Consumer lending
SAKURA CARD CO., LTD.	100.0	100.0		Credit card
Mobit Co., LTD.	100.0	100.0		Consumer lending
SMM Auto Finance, Inc.	51.0	51.0		Automobile sales financing
SMBC Finance Service Co., Ltd.	100.0	100.0		Collecting agent and factoring
The Japan Research Institute, Limited	100.0	100.0		System development, data processing, management consulting and economic research
SAKURA KCS Corporation	50.2	50.2		System engineering and data processing
Financial Link Co., Ltd.	100.0	100.0		Data processing service and consulting
SMBC Venture Capital Co., Ltd.	40.0	40.0		Venture capital
SMBC Consulting Co., Ltd.	100.0	100.0		Management consulting and information services
Japan Pension Navigator Co., Ltd.	69.7	69.7		Operational management of defined contribution pension plans

(1)	Percentages of proportion of ownership interest and proportion of voting rights have been truncated.
(2)	The SMFG Group has a 6.0% direct holding in THE MINATO BANK, LTD., and can control a further 40.4% of the voting rights held by SMBC’s retirement benefit trust under contractual agreements between SMBC and the retirement benefit trust.

Principal foreign subsidiaries

Company Name	Country of Incorporation	Proportion of Ownership Interest(1)	Proportion of Voting Rights(1)	Main Business
		(%)	(%)
Sumitomo Mitsui Banking Corporation Europe Limited	U.K.	100.0	100.0	Commercial banking
Sumitomo Mitsui Banking Corporation (China) Limited	China	100.0	100.0	Commercial banking
Manufacturers Bank	U.S.A.	100.0	100.0	Commercial banking
Sumitomo Mitsui Banking Corporation of Canada	Canada	100.0	100.0	Commercial banking
Banco Sumitomo Mitsui Brasileiro S.A.	Brazil	100.0	100.0	Commercial banking
JSC Sumitomo Mitsui Rus Bank	Russia	100.0	100.0	Commercial banking
PT Bank Sumitomo Mitsui Indonesia	Indonesia	98.4	98.4	Commercial banking
Sumitomo Mitsui Banking Corporation Malaysia Berhad	Malaysia	100.0	100.0	Commercial banking
SMBC Leasing and Finance, Inc.	U.S.A.	100.0	100.0	Leasing
SMBC Aviation Capital Limited	Ireland	90.0	90.0	Leasing
SMBC Nikko Securities America, Inc.	U.S.A.	100.0	100.0	Securities
SMBC Nikko Capital Markets Limited	U.K.	100.0	100.0	Securities
SMBC Capital Markets, Inc.	U.S.A.	100.0	100.0	Derivatives

(1)	Percentages of proportion of ownership interest and proportion of voting rights have been truncated.

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

At March 31, 2015 and 2014, the consolidated ABCP conduits had total assets of ¥910,023 million and ¥721,996 million, respectively. The total notional amounts of the liquidity and credit enhancement facilities provided by the SMFG Group to the consolidated ABCP conduits at March 31, 2015 and 2014 were ¥1,101,988 million and ¥846,298 million, respectively, all of which were undrawn.

The SMFG Group did not provide any financial or other support, without having a contractual obligation to do so, to consolidated structured entities during the fiscal years ended March 31, 2015 and 2014.

Unconsolidated Structured Entities

The following tables represent the carrying amounts of the SMFG Group’s interests in unconsolidated structured entities recognized in its consolidated statement of financial position by line item and the maximum exposure to loss from its interests at March 31, 2015 and 2014.

	At March 31, 2015
	Securitizations	Investment funds	Structured finance	Others	Total
	(In millions)
Interests in unconsolidated structured entities recognized in:
Trading assets	¥—	¥192,057	¥—	¥—	¥192,057
Financial assets at fair value through profit or loss	—	—	—	100,000	100,000
Investment securities	5,996	1,457,674	59,190	5,485	1,528,345
Loans and advances	1,351,933	—	4,078,942	367,706	5,798,581

Total	¥1,357,929	¥1,649,731	¥4,138,132	¥473,191	¥7,618,983

Maximum exposure to loss from interests in unconsolidated structured entities	¥1,586,349	¥1,649,731	¥4,831,148	¥604,315	¥8,671,543

	At March 31, 2014
	Securitizations	Investment funds	Structured finance	Others	Total
	(In millions)
Interests in unconsolidated structured entities recognized in:
Trading assets	¥—	¥103,105	¥—	¥—	¥103,105
Financial assets at fair value through profit or loss	—	—	—	101,030	101,030
Investment securities	3,421	1,053,715	60,984	5,610	1,123,730
Loans and advances	779,586	—	3,643,803	294,237	4,717,626

Total	¥783,007	¥1,156,820	¥3,704,787	¥400,877	¥6,045,491

Maximum exposure to loss from interests in unconsolidated structured entities	¥1,010,451	¥1,158,027	¥4,111,431	¥432,236	¥6,712,145

An interest in a structured entity refers to contractual and non-contractual involvement that exposes the SMFG Group to variability of returns from the performance of the structured entity. Such interests include the holding of equity or debt instruments as well as the provision of loans, loan commitments and guarantees. Interest rate and currency derivatives that expose the SMFG Group mainly to market risk, or CDS that are designed to transfer risk from the SMFG Group to a structured entity are not regarded as an interest in a structured entity since they do not expose the SMFG Group to variability of returns from the performance of the structured entity. These derivatives are therefore not included in the tables above.

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

The SMFG Group did not provide any financial or other support, without having a contractual obligation to do so, to unconsolidated structured entities during the fiscal years ended March 31, 2015 and 2014.

Securitizations

Securitization entities are established to securitize third parties’ assets which mainly consist of auto loan receivables, residential and commercial mortgage loans and trade accounts receivable. These entities purchase those assets through loans or notes issued with multiple tranches. The SMFG Group provides loans and loan commitments to these entities or holds senior notes issued by them, in some cases with credit loss protection through guarantees or other credit enhancements provided by the sellers.

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

Others

The SMFG Group provides financing to other types of structured entities such as third party structured entities and repackaging vehicles to facilitate its clients’ funding requirements. The SMFG Group’s interests in such entities consist of loans and loan commitments as well as notes issued by these entities.

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

The carrying amount of assets transferred to and income received from sponsored unconsolidated structured entities, where the SMFG Group did not have an interest at the end of the reporting periods, were not significant for the fiscal years ended March 31, 2015 and 2014.

49	ACQUISITIONS

Fiscal Years Ended March 31, 2015 and 2014

There were no material acquisitions that were accounted for as business combinations during the fiscal years ended March 31, 2015 and 2014.

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

Pro forma financial information

It is estimated that the SMFG Group would have reported total operating income of ¥2,904,052 million and net profit of ¥655,715 million for the fiscal year ended March 31, 2013 if the acquisition of SMBC Aviation Capital had occurred on April 1, 2012.

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

The following tables present an analysis of financial assets and liabilities, excluding cash and deposits with banks, trading assets and liabilities, and derivative financial instruments, by amounts recovered or settled, not more than twelve months or more than twelve months, at March 31, 2015 and 2014.

	At March 31, 2015
	Amounts recovered or settled
	Not more than twelve months	More than twelve months	Total
	(In millions)
Assets:
Call loans and bills bought	¥1,272,267	¥54,698	¥1,326,965
Reverse repurchase agreements and cash collateral on securities borrowed	7,096,618	121,880	7,218,498
Financial assets at fair value through profit or loss	—	1,785,684	1,785,684
Investment securities:
Held-to-maturity investments	1,393,712	2,003,183	3,396,895
Available-for-sale financial assets	3,759,843	17,082,918	20,842,761
Loans and advances	29,400,474	57,571,242	86,971,716
Other financial assets	2,434,897	130,828	2,565,725
Liabilities:
Deposits	¥110,352,284	¥5,481,696	¥115,833,980
Call money and bills sold	5,873,124	—	5,873,124
Repurchase agreements and cash collateral on securities lent	8,820,083	—	8,820,083
Borrowings	7,377,283	3,839,769	11,217,052
Debt securities in issue	5,837,235	5,214,196	11,051,431
Other financial liabilities	4,889,407	130,598	5,020,005

	At March 31, 2014
	Amounts recovered or settled
	Not more than twelve months	More than twelve months	Total
	(In millions)
Assets:
Call loans and bills bought	¥1,189,457	¥58,778	¥1,248,235
Reverse repurchase agreements and cash collateral on securities borrowed	4,087,075	216,046	4,303,121
Financial assets at fair value through profit or loss	—	1,840,255	1,840,255
Investment securities:
Held-to-maturity investments	1,105,160	3,423,094	4,528,254
Available-for-sale financial assets	5,146,067	12,378,677	17,524,744
Loans and advances	26,922,999	54,321,983	81,244,982
Other financial assets	1,862,837	132,687	1,995,524
Liabilities:
Deposits	¥102,672,615	¥5,697,879	¥108,370,494
Call money and bills sold	4,112,429	—	4,112,429
Repurchase agreements and cash collateral on securities lent	7,041,075	—	7,041,075
Borrowings	5,036,607	3,426,756	8,463,363
Debt securities in issue	4,187,806	4,581,288	8,769,094
Other financial liabilities	4,606,434	97,350	4,703,784

51	CONDENSED FINANCIAL INFORMATION OF REGISTRANT (SMFG)

Condensed Statement of Financial Position

	At March 31,
	2015	2014
	(In millions)
Assets:
Deposits with SMBC	¥201,862	¥79,901
Investments in SMBC	5,175,789	5,175,789
Loans to SMBC	376,263	—
Investments in other subsidiaries and associates	985,374	985,374
Other assets	7,418	2,165
Current tax assets	102,967	42,245

Total assets	¥6,849,673	¥6,285,474

Liabilities and equity:
Short-term borrowings from SMBC	¥1,228,030	¥1,228,030
Long-term borrowings	31,000	—
Debt securities in issue due to other subsidiaries	267,974	392,900
Debt securities in issue	343,989	—
Other liabilities	9,223	5,104

Total liabilities	1,880,216	1,626,034

Shareholders’ equity	4,969,457	4,659,440

Total liabilities and shareholders’ equity	¥6,849,673	¥6,285,474

Condensed Income Statement

	For the fiscal year ended March 31,
	2015	2014	2013
	(In millions)
Income:
Interest income from SMBC(1)	¥9,641	¥46	¥63
Dividends from SMBC	485,449	190,397	152,148
Dividends from other subsidiaries and associates	18,649	16,436	13,294
Fees and commission income from subsidiaries	13,800	13,476	14,120
Other income(1)	98	96	4,473

Total income	527,637	220,451	184,098

Expense:
Interest expense to SMBC	5,895	6,171	7,362
Interest expense to other subsidiaries	16,170	16,468	16,468
Interest expense	8,886	—	—
Operating and other expense	10,712	8,790	7,889

Total expense	41,663	31,429	31,719

Profit before tax	485,974	189,022	152,379
Income tax expense	4	4	4

Net profit	¥485,970	¥189,018	¥152,375

(1)	Prior period amounts have been reclassified to conform to the current presentation.

Condensed Statement of Cash Flows

	For the fiscal year ended March 31,
	2015	2014	2013
	(In millions)
Operating Activities:
Profit before tax	¥485,974	¥189,022	¥152,379
Income taxes refund (paid)—net	(60,722)	(9,146)	160
Other operating activities—net	(641)	286	(4,160)

Net cash and cash equivalents provided by operating activities	424,611	180,162	148,379

Investing Activities:
Loans provided to SMBC	(346,268)	—	—
Other investing activities—net	(35)	(191)	(76)

Net cash and cash equivalents used in investing activities	(346,303)	(191)	(76)

Financing Activities:
Proceeds from issuance of Long-term borrowings	31,000	—	—
Proceeds from issuance of debt securities	315,268	—	—
Redemption of debt securities	(126,200)	—	—
Dividends paid	(176,271)	(176,281)	(138,694)
Purchases of treasury stock and proceeds from sale of treasury stock—net	(144)	(481)	(240)

Net cash and cash equivalents provided by (used in) financing activities	43,653	(176,762)	(138,934)

Net increase of cash and cash equivalents	121,961	3,209	9,369
Cash and cash equivalents at beginning of period	79,901	76,692	67,323

Cash and cash equivalents at end of period	¥201,862	¥79,901	¥76,692

Investments in subsidiaries and associates

Investments in subsidiaries and associates are stated at cost. SMFG recognizes dividend income from subsidiaries and associates when its right to receive payment is established.

Investments in other subsidiaries and associates include equity investments in SMFL, SMBC Friend Securities, SMFG Card & Credit, Inc., SMBC Consumer Finance and others at March 31, 2015 and 2014. These companies are incorporated in Japan, and the proportion of ownership interest of SMFG in these companies was the same as described in Note 11 “Investments in Associates and Joint Ventures,” and Note 47 “Principal Subsidiaries.”

Long-term obligations

SMFG had perpetual subordinated bonds of ¥267 billion outstanding to its subsidiary, SMFG Preferred Capital JPY 3 Limited, at March 31, 2015. The interest rates of these bonds are fixed until January 2020, which range from 4.0% to 4.5% per annum, and will be floating thereafter. SMFG Preferred Capital JPY 3 Limited issued preferred securities to purchase these bonds.

During the fiscal year ended March 31, 2015, SMFG issued subordinated long-term borrowings amounting to ¥31 billion and subordinated bonds amounting to ¥345 billion including ¥1 billion outstanding to its subsidiary. For additional information, refer to Note 18 “Borrowings” and Note 19 “Debt Securities in Issue.”

Guarantees

SMFG provided guarantee of ¥259 billion and ¥230 billion at March 31, 2015 and 2014, respectively, to the Deposit Protection Fund of the Association of German Banks with regard to the deposits of the SMBC Dusseldorf branch.

EXHIBIT INDEX

Exhibit number	Description of Exhibit
Exhibit 1.1	Articles of Incorporation of Sumitomo Mitsui Financial Group, Inc., as amended on June 26, 2015 (English translation)

Exhibit 1.2	Regulations of Board of Directors of Sumitomo Mitsui Financial Group, Inc., as amended on May 1, 2015 (English translation)

Exhibit 1.3	Share Handling Regulations of Sumitomo Mitsui Financial Group, Inc., as amended on April 1, 2012 (English translation)*

Exhibit 2.1	Form of Deposit Agreement among the registrant, Citibank, N.A., as Depositary, and all owners and holders from time to time of American Depositary Shares issued thereunder**

Exhibit 8	List of subsidiaries of Sumitomo Mitsui Financial Group, Inc., at March 31, 2015

Exhibit 11	Code of Ethics of Sumitomo Mitsui Financial Group, Inc.***

Exhibit 12.1	CEO Certification Required by Rule 13a-14(a) (17 CFR 240.13a-14(a))

Exhibit 12.2	CFO Certification Required by Rule 13a-14(a) (17 CFR 240.13a-14(a))

Exhibit 13.1	Certification Required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

Exhibit 13.2	Certification Required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

*	Incorporated by reference to our annual report on Form 20-F (File No. 001-34919) filed on July 23, 2012.
**	Incorporated by reference to our registration statement on Form 20-F (File No. 001-34919) filed on October 20, 2010.
***	Incorporated by reference to our annual report on Form 20-F (File No. 001-34919) filed on July 29, 2011.