Form 20-F
period 2016-03-31
SUMITOMO MITSUI FINANCIAL GROUP, INC.
filed 2016-06-29
CIK 1022837

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2016

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

Takeshi Mikami

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

At March 31, 2016, the following shares of capital stock were outstanding: 1,414,055,625 shares of common stock (including 46,830,882 shares of common stock held by the registrant and its consolidated subsidiaries and equity-method associates as treasury stock).

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

3.A.    SELECTED FINANCIAL DATA

Selected Financial Data

The following selected financial data at and for each of the five fiscal years ended March 31, 2016, 2015, 2014, 2013 and 2012 have been derived from our consolidated financial statements. You should read this data together with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this annual report.

	For the fiscal year ended and at March 31,
	2016	2015	2014	2013	2012
	(In millions, except per share data)
Consolidated income statement data:
Interest income	¥1,872,584	¥1,782,621	¥1,714,044	¥1,725,723	¥1,710,331
Interest expense	431,101	371,107	320,511	321,570	313,631

Net interest income	1,441,483	1,411,514	1,393,533	1,404,153	1,396,700

Fee and commission income	1,031,680	1,002,766	1,003,169	948,685	869,407
Fee and commission expense	131,381	129,253	127,959	127,054	132,562

Net fee and commission income	900,299	873,513	875,210	821,631	736,845

Net trading income	462,682	127,759	135,218	105,302	182,296
Net income from financial assets at fair value through profit or loss	12,260	22,678	58,586	15,794	33,734
Net investment income	375,229	371,064	332,265	223,404	239,365
Other income	496,273	525,905	429,541	324,403	245,563

Total operating income	3,688,226	3,332,433	3,224,353	2,894,687	2,834,503

Impairment charges (reversals) on financial assets	148,356	90,138	(14,275)	270,145	284,310

Net operating income	3,539,870	3,242,295	3,238,628	2,624,542	2,550,193

General and administrative expenses	1,706,263	1,621,897	1,522,990	1,447,116	1,374,540
Other expenses	538,963	505,614	428,780	287,896	238,937

Operating expenses	2,245,226	2,127,511	1,951,770	1,735,012	1,613,477

Share of post-tax profit (loss) of associates and joint ventures	31,056	18,124	19,454	19,593	(25,004)

Profit before tax	1,325,700	1,132,908	1,306,312	909,123	911,712

Income tax expense	372,878	409,947	414,076	255,300	460,779

Net profit	¥952,822	¥722,961	¥892,236	¥653,823	¥450,933

	For the fiscal year ended and at March 31,
	2016	2015	2014	2013	2012
	(In millions, except per share data)
Profit attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥843,920	¥614,070	¥766,388	¥535,976	¥338,260
Non-controlling interests	106,129	108,891	125,848	117,847	112,673
Other equity instruments holders	2,773	—	—	—	—
Earnings per share:
Basic	¥617	¥449	¥561	¥396	¥244
Diluted	617	449	561	395	243
Weighted average number of common shares in issue (in thousands of shares)	1,367,229	1,367,258	1,366,186	1,353,926	1,387,405
Dividends per share in respect of each fiscal year:
Common stock	¥155	¥125	¥125	¥100	¥100
	$1.38	$1.04	$1.22	$1.06	$1.22
Preferred stock (Type 6)(1)	¥—	¥—	¥—	¥—	¥44,250
	$—	$—	$—	$—	$539
Consolidated statement of financial position data:
Total assets	¥180,172,652	¥179,181,466	¥158,631,041	¥147,770,475	¥141,824,796
Loans and advances	88,862,371	86,971,716	81,244,982	75,987,057	72,536,813
Total liabilities	169,130,553	168,160,616	149,215,851	139,210,786	134,407,940
Deposits	125,940,797	115,833,980	108,370,494	101,021,413	92,853,566
Borrowings	9,914,129	11,217,052	8,463,363	6,475,543	10,412,858
Debt securities in issue	10,829,612	11,051,431	8,769,094	7,950,020	7,377,742
Total equity	11,042,099	11,020,850	9,415,190	8,559,689	7,416,856
Capital stock	2,337,896	2,337,896	2,337,896	2,337,896	2,337,896

(1)	On April 1, 2011, we acquired and cancelled all of the outstanding Type 6 preferred stock.

Exchange Rates

We maintain our accounts in yen. The following table sets forth for the indicated periods the median exchange rates for buying and selling spot dollars by telegraphic transfer against yen as determined by the Bank, expressed in Japanese yen per $1.00.

	High	Low	Period end	Average(1)
	(Yen per dollar)
Fiscal year ended March 31,
2012	¥85.47	¥75.99	¥82.13	¥78.98
2013	96.45	77.57	94.01	83.31
2014	105.37	92.91	102.88	100.47
2015	121.59	101.25	120.15	110.61
2016	125.51	111.17	112.62	120.12
Most recent six months:
December	123.30	120.21	120.53	121.86
January	120.81	117.05	120.81	118.34
February	121.17	111.98	113.61	115.08
March	113.96	111.17	112.62	113.03
April	112.39	107.99	109.77	109.84
May	110.94	106.46	110.94	109.13
June (through June 15, 2016)	110.64	106.06	106.06	107.50

(1)	Average exchange rates have been calculated by using the average of the exchange rates on the last day of each month during a fiscal year, except for the monthly average rates, which represent the averages of the exchange rates for each day of the relevant months.

The median exchange rate quotation by the Bank for buying and selling spot dollars by telegraphic transfer against yen on June 15, 2016 was ¥106.06 = $1.00.

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

Our financial condition and results of operations are materially affected by general economic conditions and financial markets in Japan and foreign countries, which would be influenced by the changes of various factors. These include fiscal and monetary policies, and laws, regulations and policies on financial markets. Those factors include, for example, the Japanese consumption tax rate. The Japanese consumption tax rate increased from 5% to 8% in April 2014 and was scheduled to further increase to 10% in April 2017. However, Japan’s Prime Minister announced in June 2016 that the increase in the consumption tax rate to 10% would be postponed until October 2019. In order to proceed with the postponement, the Consumption Tax Act and related laws must be amended. Furthermore, geopolitical instability in various parts of the world, including North Africa, the Middle East, Asia and Eastern Europe and material changes in regional economic or political unions or associations between countries, including, for example, the United Kingdom’s potential exit from the European Union as a result of the referendum held on June 23, 2016, could also contribute to economic instability in those and other regions, which could adversely affect Japanese and global economic conditions.

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

With respect to the quality of the capital base, certain capital instruments, including existing preferred securities and subordinated debt, are eligible for inclusion as Tier 1 capital or Tier 2 capital only for the phase-out period. Preferred stocks convertible into common stocks no longer qualify as Common Equity Tier 1 capital but would qualify as Additional Tier 1 capital if they satisfy certain requirements including the requirement of loss absorbency at the point of non-viability under the Basel III rules. In addition, securities with step-up clauses will no longer qualify as Additional Tier 1 capital, and if the relevant security is classified as a liability for accounting purposes, it must satisfy the requirement of loss absorbency at a pre-specified trigger point, which must be 5.125% or more of Common Equity Tier 1 risk-weighted capital ratio as well as the aforementioned requirement of loss absorbency at the point of non-viability to qualify as Additional Tier 1 capital. With respect to Tier 2 capital, under the Basel III rules, the relevant security must satisfy the requirement of loss absorbency at the point of non-viability to qualify as Tier 2 capital, and subordinated debt securities callable at the initiative of the issuer within five years or with step-up clauses can no longer qualify as Tier 2 capital.

With respect to the quantity of the capital base, the minimum Common Equity Tier 1 risk-weighted capital ratios applicable to us and the Bank have been 4.5% since March 2015. Moreover, we are required to hold a capital conservation buffer to withstand future periods of stress and a countercyclical buffer as additional capital to reduce the buildup of systemic risk in periods and locations of excessive credit growth. The capital conservation buffer is being phased in from March 2016, with the current ratio of 0.625% reaching 2.5% by March 2019. As a result, the total minimum Common Equity Tier 1 risk-weighted capital ratio will be increased to 7%, and the total minimum risk-weighted capital ratio will be increased to 10.5% in March 2019. The countercyclical buffer, which is being phased in from March 2016, is calculated as the weighted average of the buffers in effect in the jurisdictions to which we have credit exposure, with a maximum of 2.5% when fully implemented in March 2019.

In addition, in November 2014 and 2015, we and other organizations were identified by the Financial Stability Board (“FSB”) as Global Systemically Important Financial Institutions (“G-SIFIs”). The list of G-SIFIs is updated each year in November, and the requirements for additional capital, in the form of a capital surcharge above the Basel III minimum requirement, have been applied from 2016, initially to those financial institutions identified in November 2014 as G-SIFIs. This requirement is commonly referred to as the G-SIFI capital surcharge. Based on the list, we will be required to maintain an additional 1% of Common Equity Tier 1 capital as a percentage of risk-weighted assets when the requirement is fully applied from 2019. Under the phase-in requirements, we are currently required to maintain 0.25% of Common Equity Tier 1 capital as a percentage of risk-weighted assets. G-SIFIs will also be subject to a global standard for Total Loss-Absorbing Capacity (“TLAC”), which defines certain minimum requirements for total loss-absorbing capacity so that if G-SIFIs fail, they will have sufficient loss absorbing and recapitalization capacity available in resolution. In November 2015, the FSB published the final TLAC standard. As a G-SIFI, we will be subject to the final TLAC standard, as implemented in Japan.

At March 31, 2016, on a consolidated basis, our total risk-weighted capital ratio, Tier 1 risk-weighted capital ratio and Common Equity Tier 1 risk-weighted capital ratio were 17.02%, 13.68% and 11.81%, compared to the minimum required ratios of 8.875%, 6.875% and 5.375%, respectively. All the minimum required ratios stated above include the capital conservation buffer of 0.625% and the G-SIFI capital surcharge of 0.25%, but exclude the countercyclical buffer requirements.

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

If our capital ratios fall below required levels, the FSA may require us to take a variety of corrective actions, including withdrawal from all international operations or suspension of all or part of our and the Bank’s operations, which may indirectly affect our or the Bank’s ability to fulfill our and the Bank’s contractual obligations or may result in restrictions on our and the Bank’s businesses. Failure to maintain capital levels under the capital buffer requirements under Basel III and the requirement for the G-SIFI capital surcharge will result in restrictions on capital distributions, such as dividends, share buybacks, discretionary payments on other Tier 1 capital instruments and bonuses. In addition, some of the Bank’s domestic and overseas subsidiaries are also subject to local capital ratio requirements. Failure of those subsidiaries to meet local requirements may result in administrative actions or sanctions imposed by local regulatory authorities.

Future declines of securities prices on Japanese stock markets or other global markets could cause us to experience impairment losses and unrealized losses on our equity securities portfolio, which could negatively affect our financial condition, results of operations and regulatory capital position.

The reported value of our available-for-sale equity instruments accounted for 2.9% of our total assets at March 31, 2016, approximately 89.0% of which were Japanese equity securities. This value depends mainly on prices of the instruments in the stock market. In addition, the reported value, gross unrealized gains and losses, and cost of those available-for-sale equity instruments at March 31, 2016 are described in “Item 5.A. Operating Results—Investment Securities.”

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

We will further reduce our holdings of equity securities in order to reduce financial risks. Any disposal by us of equity holdings of our customers’ shares could adversely affect our relationships with those customers.

Changes in the levels or volatility of market rates or prices could adversely affect our financial condition and results of operations.

We engage in trading and investing activities dealing with various kinds of financial instruments such as bonds, equities, currencies, derivatives and funds. For example, we have substantial investments in debt securities. At March 31, 2016, we had ¥7 trillion of Japanese government bonds classified as available-for-sale financial assets, which accounted for approximately 3.6% of our total assets.

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

We have substantial exposure to corporate customers in the following sectors: real estate and goods rental and leasing, manufacturing, wholesale and retail, transportation, communications and public enterprises, and services, including electric utilities, and to individual customers mainly through housing loans. The financial conditions of those customers may be subject to changes in the industry-specific economic conditions, including, for example, fluctuations in oil and gas and other natural resource prices, as well as general economic conditions. In addition, adverse region-specific economic conditions could worsen our customers’ financial conditions or could decrease the value of our collateral provided to us in such regions. As a result, we may be required to record increases in our allowance for loan losses.

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

The ratio of impaired loans and advances to the total loans and advances, both net of allowance for loan losses, were 0.8%, 1.0% and 1.3% at March 31, 2016, 2015 and 2014, respectively. For further information, see “Item 5.A. Operating Results—Loans and Advances.”

A significant downgrade of our credit ratings could have a negative effect on us.

At the date of this annual report, SMFG has the long-term senior unsecured rating of A1 from Moody’s Japan K.K., (“Moody’s”), the issuer credit rating of A- from Standard & Poor’s Ratings Japan K.K., (“S&P”) and the foreign and local currency issuer default ratings of A/F1 from Fitch Ratings Japan Limited (“Fitch”). There can be no assurance that these ratings will be maintained.

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

In May 2014, we and the Bank announced a new medium-term management plan through March 2017. We believe that we have targeted appropriate business areas. However, our initiatives to offer new products and services and to increase sales of our existing products and services may not succeed, if market conditions do not stabilize, market opportunities develop more slowly than expected, our initiatives have less potential than we envisioned originally or the profitability of these products and services is undermined by competitive pressures. Consequently, we may be unable to achieve or maintain profitability in our targeted business areas.

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

Changes in the legal environment have severely and adversely affected the business performance of consumer lending and credit card companies. We have exposures to the risks specific to the consumer finance industry through our subsidiaries, including Cedyna Financial Corporation (“Cedyna”) and SMBC Consumer Finance Co., Ltd. (“SMBC Consumer Finance”).

Consumer lending and credit card companies had offered unsecured personal loans, which included loans with so-called “gray zone” interest in excess of the maximum rate prescribed by the Interest Rate Restriction Act (ranging from 15% to 20%) up to the 29.2% maximum rate permitted under the Act Regulating the Receipt of Contributions, Receipt of Deposits and Interest Rates (“Contributions Act”). However, amendments to laws regulating moneylenders, which increased the authority of government regulators, prohibited gray zone interest and introduced an upper limit on aggregate credit extensions to an individual by moneylenders at one-third of the borrower’s annual income, were promulgated in 2006 and became fully effective in June 2010. After the promulgation of such amendments, Cedyna, SMBC Consumer Finance and other companies engaged in related business reduced their interest rates on loans in preparation for the prohibition of gray zone interest. As a consequence, margins earned by those companies, as well as the amounts of loans extended, decreased.

In addition, as a result of court decisions unfavorable to those companies, claims for refunds of amounts paid in excess of the applicable maximum allowed rate by the Interest Rate Restriction Act have increased substantially. Although Cedyna, SMBC Consumer Finance and other subsidiaries have each recorded a provision for claims for refunds of gray zone interest on loans, we may be required to recognize additional losses if such provisions are determined to be insufficient, and the additional losses could have an adverse effect on our results of operations and financial condition.

Inability to generate sufficient future taxable profits or adverse changes to tax laws, regulatory requirements or accounting standards could have a negative impact on the recoverability of certain deferred tax assets.

We recognize deferred tax assets relating to tax losses carried forward and deductible temporary differences only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the temporary differences can be utilized. The deferred tax assets are quantified on the basis of currently enacted tax rates and accounting standards and are subject to change as a result of future changes to tax laws or the rules for computing taxable profits and allowable losses. Failure to generate sufficient future taxable profits or changes in tax laws or accounting standards may reduce our estimated recoverable amount of net deferred tax assets. Such a reduction could have an adverse effect on our financial condition and results of operations.

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

We are exposed to potential losses resulting from fraud, misconduct and other unlawful behavior by directors, officers and employees. Directors, officers and employees may bind us to transactions that exceed authorized limits or present unacceptable risks, hide from us and from our customers unauthorized activities, improperly use confidential information or otherwise abuse customer confidences. Third parties may engage in fraudulent activities, including fraudulent use of bank accounts or the use of false identities to open accounts for money laundering, tax evasion or other illegal purposes. Third parties could also use stolen or forged ATM cards, engage in credit card fraud or transfer funds illegally through online banking fraud, and we may be required to indemnify victims of such fraud for related losses. In the broad range of businesses in which we engage, fraud, misconduct and other unlawful behavior are difficult to prevent or detect. In addition, with or without actual fraud, misconduct and other unlawful behavior by directors, officers and employees, investigations, administrative actions or litigation could commence in relation to them. Furthermore, we may not be able to recover the losses caused by these activities, including possible deterioration of our reputation.

Transactions involving Iran and other countries designated by the U.S. Department of State as state sponsors of terrorism or targets that are subject to other U.S. economic sanctions may lead some potential customers and investors to avoid doing business with us or investing in our securities or may limit our business operations.

U.S. law generally prohibits or substantially restricts U.S. persons from doing business with countries designated by the U.S. Department of State as state sponsors of terrorism (“Designated Countries”), which currently are Iran, Sudan and Syria. Under U.S. law, there are similar prohibitions or restrictions on dealings with countries, a region and persons that are the subject of other U.S. economic sanctions administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) or other agencies (collectively with the Designated Countries, the “Restricted Targets”).

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

We do not believe that our operations relating to the Restricted Targets materially affect our business, financial condition or results of operations. A limited number of potential violations of U.S. economic sanctions by the Bank were identified and voluntarily disclosed to OFAC. These transactions resulted from inadvertent operational errors or the lack of familiarity of some personnel of the Bank with the requirements of the relevant regulations in the past, or from the inherent limitation on information about underlying transactions that can be obtained in the course of normal banking operations. Since the discovery of these potential violations we have further strengthened our Group-wide OFAC compliance program in an effort to prevent the recurrence of such potential violations. We settled some of the voluntarily disclosed potential violations with OFAC while others remain unsettled. However, in light of the inadvertent nature of such potential violations and the degree to which our strengthened OFAC compliance program aims to mitigate the risk of potential violations, we do not believe that our settlement with OFAC, or any possible penalties that OFAC may impose with respect to the other potential violations that remain unsettled, will have a material impact on our reputation, financial condition or results of operations, or on the prices of our securities.

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

In recent years, the U.S. government implemented a number of sanctions targeting non-U.S. persons for activities undertaken outside the United States (“secondary sanctions”) that involve specific sanctions targets or certain activities including, among other things, certain transactions related to Iran’s energy, petrochemical, shipping or shipbuilding sectors. Pursuant to the July 14, 2015 Joint Comprehensive Plan of Action (“JCPOA”) agreed to by the five permanent members of the United Nations Security Council plus Germany (the “P5+1”) and

Iran, with the European Union, on January 16, 2016 (“Implementation Day”), the United States lifted U.S. nuclear-related secondary sanctions targeting Iran. Even after Implementation Day, certain secondary sanctions remain in effect, including those targeting significant transactions involving Iranian or Iran-related Specially Designated Nationals and Blocked Persons (“SDNs”). In accordance with applicable laws and regulations, the Bank intends to provide certain services, including settlement services in connection with customers’ trade transactions between Japan and Iran, to the extent that such activities are not targeted by remaining secondary sanctions. For more details of relevant laws and regulations, see “Item 4.B. Business Overview—Regulations in the United States—Laws Prohibiting Money Laundering and Terrorist Financing.”

In addition, the U.S. government has enacted a series of Ukraine-related sanctions, including those under the Ukraine-Related Sanctions Regulations, the Ukraine Freedom Support Act of 2014 and “sectoral” sanctions on the financial, energy and defense sectors of the Russian economy.

The laws, regulations and sanctions referenced above or similar legislative or regulatory developments may further limit our business operations. If we were determined to have engaged in activities targeted by certain U.S. statutes, Executive Orders or regulations, we could lose our ability to open or maintain correspondent or payable-through accounts with U.S. financial institutions, among other potential sanctions. In addition, depending on sociopolitical developments, even though we take measures designed to ensure compliance with applicable laws and regulations, our reputation may suffer due to our association with the Restricted Targets. The above circumstances could have a significant adverse effect on our business or the prices of our securities.

Our business could be adversely affected by litigation and regulatory proceedings globally.

We conduct business in many locations in and outside of Japan. We face the risk of litigation and regulatory proceedings in connection with our operations. For example, if we engage in activities targeted by certain U.S. sanctions, this could result in the imposition of monetary penalties or other restrictions by the U.S. government against us. Lawsuits and regulatory actions may result in penalties or settlements of very large indeterminate amounts or limit our operations, and costs to defend either could be substantial. Moreover, the Bank and one of its subsidiaries contribute to financial benchmarks such as the Tokyo Interbank Offered Rate (“TIBOR”) and the London Interbank Offered Rate (“LIBOR”) for certain specific currencies. These benchmarks are widely referenced in jurisdictions in which we operate and do not operate. We face or may face some investigations, litigation and regulatory proceedings, and an adverse regulatory decision, judgment or ruling, including in jurisdictions we do not operate in, could have a material adverse effect on our business, results of operations and financial condition.

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

In response to the financial and economic turmoil, regulatory authorities have been reviewing and revising capital adequacy guidelines, particularly in relation to quality of capital and accounting standards; such revisions could adversely affect our capital ratios. In December 2010, the BCBS published the Basel III rules text, setting out certain changes to capital requirements which include raising the quality of banks’ capital bases, enhancing risk coverage, inhibiting leverage, reducing pro-cyclicality and introducing liquidity regulation, many of which have been fully applied or phased-in in Japan based on the Basel III implementation schedule.

The FSA’s Financial Inspection Manual for financial institutions and related guidelines are revised or amended from time to time. Our implementation of any such changes could result in an increase in our administrative expenses, which could have an adverse effect on our results of operations and financial condition.

The FSA and regulatory authorities in the United States and other jurisdictions, along with the United Nations, have in recent years made the prevention of money laundering and terrorism financing a focus of governmental policy relating to financial institutions. Any regulatory action or change in regulatory focus, whether as a result of inspections or regulatory developments, may negatively affect our banking operations and may require expensive remediation.

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

Changes in the competitive and financial environment and financial systems could have a negative effect on the financial services industry and us.

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

Government measures implemented to stabilize the market and changes in the regulatory framework as well as other government actions may affect our competitive position. The Japan Post Bank Co., Ltd. (“Japan Post Bank”) is a government-controlled entity due to its status as a subsidiary of Japan Post Holdings Co., Ltd. (“Japan Post Holdings”), and one of the world’s largest deposit-taking financial institutions. Under the Postal Privatization Act, Japan Post Bank is required to receive prior approval of the Government of Japan to expand its business until Japan Post Holdings disposes of at least half of the shares of Japan Post Bank. Japan Post Holdings disposed approximately 11% of its shares of Japan Post Bank and Japan Post Bank was listed on the Tokyo Stock Exchange in November 2015, as the first phase of the plan for Japan Post Holdings to gradually dispose of its shares of Japan Post Bank down to around 50% ownership.

Increased competition in Japan may put downward pressure on prices for our financial services, cause us to lose market share or require us to incur additional expenses in order to remain competitive. Internationally, various forms of financial support provided by foreign governments to foreign banks and other financial institutions may reduce the cost of capital to those institutions and otherwise give them competitive advantages. There can be no assurance that we will be able to respond effectively to current or future competition.

The changes in the financial environment in Japan may also have a negative effect on the Japanese financial services industry. For example, changes in the monetary policy measures of the Bank of Japan (“BOJ”), including the expansion of the negative interest rate policy, may result in a further decrease in interest rates in Japan. This may lower the domestic interest spreads and significantly affect the businesses of commercial banks in Japan, including us, and have other unforeseen side effects on the functioning of and competition within Japan’s financial markets. For further information on the BOJ’s monetary policy measures, see “Item 5. Operating and Financial Review and Prospects—Overview—Factors Affecting Results of Operation.”

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

Information Concerning the Principal Capital Expenditures and Divestitures

On April 1, 2016, Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”) acquired General Electric Company (“GE”) group’s leasing business in Japan for ¥181 billion by acquiring a 100% equity interest in GE Japan GK (“GE Japan”). The acquired leasing business is comprised mainly of equipment/asset leasing, small-ticket leasing, and automotive leasing.

Public Takeover Offers

Not applicable.

4.B.     BUSINESS OVERVIEW

Overview

We are a holding company that directly owns 100% of the issued and outstanding shares of the Bank, one of the largest commercial banks in Japan. We are one of the three largest banking groups in Japan with an established presence across all of the consumer and corporate banking sectors. Our subsidiaries in our Commercial Banking segment include, in addition to the Bank, SMBC Trust Bank Ltd. (“SMBC Trust Bank”), Kansai Urban Banking Corporation (“KUBC”), THE MINATO BANK, LTD. (“The Minato Bank”), Sumitomo Mitsui Banking Corporation Europe Limited (“SMBC Europe”), and Sumitomo Mitsui Banking Corporation (China) Limited (“SMBC (China)”). Our subsidiaries also include SMFL in our Leasing segment; SMBC Nikko Securities Inc. (“SMBC Nikko Securities”) and SMBC Friend Securities Co., Ltd. (“SMBC Friend Securities”) in our Securities segment; and Sumitomo Mitsui Card Company, Limited (“Sumitomo Mitsui Card”), Cedyna and SMBC Consumer Finance in our Consumer Finance segment. See “Item 4.C. Organizational Structure.”

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

The Bank conducts its primary banking business through its four business units: the Wholesale Banking Unit, the Retail Banking Unit, the International Banking Unit and the Treasury Unit. In addition to the four business units, the Investment Banking Unit, the Corporate Advisory Division, the Private Advisory Division and the Transaction Business Division of the Bank provide a broad range of financial products, services and solutions to address sophisticated and diverse issues and needs of the Bank’s customers. The Corporate Advisory Division operates within the Wholesale Banking Unit, and the Private Advisory Division operates within the Wholesale Banking Unit and the Retail Banking Unit, while the Transaction Business Division operates within the Wholesale Banking Unit, the Retail Banking Unit and the International Banking Unit. Further, the Bank has the Corporate Staff Unit, the Corporate Services Unit, the Compliance Unit, the Risk Management Unit and the Internal Audit Unit.

The Bank’s Wholesale Banking Unit

The Bank’s Wholesale Banking Unit aims to offer business solutions for the increasingly complex and diverse management issues that are faced by large Japanese corporations, including listed companies and mid-sized companies, and, together with certain of our Group companies, provides a wide range of financial products and services targeting those corporations and companies, through 178 sales channels of the Bank at March 31, 2016. The financial products and services that this business unit provides include deposits, loans including syndicated loans, commitment lines, structured finance and nonrecourse loans, settlement services, cash management, leasing, factoring, management information systems consulting, collection and investment banking services. This business unit also provides the following products and services:

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

The operations are mainly conducted through a large and well developed branch network. The Bank had a domestic network consisting of 440 branch offices at March 31, 2016, most of which were located in the Tokyo and Osaka regions. Some branches provide financial consulting services for asset management and housing loans during extended hours, including weekday evenings, weekends and national holidays, for the convenience of individual customers.

The Bank also operates an extensive network of ATMs in Japan. At March 31, 2016, the Bank offers its customers’ access to 53,284 ATMs, some of which are the Bank’s ATMs and the majority of which are ATMs made available through arrangements with other ATM providers such as convenience store chains.

This business unit also offers internet banking services for consumers. At March 31, 2016, the Bank’s internet banking services had approximately 14 million registered users. The users are able to transfer funds, perform balance inquiries, make time deposits and foreign currency deposits, and buy and sell investment trusts over the internet, as well as over the mobile phone or the traditional telephone.

For small-sized companies, this business unit provides a wide array of financial products and services to comprehensively address in the same place business owners’ needs as both corporate managers and individuals such as business and asset succession.

The Bank also offers wealth management services to its customers in collaboration with SMBC Trust Bank, SMBC Nikko Securities and Barclays PLC (“Barclays”). For further information on alliance with Barclays, see “—Other Major Group Companies and Alliances—Alliance with Barclays PLC.”

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

At March 31, 2016, the Bank’s international network consisted of 17 branches, 17 sub-branches and 5 representative offices and the Bank seeks to meet customers’ needs globally, together with the network of the Bank’s foreign banking subsidiaries such as SMBC Europe with 7 offices and SMBC (China) with 15 offices, and foreign banking associates including PT Bank Tabungan Pensiunan Nasional Tbk, The Bank of East Asia, Limited, ACLEDA Bank Plc. and Vietnam Export Import Commercial Joint Stock Bank.

Based on our strategy of expanding our businesses globally, the Bank has been promoting strategic alliances to enhance products and services with leading financial institutions such as Barclays and Kotak Mahindra Bank Limited. Additionally, in order to further expand our business in the U.S., we and the Bank obtained financial holding company status under the U.S. Bank Holding Company Act of 1956, as amended (“Bank Holding Company Act”), on May 7, 2013, which allows the expansion of the scope of services to provide in the U.S., including underwriting and trading of securities and providing other investment banking services.

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

The following unit or divisions provide a broad range of financial products, services and solutions to address sophisticated and diverse issues and needs of the Bank’s customers.

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

In addition to the Bank, our domestic banking subsidiaries include SMBC Trust Bank, KUBC and The Minato Bank. SMBC Trust Bank, which became our wholly owned subsidiary in October 2013, offers extensive trust services tailored to the needs of customers, such as wealth management solutions. On November 1, 2015, SMBC Trust Bank acquired the retail banking business of Citibank Japan Ltd. (“Citibank Japan”), a wholly owned subsidiary of Citigroup Inc. Through this acquisition, SMBC Trust Bank is expanding its business model to offer additional products and services to its customers, including foreign currency investment products and global services. KUBC and The Minato Bank are regional financial institutions based in Kansai area and provide commercial banking services to corporations and individuals.

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

Our foreign banking associates include PT Bank Tabungan Pensiunan Nasional Tbk, The Bank of East Asia, Limited, one of the largest commercial banks in Hong Kong, which became our associate in March 2015, ACLEDA Bank Plc., the largest bank in Cambodia, which became our associate in September 2015, and Vietnam Export Import Commercial Joint Stock Bank.

Leasing

Sumitomo Mitsui Finance and Leasing Company, Limited

Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”), one of the major leasing companies in Japan, provides a variety of leasing services including equipment, operating, leveraged and aircraft leasing. The aircraft leasing business was integrated into SMBC Aviation Capital, a subsidiary of SMFL, in 2013. We have a 60% equity interest in SMFL, while the remaining 40% is held by Sumitomo Corporation, a non-affiliate.

On April 1, 2016, SMFL acquired GE group’s leasing business in Japan by acquiring a 100% equity interest in GE Japan. The acquired leasing business is comprised mainly of equipment/asset leasing, small-ticket leasing, and automotive leasing. Through this acquisition, we aim to upgrade the marketing strategies and sales capabilities by leveraging GE Japan’s know-how developed under GE, and offer a wide range of financial solutions by enhancing the combined client base of SMFL and GE Japan.

Others

In addition to the above companies, our U.S. subsidiary SMBC Leasing and Finance, Inc. engages in the leasing business. Our associate Sumitomo Mitsui Auto Service Company, Limited engages in the auto leasing business.

Securities

SMBC Nikko Securities Inc.

As one of the major Japanese securities companies, SMBC Nikko Securities Inc. (“SMBC Nikko Securities”), our wholly owned subsidiary, offers a wide range of financial products and investment consultation and administrative services to its individual and corporate customers in Japan. For individual customers, SMBC Nikko Securities provides consulting services to meet diversified asset management needs at 123 branches nationwide at March 31, 2016, and a widely used online trading tool. For corporate customers, it also offers trading capabilities and financial products, debt and equity underwriting, and M&A advisory services, mainly in Japan.

SMBC Nikko Securities, together with its overseas network, SMBC Nikko Securities (Hong Kong) Limited, SMBC Nikko Securities (Singapore) Pte. Ltd., SMBC Nikko Capital Markets Limited and SMBC Nikko Securities America, Inc. (“SMBC Nikko Securities America”), seeks to provide financial services such as brokerage services of Japanese stocks and M&A advisory services to clients on a global basis. To strengthen our cross-border M&A and other advisory services to Japanese companies, SMBC Nikko Securities, the Bank and Moelis & Company, a global investment bank headquartered in New York, established a business alliance in March 2011. In February 2012, we invested approximately $93 million in Moelis & Company to enhance the existing business alliance.

SMBC Friend Securities Co., Ltd.

SMBC Friend Securities Co., Ltd. (“SMBC Friend Securities”), our wholly owned subsidiary, is a full-line securities company focusing on retail business. SMBC Friend Securities has a nationwide network that offers services tailored to the needs of its clients and offers online financial consulting services.

On May 12, 2016, we announced our plan to merge SMBC Nikko Securities and SMBC Friend Securities in January 2018. We expect the merger will strengthen our securities business by reinforcing consulting type sales, enhancing productivity through the optimization of sales personnel staffing, and achieving cost saving synergies resulting from the consolidation of overlapping management infrastructure.

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

In April 2014, Cedyna transferred its own collection outsourcing business to SMBC Finance Service Co., Ltd., its wholly owned subsidiary that provides collection outsourcing services and has strong customer base and internet settlement know-how, in order to strengthen its competitive edge by taking advantage of scale and promoting streamlining.

SMBC Consumer Finance Co., Ltd.

SMBC Consumer Finance Co., Ltd. (“SMBC Consumer Finance”), our wholly owned subsidiary, is a core entity in our consumer lending business. It provides consumer loans, together with its wholly owned subsidiary Mobit Co., LTD., that consist mainly of unsecured loans to individuals, and conducts other business including loan guarantee business. SMBC Consumer Finance guarantees certain consumer loans made by the Bank.

Others

In addition to the above companies, our subsidiary Sakura Card Co., Ltd., which was merged into Cedyna on April 1, 2016, and our associate Pocket Card Co., Ltd. engage in the credit card business, and our subsidiary SMM Auto Finance, Inc. engages in automobile sale financing.

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

Management Policies

With the completion of the previous medium-term management plan for the three years through March 31, 2014, the management objectives of which were to aim for top quality in strategic business areas and to establish a solid financial base and corporate infrastructure to meet the challenges of financial regulations and the highly competitive environment, we and the Bank announced in May 2014 our vision for the next decade and the new management goals for the three-year medium-term management plan through March 2017.

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

Three-Year Management Goals

In the three years ending March 2017, we aim to further evolve our client-centric business models, revise our portfolio structure, and enhance our client base with speed in order to achieve the sustainable growth of our top-line profit and further increase our enterprise value. We also set the following four goals for our three-year medium-term management plan as the first step toward realizing our vision.

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

Realize sustainable growth of top-line profit while maintaining soundness and profitability. Underpinned by the stable financial base built during the previous years, we intend to focus more on growth in the three-year medium-term management plan. We intend to achieve sustainable growth of our top-line profit by developing and evolving our business models and allocating resources to growth fields while continuing to focus on maintaining soundness and profitability.

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

Our basic policies for the fiscal year ending March 31, 2017, the final year of the three-year medium-term management plan, are as follows: “focus on bottom-line profit by strengthening efforts to improve profitability and efficiency, while maximizing efforts to realize the key initiatives set in the medium-term management plan and grow our top line profit” and “run a strict risk-sensitive operation given the current uncertain business environment, while pursuing new business opportunities by responding to changes in a proactive and innovative manner.”

Revenues by Region

The following table sets forth the percentage of our total operating income under IFRS for the fiscal years ended March 31, 2016, 2015, and 2014, based on the total operating income of our offices in the indicated regions. For each of the periods presented, we earned three-quarters of our total operating income in Japan, where we compete with other major Japanese banking groups and financial service providers. We earned the remainder in the Americas, Europe and Middle East, and Asia and Oceania, where we mainly compete with global financial institutions.

	For the fiscal year ended March 31,
	2016	2015	2014
Region:
Japan	77%	76%	78%
Foreign:
Americas	5%	5%	6%
Europe and Middle East	10%	11%	9%
Asia and Oceania (excluding Japan)	8%	8%	7%

Total	100%	100%	100%

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

In September 2009, the Group of Central Bank Governors and Heads of Supervision (the “GHOS”) reached an agreement on several key measures to strengthen regulation of the banking sector, and in December 2009 the BCBS published a consultative document entitled “Strengthening the resilience of the banking sector” containing proposals on these measures centering on several core areas. The BCBS’ proposals focused on raising the quality, consistency and transparency of the regulatory capital base through measures including a requirement that the predominant form of Tier 1 capital must be common shares and retained earnings; limitations on the use of hybrid instruments with an incentive to redeem; a requirement that regulatory adjustments, including deductions of the amount of net deferred tax assets which rely on the future profitability of a bank, be applied to common equity generally; and a requirement for additional disclosure regarding regulatory capital levels.

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

In July 2010, the GHOS reached a broad agreement on the overall design of the BCBS’ capital and liquidity reform package. In addition, in August 2010, the BCBS issued for consultation a proposal to enhance the loss absorbency function of regulatory capital. In September 2010, the GHOS announced a substantial strengthening of existing capital requirements. The framework of the proposed reform was endorsed by the G-20 leaders at their Seoul summit in November 2010. These capital reforms increased the minimum common equity requirement from 2% to 4.5% and will require banks to hold a capital conservation buffer of 2.5% to withstand future periods of stress, bringing the total common equity requirement to 7%. The Tier 1 capital requirement also increased from 4% to 6% (increasing to 8.5% when included together with the above capital conservation buffer). The total capital requirement remains at 8% but will increase to 10.5% with the capital conservation buffer by January 2019. In addition, a countercyclical buffer within a range of 0% to 2.5% of common equity or other fully loss-absorbing capital has been implemented according to national circumstances. The GHOS also agreed on transitional arrangements for implementing the new standards. Under the transitional arrangements, these new capital requirements are being phased in between January 1, 2013 and January 1, 2019. In December 2010, the BCBS published the new Basel III rules text. To reflect changes made by the BCBS, the FSA changed its capital adequacy guidelines. The FSA’s changes have mostly been applied from March 31, 2013, which generally reflect the main measures of the minimum capital requirements of the BCBS that started to be phased in on January 1, 2013 and will be fully applied from March 2019. The FSA’s changes which reflect capital buffer requirements under Basel III and the G-SIFI capital surcharge described below have been applied from March 31, 2016.

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

In addition to the above-mentioned minimum capital requirements and capital buffer requirements under Basel III, organizations identified by the FSB as G-SIFIs, which as of November 2014 and 2015 included us, are required to maintain an additional 1% to 2.5% of common equity as a percentage of risk-weighted assets based on the organization’s size, interconnectedness, substitutability, complexity and cross-jurisdictional activity as determined by the FSB. This requirement is commonly referred to as the G-SIFI capital surcharge. The G-SIFI capital surcharge requirement is being phased in from January 2016 to January 2019. The amount of G-SIFI capital surcharge that applies to us based on the FSB’s determination as of November 2014 and 2015 will be 1% of risk-weighted assets when the requirement is fully applied from 2019. The FSB updates its list of G-SIFIs on an annual basis.

G-SIFIs will also be subject to a global standard for TLAC, which establishes a minimum requirement for loss-absorbing and recapitalization capacity available in resolution at G-SIFIs, to ensure that they can be resolved in an orderly manner without putting public funds at risk. In November 2015, as part of its agenda to address risks arising from G-SIFIs, the FSB published the final TLAC standard. The final TLAC standard defines certain minimum requirements for instruments and liabilities so that if a G-SIFI fails, it will have sufficient loss-absorbing and recapitalization capacity available to ensure that it can be resolved in an orderly manner which minimizes potential impact on financial stability, maintains the continuity of critical functions and avoids exposing public funds to loss. In addition, in April 2016, the FSA published a paper entitled “The FSA’s Approach to Introduce the TLAC Framework” (“FSA’s Approach”) which describes the FSA’s approach for the introduction of TLAC requirements in Japan, although it remains subject to change based on future international discussions. According to the FSA’s Approach, the preferred resolution strategy for G-SIFIs in Japan is Single Point of Entry resolution, in which resolution powers are applied to the top-level entity of a banking group by a single national resolution authority, although the actual measures to be taken will be determined on a case-by-case basis considering the actual condition of the relevant Japanese G-SIFI in crisis. To implement this Single Point of Entry resolution strategy effectively, the FSA plans to require bank holding companies of Japanese G-SIFIs, which will be the resolution entities, to (i) meet the minimum external TLAC requirements provided under the FSB’s TLAC standard (being at least 16% of their risk-weighted assets starting from March 2019 and at least 18% of their risk-weighted assets starting from March 2022), and (ii) cause their material subsidiaries that are designated as systemically important by the FSA, including but not limited to certain material sub-groups as provided in the FSB’s TLAC standard, to maintain a certain level of capital and debt recognized by the FSA as internal TLAC, in order that losses incurred at the material sub-group can be absorbed by the bank holding company through such internal TLAC with the involvement of the FSA. In addition, according to the FSA’s Approach, Japanese G-SIFIs are expected to be allowed to count the Japan’s deposit insurance fund reserves in an amount equivalent to 2.5% of their risk-weighted assets from March 2019 and 3.5% of their risk-weighted assets from March 2022 as external TLAC.

The final TLAC standard also prescribes a minimum TLAC requirement of at least 6% of the resolution group’s Basel III leverage ratio denominator starting from March 2019, increasing to at least 6.75% starting from March 2022, and according to the FSA’s Approach, the same external TLAC requirements on the leverage ratio basis are planned to be required for bank holding companies of Japanese G-SIFIs. The leverage ratio-based minimum TLAC requirement does not require application of any capital buffers. As a G-SIFI, we will be subject to the final TLAC standard, as implemented in Japan.

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

In December 2014, the BCBS published a consultative document on the design of a capital floor framework which will replace the current transitional floor based on the Basel I standard with a capital floor based on the Basel II/III standard. The proposed framework will be based on the finalized version of the standardized approach, which is also being revised. The GHOS is planning to review the BCBS’ proposals on the design and calibration of capital floors at or around the end of 2016.

In April 2016, the BCBS issued standards for interest rate risk in the banking book (“IRRBB”) which adopts an enhanced Pillar 2 approach for IRRBB. The standards revise the BCBS’ guidance set out in its 2004 Principles for the management and supervision of interest rate risk, which lays out the BCBS’ expectations for banks’ identification, measurement, monitoring and control of IRRBB as well as the banks’ supervision, to reflect changes in market and supervisory practices since the principles were first published in 2004. The revised standards are expected to be implemented by 2018.

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

In May 2010, the FIEA was amended, introducing a minimum capital adequacy requirement on a consolidated basis applicable to securities firms whose total assets exceed ¥1,000 billion. This requirement on a consolidated basis is applied in addition to and in a manner similar to the requirements on a nonconsolidated basis referred to above. These amendments became effective from April 2011.

Leverage Ratio

In March 2015, the FSA published its leverage ratio guidelines which have been applied from March 31, 2015 to help ensure broad and adequate capture of both on- and off-balance sheet sources of leverage for internationally active banks. The FSA’s leverage ratio guidelines are based on the text of the leverage ratio framework and disclosure requirements issued by the BCBS in January 2014. Any final adjustments to the definition and calibration of the leverage ratio were scheduled to be made by the BCBS by 2017, with a view to migrate to a Pillar 1 treatment on January 1, 2018, based on appropriate review and calibration.

In January 2016, the GHOS agreed that the leverage ratio should be based on a Tier 1 definition of capital and should comprise a minimum level of 3%, and the GHOS discussed additional requirements for G-SIFIs. The GHOS is planning to finalize the calibration in 2016 to allow sufficient time for the leverage ratio to be implemented as a Pillar 1 measure by January 1, 2018.

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

Restrictions on Capital Distributions

Under the FSA’s capital adequacy guidelines and related ordinances, if a bank fails to maintain capital levels under the capital buffer requirements in accordance with Basel III and the G-SIFI capital surcharge, the FSA may order a bank to submit and implement a reasonable capital distribution constraint plan to restore the capital levels. This plan shall include restrictions on capital distributions, such as dividends, share buybacks, discretionary payments on other Tier 1 capital instruments and bonuses, in such amount as determined depending on the degree of insufficiency of such requirements.

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

(b) if the financial institution is a financial institution whose liabilities exceed or are likely to exceed its assets or which has suspended or is likely to suspend payment of its obligations, the DIC shall supervise the operation of business and management and disposal of assets of that financial institution and may provide financial aid necessary to assist a merger, business transfer, corporate split or other reorganization in respect to such failed financial institution; and

if a measure set out in (b) above is determined to be taken with respect to a financial institution, the Prime Minister may order that the financial institution’s operations of business and management and disposal of assets be placed under the special control of the DIC. The business or liabilities of the financial institution subject to the special supervision by the DIC as set forth above may also be transferred to a “bridge bank” established by the DIC for the purpose of the temporary maintenance and continuation of operations of, or repayment of the liabilities of, such financial institution, and the bridge bank will seek to transfer the financial institution’s business or liabilities to another financial institution or dissolve the financial institution. The financial aid provided by the DIC to assist a merger, business transfer, corporate split or other reorganization in respect to the financial institution set out in (b) above may take the form of a monetary grant, loan or deposit of funds, purchase of assets, guarantee or assumption of debts, subscription of preferred stock or subordinated bonds, subordinated loan, or loss sharing.

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

An amendment to the Banking Act was promulgated in June 2016. Among other things, the amendment (1) requires a bank holding company to enhance group management, by measures including establishment of a basic policy of such group, coordination of conflicts of interest among group companies, development of a group compliance system and others; (2) permits a bank holding company or a group company, with prior approval of the Government of Japan, to manage certain businesses of other group companies that are common and duplicative; and (3) permits a bank or a bank holding company, with prior approval of the government, to hold voting rights of companies conducting businesses that contribute to or are expected to contribute to the sophistication of the banking business or the enhancement of customer convenience by utilizing information technology or other technologies, regardless of the shareholding restriction described below. The amendment is scheduled to become effective by June 2017.

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

Base Erosion and Profit Shifting (BEPS)

In July 2013, the Organization for Economic Co-operation and Development (“OECD”) published the Action Plan on Base Erosion and Profit Shifting (“BEPS”) in order to prevent exploiting of gaps and mismatches in tax rules and artificial shifting of profits to low or no-tax locations. In October 2015, OECD published the final package of measures for a comprehensive, coherent and coordinated reform of the international tax rules for 15 key areas. These measures will apply once they are implemented either in domestic laws or in the network of bilateral tax treaties. Some of the deliverables published by OECD have been partially reflected to Japanese tax regulations by the tax reform adopted in 2015 and 2016.

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

Privatization of Japan Post Holdings Co., Ltd.’s subsidiaries

In December 2014, under the Postal Privatization Act, Japan Post Holdings Co., Ltd. (“Japan Post Holdings”), a joint stock corporation that holds shares of operating companies, published a plan for the listing of Japan Post Holdings, Japan Post Bank, one of the world’s largest deposit-taking institutions, and Japan Post

Insurance Co., Ltd. (“Japan Post Insurance”) and the gradual disposition of its shares of Japan Post Bank and Japan Post Insurance down to approximately 50% ownership. In November 2015, each of Japan Post Holdings, Japan Post Bank and Japan Post Insurance publicly offered approximately 11% of their outstanding shares, respectively, and they were listed on the Tokyo Stock Exchange. Japan Post Bank is required to receive prior approval of the Government of Japan to expand its business until Japan Post Holdings disposes of at least half of the shares of Japan Post Bank.

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

In December 2013, the Federal Reserve Board, the SEC, the OCC, the FDIC, and the CFTC adopted final rules implementing what is known as the “Volcker Rule.” The final rules require banking entities to conform to certain restrictions on proprietary trading activities, hedge fund and private equity fund activities and certain other enumerated investment restrictions, but contain a number of exclusions and exemptions that substantially limit their extraterritorial reach. Concurrently, with the release of the final rules in December 2013, the Federal Reserve Board issued an order extending the conformance period until July 21, 2015. During the conformance period, banking entities must engage in good-faith efforts to conform their activities and investments to the requirements of the final rules by the conformance deadline. In December 2014, the Federal Reserve Board extended the conformance period to July 21, 2016 for certain investments in and relationships with hedge funds and private equity funds that were in place as of December 31, 2013, and announced its intention to further extend this conformance period until July 21, 2017. Although complying with the final rules could result in additional costs, or restrict or otherwise affect the way we conduct our business, the impact remains uncertain.

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

On February 18, 2014, the Federal Reserve Board adopted final rules that will apply enhanced prudential standards to the U.S. operations of large non-U.S. banking organizations, including us. The final rules, effective

July 1, 2016, will require each of certain large non-U.S. banking organizations, such as us, to certify that it is subject to home country capital standards that are broadly consistent with the Basel capital framework, including Basel III; conduct home country capital stress tests that are comparable to U.S. standards; comply with a qualitative liquidity framework, including, among other things, a U.S. liquidity buffer requirement for its U.S. branches and agencies based on the results of internal liquidity stress testing; and establish a U.S. risk committee that understands the risk management policies and framework of its U.S. operations and has a general understanding of the risk management practices of the U.S. operations.

Under the final rules, non-U.S. banking organizations with combined U.S. assets (excluding assets held by its U.S. branches and agencies) of $50 billion or more, will be required to establish a separately capitalized top-tier U.S. intermediate holding company. However, this requirement will not apply to us. Although proposed rules have been released, the final rules for single counterparty credit limits and for early remediation have yet to be promulgated.

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

Laws Prohibiting Money Laundering and Terrorist Financing

The Bank Secrecy Act / USA PATRIOT Act of 2001

The Bank Secrecy Act, as amended by the USA PATRIOT Act of 2001 (“PATRIOT Act”) contains measures to prevent and detect the financing of terrorism and international money laundering by imposing significant compliance and due diligence obligations, creating crimes, providing for penalties and expanding the extraterritorial jurisdiction of the United States. The Bank Secrecy Act, as amended, imposes anti-money laundering compliance obligations on U.S. financial institutions, including the U.S. offices of foreign banks. The passage of the PATRIOT Act and other events have resulted in heightened scrutiny of compliance with the Bank Secrecy Act and anti-money laundering rules by federal and state regulatory and law enforcement authorities. Certain provisions of the PATRIOT Act expired in June 2015 and were extended in part by the USA FREEDOM Act of 2015, enacted on June 2015.

U.S. Sanctions Targeting Iran Related Activities

In July 2010, the U.S. government enacted legislation designed to restrict economic and financial transactions with Iran, i.e., the Comprehensive Iran Sanctions, Accountability and Divestment Act of 2010 (“CISADA”), which, as amended, authorized the imposition of sanctions against non-U.S. financial institutions, such as us, if they are determined by the U.S. Secretary of the Treasury to have facilitated “significant transactions” or provided “significant financial services” for certain Iran-linked individuals or entities or the Islamic Revolutionary Guard Corps. Non-U.S. financial institutions that engage in sanctionable activity could lose their ability to open or maintain correspondent or payable-through accounts with U.S. financial institutions, among other possible sanctions.

In December 2011, the U.S. government adopted Section 1245 of the National Defense Authorization Act for Fiscal Year 2012 (“2012 NDAA”), which broadened the range of sanctionable transactions to include conducting or facilitating “significant financial transactions” with the Central Bank of Iran or other Iranian financial institutions designated for sanctions under the International Emergency Economic Powers Act in connection with Iran’s weapons of mass destruction proliferation or support for international terrorism. Following Implementation Day, this sanction no longer applies to significant financial transactions with the Central Bank of Iran.

In addition, in July 2012, Executive Order 13622 was issued, which, as amended, authorized the U.S. Secretary of the Treasury, in consultation with the U.S. Secretary of State, to impose correspondent account sanctions on any foreign financial institution that knowingly conducted or facilitated a significant financial transaction with the National Iranian Oil Company or Naftiran Intertrade Company, or that knowingly conducted or facilitated a significant transaction for the purchase, acquisition, sale, transport or marketing of petroleum, petroleum products or petrochemical products from Iran, with certain exceptions. On Implementation Day, Executive Order 13622 was revoked by Executive Order 13716.

Further, in August 2012, the President signed the Iran Threat Reduction and Syria Human Rights Act of 2012 into law, which strengthened sanctions on Iran, especially those aimed at third-country nationals who engaged in certain business with Iran, and included measures relating to human rights abuses in Iran and Syria. It authorized the imposition of secondary sanctions penalties on non-U.S. persons found to have engaged in specified activities relating to Iran.

In addition, the Iran Freedom and Counter-Proliferation Act of 2012 (“IFCA”), which is included in the U.S. National Defense Authorization Act for Fiscal Year 2013, imposed, among other things, new sanctions against the energy, shipping and shipbuilding sectors of Iran, as well as Iranian port operators, and the sale, supply or transfer to or from Iran of certain precious and other metals and materials. Executive Order 13645 targeted, among other things, the automotive sector of Iran and transactions in Iran’s currency, the rial. The IFCA and Executive Order 13645 provided for the imposition of sanctions on persons, including foreign financial institutions, that knowingly engaged in activities related to the sectors and conduct targeted by the IFCA and Executive Order 13645, and activities that involved certain Iranian persons included on the Specially Designated Nationals and Blocked Persons List (the “SDN List”) maintained by OFAC. On Implementation Day, Executive Order 13645 was revoked by Executive Order 13716. Also on Implementation Day, the United States waived the imposition of certain correspondent or payable-through account sanctions under the IFCA, and committed to refrain from imposing certain discretionary blocking sanctions under the IFCA. It continues to be sanctionable under the IFCA to knowingly conduct or facilitate significant financial transactions on behalf of any Iranian person on the SDN List.

The U.S. Secretary of State announced on March 20, 2012 that Japan was among a number of countries that had significantly reduced the volume of crude oil purchases from Iran, and that therefore the 2012 NDAA sanctions would not apply to Japanese financial institutions for a period of 180 days, which period could be renewed based on ongoing reductions in crude oil purchases from Iran (“NDAA Exception”). The NDAA

Exception was renewed on September 14, 2012, March 13, 2013, and September 6, 2013. The NDAA Exception, which was subject to certain restrictions, also exempted Japanese financial institutions from sanctions under certain provisions of Executive Order 13622, the IFCA, and Executive Order 13645.

On January 20, 2014, the U.S. government issued certain temporary sanctions waivers as part of the November 24, 2013 Joint Plan of Action (“JPOA”) among the P5 + 1 and Iran (“JPOA Waivers”). While in effect, the JPOA Waivers superseded the NDAA Exception, which expired on March 5, 2014. The effective period of the JPOA Waivers (“JPOA Relief Period”) was originally from January 20, 2014 through July 20, 2014, but was successively extended through July 13, 2015. Pursuant to the JPOA Waivers, the U.S. government agreed not to seek reductions in the volume of Iranian crude oil purchased by current authorized purchasers, including Japan, during the JPOA Relief Period. Additionally, pursuant to the JPOA Waivers, non-U.S. financial institutions, such as us, that engaged in certain transactions initiated and completed during the JPOA Relief Period relating to exports of Iranian petrochemical products, petroleum and petroleum products, Iran’s automotive sector, Iran’s trade in gold and precious metals, and the supply and installation of certain spare parts and services for civil aircraft in Iran would not be targeted for secondary sanctions under U.S. law. On July 14, 2015, the sanctions relief provided for in the JPOA was further extended.

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

In April 2015, the parties to the JPOA reached an understanding on the framework for the JCPOA. In May 2015, President Obama signed into law the Iran Nuclear Agreement Review Act of 2015, which established a mechanism for Congressional review of any new agreement reached between the United States and Iran related to Iran’s nuclear program.

On July 14, 2015, the P5 + 1 and Iran, with the European Union, agreed on the final text of the JCPOA. The JCPOA established a framework for providing Iran with phased sanctions relief upon verification that Iran had implemented key nuclear commitments. Under the JCPOA, U.S. sanctions relief is provided through the suspension and eventual termination of nuclear-related secondary sanctions, which began on Implementation Day, January 16, 2016, when the International Atomic Energy Agency verified that Iran had implemented key nuclear-related measures described in the JCPOA. As noted above, certain U.S. sanctions authorities targeting Iran and targeting certain Iran-related transactions and activities were revoked or waived on January 16, 2016.

Even after Implementation Day, certain secondary sanctions remain in effect, including those targeting significant transactions involving SDNs or the Islamic Revolutionary Guard Corps. Non-U.S. financial institutions that engage in transactions targeted by secondary sanctions could lose their ability to open or maintain correspondent or payable-through accounts with U.S. financial institutions, among other possible restrictive measures. It is the Bank’s policy not to conduct activities targeted by remaining secondary sanctions.

Pursuant to the JCPOA, there also remains a possibility that, if Iran is found to be in non-compliance with its commitments under the JCPOA, sanctions that have been waived or lifted, including nuclear-related secondary sanctions, could be re-imposed.

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

Disclosure Pursuant to Section 13(r) of the Securities Exchange Act of 1934

Section 13(r) of the Securities Exchange Act of 1934, as amended, requires an issuer to disclose whether it or any of its affiliates knowingly engaged in certain activities or transactions relating to Iran or with individuals or entities designated by the U.S. government under specified Executive Orders, even if those activities are not prohibited by U.S. law and are conducted outside the United States by non-U.S. affiliates. During the twelve months ended March 31, 2016, one affiliate of SMFG, SMBC, engaged in activities subject to disclosure under Section 13(r). SMBC conducted these activities consistent with its internal policies and procedures, the policies and procedures of SMFG, and applicable laws and regulations, and to the extent they are not sanctionable under U.S. secondary sanctions.

SMBC issued letters of credit and provided remittance and other settlement services in connection with customers’ trade transactions between Japan and Iran. These transactions principally involved the importation of oil into Japan or exportation of civilian commercial products from Japan and were conducted with Iranian banks, including the Central Bank of Iran and one other bank owned by the Government of Iran. Under certain exceptions and U.S. sanctions relief measures granted to Japanese financial institutions, SMBC supported a Japanese importing company by paying bills of exchange in connection with imports of crude oil from an Iranian oil company owned by the Government of Iran that was, at the time of certain of the transactions, designated under Executive Order 13382 but that was removed from the SDN List on January 16, 2016. These transactions did not involve the settlement of U.S. dollar-denominated payments cleared through U.S. banks. SMBC has informed SMFG that it intends to continue to engage in these types of transactions to the extent permitted under applicable regulations and to the extent they are not sanctionable under U.S. secondary sanctions. For the twelve months ended March 31, 2016, the gross revenue related to these transactions was ¥8.7 million, representing about 0.0003% of SMFG’s total interest and fee income. SMFG does not allocate direct costs to interest and fee income and therefore does not calculate net profits with respect to these transactions.

In addition, in accordance with applicable laws, regulations and sanctions relief measures (including sanctions relief under the JPOA, while it was in effect), SMBC has conducted certain settlement services related to humanitarian trade with Iran. We are voluntarily disclosing such transactions, although we do not believe those transactions are subject to disclosure under Section 13(r) of the Securities Exchange Act of 1934. The JPOA/JCPOA provide for the establishment of a financial channel to facilitate humanitarian trade for Iran’s domestic needs using Iranian oil revenues held abroad. The overall framework to provide these services is based on an agreement between the U.S. and Japanese authorities and was reviewed by U.S. and Japanese authorities for compliance with applicable laws and regulations. The services provided under the framework are permitted under certain conditions; the remittances are required to be processed in Japanese yen through a “Special Purpose Account” for humanitarian trade; and the sellers of the humanitarian goods, namely food, agricultural products, medicines and medical devices, are limited to Japanese entities and entities permitted by U.S. regulators. To facilitate the export of humanitarian goods to Iran, at the request of U.S. and Japanese regulators and with the written authorization of the U.S. government, SMBC has provided remittances in connection with the export of humanitarian goods to Iran starting in March 2014. These transactions were conducted through the use of yen accounts maintained with SMBC in Japan by a Government of Iran owned Iranian financial institution. These transactions did not involve U.S. dollars or clearing services of U.S. banks for the settlement of payments. SMBC intends to continue to provide these remittance and other settlement services in connection with the export of humanitarian goods to Iran to the extent that U.S. and Japanese regulators continue to make such requests, and that the services are permitted under applicable laws and regulations.

In the past, SMBC has issued performance bonds that supported various projects, including the construction of petroleum plants in Iran. Some of these performance bonds had counterparties that were entities controlled by the Government of Iran. All of these performance bonds have matured, and SMBC has not renewed and will not renew them, but SMBC continues to have obligations under the matured performance bonds until they are returned or cancelled by the beneficiaries. SMBC has also received fees from its customers on whose behalf it issued the performance bonds. For the twelve months ended March 31, 2016, the gross revenue relating to these transactions was ¥29.7 million, representing less than 0.0011% of SMFG’s total interest and fee income. As noted above, SMFG does not allocate direct costs to interest and fee income and therefore does not calculate net profits with respect to these transactions. SMBC has informed SMFG that it intends to continue to accept fee income from its customers for whose account the performance bonds were issued and to pay the relevant fees to the Iranian banks, to the extent authorized by the Ministry of Finance of Japan or otherwise permitted under applicable regulations, until the bonds are returned or cancelled. However, SMBC strongly urges the relevant customers to ask the beneficiaries to agree to return or cancel these performance bonds.

SMBC has frozen an account of an Iranian bank designated under Executive Order 13224 pursuant to Japanese foreign exchange laws, and has frozen the U.S. dollar accounts of all Iranian banks. SMBC still maintains two Japanese yen accounts of government-owned Iranian banks, including an account for the Central Bank of Iran, and certain transactions described in this disclosure were conducted through the use of such accounts. These transactions were conducted in accordance with Japanese law, and we do not believe that the transactions were sanctionable under U.S. sanctions, due to the exception for Japanese financial institutions under the 2012 NDAA and waivers pursuant to the JCPOA or JPOA that were in effect at the time the transactions occurred. For a description of the exception under the 2012 NDAA and JCPOA/JPOA Waivers described in this paragraph, see “—Regulations in the United States—Laws Prohibiting Money Laundering and Terrorist Financing.” The gross revenue attributable to the accounts of government-owned Iranian banks for the twelve months ended March 31, 2016, was less than ¥0.1 million, representing less than 0.0001% of SMFG’s total interest and fee income. SMFG does not allocate direct costs to interest and fee income and therefore does not calculate net profits with respect to these transactions. SMBC has informed SMFG that it intends to continue to maintain the Iranian accounts described above to the extent permitted under applicable laws and regulations.

As of the date of this annual report, to our knowledge, there is no other activity for the twelve months ended March 31, 2016 that requires disclosure under Section 13(r) of the Securities Exchange Act of 1934.

4.C.    ORGANIZATIONAL STRUCTURE

The following chart presents our corporate structure summary at March 31, 2016.

(1)	These companies are our associates.
(2)	Cedyna Financial Corporation merged with SAKURA CARD CO., LTD. on April 1, 2016.

As the ultimate holding company of the Group, we are responsible for:

•	group strategy and management;

•	group resource allocation;

•	group financial accounting;

•	investor relations;

•	capital strategy;

•	group IT strategy;

•	HR management for group executives;

•	group risk management, internal control and compliance;

•	compensation schemes; and

•	efficiently harmonizing our operations on a Group-wide basis.

Principal Subsidiaries

Our principal subsidiaries at March 31, 2016 are shown in the list below. We consolidate all entities that we control. We control an entity when we are exposed, or have rights, to variable returns from our involvement with the entity and have the ability to affect those returns through our power over the entity.

Principal domestic subsidiaries

Company Name	Proportion of Ownership Interest(1)	Proportion of Voting Rights(1)		Main Business
	(%)	(%)
Sumitomo Mitsui Banking Corporation	100.0	100.0		Commercial banking
SMBC Trust Bank Ltd.	100.0	100.0		Trust Banking
THE MINATO BANK, LTD.	6.0	46.4	(2)(3)	Commercial banking
Kansai Urban Banking Corporation	59.8	60.1		Commercial banking
SMBC Guarantee Co., Ltd.	100.0	100.0		Credit guarantee
Sumitomo Mitsui Finance and Leasing Company, Limited	60.0	60.0		Leasing
SMBC Nikko Securities Inc.	100.0	100.0		Securities
SMBC Friend Securities Co., Ltd.	100.0	100.0		Securities
Sumitomo Mitsui Card Company, Limited	65.9	65.9		Credit card
Cedyna Financial Corporation(4)	100.0	100.0		Credit card and consumer credit
SMBC Consumer Finance Co., Ltd.	100.0	100.0		Consumer lending
SAKURA CARD CO., LTD.(4)	100.0	100.0		Credit card
Mobit Co., LTD.	100.0	100.0		Consumer lending
SMM Auto Finance, Inc.	51.0	51.0		Automobile sales financing
SMBC Finance Service Co., Ltd.	100.0	100.0		Collecting agent and factoring
The Japan Research Institute, Limited	100.0	100.0		System development, data processing, management consulting and economic research
SAKURA KCS Corporation	50.2	50.2		System engineering and data processing
Financial Link Co., Ltd.	100.0	100.0		Data processing service and consulting
SMBC Venture Capital Co., Ltd.	40.0	40.0	(3)	Venture capital
SMBC Consulting Co., Ltd.	100.0	100.0		Management consulting and information services
Japan Pension Navigator Co., Ltd.	69.7	69.7		Operational management of defined contribution pension plans

(1)	Percentages of proportion of ownership interest and proportion of voting rights have been truncated.
(2)	We have a 6.0% direct holding in THE MINATO BANK, LTD., and can control a further 40.4% of the voting rights held by the Bank’s retirement benefit trust under contractual agreements between the Bank and the retirement benefit trust.
(3)	These companies are accounted for as subsidiaries, despite our holdings of less than 50% of the voting rights, because we are able to govern the financial and operating policies of these companies under a statute or an agreement, or by delegating the majority of the members of the board of directors.
(4)	Cedyna Financial Corporation merged with SAKURA CARD CO., LTD. on April 1, 2016.

Principal foreign subsidiaries

Company Name	Country of Incorporation	Proportion of Ownership Interest(1)	Proportion of Voting Rights(1)	Main Business
		(%)	(%)
Sumitomo Mitsui Banking Corporation Europe Limited	U.K.	100.0	100.0	Commercial banking
Sumitomo Mitsui Banking Corporation (China) Limited	China	100.0	100.0	Commercial banking
Manufacturers Bank	U.S.A.	100.0	100.0	Commercial banking
Sumitomo Mitsui Banking Corporation of Canada	Canada	100.0	100.0	Commercial banking
Banco Sumitomo Mitsui Brasileiro S.A.	Brazil	100.0	100.0	Commercial banking
JSC Sumitomo Mitsui Rus Bank	Russia	100.0	100.0	Commercial banking
PT Bank Sumitomo Mitsui Indonesia	Indonesia	98.4	98.4	Commercial banking
Sumitomo Mitsui Banking Corporation Malaysia Berhad	Malaysia	100.0	100.0	Commercial banking
SMBC Leasing and Finance, Inc.	U.S.A.	100.0	100.0	Leasing
SMBC Aviation Capital Limited	Ireland	90.0	90.0	Leasing
SMBC Nikko Securities America, Inc.	U.S.A.	100.0	100.0	Securities
SMBC Nikko Capital Markets Limited	U.K.	100.0	100.0	Securities
SMBC Capital Markets, Inc.	U.S.A.	100.0	100.0	Derivatives

(1)	Percentages of proportion of ownership interest and proportion of voting rights have been truncated.

4.D.    PROPERTY, PLANT AND EQUIPMENT

The assets for rent we own for the purpose of operating leases mainly consist of aircraft for the leasing business. We own or lease the land and buildings in which we conduct our business. Most of the property that we operate in Japan is owned by us to be used by our branches. In contrast, our international operations are conducted out of leased premises. Our head office building in Marunouchi is leased from a third party. Our largest property is the Bank’s East Tower in Marunouchi, with a net carrying value of ¥175 billion, including the land and building, at March 31, 2016.

The following table shows the net carrying amount of our tangible fixed assets at March 31, 2016.

At March 31, 2016
(In millions)
Assets for rent	¥1,545,360
Land	512,819
Buildings	375,679
Leased assets	7,558
Others	149,535

Total	¥2,590,951

For more information, see Note 12 “Property, Plant and Equipment” and Note 38 “Assets Pledged and Received as Collateral” to our consolidated financial statements included elsewhere in this annual report.

The total area of land related to our material office and other properties at March 31, 2016 was approximately 722,000 square meters for owned land and approximately 15,000 square meters for leased land.

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

For the fiscal year ended March 31, 2016, Japanese gross domestic product (“GDP”) increased by 0.8%, compared with a decrease of 0.9% in the previous fiscal year, based on data published in June 2016 by the Cabinet Office of the Government of Japan.

For the period from April to June 2015, the quarter-on-quarter growth rate of Japanese GDP was minus 0.4%, primarily due to a decline in exports of goods and services affected by the slowdown of emerging economies. However, Japanese GDP increased by 0.4% on a quarter-on-quarter basis for the period from July to September 2015, reflecting improvements in the private consumption, private investment and exports of goods and services. For the period from October to December 2015, Japanese GDP decreased by 0.4% on a quarter-on-quarter basis with private consumption decreasing. Thereafter, for the period from January to March 2016, Japanese GDP increased by 0.5% on a quarter-on-quarter basis.

Private consumption, which accounts for about 58% of Japanese GDP, decreased by 0.2% for the fiscal year ended March 31, 2016. It decreased by 0.8% on a quarter-on-quarter basis for the period from April to June 2015. However, it then showed some resilience, reflecting the gradual improvement in the employment and income situation. For the period from July to September 2015, private consumption increased by 0.5% on a quarter-on-quarter basis. For the period from October to December 2015, it decreased by 0.8% on a quarter-on-quarter basis. Thereafter, for the period from January to March 2016, it increased by 0.6% on a quarter-on-quarter basis.

Private investment, which accounts for about 16% of Japanese GDP, consists of capital investments by business and private residential investments. Capital investments by business increased by 2.0% for the fiscal year ended March 31, 2016. For the period from April to June 2015, they decreased by 1.2% on a quarter-on-quarter basis. Thereafter, they increased, on a quarter-on-quarter basis, by 0.8% for the period from July to September 2015 and by 1.3% for the period from October to December 2015, reflecting the improvement in corporate earnings. Then, for the period from January to March 2016, they decreased by 0.7% on a quarter-on-quarter basis. Private residential investments increased by 2.4% for the fiscal year ended March 31, 2016. For the periods from April to June 2015 and July to September 2015, they increased, on a quarter-on-quarter basis, by 2.2% and 1.7% respectively, reflecting the steady improvement in the employment and income situation. However, for the period from October to December 2015, private residential investments decreased by 1.0% on a quarter-on-quarter basis. Then, for the period from January to March 2016, they decreased by 0.7% on a quarter-on-quarter basis.

Changes in private inventories contributed 0.3 percentage points to Japanese GDP growth for the fiscal year ended March 31, 2016. For the period from April to June 2015, they contributed 0.3 percentage points to Japanese GDP growth on a quarter-on-quarter basis, but negatively impacted Japanese GDP growth by 0.1 percentage points on a quarter-on-quarter basis for the period from July to September 2015. Thereafter, changes in private inventories pulled down Japanese GDP growth, on a quarter-on-quarter basis, by 0.2 percentage points for the period from October to December 2015 and by 0.1 percentage points for the period from January to March 2016, respectively.

The ratio of exports of goods and services to Japanese GDP was about 17%, and exports of goods and services increased by 0.4% for the fiscal year ended March 31, 2016. For the period from April to June 2015, exports of goods and services decreased by 4.8% on a quarter-on-quarter basis, due to the slowdown of emerging economies, notably China. Although exports of goods and services increased by 2.6% on a quarter-on-quarter basis for the period from July to September 2015, they decreased by 0.8% on a quarter-on-quarter basis for the period from October to December 2015. Thereafter, for the period from January to March 2016, they increased by 0.6% on a quarter-on-quarter basis.

The ratio of imports of goods and services to Japanese GDP was about 15%, and imports of goods and services decreased by 0.1% for the fiscal year ended March 31, 2016. For the period from April to June 2015, imports of goods and services decreased by 2.5% on a quarter-on-quarter basis. Thereafter, they increased by 1.7% on a quarter-on-quarter basis for the period from July to September 2015, reflecting the robust domestic demand, although they decreased by 1.1% on a quarter-on-quarter basis for the period from October to December 2015. Thereafter, for the period from January to March 2016, they decreased by 0.4% on a quarter-on-quarter basis.

Industrial production, as a whole, was flat throughout the fiscal year ended March 31, 2016.

The employment situation improved during the fiscal year ended March 31, 2016. The active job openings-to-applicants ratio continued to improve as a whole. In addition, the unemployment rate remained relatively low, and it was 3.2% in March 2016, a decrease of 0.2% from the same month of the previous year, based on the Labor Force Survey by the Statistics Bureau in the Ministry of Internal Affairs and Communications. For the periods from April to June 2015 and July to September 2015, compensation of employees increased, on a quarter-on-quarter basis, by 0.1% and 0.8%, respectively. Thereafter, for the periods from October to December 2015 and January to March 2016, it increased, on a quarter-on-quarter basis, by 0.5% and 1.3%, respectively.

Further, according to Teikoku Databank, a research institution in Japan, there were approximately 8,400 corporate bankruptcies in Japan during the fiscal year ended March 31, 2016, a decrease of 7.0% from the previous fiscal year, involving approximately ¥1.9 trillion in total liabilities, an increase of 1.0% from the previous fiscal year.

In Japanese financial and capital markets, the uncollateralized overnight call rate, which is the benchmark short-term interest rate, remained at relatively low levels during the fiscal year ended March 31, 2016, due to the ongoing provision of ample funds by the BOJ. In particular, following the introduction of a negative interest rate policy by the BOJ in February 2016 as part of the BOJ’s quantitative and qualitative monetary easing, it further declined. The yield on newly issued Japanese government bonds with a maturity of 10 years, which is the benchmark long-term interest rate, remained at relatively low levels, declining to minus 0.029% at March 31, 2016, due to the introduction of the negative interest rate policy mentioned above.

The Nikkei Stock Average, which is a price-weighted average of 225 stocks listed on the Tokyo Stock Exchange First Section, rose from ¥19,206.99 at March 31, 2015 to ¥20,868.03 at June 24, 2015, its highest closing level since December 1996, reflecting the improvement in corporate earnings. However, it then dropped to ¥16,758.67 at March 31, 2016, reflecting the sudden fall in the Chinese stock market and other factors.

The yen appreciated against the U.S. dollar from ¥120.21 at March 31, 2015 to ¥112.43 at March 31, 2016, according to the statistical data published by the BOJ.

As for the global economy for the fiscal year ended March 31, 2016, economies of developed countries such as the U.S. and certain European countries continued to recover gradually, despite a slowdown in the pace of growth of emerging economies.

The U.S. economy continued to recover for the fiscal year ended March 31, 2016, supported by robust household spending, although the corporate sector was relatively weak. The European economy continued to steadily recover for the fiscal year ended March 31, 2016. On the other hand, the growth momentum in China and other Asian economies continued to be slow for the fiscal year ended March 31, 2016. For further information on exposures to certain European countries, see “Item 5.A. Operating Results—Financial Condition—Exposures to Selected European Countries.”

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

Prime rates in Japan have been relatively stable since 2000. This is mainly because short-term interest rates, for example, the three-month TIBOR, have declined to nearly zero, and prime rates, which are adjusted according to changes in short-term interest rates, had little room for further decline. The BOJ lowered its target for the uncollateralized overnight call rate from 0.5% to 0.3% in October 2008 and by an additional 0.2 percentage points to 0.1% in December 2008 in order to address market conditions. Following these policy interest rate changes, we lowered our short-term prime rate by 0.2 percentage points from 1.675% to 1.475% in January 2009 and our ordinary deposit rate by 0.02 percentage points from 0.04% to 0.02% in September 2010. In October 2010, the BOJ lowered its target for the uncollateralized overnight call rate to a range of 0% to 0.1% to pursue a virtual zero interest rate policy. In February 2012, the BOJ clarified its monetary policy stance to enhance monetary easing, with the aim of achieving the goal of 1% year-on-year rate of increase in the consumer price index (“CPI”). Moreover, in January 2013, the BOJ decided to set the price stability target at 2% in terms of the year-on-year rate of increase in the CPI and pursue aggressive monetary easing. In order to achieve the price stability target at the earliest possible time, the BOJ announced in April 2013 the introduction of “quantitative and qualitative monetary easing” including doubling the monetary base and the amounts outstanding of Japanese government bonds as well as exchange-traded funds in two years. In addition, the BOJ announced on October 31, 2014 the expansion of its “quantitative and qualitative monetary easing” and on December 18, 2015 the introduction of “supplementary measures for quantitative and qualitative monetary easing.” On January 29, 2016, the BOJ announced the introduction of “quantitative and qualitative monetary easing with a negative interest rate” (“negative interest rate policy”), and began to implement a negative interest rate policy on February 16, 2016. Under the negative interest rate policy, the BOJ has adopted a multi-tier system where the outstanding balance of each financial institution’s current account at the BOJ is divided into three tiers, to each of which a positive interest rate, a zero interest rate and a negative interest rate of minus 0.1 percent are applied, respectively. After these policy interest rate changes, the Bank lowered its ordinary deposit rate by 0.019 percentage points from 0.02% to 0.001% in February 2016.

The following table sets forth the Bank’s short-term prime rate, three-month TIBOR, ordinary deposit rate, long-term prime rate and ten-year swap rate, at the dates indicated:

	At March 31,
	2016	2015	2014
Short-term prime rate	1.475%	1.475%	1.475%
Three-month TIBOR	0.099	0.172	0.212
Ordinary deposit rate	0.001	0.020	0.020
Long-term prime rate	0.950	1.150	1.200
Ten-year swap rate	0.149	0.576	0.825

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

Most of our domestic equity instruments consist of publicly traded Japanese stocks. The Nikkei Stock Average increased by 29.5% from ¥14,827.83 at March 31, 2014, to ¥19,206.99 at March 31, 2015, and decreased by 12.7% to ¥16,758.67 at March 31, 2016. At March 31, 2016, we had net unrealized gains on domestic equity securities of ¥2,348,888 million, a decrease of ¥682,838 million from ¥3,031,726 million at March 31, 2015. For more information, see “Item 5.A. Operating Results—Financial Condition—Investment Securities.”

Strengthening of Equity Capital

In response to the imposition of more stringent regulatory capital requirements, we have been taking a proactive approach to managing our risk-weighted capital ratio by focusing on increasing qualifying capital, including by building up our retained earnings, identifying risks, and controlling risk-weighted assets.

Foreign Currency Fluctuations

The average exchange rate used to convert dollars to yen in the consolidated financial statements included elsewhere in this annual report for the fiscal year ended March 31, 2016 was ¥120.16 per $1.00, compared to the previous fiscal year’s average exchange rate of ¥109.76 per $1.00. The percentage of revenue we earned from our foreign operations for the fiscal years ended March 31, 2016 and 2015 was 23% and 24%, respectively. For more information, see “Item 4.B. Business Overview—Revenues by Region.”

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

Management estimates and judgments may change from time to time as the economic environment changes or new information becomes available. Changes in these estimates and judgments will result in a different allowance for loan losses and may have a direct impact on impairment charges. Impairment charges on loans and advances amounting to ¥118,750 million and ¥79,552 million were recognized for the fiscal years ended March 31, 2016 and 2015 respectively, whereas previously recognized impairment charges on loans and advances amounting to ¥25,806 million were reversed for the fiscal year ended March 31, 2014.

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

Management estimates and judgments may change from time to time upon future events that may or may not occur and changes in these estimates and judgments could adversely affect the carrying amounts of available-for-sale financial assets. Impairment charges on available-for-sale financial assets reclassified from equity to profit or loss totaled ¥29,606 million, ¥10,586 million and ¥11,531 million for the fiscal years ended March 31, 2016, 2015 and 2014, respectively.

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

These management judgments are made based on the facts and circumstances at the time of the impairment test, and may vary depending on the situation and time. Changes in management judgments may result in different impairment test results and different impairment losses recognized. For the fiscal years ended March 31, 2016, 2015 and 2014, impairment losses on goodwill were ¥1,124 million, nil and nil, respectively.

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

Management estimates and judgments may change from time to time as the legal environment and market conditions change or new information becomes available. Changes in these estimates and judgments could affect the balance of provision for interest repayment. Provision for interest repayment is recorded in provisions as a liability, and it totaled ¥229,422 million and ¥166,715 million at March 31, 2016 and 2015, respectively.

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

The difference between the fair value of the plan assets and the present value of the defined benefit obligation at the end of the reporting period is recognized as assets and liabilities in the consolidated statement of financial position. When this calculation for each plan results in a benefit to us, the recognized asset is limited to the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan. An economic benefit is available to us, if it is realizable during the life of the plan or on settlement of the plan obligation. The net total of assets and liabilities in the consolidated statement of financial position amounted to net assets of ¥177,112 million and ¥332,674 million at March 31, 2016 and 2015, respectively.

Deferred Tax Assets

We recognize deferred tax assets relating to tax losses carried forward and deductible temporary differences, only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the deductible temporary differences can be utilized. This assessment requires significant management judgments and assumptions. Future taxable profit is estimated based on, among other relevant factors, forecasted results of operations, which are based on historical financial performance and the business plans that management believes to be prudent and feasible. While we carefully assess the realization of tax losses carried forward and deductible temporary differences, the actual taxable profit in the future may be less than the forecast. The deferred tax assets amounted to ¥115,314 million and ¥117,500 million in the consolidated statement of financial position at March 31, 2016 and 2015, respectively, while the net total of deferred tax assets and liabilities amounted to net liabilities of ¥220,574 million and ¥446,305 million at March 31, 2016 and 2015, respectively.

New and Amended Accounting Standards and Recent Accounting Pronouncements

See “New and Amended Accounting Standards Adopted by the SMFG Group” and “Recent Accounting Pronouncements” under Note 2 “Summary of Significant Accounting Policies” to our consolidated financial statements included elsewhere in this annual report.

5.A.    OPERATING RESULTS

Under the economic and financial circumstances described in “Item 5. Operating and Financial Review and Prospects—Overview—Operating Environment,” we made a profit through our commercial banking and other financial services businesses. Our total operating income increased by ¥355,793 million from ¥3,332,433 million for the fiscal year ended March 31, 2015 to ¥3,688,226 million for the fiscal year ended March 31, 2016, primarily due to an increase in net trading income. Our net profit increased by ¥229,861 million from ¥722,961 million for the fiscal year ended March 31, 2015 to ¥952,822 million for the fiscal year ended March 31, 2016, due to the increase in total operating income described above, which was partially offset by increases in impairment charges on financial assets and operating expenses.

Our total assets increased by ¥991,186 million from ¥179,181,466 million at March 31, 2015 to ¥180,172,652 million at March 31, 2016, primarily due to increases in cash and deposits with banks and loans and advances, which were partially offset by a decrease in investment securities.

Our total liabilities increased by ¥969,937 million from ¥168,160,616 million at March 31, 2015 to ¥169,130,553 million at March 31, 2016, primarily due to an increase in deposits.

Our total equity increased by ¥21,249 million from ¥11,020,850 million at March 31, 2015 to ¥11,042,099 million at March 31, 2016, primarily due to increases in retained earnings and equity attributable to other equity instruments holders, which were partially offset by a decrease in other reserves.

Operating Results

The following table presents information as to our income, expenses and net profit for the fiscal years ended March 31, 2016, 2015 and 2014.

	For the fiscal year ended March 31,
	2016	2015	2014
	(In millions, except per share data)
Interest income	¥1,872,584	¥1,782,621	¥1,714,044
Interest expense	431,101	371,107	320,511

Net interest income	1,441,483	1,411,514	1,393,533

Fee and commission income	1,031,680	1,002,766	1,003,169
Fee and commission expense	131,381	129,253	127,959

Net fee and commission income	900,299	873,513	875,210

Net trading income	462,682	127,759	135,218
Net income from financial assets at fair value through profit or loss	12,260	22,678	58,586
Net investment income	375,229	371,064	332,265
Other income	496,273	525,905	429,541

Total operating income	3,688,226	3,332,433	3,224,353

Impairment charges (reversals) on financial assets	148,356	90,138	(14,275)

Net operating income	3,539,870	3,242,295	3,238,628

General and administrative expenses	1,706,263	1,621,897	1,522,990
Other expenses	538,963	505,614	428,780

Operating expenses	2,245,226	2,127,511	1,951,770

Share of post-tax profit of associates and joint ventures	31,056	18,124	19,454

Profit before tax	1,325,700	1,132,908	1,306,312

Income tax expense	372,878	409,947	414,076

Net profit	¥952,822	¥722,961	¥892,236

Profit attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥843,920	¥614,070	¥766,388
Non-controlling interests	106,129	108,891	125,848
Other equity instruments holders	2,773	—	—
Earnings per share:
Basic	¥617.25	¥449.13	¥560.97
Diluted	616.83	448.86	560.68

Fiscal Year Ended March 31, 2016 Compared to Fiscal Year Ended March 31, 2015

Total operating income increased by ¥355,793 million, or 11%, from ¥3,332,433 million for the fiscal year ended March 31, 2015 to ¥3,688,226 million for the fiscal year ended March 31, 2016, primarily due to increases in net trading income of ¥334,923 million. Although impairment charges on financial assets increased, net operating income also increased by ¥297,575 million from ¥3,242,295 million for the fiscal year ended March 31, 2015 to ¥3,539,870 million for the fiscal year ended March 31, 2016, due to the increase in total operating income described above.

Net profit increased by ¥229,861 million from ¥722,961 million for the fiscal year ended March 31, 2015 to ¥952,822 million for the fiscal year ended March 31, 2016, as a result of the increase in net operating income described above, which was partially offset by increases in general and administrative expenses and other expenses.

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

Net Interest Income

The following tables show the average balances of our statement of financial position items, related interest income, interest expense, net interest income and average rates for the fiscal years ended March 31, 2016, 2015 and 2014.

	For the fiscal year ended March 31,
	2016			2015			2014
	Average balance(3)	Interest income	Average rate	Average balance(3)	Interest income	Average rate	Average balance(3)	Interest income	Average rate
	(In millions, except percentages)
Interest-earning assets:
Interest-earning deposits with other banks:
Domestic offices	¥768,976	¥4,771	0.62%	¥741,738	¥4,548	0.61%	¥609,023	¥2,807	0.46%
Foreign offices	5,786,836	35,701	0.62%	5,892,983	37,348	0.63%	6,027,100	34,521	0.57%

Total	6,555,812	40,472	0.62%	6,634,721	41,896	0.63%	6,636,123	37,328	0.56%

Call loans and bills bought:
Domestic offices	147,992	861	0.58%	226,409	1,177	0.52%	273,903	1,583	0.58%
Foreign offices	967,442	20,967	2.17%	972,643	17,429	1.79%	1,154,049	16,559	1.43%

Total	1,115,434	21,828	1.96%	1,199,052	18,606	1.55%	1,427,952	18,142	1.27%

Reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	6,675,810	10,763	0.16%	4,766,205	7,875	0.17%	3,749,260	7,339	0.20%
Foreign offices	741,623	11,248	1.52%	726,427	9,146	1.26%	419,274	7,631	1.82%

Total	7,417,433	22,011	0.30%	5,492,632	17,021	0.31%	4,168,534	14,970	0.36%

Held-to-maturity investments(1):
Domestic offices	2,964,539	12,880	0.43%	4,086,502	20,509	0.50%	5,238,921	30,303	0.58%

Total	2,964,539	12,880	0.43%	4,086,502	20,509	0.50%	5,238,921	30,303	0.58%

Available-for-sale financial assets(1):
Domestic offices	10,878,176	38,701	0.36%	10,385,945	32,703	0.31%	12,119,698	35,539	0.29%
Foreign offices	2,425,249	33,331	1.37%	2,250,294	29,282	1.30%	1,780,684	19,956	1.12%

Total	13,303,425	72,032	0.54%	12,636,239	61,985	0.49%	13,900,382	55,495	0.40%

Loans and advances(2):
Domestic offices	63,177,259	1,091,538	1.73%	62,005,587	1,099,119	1.77%	61,524,516	1,138,102	1.85%
Foreign offices	26,272,983	611,823	2.33%	23,292,666	523,485	2.25%	19,553,229	419,704	2.15%

Total	89,450,242	1,703,361	1.90%	85,298,253	1,622,604	1.90%	81,077,745	1,557,806	1.92%

Total interest-earning assets:
Domestic offices	84,612,752	1,159,514	1.37%	82,212,386	1,165,931	1.42%	83,515,321	1,215,673	1.46%
Foreign offices	36,194,133	713,070	1.97%	33,135,013	616,690	1.86%	28,934,336	498,371	1.72%

Total	¥120,806,885	¥1,872,584	1.55%	¥115,347,399	¥1,782,621	1.55%	¥112,449,657	¥1,714,044	1.52%

	For the fiscal year ended March 31,
	2016			2015			2014
	Average balance(3)	Interest expense	Average rate	Average balance(3)	Interest expense	Average rate	Average balance(3)	Interest expense	Average rate
	(In millions, except percentages)
Interest-bearing liabilities:
Deposits:
Domestic offices	¥78,458,170	¥48,032	0.06%	¥74,397,836	¥49,356	0.07%	¥72,376,165	¥48,446	0.07%
Foreign offices	22,838,530	154,280	0.68%	21,263,919	116,211	0.55%	17,014,587	91,944	0.54%

Total	101,296,700	202,312	0.20%	95,661,755	165,567	0.17%	89,390,752	140,390	0.16%

Call money and bills sold:
Domestic offices	2,199,407	1,524	0.07%	2,040,724	1,504	0.07%	1,497,244	1,222	0.08%
Foreign offices	663,310	4,059	0.61%	877,127	2,510	0.29%	651,839	2,261	0.35%

Total	2,862,717	5,583	0.20%	2,917,851	4,014	0.14%	2,149,083	3,483	0.16%

Repurchase agreements and cash collateral on securities lent:
Domestic offices	7,172,312	8,582	0.12%	5,584,584	6,091	0.11%	4,167,460	4,558	0.11%
Foreign offices	2,009,593	6,523	0.32%	1,455,125	3,829	0.26%	990,721	2,989	0.30%

Total	9,181,905	15,105	0.16%	7,039,709	9,920	0.14%	5,158,181	7,547	0.15%

Borrowings:
Domestic offices	10,251,890	56,353	0.55%	9,170,288	54,915	0.60%	5,879,723	50,833	0.86%
Foreign offices	823,446	15,850	1.92%	790,516	16,122	2.04%	787,217	17,433	2.21%

Total	11,075,336	72,203	0.65%	9,960,804	71,037	0.71%	6,666,940	68,266	1.02%

Debt securities in issue:
Domestic offices	7,999,705	120,285	1.50%	7,000,273	109,960	1.57%	6,223,653	92,481	1.49%
Foreign offices	3,044,714	14,887	0.49%	2,819,687	9,829	0.35%	2,355,748	7,636	0.32%

Total	11,044,419	135,172	1.22%	9,819,960	119,789	1.22%	8,579,401	100,117	1.17%

Other interest-bearing liabilities:
Domestic offices	93,104	676	0.73%	96,873	731	0.75%	90,049	689	0.77%
Foreign offices	1,960	50	2.55%	3,025	49	1.62%	2,898	19	0.66%

Total	95,064	726	0.76%	99,898	780	0.78%	92,947	708	0.76%

Total interest-bearing liabilities:
Domestic offices	106,174,588	235,452	0.22%	98,290,578	222,557	0.23%	90,234,294	198,229	0.22%
Foreign offices	29,381,553	195,649	0.67%	27,209,399	148,550	0.55%	21,803,010	122,282	0.56%

Total	¥135,556,141	¥431,101	0.32%	¥125,499,977	¥371,107	0.30%	¥112,037,304	¥320,511	0.29%

Net interest income and interest rate spread		¥1,441,483	1.23%		¥1,411,514	1.25%		¥1,393,533	1.23%

(1)	Taxable investment securities and non-taxable investment securities are not disclosed separately because the aggregate effect of these average balances and interest income would not be material. In addition, the yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect of such calculation would not be material.
(2)	Loans and advances include impaired loans and advances. The amortized portion of net loan origination fees (costs) is included in interest income on loans and advances.
(3)	Average balances are generally based on a daily average. Weekly, month-end or quarter-end averages are used for certain average balances where it is not practical to obtain applicable daily averages. The allocations of amounts between domestic and foreign are based on the location of the office.

The following tables show changes in our interest income, interest expense and net interest income based on changes in volume and changes in rate for the fiscal year ended March 31, 2016 compared to the fiscal year ended March 31, 2015, and those for the fiscal year ended March 31, 2015 compared to the fiscal year ended March 31, 2014.

	Fiscal year ended March 31, 2016 compared to fiscal year ended March 31, 2015 Increase / (decrease)			Fiscal year ended March 31, 2015 compared to fiscal year ended March 31, 2014 Increase / (decrease)
	Volume	Rate	Net change	Volume	Rate	Net change
	(In millions)
Interest income:
Interest-earning deposits with other banks:
Domestic offices	¥168	¥55	¥223	¥690	¥1,051	¥1,741
Foreign offices	(663)	(984)	(1,647)	(779)	3,606	2,827

Total	(495)	(929)	(1,424)	(89)	4,657	4,568

Call loans and bills bought:
Domestic offices	(443)	127	(316)	(258)	(148)	(406)
Foreign offices	(94)	3,632	3,538	(2,845)	3,715	870

Total	(537)	3,759	3,222	(3,103)	3,567	464

Reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	3,080	(192)	2,888	1,837	(1,301)	536
Foreign offices	195	1,907	2,102	4,379	(2,864)	1,515

Total	3,275	1,715	4,990	6,216	(4,165)	2,051

Held-to-maturity investments:
Domestic offices	(5,090)	(2,539)	(7,629)	(6,117)	(3,677)	(9,794)

Total	(5,090)	(2,539)	(7,629)	(6,117)	(3,677)	(9,794)

Available-for-sale financial assets:
Domestic offices	1,582	4,416	5,998	(5,262)	2,426	(2,836)
Foreign offices	2,347	1,702	4,049	5,785	3,541	9,326

Total	3,929	6,118	10,047	523	5,967	6,490

Loans and advances:
Domestic offices	20,525	(28,106)	(7,581)	8,841	(47,824)	(38,983)
Foreign offices	68,923	19,415	88,338	83,406	20,375	103,781

Total	89,448	(8,691)	80,757	92,247	(27,449)	64,798

Total interest income:
Domestic offices	19,822	(26,239)	(6,417)	(269)	(49,473)	(49,742)
Foreign offices	70,708	25,672	96,380	89,946	28,373	118,319

Total	¥90,530	¥(567)	¥89,963	¥89,677	¥(21,100)	¥68,577

	Fiscal year ended March 31, 2016 compared to fiscal year ended March 31, 2015 Increase / (decrease)			Fiscal year ended March 31, 2015 compared to fiscal year ended March 31, 2014 Increase / (decrease)
	Volume	Rate	Net change	Volume	Rate	Net change
	(In millions)
Interest expense:
Deposits:
Domestic offices	¥2,730	¥(4,054)	¥(1,324)	¥1,415	¥(505)	¥910
Foreign offices	9,149	28,920	38,069	23,342	925	24,267

Total	11,879	24,866	36,745	24,757	420	25,177

Call money and bills sold:
Domestic offices	111	(91)	20	394	(112)	282
Foreign offices	(744)	2,293	1,549	698	(449)	249

Total	(633)	2,202	1,569	1,092	(561)	531

Repurchase agreements and cash collateral on securities lent:
Domestic offices	1,867	624	2,491	1,559	(26)	1,533
Foreign offices	1,649	1,045	2,694	1,249	(409)	840

Total	3,516	1,669	5,185	2,808	(435)	2,373

Borrowings:
Domestic offices	6,173	(4,735)	1,438	22,744	(18,662)	4,082
Foreign offices	655	(927)	(272)	73	(1,384)	(1,311)

Total	6,828	(5,662)	1,166	22,817	(20,046)	2,771

Debt securities in issue:
Domestic offices	15,158	(4,833)	10,325	12,006	5,473	17,479
Foreign offices	840	4,218	5,058	1,579	614	2,193

Total	15,998	(615)	15,383	13,585	6,087	19,672

Other interest-bearing liabilities:
Domestic offices	(28)	(27)	(55)	52	(10)	42
Foreign offices	(21)	22	1	1	29	30

Total	(49)	(5)	(54)	53	19	72

Total interest expense:
Domestic offices	26,011	(13,116)	12,895	38,170	(13,842)	24,328
Foreign offices	11,528	35,571	47,099	26,942	(674)	26,268

Total	¥37,539	¥22,455	¥59,994	¥65,112	¥(14,516)	¥50,596

Net interest income:
Domestic offices	¥(6,189)	¥(13,123)	¥(19,312)	¥(38,439)	¥(35,631)	¥(74,070)
Foreign offices	59,180	(9,899)	49,281	63,004	29,047	92,051

Total	¥52,991	¥(23,022)	¥29,969	¥24,565	¥(6,584)	¥17,981

Fiscal Year Ended March 31, 2016 Compared to Fiscal Year Ended March 31, 2015

Interest Income

Our interest income increased by ¥89,963 million, or 5%, from ¥1,782,621 million for the fiscal year ended March 31, 2015 to ¥1,872,584 million for the fiscal year ended March 31, 2016, primarily due to an increase in interest income on loans and advances. Interest income on loans and advances increased by ¥80,757 million, or 5%, from ¥1,622,604 million for the fiscal year ended March 31, 2015 to ¥1,703,361 million for the fiscal year ended March 31, 2016. Interest income on loans and advances at foreign offices increased by ¥88,338 million, or 17%, from ¥523,485 million for the fiscal year ended March 31, 2015 to ¥611,823 million for the fiscal year ended March 31, 2016, due to an increase in the average balances of loans to foreign customers, reflecting our allocation of assets primarily to the United States. Interest income on loans and advances at domestic offices decreased by ¥7,581 million, or 1%, from ¥1,099,119 million for the fiscal year ended March 31, 2015 to ¥1,091,538 million for the fiscal year ended March 31, 2016, due to a decrease in the average rate reflecting continuing intense competition in the commercial banking industry.

Interest Expense

Our interest expense increased by ¥59,994 million, or 16%, from ¥371,107 million for the fiscal year ended March 31, 2015 to ¥431,101 million for the fiscal year ended March 31, 2016, primarily due to increases in interest expense on deposits and debt securities in issue. Our interest expense on deposits increased by ¥36,745 million, or 22%, from ¥165,567 million for the fiscal year ended March 31, 2015 to ¥202,312 million for the fiscal year ended March 31, 2016, primarily due to an increase at foreign offices. Interest expense on debt securities in issue increased by ¥15,383 million, or 13%, from ¥119,789 million for the fiscal year ended March 31, 2015 to ¥135,172 million for the fiscal year ended March 31, 2016, primarily due to an increase in average balances.

Net Interest Income

Our net interest income increased by ¥29,969 million, or 2%, from ¥1,411,514 million for the fiscal year ended March 31, 2015 to ¥1,441,483 million for the fiscal year ended March 31, 2016. The net interest income increased primarily due to an increase in interest income on loans and advances, which was partially offset by increases in the interest expense on deposits and debt securities in issue.

From the fiscal year ended March 31, 2015 to March 31, 2016, the average rate on loans and advances at domestic offices decreased by 0.04 percentage points from 1.77% to 1.73%, primarily due to the continuing intense competition in the commercial banking industry. The average rate on loans and advances at foreign offices increased by 0.08 percentage points from 2.25% to 2.33%. As a result, the total for loans and advances was 1.90%, the same level as that of the previous year. On the other hand, the average rate on deposits at domestic offices slightly decreased by 0.01 percentage points from 0.07% to 0.06%, and the average rate on deposits at foreign offices increased by 0.13 percentage points from 0.55% to 0.68%, resulting in the total for deposits increasing by 0.03 percentage points from 0.17% to 0.20%.

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

Net Fee and Commission Income

The following table sets forth our net fee and commission income for the periods shown.

	For the fiscal year ended March 31,
	2016	2015	2014
	(In millions)
Fee and commission income from:
Loans	¥121,934	¥103,486	¥109,788
Credit card business	253,136	245,133	234,060
Guarantees	55,618	51,794	45,229
Securities-related business	133,019	130,164	137,184
Deposits	14,882	14,976	18,234
Remittances and transfers	133,110	129,465	130,864
Safe deposits	5,511	5,748	5,832
Trust fees	3,619	2,833	2,421
Investment trusts	116,057	147,021	159,424
Agency	16,432	16,854	17,966
Others	178,362	155,292	142,167

Total fee and commission income	1,031,680	1,002,766	1,003,169

Fee and commission expense from:
Remittances and transfers	38,358	36,669	36,413
Guarantees	3,071	3,012	1,607
Others	89,952	89,572	89,939

Total fee and commission expense	131,381	129,253	127,959

Net fee and commission income	¥900,299	¥873,513	¥875,210

Fiscal Year Ended March 31, 2016 Compared to Fiscal Year Ended March 31, 2015

Fee and commission income increased by ¥28,914 million, or 3%, from ¥1,002,766 million for the fiscal year ended March 31, 2015 to ¥1,031,680 million for the fiscal year ended March 31, 2016. Primary sources of fee and commission income are fees obtained through our credit card business, remittance and transfer fees, fees obtained through securities-related business, loan transaction fees, and investment trust sales commissions. The increase in fee and commission income was primarily due to increases in loan transaction fees and fees obtained through our credit card business.

Fee and commission expense was ¥131,381 million for the fiscal year ended March 31, 2016, increased by ¥2,128 million, or 2%, from ¥129,253 million for the fiscal year ended March 31, 2015.

As a result, net fee and commission income increased by ¥26,786 million, or 3%, from ¥873,513 million for the fiscal year ended March 31, 2015 to ¥900,299 million for the fiscal year ended March 31, 2016.

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

	For the fiscal year ended March 31,
	2016	2015	2014
	(In millions)
Net trading income:
Interest rate	¥240,763	¥248,372	¥184,859
Foreign exchange	204,349	(136,708)	(81,154)
Equity	18,019	499	10,496
Credit	(2,641)	16,970	20,983
Others	2,192	(1,374)	34

Total net trading income	¥462,682	¥127,759	¥135,218

Net income from financial assets at fair value through profit or loss:
Net income from debt instruments	¥11,311	¥13,123	¥53,142
Net income from equity instruments	949	9,555	5,444

Total net income from financial assets at fair value through profit or loss	¥12,260	¥22,678	¥58,586

Net investment income:
Net gain (loss) from disposal of debt instruments	¥71,641	¥45,193	¥(1,753)
Net gain from disposal of equity instruments	175,494	190,570	225,185
Dividend income	128,094	135,301	108,833

Total net investment income	¥375,229	¥371,064	¥332,265

Fiscal Year Ended March 31, 2016 Compared to Fiscal Year Ended March 31, 2015

Net trading income, which includes income and losses from trading assets and liabilities and derivative financial instruments, increased by ¥334,923 million from ¥127,759 million for the fiscal year ended March 31, 2015 to ¥462,682 million for the fiscal year ended March 31, 2016. The increase was primarily due to a shift from net trading loss to net trading income from foreign exchange transactions related to the “economic hedges.”

We have carried out hedging transactions to hedge the foreign exchange risk of foreign currency denominated assets and liabilities. Of those hedges, the economic hedges are economically effective for risk management but are not accounted for as hedge accounting under IFRS as they do not meet the conditions for hedge accounting under IFRS. Hedged items and hedging instruments related to the economic hedges are classified into three types: (1) net investments in foreign subsidiaries and associates hedged by using foreign currency denominated financial liabilities such as deposits and borrowings, (2) foreign currency denominated equity instruments classified as available-for-sale financial assets hedged by using foreign currency denominated financial liabilities, and (3) foreign currency denominated financial assets and liabilities, such as loans and deposits hedged by using derivative financial instruments such as currency swaps.

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

The above-mentioned shift from net trading loss to net trading income from foreign exchange transactions related to the economic hedges was primarily due to an appreciation during the fiscal year ended March 31, 2016 versus a depreciation during the previous fiscal year of the yen against the U.S. dollar. The yen appreciated against the U.S. dollar by 7.53-yen from ¥120.15 at March 31, 2015 to ¥112.62 at March 31, 2016, whereas the yen depreciated by 17.27-yen from ¥102.88 at March 31, 2014 to ¥120.15 at March 31, 2015. For further information about the yen exchange rates, see “Item 3. Key Information—3.A. Selected Financial Data—Exchange Rates.”

Net income from financial assets at fair value through profit or loss decreased by ¥10,418 million from ¥22,678 million for the fiscal year ended March 31, 2015 to ¥12,260 million for the fiscal year ended March 31, 2016, primarily due to a decrease in gains arising from sales and changes in the fair value of equity instruments.

Net investment income increased by ¥4,165 million from ¥371,064 million for the fiscal year ended March 31, 2015 to ¥375,229 million for the fiscal year ended March 31, 2016. This was primarily due to an increase in net gains from sales of bonds, which was partially offset by a decrease in net gains from sales of equity index-linked investment trusts.

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

The yen exchange rate against the U.S. dollar was ¥120.15, ¥102.88 and ¥94.01 at March 31, 2015, 2014 and 2013, respectively. This resulted in the 17.27-yen depreciation of the yen against the U.S. dollar during the fiscal year ended March 31, 2015, which was larger than the 8.87-yen depreciation during the previous fiscal year. Therefore, this contributed to the increase in the impact of the depreciation of the yen against the U.S. dollar mentioned above. For further information about the yen exchange rates, see “Item 3. Key Information—3.A. Selected Financial Data—Exchange Rates.”

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

Other Income

The following table sets forth our other income for the periods shown.

	For the fiscal year ended March 31,
	2016	2015	2014
	(In millions)
Income from operating leases	¥206,561	¥179,632	¥148,211
Income related to disposal of assets leased	155,280	183,590	149,448
Income related to IT solution services	33,991	35,506	41,043
Gains on disposal of property, plant and equipment, and other intangible assets	3,714	538	2,634
Reversal of impairment losses of investments in associates and joint ventures	4,847	—	—
Gains on step acquisition of subsidiaries	118	—	1,565
Gains on step acquisition of associates and joint ventures	1,714	37,997	—
Others	90,048	88,642	86,640

Total other income	¥496,273	¥525,905	¥429,541

Fiscal Year Ended March 31, 2016 Compared to Fiscal Year Ended March 31, 2015

Other income decreased by ¥29,632 million, or 6%, from ¥525,905 million for the fiscal year ended March 31, 2015 to ¥496,273 million for the fiscal year ended March 31, 2016. The decrease was primarily due to decreases in gains on step acquisition of associates and joint ventures and income related to disposal of assets leased, which was partially offset by an increase in income from operating leases.

Fiscal Year Ended March 31, 2015 Compared to Fiscal Year Ended March 31, 2014

Other income increased by ¥96,364 million, or 22%, from ¥429,541 million for the fiscal year ended March 31, 2014 to ¥525,905 million for the fiscal year ended March 31, 2015. The increase was primarily due to increases in income from operating leases and income related to disposal of assets leased.

Impairment Charges on Financial Assets

The following table sets forth our impairment charges on financial assets for the periods shown.

	For the fiscal year ended March 31,
	2016	2015	2014
	(In millions)
Loans and advances	¥118,750	¥79,552	¥(25,806)
Available-for-sale financial assets	29,606	10,586	11,531

Total impairment charges (reversals) on financial assets	¥148,356	¥90,138	¥(14,275)

Fiscal Year Ended March 31, 2016 Compared to Fiscal Year Ended March 31, 2015

Our impairment charges on financial assets consist of losses relating to loans and advances and available-for-sale financial assets. Impairment charges on loans and advances are mainly affected by the economic environment and financial conditions of borrowers. On the other hand, impairment charges on available-for-sale financial assets are mainly affected by not only the economic environment and financial conditions of issuers but the fair value of the financial instruments, such as market prices on stock markets in the case of equity instruments.

Impairment charges on loans and advances increased by ¥39,198 million from ¥79,552 million for the fiscal year ended March 31, 2015 to ¥118,750 million for the fiscal year ended March 31, 2016, primarily due to an increase in impairment charges on loans and advances to our foreign customers.

For detailed information on provision for loan losses, see “—Financial Condition—Allowance for Loan Losses.”

Impairment charges on available-for-sale financial assets increased by ¥19,020 million from ¥10,586 million for the fiscal year ended March 31, 2015 to ¥29,606 million for the fiscal year ended March 31, 2016, primarily due to an increase in impairment charges on foreign investment trusts and publicly traded Japanese stocks.

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

For the fiscal year ended March 31, 2016, the types of securities on which the impairment charges were recognized included investments in limited partnerships, investment trusts and listed stocks.

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

Impairment charges on available-for-sale financial assets decreased by ¥945 million from ¥11,531 million for the fiscal year ended March 31, 2014 to ¥10,586 million for the fiscal year ended March 31, 2015. The types of securities on which the impairment charges were recognized for the fiscal year ended March 31, 2015 included investments in limited partnerships and listed stocks.

For detailed information on our available-for-sale financial assets, which include a diversified portfolio of domestic equity instruments, see “—Financial Condition—Investment Securities.”

General and Administrative Expenses

The following table sets forth our general and administrative expenses for the periods shown.

	For the fiscal year ended March 31,
	2016	2015	2014
	(In millions)
Personnel expenses	¥785,547	¥749,480	¥706,376
Depreciation and amortization	157,672	146,233	137,742
Rent and lease expenses	117,482	116,745	113,314
Building and maintenance expenses	13,966	10,068	8,886
Supplies expenses	16,628	14,865	15,482
Communication expenses	36,634	35,126	35,017
Publicity and advertising expenses	79,453	68,481	56,791
Taxes and dues	76,695	67,913	57,782
Outsourcing expenses	91,837	91,189	88,072
Premiums for deposit insurance	36,175	56,789	54,532
Office equipment expenses	47,621	47,318	40,388
Others	246,553	217,690	208,608

Total general and administrative expenses	¥1,706,263	¥1,621,897	¥1,522,990

Fiscal Year Ended March 31, 2016 Compared to Fiscal Year Ended March 31, 2015

General and administrative expenses increased by ¥84,366 million, or 5%, from ¥1,621,897 million for the fiscal year ended March 31, 2015 to ¥1,706,263 million for the fiscal year ended March 31, 2016, primarily due to increases in expenses related to overseas business development including an increase in our overseas staff and expenses of SMBC Trust Bank, reflecting the acquisition of the retail banking business of Citibank Japan in November 2015.

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

Other Expenses

The following table sets forth our other expenses for the periods shown.

	For the fiscal year ended March 31,
	2016	2015	2014
	(In millions)
Cost of operating leases	¥95,440	¥87,206	¥72,268
Cost related to disposal of assets leased	140,083	171,707	146,196
Cost related to IT solution services and IT systems	90,563	84,300	75,173
Provision for interest repayment	141,024	64,195	49,764
Losses on disposal of property, plant and equipment, and other intangible assets	4,302	6,703	6,763
Impairment losses of property, plant and equipment	4,237	5,108	3,157
Impairment losses of intangible assets	1,278	4	193
Losses on sale of investments in subsidiaries and associates	24	2,221	—
Impairment losses of investments in associates and joint ventures	17,306	4,631	4,686
Others	44,706	79,539	70,580

Total other expenses	¥538,963	¥505,614	¥428,780

Fiscal Year Ended March 31, 2016 Compared to Fiscal Year Ended March 31, 2015

Other expenses increased by ¥33,349 million, or 7%, from ¥505,614 million for the fiscal year ended March 31, 2015 to ¥538,963 million for the fiscal year ended March 31, 2016, primarily due to increases in provision for interest repayment, impairment losses of investments in associates and joint ventures, and cost of operating leases, which was partially offset by a decrease in cost related to disposal of assets leased.

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

Share of Post-tax Profit of Associates and Joint Ventures

Fiscal Year Ended March 31, 2016 Compared to Fiscal Year Ended March 31, 2015

Share of post-tax profit of associates and joint ventures increased by ¥12,932 million from ¥18,124 million for the fiscal year ended March 31, 2015 to ¥31,056 million for the fiscal year ended March 31, 2016. This was primarily due to the inclusion of our share of the profit of The Bank of East Asia, Limited, which became our equity-method associate in March 2015.

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

Income Tax Expense

Fiscal Year Ended March 31, 2016 Compared to Fiscal Year Ended March 31, 2015

Income tax expense decreased by ¥37,069 million from ¥409,947 million for the fiscal year ended March 31, 2015 to ¥372,878 million for the fiscal year ended March 31, 2016. The decrease was primarily due to a decrease in current tax expenses resulting from a decrease in taxable income and changes in Japanese corporation tax rates, which was partially offset by an increase in deferred tax expense. Regarding the changes in Japanese corporation tax rates, see Note 22 “Deferred Income Tax” to our consolidated financial statements included elsewhere in this annual report.

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

Business Segment Analysis

Our business segment information is prepared based on the internal reporting system utilized by our management to assess the performance of our business segments under Japanese GAAP. We have four main business segments: Commercial Banking, Leasing, Securities and Consumer Finance, with the remaining operations recorded in Others. The Commercial Banking segment covers the Bank, which accounts for the major portion of our total assets and revenue, other domestic banking subsidiaries, such as SMBC Trust Bank, KUBC and The Minato Bank, as well as foreign banking subsidiaries, such as SMBC Europe, SMBC (China) and Manufacturers Bank. We have SMFL in the Leasing segment, SMBC Nikko Securities and SMBC Friend Securities in the Securities segment and Sumitomo Mitsui Card, Cedyna and SMBC Consumer Finance in the Consumer Finance segment. Since the Bank has a significant impact on our overall performance, its performance is reported to management in more detail by each business unit based on customer market.

The Bank conducts its primary banking business through its four business units: the Wholesale Banking Unit, the Retail Banking Unit, the International Banking Unit and the Treasury Unit. In addition to the four business units, the Investment Banking Unit, the Corporate Advisory Division, the Private Advisory Division and the Transaction Business Division of the Bank provide a broad range of financial products, services and solutions to address sophisticated and diverse issues and needs of the Bank’s customers. The Corporate Advisory Division operates within the Wholesale Banking Unit, and the Private Advisory Division operates within the Wholesale Banking Unit and the Retail Banking Unit, while the Transaction Business Division operates within the Wholesale Banking Unit, the Retail Banking Unit and the International Banking Unit. The revenues and expenses of these units and divisions are generally allocated to each business unit. Organizational charts of SMFG and the Bank are provided in “Item 4.C. Organizational Structure.” Since figures reported to management are prepared under Japanese GAAP, the segment information does not agree to figures in the consolidated financial statements under IFRS. This difference is addressed in Note 4 “Segment Analysis—Reconciliation of Segmental Results of Operations to Consolidated Income Statement” to our consolidated financial statements included elsewhere in this annual report.

Segmental Results of Operation

For the fiscal year ended March 31, 2016:

	Commercial Banking
	SMBC						Others(2)	Total
	Wholesale Banking Unit	Retail Banking Unit	International Banking Unit	Treasury Unit	Others	SMBC Total
	(In billions)
Gross profit	¥545.3	¥372.8	¥356.0	¥293.6	¥(33.4)	¥1,534.3	¥303.0	¥1,837.3
Net interest income	300.1	302.0	225.4	168.2	27.9	1,023.6	174.4	1,198.0
Net non-interest income	245.2	70.8	130.6	125.4	(61.3)	510.7	128.6	639.3
General and administrative expenses and others	(205.1)	(354.1)	(116.5)	(29.1)	(100.7)	(805.5)	(218.9)	(1,024.4)

Consolidated net business profit(1)(7)	¥340.2	¥18.7	¥239.5	¥264.5	¥(134.1)	¥728.8	¥84.1	¥812.9

	Leasing		Securities			Consumer Finance				Others	Total
	SMFL(3)	Total(4)	SMBC Nikko Securities(5)	SMBC Friend Securities	Total(4)	Sumitomo Mitsui Card	Cedyna(6)	SMBC Consumer Finance(3)	Total(4)
	(In billions)
Gross profit	¥142.8	¥162.6	¥316.3	¥43.8	¥357.1	¥208.5	¥165.2	¥233.4	¥611.5	¥(64.5)	¥2,904.0
Net interest income	17.9	22.9	1.6	1.5	4.6	13.6	23.7	157.0	188.9	8.6	1,423.0
Net non-interest income	124.9	139.7	314.7	42.3	352.5	194.9	141.5	76.4	422.6	(73.1)	1,481.0
General and administrative expenses and others	(62.1)	(67.1)	(255.8)	(38.8)	(307.2)	(157.1)	(124.2)	(104.8)	(397.2)	34.8	(1,761.1)

Consolidated net business profit(1)(7)	¥80.7	¥95.5	¥60.5	¥5.0	¥49.9	¥51.4	¥41.0	¥128.6	¥214.3	¥(29.7)	¥1,142.9

Gross Profit by Business Segment

(For the fiscal year ended March 31, 2016)

For the fiscal year ended March 31, 2015:

	Commercial Banking
	SMBC						Others(2)	Total
	Wholesale Banking Unit	Retail Banking Unit	International Banking Unit	Treasury Unit	Others	SMBC Total
	(In billions)
Gross profit	¥555.4	¥386.8	¥345.3	¥354.0	¥(7.2)	¥1,634.3	¥289.4	¥1,923.7
Net interest income	315.8	313.2	227.8	212.4	52.2	1,121.4	171.3	1,292.7
Net non-interest income	239.6	73.6	117.5	141.6	(59.4)	512.9	118.1	631.0
General and administrative expenses and others	(206.8)	(350.1)	(106.6)	(25.9)	(101.8)	(791.2)	(203.0)	(994.2)

Consolidated net business profit(1)(7)	¥348.6	¥36.7	¥238.7	¥328.1	¥(109.0)	¥843.1	¥86.4	¥929.5

	Leasing		Securities			Consumer Finance				Others	Total
	SMFL(3)	Total(4)	SMBC Nikko Securities(5)	SMBC Friend Securities	Total(4)	Sumitomo Mitsui Card	Cedyna(6)	SMBC Consumer Finance(3)	Total(4)
	(In billions)
Gross profit	¥137.0	¥149.3	¥346.3	¥50.4	¥393.9	¥196.4	¥164.2	¥215.5	¥576.9	¥(63.4)	¥2,980.4
Net interest income	19.3	24.4	1.5	1.2	3.8	13.6	25.9	149.0	178.7	5.6	1,505.2
Net non-interest income	117.7	124.9	344.8	49.2	390.1	182.8	138.3	66.5	398.2	(69.0)	1,475.2
General and administrative expenses and others	(56.5)	(60.8)	(248.7)	(40.0)	(301.9)	(146.0)	(121.7)	(96.1)	(381.9)	68.9	(1,669.9)

Consolidated net business profit(1)(7)	¥80.5	¥88.5	¥97.6	¥10.4	¥92.0	¥50.4	¥42.5	¥119.4	¥195.0	¥5.5	¥1,310.5

For the fiscal year ended March 31, 2014:

	Commercial Banking
	SMBC						Others(2)	Total
	Wholesale Banking Unit	Retail Banking Unit	International Banking Unit	Treasury Unit	Others	SMBC Total
	(In billions)
Gross profit	¥558.5	¥405.4	¥296.0	¥325.5	¥(27.3)	¥1,558.1	¥249.1	¥1,807.2
Net interest income	323.4	321.3	174.6	225.2	20.4	1,064.9	171.1	1,236.0
Net non-interest income	235.1	84.1	121.4	100.3	(47.7)	493.2	78.0	571.2
General and administrative expenses and others	(200.7)	(336.4)	(89.1)	(22.9)	(96.6)	(745.7)	(195.6)	(941.3)

Consolidated net business profit(1)(7)	¥357.8	¥69.0	¥206.9	¥302.6	¥(123.9)	¥812.4	¥53.5	¥865.9

	Leasing		Securities			Consumer Finance				Others	Total
	SMFL(3)	Total(4)	SMBC Nikko Securities(5)	SMBC Friend Securities	Total(4)	Sumitomo Mitsui Card	Cedyna(6)	SMBC Consumer Finance(3)	Total(4)
	(In billions)
Gross profit	¥127.9	¥138.4	¥339.3	¥58.2	¥397.8	¥189.9	¥167.6	¥181.8	¥540.1	¥14.7	¥2,898.2
Net interest income	29.1	35.2	0.2	1.4	2.7	13.9	28.3	124.4	156.6	53.7	1,484.2
Net non-interest income	98.8	103.2	339.1	56.8	395.1	176.0	139.3	57.4	383.5	(39.0)	1,414.0
General and administrative expenses and others	(52.9)	(54.4)	(235.3)	(42.5)	(292.0)	(139.6)	(123.6)	(73.0)	(352.8)	80.8	(1,559.7)

Consolidated net business profit(1)(7)	¥75.0	¥84.0	¥104.0	¥15.7	¥105.8	¥50.3	¥44.0	¥108.8	¥187.3	¥95.5	¥1,338.5

(1)	Consolidated net business profit = Gross profit (*) – General and administrative expenses + share of profit or loss of equity-method associates.

(*)Gross profit = (Interest income – Interest expenses) + Trust fees + (Fee and commission income – Fee and commission expenses) + (Trading income – Trading losses) + (Other operating income – Other operating expenses).

(2)	Others in Commercial Banking consist of SMFG’s banking subsidiaries except SMBC, such as SMBC Trust Bank, KUBC, The Minato Bank, SMBC Europe and SMBC (China).
(3)	The figures represent consolidated figures of respective companies.
(4)	Total under each business segment, except Commercial Banking, includes the aggregation of the results from the operating units that were not separately identified.
(5)	The figures are the sum of SMBC Nikko Securities (nonconsolidated basis) and its overseas securities subsidiaries.
(6)	The figures represent Cedyna’s consolidated figures excluding insignificant subsidiaries.
(7)	The Group’s total credit cost (reversal) for the fiscal years ended March 31, 2016, 2015 and 2014 were ¥102.8 billion, ¥7.8 billion and ¥(49.1) billion, respectively, of which ¥10.3 billion, ¥(68.3) billion and ¥(116.5) billion were for Commercial Banking, ¥(1.5) billion, ¥(6.1) billion and ¥(0.9) billion were for Leasing, ¥(0.2) billion, ¥(0.2) billion and nil were for Securities and ¥91.4 billion, ¥78.8 billion and ¥66.8 billion were for Consumer Finance. Total credit costs include gains on recoveries of written-off claims. The Group’s total credit costs (reversal) are not included in the consolidated net business profit.

Commercial Banking

Fiscal Year Ended March 31, 2016 Compared to Fiscal Year Ended March 31, 2015

Our consolidated net business profit from our Commercial Banking segment decreased by ¥117 billion from ¥930 billion for the fiscal year ended March 31, 2015 to ¥813 billion for the fiscal year ended March 31, 2016. This was due to a decrease in net interest income and an increase in general and administrative expenses.

The Bank’s Wholesale Banking Unit

Both gross profit and consolidated net business profit from the Bank’s Wholesale Banking Unit decreased by ¥10 billion and ¥9 billion from ¥555 billion and ¥349 billion for the fiscal year ended March 31, 2015 to ¥545 billion and ¥340 billion for the fiscal year ended March 31, 2016, respectively. The decrease was primarily due to a decrease in net interest income, which was partially offset by an increase in net non-interest income. Net interest income decreased primarily due to a decrease in the interest rate spreads for loans as a result of the increasing lending competition in the commercial banking industry in Japan, although loans to domestic companies increased. Net non-interest income increased primarily due to an increase in fees and commissions related to loan syndication and structured finance.

The Bank’s Retail Banking Unit

Both gross profit and consolidated net business profit from the Bank’s Retail Banking Unit decreased by ¥14 billion and ¥18 billion from ¥387 billion and ¥37 billion for the fiscal year ended March 31, 2015 to ¥373 billion and ¥19 billion for the fiscal year ended March 31, 2016, respectively. Net interest income decreased primarily due to a decrease in the balance of housing loans, reflecting the intense competition in the housing loan market in Japan.

The Bank’s International Banking Unit

Both gross profit and consolidated net business profit from the Bank’s International Banking Unit increased by ¥11 billion and ¥1 billion from ¥345 billion and ¥239 billion for the fiscal year ended March 31, 2015 to ¥356 billion and ¥240 billion for the fiscal year ended March 31, 2016, respectively. Net non-interest income increased due to an increase in commissions related to loan transactions, reflecting our allocation of assets primarily to the United States. The increase in gross profit was partially offset by an increase in general and administrative expenses related to overseas business development.

The Bank’s Treasury Unit

Both gross profit and consolidated net business profit from the Bank’s Treasury Unit decreased by ¥60 billion and ¥63 billion from ¥354 billion and ¥328 billion for the fiscal year ended March 31, 2015 to ¥294 billion and ¥265 billion for the fiscal year ended March 31, 2016, respectively. This was primarily due to a decrease in net income from equity related transactions, reflecting the negative trend in the market.

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

The Bank’s Retail Banking Unit

Both gross profit and consolidated net business profit from the Bank’s Retail Banking Unit decreased by ¥18 billion and ¥32 billion from ¥405 billion and ¥69 billion for the fiscal year ended March 31, 2014 to ¥387 billion and ¥37 billion for the fiscal year ended March 31, 2015, respectively. Net interest income decreased primarily due to a decrease in the interest rate spreads for and the balance of housing loans, reflecting the increasing competition in the housing loan market in Japan. Non-interest income decreased primarily due to a decrease in fees and commissions related to investment trusts.

The Bank’s International Banking Unit

Both gross profit and consolidated net business profit from the Bank’s International Banking Unit increased by ¥49 billion and ¥32 billion from ¥296 billion and ¥207 billion for the fiscal year ended March 31, 2014 to ¥345 billion and ¥239 billion for the fiscal year ended March 31, 2015, respectively. Net interest income increased due to an increase in the balance of loans to the foreign customers, reflecting our allocation of assets primarily to Asian countries and the United States. The increase in gross profit was partially offset by an increase in general and administrative expenses related to overseas business development.

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

Leasing

Fiscal Year Ended March 31, 2016 Compared to Fiscal Year Ended March 31, 2015

Both gross profit and consolidated net business profit in our Leasing segment increased by ¥14 billion and ¥7 billion from ¥149 billion and ¥89 billion for the fiscal year ended March 31, 2015 to ¥163 billion and ¥96 billion for the fiscal year ended March 31, 2016, respectively. This was primarily due to an increase in net non-interest income, which was partially offset by an increase in general and administrative expenses of SMFL.

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

Securities

Fiscal Year Ended March 31, 2016 Compared to Fiscal Year Ended March 31, 2015

Both gross profit and consolidated net business profit in our Securities segment decreased by ¥37 billion and ¥42 billion from ¥394 billion and ¥92 billion for the fiscal year ended March 31, 2015 to ¥357 billion and ¥50 billion for the fiscal year ended March 31, 2016, respectively. This was primarily due to a decrease in net non-interest income of SMBC Nikko Securities mainly as a result of a decrease in sales of foreign currency bonds and investment trusts.

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

Consumer Finance

Fiscal Year Ended March 31, 2016 Compared to Fiscal Year Ended March 31, 2015

Both gross profit and consolidated net business profit in our Consumer Finance segment increased by ¥35 billion and ¥19 billion from ¥577 billion and ¥195 billion for the fiscal year ended March 31, 2015 to ¥612 billion and ¥214 billion for the fiscal year ended March 31, 2016, respectively. This was primarily due to an increase in gross profit of Sumitomo Mitsui Card and SMBC Consumer Finance, which was partially offset by an increase in general and administrative expenses attributable to those companies.

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

Financial Condition

Assets

Our total assets increased by ¥991,186 million from ¥179,181,466 million at March 31, 2015 to ¥180,172,652 million at March 31, 2016, primarily due to increases in cash and deposits with banks and loans and advances, which were partially offset by a decrease in investment securities.

Our assets at March 31, 2016 and 2015 were as follows.

	At March 31,
	2016	2015
	(In millions)
Cash and deposits with banks	¥43,144,654	¥40,112,783
Call loans and bills bought	1,291,366	1,326,965
Reverse repurchase agreements and cash collateral on securities borrowed	8,236,516	7,218,498
Trading assets	3,615,092	3,243,185
Derivative financial instruments	5,290,825	6,471,203
Financial assets at fair value through profit or loss	1,611,877	1,785,684
Investment securities	19,865,347	24,239,656
Loans and advances	88,862,371	86,971,716
Investments in associates and joint ventures	702,264	619,814
Property, plant and equipment	2,590,951	2,496,497
Intangible assets	1,048,093	975,995
Other assets	3,654,448	3,485,123
Current tax assets	143,534	116,847
Deferred tax assets	115,314	117,500

Total assets	¥180,172,652	¥179,181,466

Loans and Advances

Our main operating activity is the lending business. We make loans and extend other types of credit principally to corporate and individual customers in Japan and to corporate and sovereign customers in foreign countries.

At March 31, 2016, our loans and advances were ¥88,862,371 million, or 49% of total assets, representing an increase of ¥1,890,655 million, or 2%, from ¥86,971,716 million at March 31, 2015. The increase in loans and advances was due to increases in both those to domestic customers and foreign customers. The increase in loans and advances to our domestic customers was primarily due to an increase in the demand for financing, including that of cross-border M&A deals, supported by the improvement in corporate earnings. The increase in loans and advances to our foreign customers was primarily due to our allocation of assets to the United States.

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

	At March 31,
	2016	2015
	(In millions)
Manufacturing	¥8,298,576	¥8,061,654
Agriculture, forestry, fisheries and mining	184,314	171,855
Construction	1,169,900	1,150,616
Transportation, communications and public enterprises	5,258,899	5,175,949
Wholesale and retail	5,548,103	5,664,385
Finance and insurance	2,684,865	2,869,967
Real estate and goods rental and leasing	9,587,757	8,766,724
Services	4,960,352	4,776,706
Municipalities	1,374,306	1,353,949
Lease financing	2,212,048	2,211,773
Consumer(1)	18,935,521	18,817,259
Others	2,989,278	3,211,240

Total domestic	¥63,203,919	¥62,232,077

(1)	The balance in Consumer mainly consists of housing loans. The housing loan balances amounted to ¥13,984,755 million and ¥14,087,453 million at March 31, 2016 and 2015, respectively.

Foreign

The following table shows the outstanding loans and advances to our customers whose domiciles are not in Japan, classified by industry, before deducting the allowance for loan losses, and adjusting unearned income, unamortized premiums-net and deferred loan fees-net at the dates indicated.

	At March 31,
	2016	2015
	(In millions)
Public sector	¥236,290	¥164,495
Financial institutions	4,067,764	3,880,655
Commerce and industry	20,451,545	20,010,729
Lease financing	357,072	308,128
Others	1,481,455	1,375,624

Total foreign	¥26,594,126	¥25,739,631

Allowance for Loan Losses

We calculate the allowance for loan losses using the latest assignment of obligor grades (our internal credit rating) and supplementary data such as the borrowers’ operating cash flows, realizable value of collateral and recent economic conditions.

Fiscal Year Ended March 31, 2016 Compared to Fiscal Year Ended March 31, 2015

For the fiscal year ended March 31, 2016, the allowance for loan losses decreased by ¥70,835 million, or 9%, from ¥793,552 million at March 31, 2015 to ¥722,717 million at March 31, 2016. The balance of the allowance for loan losses increases when the provision for loan losses is recognized and decreases when charge-offs are recognized through the sales of loans and write-offs. As we recorded a provision for loan losses of ¥118,750 million and charge-offs of ¥193,649 million for the fiscal year ended March 31, 2016, and charge-offs exceeded the provision for loan losses, the overall allowance for loan losses decreased.

The provision for loan losses increased by ¥39,198 million from ¥79,552 million for the fiscal year ended March 31, 2015 to ¥118,750 million for the fiscal year ended March 31, 2016. The increase was primarily due to an increase in the provision for loan losses related to our foreign customers, especially resource-related companies, reflecting a decrease in natural resource prices.

Charge-offs decreased by ¥56,247 million from the previous fiscal year to ¥193,649 million for the fiscal year ended March 31, 2016. Charge-offs of domestic loans and advances decreased by ¥67,232 million compared to the previous fiscal year to ¥173,431 million for the fiscal year ended March 31, 2016, primarily due to a decrease in charge-offs related to customers from the real estate and goods rental and leasing, and wholesale and retail industries. Charge-offs of foreign loans and advances increased by ¥10,985 million compared to the previous fiscal year to ¥20,218 million for the fiscal year ended March 31, 2016.

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

The following table shows our allowance for loan losses for each of the periods indicated.

	For the fiscal year ended March 31,
	2016	2015	2014
	(In millions)
Allowance for loan losses at beginning of period	¥793,552	¥950,665	¥1,262,478
Provision (credit) for loan losses	118,750	79,552	(25,806)
Charge-offs:
Domestic	173,431	240,663	283,034
Foreign	20,218	9,233	19,647

Total	193,649	249,896	302,681

Recoveries:
Domestic	9,477	9,517	9,293
Foreign	871	380	362

Total	10,348	9,897	9,655

Net charge-offs	183,301	239,999	293,026
Others(1)	(6,284)	3,334	7,019

Allowance for loan losses at end of period	¥722,717	¥793,552	¥950,665

(1)	Others mainly include foreign exchange translations for the fiscal years ended March 31, 2016, 2015 and 2014.

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

The following table shows the distribution of impaired loans and advances by “potentially bankrupt, effectively bankrupt and bankrupt (loans and advances),” “past due three months or more (loans),” “restructured (loans)”and “other impaired (loans and advances)” at March 31, 2016 and 2015 by domicile and type of industry of the borrowers. At March 31, 2016, gross impaired loans and advances were ¥1,352,587 million, a decrease of ¥245,515 million from ¥1,598,102 million at March 31, 2015. The ratio of gross impaired loans and advances to the outstanding loans and advances before deducting the allowance for loan losses, and adjusting unearned income, unamortized premiums-net and deferred loan fees-net was 1.5% at March 31, 2016, a decrease of 0.3 percentage points from 1.8% at March 31, 2015.

	At March 31,
	2016	2015
	(In millions)
Potentially bankrupt, effectively bankrupt and bankrupt (loans and advances):
Domestic:
Manufacturing	¥119,318	¥149,686
Agriculture, forestry, fisheries and mining	2,843	7,146
Construction	25,932	36,903
Transportation, communications and public enterprises	38,008	52,168
Wholesale and retail	125,241	156,753
Finance and insurance	8,302	9,551
Real estate and goods rental and leasing	133,324	198,714
Services	126,781	161,384
Lease financing	16,122	18,522
Consumer	213,931	223,464
Others	32,503	43,443

Total domestic	842,305	1,057,734

Foreign:
Public sector	31	14
Financial institutions	28	19,720
Commerce and industry	148,475	146,821
Lease financing	11,104	8,969
Others	5,682	6,152

Total foreign	165,320	181,676

Total	1,007,625	1,239,410

Past due three months or more (loans):
Domestic	21,861	23,586
Foreign	7,962	398

Total	29,823	23,984

Restructured (loans):
Domestic	164,035	144,628
Foreign	22,401	43,330

Total	186,436	187,958

Other impaired (loans and advances):
Domestic	126,211	140,858
Foreign	2,492	5,892

Total	128,703	146,750

Gross impaired loans and advances	1,352,587	1,598,102

Less: Allowance for loan losses for impaired loans and advances	(613,510)	(699,207)

Net impaired loans and advances	¥739,077	¥898,895

In addition to the discussion in this section, see Note 45 “Financial Risk Management—Credit Risk” to our consolidated financial statements included elsewhere in this annual report.

Investment Securities

Our investment securities, including available-for-sale financial assets and held-to-maturity investments, totaled ¥19,865,347 million at March 31, 2016, a decrease of ¥4,374,309 million, or 18%, from ¥24,239,656 million at March 31, 2015. The decrease in our investment securities was primarily due to a decrease in our holdings of available-for-sale domestic bonds.

Our bond portfolio is principally held for asset and liability management purposes. Our bond portfolio mostly consisted of Japanese government bonds, U.S. Treasury securities and bonds issued by other governments and official institutions.

Our held-to-maturity investments amounted to ¥2,267,542 million at March 31, 2016, a decrease of ¥1,129,353 million, or 33%, from ¥3,396,895 million at March 31, 2015, primarily due to redemptions at maturity of Japanese government bonds, which are the principal components of our held-to-maturity investments portfolio.

Domestic available-for-sale financial assets included ¥6,867,292 million of domestic debt instruments at March 31, 2016, a decrease of ¥2,806,408 million, or 29%, from ¥9,673,700 million at March 31, 2015. The decrease was primarily due to a decrease in our holdings of Japanese government bonds. Moreover, we manage the average duration of our Japanese government bonds to be short, and Japanese government bonds with a maturity of less than a year and those with a maturity of less than five years accounted for 24% and 96%, respectively, of our total Japanese government bonds at March 31, 2016. As for our foreign available-for-sale financial assets, we had ¥5,482,618 million of foreign debt instruments, which was an increase of ¥742,870 million, or 16%, from ¥4,739,748 million at March 31, 2015. Most of our foreign debt instruments, including mortgage-backed securities, are issued or guaranteed by foreign governments, government agencies or official institutions. The increase was primarily due to an increase in our holdings of mortgage-backed securities of Government National Mortgage Association. Of our foreign debt instruments, 55% had a maturity of less than five years.

We had ¥4,668,299 million of domestic equity instruments and ¥579,596 million of foreign equity instruments at March 31, 2016. Our domestic equity instruments, which consisted principally of publicly traded Japanese stocks and included common and preferred stocks issued by our customers, decreased by ¥1,008,072 million, or 18%, from ¥5,676,371 million at March 31, 2015. Net unrealized gains on our domestic equity instruments decreased by ¥682,838 million, or 23%, from ¥3,031,726 million at March 31, 2015 to ¥2,348,888 million at March 31, 2016. The decrease was primarily due to a decline in the market prices of these stocks in a market environment where, as described in “Item 5. Operating and Financial Review and Prospects—Overview—Operating Environment,” the Nikkei Stock Average dropped from ¥19,206.99 at March 31, 2015 to ¥16,758.67 at March 31, 2016. Net unrealized gains on our foreign equity instruments decreased by ¥113,138 million, or 36%, from ¥317,718 million at March 31, 2015 to ¥204,580 million at March 31, 2016.

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

The following tables show the amortized cost, gross unrealized gains and losses and fair value of our investment securities, which are classified as held-to-maturity investments and available-for-sale financial assets at March 31, 2016, 2015 and 2014.

	At March 31, 2016
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥2,241,491	¥16,574	¥—	¥2,258,065
Japanese municipal bonds	20,849	26	3	20,872
Japanese corporate bonds	5,202	28	—	5,230

Total domestic	2,267,542	16,628	3	2,284,167

Foreign	—	—	—	—

Total	¥2,267,542	¥16,628	¥3	¥2,284,167

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥6,481,951	¥47,906	¥1,282	¥6,528,575
Japanese municipal bonds	31,081	157	17	31,221
Japanese corporate bonds	303,894	3,687	85	307,496

Total domestic debt instruments	6,816,926	51,750	1,384	6,867,292
Equity instruments	2,319,411	2,385,454	36,566	4,668,299

Total domestic	9,136,337	2,437,204	37,950	11,535,591

Foreign:
U.S. Treasury and other U.S. government agency bonds	2,243,096	5,237	2,203	2,246,130
Bonds issued by other governments and official institutions	2,130,938	10,107	2,052	2,138,993
Mortgage-backed securities	978,315	6,692	486	984,521
Other debt instruments	112,312	713	51	112,974

Total foreign debt instruments	5,464,661	22,749	4,792	5,482,618
Equity instruments	375,016	227,025	22,445	579,596

Total foreign	5,839,677	249,774	27,237	6,062,214

Total	¥14,976,014	¥2,686,978	¥65,187	¥17,597,805

	At March 31, 2015
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥3,282,787	¥20,441	¥—	¥3,303,228
Japanese municipal bonds	67,843	222	—	68,065
Japanese corporate bonds	46,265	174	—	46,439

Total domestic	3,396,895	20,837	—	3,417,732

Foreign	—	—	—	—

Total	¥3,396,895	¥20,837	¥—	¥3,417,732

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥9,376,173	¥17,318	¥3,532	¥9,389,959
Japanese municipal bonds	51,882	281	13	52,150
Japanese corporate bonds	229,726	1,928	63	231,591

Total domestic debt instruments	9,657,781	19,527	3,608	9,673,700
Equity instruments	2,644,645	3,033,813	2,087	5,676,371

Total domestic	12,302,426	3,053,340	5,695	15,350,071

Foreign:
U.S. Treasury and other U.S. government agency bonds	2,064,938	2,497	5,392	2,062,043
Bonds issued by other governments and official institutions	2,178,318	27,976	632	2,205,662
Mortgage-backed securities	257,277	231	408	257,100
Other debt instruments	213,815	1,621	493	214,943

Total foreign debt instruments	4,714,348	32,325	6,925	4,739,748
Equity instruments	435,224	317,801	83	752,942

Total foreign	5,149,572	350,126	7,008	5,492,690

Total	¥17,451,998	¥3,403,466	¥12,703	¥20,842,761

	At March 31, 2014
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥4,330,877	¥32,095	¥125	¥4,362,847
Japanese municipal bonds	102,580	847	2	103,425
Japanese corporate bonds	94,797	1,306	27	96,076

Total domestic	4,528,254	34,248	154	4,562,348

Foreign	—	—	—	—

Total	¥4,528,254	¥34,248	¥154	¥4,562,348

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥8,242,654	¥19,212	¥57	¥8,261,809
Japanese municipal bonds	125,095	736	27	125,804
Japanese corporate bonds	512,904	2,519	143	515,280

Total domestic debt instruments	8,880,653	22,467	227	8,902,893
Equity instruments	2,444,269	2,032,382	6,404	4,470,247

Total domestic	11,324,922	2,054,849	6,631	13,373,140

Foreign:
U.S. Treasury and other U.S. government agency bonds	1,891,918	194	20,355	1,871,757
Bonds issued by other governments and official institutions	1,215,260	1,478	541	1,216,197
Mortgage-backed securities	256,389	108	14,848	241,649
Other debt instruments	239,757	2,527	484	241,800

Total foreign debt instruments	3,603,324	4,307	36,228	3,571,403
Equity instruments	364,387	216,625	811	580,201

Total foreign	3,967,711	220,932	37,039	4,151,604

Total	¥15,292,633	¥2,275,781	¥43,670	¥17,524,744

The following tables show the fair value and gross unrealized losses of our investment securities, aggregated by the length of time that the individual securities have been in a continuous unrealized loss position at March 31, 2016, 2015 and 2014. None of the available-for-sale equity instruments included in the tables have been in a continuous unrealized loss position for twelve months or more, since a significant or prolonged decline in the fair value of an equity instrument below its cost is considered to be an objective evidence of impairment and in such case the unrealized losses are reclassified from equity to profit or loss.

	At March 31, 2016
	Less than twelve months		Twelve months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥—	¥—	¥—	¥—	¥—	¥—
Japanese municipal bonds	4,386	3	—	—	4,386	3
Japanese corporate bonds	—	—	—	—	—	—

Total domestic	4,386	3	—	—	4,386	3

Foreign	—	—	—	—	—	—

Total	¥4,386	¥3	¥—	¥—	¥4,386	¥3

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥675,693	¥1,282	¥—	¥—	¥675,693	¥1,282
Japanese municipal bonds	3,893	16	775	1	4,668	17
Japanese corporate bonds	42,692	82	860	3	43,552	85

Total domestic debt instruments	722,278	1,380	1,635	4	723,913	1,384
Equity instruments	425,494	36,566	—	—	425,494	36,566

Total domestic	1,147,772	37,946	1,635	4	1,149,407	37,950

Foreign:
U.S. Treasury and other U.S. government agency bonds	857,102	2,164	22,474	39	879,576	2,203
Bonds issued by other governments and official institutions	938,377	2,012	32,063	40	970,440	2,052
Mortgage-backed securities	8,294	44	12,013	442	20,307	486
Other debt instruments	44,965	30	2,077	21	47,042	51

Total foreign debt instruments	1,848,738	4,250	68,627	542	1,917,365	4,792
Equity instruments	160,245	22,445	—	—	160,245	22,445

Total foreign	2,008,983	26,695	68,627	542	2,077,610	27,237

Total	¥3,156,755	¥64,641	¥70,262	¥546	¥3,227,017	¥65,187

	At March 31, 2015
	Less than twelve months		Twelve months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥—	¥—	¥—	¥—	¥—	¥—
Japanese municipal bonds	—	—	—	—	—	—
Japanese corporate bonds	—	—	—	—	—	—

Total domestic	—	—	—	—	—	—

Foreign	—	—	—	—	—	—

Total	¥—	¥—	¥—	¥—	¥—	¥—

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥2,067,924	¥3,531	¥22	¥1	¥2,067,946	¥3,532
Japanese municipal bonds	1,550	8	1,476	5	3,026	13
Japanese corporate bonds	36,668	61	498	2	37,166	63

Total domestic debt instruments	2,106,142	3,600	1,996	8	2,108,138	3,608
Equity instruments	37,689	2,087	—	—	37,689	2,087

Total domestic	2,143,831	5,687	1,996	8	2,145,827	5,695

Foreign:
U.S. Treasury and other U.S. government agency bonds	387,664	2,535	441,641	2,857	829,305	5,392
Bonds issued by other governments and official institutions	633,935	604	23,507	28	657,442	632
Mortgage-backed securities	—	—	15,208	408	15,208	408
Other debt instruments	89,627	110	1,909	383	91,536	493

Total foreign debt instruments	1,111,226	3,249	482,265	3,676	1,593,491	6,925
Equity instruments	5,066	83	—	—	5,066	83

Total foreign	1,116,292	3,332	482,265	3,676	1,598,557	7,008

Total	¥3,260,123	¥9,019	¥484,261	¥3,684	¥3,744,384	¥12,703

	At March 31, 2014
	Less than twelve months		Twelve months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥—	¥—	¥269,649	¥125	¥269,649	¥125
Japanese municipal bonds	1,882	2	—	—	1,882	2
Japanese corporate bonds	6,585	19	1,208	8	7,793	27

Total domestic	8,467	21	270,857	133	279,324	154

Foreign	—	—	—	—	—	—

Total	¥8,467	¥21	¥270,857	¥133	¥279,324	¥154

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥35,592	¥57	¥22	¥—	¥35,614	¥57
Japanese municipal bonds	4,740	18	2,277	9	7,017	27
Japanese corporate bonds	48,777	74	22,476	69	71,253	143

Total domestic debt instruments	89,109	149	24,775	78	113,884	227
Equity instruments	123,013	6,404	—	—	123,013	6,404

Total domestic	212,122	6,553	24,775	78	236,897	6,631

Foreign:
U.S. Treasury and other U.S. government agency bonds	1,095,165	15,531	97,688	4,824	1,192,853	20,355
Bonds issued by other governments and official institutions	540,015	541	—	—	540,015	541
Mortgage-backed securities	224,568	14,846	426	2	224,994	14,848
Other debt instruments	25,733	444	51,751	40	77,484	484

Total foreign debt instruments	1,885,481	31,362	149,865	4,866	2,035,346	36,228
Equity instruments	13,704	811	—	—	13,704	811

Total foreign	1,899,185	32,173	149,865	4,866	2,049,050	37,039

Total	¥2,111,307	¥38,726	¥174,640	¥4,944	¥2,285,947	¥43,670

Trading Assets

The following table shows our trading assets at March 31, 2016 and 2015. Our trading assets were ¥3,615,092 million at March 31, 2016, an increase of ¥371,907 million from ¥3,243,185 million at March 31, 2015. The increase was primarily due to an increase in our holdings of Japanese government bonds.

	At March 31,
	2016	2015
	(In millions)
Debt instruments	¥3,174,309	¥2,618,593
Equity instruments	440,783	624,592

Total trading assets	¥3,615,092	¥3,243,185

Financial Assets at Fair Value Through Profit or Loss

The following table shows the fair value of our financial assets at fair value through profit or loss at March 31, 2016 and 2015. The fair value was ¥1,611,877 million at March 31, 2016, a decrease of ¥173,807 million from ¥1,785,684 million at March 31, 2015. The decrease was primarily due to a decrease in our holdings of equity instruments.

	At March 31,
	2016	2015
	(In millions)
Debt instruments	¥1,582,571	¥1,654,259
Equity instruments	29,306	131,425

Total financial assets at fair value through profit or loss	¥1,611,877	¥1,785,684

Exposures to Selected European Countries

The following tables show exposures to Greece, Italy, Ireland, Portugal and Spain at March 31, 2016 and 2015. Our exposures to those countries consisted mainly of loans, trade financing, leases, guarantees and unused commitments to large corporations, and project finance transactions. All figures in this subsection are based on the data collected for our internal risk management.

	At March 31, 2016
	Sovereign	Financial institutions	Non-financial corporations	Total
	(In billions)
Greece	¥—	¥—	¥6.3	¥6.3
Italy	—	7.1	284.0	291.1
Ireland	—	—	368.5	368.5
Portugal	—	—	5.9	5.9
Spain	0.9	0.2	271.7	272.8

Total	¥0.9	¥7.3	¥936.4	¥944.6

	At March 31, 2015
	Sovereign	Financial institutions	Non-financial corporations	Total
	(In billions)
Greece	¥—	¥—	¥7.6	¥7.6
Italy	—	0.9	221.9	222.8
Ireland	—	—	236.0	236.0
Portugal	—	—	6.1	6.1
Spain	2.3	0.2	260.5	263.0

Total	¥2.3	¥1.1	¥732.1	¥735.5

Liabilities

Our total liabilities increased by ¥969,937 million from ¥168,160,616 million at March 31, 2015 to ¥169,130,553 million at March 31, 2016, primarily due to an increase in deposits.

The following table shows our liabilities at March 31, 2016 and 2015.

	At March 31,
	2016	2015
	(In millions)
Deposits	¥125,940,797	¥115,833,980
Call money and bills sold	1,220,456	5,873,124
Repurchase agreements and cash collateral on securities lent	6,839,474	8,820,083
Trading liabilities	2,197,673	2,193,400
Derivative financial instruments	5,086,083	6,739,787
Borrowings	9,914,129	11,217,052
Debt securities in issue	10,829,612	11,051,431
Provisions	262,401	207,624
Other liabilities	6,410,733	5,548,965
Current tax liabilities	93,307	111,365
Deferred tax liabilities	335,888	563,805

Total liabilities	¥169,130,553	¥168,160,616

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

The Bank’s foreign offices accept deposits mainly in U.S. dollars, but also in yen and other currencies, and are active participants in the Euro-currency market as well as the United States domestic money market. Foreign deposits mainly consist of stable types of deposits, such as deposits at notice, time deposits, and negotiable certificates of deposit. These deposits typically pay interest determined with reference to market rates such as LIBOR.

Our deposit balances at March 31, 2016 were ¥125,940,797 million, an increase of ¥10,106,817 million, or 9%, from ¥115,833,980 million at March 31, 2015, primarily due to increases in demand deposits at domestic offices and time deposits and deposits at notice at foreign offices, reflecting our efforts to expand and diversify our foreign currency funding sources for overseas business development.

The following table shows a breakdown of our domestic and foreign offices’ deposits at the dates indicated.

	At March 31,
	2016	2015
	(In millions)
Domestic offices:
Non-interest-bearing demand deposits	¥17,566,123	¥15,387,795
Interest-bearing demand deposits	44,975,104	40,593,134
Deposits at notice	874,581	821,717
Time deposits	22,921,709	24,186,585
Negotiable certificates of deposit	6,451,869	5,705,862
Others	7,242,800	5,736,495

Total domestic offices	100,032,186	92,431,588

Foreign offices:
Non-interest-bearing demand deposits	1,097,531	862,698
Interest-bearing demand deposits	1,865,098	1,448,643
Deposits at notice	8,819,990	7,968,300
Time deposits	6,222,716	4,897,880
Negotiable certificates of deposit	7,797,966	8,120,036
Others	105,310	104,835

Total foreign offices	25,908,611	23,402,392

Total deposits	¥125,940,797	¥115,833,980

Borrowings

Borrowings include short-term borrowings, unsubordinated and subordinated long-term borrowings, liabilities associated with securitization transactions of our own assets, and lease obligations. At March 31, 2016, our borrowings were ¥9,914,129 million, a decrease of ¥1,302,923 million, or 12%, from ¥11,217,052 million at March 31, 2015, primarily due to a decrease in short-term borrowings.

At March 31, 2016, our short-term borrowings accounted for 31% of our total borrowings, and our long-term borrowings accounted for 57% of our total borrowings.

The following table shows the balances with respect to our borrowings at March 31, 2016 and 2015.

	At March 31,
	2016	2015
	(In millions)
Short-term borrowings	¥3,073,509	¥6,746,249
Long-term borrowings:
Unsubordinated	5,312,744	2,947,573
Subordinated	295,200	317,461
Liabilities associated with securitization transactions	1,126,985	1,103,929
Lease obligations	105,691	101,840

Total borrowings	¥9,914,129	¥11,217,052

For more information, see Note 18 “Borrowings” to our consolidated financial statements included elsewhere in this annual report, which sets forth summaries of short- and long-term borrowings with their contractual interest rates and currencies.

Debt Securities in Issue

Debt securities in issue at March 31, 2016 were ¥10,829,612 million, a decrease of ¥221,819 million, or 2%, from ¥11,051,431 million at March 31, 2015, primarily due to a decrease in commercial paper, which was partially offset by an increase in senior bonds, reflecting our efforts to expand foreign currency funding sources.

	At March 31,
	2016	2015
	(In millions)
Commercial paper	¥4,169,515	¥4,813,902
Bonds	4,819,155	4,461,425
Subordinated bonds	1,840,942	1,776,104

Total debt securities in issue	¥10,829,612	¥11,051,431

For additional information, see Note 19 “Debt Securities in Issue” to our consolidated financial statements included elsewhere in this annual report, which sets forth summaries of debt securities in issue with their contractual interest rates and currencies.

In the normal course of business, we enter into contractual obligations that require future cash payments. “Item 5.F. Tabular Disclosure of Contractual Obligations” sets forth a summary of our contractual cash obligations at March 31, 2016.

Total Equity

Our total equity increased by ¥21,249 million from ¥11,020,850 million at March 31, 2015 to ¥11,042,099 million at March 31, 2016, primarily due to increases in retained earnings, which mainly reflected our net profit, and equity attributable to other equity instruments holders. Equity attributable to other equity instruments holders consisted of perpetual subordinated bonds qualified as Additional Tier 1 capital and classified as equity under IFRS. The increase was partially offset by a decrease in other reserves, primarily due to a decrease in available-for-sale financial assets reserve reflecting a decline in market prices of domestic equity instruments. For more information, see Note 24 “Shareholders’ Equity” and Note 25 “Non-controlling Interests and Equity Attributable to Other Equity Instruments Holders” to our consolidated financial statements included elsewhere in this annual report.

	At March 31,
	2016	2015
	(In millions)
Capital stock	¥2,337,896	¥2,337,896
Capital surplus	863,503	862,971
Retained earnings	4,186,683	3,554,688
Other reserves	1,991,955	2,759,084
Treasury stock	(175,381)	(175,261)

Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.	9,204,656	9,339,378
Non-controlling interests	1,537,548	1,681,472
Equity attributable to other equity instruments holders	299,895	—

Total equity	¥11,042,099	¥11,020,850

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

	At and for the fiscal year ended March 31, 2016
	Total equity	Net profit
	(In millions)
IFRS	¥11,042,099	¥952,822
Differences arising from different accounting for:
1. Scope of consolidation	119,152	3,099
2. Derivative financial instruments	133,716	(173,126)
3. Investment securities	(256,751)	(56,615)
4. Loans and advances	25,417	35,154
5. Investments in associates and joint ventures	(86,246)	(53,443)
6. Property, plant and equipment	(9,261)	(1,333)
7. Lease accounting	(539)	1,462
8. Defined benefit plans	(32,151)	(6,632)
9. Deferred tax assets	(35,371)	51,191
10. Foreign currency translation	—	(61,680)
11. Classification of equity and liability	(302,535)	(5,412)
Others	(151,244)	(27,004)
Tax effect of the above	1,383	96,640

Japanese GAAP	¥10,447,669	¥755,123

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

Under Japanese GAAP, certain financial assets classified as available-for-sale, such as unlisted stocks, are measured at cost. However, under IFRS available-for-sale financial assets (and financial assets at fair value through profit or loss) should be measured at fair value. The fair value of financial instruments where there is no quoted price in an active market is determined by using valuation techniques. In addition, the fair values of financial instruments under Japanese GAAP have been adjusted in order to meet the requirements of fair value under IFRS. For example, we use the last 1-month average of the closing transaction prices for the fair value measurement of available-for-sale financial assets (listed stocks) under Japanese GAAP, whereas closing spot prices are used under IFRS. Additionally under IFRS, we classify certain hybrid instruments as financial assets at fair value through profit or loss as we are unable to measure the embedded derivative separately from its host contract although it is required to separate the embedded derivative from the host contract. Accordingly, the change in fair value of such hybrid instruments is recognized in profit or loss.

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

Under Japanese GAAP, we recognize deferred tax assets to the extent that the realization of the tax benefit is highly probable based on the schedule. Under IFRS, deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. For example, deferred tax assets for deductible temporary differences relating to impairment of financial instruments of which the timing of the reversal is difficult to estimate cannot be recognized under Japanese GAAP, whereas they can be recognized under IFRS to the extent that it is probable that future taxable profit will be available.

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

11.	Classification of equity and liability

Under Japanese GAAP, a financial instrument is generally classified as an equity instrument or a financial liability in light of its legal form. Under IFRS, a financial instrument or its component parts are classified as equity instruments or financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities and equity instruments. A financial instrument is classified as a financial liability if there is a contractual obligation to deliver cash or another financial asset other than a fixed number of equity shares in exchange for a fixed amount of cash or another financial asset. In the absence of such a contractual obligation, the financial instrument is classified as an equity instrument.

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

As shown in the following table, total deposits increased by ¥10,106,817 million, or 9%, from ¥115,833,980 million at March 31, 2015 to ¥125,940,797 million at March 31, 2016. The balance of deposits at March 31, 2016 exceeded the balance of loans and advances by ¥37,078,426 million, primarily due to the stable deposit base in Japan. Our loan-to-deposit ratio (total loans and advances divided by total deposits) in the same period was 71%, which contributed greatly to the reduction of our liquidity risk. Our balances of large-denomination domestic yen time deposits are stable due to the historically high rollover rate of our corporate customers and individual depositors.

	At March 31,
	2016	2015
	(In millions)
Loans and advances	¥88,862,371	¥86,971,716
Deposits	125,940,797	115,833,980

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

We believe we are able to access such sources of liquidity on a stable and flexible basis by keeping credit ratings at a high level. The following table shows credit ratings assigned to SMFG by Moody’s, S&P and Fitch at May 31, 2016:

At May 31, 2016
Moody’s			S&P			Fitch
Long-term(1)	Outlook	Short-term	Long-term	Outlook	Short-term	Long-term	Outlook	Short-term
A1	S	—	A-	S	—	A	S	F1

(1)	On March 1, 2016, Moody’s assigned the long-term senior unsecured rating of A1 to SMFG.

The following table shows credit ratings assigned to the Bank by Moody’s, S&P and Fitch at May 31, 2016:

At May 31, 2016
Moody’s			S&P			Fitch
Long-term	Outlook	Short-term	Long-term	Outlook	Short-term	Long-term	Outlook	Short-term
A1	S	P-1	A	S	A-1	A	S	F1

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

The FSA’s guidelines for LCR applicable to banks with international operations are based on the full text of the LCR standard issued by the BCBS in January 2013. Under these guidelines, banks with international operations must maintain LCR of 100% on both a consolidated basis and a nonconsolidated basis, while the minimum LCR requirements are being phased in between March 31, 2015 and March 31, 2019 with an increase of 10% in each year starting from 60%. The following table shows the LCRs of SMFG and the Bank for the fiscal year ended March 31, 2016. Each figure is calculated based on our financial statements prepared in accordance with Japanese GAAP, as required by the FSA’s LCR guidelines.

For the fiscal year ended March 31, 2016(1)
SMFG (consolidated)	115.2%
SMBC (consolidated)	120.4%
SMBC (nonconsolidated)	122.7%

(1)	Under the FSA’s LCR guidelines, LCR is calculated by dividing the month-end average balance of high-quality liquid assets at the end of January, February and March 2016 by the monthly average amount of total net cash outflows for the same three months.

For further information, see “Item 4.B. Business Overview—Regulations in Japan—Regulations Regarding Capital Adequacy and Liquidity—Liquidity Requirement.”

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

These capital reforms increase the minimum common equity requirement from 2% to 4.5% and require banks to hold a capital conservation buffer, which is being phased in from January 2016 with the initial ratio of 0.625% reaching 2.5% by January 2019, to withstand future periods of stress, bringing the total common equity requirement to 7%. The Tier 1 capital requirement will also be increased from 4% to 6%, resulting in a total requirement of 8.5% when combined with the above-mentioned conservation buffer. The total capital requirement remains at the existing level of 8% but will increase to 10.5% by January 2019 due to the capital conservation buffer. Furthermore, a countercyclical buffer within a range of 0% to 2.5% of common equity or other fully loss-absorbing capital has been implemented according to national circumstances. The GHOS also agreed on transitional arrangements for implementing the new requirements.

In addition to the above-mentioned minimum capital requirements and capital buffer requirements under Basel III, organizations identified by the FSB as G-SIFIs, which as of November 2014 and 2015 included us, are required to maintain an additional 1% to 2.5% of Common Equity Tier 1 capital as a percentage of risk-weighted assets based on the organization’s size, interconnectedness, substitutability, complexity and cross-jurisdictional activity as determined by the FSB. The amount of G-SIFI capital surcharge that applies to us based on the FSB’s determination as of November 2014 and 2015 will be 1% of risk-weighted assets when the requirements are fully applied from 2019. Under the phase-in arrangement of the G-SIFI capital surcharge requirement, we are currently required to maintain 0.25% of Common Equity Tier 1 capital as a percentage of risk-weighted assets.

To reflect the Basel III framework, the FSA changed its capital adequacy guidelines. Under the FSA capital adequacy guidelines, the new capital requirements are being phased in from March 31, 2013 through March 31, 2019. The minimum Common Equity Tier 1 capital requirement and Tier 1 capital requirement has been 4.5% and 6%, respectively since March, 2015. The capital conservation buffer, countercyclical buffer and the G-SIFI capital surcharge are being phased in from March 31, 2016 under the FSA capital adequacy guidelines.

In March 2015, the FSA published its leverage ratio guidelines which have been applied from March 31, 2015 to help ensure broad and adequate capture of both on- and off-balance sheet sources of leverage for internationally active banks. The FSA’s leverage ratio guidelines are based on the text of the leverage ratio framework and disclosure requirements issued by the BCBS in January 2014. Under the text of the leverage ratio framework, the BCBS indicated the minimum leverage ratio as 3% and have continued monitoring bank’s leverage ratio data in order to assess whether the design and calibration of a minimum leverage ratio of 3% is appropriate from January 1, 2013 to January 1, 2017. Any final adjustments to the definition and calibration of the leverage ratio were scheduled to be made by the BCBS by 2017, with a view to migrate to a Pillar 1 (minimum capital requirement) treatment on January 1, 2018, based on appropriate review and calibration. For further information, see “Item 4.B. Business Overview—Regulations in Japan—Regulations Regarding Capital Adequacy and Liquidity—Leverage Ratio.”

The table below presents our total risk-weighted capital ratio, total capital, and risk-weighted assets under Japanese GAAP at March 31, 2016, based on the Basel III rules.

At March 31, 2016
(In billions, except percentages)
Total risk-weighted capital ratio (consolidated)	17.02%
Tier 1 risk-weighted capital ratio (consolidated)	13.68%
Common Equity Tier 1 risk-weighted capital ratio (consolidated)	11.81%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥11,235.9
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	9,031.7
Common Equity Tier 1 capital	7,796.5
Risk-weighted assets	66,011.6
The amount of minimum capital requirements	5,280.9

Leverage ratio	4.61%

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

Additional Tier 1 capital consists primarily of preferred securities and perpetual subordinated bonds.

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

At March 31, 2016, our consolidated total capital was ¥11,236 billion, Tier 1 capital was ¥9,032 billion, and Common Equity Tier 1 capital was ¥7,797 billion. Our total risk-weighted assets at March 31, 2016 were ¥66,012 billion.

On a consolidated basis, our total risk-weighted capital ratio was 17.02%, Tier 1 risk-weighted capital ratio was 13.68%, Common Equity Tier 1 risk-weighted capital ratio was 11.81% and leverage ratio was 4.61% at March 31, 2016.

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

In addition, our capital position and the Bank’s capital position would be negatively affected if deferred tax assets cannot be recognized. Under Japanese GAAP, a company will lose its ability to recognize deferred tax assets if, in principle, it has substantial amounts of negative annual taxable income for each of past three consecutive years and current fiscal year, and is expected to have significant negative taxable income in the following fiscal year.

Set forth below are tables of risk-weighted capital ratios of the Bank at March 31, 2016 on a consolidated and nonconsolidated basis.

At March 31, 2016
(In billions, except percentages)
Total risk-weighted capital ratio (consolidated)	18.19%
Tier 1 risk-weighted capital ratio (consolidated)	14.58%
Common Equity Tier 1 risk-weighted capital ratio (consolidated)	13.04%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥10,475.6
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	8,396.6
Common Equity Tier 1 capital	7,507.2
Risk-weighted assets	57,558.1
The amount of minimum capital requirements	4,604.6

Leverage ratio	4.43%

At March 31, 2016
(In billions, except percentages)
Total risk-weighted capital ratio (nonconsolidated)	19.47%
Tier 1 risk-weighted capital ratio (nonconsolidated)	15.29%
Common Equity Tier 1 risk-weighted capital ratio (nonconsolidated)	13.44%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥9,706.7
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	7,619.5
Common Equity Tier 1 capital	6,701.7
Risk-weighted assets	49,829.2
The amount of minimum capital requirements	3,986.3

Our securities subsidiaries in Japan, SMBC Nikko Securities and SMBC Friend Securities, are also subject to capital adequacy requirements under the FIEA described in “Item 4.B. Business Overview—Regulations in Japan—Regulations Regarding Capital Adequacy and Liquidity.” At March 31, 2016, the capital adequacy ratios were 395.9% for SMBC Nikko Securities and 1,042.4% for SMBC Friend Securities, and sufficiently above the 140%, below which level they would be required to file daily reports with the Commissioner of the FSA.

5.C.    RESEARCH, DEVELOPMENT, PATENTS AND LICENSES

We did not conduct any significant research and development activities for the fiscal year ended March 31, 2016. However, there are certain research and development activities conducted by subsidiaries in charge of systems development and information processing for our information system infrastructure.

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

The table below shows the nominal amounts of undrawn loan commitments, and financial guarantees and other credit-related contingent liabilities at March 31, 2016 and 2015.

	At March 31,
	2016	2015
	(In millions)
Loan commitments	¥58,026,597	¥53,665,583
Financial guarantees and other credit-related contingent liabilities	7,349,903	7,076,536

Total	¥65,376,500	¥60,742,119

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

5.F.    TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

In the normal course of business, we enter into contractual obligations that require future cash payments. The following table sets forth a summary of our contractual cash obligations at March 31, 2016.

	At March 31, 2016
	Due in one year or less	Due from one year to three years	Due from three years to five years	Due after five years	Total(1)
	(In millions)
Time deposits	¥24,145,343	¥3,332,606	¥738,900	¥903,879	¥29,120,728
Negotiable certificate of deposits	13,729,266	426,912	90,529	3,128	14,249,835
Borrowings	5,921,898	829,855	757,557	2,297,931	9,807,241
Debt securities in issue	5,147,473	1,693,961	1,504,307	2,503,234	10,848,975
Capital (finance) lease obligation	24,373	42,598	33,324	9,710	110,005
Operating lease obligation	42,254	62,859	41,940	108,603	255,656
Purchase obligation(2)	195,285	362,177	1,203,560	1,119,385	2,880,407

Total	¥49,205,892	¥6,750,968	¥4,370,117	¥6,945,870	¥67,272,847

(1)	The amount of interest on debt instruments is not included in the maturity table above due to its insignificance.
(2)	Purchase obligation in the above table includes the contractual commitments to purchase aircraft to be leased to customers and to purchase goods or services of construction and information technology that are binding on us for the payment of more than ¥100 million. The contractual commitments to purchase aircraft are based upon fixed price agreements with the manufacturers, an element of which are adjusted for inflation and include price escalation formulas, but are also subject to agreed price concessions where applicable.

5.G.    SAFE HARBOR

See the discussion under “Cautionary Statement Regarding Forward-Looking Statements.”

Item 6.	Directors, Senior Management and Employees

6.A.    DIRECTORS AND SENIOR MANAGEMENT

Directors, Senior Management and Corporate Auditors

Under our corporate governance system, our board of directors is responsible for supervising the business operations of the Group as a whole, and has established four board committees to enhance the effectiveness of governance by our board of directors in exercising its management responsibilities. Those committees are:

•	the risk committee;

•	the auditing committee;

•	the compensation committee; and

•	the nominating committee.

For more information, see “Item 6.C. Board Practices.”

Our board of directors is comprised of fourteen directors, five of whom are outside directors as defined under the Companies Act, and our board of corporate auditors is comprised of six corporate auditors, three of whom are outside corporate auditors as defined under the Companies Act.

At June 29, 2016, the following persons held the indicated positions with us:

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

Jun Ohta (February 12, 1958)

Director of the Company

Officer in charge of Public Relations Department, Corporate Planning Department, Financial Accounting Department, Subsidiaries & Affiliates Department, IT Innovation Department and Transaction Business Planning Department

Director and Senior Managing Executive Officer of the Bank

		April 1982	Joined Sumitomo Bank	At the close of the annual general meeting of shareholders to be held for the fiscal year ending March 31, 2018.
		April 2009	Executive Officer of the Bank
		May 2009	General Manager of Investment Banking Planning Department of the Company
		April 2012	Managing Executive Officer of the Bank
		April 2013	Managing Executive Officer of the Company
		April 2014	Senior Managing Executive Officer of the Company Senior Managing Executive Officer of the Bank
		June 2014	Director of the Company (to present)
		April 2015	Director and Senior Managing Executive Officer of the Bank (to present)

Name (Date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
Katsunori Tanizaki (April 12, 1957)	Director of the Company Officer in charge of IT Planning Department and Data Management Department Director and Senior Managing Executive Officer of the Bank	April 1982	Joined Sumitomo Bank	At the close of the annual general meeting of shareholders to be held for the fiscal year ending March 31, 2017.
		April 2010	Executive Officer of the Bank
		April 2011	General Manager of IT Planning Department of the Company
		April 2013	Managing Executive Officer of the Bank
		April 2015	Senior Managing Executive Officer of the Company
Director and Senior Managing Executive Officer of the Bank (to present)
		June 2015	Director of the Company (to present)

Koichi Noda (May 11, 1960)	Director of the Company Officer in charge of Corporate Risk Management Department Director and Senior Managing Executive Officer of the Bank	April 1983	Joined Sumitomo Bank	At the close of the annual general meeting of shareholders to be held for the fiscal year ending March 31, 2018.
		April 2011	Executive Officer of the Bank
		April 2014	Managing Executive Officer of the Bank
		April 2016	Senior Managing Executive Officer of the Company
Director and Senior Managing Executive Officer of the Bank (to present)
		June 2016	Director of the Company (to present)

Tetsuya Kubo (September 24, 1953)	Director of the Company Representative Director and Chairman of the Board of SMBC Nikko Securities Inc. (“SMBC Nikko Securities”)	April 1976	Joined Sumitomo Bank	At the close of the annual general meeting of shareholders to be held for the fiscal year ending March 31, 2018.
		June 2003	Executive Officer of the Bank
		July 2006	Managing Executive Officer of the Bank
		April 2008	Managing Executive Officer of the Company
		April 2009	Senior Managing Executive Officer of the Company Director and Senior Managing Executive Officer of the Bank
		April 2011	Deputy President and Executive Officer of the Company Director and Deputy President of the Bank Executive Director of SMBC Nikko Securities
		June 2011	Director of the Company
		March 2013	Resigned as Director of the Company Resigned as Director of the Bank
		April 2013	Representative Director, President & CEO of SMBC Nikko Securities
		April 2016	Representative Director and Chairman of the Board of SMBC Nikko Securities (to present)
		June 2016	Director of the Company (to present)

Name (Date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
Yoshinori Yokoyama(1) (September 16, 1942)	Director of the Company	April 1966	Joined Mayekawa Kunio Associates, Architects & Engineers	At the close of the annual general meeting of shareholders to be held for the fiscal year ending March 31, 2018.
		September 1973	Joined Davis Brody & Associates
		September 1975	Joined McKinsey & Company, Inc.
		July 1987	Director (Senior Partner) of McKinsey & Company, Inc.
		June 2002	Retired from McKinsey & Company, Inc.
		June 2002	Director of ORIX Corporation
		April 2003	Corporate Auditor of Industrial Revitalization Corporation of Japan
		June 2006	Director of the Company (to present) Director of the Bank
		June 2015	Resigned as Director of the Bank
Kuniaki Nomura(1) (June 13, 1945)	Director of the Company	April 1970	Registered as an attorney at law (to present) Attorney at law at Yanagida Law Office (currently, Yanagida & Partners)	At the close of the annual general meeting of shareholders to be held for the fiscal year ending March 31, 2017.
		June 2009	Director of the Company (to present) Director of the Bank
		June 2009	Attorney at law at Nomura & Partners (to present)
		June 2015	Retired as Director of the Bank
Arthur M. Mitchell(1) (July 23, 1947)	Director of the Company	July 1976	Registered as an attorney at law, admitted in New York, the U.S.A. (to present)	At the close of the annual general meeting of shareholders to be held for the fiscal year ending March 31, 2017.
		January 2003	General Counsel of the Asian Development Bank
		September 2007	Joined White & Case LLP
		January 2008	Registered as Foreign Attorney in Japan (to present) Registered Foreign Attorney in Japan at White & Case LLP (to present)
		June 2015	Director of the Company (to present)
Masaharu Kohno(1) (December 21, 1948)	Director of the Company	April 1973	Joined Ministry of Foreign Affairs of Japan	At the close of the annual general meeting of shareholders to be held for the fiscal year ending March 31, 2017.
		August 2005	Director-General of Foreign Policy Bureau in Ministry of Foreign Affairs of Japan
		January 2007	Deputy Minister for Foreign Affairs (in charge of economy) of Ministry of Foreign Affairs of Japan
		February 2009	Ambassador of Japan to Russia
		May 2009	Ambassador of Japan to Russia, Armenia, Turkmenistan and Belarus
		March 2011	Ambassador of Japan to Italy
		May 2011	Ambassador of Japan to Italy, Albania, San Marino and Malta
		September 2014	Retired from office
		June 2015	Director of the Company (to present)

Name (Date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
Eriko Sakurai(1) (November 16, 1960)

Director of the Company

Chairman and Chief Executive Officer of Dow Corning Toray Co., Ltd.

Regional President -Japan/Korea of Dow Corning Corporation

Chairman and Representative Director of Dow Corning Korea Ltd.

President and Representative Director of Dow Corning Holding Japan Co., Ltd.

		June 1987	Joined Dow Corning Corporation	At the close of the annual general meeting of shareholders to be held for the fiscal year ending March 31, 2017.
		May 2008	Director of Dow Corning Toray Co., Ltd.
		March 2009	Chairman and Chief Executive Officer of Dow Corning Toray Co., Ltd. (to present)
		May 2011	Regional President -Japan/Korea of Dow Corning Corporation (to present)
		December 2011	Chairman and Representative Director of Dow Corning Korea Ltd. (to present)
		February 2015	President and Representative Director of Dow Corning Holding Japan Co., Ltd. (to present)
		June 2015	Director of the Company (to present)
Toshiyuki Teramoto (September 15, 1958)	Corporate Auditor of the Company Corporate Auditor of the Bank	April 1981	Joined Mitsui Bank	At the close of the annual general meeting of shareholders to be held for the fiscal year ending March 31, 2020.
		April 2008	Executive Officer of the Bank
		April 2011	Managing Executive Officer of the Bank
		April 2014	Director and Senior Managing Executive Officer of the Bank
		April 2015	Senior Managing Executive Officer of the Company
		June 2015	Director of the Company
		April 2016	Director of the Bank
		June 2016	Resigned as Director of the Company Retired as Director of the Bank Corporate Auditor of the Company (to present) Corporate Auditor of the Bank (to present)
Kazuhiko Nakao (July 1, 1959)	Corporate Auditor of the Company	April 1982	Joined Taiyo Kobe Bank	At the close of the annual general meeting of shareholders to be held for the fiscal year ending March 31, 2018.
		April 2010	General Manager of Himeji Corporate Business Office of the Bank
		April 2011	Senior General Manager of Himeji Corporate Business Office of the Bank
		April 2012	Co-General Manager of General Affairs Department of the Company Senior General Manager of Administrative Services Department of the Bank
		April 2014	Senior General Manager of Head Office of the Bank
		June 2014	Corporate Auditor of the Company (to present)

Name (Date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
Toru Mikami (August 27, 1960)	Corporate Auditor of the Company	April 1984	Joined Sumitomo Bank	At the close of the annual general meeting of shareholders to be held for the fiscal year ending March 31, 2019.
		April 2006	General Manager of Legal Department of the Bank
		April 2013	Co-General Manager of General Affairs Department of the Company
		April 2015	Senior Manager of Head Office of the Bank
		June 2015	Corporate Auditor of the Company (to present)
Ikuo Uno(2) (January 4, 1935)	Corporate Auditor of the Company	March 1959	Joined Nippon Life Insurance Company	At the close of the annual general meeting of shareholders to be held for the fiscal year ending March 31, 2017.
	Executive Advisor to the Board of Nippon Life Insurance Company	April 1997	President of Nippon Life Insurance Company
		April 2005	Chairman of the Board and Representative Director of Nippon Life Insurance Company
		June 2005	Corporate Auditor of the Company (to present)
		June 2006	Corporate Auditor of the Bank
		April 2011	Director and Executive Advisor to the Board of Nippon Life Insurance Company
		July 2011	Executive Advisor to the Board of Nippon Life Insurance Company
		June 2015	Resigned as Corporate Auditor of the Bank
		July 2015	Executive Advisor to the Board of Nippon Life Insurance Company (to present)
Satoshi Itoh(2) (July 25, 1942)	Corporate Auditor of the Company	January 1967	Joined Tokyo Office of Arthur Andersen & Co.	At the close of the annual general meeting of shareholders to be held for the fiscal year ending March 31, 2017.
		December 1970	Registered as a certified public accountant (to present)
		September 1978	Partner of Arthur Andersen & Co.
		October 1993	Representative Partner of Asahi & Co. (currently, KPMG AZSA LLC)
		August 2001	Retired from Arthur Andersen & Co. Retired from Asahi & Co. (currently, KPMG AZSA LLC)
		April 2002	Special Professor at Chuo University Graduate School of International Accounting
		March 2007	Retired as Special Professor from Chuo University Graduate School of International Accounting
		June 2009	Corporate Auditor of the Company (to present) Corporate Auditor of the Bank
		June 2015	Resigned as Corporate Auditor of the Bank

Name (Date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
Rokuro Tsuruta(2) (June 16, 1943)	Corporate Auditor of the Company	April 1970	Appointed as a Prosecutor at Tokyo District Public Prosecutors Office	At the close of the annual general meeting of shareholders to be held for the fiscal year ending March 31, 2020.
		April 2005	Superintending Prosecutor of Nagoya High Public Prosecutors Office
		June 2006	Retired from his position as Prosecutor
		July 2006	Registered as an attorney at law (to present)
		October 2006	Professor at Chiba University Law School
		September 2008	Retired from his position as Professor at Chiba University Law School
		April 2009	Professor at Surugadai University Law School
		March 2012	Retired from his position as Professor at Surugadai University Law School
		June 2012	Corporate Auditor of the Company (to present) Corporate Auditor of the Bank
		June 2015	Resigned as Corporate Auditor of the Bank

(1)	Messrs. and Ms. Yokoyama, Nomura, Mitchell, Kohno and Sakurai satisfy the requirements for an “outside director” under the Companies Act.
(2)	Messrs. Uno, Itoh and Tsuruta satisfy the requirements for an “outside corporate auditor” under the Companies Act.

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

6.B.    COMPENSATION

The aggregate amounts of compensation paid by us during the fiscal year ended March 31, 2016 to our directors and to our corporate auditors were ¥808 million and ¥199 million, respectively.

The following table sets forth the details of individual compensation, disclosed pursuant to the provision of the FIEA and related ordinance, by SMFG and its subsidiaries in amounts equal to or exceeding ¥100 million during the fiscal year ended March 31, 2016:

	Compensation
Director	Aggregate amount	Paid by	Annual salary	Stock option	Bonus
	(In millions)(1)
Masayuki Oku	¥119	SMFG	¥86	¥10	¥23
		SMBC	—	—	—
Koichi Miyata	¥126	SMFG	¥70	¥9	¥19
		SMBC	21	1	3
Takeshi Kunibe	¥126	SMFG	¥21	¥1	¥3
		SMBC	70	9	19

(1)	Amounts less than one million yen have been truncated.

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

In June 2010, a shareholders resolution was passed at the general meeting of shareholders to introduce a stock option compensation program to certain directors and corporate auditors in connection with the abolition of their retirement benefit program. Following such resolution, we granted stock options for certain directors, corporate auditors and executive officers of the Company and the Bank on August 13, 2010. Because the resolution also abolished the retirement benefit program for our corporate directors and auditors, no amounts were set aside for the payment of any retirement benefits for them during the fiscal year ended March 31, 2016. For additional information, see “Item 6.E. Share Ownership” or Note 39 “Share-Based Payment” to our consolidated financial statements included elsewhere in this annual report.

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

Our articles of incorporation provide for a board of directors consisting of not fewer than three directors. We currently have fourteen directors. Our board of directors has ultimate responsibility for the administration of our affairs.

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

Under the Companies Act, a Company with a Board of Corporate Auditors is not obligated to have any outside directors or to have any audit, nomination or compensation committees. However, we have five outside directors as part of our efforts to enhance corporate governance. In addition, we have voluntarily established our auditing, risk, compensation and nominating committees to enhance the effectiveness of our board of directors. To ensure the compliance of our execution of our business operations with legal regulations and generally accepted practices, the outside directors are selected from among experts (including certified public accountants, lawyers and persons with consulting or business management experience).

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

In addition, the risk committee supervises and reports to our board of directors on material Group-wide risk management and compliance issues. The nominating committee supervises and reports to our board of directors on the selection of directors of both the Company and the Bank, issues related to selection of candidates for directorships, the appointment of managing directors and the appointment of representative directors and other material director personnel issues.

These committees are each composed of six to eight members including the chairman of the board, three or more outside directors and, in certain cases, the president. Outside directors are appointed to all these committees to facilitate corporate governance from an objective perspective. As noted above, because the need for objectivity is particularly acute in the case of the auditing committee, the compensation committee and the nominating committee, the chairmanship of these committees is assigned to outside directors.

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

For the purpose of protecting the interests of shareholders in general, some Japanese securities exchanges, including the Tokyo Stock Exchange, requires a listed company to have, from amongst its outside directors or outside corporate auditors, at least one independent director or corporate auditor who does not have conflicting interests with shareholders as specified under the rule. All companies on these securities exchanges are required to report the name of such independent director or corporate auditor, which is disclosed to the public. In addition, the Japan’s Corporate Governance Code (“Corporate Governance Code”) formulated by the Tokyo Stock Exchange, which establishes fundamental principles for effective corporate governance at listed companies in Japan and took effect in June 2015, provides that listed companies should appoint at least two independent directors. The independence standard for such independent directors will be determined by the subject listed company taking into consideration the independence standards of the Japanese stock exchanges. We also established the SMFG Corporate Governance Guideline in consideration of the content of the Corporate Governance Code and such Corporate Governance Guideline provides that one-third or more of the directors, and at least two of them, will be elected as independent outside directors. We designated all five outside directors and all three outside corporate auditors as independent directors and independent corporate auditors, respectively.

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

6.D.    EMPLOYEES

At March 31, 2016, 2015 and 2014, on a consolidated basis, we had approximately 73,700, 68,700, and 66,500 employees, respectively, including locally hired staff in our foreign offices but excluding temporary employees. We also had an average of approximately 16,300, temporary employees during the fiscal year ended March 31, 2016.

The following tables show our full-time employees at March 31, 2016 on a consolidated basis under Japanese GAAP broken down based on business segment and geographical location:

Percentage of full-time employees at March 31, 2016
Business segment:
Commercial Banking(1)	52%
Leasing	4
Securities	15
Consumer Finance	15
Others	14

Total	100%

(1)	The number of employees of the Bank represents 38% of the number of our employees on a consolidated basis. Further, the number of employees in the Bank’s Wholesale Banking Unit, Retail Banking Unit, International Banking Unit, Treasury Unit and Others represent 7%, 16%, 6%, 1% and 8% of the number of our employees on a consolidated basis, respectively.

Percentage of full-time employees at March 31, 2016
Location:
Japan	88%
Americas	3
Europe and Middle East	2
Asia and Oceania	7

Total	100%

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

6.E.    SHARE OWNERSHIP

Shareholdings by Directors, Senior Management and Corporate Auditors

The following table shows the number of shares of our common stock owned by our directors and corporate auditors at June 29, 2016:

Number of shares owned
Directors and corporate auditors:
Masayuki Oku	17,900
Koichi Miyata	14,500
Takeshi Kunibe	14,288
Yujiro Ito	9,222
Kozo Ogino	8,000
Jun Ohta	6,800
Katsunori Tanizaki	6,700
Koichi Noda	3,900
Tetsuya Kubo	7,731
Yoshinori Yokoyama	—
Kuniaki Nomura	—
Arthur M. Mitchell	—
Masaharu Kohno	—
Eriko Sakurai	—
Toshiyuki Teramoto	7,900
Kazuhiko Nakao	1,100
Toru Mikami	500
Ikuo Uno	—
Satoshi Itoh	—
Rokuro Tsuruta	—

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

The following table provides an overview of the significant terms and conditions of our stock option plans:

	Date of resolution	Number of grantees	Shares granted	Exercise period	Exercise price

SMFG Stock Acquisition Rights (1st series)	July 28, 2010	82 directors, corporate auditors and executive officers of the Company and the Bank	102,600 shares of common stock of the Company	August 13, 2010 to August 12, 2040	¥1 per share granted upon exercise of each stock acquisition right, multiplied by the number of shares granted

SMFG Stock Acquisition Rights (2nd series)	July 29, 2011	85 directors, corporate auditors and executive officers of the Company and the Bank	268,200 shares of common stock of the Company	August 16, 2011 to August 15, 2041	¥1 per share granted upon exercise of each stock acquisition right, multiplied by the number of shares granted

SMFG Stock Acquisition Rights (3rd series)	July 30, 2012	85 directors, corporate auditors and executive officers of the Company and the Bank	280,500 shares of common stock of the Company	August 15, 2012 to August 14, 2042	¥1 per share granted upon exercise of each stock acquisition right, multiplied by the number of shares granted

SMFG Stock Acquisition Rights (4th series)	July 29, 2013	82 directors, corporate auditors and executive officers of the Company and the Bank	115,700 shares of common stock of the Company	August 14, 2013 to August 13, 2043	¥1 per share granted upon exercise of each stock acquisition right, multiplied by the number of shares granted

SMFG Stock Acquisition Rights (5th series)	July 30, 2014	82 directors, corporate auditors and executive officers of the Company and the Bank	121,900 shares of common stock of the Company	August 15, 2014 to August 14, 2044	¥1 per share granted upon exercise of each stock acquisition right, multiplied by the number of shares granted

SMFG Stock Acquisition Rights (6th series)	July 31, 2015	83 directors, corporate auditors and executive officers of the Company and the Bank	132,400 shares of common stock of the Company	August 18, 2015 to August 17, 2045	¥1 per share granted upon exercise of each stock acquisition right, multiplied by the number of shares granted

We have employee stock ownership associations in Japan for our, the Bank’s and other subsidiaries’ employees. Members of the employee stock ownership associations set aside certain amounts from their monthly salary to purchase our common stock through the relevant employee stock ownership association. The administrator of each association makes open-market purchases of our common stock for the account of the association on a monthly basis. We, the Bank and other subsidiaries contribute matching funds equivalent to 5% of the amount purchased by the relevant association. At March 31, 2016, none of the employee stock ownership associations held more than 1% of our common stock.

Item 7.	Major Shareholders and Related Party Transactions

7.A.    MAJOR SHAREHOLDERS

Major Shareholders

Our major shareholders, appearing on our register of common shareholders at March 31, 2016, were as follows:

	Number of shares held(3)	Percentage of shares issued(1)(3)
Name:
Japan Trustee Services Bank, Ltd. (Trust Account)	71,063,600	5.02%
The Master Trust Bank of Japan, Ltd. (Trust Account)	51,171,600	3.61%
Sumitomo Mitsui Banking Corporation(2)	42,820,924	3.02%
STATE STREET BANK AND TRUST COMPANY 505223	35,764,641	2.52%
Japan Trustee Services Bank, Ltd. (Trust Account 9)	27,917,100	1.97%
THE BANK OF NEW YORK MELLON SA/NV 10	27,518,378	1.94%
NATSCUMCO	24,593,200	1.73%
STATE STREET BANK AND TRUST COMPANY 505001	19,426,073	1.37%
STATE STREET BANK WEST CLIENT—TREATY 505234	18,341,126	1.29%
STATE STREET BANK AND TRUST COMPANY	17,518,902	1.23%

(1)	Percentages are calculated based on the total number of shares of common stock then issued, including our treasury stock, and have been truncated to the nearest second decimal point.
(2)	Pursuant to Article 67 of the Enforcement Ordinance of the Company Act, our subsidiary Sumitomo Mitsui Banking Corporation is not entitled to exercise the voting rights of our common shares it holds.
(3)	In January 2015, we received a copy of a filing made by BlackRock Japan Co., Ltd. with the Kanto Local Finance Bureau on January 21, 2015 indicating that BlackRock Japan Co., Ltd. and its affiliates held 5.01% of our outstanding common stock at January 15, 2015. We are aware of a Schedule 13G/A filing made by BlackRock Inc. with the SEC on January 27, 2016 indicating that BlackRock Inc. and its subsidiaries beneficially held 76,216,139 shares of our common stock, representing 5.4% of our outstanding common stock, at December 31, 2015. However, we have not confirmed the status of these shareholdings at March 31, 2016.

Our major shareholders do not have different voting rights.

Shareholders in the United States

Because some of our common stock was held by brokers or other nominees, the number of shares held by and the number of beneficiary holders with addresses in the United States is not fully ascertainable. At March 31, 2016, there were 248 record holders of our common stock with addresses in the United States, whose shareholdings represented approximately 21% of our outstanding common stock on that date.

Control of the Company

To our knowledge, we are not directly or indirectly owned or controlled by any another corporation(s), by any foreign government or by any other natural or legal person(s), severally or jointly.

Arrangements for Change in Control of the Company

We know of no arrangements the operation of which may at a later time result in a change of control.

7.B.    RELATED PARTY TRANSACTIONS

We and our banking subsidiaries had, and expect to have in the future, banking transactions and other transactions in the ordinary course of business with our related parties. For the fiscal year ended March 31, 2016, such transactions included, but were not limited to, loans, deposits and guarantees. Furthermore, such transactions were immaterial and were made at prevailing market rates, terms and conditions, and did not involve more than the normal risk of collectibility or present other unfavorable features.

During the fiscal year ended March 31, 2016, none of our directors or corporate auditors or the Bank’s directors, and none of the close members of their respective families, had any transactions that were material or any transactions that were unusual in their nature or conditions, involving goods, services or tangible or intangible assets, to which we were a party, and no such transactions were proposed at March 31, 2016. During the fiscal year ended March 31, 2016, we made no loans to our directors or corporate auditors or the Bank’s directors other than those that were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectibility or present other unfavorable features.

7.C.    INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

Item 8.	Financial Information

8.A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Financial Statements

All relevant financial statements are attached hereto. See “Item 18. Financial Statements.” See “Item 5.A. Operating Results—Reconciliation with Japanese GAAP” for a reconciliation of consolidated net profit and total equity for the fiscal year ended March 31, 2016 under IFRS, with those amounts under Japanese GAAP.

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

The following table shows historical aggregate dividend payments per share of our common stock for each of the fiscal years from the fiscal year ended March 31, 2014 through the fiscal year ended March 31, 2016:

	Dividend per share
	Paid(1)	Declared(2)
Fiscal year ended March 31,
2014	¥120	¥125
2015	140	125
2016	150	155

(1)	Dividend per share based on dividends in respect of each fiscal year including dividends proposed after current fiscal year-end but not recognized in the financial statements and excluding dividends in respect of the previous fiscal year declared in current fiscal year.
(2)	Dividend per share based on dividends declared and recognized in the financial statements during each fiscal year.

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

Price History of the Shares

Market Price Information for Our American Depositary Shares

The following table sets forth, for the periods indicated, the high and low trading prices, and average daily trading volume for our ADSs on the NYSE since the fiscal year ended March 31, 2012.

	Price per ADS		Average daily trading volume
	High	Low
	(In dollars)		(Number of shares)
Fiscal year ended March 31, except quarter and month data:
2012	$7.06	$5.12	432,531
2013	9.46	5.55	888,210
2014	10.59	7.32	1,600,359
2015:
First quarter	8.83	7.59	1,319,744
Second quarter	8.61	7.90	1,195,001
Third quarter	8.42	6.95	2,062,355
Fourth quarter	8.24	6.74	2,494,071
Full year	8.83	6.74	1,760,924
2016:
First quarter	9.25	7.74	2,405,701
Second quarter	9.28	7.26	1,206,089
Third quarter	8.49	7.40	1,202,063
Fourth quarter	7.69	5.01	4,154,861
Full year	9.28	5.01	2,218,760
Most recent six months:
December	7.84	7.40	1,292,301
January	7.69	6.50	2,480,876
February	6.11	5.01	7,330,455
March	6.49	5.60	2,713,672
April	6.88	5.57	2,153,048
May	6.44	5.86	1,356,421
June (through June 15, 2016)	6.36	5.65	1,859,022

Market Price Information for Our Shares

See “Item 9.C. Markets” for information on the stock exchanges on which our common stock is listed.

The following table sets forth, for the periods indicated, the high and low trading prices, and average daily trading volume for our common stock since the fiscal year ended March 31, 2012 on the Tokyo Stock Exchange.

	Price per shares		Average daily trading volume
	High	Low
	(In yen)		(Number of shares)
Fiscal year ended March 31, except quarter and month data:
2012	¥2,933	¥2,003	8,339,526
2013	4,255	2,231	7,228,299
2014	5,470	3,545	9,052,026
2015:
First quarter	4,608	3,800	8,256,444
Second quarter	4,537	3,978	5,746,754
Third quarter	4,699	3,823	7,553,595
Fourth quarter	4,915	3,902	8,954,048
Full year	4,915	3,800	7,609,582
2016:
First quarter	5,747	4,530	8,901,549
Second quarter	5,770	4,388	8,516,021
Third quarter	5,220	4,471	6,910,602
Fourth quarter	4,640	2,820	12,667,405
Full year	5,770	2,820	9,245,903
Most recent six months:
December	4,833	4,471	6,848,652
January	4,640	3,781	10,014,458
February	3,745	2,820	17,532,850
March	3,802	3,126	10,535,455
April	3,895	3,035	10,725,845
May	3,617	3,207	7,180,289
June (through June 15, 2016)	3,602	3,022	8,428,764

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

Article 2 of our articles of incorporation provides that our purpose is to engage in the following business activities:

•	management of banks and other corporations which are permitted to become, or to be established as, subsidiaries under the Banking Act and any business incidental thereto; and

•	in addition to the businesses provided in the foregoing item, any business in which a bank holding company is permitted to engage under the Banking Act.

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

Legal Restrictions on Acquisitions of Shares

The FIEA and its related regulations require any person who has become solely or jointly a beneficial holder of more than 5% of the total issued shares of capital stock of a company listed on any Japanese stock exchange, to file with the director of an appropriate local finance bureau of the Ministry of Finance within five business days a report concerning the shareholdings. With some exceptions, a similar report must also be filed in respect of any subsequent change of 1% or more in those holdings or any change in material matters set out in reports previously filed. For this purpose, shares issuable to a holder upon conversion of convertible securities or exercise of share subscription warrants or stock acquisition rights are taken into account in determining both the number of shares held by such holder and the issuer’s total issued share capital. Copies of each report must also be furnished to all the Japanese stock exchanges on which the shares are listed.

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

United States Federal Income Taxation

The following is a discussion of material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a particular person’s decision to hold the shares or ADSs. This discussion does not address U.S. state, local or non-U.S. tax consequences. As used herein, a U.S. Holder is a beneficial owner of shares or ADSs that is, for U.S. federal income tax purposes: (1) a citizen or individual resident of the United States; (2) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or (3) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

The discussion applies only to U.S. Holders who hold the shares or ADSs as capital assets for U.S. federal income tax purposes. The discussion does not address any alternative minimum or Medicare contribution tax consequences, nor does it address all of the tax consequences which may be applicable to special classes of holders, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers and certain traders in securities;

•	persons holding shares or ADSs as part of a hedge, straddle, conversion or other integrated transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	regulated investment companies;

•	real estate investment trusts;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons liable for the alternative minimum tax;

•	tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;

•	persons who acquired our shares or ADSs pursuant to the exercise of an employee stock option or otherwise as compensation;

•	persons holding shares or ADSs that own or are deemed to own 10% or more of our voting stock; or

•	persons holding shares or ADSs in connection with a trade or business conducted outside the United States.

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

PFIC Rules

Based upon certain proposed Treasury regulations that are not yet in effect, but are generally proposed to become effective for taxable years beginning after December 31, 1994, we believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended March 31, 2016. However, since PFIC status depends upon the composition of our income and assets and the market value of our assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any taxable year during which a U.S. Holder held shares, certain adverse U.S. federal income tax consequences could apply to the U.S. Holder.

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

Certain U.S. Holders who are individuals (or entities closely held by individuals) may be required to report information relating to their ownership of an interest in certain foreign financial assets, including stock of a non-U.S. person, generally on Form 8938, subject to exceptions (including an exception for stock held through a U.S. financial institution). U.S. Holders should consult their tax advisors regarding their reporting obligations with respect to the shares or ADSs.

10.F.    DIVIDENDS AND PAYING AGENTS

Not applicable.

10.G.    STATEMENT BY EXPERTS

Not applicable.

10.H.    DOCUMENTS ON DISPLAY

We are subject to the reporting requirements of the Securities Exchange Act of 1934. In accordance with these requirements, we file annual reports on Form 20-F and furnish periodic reports on Form 6-K with the SEC.

These materials, including this annual report and the exhibits thereto, may be inspected and copied at the SEC’s Public Reference Room at Room 1580, 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. The SEC also maintains a website at http://www.sec.gov that contains reports and proxy information regarding issuers that file electronically with the SEC. Some of the information may also be found on our website at http://www.smfg.co.jp.

10.I.    SUBSIDIARY INFORMATION

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures about Credit, Market and Other Risk

Quantitative and Qualitative Information about Risk Management

Basic Approach

As risks in the financial services industry increase in diversity and complexity, risk management (identifying, measuring, and controlling risk) has never been more important in the management of a financial institution. We have established a basic approach to be employed in risk management and include these in the manual entitled Policies on Comprehensive Risk Management. The fundamental principles are as follows:

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

Integrated Risk Management

Risk Capital-Based Management

In order to maintain a balance between risk and return, we employ a risk capital-based management method. We measure “risk capital” based on value at risk (“VaR”), and other specific measures as a uniform basic measures of credit, market and operational risks, taking into account the special characteristics of each type of risk and the business activities of each Group company.

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

Liquidity risk is managed based on a framework consisting of setting upper limit for funding gaps, maintaining highly liquid supplementary funding sources and establishing contingency plans. Other risk categories are managed with procedures closely attuned to the nature of the risk, as described in the following paragraphs.

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

Risk Appetite Framework

We aim to fulfill our Group-wide management philosophy to “maximize our shareholders’ value through the continuous growth of our business.” To this end, we consider it important to categorize and quantitatively determine the types and levels of risk we are willing to take on or tolerate to drive earnings growth (risk appetite), and secure an appropriate return. We have developed and implemented a risk appetite framework which is recognized as being as important as business strategy in the Group. We have also formulated and distributed internally a document that sets out our approach and specific risk appetites.

Furthermore, to quantitatively grasp the risk appetite, we set risk appetite indicators from each category: financial soundness, profitability, liquidity, credit, market and operational and others (including processing, system and compliance). The risk appetite indicators are decided and monitored by the Management Committee and the Board of Directors.

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

The relationship between the VaR calculated with the model and the actual profit and loss data is back-tested periodically. The back-testing results for the Group’s trading accounts during the fiscal year ended March 31, 2016 are shown below. A data point below the diagonal line indicates a loss in excess of the predicted VaR for that day; however, there were no significant excess losses as with the previous year. This demonstrates that the Group’s VaR model, with a one-sided confidence interval of 99.0%, is sufficiently reliable.

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

VaR Summary for the Fiscal Years Ended March 31, 2016 and 2015

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

VaR for Trading Activity

The aggregate VaR for our total trading activities at March 31, 2016 was ¥11.0 billion, a decrease from ¥14.5 billion at March 31, 2015 primarily due to a decrease in the net risk exposure of equities.

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the fiscal year ended March 31, 2016:
SMBC Consolidated
Maximum	¥15.8	¥3.7	¥5.9	¥1.7	¥21.4
Minimum	6.3	0.3	0.5	0.8	8.6
Daily average	10.0	1.4	1.8	1.2	13.3
At March 31, 2016	7.6	1.1	1.1	1.3	10.4

SMFG Consolidated
Maximum	¥16.5	¥3.7	¥6.2	¥1.7	¥22.5
Minimum	7.0	0.3	0.7	0.8	9.6
Daily average	10.6	1.4	2.0	1.2	14.2
At March 31, 2016	8.1	1.1	1.2	1.3	11.0

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the fiscal year ended March 31, 2015:
SMBC Consolidated
Maximum	¥11.9	¥3.6	¥9.6	¥1.1	¥19.0
Minimum	4.6	0.7	3.1	0.6	8.9
Daily average	6.7	1.7	5.9	0.8	13.9
At March 31, 2015	6.5	1.3	5.9	1.0	13.8

SMFG Consolidated
Maximum	¥12.5	¥3.6	¥9.9	¥1.1	¥20.2
Minimum	5.4	0.7	3.2	0.6	9.9
Daily average	7.4	1.7	6.2	0.8	14.8
At March 31, 2015	7.2	1.3	6.0	1.0	14.5

(1)	Total for “Maximum,” “Minimum,” and “Daily average” represent the maximum, minimum and daily average of the total of the trading book. For certain subsidiaries, we employ the standardized method and/or the historical simulation method for the VaR calculation method.

VaR for Non-trading Activity

•	Banking

The aggregate VaR for our total banking activities at March 31, 2016 was ¥34.0 billion, a decrease from ¥39.0 billion at March 31, 2015 primarily due to a decrease in the net risk exposure of equities.

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the fiscal year ended March 31, 2016:
SMBC Consolidated
Maximum	¥26.2	¥0.0	¥34.5	¥0.0	¥48.0
Minimum	13.8	0.0	17.4	0.0	23.1
Daily average	20.0	0.0	28.7	0.0	37.8
At March 31, 2016	18.3	0.0	27.4	0.0	33.6

SMFG Consolidated
Maximum	¥26.9	¥0.0	¥34.6	¥0.0	¥48.9
Minimum	14.1	0.0	17.5	0.0	23.5
Daily average	20.8	0.0	28.7	0.0	38.7
At March 31, 2016	18.7	0.0	27.5	0.0	34.0

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the fiscal year ended March 31, 2015:
SMBC Consolidated
Maximum	¥23.7	¥0.0	¥40.3	¥0.0	¥45.1
Minimum	13.6	0.0	28.4	0.0	35.6
Daily average	18.2	0.0	33.7	0.0	40.7
At March 31, 2015	16.8	0.0	31.0	0.0	37.8

SMFG Consolidated
Maximum	¥24.6	¥0.0	¥40.4	¥0.0	¥46.1
Minimum	14.4	0.0	28.5	0.0	36.6
Daily average	19.2	0.0	33.8	0.0	41.7
At March 31, 2015	18.0	0.0	31.1	0.0	39.0

(1)	Total for “Maximum,” “Minimum,” and “Daily average” represent the maximum, minimum and daily average of the total of the banking book.

•	Strategic Equity Investment

The aggregate VaR for our strategic equity investment at March 31, 2016 was ¥1,387.6 billion, a decrease from ¥1,447.7 billion at March 31, 2015 primarily due to a decrease in the fair value of the strategic equity investment portfolio.

Equities risk
(In billions)
For the fiscal year ended March 31, 2016:
SMBC Consolidated
Maximum	¥1,529.5
Minimum	1,132.5
Daily average	1,397.7
At March 31, 2016	1,247.0

SMFG Consolidated
Maximum	¥1,677.1
Minimum	1,259.2
Daily average	1,542.1
At March 31, 2016	1,387.6

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

Outlier Ratio

In the event the economic value of a bank declines by more than 20% of total capital as a result of interest rate shocks, that bank would fall into the category of “outlier bank,” as stipulated under Pillar 2 of the Basel Capital Accord. This ratio, known as the outlier ratio, was 2.1% for the Bank on a consolidated basis at March 31, 2016, substantially below the 20% criterion. The decline in economic value based on the outlier framework of the Bank on a consolidated basis is shown in the following table.

	At March 31,
	2016	2015
	(In billions, except percentages)
SMBC Consolidated
Total	¥215.0	¥132.6
Impact of yen interest rates	48.0	21.2
Impact of U.S. dollar interest rates	109.7	57.4
Impact of euro interest rates	40.1	25.5
Percentage of total capital	2.1%	1.3%

Note:	Decline in economic value is the decline of the present value of a banking portfolio after interest rate shocks (1st and 99th percentile of observed interest rate changes using a one-year holding period and an observation period of five years).

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

Citibank, N.A., as depositary, has agreed to reimburse SMFG for certain expenses SMFG incurs in connection with its ADR program, subject to certain ceilings. During the fiscal year ended March 31, 2016, we received $400,224.17 as reimbursement for such expenses.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including Koichi Miyata, our President and Representative Director, and Jun Ohta, our Director, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) at March 31, 2016. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable, not absolute, assurance of achieving their control objectives. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based upon the evaluation referred to above, Mr. Miyata and Mr. Ohta concluded that the design and operation of our disclosure controls and procedures at March 31, 2016 were effective to provide reasonable assurance that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

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

Our management evaluated the effectiveness of our internal control over financial reporting at March 31, 2016 based on the criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the evaluation, management has concluded that we maintained effective internal control over financial reporting at March 31, 2016.

The effectiveness of our internal control over financial reporting at March 31, 2016 has been audited by KPMG AZSA, our independent registered public accounting firm, as stated in their report appearing on page F-4.

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

There were no material changes to the code of ethics during the fiscal year ended March 31, 2016. No waivers of the business ethics and compliance manual have been granted to any of our directors, officers or other employees, during the fiscal year ended March 31, 2016.

Item 16C.	Principal Accountant Fees and Services

Fees for Services Provided by KPMG AZSA and its Affiliates

The aggregate fees billed by KPMG AZSA, our independent registered public accounting firm, and its affiliates, for the fiscal years ended March 31, 2016 and 2015 are presented in the following table:

	For the fiscal year ended March 31,
	2016	2015
	(In millions)
Audit fees(1)	¥4,496	¥4,087
Audit-related fees(2)	234	160
Tax fees(3)	208	151
All other fees(4)	4	12

Total	¥4,942	¥4,410

(1)	Audit fees primarily include fees for the audit of our and our subsidiaries’ annual financial statements and fees for the services that are normally provided in connection with our statutory and regulatory filings.
(2)	Audit-related fees primarily include fees for attestation and related services that are not reported under audit fees.
(3)	Tax fees primarily include fees for tax compliance, assistance with preparation of tax return filings and tax advisory services.
(4)	All other fees primarily include fees for advisory services in relation to the examination for accounting policies in our branches.

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

Fees approved pursuant to the procedures described in paragraph 2-01(c)(7)(i)(C) of Regulation S-X, which provides for an exception to the general requirement for pre-approval in certain circumstances, were none for the fiscal years ended March 31, 2016 and 2015.

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

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth purchases of our common stock by us and our affiliated purchasers during the fiscal year ended March 31, 2016:

	Total number of shares purchased(1)	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs
April 1 to April 30, 2015	3,538	¥4,801	—	—
May 1 to May 31, 2015	3,724	5,301	—	—
June 1 to June 30, 2015	4,053	5,527	—	—
July 1 to July 31, 2015	5,271	5,456	—	—
August 1 to August 31, 2015	3,510	5,424	—	—
September 1 to September 30, 2015	1,301	4,760	—	—
October 1 to October 31, 2015	2,070	4,752	—	—
November 1 to November 30, 2015	2,246	4,944	—	—
December 1 to December 31, 2015	6,085	4,636	—	—
January 1 to January 31, 2016	3,912	4,451	—	—
February 1 to February 29, 2016	1,587	3,524	—	—
March 1 to March 31, 2016	1,816	3,492	—	—

Total	39,113	¥4,899	—	—

(1)	A total of 39,113 shares were purchased other than through a publicly announced plan or program during the fiscal year ended March 31, 2016, due to our purchases of shares constituting less than one unit from registered holders of such shares at the current market prices of those shares.

Item 16F.	Change in Registrant’s Certifying Accountant

None.

Item 16G.	Corporate Governance

Companies listed on the NYSE must comply with certain corporate governance standards provided under Section 303A of the NYSE Listed Company Manual. However, NYSE-listed companies that are foreign private issuers, including us, are permitted to follow home country practices in lieu of certain provisions of Section 303A if such foreign private issuers meet certain criteria. We rely on the exemption for home country practices concerning the listing of our ADSs on the NYSE. On May 12, 2016, we announced we had started preparations to transform into a Company with three Committees from the current Company with a Board of Corporate Auditors in order to further enhance our corporate governance framework. The transition is subject to approval by our ordinary general meeting of shareholders scheduled in June 2017.

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

Under the Companies Act, companies that adopt a corporate governance system based on a board of corporate auditors, such as us, are not required to maintain directors that are outside directors who meet the independence requirements under the Companies Act. However, five of our fourteen directors are outside directors who meet such requirements.

•

A NYSE-listed U.S. company is required to have a nominating/corporate governance committee and a compensation committee, all of which must be composed entirely of independent directors. The members of the compensation committee must satisfy additional requirements set forth in Section 303A.02(a)(ii) of the NYSE Listed Company Manual. A compensation committee must also have the authority to, in its sole discretion, retain or obtain the advice of a compensation consultant, independent legal counsel or other adviser. This authority is subject to the committee’s consideration of certain criteria set forth in Section 303A.05(c) of the NYSE Listed Company Manual regarding the independence of the adviser. While we, a company which has corporate auditors, are not required to establish a nominating committee or a compensation committee under the Companies Act, we voluntarily established similar committees, which have six and eight members respectively, five of whom on each committee are outside directors, to advise the board of directors on these matters in order to ensure transparency and impartiality in matters of personnel decisions affecting the board of directors and directors’ compensation.

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

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

We have responded to Item 18 in lieu of this item.

Item 18.	Financial Statements

The information required by this item is set forth in our consolidated financial statements starting on page F-1 of this annual report.

Item 19.	Exhibits

We have filed the following documents as exhibits to this document:

Exhibit 1.1	Articles of Incorporation of Sumitomo Mitsui Financial Group, Inc., as amended on June 29, 2016

Exhibit 1.2	Regulations of Board of Directors of Sumitomo Mitsui Financial Group, Inc., as amended on October 1, 2015

Exhibit 1.3	Share Handling Regulations of Sumitomo Mitsui Financial Group, Inc., as amended on April 1, 2012, incorporated by reference from our annual report on Form 20-F (Commission file number 001-34919) filed on July 23, 2012

Exhibit 2.1	Form of Deposit Agreement among the registrant, Citibank, N.A., as Depositary, and all owners and holders from time to time of American Depositary Shares issued thereunder, incorporated by reference from our registration statement on Form 20-F (Commission file number 001-34919) filed on October 20, 2010

Exhibit 8	List of subsidiaries of Sumitomo Mitsui Financial Group, Inc., at March 31, 2016

Exhibit 11	Code of Ethics of Sumitomo Mitsui Financial Group, Inc., incorporated by reference from our annual report on Form 20-F (File No. 001-34919) filed on July 29, 2011

Exhibit 12.1	CEO Certification Required by Rule 13a-14(a) (17 CFR 240.13a-14(a))

Exhibit 12.2	CFO Certification Required by Rule 13a-14(a) (17 CFR 240.13a-14(a))

Exhibit 13.1	Certification Required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

Exhibit 13.2	Certification Required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

Exhibit 15.1	Consent of Independent Registered Public Accounting Firm

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

Date: June 29, 2016

SELECTED STATISTICAL DATA

I.	Distribution of Assets, Liabilities and Equity; Interest Rates and Interest Differential

Average Statements of Financial Positions, Interest and Average Rates

The following tables show the average balances of our statement of financial positions items and related interest and average interest rates for the fiscal years ended March 31, 2016, 2015 and 2014. Average balances are generally based on a daily average. Weekly, month-end or quarter-end averages are used for certain average balances where it is not practical to obtain the applicable daily averages. The average balances determined by such methods are considered to be representative of our operations. The allocation of amounts between domestic and foreign is based on the location of the office.

	For the fiscal year ended March 31,
	2016			2015				2014
	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate		Average balance	Interest income	Average rate
	(In millions, except percentages)
Interest-earning assets:
Interest-earning deposits with other banks:
Domestic offices	¥ 768,976	¥ 4,771	0.62%	¥ 741,738	¥ 4,548	0.61%		¥ 609,023	¥ 2,807	0.46%
Foreign offices	5,786,836	35,701	0.62%	5,892,983	37,348	0.63%		6,027,100	34,521	0.57%

Total	6,555,812	40,472	0.62%	6,634,721	41,896	0.63%		6,636,123	37,328	0.56%

Call loans and bills bought:
Domestic offices	147,992	861	0.58%	226,409	1,177	0.52%		273,903	1,583	0.58%
Foreign offices	967,442	20,967	2.17%	972,643	17,429	1.79%		1,154,049	16,559	1.43%

Total	1,115,434	21,828	1.96%	1,199,052	18,606	1.55%		1,427,952	18,142	1.27%

Reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	6,675,810	10,763	0.16%	4,766,205	7,875	0.17%		3,749,260	7,339	0.20%
Foreign offices	741,623	11,248	1.52%	726,427	9,146	1.26%		419,274	7,631	1.82%

Total	7,417,433	22,011	0.30%	5,492,632	17,021	0.31%		4,168,534	14,970	0.36%

Trading assets(1):
Domestic offices	3,500,759	21,259	0.61%	3,284,505	24,313	0.74%		2,967,303	25,770	0.87%
Foreign offices	85,204	1,240	1.46%	84,006	1,661	1.98%		43,857	525	1.20%

Total	3,585,963	22,499	0.63%	3,368,511	25,974	0.77%		3,011,160	26,295	0.87%

Financial assets at fair value through profit or loss(2):
Domestic offices	1,629,644	4,425	0.27%	1,672,433	(4,373)	(0.26%	)	1,788,442	16,534	0.92%

Held-to-maturity investments(3):
Domestic offices	2,964,539	12,880	0.43%	4,086,502	20,509	0.50%		5,238,921	30,303	0.58%

Available-for-sale financial assets(3):
Domestic offices	10,878,176	38,701	0.36%	10,385,945	32,703	0.31%		12,119,698	35,539	0.29%
Foreign offices	2,425,249	33,331	1.37%	2,250,294	29,282	1.30%		1,780,684	19,956	1.12%

Total	13,303,425	72,032	0.54%	12,636,239	61,985	0.49%		13,900,382	55,495	0.40%

Loans and advances(4):
Domestic offices	63,177,259	1,091,538	1.73%	62,005,587	1,099,119	1.77%		61,524,516	1,138,102	1.85%
Foreign offices	26,272,983	611,823	2.33%	23,292,666	523,485	2.25%		19,553,229	419,704	2.15%

Total	89,450,242	1,703,361	1.90%	85,298,253	1,622,604	1.90%		81,077,745	1,557,806	1.92%

Total interest-earning assets:
Domestic offices	89,743,155	1,185,198	1.32%	87,169,324	1,185,871	1.36%		88,271,066	1,257,977	1.43%
Foreign offices	36,279,337	714,310	1.97%	33,219,019	618,351	1.86%		28,978,193	498,896	1.72%

Total	126,022,492	¥1,899,508	1.51%	120,388,343	¥1,804,222	1.50%		117,249,259	¥1,756,873	1.50%

Non-interest-earning assets:
Cash and due from banks	32,203,057			24,523,995				13,653,126
Other non-interest-earning assets	20,359,043			19,075,392				15,647,012
Allowance for loan losses	(778,386)			(873,853)				(1,157,839)

Total non-interest-earning assets	51,783,714			42,725,534				28,142,299

Total assets	¥177,806,206			¥163,113,877				¥145,391,558

Total assets attributable to foreign offices	24.5%			23.6%				22.3%

	For the fiscal year ended March 31,
	2016			2015			2014
	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate
	(In millions, except percentages)
Interest-bearing liabilities:
Deposits:
Domestic offices	¥ 78,458,170	¥ 48,032	0.06%	¥ 74,397,836	¥ 49,356	0.07%	¥ 72,376,165	¥ 48,446	0.07%
Foreign offices	22,838,530	154,280	0.68%	21,263,919	116,211	0.55%	17,014,587	91,944	0.54%

Total	101,296,700	202,312	0.20%	95,661,755	165,567	0.17%	89,390,752	140,390	0.16%

Call money and bills sold:
Domestic offices	2,199,407	1,524	0.07%	2,040,724	1,504	0.07%	1,497,244	1,222	0.08%
Foreign offices	663,310	4,059	0.61%	877,127	2,510	0.29%	651,839	2,261	0.35%

Total	2,862,717	5,583	0.20%	2,917,851	4,014	0.14%	2,149,083	3,483	0.16%

Repurchase agreements and cash collateral on securities lent:
Domestic offices	7,172,312	8,582	0.12%	5,584,584	6,091	0.11%	4,167,460	4,558	0.11%
Foreign offices	2,009,593	6,523	0.32%	1,455,125	3,829	0.26%	990,721	2,989	0.30%

Total	9,181,905	15,105	0.16%	7,039,709	9,920	0.14%	5,158,181	7,547	0.15%

Trading liabilities(1):
Domestic offices	2,243,856	17,241	0.77%	2,197,851	19,634	0.89%	1,916,419	20,341	1.06%
Foreign offices	25,565	483	1.89%	27,840	830	2.98%	9,123	120	1.32%

Total	2,269,421	17,724	0.78%	2,225,691	20,464	0.92%	1,925,542	20,461	1.06%

Borrowings:
Domestic offices	10,251,890	56,353	0.55%	9,170,288	54,915	0.60%	5,879,723	50,833	0.86%
Foreign offices	823,446	15,850	1.92%	790,516	16,122	2.04%	787,217	17,433	2.21%

Total	11,075,336	72,203	0.65%	9,960,804	71,037	0.71%	6,666,940	68,266	1.02%

Debt securities in issue:
Domestic offices	7,999,705	120,285	1.50%	7,000,273	109,960	1.57%	6,223,653	92,481	1.49%
Foreign offices	3,044,714	14,887	0.49%	2,819,687	9,829	0.35%	2,355,748	7,636	0.32%

Total	11,044,419	135,172	1.22%	9,819,960	119,789	1.22%	8,579,401	100,117	1.17%

Other interest-bearing liabilities:
Domestic offices	93,104	676	0.73%	96,873	731	0.75%	90,049	689	0.77%
Foreign offices	1,960	50	2.55%	3,025	49	1.62%	2,898	19	0.66%

Total	95,064	726	0.76%	99,898	780	0.78%	92,947	708	0.76%

Total interest-bearing liabilities:
Domestic offices	108,418,444	252,693	0.23%	100,488,429	242,191	0.24%	92,150,713	218,570	0.24%
Foreign offices	29,407,118	196,132	0.67%	27,237,239	149,380	0.55%	21,812,133	122,402	0.56%

Total	137,825,562	¥ 448,825	0.33%	127,725,668	¥ 391,571	0.31%	113,962,846	¥ 340,972	0.30%

Non-interest-bearing liabilities:
Non-interest-bearing demand deposits	14,715,274			13,440,486			12,772,713
Other non-interest-bearing liabilities	12,999,027			11,834,101			11,168,374

Total non-interest-bearing liabilities	27,714,301			25,274,587			23,941,087

Total equity	12,266,343			10,113,622			7,487,625

Total equity and liabilities	¥177,806,206			¥163,113,877			¥145,391,558

Total liabilities attributable to foreign offices	20.5%			20.0%			18.1%
Net interest income and interest rate spread		¥1,450,683	1.18%		¥1,412,651	1.19%		¥1,415,901	1.20%

Net interest income as a percentage of total interest-earning assets			1.15%			1.17%			1.21%

(1)	The net amount of interest income on trading assets and interest expense on trading liabilities is reported as net trading income in our consolidated income statement.
(2)	Interest income on financial assets at fair value through profit or loss is reported in net income from financial assets at fair value through profit or loss in our consolidated income statement.
(3)	Taxable investment securities and non-taxable investment securities are not disclosed separately because the aggregate effect of these average balances and interest income would not be material. In addition, the yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect of such calculation would not be material.
(4)	Loans and advances include impaired loans and advances. The amortized portion of net loan origination fees is included in interest income on loans and advances.

Analysis of Net Interest Income

The following tables show the changes to our net interest income attributable to changes in the volume and changes in the rates for the fiscal year ended March 31, 2016 compared to the fiscal year ended March 31, 2015 and for the fiscal year ended March 31, 2015 compared to the fiscal year ended March 31, 2014.

Changes attributable to the combined impact of changes in the rates and the volume have been allocated proportionately to the changes in the volume and changes in the rates.

	Fiscal year ended March 31, 2016 compared to fiscal year ended March 31, 2015 Increase / (decrease)			Fiscal year ended March 31, 2015 compared to fiscal year ended March 31, 2014 Increase / (decrease)
	Volume	Rate	Net change	Volume	Rate	Net change
	(In millions)
Interest income:
Interest-earning deposits with other banks:
Domestic offices	¥168	¥55	¥223	¥690	¥1,051	¥1,741
Foreign offices	(663)	(984)	(1,647)	(779)	3,606	2,827

Total	(495)	(929)	(1,424)	(89)	4,657	4,568

Call loans and bills bought:
Domestic offices	(443)	127	(316)	(258)	(148)	(406)
Foreign offices	(94)	3,632	3,538	(2,845)	3,715	870

Total	(537)	3,759	3,222	(3,103)	3,567	464

Reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	3,080	(192)	2,888	1,837	(1,301)	536
Foreign offices	195	1,907	2,102	4,379	(2,864)	1,515

Total	3,275	1,715	4,990	6,216	(4,165)	2,051

Trading assets(1):
Domestic offices	1,524	(4,578)	(3,054)	2,588	(4,045)	(1,457)
Foreign offices	23	(444)	(421)	665	471	1,136

Total	1,547	(5,022)	(3,475)	3,253	(3,574)	(321)

Financial assets at fair value through profit or loss(2):
Domestic offices	(108)	8,906	8,798	(1,001)	(19,906)	(20,907)

Held-to-maturity investments:
Domestic offices	(5,090)	(2,539)	(7,629)	(6,117)	(3,677)	(9,794)

Available-for-sale financial assets:
Domestic offices	1,582	4,416	5,998	(5,262)	2,426	(2,836)
Foreign offices	2,347	1,702	4,049	5,785	3,541	9,326

Total	3,929	6,118	10,047	523	5,967	6,490

Loans and advances:
Domestic offices	20,525	(28,106)	(7,581)	8,841	(47,824)	(38,983)
Foreign offices	68,923	19,415	88,338	83,406	20,375	103,781

Total	89,448	(8,691)	80,757	92,247	(27,449)	64,798

Total interest income:
Domestic offices	21,238	(21,911)	(673)	1,318	(73,424)	(72,106)
Foreign offices	70,731	25,228	95,959	90,611	28,844	119,455

Total	¥91,969	¥3,317	¥95,286	¥91,929	¥(44,580)	¥47,349

	Fiscal year ended March 31, 2016 compared to fiscal year ended March 31, 2015 Increase / (decrease)			Fiscal year ended March 31, 2015 compared to fiscal year ended March 31, 2014 Increase / (decrease)
	Volume	Rate	Net change	Volume	Rate	Net change
	(In millions)
Interest expense:
Deposits:
Domestic offices	¥2,730	¥(4,054)	¥(1,324)	¥1,415	¥(505)	¥910
Foreign offices	9,149	28,920	38,069	23,342	925	24,267

Total	11,879	24,866	36,745	24,757	420	25,177

Call money and bills sold:
Domestic offices	111	(91)	20	394	(112)	282
Foreign offices	(744)	2,293	1,549	698	(449)	249

Total	(633)	2,202	1,569	1,092	(561)	531

Repurchase agreements and cash collateral on securities lent:
Domestic offices	1,867	624	2,491	1,559	(26)	1,533
Foreign offices	1,649	1,045	2,694	1,249	(409)	840

Total	3,516	1,669	5,185	2,808	(435)	2,373

Trading liabilities(1):
Domestic offices	402	(2,795)	(2,393)	2,754	(3,461)	(707)
Foreign offices	(63)	(284)	(347)	440	270	710

Total	339	(3,079)	(2,740)	3,194	(3,191)	3

Borrowings:
Domestic offices	6,173	(4,735)	1,438	22,744	(18,662)	4,082
Foreign offices	655	(927)	(272)	73	(1,384)	(1,311)

Total	6,828	(5,662)	1,166	22,817	(20,046)	2,771

Debt securities in issue:
Domestic offices	15,158	(4,833)	10,325	12,006	5,473	17,479
Foreign offices	840	4,218	5,058	1,579	614	2,193

Total	15,998	(615)	15,383	13,585	6,087	19,672

Other interest-bearing liabilities:
Domestic offices	(28)	(27)	(55)	52	(10)	42
Foreign offices	(21)	22	1	1	29	30

Total	(49)	(5)	(54)	53	19	72

Total interest expense:
Domestic offices	26,413	(15,911)	10,502	40,924	(17,303)	23,621
Foreign offices	11,465	35,287	46,752	27,382	(404)	26,978

Total	¥37,878	¥19,376	¥57,254	¥68,306	¥(17,707)	¥50,599

Net interest income:
Domestic offices	¥(5,175)	¥(6,000)	¥(11,175)	¥(39,606)	¥(56,121)	¥(95,727)
Foreign offices	59,266	(10,059)	49,207	63,229	29,248	92,477

Total	¥54,091	¥(16,059)	¥38,032	¥23,623	¥(26,873)	¥(3,250)

(1)	The net amount of interest income on trading assets and interest expense on trading liabilities is reported as net trading income in our consolidated income statement.
(2)	Interest income on financial assets at fair value through profit or loss is reported in net income from financial assets at fair value through profit or loss in our consolidated income statement.

II.	Investment Portfolio

The information as to the value of held-to-maturity investments and available-for-sale financial assets at March 31, 2016, 2015 and 2014 is presented on “Item 5.A. Operating Results—Financial Condition—Investment Securities.”

The following table shows the book values, maturities and weighted average yields of held-to-maturity investments and available-for-sale financial assets, excluding equity instruments, at March 31, 2016. Weighted average yields are calculated based on amortized cost. Yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect of such a calculation would not be material.

	Not later than one year		Later than one year and not later than five years		Later than five years and not later than ten years		Later than ten years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(In millions, except percentages)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥1,080,472	0.43%	¥1,161,019	0.32%	¥—	—	¥—	—	¥2,241,491	0.37%
Japanese municipal bonds	13,361	0.35%	7,488	0.11%	—	—	—	—	20,849	0.27%
Japanese corporate bonds	—	—	5,202	0.25%	—	—	—	—	5,202	0.25%

Total domestic	1,093,833	0.43%	1,173,709	0.32%	—	—	—	—	2,267,542	0.37%

Foreign:
U.S. Treasury and other U.S. government agency bonds	—	—	—	—	—	—	—	—	—	—
Bonds issued by other governments and official institutions	—	—	—	—	—	—	—	—	—	—
Other debt instruments	—	—	—	—	—	—	—	—	—	—

Total foreign	—	—	—	—	—	—	—	—	—	—

Total	¥1,093,833	0.43%	¥1,173,709	0.32%	¥—	—	¥—	—	¥2,267,542	0.37%

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥1,549,001	0.11%	¥4,714,941	0.05%	¥11,736	0.44%	¥252,897	0.55%	¥6,528,575	0.09%
Japanese municipal bonds	12,590	0.84%	14,483	0.39%	4,109	0.26%	39	1.96%	31,221	0.56%
Japanese corporate bonds	43,966	0.43%	164,522	0.38%	50,434	0.37%	48,574	0.80%	307,496	0.45%

Total domestic	1,605,557	0.12%	4,893,946	0.07%	66,279	0.37%	301,510	0.59%	6,867,292	0.11%

Foreign:
U.S. Treasury and other U.S. government agency bonds	507,831	0.41%	918,533	0.98%	819,766	1.65%	—	—	2,246,130	1.10%
Bonds issued by other governments and official institutions	1,262,272	1.03%	217,771	3.24%	396,968	0.70%	261,982	0.62%	2,138,993	1.14%
Mortgage-backed securities(1)	—	—	—	—	5	2.42%	984,516	3.05%	984,521	3.05%
Other debt instruments	68,695	1.67%	39,829	2.87%	3,377	1.24%	1,073	0.23%	112,974	2.07%

Total foreign	1,838,798	0.88%	1,176,133	1.46%	1,220,116	1.34%	1,247,571	2.54%	5,482,618	1.48%

Total	¥3,444,355	0.53%	¥6,070,079	0.34%	¥1,286,395	1.30%	¥1,549,081	2.16%	¥12,349,910	0.72%

(1)	Foreign mortgage-backed securities primarily consist of securities of Government National Mortgage Association, which are guaranteed by the U.S. government.

Excluding securities of the U.S. government and U.S. government agencies and corporations and Japanese government bonds, there are no investments in any individual issuers held in our investment portfolio which exceeded 10% of shareholders’ equity in the consolidated statement of financial position at March 31, 2016.

III.	Loan Portfolio

The following table shows our outstanding loans and advances by the domicile and industry type of the borrowers at March 31, 2016, 2015, 2014, 2013 and 2012. The classification of loans and advances by industry is based on the industry segment loan classification as defined by the Bank of Japan (“BOJ”) for regulatory reporting purposes.

	At March 31,
	2016	2015	2014	2013	2012
	(In millions)
Domestic:
Manufacturing	¥8,298,576	¥8,061,654	¥8,018,568	¥8,071,044	¥8,462,004
Agriculture, forestry, fisheries and mining	184,314	171,855	177,012	164,420	152,128
Construction	1,169,900	1,150,616	1,152,388	1,167,115	1,284,882
Transportation, communications and public enterprises	5,258,899	5,175,949	5,086,361	4,708,870	4,414,102
Wholesale and retail	5,548,103	5,664,385	5,505,570	5,388,032	5,480,393
Finance and insurance	2,684,865	2,869,967	2,537,347	2,715,862	2,170,776
Real estate and goods rental and leasing	9,587,757	8,766,724	8,117,000	8,145,769	7,982,741
Services	4,960,352	4,776,706	4,855,536	4,404,359	4,076,818
Municipalities	1,374,306	1,353,949	1,279,010	1,270,981	1,234,355
Lease financing	2,212,048	2,211,773	2,133,760	2,058,284	2,056,972
Consumer(1)	18,935,521	18,817,259	19,086,241	18,834,079	19,185,574
Others	2,989,278	3,211,240	3,159,438	3,341,636	4,155,960

Total domestic	63,203,919	62,232,077	61,108,231	60,270,451	60,656,705

Foreign:
Public sector	236,290	164,495	163,685	121,611	130,426
Financial institutions	4,067,764	3,880,655	3,450,482	2,500,624	2,012,751
Commerce and industry	20,451,545	20,010,729	16,435,047	13,502,283	10,364,685
Lease financing	357,072	308,128	267,394	208,099	191,966
Others	1,481,455	1,375,624	947,826	793,653	706,175

Total foreign	26,594,126	25,739,631	21,264,434	17,126,270	13,406,003

Gross loans and advances	89,798,045	87,971,708	82,372,665	77,396,721	74,062,708
Adjust: Unearned income, unamortized premiums-net and deferred loan fees-net	(212,957)	(206,440)	(177,018)	(147,186)	(144,731)
Less: Allowance for loan losses	(722,717)	(793,552)	(950,665)	(1,262,478)	(1,381,164)

Net loans and advances	¥88,862,371	¥86,971,716	¥81,244,982	¥75,987,057	¥72,536,813

(1)	The balance in Consumer mainly consists of housing loans. The housing loan balances amounted to ¥13,984,755 million, ¥14,087,453 million, ¥14,420,225 million, ¥14,520,154 million and ¥14,574,702 million at March 31, 2016, 2015, 2014, 2013 and 2012, respectively.

Maturities and Sensitivities of Loans and Advances to Changes in Interest Rates

The following table shows the maturities of loans and advances by the domicile and industry type of the borrower at March 31, 2016.

	Maturity
	Not later than one year	Later than one year and not later than five years	Later than five years	Total
	(In millions)
Domestic:
Manufacturing	¥4,659,409	¥2,798,987	¥840,180	¥8,298,576
Agriculture, forestry, fisheries and mining	41,078	104,579	38,657	184,314
Construction	663,794	377,251	128,855	1,169,900
Transportation, communications and public enterprises	1,436,061	2,797,106	1,025,732	5,258,899
Wholesale and retail	3,030,344	2,037,420	480,339	5,548,103
Finance and insurance	1,885,815	629,164	169,886	2,684,865
Real estate and goods rental and leasing	2,308,833	4,210,380	3,068,544	9,587,757
Services	1,757,837	1,946,431	1,256,084	4,960,352
Municipalities	561,606	472,629	340,071	1,374,306
Lease financing	718,585	1,275,154	218,309	2,212,048
Consumer	3,506,063	4,342,926	11,086,532	18,935,521
Others	534,104	750,080	1,705,094	2,989,278

Total domestic	21,103,529	21,742,107	20,358,283	63,203,919

Foreign:
Public sector	17,092	143,891	75,307	236,290
Financial institutions	1,731,437	1,805,642	530,685	4,067,764
Commerce and industry	6,316,998	9,501,993	4,632,554	20,451,545
Lease financing	62,349	175,748	118,975	357,072
Others	506,333	838,710	136,412	1,481,455

Total foreign	8,634,209	12,465,984	5,493,933	26,594,126

Total	¥29,737,738	¥34,208,091	¥25,852,216	¥89,798,045

The above loans and advances due after one year which had predetermined interest rates and floating or adjustable interest rates at March 31, 2016 are shown below:

	Domestic	Foreign	Total
	(In millions)
Predetermined rate	¥13,334,489	¥2,308,422	¥15,642,911
Floating or adjustable rate	28,765,901	15,651,495	44,417,396

Total	¥42,100,390	¥17,959,917	¥60,060,307

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

The following table shows the distribution of impaired loans and advances by “potentially bankrupt, effectively bankrupt and bankrupt (loans and advances),” “past due three months or more (loans),” “restructured (loans),” and “other impaired (loans and advances)” at March 31, 2016, 2015, 2014, 2013 and 2012 by the domicile and industry type of the borrowers.

	At March 31,
	2016	2015	2014	2013	2012
	(In millions)
Potentially bankrupt, effectively bankrupt and bankrupt (loans and advances):
Domestic:
Manufacturing	¥119,318	¥149,686	¥183,257	¥215,600	¥187,982
Agriculture, forestry, fisheries and mining	2,843	7,146	3,251	5,210	5,295
Construction	25,932	36,903	69,144	101,255	118,413
Transportation, communications and public enterprises	38,008	52,168	56,782	109,449	68,768
Wholesale and retail	125,241	156,753	208,491	232,779	225,399
Finance and insurance	8,302	9,551	13,378	15,822	13,350
Real estate and goods rental and leasing	133,324	198,714	291,665	449,163	499,485
Services	126,781	161,384	192,191	203,197	213,142
Lease financing	16,122	18,522	21,079	17,030	10,742
Consumer	213,931	223,464	238,563	270,060	312,181
Others	32,503	43,443	59,812	69,859	67,174

Total domestic	842,305	1,057,734	1,337,613	1,689,424	1,721,931

Foreign:
Public sector	31	14	14	14	14
Financial institutions	28	19,720	2,647	6,191	19,383
Commerce and industry	148,475	146,821	131,254	178,022	162,509
Lease financing	11,104	8,969	8,623	7,522	4,140
Others	5,682	6,152	4,566	2,271	3,019

Total foreign	165,320	181,676	147,104	194,020	189,065

Total	1,007,625	1,239,410	1,484,717	1,883,444	1,910,996

Past due three months or more (loans):
Domestic	21,861	23,586	25,959	27,102	32,069
Foreign	7,962	398	437	557	1,130

Total	29,823	23,984	26,396	27,659	33,199

Restructured (loans):
Domestic	164,035	144,628	247,351	337,494	390,060
Foreign	22,401	43,330	37,475	29,650	24,644

Total	186,436	187,958	284,826	367,144	414,704

Other impaired (loans and advances):
Domestic	126,211	140,858	152,873	204,775	255,615
Foreign	2,492	5,892	1	119	2,588

Total	128,703	146,750	152,874	204,894	258,203

Gross impaired loans and advances	1,352,587	1,598,102	1,948,813	2,483,141	2,617,102

Less: Allowance for loan losses for impaired loans and advances	(613,510)	(699,207)	(857,095)	(1,144,130)	(1,234,299)

Net impaired loans and advances	¥739,077	¥898,895	¥1,091,718	¥1,339,011	¥1,382,803

Interest Foregone on Impaired Loans and Advances

Interest income which would have been accrued at the original terms on domestic impaired loans and advances during the fiscal year ended March 31, 2016 was ¥33.8 billion, of which ¥19.0 billion was included in profit or loss for the fiscal year then ended. Interest income which would have been accrued at the original terms on foreign impaired loans and advances during the fiscal year ended March 31, 2016 was ¥3.1 billion, of which ¥1.5 billion was included in profit or loss for the fiscal year then ended.

Cross-border Outstanding

Cross-border outstandings are defined as loans, acceptances, interest-earning deposits with other banks, other interest-earning investments and any other monetary assets denominated in Japanese yen or other non-local currencies. Local currency outstandings are netted out from cross-border outstandings. This cross-border disclosure is based on the reports to the BOJ required under Japanese foreign exchange-related laws. The following tables list the country for which cross-border outstandings exceeded 0.75% of consolidated total assets at March 31, 2016 and 2015. There were no cross-border outstandings to borrowers in any foreign country which in total exceeded 0.75% of consolidated total assets at March 31, 2014.

	At March 31, 2016
	Public institutions	Banks	Others	Total	% of total assets	Undrawn commitments
	(In millions, except percentages)
United Kingdom	¥1,852	¥556,271	¥1,215,588	¥1,773,711	0.98%	¥1,422,058

	At March 31, 2015
	Public institutions	Banks	Others	Total	% of total assets	Undrawn commitments
	(In millions, except percentages)
United Kingdom	¥7,483	¥775,915	¥1,007,531	¥1,790,929	0.99%	¥1,155,306

Loan Concentrations

At March 31, 2016, there were no concentrations of loans and advances to a single industry group of borrowers, as defined by the BOJ industry segment loan and advance classifications, which exceeded 10% of our consolidated total loans and advances, except for loans and advances in a category disclosed in the table of outstanding loans and advances above.

IV.	Summary of Loan Loss Experience

The following table shows an analysis of our loan loss experience by the borrowers’ domicile and industry type for the fiscal years ended March 31, 2016, 2015, 2014, 2013 and 2012.

	For the fiscal year ended March 31,
	2016	2015	2014	2013	2012
	(In millions, except percentages)

Allowance for loan losses at beginning of period	¥793,552	¥950,665	¥1,262,478	¥1,381,164	¥1,587,133
Provision (credit) for loan losses	118,750	79,552	(25,806)	138,375	144,022
Charge-offs:
Domestic:
Manufacturing	20,992	26,516	25,610	16,037	46,229
Agriculture, forestry, fisheries and mining	33	112	187	553	173
Construction	6,407	8,593	20,958	7,848	14,204
Transportation, communications and public enterprises	5,891	8,662	5,309	7,062	11,296
Wholesale and retail	14,824	27,357	27,944	18,062	64,492
Finance and insurance	423	1,117	533	354	679
Real estate and goods rental and leasing	21,017	54,003	73,025	36,003	61,683
Services	14,396	21,143	30,970	17,325	35,498
Lease financing	651	1,433	1,582	3,689	3,319
Consumer	87,969	88,795	93,616	127,804	64,329
Others	828	2,932	3,300	6,400	4,705

Total domestic	173,431	240,663	283,034	241,137	306,607

Foreign:
Financial institutions	—	1,017	599	4,063	14,784
Commerce and industry	13,236	4,571	14,959	13,735	33,173
Lease financing	3	167	1,292	2,060	38
Others	6,979	3,478	2,797	3,203	623

Total foreign	20,218	9,233	19,647	23,061	48,618

Total	193,649	249,896	302,681	264,198	355,225

Recoveries:
Domestic:
Manufacturing	80	62	12	14	252
Construction	6	17	16	21	64
Transportation, communications and public enterprises	5	14	3	12	52
Wholesale and retail	45	72	19	22	328
Finance and insurance	2	1	—	19	3
Real estate and goods rental and leasing	55	47	20	19	283
Services	61	63	33	16	142
Consumer	9,223	9,234	9,186	9,976	3,453
Others	—	7	4	4	18

Total domestic	9,477	9,517	9,293	10,103	4,595

Foreign:
Financial institutions	109	—	25	2	3
Commerce and industry	335	14	3	18	187
Others	427	366	334	313	17

Total foreign	871	380	362	333	207

Total	10,348	9,897	9,655	10,436	4,802

Net charge-offs	183,301	239,999	293,026	253,762	350,423
Others(1)	(6,284)	3,334	7,019	(3,299)	432

Allowance for loan losses at end of period	¥722,717	¥793,552	¥950,665	¥1,262,478	¥1,381,164

Ratio of net charge-offs to average loans outstanding during the period	0.20%	0.28%	0.36%	0.34%	0.47%

Allowance for loan losses applicable to foreign activities:
Balance at beginning of period	¥100,783	¥73,030	¥74,868	¥87,344	¥108,612

Balance at end of period	¥134,664	¥100,783	¥73,030	¥74,868	¥87,344

Provision for loan losses	¥60,002	¥32,712	¥10,462	¥1,692	¥30,675

(1)	Others mainly include foreign exchange translations for the fiscal years ended March 31, 2016 and 2015 and 2014, whereas the amount for the fiscal year ended March 31, 2013 mainly includes foreign exchange translations as well as the exclusion of the allowance for loan losses related to ORIX Credit Corporations, as the Bank transferred all of its shares of ORIX Credit Corporation to ORIX Corporation in June 2012.

The following table shows an allocation of the allowance for loan losses by the borrower’s domicile and industry type at March 31, 2016, 2015, 2014, 2013 and 2012.

	At March 31,
	2016		2015		2014		2013		2012
	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans
	(In millions, except percentages)
Domestic:
Manufacturing	¥63,720	9.24%	¥82,938	9.16%	¥113,463	9.73%	¥140,424	10.43%	¥126,773	11.43%
Agriculture, forestry, fisheries and mining	2,712	0.21%	2,673	0.20%	3,310	0.21%	3,968	0.21%	4,374	0.21%
Construction	15,212	1.30%	22,532	1.31%	40,289	1.40%	63,032	1.51%	69,605	1.73%
Transportation, communications and public enterprises	25,119	5.86%	30,555	5.88%	27,196	6.17%	50,789	6.08%	47,723	5.96%
Wholesale and retail	73,230	6.18%	84,941	6.44%	116,862	6.68%	151,075	6.96%	159,740	7.40%
Finance and insurance	6,886	2.99%	7,990	3.26%	11,209	3.08%	12,373	3.51%	14,045	2.93%
Real estate and goods rental and leasing	94,669	10.68%	127,205	9.97%	194,706	9.85%	312,614	10.53%	338,162	10.78%
Services	60,735	5.52%	77,829	5.43%	96,465	5.89%	132,377	5.69%	144,984	5.50%
Municipalities	1	1.53%	1	1.54%	1	1.55%	1	1.64%	2	1.67%
Lease financing	11,567	2.46%	13,600	2.51%	14,487	2.59%	17,151	2.66%	11,942	2.78%
Consumer	208,274	21.09%	208,661	21.39%	215,882	23.17%	250,282	24.33%	315,211	25.90%
Others	25,928	3.32%	33,844	3.65%	43,765	3.87%	53,524	4.32%	61,259	5.61%

Total domestic	588,053	70.38%	692,769	70.74%	877,635	74.19%	1,187,610	77.87%	1,293,820	81.90%

Foreign:
Public sector	105	0.26%	48	0.19%	303	0.20%	209	0.16%	568	0.18%
Financial institutions	3,347	4.53%	1,871	4.41%	3,325	4.19%	5,454	3.23%	15,217	2.72%
Commerce and industry	117,671	22.78%	86,007	22.75%	60,646	19.95%	63,261	17.45%	64,014	13.99%
Lease financing	3,998	0.40%	4,654	0.35%	3,285	0.32%	3,195	0.27%	4,324	0.26%
Others	9,543	1.65%	8,203	1.56%	5,471	1.15%	2,749	1.02%	3,221	0.95%

Total foreign	134,664	29.62%	100,783	29.26%	73,030	25.81%	74,868	22.13%	87,344	18.10%

Total	¥722,717	100.00%	¥793,552	100.00%	¥950,665	100.00%	¥1,262,478	100.00%	¥1,381,164	100.00%

V.	Deposits

The following table shows the average amount of, and the average rate paid on, the following deposit categories for the fiscal years ended March 31, 2016, 2015 and 2014.

	For the fiscal year ended March 31,
	2016		2015		2014
	Average amount	Average rate	Average amount	Average rate	Average amount	Average rate
	(In millions, except percentages)
Domestic offices:
Non-interest-bearing demand deposits	¥13,840,697	—	¥12,747,566	—	¥12,258,970	—
Interest-bearing demand deposits	42,036,200	0.02%	38,953,418	0.02%	37,248,316	0.02%
Deposits at notice	779,789	0.02%	747,898	0.03%	809,233	0.03%
Time deposits	23,703,225	0.10%	24,202,595	0.10%	24,962,120	0.10%
Negotiable certificates of deposit	7,027,345	0.08%	5,969,374	0.09%	5,385,616	0.11%
Others	4,911,611	0.23%	4,524,551	0.24%	3,970,880	0.22%

Total domestic offices	92,298,867		87,145,402		84,635,135

Foreign offices:
Non-interest-bearing demand deposits	874,577	—	692,920	—	513,743	—
Interest-bearing demand deposits	1,859,753	0.33%	1,277,325	0.26%	1,062,723	0.16%
Deposits at notice	8,598,461	0.32%	7,285,133	0.29%	5,896,158	0.30%
Time deposits	5,277,263	1.40%	3,672,870	1.46%	2,730,564	1.42%
Negotiable certificates of deposit	6,973,391	0.66%	8,922,100	0.42%	7,210,274	0.45%
Others	129,662	0.83%	106,491	1.09%	114,868	1.04%

Total foreign offices	23,713,107		21,956,839		17,528,330

Total	¥116,011,974		¥109,102,241		¥102,163,465

Deposits at notice represent interest-bearing demand deposits which require the depositor to give two or more days notice in advance of withdrawal.

The total amount of deposits by foreign depositors included in domestic offices for the fiscal years ended March 31, 2016, 2015 and 2014 were ¥1,915,610 million, ¥1,748,689 million and ¥1,318,749 million, respectively.

At March 31, 2016, the balances and remaining maturities of time deposits and negotiable certificates of deposit issued by domestic offices in amounts of ¥10 million (approximately $88,794 at the median exchange rate for buying and selling spot dollars for yen by telegraphic transfer as determined by the Bank at the end of the current fiscal year) or more and total foreign deposits issued in amounts of $100,000 or more are shown in the following table.

	Time deposits	Negotiable certificates of deposit	Total
		(In millions)
Domestic offices:
Not later than three months	¥3,034,809	¥5,375,113	¥8,409,922
Later than three months and not later than six months	1,432,205	684,780	2,116,985
Later than six months and not later than one year	4,693,648	276,565	4,970,213
Later than one year	2,543,158	115,412	2,658,570

Total	¥11,703,820	¥6,451,870	¥18,155,690

Foreign offices	¥6,230,519	¥7,797,956	¥14,028,475

VI.	Return on Equity and Assets

The following table shows the ratio of return on equity and assets for the fiscal years ended March 31, 2016, 2015 and 2014.

	For the fiscal year ended March 31,
	2016	2015	2014
Return on average total assets	0.5%	0.4%	0.5%
Return on average shareholders’ equity	8.1%	7.3%	14.0%
Dividends payout ratio(1):
Basic	25.1%	27.8%	22.3%
Diluted	25.1%	27.8%	22.3%
Average shareholders’ equity to average total assets	5.8%	5.1%	3.8%

(1)	Dividends declared per common share as a percentage of net profit per share.

VII.	Short-Term Borrowings

The following table shows certain additional information with respect to our short-term borrowings for the fiscal years ended March 31, 2016, 2015 and 2014.

	For the fiscal year ended March 31,
	2016	2015	2014
	(In millions, except percentages)
Call money, and payables under repurchase agreements and securities lending transactions:
Average balance outstanding during the period	¥12,044,622	¥9,957,560	¥7,307,264
Maximum balance outstanding at any month-end during the period	16,507,993	14,693,207	11,153,504
Balance at end of period	8,059,930	14,693,207	11,153,504
Weighted average interest rate during the period	0.17%	0.14%	0.15%
Weighted average interest rate on balance at end of period	0.16%	0.11%	0.10%
Commercial paper:
Average balance outstanding during the period	4,555,927	4,223,418	3,659,627
Maximum balance outstanding at any month-end during the period	5,301,064	4,839,788	3,843,285
Balance at end of period	4,169,515	4,813,902	3,669,912
Weighted average interest rate during the period	0.28%	0.21%	0.21%
Weighted average interest rate on balance at end of period	0.38%	0.24%	0.22%
Short-term borrowings:
Average balance outstanding during the period	4,757,270	5,342,390	1,945,575
Maximum balance outstanding at any month-end during the period	5,501,614	6,802,740	3,092,892
Balance at end of period	3,073,509	6,746,249	3,092,892
Weighted average interest rate during the period	0.17%	0.18%	0.38%
Weighted average interest rate on balance at end of period	0.20%	0.14%	0.22%

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

The following consolidated financial statements and the reports thereon by its independent registered public accounting firm are filed as part of this annual report:

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Sumitomo Mitsui Financial Group, Inc.:

We have audited the accompanying consolidated statement of financial position of Sumitomo Mitsui Financial Group, Inc. and subsidiaries (the “SMFG Group”) as of March 31, 2016 and 2015, and the related consolidated income statement and consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2016. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the SMFG Group as of March 31, 2016 and 2015, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Sumitomo Mitsui Financial Group, Inc.’s internal control over financial reporting as of March 31, 2016, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 27, 2016 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG AZSA LLC

Tokyo, Japan

June 27, 2016

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Sumitomo Mitsui Financial Group, Inc.:

We have audited Sumitomo Mitsui Financial Group, Inc.’s internal control over financial reporting as of March 31, 2016, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Sumitomo Mitsui Financial Group, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, included in Item 15 “Controls and Procedures” of the accompanying Form 20-F. Our responsibility is to express an opinion on Sumitomo Mitsui Financial Group Inc.’s internal control over financial reporting based on our audit.

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

In our opinion, Sumitomo Mitsui Financial Group, Inc. maintained, in all material respects, effective internal control over financial reporting as of March 31, 2016, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of Sumitomo Mitsui Financial Group, Inc. and subsidiaries as of March 31, 2016 and 2015, and the related consolidated income statement and consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2016, and our report dated June 27, 2016 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG AZSA LLC

Tokyo, Japan

June 27, 2016

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Financial Position

		At March 31,
	Note	2016	2015
		(In millions)
Assets:
Cash and deposits with banks	5	¥43,144,654	¥40,112,783
Call loans and bills bought		1,291,366	1,326,965
Reverse repurchase agreements and cash collateral on securities borrowed		8,236,516	7,218,498
Trading assets	6	3,615,092	3,243,185
Derivative financial instruments	7	5,290,825	6,471,203
Financial assets at fair value through profit or loss	8	1,611,877	1,785,684
Investment securities	9	19,865,347	24,239,656
Loans and advances	10	88,862,371	86,971,716
Investments in associates and joint ventures	11	702,264	619,814
Property, plant and equipment	12	2,590,951	2,496,497
Intangible assets	14	1,048,093	975,995
Other assets	15	3,654,448	3,485,123
Current tax assets		143,534	116,847
Deferred tax assets	22	115,314	117,500

Total assets		¥180,172,652	¥179,181,466

Liabilities:
Deposits	16	¥125,940,797	¥115,833,980
Call money and bills sold		1,220,456	5,873,124
Repurchase agreements and cash collateral on securities lent		6,839,474	8,820,083
Trading liabilities	17	2,197,673	2,193,400
Derivative financial instruments	7	5,086,083	6,739,787
Borrowings	18	9,914,129	11,217,052
Debt securities in issue	19	10,829,612	11,051,431
Provisions	20	262,401	207,624
Other liabilities	21	6,410,733	5,548,965
Current tax liabilities		93,307	111,365
Deferred tax liabilities	22	335,888	563,805

Total liabilities		169,130,553	168,160,616

Equity:
Capital stock	24	2,337,896	2,337,896
Capital surplus	24	863,503	862,971
Retained earnings	24	4,186,683	3,554,688
Other reserves	24	1,991,955	2,759,084
Treasury stock	24	(175,381)	(175,261)

Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.		9,204,656	9,339,378
Non-controlling interests	25	1,537,548	1,681,472
Equity attributable to other equity instruments holders	25	299,895	—

Total equity		11,042,099	11,020,850

Total equity and liabilities		¥180,172,652	¥179,181,466

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Income Statement

		For the fiscal year ended March 31,
	Note	2016	2015	2014
		(In millions, except per share data)
Interest income		¥1,872,584	¥1,782,621	¥1,714,044
Interest expense		431,101	371,107	320,511

Net interest income	26	1,441,483	1,411,514	1,393,533

Fee and commission income		1,031,680	1,002,766	1,003,169
Fee and commission expense		131,381	129,253	127,959

Net fee and commission income	27	900,299	873,513	875,210

Net trading income	28	462,682	127,759	135,218
Net income from financial assets at fair value through profit or loss	29	12,260	22,678	58,586
Net investment income	30	375,229	371,064	332,265
Other income	31	496,273	525,905	429,541

Total operating income		3,688,226	3,332,433	3,224,353

Impairment charges (reversals) on financial assets	32	148,356	90,138	(14,275)

Net operating income		3,539,870	3,242,295	3,238,628

General and administrative expenses	33	1,706,263	1,621,897	1,522,990
Other expenses	34	538,963	505,614	428,780

Operating expenses		2,245,226	2,127,511	1,951,770

Share of post-tax profit of associates and joint ventures		31,056	18,124	19,454

Profit before tax		1,325,700	1,132,908	1,306,312

Income tax expense	35	372,878	409,947	414,076

Net profit		¥952,822	¥722,961	¥892,236

Profit attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.		¥843,920	¥614,070	¥766,388
Non-controlling interests		106,129	108,891	125,848
Other equity instruments holders		2,773	—	—
Earnings per share:
Basic	36	¥617.25	¥449.13	¥560.97
Diluted	36	616.83	448.86	560.68

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Comprehensive Income

	For the fiscal year ended March 31,
	2016	2015	2014
	(In millions)
Net profit	¥952,822	¥722,961	¥892,236

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans:
Gains (losses) arising during the period, before tax	(154,273)	181,638	214,242

Share of other comprehensive income (loss) of associates and joint ventures	558	192	(581)

Income tax relating to items that will not be reclassified	48,550	(58,081)	(76,596)

Total items that will not be reclassified to profit or loss, net of tax	(105,165)	123,749	137,065

Items that may be reclassified subsequently to profit or loss:
Available-for-sale financial assets:
Gains (losses) arising during the period, before tax	(551,572)	1,392,139	589,766
Reclassification adjustments for (gains) losses included in net profit, before tax	(217,529)	(232,281)	(212,001)

Exchange differences on translating foreign operations:
Gains (losses) arising during the period, before tax	(219,904)	301,796	271,619
Reclassification adjustments for (gains) losses included in net profit, before tax	8	(2,164)	(1,311)

Share of other comprehensive income (loss) of associates and joint ventures	(14,362)	5,562	(4,710)

Income tax relating to items that may be reclassified	308,623	(301,129)	(151,443)

Total items that may be reclassified subsequently to profit or loss, net of tax	(694,736)	1,163,923	491,920

Other comprehensive income (loss), net of tax	(799,901)	1,287,672	628,985

Total comprehensive income	¥152,921	¥2,010,633	¥1,521,221

Total comprehensive income attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥76,791	¥1,826,328	¥1,342,044
Non-controlling interests	73,357	184,305	179,177
Other equity instruments holders	2,773	—	—

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Changes in Equity

	Capital stock	Capital surplus	Retained earnings	Remeasure- ments of defined benefit plans	Available- for-sale financial assets	Exchange differences on translating foreign operations	Treasury stock	Equity attributable to SMFG’s shareholders	Non- controlling interests	Equity attributable to other equity instruments holders	Total equity
	(In millions)
Balance at April 1, 2013	¥2,337,896	¥862,305	¥2,515,956	¥(138,013)	¥1,159,215	¥(50,032)	¥(227,373)	¥6,459,954	¥2,099,735	¥—	¥8,559,689
Comprehensive income:
Net profit	—	—	766,388	—	—	—	—	766,388	125,848	—	892,236
Other comprehensive income	—	—	—	136,031	238,235	201,390	—	575,656	53,329	—	628,985

Total comprehensive income	—	—	766,388	136,031	238,235	201,390	—	1,342,044	179,177	—	1,521,221

Acquisition and disposal of subsidiaries and businesses-net	—	—	—	—	—	—	—	—	(2)	—	(2)
Transaction with non-controlling interest shareholders	—	—	200	—	—	—	—	200	(1,743)	—	(1,543)
Dividends to shareholders	—	—	(169,973)	—	—	—	—	(169,973)	(95,215)	—	(265,188)
Redemption of preferred securities	—	—	—	—	—	—	—	—	(451,458)	—	(451,458)
Purchase of treasury stock	—	—	—	—	—	—	(501)	(501)	—	—	(501)
Sale of treasury stock	—	—	—	—	—	—	52,759	52,759	—	—	52,759
Loss on sale of treasury stock	—	(281)	—	—	—	—	—	(281)	—	—	(281)
Others	—	494	—	—	—	—	—	494	—	—	494

Balance at March 31, 2014	2,337,896	862,518	3,112,571	(1,982)	1,397,450	151,358	(175,115)	7,684,696	1,730,494	—	9,415,190

Comprehensive income:
Net profit	—	—	614,070	—	—	—	—	614,070	108,891	—	722,961
Other comprehensive income	—	—	—	122,298	837,186	252,774	—	1,212,258	75,414	—	1,287,672

Total comprehensive income	—	—	614,070	122,298	837,186	252,774	—	1,826,328	184,305	—	2,010,633

Acquisition and disposal of subsidiaries and businesses-net	—	—	—	—	—	—	—	—	(31,678)	—	(31,678)
Transaction with non-controlling interest shareholders	—	—	(1,045)	—	—	—	—	(1,045)	948	—	(97)
Dividends to shareholders	—	—	(170,908)	—	—	—	—	(170,908)	(78,097)	—	(249,005)
Redemption of preferred securities	—	—	—	—	—	—	—	—	(124,500)	—	(124,500)
Purchase of treasury stock	—	—	—	—	—	—	(161)	(161)	—	—	(161)
Sale of treasury stock	—	—	—	—	—	—	15	15	—	—	15
Gains on sale of treasury stock	—	2	—	—	—	—	—	2	—	—	2
Others	—	451	—	—	—	—	—	451	—	—	451

Balance at March 31, 2015	2,337,896	862,971	3,554,688	120,316	2,234,636	404,132	(175,261)	9,339,378	1,681,472	—	11,020,850

Comprehensive income:
Net profit	—	—	843,920	—	—	—	—	843,920	106,129	2,773	952,822
Other comprehensive income	—	—	—	(101,331)	(478,002)	(187,796)	—	(767,129)	(32,772)	—	(799,901)

Total comprehensive income	—	—	843,920	(101,331)	(478,002)	(187,796)	—	76,791	73,357	2,773	152,921

Issuance of other equity instruments	—	—	—	—	—	—	—	—	—	299,895	299,895
Acquisition and disposal of subsidiaries and businesses-net	—	—	—	—	—	—	—	—	1,371	—	1,371
Transaction with non-controlling interest shareholders	—	—	(3)	—	—	—	—	(3)	58	—	55
Dividends to shareholders	—	—	(211,922)	—	—	—	—	(211,922)	(76,710)	—	(288,632)
Coupons on other equity instruments	—	—	—	—	—	—	—	—	—	(2,773)	(2,773)
Redemption of preferred securities	—	—	—	—	—	—	—	—	(142,000)	—	(142,000)
Purchase of treasury stock	—	—	—	—	—	—	(192)	(192)	—	—	(192)
Sale of treasury stock	—	—	—	—	—	—	72	72	—	—	72
Loss on sale of treasury stock	—	(18)	—	—	—	—	—	(18)	—	—	(18)
Others	—	550	—	—	—	—	—	550	—	—	550

Balance at March 31, 2016	¥2,337,896	¥863,503	¥4,186,683	¥18,985	¥1,756,634	¥216,336	¥(175,381)	¥9,204,656	¥1,537,548	¥299,895	¥11,042,099

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Cash Flows

	For the fiscal year ended March 31,
	2016	2015	2014
	(In millions)
Operating Activities:
Profit before tax	¥1,325,700	¥1,132,908	¥1,306,312
Adjustments for:
Gains on financial assets at fair value through profit or loss and investment securities	(235,415)	(247,825)	(270,587)
Foreign exchange (gains) losses	556,073	(726,632)	(761,173)
Provision (credit) for loan losses	118,750	79,552	(25,806)
Depreciation and amortization	255,971	240,760	219,090
Share of post-tax profit of associates and joint ventures	(31,056)	(18,124)	(19,454)
Net changes in assets and liabilities:
Net (increase) decrease of term deposits with original maturities over three months	(11,071)	6,550	112,857
Net (increase) decrease of call loans and bills bought	(18,233)	41,149	227,311
Net increase of reverse repurchase agreements and cash collateral on securities borrowed	(1,040,858)	(2,817,147)	(361,364)
Net increase of loans and advances	(2,258,824)	(5,340,732)	(4,769,916)
Net change of trading assets and liabilities and derivative financial instruments	(837,291)	744,344	(110,124)
Net increase of deposits	8,230,157	7,334,698	6,867,342
Net increase (decrease) of call money and bills sold	(4,615,144)	1,657,077	1,084,038
Net increase (decrease) of repurchase agreements and cash collateral on securities lent	(1,974,347)	1,704,138	516,851
Net increase (decrease) of other unsubordinated borrowings and debt securities in issue	(1,499,201)	4,757,098	2,927,607
Income taxes paid—net	(297,767)	(363,548)	(398,612)
Other operating activities—net	420,231	(382,082)	439,940

Net cash and cash equivalents provided by (used in) operating activities	(1,912,325)	7,802,184	6,984,312

Investing Activities:
Purchases of financial assets at fair value through profit or loss and available-for-sale financial assets	(25,968,442)	(34,878,497)	(18,538,588)
Proceeds from sale of financial assets at fair value through profit or loss and available-for sale financial assets	22,597,455	27,710,948	26,780,780
Proceeds from maturities of financial assets at fair value through profit or loss and available-for-sale financial assets	6,072,497	5,429,814	5,870,597
Purchases of held-to-maturity investments	(266,243)	—	(8,185)
Proceeds from maturities of held-to-maturity investments	1,394,921	1,102,109	1,314,846
Acquisitions of subsidiaries and businesses, net of cash and cash equivalents acquired	2,249,594	(58)	37,600
Investments in associates and joint ventures	(62,334)	(101,181)	(149,182)
Proceeds from sale of investments in associates and joint ventures	762	5,470	—
Purchases of property, plant and equipment, and investment properties	(529,151)	(572,984)	(462,966)
Purchases of intangible assets	(158,888)	(144,404)	(127,567)
Proceeds from sale of property, plant and equipment, investment properties and intangible assets	148,650	187,463	158,069
Other investing activities—net	6,697	(66,438)	674

Net cash and cash equivalents provided by (used in) investing activities	5,485,518	(1,327,758)	14,876,078

Financing Activities:
Proceeds from issuance of subordinated borrowings	18,000	40,011	—
Redemption of subordinated borrowings	(40,262)	(5,000)	(32,000)
Proceeds from issuance of subordinated bonds	276,949	314,927	2,111
Redemption of subordinated bonds	(186,785)	(288,274)	(349,884)
Redemption of preferred securities	(142,000)	(124,500)	(451,458)
Proceeds from issuance of other equity instruments	299,895	—	—
Dividends paid to shareholders of Sumitomo Mitsui Financial Group, Inc.	(211,952)	(170,918)	(169,984)
Dividends paid to non-controlling interest shareholders	(76,744)	(77,970)	(95,462)
Coupons paid to other equity instruments holders	(2,773)	—	—
Purchase of treasury stock and proceeds from sale of treasury stock—net	(137)	(143)	60,166
Transactions with non-controlling interest shareholders—net	156	(479)	(1,566)

Net cash and cash equivalents used in financing activities	(65,653)	(312,346)	(1,038,077)

Effect of exchange rate changes on cash and cash equivalents	(489,331)	748,432	654,346

Net increase of cash and cash equivalents	3,018,209	6,910,512	21,476,659
Cash and cash equivalents at beginning of period	39,108,757	32,198,245	10,721,586

Cash and cash equivalents at end of period	¥42,126,966	¥39,108,757	¥32,198,245

Net cash and cash equivalents provided by (used in) operating activities includes:
Interest and dividends received	¥1,996,686	¥1,913,148	¥1,854,970
Interest paid	421,765	355,253	319,504

The accompanying notes are an integral part of the Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1	GENERAL INFORMATION

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

The accompanying consolidated financial statements have been authorized for issue by the Management Committee on June 27, 2016.

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

Refer to Note 3 “Critical Accounting Estimates and Judgments” for further information.

New and Amended Accounting Standards Adopted by the SMFG Group

During the fiscal year ended March 31, 2016, a number of amendments to standards have become effective; however, they have not resulted in any material changes to the SMFG Group’s accounting policies.

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

Recognition of Deferred Day One Profit and Loss

The best evidence of the fair value of a financial instrument at initial recognition is normally the transaction price (i.e., the fair value of the consideration given or received). However, if the fair value at initial recognition is not evidenced by a quoted price in an active market for an identical asset or liability nor based on a valuation technique that uses only data from observable markets, the difference between the fair value at initial recognition and the transaction price, commonly referred to as “day one profit and loss,” is not recognized as a gain or loss but adjusted to be deferred. The SMFG Group did not have any significant deferred day one profit and loss for the fiscal years ended March 31, 2016 and 2015.

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

For the fiscal years ended March 31, 2016 and 2015, there were no transactions pursuant to repurchase agreements, securities lending transactions or other transactions involving the transfer of financial assets with an obligation to repurchase such transferred assets that were treated as sales and hence derecognized for accounting purposes.

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

Available-for-sale financial assets

At the end of each reporting period, the SMFG Group assesses whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity instruments classified as available-for-sale, a significant or prolonged decline in the fair value of the instruments below cost is also considered in determining whether the assets are impaired. In the case of debt instruments classified as available-for-sale, impairment is assessed based on the same criteria as for loans and advances and held-to-maturity investments. If any objective evidence of impairment exists for available-for-sale financial assets, the cumulative loss— measured as the difference between the cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss—is removed from equity and recognized in the consolidated income statement.

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

Deferred taxes are recognized, using the balance sheet liability method, for temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred taxes are determined using tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred tax assets are realized or the deferred tax liabilities are settled.

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

Debt and equity securities in issue

On initial recognition, financial instruments issued by the SMFG Group are classified in accordance with the substance of the contractual agreement as financial liabilities where the contractual arrangement results in the SMFG Group having an obligation to either deliver cash or another financial asset to the holder, or to satisfy the obligation other than by delivering a fixed number of equity shares in exchange for a fixed amount of cash or another financial asset. The instruments or their components are classified as equity where they do not meet the definition of a liability and show evidence of a residual interest in the entity’s assets after deducting all of its liabilities. Compound financial instruments that contain both liability and equity elements are accounted for separately with the equity component being assigned the residual amount after deducting from the entire value of the compound financial instrument the fair value of the liability component which has been determined separately.

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

Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28)

In September 2014, the IASB issued the narrow-scope amendments to IFRS 10 and IAS 28 “Investments in Associates and Joint Ventures” to address an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28, in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The effective date of applying the amendments was January 1, 2016 when they were originally issued, however, in December 2015, the IASB issued Effective Date of Amendments to IFRS 10 and IAS 28 to remove the effective date and indicated that a new effective date will be determined at a future date when it has finalized revisions, if any, that result from its research project on the equity accounting. The SMFG Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.

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

Recognition of Deferred Tax Assets for Unrealized Losses (Amendments to IAS 12)

In January 2016, the IASB issued narrow-scope amendments to IAS 12 “Income Taxes” to clarify the requirements on recognition of deferred tax assets for unrealized losses related to debt instruments measured at fair value. The amendments are effective for annual periods beginning on or after January 1, 2017. The SMFG Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.

Disclosure Initiative (Amendments to IAS 7)

In January 2016, the IASB issued amendments to IAS 7 “Statement of Cash Flows,” which require an entity to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including changes from cash flows and non-cash changes. The amendments are effective for annual periods beginning on or after January 1, 2017.

IFRS 15 “Revenue from Contracts with Customers”

In May 2014, the IASB published IFRS 15 “Revenue from Contracts with Customers” to establish principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contract with customers. The core principle of IFRS 15 is to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration (that is, payment) to which the entity expects to be entitled in exchange for those goods or services. IFRS 15 also requires enhanced disclosures about revenue, provides guidance for transactions that were not previously addressed comprehensively and improves guidance for multiple-element arrangements. In April 2016, the IASB issued Clarifications to IFRS 15 Revenue from Contracts with Customers, which clarifies some requirements and provides additional transitional relief for entities that are implementing the standard. The effective date of applying IFRS 15 was January 1, 2017 when it was originally issued, however, in September 2015, the IASB issued Effective Date of IFRS 15 (Amendments to IFRS 15), which defers the effective date to annual periods beginning on or after January 1, 2018. The SMFG Group is currently evaluating the potential impact that the adoption of the standard will have on its consolidated financial statements.

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

Impairment. The standard introduces the expected credit loss model, which is a new model for the recognition of impairment losses, to replace the incurred credit loss model in IAS 39. Under the expected credit loss model, an entity is required to account for expected credit losses from when financial instruments are first recognized and to recognize full lifetime expected losses on a more timely basis. An expected credit loss model will result in the recognition of impairment losses earlier than an incurred loss model.

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

Classification and Measurement of Share-based Payment Transactions (Amendments to IFRS 2)

In June 2016, the IASB issued narrow-scope amendments to IFRS 2 “Share-based Payment” to clarify how to account for certain types of share-based payment transactions. The amendments are effective for annual periods beginning on or after January 1, 2018. The SMFG Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.

IFRS 16 “Leases”

In January 2016, the IASB published IFRS 16 “Leases,” which sets out the principles for the recognition, measurement, presentation and disclosure of leases, replacing IAS 17 “Leases.” The standard introduces a single lessee accounting model and eliminates the classification of leases as either operating leases or finance leases, requiring a lessee to recognize assets and liabilities. A lessor continues to classify its leases as operating leases or finance leases, and to account for them differently. The standard is effective for annual periods beginning on or after January 1, 2019. The SMFG Group is currently evaluating the potential impact that the adoption of the standard will have on its consolidated financial statements.

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

Management estimates and judgments may change from time to time as the economic environment changes or new information becomes available. Changes in these estimates and judgments will result in a different allowance for loan losses and may have a direct impact on impairment charges. Impairment charges on loans and advances amounting to ¥118,750 million and ¥79,552 million were recognized for the fiscal years ended March 31, 2016 and 2015, respectively, whereas previously recognized impairment charges on loans and advances amounting to ¥25,806 million were reversed for the fiscal year ended March 31, 2014. For additional information, refer to Note 10 “Loans and Advances” and Note 32 “Impairment Charges on Financial Assets.”

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

Management estimates and judgments may change from time to time based upon future events that may or may not occur and changes in these estimates and judgments could adversely affect the carrying amounts of available-for-sale financial assets. Impairment charges on available-for-sale financial assets totaled ¥29,606 million, ¥10,586 million and ¥11,531 million for the fiscal years ended March 31, 2016, 2015 and 2014, respectively. For additional information, refer to Note 9 “Investment Securities” and Note 32 “Impairment Charges on Financial Assets.”

Impairment of Goodwill

Goodwill is tested for impairment on an annual basis or more frequently if events or changes in circumstances indicate that it may not be recoverable. If any such indication exists, then its recoverable amount is estimated. The process to determine the recoverable amount is inherently uncertain because such recoverable amount is determined based on a number of management estimates and judgments. The SMFG Group determines the recoverable amount using the estimated future cash flows, pre-tax discount rates, growth rates, and other factors. The estimation of future cash flows inherently reflects management judgments, even though such forecasts are prepared taking into account actual performance and external economic data. The pre-tax discount rates and growth rates may be significantly affected by market interest rates or other market conditions, which are beyond management’s control, and therefore significant management judgments are made to determine these assumptions. These management judgments are made based on the facts and circumstances at the time of the impairment test, and may vary depending on the situation and the time. Changes in management judgments may result in different impairment test results and different impairment amounts recognized. For the fiscal years ended March 31, 2016, 2015 and 2014, impairment losses on goodwill were ¥1,124 million, nil and nil, respectively. For additional information, refer to Note 14 “Intangible Assets.”

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

Management estimates and judgments may change from time to time as the legal environment and market conditions change or new information becomes available. Changes in these estimates and judgments could affect the balance of provision for interest repayment. Provision for interest repayment is recorded in provisions as a liability, and it totaled ¥229,422 million and ¥166,715 million at March 31, 2016 and 2015, respectively. For additional information, refer to Note 20 “Provisions.”

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

The difference between the fair value of the plan assets and the present value of the defined benefit obligation at the end of the reporting period is recognized as assets and liabilities in the consolidated statement of financial position. When this calculation for each plan results in a benefit to the SMFG Group, the recognized asset is limited to the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan. An economic benefit is available to the SMFG Group, if it is realizable during the life of the plan or on settlement of the plan obligation. The net total of assets and liabilities in the consolidated statement of financial position amounted to net assets of ¥177,112 million and ¥332,674 million at March 31, 2016 and 2015, respectively. For additional information, refer to Note 23 “Retirement Benefits.”

Deferred Tax Assets

Deferred tax assets relating to tax losses carried forward and deductible temporary differences are recognized, only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the deductible temporary differences can be utilized. This assessment requires significant management estimates and judgments. Future taxable profit is estimated based on, among other relevant factors, forecasted results of operations, which are based on historical financial performance and the business plans that management believes to be prudent and feasible. While the SMFG Group carefully assesses the realization of tax losses carried forward and deductible temporary differences, the actual taxable profit in the future may be less than the forecast. The deferred tax assets amounted to ¥115,314 million and ¥117,500 million in the consolidated statement of financial position at March 31, 2016 and 2015, respectively, while the net total of deferred tax assets and liabilities amounted to net liabilities of ¥220,574 million and ¥446,305 million at March 31, 2016 and 2015, respectively. For additional information, refer to Note 22 “Deferred Income Tax.”

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

Commercial Banking

SMBC represents the majority of the Commercial Banking segment, and the remainder includes domestic banking subsidiaries, such as SMBC Trust Bank Ltd. (“SMBC Trust Bank”), Kansai Urban Banking Corporation (“KUBC”) and THE MINATO BANK, LTD. (“The Minato Bank”), as well as foreign subsidiaries, such as Sumitomo Mitsui Banking Corporation Europe Limited (“SMBC Europe”), Sumitomo Mitsui Banking Corporation (China) Limited (“SMBC (China)”) and Manufacturers Bank. Since SMBC has a significant impact on the overall performance of the SMFG Group, its performance is reported to management in more detail by dividing it into four business units by customer market: the Wholesale Banking Unit, the Retail Banking Unit, the International Banking Unit and the Treasury Unit. In addition to the four business units, the Investment Banking Unit, the Corporate Advisory Division, the Private Advisory Division and the Transaction Business Division of SMBC provide a broad range of financial products, services and solutions to address sophisticated and diverse issues and needs of SMBC’s customers. The Corporate Advisory Division operates within the Wholesale Banking Unit, and the Private Advisory Division operates within the Wholesale Banking Unit and the Retail Banking Unit, while the Transaction Business Division operates within the Wholesale Banking Unit, the Retail Banking Unit and the International Banking Unit. The revenues and expenses of these units and divisions are generally allocated to each business unit.

SMBC’s Wholesale Banking Unit

SMBC’s Wholesale Banking Unit aims to offer business solutions for the increasingly complex and diverse management issues that are faced by large Japanese corporations, including listed companies and mid-sized companies, and, together with certain of the SMFG Group companies, provides a wide range of financial products and services targeting those corporations and companies, through its sales channels. The financial products and services that this business unit provides include deposits, loans including syndicated loans, commitment lines, structured finance and nonrecourse loans, settlement services, cash management, leasing, factoring, management information systems consulting, collection and investment banking services.

SMBC’s Retail Banking Unit

SMBC’s Retail Banking Unit provides financial services to both consumers residing in Japan and domestic small-sized companies. For consumers, this business unit offers a wide range of financial services including personal bank accounts, housing loans and investment trusts, and provides pension-type insurance products and life insurance products as an agent. For small-sized companies, this business unit provides a wide array of financial products and services to comprehensively address in the same place business owners’ needs as both corporate managers and individuals such as business and asset succession.

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

Leasing

Leasing mainly consists of SMFL, SMBC Leasing and Finance, Inc., a U.S. subsidiary, and Sumitomo Mitsui Auto Service Company Limited, an associate of the SMFG Group. SMFL is one of the major leasing companies in Japan and provides a variety of leasing services including equipment, operating, leveraged and aircraft leasing.

Securities

Securities mainly consists of SMBC Nikko Securities and SMBC Friend Securities. SMBC Nikko Securities is one of the major Japanese securities brokers and offers a wide range of financial products, investment consultation and administration services to its individual and corporate customers in Japan. For individual customers, SMBC Nikko Securities provides consulting services to meet diversified asset management needs and an online trading tool. For corporate customers, it offers trading capabilities and financial products, debt and equity underwriting, and M&A advisory services, mainly in Japan. SMBC Friend Securities is a full-line securities company focusing on retail business in Japan.

Consumer Finance

Consumer Finance mainly consists of Sumitomo Mitsui Card, Cedyna and SMBC Consumer Finance. Sumitomo Mitsui Card is a leading company in the domestic credit card industry, having introduced the Visa brand into the Japanese market. Sumitomo Mitsui Card conducts a comprehensive credit card business and offers a variety of settlement and financing services. Cedyna conducts credit card, installment (such as shopping credit and automobile loan) and solution (such as collection and factoring) businesses. SMBC Consumer Finance provides consumer loans that consist mainly of unsecured loans to individuals, and engages in other business including a loan guarantee business.

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

Measurement of Segment Profit or Loss

The business segment information is prepared under the management approach. Consolidated net business profit is used as a profit indicator of banks in Japan. Consolidated net business profit is calculated by deducting general and administrative expenses (i.e., the total of personnel expense, non-personnel expense and tax, excluding nonrecurring factors) from gross profits (i.e., the total of net interest income, trust fees, net fee and commission income, net trading income and net other operating income). While the SMFG Group’s disclosure complies with the requirements on segment information in accordance with IFRS, the figures reported to management and disclosed herein are prepared under accounting principles generally accepted in Japan (“Japanese GAAP”). Consequently, the business segment information does not agree with the figures in the consolidated financial statements under IFRS. These differences are addressed in the “Reconciliation of Segmental Results of Operations to Consolidated Income Statement.”

Information regarding the total assets of each segment is not used by management in deciding how to allocate resources and assess performance. Accordingly, total assets are not included in the business segment information.

Segmental Results of Operation

For the fiscal year ended March 31, 2016:

	Commercial Banking
	SMBC						Others(2)	Total
	Wholesale Banking Unit	Retail Banking Unit	International Banking Unit	Treasury Unit	Others	SMBC Total
	(In billions)
Gross profit	¥545.3	¥372.8	¥356.0	¥293.6	¥(33.4)	¥1,534.3	¥303.0	¥1,837.3
Net interest income	300.1	302.0	225.4	168.2	27.9	1,023.6	174.4	1,198.0
Net non-interest income	245.2	70.8	130.6	125.4	(61.3)	510.7	128.6	639.3
General and administrative expenses and others	(205.1)	(354.1)	(116.5)	(29.1)	(100.7)	(805.5)	(218.9)	(1,024.4)

Consolidated net business profit(1)(7)	¥340.2	¥18.7	¥239.5	¥264.5	¥(134.1)	¥728.8	¥84.1	¥812.9

	Leasing		Securities			Consumer Finance				Others	Total
	SMFL(3)	Total(4)	SMBC Nikko Securities(5)	SMBC Friend Securities	Total(4)	Sumitomo Mitsui Card	Cedyna(6)	SMBC Consumer Finance(3)	Total(4)
	(In billions)
Gross profit	¥142.8	¥162.6	¥316.3	¥43.8	¥357.1	¥208.5	¥165.2	¥233.4	¥611.5	¥(64.5)	¥2,904.0
Net interest income	17.9	22.9	1.6	1.5	4.6	13.6	23.7	157.0	188.9	8.6	1,423.0
Net non-interest income	124.9	139.7	314.7	42.3	352.5	194.9	141.5	76.4	422.6	(73.1)	1,481.0
General and administrative expenses and others	(62.1)	(67.1)	(255.8)	(38.8)	(307.2)	(157.1)	(124.2)	(104.8)	(397.2)	34.8	(1,761.1)

Consolidated net business profit(1)(7)	¥80.7	¥95.5	¥60.5	¥5.0	¥49.9	¥51.4	¥41.0	¥128.6	¥214.3	¥(29.7)	¥1,142.9

For the fiscal year ended March 31, 2015:

	Commercial Banking
	SMBC						Others(2)	Total
	Wholesale Banking Unit	Retail Banking Unit	International Banking Unit	Treasury Unit	Others	SMBC Total
	(In billions)
Gross profit	¥555.4	¥386.8	¥345.3	¥354.0	¥(7.2)	¥1,634.3	¥289.4	¥1,923.7
Net interest income	315.8	313.2	227.8	212.4	52.2	1,121.4	171.3	1,292.7
Net non-interest income	239.6	73.6	117.5	141.6	(59.4)	512.9	118.1	631.0
General and administrative expenses and others	(206.8)	(350.1)	(106.6)	(25.9)	(101.8)	(791.2)	(203.0)	(994.2)

Consolidated net business profit(1)(7)	¥348.6	¥36.7	¥238.7	¥328.1	¥(109.0)	¥843.1	¥86.4	¥929.5

	Leasing		Securities			Consumer Finance				Others	Total
	SMFL(3)	Total(4)	SMBC Nikko Securities(5)	SMBC Friend Securities	Total(4)	Sumitomo Mitsui Card	Cedyna(6)	SMBC Consumer Finance(3)	Total(4)
	(In billions)
Gross profit	¥137.0	¥149.3	¥346.3	¥50.4	¥393.9	¥196.4	¥164.2	¥215.5	¥576.9	¥(63.4)	¥2,980.4
Net interest income	19.3	24.4	1.5	1.2	3.8	13.6	25.9	149.0	178.7	5.6	1,505.2
Net non-interest income	117.7	124.9	344.8	49.2	390.1	182.8	138.3	66.5	398.2	(69.0)	1,475.2
General and administrative expenses and others	(56.5)	(60.8)	(248.7)	(40.0)	(301.9)	(146.0)	(121.7)	(96.1)	(381.9)	68.9	(1,669.9)

Consolidated net business profit(1)(7)	¥80.5	¥88.5	¥97.6	¥10.4	¥92.0	¥50.4	¥42.5	¥119.4	¥195.0	¥5.5	¥1,310.5

For the fiscal year ended March 31, 2014:

	Commercial Banking
	SMBC						Others(2)	Total
	Wholesale Banking Unit	Retail Banking Unit	International Banking Unit	Treasury Unit	Others	SMBC Total
	(In billions)
Gross profit	¥558.5	¥405.4	¥296.0	¥325.5	¥(27.3)	¥1,558.1	¥249.1	¥1,807.2
Net interest income	323.4	321.3	174.6	225.2	20.4	1,064.9	171.1	1,236.0
Net non-interest income	235.1	84.1	121.4	100.3	(47.7)	493.2	78.0	571.2
General and administrative expenses and others	(200.7)	(336.4)	(89.1)	(22.9)	(96.6)	(745.7)	(195.6)	(941.3)

Consolidated net business profit(1)(7)	¥357.8	¥69.0	¥206.9	¥302.6	¥(123.9)	¥812.4	¥53.5	¥865.9

	Leasing		Securities			Consumer Finance				Others	Total
	SMFL(3)	Total(4)	SMBC Nikko Securities(5)	SMBC Friend Securities	Total(4)	Sumitomo Mitsui Card	Cedyna(6)	SMBC Consumer Finance(3)	Total(4)
	(In billions)
Gross profit	¥127.9	¥138.4	¥339.3	¥58.2	¥397.8	¥189.9	¥167.6	¥181.8	¥540.1	¥14.7	¥2,898.2
Net interest income	29.1	35.2	0.2	1.4	2.7	13.9	28.3	124.4	156.6	53.7	1,484.2
Net non-interest income	98.8	103.2	339.1	56.8	395.1	176.0	139.3	57.4	383.5	(39.0)	1,414.0
General and administrative expenses and others	(52.9)	(54.4)	(235.3)	(42.5)	(292.0)	(139.6)	(123.6)	(73.0)	(352.8)	80.8	(1,559.7)

Consolidated net business profit(1)(7)	¥75.0	¥84.0	¥104.0	¥15.7	¥105.8	¥50.3	¥44.0	¥108.8	¥187.3	¥95.5	¥1,338.5

(1)	Consolidated net business profit = Gross profit (*) - General and administrative expenses + share of profit or loss of equity-method associates.

(*)Gross profit = (Interest income - Interest expenses) + Trust fees + (Fee and commission income - Fee and commission expenses) + (Trading income - Trading losses) + (Other operating income - Other operating expenses).

(2)	Others in Commercial Banking consist of SMFG’s banking subsidiaries except SMBC, such as SMBC Trust Bank, KUBC, The Minato Bank, SMBC Europe and SMBC (China).
(3)	The figures represent consolidated figures of respective companies.
(4)	Total under each business segment, except Commercial Banking, includes the aggregation of the results from the operating units that were not separately identified.
(5)	The figures are the sum of SMBC Nikko Securities (nonconsolidated basis) and its overseas securities subsidiaries.
(6)	The figures represent Cedyna’s consolidated figures excluding insignificant subsidiaries.
(7)	The SMFG Group’s total credit cost (reversal) for the fiscal years ended March 31, 2016, 2015 and 2014 were ¥102.8 billion, ¥7.8 billion and ¥(49.1) billion, respectively, of which ¥10.3 billion, ¥(68.3) billion and ¥(116.5) billion were for Commercial Banking, ¥(1.5) billion, ¥(6.1) billion and ¥(0.9) billion were for Leasing, ¥(0.2) billion, ¥(0.2) billion and nil were for Securities and ¥91.4 billion, ¥78.8 billion and ¥66.8 billion were for Consumer Finance. Total credit costs include gains on recoveries of written-off claims. The SMFG Group’s total credit costs (reversal) are not included in the consolidated net business profit.

Reconciliation of Segmental Results of Operations to Consolidated Income Statement

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

	For the fiscal year ended March 31,
	2016	2015	2014
	(In billions)
Consolidated net business profit	¥1,142.9	¥1,310.5	¥1,338.5
Differences between management reporting and Japanese GAAP:
Total credit costs(1)	(102.8)	(7.8)	49.1
Gains on equity instruments	69.0	66.7	89.2
Others	(128.9)	(60.0)	(54.1)

Profit before tax under Japanese GAAP	980.2	1,309.4	1,422.7

Differences between IFRS and Japanese GAAP:
Scope of consolidation	(3.1)	(3.9)	(10.8)
Derivative financial instruments	173.1	(84.5)	(70.8)
Investment securities	56.6	10.2	6.2
Loans and advances	(35.2)	(116.3)	(36.7)
Investments in associates and joint ventures	53.4	23.6	4.9
Property, plant and equipment	1.3	(1.0)	3.1
Lease accounting	(1.5)	(2.0)	(3.1)
Defined benefit plans	6.6	3.1	19.8
Foreign currency translation	61.7	(23.1)	(45.9)
Classification of equity and liability	5.4	—	—
Others	27.2	17.4	16.9

Profit before tax under IFRS	¥1,325.7	¥1,132.9	¥1,306.3

(1)	A positive figure indicates net reversal of credit costs.

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

	For the fiscal year ended March 31,
	2016	2015	2014
	(In millions)
Domestic(1)
Japan	¥2,840,058	¥2,536,539	¥2,525,836

Total domestic	2,840,058	2,536,539	2,525,836

Foreign(1)(2) :
Americas	196,399	172,050	187,435
Europe and Middle East	352,232	350,105	280,187
Asia and Oceania	299,537	273,739	230,895

Total foreign	848,168	795,894	698,517

Total operating income(3)	¥3,688,226	¥3,332,433	¥3,224,353

(1)	The geographical segmentation is determined based on the degrees of the following factors: geographic proximity, similarity of economic activities and relationship of business activities among regions.
(2)	Americas includes the United States, Brazil, Canada and others; Europe and Middle East include the United Kingdom, Germany, France and others; Asia and Oceania include China, Singapore, Australia and others except Japan.
(3)	Total operating income comprises net interest income, net fee and commission income, net trading income, net income from financial assets at fair value through profit or loss, net investment income and other income.

5	CASH AND DEPOSITS WITH BANKS

Cash and deposits with banks at March 31, 2016 and 2015 consisted of the following:

	At March 31,
	2016	2015
	(In millions)
Cash	¥965,189	¥1,173,880
Deposits with banks	42,179,465	38,938,903

Total cash and deposits with banks	¥43,144,654	¥40,112,783

The reconciliation of cash and cash equivalents used for the purposes of the consolidated statement of cash flows at March 31, 2016, 2015 and 2014 is shown as follows:

	At March 31,
	2016	2015	2014
	(In millions)
Cash and deposits with banks	¥43,144,654	¥40,112,783	¥33,208,724
Less: term deposits with original maturities over three months	(597,960)	(581,743)	(609,503)
Less: cash segregated as deposits and others	(419,728)	(422,283)	(400,976)

Cash and cash equivalents	¥42,126,966	¥39,108,757	¥32,198,245

Private depository institutions in Japan are required to maintain certain minimum reserve funds with the Bank of Japan, based on average deposit balances and certain other factors. There are similar reserve deposit requirements for the SMFG Group’s foreign offices engaged in banking businesses in foreign countries. At March 31, 2016, 2015 and 2014, the reserves at the central banks, including those minimum reserve funds, which were included in cash and cash equivalents, amounted to ¥36,020,569 million, ¥31,593,178 million and ¥25,737,152 million, respectively.

6	TRADING ASSETS

Trading assets at March 31, 2016 and 2015 consisted of the following:

	At March 31,
	2016	2015
	(In millions)
Debt instruments	¥3,174,309	¥2,618,593
Equity instruments	440,783	624,592

Total trading assets	¥3,615,092	¥3,243,185

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

The tables below represent the derivative financial instruments by type and purpose of derivatives at March 31, 2016 and 2015.

	At March 31, 2016
	Trading			Risk Management(1)
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities
	(In millions)
Interest rate derivatives	¥624,009,304	¥2,507,089	¥2,516,295	¥49,612,909	¥820,725	¥760,503
Futures	126,458,648	92,629	97,929	935,860	176	854
Listed Options	34,227,948	6,632	380	—	—	—
Forwards	15,838,272	164	375	—	—	—
Swaps	396,311,398	2,294,931	2,255,616	48,478,874	816,199	759,635
OTC Options	51,173,038	112,733	161,995	198,175	4,350	14
Currency derivatives	97,093,252	1,615,618	1,379,134	10,203,718	283,651	335,457
Futures	691	17	—	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	56,831,767	932,937	926,924	502,194	12,007	2,910
Swaps	33,597,294	553,104	297,358	9,701,524	271,644	332,547
OTC Options	6,663,500	129,560	154,852	—	—	—
Equity derivatives	1,971,463	32,536	60,122	9,929	352	40
Futures	1,089,827	3,469	7,036	—	—	—
Listed Options	357,609	8,523	19,476	—	—	—
Forwards	11,960	502	17	—	—	—
Swaps	66,213	78	12,696	9,929	352	40
OTC Options	445,854	19,964	20,897	—	—	—
Commodity derivatives	215,945	24,515	23,758	—	—	—
Futures	15,300	678	891	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	—	—	—	—	—	—
Swaps	166,312	23,136	21,227	—	—	—
OTC Options	34,333	701	1,640	—	—	—
Credit derivatives	1,447,243	6,339	10,774	—	—	—

Total derivative financial instruments	¥724,737,207	¥4,186,097	¥3,990,083	¥59,826,556	¥1,104,728	¥1,096,000

	At March 31, 2015
	Trading			Risk Management(1)
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities
	(In millions)
Interest rate derivatives	¥687,138,214	¥3,619,256	¥3,692,925	¥58,945,067	¥758,978	¥722,234
Futures	149,155,836	79,448	91,667	10,731,918	—	5,071
Listed Options	36,729,312	7,097	151	—	—	—
Forwards	13,617,468	3	139	—	—	—
Swaps	448,821,964	3,446,290	3,490,754	48,070,491	758,745	717,017
OTC Options	38,813,634	86,418	110,214	142,658	233	146
Currency derivatives	95,450,773	1,840,958	1,739,303	7,661,419	173,920	491,857
Futures	81,429	181	—	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	62,599,181	1,266,650	1,399,095	822,103	12,714	8,327
Swaps	26,890,783	444,330	150,459	6,839,316	161,206	483,530
OTC Options	5,879,380	129,797	189,749	—	—	—
Equity derivatives	2,139,981	44,862	53,864	184,354	1,687	15,010
Futures	1,274,309	7,649	12,272	118,376	1,687	—
Listed Options	323,588	11,546	16,412	—	—	—
Forwards	50,198	908	281	—	—	—
Swaps	32,130	67	1,341	65,978	—	15,010
OTC Options	459,756	24,692	23,558	—	—	—
Commodity derivatives	247,769	19,580	19,465	—	—	—
Futures	29,706	1,829	2,466	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	—	—	—	—	—	—
Swaps	193,438	17,481	16,128	—	—	—
OTC Options	24,625	270	871	—	—	—
Credit derivatives	1,271,457	11,962	5,129	—	—	—

Total derivative financial instruments	¥786,248,194	¥5,536,618	¥5,510,686	¥66,790,840	¥934,585	¥1,229,101

(1)	Derivative financial instruments categorized as “Risk Management” are used for economic hedging, such as managing the exposure to changes in fair value of the loan portfolio, and are identified as hedges under Japanese GAAP, but the SMFG Group does not apply hedge accounting under IFRS.

Credit derivatives

The SMFG Group enters into credit derivatives to manage the risk of its commercial banking credit portfolio containing loans by hedging, as well as diversifying the credit exposure in the portfolio, and to undertake credit loss protection transactions based on the needs from customers as financial intermediation. The tables below provide information regarding the notional amounts and the fair value of credit derivatives by purpose at March 31, 2016 and 2015.

	At March 31, 2016
	Protection purchased			Protection sold
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities
	(In millions)
Managing the SMFG Group’s credit risk portfolio	¥497,447	¥600	¥3,540	¥631,891	¥2,686	¥4,576
Facilitating client transactions	132,275	375	1,756	185,630	2,678	902

Total	¥629,722	¥975	¥5,296	¥817,521	¥5,364	¥5,478

	At March 31, 2015
	Protection purchased			Protection sold
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities
	(In millions)
Managing the SMFG Group’s credit risk portfolio	¥414,093	¥60	¥3,387	¥519,772	¥7,732	¥62
Facilitating client transactions	115,759	117	1,508	221,833	4,053	172

Total	¥529,852	¥177	¥4,895	¥741,605	¥11,785	¥234

The following table summarizes the notional amounts of the SMFG Group’s credit derivative portfolio by type of counterparty at March 31, 2016 and 2015.

	At March 31, 2016		At March 31, 2015
	Protection purchased	Protection sold	Protection purchased	Protection sold
	(In millions)
Banks and broker-dealers	¥629,722	¥817,521	¥499,569	¥741,605
Insurance and other financial guaranty firms	—	—	30,283	—

Total	¥629,722	¥817,521	¥529,852	¥741,605

8	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

Financial assets at fair value through profit or loss at March 31, 2016 and 2015 consisted of the following:

	At March 31,
	2016	2015
	(In millions)
Debt instruments	¥1,582,571	¥1,654,259
Equity instruments	29,306	131,425

Total financial assets at fair value through profit or loss	¥1,611,877	¥1,785,684

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

9	INVESTMENT SECURITIES

Investment securities at March 31, 2016 and 2015 consisted of the following:

	At March 31,
	2016	2015
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥2,241,491	¥3,282,787
Japanese municipal bonds	20,849	67,843
Japanese corporate bonds	5,202	46,265

Total domestic	2,267,542	3,396,895

Total held-to-maturity investments	¥2,267,542	¥3,396,895

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥6,528,575	¥9,389,959
Japanese municipal bonds	31,221	52,150
Japanese corporate bonds	307,496	231,591

Total domestic debt instruments	6,867,292	9,673,700
Equity instruments	4,668,299	5,676,371

Total domestic	11,535,591	15,350,071

Foreign:
U.S. Treasury and other U.S. government agency bonds	2,246,130	2,062,043
Bonds issued by other governments and official institutions	2,138,993	2,205,662
Mortgage-backed securities	984,521	257,100
Other debt instruments	112,974	214,943

Total foreign debt instruments	5,482,618	4,739,748
Equity instruments	579,596	752,942

Total foreign	6,062,214	5,492,690

Total available-for-sale financial assets	¥17,597,805	¥20,842,761

Total investment securities	¥19,865,347	¥24,239,656

10	LOANS AND ADVANCES

The following are the principal components of loans and advances at March 31, 2016 and 2015 by industry classification.

	At March 31,
	2016	2015
	(In millions)
Domestic:
Manufacturing	¥8,298,576	¥8,061,654
Agriculture, forestry, fisheries and mining	184,314	171,855
Construction	1,169,900	1,150,616
Transportation, communications and public enterprises	5,258,899	5,175,949
Wholesale and retail	5,548,103	5,664,385
Finance and insurance	2,684,865	2,869,967
Real estate and goods rental and leasing	9,587,757	8,766,724
Services	4,960,352	4,776,706
Municipalities	1,374,306	1,353,949
Lease financing	2,212,048	2,211,773
Consumer(1)	18,935,521	18,817,259
Others	2,989,278	3,211,240

Total domestic	63,203,919	62,232,077

Foreign:
Public sector	236,290	164,495
Financial institutions	4,067,764	3,880,655
Commerce and industry	20,451,545	20,010,729
Lease financing	357,072	308,128
Others	1,481,455	1,375,624

Total foreign	26,594,126	25,739,631

Gross loans and advances	89,798,045	87,971,708
Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net	(212,957)	(206,440)
Less: Allowance for loan losses	(722,717)	(793,552)

Net loans and advances	¥88,862,371	¥86,971,716

(1)	The balance in Consumer mainly consists of housing loans. The housing loan balances amounted to ¥13,984,755 million and ¥14,087,453 million at March 31, 2016 and 2015, respectively.

Reconciliation of allowance for loan losses is as follows:

	For the fiscal year ended March 31,
	2016	2015	2014
	(In millions, except percentages)
Allowance for loan losses at beginning of period	¥793,552	¥950,665	¥1,262,478
Provision (credit) for loan losses	118,750	79,552	(25,806)
Charge-offs:
Domestic	173,431	240,663	283,034
Foreign	20,218	9,233	19,647

Total	193,649	249,896	302,681

Recoveries:
Domestic	9,477	9,517	9,293
Foreign	871	380	362

Total	10,348	9,897	9,655

Net charge-offs	183,301	239,999	293,026
Others(1)	(6,284)	3,334	7,019

Allowance for loan losses at end of period	¥722,717	¥793,552	¥950,665

Ratio of net charge-offs to average loans outstanding during the period	0.20%	0.28%	0.36%

Allowance for loan losses applicable to foreign activities:
Balance at beginning of period	¥100,783	¥73,030	¥74,868

Balance at end of period	¥134,664	¥100,783	¥73,030

Provision for loan losses	¥60,002	¥32,712	¥10,462

(1)	Others mainly include foreign exchange translations for the fiscal years ended March 31, 2016, 2015 and 2014.

11	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The following table presents the SMFG Group’s principal associates and joint venture at March 31, 2016. Investments in associates and joint ventures of the SMFG Group are accounted for using the equity method unless they are held for sale.

Company Name	Country of Incorporation	Proportion of Ownership Interest(1)	Proportion of Voting Rights(1)	Main Business
		(%)	(%)
Principal Associates
The Japan Net Bank, Limited	Japan	41.1	41.1	Internet banking
PT Bank Tabungan Pensiunan Nasional Tbk	Indonesia	40.4	40.4	Commercial banking
The Bank of East Asia, Limited	China	18.1	18.1	Commercial banking
ACLEDA Bank Plc.	Cambodia	18.2	18.2	Commercial banking
Vietnam Export Import Commercial Joint Stock Bank	Vietnam	15.0	15.0	Commercial banking
Sumitomo Mitsui Auto Service Company, Limited	Japan	33.9	33.9	Leasing
NEC Capital Solutions Limited	Japan	25.0	25.0	Leasing
POCKET CARD CO., LTD.	Japan	35.5	35.5	Credit card
JSOL Corporation	Japan	50.0	50.0	System development and data processing
Sakura Information Systems Co., Ltd.	Japan	49.0	49.0	System engineering and data processing
Daiwa SB Investments Ltd.	Japan	43.9	43.9	Investment advisory and investment trust management
Sumitomo Mitsui Asset Management Company, Limited	Japan	40.0	40.0	Investment advisory and investment trust management
China Post & Capital Fund Management Co., Ltd.	China	24.0	24.0	Investment advisory and investment trust management
Principal Joint Venture
Daiwa Securities SMBC Principal Investments Co., Ltd.	Japan	40.0	40.0	Investments, fund management

(1)	Percentages of proportion of ownership interest and proportion of voting rights have been truncated.

The SMFG Group accounts for certain investees, including The Bank of East Asia, Limited, ACLEDA Bank Plc. and Vietnam Export Import Commercial Joint Stock Bank, as associates regardless of its below 20% holdings of the voting rights to these investees, since the SMFG Group has the ability to exercise significant influence over these investees through participation in the policy making process at the meeting of the board of directors, the provision of essential technical information, or other relevant agreements or relationships.

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

The SMFG Group has interests in a number of associates and joint ventures, none of which are regarded as individually material. The following table summarizes, in aggregate, the financial information of all individually immaterial associates and joint ventures that are accounted for using the equity method:

	At and for the fiscal year ended March 31,
	2016	2015
	(In millions)
Carrying amount of investments in associates and joint ventures	¥702,264	¥619,814
Share of:
Profit from continuing operations	31,056	18,124
Other comprehensive income (loss)	(13,804)	5,754
Total comprehensive income	17,252	23,878

There are no significant restrictions on the ability of associates or joint ventures to transfer funds to the SMFG Group in the form of cash dividends, repayment of loans and advances.

12	PROPERTY, PLANT AND EQUIPMENT

The table below shows the changes in property, plant and equipment for the fiscal years ended March 31, 2016 and 2015.

	Assets for rent	Land	Buildings	Leased assets	Others	Total
	(In millions)
Cost	¥1,338,742	¥473,454	¥644,824	¥16,205	¥421,569	¥2,894,794
Accumulated depreciation and impairment losses	(180,324)	(5,648)	(354,350)	(7,675)	(267,870)	(815,867)

Net carrying amount at April 1, 2014	1,158,418	467,806	290,474	8,530	153,699	2,078,927

Additions	357,920	27,162	34,459	1,809	71,179	492,529
Acquisition of subsidiaries and businesses	—	—	—	—	—	—
Disposals	(106,934)	(2,021)	(1,618)	(48)	(1,260)	(111,881)
Depreciation	(64,380)	—	(21,879)	(1,940)	(30,939)	(119,138)
Impairment losses	—	(228)	(4,867)	—	(13)	(5,108)
Exchange differences	173,251	13	909	11	2,032	176,216
Others	(11,566)	—	5,163	6	(8,651)	(15,048)

Net carrying amount	1,506,709	492,732	302,641	8,368	186,047	2,496,497

Cost	1,747,839	497,772	679,567	16,693	466,584	3,408,455
Accumulated depreciation and impairment losses	(241,130)	(5,040)	(376,926)	(8,325)	(280,537)	(911,958)

Net carrying amount at March 31, 2015	1,506,709	492,732	302,641	8,368	186,047	2,496,497

Additions	306,788	24,072	29,196	1,936	77,378	439,370
Acquisition of subsidiaries and businesses	—	—	1,175	—	615	1,790
Disposals	(108,452)	(3,727)	(1,567)	(14)	(1,781)	(115,541)
Depreciation	(68,189)	—	(23,145)	(2,727)	(31,054)	(125,115)
Impairment losses	—	(1,009)	(3,222)	—	(6)	(4,237)
Exchange differences	(78,630)	(6)	(744)	(4)	(1,395)	(80,779)
Others	(12,866)	757	71,345	(1)	(80,269)	(21,034)

Net carrying amount	1,545,360	512,819	375,679	7,558	149,535	2,590,951

Cost	1,833,990	518,564	760,244	16,741	431,178	3,560,717
Accumulated depreciation and impairment losses	(288,630)	(5,745)	(384,565)	(9,183)	(281,643)	(969,766)

Net carrying amount at March 31, 2016	¥1,545,360	¥512,819	¥375,679	¥7,558	¥149,535	¥2,590,951

The impairment losses on property, plant and equipment are included in “Other expenses” in the consolidated income statement.

The SMFG Group had ¥2,798,483 million and ¥2,801,802 million of contractual commitments to acquire property, plant and equipment at March 31, 2016 and 2015, respectively.

The carrying amount of items of property, plant and equipment on which there was a restriction on title was ¥8,139 million and ¥9,299 million at March 31, 2016 and 2015, respectively.

The carrying amount of items of property, plant and equipment pledged as security for liabilities was ¥9,557 million and ¥9,970 million at March 31, 2016 and 2015, respectively.

13	LEASES

As Lessee

The SMFG Group leases land and buildings, office equipment, and other tangible and intangible assets from third parties under finance leases or operating leases.

Carrying amount of assets held under finance leases

The carrying amount of assets held under finance leases at March 31, 2016 and 2015 consisted of the following:

	At March 31,
	2016	2015
	(In millions)
Tangible assets:
Land and buildings	¥3,689	¥4,082
Other tangible assets(1)	3,869	4,286

Total(2)	7,558	8,368

Intangible assets:
Software	269	307

Total(3)	¥7,827	¥8,675

(1)	Other tangible assets include mainly equipment, machinery and vehicles.
(2)	Cross-reference to Leased assets in Note 12 “Property, Plant and Equipment.”
(3)	The SMFG Group has sublet leased assets classified as finance leases (the carrying amount of those assets is not included in table above). Future minimum sublease payments related to sublet leased assets are included in finance lease commitments.

Finance lease commitments

The total of future minimum lease payments and their present value under finance leases at March 31, 2016 and 2015 were as follows:

	At March 31,
	2016	2015
	(In millions)
Not later than one year	¥24,373	¥21,905
Later than one year and not later than five years	75,922	64,747
Later than five years	9,710	19,389

Total	110,005	106,041
Less: Future interest charges	(4,314)	(4,201)

Present value of finance lease commitments(1)	¥105,691	¥101,840

(1)	Present value of finance lease commitments is included in “Borrowings” in the consolidated statement of financial position. See Note 18 “Borrowings.”

At March 31, 2016 and 2015, the total amounts of future minimum sublease payments to be received under non-cancellable subleases were ¥80,992 million and ¥66,400 million, respectively.

Operating lease commitments

The total amounts of future minimum lease payments under non-cancellable operating leases at March 31, 2016 and 2015 were as follows:

	At March 31,
	2016	2015
	(In millions)
Not later than one year	¥42,254	¥44,637
Later than one year and not later than five years	104,799	113,256
Later than five years	108,603	126,404

Total future minimum lease payments under non-cancellable operating leases	¥255,656	¥284,297

For the fiscal years ended March 31, 2016, 2015 and 2014, ¥50,801 million, ¥46,591 million and ¥45,572 million were recognized as expenses in respect of operating lease and sublease agreements, of which ¥50,278 million, ¥46,328 million and ¥45,508 million related to minimum lease payments, and ¥523 million, ¥263 million and ¥64 million related to sublease payments, respectively. Lease expenses recognized in respect of lease and sublease agreements are included in “General and administrative expenses” in the consolidated income statement.

As Lessor

The SMFG Group leases assets to third parties under finance leases or operating leases, including machinery, equipment, aircraft, vessel and property.

Finance lease receivable

The gross investment in the lease, unearned finance income, present value of the minimum lease payments receivable and unguaranteed residual values under finance leases at March 31, 2016 and 2015 were as follows:

	At March 31, 2016
	Gross investment in the lease	Unearned finance income	Present value of the minimum lease payments receivable(1)	Unguaranteed residual values(1)
	(In millions)
Not later than one year	¥834,652	¥71,785	¥762,867	¥18,067
Later than one year and not later than five years	1,468,368	110,766	1,357,602	93,300
Later than five years	310,089	36,445	273,644	63,640

Total	¥2,613,109	¥218,996	¥2,394,113	¥175,007

	At March 31, 2015
	Gross investment in the lease	Unearned finance income	Present value of the minimum lease payments receivable(1)	Unguaranteed residual values(1)
	(In millions)
Not later than one year	¥846,429	¥76,587	¥769,842	¥39,597
Later than one year and not later than five years	1,402,363	112,891	1,289,472	88,810
Later than five years	295,901	34,213	261,688	70,492

Total	¥2,544,693	¥223,691	¥2,321,002	¥198,899

(1)	Present value of the minimum lease payments receivable and unguaranteed residual values are included in “Loans and advances” in the consolidated statement of financial position.

Accumulated allowance for uncollectible minimum lease payments receivable was ¥15,565 million and ¥18,254 million at March 31, 2016 and 2015, respectively.

Operating lease receivable

The total amounts of the future minimum lease payments receivable under non-cancellable operating leases at March 31, 2016 and 2015 were as follows:

	At March 31,
	2016	2015
	(In millions)
Not later than one year	¥186,114	¥165,897
Later than one year and not later than five years	642,387	548,945
Later than five years	576,463	478,063

Total	¥1,404,964	¥1,192,905

14	INTANGIBLE ASSETS

Goodwill

The table below shows the changes in goodwill by business segment for the fiscal years ended March 31, 2016 and 2015.

	Commercial Banking	Leasing	Securities	Consumer Finance	Others	Total
	(In millions)
Gross amount of goodwill	¥27,237	¥114,991	¥256,936	¥63,418	¥1,958	¥464,540
Accumulated impairment losses	—	—	(10,067)	—	(1,958)	(12,025)

Net carrying amount at April 1, 2014	27,237	114,991	246,869	63,418	—	452,515

Acquisitions	—	—	—	—	—	—
Exchange differences	—	1,534	—	—	—	1,534

Net carrying amount	27,237	116,525	246,869	63,418	—	454,049
Gross amount of goodwill	27,237	116,525	256,936	63,418	1,958	466,074
Accumulated impairment losses	—	—	(10,067)	—	(1,958)	(12,025)

Net carrying amount at March 31, 2015	27,237	116,525	246,869	63,418	—	454,049

Acquisitions(1)	8,443	—	—	—	—	8,443
Impairment losses	(1,124)	—	—	—	—	(1,124)
Exchange differences	—	(581)	—	—	—	(581)

Net carrying amount	34,556	115,944	246,869	63,418	—	460,787
Gross amount of goodwill	35,680	115,944	256,936	63,418	1,958	473,936
Accumulated impairment losses	(1,124)	—	(10,067)	—	(1,958)	(13,149)

Net carrying amount at March 31, 2016	¥34,556	¥115,944	¥246,869	¥63,418	¥—	¥460,787

(1)	The SMFG Group recognized goodwill of ¥8,443 million in Commercial Banking resulting from the acquisition of the retail banking business of Citibank Japan Ltd in November 2015. For additional information, refer to Note 49 “Acquisitions.”

Impairment testing of goodwill

Allocating goodwill to cash-generating units

For the purpose of impairment testing, goodwill is allocated to cash-generating units or group of cash-generating units, which represent the lowest level within the entity at which goodwill is monitored for internal purposes.

At March 31, 2016 the SMFG Group allocated goodwill to SMBC Trust Bank and KUBC within Commercial Banking amounting to ¥23,359 million and ¥11,197 million, respectively, to SMFL within Leasing amounting to ¥102,710 million, to SMBC Nikko Securities and SMBC Friend Securities within Securities amounting to ¥172,253 million and ¥74,616million, respectively, and to SMBC Consumer Finance within Consumer Finance amounting to ¥56,692 million.

At March 31, 2015 the SMFG Group allocated goodwill to SMBC Trust Bank and KUBC within Commercial Banking amounting to ¥16,040 million and ¥11,197 million, respectively, to SMFL within Leasing amounting to ¥102,710 million, to SMBC Nikko Securities and SMBC Friend Securities within Securities amounting to ¥172,253 million and ¥74,616 million, respectively, and to SMBC Consumer Finance within Consumer Finance amounting to ¥56,692 million.

The aggregate amounts of other goodwill were ¥19,960 million and ¥20,541 million at March 31, 2016 and 2015, respectively, and they were not considered individually significant.

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

Key assumptions used in impairment testing

The key assumptions used for the value in use calculations for the fiscal years ended March 31, 2016 and 2015 were as follows:

	SMBC Trust Bank(1)	KUBC	SMFL	SMBC Nikko Securities	SMBC Friend Securities	SMBC Consumer Finance
For the fiscal year ended March 31, 2016:
Pre-tax discount rate	7.84%/5.63%	5.27%	6.55%	7.53%	6.72%	9.87%
Growth rate	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%
For the fiscal year ended March 31, 2015:
Pre-tax discount rate	8.48%/ —	6.62%	7.53%	9.73%	8.36%	11.01%
Growth rate	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%

(1)	The retail banking business which SMBC Trust Bank acquired from Citibank Japan Ltd., in November 2015 is identified as a cash-generating unit separated from the existing business.

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

Management believes that there were no reasonably possible changes in any of the key assumptions that would lead to the recoverable amounts of the cash-generating units being below these carrying amounts for the fiscal years ended March 31, 2016 and 2015.

Other intangible assets

The table below shows the changes in other intangible assets for the fiscal years ended March 31, 2016 and 2015.

	Internally generated software	Purchased software	Contractual customer relationships	Trademarks	Other intangibles	Total
	(In millions)
Cost	¥589,779	¥206,158	¥163,630	¥41,828	¥28,318	¥1,029,713
Accumulated amortization and impairment losses	(390,634)	(77,052)	(36,474)	(17,641)	(4,681)	(526,482)

Net carrying amount at April 1, 2014	199,145	129,106	127,156	24,187	23,637	503,231

Additions	92,210	47,242	—	—	8,487	147,939
Acquisition of subsidiaries and businesses	—	—	—	—	—	—
Disposals	(277)	(3,941)	—	—	(5,237)	(9,455)
Amortization	(62,027)	(38,072)	(10,826)	(4,183)	(2,770)	(117,878)
Impairment losses	—	—	—	—	(4)	(4)
Exchange differences	968	270	—	—	966	2,204
Others	3,704	(9,112)	—	—	1,317	(4,091)

Net carrying amount	233,723	125,493	116,330	20,004	26,396	521,946

Cost	638,644	212,731	163,630	41,828	33,678	1,090,511
Accumulated amortization and impairment losses	(404,921)	(87,238)	(47,300)	(21,824)	(7,282)	(568,565)

Net carrying amount at March 31, 2015	233,723	125,493	116,330	20,004	26,396	521,946

Additions	110,352	46,191	—	—	2,496	159,039
Acquisition of subsidiaries and businesses	—	234	9,320	—	27,487	37,041
Disposals	(290)	(1,073)	—	—	(633)	(1,996)
Amortization	(70,358)	(38,241)	(11,021)	(4,183)	(3,069)	(126,872)
Impairment losses	—	—	—	—	(154)	(154)
Exchange differences	(98)	(665)	—	—	(289)	(1,052)
Others	480	2,524	—	—	(3,650)	(646)

Net carrying amount	273,809	134,463	114,629	15,821	48,584	587,306

Cost	710,902	227,035	172,950	41,828	58,368	1,211,083
Accumulated amortization and impairment losses	(437,093)	(92,572)	(58,321)	(26,007)	(9,784)	(623,777)

Net carrying amount at March 31, 2016	¥273,809	¥134,463	¥114,629	¥15,821	¥48,584	¥587,306

The impairment losses on other intangible assets are included in “Other expenses” and the amortization expenses of other intangible assets are included in “General and administrative expenses” in the consolidated income statement.

The SMFG Group had ¥1,733 million and ¥2,770 million of contractual commitments to acquire intangible assets at March 31, 2016 and 2015, respectively.

The amounts of research and development expenditure recognized as expenses for the fiscal years ended March 31, 2016, 2015 and 2014 were ¥207 million, ¥171 million and ¥160 million, respectively, and they were included in “General and administrative expenses” in the consolidated income statement.

Other intangibles at March 31, 2016 and 2015 include leasehold rights, amounting to ¥7,068 million and ¥7,434 million, respectively, which are rights to use land for the purpose of owning the buildings. Since the SMFG Group has a long history of renewal, these contracts are not expected to be terminated in the foreseeable future. Leasehold rights are expected to generate cash flows for an indefinite period of time. They are not amortized but are tested for impairment annually, irrespective of whether there is any indication of impairment.

15	OTHER ASSETS

Other assets at March 31, 2016 and 2015 consisted of the following:

	At March 31,
	2016	2015
	(In millions)
Prepaid expenses	¥62,900	¥54,519
Accrued income	361,481	370,625
Receivables from brokers, dealers and customers for securities transactions	1,101,591	1,367,720
Cash collateral provided for derivative and other financial transactions	811,300	341,901
Retirement benefit assets	232,621	379,188
Security deposits	115,714	120,303
Investment properties(1)	348,122	293,554
Others	620,719	557,313

Total other assets	¥3,654,448	¥3,485,123

(1)	Investment properties are carried at cost less accumulated depreciation and accumulated impairment losses. The fair values of investment properties were ¥370,384 million and ¥306,720 million at March 31, 2016 and 2015, respectively. The fair values were mainly determined based on market values provided by independent valuation appraisers having the appropriate recognized professional qualifications and recent experience in the locations and categories of properties being valued. Rental income from investment properties was ¥20,879 million, ¥19,076 million and ¥15,195 million for the fiscal years ended March 31, 2016, 2015 and 2014, respectively.

16	DEPOSITS

Deposits at March 31, 2016 and 2015 consisted of the following:

	At March 31,
	2016	2015
	(In millions)
Non-interest-bearing demand deposits	¥18,663,654	¥16,250,493
Interest-bearing demand deposits	46,840,202	42,041,777
Deposits at notice	9,694,571	8,790,017
Time deposits	29,144,425	29,084,465
Negotiable certificates of deposit	14,249,835	13,825,898
Others(1)	7,348,110	5,841,330

Total deposits	¥125,940,797	¥115,833,980

(1)	Others include, among other items, foreign currency deposits in domestic offices and Japanese yen accounts held by foreign depositors in domestic offices.

17	TRADING LIABILITIES

Trading liabilities at March 31, 2016 and 2015 consisted of the following:

	At March 31,
	2016	2015
	(In millions)
Debt instruments “short position”	¥2,184,408	¥2,175,313
Equity instruments “short position”	13,265	18,087

Total trading liabilities	¥2,197,673	¥2,193,400

Trading liabilities include the instruments classified as held for trading. Trading debt instruments mainly consist of Japanese government bonds. Trading equity instruments mainly consist of publicly traded Japanese stocks.

18	BORROWINGS

Short-term borrowings and long-term borrowings (with original maturities of more than one year) at March 31, 2016 and 2015 consisted of the following:

		At March 31,
	Interest rate	2016	2015
		(In millions)
SMFG:
Long-term borrowings:
Subordinated
Fixed rate borrowing, payable in Japanese yen, due 2024-2031	0.56%-1.27%	¥49,000	¥31,000
SMBC:
Short-term borrowings	0.00%-0.88%	2,095,696	5,652,752
Long-term borrowings:
Unsubordinated
Fixed rate borrowing, payable in Japanese yen, due 2015-2028	0.10%-6.10%	2,424,818	15,893
Fixed rate borrowing, payable in United States dollars, due 2019-2025	2.36%-3.45%	45,048	36,045
Floating rate borrowing, payable in Japanese yen, due 2016-2036	(0.17%)-0.16%	125,526	158,403
Floating rate borrowing, payable in United States dollars, due 2015-2033	0.35%-2.00%	749,117	683,049
Other fixed or floating rate borrowing, due 2017-2045	0.07%-3.50%	92,403	89,053
Subordinated
Fixed rate borrowing, payable in Japanese yen, due 2015-2027	1.28%-4.50%	231,000	261,000

Total SMBC		5,763,608	6,896,195

Other subsidiaries:
Short-term borrowings	0.06%-9.36%	977,813	1,093,497
Long-term borrowings:
Unsubordinated
Fixed rate borrowing, payable in Japanese yen, due 2015-2042	0.00%-2.67%	565,402	477,201
Fixed rate borrowing, payable in United States dollars, due 2015-2023	0.39%-5.96%	154,840	136,380
Fixed rate borrowing, payable in Chinese yuan, due 2015-2019	2.40%-6.15%	30,063	21,852
Fixed rate borrowing, payable in Thai baht, due 2015-2021	2.20%-4.03%	9,334	24,173
Floating rate borrowing, payable in Japanese yen, due 2015-2040	0.06%-11.75%	523,588	712,734
Floating rate borrowing, payable in United States dollars, due 2015-2027	0.40%-3.31%	505,150	519,842
Floating rate borrowing, payable in euros, due 2018	1.00%-1.96%	48,435	28,252
Floating rate borrowing, payable in Chinese yuan, due 2015-2019	2.50%-6.77%	8,835	26,585
Other fixed or floating rate borrowing, due 2015-2043	0.58%-11.79%	30,185	18,111
Subordinated
Fixed rate borrowing, payable in Japanese yen, due 2021	1.35%	5,200	5,200
Fixed rate borrowing, payable in United States dollars, due 2018	7.62%-7.72%	—	9,011
Floating rate borrowing, payable in Japanese yen, due 2015-2025	1.92%-2.65%	10,000	11,250

Total other subsidiaries		2,868,845	3,084,088

Liabilities associated with securitization transactions:
Fixed rate borrowing, payable in Japanese yen, due 2016-2049	0.09%-2.70%	1,028,089	1,006,806
Floating rate borrowing, payable in Japanese yen, due 2017-2033	0.25%-1.78%	89,907	86,647
Floating rate borrowing, payable in United States dollars, due 2019-2020	0.99%-1.55%	8,989	10,476

Total liabilities associated with securitization transactions		1,126,985	1,103,929

Lease obligations	—	105,691	101,840

Total borrowings		¥9,914,129	¥11,217,052

The interest rates shown in the above table are the contractual rates in effect at March 31, 2016 and 2015, and thus do not represent the actual effective interest rates. Maturity information for certain subordinated borrowings is based on the date of callable options.

19	DEBT SECURITIES IN ISSUE

Debt securities in issue at March 31, 2016 and 2015 consisted of the following:

		At March 31,
	Interest rate	2016	2015
		(In millions)
SMFG:
Bonds:
Bonds, payable in United States dollars,
due 2021-2026	2.32%-3.78%	¥441,257	¥—
Subordinated bonds:
Subordinated bonds, payable in Japanese yen,
due 2024-2030	0.59%-1.33%	409,062	134,200
Subordinated bonds, payable in United States dollars,
due 2024	4.44%	196,718	209,789

Total SMFG		1,047,037	343,989

SMBC:
Commercial paper	(0.36%)-1.16%	1,979,511	2,575,587
Bonds:
Bonds, payable in Japanese yen,
due 2015-2019	(0.04%)-0.69%	389,815	766,307
Bonds, payable in United States dollars,
due 2015-2045	0.57%-4.30%	2,597,629	2,558,292
Bonds, payable in euros,
due 2017-2023	0.09%-2.75%	443,004	258,533
Bonds, payable in Australian dollars,
due 2016-2025	2.97%-4.13%	126,808	137,981
Bonds, payable in British pounds sterling,
due 2016	1.11%	—	44,503
Bonds, payable in Hong Kong dollars,
due 2020-2025	2.09%-2.92%	34,349	13,392
Subordinated bonds:
Subordinated bonds, payable in Japanese yen,
due 2015-2035	0.87%-2.97%	890,497	949,438
Subordinated bonds, payable in United States dollars,
due 2022-Perpetual	4.85%-5.63%	168,207	217,208
Subordinated bonds, payable in euros,
due 2020-Perpetual	4.00%-4.38%	94,158	139,269

Total SMBC		6,723,978	7,660,510

Other subsidiaries:
Commercial paper	(0.00%)-0.77%	2,190,004	2,238,315
Bonds:
Bonds, payable in Japanese yen,
due 2015-2046	0.01%-19.20%	737,765	650,056
Bonds, payable in United States dollars,
due 2015-2036	0.01%-5.00%	3,295	1,458
Bonds, payable in Chinese yuan,
due 2015-2016	0.00%-5.80%	36,365	30,903
Bonds, payable in Indonesian rupiah,
due 2018	9.85%	8,778	—
Bonds, payable in Australian dollars,
due 2019	0.01%	90	—
Subordinated bonds:
Subordinated bonds, payable in Japanese yen,
due 2016-Perpetual	2.19%-4.50%	82,300	126,200

Total other subsidiaries		3,058,597	3,046,932

Total debt securities in issue		¥10,829,612	¥11,051,431

Interest rates represent the contractual interest rates that were applied at March 31, 2016 and 2015, and thus do not represent the actual effective interest rates.

20	PROVISIONS

The following table presents movements by class of provisions for the fiscal years ended March 31, 2016 and 2015.

	Provision for interest repayment	Other provisions	Total
	(In millions)
Balance at April 1, 2014	¥189,993	¥35,480	¥225,473
Additional provisions	64,837	17,121	81,958
Amounts used	(87,473)	(11,310)	(98,783)
Unused amounts reversed	(752)	(514)	(1,266)
Amortization of discount and effect of change in discount rate	110	246	356
Acquisition of subsidiaries and businesses	—	—	—
Others	—	(114)	(114)

Balance at March 31, 2015	166,715	40,909	207,624

Additional provisions	141,000	10,431	151,431
Amounts used	(78,317)	(19,176)	(97,493)
Unused amounts reversed	(735)	(339)	(1,074)
Amortization of discount and effect of change in discount rate	759	218	977
Acquisition of subsidiaries and businesses	—	929	929
Others	—	7	7

Balance at March 31, 2016	¥229,422	¥32,979	¥262,401

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

The provision for interest repayment is calculated by estimating the future claims for the refund of gray zone interest, taking into account historical experience such as the number of customer claims for a refund, the amount of repayments and the characteristics of customers, and the length of the period during which claims are expected to be received in the future. Of these historical experiences, the number of customer claims for the refund has a significant effect on the amount of the provision, and the historical number of customer claims to the

SMFG Group was 137 thousand, 139 thousand and 132 thousand for the fiscal years ended March 31, 2016, 2015 and 2014, respectively. The timing of the settlement of these claims is uncertain.

The increase in the provision for interest repayment for the fiscal year ended March 31, 2016 was primarily due to an increase in additional provisions as a result of reflecting the recent trends in the number of customer claims for the refund to the estimation of the future claims for the refund.

Other Provisions

Other provisions include asset retirement obligations and provisions for reimbursement of deposits, loan commitments, product warranties and litigation claims. Most of these provisions occurred in the normal course of business and none of them were individually significant at March 31, 2016 and 2015.

21	OTHER LIABILITIES

Other liabilities at March 31, 2016 and 2015 consisted of the following:

	At March 31,
	2016	2015
	(In millions)
Accrued expenses	¥258,464	¥252,420
Unearned income	159,888	161,355
Financial guarantees and other credit-related contingent liabilities	143,961	149,609
Due to trust account	944,542	718,134
Payables to brokers, dealers and customers for securities transactions	1,757,429	1,605,743
Payables related to credit card services	522,688	503,811
Obligations from factoring transactions	452,043	411,146
Retirement benefit liabilities	55,509	46,514
Guarantee deposits received	561,088	240,765
Others	1,555,121	1,459,468

Total other liabilities	¥6,410,733	¥5,548,965

22	DEFERRED INCOME TAX

The changes of net deferred tax assets and liabilities for the fiscal years ended March 31, 2016 and 2015 were as follows:

	For the fiscal year ended March 31,
	2016	2015
	(In millions)
At beginning of period	¥(446,305)	¥(2,010)
Deferred tax expense	(125,832)	(87,109)
Deferred tax relating to other comprehensive income:
Remeasurements of defined benefit plans reserve	48,550	(58,081)
Available-for-sale financial assets reserve	289,599	(298,884)
Exchange differences on translating foreign operations reserve	19,024	(2,245)
Acquisition and disposal of subsidiaries and businesses	702	(216)
Exchange differences and others	(6,312)	2,240

At end of period	¥(220,574)	¥(446,305)

The deferred tax assets and liabilities at March 31, 2016 and 2015 were attributable to the following items:

	At March 31,
	2016	2015
	(In millions)
Deferred tax assets:
Loans and advances	¥238,665	¥270,981
Tax losses carried forward	29,164	28,755
Retirement benefits	19,796	14,228
Derivative financial instruments	18,024	38,252
Investment securities	1,329	849
Other deductible temporary differences	148,977	199,394

Total deferred tax assets	455,955	552,459

Deferred tax liabilities:
Investment securities	459,478	747,533
Goodwill and intangible assets	85,759	90,012
Property, plant and equipment	51,039	52,919
Lease transactions	19,132	23,000
Retirement benefits	4,054	38,012
Other taxable temporary differences	57,067	47,288

Total deferred tax liabilities	676,529	998,764

Net deferred tax liabilities(1)	¥(220,574)	¥(446,305)

(1)	Deferred tax assets and deferred tax liabilities are offset in the consolidated statement of financial position if the entity has a legally enforceable right to set off current tax assets against current tax liabilities, and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on the same taxable entity.

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

On March 31, 2015, the Government of Japan promulgated (i) an amendment to the Corporation Tax Act and (ii) the Local Tax Act. Those laws (i) reduce the Japanese national corporation tax rate by 1.6 percentage points from the fiscal year beginning April 1, 2015 and (ii) reduce the enterprise tax rate by 1.2 percentage points from the fiscal year beginning April 1, 2015 and additionally reduce it by 1.2 percentage points from the fiscal year beginning April 1, 2016. As a result, the effective statutory tax rate of SMFG was 33.1% during the fiscal year beginning April 1, 2015 and was expected to be 32.3% for the fiscal years beginning April 1, 2016.

On March 31, 2016, the Government of Japan promulgated (i) an amendment to the Corporation Tax Act and (ii) the Local Tax Act. Those laws (i) reduce the Japanese national corporation tax rate by 0.5 percentage points from the fiscal year beginning April 1, 2016 and additionally reduce by 0.2 percentage points from the fiscal year beginning April 1, 2018, and (ii) reduce the enterprise tax rate by 1.2 percentage points from the fiscal year beginning April 1, 2016. As a result, the effective statutory tax rate of SMFG during the two fiscal years beginning April 1, 2016 through March 31, 2018 is further reduced to 30.9% from 32.3% and is expected to be 30.6% for the fiscal years beginning April 1, 2018. The SMFG Group measured deferred tax assets and liabilities at the rates that were expected to apply to the period when the assets are realized or the liabilities are settled, based on the tax rate that had been enacted or substantively enacted at March 31, 2016. Accordingly, the tax rate changes in Japan increased deferred tax expense by ¥30 billion for the fiscal year ended March 31, 2016.

The deferred tax assets of the SMFG Group consist mainly of the deferred tax assets of SMBC. The deferred tax assets of SMBC mainly consisted of deferred tax assets for loans and advances, which were generally related to the accumulated losses from the impairment of these assets which would be deductible for tax purposes in future periods. SMBC considers that it will be able to use most of the deductible temporary differences based mainly on future taxable profit estimated based on, among other relevant factors, forecasted results of operations, which are based on historical financial performance and the business plans that management believes to be prudent and feasible. In SMFG’s other subsidiaries, deferred tax assets relating to tax losses carried forward and deductible temporary differences are recognized only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the deductible temporary differences can be utilized. No deferred tax assets were recognized in SMFG and certain SMFG subsidiaries for the tax losses carried forward projected to expire, or for the deductible temporary differences estimated not to be realized due to the uncertainty of sufficient future taxable profit.

The following table shows the amounts of deductible temporary differences and tax losses carried forward by expiration date at March 31, 2016 and 2015 for which no deferred tax assets were recognized.

	At March 31,
	2016	2015
	(In millions)
Deductible temporary differences	¥422,782	¥576,614
Tax losses carried forward which will expire in 1 year	2,486	—
2 years	112,416	5,588
3 years	201,100	115,155
4 years	150,003	200,938
5 years	252,080	154,326
6 years	70,620	251,319
7 years	59,812	70,870
8 years	48,712	60,710
9 years and thereafter	38,578	40,823

Total deductible temporary differences and tax losses carried forward	¥1,358,589	¥1,476,343

In addition to the above table, the SMFG Group does not recognize deferred tax assets for deductible temporary differences related to investments in subsidiaries, associates and joint ventures where SMFG has no intention to reverse these differences in the foreseeable future. The amount of those deductible temporary differences was ¥1,159 billion and ¥894 billion at March 31, 2016 and 2015, respectively. At March 31, 2014, most of the deductible temporary differences were associated with investments in SMBC, which resulted from a statutory share transfer made at the establishment of SMFG in December 2002. Since the carrying amount of the investments in SMBC exceeded the tax base, resulting from an increase in SMBC’s net assets, there were no deductible temporary differences associated with the investments in SMBC at March 31, 2016.

At March 31, 2016 and 2015, the amount of taxable temporary differences associated with investments in subsidiaries, associates and joint ventures for which deferred tax liabilities had not been recognized was ¥1,283 billion and ¥1,583 billion, respectively. SMFG can control the timing of reversal of the temporary differences and it is probable that they will not be reversed in the foreseeable future.

Deferred tax expense for the fiscal years ended March 31, 2016 and 2015 was attributable to the following temporary differences and tax losses carried forward:

	For the fiscal year ended March 31,
	2016	2015
	(In millions)
Derivative financial instruments	¥(30,588)	¥(21,193)
Loans and advances	(29,582)	(50,374)
Retirement benefits	(8,952)	(8,653)
Goodwill and intangible assets	6,064	5,023
Lease transactions	3,879	1,537
Tax losses carried forward	1,157	(16,282)
Investment securities	(1,075)	(41,035)
Property, plant and equipment	228	(3,638)
Other temporary differences—net	(66,963)	47,506

Total deferred tax expense	¥(125,832)	¥(87,109)

23	RETIREMENT BENEFITS

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

The objective of SMBC’s pension fund is to earn a return over the long term which is sufficient to pay future benefits to participants of the corporate defined benefit pension plan, including pension benefit plans, lump-sum indemnity plans for bereaved families, and other lump sum indemnity plans. To achieve this, SMBC’s pension fund annually sets investment guidelines including asset allocation composed of equities, bonds and other appropriate financial assets according to the funding status. Investment decisions for its assets are made in accordance with these guidelines.

The Corporate Defined Benefit Pension Plan Law requires a pension fund to review the assumptions and remeasure the required contribution at least every fifth fiscal year, in order to ensure that it maintains sufficient assets for future benefit payments. On the other hand, the present value of the defined benefit obligation is calculated annually based on actuarial valuations that are dependent upon a number of assumptions, including discount rates, mortality rates and future salary (benefit) increases, in accordance with IAS 19 “Employee Benefits.” Other types of defined benefit pension plans operated by the SMFG Group are generally established and operated in the same manner as described above.

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

The amounts of the retirement benefit liabilities and the retirement benefit assets recognized in the consolidated statement of financial position at March 31, 2016 and 2015 were determined as follows:

	At March 31,
	2016	2015
	(In millions)
Present value of unfunded obligations	¥(43,554)	¥(42,004)
Present value of funded obligations	(1,133,536)	(1,043,532)
Fair value of plan assets	1,354,202	1,418,210

Net retirement benefit assets (liabilities)	¥177,112	¥332,674

Of which retirement benefit liabilities included in “Other liabilities”	¥(55,509)	¥(46,514)
Of which retirement benefit assets included in “Other assets”	¥232,621	¥379,188

The movements in the defined benefit obligations for the fiscal years ended March 31, 2016 and 2015 were as follows:

	For the fiscal year ended March 31,
	2016	2015
	(In millions)
At beginning of period	¥1,085,536	¥1,038,615
Current service cost	35,032	31,921
Interest cost	11,987	14,067
Actuarial losses—demographic assumptions	7,326	8,893
Actuarial losses—financial assumptions	75,115	33,154
Actuarial losses—experience	4,342	9,083
Benefits paid	(42,192)	(40,949)
Lump-sum payments	(10,543)	(10,250)
Past service cost	(32)	60
Acquisition and disposal of subsidiaries and businesses	13,360	(157)
Others	(2,841)	1,099

At end of period	¥1,177,090	¥1,085,536

The movements in the fair value of plan assets for the fiscal years ended March 31, 2016 and 2015 were as follows:

	For the fiscal year ended March 31,
	2016	2015
	(In millions)
At beginning of period	¥1,418,210	¥1,160,733
Interest income	15,540	15,816
Return on plan assets excluding interest income	(67,490)	232,768
Contributions by employer	45,305	48,963
Benefits paid	(42,192)	(40,949)
Lump-sum payments(1)	(24,398)	—
Acquisition and disposal of subsidiaries and businesses	12,282	—
Others	(3,055)	879

At end of period	¥1,354,202	¥1,418,210

(1)	Lump-sum payments indicate the amount of assets returned to the SMFG Group from the retirement benefit trusts to reimburse the lump-sum payments already paid by the SMFG group.

The amounts recognized in “General and administrative expenses” in the consolidated income statement for the fiscal years ended March 31, 2016, 2015 and 2014 were as follows:

	For the fiscal year ended March 31,
	2016	2015	2014
	(In millions)
Current service cost	¥35,032	¥31,921	¥32,150
Net interest cost	(3,553)	(1,749)	1,326
Past service cost	(32)	60	(345)

Total	¥31,447	¥30,232	¥33,131

The plan assets at March 31, 2016 and 2015 were composed as follows:

	At March 31,
	2016			2015
	Quoted in active markets	Other	Total	Quoted in active markets	Other	Total
	(In millions)
Plan assets retained in the pension funds:
Equity instruments	¥248,717	¥152,768	¥401,485	¥277,152	¥147,366	¥424,518
Debt instruments	120,985	248,526	369,511	148,895	154,955	303,850
General account of life insurance companies	—	60,431	60,431	—	58,357	58,357
Other short-term assets	30,884	30,482	61,366	3,635	89,177	92,812
Plan assets retained in the retirement benefit trusts:
Japanese equity instruments	429,455	698	430,153	466,875	577	467,452
Other short-term assets	26,136	5,120	31,256	374	70,847	71,221

Total	¥856,177	¥498,025	¥1,354,202	¥896,931	¥521,279	¥1,418,210

The assets in the pension funds included common stocks issued by the SMFG Group at March 31, 2016 and 2015. The amounts of these stocks were not significant.

The assets in retirement benefit trusts were primarily composed of Japanese equity instruments. Most of the plan assets held by the SMFG Group are invested in Japanese equity and debt instruments. Accordingly, the SMFG Group may be exposed to market risk arising from the domestic markets.

The SMFG Group retained the voting rights of some of these equity instruments with fair values of ¥385,959 million and ¥422,619 million (28.5% and 29.8% of the total fair values of plan assets) at March 31, 2016 and 2015, respectively. The assets in retirement benefit trusts included common stocks issued by SMFG’s subsidiary (The Minato Bank) with a fair value of ¥24,991 million and ¥46,009 million (1.8% and 3.2% of the total fair values of plan assets) at March 31, 2016 and 2015, respectively. The SMFG Group retained the voting rights of these stocks (40.4% of the voting rights of The Minato Bank, for all periods presented). Refer to Note 47 “Principal Subsidiaries” for further information.

The principal actuarial assumptions used at March 31, 2016, 2015 and 2014 were as follows:

	At March 31,
	2016	2015	2014
Discount rates	0.6%	1.1%	1.4%
Expected rates of salary (benefit) increases	5.9%	6.0%	6.4%

All assumptions are weighted on the basis of the defined benefit obligations.

The assumptions for future mortality are based on the official mortality table generally used for actuarial assumptions in Japan. Under the mortality table used at March 31, 2016, 2015 and 2014, the average remaining life expectancy of an individual retiring at age 60 was 23 years, 23 years, and 23 years for males, respectively, and 28 years, 28 years and 28 years for females, respectively.

The sensitivity analyses of the effect of changes in key assumptions on the defined benefit obligations at March 31, 2016 and 2015 were as follows:

	At March 31,
	2016	2015
	Increase/(decrease)	Increase/(decrease)
	(In millions)
Discount rates:
Increase by 50 bps	¥(65,424)	¥(57,955)
Decrease by 50 bps	73,823	65,095
Expected rates of salary (benefit) increases:
Increase by 50 bps	¥90	¥82
Decrease by 50 bps	(88)	(80)

Each increase and decrease in the table above assumes that only one assumption is changed, with all other assumptions remaining unchanged. In practice, however, changes in multiple assumptions may occur in a mutually interrelated manner.

The weighted average durations of defined benefit plans for the fiscal years ended March 31, 2016, 2015 and 2014 were as follows:

	At March 31,
	2016	2015	2014
		(Years)
Lump-sum severance indemnity plans	12.8	12.0	12.1
Defined benefit pension plans	17.6	17.2	16.6

Funding Policy for Plan Assets

The pension funds review the funding status of plan assets every year. If any funding deficit is identified, a measure to cover such deficit will be implemented, for example, by increasing the amount of contributions by the employer.

Expected contribution

Expected contributions to the defined benefit plans for the fiscal year ending March 31, 2017 are ¥46,372 million.

Defined Contribution Plans

Some of SMFG’s subsidiaries provide defined contribution plans. The amounts recognized as expenses for the defined contribution plans were ¥7,258 million, ¥6,463 million and ¥5,936 million for the fiscal years ended March 31, 2016, 2015 and 2014, respectively, which were included in “General and administrative expenses” in the consolidated income statement.

Employees’ Pension Insurance Plan

In Japan, the Government of Japan operates the Employees’ Pension Insurance Plan which covers most of the private entities’ employees. The amounts of contributions charged to expense for the Employees’ Pension Insurance Plan were ¥40,173 million, ¥37,574 million and ¥33,849 million for the fiscal years ended March 31, 2016, 2015 and 2014, respectively, which were included in “General and administrative expenses” in the consolidated income statement.

24	SHAREHOLDERS’ EQUITY

Common Stock

The changes in the number of issued shares of common stock and common stock held by SMFG or its subsidiaries during the fiscal years ended March 31, 2016, 2015 and 2014 were as follows:

	For the fiscal year ended March 31,
	2016		2015		2014
	Outstanding	In treasury	Outstanding	In treasury	Outstanding	In treasury
At beginning of period	1,414,055,625	46,814,201	1,414,055,625	46,781,669	1,414,055,625	60,179,376
Net change	—	16,681	—	32,532	—	(13,397,707	)(1)

At end of period	1,414,055,625	46,830,882	1,414,055,625	46,814,201	1,414,055,625	46,781,669

(1)	Includes a decrease of 13,498,040 shares through the sale of SMFG shares held by SMBC and other subsidiary.

The total number of authorized shares of common stock was 3,000 million at March 31, 2016 and 2015 with no stated value. All issued shares are fully paid. The details of the stock options outstanding to subscribe for shares of SMFG common stock are described in Note 39 “Share-Based Payment.”

Preferred Stock

The following table shows the number of shares of preferred stock at March 31, 2016 and 2015.

	At March 31, 2016		At March 31, 2015
	Authorized	Issued	Authorized	Issued
Type 5 preferred stock	167,000	—	167,000	—
Type 7 preferred stock	167,000	—	167,000	—
Type 8 preferred stock	115,000	—	115,000	—
Type 9 preferred stock	115,000	—	115,000	—

All the preferred stocks have no stated value. There was no movement in preferred stock during the fiscal years ended March 31, 2016, 2015 and 2014.

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

Restriction on the Payment of Dividends

The amount of the capital surplus and retained earnings of SMFG that can be paid out as dividends is subject to restrictions under the Companies Act. These amounts are calculated based on SMFG’s nonconsolidated statement of financial position prepared in accordance with Japanese GAAP. Therefore, the adjustments made to prepare the IFRS consolidated financial statements have no impact on the calculation. The total amount that SMFG can pay out as a dividend was ¥1,373 billion at March 31, 2016.

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

The movements of remeasurements of the defined benefit plans reserve for the fiscal years ended March 31, 2016, 2015 and 2014 were as follows:

	For the fiscal year ended March 31,
	2016	2015	2014
	(In millions)
At beginning of period	¥120,316	¥(1,982)	¥(138,013)
Gains (losses) arising during the period, before tax	(154,273)	181,638	214,242
Income tax (expense) benefit for changes arising during the period	48,550	(58,081)	(76,596)
Amount attributable to non-controlling interests	3,834	(1,451)	(1,034)
Share of other comprehensive income (loss) of associates and joint ventures	558	192	(581)

At end of period	¥18,985	¥120,316	¥(1,982)

Available-for-sale financial assets reserve

The available-for-sale financial assets reserve includes the accumulated gains and losses of available-for-sale financial assets excluding the amount reclassified to profit or loss when the assets are derecognized or impaired.

The movements of the available-for-sale financial assets reserve for the fiscal years ended March 31, 2016, 2015 and 2014 were as follows:

	For the fiscal year ended March 31,
	2016	2015	2014
	(In millions)
At beginning of period	¥2,234,636	¥1,397,450	¥1,159,215
Gains (losses) arising during the period, before tax	(551,572)	1,392,139	589,766
Income tax (expense) benefit for changes arising during the period	217,723	(381,512)	(214,636)
Reclassification adjustments for (gains) losses included in net profit, before tax	(217,529)	(232,281)	(212,001)
Income tax benefit for reclassification adjustments	71,876	82,628	80,364
Amount attributable to non-controlling interests	2,251	(25,297)	(5,507)
Share of other comprehensive income (loss) of associates and joint ventures	(751)	1,509	249

At end of period	¥1,756,634	¥2,234,636	¥1,397,450

Exchange differences on translating foreign operations reserve

Exchange differences on translating the foreign operations reserve includes foreign exchange differences arising from the translation of the net assets of foreign operations from their functional currencies to the SMFG Group’s presentation currency, Japanese yen.

The movements of exchange differences on translating the foreign operations reserve for the fiscal years ended March 31, 2016, 2015 and 2014 were as follows:

	For the fiscal year ended March 31,
	2016	2015	2014
	(In millions)
At beginning of period	¥404,132	¥151,358	¥(50,032)
Gains (losses) arising during the period, before tax	(219,904)	301,796	271,619
Income tax (expense) benefit for changes arising during the period	19,027	(3,015)	(17,967)
Reclassification adjustments for (gains) losses included in net profit, before tax	8	(2,164)	(1,311)
Income tax (expense) benefit for reclassification adjustments	(3)	770	796
Amount attributable to non-controlling interests	26,687	(48,666)	(46,788)
Share of other comprehensive income (loss) of associates and joint ventures	(13,611)	4,053	(4,959)

At end of period	¥216,336	¥404,132	¥151,358

25	NON-CONTROLLING INTERESTS AND EQUITY ATTRIBUTABLE TO OTHER EQUITY INSTRUMENTS HOLDERS

Non-controlling interests

Non-controlling interests at March 31, 2016 and 2015 consisted of the following:

	At March 31,
	2016	2015
	(In millions)
Preferred securities issued by subsidiaries	¥961,998	¥1,124,297
Others	575,550	557,175

Total non-controlling interests	¥1,537,548	¥1,681,472

Preferred securities issued by subsidiaries

Preferred securities issued by subsidiaries consisted of the following:

	Redemption at the option of Issuer(1)	At March 31,
		2016	2015
		(In millions)
SMFG Preferred Capital USD 1 Limited (non-cumulative step-up perpetual preferred securities)	January 2017	¥73,106	¥77,994
SMFG Preferred Capital GBP 1 Limited (non-cumulative step-up perpetual preferred securities)	January 2017	11,905	13,097
SMFG Preferred Capital JPY 1 Limited (non-cumulative perpetual preferred securities)	January 2018	135,000	135,000
SMFG Preferred Capital USD 3 Limited (non-cumulative step-up perpetual preferred securities)	July 2018	152,037	162,203
SMFG Preferred Capital GBP 2 Limited (non-cumulative step-up perpetual preferred securities)	January 2029	40,450	44,503
SMFG Preferred Capital JPY 2 Limited
Series A (non-cumulative step-up perpetual preferred securities)	January 2019	113,000	113,000
Series B (non-cumulative perpetual preferred securities)	July 2019	140,000	140,000
Series C (non-cumulative perpetual preferred securities)	January 2016	—	140,000
Series E (non-cumulative perpetual preferred securities)	July 2019	33,000	33,000
Series F (non-cumulative perpetual preferred securities)	January 2016	—	2,000
SMFG Preferred Capital JPY 3 Limited
Series A (non-cumulative step-up perpetual preferred securities)	January 2020	99,000	99,000
Series B (non-cumulative perpetual preferred securities)	January 2020	164,500	164,500

Preferred securities issued by subsidiaries		¥961,998	¥1,124,297

(1)	Subject to the prior approval of the Financial Services Agency of Japan (“FSA”), preferred securities are redeemable at any dividend payment date on and after a specific month and the month shown in this column is such a specific month of each preferred security.

Others

Others represent the equity in the SMFG Group’s subsidiaries not attributable, directly or indirectly, to the SMFG Group. They were not considered individually material to the SMFG Group at March 31, 2016 and 2015.

Equity attributable to other equity instruments holders

Equity attributable to other equity instruments holders at March 31, 2016 and 2015 consisted of the following:

	At March 31,
	2016	2015
	(In millions)
Perpetual subordinated bonds	¥299,895	¥—

Total equity attributable to other equity instruments holders	¥299,895	¥—

In July 2015, SMFG issued three series of perpetual subordinated bonds, which amounted to ¥300,000 million in aggregate, raising ¥299,895 million after deducting issuance costs. These bonds are Basel III-compliant Additional Tier 1 capital instruments, and are classified as equity under IFRS.

The bonds bear a fixed rate of interest until the first call date. After the first call date, they will bear floating rate of interest unless they are redeemed. SMFG may at any time and in its sole discretion, elect to cancel any interest payment. If cancelled, interest payments are non-cumulative and will not increase to compensate for any short-fall in interest payments in any previous year.

These bonds are undated, have no final maturity date and may be redeemed at SMFG’s option, in whole, but not in part, on the first call date or any interest payment dates thereafter subject to prior confirmation of the FSA.

The principal amount of the bonds may be written down upon the occurrence of certain trigger events. For example, if the Common Equity Tier 1 capital ratio falls below 5.125% (“Capital Ratio Event”), the principal amount required to fully restore the Common Equity Tier 1 capital ratio above 5.125% will be written down.

The principal amount of the bonds which has been written down due to a Capital Ratio Event may be reinstated at SMFG’s option, subject to prior confirmation of the Financial Services Agency of Japan that the Common Equity Tier 1 capital ratio remains at a sufficiently high level after giving effect to such reinstatement.

26	NET INTEREST INCOME

Net interest income for the fiscal years ended March 31, 2016, 2015 and 2014 consisted of the following:

	For the fiscal year ended March 31,
	2016	2015	2014
		(In millions)
Interest income from:
Deposits with banks	¥40,472	¥41,896	¥37,328
Call loans and bills bought	21,828	18,606	18,142
Reverse repurchase agreements and cash collateral on securities borrowed	22,011	17,021	14,970
Investment securities	84,912	82,494	85,798
Loans and advances	1,703,361	1,622,604	1,557,806

Total interest income	1,872,584	1,782,621	1,714,044

Interest expense from:
Deposits	202,312	165,567	140,390
Call money and bills sold	5,583	4,014	3,483
Repurchase agreements and cash collateral on securities lent	15,105	9,920	7,547
Borrowings	72,203	71,037	68,266
Debt securities in issue	135,172	119,789	100,117
Others	726	780	708

Total interest expense	431,101	371,107	320,511

Net interest income	¥1,441,483	¥1,411,514	¥1,393,533

Interest income recorded on impaired financial assets was ¥20,545 million, ¥23,478 million and ¥32,638 million for the fiscal years ended March 31, 2016, 2015 and 2014, respectively.

27	NET FEE AND COMMISSION INCOME

Net fee and commission income for the fiscal years ended March 31, 2016, 2015 and 2014 consisted of the following:

	For the fiscal year ended March 31,
	2016	2015	2014
		(In millions)
Fee and commission income from:
Loans	¥121,934	¥103,486	¥109,788
Credit card business	253,136	245,133	234,060
Guarantees	55,618	51,794	45,229
Securities-related business	133,019	130,164	137,184
Deposits	14,882	14,976	18,234
Remittances and transfers	133,110	129,465	130,864
Safe deposits	5,511	5,748	5,832
Trust fees	3,619	2,833	2,421
Investment trusts	116,057	147,021	159,424
Agency	16,432	16,854	17,966
Others	178,362	155,292	142,167

Total fee and commission income	1,031,680	1,002,766	1,003,169

Fee and commission expense from:
Remittances and transfers	38,358	36,669	36,413
Guarantees	3,071	3,012	1,607
Others	89,952	89,572	89,939

Total fee and commission expense	131,381	129,253	127,959

Net fee and commission income	¥900,299	¥873,513	¥875,210

28	NET TRADING INCOME

Net trading income for the fiscal years ended March 31, 2016, 2015 and 2014 consisted of the following:

	For the fiscal year ended March 31,
	2016	2015	2014
	(In millions)
Interest rate	¥240,763	¥248,372	¥184,859
Foreign exchange	204,349	(136,708)	(81,154)
Equity	18,019	499	10,496
Credit	(2,641)	16,970	20,983
Others	2,192	(1,374)	34

Total net trading income	¥462,682	¥127,759	¥135,218

Net trading income includes income and losses from trading assets and liabilities, and derivative financial instruments.

29	NET INCOME FROM FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

Net income from financial assets at fair value through profit or loss for the fiscal years ended March 31, 2016, 2015 and 2014 consisted of the following:

	For the fiscal year ended March 31,
	2016	2015	2014
	(In millions)
Net income from debt instruments	¥11,311	¥13,123	¥53,142
Net income from equity instruments	949	9,555	5,444

Total net income from financial assets at fair value through profit or loss	¥12,260	¥22,678	¥58,586

30	NET INVESTMENT INCOME

Net investment income for the fiscal years ended March 31, 2016, 2015 and 2014 consisted of the following:

	For the fiscal year ended March 31,
	2016	2015	2014
	(In millions)
Net gain (loss) from disposal of debt instruments	¥71,641	¥45,193	¥(1,753)
Net gain from disposal of equity instruments	175,494	190,570	225,185
Dividend income	128,094	135,301	108,833

Total net investment income	¥375,229	¥371,064	¥332,265

31	OTHER INCOME

Other income for the fiscal years ended March 31, 2016, 2015 and 2014 consisted of the following:

	For the fiscal year ended March 31,
	2016	2015	2014
	(In millions)
Income from operating leases	¥206,561	¥179,632	¥148,211
Income related to disposal of assets leased	155,280	183,590	149,448
Income related to IT solution services	33,991	35,506	41,043
Gains on disposal of property, plant and equipment, and other intangible assets	3,714	538	2,634
Reversal of impairment losses of investments in associates and joint ventures	4,847	—	—
Gains on step acquisition of subsidiaries	118	—	1,565
Gains on step acquisition of associates and joint ventures	1,714	37,997	—
Others	90,048	88,642	86,640

Total other income	¥496,273	¥525,905	¥429,541

32	IMPAIRMENT CHARGES ON FINANCIAL ASSETS

Impairment charges on financial assets for the fiscal years ended March 31, 2016, 2015 and 2014 consisted of the following:

	For the fiscal year ended March 31,
	2016	2015	2014
	(In millions)
Loans and advances(1)	¥118,750	¥79,552	¥(25,806)
Available-for-sale financial assets	29,606	10,586	11,531

Total impairment charges (reversals) on financial assets	¥148,356	¥90,138	¥(14,275)

(1)	Cross-reference to provision (credit) for loan losses in the table of reconciliation of allowance for loan losses in Note 10 “Loans and Advances.”

33	GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses for the fiscal years ended March 31, 2016, 2015 and 2014 consisted of the following:

	For the fiscal year ended March 31,
	2016	2015	2014
		(In millions)
Personnel expenses	¥785,547	¥749,480	¥706,376
Depreciation and amortization	157,672	146,233	137,742
Rent and lease expenses	117,482	116,745	113,314
Building and maintenance expenses	13,966	10,068	8,886
Supplies expenses	16,628	14,865	15,482
Communication expenses	36,634	35,126	35,017
Publicity and advertising expenses	79,453	68,481	56,791
Taxes and dues	76,695	67,913	57,782
Outsourcing expenses	91,837	91,189	88,072
Premiums for deposit insurance	36,175	56,789	54,532
Office equipment expenses	47,621	47,318	40,388
Others	246,553	217,690	208,608

Total general and administrative expenses	¥1,706,263	¥1,621,897	¥1,522,990

34	OTHER EXPENSES

Other expenses for the fiscal years ended March 31, 2016, 2015 and 2014 consisted of the following:

	For the fiscal year ended March 31,
	2016	2015	2014
	(In millions)
Cost of operating leases	¥95,440	¥87,206	¥72,268
Cost related to disposal of assets leased	140,083	171,707	146,196
Cost related to IT solution services and IT systems	90,563	84,300	75,173
Provision for interest repayment	141,024	64,195	49,764
Losses on disposal of property, plant and equipment, and other intangible assets	4,302	6,703	6,763
Impairment losses of property, plant and equipment	4,237	5,108	3,157
Impairment losses of intangible assets	1,278	4	193
Losses on sale of investments in subsidiaries and associates	24	2,221	—
Impairment losses of investments in associates and joint ventures	17,306	4,631	4,686
Others	44,706	79,539	70,580

Total other expenses	¥538,963	¥505,614	¥428,780

35	INCOME TAX EXPENSE

The detail of income tax expense for the fiscal years ended March 31, 2016, 2015 and 2014 was as follows:

	For the fiscal year ended March 31,
	2016	2015	2014
	(In millions)
Current tax:
Charge for period	¥247,046	¥322,838	¥288,269
Deferred tax:
Origination and reversal of temporary differences	130,072	19,378	134,121
Change in the write-down of deferred tax assets on the current fiscal year income tax expense	(34,000)	(7,240)	(21,246)
Changes in Japanese corporation tax rates(1)	29,760	74,971	12,932

Total deferred tax expense	125,832	87,109	125,807

Total income tax expense	¥372,878	¥409,947	¥414,076

(1)	See Note 22 “Deferred Income Tax” for further information on changes in Japanese corporation tax rates.

The following table shows the reconciliations of the effective income tax rates for the fiscal years ended March 31, 2016, 2015 and 2014.

	For the fiscal year ended March 31,
	2016	2015	2014
	(In millions, except percentages)
Profit before tax	¥1,325,700	¥1,132,908	¥1,306,312
Income tax expense	372,878	409,947	414,076
Effective income tax rate	28.1%	36.2%	31.7%
Statutory tax rate in Japan(1)	33.1%	35.6%	38.0%
Non-Japanese earnings	(2.7%)	(3.8%)	(3.6%)
Effect of the change in the write-down of deferred tax assets on the current fiscal year income tax expense	(2.6%)	(0.6%)	(1.6%)
Changes in Japanese corporation tax rates	2.2%	6.6%	1.0%
Tax impact of share of post-tax (profit) loss in associates and joint ventures	(0.8%)	(0.5%)	(0.6%)
Nontaxable dividends received	(0.5%)	(2.4%)	(1.6%)
Tax impact of impairment losses and reversal of impairment losses for investments in associates and joint ventures—net	0.3%	0.2%	0.1%
Gains on step acquisition of subsidiaries and associates and joint ventures which were not taxable	—	(0.1%)	—
Others—net	(0.9%)	1.2%	—

Effective income tax rate	28.1%	36.2%	31.7%

(1)	The statutory tax rate in Japan for the fiscal year ended March 31, 2016 is the aggregate of the effective corporation tax rate of 22.5%, the effective local corporate tax rate of 1.0%, the effective inhabitant tax rate of 3.7% and the effective enterprise tax rate of 5.9%, which is payable by corporate entities on taxable profits under the tax laws in Japan. The effective corporation tax rate was changed from 23.7% and 26.1% which were applied to the fiscal years ended March 31, 2015 and 2014, respectively. The effective inhabitant tax rate and the effective enterprise tax rate were changed from 4.9% and 7.0%, respectively, which were applied to the fiscal years ended March 31, 2015 and 2014. The effective local corporation tax rate of 1.0% was newly applied to the fiscal year ended March 31, 2016. The statutory tax rate in Japan has been changed from the fiscal year beginning April 1, 2016 reflecting the changes in Japanese corporation tax rates as mentioned in Note 22 “Deferred Income Tax.”

36	EARNINGS PER SHARE

The following table shows the income and share data used in the basic and diluted earnings per share calculations for the fiscal years ended March 31, 2016, 2015 and 2014.

	For the fiscal year ended March 31,
	2016	2015	2014
	(In millions, except number of shares and per share data)
Basic:
Profit attributable to shareholders of SMFG	¥843,920	¥614,070	¥766,388
Weighted average number of common stock in issue (in thousands of shares)	1,367,229	1,367,258	1,366,186

Basic earnings per share	¥617.25	¥449.13	¥560.97

Diluted:
Profit attributable to the common shareholders of SMFG	¥843,920	¥614,070	¥766,388
Impact of dilutive potential ordinary shares issued by subsidiaries	(1)	(1)	(1)

Net profit used to determine diluted earnings per share	¥843,919	¥614,069	¥766,387

Weighted average number of common stock in issue (in thousands of shares)	1,367,229	1,367,258	1,366,186
Adjustments for stock options (in thousands of shares)	928	816	699

Weighted average number of common stock for diluted earnings per share (in thousands of shares)	1,368,157	1,368,074	1,366,885

Diluted earnings per share	¥616.83	¥448.86	¥560.68

37	TRANSFERS OF FINANCIAL ASSETS

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

The following tables show the carrying amounts and fair values of transferred financial assets that did not qualify for derecognition and their associated financial liabilities at March 31, 2016 and 2015:

	At March 31, 2016
	Repurchase agreements and securities lending transactions	Loans and advances
		Residential mortgages	Corporate loans	Others
	(In millions)
Carrying amount of assets	¥3,779,078	¥1,278,100	¥1,045,161	¥62,853
Carrying amount of associated liabilities	3,793,528	1,027,050	1,041,981	49,509

For those liabilities that have recourse only to the transferred assets:
Fair value of assets	¥—	¥1,469,579	¥1,049,491	¥63,584
Fair value of associated liabilities	—	1,099,771	1,042,590	49,778

Net position	¥—	¥369,808	¥6,901	¥13,806

	At March 31, 2015
	Repurchase agreements and securities lending transactions	Loans and advances
		Residential mortgages	Corporate loans	Others
	(In millions)
Carrying amount of assets	¥5,692,247	¥1,277,623	¥967,408	¥59,776
Carrying amount of associated liabilities	4,525,235	1,038,648	964,022	47,105

For those liabilities that have recourse only to the transferred assets:
Fair value of assets	¥—	¥1,465,851	¥971,374	¥60,323
Fair value of associated liabilities	—	1,116,452	964,989	47,364

Net position	¥—	¥349,399	¥6,385	¥12,959

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

38	ASSETS PLEDGED AND RECEIVED AS COLLATERAL

Assets Pledged

The carrying amounts of assets pledged as collateral at March 31, 2016 and 2015 were as follows:

	At March 31,
	2016	2015
	(In millions)
Cash and deposits with banks	¥91,690	¥75,678
Call loans and bills bought	433,224	478,457
Trading assets	2,544,777	1,715,157
Financial assets at fair value through profit or loss	1,570,904	1,615,640
Held-to-maturity investments	1,991,865	3,359,911
Available-for-sale financial assets	8,078,808	11,307,019
Loans and advances	2,856,201	3,088,983
Property, plant and equipment	9,557	9,970
Other assets	1,072,516	622,583

Total	¥18,649,542	¥22,273,398

The SMFG Group pledges assets as collateral to secure payables under repurchase agreements, securities lending transactions and securitizations, borrowings or for cash settlements, margins on derivative transactions and certain other purposes. These transactions are conducted under terms that are usual and customary to standard contracts.

Unsecured loaned securities for which the borrowers have the right to sell or repledge were ¥3,785,582 million and ¥5,921,103 million at March 31, 2016 and 2015, respectively.

For the reserve funds with the Bank of Japan and other reserve deposits for foreign offices maintained by the SMFG Group, refer to Note 5 “Cash and Deposits with Banks.”

Assets Received as Collateral

Under certain transactions, including reverse repurchase agreements, securities borrowing, and discounting of bills, the SMFG Group is permitted to resell or repledge the collateral held in the absence of default by the owner of the collateral. These transactions are conducted under terms that are usual and customary for standard contracts. The fair values of securities and bills accepted as collateral were ¥11,947,873 million and ¥10,152,888 million at March 31, 2016 and 2015, respectively. As to the securities received in the reverse repurchase agreements and securities borrowing transactions, the SMFG Group has the obligation to return equivalent securities upon completion of the transactions. The fair value of securities sold or repledged to others was ¥7,369,021 million and ¥5,084,579 million at March 31, 2016 and 2015, respectively.

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

	Title of grantees	Exercise period	Requisite service period	Method of settlement
SMFG Stock Acquisition Rights	Directors, corporate auditors and executive officers of SMFG and SMBC	Not exceeding 30 years from the date of allocation of stock acquisition rights(1)	One year from the date of the ordinary general meeting of shareholders of SMFG to the closing of the next ordinary general meeting of shareholders of SMFG	Common stock of SMFG

(1)	A stock acquisition rights holder can exercise the rights from the day they are relieved of their positions either as a director, a corporate auditor or an executive officer (“Start of Exercise Date”) to 20 years from the Start of Exercise Date.

The number and the weighted average exercise prices of stock options for the fiscal years ended on March 31, 2016 and 2015 were as follows:

	For the fiscal year ended March 31,
	2016		2015
	Number of options(1)	Weighted average exercise price	Number of options(1)	Weighted average exercise price
Outstanding at beginning of period	873,200	¥1	752,800	¥1
Granted	132,400	1	121,900	1
Exercised	(20,400)	1	(1,200)	1
Forfeited or expired	(800)	1	(300)	1

Outstanding at end of period	984,400	¥1	873,200	¥1

Exercisable at end of period	346,300	¥1	217,800	¥1

(1)	Number of options is the number of SMFG’s common stock granted by the exercise of stock options.

The weighted average stock price at the date of exercise was ¥4,361 and ¥4,084 for the fiscal years ended March 31, 2016 and 2015, respectively.

Summarized information about stock options outstanding at March 31, 2016 and 2015 was as follows:

		At March 31,
		2016		2015
	Exercise price	Number of options	Remaining contractual lives in years	Number of options	Remaining contractual lives in years
SMFG Stock Acquisition Rights	¥1	984,400	26.7	873,200	27.3

The amounts of stock options recognized as expenses were measured based on the fair value of stock options granted, which were ¥595 million and ¥451 million for the fiscal years ended March 31, 2016 and 2015, respectively, and included in “General and administrative expenses” in the consolidated income statement. The fair value of stock options was measured using Black-Scholes option-pricing model.

The following table represents the fair value of stock options and the assumptions used to measure the fair value.

	For the fiscal year ended March 31,
	2016	2015
Fair value at measurement date	¥4,904	¥3,661
Stock price	¥5,473	¥4,115
Exercise price	¥1	¥1
Expected volatility(1)	27.38%	28.16%
Expected remaining lives (in years)(2)	4	4
Expected dividends per share(3)	¥150	¥120
Risk free interest rate(4)	0.05%	0.11%

(1)	Calculated based on the actual stock prices during the 4 years from August 19, 2011 to August 18, 2015 and August 16, 2010 to August 15, 2014 for the fiscal years ended March 31, 2016 and 2015, respectively.
(2)	The average expected remaining life could not be estimated rationally due to insufficient amount of data. Therefore, it was estimated based on average remaining service life of directors of SMFG and SMBC.
(3)	Expected dividends are based on the estimated dividends to be paid in next twelve months from the date of grant.
(4)	Japanese government bond yield corresponding to the average expected remaining life.

40	DIVIDENDS PER SHARE

The dividends recognized by the SMFG Group for the fiscal years ended March 31, 2016, 2015 and 2014 were as follows:

	Dividends per share	Aggregate amount
	(In yen)	(In millions)
For the fiscal year ended March 31, 2016:
Common stock	¥155	¥211,922
For the fiscal year ended March 31, 2015:
Common stock	¥125	¥170,908
For the fiscal year ended March 31, 2014:
Common stock	¥125	¥169,973

SMFG proposed to the shareholders the distribution of a dividend of ¥75 per share of common stock totaling ¥105,753 million in respect of the fiscal year ended March 31, 2016. The amount includes ¥3,212 million of dividends distributed to SMFG’s subsidiary. The dividend is subject to the approval at the general meeting of shareholders on June 29, 2016. The consolidated financial statements for the fiscal year ended March 31, 2016 do not include this dividend.

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

Capital Commitments

At March 31, 2016 and 2015, the SMFG Group had ¥2,798,483 million and ¥2,801,802 million, respectively, of contractual commitments to acquire property, plant and equipment including aircraft for leasing business. The contractual commitments to purchase aircraft are based upon fixed price agreements with the manufacturers, an element of which are adjusted for inflation and include price escalation formulas, but are also subject to agreed price concessions where applicable. In addition, the SMFG Group had ¥1,733 million and ¥2,770 million of contractual commitments to acquire intangible assets, such as software at March 31, 2016 and 2015, respectively. The SMFG Group’s management is confident that future net revenues and funding will be sufficient to cover these commitments.

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

The table below shows the nominal amounts of undrawn loan commitments, and financial guarantees and other credit-related contingent liabilities at March 31, 2016 and 2015.

	At March 31,
	2016	2015
	(In millions)
Loan commitments	¥58,026,597	¥53,665,583
Financial guarantees and other credit-related contingent liabilities	7,349,903	7,076,536

Total	¥65,376,500	¥60,742,119

42	ANALYSIS OF FINANCIAL ASSETS AND LIABILITIES BY MEASUREMENT BASIS

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

	At March 31, 2016
	Financial assets and liabilities at fair value through profit or loss	Held-to-maturity investments	Loans and receivables	Available-for-sale financial assets	Financial liabilities measured at amortized cost	Total
	(In millions)
Financial assets:
Cash and deposits with banks(1)	¥6,384	¥—	¥43,138,270	¥—	¥—	¥43,144,654
Call loans and bills bought	—	—	1,291,366	—	—	1,291,366
Reverse repurchase agreements and cash collateral on securities borrowed	—	—	8,236,516	—	—	8,236,516
Trading assets	3,615,092	—	—	—	—	3,615,092
Derivative financial instruments	5,290,825	—	—	—	—	5,290,825
Financial assets at fair value through profit or loss	1,611,877	—	—	—	—	1,611,877
Investment securities(1)	310	2,267,542	—	17,597,495	—	19,865,347
Loans and advances(1)	4,610	—	88,857,761	—	—	88,862,371
Other financial assets(2)	—	—	2,764,315	—	—	2,764,315

Total	¥10,529,098	¥2,267,542	¥144,288,228	¥17,597,495	¥—	¥174,682,363

Financial liabilities:
Deposits(1)	¥23,697	¥—	¥—	¥—	¥125,917,100	¥125,940,797
Call money and bills sold	—	—	—	—	1,220,456	1,220,456
Repurchase agreements and cash collateral on securities lent	—	—	—	—	6,839,474	6,839,474
Trading liabilities	2,197,673	—	—	—	—	2,197,673
Derivative financial instruments	5,086,083	—	—	—	—	5,086,083
Borrowings(1)	1,198	—	—	—	9,912,931	9,914,129
Debt securities in issue(1)	(8,045)	—	—	—	10,837,657	10,829,612
Other financial liabilities(2)	—	—	—	—	5,935,511	5,935,511

Total	¥7,300,606	¥—	¥—	¥—	¥160,663,129	¥167,963,735

	At March 31, 2015
	Financial assets and liabilities at fair value through profit or loss	Held-to-maturity investments	Loans and receivables	Available-for-sale financial assets	Financial liabilities measured at amortized cost	Total
	(In millions)
Financial assets:
Cash and deposits with banks	¥—	¥—	¥40,112,783	¥—	¥—	¥40,112,783
Call loans and bills bought	—	—	1,326,965	—	—	1,326,965
Reverse repurchase agreements and cash collateral on securities borrowed	—	—	7,218,498	—	—	7,218,498
Trading assets	3,243,185	—	—	—	—	3,243,185
Derivative financial instruments	6,471,203	—	—	—	—	6,471,203
Financial assets at fair value through profit or loss	1,785,684	—	—	—	—	1,785,684
Investment securities	—	3,396,895	—	20,842,761	—	24,239,656
Loans and advances(1)	3,422	—	86,968,294	—	—	86,971,716
Other financial assets(2)	—	—	2,565,725	—	—	2,565,725

Total	¥11,503,494	¥3,396,895	¥138,192,265	¥20,842,761	¥—	¥173,935,415

Financial liabilities:
Deposits(1)	¥19,043	¥—	¥—	¥—	¥115,814,937	¥115,833,980
Call money and bills sold	—	—	—	—	5,873,124	5,873,124
Repurchase agreements and cash collateral on securities lent	—	—	—	—	8,820,083	8,820,083
Trading liabilities	2,193,400	—	—	—	—	2,193,400
Derivative financial instruments	6,739,787	—	—	—	—	6,739,787
Borrowings(1)	900	—	—	—	11,216,152	11,217,052
Debt securities in issue(1)	21,206	—	—	—	11,030,225	11,051,431
Other financial liabilities(2)	—	—	—	—	5,020,005	5,020,005

Total	¥8,974,336	¥—	¥—	¥—	¥157,774,526	¥166,748,862

(1)	Embedded derivatives, which are separately accounted for, but presented together with the host contract in the consolidated statement of financial position, are disclosed in this table within the category of “Financial assets and liabilities at fair value through profit or loss.” Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in this table as assets or liabilities to be consistent with the line of the host contract.
(2)	Other financial assets and liabilities comprise of those included in other assets and liabilities, which meet the definition of a financial asset and liability.

43	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

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

The SMFG Group uses valuation techniques commonly used by market participants to price the financial instruments and they have been demonstrated to provide reliable estimates of prices obtained in actual market transactions. The valuation techniques include the DCF method, option pricing models and reference to the current fair value of another instrument that is substantially the same. Key adjustments, such as liquidity risk and credit risk adjustments are also taken into account to derive fair values.

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

The following tables present the carrying amounts of financial assets and liabilities carried at fair value based on the three levels of the fair value hierarchy at March 31, 2016 and 2015.

	At March 31, 2016
	Level 1(2)	Level 2(2)	Level 3	Total
	(In millions)
Financial assets:
Trading assets:
Debt instruments	¥2,513,327	¥660,982	¥—	¥3,174,309
Equity instruments	440,686	97	—	440,783

Total trading assets	2,954,013	661,079	—	3,615,092

Derivative financial instruments:
Interest rate derivatives	99,437	3,228,377	—	3,327,814
Currency derivatives	17	1,899,201	51	1,899,269
Equity derivatives	11,992	20,697	199	32,888
Commodity derivatives	678	23,837	—	24,515
Credit derivatives	—	6,339	—	6,339

Total derivative financial instruments	112,124	5,178,451	250	5,290,825

Financial assets at fair value through profit or loss:
Debt instruments	—	1,570,904	11,667	1,582,571
Equity instruments	1,555	157	27,594	29,306

Total financial assets at fair value through profit or loss	1,555	1,571,061	39,261	1,611,877

Available-for-sale financial assets:
Japanese government bonds	6,528,575	—	—	6,528,575
U.S. Treasury and other U.S. government agency bonds	2,246,130	—	—	2,246,130
Other debt instruments	819,353	2,753,830	2,022	3,575,205
Equity instruments	3,801,218	657,351	789,326	5,247,895

Total available-for-sale financial assets	13,395,276	3,411,181	791,348	17,597,805

Others(1)	—	10,994	—	10,994

Total	¥16,462,968	¥10,832,766	¥830,859	¥28,126,593

Financial liabilities:
Trading liabilities:
Debt instruments	¥2,138,362	¥46,046	¥—	¥2,184,408
Equity instruments	6,611	6,654	—	13,265

Total trading liabilities	2,144,973	52,700	—	2,197,673

Derivative financial instruments:
Interest rate derivatives	99,163	3,177,635	—	3,276,798
Currency derivatives	—	1,714,545	46	1,714,591
Equity derivatives	26,512	33,438	212	60,162
Commodity derivatives	891	22,867	—	23,758
Credit derivatives	—	7,640	3,134	10,774

Total derivative financial instruments	126,566	4,956,125	3,392	5,086,083

Others(1)	—	15,610	1,240	16,850

Total	¥2,271,539	¥5,024,435	¥4,632	¥7,300,606

	At March 31, 2015
	Level 1(2)	Level 2(2)	Level 3	Total
	(In millions)
Financial assets:
Trading assets:
Debt instruments	¥1,701,872	¥916,721	¥—	¥2,618,593
Equity instruments	624,300	292	—	624,592

Total trading assets	2,326,172	917,013	—	3,243,185

Derivative financial instruments:
Interest rate derivatives	86,545	4,291,689	—	4,378,234
Currency derivatives	181	2,014,697	—	2,014,878
Equity derivatives	20,882	25,494	173	46,549
Commodity derivatives	1,829	17,751	—	19,580
Credit derivatives	—	5,606	6,356	11,962

Total derivative financial instruments	109,437	6,355,237	6,529	6,471,203

Financial assets at fair value through profit or loss:
Debt instruments	—	1,615,741	38,518	1,654,259
Equity instruments	3,455	1,056	126,914	131,425

Total financial assets at fair value through profit or loss	3,455	1,616,797	165,432	1,785,684

Available-for-sale financial assets:
Japanese government bonds	9,389,959	—	—	9,389,959
U.S. Treasury and other U.S. government agency bonds	2,062,043	—	—	2,062,043
Other debt instruments	1,088,733	1,865,627	7,086	2,961,446
Equity instruments	4,365,355	1,149,156	914,802	6,429,313

Total available-for-sale financial assets	16,906,090	3,014,783	921,888	20,842,761

Others(1)	—	3,422	—	3,422

Total	¥19,345,154	¥11,907,252	¥1,093,849	¥32,346,255

Financial liabilities:
Trading liabilities:
Debt instruments	¥2,124,548	¥50,765	¥—	¥2,175,313
Equity instruments	18,087	—	—	18,087

Total trading liabilities	2,142,635	50,765	—	2,193,400

Derivative financial instruments:
Interest rate derivatives	96,889	4,318,270	—	4,415,159
Currency derivatives	—	2,231,160	—	2,231,160
Equity derivatives	28,684	40,190	—	68,874
Commodity derivatives	2,466	16,999	—	19,465
Credit derivatives	—	5,129	—	5,129

Total derivative financial instruments	128,039	6,611,748	—	6,739,787

Others(1)	—	39,937	1,212	41,149

Total	¥2,270,674	¥6,702,450	¥1,212	¥8,974,336

(1)	Embedded derivatives are separately accounted for, but presented together with the host contract in the consolidated statement of financial position. In this table, the embedded derivatives whose host contracts are carried at amortized cost are presented within Others, while the remaining are presented within the same category as the host contract. Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in this table as assets or liabilities to be consistent with the host contract. The separated embedded derivatives are measured at fair value using the valuation techniques described in “Derivative financial instruments” below.
(2)	Transfers between levels of the fair value hierarchy are deemed to have occurred at the beginning of the period. There were no significant transfers between Level 1 and Level 2 for the fiscal years ended March 31, 2016 and 2015.

The following tables present reconciliations from the beginning to the ending balances for financial assets and liabilities carried at fair value and categorized within Level 3 of the fair value hierarchy for the fiscal years ended March 31, 2016 and 2015.

	At April 1, 2015	Total gains (losses)		Purchases	Sales	Settlements(1)	Transfers into Level 3(3)	Transfers out of Level 3(3)	At March 31, 2016	Changes in unrealized gains (losses) included in profit or loss related to assets and liabilities held at March 31, 2016
		Included in profit or loss	Included in other comprehensive income
	(In millions)
Derivative financial instruments—net:
Currency derivatives—net	¥—	¥44	¥—	¥—	¥(39)	¥—	¥—	¥—	¥5	¥43
Equity derivatives—net	173	253	—	82	(521)	—	—	—	(13)	278
Credit derivatives—net	6,356	(1,577)	289	—	—	(8,202)	—	—	(3,134)	(1,577)

Total derivative financial instruments—net	6,529	(1,280)	289	82	(560)	(8,202)	—	—	(3,142)	(1,256)

Financial assets at fair value through profit or loss:
Debt instruments	38,518	6,881	—	195	(33,877)	(50)	—	—	11,667	1,770
Equity instruments	126,914	(1,146)	—	3,836	(1,222)	(100,104)	90	(774)	27,594	(1,140)

Total financial assets at fair value through profit or loss	165,432	5,735	—	4,031	(35,099)	(100,154)	90	(774)	39,261	630

Available-for-sale financial assets:
Debt instruments	7,086	14	(160)	166	—	(5,084)	—	—	2,022	15
Equity instruments	914,802	28,730	(80,287)	84,896	(62,463)	(93,759)	242	(2,835)	789,326	(9,611)

Total available-for-sale financial assets	921,888	28,744	(80,447)	85,062	(62,463)	(98,843)	242	(2,835)	791,348	(9,596)

Others(4)—liabilities:	(1,212)	(29)	—	—	—	—	—	1	(1,240)	(720)

Total	¥1,092,637	¥33,170	¥(80,158)	¥89,175	¥(98,122)	¥(207,199)	¥332	¥(3,608)	¥826,227	¥(10,942)

	At April 1, 2014	Total gains (losses)		Purchases(2)	Sales	Settlements(1)(2)	Transfers into Level 3(3)	Transfers out of Level 3(3)	At March 31, 2015	Changes in unrealized gains (losses) included in profit or loss related to assets and liabilities held at March 31, 2015
		Included in profit or loss	Included in other comprehensive income
	(In millions)
Trading assets:
Equity instruments	¥86,473	¥18,504	¥—	¥866	¥(4,309)	¥(101,534)	¥—	¥—	¥—	¥—

Total trading assets	86,473	18,504	—	866	(4,309)	(101,534)	—	—	—	—

Derivative financial instruments—net:
Interest rate derivatives—net	629	—	—	—	—	(629)	—	—	—	—
Equity derivatives—net	118	47	—	25	—	—	—	(17)	173	61
Credit derivatives—net	(2,406)	17,082	226	—	—	(8,546)	—	—	6,356	17,082

Total derivative financial instruments—net	(1,659)	17,129	226	25	—	(9,175)	—	(17)	6,529	17,143

Financial assets at fair value through profit or loss:
Debt instruments	49,611	7,777	—	50	—	(18,912)	—	(8)	38,518	7,777
Equity instruments	140,071	(1,471)	—	2,519	(442)	(7,537)	3	(6,229)	126,914	(1,603)

Total financial assets at fair value through profit or loss	189,682	6,306	—	2,569	(442)	(26,449)	3	(6,237)	165,432	6,174

Available-for-sale financial assets:
Debt instruments	9,445	(643)	60	—	—	(1,776)	—	—	7,086	(465)
Equity instruments	718,624	3,792	62,031	206,887	(12,663)	(45,908)	9	(17,970)	914,802	(7,269)

Total available-for-sale financial assets	728,069	3,149	62,091	206,887	(12,663)	(47,684)	9	(17,970)	921,888	(7,734)

Others(4)—liabilities:	—	(1,212)	—	—	—	—	—	—	(1,212)	(1,212)

Total	¥1,002,565	¥43,876	¥62,317	¥210,347	¥(17,414)	¥(184,842)	¥12	¥(24,224)	¥1,092,637	¥14,371

(1)	Settlements for equity instruments include redemption of preferred stocks, receipt of cash distributions which represent a return of investment, and reclassification from available-for-sale equity instruments to investments in associates and joint ventures as a result of applying the equity method.
(2)	Financial instruments held by certain consolidated investment funds had been classified as trading assets and categorized within Level 3 until March 31, 2015. These funds were deconsolidated at March 31, 2015 and investments in the funds are classified as available-for-sale equity instruments categorized within Level 3. The effects of these events are included in settlements of trading assets and purchases of available-for-sale equity instruments.

(3)	Transfers between levels of the fair value hierarchy are deemed to have occurred at the beginning of the period. For the fiscal year ended March 31, 2016 and 2015, transfers out of Level 3 amounted to ¥3,608 million and ¥24,224 million, respectively, primarily due to an increase in observability of certain private equity investments.
(4)	Embedded derivatives are separately accounted for, but presented together with the host contract in the consolidated statement of financial position. In this table, the embedded derivatives whose host contracts are carried at amortized cost are presented within Others, while the remaining are presented within the same category as the host contract. Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in this table as assets or liabilities to be consistent with the host contract.

The following table presents total gains or losses included in profit or loss for the Level 3 financial assets and liabilities, and changes in unrealized gains or losses included in profit or loss related to those financial assets and liabilities held at March 31, 2016 and 2015 by line item of the consolidated income statement.

	Total gains (losses) included in profit or loss for the fiscal year ended March 31,		Changes in unrealized gains (losses) included in profit or loss related to assets and liabilities held at March 31,
	2016	2015	2016	2015
	(In millions)
Net interest income	¥204	¥78	¥—	¥—
Net trading income (loss)	(1,025)	33,878	(1,486)	15,466
Net income from financial assets at fair value through profit or loss	5,735	6,306	630	6,174
Net investment income	35,424	11,201	—	—
Other income	2,939	—	—	—
Impairment charges on financial assets	(10,107)	(7,587)	(10,086)	(7,269)

Total	¥33,170	¥43,876	¥(10,942)	¥14,371

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

Trading assets and trading liabilities

Debt and equity instruments traded in an active market are measured at fair value using a quoted market price in such a market and they are categorized within Level 1. If a quoted market price is not available, they are measured by using a price quoted by a third party, such as a pricing service or broker, or by reference to the current fair value of another instrument that is substantially the same, based on inputs such as prices obtained from brokers, observable interest rates and spreads. These financial instruments are categorized within Level 2. Debt instruments measured at fair value using the DCF method, where primary inputs are observable interest rates and credit spreads, inferred from the prevailing market rates, are also categorized within Level 2.

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

Some equity and debt instruments in this category are hybrid instruments which have both equity and debt features. These include preferred stocks which are measured at fair value using various valuation models, such as the Monte Carlo Simulation, if they are indexed to the market prices in a stock exchange. These valuation models use the historical volatility of the listed stocks as an input, which are not observable in the market, resulting in these instruments being categorized within Level 3. Other types of preferred stocks and other non-hybrid equity instruments are evaluated using valuation techniques for unlisted stocks, which are normally used for private equity investments. The SMFG Group calculates the fair values of these instruments based on the market approach using market multiples or others in which significant unobservable inputs are used. These instruments are categorized within Level 3.

Available-for-sale financial assets

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

As for equity instruments, listed stocks are measured at fair value based on the market price at a stock exchange and categorized within Level 1 if they are traded in an active market. Unlisted common and preferred stocks in this category are measured at fair value using valuation techniques, similar to those described in “Financial assets at fair value through profit or loss” above. Publicly traded investment trusts and funds are measured at fair value using the market price and are categorized within Level 1 if they are traded in an active market. Instruments whose prices are not available in the market, such as privately offered investment trusts, are measured at fair value based on the unit price, which is usually regarded as an exit price, obtained from the fund administrator or investment management firm. In such a case, these investment trusts and funds are categorized within Level 2. Other investment funds, such as private equity and real estate investment funds, are generally measured at fair value based on net asset value, which includes significant unobservable inputs. These funds are categorized within Level 3.

Significant Unobservable Inputs

The following tables present quantitative information about significant unobservable inputs used in fair value measurement for Level 3 financial assets and liabilities at March 31, 2016 and 2015.

	At March 31, 2016
	Fair value	Valuation technique(s)(1)	Significant unobservable inputs(1)	Range of inputs(1)
	(In millions)
Financial assets:
Derivative financial instruments:
Currency derivatives	¥51	Option model	Foreign exchange volatility	12%-19%
Equity derivatives	199	Option model	Equity volatility	25%-55%
			Equity to equity correlation	61%-83%
Financial assets at fair value through profit or loss:
Debt instruments	11,667	Monte Carlo Simulation	Equity volatility	26%-38%
Equity instruments	27,594	Market multiples	Price/Earnings multiple	8.4x-26.7x
			EV/EBITDA multiple	4.0x
			Liquidity discount	0%-20%
		See note (2) below	—	—
Available-for-sale financial assets:
Debt instruments	2,022	DCF method	Discount margin	7%
Equity instruments	789,326	Market multiples	Price/Book value multiple	0.7x-2.0x
			Price/Earnings multiple	8.9x-47.9x
			EV/EBITDA multiple	6.9x-16.9x
			Price/Embedded value multiple	0.3x
			Liquidity discount	20%
		Monte Carlo Simulation	Equity volatility	33%-53%
		Net asset value(3)	—	—
		See note (2) below	—	—
Financial liabilities:
Derivative financial instruments:
Currency derivatives	¥46	Option model	Foreign exchange volatility	12%-19%
Equity derivatives	212	Option model	Equity volatility	43%-54%
Credit derivatives	3,134	CDO pricing model	Additional withdrawal ratio	49%
Others(4)	1,240	Option model	Equity volatility	40%-51%
			Equity to equity correlation	53%-92%
			Interest rate to interest rate correlation	20%-100%

	At March 31, 2015
	Fair value	Valuation technique(s)(1)	Significant unobservable inputs(1)	Range of inputs(1)
	(In millions)
Financial assets:
Derivative financial instruments:
Equity derivatives	¥173	Option model	Equity volatility	13%-45%
Credit derivatives	6,356	CDO pricing model	Additional withdrawal ratio	50%
Financial assets at fair value through profit or loss:
Debt instruments	38,518	Monte Carlo Simulation	Equity volatility	25%-26%
		Market multiples	Price/Embedded value multiple	0.5x
			Liquidity discount	10%
Equity instruments	126,914	Market multiples	Price/Earnings multiple	8.4x-17.7x
			EV/EBITDA multiple	6.6x
			Liquidity discount	0%-20%
		See note (2) below	—	—
Available-for-sale financial assets:
Debt instruments	7,086	DCF method	Discount margin	1%
Equity instruments	914,802	Market multiples	Price/Book value multiple	0.8x-2.2x
			Price/Earnings multiple	10.9x-35.2x
			EV/EBITDA multiple	6.0x-18.6x
			Price/Embedded value multiple	0.5x
			Liquidity discount	10%-20%
		Monte Carlo Simulation	Equity volatility	28%-55%
		Net asset value(3)	—	—
		See note (2) below	—	—
Financial liabilities:
Others(4)	¥1,212	Option model	Interest rate to interest rate correlation	42%-100%

(1)	Valuation techniques and unobservable inputs for insignificant Level 3 financial assets and liabilities are excluded.
(2)	Fair values of certain equity instruments such as unlisted stocks are estimated on the basis of an analysis of the investee’s financial position and results, risk profile, prospects and other factors. A range of key inputs is not provided in the table as it is not practical to do so given the nature of such valuation techniques.
(3)	The SMFG Group has determined that the net asset value represents fair values of certain investment funds.
(4)	Embedded derivatives are separately accounted for, but presented together with the host contract in the consolidated statement of financial position. In this table, the embedded derivatives whose host contracts are carried at amortized cost are presented within Others, while the remaining are presented within the same category as the host contract. Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in this table as assets or liabilities to be consistent with the host contract.

Volatility

Volatility represents a measure of how much a particular instrument, parameter or index is expected to change in value over time. Equity volatility and foreign exchange volatility refer to the related listed stocks and the related foreign exchange rates, respectively. These volatilities are used in the valuation techniques of preferred stocks and derivatives containing optionality, and estimated based on historical data or information provided by third-party sources, together with other analytical techniques. In general, a significant increase in the volatility in isolation would result in a significantly higher fair value measurement.

Correlation

Correlation represents a measure of the relationship between the movements of two variables, which is expressed as a number between plus and minus one. A positive correlation indicates that two variables move in the same direction while a negative correlation indicates that they move in opposite directions. Interest rate correlation refers to the correlation between two interest rates of different tenors, whereas equity correlation refers to the correlation between stock price movements of different stocks. These correlations are used in the valuation techniques of complex derivatives and estimated based on historical data. In general, a significant increase in the correlation in isolation would result in either a significantly higher or lower fair value measurement, depending on the terms of the instruments.

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

Additional withdrawal ratio

Additional withdrawal ratio represents the expected additional withdrawal ratio of unfunded commitment lines in the reference portfolio (mainly revolving credit facilities for commercial paper backup) concerning the credit loss protection scheme offered to GS. The expected additional withdrawal ratio is estimated based on historical data of actual funded amounts at default for similar portfolios. In general, a significant increase in the additional withdrawal ratio in isolation would have a significant unfavorable impact (i.e., an increase in derivative liabilities or a decrease in derivative assets) on the fair value measurement.

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

	At March 31, 2016
	Total fair value measured using valuation techniques	Effect recorded in profit or loss		Effect recorded directly in equity
		Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
	(In millions)
Financial assets:
Derivative financial instruments:
Currency derivatives	¥51	¥175	¥1	¥—	¥—
Equity derivatives	199	104	65	—	—
Financial assets at fair value through profit or loss:
Debt instruments	11,667	—	—	—	—
Equity instruments	27,594	240	225	—	—
Available-for-sale financial assets:
Debt instruments	2,022	—	—	123	107
Equity instruments	789,326	—	—	20,286	19,682

Financial liabilities:
Derivative financial instruments:
Currency derivatives	¥46	¥4	¥172	¥—	¥—
Equity derivatives	212	212	705	—	—
Credit derivatives	3,134	3,176	21,196	—	—
Others(1)	1,240	3,321	878	—	—

	At March 31, 2015
	Total fair value measured using valuation techniques	Effect recorded in profit or loss		Effect recorded directly in equity
		Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
	(In millions)
Financial assets:
Derivative financial instruments:
Equity derivatives	¥173	¥147	¥42	¥—	¥—
Credit derivatives	6,356	2,971	14,594	—	—
Financial assets at fair value through profit or loss:
Debt instruments	38,518	2,877	2,877	—	—
Equity instruments	126,914	171	171	—	—
Available-for-sale financial assets:
Debt instruments	7,086	—	—	148	122
Equity instruments	914,802	—	—	30,461	30,143

Financial liabilities:
Others(1)	¥1,212	¥370	¥1,651	¥—	¥—

(1)	Embedded derivatives are separately accounted for, but presented together with the host contract in the consolidated statement of financial position. In this table, the embedded derivatives whose host contracts are carried at amortized cost are presented within Others, while the remaining are presented within the same category as the host contract. Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in this table as assets or liabilities to be consistent with the host contract.

Derivative financial instruments (including embedded derivatives)

With respect to the credit loss protection scheme offered to GS, the anticipated losses will vary significantly depending on the expected additional withdrawal ratio of unfunded commitment lines in the reference portfolio. The tables above present the estimates of the impact of changing the expected additional withdrawal ratio from an optimistic (favorable) scenario to a pessimistic (unfavorable) scenario. For the other derivative instruments, including embedded derivatives that are separately accounted for from host contracts, that use correlation or volatility in the valuation techniques, the impact resulting from using a reasonable range of those inputs is estimated where it is expected to be significant.

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

Financial Assets and Liabilities Not Carried at Fair Value

The tables below present the carrying amounts and fair values by level within the fair value hierarchy, as described in “Financial Assets and Liabilities Carried at Fair Value—Fair Value Hierarchy,” of financial assets and liabilities not carried at fair value on the SMFG Group’s consolidated statement of financial position at March 31, 2016 and 2015.

		At March 31, 2016
		Carrying amount	Fair value
	Notes		Total	Level 1	Level 2	Level 3
		(In millions)
Financial assets:
Cash and deposits with banks	a	¥43,144,654	¥43,143,523	¥42,126,966	¥1,016,557	¥—
Call loans and bills bought:
Call loans	a	1,283,758	1,283,925	—	1,283,925	—
Bills bought	a	7,608	7,600	—	7,600	—
Reverse repurchase agreements and cash collateral on securities borrowed	a	8,236,516	8,236,532	—	8,236,532	—
Investment securities:
Held-to-maturity investments	b	2,267,542	2,284,167	2,284,167	—	—
Loans and advances	a	88,862,371	91,821,054	—	379,871	91,441,183
Other financial assets	a	2,764,315	2,760,963	—	2,594,415	166,548

Financial liabilities:
Deposits:
Non-interest-bearing deposits, demand deposits and deposits at notice	c	¥75,198,427	¥75,199,277	¥—	¥75,199,277	¥—
Other deposits	c	50,742,370	50,753,241	—	50,753,241	—
Call money and bills sold:
Call money	c	1,220,456	1,220,455	—	1,220,455	—
Bills sold	c	—	—	—	—	—
Repurchase agreements and cash collateral on securities lent	c	6,839,474	6,839,474	—	6,839,474	—
Borrowings	c	9,914,129	10,058,456	—	10,052,176	6,280
Debt securities in issue	c	10,829,612	11,042,995	—	10,993,728	49,267
Other financial liabilities	c	5,935,511	5,935,212	—	5,791,251	143,961

		At March 31, 2015
		Carrying amount	Fair value
	Notes		Total	Level 1	Level 2	Level 3
		(In millions)
Financial assets:
Cash and deposits with banks	a	¥40,112,783	¥40,112,558	¥39,108,757	¥1,003,801	¥—
Call loans and bills bought:
Call loans	a	1,301,680	1,301,817	—	1,301,817	—
Bills bought	a	25,285	25,263	—	25,263	—
Reverse repurchase agreements and cash collateral on securities borrowed	a	7,218,498	7,220,169	—	7,220,169	—
Investment securities:
Held-to-maturity investments	b	3,396,895	3,417,732	3,417,732	—	—
Loans and advances	a	86,971,716	89,506,551	—	328,670	89,177,881
Other financial assets	a	2,565,725	2,561,487	—	2,391,088	170,399

Financial liabilities:
Deposits:
Non-interest-bearing deposits, demand deposits and deposits at notice	c	¥67,082,287	¥67,085,473	¥—	¥67,085,473	¥—
Other deposits	c	48,751,693	48,757,109	—	48,757,109	—
Call money and bills sold:
Call money	c	5,873,124	5,873,118	—	5,873,118	—
Bills sold	c	—	—	—	—	—
Repurchase agreements and cash collateral on securities lent	c	8,820,083	8,820,083	—	8,820,083	—
Borrowings	c	11,217,052	11,350,636	—	11,345,162	5,474
Debt securities in issue	c	11,051,431	11,272,771	—	11,114,139	158,632
Other financial liabilities	c	5,020,005	5,018,766	—	4,869,157	149,609

Notes:

a.	(i)	The carrying amounts of deposits with banks without maturity and loans with no specified repayment dates represent a reasonable estimate of fair value, considering the nature of these financial instruments.
	(ii)	Financial assets with a remaining maturity of six months or less: The carrying amounts represent a reasonable estimate of fair value.
	(iii)	Financial assets with a remaining maturity of more than six months: Except for impaired loans and advances, the fair values are mostly determined using discounted cash flow models taking into account certain factors including counterparties’ credit ratings, pledged collateral, and market interest rates. The fair values of impaired loans and advances are generally determined by discounting the estimated future cash flows over the time period they are expected to be recovered, and may be based on the appraisal value of underlying collateral as appropriate.
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

The following tables present the information about the impact of offsetting of financial assets and liabilities in the consolidated statement of financial position in accordance with the criteria described in Note 2 “Summary of Significant Accounting Policies,” as well as the impact of netting of financial instruments that are subject to enforceable master netting arrangements or similar agreements but do not qualify for the offsetting criteria at March 31, 2016 and 2015.

	At March 31, 2016
	Gross amounts of recognized financial assets and liabilities	Gross amounts offset in statement of financial position(1)(2)	Net amounts presented in statement of financial position	Related amounts not offset in statement of financial position(3)		Net amounts
				Financial instruments(4)	Cash collateral
	(In millions)
Financial assets(5):
Reverse repurchase agreements and cash collateral on securities borrowed	¥8,467,868	¥(231,352)	¥8,236,516	¥(8,226,208)	¥—	¥10,308
Derivative financial instruments	6,826,303	(1,535,478)	5,290,825	(3,098,883)	(367,063)	1,824,879

Total	¥15,294,171	¥(1,766,830)	¥13,527,341	¥(11,325,091)	¥(367,063)	¥1,835,187

Financial liabilities(5):
Repurchase agreements and cash collateral on securities lent	¥7,070,826	¥(231,352)	¥6,839,474	¥(6,830,800)	¥—	¥8,674
Derivative financial instruments	6,671,250	(1,585,167)	5,086,083	(3,102,895)	(656,294)	1,326,894

Total	¥13,742,076	¥(1,816,519)	¥11,925,557	¥(9,933,695)	¥(656,294)	¥1,335,568

	At March 31, 2015
	Gross amounts of recognized financial assets and liabilities	Gross amounts offset in statement of financial position(1)	Net amounts presented in statement of financial position	Related amounts not offset in statement of financial position(3)		Net amounts
				Financial instruments(4)	Cash collateral
	(In millions)
Financial assets(5):
Reverse repurchase agreements and cash collateral on securities borrowed	¥7,218,498	¥—	¥7,218,498	¥(7,202,069)	¥—	¥16,429
Derivative financial instruments	6,825,760	(354,557)	6,471,203	(4,570,657)	(280,102)	1,620,444

Total	¥14,044,258	¥(354,557)	¥13,689,701	¥(11,772,726)	¥(280,102)	¥1,636,873

Financial liabilities(5):
Repurchase agreements and cash collateral on securities lent	¥8,820,083	¥—	¥8,820,083	¥(8,805,131)	¥—	¥14,952
Derivative financial instruments	7,162,759	(422,972)	6,739,787	(4,685,870)	(730,600)	1,323,317

Total	¥15,982,842	¥(422,972)	¥15,559,870	¥(13,491,001)	¥(730,600)	¥1,338,269

(1)	Amounts offset for derivative financial instruments include cash collateral.
(2)	Amounts offset in the consolidated statement of financial position increased at March 31, 2016 primarily due to a revision of contracts with a central counterparty in this fiscal year, which resulted in them qualifying for offsetting based on the criteria set forth in IAS 32.
(3)	The amounts of financial instruments and cash collateral have been limited to the net amounts presented in the consolidated statement of financial position so as not to include any over-collateralization.
(4)	Financial instruments include non-cash collateral at fair value.
(5)	Financial assets and liabilities include amounts that are both subject to and not subject to enforceable master netting arrangements or similar agreements.

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

Maximum exposure to credit risk before collateral held or other credit enhancements

The following table shows the maximum exposure to credit risk before taking into account any collateral held or other credit enhancements at March 31, 2016 and 2015.

	At March 31,
	2016	2015
	(In millions)
Credit risk exposures relating to assets on the consolidated statement of financial position:
Deposits with banks	¥42,179,465	¥38,938,903
Call loans and bills bought	1,291,366	1,326,965
Reverse repurchase agreements and cash collateral on securities borrowed	8,236,516	7,218,498
Trading assets	3,174,309	2,618,593
Derivative financial instruments	5,290,825	6,471,203
Financial assets at fair value through profit or loss	1,582,571	1,654,259
Investment securities:
Held-to-maturity investments	2,267,542	3,396,895
Available-for-sale financial assets	12,349,910	14,413,448
Loans and advances	88,862,371	86,971,716
Other financial assets	2,764,315	2,565,725
Credit risk exposures relating to off-balance sheet items(1):
Loan commitments	58,026,597	53,665,583
Financial guarantees and other credit-related contingent liabilities	7,349,903	7,076,536

Total	¥233,375,690	¥226,318,324

(1)	The off-balance sheet items represent the nominal amounts of undrawn loan commitments, financial guarantees and other credit-related contingent liabilities.

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

The following table shows the financial effect of collateral and other credit enhancements on loans and advances for borrowers requiring caution and impaired loans and advances at March 31, 2016 and 2015. The maximum collateral amounts included in the disclosure are limited to the carrying value of loans and advances where the credit exposure is over-collateralized.

	At March 31,
	2016	2015
	(In millions)
Loans and advances for borrowers requiring caution and impaired loans and advances	¥3,436,118	¥3,916,948
Financial effect of collateral and other credit enhancements	1,539,900	1,827,023

Concentration of risks of loans and advances with credit risk exposure

An analysis of concentrations of credit risk from loans and advances by geographical sector and industry sector at March 31, 2016 and 2015 is shown below. The concentration by geographical sector is measured based on the domicile of the borrower.

Geographical sector

	At March 31,
	2016	2015
	(In millions)
Domestic	¥63,203,919	¥62,232,077
Foreign:
Americas	10,722,157	9,587,777
Europe	4,982,442	4,699,266
Asia	7,603,424	8,549,341
Others	3,286,103	2,903,247

Total foreign	26,594,126	25,739,631

Gross loans and advances	89,798,045	87,971,708
Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net	(212,957)	(206,440)
Less: Allowance for loan losses	(722,717)	(793,552)

Net loans and advances	¥88,862,371	¥86,971,716

Industry sector

	At March 31,
	2016	2015
	(In millions)
Domestic:
Manufacturing	¥8,298,576	¥8,061,654
Agriculture, forestry, fisheries and mining	184,314	171,855
Construction	1,169,900	1,150,616
Transportation, communications and public enterprises	5,258,899	5,175,949
Wholesale and retail	5,548,103	5,664,385
Finance and insurance	2,684,865	2,869,967
Real estate and goods rental and leasing	9,587,757	8,766,724
Services	4,960,352	4,776,706
Municipalities	1,374,306	1,353,949
Lease financing	2,212,048	2,211,773
Consumer(1)	18,935,521	18,817,259
Others	2,989,278	3,211,240

Total domestic	63,203,919	62,232,077

Foreign:
Public sector	236,290	164,495
Financial institutions	4,067,764	3,880,655
Commerce and industry	20,451,545	20,010,729
Lease financing	357,072	308,128
Others	1,481,455	1,375,624

Total foreign	26,594,126	25,739,631

Gross loans and advances	89,798,045	87,971,708
Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net	(212,957)	(206,440)
Less: Allowance for loan losses	(722,717)	(793,552)

Net loans and advances	¥88,862,371	¥86,971,716

(1)	The balance in Consumer mainly consists of housing loans. The housing loan balances amounted to ¥13,984,755 million and ¥14,087,453 million at March 31, 2016 and 2015, respectively.

The following tables show a disaggregation of the structured finance loans and advances balances, where the repayment source is limited to the cash flows generated by a particular business or asset, and the balances of secured or unsecured consumer loans at March 31, 2016 and 2015. These loans and advances are included in the preceding tables.

Structured finance:

	At March 31,
	2016	2015
	(In millions)
Real estate finance	¥1,971,892	¥1,896,194
Project finance	3,326,624	2,988,040
Other structured finance	360,583	332,132

Total structured finance	¥5,659,099	¥5,216,366

Consumer:

	At March 31,
	2016	2015
	(In millions)
Secured loans(1)	¥15,100,882	¥15,193,732
Unsecured loans	3,834,639	3,623,527

Total consumer	¥18,935,521	¥18,817,259

(1)	The secured loans and advances mainly represent housing loans. The housing loan balances amounted to ¥13,984,755 million and ¥14,087,453 million at March 31, 2016 and 2015, respectively.

Loans and advances by credit quality category

Loans and advances are summarized as follows:

	At March 31,
	2016	2015
	(In millions)
Neither past due nor impaired	¥88,300,045	¥86,206,087
Past due but not impaired	145,413	167,519
Impaired(1)	1,352,587	1,598,102

Gross loans and advances	89,798,045	87,971,708
Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net	(212,957)	(206,440)
Less: Allowance for loan losses	(722,717)	(793,552)

Net loans and advances	¥88,862,371	¥86,971,716

(1)	Loans and advances to borrowers who are classified in the borrower categories of substandard borrowers, potentially bankrupt borrowers, effectively bankrupt borrowers, and bankrupt borrowers described in the obligor grading system represent impaired loans and advances.

Loans and advances neither past due nor impaired

The following tables show the credit quality of the portfolio of loans and advances that were neither past due nor impaired, by geography and by industry based on the corporate obligor grading system of SMBC at March 31, 2016 and 2015. Since the internal rating system of SMBC’s consumer portfolio differs from the corporate obligor grading system, the balances of loans and advances to consumers are included in the grade category of “Other.” Additionally, as the SMFG Group’s subsidiaries are adopting various internal rating systems which differ from SMBC, the grade category of “Other” also includes some balances of loans and advances held by those subsidiaries.

	At March 31, 2016
	Normal				Requiring Caution
	J 1-3	J 4-6	Japanese government and local municipal corporations	Other	J 7	Other	Total
	(In millions)
Domestic:
Manufacturing	¥4,079,745	¥2,312,983	¥—	¥1,482,203	¥249,514	¥30,678	¥8,155,123
Agriculture, forestry, fisheries and mining	120,102	40,283	1,836	4,773	13,935	488	181,417
Construction	256,807	486,372	—	340,084	40,480	15,971	1,139,714
Transportation, communications and public enterprises	2,806,799	1,854,794	130,276	331,062	69,273	18,964	5,211,168
Wholesale and retail	2,100,074	2,339,099	—	762,215	148,212	33,427	5,383,027
Finance and insurance	1,771,768	344,988	3,777	541,677	1,192	12,959	2,676,361
Real estate and goods rental and leasing	4,835,253	2,931,969	60,172	1,379,394	123,198	97,519	9,427,505
Services	1,205,281	2,389,434	368,595	675,641	124,808	42,776	4,806,535
Municipalities	—	—	1,196,218	162,416	—	15,672	1,374,306
Lease financing	—	—	—	2,175,270	—	20,149	2,195,419
Consumer(1)	—	—	—	18,262,468	3,706	205,149	18,471,323
Others	75,001	2,054,174	240,406	430,588	134,481	2,130	2,936,780

Total domestic	17,250,830	14,754,096	2,001,280	26,547,791	908,799	495,882	61,958,678

	G 1-3	G 4-6	—	Other	G 7	Other	Total
Foreign:
Public sector	186,590	43,537	—	5,786	—	346	236,259
Financial institutions	2,336,134	265,339	—	1,430,931	—	26,149	4,058,553
Commerce and industry	13,183,703	2,299,987	—	4,132,695	452,172	160,373	20,228,930
Lease financing	—	—	—	333,664	—	12,138	345,802
Others	961,363	176,170	—	317,251	5,496	11,543	1,471,823

Total foreign	16,667,790	2,785,033	—	6,220,327	457,668	210,549	26,341,367

Total	¥33,918,620	¥17,539,129	¥2,001,280	¥32,768,118	¥1,366,467	¥706,431	¥88,300,045

(1)	The balance in the grade category of “Other” in Consumer includes housing loans, which amounted to ¥13,679,846 million and ¥87,006 million for the borrower category of Normal and Requiring Caution, respectively.

	At March 31, 2015
	Normal				Requiring Caution
	J 1-3	J 4-6	Japanese government and local municipal corporations	Other	J 7	Other	Total
	(In millions)
Domestic:
Manufacturing	¥3,843,395	¥2,265,065	¥—	¥1,493,017	¥250,386	¥40,969	¥7,892,832
Agriculture, forestry, fisheries and mining	124,546	30,655	1,336	5,509	2,101	529	164,676
Construction	177,536	504,951	—	333,352	71,238	19,556	1,106,633
Transportation, communications and public enterprises	2,560,712	1,981,485	128,491	343,328	80,017	21,401	5,115,434
Wholesale and retail	2,052,654	2,478,098	—	735,796	170,310	38,242	5,475,100
Finance and insurance	1,848,302	414,844	4,317	574,410	1,541	14,368	2,857,782
Real estate and goods rental and leasing	3,660,159	3,293,563	73,853	1,240,569	163,554	106,891	8,538,589
Services	1,101,414	2,135,296	491,781	629,407	184,536	49,106	4,591,540
Municipalities	—	—	1,181,671	155,528	—	16,750	1,353,949
Lease financing	—	—	—	2,172,824	—	19,841	2,192,665
Consumer(1)	—	30	—	18,100,141	3,245	233,405	18,336,821
Others	20,437	2,031,238	506,805	410,493	172,733	3,517	3,145,223

Total domestic	15,389,155	15,135,225	2,388,254	26,194,374	1,099,661	564,575	60,771,244

	G 1-3	G 4-6	—	Other	G 7	Other	Total
Foreign:
Public sector	86,490	42,137	—	34,310	—	1,544	164,481
Financial institutions	2,461,053	210,771	—	1,124,623	5,054	23,504	3,825,005
Commerce and industry	13,364,752	2,369,304	—	3,457,416	455,691	134,666	19,781,829
Lease financing	—	—	—	286,219	—	12,839	299,058
Others	872,088	136,065	—	342,176	394	13,747	1,364,470

Total foreign	16,784,383	2,758,277	—	5,244,744	461,139	186,300	25,434,843

Total	¥32,173,538	¥17,893,502	¥2,388,254	¥31,439,118	¥1,560,800	¥750,875	¥86,206,087

(1)	The balance in the grade category of “Other” in Consumer includes housing loans, which amounted to ¥13,756,579 million and ¥94,374 million for the borrower category of Normal and Requiring Caution, respectively.

Loans and advances past due but not impaired

The SMFG Group assesses the credit quality of loans and advances taking into account past due information on a borrower basis, and does not comprehensively collate the data related to the age analysis of loans and advances that were past due but not impaired on an individual basis. The aggregate balances of loans and advances of borrowers with one or more facilities, where any of the facilities are past due for less than three months but not impaired as at March 31, 2016 and 2015 were ¥173,749 million and ¥196,804 million, respectively. Those aggregate balances therefore include individual loans and advances which are not past due. Thus, in the tables below, the SMFG Group provides the amount of loans and advances where the final payment at contractual maturity is past due, by geography and by industry, at March 31, 2016 and 2015. For reference, since all the loans and advances that are past due over three months are treated as impaired, those loans and advances are not included in the tables below.

	At March 31, 2016
	Past due up to 1 month	Past due 1-2 months	Past due 2-3 months	Total
	(In millions)
Domestic:
Manufacturing	¥889	¥70	¥20	¥979
Agriculture, forestry, fisheries and mining	47	—	—	47
Construction	598	276	40	914
Transportation, communications and public enterprises	428	7	2	437
Wholesale and retail	3,419	399	55	3,873
Finance and insurance	161	35	—	196
Real estate and goods rental and leasing	472	288	907	1,667
Services	3,557	323	136	4,016
Lease financing	321	10	47	378
Consumer	43,644	14,159	20,505	78,308
Others	2	12	—	14

Total domestic	53,538	15,579	21,712	90,829

Foreign:
Financial institutions	600	2,176	3,915	6,691
Commerce and industry	7,925	2,031	33,987	43,943
Others	2,249	1,242	459	3,950

Total foreign	10,774	5,449	38,361	54,584

Total	¥64,312	¥21,028	¥60,073	¥145,413

	At March 31, 2015
	Past due up to 1 month	Past due 1-2 months	Past due 2-3 months	Total
	(In millions)
Domestic:
Manufacturing	¥1,617	¥41	¥56	¥1,714
Agriculture, forestry, fisheries and mining	13	—	20	33
Construction	630	118	74	822
Transportation, communications and public enterprises	480	42	9	531
Wholesale and retail	4,262	351	138	4,751
Finance and insurance	597	73	1,957	2,627
Real estate and goods rental and leasing	679	49	248	976
Services	1,771	234	140	2,145
Lease financing	359	19	92	470
Consumer	43,124	19,926	16,890	79,940
Others	4	13	1	18

Total domestic	53,536	20,866	19,625	94,027

Foreign:
Financial institutions	1,266	1,058	32,911	35,235
Commerce and industry	7,428	4,538	21,289	33,255
Others	3,620	1,112	270	5,002

Total foreign	12,314	6,708	54,470	73,492

Total	¥65,850	¥27,574	¥74,095	¥167,519

Impaired loans and advances

The following table shows the impaired loans and advances, by geography and by industry, at March 31, 2016 and 2015.

	At March 31,
	2016	2015
	(In millions)
Domestic:
Manufacturing	¥142,474	¥167,108
Agriculture, forestry, fisheries and mining	2,850	7,146
Construction	29,272	43,161
Transportation, communications and public enterprises	47,294	59,984
Wholesale and retail	161,203	184,534
Finance and insurance	8,308	9,558
Real estate and goods rental and leasing	158,585	227,159
Services	149,801	183,021
Lease financing	16,251	18,638
Consumer	385,890	400,498
Others	52,484	65,999

Total domestic	1,154,412	1,366,806

Foreign:
Public sector	31	14
Financial institutions	2,520	20,415
Commerce and industry	178,672	195,645
Lease financing	11,270	9,070
Others	5,682	6,152

Total foreign	198,175	231,296

Total impaired loans and advances before allowance for loan losses	1,352,587	1,598,102

Less: Allowance for loan losses for impaired loans and advances	(613,510)	(699,207)

Net impaired loans and advances	¥739,077	¥898,895

Renegotiated loans and advances

The following table shows loans and advances at March 31, 2016 and 2015 that would otherwise be past due or impaired, but whose terms have been renegotiated without providing any financial concessions. These loans and advances are mainly classified as requiring caution in the table of “Loans and advances neither past due nor impaired” in the section “Loans and advances by credit quality category.”

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

	At March 31,
	2016	2015
	(In millions)
Renegotiated loans and advances	¥516,434	¥664,973

Trading assets and investment securities

The following table shows an analysis of trading assets, financial assets at fair value through profit or loss, held-to-maturity investments and available-for-sale financial assets based on the external rating system at March 31, 2016 and 2015, excluding equity instruments. Collateral is generally not obtained directly from the issuers.

	At March 31, 2016
	Trading assets	Financial assets at fair value through profit or loss	Held-to-maturity investments	Available-for-sale financial assets	Total
	(In millions)
AAA	¥380,538	¥—	¥—	¥3,849,722	¥4,230,260
AA- to AA+	2,543,308	1,570,904	2,267,542	7,869,813	14,251,567
A- to A+	188,014	—	—	122,019	310,033
Lower than A-	58,580	—	—	481,594	540,174
Unrated	3,869	11,667	—	26,762	42,298

Total	¥3,174,309	¥1,582,571	¥2,267,542	¥12,349,910	¥19,374,332

Impaired available-for-sale financial assets with a carrying amount of ¥1,276 million at March 31, 2016 are included in the table above.

	At March 31, 2015
	Trading assets	Financial assets at fair value through profit or loss	Held-to-maturity investments	Available-for-sale financial assets	Total
	(In millions)
AAA	¥460,501	¥—	¥—	¥3,009,194	¥3,469,695
AA- to AA+	1,865,555	1,615,640	3,396,895	10,729,868	17,607,958
A- to A+	275,434	—	—	216,447	491,881
Lower than A-	15,612	—	—	436,979	452,591
Unrated	1,491	38,619	—	20,960	61,070

Total	¥2,618,593	¥1,654,259	¥3,396,895	¥14,413,448	¥22,083,195

There are no impaired available-for-sale financial assets at March 31, 2015 in the table above.

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

The aggregate VaR for the SMFG Group’s total trading activities at March 31, 2016 was ¥11.0 billion, a decrease from ¥14.5 billion at March 31, 2015 primarily due to a decrease in the net risk exposure of equities.

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the fiscal year ended March 31, 2016:
SMBC Consolidated
Maximum	¥15.8	¥3.7	¥5.9	¥1.7	¥21.4
Minimum	6.3	0.3	0.5	0.8	8.6
Daily average	10.0	1.4	1.8	1.2	13.3
At March 31, 2016	7.6	1.1	1.1	1.3	10.4
SMFG Consolidated
Maximum	¥16.5	¥3.7	¥6.2	¥1.7	¥22.5
Minimum	7.0	0.3	0.7	0.8	9.6
Daily average	10.6	1.4	2.0	1.2	14.2
At March 31, 2016	8.1	1.1	1.2	1.3	11.0

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the fiscal year ended March 31, 2015:
SMBC Consolidated
Maximum	¥11.9	¥3.6	¥9.6	¥1.1	¥19.0
Minimum	4.6	0.7	3.1	0.6	8.9
Daily average	6.7	1.7	5.9	0.8	13.9
At March 31, 2015	6.5	1.3	5.9	1.0	13.8
SMFG Consolidated
Maximum	¥12.5	¥3.6	¥9.9	¥1.1	¥20.2
Minimum	5.4	0.7	3.2	0.6	9.9
Daily average	7.4	1.7	6.2	0.8	14.8
At March 31, 2015	7.2	1.3	6.0	1.0	14.5

(1)	Total for “Maximum,” “Minimum,” and “Daily average” represent the maximum, minimum and daily average of the total of the trading book. For certain subsidiaries, the SMFG Group employs the standardized method and/or the historical simulation method for the VaR calculation method.

(b)	VaR for Non-Trading Activity

(i)	Banking

The aggregate VaR for the SMFG Group’s total banking activities at March 31, 2016 was ¥34.0 billion, a decrease from ¥39.0 billion at March 31, 2015 primarily due to a decrease in the net risk exposure of equities.

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the fiscal year ended March 31, 2016:
SMBC Consolidated
Maximum	¥26.2	¥0.0	¥34.5	¥0.0	¥48.0
Minimum	13.8	0.0	17.4	0.0	23.1
Daily average	20.0	0.0	28.7	0.0	37.8
At March 31, 2016	18.3	0.0	27.4	0.0	33.6
SMFG Consolidated
Maximum	¥26.9	¥0.0	¥34.6	¥0.0	¥48.9
Minimum	14.1	0.0	17.5	0.0	23.5
Daily average	20.8	0.0	28.7	0.0	38.7
At March 31, 2016	18.7	0.0	27.5	0.0	34.0

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the fiscal year ended March 31, 2015:
SMBC Consolidated
Maximum	¥23.7	¥0.0	¥40.3	¥0.0	¥45.1
Minimum	13.6	0.0	28.4	0.0	35.6
Daily average	18.2	0.0	33.7	0.0	40.7
At March 31, 2015	16.8	0.0	31.0	0.0	37.8
SMFG Consolidated
Maximum	¥24.6	¥0.0	¥40.4	¥0.0	¥46.1
Minimum	14.4	0.0	28.5	0.0	36.6
Daily average	19.2	0.0	33.8	0.0	41.7
At March 31, 2015	18.0	0.0	31.1	0.0	39.0

(1)	Total for “Maximum,” “Minimum,” and “Daily average” represent the maximum, minimum and daily average of the total of the banking book.

(ii)	Strategic Equity Investment

The aggregate VaR for the SMFG Group’s strategic equity investment at March 31, 2016 was ¥1,387.6 billion, a decrease from ¥1,447.7 billion at March 31, 2015 primarily due to a decrease in the fair value of the strategic equity investment portfolio.

Equities risk
(In billions)
For the fiscal year ended March 31, 2016:
SMBC Consolidated
Maximum	¥1,529.5
Minimum	1,132.5
Daily average	1,397.7
At March 31, 2016	1,247.0

SMFG Consolidated
Maximum	¥1,677.1
Minimum	1,259.2
Daily average	1,542.1
At March 31, 2016	1,387.6

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

In the event the economic value of a bank declines by more than 20% of total capital as a result of interest rate shocks, that bank would fall into the category of “outlier bank,” as stipulated under Pillar 2 of the Basel Capital Accord. This ratio, known as the outlier ratio, was 2.1% for SMBC on a consolidated basis at March 31, 2016, substantially below the 20% criterion. The decline in economic value based on the outlier framework of SMBC on a consolidated basis is shown in the following table.

	At March 31,
	2016	2015
	(In billions, except percentages)
SMBC Consolidated
Total	¥215.0	¥132.6
Impact of yen interest rates	48.0	21.2
Impact of U.S. dollar interest rates	109.7	57.4
Impact of euro interest rates	40.1	25.5
Percentage of total capital	2.1%	1.3%

Note:	Decline in economic value is the decline of the present value of a banking portfolio after interest rate shocks (1st and 99th percentile of observed interest rate changes using a one-year holding period and an observation period of five years).

(b)	Foreign exchange risk

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

Maturity analysis of financial liabilities at March 31, 2016 and 2015

The following tables show a maturity analysis of the contractual undiscounted cash flows for financial liabilities at March 31, 2016 and 2015. The amount of interest on debt instruments is not included in the maturity tables below due to its insignificance.

	At March 31, 2016
	On demand	Not later than three months	Later than three months and not later than one year	Later than one year and not later than three years	Later than three years and not later than five years	Later than five years	Total
	(In millions)
Non-derivative financial instruments:
Deposits	¥70,422,036	¥34,168,661	¥15,628,231	¥3,914,994	¥864,321	¥918,857	¥125,917,100
Call money and bills sold	28,646	1,188,985	1,566	1,259	—	—	1,220,456
Repurchase agreements and cash collateral on securities lent	1,501	6,795,980	41,993	—	—	—	6,839,474
Trading liabilities	2,197,673	—	—	—	—	—	2,197,673
Borrowings	41,248	3,466,175	2,414,475	829,855	757,557	2,297,931	9,807,241
Debt securities in issue	—	3,943,641	1,203,832	1,693,961	1,504,307	2,503,234	10,848,975
Lease payable	—	6,161	18,212	42,598	33,324	9,710	110,005
Other financial liabilities	1,898,916	3,924,652	17,561	16,148	13,624	64,610	5,935,511
Off balance sheet items:
Loan commitments	58,026,597	—	—	—	—	—	58,026,597
Financial guarantee contracts	7,349,903	—	—	—	—	—	7,349,903

Total non-derivative financial instruments	¥139,966,520	¥53,494,255	¥19,325,870	¥6,498,815	¥3,173,133	¥5,794,342	¥228,252,935

Derivative financial instruments	¥5,086,083	¥—	¥—	¥—	¥—	¥—	¥5,086,083

	At March 31, 2015
	On demand	Not later than three months	Later than three months and not later than one year	Later than one year and not later than three years	Later than three years and not later than five years	Later than five years	Total
	(In millions)
Non-derivative financial instruments:
Deposits	¥62,276,711	¥32,080,713	¥15,994,708	¥3,961,005	¥653,803	¥847,997	¥115,814,937
Call money and bills sold	19,926	5,843,087	10,111	—	—	—	5,873,124
Repurchase agreements and cash collateral on securities lent	1,458	8,818,625	—	—	—	—	8,820,083
Trading liabilities	2,193,400	—	—	—	—	—	2,193,400
Borrowings	87,714	3,577,107	3,691,319	665,327	926,245	2,166,598	11,114,310
Debt securities in issue	—	4,434,310	1,402,856	1,799,923	942,988	2,461,070	11,041,147
Lease payable	—	5,614	16,291	35,407	29,340	19,389	106,041
Other financial liabilities	1,370,975	3,315,104	203,328	20,163	15,119	95,316	5,020,005
Off balance sheet items:
Loan commitments	53,665,583	—	—	—	—	—	53,665,583
Financial guarantee contracts	7,076,536	—	—	—	—	—	7,076,536

Total non-derivative financial instruments	¥126,692,303	¥58,074,560	¥21,318,613	¥6,481,825	¥2,567,495	¥5,590,370	¥220,725,166

Derivative financial instruments	¥6,739,787	¥—	¥—	¥—	¥—	¥—	¥6,739,787

Notes:

1.	Embedded derivatives which are separately accounted for, but presented together with the host contract in the consolidated statement of financial position are not included in the contractual tables above as they relate to the interest cash flow of the host contract, which are also not included in the tables above.
2.	Derivative financial instruments are recorded at fair value and included in the column “On demand.” These instruments are not used for hedging under IAS 39 and the fair value represents the cash flow on demand.

Balance of loans and advances, and deposits at March 31, 2016 and 2015

The following table presents the balance of loans and advances, and deposits at March 31, 2016 and 2015. The balance of deposits, which was mainly composed of individual customer deposits at March 31, 2016 and 2015, exceeded the balance of loans and advances at the same time due to the stable deposit base in Japan.

	At March 31,
	2016	2015
	(In millions)
Loans and advances	¥88,862,371	¥86,971,716
Deposits	125,940,797	115,833,980

The following table presents a breakdown of deposits by domestic and foreign offices. Domestic inter-bank money was classified as “Call money and bills sold” and not included in “Deposits” in the consolidated statement of financial position. Over half of domestic deposits was composed of individual customer deposits.

	At March 31,
	2016	2015
	(In millions)
Domestic offices:
Non-interest-bearing demand deposits	¥17,566,123	¥15,387,795
Interest-bearing demand deposits	44,975,104	40,593,134
Deposits at notice	874,581	821,717
Time deposits	22,921,709	24,186,585
Negotiable certificates of deposit	6,451,869	5,705,862
Others	7,242,800	5,736,495

Total domestic offices	100,032,186	92,431,588

Foreign offices:
Non-interest-bearing demand deposits	1,097,531	862,698
Interest-bearing demand deposits	1,865,098	1,448,643
Deposits at notice	8,819,990	7,968,300
Time deposits	6,222,716	4,897,880
Negotiable certificates of deposit	7,797,966	8,120,036
Others	105,310	104,835

Total foreign offices	25,908,611	23,402,392

Total deposits	¥125,940,797	¥115,833,980

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

These capital reforms increase the minimum common equity requirement from 2% to 4.5% and require banks to hold a capital conservation buffer, which is being phased in from January 2016 with the initial ratio of 0.625% reaching 2.5% by January 2019, to withstand future periods of stress, bringing the total common equity requirement to 7%. The Tier 1 capital requirement will also be increased from 4% to 6%, resulting in a total requirement of 8.5% when combined with the above-mentioned conservation buffer. The total capital requirement remains at the existing level of 8% but will increase to 10.5% by January 2019 due to the capital conservation buffer. Furthermore, a countercyclical buffer within a range of 0% to 2.5% of common equity or other fully loss-absorbing capital has been implemented according to national circumstances. The Group of Central Bank Governors and Heads of Supervision also agreed on transitional arrangements for implementing the new requirements.

In addition to the above-mentioned minimum capital requirements and capital buffer requirements under Basel III, organizations identified by the Financial Stability Board (“FSB”) as Global Systemically Important Financial Institutions (“G-SIFIs”), which as of November 2014 and 2015 included us, are required to maintain an additional 1% to 2.5% of Common Equity Tier 1 capital as a percentage of risk-weighted assets based on the organization’s size, interconnectedness, substitutability, complexity and cross-jurisdictional activity as determined by the FSB. The amount of G-SIFI capital surcharge that applies to the SMFG Group based on the FSB’s determination as of November 2014 and 2015 will be 1% of risk-weighted assets when the requirements are fully applied from 2019. Under the phase-in arrangement of the G-SIFI capital surcharge requirement, the SMFG Group is currently required to maintain 0.25% of Common Equity Tier 1 capital as a percentage of risk-weighted assets.

To reflect the Basel III framework, the FSA changed its capital adequacy guidelines. Under the FSA capital adequacy guidelines, the new capital requirements are being phased in from March 31, 2013 through March 31, 2019. The minimum Common Equity Tier 1 capital requirement and Tier 1 capital requirement has been 4.5% and 6%, respectively since March, 2015. The capital conservation buffer, countercyclical buffer and the G-SIFI capital surcharge are being phased in from March 31, 2016 under the FSA capital adequacy guidelines.

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

Additional Tier 1 capital consists primarily of preferred securities and perpetual subordinated bonds.

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

Regulatory capital

The table below presents the SMFG Group’s total capital ratio, total capital and risk-weighted assets under Japanese GAAP at March 31, 2016 and 2015 based on the Basel III rules.

	At March 31,
	2016	2015
	(In billions, except percentages)
Total risk-weighted capital ratio (consolidated)	17.02%	16.58%
Tier 1 risk-weighted capital ratio (consolidated)	13.68%	12.89%
Common Equity Tier 1 risk-weighted capital ratio (consolidated)	11.81%	11.30%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥11,235.9	¥10,965.9
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	9,031.7	8,528.6
Common Equity Tier 1 capital	7,796.5	7,476.5
Risk-weighted assets	66,011.6	66,136.8
The amount of minimum capital requirements	5,280.9	5,290.9

46	RELATED-PARTY TRANSACTIONS

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

The transaction amounts included in the accounts, in aggregate, by category of related party were as follows:

Transactions with associates and joint ventures

	At March 31,
	2016	2015
	(In millions)
Assets:
Loans and advances	¥225,970	¥244,620
Others	7,931	12,954

Liabilities:
Deposits	¥273,636	¥161,595
Others	12,513	30,036

	For the fiscal year ended March 31,
	2016	2015	2014
	(In millions)
Income statement:
Income (interest income, fee and commission income, and others)	¥34,135	¥23,952	¥19,608
Expense (interest expense and others)	19,169	20,322	19,124

Financial guarantees issued by the SMFG Group for its associates at March 31, 2016 and 2015 were ¥51,256 million and ¥42,361 million, respectively.

Loan commitments to associates and joint ventures at March 31, 2016 and 2015 were ¥134,198 million and ¥148,494 million, respectively.

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

	At March 31,
	2016	2015
	(In millions)
Assets:
Loans and advances	¥31	¥1

Liabilities:
Deposits	¥1,828	¥2,195
Others	89	73

Compensation of Key Management Personnel

The following table presents the compensation expenses of key management personnel.

	For the fiscal year ended March 31,
	2016	2015	2014
	(In millions)
Short-term employee benefits	¥1,161	¥1,463	¥1,232
Share-based compensation	214	251	206

The details of the share-based compensation plan are described in Note 39 “Share-Based Payment.”

There were no post-employment benefits, other long-term benefits and termination benefits for the fiscal years ended March 31, 2016, 2015 and 2014.

47	PRINCIPAL SUBSIDIARIES

Principal Subsidiaries

The SMFG Group’s principal subsidiaries at March 31, 2016 are shown in the list below. The SMFG Group consolidates all entities that the SMFG Group controls. The SMFG Group controls an entity when the SMFG Group is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

Principal domestic subsidiaries

Company Name	Proportion of Ownership Interest(1)	Proportion of Voting Rights(1)		Main Business
	(%)	(%)
Sumitomo Mitsui Banking Corporation	100.0	100.0		Commercial banking
SMBC Trust Bank Ltd.	100.0	100.0		Trust banking
THE MINATO BANK, LTD.	6.0	46.4	(2)	Commercial banking
Kansai Urban Banking Corporation	59.8	60.1		Commercial banking
SMBC Guarantee Co., Ltd.	100.0	100.0		Credit guarantee
Sumitomo Mitsui Finance and Leasing Company, Limited	60.0	60.0		Leasing
SMBC Nikko Securities Inc.	100.0	100.0		Securities
SMBC Friend Securities Co., Ltd.	100.0	100.0		Securities
Sumitomo Mitsui Card Company, Limited	65.9	65.9		Credit card
Cedyna Financial Corporation(3)	100.0	100.0		Credit card and consumer credit
SMBC Consumer Finance Co., Ltd.	100.0	100.0		Consumer lending
SAKURA CARD CO., LTD.(3)	100.0	100.0		Credit card
Mobit Co., LTD.	100.0	100.0		Consumer lending
SMM Auto Finance, Inc.	51.0	51.0		Automobile sales financing
SMBC Finance Service Co., Ltd.	100.0	100.0		Collecting agent and factoring
The Japan Research Institute, Limited	100.0	100.0		System development, data processing, management consulting and economic research
SAKURA KCS Corporation	50.2	50.2		System engineering and data processing
Financial Link Co., Ltd.	100.0	100.0		Data processing service and consulting
SMBC Venture Capital Co., Ltd.	40.0	40.0		Venture capital
SMBC Consulting Co., Ltd.	100.0	100.0		Management consulting and information services
Japan Pension Navigator Co., Ltd.	69.7	69.7		Operational management of defined contribution pension plans

(1)	Percentages of proportion of ownership interest and proportion of voting rights have been truncated.
(2)	The SMFG Group has a 6.0% direct holding in THE MINATO BANK, LTD., and can control a further 40.4% of the voting rights held by SMBC’s retirement benefit trust under contractual agreements between SMBC and the retirement benefit trust.
(3)	Cedyna Financial Corporation merged with SAKURA CARD CO., LTD. on April 1, 2016.

Principal foreign subsidiaries

Company Name	Country of Incorporation	Proportion of Ownership Interest(1)	Proportion of Voting Rights(1)	Main Business
		(%)	(%)
Sumitomo Mitsui Banking Corporation Europe Limited	U.K.	100.0	100.0	Commercial banking
Sumitomo Mitsui Banking Corporation (China) Limited	China	100.0	100.0	Commercial banking
Manufacturers Bank	U.S.A.	100.0	100.0	Commercial banking
Sumitomo Mitsui Banking Corporation of Canada	Canada	100.0	100.0	Commercial banking
Banco Sumitomo Mitsui Brasileiro S.A.	Brazil	100.0	100.0	Commercial banking
JSC Sumitomo Mitsui Rus Bank	Russia	100.0	100.0	Commercial banking
PT Bank Sumitomo Mitsui Indonesia	Indonesia	98.4	98.4	Commercial banking
Sumitomo Mitsui Banking Corporation Malaysia Berhad	Malaysia	100.0	100.0	Commercial banking
SMBC Leasing and Finance, Inc.	U.S.A.	100.0	100.0	Leasing
SMBC Aviation Capital Limited	Ireland	90.0	90.0	Leasing
SMBC Nikko Securities America, Inc.	U.S.A.	100.0	100.0	Securities
SMBC Nikko Capital Markets Limited	U.K.	100.0	100.0	Securities
SMBC Capital Markets, Inc.	U.S.A.	100.0	100.0	Derivatives

(1)	Percentages of proportion of ownership interest and proportion of voting rights have been truncated.

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

The consolidated structured entities include asset backed commercial paper (“ABCP”) conduits which purchase financial assets such as trade accounts receivable and lease receivables by issuing commercial paper to third-party investors. The SMFG Group has contractual agreements to provide liquidity and credit enhancement facilities which can be utilized by those structured entities upon their request.

At March 31, 2016 and 2015, the consolidated ABCP conduits had total assets of ¥933,890 million and ¥910,023 million, respectively. The total notional amounts of the liquidity and credit enhancement facilities provided by the SMFG Group to the consolidated ABCP conduits at March 31, 2016 and 2015 were ¥1,165,463 million and ¥1,101,988 million, respectively, all of which were undrawn.

The SMFG Group did not provide any financial or other support, without having a contractual obligation to do so, to consolidated structured entities during the fiscal years ended March 31, 2016 and 2015.

Unconsolidated Structured Entities

The following tables represent the carrying amounts of the SMFG Group’s interests in unconsolidated structured entities recognized in its consolidated statement of financial position by line item and the maximum exposure to loss from its interests at March 31, 2016 and 2015.

	At March 31, 2016
	Securitizations	Investment funds	Structured finance	Others	Total
	(In millions)
Interests in unconsolidated structured entities recognized in:
Trading assets	¥—	¥170,696	¥—	¥—	¥170,696
Financial assets at fair value through profit or loss	—	—	—	—	—
Investment securities	11,443	906,367	60,633	546	978,989
Loans and advances	1,609,435	—	4,601,526	533,445	6,744,406

Total	¥1,620,878	¥1,077,063	¥4,662,159	¥533,991	¥7,894,091

Maximum exposure to loss from interests in unconsolidated structured entities	¥1,913,474	¥1,079,080	¥5,618,144	¥712,415	¥9,323,113

	At March 31, 2015
	Securitizations	Investment funds	Structured finance	Others	Total
	(In millions)
Interests in unconsolidated structured entities recognized in:
Trading assets	¥—	¥192,057	¥—	¥—	¥192,057
Financial assets at fair value through profit or loss	—	—	—	100,000	100,000
Investment securities	5,996	1,457,674	59,190	5,485	1,528,345
Loans and advances	1,351,933	—	4,078,942	367,706	5,798,581

Total	¥1,357,929	¥1,649,731	¥4,138,132	¥473,191	¥7,618,983

Maximum exposure to loss from interests in unconsolidated structured entities	¥1,586,349	¥1,649,731	¥4,831,148	¥604,315	¥8,671,543

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

The SMFG Group did not provide any financial or other support, without having a contractual obligation to do so, to unconsolidated structured entities during the fiscal years ended March 31, 2016 and 2015.

Securitizations

Securitization entities are established to securitize third-parties’ assets which mainly consist of auto loan receivables, residential and commercial mortgage loans and trade accounts receivable. These entities purchase those assets through loans or notes issued with multiple tranches. The SMFG Group provides loans and loan commitments to these entities or holds senior notes issued by them, in some cases with credit loss protection through guarantees or other credit enhancements provided by the sellers.

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

Acquisition finance

In acquisition finance, structured entities are established by either third-party companies or management of target companies to acquire the equity shares of the target companies. The purchase of the target companies’ shares is financed by debt provided mainly by financial institutions and equity raised by the acquirer. The SMFG Group provides loans to these entities, which are secured by the cash flows from the target companies.

Others

The SMFG Group provides financing to other types of structured entities such as third-party structured entities and repackaging vehicles to facilitate its clients’ funding requirements. The SMFG Group provides loans and loan commitments to these entities.

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

The carrying amount of assets transferred to and income received from sponsored unconsolidated structured entities, where the SMFG Group did not have an interest at the end of the reporting periods, were not significant for the fiscal years ended March 31, 2016 and 2015.

49	ACQUISITIONS

Fiscal Years Ended March 31, 2016

Retail banking business of Citibank Japan Ltd.

On November 1, 2015, SMBC Trust Bank, the SMFG Group’s wholly owned subsidiary, acquired the retail banking business of Citibank Japan Ltd. (“Citibank Japan”), a wholly owned subsidiary of Citigroup Inc. SMBC Trust Bank allocated its non-voting stocks to Citibank Japan as consideration, and SMBC, SMFG’s wholly owned subsidiary, acquired them in cash. Through this acquisition, SMBC Trust Bank is expanding its business model to offer additional products and services, including foreign currency investment products and global services. This acquisition is expected to enable the SMFG Group to expand its customer base, enhance its foreign currency funding source and improve the service capability of the Group as a whole.

The fair values of assets and liabilities of the retail banking business of Citibank Japan at the date of acquisition and the consideration paid were as follows:

At November 1, 2015
(In millions)
Assets:
Cash and deposits with banks	¥2,296,107
All other assets	110,978

Total assets	¥2,407,085

Liabilities:
Deposits	¥2,361,908
All other liabilities	8,620

Total liabilities	¥2,370,528

Net assets acquired	36,557
Goodwill	8,443

Consideration	¥45,000

Consideration:
Fair value of consideration transferred	¥45,000

Total	¥45,000

Acquisition related costs recognized as an expense in “General and administrative expenses” in the consolidated income statement	¥286

The goodwill was attributable to the profitability of the acquired business and the synergies expected to arise after the acquisition. The goodwill and other intangible assets of ¥40,683 million are deductible for Japan tax purposes.

The revenue and profit or loss since the acquisition date to March 31, 2016 and pro forma financial information relating to the retail banking business of Citibank Japan are immaterial to the consolidated financial statements.

Cash consideration paid and cash acquired by obtaining control of the subsidiaries and businesses

The total amount of cash consideration paid and cash acquired by obtaining control of subsidiaries and businesses during the fiscal year ended March 31, 2016 were as follows:

For the fiscal year ended March 31, 2016
(In millions)
Cash consideration paid	¥(46,923)
Cash and cash equivalents transferred as a result of the acquisitions	2,296,517

Cash consideration paid, net of cash and cash equivalents acquired by obtaining control of the subsidiaries and businesses	¥2,249,594

The amounts of assets and liabilities other than cash or cash equivalents in these subsidiaries and businesses were ¥175,263 million and ¥2,430,332 million, respectively.

Fiscal Year Ended March 31, 2015 and 2014

There were no material acquisitions that were accounted for as business combinations during the fiscal year ended March 31, 2015 and 2014.

After the Fiscal Year Ended March 31, 2016

GE Japan GK

On April 1, 2016, SMFL acquired General Electric Company (“GE”) group’s leasing business in Japan by acquiring a 100% equity interest in GE Japan GK (“GE Japan”). The acquired leasing business is comprised mainly of equipment/asset leasing, small-ticket leasing, and automotive leasing. Through this acquisition, the SMFG Group aim to upgrade the marketing strategies and sales capabilities by leveraging GE Japan’s know-how developed under GE, and offer a wide range of financial solutions by enhancing the combined client base of SMFL and GE Japan.

The consideration for this transaction consisted of a cash payment amounting to ¥181 billion.

Further information could not be disclosed as the initial accounting for the business combination is yet to be finalized due to proximity of the acquisition date to the date of authorization for issue of the consolidated financial statements.

50	CURRENT AND NON-CURRENT DISTINCTION

The following tables present an analysis of financial assets and liabilities, excluding cash and deposits with banks, trading assets and liabilities, and derivative financial instruments, by amounts recovered or settled, not more than twelve months or more than twelve months, at March 31, 2016 and 2015.

	At March 31, 2016
	Amounts recovered or settled
	Not more than twelve months	More than twelve months	Total
	(In millions)
Assets:
Call loans and bills bought	¥1,235,296	¥56,070	¥1,291,366
Reverse repurchase agreements and cash collateral on securities borrowed	8,157,904	78,612	8,236,516
Financial assets at fair value through profit or loss	—	1,611,877	1,611,877
Investment securities:
Held-to-maturity investments	1,093,833	1,173,709	2,267,542
Available-for-sale financial assets	3,444,355	14,153,450	17,597,805
Loans and advances	29,410,283	59,452,088	88,862,371
Other financial assets	2,645,489	118,826	2,764,315
Liabilities:
Deposits	¥120,219,012	¥5,721,785	¥125,940,797
Call money and bills sold	1,219,197	1,259	1,220,456
Repurchase agreements and cash collateral on securities lent	6,839,474	—	6,839,474
Borrowings	5,945,391	3,968,738	9,914,129
Debt securities in issue	5,147,326	5,682,286	10,829,612
Other financial liabilities	5,841,129	94,382	5,935,511

	At March 31, 2015
	Amounts recovered or settled
	Not more than twelve months	More than twelve months	Total
	(In millions)
Assets:
Call loans and bills bought	¥1,272,267	¥54,698	¥1,326,965
Reverse repurchase agreements and cash collateral on securities borrowed	7,096,618	121,880	7,218,498
Financial assets at fair value through profit or loss	—	1,785,684	1,785,684
Investment securities:
Held-to-maturity investments	1,393,712	2,003,183	3,396,895
Available-for-sale financial assets	3,759,843	17,082,918	20,842,761
Loans and advances	29,400,474	57,571,242	86,971,716
Other financial assets	2,434,897	130,828	2,565,725
Liabilities:
Deposits	¥110,352,284	¥5,481,696	¥115,833,980
Call money and bills sold	5,873,124	—	5,873,124
Repurchase agreements and cash collateral on securities lent	8,820,083	—	8,820,083
Borrowings	7,377,283	3,839,769	11,217,052
Debt securities in issue	5,837,235	5,214,196	11,051,431
Other financial liabilities	4,889,407	130,598	5,020,005

51	CONDENSED FINANCIAL INFORMATION OF REGISTRANT (SMFG)

Condensed Statement of Financial Position

	At March 31,
	2016	2015
	(In millions)
Assets:
Deposits with SMBC	¥502,450	¥201,862
Investments in SMBC	5,166,345	5,175,789
Loans to SMBC	1,406,565	376,263
Investments in other subsidiaries and associates	994,817	985,374
Other assets	12,104	7,418
Current tax assets	110,953	102,967

Total assets	¥8,193,234	¥6,849,673

Liabilities and equity:
Short-term borrowings from SMBC	¥1,228,030	¥1,228,030
Long-term borrowings	49,000	31,000
Debt securities in issue due to other subsidiaries	275,300	267,974
Debt securities in issue	1,047,037	343,989
Other liabilities	10,804	9,223

Total liabilities	2,610,171	1,880,216

Shareholders’ equity	5,285,632	4,969,457
Other equity instruments holders’ equity	297,431	—

Total equity	5,583,063	4,969,457

Total equity and liabilities	¥8,193,234	¥6,849,673

Condensed Income Statement

	For the fiscal year ended March 31,
	2016	2015	2014
	(In millions)
Income:
Interest income from SMBC	¥18,313	¥9,641	¥46
Dividends from SMBC	522,636	485,449	190,397
Dividends from other subsidiaries and associates	20,508	18,649	16,436
Fees and commission income from subsidiaries	16,622	13,800	13,476
Other income	234	98	96

Total income	578,313	527,637	220,451

Expense:
Interest expense to SMBC	5,753	5,895	6,171
Interest expense to other subsidiaries	12,780	16,170	16,468
Interest expense	12,814	8,886	—
Operating and other expense	9,868	10,712	8,790

Total expense	41,215	41,663	31,429

Profit before tax	537,098	485,974	189,022
Income tax expense	4	4	4

Net profit	¥537,094	¥485,970	¥189,018

Profit attributable to:
Shareholders	534,321	485,970	189,018
Other equity instruments holders	2,773	—	—
Condensed Statement of Cash Flows
	For the fiscal year ended March 31,
	2016	2015	2014
	(In millions)
Operating Activities:
Profit before tax	¥537,098	¥485,974	¥189,022
Income taxes paid—net	(7,980)	(60,722)	(9,146)
Other operating activities—net	(3,019)	(641)	286

Net cash and cash equivalents provided by operating activities	526,099	424,611	180,162

Investing Activities:
Loans provided to SMBC	(1,073,640)	(346,268)	—
Other investing activities—net	(76)	(35)	(191)

Net cash and cash equivalents used in investing activities	(1,073,716)	(346,303)	(191)

Financing Activities:
Proceeds from issuance of long-term borrowings	18,000	31,000	—
Proceeds from issuance of debt securities	754,274	315,268	—
Redemption of debt securities	—	(126,200)	—
Proceeds from issuance of other equity instruments	297,431	—	—
Dividends paid to shareholders	(218,589)	(176,271)	(176,281)
Coupons paid to other equity instruments holders	(2,773)	—	—
Purchases of treasury stock and proceeds from sale of treasury stock—net	(138)	(144)	(481)

Net cash and cash equivalents provided by (used in) financing activities	848,205	43,653	(176,762)

Net increase of cash and cash equivalents	300,588	121,961	3,209
Cash and cash equivalents at beginning of period	201,862	79,901	76,692

Cash and cash equivalents at end of period	¥502,450	¥201,862	¥79,901

Investments in subsidiaries and associates

Investments in subsidiaries and associates are stated at cost. SMFG recognizes dividend income from subsidiaries and associates when its right to receive payment is established.

Investments in other subsidiaries and associates include equity investments in SMFL, SMBC Friend Securities, SMFG Card & Credit, Inc., SMBC Consumer Finance and others at March 31, 2016 and 2015. These companies are incorporated in Japan, and the proportion of ownership interest of SMFG in these companies was the same as described in Note 11 “Investments in Associates and Joint Ventures,” and Note 47 “Principal Subsidiaries.”

Long-term obligations

SMFG had perpetual subordinated bonds of ¥267 billion and ¥267 billion outstanding to its subsidiary, SMFG Preferred Capital JPY 3 Limited, at March 31, 2016 and 2015, respectively. The interest rates of these bonds are fixed until January 2020, which range from 4.0% to 4.5% per annum, and will be floating thereafter. SMFG Preferred Capital JPY 3 Limited issued preferred securities to purchase these bonds.

SMFG had subordinated long-term borrowings amounting to ¥49 billion and ¥31 billion at March 31, 2016 and 2015, respectively. SMFG also had subordinated bonds amounting to ¥607 billion and ¥345 billion, including ¥1 billion and ¥1 billion outstanding to its subsidiary, at March 31, 2016 and 2015, respectively. In addition, during the fiscal year ended March 31, 2016, SMFG issued senior bonds amounting to ¥449 billion, including ¥8 billion outstanding to its subsidiary. For additional information, refer to Note 18 “Borrowings” and Note 19 “Debt Securities in Issue.”

Guarantees

SMFG provided guarantee of ¥224 billion and ¥259 billion at March 31, 2016 and 2015, respectively, to the Deposit Protection Fund of the Association of German Banks with regard to the deposits of the SMBC Dusseldorf branch.

EXHIBIT INDEX

Exhibit number	Description of Exhibit
Exhibit 1.1	Articles of Incorporation of Sumitomo Mitsui Financial Group, Inc., as amended on June 29, 2016 (English translation)

Exhibit 1.2	Regulations of Board of Directors of Sumitomo Mitsui Financial Group, Inc., as amended on October 1, 2015 (English translation)

Exhibit 1.3	Share Handling Regulations of Sumitomo Mitsui Financial Group, Inc., as amended on April 1, 2012 (English translation)*

Exhibit 2.1	Form of Deposit Agreement among the registrant, Citibank, N.A., as Depositary, and all owners and holders from time to time of American Depositary Shares issued thereunder**

Exhibit 8	List of subsidiaries of Sumitomo Mitsui Financial Group, Inc., at March 31, 2016

Exhibit 11	Code of Ethics of Sumitomo Mitsui Financial Group, Inc.***

Exhibit 12.1	CEO Certification Required by Rule 13a-14(a) (17 CFR 240.13a-14(a))

Exhibit 12.2	CFO Certification Required by Rule 13a-14(a) (17 CFR 240.13a-14(a))

Exhibit 13.1	Certification Required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

Exhibit 13.2	Certification Required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

Exhibit 15.1	Consent of Independent Registered Public Accounting Firm

*	Incorporated by reference to our annual report on Form 20-F (File No. 001-34919) filed on July 23, 2012.
**	Incorporated by reference to our registration statement on Form 20-F (File No. 001-34919) filed on October 20, 2010.
***	Incorporated by reference to our annual report on Form 20-F (File No. 001-34919) filed on July 29, 2011.