Form 20-F
period 2017-03-31
SUMITOMO MITSUI FINANCIAL GROUP, INC.
filed 2017-06-29
CIK 1022837

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2017

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

At March 31, 2017, the following shares of capital stock were outstanding: 1,414,055,625 shares of common stock (including 4,028,883 shares of common stock held by the registrant and its consolidated subsidiaries and equity-method associates as treasury stock).

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).     Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☒	Accelerated Filer ☐	Non-accelerated Filer ☐	Emerging Growth Company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.    ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those in the forward-looking statements as a result of various factors, and the differences may be material. Potential risks and uncertainties include, without limitation, the following:

•	deterioration of Japanese and global economic conditions and financial markets;

•	declines in the value of our securities portfolio;

•	changes in the level or volatility of market rates or prices;

•	constraints on our operations due to capital adequacy requirements;

•	problems of other financial institutions;

•	adverse regulatory developments or changes in government policies;

•	incurrence of significant credit-related costs;

•	a significant downgrade of our credit ratings;

•	exposure to new risks as we expand the scope of our business;

•	our ability to successfully implement our business strategy through our subsidiaries, affiliates and alliance partners;

•	the industry specific risks of the consumer finance industry;

•	the recoverability of deferred tax assets;

•	insufficient liquidity; and

•	litigation and regulatory proceedings.

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

3.A.    SELECTED FINANCIAL DATA

Selected Financial Data

The following selected financial data at and for each of the five fiscal years ended March 31, 2017, 2016, 2015, 2014 and 2013 have been derived from our consolidated financial statements. You should read this data together with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this annual report.

	For the fiscal year ended and at March 31,
	2017	2016	2015	2014	2013
	(In millions, except per share data)
Consolidated income statement data:
Interest income	¥1,900,261	¥1,872,584	¥1,782,621	¥1,714,044	¥1,725,723
Interest expense	502,338	431,101	371,107	320,511	321,570

Net interest income	1,397,923	1,441,483	1,411,514	1,393,533	1,404,153

Fee and commission income	1,066,412	1,031,680	1,002,766	1,003,169	948,685
Fee and commission expense	181,573	131,381	129,253	127,959	127,054

Net fee and commission income	884,839	900,299	873,513	875,210	821,631

Net trading income	183,963	462,682	127,759	135,218	105,302
Net income from financial assets at fair value through profit or loss	2,018	12,260	22,678	58,586	15,794
Net investment income	305,327	375,229	371,064	332,265	223,404
Other income	573,825	496,273	525,905	429,541	324,403

Total operating income	3,347,895	3,688,226	3,332,433	3,224,353	2,894,687

Impairment charges (reversals) on financial assets	212,967	148,356	90,138	(14,275)	270,145

Net operating income	3,134,928	3,539,870	3,242,295	3,238,628	2,624,542

General and administrative expenses	1,752,135	1,706,263	1,621,897	1,522,990	1,447,116
Other expenses	531,759	538,963	505,614	428,780	287,896

Operating expenses	2,283,894	2,245,226	2,127,511	1,951,770	1,735,012

Share of post-tax profit of associates and joint ventures	29,318	31,056	18,124	19,454	19,593

Profit before tax	880,352	1,325,700	1,132,908	1,306,312	909,123

Income tax expense	139,766	372,878	409,947	414,076	255,300

Net profit	¥740,586	¥952,822	¥722,961	¥892,236	¥653,823

	For the fiscal year ended and at March 31,
	2017	2016	2015	2014	2013
	(In millions, except per share data)
Profit attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥627,870	¥843,920	¥614,070	¥766,388	¥535,976
Non-controlling interests	104,787	106,129	108,891	125,848	117,847
Other equity instruments holders	7,929	2,773	—	—	—
Earnings per share:
Basic	¥459	¥617	¥449	¥561	¥396
Diluted	458	617	449	561	395
Weighted average number of common shares in issue (in thousands of shares)	1,369,231	1,367,229	1,367,258	1,366,186	1,353,926
Dividends per share in respect of each fiscal year:
Common stock	¥150	¥155	¥125	¥125	¥100
	$1.34	$1.38	$1.04	$1.22	$1.06
Consolidated statement of financial position data:
Total assets	¥191,150,981	¥180,172,652	¥179,181,466	¥158,631,041	¥147,770,475
Loans and advances	95,273,845	88,862,371	86,971,716	81,244,982	75,987,057
Total liabilities	179,263,698	169,130,553	168,160,616	149,215,851	139,210,786
Deposits	130,295,290	125,940,797	115,833,980	108,370,494	101,021,413
Borrowings	12,245,943	9,914,129	11,217,052	8,463,363	6,475,543
Debt securities in issue	11,165,623	10,829,612	11,051,431	8,769,094	7,950,020
Total equity	11,887,283	11,042,099	11,020,850	9,415,190	8,559,689
Capital stock	2,337,896	2,337,896	2,337,896	2,337,896	2,337,896

Exchange Rates

We maintain our accounts in yen. The following table sets forth for the indicated periods the median exchange rates for buying and selling spot dollars by telegraphic transfer against yen as determined by the Bank, expressed in Japanese yen per $1.00.

	High	Low	Period end	Average(1)
	(Yen per dollar)
Fiscal year ended March 31,
2013	¥96.45	¥77.57	¥94.01	¥83.31
2014	105.37	92.91	102.88	100.47
2015	121.59	101.25	120.15	110.61
2016	125.51	111.17	112.62	120.12
2017	118.20	99.81	112.19	108.69
Most recent six months:
December	118.20	113.58	116.49	115.99
January	117.96	112.80	113.81	114.78
February	114.46	111.77	112.46	113.11
March	115.23	110.46	112.19	113.05
April	111.47	108.32	111.21	110.13
May	114.26	110.91	110.91	112.26
June (through June 15, 2017)	111.65	109.53	109.72	110.27

(1)	Average exchange rates have been calculated by using the average of the exchange rates on the last day of each month during a fiscal year, except for the monthly average rates, which represent the averages of the exchange rates for each day of the relevant months.

The median exchange rate quotation by the Bank for buying and selling spot dollars by telegraphic transfer against yen on June 15, 2017 was ¥109.72 = $1.00.

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

Our financial condition and results of operations are materially affected by general economic conditions and financial markets in Japan and foreign countries, which would be influenced by the changes of various factors. These include fiscal and monetary policies, and laws, regulations and policies on financial markets. Those factors include, for example, the Japanese consumption tax rate. The Japanese consumption tax rate increased from 5% to 8% in April 2014 and was scheduled to further increase to 10% in April 2017. However, Japan’s Prime Minister announced in June 2016 that the increase in the consumption tax rate to 10% would be postponed until October 2019, and, following the announcement, the Consumption Tax Act and related laws were amended in November 2016. Furthermore, geopolitical instability in various parts of the world, including North Africa, the Middle East, Asia and Eastern Europe and material changes in regional economic or political unions or associations between countries, including, for example, the United Kingdom’s expected exit from the European Union as a result of the referendum held in June 2016 and initiation of formal exit procedures by the United Kingdom’s Prime Minister in March 2017, could also contribute to economic instability in those and other regions, which could adversely affect Japanese and global economic conditions.

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

The reported value of our available-for-sale equity instruments accounted for 3.0% of our total assets at March 31, 2017, approximately 88.6% of which were Japanese equity securities. This value depends mainly on prices of the instruments in the stock market. In addition, the reported value, gross unrealized gains and losses, and cost of those available-for-sale equity instruments at March 31, 2017 are described in “Item 5.A. Operating Results—Investment Securities.”

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

We engage in trading and investing activities dealing with various kinds of financial instruments such as bonds, equities, currencies, derivatives and funds. For example, we have substantial investments in debt securities. At March 31, 2017, we had ¥6 trillion of Japanese government bonds classified as available-for-sale financial assets, which accounted for approximately 3.0% of our total assets.

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

With respect to the quantity of the capital base, the minimum Common Equity Tier 1 risk-weighted capital ratios applicable to us and the Bank have been 4.5% since March 2015. Moreover, we are required to hold a capital conservation buffer to withstand future periods of stress and a countercyclical buffer as additional capital to reduce the buildup of systemic risk in periods and locations of excessive credit growth. The capital conservation buffer started to be phased in from March 2016, with the initial ratio of 0.625% reaching 2.5% by March 2019. Under the phase-in arrangement, we are currently required to maintain 1.25% of Common Equity Tier 1 risk-weighted capital as a percentage of risk weighted assets. As a result, the total minimum Common Equity Tier 1 risk-weighted capital ratio will be increased to 7%, and the total minimum risk-weighted capital ratio will be increased to 10.5% in March 2019. The countercyclical buffer, which started to be phased in from March 2016, is calculated as the weighted average of the buffers in effect in the jurisdictions to which we have credit exposure, with a maximum of 2.5% when fully implemented in March 2019.

In addition, in each year since 2014, we and certain other organizations have been identified by the Financial Stability Board (“FSB”) as Global Systemically Important Banks (“G-SIBs”). The list of G-SIBs is updated each year in November, and the requirements for additional capital, in the form of a capital surcharge above the Basel III minimum requirement, have been applied from 2016, initially to those financial institutions identified in 2014 as G-SIBs including us. This requirement is commonly referred to as the G-SIB capital surcharge. Based on the list, we will be required to maintain an additional 1% of Common Equity Tier 1 capital as a percentage of risk-weighted assets when the requirement is fully applied from 2019. Under the phase-in requirements, we are currently required to maintain 0.5% of Common Equity Tier 1 capital as a percentage of risk-weighted assets. G-SIBs will also be subject to a global standard for Total Loss-Absorbing Capacity (“TLAC”), which defines certain minimum requirements for total loss-absorbing capacity so that if G-SIBs fail, they will have sufficient loss absorbing and recapitalization capacity available in resolution. In November 2015, the FSB published the final TLAC standard. As a G-SIB, we will be subject to the final TLAC standard, as implemented in Japan.

At March 31, 2017, on a consolidated basis, our total risk-weighted capital ratio, Tier 1 risk-weighted capital ratio and Common Equity Tier 1 risk-weighted capital ratio were 16.93%, 14.07% and 12.17%, compared to the minimum required ratios of 9.75%, 7.75% and 6.25%, respectively. All the minimum required ratios stated above include the capital conservation buffer of 1.25% and the G-SIB capital surcharge of 0.5%, but exclude the countercyclical buffer requirements.

Our and the Bank’s capital ratios could decline as a result of decreases in Tier 1 and Tier 2 capital or increases in risk-weighted assets. The following circumstances, among others, could reduce our risk-weighted capital ratio and that of the Bank:

•	declines in the value of securities;

•

inability to refinance existing subordinated debt obligations or preferred securities eligible for inclusion as Tier 1 capital or Tier 2 capital only for the phase-out period with those qualified as regulatory capital under the new capital adequacy requirements which phased in from March 2013; and

•

increases in risk-weighted assets resulting from business growth, strategic investments, borrower downgrades, changes in parameters such as probability of default (“PD”) or regulatory reforms including the revision to the standardized approach for credit risk and capital floors.

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

If our or the Bank’s capital ratios fall below required levels, the FSA may require us or the Bank to take a variety of corrective actions, including withdrawal from all international operations or suspension of all or part of our operations, which may indirectly affect our ability to fulfill our contractual obligations or may result in restrictions on our businesses. Failure to maintain capital levels under the capital buffer requirements under Basel III and the requirement for the G-SIB capital surcharge will result in restrictions on capital distributions, such as dividends, share buybacks, discretionary payments on other Tier 1 capital instruments and bonuses. In addition, some of our and the Bank’s domestic and overseas subsidiaries are also subject to local capital ratio requirements. Failure of those subsidiaries to meet local requirements may result in administrative actions or sanctions imposed by local regulatory authorities.

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

Changes in the regulatory environment may adversely affect our financial condition and results of operations. In particular, the financial crisis in 2008 has led to calls for significant financial reform measures, and various governments are at different stages of enacting or implementing legislation that will affect financial institutions.

In response to the turmoil following the financial crisis, regulatory authorities reviewed and revised capital adequacy guidelines, particularly in relation to quality of capital and accounting standards; such revisions could adversely affect our capital ratios. In December 2010, the BCBS published the Basel III rules text, setting out certain changes to capital requirements which include raising the quality of banks’ capital bases, enhancing risk coverage, inhibiting leverage, reducing pro-cyclicality and introducing liquidity regulation, many of which have been fully applied or phased-in in Japan based on the Basel III implementation schedule.

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

These and similar, or any other kind of significant regulatory developments could adversely affect our capital ratios and results of operations. For further details, see “Item 4.B. Business Overview—Regulations in Japan, Regulations in the United States, and Regulations in Other Jurisdictions.” Since those changes in regulation or fiscal or other policies and their effects are unpredictable and beyond our control, we may not be able to comply with those changes at all times, despite our efforts. Any such failures could result in administrative or judicial proceedings against us, including suspension of our business and financial penalties, which could materially and adversely affect our business, reputation, results of operations and financial condition.

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

Increased competition in Japan may put downward pressure on prices for our financial services, cause us to lose market share or require us to incur additional expenses in order to remain competitive. Internationally, various forms of financial support provided by foreign governments to foreign banks and other financial institutions may reduce the cost of capital to those institutions and otherwise give them competitive advantages. In addition, new entrants into the financial services industry, including companies in the financial technology (“Fintech”) sector, may further intensify competition in the business environments in which we operate, and as a result, we may be forced to adapt our business to compete more effectively. There can be no assurance that we will be able to respond effectively to current or future competition.

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

In addition, changes in laws or government policies may have an adverse impact on the rights of creditors. For example, the Government of Japan has provided or may provide in the future government guarantees and other government support measures in response to the financial crisis or other unexpected incidents such as large-scale natural disasters and any subsequent collateral events. Even if our current or future loans to borrowers have received or will receive any government support measures, it is unclear to what extent those loans will benefit, directly or indirectly, from the current or any future government guarantees or support measures.

In addition, our NPLs may increase and there may be additional credit costs if we fail to accurately estimate the incurred losses in our loan portfolio. These estimates require difficult, subjective and complex judgments such as credit evaluation of our borrowers, valuation of collateral and forecasts of economic conditions.

The ratio of impaired loans and advances to the total loans and advances, both net of allowance for loan losses, were 0.7%, 0.8% and 1.0% at March 31, 2017, 2016 and 2015, respectively. For further information, see “Item 5.A. Operating Results—Loans and Advances.”

A significant downgrade of our credit ratings could have a negative effect on us.

At the date of this annual report, SMFG has the issuer ratings of A1/P-1 from Moody’s Japan K.K., (“Moody’s”), the issuer credit rating of A- from S&P Global Ratings Japan Inc. (“S&P”) and the foreign and local currency issuer default ratings of A/F1 from Fitch Ratings Japan Limited (“Fitch”). There can be no assurance that these ratings will be maintained.

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

In May 2017, we and the Bank announced a new medium-term management plan through March 2020. We believe that we have targeted appropriate business areas. However, our initiatives to offer new products and services and to increase sales of our existing products and services may not succeed, if market conditions do not stabilize, market opportunities develop more slowly than expected, our initiatives have less potential than we envisioned originally or the profitability of these products and services is undermined by competitive pressures. Consequently, we may be unable to achieve or maintain profitability in our targeted business areas.

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

Sales of our shares by us may have an adverse effect on the market price of our shares and may dilute existing shareholders.

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

In all aspects of our business, we use information technology systems to deliver services to and execute transactions on behalf of our customers as well as for back-office operations. We therefore depend on the capacity and reliability of the electronic and information technology systems supporting our operations. We may encounter service disruptions in the future, owing to failures of these information technology systems. Our information technology systems are subject to damage or incapacitation as a result of quality problems, human errors, natural disasters, power losses, sabotage, computer viruses, acts of terrorism, cyber attacks and similar events. In particular, cyber attacks are becoming more elaborate and, given our reliance on information technology systems in our business, any impairment or destruction of such systems may interfere with, or temporarily prevent us from continuing, our operations. While we have taken steps to protect information technology systems from those risks, including by establishing data recovery capability and functionality, these measures may not be sufficient. In addition, we may not be prepared to address all contingencies that could arise in the event of a major disruption of services. The failure to address such contingencies could harm our relationships with customers or adversely affect our provision of services to customers.

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

Transactions involving Iran and other countries and targets that are subject to U.S. or other financial sanctions may lead some potential customers and investors to avoid doing business with us or investing in our securities or may limit our business operations.

U.S. law generally prohibits or substantially restricts U.S. persons from doing business with countries, a region and persons that are the subject of sanctions administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) or other agencies (“Restricted Targets” which include Iran, North Korea, Sudan, Syria, Cuba and the Crimea region of Ukraine). Other applicable financial sanctions are administered by the Ministry of Finance of Japan and authorities in other countries.

We maintain a Group-wide policy designed to ensure compliance with U.S. and other applicable sanctions laws and regulations. Our non-U.S. offices engage in transactions relating to the Restricted Targets in compliance with applicable laws and regulations. These activities include remittance of Japanese yen with respect to our customers’ export or import transactions, maintenance of correspondent banking accounts with Iranian banks, including the Central Bank of Iran, and the payment of fees in Japanese yen to certain Iranian banks in connection with performance bonds issued in the past by the Bank through these Iranian banks related to our customers’ projects in Iran. The performance bonds expired and have not been renewed, but the Bank continues to be obligated to pay certain fees to the Iranian banks. In addition, we maintain a representative office in Iran that mainly performs an information-collecting function and liaising with non-SDN Iranian parties on behalf of our non-U.S. offices.

We do not believe that our operations relating to the Restricted Targets materially affect our business, financial condition or results of operations. A limited number of potential violations of U.S. economic sanctions by the Bank have been identified and voluntarily disclosed to OFAC. These transactions resulted from the inherent limitation on information about underlying transactions that can be obtained in the course of normal banking operations, inadvertent operational errors, or from the lack of familiarity of some personnel of the Bank with the requirements of the relevant regulations in the past. We have continuously strengthened our Group-wide OFAC and other financial sanctions compliance program in an effort to prevent the recurrence of such potential violations. We settled some of the voluntarily disclosed potential violations with OFAC while others remain unsettled. However, in light of the inadvertent nature of such potential violations and the degree to which our strengthened compliance program aims to mitigate the risk of potential violations, we do not believe that our settlement with OFAC, or any possible penalties that OFAC may impose with respect to the other potential violations that remain unsettled, will have a material impact on our reputation, financial condition or results of operations, or on the prices of our securities.

We are aware of initiatives by U.S. states and U.S. institutional investors, such as pension funds, to adopt laws, regulations or policies prohibiting transactions with or investment in, or requiring divestment from, entities engaged in certain business with Iran and other Restricted Targets. It is possible that such laws and initiatives may result in our inability to enter into transactions with those entities that are subject to such prohibitions or to retain or acquire such entities as customers or investors in our securities.

In recent years, the U.S. government implemented a number of sanctions targeting non-U.S. persons for activities undertaken outside the United States (“secondary sanctions”) that involve specific sanctions targets or certain activities including, among other things, certain transactions related to Iran’s energy, petrochemical, shipping or shipbuilding sectors. Pursuant to the July 14, 2015 Joint Comprehensive Plan of Action (“JCPOA”) agreed to by the five permanent members of the United Nations Security Council plus Germany and Iran, with the European Union, on January 16, 2016 (“Implementation Day”), the United States lifted U.S. nuclear-related secondary sanctions targeting Iran. Even after Implementation Day, certain secondary sanctions remain in effect, including those targeting significant transactions involving Iranian or Iran-related Specially Designated Nationals and Blocked Persons (“SDNs”). In accordance with applicable laws and regulations, the Bank intends to provide certain services, including settlement services in connection with customers’ trade transactions between Japan and Iran, to the extent that such activities are not targeted by remaining secondary sanctions. For more details of relevant laws and regulations, see “Item 4.B. Business Overview—Regulations in the United States—Laws Prohibiting Money Laundering and Terrorist Financing.”

In addition, the U.S. government and authorities in other countries have enacted a series of Ukraine-related sanctions, including those under the U.S. Ukraine-Related Sanctions Regulations, the U.S. Ukraine Freedom Support Act of 2014 and “sectoral” sanctions on the financial, energy and defense sectors of the Russian economy.

The laws, regulations and sanctions referenced above or similar legislative or regulatory developments in the U.S., Japan or other jurisdictions where applicable, may further limit our business operations. If we were determined to have engaged in activities targeted by certain U.S. statutes, Executive Orders or regulations, we could lose our ability to open or maintain correspondent or payable-through accounts with U.S. financial institutions, among other potential sanctions. In addition, depending on sociopolitical developments, even though we take measures designed to ensure compliance with applicable laws and regulations, our reputation may suffer due to our association with the Restricted Targets. The above circumstances could have a significant adverse effect on our business or the prices of our securities.

Our business operations are exposed to risks of natural disasters, terrorism, pandemics and other calamities.

Our business operations are subject to the risks of natural disasters, terrorism, pandemics, blackouts, geopolitical incidents and other calamities, any of which could impair our business operations. Despite our preparation of operation manuals and other backup measures and procedures, such calamities could cause us to suspend operations and could adversely affect our businesses, financial condition and results of operations. Large-scale natural disasters such as the Great East Japan Earthquake of March 2011 and any subsequent collateral events, may adversely affect economic conditions in general, the financial conditions of our corporate and individual customers and stock market prices, or cause other negative effects, any or all of which could materially and adversely affect our financial condition and results of operations owing to, for example, an associated increase in the amount of credit-related costs or an increase in losses related to our holdings of securities.

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

Other Risks

It may not be possible for investors to effect service of process within the United States upon us or our directors or senior management, or to enforce against us or those persons judgments obtained in U.S. courts predicated upon the civil liability provisions of the U.S. federal or state securities laws.

We are a joint stock corporation incorporated under the laws of Japan. Almost all of our directors and senior management reside outside the United States. Many of our assets and the assets of these persons are located in Japan and elsewhere outside the United States. It may not be possible, therefore, for U.S. investors to affect service of process within the United States upon us or these persons or to enforce, against us or these persons, judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal or state securities laws. We believe that there is doubt as to the enforceability in Japan, in original actions or in actions to enforce judgments of U.S. courts, of claims predicated solely upon the U.S. federal or state securities laws mainly because the Civil Execution Act of Japan requires Japanese courts to deny requests for the enforcement of judgments of foreign courts if foreign judgments fail to satisfy the requirements prescribed by the Civil Execution Act, including requirements that:

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

We had previously employed a board of corporate auditors governance system. In order to further enhance our solid corporate governance system, we transitioned to a company with three statutory committees: a nominating committee, an audit committee and a compensation committee, following approval at our ordinary general meeting of shareholders held on June 29, 2017. For further information, see “Item 6.C. Board Practices.”

Information Concerning the Principal Capital Expenditures and Divestitures

On April 1, 2016, Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”) acquired General Electric Company (“GE”) group’s leasing business in Japan for ¥181 billion by acquiring a 100% equity interest in GE Japan GK (“GE Japan”). The acquired leasing business is comprised mainly of equipment/asset leasing, small-ticket leasing, and automotive leasing. On September 5, 2016, GE Japan changed its corporate name to SMFL Capital Company, Limited.

Public Takeover Offers

Not applicable.

4.B.     BUSINESS OVERVIEW

Overview

We are a holding company that directly owns 100% of the issued and outstanding shares of the Bank, one of the largest commercial banks in Japan. We are one of the three largest banking groups in Japan with an established presence across all of the consumer and corporate banking sectors.

On April 1, 2017, we introduced Group-wide business units, which determine strategies for each customer segment across our Group companies, to further enhance our capability to meet our customers’ diversified needs. In connection with the introduction of such business units, beginning with the fiscal year ending March 31, 2018, we have also reorganized our business segments, which formerly consisted of Commercial Banking, Leasing, Securities and Consumer Finance, with the remaining operations recorded in Others, into Retail Business, Wholesale Business, International Business and Global Markets Business, with the remaining operations recorded in Others. The following information regarding our business segment is presented at March 31, 2017.We will disclose our business segment information in accordance with this new structure beginning with the fiscal year ending March 31, 2018.

Our subsidiaries in our Commercial Banking segment include, in addition to the Bank, SMBC Trust Bank Ltd. (“SMBC Trust Bank”), Kansai Urban Banking Corporation (“KUBC”), THE MINATO BANK, LTD. (“The Minato Bank”), Sumitomo Mitsui Banking Corporation Europe Limited (“SMBC Europe”), and Sumitomo Mitsui Banking Corporation (China) Limited (“SMBC (China)”). Our subsidiaries also include SMFL in our Leasing segment; SMBC Nikko Securities Inc. (“SMBC Nikko Securities”) and SMBC Friend Securities Co., Ltd. (“SMBC Friend Securities”) in our Securities segment; and Sumitomo Mitsui Card Company, Limited (“Sumitomo Mitsui Card”), Cedyna Financial Corporation (“Cedyna”) and SMBC Consumer Finance Co., Ltd. (“SMBC Consumer Finance”) in our Consumer Finance segment. See “Item 4.C. Organizational Structure.”

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

The Bank requires land pledged as collateral to undergo soil contamination and asbestos risk assessment. In addition, we also apply the “Equator Principles,” a set of guidelines for financial institutions to assess and manage social and environmental impacts related to the financing of large-scale development projects, when we finance such projects.

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

The Bank provides an extensive range of corporate and consumer banking services in Japan and overseas. In Japan, the Bank accepts deposits from, makes loans to, extends guarantees to and provides other products and services to corporations, individuals, governments and governmental entities. The Bank offers financing solutions through loan syndication, structured finance and project finance to large corporate customers in the domestic and overseas markets, as well as a variety of financing options to domestic mid-sized companies, small-sized companies and individuals. The Bank also underwrites and deals in bonds issued by or guaranteed by the Government of Japan and local government authorities, and acts in various administrative and advisory capacities for select types of corporate and government bonds. Internationally, the Bank operates through a network of branches, representative offices, subsidiaries and affiliates to provide loan syndication, project finance and cash management services and participate in international securities markets.

The Bank conducts its primary banking business through its four business units: the Wholesale Banking Unit, the Retail Banking Unit, the International Banking Unit and the Treasury Unit. In addition to the four business units, the Investment Banking Unit, the Corporate Advisory Division, the Private Advisory Division and the Transaction Business Division of the Bank provide a broad range of financial products, services and solutions to address sophisticated and diverse issues and needs of the Bank’s customers. The Investment Banking Unit is a cross-sectional unit which operates across the four business units. The Corporate Advisory Division operates within the Wholesale Banking Unit, and the Private Advisory Division operates within the Wholesale Banking Unit and the Retail Banking Unit, while the Transaction Business Division operates within the Wholesale Banking Unit, the Retail Banking Unit and the International Banking Unit. Further, the Bank has the Corporate Staff Unit, the Corporate Services Unit, the Compliance Unit, the Risk Management Unit and the Internal Audit Unit.

The Bank’s Wholesale Banking Unit

The Bank’s Wholesale Banking Unit aims to offer business solutions for the increasingly complex and diverse management issues that are faced by large Japanese corporations, including listed companies and mid-sized companies, and, together with certain of our Group companies, provides a wide range of financial products and services targeting those corporations and companies, through 178 sales channels of the Bank at March 31, 2017. The financial products and services that this business unit provides include deposits, loans including syndicated loans, commitment lines, structured finance and nonrecourse loans, settlement services, cash management, leasing, factoring, management information systems consulting, collection and investment banking services. This business unit also provides the following products and services:

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

•

Investment Trust. The Bank, as a broker, provides a variety of investment trust products with varying risk-return profiles that are developed and managed by experienced asset management companies within Japan and overseas. Also, the Bank, together with our subsidiary SMBC Nikko Securities, offers discretionary investment management services.

•

Insurance Products. The Bank, as an agent, offers pension-type insurance, whereby customers who make all premium payments are able to receive annuity payments when they reach a certain age. The Bank, as an agent, also sells a wide range of insurance products, including medical insurance, home fire insurance, single-premium whole life insurance and level-premium life insurance.

•	Consumer Finance Services. The Bank offers a variety of consumer loan products such as unsecured card loan products to its individual customers.

In addition, the Bank is promoting the collaboration with our subsidiary SMBC Nikko Securities to meet customers’ diverse needs for asset management by leveraging their respective strengths of a broad client base and a high advisory capability.

The operations are mainly conducted through a large and well developed branch network. The Bank had a domestic network consisting of 440 branch offices at March 31, 2017, most of which were located in the Tokyo and Osaka regions. Some branches provide financial consulting services for asset management and housing loans during extended hours, including weekday evenings, weekends and national holidays, for the convenience of individual customers.

The Bank also operates an extensive network of ATMs in Japan. At March 31, 2017, the Bank offers its customers’ access to 54,947 ATMs, some of which are the Bank’s ATMs and the majority of which are ATMs made available through arrangements with other ATM providers such as convenience store chains.

This business unit also offers internet banking services for consumers. At March 31, 2017, the Bank’s internet banking services had approximately 15 million registered users. The users are able to transfer funds, perform balance inquiries, make time deposits and foreign currency deposits, and buy and sell investment trusts over the internet, as well as over the mobile phone or the traditional telephone.

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

At March 31, 2017, the Bank’s international network consisted of 18 branches, 20 sub-branches and 4 representative offices and the Bank seeks to meet customers’ needs globally, together with the network of the Bank’s foreign banking subsidiaries such as SMBC Europe with 7 offices and SMBC (China) with 16 offices, and foreign banking associates including PT Bank Tabungan Pensiunan Nasional Tbk, The Bank of East Asia, Limited, ACLEDA Bank Plc. and Vietnam Export Import Commercial Joint Stock Bank.

Based on our strategy of expanding our businesses globally, the Bank has been promoting strategic alliances to enhance products and services with leading financial institutions such as Barclays and Kotak Mahindra Bank Limited. Additionally, in order to further expand our business in the U.S., we and the Bank obtained financial holding company status under the U.S. Bank Holding Company Act of 1956, as amended (“Bank Holding Company Act”), in May 2013, which allows the expansion of the scope of services to provide in the U.S., including underwriting and trading of securities and providing other investment banking services.

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

In addition to the Bank, our domestic banking subsidiaries include SMBC Trust Bank, KUBC and The Minato Bank. SMBC Trust Bank, our wholly owned subsidiary, offers extensive trust services tailored to the needs of customers, such as wealth management solutions. In November 2015, SMBC Trust Bank acquired the retail banking business of Citibank Japan Ltd. (“Citibank Japan”), a wholly owned subsidiary of Citigroup Inc. Through this acquisition, SMBC Trust Bank is expanding its business model to offer additional products and services to its customers, including foreign currency investment products and global services. KUBC and The Minato Bank are regional financial institutions based in Kansai area and provide commercial banking services to corporations and individuals. On March 3, 2017, we announced our plan to integrate KUBC, The Minato Bank and The Kinki Osaka Bank, Ltd., which is a regional financial institution based in Kansai area and a wholly owned subsidiary of Resona Holdings, Inc., a financial holding company headquartered in Japan. Under the plan, an intermediate holding company will be incorporated under the umbrella of Resona Holdings, Inc., and the three banks will become wholly owned subsidiaries of the holding company in April 2018. The holding company is planned to be a subsidiary of Resona Holdings, Inc. and our equity-method associate.

Our domestic banking associate is The Japan Net Bank, Limited (“The Japan Net Bank”), which, as an internet bank, provides internet-based services such as deposits, loans and investment products. The Japan Net Bank, which had been our subsidiary, became our associate in April 2014 due to a decrease in our proportion of voting rights.

Our foreign banking subsidiaries include SMBC Europe, SMBC (China), Manufacturers Bank, Sumitomo Mitsui Banking Corporation of Canada, Banco Sumitomo Mitsui Brasileiro S.A., JSC Sumitomo Mitsui Rus Bank, PT Bank Sumitomo Mitsui Indonesia and Sumitomo Mitsui Banking Corporation Malaysia Berhad. On November 1, 2016, the Bank announced the decision to transfer the business operations of Sumitomo Mitsui Banking Corporation of Canada, its wholly owned subsidiary, to its newly established Canada branch. After the completion of the business transfer, Sumitomo Mitsui Banking Corporation of Canada will proceed with liquidation procedures.

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

On April 1, 2016, SMFL acquired GE group’s leasing business in Japan by acquiring a 100% equity interest in GE Japan. The acquired leasing business is comprised mainly of equipment/asset leasing, small-ticket leasing, and automotive leasing. This acquisition was made for the purpose of upgrading our marketing strategies and sales capabilities by leveraging GE Japan’s know-how developed under GE, and offering a wide range of financial solutions by enhancing the combined client base of SMFL and GE Japan. On September 5, 2016, GE Japan changed its corporate name to SMFL Capital Company, Limited.

Others

In addition to the above companies, our U.S. subsidiary SMBC Leasing and Finance, Inc. engages in the leasing business. Our associate Sumitomo Mitsui Auto Service Company, Limited engages in the auto leasing business.

On June 1, 2017, we, through SMBC Rail Services LLC, which is a railcar operating leasing company and a subsidiary of SMBC Leasing and Finance, Inc., acquired all membership interests of American Railcar Leasing LLC, one of the leading railcar leasing companies in the United States. Through this acquisition, we aim to expand our railcar leasing business and enhance the services to fulfill various customer needs in a wide range of industries such as agriculture, petrochemical and natural resources.

Securities

SMBC Nikko Securities Inc.

As one of the major Japanese securities companies, SMBC Nikko Securities Inc. (“SMBC Nikko Securities”), our wholly owned subsidiary, offers a wide range of financial products and investment consultation and administrative services to its individual and corporate customers in Japan. For individual customers, SMBC Nikko Securities provides consulting services to meet diversified asset management needs at 124 branches nationwide at March 31, 2017, and a widely used online trading tool. For corporate customers, it also offers trading capabilities and financial products, debt and equity underwriting, and M&A advisory services, mainly in Japan.

SMBC Nikko Securities, together with its overseas network, SMBC Nikko Securities (Hong Kong) Limited, SMBC Nikko Securities (Singapore) Pte. Ltd., SMBC Nikko Capital Markets Limited and SMBC Nikko Securities America, Inc. (“SMBC Nikko Securities America”), seeks to provide financial services such as brokerage services of Japanese stocks, debt underwriting and M&A advisory services to clients on a global basis. To strengthen our cross-border M&A and other advisory services to Japanese companies, SMBC Nikko Securities, the Bank and Moelis & Company, a global investment bank headquartered in New York, established a business alliance in March 2011. In February 2012, we invested approximately $93 million in Moelis & Company to enhance the existing business alliance.

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

On April 1, 2016, Cedyna merged with SAKURA CARD CO., LTD., which had been our subsidiary and engaged in the credit card business. Through this merger, Cedyna aims to further enhance its capability to meet the wide range of customer needs and deliver higher value-added products and services.

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

Others

In addition to the above companies, our associate Pocket Card Co., Ltd. engage in the credit card business, and our subsidiary SMM Auto Finance, Inc. engages in automobile sale financing.

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

Sumitomo Mitsui Asset Management Company, Limited

Sumitomo Mitsui Asset Management Company, Limited (“SMAM”) engages in the investment advisory and investment trust management businesses. On July 29, 2016, we acquired an additional 20% of the outstanding shares of SMAM and increased our equity interest in SMAM to 60%. As a result, SMAM, previously our associate, became our subsidiary. Through this acquisition, we aim to enhance our services to comprehensively meet our clients’ needs for asset management.

Alliance with Barclays PLC

Barclays PLC (“Barclays”) and the Bank entered into an alliance to explore joint business development opportunities, and in April 2010, Barclays, the Bank and SMBC Nikko Securities established a division in SMBC Nikko Securities to provide wealth management services to high-net-worth individuals in Japan. In order to expand and reinforce these services, the Bank and SMBC Nikko Securities restructured the alliance scheme to take responsibility for the business operations, while products and services are provided by Barclays, from April 2017. Regarding collaboration on services to Japanese companies in South Africa and other African countries, in May 2010, the Bank entered into a business alliance agreement with Absa Bank Limited, which is a wholly owned subsidiary of Barclays Africa Group Limited. We have intensified our management-level communications with Barclays regarding, for example, the effects of strengthened regulation of the global banking industry. The Bank believes these initiatives will yield mutual benefits and will facilitate business expansion for us in targeted growth business areas, both foreign and domestic.

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

Management Policies

In May 2014, we established our vision for the next decade of becoming “a global financial group that, by earning the highest trust of our customers, leads the growth of Japan and the Asian region.” Based on this vision, we launched a medium-term management plan for the three years through March 31, 2017 with the following four management objectives: “develop and evolve client-centric business models for main domestic and international businesses,” “build a platform for realizing Asia-centric operations and capture growth opportunities,” “realize sustainable growth of top-line profit while maintaining soundness and profitability” and “upgrade corporate infrastructure to support our next stage of growth.”

Our basic policies for the fiscal year ended March 31, 2017, the final year of the three-year medium-term management plan, were as follows: “focus on bottom-line profit by strengthening efforts to improve profitability and efficiency, while maximizing efforts to realize the key initiatives set in the medium-term management plan and grow our top line profit” and “run a strict risk-sensitive operation given the current uncertain business environment, while pursuing new business opportunities by responding to changes in a proactive and innovative manner.” Based on these policies, we implemented various initiatives.

On May 15, 2017, we announced our new medium-term management plan, “SMFG Next Stage,” for the three-years through March 2020. By combining the Group’s strengths with more focused business management, we aim to be the financial institution of choice for our customers, to achieve sustainable growth and to enhance corporate value through the provision of products and services that add value to our customers. Under the medium-term management plan, we have established the following three core policies in order to achieve sustainable growth and reach the next stage of our journey towards our vision for the next decade.

Disciplined business management

With the environment for financial institutions expected to remain challenging, we aim to focus on capital, asset, and cost efficiencies to grow our bottom-line profit in a sustainable manner, in other words to become a profitable financial institution through sustained discipline.

While maintaining our competitiveness in the stable domestic market, we intend to allocate resources across our portfolio of businesses in order to prioritize business fields which enhance capital efficiency. In addition, as risk-weighted assets are expected to increase on the back of tightening of international financial regulations, we intend to further strengthen control of our risk-weighted assets. Specifically, by assessing risks based on our risk appetite framework, we intend to seek to recalibrate our business portfolio by reducing low-margin assets whilst investing in more profitable and asset-efficient businesses.

Meanwhile, we intend to optimize workflows and share infrastructures among our Group companies by fully utilizing digital technology. Specifically, we intend to enhance productivity on a Group-wide basis by reorganizing our retail branches and group structure such as through the merging of our security subsidiaries.

Focus on our strengths to generate growth

Based on our core competencies and the opportunities we see for growth we have identified the following “Seven Core Business Areas” which we wish to prioritize as shown below:

•	Hold the number one retail banking franchise in Japan;

•	Build on our lead position in the Japanese medium-sized enterprise market;

•	Increase market share in Corporate & Investment Banking in key global markets;

•	Establish a top-tier position in product lines where we are competitive globally;

•	Accelerate our “Asia-centric” strategy;

•	Strengthen sales and trading capability; and

•	Develop asset-light businesses: trust banking and asset management.

In addition to strengthening our domestic businesses, where we possess competitive advantages and can make steady profits, we aim to implement growth strategies in international businesses and global products which are based on the strengths we have. Further, we aim to generate new strengths that will contribute to our future growth.

Integration across the Group and globally to achieve sustainable growth

Governance and management structure to maximize our business potential. We transitioned from a company with a board of auditors to a company with three statutory committees in order to enhance our corporate governance system as a Global Systemically Important Financial Institution, “G-SIFI,” following approval at our ordinary general meeting of shareholders held on June 29, 2017. To maximize business opportunities on a Group-wide and global basis, we have established Group-wide business units and introduced a Group Chief Officers system (“CxO system”). Specifically, we intend to seek to meet the needs of a wide range of clients by executing strategies and strengthening services on a Group-wide basis. Further, we intend to optimize resource allocation by sharing management resources, for example by exchanging employees among our Group companies. In addition, we intend to control the allocation of human resources and IT investment on a Group-wide basis by enhancing the capabilities of our planning and management functions. In order to support these initiatives, we intend to introduce management frameworks, such as setting ROE targets for each business unit, and improved management information systems. In addition, we are planning to revise the executive pay system by introducing stock-based compensation which is linked to financial targets within this medium-term management plan and to our stock performance in order to tighten the link with business performance. We also intend to look into raising the ratio of stock-based compensation for executives in order to ensure the business is well aligned with the shareholder’s perspective.

Digitalization. With the rapid advance of digitalization, we aim to proactively introduce new technologies and promote digitalization in various areas such as enhancing the customer experience, generating new businesses, improving productivity and efficiency, and upgrading management infrastructure. Specifically, in order to enhance the customer experience, we intend to implement advanced digital solutions such as utilizing paperless transactions at retail branches and digital contracts with corporate customers. We intend to generate new businesses through digitalization focusing on creating new platforms such as a biometric authentication business. In order to improve productivity and efficiency, we intend to digitalize certain back-office operations at branches and introduce public cloud servicing, which will also lead to work style reform. Furthermore, we intend to enhance data-based management by digitalizing information and “visualizing” the management system.

Revenues by Region

The following table sets forth the percentage of our total operating income under IFRS for the fiscal years ended March 31, 2017, 2016, and 2015, based on the total operating income of our offices in the indicated regions. For each of the periods presented, we earned three-quarters of our total operating income in Japan, where we compete with other major Japanese banking groups and financial service providers. We earned the remainder in the Americas, Europe and Middle East, and Asia and Oceania, where we mainly compete with global financial institutions.

	For the fiscal year ended March 31,
	2017	2016	2015
Region:
Japan	70%	77%	76%
Foreign:
Americas	9%	5%	5%
Europe and Middle East	12%	10%	11%
Asia and Oceania (excluding Japan)	9%	8%	8%

Total	100%	100%	100%

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

In July 2010, the GHOS reached a broad agreement on the overall design of the BCBS’ capital and liquidity reform package. In addition, in August 2010, the BCBS issued for consultation a proposal to enhance the loss absorbency function of regulatory capital. In September 2010, the GHOS announced a substantial strengthening of existing capital requirements. The framework of the proposed reform was endorsed by the G-20 leaders at their Seoul summit in November 2010. These capital reforms increased the minimum common equity requirement from 2% to 4.5% and will require banks to hold a capital conservation buffer of 2.5% to withstand future periods of stress, bringing the total common equity requirement to 7%. The Tier 1 capital requirement also increased from 4% to 6% (increasing to 8.5% when included together with the above capital conservation buffer). The total capital requirement remains at 8% but will increase to 10.5% with the capital conservation buffer by January 2019. In addition, a countercyclical buffer within a range of 0% to 2.5% of Common Equity Tier 1 capital has been implemented according to national circumstances. The GHOS also agreed on transitional arrangements for implementing the new standards. Under the transitional arrangements, these new capital requirements are being phased in between January 1, 2013 and January 1, 2019. In December 2010, the BCBS published the new Basel III rules text. To reflect changes made by the BCBS, the FSA changed its capital adequacy guidelines. The FSA’s changes have mostly been applied from March 31, 2013, which generally reflect the main measures of the minimum capital requirements of the BCBS that started to be phased in on January 1, 2013 and will be fully applied from March 2019. The FSA’s changes which reflect capital buffer requirements under Basel III and the G-SIB capital surcharge described below have been applied from March 31, 2016.

In September 2013, the BCBS and the International Organization of Securities Commissions (“IOSCO”) released the final framework for margin requirements for non-centrally cleared derivatives (“2013 framework”). This framework will require high quality liquid assets to be posted as margin on non-centrally cleared derivative transactions, which could adversely affect our liquidity position. The requirements were originally planned to be phased in over a four-year period beginning in December 2015 with the largest, most active and most systemically important participants in the derivatives market, including us. In March 2015, the BCBS and IOSCO released revisions to the 2013 framework, which delay the beginning of the phase-in period for collecting and posting initial margin on non-centrally cleared trades from December 2015 to September 2016. The full phase-in schedule has been adjusted to reflect this nine-month delay. The revisions also institute a six-month phase-in period of the requirement to exchange variation margin, which began in September 2016.

In addition to the above-mentioned minimum capital requirements and capital buffer requirements under Basel III, organizations identified by the FSB as G-SIBs, which includes us, are required to maintain an additional 1% to 2.5% of Common Equity Tier 1 capital as a percentage of risk-weighted assets based on the organization’s size, interconnectedness, substitutability, complexity and cross-jurisdictional activity as determined by the FSB. This G-SIB capital surcharge requirement started to be phased in from January 2016 and will be fully implemented in January 2019. The amount of G-SIB capital surcharge that applies to us based on the FSB’s determination will be 1% of risk-weighted assets when the requirement is fully applied from 2019. The FSB updates its list of G-SIBs on an annual basis.

G-SIBs will also be subject to a global standard for TLAC, which establishes a minimum requirement for loss-absorbing and recapitalization capacity available in resolution at G-SIBs, to ensure that they can be resolved in an orderly manner without putting public funds at risk. In November 2015, as part of its agenda to address risks arising from G-SIBs, the FSB published the final TLAC standard. The final TLAC standard defines certain minimum requirements for instruments and liabilities so that if a G-SIB fails, it will have sufficient loss-absorbing and recapitalization capacity available to ensure that it can be resolved in an orderly manner which minimizes potential impact on financial stability, maintains the continuity of critical functions and avoids exposing public funds to loss. In addition, in April 2016, the FSA published a paper entitled “The FSA’s Approach to Introduce the TLAC Framework” (“FSA’s Approach”) which describes the FSA’s approach for the introduction of TLAC requirements in Japan, although it remains subject to change based on future international discussions. According to the FSA’s Approach, the preferred resolution strategy for G-SIBs in Japan is Single Point of Entry resolution, in which resolution powers are applied to the top-level entity of a banking group by a single national resolution authority, although the actual measures to be taken will be determined on a case-by-case basis considering the actual condition of the relevant Japanese G-SIB in crisis. To implement this Single Point of Entry resolution strategy effectively, the FSA plans to require bank holding companies of Japanese G-SIBs, which will be the resolution entities, to (i) meet the minimum external TLAC requirements provided under the FSB’s TLAC standard (being at least 16% of their risk-weighted assets starting from March

2019 and at least 18% of their risk-weighted assets starting from March 2022), and (ii) cause their material subsidiaries that are designated as systemically important by the FSA, including but not limited to certain material sub-groups as provided in the FSB’s TLAC standard, to maintain a certain level of capital and debt recognized by the FSA as internal TLAC, in order that losses incurred at the material sub-group can be absorbed by the bank holding company through such internal TLAC with the involvement of the FSA. In addition, according to the FSA’s Approach, Japanese G-SIBs are expected to be allowed to count Japan’s deposit insurance fund reserves in an amount equivalent to 2.5% of their risk-weighted assets from March 2019 and 3.5% of their risk-weighted assets from March 2022 as external TLAC.

The final TLAC standard also prescribes a minimum TLAC requirement of at least 6% of the resolution group’s Basel III leverage ratio denominator starting from March 2019, increasing to at least 6.75% starting from March 2022, and according to the FSA’s Approach, the same external TLAC requirements on the leverage ratio basis are planned to be required for bank holding companies of Japanese G-SIBs. As a G-SIB, we will be subject to the final TLAC standard, as implemented in Japan.

Furthermore, as a disincentive for G-SIBs facing the maximum G-SIB capital surcharge to “increase materially their global systemic importance in the future,” an additional 1% capital surcharge could be applied. So long as we are identified as a G-SIB, we are also subject to stronger supervisory mandates and higher supervisory expectations for risk management functions, data aggregation capabilities, risk governance and internal controls. The substance of this heightened supervision has not yet been fixed, but we anticipate that at a minimum any rules will contain more stringent reporting requirements and impose common frameworks for data aggregation and internal risk management processes on G-SIBs.

Because we have been identified as a G-SIB, we are also subject to, among other things, resolution-related requirements described in the FSB’s “Key Attributes of Effective Resolution Regimes for Financial Institutions.” In particular, the FSB has required the initial group of G-SIBs to have in place a recovery and resolution plan, including a group-level plan, containing various specified elements, to be subject to regular resolvability assessments. Under the Comprehensive Guidelines for Supervision of Financial Instruments Business Operators, etc., issued by the FSA, as part of crisis management, financial institutions identified as G-SIBs must prepare and submit a recovery plan, which includes a description of events that would trigger implementation of the recovery plan and the analysis of the recovery options to the FSA, and the FSA must prepare the resolution plan for each G-SIB.

In December 2014, the BCBS published a consultative document on the design of a capital floor framework which will replace the current transitional floor based on the Basel I standard with a capital floor based on the Basel II/III standard. The proposed framework will be based on the finalized version of the standardized approach, which is also being revised. The GHOS is planning to review the BCBS’ proposals on the design and calibration of capital floors.

Our securities subsidiaries in Japan are also subject to capital adequacy requirements under the FIEA. Under the requirements, securities firms must maintain a minimum capital adequacy ratio of 120% on a nonconsolidated basis and must file periodic reports with the Commissioner of the FSA or the Director-General of the appropriate Local Finance Bureau, and also publicly disclose their capital adequacy ratio on a quarterly basis. In addition, securities firms whose total assets exceed ¥1,000 billion are required to maintain this minimum capital adequacy ratio on a consolidated basis. This requirement on a consolidated basis is applied in addition to and in a manner similar to the requirements on a nonconsolidated basis referred to above. Failure to meet the capital adequacy requirements will trigger mandatory regulatory action. For example, in the case of the requirement on a nonconsolidated basis, a securities firm with a capital adequacy ratio of greater than 120%, but less than 140% will be required to file daily reports with the Commissioner of the FSA or the Director-General of the appropriate Local Finance Bureau. A securities firm with a capital adequacy ratio of less than 120% may be ordered to change its business conduct, place its property in trust or be subject to other supervisory orders, as the relevant authorities deem appropriate. A securities firm with a capital adequacy ratio of less than 100% may be subject to temporary suspension of all or part of its business operations or cancellation of its license to act as a securities broker and dealer.

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

In January 2016, the GHOS agreed that the leverage ratio should be based on a Tier 1 definition of capital and should comprise a minimum level of 3%, and the GHOS discussed additional requirements for G-SIBs. The GHOS is planning to finalize the calibration to allow sufficient time for the leverage ratio to be implemented as a Pillar 1 measure by January 1, 2018.

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

Restrictions on Capital Distributions

Under the FSA’s capital adequacy guidelines and related ordinances, if a bank fails to maintain capital levels under the capital buffer requirements in accordance with Basel III and the G-SIB capital surcharge, the FSA may order a bank to submit and implement a reasonable capital distribution constraint plan to restore the capital levels. This plan shall include restrictions on capital distributions, such as dividends, share buybacks, discretionary payments on other Tier 1 capital instruments and bonuses, in such amount as determined depending on the degree of insufficiency of such requirements.

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

From April 2015 to March 2017, the DIC received annual insurance premiums from member deposit-taking institutions amounting to 0.054% of deposits primarily for payment and settlement purposes and 0.041% of deposits for other deposits, and from April 2017, they amounted to 0.049% and 0.036%, respectively.

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

In March 2014, the FSA made an announcement clarifying the requirement of loss absorbency at the point of non-viability for additional Tier 1 instruments and Tier 2 instruments under Basel III issued by banks and bank holding companies. According to the announcement, (i) additional Tier 1 instruments and Tier 2 instruments under Basel III issued by a bank must be written-down or converted into common shares when the Prime Minister of Japan confirms (nintei) that the above-described “Item 2 measures (dai nigo sochi),” “Item 3 measures (dai sango sochi),” or “specified Item 2 measures (tokutei dai nigo sochi)” need to be applied to the bank and (ii) additional Tier 1 instruments and Tier 2 instruments under Basel III issued by a bank holding company must be written-down or converted into common shares when the Prime Minister of Japan confirms (nintei) that the above-described “specified Item 2 measures (tokutei dai nigo sochi)” need to be applied to the bank holding company. The FSA also stated in the announcement that the trigger event for loss absorbency at the point of non-viability with respect to such instruments should be construed in accordance with the then effective financial crisis response framework for banks and bank holding companies that have failed or are likely to fail, since the purpose of such write-down or conversion required under Basel III is to ensure that all classes of these capital instruments fully absorb losses at the point of non-viability before taxpayers are exposed to loss.

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

An amendment to the Banking Act was promulgated in June 2016. Among other things, the amendment (1) requires a bank holding company to enhance group management, by measures including establishment of a basic policy of such group, coordination of conflicts of interest among group companies, development of a group compliance system and others; (2) permits a bank holding company or a group company, with prior approval of the Government of Japan, to manage certain businesses of other group companies that are common and duplicative; and (3) permits a bank or a bank holding company, with prior approval of the government, to hold voting rights of companies conducting businesses that contribute to or are expected to contribute to the sophistication of the banking business or the enhancement of customer convenience by utilizing information technology or other technologies, regardless of the shareholding restriction described below. The amendment became effective from April 2017.

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

Laws Prohibiting Money Laundering and Terrorist Financing

Act on Prevention of Transfer of Criminal Proceeds

Under the Act on Prevention of Transfer of Criminal Proceeds, which addresses money laundering and terrorism concerns, financial institutions and certain other entities, such as credit card companies, are required to perform customer identification, submit suspicious transaction reports and keep records of their transactions.

Foreign Exchange and Foreign Trade Act of Japan

Under the Foreign Exchange and Foreign Trade Act, the Bank is required to confirm that necessary permission from the relevant authorities is obtained by the customer or obtain necessary permission itself, for certain transaction involving targets who are designated under the law and the relevant orders thereunder including North Korea or Iran.

Act on Special Measures Concerning International Terrorist Assets-Freezing, etc. Conducted by the Government Taking into Consideration United Nations Security Council Resolution 1267, etc.

Under the Act on Special Measures Concerning International Terrorist Assets-Freezing, etc. Conducted by the Government Taking into Consideration United Nations Security Council Resolution 1267, etc., the Bank is generally prohibited to conduct certain transactions including donating or lending of money, securities or real estates or refunding of deposit with International Terrorist, who are designated under the law.

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

Base Erosion and Profit Shifting (BEPS)

In July 2013, the Organization for Economic Co-operation and Development (“OECD”) published the Action Plan on Base Erosion and Profit Shifting (“BEPS”) in order to prevent exploiting of gaps and mismatches in tax rules and artificial shifting of profits to low or no-tax locations. In October 2015, OECD published the final package of measures for a comprehensive, coherent and coordinated reform of the international tax rules for 15 key areas. These measures will apply once they are implemented either in domestic laws or in the network of bilateral tax treaties. Some of the deliverables published by OECD have been partially reflected to Japanese tax regulations by the tax reforms adopted from 2015 through 2017.

Common Reporting Standard (CRS)

In order to prevent tax evasion and avoidance through offshore financial accounts, the OECD developed the Common Reporting Standards (“CRS”), which calls on jurisdictions to obtain information on financial accounts of non-residents from their financial institutions and automatically exchange that information with other jurisdictions. From the perspective of implementation of the exchange of information based on CRS, the Act on Special Provisions of the Income Tax Act, the Corporation Tax Act and the Local Tax Act Incidental to Enforcement of Tax Treaties as well as the cabinet and ministerial ordinances thereunder has been amended as part of the tax reform of 2015, which became effective on January 1, 2017, and those who open a financial account with a financial institution located in Japan must submit a self-certification indicating the name of the jurisdiction of residence, etc. From 2018, each financial institution will report information pertaining to financial accounts of specific non-residents and the information will be automatically exchanged with tax administrations of each jurisdiction on an annual basis.

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

Regulations in the United States

As a result of its operations in the United States, the Bank and SMFG are subject to extensive federal and state banking and securities supervision and regulation. The Bank engages in U.S. banking activities directly through its branches in Los Angeles, San Francisco and New York and through its representative offices in Houston and Silicon Valley. The Bank also controls a U.S. banking subsidiary, Manufacturers Bank, and a U.S. broker-dealer subsidiary, SMBC Nikko Securities America.

The Bank’s New York branch is supervised by the Federal Reserve Bank of New York and the New York State Department of Financial Services, but its deposits are not insured (or eligible to be insured) by the Federal Deposit Insurance Corporation (“FDIC”). The Bank’s Los Angeles and San Francisco branches are supervised by the Federal Reserve Bank of San Francisco and the California Department of Business Oversight, but their deposits are not insured (or eligible to be insured) by the FDIC. The Bank’s representative office in Houston is subject to regulation and examination by the Texas Department of Banking and the Federal Reserve Bank of Dallas. The Bank’s representative office in Silicon Valley is subject to regulation and examination by the California Department of Business Oversight and the Federal Reserve Bank of San Francisco.

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

In order to further expand our business in the U.S., we and the Bank obtained financial holding company status under the Bank Holding Company Act in May 2013, which authorizes the expansion of the scope of services we provide in the U.S., including the underwriting, dealing and making markets in, securities and other investment banking services.

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

As financial holding companies, we, the Bank and the companies under our control are permitted to engage in a broader range of activities in the U.S. and abroad than permitted for bank holding companies and their subsidiaries. Unless otherwise limited by the Federal Reserve Board, financial holding companies generally can engage, directly or indirectly in the U.S. and abroad, in financial activities, either de novo or by acquisition, by providing after-the-fact notice to the Federal Reserve Board. These financial activities include underwriting, dealing and making markets in securities, insurance underwriting and brokerage and making merchant banking investments in non-financial companies for a limited period of time, as long as the financial holding company does not directly or indirectly manage the non-financial companies’ day-to-day activities, and the financial holding company’s banking subsidiaries engage only in permitted cross-marketing with the non-financial companies. If we or the Bank cease to qualify as financial holding companies, we could be barred from new financial activities or acquisitions, and have to discontinue the broader range of activities permitted to financial holding companies.

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

In December 2013, the Federal Reserve Board, the SEC, the OCC, the FDIC, and the CFTC adopted final rules implementing what is known as the “Volcker Rule.” The final rules require banking entities to conform to certain restrictions on proprietary trading activities, hedge fund and private equity fund activities and certain other enumerated investment restrictions, but contain a number of exclusions and exemptions that substantially limit their extraterritorial reach. Concurrently, with the release of the final rules in December 2013, the Federal Reserve Board issued an order extending the conformance period until July 21, 2015. During the conformance period, banking entities must engage in good-faith efforts to conform their activities and investments to the requirements of the final rules by the conformance deadline. In December 2014, the Federal Reserve Board extended the conformance period to July 21, 2017 for investments in and relationships with “covered funds” (as defined in the Volcker Rule) that were in place prior to December 31, 2013. Although complying with the final rules could result in additional costs, or restrict or otherwise affect the way we conduct our business, the impact remains uncertain.

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

In February 2014, the Federal Reserve Board adopted final rules that apply enhanced prudential standards to the U.S. operations of large non-U.S. banking organizations, including us. The final rules became effective on

July 1, 2016, and require each of certain large non-U.S. banking organizations, such as us, to certify that it is subject to home country capital standards that are broadly consistent with the Basel capital framework, including Basel III; conduct home country capital stress tests that are comparable to U.S. standards; comply with a certain liquidity requirements, including, among other things, a U.S. liquidity buffer requirement for its U.S. branches and agencies based on the results of internal liquidity stress testing; and establish a U.S. risk committee that periodically reviews the risk management policies and oversees the risk management framework of its U.S. operations.

Under the final rules, non-U.S. banking organizations with combined U.S. assets (excluding assets held by its U.S. branches and agencies) of $50 billion or more, are required to establish a separately capitalized top-tier U.S. intermediate holding company. However, this requirement does not apply to us because we do not meet this threshold. Although proposed rules have been released, the final rules for single counterparty credit limits and for early remediation have yet to be promulgated.

In July 2011, the Dodd-Frank Act removed a longstanding prohibition on the payment of interest on demand deposits by Manufacturers Bank and the Bank’s three branches in the United States. In addition, the Dodd-Frank Act requires that the lending limits take into account credit exposure arising from derivative transactions and securities lending, securities borrowing, and repurchase agreements and reverse repurchase agreements with counterparties. In June 2013, the OCC adopted the final rules that implement these new lending limits, and our New York, Los Angeles, and San Francisco branches must comply with these limits, in addition to existing state lending limits that apply to the branches. Additionally, as a California state-chartered bank, Manufacturers Bank is subject to state lending limits, which also apply to credit exposure arising from derivative transactions.

Furthermore, the Dodd-Frank Act provides for an extensive framework for the regulation of OTC derivatives, including mandatory clearing, exchange trading and transaction reporting of certain OTC derivatives. In October 2012, the final joint rules of the CFTC and the SEC that further define “swap” and “security based swap” became effective. As a result, certain entities are required to register with the CFTC as “swap dealers” or “major swap participants” and our subsidiary, SMBC Capital Markets, Inc., became provisionally registered as a swap dealer on December 31, 2012. While some of the U.S. swaps requirements are already final and effective, others are subject to further rulemaking or deferred compliance dates. Mandatory clearing, trade execution and reporting requirements for swaps took effect in 2013.

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

Laws Prohibiting Money Laundering and Terrorist Financing

The Bank Secrecy Act / USA PATRIOT Act of 2001

The Bank Secrecy Act, as amended by the USA PATRIOT Act of 2001 (“PATRIOT Act”) contains measures to prevent and detect the financing of terrorism and international money laundering by imposing significant compliance and due diligence obligations, creating crimes, providing for penalties and expanding the extraterritorial jurisdiction of the United States. The Bank Secrecy Act, as amended, imposes anti-money laundering compliance obligations on U.S. financial institutions, including the U.S. offices of foreign banks. The passage of the PATRIOT Act and other events have resulted in heightened scrutiny of compliance with the Bank Secrecy Act and anti-money laundering rules by federal and state regulatory and law enforcement authorities. Certain provisions of the PATRIOT Act expired in June 2015 and were extended in part by the USA FREEDOM Act of 2015, enacted in June 2015.

U.S. Sanctions Targeting Iran Related Activities

Starting in 2010, the U.S. government implemented various sanctions targeting non-U.S. parties that engage in specified Iran-related activities. Various statutes, Executive Orders and regulations, including the Comprehensive Iran Sanctions, Accountability and Divestment Act of 2010 (which, among other things, amended the Iran Sanctions Act of 1996, Section 1245 of the National Defense Authorization Act for Fiscal Year 2012, Executive Orders 13622 and 13645, the Iran Threat Reduction and Syria Human Rights Act of 2012, and the Iran Freedom and Counter-Proliferation Act of 2012, authorize or authorized the imposition of sanctions on parties that engage in, among other things, certain activities relating to Iran’s energy, petroleum, shipping or shipbuilding sectors or that facilitate “significant” transactions or provide “significant financial services” for certain Iran-linked individuals or entities or the Islamic Revolutionary Guard Corps.

Pursuant to the JCPOA, the United States and the European Union have provided Iran with certain sanctions relief. On Implementation Day, the United States government revoked certain Iran-related Executive Orders, temporarily waived certain statutory provisions (in certain cases, extending temporary sanctions waivers that had previously been in effect), and removed various individuals and entities from the Specially Designated Nationals and Blocked Persons List (the “SDN List”) maintained by OFAC. However, U.S. persons continue to be generally prohibited from engaging in transactions involving Iran. In addition, certain U.S. secondary sanctions targeting Iran remain in effect, including those targeting significant transactions involving Iranian or Iran-related SDNs or the Islamic Revolutionary Guard Corps. Non-U.S. financial institutions that engage in sanctionable activity could lose their ability to open or maintain correspondent or payable-through accounts with U.S. financial institutions, among other possible sanctions. It is the Bank’s policy not to conduct activities targeted by remaining secondary sanctions.

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

The United States entered into intergovernmental agreements or reached agreements in substance with more than 100 countries in furtherance of the objectives of FATCA, which modify the operation of FATCA with respect to financial institutions located in those countries. The United States and Japan have entered into an intergovernmental agreement to facilitate the implementation of FATCA pursuant to which Japanese financial institutions (such as us and certain of our Group companies) are directed by the Japanese authorities to register with the IRS and fulfill obligations consistent with those required under a PFFI agreement. We have registered with the IRS to become a PFFI. We are committed to complying with FATCA as a PFFI and abiding by the terms of our PFFI agreement with the IRS within the jurisdictions in which we operate and in accordance with the time frame set out by the IRS. We intend to closely monitor FATCA developments and evolving industry practices to ensure continued compliance with FATCA moving forward.

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

Disclosure Pursuant to Section 13(r) of the Securities Exchange Act of 1934

Section 13(r) of the Securities Exchange Act of 1934, as amended, requires an issuer to disclose whether it or any of its affiliates knowingly engaged in certain activities or transactions relating to Iran or with individuals or entities designated by the U.S. government under specified Executive Orders, even if those activities are not prohibited by U.S. law and are conducted outside the United States by non-U.S. affiliates. During the twelve months ended March 31, 2017, one affiliate of SMFG, SMBC, engaged in activities subject to disclosure under Section 13(r). SMBC conducted these activities consistent with its internal policies and procedures, the policies and procedures of SMFG, and applicable laws and regulations, and to the extent they are not sanctionable under U.S. secondary sanctions.

SMBC issued letters of credit and provided remittance and other settlement services in connection with customers’ trade transactions between Japan and Iran. These transactions principally involved the importation of oil into Japan or exportation of civilian commercial products from Japan and were conducted with Iranian banks, including the Central Bank of Iran and one other bank owned by the Government of Iran. SMBC supported a Japanese importing company by paying bills of exchange in connection with imports of crude oil from an Iranian oil company owned by the Government of Iran. These transactions did not involve entities or other persons on the SDN List and did not involve the settlement of U.S. dollar-denominated payments cleared through U.S. banks. SMBC has informed SMFG that it intends to continue to engage in these types of transactions to the extent permitted under applicable regulations and to the extent they are not sanctionable under U.S. secondary sanctions. For the twelve months ended March 31, 2017, the gross revenue related to these transactions was ¥14.0 million, representing about 0.0005% of SMFG’s total interest and fee income. SMFG does not allocate direct costs to interest and fee income and therefore does not calculate net profits with respect to these transactions.

In addition, in accordance with applicable laws, regulations and sanctions relief measures (including sanctions relief under the November 24, 2013 Joint Plan of Action (“JPOA”), while it was in effect), SMBC has conducted certain settlement services related to humanitarian trade with Iran. We are voluntarily disclosing such transactions, although we do not believe those transactions are subject to disclosure under Section 13(r) of the Securities Exchange Act of 1934. The JPOA and JCPOA provide for the establishment of a financial channel to facilitate humanitarian trade for Iran’s domestic needs using Iranian oil revenues held abroad. The overall framework to provide these services is based on an agreement between the U.S. and Japanese authorities and was reviewed by U.S. and Japanese authorities for compliance with applicable laws and regulations. The services provided under the framework are permitted under certain conditions; the remittances are required to be processed in Japanese yen through a “Special Purpose Account” for humanitarian trade; and the sellers of the humanitarian goods, namely food, agricultural products, medicines and medical devices, are limited to Japanese entities and other entities permitted by U.S. regulators. To facilitate the export of humanitarian goods to Iran, at the request of U.S. and Japanese regulators and with the written authorization of the U.S. government, SMBC has provided remittances in connection with the export of humanitarian goods to Iran starting in March 2014. These transactions were conducted through the use of yen accounts maintained with SMBC in Japan by a Government of Iran owned Iranian financial institution. These transactions did not involve U.S. dollars or clearing services of U.S. banks for the settlement of payments. SMBC no longer intends to continue with these remittances and has closed the Special Purpose Accounts that were previously maintained.

SMBC has issued performance bonds that supported various projects, including the construction of petroleum plants in Iran. Some of these performance bonds had counterparties that were entities controlled by the Government of Iran. Some of these performance bonds have matured, and SMBC has not renewed and will not renew them, but SMBC continues to have obligations under the matured performance bonds until they are returned or cancelled by the beneficiaries. SMBC has also received fees from its customers on whose behalf it issued the performance bonds. For the twelve months ended March 31, 2017, the gross revenue relating to these transactions was ¥70.4 million, representing less than 0.0024% of SMFG’s total interest and fee income. As noted above, SMFG does not allocate direct costs to interest and fee income and therefore does not calculate net profits with respect to these transactions. SMBC has informed SMFG that it intends to continue to accept fee income from its customers for whose account the performance bonds were issued and to pay the relevant fees to the Iranian banks, to the extent authorized by the Ministry of Finance of Japan or otherwise permitted under applicable regulations, until the bonds are returned or cancelled. However, SMBC strongly urges the relevant customers to ask the beneficiaries to agree to return or cancel the matured performance bonds.

SMBC has frozen an account of an Iranian bank designated under Executive Order 13224 pursuant to Japanese foreign exchange laws, and has frozen the U.S. dollar accounts of all Iranian banks. SMBC still maintains three Japanese yen accounts of government-owned Iranian banks, including an account for the Central Bank of Iran, and certain transactions described in this disclosure were conducted through the use of such accounts. These transactions were conducted in accordance with Japanese law, and we do not believe that the transactions were sanctionable under U.S. sanctions that were in effect at the time the transactions occurred. The gross revenue attributable to the accounts of government-owned Iranian banks for the twelve months ended

March 31, 2017, was less than ¥1.4 million, representing less than 0.0001% of SMFG’s total interest and fee income. SMFG does not allocate direct costs to interest and fee income and therefore does not calculate net profits with respect to these transactions. SMBC has informed SMFG that it intends to continue to maintain the Iranian accounts described above to the extent permitted under applicable laws and regulations.

As of the date of this annual report, to our knowledge, there is no other activity for the twelve months ended March 31, 2017 that requires disclosure under Section 13(r) of the Securities Exchange Act of 1934.

4.C.    ORGANIZATIONAL STRUCTURE

The following chart presents our corporate structure summary at March 31, 2017.

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

Principal Subsidiaries

Our principal subsidiaries at March 31, 2017 are shown in the list below. We consolidate all entities that we control. We control an entity when we are exposed, or have rights, to variable returns from our involvement with the entity and have the ability to affect those returns through our power over the entity.

Principal domestic subsidiaries

Company Name	Proportion of Ownership Interest(1)	Proportion of Voting Rights(1)		Main Business
	(%)	(%)
Sumitomo Mitsui Banking Corporation	100.0	100.0		Commercial banking
SMBC Trust Bank Ltd.	100.0	100.0		Trust Banking
THE MINATO BANK, LTD.	6.0	46.4	(2)(3)	Commercial banking
Kansai Urban Banking Corporation	59.9	60.1		Commercial banking
SMBC Guarantee Co., Ltd.	100.0	100.0		Credit guarantee
Sumitomo Mitsui Finance and Leasing Company, Limited	60.0	60.0		Leasing
SMFL Capital Company, Limited	100.0	100.0		Leasing
SMBC Nikko Securities Inc.	100.0	100.0		Securities
SMBC Friend Securities Co., Ltd.	100.0	100.0		Securities
Sumitomo Mitsui Card Company, Limited	65.9	65.9		Credit card
Cedyna Financial Corporation	100.0	100.0		Credit card and consumer credit
SMBC Consumer Finance Co., Ltd.	100.0	100.0		Consumer lending
Mobit Co., LTD.	100.0	100.0		Consumer lending
SMM Auto Finance, Inc.	51.0	51.0		Automobile sales financing
SMBC Finance Service Co., Ltd.	100.0	100.0		Collecting agent and factoring
The Japan Research Institute, Limited	100.0	100.0		System development, data processing, management consulting and economic research
Sumitomo Mitsui Asset Management Company, Limited	60.0	60.0		Investment advisory and investment trust management
SAKURA KCS Corporation	50.2	50.2		System engineering and data processing
Financial Link Co., Ltd.	100.0	100.0		Data processing service and consulting
SMBC Venture Capital Co., Ltd.	40.0	40.0	(3)	Venture capital
SMBC Consulting Co., Ltd.	100.0	100.0		Management consulting and information services
Japan Pension Navigator Co., Ltd.	69.7	69.7		Operational management of defined contribution pension plans

(1)	Percentages of proportion of ownership interest and proportion of voting rights have been truncated.
(2)	We have a 6.0% direct holding in THE MINATO BANK, LTD., and can control a further 40.4% of the voting rights held by the Bank’s retirement benefit trust under contractual agreements between the Bank and the retirement benefit trust.
(3)	These companies are accounted for as subsidiaries, despite our holdings of less than 50% of the voting rights, because we are able to govern the financial and operating policies of these companies under a statute or an agreement, or by designating the majority of the members of the board of directors.

Principal foreign subsidiaries

Company Name	Country of Incorporation	Proportion of Ownership Interest(1)	Proportion of Voting Rights(1)	Main Business
		(%)	(%)
Sumitomo Mitsui Banking Corporation Europe Limited	U.K.	100.0	100.0	Commercial banking
Sumitomo Mitsui Banking Corporation (China) Limited	China	100.0	100.0	Commercial banking
Manufacturers Bank	U.S.A.	100.0	100.0	Commercial banking
Banco Sumitomo Mitsui Brasileiro S.A.	Brazil	100.0	100.0	Commercial banking
JSC Sumitomo Mitsui Rus Bank	Russia	100.0	100.0	Commercial banking
PT Bank Sumitomo Mitsui Indonesia	Indonesia	98.4	98.4	Commercial banking
Sumitomo Mitsui Banking Corporation Malaysia Berhad	Malaysia	100.0	100.0	Commercial banking
SMBC Leasing and Finance, Inc.	U.S.A.	100.0	100.0	Leasing
SMBC Aviation Capital Limited	Ireland	90.0	90.0	Leasing
SMBC Nikko Securities America, Inc.	U.S.A.	100.0	100.0	Securities
SMBC Nikko Capital Markets Limited	U.K.	100.0	100.0	Securities
SMBC Capital Markets, Inc.	U.S.A.	100.0	100.0	Derivatives

(1)	Percentages of proportion of ownership interest and proportion of voting rights have been truncated.

4.D.    PROPERTY, PLANT AND EQUIPMENT

The assets for rent we own for the purpose of operating leases mainly consist of aircraft for the leasing business. We own or lease the land and buildings in which we conduct our business. Most of the property that we operate in Japan is owned by us to be used by our branches. In contrast, our international operations are conducted out of leased premises. Our head office building in Marunouchi is leased from a third party. Our largest property is the Bank’s East Tower in Marunouchi, with a net carrying value of ¥173 billion, including the land and building, at March 31, 2017.

The following table shows the net carrying amount of our tangible fixed assets at March 31, 2017.

At March 31, 2017
(In millions)
Assets for rent	¥1,658,916
Land	514,492
Buildings	370,807
Leased assets	7,187
Others	134,653

Total	¥2,686,055

For more information, see Note 12 “Property, Plant and Equipment” to our consolidated financial statements included elsewhere in this annual report.

The total area of land related to our material office and other properties at March 31, 2017 was approximately 714,000 square meters for owned land and approximately 15,000 square meters for leased land.

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

For the fiscal year ended March 31, 2017, Japanese gross domestic product (“GDP”) increased by 1.2%, following an increase of 1.2% in the previous fiscal year, based on data published in June 2017 by the Cabinet Office of the Government of Japan.

For the fiscal year ended March 31, 2017, the Japanese economy continued to recover gradually. The quarter-on-quarter growth rate of Japanese GDP was 0.4% for the period from April to June 2016, primarily due to increases in private consumption and private residential investments. For both periods from July to September 2016 and October to December 2016, Japanese GDP increased by 0.3% on a quarter-on-quarter basis, primarily due to an increase in exports of goods and services. Thereafter, for the period from January to March 2017, Japanese GDP increased by 0.3% on a quarter-on-quarter basis.

Private consumption, which accounts for about 57% of Japanese GDP, increased by 0.6% for the fiscal year ended March 31, 2017, reflecting the steady improvement in the employment and income situation. For the periods from April to June 2016 and July to September 2016, private consumption increased, on a quarter-on-quarter basis, by 0.2% and 0.4%, respectively. It was flat on a quarter-on-quarter basis for the period from October to December 2016. Thereafter, for the period from January to March 2017, it increased by 0.3% on a quarter-on-quarter basis.

Private investment, which accounts for about 19% of Japanese GDP, consists of capital investments by business and private residential investments. Capital investments by business increased by 2.5% for the fiscal year ended March 31, 2017, since corporate earnings remained at a high level. For the period from April to June 2016, capital investments by business increased by 1.3% on a quarter-on-quarter basis. Although they decreased by 0.2% on a quarter-on-quarter basis for the period from July to September 2016, they increased by 1.9% on a quarter-on-quarter basis for the period from October to December 2016. Then, for the period from January to March 2017, they increased by 0.6% on a quarter-on-quarter basis. Private residential investments increased by 6.3% for the fiscal year ended March 31, 2017. For the periods from April to June 2016 and July to September 2016, they increased, on a quarter-on-quarter basis, by 3.1% and 2.6%, respectively, primarily due to an increase in construction of houses for rent. For the period from October to December 2016, they increased by 0.2% on a quarter-on-quarter basis. Then, for the period from January to March 2017, they increased by 0.3% on a quarter-on-quarter basis.

Changes in private inventories pulled down Japanese GDP growth by 0.4 percentage points for the fiscal year ended March 31, 2017. For the period from April to June 2016, they contributed 0.3 percentage points to Japanese GDP growth on a quarter-on-quarter basis, but negatively impacted Japanese GDP growth by 0.3 percentage points on a quarter-on-quarter basis for the period from July to September 2016. Thereafter, changes in private inventories pulled down Japanese GDP growth, on a quarter-on-quarter basis, by 0.2 percentage points for the period from October to December 2016 and by 0.1 percentage points for the period from January to March 2017, respectively.

The ratio of exports of goods and services to Japanese GDP was about 16%, and exports of goods and services increased by 3.1% for the fiscal year ended March 31, 2017. For the period from April to June 2016, they decreased by 1.4% on a quarter-on-quarter basis, primarily due to decline in exports to some Asian countries, notably China. However, for the periods from July to September 2016 and October to December 2016, they increased, on a quarter-on-quarter basis, by 1.9% and 3.4%, respectively, primarily due to the recovery of exports to those Asian countries. Thereafter, for the period from January to March 2017, they increased by 2.1% on a quarter-on-quarter basis.

Imports of goods and services were subtracted in calculating Japanese GDP. The ratio of imports of goods and services to Japanese GDP was about 17%, and imports of goods and services decreased by 1.4% for the fiscal year ended March 31, 2017. For the periods from April to June 2016 and July to September 2016, they decreased, on a quarter-on-quarter basis, by 1.1% and 0.2%, respectively. However, for the periods from October to December 2016 and January to March 2017, they increased, on a quarter-on-quarter basis, by 1.3% and 1.4%, respectively.

Industrial production was flat for the first half of the fiscal year ended March 31, 2017, but increased moderately for the second half of the fiscal year.

The employment situation continued to improve during the fiscal year ended March 31, 2017, reflecting a growing labor shortage. The active job openings-to-applicants ratio continued to steadily improve. In addition, the unemployment rate remained relatively low, and it was 2.8% in March 2017, a decrease of 0.4 percentage points from the same month of the previous year, based on the Labor Force Survey by the Statistics Bureau in the Ministry of Internal Affairs and Communications. Compensation of employees increased by 2.2% for the fiscal year ended March 31, 2017, reflecting the current employment situation. This was the second consecutive year that compensation of employees increased.

Further, according to Teikoku Databank, a research institution in Japan, there were approximately 8,200 corporate bankruptcies in Japan during the fiscal year ended March 31, 2017, a decrease of 3.0% from the previous fiscal year, involving approximately ¥1.9 trillion in total liabilities, an increase of 2.1% from the previous fiscal year.

In Japanese financial and capital markets, the uncollateralized overnight call rate, which is the benchmark short-term interest rate, was at around 0% or negative for the first half of the fiscal year ended March 31, 2017. The yield on newly issued Japanese government bonds with a maturity of 10 years, which is the benchmark long-term interest rate, remained negative in the same period. This was due to the introduction of “quantitative and qualitative monetary easing with a negative interest rate” by the BOJ in February 2016 as part of its “quantitative and qualitative monetary easing,” in addition to the ongoing provision of ample funds by the BOJ. Thereafter, the BOJ announced the introduction of a new policy framework, “quantitative and qualitative monetary easing with yield curve control” in September 2016. Under the new policy framework, the BOJ indicated it would purchase Japanese government bonds so that the yield of the 10-year Japanese government bonds would be close to around 0% to control long-term interest rates. In addition, the BOJ would keep short-term interest rates down by maintaining its policy of applying a negative interest rate of minus 0.1% to certain excess reserves of financial institutions held at the BOJ. Under this policy, the uncollateralized overnight call rate was around minus 0.04% and the yield on newly issued Japanese government bonds with a maturity of 10 years was around 0.07% at March 31, 2017.

The Nikkei Stock Average, which is a price-weighted average of 225 stocks listed on the Tokyo Stock Exchange First Section, dropped from ¥16,758.67 at March 31, 2016 to ¥14,952.02 at June 24, 2016, soon after the result of the United Kingdom’s referendum to leave the European Union. It recovered to the ¥19,400 level in December 2016. Thereafter, it was ¥18,909.26 at March 31, 2017.

The yen appreciated against the U.S. dollar from ¥112.43 at March 31, 2016 to ¥100.90 at September 30, 2016, according to the statistical data published by the BOJ. Thereafter, the yen depreciated against the U.S. dollar to the ¥118 level in December 2016. The yen exchange rate against the U.S. dollar at March 31, 2017 was ¥111.80.

As for the global economy for the fiscal year ended March 31, 2017, economies of developed countries such as the U.S. continued to recover gradually, despite a slowdown in the pace of growth of emerging economies.

For the fiscal year ended March 31, 2017, the U.S. economy continued to recover, supported by robust private consumption, reflecting the gradual improvement in the employment and income situation. The European economy continued to recover gradually for the fiscal year ended March 31, 2017, although corporate sector was relatively weak. On the other hand, the growth momentum in China and other Asian economies continued to be slow for the fiscal year ended March 31, 2017.

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

For a more detailed description of regulations to which we are subject, risks associated with regulatory development and our management policy under this environment, see “Item 3.D. Risk Factors—Risks Related to Our Business,” “Item 4.B. Business Overview—Regulations in Japan, Regulations in the United States, Regulations in Other Jurisdictions and Description of Operations and Principal Activities—Management Policies.”

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

Our principal interest-earning assets are loans and advances, investment securities, and deposits with banks. Our principal interest-bearing liabilities are deposits, borrowings and debt securities in issue. The interest income and expense on trading assets and liabilities and financial assets at fair value through profit or loss are not included in net interest income. Our net interest income is earned mainly by the Bank. The Bank controls its exposure to interest rate fluctuations through asset and liability management operations.

The Bank, like other banks in Japan, makes most domestic loans based on a short-term interest rate, the TIBOR, or a short-term prime rate, which are generally intended to reflect its cost of short-term yen funding and significantly affected by the monetary policy of the BOJ.

In February 2012, the BOJ clarified its monetary policy stance to enhance monetary easing, with the aim of achieving the goal of 1% year-on-year rate of increase in the consumer price index (“CPI”). Moreover, in January 2013, the BOJ decided to set the price stability target at 2% in terms of the year-on-year rate of increase in the CPI and pursue aggressive monetary easing. In order to achieve the price stability target at the earliest possible time, the BOJ announced in April 2013 the introduction of “quantitative and qualitative monetary easing” including doubling the monetary base and the amounts outstanding of Japanese government bonds as well as exchange-traded funds in two years. In addition, the BOJ announced on October 31, 2014 the expansion of its “quantitative and qualitative monetary easing” and on December 18, 2015 the introduction of “supplementary measures for quantitative and qualitative monetary easing.” On January 29, 2016, the BOJ announced the introduction of “quantitative and qualitative monetary easing with a negative interest rate” (“negative interest rate policy”), and began to implement a negative interest rate policy on February 16, 2016. Under the negative interest rate policy, the BOJ has adopted a multi-tier system where the outstanding balance of each financial institution’s current account at the BOJ is divided into three tiers, to each of which a positive interest rate, a zero interest rate and a negative interest rate of minus 0.1 percent are applied, respectively. After these policy interest rate changes, the Bank lowered its ordinary deposit rate by 0.019 percentage points from 0.02% to 0.001% in February 2016. Thereafter, on September 21, 2016, the BOJ announced the introduction of a new policy framework, “quantitative and qualitative monetary easing with yield curve control.” Under the new policy framework, the BOJ indicated it would purchase Japanese government bonds so that the yield of the 10-year Japanese government bonds would be close to around 0% to control long-term interest rates. In addition, the BOJ would keep short-term interest rates down by maintaining its policy of applying a negative interest rate of minus 0.1% to certain excess reserves of financial institutions held at the BOJ.

The following table sets forth the Bank’s short-term prime rate, three-month TIBOR, ordinary deposit rate, long-term prime rate and ten-year swap rate, at the dates indicated:

	At March 31,
	2017	2016	2015
Short-term prime rate	1.475%	1.475%	1.475%
Three-month TIBOR	0.057	0.099	0.172
Ordinary deposit rate	0.001	0.001	0.020
Long-term prime rate	0.950	0.950	1.150
Ten-year swap rate	0.265	0.149	0.576

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

Most of our domestic equity instruments consist of publicly traded Japanese stocks. The Nikkei Stock Average decreased by 12.7% from ¥19,206.99 at March 31, 2015, to ¥16,758.67 at March 31, 2016, and increased by 12.8% to ¥18,909.26 at March 31, 2017. At March 31, 2017, we had net unrealized gains on domestic equity securities of ¥2,696,122 million, an increase of ¥347,234 million from ¥2,348,888 million at March 31, 2016. For more information, see “Item 5.A. Operating Results—Financial Condition—Investment Securities.”

Strengthening of Equity Capital

In response to the imposition of more stringent regulatory capital requirements, we have been taking a proactive approach to managing our risk-weighted capital ratio by focusing on increasing qualifying capital, including by building up our retained earnings, identifying risks, and controlling risk-weighted assets.

Foreign Currency Fluctuations

The average exchange rate used to convert dollars to yen in the consolidated financial statements included elsewhere in this annual report for the fiscal year ended March 31, 2017 was ¥108.36 per $1.00, compared to the previous fiscal year’s average exchange rate of ¥120.16 per $1.00. The percentage of revenue we earned from our foreign operations for the fiscal years ended March 31, 2017 and 2016 was 30% and 23%, respectively. For more information, see “Item 4.B. Business Overview—Revenues by Region.”

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

Management estimates and judgments may change from time to time as the economic environment changes or new information becomes available. Changes in these estimates and judgments will result in a different allowance for loan losses and may have a direct impact on impairment charges. Impairment charges on loans and advances amounting to ¥141,457 million, ¥118,750 million and ¥79,552 million were recognized for the fiscal years ended March 31, 2017, 2016 and 2015, respectively.

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

Management estimates and judgments may change from time to time upon future events that may or may not occur and changes in these estimates and judgments could adversely affect the carrying amounts of available-for-sale financial assets. Impairment charges on available-for-sale financial assets reclassified from equity to profit or loss totaled ¥71,510 million, ¥29,606 million and ¥10,586 million for the fiscal years ended March 31, 2017, 2016 and 2015, respectively.

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

These management judgments are made based on the facts and circumstances at the time of the impairment test, and may vary depending on the situation and time. Changes in management judgments may result in different impairment test results and different impairment losses recognized. For the fiscal years ended March 31, 2017, 2016 and 2015, impairment losses on goodwill were ¥74,616 million, ¥1,124 million and nil, respectively.

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

Management estimates and judgments may change from time to time as the legal environment and market conditions change or new information becomes available. Changes in these estimates and judgments could affect the balance of provision for interest repayment. Provision for interest repayment is recorded in provisions as a liability, and it totaled ¥157,333 million and ¥229,422 million at March 31, 2017 and 2016, respectively.

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

The difference between the fair value of the plan assets and the present value of the defined benefit obligation at the end of the reporting period is recognized as assets and liabilities in the consolidated statement of financial position. When this calculation for each plan results in a benefit to us, the recognized asset is limited to the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan. An economic benefit is available to us, if it is realizable during the life of the plan or on settlement of the plan obligation. The net total of assets and liabilities in the consolidated statement of financial position amounted to net assets of ¥192,772 million and ¥177,112 million at March 31, 2017 and 2016, respectively.

Deferred Tax Assets

We recognize deferred tax assets relating to tax losses carried forward and deductible temporary differences, only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the deductible temporary differences can be utilized. This assessment requires significant management judgments and assumptions. Future taxable profit is estimated based on, among other relevant factors, forecasted results of operations, which are based on historical financial performance and the business plans that management believes to be prudent and feasible. While we carefully assess the realization of tax losses carried forward and deductible temporary differences, the actual taxable profit in the future may be less than the forecast. The deferred tax assets amounted to ¥81,961 million and ¥115,314 million in the consolidated statement of financial position at March 31, 2017 and 2016, respectively, while the net total of deferred tax assets and liabilities amounted to net liabilities of ¥238,240 million and ¥220,574 million at March 31, 2017 and 2016, respectively.

New and Amended Accounting Standards and Recent Accounting Pronouncements

See “New and Amended Accounting Standards Adopted by the SMFG Group” and “Recent Accounting Pronouncements” under Note 2 “Summary of Significant Accounting Policies” to our consolidated financial statements included elsewhere in this annual report.

5.A.    OPERATING RESULTS

Under the economic and financial circumstances described in “Item 5. Operating and Financial Review and Prospects—Overview—Operating Environment,” we made a profit through our commercial banking and other financial services businesses. Our total operating income decreased by ¥340,331 million from ¥3,688,226 million for the fiscal year ended March 31, 2016 to ¥3,347,895 million for the fiscal year ended March 31, 2017, primarily due to a decrease in net trading income. Our net profit decreased by ¥212,236 million from ¥952,822 million for the fiscal year ended March 31, 2016 to ¥740,586 million for the fiscal year ended March 31, 2017, due to the decrease in total operating income described above and an increase in impairment charges on financial assets, which were partially offset by a decrease in income tax expense.

Our total assets increased by ¥10,978,329 million from ¥180,172,652 million at March 31, 2016 to ¥191,150,981 million at March 31, 2017, primarily due to increases in cash and deposits with banks and loans and advances.

Our total liabilities increased by ¥10,133,145 million from ¥169,130,553 million at March 31, 2016 to ¥179,263,698 million at March 31, 2017, primarily due to increases in deposits, repurchase agreements and cash collateral on securities lent and borrowings.

Our total equity increased by ¥845,184 million from ¥11,042,099 million at March 31, 2016 to ¥11,887,283 million at March 31, 2017, primarily due to an increase in retained earnings and a decrease in treasury stock.

Operating Results

The following table presents information as to our income, expenses and net profit for the fiscal years ended March 31, 2017, 2016 and 2015.

	For the fiscal year ended March 31,
	2017	2016	2015
	(In millions, except per share data)
Interest income	¥1,900,261	¥1,872,584	¥1,782,621
Interest expense	502,338	431,101	371,107

Net interest income	1,397,923	1,441,483	1,411,514

Fee and commission income	1,066,412	1,031,680	1,002,766
Fee and commission expense	181,573	131,381	129,253

Net fee and commission income	884,839	900,299	873,513

Net trading income	183,963	462,682	127,759
Net income from financial assets at fair value through profit or loss	2,018	12,260	22,678
Net investment income	305,327	375,229	371,064
Other income	573,825	496,273	525,905

Total operating income	3,347,895	3,688,226	3,332,433

Impairment charges on financial assets	212,967	148,356	90,138

Net operating income	3,134,928	3,539,870	3,242,295

General and administrative expenses	1,752,135	1,706,263	1,621,897
Other expenses	531,759	538,963	505,614

Operating expenses	2,283,894	2,245,226	2,127,511

Share of post-tax profit of associates and joint ventures	29,318	31,056	18,124

Profit before tax	880,352	1,325,700	1,132,908

Income tax expense	139,766	372,878	409,947

Net profit	¥740,586	¥952,822	¥722,961

Profit attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥627,870	¥843,920	¥614,070
Non-controlling interests	104,787	106,129	108,891
Other equity instruments holders	7,929	2,773	—
Earnings per share:
Basic	¥458.56	¥617.25	¥449.13
Diluted	458.18	616.83	448.86

Fiscal Year Ended March 31, 2017 Compared to Fiscal Year Ended March 31, 2016

Total operating income decreased by ¥340,331 million, or 9%, from ¥3,688,226 million for the fiscal year ended March 31, 2016 to ¥3,347,895 million for the fiscal year ended March 31, 2017, primarily due to a decrease in net trading income of ¥278,719 million. In addition, due to an increase in impairment charges on financial assets, net operating income also decreased by ¥404,942 million from ¥3,539,870 million for the fiscal year ended March 31, 2016 to ¥3,134,928 million for the fiscal year ended March 31, 2017.

Net profit decreased by ¥212,236 million from ¥952,822 million for the fiscal year ended March 31, 2016 to ¥740,586 million for the fiscal year ended March 31, 2017, as a result of the decrease in net operating income described above, which was partially offset by a decrease in income tax expense.

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

Net Interest Income

The following tables show the average balances of our statement of financial position items, related interest income, interest expense, net interest income and average rates for the fiscal years ended March 31, 2017, 2016 and 2015.

	For the fiscal year ended March 31,
	2017			2016			2015
	Average balance(3)	Interest income	Average rate	Average balance(3)	Interest income	Average rate	Average balance(3)	Interest income	Average rate
	(In millions, except percentages)
Interest-earning assets:
Interest-earning deposits with other banks:
Domestic offices	¥762,460	¥4,099	0.54%	¥768,976	¥4,771	0.62%	¥741,738	¥4,548	0.61%
Foreign offices	4,617,409	41,671	0.90%	5,786,836	35,701	0.62%	5,892,983	37,348	0.63%

Total	5,379,869	45,770	0.85%	6,555,812	40,472	0.62%	6,634,721	41,896	0.63%

Call loans and bills bought:
Domestic offices	76,227	467	0.61%	147,992	861	0.58%	226,409	1,177	0.52%
Foreign offices	1,303,429	11,598	0.89%	967,442	20,967	2.17%	972,643	17,429	1.79%

Total	1,379,656	12,065	0.87%	1,115,434	21,828	1.96%	1,199,052	18,606	1.55%

Reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	7,443,668	12,151	0.16%	6,675,810	10,763	0.16%	4,766,205	7,875	0.17%
Foreign offices	1,009,997	17,450	1.73%	741,623	11,248	1.52%	726,427	9,146	1.26%

Total	8,453,665	29,601	0.35%	7,417,433	22,011	0.30%	5,492,632	17,021	0.31%

Held-to-maturity investments(1):
Domestic offices	1,809,777	6,756	0.37%	2,964,539	12,880	0.43%	4,086,502	20,509	0.50%

Total	1,809,777	6,756	0.37%	2,964,539	12,880	0.43%	4,086,502	20,509	0.50%

Available-for-sale financial assets(1):
Domestic offices	7,477,480	41,561	0.56%	10,878,176	38,701	0.36%	10,385,945	32,703	0.31%
Foreign offices	2,945,084	39,031	1.33%	2,425,249	33,331	1.37%	2,250,294	29,282	1.30%

Total	10,422,564	80,592	0.77%	13,303,425	72,032	0.54%	12,636,239	61,985	0.49%

Loans and advances(2):
Domestic offices	66,948,344	1,082,058	1.62%	63,177,259	1,091,538	1.73%	62,005,587	1,099,119	1.77%
Foreign offices	25,298,515	643,419	2.54%	26,272,983	611,823	2.33%	23,292,666	523,485	2.25%

Total	92,246,859	1,725,477	1.87%	89,450,242	1,703,361	1.90%	85,298,253	1,622,604	1.90%

Total interest-earning assets:
Domestic offices	84,517,956	1,147,092	1.36%	84,612,752	1,159,514	1.37%	82,212,386	1,165,931	1.42%
Foreign offices	35,174,434	753,169	2.14%	36,194,133	713,070	1.97%	33,135,013	616,690	1.86%

Total	¥119,692,390	¥1,900,261	1.59%	¥120,806,885	¥1,872,584	1.55%	¥115,347,399	¥1,782,621	1.55%

	For the fiscal year ended March 31,
	2017			2016			2015
	Average balance(3)	Interest expense	Average rate	Average balance(3)	Interest expense	Average rate	Average balance(3)	Interest expense	Average rate
	(In millions, except percentages)
Interest-bearing liabilities:
Deposits:
Domestic offices	¥82,738,015	¥35,881	0.04%	¥78,458,170	¥48,032	0.06%	¥74,397,836	¥49,356	0.07%
Foreign offices	23,383,002	213,147	0.91%	22,838,530	154,280	0.68%	21,263,919	116,211	0.55%

Total	106,121,017	249,028	0.23%	101,296,700	202,312	0.20%	95,661,755	165,567	0.17%

Call money and bills sold:
Domestic offices	603,065	92	0.02%	2,199,407	1,524	0.07%	2,040,724	1,504	0.07%
Foreign offices	618,949	5,194	0.84%	663,310	4,059	0.61%	877,127	2,510	0.29%

Total	1,222,014	5,286	0.43%	2,862,717	5,583	0.20%	2,917,851	4,014	0.14%

Repurchase agreements and cash collateral on securities lent:
Domestic offices	7,149,638	5,616	0.08%	7,172,312	8,582	0.12%	5,584,584	6,091	0.11%
Foreign offices	3,081,806	15,007	0.49%	2,009,593	6,523	0.32%	1,455,125	3,829	0.26%

Total	10,231,444	20,623	0.20%	9,181,905	15,105	0.16%	7,039,709	9,920	0.14%

Borrowings:
Domestic office	8,113,368	58,772	0.72%	10,251,890	56,353	0.55%	9,170,288	54,915	0.60%
Foreign offices	847,353	21,063	2.49%	823,446	15,850	1.92%	790,516	16,122	2.04%

Total	8,960,721	79,835	0.89%	11,075,336	72,203	0.65%	9,960,804	71,037	0.71%

Debt securities in issue:
Domestic offices	8,320,124	130,613	1.57%	7,999,705	120,285	1.50%	7,000,273	109,960	1.57%
Foreign offices	2,193,406	16,324	0.74%	3,044,714	14,887	0.49%	2,819,687	9,829	0.35%

Total	10,513,530	146,937	1.40%	11,044,419	135,172	1.22%	9,819,960	119,789	1.22%

Other interest-bearing liabilities:
Domestic offices	95,660	579	0.61%	93,104	676	0.73%	96,873	731	0.75%
Foreign offices	3,531	50	1.42%	1,960	50	2.55%	3,025	49	1.62%

Total	99,191	629	0.63%	95,064	726	0.76%	99,898	780	0.78%

Total interest-bearing liabilities:
Domestic offices	107,019,870	231,553	0.22%	106,174,588	235,452	0.22%	98,290,578	222,557	0.23%
Foreign offices	30,128,047	270,785	0.90%	29,381,553	195,649	0.67%	27,209,399	148,550	0.55%

Total	¥137,147,917	¥502,338	0.37%	¥135,556,141	¥431,101	0.32%	¥125,499,977	¥371,107	0.30%

Net interest income and interest rate spread		¥1,397,923	1.22%		¥1,441,483	1.23%		¥1,411,514	1.25%

(1)	Taxable investment securities and non-taxable investment securities are not disclosed separately because the aggregate effect of these average balances and interest income would not be material. In addition, the yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect of such calculation would not be material.
(2)	Loans and advances include impaired loans and advances. The amortized portion of net loan origination fees (costs) is included in interest income on loans and advances.
(3)	Average balances are generally based on a daily average. Weekly, month-end or quarter-end averages are used for certain average balances where it is not practical to obtain applicable daily averages. The allocations of amounts between domestic and foreign are based on the location of the office.

The following tables show changes in our interest income, interest expense and net interest income based on changes in volume and changes in rate for the fiscal year ended March 31, 2017 compared to the fiscal year ended March 31, 2016, and those for the fiscal year ended March 31, 2016 compared to the fiscal year ended March 31, 2015.

	Fiscal year ended March 31, 2017 compared to fiscal year ended March 31, 2016 Increase / (decrease)			Fiscal year ended March 31, 2016 compared to fiscal year ended March 31, 2015 Increase / (decrease)
	Volume	Rate	Net change	Volume	Rate	Net change
	(In millions)
Interest income:
Interest-earning deposits with other banks:
Domestic offices	¥(40)	¥(632)	¥(672)	¥168	¥55	¥223
Foreign offices	(8,263)	14,233	5,970	(663)	(984)	(1,647)

Total	(8,303)	13,601	5,298	(495)	(929)	(1,424)

Call loans and bills bought:
Domestic offices	(436)	42	(394)	(443)	127	(316)
Foreign offices	5,697	(15,066)	(9,369)	(94)	3,632	3,538

Total	5,261	(15,024)	(9,763)	(537)	3,759	3,222

Reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	1,229	159	1,388	3,080	(192)	2,888
Foreign offices	4,487	1,715	6,202	195	1,907	2,102

Total	5,716	1,874	7,590	3,275	1,715	4,990

Held-to-maturity investments:
Domestic offices	(4,455)	(1,669)	(6,124)	(5,090)	(2,539)	(7,629)

Total	(4,455)	(1,669)	(6,124)	(5,090)	(2,539)	(7,629)

Available-for-sale financial assets:
Domestic offices	(14,692)	17,552	2,860	1,582	4,416	5,998
Foreign offices	6,939	(1,239)	5,700	2,347	1,702	4,049

Total	(7,753)	16,313	8,560	3,929	6,118	10,047

Loans and advances:
Domestic offices	63,231	(72,711)	(9,480)	20,525	(28,106)	(7,581)
Foreign offices	(23,302)	54,898	31,596	68,923	19,415	88,338

Total	39,929	(17,813)	22,116	89,448	(8,691)	80,757

Total interest income:
Domestic offices	44,837	(57,259)	(12,422)	19,822	(26,239)	(6,417)
Foreign offices	(14,442)	54,541	40,099	70,708	25,672	96,380

Total	¥30,395	¥(2,718)	¥27,677	¥90,530	¥(567)	¥89,963

	Fiscal year ended March 31, 2017 compared to fiscal year ended March 31, 2016 Increase / (decrease)			Fiscal year ended March 31, 2016 compared to fiscal year ended March 31, 2015 Increase / (decrease)
	Volume	Rate	Net change	Volume	Rate	Net change
	(In millions)
Interest expense:
Deposits:
Domestic offices	¥2,448	¥(14,599)	¥(12,151)	¥2,730	¥(4,054)	¥(1,324)
Foreign offices	3,785	55,082	58,867	9,149	28,920	38,069

Total	6,233	40,483	46,716	11,879	24,866	36,745

Call money and bills sold:
Domestic offices	(715)	(717)	(1,432)	111	(91)	20
Foreign offices	(286)	1,421	1,135	(744)	2,293	1,549

Total	(1,001)	704	(297)	(633)	2,202	1,569

Repurchase agreements and cash collateral on securities lent:
Domestic offices	(27)	(2,939)	(2,966)	1,867	624	2,491
Foreign offices	4,344	4,140	8,484	1,649	1,045	2,694

Total	4,317	1,201	5,518	3,516	1,669	5,185

Borrowings:
Domestic offices	(13,227)	15,646	2,419	6,173	(4,735)	1,438
Foreign offices	471	4,742	5,213	655	(927)	(272)

Total	(12,756)	20,388	7,632	6,828	(5,662)	1,166

Debt securities in issue:
Domestic offices	4,910	5,418	10,328	15,158	(4,833)	10,325
Foreign offices	(4,925)	6,362	1,437	840	4,218	5,058

Total	(15)	11,780	11,765	15,998	(615)	15,383

Other interest-bearing liabilities:
Domestic offices	18	(115)	(97)	(28)	(27)	(55)
Foreign offices	29	(29)	0	(21)	22	1

Total	47	(144)	(97)	(49)	(5)	(54)

Total interest expense:
Domestic offices	(6,593)	2,694	(3,899)	26,011	(13,116)	12,895
Foreign offices	3,418	71,718	75,136	11,528	35,571	47,099

Total	¥(3,175)	¥74,412	¥71,237	¥37,539	¥22,455	¥59,994

Net interest income:
Domestic offices	¥51,430	¥(59,953)	¥(8,523)	¥(6,189)	¥(13,123)	¥(19,312)
Foreign offices	(17,860)	(17,177)	(35,037)	59,180	(9,899)	49,281

Total	¥33,570	¥(77,130)	¥(43,560)	¥52,991	¥(23,022)	¥29,969

Fiscal Year Ended March 31, 2017 Compared to Fiscal Year Ended March 31, 2016

Interest Income

Our interest income increased by ¥27,677 million, or 1%, from ¥1,872,584 million for the fiscal year ended March 31, 2016 to ¥1,900,261 million for the fiscal year ended March 31, 2017, primarily due to an increase in interest income on loans and advances. Interest income on loans and advances increased by ¥22,116 million, or

1%, from ¥1,703,361 million for the fiscal year ended March 31, 2016 to ¥1,725,477 million for the fiscal year ended March 31, 2017, primarily due to performance in our foreign offices. Interest income on loans and advances at foreign offices increased by ¥31,596 million, or 5%, from ¥611,823 million for the fiscal year ended March 31, 2016 to ¥643,419 million for the fiscal year ended March 31, 2017, due to an increase in the average rate of loans to foreign customers, which was partially offset by a decrease in volume reflecting the appreciations of the yen against other currencies compared to the previous fiscal year. Interest income on loans and advances at domestic offices decreased by ¥9,480 million, or 1%, from ¥1,091,538 million for the fiscal year ended March 31, 2016 to ¥1,082,058 million for the fiscal year ended March 31, 2017, due to a decrease in the average rate reflecting a decrease in market interest rates and continuing intense competition in the commercial banking industry, which was substantially offset by an increase in volume.

Interest Expense

Our interest expense increased by ¥71,237 million, or 17%, from ¥431,101 million for the fiscal year ended March 31, 2016 to ¥502,338 million for the fiscal year ended March 31, 2017, primarily due to increases in interest expense on deposits and debt securities in issue. Our interest expense on deposits increased by ¥46,716 million, or 23%, from ¥202,312 million for the fiscal year ended March 31, 2016 to ¥249,028 million for the fiscal year ended March 31, 2017, primarily due to an increase at foreign offices reflecting an increase in the average rate, which was partially offset by a decrease in the average rate at domestic offices. Interest expense on debt securities in issue increased by ¥11,765 million, or 9%, from ¥135,172 million for the fiscal year ended March 31, 2016 to ¥146,937 million for the fiscal year ended March 31, 2017, primarily due to an increase in average rate.

Net Interest Income

Our net interest income decreased by ¥43,560 million, or 3%, from ¥1,441,483 million for the fiscal year ended March 31, 2016 to ¥1,397,923 million for the fiscal year ended March 31, 2017. The net interest income decreased primarily due to increases in interest expense on deposits and debt securities in issue, which were partially offset by an increase in interest income on loans and advances.

From the fiscal year ended March 31, 2016 to March 31, 2017, the average rate on loans and advances at domestic offices decreased by 0.11 percentage points from 1.73% to 1.62%, primarily due to a decrease in market interest rates and the continuing intense competition in the commercial banking industry. The average rate on loans and advances at foreign offices increased by 0.21 percentage points from 2.33% to 2.54%. As a result, the total for loans and advances slightly decreased by 0.03 percentage points from 1.90% to 1.87%. On the other hand, the average rate on deposits at domestic offices slightly decreased by 0.02 percentage points from 0.06% to 0.04%, and the average rate on deposits at foreign offices increased by 0.23 percentage points from 0.68% to 0.91%, resulting in the total for deposits increasing by 0.03 percentage points from 0.20% to 0.23%.

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

From the fiscal year ended March 31, 2015 to March 31, 2016, the average rate on loans and advances at domestic offices decreased by 0.04 percentage points from 1.77% to 1.73%, primarily due to the continuing intense competition in the commercial banking industry. The average rate on loans and advances at foreign offices increased by 0.08 percentage points from 2.25% to 2.33%. As a result, the total for loans and advances was 1.90%, the same level as that of the previous year. On the other hand, the average rate on deposits at domestic offices slightly decreased by 0.01 percentage points from 0.07% to 0.06%, and the average rate on deposits at foreign offices increased by 0.13 percentage points from 0.55% to 0.68%, resulting in the total for deposits increasing by 0.03 percentage points from 0.17% to 0.20%

Net Fee and Commission Income

The following table sets forth our net fee and commission income for the periods shown.

	For the fiscal year ended March 31,
	2017	2016	2015
	(In millions)
Fee and commission income from:
Loans	¥128,305	¥121,934	¥103,486
Credit card business	261,253	253,136	245,133
Guarantees	58,221	55,618	51,794
Securities-related business	146,655	133,019	130,164
Deposits	15,929	14,882	14,976
Remittances and transfers	138,029	133,110	129,465
Safe deposits	5,414	5,511	5,748
Trust fees	3,607	3,619	2,833
Investment trusts	126,590	116,057	147,021
Agency	16,753	16,432	16,854
Others	165,656	178,362	155,292

Total fee and commission income	1,066,412	1,031,680	1,002,766

Fee and commission expense from:
Remittances and transfers	39,419	38,358	36,669
Guarantees	3,434	3,071	3,012
Others	138,720	89,952	89,572

Total fee and commission expense	181,573	131,381	129,253

Net fee and commission income	¥884,839	¥900,299	¥873,513

Fiscal Year Ended March 31, 2017 Compared to Fiscal Year Ended March 31, 2016

Fee and commission income increased by ¥34,732 million, or 3%, from ¥1,031,680 million for the fiscal year ended March 31, 2016 to ¥1,066,412 million for the fiscal year ended March 31, 2017. Primary sources of fee and commission income are fees obtained through our credit card business, fees obtained through securities-related business, remittance and transfer fees, loan transaction fees, and fees and commissions obtained through investment trusts. The increase in fee and commission income was primarily due to increases in fees obtained through securities-related business, mainly equity underwriting commissions, and fee and commissions obtained through investment trusts reflecting the inclusion of fees related to investment trusts at SMAM.

Fee and commission expense was ¥181,573 million for the fiscal year ended March 31, 2017, increased by ¥50,192 million, or 38%, from ¥131,381 million for the fiscal year ended March 31, 2016. The inclusion of fee and commission expense of SMAM contributed to the increase in total fee and commission expense.

As a result, net fee and commission income decreased by ¥15,460 million, or 2%, from ¥900,299 million for the fiscal year ended March 31, 2016 to ¥884,839 million for the fiscal year ended March 31, 2017.

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

	For the fiscal year ended March 31,
	2017	2016	2015
	(In millions)
Net trading income:
Interest rate	¥79,650	¥240,763	¥248,372
Foreign exchange	51,143	204,349	(136,708)
Equity	39,478	18,019	499
Credit	13,063	(2,641)	16,970
Others	629	2,192	(1,374)

Total net trading income	¥183,963	¥462,682	¥127,759

Net income from financial assets at fair value through profit or loss:
Net income from debt instruments	¥428	¥11,311	¥13,123
Net income from equity instruments	1,590	949	9,555

Total net income from financial assets at fair value through profit or loss	¥2,018	¥12,260	¥22,678

Net investment income:
Net gain from disposal of debt instruments	¥39,484	¥71,641	¥45,193
Net gain from disposal of equity instruments	142,016	175,494	190,570
Dividend income	123,827	128,094	135,301

Total net investment income	¥305,327	¥375,229	¥371,064

Fiscal Year Ended March 31, 2017 Compared to Fiscal Year Ended March 31, 2016

Net trading income, which includes income and losses from trading assets and liabilities and derivative financial instruments, decreased by ¥278,719 million from ¥462,682 million for the fiscal year ended March 31, 2016 to ¥183,963 million for the fiscal year ended March 31, 2017. The decrease was primarily due to a decrease in net trading income from interest rate related transactions and foreign exchange transactions related to the “economic hedges.”

We have carried out hedging transactions to hedge both the interest rate risk of financial assets and liabilities and the foreign exchange risk of foreign currency denominated assets and liabilities. Of those hedges, the economic hedges are economically effective for risk management but are not accounted for as hedge accounting under IFRS as they do not meet the conditions for hedge accounting under IFRS.

As for the economic hedges against the interest rate risk, hedged items include loans, borrowings and debt securities in issue, and hedging instruments are derivative financial instruments such as interest rate swaps. As for the economic hedges against the foreign exchange risk, hedged items and hedging instruments are classified into three types: (1) net investments in foreign operations hedged by using foreign currency denominated financial liabilities such as deposits and borrowings, and derivative financial instruments, (2) foreign currency denominated equity instruments classified as available-for-sale financial assets hedged by using foreign currency denominated financial liabilities, and (3) foreign currency denominated financial assets and liabilities, such as loans and deposits hedged by using derivative financial instruments such as currency swaps.

The economic hedge transactions lead to accounting mismatches (i.e., when the gains or losses on the hedged items and hedging instruments do not arise at the same time, or the items and the instruments do not offset each other either in profit or loss, or in other comprehensive income). Accordingly, large fluctuations in interest rates and/or large depreciations or appreciations of the yen against other currencies may result in significant fluctuations to net trading income from interest rate related transactions and/or foreign exchange transactions.

The decrease in net trading income from interest rate related transactions reflected a rise in U.S. interest rates. The decrease in net trading income from foreign exchange transactions was primarily due to a decrease in the impact of the appreciation of the yen against the U.S. dollar on gains or losses arising from foreign exchange. The yen exchange rate against the U.S. dollar was ¥112.19, ¥112.62 and ¥120.15 at March 31, 2017, 2016 and 2015, respectively. This resulted in the 0.43-yen appreciation of the yen against the U.S. dollar during the fiscal year ended March 31, 2017, which was smaller than the 7.53-yen appreciation during the previous fiscal year. For further information about the yen exchange rates, see “Item 3. Key Information—3.A. Selected Financial Data—Exchange Rates.”

Net income from financial assets at fair value through profit or loss decreased by ¥10,242 million from ¥12,260 million for the fiscal year ended March 31, 2016 to ¥2,018 million for the fiscal year ended March 31, 2017, primarily due to a decrease in gains arising from sales and changes in the fair value of debt instruments.

Net investment income decreased by ¥69,902 million from ¥375,229 million for the fiscal year ended March 31, 2016 to ¥305,327 million for the fiscal year ended March 31, 2017. This was primarily due to a decrease in net gains from sales of equity index-linked investment trusts and bonds.

Fiscal Year Ended March 31, 2016 Compared to Fiscal Year Ended March 31, 2015

Net trading income, which includes income and losses from trading assets and liabilities and derivative financial instruments, increased by ¥334,923 million from ¥127,759 million for the fiscal year ended March 31, 2015 to ¥462,682 million for the fiscal year ended March 31, 2016. The increase was primarily due to a shift from net trading loss to net trading income from foreign exchange transactions related to the economic hedges against foreign exchange risk as described in the previous section.

The shift from net trading loss to net trading income from foreign exchange transactions related to the economic hedges was primarily due to an appreciation during the fiscal year ended March 31, 2016 versus a depreciation during the previous fiscal year of the yen against the U.S. dollar. The yen appreciated against the U.S. dollar by 7.53-yen from ¥120.15 at March 31, 2015 to ¥112.62 at March 31, 2016, whereas the yen depreciated by 17.27-yen from ¥102.88 at March 31, 2014 to ¥120.15 at March 31, 2015. For further information about the yen exchange rates, see “Item 3. Key Information—3.A. Selected Financial Data—Exchange Rates.”

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

Other Income

The following table sets forth our other income for the periods shown.

	For the fiscal year ended March 31,
	2017	2016	2015
	(In millions)
Income from operating leases	¥250,460	¥206,561	¥179,632
Income related to disposal of assets leased	152,564	155,280	183,590
Income related to IT solution services	37,678	33,991	35,506
Gains on disposal of property, plant and equipment, and other intangible assets	937	3,714	538
Reversal of impairment losses of investments in associates and joint ventures	—	4,847	—
Gains on step acquisition of subsidiaries	20,344	118	—
Gains on step acquisition of associates and joint ventures	—	1,714	37,997
Others	111,842	90,048	88,642

Total other income	¥573,825	¥496,273	¥525,905

Fiscal Year Ended March 31, 2017 Compared to Fiscal Year Ended March 31, 2016

Other income increased by ¥77,552 million, or 16%, from ¥496,273 million for the fiscal year ended March 31, 2016 to ¥573,825 million for the fiscal year ended March 31, 2017. The increase was primarily due to increases in income from operating leases reflecting the inclusion of GE group’s leasing business in Japan, which we acquired on April 1, 2016, and gains on step acquisition of subsidiaries related to the acquisition of SMAM.

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

Impairment Charges on Financial Assets

The following table sets forth our impairment charges on financial assets for the periods shown.

	For the fiscal year ended March 31,
	2017	2016	2015
		(In millions)
Loans and advances	¥141,457	¥118,750	¥79,552
Available-for-sale financial assets	71,510	29,606	10,586

Total impairment charges on financial assets	¥212,967	¥148,356	¥90,138

Fiscal Year Ended March 31, 2017 Compared to Fiscal Year Ended March 31, 2016

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

Impairment charges on loans and advances increased by ¥22,707 million from ¥118,750 million for the fiscal year ended March 31, 2016 to ¥141,457 million for the fiscal year ended March 31, 2017, primarily due to an increase in impairment charges on loans and advances to our domestic customers.

For detailed information on provision for loan losses, see “—Financial Condition—Allowance for Loan Losses.”

Impairment charges on available-for-sale financial assets increased by ¥41,904 million from ¥29,606 million for the fiscal year ended March 31, 2016 to ¥71,510 million for the fiscal year ended March 31, 2017, primarily due to an increase in impairment charges on investment trusts, mainly those investing in Japanese or foreign stocks. Most of these impairment charges reflected the decline in the Nikkei Stock Average and the appreciation of the yen against the U.S. dollar for the first half of the fiscal year ended March 31, 2017, as described in “Item 5. Operating and Financial Review and Prospects—Overview—Operating Environment.”

In determining the amount of impairment charges at the end of each reporting period, we consider whether there is objective evidence of impairment as a result of loss events, such as any significant financial difficulty of the issuer. Our assessments of issuers are focused by industry and geographical area, taking into consideration the adverse impact of any specific issues such as significant changes in the technological, market, economic or legal environment of the issuer indicating that the cost of our investment may not be recovered. Additionally, in the case of available-for-sale equity instruments, we take into consideration whether there has been a significant or prolonged decline in the fair value of the equity instruments below their cost.

For the fiscal year ended March 31, 2017, the types of securities on which the impairment charges were recognized included investment trusts and investments in limited partnerships.

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

Impairment charges on available-for-sale financial assets increased by ¥19,020 million from ¥10,586 million for the fiscal year ended March 31, 2015 to ¥29,606 million for the fiscal year ended March 31, 2016, primarily due to an increase in impairment charges on foreign investment trusts and publicly traded Japanese stocks. The types of securities on which the impairment charges were recognized for the fiscal year ended March 31, 2016 included investments in limited partnerships, investment trusts and listed stocks.

For detailed information on our available-for-sale financial assets, which include a diversified portfolio of domestic equity instruments, see “—Financial Condition—Investment Securities.”

General and Administrative Expenses

The following table sets forth our general and administrative expenses for the periods shown.

	For the fiscal year ended March 31,
	2017	2016	2015
		(In millions)
Personnel expenses	¥833,755	¥785,547	¥749,480
Depreciation and amortization	172,496	157,672	146,233
Rent and lease expenses	115,425	117,482	116,745
Building and maintenance expenses	10,657	13,966	10,068
Supplies expenses	16,694	16,628	14,865
Communication expenses	37,250	36,634	35,126
Publicity and advertising expenses	79,570	79,453	68,481
Taxes and dues	85,967	76,695	67,913
Outsourcing expenses	96,063	91,837	91,189
Premiums for deposit insurance	38,180	36,175	56,789
Office equipment expenses	49,127	47,621	47,318
Others	216,951	246,553	217,690

Total general and administrative expenses	¥1,752,135	¥1,706,263	¥1,621,897

Fiscal Year Ended March 31, 2017 Compared to Fiscal Year Ended March 31, 2016

General and administrative expenses increased by ¥45,872 million, or 3%, from ¥1,706,263 million for the fiscal year ended March 31, 2016 to ¥1,752,135 million for the fiscal year ended March 31, 2017, primarily due to the full inclusion of general and administrative expenses of SMBC Trust Bank, which acquired the retail banking business of Citibank Japan Ltd. in November 2015, and the inclusion of GE group’s leasing business in Japan, which we acquired on April 1, 2016.

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

Other Expenses

The following table sets forth our other expenses for the periods shown.

	For the fiscal year ended March 31,
	2017	2016	2015
		(In millions)
Cost of operating leases	¥126,320	¥95,440	¥87,206
Cost related to disposal of assets leased	140,255	140,083	171,707
Cost related to IT solution services and IT systems	92,247	90,563	84,300
Provision for interest repayment	11,439	141,024	64,195
Losses on disposal of property, plant and equipment, and other intangible assets	6,041	4,302	6,703
Impairment losses of property, plant and equipment	6,396	4,237	5,108
Impairment losses of intangible assets	74,788	1,278	4
Losses on sale of investments in subsidiaries and associates	—	24	2,221
Impairment losses of investments in associates and joint ventures	14,941	17,306	4,631
Others	59,332	44,706	79,539

Total other expenses	¥531,759	¥538,963	¥505,614

Fiscal Year Ended March 31, 2017 Compared to Fiscal Year Ended March 31, 2016

Other expenses decreased by ¥7,204 million, or 1%, from ¥538,963 million for the fiscal year ended March 31, 2016 to ¥531,759 million for the fiscal year ended March 31, 2017, primarily due to a decrease in provision for interest repayment, which was partially offset by increases in impairment losses of intangible assets and cost of operating leases.

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

Share of Post-tax Profit of Associates and Joint Ventures

Fiscal Year Ended March 31, 2017 Compared to Fiscal Year Ended March 31, 2016

Share of post-tax profit of associates and joint ventures decreased by ¥1,738 million from ¥31,056 million for the fiscal year ended March 31, 2016 to ¥29,318 million for the fiscal year ended March 31, 2017, primarily due to a decrease in our share of the profit of foreign associates and joint ventures.

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

Income Tax Expense

Fiscal Year Ended March 31, 2017 Compared to Fiscal Year Ended March 31, 2016

Income tax expense decreased by ¥233,112 million from ¥372,878 million for the fiscal year ended March 31, 2016 to ¥139,766 million for the fiscal year ended March 31, 2017, due to a decrease in deferred tax expense. The decrease was primarily due to an increase of deductible temporary differences attributable to derivative financial instruments, and the reversal of the write-down of deferred tax assets at March 31, 2017 in accordance with the application to the Commissioner of the National Tax Agency for permission to adopt the consolidated corporate-tax system in Japan from the fiscal year beginning April 1, 2017. Under this system, the taxable profits or losses on a consolidated basis are calculated by aggregating those of the parent company and its wholly owned domestic subsidiaries (a “tax consolidated group”), and any unused tax losses carried forward, except for certain specified consolidated tax losses carried forward, by one company can be used by another company within the tax consolidated group for Japanese national corporation tax purposes. Regarding the consolidated corporate tax-system, see Note 22 “Deferred Income Tax” to our consolidated financial statements included elsewhere in this annual report.

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

The Bank conducts its primary banking business through its four business units: the Wholesale Banking Unit, the Retail Banking Unit, the International Banking Unit and the Treasury Unit. In addition to the four business units, the Investment Banking Unit, the Corporate Advisory Division, the Private Advisory Division and the Transaction Business Division of the Bank provide a broad range of financial products, services and solutions to address sophisticated and diverse issues and needs of the Bank’s customers. The Investment Banking Unit is a cross-sectional unit which operates across the four business units. The Corporate Advisory Division operates within the Wholesale Banking Unit, and the Private Advisory Division operates within the Wholesale Banking Unit and the Retail Banking Unit, while the Transaction Business Division operates within the Wholesale Banking Unit, the Retail Banking Unit and the International Banking Unit. The revenues and expenses of these units and divisions are generally allocated to each business unit. Organizational charts of SMFG and the Bank are provided in “Item 4.C. Organizational Structure.” Since figures reported to management are prepared under Japanese GAAP, the segment information does not agree to figures in the consolidated financial statements under IFRS. This difference is addressed in Note 4 “Segment Analysis—Reconciliation of Segmental Results of Operations to Consolidated Income Statement” to our consolidated financial statements included elsewhere in this annual report.

Segmental Results of Operations

For the fiscal year ended March 31, 2017:

	Commercial Banking
	SMBC						Others(2)	Total
	Wholesale Banking Unit	Retail Banking Unit	International Banking Unit	Treasury Unit	Others	SMBC Total
	(In billions)
Gross profit	¥528.4	¥355.3	¥327.5	¥272.4	¥180.0	¥1,663.6	¥296.2	¥1,959.8
Net interest income	271.1	294.8	194.7	144.2	234.1	1,138.9	184.4	1,323.3
Net non-interest income	257.3	60.5	132.8	128.2	(54.1)	524.7	111.8	636.5
General and administrative expenses and others	(199.1)	(350.9)	(128.8)	(27.4)	(110.7)	(816.9)	(247.0)	(1,063.9)

Consolidated net business profit(1)(7)	¥329.3	¥4.4	¥198.7	¥245.0	¥69.3	¥846.7	¥49.2	¥895.9

	Leasing		Securities			Consumer Finance				Others	Total
	SMFL(3)	Total(4)	SMBC Nikko Securities(5)	SMBC Friend Securities	Total(4)	Sumitomo Mitsui Card	Cedyna(6)	SMBC Consumer Finance(3)	Total(4)
	(In billions)
Gross profit	¥178.8	¥196.4	¥351.2	¥43.3	¥388.8	¥222.1	¥168.4	¥246.3	¥640.5	¥(264.8)	¥2,920.7
Net interest income	25.0	29.2	4.6	1.5	7.6	14.5	23.6	162.5	199.3	(200.8)	1,358.6
Net non-interest income	153.8	167.2	346.6	41.8	381.2	207.6	144.8	83.8	441.2	(64.0)	1,562.1
General and administrative expenses and others	(82.6)	(89.4)	(268.8)	(37.4)	(316.2)	(173.0)	(127.0)	(104.8)	(415.4)	97.1	(1,787.8)

Consolidated net business profit(1)(7)	¥96.2	¥107.0	¥82.4	¥5.9	¥72.6	¥49.1	¥41.4	¥141.5	¥225.1	¥(167.7)	¥1,132.9

Gross Profit by Business Segment

(For the fiscal year ended March 31, 2017)

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

(2)	Others in Commercial Banking consist of SMFG’s banking subsidiaries except SMBC, such as SMBC Trust Bank, KUBC, The Minato Bank, SMBC Europe and SMBC (China). The results of SMBC Trust Bank for the fiscal years ended March 31, 2017 and 2016 include those of the retail banking business acquired from Citibank Japan Ltd. in November, 2015.
(3)	The figures represent consolidated figures of respective companies.
(4)	Total under each business segment, except Commercial Banking, includes the aggregation of the results from the operating units that were not separately identified.
(5)	The figures are the sum of SMBC Nikko Securities (nonconsolidated basis) and its overseas securities subsidiaries.
(6)	The figures represent Cedyna’s consolidated figures excluding insignificant subsidiaries.
(7)	The Group’s total credit cost (reversal) for the fiscal years ended March 31, 2017, 2016 and 2015 were ¥164.4 billion, ¥102.8 billion and ¥7.8 billion, respectively, of which ¥59.0 billion, ¥10.3 billion and ¥(68.3) billion were for Commercial Banking, ¥3.7 billion, ¥(1.5) billion and ¥(6.1) billion were for Leasing, ¥(0.1) billion, ¥(0.2) billion and ¥(0.2) billion were for Securities and ¥98.6 billion, ¥91.4 billion and ¥78.8 billion were for Consumer Finance. Total credit costs include gains on recoveries of written-off claims. The Group’s total credit costs (reversal) are not included in the consolidated net business profit.

Commercial Banking

Fiscal Year Ended March 31, 2017 Compared to Fiscal Year Ended March 31, 2016

Our consolidated net business profit from our Commercial Banking segment increased by ¥83 billion from ¥813 billion for the fiscal year ended March 31, 2016 to ¥896 billion for the fiscal year ended March 31, 2017. This was due to an increase in net interest income, which was partially offset by an increase in general and administrative expenses.

Our consolidated net business profit from the Bank’s four business units decreased by ¥86 billion from ¥863 billion for the fiscal year ended March 31, 2016 to ¥777 billion for the fiscal year ended March 31, 2017.

The difference between the profit from our Commercial Banking segment and that from the Bank’s four business units for the fiscal year ended March 31, 2017 was primarily due to dividends of ¥200 billion from SMBC Nikko Securities, which were included in net interest income of the Bank’s Others. Those dividends were eliminated in the consolidated financial statements as internal transactions between our Group companies.

The Bank’s Wholesale Banking Unit

Both gross profit and consolidated net business profit from the Bank’s Wholesale Banking Unit decreased by ¥17 billion and ¥11 billion from ¥545 billion and ¥340 billion for the fiscal year ended March 31, 2016 to ¥528 billion and ¥329 billion for the fiscal year ended March 31, 2017, respectively. The decrease was primarily due to a decrease in net interest income, which was partially offset by an increase in net non-interest income. Net interest income decreased primarily due to a decrease in the interest rate spreads for loans, reflecting a decrease in the market interest rates and the continuing intense competition in the commercial banking industry in Japan, although loans to domestic companies increased. Net non-interest income increased primarily due to an increase in fees and commissions related to structured finance.

The Bank’s Retail Banking Unit

Both gross profit and consolidated net business profit from the Bank’s Retail Banking Unit decreased by ¥18 billion and ¥15 billion from ¥373 billion and ¥19 billion for the fiscal year ended March 31, 2016 to ¥355 billion and ¥4 billion for the fiscal year ended March 31, 2017, respectively. Net interest income decreased primarily due to a decrease in the interest rate spreads for loans. Net non-interest income decreased primarily due to a decrease in the sales of single-premium whole life insurance.

The Bank’s International Banking Unit

Both gross profit and consolidated net business profit from the Bank’s International Banking Unit decreased by ¥28 billion and ¥41 billion from ¥356 billion and ¥240 billion for the fiscal year ended March 31, 2016 to ¥328 billion and ¥199 billion for the fiscal year ended March 31, 2017, respectively. This was primarily due to a decrease in net interest income and an increase in general and administrative expenses related to overseas business development.

The Bank’s Treasury Unit

Both gross profit and consolidated net business profit from the Bank’s Treasury Unit decreased by ¥22 billion and ¥20 billion from ¥294 billion and ¥265 billion for the fiscal year ended March 31, 2016 to ¥272 billion and ¥245 billion for the fiscal year ended March 31, 2017, respectively. This was primarily due to a decrease in profits from equity index-linked investment trusts.

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

Leasing

Fiscal Year Ended March 31, 2017 Compared to Fiscal Year Ended March 31, 2016

Both gross profit and consolidated net business profit in our Leasing segment increased by ¥33 billion and ¥11 billion from ¥163 billion and ¥96 billion for the fiscal year ended March 31, 2016 to ¥196 billion and ¥107 billion for the fiscal year ended March 31, 2017, respectively. This was primarily due to the inclusion of GE group’s leasing business in Japan that SMFL acquired on April 1, 2016 by acquiring a 100% equity interest in GE Japan, which changed its corporate name to SMFL Capital Company, Limited on September 5, 2016.

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

Securities

Fiscal Year Ended March 31, 2017 Compared to Fiscal Year Ended March 31, 2016

Both gross profit and consolidated net business profit in our Securities segment increased by ¥32 billion and ¥23 billion from ¥357 billion and ¥50 billion for the fiscal year ended March 31, 2016 to ¥389 billion and ¥73 billion for the fiscal year ended March 31, 2017, respectively. This was primarily due to an increase in net non-interest income of SMBC Nikko Securities mainly as a result of an increase in net trading income.

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

Consumer Finance

Fiscal Year Ended March 31, 2017 Compared to Fiscal Year Ended March 31, 2016

Both gross profit and consolidated net business profit in our Consumer Finance segment increased by ¥29 billion and ¥11 billion from ¥612 billion and ¥214 billion for the fiscal year ended March 31, 2016 to ¥641 billion and ¥225 billion for the fiscal year ended March 31, 2017, respectively. This was primarily due to an increase in gross profit of Sumitomo Mitsui Card and SMBC Consumer Finance, which was partially offset by an increase in general and administrative expenses of Sumitomo Mitsui Card.

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

Financial Condition

Assets

Our total assets increased by ¥10,978,329 million from ¥180,172,652 million at March 31, 2016 to ¥191,150,981 million at March 31, 2017, primarily due to increases in cash and deposits with banks and loans and advances.

Our assets at March 31, 2017 and 2016 were as follows.

	At March 31,
	2017	2016
	(In millions)
Cash and deposits with banks	¥47,330,155	¥43,144,654
Call loans and bills bought	1,872,209	1,291,366
Reverse repurchase agreements and cash collateral on securities borrowed	8,924,385	8,236,516
Trading assets	3,776,671	3,615,092
Derivative financial instruments	4,063,982	5,290,825
Financial assets at fair value through profit or loss	1,599,093	1,611,877
Investment securities	19,073,937	19,865,347
Loans and advances	95,273,845	88,862,371
Investments in associates and joint ventures	675,704	702,264
Property, plant and equipment	2,686,055	2,590,951
Intangible assets	1,096,568	1,048,093
Other assets	4,456,031	3,654,448
Current tax assets	240,385	143,534
Deferred tax assets	81,961	115,314

Total assets	¥191,150,981	¥180,172,652

Loans and Advances

Our main operating activity is the lending business. We make loans and extend other types of credit principally to corporate and individual customers in Japan and to corporate and sovereign customers in foreign countries.

At March 31, 2017, our loans and advances were ¥95,273,845 million, or 50% of total assets, representing an increase of ¥6,411,474 million, or 7%, from ¥88,862,371 million at March 31, 2016. The increase in loans and advances was due to increases in both those to domestic customers and foreign customers. The increase in loans and advances to domestic customers was mainly due to increases in those to the Government of Japan and corporate customers including financing of M&A deals. The increase in loans and advances to foreign customers was mainly due to an increase in those in the Asian countries and the United States.

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

	At March 31,
	2017	2016
	(In millions)
Manufacturing	¥9,578,147	¥8,298,576
Agriculture, forestry, fisheries and mining	174,021	184,314
Construction	1,151,989	1,169,900
Transportation, communications and public enterprises	5,365,225	5,258,899
Wholesale and retail	5,721,005	5,548,103
Finance and insurance	2,844,546	2,684,865
Real estate and goods rental and leasing	10,101,846	9,587,757
Services	4,885,247	4,960,352
Municipalities	1,216,211	1,374,306
Lease financing	2,706,641	2,212,048
Consumer(1)	19,096,755	18,935,521
Others(2)	5,178,461	2,989,278

Total domestic	¥68,020,094	¥63,203,919

(1)	The balance in Consumer mainly consists of housing loans. The housing loan balances amounted to ¥13,766,771 million and ¥13,984,755 million at March 31, 2017 and 2016, respectively.
(2)	The balance in Others includes loans and advances to the Government of Japan.

Foreign

The following table shows the outstanding loans and advances to our customers whose domiciles are not in Japan, classified by industry, before deducting the allowance for loan losses, and adjusting unearned income, unamortized premiums-net and deferred loan fees-net at the dates indicated.

	At March 31,
	2017	2016
	(In millions)
Public sector	¥299,746	¥236,290
Financial institutions	4,588,001	4,067,764
Commerce and industry	21,041,905	20,451,545
Lease financing	404,658	357,072
Others	1,836,322	1,481,455

Total foreign	¥28,170,632	¥26,594,126

Allowance for Loan Losses

We calculate the allowance for loan losses using the latest assignment of obligor grades (our internal credit rating) and supplementary data such as the borrowers’ operating cash flows, realizable value of collateral and recent economic conditions.

Fiscal Year Ended March 31, 2017 Compared to Fiscal Year Ended March 31, 2016

For the fiscal year ended March 31, 2017, the allowance for loan losses decreased by ¥42,261 million, or 6%, from ¥722,717 million at March 31, 2016 to ¥680,456 million at March 31, 2017. The balance of the allowance for loan losses increases when the provision for loan losses is recognized and decreases when charge-offs are recognized through the sales of loans and write-offs. As we recorded a provision for loan losses of ¥141,457 million and charge-offs of ¥190,508 million for the fiscal year ended March 31, 2017, and charge-offs exceeded the provision for loan losses, the overall allowance for loan losses decreased.

The provision for loan losses increased by ¥22,707 million from ¥118,750 million for the fiscal year ended March 31, 2016 to ¥141,457 million for the fiscal year ended March 31, 2017. The increase was primarily due to an increase in the provision for loan losses related to our domestic customers.

Charge-offs decreased by ¥3,141 million from the previous fiscal year to ¥190,508 million for the fiscal year ended March 31, 2017. Charge-offs of domestic loans and advances decreased by ¥16,058 million compared to the previous fiscal year to ¥157,373 million for the fiscal year ended March 31, 2017, primarily due to a decrease in charge-offs related to customers from the real estate and goods rental and leasing. Charge-offs of foreign loans and advances increased by ¥12,917 million compared to the previous fiscal year to ¥33,135 million for the fiscal year ended March 31, 2017, primarily due to an increase in charge-offs related to customers from the commerce and industry.

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

Charge-offs decreased by ¥56,247 million from the previous fiscal year to ¥193,649 million for the fiscal year ended March 31, 2016. Charge-offs of domestic loans and advances decreased by ¥67,232 million compared to the previous fiscal year to ¥173,431 million for the fiscal year ended March 31, 2016, primarily due to a decrease in charge-offs related to customers from the real estate and goods rental and leasing, and wholesale and retail industries. Charge-offs of foreign loans and advances increased by ¥10,985 million compared to the previous fiscal year to ¥20,218 million for the fiscal year ended March 31, 2016, primarily due to an increase in charge-offs related to customers from the commerce and industry.

The following table shows our allowance for loan losses for each of the periods indicated.

	For the fiscal year ended March 31,
	2017	2016	2015
	(In millions)
Allowance for loan losses at beginning of period	¥722,717	¥793,552	¥950,665
Provision for loan losses	141,457	118,750	79,552
Charge-offs:
Domestic	157,373	173,431	240,663
Foreign	33,135	20,218	9,233

Total	190,508	193,649	249,896

Recoveries:
Domestic	9,852	9,477	9,517
Foreign	445	871	380

Total	10,297	10,348	9,897

Net charge-offs	180,211	183,301	239,999
Others(1)	(3,507)	(6,284)	3,334

Allowance for loan losses at end of period	¥680,456	¥722,717	¥793,552

(1)	Others mainly include foreign exchange translations for the fiscal years ended March 31, 2017, 2016 and 2015.

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

The following table shows the distribution of impaired loans and advances by “potentially bankrupt, effectively bankrupt and bankrupt (loans and advances),” “past due three months or more (loans),” “restructured (loans)” and “other impaired (loans and advances)” at March 31, 2017 and 2016 by domicile and type of industry of the borrowers. At March 31, 2017, gross impaired loans and advances were ¥1,228,688 million, a decrease of ¥123,899 million from ¥1,352,587 million at March 31, 2016. The ratio of gross impaired loans and advances to the outstanding loans and advances before deducting the allowance for loan losses, and adjusting unearned income, unamortized premiums-net and deferred loan fees-net was 1.3% at March 31, 2017, a decrease of 0.2 percentage points from 1.5% at March 31, 2016.

	At March 31,
	2017	2016
	(In millions)
Potentially bankrupt, effectively bankrupt and bankrupt (loans and advances):
Domestic:
Manufacturing	¥106,178	¥119,318
Agriculture, forestry, fisheries and mining	2,250	2,843
Construction	24,430	25,932
Transportation, communications and public enterprises	23,692	38,008
Wholesale and retail	104,472	125,241
Finance and insurance	4,135	8,302
Real estate and goods rental and leasing	126,179	133,324
Services	91,943	126,781
Lease financing	7,513	16,122
Consumer	194,721	213,931
Others	25,059	32,503

Total domestic	710,572	842,305

Foreign:
Public sector	—	31
Financial institutions	29	28
Commerce and industry	157,227	148,475
Lease financing	11,892	11,104
Others	23,890	5,682

Total foreign	193,038	165,320

Total	903,610	1,007,625

Past due three months or more (loans):
Domestic	20,808	21,861
Foreign	11,449	7,962

Total	32,257	29,823

Restructured (loans):
Domestic	155,100	164,035
Foreign	25,741	22,401

Total	180,841	186,436

Other impaired (loans and advances):
Domestic	103,777	126,211
Foreign	8,203	2,492

Total	111,980	128,703

Gross impaired loans and advances	1,228,688	1,352,587

Less: Allowance for loan losses for impaired loans and advances	(532,451)	(613,510)

Net impaired loans and advances	¥696,237	¥739,077

In addition to the discussion in this section, see Note 45 “Financial Risk Management—Credit Risk” to our consolidated financial statements included elsewhere in this annual report.

Investment Securities

Our investment securities, including available-for-sale financial assets and held-to-maturity investments, totaled ¥19,073,937 million at March 31, 2017, a decrease of ¥791,410 million, or 4%, from ¥19,865,347 million at March 31, 2016. The decrease in our investment securities was primarily due to a decrease in our holdings of Japanese government bonds.

Our bond portfolio is principally held for asset and liability management purposes. Our bond portfolio mostly consisted of Japanese government bonds, U.S. Treasury securities and bonds issued by other governments and official institutions.

Our held-to-maturity investments amounted to ¥1,173,419 million at March 31, 2017, a decrease of ¥1,094,123 million, or 48%, from ¥2,267,542 million at March 31, 2016, primarily due to redemptions at maturity of Japanese government bonds, which are the principal components of our held-to-maturity investments portfolio.

Domestic available-for-sale financial assets included ¥6,169,004 million of domestic debt instruments at March 31, 2017, a decrease of ¥698,288 million, or 10%, from ¥6,867,292 million at March 31, 2016. The decrease was primarily due to a decrease in our holdings of Japanese government bonds. Moreover, we manage the average duration of our Japanese government bonds to be short, and Japanese government bonds with a maturity of less than five years accounted for 93% of our total Japanese government bonds at March 31, 2017. As for our foreign available-for-sale financial assets, we had ¥5,954,766 million of foreign debt instruments, which was an increase of ¥472,148 million, or 9%, from ¥5,482,618 million at March 31, 2016. Most of our foreign debt instruments, including mortgage-backed securities, are issued or guaranteed by foreign governments, government agencies or official institutions. The increase was primarily due to an increase in our holdings of U.S. Treasury and other U.S. government agency bonds. Net unrealized losses on our foreign debt instruments amounted to ¥128,474 million at March 31, 2017, as compared to net unrealized gains of ¥17,957 million at March 31, 2016. This was primarily due to a rise in U.S. interest rates. Of our foreign debt instruments, 67% had a maturity of less than five years.

We had ¥5,117,629 million of domestic equity instruments and ¥659,119 million of foreign equity instruments at March 31, 2017. Our domestic equity instruments, which consisted principally of publicly traded Japanese stocks and included common and preferred stocks issued by our customers, increased by ¥449,330 million, or 10%, from ¥4,668,299 million at March 31, 2016. Net unrealized gains on our domestic equity instruments increased by ¥347,234 million, or 15%, from ¥2,348,888 million at March 31, 2016 to ¥2,696,122 million at March 31, 2017. The increase was primarily due to a rise in the market prices of these stocks in a market environment where, as described in “Item 5. Operating and Financial Review and Prospects—Overview—Operating Environment,” the Nikkei Stock Average rose from ¥16,758.67 at March 31, 2016 to ¥18,909.26 at March 31, 2017. Net unrealized gains on our foreign equity instruments increased by ¥91,868 million, or 45%, from ¥204,580 million at March 31, 2016 to ¥296,448 million at March 31, 2017, mainly reflecting favorable conditions in overseas stock markets.

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

The following tables show the amortized cost, gross unrealized gains and losses and fair value of our investment securities, which are classified as held-to-maturity investments and available-for-sale financial assets at March 31, 2017, 2016 and 2015.

	At March 31, 2017
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥1,160,751	¥6,865	¥—	¥1,167,616
Japanese municipal bonds	7,463	12	—	7,475
Japanese corporate bonds	5,205	23	—	5,228

Total domestic	1,173,419	6,900	—	1,180,319

Foreign	—	—	—	—

Total	¥1,173,419	¥6,900	¥—	¥1,180,319

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥5,704,875	¥23,952	¥6,153	¥5,722,674
Japanese municipal bonds	83,253	77	550	82,780
Japanese corporate bonds	361,656	2,459	565	363,550

Total domestic debt instruments	6,149,784	26,488	7,268	6,169,004
Equity instruments	2,421,507	2,699,446	3,324	5,117,629

Total domestic	8,571,291	2,725,934	10,592	11,286,633

Foreign:
U.S. Treasury and other U.S. government agency bonds	3,565,748	2,352	99,837	3,468,263
Bonds issued by other governments and official institutions	1,687,959	512	18,618	1,669,853
Mortgage-backed securities	646,206	33	12,610	633,629
Other debt instruments	183,327	300	606	183,021

Total foreign debt instruments	6,083,240	3,197	131,671	5,954,766
Equity instruments	362,671	296,706	258	659,119

Total foreign	6,445,911	299,903	131,929	6,613,885

Total	¥15,017,202	¥3,025,837	¥142,521	¥17,900,518

	At March 31, 2016
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥2,241,491	¥16,574	¥—	¥2,258,065
Japanese municipal bonds	20,849	26	3	20,872
Japanese corporate bonds	5,202	28	—	5,230

Total domestic	2,267,542	16,628	3	2,284,167

Foreign	—	—	—	—

Total	¥2,267,542	¥16,628	¥3	¥2,284,167

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥6,481,951	¥47,906	¥1,282	¥6,528,575
Japanese municipal bonds	31,081	157	17	31,221
Japanese corporate bonds	303,894	3,687	85	307,496

Total domestic debt instruments	6,816,926	51,750	1,384	6,867,292
Equity instruments	2,319,411	2,385,454	36,566	4,668,299

Total domestic	9,136,337	2,437,204	37,950	11,535,591

Foreign:
U.S. Treasury and other U.S. government agency bonds	2,243,096	5,237	2,203	2,246,130
Bonds issued by other governments and official institutions	2,130,938	10,107	2,052	2,138,993
Mortgage-backed securities	978,315	6,692	486	984,521
Other debt instruments	112,312	713	51	112,974

Total foreign debt instruments	5,464,661	22,749	4,792	5,482,618
Equity instruments	375,016	227,025	22,445	579,596

Total foreign	5,839,677	249,774	27,237	6,062,214

Total	¥14,976,014	¥2,686,978	¥65,187	¥17,597,805

	At March 31, 2015
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥3,282,787	¥20,441	¥—	¥3,303,228
Japanese municipal bonds	67,843	222	—	68,065
Japanese corporate bonds	46,265	174	—	46,439

Total domestic	3,396,895	20,837	—	3,417,732

Foreign	—	—	—	—

Total	¥3,396,895	¥20,837	¥—	¥3,417,732

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥9,376,173	¥17,318	¥3,532	¥9,389,959
Japanese municipal bonds	51,882	281	13	52,150
Japanese corporate bonds	229,726	1,928	63	231,591

Total domestic debt instruments	9,657,781	19,527	3,608	9,673,700
Equity instruments	2,644,645	3,033,813	2,087	5,676,371

Total domestic	12,302,426	3,053,340	5,695	15,350,071

Foreign:
U.S. Treasury and other U.S. government agency bonds	2,064,938	2,497	5,392	2,062,043
Bonds issued by other governments and official institutions	2,178,318	27,976	632	2,205,662
Mortgage-backed securities	257,277	231	408	257,100
Other debt instruments	213,815	1,621	493	214,943

Total foreign debt instruments	4,714,348	32,325	6,925	4,739,748
Equity instruments	435,224	317,801	83	752,942

Total foreign	5,149,572	350,126	7,008	5,492,690

Total	¥17,451,998	¥3,403,466	¥12,703	¥20,842,761

The following tables show the fair value and gross unrealized losses of our investment securities, aggregated by the length of time that the individual securities have been in a continuous unrealized loss position at March 31, 2017, 2016 and 2015. None of the available-for-sale equity instruments included in the tables have been in a continuous unrealized loss position for twelve months or more, since a significant or prolonged decline in the fair value of an equity instrument below its cost is considered to be an objective evidence of impairment and in such case the unrealized losses are reclassified from equity to profit or loss.

	At March 31, 2017
	Less than twelve months		Twelve months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥—	¥—	¥—	¥—	¥—	¥—
Japanese municipal bonds	—	—	—	—	—	—
Japanese corporate bonds	—	—	—	—	—	—

Total domestic	—	—	—	—	—	—

Foreign	—	—	—	—	—	—

Total	¥—	¥—	¥—	¥—	¥—	¥—

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥1,427,268	¥6,153	¥—	¥—	¥1,427,268	¥6,153
Japanese municipal bonds	68,154	543	2,383	7	70,537	550
Japanese corporate bonds	126,267	560	2,307	5	128,574	565

Total domestic debt instruments	1,621,689	7,256	4,690	12	1,626,379	7,268
Equity instruments	170,399	3,324	—	—	170,399	3,324

Total domestic	1,792,088	10,580	4,690	12	1,796,778	10,592

Foreign:
U.S. Treasury and other U.S. government agency bonds	1,590,352	40,549	685,367	59,288	2,275,719	99,837
Bonds issued by other governments and official institutions	1,238,536	18,587	60,616	31	1,299,152	18,618
Mortgage-backed securities	618,451	12,370	10,317	240	628,768	12,610
Other debt instruments	61,230	350	6,182	256	67,412	606

Total foreign debt instruments	3,508,569	71,856	762,482	59,815	4,271,051	131,671
Equity instruments	10,105	258	—	—	10,105	258

Total foreign	3,518,674	72,114	762,482	59,815	4,281,156	131,929

Total	¥5,310,762	¥82,694	¥767,172	¥59,827	¥6,077,934	¥142,521

	At March 31, 2016
	Less than twelve months		Twelve months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥—	¥—	¥—	¥—	¥—	¥—
Japanese municipal bonds	4,386	3	—	—	4,386	3
Japanese corporate bonds	—	—	—	—	—	—

Total domestic	4,386	3	—	—	4,386	3

Foreign	—	—	—	—	—	—

Total	¥4,386	¥3	¥—	¥—	¥4,386	¥3

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥675,693	¥1,282	¥—	¥—	¥675,693	¥1,282
Japanese municipal bonds	3,893	16	775	1	4,668	17
Japanese corporate bonds	42,692	82	860	3	43,552	85

Total domestic debt instruments	722,278	1,380	1,635	4	723,913	1,384
Equity instruments	425,494	36,566	—	—	425,494	36,566

Total domestic	1,147,772	37,946	1,635	4	1,149,407	37,950

Foreign:
U.S. Treasury and other U.S. government agency bonds	857,102	2,164	22,474	39	879,576	2,203
Bonds issued by other governments and official institutions	938,377	2,012	32,063	40	970,440	2,052
Mortgage-backed securities	8,294	44	12,013	442	20,307	486
Other debt instruments	44,965	30	2,077	21	47,042	51

Total foreign debt instruments	1,848,738	4,250	68,627	542	1,917,365	4,792
Equity instruments	160,245	22,445	—	—	160,245	22,445

Total foreign	2,008,983	26,695	68,627	542	2,077,610	27,237

Total	¥3,156,755	¥64,641	¥70,262	¥546	¥3,227,017	¥65,187

	At March 31, 2015
	Less than twelve months		Twelve months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥—	¥—	¥—	¥—	¥—	¥—
Japanese municipal bonds	—	—	—	—	—	—
Japanese corporate bonds	—	—	—	—	—	—

Total domestic	—	—	—	—	—	—

Foreign	—	—	—	—	—	—

Total	¥—	¥—	¥—	¥—	¥—	¥—

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥2,067,924	¥3,531	¥22	¥1	¥2,067,946	¥3,532
Japanese municipal bonds	1,550	8	1,476	5	3,026	13
Japanese corporate bonds	36,668	61	498	2	37,166	63

Total domestic debt instruments	2,106,142	3,600	1,996	8	2,108,138	3,608
Equity instruments	37,689	2,087	—	—	37,689	2,087

Total domestic	2,143,831	5,687	1,996	8	2,145,827	5,695

Foreign:
U.S. Treasury and other U.S. government agency bonds	387,664	2,535	441,641	2,857	829,305	5,392
Bonds issued by other governments and official institutions	633,935	604	23,507	28	657,442	632
Mortgage-backed securities	—	—	15,208	408	15,208	408
Other debt instruments	89,627	110	1,909	383	91,536	493

Total foreign debt instruments	1,111,226	3,249	482,265	3,676	1,593,491	6,925
Equity instruments	5,066	83	—	—	5,066	83

Total foreign	1,116,292	3,332	482,265	3,676	1,598,557	7,008

Total	¥3,260,123	¥9,019	¥484,261	¥3,684	¥3,744,384	¥12,703

Trading Assets

The following table shows our trading assets at March 31, 2017 and 2016. Our trading assets were ¥3,776,671 million at March 31, 2017, an increase of ¥161,579 million from ¥3,615,092 million at March 31, 2016. The increase was primarily due to an increase in our holdings of Japanese government bonds.

	At March 31,
	2017	2016
	(In millions)
Debt instruments	¥3,339,928	¥3,174,309
Equity instruments	436,743	440,783

Total trading assets	¥3,776,671	¥3,615,092

Financial Assets at Fair Value Through Profit or Loss

The following table shows the fair value of our financial assets at fair value through profit or loss at March 31, 2017 and 2016. The fair value was ¥1,599,093 million at March 31, 2017, a decrease of ¥12,784 million from ¥1,611,877 million at March 31, 2016. The decrease was primarily due to a decrease in our holdings of equity instruments.

	At March 31,
	2017	2016
	(In millions)
Debt instruments	¥1,582,957	¥1,582,571
Equity instruments	16,136	29,306

Total financial assets at fair value through profit or loss	¥1,599,093	¥1,611,877

Liabilities

Our total liabilities increased by ¥10,133,145 million from ¥169,130,553 million at March 31, 2016 to ¥179,263,698 million at March 31, 2017, primarily due to increases in deposits, repurchase agreements and cash collateral on securities lent and borrowings.

The following table shows our liabilities at March 31, 2017 and 2016.

	At March 31,
	2017	2016
	(In millions)
Deposits	¥130,295,290	¥125,940,797
Call money and bills sold	2,088,020	1,220,456
Repurchase agreements and cash collateral on securities lent	9,424,506	6,839,474
Trading liabilities	2,071,584	2,197,673
Derivative financial instruments	3,889,694	5,086,083
Borrowings	12,245,943	9,914,129
Debt securities in issue	11,165,623	10,829,612
Provisions	194,700	262,401
Other liabilities	7,488,766	6,410,733
Current tax liabilities	79,371	93,307
Deferred tax liabilities	320,201	335,888

Total liabilities	¥179,263,698	¥169,130,553

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

Our deposit balances at March 31, 2017 were ¥130,295,290 million, an increase of ¥4,354,493 million, or 3%, from ¥125,940,797 million at March 31, 2016, primarily due to increases in demand deposits at domestic offices and time deposits at foreign offices, which were partially offset by a decrease in negotiable certificates of deposit at foreign offices.

The following table shows a breakdown of our domestic and foreign offices’ deposits at the dates indicated.

	At March 31,
	2017	2016
	(In millions)
Domestic offices:
Non-interest-bearing demand deposits	¥18,737,973	¥17,566,123
Interest-bearing demand deposits	48,879,089	44,975,104
Deposits at notice	1,066,201	874,581
Time deposits	22,269,409	22,921,709
Negotiable certificates of deposit	6,021,236	6,451,869
Others	7,290,869	7,242,800

Total domestic offices	104,264,777	100,032,186

Foreign offices:
Non-interest-bearing demand deposits	1,115,579	1,097,531
Interest-bearing demand deposits	2,402,906	1,865,098
Deposits at notice	9,264,068	8,819,990
Time deposits	7,256,466	6,222,716
Negotiable certificates of deposit	5,859,702	7,797,966
Others	131,792	105,310

Total foreign offices	26,030,513	25,908,611

Total deposits	¥130,295,290	¥125,940,797

Borrowings

Borrowings include short-term borrowings, unsubordinated and subordinated long-term borrowings, liabilities associated with securitization transactions of our own assets, and lease obligations. At March 31, 2017, our borrowings were ¥12,245,943 million, an increase of ¥2,331,814 million, or 24%, from ¥9,914,129 million at March 31, 2016, primarily due to an increase in short-term borrowings, which was partially offset by a decrease in unsubordinated long-term borrowings.

At March 31, 2017, our short-term borrowings accounted for 62% of our total borrowings, and our long-term borrowings accounted for 28% of our total borrowings.

The following table shows the balances with respect to our borrowings at March 31, 2017 and 2016.

	At March 31,
	2017	2016
	(In millions)
Short-term borrowings	¥7,546,496	¥3,073,509
Long-term borrowings:
Unsubordinated	3,138,582	5,312,744
Subordinated	284,200	295,200
Liabilities associated with securitization transactions	1,169,741	1,126,985
Lease obligations	106,924	105,691

Total borrowings	¥12,245,943	¥9,914,129

For more information, see Note 18 “Borrowings” to our consolidated financial statements included elsewhere in this annual report, which sets forth summaries of short- and long-term borrowings with their contractual interest rates and currencies.

Debt Securities in Issue

Debt securities in issue at March 31, 2017 were ¥11,165,623 million, an increase of ¥336,011 million, or 3%, from ¥10,829,612 million at March 31, 2016, primarily due to an increase in bonds, which was partially offset by a decrease in commercial paper, reflecting our efforts to expand foreign currency funding sources.

	At March 31,
	2017	2016
	(In millions)
Commercial paper	¥3,518,346	¥4,169,515
Bonds	5,940,252	4,819,155
Subordinated bonds	1,707,025	1,840,942

Total debt securities in issue	¥11,165,623	¥10,829,612

For additional information, see Note 19 “Debt Securities in Issue” to our consolidated financial statements included elsewhere in this annual report, which sets forth summaries of debt securities in issue with their contractual interest rates and currencies.

In the normal course of business, we enter into contractual obligations that require future cash payments. “Item 5.F. Tabular Disclosure of Contractual Obligations” sets forth a summary of our contractual cash obligations at March 31, 2017.

Total Equity

Our total equity increased by ¥845,184 million from ¥11,042,099 million at March 31, 2016 to ¥11,887,283 million at March 31, 2017, primarily due to an increase in retained earnings, which mainly reflected our net profit, and a decrease in treasury stock as a result of selling our shares held as treasury stock. For more information, see Note 24 “Shareholders’ Equity” and Note 25 “Non-controlling Interests and Equity Attributable to Other Equity Instruments Holders” to our consolidated financial statements included elsewhere in this annual report.

	At March 31,
	2017	2016
	(In millions)
Capital stock	¥2,337,896	¥2,337,896
Capital surplus	864,052	863,503
Retained earnings	4,609,496	4,186,683
Other reserves	2,134,042	1,991,955
Treasury stock	(12,913)	(175,381)

Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.	9,932,573	9,204,656
Non-controlling interests	1,505,001	1,537,548
Equity attributable to other equity instruments holders	449,709	299,895

Total equity	¥11,887,283	¥11,042,099

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

	At and for the fiscal year ended March 31, 2017
	Total equity	Net profit
	(In millions)
IFRS	¥11,887,283	¥740,586
Differences arising from different accounting for:
1. Scope of consolidation	124,807	12,013
2. Derivative financial instruments	118,348	110,885
3. Investment securities	(221,535)	8,755
4. Loans and advances	22,798	735
5. Investments in associates and joint ventures	(68,581)	15,940
6. Property, plant and equipment	(10,504)	(1,256)
7. Lease accounting	3,090	3,656
8. Defined benefit plans	53,622	(22,912)
9. Deferred tax assets	(46,363)	(7,525)
10. Foreign currency translation	—	(3,567)
11. Classification of equity and liability	(452,797)	(8,406)
Others	(155,980)	(16,889)
Tax effect of the above	(19,902)	(23,661)

Japanese GAAP	¥11,234,286	¥808,354

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

Under Japanese GAAP, the present value of the defined benefit obligation is measured using the market yields of long-term Japanese government bonds as discount rates. Additionally, the discount rates for the previous reporting period can be used for the current reporting period, if the change in the present value of the defined benefit obligation caused by a change in the discount rates from the previous reporting period to the current reporting period is less than 10%. Under IFRS, the present value of the defined benefit obligation is measured by discounting the estimated timing and amount of benefit payments using the discount rates reflecting market yields on high quality corporate bonds at the end of each reporting period.

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

Liquidity

We derive funding for our operations both from domestic and international sources. Our domestic funding is derived primarily from deposits placed with the Bank by its corporate and individual customers, and also from call money (inter-bank), bills sold (inter-bank promissory notes), repurchase agreements, borrowings, and negotiable certificates of deposit issued by the Bank to domestic and international customers. Our international sources of funds are principally from deposits from corporate customers and foreign central banks, negotiable certificates of deposit, bonds, commercial paper, and also from repurchase agreements and cash collateral on securities lent. We closely monitor maturity gaps and foreign exchange exposure in order to manage our liquidity profile.

As shown in the following table, total deposits increased by ¥4,354,493 million, or 3%, from ¥125,940,797 million at March 31, 2016 to ¥130,295,290 million at March 31, 2017. The balance of deposits at March 31, 2017 exceeded the balance of loans and advances by ¥35,021,445 million, primarily due to the stable deposit base in Japan. Our loan-to-deposit ratio (total loans and advances divided by total deposits) in the same period was 73%, which contributed greatly to the reduction of our liquidity risk. Our balances of large-denomination domestic yen time deposits are stable due to the historically high rollover rate of our corporate customers and individual depositors.

	At March 31,
	2017	2016
	(In millions)
Loans and advances	¥95,273,845	¥88,862,371
Deposits	130,295,290	125,940,797

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

We believe we are able to access such sources of liquidity on a stable and flexible basis by keeping credit ratings at a high level. The following table shows credit ratings assigned to SMFG by Moody’s, S&P and Fitch at May 31, 2017:

At May 31, 2017
Moody’s			S&P			Fitch
Long-term	Outlook	Short-term	Long-term	Outlook	Short-term	Long-term	Outlook	Short-term
A1	S	P-1	A-	P	—	A	S	F1

The following table shows credit ratings assigned to the Bank by Moody’s, S&P and Fitch at May 31, 2017:

At May 31, 2017
Moody’s			S&P			Fitch
Long-term	Outlook	Short-term	Long-term	Outlook	Short-term	Long-term	Outlook	Short-term
A1	S	P-1	A	P	A-1	A	S	F1

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

The guidelines published by FSA for LCR applicable to banks with international operations are based on the full text of the LCR standard issued by the BCBS in January 2013. Under these guidelines, banks with international operations must maintain LCR of 100% on both a consolidated basis and a nonconsolidated basis, while the minimum LCR requirements are being phased in between March 31, 2015 and March 31, 2019 with an increase of 10% in each year starting from 60%. The following table shows the LCRs of SMFG and the Bank for the three months ended March 31, 2017. Each figure is calculated based on our financial statements prepared in accordance with Japanese GAAP, as required by the FSA’s LCR guidelines.

For the three months ended March 31, 2017(1)
SMFG (consolidated)	119.2%
SMBC (consolidated)	123.1%
SMBC (nonconsolidated)	124.3%

(1)	Under the FSA’s LCR guidelines, LCR is calculated by dividing the month-end average balance of high-quality liquid assets at the end of January, February and March 2017 by the monthly average amount of total net cash outflows for the same three months.

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

These capital reforms increase the minimum common equity requirement from 2% to 4.5% and require banks to hold a capital conservation buffer, which started to be phased in from January 2016 with the initial ratio of 0.625% and will reach 2.5% by January 2019, to withstand future periods of stress, bringing the total common equity requirement to 7%. The Tier 1 capital requirement will also be increased from 4% to 6%, resulting in a total requirement of 8.5% when combined with the above-mentioned conservation buffer. The total capital requirement remains at the existing level of 8% but will increase to 10.5% by January 2019 due to the capital conservation buffer. Furthermore, a countercyclical buffer within a range of 0% to 2.5% of common equity or other fully loss-absorbing capital has been implemented according to national circumstances. The GHOS also agreed on transitional arrangements for implementing the new requirements.

In addition to the above-mentioned minimum capital requirements and capital buffer requirements under Basel III, organizations identified by the FSB as G-SIBs, which includes us, are required to maintain an additional 1% to 2.5% of Common Equity Tier 1 capital as a percentage of risk-weighted assets, which is commonly referred to as the G-SIB capital surcharge, based on the organization’s size, interconnectedness, substitutability, complexity and cross-jurisdictional activity as determined by the FSB. The amount of G-SIB capital surcharge that applies to us based on the FSB’s determination will be 1% of risk-weighted assets when the requirements are fully applied from 2019. Under the phase-in arrangement for the G-SIB capital surcharge, we are currently required to maintain 0.5% of Common Equity Tier 1 capital as a percentage of risk-weighted assets.

To reflect the Basel III framework, the FSA changed its capital adequacy guidelines. Under the FSA capital adequacy guidelines, the new capital requirements are being phased in from March 31, 2013 through March 31, 2019. The minimum Common Equity Tier 1 capital requirement and Tier 1 capital requirement have been 4.5% and 6%, respectively since March 2015. The capital conservation buffer, countercyclical buffer and the G-SIB capital surcharge started to be phased in from March 31, 2016 under the FSA capital adequacy guidelines.

In March 2015, the FSA published its leverage ratio guidelines, which have been applied from March 31, 2015, to help ensure broad and adequate capture of both on- and off-balance sheet sources of leverage for internationally active banks. The FSA’s leverage ratio guidelines are based on the text of the leverage ratio framework and disclosure requirements issued by the BCBS in January 2014. Under the text of the leverage ratio framework, the BCBS indicated the minimum leverage ratio as 3% and monitored banks’ leverage ratio data in order to assess whether the design and calibration of a minimum leverage ratio of 3% is appropriate from January 1, 2013 to January 1, 2017. Any final adjustments to the definition and calibration of the leverage ratio were scheduled to be made by the BCBS by 2017, with a view to migrate to a Pillar 1 (minimum capital requirement) treatment on January 1, 2018, based on appropriate review and calibration. For further information, see “Item 4.B. Business Overview—Regulations in Japan—Regulations Regarding Capital Adequacy and Liquidity—Leverage Ratio.”

The table below presents our risk-weighted capital ratios, total capital, risk-weighted assets and leverage ratio under Japanese GAAP at March 31, 2017, based on the Basel III rules.

At March 31, 2017
(In billions, except percentages)
SMFG Consolidated:
Total risk-weighted capital ratio	16.93%
Tier 1 risk-weighted capital ratio	14.07%
Common Equity Tier 1 risk-weighted capital ratio	12.17%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥11,973.7
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	9,946.2
Common Equity Tier 1 capital	8,608.5
Risk-weighted assets	70,683.5
The amount of minimum total capital requirements(1)	5,654.7

Leverage ratio	4.74%

(1)	The amount of minimum total capital requirements is calculated by multiplying risk-weighted assets by 8%.

Common Equity Tier 1 capital consists primarily of capital stock, capital surplus and retained earnings relating to common shares, and non-controlling interests that meet the criteria set forth in the FSA capital adequacy guidelines for inclusion in Common Equity Tier 1 capital.

Non-controlling interests arising from the issue of common shares by a fully consolidated subsidiary of a bank may receive recognition in Common Equity Tier 1 capital only if: (1) the instrument giving rise to the non-controlling interest would, if issued by the bank, meet all of the criteria set forth in the FSA capital adequacy guidelines for classification as common shares for regulatory capital purposes; and (2) the subsidiary that issued the instrument is itself a bank or other financial institution subject to similar capital adequacy guidelines.

Non-controlling interests that will no longer qualify as Common Equity Tier 1 capital, Additional Tier 1 capital, or Tier 2 capital under Basel III started to be excluded from March 31, 2014 by increments of 20% and will be fully phased out by March 31, 2018.

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

At March 31, 2017, our consolidated total capital was ¥11,974 billion, Tier 1 capital was ¥9,946 billion, and Common Equity Tier 1 capital was ¥8,609 billion. Our total risk-weighted assets at March 31, 2017 were ¥70,684 billion.

On a consolidated basis, our total risk-weighted capital ratio was 16.93%, Tier 1 risk-weighted capital ratio was 14.07%, Common Equity Tier 1 risk-weighted capital ratio was 12.17% and leverage ratio was 4.74% at March 31, 2017.

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

Set forth below is a table of risk-weighted capital ratios and leverage ratio of the Bank at March 31, 2017 on a consolidated and nonconsolidated basis.

At March 31, 2017
(In billions, except percentages)
SMBC Consolidated:
Total risk-weighted capital ratio	17.77%
Tier 1 risk-weighted capital ratio	14.61%
Common Equity Tier 1 risk-weighted capital ratio	12.89%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥10,311.6
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	8,478.2
Common Equity Tier 1 capital	7,476.9
Risk-weighted assets	58,004.4
The amount of minimum total capital requirements(1)	4,640.4

Leverage ratio	4.41%

SMBC Nonconsolidated:
Total risk-weighted capital ratio	18.61%
Tier 1 risk-weighted capital ratio	15.05%
Common Equity Tier 1 risk-weighted capital ratio	13.15%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥9,598.4
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	7,766.8
Common Equity Tier 1 capital	6,785.0
Risk-weighted assets	51,575.8
The amount of minimum total capital requirements(1)	4,126.1

(1)	The amount of minimum total capital requirements is calculated by multiplying risk-weighted assets by 8%.

Our securities subsidiaries in Japan, SMBC Nikko Securities and SMBC Friend Securities, are also subject to capital adequacy requirements under the FIEA described in “Item 4.B. Business Overview—Regulations in Japan—Regulations Regarding Capital Adequacy and Liquidity.” At March 31, 2017, the capital adequacy ratios were 330.8% for SMBC Nikko Securities and 1,202.5% for SMBC Friend Securities, and sufficiently above 140%, below which level they would be required to file daily reports with the Commissioner of the FSA.

5.C.    RESEARCH, DEVELOPMENT, PATENTS AND LICENSES

We did not conduct any significant research and development activities for the fiscal year ended March 31, 2017. However, there are certain research and development activities conducted by subsidiaries in charge of systems development and information processing for our information system infrastructure.

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

The table below shows the nominal amounts of undrawn loan commitments, and financial guarantees and other credit-related contingent liabilities at March 31, 2017 and 2016.

	At March 31,
	2017	2016
	(In millions)
Loan commitments	¥62,357,210	¥58,026,597
Financial guarantees and other credit-related contingent liabilities	7,924,711	7,349,903

Total	¥70,281,921	¥65,376,500

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

5.F.    TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

In the normal course of business, we enter into contractual obligations that require future cash payments. The following table sets forth a summary of our contractual cash obligations at March 31, 2017.

	At March 31, 2017
	Due in one year or less	Due from one year to three years	Due from three years to five years	Due after five years	Total(1)
			(In millions)
Time deposits	¥24,950,283	¥2,952,200	¥858,252	¥744,775	¥29,505,510
Negotiable certificate of deposits	11,514,609	276,089	87,454	2,786	11,880,938
Borrowings	7,956,309	868,247	949,406	2,364,402	12,138,364
Debt securities in issue	4,628,602	1,527,880	2,213,439	2,806,492	11,176,413
Capital (finance) lease obligation	27,901	48,550	30,408	6,129	112,988
Operating lease obligation	44,746	68,697	56,249	129,312	299,004
Purchase obligation(2)	274,047	773,588	1,297,142	480,233	2,825,010

Total	¥49,396,497	¥6,515,251	¥5,492,350	¥6,534,129	¥67,938,227

(1)	The amount of interest on debt instruments is not included in the maturity table above due to its insignificance.
(2)	Purchase obligation in the above table includes the contractual commitments to purchase aircraft to be leased to customers and to purchase goods or services of construction and information technology that are binding on us for the payment of more than ¥100 million. The contractual commitments to purchase aircraft are based upon fixed price agreements with the manufacturers, an element of which are adjusted for inflation and include price escalation formulas, but are also subject to agreed price concessions where applicable.

5.G.    SAFE HARBOR

See the discussion under “Cautionary Statement Regarding Forward-Looking Statements.”

Item 6.	Directors, Senior Management and Employees

6.A.    DIRECTORS AND SENIOR MANAGEMENT

Directors and Senior Management

We had previously employed a board of corporate auditors governance system. In order to further enhance our solid corporate governance system, we transitioned to a company with three statutory committees, following approval at our ordinary general meeting of shareholders held on June 29, 2017.

Under the Companies Act, a company with three statutory committees is required to have a nominating committee, an audit committee and a compensation committee, each of which consisting of members of the board of directors and of which the majority of the members must be outside directors. In addition to the three statutory committees, we have voluntarily established our risk committee. Also, under the Companies Act, a company with three statutory committees must have one or more corporate executive officers elected by resolution of the board of directors. Corporate executive officers decide on the execution of the operations of the company that were delegated to them by resolution of the board of directors. The board of directors decides on the execution of operations of the company, including basic management policy, and supervises the execution of duties by corporate executive officers.

Our board of directors is comprised of seventeen directors, seven of whom are outside directors as defined under the Companies Act. In addition, our board of directors has elected nine corporate executive officers.

For more information, see “Item 6.C. Board Practices.”

Directors

At June 29, 2017, the following directors held the indicated positions with us:

Name (Date of birth)	Current positions and principal outside positions	Business experience
Koichi Miyata (November 16, 1953)	Chairman of the Board of the Company Chairman of the Board of the Bank	April 1976	Joined Mitsui Bank
		June 2003	Executive Officer of the Bank
		October 2006	Managing Executive Officer of the Bank
		April 2009	Director and Senior Managing Executive Officer of the Bank
		April 2010	Senior Managing Executive Officer of the Company
		June 2010	Director of the Company
		April 2011	Director and President of the Company
Director of the Bank
		April 2017	Chairman of the Board of the Company (to present)
Chairman of the Board of the Bank (to present)

Takeshi Kunibe (March 8, 1954)	Director President of the Company (Representative Corporate Executive Officer) Group Chief Executive Officer, or CEO	April 1976	Joined Sumitomo Bank
		June 2003	Executive Officer of the Bank
		October 2006	Managing Executive Officer of the Bank
		April 2007	Managing Executive Officer of the Company
		June 2007	Director of the Company
		April 2009	Director and Senior Managing Executive Officer of the Bank
		April 2011	President and Chief Executive Officer of the Bank
		April 2017	President of the Company
Resigned as Director of the Bank
		June 2017	Director President of the Company (to present)

Makoto Takashima (March 31, 1958)	Director of the Company President of the Bank	April 1982	Joined Sumitomo Bank
		April 2009	Executive Officer of the Bank
		April 2012	Managing Executive Officer of the Bank
		April 2014	Senior Managing Executive Officer of the Bank
		December 2016	Director and Senior Managing Executive Officer of the Bank
		April 2017	President of the Bank (to present)
		June 2017	Director of the Company (to present)
Kozo Ogino (May 9, 1958)

Director Deputy President and Corporate Executive Officer of the Company

Group Chief Risk Officer, or CRO

Officer in charge of Corporate Risk Management Department and Credit & Investment Planning Department

Director and Deputy President of the Bank

		April 1981	Joined Mitsui Bank
		April 2010	Executive Officer of the Bank
		April 2011	Managing Executive Officer of the Bank
		April 2013	Managing Executive Officer of the Company
		June 2013	Director of the Company
		April 2014	Director and Senior Managing Executive Officer of the Bank
		April 2017	Director and Deputy President of the Company
Director and Deputy President of the Bank (to present)
		June 2017	Director Deputy President and Corporate Executive Officer of the Company (to present)

Name (Date of birth)	Current positions and principal outside positions	Business experience
Jun Ohta (February 12, 1958)

Director Deputy President and Corporate Executive Officer of the Company
(Representative Corporate Executive Officer)

Group Chief Financial Officer, or CFO, Group Chief Strategy Officer, or CSO and Group Chief Digital Innovation Officer, or CDIO

Officer in charge of Public Relations Department, Corporate Planning Department, Financial Accounting Department, Subsidiaries & Affiliates Department and IT Innovation Department

In charge of Transaction Business Planning Department

		April 1982	Joined Sumitomo Bank
		April 2009	Executive Officer of the Bank
		April 2012	Managing Executive Officer of the Bank
		April 2013	Managing Executive Officer of the Company
		April 2014	Senior Managing Executive Officer of the Company
Senior Managing Executive Officer of the Bank
		June 2014	Director of the Company
		April 2015	Director and Senior Managing Executive Officer of the Bank
		April 2017	Director and Deputy President of the Company
Resigned as Director of the Bank
		June 2017	Director Deputy President and Corporate Executive Officer of the Company (to present)

Katsunori Tanizaki (April 12, 1957)

Director Senior Managing Corporate Executive Officer of the Company

Group Chief Information Officer, or CIO

Officer in charge of IT Planning Department, Data Management Department and Operations Planning Department

Director and Senior Managing Executive Officer of the Bank

		April 1982	Joined Sumitomo Bank
		April 2010	Executive Officer of the Bank
		April 2011	General Manager of IT Planning Department of the Company
		April 2013	Managing Executive Officer of the Bank
		April 2015	Senior Managing Executive Officer of the Company
Director and Senior Managing Executive Officer of the Bank (to present)
		June 2015	Director of the Company
		April 2017	Director and Senior Managing Executive Officer of the Company
		June 2017	Director Senior Managing Corporate Executive Officer of the Company (to present)

Toshikazu Yaku (March 3, 1962)

Director Senior Managing Corporate Executive Officer of the Company

Group Chief Compliance Officer, or CCO and Group Chief Human Resources Officer, or CHRO

Officer in charge of Human Resources Department, Quality Management Department, General Affairs Department and Administrative Services Department

Director and Senior Managing Executive Officer of the Bank

		April 1984	Joined Sumitomo Bank
		April 2012	General Manager of Human Resources Department of the Company
Executive Officer of the Bank
		April 2014	Managing Executive Officer of the Bank
		April 2016	Managing Executive Officer of the Company
		March 2017	Director and Managing Executive Officer of the Bank
		April 2017	Senior Managing Executive Officer of the Company
Director and Senior Managing Executive Officer of the Bank (to present)
		June 2017	Director Senior Managing Corporate Executive Officer of the Company (to present)

Name (Date of birth)	Current positions and principal outside positions	Business experience
Toshiyuki Teramoto (September 15, 1958)	Director of the Company Corporate Auditor of the Bank	April 1981	Joined Mitsui Bank
		April 2008	Executive Officer of the Bank
		April 2011	Managing Executive Officer of the Bank
		April 2014	Director and Senior Managing Executive Officer of the Bank
		April 2015	Senior Managing Executive Officer of the Company
		June 2015	Director of the Company
		April 2016	Director of the Bank
		June 2016	Standing Corporate Auditor of the Company
Corporate Auditor of the Bank (to present)
		June 2017	Director of the Company (to present)

Toru Mikami (August 27, 1960)	Director of the Company	April 1984	Joined Sumitomo Bank
		April 2006	General Manager of Legal Department of the Bank
		April 2013	Co-General Manager of General Affairs Department of the Company
		April 2015	Senior Manager of Head Office of the Bank
		June 2015	Standing Corporate Auditor of the Company
		June 2017	Director of the Company (to present)
Tetsuya Kubo (September 24, 1953)	Director of the Company Representative Director-Chairman of SMBC Nikko Securities Inc. (“SMBC Nikko Securities”)	April 1976	Joined Sumitomo Bank
		June 2003	Executive Officer of the Bank
		July 2006	Managing Executive Officer of the Bank
		April 2008	Managing Executive Officer of the Company
		April 2009	Senior Managing Executive Officer of the Company
Director and Senior Managing Executive Officer of the Bank
		April 2011	Deputy President and Executive Officer of the Company
Director and Deputy President of the Bank
Executive Director of SMBC Nikko Securities
		June 2011	Director of the Company
		March 2013	Resigned as Director of the Company
Resigned as Director of the Bank
		April 2013	Representative Director, President & CEO of SMBC Nikko Securities
		April 2016	Representative Director-Chairman of SMBC Nikko Securities (to present)
		June 2016	Director of the Company (to present)

Name (Date of birth)	Current positions and principal outside positions	Business experience
Masayuki Matsumoto(1) (April 14, 1944)	Director of the Company Special Advisor of the Central Japan Railway Company	April 1967	Joined the Japanese National Railways
		April 1987	Joined the Central Japan Railway Company
		June 2004	President and Representative Director of the Central Japan Railway Company
		April 2010	Vice Chairman and Representative Director of the Central Japan Railway Company
		January 2011	Resigned as Director of the Central Japan Railway Company
		January 2011	President of Japan Broadcasting Corporation
		January 2014	Retired from Japan Broadcasting Corporation
		April 2014	Special Advisor of the Central Japan Railway Company (to present)
		June 2015	Director of the Bank
		June 2017	Director of the Company (to present)
Retired as Director of the Bank

Arthur M. Mitchell(1) (July 23, 1947)	Director of the Company	July 1976	Registered as an attorney at law, admitted in New York, the U.S.A. (to present)
		January 2003	General Counsel of the Asian Development Bank
		September 2007	Joined White & Case LLP
		January 2008	Registered as Foreign Attorney in Japan (to present)
Registered Foreign Attorney in Japan at White & Case LLP (to present)
		June 2015	Director of the Company (to present)

Shozo Yamazaki(1) (September 12, 1948)	Director of the Company	November 1970	Joined Tohmatsu Awoki & Co. (currently Deloitte Touche Tohmatsu LLC)
		September 1974	Registered as a certified public accountant (to present)
		July 1991	Representative Partner of Tohmatsu & Co. (currently Deloitte Touche Tohmatsu LLC)
		June 2010	Retired from Deloitte Touche Tohmatsu LLC
		July 2010	Chairman and President of The Japanese Institute of Certified Public Accountants
		July 2013	Advisor of The Japanese Institute of Certified Public Accountants (to present)
		April 2014	Professor of Tohoku University Accounting School (to present)
		June 2017	Director of the Company (to present)

Masaharu Kohno(1) (December 21, 1948)	Director of the Company	April 1973	Joined Ministry of Foreign Affairs of Japan
		August 2005	Director-General of Foreign Policy Bureau in Ministry of Foreign Affairs of Japan
		January 2007	Deputy Minister for Foreign Affairs (in charge of economy) of Ministry of Foreign Affairs of Japan
		February 2009	Ambassador of Japan to Russia
		May 2009	Ambassador of Japan to Russia, Armenia, Turkmenistan and Belarus
		March 2011	Ambassador of Japan to Italy
		May 2011	Ambassador of Japan to Italy, Albania, San Marino and Malta
		September 2014	Retired from office
		June 2015	Director of the Company (to present)

Name (Date of birth)	Current positions and principal outside positions	Business experience
Yoshinobu Tsutsui(1) (January 30, 1954)	Director of the Company	April 1977	Joined Nippon Life Insurance Company
	President of Nippon Life Insurance Company	July 2004	Director of Nippon Life Insurance Company
		January 2007	Director and Executive Officer of Nippon Life Insurance Company
		March 2007	Director and Managing Executive Officer of Nippon Life Insurance Company
		March 2009	Director and Senior Managing Executive Officer of Nippon Life Insurance Company
		March 2010	Representative Director and Senior Managing Executive Officer of Nippon Life Insurance Company
		April 2011	President of Nippon Life Insurance Company (to present)
		June 2017	Director of the Company (to present)
Katsuyoshi Shinbo(1) (April 8, 1955)	Director of the Company	April 1984	Registered as an attorney at law (to present)
		November 1999	Attorney at law at Shinbo Law Office (currently Shinbo & Partners) (to present)
		June 2015	Corporate Auditor of the Bank
		June 2017	Director of the Company (to present)
Resigned as Corporate Auditor of the Bank
Eriko Sakurai(1) (November 16, 1960)	Director of the Company	June 1987	Joined Dow Corning Corporation
	Chairman and Chief Executive Officer of Dow Corning Toray Co., Ltd. President and Representative Director of Dow Corning Holding Japan Co., Ltd.	May 2008	Director of Dow Corning Toray Co., Ltd.
		March 2009	Chairman and Chief Executive Officer of Dow Corning Toray Co., Ltd. (to present)
		May 2011	Regional President -Japan/Korea of Dow Corning Corporation
		February 2015	President and Representative Director of Dow Corning Holding Japan Co., Ltd. (to present)
		June 2015	Director of the Company (to present)

(1)	Messrs. and Ms. Matsumoto, Mitchell, Yamazaki, Kohno, Tsutsui, Shinbo and Sakurai satisfy the requirements for an “outside director” under the Companies Act.

Corporate Executive Officers

At June 29, 2017, the following corporate executive officers held the indicated positions with us:

Name (Date of birth)	Current positions and principal outside positions	Business experience
Takeshi Kunibe (March 8, 1954)	See “Directors” under this Item 6.A.	See “Directors” under this Item 6.A.
Kozo Ogino (May 9, 1958)	See “Directors” under this Item 6.A.	See “Directors” under this Item 6.A.
Manabu Narita (March 29, 1959)	Deputy President and Corporate Executive Officer of the Company Director and Deputy President of the Bank Head of Wholesale Business Unit	April 1981 April 2008	Joined Sumitomo Bank Executive Officer of the Bank
		April 2011	Managing Executive Officer of the Bank
		April 2013	Managing Executive Officer of the Company
		June 2013	Director of the Company
		April 2014	Resigned as Director of the Company
Director and Senior Managing Executive Officer of the Bank
		April 2015	Senior Managing Executive Officer of the Bank
		March 2017	Director and Senior Managing Executive Officer of the Bank
		April 2017	Deputy President and Executive Officer of the Company
Director and Deputy President of the Bank (to present)
		June 2017	Deputy President and Corporate Executive Officer of the Company (to present)
Jun Ohta (February 12, 1958)	See “Directors” under this Item 6.A.	See “Directors” under this Item 6.A.

Yasuyuki Kawasaki (April 30, 1959)	Deputy President and Corporate Executive Officer of the Company Director and Deputy President of the Bank Head of International Business Unit	April 1982	Joined Sumitomo Bank
		April 2009	Executive Officer of the Bank
		April 2012	Managing Executive Officer of the Bank
		July 2012	Co-General Manager of Subsidiaries & Affiliates Department of the Company
		April 2013	Managing Executive Officer of the Company
		April 2014	Senior Managing Executive Officer of the Company
Senior Managing Executive Officer of the Bank
		April 2015	Director and Senior Managing Executive Officer of the Bank
		April 2017	Deputy President and Executive Officer of the Company
Director and Deputy President of the Bank (to present)
		June 2017	Deputy President and Corporate Executive Officer of the Company (to present)

Name (Date of birth)	Current positions and principal outside positions	Business experience
Katsunori Tanizaki (April 12, 1957)	See “Directors” under this Item 6.A.	See “Directors” under this Item 6.A.

Yukihiko Onishi (July 22, 1959)	Senior Managing Corporate Executive Officer of the Company Senior Managing Executive Officer of the Bank Head of Retail Business Unit	April 1983	Joined Sumitomo Bank
		April 2011	Executive Officer of the Bank
		April 2012	General Manager of Planning Department of the Company
		April 2013	Managing Executive Officer of the Bank
		April 2015	Senior Managing Executive Officer of the Company
Director and Senior Managing Executive Officer of the Bank
		April 2017	Senior Managing Executive Officer of the Bank (to present)
		June 2017	Senior Managing Corporate Executive Officer of the Company (to present)
Toshikazu Yaku (March 3, 1962)	See “Directors” under this Item 6.A.	See “Directors” under this Item 6.A.

Hiroshi Munemasa (February 1, 1962)	Managing Corporate Executive Officer of the Company Managing Executive Officer of the Bank Head of Global Markets Business Unit	April 1985	Joined Sumitomo Bank
		April 2012	General Manager of Planning Department, Treasury Unit of the Bank
		April 2013	Executive Officer of the Bank
		April 2015	Managing Executive Officer of the Bank (to present)
		April 2017	Managing Executive Officer of the Company
		June 2017	Managing Corporate Executive Officer of the Company (to present)

Familial Relationships

There are no familial relationships between any of the directors and corporate executive officers listed above.

Arrangements and Understandings

There is no arrangement or understanding with any major shareholder, customer, supplier or other party, pursuant to which any of the directors and corporate executive officers listed above were selected as a director or member of corporate executive officers.

6.B.    COMPENSATION

The aggregate amounts of compensation paid by us during the fiscal year ended March 31, 2017 to our directors and to our corporate auditors were ¥840 million and ¥179 million, respectively.

The following table sets forth the details of individual compensation, disclosed pursuant to the provision of the FIEA and related ordinance, by SMFG and its subsidiaries in amounts equal to or exceeding ¥100 million during the fiscal year ended March 31, 2017:

	Compensation
Director	Aggregate amount	Paid by	Annual salary	Stock option	Bonus
	(In millions)(1)
Masayuki Oku	¥122	SMFG	¥86	¥11	¥24
Koichi Miyata	¥128	SMFG	¥70	¥10	¥20
		SMBC	21	1	4
Takeshi Kunibe	¥128	SMFG	¥21	¥1	¥4
		SMBC	70	10	20
Tetsuya Kubo	¥109	SMFG	¥10	¥—	¥—
		SMBC Nikko Securities	54	—	44

(1)	Amounts less than one million yen have been truncated.

Compensation for each individual director and corporate auditor during the fiscal year ended March 31, 2017, was determined by our board of directors and by consultation among our corporate auditors, respectively, in accordance with our internal rules and our standard practice of approval at our general meeting of shareholders. The shareholders’ approval specified the upper limit of the aggregate amount of compensation or calculation methods. To ensure objectivity in the process of determining such compensation, bonuses and stock options to our board of directors and the board of directors of the Bank, we had voluntarily formed a compensation committee in which an outside director served as the chairman of the committee.

We had introduced compensation-type stock options to directors, corporate auditors, and executive officers of the Company and the Bank (“SMFG Stock Acquisition Rights”), which served as an incentive for them to further contribute to the equity appreciation and achieve better corporate performance through sharing the benefits and risks of the share price performance with our shareholders. For additional information, see “Item 6.E. Share Ownership” or Note 39 “Share-Based Payment” to our consolidated financial statements included elsewhere in this annual report.

Following approval at our ordinary general meeting of shareholders held on June 29, 2017, we transitioned from a board of corporate auditors governance system to a company with three statutory committees: a nominating committee, an audit committee and a compensation committee. Under the new governance system, the compensation committee is responsible for determining policy in regard to the determination of compensation of our directors and corporate executive officers. For more information, see “Item 6.C. Board Practices.” The above reflects information regarding compensation for our directors and our corporate auditors prior to such transition.

6.C.    BOARD PRACTICES

General

The Companies Act permits three types of governance systems for large public companies. The first system is for companies with a board of corporate auditors, and the second one is for companies with an audit and supervisory committee. The last one is for companies with three statutory committees: a nominating committee, an audit committee and a compensation committee.

We had previously employed a board of corporate auditors governance system. In order to further enhance our solid corporate governance system, we transitioned to a company with three statutory committees, following approval at our ordinary general meeting of shareholders held on June 29, 2017.

Under the Companies Act, a company with three statutory committees is required to have a nominating committee, an audit committee and a compensation committee, each of which consisting of members of the board of directors and of which the majority of the members must be outside directors. In addition to the three statutory committees, we have voluntarily established our risk committee.

“Outside director” means a director of any corporation who satisfies all of the following requirements: (a) a person who is not an executive director, corporate executive officer (shikkoyaku), or an employee, including a manager (“Executive Director, etc.”), and has not been an Executive Director, etc. of such corporation or any of its subsidiaries for the ten years prior to assuming his/her office; (b) if the person has been a director, accounting advisor or corporate auditor of such corporation or any of its subsidiaries (excluding a person who has been an Executive Director, etc.) at any time within the ten years prior to assuming his/her office, a person who has not been an Executive Director, etc. of such corporation or any of its subsidiaries for the ten years prior to assuming his/her office as director, accounting advisor, or corporate auditor; (c) a person who is not a parent corporation or any entity which is prescribed by the applicable Ordinance of the Ministry of Justice as a person who controls the management of the corporation (excluding entities who are juridical persons) (“parent corporation, etc.”) of such corporation (limited to a natural person) or director or corporate executive officer (shikkoyaku), or other employee, including a manager, of a parent corporation, etc.; (d) a person who is not an Executive Director, etc. of a subsidiary or any entity which is prescribed by the applicable Ordinance of the Ministry of Justice as the juridical person for which management is controlled by the person other than the corporation (“subsidiary, etc.”) of a parent corporation, etc. of such corporation; and (e) a person who is not a spouse or relative within the second degree of kinship of a director or corporate executive officer (shikkoyaku), manager, or other important employee of such corporation, or its parent corporation, etc. (limited to a natural person).

To ensure the compliance of our execution of our business operations with legal regulations and generally accepted practices, the outside directors are selected from among experts (including certified public accountants, lawyers and persons with consulting or business management experience).

Also, under the Companies Act, a company with three statutory committees must have one or more corporate executive officers elected by resolution of the board of directors. Corporate executive officers decide on the execution of the operations of the company that were delegated to them by resolution of the board of directors.

Pursuant to Article 4 of our articles of incorporation, we maintain a corporate governance system consisting of a general meeting of shareholders, individual directors, a board of directors, a nominating committee, an audit committee, a compensation committee, corporate executive officers and an accounting auditor as its primary components.

Board of directors

Our articles of incorporation provide for a board of directors consisting of not fewer than three directors. We currently have seventeen directors. All directors are elected by our shareholders at a general meeting of shareholders. The term of office of a director expires upon conclusion of the ordinary general meeting of shareholders to be held for the last fiscal year ending within one year after the election of the director. Directors may serve any number of consecutive terms.

By resolution, our board of directors elects or removes corporate executive officers and representative executive officers. Our board of directors may elect directors with titles (yakutsuki-torishimariyaku) and corporate executive officers with titles (yakutsuki-shikkoyaku) and assign or change the designation of the duties of corporate executive officers by resolution. In addition, our board of directors elects or removes members of each statutory committee.

The Companies Act requires the board of directors to decide on the execution of operations of a company, including basic management policy, and supervise the execution of duties by corporate executive officers. In addition, the board of directors may, by resolution of the same, delegate decisions on the execution of the operations to corporate executive officers, to the extent permitted by the Companies Act.

Nominating committee

The nominating committee determines the contents of proposals regarding the election and dismissal of directors to be submitted to a general meeting of shareholders. The committee also deliberates on matters relating to the appointment of our president and president of the Bank.

Under the Companies Act, we are required to have a nominating committee that consists of members of our board of directors, and the majority of the members must be outside directors. Currently, the chairman of the nominating committee is Yoshinobu Tsutsui, who is an outside director. Other outside directors on the nominating committee are Masayuki Matsumoto, Arthur M. Mitchell, Masaharu Kohno and Eriko Sakurai. The other director on the nominating committee is Koichi Miyata, the chairman of the board.

Audit committee

The audit committee is responsible for auditing the execution of duties by corporate executive officers and directors, preparing audit reports and determining the contents of proposals regarding the election or dismissal of, or refusal to reelect, accounting auditors under the Companies Act to be submitted to a general meeting of shareholders. In addition, the committee inspects our operations and those of our major subsidiaries.

Under the Companies Act, we are required to have an audit committee that consists of members of our board of directors, and the majority of the members must be outside directors. Currently, the chairman of the audit committee is Masayuki Matsumoto, who is an outside director. Other outside directors on the audit committee are Shozo Yamazaki and Katsuyoshi Shinbo. Other directors on the audit committee are Toshiyuki Teramoto and Toru Mikami.

Compensation committee

The compensation committee is responsible for determining policy in regard to the determination of compensation of our directors and corporate executive officers. In addition, the committee determines the contents of the compensation of the individual directors and corporate executive officers based on this policy.

Under the Companies Act, we are required to have a compensation committee that consists of members of our board of directors, and the majority of the members must be outside directors. Currently, the chairman of the compensation committee is Katsuyoshi Shinbo, who is an outside director. Other outside directors on the compensation committee are Arthur M. Mitchell, Yoshinobu Tsutsui and Eriko Sakurai. Other directors on the compensation committee are Koichi Miyata, the chairman of the board, and Takeshi Kunibe, our president.

Risk committee

In addition to the three statutory committees mentioned above, we have voluntarily established our risk committee. The risk committee supervises and reports to our board of directors on material Group-wide risk management and compliance issues.

Corporate executive officers

Under the Companies Act, a company with three statutory committees must have one or more corporate executive officers. We currently have nine corporate executive officers. All corporate executive officers are elected by our directors at a board of directors meeting. The term of office of a corporate executive officer expires upon conclusion of the first board of directors meeting called after conclusion of the ordinary general meeting of shareholders for the last business year ending within one year from the time of their election. The board of directors shall appoint representative executive officers from among the corporate executive officers.

Our President and Group Chief Executive Officer (“CEO”) executes business affairs in accordance with resolutions adopted by the board of directors. Our deputy presidents and executive officers, senior managing executive officers and managing executive officers assist the President and Group CEO in the management of our day-to-day operations. Our chairman of the board serves as the chairman of and presides over our board of directors. This is done in order to separate the role of our president, whose responsibility is to exercise overall supervision of our business activities and Group companies, from the role of our chairman.

At the operational level, we have created the Management Committee to act as the top decision-making body with respect to business administration and management supervision of the entire Group. The committee, composed of one or more corporate executive officers, the president of the Bank, the president of SMBC Nikko Securities and the person designated by our President and Group CEO considers important matters relating to the execution of business in accordance with the basic policies set by the board of directors and based on discussions held by the committee members.

Corporate Governance Practices

For the purpose of protecting the interests of shareholders in general, some Japanese securities exchanges, including the Tokyo Stock Exchange, requires a listed company to have, from amongst its outside directors or outside corporate auditors, at least one independent director or corporate auditor who does not have conflicting interests with shareholders as specified under the rule. All companies on these securities exchanges are required to report the name of such independent director or corporate auditor, which is disclosed to the public. In addition, the Japan’s Corporate Governance Code (“Corporate Governance Code”) formulated by the Tokyo Stock Exchange, which establishes fundamental principles for effective corporate governance at listed companies in Japan and took effect in June 2015, provides that listed companies should appoint at least two independent directors. The independence standard for such independent directors will be determined by the subject listed company taking into consideration the independence standards of the Japanese stock exchanges. We also established the SMFG Corporate Governance Guideline in consideration of the content of the Corporate Governance Code and such Corporate Governance Guideline provides that one-third or more of the directors, and at least two of them, will be elected as independent outside directors. We designated all seven outside directors as independent directors.

Companies listed on the NYSE, must comply with certain corporate governance standards provided under Section 303A of the NYSE Listed Company Manual. However, NYSE-listed companies that are foreign private issuers, including us, are permitted to follow home country practices in lieu of certain provisions of Section 303A if such foreign private issuers meet certain criteria. See “Item 16G. Corporate Governance” for a summary of significant ways in which our corporate governance practices differ from those required to be followed by NYSE-listed U.S. companies.

Exemption from Liability

Under the Companies Act and our articles of incorporation, we may exempt our non-executive directors, etc. from liabilities to us arising in connection with their failure to execute their duties, within the limits stipulated by applicable laws and regulations. Pursuant to such authority, we have entered into a liability limitation agreement with each non-executive director, etc. which limits the maximum amount of their liability to the Company arising in connection with a failure to execute their duties to the greater of either ¥10 million or the minimum liability amount prescribed in applicable laws.

Benefits upon Termination of Employment

Neither we nor our subsidiaries maintain any directors’ service contracts providing for benefits upon termination of employment.

6.D.    EMPLOYEES

At March 31, 2017, 2016 and 2015, on a consolidated basis, we had approximately 77,200, 73,700 and 68,700 employees, respectively, including locally hired staff in our foreign offices but excluding temporary employees. We also had an average of approximately 16,000 temporary employees during the fiscal year ended March 31, 2017.

The following tables show our full-time employees at March 31, 2017 on a consolidated basis under Japanese GAAP broken down based on business segment and geographical location:

Percentage of full-time employees at March 31, 2017
Business segment:
Commercial Banking(1)	52%
Leasing	5
Securities	15
Consumer Finance	15
Others	13

Total	100%

(1)	The number of employees of the Bank represents 38% of the number of our employees on a consolidated basis. Further, the number of employees in the Bank’s Wholesale Banking Unit, Retail Banking Unit, International Banking Unit, Treasury Unit and Others represent 7%, 19%, 6%, 1% and 5% of the number of our employees on a consolidated basis, respectively.

Percentage of full-time employees at March 31, 2017
Location:
Japan	88%
Americas	3
Europe and Middle East	2
Asia and Oceania	7

Total	100%

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

6.E.    SHARE OWNERSHIP

Shareholdings by Directors and Senior Management

The following table shows the number of shares of our common stock owned by our directors and corporate executive officers at June 29, 2017:

Number of shares owned
Directors and corporate executive officers:
Koichi Miyata	16,400
Takeshi Kunibe	35,988
Makoto Takashima	8,300
Kozo Ogino	9,100
Jun Ohta	10,500
Katsunori Tanizaki	7,900
Toshikazu Yaku	4,700
Toshiyuki Teramoto	8,400
Toru Mikami	1,000
Tetsuya Kubo	7,731
Masayuki Matsumoto	—
Arthur M. Mitchell	—
Shozo Yamazaki	—
Masaharu Kohno	—
Yoshinobu Tsutsui	—
Katsuyoshi Shinbo	—
Eriko Sakurai	—
Manabu Narita	9,322
Yasuyuki Kawasaki	7,900
Yukihiko Onishi	6,400
Hiroshi Munemasa	3,200

None of our directors or corporate executive officers is the owner of more than one percent of our common stock, and no director or corporate executive officers has voting rights with respect to our common stock that are different from any other holder of our common stock.

Stock Option Plans and Other Remuneration for Directors and Senior Management

In June 2010, a resolution was passed at the general meeting of shareholders to introduce a stock option compensation program for directors, corporate auditors and executive officers of the Company and the Bank (“SMFG Stock Acquisition Rights”), which served to incentivize grantees to further contribute to the equity appreciation and improved corporate performance through a sharing of the benefits and risks of share price performance of our shares. These changes reflected a review of our compensation system and the elimination of retirement benefits for directors, corporate auditors and executive officers.

The following table provides an overview of the significant terms and conditions of our stock option plans:

	Date of resolution	Number of grantees	Shares granted	Exercise period	Exercise price

SMFG Stock Acquisition Rights (1st series)	July 28, 2010	82 directors, corporate auditors and executive officers of the Company and the Bank	102,600 shares of common stock of the Company	August 13, 2010 to August 12, 2040	¥1 per share granted upon exercise of each stock acquisition right, multiplied by the number of shares granted

SMFG Stock Acquisition Rights (2nd series)	July 29, 2011	85 directors, corporate auditors and executive officers of the Company and the Bank	268,200 shares of common stock of the Company	August 16, 2011 to August 15, 2041	¥1 per share granted upon exercise of each stock acquisition right, multiplied by the number of shares granted

SMFG Stock Acquisition Rights (3rd series)	July 30, 2012	85 directors, corporate auditors and executive officers of the Company and the Bank	280,500 shares of common stock of the Company	August 15, 2012 to August 14, 2042	¥1 per share granted upon exercise of each stock acquisition right, multiplied by the number of shares granted

SMFG Stock Acquisition Rights (4th series)	July 29, 2013	82 directors, corporate auditors and executive officers of the Company and the Bank	115,700 shares of common stock of the Company	August 14, 2013 to August 13, 2043	¥1 per share granted upon exercise of each stock acquisition right, multiplied by the number of shares granted

SMFG Stock Acquisition Rights (5th series)	July 30, 2014	82 directors, corporate auditors and executive officers of the Company and the Bank	121,900 shares of common stock of the Company	August 15, 2014 to August 14, 2044	¥1 per share granted upon exercise of each stock acquisition right, multiplied by the number of shares granted

	Date of resolution	Number of grantees	Shares granted	Exercise period	Exercise price

SMFG Stock Acquisition Rights (6th series)	July 31, 2015	83 directors, corporate auditors and executive officers of the Company and the Bank	132,400 shares of common stock of the Company	August 18, 2015 to August 17, 2045	¥1 per share granted upon exercise of each stock acquisition right, multiplied by the number of shares granted

SMFG Stock Acquisition Rights (7th series)	July 26, 2016	89 directors, corporate auditors and executive officers of the Company and the Bank	201,200 shares of common stock of the Company	August 15, 2016 to August 14, 2046	¥1 per share granted upon exercise of each stock acquisition right, multiplied by the number of shares granted

We have employee stock ownership associations in Japan for our, the Bank’s and other subsidiaries’ employees. Members of the employee stock ownership associations set aside certain amounts from their monthly salary to purchase our common stock through the relevant employee stock ownership association. The administrator of each association makes open-market purchases of our common stock for the account of the association on a monthly basis. We, the Bank and other subsidiaries contribute matching funds equivalent to 5% of the amount purchased by the relevant association. At March 31, 2017, none of the employee stock ownership associations held more than 1% of our common stock.

Item 7.	Major Shareholders and Related Party Transactions

7.A.    MAJOR SHAREHOLDERS

Major Shareholders

Our major shareholders, appearing on our register of common shareholders at March 31, 2017, were as follows:

	Number of shares held(2)	Percentage of shares issued(1)(2)
Name:
Japan Trustee Services Bank, Ltd. (Trust Account)	77,865,200	5.50%
The Master Trust Bank of Japan, Ltd. (Trust Account)	63,818,600	4.51%
Japan Trustee Services Bank, Ltd. (Trust Account 5)	29,034,200	2.05%
Japan Trustee Services Bank, Ltd. (Trust Account 9)	26,246,700	1.85%
STATE STREET BANK AND TRUST COMPANY 505223	24,825,763	1.75%
Japan Trustee Services Bank, Ltd. (Trust Account 1)	21,554,900	1.52%
Japan Trustee Services Bank, Ltd. (Trust Account 2)	21,282,200	1.50%
NATSCUMCO	19,858,605	1.40%
Japan Trustee Services Bank, Ltd. (Trust Account 7)	19,285,300	1.36%
STATE STREET BANK WEST CLIENT—TREATY 505234	19,048,976	1.34%

(1)	Percentages are calculated based on the total number of shares of common stock then issued, including our treasury stock, and have been truncated to the nearest second decimal point.
(2)

On October 21, 2016, Mizuho Securities Co., Ltd. submitted a filing to the Kanto Local Finance Bureau indicating that Mizuho Securities Co., Ltd. and its affiliate held 72,802,582 shares of our common stock, representing 5.15% of our outstanding common stock at October 14, 2016. On February 10, 2017, Sumitomo Mitsui Trust Holdings, Inc. submitted a Schedule 13G to the SEC, indicating that

Sumitomo Mitsui Trust Holdings, Inc. and its subsidiaries beneficially held 74,439,300 shares of our common stock, representing 5.3% of our outstanding common stock at December 31, 2016. On March 22, 2017, BlackRock Japan Co., Ltd. submitted a filing to the Kanto Local Finance Bureau indicating that BlackRock Japan Co., Ltd. and its affiliates held 90,686,690 shares of our common stock, representing 6.41% of our outstanding common stock at March 15, 2017. However, we have not confirmed the status of any of these shareholdings at March 31, 2017.

Our major shareholders do not have different voting rights.

Shareholders in the United States

Because some of our common stock was held by brokers or other nominees, the number of shares held by and the number of beneficiary holders with addresses in the United States is not fully ascertainable. At March 31, 2017, there were 232 record holders of our common stock with addresses in the United States, whose shareholdings represented approximately 19% of our outstanding common stock on that date.

Control of the Company

To our knowledge, we are not directly or indirectly owned or controlled by any another corporation(s), by any foreign government or by any other natural or legal person(s), severally or jointly.

Arrangements for Change in Control of the Company

We know of no arrangements the operation of which may at a later time result in a change of control.

7.B.    RELATED PARTY TRANSACTIONS

We and our banking subsidiaries had, and expect to have in the future, banking transactions and other transactions in the ordinary course of business with our related parties. For the fiscal year ended March 31, 2017, such transactions included, but were not limited to, loans, deposits and guarantees. Furthermore, such transactions were immaterial and were made at prevailing market rates, terms and conditions, and did not involve more than the normal risk of collectibility or present other unfavorable features.

During the fiscal year ended March 31, 2017, none of our directors or corporate auditors or the Bank’s directors, and none of the close members of their respective families, had any transactions that were material or any transactions that were unusual in their nature or conditions, involving goods, services or tangible or intangible assets, to which we were a party, and no such transactions were proposed at March 31, 2017. During the fiscal year ended March 31, 2017, we made no loans to our directors or corporate auditors or the Bank’s directors other than those that were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectibility or present other unfavorable features.

7.C.    INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

Item 8.	Financial Information

8.A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Financial Statements

All relevant financial statements are attached hereto. See “Item 18. Financial Statements.” See “Item 5.A. Operating Results—Reconciliation with Japanese GAAP” for a reconciliation of consolidated net profit and total equity for the fiscal year ended March 31, 2017 under IFRS, with those amounts under Japanese GAAP.

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

We had a basic policy of pursuing the sustainable growth of shareholder value and increasing the dividend per share in a stable manner, by achieving higher profitability and growth through growth investments with a focus on capital efficiency, while enhancing retained earnings to maintain financial soundness.

The following table shows historical aggregate dividend payments per share of our common stock for each of the fiscal years from the fiscal year ended March 31, 2015 through the fiscal year ended March 31, 2017:

	Dividend per share
	Paid(1)	Declared(2)
Fiscal year ended March 31,
2015	¥140	¥125
2016	150	155
2017	150	150

(1)	Dividend per share based on dividends in respect of each fiscal year including dividends proposed after current fiscal year-end but not recognized in the financial statements and excluding dividends in respect of the previous fiscal year declared in current fiscal year.
(2)	Dividend per share based on dividends declared and recognized in the financial statements during each fiscal year.

We aim to enhance shareholder value in a sustainable manner by balancing financial soundness, return to shareholders, and investment for growth. We adopt a progressive dividend policy, which does not reduce dividends and at least maintains or increases dividend each year, and seek to achieve a dividend payout ratio of 40% on a consolidated net profit basis under Japanese GAAP.

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

Price History of the Shares

Market Price Information for Our American Depositary Shares

The following table sets forth, for the periods indicated, the high and low trading prices, and average daily trading volume for our ADSs on the NYSE since the fiscal year ended March 31, 2013.

	Price per ADS		Average daily trading volume
	High	Low
	(In dollars)		(Number of shares)
Fiscal year ended March 31, except quarter and month data:
2013	$9.46	$5.55	888,210
2014	10.59	7.32	1,600,359
2015	8.83	6.74	1,760,924
2016:
First quarter	9.25	7.74	2,405,701
Second quarter	9.28	7.26	1,206,089
Third quarter	8.49	7.40	1,202,063
Fourth quarter	7.69	5.01	4,154,861
Full year	9.28	5.01	2,218,760
2017:
First quarter	6.88	5.51	1,773,474
Second quarter	7.33	5.43	1,090,648
Third quarter	8.30	6.39	963,498
Fourth quarter	8.09	7.21	875,551
Full year	8.30	5.43	1,179,005
Most recent six months:
December	8.30	7.59	1,029,716
January	8.03	7.67	990,597
February	8.09	7.67	752,586
March	8.00	7.21	877,092
April	7.59	6.93	813,083
May	7.57	7.10	1,081,537
June (through June 15, 2017)	7.92	7.25	4,957,143

Market Price Information for Our Shares

See “Item 9.C. Markets” for information on the stock exchanges on which our common stock is listed.

The following table sets forth, for the periods indicated, the high and low trading prices, and average daily trading volume for our common stock since the fiscal year ended March 31, 2013 on the Tokyo Stock Exchange.

	Price per shares		Average daily trading volume
	High	Low
	(In yen)		(Number of shares)
Fiscal year ended March 31, except quarter and month data:
2013	¥4,255	¥2,231	7,228,299
2014	5,470	3,545	9,052,026
2015	4,915	3,800	7,609,582
2016:
First quarter	5,747	4,530	8,901,549
Second quarter	5,770	4,388	8,516,021
Third quarter	5,220	4,471	6,910,602
Fourth quarter	4,640	2,820	12,667,405
Full year	5,770	2,820	9,245,903
2017:
First quarter	3,895	2,792	9,404,657
Second quarter	3,805	2,767	10,467,334
Third quarter	4,768	3,293	10,275,844
Fourth quarter	4,634	4,045	7,194,184
Full year	4,768	2,767	9,340,124
Most recent six months:
December	4,768	4,290	9,477,843
January	4,614	4,335	6,711,511
February	4,634	4,306	6,602,520
March	4,533	4,045	8,148,914
April	4,200	3,760	7,601,890
May	4,256	3,974	5,944,170
June (through June 15, 2017)	4,340	3,952	8,432,082

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

Provisions Relating to Directors

We had previously employed a board of corporate auditors governance system. In order to further enhance our solid corporate governance system, we transitioned to a company with three statutory committees: a nominating committee, an audit committee and a compensation committee, following approval at our ordinary general meeting of shareholders held on June 29, 2017. The Companies Act requires the board of directors to decide on the execution of operations of a company, including basic management policy, and supervise the execution of duties by corporate executive officers. In addition, the board of directors may delegate decisions on the execution of the operations to corporate executive officers, to the extent permitted by the Companies Act. The Companies Act and our articles of incorporation, bylaws and associated internal rules issued pursuant to the articles provide in summary as follows:

•	a director is not entitled to vote on a proposal or arrangement or contract in which the director has a special interest;

•	the amount of compensation to each of our directors is determined by the compensation committee, which consists of members of our board of directors, the majority of whom must be outside directors;

•	the board of directors has authority to approve transactions between the directors and us;

•	there are no provisions requiring the mandatory retirement of directors at a specified age; and

•	share ownership is not required in order to be eligible to serve as a director.

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

(2)	the normal term of office of our directors is no longer than one year (our current articles of incorporation provide that the normal term of office of our directors expires upon the close of the general meeting of shareholders to be held for the last fiscal year ending within one year after the election); and

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

The aggregate book value of surplus distributed by us may not exceed a prescribed distributable amount as calculated on the effective date of the distribution. Our prescribed distributable amount at any given time shall be the amount of surplus less the aggregate of (a) the book value of our treasury stock, (b) the amount of consideration for any treasury stock we disposed of after the end of the last fiscal year, (c) the sum of net unrealized losses on other securities and unrealized losses on land valuation, and (d) other amounts set forth in an ordinance of the Ministry of Justice, including (if the sum of one-half of our goodwill and deferred assets exceeds the total of the stated capital, capital reserve and retained earnings reserve, each being the amount in our nonconsolidated balance sheet at the end of the last fiscal year) all or a certain part of the exceeding amount as calculated in accordance with the ordinances of the Ministry of Justice. If we have prepared interim financial statements in accordance with the ordinances of the Ministry of Justice as described below, and if the interim financial statements have been approved by the board of directors or (if so required) by a general meeting of shareholders, then the prescribed distributable amount must be adjusted to take into account the amount of profit or loss, and the amount of consideration for any of our treasury stock disposed of by us, during the period for which the interim financial statements have been prepared. We will be permitted to prepare nonconsolidated interim financial statements consisting of a balance sheet at any date subsequent to the end of the last fiscal year and an income statement for the period from the first day of the current fiscal year to the date of the balance sheet. Interim financial statements so prepared by us must be audited by our audit committee and accounting auditors, as required by an ordinance of the Ministry of Justice.

Voting Rights

Holders of shares of common stock have one voting right for each unit of shares held by them. Except as otherwise provided by law or by our articles of incorporation, a resolution can be adopted at a general meeting of shareholders by the holder of a majority of the total number of the voting rights represented at the meeting. In our articles of incorporation the quorum to elect directors is one-third of the total number of voting rights. Our shareholders are not entitled to cumulative voting in the election of directors. Our shareholders may cast their votes by mail or via the internet. Our shareholders may also exercise their voting rights through proxies, provided that the proxies are also holders of shares with voting rights.

The Companies Act provides that certain important matters shall be approved by a special resolution of a general meeting of shareholders. Under our articles of incorporation, the quorum for a special resolution is one-third of the total number of voting rights and the approval of at least two-thirds of the voting rights represented at the meeting is required for adopting a special resolution. Important matters include:

•	amending the articles of incorporation (except for amendments that may be authorized by the board of directors under the Companies Act);

•	reducing stated capital which meets certain requirements, with some exceptions;

•	dissolving, merging or consolidating requiring shareholders’ approval;

•	establishing a parent and a wholly owned subsidiary relationship by way of a share transfer (kabushiki-iten) or share exchange (kabushiki-kokan) requiring shareholders’ approval;

•	transferring the whole or a substantial part of our business;

•	transferring all or part of the shares of a subsidiary which meets certain requirements;

•	taking over the whole business of another company requiring shareholders’ approval;

•	corporate split requiring shareholders’ approval;

•	consolidating shares of common stock;

•	acquiring shares of common stock from a specific shareholder other than one of our subsidiaries;

•	issuing or transferring new shares or existing shares held by us as treasury stock to persons other than the shareholders at a specially favorable price;

•	issuing stock acquisition rights (including those incorporated in bonds with stock acquisition rights) to persons other than the shareholders under specially favorable conditions;

•	exempting some liability of a director or corporate executive officer; and

•	distributing surplus in-kind if shareholders are not granted the right to require us to make a distribution in cash instead of in-kind.

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

Record Date

March 31 is the record date for the payment of year-end dividends and the determination of shareholders entitled to vote at the ordinary general meeting of shareholders. September 30 is the record date for payment of interim dividends. In addition, by determination by corporate executive officers under the authority delegated by the board of directors and after giving at least two weeks’ prior public notice, we may at any time set a record date in order to determine the shareholders who are entitled to certain rights pertaining to the common stock.

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

•	from the commencement of our ordinary general meeting of shareholders if an agenda for approval to declare a preferred dividend is not submitted to the meeting; or

•	from the close of our ordinary general meeting of shareholders if a proposed resolution to declare a preferred dividend is not approved at the meeting.

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

General Meeting of Shareholders

Our ordinary general meeting of shareholders is held within three months after the end of each fiscal year. In addition, we may hold an extraordinary general meeting of shareholders whenever necessary. Notice of a general meeting of shareholders stating the place, the time and the purpose thereof, and certain matters set forth in the Companies Act and in ordinances of the Ministry of Justice, must be given to each holder of shares of common stock with voting rights (or to the standing proxy or mailing address in Japan of a nonresident shareholder) at least two weeks prior to the date set for the meeting. The record date for an ordinary general meeting of shareholders is March 31 of each year.

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

PFIC Rules

Based upon certain proposed Treasury regulations that are not yet in effect, but are generally proposed to become effective for taxable years beginning after December 31, 1994, we believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended March 31, 2017. However, since PFIC status depends upon the composition of our income and assets and the market value of our assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any taxable year during which a U.S. Holder held shares, certain adverse U.S. federal income tax consequences could apply to the U.S. Holder.

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

These materials, including this annual report and the exhibits thereto, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. The SEC also maintains a website at https://www.sec.gov that contains reports and proxy information regarding issuers that file electronically with the SEC. Some of the information may also be found on our website at http://www.smfg.co.jp.

10.I.     SUBSIDIARY INFORMATION

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures about Credit, Market and Other Risk

On April 1, 2017, we introduced Group-wide business units and a CxO system. In addition, we transitioned to a company with three statutory committees: a nominating committee, an audit committee and a compensation committee from a board of corporate auditors governance system, following approval at our ordinary general meeting of shareholders held on June 29, 2017. In connection with the foregoing, we changed our risk management system, including by introducing a Group Chief Risk Officer who reports to the board of directors and its internal committees and conducting various meetings for business executions to centrally identify and manage risks. The following information regarding our risk management system is presented at March 31, 2017. We will disclose our risk management system information in accordance with the new structure beginning with the fiscal year ending March 31, 2018.

Quantitative and Qualitative Information about Risk Management

Basic Approach

As risks in the financial services industry increase in diversity and complexity, risk management (identifying, measuring, and controlling risk) has never been more important in the management of a financial institution.

Business and risk view is shared across the Group, and we have an overarching Risk Appetite Framework (“RAF”) for systematic management of risk. RAF guides us in conducting business by clarifying the type and amount of risk we should take to expand earnings.

Risk Appetite Framework

Within the Group’s overall exercise of risk controls, we seek to secure appropriate risk / return by clarifying the types and levels of risk that we are willing to take on or prepared to tolerate for profit growth (risk appetite).

RAF plays a key role in our realization of sustainable growth, and we position RAF and business strategy as the two pivots of our business management.

Our basic position and risk appetite specifics are set out in an internal document for Group-wide use.

Risk Appetite

We have a Risk Appetite Statement that provides a qualitative explanation of our approach to risk taking and risk management for each category: financial soundness, profitability, liquidity, credit, market and operational and others (including processing, system and compliance). We also have quantitative Risk Appetite Measures that function as benchmarks for risks that we are considering taking and for risk / return.

As an illustration, for the financial soundness category, our Risk Appetite Statement has “maintain a sufficient level of capital to support sustainable growth” as the overall policy. It also includes specific policies for the fiscal year in question based on our view of the environment and risk. The Risk Appetite Measures are numerous and include Common Equity Tier 1 ratio.

Operation of Risk Appetite Framework

The process of setting risk appetite for each fiscal year begins with discussions on the current and future business environment and risks by the Management Committee and the board of directors. Based on their shared view of risks, they select Top Risks, which are the risks that may have a material impact on the Group. Risk appetite is then decided on the basis of stress test results and other risk analysis that illustrates impact if risks should be realized. Business strategy and policies for the conduct of business are drawn up on the basis of the risk appetite decisions.

Views of the environment and risks, including Top Risks, are continuously updated in the course of the fiscal year’s business and the risk appetite situation is monitored regularly through the medium of the Risk Appetite Measures and other controls. The results are reported to the Management Committee and the board of directors.

If risk appetite monitoring reveals notable deviation from the measures set at the start of the fiscal year, consideration is given to revising risk appetite and business strategy as required.

Comprehensive risk management

We manage risk systematically across the entire Group. Thorough assessments of the environment and risk, including Top Risks, are carried out to ensure effective operation of RAF, and there is a framework for risk analysis (stress tests) and risk capital management.

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

System Risk. System risk is the possibility of losses arising from failure, malfunction, or unauthorized use of information systems.

Top Risks

We select the risks that may have a material impact on business management, mainly from the potential risks for the next 12 months, and label these Top Risks. The selection of Top Risks involves a wide-range screening for candidates, an evaluation of each risk’s potential impact and probability of occurrence, and full discussion by the Risk Committee, the Management Committee, and the board of directors.

Environment and risk views are shared across the Group by means of this process, and we seek to refine our risk management by continually checking on the status of our responses to each Top Risk.

Stress Tests

In the current volatile business environment, stress tests are essential for analyzing and estimating the effects of stress events brought about by risks such as economic recession and market turbulence. When establishing our medium-term management plan or annual business plan, we conduct stress testing to appraise the likely financial impact of various stress events on the Group, so that we can prepare actions in advance to deal with such events as they occur.

Stress testing consists of four processes: scenario design, scenario finalization, calculation of the impact on financial items, and confirmation by the Management Committee and the board of directors. In the scenario design process, scenarios are designed based on the Corporate Risk Management Department’s summation of Top Risks discussed by the Risk Committee, the Management Committee, and the board of directors and the views of related departments on factors such as future global trends. In the scenario finalization process, scenarios are revised as necessary based on the outcome of discussions between specialists and related departments. In the calculation of the impact on financial items process, we calculate the financial impact under each scenario and analyze their aggregate on financial items such as the Common Equity Tier 1 ratios. After these three processes, the scenarios and impact on financial items are reported to the Management Committee and the board of directors for verification of the appropriateness of business strategy.

Risk Capital Management

In managing the risk categories shared by the Group as a whole, we apply a uniform standard, risk capital based on value at risk (“VaR”). This measurement is applied to credit, market, and operational risk, taking account of each risk’s particular characteristics and individual Group company business characteristics, and used to set upper limits within the scope of our resources (capital). Risk capital is also used in optimizing capital allocation on a Group consolidated basis.

Disclosures of the objectives, policies and processes to manage each risk and the methods used to measure each risk have been included in “Credit Risk,” “Market Risk and Liquidity Risk,” “Operational Risk, Processing Risk and System Risk” and “Other Risk.”

Fundamental Principles

We have established a basic approach to be employed in risk management, which is included in the manual entitled Policies on Comprehensive Risk Management. The fundamental principles are as follows:

•

Risk management on a Group-wide basis. Various risks taken at Group companies are managed on a consolidated basis according to the nature of each company’s business and significance, in conformity with the relevant laws and regulations.

•	Risk management based on quantification. The risks are quantitatively managed according to the relevant risk characteristics after specifying the scope of quantification.

•	Ensuring consistency with the business strategy. Risk management is to be consistent with the business strategy.

•	System for check and balance. A risk management framework is developed to ensure effective check and balance function for business operations.

•

Measures for emergencies and critical situations. Necessary measures are developed by assuming situations and scenarios as to materialization of risk which would have a significant impact on the business and financial management of the Group.

•	Verification of the actual situation. The actual risk management process is verified by the Internal Audit Unit.

Risk Management System

Reflecting the importance of risk management, top management plays an active role in the process. The Group-wide basic policies for risk management are determined by the Management Committee before being authorized by the board of directors.

In line with our Group-wide basic policies for risk management, the functions for managing major risks are consolidated at the Corporate Risk Management Department, and we seek to refine our risk management system by means such as across-the-board reviews for each risk category. In addition, the Internal Audit Unit audits risk management to verify whether the system is working properly.

Risk management systems are in place at the individual Group companies for their particular businesses in accordance with the basic policies. At the Bank, for example, specific departments have been appointed for risks associated with settlement in addition to the overall handling of such categories as credit and market risk. Each risk category is managed in accordance with its particular characteristics.

Risk Committee

The Risk Committee is an internal committee of the board of directors, composed of outside directors as well as inside and outside experts.

The Risk Committee meets regularly to discuss a wide range of risk management and compliance topics, including Top Risks and RAF, from a specialist viewpoint. The results are reported to the Management Committee and the board of directors for reflection in the Group operations.

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

This method is reviewed periodically and refined, if necessary.

The relationship between the VaR calculated with the model and the actual profit and loss data is back-tested periodically. The back-testing results for the Group’s trading accounts during the fiscal year ended March 31, 2017 are shown below. A data point below the diagonal line indicates a loss in excess of the predicted VaR for that day; however, there were no significant excess losses as with the previous year. This demonstrates that the Group’s VaR model, with a one-sided confidence interval of 99.0%, is sufficiently reliable.

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

VaR Summary for the Fiscal Years Ended March 31, 2017 and 2016

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

VaR for Trading Activity

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the fiscal year ended March 31, 2017:
SMBC Consolidated
Maximum	¥19.2	¥3.1	¥5.3	¥2.5	¥22.6
Minimum	1.5	1.0	0.3	1.2	3.9
Daily average	8.1	1.7	1.8	1.7	11.8
At March 31, 2017	1.9	1.2	0.4	1.7	3.9

SMFG Consolidated
Maximum	¥27.9	¥3.9	¥5.8	¥2.5	¥34.0
Minimum	10.3	1.2	1.1	1.2	13.1
Daily average	16.1	1.9	3.1	1.7	21.4
At March 31, 2017	16.7	1.6	4.2	1.7	23.6

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the fiscal year ended March 31, 2016:
SMBC Consolidated
Maximum	¥15.8	¥3.7	¥5.9	¥1.7	¥21.4
Minimum	6.3	0.3	0.5	0.8	8.6
Daily average	10.0	1.4	1.8	1.2	13.3
At March 31, 2016	7.6	1.1	1.1	1.3	10.4

SMFG Consolidated
Maximum	¥16.5	¥3.7	¥6.2	¥1.7	¥22.5
Minimum	7.0	0.3	0.7	0.8	9.6
Daily average	10.6	1.4	2.0	1.2	14.2
At March 31, 2016	8.1	1.1	1.2	1.3	11.0

(1)	Total for “Maximum,” “Minimum,” and “Daily average” represent the maximum, minimum and daily average of the total of the trading book. For certain subsidiaries, we employ the standardized method and/or the historical simulation method for the VaR calculation method.

VaR for Non-trading Activity

•	Banking

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the fiscal year ended March 31, 2017:
SMBC Consolidated
Maximum	¥34.2	¥0.0	¥38.9	¥0.0	¥49.9
Minimum	23.2	0.0	24.7	0.0	37.8
Daily average	27.0	0.0	32.1	0.0	43.0
At March 31, 2017	27.4	0.0	34.2	0.0	44.1

SMFG Consolidated
Maximum	¥37.3	¥0.0	¥38.9	¥0.0	¥53.2
Minimum	26.4	0.0	24.8	0.0	40.2
Daily average	30.0	0.0	32.2	0.0	46.1
At March 31, 2017	30.6	0.0	34.3	0.0	47.4

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the fiscal year ended March 31, 2016:
SMBC Consolidated
Maximum	¥26.2	¥0.0	¥34.5	¥0.0	¥48.0
Minimum	13.8	0.0	17.4	0.0	23.1
Daily average	20.0	0.0	28.7	0.0	37.8
At March 31, 2016	18.3	0.0	27.4	0.0	33.6

SMFG Consolidated
Maximum	¥26.9	¥0.0	¥34.6	¥0.0	¥48.9
Minimum	14.1	0.0	17.5	0.0	23.5
Daily average	20.8	0.0	28.7	0.0	38.7
At March 31, 2016	18.7	0.0	27.5	0.0	34.0

(1)	Total for “Maximum,” “Minimum,” and “Daily average” represent the maximum, minimum and daily average of the total of the banking book.

•	Strategic Equity Investment

Equities risk
(In billions)
For the fiscal year ended March 31, 2017:
SMBC Consolidated
Maximum	¥1,421.0
Minimum	1,146.2
Daily average	1,303.7
At March 31, 2017	1,361.8

SMFG Consolidated
Maximum	¥1,603.9
Minimum	1,272.8
Daily average	1,460.5
At March 31, 2017	1,544.5

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

Outlier Ratio

In the event the economic value of a bank declines by more than 20% of total capital as a result of interest rate shocks, that bank would fall into the category of “outlier bank,” as stipulated under Pillar 2 of the Basel Capital Accord. This ratio, known as the outlier ratio, was 1.9% for the Bank on a consolidated basis at March 31, 2017, substantially below the 20% criterion. The decline in economic value based on the outlier framework of the Bank on a consolidated basis is shown in the following table.

	At March 31,
	2017	2016
	(In billions, except percentages)
SMBC Consolidated
Total	¥192.3	¥208.2
Impact of yen interest rates	79.2	41.2
Impact of U.S. dollar interest rates	85.4	109.8
Impact of euro interest rates	14.0	40.1
Percentage of total capital	1.9%	2.0%

Note:	Decline in economic value is the decline of the present value of a banking portfolio after interest rate shocks (1st and 99th percentile of observed interest rate changes using a one-year holding period and an observation period of five years).

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

Citibank, N.A., as depositary, has agreed to reimburse SMFG for certain expenses SMFG incurs in connection with its ADR program, subject to certain ceilings. During the fiscal year ended March 31, 2017, we received $525,000.00 as reimbursement for such expenses.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including Takeshi Kunibe, our Director President, and Jun Ohta, our Director Deputy President and Corporate Executive Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) at March 31, 2017. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable, not absolute, assurance of achieving their control objectives. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based upon the evaluation referred to above, Mr. Kunibe and Mr. Ohta concluded that the design and operation of our disclosure controls and procedures at March 31, 2017 were effective to provide reasonable assurance that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

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

Our management evaluated the effectiveness of our internal control over financial reporting at March 31, 2017 based on the criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the evaluation, management has concluded that we maintained effective internal control over financial reporting at March 31, 2017.

The effectiveness of our internal control over financial reporting at March 31, 2017 has been audited by KPMG AZSA, our independent registered public accounting firm, as stated in their report appearing on page F-4.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Our board of directors has determined that Mr. Shozo Yamazaki is an “audit committee financial expert” as defined in Item 16A of Form 20-F and is “independent” as defined in the listing standards of the NYSE.

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

There were no material changes to the code of ethics during the fiscal year ended March 31, 2017. No waivers of the business ethics and compliance manual have been granted to any of our directors, officers or other employees, during the fiscal year ended March 31, 2017.

Item 16C.	Principal Accountant Fees and Services

Fees for Services Provided by KPMG AZSA and its Affiliates

The aggregate fees billed by KPMG AZSA, our independent registered public accounting firm, and its affiliates, for the fiscal years ended March 31, 2017 and 2016 are presented in the following table:

	For the fiscal year ended March 31,
	2017	2016
	(In millions)
Audit fees(1)	¥4,764	¥4,496
Audit-related fees(2)	206	234
Tax fees(3)	148	208
All other fees(4)	58	4

Total	¥5,176	¥4,942

(1)	Audit fees primarily include fees for the audit of our and our subsidiaries’ annual financial statements and fees for the services that are normally provided in connection with our statutory and regulatory filings.
(2)	Audit-related fees primarily include fees for attestation and related services that are not reported under audit fees.
(3)	Tax fees primarily include fees for tax compliance, assistance with preparation of tax return filings and tax advisory services.
(4)	All other fees primarily include fees for advisory services in relation to the examination for accounting policies in our branches.

Pre-Approval Policies and Procedures

We transitioned to a company with three statutory committees: a nominating committee, an audit committee and a compensation committee from a board of corporate auditors governance system, following approval at our ordinary general meeting of shareholders held on June 29, 2017.

Prior to such transition, our board of corporate auditors pre-approved all engagements with KPMG AZSA and its affiliates, pursuant to Rule 2-01(c)(7) of Regulation S-X. Under the policies and procedures established by our board of corporate auditors, SMFG and its subsidiaries had to apply to our board of corporate auditors for pre-approval on either a periodic basis twice a year for services expected to be performed in the coming months or case-by-case basis before entering into the engagement with KPMG AZSA and its affiliates to perform audit and permitted non-audit services.

Pre-approval was granted by our board of corporate auditors prior to entering into the engagement. Additionally, if necessary, full-time corporate auditors considered any case-by-case application for pre-approval on behalf of our board of corporate auditors prior to the next scheduled board meeting. Such pre-approvals made by full-time corporate auditors were reported to our board of corporate auditors at the next scheduled board meeting.

Fees approved pursuant to the procedures described in paragraph 2-01(c)(7)(i)(C) of Regulation S-X, which provides for an exception to the general requirement for pre-approval in certain circumstances, were none for the fiscal years ended March 31, 2017 and 2016.

Following our transition to a company with three statutory committees, pre-approval is granted by our audit committee. Members of our audit committee may consider any application for pre-approval on a case-by-case basis on behalf of our audit committee prior to the next audit committee meeting scheduled after June 29, 2017. We will disclose our pre-approval policies and procedures in accordance with the new governance system following approval at our ordinary general meeting of shareholders held on June 29, 2017.

Item 16D.	Exemptions from the Listing Standards for the Audit Committee

Not applicable.

We had previously employed a board of corporate auditors governance system. In order to further enhance our solid corporate governance system, we transitioned to a company with three statutory committees: a nominating committee, an audit committee and a compensation committee, following approval at our ordinary general meeting of shareholders held on June 29, 2017. For further information, see “Item 6.C. Board Practices.”

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth purchases of our common stock by us and our affiliated purchasers during the fiscal year ended March 31, 2017:

	Total number of shares purchased(1)	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs
April 1 to April 30, 2016	1,229	¥3,330	—	—
May 1 to May 31, 2016	868	3,378	—	—
June 1 to June 30, 2016	839	3,299	—	—
July 1 to July 31, 2016	1,351	3,084	—	—
August 1 to August 31, 2016	1,990	3,322	—	—
September 1 to September 30, 2016	2,420	3,530	—	—
October 1 to October 31, 2016	1,538	3,431	—	—
November 1 to November 30, 2016	1,396	3,814	—	—
December 1 to December 31, 2016	4,515	4,593	—	—
January 1 to January 31, 2017	3,769	4,522	—	—
February 1 to February 28, 2017	2,976	4,521	—	—
March 1 to March 31, 2017	2,102	4,333	—	—

Total	24,993	¥4,003	—	—

(1)	A total of 24,993 shares were purchased other than through a publicly announced plan or program during the fiscal year ended March 31, 2017, due to our purchases of shares constituting less than one unit from registered holders of such shares at the current market prices of those shares.

Item 16F.	Change in Registrant’s Certifying Accountant

None.

Item 16G.	Corporate Governance

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

Under the Companies Act, we are required to have a corporate governance system with (i) a board of corporate auditors, (ii) an audit and supervisory committee, or (iii) three statutory committees: a nominating committee, an audit committee and a compensation committee. We had previously employed a board of corporate auditors governance system. On June 29, 2017, we transitioned to a company with three statutory committees, following approval at our ordinary general meeting of shareholders.

Foreign private issuers listed on the NYSE are required to provide to their U.S. investors a brief, general summary of the significant differences of corporate governance practices that differ from U.S. companies under NYSE listing standards. The following is a summary of the significant ways in which our corporate governance practices differ from NYSE standards followed by U.S. companies:

•

U.S. companies listed on the NYSE are required to have a majority of directors that meet the independence requirements under Section 303A of the NYSE’s Listed Company Manual. Under the Companies Act, we are required to have three statutory committees consisting of members of our board of directors, of which the majority must be outside directors. Currently, seven of our seventeen directors are outside directors who meet the independence requirements under the Companies Act.

•

U.S. companies listed on the NYSE are required to have an audit committee composed entirely of independent directors. Under the Companies Act, we are required to have an audit committee that consists of three or more members of our board of directors, of which the majority must be outside directors. Currently, three of the five members of our audit committee are outside directors that meet the independence requirements under the Companies Act. Our audit committee satisfies the requirements of Rule 10A-3 under the Exchange Act, including the independence requirements thereunder.

•

A NYSE-listed U.S. company is required to have a nominating/corporate governance committee and a compensation committee, all of which must be composed entirely of independent directors. The members of the compensation committee must satisfy additional requirements set forth in Section 303A.02(a)(ii) of the NYSE Listed Company Manual. A compensation committee must also have the authority to, in its sole discretion, retain or obtain the advice of a compensation consultant, independent legal counsel or other adviser. This authority is subject to the committee’s consideration of certain criteria set forth in Section 303A.05(c) of the NYSE Listed Company Manual regarding the independence of the adviser. Under the Companies Act, we are required to establish a nominating committee and a compensation committee, each of which consisting of at least three directors and of which the majority of the members must be outside directors. Currently, five of the six members of our nominating committee and four of the six members of compensation committee are outside directors who meet the independence requirements under the Companies Act.

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

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

We have responded to Item 18 in lieu of this item.

Item 18.	Financial Statements

The information required by this item is set forth in our consolidated financial statements starting on page F-1 of this annual report.

Item 19.	Exhibits

We have filed the following documents as exhibits to this document:

Exhibit 1.1	Articles of Incorporation of Sumitomo Mitsui Financial Group, Inc., as amended on June 29, 2017

Exhibit 1.2	Regulations of the Board of Directors of Sumitomo Mitsui Financial Group, Inc., as amended on June 29, 2017

Exhibit 1.3	Share Handling Regulations of Sumitomo Mitsui Financial Group, Inc., as amended on June 29, 2017

Exhibit 2.1	Form of Deposit Agreement among the registrant, Citibank, N.A., as Depositary, and all owners and holders from time to time of American Depositary Shares issued thereunder, incorporated by reference from our registration statement on Form 20-F (Commission file number 001-34919) filed on October 20, 2010

Exhibit 8	List of subsidiaries of Sumitomo Mitsui Financial Group, Inc., at March 31, 2017

Exhibit 11	Code of Ethics of Sumitomo Mitsui Financial Group, Inc., incorporated by reference from our annual report on Form 20-F (File No. 001-34919) filed on July 29, 2011

Exhibit 12.1	CEO Certification Required by Rule 13a-14(a) (17 CFR 240.13a-14(a))

Exhibit 12.2	CFO Certification Required by Rule 13a-14(a) (17 CFR 240.13a-14(a))

Exhibit 13.1	Certification Required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

Exhibit 13.2	Certification Required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

Exhibit 15.1	Consent of Independent Registered Public Accounting Firm

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

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Takeshi Kunibe
	Name:	Takeshi Kunibe
	Title:	President and Group Chief Executive Officer

Date: June 29, 2017

SELECTED STATISTICAL DATA

I.	Distribution of Assets, Liabilities and Equity; Interest Rates and Interest Differential

Average Statements of Financial Positions, Interest and Average Rates

The following tables show the average balances of our statement of financial positions items and related interest and average interest rates for the fiscal years ended March 31, 2017, 2016 and 2015. Average balances are generally based on a daily average. Weekly, month-end or quarter-end averages are used for certain average balances where it is not practical to obtain the applicable daily averages. The average balances determined by such methods are considered to be representative of our operations. The allocation of amounts between domestic and foreign is based on the location of the office.

	For the fiscal year ended March 31,
	2017			2016			2015
	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate
	(In millions, except percentages)
Interest-earning assets:
Interest-earning deposits with other banks:
Domestic offices	¥ 762,460	¥ 4,099	0.54%	¥ 768,976	¥ 4,771	0.62%	¥ 741,738	¥ 4,548	0.61%
Foreign offices	4,617,409	41,671	0.90%	5,786,836	35,701	0.62%	5,892,983	37,348	0.63%

Total	5,379,869	45,770	0.85%	6,555,812	40,472	0.62%	6,634,721	41,896	0.63%

Call loans and bills bought:
Domestic offices	76,227	467	0.61%	147,992	861	0.58%	226,409	1,177	0.52%
Foreign offices	1,303,429	11,598	0.89%	967,442	20,967	2.17%	972,643	17,429	1.79%

Total	1,379,656	12,065	0.87%	1,115,434	21,828	1.96%	1,199,052	18,606	1.55%

Reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	7,443,668	12,151	0.16%	6,675,810	10,763	0.16%	4,766,205	7,875	0.17%
Foreign offices	1,009,997	17,450	1.73%	741,623	11,248	1.52%	726,427	9,146	1.26%

Total	8,453,665	29,601	0.35%	7,417,433	22,011	0.30%	5,492,632	17,021	0.31%

Trading assets(1):
Domestic offices	2,835,336	8,751	0.31%	3,500,759	21,259	0.61%	3,284,505	24,313	0.74%
Foreign offices	119,777	1,869	1.56%	85,204	1,240	1.46%	84,006	1,661	1.98%

Total	2,955,113	10,620	0.36%	3,585,963	22,499	0.63%	3,368,511	25,974	0.77%

Financial assets at fair value through profit or loss(2):
Domestic offices	1,582,142	—	0.00%	1,629,644	4,425	0.27%	1,672,433	(4,373)	(0.26%	)

Held-to-maturity investments(3):
Domestic offices	1,809,777	6,756	0.37%	2,964,539	12,880	0.43%	4,086,502	20,509	0.50%

Available-for-sale financial assets(3):
Domestic offices	7,477,480	41,561	0.56%	10,878,176	38,701	0.36%	10,385,945	32,703	0.31%
Foreign offices	2,945,084	39,031	1.33%	2,425,249	33,331	1.37%	2,250,294	29,282	1.30%

Total	10,422,564	80,592	0.77%	13,303,425	72,032	0.54%	12,636,239	61,985	0.49%

Loans and advances(4):
Domestic offices	66,948,344	1,082,058	1.62%	63,177,259	1,091,538	1.73%	62,005,587	1,099,119	1.77%
Foreign offices	25,298,515	643,419	2.54%	26,272,983	611,823	2.33%	23,292,666	523,485	2.25%

Total	92,246,859	1,725,477	1.87%	89,450,242	1,703,361	1.90%	85,298,253	1,622,604	1.90%

Total interest-earning assets:
Domestic offices	88,935,434	1,155,843	1.30%	89,743,155	1,185,198	1.32%	87,169,324	1,185,871	1.36%
Foreign offices	35,294,211	755,038	2.14%	36,279,337	714,310	1.97%	33,219,019	618,351	1.86%

Total	124,229,645	¥1,910,881	1.54%	126,022,492	¥1,899,508	1.51%	120,388,343	¥1,804,222	1.50%

Non-interest-earning assets:
Cash and due from banks	37,551,682			32,203,057			24,523,995
Other non-interest-earning assets	20,498,864			20,359,043			19,075,392
Allowance for loan losses	(676,296)			(778,386)			(873,853)

Total non-interest-earning assets	57,374,250			51,783,714			42,725,534

Total assets	¥181,603,895			¥177,806,206			¥163,113,877

Total assets attributable to foreign offices	23.4%			24.5%			23.6%

	For the fiscal year ended March 31,
	2017			2016			2015
	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate
	(In millions, except percentages)
Interest-bearing liabilities:
Deposits:
Domestic offices	¥ 82,738,015	¥ 35,881	0.04%	¥ 78,458,170	¥ 48,032	0.06%	¥ 74,397,836	¥ 49,356	0.07%
Foreign offices	23,383,002	213,147	0.91%	22,838,530	154,280	0.68%	21,263,919	116,211	0.55%

Total	106,121,017	249,028	0.23%	101,296,700	202,312	0.20%	95,661,755	165,567	0.17%

Call money and bills sold:
Domestic offices	603,065	92	0.02%	2,199,407	1,524	0.07%	2,040,724	1,504	0.07%
Foreign offices	618,949	5,194	0.84%	663,310	4,059	0.61%	877,127	2,510	0.29%

Total	1,222,014	5,286	0.43%	2,862,717	5,583	0.20%	2,917,851	4,014	0.14%

Repurchase agreements and cash collateral on securities lent:
Domestic offices	7,149,638	5,616	0.08%	7,172,312	8,582	0.12%	5,584,584	6,091	0.11%
Foreign offices	3,081,806	15,007	0.49%	2,009,593	6,523	0.32%	1,455,125	3,829	0.26%

Total	10,231,444	20,623	0.20%	9,181,905	15,105	0.16%	7,039,709	9,920	0.14%

Trading liabilities(1):
Domestic offices	2,015,061	10,839	0.54%	2,243,856	17,241	0.77%	2,197,851	19,634	0.89%
Foreign offices	52,065	616	1.18%	25,565	483	1.89%	27,840	830	2.98%

Total	2,067,126	11,455	0.55%	2,269,421	17,724	0.78%	2,225,691	20,464	0.92%

Borrowings:
Domestic offices	8,113,368	58,772	0.72%	10,251,890	56,353	0.55%	9,170,288	54,915	0.60%
Foreign offices	847,353	21,063	2.49%	823,446	15,850	1.92%	790,516	16,122	2.04%

Total	8,960,721	79,835	0.89%	11,075,336	72,203	0.65%	9,960,804	71,037	0.71%

Debt securities in issue:
Domestic offices	8,320,124	130,613	1.57%	7,999,705	120,285	1.50%	7,000,273	109,960	1.57%
Foreign offices	2,193,406	16,324	0.74%	3,044,714	14,887	0.49%	2,819,687	9,829	0.35%

Total	10,513,530	146,937	1.40%	11,044,419	135,172	1.22%	9,819,960	119,789	1.22%

Other interest-bearing liabilities:
Domestic offices	95,660	579	0.61%	93,104	676	0.73%	96,873	731	0.75%
Foreign offices	3,531	50	1.42%	1,960	50	2.55%	3,025	49	1.62%

Total	99,191	629	0.63%	95,064	726	0.76%	99,898	780	0.78%

Total interest-bearing liabilities:
Domestic offices	109,034,931	242,392	0.22%	108,418,444	252,693	0.23%	100,488,429	242,191	0.24%
Foreign offices	30,180,112	271,401	0.90%	29,407,118	196,132	0.67%	27,237,239	149,380	0.55%

Total	139,215,043	¥ 513,793	0.37%	137,825,562	¥ 448,825	0.33%	127,725,668	¥ 391,571	0.31%

Non-interest-bearing liabilities:
Non-interest-bearing demand deposits	17,736,696			14,715,274			13,440,486
Other non-interest-bearing liabilities	12,230,267			12,999,027			11,834,101

Total non-interest-bearing liabilities	29,966,963			27,714,301			25,274,587

Total equity	12,421,889			12,266,343			10,113,622

Total equity and liabilities	¥181,603,895			¥177,806,206			¥163,113,877

Total liabilities attributable to foreign offices	20.2%			20.5%			20.0%
Net interest income and interest rate spread		¥1,397,088	1.17%		¥1,450,683	1.18%		¥1,412,651	1.19%

Net interest income as a percentage of total interest-earning assets			1.12%			1.15%			1.17%

(1)	The net amount of interest income on trading assets and interest expense on trading liabilities is reported as net trading income in our consolidated income statement.
(2)	Interest income on financial assets at fair value through profit or loss is reported in net income from financial assets at fair value through profit or loss in our consolidated income statement.
(3)	Taxable investment securities and non-taxable investment securities are not disclosed separately because the aggregate effect of these average balances and interest income would not be material. In addition, the yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect of such calculation would not be material.
(4)	Loans and advances include impaired loans and advances. The amortized portion of net loan origination fees is included in interest income on loans and advances.

Analysis of Net Interest Income

The following tables show the changes to our net interest income attributable to changes in the volume and changes in the rates for the fiscal year ended March 31, 2017 compared to the fiscal year ended March 31, 2016 and for the fiscal year ended March 31, 2016 compared to the fiscal year ended March 31, 2015.

Changes attributable to the combined impact of changes in the rates and the volume have been allocated proportionately to the changes in the volume and changes in the rates.

	Fiscal year ended March 31, 2017 compared to fiscal year ended March 31, 2016 Increase / (decrease)			Fiscal year ended March 31, 2016 compared to fiscal year ended March 31, 2015 Increase / (decrease)
	Volume	Rate	Net change	Volume	Rate	Net change
	(In millions)
Interest income:
Interest-earning deposits with other banks:
Domestic offices	¥(40)	¥(632)	¥(672)	¥168	¥55	¥223
Foreign offices	(8,263)	14,233	5,970	(663)	(984)	(1,647)

Total	(8,303)	13,601	5,298	(495)	(929)	(1,424)

Call loans and bills bought:
Domestic offices	(436)	42	(394)	(443)	127	(316)
Foreign offices	5,697	(15,066)	(9,369)	(94)	3,632	3,538

Total	5,261	(15,024)	(9,763)	(537)	3,759	3,222

Reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	1,229	159	1,388	3,080	(192)	2,888
Foreign offices	4,487	1,715	6,202	195	1,907	2,102

Total	5,716	1,874	7,590	3,275	1,715	4,990

Trading assets(1):
Domestic offices	(3,503)	(9,005)	(12,508)	1,524	(4,578)	(3,054)
Foreign offices	534	95	629	23	(444)	(421)

Total	(2,969)	(8,910)	(11,879)	1,547	(5,022)	(3,475)

Financial assets at fair value through profit or loss(2):
Domestic offices	(125)	(4,300)	(4,425)	(108)	8,906	8,798

Held-to-maturity investments:
Domestic offices	(4,455)	(1,669)	(6,124)	(5,090)	(2,539)	(7,629)

Available-for-sale financial assets:
Domestic offices	(14,692)	17,552	2,860	1,582	4,416	5,998
Foreign offices	6,939	(1,239)	5,700	2,347	1,702	4,049

Total	(7,753)	16,313	8,560	3,929	6,118	10,047

Loans and advances:
Domestic offices	63,231	(72,711)	(9,480)	20,525	(28,106)	(7,581)
Foreign offices	(23,302)	54,898	31,596	68,923	19,415	88,338

Total	39,929	(17,813)	22,116	89,448	(8,691)	80,757

Total interest income:
Domestic offices	41,209	(70,564)	(29,355)	21,238	(21,911)	(673)
Foreign offices	(13,908)	54,636	40,728	70,731	25,228	95,959

Total	¥27,301	¥(15,928)	¥11,373	¥91,969	¥3,317	¥95,286

	Fiscal year ended March 31, 2017 compared to fiscal year ended March 31, 2016 Increase / (decrease)			Fiscal year ended March 31, 2016 compared to fiscal year ended March 31, 2015 Increase / (decrease)
	Volume	Rate	Net change	Volume	Rate	Net change
	(In millions)
Interest expense:
Deposits:
Domestic offices	¥2,448	¥(14,599)	¥(12,151)	¥2,730	¥(4,054)	¥(1,324)
Foreign offices	3,785	55,082	58,867	9,149	28,920	38,069

Total	6,233	40,483	46,716	11,879	24,866	36,745

Call money and bills sold:
Domestic offices	(715)	(717)	(1,432)	111	(91)	20
Foreign offices	(286)	1,421	1,135	(744)	2,293	1,549

Total	(1,001)	704	(297)	(633)	2,202	1,569

Repurchase agreements and cash collateral on securities lent:
Domestic offices	(27)	(2,939)	(2,966)	1,867	624	2,491
Foreign offices	4,344	4,140	8,484	1,649	1,045	2,694

Total	4,317	1,201	5,518	3,516	1,669	5,185

Trading liabilities(1):
Domestic offices	(1,628)	(4,774)	(6,402)	402	(2,795)	(2,393)
Foreign offices	363	(230)	133	(63)	(284)	(347)

Total	(1,265)	(5,004)	(6,269)	339	(3,079)	(2,740)

Borrowings:
Domestic offices	(13,227)	15,646	2,419	6,173	(4,735)	1,438
Foreign offices	471	4,742	5,213	655	(927)	(272)

Total	(12,756)	20,388	7,632	6,828	(5,662)	1,166

Debt securities in issue:
Domestic offices	4,910	5,418	10,328	15,158	(4,833)	10,325
Foreign offices	(4,925)	6,362	1,437	840	4,218	5,058

Total	(15)	11,780	11,765	15,998	(615)	15,383

Other interest-bearing liabilities:
Domestic offices	18	(115)	(97)	(28)	(27)	(55)
Foreign offices	29	(29)	0	(21)	22	1

Total	47	(144)	(97)	(49)	(5)	(54)

Total interest expense:
Domestic offices	(8,221)	(2,080)	(10,301)	26,413	(15,911)	10,502
Foreign offices	3,781	71,488	75,269	11,465	35,287	46,752

Total	¥(4,440)	¥69,408	¥64,968	¥37,878	¥19,376	¥57,254

Net interest income:
Domestic offices	¥49,430	¥(68,484)	¥(19,054)	¥(5,175)	¥(6,000)	¥(11,175)
Foreign offices	(17,689)	(16,852)	(34,541)	59,266	(10,059)	49,207

Total	¥31,741	¥(85,336)	¥(53,595)	¥54,091	¥(16,059)	¥38,032

(1)	The net amount of interest income on trading assets and interest expense on trading liabilities is reported as net trading income in our consolidated income statement.
(2)	Interest income on financial assets at fair value through profit or loss is reported in net income from financial assets at fair value through profit or loss in our consolidated income statement.

II.	Investment Portfolio

The information as to the value of held-to-maturity investments and available-for-sale financial assets at March 31, 2017, 2016 and 2015 is presented on “Item 5.A. Operating Results—Financial Condition—Investment Securities.”

The following table shows the book values, maturities and weighted average yields of held-to-maturity investments and available-for-sale financial assets, excluding equity instruments, at March 31, 2017. Weighted average yields are calculated based on amortized cost. Yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect of such a calculation would not be material.

	Not later than one year		Later than one year and not later than five years		Later than five years and not later than ten years		Later than ten years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(In millions, except percentages)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥790,044	0.26%	¥370,707	0.44%	¥—	—	¥—	—	¥1,160,751	0.32%
Japanese municipal bonds	1,813	0.17%	5,650	0.08%	—	—	—	—	7,463	0.10%
Japanese corporate bonds	500	0.22%	4,705	0.25%	—	—	—	—	5,205	0.25%

Total domestic	792,357	0.26%	381,062	0.43%	—	—	—	—	1,173,419	0.32%

Foreign:
U.S. Treasury and other U.S. government agency bonds	—	—	—	—	—	—	—	—	—	—
Bonds issued by other governments and official institutions	—	—	—	—	—	—	—	—	—	—
Other debt instruments	—	—	—	—	—	—	—	—	—	—

Total foreign	—	—	—	—	—	—	—	—	—	—

Total	¥792,357	0.26%	¥381,062	0.43%	¥—	—	¥—	—	¥1,173,419	0.32%

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥80,238	0.18%	¥5,269,653	(0.04%)	¥223,527	(0.06%)	¥149,256	0.60%	¥5,722,674	(0.02%)
Japanese municipal bonds	4,766	0.59%	28,697	0.11%	49,287	0.06%	30	1.82%	82,780	0.11%
Japanese corporate bonds	77,515	0.32%	160,903	0.27%	49,682	0.33%	75,450	0.60%	363,550	0.36%

Total domestic	162,519	0.26%	5,459,253	(0.03%)	322,496	0.01%	224,736	0.60%	6,169,004	0.00%

Foreign:
U.S. Treasury and other U.S. government agency bonds	428,315	1.00%	1,940,423	1.29%	1,099,525	1.39%	—	—	3,468,263	1.29%
Bonds issued by other governments and official institutions	1,325,298	0.60%	153,508	3.78%	93,694	0.36%	97,353	0.40%	1,669,853	0.86%
Mortgage-backed securities(1)	—	—	—	—	96	1.30%	633,533	2.98%	633,629	2.98%
Other debt instruments	126,108	2.24%	19,398	1.33%	21,429	1.81%	16,086	0.45%	183,021	1.94%

Total foreign	1,879,721	0.80%	2,113,329	1.47%	1,214,744	1.32%	746,972	2.56%	5,954,766	1.37%

Total	¥2,042,240	0.76%	¥7,572,582	0.39%	¥1,537,240	1.06%	¥971,708	2.12%	¥12,123,770	0.68%

(1)	Foreign mortgage-backed securities primarily consist of securities of Government National Mortgage Association, which are guaranteed by the U.S. government.

Excluding securities of the U.S. government and U.S. government agencies and corporations and Japanese government bonds, there are no investments in any individual issuers held in our investment portfolio which exceeded 10% of shareholders’ equity in the consolidated statement of financial position at March 31, 2017.

III.	Loan Portfolio

The following table shows our outstanding loans and advances by the domicile and industry type of the borrowers at March 31, 2017, 2016, 2015, 2014 and 2013. The classification of loans and advances by industry is based on the industry segment loan classification as defined by the Bank of Japan (“BOJ”) for regulatory reporting purposes.

	At March 31,
	2017	2016	2015	2014	2013
	(In millions)
Domestic:
Manufacturing	¥9,578,147	¥8,298,576	¥8,061,654	¥8,018,568	¥8,071,044
Agriculture, forestry, fisheries and mining	174,021	184,314	171,855	177,012	164,420
Construction	1,151,989	1,169,900	1,150,616	1,152,388	1,167,115
Transportation, communications and public enterprises	5,365,225	5,258,899	5,175,949	5,086,361	4,708,870
Wholesale and retail	5,721,005	5,548,103	5,664,385	5,505,570	5,388,032
Finance and insurance	2,844,546	2,684,865	2,869,967	2,537,347	2,715,862
Real estate and goods rental and leasing	10,101,846	9,587,757	8,766,724	8,117,000	8,145,769
Services	4,885,247	4,960,352	4,776,706	4,855,536	4,404,359
Municipalities	1,216,211	1,374,306	1,353,949	1,279,010	1,270,981
Lease financing	2,706,641	2,212,048	2,211,773	2,133,760	2,058,284
Consumer(1)	19,096,755	18,935,521	18,817,259	19,086,241	18,834,079
Others	5,178,461	2,989,278	3,211,240	3,159,438	3,341,636

Total domestic	68,020,094	63,203,919	62,232,077	61,108,231	60,270,451

Foreign:
Public sector	299,746	236,290	164,495	163,685	121,611
Financial institutions	4,588,001	4,067,764	3,880,655	3,450,482	2,500,624
Commerce and industry	21,041,905	20,451,545	20,010,729	16,435,047	13,502,283
Lease financing	404,658	357,072	308,128	267,394	208,099
Others	1,836,322	1,481,455	1,375,624	947,826	793,653

Total foreign	28,170,632	26,594,126	25,739,631	21,264,434	17,126,270

Gross loans and advances	96,190,726	89,798,045	87,971,708	82,372,665	77,396,721
Adjust: Unearned income, unamortized premiums-net and deferred loan fees-net	(236,425)	(212,957)	(206,440)	(177,018)	(147,186)
Less: Allowance for loan losses	(680,456)	(722,717)	(793,552)	(950,665)	(1,262,478)

Net loans and advances	¥95,273,845	¥88,862,371	¥86,971,716	¥81,244,982	¥75,987,057

(1)	The balance in Consumer mainly consists of housing loans. The housing loan balances amounted to ¥13,766,771 million, ¥13,984,755 million, ¥14,087,453 million, ¥14,420,225 million and ¥14,520,154 million at March 31, 2017, 2016, 2015, 2014 and 2013, respectively.

Maturities and Sensitivities of Loans and Advances to Changes in Interest Rates

The following table shows the maturities of loans and advances by the domicile and industry type of the borrower at March 31, 2017.

	Maturity
	Not later than one year	Later than one year and not later than five years	Later than five years	Total
	(In millions)
Domestic:
Manufacturing	¥5,505,691	¥2,843,167	¥1,229,289	¥9,578,147
Agriculture, forestry, fisheries and mining	48,031	89,895	36,095	174,021
Construction	611,932	397,169	142,888	1,151,989
Transportation, communications and public enterprises	1,584,342	2,764,164	1,016,719	5,365,225
Wholesale and retail	3,031,995	2,041,807	647,203	5,721,005
Finance and insurance	1,590,069	1,044,090	210,387	2,844,546
Real estate and goods rental and leasing	2,367,132	4,283,394	3,451,320	10,101,846
Services	1,434,733	2,020,931	1,429,583	4,885,247
Municipalities	458,574	395,604	362,033	1,216,211
Lease financing	884,743	1,547,951	273,947	2,706,641
Consumer	3,659,660	4,462,711	10,974,384	19,096,755
Others	2,574,357	887,759	1,716,345	5,178,461

Total domestic	23,751,259	22,778,642	21,490,193	68,020,094

Foreign:
Public sector	16,506	198,412	84,828	299,746
Financial institutions	2,054,767	2,005,877	527,357	4,588,001
Commerce and industry	6,468,871	9,844,249	4,728,785	21,041,905
Lease financing	64,860	250,015	89,783	404,658
Others	623,104	938,947	274,271	1,836,322

Total foreign	9,228,108	13,237,500	5,705,024	28,170,632

Total	¥32,979,367	¥36,016,142	¥27,195,217	¥96,190,726

The above loans and advances due after one year which had predetermined interest rates and floating or adjustable interest rates at March 31, 2017 are shown below:

	Domestic	Foreign	Total
	(In millions)
Predetermined rate	¥14,866,251	¥2,599,328	¥17,465,579
Floating or adjustable rate	29,402,584	16,343,196	45,745,780

Total	¥44,268,835	¥18,942,524	¥63,211,359

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

The following table shows the distribution of impaired loans and advances by “potentially bankrupt, effectively bankrupt and bankrupt (loans and advances),” “past due three months or more (loans),” “restructured (loans),” and “other impaired (loans and advances)” at March 31, 2017, 2016, 2015, 2014 and 2013 by the domicile and industry type of the borrowers.

	At March 31,
	2017	2016	2015	2014	2013
	(In millions)
Potentially bankrupt, effectively bankrupt and bankrupt (loans and advances):
Domestic:
Manufacturing	¥106,178	¥119,318	¥149,686	¥183,257	¥215,600
Agriculture, forestry, fisheries and mining	2,250	2,843	7,146	3,251	5,210
Construction	24,430	25,932	36,903	69,144	101,255
Transportation, communications and public enterprises	23,692	38,008	52,168	56,782	109,449
Wholesale and retail	104,472	125,241	156,753	208,491	232,779
Finance and insurance	4,135	8,302	9,551	13,378	15,822
Real estate and goods rental and leasing	126,179	133,324	198,714	291,665	449,163
Services	91,943	126,781	161,384	192,191	203,197
Lease financing	7,513	16,122	18,522	21,079	17,030
Consumer	194,721	213,931	223,464	238,563	270,060
Others	25,059	32,503	43,443	59,812	69,859

Total domestic	710,572	842,305	1,057,734	1,337,613	1,689,424

Foreign:
Public sector	—	31	14	14	14
Financial institutions	29	28	19,720	2,647	6,191
Commerce and industry	157,227	148,475	146,821	131,254	178,022
Lease financing	11,892	11,104	8,969	8,623	7,522
Others	23,890	5,682	6,152	4,566	2,271

Total foreign	193,038	165,320	181,676	147,104	194,020

Total	903,610	1,007,625	1,239,410	1,484,717	1,883,444

Past due three months or more (loans):
Domestic	20,808	21,861	23,586	25,959	27,102
Foreign	11,449	7,962	398	437	557

Total	32,257	29,823	23,984	26,396	27,659

Restructured (loans):
Domestic	155,100	164,035	144,628	247,351	337,494
Foreign	25,741	22,401	43,330	37,475	29,650

Total	180,841	186,436	187,958	284,826	367,144

Other impaired (loans and advances):
Domestic	103,777	126,211	140,858	152,873	204,775
Foreign	8,203	2,492	5,892	1	119

Total	111,980	128,703	146,750	152,874	204,894

Gross impaired loans and advances	1,228,688	1,352,587	1,598,102	1,948,813	2,483,141

Less: Allowance for loan losses for impaired loans and advances	(532,451)	(613,510)	(699,207)	(857,095)	(1,144,130)

Net impaired loans and advances	¥696,237	¥739,077	¥898,895	¥1,091,718	¥1,339,011

Interest Foregone on Impaired Loans and Advances

Interest income which would have been accrued at the original terms on domestic impaired loans and advances during the fiscal year ended March 31, 2017 was ¥27.8 billion, of which ¥14.9 billion was included in profit or loss for the fiscal year then ended. Interest income which would have been accrued at the original terms on foreign impaired loans and advances during the fiscal year ended March 31, 2017 was ¥4.3 billion, of which ¥2.0 billion was included in profit or loss for the fiscal year then ended.

Cross-border Outstanding

Cross-border outstandings are defined as loans, acceptances, interest-earning deposits with other banks, other interest-earning investments and any other monetary assets denominated in Japanese yen or other non-local currencies. Local currency outstandings are netted out from cross-border outstandings. This cross-border disclosure is based on the reports to the BOJ required under Japanese foreign exchange-related laws. The following tables list the country for which cross-border outstandings exceeded 0.75% of consolidated total assets at March 31, 2017, 2016 and 2015.

	At March 31, 2017
	Public institutions	Banks	Others	Total	% of total assets	Undrawn commitments
	(In millions, except percentages)
United Kingdom	¥4,403	¥275,243	¥1,451,955	¥1,731,601	0.91%	¥1,560,865

	At March 31, 2016
	Public institutions	Banks	Others	Total	% of total assets	Undrawn commitments
	(In millions, except percentages)
United Kingdom	¥1,852	¥556,271	¥1,215,588	¥1,773,711	0.98%	¥1,422,058

	At March 31, 2015
	Public institutions	Banks	Others	Total	% of total assets	Undrawn commitments
	(In millions, except percentages)
United Kingdom	¥7,483	¥775,915	¥1,007,531	¥1,790,929	0.99%	¥1,155,306

Loan Concentrations

At March 31, 2017, there were no concentrations of loans and advances to a single industry group of borrowers, as defined by the BOJ industry segment loan and advance classifications, which exceeded 10% of our consolidated total loans and advances, except for loans and advances in a category disclosed in the table of outstanding loans and advances above.

IV.	Summary of Loan Loss Experience

The following table shows an analysis of our loan loss experience by the borrowers’ domicile and industry type for the fiscal years ended March 31, 2017, 2016, 2015, 2014 and 2013.

	For the fiscal year ended March 31,
	2017	2016	2015	2014	2013
	(In millions, except percentages)

Allowance for loan losses at beginning of period	¥722,717	¥793,552	¥950,665	¥1,262,478	¥1,381,164
Provision (credit) for loan losses	141,457	118,750	79,552	(25,806)	138,375
Charge-offs:
Domestic:
Manufacturing	9,712	20,992	26,516	25,610	16,037
Agriculture, forestry, fisheries and mining	388	33	112	187	553
Construction	1,810	6,407	8,593	20,958	7,848
Transportation, communications and public enterprises	9,731	5,891	8,662	5,309	7,062
Wholesale and retail	13,293	14,824	27,357	27,944	18,062
Finance and insurance	16	423	1,117	533	354
Real estate and goods rental and leasing	6,246	21,017	54,003	73,025	36,003
Services	5,731	14,396	21,143	30,970	17,325
Lease financing	454	651	1,433	1,582	3,689
Consumer	102,383	87,969	88,795	93,616	127,804
Others	7,609	828	2,932	3,300	6,400

Total domestic	157,373	173,431	240,663	283,034	241,137

Foreign:
Financial institutions	—	—	1,017	599	4,063
Commerce and industry	24,658	13,236	4,571	14,959	13,735
Lease financing	177	3	167	1,292	2,060
Others	8,300	6,979	3,478	2,797	3,203

Total foreign	33,135	20,218	9,233	19,647	23,061

Total	190,508	193,649	249,896	302,681	264,198

Recoveries:
Domestic:
Manufacturing	61	80	62	12	14
Agriculture, forestry, fisheries and mining	5	—	—	—	—
Construction	6	6	17	16	21
Transportation, communications and public enterprises	62	5	14	3	12
Wholesale and retail	86	45	72	19	22
Finance and insurance	—	2	1	—	19
Real estate and goods rental and leasing	1	55	47	20	19
Services	40	61	63	33	16
Consumer	9,571	9,223	9,234	9,186	9,976
Others	20	—	7	4	4

Total domestic	9,852	9,477	9,517	9,293	10,103

Foreign:
Financial institutions	15	109	—	25	2
Commerce and industry	5	335	14	3	18
Others	425	427	366	334	313

Total foreign	445	871	380	362	333

Total	10,297	10,348	9,897	9,655	10,436

Net charge-offs	180,211	183,301	239,999	293,026	253,762
Others(1)	(3,507)	(6,284)	3,334	7,019	(3,299)

Allowance for loan losses at end of period	¥680,456	¥722,717	¥793,552	¥950,665	¥1,262,478

Ratio of net charge-offs to average loans outstanding during the period	0.20%	0.20%	0.28%	0.36%	0.34%

Allowance for loan losses applicable to foreign activities:
Balance at beginning of period	¥134,664	¥100,783	¥73,030	¥74,868	¥87,344

Balance at end of period	¥128,347	¥134,664	¥100,783	¥73,030	¥74,868

Provision for loan losses	¥29,699	¥60,002	¥32,712	¥10,462	¥1,692

(1)	Others mainly include foreign exchange translations for the fiscal years ended March 31, 2017, 2016, 2015 and 2014, whereas the amount for the fiscal year ended March 31, 2013 mainly includes foreign exchange translations as well as the exclusion of the allowance for loan losses related to ORIX Credit Corporations, as the Bank transferred all of its shares of ORIX Credit Corporation to ORIX Corporation in June 2012.

The following table shows an allocation of the allowance for loan losses by the borrower’s domicile and industry type at March 31, 2017, 2016, 2015, 2014 and 2013.

	At March 31,
	2017		2016		2015		2014		2013
	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans
	(In millions, except percentages)
Domestic:
Manufacturing	¥101,936	9.96%	¥63,720	9.24%	¥82,938	9.16%	¥113,463	9.73%	¥140,424	10.43%
Agriculture, forestry, fisheries and mining	2,251	0.18%	2,712	0.21%	2,673	0.20%	3,310	0.21%	3,968	0.21%
Construction	14,142	1.20%	15,212	1.30%	22,532	1.31%	40,289	1.40%	63,032	1.51%
Transportation, communications and public enterprises	16,237	5.58%	25,119	5.86%	30,555	5.88%	27,196	6.17%	50,789	6.08%
Wholesale and retail	54,896	5.95%	73,230	6.18%	84,941	6.44%	116,862	6.68%	151,075	6.96%
Finance and insurance	3,982	2.96%	6,886	2.99%	7,990	3.26%	11,209	3.08%	12,373	3.51%
Real estate and goods rental and leasing	85,813	10.50%	94,669	10.68%	127,205	9.97%	194,706	9.85%	312,614	10.53%
Services	52,282	5.08%	60,735	5.52%	77,829	5.43%	96,465	5.89%	132,377	5.69%
Municipalities	—	1.26%	1	1.53%	1	1.54%	1	1.55%	1	1.64%
Lease financing	4,114	2.81%	11,567	2.46%	13,600	2.51%	14,487	2.59%	17,151	2.66%
Consumer	194,964	19.85%	208,274	21.09%	208,661	21.39%	215,882	23.17%	250,282	24.33%
Others	21,492	5.38%	25,928	3.32%	33,844	3.65%	43,765	3.87%	53,524	4.32%

Total domestic	552,109	70.71%	588,053	70.38%	692,769	70.74%	877,635	74.19%	1,187,610	77.87%

Foreign:
Public sector	88	0.31%	105	0.26%	48	0.19%	303	0.20%	209	0.16%
Financial institutions	3,186	4.77%	3,347	4.53%	1,871	4.41%	3,325	4.19%	5,454	3.23%
Commerce and industry	108,076	21.88%	117,671	22.78%	86,007	22.75%	60,646	19.95%	63,261	17.45%
Lease financing	6,713	0.42%	3,998	0.40%	4,654	0.35%	3,285	0.32%	3,195	0.27%
Others	10,284	1.91%	9,543	1.65%	8,203	1.56%	5,471	1.15%	2,749	1.02%

Total foreign	128,347	29.29%	134,664	29.62%	100,783	29.26%	73,030	25.81%	74,868	22.13%

Total	¥680,456	100.00%	¥722,717	100.00%	¥793,552	100.00%	¥950,665	100.00%	¥1,262,478	100.00%

V.	Deposits

The following table shows the average amount of, and the average rate paid on, the following deposit categories for the fiscal years ended March 31, 2017, 2016 and 2015.

	For the fiscal year ended March 31
	2017		2016		2015
	Average amount	Average rate	Average amount	Average rate	Average amount	Average rate
	(In millions, except percentages)
Domestic offices:
Non-interest-bearing demand deposits	¥16,791,818	—	¥13,840,697	—	¥12,747,566	—
Interest-bearing demand deposits	46,984,288	0.00%	42,036,200	0.02%	38,953,418	0.02%
Deposits at notice	906,703	0.00%	779,789	0.02%	747,898	0.03%
Time deposits	22,678,544	0.07%	23,703,225	0.10%	24,202,595	0.10%
Negotiable certificates of deposit	6,064,857	0.02%	7,027,345	0.08%	5,969,374	0.09%
Others	6,103,623	0.30%	4,911,611	0.23%	4,524,551	0.24%

Total domestic offices	99,529,833		92,298,867		87,145,402

Foreign offices:
Non-interest-bearing demand deposits	944,878	—	874,577	—	692,920	—
Interest-bearing demand deposits	2,524,336	0.40%	1,859,753	0.33%	1,277,325	0.26%
Deposits at notice	8,212,986	0.52%	8,598,461	0.32%	7,285,133	0.29%
Time deposits	6,266,975	1.53%	5,277,263	1.40%	3,672,870	1.46%
Negotiable certificates of deposit	6,249,295	1.02%	6,973,391	0.66%	8,922,100	0.42%
Others	129,410	0.48%	129,662	0.83%	106,491	1.09%

Total foreign offices	24,327,880		23,713,107		21,956,839

Total	¥123,857,713		¥116,011,974		¥109,102,241

Deposits at notice represent interest-bearing demand deposits which require the depositor to give two or more days notice in advance of withdrawal.

The total amount of deposits by foreign depositors included in domestic offices for the fiscal years ended March 31, 2017, 2016 and 2015 were ¥2,078,931 million, ¥1,915,610 million and ¥1,748,689 million, respectively.

At March 31, 2017, the balances and remaining maturities of time deposits and negotiable certificates of deposit issued by domestic offices in amounts of ¥10 million (approximately $89,135 at the median exchange rate for buying and selling spot dollars for yen by telegraphic transfer as determined by the Bank at the end of the current fiscal year) or more and total foreign deposits issued in amounts of $100,000 or more are shown in the following table.

	Time deposits	Negotiable certificates of deposit	Total
	(In millions)
Domestic offices:
Not later than three months	¥3,279,356	¥5,216,922	¥8,496,278
Later than three months and not later than six months	1,548,465	702,470	2,250,935
Later than six months and not later than one year	4,344,462	15,333	4,359,795
Later than one year	2,156,834	86,511	2,243,345

Total	¥11,329,117	¥6,021,236	¥17,350,353

Foreign offices:	¥7,269,720	¥4,853,690	¥12,123,410

VI.	Return on Equity and Assets

The following table shows the ratio of return on equity and assets for the fiscal years ended March 31, 2017, 2016 and 2015.

	For the fiscal year ended March 31,
	2017	2016	2015
Return on average total assets	0.3%	0.5%	0.4%
Return on average shareholders’ equity	6.0%	8.1%	7.3%
Dividends payout ratio(1):
Basic	32.7%	25.1%	27.8%
Diluted	32.7%	25.1%	27.8%
Average shareholders’ equity to average total assets	5.8%	5.8%	5.1%

(1)	Dividends declared per common share as a percentage of net profit per share.

VII.	Short-Term Borrowings

The following table shows certain additional information with respect to our short-term borrowings for the fiscal years ended March 31, 2017, 2016 and 2015.

	For the fiscal year ended March 31,
	2017	2016	2015
	(In millions, except percentages)
Call money, and payables under repurchase agreements and securities lending transactions:
Average balance outstanding during the period	¥11,453,458	¥12,044,622	¥9,957,560
Maximum balance outstanding at any month-end during the period	15,172,714	16,507,993	14,693,207
Balance at end of period	11,512,526	8,059,930	14,693,207
Weighted average interest rate during the period	0.23%	0.17%	0.14%
Weighted average interest rate on balance at end of period	0.34%	0.16%	0.11%
Commercial paper:
Average balance outstanding during the period	3,456,337	4,555,927	4,223,418
Maximum balance outstanding at any month-end during the period	4,095,896	5,301,064	4,839,788
Balance at end of period	3,518,346	4,169,515	4,813,902
Weighted average interest rate during the period	0.44%	0.28%	0.21%
Weighted average interest rate on balance at end of period	0.54%	0.38%	0.24%
Short-term borrowings:
Average balance outstanding during the period	4,091,095	4,757,270	5,342,390
Maximum balance outstanding at any month-end during the period	7,546,496	5,501,614	6,802,740
Balance at end of period	7,546,496	3,073,509	6,746,249
Weighted average interest rate during the period	0.16%	0.17%	0.18%
Weighted average interest rate on balance at end of period	0.09%	0.20%	0.14%

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

The following consolidated financial statements and the reports thereon by its independent registered public accounting firm are filed as part of this annual report:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Sumitomo Mitsui Financial Group, Inc.:

We have audited the accompanying consolidated statement of financial position of Sumitomo Mitsui Financial Group, Inc. and subsidiaries (the “SMFG Group”) as of March 31, 2017 and 2016, and the related consolidated income statement and consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2017. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the SMFG Group as of March 31, 2017 and 2016, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Sumitomo Mitsui Financial Group, Inc.’s internal control over financial reporting as of March 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 23, 2017 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG AZSA LLC

Tokyo, Japan

June 23, 2017

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Sumitomo Mitsui Financial Group, Inc.:

We have audited Sumitomo Mitsui Financial Group, Inc.’s internal control over financial reporting as of March 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Sumitomo Mitsui Financial Group, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, included in Item 15 “Controls and Procedures” of the accompanying Form 20-F. Our responsibility is to express an opinion on Sumitomo Mitsui Financial Group Inc.’s internal control over financial reporting based on our audit.

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

In our opinion, Sumitomo Mitsui Financial Group, Inc. maintained, in all material respects, effective internal control over financial reporting as of March 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of Sumitomo Mitsui Financial Group, Inc. and subsidiaries as of March 31, 2017 and 2016, and the related consolidated income statement and consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2017, and our report dated June 23, 2017 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG AZSA LLC

Tokyo, Japan

June 23, 2017

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Financial Position

		At March 31,
	Note	2017	2016
		(In millions)
Assets:
Cash and deposits with banks	5	¥47,330,155	¥43,144,654
Call loans and bills bought		1,872,209	1,291,366
Reverse repurchase agreements and cash collateral on securities borrowed		8,924,385	8,236,516
Trading assets	6	3,776,671	3,615,092
Derivative financial instruments	7	4,063,982	5,290,825
Financial assets at fair value through profit or loss	8	1,599,093	1,611,877
Investment securities	9	19,073,937	19,865,347
Loans and advances	10	95,273,845	88,862,371
Investments in associates and joint ventures	11	675,704	702,264
Property, plant and equipment	12	2,686,055	2,590,951
Intangible assets	14	1,096,568	1,048,093
Other assets	15	4,456,031	3,654,448
Current tax assets		240,385	143,534
Deferred tax assets	22	81,961	115,314

Total assets		¥191,150,981	¥180,172,652

Liabilities:
Deposits	16	¥130,295,290	¥125,940,797
Call money and bills sold		2,088,020	1,220,456
Repurchase agreements and cash collateral on securities lent		9,424,506	6,839,474
Trading liabilities	17	2,071,584	2,197,673
Derivative financial instruments	7	3,889,694	5,086,083
Borrowings	18	12,245,943	9,914,129
Debt securities in issue	19	11,165,623	10,829,612
Provisions	20	194,700	262,401
Other liabilities	21	7,488,766	6,410,733
Current tax liabilities		79,371	93,307
Deferred tax liabilities	22	320,201	335,888

Total liabilities		179,263,698	169,130,553

Equity:
Capital stock	24	2,337,896	2,337,896
Capital surplus	24	864,052	863,503
Retained earnings	24	4,609,496	4,186,683
Other reserves	24	2,134,042	1,991,955
Treasury stock	24	(12,913)	(175,381)

Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.		9,932,573	9,204,656
Non-controlling interests	25	1,505,001	1,537,548
Equity attributable to other equity instruments holders	25	449,709	299,895

Total equity		11,887,283	11,042,099

Total equity and liabilities		¥191,150,981	¥180,172,652

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Income Statement

		For the fiscal year ended March 31,
	Note	2017	2016	2015
		(In millions, except per share data)
Interest income		¥1,900,261	¥1,872,584	¥1,782,621
Interest expense		502,338	431,101	371,107

Net interest income	26	1,397,923	1,441,483	1,411,514

Fee and commission income		1,066,412	1,031,680	1,002,766
Fee and commission expense		181,573	131,381	129,253

Net fee and commission income	27	884,839	900,299	873,513

Net trading income	28	183,963	462,682	127,759
Net income from financial assets at fair value through profit or loss	29	2,018	12,260	22,678
Net investment income	30	305,327	375,229	371,064
Other income	31	573,825	496,273	525,905

Total operating income		3,347,895	3,688,226	3,332,433

Impairment charges on financial assets	32	212,967	148,356	90,138

Net operating income		3,134,928	3,539,870	3,242,295

General and administrative expenses	33	1,752,135	1,706,263	1,621,897
Other expenses	34	531,759	538,963	505,614

Operating expenses		2,283,894	2,245,226	2,127,511

Share of post-tax profit of associates and joint ventures		29,318	31,056	18,124

Profit before tax		880,352	1,325,700	1,132,908

Income tax expense	35	139,766	372,878	409,947

Net profit		¥740,586	¥952,822	¥722,961

Profit attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.		¥627,870	¥843,920	¥614,070
Non-controlling interests		104,787	106,129	108,891
Other equity instruments holders		7,929	2,773	—
Earnings per share:
Basic	36	¥458.56	¥617.25	¥449.13
Diluted	36	458.18	616.83	448.86

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Comprehensive Income

	For the fiscal year ended March 31,
	2017	2016	2015
	(In millions)
Net profit	¥740,586	¥952,822	¥722,961

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans:
Gains (losses) arising during the period, before tax	8,134	(154,273)	181,638

Share of other comprehensive income (loss) of associates and joint ventures	(462)	558	192

Income tax relating to items that will not be reclassified	(2,315)	48,550	(58,081)

Total items that will not be reclassified to profit or loss, net of tax	5,357	(105,165)	123,749

Items that may be reclassified subsequently to profit or loss:
Available-for-sale financial assets:
Gains (losses) arising during the period, before tax	371,438	(551,572)	1,392,139
Reclassification adjustments for (gains) losses included in net profit, before tax	(109,990)	(217,529)	(232,281)

Exchange differences on translating foreign operations:
Gains (losses) arising during the period, before tax	(24,063)	(219,904)	301,796
Reclassification adjustments for (gains) losses included in net profit, before tax	(4)	8	(2,164)

Share of other comprehensive income (loss) of associates and joint ventures	(21,140)	(14,362)	5,562

Income tax relating to items that may be reclassified	(80,074)	308,623	(301,129)

Total items that may be reclassified subsequently to profit or loss, net of tax	136,167	(694,736)	1,163,923

Other comprehensive income (loss), net of tax	141,524	(799,901)	1,287,672

Total comprehensive income	¥882,110	¥152,921	¥2,010,633

Total comprehensive income attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥769,957	¥76,791	¥1,826,328
Non-controlling interests	104,224	73,357	184,305
Other equity instruments holders	7,929	2,773	—

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Changes in Equity

	Capital stock	Capital surplus	Retained earnings	Remeasure- ments of defined benefit plans	Available- for-sale financial assets	Exchange differences on translating foreign operations	Treasury stock	Equity attributable to SMFG’s shareholders	Non- controlling interests	Equity attributable to other equity instruments holders	Total equity
	(In millions)
Balance at April 1, 2014	¥2,337,896	¥862,518	¥3,112,571	¥(1,982)	¥1,397,450	¥151,358	¥(175,115)	¥7,684,696	¥1,730,494	¥—	¥9,415,190
Comprehensive income:
Net profit	—	—	614,070	—	—	—	—	614,070	108,891	—	722,961
Other comprehensive income	—	—	—	122,298	837,186	252,774	—	1,212,258	75,414	—	1,287,672

Total comprehensive income	—	—	614,070	122,298	837,186	252,774	—	1,826,328	184,305	—	2,010,633

Acquisition and disposal of subsidiaries and businesses-net	—	—	—	—	—	—	—	—	(31,678)	—	(31,678)
Transaction with non-controlling interest shareholders	—	—	(1,045)	—	—	—	—	(1,045)	948	—	(97)
Dividends to shareholders	—	—	(170,908)	—	—	—	—	(170,908)	(78,097)	—	(249,005)
Redemption of preferred securities	—	—	—	—	—	—	—	—	(124,500)	—	(124,500)
Purchase of treasury stock	—	—	—	—	—	—	(161)	(161)	—	—	(161)
Sale of treasury stock	—	—	—	—	—	—	15	15	—	—	15
Gains on sale of treasury stock	—	2	—	—	—	—	—	2	—	—	2
Others	—	451	—	—	—	—	—	451	—	—	451

Balance at March 31, 2015	2,337,896	862,971	3,554,688	120,316	2,234,636	404,132	(175,261)	9,339,378	1,681,472	—	11,020,850

Comprehensive income:
Net profit	—	—	843,920	—	—	—	—	843,920	106,129	2,773	952,822
Other comprehensive income	—	—	—	(101,331)	(478,002)	(187,796)	—	(767,129)	(32,772)	—	(799,901)

Total comprehensive income	—	—	843,920	(101,331)	(478,002)	(187,796)	—	76,791	73,357	2,773	152,921

Issuance of other equity instruments	—	—	—	—	—	—	—	—	—	299,895	299,895
Acquisition and disposal of subsidiaries and businesses-net	—	—	—	—	—	—	—	—	1,371	—	1,371
Transaction with non-controlling interest shareholders	—	—	(3)	—	—	—	—	(3)	58	—	55
Dividends to shareholders	—	—	(211,922)	—	—	—	—	(211,922)	(76,710)	—	(288,632)
Coupons on other equity instruments	—	—	—	—	—	—	—	—	—	(2,773)	(2,773)
Redemption of preferred securities	—	—	—	—	—	—	—	—	(142,000)	—	(142,000)
Purchase of treasury stock	—	—	—	—	—	—	(192)	(192)	—	—	(192)
Sale of treasury stock	—	—	—	—	—	—	72	72	—	—	72
Loss on sale of treasury stock	—	(18)	—	—	—	—	—	(18)	—	—	(18)
Others	—	550	—	—	—	—	—	550	—	—	550

Balance at March 31, 2016	2,337,896	863,503	4,186,683	18,985	1,756,634	216,336	(175,381)	9,204,656	1,537,548	299,895	11,042,099

Comprehensive income:
Net profit	—	—	627,870	—	—	—	—	627,870	104,787	7,929	740,586
Other comprehensive income	—	—	—	3,789	173,260	(34,962)	—	142,087	(563)	—	141,524

Total comprehensive income	—	—	627,870	3,789	173,260	(34,962)	—	769,957	104,224	7,929	882,110

Issuance of other equity instruments	—	—	—	—	—	—	—	—	—	149,916	149,916
Acquisition and disposal of subsidiaries and businesses-net	—	—	—	—	—	—	—	—	14,888	—	14,888
Transaction with non-controlling interest shareholders	—	—	26	—	—	—	—	26	437	—	463
Dividends to shareholders	—	—	(205,083)	—	—	—	—	(205,083)	(65,956)	—	(271,039)
Coupons on other equity instruments	—	—	—	—	—	—	—	—	—	(7,929)	(7,929)
Redemption of preferred securities	—	—	—	—	—	—	—	—	(86,140)	—	(86,140)
Purchase of treasury stock	—	—	—	—	—	—	(100)	(100)	—	—	(100)
Sale of treasury stock	—	—	—	—	—	—	162,568	162,568	—	—	162,568
Loss on sale of treasury stock	—	(2)	—	—	—	—	—	(2)	—	—	(2)
Others	—	551	—	—	—	—	—	551	—	(102)	449

Balance at March 31, 2017	¥2,337,896	¥864,052	¥4,609,496	¥22,774	¥1,929,894	¥181,374	¥(12,913)	¥9,932,573	¥1,505,001	¥449,709	¥11,887,283

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Cash Flows

	For the fiscal year ended March 31,
	2017	2016	2015
	(In millions)
Operating Activities:
Profit before tax	¥880,352	¥1,325,700	¥1,132,908
Adjustments for:
Gains on financial assets at fair value through profit or loss and investment securities	(112,008)	(235,415)	(247,825)
Foreign exchange (gains) losses	241,570	556,073	(726,632)
Provision for loan losses	141,457	118,750	79,552
Depreciation and amortization	301,638	255,971	240,760
Share of post-tax profit of associates and joint ventures	(29,318)	(31,056)	(18,124)
Net changes in assets and liabilities:
Net (increase) decrease of term deposits with original maturities over three months	(57,503)	(11,071)	6,550
Net (increase) decrease of call loans and bills bought	(640,331)	(18,233)	41,149
Net increase of reverse repurchase agreements and cash collateral on securities borrowed	(698,940)	(1,040,858)	(2,817,147)
Net increase of loans and advances	(6,267,726)	(2,258,824)	(5,340,732)
Net change of trading assets and liabilities and derivative financial instruments	(250,579)	(837,291)	744,344
Net increase of deposits	4,505,200	8,230,157	7,334,698
Net increase (decrease) of call money and bills sold	911,525	(4,615,144)	1,657,077
Net increase (decrease) of repurchase agreements and cash collateral on securities lent	2,610,655	(1,974,347)	1,704,138
Net increase (decrease) of other unsubordinated borrowings and debt securities in issue	2,437,331	(1,499,201)	4,757,098
Income taxes paid—net	(337,299)	(297,767)	(363,548)
Other operating activities—net	104,575	420,231	(382,082)

Net cash and cash equivalents provided by (used in) operating activities	3,740,599	(1,912,325)	7,802,184

Investing Activities:
Purchases of financial assets at fair value through profit or loss and available-for-sale financial assets	(19,640,194)	(25,968,442)	(34,878,497)
Proceeds from sale of financial assets at fair value through profit or loss and available-for-sale financial assets	13,460,988	22,597,455	27,710,948
Proceeds from maturities of financial assets at fair value through profit or loss and available-for-sale financial assets	6,604,279	6,072,497	5,429,814
Purchases of held-to-maturity investments	—	(266,243)	—
Proceeds from maturities of held-to-maturity investments	1,093,887	1,394,921	1,102,109
Acquisitions of subsidiaries and businesses, net of cash and cash equivalents acquired	(199,356)	2,249,594	(58)
Investments in associates and joint ventures	(16,494)	(62,334)	(101,181)
Proceeds from sale of investments in associates and joint ventures	14,696	762	5,470
Purchases of property, plant and equipment, and investment properties	(491,444)	(529,151)	(572,984)
Purchases of intangible assets	(145,001)	(158,888)	(144,404)
Proceeds from sale of property, plant and equipment, investment properties and intangible assets	169,027	148,650	187,463
Other investing activities—net	1,192	6,697	(66,438)

Net cash and cash equivalents provided by (used in) investing activities	851,580	5,485,518	(1,327,758)

Financing Activities:
Proceeds from issuance of subordinated borrowings	—	18,000	40,011
Redemption of subordinated borrowings	(11,000)	(40,262)	(5,000)
Proceeds from issuance of subordinated bonds	244,315	276,949	314,927
Redemption of subordinated bonds	(371,640)	(186,785)	(288,274)
Redemption of preferred securities	(86,887)	(142,000)	(124,500)
Proceeds from issuance of other equity instruments	149,887	299,895	—
Dividends paid to shareholders of Sumitomo Mitsui Financial Group, Inc.	(205,078)	(211,952)	(170,918)
Dividends paid to non-controlling interest shareholders	(65,860)	(76,744)	(77,970)
Coupons paid to other equity instruments holders	(7,929)	(2,773)	—
Purchase of treasury stock and proceeds from sale of treasury stock—net	179,657	(137)	(143)
Purchase of other equity instruments and proceeds from sale of other equity instruments —net	(102)	—	—
Transactions with non-controlling interest shareholders—net	386	156	(479)

Net cash and cash equivalents used in financing activities	(174,251)	(65,653)	(312,346)

Effect of exchange rate changes on cash and cash equivalents	(300,075)	(489,331)	748,432

Net increase of cash and cash equivalents	4,117,853	3,018,209	6,910,512
Cash and cash equivalents at beginning of period	42,126,966	39,108,757	32,198,245

Cash and cash equivalents at end of period	¥46,244,819	¥42,126,966	¥39,108,757

Net cash and cash equivalents provided by (used in) operating activities includes:
Interest and dividends received	¥2,025,371	¥1,996,686	¥1,913,148
Interest paid	484,362	421,765	355,253

The accompanying notes are an integral part of the Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1	GENERAL INFORMATION

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

The accompanying consolidated financial statements have been authorized for issue by the Management Committee on June 23, 2017.

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

Refer to Note 3 “Critical Accounting Estimates and Judgments” for further information.

New and Amended Accounting Standards Adopted by the SMFG Group

During the fiscal year ended March 31, 2017, a number of amendments to standards have become effective; however, they have not resulted in any material changes to the SMFG Group’s accounting policies.

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

Under the equity method, the SMFG Group’s investments in associates and joint ventures are initially recognized at cost. The carrying amount of the investments are subsequently increased or decreased to recognize the SMFG Group’s share of the post-acquisition profit or loss of the associate or joint venture and other movements included directly in the equity of the associate or joint venture. The SMFG Group’s share of the results of associates and joint ventures is based on the financial statements of its associates and joint ventures, adjusted to conform with the accounting policies of the SMFG Group. Profits on transactions between the SMFG Group and its associates and joint ventures are eliminated to the extent of the SMFG Group’s interest in the associates or joint ventures. Losses are also eliminated to the extent of the SMFG Group’s interest in the associates or joint ventures unless the transaction provides evidence of impairment in the asset transferred.

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

Trading assets

Financial assets are classified as held for trading and included in “Trading assets” in the consolidated statement of financial position, if they are acquired principally for the purpose of selling in the near term or if they are part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking. Trading assets are initially recognized at fair value with transaction costs being recognized in the consolidated income statement, and subsequently measured at fair value. Gains and losses arising from changes in the fair values of trading assets are included in “Net trading income” in the consolidated income statement.

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

Financial liabilities are classified as held for trading if they are incurred principally for the purpose of repurchasing in the near term or if they are part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking. Financial liabilities held for trading and derivatives are mainly included in “Trading liabilities” and “Derivative financial instruments,” respectively, in the consolidated statement of financial position. Trading liabilities and derivatives are initially measured at fair value with transaction costs being recognized in the consolidated income statement, and subsequently measured at fair value. Gains and losses arising from changes in the fair values of such trading liabilities and derivatives are included in “Net trading income” in the consolidated income statement.

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

Recognition of Deferred Day One Profit and Loss

The best evidence of the fair value of a financial instrument at initial recognition is normally the transaction price (i.e., the fair value of the consideration given or received). However, if the fair value at initial recognition is not evidenced by a quoted price in an active market for an identical asset or liability nor based on a valuation technique that uses only data from observable markets, the difference between the fair value at initial recognition and the transaction price, commonly referred to as “day one profit and loss,” is not recognized as a gain or loss but adjusted to be deferred. The SMFG Group did not have any significant deferred day one profit and loss for the fiscal years ended March 31, 2017 and 2016.

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

For the fiscal years ended March 31, 2017 and 2016, there were no transactions pursuant to repurchase agreements, securities lending transactions or other transactions involving the transfer of financial assets with an obligation to repurchase such transferred assets that were treated as sales and hence derecognized for accounting purposes.

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

Land is not depreciated. Depreciation of other assets is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives, as follows:

•	Buildings: 7–50 years;

•	Leased assets: the shorter of the lease term and the estimated useful life, which is generally 5–20 years; and

•	Assets for rent (including assets for aircraft leasing business) and others: 2–40 years.

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

Software is amortized using the straight-line method over the estimated useful life, which is generally 5 to 10 years.

Contractual customer relationships and trademarks

Contractual customer relationships and trademarks acquired in a business combination are recognized at fair value at the acquisition date. Contractual customer relationships and trademarks are carried at cost less accumulated amortization or impairment losses, if any. Contractual customer relationships and trademarks are amortized using the straight-line method over their estimated useful lives, which are generally 10 to 20 years.

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

Recognition of Deferred Tax Assets for Unrealized Losses (Amendments to IAS 12)

In January 2016, the IASB issued narrow-scope amendments to IAS 12 “Income Taxes” to clarify the requirements on recognition of deferred tax assets for unrealized losses related to debt instruments measured at fair value. The amendments are effective for annual periods beginning on or after January 1, 2017 and are not expected to have a material impact on the SMFG Group’s consolidated financial statements.

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

IFRS 15 “Revenue from Contracts with Customers”

In May 2014, the IASB published IFRS 15 “Revenue from Contracts with Customers” to establish principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contract with customers. IFRS 15 replaces IAS 18 “Revenue,” IAS 11 “Construction Contracts,” IFRIC 13 “Customer Loyalty Programmes” and other related interpretations. The core principle of IFRS 15 is to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration (that is, payment) to which the entity expects to be entitled in exchange for those goods or services. IFRS 15 also requires enhanced disclosures about revenue, provides guidance for transactions that were not previously addressed comprehensively and improves guidance for multiple-element arrangements. The standard is effective for annual periods beginning on or after January 1, 2018. The SMFG Group is currently evaluating the potential impact that the adoption of the standard will have on its consolidated financial statements.

IFRS 9 “Financial Instruments”

In July 2014, the IASB published IFRS 9 “Financial Instruments,” which is the comprehensive standard to replace IAS 39. The standard contains the following new requirements for classification and measurement of financial assets and liabilities, impairment of financial assets and hedge accounting, and is effective for annual periods beginning on or after January 1, 2018.

Classification and measurement

The standard requires all financial assets to be classified into three categories, namely, amortized cost, fair value through other comprehensive income (“FVOCI”) and fair value through profit or loss (“FVPL”), based on the business model within which they are held and their contractual cash flow characteristics. A financial asset is measured at amortized cost if the asset is held within a business model whose objective is to hold the asset in order to collect contractual cash flows, and the asset’s contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest (“SPPI”) on the principal amount outstanding. Financial assets are measured at FVOCI if they are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and SPPI requirements are met. Any financial assets that do not meet the criteria of amortized cost or FVOCI should be classified as FVPL, unless an entity makes an irrevocable election for non-trading equity instruments to be measured at FVOCI. Financial assets that would be otherwise measured at amortized cost or FVOCI can be designated at recognition to be measured at FVPL in order to eliminate or significantly reduce an accounting mismatch.

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

The SMFG Group conducted an initial assessment of business model and SPPI requirements to identify potential classification and measurement changes of financial assets in 2016. As a result of the assessment, the SMFG Group currently anticipates, with limited exceptions, that:

•	Trading assets, derivative financial instruments and financial assets at fair value through profit or loss will be measured at FVPL;

•	Available-for-sale debt instruments will be measured at FVOCI;

•	Available-for-sale equity instruments will be measured at FVPL or designated as FVOCI; and

•	Held-to-maturity investments and loans and advances will be measured at amortized cost.

The assessment should be updated because the standard requires that the business models be determined at the transition date, and the composition of financial assets may change. The SMFG Group will continue its assessment, taking into consideration the changes of business strategies and composition of financial assets, up to the initial application on April 1, 2018.

Impairment

The standard introduces the expected credit loss (“ECL”) model, which is a new model for the recognition of impairment losses, to replace the incurred loss model in IAS 39. The impairment requirements apply to financial assets measured at amortized cost and FVOCI, lease receivables, certain loan commitments and financial guarantee contracts. Under the ECL model, an entity is required to account for expected credit losses from initial recognition of financial instruments and to recognize full lifetime expected losses on a timely basis. The ECL model will result in the recognition of impairment losses earlier than the incurred loss model.

At each reporting date, credit risk on a financial instrument should be assessed and a loss allowance should be measured for expected credit losses resulting from default events that are possible within the next 12 months, if the credit risk has not increased significantly since initial recognition (“Stage 1”). A loss allowance should be recognized at an amount equal to expected credit losses resulting from all possible default events over the expected life of the financial instrument for the financial assets which are assessed to have experienced a significant increase in credit risk (“Stage 2”) or for the credit-impaired financial assets (“Stage 3”). A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. These indicators are similar to those under IAS 39 including significant financial difficulty and default.

The standard requires that expected credit losses should be measured to reflect an unbiased and probability-weighted amount, the time value of money, and reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions. To meet these requirements, the SMFG Group is in the process of building ECL models by leveraging the probability of default (“PD”), loss given default (“LGD”) and exposure at default (“EAD”) used in the Basel III regulatory framework with adjustments where applicable. The SMFG Group anticipates that the allowance for financial assets under the ECL model in IFRS 9 will increase, since it is generally expected that both the allowance for financial assets measured at 12 months expected credit losses and lifetime expected credit losses will be more than that under the incurred loss model in IAS 39.

Hedge Accounting

The standard introduces a new hedge accounting model, together with corresponding disclosures about risk management activity for those applying hedge accounting. The hedge accounting requirements in IFRS 9 align hedge accounting more closely with risk management and establish a more principle-based approach to hedge accounting.

Transition

The standard is effective for annual periods beginning on or after January 1, 2018. The SMFG Group will apply the classification and measurement and impairment requirements retrospectively by adjusting the consolidated statement of financial position at the date of initial application, without any requirements to restate previous periods.

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

Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts (Amendments to IFRS 4)

In September 2016, the IASB issued amendments to IFRS 4 “Insurance Contracts” to address concerns arising from implementing the new financial instruments standard, IFRS 9, before implementing the replacement standard that the IASB is developing for IFRS 4. These concerns include temporary volatility in reported results. The amendments introduce two approaches. One is an approach for entities that issue insurance contracts. This is applicable only when an entity first applies IFRS 9. The other is an approach for entities whose activities are predominantly connected with insurance. This is effective for annual periods beginning on or after January 1, 2018. The SMFG Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.

Annual Improvements to IFRSs 2014-2016 Cycle

In December 2016, the IASB issued Annual Improvements to IFRSs 2014-2016 Cycle, which is a collection of amendments to three IFRSs. These are minor amendments that clarify, correct or remove redundant wordings in the Standards. These improvements include the amendments effective for annual periods beginning on or after January 1, 2017 and 2018 and are not expected to have a material impact on the SMFG Group’s consolidated financial statements.

IFRIC Interpretation 22 “Foreign Currency Transactions and Advance Consideration”

In December 2016, the IASB issued IFRIC Interpretation 22 “Foreign Currency Transactions and Advance Consideration” to clarify the date of the transaction for the purpose of determining the exchange rate to use in transactions that involve advance consideration paid or received in a foreign currency in accordance with IAS 21 “The Effects of Changes in Foreign Exchange Rates.” The interpretation is effective for annual periods beginning on or after January 1, 2018. The SMFG Group is currently evaluating the potential impact that the adoption of the interpretation will have on its consolidated financial statements.

Transfers of Investment Property (Amendments to IAS 40)

In December 2016, the IASB issued amendments to IAS 40 “Investment Property” to clarify the requirements on transfers to, or from, investment property when, and only when, there is a change in use. The amendments are effective for annual periods beginning on or after January 1, 2018. The SMFG Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.

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

IFRIC 23 “Uncertainty over Income Tax Treatments”

In June 2017, the IASB published IFRIC 23 “Uncertainty over Income Tax Treatments,” which clarifies how to apply the recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments. IAS 12 specifies how to account for current and deferred tax, but not how to reflect the effects of uncertainty. This interpretation adds to the requirements in IAS 12 by specifying how to reflect the effects of uncertainty in accounting for income taxes. The interpretation is effective for annual periods beginning on or after January 1, 2019. The SMFG Group is currently evaluating the potential impact that the adoption of the interpretation will have on its consolidated financial statements.

IFRS 17 “Insurance Contracts”

In May 2017, the IASB published IFRS 17 “Insurance Contracts,” which establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts, replacing IFRS 4. IFRS 4 provided entities dispensation to carry on accounting for insurance contracts using national accounting standards, resulting in a multitude of different approaches. IFRS 17 requires all insurance contracts to be accounted for in a consistent manner. Insurance obligations will be accounted for by using present values instead of historical cost. The standard is effective for annual periods beginning on or after January 1, 2021. The SMFG Group is currently evaluating the potential impact that the adoption of the standard will have on its consolidated financial statements.

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

Management estimates and judgments may change from time to time as the economic environment changes or new information becomes available. Changes in these estimates and judgments will result in a different allowance for loan losses and may have a direct impact on impairment charges. Impairment charges on loans and advances amounting to ¥141,457 million, ¥118,750 million and ¥79,552 million were recognized for the fiscal years ended March 31, 2017, 2016 and 2015, respectively. For additional information, refer to Note 10 “Loans and Advances” and Note 32 “Impairment Charges on Financial Assets.”

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

Management estimates and judgments may change from time to time based upon future events that may or may not occur and changes in these estimates and judgments could adversely affect the carrying amounts of available-for-sale financial assets. Impairment charges on available-for-sale financial assets totaled ¥71,510 million, ¥29,606 million and ¥10,586 million for the fiscal years ended March 31, 2017, 2016 and 2015, respectively. For additional information, refer to Note 9 “Investment Securities” and Note 32 “Impairment Charges on Financial Assets.”

Impairment of Goodwill

Goodwill is tested for impairment on an annual basis or more frequently if events or changes in circumstances indicate that it may not be recoverable. If any such indication exists, then its recoverable amount is estimated. The process to determine the recoverable amount is inherently uncertain because such recoverable amount is determined based on a number of management estimates and judgments. The SMFG Group determines the recoverable amount using the estimated future cash flows, pre-tax discount rates, growth rates, and other factors. The estimation of future cash flows inherently reflects management judgments, even though such forecasts are prepared taking into account actual performance and external economic data. The pre-tax discount rates and growth rates may be significantly affected by market interest rates or other market conditions, which are beyond management’s control, and therefore significant management judgments are made to determine these assumptions. These management judgments are made based on the facts and circumstances at the time of the impairment test, and may vary depending on the situation and the time. Changes in management judgments may result in different impairment test results and different impairment amounts recognized. For the fiscal years ended March 31, 2017, 2016 and 2015, impairment losses on goodwill were ¥74,616 million, ¥1,124 million and nil, respectively. For additional information, refer to Note 14 “Intangible Assets.”

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

Management estimates and judgments may change from time to time as the legal environment and market conditions change or new information becomes available. Changes in these estimates and judgments could affect the balance of provision for interest repayment. Provision for interest repayment is recorded in provisions as a liability, and it totaled ¥157,333 million and ¥229,422 million at March 31, 2017 and 2016, respectively. For additional information, refer to Note 20 “Provisions.”

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

The difference between the fair value of the plan assets and the present value of the defined benefit obligation at the end of the reporting period is recognized as assets and liabilities in the consolidated statement of financial position. When this calculation for each plan results in a benefit to the SMFG Group, the recognized asset is limited to the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan. An economic benefit is available to the SMFG Group, if it is realizable during the life of the plan or on settlement of the plan obligation. The net total of assets and liabilities in the consolidated statement of financial position amounted to net assets of ¥192,772 million and ¥177,112 million at March 31, 2017 and 2016, respectively. For additional information, refer to Note 23 “Retirement Benefits.”

Deferred Tax Assets

Deferred tax assets relating to tax losses carried forward and deductible temporary differences are recognized, only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the deductible temporary differences can be utilized. This assessment requires significant management estimates and judgments. Future taxable profit is estimated based on, among other relevant factors, forecasted results of operations, which are based on historical financial performance and the business plans that management believes to be prudent and feasible. While the SMFG Group carefully assesses the realization of tax losses carried forward and deductible temporary differences, the actual taxable profit in the future may be less than the forecast. The deferred tax assets amounted to ¥81,961 million and ¥115,314 million in the consolidated statement of financial position at March 31, 2017 and 2016, respectively, while the net total of deferred tax assets and liabilities amounted to net liabilities of ¥238,240 million and ¥220,574 million at March 31, 2017 and 2016, respectively. For additional information, refer to Note 22 “Deferred Income Tax.”

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

On April 1, 2017, the SMFG Group introduced Group-wide business units, which determine strategies for each customer segment across its Group companies, to further enhance the SMFG Group’s capability to meet its customers’ diversified needs. In connection with the introduction of such business units, beginning with the fiscal year ending March 31, 2018, the SMFG Group has also reorganized its business segments, which formerly consisted of Commercial Banking, Leasing, Securities and Consumer Finance, with the remaining operations recorded in Others, into Retail Business, Wholesale Business, International Business and Global Markets Business, with the remaining operations recorded in Others. The following information regarding our business segment is presented at March 31, 2017. The SMFG Group will disclose its business segment information in accordance with the new structure beginning with the fiscal year ending March 31, 2018.

Commercial Banking

SMBC represents the majority of the Commercial Banking segment, and the remainder includes domestic banking subsidiaries, such as SMBC Trust Bank Ltd. (“SMBC Trust Bank”), Kansai Urban Banking Corporation (“KUBC”) and THE MINATO BANK, LTD. (“The Minato Bank”), as well as foreign subsidiaries, such as Sumitomo Mitsui Banking Corporation Europe Limited (“SMBC Europe”), Sumitomo Mitsui Banking Corporation (China) Limited (“SMBC (China)”) and Manufacturers Bank. Since SMBC has a significant impact on the overall performance of the SMFG Group, its performance is reported to management in more detail by dividing it into four business units by customer market: the Wholesale Banking Unit, the Retail Banking Unit, the International Banking Unit and the Treasury Unit. In addition to the four business units, the Investment Banking Unit, the Corporate Advisory Division, the Private Advisory Division and the Transaction Business Division of SMBC provide a broad range of financial products, services and solutions to address sophisticated and diverse issues and needs of SMBC’s customers. The Investment Banking Unit is a cross-sectional unit which operates across the four business units. The Corporate Advisory Division operates within the Wholesale Banking Unit, and the Private Advisory Division operates within the Wholesale Banking Unit and the Retail Banking Unit, while the Transaction Business Division operates within the Wholesale Banking Unit, the Retail Banking Unit and the International Banking Unit. The revenues and expenses of these units and divisions are generally allocated to each business unit.

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

Leasing

Leasing mainly consists of SMFL, SMBC Leasing and Finance, Inc., a U.S. subsidiary, and Sumitomo Mitsui Auto Service Company Limited, an associate of the SMFG Group. SMFL is one of the major leasing companies in Japan and provides a variety of leasing services including equipment, operating, leveraged and aircraft leasing. On April 1, 2016, SMFL acquired General Electric Company (“GE”) group’s leasing business in Japan by acquiring a 100% equity interest in GE Japan GK (“GE Japan”), whose corporate name was changed to SMFL Capital Company, Limited on September 5, 2016.

Securities

Securities mainly consists of SMBC Nikko Securities and SMBC Friend Securities. SMBC Nikko Securities is one of the major Japanese securities brokers and offers a wide range of financial products, investment consultation and administration services to its individual and corporate customers in Japan. For individual customers, SMBC Nikko Securities provides consulting services to meet diversified asset management needs and an online trading tool. For corporate customers, it offers trading capabilities and financial products, debt and equity underwriting, and M&A advisory services, mainly in Japan. SMBC Friend Securities is a full-line securities company focusing on retail business in Japan. On May 12, 2016, SMFG announced its plan to merge SMBC Nikko Securities and SMBC Friend Securities in January 2018.

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

SMFG’s Others

SMFG’s Others represents the difference between the aggregate of Commercial Banking, Leasing, Securities, and Consumer Finance segments, and the SMFG Group as a whole. It mainly consists of profit or loss from SMFG on a stand-alone basis, other subsidiaries and equity-method associates, including The Japan Research Institute, Limited and Sumitomo Mitsui Asset Management Company, Limited (“SMAM”), which had been SMFG’s equity-method associate and became SMFG’s subsidiary in July 2016. It also includes internal transactions between the SMFG Group companies, which are eliminated in the consolidated financial statements.

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

Segmental Results of Operations

For the fiscal year ended March 31, 2017:

	Commercial Banking
	SMBC						Others(3)	Total
	Wholesale Banking Unit	Retail Banking Unit	International Banking Unit	Treasury Unit	Others(2)	SMBC Total
	(In billions)
Gross profit	¥528.4	¥355.3	¥327.5	¥272.4	¥180.0	¥1,663.6	¥296.2	¥1,959.8
Net interest income	271.1	294.8	194.7	144.2	234.1	1,138.9	184.4	1,323.3
Net non-interest income	257.3	60.5	132.8	128.2	(54.1)	524.7	111.8	636.5
General and administrative expenses and others	(199.1)	(350.9)	(128.8)	(27.4)	(110.7)	(816.9)	(247.0)	(1,063.9)

Consolidated net business profit(1)(8)	¥329.3	¥4.4	¥198.7	¥245.0	¥69.3	¥846.7	¥49.2	¥895.9

	Leasing		Securities			Consumer Finance				Others	Total
	SMFL(4)	Total(5)	SMBC Nikko Securities(6)	SMBC Friend Securities	Total(5)	Sumitomo Mitsui Card	Cedyna(7)	SMBC Consumer Finance(4)	Total(5)
	(In billions)
Gross profit	¥178.8	¥196.4	¥351.2	¥43.3	¥388.8	¥222.1	¥168.4	¥246.3	¥640.5	¥(264.8)	¥2,920.7
Net interest income	25.0	29.2	4.6	1.5	7.6	14.5	23.6	162.5	199.3	(200.8)	1,358.6
Net non-interest income	153.8	167.2	346.6	41.8	381.2	207.6	144.8	83.8	441.2	(64.0)	1,562.1
General and administrative expenses and others	(82.6)	(89.4)	(268.8)	(37.4)	(316.2)	(173.0)	(127.0)	(104.8)	(415.4)	97.1	(1,787.8)

Consolidated net business profit(1)(8)	¥96.2	¥107.0	¥82.4	¥5.9	¥72.6	¥49.1	¥41.4	¥141.5	¥225.1	¥(167.7)	¥1,132.9

For the fiscal year ended March 31, 2016:

	Commercial Banking
	SMBC						Others(3)	Total
	Wholesale Banking Unit	Retail Banking Unit	International Banking Unit	Treasury Unit	Others(2)	SMBC Total
	(In billions)
Gross profit	¥545.3	¥372.8	¥356.0	¥293.6	¥(33.4)	¥1,534.3	¥303.0	¥1,837.3
Net interest income	300.1	302.0	225.4	168.2	27.9	1,023.6	174.4	1,198.0
Net non-interest income	245.2	70.8	130.6	125.4	(61.3)	510.7	128.6	639.3
General and administrative expenses and others	(205.1)	(354.1)	(116.5)	(29.1)	(100.7)	(805.5)	(218.9)	(1,024.4)

Consolidated net business profit(1)(8)	¥340.2	¥18.7	¥239.5	¥264.5	¥(134.1)	¥728.8	¥84.1	¥812.9

	Leasing		Securities			Consumer Finance				Others	Total
	SMFL(4)	Total(5)	SMBC Nikko Securities(6)	SMBC Friend Securities	Total(5)	Sumitomo Mitsui Card	Cedyna(7)	SMBC Consumer Finance(4)	Total(5)
	(In billions)
Gross profit	¥142.8	¥162.6	¥316.3	¥43.8	¥357.1	¥208.5	¥165.2	¥233.4	¥611.5	¥(64.5)	¥2,904.0
Net interest income	17.9	22.9	1.6	1.5	4.6	13.6	23.7	157.0	188.9	8.6	1,423.0
Net non-interest income	124.9	139.7	314.7	42.3	352.5	194.9	141.5	76.4	422.6	(73.1)	1,481.0
General and administrative expenses and others	(62.1)	(67.1)	(255.8)	(38.8)	(307.2)	(157.1)	(124.2)	(104.8)	(397.2)	34.8	(1,761.1)

Consolidated net business profit(1)(8)	¥80.7	¥95.5	¥60.5	¥5.0	¥49.9	¥51.4	¥41.0	¥128.6	¥214.3	¥(29.7)	¥1,142.9

For the fiscal year ended March 31, 2015:

	Commercial Banking
	SMBC						Others(3)	Total
	Wholesale Banking Unit	Retail Banking Unit	International Banking Unit	Treasury Unit	Others(2)	SMBC Total
	(In billions)
Gross profit	¥555.4	¥386.8	¥345.3	¥354.0	¥(7.2)	¥1,634.3	¥289.4	¥1,923.7
Net interest income	315.8	313.2	227.8	212.4	52.2	1,121.4	171.3	1,292.7
Net non-interest income	239.6	73.6	117.5	141.6	(59.4)	512.9	118.1	631.0
General and administrative expenses and others	(206.8)	(350.1)	(106.6)	(25.9)	(101.8)	(791.2)	(203.0)	(994.2)

Consolidated net business profit(1)(8)	¥348.6	¥36.7	¥238.7	¥328.1	¥(109.0)	¥843.1	¥86.4	¥929.5

	Leasing		Securities			Consumer Finance				Others	Total
	SMFL(4)	Total(5)	SMBC Nikko Securities(6)	SMBC Friend Securities	Total(5)	Sumitomo Mitsui Card	Cedyna(7)	SMBC Consumer Finance(4)	Total(5)
	(In billions)
Gross profit	¥137.0	¥149.3	¥346.3	¥50.4	¥393.9	¥196.4	¥164.2	¥215.5	¥576.9	¥(63.4)	¥2,980.4
Net interest income	19.3	24.4	1.5	1.2	3.8	13.6	25.9	149.0	178.7	5.6	1,505.2
Net non-interest income	117.7	124.9	344.8	49.2	390.1	182.8	138.3	66.5	398.2	(69.0)	1,475.2
General and administrative expenses and others	(56.5)	(60.8)	(248.7)	(40.0)	(301.9)	(146.0)	(121.7)	(96.1)	(381.9)	68.9	(1,669.9)

Consolidated net business profit(1)(8)	¥80.5	¥88.5	¥97.6	¥10.4	¥92.0	¥50.4	¥42.5	¥119.4	¥195.0	¥5.5	¥1,310.5

(1)	Consolidated net business profit = Gross profit (*) - General and administrative expenses + share of profit or loss of equity-method associates.

(*)Gross profit = (Interest income - Interest expenses) + Trust fees + (Fee and commission income - Fee and commission expenses) + (Trading income - Trading losses) + (Other operating income - Other operating expenses).

(2)	For the fiscal years ended March 31, 2017, net interest income of SMBC’s Others included the dividends of ¥200 billion from SMBC Nikko Securities, which were eliminated in the consolidated financial statements as internal transactions between the SMFG Group companies.
(3)	Others in Commercial Banking consist of SMFG’s banking subsidiaries except SMBC, such as SMBC Trust Bank, KUBC, The Minato Bank, SMBC Europe and SMBC (China). The results of SMBC Trust Bank for the fiscal years ended March 31, 2017 and 2016 include those of the retail banking business acquired from Citibank Japan Ltd. in November, 2015.
(4)	The figures represent consolidated figures of respective companies.
(5)	Total under each business segment, except Commercial Banking, includes the aggregation of the results from the operating units that were not separately identified.
(6)	The figures are the sum of SMBC Nikko Securities (nonconsolidated basis) and its overseas securities subsidiaries.
(7)	The figures represent Cedyna’s consolidated figures excluding insignificant subsidiaries.
(8)	The SMFG Group’s total credit cost (reversal) for the fiscal years ended March 31, 2017, 2016 and 2015 were ¥164.4 billion, ¥102.8 billion and ¥7.8 billion, respectively, of which ¥59.0 billion, ¥10.3 billion and ¥(68.3) billion were for Commercial Banking, ¥3.7 billion, ¥(1.5) billion and ¥(6.1) billion were for Leasing, ¥(0.1) billion, ¥(0.2) billion and ¥(0.2) billion were for Securities and ¥98.6 billion, ¥91.4 billion and ¥78.8 billion were for Consumer Finance. Total credit costs include gains on recoveries of written-off claims. The SMFG Group’s total credit costs (reversal) are not included in the consolidated net business profit.

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

	For the fiscal year ended March 31,
	2017	2016	2015
	(In billions)
Consolidated net business profit	¥1,132.9	¥1,142.9	¥1,310.5
Differences between management reporting and Japanese GAAP:
Total credit costs	(164.4)	(102.8)	(7.8)
Gains on equity instruments	55.0	69.0	66.7
Others	(44.2)	(128.9)	(60.0)

Profit before tax under Japanese GAAP	979.3	980.2	1,309.4

Differences between IFRS and Japanese GAAP:
Scope of consolidation	(12.0)	(3.1)	(3.9)
Derivative financial instruments	(110.9)	173.1	(84.5)
Investment securities	(8.8)	56.6	10.2
Loans and advances	(0.7)	(35.2)	(116.3)
Investments in associates and joint ventures	(15.9)	53.4	23.6
Property, plant and equipment	1.3	1.3	(1.0)
Lease accounting	(3.7)	(1.5)	(2.0)
Defined benefit plans	22.9	6.6	3.1
Foreign currency translation	3.6	61.7	(23.1)
Classification of equity and liability	8.4	5.4	—
Others	16.9	27.2	17.4

Profit before tax under IFRS	¥880.4	¥1,325.7	¥1,132.9

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

	For the fiscal year ended March 31,
	2017	2016	2015
	(In millions)
Domestic(1):
Japan	¥2,356,627	¥2,840,058	¥2,536,539

Total domestic	2,356,627	2,840,058	2,536,539

Foreign(1)(2):
Americas	313,742	196,399	172,050
Europe and Middle East	401,320	352,232	350,105
Asia and Oceania	276,206	299,537	273,739

Total foreign	991,268	848,168	795,894

Total operating income(3)	¥3,347,895	¥3,688,226	¥3,332,433

(1)	The geographical segmentation is determined based on the degrees of the following factors: geographic proximity, similarity of economic activities and relationship of business activities among regions.
(2)	Americas includes the United States, Brazil, Canada and others; Europe and Middle East include the United Kingdom, Germany, France and others; Asia and Oceania include China, Singapore, Australia and others except Japan.
(3)	Total operating income comprises net interest income, net fee and commission income, net trading income, net income from financial assets at fair value through profit or loss, net investment income and other income.

5	CASH AND DEPOSITS WITH BANKS

Cash and deposits with banks at March 31, 2017 and 2016 consisted of the following:

	At March 31,
	2017	2016
	(In millions)
Cash	¥1,123,128	¥965,189
Deposits with banks	46,207,027	42,179,465

Total cash and deposits with banks	¥47,330,155	¥43,144,654

The reconciliation of cash and cash equivalents used for the purposes of the consolidated statement of cash flows at March 31, 2017, 2016 and 2015 is shown as follows:

	At March 31,
	2017	2016	2015
	(In millions)
Cash and deposits with banks	¥47,330,155	¥43,144,654	¥40,112,783
Less: term deposits with original maturities over three months	(606,795)	(597,960)	(581,743)
Less: cash segregated as deposits and others	(478,541)	(419,728)	(422,283)

Cash and cash equivalents	¥46,244,819	¥42,126,966	¥39,108,757

Private depository institutions in Japan are required to maintain certain minimum reserve funds with the Bank of Japan, based on average deposit balances and certain other factors. There are similar reserve deposit requirements for the SMFG Group’s foreign offices engaged in banking businesses in foreign countries. At March 31, 2017, 2016 and 2015, the reserves at the central banks, including those minimum reserve funds, which were included in cash and cash equivalents, amounted to ¥40,245,820 million, ¥36,020,569 million and ¥31,593,178 million, respectively.

6	TRADING ASSETS

Trading assets at March 31, 2017 and 2016 consisted of the following:

	At March 31,
	2017	2016
	(In millions)
Debt instruments	¥3,339,928	¥3,174,309
Equity instruments	436,743	440,783

Total trading assets	¥3,776,671	¥3,615,092

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

The tables below represent the derivative financial instruments by type and purpose of derivatives at March 31, 2017 and 2016.

	At March 31, 2017
	Trading			Risk Management(1)
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities
	(In millions)
Interest rate derivatives	¥591,977,855	¥1,864,348	¥1,738,961	¥60,318,601	¥450,889	¥466,643
Futures	78,549,213	20,278	16,579	5,853,880	221	865
Listed Options	35,011,822	6,622	459	—	—	—
Forwards	22,776,789	152	1,986	—	—	—
Swaps	393,798,232	1,723,403	1,584,833	54,335,702	450,665	464,152
OTC Options	61,841,799	113,893	135,104	129,019	3	1,626
Currency derivatives	117,119,766	1,444,103	1,321,157	6,360,374	222,224	266,887
Futures	2,261	—	19	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	74,918,488	778,100	833,024	5,364	106	—
Swaps	36,026,356	561,985	378,036	6,355,010	222,118	266,887
OTC Options	6,172,661	104,018	110,078	—	—	—
Equity derivatives	2,744,981	60,395	77,197	—	—	—
Futures	1,075,040	13,743	3,154	—	—	—
Listed Options	1,012,228	21,657	41,439	—	—	—
Forwards	15,677	410	253	—	—	—
Swaps	106,228	307	8,922	—	—	—
OTC Options	535,808	24,278	23,429	—	—	—
Commodity derivatives	172,973	11,679	10,491	—	—	—
Futures	28,568	489	513	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	—	—	—	—	—	—
Swaps	116,525	11,037	9,230	—	—	—
OTC Options	27,880	153	748	—	—	—
Credit derivatives	1,400,080	10,344	8,358	—	—	—

Total derivative financial instruments	¥713,415,655	¥3,390,869	¥3,156,164	¥66,678,975	¥673,113	¥733,530

	At March 31, 2016
	Trading			Risk Management(1)
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities
	(In millions)
Interest rate derivatives	¥624,009,304	¥2,507,089	¥2,516,295	¥49,612,909	¥820,725	¥760,503
Futures	126,458,648	92,629	97,929	935,860	176	854
Listed Options	34,227,948	6,632	380	—	—	—
Forwards	15,838,272	164	375	—	—	—
Swaps	396,311,398	2,294,931	2,255,616	48,478,874	816,199	759,635
OTC Options	51,173,038	112,733	161,995	198,175	4,350	14
Currency derivatives	97,093,252	1,615,618	1,379,134	10,203,718	283,651	335,457
Futures	691	17	—	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	56,831,767	932,937	926,924	502,194	12,007	2,910
Swaps	33,597,294	553,104	297,358	9,701,524	271,644	332,547
OTC Options	6,663,500	129,560	154,852	—	—	—
Equity derivatives	1,971,463	32,536	60,122	9,929	352	40
Futures	1,089,827	3,469	7,036	—	—	—
Listed Options	357,609	8,523	19,476	—	—	—
Forwards	11,960	502	17	—	—	—
Swaps	66,213	78	12,696	9,929	352	40
OTC Options	445,854	19,964	20,897	—	—	—
Commodity derivatives	215,945	24,515	23,758	—	—	—
Futures	15,300	678	891	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	—	—	—	—	—	—
Swaps	166,312	23,136	21,227	—	—	—
OTC Options	34,333	701	1,640	—	—	—
Credit derivatives	1,447,243	6,339	10,774	—	—	—

Total derivative financial instruments	¥724,737,207	¥4,186,097	¥3,990,083	¥59,826,556	¥1,104,728	¥1,096,000

(1)	Derivative financial instruments categorized as “Risk Management” are used for economic hedging, such as managing the exposure to changes in fair value of the loan portfolio, and are identified as hedges under Japanese GAAP, but the SMFG Group does not apply hedge accounting under IFRS.

Credit derivatives

The SMFG Group enters into credit derivatives to manage the risk of its commercial banking credit portfolio containing loans by hedging, as well as diversifying the credit exposure in the portfolio, and to undertake credit loss protection transactions based on the needs from customers as financial intermediation. The tables below provide the notional amounts and the fair value of credit derivatives by purpose of transactions at March 31, 2017 and 2016.

	At March 31, 2017
	Protection purchased			Protection sold
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities
	(In millions)
Managing the SMFG Group’s credit risk portfolio	¥471,994	¥238	¥5,141	¥633,094	¥7,796	¥556
Facilitating client transactions	139,402	77	2,327	155,590	2,233	334

Total	¥611,396	¥315	¥7,468	¥788,684	¥10,029	¥890

	At March 31, 2016
	Protection purchased			Protection sold
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities
	(In millions)
Managing the SMFG Group’s credit risk portfolio	¥497,447	¥600	¥3,540	¥631,891	¥2,686	¥4,576
Facilitating client transactions	132,275	375	1,756	185,630	2,678	902

Total	¥629,722	¥975	¥5,296	¥817,521	¥5,364	¥5,478

The following table summarizes the notional amounts of the SMFG Group’s credit derivative portfolio by type of counterparty at March 31, 2017 and 2016.

	At March 31, 2017		At March 31, 2016
	Protection purchased	Protection sold	Protection purchased	Protection sold
	(In millions)
Banks and broker-dealers	¥599,896	¥788,684	¥629,722	¥817,521
Insurance and other financial guaranty firms	11,500	—	—	—

Total	¥611,396	¥788,684	¥629,722	¥817,521

8	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

Financial assets at fair value through profit or loss at March 31, 2017 and 2016 consisted of the following:

	At March 31,
	2017	2016
	(In millions)
Debt instruments	¥1,582,957	¥1,582,571
Equity instruments	16,136	29,306

Total financial assets at fair value through profit or loss	¥1,599,093	¥1,611,877

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

9	INVESTMENT SECURITIES

Investment securities at March 31, 2017 and 2016 consisted of the following:

	At March 31,
	2017	2016
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥1,160,751	¥2,241,491
Japanese municipal bonds	7,463	20,849
Japanese corporate bonds	5,205	5,202

Total domestic	1,173,419	2,267,542

Total held-to-maturity investments	¥1,173,419	¥2,267,542

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥5,722,674	¥6,528,575
Japanese municipal bonds	82,780	31,221
Japanese corporate bonds	363,550	307,496

Total domestic debt instruments	6,169,004	6,867,292
Equity instruments	5,117,629	4,668,299

Total domestic	11,286,633	11,535,591

Foreign:
U.S. Treasury and other U.S. government agency bonds	3,468,263	2,246,130
Bonds issued by other governments and official institutions	1,669,853	2,138,993
Mortgage-backed securities	633,629	984,521
Other debt instruments	183,021	112,974

Total foreign debt instruments	5,954,766	5,482,618
Equity instruments	659,119	579,596

Total foreign	6,613,885	6,062,214

Total available-for-sale financial assets	¥17,900,518	¥17,597,805

Total investment securities	¥19,073,937	¥19,865,347

10	LOANS AND ADVANCES

The following table presents loans and advances at March 31, 2017 and 2016 by industry classification.

	At March 31,
	2017	2016
	(In millions)
Domestic:
Manufacturing	¥9,578,147	¥8,298,576
Agriculture, forestry, fisheries and mining	174,021	184,314
Construction	1,151,989	1,169,900
Transportation, communications and public enterprises	5,365,225	5,258,899
Wholesale and retail	5,721,005	5,548,103
Finance and insurance	2,844,546	2,684,865
Real estate and goods rental and leasing	10,101,846	9,587,757
Services	4,885,247	4,960,352
Municipalities	1,216,211	1,374,306
Lease financing	2,706,641	2,212,048
Consumer(1)	19,096,755	18,935,521
Others	5,178,461	2,989,278

Total domestic	68,020,094	63,203,919

Foreign:
Public sector	299,746	236,290
Financial institutions	4,588,001	4,067,764
Commerce and industry	21,041,905	20,451,545
Lease financing	404,658	357,072
Others	1,836,322	1,481,455

Total foreign	28,170,632	26,594,126

Gross loans and advances	96,190,726	89,798,045
Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net	(236,425)	(212,957)
Less: Allowance for loan losses	(680,456)	(722,717)

Net loans and advances	¥95,273,845	¥88,862,371

(1)	The balance in Consumer mainly consists of housing loans. The housing loan balances amounted to ¥13,766,771 million and ¥13,984,755 million at March 31, 2017 and 2016, respectively.

Reconciliation of allowance for loan losses is as follows:

	For the fiscal year ended March 31,
	2017	2016	2015
	(In millions, except percentages)
Allowance for loan losses at beginning of period	¥722,717	¥793,552	¥950,665
Provision for loan losses	141,457	118,750	79,552
Charge-offs:
Domestic	157,373	173,431	240,663
Foreign	33,135	20,218	9,233

Total	190,508	193,649	249,896

Recoveries:
Domestic	9,852	9,477	9,517
Foreign	445	871	380

Total	10,297	10,348	9,897

Net charge-offs	180,211	183,301	239,999
Others(1)	(3,507)	(6,284)	3,334

Allowance for loan losses at end of period	¥680,456	¥722,717	¥793,552

Allowance for loan losses applicable to foreign activities:
Balance at beginning of period	¥134,664	¥100,783	¥73,030

Balance at end of period	¥128,347	¥134,664	¥100,783

Provision for loan losses	¥29,699	¥60,002	¥32,712

(1)	Others mainly include foreign exchange translations for the fiscal years ended March 31, 2017, 2016 and 2015.

11	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The following table presents the SMFG Group’s principal associates and joint venture at March 31, 2017. Investments in associates and joint ventures of the SMFG Group are accounted for using the equity method unless they are held for sale.

Company Name	Country of Incorporation	Proportion of Ownership Interest(1)	Proportion of Voting Rights(1)	Main Business
		(%)	(%)
Principal Associates
The Japan Net Bank, Limited	Japan	41.1	41.1	Internet banking
PT Bank Tabungan Pensiunan Nasional Tbk	Indonesia	40.6	40.6	Commercial banking
The Bank of East Asia, Limited	China	19.6	19.6	Commercial banking
ACLEDA Bank Plc.	Cambodia	18.2	18.2	Commercial banking
Vietnam Export Import Commercial Joint Stock Bank	Vietnam	15.0	15.0	Commercial banking
Sumitomo Mitsui Auto Service Company, Limited	Japan	33.9	33.9	Leasing
NEC Capital Solutions Limited	Japan	25.0	25.0	Leasing
POCKET CARD CO., LTD.	Japan	35.5	35.5	Credit card
JSOL Corporation	Japan	50.0	50.0	System development and data processing
Sakura Information Systems Co., Ltd.	Japan	49.0	49.0	System engineering and data processing
Daiwa SB Investments Ltd.	Japan	43.9	43.9	Investment advisory and investment trust management
China Post & Capital Fund Management Co., Ltd.	China	24.0	24.0	Investment advisory and investment trust management
Principal Joint Venture
Daiwa Securities SMBC Principal Investments Co., Ltd.	Japan	40.0	40.0	Investments, fund management

(1)	Percentages of proportion of ownership interest and proportion of voting rights have been truncated.

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

The SMFG Group has interests in a number of associates and joint ventures, none of which are regarded as individually material. The following table summarizes, in aggregate, the financial information of all individually immaterial associates and joint ventures that are accounted for using the equity method:

	At and for the fiscal year ended March 31,
	2017	2016
	(In millions)
Carrying amount of investments in associates and joint ventures	¥675,704	¥702,264
Share of:
Profit from continuing operations	29,318	31,056
Other comprehensive income (loss)	(21,602)	(13,804)
Total comprehensive income	7,716	17,252

There are no significant restrictions on the ability of associates or joint ventures to transfer funds to the SMFG Group in the form of cash dividends, repayment of loans and advances.

12	PROPERTY, PLANT AND EQUIPMENT

The table below shows the changes in property, plant and equipment for the fiscal years ended March 31, 2017 and 2016.

	Assets for rent	Land	Buildings	Leased assets	Others	Total
	(In millions)
Cost	¥1,747,839	¥497,772	¥679,567	¥16,693	¥466,584	¥3,408,455
Accumulated depreciation and impairment losses	(241,130)	(5,040)	(376,926)	(8,325)	(280,537)	(911,958)

Net carrying amount at April 1, 2015	1,506,709	492,732	302,641	8,368	186,047	2,496,497

Additions	306,788	24,072	29,196	1,936	77,378	439,370
Acquisition of subsidiaries and businesses	—	—	1,175	—	615	1,790
Disposals	(108,452)	(3,727)	(1,567)	(14)	(1,781)	(115,541)
Depreciation	(68,189)	—	(23,145)	(2,727)	(31,054)	(125,115)
Impairment losses	—	(1,009)	(3,222)	—	(6)	(4,237)
Exchange differences	(78,630)	(6)	(744)	(4)	(1,395)	(80,779)
Others	(12,866)	757	71,345	(1)	(80,269)	(21,034)

Net carrying amount	1,545,360	512,819	375,679	7,558	149,535	2,590,951

Cost	1,833,990	518,564	760,244	16,741	431,178	3,560,717
Accumulated depreciation and impairment losses	(288,630)	(5,745)	(384,565)	(9,183)	(281,643)	(969,766)

Net carrying amount at March 31, 2016	1,545,360	512,819	375,679	7,558	149,535	2,590,951

Additions	320,921	1,268	15,117	1,704	41,292	380,302
Acquisition of subsidiaries and businesses	52,636	20	604	4	547	53,811
Disposals	(152,172)	(2,758)	(1,089)	(74)	(1,771)	(157,864)
Depreciation	(88,198)	—	(24,507)	(2,102)	(29,749)	(144,556)
Impairment losses	—	(453)	(5,618)	—	(325)	(6,396)
Exchange differences	(9,670)	—	(192)	—	(425)	(10,287)
Others	(9,961)	3,596	10,813	97	(24,451)	(19,906)

Net carrying amount	1,658,916	514,492	370,807	7,187	134,653	2,686,055

Cost	2,086,804	520,078	774,233	17,837	425,728	3,824,680
Accumulated depreciation and impairment losses	(427,888)	(5,586)	(403,426)	(10,650)	(291,075)	(1,138,625)

Net carrying amount at March 31, 2017	¥1,658,916	¥514,492	¥370,807	¥7,187	¥134,653	¥2,686,055

The impairment losses on property, plant and equipment are included in “Other expenses” in the consolidated income statement.

The SMFG Group had ¥2,773,096 million and ¥2,798,483 million of contractual commitments to acquire property, plant and equipment at March 31, 2017 and 2016, respectively.

The carrying amount of items of property, plant and equipment on which there was a restriction on title was ¥7,187 million and ¥8,139 million at March 31, 2017 and 2016, respectively.

13	LEASES

As Lessee

The SMFG Group leases land and buildings, office equipment, and other tangible and intangible assets from third parties under finance leases or operating leases.

Carrying amount of assets held under finance leases

The carrying amount of assets held under finance leases at March 31, 2017 and 2016 consisted of the following:

	At March 31,
	2017	2016
	(In millions)
Tangible assets:
Land and buildings	¥3,295	¥3,689
Other tangible assets(1)	3,892	3,869

Total(2)	7,187	7,558

Intangible assets:
Software	185	269

Total(3)	¥7,372	¥7,827

(1)	Other tangible assets include mainly equipment, machinery and vehicles.
(2)	Cross-reference to Leased assets in Note 12 “Property, Plant and Equipment.”
(3)	The SMFG Group has sublet leased assets classified as finance leases (the carrying amount of those assets is not included in table above). Future minimum sublease payments related to sublet leased assets are included in finance lease commitments.

Finance lease commitments

The total of future minimum lease payments and their present value under finance leases at March 31, 2017 and 2016 were as follows:

	At March 31,
	2017	2016
	(In millions)
Not later than one year	¥27,901	¥24,373
Later than one year and not later than five years	78,958	75,922
Later than five years	6,129	9,710

Total	112,988	110,005
Less: Future interest charges	(6,064)	(4,314)

Present value of finance lease commitments(1)	¥106,924	¥105,691

(1)	Present value of finance lease commitments is included in “Borrowings” in the consolidated statement of financial position. See Note 18 “Borrowings.”

At March 31, 2017 and 2016, the total amounts of future minimum sublease payments to be received under non-cancellable subleases were ¥108,351 million and ¥80,992 million, respectively.

Operating lease commitments

The total amounts of future minimum lease payments under non-cancellable operating leases at March 31, 2017 and 2016 were as follows:

	At March 31,
	2017	2016
	(In millions)
Not later than one year	¥44,746	¥42,254
Later than one year and not later than five years	124,946	104,799
Later than five years	129,312	108,603

Total future minimum lease payments under non-cancellable operating leases	¥299,004	¥255,656

For the fiscal years ended March 31, 2017, 2016 and 2015, ¥49,047 million, ¥50,801 million and ¥46,591 million were recognized as expenses in respect of operating lease and sublease agreements, of which ¥48,527 million, ¥50,278 million and ¥46,328 million related to minimum lease payments, and ¥520 million, ¥523 million and ¥263 million related to sublease payments, respectively. Lease expenses recognized in respect of lease and sublease agreements are included in “General and administrative expenses” in the consolidated income statement.

As Lessor

The SMFG Group leases assets to third parties under finance leases or operating leases, including machinery, equipment, aircraft, vessel and property.

Finance lease receivable

The gross investment in the lease, unearned finance income, present value of the minimum lease payments receivable and unguaranteed residual values under finance leases at March 31, 2017 and 2016 were as follows:

	At March 31, 2017
	Gross investment in the lease	Unearned finance income	Present value of the minimum lease payments receivable(1)	Unguaranteed residual values(1)
	(In millions)
Not later than one year	¥1,023,842	¥91,070	¥932,772	¥16,831
Later than one year and not later than five years	1,841,026	155,534	1,685,492	112,474
Later than five years	343,332	38,960	304,372	59,358

Total	¥3,208,200	¥285,564	¥2,922,636	¥188,663

	At March 31, 2016
	Gross investment in the lease	Unearned finance income	Present value of the minimum lease payments receivable(1)	Unguaranteed residual values(1)
	(In millions)
Not later than one year	¥834,652	¥71,785	¥762,867	¥18,067
Later than one year and not later than five years	1,468,368	110,766	1,357,602	93,300
Later than five years	310,089	36,445	273,644	63,640

Total	¥2,613,109	¥218,996	¥2,394,113	¥175,007

(1)	Present value of the minimum lease payments receivable and unguaranteed residual values are included in “Loans and advances” in the consolidated statement of financial position.

Accumulated allowance for uncollectible minimum lease payments receivable was ¥10,827 million and ¥15,565 million at March 31, 2017 and 2016, respectively.

Operating lease receivable

The total amounts of the future minimum lease payments receivable under non-cancellable operating leases at March 31, 2017 and 2016 were as follows:

	At March 31,
	2017	2016
	(In millions)
Not later than one year	¥215,329	¥186,114
Later than one year and not later than five years	790,394	642,387
Later than five years	484,896	576,463

Total	¥1,490,619	¥1,404,964

14	INTANGIBLE ASSETS

Goodwill

The table below shows the changes in goodwill by business segment for the fiscal years ended March 31, 2017 and 2016.

	Commercial Banking	Leasing	Securities	Consumer Finance	Others	Total
	(In millions)
Gross amount of goodwill	¥27,237	¥116,525	¥256,936	¥63,418	¥1,958	¥466,074
Accumulated impairment losses	—	—	(10,067)	—	(1,958)	(12,025)

Net carrying amount at April 1, 2015	27,237	116,525	246,869	63,418	—	454,049

Acquisitions(1)	8,443	—	—	—	—	8,443
Impairment losses	(1,124)	—	—	—	—	(1,124)
Exchange differences	—	(581)	—	—	—	(581)

Net carrying amount	34,556	115,944	246,869	63,418	—	460,787
Gross amount of goodwill	35,680	115,944	256,936	63,418	1,958	473,936
Accumulated impairment losses	(1,124)	—	(10,067)	—	(1,958)	(13,149)

Net carrying amount at March 31, 2016	34,556	115,944	246,869	63,418	—	460,787

Acquisitions(2)	—	2,417	—	—	38,053	40,470
Impairment losses	—	—	(74,616)	—	—	(74,616)
Exchange differences	—	(186)	—	—	—	(186)

Net carrying amount	34,556	118,175	172,253	63,418	38,053	426,455
Gross amount of goodwill	35,680	118,175	256,936	63,418	40,011	514,220
Accumulated impairment losses	(1,124)	—	(84,683)	—	(1,958)	(87,765)

Net carrying amount at March 31, 2017	¥34,556	¥118,175	¥172,253	¥63,418	¥38,053	¥426,455

(1)	The SMFG Group recognized goodwill of ¥8,443 million in Commercial Banking resulting from the acquisition of the retail banking business of Citibank Japan Ltd in November 2015. For additional information, refer to Note 49 “Acquisitions.”
(2)	The SMFG Group recognized goodwill of ¥2,417 million in Leasing resulting from the acquisition of SMFL Capital Company, Limited, formerly known as GE Japan in April 2016 and ¥38,053 million in Others resulting from the acquisition of SMAM in July 2016. For additional information, refer to Note 49 “Acquisitions.”

Impairment testing of goodwill

Allocating goodwill to cash-generating units

For the purpose of impairment testing, goodwill is allocated to cash-generating units or group of cash-generating units, which represent the lowest level within the entity at which goodwill is monitored for internal purposes.

At March 31, 2017 the SMFG Group allocated goodwill to SMBC Trust Bank and KUBC within Commercial Banking amounting to ¥23,359 million and ¥11,197 million, respectively, to SMFL within Leasing amounting to ¥102,710 million, to SMBC Nikko Securities within Securities amounting to ¥172,253 million, to SMBC Consumer Finance within Consumer Finance amounting to ¥56,692 million, and to SMAM within Others amounting to ¥38,053 million.

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

The aggregate amounts of other goodwill were ¥22,191 million and ¥19,960 million at March 31, 2017 and 2016, respectively, and they were not considered individually significant.

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

Fair value less costs to sell: The fair value less costs to sell is determined using an observable market price in the active market or unobservable inputs for the cash-generating unit at the date of the impairment test. The SMFG Group determined the recoverable amount of SMBC Friend Securities for the fiscal year ended March 31, 2017 based on the fair value less costs to sell.

Value in use: The value in use is determined based on discounted future cash flows, which are based on the financial plans which have been approved by management and which are valid when the impairment test is performed. The financial plans are prepared taking into account the current economic and regulatory environment, direction of the regulation and business forecasts of the individual cash-generating units. The SMFG Group determined the recoverable amounts of the primary cash-generating units based on the value in use other than the recoverable amount of SMBC Friend Securities for the fiscal year ended March 31, 2017.

The financial plans, which are used to estimate the cash flow projections of the cash-generating units, cover three to five years. The cash flow projections beyond the period covered by the financial plans are extrapolated by applying the appropriate growth rates in perpetuity.

Key assumptions used in impairment testing

The key assumptions used for the value in use calculations for the fiscal years ended March 31, 2017 and 2016 were as follows:

	SMBC Trust Bank				SMBC Nikko Securities	SMBC Friend Securities	SMBC Consumer Finance
	Corporate Business	Retail Banking(1)	KUBC	SMFL				SMAM
For the fiscal year ended March 31, 2017:
Pre-tax discount rate	9.75%	6.52%	6.24%	6.63%	8.12%	—	10.58%	7.17%
Growth rate	1.00%	1.00%	1.00%	1.00%	1.00%	—	1.00%	1.00%
For the fiscal year ended March 31, 2016:
Pre-tax discount rate	7.84%	5.63%	5.27%	6.55%	7.53%	6.72%	9.87%	—
Growth rate	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%	—

(1)	The business which SMBC Trust Bank acquired from Citibank Japan Ltd., in November 2015 is identified as Retail Banking.

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

Management believes that there were no reasonably possible changes in any of the key assumptions that would lead to the recoverable amounts of the cash-generating units being below these carrying amounts for the fiscal years ended March 31, 2017 and 2016.

Recognition of Impairment Losses

If the recoverable amount of the cash-generating unit is less than its carrying amount, the carrying amount of the cash-generating unit is reduced to its recoverable amount, and this reduction is recognized as impairment loss of goodwill.

The recoverable amount of SMBC Friend Securities for the fiscal year ended March 31, 2016 was determined based on the value in use. However, for the fiscal year ended March 31, 2017, the value in use of SMBC Friend Securities decreased to less than fair value less costs to sell, primarily due to the revision of the business plan. Therefore, for the fiscal year ended March 31, 2017, the SMFG Group determined the recoverable amount of SMBC Friend Securities based on the fair value less costs to sell, which was measured based on net asset value and categorized within level 3 in the fair value hierarchy.

As a result, the SMFG Group recognized an impairment loss of ¥74,616 million, equal to the total carrying amount of the goodwill relating to SMBC Friend Securities in the Securities segment, for the fiscal year ended March 31, 2017.

Other intangible assets

The table below shows the changes in other intangible assets for the fiscal years ended March 31, 2017 and 2016.

	Internally generated software	Purchased software	Contractual customer relationships	Trademarks	Other intangibles	Total
	(In millions)
Cost	¥518,871	¥332,504	¥163,630	¥41,828	¥33,678	¥1,090,511
Accumulated amortization and impairment losses	(285,148)	(207,011)	(47,300)	(21,824)	(7,282)	(568,565)

Net carrying amount at April 1, 2015	233,723	125,493	116,330	20,004	26,396	521,946

Additions	110,352	46,191	—	—	2,496	159,039
Acquisition of subsidiaries and businesses	—	234	9,320	—	27,487	37,041
Disposals	(290)	(1,073)	—	—	(633)	(1,996)
Amortization	(70,358)	(38,241)	(11,021)	(4,183)	(3,069)	(126,872)
Impairment losses	—	—	—	—	(154)	(154)
Exchange differences	(98)	(665)	—	—	(289)	(1,052)
Others	480	2,524	—	—	(3,650)	(646)

Net carrying amount	273,809	134,463	114,629	15,821	48,584	587,306

Cost	591,118	346,819	172,950	41,828	58,368	1,211,083
Accumulated amortization and impairment losses	(317,309)	(212,356)	(58,321)	(26,007)	(9,784)	(623,777)

Net carrying amount at March 31, 2016	273,809	134,463	114,629	15,821	48,584	587,306

Additions	102,193	41,080	—	—	2,228	145,501
Acquisition of subsidiaries and businesses	879	851	76,027	4,288	9,623	91,668
Disposals	(1,376)	(2,379)	—	—	(1,452)	(5,207)
Amortization	(82,158)	(40,722)	(20,192)	(4,256)	(4,579)	(151,907)
Impairment losses	—	(97)	—	—	(75)	(172)
Exchange differences	(32)	2	—	—	(15)	(45)
Others	(1,178)	6,499	—	—	(2,352)	2,969

Net carrying amount	292,137	139,697	170,464	15,853	51,962	670,113

Cost	648,463	372,531	248,977	46,116	64,487	1,380,574
Accumulated amortization and impairment losses	(356,326)	(232,834)	(78,513)	(30,263)	(12,525)	(710,461)

Net carrying amount at March 31, 2017	¥292,137	¥139,697	¥170,464	¥15,853	¥51,962	¥670,113

The impairment losses on other intangible assets are included in “Other expenses” and the amortization expenses of other intangible assets are included in “General and administrative expenses” in the consolidated income statement.

The SMFG Group had ¥317 million and ¥1,733 million of contractual commitments to acquire intangible assets at March 31, 2017 and 2016, respectively.

The amounts of research and development expenditure recognized as expenses for the fiscal years ended March 31, 2017, 2016 and 2015 were ¥89 million, ¥207 million and ¥171 million, respectively, and they were included in “General and administrative expenses” in the consolidated income statement.

Other intangibles at March 31, 2017 and 2016 include leasehold rights, amounting to ¥6,825 million and ¥7,068 million, respectively, which are rights to use land for the purpose of owning the buildings. Since the SMFG Group has a long history of renewal, these contracts are not expected to be terminated in the foreseeable future. Leasehold rights are expected to generate cash flows for an indefinite period of time. They are not amortized but are tested for impairment annually, irrespective of whether there is any indication of impairment.

15	OTHER ASSETS

Other assets at March 31, 2017 and 2016 consisted of the following:

	At March 31,
	2017	2016
	(In millions)
Prepaid expenses	¥72,594	¥62,900
Accrued income	380,018	361,481
Receivables from brokers, dealers and customers for securities transactions	1,438,977	1,101,591
Cash collateral provided for derivative and other financial transactions	1,089,481	811,300
Retirement benefit assets	257,744	232,621
Security deposits	115,064	115,714
Investment properties(1)	436,985	348,122
Others	665,168	620,719

Total other assets	¥4,456,031	¥3,654,448

(1)	Investment properties are carried at cost less accumulated depreciation and accumulated impairment losses. The fair values of investment properties were ¥474,018 million and ¥370,384 million at March 31, 2017 and 2016, respectively. The fair values were mainly determined based on market values provided by independent valuation appraisers having the appropriate recognized professional qualifications and recent experience in the locations and categories of properties being valued. Rental income from investment properties was ¥25,322 million, ¥20,879 million and ¥19,076 million for the fiscal years ended March 31, 2017, 2016 and 2015, respectively.

16	DEPOSITS

Deposits at March 31, 2017 and 2016 consisted of the following:

	At March 31,
	2017	2016
	(In millions)
Non-interest-bearing demand deposits	¥19,853,552	¥18,663,654
Interest-bearing demand deposits	51,281,995	46,840,202
Deposits at notice	10,330,269	9,694,571
Time deposits	29,525,875	29,144,425
Negotiable certificates of deposit	11,880,938	14,249,835
Others(1)	7,422,661	7,348,110

Total deposits	¥130,295,290	¥125,940,797

(1)	Others include, among other items, foreign currency deposits in domestic offices and Japanese yen accounts held by foreign depositors in domestic offices.

17	TRADING LIABILITIES

Trading liabilities at March 31, 2017 and 2016 consisted of the following:

	At March 31,
	2017	2016
	(In millions)
Debt instruments “short position”	¥2,038,330	¥2,184,408
Equity instruments “short position”	33,254	13,265

Total trading liabilities	¥2,071,584	¥2,197,673

Trading liabilities include the instruments classified as held for trading. Trading debt instruments mainly consist of Japanese government bonds. Trading equity instruments mainly consist of publicly traded Japanese stocks.

18	BORROWINGS

Short-term borrowings and long-term borrowings (with original maturities of more than one year) at March 31, 2017 and 2016 consisted of the following:

		At March 31,
	Interest rate	2017	2016
		(In millions)
SMFG:
Long-term borrowings:
Unsubordinated
Fixed rate borrowing, payable in United States dollars, due 2022-2031	2.89%-3.87%	¥33,657	¥—
Floating rate borrowing, payable in United States dollars, due 2026-2028	2.31%-2.61%	50,149	—
Subordinated
Fixed rate borrowing, payable in Japanese yen, due 2024-2031	0.56%-1.27%	49,000	49,000

Total SMFG		132,806	49,000

SMBC:
Short-term borrowings	0.00%-1.29%	6,640,069	2,095,696
Long-term borrowings:
Unsubordinated
Fixed rate borrowing, payable in Japanese yen, due 2016-2028	0.10%-6.10%	4,351	2,424,818
Fixed rate borrowing, payable in United States dollars, due 2017-2025	0.00%-4.17%	45,387	45,048
Fixed rate borrowing, payable in euros, due 2017-2045	0.00%-3.50%	101,492	82,588
Floating rate borrowing, payable in Japanese yen, due 2018-2036	(0.18%)-0.14%	68,000	125,526
Floating rate borrowing, payable in United States dollars, due 2017-2033	0.58%-2.47%	904,263	749,117
Floating rate borrowing, payable in euros, due 2021-2022	0.00%-0.07%	31,769	9,815
Subordinated
Fixed rate borrowing, payable in Japanese yen, due 2016-2027	1.28%-4.50%	226,000	231,000

Total SMBC		8,021,331	5,763,608

Other subsidiaries:
Short-term borrowings	0.06%-9.36%	906,427	977,813
Long-term borrowings:
Unsubordinated
Fixed rate borrowing, payable in Japanese yen, due 2016-2042	0.00%-2.67%	617,358	565,402
Fixed rate borrowing, payable in United States dollars, due 2016-2023	0.39%-5.96%	216,213	154,840
Fixed rate borrowing, payable in Chinese yuan, due 2016-2021	2.40%-6.15%	24,348	30,063
Fixed rate borrowing, payable in Thai baht, due 2016-2021	1.85%-4.03%	12,724	9,334
Floating rate borrowing, payable in Japanese yen, due 2016-2042	0.04%-11.75%	431,141	523,588
Floating rate borrowing, payable in United States dollars, due 2016-2027	0.59%-3.54%	498,860	505,150
Floating rate borrowing, payable in euros, due 2018-2020	1.00%-1.96%	47,952	48,435
Floating rate borrowing, payable in Great Britain pound, due 2042-2043	1.51%-8.49%	20,190	9,217
Other fixed or floating rate borrowing, due 2016-2043	0.58%-11.79%	30,728	29,803
Subordinated
Fixed rate borrowing, payable in Japanese yen, due 2021	1.35%	5,200	5,200
Floating rate borrowing, payable in Japanese yen, due 2021-2025	1.92%-2.56%	4,000	10,000

Total other subsidiaries		2,815,141	2,868,845

Liabilities associated with securitization transactions:
Fixed rate borrowing, payable in Japanese yen, due 2016-2049	0.09%-2.70%	1,077,539	1,028,089
Floating rate borrowing, payable in Japanese yen, due 2017-2027	0.16%-1.66%	85,421	89,907
Floating rate borrowing, payable in United States dollars, due 2019-2020	1.31%-2.08%	6,781	8,989

Total liabilities associated with securitization transactions		1,169,741	1,126,985

Lease obligations	—	106,924	105,691

Total borrowings		¥12,245,943	¥9,914,129

The interest rates shown in the above table are the contractual rates in effect at March 31, 2017 and 2016, and thus do not represent the actual effective interest rates. Maturity information for certain subordinated borrowings is based on the date of callable options.

19	DEBT SECURITIES IN ISSUE

Debt securities in issue at March 31, 2017 and 2016 consisted of the following:

		At March 31,
	Interest rate	2017	2016
		(In millions)
SMFG:
Bonds:
Bonds, payable in United States dollars,
due 2021-2047	1.99%-4.30%	¥1,639,109	¥441,257
Bonds, payable in euros,
due 2022-2026	0.61%-1.55%	239,081	—
Bonds, payable in Australian dollars,
due 2022-2026	3.07%-3.66%	93,691	—
Subordinated bonds:
Subordinated bonds, payable in Japanese yen,
due 2024-2030	0.30%-1.33%	653,778	409,062
Subordinated bonds, payable in United States dollars,
due 2024	4.44%	195,697	196,718

Total SMFG		2,821,356	1,047,037

SMBC:
Commercial paper	(0.50%)-1.61%	1,389,908	1,979,511
Bonds:
Bonds, payable in Japanese yen,
due 2016-2019	(0.04%)-0.69%	156,182	389,815
Bonds, payable in United States dollars,
due 2016-2045	0.94%-4.30%	2,404,015	2,597,629
Bonds, payable in euros,
due 2017-2023	0.00%-2.75%	417,767	443,004
Bonds, payable in Australian dollars,
due 2016-2025	2.97%-4.13%	77,270	126,808
Bonds, payable in Hong Kong dollars,
due 2020-2025	2.09%-2.92%	34,136	34,349
Bonds, payable in Thai baht,
due 2019	2.09%	11,410	—
Subordinated bonds:
Subordinated bonds, payable in Japanese yen,
due 2017-2026	0.87%-2.80%	565,599	890,497
Subordinated bonds, payable in United States dollars,
due 2022	4.85%	167,724	168,207
Subordinated bonds, payable in euros,
due 2020	4.00%	89,227	94,158

Total SMBC		5,313,238	6,723,978

Other subsidiaries:
Commercial paper	(0.00%)-1.58%	2,128,438	2,190,004
Bonds:
Bonds, payable in Japanese yen,
due 2016-2047	0.01%-20.00%	788,633	737,765
Bonds, payable in United States dollars,
due 2016-2037	0.01%-8.00%	68,616	3,295
Bonds, payable in Indonesian rupiah,
due 2018	9.85%	8,688	8,778
Bonds, payable in Australian dollars,
due 2019-2031	0.01%-3.00%	1,654	90
Bonds, payable in Chinese yuan,
due 2016	0.00%-5.80%	—	36,365
Subordinated bonds:
Subordinated bonds, payable in Japanese yen,
due 2016-Perpetual	2.19%-4.15%	35,000	82,300

Total other subsidiaries		3,031,029	3,058,597

Total debt securities in issue		¥11,165,623	¥10,829,612

Interest rates represent the contractual interest rates that were applied at March 31, 2017 and 2016, and thus do not represent the actual effective interest rates.

20	PROVISIONS

The following table presents movements by class of provisions for the fiscal years ended March 31, 2017 and 2016.

	Provision for interest repayment	Other provisions	Total
	(In millions)
Balance at April 1, 2015	¥166,715	¥40,909	¥207,624
Additional provisions	141,000	10,431	151,431
Amounts used	(78,317)	(19,176)	(97,493)
Unused amounts reversed	(735)	(339)	(1,074)
Amortization of discount and effect of change in discount rate	759	218	977
Acquisition of subsidiaries and businesses	—	929	929
Others	—	7	7

Balance at March 31, 2016	229,422	32,979	262,401

Additional provisions	12,000	14,743	26,743
Amounts used	(83,528)	(10,713)	(94,241)
Unused amounts reversed	(439)	(225)	(664)
Amortization of discount and effect of change in discount rate	(122)	214	92
Acquisition of subsidiaries and businesses	—	381	381
Others	—	(12)	(12)

Balance at March 31, 2017	¥157,333	¥37,367	¥194,700

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

The provision for interest repayment is calculated by estimating the future claims for the refund of gray zone interest, taking into account historical experience such as the number of customer claims for a refund, the amount of repayments and the characteristics of customers, and the length of the period during which claims are expected to be received in the future. Of these historical experiences, the number of customer claims for the refund has a significant effect on the amount of the provision, and the historical number of customer claims to the SMFG Group was 127 thousand, 137 thousand and 139 thousand for the fiscal years ended March 31, 2017, 2016 and 2015, respectively. The timing of the settlement of these claims is uncertain.

The decrease in the provision for interest repayment for the fiscal year ended March 31, 2017 was primarily due to the use of the provision during the year, which was partially offset by additional provisions as a result of the estimation of the future claims for the refund.

Other Provisions

Other provisions include asset retirement obligations and provisions for reimbursement of deposits, loan commitments, product warranties and litigation claims. Most of these provisions occurred in the normal course of business and none of them were individually significant at March 31, 2017 and 2016.

21	OTHER LIABILITIES

Other liabilities at March 31, 2017 and 2016 consisted of the following:

	At March 31,
	2017	2016
	(In millions)
Accrued expenses	¥291,871	¥258,464
Unearned income	168,952	159,888
Financial guarantees and other credit-related contingent liabilities	119,913	143,961
Due to trust account	1,180,976	944,542
Payables to brokers, dealers and customers for securities transactions	2,618,322	1,757,429
Payables related to credit card services	563,268	522,688
Obligations from factoring transactions	487,209	452,043
Retirement benefit liabilities	64,972	55,509
Guarantee deposits received	563,739	561,088
Others	1,429,544	1,555,121

Total other liabilities	¥7,488,766	¥6,410,733

22	DEFERRED INCOME TAX

The changes of net deferred tax assets and liabilities for the fiscal years ended March 31, 2017 and 2016 were as follows:

	For the fiscal year ended March 31,
	2017	2016
	(In millions)
At beginning of period	¥(220,574)	¥(446,305)
Deferred tax benefit (expense)	120,468	(125,832)
Deferred tax relating to other comprehensive income:
Remeasurements of defined benefit plans reserve	(2,315)	48,550
Available-for-sale financial assets reserve	(82,619)	289,599
Exchange differences on translating foreign operations reserve	2,545	19,024
Acquisition and disposal of subsidiaries and businesses	(6,259)	702
Exchange differences and others	(49,486)	(6,312)

At end of period	¥(238,240)	¥(220,574)

The deferred tax assets and liabilities at March 31, 2017 and 2016 were attributable to the following items:

	At March 31,
	2017	2016
	(In millions)
Deferred tax assets:
Loans and advances	¥231,971	¥238,665
Tax losses carried forward	98,788	29,164
Derivative financial instruments	55,989	18,024
Provision for interest repayment	40,638	12,451
Retirement benefits	21,772	19,796
Investment securities	981	1,329
Other deductible temporary differences	161,246	136,526

Total deferred tax assets	611,385	455,955

Deferred tax liabilities:
Investment securities	571,489	459,478
Goodwill and intangible assets	111,145	85,759
Property, plant and equipment	91,703	51,039
Lease transactions	16,026	19,132
Retirement benefits	3,485	4,054
Other taxable temporary differences	55,777	57,067

Total deferred tax liabilities	849,625	676,529

Net deferred tax liabilities(1)	¥(238,240)	¥(220,574)

(1)	Deferred tax assets and deferred tax liabilities are offset in the consolidated statement of financial position if the entity has a legally enforceable right to set off current tax assets against current tax liabilities, and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on the same taxable entity.

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

On December 22, 2016, SMFG applied to the Commissioner of the National Tax Agency for permission to adopt the consolidated corporate-tax system in Japan from the fiscal year beginning April 1, 2017. Accordingly, SMFG and its wholly owned domestic subsidiaries recognized the deferred tax assets based on the consolidated corporate-tax system at March 31, 2017. Under the consolidated corporate-tax system, the taxable profits or losses on a consolidated basis are calculated by aggregating those of the parent company and its wholly owned domestic subsidiaries (a “tax consolidated group”), and any unused tax losses carried forward, except for certain specified consolidated tax losses carried forward, by one company can be used by another company within the tax consolidated group for Japanese national corporation tax purposes. Therefore, the deferred tax assets relating to deductible temporary differences and tax losses carried forward were recognized on a consolidated basis, but only to the extent that it is probable that future consolidated taxable profits will be available against which the deductible temporary differences and tax losses carried forward can be utilized. As a result, deferred tax assets increased by ¥127 billion for the fiscal year ended March 31, 2017, primarily due to the reversal of the write-down of deferred tax assets.

The deferred tax assets of SMFG and its wholly owned domestic subsidiaries, which applied the consolidated corporate-tax system, consist mainly of those for loans and advances and tax losses carried forward related to Japanese national corporation tax. The deferred tax assets for loans and advances were generally related to the accumulated losses from the impairment of these assets which would be deductible for tax purposes in future periods. SMFG and its wholly owned domestic subsidiaries consider that most of the deductible temporary differences and the tax losses carried forward will be able to be used based mainly on future taxable profits on a consolidated basis. The future taxable profits are estimated based on forecasted results of operations, which reflect historical financial performance and the business plans that management believes to be prudent and feasible. In SMFG’s other subsidiaries, deferred tax assets relating to deductible temporary differences and tax losses carried forward are recognized only to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and the tax losses carried forward can be utilized. No deferred tax assets were recognized in certain SMFG subsidiaries for the deductible temporary differences estimated not to be realized, or for the tax losses carried forward projected to expire due to the uncertainty of sufficient future taxable profit.

The following table shows the amounts of deductible temporary differences and tax losses carried forward by expiration date at March 31, 2017 and 2016 for which no deferred tax assets were recognized.

	At March 31,
	2017	2016
	(In millions)
Deductible temporary differences	¥436,481	¥422,782
Tax losses carried forward which will expire in 1 year	112,010	2,486
2 years	251,300	112,416
3 years	219,834	201,100
4 years	259,636	150,003
5 years	78,055	252,080
6 years	168,288	70,620
7 years	75,171	59,812
8 years	59,230	48,712
9 years and thereafter	19,390	38,578

Total deductible temporary differences and tax losses carried forward(1)	¥1,679,395	¥1,358,589

(1)	Under the consolidated corporate-tax system, SMFG and its wholly owned domestic subsidiaries recognized deferred tax assets relating to deductible temporary differences and tax losses carried forward on a consolidated basis for Japanese national corporation tax purposes and on a stand-alone basis for Japanese local corporation tax purposes. There are deductible temporary differences and tax losses carried forward on which deferred tax assets are recognized for Japanese national corporation tax purposes, but on which no deferred tax assets are recognized for Japanese local corporation tax purposes. These deductible temporary differences and tax losses carried forward amounted to ¥503,511 million at March 31, 2017.

In addition to the above table, the SMFG Group does not recognize deferred tax assets for deductible temporary differences related to investments in subsidiaries, associates and joint ventures where SMFG has no intention to reverse these differences in the foreseeable future. The amount of those deductible temporary differences was ¥810 billion and ¥1,159 billion at March 31, 2017 and 2016, respectively.

At March 31, 2017 and 2016, the amount of taxable temporary differences associated with investments in subsidiaries, associates and joint ventures for which deferred tax liabilities had not been recognized was

¥1,352 billion and ¥1,283 billion, respectively. SMFG can control the timing of reversal of the temporary differences and it is probable that they will not be reversed in the foreseeable future.

Deferred tax expense for the fiscal years ended March 31, 2017 and 2016 was attributable to the following temporary differences and tax losses carried forward:

	For the fiscal year ended March 31,
	2017	2016
	(In millions)
Tax losses carried forward	¥66,378	¥1,157
Property, plant and equipment	(45,285)	228
Derivative financial instruments	39,101	(30,588)
Provision for interest repayment	28,186	(130)
Investment securities	26,999	(1,075)
Loans and advances	(10,496)	(29,582)
Retirement benefits	3,139	(8,952)
Lease transactions	2,389	3,879
Goodwill and intangible assets	2,201	6,064
Other temporary differences—net	7,856	(66,833)

Total deferred tax benefit (expense)	¥120,468	¥(125,832)

23	RETIREMENT BENEFITS

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

The amounts of the retirement benefit liabilities and the retirement benefit assets recognized in the consolidated statement of financial position at March 31, 2017 and 2016 were determined as follows:

	At March 31,
	2017	2016
	(In millions)
Present value of unfunded obligations	¥(52,494)	¥(43,554)
Present value of funded obligations	(1,187,290)	(1,133,536)
Fair value of plan assets	1,432,556	1,354,202

Net retirement benefit assets (liabilities)	¥192,772	¥177,112

Of which retirement benefit liabilities included in “Other liabilities”	¥(64,972)	¥(55,509)
Of which retirement benefit assets included in “Other assets”	¥257,744	¥232,621

The movements in the defined benefit obligations for the fiscal years ended March 31, 2017 and 2016 were as follows:

	For the fiscal year ended March 31,
	2017	2016
	(In millions)
At beginning of period	¥1,177,090	¥1,085,536
Current service cost	40,030	35,032
Interest cost	6,970	11,987
Actuarial losses—demographic assumptions	77,112 (1)	7,326
Actuarial losses (gains)—financial assumptions	(17,385)	75,115
Actuarial losses—experience	3,980	4,342
Benefits paid	(42,387)	(42,192)
Lump-sum payments	(11,365)	(10,543)
Past service cost	(3)	(32)
Acquisition and disposal of subsidiaries and businesses	7,096	13,360
Settlements	(621)	—
Others	(733)	(2,841)

At end of period	¥1,239,784	¥1,177,090

(1)	Includes an increase due to the assumption refinement of estimate on mortality rates.

The movements in the fair value of plan assets for the fiscal years ended March 31, 2017 and 2016 were as follows:

	For the fiscal year ended March 31,
	2017	2016
	(In millions)
At beginning of period	¥1,354,202	¥1,418,210
Interest income	8,123	15,540
Return on plan assets excluding interest income	71,841	(67,490)
Contributions by employer	44,535	45,305
Benefits paid	(42,387)	(42,192)
Lump-sum payments	—	(24,398	)(1)
Acquisition and disposal of subsidiaries and businesses	—	12,282
Settlements	(696)	—
Others	(3,062)	(3,055)

At end of period	¥1,432,556	¥1,354,202

(1)	Lump-sum payments indicate the amount of assets returned to the SMFG Group from the retirement benefit trusts to reimburse the lump-sum payments already paid by the SMFG group.

The amounts recognized in “General and administrative expenses” in the consolidated income statement for the fiscal years ended March 31, 2017, 2016 and 2015 were as follows:

	For the fiscal year ended March 31,
	2017	2016	2015
	(In millions)
Current service cost	¥40,030	¥35,032	¥31,921
Net interest cost	(1,153)	(3,553)	(1,749)
Past service cost	(3)	(32)	60

Total	¥38,874	¥31,447	¥30,232

The plan assets at March 31, 2017 and 2016 were composed as follows:

	At March 31,
	2017			2016
	Quoted in active markets	Other	Total	Quoted in active markets	Other	Total
	(In millions)
Plan assets retained in the pension funds:
Equity instruments	¥269,706	¥135,884	¥405,590	¥248,717	¥152,768	¥401,485
Debt instruments	107,075	224,509	331,584	120,985	248,526	369,511
General account of life insurance companies	758	66,892	67,650	—	60,431	60,431
Other investments and short-term assets	21,970	105,490	127,460	30,884	30,482	61,366
Plan assets retained in the retirement benefit trusts:
Japanese equity instruments	456,747	1,400	458,147	429,455	698	430,153
Other short-term assets	32,276	9,849	42,125	26,136	5,120	31,256

Total	¥888,532	¥544,024	¥1,432,556	¥856,177	¥498,025	¥1,354,202

The assets in the pension funds included common stocks issued by the SMFG Group at March 31, 2017 and 2016. The amounts of these stocks were not significant.

The assets in retirement benefit trusts were primarily composed of Japanese equity instruments. Most of the plan assets held by the SMFG Group are invested in Japanese equity and debt instruments. Accordingly, the SMFG Group may be exposed to market risk arising from the domestic markets.

The SMFG Group retained the voting rights of some of these equity instruments with fair values of ¥418,221 million and ¥385,959 million (29.2% and 28.5% of the total fair values of plan assets) at March 31, 2017 and 2016, respectively. The assets in retirement benefit trusts included common stocks issued by SMFG’s subsidiary (The Minato Bank) with a fair value of ¥34,242 million and ¥24,991 million (2.4% and 1.8% of the total fair values of plan assets) at March 31, 2017 and 2016, respectively. The SMFG Group retained the voting rights of these stocks (40.4% of the voting rights of The Minato Bank, for all periods presented). Refer to Note 47 “Principal Subsidiaries” for further information.

The principal actuarial assumptions used at March 31, 2017, 2016 and 2015 were as follows:

	At March 31,
	2017	2016	2015
Discount rates	0.7%	0.6%	1.1%

Discount rates are weighted on the basis of the defined benefit obligations.

The assumptions for future mortality are based on the official mortality table generally used for actuarial assumptions in Japan. Under the mortality table used at March 31, 2017, 2016 and 2015, the current average remaining life expectancy of an individual retiring at age 60 was 23 years, 23 years, and 23 years for males, respectively, and 28 years, 28 years and 28 years for females, respectively.

The sensitivity analyses of the effect of changes in key assumptions on the defined benefit obligations at March 31, 2017 and 2016 were as follows:

	At March 31,
	2017	2016
	Increase/(decrease)	Increase/(decrease)
	(In millions)
Discount rates:
Increase by 50 bps	¥(71,373)	¥(65,424)
Decrease by 50 bps	80,864	73,823
Average life expectancy at age 60:
Increase of one year	¥37,166	¥36,350

Each increase and decrease in the table above assumes that only one assumption is changed, with all other assumptions remaining unchanged. In practice, however, changes in multiple assumptions may occur in a mutually interrelated manner.

The weighted average durations of defined benefit plans for the fiscal years ended March 31, 2017, 2016 and 2015 were as follows:

	At March 31,
	2017	2016	2015
	(Years)
Lump-sum severance indemnity plans	12.9	12.8	12.0
Defined benefit pension plans	18.2	17.6	17.2

Funding Policy for Plan Assets

The pension funds review the funding status of plan assets every year. If any funding deficit is identified, a measure to cover such deficit will be implemented, for example, by increasing the amount of contributions by the employer.

Expected contribution

Expected contributions to the defined benefit plans for the fiscal year ending March 31, 2018 are ¥18,631 million.

Defined Contribution Plans

Some of SMFG’s subsidiaries provide defined contribution plans. The amounts recognized as expenses for the defined contribution plans were ¥9,621million, ¥7,258 million and ¥6,463 million for the fiscal years ended March 31, 2017, 2016 and 2015, respectively, which were included in “General and administrative expenses” in the consolidated income statement.

Employees’ Pension Insurance Plan

In Japan, the Government of Japan operates the Employees’ Pension Insurance Plan which covers most of the private entities’ employees. The amounts of contributions charged to expense for the Employees’ Pension Insurance Plan were ¥43,650 million, ¥40,173 million and ¥37,574 million for the fiscal years ended March 31, 2017, 2016 and 2015, respectively, which were included in “General and administrative expenses” in the consolidated income statement.

24	SHAREHOLDERS’ EQUITY

Common Stock

The changes in the number of issued shares of common stock and common stock held by SMFG or its subsidiaries during the fiscal years ended March 31, 2017, 2016 and 2015 were as follows:

	For the fiscal year ended March 31,
	2017			2016		2015
	Outstanding	In treasury		Outstanding	In treasury	Outstanding	In treasury
At beginning of period	1,414,055,625	46,830,882		1,414,055,625	46,814,201	1,414,055,625	46,781,669
Net change	—	(42,801,999	)(1)	—	16,681	—	32,532

At end of period	1,414,055,625	4,028,883		1,414,055,625	46,830,882	1,414,055,625	46,814,201

(1)	Includes a decrease of 42,820,864 shares through the sale of SMFG shares held by SMBC.

The total number of authorized shares of common stock was 3,000 million at March 31, 2017 and 2016 with no stated value. All issued shares are fully paid. The details of the stock options outstanding to subscribe for shares of SMFG common stock are described in Note 39 “Share-Based Payment.”

Preferred Stock

The following table shows the number of shares of preferred stock at March 31, 2017 and 2016.

	At March 31, 2017		At March 31, 2016
	Authorized	Issued	Authorized	Issued
Type 5 preferred stock	167,000	—	167,000	—
Type 7 preferred stock	167,000	—	167,000	—
Type 8 preferred stock	115,000	—	115,000	—
Type 9 preferred stock	115,000	—	115,000	—

All the preferred stocks have no stated value. There was no movement in preferred stock during the fiscal years ended March 31, 2017, 2016 and 2015.

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

Restriction on the Payment of Dividends

The amount of the capital surplus and retained earnings of SMFG that can be paid out as dividends is subject to restrictions under the Companies Act. These amounts are calculated based on SMFG’s nonconsolidated statement of financial position prepared in accordance with Japanese GAAP. Therefore, the adjustments made to prepare the IFRS consolidated financial statements have no impact on the calculation. The total amount that SMFG can pay out as a dividend was ¥1,612 billion at March 31, 2017.

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

The movements of remeasurements of the defined benefit plans reserve for the fiscal years ended March 31, 2017, 2016 and 2015 were as follows:

	For the fiscal year ended March 31,
	2017	2016	2015
	(In millions)
At beginning of period	¥18,985	¥120,316	¥(1,982)
Gains (losses) arising during the period, before tax	8,134	(154,273)	181,638
Income tax (expense) benefit for changes arising during the period	(2,315)	48,550	(58,081)
Amount attributable to non-controlling interests	(1,568)	3,834	(1,451)
Share of other comprehensive income (loss) of associates and joint ventures	(462)	558	192

At end of period	¥22,774	¥18,985	¥120,316

Available-for-sale financial assets reserve

The available-for-sale financial assets reserve includes the accumulated gains and losses of available-for-sale financial assets excluding the amount reclassified to profit or loss when the assets are derecognized or impaired.

The movements of the available-for-sale financial assets reserve for the fiscal years ended March 31, 2017, 2016 and 2015 were as follows:

	For the fiscal year ended March 31,
	2017	2016	2015
	(In millions)
At beginning of period	¥1,756,634	¥2,234,636	¥1,397,450
Gains (losses) arising during the period, before tax	371,438	(551,572)	1,392,139
Income tax (expense) benefit for changes arising during the period	(116,277)	217,723	(381,512)
Reclassification adjustments for (gains) losses included in net profit, before tax	(109,990)	(217,529)	(232,281)
Income tax benefit for reclassification adjustments	33,658	71,876	82,628
Amount attributable to non-controlling interests	(3,971)	2,251	(25,297)
Share of other comprehensive income (loss) of associates and joint ventures	(1,598)	(751)	1,509

At end of period	¥1,929,894	¥1,756,634	¥2,234,636

Exchange differences on translating foreign operations reserve

Exchange differences on translating the foreign operations reserve includes foreign exchange differences arising from the translation of the net assets of foreign operations from their functional currencies to the SMFG Group’s presentation currency, Japanese yen.

The movements of exchange differences on translating the foreign operations reserve for the fiscal years ended March 31, 2017, 2016 and 2015 were as follows:

	For the fiscal year ended March 31,
	2017	2016	2015
	(In millions)
At beginning of period	¥216,336	¥404,132	¥151,358
Gains (losses) arising during the period, before tax	(24,063)	(219,904)	301,796
Income tax (expense) benefit for changes arising during the period	2,544	19,027	(3,015)
Reclassification adjustments for (gains) losses included in net profit, before tax	(4)	8	(2,164)
Income tax (expense) benefit for reclassification adjustments	1	(3)	770
Amount attributable to non-controlling interests	6,102	26,687	(48,666)
Share of other comprehensive income (loss) of associates and joint ventures	(19,542)	(13,611)	4,053

At end of period	¥181,374	¥216,336	¥404,132

25	NON-CONTROLLING INTERESTS AND EQUITY ATTRIBUTABLE TO OTHER EQUITY INSTRUMENTS HOLDERS

Non-controlling interests

Non-controlling interests at March 31, 2017 and 2016 consisted of the following:

	At March 31,
	2017	2016
	(In millions)
Preferred securities issued by subsidiaries	¥870,979	¥961,998
Others	634,022	575,550

Total non-controlling interests	¥1,505,001	¥1,537,548

Preferred securities issued by subsidiaries

Preferred securities issued by subsidiaries consisted of the following:

	Redemption at the option of Issuer(1)	At March 31,
		2017	2016
		(In millions)
SMFG Preferred Capital USD 1 Limited (non-cumulative step-up perpetual preferred securities)	January 2017	¥—	¥73,106
SMFG Preferred Capital GBP 1 Limited (non-cumulative step-up perpetual preferred securities)	January 2017	—	11,905
SMFG Preferred Capital JPY 1 Limited (non-cumulative perpetual preferred securities)	January 2018	135,000	135,000
SMFG Preferred Capital USD 3 Limited (non-cumulative step-up perpetual preferred securities)	July 2018	151,456	152,037
SMFG Preferred Capital GBP 2 Limited (non-cumulative step-up perpetual preferred securities)	January 2029	35,023	40,450

	Redemption at the option of Issuer(1)	At March 31,
		2017	2016
		(In millions)
SMFG Preferred Capital JPY 2 Limited
Series A (non-cumulative step-up perpetual preferred securities)	January 2019	¥113,000	¥113,000
Series B (non-cumulative perpetual preferred securities)	July 2019	140,000	140,000
Series E (non-cumulative perpetual preferred securities)	July 2019	33,000	33,000
SMFG Preferred Capital JPY 3 Limited
Series A (non-cumulative step-up perpetual preferred securities)	January 2020	99,000	99,000
Series B (non-cumulative perpetual preferred securities)	January 2020	164,500	164,500

Preferred securities issued by subsidiaries		¥870,979	¥961,998

(1)	Subject to the prior approval of the Financial Services Agency of Japan (“FSA”), preferred securities are redeemable at any dividend payment date on and after a specific month and the month shown in this column is such a specific month of each preferred security.

Others

Others represent the equity in the SMFG Group’s subsidiaries not attributable, directly or indirectly, to the SMFG Group. They were not considered individually material to the SMFG Group at March 31, 2017 and 2016.

Equity attributable to other equity instruments holders

Equity attributable to other equity instruments holders at March 31, 2017 and 2016 consisted of the following:

	At March 31,
	2017	2016
	(In millions)
Perpetual subordinated bonds	¥449,709	¥299,895

Total equity attributable to other equity instruments holders	¥449,709	¥299,895

In July 2015, SMFG issued three series of perpetual subordinated bonds, which amounted to ¥300,000 million in aggregate, raising ¥299,895 million after deducting issuance costs. In January 2017, SMFG issued a perpetual subordinated bond, which amounted to ¥150,000 million, raising ¥149,814 million after deducting issuance costs and the amount of the purchase of the bonds. These bonds are Basel III-compliant Additional Tier 1 capital instruments, and are classified as equity under IFRS.

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

The principal amount of the bonds which has been written down due to a Capital Ratio Event may be reinstated at SMFG’s option, subject to prior confirmation of the FSA of Japan that the Common Equity Tier 1 capital ratio remains at a sufficiently high level after giving effect to such reinstatement.

26	NET INTEREST INCOME

Net interest income for the fiscal years ended March 31, 2017, 2016 and 2015 consisted of the following:

	For the fiscal year ended March 31,
	2017	2016	2015
	(In millions)
Interest income from:
Deposits with banks	¥45,770	¥40,472	¥41,896
Call loans and bills bought	12,065	21,828	18,606
Reverse repurchase agreements and cash collateral on securities borrowed	29,601	22,011	17,021
Investment securities	87,348	84,912	82,494
Loans and advances	1,725,477	1,703,361	1,622,604

Total interest income	1,900,261	1,872,584	1,782,621

Interest expense from:
Deposits	249,028	202,312	165,567
Call money and bills sold	5,286	5,583	4,014
Repurchase agreements and cash collateral on securities lent	20,623	15,105	9,920
Borrowings	79,835	72,203	71,037
Debt securities in issue	146,937	135,172	119,789
Others	629	726	780

Total interest expense	502,338	431,101	371,107

Net interest income	¥1,397,923	¥1,441,483	¥1,411,514

Interest income recorded on impaired financial assets was ¥16,892 million, ¥20,545 million and ¥23,478 million for the fiscal years ended March 31, 2017, 2016 and 2015, respectively.

27	NET FEE AND COMMISSION INCOME

Net fee and commission income for the fiscal years ended March 31, 2017, 2016 and 2015 consisted of the following:

	For the fiscal year ended March 31,
	2017	2016	2015
	(In millions)
Fee and commission income from:
Loans	¥128,305	¥121,934	¥103,486
Credit card business	261,253	253,136	245,133
Guarantees	58,221	55,618	51,794
Securities-related business	146,655	133,019	130,164
Deposits	15,929	14,882	14,976
Remittances and transfers	138,029	133,110	129,465
Safe deposits	5,414	5,511	5,748
Trust fees	3,607	3,619	2,833
Investment trusts	126,590	116,057	147,021
Agency	16,753	16,432	16,854
Others	165,656	178,362	155,292

Total fee and commission income	1,066,412	1,031,680	1,002,766

Fee and commission expense from:
Remittances and transfers	39,419	38,358	36,669
Guarantees	3,434	3,071	3,012
Others	138,720	89,952	89,572

Total fee and commission expense	181,573	131,381	129,253

Net fee and commission income	¥884,839	¥900,299	¥873,513

28	NET TRADING INCOME

Net trading income for the fiscal years ended March 31, 2017, 2016 and 2015 consisted of the following:

	For the fiscal year ended March 31,
	2017	2016	2015
	(In millions)
Interest rate	¥79,650	¥240,763	¥248,372
Foreign exchange	51,143	204,349	(136,708)
Equity	39,478	18,019	499
Credit	13,063	(2,641)	16,970
Others	629	2,192	(1,374)

Total net trading income	¥183,963	¥462,682	¥127,759

Net trading income includes income and losses from trading assets and liabilities, and derivative financial instruments.

29	NET INCOME FROM FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

Net income from financial assets at fair value through profit or loss for the fiscal years ended March 31, 2017, 2016 and 2015 consisted of the following:

	For the fiscal year ended March 31,
	2017	2016	2015
	(In millions)
Net income from debt instruments	¥428	¥11,311	¥13,123
Net income from equity instruments	1,590	949	9,555

Total net income from financial assets at fair value through profit or loss	¥2,018	¥12,260	¥22,678

30	NET INVESTMENT INCOME

Net investment income for the fiscal years ended March 31, 2017, 2016 and 2015 consisted of the following:

	For the fiscal year ended March 31,
	2017	2016	2015
	(In millions)
Net gain from disposal of debt instruments	¥39,484	¥71,641	¥45,193
Net gain from disposal of equity instruments	142,016	175,494	190,570
Dividend income	123,827	128,094	135,301

Total net investment income	¥305,327	¥375,229	¥371,064

31	OTHER INCOME

Other income for the fiscal years ended March 31, 2017, 2016 and 2015 consisted of the following:

	For the fiscal year ended March 31,
	2017	2016	2015
	(In millions)
Income from operating leases	¥250,460	¥206,561	¥179,632
Income related to disposal of assets leased	152,564	155,280	183,590
Income related to IT solution services	37,678	33,991	35,506
Gains on disposal of property, plant and equipment, and other intangible assets	937	3,714	538
Reversal of impairment losses of investments in associates and joint ventures	—	4,847	—
Gains on step acquisition of subsidiaries	20,344	118	—
Gains on step acquisition of associates and joint ventures	—	1,714	37,997
Others	111,842	90,048	88,642

Total other income	¥573,825	¥496,273	¥525,905

32	IMPAIRMENT CHARGES ON FINANCIAL ASSETS

Impairment charges on financial assets for the fiscal years ended March 31, 2017, 2016 and 2015 consisted of the following:

	For the fiscal year ended March 31,
	2017	2016	2015
	(In millions)
Loans and advances(1)	¥141,457	¥118,750	¥79,552
Available-for-sale financial assets	71,510	29,606	10,586

Total impairment charges on financial assets	¥212,967	¥148,356	¥90,138

(1)	Cross-reference to provision for loan losses in the table of reconciliation of allowance for loan losses in Note 10 “Loans and Advances.”

33	GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses for the fiscal years ended March 31, 2017, 2016 and 2015 consisted of the following:

	For the fiscal year ended March 31,
	2017	2016	2015
	(In millions)
Personnel expenses	¥833,755	¥785,547	¥749,480
Depreciation and amortization	172,496	157,672	146,233
Rent and lease expenses	115,425	117,482	116,745
Building and maintenance expenses	10,657	13,966	10,068
Supplies expenses	16,694	16,628	14,865
Communication expenses	37,250	36,634	35,126
Publicity and advertising expenses	79,570	79,453	68,481
Taxes and dues	85,967	76,695	67,913
Outsourcing expenses	96,063	91,837	91,189
Premiums for deposit insurance	38,180	36,175	56,789
Office equipment expenses	49,127	47,621	47,318
Others	216,951	246,553	217,690

Total general and administrative expenses	¥1,752,135	¥1,706,263	¥1,621,897

34	OTHER EXPENSES

Other expenses for the fiscal years ended March 31, 2017, 2016 and 2015 consisted of the following:

	For the fiscal year ended March 31,
	2017	2016	2015
	(In millions)
Cost of operating leases	¥126,320	¥95,440	¥87,206
Cost related to disposal of assets leased	140,255	140,083	171,707
Cost related to IT solution services and IT systems	92,247	90,563	84,300
Provision for interest repayment	11,439	141,024	64,195
Losses on disposal of property, plant and equipment, and other intangible assets	6,041	4,302	6,703
Impairment losses of property, plant and equipment	6,396	4,237	5,108
Impairment losses of intangible assets	74,788	1,278	4
Losses on sale of investments in subsidiaries and associates	—	24	2,221
Impairment losses of investments in associates and joint ventures	14,941	17,306	4,631
Others	59,332	44,706	79,539

Total other expenses	¥531,759	¥538,963	¥505,614

35	INCOME TAX EXPENSE

The detail of income tax expense for the fiscal years ended March 31, 2017, 2016 and 2015 was as follows:

	For the fiscal year ended March 31,
	2017	2016	2015
	(In millions)
Current tax:
Charge for period	¥260,234	¥247,046	¥322,838
Deferred tax:
Origination and reversal of temporary differences	12,391	130,072	19,378
Change in the write-down of deferred tax assets on the current fiscal year income tax expense	(132,859)	(34,000)	(7,240)
Changes in Japanese corporation tax rates(1)	—	29,760	74,971

Total deferred tax expense (benefit)	(120,468)	125,832	87,109

Total income tax expense	¥139,766	¥372,878	¥409,947

(1)	See Note 22 “Deferred Income Tax” for further information on changes in Japanese corporation tax rates.

The following table shows the reconciliations of the effective income tax rates for the fiscal years ended March 31, 2017, 2016 and 2015.

	For the fiscal year ended March 31,
	2017	2016	2015
	(In millions, except percentages)
Profit before tax	¥880,352	¥1,325,700	¥1,132,908
Income tax expense	139,766	372,878	409,947
Effective income tax rate	15.9%	28.1%	36.2%
Statutory tax rate in Japan(1)	30.9%	33.1%	35.6%
Effect of the change in the write-down of deferred tax assets on the current fiscal year income tax expense(2)	(15.1%)	(2.6%)	(0.6%)
Tax impact of impairment losses of goodwill	2.6%	—	—
Non-Japanese earnings	(1.9%)	(2.7%)	(3.8%)
Tax impact of share of post-tax (profit) loss in associates and joint ventures	(1.0%)	(0.8%)	(0.5%)
Nontaxable dividends received	(1.0%)	(0.5%)	(2.4%)
Gains on step acquisition of subsidiaries and associates and joint ventures which were not taxable	(0.7%)	—	(0.1%)
Tax impact of impairment losses and reversal of impairment losses for investments in associates and joint ventures—net	0.5%	0.3%	0.2%
Changes in Japanese corporation tax rates	—	2.2%	6.6%
Others—net	1.6%	(0.9%)	1.2%

Effective income tax rate	15.9%	28.1%	36.2%

(1)	The statutory tax rate in Japan for the fiscal year ended March 31, 2017 is the aggregate of the effective corporation tax rate of 23.4%, the effective local corporation tax rate of 1.0%, the effective inhabitant tax rate of 3.8% and the effective enterprise tax rate of 2.7%, which is payable by corporate entities on taxable profits under the tax laws in Japan. The effective corporation tax rate was changed from 22.5% and 23.7% which were applied to the fiscal years ended March 31, 2016 and 2015, respectively. The effective inhabitant tax rate was changed from 3.7% and 4.9% which were applied to the fiscal years ended March 31, 2016 and 2015, respectively. The effective enterprise tax rate was changed from 5.9% and 7.0% which were applied to the fiscal years ended March 31, 2016 and 2015, respectively.
(2)	The effect for the fiscal year ended March 31, 2017 was primarily due to the reversal of the write-down of deferred tax assets at March 31, 2017 in accordance with the application to the Commissioner of the National Tax Agency for permission to adopt the consolidated corporate-tax system in Japan from the fiscal year beginning April 1, 2017. For further information, see Note 22 “Deferred Income Tax.”

36	EARNINGS PER SHARE

The following table shows the income and share data used in the basic and diluted earnings per share calculations for the fiscal years ended March 31, 2017, 2016 and 2015.

	For the fiscal year ended March 31,
	2017	2016	2015
	(In millions, except number of shares and per share data)
Basic:
Profit attributable to shareholders of SMFG	¥627,870	¥843,920	¥614,070
Weighted average number of common stock in issue (in thousands of shares)	1,369,231	1,367,229	1,367,258

Basic earnings per share	¥458.56	¥617.25	¥449.13

Diluted:
Profit attributable to the common shareholders of SMFG	¥627,870	¥843,920	¥614,070
Impact of dilutive potential ordinary shares issued by subsidiaries	(11)	(1)	(1)

Net profit used to determine diluted earnings per share	¥627,859	¥843,919	¥614,069

Weighted average number of common stock in issue (in thousands of shares)	1,369,231	1,367,229	1,367,258
Adjustments for stock options (in thousands of shares)	1,093	928	816

Weighted average number of common stock for diluted earnings per share (in thousands of shares)	1,370,324	1,368,157	1,368,074

Diluted earnings per share	¥458.18	¥616.83	¥448.86

37	TRANSFERS OF FINANCIAL ASSETS

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

The following tables show the carrying amounts and fair values of transferred financial assets that did not qualify for derecognition and their associated financial liabilities at March 31, 2017 and 2016:

	At March 31, 2017
	Repurchase agreements and securities lending transactions	Loans and advances
		Residential mortgages	Corporate loans	Others
	(In millions)
Carrying amount of assets	¥5,169,540	¥1,353,938	¥1,063,092	¥59,562
Carrying amount of associated liabilities	5,116,003	1,079,329	1,060,812	49,804

For those liabilities that have recourse only to the transferred assets:
Fair value of assets	¥—	¥1,535,929	¥1,067,234	¥59,169
Fair value of associated liabilities	—	1,138,815	1,061,389	50,271

Net position	¥—	¥397,114	¥5,845	¥8,898

	At March 31, 2016
	Repurchase agreements and securities lending transactions	Loans and advances
		Residential mortgages	Corporate loans	Others
	(In millions)
Carrying amount of assets	¥3,779,078	¥1,278,100	¥1,045,161	¥62,853
Carrying amount of associated liabilities	3,793,528	1,027,050	1,041,981	49,509

For those liabilities that have recourse only to the transferred assets:
Fair value of assets	¥—	¥1,469,579	¥1,049,491	¥63,584
Fair value of associated liabilities	—	1,099,771	1,042,590	49,778

Net position	¥—	¥369,808	¥6,901	¥13,806

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

38	ASSETS PLEDGED AND RECEIVED AS COLLATERAL

Assets Pledged

The carrying amounts of assets pledged as collateral at March 31, 2017 and 2016 were as follows:

	At March 31,
	2017	2016
	(In millions)
Cash and deposits with banks	¥87,670	¥91,690
Trading assets	2,426,665	2,544,777
Financial assets at fair value through profit or loss	1,570,904	1,570,904
Held-to-maturity investments	1,168,111	1,991,865
Available-for-sale financial assets	8,128,082	8,078,808
Loans and advances	10,058,951	2,856,201
Other assets	1,308,136	1,082,073

Total	¥24,748,519	¥18,216,318

The SMFG Group pledges assets as collateral to secure payables under repurchase agreements, securities lending transactions and securitizations, borrowings or for cash settlements, margins on derivative transactions and certain other purposes. These transactions are conducted under terms that are usual and customary to standard contracts.

Unsecured loaned securities for which the borrowers have the right to sell or repledge were ¥5,201,373 million and ¥3,785,582 million at March 31, 2017 and 2016, respectively.

For the reserve funds with the Bank of Japan and other reserve deposits for foreign offices maintained by the SMFG Group, refer to Note 5 “Cash and Deposits with Banks.”

Assets Received as Collateral

Under certain transactions, including reverse repurchase agreements, securities borrowing, and discounting of bills, the SMFG Group is permitted to resell or repledge the collateral held in the absence of default by the owner of the collateral. These transactions are conducted under terms that are usual and customary for standard contracts. The fair values of securities and bills accepted as collateral were ¥13,673,077 million and ¥11,947,873 million at March 31, 2017 and 2016, respectively. As to the securities received in the reverse repurchase agreements and securities borrowing transactions, the SMFG Group has the obligation to return equivalent securities upon completion of the transactions. The fair value of securities sold or repledged to others was ¥7,787,059 million and ¥7,369,021 million at March 31, 2017 and 2016, respectively.

39	SHARE-BASED PAYMENT

SMFG had introduced compensation-type stock options to directors, corporate auditors, and executive officers of SMFG and SMBC (“SMFG Stock Acquisition Rights”), which served as an incentive for them to further contribute to the equity appreciation and achieve better corporate performance through sharing the benefits and risks of the share price performance with the shareholders. The following table provides an overview of the significant terms and conditions of the stock option plan.

	Title of grantees	Exercise period	Requisite service period	Method of settlement
SMFG Stock Acquisition Rights	Directors, corporate auditors and executive officers of SMFG and SMBC	Not exceeding 30 years from the date of allocation of stock acquisition rights(1)	One year from the date of the ordinary general meeting of shareholders of SMFG to the closing of the next ordinary general meeting of shareholders of SMFG	Common stock of SMFG

(1)	A stock acquisition rights holder can exercise the rights from the day they are relieved of their positions either as a director, a corporate auditor or an executive officer (“Start of Exercise Date”) to 20 years from the Start of Exercise Date.

The number and the weighted average exercise prices of stock options for the fiscal years ended on March 31, 2017 and 2016 were as follows:

	For the fiscal year ended March 31,
	2017		2016
	Number of options(1)	Weighted average exercise price	Number of options(1)	Weighted average exercise price
Outstanding at beginning of period	984,400	¥1	873,200	¥1
Granted	201,200	1	132,400	1
Exercised	(4,400)	1	(20,400)	1
Forfeited or expired	(1,200)	1	(800)	1

Outstanding at end of period	1,180,000	¥1	984,400	¥1

Exercisable at end of period	421,900	¥1	346,300	¥1

(1)	Number of options is the number of SMFG’s common stock granted by the exercise of stock options.

The weighted average stock price at the date of exercise was ¥4,400 and ¥4,361 for the fiscal years ended March 31, 2017 and 2016, respectively.

Summarized information about stock options outstanding at March 31, 2017 and 2016 was as follows:

		At March 31,
		2017		2016
	Exercise price	Number of options	Remaining contractual lives in years	Number of options	Remaining contractual lives in years
SMFG Stock Acquisition Rights	¥1	1,180,000	26.3	984,400	26.7

The amounts of stock options recognized as expenses were measured based on the fair value of stock options granted, which were ¥581 million and ¥595 million for the fiscal years ended March 31, 2017 and 2016, respectively, and included in “General and administrative expenses” in the consolidated income statement. The fair value of stock options was measured using Black-Scholes option-pricing model.

The following table represents the fair value of stock options and the assumptions used to measure the fair value.

	For the fiscal year ended March 31,
	2017	2016
Fair value at measurement date	¥2,811	¥4,904
Stock price	¥3,362	¥5,473
Exercise price	¥1	¥1
Expected volatility(1)	32.20%	27.38%
Expected remaining lives (in years)(2)	4	4
Expected dividends per share(3)	¥150	¥150
Risk free interest rate(4)	0.17%	0.05%

(1)	Calculated based on the actual stock prices during the 4 years from August 16, 2012 to August 15, 2016 and August 19, 2011 to August 18, 2015 for the fiscal years ended March 31, 2017 and 2016, respectively.
(2)	The average expected remaining life could not be estimated rationally due to insufficient amount of data. Therefore, it was estimated based on average remaining service life of directors of SMFG and SMBC.
(3)	Expected dividends are based on the estimated dividends to be paid in next twelve months from the date of grant.
(4)	Japanese government bond yield corresponding to the average expected remaining life.

40	DIVIDENDS PER SHARE

The dividends recognized by the SMFG Group for the fiscal years ended March 31, 2017, 2016 and 2015 were as follows:

	Dividends per share	Aggregate amount
	(In yen)	(In millions)
For the fiscal year ended March 31, 2017:
Common stock	¥150	¥205,083
For the fiscal year ended March 31, 2016:
Common stock	¥155	¥211,922
For the fiscal year ended March 31, 2015:
Common stock	¥125	¥170,908

SMFG proposed to the shareholders the distribution of a dividend of ¥75 per share of common stock totaling ¥105,752 million in respect of the fiscal year ended March 31, 2017. The dividend is subject to the approval at the general meeting of shareholders on June 29, 2017. The consolidated financial statements for the fiscal year ended March 31, 2017 do not include this dividend.

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

Capital Commitments

At March 31, 2017 and 2016, the SMFG Group had ¥2,773,096 million and ¥2,798,483 million, respectively, of contractual commitments to acquire property, plant and equipment including aircraft for leasing business. The contractual commitments to purchase aircraft are based upon fixed price agreements with the manufacturers, an element of which are adjusted for inflation and include price escalation formulas, but are also subject to agreed price concessions where applicable. In addition, the SMFG Group had ¥317 million and ¥1,733 million of contractual commitments to acquire intangible assets, such as software at March 31, 2017 and 2016, respectively. The SMFG Group’s management is confident that future net revenues and funding will be sufficient to cover these commitments.

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

The table below shows the nominal amounts of undrawn loan commitments, and financial guarantees and other credit-related contingent liabilities at March 31, 2017 and 2016.

	At March 31,
	2017	2016
	(In millions)
Loan commitments	¥62,357,210	¥58,026,597
Financial guarantees and other credit-related contingent liabilities	7,924,711	7,349,903

Total	¥70,281,921	¥65,376,500

42	ANALYSIS OF FINANCIAL ASSETS AND LIABILITIES BY MEASUREMENT BASIS

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

	At March 31, 2017
	Financial assets and liabilities at fair value through profit or loss	Held-to-maturity investments	Loans and receivables	Available-for-sale financial assets	Financial liabilities measured at amortized cost	Total
	(In millions)
Financial assets:
Cash and deposits with banks(1)	¥5,511	¥—	¥47,324,644	¥—	¥—	¥47,330,155
Call loans and bills bought	—	—	1,872,209	—	—	1,872,209
Reverse repurchase agreements and cash collateral on securities borrowed	—	—	8,924,385	—	—	8,924,385
Trading assets	3,776,671	—	—	—	—	3,776,671
Derivative financial instruments	4,063,982	—	—	—	—	4,063,982
Financial assets at fair value through profit or loss	1,599,093	—	—	—	—	1,599,093
Investment securities(1)	1,251	1,173,419	—	17,899,267	—	19,073,937
Loans and advances(1)	3,474	—	95,270,371	—	—	95,273,845
Other financial assets(2)	—	—	3,424,591	—	—	3,424,591

Total	¥9,449,982	¥1,173,419	¥156,816,200	¥17,899,267	¥—	¥185,338,868

Financial liabilities:
Deposits(1)	¥20,365	¥—	¥—	¥—	¥130,274,925	¥130,295,290
Call money and bills sold	—	—	—	—	2,088,020	2,088,020
Repurchase agreements and cash collateral on securities lent	—	—	—	—	9,424,506	9,424,506
Trading liabilities	2,071,584	—	—	—	—	2,071,584
Derivative financial instruments	3,889,694	—	—	—	—	3,889,694
Borrowings(1)	654	—	—	—	12,245,289	12,245,943
Debt securities in issue(1)	2,232	—	—	—	11,163,391	11,165,623
Other financial liabilities(2)	—	—	—	—	7,201,137	7,201,137

Total	¥5,984,529	¥—	¥—	¥—	¥172,397,268	¥178,381,797

	At March 31, 2016
	Financial assets and liabilities at fair value through profit or loss	Held-to-maturity investments	Loans and receivables	Available-for-sale financial assets	Financial liabilities measured at amortized cost	Total
	(In millions)
Financial assets:
Cash and deposits with banks(1)	¥6,384	¥—	¥43,138,270	¥—	¥—	¥43,144,654
Call loans and bills bought	—	—	1,291,366	—	—	1,291,366
Reverse repurchase agreements and cash collateral on securities borrowed	—	—	8,236,516	—	—	8,236,516
Trading assets	3,615,092	—	—	—	—	3,615,092
Derivative financial instruments	5,290,825	—	—	—	—	5,290,825
Financial assets at fair value through profit or loss	1,611,877	—	—	—	—	1,611,877
Investment securities(1)	310	2,267,542	—	17,597,495	—	19,865,347
Loans and advances(1)	4,610	—	88,857,761	—	—	88,862,371
Other financial assets(2)	—	—	2,764,315	—	—	2,764,315

Total	¥10,529,098	¥2,267,542	¥144,288,228	¥17,597,495	¥—	¥174,682,363

Financial liabilities:
Deposits(1)	¥23,697	¥—	¥—	¥—	¥125,917,100	¥125,940,797
Call money and bills sold	—	—	—	—	1,220,456	1,220,456
Repurchase agreements and cash collateral on securities lent	—	—	—	—	6,839,474	6,839,474
Trading liabilities	2,197,673	—	—	—	—	2,197,673
Derivative financial instruments	5,086,083	—	—	—	—	5,086,083
Borrowings(1)	1,198	—	—	—	9,912,931	9,914,129
Debt securities in issue(1)	(8,045)	—	—	—	10,837,657	10,829,612
Other financial liabilities(2)	—	—	—	—	5,935,511	5,935,511

Total	¥7,300,606	¥—	¥—	¥—	¥160,663,129	¥167,963,735

(1)	Embedded derivatives, which are separately accounted for, but presented together with the host contract in the consolidated statement of financial position, are disclosed in this table within the category of “Financial assets and liabilities at fair value through profit or loss.” Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in this table as assets or liabilities to be consistent with the line of the host contract.
(2)	Other financial assets and liabilities comprise of those included in other assets and liabilities, which meet the definition of a financial asset and liability.

43	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

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

Where valuation techniques are used to determine fair values, they are validated and reviewed. In principal subsidiaries, their risk management departments, which are independent from the business units, review significant valuation methodologies at least once a year, and recalibrate model parameters and inputs by comparing fair values derived from the valuation techniques to the external market data such as broker quotes. Where the data obtained from third-party sources such as brokers and pricing service providers are utilized in determining fair values, those departments also examine those data, taking into account the consistency among the different sources, the aging of the data and other factors. In addition, accounting departments in those principal subsidiaries are responsible for ensuring that the accounting policies and procedures to determine fair values are in compliance with relevant accounting standards.

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

The following tables present the carrying amounts of financial assets and liabilities carried at fair value based on the three levels of the fair value hierarchy at March 31, 2017 and 2016.

	At March 31, 2017
	Level 1(2)	Level 2(2)	Level 3	Total
	(In millions)
Financial assets:
Trading assets:
Debt instruments	¥2,734,340	¥605,588	¥—	¥3,339,928
Equity instruments	421,477	15,266	—	436,743

Total trading assets	3,155,817	620,854	—	3,776,671

Derivative financial instruments:
Interest rate derivatives	27,121	2,288,114	2	2,315,237
Currency derivatives	—	1,666,305	22	1,666,327
Equity derivatives	35,400	23,668	1,327	60,395
Commodity derivatives	489	11,190	—	11,679
Credit derivatives	—	7,613	2,731	10,344

Total derivative financial instruments	63,010	3,996,890	4,082	4,063,982

Financial assets at fair value through profit or loss:
Debt instruments	—	1,570,904	12,053	1,582,957
Equity instruments	1,667	183	14,286	16,136

Total financial assets at fair value through profit or loss	1,667	1,571,087	26,339	1,599,093

Available-for-sale financial assets:
Japanese government bonds	5,722,674	—	—	5,722,674
U.S. Treasury and other U.S. government agency bonds	3,468,263	—	—	3,468,263
Other debt instruments	466,901	2,465,406	526	2,932,833
Equity instruments	4,075,944	864,552	836,252	5,776,748

Total available-for-sale financial assets	13,733,782	3,329,958	836,778	17,900,518

Others(1)	—	8,985	—	8,985

Total	¥16,954,276	¥9,527,774	¥867,199	¥27,349,249

Financial liabilities:
Trading liabilities:
Debt instruments	¥1,979,564	¥58,766	¥—	¥2,038,330
Equity instruments	18,848	14,406	—	33,254

Total trading liabilities	1,998,412	73,172	—	2,071,584

Derivative financial instruments:
Interest rate derivatives	17,903	2,187,701	—	2,205,604
Currency derivatives	19	1,588,004	21	1,588,044
Equity derivatives	44,593	32,604	—	77,197
Commodity derivatives	513	9,978	—	10,491
Credit derivatives	—	8,358	—	8,358

Total derivative financial instruments	63,028	3,826,645	21	3,889,694

Others(1)	—	23,554	(303)	23,251

Total	¥2,061,440	¥3,923,371	¥(282)	¥5,984,529

	At March 31, 2016
	Level 1(2)	Level 2(2)	Level 3	Total
	(In millions)
Financial assets:
Trading assets:
Debt instruments	¥2,513,327	¥660,982	¥—	¥3,174,309
Equity instruments	440,686	97	—	440,783

Total trading assets	2,954,013	661,079	—	3,615,092

Derivative financial instruments:
Interest rate derivatives	99,437	3,228,377	—	3,327,814
Currency derivatives	17	1,899,201	51	1,899,269
Equity derivatives	11,992	20,697	199	32,888
Commodity derivatives	678	23,837	—	24,515
Credit derivatives	—	6,339	—	6,339

Total derivative financial instruments	112,124	5,178,451	250	5,290,825

Financial assets at fair value through profit or loss:
Debt instruments	—	1,570,904	11,667	1,582,571
Equity instruments	1,555	157	27,594	29,306

Total financial assets at fair value through profit or loss	1,555	1,571,061	39,261	1,611,877

Available-for-sale financial assets:
Japanese government bonds	6,528,575	—	—	6,528,575
U.S. Treasury and other U.S. government agency bonds	2,246,130	—	—	2,246,130
Other debt instruments	819,353	2,753,830	2,022	3,575,205
Equity instruments	3,801,218	657,351	789,326	5,247,895

Total available-for-sale financial assets	13,395,276	3,411,181	791,348	17,597,805

Others(1)	—	10,994	—	10,994

Total	¥16,462,968	¥10,832,766	¥830,859	¥28,126,593

Financial liabilities:
Trading liabilities:
Debt instruments	¥2,138,362	¥46,046	¥—	¥2,184,408
Equity instruments	6,611	6,654	—	13,265

Total trading liabilities	2,144,973	52,700	—	2,197,673

Derivative financial instruments:
Interest rate derivatives	99,163	3,177,635	—	3,276,798
Currency derivatives	—	1,714,545	46	1,714,591
Equity derivatives	26,512	33,438	212	60,162
Commodity derivatives	891	22,867	—	23,758
Credit derivatives	—	7,640	3,134	10,774

Total derivative financial instruments	126,566	4,956,125	3,392	5,086,083

Others(1)	—	15,610	1,240	16,850

Total	¥2,271,539	¥5,024,435	¥4,632	¥7,300,606

(1)	Embedded derivatives are separately accounted for, but presented together with the host contract in the consolidated statement of financial position. In this table, the embedded derivatives whose host contracts are carried at amortized cost are presented within Others, while the remaining are presented within the same category as the host contract. Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in this table as assets or liabilities to be consistent with the host contract. The separated embedded derivatives are measured at fair value using the valuation techniques described in “Derivative financial instruments” below.
(2)	Transfers between levels of the fair value hierarchy are deemed to have occurred at the beginning of the period. There were no significant transfers between Level 1 and Level 2 for the fiscal years ended March 31, 2017 and 2016.

The following tables present reconciliations from the beginning to the ending balances for financial assets and liabilities carried at fair value and categorized within Level 3 of the fair value hierarchy for the fiscal years ended March 31, 2017 and 2016.

	At April 1, 2016	Total gains (losses)		Purchases	Sales	Settlement(1)	Transfers into Level 3(2)	Transfers out of Level 3(2)	At March 31, 2017	Changes in unrealized gains (losses) included in profit or loss related to assets and liabilities held at March 31, 2017
		Included in profit or loss	Included in other comprehensive income
	(In millions)
Derivative financial instruments—net:
Interest rate derivatives—net	¥—	¥(163)	¥—	¥165	¥—	¥—	¥—	¥—	¥2	¥(5)
Currency derivatives—net	5	(21)	—	—	—	—	—	17	1	(3)
Equity derivatives—net	(13)	931	—	356	—	—	—	53	1,327	973
Credit derivatives—net	(3,134)	12,821	221	—	—	(7,177)	—	—	2,731	12,820

Total derivative financial instruments—net	(3,142)	13,568	221	521	—	(7,177)	—	70	4,061	13,785

Financial assets at fair value through profit or loss:
Debt instruments	11,667	401	—	180	—	(195)	—	—	12,053	401
Equity instruments	27,594	174	—	4,531	(1,430)	(16,000)	—	(583)	14,286	(404)

Total financial assets at fair value through profit or loss	39,261	575	—	4,711	(1,430)	(16,195)	—	(583)	26,339	(3)

Available-for-sale financial assets:
Debt instruments	2,022	(1,258)	(30)	269	—	(477)	—	—	526	(1,181)
Equity instruments	789,326	(20,578)	51,027	88,686	(8,488)	(63,768)	306	(259)	836,252	(25,746)

Total available-for-sale financial assets	791,348	(21,836)	50,997	88,955	(8,488)	(64,245)	306	(259)	836,778	(26,927)

Others(3)—liabilities:	(1,240)	1,543	—	—	—	—	—	—	303	(202)

Total	¥826,227	¥(6,150)	¥51,218	¥94,187	¥(9,918)	¥(87,617)	¥306	¥(772)	¥867,481	¥(13,347)

	At April 1, 2015	Total gains (losses)		Purchases	Sales	Settlement(1)	Transfers into Level 3(2)	Transfers out of Level 3(2)	At March 31, 2016	Changes in unrealized gains (losses) included in profit or loss related to assets and liabilities held at March 31, 2016
		Included in profit or loss	Included in other comprehensive income
	(In millions)
Derivative financial instruments—net:
Currency derivatives—net	¥—	¥44	¥—	¥—	¥(39)	¥—	¥—	¥—	¥5	¥43
Equity derivatives—net	173	253	—	82	(521)	—	—	—	(13)	278
Credit derivatives—net	6,356	(1,577)	289	—	—	(8,202)	—	—	(3,134)	(1,577)

Total derivative financial instruments—net	6,529	(1,280)	289	82	(560)	(8,202)	—	—	(3,142)	(1,256)

Financial assets at fair value through profit or loss:
Debt instruments	38,518	6,881	—	195	(33,877)	(50)	—	—	11,667	1,770
Equity instruments	126,914	(1,146)	—	3,836	(1,222)	(100,104)	90	(774)	27,594	(1,140)

Total financial assets at fair value through profit or loss	165,432	5,735	—	4,031	(35,099)	(100,154)	90	(774)	39,261	630

Available-for-sale financial assets:
Debt instruments	7,086	14	(160)	166	—	(5,084)	—	—	2,022	15
Equity instruments	914,802	28,730	(80,287)	84,896	(62,463)	(93,759)	242	(2,835)	789,326	(9,611)

Total available-for-sale financial assets	921,888	28,744	(80,447)	85,062	(62,463)	(98,843)	242	(2,835)	791,348	(9,596)

Others(3)—liabilities:	(1,212)	(29)	—	—	—	—	—	1	(1,240)	(720)

Total	¥1,092,637	¥33,170	¥(80,158)	¥89,175	¥(98,122)	¥(207,199)	¥332	¥(3,608)	¥826,227	¥(10,942)

(1)	Settlements for equity instruments include redemption of preferred stocks, receipt of cash distributions which represent a return of investment, and reclassification from available-for-sale equity instruments to investments in associates and joint ventures as a result of applying the equity method.
(2)	Transfers between levels of the fair value hierarchy are deemed to have occurred at the beginning of the period.
(3)	Embedded derivatives are separately accounted for, but presented together with the host contract in the consolidated statement of financial position. In this table, the embedded derivatives whose host contracts are carried at amortized cost are presented within Others. Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in this table as assets or liabilities to be consistent with the host contract.

The following table presents total gains or losses included in profit or loss for the Level 3 financial assets and liabilities, and changes in unrealized gains or losses included in profit or loss related to those financial assets and liabilities held at March 31, 2017 and 2016 by line item of the consolidated income statement.

	Total gains (losses) included in profit or loss for the fiscal year ended March 31,		Changes in unrealized gains (losses) included in profit or loss related to assets and liabilities held at March 31,
	2017	2016	2017	2016
	(In millions)
Net interest income	¥524	¥204	¥322	¥—
Net trading income (loss)	14,474	(1,025)	13,148	(1,486)
Net income (loss) from financial assets at fair value through profit or loss	575	5,735	(3)	630
Net investment income	7,394	35,424	—	—
Other income	—	2,939	—	—
Impairment charges on financial assets	(29,117)	(10,107)	(26,814)	(10,086)

Total	¥(6,150)	¥33,170	¥(13,347)	¥(10,942)

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

Some equity and debt instruments in this category are hybrid instruments which have both equity and debt features. These include preferred stocks which are measured at fair value using the Monte Carlo Simulation valuation model, if they are indexed to the market prices in a stock exchange. The valuation model uses the historical volatility of the listed stocks as an input, which are not observable in the market, resulting in these instruments being categorized within Level 3. Other types of preferred stocks and other non-hybrid equity instruments are evaluated using valuation techniques for unlisted stocks, which are normally used for private equity investments. The SMFG Group calculates the fair values of these instruments based on the market approach using market multiples or others in which significant unobservable inputs are used. These instruments are categorized within Level 3.

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

Significant Unobservable Inputs

The following tables present quantitative information about significant unobservable inputs used in fair value measurement for Level 3 financial assets and liabilities at March 31, 2017 and 2016.

	At March 31, 2017
	Fair value	Valuation technique(s)(1)	Significant unobservable inputs(1)	Range of inputs(1)
	(In millions)
Financial assets:
Derivative financial instruments:
Interest derivatives	¥2	Option model	Interest rate volatility	4%
Currency derivatives	22	Option model	Foreign exchange volatility	9%-17%
Equity derivatives	1,327	Option model	Equity volatility	20%-49%
			Equity to equity correlation	44%-93%
Credit derivatives	2,731	CDO pricing model	Additional withdrawal ratio	49%
Financial assets at fair value through profit or loss:
Debt instruments	12,053	Monte Carlo Simulation	Equity volatility	16%-26%
Equity instruments	14,286	Market multiples	Price/Earnings multiple	10.3x-30.2x
			EV/EBITDA multiple	8.1x
			Liquidity discount	0%-20%
		See note (2) below	—	—
Available-for-sale financial assets:
Debt instruments	526	DCF method	Discount margin	9%
Equity instruments	836,252	Market multiples	Price/Book value multiple	0.3x-2.0x
			Price/Earnings multiple	8.7x-42.6x
			EV/EBITDA multiple	5.0x-14.8x
			Liquidity discount	20%
		Monte Carlo Simulation	Equity volatility	20%-51%
		Net asset value(3)	—	—
		See note (2) below	—	—
Financial liabilities:
Derivative financial instruments:
Currency derivatives	¥21	Option model	Foreign exchange volatility	9%-17%
Others(4)	(303)	Option model	Equity volatility	24%-64%
			Equity to equity correlation	44%-93%
			Interest rate to interest rate correlation	14%-100%

	At March 31, 2016
	Fair value	Valuation technique(s)(1)	Significant unobservable inputs(1)	Range of inputs(1)
	(In millions)
Financial assets:
Derivative financial instruments:
Currency derivatives	¥51	Option model	Foreign exchange volatility	12%-19%
Equity derivatives	199	Option model	Equity volatility	25%-55%
			Equity to equity correlation	61%-83%
Financial assets at fair value through profit or loss:
Debt instruments	11,667	Monte Carlo Simulation	Equity volatility	26%-38%
Equity instruments	27,594	Market multiples	Price/Earnings multiple	8.4x-26.7x
			EV/EBITDA multiple	4.0x
			Liquidity discount	0%-20%
		See note (2) below	—	—
Available-for-sale financial assets:
Debt instruments	2,022	DCF method	Discount margin	7%
Equity instruments	789,326	Market multiples	Price/Book value multiple	0.7x-2.0x
			Price/Earnings multiple	8.9x-47.9x
			EV/EBITDA multiple	6.9x-16.9x
			Price/Embedded value multiple	0.3x
			Liquidity discount	20%
		Monte Carlo Simulation	Equity volatility	33%-53%
		Net asset value(3)	—	—
		See note (2) below	—	—
Financial liabilities:
Derivative financial instruments:
Currency derivatives	¥46	Option model	Foreign exchange volatility	12%-19%
Equity derivatives	212	Option model	Equity volatility	43%-54%
Credit derivatives	3,134	CDO pricing model	Additional withdrawal ratio	49%
Others(4)	1,240	Option model	Equity volatility	40%-51%
			Equity to equity correlation	53%-92%
			Interest rate to interest rate correlation	20%-100%

(1)	Valuation techniques and unobservable inputs for insignificant Level 3 financial assets and liabilities are excluded.
(2)	Fair values of certain equity instruments such as unlisted stocks are estimated on the basis of an analysis of the investee’s financial position and results, risk profile, prospects and other factors. A range of key inputs is not provided in the table as it is not practical to do so given the nature of such valuation techniques.
(3)	The SMFG Group has determined that the net asset value represents fair values of certain investment funds.
(4)	Embedded derivatives are separately accounted for, but presented together with the host contract in the consolidated statement of financial position. In this table, the embedded derivatives whose host contracts are carried at amortized cost are presented within Others. Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in this table as assets or liabilities to be consistent with the host contract.

Volatility

Volatility represents a measure of how much a particular instrument, parameter or index is expected to change in value over time. The volatilities used in the valuation of some type of derivative instruments with optionality refer to the potential change in price or level of the underlying interest rates, foreign exchange rates or equity instruments. The volatilities of underlying listed stocks are used in the valuation of preferred stocks containing optionality. These volatilities are estimated based on historical data or information provided by third-party sources, together with other analytical techniques. In general, a significant increase in the volatility in isolation would result in a significantly higher fair value measurement.

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

Price/Earnings, price/book value and price/embedded value multiples

Price/Earnings (“P/E”) multiple represents the ratio of the equity value to the net income, while price/book value (“P/B”) multiple represents the ratio of the equity value to the book value. Embedded value, which takes into account the future cash flows in addition to the net asset value, was applied instead of the book value for a certain unlisted company. These multiples are estimated based on comparable listed companies. In general, a significant increase in the P/E multiple, P/B multiple or price/embedded value multiple in isolation would result in a significantly higher fair value measurement.

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

	At March 31, 2017
	Total fair value measured using valuation techniques	Effect recorded in profit or loss		Effect recorded directly in equity
		Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
	(In millions)
Financial assets:
Derivative financial instruments:
Interest rate derivatives	¥2	¥7	¥2	¥—	¥—
Currency derivatives	22	93	1	—	—
Equity derivatives	1,327	199	254	—	—
Credit derivatives	2,731	6,706	15,730	—	—
Financial assets at fair value through profit or loss:
Debt instruments	12,053	244	26	—	—
Equity instruments	14,286	99	99	—	—
Available-for-sale financial assets:
Debt instruments	526	—	—	13	13
Equity instruments	836,252	—	—	24,785	24,137

Financial liabilities:
Derivative financial instruments:
Currency derivatives	¥21	¥2	¥92	¥—	¥—
Others(1)	(303)	1,121	1,716	—	—

	At March 31, 2016
	Total fair value measured using valuation techniques	Effect recorded in profit or loss		Effect recorded directly in equity
		Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
	(In millions)
Financial assets:
Derivative financial instruments:
Currency derivatives	¥51	¥175	¥1	¥—	¥—
Equity derivatives	199	104	65	—	—
Financial assets at fair value through profit or loss:
Debt instruments	11,667	—	—	—	—
Equity instruments	27,594	240	225	—	—
Available-for-sale financial assets:
Debt instruments	2,022	—	—	123	107
Equity instruments	789,326	—	—	20,286	19,682

Financial liabilities:
Derivative financial instruments:
Currency derivatives	¥46	¥4	¥172	¥—	¥—
Equity derivatives	212	212	705	—	—
Credit derivatives	3,134	3,176	21,196	—	—
Others(1)	1,240	3,321	878	—	—

(1)	Embedded derivatives are separately accounted for, but presented together with the host contract in the consolidated statement of financial position. In this table, the embedded derivatives whose host contracts are carried at amortized cost are presented within Others. Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in this table as assets or liabilities to be consistent with the host contract.

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

Financial Assets and Liabilities Not Carried at Fair Value

The tables below present the carrying amounts and fair values by level within the fair value hierarchy, as described in “Financial Assets and Liabilities Carried at Fair Value—Fair Value Hierarchy,” of financial assets and liabilities not carried at fair value on the SMFG Group’s consolidated statement of financial position at March 31, 2017 and 2016.

		At March 31, 2017
		Carrying amount	Fair value
	Notes		Total	Level 1	Level 2	Level 3
		(In millions)
Financial assets:
Cash and deposits with banks	a	¥47,330,155	¥47,330,763	¥46,244,819	¥1,085,944	¥—
Call loans and bills bought:
Call loans	a	1,860,620	1,860,539	—	1,860,539	—
Bills bought	a	11,589	11,567	—	11,567	—
Reverse repurchase agreements and cash collateral on securities borrowed	a	8,924,385	8,926,312	—	8,926,312	—
Investment securities:
Held-to-maturity investments	b	1,173,419	1,180,319	1,180,319	—	—
Loans and advances	a	95,273,845	98,053,056	—	348,691	97,704,365
Other financial assets	a	3,424,591	3,421,172	—	3,255,765	165,407

Financial liabilities:
Deposits:
Non-interest-bearing deposits, demand deposits and deposits at notice	c	¥81,465,816	¥81,466,078	¥—	¥81,466,078	¥—
Other deposits	c	48,829,474	48,831,229	—	48,831,229	—
Call money and bills sold:
Call money	c	2,088,020	2,088,067	—	2,088,067	—
Bills sold	c	—	—	—	—	—
Repurchase agreements and cash collateral on securities lent	c	9,424,506	9,424,506	—	9,424,506	—
Borrowings	c	12,245,943	12,318,246	—	12,306,066	12,180
Debt securities in issue	c	11,165,623	11,329,967	—	11,257,502	72,465
Other financial liabilities	c	7,201,137	7,200,488	—	7,080,575	119,913

		At March 31, 2016
		Carrying amount	Fair value
	Notes		Total	Level 1	Level 2	Level 3
		(In millions)
Financial assets:
Cash and deposits with banks	a	¥43,144,654	¥43,143,523	¥42,126,966	¥1,016,557	¥—
Call loans and bills bought:
Call loans	a	1,283,758	1,283,925	—	1,283,925	—
Bills bought	a	7,608	7,600	—	7,600	—
Reverse repurchase agreements and cash collateral on securities borrowed	a	8,236,516	8,236,532	—	8,236,532	—
Investment securities:
Held-to-maturity investments	b	2,267,542	2,284,167	2,284,167	—	—
Loans and advances	a	88,862,371	91,821,054	—	379,871	91,441,183
Other financial assets	a	2,764,315	2,760,963	—	2,594,415	166,548

Financial liabilities:
Deposits:
Non-interest-bearing deposits, demand deposits and deposits at notice	c	¥75,198,427	¥75,199,277	¥—	¥75,199,277	¥—
Other deposits	c	50,742,370	50,753,241	—	50,753,241	—
Call money and bills sold:
Call money	c	1,220,456	1,220,455	—	1,220,455	—
Bills sold	c	—	—	—	—	—
Repurchase agreements and cash collateral on securities lent	c	6,839,474	6,839,474	—	6,839,474	—
Borrowings	c	9,914,129	10,058,456	—	10,052,176	6,280
Debt securities in issue	c	10,829,612	11,042,995	—	10,993,728	49,267
Other financial liabilities	c	5,935,511	5,935,212	—	5,791,251	143,961

Notes:

a.	(i)	The carrying amounts of deposits with banks without maturity and loans with no specified repayment dates represent a reasonable estimate of fair value, considering the nature of these financial instruments.
	(ii)	Financial assets with a remaining maturity of six months or less: The carrying amounts represent a reasonable estimate of fair value.
	(iii)	Financial assets with a remaining maturity of more than six months: Except for impaired loans and advances, the fair values are mostly determined using discounted cash flow models taking into account certain factors including counterparties’ credit ratings, pledged collateral, and market interest rates. The fair values of impaired loans and advances are generally determined by discounting the estimated future cash flows over the time period they are expected to be recovered, and may be based on the appraisal value of underlying collateral as appropriate.
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

The following tables present the information about the impact of offsetting of financial assets and liabilities in the consolidated statement of financial position in accordance with the criteria described in Note 2 “Summary of Significant Accounting Policies,” as well as the impact of netting of financial instruments that are subject to enforceable master netting arrangements or similar agreements but do not qualify for the offsetting criteria at March 31, 2017 and 2016.

	At March 31, 2017
	Gross amounts of recognized financial assets and liabilities	Gross amounts offset in statement of financial position(1)	Net amounts presented in statement of financial position	Related amounts not offset in statement of financial position(2)		Net amounts
				Financial instruments(3)	Cash collateral
	(In millions)
Financial assets(4):
Reverse repurchase agreements and cash collateral on securities borrowed	¥9,660,288	¥(735,903)	¥8,924,385	¥(8,889,400)	¥—	¥34,985
Derivative financial instruments	5,178,409	(1,114,427)	4,063,982	(2,227,109)	(318,106)	1,518,767

Total	¥14,838,697	¥(1,850,330)	¥12,988,367	¥(11,116,509)	¥(318,106)	¥1,553,752

Financial liabilities(4):
Repurchase agreements and cash collateral on securities lent	¥10,160,409	¥(735,903)	¥9,424,506	¥(9,410,305)	¥—	¥14,201
Derivative financial instruments	5,178,911	(1,289,217)	3,889,694	(2,208,039)	(719,483)	962,172

Total	¥15,339,320	¥(2,025,120)	¥13,314,200	¥(11,618,344)	¥(719,483)	¥976,373

	At March 31, 2016
	Gross amounts of recognized financial assets and liabilities	Gross amounts offset in statement of financial position(1)	Net amounts presented in statement of financial position	Related amounts not offset in statement of financial position(2)		Net amounts
				Financial instruments(3)	Cash collateral
	(In millions)
Financial assets(4):
Reverse repurchase agreements and cash collateral on securities borrowed	¥8,467,868	¥(231,352)	¥8,236,516	¥(8,226,208)	¥—	¥10,308
Derivative financial instruments	6,826,303	(1,535,478)	5,290,825	(3,098,883)	(367,063)	1,824,879

Total	¥15,294,171	¥(1,766,830)	¥13,527,341	¥(11,325,091)	¥(367,063)	¥1,835,187

Financial liabilities(4):
Repurchase agreements and cash collateral on securities lent	¥7,070,826	¥(231,352)	¥6,839,474	¥(6,830,800)	¥—	¥8,674
Derivative financial instruments	6,671,250	(1,585,167)	5,086,083	(3,102,895)	(656,294)	1,326,894

Total	¥13,742,076	¥(1,816,519)	¥11,925,557	¥(9,933,695)	¥(656,294)	¥1,335,568

(1)	Amounts offset for derivative financial instruments include cash collateral.
(2)	The amounts of financial instruments and cash collateral have been limited to the net amounts presented in the consolidated statement of financial position so as not to include any over-collateralization.
(3)	Financial instruments include non-cash collateral at fair value.
(4)	Financial assets and liabilities include amounts that are both subject to and not subject to enforceable master netting arrangements or similar agreements.

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

On April 1, 2017, the SMFG Group introduced Group-wide business units and a Group Chief Officers system (“CxO system”). In addition, the SMFG Group transitioned to a company with three statutory committees: a nominating committee, an audit committee and a compensation committee from a board of corporate auditors governance system, following approval at its ordinary general meeting of shareholders held on June 29, 2017. In connection with the foregoing, the SMFG Group changed its risk management system, including by introducing a Group Chief Risk Officer who reports to the board of directors and its internal committees and conducting various meetings for business executions to centrally identify and manage risks. The following information regarding the SMFG Group’s risk management system is presented as of March 31, 2017. The SMFG Group will disclose its risk management system information in accordance with the new structure beginning with the fiscal year ending March 31, 2018.

Risk Management System

The SMFG Group has established a basic approach to be employed in risk management, which is included in the manual entitled Policies on Comprehensive Risk Management. The fundamental principles are as follows:

•

Risk management on a Group-wide basis. Various risks taken at the SMFG Group companies are managed on a consolidated basis according to the nature of each company’s business and significance, in conformity with the relevant laws and regulations.

•	Risk management based on quantification. The risks are quantitatively managed according to the relevant risk characteristics after specifying the scope of quantification.

•	Ensuring consistency with the business strategy. Risk management is to be consistent with the business strategy.

•	System for check and balance. A risk management framework is developed to ensure effective check and balance function for business operations.

•

Measures for emergencies and critical situations. Necessary measures are developed by assuming situations and scenarios as to materialization of risk which would have a significant impact on the business and financial management of the SMFG Group.

•	Verification of the actual situation. The actual risk management process is verified by the Internal Audit Unit.

Reflecting the importance of risk management, top management plays an active role in the process. The Group-wide basic policies for risk management are determined by the Management Committee before being authorized by the board of directors.

In line with the Group-wide basic policies for risk management, the functions for managing major risks are consolidated at the Corporate Risk Management Department, and the SMFG Group seeks to refine its risk management system by means such as across-the-board reviews for each risk category. In addition, the Internal Audit Unit audits risk management to verify whether the system is working properly.

Risk management systems are in place at the individual SMFG Group companies for their particular businesses in accordance with the basic policies. At SMBC, for example, specific departments have been appointed for risks associated with settlement in addition to the overall handling of such categories as credit and market risk. Each risk category is managed in accordance with its particular characteristics.

The diagram below represents the risk management system of the SMFG Group and SMBC.

Risk Capital Management

In managing the risk categories shared by the SMFG Group as a whole, the SMFG Group applies a uniform standard, risk capital based on VaR. This measurement is applied to credit, market, and operational risk, taking account of each risk’s particular characteristics and individual SMFG Group company business characteristics, and used to set upper limits within the scope of the SMFG Group’s resources (capital). Risk capital is also used in optimizing capital allocation on a SMFG Group consolidated basis.

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

Maximum exposure to credit risk before collateral held or other credit enhancements

The following table shows the maximum exposure to credit risk before taking into account any collateral held or other credit enhancements at March 31, 2017 and 2016.

	At March 31,
	2017	2016
	(In millions)
Credit risk exposures relating to assets on the consolidated statement of financial position:
Deposits with banks	¥46,207,027	¥42,179,465
Call loans and bills bought	1,872,209	1,291,366
Reverse repurchase agreements and cash collateral on securities borrowed	8,924,385	8,236,516
Trading assets	3,339,928	3,174,309
Derivative financial instruments	4,063,982	5,290,825
Financial assets at fair value through profit or loss	1,582,957	1,582,571
Investment securities:
Held-to-maturity investments	1,173,419	2,267,542
Available-for-sale financial assets	12,123,770	12,349,910
Loans and advances	95,273,845	88,862,371
Other financial assets	3,424,591	2,764,315
Credit risk exposures relating to off-balance sheet items(1):
Loan commitments	62,357,210	58,026,597
Financial guarantees and other credit-related contingent liabilities	7,924,711	7,349,903

Total	¥248,268,034	¥233,375,690

(1)	The off-balance sheet items represent the nominal amounts of undrawn loan commitments, financial guarantees and other credit-related contingent liabilities.

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

The SMFG Group’s credit risk management is mainly based on an analysis of the repayment ability from the cash flows of the borrower’s business performance, and the collateral and other credit enhancements are considered as secondary repayment sources in the SMFG Group’s business practice. At the time of the primary lending decision, the SMFG Group evaluates the collateral on an individual borrower basis to consider its financial effect for mitigating credit risk. The re-evaluation of the collateral and other credit enhancements will be performed regularly, depending on the borrower’s creditworthiness. In case there is a significant change in the borrower’s repayment ability due to a deterioration in its creditworthiness and/or its cash flows, the SMFG Group may utilize the collateral and other credit enhancements as a source of repayment.

The following table shows the financial effect of collateral and other credit enhancements on loans and advances for borrowers requiring caution and impaired loans and advances at March 31, 2017 and 2016. The maximum collateral amounts included in the disclosure are limited to the carrying value of loans and advances where the credit exposure is over-collateralized.

	At March 31,
	2017	2016
	(In millions)
Loans and advances for borrowers requiring caution and impaired loans and advances	¥3,212,447	¥3,436,118
Financial effect of collateral and other credit enhancements	1,422,996	1,539,900

Concentration of risks of loans and advances with credit risk exposure

An analysis of concentrations of credit risk from loans and advances by geographical sector and industry sector at March 31, 2017 and 2016 is shown below. The concentration by geographical sector is measured based on the domicile of the borrower.

Geographical sector

	At March 31,
	2017	2016
	(In millions)
Domestic	¥68,020,094	¥63,203,919
Foreign:
Americas	11,417,162	10,722,157
Europe	5,031,197	4,982,442
Asia	8,412,109	7,603,424
Others	3,310,164	3,286,103

Total foreign	28,170,632	26,594,126

Gross loans and advances	96,190,726	89,798,045
Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net	(236,425)	(212,957)
Less: Allowance for loan losses	(680,456)	(722,717)

Net loans and advances	¥95,273,845	¥88,862,371

Industry sector

	At March 31,
	2017	2016
	(In millions)
Domestic:
Manufacturing	¥9,578,147	¥8,298,576
Agriculture, forestry, fisheries and mining	174,021	184,314
Construction	1,151,989	1,169,900
Transportation, communications and public enterprises	5,365,225	5,258,899
Wholesale and retail	5,721,005	5,548,103
Finance and insurance	2,844,546	2,684,865
Real estate and goods rental and leasing	10,101,846	9,587,757
Services	4,885,247	4,960,352
Municipalities	1,216,211	1,374,306
Lease financing	2,706,641	2,212,048
Consumer(1)	19,096,755	18,935,521
Others	5,178,461	2,989,278

Total domestic	68,020,094	63,203,919

Foreign:
Public sector	299,746	236,290
Financial institutions	4,588,001	4,067,764
Commerce and industry	21,041,905	20,451,545
Lease financing	404,658	357,072
Others	1,836,322	1,481,455

Total foreign	28,170,632	26,594,126

Gross loans and advances	96,190,726	89,798,045
Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net	(236,425)	(212,957)
Less: Allowance for loan losses	(680,456)	(722,717)

Net loans and advances	¥95,273,845	¥88,862,371

(1)	The balance in Consumer mainly consists of housing loans. The housing loan balances amounted to ¥13,766,771 million and ¥13,984,755 million at March 31, 2017 and 2016, respectively.

The following tables show a disaggregation of the structured finance loans and advances balances, where the repayment source is limited to the cash flows generated by a particular business or asset, and the balances of secured or unsecured consumer loans at March 31, 2017 and 2016. These loans and advances are included in the preceding tables.

Structured finance:

	At March 31,
	2017	2016
	(In millions)
Real estate finance	¥2,222,530	¥1,971,892
Project finance	3,859,424	3,326,624
Other structured finance	370,160	360,583

Total structured finance	¥6,452,114	¥5,659,099

Consumer:

	At March 31,
	2017	2016
	(In millions)
Secured loans(1)	¥14,994,042	¥15,100,882
Unsecured loans	4,102,713	3,834,639

Total consumer	¥19,096,755	¥18,935,521

(1)	The secured loans and advances mainly represent housing loans. The housing loan balances amounted to ¥13,766,771million and ¥13,984,755 million at March 31, 2017 and 2016, respectively.

Loans and advances by credit quality category

Loans and advances are summarized as follows:

	At March 31,
	2017	2016
	(In millions)
Neither past due nor impaired	¥94,825,134	¥88,300,045
Past due but not impaired	136,904	145,413
Impaired(1)	1,228,688	1,352,587

Gross loans and advances	96,190,726	89,798,045
Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net	(236,425)	(212,957)
Less: Allowance for loan losses	(680,456)	(722,717)

Net loans and advances	¥95,273,845	¥88,862,371

(1)	Loans and advances to borrowers who are classified in the borrower categories of substandard borrowers, potentially bankrupt borrowers, effectively bankrupt borrowers, and bankrupt borrowers described in the obligor grading system represent impaired loans and advances.

Loans and advances neither past due nor impaired

The following tables show the credit quality of the portfolio of loans and advances that were neither past due nor impaired, by geography and by industry based on the corporate obligor grading system of SMBC at March 31, 2017 and 2016. Since the internal rating system of SMBC’s consumer portfolio differs from the corporate obligor grading system, the balances of loans and advances to consumers are included in the grade category of “Other.” Additionally, as the SMFG Group’s subsidiaries are adopting various internal rating systems which differ from SMBC, the grade category of “Other” also includes some balances of loans and advances held by those subsidiaries.

	At March 31, 2017
	Normal				Requiring Caution
	J 1-3	J 4-6	Japanese government and local municipal corporations	Other	J 7	Other	Total
	(In millions)
Domestic:
Manufacturing	¥5,220,451	¥2,294,471	¥—	¥1,528,465	¥371,365	¥34,956	¥9,449,708
Agriculture, forestry, fisheries and mining	111,241	45,573	500	5,955	7,905	588	171,762
Construction	271,321	479,408	—	323,281	33,050	16,279	1,123,339
Transportation, communications and public enterprises	3,000,896	1,805,631	129,708	317,943	58,684	18,869	5,331,731
Wholesale and retail	2,182,359	2,483,635	—	733,264	155,778	36,234	5,591,270
Finance and insurance	1,897,381	346,939	3,243	575,688	1,344	15,702	2,840,297
Real estate and goods rental and leasing	5,188,687	3,028,913	35,078	1,496,839	99,237	104,524	9,953,278
Services	1,552,427	2,350,110	34,826	690,201	97,651	45,520	4,770,735
Municipalities	—	—	1,042,346	157,144	—	16,721	1,216,211
Lease financing	—	—	—	2,610,519	—	87,533	2,698,052
Consumer(1)	—	146	—	18,470,768	3,012	183,247	18,657,173
Others	53,091	2,090,278	2,298,829	590,353	94,415	6,101	5,133,067

Total domestic	19,477,854	14,925,104	3,544,530	27,500,420	922,441	566,274	66,936,623

	G 1-3	G 4-6	—	Other	G 7	Other	Total
Foreign:
Public sector	220,796	72,198	—	6,516	—	211	299,721
Financial institutions	2,586,295	431,372	—	1,538,913	—	24,481	4,581,061
Commerce and industry	14,068,055	2,546,812	—	3,778,524	306,315	106,831	20,806,537
Lease financing	24,592	—	—	355,141	—	12,763	392,496
Others	1,219,303	181,808	—	386,418	10,914	10,253	1,808,696

Total foreign	18,119,041	3,232,190	—	6,065,512	317,229	154,539	27,888,511

Total	¥37,596,895	¥18,157,294	¥3,544,530	¥33,565,932	¥1,239,670	¥720,813	¥94,825,134

(1)	The balance in the grade category of “Other” in Consumer includes housing loans, which amounted to ¥13,519,680 million and ¥70,963 million for the borrower category of Normal and Requiring Caution, respectively.

	At March 31, 2016
	Normal				Requiring Caution
	J 1-3	J 4-6	Japanese government and local municipal corporations	Other	J 7	Other	Total
	(In millions)
Domestic:
Manufacturing	¥4,079,745	¥2,312,983	¥—	¥1,482,203	¥249,514	¥30,678	¥8,155,123
Agriculture, forestry, fisheries and mining	120,102	40,283	1,836	4,773	13,935	488	181,417
Construction	256,807	486,372	—	340,084	40,480	15,971	1,139,714
Transportation, communications and public enterprises	2,806,799	1,854,794	130,276	331,062	69,273	18,964	5,211,168
Wholesale and retail	2,100,074	2,339,099	—	762,215	148,212	33,427	5,383,027
Finance and insurance	1,771,768	344,988	3,777	541,677	1,192	12,959	2,676,361
Real estate and goods rental and leasing	4,835,253	2,931,969	60,172	1,379,394	123,198	97,519	9,427,505
Services	1,205,281	2,389,434	368,595	675,641	124,808	42,776	4,806,535
Municipalities	—	—	1,196,218	162,416	—	15,672	1,374,306
Lease financing	—	—	—	2,175,270	—	20,149	2,195,419
Consumer(1)	—	—	—	18,262,468	3,706	205,149	18,471,323
Others	75,001	2,054,174	240,406	430,588	134,481	2,130	2,936,780

Total domestic	17,250,830	14,754,096	2,001,280	26,547,791	908,799	495,882	61,958,678

	G 1-3	G 4-6	—	Other	G 7	Other	Total
Foreign:
Public sector	186,590	43,537	—	5,786	—	346	236,259
Financial institutions	2,336,134	265,339	—	1,430,931	—	26,149	4,058,553
Commerce and industry	13,183,703	2,299,987	—	4,132,695	452,172	160,373	20,228,930
Lease financing	—	—	—	333,664	—	12,138	345,802
Others	961,363	176,170	—	317,251	5,496	11,543	1,471,823

Total foreign	16,667,790	2,785,033	—	6,220,327	457,668	210,549	26,341,367

Total	¥33,918,620	¥17,539,129	¥2,001,280	¥32,768,118	¥1,366,467	¥706,431	¥88,300,045

(1)	The balance in the grade category of “Other” in Consumer includes housing loans, which amounted to ¥13,679,846 million and ¥87,006 million for the borrower category of Normal and Requiring Caution, respectively.

Loans and advances past due but not impaired

The SMFG Group assesses the credit quality of loans and advances taking into account past due information on a borrower basis, and does not comprehensively collate the data related to the age analysis of loans and advances that were past due but not impaired on an individual basis. The aggregate balances of loans and advances of borrowers with one or more facilities, where any of the facilities are past due for less than three months but not impaired as at March 31, 2017 and 2016 were ¥167,159 million and ¥173,749 million, respectively. Those aggregate balances therefore include individual loans and advances which are not past due. Thus, in the tables below, the SMFG Group provides the amount of loans and advances where the final payment at contractual maturity is past due, by geography and by industry, at March 31, 2017 and 2016. For reference, since all the loans and advances that are past due over three months are treated as impaired, those loans and advances are not included in the tables below.

	At March 31, 2017
	Past due up to 1 month	Past due 1-2 months	Past due 2-3 months	Total
	(In millions)
Domestic:
Manufacturing	¥701	¥153	¥4	¥858
Agriculture, forestry, fisheries and mining	8	—	—	8
Construction	423	118	27	568
Transportation, communications and public enterprises	612	2	—	614
Wholesale and retail	5,436	1,345	235	7,016
Finance and insurance	59	55	—	114
Real estate and goods rental and leasing	832	164	56	1,052
Services	1,421	306	212	1,939
Lease financing	523	51	46	620
Consumer	41,103	12,508	22,666	76,277
Others	3,617	—	531	4,148

Total domestic	54,735	14,702	23,777	93,214

Foreign:
Financial institutions	2,313	234	2,022	4,569
Commerce and industry	17,326	8,418	9,641	35,385
Others	1,822	1,293	621	3,736

Total foreign	21,461	9,945	12,284	43,690

Total	¥76,196	¥24,647	¥36,061	¥136,904

	At March 31, 2016
	Past due up to 1 month	Past due 1-2 months	Past due 2-3 months	Total
	(In millions)
Domestic:
Manufacturing	¥889	¥70	¥20	¥979
Agriculture, forestry, fisheries and mining	47	—	—	47
Construction	598	276	40	914
Transportation, communications and public enterprises	428	7	2	437
Wholesale and retail	3,419	399	55	3,873
Finance and insurance	161	35	—	196
Real estate and goods rental and leasing	472	288	907	1,667
Services	3,557	323	136	4,016
Lease financing	321	10	47	378
Consumer	43,644	14,159	20,505	78,308
Others	2	12	—	14

Total domestic	53,538	15,579	21,712	90,829

Foreign:
Financial institutions	600	2,176	3,915	6,691
Commerce and industry	7,925	2,031	33,987	43,943
Others	2,249	1,242	459	3,950

Total foreign	10,774	5,449	38,361	54,584

Total	¥64,312	¥21,028	¥60,073	¥145,413

Impaired loans and advances

The following table shows the impaired loans and advances, by geography and by industry, at March 31, 2017 and 2016.

	At March 31,
	2017	2016
	(In millions)
Domestic:
Manufacturing	¥ 127,581	¥ 142,474
Agriculture, forestry, fisheries and mining	2,251	2,850
Construction	28,082	29,272
Transportation, communications and public enterprises	32,880	47,294
Wholesale and retail	122,719	161,203
Finance and insurance	4,135	8,308
Real estate and goods rental and leasing	147,516	158,585
Services	112,573	149,801
Lease financing	7,969	16,251
Consumer	363,305	385,890
Others	41,246	52,484

Total domestic	990,257	1,154,412

Foreign:
Public sector	25	31
Financial institutions	2,371	2,520
Commerce and industry	199,983	178,672
Lease financing	12,162	11,270
Others	23,890	5,682

Total foreign	238,431	198,175

Total impaired loans and advances before allowance for loan losses	1,228,688	1,352,587

Less: Allowance for loan losses for impaired loans and advances	(532,451)	(613,510)

Net impaired loans and advances	¥696,237	¥739,077

Renegotiated loans and advances

The following table shows loans and advances at March 31, 2017 and 2016 that would otherwise be past due or impaired, but whose terms have been renegotiated without providing any financial concessions. These loans and advances are mainly classified as requiring caution in the table of “Loans and advances neither past due nor impaired” in the section “Loans and advances by credit quality category.”

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

	At March 31,
	2017	2016
	(In millions)
Renegotiated loans and advances	¥ 463,092	¥ 516,434

Trading assets and investment securities

The following table shows an analysis of trading assets, financial assets at fair value through profit or loss, held-to-maturity investments and available-for-sale financial assets based on the external rating system at March 31, 2017 and 2016, excluding equity instruments. Collateral is generally not obtained directly from the issuers.

	At March 31, 2017
	Trading assets	Financial assets at fair value through profit or loss	Held-to-maturity investments	Available-for-sale financial assets	Total
	(In millions)
AAA	¥242,240	¥—	¥—	¥4,666,664	¥4,908,904
AA- to AA+	2,803,467	1,570,904	1,173,419	6,822,953	12,370,743
A- to A+	236,348	—	—	132,943	369,291
Lower than A-	39,380	—	—	482,097	521,477
Unrated	18,493	12,053	—	19,113	49,659

Total	¥3,339,928	¥1,582,957	¥1,173,419	¥12,123,770	¥18,220,074

Impaired available-for-sale financial assets with a carrying amount of ¥526 million at March 31, 2017 are included in the table above.

	At March 31, 2016
	Trading assets	Financial assets at fair value through profit or loss	Held-to-maturity investments	Available-for-sale financial assets	Total
	(In millions)
AAA	¥380,538	¥—	¥—	¥3,849,722	¥4,230,260
AA- to AA+	2,543,308	1,570,904	2,267,542	7,869,813	14,251,567
A- to A+	188,014	—	—	122,019	310,033
Lower than A-	58,580	—	—	481,594	540,174
Unrated	3,869	11,667	—	26,762	42,298

Total	¥3,174,309	¥1,582,571	¥2,267,542	¥12,349,910	¥19,374,332

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

Liquidity risk is defined as the uncertainty around the ability to meet debt obligations without incurring unacceptably large losses. An example of such risk is the possible inability to meet current and future cash flow/ collateral needs, both expected and unexpected. In such cases, the SMFG Group may be required to raise funds at less than favorable rates or be unable to raise sufficient funds for settlement. The purpose of liquidity risk management is to ensure that the SMFG Group is in a position to address its liquidity obligations through monitoring the liquidity gap between assets and liabilities, and maintaining highly liquid supplementary funding resources.

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

This method is reviewed periodically and refined, if necessary.

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

(a)	VaR for Trading Activity

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the fiscal year ended March 31, 2017:
SMBC Consolidated
Maximum	¥19.2	¥3.1	¥5.3	¥2.5	¥22.6
Minimum	1.5	1.0	0.3	1.2	3.9
Daily average	8.1	1.7	1.8	1.7	11.8
At March 31, 2017	1.9	1.2	0.4	1.7	3.9
SMFG Consolidated
Maximum	¥27.9	¥3.9	¥5.8	¥2.5	¥34.0
Minimum	10.3	1.2	1.1	1.2	13.1
Daily average	16.1	1.9	3.1	1.7	21.4
At March 31, 2017	16.7	1.6	4.2	1.7	23.6

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the fiscal year ended March 31, 2016:
SMBC Consolidated
Maximum	¥15.8	¥3.7	¥5.9	¥1.7	¥21.4
Minimum	6.3	0.3	0.5	0.8	8.6
Daily average	10.0	1.4	1.8	1.2	13.3
At March 31, 2016	7.6	1.1	1.1	1.3	10.4
SMFG Consolidated
Maximum	¥16.5	¥3.7	¥6.2	¥1.7	¥22.5
Minimum	7.0	0.3	0.7	0.8	9.6
Daily average	10.6	1.4	2.0	1.2	14.2
At March 31, 2016	8.1	1.1	1.2	1.3	11.0

(1)	Total for “Maximum,” “Minimum,” and “Daily average” represent the maximum, minimum and daily average of the total of the trading book. For certain subsidiaries, the SMFG Group employs the standardized method and/or the historical simulation method for the VaR calculation method.

(b)	VaR for Non-Trading Activity

(i)	Banking

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the fiscal year ended March 31, 2017:
SMBC Consolidated
Maximum	¥34.2	¥0.0	¥38.9	¥0.0	¥49.9
Minimum	23.2	0.0	24.7	0.0	37.8
Daily average	27.0	0.0	32.1	0.0	43.0
At March 31, 2017	27.4	0.0	34.2	0.0	44.1
SMFG Consolidated
Maximum	¥37.3	¥0.0	¥38.9	¥0.0	¥53.2
Minimum	26.4	0.0	24.8	0.0	40.2
Daily average	30.0	0.0	32.2	0.0	46.1
At March 31, 2017	30.6	0.0	34.3	0.0	47.4

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the fiscal year ended March 31, 2016:
SMBC Consolidated
Maximum	¥26.2	¥0.0	¥34.5	¥0.0	¥48.0
Minimum	13.8	0.0	17.4	0.0	23.1
Daily average	20.0	0.0	28.7	0.0	37.8
At March 31, 2016	18.3	0.0	27.4	0.0	33.6
SMFG Consolidated
Maximum	¥26.9	¥0.0	¥34.6	¥0.0	¥48.9
Minimum	14.1	0.0	17.5	0.0	23.5
Daily average	20.8	0.0	28.7	0.0	38.7
At March 31, 2016	18.7	0.0	27.5	0.0	34.0

(1)	Total for “Maximum,” “Minimum,” and “Daily average” represent the maximum, minimum and daily average of the total of the banking book.

(ii)	Strategic Equity Investment

Equities risk
(In billions)
For the fiscal year ended March 31, 2017:
SMBC Consolidated
Maximum	¥1,421.0
Minimum	1,146.2
Daily average	1,303.7
At March 31, 2017	1,361.8

SMFG Consolidated
Maximum	¥1,603.9
Minimum	1,272.8
Daily average	1,460.5
At March 31, 2017	1,544.5

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

In the event the economic value of a bank declines by more than 20% of total capital as a result of interest rate shocks, that bank would fall into the category of “outlier bank,” as stipulated under Pillar 2 of the Basel Capital Accord. This ratio, known as the outlier ratio, was 1.9% for SMBC on a consolidated basis at March 31, 2017, substantially below the 20% criterion. The decline in economic value based on the outlier framework of SMBC on a consolidated basis is shown in the following table.

	At March 31,
	2017	2016
	(In billions, except percentages)
SMBC Consolidated
Total	¥192.3	¥208.2
Impact of yen interest rates	79.2	41.2
Impact of U.S. dollar interest rates	85.4	109.8
Impact of euro interest rates	14.0	40.1
Percentage of total capital	1.9%	2.0%

Note:	Decline in economic value is the decline of the present value of a banking portfolio after interest rate shocks (1st and 99th percentile of observed interest rate changes using a one-year holding period and an observation period of five years).

(b)	Foreign exchange risk

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

Maturity analysis of financial liabilities at March 31, 2017 and 2016

The following tables show a maturity analysis of the contractual undiscounted cash flows for financial liabilities at March 31, 2017 and 2016. The amount of interest on debt instruments is not included in the maturity tables below due to its insignificance.

	At March 31, 2017
	On demand	Not later than three months	Later than three months and not later than one year	Later than one year and not later than three years	Later than three years and not later than five years	Later than five years	Total
	(In millions)
Non-derivative financial instruments:
Deposits	¥76,476,402	¥32,358,045	¥16,420,032	¥3,303,700	¥961,405	¥755,341	¥130,274,925
Call money and bills sold	30,563	2,052,776	362	4,319	—	—	2,088,020
Repurchase agreements and cash collateral on securities lent	1,902	9,414,026	8,578	—	—	—	9,424,506
Trading liabilities	2,071,584	—	—	—	—	—	2,071,584
Borrowings	69,370	926,538	6,960,401	868,247	949,406	2,364,402	12,138,364
Debt securities in issue	—	3,205,952	1,422,649	1,527,880	2,213,439	2,806,492	11,176,412
Lease payable	—	7,042	20,859	48,550	30,408	6,129	112,988
Other financial liabilities	2,223,233	4,863,181	11,397	14,966	12,458	75,902	7,201,137
Off balance sheet items:
Loan commitments	62,357,210	—	—	—	—	—	62,357,210
Financial guarantee contracts	7,924,711	—	—	—	—	—	7,924,711

Total non-derivative financial instruments	¥151,154,975	¥52,827,560	¥24,844,278	¥5,767,662	¥4,167,116	¥6,008,266	¥244,769,857

Derivative financial instruments	¥3,889,694	¥—	¥—	¥—	¥—	¥—	¥3,889,694

	At March 31, 2016
	On demand	Not later than three months	Later than three months and not later than one year	Later than one year and not later than three years	Later than three years and not later than five years	Lather than five years	Total
	(In millions)
Non-derivative financial instruments:
Deposits	¥70,422,036	¥34,168,661	¥15,628,231	¥3,914,994	¥864,321	¥918,857	¥125,917,100
Call money and bills sold	28,646	1,188,985	1,566	1,259	—	—	1,220,456
Repurchase agreements and cash collateral on securities lent	1,501	6,795,980	41,993	—	—	—	6,839,474
Trading liabilities	2,197,673	—	—	—	—	—	2,197,673
Borrowings	41,248	3,466,175	2,414,475	829,855	757,557	2,297,931	9,807,241
Debt securities in issue	—	3,943,641	1,203,832	1,693,961	1,504,307	2,503,234	10,848,975
Lease payable	—	6,161	18,212	42,598	33,324	9,710	110,005
Other financial liabilities	1,898,916	3,924,652	17,561	16,148	13,624	64,610	5,935,511
Off balance sheet items:
Loan commitments	58,026,597	—	—	—	—	—	58,026,597
Financial guarantee contracts	7,349,903	—	—	—	—	—	7,349,903

Total non-derivative financial instruments	¥139,966,520	¥53,494,255	¥19,325,870	¥6,498,815	¥3,173,133	¥5,794,342	¥228,252,935

Derivative financial instruments	¥5,086,083	¥—	¥—	¥—	¥—	¥—	¥5,086,083

Notes:

1.	Embedded derivatives which are separately accounted for, but presented together with the host contract in the consolidated statement of financial position are not included in the contractual tables above as they relate to the interest cash flow of the host contract, which are also not included in the tables above.
2.	Derivative financial instruments are recorded at fair value and included in the column “On demand.” These instruments are not used for hedging under IAS 39 and the fair value represents the cash flow on demand.

Balance of loans and advances, and deposits at March 31, 2017 and 2016

The following table presents the balance of loans and advances, and deposits at March 31, 2017 and 2016. The balance of deposits, which was mainly composed of individual customer deposits at March 31, 2017 and 2016, exceeded the balance of loans and advances at the same time due to the stable deposit base in Japan.

	At March 31,
	2017	2016
	(In millions)
Loans and advances	¥95,273,845	¥88,862,371
Deposits	130,295,290	125,940,797

The following table presents a breakdown of deposits by domestic and foreign offices. Domestic inter-bank money was classified as “Call money and bills sold” and not included in “Deposits” in the consolidated statement of financial position. Over half of domestic deposits was composed of individual customer deposits.

	At March 31,
	2017	2016
	(In millions)
Domestic offices:
Non-interest-bearing demand deposits	¥18,737,973	¥17,566,123
Interest-bearing demand deposits	48,879,089	44,975,104
Deposits at notice	1,066,201	874,581
Time deposits	22,269,409	22,921,709
Negotiable certificates of deposit	6,021,236	6,451,869
Others	7,290,869	7,242,800

Total domestic offices	104,264,777	100,032,186

Foreign offices:
Non-interest-bearing demand deposits	1,115,579	1,097,531
Interest-bearing demand deposits	2,402,906	1,865,098
Deposits at notice	9,264,068	8,819,990
Time deposits	7,256,466	6,222,716
Negotiable certificates of deposit	5,859,702	7,797,966
Others	131,792	105,310

Total foreign offices	26,030,513	25,908,611

Total deposits	¥130,295,290	¥125,940,797

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

These capital reforms increase the minimum common equity requirement from 2% to 4.5% and require banks to hold a capital conservation buffer, which started to be phased in from January 2016 with the initial ratio of 0.625% and will reach 2.5% by January 2019, to withstand future periods of stress, bringing the total common equity requirement to 7%. The Tier 1 capital requirement will also be increased from 4% to 6%, resulting in a total requirement of 8.5% when combined with the above-mentioned conservation buffer. The total capital requirement remains at the existing level of 8% but will increase to 10.5% by January 2019 due to the capital conservation buffer. Furthermore, a countercyclical buffer within a range of 0% to 2.5% of common equity or other fully loss-absorbing capital has been implemented according to national circumstances. The Group of Central Bank Governors and Heads of Supervision also agreed on transitional arrangements for implementing the new requirements.

In addition to the above-mentioned minimum capital requirements and capital buffer requirements under Basel III, organizations identified by the Financial Stability Board (“FSB”) as Global Systemically Important Banks (“G-SIBs”), which includes the SMFG Group, are required to maintain an additional 1% to 2.5% of Common Equity Tier 1 capital as a percentage of risk-weighted assets, which is commonly referred to as the G-SIB capital surcharge, based on the organization’s size, interconnectedness, substitutability, complexity and cross-jurisdictional activity as determined by the FSB. The amount of G-SIB capital surcharge that applies to the SMFG Group based on the FSB’s determination will be 1% of risk-weighted assets when the requirements are fully applied from 2019. Under the phase-in arrangement for the G-SIB capital surcharge, the SMFG Group is currently required to maintain 0.5% of Common Equity Tier 1 capital as a percentage of risk-weighted assets.

To reflect the Basel III framework, the FSA changed its capital adequacy guidelines. Under the FSA capital adequacy guidelines, the new capital requirements are being phased in from March 31, 2013 through March 31, 2019. The minimum Common Equity Tier 1 capital requirement and Tier 1 capital requirement have been 4.5% and 6%, respectively since March, 2015. The capital conservation buffer, countercyclical buffer and the G-SIB capital surcharge started to be phased in from March 31, 2016 under the FSA capital adequacy guidelines.

In accordance with the changes of the FSA capital adequacy guidelines, the SMFG Group changed its classification of capital into three tiers, referred to as Common Equity Tier 1 capital, Additional Tier 1 capital and Tier 2 capital as follows:

Common Equity Tier 1 capital consists primarily of capital stock, capital surplus and retained earnings relating to common shares, and non-controlling interests that meet the criteria for inclusion in Common Equity Tier 1 capital.

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

Regulatory capital

The table below presents the SMFG Group’s total capital ratio, total capital and risk-weighted assets under Japanese GAAP at March 31, 2017 and 2016 based on the Basel III rules.

	At March 31,
	2017	2016
	(In billions, except percentages)
SMFG Consolidated:
Total risk-weighted capital ratio	16.93%	17.02%
Tier 1 risk-weighted capital ratio	14.07%	13.68%
Common Equity Tier 1 risk-weighted capital ratio	12.17%	11.81%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥11,973.7	¥11,235.9
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	9,946.2	9,031.7
Common Equity Tier 1 capital	8,608.5	7,796.5
Risk-weighted assets	70,683.5	66,011.6
The amount of minimum total capital requirements(1)	5,654.7	5,280.9

(1)	The amount of minimum total capital requirements is calculated by multiplying risk-weighted assets by 8%.

46	RELATED-PARTY TRANSACTIONS

Transactions with Related Parties

The SMFG Group considers that its related parties include subsidiaries, associates, joint ventures, key management personnel and close family members of key management personnel. Any transactions between the SMFG Group and its subsidiaries meet the definition of related-party transactions. However, because these transactions are eliminated on consolidation, they are not disclosed as related-party transactions. Transactions between the SMFG Group and its related parties are conducted on substantially the same terms as third-party transactions.

The transaction amounts included in the accounts, in aggregate, by category of related party were as follows:

Transactions with associates, joint ventures and other entities

	At March 31,
	2017	2016
	(In millions)
Assets:
Loans and advances	¥219,680	¥225,970
Others	13,807	7,931

Liabilities:
Deposits	¥143,801	¥273,636
Others	46,486	12,513

	For the fiscal year ended March 31,
	2017	2016	2015
	(In millions)
Income statement:
Income (interest income, fee and commission income, and others)	¥17,433	¥34,135	¥23,952
Expense (interest expense and others)	17,411	19,169	20,322

Financial guarantees issued by the SMFG Group for its associates at March 31, 2017 and 2016 were ¥63,597 million and ¥51,256 million, respectively.

Loan commitments to associates and joint ventures at March 31, 2017 and 2016 were ¥173,492 million and ¥134,198 million, respectively.

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

	At March 31,
	2017	2016
	(In millions)
Assets:
Loans and advances	¥29	¥31

Liabilities:
Deposits	¥2,878	¥1,828
Others	110	89

Compensation of Key Management Personnel

The following table presents the compensation expenses of key management personnel.

	For the fiscal year ended March 31,
	2017	2016	2015
	(In millions)
Short-term employee benefits	¥1,157	¥1,161	¥1,463
Share-based compensation	204	214	251

The details of the share-based compensation plan are described in Note 39 “Share-Based Payment.”

There were no post-employment benefits, other long-term benefits and termination benefits for the fiscal years ended March 31, 2017, 2016 and 2015.

47	PRINCIPAL SUBSIDIARIES

Principal Subsidiaries

The SMFG Group’s principal subsidiaries at March 31, 2017 are shown in the list below. The SMFG Group consolidates all entities that the SMFG Group controls. The SMFG Group controls an entity when the SMFG Group is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

Principal domestic subsidiaries

Company Name	Proportion of Ownership Interest(1)	Proportion of Voting Rights(1)		Main Business
	(%)	(%)
Sumitomo Mitsui Banking Corporation	100.0	100.0		Commercial banking
SMBC Trust Bank Ltd.	100.0	100.0		Trust banking
THE MINATO BANK, LTD.	6.0	46.4	(2)	Commercial banking
Kansai Urban Banking Corporation	59.9	60.1		Commercial banking
SMBC Guarantee Co., Ltd.	100.0	100.0		Credit guarantee
Sumitomo Mitsui Finance and Leasing Company, Limited	60.0	60.0		Leasing
SMFL Capital Company, Limited	100.0	100.0		Leasing
SMBC Nikko Securities Inc.	100.0	100.0		Securities
SMBC Friend Securities Co., Ltd.	100.0	100.0		Securities
Sumitomo Mitsui Card Company, Limited	65.9	65.9		Credit card
Cedyna Financial Corporation	100.0	100.0		Credit card and consumer credit
SMBC Consumer Finance Co., Ltd.	100.0	100.0		Consumer lending
Mobit Co., LTD.	100.0	100.0		Consumer lending
SMM Auto Finance, Inc.	51.0	51.0		Automobile sales financing
SMBC Finance Service Co., Ltd.	100.0	100.0		Collecting agent and factoring
The Japan Research Institute, Limited	100.0	100.0		System development, data processing, management consulting and economic research
Sumitomo Mitsui Asset Management Company, Limited	60.0	60.0		Investment advisory and investment trust management
SAKURA KCS Corporation	50.2	50.2		System engineering and data processing
Financial Link Co., Ltd.	100.0	100.0		Data processing service and consulting
SMBC Venture Capital Co., Ltd.	40.0	40.0		Venture capital
SMBC Consulting Co., Ltd.	100.0	100.0		Management consulting and information services
Japan Pension Navigator Co., Ltd.	69.7	69.7		Operational management of defined contribution pension plans

(1)	Percentages of proportion of ownership interest and proportion of voting rights have been truncated.
(2)	The SMFG Group has a 6.0% direct holding in THE MINATO BANK, LTD., and can control a further 40.4% of the voting rights held by SMBC’s retirement benefit trust under contractual agreements between SMBC and the retirement benefit trust.

Principal foreign subsidiaries

Company Name	Country of Incorporation	Proportion of Ownership Interest(1)	Proposition of Voting Rights(1)	Main Business
		(%)	(%)
Sumitomo Mitsui Banking Corporation Europe Limited	U.K.	100.0	100.0	Commercial banking
Sumitomo Mitsui Banking Corporation (China) Limited	China	100.0	100.0	Commercial banking
Manufacturers Bank	U.S.A.	100.0	100.0	Commercial banking
Banco Sumitomo Mitsui Brasileiro S.A	Brazil	100.0	100.0	Commercial banking
JSC Sumitomo Mitsui Rus Bank	Russia	100.0	100.0	Commercial banking
PT Bank Sumitomo Mitsui Indonesia	Indonesia	98.4	98.4	Commercial banking
Sumitomo Mitsui Banking Corporation Malaysia Berhad	Malaysia	100.0	100.0	Commercial banking
SMBC Leasing and Finance, Inc.	U.S.A.	100.0	100.0	Leasing
SMBC Aviation Capital Limited	Ireland	90.0	90.0	Leasing
SMBC Nikko Securities America, Inc.	U.S.A.	100.0	100.0	Securities
SMBC Nikko Capital Markets Limited	U.K.	100.0	100.0	Securities
SMBC Capital Markets, Inc.	U.S.A.	100.0	100.0	Derivatives

(1)	Percentages of proportion of ownership interest and proportion of voting rights have been truncated.

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

At March 31, 2017 and 2016, the consolidated ABCP conduits had total assets of ¥1,017,221 million and ¥933,890 million, respectively. The total notional amounts of the liquidity and credit enhancement facilities provided by the SMFG Group to the consolidated ABCP conduits at March 31, 2017 and 2016 were ¥1,345,987 million and ¥1,165,463 million, respectively, all of which were undrawn.

The SMFG Group did not provide any financial or other support, without having a contractual obligation to do so, to consolidated structured entities during the fiscal years ended March 31, 2017 and 2016.

Unconsolidated Structured Entities

The following tables represent the carrying amounts of the SMFG Group’s interests in unconsolidated structured entities recognized in its consolidated statement of financial position by line item and the maximum exposure to loss from its interests at March 31, 2017 and 2016.

	At March 31, 2017
	Securitizations	Investment funds	Structured finance	Others	Total
	(In millions)
Interests in unconsolidated structured entities recognized in:
Trading assets	¥—	¥87,639	¥—	¥—	¥87,639
Investment securities	6,716	1,162,195	69,705	551	1,239,167
Loans and advances	1,919,703	—	5,092,321	501,180	7,513,204

Total	¥1,926,419	¥1,249,834	¥5,162,026	¥501,731	¥8,840,010

Maximum exposure to loss from interests in unconsolidated structured entities	¥2,495,428	¥1,251,497	¥6,232,900	¥702,236	¥10,682,061

	At March 31, 2016
	Securitizations	Investment funds	Structured finance	Others	Total
	(In millions)
Interests in unconsolidated structured entities recognized in:
Trading assets	¥—	¥170,696	¥—	¥—	¥170,696
Investment securities	11,443	906,367	60,633	546	978,989
Loans and advances	1,609,435	—	4,601,526	533,445	6,744,406

Total	¥1,620,878	¥1,077,063	¥4,662,159	¥533,991	¥7,894,091

Maximum exposure to loss from interests in unconsolidated structured entities	¥1,913,474	¥1,079,080	¥5,618,144	¥712,415	¥9,323,113

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

The SMFG Group did not provide any financial or other support, without having a contractual obligation to do so, to unconsolidated structured entities during the fiscal years ended March 31, 2017 and 2016.

Securitizations

Structured entities for this product are established to securitize third-parties’ assets which mainly consist of auto loan receivables, residential and commercial mortgage loans and trade accounts receivables. These entities purchase those assets through loans or notes issued with multiple tranches. The SMFG Group provides loans and loan commitments to these entities or holds notes issued by them, in some cases with credit loss protection through guarantees or other credit enhancements provided by the sellers.

Investment Funds

These funds are established for providing investment opportunities to investors by pooling money from them and investing mainly in equity and debt instruments based on a predetermined investment policy. The SMFG Group has invested in a number of these funds.

Structured Finance

Structured entities for this product are typically established to raise funds for the development of infrastructure, the production of natural resources, the development or acquisition of real estate properties, and the purchase of certain equipment such as vessels or aircrafts for lease transactions. The SMFG Group provides financing to these entities mainly in the form of loans, loan commitments, or notes, which are typically secured by entities’ assets or cash flows generated primarily by entities’ projects.

Others

The SMFG Group provides financing to other types of structured entities such as third-party structured entities and repackaging vehicles to facilitate its clients’ funding requirements. The SMFG Group provides loans and loan commitments to these entities.

Sponsored Unconsolidated Structured Entities with No Interest Held by the SMFG Group

The SMFG Group sponsors certain structured entities in which it has no interest. The SMFG Group is deemed to be a sponsor of a structured entity when the SMFG Group takes a leading role in determining its purpose and design, while providing operational support to ensure its continued operation.

The income received from such sponsored unconsolidated structured entities was ¥16,085 million for the fiscal years ended March 31, 2017. The majority of the income was management fees included in “Fee and commission income” and was from investment funds managed by SMAM, an asset management subsidiary, which became the SMFG Group’s subsidiary in July 2016. The carrying amount of assets transferred to these entities for the fiscal years ended March 31, 2017, which mainly consisted of investment funds, was ¥1,479,572 million. The income and the carrying amount above for the fiscal year ended March 31, 2016 were not significant.

49	ACQUISITIONS

Fiscal Year Ended March 31, 2017

GE Japan GK (currently SMFL Capital Company, Limited)

On April 1, 2016, SMFL acquired General Electric Company (“GE”) group’s leasing business in Japan by acquiring a 100% equity interest in GE Japan GK (“GE Japan”). The acquired leasing business is comprised mainly of equipment/asset leasing, small-ticket leasing, and automotive leasing. This acquisition was made for the purpose of upgrading the SMFG Group’s marketing strategies and sales capabilities by leveraging GE Japan’s know-how developed under GE, and offering a wide range of financial solutions by enhancing the combined client base of SMFL and GE Japan.

The fair values of assets and liabilities of GE Japan at the date of acquisition and the consideration paid were as follows:

At April 1, 2016
(In millions)
Assets:
Loans and advances	¥470,538
All other assets	203,069

Total assets	¥673,607

Liabilities:
Borrowings	¥436,537
All other liabilities	58,134

Total liabilities	¥494,671

Net assets	¥178,936
Non-controlling interests measured at their proportionate share of the identifiable net assets	(394)

Net assets acquired	178,542
Goodwill	2,417

Consideration	¥180,959

Consideration:
Cash	¥180,959

Total	¥180,959

Acquisition related costs recognized as an expense in “General and administrative expenses” in the consolidated income statement	¥752

The fair value of the financial assets acquired included ¥470,668 million of loans and receivables to customers. The gross contractual amounts receivable were ¥488,335 million, of which ¥21,692 million were expected to be uncollectible.

The goodwill was attributable to the profitability of the acquired business and the synergies expected to arise after the acquisition. None of the goodwill recognized is expected to be deductible for income tax purposes.

GE Japan’s net profit since the acquisition date to March 31, 2017 was ¥8,041 million.

Sumitomo Mitsui Asset Management Company, Limited

On July 29, 2016, the SMFG Group acquired an additional 20% of the outstanding shares of Sumitomo Mitsui Asset Management Company, Limited (“SMAM”) and increased its equity interest in SMAM to 60%. As a result, the SMFG Group obtained control of SMAM.

Through this acquisition, the SMFG Group aims to enhance the SMFG Group’s services to comprehensively meet its clients’ needs for asset management.

The fair values of assets and liabilities of SMAM at the date of acquisition and the consideration paid were as follows:

At July 29, 2016
(In millions)
Assets:
Cash and deposits with banks	¥15,411
Trading assets	12,030
Intangible assets	14,555
All other assets	11,007

Total assets	¥53,003

Liabilities	¥14,995

Net assets	¥38,008
Non-controlling interests measured at their proportionate share of the identifiable net assets	(15,203)

Net assets acquired	22,805
Goodwill	38,053

Consideration	¥60,858

Consideration:
Cash	¥20,286
Fair value of the equity interest in SMAM held before the acquisition	40,572

Total	¥60,858

Acquisition related costs recognized as an expense in “General and administrative expenses” in the consolidated income statement	¥8

The goodwill was attributable to the profitability of the acquired business and the synergies expected to arise after the acquisition. None of the goodwill recognized is expected to be deductible for income tax purposes.

As a result of remeasuring the previously held interest to fair value, the SMFG Group recognized a gain of ¥20,344 million, which was included in “Other income” in the consolidated income statement.

The revenue and profit or loss since the acquisition date to March 31, 2017 is immaterial to the consolidated financial statements.

Pro forma financial information

It is estimated that the SMFG Group would have reported a total operating income of ¥3,358,377 million and a net profit of ¥741,214 million for the fiscal year ended March 31, 2017 if all acquisitions had occurred on April 1, 2016.

Cash consideration paid and cash acquired by obtaining control of the subsidiaries

The total amount of cash consideration paid and cash acquired by obtaining control of subsidiaries during the fiscal year ended March 31, 2017 were as follows:

For the fiscal year ended March 31, 2017
(In millions)
Cash consideration paid	¥(201,245)
Cash and cash equivalents transferred as a result of the acquisitions	1,889

Cash consideration paid, net of cash and cash equivalents acquired by obtaining control of the subsidiaries	¥(199,356)

The amounts of assets and liabilities other than cash or cash equivalents in these subsidiaries were ¥724,721 million and ¥509,666 million, respectively.

Fiscal Year Ended March 31, 2016

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

The goodwill was attributable to the profitability of the acquired business and the synergies expected to arise after the acquisition. The goodwill and other intangible assets of ¥40,683 million are deductible for income tax purposes.

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

Fiscal Year Ended March 31, 2015

There were no material acquisitions that were accounted for as business combinations during the fiscal year ended March 31, 2015.

After the Fiscal Year Ended March 31, 2017

American Railcar Leasing LLC

On June 1, 2017, the SMFG Group, through SMBC Rail Services LLC, which is a railcar operating leasing company and a subsidiary of SMBC Leasing and Finance, Inc., acquired all membership interests of American Railcar Leasing LLC, one of the leading railcar leasing companies in the United States. Through this acquisition, the SMFG Group aims to expand its railcar leasing business and enhance the services to fulfill various customer needs in a wide range of industries such as agriculture, petrochemical and natural resources.

Further information could not be disclosed as the initial accounting for the business combination is yet to be finalized due to proximity of the acquisition date to the date of authorization for issue of the consolidated financial statements.

50	CURRENT AND NON-CURRENT DISTINCTION

The following tables present an analysis of financial assets and liabilities, excluding cash and deposits with banks, trading assets and liabilities, and derivative financial instruments, by amounts recovered or settled, not more than twelve months or more than twelve months, at March 31, 2017 and 2016.

	At March 31, 2017
	Amounts recovered or settled
	Not more than twelve months	More than twelve months	Total
	(In millions)
Assets:
Call loans and bills bought	¥1,824,730	¥47,479	¥1,872,209
Reverse repurchase agreements and cash collateral on securities borrowed	8,851,521	72,864	8,924,385
Financial assets at fair value through profit or loss	—	1,599,093	1,599,093
Investment securities:
Held-to-maturity investments	792,357	381,062	1,173,419
Available-for-sale financial assets	2,042,240	15,858,278	17,900,518
Loans and advances	32,655,787	62,618,058	95,273,845
Other financial assets	3,307,191	117,400	3,424,591
Liabilities:
Deposits	¥125,254,104	¥5,041,186	¥130,295,290
Call money and bills sold	2,083,701	4,319	2,088,020
Repurchase agreements and cash collateral on securities lent	9,424,506	—	9,424,506
Borrowings	7,982,814	4,263,129	12,245,943
Debt securities in issue	4,628,884	6,536,739	11,165,623
Other financial liabilities	7,097,811	103,326	7,201,137

	At March 31, 2016
	Amounts recovered or settled
	Not more than twelve months	More than twelve months	Total
	(In millions)
Assets:
Call loans and bills bought	¥1,235,296	¥56,070	¥1,291,366
Reverse repurchase agreements and cash collateral on securities borrowed	8,157,904	78,612	8,236,516
Financial assets at fair value through profit or loss	—	1,611,877	1,611,877
Investment securities:
Held-to-maturity investments	1,093,833	1,173,709	2,267,542
Available-for-sale financial assets	3,444,355	14,153,450	17,597,805
Loans and advances	29,410,283	59,452,088	88,862,371
Other financial assets	2,645,489	118,826	2,764,315
Liabilities:
Deposits	¥120,219,012	¥5,721,785	¥125,940,797
Call money and bills sold	1,219,197	1,259	1,220,456
Repurchase agreements and cash collateral on securities lent	6,839,474	—	6,839,474
Borrowings	5,945,391	3,968,738	9,914,129
Debt securities in issue	5,147,326	5,682,286	10,829,612
Other financial liabilities	5,841,129	94,382	5,935,511

51	CONDENSED FINANCIAL INFORMATION OF REGISTRANT (SMFG)

Condensed Statement of Financial Position

	At March 31,
	2017	2016
	(In millions)
Assets:
Deposits with SMBC	¥728,445	¥502,450
Investments in SMBC	4,613,844	5,166,345
Loans to SMBC	3,424,217	1,406,565
Investments in other subsidiaries and associates	1,547,319	994,817
Other assets	58,670	12,104
Current tax assets	87,571	110,953

Total assets	¥10,460,066	¥8,193,234

Liabilities and equity:
Short-term borrowings from SMBC	¥1,228,030	¥1,228,030
Long-term borrowings	132,806	49,000
Debt securities in issue due to other subsidiaries	280,784	275,300
Debt securities in issue	2,821,356	1,047,037
Other liabilities	22,612	10,804

Total liabilities	4,485,588	2,610,171

Shareholders’ equity	5,527,691	5,285,632
Other equity instruments holders’ equity	446,787	297,431

Total equity	5,974,478	5,583,063

Total equity and liabilities	¥10,460,066	¥8,193,234

Condensed Income Statement

	For the fiscal year ended March 31,
	2017	2016	2015
	(In millions)
Income:
Interest income from SMBC	¥52,938	¥18,313	¥9,641
Dividends from SMBC	408,419	522,636	485,449
Dividends from other subsidiaries and associates	20,428	20,508	18,649
Fees and commission income from subsidiaries	20,706	16,622	13,800
Other income	178	234	98

Total income	502,669	578,313	527,637

Expense:
Interest expense to SMBC	4,474	5,753	5,895
Interest expense to other subsidiaries	13,039	12,780	16,170
Interest expense	45,223	12,814	8,886
Operating and other expense	12,165	9,868	10,712

Total expense	74,901	41,215	41,663

Profit before tax	427,768	537,098	485,974
Income tax expense	(33,344)	4	4

Net profit	¥461,112	¥537,094	¥485,970

Profit attributable to:
Shareholders	453,183	534,321	485,970
Other equity instruments holders	7,929	2,773	—

Condensed Statement of Cash Flows

	For the fiscal year ended March 31,
	2017	2016	2015
	(In millions)
Operating Activities:
Profit before tax	¥427,768	¥537,098	¥485,974
Income taxes paid—net	23,427	(7,980)	(60,722)
Other operating activities—net	(4,580)	(3,019)	(641)

Net cash and cash equivalents provided by operating activities	446,615	526,099	424,611

Investing Activities:
Loans provided to SMBC	(1,972,253)	(1,073,640)	(346,268)
Other investing activities—net	(5)	(76)	(35)

Net cash and cash equivalents used in investing activities	(1,972,258)	(1,073,716)	(346,303)

Financing Activities:
Proceeds from issuance of long-term borrowings	83,806	18,000	31,000
Proceeds from issuance of debt securities	1,738,267	754,274	315,268
Redemption of debt securities	—	—	(126,200)
Proceeds from issuance of other equity instruments	149,081	297,431	—
Dividends paid to shareholders	(211,501)	(218,589)	(176,271)
Coupons paid to other equity instruments holders	(7,929)	(2,773)	—
Purchases of treasury stock and proceeds from sale of treasury stock—net	(86)	(138)	(144)

Net cash and cash equivalents provided by financing activities	1,751,638	848,205	43,653

Net increase of cash and cash equivalents	225,995	300,588	121,961
Cash and cash equivalents at beginning of period	502,450	201,862	79,901

Cash and cash equivalents at end of period	¥728,445	¥502,450	¥201,862

Investments in subsidiaries and associates

Investments in subsidiaries and associates are stated at cost. SMFG recognizes dividend income from subsidiaries and associates when its right to receive payment is established.

Investments in other subsidiaries and associates include equity investments in SMFL, SMBC Nikko Securities, SMBC Friend Securities, SMFG Card & Credit, Inc., SMBC Consumer Finance, SMAM and others at March 31, 2017, and SMFL, SMBC Friend Securities, SMFG Card & Credit, Inc., SMBC Consumer Finance and others at March 31, 2016. These companies are incorporated in Japan, and the proportion of ownership interest of SMFG in these companies was the same as described in Note 11 “Investments in Associates and Joint Ventures,” and Note 47 “Principal Subsidiaries.”

Long-term obligations

SMFG had perpetual subordinated bonds of ¥267 billion and ¥267 billion outstanding to its subsidiary, SMFG Preferred Capital JPY 3 Limited, at March 31, 2017 and 2016, respectively. The interest rates of these bonds are fixed until January 2020, which range from 4.0% to 4.5% per annum, and will be floating thereafter. SMFG Preferred Capital JPY 3 Limited issued preferred securities to purchase these bonds.

SMFG had subordinated long-term borrowings amounting to ¥49 billion and ¥49 billion at March 31, 2017 and 2016, respectively, and had unsubordinated long-term borrowings amounting to ¥84 billion and nil at March 31, 2017 and 2016, respectively. SMFG also had subordinated bonds amounting to ¥856 billion and ¥607 billion, including ¥7 billion and ¥1 billion outstanding to its subsidiary, at March 31, 2017 and 2016, respectively, and had senior bonds amounting to ¥1,979 billion and ¥449 billion, including ¥7 billion and ¥8 billion outstanding to its subsidiary, at March 31, 2017 and 2016, respectively. For additional information, refer to Note 18 “Borrowings” and Note 19 “Debt Securities in Issue.”

Guarantees

SMFG provided guarantee of ¥516 billion and ¥224 billion at March 31, 2017 and 2016, respectively, to the Deposit Protection Fund of the Association of German Banks with regard to the deposits of the SMBC Dusseldorf branch.

EXHIBIT INDEX

Exhibit number	Description of Exhibit
Exhibit 1.1	Articles of Incorporation of Sumitomo Mitsui Financial Group, Inc., as amended on June 29, 2017 (English translation)

Exhibit 1.2	Regulations of the Board of Directors of Sumitomo Mitsui Financial Group, Inc., as amended on June 29, 2017 (English translation)

Exhibit 1.3	Share Handling Regulations of Sumitomo Mitsui Financial Group, Inc., as amended on June 29, 2017 (English translation)

Exhibit 2.1	Form of Deposit Agreement among the registrant, Citibank, N.A., as Depositary, and all owners and holders from time to time of American Depositary Shares issued thereunder*

Exhibit 8	List of subsidiaries of Sumitomo Mitsui Financial Group, Inc., at March 31, 2017

Exhibit 11	Code of Ethics of Sumitomo Mitsui Financial Group, Inc.**

Exhibit 12.1	CEO Certification Required by Rule 13a-14(a) (17 CFR 240.13a-14(a))

Exhibit 12.2	CFO Certification Required by Rule 13a-14(a) (17 CFR 240.13a-14(a))

Exhibit 13.1	Certification Required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

Exhibit 13.2	Certification Required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

Exhibit 15.1	Consent of Independent Registered Public Accounting Firm

*	Incorporated by reference to our registration statement on Form 20-F (File No. 001-34919) filed on October 20, 2010.
**	Incorporated by reference to our annual report on Form 20-F (File No. 001-34919) filed on July 29, 2011.