Form 20-F
period 2018-03-31
SUMITOMO MITSUI FINANCIAL GROUP, INC.
filed 2018-06-28
CIK 1022837

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2018

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

At March 31, 2018, the following shares of capital stock were outstanding: 1,414,443,390 shares of common stock (including 3,884,968 shares of common stock held by the registrant and its consolidated subsidiaries and equity-method associates as treasury stock).

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

ii

CERTAIN DEFINED TERMS, CONVENTIONS AND

PRESENTATION OF FINANCIAL INFORMATION

As used in this annual report, unless the context otherwise requires, “SMFG,” the “Company,” “we,” “us,” “our” and similar terms refer to Sumitomo Mitsui Financial Group, Inc. as well as to its subsidiaries, as the context requires. “SMBC” refers to Sumitomo Mitsui Banking Corporation, which is one of our commercial banking subsidiaries, or to Sumitomo Mitsui Banking Corporation and its subsidiaries taken as a whole, depending on the context. References to the “SMBC Group” are to us and our subsidiaries and affiliates taken as a whole.

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

3.A.    SELECTED FINANCIAL DATA

Selected Financial Data

The following selected financial data at and for each of the five fiscal years ended March 31, 2018, 2017, 2016, 2015 and 2014 have been derived from our consolidated financial statements. You should read this data together with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this annual report.

	For the fiscal year ended and at March 31,
	2018	2017	2016	2015	2014
	(In millions, except per share data)
Consolidated income statement data:
Interest income	¥2,144,070	¥1,900,261	¥1,872,584	¥1,782,621	¥1,714,044
Interest expense	733,969	502,338	431,101	371,107	320,511

Net interest income	1,410,101	1,397,923	1,441,483	1,411,514	1,393,533

Fee and commission income	1,131,364	1,066,412	1,031,680	1,002,766	1,003,169
Fee and commission expense	178,867	181,573	131,381	129,253	127,959

Net fee and commission income	952,497	884,839	900,299	873,513	875,210

Net trading income	270,464	183,963	462,682	127,759	135,218
Net income (loss) from financial assets at fair value through profit or loss	(667)	2,018	12,260	22,678	58,586
Net investment income	424,097	305,327	375,229	371,064	332,265
Other income	755,855	573,825	496,273	525,905	429,541

Total operating income	3,812,347	3,347,895	3,688,226	3,332,433	3,224,353

Impairment charges (reversals) on financial assets	136,808	212,967	148,356	90,138	(14,275)

Net operating income	3,675,539	3,134,928	3,539,870	3,242,295	3,238,628

General and administrative expenses	1,813,121	1,752,135	1,706,263	1,621,897	1,522,990
Other expenses	792,765	531,759	538,963	505,614	428,780

Operating expenses	2,605,886	2,283,894	2,245,226	2,127,511	1,951,770

Share of post-tax profit of associates and joint ventures	49,323	29,318	31,056	18,124	19,454

Profit before tax	1,118,976	880,352	1,325,700	1,132,908	1,306,312

Income tax expense	229,378	139,766	372,878	409,947	414,076

Net profit	¥889,598	¥740,586	¥952,822	¥722,961	¥892,236

	For the fiscal year ended and at March 31,
	2018	2017	2016	2015	2014
	(In millions, except per share data)
Profit attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥759,998	¥627,870	¥843,920	¥614,070	¥766,388
Non-controlling interests	119,878	104,787	106,129	108,891	125,848
Other equity instruments holders	9,722	7,929	2,773	—	—
Earnings per share:
Basic	¥539	¥459	¥617	¥449	¥561
Diluted	538	458	617	449	561
Weighted average number of common shares in issue (in thousands of shares)	1,410,442	1,369,231	1,367,229	1,367,258	1,366,186
Dividends per share in respect of each fiscal year:
Common stock	¥155	¥150	¥155	¥125	¥125
	$1.46	$1.34	$1.38	$1.04	$1.22
Consolidated statement of financial position data:
Total assets	¥192,175,566	¥191,150,981	¥180,172,652	¥179,181,466	¥158,631,041
Loans and advances	85,129,070	95,273,845	88,862,371	86,971,716	81,244,982
Total liabilities	179,679,767	179,263,698	169,130,553	168,160,616	149,215,851
Deposits	128,461,527	130,295,290	125,940,797	115,833,980	108,370,494
Borrowings	10,652,481	12,245,943	9,914,129	11,217,052	8,463,363
Debt securities in issue	10,569,117	11,165,623	10,829,612	11,051,431	8,769,094
Total equity	12,495,799	11,887,283	11,042,099	11,020,850	9,415,190
Capital stock	2,338,743	2,337,896	2,337,896	2,337,896	2,337,896

Exchange Rates

We maintain our accounts in yen. The following table sets forth for the indicated periods the median exchange rates for buying and selling spot dollars by telegraphic transfer against yen as determined by SMBC, expressed in Japanese yen per $1.00.

	High	Low	Period end	Average(1)
	(Yen per dollar)
Fiscal year ended March 31,
2014	¥105.37	¥92.91	¥102.88	¥100.47
2015	121.59	101.25	120.15	110.61
2016	125.51	111.17	112.62	120.12
2017	118.20	99.81	112.19	108.69
2018	114.38	104.94	106.25	110.66
Most recent six months:
December	113.65	112.40	113.00	113.03
January	113.16	108.73	108.77	110.87
February	109.87	106.29	107.30	107.97
March	106.97	104.94	106.25	106.08
April	109.37	105.85	109.26	107.45
May	111.10	108.43	108.67	109.76
June (through June 15, 2018)	110.73	108.96	110.73	109.99

(1)	Average exchange rates have been calculated by using the average of the exchange rates on the last day of each month during a fiscal year, except for the monthly average rates, which represent the averages of the exchange rates for each day of the relevant months.

The median exchange rate quotation by SMBC for buying and selling spot dollars by telegraphic transfer against yen on June 15, 2018 was ¥110.73 = $1.00.

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

Our financial condition and results of operations are materially affected by general economic conditions and financial markets in Japan and foreign countries, which would be influenced by the changes of various factors. These include fiscal and monetary policies, and laws, regulations and policies on financial markets. Those factors include, for example, the Japanese consumption tax rate. The Japanese consumption tax rate was scheduled to increase from 8% to 10% in April 2017. However, the increase in the consumption tax rate to 10% was postponed until October 2019. Furthermore, geopolitical instability in various parts of the world, including North Africa, the Middle East, Asia and Eastern Europe and material changes in regional economic or political unions or associations between countries, including, for example, the United Kingdom’s exit from the European Union, could also contribute to economic instability in those and other regions, which could adversely affect Japanese and global economic conditions.

The deterioration of Japanese and global economic conditions, or financial market turmoil, could result in a worsening of our liquidity and capital conditions, an increase in our credit costs, and an increase in impairment of our investment securities and, as a result, adversely affect our business, financial condition and results of operations.

Future declines of securities prices on Japanese stock markets or other global markets could cause us to experience realized and unrealized losses on our equity securities portfolio, which could negatively affect our financial condition, results of operations and regulatory capital position.

The reported value of our available-for-sale equity instruments accounted for 3.0% of our total assets at March 31, 2018, approximately 88.4% of which were Japanese equity securities. This value depends mainly on prices of the instruments in the stock market. In addition, the reported value, gross unrealized gains and losses, and cost of those available-for-sale equity instruments at March 31, 2018 are described in “Item 5.A. Operating Results—Investment Securities.”

The value of a listed equity security is measured at its market price. Declines in the Japanese stock markets or other global markets could result in realized and unrealized losses on the securities in our equity securities portfolio, adversely affecting our results of operations and financial condition.

Our regulatory capital position and that of SMBC depend in part on the fair value of our equity securities portfolio. Substantial declines in the Japanese stock markets or other global markets would negatively affect our and SMBC’s capital positions, and limit SMBC’s ability to make distributions to us.

We will further reduce our holdings of strategic equity investments in order to reduce financial risks. Any disposal by us of equity holdings of our customers’ shares could adversely affect our relationships with those customers.

Changes in the levels or volatility of market rates or prices could adversely affect our financial condition and results of operations.

We engage in trading and investing activities dealing with various kinds of financial instruments such as bonds, equities, currencies, derivatives and funds. For example, we have substantial investments in debt securities. At March 31, 2018, we had ¥8 trillion of Japanese government bonds classified as available-for-sale financial assets, which accounted for approximately 4.0% of our total assets.

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

Risks Related to Our Business

Failure to satisfy capital adequacy requirements could constrain our and SMBC’s operations.

We and SMBC are subject to capital adequacy requirements established by the Financial Services Agency of Japan (“FSA”). The current requirements reflect the principal risk-weighted capital measures of the Basel III rules text published by the Basel Committee on Banking Supervision (“BCBS”) in December 2010 and are being phased in from March 2013 to March 2019. Compared to the previous requirements, the current requirements increase both the quality and quantity of the risk-weighted capital base.

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

With respect to the quantity of the capital base, the minimum Common Equity Tier 1 risk-weighted capital ratios applicable to us and SMBC have been 4.5% since March 2015. Moreover, we are required to hold a capital conservation buffer to withstand future periods of stress and a countercyclical buffer as additional capital to reduce the buildup of systemic risk in periods and locations of excessive credit growth. The capital conservation buffer started to be phased in from March 2016, with the initial ratio of 0.625% reaching 2.5% by March 2019. Under the phase-in arrangement, we are currently required to maintain 1.875% of Common Equity Tier 1 risk-weighted capital as a percentage of risk weighted assets. As a result, the total minimum Common Equity Tier 1 risk-weighted capital ratio will be increased to 7%, and the total minimum risk-weighted capital ratio will be increased to 10.5% in March 2019. The countercyclical buffer, which started to be phased in from March 2016, is calculated as the weighted average of the buffers in effect in the jurisdictions to which we have credit exposure, with a maximum of 2.5% when fully implemented in March 2019.

In addition, the requirements for additional capital, in the form of a capital surcharge above the Basel III minimum requirement, have been applied from 2016 to those financial institutions identified by the Financial Stability Board (“FSB”) as Global Systemically Important Banks (“G-SIBs”), including us. This requirement is commonly referred to as the G-SIB capital surcharge. Based on the list, we will be required to maintain an additional 1% of Common Equity Tier 1 capital as a percentage of risk-weighted assets when the requirement is fully applied from 2019. Under the phase-in requirements, we are currently required to maintain 0.75% of Common Equity Tier 1 capital as a percentage of risk-weighted assets. G-SIBs will also be subject to a global standard for Total Loss-Absorbing Capacity (“TLAC”), which defines certain minimum requirements for total loss-absorbing capacity so that if G-SIBs fail, they will have sufficient loss absorbing and recapitalization capacity available in resolution. In November 2015, the FSB published the final TLAC standard. As a G-SIB, we will be subject to the final TLAC standard, as implemented in Japan.

At March 31, 2018, on a consolidated basis, our total risk-weighted capital ratio, Tier 1 risk-weighted capital ratio and Common Equity Tier 1 risk-weighted capital ratio were 19.36%,16.69 % and 14.50%, compared to the minimum required ratios of 10.655%, 8.655% and 7.155%, respectively. All the minimum required ratios stated above include the capital conservation buffer of 1.875%, the G-SIB capital surcharge of 0.75% and the countercyclical buffer of 0.03%.

Our and SMBC’s capital ratios could decline as a result of decreases in Tier 1 and Tier 2 capital or increases in risk-weighted assets. The following circumstances, among others, could reduce our risk-weighted capital ratio and that of SMBC:

•	declines in the value of securities;

•	inability to refinance existing subordinated debt obligations or preferred securities eligible for inclusion as Tier 1 capital or Tier 2 capital only for the phase-out period with those qualified as regulatory capital under the new capital adequacy requirements which phased in from March 2013; and

•	increases in risk-weighted assets resulting from business growth, strategic investments, borrower downgrades, changes in parameters such as probability of default (“PD”) or regulatory reforms.

We and SMBC have adopted the advanced internal rating-based (“IRB”) approach for measuring exposure to credit risk and the advanced measurement approach (“AMA”) to measure exposure to operational risk. If the FSA revokes its approval of such implementation or otherwise changes its approach to measure capital adequacy ratios, our and SMBC’s ability to maintain capital at the required levels may be adversely affected.

On December 7, 2017, the Group of Central Bank Governors and Heads of Supervision (the “GHOS”) endorsed the outstanding Basel III regulatory reforms. The endorsed reforms include the following elements:

•	a revised standardized approach for credit risk;

•	revisions to the internal ratings-based approach for credit risk;

•	revisions to the credit valuation adjustment framework;

•	a revised standardized approach for operational risk;

•	revisions to the measurement of the leverage ratio and a leverage ratio buffer for G-SIBs; and

•	revision to the capital floor.

We will be subject to the final Basel III reform, as implemented in Japan.

If our or SMBC’s capital ratios fall below required levels, the FSA may require us or SMBC to take a variety of corrective actions, including withdrawal from all international operations or suspension of all or part of our operations, which may indirectly affect our ability to fulfill our contractual obligations or may result in restrictions on our businesses. Failure to maintain capital levels under the capital buffer requirements under Basel III and the requirement for the G-SIB capital surcharge will result in restrictions on capital distributions, such as dividends, share buybacks, discretionary payments on other Tier 1 capital instruments and bonuses. In addition, some of our and SMBC’s domestic and overseas subsidiaries are also subject to local capital ratio requirements. Failure of those subsidiaries to meet local requirements may result in administrative actions or sanctions imposed by local regulatory authorities.

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

Changes in the regulatory environment may adversely affect our financial condition and results of operations. In particular, the financial crisis in 2008 has led to calls for significant financial reform measures, and various governments are at different stages of enacting or implementing legislation that affects financial institutions.

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

The FSA’s Financial Inspection Manual for financial institutions and related guidelines are revised or amended from time to time. On December 15, 2017, the FSA issued a plan to repeal the FSA’s Financial Inspection Manual after April 1, 2019, and published a report outlining its new supervisory approaches. Our compliance with changes in the FSA’s inspection process under the new supervisory approaches could result in an increase in our administrative expenses, which could have an adverse effect on our results of operations and financial condition.

The FSA and regulatory authorities in the United States and other jurisdictions, along with the United Nations, have in recent years made the prevention of money laundering and terrorism financing a focus of governmental policy relating to financial institutions. Any adverse regulatory action or change in regulatory focus, whether as a result of inspections or regulatory developments, may negatively affect our banking operations and may require expensive remediation.

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) provides a broad framework for significant regulatory changes across most areas of U.S. financial regulations. The Dodd-Frank Act addresses, among other issues, systemic risk oversight, bank capital standards, the resolution of failing systemically significant financial institutions, over-the-counter (“OTC”) derivatives, the ability of banking entities to engage in proprietary trading activities and invest in hedge funds and private equity funds, consumer and investor protection, and securitization. The Dodd-Frank Act as well as other post-financial crisis regulatory reforms in the United States have increased costs, imposed limitations on activities and resulted in an increased intensity in regulatory enforcement and fines across the banking and financial services sector. The current U.S. Presidential administration has expressed different policy goals with respect to regulation of the U.S. financial system, but the impact that the U.S. Presidential administration’s policy goals or any new or proposed legislation could have on the regulatory requirements currently imposed on us remains uncertain.

Significant regulatory developments could adversely affect our capital ratios and results of operations. For further details, see “Item 4.B. Business Overview—Regulations in Japan, Regulations in the United States, and Regulations in Other Jurisdictions.” Since changes in regulation or fiscal or other policies and their effects are unpredictable and beyond our control, we may not be able to comply with those changes at all times, despite our efforts, or may have to incur increased costs or make changes to our operations in order to do so. Any such failures to comply with those changes could result in administrative or judicial proceedings against us, including suspension of our business and financial penalties, which could materially and adversely affect our business, reputation, results of operations and financial condition.

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

Increased competition in Japan may put downward pressure on prices for our financial services, cause us to lose market share or require us to incur additional expenses in order to remain competitive. Internationally, various forms of financial support provided by foreign governments to foreign banks and other financial institutions may reduce the cost of capital to those institutions and otherwise give them competitive advantages. In addition, the development of new technologies in the “Fintech” and other sectors, along with the corresponding rise of new entrants from these sectors into the financial services industry, may further intensify competition in the business environments in which we operate, and as a result, we may be forced to adapt our business to compete more effectively. There can be no assurance that we will be able to respond effectively to current or future competition.

The changes in the financial environment in Japan may also have a negative effect on the Japanese financial services industry. For example, prolonged monetary easing by the Bank of Japan (“BOJ”) may continue to lower the domestic interest spreads. This may significantly affect the businesses of commercial banks in Japan, including us. For further information on the BOJ’s monetary policy measures, see “Item 5. Operating and Financial Review and Prospects—Overview—Factors Affecting Results of Operation.”

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

We have substantial exposure to corporate customers in the following sectors: real estate and goods rental and leasing, manufacturing, transportation, communications and public enterprises, wholesale and retail, and services, including electric utilities, and to individual customers mainly through housing loans. The financial conditions of those customers may be subject to changes in the industry-specific economic conditions, including, for example, fluctuations in the prices of oil, gas and other natural resources, as well as general economic conditions. In addition, adverse region-specific economic conditions could worsen our customers’ financial conditions or could decrease the value of our collateral provided to us in such regions. As a result, we may be required to record increases in our allowance for loan losses.

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

The ratio of impaired loans and advances to the total loans and advances, both net of allowance for loan losses, were 0.6%, 0.7% and 0.8% at March 31, 2018, 2017 and 2016, respectively. For further information, see “Item 5.A. Operating Results—Loans and Advances.”

A significant downgrade of our credit ratings could have a negative effect on us.

At the date of this annual report, the Company has the issuer ratings of A1/P-1 from Moody’s Japan K.K., (“Moody’s”), the issuer credit rating of A- from S&P Global Ratings Japan Inc. (“S&P”) and the foreign and local currency issuer default ratings of A/F1 from Fitch Ratings Japan Limited (“Fitch”). There can be no assurance that these ratings will be maintained.

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

In May 2017, we announced a new medium-term management plan through March 2020. We believe that we have targeted appropriate business areas. However, our initiatives to offer new products and services and to increase sales of our existing products and services may not succeed, if market conditions do not stabilize, market opportunities develop more slowly than expected, our initiatives have less potential than we envisioned originally or the profitability of these products and services is undermined by competitive pressures. Consequently, we may be unable to achieve or maintain profitability in our targeted business areas.

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

Aligned with our business strategies, we have made and may undertake acquisition of a subsidiary, investments in affiliates and other business alliance partners, and reorganization within SMBC Group companies. It is uncertain whether we will receive the expected benefits from those business strategies, due to any adverse regulatory changes, worsening of economic conditions, increased competition or other factors that may negatively affect the related business activities. Furthermore, unanticipated costs and liabilities may be incurred in connection with those business strategies, including liabilities from the claims related to the businesses prior to our business alliances, and cost from actions by regulatory authorities.

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

SMBC and some of our other subsidiaries have various defined benefit plans. We have experienced in the past, and may experience in the future, declines in returns on plan assets and changes in the discount rates and other actuarial assumptions. If returns on plan assets decrease, or if we revise the discount rates and other assumptions, the deficit of the impacted defined benefit plan may increase and adversely affect our financial condition and results of operations. Because more than half of our plan assets are composed of equity instruments, the plan assets are greatly affected by volatility in the prices of equity securities. Substantial declines in the prices for publicly traded Japanese stocks would negatively affect our plan assets. For further information, see Note 23 “Retirement Benefits” to our consolidated financial statements included elsewhere in this annual report.

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

Our business relies on our information technology systems, which are at risk of being damaged or failing as a result of various incidents including cyberattacks, and their failure could harm our relationships with customers or adversely affect our provision of services to customers.

In all aspects of our business, we use information technology systems to deliver services to and execute transactions on behalf of our customers as well as for back-office operations. We therefore depend on the capacity and reliability of the electronic and information technology systems supporting our operations. We may encounter service disruptions in the future, owing to failures of these information technology systems. Our information technology systems are at risk of being damaged or failing as a result of quality problems, human errors, natural disasters, power losses, sabotage, acts of terrorism, cyberattacks and similar events.

In particular, cybersecurity risks for financial institutions have significantly increased in recent years. This is partly because of the continuous introduction of new technologies and the use of the Internet and telecommunications technologies as well as the elaboration of the cyberattacks, which include computer viruses, malicious code, phishing attacks or other security breaches. As we rely on information technology systems in our business and our receipt and handling of confidential personal information from our customers, any impairment, compromise or destruction of such systems may interfere with, or temporarily prevent us from, continuing our operations. In addition, we also face indirect cybersecurity risks relating to our customers and other third parties, including counterparties in the financial services industry. As a result of increasing consolidation, interdependence and complexity of financial entities and technology systems, a technology failure or cyberattack could have a material impact on counterparties or other market participants, including us. Any third-party technology failure or cyberattack could adversely affect our ability to execute transactions or deliver services to our clients effectively. For example, vulnerabilities in third-party technology systems may be exploited in ways that increase the risk our information technology systems are exposed to cyberattacks.

Accordingly, we have taken steps to protect information technology systems from these risks, including by establishing data recovery capability and functionality, and to address all contingencies that could arise in the event of a major disruption of services. Particularly, we have adopted our “Declaration of Cyber Security Management” in order to further strengthen our cybersecurity capabilities. In this declaration, our management recognizes cybersecurity as a major management issue and takes a leadership role in implementing measures such as allocating appropriate resources based on discussions at the meetings of the Management Committee and the board of directors, establishing a special department and manual for emergencies and enhancing security measures for our services including internet banking services.

However, these measures may not be sufficient, especially considering the increasing frequency and sophistication of recent cyberattacks. In addition, we may not be prepared to address all contingencies that could arise in the event of a major disruption of services. The failure to address such contingencies could harm our relationships with customers or adversely affect our provision of services to customers.

We handle personal information obtained from our individual and corporate customers in relation to our banking, securities, consumer lending, credit card, asset management and other businesses. The systems we have implemented to protect the confidentiality of personal information, including those designed to meet the strict requirements of the Act on the Protection of Personal Information, may not be effective in preventing disclosure of personal information by unauthorized access from a third party. Leakage of personal information could expose us to demands for compensation or lawsuits for ensuing economic losses or emotional distress, administrative actions or sanctions, additional expenses associated with making necessary changes to our systems and reputational harm. As a result, our business, financial condition and results of operations could be materially and adversely affected.

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

U.S. law generally prohibits or substantially restricts U.S. persons from doing business with countries, a region and persons that are the subject of sanctions administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) or other agencies (“Restricted Targets” which include Iran, North Korea, Syria, Cuba and the Crimea region of Ukraine). Other applicable financial sanctions are administered by the Ministry of Finance of Japan and authorities in other countries.

We maintain a SMBC Group-wide policy designed to ensure compliance with U.S. and other applicable sanctions laws and regulations. Our non-U.S. offices engage in transactions relating to the Restricted Targets in compliance with applicable laws and regulations. These activities include remittance of Japanese yen with respect to our customers’ export or import transactions, maintenance of correspondent banking accounts with Iranian banks, including the Central Bank of Iran, and the payment of fees in Japanese yen to certain Iranian banks in connection with performance bonds issued in the past by SMBC through these Iranian banks related to our customers’ projects in Iran. The performance bonds expired and have not been renewed, but SMBC continues to be obligated to pay certain fees to the Iranian banks. In addition, we maintain a representative office in Iran that mainly performs an information-collecting function and liaising with non-SDN Iranian parties on behalf of our non-U.S. offices.

We do not believe that our operations relating to the Restricted Targets materially affect our business, financial condition or results of operations. A limited number of potential violations of U.S. economic sanctions by SMBC have been identified and voluntarily disclosed to OFAC. These transactions resulted from the inherent limitation on information about underlying transactions that can be obtained in the course of normal banking operations, inadvertent operational errors, or from the lack of familiarity of some personnel of SMBC with the requirements of the relevant regulations in the past. We have continuously strengthened our SMBC Group-wide OFAC and other financial sanctions compliance program in an effort to prevent the recurrence of such potential violations. We settled some of the voluntarily disclosed potential violations with OFAC and the others were closed without a penalty. However, in light of the inadvertent nature of such potential violations and the degree to which our strengthened compliance program aims to mitigate the risk of potential violations, we do not believe that our settlement with OFAC, or any possible penalties that OFAC may impose with respect to the other potential violations that remain unsettled, will have a material impact on our reputation, financial condition or results of operations, or on the prices of our securities.

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

In recent years, the U.S. government implemented a number of sanctions targeting non-U.S. persons for activities undertaken outside the United States (“secondary sanctions”) that involve specific sanctions targets or certain activities including, among other things, certain transactions related to Iran’s energy, petrochemical, shipping or shipbuilding sectors. Pursuant to the July 14, 2015 Joint Comprehensive Plan of Action (“JCPOA”) agreed to by the five permanent members of the United Nations Security Council plus Germany and Iran, with the European Union, on January 16, 2016 (“Implementation Day”), the United States lifted U.S. nuclear-related secondary sanctions targeting Iran. Even after Implementation Day, certain secondary sanctions remained in effect, including those targeting significant transactions involving Iranian or Iran-related Specially Designated Nationals and Blocked Persons (“SDNs”). However, on May 8, 2018, President Trump announced that he was terminating the United States’ participation in the JCPOA and that all nuclear-related secondary sanctions authorities targeting Iran would be reinstated after specified wind down periods. In accordance with applicable laws and regulations, SMBC intends to provide certain services, including settlement services in connection with customers’ trade transactions between Japan and Iran, to the extent that such activities are not targeted by remaining secondary sanctions. For more details of relevant laws and regulations, see “Item 4.B. Business Overview—Regulations in the United States—Laws Prohibiting Money Laundering and Terrorist Financing.”

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

We are exposed to a variety of operational, legal and regulatory risks throughout our organization. Management of these risks requires, among other things, policies and procedures to properly record and verify large numbers of transactions and events. However, these policies and procedures may not be fully effective or sufficient. We have devoted significant resources to strengthening our risk management policies and procedures and expect to continue doing so in the future. Nevertheless, particularly in light of the continuing evolution of our operations and expansion into new areas, our policies and procedures designed to identify, monitor and manage risks may not be fully effective. Some of our methods of managing risks are based upon our use of observed historical market behavior and thus may not accurately predict future risks. Violations of laws including the Japanese antitrust and fair trade laws by us or by SMBC may result in administrative sanctions. Furthermore, investigations, administrative actions or litigation could commence in relation to violations, which may involve costs and may result in deterioration of our reputation.

Our business could be adversely affected by litigation and regulatory proceedings globally.

We conduct business in many locations in and outside of Japan. We face the risk of litigation and regulatory proceedings in connection with our operations. For example, if we engage in activities targeted by certain U.S. sanctions, this could result in the imposition of monetary penalties or other restrictions by the U.S. government against us. Lawsuits and regulatory actions may result in penalties or settlements of very large indeterminate amounts or limit our operations, and costs to defend either could be substantial. Moreover, SMBC and one of its subsidiaries contribute to financial benchmarks such as the Tokyo Interbank Offered Rate (“TIBOR”) and the London Interbank Offered Rate (“LIBOR”) for certain specific currencies. These benchmarks are widely referenced in jurisdictions in which we operate and do not operate. We face or may face some investigations, litigation and regulatory proceedings, and an adverse regulatory decision, judgment or ruling, including in jurisdictions we do not operate in, could have a material adverse effect on our business, results of operations and financial condition.

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

History and Development

We were established in December 2002 as a holding company for the SMBC Group through a statutory share transfer (kabushiki-iten) of all of the outstanding equity securities of the former SMBC in exchange for our newly issued securities. Upon our formation and completion of the statutory share transfer, the former SMBC became our direct, wholly owned subsidiary. SMBC was established in March 2003 through the merger of the former SMBC with Wakashio Bank, which was established in 1996 as a subsidiary of Sakura Bank. The former SMBC was established in April 2001 through the merger of Sumitomo Bank and Sakura Bank, which was established through the merger of Taiyo Kobe Bank and Mitsui Bank in 1990. Mitsui and Sumitomo started their banking businesses in 1876 and 1895, respectively. The origins of both banking businesses can be traced back to the seventeenth century.

We had previously employed a board of corporate auditors governance system. In order to further enhance our solid corporate governance system, we transitioned to a company with three statutory committees: a nominating committee, an audit committee and a compensation committee on June 29, 2017. For further information, see “Item 6.C. Board Practices.”

Information Concerning the Principal Capital Expenditures and Divestitures

In April 2016, Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”) acquired General Electric Company (“GE”) group’s leasing business in Japan for ¥181 billion by acquiring a 100% equity interest in GE Japan GK (“GE Japan”). The acquired leasing business is comprised mainly of equipment/asset leasing, small-ticket leasing, and automotive leasing. In September 2016, GE Japan changed its corporate name to SMFL Capital Company, Limited.

Public Takeover Offers

Not applicable.

4.B.    BUSINESS OVERVIEW

Overview

We are the holding company for the SMBC Group. The SMBC Group is comprised of SMBC, SMBC Trust Bank Ltd. (“SMBC Trust Bank”), SMFL, SMBC Nikko Securities Inc. (“SMBC Nikko Securities”), Sumitomo Mitsui Card Company, Limited (“Sumitomo Mitsui Card”), Cedyna Financial Corporation(“Cedyna”), SMBC Consumer Finance Co., Ltd. (“SMBC Consumer Finance”), The Japan Research Institute, Limited (“The Japan Research Institute”), Sumitomo Mitsui Asset Management Company, Limited (“SMAM”) and other subsidiaries and affiliates. We are one of the three largest financial groups in Japan and offer a diverse range of financial services, including commercial banking, leasing, securities, consumer finance and other services.

On April 1, 2017, we introduced SMBC Group-wide business units, which determine strategies for each customer segment across SMBC Group companies, to further enhance our capability to meet our customers’ diversified needs. In connection with the introduction of such business units, beginning with the fiscal year ended March 31, 2018, we have also reorganized our business segments, which formerly consisted of Commercial Banking, Leasing, Securities and Consumer Finance, with the remaining operations recorded in Others, into Wholesale Business, Retail Business, International Business and Global Markets Business, with the remaining operations recorded in Head office account and others. See “Item 4.C. Organizational Structure.”

On March 23, 2018, with the aim of enhancing our corporate group’s brand value, we announced that “SMBC” would be designated as our corporate group’s master brand from April 2018. In line with this change, our corporate group, which was formerly referred to as the “Sumitomo Mitsui Financial Group” or its acronym “SMFG,” is now referred to as the “SMBC Group.” “Sumitomo Mitsui Financial Group” continues to be used as the holding company’s name.

Management Philosophy

Our SMBC Group-wide management philosophy is as follows:

•	we grow and prosper together with our customers, by providing services of greater value to them;

•	we aim to maximize our shareholders’ value through the continuous growth of our business; and

•	we create a work environment that encourages and rewards diligent and highly-motivated employees.

In addition to our SMBC Group-wide management philosophy, we have also established a code of conduct. Our code of conduct is designed to be a guideline for the conduct of our directors, officers and employees in the realization of our SMBC Group-wide management philosophy in all areas. Our code of conduct is as follows:

•	to strive to increase shareholder value whilst also maintaining healthy relationships with customers, employees and other stakeholders. To give utmost consideration to the trust which people have in the firm, to abide by all laws and regulations, to maintain a high ethical standard, and to act fairly and sincerely;

•	to continue improving our knowledge and capability and, at the same time, to raise our productivity in order to provide superior financial services at competitive prices;

•	to establish a top brand global financial group by understanding the needs of each customer and by providing valuable services which meet those needs;

•	to be selective and focused in the implementation of our business strategy, to define and develop the competitive advantages which we have over our competitors and, by allocating managerial resources strategically to those businesses, to become a top player in our selected markets;

•	to be creative, proactive and courageous in order to be in a leading position in all business areas and always a step ahead of our competitors;

•	to build a strong organization based on market practice and sound principles whilst reflecting our diverse values. To delegate internal authority under an efficient and effective management system which facilitates speedy decision-making and execution; and

•	to support our business growth and the development of our employees by setting challenging targets within an evaluation and compensation framework which emphasizes their capabilities and achievements.

Environment

We recognize preservation of the environment as one of our most important management objectives and strive to achieve harmony with the natural environment in our corporate activities.

Basic Philosophy Regarding the SMBC Group’s Environmental Activities

Recognizing the importance of realizing a sustainable society as one of our most important tasks, we make continuous efforts to harmonize environmental preservation and pollution control with corporate activities, in order to support the economy and contribute to the betterment of society as a whole.

We and our principal SMBC Group companies have obtained ISO 14001 certification, the international standard for environmental management systems. Every year we set environmental objectives which we systematically pursue through environmental activities based on a PDCA (Plan, Do, Check and Act) cycle. SMBC and some of our other SMBC Group companies adopted “Principles for Financial Action towards a Sustainable Society” in October 2011, which have been set forth for the purposes of making environmental financing widely-known and improving the quality of environmental financing.

In our Credit Policy, which describes the universal and basic philosophies, guidelines and rules for credit operations, SMBC declares its policy of prohibiting credit for problematic loans in terms of public responsibility, or extending credit for loans which may have a significant negative impact on the global environment and to the society. For large-scale projects which may potentially exert a major impact on the environment and society, SMBC adopts the Equator Principles, a set of guidelines developed by private-sector financial institutions for managing environmental and social risk related to financing large-scale projects, and conducts environmental and social risk assessments.

SMBC has policies for specific sectors listed below, which may have environmental and social influences such as adverse impact on human rights and climate change. These policies have been reflected in our Credit Policy.

•	Coal-fired power plants;

•	Palm oil plantation developments;

•	Deforestation;

•	Cluster munitions and other slaughter weapons manufacturing; and

•	Soil contamination and asbestos.

Description of Operations and Principal Activities

Wholesale Business Unit

The Wholesale Business Unit provides financing, investment management, risk hedging and settlement services as well as financial solutions that respond to wide-ranging client needs in relation to M&A and other advisory services and leasing, primarily for large-and mid-sized corporate clients in Japan. This business unit mainly consists of the wholesale businesses of SMBC, SMBC Nikko Securities, SMBC Trust Bank and SMFL.

Financing and Investment Management

The Wholesale Business Unit provides financing services that include bilateral loans, syndicated loans, commitment lines, structured finance, project finance, nonrecourse loans to and investments in corporate customers directly or through private equity funds, securitization, debt and equity underwriting and corporate bond trustee and registrar services.

The Wholesale Business Unit also provides investment management services such as deposits and investment trusts. In addition, this business unit offers a wide range of securities products including structured bonds and subordinated bonds to corporate clients through SMBC and SMBC Nikko Securities.

Risk Hedging

The Wholesale Business Unit provides various risk hedging services including forward exchange contracts and derivatives to meet our customers’ demand for hedging risks such as interest rate risk or foreign exchange rate risk in their transactions. This business unit also provides guarantee services including stand-by credit, performance bond and credit guarantee services.

Settlement

The Wholesale Business Unit offers a variety of products and services including remittance, cash management, trade finance for export and import activities and supply chain finance to optimize customers’ cash flows and business flows.

M&A and Other Advisory Services

The Wholesale Business Unit responds to customers’ diversifying business strategies and management issues by providing solutions custom-tailored to their business characteristics and growth stage.

The Wholesale Business Unit caters to large corporate clients in their global business activities by leveraging the collective strength of SMBC Group companies. For example, SMBC and SMBC Nikko Securities support the entire deal process of cross-border M&A projects on a collaborative basis.

For mid-sized companies, the Wholesale Business Unit provides a wide range of financial services including direct investment, LBO financing, debt restructuring, support for initial public offering and M&A advisory to enhance our customers’ corporate value, working in conjunction with private equity funds as necessary. In real estate and related businesses, this business unit provides a full lineup of services including brokerage and asset management by SMBC Trust Bank and funding support mainly by SMBC.

For start-up companies, the Wholesale Business Unit offers support in accordance with clients’ stage of growth such as management consulting, venture investment, financing and support for initial public offerings.

For clients considering business overseas, the Wholesale Business Unit provides tailored information on local laws and regulations and on Japanese companies already present in target countries. For clients who already have business overseas, each SMBC Group company collaborates to provide high quality solutions in areas such as business expansion and reorganization.

Leasing

The Wholesale Business Unit provides a wide range of leasing services including equipment, operating and leveraged leasing mainly through SMFL. SMFL is one of the major leasing companies in Japan. We have a 60% equity interest in SMFL, while the remaining 40% is held by Sumitomo Corporation (“Sumitomo Corp”), a non-affiliate.

On April 1, 2016, SMFL acquired GE group’s leasing business in Japan by acquiring a 100% equity interest in GE Japan. The acquired leasing business is comprised mainly of equipment/asset leasing, small-ticket leasing and automotive leasing. On September 5, 2016, GE Japan changed its corporate name to SMFL Capital Company, Limited.

We announced on November 6, 2017 that we had entered into a basic agreement with Sumitomo Corp concerning the reorganization of our joint leasing partnership, and concluded on March 30, 2018 the final agreement regarding the reorganization, subject to the approval of foreign and domestic regulatory authorities. The completion of the reorganization is tentatively scheduled from November 2018 to January 2019. In this reorganization, we will transfer a portion of our shares of SMFL, a company jointly owned by us and Sumitomo Corp, to SMFL. Following the share transfer, our equity interest in SMFL will decrease from the current 60% to 50% while Sumitomo Corp’s equity interest will increase from 40% to 50%. As a result, SMFL will cease to be our consolidated subsidiary and will become our joint venture, and its consolidated subsidiaries SMBC Aviation Capital Limited, which belongs to the International Business Unit, and SMFL Capital Company, Limited will become our equity method investees. Subsequently, SMFL Capital Company, Limited will be merged into SMFL.

Retail Business Unit

The Retail Business Unit provides financial services to both consumers residing in Japan and domestic small-sized companies and mainly consists of the retail businesses of SMBC, SMBC Nikko Securities and SMBC Trust Bank together with three consumer finance companies, Sumitomo Mitsui Card, Cedyna and SMBC Consumer Finance.

This business unit offers a wide range of products and services for consumers, including wealth management, settlement services, consumer finance and housing loans, in order to address the financial needs of all individual customers.

Wealth Management

The Retail Business Unit offers a variety of financial services including personal bank accounts, deposit products such as ordinary deposits, time deposits and foreign currency deposits, investment trust, equity, bond and insurance products.

In addition, SMBC and SMBC Nikko Securities are promoting greater collaboration in order to meet customers’ diverse needs for asset management by leveraging their respective strengths of a broad client base and a high advisory capability.

On January 1, 2018, SMBC Nikko Securities merged with SMBC Friend Securities Co., Ltd., which had been our wholly owned subsidiary. This merger was made for the purpose of strengthening our securities business by reinforcing consulting-type sales, enhancing productivity through the optimization of sales personnel staffing and achieving cost saving synergies through the consolidation of overlapping management infrastructure.

In addition, the Retail Business Unit, through SMBC Trust Bank, offers extensive trust services tailored to the needs of customers, such as wealth management solutions.

In November 2015, SMBC Trust Bank acquired the retail banking business of Citibank Japan Ltd., a wholly owned subsidiary of Citigroup Inc. This acquisition was made for the purpose of expanding our business model to offer additional products and services to our customers, including foreign currency investment products and global services.

Settlement

The Retail Business Unit conducts credit card, installment and solution businesses and provides customers with secure and convenient payment methods.

In the credit card business, Sumitomo Mitsui Card and Cedyna conduct a comprehensive credit card business with a strong brand, and offer a variety of settlement and finance services to meet diverse customer needs.

Sumitomo Mitsui Card is a leading company in Japan’s credit card industry, having introduced the Visa brand into the Japanese market. We, Sumitomo Mitsui Card, SMBC and NTT DoCoMo, Inc. (“NTT DoCoMo”) formed a strategic business and capital alliance in credit payment service. We have a 66% equity interest in Sumitomo Mitsui Card, while the remaining 34% is held by NTT DoCoMo. Pursuant to the alliance, Sumitomo Mitsui Card offers a credit payment service using NTT DoCoMo’s mobile phones equipped with contactless IC chips. In addition, Sumitomo Mitsui Card issues a variety of affiliated credit cards in cooperation with partners including, but not limited to, railway companies, airline companies, department stores and online retailers to satisfy both these partners’ and cardholders’ needs.

Cedyna conducts credit card, installment (such as shopping credit and automobile loan) and solution (such as collection outsourcing and factoring) businesses. On April 1, 2016, Cedyna merged with SAKURA CARD CO., LTD., which had been our subsidiary and engaged in the credit card business, to further enhance its capability to meet the wide range of customer needs and deliver higher value-added products and services.

SMBC, Sumitomo Mitsui Card and Cedyna are leveraging their strengths to address cashless payment needs and integrate marketing and business operations.

Consumer Finance

The Retail Business Unit offers a variety of consumer loan products including unsecured card loan products mainly through SMBC and SMBC Consumer Finance to meet the wide range of individual customers’ demand for funds. Also, SMBC Consumer Finance guarantees certain consumer loans made by SMBC and other financial institutions.

In addition, SMBC and SMBC Mobit Co., LTD., (“SMBC Mobit”) which is a wholly owned subsidiary of SMBC Consumer Finance engaged in the card loan business, are strengthening their partnership. For example, a loan card from SMBC Mobit can be applied for or received through automated contract machines in SMBC branch offices.

Housing Loans

The Retail Business Unit provides housing loans with a variety of terms and interest rates, including fixed-rate loans with 2- to 35-year terms, to meet diversified customer needs. As an example of a product addressing a specific customer need, this business unit offers a housing loan combined with an insurance policy that covers the repayment of the outstanding loan balance in the event the borrower is diagnosed with certain diseases. Housing loans are principally secured by collateral or supported by guarantees.

The Retail Business Unit operations are mainly conducted through a large and well developed branch network. We had a domestic network consisting of 441 SMBC branch offices, 26 SMBC Trust Bank branch offices, 148 SMBC Nikko Securities branch offices and 959 SMBC Consumer Finance staffed and unstaffed branch offices at March 31, 2018. Some SMBC branches provide financial consulting services for asset management and housing loans during extended hours, including weekday evenings, weekends and national holidays, for the convenience of individual customers.

The Retail Business Unit also operates an extensive network of ATMs in Japan. At March 31, 2018, SMBC offers its customers’ access to 56,012 ATMs, some of which are SMBC’s ATMs and the majority of which are ATMs made available through arrangements with other ATM providers such as convenience store chains. SMBC Consumer Finance offers its customers’ access to 1,967 automatic contract machines and ATMs at March 31, 2018.

This business unit also offers internet banking services for consumers. At March 31, 2018, SMBC’s internet banking services had approximately 16 million registered users. The users are able to transfer funds, perform balance inquiries, make time deposits and foreign currency deposits, and buy and sell investment trusts over the internet, as well as over mobile phones and traditional telephones.

Moreover, in credit card business, there are approximately 27 million and 16 million card holders of Sumitomo Mitsui Card and Cedyna at March 31, 2018.

The Retail Business Unit is implementing an initiative to supply customers with convenient and easy-to-use services by utilizing digital technologies and expand consulting space for individual clients at SMBC branches, while pushing ahead with digitalization of administrative processes and the transfer of administrative functions of branches to administration centers. These reforms will enable us to reduce costs while providing customers with convenient and high quality services.

The Retail Business Unit promotes digitalization in a variety of areas, including a debit card offering that addresses cashless payment needs, a smartphone application that allows our customers to easily and seamlessly view information on transactions with SMBC, SMBC Nikko Securities and Sumitomo Mitsui Card, an automated chat service utilizing artificial intelligence and a biometric authentication platform.

This business unit also provides private banking and asset succession consulting for high-net-worth individuals.

For small-sized companies, this business unit provides a wide array of financial products and services to comprehensively address business owners’ needs as both corporate managers and individuals such as business and asset succession.

International Business Unit

The International Business Unit supports the global businesses of a diverse range of clients, such as Japanese companies operating overseas, non-Japanese companies, financial institutions, and government agencies and public corporations of various countries. This business unit mainly consists of the international businesses of SMBC, SMBC Nikko Securities, SMBC Trust Bank, SMFL and their foreign subsidiaries. At March 31, 2018, we have global network of 129 offices in 40 countries and regions.

Banking Business

The International Business Unit provides a variety of tailored products and services to meet customer and market requirements, including loans, deposits, clearing services, trade finance, project finance, loan syndication, derivatives and global cash management services.

At March 31, 2018, SMBC’s international network consisted of 18 branches, 22 sub-branches and 4 representative offices and SMBC seeks to meet customers’ needs globally, together with the network of SMBC’s foreign banking subsidiaries such as Sumitomo Mitsui Banking Corporation Europe Limited with 7 offices and Sumitomo Mitsui Banking Corporation (China) Limited with 16 offices and foreign banking associates, including PT Bank Tabungan Pensiunan Nasional Tbk, The Bank of East Asia, Limited, ACLEDA Bank Plc. and Vietnam Export Import Commercial Joint Stock Bank.

Securities Business

In overseas markets, the International Business Unit provides services such as underwriting activities, Japanese stockbroking and M&A advisory through SMBC Nikko Capital Markets Limited and SMBC Nikko Securities America, Inc., which are subsidiaries of SMBC in the United Kingdom and the United States respectively. In addition, this business unit provides Japanese stockbroking and M&A advisory services through SMBC Nikko Securities (Hong Kong) Limited and SMBC Nikko Securities (Singapore) Pte. Ltd., and M&A advisory related services through SMBC Nikko Investment Consulting (Shanghai) Limited. Together with other SMBC Nikko Securities’ subsidiaries and affiliates, this business unit offers high quality financial services to clients on a global basis.

Leasing Business

The International Business Unit provides a variety of leasing services related to the construction machinery, transportation equipment, industrial machinery, medical equipment and other categories mainly through SMFL’s offices overseas. This business unit also offers aircraft leasing services through SMBC Aviation Capital Limited, a subsidiary of SMFL, and railcar leasing services through SMBC Rail Services LLC, which is a railcar operating leasing company and a subsidiary of SMBC Leasing and Finance, Inc.

For detailed information on the reorganization of our joint leasing partnership, see “Wholesale Business Unit—Leasing” in this section.

On June 1, 2017, we, through SMBC Rail Services LLC, acquired all membership interests of American Railcar Leasing LLC, one of the leading railcar leasing companies in the United States. We pursued this acquisition based on our expectation that railcar leasing business in the United States will experience further growth and high profitability due to stable demand for rail freight transportation, which is the core infrastructure for inland logistics. Through this acquisition, we aim to expand our railcar leasing business and services by further enhancing our fleet portfolio to appropriately meet diverse needs of clients in a wide range of industries.

Global Markets Business Unit

The Global Markets Business Unit offers solutions through foreign exchange products, derivatives, bonds, stocks and other marketable financial products and also undertakes asset liability management operations, which help comprehensively control balance sheet liquidity risks and interest rate risks. This business unit consists of the Treasury Unit of SMBC and the Product Unit of SMBC Nikko Securities.

Asset Liability Management and Portfolio Management

The Global Markets Business Unit maintains high profitability and stability by establishing a portfolio with highly liquid products and focusing on products for which investment appetite is high, and by carrying out portfolio rebalancing in a nimble and dynamic manner in response to changes in market conditions.

Foreign Currency Funding

To support our overseas businesses, this business unit strives to improve the stability of our foreign currency funding by diversifying funding methods and expanding the scope of investors we target. At the same time, this business unit keeps appropriate control of the balance sheet in response to international financial regulations.

Sales and Trading

The Global Markets Business Unit provides detailed information on market conditions and economic trends to address customers’ hedging and asset management needs, expands its product lineup in foreign exchange, derivative, bond, stock and other products and supplies timely solutions to increase customer satisfaction and SMBC Group earnings.

In addition, this business unit encourages the use of electronic transactions such as its electronic foreign exchange execution platform available via the Internet to respond to the needs of a wider range of customers.

Other Major Business

System Development, Data Processing, Management Consulting and Economic Research

We provide financial consultation services relating to management reforms, IT, the planning and development of strategic information systems and outsourcing. We also conduct diverse activities including domestic and international economic research and analysis, policy recommendations and business incubation. We offer these services mainly through The Japan Research Institute.

Asset Management

We engage in the investment advisory and investment trust management businesses.

On July 29, 2016, we acquired an additional 20% of the outstanding shares of SMAM and increased our equity interest in SMAM to 60%. As a result, SMAM, our former associate, became our subsidiary. On May 11, 2018, we announced that we had concluded a memorandum of understanding regarding a merger of SMAM and Daiwa SB Investments Ltd., our associate, in April 2019, subject to the approval of regulatory authorities. We expect the merged company to enhance its investment management capabilities and business foundations, in addition to expanding the scale of its operations. The merged company is scheduled to become our subsidiary.

Others

Our associates Kansai Urban Banking Corporation (“KUBC”) and THE MINATO BANK, LTD. (“The Minato Bank”) engage in commercial banking business in Kansai area.

In March 2017, we announced our plan to integrate KUBC, The Minato Bank and The Kinki Osaka Bank, Ltd., which is a regional financial institution based in Kansai area and a wholly owned subsidiary of Resona Holdings, Inc. (“Resona Holdings”), a financial holding company head quartered in Japan. In September 2017, we executed a business integration agreement in connection with the plan. As part of this business integration, KUBC and The Minato Bank ceased to be our subsidiaries and became our equity-method associates. In addition, through a series of transactions including share exchanges effected in April 2018, the three banks became wholly owned subsidiaries of Kansai Mirai Financial Group, Inc., an intermediate holding company established by Resona Holdings, and Kansai Mirai Financial Group, Inc. became our equity-method associate.

Credit Loss Protection Agreement with Goldman Sachs

To expand its overseas portfolio and revenue, SMBC entered into agreements with Goldman Sachs in 2003 to provide credit protection to Goldman Sachs’ extension of credit to their investment grade clients in exchange for receiving a proportion of the fees and interest income from the borrowers. In connection with the agreements, Goldman Sachs established certain wholly owned subsidiaries (“William Street Entities”) that might make credit commitments and extensions. Goldman Sachs entered into credit loss protection arrangements with SMBC in order to hedge in part the credit risk to its investment in the William Street Entities. SMBC, through its Cayman Islands branch, would issue letters of credit in exchange for fees equal to a portion of the fees and interest to be paid by the borrowers to the William Street Entities. The first letter of credit (“FLC”), was issued in 2003 in a maximum available amount of $1 billion, and is available over a 20-year period, subject to early termination or extension. Also, from time to time over a 20-year period, subject to early termination or extension and other conditions, upon the request of Goldman Sachs, SMBC has issued letters of credit and may issue one or more additional letters of credit (each a second letter of credit (“SLC Series”) exposing SMBC to risk rated BBB/Baa2 or higher in an aggregate maximum available amount of $1.125 billion). Goldman Sachs may draw on the letters of credit in the event that Goldman Sachs realizes certain losses (“Specified Losses”), with respect to loan commitments or loans extended thereunder that Goldman Sachs has entered into with specified borrowers approved by SMBC and Goldman Sachs.

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

In connection with these credit arrangements, SMBC pays Goldman Sachs an administration fee based on the aggregate amount of commitments covered by the FLC.

The credit loss protection arrangements contain a number of provisions that give SMBC some control over the determination of borrowers to which it has potential exposure under the FLC and any SLC Series:

•	Goldman Sachs may make credit commitments covered by the arrangements only to borrowers approved by SMBC.

•	Unless SMBC and Goldman Sachs agree otherwise, the borrowers covered by the FLC and any SLC Series that are rated by both of the two major rating agencies must be rated investment grade by at least one, and borrowers that are rated only by one of the two major rating agencies must be rated investment grade by that rating agency. If neither of the two major rating agencies rates a borrower, then further credit to the borrower shall no longer be covered by the FLC or any SLC Series, if SMBC and Goldman Sachs determine the borrower’s credit conditions are lower than investment grade.

•	If the ratings of an approved borrower fall below investment grade in the judgment of both major rating agencies (or, if a borrower is rated investment grade by only one agency, and that agency downgrades the borrower below investment grade), further credit to that borrower will no longer be covered by these arrangements, unless SMBC and Goldman Sachs otherwise agree.

SMBC, through a separate bankruptcy-remote Cayman Islands subsidiary, has collateralized the obligations on the FLC and a portion of the SLC Series by buying $1.505 billion of Goldman Sachs demand notes and pledging those demand notes to Goldman Sachs. If Goldman Sachs activates an SLC Series that is not collateralized, SMBC through its Cayman Islands subsidiary will be required to purchase and pledge additional Goldman Sachs demand notes with a principal amount equal to the stated amount of that SLC Series. Subject to certain conditions, SMBC has the right to substitute as collateral high quality liquid securities for the Goldman Sachs demand notes.

These arrangements are designed to collateralize SMBC’s obligations in the event SMBC’s Cayman Islands branch fails to perform on the FLC or any SLC Series, including as a result of our insolvency or the insolvency of SMBC or SMBC’s Cayman Islands branch.

If Goldman Sachs’ credit rating, as determined by either of the two major credit rating agencies, falls below investment grade, Goldman Sachs is obligated to provide collateral to SMBC to support Goldman Sachs’ obligations under the Goldman Sachs demand notes. As an initial 15-year period under the letters of credit lapsed in February 2018, SMBC and Goldman Sachs have been able to negotiate in good faith to extend the terms of the letter of credit arrangements for one additional five-year term taking it up to 25 years. Before the expiration of the initial 20-year term, in certain circumstances, the letter of credit arrangements with SMBC may be terminated by SMBC or Goldman Sachs, in which event Goldman Sachs would be obligated to prepay any outstanding demand notes. In circumstances related primarily to the creditworthiness of SMBC or a breach of its representations or covenants, Goldman Sachs may draw on the letters of credit for early termination amounts of up to the remaining undrawn or available amount on the letters of credit. In connection with draws on the letters of credit of early termination amounts, Goldman Sachs would have to prepay any outstanding demand notes. Goldman Sachs also would be obligated to pay SMBC on the originally scheduled expiration date of the letter of credit arrangements an amount equal to the early termination amounts minus the losses that would have been reimbursed under the letters of credit had they not terminated early.

Management Policies

On May 15, 2017, we announced our new medium-term management plan, “SMFG Next Stage” (currently “SMBC Group Next Stage”), for the three-years through March 2020. By combining the SMBC Group’s strengths with more focused business management, we aim to be the financial institution of choice for our customers, to achieve sustainable growth and to enhance corporate value through the provision of products and services that add value to our customers. Under the medium-term management plan, we have established the following three core policies in order to achieve sustainable growth and reach the next stage of our journey towards our vision for the next decade of becoming “a global financial group that, by earning the highest trust of our customers, leads the growth of Japan and the Asian region.”

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

Meanwhile, we intend to optimize workflows and share infrastructures among SMBC Group companies by fully utilizing digital technology. Specifically, we intend to enhance productivity on an SMBC Group-wide basis by reorganizing our retail branches and group structure such as through the merging of our security subsidiaries.

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

Integration across the SMBC Group and globally to achieve sustainable growth

Governance and management structure to maximize our business potential. We transitioned from a company with a board of auditors to a company with three statutory committees in order to enhance our corporate governance system as a Global Systemically Important Financial Institution, “G-SIFI” on June 29, 2017. To maximize business opportunities on an SMBC Group-wide and global basis, we have established SMBC Group-wide business units and introduced a Group Chief Officers system (“CxO system”). Specifically, we intend to seek to meet the needs of a wide range of clients by executing strategies and strengthening services on an SMBC Group-wide basis. Further, we intend to optimize resource allocation by sharing management resources, for example by exchanging employees among SMBC Group companies. In addition, we intend to control the allocation of human resources and IT investment on an SMBC Group-wide basis by enhancing the capabilities of our planning and management functions. In order to support these initiatives, we intend to introduce management frameworks, such as setting ROE targets for each business unit, and improved management information systems. In addition, we have revised the executive pay system by introducing stock-based compensation which is linked to financial targets within our medium-term management plan and to our stock performance in order to tighten the link with business performance. We also raised the ratio of stock-based compensation for executives in order to ensure the business is well aligned with the shareholder’s perspective.

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

Revenues by Region

The following table sets forth the percentage of our total operating income under IFRS for the fiscal years ended March 31, 2018, 2017, and 2016, based on the total operating income of our offices in the indicated regions. For each of the periods presented, we earned more than half of our total operating income in Japan, where we compete with other major Japanese banking groups and financial service providers. We earned the remainder in the Americas, Europe and Middle East, and Asia and Oceania, where we mainly compete with global financial institutions.

	For the fiscal year ended March 31,
	2018	2017	2016
Region:
Japan	70%	70%	77%
Foreign:
Americas	9%	9%	5%
Europe and Middle East	13%	12%	10%
Asia and Oceania (excluding Japan)	8%	9%	8%

Total	100%	100%	100%

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

The Banking Act authorizes the FSA to inspect banks and bank holding companies in Japan at any time and with any frequency. The FSA monitors the financial soundness of banks and the status and performance of their control systems and reviews their compliance with laws and regulations. The FSA has issued guidelines on its inspection of financial institutions called the Financial Inspection Manual. The Financial Inspection Manual itself does not have the force of law, but the FSA’s inspections of banks are based on the Financial Inspection Manual, which emphasizes the need for bank self-assessment rather than assessment based on the advice of the government authority and risk management by each bank instead of a mere assessment of its assets. On December 15, 2017, the FSA published a report outlining its new supervisory approaches which include expanding the scope of its supervisory approaches from a backward-looking, element-by-element compliance check to substantive, forward-looking and holistic analysis and judgment. According to the report, the FSA will repeal the FSA’s Financial Inspection Manual after April 1, 2019. Following an inspection, the FSA may exercise its authority over a bank under the Banking Act to suspend or terminate its banking business.

The Ministry of Finance

The Ministry of Finance conducts examinations of banks in relation to foreign exchange transactions under the Foreign Exchange and Foreign Trade Act.

The Bank of Japan

The Bank of Japan (“BOJ”) is the central bank of Japan and serves as the principal instrument for the execution of Japan’s monetary policy. The BOJ implements monetary policy mainly by adjusting its basic loan rate, open market operations and imposing deposit reserve requirements. All banks in Japan maintain deposits with the BOJ and rely substantially upon obtaining borrowings from and rediscounting bills with the BOJ. Moreover, most banks in Japan maintain current accounts under agreements with the BOJ pursuant to which the BOJ can conclude a contract with SMBC concerning on-site examinations. BOJ supervision is intended to support the effective execution of monetary policy, while FSA supervision aims to maintain the sound operations of banks in Japan and promote the security of depositors. Through its examinations, the BOJ seeks to identify problems at an early stage and give corrective guidance where necessary.

Regulations Regarding Capital Adequacy and Liquidity

Capital Adequacy Requirement

In 1988, the BCBS issued the Basel Capital Accord. The Basel Capital Accord sets minimum risk-weighted capital ratios for the purpose of maintaining sound management of banks which have international operations. The minimum risk-weighted capital ratio required was 8% on both a consolidated and nonconsolidated basis. In

2004, the BCBS issued the amended Basel Capital Accord (“Basel II”), which includes detailed measurement of credit risk, the addition of operational risk, a supervisory review process and market discipline through disclosure. These amendments did not change the minimum risk-weighted capital ratio of 8% applicable to banks with international operations (including SMBC). These rules took effect in Japan in 2007, and since 2008, banks are able to apply the advanced IRB approach for credit risk and the AMA for operational risk.

In July 2009, the BCBS approved a final package of measures to enhance certain elements of the Basel II framework, which includes an increase of the risk weights of resecuritization instruments and revisions of certain trading book rules (referred to as “Basel 2.5”), and the FSA’s capital adequacy guidelines which reflect such framework have been applied in Japan from December 2011.

In September 2009, the GHOS reached an agreement on several key measures to strengthen regulation of the banking sector, and in December 2009 the BCBS published a consultative document entitled “Strengthening the resilience of the banking sector” containing proposals on these measures centering on several core areas. The BCBS’ proposals focused on raising the quality, consistency and transparency of the regulatory capital base through measures including a requirement that the predominant form of Tier 1 capital must be common shares and retained earnings; limitations on the use of hybrid instruments with an incentive to redeem; a requirement that regulatory adjustments, including deductions of the amount of net deferred tax assets which rely on the future profitability of a bank, be applied to common equity generally; and a requirement for additional disclosure regarding regulatory capital levels.

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

In September 2013, the BCBS and the International Organization of Securities Commissions (“IOSCO”) released the final framework for margin requirements for non-centrally cleared derivatives (“2013 framework”). This framework will require high quality liquid assets to be posted as margin on non-centrally cleared derivative transactions, which could adversely affect our liquidity position. The requirements were originally planned to be phased in over a four-year period beginning in December 2015 with the largest, most active and most systemically important participants in the derivatives market, including us. In March 2015, the BCBS and IOSCO released revisions to the 2013 framework, which delayed the beginning of the phase-in period for collecting and posting initial margin on non-centrally cleared trades from December 2015 to September 2016. The full phase-in schedule has been adjusted to reflect this nine-month delay. The revisions also institute a six-month phase-in period of the requirement to exchange variation margin, which began in September 2016.

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

G-SIBs will also be subject to a global standard for TLAC, which establishes a minimum requirement for loss-absorbing and recapitalization capacity available in resolution at G-SIBs, to ensure that they can be resolved in an orderly manner without putting public funds at risk. In November 2015, as part of its agenda to address risks arising from G-SIBs, the FSB published the final TLAC standard. The final TLAC standard defines certain minimum requirements for instruments and liabilities so that if a G-SIB fails, it will have sufficient loss-absorbing and recapitalization capacity available to ensure that it can be resolved in an orderly manner which minimizes potential impact on financial stability, maintains the continuity of critical functions and avoids exposing public funds to loss. In addition, in April 2016, the FSA published a paper entitled “The FSA’s Approach to Introduce the TLAC Framework” (“FSA’s Approach”) which was revised in April 2018. This describes the FSA’s approach for the introduction of TLAC requirements in Japan, although it remains subject to change based on future international discussions. According to the FSA’s Approach, the preferred resolution strategy for G-SIBs in Japan is Single Point of Entry resolution, in which resolution powers are applied to the top-level entity of a banking group by a single national resolution authority, although the actual measures to be taken will be determined on a case-by-case basis considering the actual condition of the relevant Japanese G-SIB in crisis. To implement this Single Point of Entry resolution strategy effectively, the FSA plans to require bank holding companies of Japanese G-SIBs, which will be the resolution entities, to (i) meet the minimum external TLAC requirements provided under the FSB’s TLAC standard (being at least 16% of their risk-weighted assets starting from March 2019 and at least 18% of their risk-weighted assets starting from March 2022), and (ii) cause their material subsidiaries that are designated as systemically important by the FSA or that are subject to TLAC requirements or similar requirements by the relevant foreign authorities, including but not limited to certain material sub-groups as provided in the FSB’s TLAC standard, to maintain a certain level of capital and debt recognized by the FSA as internal TLAC, in order that losses incurred at the material sub-group can be absorbed by the bank holding company through such internal TLAC with the involvement of the FSA. In addition, according to the FSA’s Approach, Japanese G-SIBs are expected to be allowed to count Japan’s deposit insurance fund reserves in an amount equivalent to 2.5% of their risk-weighted assets from March 2019 and 3.5% of their risk-weighted assets from March 2022 as external TLAC.

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

On December 7, 2017, the GHOS endorsed the outstanding Basel III regulatory reforms. The endorsed reforms include the following elements:

•	a revised standardized approach for credit risk;

•	revisions to the internal ratings-based approach for credit risk, where the use of the most advanced internally modeled approaches for low-default portfolios will be limited;

•	revisions to the credit valuation adjustment framework, including the removal of the internally modeled approach and the introduction of a revised standardized approach;

•	a revised standardized approach for operational risk, which will replace the existing standardized approaches and the advanced measurement approach;

•	revisions to the measurement of the leverage ratio and a leverage ratio buffer for G-SIBs; and

•	revisions to the capital floor, under which banks’ risk-weighted assets must be no lower than 72.5% of total risk-weighted assets as calculated using only the standardized approaches under the revised Basel III framework, and a requirement that banks disclose their risk-weighted assets based on such standardized approaches.

The revised framework, other than revisions to the capital floor, will take effect from January 1, 2022. The revisions to the capital floor will be phased in from January 1, 2022, with an initial capital floor of 50%, and will reach 72.5% by January 1, 2027.

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

Leverage Ratio

In March 2015, the FSA published its leverage ratio guidelines which have been applied from March 31, 2015 to help ensure broad and adequate capture of both on- and off-balance sheet sources of leverage for internationally active banks. The FSA’s leverage ratio guidelines are based on the text of the leverage ratio framework and disclosure requirements issued by the BCBS in January 2014. From January 1, 2013 to January 1, 2017, the BCBS monitored banks’ leverage ratio data to assess whether the design and calibration of its indicated minimum leverage ratio of 3% was appropriate.

In January 2016, the GHOS agreed that the leverage ratio should be based on a Tier 1 definition of capital and should comprise a minimum level of 3%. On December 7, 2017, the definition and requirements of the leverage ratio were revised as part of the revised Basel III reforms. Under the revised Basel III reforms, in addition to meeting the minimum leverage ratio, G-SIBs are required to meet a leverage ratio buffer, which will take the form of a Tier 1 capital buffer set at 50% of the applicable G-SIB capital surcharge. Various refinements were also made to the definition of the leverage ratio exposure measure. The leverage ratio requirements under the definition based on the framework issued by the BCBS in January 2014 were implemented as a Pillar 1 measurement from January 2018, and those under the revised definition and the leverage ratio buffer requirement for the G-SIBs will be implemented as a Pillar 1 measurement from January 1, 2022.

Liquidity Requirement

In October 2014, the FSA published its guidelines for liquidity coverage ratio (“LCR”) applicable to banks with international operations that have been applied from March 31, 2015. These guidelines are based on the full text of the LCR standard issued by the BCBS in January 2013. LCR is intended to promote resilience to potential liquidity disruptions over a thirty-day horizon and help ensure that global banks have sufficient, unencumbered, high-quality liquid assets to offset the net cash outflows they could encounter under an acute short-term stress scenario. Under the FSA’s LCR guidelines, banks with international operations must maintain LCR of at least 100% on both a consolidated basis and a nonconsolidated basis, while the minimum LCR requirements are being phased in between March 31, 2015 and March 31, 2019 with an increase of 10% in each year starting from 60%.

In October 2014, the BCBS issued the final standard for the net stable funding ratio (“NSFR”), which requires a minimum amount of stable sources of funding at a bank relative to the liquidity profiles of the bank’s assets, as well as the potential for contingent liquidity needs arising from off-balance sheet commitments, over a one-year horizon. The NSFR was scheduled to be introduced as a minimum standard by January 1, 2018.We will be subject to the NSFR requirement, as implemented in Japan, but the FSA has not published any guidelines for the NSFR.

Self-Assessment, Reserves and Related Disclosure

Financial institutions, including SMBC, are required to establish self-assessment programs to, among other things, analyze their assets giving due consideration to accounting principles and other applicable rules and to classify their assets into categories taking into account the likelihood of repayment and the risk of impairment to the value of the assets. These classifications determine whether an addition to or reduction in reserves or write-offs is necessary.

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

FSA guidelines require banks to classify their assets not only by the five categories of obligor but also by four categories of quality. SMBC has adopted its own internal guidelines for self-assessment which conform to guidelines currently in effect and comply with the PCA system requirements.

Based on the results of the self-assessment discussed above, SMBC is required to establish a reserve for its loan portfolio in an amount SMBC considers adequate at a balance sheet date. Three categories of reserves SMBC establishes, for statutory purposes, along with the Accounting Standards for Banks issued by the Japanese Bankers Association, are a general reserve, a specific reserve and a reserve for specific overseas loan losses.

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

From April 2015 to March 2017, the DIC received annual insurance premiums from member deposit-taking institutions amounting to 0.054% of deposits primarily for payment and settlement purposes and 0.041% of deposits for other deposits, and from April 2017 to March 2018, they amounted to 0.049% and 0.036%, respectively. Furthermore, from April 2018, they amounted to 0.046% and 0.033% respectively.

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

City banks (including SMBC), regional banks (including member banks of the second association of regional banks), trust banks, credit associations, credit cooperatives, labor banks and Japan Post Bank participate in the deposit insurance system on a compulsory basis.

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

Foreign Exchange and Foreign Trade Act of Japan

Under the Foreign Exchange and Foreign Trade Act, SMBC is required to confirm that necessary permission from the relevant authorities is obtained by the customer or obtain necessary permission itself, for certain transaction involving targets who are designated under the law and the relevant orders thereunder including North Korea or Iran.

Act on Special Measures Concerning International Terrorist Assets-Freezing, etc. Conducted by the Government Taking into Consideration United Nations Security Council Resolution 1267, etc.

Under the Act on Special Measures Concerning International Terrorist Assets-Freezing, etc. Conducted by the Government Taking into Consideration United Nations Security Council Resolution 1267, etc., SMBC is generally prohibited to conduct certain transactions including donating or lending of money, securities or real estates or refunding of deposit with International Terrorist, who are designated under the law.

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

Base Erosion and Profit Shifting (BEPS)

In July 2013, the Organization for Economic Co-operation and Development (“OECD”) published the Action Plan on Base Erosion and Profit Shifting (“BEPS”) in order to prevent exploiting of gaps and mismatches in tax rules and artificial shifting of profits to low or no-tax locations. In October 2015, OECD published the final package of measures for a comprehensive, coherent and coordinated reform of the international tax rules for 15 key areas. These measures will apply once they are implemented either in domestic laws or in the network of bilateral tax treaties. Some of the deliverables published by OECD have been partially reflected to Japanese tax regulations by the tax reforms adopted from 2015 through 2018.

Common Reporting Standard (CRS)

In order to prevent tax evasion and avoidance through offshore financial accounts, the OECD developed the Common Reporting Standards (“CRS”), which calls on jurisdictions to obtain information on financial accounts of non-residents from their financial institutions and automatically exchange that information with other jurisdictions. From the perspective of implementation of the exchange of information based on CRS, the Act on Special Provisions of the Income Tax Act, the Corporation Tax Act and the Local Tax Act Incidental to Enforcement of Tax Treaties as well as the cabinet and ministerial ordinances thereunder has been amended as part of the tax reform of 2015, which became effective on January 1, 2017, and those who open a financial account with a financial institution located in Japan must submit a self-certification indicating the name of the jurisdiction of residence, etc. From 2018, each financial institution must report information pertaining to financial accounts of specific non-residents and the information is automatically exchanged with tax administrations of each jurisdiction on an annual basis.

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

Regulations in the United States

As a result of its operations in the United States, SMBC and the Company are subject to extensive federal and state banking and securities supervision and regulation. SMBC engages in U.S. banking activities directly through its branches in Los Angeles, San Francisco and New York and through its representative offices in Houston, Silicon Valley and Chicago. SMBC also controls a U.S. banking subsidiary, Manufacturers Bank, and a U.S. broker-dealer subsidiary, SMBC Nikko Securities America, Inc.

SMBC’s New York branch is supervised by the Federal Reserve Bank of New York and the New York State Department of Financial Services, but its deposits are not insured (or eligible to be insured) by the Federal Deposit Insurance Corporation (“FDIC”). SMBC’s Los Angeles and San Francisco branches are supervised by the Federal Reserve Bank of San Francisco and the California Department of Business Oversight, but their deposits are not insured (or eligible to be insured) by the FDIC. SMBC’s representative office in Houston is subject to regulation and examination by the Texas Department of Banking and the Federal Reserve Bank of Dallas. SMBC’s representative office in Silicon Valley is subject to regulation and examination by the California Department of Business Oversight and the Federal Reserve Bank of San Francisco. The SMBC’s representative office in Chicago is subject to regulation and examination by the Illinois Department of Financial and Professional Regulation and the Federal Reserve Bank of Chicago.

SMBC and the Company are qualifying foreign banking organizations under the U.S. International Banking Act of 1978, as amended (“International Banking Act”), and as such are subject to regulation as bank holding companies under the U.S. Bank Holding Company Act of 1956, as amended (“Bank Holding Company Act”). Additionally, SMBC and the Company are bank holding companies by virtue of their ownership of Manufacturers Bank. As a result, SMBC, the Company and their U.S. operations are subject to regulation, supervision and examination by the Federal Reserve Board as their U.S. “umbrella supervisor.”

Manufacturers Bank is a California state-chartered bank that is not a member of the Federal Reserve System. As a state non-member bank the deposits of which are insured by the FDIC, Manufacturers Bank is subject to regulation, supervision and examination by the FDIC and the California Department of Business Oversight.

In order to further expand our business in the U.S., we and SMBC obtained financial holding company status under the Bank Holding Company Act in May 2013, which authorizes the expansion of the scope of services we provide in the U.S., including the underwriting, dealing and making markets in, securities and other investment banking services.

Restrictions on Business Activities

As described below, federal and state banking laws and regulations restrict SMBC’s and the Company’s ability to engage, directly or indirectly through subsidiaries, in certain activities in the United States.

SMBC and the Company are required to obtain the prior approval of the Federal Reserve Board before directly or indirectly acquiring the ownership or control of more than 5% of any class of voting shares of U.S. banks, certain other depository institutions and bank or depository institution holding companies. Under the Bank

Holding Company Act and the Federal Reserve Board regulations, SMBC is required to serve as a source of financial strength to Manufacturers Bank. In addition, SMBC’s U.S. banking operations (including Manufacturers Bank and SMBC’s U.S. branches) are also restricted from engaging in certain “tying” arrangements involving products and services.

As financial holding companies, we, SMBC and the companies under our control are permitted to engage in a broader range of activities in the U.S. and abroad than permitted for bank holding companies and their subsidiaries. Unless otherwise limited by the Federal Reserve Board, financial holding companies generally can engage, directly or indirectly in the U.S. and abroad, in financial activities, either de novo or by acquisition, by providing after-the-fact notice to the Federal Reserve Board. These financial activities include underwriting, dealing and making markets in securities, insurance underwriting and brokerage and making merchant banking investments in non-financial companies for a limited period of time, as long as the financial holding company does not directly or indirectly manage the non-financial companies’ day-to-day activities, and the financial holding company’s banking subsidiaries engage only in permitted cross-marketing with the non-financial companies. If we or SMBC cease to qualify as financial holding companies, we could be barred from new financial activities or acquisitions, and have to discontinue the broader range of activities permitted to financial holding companies.

Other Prudential Restrictions

SMBC’s U.S. branches and Manufacturers Bank are subject to requirements and restrictions under U.S. federal and state law, including requirements to maintain reserves against deposits, restrictions on the types and amounts of loans that may be made and limitations on the types of investments that may be made and the types of services that may be offered. Various consumer laws and regulations also affect the operations of Manufacturers Bank, and to a limited extent, SMBC’s New York and California branches.

In addition, under U.S. federal banking laws, state-chartered banks (such as Manufacturers Bank) and state-licensed branches and agencies of foreign banks (such as SMBC’s New York branch) may not, as a general matter, engage as a principal in any type of activity not permissible for their federally chartered or licensed counterparts, unless (i) in the case of state-chartered banks, the FDIC determines that the additional activity would pose no significant risk to the FDIC’s Deposit Insurance Fund and is consistent with sound banking practices and (ii) in the case of state-licensed branches and agencies of foreign banks, the Federal Reserve Board determines that the additional activity is consistent with sound banking practices. The U.S. federal banking laws also subject state branches and agencies of foreign banks to the same single-borrower lending limits that apply to federal branches or agencies, which are substantially similar to the lending limits applicable to national banks. For SMBC’s U.S. branches, these single-borrower lending limits are based on the worldwide capital of SMBC.

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

There are various qualitative and quantitative restrictions on the extent to which the Company and its subsidiaries can borrow or otherwise obtain credit from its U.S. bank subsidiary, Manufacturers Bank, or engage in certain other transactions involving that subsidiary. In general, these transactions must be on terms that would ordinarily be offered by Manufacturers Bank to unaffiliated entities, and credit transactions must be secured by designated amounts of specified collateral. In addition, certain transactions, such as certain purchases by

Manufacturers Bank from SMBC or its non-bank subsidiaries, are subject to volume limitations. Effective in July 2012, the Dodd-Frank Act (discussed below) subjects credit exposure arising from derivative transactions, securities borrowing and lending transactions, and repurchase/reverse repurchase agreements to these collateral and volume transactions limitations.

Regulatory Requirements Applicable to Financial Holding Companies

As financial holding companies, we and SMBC are subject to additional regulatory requirements. For example, we, SMBC and Manufacturers Bank, which is our U.S. insured depository institution subsidiary, must be “well capitalized,” meaning maintenance of a Tier 1 risk-based capital ratio of at least 6% and a total risk-based capital ratio of at least 10% under the revised capital standards of Basel III, which became effective on January 1, 2015 in the U.S. In addition, we, SMBC and Manufacturers Bank must be “well managed,” including maintenance of examination ratings that are at least satisfactory. Further, SMBC is also required to be well capitalized and well managed under its home country standards, which must be comparable to those required for a U.S. bank. Failure to comply with such requirements would require us and SMBC to prepare a remediation plan, and we would not be able to undertake new business activities or acquisitions based on our status as a financial holding company during any period of noncompliance without the prior approval of the Federal Reserve Board. Divestiture or termination of certain business activities in the U.S. may also be required as a consequence of failure to correct such conditions within 180 days.

Regulations for Stabilizing the Financial System

U.S. Financial Regulatory Reform

Both the scope of the U.S. laws and regulations and the intensity of supervision have increased in recent years, in response to the financial crisis as well as other factors such as technological and market changes. Regulatory enforcement and fines have also increased across the banking and financial services sector. Many of these changes have occurred as a result of the Dodd-Frank Act and its implementing regulations, most of which are now in place, and have resulted in or are anticipated to result in additional costs and impose certain limitations on our and SMBC’s business activities. The current U.S. Presidential administration has expressed different policy goals with respect to financial regulation, but the impact that such U.S. Presidential administration’s policy goals or any new or proposed legislation could have on the regulatory requirements currently imposed on us and SMBC remains uncertain.

In 2013, the Federal Reserve Board, the SEC, the Office of the Comptroller of the Currency (“OCC”), the FDIC, and the Commodity Futures Trading Commission (“CFTC”) adopted final rules implementing what is known as the “Volcker Rule.” The final rules restrict the ability of banking entities, such as us and SMBC, to engage as principal in proprietary trading activities, or sponsor, invest in, or retain investments in certain private equity, hedge or similar funds, but a number of exclusions and exemptions limit the final rules’ extraterritorial reach.

The Dodd-Frank Act provides regulators with tools to impose greater capital, leverage and liquidity requirements and other prudential standards, particularly for financial institutions that pose significant systemic risk and bank holding companies with assets of $50 billion or more. In imposing heightened prudential standards on non-U.S. financial institutions such as us and SMBC, the Federal Reserve Board is directed to take into account the principle of national treatment and equality of competitive opportunity, and the extent to which the non-U.S. bank holding company is subject to comparable home country standards.

In 2014, the Federal Reserve Board adopted final rules that apply enhanced prudential standards to the U.S. operations of large non-U.S. banking organizations, including us. The final rules became effective on July 1, 2016, and require each of certain large non-U.S. banking organizations, such as us, to certify that it is subject to home country capital standards that are broadly consistent with the Basel capital framework, including Basel III;

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

The Dodd-Frank Act removed a longstanding prohibition on the payment of interest on demand deposits by Manufacturers Bank and SMBC’s three branches in the United States. In addition, the Dodd-Frank Act requires that the lending limits take into account credit exposure arising from derivative transactions and securities lending, securities borrowing, and repurchase agreements and reverse repurchase agreements with counterparties. In 2013, the OCC adopted the final rules that implement these new lending limits, and our New York, Los Angeles, and San Francisco branches must comply with these limits, in addition to existing state lending limits that apply to the branches. Additionally, as a California state-chartered bank, Manufacturers Bank is subject to state lending limits, which also apply to credit exposure arising from derivative transactions.

The Dodd-Frank Act also provides for an extensive framework for the regulation of OTC derivatives, including mandatory clearing, exchange trading and transaction reporting of certain OTC derivatives. In 2012, the final joint rules of the CFTC and the SEC that further define “swap” and “security based swap” became effective. As a result, certain entities are required to register with the CFTC as “swap dealers” or “major swap participants” and our subsidiary, SMBC Capital Markets, Inc., became provisionally registered as a swap dealer on December 31, 2012. Mandatory clearing, trade execution and reporting requirements for swaps took effect in 2013. Registration as a security-based swap dealer is not required until the SEC finalizes certain security-based swap rules that are still in proposed form.

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

On May 24, 2018, President Trump signed into law the Economic Growth, Regulatory Relief, and Consumer Protection Act, which is the first significant legislative reform of the Dodd Frank Act. Although this legislation makes changes to several major provisions of the Dodd Frank Act, the changes mainly relate to smaller U.S. banks and to U.S. bank holding companies, and have we expected them to limited effect upon the SMBC Group.

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

Prior to U.S. withdrawal from the JCPOA (discussed below), the United States along with the European Union provided Iran with certain sanctions relief. On Implementation Day, the United States government revoked certain Iran-related Executive Orders, temporarily waived certain statutory provisions (in certain cases, extending temporary sanctions waivers that had previously been in effect), and removed various individuals and entities from the Specially Designated Nationals and Blocked Persons List (the “SDN List”) maintained by OFAC. However, U.S. persons continued to be generally prohibited from engaging in transactions involving Iran. In addition, certain U.S. secondary sanctions targeting Iran remained in effect, including those targeting significant transactions involving Iranian or Iran-related SDNs or the Islamic Revolutionary Guard Corps. Non-U.S. financial institutions that engaged in sanctionable activity could lose their ability to open or maintain correspondent or payable-through accounts with U.S. financial institutions, among other possible sanctions. It is SMBC’s policy not to conduct activities targeted by secondary sanctions.

On May 8, 2018, President Trump announced that he was terminating the United States’ participation in the JCPOA and issued a National Security Presidential Memorandum directing his administration to immediately begin the process of fully re-imposing sanctions that target critical sectors of Iran’s economy, including the energy, petrochemical, and financial sectors. This includes the resumption of U.S. efforts to reduce Iran’s crude oil sales, which will be backed by the potential threat of correspondent account sanctions targeting foreign financial institutions once the applicable wind-down period has ended, subject (as before the JCPOA) to exceptions from such sanctions for countries determined by the U.S. State Department to have significantly reduced purchases of crude oil from Iran. Depending on the particular sanctions measure, the United States provides for either a 90-day or 180-day period from May 8, 2018 in which activities permitted under or consistent with the JCPOA can be wound down. Following the conclusion of the applicable wind-down period, persons engaged in such activities involving Iran will face exposure to secondary sanctions or enforcement actions under U.S. law. Additionally, the U.S. government has indicated that no later than November 5, 2018, the U.S. government will re-impose, as appropriate, sanctions on persons removed on Implementation Day from the SDN List or other sanctions lists.

Ukraine Freedom Support Act of 2014, as Amended

In order to deter the Russian government from further destabilizing and invading Ukraine, the U.S. government enacted H.R. 5859, the Ukraine Freedom Support Act of 2014 (signed into law on December 18, 2014). Among other things, the Act, as amended by the Countering America’s Adversaries Through Sanctions Act of 2017 (signed into law on August, 2017), mandates prohibitions or strict limitations on the opening or maintaining of correspondent or payable-through accounts in the United States by non-U.S. financial institutions determined by the U.S. government (i) to have knowingly engaged in on or after December 18, 2014 in significant transactions involving certain activities described in the Act, including those involving individuals or entities on whom sanctions are imposed pursuant to the Act for making a significant investment in a project for the extraction of deepwater, Arctic offshore or shale formation crude oil in Russia, or (ii) to have knowingly facilitated, on or after June 16, 2015, a significant financial transaction on behalf of any Russian individual or entity included on the SDN List pursuant to Ukraine-related sanction programs.

Foreign Account Tax Compliance Act

Provisions of the U.S. tax law commonly referred to as the Foreign Account Tax Compliance Act (“FATCA”), which became effective on July 1, 2014, aims to prevent U.S. persons from hiding their financial assets or evading their U.S. federal income tax obligations by the use of offshore accounts. A foreign financial institution that has entered into an agreement with the U.S. Internal Revenue Service (“IRS”) pursuant to which it agrees to comply with FATCA, referred to as a “participating foreign financial institution” (“PFFI”), is required to perform specified due diligence, reporting and withholding functions (a “PFFI agreement”). Specifically, under FATCA, a PFFI is required to ascertain the U.S. status of customers through specified due diligence and report certain information annually to the IRS. In cases where customers are not compliant with FATCA, PFFIs are obligated to carry out specified reporting and withholding procedures as prescribed. The consequences for foreign financial institutions that are not compliant with FATCA include being subjected to a 30% withholding tax on certain withholdable payments from U.S. sources and reporting to the IRS.

The United States entered into intergovernmental agreements or reached agreements in substance with more than 100 countries in furtherance of the objectives of FATCA, which modify the operation of FATCA with respect to financial institutions located in those countries. The United States and Japan have entered into an intergovernmental agreement to facilitate the implementation of FATCA pursuant to which Japanese financial institutions (such as us and certain of SMBC Group companies) are directed by the Japanese authorities to register with the IRS and fulfill obligations consistent with those required under a PFFI agreement. We have registered with the IRS to become a PFFI. We are committed to complying with FATCA as a PFFI and abiding by the terms of our PFFI agreement with the IRS within the jurisdictions in which we operate and in accordance with the time frame set out by the IRS. We intend to closely monitor FATCA developments and evolving industry practices to ensure continued compliance with FATCA moving forward.

Other Regulations in the United States

In the United States, SMBC’s U.S.-registered broker-dealer subsidiary, SMBC Nikko Securities America, Inc. is regulated by the SEC. Broker-dealers are subject to regulations that cover all aspects of the securities business, including:

•	sales methods;

•	trade practices among broker-dealers;

•	use and safekeeping of customers’ funds and securities;

•	capital structure;

•	record-keeping;

•	the financing of customers’ purchases; and

•	the conduct of directors, officers and employees.

In addition, SMBC Nikko Securities America, Inc. is a member of and regulated by the Financial Industry Regulatory Authority and is regulated by the individual state securities authorities in the states in which it operates. The U.S. government agencies and self-regulatory organizations, as well as state securities authorities in the United States having jurisdiction over SMBC’s U.S. broker-dealer affiliates, are empowered to conduct administrative proceedings that can result in censure, fine, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer or its directors, officers or employees.

Regulations in Other Jurisdictions

Elsewhere in the world, our operations are subject to regulation and control by local central banks and monetary authorities.

Disclosure Pursuant to Section 13(r) of the Securities Exchange Act of 1934

Section 13(r) of the Securities Exchange Act of 1934, as amended, requires an issuer to disclose whether it or any of its affiliates knowingly engaged in certain activities or transactions relating to Iran or with individuals or entities designated by the U.S. government under specified Executive Orders, even if those activities are not prohibited by U.S. law and are conducted outside the United States by non-U.S. affiliates. During the twelve months ended March 31, 2018, one affiliate of SMFG, SMBC, engaged in activities subject to disclosure under Section 13(r). SMBC conducted these activities consistent with its internal policies and procedures, the policies and procedures of SMFG, and applicable laws and regulations, and to the extent they are not sanctionable under U.S. secondary sanctions.

SMBC issued letters of credit and provided remittance and other settlement services in connection with customers’ trade transactions between Japan and Iran. These transactions principally involved the importation of oil into Japan or exportation of civilian commercial products from Japan and were conducted with Iranian banks, including the Central Bank of Iran and one other bank owned by the Government of Iran. SMBC supported a Japanese importing company by paying bills of exchange in connection with imports of crude oil from an Iranian oil company owned by the Government of Iran. These transactions did not involve entities or other persons on the SDN List and did not involve the settlement of U.S. dollar-denominated payments cleared through U.S. banks. SMBC has informed SMFG that it intends to continue to engage in these types of transactions to the extent permitted under applicable regulations and to the extent they are not sanctionable under U.S. secondary sanctions. For the twelve months ended March 31, 2018, the gross revenue related to these transactions was ¥10.9 million, representing about 0.0003% of SMFG’s total interest and fee income. SMFG does not allocate direct costs to interest and fee income and therefore does not calculate net profits with respect to these transactions.

SMBC has issued performance bonds that supported various projects, including the construction of petroleum plants in Iran. Some of these performance bonds had counterparties that were entities controlled by the Government of Iran. Some of these performance bonds have matured, and SMBC has not renewed and will not renew them, but SMBC continues to have obligations under the matured performance bonds until they are returned or cancelled by the beneficiaries. SMBC has also received fees from its customers on whose behalf it issued the performance bonds. For the twelve months ended March 31, 2018, the gross revenue relating to these transactions was ¥21.7 million, representing less than 0.0007% of SMFG’s total interest and fee income. As noted above, SMFG does not allocate direct costs to interest and fee income and therefore does not calculate net profits with respect to these transactions. SMBC has informed SMFG that it intends to continue to accept fee income from its customers for whose account the performance bonds were issued and to pay the relevant fees to the Iranian banks, to the extent authorized by the Ministry of Finance of Japan or otherwise permitted under applicable regulations, until the bonds are returned or cancelled. However, SMBC strongly urges the relevant customers to ask the beneficiaries to agree to return or cancel the matured performance bonds.

SMBC has frozen an account of an Iranian bank designated under Executive Order 13224 pursuant to Japanese foreign exchange laws, and has frozen the U.S. dollar accounts of all Iranian banks. SMBC still maintains three Japanese yen accounts of government-owned Iranian banks, including an account for the Central Bank of Iran, and certain transactions described in this disclosure were conducted through the use of such accounts. These transactions were conducted in accordance with Japanese law, and we do not believe that the transactions were sanctionable under U.S. sanctions that were in effect at the time the transactions occurred. The gross revenue attributable to the accounts of government-owned Iranian banks for the twelve months ended March 31, 2018, was less than ¥0.8 million, representing less than 0.0001% of SMFG’s total interest and fee income. SMFG does not allocate direct costs to interest and fee income and therefore does not calculate net profits with respect to these transactions. SMBC has informed SMFG that it intends to continue to maintain the Iranian accounts described above to the extent permitted under applicable laws and regulations and to the extent the activities are not targeted by secondary sanctions.

As of the date of this annual report, to our knowledge, there is no other activity for the twelve months ended March 31, 2018 that requires disclosure under Section 13(r) of the Securities Exchange Act of 1934.

4.C.    ORGANIZATIONAL STRUCTURE

The following chart presents our corporate structure summary at March 31, 2018.

(1)	These companies are our associates.
(2)	Chart indicates the classification of SMBC Group companies into each of SMBC Group-wide business segments.

As the ultimate holding company of the SMBC Group, we are responsible for:

•	group strategy and management;

•	group resource allocation;

•	group financial accounting;

•	investor relations;

•	capital strategy;

•	group IT strategy;

•	HR management for group executives;

•	group risk management, internal control and compliance;

•	compensation schemes; and

•	efficiently harmonizing our operations on a SMBC Group-wide basis.

Principal Subsidiaries

Our principal subsidiaries at March 31, 2018 are shown in the list below. We consolidate all entities that we control. We control an entity when we are exposed, or have rights, to variable returns from our involvement with the entity and have the ability to affect those returns through our power over the entity.

Principal domestic subsidiaries

Company Name	Proportion of Ownership Interest(1)	Proportion of Voting Rights(1)		Main Business
	(%)	(%)
Sumitomo Mitsui Banking Corporation	100.0	100.0		Commercial banking
SMBC Trust Bank Ltd.	100.0	100.0		Trust Banking
SMBC Guarantee Co., Ltd.	100.0	100.0		Credit guarantee
Sumitomo Mitsui Finance and Leasing Company, Limited	60.0	60.0		Leasing
SMFL Capital Company, Limited	100.0	100.0		Leasing
SMBC Nikko Securities Inc.	100.0	100.0		Securities
Sumitomo Mitsui Card Company, Limited	65.9	65.9		Credit card
Cedyna Financial Corporation	100.0	100.0		Credit card and consumer credit
SMBC Consumer Finance Co., Ltd.	100.0	100.0		Consumer lending
SMBC Mobit Co., Ltd.	100.0	100.0		Consumer lending
SMM Auto Finance, Inc.	51.0	51.0		Automobile sales financing
SMBC Finance Service Co., Ltd.	100.0	100.0		Collecting agent and factoring
The Japan Research Institute, Limited	100.0	100.0		System development, data processing, management consulting and economic research
Sumitomo Mitsui Asset Management Company, Limited	60.0	60.0		Investment advisory and investment trust management
SAKURA KCS Corporation	47.4	47.4	(2)	System engineering and data processing
NCore Co., Ltd.	51.0	51.0		Data processing service and consulting
SMBC Venture Capital Co., Ltd.	40.0	40.0	(2)	Venture capital
SMBC Consulting Co., Ltd.	100.0	100.0		Management consulting and information services
Japan Pension Navigator Co., Ltd.	69.7	69.7		Operational management of defined contribution pension plans

(1)	Percentages of proportion of ownership interest and proportion of voting rights have been truncated.
(2)	These companies are accounted for as subsidiaries, despite our holdings of less than 50% of the voting rights, because we are able to govern the financial and operating policies of these companies under a statute or an agreement, or by designating the majority of the members of the board of directors.

Principal foreign subsidiaries

Company Name	Country of Incorporation	Proportion of Ownership Interest(1)	Proportion of Voting Rights(1)	Main Business
		(%)	(%)
Sumitomo Mitsui Banking Corporation Europe Limited	U.K.	100.0	100.0	Commercial banking
Sumitomo Mitsui Banking Corporation (China) Limited	China	100.0	100.0	Commercial banking
Manufacturers Bank	U.S.A.	100.0	100.0	Commercial banking
Banco Sumitomo Mitsui Brasileiro S.A.	Brazil	100.0	100.0	Commercial banking
JSC Sumitomo Mitsui Rus Bank	Russia	100.0	100.0	Commercial banking
PT Bank Sumitomo Mitsui Indonesia	Indonesia	98.4	98.4	Commercial banking
Sumitomo Mitsui Banking Corporation Malaysia Berhad	Malaysia	100.0	100.0	Commercial banking
SMBC Leasing and Finance, Inc.	U.S.A.	100.0	100.0	Leasing
SMBC Aviation Capital Limited	Ireland	90.0	90.0	Leasing
SMBC Nikko Securities America, Inc.	U.S.A.	100.0	100.0	Securities
SMBC Nikko Capital Markets Limited	U.K.	100.0	100.0	Securities
SMBC Capital Markets, Inc.	U.S.A.	100.0	100.0	Derivatives

(1)	Percentages of proportion of ownership interest and proportion of voting rights have been truncated.

4.D.    PROPERTY, PLANT AND EQUIPMENT

The assets for rent we own for the purpose of operating leases mainly consist of aircraft for the leasing business. We own or lease the land and buildings in which we conduct our business. Most of the property that we operate in Japan is owned by us to be used by our branches. In contrast, our international operations are conducted out of leased premises. Our head office building in Marunouchi is leased from a third party. Our largest property is SMBC’s East Tower in Marunouchi, with a net carrying value of ¥172 billion, including the land and building, at March 31, 2018.

The following table shows the net carrying amount of our tangible fixed assets at March 31, 2018.

At March 31, 2018
(In millions)
Assets for rent	¥580,687
Land	459,567
Buildings	331,997
Leased assets	6,149
Others	131,732

Total	¥1,510,132

For more information, see Note 12 “Property, Plant and Equipment” to our consolidated financial statements included elsewhere in this annual report.

The total area of land related to our material office and other properties at March 31, 2018 was approximately 703,000 square meters for owned land and approximately 14,000 square meters for leased land.

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

For the fiscal year ended March 31, 2018, Japanese gross domestic product (“GDP”) increased by 1.6%, compared with an increase of 1.2% in the previous fiscal year, based on data published in June 2018 by the Cabinet Office of the Government of Japan.

For the fiscal year ended March 31, 2018, the Japanese economy continued to recover gradually. The quarter-on-quarter growth rate of Japanese GDP was 0.5% for the period from April to June 2017, primarily due to an increase in private consumption. For the period from July to September 2017, Japanese GDP increased by 0.5% on a quarter-on-quarter basis, reflecting the improvement in exports of goods and services. For the period from October to December 2017, Japanese GDP increased by 0.3% on a quarter-on-quarter basis with private consumption increasing. However, for the period from January to March 2018, Japanese GDP decreased by 0.2% on a quarter-on-quarter basis.

Private consumption, which accounts for about 56% of Japanese GDP, increased by 0.9% for the fiscal year ended March 31, 2018, reflecting the steady improvement in the employment and income situation. For the period from April to June 2017, it increased by 0.7% on a quarter-on-quarter basis. However, it decreased by 0.7% on a quarter-on-quarter basis for the period from July to September 2017. This is partly due to a temporary correction to the rapid increase in the previous quarter and the negative impact of unusual weather conditions on private consumption. Although, it increased by 0.3% on a quarter-on-quarter basis for the period from October to December 2017, it decreased by 0.1% on a quarter-on-quarter basis for the period from January to March 2018.

Private investment, which accounts for about 19% of Japanese GDP, consists of capital investments by business and private residential investments. Capital investments by business increased by 3.2% for the fiscal year ended March 31, 2018, since corporate earnings remained at a high level. For the period from April to June 2017, capital investments by business increased by 0.9% on a quarter-on-quarter basis. For the periods from July to September 2017 and October to December 2017, they increased, on a quarter-on-quarter basis, by 1.0% and 0.7%, respectively. Thereafter, for the period from January to March 2018, they increased by 0.3% on a quarter-on-quarter basis. Private residential investments decreased by 0.3% for the fiscal year ended March 31, 2018. For the period from April to June 2017, they increased by 0.9% on a quarter-on-quarter basis. However, for the periods from July to September 2017 and October to December 2017, they decreased, on a quarter-on-quarter basis, by 1.6% and 2.7%, respectively, reflecting the downward trend of both the number of dwelling units and the area of floor space for construction starts of dwellings in the second half of the previous fiscal year. Then, for the period from January to March 2018, they decreased by 1.8% on a quarter-on-quarter basis.

Changes in private inventories contributed Japanese GDP growth by 0.1 percentage points for the fiscal year ended March 31, 2018. For the period from April to June 2017, they pulled down Japanese GDP growth by 0.1 percentage points on a quarter-on-quarter basis. However, they contributed Japanese GDP growth, on a quarter-on-quarter basis, by 0.4 percentage points for the period from July to September 2017 and by 0.2 percentage points for the period from October to December 2017, respectively. Thereafter, for the period from January to March 2018, they pulled down Japanese GDP growth by 0.2 percentage points on a quarter-on-quarter basis.

The ratio of exports of goods and services to Japanese GDP was about 17%, and exports of goods and services increased by 6.2% for the fiscal year ended March 31, 2018. For the period from April to June 2017, they decreased by 0.1% on a quarter-on-quarter basis. However, for the periods from July to September 2017 and October to December 2017, they increased, on a quarter-on-quarter basis, by 2.0% and 2.2%, respectively, primarily due to the recovery of exports to some Asian countries. Thereafter, for the period from January to March 2018, they increased by 0.6% on a quarter-on-quarter basis.

Imports of goods and services were subtracted in calculating Japanese GDP. The ratio of imports of goods and services to Japanese GDP was about 17%, and imports of goods and services increased by 4.0% for the fiscal year ended March 31, 2018. For the period from April to June 2017, they increased by 1.8% on a quarter-on-quarter basis, reflecting robust private consumption. Although they decreased by 1.3% on a quarter-on-quarter basis for the period from July to September 2017, they increased by 3.1% on a quarter-on-quarter basis for the period from October to December 2017. Thereafter, for the period from January to March 2018, they increased by 0.3% on a quarter-on-quarter basis.

Industrial production, as a whole, increased moderately throughout the fiscal year ended March 31, 2018, reflecting the increase in domestic and foreign demand.

The employment situation continued to improve during the fiscal year ended March 31, 2018, reflecting a growing labor shortage. The active job openings-to-applicants ratio continued to steadily improve. In addition, the unemployment rate remained relatively low, and it was 2.5% in March 2018, a decrease of 0.3 percentage points from the same month of the previous year, based on the Labor Force Survey by the Statistics Bureau in the Ministry of Internal Affairs and Communications. Compensation of employees increased by 1.7% for the fiscal year ended March 31, 2018, reflecting the current employment situation. This was the third consecutive year that compensation of employees increased.

Further, according to Teikoku Databank, a research institution in Japan, there were approximately 8,300 corporate bankruptcies in Japan during the fiscal year ended March 31, 2018, an increase of 1.6% from the previous fiscal year, involving approximately ¥1.7 trillion in total liabilities, a decrease of 13.0% from the previous fiscal year.

Interest rates in Japanese financial and capital markets are affected by the monetary policy measures of the BOJ. In 2016, in addition to the existing provision of ample funds, the BOJ introduced “quantitative and qualitative monetary easing with a negative interest rate” as part of its “quantitative and qualitative monetary easing,” and “quantitative and qualitative monetary easing with yield curve control.” Under this policy framework, the BOJ would keep short-term interest rates down by maintaining its policy of applying a negative interest rate of minus 0.1% to certain excess reserves of financial institutions held at the BOJ. Moreover, the BOJ indicated it would purchase Japanese government bonds so that the yield of the 10-year Japanese government bonds would be close to around 0% to control long-term interest rates. Under such circumstances, the uncollateralized overnight call rate, which is the benchmark short-term interest rate, remained negative for the fiscal year ended March 31, 2018. The yield on newly issued Japanese government bonds with a maturity of 10 years, which is the benchmark long-term interest rate, was at around 0% for the same period.

The Nikkei Stock Average, which is a price-weighted average of 225 stocks listed on the Tokyo Stock Exchange First Section, rose from ¥18,909.26 at March 31, 2017 to ¥24,124.15 at January 23, 2018, its highest closing level since November 1991. However, it then dropped to ¥21,454.30 at March 30, 2018.

The yen appreciated against the U.S. dollar from ¥111.80 at March 31, 2017 to ¥106.19 at March 30, 2018, according to the statistical data published by the BOJ.

The global economy, as a whole, continued to recover gradually for the fiscal year ended March 31, 2018.

For the fiscal year ended March 31, 2018, the U.S. economy continued to recover, supported by robust private consumption, reflecting the gradual improvement in the employment and income situation. The European economy continued to recover steadily for the fiscal year ended March 31, 2018. On the other hand, the Chinese economy, as a whole, was picking up gradually for the fiscal year ended March 31, 2018, although it showed some signs of slowing down in the middle of the fiscal year. The growth momentum in other Asian economies showed some signs of picking up for the fiscal year ended March 31, 2018.

In addition to economic factors and conditions, we expect that our results of operations and financial condition will be significantly affected by regulatory trends such as the Basel III reforms and the Dodd-Frank Act. For a more detailed description of regulations to which we are subject, risks associated with regulatory development and our management policy under this environment, see “Item 3.D. Risk Factors—Risks Related to Our Business,” “Item 4.B. Business Overview—Regulations in Japan, Regulations in the United States, Regulations in Other Jurisdictions and Description of Operations and Principal Activities—Management Policies.”

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

Our principal interest-earning assets are loans and advances, investment securities, and deposits with banks. Our principal interest-bearing liabilities are deposits, borrowings and debt securities in issue. The interest income and expense on trading assets and liabilities and financial assets at fair value through profit or loss are not included in net interest income. Our net interest income is earned mainly by SMBC. SMBC controls its exposure to interest rate fluctuations through asset and liability management operations.

SMBC, like other banks in Japan, makes most domestic loans based on a short-term interest rate, the TIBOR, or a short-term prime rate, which are generally intended to reflect its cost of short-term yen funding and significantly affected by the monetary policy of the BOJ.

The BOJ announced in October 2014 the expansion of its “quantitative and qualitative monetary easing” introduced in April 2013, and in December 2015 the introduction of “supplementary measures for quantitative and qualitative monetary easing,” in order to achieve the price stability target of 2% in terms of the year-on-year rate of increase in the consumer price index. In January 2016, the BOJ announced the introduction of “quantitative and qualitative monetary easing with a negative interest rate” (“negative interest rate policy”), and began to implement a negative interest rate policy in February 2016. Under the negative interest rate policy, the BOJ has adopted a multi-tier system where the outstanding balance of each financial institution’s current account at the BOJ is divided into three tiers, to each of which a positive interest rate, a zero interest rate and a negative interest rate of minus 0.1 percent are applied, respectively. After these policy interest rate changes, SMBC lowered its ordinary deposit rate by 0.019 percentage points from 0.02% to 0.001% in February 2016. Thereafter, in September 2016, the BOJ announced the introduction of “quantitative and qualitative monetary easing with yield curve control.” Under this policy framework, the BOJ indicated it would purchase Japanese government bonds so that the yield of the 10-year Japanese government bonds would be close to around 0% to control long-term interest rates. In addition, the BOJ would keep short-term interest rates down by maintaining its policy of applying a negative interest rate of minus 0.1% to certain excess reserves of financial institutions held at the BOJ.

The following table sets forth SMBC’s short-term prime rate, three-month TIBOR, ordinary deposit rate, long-term prime rate and ten-year swap rate, at the dates indicated:

	At March 31,
	2018	2017	2016
Short-term prime rate	1.475%	1.475%	1.475%
Three-month TIBOR	0.069	0.057	0.099
Ordinary deposit rate	0.001	0.001	0.001
Long-term prime rate	1.000	0.950	0.950
Ten-year swap rate	0.261	0.265	0.149

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

Net Fee and Commission Income. We earn fees and commissions from a variety of services. The primary components of SMBC’s net fee and commission income are fees and commissions related to money remittances and transfers, investment trusts, loans (such as loan commitment fees and loan arrangement fees), securities transactions (such as bond trustee fees and bond recording agency fees) and guarantees and acceptances. Other fees and commissions include fees from investment banking and electronic banking.

In addition, we earn a significant amount of fees and commissions from our credit card business, conducted through Sumitomo Mitsui Card and Cedyna, and from our securities business, conducted through SMBC Nikko Securities and SMBC Friend Securities (until January 1, 2018, the date of the merger with SMBC Nikko Securities). The principal components of Sumitomo Mitsui Card’s and Cedyna’s fees and commissions are membership fees from retailers and annual cardholder membership fees, while those of SMBC Nikko Securities’ and SMBC Friend Securities’ fees and commissions are subscription and agent commissions from investment trusts and underwriting commissions.

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

Most of our domestic equity instruments consist of publicly traded Japanese stocks. The Nikkei Stock Average increased by 12.8% from ¥16,758.67 at March 31, 2016, to ¥18,909.26 at March 31, 2017, and increased by 13.5% to ¥21,454.30 at March 30, 2018. At March 31, 2018, we had net unrealized gains on domestic equity securities of ¥2,924,591 million, an increase of ¥228,469 million from ¥2,696,122 million at March 31, 2017. For more information, see “Item 5.A. Operating Results—Financial Condition—Investment Securities.”

Strengthening of Equity Capital

In response to the imposition of more stringent regulatory capital requirements, we have been taking a proactive approach to managing our risk-weighted capital ratio by focusing on increasing qualifying capital, including by building up our retained earnings, identifying risks, and controlling risk-weighted assets.

Foreign Currency Fluctuations

The average exchange rate used to convert dollars to yen in the consolidated financial statements included elsewhere in this annual report for the fiscal year ended March 31, 2018 was ¥110.86 per $1.00, compared to the previous fiscal year’s average exchange rate of ¥108.36 per $1.00. The percentage of revenue we earned from our foreign operations for both fiscal years ended March 31, 2018 and 2017 were 30%. For more information, see “Item 4.B. Business Overview—Revenues by Region.”

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

Management estimates and judgments may change from time to time as the economic environment changes or new information becomes available. Changes in these estimates and judgments will result in a different allowance for loan losses and may have a direct impact on impairment charges. Impairment charges on loans and advances amounting to ¥126,623 million, ¥141,457 million and ¥118,750 million were recognized for the fiscal years ended March 31, 2018, 2017 and 2016, respectively.

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

Management estimates and judgments may change from time to time upon future events that may or may not occur and changes in these estimates and judgments could adversely affect the carrying amounts of available-for-sale financial assets. Impairment charges on available-for-sale financial assets reclassified from equity to profit or loss totaled ¥10,185 million, ¥71,510 million and ¥29,606 million for the fiscal years ended March 31, 2018, 2017 and 2016, respectively.

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

These management judgments are made based on the facts and circumstances at the time of the impairment test, and may vary depending on the situation and time. Changes in management judgments may result in different impairment test results and different impairment losses recognized. For the fiscal years ended March 31, 2018, 2017 and 2016, impairment losses on goodwill were ¥28,607 million, ¥74,616 million and ¥1,124 million, respectively.

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

Management estimates and judgments may change from time to time as the legal environment and market conditions change or new information becomes available. Changes in these estimates and judgments could affect the balance of provision for interest repayment. Provision for interest repayment is recorded in provisions as a liability, and it totaled ¥145,179 million and ¥157,333 million at March 31, 2018 and 2017, respectively.

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

The difference between the fair value of the plan assets and the present value of the defined benefit obligation at the end of the reporting period is recognized as assets and liabilities in the consolidated statement of financial position. When this calculation for each plan results in a benefit to us, the recognized asset is limited to the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan. An economic benefit is available to us, if it is realizable during the life of the plan or on settlement of the plan obligation. The net total of assets and liabilities in the consolidated statement of financial position amounted to net assets of ¥279,567 million and ¥192,772 million at March 31, 2018 and 2017, respectively.

Deferred Tax Assets

We recognize deferred tax assets relating to tax losses carried forward and deductible temporary differences, only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the deductible temporary differences can be utilized. This assessment requires significant management judgments and assumptions. Future taxable profit is estimated based on, among other relevant factors, forecasted results of operations, which are based on historical financial performance and the business plans that management believes to be prudent and feasible. While we carefully assess the realization of tax losses carried forward and deductible temporary differences, the actual taxable profit in the future may be less than the forecast. The deferred tax assets amounted to ¥19,436 million and ¥81,961 million in the consolidated statement of financial position at March 31, 2018 and 2017, respectively, while the net total of deferred tax assets and liabilities amounted to net liabilities of ¥378,305 million and ¥238,240 million at March 31, 2018 and 2017, respectively.

New and Amended Accounting Standards and Recent Accounting Pronouncements

See “New and Amended Accounting Standards Adopted by the SMBC Group” and “Recent Accounting Pronouncements” under Note 2 “Summary of Significant Accounting Policies” to our consolidated financial statements included elsewhere in this annual report.

5.A.    OPERATING RESULTS

Under the economic and financial circumstances described in “Item 5. Operating and Financial Review and Prospects—Overview—Operating Environment,” we made a profit through our commercial banking and other financial services businesses. Our total operating income increased by ¥464,452 million from ¥3,347,895 million for the fiscal year ended March 31, 2017 to ¥3,812,347 million for the fiscal year ended March 31, 2018, primarily due to increases in net investment income and other income. Our net profit increased by ¥149,012 million from ¥740,586 million for the fiscal year ended March 31, 2017 to ¥889,598 million for the fiscal year ended March 31, 2018, due to the increase in total operating income described above, which was partially offset by an increase in operating expenses.

Our total assets increased by ¥1,024,585 million from ¥191,150,981 million at March 31, 2017 to ¥192,175,566 million at March 31, 2018, primarily due to increases in cash and deposits with banks and investment securities, which were partially offset by a decrease in loans and advances.

Our total liabilities increased by ¥416,069 million from ¥179,263,698 million at March 31, 2017 to ¥179,679,767 million at March 31, 2018, primarily due to an increase in repurchase agreements and cash collateral on securities lent, which was partially offset by a decrease in deposits.

Our total equity increased by ¥608,516 million from ¥11,887,283 million at March 31, 2017 to ¥12,495,799 million at March 31, 2018, primarily due to increases in retained earnings and other reserves, which were partially offset by a decrease in non-controlling interests.

Operating Results

The following table presents information as to our income, expenses and net profit for the fiscal years ended March 31, 2018, 2017 and 2016.

	For the fiscal year ended March 31,
	2018	2017	2016
	(In millions, except per share data)
Interest income	¥2,144,070	¥1,900,261	¥1,872,584
Interest expense	733,969	502,338	431,101

Net interest income	1,410,101	1,397,923	1,441,483

Fee and commission income	1,131,364	1,066,412	1,031,680
Fee and commission expense	178,867	181,573	131,381

Net fee and commission income	952,497	884,839	900,299

Net trading income	270,464	183,963	462,682
Net income (loss) from financial assets at fair value through profit or loss	(667)	2,018	12,260
Net investment income	424,097	305,327	375,229
Other income	755,855	573,825	496,273

Total operating income	3,812,347	3,347,895	3,688,226

Impairment charges on financial assets	136,808	212,967	148,356

Net operating income	3,675,539	3,134,928	3,539,870

General and administrative expenses	1,813,121	1,752,135	1,706,263
Other expenses	792,765	531,759	538,963

Operating expenses	2,605,886	2,283,894	2,245,226

Share of post-tax profit of associates and joint ventures	49,323	29,318	31,056

Profit before tax	1,118,976	880,352	1,325,700

Income tax expense	229,378	139,766	372,878

Net profit	¥889,598	¥740,586	¥952,822

Profit attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥759,998	¥627,870	¥843,920
Non-controlling interests	119,878	104,787	106,129
Other equity instruments holders	9,722	7,929	2,773
Earnings per share:
Basic	¥538.84	¥458.56	¥617.25
Diluted	538.43	458.18	616.83

Fiscal Year Ended March 31, 2018 Compared to Fiscal Year Ended March 31, 2017

Total operating income increased by ¥464,452 million, or 14%, from ¥3,347,895 million for the fiscal year ended March 31, 2017 to ¥3,812,347 million for the fiscal year ended March 31, 2018, primarily due to increases in net investment income of ¥118,770 million and other income of ¥182,030 million. In addition, due to a decrease in impairment charges on financial assets, net operating income increased by ¥540,611 million from ¥3,134,928 million for the fiscal year ended March 31, 2017 to ¥3,675,539 million for the fiscal year ended March 31, 2018.

Net profit increased by ¥149,012 million from ¥740,586 million for the fiscal year ended March 31, 2017 to ¥889,598 million for the fiscal year ended March 31, 2018, as a result of the increase in net operating income described above, which was partially offset by an increase in other expenses.

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

Net Interest Income

The following tables show the average balances of our statement of financial position items, related interest income, interest expense, net interest income and average rates for the fiscal years ended March 31, 2018, 2017 and 2016.

	For the fiscal year ended March 31,
	2018			2017			2016
	Average balance(3)	Interest income	Average rate	Average balance(3)	Interest income	Average rate	Average balance(3)	Interest income	Average rate
	(In millions, except percentages)
Interest-earning assets:
Interest-earning deposits with other banks:
Domestic offices	¥848,242	¥4,536	0.53%	¥762,460	¥4,099	0.54%	¥768,976	¥4,771	0.62%
Foreign offices	4,873,905	73,681	1.51%	4,617,409	41,671	0.90%	5,786,836	35,701	0.62%

Total	5,722,147	78,217	1.37%	5,379,869	45,770	0.85%	6,555,812	40,472	0.62%

Call loans and bills bought:
Domestic offices	81,336	412	0.51%	76,227	467	0.61%	147,992	861	0.58%
Foreign offices	1,730,409	18,950	1.10%	1,303,429	11,598	0.89%	967,442	20,967	2.17%

Total	1,811,745	19,362	1.07%	1,379,656	12,065	0.87%	1,115,434	21,828	1.96%

Reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	8,120,363	14,563	0.18%	7,443,668	12,151	0.16%	6,675,810	10,763	0.16%
Foreign offices	1,222,180	25,458	2.08%	1,009,997	17,450	1.73%	741,623	11,248	1.52%

Total	9,342,543	40,021	0.43%	8,453,665	29,601	0.35%	7,417,433	22,011	0.30%

Held-to-maturity investments(1):
Domestic offices	784,339	3,244	0.41%	1,809,777	6,756	0.37%	2,964,539	12,880	0.43%

Total	784,339	3,244	0.41%	1,809,777	6,756	0.37%	2,964,539	12,880	0.43%

Available-for-sale financial assets(1):
Domestic offices	9,799,861	44,053	0.45%	7,477,480	41,561	0.56%	10,878,176	38,701	0.36%
Foreign offices	3,406,370	54,998	1.61%	2,945,084	39,031	1.33%	2,425,249	33,331	1.37%

Total	13,206,231	99,051	0.75%	10,422,564	80,592	0.77%	13,303,425	72,032	0.54%

Loans and advances(2):
Domestic offices	68,551,116	1,093,584	1.60%	66,948,344	1,082,058	1.62%	63,177,259	1,091,538	1.73%
Foreign offices	28,121,904	810,591	2.88%	25,298,515	643,419	2.54%	26,272,983	611,823	2.33%

Total	96,673,020	1,904,175	1.97%	92,246,859	1,725,477	1.87%	89,450,242	1,703,361	1.90%

Total interest-earning assets:
Domestic offices	88,185,257	1,160,392	1.32%	84,517,956	1,147,092	1.36%	84,612,752	1,159,514	1.37%
Foreign offices	39,354,768	983,678	2.50%	35,174,434	753,169	2.14%	36,194,133	713,070	1.97%

Total	¥127,540,025	¥2,144,070	1.68%	¥119,692,390	¥1,900,261	1.59%	¥120,806,885	¥1,872,584	1.55%

	For the fiscal year ended March 31,
	2018			2017			2016
	Average balance(3)	Interest expense	Average rate	Average balance(3)	Interest expense	Average rate	Average balance(3)	Interest expense	Average rate
	(In millions, except percentages)
Interest-bearing liabilities:
Deposits:
Domestic offices	¥87,138,742	¥44,941	0.05%	¥82,738,015	¥35,881	0.04%	¥78,458,170	¥48,032	0.06%
Foreign offices	25,413,734	337,812	1.33%	23,383,002	213,147	0.91%	22,838,530	154,280	0.68%

Total	112,552,476	382,753	0.34%	106,121,017	249,028	0.23%	101,296,700	202,312	0.20%

Call money and bills sold:
Domestic offices	845,376	302	0.04%	603,065	92	0.02%	2,199,407	1,524	0.07%
Foreign offices	801,565	8,461	1.06%	618,949	5,194	0.84%	663,310	4,059	0.61%

Total	1,646,941	8,763	0.53%	1,222,014	5,286	0.43%	2,862,717	5,583	0.20%

Repurchase agreements and cash collateral on securities lent:
Domestic offices	10,015,944	16,774	0.17%	7,149,638	5,616	0.08%	7,172,312	8,582	0.12%
Foreign offices	4,205,510	44,567	1.06%	3,081,806	15,007	0.49%	2,009,593	6,523	0.32%

Total	14,221,454	61,341	0.43%	10,231,444	20,623	0.20%	9,181,905	15,105	0.16%

Borrowings:
Domestic office	11,331,752	61,460	0.54%	8,113,368	58,772	0.72%	10,251,890	56,353	0.55%
Foreign offices	983,616	27,736	2.82%	847,353	21,063	2.49%	823,446	15,850	1.92%

Total	12,315,368	89,196	0.72%	8,960,721	79,835	0.89%	11,075,336	72,203	0.65%

Debt securities in issue:
Domestic offices	9,298,368	166,769	1.79%	8,320,124	130,613	1.57%	7,999,705	120,285	1.50%
Foreign offices	2,180,438	24,005	1.10%	2,193,406	16,324	0.74%	3,044,714	14,887	0.49%

Total	11,478,806	190,774	1.66%	10,513,530	146,937	1.40%	11,044,419	135,172	1.22%

Other interest-bearing liabilities:
Domestic offices	102,683	524	0.51%	95,660	579	0.61%	93,104	676	0.73%
Foreign offices	23,466	618	2.63%	3,531	50	1.42%	1,960	50	2.55%

Total	126,149	1,142	0.91%	99,191	629	0.63%	95,064	726	0.76%

Total interest-bearing liabilities:
Domestic offices	118,732,865	290,770	0.24%	107,019,870	231,553	0.22%	106,174,588	235,452	0.22%
Foreign offices	33,608,329	443,199	1.32%	30,128,047	270,785	0.90%	29,381,553	195,649	0.67%

Total	¥152,341,194	¥733,969	0.48%	¥137,147,917	¥502,338	0.37%	¥135,556,141	¥431,101	0.32%

Net interest income and interest rate spread		¥1,410,101	1.20%		¥1,397,923	1.22%		¥1,441,483	1.23%

(1)	Taxable investment securities and non-taxable investment securities are not disclosed separately because the aggregate effect of these average balances and interest income would not be material. In addition, the yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect of such calculation would not be material.
(2)	Loans and advances include impaired loans and advances. The amortized portion of net loan origination fees (costs) is included in interest income on loans and advances.
(3)	Average balances are generally based on a daily average. Weekly, month-end or quarter-end averages are used for certain average balances where it is not practical to obtain applicable daily averages. The allocations of amounts between domestic and foreign are based on the location of the office.

The following tables show changes in our interest income, interest expense and net interest income based on changes in volume and changes in rate for the fiscal year ended March 31, 2018 compared to the fiscal year ended March 31, 2017, and those for the fiscal year ended March 31, 2017 compared to the fiscal year ended March 31, 2016.

	Fiscal year ended March 31, 2018 compared to fiscal year ended March 31, 2017 Increase / (decrease)			Fiscal year ended March 31, 2017 compared to fiscal year ended March 31, 2016 Increase / (decrease)
	Volume	Rate	Net change	Volume	Rate	Net change
	(In millions)
Interest income:
Interest-earning deposits with other banks:
Domestic offices	¥456	¥(19)	¥437	¥(40)	¥(632)	¥(672)
Foreign offices	2,427	29,583	32,010	(8,263)	14,233	5,970

Total	2,883	29,564	32,447	(8,303)	13,601	5,298

Call loans and bills bought:
Domestic offices	30	(85)	(55)	(436)	42	(394)
Foreign offices	4,321	3,031	7,352	5,697	(15,066)	(9,369)

Total	4,351	2,946	7,297	5,261	(15,024)	(9,763)

Reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	1,140	1,272	2,412	1,229	159	1,388
Foreign offices	4,049	3,959	8,008	4,487	1,715	6,202

Total	5,189	5,231	10,420	5,716	1,874	7,590

Held-to-maturity investments:
Domestic offices	(4,139)	627	(3,512)	(4,455)	(1,669)	(6,124)

Total	(4,139)	627	(3,512)	(4,455)	(1,669)	(6,124)

Available-for-sale financial assets:
Domestic offices	11,440	(8,948)	2,492	(14,692)	17,552	2,860
Foreign offices	6,686	9,281	15,967	6,939	(1,239)	5,700

Total	18,126	333	18,459	(7,753)	16,313	8,560

Loans and advances:
Domestic offices	25,753	(14,227)	11,526	63,231	(72,711)	(9,480)
Foreign offices	76,079	91,093	167,172	(23,302)	54,898	31,596

Total	101,832	76,866	178,698	39,929	(17,813)	22,116

Total interest income:
Domestic offices	34,680	(21,380)	13,300	44,837	(57,259)	(12,422)
Foreign offices	93,562	136,947	230,509	(14,442)	54,541	40,099

Total	¥128,242	¥115,567	¥243,809	¥30,395	¥(2,718)	¥27,677

	Fiscal year ended March 31, 2018 compared to fiscal year ended March 31, 2017 Increase / (decrease)			Fiscal year ended March 31, 2017 compared to fiscal year ended March 31, 2016 Increase / (decrease)
	Volume	Rate	Net change	Volume	Rate	Net change
	(In millions)
Interest expense:
Deposits:
Domestic offices	¥1,837	¥7,223	¥9,060	¥2,448	¥(14,599)	¥(12,151)
Foreign offices	19,830	104,835	124,665	3,785	55,082	58,867

Total	21,667	112,058	133,725	6,233	40,483	46,716

Call money and bills sold:
Domestic offices	62	148	210	(715)	(717)	(1,432)
Foreign offices	1,747	1,520	3,267	(286)	1,421	1,135

Total	1,809	1,668	3,477	(1,001)	704	(297)

Repurchase agreements and cash collateral on securities lent:
Domestic offices	2,971	8,187	11,158	(27)	(2,939)	(2,966)
Foreign offices	7,035	22,525	29,560	4,344	4,140	8,484

Total	10,006	30,712	40,718	4,317	1,201	5,518

Borrowings:
Domestic offices	19,619	(16,931)	2,688	(13,227)	15,646	2,419
Foreign offices	3,639	3,034	6,673	471	4,742	5,213

Total	23,258	(13,897)	9,361	(12,756)	20,388	7,632

Debt securities in issue:
Domestic offices	16,340	19,816	36,156	4,910	5,418	10,328
Foreign offices	(97)	7,778	7,681	(4,925)	6,362	1,437

Total	16,243	27,594	43,837	(15)	11,780	11,765

Other interest-bearing liabilities:
Domestic offices	41	(96)	(55)	18	(115)	(97)
Foreign offices	493	75	568	29	(29)	0

Total	534	(21)	513	47	(144)	(97)

Total interest expense:
Domestic offices	40,870	18,347	59,217	(6,593)	2,694	(3,899)
Foreign offices	32,647	139,767	172,414	3,418	71,718	75,136

Total	¥73,517	¥158,114	¥231,631	¥(3,175)	¥74,412	¥71,237

Net interest income:
Domestic offices	¥(6,190)	¥(39,727)	¥(45,917)	¥51,430	¥(59,953)	¥(8,523)
Foreign offices	60,915	(2,820)	58,095	(17,860)	(17,177)	(35,037)

Total	¥54,725	¥(42,547)	¥12,178	¥33,570	¥(77,130)	¥(43,560)

Fiscal Year Ended March 31, 2018 Compared to Fiscal Year Ended March 31, 2017

Interest Income

Our interest income increased by ¥243,809 million, or 13%, from ¥1,900,261 million for the fiscal year ended March 31, 2017 to ¥2,144,070 million for the fiscal year ended March 31, 2018, primarily due to an increase in interest income on loans and advances. Interest income on loans and advances increased by

¥178,698 million, or 10%, from ¥1,725,477 million for the fiscal year ended March 31, 2017 to ¥1,904,175 million for the fiscal year ended March 31, 2018, primarily due to performance in our foreign offices. Interest income on loans and advances at foreign offices increased by ¥167,172 million, or 26%, from ¥643,419 million for the fiscal year ended March 31, 2017 to ¥810,591 million for the fiscal year ended March 31, 2018, due to increases in both the average rate and volume of loans to foreign customers. Interest income on loans and advances at domestic offices slightly increased by ¥11,526 million, or 1%, from ¥1,082,058 million for the fiscal year ended March 31, 2017 to ¥1,093,584 million for the fiscal year ended March 31, 2018, due to an increase in volume which was partially offset by a decrease in the average rate reflecting the continuing intense competition in the commercial banking industry.

Interest Expense

Our interest expense increased by ¥231,631 million, or 46%, from ¥502,338 million for the fiscal year ended March 31, 2017 to ¥733,969 million for the fiscal year ended March 31, 2018, primarily due to increases in interest expense on deposits and debt securities in issue. Our interest expense on deposits increased by ¥133,725 million, or 54%, from ¥249,028 million for the fiscal year ended March 31, 2017 to ¥382,753 million for the fiscal year ended March 31, 2018, primarily due to an increase at foreign offices reflecting an increase in the average rate. Interest expense on debt securities in issue increased by ¥43,837 million, or 30%, from ¥146,937 million for the fiscal year ended March 31, 2017 to ¥190,774 million for the fiscal year ended March 31, 2018, primarily due to increases in both the average rate and volume.

Net Interest Income

Our net interest income increased by ¥12,178 million, or 1%, from ¥1,397,923 million for the fiscal year ended March 31, 2017 to ¥1,410,101 million for the fiscal year ended March 31, 2018. The net interest income increased primarily due to an increase in interest income on loans and advances, which was partially offset by increases in interest expense on deposits and debt securities in issue.

From the fiscal year ended March 31, 2017 to March 31, 2018, the average rate on loans and advances at domestic offices decreased by 0.02 percentage points from 1.62% to 1.60%, primarily due to the continuing intense competition in the commercial banking industry. The average rate on loans and advances at foreign offices increased by 0.34 percentage points from 2.54% to 2.88%. As a result, the total for loans and advances increased by 0.10 percentage points from 1.87% to 1.97%. On the other hand, the average rate on deposits increased by 0.11 percentage points from 0.23% to 0.34%, primarily due to an increase in the average rate on deposits at foreign offices by 0.42 percentage points from 0.91% to 1.33%.

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

Net Fee and Commission Income

The following table sets forth our net fee and commission income for the periods shown.

	For the fiscal year ended March 31,
	2018	2017	2016

	(In millions)
Fee and commission income from:
Loans	¥120,998	¥128,305	¥121,934
Credit card business	289,509	261,253	253,136
Guarantees	62,934	58,221	55,618
Securities-related business	147,016	146,655	133,019
Deposits	16,169	15,929	14,882
Remittances and transfers	140,621	138,029	133,110
Safe deposits	5,224	5,414	5,511
Trust fees	3,854	3,607	3,619
Investment trusts	154,419	126,590	116,057
Agency	16,577	16,753	16,432
Others	174,043	165,656	178,362

Total fee and commission income	1,131,364	1,066,412	1,031,680

Fee and commission expense from:
Remittances and transfers	40,214	39,419	38,358
Guarantees	3,750	3,434	3,071
Others	134,903	138,720	89,952

Total fee and commission expense	178,867	181,573	131,381

Net fee and commission income	¥952,497	¥884,839	¥900,299

Fiscal Year Ended March 31, 2018 Compared to Fiscal Year Ended March 31, 2017

Fee and commission income increased by ¥64,952 million, or 6%, from ¥1,066,412 million for the fiscal year ended March 31, 2017 to ¥1,131,364 million for the fiscal year ended March 31, 2018. Primary sources of fee and commission income are fees obtained through our credit card business, fees and commissions obtained through investment trusts, fees obtained through securities-related business, remittance and transfer fees, and loan transaction fees. The increase in fee and commission income was primarily due to increases in fees obtained through credit card business along with business expansion and fees and commissions obtained through investment trusts reflecting the rise in stock prices and expansion of our investment trust management business.

Fee and commission expense was ¥178,867 million for the fiscal year ended March 31, 2018, decreased by ¥2,706 million, or 1%, from ¥181,573 million for the fiscal year ended March 31, 2017.

As a result, net fee and commission income increased by ¥67,658 million, or 8%, from ¥884,839 million for the fiscal year ended March 31, 2017 to ¥952,497 million for the fiscal year ended March 31, 2018.

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

Net Income (Loss) from Trading, Financial Assets at Fair Value Through Profit or Loss and Investment Securities

The following table sets forth our net income (loss) from trading, financial assets at fair value through profit or loss and investment securities for the periods shown.

	For the fiscal year ended March 31,
	2018	2017	2016

	(In millions)
Net trading income:
Interest rate	¥128,137	¥79,650	¥240,763
Foreign exchange	87,322	51,143	204,349
Equity	48,047	39,478	18,019
Credit	5,735	13,063	(2,641)
Others	1,223	629	2,192

Total net trading income	¥270,464	¥183,963	¥462,682

Net income (loss) from financial assets at fair value through profit or loss:
Net income (loss) from debt instruments	¥(1,775)	¥428	¥11,311
Net income from equity instruments	1,108	1,590	949

Total net income (loss) from financial assets at fair value through profit or loss	¥(667)	¥2,018	¥12,260

Net investment income:
Net gain from disposal of debt instruments	¥4,187	¥39,484	¥71,641
Net gain from disposal of equity instruments	281,036	142,016	175,494
Dividend income	138,874	123,827	128,094

Total net investment income	¥424,097	¥305,327	¥375,229

Fiscal Year Ended March 31, 2018 Compared to Fiscal Year Ended March 31, 2017

Net trading income, which includes income and losses from trading assets and liabilities and derivative financial instruments, increased by ¥86,501 million from ¥183,963 million for the fiscal year ended March 31, 2017 to ¥270,464 million for the fiscal year ended March 31, 2018. The increase was primarily due to an increase in net trading income from interest rate related transactions and foreign exchange transactions related to the “economic hedges.”

We have carried out hedging transactions to hedge both the interest rate risk of financial assets and liabilities and the foreign exchange risk of foreign currency denominated assets and liabilities. Of those hedges, the economic hedges are economically effective for risk management but are not accounted for as hedge accounting under IFRS.

As for the economic hedges against the interest rate risk, hedged items include loans, borrowings and debt securities in issue, and hedging instruments are derivative financial instruments such as interest rate swaps. The economic hedges against the foreign exchange risk are classified into three types: (1) net investments in foreign operations hedged by using foreign currency denominated financial liabilities such as deposits and borrowings, and derivative financial instruments, (2) foreign currency denominated equity instruments classified as available-for-sale financial assets hedged by using foreign currency denominated financial liabilities, and (3) foreign currency denominated financial assets and liabilities, such as loans and deposits hedged by using derivative financial instruments such as currency swaps.

The economic hedge transactions lead to accounting mismatches (i.e., when the gains or losses on the hedged items and hedging instruments do not arise at the same time, or the hedged items and hedging instruments do not offset each other either in profit or loss, or in other comprehensive income). Accordingly, large fluctuations in interest rates and/or large depreciations or appreciations of the yen against other currencies may result in significant fluctuations in net trading income from interest rate related transactions and/or foreign exchange transactions.

The increase in net trading income from interest rate related transactions was primarily due to a decrease in losses from interest rate hedging instruments for the economic hedges, reflecting a smaller increase in U.S. interest rates during the fiscal year ended March 31, 2018 compared to the previous fiscal year.

As for net trading income from foreign exchange transactions, the fluctuation between the fiscal years ended March 31, 2018 and 2017 was smaller than that between the fiscal years ended March 31, 2017 and 2016. We started to apply hedge accounting on April 1, 2017 to part of the hedge transactions whose hedged items were net investments in foreign operations, which had been previously included in the economic hedges. As a result, part of the accounting mismatches from economic hedge transactions were eliminated, and this contributed to reducing the above-mentioned fluctuation.

Net income (loss) from financial assets at fair value through profit or loss decreased by ¥2,685 million from a net income of ¥2,018 million for the fiscal year ended March 31, 2017 to a net loss of ¥667 million for the fiscal year ended March 31, 2018, primarily due to a decrease in the fair value of debt instruments.

Net investment income increased by ¥118,770 million from ¥305,327 million for the fiscal year ended March 31, 2017 to ¥424,097 million for the fiscal year ended March 31, 2018. This was primarily due to an increase in net gains from sales of equity index-linked investment trusts, which was partially offset by a decrease in net gains from sales of bonds.

Fiscal Year Ended March 31, 2017 Compared to Fiscal Year Ended March 31, 2016

Net trading income, which includes income and losses from trading assets and liabilities and derivative financial instruments, decreased by ¥278,719 million from ¥462,682 million for the fiscal year ended March 31, 2016 to ¥183,963 million for the fiscal year ended March 31, 2017. The decrease was primarily due to a decrease in net trading income from interest rate related transactions and foreign exchange transactions related to the economic hedges as described in the previous section.

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

Other Income

The following table sets forth our other income for the periods shown.

	For the fiscal year ended March 31,
	2018	2017	2016
	(In millions)
Income from operating leases	¥276,850	¥250,460	¥206,561
Income related to disposal of assets leased	322,673	152,564	155,280
Income related to IT solution services	29,172	37,678	33,991
Gains on disposal of property, plant and equipment, and other intangible assets	852	937	3,714
Reversal of impairment losses of investments in associates and joint ventures	8,123	—	4,847
Gains on step acquisition of subsidiaries	—	20,344	118
Gains on step acquisition of associates and joint ventures	—	—	1,714
Others	118,185	111,842	90,048

Total other income	¥755,855	¥573,825	¥496,273

Fiscal Year Ended March 31, 2018 Compared to Fiscal Year Ended March 31, 2017

Other income increased by ¥182,030 million, or 32%, from ¥573,825 million for the fiscal year ended March 31, 2017 to ¥755,855 million for the fiscal year ended March 31, 2018, primarily due to increases in income related to the disposal of assets leased and income from operating leases.

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

Impairment Charges on Financial Assets

The following table sets forth our impairment charges on financial assets for the periods shown.

	For the fiscal year ended March 31,
	2018	2017	2016
		(In millions)
Loans and advances	¥126,623	¥141,457	¥118,750
Available-for-sale financial assets	10,185	71,510	29,606

Total impairment charges on financial assets	¥136,808	¥212,967	¥148,356

Fiscal Year Ended March 31, 2018 Compared to Fiscal Year Ended March 31, 2017

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

Impairment charges on loans and advances decreased by ¥14,834 million from ¥141,457 million for the fiscal year ended March 31, 2017 to ¥126,623 million for the fiscal year ended March 31, 2018. The decrease was primarily due to a decrease in the provision for loan losses reflecting gradual recovery of the Japanese and global economy.

For detailed information on provision for loan losses, see “—Financial Condition—Allowance for Loan Losses.”

Impairment charges on available-for-sale financial assets decreased by ¥61,325 million from ¥71,510 million for the fiscal year ended March 31, 2017 to ¥10,185 million for the fiscal year ended March 31, 2018, primarily due to a decrease in impairment charges on investment trusts, mainly those investing in Japanese or foreign stocks.

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

For the fiscal year ended March 31, 2018, the types of securities on which the impairment charges were recognized included investments in limited partnerships and investment trusts.

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

Impairment charges on available-for-sale financial assets increased by ¥41,904 million from ¥29,606 million for the fiscal year ended March 31, 2016 to ¥71,510 million for the fiscal year ended March 31, 2017, primarily due to an increase in impairment charges on investment trusts, mainly those investing in Japanese or foreign stocks. Most of these impairment charges reflected the decline in the Nikkei Stock Average and the appreciation of the yen against the U.S. dollar for the first half of the fiscal year ended March 31, 2017.

For detailed information on our available-for-sale financial assets, which include a diversified portfolio of domestic equity instruments, see “—Financial Condition—Investment Securities.”

General and Administrative Expenses

The following table sets forth our general and administrative expenses for the periods shown.

	For the fiscal year ended March 31,
	2018	2017	2016
		(In millions)
Personnel expenses	¥864,396	¥833,755	¥785,547
Depreciation and amortization	171,043	172,496	157,672
Rent and lease expenses	117,400	115,425	117,482
Building and maintenance expenses	11,167	10,657	13,966
Supplies expenses	16,902	16,694	16,628
Communication expenses	38,171	37,250	36,634
Publicity and advertising expenses	80,464	79,570	79,453
Taxes and dues	83,976	85,967	76,695
Outsourcing expenses	96,733	96,063	91,837
Premiums for deposit insurance	37,938	38,180	36,175
Office equipment expenses	54,708	49,127	47,621
Others	240,223	216,951	246,553

Total general and administrative expenses	¥1,813,121	¥1,752,135	¥1,706,263

Fiscal Year Ended March 31, 2018 Compared to Fiscal Year Ended March 31, 2017

General and administrative expenses increased by ¥60,986 million, or 3%, from ¥1,752,135 million for the fiscal year ended March 31, 2017 to ¥1,813,121 million for the fiscal year ended March 31, 2018. This was primarily due to increases in general and administrative expenses of SMBC Nikko Securities and Sumitomo Mitsui Card related to their business development, which were partially offset by SMBC Group-wide expense control initiatives.

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

Other Expenses

The following table sets forth our other expenses for the periods shown.

	For the fiscal year ended March 31,
	2018	2017	2016
		(In millions)
Cost of operating leases	¥144,708	¥126,320	¥95,440
Cost related to disposal of assets leased	310,460	140,255	140,083
Cost related to IT solution services and IT systems	92,975	92,247	90,563
Provision for interest repayment	49,879	11,439	141,024
Losses on disposal of property, plant and equipment, and other intangible assets	4,913	6,041	4,302
Impairment losses of property, plant and equipment	27,816	6,396	4,237
Impairment losses of intangible assets	35,666	74,788	1,278
Losses on sale of investments in subsidiaries and associates	28,250	—	24
Impairment losses of investments in associates and joint ventures	19,851	14,941	17,306
Others	78,247	59,332	44,706

Total other expenses	¥792,765	¥531,759	¥538,963

Fiscal Year Ended March 31, 2018 Compared to Fiscal Year Ended March 31, 2017

Other expenses increased by ¥261,006 million, or 49%, from ¥531,759 million for the fiscal year ended March 31, 2017 to ¥792,765 million for the fiscal year ended March 31, 2018, primarily due to increases in cost related to disposal of assets leased, cost of operating leases and provision for interest repayment.

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

Share of Post-tax Profit of Associates and Joint Ventures

Fiscal Year Ended March 31, 2018 Compared to Fiscal Year Ended March 31, 2017

Share of post-tax profit of associates and joint ventures increased by ¥20,005 million from ¥29,318 million for the fiscal year ended March 31, 2017 to ¥49,323 million for the fiscal year ended March 31, 2018. This was primarily due to an increase in profit of The Bank of East Asia, Limited, reflecting gains on sale of its subsidiary.

Fiscal Year Ended March 31, 2017 Compared to Fiscal Year Ended March 31, 2016

Share of post-tax profit of associates and joint ventures decreased by ¥1,738 million from ¥31,056 million for the fiscal year ended March 31, 2016 to ¥29,318 million for the fiscal year ended March 31, 2017, primarily due to a decrease in our share of the profit of foreign associates and joint ventures.

Income Tax Expense

Fiscal Year Ended March 31, 2018 Compared to Fiscal Year Ended March 31, 2017

Income tax expense increased by ¥89,612 million from ¥139,766 million for the fiscal year ended March 31, 2017 to ¥229,378 million for the fiscal year ended March 31, 2018, primarily due to a correction to the reversal of the write-down of deferred tax assets in the previous fiscal year in accordance with the adoption of the consolidated corporate-tax system in Japan from the fiscal year beginning April 1, 2017. For further information on the consolidated corporate tax-system, see Note 22 “Deferred Income Tax” to our consolidated financial statements included elsewhere in this annual report.

Fiscal Year Ended March 31, 2017 Compared to Fiscal Year Ended March 31, 2016

Income tax expense decreased by ¥233,112 million from ¥372,878 million for the fiscal year ended March 31, 2016 to ¥139,766 million for the fiscal year ended March 31, 2017, due to a decrease in deferred tax expense. The decrease was primarily due to an increase of deductible temporary differences attributable to derivative financial instruments, and the reversal of the write-down of deferred tax assets at March 31, 2017 in accordance with the application to the Commissioner of the National Tax Agency for permission to adopt the consolidated corporate-tax system in Japan from the fiscal year beginning April 1, 2017. Under this system, the taxable profits or losses on a consolidated basis are calculated by aggregating those of the parent company and its wholly owned domestic subsidiaries (a “tax consolidated group”), and any unused tax losses carried forward, except for certain specified consolidated tax losses carried forward, by one company can be used by another company within the tax consolidated group for Japanese national corporation tax purposes. For further information on the consolidated corporate tax-system, see Note 22 “Deferred Income Tax” to our consolidated financial statements included elsewhere in this annual report.

Business Segment Analysis

Our business segment information is prepared based on the internal reporting system utilized by our management to assess the performance of our business segments under Japanese GAAP. We have four main business segments: the Wholesale Business Unit, the Retail Business Unit, the International Business Unit and the Global Markets Business Unit, with the remaining operations recorded in Head office account and others. We changed our business segment information for the fiscal year ended March 31, 2018 in connection with the introduction of SMBC Group-wide business units, which determine strategies for each customer segment across the SMBC Group companies. The business segment was previously reported as Commercial Banking, Leasing, Securities and Consumer Finance, with the remaining operations recorded in Others. Comparative information has been restated.

Our organizational charts are provided in “Item 4.C. Organizational Structure.” Since figures reported to management are prepared under Japanese GAAP, the segment information does not agree to figures in the consolidated financial statements under IFRS. This difference is addressed in Note 4 “Segment Analysis—Reconciliation of Segmental Results of Operations to Consolidated Income Statement” to our consolidated financial statements included elsewhere in this annual report.

Segmental Results of Operations

For the fiscal year ended March 31, 2018:

	Wholesale Business Unit	Retail Business Unit	International Business Unit	Global Markets Business Unit	Head office account and others	Total
	(In billions)
Consolidated gross profit(1)	¥772.9	¥1,311.7	¥632.0	¥356.2	¥(91.7)	¥2,981.1
General and administrative expenses	(347.9)	(1,027.7)	(280.7)	(53.9)	(106.0)	(1,816.2)
Others(2)	53.7	15.6	46.9	17.5	(94.8)	38.9

Consolidated net business profit	¥478.7	¥299.6	¥398.2	¥319.8	¥(292.5)	¥1,203.8

Consolidated Gross Profit by Business Segment

(For the fiscal year ended March 31, 2018)

For the fiscal year ended March 31, 2017:

	Wholesale Business Unit	Retail Business Unit	International Business Unit	Global Markets Business Unit	Head office account and others	Total
	(In billions)
Consolidated gross profit(1)	¥776.4	¥1,313.9	¥566.1	¥346.8	¥(82.5)	¥2,920.7
General and administrative expenses	(344.8)	(1,041.1)	(241.2)	(50.2)	(135.1)	(1,812.4)
Others(2)	45.6	12.1	38.5	8.2	(79.8)	24.6

Consolidated net business profit	¥477.2	¥284.9	¥363.4	¥304.8	¥(297.4)	¥1,132.9

For the fiscal year ended March 31, 2016:

	Wholesale Business Unit	Retail Business Unit	International Business Unit	Global Markets Business Unit	Head office account and others	Total
	(In billions)
Consolidated gross profit(1)	¥749.2	¥1,272.7	¥588.8	¥354.1	¥(60.8)	¥2,904.0
General and administrative expenses	(325.3)	(1,000.6)	(236.5)	(49.2)	(113.2)	(1,724.8)
Others(2)	48.0	10.0	(23.9)	8.8	(79.2)	(36.3)

Consolidated net business profit	¥471.9	¥282.1	¥328.4	¥313.7	¥(253.2)	¥1,142.9

(1)	Consolidated gross profit = (Interest income – Interest expenses) + Trust fees + (Fee and commission income – Fee and commission expenses) + (Trading income – Trading losses) + (Other operating income – Other operating expenses).
(2)	“Others” includes share of profit or loss of equity-method associates and cooperated profit and loss, that is, profit and loss double-accounted for in the managerial accounting.

Wholesale Business Unit

Fiscal Year Ended March 31, 2018 Compared to Fiscal Year Ended March 31, 2017

Consolidated gross profit decreased by ¥3 billion from ¥776 billion for the fiscal year ended March 31, 2017 to ¥773 billion for the fiscal year ended March 31, 2018. This was primarily due to a decrease in consolidated gross profit related to securities business, which was partially offset by an increase in consolidated gross profit related to leasing business.

General and administrative expenses increased by ¥3 billion from ¥345 billion for the fiscal year ended March 31, 2017 to ¥348 billion for the fiscal year ended March 31, 2018.

Others increased by ¥8 billion from ¥46 billion for the fiscal year ended March 31, 2017 to ¥54 billion for the fiscal year ended March 31, 2018.

As a result, consolidated net business profit increased by ¥2 billion from ¥477 billion for the fiscal year ended March 31, 2017 to ¥479 billion for the fiscal year ended March 31, 2018.

Fiscal Year Ended March 31, 2017 Compared to Fiscal Year Ended March 31, 2016

Consolidated gross profit increased by ¥27 billion from ¥749 billion for the fiscal year ended March 31, 2016 to ¥776 billion for the fiscal year ended March 31, 2017. This was primarily due to an increase in consolidated gross profit related to leasing business as a result of the inclusion of SMFL Capital Company, Limited, which became a subsidiary of SMFL in April 2016.

General and administrative expenses increased by ¥20 billion from ¥325 billion for the fiscal year ended March 31, 2016 to ¥345 billion for the fiscal year ended March 31, 2017.

Others decreased by ¥2 billion from ¥48 billion for the fiscal year ended March 31, 2016 to ¥46 billion for the fiscal year ended March 31, 2017.

As a result, consolidated net business profit increased by ¥5 billion from ¥472 billion for the fiscal year ended March 31, 2016 to ¥477 billion for the fiscal year ended March 31, 2017.

Retail Business Unit

Fiscal Year Ended March 31, 2018 Compared to Fiscal Year Ended March 31, 2017

Consolidated gross profit decreased by ¥2 billion from ¥1,314 billion for the fiscal year ended March 31, 2017 to ¥1,312 billion for the fiscal year ended March 31, 2018. Income on loans of SMBC decreased, although consolidated gross profit related to wealth management business and credit card business increased.

General and administrative expenses decreased by ¥13 billion from ¥1,041 billion for the fiscal year ended March 31, 2017 to ¥1,028 billion for the fiscal year ended March 31, 2018.

Others increased by ¥4 billion from ¥12 billion for the fiscal year ended March 31, 2017 to ¥16 billion for the fiscal year ended March 31, 2018.

As a result, consolidated net business profit increased by ¥15 billion from ¥285 billion for the fiscal year ended March 31, 2017 to ¥300 billion for the fiscal year ended March 31, 2018.

Fiscal Year Ended March 31, 2017 Compared to Fiscal Year Ended March 31, 2016

Consolidated gross profit increased by ¥41 billion from ¥1,273 billion for the fiscal year ended March 31, 2016 to ¥1,314 billion for the fiscal year ended March 31, 2017. This was primarily due to an increase in gross profit of SMBC Nikko Securities, Sumitomo Mitsui Card and SMBC Consumer Finance.

General and administrative expenses increased by ¥40 billion from ¥1,001 billion for the fiscal year ended March 31, 2016 to ¥1,041 billion for the fiscal year ended March 31, 2017.

Others increased by ¥2 billion from ¥10 billion for the fiscal year ended March 31, 2016 to ¥12 billion for the fiscal year ended March 31, 2017.

As a result, consolidated net business profit increased by ¥3 billion from ¥282 billion for the fiscal year ended March 31, 2016 to ¥285 billion for the fiscal year ended March 31, 2017.

International Business Unit

Fiscal Year Ended March 31, 2018 Compared to Fiscal Year Ended March 31, 2017

Consolidated gross profit increased by ¥66 billion from ¥566 billion for the fiscal year ended March 31, 2017 to ¥632 billion for the fiscal year ended March 31, 2018. This was primarily due to an increase in non-asset related income.

General and administrative expenses increased by ¥40 billion from ¥241 billion for the fiscal year ended March 31, 2017 to ¥281 billion for the fiscal year ended March 31, 2018.

Others increased by ¥8 billion from ¥39 billion for the fiscal year ended March 31, 2017 to ¥47 billion for the fiscal year ended March 31, 2018. This was primarily due to an increase in profit of The Bank of East Asia, Limited, which is our equity-method associate, reflecting gains on sale of its subsidiary.

As a result, consolidated net business profit increased by ¥35 billion from ¥363 billion for the fiscal year ended March 31, 2017 to ¥398 billion for the fiscal year ended March 31, 2018.

Fiscal Year Ended March 31, 2017 Compared to Fiscal Year Ended March 31, 2016

Consolidated gross profit decreased by ¥23 billion from ¥589 billion for the fiscal year ended March 31, 2016 to ¥566 billion for the fiscal year ended March 31, 2017. This was primarily due to a decrease in consolidated gross profit related to commercial banking business of SMBC.

General and administrative expenses increased by ¥4 billion from ¥237 billion for the fiscal year ended March 31, 2016 to ¥241 billion for the fiscal year ended March 31, 2017.

Others increased by ¥63 billion from a loss of ¥24 billion for the fiscal year ended March 31, 2016 to ¥39 billion for the fiscal year ended March 31, 2017. This was because a part of goodwill related to PT Bank Tabungan Pensiunan Nasional Tbk, which is our equity-method associate, was impaired in the previous fiscal year.

As a result, consolidated net business profit increased by ¥35 billion from ¥328 billion for the fiscal year ended March 31, 2016 to ¥363 billion for the fiscal year ended March 31, 2017.

Global Markets Business Unit

Fiscal Year Ended March 31, 2018 Compared to Fiscal Year Ended March 31, 2017

Consolidated gross profit increased by ¥9 billion from ¥347 billion for the fiscal year ended March 31, 2017 to ¥356 billion for the fiscal year ended March 31, 2018. This was primarily due to a nimble portfolio management with a focus on Japanese stocks in the volatile market environment.

General and administrative expenses increased by ¥4 billion from ¥50 billion for the fiscal year ended March 31, 2017 to ¥54 billion for the fiscal year ended March 31, 2018.

Others increased by ¥10 billion from ¥8 billion for the fiscal year ended March 31, 2017 to ¥18 billion for the fiscal year ended March 31, 2018.

As a result, consolidated net business profit increased by ¥15 billion from ¥305 billion for the fiscal year ended March 31, 2017 to ¥320 billion for the fiscal year ended March 31, 2018.

Fiscal Year Ended March 31, 2017 Compared to Fiscal Year Ended March 31, 2016

Consolidated gross profit decreased by ¥7 billion from ¥354 billion for the fiscal year ended March 31, 2016 to ¥347 billion for the fiscal year ended March 31, 2017. This was primarily due to a decrease in profits from equity index-linked investment trusts.

General and administrative expenses increased by ¥1 billion from ¥49 billion for the fiscal year ended March 31, 2016 to ¥50 billion for the fiscal year ended March 31, 2017.

Others decreased by ¥1 billion from ¥9 billion for the fiscal year ended March 31, 2016 to ¥8 billion for the fiscal year ended March 31, 2017.

As a result, consolidated net business profit decreased by ¥9 billion from ¥314 billion for the fiscal year ended March 31, 2016 to ¥305 billion for the fiscal year ended March 31, 2017.

Financial Condition

Assets

Our total assets increased by ¥1,024,585 million from ¥191,150,981 million at March 31, 2017 to ¥192,175,566 million at March 31, 2018. The increase was primarily due to increases in cash and deposits with banks and investment securities, despite of the exclusion of all the assets, including loans and advances, of Kansai Urban Banking Corporation (“KUBC”) and THE MINATO BANK, LTD. (“The Minato Bank”), which ceased to be our subsidiaries and became our equity-method associates for the fiscal year ended March 31, 2018.

Our assets at March 31, 2018 and 2017 were as follows.

	At March 31,
	2018	2017
	(In millions)
Cash and deposits with banks	¥54,696,069	¥47,330,155
Call loans and bills bought	1,881,880	1,872,209
Reverse repurchase agreements and cash collateral on securities borrowed	8,491,703	8,924,385
Trading assets	3,169,123	3,776,671
Derivative financial instruments	3,885,271	4,063,982
Financial assets at fair value through profit or loss	1,547,672	1,599,093
Investment securities	20,495,075	19,073,937
Loans and advances	85,129,070	95,273,845
Investments in associates and joint ventures	730,414	675,704
Property, plant and equipment	1,510,132	2,686,055
Intangible assets	835,902	1,096,568
Other assets	4,043,908	4,321,724
Current tax assets	87,961	240,385
Deferred tax assets	19,436	81,961
Assets held for sale	5,651,950	134,307

Total assets	¥192,175,566	¥191,150,981

Loans and Advances

Our main operating activity is the lending business. We make loans and extend other types of credit principally to corporate and individual customers in Japan and to corporate and sovereign customers in foreign countries.

At March 31, 2018, our loans and advances were ¥85,129,070 million, or 44% of total assets, representing a decrease of ¥10,144,775 million, or 11%, from ¥95,273,845 million at March 31, 2017. The decrease in loans and advances was primarily due to the exclusion of loans and advances made by KUBC and The Minato Bank, and the reclassification of loans and advances made by SMFL to assets held for sale. KUBC and The Minato Bank ceased to be our subsidiaries and became our equity-method associates for the fiscal year ended March 31, 2018 and SMFL will cease to be our consolidated subsidiary and will become our joint venture for the fiscal year ending March 31, 2019. For more information, see “Item 4.B.Business Overview—Description of Operations and Principal Activities.” In addition, decreases in loans and advances of SMBC to the Government of Japan and domestic corporate customers contributed to the decrease in loans and advances.

Domestic

Through SMBC and other banking and non-bank subsidiaries, we make loans to a broad range of industrial, commercial and individual customers in Japan. The following table shows our outstanding loans and advances to customers whose domiciles are in Japan, classified by industry, before deducting the allowance for loan losses, and adjusting unearned income, unamortized premiums-net and deferred loan fees-net at the dates indicated.

	At March 31,
	2018	2017
	(In millions)
Manufacturing	¥7,961,620	¥9,578,147
Agriculture, forestry, fisheries and mining	145,957	174,021
Construction	947,765	1,151,989
Transportation, communications and public enterprises	5,424,054	5,365,225
Wholesale and retail	5,288,767	5,721,005
Finance and insurance	2,777,862	2,844,546
Real estate and goods rental and leasing	9,017,664	10,101,846
Services	4,255,228	4,885,247
Municipalities	1,000,286	1,216,211
Lease financing	14,629	2,706,641
Consumer(1)	16,363,489	19,096,755
Others(2)	4,633,306	5,178,461

Total domestic	¥57,830,627	¥68,020,094

(1)	The balance in Consumer mainly consists of housing loans. The housing loan balances amounted to ¥11,482,678 million and ¥13,766,771 million at March 31, 2018 and 2017, respectively.
(2)	The balance in Others includes loans and advances to the Government of Japan.

Foreign

The following table shows the outstanding loans and advances to our customers whose domiciles are not in Japan, classified by industry, before deducting the allowance for loan losses, and adjusting unearned income, unamortized premiums-net and deferred loan fees-net at the dates indicated.

	At March 31,
	2018	2017
	(In millions)
Public sector	¥372,008	¥299,746
Financial institutions	4,496,646	4,588,001
Commerce and industry	21,023,885	21,041,905
Lease financing	357,660	404,658
Others	1,779,101	1,836,322

Total foreign	¥28,029,300	¥28,170,632

Allowance for Loan Losses

We calculate the allowance for loan losses using the latest assignment of obligor grades (our internal credit rating) and supplementary data such as the borrowers’ operating cash flows, realizable value of collateral and recent economic conditions.

Fiscal Year Ended March 31, 2018 Compared to Fiscal Year Ended March 31, 2017

For the fiscal year ended March 31, 2018, the allowance for loan losses decreased by ¥188,780 million, or 28%, from ¥680,456 million at March 31, 2017 to ¥491,676 million at March 31, 2018. The decrease was primarily due to the exclusion of the allowance for loans and advances made by KUBC and The Minato Bank, which ceased to be our subsidiaries and became our equity-method associates for the fiscal year ended March 31, 2018. The allowance for loans and advances made by SMFL which will cease to be our consolidated subsidiary and will become our joint venture for the fiscal year ending March 31, 2019 was also excluded.

The provision for loan losses decreased by ¥14,834 million from ¥141,457 million for the fiscal year ended March 31, 2017 to ¥126,623 million for the fiscal year ended March 31, 2018. The decrease was primarily due to a decrease in the provision for loan losses reflecting gradual recovery of the Japanese and global economy.

Charge-offs decreased by ¥5,448 million from the previous fiscal year to ¥185,060 million for the fiscal year ended March 31, 2018. Charge-offs of domestic loans and advances increased by ¥4,153 million compared to the previous fiscal year to ¥161,526 million for the fiscal year ended March 31, 2018, primarily due to an increase in charge-offs related to consumer loans. Charge-offs of foreign loans and advances decreased by ¥9,601 million compared to the previous fiscal year to ¥23,534 million for the fiscal year ended March 31, 2018, primarily due to a decrease in charge-offs related to customers from the commerce and industry.

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

The following table shows our allowance for loan losses for each of the periods indicated.

	For the fiscal year ended March 31,
	2018	2017	2016
	(In millions)
Allowance for loan losses at beginning of period	¥680,456	¥722,717	¥793,552
Provision for loan losses	126,623	141,457	118,750
Charge-offs:
Domestic	161,526	157,373	173,431
Foreign	23,534	33,135	20,218

Total	185,060	190,508	193,649

Recoveries:
Domestic	9,658	9,852	9,477
Foreign	574	445	871

Total	10,232	10,297	10,348

Net charge-offs	174,828	180,211	183,301
Others(1)	(140,575)	(3,507)	(6,284)

Allowance for loan losses at end of period	¥491,676	¥680,456	¥722,717

(1)	Others mainly include the exclusion of the allowance for loans and advances made by KUBC and The Minato Bank, both of which had been our subsidiaries but became our equity-method associates, and the exclusion of the allowance for loans and advances made by SMFL which were reclassified as assets held for sale during the fiscal year ended March 31, 2018. The amount for the fiscal year ended March 31, 2017 and 2016 mainly includes foreign exchange transactions.

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

The following table shows the distribution of impaired loans and advances by “potentially bankrupt, effectively bankrupt and bankrupt (loans and advances),” “past due three months or more (loans),” “restructured (loans)” and “other impaired (loans and advances)” at March 31, 2018 and 2017 by domicile and type of industry of the borrowers. At March 31, 2018, gross impaired loans and advances were ¥878,868 million, a decrease of ¥349,820 million from ¥1,228,688 million at March 31, 2017. The ratio of gross impaired loans and advances to the outstanding loans and advances before deducting the allowance for loan losses, and adjusting unearned income, unamortized premiums-net and deferred loan fees-net was 1.0% at March 31, 2018, a decrease of 0.3 percentage points from 1.3% at March 31, 2017.

	At March 31,
	2018	2017
	(In millions)
Potentially bankrupt, effectively bankrupt and bankrupt (loans and advances):
Domestic:
Manufacturing	¥62,322	¥106,178
Agriculture, forestry, fisheries and mining	6,369	2,250
Construction	10,439	24,430
Transportation, communications and public enterprises	15,494	23,692
Wholesale and retail	74,332	104,472
Finance and insurance	3,021	4,135
Real estate and goods rental and leasing	32,634	126,179
Services	50,858	91,943
Lease financing	—	7,513
Consumer	157,221	194,721
Others	23,081	25,059

Total domestic	435,771	710,572

Foreign:
Financial institutions	30	29
Commerce and industry	144,975	157,227
Lease financing	—	11,892
Others	22,383	23,890

Total foreign	167,388	193,038

Total	603,159	903,610

Past due three months or more (loans):
Domestic	21,649	20,808
Foreign	—	11,449

Total	21,649	32,257

Restructured (loans):
Domestic	136,582	155,100
Foreign	17,567	25,741

Total	154,149	180,841

Other impaired (loans and advances):
Domestic	93,175	103,777
Foreign	6,736	8,203

Total	99,911	111,980

Gross impaired loans and advances	878,868	1,228,688

Less: Allowance for loan losses for impaired loans and advances	(369,386)	(532,451)

Net impaired loans and advances	¥509,482	¥696,237

In addition to the discussion in this section, see Note 45 “Financial Risk Management—Credit Risk” to our consolidated financial statements included elsewhere in this annual report.

Investment Securities

Our investment securities, including available-for-sale financial assets and held-to-maturity investments, totaled ¥20,495,075 million at March 31, 2018, an increase of ¥1,421,138 million, or 7%, from ¥19,073,937 million at March 31, 2017. The increase in our investment securities was primarily due to an increase in our holdings of Japanese government bonds.

Our bond portfolio is principally held for asset and liability management purposes. Our bond portfolio mostly consisted of Japanese government bonds, U.S. Treasury securities and bonds issued by other governments and official institutions.

Our held-to-maturity investments amounted to ¥372,459 million at March 31, 2018, a decrease of ¥800,960 million, or 68%, from ¥1,173,419 million at March 31, 2017, primarily due to redemptions at maturity of Japanese government bonds, which are the principal components of our held-to-maturity investments portfolio.

Domestic available-for-sale financial assets included ¥8,028,936 million of domestic debt instruments at March 31, 2018, an increase of ¥1,859,932 million, or 30%, from ¥6,169,004 million at March 31, 2017. The increase was primarily due to an increase in our holdings of Japanese government bonds. Moreover, we manage the average duration of our Japanese government bonds to be short, and Japanese government bonds with a maturity of less than five years accounted for 91% of our total Japanese government bonds at March 31, 2018. As for our foreign available-for-sale financial assets, we had ¥6,253,770 million of foreign debt instruments, which was an increase of ¥299,004 million, or 5%, from ¥5,954,766 million at March 31, 2017. Most of our foreign debt instruments, including mortgage-backed securities, are issued or guaranteed by foreign governments, government agencies or official institutions. The increase was primarily due to an increase in our holdings of bonds issued by other governments and official institutions. Net unrealized losses on our foreign debt instruments amounted to ¥165,863 million at March 31, 2018, as compared to net unrealized losses of ¥128,474 million at March 31, 2017. This was primarily due to a rise in U.S. interest rates. Of our foreign debt instruments, 57% had a maturity of less than five years.

We had ¥5,161,734 million of domestic equity instruments and ¥678,176 million of foreign equity instruments at March 31, 2018. Our domestic equity instruments, which consisted principally of publicly traded Japanese stocks and included common and preferred stocks issued by our customers, increased by ¥44,105 million, or 1%, from ¥5,117,629 million at March 31, 2017. Net unrealized gains on our domestic equity instruments increased by ¥228,469 million, or 8%, from ¥2,696,122 million at March 31, 2017 to ¥2,924,591 million at March 31, 2018. The increase was primarily due to a rise in the market prices of these stocks in a market environment where, as described in “Item 5. Operating and Financial Review and Prospects—Overview—Operating Environment,” the Nikkei Stock Average rose from ¥18,909.26 at March 31, 2017 to ¥21,454.30 at March 30, 2018. Net unrealized gains on our foreign equity instruments increased by ¥39,573 million, or 13%, from ¥296,448 million at March 31, 2017 to ¥336,021 million at March 31, 2018, mainly reflecting favorable conditions in overseas stock markets.

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

The following tables show the amortized cost, gross unrealized gains and losses and fair value of our investment securities, which are classified as held-to-maturity investments and available-for-sale financial assets at March 31, 2018, 2017 and 2016.

	At March 31, 2018
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥372,459	¥2,138	¥—	¥374,597
Japanese municipal bonds	—	—	—	—
Japanese corporate bonds	—	—	—	—

Total domestic	372,459	2,138	—	374,597

Foreign	—	—	—	—

Total	¥372,459	¥2,138	¥—	¥374,597

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥7,675,028	¥14,554	¥4,279	¥7,685,303
Japanese municipal bonds	47,079	49	96	47,032
Japanese corporate bonds	295,503	1,221	123	296,601

Total domestic debt instruments	8,017,610	15,824	4,498	8,028,936
Equity instruments	2,237,143	2,946,737	22,146	5,161,734

Total domestic	10,254,753	2,962,561	26,644	13,190,670

Foreign:
U.S. Treasury and other U.S. government agency bonds	3,387,109	1,723	142,186	3,246,646
Bonds issued by other governments and official institutions	2,192,099	4,203	8,852	2,187,450
Mortgage-backed securities	509,104	31	20,952	488,183
Other debt instruments	331,321	507	337	331,491

Total foreign debt instruments	6,419,633	6,464	172,327	6,253,770
Equity instruments	342,155	340,366	4,345	678,176

Total foreign	6,761,788	346,830	176,672	6,931,946

Total	¥17,016,541	¥3,309,391	¥203,316	¥20,122,616

	At March 31, 2017
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥1,160,751	¥6,865	¥—	¥1,167,616
Japanese municipal bonds	7,463	12	—	7,475
Japanese corporate bonds	5,205	23	—	5,228

Total domestic	1,173,419	6,900	—	1,180,319

Foreign	—	—	—	—

Total	¥1,173,419	¥6,900	¥—	¥1,180,319

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥5,704,875	¥23,952	¥6,153	¥5,722,674
Japanese municipal bonds	83,253	77	550	82,780
Japanese corporate bonds	361,656	2,459	565	363,550

Total domestic debt instruments	6,149,784	26,488	7,268	6,169,004
Equity instruments	2,421,507	2,699,446	3,324	5,117,629

Total domestic	8,571,291	2,725,934	10,592	11,286,633

Foreign:
U.S. Treasury and other U.S. government agency bonds	3,565,748	2,352	99,837	3,468,263
Bonds issued by other governments and official institutions	1,687,959	512	18,618	1,669,853
Mortgage-backed securities	646,206	33	12,610	633,629
Other debt instruments	183,327	300	606	183,021

Total foreign debt instruments	6,083,240	3,197	131,671	5,954,766
Equity instruments	362,671	296,706	258	659,119

Total foreign	6,445,911	299,903	131,929	6,613,885

Total	¥15,017,202	¥3,025,837	¥142,521	¥17,900,518

	At March 31, 2016
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥2,241,491	¥16,574	¥—	¥2,258,065
Japanese municipal bonds	20,849	26	3	20,872
Japanese corporate bonds	5,202	28	—	5,230

Total domestic	2,267,542	16,628	3	2,284,167

Foreign	—	—	—	—

Total	¥2,267,542	¥16,628	¥3	¥2,284,167

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥6,481,951	¥47,906	¥1,282	¥6,528,575
Japanese municipal bonds	31,081	157	17	31,221
Japanese corporate bonds	303,894	3,687	85	307,496

Total domestic debt instruments	6,816,926	51,750	1,384	6,867,292
Equity instruments	2,319,411	2,385,454	36,566	4,668,299

Total domestic	9,136,337	2,437,204	37,950	11,535,591

Foreign:
U.S. Treasury and other U.S. government agency bonds	2,243,096	5,237	2,203	2,246,130
Bonds issued by other governments and official institutions	2,130,938	10,107	2,052	2,138,993
Mortgage-backed securities	978,315	6,692	486	984,521
Other debt instruments	112,312	713	51	112,974

Total foreign debt instruments	5,464,661	22,749	4,792	5,482,618
Equity instruments	375,016	227,025	22,445	579,596

Total foreign	5,839,677	249,774	27,237	6,062,214

Total	¥14,976,014	¥2,686,978	¥65,187	¥17,597,805

The following tables show the fair value and gross unrealized losses of our investment securities, aggregated by the length of time that the individual securities have been in a continuous unrealized loss position at March 31, 2018, 2017 and 2016. None of the available-for-sale equity instruments included in the tables have been in a continuous unrealized loss position for twelve months or more, since a significant or prolonged decline in the fair value of an equity instrument below its cost is considered to be an objective evidence of impairment and in such case the unrealized losses are reclassified from equity to profit or loss.

	At March 31, 2018
	Less than twelve months		Twelve months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥2,001	¥—	¥—	¥—	¥2,001	¥—
Japanese municipal bonds	—	—	—	—	—	—
Japanese corporate bonds	—	—	—	—	—	—

Total domestic	2,001	—	—	—	2,001	—

Foreign	—	—	—	—	—	—

Total	¥2,001	¥—	¥—	¥—	¥2,001	¥—

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥2,847,250	¥559	¥1,353,121	¥3,720	¥4,200,371	¥4,279
Japanese municipal bonds	964	1	31,916	95	32,880	96
Japanese corporate bonds	6,801	2	72,061	121	78,862	123

Total domestic debt instruments	2,855,015	562	1,457,098	3,936	4,312,113	4,498
Equity instruments	506,969	22,146	—	—	506,969	22,146

Total domestic	3,361,984	22,708	1,457,098	3,936	4,819,082	26,644

Foreign:
U.S. Treasury and other U.S. government agency bonds	1,509,509	41,946	1,229,979	100,240	2,739,488	142,186
Bonds issued by other governments and official institutions	1,039,848	739	219,608	8,113	1,259,456	8,852
Mortgage-backed securities	1,124	1	482,141	20,951	483,265	20,952
Other debt instruments	141,058	161	17,269	176	158,327	337

Total foreign debt instruments	2,691,539	42,847	1,948,997	129,480	4,640,536	172,327
Equity instruments	65,105	4,345	—	—	65,105	4,345

Total foreign	2,756,644	47,192	1,948,997	129,480	4,705,641	176,672

Total	¥6,118,628	¥69,900	¥3,406,095	¥133,416	¥9,524,723	¥203,316

	At March 31, 2017
	Less than twelve months		Twelve months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥—	¥—	¥—	¥—	¥—	¥—
Japanese municipal bonds	—	—	—	—	—	—
Japanese corporate bonds	—	—	—	—	—	—

Total domestic	—	—	—	—	—	—

Foreign	—	—	—	—	—	—

Total	¥—	¥—	¥—	¥—	¥—	¥—

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥1,427,268	¥6,153	¥—	¥—	¥1,427,268	¥6,153
Japanese municipal bonds	68,154	543	2,383	7	70,537	550
Japanese corporate bonds	126,267	560	2,307	5	128,574	565

Total domestic debt instruments	1,621,689	7,256	4,690	12	1,626,379	7,268
Equity instruments	170,399	3,324	—	—	170,399	3,324

Total domestic	1,792,088	10,580	4,690	12	1,796,778	10,592

Foreign:
U.S. Treasury and other U.S. government agency bonds	1,590,352	40,549	685,367	59,288	2,275,719	99,837
Bonds issued by other governments and official institutions	1,238,536	18,587	60,616	31	1,299,152	18,618
Mortgage-backed securities	618,451	12,370	10,317	240	628,768	12,610
Other debt instruments	61,230	350	6,182	256	67,412	606

Total foreign debt instruments	3,508,569	71,856	762,482	59,815	4,271,051	131,671
Equity instruments	10,105	258	—	—	10,105	258

Total foreign	3,518,674	72,114	762,482	59,815	4,281,156	131,929

Total	¥5,310,762	¥82,694	¥767,172	¥59,827	¥6,077,934	¥142,521

	At March 31, 2016
	Less than twelve months		Twelve months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥—	¥—	¥—	¥—	¥—	¥—
Japanese municipal bonds	4,386	3	—	—	4,386	3
Japanese corporate bonds	—	—	—	—	—	—

Total domestic	4,386	3	—	—	4,386	3

Foreign	—	—	—	—	—	—

Total	¥4,386	¥3	¥—	¥—	¥4,386	¥3

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥675,693	¥1,282	¥—	¥—	¥675,693	¥1,282
Japanese municipal bonds	3,893	16	775	1	4,668	17
Japanese corporate bonds	42,692	82	860	3	43,552	85

Total domestic debt instruments	722,278	1,380	1,635	4	723,913	1,384
Equity instruments	425,494	36,566	—	—	425,494	36,566

Total domestic	1,147,772	37,946	1,635	4	1,149,407	37,950

Foreign:
U.S. Treasury and other U.S. government agency bonds	857,102	2,164	22,474	39	879,576	2,203
Bonds issued by other governments and official institutions	938,377	2,012	32,063	40	970,440	2,052
Mortgage-backed securities	8,294	44	12,013	442	20,307	486
Other debt instruments	44,965	30	2,077	21	47,042	51

Total foreign debt instruments	1,848,738	4,250	68,627	542	1,917,365	4,792
Equity instruments	160,245	22,445	—	—	160,245	22,445

Total foreign	2,008,983	26,695	68,627	542	2,077,610	27,237

Total	¥3,156,755	¥64,641	¥70,262	¥546	¥3,227,017	¥65,187

Trading Assets

The following table shows our trading assets at March 31, 2018 and 2017. Our trading assets were ¥3,169,123 million at March 31, 2018, a decrease of ¥607,548 million from ¥3,776,671 million at March 31, 2017. The decrease was primarily due to a decrease in our holdings of Japanese government bonds.

	At March 31,
	2018	2017
	(In millions)
Debt instruments	¥2,841,148	¥3,339,928
Equity instruments	327,975	436,743

Total trading assets	¥3,169,123	¥3,776,671

Financial Assets at Fair Value Through Profit or Loss

The following table shows the fair value of our financial assets at fair value through profit or loss at March 31, 2018 and 2017. The fair value was ¥1,547,672 million at March 31, 2018, a decrease of ¥51,421 million from ¥1,599,093 million at March 31, 2017. The decrease was primarily due to a decrease in our holdings of debt instruments.

	At March 31,
	2018	2017
	(In millions)
Debt instruments	¥1,528,921	¥1,582,957
Equity instruments	18,751	16,136

Total financial assets at fair value through profit or loss	¥1,547,672	¥1,599,093

Liabilities

Our total liabilities increased by ¥416,069 million from ¥179,263,698 million at March 31, 2017 to ¥179,679,767 million at March 31, 2018. Although all the liabilities of KUBC and The Minato Bank, which ceased to be our subsidiaries and became our equity-method associates for the fiscal year ended March 31, 2018, were excluded, deposits other than those at KUBC and The Minato Bank increased.

The following table shows our liabilities at March 31, 2018 and 2017.

	At March 31,
	2018	2017
	(In millions)
Deposits	¥128,461,527	¥130,295,290
Call money and bills sold	1,190,929	2,088,020
Repurchase agreements and cash collateral on securities lent	12,022,593	9,424,506
Trading liabilities	2,143,899	2,071,584
Derivative financial instruments	3,498,016	3,889,694
Borrowings	10,652,481	12,245,943
Debt securities in issue	10,569,117	11,165,623
Provisions	188,267	194,700
Other liabilities	6,882,740	7,461,101
Current tax liabilities	55,516	79,371
Deferred tax liabilities	397,741	320,201
Liabilities directly associated with the assets held for sale	3,616,941	27,665

Total liabilities	¥179,679,767	¥179,263,698

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

SMBC’s foreign offices accept deposits mainly in U.S. dollars, but also in yen and other currencies, and are active participants in the Euro-currency market as well as the United States domestic money market. Foreign deposits mainly consist of stable types of deposits, such as deposits at notice, time deposits, and negotiable certificates of deposit.

Our deposit balances at March 31, 2018 were ¥128,461,527 million, a decrease of ¥1,833,763 million, or 1%, from ¥130,295,290 million at March 31, 2017, primarily due to a decrease in time deposits at domestic offices, which was partially offset by an increase in demand deposits at domestic offices. The decrease in time deposits was mainly due to the exclusion of time deposits of KUBC and The Minato Bank, which ceased to be our subsidiaries and became our equity-method associates for the fiscal year ended March 31, 2018.

The following table shows a breakdown of our domestic and foreign offices’ deposits at the dates indicated.

	At March 31,
	2018	2017
	(In millions)
Domestic offices:
Non-interest-bearing demand deposits	¥20,370,064	¥18,737,973
Interest-bearing demand deposits	49,580,166	48,879,089
Deposits at notice	855,978	1,066,201
Time deposits	18,185,591	22,269,409
Negotiable certificates of deposit	5,408,021	6,021,236
Others	7,338,619	7,290,869

Total domestic offices	101,738,439	104,264,777

Foreign offices:
Non-interest-bearing demand deposits	1,241,450	1,115,579
Interest-bearing demand deposits	2,574,099	2,402,906
Deposits at notice	9,499,686	9,264,068
Time deposits	7,469,541	7,256,466
Negotiable certificates of deposit	5,812,264	5,859,702
Others	126,048	131,792

Total foreign offices	26,723,088	26,030,513

Total deposits	¥128,461,527	¥130,295,290

Borrowings

Borrowings include short-term borrowings, unsubordinated and subordinated long-term borrowings, liabilities associated with securitization transactions of our own assets, and lease obligations. At March 31, 2018, our borrowings were ¥10,652,481 million, a decrease of ¥1,593,462 million, or 13%, from ¥12,245,943 million at March 31, 2017, primarily due to the reclassification of borrowings of SMFL to liabilities directly associated with the assets held for sale during the fiscal year ended March 31, 2018.

At March 31, 2018, our short-term borrowings accounted for 37% of our total borrowings, and our long-term borrowings accounted for 52% of our total borrowings.

The following table shows the balances with respect to our borrowings at March 31, 2018 and 2017.

	At March 31,
	2018	2017
	(In millions)
Short-term borrowings	¥3,943,140	¥7,546,496
Long-term borrowings:
Unsubordinated	5,230,453	3,138,582
Subordinated	265,000	284,200
Liabilities associated with securitization transactions	1,204,722	1,169,741
Lease obligations	9,166	106,924

Total borrowings	¥10,652,481	¥12,245,943

For more information, see Note 18 “Borrowings” to our consolidated financial statements included elsewhere in this annual report, which sets forth summaries of short- and long-term borrowings with their contractual interest rates and currencies.

Debt Securities in Issue

Debt securities in issue at March 31, 2018 were ¥10,569,117 million, a decrease of ¥596,506 million, or 5%, from ¥11,165,623 million at March 31, 2017, primarily due to a decrease in commercial paper, which was partially offset by an increase in bonds reflecting our efforts to expand foreign currency funding sources. The decrease in commercial paper was mainly due to the reclassification of commercial paper of SMFL to liabilities directly associated with the assets held for sale during the fiscal year ended March 31, 2018.

	At March 31,
	2018	2017
	(In millions)
Commercial paper	¥2,467,645	¥3,518,346
Bonds	6,490,965	5,940,252
Subordinated bonds	1,610,507	1,707,025

Total debt securities in issue	¥10,569,117	¥11,165,623

For additional information, see Note 19 “Debt Securities in Issue” to our consolidated financial statements included elsewhere in this annual report, which sets forth summaries of debt securities in issue with their contractual interest rates and currencies.

In the normal course of business, we enter into contractual obligations that require future cash payments. “Item 5.F. Tabular Disclosure of Contractual Obligations” sets forth a summary of our contractual cash obligations at March 31, 2018.

Total Equity

Our total equity increased by ¥608,516 million from ¥11,887,283 million at March 31, 2017 to ¥12,495,799 million at March 31, 2018, primarily due to increases in retained earnings and other reserves, which were partially offset by a decrease in non-controlling interests resulting from the disposal of subsidiaries and the redemption of preferred securities. The increase in retained earnings mainly reflected our net profit. The increase in other reserves was primarily due to an increase in available-for-sale financial assets reserve reflecting a rise in market prices of domestic equity instruments.

	At March 31,
	2018	2017
	(In millions)
Capital stock	¥2,338,743	¥2,337,896
Capital surplus	863,505	864,052
Retained earnings	5,149,193	4,609,496
Other reserves	2,324,349	2,134,042
Treasury stock	(12,493)	(12,913)

Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.	10,663,297	9,932,573
Non-controlling interests	1,232,980	1,505,001
Equity attributable to other equity instruments holders	599,522	449,709

Total equity	¥12,495,799	¥11,887,283

For more information, see Note 24 “Shareholders’ Equity” and Note 25 “Non-controlling Interests and Equity Attributable to Other Equity Instruments Holders” to our consolidated financial statements included elsewhere in this annual report.

Reconciliation with Japanese GAAP

Our consolidated financial statements are prepared in accordance with IFRS as summarized in Note 2 “Summary of Significant Accounting Policies” to our consolidated financial statements included elsewhere in this annual report. These policies differ in some respects from Japanese GAAP. For reporting under the FIEA and Japanese banking regulations, we prepare our annual financial results in accordance with Japanese GAAP. To show the major reconciling items between our IFRS and Japanese GAAP consolidated financial statements, we have provided below, with respect to our most recent fiscal year, a reconciliation of consolidated net profit and total equity under IFRS with those amounts under Japanese GAAP.

	At and for the fiscal year ended March 31, 2018
	Total equity	Net profit
	(In millions)
IFRS	¥12,495,799	¥889,598
Differences arising from different accounting for:
1. Scope of consolidation	129,045	1,644
2. Derivative financial instruments	104,938	20,650
3. Investment securities	(355,744)	(68,792)
4. Loans and advances	61,241	33,508
5. Investments in associates and joint ventures	(61,761)	1,612
6. Property, plant and equipment	(11,439)	(984)
7. Lease accounting	3,535	515
8. Defined benefit plans	65,069	13,233
9. Deferred tax assets	(84,621)	(35,051)
10. Foreign currency translation	—	(12,664)
11. Classification of equity and liability	(603,528)	(14,062)
Others	(128,865)	15,216
Tax effect of the above	(777)	(6,097)

Japanese GAAP	¥11,612,892	¥838,326

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

We apply hedge accounting under Japanese GAAP. However, IFRS imposes onerous documentation and effectiveness testing requirements on entities wishing to apply hedge accounting. The result of these requirements is that it is more difficult to achieve hedge accounting under IFRS than under Japanese GAAP. The effects of hedge accounting under Japanese GAAP have therefore been reversed under IFRS, except for hedge accounting for net investments in foreign operations which was adopted on April 1, 2017.

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

Liquidity

We derive funding for our operations both from domestic and international sources. Our domestic funding is derived primarily from deposits placed with SMBC by its corporate and individual customers, and also from call money (inter-bank), bills sold (inter-bank promissory notes), repurchase agreements, borrowings, and negotiable certificates of deposit issued by SMBC to domestic and international customers. Our international sources of funds are principally from deposits from corporate customers and foreign central banks, negotiable certificates of deposit, bonds, commercial paper, and also from repurchase agreements and cash collateral on securities lent. We closely monitor maturity gaps and foreign exchange exposure in order to manage our liquidity profile.

As shown in the following table, total deposits decreased by ¥1,833,763 million, or 1%, from ¥130,295,290 million at March 31, 2017 to ¥128,461,527 million at March 31, 2018. The balance of deposits at March 31, 2018 exceeded the balance of loans and advances by ¥43,332,457 million, primarily due to the stable deposit base in Japan. Our loan-to-deposit ratio (total loans and advances divided by total deposits) in the same period was 66%, which contributed greatly to the reduction of our liquidity risk. Our balances of large-

denomination domestic yen time deposits are stable due to the historically high rollover rate of our corporate customers and individual depositors.

	At March 31,
	2018	2017

	(In millions)
Loans and advances	¥85,129,070	¥95,273,845
Deposits	128,461,527	130,295,290

We have invested the excess balance of deposits against loans and advances primarily in marketable securities and other highly liquid assets, such as Japanese government bonds. SMBC’s Treasury Unit actively monitors the movement of interest rates and maturity profile of its bond portfolio as part of SMBC’s overall risk management. The bonds can be used to enhance liquidity. When needed, they can be used as collateral for call money or other money market funding or short-term borrowings from the BOJ.

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

We believe we are able to access such sources of liquidity on a stable and flexible basis by keeping credit ratings at a high level. The following table shows credit ratings assigned to the Company by Moody’s, S&P and Fitch at May 31, 2018:

At May 31, 2018
Moody’s			S&P			Fitch
Long-term	Outlook	Short-term	Long-term	Outlook	Short-term	Long-term	Outlook	Short-term
A1	S	P-1	A-	P	—	A	S	F1

The following table shows credit ratings assigned to SMBC by Moody’s, S&P and Fitch at May 31, 2018:

At May 31, 2018
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

The guidelines published by FSA for LCR applicable to banks with international operations are based on the full text of the LCR standard issued by the BCBS in January 2013. Under these guidelines, banks with international operations must maintain LCR of at least 100% on both a consolidated basis and a nonconsolidated basis, while the minimum LCR requirements are being phased in between March 31, 2015 and March 31, 2019 with an increase of 10% in each year starting from 60%. The following table shows the LCRs of the Company and SMBC for the three months ended March 31, 2018. Each figure is calculated based on our financial statements prepared in accordance with Japanese GAAP, as required by the FSA’s LCR guidelines.

For the three months ended March 31, 2018(1)
SMFG (consolidated)	127.7%
SMBC (consolidated)	131.4%
SMBC (nonconsolidated)	133.7%

(1)	Under the FSA’s LCR guidelines, LCR is set as the three-month average of the daily LCR for the three months ended March 31, 2018, which is calculated by dividing the balance of high-quality liquid assets by the total net cash outflows on a daily basis for the same three months.

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

We and SMBC have adopted the advanced IRB approach since March 31, 2009 and the AMA since March 31, 2008.

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

These capital reforms increase the minimum common equity requirement from 2% to 4.5% and require banks to hold a capital conservation buffer, which started to be phased in from January 2016 with the initial ratio of 0.625% and will reach 2.5% by January 2019, to withstand future periods of stress, bringing the total common equity requirement to 7%. The Tier 1 capital requirement was also increased from 4% to 6%, resulting in a total requirement of 8.5% when combined with the above-mentioned conservation buffer. The total capital requirement remains at the existing level of 8% but will increase to 10.5% by January 2019 due to the capital conservation buffer. Furthermore, a countercyclical buffer within a range of 0% to 2.5% of common equity or other fully loss-absorbing capital has been implemented according to national circumstances. The GHOS also agreed on transitional arrangements for implementing the new requirements.

In addition to the above-mentioned minimum capital requirements and capital buffer requirements under Basel III, organizations identified by the FSB as G-SIBs, which includes us, are required to maintain an additional 1% to 2.5% of Common Equity Tier 1 capital as a percentage of risk-weighted assets, which is commonly referred to as the G-SIB capital surcharge, based on the organization’s size, interconnectedness, substitutability, complexity and cross-jurisdictional activity as determined by the FSB. The amount of G-SIB capital surcharge that applies to us based on the FSB’s determination will be 1% of risk-weighted assets when the requirements are fully applied from 2019. Under the phase-in arrangement for the G-SIB capital surcharge, we are currently required to maintain 0.75% of Common Equity Tier 1 capital as a percentage of risk-weighted assets.

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

On December 7, 2017, the GHOS endorsed the outstanding Basel III regulatory reforms. For further details regarding the finalized Basel III reforms, see “Item 4.B. Business Overview—Regulations in Japan—Regulations Regarding Capital Adequacy and Liquidity—Capital Adequacy Requirement.”

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

On December 7, 2017, the definition and requirements of the leverage ratio were revised as part of the finalized Basel III reforms, under which the leverage ratio will be based on a Tier 1 definition of capital and the minimum leverage ratio will be 3%. Under the finalized Basel III reforms, G-SIBs are required to meet a leverage ratio buffer, which will take the form of a Tier 1 capital buffer set at 50% of the applicable G-SIB capital surcharge.

The table below presents our risk-weighted capital ratios, total capital, risk-weighted assets and leverage ratio under Japanese GAAP at March 31, 2018, based on the Basel III rules.

At March 31, 2018
(In billions, except percentages)
SMFG Consolidated:
Total risk-weighted capital ratio	19.36%
Tier 1 risk-weighted capital ratio	16.69%
Common Equity Tier 1 risk-weighted capital ratio	14.50%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥12,304.1
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	10,610.2
Common Equity Tier 1 capital	9,217.4
Risk-weighted assets	63,540.3
The amount of minimum total capital requirements(1)	5,083.2

Leverage ratio	5.01%

(1)	The amount of minimum total capital requirements is calculated by multiplying risk-weighted assets by 8%.

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

Non-controlling interests that will no longer qualify as Common Equity Tier 1 capital, Additional Tier 1 capital, or Tier 2 capital under Basel III started to be excluded from March 31, 2014 by increments of 20% and were fully phased out on March 31, 2018.

Regulatory adjustments such as goodwill and other intangibles, deferred tax assets, investment in the common equity capital of banking financial and insurance entities and defined benefit pension fund assets and liabilities are applied mainly to the calculation of Common Equity Tier 1 capital in the form of a deduction. Such regulatory adjustments were phased in from March 31, 2014 through March 31, 2018.

Additional Tier 1 capital consists primarily of preferred securities and perpetual subordinated bonds.

Tier 2 capital consists primarily of subordinated debt securities.

Capital instruments such as preferred securities and subordinated debt issued on or after March 31, 2013 must meet the new requirements to be included in regulatory capital. Capital instruments issued prior to March 31, 2013 that do not meet the requirements set forth in the FSA capital adequacy guidelines no longer qualify as Additional Tier 1 or Tier 2 capital. However, if those capital instruments meet the requirements for transitional arrangements set forth in such guidelines, they can qualify as Additional Tier 1 or Tier 2 capital during the phase-out period beginning March 31, 2013. The remaining balance of those non-qualifying capital instruments recognized as Additional Tier 1 or Tier 2 capital are being reduced in annual 10% increments and will be fully phased out by March 31, 2022.

At March 31, 2018, our consolidated total capital was ¥12,304 billion, Tier 1 capital was ¥10,610 billion, and Common Equity Tier 1 capital was ¥9,217 billion. Our total risk-weighted assets at March 31, 2018 were ¥63,540 billion.

On a consolidated basis, our total risk-weighted capital ratio was 19.36%, Tier 1 risk-weighted capital ratio was 16.69%, Common Equity Tier 1 risk-weighted capital ratio was 14.50% and leverage ratio was 5.01% at March 31, 2018.

Our capital position and SMBC’s capital position depend in part on the fair market value of our investment securities portfolio, since unrealized gains and losses are included in the amount of regulatory capital. At March 31, 2013, unrealized gains and losses were counted as Tier 2 capital and Additional Tier 1 capital, respectively, but started to be counted as Common Equity Tier 1 capital from March 31, 2014 by increments of 20% and have been fully counted as Common Equity Tier 1 capital since March 31, 2018. Since our other securities (including money held in trust) with a readily ascertainable market value included unrealized gains and losses, substantial fluctuations in the Japanese stock markets may affect our capital position and the capital position of SMBC.

In addition, our capital position and SMBC’s capital position would be negatively affected if deferred tax assets cannot be recognized. Under Japanese GAAP, a company will lose its ability to recognize deferred tax assets if, in principle, it has substantial amounts of negative annual taxable income for each of past three consecutive years and current fiscal year, and is expected to have significant negative taxable income in the following fiscal year.

Set forth below is a table of risk-weighted capital ratios, total capital, risk-weighted assets and leverage ratio of SMBC at March 31, 2018 on a consolidated and nonconsolidated basis.

At March 31, 2018
(In billions, except percentages)
SMBC Consolidated:
Total risk-weighted capital ratio	21.14%
Tier 1 risk-weighted capital ratio	18.22%
Common Equity Tier 1 risk-weighted capital ratio	15.29%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥10,931.1
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	9,423.7
Common Equity Tier 1 capital	7,908.7
Risk-weighted assets	51,707.5
The amount of minimum total capital requirements(1)	4,136.6

Leverage ratio	4.84%

SMBC Nonconsolidated:
Total risk-weighted capital ratio	21.11%
Tier 1 risk-weighted capital ratio	18.11%
Common Equity Tier 1 risk-weighted capital ratio	15.07%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥10,346.1
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	8,875.3
Common Equity Tier 1 capital	7,384.9
Risk-weighted assets	49,001.9
The amount of minimum total capital requirements(1)	3,920.1

(1)	The amount of minimum total capital requirements is calculated by multiplying risk-weighted assets by 8%.

Our securities subsidiary in Japan, SMBC Nikko Securities is also subject to capital adequacy requirements under the FIEA described in “Item 4.B. Business Overview—Regulations in Japan—Regulations Regarding Capital Adequacy and Liquidity.” At March 31, 2018, the capital adequacy ratio was 446.5% for SMBC Nikko Securities, and sufficiently above 140%, below which level it would be required to file daily reports with the Commissioner of the FSA.

5.C.    RESEARCH, DEVELOPMENT, PATENTS AND LICENSES

We did not conduct any significant research and development activities for the fiscal year ended March 31, 2018. However, there are certain research and development activities for our information system infrastructure.

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

The table below shows the nominal amounts of undrawn loan commitments, and financial guarantees and other credit-related contingent liabilities at March 31, 2018 and 2017.

	At March 31,
	2018	2017
	(In millions)
Loan commitments	¥60,107,128	¥62,357,210
Financial guarantees and other credit-related contingent liabilities	8,426,245	7,924,711

Total	¥68,533,373	¥70,281,921

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

In addition to the above-mentioned off-balance sheet arrangements, some of the SMBC Group’s off-balance sheet arrangements are related to activities of structured entities. For further information, see Note 48 “Structured Entities” to our consolidated financial statements included elsewhere in this annual report.

5.F.    TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

In the normal course of business, we enter into contractual obligations that require future cash payments. The following table sets forth a summary of our contractual cash obligations at March 31, 2018.

	At March 31, 2018
	Due in one year or less	Due from one year to three years	Due from three years to five years	Due after five years	Total(1)
			(In millions)
Time deposits	¥21,663,526	¥2,681,152	¥652,130	¥644,395	¥25,641,203
Negotiable certificate of deposits	10,760,779	427,726	31,780	0	11,220,285
Borrowings	7,262,141	601,326	652,481	2,126,169	10,642,117
Debt securities in issue	3,357,935	1,818,271	2,185,578	3,227,737	10,589,521
Capital (finance) lease obligation	2,567	2,999	1,665	3,086	10,317
Operating lease obligation	42,329	73,930	55,368	121,419	293,046
Purchase obligation(2)	33,442	20,934	5,735	0	60,111

Total	¥43,122,719	¥5,626,338	¥3,584,737	¥6,122,806	¥58,456,600

(1)	The amount of interest on debt instruments is not included in the maturity table above due to its insignificance.
(2)	Purchase obligation in the above table includes the contractual commitments to purchase goods or services of construction and information technology that are binding on us for the payment of more than ¥100 million.

5.G.    SAFE HARBOR

See the discussion under “Cautionary Statement Regarding Forward-Looking Statements.”

Item 6.	Directors, Senior Management and Employees

6.A.    DIRECTORS AND SENIOR MANAGEMENT

Directors and Senior Management

We had previously employed a board of corporate auditors governance system. In order to further enhance our solid corporate governance system, we transitioned to a company with three statutory committees on June 29, 2017.

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

For more information, see “Item 6.C. Board Practices.”

Directors

At June 28, 2018, the following directors held the indicated positions with us:

Name (Date of birth)	Current positions and principal outside positions	Business experience
Koichi Miyata (November 16, 1953)	Chairman of the Board of the Company Chairman of the Board of SMBC	April 1976	Joined Mitsui Bank
		June 2003	Executive Officer of SMBC
		October 2006	Managing Executive Officer of SMBC
		April 2009	Director and Senior Managing Executive Officer of SMBC
		April 2010	Senior Managing Executive Officer of the Company
		June 2010	Director of the Company
		April 2011	Director and President of the Company
Director of SMBC
		April 2017	Chairman of the Board of the Company (to present)
Chairman of the Board of SMBC (to present)

Takeshi Kunibe (March 8, 1954)	Director President of the Company (Representative Corporate Executive Officer) Group Chief Executive Officer, or CEO	April 1976	Joined Sumitomo Bank
		June 2003	Executive Officer of SMBC
		October 2006	Managing Executive Officer of SMBC
		April 2007	Managing Executive Officer of the Company
		June 2007	Director of the Company
		April 2009	Director and Senior Managing Executive Officer of SMBC
		April 2011	President and Chief Executive Officer of SMBC
		April 2017	President of the Company
Resigned as Director of SMBC
		June 2017	Director President of the Company (to present)

Makoto Takashima (March 31, 1958)	Director of the Company President of SMBC	April 1982	Joined Sumitomo Bank
		April 2009	Executive Officer of SMBC
		April 2012	Managing Executive Officer of SMBC
		April 2014	Senior Managing Executive Officer of SMBC
		December 2016	Director and Senior Managing Executive Officer of SMBC
		April 2017	President of SMBC (to present)
		June 2017	Director of the Company (to present)
Kozo Ogino (May 9, 1958)

Director Deputy President and Corporate Executive Officer of the Company

Group Chief Risk Officer, or CRO

Officer in charge of Corporate Risk Management Department and Credit & Investment Planning Department

		April 1981	Joined Mitsui Bank
		April 2010	Executive Officer of SMBC
		April 2011	Managing Executive Officer of SMBC
		April 2013	Managing Executive Officer of the Company
		June 2013	Director of the Company
	Director and Deputy President of SMBC	April 2014	Director and Senior Managing Executive Officer of SMBC
		April 2017	Director and Deputy President of the Company
Director and Deputy President of SMBC (to present)
		June 2017	Director Deputy President and Corporate Executive Officer of the Company (to present)

Name (Date of birth)	Current positions and principal outside positions	Business experience

Jun Ohta (February 12, 1958)

Director Deputy President and Corporate Executive Officer of the Company
(Representative Corporate Executive Officer)

Group Chief Financial Officer, or CFO, and Group Chief Strategy Officer, or CSO

Officer in charge of Public Relations Department, Corporate Planning Department, Financial Accounting Department and Subsidiaries & Affiliates Department

Director and Deputy President of SMBC

		April 1982	Joined Sumitomo Bank
		April 2009	Executive Officer of SMBC
		April 2012	Managing Executive Officer of SMBC
		April 2013	Managing Executive Officer of the Company
		April 2014	Senior Managing Executive Officer of the Company
Senior Managing Executive Officer of SMBC
		June 2014	Director of the Company
		April 2015	Director and Senior Managing Executive Officer of SMBC
		April 2017	Director and Deputy President of the Company
Resigned as Director of SMBC
		June 2017	Director Deputy President and Corporate Executive Officer of the Company (to present)
		March 2018	Director and Deputy President of SMBC (to present)
Katsunori Tanizaki (April 12, 1957)

Director Senior Managing Corporate Executive Officer of the Company

Group Chief Information Officer, or CIO, and Group Chief Digital Innovation Officer, or CDIO

Officer in charge of IT Planning Department, IT Innovation Department, Data Management Department and Operations Planning Department

Director and Senior Managing Executive Officer of SMBC

		April 1982	Joined Sumitomo Bank
		April 2010	Executive Officer of SMBC
		April 2011	General Manager of IT Planning Department of the Company
		April 2013	Managing Executive Officer of SMBC
		April 2015	Senior Managing Executive Officer of the Company
Director and Senior Managing Executive Officer of SMBC (to present)
		June 2015	Director of the Company
		April 2017	Director and Senior Managing Executive Officer of the Company
		June 2017	Director Senior Managing Corporate Executive Officer of the Company (to present)
Toshikazu Yaku (March 3, 1962)

Director Senior Managing Corporate Executive Officer of the Company

Group Chief Compliance Officer, or CCO, and Group Chief Human Resources Officer, or CHRO

Officer in charge of Human Resources Department, Quality Management Department, General Affairs Department and Administrative Services Department

Director and Senior Managing Executive Officer of SMBC

		April 1984	Joined Sumitomo Bank
		April 2012	General Manager of Human Resources Department of the Company
Executive Officer of SMBC
		April 2014	Managing Executive Officer of SMBC
		April 2016	Managing Executive Officer of the Company
		March 2017	Director and Managing Executive Officer of SMBC
		April 2017	Senior Managing Executive Officer of the Company
Director and Senior Managing Executive Officer of SMBC (to present)
		June 2017	Director Senior Managing Corporate Executive Officer of the Company (to present)

Name (Date of birth)	Current positions and principal outside positions	Business experience

Toshiyuki Teramoto (September 15, 1958)	Director of the Company Corporate Auditor of SMBC	April 1981	Joined Mitsui Bank
		April 2008	Executive Officer of SMBC
		April 2011	Managing Executive Officer of SMBC
		April 2014	Director and Senior Managing Executive Officer of SMBC
		April 2015	Senior Managing Executive Officer of the Company
		June 2015	Director of the Company
		April 2016	Director of SMBC
		June 2016	Standing Corporate Auditor of the Company
Corporate Auditor of SMBC (to present)
		June 2017	Director of the Company (to present)
Toru Mikami (August 27, 1960)	Director of the Company	April 1984	Joined Sumitomo Bank
		April 2006	General Manager of Legal Department of SMBC
		April 2013	Co-General Manager of General Affairs Department of the Company
		April 2015	Senior Manager of Head Office of SMBC
		June 2015	Standing Corporate Auditor of the Company
		June 2017	Director of the Company (to present)

Tetsuya Kubo (September 24, 1953)	Director of the Company Representative Director, Chairman of SMBC Nikko Securities Inc. (“SMBC Nikko Securities”)	April 1976	Joined Sumitomo Bank
		June 2003	Executive Officer of SMBC
		July 2006	Managing Executive Officer of SMBC
		April 2008	Managing Executive Officer of the Company
		April 2009	Senior Managing Executive Officer of the Company
Director and Senior Managing Executive Officer of SMBC
		April 2011	Deputy President and Executive Officer of the Company
Director and Deputy President of SMBC
Director of SMBC Nikko Securities
		June 2011	Director of the Company
		March 2013	Resigned as Director of the Company
Resigned as Director of SMBC
		April 2013	Representative Director, President & CEO of SMBC Nikko Securities
		April 2016	Representative Director, Chairman of SMBC Nikko Securities (to present)
		June 2016	Director of the Company (to present)
Masayuki Matsumoto(1) (April 14, 1944)	Director of the Company Special Advisor of Central Japan Railway Company	April 1967	Joined the Japanese National Railways
		April 1987	Joined Central Japan Railway Company
		June 2004	President and Representative Director of Central Japan Railway Company
		April 2010	Vice Chairman and Representative Director of Central Japan Railway Company
		January 2011	Resigned as Director of Central Japan Railway Company
		January 2011	President of Japan Broadcasting Corporation
		January 2014	Retired from Japan Broadcasting Corporation
		April 2014	Special Advisor of Central Japan Railway Company (to present)
		June 2015	Director of SMBC
		June 2017	Director of the Company (to present)
Retired as Director of SMBC

Name (Date of birth)	Current positions and principal outside positions	Business experience

Arthur M. Mitchell(1) (July 23, 1947)	Director of the Company	July 1976	Registered as an attorney at law, admitted in New York, the U.S.A. (to present)
		January 2003	General Counsel of the Asian Development Bank
		September 2007	Joined White & Case LLP
		January 2008	Registered as Foreign Attorney in Japan (to present)
Registered Foreign Attorney in Japan at White & Case LLP (to present)
		June 2015	Director of the Company (to present)
Shozo Yamazaki(1) (September 12, 1948)	Director of the Company	November 1970	Joined Tohmatsu Awoki & Co. (currently Deloitte Touche Tohmatsu LLC)
		September 1974	Registered as a certified public accountant (to present)
		July 1991	Representative Partner of Tohmatsu & Co. (currently Deloitte Touche Tohmatsu LLC)
		June 2010	Retired from Deloitte Touche Tohmatsu LLC
		July 2010	Chairman and President of The Japanese Institute of Certified Public Accountants
		July 2013	Advisor of The Japanese Institute of Certified Public Accountants (to present)
		April 2014	Professor of Tohoku University Accounting School
		June 2017	Director of the Company (to present)
Masaharu Kohno(1) (December 21, 1948)	Director of the Company	April 1973	Joined Ministry of Foreign Affairs of Japan
		August 2005	Director-General of Foreign Policy Bureau in Ministry of Foreign Affairs of Japan
		January 2007	Deputy Minister for Foreign Affairs (in charge of economy) of Ministry of Foreign Affairs of Japan
		February 2009	Ambassador of Japan to Russia
		May 2009	Ambassador of Japan to Russia, Armenia, Turkmenistan and Belarus
		March 2011	Ambassador of Japan to Italy
		May 2011	Ambassador of Japan to Italy, Albania, San Marino and Malta
		September 2014	Retired from office
		June 2015	Director of the Company (to present)
Yoshinobu Tsutsui(1) (January 30, 1954)	Director of the Company Chairman of Nippon Life Insurance Company	April 1977	Joined Nippon Life Insurance Company
		July 2004	Director of Nippon Life Insurance Company
		January 2007	Director and Executive Officer of Nippon Life Insurance Company
		March 2007	Director and Managing Executive Officer of Nippon Life Insurance Company
		March 2009	Director and Senior Managing Executive Officer of Nippon Life Insurance Company
		March 2010	Representative Director and Senior Managing Executive Officer of Nippon Life Insurance Company
		April 2011	President of Nippon Life Insurance Company
		June 2017	Director of the Company (to present)
		April 2018	Chairman of Nippon Life Insurance Company (to present)

Name (Date of birth)	Current positions and principal outside positions	Business experience

Katsuyoshi Shinbo(1) (April 8, 1955)	Director of the Company	April 1984	Registered as an attorney at law (to present)
		November 1999	Attorney at law at Shinbo Law Office (currently Shinbo & Partners) (to present)
		June 2015	Corporate Auditor of SMBC
		June 2017	Director of the Company (to present)
Resigned as Corporate Auditor of SMBC
Eriko Sakurai(1) (November 16, 1960)	Director of the Company	June 1987	Joined Dow Corning Corporation
	Chairman and Chief Executive Officer of Dow Corning Toray Co., Ltd. President and Representative Director of Dow Silicones Holding Japan Co., Ltd.	May 2008	Director of Dow Corning Toray Co., Ltd.
		March 2009	Chairman and Chief Executive Officer of Dow Corning Toray Co., Ltd. (to present)
		May 2011	Regional President -Japan/Korea of Dow Corning Corporation
		February 2015	President and Representative Director of Dow Corning Holding Japan Co., Ltd. (currently Dow Silicones Holding Japan Co., Ltd.) (to present)
		June 2015	Director of the Company (to present)

(1)	Messrs. and Ms. Matsumoto, Mitchell, Yamazaki, Kohno, Tsutsui, Shinbo and Sakurai satisfy the requirements for an “outside director” under the Companies Act.

Corporate Executive Officers

At June 28, 2018, the following corporate executive officers held the indicated positions with us:

Name (Date of birth)	Current positions and principal outside positions	Business experience

Takeshi Kunibe (March 8, 1954)	See “Directors” under this Item 6.A.	See “Directors” under this Item 6.A.
Kozo Ogino (May 9, 1958)	See “Directors” under this Item 6.A.	See “Directors” under this Item 6.A.
Manabu Narita (March 29, 1959)	Deputy President and Corporate Executive Officer of the Company Director and Deputy President of SMBC Head of Wholesale Business Unit	April 1981	Joined Sumitomo Bank
		April 2008	Executive Officer of SMBC
		April 2011	Managing Executive Officer of SMBC
		April 2013	Managing Executive Officer of the Company
		June 2013	Director of the Company
		April 2014	Resigned as Director of the Company
Director and Senior Managing Executive Officer of SMBC
		April 2015	Senior Managing Executive Officer of SMBC
		March 2017	Director and Senior Managing Executive Officer of SMBC
		April 2017	Deputy President and Executive Officer of the Company
Director and Deputy President of SMBC (to present)
		June 2017	Deputy President and Corporate Executive Officer of the Company (to present)

Jun Ohta (February 12, 1958)	See “Directors” under this Item 6.A.	See “Directors” under this Item 6.A.

Katsunori Tanizaki (April 12, 1957)	See “Directors” under this Item 6.A.	See “Directors” under this Item 6.A.

Toshikazu Yaku (March 3, 1962)	See “Directors” under this Item 6.A.	See “Directors” under this Item 6.A.

Masahiko Oshima (September 13, 1960)	Senior Managing Corporate Executive Officer of the Company Senior Managing Executive Officer of SMBC Head of International Business Unit	April 1984	Joined Mitsui Bank
		April 2012	Executive Officer of SMBC
		April 2014	Managing Executive Officer of SMBC
		March 2017	Director and Managing Executive Officer of SMBC
		April 2017	Director and Senior Managing Executive Officer of SMBC
		April 2018	Senior Managing Corporate Executive Officer of the Company (to present)
Senior Managing Executive Officer of SMBC (to present)

Name (Date of birth)	Current positions and principal outside positions	Business experience

Naoki Tamura (July 9, 1961)	Senior Managing Corporate Executive Officer of the Company Senior Managing Executive Officer of SMBC Head of Retail Business Unit	April 1984	Joined Sumitomo Bank
		April 2012	Co-General Manager of Corporate Risk Management Department of the Company
Executive Officer of SMBC
		April 2015	Managing Executive Officer of SMBC
		April 2017	Managing Executive Officer of the Company
		April 2018	Senior Managing Corporate Executive Officer of the Company (to present)
Senior Managing Executive Officer of SMBC (to present)
Hiroshi Munemasa (February 1, 1962)	Senior Managing Corporate Executive Officer of the Company Senior Managing Executive Officer of SMBC Head of Global Markets Business Unit	April 1985	Joined Sumitomo Bank
		April 2013	Executive Officer of SMBC
		April 2015	Managing Executive Officer of SMBC
		April 2017	Managing Executive Officer of the Company
		June 2017	Managing Corporate Executive Officer of the Company
		April 2018	Senior Managing Corporate Executive Officer of the Company (to present)
Senior Managing Executive Officer of SMBC (to present)

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

6.B.    COMPENSATION

On June 29, 2017, we transitioned from a board of corporate auditors governance system to a company with three statutory committees: a nominating committee, an audit committee and a compensation committee. The following provides information before and after the transition.

Before the transition, compensation for each individual director and corporate auditor was determined by our board of directors and by consultation among our corporate auditors, respectively, in accordance with our internal rules and our standard practice of approval at our general meeting of shareholders. The shareholders’ approval specified the upper limit of the aggregate amount of compensation or calculation methods. To ensure objectivity in the process of determining such compensation, bonuses and stock options to our board of directors and the board of directors of SMBC, we had voluntarily formed a compensation committee in which an outside director served as the chairman of the committee.

After the transition, the compensation committee is responsible for establishing policy in regard to the determination of compensation of our directors and corporate executive officers. In addition, the committee determines the contents of the compensation of the individual directors and corporate executive officers in accordance with this policy. For more information, see “Item 6.C. Board Practices.”

The aggregate amounts of compensation paid by us during the fiscal year ended March 31, 2018 to our directors, corporate auditors and corporate executive officers were ¥586 million, ¥44 million and ¥656 million, respectively.

The following table sets forth the details of individual compensation, disclosed pursuant to the provision of the FIEA and related ordinance, by SMFG and its subsidiaries in amounts equal to or exceeding ¥100 million during the fiscal year ended March 31, 2018:

	Compensation
Director	Aggregate amount	Paid by	Annual salary	Stock compensation	Bonus
	(In millions)(1)
Koichi Miyata	¥141	SMFG	¥40	¥11	¥19
		SMBC	40	9	19
Takeshi Kunibe	¥147	SMFG	¥86	¥18	¥39
		SMBC	—	2	—
Makoto Takashima	¥149	SMFG	¥10	¥—	¥—
		SMBC	71	28	39
Jun Ohta	¥101	SMFG	¥61	¥11	¥27
		SMBC	—	0	—
Tetsuya Kubo	¥126	SMFG	¥14	¥—	¥—
		SMBC Nikko Securities	54	—	58

(1)	Amounts less than one million yen have been truncated.

Prior to the revision of our executive compensation policy discussed below, we had introduced compensation-type stock options to directors, corporate auditors, and executive officers of SMFG and SMBC (“SMFG Stock Acquisition Rights”), which served as an incentive for them to further contribute to the equity appreciation and achieve better corporate performance through sharing the benefits and risks of the share price performance with our shareholders.

On July 10, 2017, our compensation committee resolved to revise our executive compensation policy and to introduce new stock compensation plans that utilize restricted stock, while discontinuing the issuance of new stock options. The plans allot shares of restricted stock to directors (excluding outside directors), corporate executive officers, and executive officers of SMFG and directors (excluding outside directors), executive officers and corporate auditors (excluding outside corporate auditors), etc. of SMBC, in order to (a) provide more appropriate incentives for executives by strengthening linkages with SMFG’s short-, medium- and long-term performance, and (b) further align the interests of executives with those of shareholders, increase the weight of stock compensation, and enhance the shareholding of our executives.

For more information about stock option plans and compensation plans utilizing restricted stock, see “Item 6.E. Share Ownership” or Note 39 “Share-Based Payment” to our consolidated financial statements included elsewhere in this annual report.

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

We had previously employed a board of corporate auditors governance system. In order to further enhance our solid corporate governance system, we transitioned to a company with three statutory committees on June 29, 2017.

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

Nominating committee

The nominating committee determines the contents of proposals regarding the election and dismissal of directors to be submitted to a general meeting of shareholders. The committee also deliberates on matters relating to the appointment of our president and president of SMBC.

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

Compensation committee

The compensation committee is responsible for establishing policy in regard to the determination of compensation of our directors and corporate executive officers. In addition, the committee determines the contents of the compensation of the individual directors and corporate executive officers in accordance with this policy.

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

Risk committee

In addition to the three statutory committees mentioned above, we have voluntarily established our risk committee. The risk committee supervises and reports to our board of directors on material SMBC Group-wide risk management and compliance issues.

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

Our President and Group Chief Executive Officer (“CEO”) executes business affairs in accordance with resolutions adopted by the board of directors. Our deputy presidents and executive officers, senior managing executive officers and managing executive officers assist the President and Group CEO in the management of our day-to-day operations. Our chairman of the board serves as the chairman of and presides over our board of directors. This is done in order to separate the role of our president, whose responsibility is to exercise overall supervision of our business activities and SMBC Group companies, from the role of our chairman.

At the operational level, we have created the Management Committee to act as the top decision-making body with respect to business administration and management supervision of the entire the SMBC Group. The committee, composed of one or more corporate executive officers, the president of SMBC, the president of SMBC Nikko Securities and the person designated by our President and Group CEO considers important matters relating to the execution of business in accordance with the basic policies set by the board of directors and based on discussions held by the committee members.

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

Exemption from Liability

Under the Companies Act and our articles of incorporation, we may exempt our non-executive directors, etc. from liabilities to us arising in connection with their failure to execute their duties, within the limits stipulated by applicable laws and regulations. Pursuant to such authority, we have entered into a liability limitation agreement with each outside director, etc. which limits the maximum amount of their liability to the Company arising in connection with a failure to execute their duties to the greater of either ¥10 million or the minimum liability amount prescribed in applicable laws.

Benefits upon Termination of Employment

Neither we nor our subsidiaries maintain any directors’ service contracts providing for benefits upon termination of employment.

6.D.    EMPLOYEES

At March 31, 2018, 2017 and 2016, on a consolidated basis, we had approximately 73,000, 77,200 and 73,700 employees, respectively, including locally hired staff in our foreign offices but excluding temporary employees. We also had an average of approximately 15,100 temporary employees during the fiscal year ended March 31, 2018.

The following tables show our full-time employees at March 31, 2018 on a consolidated basis under Japanese GAAP broken down based on business segment and geographical location:

Percentage of full-time employees at March 31, 2018
Business segment:
Wholesale Business Unit	13%
Retail Business Unit	48
International Business Unit	14
Global Markets Business Unit	2
Head office account and others	23

Total	100%

Percentage of full-time employees at March 31, 2018
Location:
Japan	87%
Americas	3
Europe and Middle East	2
Asia and Oceania	8

Total	100%

Most of our employees are members of workers’ unions, which negotiate with management concerning remuneration and working conditions. We consider our labor relations to be good.

We consider our level of remuneration, fringe benefits (including an employee share ownership program), working conditions and other allowances, which include lump-sum payments and annuities to employees upon retirement, to be generally competitive with those offered by other large enterprises in Japan.

6.E.    SHARE OWNERSHIP

Shareholdings by Directors and Senior Management

The following table shows the number of shares of our common stock owned by our directors and corporate executive officers at June 28, 2018:

Number of shares owned
Directors and corporate executive officers:
Koichi Miyata	29,651
Takeshi Kunibe	49,839
Makoto Takashima	24,195
Kozo Ogino	17,119
Jun Ohta	18,919
Katsunori Tanizaki	14,675
Toshikazu Yaku	15,849
Toshiyuki Teramoto	8,500
Toru Mikami	1,300
Tetsuya Kubo	7,731
Masayuki Matsumoto	300
Arthur M. Mitchell	100
Shozo Yamazaki	100
Masaharu Kohno	—
Yoshinobu Tsutsui	—
Katsuyoshi Shinbo	300
Eriko Sakurai	500
Manabu Narita	17,341
Masahiko Oshima	16,549
Naoki Tamura	9,217
Hiroshi Munemasa	7,617

None of our directors or corporate executive officers is the owner of more than one percent of our common stock, and no director or corporate executive officers has voting rights with respect to our common stock that are different from any other holder of our common stock.

Stock Option Plans and Other Remuneration for Directors and Senior Management

Stock Option Plans

The following table provides an overview of the significant terms and conditions of the SMFG Stock Acquisition Rights, that we issued prior to the revision of our executive compensation policy in July 2017 (discussed below):

	Date of resolution	Number of grantees	Shares granted	Exercise period	Exercise price

SMFG Stock Acquisition Rights (1st series)	July 28, 2010	82 directors, corporate auditors and executive officers of SMFG and SMBC	102,600 shares of common stock of the Company	August 13, 2010 to August 12, 2040	¥1 per share granted upon exercise of each stock acquisition right, multiplied by the number of shares granted

SMFG Stock Acquisition Rights (2nd series)	July 29, 2011	85 directors, corporate auditors and executive officers of SMFG and SMBC	268,200 shares of common stock of the Company	August 16, 2011 to August 15, 2041	¥1 per share granted upon exercise of each stock acquisition right, multiplied by the number of shares granted

SMFG Stock Acquisition Rights (3rd series)	July 30, 2012	85 directors, corporate auditors and executive officers of SMFG and SMBC	280,500 shares of common stock of the Company	August 15, 2012 to August 14, 2042	¥1 per share granted upon exercise of each stock acquisition right, multiplied by the number of shares granted

SMFG Stock Acquisition Rights (4th series)	July 29, 2013	82 directors, corporate auditors and executive officers of SMFG and SMBC	115,700 shares of common stock of the Company	August 14, 2013 to August 13, 2043	¥1 per share granted upon exercise of each stock acquisition right, multiplied by the number of shares granted

SMFG Stock Acquisition Rights (5th series)	July 30, 2014	82 directors, corporate auditors and executive officers of SMFG and SMBC	121,900 shares of common stock of the Company	August 15, 2014 to August 14, 2044	¥1 per share granted upon exercise of each stock acquisition right, multiplied by the number of shares granted

SMFG Stock Acquisition Rights (6th series)	July 31, 2015	83 directors, corporate auditors and executive officers of SMFG and SMBC	132,400 shares of common stock of the Company	August 18, 2015 to August 17, 2045	¥1 per share granted upon exercise of each stock acquisition right, multiplied by the number of shares granted

	Date of resolution	Number of grantees	Shares granted	Exercise period	Exercise price

SMFG Stock Acquisition Rights (7th series)	July 26, 2016	89 directors, corporate auditors and executive officers of SMFG and SMBC	201,200 shares of common stock of the Company	August 15, 2016 to August 14, 2046	¥1 per share granted upon exercise of each stock acquisition right, multiplied by the number of shares granted

Compensation Plans Utilizing Restricted Stock

On July 10, 2017, our compensation committee resolved to revise our executive compensation policy and to introduce new stock compensation plans that utilize restricted stock, while discontinuing the issuance of new stock options.

The plans consist of Stock Compensation Plan I (“Plan I”), which determines remuneration primarily based on our medium-term performance, Stock Compensation Plan II (“Plan II”), which determines remuneration primarily based on our annual performance and Stock Compensation Plan III (“Plan III”), which determines remuneration primarily based on corporate title.

Plan I (medium-term performance share plan) has an evaluation period of three years starting from the fiscal year ended March 31, 2018, corresponding with the our medium-term management plan. Executives are initially allotted shares of restricted stock equivalent to the monetary amount determined based on the executive’s corporate title. After the completion of the evaluation period, our compensation committee will review the progress of our medium-term management plan, performance of our common stock, and results of customer satisfaction surveys and other factors, to determine a final amount to be released from transfer restrictions. In case the final amount falls below the initial amount, we will retrieve all or part of the allotted shares at no cost.

Under Plan II (annual performance share plan), executives are allotted shares of restricted stock equivalent to a certain portion of the monetary amount determined based on the annual performance of SMFG and SMBC, as well as on the individual performance of the executives reviewed both from short-term and medium-to-long-term perspectives. The remainder will be paid to the executives as a cash bonus. Transfer restrictions on these shares are released evenly over the three-year period following the year of allotment.

Under Plan III (promotion reward plan), executives are allotted shares of restricted stock equivalent to pre-determined compensation amounts per title, reflecting the increased responsibilities derived from promotions. Restrictions shall apply to the shares until the earlier of 30 years from allotment or when the executive retires from office.

The eligible executives for the plans are directors (excluding outside directors), corporate executive officers and executive officers of SMFG and directors (excluding outside directors), executive officers and corporate auditors (excluding outside corporate auditors), etc. of SMBC, who are designated by the SMFG compensation committee or by SMBC and residing and serving in Japan. However, members of the SMFG audit committee and SMBC corporate auditors will only be eligible for Plan III.

The allotment agreements that we enter into with executives under the plans restrict disposal of the allotted shares in any manner, including transfers of ownership or granting of security interest and, also provide that we may retrieve all or part of the allotted shares at no cost in case the our compensation committee reaches certain decisions such as the non-achievement of financial targets. The agreements also include provisions for forfeiture and claw-back of vested stock in order to restrain excessive risk-taking and foster a prudent risk culture expected of a financial institution.

On July 10, 2017, our President and Group CEO, as delegated by our board of directors, determined the issuance of restricted stock to be allotted pursuant to the plans. The following table provides details of the issuance and allotment of the new shares:

Date of issue	Issue price	Class and total number of shares issued	Allottees and number of shares to be allotted
July 26, 2017	¥4,372 per share	387,765 shares of common stock of the Company

SMFG directors: 7 persons 36,278 shares

SMFG corporate executive officers: 4 persons 12,863 shares

SMFG executive officers: 27 persons 47,077 shares

SMBC directors: 10 persons 71,703 shares

SMBC executive officers, etc.: 59 persons 219,844 shares

Employee Stock Ownership Associations

We have employee stock ownership associations in Japan for our and our subsidiaries’ employees. Members of the employee stock ownership associations set aside certain amounts from their monthly salary to purchase our common stock through the relevant employee stock ownership association. The administrator of each association makes open-market purchases of our common stock for the account of the association on a monthly basis. We and our subsidiaries contribute matching funds equivalent to 5% of the amount purchased by the relevant association. At March 31, 2018, none of the employee stock ownership associations held more than 1% of our common stock.

Item 7.	Major Shareholders and Related Party Transactions

7.A.    MAJOR SHAREHOLDERS

Major Shareholders

Our major shareholders, appearing on our register of common shareholders at March 31, 2018, were as follows:

	Number of shares held(2)	Percentage of shares issued(1)(2)
Name:
Japan Trustee Services Bank, Ltd. (Trust Account)	82,563,000	5.85%
The Master Trust Bank of Japan, Ltd. (Trust Account)	72,716,900	5.15%
NATSCUMCO	39,842,032	2.82%
Japan Trustee Services Bank, Ltd. (Trust Account 9)	30,932,300	2.19%
Japan Trustee Services Bank, Ltd. (Trust Account 5)	28,529,200	2.02%
STATE STREET BANK WEST CLIENT—TREATY 505234	24,748,158	1.75%
Japan Trustee Services Bank, Ltd. (Trust Account 1)	21,209,100	1.50%
Japan Trustee Services Bank, Ltd. (Trust Account 2)	20,939,400	1.48%
Barclays Securities Japan Limited	18,477,000	1.30%
Japan Trustee Services Bank, Ltd. (Trust Account 7)	18,442,300	1.30%

(1)	Percentages are calculated based on the total number of shares of common stock then issued, excluding our treasury stock, and have been truncated to the nearest second decimal point.

(2)	On January 29, 2018, BlackRock, Inc. submitted a Schedule 13G to the SEC, indicating that BlackRock, Inc. and its subsidiaries beneficially held 102,228,728 shares of our common stock, representing 7.2% of our outstanding common stock at December 31, 2017. On February 8, 2018, Sumitomo Mitsui Trust Holdings, Inc. submitted a Schedule 13G to the SEC, indicating that Sumitomo Mitsui Trust Holdings, Inc. and its subsidiaries beneficially held 70,946,700 shares of our common stock, representing 5.0% of our outstanding common stock at December 31, 2017. However, we have not confirmed the status of any of these shareholdings at March 31, 2018.

Our major shareholders do not have different voting rights.

Shareholders in the United States

Because some of our common stock was held by brokers or other nominees, the number of shares held by and the number of beneficiary holders with addresses in the United States is not fully ascertainable. At March 31, 2018, there were 244 record holders of our common stock with addresses in the United States, whose shareholdings represented approximately 21% of our outstanding common stock on that date.

Control of the Company

To our knowledge, we are not directly or indirectly owned or controlled by any another corporation(s), by any foreign government or by any other natural or legal person(s), severally or jointly.

Arrangements for Change in Control of the Company

We know of no arrangements the operation of which may at a later time result in a change of control.

7.B.    RELATED PARTY TRANSACTIONS

We and our banking subsidiaries had, and expect to have in the future, banking transactions and other transactions in the ordinary course of business with our related parties. For the fiscal year ended March 31, 2018, such transactions included, but were not limited to, loans, deposits and guarantees. Furthermore, such transactions were immaterial and were made at prevailing market rates, terms and conditions, and did not involve more than the normal risk of collectibility or present other unfavorable features.

During the fiscal year ended March 31, 2018, none of our directors, corporate executive officers or corporate auditors, and none of the close members of their respective families, had any transactions that were material or any transactions that were unusual in their nature or conditions, involving goods, services or tangible or intangible assets, to which we were a party, and no such transactions were proposed at March 31, 2018. During the fiscal year ended March 31, 2018, we made no loans to our directors, corporate executive officers or corporate auditors other than those that were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectibility or present other unfavorable features.

7.C.    INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

Item 8.	Financial Information

8.A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Financial Statements

All relevant financial statements are attached hereto. See “Item 18. Financial Statements.” See “Item 5.A. Operating Results—Reconciliation with Japanese GAAP” for a reconciliation of consolidated net profit and total equity for the fiscal year ended March 31, 2018 under IFRS, with those amounts under Japanese GAAP.

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

We have a basic policy of enhancing shareholder value in a sustainable manner by balancing financial soundness, return to shareholders, and investment for growth. We adopt a progressive dividend policy, which does not reduce dividends and at least maintains or increases dividends each year, supported by our sustainable earnings growth, and seek to achieve a dividend payout ratio of 40% on a consolidated net profit basis under Japanese GAAP during the period of the next medium-term management plan.

The following table shows historical aggregate dividend payments per share of our common stock for each of the fiscal years from the fiscal year ended March 31, 2016 through the fiscal year ended March 31, 2018:

	Dividend per share
	Paid(1)	Declared(2)
Fiscal year ended March 31,
2016	¥150	¥155
2017	150	150
2018	170	155

(1)	Dividend per share based on dividends in respect of each fiscal year including dividends proposed after current fiscal year-end but not recognized in the financial statements and excluding dividends in respect of the previous fiscal year declared in current fiscal year.
(2)	Dividend per share based on dividends declared and recognized in the financial statements during each fiscal year.

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

Price History of the Shares

Market Price Information for Our American Depositary Shares

The following table sets forth, for the periods indicated, the high and low trading prices, and average daily trading volume for our ADSs on the NYSE since the fiscal year ended March 31, 2014.

	Price per ADS		Average daily trading volume
	High	Low
	(In dollars)		(Number of shares)
Fiscal year ended March 31, except quarter and month data:
2014	$10.59	$7.32	1,600,359
2015	8.83	6.74	1,760,924
2016	9.28	5.01	2,218,760
2017:
First quarter	6.88	5.51	1,773,474
Second quarter	7.33	5.43	1,090,648
Third quarter	8.30	6.39	963,498
Fourth quarter	8.09	7.21	875,551
Full year	8.30	5.43	1,179,005
2018:
First quarter	7.92	6.93	1,930,520
Second quarter	7.98	7.33	980,554
Third quarter	8.86	7.64	927,306
Fourth quarter	9.67	8.33	1,389,541
Full year	9.67	6.93	1,306,320
Most recent six months:
December	8.86	8.08	856,752
January	9.67	8.69	1,180,933
February	9.35	8.56	1,440,803
March	8.77	8.33	1,551,769
April	8.66	8.13	854,574
May	8.65	8.15	1,304,442
June (through June 15, 2018)	8.49	8.14	767,975

Market Price Information for Our Shares

See “Item 9.C. Markets” for information on the stock exchanges on which our common stock is listed.

The following table sets forth, for the periods indicated, the high and low trading prices, and average daily trading volume for our common stock since the fiscal year ended March 31, 2014 on the Tokyo Stock Exchange.

	Price per shares		Average daily trading volume
	High	Low
	(In yen)		(Number of shares)
Fiscal year ended March 31, except quarter and month data:
2014	¥5,470	¥3,545	9,052,026
2015	4,915	3,800	7,609,582
2016	5,770	2,820	9,245,903
2017:
First quarter	3,895	2,792	9,404,657
Second quarter	3,805	2,767	10,467,334
Third quarter	4,768	3,293	10,275,844
Fourth quarter	4,634	4,045	7,194,184
Full year	4,768	2,767	9,340,124
2018:
First quarter	4,448	3,760	7,140,268
Second quarter	4,450	3,973	5,975,613
Third quarter	5,009	4,278	7,787,789
Fourth quarter	5,333	4,375	7,639,756
Full year	5,333	3,760	7,129,686
Most recent six months:
December	5,009	4,541	8,780,181
January	5,333	4,878	8,452,326
February	5,139	4,642	8,299,626
March	4,642	4,375	6,307,548
April	4,711	4,338	6,487,225
May	4,807	4,413	6,187,924
June (through June 15, 2018)	4,665	4,461	5,563,336

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

9 .E.    DILUTION

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

Provisions Relating to Directors

We had previously employed a board of corporate auditors governance system. In order to further enhance our solid corporate governance system, we transitioned to a company with three statutory committees: a nominating committee, an audit committee and a compensation committee, on June 29, 2017. The Companies Act requires the board of directors to decide on the execution of operations of a company, including basic management policy, and supervise the execution of duties by corporate executive officers. In addition, the board of directors may delegate decisions on the execution of the operations to corporate executive officers, to the extent permitted by the Companies Act. The Companies Act and our articles of incorporation, bylaws and associated internal rules issued pursuant to the articles provide in summary as follows:

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

Our transfer agent is Sumitomo Mitsui Trust Bank, Limited.

Distributions of Surplus

As a holding company, we expect that most of our cash flow will come from dividends that SMBC pays us. Under some circumstances, various statutory or contractual provisions may restrict the dividends SMBC can pay us. For example, if SMBC does not have sufficient distributable amounts, it will be unable to pay dividends and we, in turn, may be unable to pay dividends on shares of our common stock. Therefore, our ability to pay dividends mainly depends on the financial performance of our principal operating subsidiary, SMBC.

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

Limitations on the Rights to Hold Our Common Stock by Foreign Investors

There are no specific limitations imposed by the laws of Japan, our articles of incorporation, or our other constituent documents, on the rights of nonresidents or foreign shareholders to hold or exercise voting rights on our shares of common stock or preferred stock. For more information, See “Common Stock—Voting Rights.”

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

At the date of this annual report, Japan has income tax treaties in force, whereby the above-mentioned withholding tax rate is reduced, generally, to 15% for portfolio investors, with, among others, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway, Singapore and Spain, while the income tax treaties with, among others, Australia, France, Hong Kong, the Netherlands, Portugal, Sweden, Switzerland, the United Kingdom and the United States generally reduce the withholding tax rate to 10% for portfolio investors. In addition, under the income tax treaty between Japan and the United States, dividends paid to pension funds which are qualified U.S. residents eligible to enjoy treaty benefits are exempt from Japanese income taxation by way of withholding or otherwise unless the dividends are derived from the carrying on of a business, directly or indirectly, by those pension funds. Under the income tax treaties with the Netherlands, Switzerland and the United Kingdom, similar treatment will be applied to dividends. Under Japanese tax law, any reduced maximum rate applicable under a tax treaty will be available when the maximum rate is below the rate otherwise applicable under Japanese tax law referred to in the preceding paragraph with respect to the dividends to be paid by us on shares of common stock or ADSs. A Nonresident Shareholder of shares of our common stock who is entitled, under any tax treaty, to a reduced rate of Japanese withholding tax, or exemption therefrom, as the case may be, is required to submit an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends (together with any other required forms and documents) in advance, through the withholding agent, to the relevant tax authority before payment of dividends. A standing proxy for a Nonresident Shareholder may provide the application services. See “Item 10.B. Memorandum and Articles of Incorporation—Common Stock—General.” In addition, a simplified special filing procedure is available for Nonresident Shareholders to claim treaty benefits of exemption from or reduction of Japanese withholding tax by submitting a Special Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends of Listed Stocks (together with any other required forms and documents). With respect to ADSs, this reduced rate or exemption will be applicable to Nonresident Shareholders of ADSs if the Depositary or its agent submits two Application Forms (one before payment of dividends and the other within eight months after the record date concerning such payment of dividends), together with certain other documents. To claim this reduced rate or exemption, Nonresident Shareholders of ADSs will be required to file a proof of taxpayer status, residence and beneficial ownership, as applicable, and to provide other information or documents as may be required by the Depositary. A Nonresident Shareholder who is entitled, under any applicable tax treaty, to a reduced rate of Japanese withholding tax below the rate otherwise applicable under Japanese tax law mentioned above, or exemption therefrom, as the case may be, but fails to submit the required application in advance may nevertheless be entitled to claim a refund from the relevant Japanese tax authority of withholding taxes withheld in excess of the rate under an applicable tax treaty (if the Nonresident Shareholder is entitled to a reduced treaty rate under the applicable tax treaty) or the full amount of tax withheld (if the Nonresident Shareholder is entitled to an exemption under the applicable tax treaty), as the case may be, by complying with certain subsequent filing procedures. We do not assume any responsibility to ensure withholding at the reduced treaty rate, or exemption therefrom, for shareholders who would be so eligible under an applicable tax treaty but where the required procedures as stated above are not followed.

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

PFIC Rules

Based upon certain proposed Treasury regulations that are not yet in effect, but are generally proposed to become effective for taxable years beginning after December 31, 1994, we believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended March 31, 2018. However, since proposed Treasury regulations may not be finalized in their current form, and since PFIC status depends upon the composition of our income and assets and the market value of our assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any taxable year during which a U.S. Holder held shares, certain adverse U.S. federal income tax consequences could apply to the U.S. Holder.

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

Certain U.S. Holders who are individuals (or entities closely held by individuals) may be required to report information relating to their ownership of an interest in certain foreign financial assets, including stock of a non-U.S. person, generally on Form 8938, subject to exceptions (including an exception for stock held in a financial account, in which the account may be reportable if maintained by a non-U.S. financial institution). U.S. Holders should consult their tax advisors regarding their reporting obligations with respect to the shares or ADSs.

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

On April 1, 2017, we introduced SMBC Group-wide business units and a CxO system. In addition, we transitioned to a company with three statutory committees: a nominating committee, an audit committee and a compensation committee from a board of corporate auditors governance system, following approval at our ordinary general meeting of shareholders held on June 29, 2017. In connection with the foregoing, we changed our risk management system, including by introducing a Group Chief Risk Officer (“CRO”) who reports to the board of directors and its internal committees and conducting various meetings for business executions to centrally identify and manage risks.

Quantitative and Qualitative Information about Risk Management

Basic Approach

As risks in the financial services industry increase in diversity and complexity, risk management (identifying, measuring, and controlling risk) has never been more important in the management of a financial institution.

We conduct business operations based on our overarching Risk Appetite Framework (“RAF”).

Risk Appetite Framework

We introduced RAF to ensure that risk and return levels are appropriate. RAF clarifies the types and levels of risk that we are willing to take on or are prepared to tolerate in order to grow profits based on an accurate understanding of the operating environment and the inherent risks (risk appetite). RAF also contains provisions for controlling SMBC Group-wide risk. Accordingly, RAF provides a central pillar of business management alongside business strategy.

Our basic position and risk appetite specifics are set out in an internal document for SMBC Group-wide use.

Risk Appetite

We have a Risk Appetite Statement that provides a qualitative explanation of our approach to risk taking and risk management for each category: soundness, profitability, liquidity, credit, market, operational and conduct. We also have quantitative measures (i.e. Risk Appetite Measures) that function as benchmarks for risks that we are considering taking and for risk / return.

For the soundness category, our Risk Appetite Statement has “maintain a sufficient level of capital to support sustainable growth” as the overall policy. It also includes specific policies for the fiscal year in question based on our view of the environment and risk. The common equity Tier 1 ratio, the leverage ratio, and several other indicators have been established as Risk Appetite Measures.

Risk appetite has been established for specific business units or strategies as necessary based on our overall risk appetite.

Operation of Risk Appetite Framework

The process of setting risk appetite for each fiscal year begins with discussions and the sharing of information on the current and future business environment and risks by the Management Committee and the board of directors. Risks that threaten to severely impact management are identified as Top Risks. Risk appetite is then decided on the basis of risk analyses (stress testing) that illustrate the impact if a risk might be realized. Business strategy and policies for the conduct of business are drawn up on the basis of the risk appetite decisions.

The outlooks for the operating environment and risks, including Top Risks, are continuously updated over the course of the fiscal year’s business and the situations relating to risk appetite are regularly monitored through the status of Risk Appetite Measures. Risk Appetite Measures and business strategies are revised as necessary.

Three risk management levels are set for Risk Appetite Measures, which are monitored accordingly.

Comprehensive Risk Management

The risks that need to be managed on an SMBC Group-wide basis have been defined as credit risk, market risk, liquidity risk, and operational risk. Risks are managed based on their characteristics.

In addition, necessary guidance is provided to SMBC Group companies in identifying categories of risk they need to address in their particular businesses. These risk categories are continuously reviewed and new ones may be added in response to changes in the operating environment.

Thorough assessments of the operating environment and risks, including Top Risks, are carried out to ensure effective operation of RAF, after which risks are managed systematically through frameworks for risk analysis via stress testing and risk capital management.

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

Operational Risk. Operational risk is the possibility of losses arising from inadequate or failed internal processes, people, and systems or from external events.

Top Risks

We identify those risks that threaten to significantly impact management as Top Risks.

The selection of Top Risks involves comprehensive screening of risk factors, evaluation of each risk scenario’s possibility of occurrence and potential impact on management, and discussion in the Risk Management Committee and the Management Committee. Top Risks are utilized to enhance risk management by being incorporated into discussions of RAF and the formulation of business strategies and into the creation of risk scenarios for stress testing.

Stress Testing

In the current volatile business environment, stress testing is essential for analyzing and estimating the effects of stress events brought about by risks such as economic recession and market turbulence. When establishing our medium-term management plan or annual business plan, we conduct stress testing to appraise the likely financial impact of various stress events on the SMBC Group, so that we can prepare actions in advance to deal with such events as they occur.

Stress testing consists of four processes: scenario design, scenario finalization, calculation of the impact on financial items, and confirmation by the Management Committee. In the scenario design process, scenarios are designed by the Corporate Risk Management Department after compiling information on our Top Risks and the views of related departments on such factors as future global trends. In the scenario finalization process, scenarios are revised as necessary based on the outcome of discussions between specialists and related departments. In the calculation of the impact on financial items process, we calculate the financial impact under each scenario and analyze their aggregate on financial items such as the Common Equity Tier 1 ratios. After these three processes, the scenarios and impact on financial items are reported to the Management Committee for verification of the appropriateness of business strategy.

Risk Capital Management

In managing credit risk, market risk, and operational risk affecting the entire SMBC Group, we apply a uniform standard, risk capital based on value at risk (“VaR”), for use in monitoring and managing risks. This standard is applied while taking into account the characteristics of each risk and of the businesses of SMBC Group companies. Specific risk capital measures include setting upper limits for risk exposure based on SMBC Group-wide and business unit risk appetite and SMBC Group-wide management constitution. Each business unit operates business operation within that limit. Through these precautions, we practice management that maintains an appropriate balance between risks and returns based on a comprehensive perspective and secure sufficient financial soundness.

Disclosures of the objectives, policies and processes to manage each risk and the methods used to measure each risk have been included in “Credit Risk,” “Market Risk and Liquidity Risk” and “Operational Risk.”

Risk Management System

Top management plays an active role in the risk management process out of recognition for the importance of risk management. The SMBC Group-wide basic policies for risk management are determined by the Management Committee before being authorized by the board of directors.

In line with these basic policies for risk management, the functions for managing major risks are consolidated within the Risk Management Unit, which is independent from business units, and we seek to refine our risk management system through such means as enhancing comprehensive reviews of each risk category. In addition, the Internal Audit Unit conducts internal audits on the status of risk management to verify that risk is appropriately managed.

Risk management systems are in place at individual SMBC Group companies that have been established based on the characteristics of their particular businesses and in accordance with the basic policies. Furthermore, we are sharing information on SMBC Group-wide risk management and strengthening related systems through the Group CRO Committee, which consists of the Group CRO and risk management representatives from strategically important SMBC Group companies.

Risk Committee

The Risk Committee is an internal committee of the board of directors, composed of outside directors as well as experts from inside and outside of the Company who possess specialized insight.

The Risk Committee meets regularly to discuss risk management topics, including Top Risks and RAF, from a specialist viewpoint. The results are reported to the board of directors as necessary.

Risk Management Committee

Chaired by the Group CRO and consisting of representatives from risk management divisions and business units, the Risk Management Committee is tasked with compiling and sharing information related to SMBC Group-wide risk management and discussing this information as necessary.

The committee discusses risks, RAF, and other matters related to all areas of risk management and reports its results to the Management Committee.

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

Detailed information on our capital ratios is included in “Item 4.B. Business Overview—Regulations in Japan—Regulations Regarding Capital Adequacy and Liquidity” and “Item 5.B. Liquidity and Capital Resources—Capital Management.”

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

At the SMBC Group, the Group CRO formulates credit risk management policies each year on the basis of SMBC Group-wide basic policies for risk management. The Credit & Investment Planning Department,

responsible for the comprehensive management of credit risk, drafts and administers credit risk regulations including the SMBC Group credit policies, manages non-performing loans (“NPLs”), and performs other aspects of credit portfolio management. Also, the Credit Risk Committee deliberates on matters related to SMBC Group-wide credit portfolios. SMBC Group companies follow the fundamental principles established by us to assess and manage credit risk. Each of SMBC Group companies manages credit risk according to the nature of its business, and assesses and manages the credit risks of individual loans and credit portfolios quantitatively, using consistent standards.

At SMBC, our significant banking subsidiary, the Credit & Investment Planning Department within the Risk Management Unit is responsible for the comprehensive management of credit risk. This department drafts and administers credit policies, the internal rating system, credit authority guidelines, and credit application guidelines, and manages NPLs, including impaired loans, and other aspects of credit portfolio management. The department also cooperates with the Corporate Risk Management Department in quantifying credit risk (risk capital and risk-weighted assets) and controls SMBC’s entire credit risk. Further, the Credit Portfolio Management Department within the Credit & Investment Planning Department strives to stabilize the credit portfolio and manage the risk through credit derivatives, loan asset sales and other instruments.

The credit departments of SMBC within each business unit conduct credit risk management for loans handled by its unit and manage portfolios of its unit. The credit limits they use are based on the baseline amounts that the Credit & Investment Planning Department establishes for each grading category, with particular attention paid to evaluating and managing customers or loans perceived to have particularly high credit risk. The Corporate Research Department engages in research on industries and analyzes the business and financial conditions of borrower enterprises to detect early signs of problems or growth potential. The Credit Administration Department is responsible for handling NPLs of borrowers classified as potentially bankrupt or lower, and formulates plans for workouts, including write-offs, and corporate rehabilitation. The department closely liaises with SMBC Servicer Co., Ltd., an SMBC Group company, which engages in related services to efficiently reduce the amount of NPLs, including through the sale of loans.

The Internal Audit Unit of SMBC, operating independently of the business units, audits asset quality, accuracy of grading and state of credit risk management, and reports the results directly to the board of directors and the Management Committee.

SMBC has established the Credit Risk Committee to undertake control of credit risk and to ensure the overall soundness of the loan operations.

Credit Risk Management Methods

To effectively manage the risk involved in individual loans as well as the credit portfolio as a whole, we first acknowledge that every loan entails credit risk, assess the credit risk posed by each borrower and loan using an internal rating system, and quantify that risk for control purposes.

Credit Risk Evaluation

At SMBC, the Credit & Investment Planning Department manages an internal rating system for each asset control category set according to portfolio characteristics. For example, credits to commercial and industrial (“C&I”) companies, individuals for business purposes (domestic only), sovereigns, public sector entities, and financial institutions are assigned an “obligor grade,” which indicates the borrower’s creditworthiness, and/or “facility grade,” which indicates the collectability of assets taking into account the transaction conditions such as guarantee/collateral, and tenor. The business units determine an obligor grade by first assigning a financial grade using a financial strength grading model and data obtained from the obligor’s financial statements, including net worth and cash flows. The financial grade is then adjusted taking into account the actual state of the obligor’s financial position and qualitative factors to derive the obligor grade. The qualitative factors mainly include the expected future cash flows taking into account factors such as historical loss information, the appropriateness of the borrower’s business plan or operational improvement plan, the status of progress of its plan, and the overall support from financial institutions. In the event that the borrower is domiciled overseas, internal ratings for credit are made after taking into consideration the country rank, which represents an assessment of the credit quality of each country based on its political and economic situation, as well as its current account balance and external debt. Obligor grades and facility grades are reviewed once a year and as otherwise necessary, such as when there are changes in the credit situation. Our subsidiaries carry out credit risk evaluations in line with SMBC.

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

The Credit & Investment Planning Department of SMBC centrally manages the internal rating systems, and designs, operates, supervises and validates the grading models. It validates the grading models (including statistical validation) of main assets following the procedure manual once a year to ensure their effectiveness and suitability.

Quantification of Credit Risk

At SMBC, credit risk quantification refers to the process of estimating the degree of credit risk of a portfolio or individual loan taking into account not just the obligor’s probability of default (“PD”), but also the concentration of risk in a specific customer or industry and the loss impact of fluctuations in the value of collateral, such as real estate and securities.

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

Credit Portfolio Management

Risk-Taking Within the Scope of Capital

To keep the credit risk exposure to a permissible level relative to capital, the Corporate Risk Management Department of the Company sets a credit risk capital limit for internal control purposes. Under this limit, sub-limits are set for each business unit. The Corporate Risk Management Department conducts monthly monitoring to make sure that these limits are being followed.

Controlling Concentration Risk

As our equity capital may be materially impaired in the event that the credit concentration risk becomes apparent, the Credit & Investment Planning Department of the Company therefore takes measures to manage concentration risks, such as introducing large exposure limits and conducting intensive loan reviews for obligors with large exposures, with an increased focus on industrial sectors with an excessive concentration of credit risk. Further, to manage country risk, SMBC’s Credit Department of the International Banking Unit has credit limit guidelines based on each country’s creditworthiness.

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

Liquidity risk is defined as the uncertainty around our ability to meet our debt obligations without incurring unacceptably large losses. An example of such risk is the possible inability to meet our current and future cash flow/collateral needs, both expected and unexpected. In such cases, we may be required to raise funds at less than favorable rates or be unable to raise sufficient funds for settlement. The purpose of liquidity risk management is to ensure that we are in a position to address our liquidity obligations through monitoring the liquidity gap between assets and liabilities, and by maintaining highly liquid supplementary funding resources.

On the basis of the SMBC Group-wide basic policies for risk management, we have a quantitative management process to control market and liquidity risks on an SMBC Group-wide basis by setting allowable risk limits by company. We at least annually review and identify which companies primarily carry the market and liquidity risks within the SMBC Group. We set permissible levels and upper limits of risk for each identified company in consideration of those companies’ business plans. We ensure that each identified company establishes a risk management system that is appropriate to the risks it faces, and has built-in transparent risk management processes which clearly separates front, middle and back office operations, and establishes a control system of mutual checks and balances.

Framework for Market and Liquidity Risk Management

The board of directors authorizes important matters relating to the management of market and liquidity risks, such as the basic policies and risk limits, which are decided by the Management Committee.

The Corporate Risk Management Department, which is independent of the business units that directly handle market transactions, manages market and liquidity risks in an integrated manner. The Corporate Risk Management Department not only monitors the current risk situations but also reports regularly to the Management Committee and the board of directors. Furthermore, the Asset Liability Management (“ALM”) Committee meets on a quarterly basis to examine reports on the state of market risk management and to discuss our ALM operation policies. Furthermore, SMBC’s ALM Committee meets on a monthly basis to examine reports on the state of observance of SMBC’s limits on market and liquidity risks and to discuss SMBC’s ALM operations.

The Internal Audit Unit of SMBC also periodically performs internal audits to verify that the risk management framework is functioning properly.

Market Risk Management Methods

Market Risk Management Process

We manage market risk derived from trading activities and non-trading activities, including strategic equity investment and other transactions within the risk capital limit, which is determined by taking into account our shareholders’ equity and other principal indicators of our financial position. We also establish an upper limit on VaR and losses within the risk capital limits.

Our market risk can be divided into various factors: interest rates, foreign exchange rates, equity prices and option risks. We manage each of these risks by employing the VaR method as well as supplemental indicators suitable for managing each risk, such as the basis point value (“BPV”).

VaR is the largest predicted loss that is possible given a fixed confidence interval. For example, our VaR indicates the largest loss that is possible for a holding period of one day and a confidence interval of 99.0%. BPV is the amount of change in assessed value as a result of a one-basis-point (0.01%) movement in interest rates.

Market Risk Measurement Techniques—Value at Risk

The principal SMBC Group companies’ internal VaR model makes use of historical data to prepare scenarios for market fluctuations and, by conducting simulations of gains and losses on a net position basis, the model estimates the maximum losses that may occur. The VaR calculation method we employ for both trading and non-trading activities is based mainly on the following:

•	the historical simulation method;

•	a one-sided confidence interval of 99.0%;

•	a one-day holding period (a one-year holding period for the strategic equity investment portfolio); and

•	an observation period of four years (ten years for the strategic equity investment portfolio).

This method is reviewed periodically and refined, if necessary.

The relationship between the VaR calculated by the model and the actual profit and loss data is back-tested periodically. The back-testing results for the SMBC Group’s trading accounts during the fiscal year ended March 31, 2018 are shown below. There were no significant excess losses, which demonstrate that the SMBC Group’s VaR model, with a one-sided confidence interval of 99.0%, is sufficiently reliable.

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

VaR Summary for the Fiscal Years Ended March 31, 2018 and 2017

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

VaR for Trading Activity

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the fiscal year ended March 31, 2018:
SMBC Consolidated
Maximum	¥3.2	¥4.3	¥3.9	¥3.6	¥11.2
Minimum	1.3	1.2	0.0	1.4	3.5
Daily average	2.1	2.4	1.5	2.3	7.2
At March 31, 2018	2.6	3.6	0.0	3.2	8.1

SMFG Consolidated
Maximum	¥30.9	¥5.0	¥11.4	¥3.6	¥39.5
Minimum	6.7	1.5	4.3	1.4	14.5
Daily average	12.3	3.0	6.3	2.3	22.1
At March 31, 2018	11.3	4.3	4.3	3.2	21.5

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the fiscal year ended March 31, 2017:
SMBC Consolidated
Maximum	¥19.2	¥3.1	¥5.3	¥2.5	¥22.6
Minimum	1.5	1.0	0.3	1.2	3.9
Daily average	8.1	1.7	1.8	1.7	11.8
At March 31, 2017	1.9	1.2	0.4	1.7	3.9

SMFG Consolidated
Maximum	¥27.9	¥3.9	¥5.8	¥2.5	¥34.0
Minimum	10.3	1.2	1.1	1.2	13.1
Daily average	16.1	1.9	3.1	1.7	21.4
At March 31, 2017	16.7	1.6	4.2	1.7	23.6

(1)	Total for “Maximum,” “Minimum,” and “Daily average” represent the maximum, minimum and daily average of the total of the trading book. For certain subsidiaries, we employ the standardized method and/or the historical simulation method for the VaR calculation method.

VaR for Non-trading Activity

•	Banking

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the fiscal year ended March 31, 2018:
SMBC Consolidated
Maximum	¥31.5	¥0.0	¥39.9	¥0.0	¥54.5
Minimum	25.2	0.0	21.5	0.0	38.0
Daily average	27.4	0.0	30.4	0.0	44.4
At March 31, 2018	31.3	0.0	28.1	0.0	45.7

SMFG Consolidated
Maximum	¥34.0	¥0.0	¥39.9	¥0.0	¥57.0
Minimum	27.8	0.0	21.6	0.0	40.8
Daily average	30.2	0.0	30.5	0.0	47.2
At March 31, 2018	33.7	0.0	28.1	0.0	48.2

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the fiscal year ended March 31, 2017:
SMBC Consolidated
Maximum	¥34.2	¥0.0	¥38.9	¥0.0	¥49.9
Minimum	23.2	0.0	24.7	0.0	37.8
Daily average	27.0	0.0	32.1	0.0	43.0
At March 31, 2017	27.4	0.0	34.2	0.0	44.1

SMFG Consolidated
Maximum	¥37.3	¥0.0	¥38.9	¥0.0	¥53.2
Minimum	26.4	0.0	24.8	0.0	40.2
Daily average	30.0	0.0	32.2	0.0	46.1
At March 31, 2017	30.6	0.0	34.3	0.0	47.4

(1)	Total for “Maximum,” “Minimum,” and “Daily average” represent the maximum, minimum and daily average of the total of the banking book.

•	Strategic Equity Investment

Equities risk
(In billions)
For the fiscal year ended March 31, 2018:
SMBC Consolidated
Maximum	¥1,622.9
Minimum	1,309.8
Daily average	1,456.6
At March 31, 2018	1,389.4

SMFG Consolidated
Maximum	¥1,855.9
Minimum	1,488.1
Daily average	1,664.2
At March 31, 2018	1,603.6

Equities risk
(In billions)
For the fiscal year ended March 31, 2017:
SMBC Consolidated
Maximum	¥1,421.0
Minimum	1,146.2
Daily average	1,303.7
At March 31, 2017	1,361.8

SMFG Consolidated
Maximum	¥1,603.9
Minimum	1,272.8
Daily average	1,460.5
At March 31, 2017	1,544.5

Stress Tests

The market occasionally undergoes extreme fluctuations that exceed projections. Therefore, to manage market risk, it is important to run simulations of situations that may occur only once in many years, or so-called stress tests. To prepare for unexpected market swings, we perform stress tests on a monthly basis based on various scenarios.

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

Additional Information for Certain Risks

Interest Rate Risk

To supplement the above limitations of VaR methodologies, the SMBC Group adopts various indices to measure and monitor the sensitivity of interest rates, including delta, gamma and vega risks. The SMBC Group considers BPV as one of the most significant indices to manage interest rate risk. BPV is the amount of change in the value to the banking and trading book as a result of a one-basis-point (0.01%) movement in interest rates. The principal SMBC Group companies use BPV to monitor interest rate risk, not only on a net basis, but also by term to prevent the concentration of interest rate risk in a specific period. In addition, as previously addressed, the SMBC Group enhances the risk management methods of VaR and BPV by using them in combination with back-testing and stress tests.

Interest rate risk substantially changes depending on the method used for recognizing the expected maturity dates of demand deposits that can be withdrawn at any time or the method used for estimating the timing of cancellation prior to maturity of time deposits and consumer housing loans. At SMBC, the maturity of demand deposits that are expected to be left with SMBC for a prolonged period is regarded to be at the longest five years (2.5 years on average), and the cancellation prior to maturity of time deposits and consumer housing loans is estimated based on historical data.

Based on the standards for interest rate risk in the banking book issued by the BCBS in April 2016, the FSA revised the related regulatory guidelines pertaining to monitoring of interest rate risks in the banking book in December 2017. The revised disclosure requirements with respect to the changes in economic value of equity (“ΔEVE”) and changes in net interest income (“ΔNII”) in the banking book as a result of interest rate shocks have been applied from March 31, 2018. The tables below present ΔEVE and ΔNII of SMBC and SMFG on a consolidated basis at March 31, 2018, respectively.

ΔEVE is defined as a decline in economic value as a result of an interest rate shock. It is calculated by multiplying the interest rate sensitivity (excluding credit spread) and interest rate change. The FSA implements a “materiality test” to identify banks taking excessive interest rate risks. Under the materiality test, the FSA monitors the ratio of ΔEVE to Tier 1 capital based on a set of prescribed interest rate shock scenarios. The threshold applied by the FSA is 15% and the ratios for SMBC and SMFG on a consolidated basis at March 31, 2018 were 4.8% and 4.2%, respectively.

ΔNII is defined as a decline in interest income over a rolling 12-month period as a result of an interest rate shock. It is calculated assuming a constant balance sheet over a forward-looking rolling 12-month period.

	At March 31, 2018
	ΔEVE	ΔNII
	(In billions)
SMBC Consolidated
Parallel shock up	¥450.8	¥(298.9)
Parallel shock down	0.0	446.5
Steepener shock	234.6	—
Flattener shock	14.5	—
Short rate shock up	69.9	—
Short rate shock down	0.2	—
Maximum	450.8	446.5

At March 31, 2018
(In billions)
Tier 1 Capital	¥9,423.7

	At March 31, 2018
	ΔEVE	ΔNII
	(In billions)
SMFG Consolidated
Parallel shock up	¥450.8	¥(298.9)
Parallel shock down	0.0	446.5
Steepener shock	234.6	—
Flattener shock	14.5	—
Short rate shock up	69.9	—
Short rate shock down	0.2	—
Maximum	450.8	446.5

At March 31, 2018
(In billions)
Tier 1 Capital	¥10,610.2

Note:	ΔEVE and ΔNII are calculated by currency at SMBC consolidated level and the results are aggregated across the various currencies. For ΔNII, only Japanese yen and U.S. dollars are included in the calculation. These are the material currencies where interest rate sensitive assets and liabilities are more than 5% of total assets and liabilities. In addition, ΔEVE and ΔNII at March 31, 2017 are not disclosed because the calculation of them is not required for the regulatory purpose.

Under the related regulatory guidelines prior to the revisions pertaining to monitoring of interest rate risks in the banking book published by the FSA in December 2017, a bank would fall into the category of “outlier bank,” as stipulated under Pillar 2 of the Basel Capital Accord, in the event the economic value of a bank declines by more than 20% of total capital as a result of interest rate shocks. This ratio, known as the outlier ratio, was 1.5% for SMBC on a consolidated basis at March 31, 2017, substantially below the 20% criterion. The decline in economic value based on the outlier framework of SMBC on a consolidated basis is shown in the following table.

At March 31, 2017
(In billions, except percentages)
SMBC Consolidated
Total	¥150.5
Impact of yen interest rates	77.2
Impact of U.S. dollar interest rates	50.8
Impact of euro interest rates	8.8
Percentage of total capital	1.5%

Note:	Decline in economic value is the decline of the present value of a banking portfolio after interest rate shocks (1st and 99th percentile of observed interest rate changes using a one-year holding period and an observation period of five years).

Foreign Exchange Risk

The principal SMBC Group companies set risk limits for each currency to manage the concentration of the foreign currency position. The foreign exchange risk is immaterial as shown above in VaR by risk category.

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

Liquidity Risk Management Methods

We regard liquidity risk as one of the major risks. We manage liquidity risk based on a framework consisting of setting upper limits for “funding gaps,” maintaining high-quality liquid assets in line with the SMBC Group’s risk appetite and establishing contingency plans.

A funding gap is defined as a maturity mismatch between a source of funds and the use of funds. We actively manage this funding gap by setting limits on the size of gaps over a given time horizon and limiting reliance on short-term funding. These limits are established on both an SMBC Group company basis and individual branch basis, taking into account cash management planning, systemic factors and funding status, among other factors. Additionally, funding gap limits are set for individual currencies if necessary. We actively monitor funding gaps on a daily basis. Further, stress tests are regularly carried out by simulating the impact triggered, for example, by the outflow of deposits or having difficulties in funding from money markets, in order to thoroughly comprehend the amount required to fund when the liquidity risk is realized. We also monitor quantitative indicators of the levels of risk exposure to be assumed, such as Liquidity Coverage Ratio. In addition, SMBC, the SMBC Group’s major banking subsidiary, establishes quantitative alert system based on early warning indicators to detect liquidity risks promptly and systematically. Additionally, funding liquidity is maintained by holding assets, such as central bank reserves and government bonds which can be immediately converted to cash, in line with the SMBC Group’s risk appetite, in order to smoothly raise the required funds even during market disruption.

Furthermore, contingency plans are developed at each SMBC Group company to respond to the liquidity risk when being realized, by creating detailed action plans such as lowering the upper limit for the funding gap, depending on the existing situation (i.e. normal, concerned, or critical) and the respective circumstances.

Operational Risk

Operational risk is the possibility of losses arising from inadequate or failed internal processes, people and systems or from external events. Specifically, it covers processing risk, system risk, legal risk, human resources risk, reputational risk and tangible asset risk. We have prepared operational risk management regulations to define the basic rules to be observed across SMBC Group. Under these regulations, we are working to raise the level of sophistication of our management of operational risk across the SMBC Group by providing an effective framework for the identification, assessment, control and monitoring of significant risk factors and by establishing a system for executing contingency and business continuity plans.

Processing risk is the possibility of losses arising from negligent processing by directors and employees, and from accidents or misconducts. We have clarified the divisions responsible for the oversight functions for processing risk management, and we are working to raise the level of sophistication of our management of processing risk across the whole SMBC Group by establishing systems for managing the processing risks faced by SMBC Group companies, ensuring in-office inspection, minimizing losses in the event of processing risk materialization by drafting exhaustive contingency plans, and carrying out thorough quantification of the risk under management as basic principles.

System risk is the possibility of a loss arising from nonconformity to the business strategies, inappropriate technologies applied, changes to the development plan and delay in development when building an information system, and the risk of loss incurred due to the breakdown including those caused by cyberattack, malfunction, deficiency or unauthorized use (unauthorized alteration, destruction, duplication and leakage of the information). We have set the following as basic principles: recognizing information systems as an essential part of management strategy taking into account advances in IT, minimizing system risk by drafting regulations and specific management standards, (including a security policy) and establishing contingency plans to minimize losses if a system risk materializes.

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

Citibank, N.A., as depositary, has agreed to reimburse the Company for certain expenses the Company incurs in connection with its ADR program, subject to certain ceilings. During the fiscal year ended March 31, 2018, we received $525,000.00 as reimbursement for such expenses.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including Takeshi Kunibe, our Director President, and Jun Ohta, our Director Deputy President and Corporate Executive Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) at March 31, 2018. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable, not absolute, assurance of achieving their control objectives. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based upon the evaluation referred to above, Mr. Kunibe and Mr. Ohta concluded that the design and operation of our disclosure controls and procedures at March 31, 2018 were effective to provide reasonable assurance that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

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

Our management evaluated the effectiveness of our internal control over financial reporting at March 31, 2018 based on the criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the evaluation, management has concluded that we maintained effective internal control over financial reporting at March 31, 2018.

The effectiveness of our internal control over financial reporting at March 31, 2018 has been audited by KPMG AZSA, our independent registered public accounting firm, as stated in their report appearing on page F-4.

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

On December 27, 2017, with the purpose of enhancing our risk management structure, including compliance, we revised our previous internal rules and established “Principles of Action on Compliance and Risk” and “Policies on Compliance Management.”

A copy of the sections of our business ethics and compliance manual equivalent to the “code of ethics” (as defined in paragraph (b) of Item 16B of Form 20-F) is attached as Exhibit 11 to this annual report.

No waivers of the business ethics and compliance manual have been granted to any of our directors, officers or other employees, during the fiscal year ended March 31, 2018.

Item 16C.	Principal Accountant Fees and Services

Fees for Services Provided by KPMG AZSA and its Affiliates

The aggregate fees billed by KPMG AZSA, our independent registered public accounting firm, and its affiliates, for the fiscal years ended March 31, 2018 and 2017 are presented in the following table:

	For the fiscal year ended March 31,
	2018	2017
	(In millions)
Audit fees(1)	¥5,275	¥4,764
Audit-related fees(2)	227	206
Tax fees(3)	190	148
All other fees(4)	90	58

Total	¥5,782	¥5,176

(1)	Audit fees primarily include fees for the audit of our and our subsidiaries’ annual financial statements and fees for the services that are normally provided in connection with our statutory and regulatory filings.
(2)	Audit-related fees primarily include fees for attestation and related services that are not reported under audit fees.
(3)	Tax fees primarily include fees for tax compliance, assistance with preparation of tax return filings and tax advisory services.
(4)	All other fees include fees for advisory services in relation to consideration of examining the effectiveness of subsidiaries’ internal audit systems.

Pre-Approval Policies and Procedures

Pursuant to Rule 2-01(c)(7) of Regulation S-X, our audit committee pre-approves all engagements with KPMG AZSA and its affiliates. Under the policies and procedures established by our audit committee, the Company and its subsidiaries must apply to our audit committee for pre-approval on either a periodic basis twice a year for services expected to be performed in the coming months or case-by-case basis before entering into the engagement with KPMG AZSA and its affiliates to perform audit and permitted non-audit services.

Pre-approval is granted by our audit committee prior to entering into the engagement. Additionally, if necessary, full-time audit committee members may consider any case-by-case application for pre-approval on behalf of our audit committee prior to the next scheduled audit committee meeting. Such pre-approvals made by full-time audit committee members are reported to our audit committee at the next scheduled audit committee meeting.

Fees approved pursuant to the procedures described in paragraph 2-01(c)(7)(i)(C) of Regulation S-X, which provides for an exception to the general requirement for pre-approval in certain circumstances, were none for the fiscal years ended March 31, 2018 and 2017.

Item 16D.	Exemptions from the Listing Standards for the Audit Committee

Not applicable.

We had previously employed a board of corporate auditors governance system. In order to further enhance our solid corporate governance system, we transitioned to a company with three statutory committees: a nominating committee, an audit committee and a compensation committee, on June 29, 2017. For further information, see “Item 6.C. Board Practices.”

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth purchases of our common stock by us and our affiliated purchasers during the fiscal year ended March 31, 2018:

	Total number of shares purchased(1)	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs
April 1 to April 30, 2017	1,446	¥3,931	—	—
May 1 to May 31, 2017	1,463	4,145	—	—
June 1 to June 30, 2017	1,813	4,162	—	—
July 1 to July 31, 2017	2,675	4,313	—	—
August 1 to August 31, 2017	2,919	4,171	—	—
September 1 to September 30, 2017	2,596	4,153	—	—
October 1 to October 31, 2017	3,146	4,360	—	—
November 1 to November 30, 2017	2,403	4,512	—	—
December 1 to December 31, 2017	4,749	4,785	—	—
January 1 to January 31, 2018	4,046	5,164	—	—
February 1 to February 28, 2018	2,363	4,843	—	—
March 1 to March 31, 2018	1,935	4,615	—	—

Total	31,554	¥4,511	—	—

(1)	A total of 31,554 shares were purchased other than through a publicly announced plan or program during the fiscal year ended March 31, 2018, due to our purchases of shares constituting less than one unit from registered holders of such shares at the current market prices of those shares.

On May 14, 2018, we announced that our board of directors resolved to repurchase shares of our common stock and cancel all the repurchased shares. The resolution authorized the repurchase of up to the lesser of (i) an aggregate of 20,000,000 shares of our common stock and (ii) an aggregate of ¥70 billion between May 15, 2018 and July 31, 2018. On June 19, 2018, we completed the repurchase, acquiring 15,368,300 shares of our common stock for ¥70 billion in aggregate. The cancellation of all the repurchased shares is scheduled on August 20, 2018.

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

Foreign private issuers listed on the NYSE are required to provide to their U.S. investors a brief, general summary of the significant differences of corporate governance practices that differ from U.S. companies under NYSE listing standards. The following is a summary of the significant ways in which our corporate governance practices differ from NYSE standards followed by U.S. companies:

•	U.S. companies listed on the NYSE are required to have a majority of directors that meet the independence requirements under Section 303A of the NYSE’s Listed Company Manual. Under the Companies Act, we are required to have three statutory committees consisting of members of our board of directors, of which the majority must be outside directors. Currently, seven of our seventeen directors are outside directors who meet the requirements under the Companies Act.

•	U.S. companies listed on the NYSE are required to have an audit committee composed entirely of independent directors. Under the Companies Act, we are required to have an audit committee that consists of three or more members of our board of directors, of which the majority must be outside directors. Currently, three of the five members of our audit committee are outside directors that meet the requirements under the Companies Act. Our audit committee satisfies the requirements of Rule 10A-3 under the Exchange Act, including the independence requirements thereunder.

•	A NYSE-listed U.S. company is required to have a nominating/corporate governance committee and a compensation committee, all of which must be composed entirely of independent directors. The members of the compensation committee must satisfy additional requirements set forth in Section 303A.02(a)(ii) of the NYSE Listed Company Manual. A compensation committee must also have the authority to, in its sole discretion, retain or obtain the advice of a compensation consultant, independent legal counsel or other adviser. This authority is subject to the committee’s consideration of certain criteria set forth in Section 303A.05(c) of the NYSE Listed Company Manual regarding the independence of the adviser. Under the Companies Act, we are required to establish a nominating committee and a compensation committee, each of which consisting of at least three directors and of which the majority of the members must be outside directors. Currently, five of the six members of our nominating committee and four of the six members of compensation committee are outside directors who meet the requirements under the Companies Act.

•	A NYSE-listed U.S. company must hold regularly scheduled executive sessions where participants are limited to non-management directors. Under the Companies Act, Japanese corporations are not obliged to hold executive sessions where participants are limited to non-management directors.

•	A NYSE-listed U.S. company must adopt a code of business conduct and ethics and must post the code on its website. While we are not required to adopt such code under Japanese law or the rules of stock exchanges in Japan on which we are listed, we maintain our code of conduct and ethics as our standard for corporate conduct to be observed by our directors, officers and employees.

•	A NYSE-listed U.S. company must adopt corporate governance guidelines and must post the guidelines on its website. While we are not required to adopt such guidelines under Japanese law, the rules of the stock exchanges in Japan on which we are listed, including the Tokyo Stock Exchange, require listed companies, including us, to comply with the principles of the Corporate Governance Code established by those stock exchanges and, in cases of noncompliance with some or all of the principles, to disclose the reasons for such noncompliance. We established the SMFG Corporate Governance Guideline, in consideration of the Corporate Governance Code, to present our basic views and guidelines on corporate governance and improve our corporate governance system. Our Corporate Governance Guideline is available on our website at http://www.smfg.co.jp.

•	A NYSE-listed U.S. company must generally obtain shareholder approval with respect to any equity compensation plan, subject to limited exemptions. Under the Companies Act, companies with three statutory committees such as us are not required to obtain shareholder approval with respect to equity compensation plans. In this case, the compensation committee is required to establish policies in regard to the determination of compensation of the directors and corporate executive officers, including stock compensation plans that utilize restricted stock, and determines the contents of compensation of the individual directors and corporate executive officers in accordance with such policies. For details of the equity compensation plan introduced by us, see “Item 6.E. Share Ownership.”

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

We have responded to Item 18 in lieu of this item.

Item 18.	Financial Statements

The information required by this item is set forth in our consolidated financial statements starting on page F-1 of this annual report.

Item 19.	Exhibits

We have filed the following documents as exhibits to this document:

Exhibit 1.1	Articles of Incorporation of Sumitomo Mitsui Financial Group, Inc., as amended on June 29, 2017, incorporated by reference from our registration statement on Form 20-F (Commission file number 001-34919) filed on June 29, 2017

Exhibit 1.2	Regulations of the Board of Directors of Sumitomo Mitsui Financial Group, Inc., as amended on June 29, 2017, incorporated by reference from our registration statement on Form 20-F (Commission file number 001-34919) filed on June 29, 2017

Exhibit 1.3	Share Handling Regulations of Sumitomo Mitsui Financial Group, Inc., as amended on June 29, 2017, incorporated by reference from our registration statement on Form 20-F (Commission file number 001-34919) filed on June 29, 2017

Exhibit 2.1	Form of Deposit Agreement among the registrant, Citibank, N.A., as Depositary, and all owners and holders from time to time of American Depositary Shares issued thereunder, incorporated by reference from our registration statement on Form 20-F (Commission file number 001-34919) filed on October 20, 2010

Exhibit 8	List of subsidiaries of Sumitomo Mitsui Financial Group, Inc., at March 31, 2018

Exhibit 11	Code of Ethics of Sumitomo Mitsui Financial Group, Inc., as amended on June 22, 2018

Exhibit 12.1	CEO Certification Required by Rule 13a-14(a) (17 CFR 240.13a-14(a))

Exhibit 12.2	CFO Certification Required by Rule 13a-14(a) (17 CFR 240.13a-14(a))

Exhibit 13.1	Certification Required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

Exhibit 13.2	Certification Required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

Exhibit 15.1	Consent of Independent Registered Public Accounting Firm

Exhibit 101. INS	XBRL Instance Document

Exhibit 101. SCH	XBRL Taxonomy Extension Schema

Exhibit 101. CAL	XBRL Taxonomy Extension Calculation Linkbase

Exhibit 101. DEF	XBRL Taxonomy Extension Definition Linkbase

Exhibit 101. LAB	XBRL Taxonomy Extension Label Linkbase

Exhibit 101. PRE	XBRL Taxonomy Extension Presentation Linkbase

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

Date: June 28, 2018

SELECTED STATISTICAL DATA

I.	Distribution of Assets, Liabilities and Equity; Interest Rates and Interest Differential

Average Statements of Financial Positions, Interest and Average Rates

The following tables show the average balances of our statement of financial positions items and related interest and average interest rates for the fiscal years ended March 31, 2018, 2017 and 2016. Average balances are generally based on a daily average. Weekly, month-end or quarter-end averages are used for certain average balances where it is not practical to obtain the applicable daily averages. The average balances determined by such methods are considered to be representative of our operations. The allocation of amounts between domestic and foreign is based on the location of the office.

	For the fiscal year ended March 31,
	2018			2017			2016
	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate
	(In millions, except percentages)
Interest-earning assets:
Interest-earning deposits with other banks:
Domestic offices	¥ 848,242	¥ 4,536	0.53%	¥ 762,460	¥ 4,099	0.54%	¥ 768,976	¥ 4,771	0.62%
Foreign offices	4,873,905	73,681	1.51%	4,617,409	41,671	0.90%	5,786,836	35,701	0.62%

Total	5,722,147	78,217	1.37%	5,379,869	45,770	0.85%	6,555,812	40,472	0.62%

Call loans and bills bought:
Domestic offices	81,336	412	0.51%	76,227	467	0.61%	147,992	861	0.58%
Foreign offices	1,730,409	18,950	1.10%	1,303,429	11,598	0.89%	967,442	20,967	2.17%

Total	1,811,745	19,362	1.07%	1,379,656	12,065	0.87%	1,115,434	21,828	1.96%

Reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	8,120,363	14,563	0.18%	7,443,668	12,151	0.16%	6,675,810	10,763	0.16%
Foreign offices	1,222,180	25,458	2.08%	1,009,997	17,450	1.73%	741,623	11,248	1.52%

Total	9,342,543	40,021	0.43%	8,453,665	29,601	0.35%	7,417,433	22,011	0.30%

Trading assets(1):
Domestic offices	2,565,770	1,943	0.08%	2,835,336	8,751	0.31%	3,500,759	21,259	0.61%
Foreign offices	176,888	2,857	1.62%	119,777	1,869	1.56%	85,204	1,240	1.46%

Total	2,742,658	4,800	0.18%	2,955,113	10,620	0.36%	3,585,963	22,499	0.63%

Financial assets at fair value through profit or loss(2):
Domestic offices	1,564,439	(23)	(0.00%)	1,582,142	—	0.00%	1,629,644	4,425	0.27%

Held-to-maturity investments(3):
Domestic offices	784,339	3,244	0.41%	1,809,777	6,756	0.37%	2,964,539	12,880	0.43%

Available-for-sale financial assets(3):
Domestic offices	9,799,861	44,053	0.45%	7,477,480	41,561	0.56%	10,878,176	38,701	0.36%
Foreign offices	3,406,370	54,998	1.61%	2,945,084	39,031	1.33%	2,425,249	33,331	1.37%

Total	13,206,231	99,051	0.75%	10,422,564	80,592	0.77%	13,303,425	72,032	0.54%

Loans and advances(4):
Domestic offices	68,551,116	1,093,584	1.60%	66,948,344	1,082,058	1.62%	63,177,259	1,091,538	1.73%
Foreign offices	28,121,904	810,591	2.88%	25,298,515	643,419	2.54%	26,272,983	611,823	2.33%

Total	96,673,020	1,904,175	1.97%	92,246,859	1,725,477	1.87%	89,450,242	1,703,361	1.90%

Total interest-earning assets:
Domestic offices	92,315,466	1,162,312	1.26%	88,935,434	1,155,843	1.30%	89,743,155	1,185,198	1.32%
Foreign offices	39,531,656	986,535	2.50%	35,294,211	755,038	2.14%	36,279,337	714,310	1.97%

Total	131,847,122	¥2,148,847	1.63%	124,229,645	¥1,910,881	1.54%	126,022,492	¥1,899,508	1.51%

Non-interest-earning assets:
Cash and due from banks	47,107,953			37,551,682			32,203,057
Other non-interest-earning assets	21,130,470			20,498,864			20,359,043
Allowance for loan losses	(653,162)			(676,296)			(778,386)

Total non-interest-earning assets	67,585,261			57,374,250			51,783,714

Total assets	¥199,432,383			¥181,603,895			¥177,806,206

Total assets attributable to foreign offices	23.9%			23.4%			24.5%

	For the fiscal year ended March 31,
	2018			2017			2016
	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate
	(In millions, except percentages)
Interest-bearing liabilities:
Deposits:
Domestic offices	¥ 87,138,742	¥ 44,941	0.05%	¥ 82,738,015	¥ 35,881	0.04%	¥ 78,458,170	¥ 48,032	0.06%
Foreign offices	25,413,734	337,812	1.33%	23,383,002	213,147	0.91%	22,838,530	154,280	0.68%

Total	112,552,476	382,753	0.34%	106,121,017	249,028	0.23%	101,296,700	202,312	0.20%

Call money and bills sold:
Domestic offices	845,376	302	0.04%	603,065	92	0.02%	2,199,407	1,524	0.07%
Foreign offices	801,565	8,461	1.06%	618,949	5,194	0.84%	663,310	4,059	0.61%

Total	1,646,941	8,763	0.53%	1,222,014	5,286	0.43%	2,862,717	5,583	0.20%

Repurchase agreements and cash collateral on securities lent:
Domestic offices	10,015,944	16,774	0.17%	7,149,638	5,616	0.08%	7,172,312	8,582	0.12%
Foreign offices	4,205,510	44,567	1.06%	3,081,806	15,007	0.49%	2,009,593	6,523	0.32%

Total	14,221,454	61,341	0.43%	10,231,444	20,623	0.20%	9,181,905	15,105	0.16%

Trading liabilities(1):
Domestic offices	2,038,711	6,086	0.30%	2,015,061	10,839	0.54%	2,243,856	17,241	0.77%
Foreign offices	77,691	1,922	2.47%	52,065	616	1.18%	25,565	483	1.89%

Total	2,116,402	8,008	0.38%	2,067,126	11,455	0.55%	2,269,421	17,724	0.78%

Borrowings:
Domestic offices	11,331,752	61,460	0.54%	8,113,368	58,772	0.72%	10,251,890	56,353	0.55%
Foreign offices	983,616	27,736	2.82%	847,353	21,063	2.49%	823,446	15,850	1.92%

Total	12,315,368	89,196	0.72%	8,960,721	79,835	0.89%	11,075,336	72,203	0.65%

Debt securities in issue:
Domestic offices	9,298,368	166,769	1.79%	8,320,124	130,613	1.57%	7,999,705	120,285	1.50%
Foreign offices	2,180,438	24,005	1.10%	2,193,406	16,324	0.74%	3,044,714	14,887	0.49%

Total	11,478,806	190,774	1.66%	10,513,530	146,937	1.40%	11,044,419	135,172	1.22%

Other interest-bearing liabilities:
Domestic offices	102,683	524	0.51%	95,660	579	0.61%	93,104	676	0.73%
Foreign offices	23,466	618	2.63%	3,531	50	1.42%	1,960	50	2.55%

Total	126,149	1,142	0.91%	99,191	629	0.63%	95,064	726	0.76%

Total interest-bearing liabilities:
Domestic offices	120,771,576	296,856	0.25%	109,034,931	242,392	0.22%	108,418,444	252,693	0.23%
Foreign offices	33,686,020	445,121	1.32%	30,180,112	271,401	0.90%	29,407,118	196,132	0.67%

Total	154,457,596	¥ 741,977	0.48%	139,215,043	¥ 513,793	0.37%	137,825,562	¥ 448,825	0.33%

Non-interest-bearing liabilities:
Non-interest-bearing demand deposits	19,997,470			17,736,696			14,715,274
Other non-interest-bearing liabilities	11,490,957			12,230,267			12,999,027

Total non-interest-bearing liabilities	31,488,427			29,966,963			27,714,301

Total equity	13,486,360			12,421,889			12,266,343

Total equity and liabilities	¥199,432,383			¥181,603,895			¥177,806,206

Total liabilities attributable to foreign offices	20.2%			20.2%			20.5%
Net interest income and interest rate spread		¥1,406,870	1.15%		¥1,397,088	1.17%		¥1,450,683	1.18%

Net interest income as a percentage of total interest-earning assets			1.07%			1.12%			1.15%

(1)	The net amount of interest income on trading assets and interest expense on trading liabilities is reported as net trading income in our consolidated income statement.
(2)	Interest income on financial assets at fair value through profit or loss is reported in net income from financial assets at fair value through profit or loss in our consolidated income statement.
(3)	Taxable investment securities and non-taxable investment securities are not disclosed separately because the aggregate effect of these average balances and interest income would not be material. In addition, the yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect of such calculation would not be material.
(4)	Loans and advances include impaired loans and advances. The amortized portion of net loan origination fees is included in interest income on loans and advances.

Analysis of Net Interest Income

The following tables show the changes to our net interest income attributable to changes in the volume and changes in the rates for the fiscal year ended March 31, 2018 compared to the fiscal year ended March 31, 2017 and for the fiscal year ended March 31, 2017 compared to the fiscal year ended March 31, 2016.

Changes attributable to the combined impact of changes in the rates and the volume have been allocated proportionately to the changes in the volume and changes in the rates.

	Fiscal year ended March 31, 2018 compared to fiscal year ended March 31, 2017 Increase / (decrease)			Fiscal year ended March 31, 2017 compared to fiscal year ended March 31, 2016 Increase / (decrease)
	Volume	Rate	Net change	Volume	Rate	Net change
	(In millions)
Interest income:
Interest-earning deposits with other banks:
Domestic offices	¥456	¥(19)	¥437	¥(40)	¥(632)	¥(672)
Foreign offices	2,427	29,583	32,010	(8,263)	14,233	5,970

Total	2,883	29,564	32,447	(8,303)	13,601	5,298

Call loans and bills bought:
Domestic offices	30	(85)	(55)	(436)	42	(394)
Foreign offices	4,321	3,031	7,352	5,697	(15,066)	(9,369)

Total	4,351	2,946	7,297	5,261	(15,024)	(9,763)

Reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	1,140	1,272	2,412	1,229	159	1,388
Foreign offices	4,049	3,959	8,008	4,487	1,715	6,202

Total	5,189	5,231	10,420	5,716	1,874	7,590

Trading assets(1):
Domestic offices	(765)	(6,043)	(6,808)	(3,503)	(9,005)	(12,508)
Foreign offices	923	65	988	534	95	629

Total	158	(5,978)	(5,820)	(2,969)	(8,910)	(11,879)

Financial assets at fair value through profit or loss(2):
Domestic offices	(23)	—	(23)	(125)	(4,300)	(4,425)

Held-to-maturity investments:
Domestic offices	(4,139)	627	(3,512)	(4,455)	(1,669)	(6,124)

Available-for-sale financial assets:
Domestic offices	11,440	(8,948)	2,492	(14,692)	17,552	2,860
Foreign offices	6,686	9,281	15,967	6,939	(1,239)	5,700

Total	18,126	333	18,459	(7,753)	16,313	8,560

Loans and advances:
Domestic offices	25,753	(14,227)	11,526	63,231	(72,711)	(9,480)
Foreign offices	76,079	91,093	167,172	(23,302)	54,898	31,596

Total	101,832	76,866	178,698	39,929	(17,813)	22,116

Total interest income:
Domestic offices	33,892	(27,423)	6,469	41,209	(70,564)	(29,355)
Foreign offices	94,485	137,012	231,497	(13,908)	54,636	40,728

Total	¥128,377	¥109,589	¥237,966	¥27,301	¥(15,928)	¥11,373

	Fiscal year ended March 31, 2018 compared to fiscal year ended March 31, 2017 Increase / (decrease)			Fiscal year ended March 31, 2017 compared to fiscal year ended March 31, 2016 Increase / (decrease)
	Volume	Rate	Net change	Volume	Rate	Net change
	(In millions)
Interest expense:
Deposits:
Domestic offices	¥1,837	¥7,223	¥9,060	¥2,448	¥(14,599)	¥(12,151)
Foreign offices	19,830	104,835	124,665	3,785	55,082	58,867

Total	21,667	112,058	133,725	6,233	40,483	46,716

Call money and bills sold:
Domestic offices	62	148	210	(715)	(717)	(1,432)
Foreign offices	1,747	1,520	3,267	(286)	1,421	1,135

Total	1,809	1,668	3,477	(1,001)	704	(297)

Repurchase agreements and cash collateral on securities lent:
Domestic offices	2,971	8,187	11,158	(27)	(2,939)	(2,966)
Foreign offices	7,035	22,525	29,560	4,344	4,140	8,484

Total	10,006	30,712	40,718	4,317	1,201	5,518

Trading liabilities(1):
Domestic offices	126	(4,879)	(4,753)	(1,628)	(4,774)	(6,402)
Foreign offices	405	901	1,306	363	(230)	133

Total	531	(3,978)	(3,447)	(1,265)	(5,004)	(6,269)

Borrowings:
Domestic offices	19,619	(16,931)	2,688	(13,227)	15,646	2,419
Foreign offices	3,639	3,034	6,673	471	4,742	5,213

Total	23,258	(13,897)	9,361	(12,756)	20,388	7,632

Debt securities in issue:
Domestic offices	16,340	19,816	36,156	4,910	5,418	10,328
Foreign offices	(97)	7,778	7,681	(4,925)	6,362	1,437

Total	16,243	27,594	43,837	(15)	11,780	11,765

Other interest-bearing liabilities:
Domestic offices	41	(96)	(55)	18	(115)	(97)
Foreign offices	493	75	568	29	(29)	0

Total	534	(21)	513	47	(144)	(97)

Total interest expense:
Domestic offices	40,996	13,468	54,464	(8,221)	(2,080)	(10,301)
Foreign offices	33,052	140,668	173,720	3,781	71,488	75,269

Total	¥74,048	¥154,136	¥228,184	¥(4,440)	¥69,408	¥64,968

Net interest income:
Domestic offices	¥(7,104)	¥(40,891)	¥(47,995)	¥49,430	¥(68,484)	¥(19,054)
Foreign offices	61,433	(3,656)	57,777	(17,689)	(16,852)	(34,541)

Total	¥54,329	¥(44,547)	¥9,782	¥31,741	¥(85,336)	¥(53,595)

(1)	The net amount of interest income on trading assets and interest expense on trading liabilities is reported as net trading income in our consolidated income statement.
(2)	Interest income on financial assets at fair value through profit or loss is reported in net income from financial assets at fair value through profit or loss in our consolidated income statement.

II.	Investment Portfolio

The information as to the value of held-to-maturity investments and available-for-sale financial assets at March 31, 2018, 2017 and 2016 is presented on “Item 5.A. Operating Results—Financial Condition—Investment Securities.”

The following table shows the book values, maturities and weighted average yields of held-to-maturity investments and available-for-sale financial assets, excluding equity instruments, at March 31, 2018. Weighted average yields are calculated based on amortized cost. Yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect of such a calculation would not be material.

	Not later than one year		Later than one year and not later than five years		Later than five years and not later than ten years		Later than ten years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(In millions, except percentages)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥92,033	1.38%	¥280,426	0.13%	¥—	—	¥—	—	¥372,459	0.44%
Japanese municipal bonds	—	—	—	—	—	—	—	—	—	—
Japanese corporate bonds	—	—	—	—	—	—	—	—	—	—

Total domestic	92,033	1.38%	280,426	0.13%	—	—	—	—	372,459	0.44%

Foreign:
U.S. Treasury and other U.S. government agency bonds	—	—	—	—	—	—	—	—	—	—
Bonds issued by other governments and official institutions	—	—	—	—	—	—	—	—	—	—
Other debt instruments	—	—	—	—	—	—	—	—	—	—

Total foreign	—	—	—	—	—	—	—	—	—	—

Total	¥92,033	1.38%	¥280,426	0.13%	¥—	—	¥—	—	¥372,459	0.44%

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥3,077,986	(0.24%)	¥3,937,851	(0.04%)	¥348,772	(0.02%)	¥320,694	0.51%	¥7,685,303	(0.09%)
Japanese municipal bonds	18	2.50%	21,741	0.05%	25,255	0.12%	18	1.73%	47,032	0.09%
Japanese corporate bonds	—	—	74,984	0.07%	48,676	0.19%	172,941	0.52%	296,601	0.35%

Total domestic	3,078,004	(0.24%)	4,034,576	(0.03%)	422,703	0.01%	493,653	0.51%	8,028,936	(0.06%)

Foreign:
U.S. Treasury and other U.S. government agency bonds	236,819	1.14%	1,367,758	1.68%	1,540,584	1.75%	101,485	2.88%	3,246,646	1.71%
Bonds issued by other governments and official institutions	1,495,513	1.23%	198,506	2.19%	315,968	0.53%	177,463	0.60%	2,187,450	1.16%
Mortgage-backed securities(1)	—	—	—	—	232	1.81%	487,951	3.00%	488,183	3.00%
Other debt instruments	223,848	3.19%	56,973	3.95%	34,429	1.65%	16,241	0.43%	331,491	3.03%

Total foreign	1,956,180	1.44%	1,623,237	1.82%	1,891,213	1.56%	783,140	2.39%	6,253,770	1.69%

Total	¥5,034,184	0.42%	¥5,657,813	0.50%	¥2,313,916	1.29%	¥1,276,793	1.69%	¥14,282,706	0.71%

(1)	Foreign mortgage-backed securities primarily consist of securities of Government National Mortgage Association, which are guaranteed by the U.S. government.

Excluding securities of the U.S. government and U.S. government agencies and corporations and Japanese government bonds, there are no investments in any individual issuers held in our investment portfolio which exceeded 10% of shareholders’ equity in the consolidated statement of financial position at March 31, 2018.

III.	Loan Portfolio

The following table shows our outstanding loans and advances by the domicile and industry type of the borrowers at March 31, 2018, 2017, 2016, 2015 and 2014. The classification of loans and advances by industry is based on the industry segment loan classification as defined by the Bank of Japan (“BOJ”) for regulatory reporting purposes.

	At March 31,
	2018	2017	2016	2015	2014
	(In millions)
Domestic:
Manufacturing	¥7,961,620	¥9,578,147	¥8,298,576	¥8,061,654	¥8,018,568
Agriculture, forestry, fisheries and mining	145,957	174,021	184,314	171,855	177,012
Construction	947,765	1,151,989	1,169,900	1,150,616	1,152,388
Transportation, communications and public enterprises	5,424,054	5,365,225	5,258,899	5,175,949	5,086,361
Wholesale and retail	5,288,767	5,721,005	5,548,103	5,664,385	5,505,570
Finance and insurance	2,777,862	2,844,546	2,684,865	2,869,967	2,537,347
Real estate and goods rental and leasing	9,017,664	10,101,846	9,587,757	8,766,724	8,117,000
Services	4,255,228	4,885,247	4,960,352	4,776,706	4,855,536
Municipalities	1,000,286	1,216,211	1,374,306	1,353,949	1,279,010
Lease financing	14,629	2,706,641	2,212,048	2,211,773	2,133,760
Consumer(1)	16,363,489	19,096,755	18,935,521	18,817,259	19,086,241
Others	4,633,306	5,178,461	2,989,278	3,211,240	3,159,438

Total domestic	57,830,627	68,020,094	63,203,919	62,232,077	61,108,231

Foreign:
Public sector	372,008	299,746	236,290	164,495	163,685
Financial institutions	4,496,646	4,588,001	4,067,764	3,880,655	3,450,482
Commerce and industry	21,023,885	21,041,905	20,451,545	20,010,729	16,435,047
Lease financing	357,660	404,658	357,072	308,128	267,394
Others	1,779,101	1,836,322	1,481,455	1,375,624	947,826

Total foreign	28,029,300	28,170,632	26,594,126	25,739,631	21,264,434

Gross loans and advances	85,859,927	96,190,726	89,798,045	87,971,708	82,372,665
Adjust: Unearned income, unamortized premiums-net and deferred loan fees-net	(239,181)	(236,425)	(212,957)	(206,440)	(177,018)
Less: Allowance for loan losses	(491,676)	(680,456)	(722,717)	(793,552)	(950,665)

Net loans and advances	¥85,129,070	¥95,273,845	¥88,862,371	¥86,971,716	¥81,244,982

(1)	The balance in Consumer mainly consists of housing loans. The housing loan balances amounted to ¥11,482,678 million, ¥13,766,771 million, ¥13,984,755 million, ¥14,087,453 million and ¥14,420,225 million at March 31, 2018, 2017, 2016, 2015 and 2014, respectively.

Maturities and Sensitivities of Loans and Advances to Changes in Interest Rates

The following table shows the maturities of loans and advances by the domicile and industry type of the borrower at March 31, 2018.

	Maturity
	Not later than one year	Later than one year and not later than five years	Later than five years	Total
	(In millions)
Domestic:
Manufacturing	¥4,173,663	¥2,482,639	¥1,305,318	¥7,961,620
Agriculture, forestry, fisheries and mining	38,917	65,018	42,022	145,957
Construction	512,223	320,893	114,649	947,765
Transportation, communications and public enterprises	1,810,550	2,289,942	1,323,562	5,424,054
Wholesale and retail	2,976,092	1,789,409	523,266	5,288,767
Finance and insurance	1,605,481	901,362	271,019	2,777,862
Real estate and goods rental and leasing	1,966,419	3,802,558	3,248,687	9,017,664
Services	1,288,816	1,849,411	1,117,001	4,255,228
Municipalities	446,525	314,224	239,537	1,000,286
Lease financing	2,229	4,787	7,613	14,629
Consumer	3,678,228	4,181,407	8,503,854	16,363,489
Others	1,939,994	1,002,939	1,690,373	4,633,306

Total domestic	20,439,137	19,004,589	18,386,901	57,830,627

Foreign:
Public sector	24,867	292,206	54,935	372,008
Financial institutions	2,039,934	2,152,491	304,221	4,496,646
Commerce and industry	6,651,323	10,046,923	4,325,639	21,023,885
Lease financing	45,285	236,466	75,909	357,660
Others	555,118	879,785	344,198	1,779,101

Total foreign	9,316,527	13,607,871	5,104,902	28,029,300

Total	¥29,755,664	¥32,612,460	¥23,491,803	¥85,859,927

The above loans and advances due after one year which had predetermined interest rates and floating or adjustable interest rates at March 31, 2018 are shown below:

	Domestic	Foreign	Total
	(In millions)
Predetermined rate	¥12,233,092	¥2,343,758	¥14,576,850
Floating or adjustable rate	25,158,398	16,369,015	41,527,413

Total	¥37,391,490	¥18,712,773	¥56,104,263

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

The following table shows the distribution of impaired loans and advances by “potentially bankrupt, effectively bankrupt and bankrupt (loans and advances),” “past due three months or more (loans),” “restructured (loans),” and “other impaired (loans and advances)” at March 31, 2018, 2017, 2016, 2015 and 2014 by the domicile and industry type of the borrowers.

	At March 31,
	2018	2017	2016	2015	2014
	(In millions)
Potentially bankrupt, effectively bankrupt and bankrupt (loans and advances):
Domestic:
Manufacturing	¥62,322	¥106,178	¥119,318	¥149,686	¥183,257
Agriculture, forestry, fisheries and mining	6,369	2,250	2,843	7,146	3,251
Construction	10,439	24,430	25,932	36,903	69,144
Transportation, communications and public enterprises	15,494	23,692	38,008	52,168	56,782
Wholesale and retail	74,332	104,472	125,241	156,753	208,491
Finance and insurance	3,021	4,135	8,302	9,551	13,378
Real estate and goods rental and leasing	32,634	126,179	133,324	198,714	291,665
Services	50,858	91,943	126,781	161,384	192,191
Lease financing	—	7,513	16,122	18,522	21,079
Consumer	157,221	194,721	213,931	223,464	238,563
Others	23,081	25,059	32,503	43,443	59,812

Total domestic	435,771	710,572	842,305	1,057,734	1,337,613

Foreign:
Public sector	—	—	31	14	14
Financial institutions	30	29	28	19,720	2,647
Commerce and industry	144,975	157,227	148,475	146,821	131,254
Lease financing	—	11,892	11,104	8,969	8,623
Others	22,383	23,890	5,682	6,152	4,566

Total foreign	167,388	193,038	165,320	181,676	147,104

Total	603,159	903,610	1,007,625	1,239,410	1,484,717

Past due three months or more (loans):
Domestic	21,649	20,808	21,861	23,586	25,959
Foreign	—	11,449	7,962	398	437

Total	21,649	32,257	29,823	23,984	26,396

Restructured (loans):
Domestic	136,582	155,100	164,035	144,628	247,351
Foreign	17,567	25,741	22,401	43,330	37,475

Total	154,149	180,841	186,436	187,958	284,826

Other impaired (loans and advances):
Domestic	93,175	103,777	126,211	140,858	152,873
Foreign	6,736	8,203	2,492	5,892	1

Total	99,911	111,980	128,703	146,750	152,874

Gross impaired loans and advances	878,868	1,228,688	1,352,587	1,598,102	1,948,813

Less: Allowance for loan losses for impaired loans and advances	(369,386)	(532,451)	(613,510)	(699,207)	(857,095)

Net impaired loans and advances	¥509,482	¥696,237	¥739,077	¥898,895	¥1,091,718

Interest Foregone on Impaired Loans and Advances

Interest income which would have been accrued at the original terms on domestic impaired loans and advances during the fiscal year ended March 31, 2018 was ¥26.9 billion, of which ¥14.7 billion was included in profit or loss for the fiscal year then ended. Interest income which would have been accrued at the original terms on foreign impaired loans and advances during the fiscal year ended March 31, 2018 was ¥5.8 billion, of which ¥4.2 billion was included in profit or loss for the fiscal year then ended.

Cross-border Outstanding

Cross-border outstandings are defined as loans, acceptances, interest-earning deposits with other banks, other interest-earning investments and any other monetary assets denominated in Japanese yen or other non-local currencies. Local currency outstandings are netted out from cross-border outstandings. This cross-border disclosure is based on the reports to the BOJ required under Japanese foreign exchange-related laws. The following tables list the country for which cross-border outstandings exceeded 0.75% of consolidated total assets at March 31, 2018, 2017 and 2016.

	At March 31, 2018
	Public institutions	Banks	Others	Total	% of total assets	Undrawn commitments
	(In millions, except percentages)
United Kingdom	¥5,507	¥222,918	¥1,425,584	¥1,654,009	0.86%	¥1,242,180

	At March 31, 2017
	Public institutions	Banks	Others	Total	% of total assets	Undrawn commitments
	(In millions, except percentages)
United Kingdom	¥4,403	¥275,243	¥1,451,955	¥1,731,601	0.91%	¥1,560,865

	At March 31, 2016
	Public institutions	Banks	Others	Total	% of total assets	Undrawn commitments
	(In millions, except percentages)
United Kingdom	¥1,852	¥556,271	¥1,215,588	¥1,773,711	0.98%	¥1,422,058

Loan Concentrations

At March 31, 2018, there were no concentrations of loans and advances to a single industry group of borrowers, as defined by the BOJ industry segment loan and advance classifications, which exceeded 10% of our consolidated total loans and advances, except for loans and advances in a category disclosed in the table of outstanding loans and advances above.

IV.	Summary of Loan Loss Experience

The following table shows an analysis of our loan loss experience by the borrowers’ domicile and industry type for the fiscal years ended March 31, 2018, 2017, 2016, 2015 and 2014.

	For the fiscal year ended March 31,
	2018	2017	2016	2015	2014
	(In millions, except percentages)

Allowance for loan losses at beginning of period	¥680,456	¥722,717	¥793,552	¥950,665	¥1,262,478
Provision (credit) for loan losses	126,623	141,457	118,750	79,552	(25,806)
Charge-offs:
Domestic:
Manufacturing	6,439	9,712	20,992	26,516	25,610
Agriculture, forestry, fisheries and mining	1,772	388	33	112	187
Construction	1,478	1,810	6,407	8,593	20,958
Transportation, communications and public enterprises	1,609	9,731	5,891	8,662	5,309
Wholesale and retail	10,998	13,293	14,824	27,357	27,944
Finance and insurance	121	16	423	1,117	533
Real estate and goods rental and leasing	12,947	6,246	21,017	54,003	73,025
Services	9,548	5,731	14,396	21,143	30,970
Lease financing	511	454	651	1,433	1,582
Consumer	112,265	102,383	87,969	88,795	93,616
Others	3,838	7,609	828	2,932	3,300

Total domestic	161,526	157,373	173,431	240,663	283,034

Foreign:
Financial institutions	—	—	—	1,017	599
Commerce and industry	13,529	24,658	13,236	4,571	14,959
Lease financing	24	177	3	167	1,292
Others	9,981	8,300	6,979	3,478	2,797

Total foreign	23,534	33,135	20,218	9,233	19,647

Total	185,060	190,508	193,649	249,896	302,681

Recoveries:
Domestic:
Manufacturing	27	61	80	62	12
Agriculture, forestry, fisheries and mining	—	5	—	—	—
Construction	5	6	6	17	16
Transportation, communications and public enterprises	1	62	5	14	3
Wholesale and retail	28	86	45	72	19
Finance and insurance	1	—	2	1	—
Real estate and goods rental and leasing	2	1	55	47	20
Services	38	40	61	63	33
Consumer	9,535	9,571	9,223	9,234	9,186
Others	21	20	—	7	4

Total domestic	9,658	9,852	9,477	9,517	9,293

Foreign:
Financial institutions	—	15	109	—	25
Commerce and industry	17	5	335	14	3
Others	557	425	427	366	334

Total foreign	574	445	871	380	362

Total	10,232	10,297	10,348	9,897	9,655

Net charge-offs	174,828	180,211	183,301	239,999	293,026
Others(1)	(140,575)	(3,507)	(6,284)	3,334	7,019

Allowance for loan losses at end of period	¥491,676	¥680,456	¥722,717	¥793,552	¥950,665

Ratio of net charge-offs to average loans outstanding during the period	0.18%	0.20%	0.20%	0.28%	0.36%

Allowance for loan losses applicable to foreign activities:
Balance at beginning of period	¥128,347	¥134,664	¥100,783	¥73,030	¥74,868

Balance at end of period	¥114,306	¥128,347	¥134,664	¥100,783	¥73,030

Provision for loan losses	¥19,872	¥29,699	¥60,002	¥32,712	¥10,462

(1)

Others mainly include the exclusion of the allowance for loans and advances made by KUBC and The Minato Bank, both of which had been our subsidiaries but became our equity-method associates, and the exclusion of the allowance for loans and advances made by

SMFL which were reclassified as assets held for sale during the fiscal year ended March 31, 2018. The amount for the fiscal years ended March 31, 2017, 2016, 2015 and 2014 mainly includes foreign exchange translations.

The following table shows an allocation of the allowance for loan losses by the borrower’s domicile and industry type at March 31, 2018, 2017, 2016, 2015 and 2014.

	At March 31,
	2018		2017		2016		2015		2014
	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans
	(In millions, except percentages)
Domestic:
Manufacturing	¥67,511	9.27%	¥101,936	9.96%	¥63,720	9.24%	¥82,938	9.16%	¥113,463	9.73%
Agriculture, forestry, fisheries and mining	6,047	0.17%	2,251	0.18%	2,712	0.21%	2,673	0.20%	3,310	0.21%
Construction	4,171	1.10%	14,142	1.20%	15,212	1.30%	22,532	1.31%	40,289	1.40%
Transportation, communications and public enterprises	8,431	6.32%	16,237	5.58%	25,119	5.86%	30,555	5.88%	27,196	6.17%
Wholesale and retail	45,321	6.16%	54,896	5.95%	73,230	6.18%	84,941	6.44%	116,862	6.68%
Finance and insurance	3,183	3.24%	3,982	2.96%	6,886	2.99%	7,990	3.26%	11,209	3.08%
Real estate and goods rental and leasing	14,650	10.50%	85,813	10.50%	94,669	10.68%	127,205	9.97%	194,706	9.85%
Services	32,690	4.96%	52,282	5.08%	60,735	5.52%	77,829	5.43%	96,465	5.89%
Municipalities	—	1.17%	—	1.26%	1	1.53%	1	1.54%	1	1.55%
Lease financing	—	0.02%	4,114	2.81%	11,567	2.46%	13,600	2.51%	14,487	2.59%
Consumer	177,013	19.06%	194,964	19.85%	208,274	21.09%	208,661	21.39%	215,882	23.17%
Others	18,353	5.38%	21,492	5.38%	25,928	3.32%	33,844	3.65%	43,765	3.87%

Total domestic	377,370	67.35%	552,109	70.71%	588,053	70.38%	692,769	70.74%	877,635	74.19%

Foreign:
Public sector	75	0.43%	88	0.31%	105	0.26%	48	0.19%	303	0.20%
Financial institutions	2,386	5.24%	3,186	4.77%	3,347	4.53%	1,871	4.41%	3,325	4.19%
Commerce and industry	92,255	24.49%	108,076	21.88%	117,671	22.78%	86,007	22.75%	60,646	19.95%
Lease financing	1,828	0.42%	6,713	0.42%	3,998	0.40%	4,654	0.35%	3,285	0.32%
Others	17,762	2.07%	10,284	1.91%	9,543	1.65%	8,203	1.56%	5,471	1.15%

Total foreign	114,306	32.65%	128,347	29.29%	134,664	29.62%	100,783	29.26%	73,030	25.81%

Total	¥491,676	100.00%	¥680,456	100.00%	¥722,717	100.00%	¥793,552	100.00%	¥950,665	100.00%

V.	Deposits

The following table shows the average amount of, and the average rate paid on, the following deposit categories for the fiscal years ended March 31, 2018, 2017 and 2016.

	For the fiscal year ended March 31
	2018		2017		2016
	Average amount	Average rate	Average amount	Average rate	Average amount	Average rate
	(In millions, except percentages)
Domestic offices:
Non-interest-bearing demand deposits	¥18,803,822	—	¥16,791,818	—	¥13,840,697	—
Interest-bearing demand deposits	51,369,924	0.00%	46,984,288	0.00%	42,036,200	0.02%
Deposits at notice	998,707	0.00%	906,703	0.00%	779,789	0.02%
Time deposits	22,202,905	0.06%	22,678,544	0.07%	23,703,225	0.10%
Negotiable certificates of deposit	5,919,870	0.01%	6,064,857	0.02%	7,027,345	0.08%
Others	6,647,336	0.45%	6,103,623	0.30%	4,911,611	0.23%

Total domestic offices	105,942,564		99,529,833		92,298,867

Foreign offices:
Non-interest-bearing demand deposits	1,193,648	—	944,878	—	874,577	—
Interest-bearing demand deposits	2,645,695	0.84%	2,524,336	0.40%	1,859,753	0.33%
Deposits at notice	9,332,778	0.94%	8,212,986	0.52%	8,598,461	0.32%
Time deposits	6,930,572	1.98%	6,266,975	1.53%	5,277,263	1.40%
Negotiable certificates of deposit	6,366,473	1.41%	6,249,295	1.02%	6,973,391	0.66%
Others	138,216	0.49%	129,410	0.48%	129,662	0.83%

Total foreign offices	26,607,382		24,327,880		23,713,107

Total	¥132,549,946		¥123,857,713		¥116,011,974

Deposits at notice represent interest-bearing demand deposits which require the depositor to give two or more days’ notice in advance of withdrawal.

The total amount of deposits by foreign depositors included in domestic offices for the fiscal years ended March 31, 2018, 2017 and 2016 were ¥2,303,112 million, ¥2,078,931 million and ¥1,915,610 million, respectively.

At March 31, 2018, the balances and remaining maturities of time deposits and negotiable certificates of deposit issued by domestic offices in amounts of ¥10 million (approximately $94,118 at the median exchange rate for buying and selling spot dollars for yen by telegraphic transfer as determined by SMBC at the end of the current fiscal year) or more and total foreign deposits issued in amounts of $100,000 or more are shown in the following table.

	Time deposits	Negotiable certificates of deposit	Total
	(In millions)
Domestic offices:
Not later than three months	¥2,708,722	¥4,624,795	¥7,333,517
Later than three months and not later than six months	1,220,955	584,741	1,805,696
Later than six months and not later than one year	3,871,407	120,775	3,992,182
Later than one year	1,815,043	77,710	1,892,753

Total	¥9,616,127	¥5,408,021	¥15,024,148

Foreign offices:	¥7,488,786	¥5,812,264	¥13,301,050

VI.	Return on Equity and Assets

The following table shows the ratio of return on equity and assets for the fiscal years ended March 31, 2018, 2017 and 2016.

	For the fiscal year ended March 31,
	2018	2017	2016
Return on average total assets	0.4%	0.3%	0.5%
Return on average shareholders’ equity	6.6%	6.0%	8.1%
Dividends payout ratio(1):
Basic	28.8%	32.7%	25.1%
Diluted	28.8%	32.7%	25.1%
Average shareholders’ equity to average total assets	5.8%	5.8%	5.8%

(1)	Dividends declared per common share as a percentage of net profit per share.

VII.	Short-Term Borrowings

The following table shows certain additional information with respect to our short-term borrowings for the fiscal years ended March 31, 2018, 2017 and 2016.

	For the fiscal year ended March 31,
	2018	2017	2016
	(In millions, except percentages)
Call money, and payables under repurchase agreements and securities lending transactions:
Average balance outstanding during the period	¥15,868,395	¥11,453,458	¥12,044,622
Maximum balance outstanding at any month-end during the period	19,435,458	15,172,714	16,507,993
Balance at end of period	13,213,522	11,512,526	8,059,930
Weighted average interest rate during the period	0.44%	0.23%	0.17%
Weighted average interest rate on balance at end of period	0.74%	0.34%	0.16%
Commercial paper:
Average balance outstanding during the period	3,390,092	3,456,337	4,555,927
Maximum balance outstanding at any month-end during the period	3,671,388	4,095,896	5,301,064
Balance at end of period	2,467,645	3,518,346	4,169,515
Weighted average interest rate during the period	0.56%	0.44%	0.28%
Weighted average interest rate on balance at end of period	1.30%	0.54%	0.38%
Short-term borrowings:
Average balance outstanding during the period	6,442,910	4,091,095	4,757,270
Maximum balance outstanding at any month-end during the period	7,522,143	7,546,496	5,501,614
Balance at end of period	3,943,140	7,546,496	3,073,509
Weighted average interest rate during the period	0.10%	0.16%	0.17%
Weighted average interest rate on balance at end of period	0.20%	0.09%	0.20%

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

The following consolidated financial statements and the reports thereon by its independent registered public accounting firm are filed as part of this annual report:

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Sumitomo Mitsui Financial Group, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Sumitomo Mitsui Financial Group, Inc. and subsidiaries (the “Group”) as of March 31, 2018 and 2017, the related consolidated income statement and consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2018 and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of March 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as of March 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated June 22, 2018 expressed an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG AZSA LLC

We have served as the Group’s auditor since 1976.

Tokyo, Japan

June 22, 2018

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Sumitomo Mitsui Financial Group, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Sumitomo Mitsui Financial Group, Inc. and subsidiaries’ (the “Group”) internal control over financial reporting as of March 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of March 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Group as of March 31, 2018 and 2017, and the related consolidated income statement and consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2018, and the related notes (collectively, the “consolidated financial statements”), and our report dated June 22, 2018 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

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

/s/ KPMG AZSA LLC

Tokyo, Japan

June 22, 2018

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Financial Position

		At March 31,
	Note	2018	2017
		(In millions)
Assets:
Cash and deposits with banks	5	¥54,696,069	¥47,330,155
Call loans and bills bought		1,881,880	1,872,209
Reverse repurchase agreements and cash collateral on securities borrowed		8,491,703	8,924,385
Trading assets	6	3,169,123	3,776,671
Derivative financial instruments	7	3,885,271	4,063,982
Financial assets at fair value through profit or loss	8	1,547,672	1,599,093
Investment securities	9	20,495,075	19,073,937
Loans and advances	10	85,129,070	95,273,845
Investments in associates and joint ventures	11	730,414	675,704
Property, plant and equipment	12	1,510,132	2,686,055
Intangible assets	14	835,902	1,096,568
Other assets	15	4,043,908	4,321,724
Current tax assets		87,961	240,385
Deferred tax assets	22	19,436	81,961
Assets held for sale	50	5,651,950	134,307

Total assets		¥192,175,566	¥191,150,981

Liabilities:
Deposits	16	¥128,461,527	¥130,295,290
Call money and bills sold		1,190,929	2,088,020
Repurchase agreements and cash collateral on securities lent		12,022,593	9,424,506
Trading liabilities	17	2,143,899	2,071,584
Derivative financial instruments	7	3,498,016	3,889,694
Borrowings	18	10,652,481	12,245,943
Debt securities in issue	19	10,569,117	11,165,623
Provisions	20	188,267	194,700
Other liabilities	21	6,882,740	7,461,101
Current tax liabilities		55,516	79,371
Deferred tax liabilities	22	397,741	320,201
Liabilities directly associated with the assets held for sale	50	3,616,941	27,665

Total liabilities		179,679,767	179,263,698

Equity:
Capital stock	24	2,338,743	2,337,896
Capital surplus	24	863,505	864,052
Retained earnings	24	5,149,193	4,609,496
Other reserves	24	2,324,349	2,134,042
Treasury stock	24	(12,493)	(12,913)

Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.		10,663,297	9,932,573
Non-controlling interests	25	1,232,980	1,505,001
Equity attributable to other equity instruments holders	25	599,522	449,709

Total equity		12,495,799	11,887,283

Total equity and liabilities		¥192,175,566	¥191,150,981

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Income Statement

		For the fiscal year ended March 31,
	Note	2018	2017	2016
		(In millions, except per share data)
Interest income		¥2,144,070	¥1,900,261	¥1,872,584
Interest expense		733,969	502,338	431,101

Net interest income	26	1,410,101	1,397,923	1,441,483

Fee and commission income		1,131,364	1,066,412	1,031,680
Fee and commission expense		178,867	181,573	131,381

Net fee and commission income	27	952,497	884,839	900,299

Net trading income	28	270,464	183,963	462,682
Net income (loss) from financial assets at fair value through profit or loss	29	(667)	2,018	12,260
Net investment income	30	424,097	305,327	375,229
Other income	31	755,855	573,825	496,273

Total operating income		3,812,347	3,347,895	3,688,226

Impairment charges on financial assets	32	136,808	212,967	148,356

Net operating income		3,675,539	3,134,928	3,539,870

General and administrative expenses	33	1,813,121	1,752,135	1,706,263
Other expenses	34	792,765	531,759	538,963

Operating expenses		2,605,886	2,283,894	2,245,226

Share of post-tax profit of associates and joint ventures		49,323	29,318	31,056

Profit before tax		1,118,976	880,352	1,325,700

Income tax expense	35	229,378	139,766	372,878

Net profit		¥889,598	¥740,586	¥952,822

Profit attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.		¥759,998	¥627,870	¥843,920
Non-controlling interests		119,878	104,787	106,129
Other equity instruments holders		9,722	7,929	2,773
Earnings per share:
Basic	36	¥538.84	¥458.56	¥617.25
Diluted	36	538.43	458.18	616.83

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Comprehensive Income

	For the fiscal year ended March 31,
	2018	2017	2016
	(In millions)
Net profit	¥889,598	¥740,586	¥952,822
Other comprehensive income:
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans:
Gains (losses) arising during the period, before tax	73,662	8,134	(154,273)
Share of other comprehensive income (loss) of associates and joint ventures	58	(462)	558
Income tax relating to items that will not be reclassified	(22,492)	(2,315)	48,550

Total items that will not be reclassified to profit or loss, net of tax	51,228	5,357	(105,165)
Items that may be reclassified subsequently to profit or loss:
Available-for-sale financial assets:
Gains (losses) arising during the period, before tax	582,435	371,438	(551,572)
Reclassification adjustments for (gains) losses included in net profit, before tax	(275,038)	(109,990)	(217,529)
Exchange differences on translating foreign operations:
Gains (losses) arising during the period, before tax	(75,409)	(24,063)	(219,904)
Reclassification adjustments for (gains) losses included in net profit, before tax	49	(4)	8
Share of other comprehensive income (loss) of associates and joint ventures	7,827	(21,140)	(14,362)
Income tax relating to items that may be reclassified	(96,246)	(80,074)	308,623

Total items that may be reclassified subsequently to profit or loss, net of tax	143,618	136,167	(694,736)

Other comprehensive income (loss), net of tax	194,846	141,524	(799,901)

Total comprehensive income	¥1,084,444	¥882,110	¥152,921

Total comprehensive income attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥948,250	¥769,957	¥76,791
Non-controlling interests	126,472	104,224	73,357
Other equity instruments holders	9,722	7,929	2,773

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Changes in Equity

	Capital stock	Capital surplus	Retained earnings	Remeasure- ments of defined benefit plans	Available- for-sale financial assets	Exchange differences on translating foreign operations	Treasury stock	Equity attributable to SMFG’s shareholders	Non- controlling interests	Equity attributable to other equity instruments holders	Total equity
	(In millions)
Balance at March 31, 2015	¥2,337,896	¥862,971	¥3,554,688	¥120,316	¥2,234,636	¥404,132	¥(175,261)	¥9,339,378	¥1,681,472	¥—	¥11,020,850
Comprehensive income:
Net profit	—	—	843,920	—	—	—	—	843,920	106,129	2,773	952,822
Other comprehensive income	—	—	—	(101,331)	(478,002)	(187,796)	—	(767,129)	(32,772)	—	(799,901)

Total comprehensive income	—	—	843,920	(101,331)	(478,002)	(187,796)	—	76,791	73,357	2,773	152,921

Issuance of other equity instruments	—	—	—	—	—	—	—	—	—	299,895	299,895
Acquisition and disposal of subsidiaries and businesses-net	—	—	—	—	—	—	—	—	1,371	—	1,371
Transaction with non-controlling interest shareholders	—	—	(3)	—	—	—	—	(3)	58	—	55
Dividends to shareholders	—	—	(211,922)	—	—	—	—	(211,922)	(76,710)	—	(288,632)
Coupons on other equity instruments	—	—	—	—	—	—	—	—	—	(2,773)	(2,773)
Redemption of preferred securities	—	—	—	—	—	—	—	—	(142,000)	—	(142,000)
Purchase of treasury stock	—	—	—	—	—	—	(192)	(192)	—	—	(192)
Sale of treasury stock	—	—	—	—	—	—	72	72	—	—	72
Loss on sale of treasury stock	—	(18)	—	—	—	—	—	(18)	—	—	(18)
Others	—	550	—	—	—	—	—	550	—	—	550

Balance at March 31, 2016	2,337,896	863,503	4,186,683	18,985	1,756,634	216,336	(175,381)	9,204,656	1,537,548	299,895	11,042,099

Comprehensive income:
Net profit	—	—	627,870	—	—	—	—	627,870	104,787	7,929	740,586
Other comprehensive income	—	—	—	3,789	173,260	(34,962)	—	142,087	(563)	—	141,524

Total comprehensive income	—	—	627,870	3,789	173,260	(34,962)	—	769,957	104,224	7,929	882,110

Issuance of other equity instruments	—	—	—	—	—	—	—	—	—	149,916	149,916
Acquisition and disposal of subsidiaries and businesses-net	—	—	—	—	—	—	—	—	14,888	—	14,888
Transaction with non-controlling interest shareholders	—	—	26	—	—	—	—	26	437	—	463
Dividends to shareholders	—	—	(205,083)	—	—	—	—	(205,083)	(65,956)	—	(271,039)
Coupons on other equity instruments	—	—	—	—	—	—	—	—	—	(7,929)	(7,929)
Redemption of preferred securities	—	—	—	—	—	—	—	—	(86,140)	—	(86,140)
Purchase of treasury stock	—	—	—	—	—	—	(100)	(100)	—	—	(100)
Sale of treasury stock	—	—	—	—	—	—	162,568	162,568	—	—	162,568
Loss on sale of treasury stock	—	(2)	—	—	—	—	—	(2)	—	—	(2)
Others	—	551	—	—	—	—	—	551	—	(102)	449

Balance at March 31, 2017	2,337,896	864,052	4,609,496	22,774	1,929,894	181,374	(12,913)	9,932,573	1,505,001	449,709	11,887,283

Comprehensive income:
Net profit	—	—	759,998	—	—	—	—	759,998	119,878	9,722	889,598
Other comprehensive income	—	—	—	51,273	192,366	(55,387)	—	188,252	6,594	—	194,846

Total comprehensive income	—	—	759,998	51,273	192,366	(55,387)	—	948,250	126,472	9,722	1,084,444

Issuance of shares under share-based payment transactions	847	848	—	—	—	—	—	1,695	—	—	1,695
Issuance of other equity instruments	—	—	—	—	—	—	—	—	—	149,916	149,916
Acquisition and disposal of subsidiaries and businesses-net	—	—	(1,190)	1,190	—	—	—	—	(204,257)	—	(204,257)
Transaction with non-controlling interest shareholders	—	—	62	—	—	—	—	62	2,440	—	2,502
Dividends to shareholders	—	—	(218,596)	—	—	—	—	(218,596)	(61,676)	—	(280,272)
Coupons on other equity instruments	—	—	—	—	—	—	—	—	—	(9,722)	(9,722)
Redemption of preferred securities	—	—	—	—	—	—	—	—	(135,000)	—	(135,000)
Purchase of treasury stock	—	—	—	—	—	—	(142)	(142)	—	—	(142)
Sale of treasury stock	—	—	—	—	—	—	562	562	—	—	562
Loss on sale of treasury stock	—	(41)	—	—	—	—	—	(41)	—	—	(41)
Share-based payment transactions	—	(1,354)	—	—	—	—	—	(1,354)	—	—	(1,354)
Others	—	—	(577)	865	—	—	—	288	—	(103)	185

Balance at March 31, 2018	¥2,338,743	¥863,505	¥5,149,193	¥76,102	¥2,122,260	¥125,987	¥(12,493)	¥10,663,297	¥1,232,980	¥599,522	¥12,495,799

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Cash Flows

	For the fiscal year ended March 31,
	2018	2017	2016
	(In millions)
Operating Activities:
Profit before tax	¥1,118,976	¥880,352	¥1,325,700
Adjustments for:
Gains on financial assets at fair value through profit or loss and investment securities	(274,371)	(112,008)	(235,415)
Foreign exchange losses	16,612	241,570	556,073
Provision for loan losses	126,623	141,457	118,750
Depreciation and amortization	310,179	301,638	255,971
Share of post-tax profit of associates and joint ventures	(49,323)	(29,318)	(31,056)
Net changes in assets and liabilities:
Net increase of term deposits with original maturities over three months	(210,821)	(57,503)	(11,071)
Net (increase) decrease of call loans and bills bought	4,436	(640,331)	(18,233)
Net (increase) decrease of reverse repurchase agreements and cash collateral on securities borrowed	372,563	(698,940)	(1,040,858)
Net (increase) decrease of loans and advances	354,622	(6,267,726)	(2,258,824)
Net change of trading assets and liabilities and derivative financial instruments	283,731	(250,579)	(837,291)
Net increase of deposits	5,881,032	4,505,200	8,230,157
Net increase (decrease) of call money and bills sold	(778,412)	911,525	(4,615,144)
Net increase (decrease) of repurchase agreements and cash collateral on securities lent	2,735,586	2,610,655	(1,974,347)
Net increase (decrease) of other unsubordinated borrowings and debt securities in issue	991,110	2,437,331	(1,499,201)
Income taxes paid—net	(105,880)	(337,299)	(297,767)
Other operating activities—net	395,318	104,575	420,231

Net cash and cash equivalents provided by (used in) operating activities	11,171,981	3,740,599	(1,912,325)

Investing Activities:
Purchases of financial assets at fair value through profit or loss and available-for-sale financial assets	(22,488,127)	(19,640,194)	(25,968,442)
Proceeds from sale of financial assets at fair value through profit or loss and available-for-sale financial assets	13,384,847	13,460,988	22,597,455
Proceeds from maturities of financial assets at fair value through profit or loss and available-for-sale financial assets	6,265,527	6,604,279	6,072,497
Purchases of held-to-maturity investments	(2,001)	—	(266,243)
Proceeds from maturities of held-to-maturity investments	792,358	1,093,887	1,394,921
Acquisitions of subsidiaries and businesses, net of cash and cash equivalents acquired	(160,862)	(199,356)	2,249,594
Investments in associates and joint ventures	(7,744)	(16,494)	(62,334)
Disposal of subsidiaries and businesses, net of cash and cash equivalents disposed	(852,179)	—	—
Proceeds from sale of investments in associates and joint ventures	19,415	14,696	762
Purchases of property, plant and equipment, and investment properties	(710,838)	(491,444)	(529,151)
Purchases of intangible assets	(136,100)	(145,001)	(158,888)
Proceeds from sale of property, plant and equipment, investment properties and intangible assets	302,027	169,027	148,650
Other investing activities—net	—	1,192	6,697

Net cash and cash equivalents provided by (used in) investing activities	(3,593,677)	851,580	5,485,518

Financing Activities:
Proceeds from issuance of subordinated borrowings	—	—	18,000
Redemption of subordinated borrowings	(10,000)	(11,000)	(40,262)
Proceeds from issuance of subordinated bonds	104,866	244,315	276,949
Redemption of subordinated bonds	(180,034)	(371,640)	(186,785)
Redemption of preferred securities	(135,000)	(86,887)	(142,000)
Proceeds from issuance of other equity instruments	149,916	149,887	299,895
Dividends paid to shareholders of Sumitomo Mitsui Financial Group, Inc.	(218,569)	(205,078)	(211,952)
Dividends paid to non-controlling interest shareholders	(62,529)	(65,860)	(76,744)
Coupons paid to other equity instruments holders	(9,722)	(7,929)	(2,773)
Purchase of treasury stock and proceeds from sale of treasury stock—net	379	179,657	(137)
Purchase of other equity instruments and proceeds from sale of other equity instruments—net	(103)	(102)	—
Transactions with non-controlling interest shareholders—net	(6)	386	156

Net cash and cash equivalents used in financing activities	(360,802)	(174,251)	(65,653)

Effect of exchange rate changes on cash and cash equivalents	(45,865)	(300,075)	(489,331)

Net increase of cash and cash equivalents	7,171,637	4,117,853	3,018,209
Cash and cash equivalents at beginning of period	46,244,819	42,126,966	39,108,757

Cash and cash equivalents at end of period	¥53,416,456	¥46,244,819	¥42,126,966

Net cash and cash equivalents provided by (used in) operating activities includes:
Interest and dividends received	¥2,249,000	¥2,025,371	¥1,996,686
Interest paid	711,432	484,362	421,765

The accompanying notes are an integral part of the Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1	GENERAL INFORMATION

Sumitomo Mitsui Financial Group, Inc. (“SMFG” or the “Company”) was established on December 2, 2002, as a holding company for Sumitomo Mitsui Banking Corporation (“SMBC”) and its subsidiaries through a statutory share transfer (kabushiki-iten) of all of the outstanding equity securities of SMBC in exchange for the Company’s newly issued securities. The Company is a joint stock corporation with limited liability (Kabushiki Kaisha) incorporated under the Companies Act of Japan (“Companies Act”). Upon the formation of the Company and the completion of the statutory share transfer, SMBC became a direct, wholly owned subsidiary of the Company. The Company has a primary listing on the Tokyo Stock Exchange (First Section), with further listing on the Nagoya Stock Exchange (First Section). The Company’s American Depositary Shares are listed on the New York Stock Exchange.

The Company and its subsidiaries (the “SMBC Group”) offer a diverse range of financial services, including commercial banking, leasing, securities, consumer finance and other services.

The accompanying consolidated financial statements have been authorized for issue by the Management Committee on June 22, 2018.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of the consolidated financial statements are set out below. These policies have been consistently applied to all the fiscal years presented, unless otherwise stated.

Basis of Preparation

Compliance with International Financial Reporting Standards

The consolidated financial statements of the SMBC Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

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

Functional and presentation currency

The consolidated financial statements are presented in Japanese yen, which is also the Company’s functional currency. All financial information presented in Japanese yen has been rounded to the nearest million, except as otherwise indicated.

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

Refer to Note 3 “Critical Accounting Estimates and Judgments” for further information.

New and Amended Accounting Standards Adopted by the SMBC Group

During the fiscal year ended March 31, 2018, a number of amendments to standards have become effective; however, they have not resulted in any material changes to the SMBC Group’s accounting policies.

Consolidation

Subsidiaries

Subsidiaries are all entities controlled by the SMBC Group. The SMBC Group controls an entity when it is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The SMBC Group considers all facts and circumstances whether it controls an entity.

Where the relevant activities are directed through voting or similar rights, the SMBC Group considers that it controls an entity if it has the existing rights that give it the current ability to direct the operating and financing policies of the entity, in general by having a shareholding of more than 50% of the voting rights. The existence and effect of potential voting rights that are deemed to be substantive are taken into account when assessing whether the SMBC Group controls another entity.

Where the voting rights are not the dominant factor in deciding who controls the entity, the assessment of control is more complex and requires greater use of judgment. The SMBC Group assesses whether it controls an entity considering all facts and circumstances, such as the purpose and design of the entity, the relevant activities and how to make decisions about those activities.

The SMBC Group also determines whether it is acting as an agent or a principal in assessing whether it has control of another entity. An agent is a party primarily engaged to act on behalf and for the benefit of another party or parties and therefore does not control the entity. To make such judgments, the SMBC Group considers the overall relationship, especially all of the following factors: the scope of its decision-making authority over the entity, the rights held by other parties, the remuneration to which it is entitled in accordance with the remuneration agreement, and its exposure to variability of returns from other interests that it holds in the entity.

The SMBC Group reassesses whether it controls an entity if facts and circumstances indicate that there are changes to one or more of the elements of control.

Subsidiaries are fully consolidated from the date on which the SMBC Group obtains control. They are deconsolidated from the date on which the SMBC Group loses control.

The acquisition method is used to account for the business combinations including the acquisition of subsidiaries by the SMBC Group. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred, the liabilities incurred and the equity interests issued. Identifiable assets acquired and liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The SMBC Group’s previously held equity interest in the acquiree is remeasured at fair value at the acquisition date and any gain or loss is recognized in profit or loss. For each business combination, the SMBC Group measures any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets. The excess of the aggregate of the consideration transferred, the amount of any non-controlling interest and the acquisition-date fair value of the SMBC Group’s previously held equity interest in the acquiree over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed is recorded as goodwill in the consolidated statement of financial position. If the aggregate of the consideration transferred, the amount of any non-controlling interest and the acquisition-date fair value of the SMBC Group’s previously held equity interest in the acquiree is less than the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed, the difference is recognized immediately in the consolidated income statement.

Inter-company transactions, balances and unrealized gains on transactions between the SMBC Group companies are eliminated on consolidation. Unrealized losses are also eliminated unless the transaction provides evidence of impairment of the asset transferred. The accounting policies of subsidiaries have been adjusted where necessary to ensure consistency with the accounting policies adopted by the SMBC Group.

Non-controlling interests

Changes in the SMBC Group’s ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

Interests in the equity of subsidiaries not attributable to the SMBC Group are reported in the consolidated statement of financial position as a separate component of equity as non-controlling interests. Profits or losses attributable to non-controlling interests are separately reported in the consolidated income statement.

Associates and joint ventures

An associate is an entity over which the SMBC Group has significant influence, but does not control the financial and operating policy decisions of the entity. Significant influence is generally presumed to exist when the SMBC Group holds 20% or more, but less than 50%, of the voting rights.

Entities that are jointly controlled by more than one party, including the SMBC Group, may be determined to be a joint venture.

The SMBC Group accounts for investments in associates and joint ventures using the equity method from the date on which they become associates or joint ventures. The SMBC Group discontinues the use of the equity method from the date on which the SMBC Group ceases to have significant influence or joint control over the investees.

Under the equity method, the SMBC Group’s investments in associates and joint ventures are initially recognized at cost. The carrying amount of the investments are subsequently increased or decreased to recognize the SMBC Group’s share of the post-acquisition profit or loss of the associate or joint venture and other movements included directly in the equity of the associate or joint venture. The SMBC Group’s share of the results of associates and joint ventures is based on the financial statements of its associates and joint ventures, adjusted to conform with the accounting policies of the SMBC Group. Profits on transactions between the SMBC Group and its associates and joint ventures are eliminated to the extent of the SMBC Group’s interest in the associates or joint ventures. Losses are also eliminated to the extent of the SMBC Group’s interest in the associates or joint ventures unless the transaction provides evidence of impairment in the asset transferred.

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

When the SMBC Group’s share of losses in an associate or joint venture exceeds the SMBC Group’s carrying amount of the investment, the SMBC Group does not recognize further losses, unless it has a binding obligation or has made payments on behalf of the entity.

Segment Reporting

The SMBC Group determines its operating segments based on the management approach, which requires operating segments to be identified on the basis of internal reports about components of the entity that are regularly reviewed by management, in order to allocate resources to a segment and to assess its performance.

Foreign Currency Translation

Items included in the financial statements of each of the SMBC Group companies are measured using the currency of the primary economic environment in which the company operates (“the functional currency”). The consolidated financial statements are presented in Japanese yen, which is also the Company’s functional currency.

Transactions and balances

Foreign currency transactions that are denominated or settled in a foreign currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary items denominated in foreign currencies are translated using the exchange rate at the end of the reporting period. Foreign exchange gains and losses resulting from the retranslation and settlement of monetary items are recognized in the consolidated income statement. Non-monetary items that are measured at fair value in a foreign currency are translated into the functional currency using the exchange rate at the date the fair value is determined. Translation differences on certain of these items, such as equity instruments classified as available-for-sale financial assets, are not included in the consolidated income statement but are recognized directly in equity. Non-monetary items that are measured at historical cost in a foreign currency are translated into the functional currency using the exchange rate at the date of the initial transaction.

Foreign operations

The assets and liabilities of foreign operations are translated into the presentation currency of the SMBC Group using the exchange rate at the end of the reporting period, and their income statements are translated using the exchange rates at the dates of the transactions or average exchange rates where these approximate to actual rates.

The exchange differences arising on the translation of a foreign operation are included in other comprehensive income within equity and subsequently included in profit or loss on full or partial disposal of the operation.

Financial Assets

At initial recognition, the financial assets of the SMBC Group are classified into one of the following categories: trading assets, derivative financial instruments, financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments and available-for-sale financial assets.

Regular way purchases and sales of trading assets, derivative financial instruments, financial assets at fair value through profit or loss, held-to-maturity investments and available-for-sale financial assets are recognized on the trade date—the date on which the SMBC Group commits to purchase or sell the assets.

Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or where the SMBC Group has transferred substantially all the risks and rewards of ownership at a consolidated level. The SMBC Group consolidates all subsidiaries in accordance with IFRS 10 “Consolidated Financial Statements” before determining derecognition of financial assets under IAS 39 “Financial Instruments: Recognition and Measurement.”

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

Derivative financial instruments

Derivatives are classified as held for trading unless they are designated as hedging instruments, and included in “Derivative financial instruments” in the consolidated statement of financial position. All derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative. Derivatives are initially recognized at fair value with transaction costs being recognized in the consolidated income statement, and subsequently measured at fair value. Gains and losses arising from changes in the fair values of derivatives held for trading are included in “Net trading income” in the consolidated income statement.

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

In addition, the SMBC Group classifies the entire hybrid instrument at fair value through profit or loss when the SMBC Group is required to separate an embedded derivative from its host contract, but is unable to measure the embedded derivative separately either at acquisition or at the end of a subsequent reporting period. Financial assets at fair value through profit or loss are initially recognized at fair value with transaction costs being recognized in the consolidated income statement, and subsequently measured at fair value. Gains and losses arising from changes in the fair value of such financial assets are included in “Net income (loss) from financial assets at fair value through profit or loss” in the consolidated income statement.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, other than:

•	those that the SMBC Group intends to sell immediately or in the near term, which are classified as held for trading, and those that the SMBC Group upon initial recognition designates as at fair value through profit or loss;

•	those that the SMBC Group upon initial recognition classifies as available-for-sale; or

•	those for which the SMBC Group may not recover substantially all of its initial investment, other than because of credit deterioration.

The financial assets classified as loans and receivables are mainly included in “Loans and advances” in the consolidated statement of financial position. Loans and receivables are initially recognized at fair value plus directly attributable transaction costs, and are subsequently measured at amortized cost using the effective interest method.

When the SMBC Group is the lessor in a lease agreement that transfers substantially all of the risks and rewards incidental to ownership of the asset to the lessee, the arrangement is classified as a finance lease and a receivable equal to the net investment in the lease is recognized and presented within “Loans and advances” in the consolidated statement of financial position.

Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets quoted in an active market with fixed or determinable payments and fixed maturities that the SMBC Group has the positive intention and ability to hold to maturity. If the SMBC Group were to sell other than an insignificant amount of held-to-maturity investments, the remaining investments in this category would be reclassified as available-for-sale financial assets. Held-to-maturity investments are initially recognized at fair value plus directly attributable transaction costs, and are subsequently measured at amortized cost using the effective interest method.

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

Hedge Accounting

On April 1, 2017, the SMBC Group started to apply hedge accounting in order to reflect the effect of risk management activities on its consolidated financial statements to mitigate the foreign currency risk on exchange differences arising from the translation of net investments in foreign operations. The SMBC Group uses currency derivatives and foreign currency denominated financial liabilities as hedging instruments. The effective portion of the gain or loss on the hedging instruments is recognized in other comprehensive income, whereas the ineffective portion of the gain or loss on the hedging instruments is recognized in net trading income in the consolidated income statement. The cumulative gain or loss recognized in other comprehensive income is recognized in the profit or loss on the disposal or partial disposal of the foreign operation. For further information about hedge accounting, see Note 7 “Derivative Financial Instruments—Hedge accounting.”

Offsetting Financial Instruments

Financial assets and liabilities are offset and the net amount is reported in the consolidated statement of financial position, only if the SMBC Group currently has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis or to realize the asset and settle the liability simultaneously. In all other situations, they are presented on a gross basis.

Fair Value Measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining the fair value, the SMBC Group gives the highest priority to a quoted price in an active market for identical assets or liabilities. A market is regarded as active if transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis. If there is no active market for the asset or liability, the SMBC Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure the fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. In cases where the SMBC Group manages a group of financial assets and financial liabilities on the basis of its net credit exposure, the fair value of the group of financial assets and financial liabilities is measured on the basis of the price that would be received to sell a net long position (i.e., an asset) or paid to transfer a net short position (i.e., a liability) for the credit risk exposure provided that certain criteria set forth in IFRS 13 “Fair Value Measurement” are met. Details of fair value measurement are described in Note 43 “Fair Value of Financial Assets and Liabilities.”

Recognition of Deferred Day One Profit and Loss

The best evidence of the fair value of a financial instrument at initial recognition is normally the transaction price (i.e., the fair value of the consideration given or received). However, if the fair value at initial recognition is not evidenced by a quoted price in an active market for an identical asset or liability nor based on a valuation technique that uses only data from observable markets, the difference between the fair value at initial recognition and the transaction price, commonly referred to as “day one profit and loss,” is not recognized as a gain or loss but adjusted to be deferred. The SMBC Group did not have any significant deferred day one profit and loss for the fiscal years ended March 31, 2018 and 2017.

Repurchase and Reverse Repurchase Agreements, and Securities Borrowing and Lending Agreements

In the ordinary course of business, the SMBC Group lends or sells securities under agreements to repurchase them at a predetermined price on a future date (“repos”). Since substantially all the risks and rewards are retained by the SMBC Group, the securities remain on the consolidated statement of financial position and a liability is recorded in respect of the consideration received. On the other hand, the SMBC Group borrows or purchases securities under agreements to resell them at a predetermined price on a future date (“reverse repos”). Since the SMBC Group does not retain the risks and rewards of ownership, these transactions are treated as collateralized loans and the securities are not included in the consolidated statement of financial position.

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

For the fiscal years ended March 31, 2018 and 2017, there were no transactions pursuant to repurchase agreements, securities lending transactions or other transactions involving the transfer of financial assets with an obligation to repurchase such transferred assets that were treated as sales and hence derecognized for accounting purposes.

Impairment of Financial Assets

Loans and advances and held-to-maturity investments

At the end of each reporting period, the SMBC Group assesses whether there is any objective evidence that a financial asset or a group of financial assets is impaired.

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

The criteria that the SMBC Group uses to determine that there is objective evidence of an impairment loss include:

•	significant financial difficulty of an issuer or an obligor;

•	a default or delinquency in interest or principal payments;

•	restructuring of a financial asset by the SMBC Group due to the borrower’s financial difficulties on terms that the SMBC Group would not otherwise consider;

•	indications that a borrower or issuer will enter bankruptcy;

•	disappearance of an active market for a security because of the borrower’s financial difficulties; and

•	other observable data relating to a group of assets, such as adverse changes in the payment status of borrowers or issuers in the group, or national or local economic conditions that correlate with defaults in the group.

The SMBC Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If the SMBC Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in the collective assessment of impairment.

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

The collective allowance for financial assets is classified into two types: (1) the allowance for impaired financial assets that are not individually significant, and (2) the allowance for non-impaired financial assets, which reflects incurred but not yet identified (“IBNI”) losses for the period between the impairment occurring and the loss being identified. The collective allowance is estimated by applying historical loss experience to groups of homogenous loans. The historical loss experience data includes the number of borrowers for whom objective evidence of impairment has been identified for the most recent rolling one-year period, and the amount ultimately recovered from impaired financial assets. The SMBC Group has collected and accumulated historical data on amounts ultimately recovered from impaired financial assets. The homogeneous groups are determined on the basis of similar credit risk characteristics. For every group, the SMBC Group’s grading processes are established considering asset type, industry, geographical location, collateral type, past-due status and other relevant characteristics (see Note 45 “Financial Risk Management”). These characteristics are relevant to the estimation of future cash flows for groups of such assets as being indicative of the debtors’ ability to pay all amounts due according to the contractual terms of the assets being evaluated. Historical loss experience is adjusted on the basis of current observable data, including bankruptcy trends after the occurrence of significant events which had a negative effect on the global economy and the economies in which a large portion of the SMBC Group’s assets are located, to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not currently exist.

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

Loans and advances that would otherwise be past due or impaired, but whose terms have been renegotiated without providing any financial concessions, are not classified as impaired loans and advances as the terms of the renegotiated loans and advances do not result in a decrease in the net present value of the loan discounted at its original effective interest rate. The collective allowance is estimated for these loans and advances by including them in homogenous groups on the basis of applying the SMBC Group’s grading process, taking into account the renegotiation and their consequent higher risk status. These loans and advances are continually assessed for impairment until maturity or derecognition.

In addition, provisions for loan commitments are calculated where it is probable that the SMBC Group will incur a loss and recognized in other provisions (see Note 20 “Provisions”).

Available-for-sale financial assets

At the end of each reporting period, the SMBC Group assesses whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity instruments classified as available-for-sale, a significant or prolonged decline in the fair value of the instruments below cost is also considered in determining whether the assets are impaired. In the case of debt instruments classified as available-for-sale, impairment is assessed based on the same criteria as for loans and advances and held-to-maturity investments. If any objective evidence of impairment exists for available-for-sale financial assets, the cumulative loss—measured as the difference between the cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss—is removed from equity and recognized in the consolidated income statement.

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

Intangible Assets

Goodwill

Goodwill represents the excess of the aggregate of the consideration transferred, the amount of any non-controlling interest and the acquisition-date fair value of the SMBC Group’s previously held equity interest in the acquiree over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed, and is initially recognized at the date of acquisition. Goodwill is allocated to cash-generating units for the purpose of impairment testing. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of cash inflows from other assets or groups of assets. Impairment testing is performed at least annually and whenever there is an indication that the cash-generating unit may be impaired. When the SMBC Group disposes of all or part of a cash-generating unit to which goodwill is allocated, the goodwill associated with the cash-generating unit is included in the carrying amount of the cash-generating unit when determining the gain or loss on disposal.

Software

Purchased software is carried at cost less accumulated amortization and accumulated impairment losses, if any.

Expenditure on internally generated software is recognized as an asset if the SMBC Group can demonstrate its intention and ability to complete the development and use the software in a manner that will generate future economic benefits and it can reliably measure the costs to complete the development. Internally generated software is carried at capitalized cost less accumulated amortization and accumulated impairment losses, if any. Costs associated with maintaining software are expensed as incurred.

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

Other intangible assets

Other intangible assets primarily consist of leasehold rights. They are recognized only when the SMBC Group legally obtains the rights and can reliably measure the fair value. Leasehold rights have an indefinite useful life and they are not amortized but are tested for impairment annually.

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

Assets Held for Sale

Non-current assets, or disposal groups comprising assets and liabilities, are classified as held for sale if their carrying amount will be recovered principally through sale rather than through continuing use. In order to be classified as held for sale, the assets or disposal groups must be available for immediate sale in their present condition and their sale must be highly probable. Such assets or disposal groups are generally measured at the lower of their carrying amount and fair value less costs to sell.

Leases

As lessee

A lease agreement in which the lessor does not transfer to the lessee substantially all the risks and rewards of ownership of assets is classified as an operating lease. The leases entered into by the SMBC Group as a lessee are primarily operating leases. Operating lease payments, net of lease incentives received from the lessor, are recognized in the consolidated income statement on a straight-line basis over the lease term.

A lease agreement in which the lessor transfers to the lessee substantially all the risks and rewards of ownership of assets, with or without ultimate legal title, is classified as a finance lease. For finance leases, the SMBC Group initially recognizes the leased asset at the lower of the fair value of the asset or the present value of the minimum lease payments. Subsequent to initial recognition, assets are accounted for in accordance with the accounting policy applicable to those assets. The corresponding liability to the lessor is recognized as a lease obligation within “Borrowings” in the consolidated statement of financial position. Interest expense is recognized over the term of the lease based on the interest rate implicit in the lease so as to give a constant rate of interest on the remaining balance of the liability.

As lessor

When the SMBC Group acts as a lessor in an operating lease, the assets for rent are included in “Property, plant and equipment” in the consolidated statement of financial position and are depreciated over their expected useful lives on a basis consistent with similar assets in property, plant and equipment. Income from operating leases (net of any incentives given to the lessee) is recognized on a straight-line basis over the lease term and included in “Other income” in the consolidated income statement. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased assets and recognized as an expense on a straight-line basis over the lease term.

When the SMBC Group is a lessor in a finance lease, the leased assets are derecognized and the present value of the future lease payments is recognized as a lease receivable within “Loans and advances” in the consolidated statement of financial position. The difference between the gross receivables, i.e., undiscounted future cash flows, and the present value of the receivables is recognized as unearned finance income. Finance income is recognized over the lease term based on a pattern reflecting a constant periodic rate of return on the net investment in the finance lease.

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

Provisions

A provision is recognized if, as a result of a past event, the SMBC Group has a present legal or constructive obligation that can be estimated reliably and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

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

Subsequent to initial recognition, the SMBC Group’s liabilities under such guarantees are measured at the higher of the initial measurement, less amortization calculated to recognize in the consolidated income statement the fee income earned over the guarantee period, and the best estimate of the expenditure required to settle any financial obligation arising at the end of the reporting period. These estimates are determined based on experience of similar transactions and history of past losses, supplemented by the judgment of management.

Any increase in the liability relating to financial guarantee contracts is included in “Other expenses” in the consolidated income statement.

Employee Benefits

The SMBC Group operates various retirement benefit plans and other employee benefit plans.

Retirement benefits

The SMBC Group has defined benefit plans, such as defined benefit pension plans and lump-sum severance indemnity plans, and defined contribution plans.

Defined benefit plans

The liabilities and the assets recognized in the consolidated statement of financial position in respect of defined benefit plans are the present value of the defined benefit obligation less the fair value of plan assets.

The present value of the defined benefit obligation is calculated annually by qualified actuaries. In calculating the present value of the defined benefit obligations, the related current service cost, and past service cost, the SMBC Group attributes the retirement benefits to years of service under the benefit formula. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using market yields of AA credit-rated corporate bonds that have terms to maturity approximating those of the related obligations. In cases where there is no deep market in corporate bonds with a sufficiently long maturity to match the estimated maturity of the benefit payments, the SMBC Group uses current market rates of the appropriate term to discount shorter term payments and estimates the discount rates for longer maturities by extrapolating current market rates along the yield curve.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions in the year, and return on plan assets excluding interest income are recognized in other comprehensive income and are never reclassified to profit or loss.

Past service costs are recognized immediately in the consolidated income statement.

When the calculations above result in a benefit to the SMBC Group, the recognized asset is limited to the present value of any economic benefits available in the form of any refunds from the plan or reductions in future contributions to the plan. An economic benefit is available to the SMBC Group if it is realizable during the life of the plan or on settlement of the plan obligations.

Defined contribution plans

Contributions to defined contribution plans are recognized as an expense in the consolidated income statement when they are due.

Other long-term employee benefits

The SMBC Group’s net obligation with respect to long-term employee benefits other than retirement benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value and the fair value of any related assets is deducted. The discount rates are market yields of AA credit-rated corporate bonds that have terms to maturity approximating those of the related obligations. The calculation of obligations is performed using the projected unit credit method. Any actuarial gains or losses and past service costs are recognized in the consolidated income statement in the period in which they arise.

Short-term employee benefits

Short-term employee benefits, such as salaries, paid absences and other benefits are accounted for on an accrual basis over the period in which employees have provided services. Bonuses are recognized to the extent that the SMBC Group has a present obligation to its employees that can be measured reliably.

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

Debt and equity securities in issue

On initial recognition, financial instruments issued by the SMBC Group are classified in accordance with the substance of the contractual agreement as financial liabilities where the contractual arrangement results in the SMBC Group having an obligation to either deliver cash or another financial asset to the holder, or to satisfy the obligation other than by delivering a fixed number of equity shares in exchange for a fixed amount of cash or another financial asset. The instruments or their components are classified as equity where they do not meet the definition of a liability and show evidence of a residual interest in the entity’s assets after deducting all of its liabilities. Compound financial instruments that contain both liability and equity elements are accounted for separately with the equity component being assigned the residual amount after deducting from the entire value of the compound financial instrument the fair value of the liability component which has been determined separately.

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

Treasury stock

Where the Company or any other member of the SMBC Group companies purchase the Company’s common or preferred stock, the consideration paid is deducted from equity as treasury stock until they are cancelled or sold. No gain or loss is recognized on the purchase, sale, or cancellation of the Company’s own equity instruments and the consideration paid or received is recognized in equity.

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

The effective interest rate is the rate that discounts the estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the SMBC Group estimates cash flows, considering the contractual terms of the financial instrument but not including future credit losses. The calculation includes fees and points paid or received between parties to the contract that are an integral part of the effective interest rate of the financial instrument, transaction costs and other premiums or discounts.

Once a financial asset or a group of similar financial assets has been written down as a result of an impairment loss, interest income is thereafter recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. For financial assets measured at amortized cost, the interest rate is the original effective interest rate.

Fee and Commission Income

Fee and commission income includes fee and commission income arising from a diverse range of services that the SMBC Group provides to its customers. Fee and commission income can be divided into two categories: fee and commission income from providing transaction services, and fee and commission income earned from services that are provided over a certain period of time. Fee and commission income earned from providing transaction services is recognized when the service has been completed or the event has occurred. This fee and commission income includes fees on funds transfer and collection services, service charges from deposit accounts, fees and commissions on the securities business, underwriting fees, brokerage fees, and fee and commission income from other services. Fee and commission income earned from services over a period of time is recognized over that service period. This fee and commission income includes fees on credit-related businesses, investment fund businesses, and fee and commission income from other services. Loan commitment fees, together with the related direct cost, for loans that are likely to be drawn down are deferred and recognized as an adjustment to the effective interest rate on the loan. Loan commitment fees are recognized over the term of the commitment period when it is unlikely that a loan will be drawn down.

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

Earnings Per Share

The SMBC Group presents basic and diluted earnings per share (“EPS”) data for its common stock. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the SMBC Group by the weighted average number of common stock outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common stock outstanding for the effects of all dilutive potential common stock including share options and other convertible instruments.

Recent Accounting Pronouncements

The SMBC Group is currently assessing the impact of the following standards, amendments to standards, and interpretations that are not yet effective and have not been early adopted:

Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28)

In September 2014, the IASB issued the narrow-scope amendments to IFRS 10 and IAS 28 “Investments in Associates and Joint Ventures” to address an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28, in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The effective date of applying the amendments was January 1, 2016 when they were originally issued, however, in December 2015, the IASB issued Effective Date of Amendments to IFRS 10 and IAS 28 to remove the effective date and indicated that a new effective date will be determined at a future date when it has finalized revisions, if any, that result from its research project on the equity accounting. The SMBC Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.

IFRS 15 “Revenue from Contracts with Customers”

In May 2014, the IASB published IFRS 15 “Revenue from Contracts with Customers” to establish principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contract with customers. IFRS 15 replaces IAS 18 “Revenue,” IAS 11 “Construction Contracts,” IFRIC 13 “Customer Loyalty Programmes” and other related interpretations. The core principle of IFRS 15 is to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration (that is, payment) to which the entity expects to be entitled in exchange for those goods or services. IFRS 15 also requires enhanced disclosures about revenue, provides guidance for transactions that were not previously addressed comprehensively and improves guidance for multiple-element arrangements. The SMBC Group expects the primary impacts of the standard to be the capitalization of the incremental costs of obtaining a contract and costs incurred in fulfilling a contract in the credit card business, and the classification if certain incentives related to point programmes are performance obligations. The SMBC Group initially applies the standard on April 1, 2018. The SMBC Group will apply the standard retrospectively by adjusting the consolidated statement of financial position at the date of initial application, without any requirements to restate previous periods. The SMBC Group’s opening shareholders’ equity is expected to increase by approximately ¥15 billion post-tax, due to the capitalization of contract costs.

IFRS 9 “Financial Instruments”

In July 2014, the IASB published IFRS 9 “Financial Instruments,” which is the comprehensive standard to replace IAS 39. The standard contains the following new requirements for classification and measurement of financial assets and liabilities, impairment of financial assets and hedge accounting.

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

The SMBC Group has conducted assessments of business model and SPPI requirements to identify classification and measurement of financial assets under the standard. At initial application, the SMBC Group anticipates, with limited exceptions, that:

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

Quantitative and qualitative assessments are used to determine whether there has been a significant increase in credit risk on financial instruments. These assessments include comparing the risk of a default occurring on the financial instrument at the reporting date and that at the date of initial recognition. Financial instruments with risk of a default increasing more than the quantitative threshold defined by the SMBC Group are deemed to have experienced a significant increase in credit risk. In addition, financial instruments assessed to have high credit risk from the credit risk management practices of the SMBC Group are transferred to Stage 2. Furthermore, a significant increase in credit risk is presumed if principal and/or interest payments are more than 30 days past due.

The standard requires that expected credit losses should be measured to reflect an unbiased and probability-weighted amount, the time value of money, and reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions. To meet these requirements, the SMBC Group has built ECL models by leveraging the probability of default (“PD”), loss given default (“LGD”) and exposure at default (“EAD”) used in the Basel III regulatory framework, for instance by adjusting certain conservative factors in those PDs and LGDs. For financial assets at Stage 2, the SMBC Group will use the lifetime PDs developed to measure lifetime ECL and consider forward-looking macro-economic information. On the other hand, the discounted cash flow method will be continued to be applied for the measurement of the ECL for individually significant impaired financial assets. The allowance for financial assets in IFRS 9 will increase compared to that in IAS 39, as a result of an increase in the overall level of allowance for non-impaired financial assets. This is primarily due to the requirements under IFRS 9 to measure an allowance equal to 12 months ECL for those financial assets at Stage 1 and lifetime ECL for those at Stage 2, whereas the allowance for those financial assets is calculated for incurred losses with a relatively short loss identification period not longer than 12 months under IAS 39.

Hedge Accounting

The standard introduces a new hedge accounting model, together with corresponding disclosures about risk management activity for those applying hedge accounting. The standard aligns hedge accounting more closely with risk management and adopts a more principle-based approach than that under IAS 39. The standard includes an accounting policy choice to defer the adoption of hedge accounting under the standard and to continue with IAS 39.

Transition impact

The SMBC Group initially applies the standard on April 1, 2018. The SMBC Group will apply the classification and measurement and impairment requirements retrospectively by adjusting the consolidated statement of financial position at the date of initial application, without any requirements to restate previous periods. As for hedge accounting, the SMBC Group started to apply hedge accounting to a part of the hedge transactions whose hedged items were net investments in foreign operations under IAS 39, and has decided to apply the accounting policy to continue with IAS 39 hedge accounting for those hedge transactions. As the amended IFRS 7 “Financial Instruments: Disclosures” will be effective at the time of application of the standard, the SMBC Group will revise the related disclosures for hedge accounting from then.

The SMBC Group’s opening shareholders’ equity is expected to decrease by approximately ¥150 billion post-tax, primarily due to the new requirements for impairment. This estimate is based on accounting policies, assumptions, judgments and estimation techniques that remain subject to change until the SMBC Group finalizes its financial statements for the fiscal year ending March 31, 2019. The adoption of IFRS 9 has no impact on the SMBC Group’s Common Equity Tier 1 capital, as it is calculated under Japanese GAAP.

Classification and Measurement of Share-based Payment Transactions (Amendments to IFRS 2)

In June 2016, the IASB issued narrow-scope amendments to IFRS 2 “Share-based Payment” to clarify how to account for certain types of share-based payment transactions. The amendments are effective for annual periods beginning on or after January 1, 2018 and are not expected to have a material impact on the SMBC Group’s consolidated financial statements.

Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts (Amendments to IFRS 4)

In September 2016, the IASB issued amendments to IFRS 4 “Insurance Contracts” to address concerns arising from implementing the new financial instruments standard, IFRS 9, before implementing the replacement standard that the IASB is developing for IFRS 4. These concerns include temporary volatility in reported results. The amendments introduce two approaches. One is an approach for entities that issue insurance contracts. This is applicable only when an entity first applies IFRS 9. The other is an approach for entities whose activities are predominantly connected with insurance. This is effective for annual periods beginning on or after January 1, 2018 and is not expected to have a material impact on the SMBC Group’s consolidated financial statements.

Annual Improvements to IFRSs 2014-2016 Cycle

In December 2016, the IASB issued Annual Improvements to IFRSs 2014-2016 Cycle, which is a collection of amendments to three IFRSs. These are minor amendments that clarify, correct or remove redundant wordings in the standards. These improvements include the amendments effective for annual periods beginning on or after January 1, 2018 and are not expected to have a material impact on the SMBC Group’s consolidated financial statements.

IFRIC Interpretation 22 “Foreign Currency Transactions and Advance Consideration”

In December 2016, the IASB issued IFRIC Interpretation 22 “Foreign Currency Transactions and Advance Consideration” to clarify the date of the transaction for the purpose of determining the exchange rate to use in transactions that involve advance consideration paid or received in a foreign currency in accordance with IAS 21 “The Effects of Changes in Foreign Exchange Rates.” The interpretation is effective for annual periods beginning on or after January 1, 2018 and is not expected to have a material impact on the SMBC Group’s consolidated financial statements.

Transfers of Investment Property (Amendments to IAS 40)

In December 2016, the IASB issued amendments to IAS 40 “Investment Property” to clarify the requirements on transfers to, or from, investment property when, and only when, there is a change in use. The amendments are effective for annual periods beginning on or after January 1, 2018 and are not expected to have a material impact on the SMBC Group’s consolidated financial statements.

IFRS 16 “Leases”

In January 2016, the IASB published IFRS 16 “Leases,” which sets out the principles for the recognition, measurement, presentation and disclosure of leases, replacing IAS 17 “Leases.” The standard introduces a single lessee accounting model and eliminates the classification of leases as either operating leases or finance leases, requiring a lessee to recognize assets and liabilities. A lessor continues to classify its leases as operating leases or finance leases, and to account for them differently. The standard is effective for annual periods beginning on or after January 1, 2019. The SMBC Group is currently evaluating the potential impact that the adoption of the standard will have on its consolidated financial statements.

IFRIC 23 “Uncertainty over Income Tax Treatments”

In June 2017, the IASB published IFRIC 23 “Uncertainty over Income Tax Treatments,” which clarifies how to apply the recognition and measurement requirements in IAS 12 “Income Taxes” when there is uncertainty over income tax treatments. IAS 12 specifies how to account for current and deferred tax, but not how to reflect the effects of uncertainty. This interpretation adds to the requirements in IAS 12 by specifying how to reflect the effects of uncertainty in accounting for income taxes. The interpretation is effective for annual periods beginning on or after January 1, 2019. The SMBC Group is currently evaluating the potential impact that the adoption of the interpretation will have on its consolidated financial statements.

Prepayment Features with Negative Compensation (Amendments to IFRS 9)

In October 2017, the IASB issued amendments to IFRS 9 to allow entities to measure particular prepayable financial assets with negative compensation at amortized cost or at fair value through other comprehensive income instead of at fair value through profit or loss, if a specified condition is met. The amendments are effective for annual periods beginning on or after January 1, 2019. The SMBC Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.

Long-term Interests in Associates and Joint Ventures (Amendments to IAS 28)

In October 2017, the IASB issued amendments to IAS 28 to clarify that entities account for long-term interests in an associate or joint venture, to which the equity method is not applied, using IFRS 9. The amendments are effective for annual periods beginning on or after January 1, 2019. The SMBC Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.

Annual Improvements to IFRSs 2015-2017 Cycle

In December 2017, the IASB issued Annual Improvements to IFRSs 2015-2017 Cycle, which is a collection of amendments to four IFRSs. These are amendments that either clarify the wording in the standard or correct relatively minor oversights or conflicts between existing requirements of the standards. These improvements include the amendments effective for annual periods beginning on or after January 1, 2019. The SMBC Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.

Plan Amendment, Curtailment or Settlement (Amendments to IAS 19)

In February 2018, the IASB issued amendments to IAS 19 “Employee Benefits” to clarify how to determine current service cost and net interest for the period after a change to a defined benefit plan. When a change to a plan such as an amendment, curtailment or settlement takes place, IAS 19 requires an entity to remeasure its net defined benefit liability or asset. The amendments require an entity to use the updated assumptions from this remeasurement to determine current service cost and net interest for the remainder of the reporting period after the change to the plan. The amendments are effective for annual periods beginning on or after January 1, 2019. The SMBC Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.

IFRS 17 “Insurance Contracts”

In May 2017, the IASB published IFRS 17 “Insurance Contracts,” which establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts, replacing IFRS 4. IFRS 4 provided entities dispensation to carry on accounting for insurance contracts using national accounting standards, resulting in a multitude of different approaches. IFRS 17 requires all insurance contracts to be accounted for in a consistent manner. Insurance obligations will be accounted for by using present values instead of historical cost. The standard is effective for annual periods beginning on or after January 1, 2021. The SMBC Group is currently evaluating the potential impact that the adoption of the standard will have on its consolidated financial statements.

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

Management estimates and judgments may change from time to time as the economic environment changes or new information becomes available. Changes in these estimates and judgments will result in a different allowance for loan losses and may have a direct impact on impairment charges. Impairment charges on loans and advances amounting to ¥126,623 million, ¥141,457 million and ¥118,750 million were recognized for the fiscal years ended March 31, 2018, 2017 and 2016, respectively. For additional information, refer to Note 10 “Loans and Advances” and Note 32 “Impairment Charges on Financial Assets.”

Fair Value of Financial Instruments

The fair values of financial instruments where no active market exists or where quoted prices are not otherwise available are determined by using valuation techniques. In these cases, inputs to valuation techniques are based on observable data with respect to similar financial instruments or by using models. Where observable inputs are not available, the fair value is estimated based on appropriate assumptions that a market participant would take into account. Where valuation techniques (for example, models) are used to determine fair values, they are validated and periodically reviewed. The SMBC Group certifies significant valuation models before they are used, and calibrates them to ensure that outputs reflect actual data and comparative market prices. To the extent practical, models use only observable data; however, inputs such as credit risk (both own and counterparty), volatilities and correlations require management to make estimates. Changes in assumptions about these factors could affect the fair values of these financial instruments. More details about the SMBC Group’s valuation techniques, significant unobservable inputs used in determining fair values and sensitivity analyses are given in Note 43 “Fair Value of Financial Assets and Liabilities.”

Impairment of Available-for-sale Financial Assets

Available-for-sale financial assets are impaired if there is objective evidence of impairment as a result of loss events. The SMBC Group exercises judgment in determining whether there is objective evidence of occurrence of loss events, which result in a decrease in estimated future cash flows of the financial assets. The estimation of future cash flows also requires judgment. In the assessment of impairment of available-for-sale equity instruments, the SMBC Group also considers whether there has been a significant or prolonged decline in fair value below their cost. The determination of what is a significant or prolonged decline requires management judgment.

Impairment may occur when there is objective evidence of deterioration in the financial conditions of the investee, industry and sector performance, or changes in operating and financing cash flows. The determination of impairment in this respect also includes significant management judgment.

Management estimates and judgments may change from time to time based upon future events that may or may not occur and changes in these estimates and judgments could adversely affect the carrying amounts of available-for-sale financial assets. Impairment charges on available-for-sale financial assets totaled ¥10,185 million, ¥71,510 million and ¥29,606 million for the fiscal years ended March 31, 2018, 2017 and 2016, respectively. For additional information, refer to Note 9 “Investment Securities” and Note 32 “Impairment Charges on Financial Assets.”

Impairment of Goodwill

Goodwill is tested for impairment on an annual basis or more frequently if events or changes in circumstances indicate that it may not be recoverable. If any such indication exists, then its recoverable amount is estimated. The process to determine the recoverable amount is inherently uncertain because such recoverable amount is determined based on a number of management estimates and judgments. The SMBC Group determines the recoverable amount using the estimated future cash flows, pre-tax discount rates, growth rates, and other factors. The estimation of future cash flows inherently reflects management judgments, even though such forecasts are prepared taking into account actual performance and external economic data. The pre-tax discount rates and growth rates may be significantly affected by market interest rates or other market conditions, which are beyond management’s control, and therefore significant management judgments are made to determine these assumptions. These management judgments are made based on the facts and circumstances at the time of the impairment test, and may vary depending on the situation and the time. Changes in management judgments may result in different impairment test results and different impairment amounts recognized. For the fiscal years ended March 31, 2018, 2017 and 2016, impairment losses on goodwill were ¥28,607 million, ¥74,616 million and ¥1,124 million, respectively. For additional information, refer to Note 14 “Intangible Assets.”

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

Management estimates and judgments may change from time to time as the legal environment and market conditions change or new information becomes available. Changes in these estimates and judgments could affect the balance of provision for interest repayment. Provision for interest repayment is recorded in provisions as a liability, and it totaled ¥145,179 million and ¥157,333 million at March 31, 2018 and 2017, respectively. For additional information, refer to Note 20 “Provisions.”

Retirement Benefits

The SMBC Group has defined benefit plans such as defined benefit pension plans and lump-sum severance indemnity plans. The present value of the defined benefit obligation is calculated based on actuarial valuations that are dependent upon a number of assumptions, including discount rates, mortality rates and future salary (benefit) increases. The discount rates are equivalent to market yields of AA credit-rated corporate bonds that have terms to maturity approximating those of the related obligations. Future mortality rates are based on the official mortality table generally used for actuarial assumptions in Japan. Other assumptions used for the calculation of the defined benefit obligation are based on historical records. Due to the long-term nature of these plans, such estimates are subject to significant uncertainty. Any change in these assumptions will impact actuarial gains and losses, as well as the present value of the defined benefit obligations and the net retirement benefit expense for each period. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions in the year, and return on plan assets excluding interest income are recognized in other comprehensive income and are never reclassified to profit or loss.

The difference between the fair value of the plan assets and the present value of the defined benefit obligation at the end of the reporting period is recognized as assets and liabilities in the consolidated statement of financial position. When this calculation for each plan results in a benefit to the SMBC Group, the recognized asset is limited to the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan. An economic benefit is available to the SMBC Group, if it is realizable during the life of the plan or on settlement of the plan obligation. The net total of assets and liabilities in the consolidated statement of financial position amounted to net assets of ¥279,567 million and ¥192,772 million at March 31, 2018 and 2017, respectively. For additional information, refer to Note 23 “Retirement Benefits.”

Deferred Tax Assets

Deferred tax assets relating to tax losses carried forward and deductible temporary differences are recognized, only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the deductible temporary differences can be utilized. This assessment requires significant management estimates and judgments. Future taxable profit is estimated based on, among other relevant factors, forecasted results of operations, which are based on historical financial performance and the business plans that management believes to be prudent and feasible. While the SMBC Group carefully assesses the realization of tax losses carried forward and deductible temporary differences, the actual taxable profit in the future may be less than the forecast. The deferred tax assets amounted to ¥19,436 million and ¥81,961 million in the consolidated statement of financial position at March 31, 2018 and 2017, respectively, while the net total of deferred tax assets and liabilities amounted to net liabilities of ¥378,305 million and ¥238,240 million at March 31, 2018 and 2017, respectively. For additional information, refer to Note 22 “Deferred Income Tax.”

4	SEGMENT ANALYSIS

Business Segments

The SMBC Group’s business segment information is prepared based on the internal reporting system utilized by management to assess the performance of its business segments.

The SMBC Group has four main business segments: the Wholesale Business Unit, the Retail Business Unit, the International Business Unit and the Global Markets Business Unit, with the remaining operations recorded in Head office account and others. The SMBC Group changed its business segment information for the fiscal year ended March 31, 2018 in connection with the introduction of Group-wide business units, which determine strategies for each customer segment across the SMBC Group companies. The business segment was previously reported as Commercial Banking, Leasing, Securities and Consumer Finance, with the remaining operations recorded in Others. Comparative information has been restated.

Wholesale Business Unit

The Wholesale Business Unit provides financing, investment management, risk hedging, and settlement services as well as financial solutions that respond to wide-ranging client needs in relation to M&A and other advisory services and leasing, primarily for large-and mid-sized corporate clients in Japan. This business unit mainly consists of the wholesale businesses of SMBC, SMBC Nikko Securities Inc. (“SMBC Nikko Securities”), SMBC Trust Bank Ltd. (“SMBC Trust Bank”) and Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”).

Retail Business Unit

The Retail Business Unit provides financial services to both consumers residing in Japan and domestic small-sized companies, and mainly consists of the retail business of SMBC, SMBC Nikko Securities and SMBC Trust Bank together with three consumer finance companies, Sumitomo Mitsui Card Company, Limited, Cedyna Financial Corporation and SMBC Consumer Finance Co., Ltd. This business unit offers a wide range of products and services for consumers, including wealth management, settlement services, consumer finance and housing loans, in order to address the financial needs of all individual customers. For small-sized companies, this business unit provides a wide array of financial products and services to comprehensively address business owners’ needs as both corporate managers and individuals such as business and asset succession.

International Business Unit

The International Business Unit supports the global businesses of a diverse range of clients, such as Japanese companies operating overseas, non-Japanese companies, financial institutions, and government agencies and public corporations of various countries. This business unit provides a variety of tailored products and services to meet customer and market requirements, including loans, deposits, clearing services, trade finance, project finance, loan syndication, derivatives and global cash management services. This business unit mainly consists of the international businesses of SMBC, SMBC Nikko Securities, SMBC Trust Bank, SMFL and their foreign subsidiaries.

Global Markets Business Unit

The Global Markets Business Unit offers solutions through foreign exchange products, derivatives, bonds, stocks, and other marketable financial products and also undertakes asset liability management operations, which help comprehensively control balance sheet liquidity risks and interest rate risks. This business unit consists of the Treasury Unit of SMBC and the Product Unit of SMBC Nikko Securities.

Head office account and others

The Head office account and others represent the difference between the aggregate of the Wholesale Business Unit, the Retail Business Unit, the International Business Unit and the Global Markets Business Unit, and the SMBC Group as a whole. It mainly consists of administrative expenses related to headquarters operations and other subsidiaries and equity-method associates, including The Japan Research Institute, Limited and Sumitomo Mitsui Asset Management Company, Limited. It also includes internal transactions between the SMBC Group companies, which are eliminated in the consolidated financial statements.

Measurement of Segment Profit or Loss

The business segment information is prepared under the management approach. Consolidated net business profit is used as a profit indicator of banks in Japan. Consolidated net business profit of each segment is calculated by deducting general and administrative expenses (i.e., the total of personnel expense, non-personnel expense and tax), and by adding or deducting others (i.e., share of profit or loss of equity-method associates, cooperated profit and loss based on internal managerial accounting) to or from consolidated gross profits (i.e., the total of net interest income, trust fees, net fee and commission income, net trading income and net other operating income). While the SMBC Group’s disclosure complies with the requirements on segment information in accordance with IFRS, the figures reported to management and disclosed herein are prepared under accounting principles generally accepted in Japan (“Japanese GAAP”). Consequently, the business segment information does not agree with the figures in the consolidated financial statements under IFRS. These differences are addressed in the “Reconciliation of Segmental Results of Operations to Consolidated Income Statement.”

Information regarding the total assets of each segment is not used by management in deciding how to allocate resources and assess performance. Accordingly, total assets are not included in the business segment information.

Segmental Results of Operations

For the fiscal year ended March 31, 2018:

	Wholesale Business Unit	Retail Business Unit	International Business Unit	Global Markets Business Unit	Head office account and others	Total
	(In billions)
Consolidated gross profit(1)	¥772.9	¥1,311.7	¥632.0	¥356.2	¥(91.7)	¥2,981.1
General and administrative expenses	(347.9)	(1,027.7)	(280.7)	(53.9)	(106.0)	(1,816.2)
Others(2)	53.7	15.6	46.9	17.5	(94.8)	38.9

Consolidated net business profit	¥478.7	¥299.6	¥398.2	¥319.8	¥(292.5)	¥1,203.8

For the fiscal year ended March 31, 2017:

	Wholesale Business Unit	Retail Business Unit	International Business Unit	Global Markets Business Unit	Head office account and others	Total
	(In billions)
Consolidated gross profit(1)	¥776.4	¥1,313.9	¥566.1	¥346.8	¥(82.5)	¥2,920.7
General and administrative expenses	(344.8)	(1,041.1)	(241.2)	(50.2)	(135.1)	(1,812.4)
Others(2)	45.6	12.1	38.5	8.2	(79.8)	24.6

Consolidated net business profit	¥477.2	¥284.9	¥363.4	¥304.8	¥(297.4)	¥1,132.9

For the fiscal year ended March 31, 2016:

	Wholesale Business Unit	Retail Business Unit	International Business Unit	Global Markets Business Unit	Head office account and others	Total
	(In billions)
Consolidated gross profit(1)	¥749.2	¥1,272.7	¥588.8	¥354.1	¥(60.8)	¥2,904.0
General and administrative expenses	(325.3)	(1,000.6)	(236.5)	(49.2)	(113.2)	(1,724.8)
Others(2)	48.0	10.0	(23.9)	8.8	(79.2)	(36.3)

Consolidated net business profit	¥471.9	¥282.1	¥328.4	¥313.7	¥(253.2)	¥1,142.9

(1)	Consolidated gross profit = (Interest income – Interest expenses) + Trust fees + (Fee and commission income – Fee and commission expenses) + (Trading income – Trading losses) + (Other operating income – Other operating expenses).
(2)	“Others” includes share of profit or loss of equity-method associates and cooperated profit and loss, that is, profit and loss double-accounted for in the managerial accounting.

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

	For the fiscal year ended March 31,
	2018	2017	2016
	(In billions)
Consolidated net business profit	¥1,203.8	¥1,132.9	¥1,142.9
Differences between management reporting and Japanese GAAP:
Total credit costs	(94.2)	(164.4)	(102.8)
Gains on equity instruments	118.9	55.0	69.0
Extraordinary gains or losses and others	(119.6)	(44.2)	(128.9)

Profit before tax under Japanese GAAP	1,108.9	979.3	980.2

Differences between IFRS and Japanese GAAP:
Scope of consolidation	(1.6)	(12.0)	(3.1)
Derivative financial instruments	(20.7)	(110.9)	173.1
Investment securities	68.8	(8.8)	56.6
Loans and advances	(33.5)	(0.7)	(35.2)
Investments in associates and joint ventures	(1.6)	(15.9)	53.4
Property, plant and equipment	1.0	1.3	1.3
Lease accounting	(0.5)	(3.7)	(1.5)
Defined benefit plans	(13.2)	22.9	6.6
Foreign currency translation	12.7	3.6	61.7
Classification of equity and liability	14.1	8.4	5.4
Others	(15.4)	16.9	27.2

Profit before tax under IFRS	¥1,119.0	¥880.4	¥1,325.7

Information about Geographical Areas

The following table shows the total operating income in accordance with IFRS by the main geographical areas. The SMBC Group’s services are provided to domestic and foreign clients on a worldwide basis. These include transactions where SMBC’s branches in Japan may deal with customers located in foreign countries and where SMBC’s overseas branches may provide services to Japanese companies.

To identify income attributed to each geographical area for the purposes of this disclosure, they are aggregated based on the geographical location of the booking entity, with the assumption that transactions booked in booking entities are deemed to have occurred in their respective geographical areas.

	For the fiscal year ended March 31,
	2018	2017	2016
	(In millions)
Domestic(1):
Japan	¥2,670,858	¥2,356,627	¥2,840,058

Total domestic	2,670,858	2,356,627	2,840,058

Foreign(1)(2):
Americas	350,118	313,742	196,399
Europe and Middle East	484,807	401,320	352,232
Asia and Oceania	306,564	276,206	299,537

Total foreign	1,141,489	991,268	848,168

Total operating income(3)	¥3,812,347	¥3,347,895	¥3,688,226

(1)	The geographical segmentation is determined based on the degrees of the following factors: geographic proximity, similarity of economic activities and relationship of business activities among regions.
(2)	Americas includes the United States, Brazil, Canada and others; Europe and Middle East include the United Kingdom, Germany, France and others; Asia and Oceania include China, Singapore, Australia and others except Japan.
(3)	Total operating income comprises net interest income, net fee and commission income, net trading income, net income (loss) from financial assets at fair value through profit or loss, net investment income and other income.

5	CASH AND DEPOSITS WITH BANKS

Cash and deposits with banks at March 31, 2018 and 2017 consisted of the following:

	At March 31,
	2018	2017
	(In millions)
Cash	¥703,138	¥1,123,128
Deposits with banks	53,992,931	46,207,027

Total cash and deposits with banks	¥54,696,069	¥47,330,155

The reconciliation of cash and cash equivalents used for the purposes of the consolidated statement of cash flows at March 31, 2018, 2017 and 2016 is shown as follows:

	At March 31,
	2018	2017	2016
	(In millions)
Cash and deposits with banks	¥54,696,069	¥47,330,155	¥43,144,654
Less: term deposits with original maturities over three months	(627,837)	(606,795)	(597,960)
Less: cash segregated as deposits and others	(667,099)	(478,541)	(419,728)
Add: cash and cash equivalents included in assets held for sale	15,323	—	—

Cash and cash equivalents	¥53,416,456	¥46,244,819	¥42,126,966

Private depository institutions in Japan are required to maintain certain minimum reserve funds with the Bank of Japan, based on average deposit balances and certain other factors. There are similar reserve deposit requirements for the SMBC Group’s foreign offices engaged in banking businesses in foreign countries. At March 31, 2018, 2017 and 2016, the reserve funds required to be maintained by the SMBC Group, which were included in cash and cash equivalents, amounted to ¥1,689,340 million, ¥1,644,684 million and ¥1,436,232 million, respectively.

6	TRADING ASSETS

Trading assets at March 31, 2018 and 2017 consisted of the following:

	At March 31,
	2018	2017
	(In millions)
Debt instruments	¥2,841,148	¥3,339,928
Equity instruments	327,975	436,743

Total trading assets	¥3,169,123	¥3,776,671

Trading debt instruments mainly consist of Japanese government bonds. Trading equity instruments mainly consist of publicly traded Japanese stocks.

7	DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments include futures, forwards, swaps, options and other types of derivative contracts, which are transactions listed on exchanges or over-the-counter (“OTC”) transactions. In the normal course of business, the SMBC Group enters into a variety of derivatives for trading and risk management purposes. The SMBC Group uses derivatives for trading activities, which include facilitating customer transactions, market-making and arbitrage activities. The SMBC Group also uses derivatives to reduce its exposures to market and credit risks as part of its asset and liability management.

Derivatives are financial instruments that derive their value from the price of underlying items such as interest rates, foreign exchange rates, equities, bonds, commodities, credit spreads and other indices. The SMBC Group’s derivative financial instruments mainly consist of interest rate derivatives and currency derivatives. Interest rate derivatives include interest rate swaps, interest rate futures and interest rate swaptions. Currency derivatives include foreign exchange forward transactions, currency swaps and currency options.

The tables below represent the derivative financial instruments by type and purpose of derivatives at March 31, 2018 and 2017.

	At March 31, 2018
	Trading			Risk Management(1)
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities
	(In millions)
Interest rate derivatives	¥676,464,541	¥1,771,745	¥1,639,850	¥69,550,646	¥300,376	¥333,182
Futures	78,295,049	28,689	28,871	18,269,263	5,534	1,167
Listed Options	66,989,307	4,538	722	—	—	—
Forwards	25,030,851	274	994	—	—	—
Swaps	429,498,805	1,651,945	1,500,361	51,131,039	294,842	329,446
OTC Options	76,650,529	86,299	108,902	150,344	—	2,569
Currency derivatives	120,282,459	1,439,993	1,293,900	7,986,176	283,248	112,322
Futures	689	—	19	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	74,380,475	759,993	708,645	1,866,249	49,440	24,929
Swaps	39,668,889	577,350	490,014	6,119,927	233,808	87,393
OTC Options	6,232,406	102,650	95,222	—	—	—
Equity derivatives	3,354,789	71,344	105,194	2,219	—	155
Futures	829,262	5,946	9,747	—	—	—
Listed Options	1,779,546	42,209	68,341	—	—	—
Forwards	7,564	745	208	—	—	—
Swaps	77,015	186	8,171	2,219	—	155
OTC Options	661,402	22,258	18,727	—	—	—
Commodity derivatives	161,539	6,516	4,948	—	—	—
Futures	20,902	402	464	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	—	—	—	—	—	—
Swaps	128,467	6,052	3,974	—	—	—
OTC Options	12,170	62	510	—	—	—
Credit derivatives	1,320,297	12,049	8,465	—	—	—

Total derivative financial instruments	¥801,583,625	¥3,301,647	¥3,052,357	¥77,539,041	¥583,624	¥445,659

	At March 31, 2017
	Trading			Risk Management(1)
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities
	(In millions)
Interest rate derivatives	¥591,977,855	¥1,864,348	¥1,738,961	¥60,318,601	¥450,889	¥466,643
Futures	78,549,213	20,278	16,579	5,853,880	221	865
Listed Options	35,011,822	6,622	459	—	—	—
Forwards	22,776,789	152	1,986	—	—	—
Swaps	393,798,232	1,723,403	1,584,833	54,335,702	450,665	464,152
OTC Options	61,841,799	113,893	135,104	129,019	3	1,626
Currency derivatives	117,119,766	1,444,103	1,321,157	6,360,374	222,224	266,887
Futures	2,261	—	19	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	74,918,488	778,100	833,024	5,364	106	—
Swaps	36,026,356	561,985	378,036	6,355,010	222,118	266,887
OTC Options	6,172,661	104,018	110,078	—	—	—
Equity derivatives	2,744,981	60,395	77,197	—	—	—
Futures	1,075,040	13,743	3,154	—	—	—
Listed Options	1,012,228	21,657	41,439	—	—	—
Forwards	15,677	410	253	—	—	—
Swaps	106,228	307	8,922	—	—	—
OTC Options	535,808	24,278	23,429	—	—	—
Commodity derivatives	172,973	11,679	10,491	—	—	—
Futures	28,568	489	513	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	—	—	—	—	—	—
Swaps	116,525	11,037	9,230	—	—	—
OTC Options	27,880	153	748	—	—	—
Credit derivatives	1,400,080	10,344	8,358	—	—	—

Total derivative financial instruments	¥713,415,655	¥3,390,869	¥3,156,164	¥66,678,975	¥673,113	¥733,530

(1)	Derivative financial instruments categorized as “Risk Management” are used for economic hedging, such as managing the exposure to changes in fair value of the loan portfolio, and are identified as hedging instruments under Japanese GAAP. Under IFRS, the SMBC Group started to apply hedge accounting only for net investments in foreign operations as described below from April 1, 2017, and derivative financial instruments designated as hedging instruments are also categorized as “Risk Management.”

Hedge accounting

On April 1, 2017, the SMBC Group started to apply hedge accounting in order to reflect the effect of risk management activities on its consolidated financial statements to mitigate the foreign currency risk on exchange differences arising from the translation of net investments in foreign operations. The SMBC Group uses currency derivatives and foreign currency denominated financial liabilities as hedging instruments.

The effective portion of the gain or loss on the hedging instruments is recognized in other comprehensive income, whereas the ineffective portion of the gain or loss on the hedging instruments is recognized in net trading income in the consolidated income statement. The cumulative gain or loss recognized in other comprehensive income is recognized in the profit or loss on the disposal or partial disposal of the foreign operation.

At March 31, 2018, the fair values of derivative instruments designated as hedging instruments of net investments in foreign operations were assets of ¥49,440 million and liabilities of ¥24,929 million with notional amounts of ¥1,866,249 million. In addition, the carrying amount of foreign currency denominated financial liabilities designated as hedging instruments was ¥208,294 million. There was no hedge ineffectiveness recognized in “Net trading income” for the fiscal year ended March 31, 2018.

Credit derivatives

The SMBC Group enters into credit derivatives to manage the risk of its commercial banking credit portfolio containing loans by hedging, as well as diversifying the credit exposure in the portfolio, and to undertake credit loss protection transactions based on the needs from customers as financial intermediation. The tables below provide the notional amounts and the fair value of credit derivatives by purpose of transactions at March 31, 2018 and 2017.

	At March 31, 2018
	Protection purchased			Protection sold
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities
	(In millions)
Managing the SMBC Group’s credit risk portfolio	¥442,991	¥220	¥5,950	¥684,080	¥10,615	¥751
Facilitating client transactions	106,352	87	1,732	86,874	1,127	32

Total	¥549,343	¥307	¥7,682	¥770,954	¥11,742	¥783

	At March 31, 2017
	Protection purchased			Protection sold
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities
	(In millions)
Managing the SMBC Group’s credit risk portfolio	¥471,994	¥238	¥5,141	¥633,094	¥7,796	¥556
Facilitating client transactions	139,402	77	2,327	155,590	2,233	334

Total	¥611,396	¥315	¥7,468	¥788,684	¥10,029	¥890

The following table summarizes the notional amounts of the SMBC Group’s credit derivative portfolio by type of counterparty at March 31, 2018 and 2017.

	At March 31, 2018		At March 31, 2017
	Protection purchased	Protection sold	Protection purchased	Protection sold
	(In millions)
Banks and broker-dealers	¥537,843	¥770,954	¥599,896	¥788,684
Insurance and other financial guaranty firms	11,500	—	11,500	—

Total	¥549,343	¥770,954	¥611,396	¥788,684

8	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

Financial assets at fair value through profit or loss at March 31, 2018 and 2017 consisted of the following:

	At March 31,
	2018	2017
	(In millions)
Debt instruments	¥1,528,921	¥1,582,957
Equity instruments	18,751	16,136

Total financial assets at fair value through profit or loss	¥1,547,672	¥1,599,093

The SMBC Group classifies the entire hybrid instrument as financial assets at fair value through profit or loss when the SMBC Group is required to separate an embedded derivative from its host contract, but is unable to measure the embedded derivative separately either at acquisition or at the end of a subsequent reporting period.

The SMBC Group also classifies certain financial assets held by a venture capital investment subsidiary as financial assets at fair value through profit or loss. These financial assets are managed and their performance is evaluated on a fair value basis in accordance with a documented risk management or investment strategy.

9	INVESTMENT SECURITIES

Investment securities at March 31, 2018 and 2017 consisted of the following:

	At March 31,
	2018	2017
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥372,459	¥1,160,751
Japanese municipal bonds	—	7,463
Japanese corporate bonds	—	5,205

Total domestic	372,459	1,173,419

Total held-to-maturity investments	¥372,459	¥1,173,419

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥7,685,303	¥5,722,674
Japanese municipal bonds	47,032	82,780
Japanese corporate bonds	296,601	363,550

Total domestic debt instruments	8,028,936	6,169,004
Equity instruments	5,161,734	5,117,629

Total domestic	13,190,670	11,286,633

Foreign:
U.S. Treasury and other U.S. government agency bonds	3,246,646	3,468,263
Bonds issued by other governments and official institutions	2,187,450	1,669,853
Mortgage-backed securities	488,183	633,629
Other debt instruments	331,491	183,021

Total foreign debt instruments	6,253,770	5,954,766
Equity instruments	678,176	659,119

Total foreign	6,931,946	6,613,885

Total available-for-sale financial assets	¥20,122,616	¥17,900,518

Total investment securities	¥20,495,075	¥19,073,937

10	LOANS AND ADVANCES

The following table presents loans and advances at March 31, 2018 and 2017 by industry classification.

	At March 31,
	2018	2017
	(In millions)
Domestic:
Manufacturing	¥7,961,620	¥9,578,147
Agriculture, forestry, fisheries and mining	145,957	174,021
Construction	947,765	1,151,989
Transportation, communications and public enterprises	5,424,054	5,365,225
Wholesale and retail	5,288,767	5,721,005
Finance and insurance	2,777,862	2,844,546
Real estate and goods rental and leasing	9,017,664	10,101,846
Services	4,255,228	4,885,247
Municipalities	1,000,286	1,216,211
Lease financing	14,629	2,706,641
Consumer(1)	16,363,489	19,096,755
Others	4,633,306	5,178,461

Total domestic	57,830,627	68,020,094

Foreign:
Public sector	372,008	299,746
Financial institutions	4,496,646	4,588,001
Commerce and industry	21,023,885	21,041,905
Lease financing	357,660	404,658
Others	1,779,101	1,836,322

Total foreign	28,029,300	28,170,632

Gross loans and advances	85,859,927	96,190,726
Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net	(239,181)	(236,425)
Less: Allowance for loan losses	(491,676)	(680,456)

Net loans and advances	¥85,129,070	¥95,273,845

(1)	The balance in Consumer mainly consists of housing loans. The housing loan balances amounted to ¥11,482,678 million and ¥13,766,771 million at March 31, 2018 and 2017, respectively.

Reconciliation of allowance for loan losses is as follows:

	For the fiscal year ended March 31,
	2018	2017	2016
	(In millions)
Allowance for loan losses at beginning of period	¥680,456	¥722,717	¥793,552
Provision for loan losses	126,623	141,457	118,750
Charge-offs:
Domestic	161,526	157,373	173,431
Foreign	23,534	33,135	20,218

Total	185,060	190,508	193,649

Recoveries:
Domestic	9,658	9,852	9,477
Foreign	574	445	871

Total	10,232	10,297	10,348

Net charge-offs	174,828	180,211	183,301
Others(1)	(140,575)	(3,507)	(6,284)

Allowance for loan losses at end of period	¥491,676	¥680,456	¥722,717

Allowance for loan losses applicable to foreign activities:
Balance at beginning of period	¥128,347	¥134,664	¥100,783

Balance at end of period	¥114,306	¥128,347	¥134,664

Provision for loan losses	¥19,872	¥29,699	¥60,002

(1)	Others mainly include the exclusion of the allowance for loans and advances made by Kansai Urban Banking Corporation (“KUBC”) and THE MINATO BANK, LTD. (“The Minato Bank”), both of which had been the Company’s subsidiaries but became its equity-method associates, and the exclusion of the allowance for loans and advances made by SMFL which were reclassified as assets held for sale during the fiscal year ended March 31, 2018. The amount for the fiscal years ended March 31, 2017 and 2016 mainly includes foreign exchange transactions.

11	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The following table presents the SMBC Group’s principal associates and joint venture at March 31, 2018. Investments in associates and joint ventures of the SMBC Group are accounted for using the equity method unless they are held for sale.

Company Name	Country of Incorporation	Proportion of Ownership Interest(1)	Proportion of Voting Rights(1)		Main Business
		(%)	(%)
Principal Associates
THE MINATO BANK, LTD.	Japan	3.9	34.1	(2)	Commercial banking
Kansai Urban Banking Corporation	Japan	47.9	48.1		Commercial banking
The Japan Net Bank, Limited	Japan	41.1	41.1		Internet banking
PT Bank Tabungan Pensiunan Nasional Tbk	Indonesia	40.6	40.6		Commercial banking
The Bank of East Asia, Limited	China	19.4	19.4		Commercial banking
ACLEDA Bank Plc.	Cambodia	18.2	18.2		Commercial banking
Vietnam Export Import Commercial Joint Stock Bank	Vietnam	15.0	15.0		Commercial banking
Sumitomo Mitsui Auto Service Company, Limited	Japan	33.9	33.9		Leasing
NEC Capital Solutions Limited	Japan	25.0	25.0		Leasing
POCKET CARD CO., LTD.	Japan	20.0	20.0		Credit card
JSOL Corporation	Japan	50.0	50.0		System development and data processing
Sakura Information Systems Co., Ltd.	Japan	49.0	49.0		System engineering and data processing
Daiwa SB Investments Ltd.	Japan	43.9	43.9		Investment advisory and investment trust management
China Post & Capital Fund Management Co., Ltd.	China	23.6	23.6		Investment advisory and investment trust management
Principal Joint Venture
Daiwa Securities SMBC Principal Investments Co., Ltd.	Japan	40.0	40.0		Investments, fund management

(1)	Percentages of proportion of ownership interest and proportion of voting rights have been truncated.
(2)	The SMBC Group has a 3.9% direct holding in THE MINATO BANK, LTD., and can exercise a further 30.2% of the voting rights held by SMBC’s retirement benefit trust under contractual agreements between SMBC and the retirement benefit trust.

The SMBC Group accounts for certain investees, including The Bank of East Asia, Limited, ACLEDA Bank Plc. and Vietnam Export Import Commercial Joint Stock Bank, as associates regardless of its below 20% holdings of the voting rights to these investees, since the SMBC Group has the ability to exercise significant influence over these investees through participation in the policy making process at the meeting of the board of directors, the provision of essential technical information, or other relevant agreements or relationships.

On the other hand, the SMBC Group accounts for certain investees as available-for-sale financial assets regardless of its 20% or more holdings of the voting rights to these investees because the SMBC Group has contracts or arrangements with other investors by which the SMBC Group loses the power to exert significant influence over such investees.

THE MINATO BANK, LTD. and Kansai Urban Banking Corporation ceased to be consolidated subsidiaries of the SMBC Group and became its associates during the fiscal year ended March 31, 2018. The SMBC group received a cash consideration of ¥88,389 million for losing control of these companies. The total amount of cash and cash equivalents in these companies was ¥940,568 million. Total amounts of assets and liabilities other than cash or cash equivalents in these companies were ¥7,314,397 million and ¥7,883,267 million, respectively. As a result of remeasuring the interests retained in these companies at fair value, the SMBC Group recognized losses of ¥22,037 million, which are included in “Other expenses” in the consolidated income statement. On the other hand, the SMBC Group recognized profit of ¥19,392 million through above-mentioned transition, which are included in “Other income” in the consolidated income statement.

The SMBC Group has interests in a number of associates and joint ventures, none of which are regarded as individually material. The following table summarizes, in aggregate, the financial information of all individually immaterial associates and joint ventures that are accounted for using the equity method:

	At and for the fiscal year ended March 31,
	2018	2017
	(In millions)
Carrying amount of investments in associates and joint ventures	¥730,414	¥675,704
Share of:
Profit from continuing operations	49,323	29,318
Other comprehensive income (loss)	7,885	(21,602)
Total comprehensive income	57,208	7,716

There are no significant restrictions on the ability of associates or joint ventures to transfer funds to the SMBC Group in the form of cash dividends, repayment of loans and advances.

12	PROPERTY, PLANT AND EQUIPMENT

The table below shows the changes in property, plant and equipment for the fiscal years ended March 31, 2018 and 2017.

	Assets for rent	Land	Buildings	Leased assets	Others	Total
	(In millions)
Cost	¥1,833,990	¥518,564	¥760,244	¥16,741	¥431,178	¥3,560,717
Accumulated depreciation and impairment losses	(288,630)	(5,745)	(384,565)	(9,183)	(281,643)	(969,766)

Net carrying amount at April 1, 2016	1,545,360	512,819	375,679	7,558	149,535	2,590,951

Additions	320,921	1,268	15,117	1,704	41,292	380,302
Acquisition of subsidiaries and businesses	52,636	20	604	4	547	53,811
Disposals	(152,172)	(3,058)	(1,089)	(74)	(1,771)	(158,164)
Depreciation	(88,198)	—	(24,507)	(2,102)	(29,749)	(144,556)
Impairment losses	—	(453)	(5,618)	—	(325)	(6,396)
Exchange differences	(9,670)	—	(192)	—	(425)	(10,287)
Others	(9,961)	3,896	10,813	97	(24,451)	(19,606)

Net carrying amount	1,658,916	514,492	370,807	7,187	134,653	2,686,055

Cost	2,086,804	520,078	774,233	17,837	425,728	3,824,680
Accumulated depreciation and impairment losses	(427,888)	(5,586)	(403,426)	(10,650)	(291,075)	(1,138,625)

Net carrying amount at March 31, 2017	1,658,916	514,492	370,807	7,187	134,653	2,686,055

Additions	415,397	44	30,144	1,775	54,951	502,311
Acquisition of subsidiaries and businesses	304,233	—	—	—	24	304,257
Disposals(1)	(1,640,222)	(52,327)	(33,796)	(660)	(10,064)	(1,737,069)
Depreciation	(91,906)	—	(21,344)	(2,061)	(30,663)	(145,974)
Impairment losses	—	(2,446)	(25,203)	(136)	(31)	(27,816)
Exchange differences	(66,033)	(4)	(284)	(3)	(506)	(66,830)
Others	302	(192)	11,673	47	(16,632)	(4,802)

Net carrying amount	580,687	459,567	331,997	6,149	131,732	1,510,132

Cost	607,769	466,046	738,023	17,373	413,945	2,243,156
Accumulated depreciation and impairment losses	(27,082)	(6,479)	(406,026)	(11,224)	(282,213)	(733,024)

Net carrying amount at March 31, 2018	¥580,687	¥459,567	¥331,997	¥6,149	¥131,732	¥1,510,132

(1)	Disposals include property, plant and equipment owned by SMFL reclassified as “Assets held for sale” during the fiscal year ended March 31, 2018. In addition, Disposals include property, plant and equipment related to KUBC and The Minato Bank, both of which had been the Company’s subsidiaries but became its equity method associates in March, 2018.

The impairment losses on property, plant and equipment are included in “Other expenses” in the consolidated income statement.

The SMBC Group had ¥2,626 million and ¥2,773,096 million of contractual commitments to acquire property, plant and equipment at March 31, 2018 and 2017, respectively.

The carrying amount of items of property, plant and equipment on which there was a restriction on title was ¥6,149 million and ¥7,187 million at March 31, 2018 and 2017, respectively.

13	LEASES

As Lessee

The SMBC Group leases land and buildings, office equipment, and other tangible and intangible assets from third parties under finance leases or operating leases.

Carrying amount of assets held under finance leases

The carrying amount of assets held under finance leases at March 31, 2018 and 2017 consisted of the following:

	At March 31,
	2018	2017
	(In millions)
Tangible assets:
Land and buildings	¥2,837	¥3,295
Other tangible assets(1)	3,312	3,892

Total(2)	6,149	7,187

Intangible assets:
Software	144	185

Total	¥6,293	¥7,372

(1)	Other tangible assets include mainly equipment, machinery and vehicles.
(2)	Cross-reference to Leased assets in Note 12 “Property, Plant and Equipment.”

Finance lease commitments

The total of future minimum lease payments and their present value under finance leases at March 31, 2018 and 2017 were as follows:

	At March 31,
	2018	2017
	(In millions)
Not later than one year	¥2,567	¥27,901
Later than one year and not later than five years	4,664	78,958
Later than five years	3,086	6,129

Total	10,317	112,988
Less: Future interest charges	(1,151)	(6,064)

Present value of finance lease commitments(1)	¥9,166	¥106,924

(1)	Present value of finance lease commitments is included in “Borrowings” in the consolidated statement of financial position. See Note 18 “Borrowings.”

At March 31, 2018 and 2017, the total amounts of future minimum sublease payments to be received under non-cancellable subleases were nil and ¥108,351 million, respectively.

Operating lease commitments

The total amounts of future minimum lease payments under non-cancellable operating leases at March 31, 2018 and 2017 were as follows:

	At March 31,
	2018	2017
	(In millions)
Not later than one year	¥42,329	¥44,746
Later than one year and not later than five years	129,298	124,946
Later than five years	121,419	129,312

Total future minimum lease payments under non-cancellable operating leases	¥293,046	¥299,004

For the fiscal years ended March 31, 2018, 2017 and 2016, ¥50,561 million, ¥49,047 million and ¥50,801 million were recognized as expenses in respect of operating lease and sublease agreements, of which ¥50,058 million, ¥48,527 million and ¥50,278 million related to minimum lease payments, and ¥503 million, ¥520 million and ¥523 million related to sublease payments, respectively. Lease expenses recognized in respect of lease and sublease agreements are included in “General and administrative expenses” in the consolidated income statement.

As Lessor

The SMBC Group leases assets to third parties under finance leases or operating leases, including machinery, equipment, aircraft, vessel and property.

At March 31, 2018, the assets and liabilities of SMFL were reclassified as held for sale due to the reorganization of the joint leasing partnership. As a result, the balances of finance lease receivable and operating lease receivable decreased.

Finance lease receivable

The gross investment in the lease, unearned finance income, present value of the minimum lease payments receivable and unguaranteed residual values under finance leases at March 31, 2018 and 2017 were as follows:

	At March 31, 2018
	Gross investment in the lease	Unearned finance income	Present value of the minimum lease payments receivable(1)	Unguaranteed residual values(1)
	(In millions)
Not later than one year	¥54,501	¥13,470	¥41,031	¥6,483
Later than one year and not later than five years	227,793	29,746	198,047	43,206
Later than five years	73,979	11,574	62,405	21,117

Total	¥356,273	¥54,790	¥301,483	¥70,806

	At March 31, 2017
	Gross investment in the lease	Unearned finance income	Present value of the minimum lease payments receivable(1)	Unguaranteed residual values(1)
	(In millions)
Not later than one year	¥1,023,842	¥91,070	¥932,772	¥16,831
Later than one year and not later than five years	1,841,026	155,534	1,685,492	112,474
Later than five years	343,332	38,960	304,372	59,358

Total	¥3,208,200	¥285,564	¥2,922,636	¥188,663

(1)	Present value of the minimum lease payments receivable and unguaranteed residual values are included in “Loans and advances” in the consolidated statement of financial position.

Accumulated allowance for uncollectible minimum lease payments receivable was ¥1,828 million and ¥10,827 million at March 31, 2018 and 2017, respectively.

Operating lease receivable

The total amounts of the future minimum lease payments receivable under non-cancellable operating leases at March 31, 2018 and 2017 were as follows:

	At March 31,
	2018	2017
	(In millions)
Not later than one year	¥38,072	¥215,329
Later than one year and not later than five years	70,813	790,394
Later than five years	18,857	484,896

Total	¥127,742	¥1,490,619

14	INTANGIBLE ASSETS

Goodwill

The table below shows the changes in goodwill by business segment for the fiscal years ended March 31, 2018 and 2017.

	Wholesale Business Unit	Retail Business Unit	International Business Unit	Head office account and others	Total
	(In millions)
Gross amount of goodwill	¥—	¥63,418	¥13,233	¥397,285	¥473,936
Accumulated impairment losses	—	—	—	(13,149)	(13,149)

Net carrying amount at March 31, 2016	—	63,418	13,233	384,136	460,787

Acquisitions(1)	2,417	—	—	38,053	40,470
Impairment losses	—	—	—	(74,616)	(74,616)
Exchange differences	—	—	(186)	—	(186)

Net carrying amount	2,417	63,418	13,047	347,573	426,455
Gross amount of goodwill	2,417	63,418	13,047	435,338	514,220
Accumulated impairment losses	—	—	—	(87,765)	(87,765)

Net carrying amount at March 31, 2017	2,417	63,418	13,047	347,573	426,455

Disposals(2)	—	—	—	(11,197)	(11,197)
Impairment losses	(956)	—	(4,292)	(23,359)	(28,607)
Reclassification to assets held for sale(3)	(1,461)	—	(8,166)	(102,710)	(112,337)
Exchange differences	—	—	(589)	—	(589)

Net carrying amount	—	63,418	—	210,307	273,725
Gross amount of goodwill	956	63,418	4,292	321,431	390,097
Accumulated impairment losses	(956)	—	(4,292)	(111,124)	(116,372)

Net carrying amount at March 31, 2018	¥—	¥63,418	¥—	¥210,307	¥273,725

(1)	The SMBC Group recognized goodwill of ¥2,417 million in Wholesale Business Unit resulting from the acquisition of SMFL Capital Company, Limited, formerly known as GE Japan in April 2016 and ¥38,053 million in Head office account and others resulting from the acquisition of Sumitomo Mitsui Asset Management Company, Limited (“SMAM”) in July 2016. For additional information, refer to Note 49 “Acquisitions.”
(2)	“Disposals” in Head office account and others includes amount of goodwill relating to Kansai Urban Banking Corporation (“KUBC”) which ceased to be its consolidated subsidiaries and became its associates during the fiscal year ended March 31, 2018.
(3)	The SMBC Group reclassified goodwill of ¥112,337 million allocated to Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”) and its subsidiaries to assets held for sale at March 31, 2018. For additional information, refer to Note 50 “Assets and Disposal Groups Held for Sale.”

The SMBC Group has four main business segments: the Wholesale Business Unit, the Retail Business Unit, the International Business Unit and the Global Markets Business Unit, with the remaining operations recorded in the Head office account and others. The SMBC Group changed its business segment information for the fiscal year ended March 31, 2018 in connection with the introduction of Group-wide business units, which determine strategies for each customer segment across the SMBC Group companies. The business was previously reported as Commercial Banking, Leasing, Securities and Consumer Finance, with the remaining operations recorded in Others. Comparative information has been restated.

Impairment testing of goodwill

Allocating goodwill to cash-generating units

For the purpose of impairment testing, goodwill is allocated to cash-generating units or group of cash-generating units, which represent the lowest level within the entity at which goodwill is monitored for internal purposes.

At March 31, 2018, the SMBC Group allocated goodwill to the Retail Business Unit of SMBC Consumer Finance Co., Ltd. (“SMBC Consumer Finance”) amounting to ¥56,692 million and to the Head office account and others of SMBC Nikko Securities Inc. (“SMBC Nikko Securities”) and SMAM amounting to ¥172,253 million and ¥38,053 million, respectively.

At March 31, 2017, the SMBC Group allocated goodwill to the Retail Business Unit of SMBC Consumer Finance amounting to ¥56,692 million and to the Head office account and others of SMBC Nikko Securities, SMFL, SMAM, SMBC Trust Bank Ltd. (“SMBC Trust Bank”), and KUBC amounting to ¥172,253 million, ¥102,710 million, ¥38,053 million, ¥23,359 million, and ¥11,197 million, respectively.

The aggregate amounts of other goodwill were ¥6,727 million and ¥22,191 million at March 31, 2018 and 2017, respectively, and they were not considered individually significant.

Timing of impairment tests

The SMBC Group performs impairment tests at least annually and whenever there is an indication that the cash-generating unit may be impaired.

Recoverable amount of cash-generating units

To determine whether an impairment loss shall be recognized, the carrying amount of a cash-generating unit is compared to its recoverable amount. The recoverable amount of a cash-generating unit is the higher of its fair value less costs to sell and its value in use.

Fair value less costs to sell: The fair value less costs to sell is determined using an observable market price in the active market or unobservable inputs for the cash-generating unit at the date of the impairment test. The SMBC Group determined the recoverable amount of SMBC Friend Securities Co., Ltd. (“SMBC Friend Securities”), which was merged with SMBC Nikko Securities on January 1, 2018, for the fiscal year ended March 31, 2017, and SMFL for the fiscal year ended March 31, 2018, based on the fair value less costs to sell.

Value in use: The value in use is determined based on discounted future cash flows, which are based on the financial plans which have been approved by management and which are valid when the impairment test is performed. The financial plans are prepared taking into account the current economic and regulatory environment, direction of the regulation and business forecasts of the individual cash-generating units. The SMBC Group determined the recoverable amounts of the primary cash-generating units based on the value in use other than the recoverable amount of SMBC Friend Securities for the fiscal year ended March 31, 2017, and SMFL for the fiscal year ended March 31, 2018.

The financial plans, which are used to estimate the cash flow projections of the cash-generating units, cover three to five years. The cash flow projections beyond the period covered by the financial plans are extrapolated by applying the appropriate growth rates in perpetuity.

Key assumptions used in impairment testing

The key assumptions used for the value in use calculations for the fiscal years ended March 31, 2018 and 2017 were as follows:

	SMBC Trust Bank		KUBC	SMFL	SMBC Nikko Securities	SMBC Consumer Finance	SMAM
	Corporate Business	Retail Banking(1)
For the fiscal year ended March 31, 2018:
Pre-tax discount rate	12.61%	9.91%	—	—	11.42%	11.20%	9.01%
Growth rate	1.00%	1.00%	—	—	1.00%	1.00%	1.00%
For the fiscal year ended March 31, 2017:
Pre-tax discount rate	9.75%	6.52%	6.24%	6.63%	8.12%	10.58%	7.17%
Growth rate	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%

(1)	The business which SMBC Trust Bank acquired from Citibank Japan Ltd., in November 2015 is identified as Retail Banking.

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

Management believes that there were no reasonably possible changes in any of the key assumptions that would lead to the recoverable amounts of the cash-generating units being below these carrying amounts for the fiscal years ended March 31, 2018 and 2017.

Recognition of Impairment Losses

If the recoverable amount of the cash-generating unit is less than its carrying amount, the carrying amount of the cash-generating unit is reduced to its recoverable amount, and this reduction is recognized as impairment loss of goodwill.

The recoverable amount of SMBC Trust Bank was determined based on the value in use. For the fiscal year ended March 31, 2018, the value in use of SMBC Trust Bank decreased to less than its carrying amount, primarily due to the revision of the business plan and the key assumptions. As a result, the SMBC Group recognized an impairment loss of ¥23,359 million, equal to the total carrying amount of the goodwill relating to the SMBC Trust Bank, for the fiscal year ended March 31, 2018.

The recoverable amount of SMBC Friend Securities for the fiscal year ended March 31, 2016 was determined based on the value in use. However, for the fiscal year ended March 31, 2017, the value in use of

SMBC Friend Securities decreased to less than fair value less costs to sell, primarily due to the revision of the business plan. Therefore, for the fiscal year ended March 31, 2017, the SMBC Group determined the recoverable amount of SMBC Friend Securities based on the fair value less costs to sell, which was measured based on net asset value and categorized within level 3 in the fair value hierarchy. As a result, the SMBC Group recognized an impairment loss of ¥74,616 million, equal to the total carrying amount of the goodwill relating to SMBC Friend Securities, for the fiscal year ended March 31, 2017.

The impairment losses on goodwill are included in “Other expenses” in the consolidated income statement.

Other intangible assets

The table below shows the changes in other intangible assets for the fiscal years ended March 31, 2018 and 2017.

	Internally generated software	Purchased software	Contractual customer relationships	Trademarks	Other intangibles	Total
	(In millions)
Cost	¥591,118	¥346,819	¥172,950	¥41,828	¥58,368	¥1,211,083
Accumulated amortization and impairment losses	(317,309)	(212,356)	(58,321)	(26,007)	(9,784)	(623,777)

Net carrying amount at April 1, 2016	273,809	134,463	114,629	15,821	48,584	587,306

Additions	102,193	41,080	—	—	2,228	145,501
Acquisition of subsidiaries and businesses	879	851	76,027	4,288	9,623	91,668
Disposals	(1,376)	(2,379)	—	—	(1,452)	(5,207)
Amortization	(82,158)	(40,722)	(20,192)	(4,256)	(4,579)	(151,907)
Impairment losses	—	(97)	—	—	(75)	(172)
Exchange differences	(32)	2	—	—	(15)	(45)
Others	(1,178)	6,499	—	—	(2,352)	2,969

Net carrying amount	292,137	139,697	170,464	15,853	51,962	670,113

Cost	648,463	372,531	248,977	46,116	64,487	1,380,574
Accumulated amortization and impairment losses	(356,326)	(232,834)	(78,513)	(30,263)	(12,525)	(710,461)

Net carrying amount at March 31, 2017	292,137	139,697	170,464	15,853	51,962	670,113

Additions	93,977	40,024	—	—	2,169	136,170
Acquisition of subsidiaries and businesses	—	222	—	—	—	222
Disposals(1)	(8,420)	(11,928)	(57,987)	—	(1,844)	(80,179)
Amortization	(84,662)	(43,818)	(20,192)	(4,280)	(4,473)	(157,425)
Impairment losses	—	—	(1,830)	—	(5,229)	(7,059)
Exchange differences	142	(731)	—	—	(29)	(618)
Others	343	2,099	—	—	(1,489)	953

Net carrying amount	293,517	125,565	90,455	11,573	41,067	562,177

Cost	650,632	340,593	172,950	46,116	54,024	1,264,315
Accumulated amortization and impairment losses	(357,115)	(215,028)	(82,495)	(34,543)	(12,957)	(702,138)

Net carrying amount at March 31, 2018	¥293,517	¥125,565	¥90,455	¥11,573	¥41,067	¥562,177

(1)	Disposals include other intangible assets owned by SMFL reclassified as “Assets held for sale” during the fiscal year ended March 31, 2018.

The impairment losses on other intangible assets are included in “Other expenses” and the amortization expenses of other intangible assets are included in “General and administrative expenses” in the consolidated income statement.

The SMBC Group had ¥383 million and ¥317 million of contractual commitments to acquire intangible assets at March 31, 2018 and 2017, respectively.

The amounts of research and development expenditure recognized as expenses for the fiscal years ended March 31, 2018, 2017 and 2016 were ¥84 million, ¥89 million and ¥207 million, respectively, and they were included in “General and administrative expenses” in the consolidated income statement.

Other intangibles at March 31, 2018 and 2017 include leasehold rights, amounting to ¥5,436 million and ¥6,825 million, respectively, which are rights to use land for the purpose of owning the buildings. Since the SMBC Group has a long history of renewal, these contracts are not expected to be terminated in the foreseeable future. Leasehold rights are expected to generate cash flows for an indefinite period of time. They are not amortized but are tested for impairment annually, irrespective of whether there is any indication of impairment.

15	OTHER ASSETS

Other assets at March 31, 2018 and 2017 consisted of the following:

	At March 31,
	2018	2017
	(In millions)
Prepaid expenses	¥49,300	¥72,594
Accrued income	416,210	380,018
Receivables from brokers, dealers and customers for securities transactions	1,175,495	1,438,977
Cash collateral provided for derivative and other financial transactions	1,560,972	1,089,481
Retirement benefit assets	316,455	257,744
Security deposits	99,247	115,064
Investment properties(1)(2)	13,889	436,985
Others	412,340	530,861

Total other assets	¥4,043,908	¥4,321,724

(1)	Investment properties are carried at cost less accumulated depreciation and accumulated impairment losses. Rental income from investment properties was ¥29,427 million, ¥25,322 million and ¥20,879 million for the fiscal years ended March 31, 2018, 2017 and 2016, respectively.
(2)	Investment properties decreased due to the exclusion of those owned by SMFL reclassified as assets held for sale during the fiscal year ended March 31, 2018.

16	DEPOSITS

Deposits at March 31, 2018 and 2017 consisted of the following:

	At March 31,
	2018	2017
	(In millions)
Non-interest-bearing demand deposits	¥21,611,514	¥19,853,552
Interest-bearing demand deposits	52,154,265	51,281,995
Deposits at notice	10,355,664	10,330,269
Time deposits	25,655,132	29,525,875
Negotiable certificates of deposit	11,220,285	11,880,938
Others(1)	7,464,667	7,422,661

Total deposits	¥128,461,527	¥130,295,290

(1)	Others include, among other items, foreign currency deposits in domestic offices and Japanese yen accounts held by foreign depositors in domestic offices.

17	TRADING LIABILITIES

Trading liabilities at March 31, 2018 and 2017 consisted of the following:

	At March 31,
	2018	2017
	(In millions)
Debt instruments “short position”	¥2,008,711	¥2,038,330
Equity instruments “short position”	135,188	33,254

Total trading liabilities	¥2,143,899	¥2,071,584

Trading liabilities include the instruments classified as held for trading. Trading debt instruments mainly consist of Japanese government bonds. Trading equity instruments mainly consist of publicly traded Japanese stocks.

18	BORROWINGS

Short-term borrowings and long-term borrowings (with original maturities of more than one year) at March 31, 2018 and 2017 consisted of the following:

		At March 31,
	Interest rate	2018	2017
		(In millions)
SMFG:
Long-term borrowings:
Unsubordinated
Fixed rate borrowing, payable in United States dollars, due 2022-2031	2.89%-3.87%	¥31,875	¥33,657
Fixed rate borrowing, payable in Australian dollars, due 2027	3.73%	8,165	—
Floating rate borrowing, payable in United States dollars, due 2026-2028	2.31%-3.76%	110,181	50,149
Subordinated
Fixed rate borrowing, payable in Japanese yen, due 2024-2031	0.56%-1.27%	49,000	49,000

Total SMFG		199,221	132,806

SMBC:
Short-term borrowings	0.00%-2.18%	3,521,478	6,640,069
Long-term borrowings:
Unsubordinated
Fixed rate borrowing, payable in Japanese yen, due 2017-2028	0.00%-6.10%	3,126,970	4,351
Fixed rate borrowing, payable in United States dollars, due 2017-2025	0.00%-4.17%	42,666	45,387
Fixed rate borrowing, payable in euros, due 2017-2045	0.00%-3.50%	122,023	101,492
Floating rate borrowing, payable in Japanese yen, due 2018-2037	(0.18%)-0.02%	59,500	68,000
Floating rate borrowing, payable in United States dollars, due 2017-2033	1.18%-3.45%	894,797	904,263
Floating rate borrowing, payable in euros, due 2021-2022	0.00%-0.06%	32,128	31,769
Subordinated
Fixed rate borrowing, payable in Japanese yen, due 2018-2027	1.28%-2.25%	216,000	226,000

Total SMBC		8,015,562	8,021,331

Other subsidiaries:
Short-term borrowings	0.09%-7.91%	421,662	906,427
Long-term borrowings:
Unsubordinated
Fixed rate borrowing, payable in Japanese yen, due 2017-2042	0.00%-2.67%	227,231	617,358
Fixed rate borrowing, payable in United States dollars, due 2017-2044	0.81%-5.40%	197,806	216,213
Fixed rate borrowing, payable in Chinese yuan, due 2017-2021	2.40%-6.15%	—	24,348
Fixed rate borrowing, payable in Thai baht, due 2018-2021	1.85%-4.03%	—	12,724
Floating rate borrowing, payable in Japanese yen, due 2017-2042	0.04%-1.92%	267,598	431,141
Floating rate borrowing, payable in United States dollars, due 2017-2027	1.00%-3.86%	21,610	498,860
Floating rate borrowing, payable in euros, due 2020	1.00%	52,403	47,952
Floating rate borrowing, payable in Great Britain pound, due 2042-2043	1.51%-8.49%	24,627	20,190
Other fixed or floating rate borrowing, due 2017-2043	0.58%-11.79%	10,873	30,728
Subordinated
Fixed rate borrowing, payable in Japanese yen, due 2021	1.35%	—	5,200
Floating rate borrowing, payable in Japanese yen, due 2025	1.95%	—	4,000

Total other subsidiaries		1,223,810	2,815,141

Liabilities associated with securitization transactions:
Fixed rate borrowing, payable in Japanese yen, due 2021-2049	0.09%-2.70%	1,152,826	1,077,539
Floating rate borrowing, payable in Japanese yen, due 2017-2027	0.16%-1.66%	47,533	85,421
Floating rate borrowing, payable in United States dollars, due 2019-2020	1.86%-3.01%	4,363	6,781

Total liabilities associated with securitization transactions		1,204,722	1,169,741

Lease obligations	—	9,166	106,924

Total borrowings		¥10,652,481	¥12,245,943

The interest rates shown in the above table are the contractual rates in effect at March 31, 2018 and 2017, and thus do not represent the actual effective interest rates. Maturity information for certain subordinated borrowings is based on the date of callable options.

19	DEBT SECURITIES IN ISSUE

Debt securities in issue at March 31, 2018 and 2017 consisted of the following:

		At March 31,
	Interest rate	2018	2017
		(In millions)
SMFG:
Bonds:
Bonds, payable in United States dollars, due 2021-2048	1.99%-4.30%	¥2,583,513	¥1,639,109
Bonds, payable in euros, due 2022-2033	0.12%-1.72%	509,987	239,081
Bonds, payable in Australian dollars, due 2022-2028	3.07%-4.13%	179,367	93,691
Subordinated bonds:
Subordinated bonds, payable in Japanese yen, due 2024-2030	0.30%-1.33%	757,999	653,778
Subordinated bonds, payable in United States dollars, due 2024	4.44%	185,426	195,697

Total SMFG		4,216,292	2,821,356

SMBC:
Commercial paper	(0.50%)-2.26%	1,521,437	1,389,908
Bonds:
Bonds, payable in Japanese yen, due 2017-2019	0.25%-0.33%	99,000	156,182
Bonds, payable in United States dollars, due 2017-2045	1.21%-4.30%	2,072,295	2,404,015
Bonds, payable in euros, due 2017-2023	0.00%-2.75%	260,236	417,767
Bonds, payable in Australian dollars, due 2017-2025	2.97%-4.13%	63,572	77,270
Bonds, payable in Hong Kong dollars, due 2020-2025	2.09%-2.92%	32,009	34,136
Bonds, payable in Thai baht, due 2019-2020	2.00%-2.09%	25,575	11,410
Subordinated bonds:
Subordinated bonds, payable in Japanese yen, due 2017-2026	0.87%-2.80%	385,522	565,599
Subordinated bonds, payable in United States dollars, due 2022	4.85%	158,912	167,724
Subordinated bonds, payable in euros, due 2020	4.00%	97,648	89,227

Total SMBC		4,716,206	5,313,238

Other subsidiaries:
Commercial paper	0.00%-2.42%	946,208	2,128,438
Bonds:
Bonds, payable in Japanese yen, due 2017-2048	0.01%-21.00%	616,267	788,633
Bonds, payable in United States dollars, due 2017-2037	0.01%-8.00%	24,599	68,616
Bonds, payable in Indonesian rupiah, due 2018	9.85%	19,081	8,688
Bonds, payable in Australian dollars, due 2019-2031	0.01%-3.00%	1,896	1,654
Bonds, payable in Turkish lira, due 2019-2023	0.01%-9.00%	3,568	—
Subordinated bonds:
Subordinated bonds, payable in Japanese yen, due 2019-2028	2.31%-4.15%	25,000	35,000

Total other subsidiaries		1,636,619	3,031,029

Total debt securities in issue		¥10,569,117	¥11,165,623

Interest rates represent the contractual interest rates that were applied at March 31, 2018 and 2017, and thus do not represent the actual effective interest rates.

The following table presents the movement in Subordinated bonds for the fiscal year ended March 31, 2018.

Subordinated bonds
(In millions)
Balance at March 31, 2017(1)	¥1,707,025
Cash flows:
Proceeds from issuance of subordinated bonds	104,866
Redemption of subordinated bonds	(180,034)
Non-cash changes:
Foreign exchange translations	(11,138)
Others(2)	(10,212)

Balance at March 31, 2018(1)	¥1,610,507

(1)	The balances are comprised of subordinated bonds issued by SMFG, SMBC and other subsidiaries.
(2)	Others mainly include changes arising from losing control of SMFG’s subsidiaries for the fiscal year ended March 31, 2018.

20	PROVISIONS

The following table presents movements by class of provisions for the fiscal years ended March 31, 2018 and 2017.

	Provision for interest repayment	Other provisions	Total
	(In millions)
Balance at April 1, 2016	¥229,422	¥32,979	¥262,401
Additional provisions	12,000	14,743	26,743
Amounts used	(83,528)	(10,713)	(94,241)
Unused amounts reversed	(439)	(225)	(664)
Amortization of discount and effect of change in discount rate	(122)	214	92
Acquisition of subsidiaries and businesses	—	381	381
Others	—	(12)	(12)

Balance at March 31, 2017	157,333	37,367	194,700

Additional provisions	50,500	28,537	79,037
Amounts used	(61,961)	(14,902)	(76,863)
Unused amounts reversed	(479)	(3,247)	(3,726)
Amortization of discount and effect of change in discount rate	(142)	209	67
Others	(72)	(4,876)	(4,948)

Balance at March 31, 2018	¥145,179	¥43,088	¥188,267

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

The provision for interest repayment is calculated by estimating the future claims for the refund of gray zone interest, taking into account historical experience such as the number of customer claims for a refund, the amount of repayments and the characteristics of customers, and the length of the period during which claims are expected to be received in the future. Of these historical experiences, the number of customer claims for the refund has a significant effect on the amount of the provision, and the historical number of customer claims to the SMBC Group was 94 thousand, 127 thousand and 137 thousand for the fiscal years ended March 31, 2018, 2017 and 2016, respectively. The timing of the settlement of these claims is uncertain.

The decrease in the provision for interest repayment for the fiscal year ended March 31, 2018 was primarily due to the use of the provision during the year, which was partially offset by additional provisions as a result of the estimation of the future claims for the refund.

Other Provisions

Other provisions include asset retirement obligations and provisions for reimbursement of deposits, loan commitments, product warranties and litigation claims. Most of these provisions occurred in the normal course of business and none of them were individually significant at March 31, 2018 and 2017.

21	OTHER LIABILITIES

Other liabilities at March 31, 2018 and 2017 consisted of the following:

	At March 31,
	2018	2017
	(In millions)
Accrued expenses	¥313,226	¥291,871
Unearned income	133,478	168,952
Financial guarantees and other credit-related contingent liabilities	119,170	119,913
Due to trust account	1,328,271	1,180,976
Payables to brokers, dealers and customers for securities transactions	1,737,919	2,618,322
Payables related to credit card services	640,487	563,268
Obligations from factoring transactions	566,284	487,209
Retirement benefit liabilities	36,888	64,972
Guarantee deposits received	701,177	563,739
Others	1,305,840	1,401,879

Total other liabilities	¥6,882,740	¥7,461,101

22	DEFERRED INCOME TAX

The changes of net deferred tax assets and liabilities for the fiscal years ended March 31, 2018 and 2017 were as follows:

	For the fiscal year ended March 31,
	2018	2017
	(In millions)
At beginning of period	¥(238,240)	¥(220,574)
Deferred tax benefit (expense)	(1,036)	120,468
Deferred tax relating to other comprehensive income:
Remeasurements of defined benefit plans reserve	(22,492)	(2,315)
Available-for-sale financial assets reserve	(99,383)	(82,619)
Exchange differences on translating foreign operations reserve	3,137	2,545
Acquisition and disposal of subsidiaries and businesses	(17,196)	(6,259)
Reclassification to assets held for sale(1)	(5,540)	—
Exchange differences and others	2,445	(49,486)

At end of period	¥(378,305)	¥(238,240)

(1)	The SMBC Group reclassified net deferred tax assets of ¥5,540 million allocated to Sumitomo Mitsui Finance and Leasing Company, Limited and its subsidiaries to assets held for sale at March 31, 2018. For additional information, refer to Note 50 “Assets and Disposal Groups Held for Sale.”

The deferred tax assets and liabilities at March 31, 2018 and 2017 were attributable to the following items:

	At March 31,
	2018	2017
	(In millions)
Deferred tax assets:
Loans and advances	¥206,928	¥231,971
Derivative financial instruments	59,530	55,989
Provision for interest repayment	36,779	40,638
Tax losses carried forward	24,082	98,788
Retirement benefits	9,204	21,772
Investment securities	1,243	981
Other deductible temporary differences	152,891	161,246

Total deferred tax assets	490,657	611,385

Deferred tax liabilities:
Investment securities	680,425	571,489
Goodwill and intangible assets	81,076	111,145
Property, plant and equipment	28,786	91,703
Retirement benefits	19,484	3,485
Lease transactions	10,866	16,026
Other taxable temporary differences	48,325	55,777

Total deferred tax liabilities	868,962	849,625

Net deferred tax liabilities(1)	¥(378,305)	¥(238,240)

(1)	Deferred tax assets and deferred tax liabilities are offset in the consolidated statement of financial position if the entity has a legally enforceable right to set off current tax assets against current tax liabilities, and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on the same taxable entity.

On March 31, 2016, the Government of Japan promulgated (i) an amendment to the Corporation Tax Act and (ii) the Local Tax Act. Those laws (i) reduce the Japanese national corporation tax rate by 0.5 percentage points from the fiscal year beginning April 1, 2016 and additionally reduce by 0.2 percentage points from the fiscal year beginning April 1, 2018, and (ii) reduce the enterprise tax rate by 1.2 percentage points from the fiscal year beginning April 1, 2016. As a result, the effective statutory tax rate of the Company was reduced from 32.3% to 30.9% during the two fiscal years beginning April 1, 2016 through March 31, 2018 and from 30.9% to 30.6% for the fiscal years beginning April 1, 2018. The SMBC Group measured deferred tax assets and liabilities at the rates that were expected to apply to the period when the assets are realized or the liabilities are settled.

On December 22, 2016, the Company applied to the Commissioner of the National Tax Agency for permission to adopt the consolidated corporate-tax system in Japan from the fiscal year beginning April 1, 2017. Accordingly, the Company and its wholly owned domestic subsidiaries started to recognize the deferred tax assets based on the consolidated corporate-tax system at March 31, 2017. Under the consolidated corporate-tax system, the taxable profits or losses on a consolidated basis are calculated by aggregating those of the parent company and its wholly owned domestic subsidiaries (a “tax consolidated group”), and any unused tax losses carried forward, except for certain specified consolidated tax losses carried forward, by one company can be used by another company within the tax consolidated group for Japanese national corporation tax purposes. Therefore, the deferred tax assets relating to deductible temporary differences and tax losses carried forward were recognized on a consolidated basis, but only to the extent that it is probable that future consolidated taxable profits will be available against which the deductible temporary differences and tax losses carried forward can be utilized.

The deferred tax assets of the Company and its wholly owned domestic subsidiaries, which adopted the consolidated corporate-tax system, consisted mainly of those for loans and advances. The deferred tax assets for loans and advances were generally related to the accumulated losses from the impairment of these assets which would be deductible for tax purposes in future periods. The Company and its wholly owned domestic subsidiaries consider that most of the deductible temporary differences will be able to be used based mainly on future taxable profits on a consolidated basis. The future taxable profits are estimated based on forecasted results of operations, which reflect historical financial performance and the business plans that management believes to be prudent and feasible. In the Company’s other subsidiaries, deferred tax assets relating to deductible temporary differences are recognized only to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences can be utilized. No deferred tax assets were recognized in certain the Company’s subsidiaries for the deductible temporary differences estimated not to be realized, or for the tax losses carried forward projected to expire due to the uncertainty of sufficient future taxable profit.

The following table shows the amounts of deductible temporary differences and tax losses carried forward by expiration date at March 31, 2018 and 2017 for which no deferred tax assets were recognized.

	At March 31,
	2018	2017
	(In millions)
Deductible temporary differences	¥445,649	¥436,481
Tax losses carried forward which will expire in 1 year	224,298	112,010
2 years	209,109	251,300
3 years	252,812	219,834
4 years	70,222	259,636
5 years	140,879	78,055
6 years	59,791	168,288
7 years	44,575	75,171
8 years	16,279	59,230
9 years and thereafter	59,734	19,390

Total deductible temporary differences and tax losses carried forward(1)	¥1,523,348	¥1,679,395

(1)	Under the consolidated corporate-tax system, the Company and its wholly owned domestic subsidiaries recognized deferred tax assets relating to deductible temporary differences and tax losses carried forward on a consolidated basis for Japanese national corporation tax purposes and on a stand-alone basis for Japanese local corporation tax purposes. There are deductible temporary differences and tax losses carried forward on which deferred tax assets are recognized for Japanese national corporation tax purposes, but on which no deferred tax assets are recognized for Japanese local corporation tax purposes. These deductible temporary differences and tax losses carried forward amounted to ¥421,319 million and ¥503,511 million at March 31, 2018 and 2017, respectively.

In addition to the above table, the SMBC Group does not recognize deferred tax assets for deductible temporary differences related to investments in subsidiaries, associates and joint ventures where the Company has no intention to reverse these differences in the foreseeable future. The amount of those deductible temporary differences was ¥818 billion and ¥810 billion at March 31, 2018 and 2017, respectively.

At March 31, 2018 and 2017, the amount of taxable temporary differences associated with investments in subsidiaries, associates and joint ventures for which deferred tax liabilities had not been recognized was ¥2,041 billion and ¥1,352 billion, respectively. The Company can control the timing of reversal of the temporary differences and it is probable that they will not be reversed in the foreseeable future.

Deferred tax expense for the fiscal years ended March 31, 2018 and 2017 was attributable to the following temporary differences and tax losses carried forward:

	For the fiscal year ended March 31,
	2018	2017
	(In millions)
Investment securities	¥(34,881)	¥26,999
Derivative financial instruments	9,296	39,101
Goodwill and intangible assets	7,809	2,201
Loans and advances	6,092	(10,496)
Lease transactions	5,223	2,389
Provision for interest repayment	(3,840)	28,186
Tax losses carried forward	(3,448)	66,378
Retirement benefits	(2,604)	3,139
Property, plant and equipment	(1,137)	(45,285)
Other temporary differences—net	16,454	7,856

Total deferred tax benefit (expense)	¥(1,036)	¥120,468

23	RETIREMENT BENEFITS

Defined Benefit Plans

SMBC and some of the Company’s other subsidiaries have various defined benefit plans such as defined benefit pension plans and lump-sum severance indemnity plans, which define the amount of benefits that an employee will receive on or after retirement, usually based on one or more factors, such as age, years of service, compensation, classes and earned points based on service.

SMBC’s defined benefit plans account for the vast majority of the defined benefit obligations and plan assets in the SMBC Group. SMBC has a corporate defined benefit pension plan and a lump-sum severance indemnity plan.

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

The Corporate Defined Benefit Pension Plan Law requires a pension fund to review the assumptions and remeasure the required contribution at least every fifth fiscal year, in order to ensure that it maintains sufficient assets for future benefit payments. On the other hand, the present value of the defined benefit obligation is calculated annually based on actuarial valuations that are dependent upon a number of assumptions, including discount rates, mortality rates and future salary (benefit) increases, in accordance with IAS 19 “Employee Benefits.” Other types of defined benefit pension plans operated by the SMBC Group are generally established and operated in the same manner as described above.

Lump-sum severance indemnity plans

SMBC and some of the Company’s other subsidiaries have lump-sum severance indemnity plans under which their employees are provided with lump-sum cash payments upon leaving the company. While funding of these plans is not required under Japanese pension laws, some of these plans are funded with assets held by retirement benefit trusts.

SMBC and a number of the Company’s other subsidiaries in Japan established retirement benefit trusts and contributed some of their marketable securities to these trusts in order to isolate these assets for retirement benefits by entering into contracts with trust banks. Retirement benefit trusts are voluntary funds that are used either to contribute assets to the pension funds or to directly settle retirement benefits. Among the SMBC Group, retirement benefit trusts are set up for the defined benefit pension plans, as well as for the lump-sum severance indemnity plans.

The assets belonging to the retirement benefit trusts are available to be used only to pay or fund retirement benefits, and practically held by an entity that is legally separated from the SMBC Group. Therefore, they are not available to the SMBC Group’s creditors even in bankruptcy and cannot be returned to the SMBC Group, unless either the remaining assets are sufficient to meet all the related obligations or the entities (funds) reimburse to the SMBC Group the retirement benefits which are already paid by the SMBC Group. Therefore, these assets are accounted for as plan assets.

The following tables provide detailed information for the defined benefit plans.

The amounts of the retirement benefit liabilities and the retirement benefit assets recognized in the consolidated statement of financial position at March 31, 2018 and 2017 were determined as follows:

	At March 31,
	2018	2017
	(In millions)
Present value of unfunded obligations	¥(30,082)	¥(52,494)
Present value of funded obligations	(1,143,589)	(1,187,290)
Fair value of plan assets	1,453,238	1,432,556

Net retirement benefit assets (liabilities)	¥279,567	¥192,772

Of which retirement benefit liabilities included in “Other liabilities”	¥(36,888)	¥(64,972)
Of which retirement benefit assets included in “Other assets”	¥316,455	¥257,744

The movements in the defined benefit obligations for the fiscal years ended March 31, 2018 and 2017 were as follows:

	For the fiscal year ended March 31,
	2018	2017
	(In millions)
At beginning of period	¥1,239,784	¥1,177,090
Current service cost	40,387	40,030
Interest cost	8,637	6,970
Actuarial losses—demographic assumptions	15,485	77,112 (1)
Actuarial losses (gains)—financial assumptions	5,896	(17,385)
Actuarial losses—experience	2,519	3,980
Benefits paid	(44,433)	(42,387)
Lump-sum payments	(24,109)	(11,365)
Past service cost	(44)	(3)
Acquisition of subsidiaries and businesses	—	7,096
Settlements	—	(621)
Others(2)	(70,451)	(733)

At end of period	¥1,173,671	¥1,239,784

(1)	Includes an increase due to the assumption refinement of estimate on mortality rates.
(2)	Others mainly include the exclusion of the defined benefit obligations related to KUBC and The Minato Bank, both of which had been the Company’s subsidiaries but became its equity-method associates, and the exclusion of the defined benefit obligations related to SMFL which were reclassified as assets held for sale during the fiscal year ended March 31, 2018.

The movements in the fair value of plan assets for the fiscal years ended March 31, 2018 and 2017 were as follows:

	For the fiscal year ended March 31,
	2018	2017
	(In millions)
At beginning of period	¥1,432,556	¥1,354,202
Interest income	10,090	8,123
Return on plan assets excluding interest income	97,433	71,841
Contributions by employer	19,208	44,535
Benefits paid	(44,433)	(42,387)
Settlements	—	(696)
Others(1)	(61,616)	(3,062)

At end of period	¥1,453,238	¥1,432,556

(1)	Others mainly include the exclusion of the fair value of plan assets related to KUBC and The Minato Bank, both of which had been the Company’s subsidiaries but became its equity-method associates, and the exclusion of the fair value of plan assets related to SMFL which were reclassified as assets held for sale during the fiscal year ended March 31, 2018.

The amounts recognized in “General and administrative expenses” in the consolidated income statement for the fiscal years ended March 31, 2018, 2017 and 2016 were as follows:

	For the fiscal year ended March 31,
	2018	2017	2016
	(In millions)
Current service cost	¥40,387	¥40,030	¥35,032
Net interest cost	(1,453)	(1,153)	(3,553)
Past service cost	(44)	(3)	(32)

Total	¥38,890	¥38,874	¥31,447

The plan assets at March 31, 2018 and 2017 were composed as follows:

	At March 31,
	2018			2017
	Quoted in active markets	Other	Total	Quoted in active markets	Other	Total
	(In millions)
Plan assets retained in the pension funds:
Equity instruments	¥286,542	¥148,439	¥434,981	¥269,706	¥135,884	¥405,590
Debt instruments	36,290	205,320	241,610	107,075	224,509	331,584
General account of life insurance companies	356	45,089	45,445	758	66,892	67,650
Other investments and short-term assets	45,252	170,476	215,728	21,970	105,490	127,460
Plan assets retained in the retirement benefit trusts:
Japanese equity instruments	468,319	1,542	469,861	456,747	1,400	458,147
Other short-term assets	36,340	9,273	45,613	32,276	9,849	42,125

Total	¥873,099	¥580,139	¥1,453,238	¥888,532	¥544,024	¥1,432,556

The assets in the pension funds included common stocks issued by the SMBC Group at March 31, 2018 and 2017. The amounts of these stocks were not significant.

The assets in retirement benefit trusts were primarily composed of Japanese equity instruments. Most of the plan assets held by the SMBC Group are invested in Japanese equity and debt instruments. Accordingly, the SMBC Group may be exposed to market risk arising from the domestic markets.

The SMBC Group retained the voting rights of some of these equity instruments with fair values of ¥457,217 million and ¥418,221 million (31.5% and 29.2% of the total fair values of plan assets) at March 31, 2018 and 2017, respectively.

The principal actuarial assumptions used at March 31, 2018, 2017 and 2016 were as follows:

	At March 31,
	2018	2017	2016
Discount rates	0.7%	0.7%	0.6%

Discount rates are weighted on the basis of the defined benefit obligations.

The assumptions for future mortality are based on the official mortality table generally used for actuarial assumptions in Japan. Under the mortality table, used at March 31, 2018, 2017 and 2016, the current average remaining life expectancy of an individual retiring at age 60 was 23 years for males and 28 years for females.

The sensitivity analyses of the effect of changes in key assumptions on the defined benefit obligations at March 31, 2018 and 2017 were as follows:

	At March 31,
	2018	2017
	Increase/(decrease)	Increase/(decrease)
	(In millions)
Discount rates:
Increase by 50 bps	¥(73,146)	¥(71,373)
Decrease by 50 bps	83,014	80,864
Average life expectancy at age 60:
Increase of one year	¥38,291	¥37,166

Each increase and decrease in the table above assumes that only one assumption is changed, with all other assumptions remaining unchanged. In practice, however, changes in multiple assumptions may occur in a mutually interrelated manner.

The weighted average durations of defined benefit plans for the fiscal years ended March 31, 2018, 2017 and 2016 were as follows:

	At March 31,
	2018	2017	2016
	(Years)
Lump-sum severance indemnity plans	12.8	12.9	12.8
Defined benefit pension plans	18.9	18.2	17.6

Funding Policy for Plan Assets

The pension funds review the funding status of plan assets every year. If any funding deficit is identified, a measure to cover such deficit will be implemented, for example, by increasing the amount of contributions by the employer.

Expected contribution

Expected contributions to the defined benefit plans for the fiscal year ending March 31, 2019 are ¥21,269 million.

Defined Contribution Plans

Some of the Company’s subsidiaries provide defined contribution plans. The amounts recognized as expenses for the defined contribution plans were ¥10,769 million, ¥9,621 million and ¥7,258 million for the fiscal years ended March 31, 2018, 2017 and 2016, respectively, which were included in “General and administrative expenses” in the consolidated income statement.

Employees’ Pension Insurance Plan

In Japan, the Government of Japan operates the Employees’ Pension Insurance Plan which covers most of the private entities’ employees. The amounts of contributions charged to expense for the Employees’ Pension Insurance Plan were ¥42,694 million, ¥43,650 million and ¥40,173 million for the fiscal years ended March 31, 2018, 2017 and 2016, respectively, which were included in “General and administrative expenses” in the consolidated income statement.

24	SHAREHOLDERS’ EQUITY

Common Stock

The changes in the number of issued shares of common stock and common stock held by the Company or its subsidiaries during the fiscal years ended March 31, 2018, 2017 and 2016 were as follows:

	For the fiscal year ended March 31,
	2018		2017			2016
	Outstanding	In treasury	Outstanding	In treasury		Outstanding	In treasury
At beginning of period	1,414,055,625	4,028,883	1,414,055,625	46,830,882		1,414,055,625	46,814,201
Net change	387,765	(143,915)	—	(42,801,999	)(1)	—	16,681

At end of period	1,414,443,390	3,884,968	1,414,055,625	4,028,883		1,414,055,625	46,830,882

(1)	Includes a decrease of 42,820,864 shares through the sale of the Company’s shares held by SMBC.

The total number of authorized shares of common stock was 3,000 million at March 31, 2018 and 2017 with no stated value. All issued shares are fully paid. The details of the stock options and the restricted shares outstanding are described in Note 39 “Share-Based Payment.”

On May 14, 2018, the Company’s board of directors resolved to repurchase shares of its common stock and cancel all the repurchased shares. The resolution authorized the repurchase of up to the lesser of (i) an aggregate of 20,000,000 shares of its common stock and (ii) an aggregate of ¥70 billion between May 15, 2018 and July 31, 2018. On June 19, 2018, the Company completed the repurchase, acquiring 15,368,300 shares of its common stock for ¥70 billion in aggregate. The cancellation of all the repurchased shares is scheduled on August 20, 2018.

Preferred Stock

The following table shows the number of shares of preferred stock at March 31, 2018 and 2017.

	At March 31, 2018		At March 31, 2017
	Authorized	Issued	Authorized	Issued
Type 5 preferred stock	167,000	—	167,000	—
Type 7 preferred stock	167,000	—	167,000	—
Type 8 preferred stock	115,000	—	115,000	—
Type 9 preferred stock	115,000	—	115,000	—

All the preferred stocks have no stated value. There was no movement in preferred stock during the fiscal years ended March 31, 2018, 2017 and 2016.

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

Restriction on the Payment of Dividends

The amount of the capital surplus and retained earnings of the Company that can be paid out as dividends is subject to restrictions under the Companies Act. These amounts are calculated based on the Company’s nonconsolidated statement of financial position prepared in accordance with Japanese GAAP. Therefore, the adjustments made to prepare the IFRS consolidated financial statements have no impact on the calculation. The total amount that the Company can pay out as a dividend was ¥1,623 billion at March 31, 2018.

Other than the restriction by the Companies Act, the Company is required to maintain a risk-weighted capital ratio as per the Banking Act of Japan (“Banking Act”). The detail of the restriction is described in Note 45 “Financial Risk Management.” Therefore, the Company would not be able to pay a dividend if the ratio were to fall below the minimum amount as a result of the payment of the dividends.

Since the Company is a holding company, its earnings rely mostly on dividend income from SMBC, and the Company’s other subsidiaries and associates. SMBC is subject to some restrictions on its dividend payment by the Companies Act and the Banking Act, similar to those applied to the Company’s.

Other Reserves

Remeasurements of defined benefit plans reserve

Remeasurements of the defined benefit plans reserve includes the accumulated actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions, and return on plan assets excluding interest income.

The movements of remeasurements of the defined benefit plans reserve for the fiscal years ended March 31, 2018, 2017 and 2016 were as follows:

	For the fiscal year ended March 31,
	2018	2017	2016
	(In millions)
At beginning of period	¥22,774	¥18,985	¥120,316
Gains (losses) arising during the period, before tax	73,662	8,134	(154,273)
Income tax (expense) benefit for changes arising during the period	(22,492)	(2,315)	48,550
Amount attributable to non-controlling interests	45	(1,568)	3,834
Share of other comprehensive income (loss) of associates and joint ventures	58	(462)	558
Transfer of (gains) losses on remeasurements, net of tax to retained earnings	2,055	—	—

At end of period	¥76,102	¥22,774	¥18,985

Available-for-sale financial assets reserve

The available-for-sale financial assets reserve includes the accumulated gains and losses of available-for-sale financial assets excluding the amount reclassified to profit or loss when the assets are derecognized or impaired.

The movements of the available-for-sale financial assets reserve for the fiscal years ended March 31, 2018, 2017 and 2016 were as follows:

	For the fiscal year ended March 31,
	2018	2017	2016
	(In millions)
At beginning of period	¥1,929,894	¥1,756,634	¥2,234,636
Gains (losses) arising during the period, before tax	582,435	371,438	(551,572)
Income tax (expense) benefit for changes arising during the period	(184,128)	(116,277)	217,723
Reclassification adjustments for (gains) losses included in net profit, before tax	(275,038)	(109,990)	(217,529)
Income tax benefit for reclassification adjustments	84,745	33,658	71,876
Amount attributable to non-controlling interests	(15,653)	(3,971)	2,251
Share of other comprehensive income (loss) of associates and joint ventures	5	(1,598)	(751)

At end of period	¥2,122,260	¥1,929,894	¥1,756,634

Exchange differences on translating foreign operations reserve

Exchange differences on translating the foreign operations reserve includes foreign exchange differences arising from the translation of the net assets of foreign operations from their functional currencies to the SMBC Group’s presentation currency, Japanese yen.

The movements of exchange differences on translating the foreign operations reserve for the fiscal years ended March 31, 2018, 2017 and 2016 were as follows:

	For the fiscal year ended March 31,
	2018	2017	2016
	(In millions)
At beginning of period	¥181,374	¥216,336	¥404,132
Gains (losses) arising during the period, before tax	(75,409)	(24,063)	(219,904)
Income tax (expense) benefit for changes arising during the period	3,152	2,544	19,027
Reclassification adjustments for (gains) losses included in net profit, before tax	49	(4)	8
Income tax (expense) benefit for reclassification adjustments	(15)	1	(3)
Amount attributable to non-controlling interests	9,014	6,102	26,687
Share of other comprehensive income (loss) of associates and joint ventures	7,822	(19,542)	(13,611)

At end of period	¥125,987	¥181,374	¥216,336

25	NON-CONTROLLING INTERESTS AND EQUITY ATTRIBUTABLE TO OTHER EQUITY INSTRUMENTS HOLDERS

Non-controlling interests

Non-controlling interests at March 31, 2018 and 2017 consisted of the following:

	At March 31,
	2018	2017
	(In millions)
Preferred securities issued by subsidiaries	¥730,153	¥870,979
Others	502,827	634,022

Total non-controlling interests	¥1,232,980	¥1,505,001

Preferred securities issued by subsidiaries

Preferred securities issued by subsidiaries consisted of the following:

	Redemption at the option of Issuer(1)	At March 31,
		2018	2017
		(In millions)
SMFG Preferred Capital JPY 1 Limited (non-cumulative perpetual preferred securities)	January 2018	¥—	¥135,000
SMFG Preferred Capital USD 3 Limited (non-cumulative step-up perpetual preferred securities)	July 2018	143,438	151,456
SMFG Preferred Capital GBP 2 Limited (non-cumulative step-up perpetual preferred securities)	January 2029	37,215	35,023
SMFG Preferred Capital JPY 2 Limited
Series A (non-cumulative step-up perpetual preferred securities)	January 2019	113,000	113,000
Series B (non-cumulative perpetual preferred securities)	July 2019	140,000	140,000
Series E (non-cumulative perpetual preferred securities)	July 2019	33,000	33,000
SMFG Preferred Capital JPY 3 Limited
Series A (non-cumulative step-up perpetual preferred securities)	January 2020	99,000	99,000
Series B (non-cumulative perpetual preferred securities)	January 2020	164,500	164,500

Preferred securities issued by subsidiaries		¥730,153	¥870,979

(1)	Subject to the prior approval of the Financial Services Agency of Japan (“FSA”), preferred securities are redeemable at any dividend payment date on and after a specific month and the month shown in this column is such a specific month of each preferred security.

Others

Others represent the equity in the SMBC Group’s subsidiaries not attributable, directly or indirectly, to the SMBC Group. They were not considered individually material to the SMBC Group at March 31, 2018 and 2017.

Equity attributable to other equity instruments holders

Equity attributable to other equity instruments holders at March 31, 2018 and 2017 consisted of the following:

	At March 31,
	2018	2017
	(In millions)
Perpetual subordinated bonds	¥599,522	¥449,709

Total equity attributable to other equity instruments holders	¥599,522	¥449,709

SMFG issued perpetual subordinated bonds, which are Basel III-compliant Additional Tier 1 capital instruments and are classified as equity under IFRS.

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

26	NET INTEREST INCOME

Net interest income for the fiscal years ended March 31, 2018, 2017 and 2016 consisted of the following:

	For the fiscal year ended March 31,
	2018	2017	2016
	(In millions)
Interest income from:
Deposits with banks	¥78,217	¥45,770	¥40,472
Call loans and bills bought	19,362	12,065	21,828
Reverse repurchase agreements and cash collateral on securities borrowed	40,021	29,601	22,011
Investment securities	102,295	87,348	84,912
Loans and advances	1,904,175	1,725,477	1,703,361

Total interest income	2,144,070	1,900,261	1,872,584

Interest expense from:
Deposits	382,753	249,028	202,312
Call money and bills sold	8,763	5,286	5,583
Repurchase agreements and cash collateral on securities lent	61,341	20,623	15,105
Borrowings	89,196	79,835	72,203
Debt securities in issue	190,774	146,937	135,172
Others	1,142	629	726

Total interest expense	733,969	502,338	431,101

Net interest income	¥1,410,101	¥1,397,923	¥1,441,483

Interest income recorded on impaired financial assets was ¥18,886 million, ¥16,892 million and ¥20,545 million for the fiscal years ended March 31, 2018, 2017 and 2016, respectively.

27	NET FEE AND COMMISSION INCOME

Net fee and commission income for the fiscal years ended March 31, 2018, 2017 and 2016 consisted of the following:

	For the fiscal year ended March 31,
	2018	2017	2016
	(In millions)
Fee and commission income from:
Loans	¥120,998	¥128,305	¥121,934
Credit card business	289,509	261,253	253,136
Guarantees	62,934	58,221	55,618
Securities-related business	147,016	146,655	133,019
Deposits	16,169	15,929	14,882
Remittances and transfers	140,621	138,029	133,110
Safe deposits	5,224	5,414	5,511
Trust fees	3,854	3,607	3,619
Investment trusts	154,419	126,590	116,057
Agency	16,577	16,753	16,432
Others	174,043	165,656	178,362

Total fee and commission income	1,131,364	1,066,412	1,031,680

Fee and commission expense from:
Remittances and transfers	40,214	39,419	38,358
Guarantees	3,750	3,434	3,071
Others	134,903	138,720	89,952

Total fee and commission expense	178,867	181,573	131,381

Net fee and commission income	¥952,497	¥884,839	¥900,299

28	NET TRADING INCOME

Net trading income for the fiscal years ended March 31, 2018, 2017 and 2016 consisted of the following:

	For the fiscal year ended March 31,
	2018	2017	2016
	(In millions)
Interest rate	¥128,137	¥79,650	¥240,763
Foreign exchange	87,322	51,143	204,349
Equity	48,047	39,478	18,019
Credit	5,735	13,063	(2,641)
Others	1,223	629	2,192

Total net trading income	¥270,464	¥183,963	¥462,682

Net trading income includes income and losses from trading assets and liabilities, and derivative financial instruments.

29	NET INCOME (LOSS) FROM FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

Net income (loss) from financial assets at fair value through profit or loss for the fiscal years ended March 31, 2018, 2017 and 2016 consisted of the following:

	For the fiscal year ended March 31,
	2018	2017	2016
	(In millions)
Net income (loss) from debt instruments	¥(1,775)	¥428	¥11,311
Net income from equity instruments	1,108	1,590	949

Total net income (loss) from financial assets at fair value through profit or loss	¥(667)	¥2,018	¥12,260

30	NET INVESTMENT INCOME

Net investment income for the fiscal years ended March 31, 2018, 2017 and 2016 consisted of the following:

	For the fiscal year ended March 31,
	2018	2017	2016
	(In millions)
Net gain from disposal of debt instruments	¥4,187	¥39,484	¥71,641
Net gain from disposal of equity instruments	281,036	142,016	175,494
Dividend income	138,874	123,827	128,094

Total net investment income	¥424,097	¥305,327	¥375,229

31	OTHER INCOME

Other income for the fiscal years ended March 31, 2018, 2017 and 2016 consisted of the following:

	For the fiscal year ended March 31,
	2018	2017	2016
	(In millions)
Income from operating leases	¥276,850	¥250,460	¥206,561
Income related to disposal of assets leased	322,673	152,564	155,280
Income related to IT solution services	29,172	37,678	33,991
Gains on disposal of property, plant and equipment, and other intangible assets	852	937	3,714
Reversal of impairment losses of investments in associates and joint ventures	8,123	—	4,847
Gains on step acquisition of subsidiaries	—	20,344	118
Gains on step acquisition of associates and joint ventures	—	—	1,714
Others	118,185	111,842	90,048

Total other income	¥755,855	¥573,825	¥496,273

32	IMPAIRMENT CHARGES ON FINANCIAL ASSETS

Impairment charges on financial assets for the fiscal years ended March 31, 2018, 2017 and 2016 consisted of the following:

	For the fiscal year ended March 31,
	2018	2017	2016
	(In millions)
Loans and advances(1)	¥126,623	¥141,457	¥118,750
Available-for-sale financial assets	10,185	71,510	29,606

Total impairment charges on financial assets	¥136,808	¥212,967	¥148,356

(1)	Cross-reference to provision for loan losses in the table of reconciliation of allowance for loan losses in Note 10 “Loans and Advances.”

33	GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses for the fiscal years ended March 31, 2018, 2017 and 2016 consisted of the following:

	For the fiscal year ended March 31,
	2018	2017	2016
	(In millions)
Personnel expenses	¥864,396	¥833,755	¥785,547
Depreciation and amortization	171,043	172,496	157,672
Rent and lease expenses	117,400	115,425	117,482
Building and maintenance expenses	11,167	10,657	13,966
Supplies expenses	16,902	16,694	16,628
Communication expenses	38,171	37,250	36,634
Publicity and advertising expenses	80,464	79,570	79,453
Taxes and dues	83,976	85,967	76,695
Outsourcing expenses	96,733	96,063	91,837
Premiums for deposit insurance	37,938	38,180	36,175
Office equipment expenses	54,708	49,127	47,621
Others	240,223	216,951	246,553

Total general and administrative expenses	¥1,813,121	¥1,752,135	¥1,706,263

34	OTHER EXPENSES

Other expenses for the fiscal years ended March 31, 2018, 2017 and 2016 consisted of the following:

	For the fiscal year ended March 31,
	2018	2017	2016
	(In millions)
Cost of operating leases	¥144,708	¥126,320	¥95,440
Cost related to disposal of assets leased	310,460	140,255	140,083
Cost related to IT solution services and IT systems	92,975	92,247	90,563
Provision for interest repayment	49,879	11,439	141,024
Losses on disposal of property, plant and equipment, and other intangible assets	4,913	6,041	4,302
Impairment losses of property, plant and equipment	27,816	6,396	4,237
Impairment losses of intangible assets	35,666	74,788	1,278
Losses on sale of investments in subsidiaries and associates	28,250	—	24
Impairment losses of investments in associates and joint ventures	19,851	14,941	17,306
Others	78,247	59,332	44,706

Total other expenses	¥792,765	¥531,759	¥538,963

35	INCOME TAX EXPENSE

The detail of income tax expense for the fiscal years ended March 31, 2018, 2017 and 2016 was as follows:

	For the fiscal year ended March 31,
	2018	2017	2016
	(In millions)
Current tax:
Charge for period	¥228,342	¥260,234	¥247,046
Deferred tax:
Origination and reversal of temporary differences	66,875	12,391	130,072
Change in the write-down of deferred tax assets on the current fiscal year income tax expense	(63,194)	(132,859)	(34,000)
Changes in tax rates and others(1)	(2,645)	—	29,760

Total deferred tax expense (benefit)	1,036	(120,468)	125,832

Total income tax expense	¥229,378	¥139,766	¥372,878

(1)	The amount for the fiscal year ended March 31, 2018 mainly includes the effect of change in U.S. federal income tax rate which was changed from 36% to 21% effective January 1, 2018. The amount for the fiscal year ended March 31, 2016 presents the effect of changes in Japanese corporation tax rates. See Note 22 “Deferred Income Tax” for further information on changes in Japanese corporation tax rates.

The following table shows the reconciliations of the effective income tax rates for the fiscal years ended March 31, 2018, 2017 and 2016.

	For the fiscal year ended March 31,
	2018	2017	2016
	(In millions, except percentages)
Profit before tax	¥1,118,976	¥880,352	¥1,325,700
Income tax expense	229,378	139,766	372,878
Effective income tax rate	20.5%	15.9%	28.1%
Effective statutory tax rate in Japan(1)	30.9%	30.9%	33.1%
Effect of the change in the write-down of deferred tax assets on the current fiscal year income tax expense(2)	(5.7%)	(15.1%)	(2.6%)
Non-Japanese earnings	(3.6%)	(1.9%)	(2.7%)
Tax impact of share of post-tax profit in associates and joint ventures	(1.4%)	(1.0%)	(0.8%)
Tax impact of impairment losses of goodwill	0.8%	2.6%	—
Nontaxable dividends received	(0.8%)	(1.0%)	(0.5%)
Tax impact of impairment losses and reversal of impairment losses for investments in associates and joint ventures—net	0.3%	0.5%	0.3%
Gains on step acquisition of subsidiaries and associates and joint ventures which were not taxable	—	(0.7%)	—
Changes in Japanese corporation tax rates	—	—	2.2%
Others—net	—	1.6%	(0.9%)

Effective income tax rate	20.5%	15.9%	28.1%

(1)	The effective statutory tax rate in Japan for the fiscal years ended March 31, 2018 and 2017 is the aggregate of the effective corporation tax rate of 23.4%, the effective local corporation tax rate of 1.0%, the effective inhabitant tax rate of 3.8% and the effective enterprise tax rate of 2.7%, which is payable by corporate entities on taxable profits under the tax laws in Japan. The effective corporation tax rate, the effective inhabitant tax rate and the effective enterprise tax rate were changed from 22.5%, 3.7% and 5.9%, respectively, which were applied to the fiscal year ended March 31, 2016.
(2)	The effect for the fiscal year ended March 31, 2017 was primarily due to the reversal of the write-down of deferred tax assets at March 31, 2017 in accordance with the application to the Commissioner of the National Tax Agency for permission to adopt the consolidated corporate-tax system in Japan from the fiscal year beginning April 1, 2017. For further information, see Note 22 “Deferred Income Tax.”

36	EARNINGS PER SHARE

The following table shows the income and share data used in the basic and diluted earnings per share calculations for the fiscal years ended March 31, 2018, 2017 and 2016.

	For the fiscal year ended March 31,
	2018	2017	2016
	(In millions, except number of shares and per share data)
Basic:
Profit attributable to shareholders of the Company	¥759,998	¥627,870	¥843,920
Weighted average number of common stock in issue (in thousands of shares)	1,410,442	1,369,231	1,367,229

Basic earnings per share	¥538.84	¥458.56	¥617.25

Diluted:
Profit attributable to the common shareholders of the Company	¥759,998	¥627,870	¥843,920
Impact of dilutive potential ordinary shares issued by subsidiaries	(10)	(11)	(1)

Net profit used to determine diluted earnings per share	¥759,988	¥627,859	¥843,919

Weighted average number of common stock in issue (in thousands of shares)	1,410,442	1,369,231	1,367,229
Adjustments for stock options (in thousands of shares)	1,052	1,093	928

Weighted average number of common stock for diluted earnings per share (in thousands of shares)	1,411,494	1,370,324	1,368,157

Diluted earnings per share	¥538.43	¥458.18	¥616.83

37	TRANSFERS OF FINANCIAL ASSETS

In the normal course of business, the SMBC Group transfers financial assets mainly through repurchase agreements, securities lending transactions and securitizations. Depending on the nature of the transactions, the transfers may either result in financial assets being derecognized or continuing to be recognized on the consolidated statement of financial position.

Full derecognition occurs when the SMBC Group transfers its contractual rights to receive cash flows from financial assets, or retains the contractual rights to receive the cash flows, but assumes a contractual obligation to pay the cash flows to another party, and transfers substantially all the risks and rewards of ownership, including credit risk, prepayment risk and interest rate risk. Derecognition does not occur when the SMBC Group retains substantially all the risks and rewards of ownership of the financial assets, where the contractual rights to receive cash flows from the financial assets are transferred, or the rights are retained but obligations to pay the cash flows are assumed.

The following tables show the carrying amounts and fair values of transferred financial assets that did not qualify for derecognition and their associated financial liabilities at March 31, 2018 and 2017:

	At March 31, 2018
	Repurchase agreements and securities lending transactions	Loans and advances
		Residential mortgages	Corporate loans	Others(1)
	(In millions)
Carrying amount of assets	¥7,730,783	¥1,432,966	¥857,690	¥49,151
Carrying amount of associated liabilities	7,271,817	1,154,831	853,207	40,584

For those liabilities that have recourse only to the transferred assets:
Fair value of assets	¥—	¥1,615,329	¥861,824	¥48,254
Fair value of associated liabilities	—	1,207,899	853,551	40,870

Net position	¥—	¥407,430	¥8,273	¥7,384

	At March 31, 2017
	Repurchase agreements and securities lending transactions	Loans and advances
		Residential mortgages	Corporate loans	Others
	(In millions)
Carrying amount of assets	¥5,169,540	¥1,353,938	¥1,063,092	¥59,562
Carrying amount of associated liabilities	5,116,003	1,079,329	1,060,812	49,804

For those liabilities that have recourse only to the transferred assets:
Fair value of assets	¥—	¥1,535,929	¥1,067,234	¥59,169
Fair value of associated liabilities	—	1,138,815	1,061,389	50,271

Net position	¥—	¥397,114	¥5,845	¥8,898

(1)	Others include loans and advances reclassified as assets held for sale and liabilities directly associated with the assets held for sale related to SMFL. For additional information, refer to Note 50 “Assets and Disposal Groups Held for Sale.”

Repurchase Agreements and Securities Lending Transactions

The SMBC Group lends or sells securities under agreements to repurchase them at a predetermined price on a future date. Since substantially all the risks and rewards of the securities are retained by the SMBC Group, the securities remain on the consolidated statement of financial position and their associated financial liabilities are recorded. The recourse of the counterparties to their associated financial liabilities is not limited to the underlying securities.

Loans and Advances

The SMBC Group transfers its loans and advances, including residential mortgages and corporate loans, mainly to bankruptcy-remote structured entities for securitizations whereby the structured entities issue debt securities to the SMBC Group for subordinated tranches and to investors for senior tranches. The investors have only recourse to the underlying financial assets due to their bankruptcy-remoteness. Since the SMBC Group retains substantially all the risks and rewards of ownership, the transferred financial assets do not qualify for derecognition. The SMBC Group therefore continues to recognize these transferred financial assets as loans and advances, and recognizes their associated financial liabilities arising from issuing debt securities to investors on the consolidated statement of financial position.

38	ASSETS PLEDGED AND RECEIVED AS COLLATERAL

Assets Pledged

The carrying amounts of assets pledged as collateral at March 31, 2018 and 2017 were as follows:

	At March 31,
	2018	2017
	(In millions)
Cash and deposits with banks(1)	¥32,010	¥87,670
Trading assets	2,423,002	2,426,665
Financial assets at fair value through profit or loss	1,518,748	1,570,904
Held-to-maturity investments	365,450	1,168,111
Available-for-sale financial assets	10,648,468	8,128,082
Loans and advances(1)	11,019,253	10,058,951
Other assets(1)	1,825,987	1,308,136

Total	¥27,832,918	¥24,748,519

(1)	Cash and deposits with banks, loans and advances, and other assets include those at SMFL, which are reclassified as assets held for sale. For additional information, refer to Note 50 “Assets and Disposal Groups Held for Sale.”

The SMBC Group pledges assets as collateral to secure payables under repurchase agreements, securities lending transactions and securitizations, borrowings or for cash settlements, margins on derivative transactions and certain other purposes. These transactions are conducted under terms that are usual and customary to standard contracts.

Loaned securities for which the borrowers have the right to sell or repledge were ¥7,731,243 million and ¥5,201,373 million at March 31, 2018 and 2017, respectively.

For the reserve funds with the Bank of Japan and other reserve deposits for foreign offices maintained by the SMBC Group, refer to Note 5 “Cash and Deposits with Banks.”

Assets Received as Collateral

Under certain transactions, including reverse repurchase agreements, securities borrowing, and discounting of bills, the SMBC Group is permitted to resell or repledge the collateral held in the absence of default by the owner of the collateral. These transactions are conducted under terms that are usual and customary for standard contracts. The fair values of securities and bills accepted as collateral were ¥12,218,264 million and ¥13,673,077 million at March 31, 2018 and 2017, respectively. As to the securities received in the reverse repurchase agreements and securities borrowing transactions, the SMBC Group has the obligation to return equivalent securities upon completion of the transactions. The fair value of securities sold or repledged to others was ¥8,839,133 million and ¥7,787,059 million at March 31, 2018 and 2017, respectively.

39	SHARE-BASED PAYMENT

Stock Option Plans

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

	Title of grantees	Exercise period	Requisite service period	Method of settlement
SMFG Stock Acquisition Rights	Directors, corporate auditors and executive officers of SMFG and SMBC	Not exceeding 30 years from the date of allocation of stock acquisition rights(1)	One year from the date of the ordinary general meeting of shareholders of SMFG to the closing of the next ordinary general meeting of shareholders of SMFG	Common stock of SMFG

(1)	A stock acquisition rights holder can exercise the rights from the day they are relieved of their positions either as a director, a corporate auditor or an executive officer (“Start of Exercise Date”) to 20 years from the Start of Exercise Date.

The number and the weighted average exercise prices of stock options for the fiscal years ended March 31, 2018 and 2017 were as follows:

	For the fiscal year ended March 31,
	2018		2017
	Number of options(1)	Weighted average exercise price	Number of options(1)	Weighted average exercise price
Outstanding at beginning of period	1,180,000	¥1	984,400	¥1
Granted	—	—	201,200	1
Exercised	(174,700)	1	(4,400)	1
Forfeited or expired	(2,300)	1	(1,200)	1

Outstanding at end of period	1,003,000	¥1	1,180,000	¥1

Exercisable at end of period	463,100	¥1	421,900	¥1

(1)	Number of options is the number of SMFG’s common stock granted by the exercise of stock options.

The weighted average stock price at the date of exercise was ¥4,245 and ¥4,400 for the fiscal years ended March 31, 2018 and 2017, respectively.

Summarized information about stock options outstanding at March 31, 2018 and 2017 was as follows:

		At March 31,
		2018		2017
	Exercise price	Number of options	Remaining contractual lives in years	Number of options	Remaining contractual lives in years
SMFG Stock Acquisition Rights	¥1	1,003,000	25.3	1,180,000	26.3

The amounts of stock options recognized as expenses were measured based on the fair value of stock options granted, which were ¥135 million and ¥581million for the fiscal years ended March 31, 2018 and 2017, respectively, and included in “General and administrative expenses” in the consolidated income statement. The fair value of stock options was measured using Black-Scholes option-pricing model.

The following table represents the fair value of stock options and the assumptions used to measure the fair value for the fiscal year ended March 31, 2017. During the fiscal year ended March 31, 2018, there were no issuance of new stock options since SMFG and SMBC resolved to discontinue the issuance of new stock options.

For the fiscal year ended March 31, 2017
Fair value at measurement date	¥2,811
Stock price	¥3,362
Exercise price	¥1
Expected volatility(1)	32.20%
Expected remaining lives (in years)(2)	4
Expected dividends per share(3)	¥150
Risk free interest rate(4)	0.17%

(1)	Calculated based on the actual stock prices during the 4 years August 16, 2012 to August 15, 2016 for the fiscal year ended March 31, 2017.
(2)	The average expected remaining life could not be estimated rationally due to insufficient amount of data. Therefore, it was estimated based on average remaining service life of directors of SMFG and SMBC.
(3)	Expected dividends are based on the estimated dividends to be paid in next twelve months from the date of grant.
(4)	Japanese government bond yield corresponding to the average expected remaining life.

Compensation Plans Utilizing Restricted Stock

On July 10, 2017, the SMFG compensation committee resolved to revise the executive compensation policy and to introduce new stock compensation plans that utilize restricted stock.

The plans consist of Stock Compensation Plan I (“Plan I”), which determines remuneration primarily based on the medium-term performance, Stock Compensation Plan II (“Plan II”), which determines remuneration primarily based on the annual performance and Stock Compensation Plan III (“Plan III”), which determines remuneration primarily based on corporate title.

Plan I (medium-term performance share plan) has an evaluation period of three years starting from the fiscal year ended March 31, 2018, corresponding with the medium-term management plan. Executives are initially allotted shares of restricted stock equivalent to the monetary amount determined based on the executive’s corporate title. After the completion of the evaluation period, the compensation committee will review the progress of the medium-term management plan, performance of SMFG’s common stock, and results of customer satisfaction surveys and other factors, to determine the final amount to be released from transfer restrictions. In case the final amount falls below the initial amount, SMFG will retrieve all or part of the allotted shares at no cost.

Under Plan II (annual performance share plan), executives are allotted shares of restricted stock equivalent to a certain portion of the monetary amount determined based on the annual performance of SMFG and SMBC, as well as on the individual performance of the executives reviewed both from short-term and medium-to-long-term perspectives. The remainder will be paid to the executives as a cash bonus. Transfer restrictions on these shares are released evenly over the three-year period following the year of allotment.

Under Plan III (promotion reward plan), executives are allotted shares of restricted stock equivalent to pre-determined compensation amounts per title, reflecting the increased responsibilities derived from promotions. Restrictions shall apply to the shares until the earlier of 30 years from allotment or when the executive retires from office.

The eligible executives for the plans are directors (excluding outside directors), corporate executive officers and executive officers of SMFG and directors (excluding outside directors), executive officers and corporate auditors (excluding outside corporate auditors), etc. of SMBC, who are designated by the SMFG compensation committee or by SMBC and residing and serving in Japan. However, members of the SMFG audit committee and SMBC corporate auditors will only be eligible for Plan III.

As part of the new policy, SMFG and SMBC introduced provisions for forfeiture and claw-back of vested stock under the plans in order to restrain excessive risk-taking and foster a prudent risk culture expected of a financial institution.

The number of restricted shares for the fiscal year ended March 31, 2018 and the fair value of restricted shares at the measurement date were as follows:

For the fiscal year ended March 31, 2018
Outstanding at beginning of period	—
Allotted	387,765
Released	—
Forfeited	—

Outstanding at end of period	387,765

Fair value at measurement date	¥4,372

The fair value of restricted shares is based on the market price of SMFG common stock. If any granted conditions exist, the terms and conditions upon which the shares were granted, are taken into account when estimating both the number of shares expected to vest and the fair value of the shares granted. The amount of restricted shares recognized as expenses was measured based on the fair value of the restricted shares granted, which was ¥803 million for the fiscal year ended March 31, 2018 and included in “General and administrative expenses” in the consolidated income statement.

40	DIVIDENDS PER SHARE

The dividends recognized by the SMBC Group for the fiscal years ended March 31, 2018, 2017 and 2016 were as follows:

	Dividends per share	Aggregate amount
	(In yen)	(In millions)
For the fiscal year ended March 31, 2018:
Common stock	¥155	¥218,596
For the fiscal year ended March 31, 2017:
Common stock	¥150	¥205,083
For the fiscal year ended March 31, 2016:
Common stock	¥155	¥211,922

The Company proposed to the shareholders the distribution of a dividend of ¥90 per share of common stock totaling ¥126,950 million in respect of the fiscal year ended March 31, 2018. The dividend is subject to the approval at the general meeting of shareholders on June 28, 2018. The consolidated financial statements for the fiscal year ended March 31, 2018 do not include this dividend.

41	CONTINGENCY AND CAPITAL COMMITMENTS

Legal Proceedings

The SMBC Group is engaged in various legal proceedings in Japan and a number of overseas jurisdictions, involving claims by and against it, which arise in the normal course of business. The SMBC Group does not expect that the outcome of these proceedings will have a significant adverse effect on the consolidated financial statements of the SMBC Group. The SMBC Group has recorded adequate provisions with respect to litigation arising out of normal business operations. The SMBC Group has not disclosed any contingent liability associated with these legal actions because it cannot reliably be estimated.

Capital Commitments

At March 31, 2018 and 2017, the SMBC Group had ¥2,626 million and ¥2,773,096 million, respectively, of contractual commitments to acquire property, plant and equipment. In addition, the SMBC Group had ¥383 million and ¥317 million of contractual commitments to acquire intangible assets, such as software at March 31, 2018 and 2017, respectively. The SMBC Group’s management is confident that future net revenues and funding will be sufficient to cover these commitments.

Loan Commitments

Loan commitment contracts on overdrafts and loans are agreements to lend up to a prescribed amount to customers, as long as there is no violation of any condition established in the contracts. Since many of these loan commitments are expected to expire without being drawn down, the total amount of unused commitments does not necessarily represent an actual future cash flow requirement. Many of these loan commitments include clauses under which the SMBC Group can reject an application from customers or reduce the contract amounts in cases where economic conditions change, the SMBC Group needs to secure claims, or some other significant event occurs.

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

The table below shows the nominal amounts of undrawn loan commitments, and financial guarantees and other credit-related contingent liabilities at March 31, 2018 and 2017.

	At March 31,
	2018	2017
	(In millions)
Loan commitments	¥60,107,128	¥62,357,210
Financial guarantees and other credit-related contingent liabilities	8,426,245	7,924,711

Total	¥68,533,373	¥70,281,921

42	ANALYSIS OF FINANCIAL ASSETS AND LIABILITIES BY MEASUREMENT BASIS

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

	At March 31, 2018
	Financial assets and liabilities at fair value through profit or loss	Held-to-maturity investments	Loans and receivables	Available-for-sale financial assets	Financial liabilities measured at amortized cost	Total
	(In millions)
Financial assets:
Cash and deposits with banks(1)	¥4,773	¥—	¥54,691,296	¥—	¥—	¥54,696,069
Call loans and bills bought	—	—	1,881,880	—	—	1,881,880
Reverse repurchase agreements and cash collateral on securities borrowed	—	—	8,491,703	—	—	8,491,703
Trading assets	3,169,123	—	—	—	—	3,169,123
Derivative financial instruments	3,885,271	—	—	—	—	3,885,271
Financial assets at fair value through profit or loss	1,547,672	—	—	—	—	1,547,672
Investment securities(1)	2,588	372,459	—	20,120,028	—	20,495,075
Loans and advances(1)	3,169	—	85,125,901	—	—	85,129,070
Other financial assets(2)	—	—	3,598,642	—	—	3,598,642
Financial assets included in assets held for sale	1,693	—	3,098,196	108,882	—	3,208,771

Total	¥8,614,289	¥372,459	¥156,887,618	¥20,228,910	¥—	¥186,103,276

Financial liabilities:
Deposits(1)	¥13,929	¥—	¥—	¥—	¥128,447,598	¥128,461,527
Call money and bills sold	—	—	—	—	1,190,929	1,190,929
Repurchase agreements and cash collateral on securities lent	—	—	—	—	12,022,593	12,022,593
Trading liabilities	2,143,899	—	—	—	—	2,143,899
Derivative financial instruments	3,498,016	—	—	—	—	3,498,016
Borrowings(1)	1,198	—	—	—	10,651,283	10,652,481
Debt securities in issue(1)	(7,635)	—	—	—	10,576,752	10,569,117
Other financial liabilities(2)	—	—	—	—	6,691,042	6,691,042
Financial liabilities included in liabilities directly associated with the assets held for sale	5,971	—	—	—	3,371,556	3,377,527

Total	¥5,655,378	¥—	¥—	¥—	¥172,951,753	¥178,607,131

	At March 31, 2017
	Financial assets and liabilities at fair value through profit or loss	Held-to-maturity investments	Loans and receivables	Available-for-sale financial assets	Financial liabilities measured at amortized cost	Total
	(In millions)
Financial assets:
Cash and deposits with banks(1)	¥5,511	¥—	¥47,324,644	¥—	¥—	¥47,330,155
Call loans and bills bought	—	—	1,872,209	—	—	1,872,209
Reverse repurchase agreements and cash collateral on securities borrowed	—	—	8,924,385	—	—	8,924,385
Trading assets	3,776,671	—	—	—	—	3,776,671
Derivative financial instruments	4,063,982	—	—	—	—	4,063,982
Financial assets at fair value through profit or loss	1,599,093	—	—	—	—	1,599,093
Investment securities(1)	1,251	1,173,419	—	17,899,267	—	19,073,937
Loans and advances(1)	3,474	—	95,270,371	—	—	95,273,845
Other financial assets(2)	—	—	3,424,591	—	—	3,424,591

Total	¥9,449,982	¥1,173,419	¥156,816,200	¥17,899,267	¥—	¥185,338,868

Financial liabilities:
Deposits(1)	¥20,365	¥—	¥—	¥—	¥130,274,925	¥130,295,290
Call money and bills sold	—	—	—	—	2,088,020	2,088,020
Repurchase agreements and cash collateral on securities lent	—	—	—	—	9,424,506	9,424,506
Trading liabilities	2,071,584	—	—	—	—	2,071,584
Derivative financial instruments	3,889,694	—	—	—	—	3,889,694
Borrowings(1)	654	—	—	—	12,245,289	12,245,943
Debt securities in issue(1)	2,232	—	—	—	11,163,391	11,165,623
Other financial liabilities(2)	—	—	—	—	7,201,137	7,201,137

Total	¥5,984,529	¥—	¥—	¥—	¥172,397,268	¥178,381,797

(1)	Embedded derivatives, which are separately accounted for, but presented together with the host contract in the consolidated statement of financial position, are disclosed in this table within the category of “Financial assets and liabilities at fair value through profit or loss.” Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in this table as assets or liabilities to be consistent with the line of the host contract.
(2)	Other financial assets and liabilities comprise of those included in other assets and liabilities, which meet the definition of a financial asset and liability.

43	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair values stated below represent the best estimates based on a range of methods and assumptions. In determining the fair value of financial assets and liabilities, the SMBC Group gives the highest priority to a quoted market price in an active market. If such prices are not available, it establishes fair value using valuation techniques. The valuation techniques, if used, make maximum use of observable inputs, and rely as little as possible on unobservable inputs.

Financial Assets and Liabilities Carried at Fair Value

Valuation Process

The SMBC Group undertakes a valuation process based on its valuation control framework, which governs internal control standards, methodologies and procedures to ensure that the fair values are determined or validated independently of the front office.

The SMBC Group uses valuation techniques commonly used by market participants to price the financial instruments and they have been demonstrated to provide reliable estimates of prices obtained in actual market transactions. The valuation techniques include the DCF method, option pricing models and reference to the current fair value of another instrument that is substantially the same. Key adjustments, such as liquidity risk and credit risk adjustments are also taken into account to derive fair values.

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

The following tables present the carrying amounts of financial assets and liabilities carried at fair value based on the three levels of the fair value hierarchy at March 31, 2018 and 2017.

	At March 31, 2018
	Level 1(1)	Level 2(1)	Level 3	Total
	(In millions)
Financial assets:
Trading assets:
Debt instruments	¥2,424,460	¥416,688	¥—	¥2,841,148
Equity instruments	307,942	20,033	—	327,975

Total trading assets	2,732,402	436,721	—	3,169,123

Derivative financial instruments:
Interest rate derivatives(2)	38,760	2,033,894	—	2,072,654
Currency derivatives(2)	—	1,724,387	14	1,724,401
Equity derivatives	48,154	21,310	1,880	71,344
Commodity derivatives	402	6,114	—	6,516
Credit derivatives	—	7,382	4,667	12,049

Total derivative financial instruments	87,316	3,793,087	6,561	3,886,964

Financial assets at fair value through profit or loss:
Debt instruments	—	1,518,778	10,143	1,528,921
Equity instruments	541	153	18,057	18,751

Total financial assets at fair value through profit or loss	541	1,518,931	28,200	1,547,672

Available-for-sale financial assets:
Japanese government bonds	7,685,303	—	—	7,685,303
U.S. Treasury and other U.S. government agency bonds	3,246,646	—	—	3,246,646
Other debt instruments	700,500	2,650,103	154	3,350,757
Equity instruments(2)	4,307,274	797,166	844,352	5,948,792

Total available-for-sale financial assets	15,939,723	3,447,269	844,506	20,231,498

Others(3)	—	7,942	—	7,942

Total	¥18,759,982	¥9,203,950	¥879,267	¥28,843,199

Financial liabilities:
Trading liabilities:
Debt instruments	¥1,948,602	¥60,109	¥—	¥2,008,711
Equity instruments	33,174	102,014	—	135,188

Total trading liabilities	1,981,776	162,123	—	2,143,899

Derivative financial instruments:
Interest rate derivatives(2)	30,760	1,947,673	—	1,978,433
Currency derivatives(2)	19	1,406,759	14	1,406,792
Equity derivatives	78,088	27,261	—	105,349
Commodity derivatives	464	4,484	—	4,948
Credit derivatives	—	8,043	422	8,465

Total derivative financial instruments	109,331	3,394,220	436	3,503,987

Others(3)	—	6,659	833	7,492

Total	¥2,091,107	¥3,563,002	¥1,269	¥5,655,378

	At March 31, 2017
	Level 1(1)	Level 2(1)	Level 3	Total
	(In millions)
Financial assets:
Trading assets:
Debt instruments	¥2,734,340	¥605,588	¥—	¥3,339,928
Equity instruments	421,477	15,266	—	436,743

Total trading assets	3,155,817	620,854	—	3,776,671

Derivative financial instruments:
Interest rate derivatives	27,121	2,288,114	2	2,315,237
Currency derivatives	—	1,666,305	22	1,666,327
Equity derivatives	35,400	23,668	1,327	60,395
Commodity derivatives	489	11,190	—	11,679
Credit derivatives	—	7,613	2,731	10,344

Total derivative financial instruments	63,010	3,996,890	4,082	4,063,982

Financial assets at fair value through profit or loss:
Debt instruments	—	1,570,904	12,053	1,582,957
Equity instruments	1,667	183	14,286	16,136

Total financial assets at fair value through profit or loss	1,667	1,571,087	26,339	1,599,093

Available-for-sale financial assets:
Japanese government bonds	5,722,674	—	—	5,722,674
U.S. Treasury and other U.S. government agency bonds	3,468,263	—	—	3,468,263
Other debt instruments	466,901	2,465,406	526	2,932,833
Equity instruments	4,075,944	864,552	836,252	5,776,748

Total available-for-sale financial assets	13,733,782	3,329,958	836,778	17,900,518

Others(3)	—	8,985	—	8,985

Total	¥16,954,276	¥9,527,774	¥867,199	¥27,349,249

Financial liabilities:
Trading liabilities:
Debt instruments	¥1,979,564	¥58,766	¥—	¥2,038,330
Equity instruments	18,848	14,406	—	33,254

Total trading liabilities	1,998,412	73,172	—	2,071,584

Derivative financial instruments:
Interest rate derivatives	17,903	2,187,701	—	2,205,604
Currency derivatives	19	1,588,004	21	1,588,044
Equity derivatives	44,593	32,604	—	77,197
Commodity derivatives	513	9,978	—	10,491
Credit derivatives	—	8,358	—	8,358

Total derivative financial instruments	63,028	3,826,645	21	3,889,694

Others(3)	—	23,554	(303)	23,251

Total	¥2,061,440	¥3,923,371	¥(282)	¥5,984,529

(1)	Transfers between levels of the fair value hierarchy are deemed to have occurred at the beginning of the period. There were no significant transfers between Level 1 and Level 2 for the fiscal years ended March 31, 2018 and 2017.

(2)	Interest rate derivatives and currency derivatives classified as derivative financial instruments (financial assets) include those at SMFL, which are reclassified as assets held for sale, of ¥533 million and ¥1,160 million, respectively. These derivative financial instruments are categorized within Level 2. Equity instruments which are classified as available-for-sale financial assets include those at SMFL, which are reclassified as assets held for sale, of which ¥56,447 million, ¥5,225 million and ¥47,210 million are categorized within Level 1, Level 2 and Level 3, respectively. Interest rate derivatives and currency derivatives classified as derivative financial instruments (financial liabilities) include those at SMFL, which are reclassified as liabilities directly associated with the assets held for sale, of ¥5,401 million and ¥570 million, respectively. These derivative financial instruments are categorized within Level 2. For additional information, refer to Note 50 “Assets and Disposal Groups Held for Sale.”
(3)	Embedded derivatives are separately accounted for, but presented together with the host contract in the consolidated statement of financial position. In this table, the embedded derivatives whose host contracts are carried at amortized cost are presented within Others, while the remaining are presented within the same category as the host contract. Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in this table as assets or liabilities to be consistent with the host contract. The separated embedded derivatives are measured at fair value using the valuation techniques described in “Derivative financial instruments” below.

The following tables present reconciliations from the beginning to the ending balances for financial assets and liabilities carried at fair value and categorized within Level 3 of the fair value hierarchy for the fiscal years ended March 31, 2018 and 2017.

	At April 1, 2017	Total gains (losses)		Purchases	Sales	Settlement(1)	Transfers into Level 3(2)	Transfers out of Level 3(2)	At March 31, 2018	Changes in unrealized gains (losses) included in profit or loss related to assets and liabilities held at March 31, 2018
		Included in profit or loss	Included in other comprehensive income
	(In millions)
Derivative financial instruments—net:
Interest rate derivatives—net	¥2	¥(45)	¥—	¥43	¥—	¥—	¥—	¥—	¥—	¥—
Currency derivatives—net	1	(1)	—	—	—	—	—	—	—	(1)
Equity derivatives—net	1,327	1,106	—	474	(1,027)	—	—	—	1,880	1,499
Credit derivatives—net	2,731	8,103	(158)	—	—	(6,456)	25	—	4,245	8,103

Total derivative financial instruments—net	4,061	9,163	(158)	517	(1,027)	(6,456)	25	—	6,125	9,601

Financial assets at fair value through profit or loss:
Debt instruments	12,053	(1,731)	—	—	—	(149)	—	(30)	10,143	(1,731)
Equity instruments	14,286	378	—	4,915	(648)	(102)	—	(772)	18,057	109

Total financial assets at fair value through profit or loss	26,339	(1,353)	—	4,915	(648)	(251)	—	(802)	28,200	(1,622)

Available-for-sale financial assets:
Debt instruments	526	1,600	(13)	—	(1,613)	(346)	—	—	154	(13)
Equity instruments(3)	836,252	(3,612)	46,367	68,241	(8,480)	(73,897)	624	(21,143)	844,352	(6,380)

Total available-for-sale financial assets	836,778	(2,012)	46,354	68,241	(10,093)	(74,243)	624	(21,143)	844,506	(6,393)

Others(4)—liabilities:	303	(812)	—	—	—	—	(324)	—	(833)	(856)

Total	¥867,481	¥4,986	¥46,196	¥73,673	¥(11,768)	¥(80,950)	¥325	¥(21,945)	¥877,998	¥730

	At April 1, 2016	Total gains (losses)		Purchases	Sales	Settlement(1)	Transfers into Level 3(2)	Transfers out of Level 3(2)	At March 31, 2017	Changes in unrealized gains (losses) included in profit or loss related to assets and liabilities held at March 31, 2017
		Included in profit or loss	Included in other comprehensive income
	(In millions)
Derivative financial instruments—net:
Interest rate derivatives—net	¥—	¥(163)	¥—	¥165	¥—	¥—	¥—	¥—	¥2	¥(5)
Currency derivatives—net	5	(21)	—	—	—	—	—	17	1	(3)
Equity derivatives—net	(13)	931	—	356	—	—	—	53	1,327	973
Credit derivatives—net	(3,134)	12,821	221	—	—	(7,177)	—	—	2,731	12,820

Total derivative financial instruments—net	(3,142)	13,568	221	521	—	(7,177)	—	70	4,061	13,785

Financial assets at fair value through profit or loss:
Debt instruments	11,667	401	—	180	—	(195)	—	—	12,053	401
Equity instruments	27,594	174	—	4,531	(1,430)	(16,000)	—	(583)	14,286	(404)

Total financial assets at fair value through profit or loss	39,261	575	—	4,711	(1,430)	(16,195)	—	(583)	26,339	(3)

Available-for-sale financial assets:
Debt instruments	2,022	(1,258)	(30)	269	—	(477)	—	—	526	(1,181)
Equity instruments	789,326	(20,578)	51,027	88,686	(8,488)	(63,768)	306	(259)	836,252	(25,746)

Total available-for-sale financial assets	791,348	(21,836)	50,997	88,955	(8,488)	(64,245)	306	(259)	836,778	(26,927)

Others(4)—liabilities:	(1,240)	1,543	—	—	—	—	—	—	303	(202)

Total	¥826,227	¥(6,150)	¥51,218	¥94,187	¥(9,918)	¥(87,617)	¥306	¥(772)	¥867,481	¥(13,347)

(1)	Settlements for equity instruments include redemption of preferred stocks, receipt of cash distributions which represent a return of investment, and reclassification from available-for-sale equity instruments to investments in associates and joint ventures as a result of applying the equity method.
(2)	Transfers between levels of the fair value hierarchy are deemed to have occurred at the beginning of the period. For the fiscal year ended March 31, 2018, transfers out of Level 3 amounted to ¥21,945 million, primarily due to an increase in observability of certain private equity investments.
(3)	Equity instruments which are classified as available-for-sale financial assets include those at SMFL, which are reclassified as assets held for sale.
(4)	Embedded derivatives are separately accounted for, but presented together with the host contract in the consolidated statement of financial position. In this table, the embedded derivatives whose host contracts are carried at amortized cost are presented within Others. Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in this table as assets or liabilities to be consistent with the host contract.

The following table presents total gains or losses included in profit or loss for the Level 3 financial assets and liabilities, and changes in unrealized gains or losses included in profit or loss related to those financial assets and liabilities held at March 31, 2018 and 2017 by line item of the consolidated income statement.

	Total gains (losses) included in profit or loss for the fiscal year ended March 31,		Changes in unrealized gains (losses) included in profit or loss related to assets and liabilities held at March 31,
	2018	2017	2018	2017
	(In millions)
Net interest income	¥1,273	¥524	¥762	¥322
Net trading income	7,064	14,474	7,970	13,148
Net income (loss) from financial assets at fair value through profit or loss	(1,353)	575	(1,622)	(3)
Net investment income	4,399	7,394	—	—
Impairment charges on financial assets	(6,397)	(29,117)	(6,380)	(26,814)

Total	¥4,986	¥(6,150)	¥730	¥(13,347)

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

OTC derivatives (non-exchange-traded derivatives), including embedded derivatives that are separately accounted for from the host contracts, are measured at fair value using valuation techniques such as the present value of estimated future cash flows and option pricing models, generally based on observable interest rates, foreign exchange, commodities, stock prices and other factors as inputs. The valuation models for some transactions, such as yield curve spread options and equity options, use inputs which are not directly observable in the market, including historical correlation coefficients and historical volatilities. However, as the impact of these unobservable inputs is insignificant to the fair value for most of the transactions, the SMBC Group categorizes the majority of those transactions within Level 2.

The credit loss protection scheme which the SMBC Group offers to Goldman Sachs (“GS”) is considered to be a credit derivative, where the underlying reference entities are the American and European corporate entities covered in the commitment line portfolio of the GS group. The fair value of this derivative is determined using an ordinary collateralized debt obligation (“CDO”) pricing model, commonly used in the financial markets. The SMBC Group takes some portions of the positions in subordinated and mezzanine tranches, which covers the first and second credit losses from the portfolio. The major inputs for this derivative are credit default swap (“CDS”) spread rates, correlation ratios of CDS indices for similar portfolios, and the expected additional commitment withdrawal ratio. Although CDS spread rates and correlation ratios are observable in an active market or available from brokers, this whole scheme is categorized within Level 3 as the expected additional withdrawal ratio, which is considered to be a significant input, is not observable in the market.

In addition, the fair value of OTC derivatives incorporates both counterparty credit risk in relation to OTC derivative assets and own credit risk in relation to OTC derivative liabilities. The SMBC Group calculates the credit risk adjustments by applying the probability of default that reflects the counterparty’s or its own credit risk to the OTC derivative exposures and multiplying the result by the loss expected in the event of default. For the probability of default, the SMBC Group uses observable market data, where possible. The OTC derivative exposures used are determined taking into consideration the effect of master netting agreements and collateral. As the SMBC Group manages the OTC derivatives on the basis of its net credit risk exposure, the credit risk adjustments of those OTC derivatives are measured on a portfolio basis in accordance with the exception set forth in IFRS 13.

Financial assets at fair value through profit or loss

The majority of instruments in this category are debt instruments measured at fair value, using a valuation technique based on the observable prices in the market and they are categorized within Level 2.

Some equity and debt instruments in this category are hybrid instruments which have both equity and debt features. These include preferred stocks which are measured at fair value using the Monte Carlo Simulation valuation model, if they are indexed to the market prices in a stock exchange. The valuation model uses the historical volatility of the listed stocks as an input, which are not observable in the market, resulting in these instruments being categorized within Level 3. Other types of preferred stocks and other non-hybrid equity instruments are evaluated using valuation techniques for unlisted stocks, which are normally used for private equity investments. The SMBC Group calculates the fair values of these instruments based on the market approach using market multiples or others in which significant unobservable inputs are used. These instruments are categorized within Level 3.

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

Significant Unobservable Inputs

The following tables present quantitative information about significant unobservable inputs used in fair value measurement for Level 3 financial assets and liabilities at March 31, 2018 and 2017.

	At March 31, 2018
	Fair value	Valuation technique(s)(1)	Significant unobservable inputs(1)	Range of inputs(1)
	(In millions)
Financial assets:
Derivative financial instruments:
Currency derivatives	¥14	Option model	Foreign exchange volatility	10%-14%
Equity derivatives	1,880	Option model	Equity volatility	11%-52%
			Equity to equity correlation	45%-94%
Credit derivatives	4,667	CDO pricing model	Additional withdrawal ratio	48%
		Credit Default model	Quanto correlation	15%-90%
Financial assets at fair value through profit or loss:
Debt instruments	10,143	Monte Carlo Simulation	Equity volatility	12%-25%
Equity instruments	18,057	Market multiples	Price/Earnings multiple	8.3x-19.5x
			EV/EBITDA multiple	8.7x
			Liquidity discount	0%-20%
		See note (2) below	—	—
Available-for-sale financial assets:
Debt instruments	154	DCF method	Discount margin	8%
Equity instruments(3)	844,352	Market multiples	Price/Book value multiple	0.3x-2.4x
			Price/Earnings multiple	11.7x-31.4x
			EV/EBITDA multiple	5.4x-16.8x
			Liquidity discount	20%
		Monte Carlo Simulation	Equity volatility	42%-51%
		Net asset value(4)	—	—
		See note (2) below	—	—
Financial liabilities:
Derivative financial instruments:
Currency derivatives	¥14	Option model	Foreign exchange volatility	10%-14%
Credit derivatives	422	Credit Default model	Quanto correlation	20%-30%
Others(5)	833	Option model	Equity volatility	23%-38%
			Equity to equity correlation	45%-94%
			Interest rate to interest rate correlation	31%-100%
		Credit Default model	Quanto correlation	15%-90%

	At March 31, 2017
	Fair value	Valuation technique(s)(1)	Significant unobservable inputs(1)	Range of inputs(1)
	(In millions)
Financial assets:
Derivative financial instruments:
Interest rate derivatives	¥2	Option model	Interest rate volatility	4%
Currency derivatives	22	Option model	Foreign exchange volatility	9%-17%
Equity derivatives	1,327	Option model	Equity volatility	20%-49%
			Equity to equity correlation	44%-93%
Credit derivatives	2,731	CDO pricing model	Additional withdrawal ratio	49%
Financial assets at fair value through profit or loss:
Debt instruments	12,053	Monte Carlo Simulation	Equity volatility	16%-26%
Equity instruments	14,286	Market multiples	Price/Earnings multiple	10.3x-30.2x
			EV/EBITDA multiple	8.1x
			Liquidity discount	0%-20%
		See note (2) below	—	—
Available-for-sale financial assets:
Debt instruments	526	DCF method	Discount margin	9%
Equity instruments	836,252	Market multiples	Price/Book value multiple	0.3x-2.0x
			Price/Earnings multiple	8.7x-42.6x
			EV/EBITDA multiple	5.0x-14.8x
			Liquidity discount	20%
		Monte Carlo Simulation	Equity volatility	20%-51%
		Net asset value(4)	—	—
		See note (2) below	—	—
Financial liabilities:
Derivative financial instruments:
Currency derivatives	¥21	Option model	Foreign exchange volatility	9%-17%
Others(5)	(303)	Option model	Equity volatility	24%-64%
			Equity to equity correlation	44%-93%
			Interest rate to interest rate correlation	14%-100%

(1)	Valuation techniques and unobservable inputs for insignificant Level 3 financial assets and liabilities are excluded.
(2)	Fair values of certain equity instruments such as unlisted stocks are estimated on the basis of an analysis of the investee’s financial position and results, risk profile, prospects and other factors. A range of key inputs is not provided in the table as it is not practical to do so given the nature of such valuation techniques.
(3)	Equity instruments which are classified as available-for-sale financial assets include those at SMFL, which are reclassified as assets held for sale.
(4)	The SMBC Group has determined that the net asset value represents fair values of certain investment funds.
(5)	Embedded derivatives are separately accounted for, but presented together with the host contract in the consolidated statement of financial position. In this table, the embedded derivatives whose host contracts are carried at amortized cost are presented within Others. Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in this table as assets or liabilities to be consistent with the host contract.

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

Correlation

Correlation represents a measure of the relationship between the movements of two variables, which is expressed as a number between plus and minus one. A positive correlation indicates that two variables move in the same direction while a negative correlation indicates that they move in opposite directions. Correlations could be any combination of variables such as interest rates, foreign exchange rates, CDS spread and stock price movements. Thus, both same-asset correlation and cross-asset correlation are used. Interest rate correlation between two different tenors is an example of same-asset correlations while quanto correlation which is the correlation between foreign exchange rates and another variable is an example of cross-asset correlation. These correlations are used in the valuation techniques of complex derivatives and estimated based on historical data. In general, a significant increase in the correlation in isolation would result in either a significantly higher or lower fair value measurement, depending on the terms of the instruments.

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

Price/Earnings, price/book value multiples

Price/Earnings (“P/E”) multiple represents the ratio of the equity value to the net income, while price/book value (“P/B”) multiple represents the ratio of the equity value to the book value. These multiples are estimated based on comparable listed companies. In general, a significant increase in the P/E multiple or P/B multiple in isolation would result in a significantly higher fair value measurement.

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

	At March 31, 2018
	Total fair value measured using valuation techniques	Effect recorded in profit or loss		Effect recorded directly in equity
		Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
	(In millions)
Financial assets:
Derivative financial instruments:
Currency derivatives	¥14	¥80	¥1	¥—	¥—
Equity derivatives	1,880	271	310	—	—
Credit derivatives	4,667	4,515	11,765	—	—
Financial assets at fair value through profit or loss:
Debt instruments	10,143	278	—	—	—
Equity instruments	18,057	361	336	—	—
Available-for-sale financial assets:
Debt instruments	154	—	—	4	2
Equity instruments(1)	844,352	—	—	26,835	25,290

Financial liabilities:
Derivative financial instruments:
Currency derivatives	¥14	¥2	¥80	¥—	¥—
Credit derivatives	422	35	35	—	—
Others(2)	833	1,375	3,090	—	—

	At March 31, 2017
	Total fair value measured using valuation techniques	Effect recorded in profit or loss		Effect recorded directly in equity
		Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
	(In millions)
Financial assets:
Derivative financial instruments:
Interest rate derivatives	¥2	¥7	¥2	¥—	¥—
Currency derivatives	22	93	1	—	—
Equity derivatives	1,327	199	254	—	—
Credit derivatives	2,731	6,706	15,730	—	—
Financial assets at fair value through profit or loss:
Debt instruments	12,053	244	26	—	—
Equity instruments	14,286	99	99	—	—
Available-for-sale financial assets:
Debt instruments	526	—	—	13	13
Equity instruments	836,252	—	—	24,785	24,137
Financial liabilities:
Derivative financial instruments:
Currency derivatives	¥21	¥2	¥92	¥—	¥—
Others(2)	(303)	1,121	1,716	—	—

(1)	Equity instruments which are classified as available-for-sale financial assets include those at SMFL, which are reclassified as assets held for sale.
(2)	Embedded derivatives are separately accounted for, but presented together with the host contract in the consolidated statement of financial position. In this table, the embedded derivatives whose host contracts are carried at amortized cost are presented within Others. Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in this table as assets or liabilities to be consistent with the host contract.

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

Financial Assets and Liabilities Not Carried at Fair Value

The tables below present the carrying amounts and fair values by level within the fair value hierarchy, as described in “Financial Assets and Liabilities Carried at Fair Value—Fair Value Hierarchy,” of financial assets and liabilities not carried at fair value on the SMBC Group’s consolidated statement of financial position at March 31, 2018 and 2017.

		At March 31, 2018
		Carrying amount	Fair value
	Notes		Total	Level 1	Level 2	Level 3
	(In millions)
Financial assets:
Cash and deposits with banks	a	¥54,696,069	¥54,708,231	¥53,401,133	¥1,307,098	¥—
Call loans and bills bought:
Call loans	a	1,858,802	1,859,176	—	1,859,176	—
Bills bought	a	23,078	23,051	—	23,051	—
Reverse repurchase agreements and cash collateral on securities borrowed	a	8,491,703	8,491,858	—	8,491,858	—
Investment securities:
Held-to-maturity investments	b	372,459	374,597	374,597	—	—
Loans and advances	a	85,129,070	87,538,646	—	258,673	87,279,973
Other financial assets	a	3,598,642	3,595,216	—	3,429,143	166,073
Financial assets included in assets held for sale	a	3,098,196	3,224,902	3,824	84,058	3,137,020

Financial liabilities:
Deposits:
Non-interest-bearing deposits, demand deposits and deposits at notice	c	¥84,121,443	¥84,121,124	¥—	¥84,121,124	¥—
Other deposits	c	44,340,084	44,339,583	—	44,339,583	—
Call money and bills sold:
Call money	c	1,190,929	1,190,936	—	1,190,936	—
Bills sold	c	—	—	—	—	—
Repurchase agreements and cash collateral on securities lent	c	12,022,593	12,022,593	—	12,022,593	—
Borrowings	c	10,652,481	10,761,610	—	10,739,893	21,717
Debt securities in issue	c	10,569,117	10,767,745	—	10,587,917	179,828
Other financial liabilities	c	6,691,042	6,691,016	—	6,571,846	119,170
Financial liabilities included in liabilities directly associated with the assets held for sale	c	3,371,556	3,380,139	—	3,380,139	—

		At March 31, 2017
		Carrying amount	Fair value
	Notes		Total	Level 1	Level 2	Level 3
		(In millions)
Financial assets:
Cash and deposits with banks	a	¥47,330,155	¥47,330,763	¥46,244,819	¥1,085,944	¥—
Call loans and bills bought:
Call loans	a	1,860,620	1,860,539	—	1,860,539	—
Bills bought	a	11,589	11,567	—	11,567	—
Reverse repurchase agreements and cash collateral on securities borrowed	a	8,924,385	8,926,312	—	8,926,312	—
Investment securities:
Held-to-maturity investments	b	1,173,419	1,180,319	1,180,319	—	—
Loans and advances	a	95,273,845	98,053,056	—	348,691	97,704,365
Other financial assets	a	3,424,591	3,421,172	—	3,255,765	165,407

Financial liabilities:
Deposits:
Non-interest-bearing deposits, demand deposits and deposits at notice	c	¥81,465,816	¥81,466,078	¥—	¥81,466,078	¥—
Other deposits	c	48,829,474	48,831,229	—	48,831,229	—
Call money and bills sold:
Call money	c	2,088,020	2,088,067	—	2,088,067	—
Bills sold	c	—	—	—	—	—
Repurchase agreements and cash collateral on securities lent	c	9,424,506	9,424,506	—	9,424,506	—
Borrowings	c	12,245,943	12,318,246	—	12,306,066	12,180
Debt securities in issue	c	11,165,623	11,329,967	—	11,257,502	72,465
Other financial liabilities	c	7,201,137	7,200,488	—	7,080,575	119,913

Notes:

a.	(i)	The carrying amounts of deposits with banks without maturity and loans with no specified repayment dates represent a reasonable estimate of fair value, considering the nature of these financial instruments.
	(ii)	Financial assets with a remaining maturity of six months or less: The carrying amounts represent a reasonable estimate of fair value.
	(iii)	Financial assets with a remaining maturity of more than six months: Except for impaired loans and advances, the fair values are mostly determined using discounted cash flow models taking into account certain factors including counterparties’ credit ratings, pledged collateral, and market interest rates. The fair values of impaired loans and advances are generally determined by discounting the estimated future cash flows over the time period they are expected to be recovered, and may be based on the appraisal value of underlying collateral as appropriate.
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

The following tables present the information about the impact of offsetting of financial assets and liabilities in the consolidated statement of financial position in accordance with the criteria described in Note 2 “Summary of Significant Accounting Policies,” as well as the impact of netting of financial instruments that are subject to enforceable master netting arrangements or similar agreements but do not qualify for the offsetting criteria at March 31, 2018 and 2017.

	At March 31, 2018
	Gross amounts of recognized financial assets and liabilities	Gross amounts offset in statement of financial position(1)	Net amounts presented in statement of financial position	Related amounts not offset in statement of financial position(2)		Net amounts
				Financial instruments(3)	Cash collateral
	(In millions)
Financial assets(4):
Reverse repurchase agreements and cash collateral on securities borrowed	¥9,346,594	¥(854,891)	¥8,491,703	¥(8,458,707)	¥—	¥32,996
Derivative financial instruments	4,729,842	(844,571)	3,885,271	(1,999,343)	(479,814)	1,406,114

Total	¥14,076,436	¥(1,699,462)	¥12,376,974	¥(10,458,050)	¥(479,814)	¥1,439,110

Financial liabilities(4):
Repurchase agreements and cash collateral on securities lent	¥12,877,484	¥(854,891)	¥12,022,593	¥(12,019,290)	¥—	¥3,303
Derivative financial instruments	4,526,765	(1,028,749)	3,498,016	(2,009,835)	(587,693)	900,488

Total	¥17,404,249	¥(1,883,640)	¥15,520,609	¥(14,029,125)	¥(587,693)	¥903,791

	At March 31, 2017
	Gross amounts of recognized financial assets and liabilities	Gross amounts offset in statement of financial position(1)	Net amounts presented in statement of financial position	Related amounts not offset in statement of financial position(2)		Net amounts
				Financial instruments(3)	Cash collateral
	(In millions)
Financial assets(4):
Reverse repurchase agreements and cash collateral on securities borrowed	¥9,660,288	¥(735,903)	¥8,924,385	¥(8,889,400)	¥—	¥34,985
Derivative financial instruments	5,178,409	(1,114,427)	4,063,982	(2,227,109)	(318,106)	1,518,767

Total	¥14,838,697	¥(1,850,330)	¥12,988,367	¥(11,116,509)	¥(318,106)	¥1,553,752

Financial liabilities(4):
Repurchase agreements and cash collateral on securities lent	¥10,160,409	¥(735,903)	¥9,424,506	¥(9,410,305)	¥—	¥14,201
Derivative financial instruments	5,178,911	(1,289,217)	3,889,694	(2,208,039)	(719,483)	962,172

Total	¥15,339,320	¥(2,025,120)	¥13,314,200	¥(11,618,344)	¥(719,483)	¥976,373

(1)	Amounts offset for derivative financial instruments include cash collateral.
(2)	The amounts of financial instruments and cash collateral have been limited to the net amounts presented in the consolidated statement of financial position so as not to include any over-collateralization.
(3)	Financial instruments include non-cash collateral at fair value.
(4)	Financial assets and liabilities include amounts that are both subject to and not subject to enforceable master netting arrangements or similar agreements.

The “Gross amounts offset in statement of financial position” column in the above tables represents the impact of offsetting of financial assets and liabilities in the consolidated statement of financial position in accordance with the offsetting criteria. The SMBC Group presents financial assets and liabilities on a net basis in the consolidated statement of financial position only if it currently has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis or realize the asset and settle the liability simultaneously.

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

The SMBC Group classifies risks into the following categories: credit risk, market risk, liquidity risk and operational risk. This note presents information about the SMBC Group’s exposure to credit risk, market risk, and liquidity risk, and its policies and processes for measuring and managing these risks.

On April 1, 2017, the SMBC Group introduced SMBC Group-wide business units and a Group Chief Officers system (“CxO system”). In addition, the SMBC Group transitioned to a company with three statutory committees: a nominating committee, an audit committee and a compensation committee from a board of corporate auditors governance system, following approval at its ordinary general meeting of shareholders held on June 29, 2017. In connection with the foregoing, the SMBC Group changed its risk management system, including by introducing a Group Chief Risk Officer (“CRO”) who reports to the board of directors and its internal committees and conducting various meetings for business executions to centrally identify and manage risks.

Risk Management System

Top management plays an active role in the risk management process out of recognition for the importance of risk management. The SMBC Group-wide basic policies for risk management are determined by the Management Committee before being authorized by the board of directors.

In line with these basic policies for risk management, the functions for managing major risks are consolidated within the Risk Management Unit, which is independent from business units, and the SMBC Group seeks to refine its risk management system through such means as enhancing comprehensive reviews of each risk category. In addition, the Internal Audit Unit conducts internal audits on the status of risk management to verify that risk is appropriately managed.

Risk management systems are in place at individual SMBC Group companies that have been established based on the characteristics of their particular businesses and in accordance with the basic policies. Furthermore, the SMBC Group is sharing information on SMBC Group-wide risk management and strengthening related systems through the Group CRO Committee, which consists of the Group CRO and risk management representatives from strategically important SMBC Group companies.

The diagram below represents the risk management system of the SMBC Group.

Risk Capital Management

In managing credit risk, market risk, and operational risk affecting the entire SMBC Group, the SMBC Group applies a uniform standard, risk capital based on value at risk (“VaR”), for use in monitoring and managing risks. This standard is applied while taking into account the characteristics of each risk and of the businesses of SMBC Group companies. Specific risk capital measures include setting upper limits for risk exposure based on SMBC Group-wide and business unit risk appetite and SMBC Group-wide management constitution. Each business unit operates business operation within that limit. Through these precautions, the SMBC Group practices management that maintains an appropriate balance between risks and returns based on a comprehensive perspective and secures sufficient financial soundness.

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

Credit risk management system

Credit risk is the most significant risk to which the SMBC Group is exposed. The purpose of credit risk management is to keep the credit risk exposure to a permissible level relative to capital, to maintain the quality of assets and to ensure returns commensurate with risk.

At the SMBC Group, the Group CRO formulates credit risk management policies each year on the basis of Group-wide basic policies for risk management. The Credit & Investment Planning Department, responsible for the comprehensive management of credit risk, drafts and administers credit risk regulations including the Group credit policies, manages non-performing loans (“NPLs”), and performs other aspects of credit portfolio management. Also, the Credit Risk Committee deliberates on matters related to Group-wide credit portfolios. The SMBC Group companies follow the fundamental principles established by the SMBC Group to assess and manage credit risk. Each of SMBC Group companies manages credit risk according to the nature of its business, and assesses and manages the credit risks of individual loans and credit portfolios quantitatively, using consistent standards.

The following chart shows the credit risk management system of SMBC, the SMBC Group’s significant banking subsidiary.

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

The credit departments of SMBC within each business unit conduct credit risk management for loans handled by its unit and manage portfolios of its unit. The credit limits they use are based on the baseline amounts that the Credit & Investment Planning Department establishes for each grading category, with particular attention paid to evaluating and managing customers or loans perceived to have particularly high credit risk. The Corporate Research Department engages in research on industries and analyzes the business and financial conditions of borrower enterprises to detect early signs of problems or growth potential. The Credit Administration Department is responsible for handling NPLs of borrowers classified as potentially bankrupt or lower, and formulates plans for workouts, including write-offs, and corporate rehabilitation. The department closely liaises with SMBC Servicer Co., Ltd., an SMBC Group company, which engages in related services to efficiently reduce the amount of NPLs, including through the sale of loans.

The Internal Audit Unit of SMBC, operating independently of the business units, audits asset quality, accuracy of grading and state of credit risk management, and reports the results directly to the board of directors and the Management Committee.

SMBC has established the Credit Risk Committee to undertake control of credit risk and to ensure the overall soundness of the loan operations.

Credit risk management methods

To effectively manage the risk involved in individual loans as well as the credit portfolio as a whole, the SMBC Group first acknowledges that every loan entails credit risk, assesses the credit risk posed by each borrower and loan using an internal rating system, and quantifies that risk for control purposes.

Credit risk evaluation

At SMBC, the Credit & Investment Planning Department manages an internal rating system for each asset control category set according to portfolio characteristics. For example, credits to commercial and industrial (“C&I”) companies, individuals for business purposes (domestic only), sovereigns, public sector entities, and financial institutions are assigned an “obligor grade,” which indicates the borrower’s creditworthiness, and/or “facility grade,” which indicates the collectability of assets taking into account the transaction conditions such as guarantee/collateral, and tenor. The business units determine an obligor grade by first assigning a financial grade using a financial strength grading model and data obtained from the obligor’s financial statements, including net worth and cash flows. The financial grade is then adjusted taking into account the actual state of the obligor’s financial position and qualitative factors to derive the obligor grade. The qualitative factors mainly include the expected future cash flows taking into account factors such as historical loss information, the appropriateness of the borrower’s business plan or operational improvement plan, the status of progress of its plan, and the overall support from financial institutions. In the event that the borrower is domiciled overseas, internal ratings for credit are made after taking into consideration the country rank, which represents an assessment of the credit quality of each country based on its political and economic situation, as well as its current account balance and external debt. Obligor grades and facility grades are reviewed once a year and as otherwise necessary, such as when there are changes in the credit situation. The SMBC Group’s subsidiaries carry out credit risk evaluations in line with SMBC.

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

The Credit & Investment Planning Department of SMBC centrally manages the internal rating systems, and designs, operates, supervises and validates the grading models. It validates the grading models (including statistical validation) of main assets following the procedure manual once a year to ensure their effectiveness and suitability.

Quantification of credit risk

At SMBC, credit risk quantification refers to the process of estimating the degree of credit risk of a portfolio or individual loan taking into account not just the obligor’s probability of default (“PD”), but also the concentration of risk in a specific customer or industry and the loss impact of fluctuations in the value of collateral, such as real estate and securities.

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

Credit portfolio management

Risk-taking within the scope of capital

To keep the credit risk exposure to a permissible level relative to capital, the Corporate Risk Management Department of the Company sets a credit risk capital limit for internal control purposes. Under this limit, sub-limits are set for each business unit. The Corporate Risk Management Department conducts monthly monitoring to make sure that these limits are being followed.

Controlling concentration risk

As the SMBC Group’s equity capital may be materially impaired in the event that the credit concentration risk becomes apparent, the Credit & Investment Planning Department of the Company therefore takes measures to manage concentration risks, such as introducing large exposure limits and conducting intensive loan reviews for obligors with large exposures, with an increased focus on industrial sectors with an excessive concentration of credit risk. Further, to manage country risk, SMBC’s Credit Department of the International Banking Unit has credit limit guidelines based on each country’s creditworthiness.

Toward active portfolio management

SMBC’s Credit Portfolio Management Department makes use of credit derivatives, loan asset sales, and other instruments to proactively and flexibly manage its portfolio to stabilize credit risk.

Maximum exposure to credit risk before collateral held or other credit enhancements

The following table shows the maximum exposure to credit risk before taking into account any collateral held or other credit enhancements at March 31, 2018 and 2017.

	At March 31,
	2018	2017
	(In millions)
Credit risk exposures relating to assets on the consolidated statement of financial position:
Deposits with banks	¥53,992,931	¥46,207,027
Call loans and bills bought	1,881,880	1,872,209
Reverse repurchase agreements and cash collateral on securities borrowed	8,491,703	8,924,385
Trading assets	2,841,148	3,339,928
Derivative financial instruments	3,885,271	4,063,982
Financial assets at fair value through profit or loss	1,528,921	1,582,957
Investment securities:
Held-to-maturity investments	372,459	1,173,419
Available-for-sale financial assets	14,282,706	12,123,770
Loans and advances	85,129,070	95,273,845
Other financial assets	3,598,642	3,424,591
Financial assets included in assets held for sale	3,099,888	—
Credit risk exposures relating to off-balance sheet items(1):
Loan commitments	60,107,128	62,357,210
Financial guarantees and other credit-related contingent liabilities	8,426,245	7,924,711

Total	¥247,637,992	¥248,268,034

(1)	The off-balance sheet items represent the nominal amounts of undrawn loan commitments, financial guarantees and other credit-related contingent liabilities.

Based on the table above, excluding loan commitments (refer to Note 41 “Contingency and Capital Commitments”), the majority of the total exposure to credit risk is derived from “Loans and advances” and “Available-for-sale financial assets.”

Collateral and other credit enhancements

The SMBC Group considers the acquisition of collateral and guarantees as a secondary repayment source to further enhance loan recovery and minimize credit risk. Based on the assessment of a borrower’s real financial condition and potential future cash flows, the SMBC Group shall analyze the borrower’s repayment ability and require sufficient collateral in the form of an asset or third-party obligation. This serves to mitigate the inherent credit risk in the exposure, by either improving recoveries in the event of a default or transferring the borrower’s obligation to guarantors. Collateral received is mainly segregated into (1) financial collateral such as cash, deposits and securities, (2) real estate collateral such as land and buildings, and (3) guarantees received from sovereigns, municipal corporations, credit guarantee corporations and other public entities, financial institutions, and other companies.

The SMBC Group’s credit risk management is mainly based on an analysis of the repayment ability from the cash flows of the borrower’s business performance, and the collateral and other credit enhancements are considered as secondary repayment sources in the SMBC Group’s business practice. At the time of the primary lending decision, the SMBC Group evaluates the collateral on an individual borrower basis to consider its financial effect for mitigating credit risk. The re-evaluation of the collateral and other credit enhancements will be performed regularly, depending on the borrower’s creditworthiness. In case there is a significant change in the borrower’s repayment ability due to a deterioration in its creditworthiness and/or its cash flows, the SMBC Group may utilize the collateral and other credit enhancements as a source of repayment.

The following table shows the financial effect of collateral and other credit enhancements on loans and advances for borrowers requiring caution and impaired loans and advances at March 31, 2018 and 2017. The maximum collateral amounts included in the disclosure are limited to the carrying value of loans and advances where the credit exposure is over-collateralized.

	At March 31,
	2018	2017
	(In millions)
Loans and advances for borrowers requiring caution and impaired loans and advances	¥1,965,681	¥3,212,447
Financial effect of collateral and other credit enhancements	959,015	1,422,996

Concentration of risks of loans and advances with credit risk exposure

An analysis of concentrations of credit risk from loans and advances by geographical sector and industry sector at March 31, 2018 and 2017 is shown below. The concentration by geographical sector is measured based on the domicile of the borrower.

Geographical sector

	At March 31,
	2018	2017
	(In millions)
Domestic	¥57,830,627	¥68,020,094
Foreign:
Americas	11,221,244	11,417,162
Europe	4,949,471	5,031,197
Asia	8,423,747	8,412,109
Others	3,434,838	3,310,164

Total foreign	28,029,300	28,170,632

Gross loans and advances	85,859,927	96,190,726
Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net	(239,181)	(236,425)
Less: Allowance for loan losses	(491,676)	(680,456)

Net loans and advances	¥85,129,070	¥95,273,845

Industry sector

	At March 31,
	2018	2017
	(In millions)
Domestic:
Manufacturing	¥7,961,620	¥9,578,147
Agriculture, forestry, fisheries and mining	145,957	174,021
Construction	947,765	1,151,989
Transportation, communications and public enterprises	5,424,054	5,365,225
Wholesale and retail	5,288,767	5,721,005
Finance and insurance	2,777,862	2,844,546
Real estate and goods rental and leasing	9,017,664	10,101,846
Services	4,255,228	4,885,247
Municipalities	1,000,286	1,216,211
Lease financing	14,629	2,706,641
Consumer(1)	16,363,489	19,096,755
Others	4,633,306	5,178,461

Total domestic	57,830,627	68,020,094

Foreign:
Public sector	372,008	299,746
Financial institutions	4,496,646	4,588,001
Commerce and industry	21,023,885	21,041,905
Lease financing	357,660	404,658
Others	1,779,101	1,836,322

Total foreign	28,029,300	28,170,632

Gross loans and advances	85,859,927	96,190,726
Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net	(239,181)	(236,425)
Less: Allowance for loan losses	(491,676)	(680,456)

Net loans and advances	¥85,129,070	¥95,273,845

(1)	The balance in Consumer mainly consists of housing loans. The housing loan balances amounted to ¥11,482,678 million and ¥13,766,771 million at March 31, 2018 and 2017, respectively.

The following tables show a disaggregation of the structured finance loans and advances balances, where the repayment source is limited to the cash flows generated by a particular business or asset, and the balances of secured or unsecured consumer loans at March 31, 2018 and 2017. These loans and advances are included in the preceding tables.

Structured finance:

	At March 31,
	2018	2017
	(In millions)
Real estate finance	¥2,421,408	¥2,222,530
Project finance	3,976,222	3,859,424
Other structured finance	374,430	370,160

Total structured finance	¥6,772,060	¥6,452,114

Consumer:

	At March 31,
	2018	2017
	(In millions)
Secured loans(1)	¥12,255,845	¥14,994,042
Unsecured loans	4,107,644	4,102,713

Total consumer	¥16,363,489	¥19,096,755

(1)	The secured loans and advances mainly represent housing loans. The housing loan balances amounted to ¥11,482,678 million and ¥13,766,771 million at March 31, 2018 and 2017, respectively.

Loans and advances by credit quality category

Loans and advances are summarized as follows:

	At March 31,
	2018	2017
	(In millions)
Neither past due nor impaired	¥84,856,335	¥94,825,134
Past due but not impaired	124,724	136,904
Impaired(1)	878,868	1,228,688

Gross loans and advances	85,859,927	96,190,726
Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net	(239,181)	(236,425)
Less: Allowance for loan losses	(491,676)	(680,456)

Net loans and advances	¥85,129,070	¥95,273,845

(1)	Loans and advances to borrowers who are classified in the borrower categories of substandard borrowers, potentially bankrupt borrowers, effectively bankrupt borrowers, and bankrupt borrowers described in the obligor grading system represent impaired loans and advances.

Loans and advances neither past due nor impaired

The following tables show the credit quality of the portfolio of loans and advances that were neither past due nor impaired, by geography and by industry based on the corporate obligor grading system of SMBC at March 31, 2018 and 2017. Since the internal rating system of SMBC’s consumer portfolio differs from the corporate obligor grading system, the balances of loans and advances to consumers are included in the grade category of “Other.” Additionally, as the SMBC Group’s subsidiaries are adopting various internal rating systems which differ from SMBC, the grade category of “Other” also includes some balances of loans and advances held by those subsidiaries.

	At March 31, 2018
	Normal				Requiring Caution
	J 1-3	J 4-6	Japanese government and local municipal corporations	Other	J 7	Other	Total
	(In millions)
Domestic:
Manufacturing	¥4,275,861	¥2,190,117	¥—	¥1,196,566	¥199,616	¥22,681	¥7,884,841
Agriculture, forestry, fisheries and mining	81,900	42,892	13,973	207	599	—	139,571
Construction	319,394	468,222	—	119,439	26,779	459	934,293
Transportation, communications and public enterprises	4,069,995	1,066,246	86,932	133,132	46,657	148	5,403,110
Wholesale and retail	2,333,434	2,399,747	—	297,583	155,584	1,421	5,187,769
Finance and insurance	1,801,410	349,934	2,785	618,935	1,630	5	2,774,699
Real estate and goods rental and leasing	5,696,289	3,082,764	13,696	95,634	87,218	7	8,975,608
Services	1,599,011	2,355,545	37,693	94,218	96,498	115	4,183,080
Municipalities	—	—	1,000,286	—	—	—	1,000,286
Lease financing	—	—	—	14,629	—	—	14,629
Consumer(1)	—	234	—	15,900,425	1,669	73,180	15,975,508
Others	53,633	2,057,571	1,685,694	728,206	69,005	680	4,594,789

Total domestic	20,230,927	14,013,272	2,841,059	19,198,974	685,255	98,696	57,068,183

	G 1-3	G 4-6	—	Other	G 7	Other	Total
Foreign:
Public sector	191,678	81,448	—	97,890	30	941	371,987
Financial institutions	2,381,927	338,659	—	1,752,693	—	7,891	4,481,170
Commerce and industry	14,009,273	2,425,819	—	4,114,066	222,395	53,793	20,825,346
Lease financing	23,290	—	—	330,406	—	3,964	357,660
Others	1,194,334	161,795	—	383,463	9,964	2,433	1,751,989

Total foreign	17,800,502	3,007,721	—	6,678,518	232,389	69,022	27,788,152

Total	¥38,031,429	¥17,020,993	¥2,841,059	¥25,877,492	¥917,644	¥167,718	¥84,856,335

(1)	The balance in the grade category of “Other” in Consumer includes housing loans, which amounted to ¥11,302,350 million and ¥51,189 million for the borrower category of Normal and Requiring Caution, respectively.

	At March 31, 2017
	Normal				Requiring Caution
	J 1-3	J 4-6	Japanese government and local municipal corporations	Other	J 7	Other	Total
	(In millions)
Domestic:
Manufacturing	¥5,220,451	¥2,294,471	¥—	¥1,528,465	¥371,365	¥34,956	¥9,449,708
Agriculture, forestry, fisheries and mining	111,241	45,573	500	5,955	7,905	588	171,762
Construction	271,321	479,408	—	323,281	33,050	16,279	1,123,339
Transportation, communications and public enterprises	3,000,896	1,805,631	129,708	317,943	58,684	18,869	5,331,731
Wholesale and retail	2,182,359	2,483,635	—	733,264	155,778	36,234	5,591,270
Finance and insurance	1,897,381	346,939	3,243	575,688	1,344	15,702	2,840,297
Real estate and goods rental and leasing	5,188,687	3,028,913	35,078	1,496,839	99,237	104,524	9,953,278
Services	1,552,427	2,350,110	34,826	690,201	97,651	45,520	4,770,735
Municipalities	—	—	1,042,346	157,144	—	16,721	1,216,211
Lease financing	—	—	—	2,610,519	—	87,533	2,698,052
Consumer(1)	—	146	—	18,470,768	3,012	183,247	18,657,173
Others	53,091	2,090,278	2,298,829	590,353	94,415	6,101	5,133,067

Total domestic	19,477,854	14,925,104	3,544,530	27,500,420	922,441	566,274	66,936,623

	G 1-3	G 4-6	—	Other	G 7	Other	Total
Foreign:
Public sector	220,796	72,198	—	6,516	—	211	299,721
Financial institutions	2,586,295	431,372	—	1,538,913	—	24,481	4,581,061
Commerce and industry	14,068,055	2,546,812	—	3,778,524	306,315	106,831	20,806,537
Lease financing	24,592	—	—	355,141	—	12,763	392,496
Others	1,219,303	181,808	—	386,418	10,914	10,253	1,808,696

Total foreign	18,119,041	3,232,190	—	6,065,512	317,229	154,539	27,888,511

Total	¥37,596,895	¥18,157,294	¥3,544,530	¥33,565,932	¥1,239,670	¥720,813	¥94,825,134

(1)	The balance in the grade category of “Other” in Consumer includes housing loans, which amounted to ¥13,519,680 million and ¥70,963 million for the borrower category of Normal and Requiring Caution, respectively.

Loans and advances past due but not impaired

The SMBC Group assesses the credit quality of loans and advances taking into account past due information on a borrower basis, and does not comprehensively collate the data related to the age analysis of loans and advances that were past due but not impaired on an individual basis. The aggregate balances of loans and advances of borrowers with one or more facilities, where any of the facilities are past due for less than three months but not impaired as at March 31, 2018 and 2017 were ¥163,902 million and ¥167,159 million, respectively. Those aggregate balances therefore include individual loans and advances which are not past due. Thus, in the tables below, the SMBC Group provides the amount of loans and advances where the final payment at contractual maturity is past due, by geography and by industry, at March 31, 2018 and 2017. For reference, since all the loans and advances that are past due over three months are treated as impaired, those loans and advances are not included in the tables below.

	At March 31, 2018
	Past due up to 1 month	Past due 1-2 months	Past due 2-3 months	Total
	(In millions)
Domestic:
Manufacturing	¥476	¥50	¥—	¥526
Agriculture, forestry, fisheries and mining	—	—	—	—
Construction	1	10	51	62
Transportation, communications and public enterprises	45	—	—	45
Wholesale and retail	2,240	318	21	2,579
Finance and insurance	65	76	—	141
Real estate and goods rental and leasing	73	44	—	117
Services	245	—	—	245
Lease financing	—	—	—	—
Consumer	55,020	10,298	3,378	68,696
Others	2,791	44	21	2,856

Total domestic	60,956	10,840	3,471	75,267

Foreign:
Financial institutions	11,934	165	1,548	13,647
Commerce and industry	14,822	2,705	13,554	31,081
Others	2,402	1,676	651	4,729

Total foreign	29,158	4,546	15,753	49,457

Total	¥90,114	¥15,386	¥19,224	¥124,724

	At March 31, 2017
	Past due up to 1 month	Past due 1-2 months	Past due 2-3 months	Total
	(In millions)
Domestic:
Manufacturing	¥701	¥153	¥4	¥858
Agriculture, forestry, fisheries and mining	8	—	—	8
Construction	423	118	27	568
Transportation, communications and public enterprises	612	2	—	614
Wholesale and retail	5,436	1,345	235	7,016
Finance and insurance	59	55	—	114
Real estate and goods rental and leasing	832	164	56	1,052
Services	1,421	306	212	1,939
Lease financing	523	51	46	620
Consumer	41,103	12,508	22,666	76,277
Others	3,617	—	531	4,148

Total domestic	54,735	14,702	23,777	93,214

Foreign:
Financial institutions	2,313	234	2,022	4,569
Commerce and industry	17,326	8,418	9,641	35,385
Others	1,822	1,293	621	3,736

Total foreign	21,461	9,945	12,284	43,690

Total	¥76,196	¥24,647	¥36,061	¥136,904

Impaired loans and advances

The following table shows the impaired loans and advances, by geography and by industry, at March 31, 2018 and 2017.

	At March 31,
	2018	2017
	(In millions)
Domestic:
Manufacturing	¥76,253	¥127,581
Agriculture, forestry, fisheries and mining	6,386	2,251
Construction	13,410	28,082
Transportation, communications and public enterprises	20,899	32,880
Wholesale and retail	98,419	122,719
Finance and insurance	3,022	4,135
Real estate and goods rental and leasing	41,939	147,516
Services	71,903	112,573
Lease financing	—	7,969
Consumer	319,285	363,305
Others	35,661	41,246

Total domestic	687,177	990,257

Foreign:
Public sector	21	25
Financial institutions	1,829	2,371
Commerce and industry	167,458	199,983
Lease financing	—	12,162
Others	22,383	23,890

Total foreign	191,691	238,431

Total impaired loans and advances before allowance for loan losses	878,868	1,228,688

Less: Allowance for loan losses for impaired loans and advances	(369,386)	(532,451)

Net impaired loans and advances	¥509,482	¥696,237

Renegotiated loans and advances

The following table shows loans and advances at March 31, 2018 and 2017 that would otherwise be past due or impaired, but whose terms have been renegotiated without providing any financial concessions. These loans and advances are mainly classified as requiring caution in the table of “Loans and advances neither past due nor impaired” in the section “Loans and advances by credit quality category.”

The SMBC Group continually assesses the creditworthiness of a borrower for whom terms of the loans and advances have been renegotiated, taking into account the actual state of the borrower’s financial position and qualitative factors. Further details are described in “Credit risk evaluation” in the section “Credit risk management methods.” Loans and advances whose terms have been renegotiated and financial concessions have been provided are reported as impaired and included in the table of “Impaired loans and advances” in the section “Loans and advances by credit quality category.”

	At March 31,
	2018	2017
	(In millions)
Renegotiated loans and advances	¥292,466	¥463,092

Trading assets and investment securities

The following table shows an analysis of trading assets, financial assets at fair value through profit or loss, held-to-maturity investments and available-for-sale financial assets based on the external rating system at March 31, 2018 and 2017, excluding equity instruments. Collateral is generally not obtained directly from the issuers.

	At March 31, 2018
	Trading assets	Financial assets at fair value through profit or loss	Held-to-maturity investments	Available-for-sale financial assets	Total
	(In millions)
AAA	¥190,650	¥—	¥—	¥4,865,723	¥5,056,373
AA- to AA+	2,399,644	1,518,748	372,459	8,538,879	12,829,730
A- to A+	192,943	—	—	276,042	468,985
Lower than A-	56,458	—	—	532,626	589,084
Unrated	1,453	10,173	—	69,436	81,062

Total	¥2,841,148	¥1,528,921	¥372,459	¥14,282,706	¥19,025,234

Impaired available-for-sale financial assets with a carrying amount of ¥154 million at March 31, 2018 are included in the table above.

	At March 31, 2017
	Trading assets	Financial assets at fair value through profit or loss	Held-to-maturity investments	Available-for-sale financial assets	Total
	(In millions)
AAA	¥242,240	¥—	¥—	¥4,666,664	¥4,908,904
AA- to AA+	2,803,467	1,570,904	1,173,419	6,822,953	12,370,743
A- to A+	236,348	—	—	132,943	369,291
Lower than A-	39,380	—	—	482,097	521,477
Unrated	18,493	12,053	—	19,113	49,659

Total	¥3,339,928	¥1,582,957	¥1,173,419	¥12,123,770	¥18,220,074

Impaired available-for-sale financial assets with a carrying amount of ¥526 million at March 31, 2017 are included in the table above.

Credit risk from derivative financial instruments

The SMBC Group maintains control limits on derivative positions, by both amount and term. At any one time, the amount subject to credit risk is limited to the fair value of derivative financial instruments that are favorable to the SMBC Group (i.e., assets where their fair value is positive).

The SMBC Group’s credit risk from derivatives is mitigated where possible through netting agreements whereby derivative assets and liabilities with the same counterparty can be offset. Netting agreements, such as the ISDA master agreement, allow the netting of obligations arising under all of the derivative transactions that the agreement covers upon the counterparty’s default, regardless of maturity and currency, resulting in a single net claim against the counterparty. The SMBC Group’s credit risk is also mitigated by collateral arrangements through the credit support annex, resulting in collateral delivered or received regularly based on the replacement costs of derivatives.

Market Risk and Liquidity Risk

Market risk is the possibility that fluctuations in interest rates, foreign exchange rates, stock prices or other market prices will change the market value of financial products, leading to a loss. The purpose of market risk management is to keep the market risk exposure to a permissible level relative to capital.

Liquidity risk is defined as the uncertainty around the ability to meet debt obligations without incurring unacceptably large losses. An example of such risk is the possible inability to meet current and future cash flow/ collateral needs, both expected and unexpected. In such cases, the SMBC Group may be required to raise funds at less than favorable rates or be unable to raise sufficient funds for settlement. The purpose of liquidity risk management is to ensure that the SMBC Group is in a position to address its liquidity obligations through monitoring the liquidity gap between assets and liabilities, and by maintaining highly liquid supplementary funding resources.

On the basis of the SMBC Group-wide basic policies for risk management, the SMBC Group has a quantitative management process to control market and liquidity risks on an SMBC Group-wide basis by setting allowable risk limits by company. The SMBC Group at least annually reviews and identifies which companies primarily carry the market and liquidity risks within the SMBC Group. The SMBC Group sets permissible levels and upper limits of risk for each identified company in consideration of those companies’ business plans. The SMBC Group ensures that each identified company establishes a risk management system that is appropriate to the risks it faces, and has built-in transparent risk management processes which clearly separating front, middle and back office operations, and establishes a control system of mutual checks and balances.

Framework for market and liquidity risk management

The board of directors authorizes important matters relating to the management of market and liquidity risks, such as the basic policies and risk limits, which are decided by the Management Committee. The Corporate Risk Management Department, which is independent of the business units that directly handle market transactions, manages market and liquidity risks in an integrated manner. The Corporate Risk Management Department not only monitors the current risk situations but also reports regularly to the Management Committee and the board of directors.

Additionally, the Asset Liability Management (“ALM”) Committee meets on a quarterly basis to examine reports on the state of market risk management and to discuss the Group’s ALM operation policies. Furthermore, SMBC’s ALM Committee meets on a monthly basis to examine reports on the state of observance of SMBC’s limits on market and liquidity risks, and to discuss SMBC’s ALM operations.

The Internal Audit Unit of SMBC also periodically performs internal audits to verify that the risk management framework is functioning properly.

The following chart shows the market and liquidity risk management system of SMBC.

Market risk management methods

The SMBC Group manages market risk derived from trading activities and non-trading activities, including strategic equity investment and other transactions within the risk capital limit which is determined by taking into account SMFG’s shareholders’ equity and other principal indicators of the financial position. The SMBC Group also establishes an upper limit on VaR and losses within the risk capital limits.

The SMBC Group’s market risk can be divided into various factors: interest rates, foreign exchange rates, equity prices and option risks. The SMBC Group manages each of these risks by employing the VaR method as well as supplemental indicators suitable for managing each risk, such as the basis point value (“BPV”).

VaR is the largest predicted loss that is possible given a fixed confidence interval. For example, the SMBC Group’s VaR indicates the largest loss that is possible for a holding period of one day and a confidence interval of 99.0%. BPV is the amount of change in assessed value as a result of a one-basis-point (0.01%) movement in interest rates.

Value at risk

The principal SMBC Group companies’ internal VaR model makes use of historical data to prepare scenarios for market fluctuations and, by conducting simulations of gains and losses on a net position basis, the model estimates the maximum losses that may occur. The VaR calculation method the SMBC Group employs for both trading and non-trading activities is based mainly on the following:

•	the historical simulation method;

•	a one-sided confidence interval of 99.0%;

•	a one-day holding period (a one-year holding period for the strategic equity investment portfolio); and

•	an observation period of four years (ten years for the strategic equity investment portfolio).

This method is reviewed periodically and refined, if necessary.

The relationship between the VaR calculated by the model and the actual profit and loss data is back-tested periodically. There were no significant excess losses in the back-testing results including the trading accounts. The back-testing results are reviewed by management, which also monitors the ongoing suitability of the VaR model.

The following tables show the SMBC Group’s VaR by risk category and these figures are prepared based on the internal reporting provided to management. The SMBC Group’s material market risk exposure categories consist of interest rate risk, foreign exchange risk, equities and commodities risk and others. The section headed “VaR for Trading Activity” shows VaR for instruments entered into for trading purposes and the VaR model for the trading book includes principal consolidated subsidiaries. The section headed “VaR for Non-Trading Activity” shows VaR for instruments entered into for purposes other than trading purposes. “Strategic Equity Investment” in the “VaR for Non-Trading Activity” section is a portfolio that consists principally of publicly traded Japanese equities. This portfolio, like that of other financial institutions in Japan, has historically included shares of the SMBC Group’s customers.

(a)	VaR for Trading Activity

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the fiscal year ended March 31, 2018:
SMBC Consolidated
Maximum	¥3.2	¥4.3	¥3.9	¥3.6	¥11.2
Minimum	1.3	1.2	0.0	1.4	3.5
Daily average	2.1	2.4	1.5	2.3	7.2
At March 31, 2018	2.6	3.6	0.0	3.2	8.1
SMFG Consolidated
Maximum	¥30.9	¥5.0	¥11.4	¥3.6	¥39.5
Minimum	6.7	1.5	4.3	1.4	14.5
Daily average	12.3	3.0	6.3	2.3	22.1
At March 31, 2018	11.3	4.3	4.3	3.2	21.5

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the fiscal year ended March 31, 2017:
SMBC Consolidated
Maximum	¥19.2	¥3.1	¥5.3	¥2.5	¥22.6
Minimum	1.5	1.0	0.3	1.2	3.9
Daily average	8.1	1.7	1.8	1.7	11.8
At March 31, 2017	1.9	1.2	0.4	1.7	3.9
SMFG Consolidated
Maximum	¥27.9	¥3.9	¥5.8	¥2.5	¥34.0
Minimum	10.3	1.2	1.1	1.2	13.1
Daily average	16.1	1.9	3.1	1.7	21.4
At March 31, 2017	16.7	1.6	4.2	1.7	23.6

(1)	Total for “Maximum,” “Minimum,” and “Daily average” represent the maximum, minimum and daily average of the total of the trading book. For certain subsidiaries, the SMBC Group employs the standardized method and/or the historical simulation method for the VaR calculation method.

(b)	VaR for Non-Trading Activity

(i)	Banking

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the fiscal year ended March 31, 2018:
SMBC Consolidated
Maximum	¥31.5	¥0.0	¥39.9	¥0.0	¥54.5
Minimum	25.2	0.0	21.5	0.0	38.0
Daily average	27.4	0.0	30.4	0.0	44.4
At March 31, 2018	31.3	0.0	28.1	0.0	45.7
SMFG Consolidated
Maximum	¥34.0	¥0.0	¥39.9	¥0.0	¥57.0
Minimum	27.8	0.0	21.6	0.0	40.8
Daily average	30.2	0.0	30.5	0.0	47.2
At March 31, 2018	33.7	0.0	28.1	0.0	48.2

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the fiscal year ended March 31, 2017:
SMBC Consolidated
Maximum	¥34.2	¥0.0	¥38.9	¥0.0	¥49.9
Minimum	23.2	0.0	24.7	0.0	37.8
Daily average	27.0	0.0	32.1	0.0	43.0
At March 31, 2017	27.4	0.0	34.2	0.0	44.1
SMFG Consolidated
Maximum	¥37.3	¥0.0	¥38.9	¥0.0	¥53.2
Minimum	26.4	0.0	24.8	0.0	40.2
Daily average	30.0	0.0	32.2	0.0	46.1
At March 31, 2017	30.6	0.0	34.3	0.0	47.4

(1)	Total for “Maximum,” “Minimum,” and “Daily average” represent the maximum, minimum and daily average of the total of the banking book.

(ii)	Strategic Equity Investment

Equities risk
(In billions)
For the fiscal year ended March 31, 2018:
SMBC Consolidated
Maximum	¥1,622.9
Minimum	1,309.8
Daily average	1,456.6
At March 31, 2018	1,389.4

SMFG Consolidated
Maximum	¥1,855.9
Minimum	1,488.1
Daily average	1,664.2
At March 31, 2018	1,603.6

Equities risk
(In billions)
For the fiscal year ended March 31, 2017:
SMBC Consolidated
Maximum	¥1,421.0
Minimum	1,146.2
Daily average	1,303.7
At March 31, 2017	1,361.8

SMFG Consolidated
Maximum	¥1,603.9
Minimum	1,272.8
Daily average	1,460.5
At March 31, 2017	1,544.5

Stress tests

The market occasionally undergoes extreme fluctuations that exceed projections. Therefore, to manage market risk, it is important to run simulations of situations that may occur only once in many years, or so-called stress tests. To prepare for unexpected market swings, the SMBC Group performs stress tests on a monthly basis based on various scenarios.

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

To supplement the above limitations of VaR methodologies, the SMBC Group adopts various indices to measure and monitor the sensitivity of interest rates, including delta, gamma and vega risks. The SMBC Group considers BPV as one of the most significant indices to manage interest rate risk. BPV is the amount of change in the value to the banking and trading book as a result of a one-basis-point (0.01%) movement in interest rates. The principal SMBC Group companies use BPV to monitor interest rate risk, not only on a net basis, but also by term to prevent the concentration of interest rate risk in a specific period. In addition, as previously addressed, the SMBC Group enhances the risk management methods of VaR and BPV by using them in combination with back-testing and stress tests.

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

Based on the new standards for interest rate risk in the banking book issued by the Basel Committee on Banking Supervision (“BCBS”) in April 2016, the FSA revised the related regulatory guidelines pertaining to monitoring of interest rate risks in the banking book in December 2017. The revised disclosure requirements with respect to the changes in economic value of equity (“ΔEVE”) in the banking book as a result of interest rate shocks have been applied from March 31, 2018. ΔEVE is defined as a decline in economic value as a result of an interest rate shock. It is calculated by multiplying the interest rate sensitivity (excluding credit spread) and interest rate change. The FSA implements a “materiality test” to identify banks taking excessive interest rate risks. Under the materiality test, the FSA monitors the ratio of ΔEVE to Tier 1 capital based on a set of prescribed interest rate shock scenarios. The threshold applied by the FSA is 15% and the ratios for SMBC and SMFG on a consolidated basis at March 31, 2018 were 4.8% and 4.2%, respectively.

Under the related regulatory guidelines prior to the revisions pertaining to monitoring of interest rate risks in the banking book published by FSA in December 2017, a bank would fall into the category of “outlier bank,” as stipulated under Pillar 2 of the Basel Capital Accord, in the event the economic value of that bank declines by more than 20% of total capital as a result of interest rate shocks. This ratio, known as the outlier ratio, was 1.5% for SMBC on a consolidated basis at March 31, 2017, substantially below the 20% criterion. The decline in economic value based on the outlier framework of SMBC on a consolidated basis is shown in the following table.

At March 31, 2017
(In billions, except percentages)
SMBC Consolidated
Total	¥150.5
Impact of yen interest rates	77.2
Impact of U.S. dollar interest rates	50.8
Impact of euro interest rates	8.8
Percentage of total capital	1.5%

Note:	Decline in economic value is the decline of the present value of a banking portfolio after interest rate shocks (1st and 99th percentile of observed interest rate changes using a one-year holding period and an observation period of five years).

(b)	Foreign exchange risk

The principal SMBC Group companies set risk limits for each currency to manage the concentration of the foreign currency position. The foreign exchange risk is immaterial as shown above in VaR by risk category.

(c)	Strategic equity investment risk

The SMBC Group establishes limits on allowable risk for strategic equity investments and monitors the observance of those limits to keep stock price fluctuation risk within acceptable parameters. The SMBC Group has been reducing its strategic equity investments, and the balance is within a permitted level, which is less than 100% of the SMBC Group’s Tier 1 Capital.

Liquidity risk management methods

The SMBC Group regards liquidity risk as one of the major risks. The SMBC Group manages liquidity risk based on a framework consisting of setting upper limits for “funding gaps,” maintaining high-quality liquid assets in line with the SMBC Group’s risk appetite and establishing contingency plans.

A funding gap is defined as a maturity mismatch between a source of funds and the use of funds. The SMBC Group actively manages this funding gap by setting limits on the size of gaps over a given time horizon and limiting reliance on short-term funding. These limits are established on both an SMBC Group company basis and individual branch basis, taking into account cash management planning, systemic factors, and funding status, among other factors. Additionally, funding gap limits are set for individual currencies if necessary. The SMBC Group actively monitors funding gaps on a daily basis. Further, stress tests are regularly carried out by simulating the impact triggered, for example, by the outflow of deposits or having difficulties in funding from money markets, in order to thoroughly comprehend the amount required to fund when the liquidity risk is realized. The SMBC Group also monitors quantitative indicators of the levels of risk exposure to be assumed, such as Liquidity Coverage Ratio. In addition, SMBC, the SMBC Group’s major banking subsidiary, establishes quantitative alert system based on early warning indicators to detect liquidity risks promptly and systematically. Additionally, funding liquidity is maintained by holding assets, such as central bank reserves and government bonds which can be immediately converted to cash, in line with the SMBC Group’s risk appetite, in order to smoothly raise the required funds even during market disruption.

Furthermore, contingency plans are developed at each SMBC Group company to respond to the liquidity risk when being realized, by creating detailed action plans such as lowering the upper limit for the funding gap, depending on the existing situation (i.e. normal, concerned, or critical) and the respective circumstances.

Maturity analysis of financial liabilities at March 31, 2018 and 2017

The following tables show a maturity analysis of the contractual undiscounted cash flows for financial liabilities at March 31, 2018 and 2017. The amount of interest on debt instruments is not included in the maturity tables below due to its insignificance.

	At March 31, 2018
	On demand	Not later than three months	Later than three months and not later than one year	Later than one year and not later than three years	Later than three years and not later than five years	Later than five years	Total
	(In millions)
Non-derivative financial instruments:
Deposits	¥79,239,076	¥31,907,636	¥12,755,005	¥3,189,790	¥701,374	¥654,717	¥128,447,598
Call money and bills sold	47,942	1,141,653	1,334	—	—	—	1,190,929
Repurchase agreements and cash collateral on securities lent	20,833	12,001,760	—	—	—	—	12,022,593
Trading liabilities	2,143,899	—	—	—	—	—	2,143,899
Borrowings	61,205	435,708	6,765,228	601,326	652,481	2,126,169	10,642,117
Debt securities in issue	—	2,407,601	950,334	1,818,271	2,185,578	3,227,737	10,589,521
Lease payable	—	683	1,884	2,999	1,665	3,086	10,317
Other financial liabilities	2,554,069	4,129,478	4,342	139	—	3,014	6,691,042
Off balance sheet items:
Loan commitments	60,107,128	—	—	—	—	—	60,107,128
Financial guarantee contracts	8,426,245	—	—	—	—	—	8,426,245

Total non-derivative financial instruments	¥152,600,397	¥52,024,519	¥20,478,127	¥5,612,525	¥3,541,098	¥6,014,723	¥240,271,389

Derivative financial instruments	¥3,498,016	¥—	¥—	¥—	¥—	¥—	¥3,498,016

	At March 31, 2017
	On demand	Not later than three months	Later than three months and not later than one year	Later than one year and not later than three years	Later than three years and not later than five years	Later than five years	Total
	(In millions)
Non-derivative financial instruments:
Deposits	¥76,476,402	¥32,358,045	¥16,420,032	¥3,303,700	¥961,405	¥755,341	¥130,274,925
Call money and bills sold	30,563	2,052,776	362	4,319	—	—	2,088,020
Repurchase agreements and cash collateral on securities lent	1,902	9,414,026	8,578	—	—	—	9,424,506
Trading liabilities	2,071,584	—	—	—	—	—	2,071,584
Borrowings	69,370	926,538	6,960,401	868,247	949,406	2,364,402	12,138,364
Debt securities in issue	—	3,205,952	1,422,649	1,527,880	2,213,439	2,806,492	11,176,412
Lease payable	—	7,042	20,859	48,550	30,408	6,129	112,988
Other financial liabilities	2,223,233	4,863,181	11,397	14,966	12,458	75,902	7,201,137
Off balance sheet items:
Loan commitments	62,357,210	—	—	—	—	—	62,357,210
Financial guarantee contracts	7,924,711	—	—	—	—	—	7,924,711

Total non-derivative financial instruments	¥151,154,975	¥52,827,560	¥24,844,278	¥5,767,662	¥4,167,116	¥6,008,266	¥244,769,857

Derivative financial instruments	¥3,889,694	¥—	¥—	¥—	¥—	¥—	¥3,889,694

Notes:

1.	Embedded derivatives which are separately accounted for, but presented together with the host contract in the consolidated statement of financial position are not included in the contractual tables above as they relate to the interest cash flow of the host contract, which are also not included in the tables above.
2.	Derivative financial instruments are recorded at fair value and included in the column “On demand.” These instruments are not used for hedging under IAS 39 and the fair value represents the cash flow on demand.

Balance of loans and advances, and deposits at March 31, 2018 and 2017

The following table presents the balance of loans and advances, and deposits at March 31, 2018 and 2017. The balance of deposits, which was mainly composed of individual customer deposits at March 31, 2018 and 2017, exceeded the balance of loans and advances at the same time due to the stable deposit base in Japan.

	At March 31,
	2018	2017
	(In millions)
Loans and advances	¥85,129,070	¥95,273,845
Deposits	128,461,527	130,295,290

The following table presents a breakdown of deposits by domestic and foreign offices. Domestic inter-bank money was classified as “Call money and bills sold” and not included in “Deposits” in the consolidated statement of financial position. Over half of domestic deposits was composed of individual customer deposits.

	At March 31,
	2018	2017
	(In millions)
Domestic offices:
Non-interest-bearing demand deposits	¥ 20,370,064	¥ 18,737,973
Interest-bearing demand deposits	49,580,166	48,879,089
Deposits at notice	855,978	1,066,201
Time deposits	18,185,591	22,269,409
Negotiable certificates of deposit	5,408,021	6,021,236
Others	7,338,619	7,290,869

Total domestic offices	101,738,439	104,264,777

Foreign offices:
Non-interest-bearing demand deposits	1,241,450	1,115,579
Interest-bearing demand deposits	2,574,099	2,402,906
Deposits at notice	9,499,686	9,264,068
Time deposits	7,469,541	7,256,466
Negotiable certificates of deposit	5,812,264	5,859,702
Others	126,048	131,792

Total foreign offices	26,723,088	26,030,513

Total deposits	¥128,461,527	¥130,295,290

Capital Management

The SMBC Group manages its capital by taking into consideration regulatory compliance and business development.

The SMBC Group’s capital management objectives are to maintain sufficient capital resources to meet the capital adequacy requirements and to maintain a strong capital base to support the development of its business.

External regulatory capital requirement

The SMBC Group, the Company and its principal banking subsidiaries in Japan rigidly abide by the capital adequacy guidelines set by the FSA in managing its capital. Japan’s capital adequacy guidelines are based on the Basel Capital Accord, which was proposed by the BCBS for uniform application to all banks which have international operations in industrialized countries. Japan’s capital adequacy guidelines may be different from those of central banks or supervisory bodies of other countries because the FSA designed them to suit the Japanese banking environment. The SMBC Group’s banking subsidiaries outside of Japan are also subject to the local capital ratio requirements.

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

These capital reforms increase the minimum common equity requirement from 2% to 4.5% and require banks to hold a capital conservation buffer, which started to be phased in from January 2016 with the initial ratio of 0.625% and will reach 2.5% by January 2019, to withstand future periods of stress, bringing the total common equity requirement to 7%. The Tier 1 capital requirement was also increased from 4% to 6%, resulting in a total requirement of 8.5% when combined with the above-mentioned conservation buffer. The total capital requirement remains at the existing level of 8% but will increase to 10.5% by January 2019 due to the capital conservation buffer. Furthermore, a countercyclical buffer within a range of 0% to 2.5% of common equity or other fully loss-absorbing capital has been implemented according to national circumstances. The Group of Central Bank Governors and Heads of Supervision (the “GHOS”) also agreed on transitional arrangements for implementing the new requirements.

In addition to the above-mentioned minimum capital requirements and capital buffer requirements under Basel III, organizations identified by the Financial Stability Board (“FSB”) as Global Systemically Important Banks (“G-SIBs”), which includes the SMBC Group, are required to maintain an additional 1% to 2.5% of Common Equity Tier 1 capital as a percentage of risk-weighted assets, which is commonly referred to as the G-SIB capital surcharge, based on the organization’s size, interconnectedness, substitutability, complexity and cross-jurisdictional activity as determined by the FSB. The amount of G-SIB capital surcharge that applies to the SMBC Group based on the FSB’s determination will be 1% of risk-weighted assets when the requirements are fully applied from 2019. Under the phase-in arrangement for the G-SIB capital surcharge, the SMBC Group is currently required to maintain 0.75% of Common Equity Tier 1 capital as a percentage of risk-weighted assets.

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

In accordance with the changes of the FSA capital adequacy guidelines, the SMBC Group changed its classification of capital into three tiers, referred to as Common Equity Tier 1 capital, Additional Tier 1 capital and Tier 2 capital as follows:

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

Adopting these approved approaches, the SMBC Group sets a target minimum total capital ratio of 8.0% on the SMBC Group’s consolidated basis, and both SMBC consolidated and nonconsolidated basis, and has complied with all externally imposed capital requirements throughout the period.

Failure of a Japanese bank, bank holding company or other financial institution to maintain the required risk-weighted capital ratios, may result in administrative actions or sanctions imposed by the FSA.

Regulatory capital

The table below presents the SMBC Group’s total capital ratio, total capital and risk-weighted assets under Japanese GAAP at March 31, 2018 and 2017 based on the Basel III rules.

	At March 31,
	2018	2017
	(In billions, except percentages)
SMFG Consolidated:
Total risk-weighted capital ratio	19.36%	16.93%
Tier 1 risk-weighted capital ratio	16.69%	14.07%
Common Equity Tier 1 risk-weighted capital ratio	14.50%	12.17%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥12,304.1	¥11,973.7
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	10,610.2	9,946.2
Common Equity Tier 1 capital	9,217.4	8,608.5
Risk-weighted assets	63,540.3	70,683.5
The amount of minimum total capital requirements(1)	5,083.2	5,654.7

(1)	The amount of minimum total capital requirements is calculated by multiplying risk-weighted assets by 8%.

46	RELATED-PARTY TRANSACTIONS

Transactions with Related Parties

The SMBC Group considers that its related parties include subsidiaries, associates, joint ventures, key management personnel and close family members of key management personnel. Any transactions between the SMBC Group and its subsidiaries meet the definition of related-party transactions. However, because these transactions are eliminated on consolidation, they are not disclosed as related-party transactions. Transactions between the SMBC Group and its related parties are conducted on substantially the same terms as third-party transactions.

The transaction amounts included in the accounts, in aggregate, by category of related party were as follows:

Transactions with associates, joint ventures and other entities

	At March 31,
	2018	2017
	(In millions)
Assets:
Loans and advances	¥222,890	¥219,680
Others	39,254	13,807

Liabilities:
Deposits	¥267,289	¥143,801
Others	29,049	46,486

	For the fiscal year ended March 31,
	2018	2017	2016
	(In millions)
Income statement:
Income (interest income, fee and commission income, and others)	¥15,665	¥17,433	¥34,135
Expense (interest expense and others)	15,601	17,411	19,169

Financial guarantees issued by the SMBC Group for its associates at March 31, 2018 and 2017 were ¥99,673 million and ¥63,597 million, respectively.

Loan commitments to associates and joint ventures at March 31, 2018 and 2017 were ¥125,015 million and ¥173,492 million, respectively.

Transactions with key management personnel and their close family members

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the SMBC Group, directly or indirectly. The SMBC Group considers the members of the board of directors and corporate executive officers of SMFG to constitute key management personnel for the purpose of this disclosure required under IAS 24 “Related Party Disclosures.” Before SMFG transitioned to a company with three statutory committees on June 29, 2017, the SMBC Group considered the members of the board of directors of SMFG and SMBC to constitute the key management personnel.

	At March 31,
	2018	2017
	(In millions)
Assets:
Loans and advances	¥2	¥29

Liabilities:
Deposits	¥1,612	¥2,878
Others	94	110

Compensation of Key Management Personnel

The following table presents the compensation expenses of key management personnel.

	For the fiscal year ended March 31,
	2018	2017	2016
	(In millions)
Short-term employee benefits	¥1,135	¥1,157	¥1,161
Share-based compensation	295	204	214

The details of the share-based compensation plan are described in Note 39 “Share-Based Payment.”

There were no post-employment benefits, other long-term benefits and termination benefits for the fiscal years ended March 31, 2018, 2017 and 2016.

47	PRINCIPAL SUBSIDIARIES

Principal Subsidiaries

The SMBC Group’s principal subsidiaries at March 31, 2018 are shown in the list below. The SMBC Group consolidates all entities that the SMBC Group controls. The SMBC Group controls an entity when the SMBC Group is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

Principal domestic subsidiaries

Company Name	Proportion of Ownership Interest(1)	Proportion of Voting Rights(1)	Main Business
	(%)	(%)
Sumitomo Mitsui Banking Corporation	100.0	100.0	Commercial banking
SMBC Trust Bank Ltd.	100.0	100.0	Trust banking
SMBC Guarantee Co., Ltd.	100.0	100.0	Credit guarantee
Sumitomo Mitsui Finance and Leasing Company, Limited	60.0	60.0	Leasing
SMFL Capital Company, Limited	100.0	100.0	Leasing
SMBC Nikko Securities Inc.	100.0	100.0	Securities
Sumitomo Mitsui Card Company, Limited	65.9	65.9	Credit card
Cedyna Financial Corporation	100.0	100.0	Credit card and consumer credit
SMBC Consumer Finance Co., Ltd.	100.0	100.0	Consumer lending
SMBC Mobit Co., Ltd.	100.0	100.0	Consumer lending
SMM Auto Finance, Inc.	51.0	51.0	Automobile sales financing
SMBC Finance Service Co., Ltd.	100.0	100.0	Collecting agent and factoring
The Japan Research Institute, Limited	100.0	100.0	System development, data processing, management consulting and economic research
Sumitomo Mitsui Asset Management Company, Limited	60.0	60.0	Investment advisory and investment trust management
SAKURA KCS Corporation	47.4	47.4	System engineering and data processing
NCore Co., Ltd.	51.0	51.0	Data processing service and consulting
SMBC Venture Capital Co., Ltd.	40.0	40.0	Venture capital
SMBC Consulting Co., Ltd.	100.0	100.0	Management consulting and information services
Japan Pension Navigator Co., Ltd.	69.7	69.7	Operational management of defined contribution pension plans

(1)	Percentages of proportion of ownership interest and proportion of voting rights have been truncated.

Principal foreign subsidiaries

Company Name	Country of Incorporation	Proportion of Ownership Interest(1)	Proposition of Voting Rights(1)	Main Business
		(%)	(%)
Sumitomo Mitsui Banking Corporation Europe Limited	U.K.	100.0	100.0	Commercial banking
Sumitomo Mitsui Banking Corporation (China) Limited	China	100.0	100.0	Commercial banking
Manufacturers Bank	U.S.A.	100.0	100.0	Commercial banking
Banco Sumitomo Mitsui Brasileiro S.A	Brazil	100.0	100.0	Commercial banking
JSC Sumitomo Mitsui Rus Bank	Russia	100.0	100.0	Commercial banking
PT Bank Sumitomo Mitsui Indonesia	Indonesia	98.4	98.4	Commercial banking
Sumitomo Mitsui Banking Corporation Malaysia Berhad	Malaysia	100.0	100.0	Commercial banking
SMBC Leasing and Finance, Inc.	U.S.A.	100.0	100.0	Leasing
SMBC Aviation Capital Limited	Ireland	90.0	90.0	Leasing
SMBC Nikko Securities America, Inc.	U.S.A.	100.0	100.0	Securities
SMBC Nikko Capital Markets Limited	U.K.	100.0	100.0	Securities
SMBC Capital Markets, Inc.	U.S.A.	100.0	100.0	Derivatives

(1)	Percentages of proportion of ownership interest and proportion of voting rights have been truncated.

SAKURA KCS Corporation and SMBC Venture Capital Co., Ltd. are accounted for as subsidiaries, despite the SMBC Group’s holdings of less than 50% of the voting rights, because the SMBC Group is able to govern the financial and operating policies of these companies under a statute or an agreement, or by delegating the majority of the members of the board of directors.

The SMBC Group does not control some entities despite the fact that the SMBC Group holds more than 50% of their share capital, because the SMBC Group has entered into agreements with other investors to share or give those investors the power to govern the entities’ financial and operating policies over these investees.

Some of the SMBC Group’s subsidiaries may be subject to restrictions on the ability to transfer funds to the Company in the form of cash dividends or to repay loans or advances, which include capital adequacy requirements imposed by the governments and central banks, and the Companies Act restrictions relating to dividends. In addition, the SMBC Group pledges assets as collateral to secure payables under repurchase agreements, securities lending transactions and securitizations, borrowings or for cash settlements, margins on derivative transactions and certain other purposes. The details of assets pledged are described in Note 38 “Assets Pledged and Received as Collateral.”

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

During the normal course of business, the SMBC Group engages in numerous transactions involving structured entities. These structured entities are primarily used to provide the SMBC Group and its clients with efficient access to funds or investment opportunities, mainly through securitizations, investment funds and structured finance.

Consolidated Structured Entities

Structured entities are consolidated if they are controlled by the SMBC Group in accordance with the accounting policy as described in Note 2 “Summary of Significant Accounting Policies.”

The consolidated structured entities include asset backed commercial paper (“ABCP”) conduits which purchase financial assets such as trade accounts receivable and lease receivables by issuing commercial paper to third-party investors. The SMBC Group has contractual agreements to provide liquidity and credit enhancement facilities which can be utilized by those structured entities upon their request.

At March 31, 2018 and 2017, the consolidated ABCP conduits had total assets of ¥807,780 million and ¥1,017,221 million, respectively. The total notional amounts of the liquidity and credit enhancement facilities provided by the SMBC Group to the consolidated ABCP conduits at March 31, 2018 and 2017 were ¥1,129,257 million and ¥1,345,987 million, respectively, all of which were undrawn.

The SMBC Group did not provide any financial or other support, without having a contractual obligation to do so, to consolidated structured entities during the fiscal years ended March 31, 2018 and 2017.

Unconsolidated Structured Entities

The following tables represent the carrying amounts of the SMBC Group’s interests in unconsolidated structured entities recognized in its consolidated statement of financial position by line item and the maximum exposure to loss from its interests at March 31, 2018 and 2017.

	At March 31, 2018
	Securitizations	Investment funds	Structured finance	Others	Total
	(In millions)
Interests in unconsolidated structured entities recognized in:
Trading assets	¥10,157	¥68,639	¥—	¥—	¥78,796
Investment securities	64,113	1,055,971	51,018	479	1,171,581
Loans and advances	1,921,725	—	5,202,253	400,549	7,524,527
Assets held for sale	32,755	—	81,494	—	114,249

Total	¥2,028,750	¥1,124,610	¥5,334,765	¥401,028	¥8,889,153

Maximum exposure to loss from interests in unconsolidated structured entities	¥2,925,137	¥1,126,551	¥6,296,368	¥538,660	¥10,886,716

	At March 31, 2017
	Securitizations	Investment funds	Structured finance	Others	Total
	(In millions)
Interests in unconsolidated structured entities recognized in:
Trading assets	¥—	¥87,639	¥—	¥—	¥87,639
Investment securities	6,716	1,162,195	69,705	551	1,239,167
Loans and advances	1,919,703	—	5,092,321	501,180	7,513,204

Total	¥1,926,419	¥1,249,834	¥5,162,026	¥501,731	¥8,840,010

Maximum exposure to loss from interests in unconsolidated structured entities	¥2,495,428	¥1,251,497	¥6,232,900	¥702,236	¥10,682,061

An interest in a structured entity refers to contractual and non-contractual involvement that exposes the SMBC Group to variability of returns from the performance of the structured entity. Such interests include the holding of equity or debt instruments as well as the provision of loans, loan commitments and guarantees. Interest rate and currency derivatives that expose the SMBC Group mainly to market risk, or CDS that are designed to transfer risk from the SMBC Group to a structured entity are not regarded as an interest in a structured entity since they do not expose the SMBC Group to variability of returns from the performance of the structured entity. These derivatives are therefore not included in the tables above.

The maximum exposure to loss from the SMBC Group’s interests in unconsolidated structured entities represents the maximum amount of potential loss to which the SMBC Group is exposed through its involvement with unconsolidated structured entities. It is determined by the SMBC Group’s carrying amounts and the notional amounts of loan commitments and guarantees, without considering the probability of loss being incurred, or effects of collateral or other credit protection.

The SMBC Group did not provide any financial or other support, without having a contractual obligation to do so, to unconsolidated structured entities during the fiscal years ended March 31, 2018 and 2017.

Securitizations

Structured entities for this product are established to securitize third-parties’ assets which mainly consist of auto loan receivables, residential and commercial mortgage loans and trade accounts receivables. These entities purchase those assets through loans or notes issued with multiple tranches. The SMBC Group provides loans and loan commitments to these entities or holds notes issued by them, in some cases with credit loss protection through guarantees or other credit enhancements provided by the sellers.

Investment Funds

These funds are established for providing investment opportunities to investors by pooling money from them and investing mainly in equity and debt instruments based on a predetermined investment policy. The SMBC Group has invested in a number of these funds.

Structured Finance

Structured entities for this product are typically established to raise funds for the development of infrastructure, the production of natural resources, the development or acquisition of real estate properties, and the purchase of certain equipment such as vessels or aircrafts for lease transactions. The SMBC Group provides financing to these entities mainly in the form of loans, loan commitments, or notes, which are typically secured by entities’ assets or cash flows generated primarily by entities’ projects.

Others

The SMBC Group provides financing to other types of structured entities such as third-party structured entities and repackaging vehicles to facilitate its clients’ funding requirements. The SMBC Group provides loans and loan commitments to these entities.

Sponsored Unconsolidated Structured Entities with No Interest Held by the SMBC Group

The SMBC Group sponsors certain structured entities in which it has no interest. The SMBC Group is deemed to be a sponsor of a structured entity when the SMBC Group takes a leading role in determining its purpose and design, while providing operational support to ensure its continued operation.

The income received from such sponsored unconsolidated structured entities was ¥23,901 million and ¥16,085 million for the fiscal years ended March 31, 2018 and 2017, respectively. The majority of the income was management fees included in “Fee and commission income” and was from investment funds managed by SMAM, the SMBC Group’s asset management subsidiary. The carrying amount of assets transferred to these entities, which mainly consisted of investment funds, was ¥1,640,396 million and ¥1,479,572 million for the fiscal years ended March 31, 2018 and 2017, respectively.

49	ACQUISITIONS

Fiscal Year Ended March 31, 2018

American Railcar Leasing LLC

On June 1, 2017, the SMBC Group, through SMBC Rail Services LLC, the Company’s railcar operating leasing subsidiary, acquired all membership interests of American Railcar Leasing LLC (“ARL”), one of the leading railcar leasing companies in the United States. The SMBC Group pursued this acquisition based on its expectation that the railcar leasing business in the United States will experience further growth and high profitability due to stable demand for rail freight transportation, which is the core infrastructure for inland logistics. Through this acquisition, the SMBC Group aims to expand its railcar leasing business and services by further enhancing its fleet portfolio to appropriately meet diverse needs of clients in a wide range of industries.

The fair values of assets and liabilities of ARL at the date of acquisition and the consideration paid were as follows:

At June 1, 2017
(In millions)
Assets:
Property, plant and equipment	¥304,257
All other assets	15,719

Total assets	¥319,976

Liabilities:
Borrowings	¥147,523
All other liabilities	1,947

Total liabilities	¥149,470

Net assets acquired	170,506
Goodwill	—

Consideration	¥170,506

Consideration:
Cash	¥170,506

Total	¥170,506

Acquisition related costs recognized as an expense in “General and administrative expenses” in the consolidated income statement	¥1,264

The revenue and profit or loss since the acquisition date to March 31, 2018 and pro forma financial information relating to ARL are immaterial to the consolidated financial statements.

The amount of cash consideration paid relating to ARL, net of cash and cash equivalents acquired amounting to ¥9,644 million, was ¥160,862 million.

Fiscal Year Ended March 31, 2017

GE Japan GK (currently SMFL Capital Company, Limited)

On April 1, 2016, SMFL acquired General Electric Company (“GE”) group’s leasing business in Japan by acquiring a 100% equity interest in GE Japan GK (“GE Japan”). The acquired leasing business is comprised mainly of equipment/asset leasing, small-ticket leasing, and automotive leasing. This acquisition was made for the purpose of upgrading the SMBC Group’s marketing strategies and sales capabilities by leveraging GE Japan’s know-how developed under GE, and offering a wide range of financial solutions by enhancing the combined client base of SMFL and GE Japan.

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

Sumitomo Mitsui Asset Management Company, Limited

On July 29, 2016, the SMBC Group acquired an additional 20% of the outstanding shares of Sumitomo Mitsui Asset Management Company, Limited (“SMAM”) and increased its equity interest in SMAM to 60%. As a result, the SMBC Group obtained control of SMAM. This acquisition was made for the purpose of enhancing the SMBC Group’s services to comprehensively meet its clients’ needs for asset management.

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

As a result of remeasuring the previously held interest to fair value, the SMBC Group recognized a gain of ¥20,344 million, which was included in “Other income” in the consolidated income statement.

The revenue and profit or loss since the acquisition date to March 31, 2017 is immaterial to the consolidated financial statements.

Pro forma financial information

It is estimated that the SMBC Group would have reported a total operating income of ¥3,358,377 million and a net profit of ¥741,214 million for the fiscal year ended March 31, 2017 if all acquisitions had occurred on April 1, 2016.

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

Fiscal Year Ended March 31, 2016

Retail banking business of Citibank Japan Ltd.

On November 1, 2015, SMBC Trust Bank, the SMBC Group’s wholly owned subsidiary, acquired the retail banking business of Citibank Japan Ltd. (“Citibank Japan”), a wholly owned subsidiary of Citigroup Inc. SMBC Trust Bank allocated its non-voting stocks to Citibank Japan as consideration, and SMBC, the Company’s wholly owned subsidiary, acquired them in cash. Through this acquisition, SMBC Trust Bank is expanding its business model to offer additional products and services, including foreign currency investment products and global services. This acquisition is expected to enable the SMBC Group to expand its customer base, enhance its foreign currency funding source and improve the service capability of the Group as a whole.

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

Cash consideration paid and cash acquired by obtaining control of the subsidiaries and businesses

The total amount of cash consideration paid and cash acquired by obtaining control of subsidiaries and businesses during the fiscal year ended March 31, 2016 were as follows:

For the fiscal year ended March 31, 2016
(In millions)
Cash consideration paid	¥(46,923)
Cash and cash equivalents transferred as a result of the acquisitions	2,296,517

Cash consideration paid, net of cash and cash equivalents \acquired by obtaining control of the subsidiaries and businesses	¥2,249,594

The amounts of assets and liabilities other than cash or cash equivalents in these subsidiaries and businesses were ¥175,263 million and ¥2,430,332 million, respectively.

50	ASSETS AND DISPOSAL GROUPS HELD FOR SALE

The table below shows non-current assets and disposal groups held for sale at March 31, 2018 and 2017.

	At March 31,
	2018		2017
	(In millions)
Assets held for sale:
Loans and advances(1)	¥3,010,314		¥—
Property, plant and equipment	1,435,637		300
Intangible assets	179,358		—
All other assets	1,026,641		134,007

Total	5,651,950	(2)	134,307	(3)

Liabilities directly associated with the assets held for sale:
Borrowings	1,631,681		—
Debt securities in issue	1,422,402		—
All other liabilities	562,858		27,665

Total	¥3,616,941	(2)	¥27,665	(3)

(1)	The balance in Loans and advances mainly consists of lease financing.
(2)	The assets and liabilities of SMFL were classified as held for sale during the fiscal year ended March 31, 2018.
(3)	The comparative amounts of “Assets held for sale” and “Liabilities directly associated with the assets held for sale” have been reclassified from “Other assets” and “Other liabilities”, respectively, to conform to the current presentation.

Other reserves relating to non-current assets and disposal groups held for sale at March 31, 2018 and 2017 were ¥52,146 million and nil, respectively.

Reorganization of joint leasing partnership

On November 6, 2017, the SMBC Group announced that it had entered into a basic agreement with Sumitomo Corporation (“Sumitomo Corp”) concerning the reorganization of its joint leasing partnership, subject to the approval of foreign and domestic regulatory authorities. The final agreement regarding the reorganization was concluded on March 30, 2018 and in this reorganization, the Company will reduce its equity interest in SMFL from 60% to 50% and Sumitomo Corp will increase its equity interest in SMFL from 40% to 50%. As a result, SMFL will cease to be the Company’s consolidated subsidiary and will become its joint venture.

Based on the facts and circumstances, the SMBC Group determined that the reorganization within one year is considered highly probable and therefore the assets and liabilities of SMFL were classified as held for sale during the fiscal year ended March 31, 2018.

51	CURRENT AND NON-CURRENT DISTINCTION

The following tables present an analysis of financial assets and liabilities, excluding cash and deposits with banks, trading assets and liabilities, derivative financial instruments, financial assets included in assets held for sale and financial liabilities included in liabilities directly associated with the assets held for sale, by amounts recovered or settled, not more than twelve months or more than twelve months, at March 31, 2018 and 2017.

	At March 31, 2018
	Amounts recovered or settled
	Not more than twelve months	More than twelve months	Total
	(In millions)
Assets:
Call loans and bills bought	¥1,802,317	¥79,563	¥1,881,880
Reverse repurchase agreements and cash collateral on securities borrowed	8,418,341	73,362	8,491,703
Financial assets at fair value through profit or loss	205,525	1,342,147	1,547,672
Investment securities:
Held-to-maturity investments	92,033	280,426	372,459
Available-for-sale financial assets	5,034,184	15,088,432	20,122,616
Loans and advances	29,469,067	55,660,003	85,129,070
Other financial assets	3,490,685	107,957	3,598,642
Liabilities:
Deposits	¥123,901,761	¥4,559,766	¥128,461,527
Call money and bills sold	1,190,929	—	1,190,929
Repurchase agreements and cash collateral on securities lent	12,022,593	—	12,022,593
Borrowings	7,264,455	3,388,026	10,652,481
Debt securities in issue	3,356,401	7,212,716	10,569,117
Other financial liabilities	6,687,889	3,153	6,691,042

	At March 31, 2017
	Amounts recovered or settled
	Not more than twelve months	More than twelve months	Total
	(In millions)
Assets:
Call loans and bills bought	¥1,824,730	¥47,479	¥1,872,209
Reverse repurchase agreements and cash collateral on securities borrowed	8,851,521	72,864	8,924,385
Financial assets at fair value through profit or loss	—	1,599,093	1,599,093
Investment securities:
Held-to-maturity investments	792,357	381,062	1,173,419
Available-for-sale financial assets	2,042,240	15,858,278	17,900,518
Loans and advances	32,655,787	62,618,058	95,273,845
Other financial assets	3,307,191	117,400	3,424,591
Liabilities:
Deposits	¥125,254,104	¥5,041,186	¥130,295,290
Call money and bills sold	2,083,701	4,319	2,088,020
Repurchase agreements and cash collateral on securities lent	9,424,506	—	9,424,506
Borrowings	7,982,814	4,263,129	12,245,943
Debt securities in issue	4,628,884	6,536,739	11,165,623
Other financial liabilities	7,097,811	103,326	7,201,137

52	CONDENSED FINANCIAL INFORMATION OF REGISTRANT (SMFG)

Condensed Statement of Financial Position

	At March 31,
	2018	2017
	(In millions)
Assets:
Deposits with SMBC	¥251,681	¥728,445
Investments in SMBC	4,613,844	4,613,844
Loans to SMBC	5,537,801	3,424,217
Investments in other subsidiaries and associates	1,548,012	1,547,319
Other assets	90,605	58,670
Current tax assets	67,414	87,571

Total assets	¥12,109,357	¥10,460,066

Liabilities and equity:
Short-term borrowings from SMBC	¥1,228,030	¥1,228,030
Long-term borrowings	199,221	132,806
Debt securities in issue due to other subsidiaries	280,880	280,784
Debt securities in issue	4,216,292	2,821,356
Other liabilities	47,001	22,612

Total liabilities	5,971,424	4,485,588

Shareholders’ equity	5,541,687	5,527,691
Other equity instruments holders’ equity	596,246	446,787

Total equity	6,137,933	5,974,478

Total equity and liabilities	¥12,109,357	¥10,460,066

Condensed Income Statement

	For the fiscal year ended March 31,
	2018	2017	2016
	(In millions)
Income:
Interest income from SMBC	¥99,100	¥52,938	¥18,313
Dividends from SMBC	223,334	408,419	522,636
Dividends from other subsidiaries and associates	33,668	20,428	20,508
Fees and commission income from subsidiaries	10,226	20,706	16,622
Other income	217	178	234

Total income	366,545	502,669	578,313

Expense:
Interest expense to SMBC	4,298	4,474	5,753
Interest expense to other subsidiaries	16,309	13,039	12,780
Interest expense	89,699	45,223	12,814
Operating and other expense	21,525	12,165	9,868

Total expense	131,831	74,901	41,215

Profit before tax	234,714	427,768	537,098
Income tax expense	(7,085)	(33,344)	4

Net profit	¥241,799	¥461,112	¥537,094

Profit attributable to:
Shareholders	232,077	453,183	534,321
Other equity instruments holders	9,722	7,929	2,773

Condensed Statement of Cash Flows

	For the fiscal year ended March 31,
	2018	2017	2016
	(In millions)
Operating Activities:
Profit before tax	¥234,714	¥427,768	¥537,098
Income taxes paid—net	35,010	23,427	(7,980)
Other operating activities—net	(3,736)	(4,580)	(3,019)

Net cash and cash equivalents provided by operating activities	265,988	446,615	526,099

Investing Activities:
Loans provided to SMBC	(2,241,774)	(1,972,253)	(1,073,640)
Other investing activities—net	(13,833)	(5)	(76)

Net cash and cash equivalents used in investing activities	(2,255,607)	(1,972,258)	(1,073,716)

Financing Activities:
Proceeds from issuance of long-term borrowings	66,415	83,806	18,000
Proceeds from issuance of debt securities	1,525,271	1,738,267	754,274
Proceeds from issuance of other equity instruments	149,080	149,081	297,431
Dividends paid to shareholders	(218,569)	(211,501)	(218,589)
Coupons paid to other equity instruments holders	(9,722)	(7,929)	(2,773)
Purchases of treasury stock and proceeds from sale of treasury stock—net	380	(86)	(138)

Net cash and cash equivalents provided by financing activities	1,512,855	1,751,638	848,205

Net increase of cash and cash equivalents	(476,764)	225,995	300,588
Cash and cash equivalents at beginning of period	728,445	502,450	201,862

Cash and cash equivalents at end of period	¥251,681	¥728,445	¥502,450

Investments in subsidiaries and associates

Investments in subsidiaries and associates are stated at cost. The Company recognizes dividend income from subsidiaries and associates when its right to receive payment is established.

Investments in other subsidiaries and associates include equity investments in Sumitomo Mitsui Finance and Leasing Company, Limited, SMBC Nikko Securities Inc., SMFG Card & Credit, Inc., SMBC Consumer Finance Co., Ltd., Sumitomo Mitsui Asset Management Company, Limited and others at March 31, 2018, and Sumitomo Mitsui Finance and Leasing Company, Limited, SMBC Nikko Securities Inc., SMBC Friend Securities Co. Ltd., SMFG Card & Credit, Inc., SMBC Consumer Finance Co., Ltd., Sumitomo Mitsui Asset Management Company, Limited and others at March 31, 2017. These companies are incorporated in Japan, and the proportion of ownership interest of the Company in these companies was the same as described in Note 11 “Investments in Associates and Joint Ventures,” and Note 47 “Principal Subsidiaries.”

Long-term obligations

The Company had perpetual subordinated bonds of ¥267 billion and ¥267 billion outstanding to its subsidiary, SMFG Preferred Capital JPY 3 Limited, at March 31, 2018 and 2017, respectively. The interest rates of these bonds are fixed until January 2020, which range from 4.0% to 4.5% per annum, and will be floating thereafter. SMFG Preferred Capital JPY 3 Limited issued preferred securities to purchase these bonds.

The Company had subordinated long-term borrowings amounting to ¥49 billion and ¥49 billion at March 31, 2018 and 2017, respectively, and had unsubordinated long-term borrowings amounting to ¥150 billion and to ¥84 billion at March 31, 2018 and 2017, respectively. The Company also had subordinated bonds amounting to ¥945 billion and ¥856 billion, including ¥2 billion and ¥7 billion outstanding to its subsidiary, at March 31, 2018 and 2017, respectively, and had senior bonds amounting to ¥3,285 billion and ¥1,979 billion, including ¥12 billion and ¥7 billion outstanding to its subsidiary, at March 31, 2018 and 2017, respectively. For additional information, refer to Note 18 “Borrowings” and Note 19 “Debt Securities in Issue.”

Guarantees

The Company provided guarantee of ¥298 billion and ¥516 billion at March 31, 2018 and 2017, respectively, to the Deposit Protection Fund of the Association of German Banks with regard to the deposits of the SMBC Dusseldorf branch.