Form 20-F
period 2019-03-31
SUMITOMO MITSUI FINANCIAL GROUP, INC.
filed 2019-06-27
CIK 1022837

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2019

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

Masahiko Tsutsui

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

Telephone: +81-3-3282-8111         Facsimile: +81-3-4333-9954

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on which registered
American Depositary Shares	SMFG	The New York Stock Exchange
Common stock, without par value		The New York Stock Exchange*

*	Not for trading, but only in connection with the listing of the American Depositary Shares, each American Depositary Share representing 1/5 of one share of the registrant’s common stock.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

At March 31, 2019, the following shares of capital stock were outstanding: 1,399,401,420 shares of common stock (including 3,800,918 shares of common stock held by the registrant and its consolidated subsidiaries and equity-method associates as treasury stock).

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

ii

CERTAIN DEFINED TERMS, CONVENTIONS AND

PRESENTATION OF FINANCIAL INFORMATION

As used in this annual report, unless the context otherwise requires, “we,” “us,” “our,” the “Company,” “SMFG” and similar terms refer to Sumitomo Mitsui Financial Group, Inc. as well as to its subsidiaries, as the context requires. “SMBC” refers to Sumitomo Mitsui Banking Corporation, which is one of our commercial banking subsidiaries, or to Sumitomo Mitsui Banking Corporation and its subsidiaries taken as a whole, depending on the context. References to the “SMBC Group” are to us and our subsidiaries and affiliates taken as a whole.

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

3.A.    SELECTED FINANCIAL DATA

Selected Financial Data

The following selected financial data at and for each of the five fiscal years ended March 31, 2019, 2018, 2017, 2016 and 2015 have been derived from our consolidated financial statements. You should read this data together with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this annual report.

	For the fiscal year ended and at March 31,
	2019(1)	2018	2017	2016	2015
	(In millions, except per share data)
Consolidated income statement data:
Interest income	¥2,406,350	¥2,144,070	¥1,900,261	¥1,872,584	¥1,782,621
Interest expense	1,101,875	733,969	502,338	431,101	371,107

Net interest income	1,304,475	1,410,101	1,397,923	1,441,483	1,411,514

Fee and commission income	1,101,777	1,131,364	1,066,412	1,031,680	1,002,766
Fee and commission expense	178,351	178,867	181,573	131,381	129,253

Net fee and commission income	923,426	952,497	884,839	900,299	873,513

Net trading income	320,302	270,464	183,963	462,682	127,759
Net income (loss) from financial assets at fair value through profit or loss	54,655	(667)	2,018	12,260	22,678
Net investment income	93,922	424,097	305,327	375,229	371,064
Other income	505,666	755,855	573,825	496,273	525,905

Total operating income	3,202,446	3,812,347	3,347,895	3,688,226	3,332,433

Impairment charges on financial assets	119,686	136,808	212,967	148,356	90,138

Net operating income	3,082,760	3,675,539	3,134,928	3,539,870	3,242,295

General and administrative expenses	1,715,368	1,813,121	1,752,135	1,706,263	1,621,897
Other expenses	575,657	792,765	531,759	538,963	505,614

Operating expenses	2,291,025	2,605,886	2,283,894	2,245,226	2,127,511

Share of post-tax profit of associates and joint ventures	40,157	49,323	29,318	31,056	18,124

Profit before tax	831,892	1,118,976	880,352	1,325,700	1,132,908

Income tax expense	184,306	229,378	139,766	372,878	409,947

Net profit	¥647,586	¥889,598	¥740,586	¥952,822	¥722,961

	For the fiscal year ended and at March 31,
	2019(1)	2018	2017	2016	2015
	(In millions, except per share data)
Profit attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥541,932	¥759,998	¥627,870	¥843,920	¥614,070
Non-controlling interests	93,779	119,878	104,787	106,129	108,891
Other equity instruments holders	11,875	9,722	7,929	2,773	—
Earnings per share:
Basic	¥388	¥539	¥459	¥617	¥449
Diluted	387	538	458	617	449
Weighted average number of common shares in issue (in thousands of shares)	1,397,599	1,410,442	1,369,231	1,367,229	1,367,258
Dividends per share in respect of each fiscal year:
Common stock	¥175	¥155	¥150	¥155	¥125
	$1.58	$1.46	$1.34	$1.38	$1.04
Consolidated statement of financial position data:
Total assets	¥195,503,623	¥192,175,566	¥191,150,981	¥180,172,652	¥179,181,466
Loans and advances	90,682,938	85,129,070	95,273,845	88,862,371	86,971,716
Total liabilities	183,730,177	179,679,767	179,263,698	169,130,553	168,160,616
Deposits	134,404,652	128,461,527	130,295,290	125,940,797	115,833,980
Borrowings	12,167,858	10,652,481	12,245,943	9,914,129	11,217,052
Debt securities in issue	11,171,209	10,569,117	11,165,623	10,829,612	11,051,431
Total equity	11,773,446	12,495,799	11,887,283	11,042,099	11,020,850
Capital stock	2,339,443	2,338,743	2,337,896	2,337,896	2,337,896

(1)

On April 1, 2018, we adopted IFRS 9 “Financial Instruments” and IFRS 15 “Revenue from Contracts with Customers” retrospectively by adjusting the consolidated statement of financial position at the date of initial application, and have not restated comparatives as permitted by IFRS 9 and IFRS 15. See Note 2 “Summary of Significant Accounting Policies—New and Amended Accounting Standards Adopted by the SMBC Group” to our consolidated financial statements included elsewhere in this report.

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

Our financial condition and results of operations are materially affected by general economic conditions and financial markets in Japan and foreign countries, which would be influenced by the changes of various factors such as fiscal and monetary policies, policies on financial markets, as well as related laws, regulations and agreements. One example is the scheduled increase in the Japanese consumption tax rate from the current rate of 8% to 10% in October 2019. Other examples include changes in the trade policies of countries including the U.S, which could contribute to increases in production costs and supply chain disruptions across the broader economy. Furthermore, geopolitical instability in various parts of the world, including North Africa, the Middle East, Asia and Eastern Europe, and material changes in regional economic or political unions or associations between countries, such as the United Kingdom’s exit from the European Union, which is scheduled to take place by October 31, 2019, could contribute to economic instability in those and other regions. Such regional economic instability could adversely affect Japanese and global economic conditions.

The deterioration of Japanese and global economic conditions, or financial market turmoil, could result in a worsening of our liquidity and capital conditions, an increase in our credit costs, and a decrease in the fair values of our investment securities and, as a result, adversely affect our business, financial condition and results of operations.

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

Our equity securities portfolio mainly consists of equity instruments at fair value through other comprehensive income. The reported value of our equity instruments at fair value through other comprehensive income accounted for 2.1% of our total assets at March 31, 2019, approximately 89.4% of which were Japanese equity securities. This value depends mainly on prices of the instruments in the stock market. In addition, the reported value, and gross unrealized gains and losses of those equity instruments at fair value through other comprehensive income at March 31, 2019 are described in “Item 5.A. Operating Results—Financial Condition—Investment Securities.”

In recent years, we have been reducing our strategic shareholding investments in order to mitigate the impact of share price fluctuations on our financial base. Any further disposal by us of equity holdings of our customers’ shares could in turn cause our customers to dispose of their equity holdings of our shares, which could adversely affect the market price of our shares.

Changes in the levels or volatility of market rates or prices could adversely affect our financial condition and results of operations.

We engage in trading and investing activities dealing with various kinds of financial instruments such as bonds, equities, currencies, derivatives and funds. For example, we have substantial investments in debt securities. At March 31, 2019, we had ¥5 trillion of Japanese government bonds classified as debt instruments at fair value through other comprehensive income, which accounted for approximately 2.6% of our total assets.

Our financial condition and results of operations could be adversely affected by actual changes or volatility in interest rates, foreign exchange rates and market prices of investment securities. Increases in interest rates could substantially decrease the value of our fixed income portfolio, and any unexpected changes in yield curves could adversely affect the value of our bond and interest rate derivative positions, resulting in lower-than-expected revenues from trading and investment activities. Market volatility may also result in significant realized and unrealized losses on such instruments. Furthermore, the downgrading of investment securities by credit rating agencies may also cause declines in the value of our securities portfolio.

Risks Related to Our Business

Failure to satisfy capital adequacy requirements could constrain our and SMBC’s operations.

We and SMBC are subject to capital adequacy requirements established by the Financial Services Agency of Japan (“FSA”). The current requirements reflect the principal risk-weighted capital measures of the Basel III rules text published by the Basel Committee on Banking Supervision (“BCBS”) in December 2010 and were phased in from March 2013 to March 2019. Compared to the previous requirements, the current requirements increase both the quality and quantity of the risk-weighted capital base.

With respect to the quality of the capital base, certain capital instruments, including existing preferred securities and subordinated debt, are eligible for inclusion as Tier 1 capital or Tier 2 capital only for the prescribed 10-year phase-out period. Preferred stocks convertible into common stocks no longer qualify as Common Equity Tier 1 capital but would qualify as Additional Tier 1 capital if they satisfy certain requirements including the requirement of loss absorbency at the point of non-viability under the Basel III rules. In addition, securities with step-up clauses will no longer qualify as Additional Tier 1 capital, and if the relevant security is classified as a liability for accounting purposes, it must satisfy the requirement of loss absorbency at a pre-specified trigger point, which must be 5.125% or more of Common Equity Tier 1 risk-weighted capital ratio as well as the aforementioned requirement of loss absorbency at the point of non-viability to qualify as Additional Tier 1 capital. With respect to Tier 2 capital, under the Basel III rules, the relevant security must satisfy the requirement of loss absorbency at the point of non-viability to qualify as Tier 2 capital, and subordinated debt securities callable at the initiative of the issuer within five years or with step-up clauses can no longer qualify as Tier 2 capital.

With respect to the quantity of the capital base, the minimum Common Equity Tier 1 risk-weighted capital ratio and minimum risk-weighted capital ratio applicable to us and SMBC have been 4.5% and 8% respectively since March 2015. Moreover, we are required to hold a capital conservation buffer to withstand future periods of stress and a countercyclical buffer as additional capital to reduce the buildup of systemic risk in periods and locations of excessive credit growth. The capital conservation buffer started to be phased in from March 2016, with the initial ratio of 0.625% and reached 2.5% in March 2019. As a result, taking the capital conservation buffer into account, the total minimum Common Equity Tier 1 risk-weighted capital ratio is 7%, and the total minimum risk-weighted capital ratio is 10.5% at March 2019. The countercyclical buffer, which started to be phased in from March 2016, is calculated as the weighted average of the buffers in effect in the jurisdictions to which we have credit exposure, with a maximum of 2.5% from March 2019.

In addition, the requirements for additional capital, in the form of a capital surcharge above the Basel III minimum requirement, have been applied from 2016 to those financial institutions identified by the Financial

Stability Board (“FSB”) as Global Systemically Important Banks (“G-SIBs”), including us. This requirement is commonly referred to as the G-SIB capital surcharge. Based on the list, we have been required to maintain an additional 1% of Common Equity Tier 1 capital as a percentage of risk-weighted assets from 2019.

On March 15, 2019, the FSA published its guidelines for the leverage ratio applicable to banks with international operations, which have been applied from March 31, 2019. Under the FSA’s guidelines for the leverage ratio, banks with international operations must maintain a leverage ratio of at least 3% on both a consolidated basis and a nonconsolidated basis from March 31, 2019.

G-SIBs are also subject to a global standard for Total Loss-Absorbing Capacity (“TLAC”), which defines certain minimum requirements for total loss-absorbing capacity so that if G-SIBs fail, they will have sufficient loss absorbing and recapitalization capacity available in resolution. In November 2015, the FSB published the final TLAC standards (“FSB’s TLAC Standards”) and, in March 2019, the FSA published its regulatory guidelines and related documents for the implementation of the TLAC standards in Japan (“Japanese TLAC Standards”) to which we are subject as a G-SIB.

At March 31, 2019, on a consolidated basis, our total risk-weighted capital ratio, Tier 1 risk-weighted capital ratio and Common Equity Tier 1 risk-weighted capital ratio were 20.76%, 18.19% and 16.37%, compared to the minimum required ratios of 11.6%, 9.6% and 8.1%, respectively. Such minimum required ratios include the capital conservation buffer of 2.5%, the G-SIB capital surcharge of 1.0% and the countercyclical buffer of 0.1%.

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

In December 2017, the Group of Central Bank Governors and Heads of Supervision (the “GHOS”) endorsed the outstanding Basel III regulatory reforms. The endorsed reforms include the following elements:

•	a revised standardized approach for credit risk;

•	revisions to the internal ratings-based approach for credit risk;

•	revisions to the credit valuation adjustment framework;

•	a revised standardized approach for operational risk;

•	revisions to the measurement of the leverage ratio and a leverage ratio buffer for G-SIBs; and

•	revisions to the capital floor.

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

The FSA had issued guidelines on its inspection of financial institutions called the Financial Inspection Manual. The FSA’s inspection of banks have been based on the FSA’s Financial Inspection Manual and related guidelines, which were revised or amended from time to time. On June 29, 2018, the FSA published a report on its supervisory approaches and transformation. Based on the report, the FSA introduced its new supervisory approaches. The FSA also announced its transformation, which included repealing the FSA’s Financial Inspection Manual in or after April 2019. Our compliance with changes in the FSA’s inspection process under the new supervisory approaches could result in an increase in our administrative expenses, which could have an adverse effect on our results of operations and financial condition.

The FSA and regulatory authorities in the United States and other jurisdictions, along with the United Nations and the Financial Action Task Force, have in recent years made the prevention of money laundering and terrorism financing a focus of governmental policy relating to financial institutions. In April 2019, SMBC and its New York branch entered into a written agreement with the Federal Reserve Bank of New York requiring SMBC and its New York branch to address certain deficiencies relating to the New York branch’s anti-money laundering and economic sanctions compliance program. SMBC and its New York branch are required, among other things, to implement corrective measures and submit periodic progress reports to the Federal Reserve Bank of New York. If we fail to comply with the terms of the written agreement, we may become subject to monetary penalties and other regulatory sanctions, which could have a material adverse effect on us. Further, as a result of the deficiencies identified in the written agreement, we no longer meet the requirements to be treated as a financial holding company, and, pending completion of a remediation plan designed to meet these requirements, we are currently subject to restrictions in our ability to engage in certain new categories of financial activities in the United States and to make acquisitions of companies engaged in activities in the United States. If we fail to correct the conditions giving rise to such restrictions within the prescribed period of time, we may be required to divest or terminate certain business activities in the United States, which could adversely affect our operations and impair our ability to implement our business plans. Although we are committed to improving compliance with laws and regulations relating to anti-money laundering and economic sanctions, we will continue to be subject to ongoing inspection by the regulatory authorities in the United States and other jurisdictions. Any adverse regulatory action or change in regulatory focus, whether as a result of inspections or regulatory developments, may negatively affect our banking operations, cause harm to our reputation, and result in expensive remediation, monetary penalties and other regulatory sanctions.

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

Changes in the financial environment in Japan may also have a negative effect on the Japanese financial services industry. For example, prolonged monetary easing by the Bank of Japan (“BOJ”) may continue to lower domestic interest spreads. This may significantly affect the businesses of commercial banks in Japan, including us. For further information on the BOJ’s monetary policy measures, see “Item 5. Operating and Financial Review and Prospects—Overview—Factors Affecting Results of Operation.”

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

In addition, our NPLs may increase and there may be additional credit costs if we fail to accurately estimate the expected losses in our loan portfolio. These estimates require difficult, subjective and complex judgments such as credit evaluation of our borrowers, valuation of collateral and forecasts of economic conditions.

The ratio of impaired loans and advances to the total loans and advances, both net of allowance for loan losses, were 0.6%, 0.6% and 0.7% at March 31, 2019, 2018 and 2017, respectively. For further information, see “Item 5.A. Operating Results—Financial Condition—Loans and Advances.”

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

In May 2017, we announced our medium-term management plan through March 2020. We believe that we have targeted appropriate business areas. However, our initiatives to offer new products and services and to increase sales of our existing products and services may not succeed, if market conditions do not stabilize, market opportunities develop more slowly than expected, our initiatives have less potential than we envisioned originally or the profitability of these products and services is undermined by competitive pressures. Consequently, we may be unable to achieve or maintain profitability in our targeted business areas.

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

We maintain a SMBC Group-wide policy designed to ensure compliance with U.S. and other applicable sanctions laws and regulations. Our non-U.S. offices engage in transactions relating to the Restricted Targets in compliance with applicable laws and regulations. These activities include or have included remittance of Japanese yen with respect to our customers’ export or import transactions, maintenance of correspondent banking accounts with Iranian banks, including the Central Bank of Iran, and the payment of fees in Japanese yen to certain Iranian banks in connection with performance bonds issued in the past by SMBC through these Iranian banks related to our customers’ projects in Iran. All such transactions were permissible and not subject to secondary sanctions under applicable laws and regulations at the times they were engaged in. SMBC has discontinued activities that have become impermissible or subject to secondary sanctions as a result of changes in applicable laws and regulations. See “Item 4.B. Business Overview-Regulations in the United States-Laws Prohibiting Money Laundering and Terrorist Financing-U.S. Sanctions Targeting Iran Related Activities.” The performance bonds expired and have not been renewed, but SMBC continues to be obligated to pay certain fees to the Iranian banks. In addition, we maintain a representative office in Iran that mainly performs an information-collecting function and liaising with non-designated Iranian financial institutions and non-SDN Iranian parties on behalf of our non-U.S. offices.

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

In recent years, the U.S. government implemented a number of sanctions targeting non-U.S. persons for activities undertaken outside the United States (“secondary sanctions”) that involve specific sanctions targets or certain activities including, among other things, certain transactions related to Iran’s energy, petrochemical, shipping or shipbuilding sectors. Pursuant to the July 14, 2015 Joint Comprehensive Plan of Action (“JCPOA”) agreed to by the five permanent members of the United Nations Security Council plus Germany and Iran, with the European Union, on January 16, 2016 (“Implementation Day”), the United States lifted U.S. nuclear-related secondary sanctions targeting Iran. Even after Implementation Day, certain secondary sanctions remained in effect, including those targeting significant transactions involving Iranian or Iran-related Specially Designated Nationals and Blocked Persons (“SDNs”). However, in 2018, the United States terminated its participation in the JCPOA. At November 5, 2018, following the conclusion of certain “wind-down” periods, all U.S. sanctions (both primary and secondary) that had been waived or lifted under the JCPOA have been re-imposed and are fully effective. In accordance with applicable laws and regulations, SMBC intends to provide certain services, including settlement services in connection with customers’ trade transactions between Japan and Iran, to the extent that such activities are not targeted by U.S. secondary sanctions. For more details of relevant laws and regulations, see “Item 4.B. Business Overview—Regulations in the United States—Laws Prohibiting Money Laundering and Terrorist Financing.”

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

Information Concerning the Principal Capital Expenditures and Divestitures

In April 2016, Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”) acquired General Electric Company group’s leasing business in Japan for ¥181 billion by acquiring a 100% equity interest in GE Japan GK (“GE Japan”). The acquired leasing business is comprised mainly of equipment/asset leasing, small-ticket leasing, and automotive leasing. In September 2016, GE Japan changed its corporate name to SMFL Capital Company, Limited (“SMFL Capital Company”).

On November 28, 2018, based on the agreement concerning the reorganization of our joint leasing partnership announced in March 2018, we transferred a portion of our shares of SMFL, a company jointly owned by us and Sumitomo Corporation (“Sumitomo Corp”), to SMFL. Upon the share transfer, our equity interest in SMFL decreased from 60% to 50% while Sumitomo Corp’s equity interest increased from 40% to 50%. As a result, SMFL ceased to be our consolidated subsidiary and became our joint venture, and its consolidated subsidiaries SMBC Aviation Capital Limited and SMFL Capital Company became the SMBC Group’s equity-method investees. Subsequently, on January 1, 2019, SMFL Capital Company was merged into SMFL.

Public Takeover Offers

Not applicable.

Available Information

The SEC maintains a website at https://www.sec.gov that contains reports and proxy information regarding issuers that file electronically with the SEC. Some of the information may also be found on our website at https://www.smfg.co.jp.

4.B.    BUSINESS OVERVIEW

Overview

We are the holding company for the SMBC Group. The SMBC Group is comprised of SMBC, SMBC Trust Bank Ltd. (“SMBC Trust Bank”), SMFL, SMBC Nikko Securities Inc. (“SMBC Nikko Securities”), Sumitomo Mitsui Card Company, Limited (“Sumitomo Mitsui Card”), Cedyna Financial Corporation (“Cedyna”), SMBC Consumer Finance Co., Ltd. (“SMBC Consumer Finance”), The Japan Research Institute, Limited (“The Japan Research Institute”), Sumitomo Mitsui DS Asset Management Company, Limited (“SMDAM”) and other subsidiaries and affiliates. We are one of the three largest financial groups in Japan and offer a diverse range of financial services, including commercial banking, leasing, securities, consumer finance and other services. See “Item 4.C. Organizational Structure.”

In March 2018, with the aim of enhancing our corporate group’s brand value, we announced that “SMBC” would be designated as our corporate group’s master brand from April 2018. In line with this change, our corporate group, which was formerly referred to as the “Sumitomo Mitsui Financial Group” or its acronym “SMFG,” is now referred to as the “SMBC Group.” “Sumitomo Mitsui Financial Group” continues to be used as the holding company’s name.

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

We and our principal SMBC Group companies have obtained ISO 14001 certification, the international standard for environmental management systems. Every year we set environmental objectives which we systematically pursue through environmental activities based on a plan-do-check-act cycle.

We announced our support for the Task Force on Climate-related Financial Disclosures at the “One Planet Summit” held in Paris in December 2017. We will conduct business in a manner that contributes to the growth of both our customers and society, and will further enhance our actions towards climate change.

Furthermore, in February 2019, we endorsed the Principles for Responsible Banking, proposed by the United Nations Environment Programme Finance Initiative. We are currently accelerating our sustainability management by bolstering traditional corporate social responsibility activities.

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

Description of Operations and Principal Activities

Wholesale Business Unit

The Wholesale Business Unit provides financing, investment management, risk hedging and settlement services as well as financial solutions that respond to wide-ranging client needs in relation to M&A and other advisory services and leasing, primarily for large-and mid-sized corporate clients in Japan. This business unit mainly consists of the wholesale businesses of SMBC, SMBC Trust Bank, SMFL and SMBC Nikko Securities.

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

Leasing

The Wholesale Business Unit provides a wide range of leasing services including equipment, operating and leveraged leasing mainly through SMFL, one of the major leasing companies in Japan. We have a 50% equity interest in SMFL while the remaining 50% is held by Sumitomo Corp, a non-affiliate, which makes SMFL our joint venture with Sumitomo Corp. SMFL had previously been our subsidiary, in which we held a 60% equity interest, but our equity interest was reduced as part of the reorganization of our joint leasing partnership on November 28, 2018.

In April 2016, SMFL acquired GE group’s leasing business in Japan by acquiring a 100% equity interest in GE Japan. The acquired leasing business is comprised mainly of equipment/asset leasing, small-ticket leasing and automotive leasing. In September 2016, GE Japan changed its corporate name to SMFL Capital Company.

On November 28, 2018, based on the agreement concerning the reorganization of our joint leasing partnership announced in March 2018, we transferred a portion of our shares of SMFL, a company jointly owned by us and Sumitomo Corp, to SMFL. Upon the share transfer, our equity interest in SMFL decreased from 60% to 50% while Sumitomo Corp’s equity interest increased from 40% to 50%. As a result, SMFL ceased to be our consolidated subsidiary and became our joint venture, and its consolidated subsidiaries SMBC Aviation Capital Limited, which belongs to the International Business Unit, and SMFL Capital Company became our equity-method investees. Subsequently, on January 1, 2019, SMFL Capital Company was merged into SMFL.

Retail Business Unit

The Retail Business Unit provides financial services to both consumers residing in Japan and domestic small-sized companies and mainly consists of the retail businesses of SMBC, SMBC Trust Bank and SMBC

Nikko Securities together with three consumer finance companies, Sumitomo Mitsui Card, Cedyna and SMBC Consumer Finance.

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

In January 2018, SMBC Nikko Securities merged with SMBC Friend Securities Co., Ltd., which had been our wholly owned subsidiary. This merger was made for the purpose of strengthening our securities business by reinforcing consulting-type sales, enhancing productivity through the optimization of sales personnel staffing and achieving cost saving synergies through the consolidation of overlapping management infrastructure.

In addition, the Retail Business Unit, through SMBC Trust Bank, offers foreign currency investment products, global services and extensive trust services tailored to the needs of customers, such as wealth management solutions.

Settlement

The Retail Business Unit conducts credit card, installment and solution businesses and provides customers with secure and convenient payment methods.

In the credit card business, Sumitomo Mitsui Card and Cedyna conduct a comprehensive credit card business with a strong brand, and offer a variety of settlement and finance services to meet diverse customer needs.

Sumitomo Mitsui Card is a leading company in Japan’s credit card industry, having introduced the Visa brand into the Japanese market and issues a variety of affiliated credit cards in cooperation with partners including, but not limited to, railway companies, airline companies, department stores and online retailers to satisfy both these partners’ and cardholders’ needs.

Cedyna conducts credit card, installment (such as shopping credit and automobile loan) and solution (such as collection outsourcing and factoring) businesses. In April 2016, Cedyna merged with SAKURA CARD CO., LTD., which had been our subsidiary and engaged in the credit card business, to further enhance its capability to meet the wide range of customer needs and deliver higher value-added products and services.

We, Sumitomo Mitsui Card, SMBC and NTT DoCoMo, Inc. (“NTT DoCoMo”) formed a strategic business and capital alliance in credit payment services in 2005. In September 2018, we entered into an agreement for new business cooperation with NTT DoCoMo to further expand credit payment services and explore new ways of collaboration in areas such as FinTech. Based on this agreement, we acquired an additional 34% of the outstanding shares of Sumitomo Mitsui Card from NTT DoCoMo and, as a result, our equity interest in Sumitomo Mitsui Card increased from 66% to 100% on April 1, 2019. Simultaneously, we made Cedyna a subsidiary of Sumitomo Mitsui Card in order to provide comprehensive solutions that benefit both the business operators and end-users. SMBC, Sumitomo Mitsui Card and Cedyna are leveraging their strengths to address cashless payment needs and integrate marketing and business operations.

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

The Retail Business Unit operations are mainly conducted through a large and well developed branch network. We had a domestic network consisting of 443 SMBC branch offices, 25 SMBC Trust Bank branch offices, 142 SMBC Nikko Securities branch offices and 951 SMBC Consumer Finance staffed and unstaffed branch offices at March 31, 2019. Some SMBC branches provide financial consulting services for asset management and housing loans during extended hours, including weekday evenings, weekends and national holidays, for the convenience of individual customers.

The Retail Business Unit also operates an extensive network of ATMs in Japan. At March 31, 2019, SMBC offers its customers’ access to 56,812 ATMs, some of which are SMBC’s ATMs and the majority of which are ATMs made available through arrangements with other ATM providers such as convenience store chains. SMBC Consumer Finance offers its customers’ access to 1,950 automatic contract machines and ATMs at March 31, 2019.

This business unit also offers internet banking services for consumers. At March 31, 2019, SMBC’s internet banking services had approximately 17 million registered users. The users are able to transfer funds, perform balance inquiries, make time deposits and foreign currency deposits, and buy and sell investment trusts over the internet with smartphones and computers.

Moreover, in credit card business, there are approximately 29 million and 16 million card holders of Sumitomo Mitsui Card and Cedyna at March 31, 2019.

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

The Retail Business Unit promotes digitalization in a variety of areas, including promotion of use of debit cards and credit cards that address cashless payment needs, a smartphone application that allows our customers to easily and seamlessly view information on transactions with SMBC and Sumitomo Mitsui Card, an automated chat service utilizing artificial intelligence and a biometric authentication platform.

This business unit also provides private banking and asset succession consulting for high-net-worth individuals.

For small-sized companies, this business unit provides a wide array of financial products and services to comprehensively address business owners’ needs as both corporate managers and individuals such as business and asset succession.

International Business Unit

The International Business Unit supports the global businesses of a diverse range of clients, such as Japanese companies operating overseas, non-Japanese companies, financial institutions, and government agencies and public corporations of various countries. This business unit mainly consists of the international businesses of SMBC, SMBC Trust Bank, SMFL, SMBC Nikko Securities and their foreign subsidiaries. At March 31, 2019, we have global network of 131 overseas offices.

Banking Business

The International Business Unit provides a variety of tailored products and services to meet customer and market requirements, including loans, deposits, clearing services, trade finance, project finance, loan syndication, derivatives and global cash management services.

On January 30, 2019, PT Bank Tabungan Pensiunan Nasional Tbk, previously an associate bank of SMBC in Indonesia, became our consolidated subsidiary upon the purchase of additional shares by SMBC. Subsequently, on February 1, 2019, PT Bank Tabungan Pensiunan Nasional Tbk merged with PT Bank Sumitomo Mitsui Indonesia, a consolidated subsidiary of SMBC also in Indonesia, and the merged company changed its corporate name to PT Bank BTPN Tbk. This merger was made for the purpose of operating a full-fledged commercial banking business in Indonesia that serves both the wholesale and retail segments and further developing our franchise to offer broader financial services to our customers.

On April 1, 2019, we commenced full operations of SMBC Bank EU AG, a banking subsidiary established in Germany, to retain our ability to respond flexibly to changes in the political and economic environment in Europe, including the United Kingdom’s exit from the European Union. Through SMBC Bank EU AG and our other existing networks, we continue to provide clients with sustained and stable financial services while expanding the range of our services.

SMBC seeks to meet customers’ needs globally, together with the network of SMBC’s foreign banking subsidiaries such as Sumitomo Mitsui Banking Corporation Europe Limited, SMBC Bank EU AG, Sumitomo Mitsui Banking Corporation (China) Limited, PT Bank BTPN Tbk and foreign banking associates, including The Bank of East Asia, Limited, ACLEDA Bank Plc. and Vietnam Export Import Commercial Joint Stock Bank.

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

In June 2017, we, through SMBC Rail Services LLC, acquired all membership interests of American Railcar Leasing LLC, one of the leading railcar leasing companies in the United States. This acquisition was made for the purpose of expanding our railcar leasing business and services by further enhancing our fleet portfolio to appropriately meet diverse needs of clients in a wide range of industries.

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

In July 2016, we acquired an additional 20% of the outstanding shares of Sumitomo Mitsui Asset Management (“SMAM”). As a result, our equity interest in SMAM increased from 40% to 60% and SMAM, our former associate, became our subsidiary. On April 1, 2019, SMAM merged with Daiwa SB Investments Ltd. (“DSBI”), previously our associate, to form SMDAM. Our equity interest in SMDAM resulting from the merger is 50.1%, and as such, SMDAM is our subsidiary. Through the merger, we aim to establish an asset management company that combines the strengths and expertise of SMAM and DSBI, and offers high quality investment management performance and services in order to properly address client needs.

Others

Our associate Kansai Mirai Financial Group, Inc. (“Kansai Mirai Financial Group”) engages in commercial banking business in Kansai area.

In March 2017, we announced our plan to integrate Kansai Urban Banking Corporation (“KUBC”), THE MINATO BANK, LTD. (“The Minato Bank”), previously our subsidiaries, and The Kinki Osaka Bank, Ltd. (“The Kinki Osaka Bank”), which is a regional financial institution based in Kansai area and a wholly owned subsidiary of Resona Holdings, Inc. (“Resona Holdings”), a financial holding company head quartered in Japan. As part of this business integration, KUBC and The Minato Bank ceased to be our subsidiaries and became our equity-method associates. In addition, on April 1, 2018, the three banks became wholly owned subsidiaries of Kansai Mirai Financial Group, an intermediate holding company established by Resona Holdings, and Kansai Mirai Financial Group became our equity-method associate. On April 1, 2019, KUBC was merged into The Kinki Osaka Bank and the merged company changed its corporate name to Kansai Mirai Bank, Limited.

Credit Loss Protection Agreement with Goldman Sachs

To expand its overseas portfolio and revenue, SMBC entered into agreements with Goldman Sachs in 2003 to provide credit protection to Goldman Sachs’ extension of credit to their investment grade clients in exchange for receiving a proportion of the fees and interest income from the borrowers. In connection with the agreements, Goldman Sachs established certain wholly owned subsidiaries (“William Street Entities”) that might make credit commitments and extensions. Goldman Sachs entered into credit loss protection arrangements with SMBC in order to hedge in part the credit risk to its investment in the William Street Entities. SMBC, through its Cayman Islands branch, would issue letters of credit in exchange for fees equal to a portion of the fees and interest to be paid by the borrowers to the William Street Entities. The first letter of credit (“FLC”), was issued in 2003 in a maximum available amount of $1 billion, and is available over a 20-year period, subject to early termination or extension. Also, from time to time over a 20-year period, subject to early termination or extension and other conditions, upon the request of Goldman Sachs, SMBC issued letters of credit and may issue one or more additional letters of credit (each a second letter of credit (“SLC Series”) exposing SMBC to risk rated BBB/Baa2 or higher in an aggregate maximum available amount of $0.75 billion). Goldman Sachs may draw on the letters of credit in the event that Goldman Sachs realizes certain losses (“Specified Losses”), with respect to loan commitments or loans extended thereunder that Goldman Sachs has entered into with specified borrowers approved by SMBC and Goldman Sachs.

Under the FLC, Goldman Sachs is entitled to draw from time to time amounts equal to approximately 95% of Specified Losses, up to an aggregate stated amount of $1 billion. Under the SLC Series, Goldman Sachs is entitled, subject to certain conditions, to draw from time to time amounts equal to approximately 70% of Specified Losses above specified loss thresholds, up to an aggregate stated amount of $0.75 billion. Goldman Sachs has made a small number of drawdowns under the FLC in accordance with its terms.

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

SMBC, through a separate bankruptcy-remote Cayman Islands subsidiary, collateralizes the obligations on the FLC and a portion of the SLC Series by buying Goldman Sachs notes and pledging those notes to Goldman Sachs. If Goldman Sachs activates an SLC Series that is not collateralized, SMBC through its Cayman Islands subsidiary will be required to purchase and pledge additional Goldman Sachs notes with a principal amount equal to the stated amount of that SLC Series. Subject to certain conditions, SMBC has the right to substitute as collateral high quality liquid securities for the Goldman Sachs notes.

These arrangements are designed to collateralize SMBC’s obligations in the event SMBC’s Cayman Islands branch fails to perform on the FLC or any SLC Series, including as a result of our insolvency or the insolvency of SMBC or SMBC’s Cayman Islands branch. If Goldman Sachs’ credit rating, as determined by either of the two major credit rating agencies, falls below investment grade, Goldman Sachs is obligated to provide collateral to SMBC to support Goldman Sachs’ obligations under the Goldman Sachs notes. In November 2018, SMBC and Goldman Sachs agreed not to extend the 20-year terms of the letter of credit arrangements. Before the expiration of the initial 20-year term, in certain circumstances, the letter of credit arrangements with SMBC may be terminated by SMBC or Goldman Sachs, in which event Goldman Sachs would be obligated to prepay any outstanding notes. In circumstances related primarily to the creditworthiness of SMBC or a breach of its representations or covenants, Goldman Sachs may draw on the letters of credit for early termination amounts of up to the remaining undrawn or available amount on the letters of credit. In connection with draws on the letters of credit of early termination amounts, Goldman Sachs would have to prepay any outstanding notes. Goldman Sachs also would be obligated to pay SMBC on the originally scheduled expiration date of the letter of credit arrangements an amount equal to the early termination amounts minus the losses that would have been reimbursed under the letters of credit had they not terminated early.

Management Policies

In May 2017, we announced our medium-term management plan, “SMFG Next Stage” (currently “SMBC Group Next Stage”), for the three-years through March 2020. By combining the SMBC Group’s strengths with more focused business management, we aim to be the financial institution of choice for our customers, to achieve sustainable growth and to enhance corporate value through the provision of products and services that add value to our customers. Under the medium-term management plan, we have established the following three core policies in order to achieve sustainable growth and reach the next stage of our journey towards our mid-long term vision of becoming “a global financial group that leads the growth of Japan and Asia by earning the highest trust of our customers.”

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

Integration across the SMBC Group and globally to achieve sustainable growth

Governance and management structure to maximize our business potential. We transitioned from a company with a board of auditors to a company with three statutory committees in order to enhance our corporate governance system as a Global Systemically Important Financial Institution in June 2017. To maximize business opportunities on an SMBC Group-wide and global basis, we have established SMBC Group-wide business units and introduced a Group Chief Officers system (“CxO system”). Specifically, we intend to seek to meet the needs of a wide range of clients by executing strategies and strengthening services on an SMBC Group-wide basis. Further, we intend to optimize resource allocation by sharing management resources, for example by exchanging employees among SMBC Group companies. In addition, we intend to control the allocation of human resources and IT investment on an SMBC Group-wide basis by enhancing the capabilities of our planning and management functions. In order to support these initiatives, we intend to introduce management frameworks, such as setting return on equity targets for each business unit, and improved management information systems. In addition, we have revised the executive pay system by introducing stock-based compensation which is linked to financial targets within our medium-term management plan and to our stock performance in order to tighten the link with business performance. We also raised the ratio of stock-based compensation for executives in order to ensure the business is well aligned with the shareholder’s perspective.

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

For the fiscal year ending March 31, 2020, the final year of our medium-term management plan, the basic policy of the SMBC Group is “Realize a strong finish to the final year of the current medium-term management plan and undertake initiatives that will deliver sustainable growth, with a view to the next medium-term management plan.” By completing the initiatives based on the three core policies under the medium-term management plan, we aim to be the financial institution of choice for our customers, to achieve sustainable growth, and to enhance corporate value by providing value-added products and services.

Revenues by Region

The following table sets forth the percentage of our total operating income under IFRS for the fiscal years ended March 31, 2019, 2018, and 2017, based on the total operating income of our offices in the indicated regions. For each of the periods presented, we earned more than half of our total operating income in Japan, where we compete with other major Japanese banking groups and financial service providers. We earned the remainder in the Americas, Europe and Middle East, and Asia and Oceania, where we mainly compete with global financial institutions.

	For the fiscal year ended March 31,
	2019	2018	2017
Region:
Japan	66%	70%	70%
Foreign:
Americas	10%	9%	9%
Europe and Middle East	12%	13%	12%
Asia and Oceania (excluding Japan)	12%	8%	9%

Total	100%	100%	100%

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

The Banking Act authorizes the FSA to inspect banks and bank holding companies in Japan at any time and with any frequency. The FSA monitors the financial soundness of banks and the status and performance of their control systems and reviews their compliance with laws and regulations. The FSA had issued guidelines on its inspection of financial institutions called the Financial Inspection Manual. The Financial Inspection Manual itself does not have the force of law, but the FSA’s inspections of banks have been based on the Financial Inspection Manual, which emphasized the need for bank self-assessment rather than assessment based on the advice of the government authority and risk management by each bank instead of a mere assessment of its assets. In December, 2017, the FSA published a report on its supervisory approaches and transformation, which was revised on June 29, 2018. Based on the report, the FSA introduced its new supervisory approaches, which include expanding the scope of its supervisory approaches from a backward-looking, element-by-element compliance check to substantive, forward-looking and holistic analysis and judgment. The FSA also announced its transformation, which included repealing the FSA’s Financial Inspection Manual in or after April 2019. Following an inspection, the FSA may exercise its authority over a bank under the Banking Act to suspend or terminate its banking business.

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

These capital reforms increased the minimum common equity requirement from 2% to 4.5% and require banks to hold a capital conservation buffer of 2.5% to withstand future periods of stress, bringing the total common equity requirement to 7%. The Tier 1 capital requirement also increased from 4% to 6% (increasing to 8.5% when included together with the above capital conservation buffer). The total capital requirement increased from 8% to 10.5% with the capital conservation buffer in January 2019. In addition, a countercyclical buffer within a range of 0% to 2.5% of Common Equity Tier 1 capital has been implemented according to national circumstances. In December 2010, the BCBS published the new Basel III rules text. To reflect changes made by the BCBS, the FSA changed its capital adequacy guidelines. The FSA’s changes have mostly been applied from March 31, 2013, which generally reflect the main measures of the minimum capital requirements of the BCBS that started to be phased in on January 1, 2013 and have been fully applied from March 2019. The FSA’s changes which reflect capital buffer requirements under Basel III and the G-SIB capital surcharge described below have been applied from March 31, 2016.

In addition to the above-mentioned minimum capital requirements and capital buffer requirements under Basel III, organizations identified by the FSB as G-SIBs, which includes us, are required to maintain an additional 1% to 2.5% of Common Equity Tier 1 capital as a percentage of risk-weighted assets based on the organization’s size, interconnectedness, substitutability, complexity and cross-jurisdictional activity as determined by the FSB. This G-SIB capital surcharge requirement started to be phased in from January 2016 and has been fully implemented from January 2019. The amount of G-SIB capital surcharge that has applied to us from 2019 based on the FSB’s determination is 1% of risk-weighted assets. The FSB updates its list of G-SIBs on an annual basis.

G-SIBs are also subject to a global standard for TLAC, which establishes minimum requirements for loss-absorbing and recapitalization capacity available in resolution at G-SIBs, to ensure that they can be resolved in an orderly manner without putting public funds at risk. In November 2015, as part of its agenda to address risks arising from G-SIBs, the FSB published the FSB’s TLAC Standards. The FSB’s TLAC Standards define certain minimum requirements for instruments and liabilities so that if a G-SIB fails, it will have sufficient loss-absorbing and recapitalization capacity available to ensure that it can be resolved in an orderly manner which minimizes potential impact on financial stability, maintains the continuity of critical functions and avoids exposing public funds to loss.

In March 2019, the FSA published the Japanese TLAC Standards. The Japanese TLAC Standards apply to Covered SIBs, which includes (i) Japanese G-SIBs, which are designated as G-SIBs by the FSA in accordance with the designation by the FSB, such as us, and (ii) any domestic systemically important bank in Japan (Japanese D-SIB) that has been deemed to be in particular need for a cross-border resolution arrangement and as having particular systemic significance to the Japanese financial system if it fails. The Japanese TLAC Standards were applied to Japanese G-SIBs from March 31, 2019.

Under the FSB’s TLAC standards and the Japanese TLAC Standards, entities designated by the FSA as an entity that would enter into domestic resolution proceedings for Japanese G-SIBs, or the Domestic Resolution Entities, are required:

•

to meet certain minimum external TLAC requirements (being at least 16% of their risk-weighted assets starting from March 2019 and at least 18% of their risk-weighted assets starting from March 2022 as well as at least 6% of their Basel III leverage ratio denominator starting from March 31, 2019 and at least 6.75% starting from March 31, 2022); and

•

to cause any material subsidiaries or material sub-groups in Japan designated as systemically important by the FSA, or any foreign subsidiaries that are subject to TLAC or similar requirements by the relevant foreign authorities, to maintain a certain level of capital and debt that is recognized as having loss-absorbing and recapitalization capacity (“internal TLAC”).

In addition, according to the Japanese TLAC Standards, Japanese G-SIBs are allowed to count Japan’s deposit insurance fund reserves in an amount equivalent to 2.5% of their risk-weighted assets from March 2019 and 3.5% of their risk-weighted assets from March 2022 as external TLAC.

The FSB’s TLAC Standards also prescribe a minimum TLAC requirement of at least 6% of the resolution group’s Basel III leverage ratio denominator starting from March 31, 2019, increasing to at least 6.75% starting from March 31, 2022, and according to the Japanese TLAC Standards, the same external TLAC requirements on the leverage ratio basis are required for bank holding companies of Japanese G-SIBs including us.

In our case, the FSA designated SMFG as our Domestic Resolution Entity, which makes SMFG subject to the external TLAC requirements. The FSA also designated SMBC and SMBC Nikko Securities as our material subsidiaries in Japan, for which we are required to maintain a certain level of internal TLAC.

In the FSA’s explanatory paper entitled “The FSA’s Approach to Introduce the TLAC Framework,” which was published in April 2016 and revised in April 2018, the FSA has identified Single Point of Entry (“SPE”) resolution, in which resolution powers are applied to the ultimate holding company of a banking group by a single national resolution authority, as the preferred strategy for resolving currently designated G-SIBs in Japan. Under a possible model for SPE resolution of Japanese G-SIBs described in the Japanese TLAC Standards, if, with respect to a material subsidiary of a Japanese G-SIB that is designated as systemically important by the FSA, the FSA issues to the Domestic Resolution Entity of the Japanese G-SIB an order concerning the restoration of financial soundness, including recapitalization of, and restoration of liquidity to, such material subsidiary, such material subsidiary’s internal TLAC instruments will be written off or, if applicable, converted into equity in accordance with the applicable contractual loss-absorption provisions of such internal TLAC instruments. The FSA may issue such an order pursuant to Article 52-33, Paragraph 1 of the Banking Act upon its determination that the material subsidiary is non-viable due to a material deterioration in its financial condition after recognizing that its liabilities exceed or are likely to exceed its assets, or that it has suspended or is likely to suspend payment of its obligations.

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

In December 2017, the GHOS endorsed the outstanding Basel III regulatory reforms. The endorsed reforms include the following elements:

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

In January 2016, the GHOS agreed that the leverage ratio should be based on a Tier 1 definition of capital and should comprise a minimum level of 3%. In December 2017, the definition and requirements of the leverage ratio were revised as part of the revised Basel III reforms. Under the revised Basel III reforms, in addition to meeting the minimum leverage ratio, G-SIBs are required to meet a leverage ratio buffer, which will take the form of a Tier 1 capital buffer set at 50% of the applicable G-SIB capital surcharge. Various refinements were also made to the definition of the leverage ratio exposure measure. The leverage ratio requirements under the definition based on the framework issued by the BCBS in January 2014 were implemented as a Pillar 1 measurement from January 2018, and those under the revised definition and the leverage ratio buffer requirement for G-SIBs will be implemented as a Pillar 1 measurement from January 1, 2022.

On March 15, 2019, the FSA published its guidelines for the leverage ratio applicable to banks with international operations, which have been applied from March 31, 2019. Under the FSA’s guidelines for the leverage ratio, banks with international operations must maintain a leverage ratio of at least 3% on both a consolidated basis and a nonconsolidated basis from March 31, 2019.

Liquidity Requirement

In October 2014, the FSA published its guidelines for liquidity coverage ratio (“LCR”) applicable to banks with international operations that have been applied from March 31, 2015. These guidelines are based on the full text of the LCR standard issued by the BCBS in January 2013. LCR is intended to promote resilience to potential liquidity disruptions over a thirty-day horizon and help ensure that global banks have sufficient, unencumbered, high-quality liquid assets to offset the net cash outflows they could encounter under an acute short-term stress scenario. Under the FSA’s LCR guidelines, banks with international operations must maintain LCR of at least 100% on both a consolidated basis and a nonconsolidated basis. The minimum LCR requirements were phased in from March 31, 2015 with an increase of 10% in each year starting from 60%, and reached 100% on March 31, 2019.

In October 2014, the BCBS issued the final standard for the net stable funding ratio (“NSFR”), which requires a minimum amount of stable sources of funding at a bank relative to the liquidity profiles of the bank’s assets, as well as the potential for contingent liquidity needs arising from off-balance sheet commitments, over a one-year horizon. The NSFR was scheduled to be introduced as a minimum standard by January 1, 2018. In June 2018, the FSA published its guidelines for the NSFR applicable to banks with international operations, including us. The FSA at one point announced that the guidelines were to be applicable from March 31, 2019 but the introduction of the NSFR has been postponed.

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

•	the total risk-weighted capital ratio of a bank with international operations becomes less than 8% but not less than 4%;

•	the Common Equity Tier 1 risk-weighted capital ratio becomes less than 4.5% but not less than 2.25%;

•	the Tier 1 risk-weighted capital ratio becomes less than 6% but not less than 3%; or

•	the leverage ratio becomes less than 3% but not less than 1.5%.

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

•	the total risk-weighted capital ratio of a bank with international operations declines to less than 4% but not less than 2%;

•	the Common Equity Tier 1 risk-weighted capital ratio becomes less than 2.25% but not less than 1.13%;

•	the Tier 1 risk-weighted capital ratio becomes less than 3% but not less than 1.5%; or

•	the leverage ratio becomes less than 1.5% but not less than 0.75% (in this case, the FSA may order a bank to take actions described in (1) and (3) to (8) of the paragraph above).

The FSA may order a bank to conduct any one of the following: (1) a capital increase; (2) a substantial reduction in its business; (3) a merger; or (4) abolishment of its banking business, if;

•	the total risk-weighted capital ratio of a bank with international operations declines to less than 2% but not less than 0%;

•	the Common Equity Tier 1 risk-weighted capital ratio becomes less than 1.13% but not less than 0%;

•	the Tier 1 risk-weighted capital ratio becomes less than 1.5% but not less than 0%; or

•	the leverage ratio becomes less than 0.75% but not less than 0%.

The FSA may order the bank to suspend all or part of its business, if

•	the total risk-weighted capital ratio, the Common Equity Tier 1 risk-weighted capital ratio or Tier 1 risk-weighted capital ratio of a bank with international operations declines below 0%; or

•	the leverage ratio declines below 0%.

The FSA may take actions similar to the actions the FSA may take with respect to a bank, if;

•	the total risk-weighted capital ratio of a bank holding company that holds a bank with international operations declines to levels below 8%;

•	the Common Equity Tier 1 risk-weighted capital ratio declines to levels below 4.5%; or

•	the Tier 1 risk-weighted capital ratio declines to levels below 6%.

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

From April 2017 to March 2018, the DIC received annual insurance premiums from member deposit-taking institutions amounting to 0.049% of deposits primarily for payment and settlement purposes and 0.036% of deposits for other deposits, and from April 2018 to March 2019, they amounted to 0.046% and 0.033%, respectively. Furthermore, from April 2019, they amounted to 0.045% and 0.032% respectively.

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

Base Erosion and Profit Shifting (BEPS)

In July 2013, the Organization for Economic Co-operation and Development (“OECD”) published the Action Plan on Base Erosion and Profit Shifting (“BEPS”) in order to prevent exploiting of gaps and mismatches in tax rules and artificial shifting of profits to low or no-tax locations. In October 2015, the OECD published the final package of measures for a comprehensive, coherent and coordinated reform of the international tax rules for 15 key areas. These measures will apply once they are implemented either in domestic laws or in the network of bilateral tax treaties. Some of the deliverables published by the OECD have been partially reflected to Japanese tax regulations by the tax reforms adopted from 2015 through 2019 and to certain several bilateral tax treaties to which Japan is a party through the implementation of the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting in Japan.

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

Regulations in the United States

As a result of its operations in the United States, the Company and SMBC are subject to extensive federal and state banking and securities supervision and regulation. SMBC engages in U.S. banking activities directly through its branches in Los Angeles, San Francisco and New York and through its representative offices in Houston, Dallas, Silicon Valley and Chicago. SMBC also controls a U.S. banking subsidiary, Manufacturers Bank, and a U.S. broker-dealer subsidiary, SMBC Nikko Securities America, Inc. Through a reorganization of our existing U.S. operations, the Company and SMBC established a new U.S. bank holding company, SMBC Americas Holdings, Inc. (“SMBCAH”), a wholly-owned direct subsidiary of SMBC at January 1, 2019. SMBCAH is currently the holding company for Manufacturers Bank, SMBC Nikko Securities America, Inc. and certain other U.S. subsidiaries. The establishment of SMBCAH will enhance the Company and SMBC’s U.S. corporate governance capabilities by centralizing the supervision and management of its U.S. operations and bring together its primary U.S.-based banking, securities, capital markets and other subsidiaries under the new holding company.

SMBC’s New York branch is supervised by the Federal Reserve Bank of New York and the New York State Department of Financial Services, but its deposits are not insured (or eligible to be insured) by the Federal Deposit Insurance Corporation (“FDIC”). SMBC’s Los Angeles and San Francisco branches are supervised by the Federal Reserve Bank of San Francisco and the California Department of Business Oversight, but their deposits are not insured (or eligible to be insured) by the FDIC. SMBC’s representative offices in Houston and in Dallas are subject to regulation and examination by the Federal Reserve Bank of Dallas and the Texas Department of Banking. SMBC’s representative office in Silicon Valley is subject to regulation and examination by the Federal Reserve Bank of San Francisco and the California Department of Business Oversight. The SMBC’s representative office in Chicago is subject to regulation and examination by the Federal Reserve Bank of Chicago and the Illinois Department of Financial and Professional Regulation.

Manufacturers Bank is a California state-chartered bank with FDIC-insured deposits that is not a member of the Federal Reserve System. As such, Manufacturers Bank is subject to regulation, supervision and examination by the FDIC and the California Department of Business Oversight.

The Company, SMBC and SMBCAH are bank holding companies by virtue of their ownership of Manufacturers Bank, and as such are subject to the U.S. Bank Holding Company Act of 1956, as amended (“Bank Holding Company Act”) and are subject to regulation, supervision and examination by the Federal Reserve Board as their U.S. “umbrella supervisor.” The Company, SMBC and SMBCAH are required to serve as sources of financial strength to Manufacturers Bank.

Restrictions on Business Activities

The Bank Holding Company Act imposes restrictions on the Company and SMBC’s U.S. non-banking operations. Bank holding companies that elect to be treated as financial holding companies, such as the Company, SMBC and SMBCAH are permitted to engage in a broader range of activities in the United States, however. Unless otherwise limited by the Federal Reserve Board, financial holding companies generally can engage, directly or indirectly in the U.S. and abroad, in financial activities, either de novo or by acquisition, by providing after-the-fact notice to the Federal Reserve Board. These financial activities include underwriting, dealing and making markets in securities, insurance underwriting and brokerage and making merchant banking investments in non-financial companies for a limited period of time, as long as the financial holding company does not directly or indirectly manage the non-financial companies’ day-to-day activities, and the financial holding company’s banking subsidiaries engage only in permitted cross-marketing with the non-financial companies.

The Company and SMBC elected to be treated as financial holding companies in May 2013, and SMBCAH elected to be treated as a financial holding company upon becoming a U.S. bank holding company in January 2019. As financial holding companies, the Company, SMBC and SMBCAH are subject to additional regulatory requirements. For example, the Company, SMBC, SMBCAH and Manufacturers Bank, as our U.S. insured depository institution subsidiary, must be “well capitalized” and “well managed,” including maintenance of examination ratings that are at least satisfactory. In April 2019, SMBC and its New York branch entered into a written agreement with the Federal Reserve Bank of New York requiring SMBC and its New York branch to address certain deficiencies relating to the New York branch’s anti-money laundering and economic sanctions compliance program. SMBC and its New York branch are required, among other things, to implement corrective measures and submit periodic progress reports to the Federal Reserve Bank of New York. In addition, as a result of the deficiencies identified in the written agreement, we no longer meet the requirements to be treated as a financial holding company, and, pending completion of a remediation plan designed to meet these requirements, we are currently subject to restrictions in our ability to engage in certain new categories of financial activities in the United States and to make acquisitions of companies engaged in activities in the United States. Divestiture or termination of certain business activities in the U.S. may also be required as a consequence of failure to correct the conditions giving rise to such restrictions within the prescribed period of time.

Under the Bank Holding Company Act, the Company, SMBC and SMBCAH are also required to obtain the prior approval of the Federal Reserve Board before directly or indirectly acquiring the ownership or control of more than 5% of any class of voting shares of U.S. banks, certain other depository institutions and bank or depository institution holding companies. In addition, SMBC’s U.S. banking operations (including Manufacturers Bank and SMBC’s U.S. branches) are also restricted from engaging in certain “tying” arrangements involving products and services.

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

There are various qualitative and quantitative restrictions on the extent to which the Company and its subsidiaries can borrow or otherwise obtain credit from Manufacturers Bank or engage in certain other transactions involving that subsidiary. In general, these transactions must be on terms that would ordinarily be offered by Manufacturers Bank to unaffiliated entities, and credit transactions must be secured by designated amounts of specified collateral. In addition, certain transactions, such as certain purchases by Manufacturers Bank from SMBC or its non-bank subsidiaries, are subject to volume limitations. Effective in July 2012, the Dodd-Frank Act (discussed below) subjects credit exposure arising from derivative transactions, securities borrowing and lending transactions, and repurchase/reverse repurchase agreements to these collateral and volume transactions limitations.

U.S. Financial Regulatory Reform

Both the scope of the U.S. laws and regulations and the intensity of supervision have increased in recent years, in response to the financial crisis as well as other factors such as technological and market changes. Regulatory enforcement and fines have also increased across the banking and financial services sector. Many of these changes have occurred as a result of the Dodd-Frank Act and its implementing regulations, most of which are now in place, and have resulted in or are anticipated to result in additional costs and impose certain limitations on our and SMBC’s business activities. The current U.S. Presidential administration has expressed different policy goals with respect to financial regulation, but the impact that such U.S. Presidential administration’s policy goals or any new or proposed legislation could have on the regulatory requirements currently imposed on us and SMBC remains uncertain. In May 2018, President Trump signed into law the Economic Growth, Regulatory Relief, and Consumer Protection Act, which is the first significant legislative reform of the Dodd Frank Act. Although this legislation makes changes to several major provisions of the Dodd Frank Act, the changes mainly relate to smaller U.S. banks and to U.S. bank holding companies, and have limited effect upon the SMBC Group.

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

The Dodd-Frank Act provides regulators with tools to impose greater capital, leverage and liquidity requirements and other prudential standards, particularly for financial institutions that pose significant systemic risk and large bank holding companies. In imposing heightened prudential standards on non-U.S. financial institutions such as us and SMBC, the Federal Reserve Board is directed to take into account the principle of national treatment and equality of competitive opportunity, and the extent to which the non-U.S. bank holding company is subject to comparable home country standards.

In 2014, the Federal Reserve Board adopted final rules that apply enhanced prudential standards to the U.S. operations of large non-U.S. banking organizations (“EPS Rules”), including us. The EPS Rules require each of certain large non-U.S. banking organizations, such as us, to certify that it is subject to home country capital standards that are broadly consistent with the Basel capital framework, including Basel III; conduct home country capital stress tests that are comparable to U.S. standards; comply with a certain liquidity requirements, including, among other things, a U.S. liquidity buffer requirement for its U.S. branches and agencies based on the results of internal liquidity stress testing; and establish a U.S. risk committee that periodically reviews the risk management policies and oversees the risk management framework of its U.S. operations. The EPS Rules also require non-U.S. banking organizations with combined U.S. assets (excluding assets held by its U.S. branches and agencies) of $50 billion or more, are required to establish a separately capitalized top-tier U.S. intermediate holding company. This requirement does not apply to us because we do not meet this threshold, but we have established SMBCAH in consideration of this requirement. The Federal Reserve Board proposed amendments to the EPS Rules in April 2019, but we do not expect the proposed amendments, if implemented, to significantly change the requirements under the EPS Rules that are currently applicable to us.

In June 2018, as part of the implementation of the EPS Rules, the Federal Reserve Board published a final rule implementing single counterparty credit limits. Under the final rule, our combined U.S. operations will be subject to an aggregate net credit exposure limit to any major counterparty, which includes other G-SIBs, of 15% of SMBC’s Tier 1 capital, and an aggregate net credit exposure limit to any other counterparty of 25% of SMBC’s Tier 1 capital. Unless otherwise notified by the Federal Reserve Board, we may comply with the final rule by certifying to the Federal Reserve Board that we comply with a home country regime on a consolidated basis that is comparable to the Large Exposures Framework published by the Basel Committee. We must comply with the final rule by January 1, 2020. Although a proposed rule has been released, a final rule for an early remediation framework applicable to foreign banking organizations has yet to be promulgated.

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

U.S. Sanctions Targeting Iran Related Activities

Starting in 2010, the U.S. government implemented various sanctions targeting non-U.S. parties that engage in specified Iran-related activities. Various statutes, Executive Orders and regulations, including the Comprehensive Iran Sanctions, Accountability and Divestment Act of 2010 (which, among other things, amended the Iran Sanctions Act of 1996, Section 1245 of the National Defense Authorization Act for Fiscal Year 2012, the Iran Threat Reduction and Syria Human Rights Act of 2012, and the Iran Freedom and Counter-Proliferation Act of 2012, authorize the imposition of sanctions on parties that engage in, among other things, certain activities relating to Iran’s energy, petroleum, metals, shipping or shipbuilding sectors or that facilitate “significant” transactions or provide “significant financial services” for certain Iran-linked individuals or entities or the Islamic Revolutionary Guard Corps.

Prior to U.S. withdrawal from the JCPOA the United States along with the European Union provided Iran with certain sanctions relief. On Implementation Day, the U.S. government revoked certain Iran-related Executive Orders, temporarily waived certain statutory provisions and removed various individuals and entities from the Specially Designated Nationals and Blocked Persons List (the “SDN List”) maintained by OFAC. However, certain U.S. secondary sanctions targeting Iran remained in effect, including those targeting significant transactions involving Iranian or Iran-related SDNs or the Islamic Revolutionary Guard Corps.

On August 6, 2018, President Trump issued Executive Order 13846, which reinstated provisions of certain Executive Orders that had been revoked in January 2016 to implement the JCPOA. Executive Order 13846 also added authorities to impose blocking or correspondent account sanctions on foreign financial institutions providing support or services to, or facilitating significant financial transactions on behalf of, certain sanctioned persons and expands the menu of available sanctions for certain significant transactions related to Iran involving petroleum, petroleum products and petrochemical products.

On November 5, 2018, following certain wind-down periods, the United States fully re-imposed sanctions (both primary and secondary) that had been waived or lifted under the JCPOA. On the same day, OFAC added back to the SDN List a number of parties that had been removed on Implementation Day from the list. Persons engaged in targeted activities involving Iran face exposure to secondary sanctions or enforcement actions under U.S. law. It is SMBC’s policy not to conduct activities targeted by secondary sanctions.

As part of the reinstatement of full sanctions on Iran, the United States has resumed efforts to reduce Iran’s crude oil sales, backed by the potential threat of correspondent account sanctions targeting foreign financial institutions. On November 5, 2018, the U.S. government announced that Japan was one of eight countries determined by the U.S. State Department to have significantly reduced purchases of crude oil from Iran and therefore granted a “significant reduction exception” authorizing, among other things, financial institutions based in those countries to engage in certain transactions related to the purchase of petroleum or petroleum products from Iran for a period of 180 days, without the risk of sanctions. On May 2, 2019, the significant reduction exceptions granted to these eight countries, including Japan, expired without further extension.

On May 8, 2019, President Trump issued Executive Order 13871, which imposes sanctions with respect to Iran’s iron, steel, aluminum and copper sectors (collectively, the “metals” sector). Executive Order 13871 substantially broadens the scope of sanctionable activity relating to Iran’s metals sector, including adding authority to impose blocking sanctions on persons determined to have knowingly engaged in certain significant transactions, and correspondent or payable-through account sanctions on foreign financial institutions determined to have conducted or facilitated certain significant financial transactions, involving Iran’s metals sector or metals and metal products from Iran.

Ukraine Freedom Support Act of 2014, as Amended

In order to deter the Russian government from further destabilizing and invading Ukraine, the U.S. government enacted the Ukraine Freedom Support Act of 2014 (signed into law on December 18, 2014). Among other things, the act, as amended by the Countering America’s Adversaries Through Sanctions Act of 2017 (signed into law in August, 2017), mandates prohibitions or strict limitations on the opening or maintaining of correspondent or payable-through accounts in the United States by non-U.S. financial institutions determined by the U.S. government (i) to have knowingly engaged in on or after December 18, 2014 in significant transactions involving certain activities described in the act, including those involving individuals or entities on whom sanctions are imposed pursuant to the act for making a significant investment in a project for the extraction of deepwater, Arctic offshore or shale formation crude oil in Russia, or (ii) to have knowingly facilitated, on or after June 16, 2015, a significant financial transaction on behalf of any Russian individual or entity included on the SDN List pursuant to Ukraine-related sanction programs.

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

The United States entered into intergovernmental agreements or reached agreements in substance with more than 100 countries in furtherance of the objectives of FATCA, which modify the operation of FATCA with respect to financial institutions located in those countries. The United States and Japan have entered into an intergovernmental agreement to facilitate the implementation of FATCA pursuant to which Japanese financial institutions (such as us and certain of SMBC Group companies) are directed by the Japanese authorities to register with the IRS and fulfill obligations consistent with those required under a PFFI agreement. We are registered with the IRS as a PFFI. We are committed to complying with FATCA as a PFFI and abiding by the terms of our PFFI agreement with the IRS within the jurisdictions in which we operate and in accordance with the time frame set out by the IRS. We closely monitor FATCA developments and evolving industry practices to ensure continued compliance with FATCA.

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

Disclosure Pursuant to Section 13(r) of the Securities Exchange Act of 1934

Section 13(r) of the Securities Exchange Act of 1934, as amended, requires an issuer to disclose whether it or any of its affiliates knowingly engaged in certain activities or transactions relating to Iran or with individuals or entities designated by the U.S. government under specified Executive Orders, even if those activities are not prohibited by U.S. law and are conducted outside the United States by non-U.S. affiliates. During the twelve months ended March 31, 2019, one affiliate of SMFG, SMBC, engaged in activities subject to disclosure under Section 13(r). SMBC conducted these activities consistent with its internal policies and procedures, the policies and procedures of SMFG, and applicable laws and regulations, and to the extent they are not sanctionable under U.S. secondary sanctions. SMBC has discontinued activities that have become impermissible or subject to secondary sanctions as a result of changes in applicable laws and regulations.

SMBC issued letters of credit and provided remittance and other settlement services in connection with customers’ trade transactions between Japan and Iran. These transactions principally involved the importation of oil into Japan or exportation of civilian commercial products from Japan and were conducted with Iranian banks, including the Central Bank of Iran and one other bank owned by the Government of Iran. SMBC supported a Japanese importing company by paying bills of exchange in connection with imports of crude oil from an Iranian oil company owned by the Government of Iran. These transactions did not involve entities or other persons on the SDN List and did not involve the settlement of U.S. dollar-denominated payments cleared through U.S. banks. SMBC has informed SMFG that it intends to continue to engage in these types of transactions only to the extent permitted under applicable regulations and to the extent they are not sanctionable under U.S. secondary sanctions. For the twelve months ended March 31, 2019, the gross revenue related to these transactions was ¥20.4 million, representing about 0.0006% of SMFG’s total interest and fee income. SMFG does not allocate direct costs to interest and fee income and therefore does not calculate net profits with respect to these transactions.

SMBC has issued performance bonds and advance payment bonds that supported various projects, including the construction of petroleum plants in Iran. Some of these bonds had counterparties that were entities controlled by the Government of Iran. Some of these bonds have matured, and SMBC has not renewed and will not renew them unless permitted under applicable regulations and to the extent they are not sanctionable under U.S. secondary sanctions, but SMBC continues to have obligations under the matured performance bonds until they are returned or cancelled by the beneficiaries. SMBC has also received fees from its customers on whose behalf it issued the performance bonds. For the twelve months ended March 31, 2019, the gross revenue relating to these transactions was ¥2.1 million, representing less than 0.0001% of SMFG’s total interest and fee income. As noted above, SMFG does not allocate direct costs to interest and fee income and therefore does not calculate net profits with respect to these transactions. SMBC has informed SMFG that it intends to continue to accept fee income from its customers for whose account the performance bonds were issued and to pay the relevant fees to the Iranian banks, to the extent authorized by the Ministry of Finance of Japan or otherwise permitted under applicable regulations, until the bonds are returned or cancelled. However, SMBC strongly urges the relevant customers to ask the beneficiaries to agree to return or cancel the matured performance bonds.

SMBC has frozen an account of an Iranian bank designated under Executive Order 13224 pursuant to Japanese foreign exchange laws, and has frozen the U.S. dollar accounts of all Iranian banks. SMBC still maintains Japanese yen accounts of government-owned Iranian banks, including an account for the Central Bank of Iran, and certain transactions described in this disclosure were conducted through the use of such accounts. These transactions were conducted in accordance with Japanese law, and we do not believe that the transactions were sanctionable under U.S. sanctions that were in effect at the time the transactions occurred. SMBC has discontinued activities that have become impermissible or subject to secondary sanctions as a result of changes in applicable laws and regulations, including transactions involving the Central Bank of Iran whose account has been frozen. The gross revenue attributable to the accounts of government-owned Iranian banks for the twelve months ended March 31, 2019, was less than ¥5.0 million, representing about 0.0001% of SMFG’s total interest and fee income. SMFG does not allocate direct costs to interest and fee income and therefore does not calculate net profits with respect to these transactions. SMBC has informed SMFG that it intends to continue to maintain the Iranian accounts described above only to the extent permitted under applicable laws and regulations and to the extent the activities are not targeted by secondary sanctions.

As of the date of this annual report, to our knowledge, there is no other activity for the twelve months ended March 31, 2019 that requires disclosure under Section 13(r) of the Securities Exchange Act of 1934.

4.C.     ORGANIZATIONAL STRUCTURE

The following chart presents our corporate structure summary at March 31, 2019.

(1)	These companies are our associates or joint ventures.
(2)	Chart indicates the classification of SMBC Group companies into each of SMBC Group-wide business segments.
(3)	Sumitomo Mitsui Asset Management Company, Limited merged with Daiwa SB Investments Ltd. on April 1, 2019, to form Sumitomo Mitsui DS Asset Management Company, Limited.

As the ultimate holding company of the SMBC Group, we are responsible for:

•	group strategy and management;

•	group resource allocation;

•	group financial accounting;

•	investor relations;

•	capital strategy;

•	group IT strategy;

•	HR management for group executives;

•	group risk management, internal control and compliance;

•	compensation schemes; and

•	efficiently harmonizing our operations on a SMBC Group-wide basis.

Principal Subsidiaries

Our principal subsidiaries at March 31, 2019 are shown in the list below. We consolidate all entities that we control. We control an entity when we are exposed, or have rights, to variable returns from our involvement with the entity and have the ability to affect those returns through our power over the entity.

Principal domestic subsidiaries

Company Name	Proportion of Ownership Interest(1)	Proportion of Voting Rights(1)		Main Business
	(%)	(%)
Sumitomo Mitsui Banking Corporation	100.0	100.0		Commercial banking
SMBC Trust Bank Ltd.	100.0	100.0		Trust Banking
SMBC Guarantee Co., Ltd.	100.0	100.0		Credit guarantee
SMBC Nikko Securities Inc.	100.0	100.0		Securities
Sumitomo Mitsui Card Company, Limited(2)	65.9	65.9		Credit card
Cedyna Financial Corporation	100.0	100.0		Credit card and consumer credit
SMBC Consumer Finance Co., Ltd.	100.0	100.0		Consumer lending
SMBC Mobit Co., Ltd.	100.0	100.0		Consumer lending
SMM Auto Finance, Inc.	51.0	51.0		Automobile sales financing
SMBC Finance Service Co., Ltd.	100.0	100.0		Collecting agent and factoring
The Japan Research Institute, Limited	100.0	100.0		System development, data processing, management consulting and economic research
Sumitomo Mitsui Asset Management Company, Limited(3)	51.1	51.1		Investment advisory and investment trust management
NCore Co., Ltd.	51.0	51.0		Data processing service and consulting
SMBC Venture Capital Co., Ltd.	40.0	40.0	(4)	Venture capital
SMBC Consulting Co., Ltd.	98.3	98.3		Management consulting and information services
Japan Pension Navigator Co., Ltd.	69.7	69.7		Operational management of defined contribution pension plans

(1)	Percentages of proportion of ownership interest and proportion of voting rights have been truncated.
(2)	We acquired an additional 34.1% of the outstanding shares of Sumitomo Mitsui Card Company, Limited on April 1, 2019 and, as a result, it became our wholly owned subsidiary.
(3)	Sumitomo Mitsui Asset Management Company, Limited merged with Daiwa SB Investments Ltd. on April 1, 2019, to form Sumitomo Mitsui DS Asset Management Company, Limited.
(4)

This company is accounted for as a subsidiary, despite our holdings of less than 50% of the voting rights, because we are able to govern the financial and operating policies of this company under a statute or an agreement.

Principal foreign subsidiaries

Company Name	Country of Incorporation	Proportion of Ownership Interest(1)	Proportion of Voting Rights(1)	Main Business
		(%)	(%)
Sumitomo Mitsui Banking Corporation Europe Limited	U.K.	100.0	100.0	Commercial banking
Sumitomo Mitsui Banking Corporation (China) Limited	China	100.0	100.0	Commercial banking
PT Bank BTPN Tbk	Indonesia	98.4	98.4	Commercial banking
SMBC Americas Holdings, Inc.	U.S.A.	100.0	100.0	Bank holding company
Manufacturers Bank	U.S.A.	100.0	100.0	Commercial banking
Banco Sumitomo Mitsui Brasileiro S.A.	Brazil	100.0	100.0	Commercial banking
JSC Sumitomo Mitsui Rus Bank	Russia	100.0	100.0	Commercial banking
SMBC Bank EU AG	Germany	100.0	100.0	Commercial banking
Sumitomo Mitsui Banking Corporation Malaysia Berhad	Malaysia	100.0	100.0	Commercial banking
SMBC Leasing and Finance, Inc.	U.S.A.	100.0	100.0	Leasing
SMBC Nikko Securities America, Inc.	U.S.A.	100.0	100.0	Securities
SMBC Nikko Capital Markets Limited	U.K.	100.0	100.0	Securities
SMBC Capital Markets, Inc.	U.S.A.	100.0	100.0	Derivatives

(1)	Percentages of proportion of ownership interest and proportion of voting rights have been truncated.

4.D.    PROPERTY, PLANT AND EQUIPMENT

The assets for rent we own for the purpose of operating leases mainly consist of aircraft for the leasing business. We own or lease the land and buildings in which we conduct our business. Most of the property that we operate in Japan is owned by us to be used by our branches. In contrast, our international operations are conducted out of leased premises. Our head office building in Marunouchi is leased from a third party. Our largest property is SMBC’s East Tower in Marunouchi, with a net carrying value of ¥170 billion, including the land and building, at March 31, 2019.

The following table shows the net carrying amount of our tangible fixed assets at March 31, 2019.

At March 31, 2019
(In millions)
Assets for rent	¥564,461
Land	464,097
Buildings	338,500
Leased assets	25,549
Others	115,179

Total	¥1,507,786

For more information, see Note 12 “Property, Plant and Equipment” to our consolidated financial statements included elsewhere in this annual report.

The total area of land related to our material office and other properties at March 31, 2019 was approximately 657,000 square meters for owned land and approximately 14,000 square meters for leased land.

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

For the fiscal year ended March 31, 2019, the Japanese economy continued to recover gradually, supported by an increase in capital investments by businesses, since corporate earnings and business sentiment continued to improve, and the recovery of private consumption reflecting the improvement in the employment and income situation.

Japanese gross domestic product (“GDP”) increased by 0.7% for the fiscal year ended March 31, 2019, compared with an increase of 1.9% in the previous fiscal year, based on data published in June 2019 by the Cabinet Office of the Government of Japan. Japan’s core consumer price index (“CPI”) increased by 0.8% for the same period, compared with an increase of 0.7% in the previous fiscal year, based on data published in April 2019 by the Statistics Bureau in the Ministry of Internal Affairs and Communications of Japan.

The following table presents quarter-on-quarter growth rates of Japanese GDP during the fiscal year ended March 31, 2019 and 2018.

	For the fiscal year ended March 31,
	2019				2018
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
GDP	0.6%	(0.6%)	0.5%	0.6%	0.5%	0.6%	0.3%	(0.1%)

Japanese GDP temporarily declined for the period from July to September 2018, primarily due to decreases in private consumption, capital investments by businesses and exports of goods and services, reflecting natural disasters such as heavy rains, typhoons and earthquakes. Thereafter, it recovered primarily due to an increase in capital investments by businesses and the recovery of private consumption.

The employment situation continued to improve during the fiscal year ended March 31, 2019, reflecting a growing labor shortage. The active job openings-to-applicants ratio continued to steadily improve. In addition, the unemployment rate remained low, and it was 2.5% in March 2019, the same as in March 2018, based on the Labor Force Survey by the Statistics Bureau in the Ministry of Internal Affairs and Communications of Japan. Compensation of employees increased by 2.1% for the fiscal year ended March 31, 2019, reflecting the current employment situation. This was the fourth consecutive year that compensation of employees increased.

Further, according to Teikoku Databank, a research institution in Japan, there were approximately 8,100 corporate bankruptcies in Japan during the fiscal year ended March 31, 2019, a decrease of 2.8% from the previous fiscal year, involving approximately ¥1.6 trillion in total liabilities, a decrease of 40.0% from the previous fiscal year.

Interest rates in Japanese financial and capital markets are affected by the monetary policy measures of the Bank of Japan (“BOJ”). In 2016, in addition to the existing provision of ample funds, the BOJ introduced “quantitative and qualitative monetary easing with a negative interest rate” and “quantitative and qualitative monetary easing with yield curve control.” Under this policy framework, the BOJ would keep short-term interest rates down by maintaining its policy of applying a negative interest rate of minus 0.1% to certain excess reserves of financial institutions held at the BOJ. Moreover, the BOJ indicated it would purchase Japanese government bonds so that the yield of the 10-year Japanese government bonds would be close to around 0% to control long-term interest rates. In July 2018, the BOJ decided to introduce forward guidance for policy rates which states that the BOJ intends to maintain the current extremely low levels of short- and long-term interest rates for an extended period of time, which the BOJ clarified in April 2019 to mean at least through around spring 2020, and to conduct market operations as well as asset purchases in a more flexible manner, with a view to persistently continuing with powerful monetary easing. Under such circumstances, the uncollateralized overnight call rate, which is the benchmark short-term interest rate, remained negative for the fiscal year ended March 31, 2019. The yield on newly issued Japanese government bonds with a maturity of 10 years, which is the benchmark long-term interest rate, was at around 0% for the same period.

The yen depreciated against the U.S. dollar from ¥106.19 at March 30, 2018 to ¥ 110.75 at March 29, 2019, according to the statistical data published by the BOJ.

The Nikkei Stock Average, which is a price-weighted average of 225 stocks listed on the Tokyo Stock Exchange First Section, rose from ¥21,454.30 at March 30, 2018 to ¥24,270.62 at October 2, 2018, its highest closing level since November 1991. However, it then dropped below the ¥20,000 level at the beginning of January 2019, and it reached ¥21,205.81 at March 29, 2019.

According to the Ministry of Land, Infrastructure, Transport and Tourism of Japan, the average residential land prices in Japan increased by 0.6% in year 2018, compared with an increase of 0.3% in the previous year.

The global economy, as a whole, continued to recover gradually for the fiscal year ended March 31, 2019, although it showed some signs of slowing down toward the end of the fiscal year.

For the fiscal year ended March 31, 2019, the U.S. economy expanded, supported by robust private consumption reflecting the strong employment and income situation. The European economy was gradually picking up, but showed some signs of slowing down toward the end of the fiscal year. On the other hand, the Chinese economy continued to slow down gradually, but the economic stimulus measures by the Chinese government were starting to halt the economic slowdown toward the end of the fiscal year. The growth momentum in other Asian economies, as a whole, gradually headed toward recovery for the fiscal year ended March 31, 2019.

In addition to economic factors and conditions, we expect that our results of operations and financial condition will be significantly affected by regulatory trends such as Japanese TLAC Standards, the Basel III reforms and the Dodd-Frank Act. For a more detailed description of regulations to which we are subject, risks associated with regulatory development and our management policy under this environment, see “Item 3.D. Risk Factors—Risks Related to Our Business,” “Item 4.B. Business Overview—Regulations in Japan, Regulations in the United States, Regulations in Other Jurisdictions and Description of Operations and Principal Activities—Management Policies.”

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

The BOJ announced in October 2014 the expansion of its “quantitative and qualitative monetary easing” introduced in April 2013, and in December 2015 the introduction of “supplementary measures for quantitative and qualitative monetary easing,” in order to achieve the price stability target of 2% in terms of the year-on-year rate of increase in the CPI. In January 2016, the BOJ announced the introduction of “quantitative and qualitative monetary easing with a negative interest rate” (“negative interest rate policy”), and began to implement a negative interest rate policy in February 2016. Under the negative interest rate policy, the BOJ has adopted a multi-tier system where the outstanding balance of each financial institution’s current account at the BOJ is divided into three tiers, to each of which a positive interest rate, a zero interest rate and a negative interest rate of minus 0.1 percent are applied, respectively. After these policy interest rate changes, SMBC lowered its ordinary deposit rate by 0.019 percentage points from 0.02% to 0.001% in February 2016. Thereafter, in September 2016, the BOJ announced the introduction of “quantitative and qualitative monetary easing with yield curve control.” Under this policy framework, the BOJ indicated it would purchase Japanese government bonds so that the yield of the 10-year Japanese government bonds would be close to around 0% to control long-term interest rates. In addition, the BOJ would keep short-term interest rates down by maintaining its policy of applying a negative interest rate of minus 0.1% to certain excess reserves of financial institutions held at the BOJ. In July 2018, the BOJ decided to introduce forward guidance for policy rates which states that the BOJ intends to maintain the current extremely low levels of short- and long-term interest rates for an extended period of time, which the BOJ clarified in April 2019 to mean at least through around spring 2020, and to conduct market operations as well as asset purchases in a more flexible manner, with a view to persistently continuing with powerful monetary easing.

The following table sets forth SMBC’s short-term prime rate, three-month TIBOR, ordinary deposit rate, long-term prime rate and ten-year swap rate, at the dates indicated:

	At March 31,
	2019	2018	2017
Short-term prime rate	1.475%	1.475%	1.475%
Three-month TIBOR	0.069	0.069	0.057
Ordinary deposit rate	0.001	0.001	0.001
Long-term prime rate	1.000	1.000	0.950
Ten-year swap rate	0.111	0.261	0.265

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

Net Fee and Commission Income. We earn fees and commissions from a variety of services. The primary components of SMBC’s net fee and commission income are fees and commissions related to money remittances and transfers, investment trusts sales, loans (such as loan commitment fees and loan syndication fees for arranging loans), securities transactions (such as bond trustee fees and bond recording agency fees), and guarantees and acceptances. Other fees and commissions include fees from investment banking and electronic banking.

In addition, we earn a significant amount of fees on transactions in our credit card businesses, conducted through Sumitomo Mitsui Card and Cedyna, and fees and commissions on transactions in our securities businesses, conducted through SMBC Nikko Securities. The principal components of Sumitomo Mitsui Card’s and Cedyna’s fees are membership fees from retailers and annual cardholders, while those of SMBC Nikko Securities’ fees and commissions are subscription and agent commissions from investment trusts sales and underwriting fees.

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

We have substantial investments in debt instruments measured at fair value through other comprehensive income. In particular, Japanese government bonds represent a significant part of our bond portfolio. We also own debt securities denominated in foreign currencies, principally the U.S. dollars. We also have investments in equity instruments measured at fair value through other comprehensive income, which consist primarily of our strategic shareholding investments in stocks issued by our customers. Net investment income includes the gains and losses arising from the sales or redemptions of debt instruments measured at fair value through other comprehensive income and the dividend income earned from equity instruments measured at fair value through other comprehensive income. Increases in interest rates or declines in equity prices could substantially decrease the fair value of those instruments.

Operating income from other than these three sources mentioned above is included in “Net income from financial assets at fair value through profit or loss” or “Other income.” Net income from financial assets at fair value through profit or loss includes gains and losses arising from sales and the change in the fair value of the financial instruments such as investment trusts or hybrid instruments classified as financial assets at fair value through profit or loss. It also includes interest and dividend income on these instruments. Other income consists primarily of income from operating leases and income related to IT solution services.

Expenses

Impairment Charges on Financial Assets. We adopted the expected credit losses (“ECL”) model introduced by IFRS 9. The ECL model requires that impairment losses be measured by using reasonable and supportable information including forecasts of future economic conditions and in an unbiased and probability-weighted manner. Our impairment charges are recorded primarily due to impairment on loans and advances.

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

Unrealized Gains or Losses on Investment Securities Portfolio

Changes in the fair value of domestic and foreign investment securities result in an increase or a decrease in unrealized gains or losses on investment securities measured at fair value through other comprehensive income. Unrealized gains or losses arising from changes in the fair value of the debt instruments in these securities are recognized directly in equity, until they are derecognized or impaired. Unrealized gains or losses arising from changes in the fair value of the equity instruments in these securities are recognized directly in equity, and amounts presented in equity are not subsequently transferred to profit or loss.

Most of our domestic equity instruments consist of publicly traded Japanese stocks. The Nikkei Stock Average increased by 13.5% from ¥18,909.26 at March 31, 2017, to ¥21,454.30 at March 30, 2018, and decreased by 1.2% to ¥21,205.81 at March 29, 2019. At March 31, 2019, we had net unrealized gains on domestic equity securities of ¥2,129,048 million, a decrease of ¥795,543 million from ¥2,924,591 million at March 31, 2018. For more information, see “Item 5.A. Operating Results—Financial Condition—Investment Securities.”

Strengthening of Equity Capital

In response to the imposition of more stringent regulatory capital requirements, we have been taking a proactive approach to managing our risk-weighted capital ratio by focusing on increasing qualifying capital, including by building up our retained earnings, identifying risks, and controlling risk-weighted assets.

Foreign Currency Fluctuations

The average exchange rate used to convert dollars to yen in the consolidated financial statements included elsewhere in this annual report for the fiscal year ended March 31, 2019 was ¥110.92 per $1.00, compared to the previous fiscal year’s average exchange rate of ¥110.86 per $1.00. The percentage of revenue we earned from our foreign operations for the fiscal years ended March 31, 2019 and 2018 was 34% and 30%, respectively. For more information, see “Item 4.B. Business Overview—Revenues by Region.”

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

Allowance for Loan Losses

The allowance for loan losses is measured under the ECL model, where the allowance will be recognized as an amount equal to the expected credit losses over the lifetime of a loan, in case it has experienced a significant increase in credit risk since initial recognition. The measurement of the allowance requires a number of significant judgments to be applied, such as:

•	determining criteria for significant increase in credit risk;

•	measuring ECL by choosing appropriate models and assumptions;

•	incorporating forward-looking information; and

•

estimating the expected future cash flows by taking into account factors such as historical loss information, the appropriateness of the borrower’s business plan or operational improvement plan, the status of progress of its plan, the overall support from financial institutions, and the realizable value of any collateral held.

Management estimates and judgments may change from time to time as the economic environment changes or new information becomes available. Changes in these estimates and judgments will result in a different allowance for loan losses and may have a direct impact on impairment charges. Impairment charges on loans and advances amounting to ¥122,927 million and ¥126,623 million were recognized for the fiscal years ended March 31, 2019 and 2018, respectively.

Fair Value of Financial Instruments

Some of our financial instruments are measured at fair value, such as trading assets and liabilities, financial assets at fair value through profit or loss, derivative financial instruments and investment securities at fair value through other comprehensive income.

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

These management judgments are made based on the facts and circumstances at the time of the impairment test, and may vary depending on the situation and time. Changes in management judgments may result in different impairment test results and different impairment losses recognized. For the fiscal years ended March 31, 2019 and 2018, impairment losses on goodwill were ¥62,624 million and ¥28,607 million, respectively.

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

Management estimates and judgments may change from time to time as the legal environment and market conditions change or new information becomes available. Changes in these estimates and judgments could affect the balance of provision for interest repayment. Provision for interest repayment is recorded in provisions as a liability, and it totaled ¥148,409 million and ¥145,179 million at March 31, 2019 and 2018, respectively.

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

The difference between the fair value of the plan assets and the present value of the defined benefit obligation at the end of the reporting period is recognized as assets and liabilities in the consolidated statement of financial position. When this calculation for each plan results in a benefit to us, the recognized asset is limited to the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan. An economic benefit is available to us, if it is realizable during the life of the plan or on settlement of the plan obligation. The net total of assets and liabilities in the consolidated statement of financial position amounted to net assets of ¥232,456 million and ¥279,567 million at March 31, 2019 and 2018, respectively.

Deferred Tax Assets

We recognize deferred tax assets relating to tax losses carried forward and deductible temporary differences, only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the deductible temporary differences can be utilized. This assessment requires significant management judgments and assumptions. Future taxable profit is estimated based on, among other relevant factors, forecasted results of operations, which are based on historical financial performance and the business plans that management believes to be prudent and feasible. While we carefully assess the realization of tax losses carried forward and deductible temporary differences, the actual taxable profit in the future may be less than the forecast. The deferred tax assets amounted to ¥37,073 million and ¥19,436 million in the consolidated statement of financial position at March 31, 2019 and 2018, respectively, while the net total of deferred tax assets and liabilities amounted to net liabilities of ¥230,292 million and ¥378,305 million at March 31, 2019 and 2018, respectively.

New and Amended Accounting Standards and Recent Accounting Pronouncements

See “New and Amended Accounting Standards Adopted by the SMBC Group” and “Recent Accounting Pronouncements” under Note 2 “Summary of Significant Accounting Policies” to our consolidated financial statements included elsewhere in this annual report.

5.A.    OPERATING RESULTS

For discussion about our operating results for the fiscal year ended March 31, 2017, including certain comparative discussion of the fiscal years ended March 31, 2018 and 2017, please refer to “Item 5. Operating and Financial Review and Prospectus—5.A. Operating Results” in our annual report on Form 20-F filed on June 28, 2018.

Under the economic and financial circumstances described in “Item 5. Operating and Financial Review and Prospects—Overview—Operating Environment,” we made a profit through our commercial banking and other financial services businesses. Our total operating income decreased by ¥609,901 million from ¥3,812,347 million for the fiscal year ended March 31, 2018 to ¥3,202,446 million for the fiscal year ended March 31, 2019, primarily due to decreases in net investment income and other income. Our net profit decreased by ¥242,012 million from ¥889,598 million for the fiscal year ended March 31, 2018 to ¥647,586 million for the fiscal year ended March 31, 2019, due to the decrease in total operating income described above, which was partially offset by a decrease in operating expenses.

Our total assets increased by ¥3,328,057 million from ¥192,175,566 million at March 31, 2018 to ¥195,503,623 million at March 31, 2019, primarily due to increases in cash and deposits with banks and loans and advances, which were partially offset by a decrease in assets held for sale.

Our total liabilities increased by ¥4,050,410 million from ¥179,679,767 million at March 31, 2018 to ¥183,730,177 million at March 31, 2019, primarily due to increases in deposits and borrowings, which were partially offset by a decrease in liabilities directly associated with the assets held for sale.

Our total equity decreased by ¥722,353 million from ¥12,495,799 million at March 31, 2018 to ¥11,773,446 million at March 31, 2019, primarily due to a decrease in non-controlling interests, which was partially offset by an increase in retained earnings.

Operating Results

The following table presents information as to our income, expenses and net profit for the fiscal years ended March 31, 2019 and 2018.

	For the fiscal year ended March 31,
	2019(1)	2018
	(In millions, except per share data)
Interest income	¥2,406,350	¥2,144,070
Interest expense	1,101,875	733,969

Net interest income	1,304,475	1,410,101

Fee and commission income	1,101,777	1,131,364
Fee and commission expense	178,351	178,867

Net fee and commission income	923,426	952,497

Net trading income	320,302	270,464
Net income (loss) from financial assets at fair value through profit or loss	54,655	(667)
Net investment income	93,922	424,097
Other income	505,666	755,855

Total operating income	3,202,446	3,812,347

Impairment charges on financial assets	119,686	136,808

Net operating income	3,082,760	3,675,539

General and administrative expenses	1,715,368	1,813,121
Other expenses	575,657	792,765

Operating expenses	2,291,025	2,605,886

Share of post-tax profit of associates and joint ventures	40,157	49,323

Profit before tax	831,892	1,118,976

Income tax expense	184,306	229,378

Net profit	¥647,586	¥889,598

Profit attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥541,932	¥759,998
Non-controlling interests	93,779	119,878
Other equity instruments holders	11,875	9,722
Earnings per share:
Basic	¥387.76	¥538.84
Diluted	387.49	538.43

(1)

On April 1, 2018, we adopted IFRS 9 and IFRS 15 retrospectively by adjusting the consolidated statement of financial position at the date of initial application, and have not restated comparatives as permitted by IFRS 9 and IFRS 15. See Note 2 “Summary of Significant Accounting Policies—New and Amended Accounting Standards Adopted by the SMBC Group” to our consolidated financial statements included elsewhere in this report.

Total operating income decreased by ¥609,901 million, or 16%, from ¥3,812,347 million for the fiscal year ended March 31, 2018 to ¥3,202,446 million for the fiscal year ended March 31, 2019, primarily due to decreases in net investment income of ¥330,175 million and other income of ¥250,189 million. Although impairment charges on financial assets decreased, net operating income also decreased by ¥592,779 million from ¥3,675,539 million for the fiscal year ended March 31, 2018 to ¥3,082,760 million for the fiscal year ended March 31, 2019.

Net profit decreased by ¥242,012 million from ¥889,598 million for the fiscal year ended March 31, 2018 to ¥647,586 million for the fiscal year ended March 31, 2019, as a result of the decrease in net operating income described above, which was partially offset by a decrease in other expenses.

Net Interest Income

The following tables show the average balances of our statement of financial position items, related interest income, interest expense, net interest income and average rates for the fiscal years ended March 31, 2019 and 2018.

	For the fiscal year ended March 31,
	2019			2018
	Average balance(3)	Interest income	Average rate	Average balance(3)	Interest income	Average rate
	(In millions, except percentages)
Interest-earning assets:
Interest-earning deposits with other banks:
Domestic offices	¥997,310	¥3,573	0.36%	¥848,242	¥4,536	0.53%
Foreign offices	4,696,278	100,225	2.13%	4,873,905	73,681	1.51%

Total	5,693,588	103,798	1.82%	5,722,147	78,217	1.37%

Call loans and bills bought, reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	8,829,374	14,879	0.17%	8,201,699	14,975	0.18%
Foreign offices	3,138,663	39,908	1.27%	2,952,589	44,408	1.50%

Total	11,968,037	54,787	0.46%	11,154,288	59,383	0.53%

Investment securities(1):
Domestic offices	8,977,937	65,854	0.73%	10,584,200	47,297	0.45%
Foreign offices	4,258,283	87,061	2.04%	3,406,370	54,998	1.61%

Total	13,236,220	152,915	1.16%	13,990,570	102,295	0.73%

Loans and advances(2):
Domestic offices	60,973,779	1,007,977	1.65%	68,551,116	1,093,584	1.60%
Foreign offices	29,646,844	1,086,873	3.67%	28,121,904	810,591	2.88%

Total	90,620,623	2,094,850	2.31%	96,673,020	1,904,175	1.97%

Total interest-earning assets:
Domestic offices	79,778,400	1,092,283	1.37%	88,185,257	1,160,392	1.32%
Foreign offices	41,740,068	1,314,067	3.15%	39,354,768	983,678	2.50%

Total	¥121,518,468	¥2,406,350	1.98%	¥127,540,025	¥2,144,070	1.68%

	For the fiscal year ended March 31,
	2019			2018
	Average balance(3)	Interest expense	Average rate	Average balance(3)	Interest expense	Average rate
	(In millions, except percentages)
Interest-bearing liabilities:
Deposits:
Domestic offices	¥83,791,727	¥59,234	0.07%	¥87,138,742	¥44,941	0.05%
Foreign offices	27,283,476	542,131	1.99%	25,413,734	337,812	1.33%

Total	111,075,203	601,365	0.54%	112,552,476	382,753	0.34%

Call money and bills sold, repurchase agreements and cash collateral on securities lent and other interest-bearing liabilities:
Domestic offices	8,115,332	39,636	0.49%	10,964,003	17,600	0.16%
Foreign offices	4,610,162	97,606	2.12%	5,030,541	53,646	1.07%

Total	12,725,494	137,242	1.08%	15,994,544	71,246	0.45%

Borrowings:
Domestic office	10,787,234	73,299	0.68%	11,331,752	61,460	0.54%
Foreign offices	977,662	33,934	3.47%	983,616	27,736	2.82%

Total	11,764,896	107,233	0.91%	12,315,368	89,196	0.72%

Debt securities in issue:
Domestic offices	9,880,220	203,423	2.06%	9,298,368	166,769	1.79%
Foreign offices	2,698,608	52,612	1.95%	2,180,438	24,005	1.10%

Total	12,578,828	256,035	2.04%	11,478,806	190,774	1.66%

Total interest-bearing liabilities:
Domestic offices	112,574,513	375,592	0.33%	118,732,865	290,770	0.24%
Foreign offices	35,569,908	726,283	2.04%	33,608,329	443,199	1.32%

Total	¥148,144,421	¥1,101,875	0.74%	¥152,341,194	¥733,969	0.48%

Net interest income and interest rate spread		¥1,304,475	1.24%		¥1,410,101	1.20%

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

The following tables show changes in our interest income, interest expense and net interest income based on changes in volume and changes in rate for the fiscal year ended March 31, 2019 compared to the fiscal year ended March 31, 2018.

	Fiscal year ended March 31, 2019 compared to fiscal year ended March 31, 2018 Increase / (decrease)
	Volume	Rate	Net change
	(In millions)
Interest income:
Interest-earning deposits with other banks:
Domestic offices	¥700	¥(1,663)	¥(963)
Foreign offices	(2,772)	29,316	26,544

Total	(2,072)	27,653	25,581

Call loans and bills bought, reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	1,093	(1,189)	(96)
Foreign offices	2,666	(7,166)	(4,500)

Total	3,759	(8,355)	(4,596)

Investment securities:
Domestic offices	(8,110)	26,667	18,557
Foreign offices	15,487	16,576	32,063

Total	7,377	43,243	50,620

Loans and advances:
Domestic offices	(124,191)	38,584	(85,607)
Foreign offices	45,907	230,375	276,282

Total	(78,284)	268,959	190,675

Total interest income:
Domestic offices	(130,508)	62,399	(68,109)
Foreign offices	61,288	269,101	330,389

Total	¥(69,220)	¥331,500	¥262,280

	Fiscal year ended March 31, 2019 compared to fiscal year ended March 31, 2018 Increase / (decrease)
	Volume	Rate	Net change
	(In millions)
Interest expense:
Deposits:
Domestic offices	¥(1,732)	¥16,025	¥14,293
Foreign offices	26,461	177,858	204,319

Total	24,729	193,883	218,612

Call money and bills sold, repurchase agreements and cash collateral on securities lent and other interest-bearing liabilities:
Domestic offices	(5,610)	27,646	22,036
Foreign offices	(4,844)	48,804	43,960

Total	(10,454)	76,450	65,996

Borrowings:
Domestic offices	(3,060)	14,899	11,839
Foreign offices	(169)	6,367	6,198

Total	(3,229)	21,266	18,037

Debt securities in issue:
Domestic offices	10,876	25,778	36,654
Foreign offices	6,736	21,871	28,607

Total	17,612	47,649	65,261

Total interest expense:
Domestic offices	474	84,348	84,822
Foreign offices	28,184	254,900	283,084

Total	¥28,658	¥339,248	¥367,906

Net interest income:
Domestic offices	¥(130,982)	¥(21,949)	¥(152,931)
Foreign offices	33,104	14,201	47,305

Total	¥(97,878)	¥(7,748)	¥(105,626)

Interest Income

Our interest income increased by ¥262,280 million, or 12%, from ¥2,144,070 million for the fiscal year ended March 31, 2018 to ¥2,406,350 million for the fiscal year ended March 31, 2019, primarily due to an increase in interest income on loans and advances. Interest income on loans and advances increased by ¥190,675 million, or 10%, from ¥1,904,175 million for the fiscal year ended March 31, 2018 to ¥2,094,850 million for the fiscal year ended March 31, 2019, primarily due to performance in our foreign offices. Interest income on loans and advances at foreign offices increased by ¥276,282 million, or 34%, from ¥810,591 million for the fiscal year ended March 31, 2018 to ¥1,086,873 million for the fiscal year ended March 31, 2019, due to increases in both the average rate and volume of loans to foreign customers. Interest income on loans and advances at domestic offices decreased by ¥85,607 million, or 8%, from ¥1,093,584 million for the fiscal year ended March 31, 2018 to ¥1,007,977 million for the fiscal year ended March 31, 2019, primarily due to a decrease in volume reflecting the exclusion of loans and advances made by KUBC and The Minato Bank, both of which had been our subsidiaries but became our equity-method associates for the fiscal year ended March 31, 2018.

Interest Expense

Our interest expense increased by ¥367,906 million, or 50%, from ¥733,969 million for the fiscal year ended March 31, 2018 to ¥1,101,875 million for the fiscal year ended March 31, 2019, primarily due to an increase in interest expense on deposits. Our interest expense on deposits increased by ¥218,612 million, or 57%, from ¥382,753 million for the fiscal year ended March 31, 2018 to ¥601,365 million for the fiscal year ended March 31, 2019, primarily due to an increase at foreign offices reflecting increases in both the average rate and volume.

Net Interest Income

Our net interest income decreased by ¥105,626 million, or 7%, from ¥1,410,101 million for the fiscal year ended March 31, 2018 to ¥1,304,475 million for the fiscal year ended March 31, 2019. The net interest income decreased primarily due to a decrease in interest income on loans and advances at domestic offices, which was partially offset by an increase in net interest income at foreign offices.

From the fiscal year ended March 31, 2018 to March 31, 2019, the average rate on loans and advances at domestic offices increased by 0.05 percentage points from 1.60% to 1.65%. The average rate on loans and advances at foreign offices increased by 0.79 percentage points from 2.88% to 3.67%. As a result, the total for loans and advances increased by 0.34 percentage points from 1.97% to 2.31%. On the other hand, the average rate on deposits increased by 0.20 percentage points from 0.34% to 0.54%, primarily due to an increase in the average rate on deposits at foreign offices by 0.66 percentage points from 1.33% to 1.99%.

Net Fee and Commission Income

The following table sets forth our net fee and commission income for the periods shown.

	For the fiscal year ended March 31,
	2019	2018

	(In millions)
Fee and commission income from:
Loans	¥118,225	¥120,998
Credit card business	290,034	289,509
Guarantees	63,112	62,934
Securities-related business	142,870	147,016
Deposits	12,650	16,169
Remittances and transfers	139,625	140,621
Safe deposits	4,546	5,224
Trust fees	4,629	3,854
Investment trusts	127,762	154,419
Agency	11,417	16,577
Others	186,907	174,043

Total fee and commission income	1,101,777	1,131,364

Fee and commission expense from:
Remittances and transfers	42,150	40,214
Guarantees	1,572	3,750
Others	134,629	134,903

Total fee and commission expense	178,351	178,867

Net fee and commission income	¥923,426	¥952,497

Fee and commission income decreased by ¥29,587 million, or 3%, from ¥1,131,364 million for the fiscal year ended March 31, 2018 to ¥1,101,777 million for the fiscal year ended March 31, 2019. Primary sources of fee and commission income are fees obtained through our credit card business, fees obtained through securities-related business, remittance and transfer fees, fees and commissions obtained through investment trusts, and loan transaction fees. The decrease in fee and commission income was primarily due to a decrease in investment trust sales commissions reflecting the decline in stock prices in the second half of the fiscal year ended March 31, 2019.

Fee and commission expense was ¥178,351 million for the fiscal year ended March 31, 2019, slightly decreased by ¥516 million from ¥178,867 million for the fiscal year ended March 31, 2018.

As a result, net fee and commission income decreased by ¥29,071 million, or 3%, from ¥952,497 million for the fiscal year ended March 31, 2018 to ¥923,426 million for the fiscal year ended March 31, 2019.

Net Income (Loss) from Trading, Financial Assets at Fair Value Through Profit or Loss and Investment Securities

The following table sets forth our net income (loss) from trading, financial assets at fair value through profit or loss and investment securities for the periods shown.

	For the fiscal year ended March 31,
	2019	2018

	(In millions)
Net trading income:
Interest rate	¥176,352	¥128,137
Foreign exchange	92,835	87,322
Equity	46,576	48,047
Credit	3,667	5,735
Others	872	1,223

Total net trading income	¥320,302	¥270,464

Net income (loss) from financial assets at fair value through profit or loss:
Net income (loss) from debt instruments	¥53,048	¥(1,775)
Net income from equity instruments	1,607	1,108

Total net income (loss) from financial assets at fair value through profit or loss	¥54,655	¥(667)

Net investment income:
Net gain from disposal of debt instruments	¥6,072	¥4,187
Net gain from disposal of equity instruments	—	281,036
Dividend income	87,850	138,874

Total net investment income	¥93,922	¥424,097

Net trading income, which includes income and losses from trading assets and liabilities and derivative financial instruments, increased by ¥49,838 million from ¥270,464 million for the fiscal year ended March 31, 2018 to ¥320,302 million for the fiscal year ended March 31, 2019. The increase was primarily due to an increase in net trading income from interest rate related transactions related to the “economic hedges.”

We have carried out hedging transactions mainly to hedge the interest rate risk of financial assets and liabilities and the foreign exchange risk of foreign currency denominated assets and liabilities. Of those hedges, the economic hedges are economically effective for risk management but are not accounted for as hedge accounting under IFRS.

As for the economic hedges against the interest rate risk, hedged items include loans, borrowings and debt securities in issue, and hedging instruments are derivative financial instruments such as interest rate swaps. The economic hedges against the foreign exchange risk are classified into three types: (1) net investments in foreign operations hedged by using foreign currency denominated financial liabilities such as deposits and borrowings, and derivative financial instruments, (2) foreign currency denominated equity instruments measured at fair value through other comprehensive income hedged by using foreign currency denominated financial liabilities, and (3) foreign currency denominated financial assets and liabilities, such as loans and deposits hedged by using derivative financial instruments such as currency swaps.

The economic hedge transactions may lead to accounting mismatches (i.e., when the gains or losses on the hedged items and hedging instruments do not arise at the same time, or the hedged items and hedging instruments do not offset each other either in profit or loss, or in other comprehensive income). Accordingly, large fluctuations in interest rates and/or large depreciations or appreciations of the yen against other currencies may result in significant fluctuations in net trading income from interest rate related transactions and/or foreign exchange transactions.

The increase in net trading income from interest rate related transactions was primarily due to an increase in fair values of interest rate hedging instruments for the economic hedges, reflecting a decrease in U.S. interest rates during the fiscal year ended March 31, 2019.

Net income (loss) from financial assets at fair value through profit or loss increased by ¥55,322 million from a net loss of ¥667 million for the fiscal year ended March 31, 2018 to a net income of ¥54,655 million for the fiscal year ended March 31, 2019. This was primarily due to the adoption of IFRS 9 from April 1, 2018. With the adoption of IFRS 9, some of our financial assets classified as available-for-sale financial assets and loans and receivables under IAS 39 “Financial Instruments: Recognition and Measurement” were reclassified into financial assets measured at fair value through profit or loss. The changes in fair values, interest and dividends from such financial assets were included in net income (loss) from financial assets at fair value through profit or loss under IFRS 9. This resulted in a significant increase of net income (loss) from financial assets at fair value through profit or loss.

Net investment income decreased by ¥330,175 million from ¥424,097 million for the fiscal year ended March 31, 2018 to ¥93,922 million for the fiscal year ended March 31, 2019. This was primarily due to the adoption of IFRS 9 from April 1, 2018. With the adoption of IFRS 9, some of our financial assets classified as available-for-sale financial assets under IAS 39 were reclassified into financial assets measured at fair value through profit or loss. Any profit or loss from such financial assets was included in net income (loss) from financial assets at fair value through profit or loss under IFRS 9. Additionally, we made an irrevocable election at initial recognition for particular equity instruments to present subsequent changes in fair values in other comprehensive income, which are not subsequently transferred to profit or loss. Accordingly, net gains from the disposal of such equity instruments were no longer recognized in profit or loss after the adoption of IFRS 9. This resulted in a significant decrease of net investment income.

For further information about the impact of the adoption of IFRS 9, see Note 2 “Summary of Significant Accounting Policies” to our consolidated financial statements included elsewhere in this report.

Other Income

The following table sets forth our other income for the periods shown.

	For the fiscal year ended March 31,
	2019	2018
	(In millions)
Income from operating leases	¥235,044	¥276,850
Income related to disposal of assets leased	112,344	322,673
Income related to IT solution services	33,828	29,172
Gains on disposal of property, plant and equipment, and other intangible assets	541	852
Reversal of impairment losses of investments in associates and joint ventures	2,402	8,123
Others	121,507	118,185

Total other income	¥505,666	¥755,855

Other income decreased by ¥250,189 million, or 33%, from ¥755,855 million for the fiscal year ended March 31, 2018 to ¥505,666 million for the fiscal year ended March 31, 2019, primarily due to decreases in income related to the disposal of assets leased and income from operating leases.

Impairment Charges on Financial Assets

The following table sets forth our impairment charges (reversals) on financial assets for the periods shown.

	For the fiscal year ended March 31,
	2019(1)	2018(2)
	(In millions)
Loans and advances	¥122,927	¥126,623
Loan commitments	(9,771)	—
Financial guarantees	6,529	—
Investment securities(3)	1	10,185

Total impairment charges on financial assets	¥119,686	¥136,808

(1)	For the fiscal year ended March 31, 2019, impairment charges on the financial assets above are determined in accordance with IFRS 9.
(2)

For the fiscal year ended March 31, 2018, impairment charges on loans and advances and investment securities were determined in accordance with IAS 39, while losses for loan commitments and financial guarantee contracts were determined in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets.”

(3)

Investment securities, which were formerly available-for-sale financial assets under IAS 39, include debt instruments measured at fair value through other comprehensive income and those measured at amortized cost under IFRS 9.

Our impairment charges on financial assets consist of losses relating to loans and advances, loan commitments, financial guarantee contracts and investment securities. Impairment charges on these financial assets are mainly affected by the economic environment and financial conditions of borrowers or issuers.

Impairment charges on financial assets decreased by ¥17,122 million from ¥136,808 million for the fiscal year ended March 31, 2018 to ¥119,686 million for the fiscal year ended March 31, 2019. Equity instruments classified as available-for-sale financial assets under IAS 39 are not subject to impairment requirements under IFRS 9 and thus have no impact on impairment charges for the fiscal year ended March 31, 2019. The decrease in impairment charges of loans and advances was primarily due to a decrease in the provision for loan losses reflecting the reversal of allowance for loan losses of certain large borrowers resulting from improvement of their financial performance. For detailed information on provision for loan losses, see “—Financial Condition—Allowance for Loan Losses.”

General and Administrative Expenses

The following table sets forth our general and administrative expenses for the periods shown.

	For the fiscal year ended March 31,
	2019	2018
	(In millions)
Personnel expenses	¥803,821	¥864,396
Depreciation and amortization	168,564	171,043
Rent and lease expenses	112,660	117,400
Building and maintenance expenses	10,254	11,167
Supplies expenses	16,252	16,902
Communication expenses	35,030	38,171
Publicity and advertising expenses	63,669	80,464
Taxes and dues	82,792	83,976
Outsourcing expenses	100,495	96,733
Premiums for deposit insurance	35,555	37,938
Office equipment expenses	47,139	54,708
Others	239,137	240,223

Total general and administrative expenses	¥1,715,368	¥1,813,121

General and administrative expenses decreased by ¥97,753 million, or 5%, from ¥1,813,121 million for the fiscal year ended March 31, 2018 to ¥1,715,368 million for the fiscal year ended March 31, 2019. This was primarily due to the exclusion of general and administrative expenses of KUBC and The Minato Bank, which ceased to be our subsidiaries and became our equity-method associates for the fiscal year ended March 31, 2018, and the SMBC Group-wide expense control initiatives.

Other Expenses

The following table sets forth our other expenses for the periods shown.

	For the fiscal year ended March 31,
	2019	2018
	(In millions)
Cost of operating leases	¥120,412	¥144,708
Cost related to disposal of assets leased	101,218	310,460
Cost related to IT solution services and IT systems	96,727	92,975
Provision for interest repayment	47,293	49,879
Losses on disposal of property, plant and equipment, and other intangible assets	4,596	4,913
Impairment losses of property, plant and equipment	5,906	27,816
Impairment losses of intangible assets	66,665	35,666
Losses on sale of investments in subsidiaries and associates	2,677	28,250
Impairment losses of investments in associates and joint ventures	50,679	19,851
Losses on step acquisition of subsidiaries	25,744	—
Others	53,740	78,247

Total other expenses	¥575,657	¥792,765

Other expenses decreased by ¥217,108 million, or 27%, from ¥792,765 million for the fiscal year ended March 31, 2018 to ¥575,657 million for the fiscal year ended March 31, 2019, primarily due to decreases in cost related to disposal of assets leased and cost of operating leases.

Share of Post-tax Profit of Associates and Joint Ventures

Share of post-tax profit of associates and joint ventures decreased by ¥9,166 million from ¥49,323 million for the fiscal year ended March 31, 2018 to ¥40,157 million for the fiscal year ended March 31, 2019. This was primarily because The Bank of East Asia, Limited, which is our equity-method associate, recognized gains on sale of its subsidiary in the previous fiscal year. The decrease was partially offset by the impact of Sumitomo Mitsui Finance and Leasing Company, Limited having become our equity-method joint venture on November 28, 2018.

Income Tax Expense

Income tax expense decreased by ¥45,072 million from ¥229,378 million for the fiscal year ended March 31, 2018 to ¥184,306 million for the fiscal year ended March 31, 2019, primarily due to a decrease in current tax expenses resulting from a decrease in taxable income and the adoption of IFRS 9 from April 1, 2018. Under IFRS 9, gains and losses arising from the disposal of particular equity instruments previously included in net investment income are no longer recognized in profit or loss. Accordingly, the current tax expense related to the disposal of these equity instruments is also not recognized in profit or loss. For further information on the adoption of IFRS 9, see Note 2 “Summary of Significant Accounting Policies—New and Amended Accounting Standards Adopted by the SMBC Group” to our consolidated financial statements included elsewhere in this report.

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

Our organizational charts are provided in “Item 4.C. Organizational Structure.” Since figures reported to management are prepared under Japanese GAAP, the segment information does not agree to figures in the consolidated financial statements under IFRS. This difference is addressed in Note 4 “Segment Analysis—Reconciliation of Segmental Results of Operations to Consolidated Income Statements” to our consolidated financial statements included elsewhere in this annual report.

Segmental Results of Operations

For the fiscal year ended March 31, 2019:

	Wholesale Business Unit(3)	Retail Business Unit	International Business Unit(3)	Global Markets Business Unit	Head office account and others(3)	Total
	(In billions)
Consolidated gross profit(1)	¥784.9	¥1,281.6	¥689.6	¥333.6	¥(243.5)	¥2,846.2
General and administrative expenses	(345.1)	(1,021.4)	(333.4)	(54.2)	39.0	(1,715.1)
Others(2)	45.1	14.4	38.9	19.1	(56.3)	61.2

Consolidated net business profit	¥484.9	¥274.6	¥395.1	¥298.5	¥(260.8)	¥1,192.3

Consolidated Gross Profit by Business Segment

(For the fiscal year ended March 31, 2019)

For the fiscal year ended March 31, 2018:

	Wholesale Business Unit	Retail Business Unit	International Business Unit	Global Markets Business Unit	Head office account and others	Total
	(In billions)
Consolidated gross profit(1)	¥772.9	¥1,311.7	¥632.0	¥356.2	¥(91.7)	¥2,981.1
General and administrative expenses	(347.9)	(1,027.7)	(280.7)	(53.9)	(106.0)	(1,816.2)
Others(2)	53.7	15.6	46.9	17.5	(94.8)	38.9

Consolidated net business profit	¥478.7	¥299.6	¥398.2	¥319.8	¥(292.5)	¥1,203.8

(1)

Consolidated gross profit = (Interest income – Interest expenses) + Trust fees + (Fee and commission income – Fee and commission expenses) + (Trading income – Trading losses) + (Other operating income – Other operating expenses).

(2)	“Others” includes share of profit or loss of equity-method associates and joint ventures and cooperated profit and loss, that is, profit and loss double-accounted for in the managerial accounting.
(3)

Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”) became our joint venture from our consolidated subsidiary on November 28, 2018. However, for managerial accounting purposes, the full year results of SMFL were included in those of the Wholesale Business Unit and the International Business Unit, while its results after it became our joint venture were deducted from those of Head office account and others. For consistency with financial results, our share of the profit of SMFL as our joint venture recognized in the consolidated income statement was included in others in the Head office account and others.

The following are explanations of our results of operations by business segment for the fiscal year ended March 31, 2019. It also includes the changes from the previous fiscal year, which are adjusted by eliminating the impact of factors such as changes in interest rates and exchange rates that may distort the comparison.

Wholesale Business Unit

Consolidated gross profit for the fiscal year ended March 31, 2019 was ¥785 billion and increased by ¥1 billion on an adjusted basis compared to the fiscal year ended March 31, 2018. This was primarily due to an increase in non-interest income, resulting from the expansion of investment banking business in SMBC Nikko Securities Inc. and the transformation of the profit structure in SMBC, which was partially offset by a decrease in interest income on loans reflecting the impact of the BOJ’s negative interest rate policy and the continuing intense competition in the commercial banking industry.

General and administrative expenses for the fiscal year ended March 31, 2019 was ¥345 billion and increased by ¥1 billion on an adjusted basis compared to the fiscal year ended March 31, 2018.

Others for the fiscal year ended March 31, 2019 was ¥45 billion.

As a result, consolidated net business profit for the fiscal year ended March 31, 2019 was ¥485 billion and decreased by ¥5 billion on an adjusted basis compared to the fiscal year ended March 31, 2018.

Retail Business Unit

Consolidated gross profit for the fiscal year ended March 31, 2019 was ¥1,282 billion and decreased by ¥26 billion on an adjusted basis compared to the fiscal year ended March 31, 2018. This was primarily due to a decrease in non-interest income in the wealth management business reflecting lower investment appetite because of a slowdown in the market environment, although the credit card business and consumer finance business steadily grew due to the expansion of credit card sales volume and the capture of financing needs of individual customers, respectively.

General and administrative expenses for the fiscal year ended March 31, 2019 was ¥1,021 billion and decreased by ¥5 billion on an adjusted basis compared to the fiscal year ended March 31, 2018.

Others for the fiscal year ended March 31, 2019 was ¥14 billion.

As a result, consolidated net business profit for the fiscal year ended March 31, 2019 was ¥275 billion and decreased by ¥22 billion on an adjusted basis compared to the fiscal year ended March 31, 2018.

International Business Unit

Consolidated gross profit for the fiscal year ended March 31, 2019 was ¥690 billion and increased by ¥31 billion on an adjusted basis compared to the fiscal year ended March 31, 2018. This was primarily due to a growth in non-asset related income such as deposits, foreign exchange and derivatives, and the promotion of the origination & distribution business model.

General and administrative expenses for the fiscal year ended March 31, 2019 was ¥333 billion and increased by ¥22 billion on an adjusted basis compared to the fiscal year ended March 31, 2018. This was primarily due to increases in expenses related to overseas business development as well as the merger of PT Bank Tabungan Pensiunan Nasional Tbk and PT Bank Sumitomo Mitsui Indonesia.

Others for the fiscal year ended March 31, 2019 was ¥39 billion and decreased by ¥5 billion on an adjusted basis compared to the fiscal year ended March 31, 2018. This was because The Bank of East Asia, Limited, which is our equity-method associate, recognized gains on sale of its subsidiary in the previous fiscal year.

As a result, consolidated net business profit for the fiscal year ended March 31, 2019 was ¥395 billion and increased by ¥4 billion on an adjusted basis compared to the fiscal year ended March 31, 2018.

Global Markets Business Unit

Consolidated gross profit for the fiscal year ended March 31, 2019 was ¥334 billion and increased by ¥5 billion on an adjusted basis compared to the fiscal year ended March 31, 2018. SMBC steadily achieved earnings amid volatile operating environment through nimble portfolio management.

General and administrative expenses for the fiscal year ended March 31, 2019 was ¥54 billion and remained the same on an adjusted basis compared to the fiscal year ended March 31, 2018.

Others for the fiscal year ended March 31, 2019 was ¥19 billion.

As a result, consolidated net business profit for the fiscal year ended March 31, 2019 was ¥299 billion and increased by ¥6 billion on an adjusted basis compared to the fiscal year ended March 31, 2018.

Financial Condition

Assets

Our total assets increased by ¥3,328,057 million from ¥192,175,566 million at March 31, 2018 to ¥195,503,623 million at March 31, 2019. The increase was primarily due to increases in cash and deposits with banks and loans and advances, which were partially offset by a decrease in assets held for sale.

Our assets at March 31, 2019 and 2018 were as follows.

	At March 31,
	2019	2018
	(In millions)
Cash and deposits with banks	¥57,763,441	¥54,696,069
Call loans and bills bought	2,465,745	1,881,880
Reverse repurchase agreements and cash collateral on securities borrowed	10,345,994	8,491,703
Trading assets	2,767,691	3,169,123
Derivative financial instruments	3,382,574	3,885,271
Financial assets at fair value through profit or loss	2,641,416	1,547,672
Investment securities	17,825,027	20,495,075
Loans and advances	90,682,938	85,129,070
Investments in associates and joint ventures	1,038,823	730,414
Property, plant and equipment	1,507,786	1,510,132
Intangible assets	821,785	835,902
Other assets	4,079,814	4,043,908
Current tax assets	143,459	87,961
Deferred tax assets	37,073	19,436
Assets held for sale	57	5,651,950

Total assets	¥195,503,623	¥192,175,566

Loans and Advances

Our main operating activity is the lending business. We make loans and extend other types of credit principally to corporate and individual customers in Japan and to corporate and sovereign customers in foreign countries.

At March 31, 2019, our loans and advances were ¥90,682,938 million, or 46% of total assets, representing an increase of ¥5,553,868 million, or 7%, from ¥85,129,070 million at March 31, 2018. The increase in loans and advances was due to increases in those to both domestic customers and foreign customers. The increase in loans and advances to domestic customers was primarily due to an increase in financing of M&A deals to large corporations. The increase in loans and advances to foreign customers was primarily due to an increase in those in the United States and the Asian countries.

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

	At March 31,
	2019	2018
	(In millions)
Manufacturing	¥8,522,451	¥7,961,620
Agriculture, forestry, fisheries and mining	288,099	145,957
Construction	918,617	947,765
Transportation, communications and public enterprises	5,596,935	5,424,054
Wholesale and retail	5,281,596	5,288,767
Finance and insurance	3,129,666	2,777,862
Real estate and goods rental and leasing	10,126,531	9,017,664
Services	4,328,173	4,255,228
Municipalities	866,373	1,000,286
Lease financing	9,030	14,629
Consumer(1)	16,187,195	16,363,489
Others(2)	4,601,499	4,633,306

Total domestic	¥59,856,165	¥57,830,627

(1)	The balance in Consumer mainly consists of housing loans. The housing loan balances amounted to ¥11,216,711 million and ¥11,482,678 million at March 31, 2019 and 2018, respectively.
(2)	The balance in Others includes loans and advances to the Government of Japan.

Foreign

The following table shows the outstanding loans and advances to our customers whose domiciles are not in Japan, classified by industry, before deducting the allowance for loan losses, and adjusting unearned income, unamortized premiums-net and deferred loan fees-net at the dates indicated.

	At March 31,
	2019	2018
	(In millions)
Public sector	¥360,875	¥372,008
Financial institutions	5,382,130	4,496,646
Commerce and industry	23,285,374	21,023,885
Lease financing	344,958	357,660
Others	2,316,816	1,779,101

Total foreign	¥31,690,153	¥28,029,300

Allowance for Loan Losses

We calculate the allowance for loan losses using the latest assignment of obligor grades (our internal credit rating) and supplementary data such as the borrowers’ operating cash flows, realizable value of collateral and recent economic conditions. For the fiscal year ended March 31, 2019, we adopted ECL model for the measurement of allowance for loan losses introduced by IFRS 9. For additional information, see Note 2 “Summary of Significant Accounting Policies” to our consolidated financial statements included elsewhere in this annual report.

For the fiscal year ended March 31, 2019, the allowance for loan losses decreased by ¥46,632 million, or 7%, from ¥651,620 million at the beginning of the period to ¥604,988 million at the end of the period. The balance of the allowance for loan losses increases when the provision for loan losses is recognized and decreases when charge-offs are recognized through the sales of loans and write-offs. As we recorded a provision for loan losses of ¥122,927 million and charge-offs of ¥180,254 million for the fiscal year ended March 31, 2019, charge-offs exceeded the provision for loan losses and the overall allowance for loan losses decreased.

The provision for loan losses decreased by ¥3,696 million from ¥126,623 million for the fiscal year ended March 31, 2018 to ¥122,927 million for the fiscal year ended March 31, 2019. The decrease was primarily due to a decrease in the provision for loan losses reflecting the reversal of allowance for loan losses of certain large borrowers resulting from improvement of their financial performance.

Charge-offs decreased by ¥4,806 million from the previous fiscal year to ¥180,254 million for the fiscal year ended March 31, 2019. Charge-offs of domestic loans and advances decreased by ¥22,030 million compared to the previous fiscal year to ¥139,496 million for the fiscal year ended March 31, 2019. This was because KUBC and The Minato Bank ceased to be our subsidiaries and became our equity-method associates for the fiscal year ended March 31, 2018. Charge-offs of foreign loans and advances increased by ¥17,224 million compared to the previous fiscal year to ¥40,758 million for the fiscal year ended March 31, 2019, primarily due to an increase in charge-offs related to customers from commerce and industry.

The following table shows our allowance for loan losses for each of the periods indicated.

	For the fiscal year ended March 31,
	2019	2018
	(In millions)
Allowance for loan losses at beginning of period(1)	¥651,620	¥680,456
Provision for loan losses	122,927	126,623
Charge-offs:
Domestic	139,496	161,526
Foreign	40,758	23,534

Total	180,254	185,060

Recoveries:
Domestic	9,767	9,658
Foreign	1,275	574

Total	11,042	10,232

Net charge-offs	169,212	174,828
Others(2)	(347)	(140,575)

Allowance for loan losses at end of period	¥604,988	¥491,676

(1)

Allowance for loan losses at the beginning of period for the fiscal year ended March 31, 2019 is calculated under IFRS 9. For additional information, refer to Note 2 “Summary of Significant Accounting Policies” to our consolidated financial statements included elsewhere in this annual report.

(2)

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

The following table shows the distribution of impaired loans and advances by “potentially bankrupt, effectively bankrupt and bankrupt (loans and advances),” “past due three months or more (loans),” “restructured (loans)” and “other impaired (loans and advances)” at March 31, 2019 and 2018 by domicile and type of industry of the borrowers. At March 31, 2019, gross impaired loans and advances were ¥882,018 million, an increase of ¥3,150 million from ¥878,868 million at March 31, 2018. The ratio of gross impaired loans and advances to the outstanding loans and advances before deducting the allowance for loan losses, and adjusting unearned income, unamortized premiums-net and deferred loan fees-net was 1.0% at March 31, 2019, which was the same as that at March 31, 2018.

	At March 31,
	2019	2018
	(In millions)
Potentially bankrupt, effectively bankrupt and bankrupt (loans and advances):
Domestic:
Manufacturing	¥98,260	¥62,322
Agriculture, forestry, fisheries and mining	6,229	6,369
Construction	15,762	10,439
Transportation, communications and public enterprises	30,691	15,494
Wholesale and retail	74,865	74,332
Finance and insurance	8,266	3,021
Real estate and goods rental and leasing	29,999	32,634
Services	56,861	50,858
Consumer	159,375	157,221
Others	21,120	23,081

Total domestic	501,428	435,771

Foreign:
Financial institutions	180	30
Commerce and industry	109,453	144,975
Others	24,409	22,383

Total foreign	134,042	167,388

Total	635,470	603,159

Past due three months or more (loans):
Domestic	24,781	21,649
Foreign	2,525	—

Total	27,306	21,649

Restructured (loans):
Domestic	127,316	136,582
Foreign	18,624	17,567

Total	145,940	154,149

Other impaired (loans and advances):
Domestic	66,285	93,175
Foreign	7,017	6,736

Total	73,302	99,911

Gross impaired loans and advances	882,018	878,868

Less: Allowance for loan losses for impaired loans and advances	(354,448)	(369,386)

Net impaired loans and advances	¥527,570	¥509,482

In addition to the discussion in this section, see Note 45 “Financial Risk Management—Credit Risk” to our consolidated financial statements included elsewhere in this annual report.

Investment Securities

Our investment securities, including debt instruments at amortized cost, debt instruments at fair value through other comprehensive income and equity instruments at fair value through other comprehensive income, totaled ¥17,825,027 million at March 31, 2019, a decrease of ¥2,670,048 million, or 13%, from ¥20,495,075 million at March 31, 2018. Our investment securities consisted of held-to-maturity investments and available-for-sale financial assets at March 31, 2018. The decrease in our investment securities was primarily due to a decrease in our holdings of Japanese government bonds, and the reclassification of some financial assets classified as available-for-sale financial assets under IAS 39 to financial assets measured at fair value through profit or loss under IFRS 9. The decrease was partially offset by an increase in our holdings of U.S. Treasury securities. For more information about the impact of the adoption of IFRS 9, see Note 2 “Summary of Significant Accounting Policies—Effect of Adoption of New and Amended Accounting Standards” and “Summary of Significant Accounting Policies—Financial Assets” to our consolidated financial statements included elsewhere in this report.

Our bond portfolio is principally held for asset and liability management purposes. Our bond portfolio mostly consisted of Japanese government bonds, U.S. Treasury securities and foreign bonds issued by other governments and official institutions.

Our debt instruments at amortized cost amounted to ¥318,914 million at March 31, 2019, a decrease of ¥53,545 million, or 14%, from ¥372,459 million at March 31, 2018. Our debt instruments at amortized cost were classified as held-to-maturity investments under IAS 39 at March 31, 2018. The decrease was primarily due to redemptions at maturity of Japanese government bonds, which was partially offset by an increase in our holdings of foreign bonds issued by other governments and official institutions.

Domestic debt instruments at fair value through other comprehensive income amounted to ¥5,455,863 million at March 31, 2019, a decrease of ¥2,573,073 million, or 32%, from ¥8,028,936 million at March 31, 2018. Our domestic debt instruments were classified as available-for-sale financial assets under IAS 39 at March 31, 2018. The decrease was primarily due to a decrease in our holdings of Japanese government bonds. Japanese government bonds with a maturity of less than five years accounted for 82% of our total Japanese government bonds at March 31, 2019. Our foreign debt instruments at fair value through other comprehensive income, most of which are issued or guaranteed by foreign governments, government agencies or official institutions, amounted to ¥7,877,358 million at March 31, 2019, an increase of ¥1,623,588 million, or 26%, from ¥6,253,770 million at March 31, 2018. Our foreign debt instruments were classified as available-for-sale financial assets under IAS 39 at March 31, 2018. The increase was primarily due to an increase in our holdings of U.S. Treasury and other U.S. government agency bonds. Net unrealized losses on our foreign debt instruments amounted to ¥36,603 million at March 31, 2019, as compared to net unrealized losses of ¥165,863 million at March 31, 2018. This was primarily due to a decrease in U.S. interest rates. Of our foreign debt instruments, 59% had a maturity of less than five years.

We had ¥3,729,120 million of domestic equity instruments and ¥443,772 million of foreign equity instruments at March 31, 2019, for which we made an irrevocable election at initial recognition to present subsequent changes in fair value in other comprehensive income under IFRS 9. These equity instruments were classified as available-for-sale financial assets under IAS 39 at March 31, 2018. Our domestic equity instruments, which consisted principally of publicly traded Japanese stocks and included common and preferred stocks issued by our customers, decreased by ¥1,432,614 million, or 28%, from ¥5,161,734 million at March 31, 2018. Our foreign equity instruments also decreased by ¥234,404 million, or 35%, from ¥678,176 million at March 31, 2018. These decreases were primarily due to the adoption of IFRS 9 from April 1, 2018. With the adoption of IFRS 9, some of financial assets classified as available-for-sale financial assets under IAS 39 were reclassified as financial assets measured at fair value through profit or loss.

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

The following tables show the amortized cost, gross unrealized gains and losses and fair value of our investment securities, which are classified as debt instruments at amortized cost, debt instruments at fair value through other comprehensive income and equity instruments at fair value through other comprehensive income at March 31, 2019 and held-to-maturity investments and available-for-sale financial assets at March 31, 2018 and 2017.

	At March 31, 2019
	Amortized cost(1)	Gross unrealized gains	Gross unrealized losses	Fair value
	(In millions)
Debt instruments at amortized cost:
Domestic:
Japanese government bonds	¥280,246	¥890	¥—	¥281,136
Japanese municipal bonds	—	—	—	—
Japanese corporate bonds	—	—	—	—

Total domestic	280,246	890	—	281,136

Foreign:
U.S. Treasury and other U.S. government agency bonds	—	—	—	—
Bonds issued by other governments and official institutions	36,827	106	39	36,894
Other debt instruments	1,841	—	—	1,841

Total foreign	38,668	106	39	38,735

Total	¥318,914	¥996	¥39	¥319,871

Debt instruments at fair value through other comprehensive income:
Domestic:
Japanese government bonds	¥5,005,649	¥22,285	¥239	¥5,027,695
Japanese municipal bonds	98,427	742	5	99,164
Japanese corporate bonds	325,130	3,848	—	328,978
Other debt instruments	26	—	—	26

Total domestic	5,429,232	26,875	244	5,455,863

Foreign:
U.S. Treasury and other U.S. government agency bonds	4,469,336	28,497	71,198	4,426,635
Bonds issued by other governments and official institutions	2,112,607	10,590	1,790	2,121,407
Mortgage-backed securities	1,047,183	9,739	12,935	1,043,987
Other debt instruments	284,835	664	170	285,329

Total foreign	7,913,961	49,490	86,093	7,877,358

Total	¥13,343,193	¥76,365	¥86,337	¥13,333,221

Equity instruments at fair value through other comprehensive income:
Domestic	¥1,600,072	¥2,221,660	¥92,612	¥3,729,120
Foreign	95,989	368,511	20,728	443,772

Total	¥1,696,061	¥2,590,171	¥113,340	¥4,172,892

(1)	Amortized cost for equity instruments at fair value through other comprehensive income represents the difference between the fair value and gross unrealized gains or losses.

	At March 31, 2018
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥372,459	¥2,138	¥—	¥374,597
Japanese municipal bonds	—	—	—	—
Japanese corporate bonds	—	—	—	—

Total domestic	372,459	2,138	—	374,597

Foreign	—	—	—	—

Total	¥372,459	¥2,138	¥—	¥374,597

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥7,675,028	¥14,554	¥4,279	¥7,685,303
Japanese municipal bonds	47,079	49	96	47,032
Japanese corporate bonds	295,503	1,221	123	296,601

Total domestic debt instruments	8,017,610	15,824	4,498	8,028,936
Equity instruments	2,237,143	2,946,737	22,146	5,161,734

Total domestic	10,254,753	2,962,561	26,644	13,190,670

Foreign:
U.S. Treasury and other U.S. government agency bonds	3,387,109	1,723	142,186	3,246,646
Bonds issued by other governments and official institutions	2,192,099	4,203	8,852	2,187,450
Mortgage-backed securities	509,104	31	20,952	488,183
Other debt instruments	331,321	507	337	331,491

Total foreign debt instruments	6,419,633	6,464	172,327	6,253,770
Equity instruments	342,155	340,366	4,345	678,176

Total foreign	6,761,788	346,830	176,672	6,931,946

Total	¥17,016,541	¥3,309,391	¥203,316	¥20,122,616

	At March 31, 2017
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥1,160,751	¥6,865	¥—	¥1,167,616
Japanese municipal bonds	7,463	12	—	7,475
Japanese corporate bonds	5,205	23	—	5,228

Total domestic	1,173,419	6,900	—	1,180,319

Foreign	—	—	—	—

Total	¥1,173,419	¥6,900	¥—	¥1,180,319

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥5,704,875	¥23,952	¥6,153	¥5,722,674
Japanese municipal bonds	83,253	77	550	82,780
Japanese corporate bonds	361,656	2,459	565	363,550

Total domestic debt instruments	6,149,784	26,488	7,268	6,169,004
Equity instruments	2,421,507	2,699,446	3,324	5,117,629

Total domestic	8,571,291	2,725,934	10,592	11,286,633

Foreign:
U.S. Treasury and other U.S. government agency bonds	3,565,748	2,352	99,837	3,468,263
Bonds issued by other governments and official institutions	1,687,959	512	18,618	1,669,853
Mortgage-backed securities	646,206	33	12,610	633,629
Other debt instruments	183,327	300	606	183,021

Total foreign debt instruments	6,083,240	3,197	131,671	5,954,766
Equity instruments	362,671	296,706	258	659,119

Total foreign	6,445,911	299,903	131,929	6,613,885

Total	¥15,017,202	¥3,025,837	¥142,521	¥17,900,518

The following tables show the fair value and gross unrealized losses of our investment securities, aggregated by the length of time that the individual securities have been in a continuous unrealized loss position at March 31, 2019, 2018 and 2017. None of the available-for-sale equity instruments included in the tables have been in a continuous unrealized loss position for twelve months or more at March 31, 2018 and 2017, since a significant or prolonged decline in the fair value of an available-for-sale equity instrument below its cost is considered to be an objective evidence of impairment and in such case the unrealized losses are reclassified from equity to profit or loss under IAS 39.

	At March 31, 2019
	Less than twelve months		Twelve months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	(In millions)
Debt instruments at amortized cost:
Domestic:
Japanese government bonds	¥—	¥—	¥—	¥—	¥—	¥—
Japanese municipal bonds	—	—	—	—	—	—
Japanese corporate bonds	—	—	—	—	—	—

Total domestic	—	—	—	—	—	—

Foreign:
U.S. Treasury and other U.S. government agency bonds	—	—	—	—	—	—
Bonds issued by other governments and official institutions	2,999	39	—	—	2,999	39
Other debt instruments	—	—	—	—	—	—

Total foreign	2,999	39	—	—	2,999	39

Total	¥2,999	¥39	¥—	¥—	¥2,999	¥39

Debt instruments at fair value through other comprehensive income:
Domestic:
Japanese government bonds	¥—	¥—	¥296,652	¥239	¥296,652	¥239
Japanese municipal bonds	—	—	9,555	5	9,555	5
Japanese corporate bonds	—	—	—	—	—	—
Other debt instruments	—	—	—	—	—	—

Total domestic	—	—	306,207	244	306,207	244

Foreign:
U.S. Treasury and other U.S. government agency bonds	907,418	8,721	1,316,145	62,477	2,223,563	71,198
Bonds issued by other governments and official institutions	1,217,502	959	132,139	831	1,349,641	1,790
Mortgage-backed securities	412	1	432,651	12,934	433,063	12,935
Other debt instruments	138,685	111	11,930	59	150,615	170

Total foreign	2,264,017	9,792	1,892,865	76,301	4,156,882	86,093

Total	¥2,264,017	¥9,792	¥2,199,072	¥76,545	¥4,463,089	¥86,337

Equity instruments at fair value through other comprehensive income:
Domestic	¥137,946	¥31,563	¥147,991	¥61,049	¥285,937	¥92,612
Foreign	—	2	20,970	20,726	20,970	20,728

Total	¥137,946	¥31,565	¥168,961	¥81,775	¥306,907	¥113,340

	At March 31, 2018
	Less than twelve months		Twelve months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥2,001	¥—	¥—	¥—	¥2,001	¥—
Japanese municipal bonds	—	—	—	—	—	—
Japanese corporate bonds	—	—	—	—	—	—

Total domestic	2,001	—	—	—	2,001	—

Foreign	—	—	—	—	—	—

Total	¥2,001	¥—	¥—	¥—	¥2,001	¥—

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥2,847,250	¥559	¥1,353,121	¥3,720	¥4,200,371	¥4,279
Japanese municipal bonds	964	1	31,916	95	32,880	96
Japanese corporate bonds	6,801	2	72,061	121	78,862	123

Total domestic debt instruments	2,855,015	562	1,457,098	3,936	4,312,113	4,498
Equity instruments	506,969	22,146	—	—	506,969	22,146

Total domestic	3,361,984	22,708	1,457,098	3,936	4,819,082	26,644

Foreign:
U.S. Treasury and other U.S. government agency bonds	1,509,509	41,946	1,229,979	100,240	2,739,488	142,186
Bonds issued by other governments and official institutions	1,039,848	739	219,608	8,113	1,259,456	8,852
Mortgage-backed securities	1,124	1	482,141	20,951	483,265	20,952
Other debt instruments	141,058	161	17,269	176	158,327	337

Total foreign debt instruments	2,691,539	42,847	1,948,997	129,480	4,640,536	172,327
Equity instruments	65,105	4,345	—	—	65,105	4,345

Total foreign	2,756,644	47,192	1,948,997	129,480	4,705,641	176,672

Total	¥6,118,628	¥69,900	¥3,406,095	¥133,416	¥9,524,723	¥203,316

	At March 31, 2017
	Less than twelve months		Twelve months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥—	¥—	¥—	¥—	¥—	¥—
Japanese municipal bonds	—	—	—	—	—	—
Japanese corporate bonds	—	—	—	—	—	—

Total domestic	—	—	—	—	—	—

Foreign	—	—	—	—	—	—

Total	¥—	¥—	¥—	¥—	¥—	¥—

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥1,427,268	¥6,153	¥—	¥—	¥1,427,268	¥6,153
Japanese municipal bonds	68,154	543	2,383	7	70,537	550
Japanese corporate bonds	126,267	560	2,307	5	128,574	565

Total domestic debt instruments	1,621,689	7,256	4,690	12	1,626,379	7,268
Equity instruments	170,399	3,324	—	—	170,399	3,324

Total domestic	1,792,088	10,580	4,690	12	1,796,778	10,592

Foreign:
U.S. Treasury and other U.S. government agency bonds	1,590,352	40,549	685,367	59,288	2,275,719	99,837
Bonds issued by other governments and official institutions	1,238,536	18,587	60,616	31	1,299,152	18,618
Mortgage-backed securities	618,451	12,370	10,317	240	628,768	12,610
Other debt instruments	61,230	350	6,182	256	67,412	606

Total foreign debt instruments	3,508,569	71,856	762,482	59,815	4,271,051	131,671
Equity instruments	10,105	258	—	—	10,105	258

Total foreign	3,518,674	72,114	762,482	59,815	4,281,156	131,929

Total	¥5,310,762	¥82,694	¥767,172	¥59,827	¥6,077,934	¥142,521

Trading Assets

The following table shows our trading assets at March 31, 2019 and 2018. Our trading assets were ¥2,767,691 million at March 31, 2019, a decrease of ¥401,432 million from ¥3,169,123 million at March 31, 2018. The decrease was primarily due to a decrease in our holdings of Japanese government bonds.

	At March 31,
	2019	2018
	(In millions)
Debt instruments	¥2,480,903	¥2,841,148
Equity instruments	286,788	327,975

Total trading assets	¥2,767,691	¥3,169,123

Financial Assets at Fair Value Through Profit or Loss

The following table shows the fair value of our financial assets at fair value through profit or loss at March 31, 2019 and 2018. The fair value was ¥2,641,416 million at March 31, 2019, an increase of ¥1,093,744 million from ¥1,547,672 million at March 31, 2018. The increase was primarily due to the reclassification of some of our financial assets classified as available-for-sale financial assets under IAS 39 into financial assets measured at fair value through profit or loss with the adoption of IFRS 9 at April 1, 2018. For more information about the impact of the adoption of IFRS 9, see Note 2 “Summary of Significant Accounting Policies—New and Amended Accounting Standards Adopted by the SMBC Group” to our consolidated financial statements included elsewhere in this annual report.

	At March 31,
	2019	2018
	(In millions)
Debt instruments	¥2,620,686	¥1,528,921
Equity instruments	20,730	18,751

Total financial assets at fair value through profit or loss	¥2,641,416	¥1,547,672

Liabilities

Our total liabilities increased by ¥4,050,410 million from ¥179,679,767 million at March 31, 2018 to ¥183,730,177 million at March 31, 2019, primarily due to increases in deposits and borrowings.

The following table shows our liabilities at March 31, 2019 and 2018.

	At March 31,
	2019	2018
	(In millions)
Deposits	¥134,404,652	¥128,461,527
Call money and bills sold	1,307,779	1,190,929
Repurchase agreements and cash collateral on securities lent	12,887,249	12,022,593
Trading liabilities	1,998,694	2,143,899
Derivative financial instruments	3,051,773	3,498,016
Borrowings	12,167,858	10,652,481
Debt securities in issue	11,171,209	10,569,117
Provisions	194,818	188,267
Other liabilities	6,131,739	6,882,740
Current tax liabilities	147,041	55,516
Deferred tax liabilities	267,365	397,741
Liabilities directly associated with the assets held for sale	—	3,616,941

Total liabilities	¥183,730,177	¥179,679,767

Deposits

We offer a wide range of standard banking accounts through the offices of our banking subsidiaries in Japan, including non-interest-bearing demand deposits, interest-bearing demand deposits, deposits at notice, time deposits and negotiable certificates of deposit. Domestic deposits, approximately 79% of total deposits, are our principal source of funds for our domestic operations. The deposits in the domestic offices of our banking subsidiaries are principally from individuals and private corporations, governmental bodies (including municipal authorities), and financial institutions.

SMBC’s foreign offices accept deposits mainly in U.S. dollars, but also in yen and other currencies, and are active participants in the Euro-currency market as well as the United States domestic money market. Foreign deposits mainly consist of stable types of deposits, such as deposits at notice, time deposits, and negotiable certificates of deposit.

Our deposit balances at March 31, 2019 were ¥134,404,652 million, an increase of ¥5,943,125 million, or 5%, from ¥128,461,527 million at March 31, 2018, primarily due to an increase in interest-bearing demand deposits at domestic offices.

The following table shows a breakdown of our domestic and foreign offices’ deposits at the dates indicated.

	At March 31,
	2019	2018
	(In millions)
Domestic offices:
Non-interest-bearing demand deposits	¥21,376,082	¥20,370,064
Interest-bearing demand deposits	53,490,445	49,580,166
Deposits at notice	853,344	855,978
Time deposits	17,885,860	18,185,591
Negotiable certificates of deposit	4,962,651	5,408,021
Others	7,317,912	7,338,619

Total domestic offices	105,886,294	101,738,439

Foreign offices:
Non-interest-bearing demand deposits	1,218,145	1,241,450
Interest-bearing demand deposits	2,714,951	2,574,099
Deposits at notice	10,316,612	9,499,686
Time deposits	7,875,029	7,469,541
Negotiable certificates of deposit	6,202,836	5,812,264
Others	190,785	126,048

Total foreign offices	28,518,358	26,723,088

Total deposits	¥134,404,652	¥128,461,527

Borrowings

Borrowings include unsubordinated borrowings, subordinated borrowings, liabilities associated with securitization transactions of our own assets, and lease obligations. At March 31, 2019, our borrowings were ¥12,167,858 million, an increase of ¥1,515,377 million, or 14%, from ¥10,652,481 million at March 31, 2018, primarily due to an increase in unsubordinated borrowings.

The following table shows the balances with respect to our borrowings at March 31, 2019 and 2018.

	At March 31,
	2019	2018
	(In millions)
Unsubordinated borrowings	¥10,632,213	¥9,158,844
Subordinated borrowings	273,819	279,749
Liabilities associated with securitization transactions	1,231,447	1,204,722
Lease obligations	30,379	9,166

Total borrowings	¥12,167,858	¥10,652,481

Debt Securities in Issue

Debt securities in issue at March 31, 2019 were ¥11,171,209 million, an increase of ¥602,092 million, or 6%, from ¥10,569,117 million at March 31, 2018, primarily due to an increase in bonds reflecting our efforts to expand foreign currency funding sources.

	At March 31,
	2019	2018
	(In millions)
Commercial paper	¥2,440,515	¥2,467,645
Bonds	7,135,367	6,490,965
Subordinated bonds	1,595,327	1,610,507

Total debt securities in issue	¥11,171,209	¥10,569,117

For additional information, see Note 19 “Debt Securities in Issue” to our consolidated financial statements included elsewhere in this annual report, which sets forth summaries of debt securities in issue with their contractual interest rates and currencies.

In the normal course of business, we enter into contractual obligations that require future cash payments. “Item 5.F. Tabular Disclosure of Contractual Obligations” sets forth a summary of our contractual cash obligations at March 31, 2019.

Total Equity

Our total equity decreased by ¥722,353 million from ¥12,495,799 million at March 31, 2018 to ¥11,773,446 million at March 31, 2019, primarily due to a decrease in non-controlling interests, which was partially offset by an increase in retained earnings. The decrease in non-controlling interests was mainly due to the redemption of preferred securities, disposal of a part of our equity interest in SMFL, which had been our subsidiary but became our joint venture, and transactions with non-controlling interests shareholders. The increase in retained earnings mainly reflected our net profit. For more information, see Note 24 “Shareholders’ Equity” and Note 25 “Non-controlling Interests and Equity Attributable to Other Equity Instruments Holders” to our consolidated financial statements included elsewhere in this annual report.

In addition to the above, with the adoption of IFRS 9, impairment losses recognized under IAS 39 on equity instruments whose subsequent changes in fair value were presented in other comprehensive income under IFRS 9 were reclassified from retained earnings to other reserves at April 1, 2018, which resulted in an increase in retained earnings and a decrease in other reserves. For more information about the impact of the adoption of IFRS 9, see Note 2 “Summary of Significant Accounting Policies—New and Amended Accounting Standards Adopted by the SMBC Group” to our consolidated financial statements included elsewhere in this report.

	At March 31,
	2019	2018
	(In millions)
Capital stock	¥2,339,443	¥2,338,743
Capital surplus	726,012	863,505
Retained earnings	5,715,101	5,149,193
Treasury stock	(16,302)	(12,493)

Equity excluding other reserves	8,764,254	8,338,948
Other reserves	1,916,366	2,324,349

Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.	10,680,620	10,663,297
Non-controlling interests	494,123	1,232,980
Equity attributable to other equity instruments holders	598,703	599,522

Total equity	¥11,773,446	¥12,495,799

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

	At and for the fiscal year ended March 31, 2019
	Total equity	Net profit
	(In millions)
IFRS	¥11,773,446	¥647,586
Differences arising from different accounting for:
1. Scope of consolidation	131,976	(89)
2. Derivative financial instruments	109,660	(31,270)
3. Investment securities	(281,966)	129,523
4. Loans and advances	298,965	23,212
5. Investments in associates and joint ventures	(33,881)	86,468
6. Property, plant and equipment	(10,287)	1,192
7. Lease accounting	2,189	1,433
8. Defined benefit plans	59,900	51,371
9. Deferred tax assets	(56,355)	(8,062)
10. Foreign currency translation	—	(1,340)
11. Classification of equity and liability	(602,783)	(11,949)
Others	142,334	(42,481)
Tax effect of the above	(81,586)	(53,439)

Japanese GAAP	¥11,451,612	¥792,155

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

Under Japanese GAAP, an embedded derivative is separately accounted for when the host contract may suffer losses arising from the embedded derivative. Also, an entity may separately account for an embedded derivative if the entity manages it separately, even though the criteria for separation are not fully met. Under IFRS, when a hybrid contract contains a host that is not a financial asset, an embedded derivative is separated from the host contract and accounted for as a derivative if, and only if, its economic characteristics and risks are not closely related to those of the host contract. The separation of the embedded derivatives from the host contract is adjusted so as not to result in any gain or loss at initial recognition under IFRS. On the other hand, under IFRS, when a hybrid contract contains a host that is a financial asset, an embedded derivative is not separately accounted for from the host.

We apply hedge accounting under Japanese GAAP. However, the qualifying criteria for certain hedge accounting under IFRS are more rigorous than those under Japanese GAAP. Therefore, except for fair value hedge accounting and hedge accounting for net investments in foreign operations we apply under IFRS, the effects of hedge accounting under Japanese GAAP have been reversed under IFRS.

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

Certain financial assets classified as available-for-sale under Japanese GAAP, such as unlisted stocks, are measured at fair value under IFRS. For those financial instruments, where there is no quoted price in an active market, the fair value is determined by using valuation techniques. In addition, the fair values of certain financial instruments under Japanese GAAP have been adjusted in order to meet the requirements of fair value under IFRS. For example, we use the last 1-month average of the closing transaction prices for the fair value measurement of available-for-sale financial assets (listed stocks) under Japanese GAAP, whereas closing spot prices are used under IFRS.

Under Japanese GAAP, the changes in fair value of available-for-sale financial assets are recognized in other comprehensive income and subsequently transferred to profit or loss on their disposal. Under IFRS, we made an irrevocable election for some equity instruments to present subsequent changes in fair value in other comprehensive income. The changes in fair value of those equity instruments presented in other comprehensive income are not subsequently transferred to profit or loss. Some available-for-sale financial assets under Japanese GAAP, including investment funds, are classified as financial assets measured at fair value through profit or loss, and therefore the changes in their fair values are recognized in profit or loss under IFRS.

4.	Loans and advances

Under Japanese GAAP, the allowance for loan losses is calculated based on credit assessments at the end of the reporting period. A collective allowance is calculated using historical loss experience, based on historical results according to the obligor grade. The allowance for specifically identified significant loans is calculated by the discounted cash flow (“DCF”) method, which is based on the present value of reasonably estimated cash flows discounted at the original contractual interest rate of the relevant loan. For the remaining loans, an individual allowance is calculated based on the estimated uncollectible amount considering historical loss experience and the recoveries from collateral, guarantees and any other collectible cash flows.

Under IFRS, measurement of ECL depends on whether the credit risk on the financial asset has increased significantly since initial recognition. If there is not a significant increase in credit risk on that financial asset since initial recognition, an allowance is measured at an amount equal to 12-month expected credit losses. Otherwise, an allowance is measured at an amount equal to lifetime expected credit losses. The allowance for loan losses for individually significant impaired loans is calculated by the DCF method based on the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate, which differs from the calculation of the DCF method under Japanese GAAP. The scope of loans that are subject to the DCF method under IFRS is wider than that under Japanese GAAP. ECL are measured in a way that reflects not only past events, but also current conditions and forecasts of future economic conditions. Under Japanese GAAP, loan origination fees and costs are generally recognized in the consolidated income statement as incurred. Under IFRS, loan origination fees and costs that are incremental and directly attributable to the origination of a loan are deferred and thus, included in the calculation of the effective interest rate.

Under both Japanese GAAP and IFRS, undrawn loan commitments are off-balance sheet. Provisions for undrawn loan commitments are measured in a way similar to those for loans drawn down in accordance with each standard. Under Japanese GAAP, all guarantee contracts are accounted for by accruing both asset and liability accounts at the nominal guarantee amount. A provision for the credit risk of the guarantee is calculated using the same method as the reserve for possible loan losses. Under IFRS, financial guarantees are initially recognized at fair value and subsequently measured at the higher of the amount of the loss allowance determined in accordance with ECL or the amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with the principles of IFRS 15.

5.	Investments in associates and joint ventures

Under Japanese GAAP, although goodwill related to investments in associates and joint ventures is included in the carrying amount of the investments, we are required to recognize and measure impairment losses only on goodwill separately from the investments if impairment indicators for the goodwill are identified. Under IFRS, for investments in associates and joint ventures, if we identify objective evidence of impairment, the entire carrying amount of the investment is tested for impairment since goodwill is not separately recognized on the initial acquisition of the investment. Additionally, the net profit of associates and joint ventures is adjusted for differences between Japanese GAAP and IFRS in accordance with our accounting policy prior to applying the equity method under IFRS.

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

As shown in the following table, total deposits increased by ¥5,943,125 million, or 5%, from ¥128,461,527 million at March 31, 2018 to ¥134,404,652 million at March 31, 2019. The balance of deposits at March 31, 2019 exceeded the balance of loans and advances by ¥43,721,714 million, primarily due to the stable deposit base in Japan. Our loan-to-deposit ratio (total loans and advances divided by total deposits) in the same period was 67%, which contributed greatly to the reduction of our liquidity risk. Our balances of large-denomination domestic yen time deposits are stable due to the historically high rollover rate of our corporate customers and individual depositors.

	At March 31,
	2019	2018

	(In millions)
Loans and advances	¥90,682,938	¥85,129,070
Deposits	134,404,652	128,461,527

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

We believe we are able to access such sources of liquidity on a stable and flexible basis by keeping credit ratings at a high level. The following table shows credit ratings assigned to the Company by Moody’s, S&P and Fitch at May 31, 2019:

At May 31, 2019
Moody’s			S&P			Fitch
Long-term	Outlook	Short-term	Long-term	Outlook	Short-term	Long-term	Outlook	Short-term
A1	S	P-1	A-	P	—	A	S	F1

The following table shows credit ratings assigned to SMBC by Moody’s, S&P and Fitch at May 31, 2019:

At May 31, 2019
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

The guidelines published by FSA for LCR applicable to banks with international operations are based on the full text of the LCR standard issued by the BCBS in January 2013. Under these guidelines, banks with international operations must maintain LCR of at least 100% on both a consolidated basis and a nonconsolidated basis. The minimum LCR requirements were phased in from March 31, 2015 with an increase of 10% in each year starting from 60%, and reached 100% on March 31, 2019. The following table shows the LCRs of the Company and SMBC for the three months ended March 31, 2019. Each figure is calculated based on our financial statements prepared in accordance with Japanese GAAP, as required by the FSA’s LCR guidelines.

For the three months ended March 31, 2019(1)
SMFG (consolidated)	131.4%
SMBC (consolidated)	134.6%
SMBC (nonconsolidated)	138.8%

(1)

Under the FSA’s LCR guidelines, LCR is set as the three-month average of the daily LCRs for the three months ended March 31, 2019, which is calculated by dividing the balance of high-quality liquid assets by the total net cash outflows on a daily basis for the same three months.

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

In December 2010, the BCBS published the new Basel III rules text to implement the Basel III framework, which sets out higher and better-quality capital, better risk coverage, the introduction of a leverage ratio as a backstop to the risk-based requirement, measures to promote the build-up of capital that can be drawn down in periods of stress, and the introduction of two global liquidity standards. The main measures of the minimum capital requirements in the Basel III framework began on January 1, 2013 and have been fully applied from January 1, 2019.

These capital reforms increase the minimum common equity requirement from 2% to 4.5% and require banks to hold a capital conservation buffer, which started to be phased in from January 2016 with the initial ratio of 0.625% and reached 2.5% in January 2019, to withstand future periods of stress, bringing the total common equity requirement to 7%. The Tier 1 capital requirement was also increased from 4% to 6%, resulting in a total requirement of 8.5% when combined with the above-mentioned capital conservation buffer. The total capital requirement increased from 8% to 10.5% in January 2019 due to the full phasing in of the capital conservation buffer. Furthermore, a countercyclical buffer within a range of 0% to 2.5% of common equity or other fully loss-absorbing capital has been implemented according to national circumstances.

In addition to the above-mentioned minimum capital requirements and capital buffer requirements under Basel III, organizations identified by the FSB as G-SIBs, which includes us, are required to maintain an additional 1% to 2.5% of Common Equity Tier 1 capital as a percentage of risk-weighted assets, which is commonly referred to as the G-SIB capital surcharge, based on the organization’s size, interconnectedness, substitutability, complexity and cross-jurisdictional activity as determined by the FSB. The amount of G-SIB capital surcharge that applies to us based on the FSB’s determination is 1% of risk-weighted assets.

To reflect the Basel III framework, the FSA changed its capital adequacy guidelines. The minimum Common Equity Tier 1 capital requirement and Tier 1 capital requirement have been 4.5% and 6%, respectively since March 2015. The capital conservation buffer, countercyclical buffer and the G-SIB capital surcharge started to be phased in from March 31, 2016 under the FSA capital adequacy guidelines.

In December 2017, the GHOS endorsed the outstanding Basel III regulatory reforms. For further details regarding the finalized Basel III reforms, see “Item 4.B. Business Overview—Regulations in Japan—Regulations Regarding Capital Adequacy and Liquidity—Capital Adequacy Requirement.”

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

In December 2017, the definition and requirements of the leverage ratio were revised as part of the finalized Basel III reforms, under which the leverage ratio is to be based on a Tier 1 definition of capital and with the minimum leverage ratio of 3%. Under the finalized Basel III reforms, G-SIBs are required to meet a leverage ratio buffer, which will take the form of a Tier 1 capital buffer set at 50% of the applicable G-SIB capital surcharge. Various refinements were also made to the definition of the leverage ratio exposure measure. The leverage ratio requirements under the definition based on the framework issued by the BCBS in January 2014 were implemented as a Pillar 1 measurement from January 2018, and those under the revised definition and the leverage ratio buffer requirement for G-SIBs will be implemented as a Pillar 1 measurement from January 1, 2022.

On March 15, 2019, the FSA published its guidelines for the leverage ratio applicable to banks with international operations, which have been applied from March 31, 2019. Under the FSA’s guidelines for the leverage ratio, banks with international operations must maintain a leverage ratio of at least 3% on both a consolidated basis and a nonconsolidated basis from March 31, 2019.

The table below presents our risk-weighted capital ratios, total capital, risk-weighted assets and leverage ratio under Japanese GAAP at March 31, 2019, based on the Basel III rules.

At March 31, 2019
(In billions, except percentages)
SMFG Consolidated:
Total risk-weighted capital ratio	20.76%
Tier 1 risk-weighted capital ratio	18.19%
Common Equity Tier 1 risk-weighted capital ratio	16.37%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥12,240.5
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	10,727.2
Common Equity Tier 1 capital	9,654.5
Risk-weighted assets	58,942.8
The amount of minimum total capital requirements(1)	4,715.4

Leverage ratio	4.88%

(1)	The amount of minimum total capital requirements is calculated by multiplying risk-weighted assets by 8%.

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

Set forth below is a table of risk-weighted capital ratios, total capital, risk-weighted assets and leverage ratio of SMBC at March 31, 2019 on a consolidated and nonconsolidated basis.

At March 31, 2019
(In billions, except percentages)
SMBC Consolidated:
Total risk-weighted capital ratio	20.32%
Tier 1 risk-weighted capital ratio	17.57%
Common Equity Tier 1 risk-weighted capital ratio	15.17%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥10,755.9
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	9,300.8
Common Equity Tier 1 capital	8,029.5
Risk-weighted assets	52,910.7
The amount of minimum total capital requirements(1)	4,232.9

Leverage ratio	4.52%

SMBC Nonconsolidated:
Total risk-weighted capital ratio	20.28%
Tier 1 risk-weighted capital ratio	17.37%
Common Equity Tier 1 risk-weighted capital ratio	14.85%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥10,054.7
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	8,613.2
Common Equity Tier 1 capital	7,365.7
Risk-weighted assets	49,574.5
The amount of minimum total capital requirements(1)	3,966.0

(1)	The amount of minimum total capital requirements is calculated by multiplying risk-weighted assets by 8%.

Our securities subsidiary in Japan, SMBC Nikko Securities is also subject to capital adequacy requirements under the FIEA described in “Item 4.B. Business Overview—Regulations in Japan—Regulations Regarding Capital Adequacy and Liquidity.” At March 31, 2019, the capital adequacy ratio was 386.4% for SMBC Nikko Securities, and sufficiently above 140%, below which level it would be required to file daily reports with the Commissioner of the FSA.

5.C.    RESEARCH, DEVELOPMENT, PATENTS AND LICENSES

We did not conduct any significant research and development activities for the fiscal year ended March 31, 2019. However, there are certain research and development activities for our information system infrastructure.

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

The table below shows the nominal amounts of undrawn loan commitments, and financial guarantees and other credit-related contingent liabilities at March 31, 2019 and 2018.

	At March 31,
	2019	2018
	(In millions)
Loan commitments	¥62,724,820	¥60,107,128
Financial guarantees and other credit-related contingent liabilities	9,409,066	8,426,245

Total	¥72,133,886	¥68,533,373

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

5.F.    TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

In the normal course of business, we enter into contractual obligations that require future cash payments. The following table sets forth a summary of our contractual cash obligations at March 31, 2019.

	At March 31, 2019
	Due in one year or less	Due from one year to three years	Due from three years to five years	Due after five years	Total(1)
			(In millions)
Time deposits	¥21,841,987	¥2,763,038	¥510,193	¥645,005	¥25,760,223
Negotiable certificate of deposits	10,605,811	508,675	51,001	—	11,165,487
Borrowings	8,705,860	721,554	666,649	2,041,699	12,135,762
Debt securities in issue	3,527,585	2,472,492	1,885,833	3,301,299	11,187,209
Capital (finance) lease obligation	8,478	12,024	7,368	5,322	33,192
Operating lease obligation	47,600	77,606	55,114	140,011	320,331
Purchase obligation(2)	54,612	64,309	4,289	—	123,210

Total	¥44,791,933	¥6,619,698	¥3,180,447	¥6,133,336	¥60,725,414

(1)	The amount of interest on debt instruments is not included in the maturity table above due to its insignificance.
(2)

Purchase obligation in the above table includes the contractual commitments to purchase goods or services of construction and information technology that are binding on us for the payment of more than ¥100  million.

5.G.    SAFE HARBOR

See the discussion under “Cautionary Statement Regarding Forward-Looking Statements.”

Item 6.	Directors, Senior Management and Employees

6.A.    DIRECTORS AND SENIOR MANAGEMENT

Directors and Senior Management

We have adopted a company with three statutory committees system of corporate governance. Under the Companies Act, a company with three statutory committees is required to have a nominating committee, an audit committee and a compensation committee, each of which consisting of members of the board of directors and of which the majority of the members must be outside directors. In addition to the three statutory committees, we have voluntarily established our risk committee. Also, under the Companies Act, a company with three statutory committees must have one or more corporate executive officers elected by resolution of the board of directors. Corporate executive officers decide on the execution of the operations of the company that were delegated to them by resolution of the board of directors. The board of directors decides on the execution of operations of the company, including basic management policy, and supervises the execution of duties by corporate executive officers.

Our board of directors is comprised of fifteen directors, seven of whom are outside directors as defined under the Companies Act. In addition, our board of directors has elected eleven corporate executive officers.

For more information, see “Item 6.C. Board Practices.”

Directors

At June 27, 2019, the following directors held the indicated positions with us:

Name (Date of birth)	Current positions and principal outside positions	Business experience
Takeshi Kunibe (March 8, 1954)	Chairman of the Board of the Company	April 1976	Joined Sumitomo Bank
		June 2003	Executive Officer of SMBC
		October 2006	Managing Executive Officer of SMBC
		April 2007	Managing Executive Officer of the Company
		June 2007	Director of the Company
		April 2009	Director and Senior Managing Executive Officer of SMBC
		April 2011	President and Chief Executive Officer of SMBC
		April 2017	President of the Company
Resigned as Director of SMBC
		June 2017	Director President of the Company
		April 2019	Chairman of the Board of the Company (to present)
Jun Ohta (February 12, 1958)	Director President of the Company (Representative Corporate Executive Officer) Group Chief Executive Officer, or CEO	April 1982	Joined Sumitomo Bank
		April 2009	Executive Officer of SMBC
		April 2012	Managing Executive Officer of SMBC
		April 2013	Managing Executive Officer of the Company
		April 2014	Senior Managing Executive Officer of the Company
Senior Managing Executive Officer of SMBC
		June 2014	Director of the Company
		April 2015	Director and Senior Managing Executive Officer of SMBC
		April 2017	Director and Deputy President of the Company
Resigned as Director of SMBC
		June 2017	Director Deputy President and Corporate Executive Officer of the Company
		March 2018	Director and Deputy President of SMBC
		April 2019	Director President of the Company (to present)
Resigned as Director of SMBC
Makoto Takashima (March 31, 1958)	Director of the Company President of SMBC	April 1982	Joined Sumitomo Bank
		April 2009	Executive Officer of SMBC
		April 2012	Managing Executive Officer of SMBC
		April 2014	Senior Managing Executive Officer of SMBC
		December 2016	Director and Senior Managing Executive Officer of SMBC
		April 2017	President of SMBC (to present)
		June 2017	Director of the Company (to present)

Name (Date of birth)	Current positions and principal outside positions	Business experience
Haruyuki Nagata (February 20, 1963)

Director Senior Managing Corporate Executive Officer of the Company

Group Chief Risk Officer, or CRO

Officer in charge of Corporate Risk Management Department and Credit & Investment Planning Department

Director and Senior Managing Executive Officer of SMBC

		April 1985	Joined Mitsui Bank
		April 2011	General Manager of Financial Accounting Department of the Company
		April 2013	Executive Officer of SMBC
		April 2015	Managing Executive Officer of SMBC
		April 2016	Managing Executive Officer of the Company
		March 2018	Director and Managing Executive Officer of SMBC
		April 2018	Director and Senior Managing Executive Officer of SMBC (to present)
		April 2019	Senior Managing Corporate Executive Officer of the Company
		June 2019	Director Senior Managing Corporate Executive Officer of the Company (to present)
Toru Nakashima (September 14, 1963)

Director Senior Managing Corporate Executive Officer of the Company

Group Chief Financial Officer, or CFO, and Group Chief Strategy Officer, or CSO

Officer in charge of Public Relations Department, Corporate Planning Department, Financial Accounting Department and Subsidiaries & Affiliates Department

Director and Senior Managing Executive Officer of SMBC

		April 1986	Joined Sumitomo Bank
		April 2013	General Manager of Consumer Business Planning Department of the Company
		April 2014	Executive Officer of SMBC
		April 2015	General Manager of Corporate Planning Department of the Company
		April 2016	Managing Executive Officer of SMBC
		April 2017	Managing Executive Officer of the Company
		March 2019	Director and Managing Executive Officer of SMBC
		April 2019	Senior Managing Corporate Executive Officer of the Company
Director and Senior Managing Executive Officer of SMBC (to present)
		June 2019	Director Senior Managing Corporate Executive Officer of the Company (to present)
Atsuhiko Inoue (July 3, 1957)	Director of the Company Director of SMBC	April 1981	Joined Sumitomo Bank
		April 2008	Executive Officer of SMBC
		April 2011	Managing Executive Officer of SMBC
		April 2014	Senior Managing Executive Officer of the Company
Director and Senior Managing Executive Officer of SMBC
		June 2014	Director of the Company
		April 2015	Resigned as Director of the Company
Senior Managing Executive Officer of SMBC
		June 2019	Director of the Company (to present)
Director of SMBC (to present)
Toru Mikami (August 27, 1960)	Director of the Company	April 1984	Joined Sumitomo Bank
		April 2006	General Manager of Legal Department of SMBC
		April 2013	Co-General Manager of General Affairs Department of the Company
		April 2015	Senior Manager of Head Office of SMBC
		June 2015	Standing Corporate Auditor of the Company
		June 2017	Director of the Company (to present)

Name (Date of birth)	Current positions and principal outside positions	Business experience
Tetsuya Kubo (September 24, 1953)	Director of the Company Representative Director, Chairman of SMBC Nikko Securities Inc. (“SMBC Nikko Securities”)	April 1976	Joined Sumitomo Bank
		June 2003	Executive Officer of SMBC
		July 2006	Managing Executive Officer of SMBC
		April 2008	Managing Executive Officer of the Company
		April 2009	Senior Managing Executive Officer of the Company
Director and Senior Managing Executive Officer of SMBC
		April 2011	Deputy President and Executive Officer of the Company
Director and Deputy President of SMBC
Director of SMBC Nikko Securities
		June 2011	Director of the Company
		March 2013	Resigned as Director of the Company
Resigned as Director of SMBC
		April 2013	Representative Director, President & CEO of SMBC Nikko Securities
		April 2016	Representative Director, Chairman of SMBC Nikko Securities (to present)
		June 2016	Director of the Company (to present)
Masayuki Matsumoto(1) (April 14, 1944)	Director of the Company Special Advisor of Central Japan Railway Company	April 1967	Joined the Japanese National Railways
		April 1987	Joined Central Japan Railway Company
		June 2004	President and Representative Director of Central Japan Railway Company
		April 2010	Vice Chairman and Representative Director of Central Japan Railway Company
		January 2011	Resigned as Director of Central Japan Railway Company
		January 2011	President of Japan Broadcasting Corporation
		January 2014	Retired from Japan Broadcasting Corporation
		April 2014	Special Advisor of Central Japan Railway Company (to present)
		June 2015	Director of SMBC
		June 2017	Director of the Company (to present)
Retired as Director of SMBC
Arthur M. Mitchell(1) (July 23, 1947)	Director of the Company	July 1976	Registered as an attorney at law, admitted in New York, the U.S.A. (to present)
		January 2003	General Counsel of the Asian Development Bank
		September 2007	Joined White & Case LLP
		January 2008	Registered as Foreign Attorney in Japan (to present)
Registered Foreign Attorney in Japan at White & Case LLP (to present)
		June 2015	Director of the Company (to present)

Name (Date of birth)	Current positions and principal outside positions	Business experience
Shozo Yamazaki(1) (September 12, 1948)	Director of the Company	November 1970	Joined Tohmatsu Awoki & Co. (currently Deloitte Touche Tohmatsu LLC)
		September 1974	Registered as a certified public accountant (to present)
		July 1991	Representative Partner of Tohmatsu & Co. (currently Deloitte Touche Tohmatsu LLC)
		June 2010	Retired from Deloitte Touche Tohmatsu LLC
		July 2010	Chairman and President of The Japanese Institute of Certified Public Accountants
		July 2013	Advisor of The Japanese Institute of Certified Public Accountants (to present)
		April 2014	Professor of Tohoku University Accounting School
		June 2017	Director of the Company (to present)
Masaharu Kohno(1) (December 21, 1948)	Director of the Company	April 1973	Joined Ministry of Foreign Affairs of Japan
		August 2005	Director-General of Foreign Policy Bureau in Ministry of Foreign Affairs of Japan
		January 2007	Deputy Minister for Foreign Affairs (in charge of economy) of Ministry of Foreign Affairs of Japan
		February 2009	Ambassador of Japan to Russia
		May 2009	Ambassador of Japan to Russia, Armenia, Turkmenistan and Belarus
		March 2011	Ambassador of Japan to Italy
		May 2011	Ambassador of Japan to Italy, Albania, San Marino and Malta
		September 2014	Retired from office
		June 2015	Director of the Company (to present)
Yoshinobu Tsutsui(1) (January 30, 1954)	Director of the Company Chairman of Nippon Life Insurance Company	April 1977	Joined Nippon Life Insurance Company
		July 2004	Director of Nippon Life Insurance Company
		January 2007	Director and Executive Officer of Nippon Life Insurance Company
		March 2007	Director and Managing Executive Officer of Nippon Life Insurance Company
		March 2009	Director and Senior Managing Executive Officer of Nippon Life Insurance Company
		March 2010	Representative Director and Senior Managing Executive Officer of Nippon Life Insurance Company
		April 2011	President of Nippon Life Insurance Company
		June 2017	Director of the Company (to present)
		April 2018	Chairman of Nippon Life Insurance Company (to present)
Katsuyoshi Shinbo(1) (April 8, 1955)	Director of the Company	April 1984	Registered as an attorney at law (to present)
		November 1999	Attorney at law at Shinbo Law Office (currently Shinbo & Partners) (to present)
		June 2015	Corporate Auditor of SMBC
		June 2017	Director of the Company (to present)
Resigned as Corporate Auditor of SMBC

Name (Date of birth)	Current positions and principal outside positions	Business experience
Eriko Sakurai(1) (November 16, 1960)	Director of the Company Chairman and CEO of Dow Toray Co., Ltd. Executor, Dow Switzerland Holding GmbH, which is a Representative Partner of Dow Silicones Holding Japan G.K.	June 1987	Joined Dow Corning Corporation
		May 2008	Director of Dow Corning Toray Co., Ltd.
		March 2009	Chairman and CEO of Dow Corning Toray Co., Ltd.
		May 2011	Regional President -Japan/Korea of Dow Corning Corporation
		February 2015	President and Representative Director of Dow Corning Holding Japan Co., Ltd.
		June 2015	Director of the Company (to present)
		May 2018	Executor, Dow Switzerland Holding GmbH, which is a Representative Partner of Dow Silicones Holding Japan G.K. (to present)
		June 2018	Chairman and CEO of Dow Toray Co., Ltd. (to present)

(1)	Messrs. and Ms. Matsumoto, Mitchell, Yamazaki, Kohno, Tsutsui, Shinbo and Sakurai satisfy the requirements for an “outside director” under the Companies Act.

Corporate Executive Officers

At June 27, 2019, the following corporate executive officers held the indicated positions with us:

Name (Date of birth)	Current positions and principal outside positions	Business experience
Jun Ohta (February 12, 1958)	See “Directors” under this Item 6.A.	See “Directors” under this Item 6.A.
Gotaro Michihiro (March 30, 1959)	Deputy President and Corporate Executive Officer of the Company (Representative Corporate Executive Officer) Director and Deputy President of SMBC Co-Head of Wholesale Business Unit	April 1983	Joined Sumitomo Bank
		April 2012	Executive Officer of SMBC
		April 2013	Managing Executive Officer of SMBC
		April 2017	Senior Managing Executive Officer of the Company
Senior Managing Executive Officer of SMBC
		March 2019	Director and Senior Managing Executive Officer of SMBC
		April 2019	Deputy President and Corporate Executive Officer of the Company (to present)
Director and Deputy President of SMBC (to present)
Masahiko Oshima (September 13, 1960)	Deputy President and Corporate Executive Officer of the Company (Representative Corporate Executive Officer) Director and Deputy President of SMBC Head of International Business Unit	April 1984	Joined Mitsui Bank
		April 2012	Executive Officer of SMBC
		April 2014	Managing Executive Officer of SMBC
		March 2017	Director and Managing Executive Officer of SMBC
		April 2017	Director and Senior Managing Executive Officer of SMBC
		April 2018	Senior Managing Corporate Executive Officer of the Company
Senior Managing Executive Officer of SMBC
		March 2019	Director and Senior Managing Executive Officer of SMBC
		April 2019	Deputy President and Corporate Executive Officer of the Company (to present)
Director and Deputy President of SMBC (to present)

Name (Date of birth)	Current positions and principal outside positions	Business experience
Toshikazu Yaku (March 3, 1962)

Deputy President and Corporate Executive
Officer of the Company
(Representative Corporate Executive Officer)

Group Chief Compliance Officer, or CCO, and Group Chief Human Resources Officer, or CHRO

Officer in charge of Human Resources Department, Quality Management Department, General Affairs Department and Administrative Services Department

Director and Deputy President of SMBC

		April 1984	Joined Sumitomo Bank
		April 2012	General Manager of Human Resources Department of the Company
Executive Officer of SMBC
		April 2014	Managing Executive Officer of SMBC
		April 2016	Managing Executive Officer of the Company
		March 2017	Director and Managing Executive Officer of SMBC
		April 2017	Senior Managing Executive Officer of the Company
Director and Senior Managing Executive Officer of SMBC
		June 2017	Director Senior Managing Corporate Executive Officer of the Company
		April 2019	Director Deputy President and Corporate Executive Officer of the Company
Director and Deputy President of SMBC (to present)
		June 2019	Deputy President and Corporate Executive Officer of the Company (to present)
Katsunori Tanizaki (April 12, 1957)	Senior Managing Corporate Executive Officer of the Company Group Chief Digital Innovation Officer, or CDIO Officer in charge of IT Innovation Department Senior Managing Executive Officer of SMBC	April 1982	Joined Sumitomo Bank
		April 2010	Executive Officer of SMBC
		April 2013	Managing Executive Officer of SMBC
		April 2015	Senior Managing Executive Officer of the Company
Director and Senior Managing Executive Officer of SMBC
		June 2015	Director of the Company
		April 2017	Director and Senior Managing Executive Officer of the Company
		June 2017	Director Senior Managing Corporate Executive Officer of the Company
		April 2019	Senior Managing Executive Officer of SMBC (to present)
		June 2019	Senior Managing Corporate Executive Officer of the Company (to present)
Naoki Tamura (July 9, 1961)	Senior Managing Corporate Executive Officer of the Company Senior Managing Executive Officer of SMBC Head of Retail Business Unit	April 1984	Joined Sumitomo Bank
		April 2012	Co-General Manager of Corporate Risk Management Department of the Company
Executive Officer of SMBC
		April 2015	Managing Executive Officer of SMBC

		April 2017	Managing Executive Officer of the Company
		April 2018	Senior Managing Corporate Executive Officer of the Company (to present)
Senior Managing Executive Officer of SMBC (to present)

Name (Date of birth)	Current positions and principal outside positions	Business experience

Hiroshi Munemasa (February 1, 1962)	Senior Managing Corporate Executive Officer of the Company Senior Managing Executive Officer of SMBC Head of Global Markets Business Unit	April 1985	Joined Sumitomo Bank
		April 2013	Executive Officer of SMBC
		April 2015	Managing Executive Officer of SMBC
		April 2017	Managing Executive Officer of the Company
		June 2017	Managing Corporate Executive Officer of the Company
		April 2018	Senior Managing Corporate Executive Officer of the Company (to present)
Senior Managing Executive Officer of SMBC (to present)
Kimio Matsuura (February 4, 1960)	Senior Managing Corporate Executive Officer of the Company Senior Managing Executive Officer of SMBC Co-Head of Wholesale Business Unit	April 1984	Joined Sumitomo Bank
		April 2012	Executive Officer of SMBC
		April 2014	Managing Executive Officer of SMBC
		April 2017	Senior Managing Executive Officer of SMBC (to present)
		April 2018	Senior Managing Executive Officer of the Company
		April 2019	Senior Managing Corporate Executive Officer of the Company (to present)

Haruyuki Nagata (February 20, 1963)	See “Directors” under this Item 6.A.	See “Directors” under this Item 6.A.

Toru Nakashima (September 14, 1963)	See “Directors” under this Item 6.A.	See “Directors” under this Item 6.A.

Shoji Masuda (July 22, 1963)

Managing Corporate Executive Officer of the Company

Group Chief Information Officer, or CIO

Officer in charge of IT Planning Department, Data Management Department and Operations Planning Department

Director and Managing Executive Officer of SMBC

		April 1987	Joined Sumitomo Bank
		April 2014	General Manager of IT Planning Department of the Company
General Manager of IT Planning Department of SMBC
		April 2016	Executive Officer of SMBC
		April 2017	Executive Officer of the Company
		April 2018	Managing Executive Officer of the Company
Managing Executive Officer of SMBC
		March 2019	Director and Managing Executive Officer of SMBC (to present)
		April 2019	Managing Corporate Executive Officer of the Company (to present)

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

6.B.    COMPENSATION

The aggregate amounts of compensation paid by us during the fiscal year ended March 31, 2019 to our directors and to our corporate executive officers were ¥524 million and ¥881 million, respectively.

The following table sets forth the details of individual compensation, disclosed pursuant to the provision of the FIEA and related ordinance, by SMFG and its subsidiaries in amounts equal to or exceeding ¥100 million during the fiscal year ended March 31, 2019:

	Compensation
Director	Aggregate amount	Paid by	Annual salary	Stock compensation	Bonus
	(In millions)(1)
Koichi Miyata	¥139	SMFG	¥39	¥11	¥18
		SMBC	39	12	18
Takeshi Kunibe	¥145	SMFG	¥84	¥23	¥36
Makoto Takashima	¥160	SMFG	¥14	¥—	¥—
		SMBC	82	26	36
Jun Ohta	¥102	SMFG	¥29	¥9	¥13
		SMBC	32	5	12

(1)	Amounts less than one million yen have been truncated.

In June 2017, we transitioned from a board of corporate auditors governance system to a company with three statutory committees: a nominating committee, an audit committee and a compensation committee. The compensation committee is responsible for establishing policy in regard to the determination of compensation of our directors and corporate executive officers. In addition, the committee determines the contents of the compensation of the individual directors and corporate executive officers in accordance with this policy. For more information, see “Item 6.C. Board Practices.”

In July 2017, our compensation committee resolved to revise our executive compensation policy and to introduce new stock compensation plans that utilize restricted stock, while discontinuing the issuance of new stock options. The plans allot shares of restricted stock to directors (excluding outside directors), corporate executive officers, and executive officers of SMFG, directors (excluding outside directors) and executive officers, etc. of SMBC and representative corporate executive officers of certain of our subsidiaries, in order to (a) provide more appropriate incentives for executives by strengthening linkages with SMFG’s short-, medium- and long-term performance, and (b) further align the interests of executives with those of shareholders, increase the weight of stock compensation, and enhance the shareholding of our executives.

Prior to the revision of our executive compensation policy discussed above, we had introduced compensation-type stock options to directors, corporate auditors, and executive officers of SMFG and SMBC (“SMFG Stock Acquisition Rights”), which served as an incentive for them to further contribute to the equity appreciation and achieve better corporate performance through sharing the benefits and risks of the share price performance with our shareholders.

For more information about compensation plans utilizing restricted stock and stock option plans, see “Item 6.E. Share Ownership” or Note 39 “Share-Based Payment” to our consolidated financial statements included elsewhere in this annual report.

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

We had previously employed a board of corporate auditors governance system. In order to further enhance our solid corporate governance system, we transitioned to a company with three statutory committees in June, 2017.

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

Board of directors

Our articles of incorporation provide for a board of directors consisting of not fewer than three directors. We currently have fifteen directors. All directors are elected by our shareholders at a general meeting of shareholders. The term of office of a director expires upon conclusion of the ordinary general meeting of shareholders to be held for the last fiscal year ending within one year after the election of the director. Directors may serve any number of consecutive terms.

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

Nominating committee

The nominating committee determines the contents of proposals regarding the election and dismissal of directors to be submitted to a general meeting of shareholders. The committee also deliberates on matters regarding personnel decisions pertaining to officers of the Company and our major subsidiaries and the selection of successors to the presidents of the Company and SMBC.

Under the Companies Act, we are required to have a nominating committee that consists of members of our board of directors, and the majority of the members must be outside directors. Currently, the chairman of the nominating committee is Yoshinobu Tsutsui, who is an outside director. Other outside directors on the nominating committee are Masayuki Matsumoto, Arthur M. Mitchell, Masaharu Kohno and Eriko Sakurai. The other director on the nominating committee is Takeshi Kunibe, the chairman of the board.

Audit committee

The audit committee is responsible for auditing the execution of duties by corporate executive officers and directors, preparing audit reports and determining the contents of proposals regarding the election or dismissal of, or refusal to reelect, accounting auditors under the Companies Act to be submitted to a general meeting of shareholders. In addition, the committee inspects our operations and assets, and those of our major subsidiaries.

Under the Companies Act, we are required to have an audit committee that consists of members of our board of directors, and the majority of the members must be outside directors. Currently, the chairman of the audit committee is Masayuki Matsumoto, who is an outside director. Other outside directors on the audit committee are Shozo Yamazaki and Katsuyoshi Shinbo. Other directors on the audit committee are Atsuhiko Inoue and Toru Mikami.

Compensation committee

The compensation committee is responsible for establishing policy in regard to the determination of compensation of our directors and corporate executive officers. In addition, the committee determines the contents of the compensation of the individual directors and corporate executive officers in accordance with this policy. The committee also deliberates on the policies for determining the compensation of directors and officers of our major subsidiaries, and the contents of compensation of individual executive officers of the Company.

Under the Companies Act, we are required to have a compensation committee that consists of members of our board of directors, and the majority of the members must be outside directors. Currently, the chairman of the compensation committee is Katsuyoshi Shinbo, who is an outside director. Other outside directors on the compensation committee are Arthur M. Mitchell, Yoshinobu Tsutsui and Eriko Sakurai. Other directors on the compensation committee are Takeshi Kunibe, the chairman of the board, and Jun Ohta, our president.

Risk committee

In addition to the three statutory committees mentioned above, we have voluntarily established our risk committee. The committee is responsible for on matters relating to environmental and risk awareness, the operation of our risk appetite framework, and the implementation of risk management systems as well as other important matters pertaining to risk management and reporting to the board of directors on these matters.

Corporate executive officers

Under the Companies Act, a company with three statutory committees must have one or more corporate executive officers. We currently have eleven corporate executive officers. All corporate executive officers are elected by our directors at a board of directors meeting. The term of office of a corporate executive officer expires upon conclusion of the first board of directors meeting called after conclusion of the ordinary general meeting of shareholders for the last business year ending within one year from the time of their election. The board of directors shall appoint representative executive officers from among the corporate executive officers.

Our President and Group Chief Executive Officer (“CEO”) executes business affairs in accordance with resolutions adopted by the board of directors. Our deputy presidents and executive officers, senior managing corporate executive officers and managing executive officers assist the President and Group CEO in the management of our day-to-day operations. Our chairman of the board serves as the chairman of and presides over our board of directors. This is done in order to separate the role of our president, whose responsibility is to exercise overall supervision of our business activities and SMBC Group companies, from the role of our chairman.

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

Corporate Governance Practices

For the purpose of protecting the interests of shareholders in general, some Japanese securities exchanges, including the Tokyo Stock Exchange, requires a listed company to have, from amongst its outside directors or outside corporate auditors, at least one independent director or corporate auditor who does not have conflicting interests with shareholders as specified under the rule. All companies on these securities exchanges are required to report the name of such independent director or corporate auditor, which is disclosed to the public. In addition, the Japan’s Corporate Governance Code (“Corporate Governance Code”) formulated by the Tokyo Stock Exchange, which establishes fundamental principles for effective corporate governance at listed companies in Japan and took effect in June 2015, provides that listed companies should appoint at least two independent directors. The independence standard for such independent directors will be determined by the subject listed company taking into consideration the independence standards of the Japanese stock exchanges. In consideration of the Corporate Governance Code, we also established the SMFG Corporate Governance Guideline which provides that one-third or more of the directors, and at least two of them, will be elected as independent outside directors. We designated all seven outside directors as independent directors.

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

6.D.    EMPLOYEES

At March 31, 2019, 2018 and 2017, on a consolidated basis, we had approximately 86,700, 73,000 and 77,200 employees, respectively, including locally hired staff in our foreign offices but excluding temporary employees. We also had an average of approximately 13,100 temporary employees during the fiscal year ended March 31, 2019.

The following tables show our full-time employees at March 31, 2019 on a consolidated basis under Japanese GAAP broken down based on business segment and geographical location:

Percentage of full-time employees at March 31, 2019
Business segment:
Wholesale Business Unit	9%
Retail Business Unit	39
International Business Unit	33
Global Markets Business Unit	1
Head office account and others	18

Total	100%

Percentage of full-time employees at March 31, 2019
Location:
Japan	67%
Americas	3
Europe and Middle East	2
Asia and Oceania	28

Total	100%

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

6.E.    SHARE OWNERSHIP

Shareholdings by Directors and Senior Management

The following table shows the number of shares of our common stock owned by our directors and corporate executive officers at June 27, 2019:

Number of shares owned
Directors and corporate executive officers:
Takeshi Kunibe	53,910
Jun Ohta	21,343
Makoto Takashima	27,566
Haruyuki Nagata	17,213
Toru Nakashima	8,599
Atsuhiko Inoue	18,451
Toru Mikami	1,500
Tetsuya Kubo	8,531
Masayuki Matsumoto	800
Arthur M. Mitchell	400
Shozo Yamazaki	400
Masaharu Kohno	—
Yoshinobu Tsutsui	—
Katsuyoshi Shinbo	800
Eriko Sakurai	1,300
Gotaro Michihiro	18,476
Masahiko Oshima	18,276
Toshikazu Yaku	17,576
Katsunori Tanizaki	16,751
Naoki Tamura	16,763
Hiroshi Munemasa	15,058
Kimio Matsuura	18,398
Shoji Masuda	8,589

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

Compensation Plans Utilizing Restricted Stock

In July 2017, our compensation committee resolved to revise our executive compensation policy and to introduce new stock compensation plans that utilize restricted stock, while discontinuing the issuance of new stock options.

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

The eligible executives for the plans are directors (excluding outside directors), corporate executive officers and executive officers of SMFG, directors (excluding outside directors) and executive officers etc. of SMBC and representative corporate executive officers of certain of our subsidiaries.

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

The following table provides details of the issuance and allotment of new shares under our stock compensation plans:

Date of issue	Issue price	Class and total number of shares issued	Allottees and number of shares to be allotted
July 26, 2017	¥4,372 per share	387,765 shares of common stock of the Company

Directors of SMFG: 7 persons 36,278 shares

Corporate executive officers of SMFG: 4 persons 12,863 shares

Executive officers of SMFG: 27 persons 47,077 shares

Directors of SMBC: 10 persons 71,703 shares

Executive officers, etc. of SMBC: 59 persons 219,844 shares

August 3, 2018	¥4,287 per share	326,330 shares of common stock of the Company

Directors of SMFG : 6 persons 8,388 shares

Corporate executive officers of SMFG: 5 persons 3,852 shares

Executive officers of SMFG: 42 persons 25,544 shares

Directors of SMFG’s subsidiaries: 16 persons 35,289 shares

Executive officers, etc. of SMFG’s subsidiaries: 85 persons 253,257 shares

Employee Stock Ownership Associations

We have employee stock ownership associations in Japan for our and our subsidiaries’ employees. Members of the employee stock ownership associations set aside certain amounts from their monthly salary to purchase our common stock through the relevant employee stock ownership association. The administrator of each association makes open-market purchases of our common stock for the account of the association on a monthly basis. We and our subsidiaries contribute matching funds equivalent to 5% of the amount purchased by the relevant association. At March 31, 2019, none of the employee stock ownership associations held more than 1% of our common stock.

Item 7.	Major Shareholders and Related Party Transactions

7.A.    MAJOR SHAREHOLDERS

Major Shareholders

Our major shareholders, appearing on our register of common shareholders at March 31, 2019, were as follows:

	Number of shares held(2)	Percentage of shares issued(1)(2)
Name:
The Master Trust Bank of Japan, Ltd. (Trust Account)	82,697,100	5.92%
Japan Trustee Services Bank, Ltd. (Trust Account)	82,028,200	5.87%
NATSCUMCO	40,320,314	2.88%
Japan Trustee Services Bank, Ltd. (Trust Account 9)	38,808,100	2.78%
Japan Trustee Services Bank, Ltd. (Trust Account 5)	27,285,700	1.95%
SSBTC CLIENT OMNIBUS ACCOUNT	27,109,403	1.94%
JP MORGAN CHASE BANK 385151	24,345,470	1.74%
JP Morgan Securities Japan Co., Ltd.	22,885,621	1.63%
Japan Trustee Services Bank, Ltd. (Trust Account 7)	22,298,600	1.59%
STATE STREET BANK WEST CLIENT—TREATY 505234	20,483,327	1.46%

(1)	Percentages are calculated based on the total number of shares of common stock then issued, excluding our treasury stock, and have been truncated to the nearest second decimal point.
(2)

On September 25, 2018, Mizuho Securities Co., Ltd. submitted a filing to the Kanto Local Finance Bureau indicating that Mizuho Securities Co., Ltd. and its affiliates held 70,765,251 shares of our common stock, representing 5.06% of our outstanding common stock at September 14, 2018. On February 7, 2019, BlackRock, Inc. filed a Schedule 13G with the SEC, indicating that BlackRock, Inc. and its subsidiaries beneficially held 88,215,852 shares of our common stock, representing 6.3% of our outstanding common stock at December 31, 2018. On April 19, 2019, Sumitomo Mitsui Trust Asset Management Co., Ltd. submitted a filing to the Kanto Local Finance Bureau indicating that Sumitomo Mitsui Trust Asset Management Co., Ltd. and its affiliate held 70,915,700 shares of our common stock, representing 5.07% of our outstanding common stock at April 15, 2019

Our major shareholders do not have different voting rights.

Shareholders in the United States

Because some of our common stock was held by brokers or other nominees, the number of shares held by and the number of beneficiary holders with addresses in the United States is not fully ascertainable. At March 31, 2019, there were 245 record holders of our common stock with addresses in the United States, whose shareholdings represented approximately 19% of our outstanding common stock on that date.

Control of the Company

To our knowledge, we are not directly or indirectly owned or controlled by any another corporation(s), by any foreign government or by any other natural or legal person(s), severally or jointly.

Arrangements for Change in Control of the Company

We know of no arrangements the operation of which may at a later time result in a change of control.

7.B.    RELATED PARTY TRANSACTIONS

We and our banking subsidiaries had, and expect to have in the future, banking transactions and other transactions in the ordinary course of business with our related parties. For the fiscal year ended March 31, 2019, such transactions included, but were not limited to, loans, deposits and guarantees. Furthermore, such transactions were immaterial and were made at prevailing market rates, terms and conditions, and did not involve more than the normal risk of collectibility or present other unfavorable features.

During the fiscal year ended March 31, 2019, none of our directors or corporate executive officers, and none of the close members of their respective families, had any transactions that were material or any transactions that were unusual in their nature or conditions, involving goods, services or tangible or intangible assets, to which we were a party, and no such transactions were proposed at March 31, 2019. During the fiscal year ended March 31, 2019, we made no loans to our directors or corporate executive officers other than those that were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectibility or present other unfavorable features.

7.C.    INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

Item 8.	Financial Information

8.A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Financial Statements

All relevant financial statements are attached hereto. See “Item 18. Financial Statements.” See “Item 5.A. Operating Results—Reconciliation with Japanese GAAP” for a reconciliation of consolidated net profit and total equity for the fiscal year ended March 31, 2019 under IFRS, with those amounts under Japanese GAAP.

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

The following table shows historical aggregate dividend payments per share of our common stock for each of the fiscal years from the fiscal year ended March 31, 2017 through the fiscal year ended March 31, 2019:

	Dividend per share
	Paid(1)	Declared(2)
Fiscal year ended March 31,
2017	¥150	¥150
2018	170	155
2019	180	175

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

Trading Markets for Our Shares

See “Item 9.C. Markets” for information on the stock exchanges on which our common stock is listed.

9.B.    PLAN OF DISTRIBUTION

Not applicable.

9.C.    MARKETS

The primary trading market for our common stock is the Tokyo Stock Exchange (First Section), and our common stock is also listed on the Nagoya Stock Exchange (First Section). Our common stock is quoted under the Securities Code “8316.” Our common stock is not listed on any stock exchange outside of Japan.

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

Provisions Relating to Directors

We have adopted a company with three statutory committees system of corporate governance. The Companies Act requires the board of directors to decide on the execution of operations of a company, including basic management policy, and supervise the execution of duties by corporate executive officers. In addition, the board of directors may delegate decisions on the execution of the operations to corporate executive officers, to the extent permitted by the Companies Act. The Companies Act and our articles of incorporation, bylaws and associated internal rules issued pursuant to the articles provide in summary as follows:

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

Common Stock

General

Under the Act Concerning Book-Entry Transfer of Corporate Bonds, Shares and Other Securities (“Book-Entry Transfer Act”), the shares of all Japanese companies listed on any Japanese stock exchange, including our shares, are subject to a central clearing system of shares of Japanese listed companies.

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

Under our articles of incorporation, the record dates for annual dividends and interim dividends are March 31 and September 30, respectively, in each year. In Japan, both “ex-dividend” date (the date from which purchasers at shares through Japanese stock exchanges will not be entitled to the dividends to be paid to registered shareholders as any record date) and the record date for dividends precede the date of determination of the amount of the dividend to be paid. The price of the shares of common stock generally goes ex-dividend on the second business day prior to the record date. However, in connection with the settlement period of shares listed on any stock exchange in Japan being scheduled to be shortened, the ex-dividend date for any dividend, the record date of which is on or after July 18, 2019 is expected to be changed to the first business day prior to the record date. Under our articles of incorporation, we are not obligated to pay any distributions of surplus to be made in cash which have not been received after five years from the commencement date of those distributions.

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

In March 2005, we issued 70,001 shares of our 1st series Type 6 preferred stock for an aggregate issue price of ¥210 billion. The Type 6 preferred stock was allocated using a third-party allocation of shares at a price of ¥3,000,000 per share, ¥1,500,000 of which was accounted for as stated capital. Sumitomo Life Insurance Company acquired 23,334 shares, Nippon Life Insurance Company acquired 20,000 shares, Mitsui Life Insurance Company, Limited, which was renamed Taiju Life Insurance Company Limited on April 1, 2019, acquired 16,667 shares and Mitsui Sumitomo Insurance Company, Limited acquired 10,000 shares. On April 1, 2011, we acquired and cancelled all of the outstanding 1st series Type 6 preferred stock.

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

At the date of this annual report, Japan has income tax treaties in force, whereby the above-mentioned withholding tax rate is reduced, generally, to 15% for portfolio investors, with, among others, Belgium (until 2019), Canada, Denmark, Finland, Germany, Iceland, Ireland, Italy, Luxembourg, New Zealand, Norway, Singapore and Spain, while the income tax treaties with, among others, Australia, Austria, Belgium (from 2020), France, Hong Kong, the Netherlands, Portugal, Sweden, Switzerland, the United Kingdom and the United States generally reduce the withholding tax rate to 10% for portfolio investors. In addition, under the income tax treaty between Japan and the United States, dividends paid to pension funds which are qualified U.S. residents eligible to enjoy treaty benefits are exempt from Japanese income taxation by way of withholding or otherwise unless the dividends are derived from the carrying on of a business, directly or indirectly, by those pension funds. Under the income tax treaties with the Netherlands, Switzerland and the United Kingdom, similar treatment will be applied to dividends. Under Japanese tax law, any reduced maximum rate applicable under a tax treaty will be available when the maximum rate is below the rate otherwise applicable under Japanese tax law referred to in the preceding paragraph with respect to the dividends to be paid by us on shares of common stock or ADSs. A Nonresident Shareholder of shares of our common stock who is entitled, under any tax treaty, to a reduced rate of Japanese withholding tax, or exemption therefrom, as the case may be, is required to submit an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends (together with any other required forms and documents) in advance, through the withholding agent, to the relevant tax authority before payment of dividends. A standing proxy for a Nonresident Shareholder may provide the application services. See “Item 10.B. Memorandum and Articles of Incorporation—Common Stock—General.” In addition, a simplified special filing procedure is available for Nonresident Shareholders to claim treaty benefits of exemption from or reduction of Japanese withholding tax by submitting a Special Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends of Listed Stocks (together with any other required forms and documents). With respect to ADSs, this reduced rate or exemption will be applicable to Nonresident Shareholders of ADSs if the Depositary or its agent submits two Application Forms (one before payment of dividends and the other within eight months after the record date concerning such payment of dividends), together with certain other documents. To claim this reduced rate or exemption, Nonresident Shareholders of ADSs will be required to file a proof of taxpayer status, residence and beneficial ownership, as applicable, and to provide other information or documents as may be required by the Depositary. A Nonresident Shareholder who is entitled, under any applicable tax treaty, to a reduced rate of Japanese withholding tax below the rate otherwise applicable under Japanese tax law mentioned above, or exemption therefrom, as the case may be, but fails to submit the required application in advance may nevertheless be entitled to claim a refund from the relevant Japanese tax authority of withholding taxes withheld in excess of the rate under an applicable tax treaty (if the Nonresident Shareholder is entitled to a reduced treaty rate under the applicable tax treaty) or the full amount of tax withheld (if the Nonresident Shareholder is entitled to an exemption under the applicable tax treaty), as the case may be, by complying with certain subsequent filing procedures. We do not assume any responsibility to ensure withholding at the reduced treaty rate, or exemption therefrom, for shareholders who would be so eligible under an applicable tax treaty but where the required procedures as stated above are not followed.

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

United States Federal Income Taxation

The following is a discussion of material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a particular person’s decision to hold the shares or ADSs. This discussion does not address U.S. state, local or non-U.S. tax consequences. As used herein, a U.S. Holder is a person that, for U.S. federal income tax purposes, is a beneficial owner of shares or ADSs and is: (1) a citizen or individual resident of the United States; (2) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or (3) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

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

Subject to applicable restrictions and limitations that vary depending upon the U.S. Holder’s circumstances and the discussion above regarding concerns expressed by the U.S. Treasury Japanese taxes withheld from dividends on shares or ADSs (at a rate not exceeding the applicable rate provided by the Treaty in the case of a

U.S. Holder who is eligible for the Treaty’s benefits) will be creditable against the U.S. Holder’s U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to two categories of income, passive income and general income. The rules governing foreign tax credits are complex. Instead of claiming a credit, a U.S. Holder may elect to deduct such Japanese taxes in computing its taxable income, subject to generally applicable limitations. U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits and deductions in their particular circumstances.

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

PFIC Rules

Based upon certain proposed Treasury regulations that are not yet in effect, but are generally proposed to become effective for taxable years beginning after December 31, 1994, we believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended March 31, 2019. However, since proposed Treasury regulations may not be finalized in their current form, and since PFIC status depends upon the composition of our income and assets and the market value of our assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any taxable year during which a U.S. Holder held shares, certain adverse U.S. federal income tax consequences could apply to the U.S. Holder.

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

Certain U.S. Holders who are individuals (or entities closely held by individuals) may be required to report information relating to their ownership of an interest in certain foreign financial assets, including stock of a non-U.S. person, generally on Form 8938, subject to exceptions (including an exception for stock held in a financial account, in which case the account may be reportable if maintained by a non-U.S. financial institution). U.S. Holders should consult their tax advisors regarding their reporting obligations with respect to the shares or ADSs.

10.F.    DIVIDENDS AND PAYING AGENTS

Not applicable.

10.G.    STATEMENT BY EXPERTS

Not applicable.

10.H.    DOCUMENTS ON DISPLAY

We are subject to the reporting requirements of the Securities Exchange Act of 1934. In accordance with these requirements, we file annual reports on Form 20-F and furnish periodic reports on Form 6-K with the SEC.

These materials, including this annual report and the exhibits thereto, may be inspected at a website maintained by the SEC at https://www.sec.gov. Some of the information may also be found on our website at https://www.smfg.co.jp.

10.I.    SUBSIDIARY INFORMATION

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures about Credit, Market and Other Risk

Quantitative and Qualitative Information about Risk Management

Our Approach

We introduced our Risk Appetite Framework (“RAF”) to ensure that risk and return levels are appropriate. RAF is the framework for controlling SMBC group-wide risks, which clarifies the types and levels of risk that we are willing to take on or are prepared to tolerate (risk appetite) in order to grow profits based on an accurate view of the operating environment and the risks. Accordingly, RAF is one of two pivots of our business management alongside business strategy.

Risk Appetite Framework

RAF is the framework for controlling SMBC Group-wide risks, which clarifies the types and levels of risk that we are willing to take on or are prepared to tolerate in order to grow profits (risk appetite). We have defined risk appetites for specific risk categories and have created documents detailing policies with regard to RAF as well as information on specific risk appetites. Individual risk appetites have been established for specific business units or strategies as necessary based on our overall risk appetite.

We have a Risk Appetite Statement that provides a qualitative explanation of our approach to risk taking and risk management for each category: soundness, profitability, liquidity, credit, market, operational and conduct. We also have quantitative measures (i.e. Risk Appetite Measures) that function as benchmarks for risks that we are considering taking and for risk / return.

Operation of Risk Appetite Framework

The process of formulating business strategies and policies for each fiscal year entails setting risk appetites. These risk appetites are set by the Management Committee and the Board of Directors based on consideration of the current and future operating environment, Top Risks that threaten to significantly impact management, and risk analyses (stress testing) that illustrate the impact if a risk should be realized.

The outlooks for the operating environment and risks, including Top Risks, are continuously updated over the course of the fiscal year and the risk appetite situation is monitored regularly. Risk Appetite Measures and business strategies are revised as necessary. Three risk management levels are set for Risk Appetite Measures, which are monitored accordingly.

Comprehensive Risk Management

The risks needing to be managed have been defined as credit risk, market risk, liquidity risk, and operational risk. Appropriate management of these risks is practiced. In addition, SMBC Group companies manage risk in accordance with the characteristics of their particular businesses. These risk categories are continuously reviewed and new ones may be added in response to changes in the operating environment.

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

The selection of Top Risks involves comprehensive screening of risk factors, evaluation of each risk scenario’s possibility of occurrence and potential impact on management, and discussion by the Risk Management Committee and the Management Committee. Top Risks are utilized to enhance risk management by being incorporated into discussions of RAF and the formulation of business strategies and into the creation of risk scenarios for stress testing.

Stress Testing

We use stress testing for the development and implementation of forward-looking business strategies, seeking to analyze and comprehend the impact on our businesses of changes in economic or market conditions.

In our stress testing, we formulate multiple risk scenarios based on the aforementioned Top Risks, discussions with experts and related departments, and macroeconomic indicators such as GDP, stock prices, interest rates, and foreign exchange rates.

When developing business strategies, we formulate scenarios assuming stressed business environments such as serious economic recessions and market disruption to assess risk-taking capabilities at the SMBC Group and verify whether adequate soundness can be maintained under stress.

In addition, we conduct detailed stress testing of credit risk, market risk, and liquidity risk, based on which we develop and revise strategies for risk taking.

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

In line with these basic policies for risk management, the functions for managing major risks are consolidated within the Risk Management Unit, which is independent from business units. In addition, the Internal Audit Dept. conducts internal audits on the status of risk management to verify that risk is appropriately managed.

Risk management systems are in place at individual SMBC Group companies that have been established based on the characteristics of their particular businesses and in accordance with the basic policies. Furthermore, we are strengthening SMBC Group-wide risk management systems through the Group CRO Committee, which consists of the Group CRO and risk management representatives from strategically important SMBC Group companies.

Three Lines of Defense

The Basel Committee on Banking Supervision’s “Corporate governance principles for banks” recommends “three lines of defense” as a framework for risk management and governance. Based on this framework, we have defined our three lines of defense with the aim of achieving more effective and stronger risk management and compliance systems through the clarification of roles and responsibilities.

Our three lines of defense are as follows:

First Line. The business units shall be risk owners concerning their operations and shall be responsible for the following in accordance with the basic principles provided by Second Line.

•	Identification and evaluation of risks encountered in the business activities

•	Implementation of measures for minimizing and controlling risks

•	Monitoring of risks and reporting within First Line and to Second Line

•	Creation and fostering of a sound risk culture

Second Line. The Risk Management and Compliance Departments shall assume the following functions and responsibilities in order to manage the risk management and compliance systems.

•	Drafting and development of basic principles and frameworks concerning risk management and compliance

•	Oversight, monitoring, and development of training programs for First Line

Third Line. Independent from First Line and Second Line, the Internal Audit Dept. shall assess and verify the effectiveness and appropriateness of risk management and compliance systems managed and operated by First Line and Second Line, and report these results to the Audit Committee and the Management Committee. The Department shall provide recommendations regarding identified issues or problems.

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

Additionally, the Asset Liability Management (“ALM”) Committee meets on a quarterly basis to examine reports on the state of market and liquidity risk management and to discuss our ALM operation policies. Furthermore, SMBC’s ALM Committee meets on a monthly basis to examine reports on the state of observance of SMBC’s limits on market and liquidity risks and to discuss SMBC’s ALM operations.

Under the SMBC Group’s internal audit system, internal audits are also periodically performed to verify that the risk management framework is functioning properly.

Market Risk Management Methods

Market Risk Management Process

We manage market risk derived from trading activities and non-trading activities, including strategic shareholding investments and other transactions within the risk capital limit, which is determined by taking into account our shareholders’ equity and other principal indicators of our financial position. We also establish an upper limit on VaR and losses within the risk capital limits.

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

Market Risk Measurement Techniques—Value at Risk

The principal SMBC Group companies’ internal VaR model makes use of historical data to prepare scenarios for market fluctuations and, by conducting simulations of gains and losses on a net position basis, the model estimates the maximum losses that may occur. The VaR calculation method we employ for both trading and non-trading activities is based mainly on the following:

•	the historical simulation method;

•	a one-sided confidence interval of 99.0%;

•	a one-day holding period (a one-year holding period for the strategic shareholding investment portfolio); and

•	an observation period of four years (ten years for the strategic shareholding investment portfolio).

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

Non-trading Activities

The market risk for non-trading activity arises principally from the interest rate risk of our ALM operations, or banking, including loans, debt investment securities, deposits, and long- and short-term borrowings, and from the equity risk of our strategic shareholding investments. ALM operations are regularly reviewed and discussed by the ALM Committee so as not to be heavily exposed to market fluctuations. Strategic shareholding investment is a portfolio that consists principally of publicly traded Japanese equities. This portfolio, like that of other financial institutions in Japan, has historically included shares of our customers.

VaR Summary for the Fiscal Years Ended March 31, 2019 and 2018

The following tables show our VaR by risk category and these figures are prepared based on the internal reporting provided to management.

Our material market risk exposure categories consist of interest rate risk, foreign exchange risk, equities and commodities risk and others. The section headed “VaR for Trading Activity” shows our VaR for instruments entered into for trading purposes and the VaR model for the trading book includes principal consolidated subsidiaries. The section headed “VaR for Non-Trading Activity” shows our VaR for instruments entered into for purposes other than trading purposes. “Strategic Shareholding Investment” in the “VaR for Non-Trading Activity” section is a portfolio that consists principally of publicly traded Japanese equities. This portfolio, like that of other financial institutions in Japan, has historically included shares of our customers.

VaR for Trading Activity

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the fiscal year ended March 31, 2019:
SMBC Consolidated
Maximum	¥5.7	¥6.2	¥3.2	¥4.6	¥13.5
Minimum	2.3	3.0	0.0	3.0	5.7
Daily average	4.0	4.1	0.8	3.8	7.6
At March 31, 2019	4.5	4.7	0.1	3.8	6.6

SMFG Consolidated
Maximum	¥19.0	¥6.9	¥17.1	¥4.6	¥33.0
Minimum	8.5	3.2	1.7	3.0	14.7
Daily average	12.8	4.4	3.9	3.8	19.7
At March 31, 2019	10.5	5.1	3.9	3.8	16.4

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the fiscal year ended March 31, 2018:
SMBC Consolidated
Maximum	¥3.2	¥4.3	¥3.9	¥3.6	¥11.2
Minimum	1.3	1.2	0.0	1.4	3.5
Daily average	2.1	2.4	1.5	2.3	7.2
At March 31, 2018	2.6	3.6	0.0	3.2	8.1

SMFG Consolidated
Maximum	¥30.9	¥5.0	¥11.4	¥3.6	¥39.5
Minimum	6.7	1.5	4.3	1.4	14.5
Daily average	12.3	3.0	6.3	2.3	22.1
At March 31, 2018	11.3	4.3	4.3	3.2	21.5

(1)

Total for “Maximum,” “Minimum,” and “Daily average” represent the maximum, minimum and daily average of the total of the trading book. For certain subsidiaries, we employ the standardized method and/or the historical simulation method for the VaR calculation method.

VaR for Non-trading Activity

•	Banking

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the fiscal year ended March 31, 2019:
SMBC Consolidated
Maximum	¥37.4	¥0.0	¥33.7	¥0.0	¥48.4
Minimum	27.4	0.0	17.8	0.0	36.0
Daily average	31.1	0.0	24.3	0.0	40.4
At March 31, 2019	37.2	0.0	19.8	0.0	43.9

SMFG Consolidated
Maximum	¥38.4	¥0.0	¥33.7	¥0.0	¥50.6
Minimum	28.4	0.0	17.8	0.0	37.0
Daily average	33.0	0.0	24.3	0.0	42.3
At March 31, 2019	38.2	0.0	19.8	0.0	44.8

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the fiscal year ended March 31, 2018:
SMBC Consolidated
Maximum	¥31.5	¥0.0	¥39.9	¥0.0	¥54.5
Minimum	25.2	0.0	21.5	0.0	38.0
Daily average	27.4	0.0	30.4	0.0	44.4
At March 31, 2018	31.3	0.0	28.1	0.0	45.7

SMFG Consolidated
Maximum	¥34.0	¥0.0	¥39.9	¥0.0	¥57.0
Minimum	27.8	0.0	21.6	0.0	40.8
Daily average	30.2	0.0	30.5	0.0	47.2
At March 31, 2018	33.7	0.0	28.1	0.0	48.2

(1)	Total for “Maximum,” “Minimum,” and “Daily average” represent the maximum, minimum and daily average of the total of the banking book.

•	Strategic Shareholding Investment

Equities risk
(In billions)
For the fiscal year ended March 31, 2019:
SMBC Consolidated
Maximum	¥1,430.4
Minimum	980.0
Daily average	1,246.6
At March 31, 2019	1,006.3

SMFG Consolidated
Maximum	¥1,622.5
Minimum	1,114.8
Daily average	1,414.6
At March 31, 2019	1,156.0

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

Based on the standards for interest rate risk in the banking book issued by the BCBS in April 2016, the FSA revised the related regulatory guidelines pertaining to monitoring of interest rate risks in the banking book in December 2017. The revised disclosure requirements with respect to the changes in economic value of equity (“ΔEVE”) and changes in net interest income (“ΔNII”) in the banking book as a result of interest rate shocks have been applied from March 31, 2018. The tables below present ΔEVE and ΔNII of SMBC and SMFG on a consolidated basis at March 31, 2019 and 2018, respectively.

ΔEVE is defined as a decline in economic value as a result of an interest rate shock. It is calculated by multiplying the interest rate sensitivity (excluding credit spread) and interest rate change. The FSA implements a “materiality test” to identify banks taking excessive interest rate risks. Under the materiality test, the FSA monitors the ratio of ΔEVE to Tier 1 capital based on a set of prescribed interest rate shock scenarios. The threshold applied by the FSA is 15% and the ratios for SMBC on a consolidated basis at March 31, 2019 and 2018 were 7.8% and 4.8%, respectively and those for SMFG on a consolidated basis at March 31, 2019 and 2018 were 6.8% and 4.2%, respectively.

ΔNII is defined as a decline in interest income over a rolling 12-month period as a result of an interest rate shock. It is calculated assuming a constant balance sheet over a forward-looking rolling 12-month period.

	At March 31, 2019		At March 31, 2018
	ΔEVE	ΔNII	ΔEVE	ΔNII
	(In billions)
SMBC Consolidated
Parallel shock up	¥724.7	¥(252.3)	¥450.8	¥(283.2)
Parallel shock down	1.2	405.1	0.0	433.6
Steepener shock	343.9	—	234.6	—
Flattener shock	18.3	—	14.5	—
Short rate shock up	151.1	—	69.9	—
Short rate shock down	1.1	—	0.2	—
Maximum	724.7	405.1	450.8	433.6

	At March 31, 2019	At March 31, 2018
	(In billions)
Tier 1 Capital	¥9,300.8	¥9,423.7

	At March 31, 2019		At March 31, 2018
	ΔEVE	ΔNII	ΔEVE	ΔNII
	(In billions)
SMFG Consolidated
Parallel shock up	¥724.7	¥(252.3)	¥450.8	¥(283.2)
Parallel shock down	1.2	405.1	0.0	433.6
Steepener shock	343.9	—	234.6	—
Flattener shock	18.3	—	14.5	—
Short rate shock up	151.1	—	69.9	—
Short rate shock down	1.1	—	0.2	—
Maximum	724.7	405.1	450.8	433.6

	At March 31, 2019	At March 31, 2018
	(In billions)
Tier 1 Capital	¥10,727.2	¥10,610.2

Note:

ΔEVE and ΔNII are calculated by currency and the results are aggregated across the various currencies. For ΔNII, only Japanese yen and U.S. dollars are included in the calculation. These are the material currencies where interest rate sensitive assets and liabilities are more than 5% of total assets and liabilities.

Foreign Exchange Risk

The principal SMBC Group companies set risk limits for each currency to manage the concentration of the foreign currency position. The foreign exchange risk is immaterial as shown above in VaR by risk category.

Strategic Shareholding Investment Risk

We establish limits on allowable risk for strategic shareholding investments, and monitor the observance of those limits to keep stock price fluctuation risk within acceptable parameters. We have been reducing our strategic shareholding investments, and the balance is within a permitted level, which is less than 100% of our consolidated Tier 1 Capital. See “Item 4.B. Business Overview—Regulations in Japan—Regulations for Stabilizing the Financial System—Restriction on Aggregate Shareholdings by a Bank.”

Liquidity Risk Management Methods

We regard liquidity risk as one of the major risks. Our liquidity risk management is based on a framework consisting of setting Risk Appetite Measures and establishing contingency plans.

The Risk Appetite Measures are measures for selecting the types and levels of risk that we are willing to take on or tolerate. As the level of liquidity risk is evaluated based on cash flow and balance sheet conditions, Risk Appetite Measures have been set for both of these areas. These measures include the Liquidity Coverage Ratio, a liquidity regulation, as well as a measure of the periods for which it will be possible to maintain funding levels even under stress due to deposit outflows or other factors, and the ratio which shows how much the stable funding covers the funding for loans and other assets.

The tolerated levels of risk are set based on account funding status, cash management planning, economic environments and other factors, and measures are monitored on a daily or monthly basis in order to limit reliance on short-term funding and appropriately manage liquidity.

As a framework to complement the Risk Appetite Measures, upper limits are set in place on both an SMBC Group company basis and individual branch basis with regard to funding gaps, which is defined as a maturity mismatch between the source of funds and use of funds.

Furthermore, contingency plans are established in preparation for emergency situations. These plans contain information on chains of command and lines of reporting as well as detailed action plans depending on the existing situation (i.e., normal, concerned, or crisis). Meanwhile, SMBC carries out quantitative management of alert indications based on early warning indicators established to assist the bank in promptly and systematically detecting liquidity risks.

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

System risk is the risk arising from nonconformity to the business strategies, inappropriate technologies applied, changes to the development plan and delay in development when building an information system, and the risk of loss incurred due to the breakdown including those caused by cyberattack, malfunction, deficiency or unauthorized use (unauthorized alteration, destruction, duplication and leakage of the information). We have set the following as basic principles: recognizing information systems as an essential part of management strategy taking into account advances in IT, minimizing system risk by drafting regulations and specific management standards, (including a security policy) and establishing contingency plans to minimize losses if a system risk materializes.

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

Citibank, N.A., as depositary, has agreed to reimburse the Company for certain expenses the Company incurs in connection with its ADR program, subject to certain ceilings. During the fiscal year ended March 31, 2019, we received $325,006.76 as reimbursement for such expenses.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including Jun Ohta, our President and Group Chief Executive Officer, and Toru Nakashima, our Senior Managing Corporate Executive Officer and Group Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) at March 31, 2019. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable, not absolute, assurance of achieving their control objectives. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based upon the evaluation referred to above, Mr. Ohta and Mr. Nakashima concluded that the design and operation of our disclosure controls and procedures at March 31, 2019 were effective to provide reasonable assurance that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

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

Our management evaluated the effectiveness of our internal control over financial reporting at March 31, 2019 based on the criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the evaluation, management has concluded that we maintained effective internal control over financial reporting at March 31, 2019.

The effectiveness of our internal control over financial reporting at March 31, 2019 has been audited by KPMG AZSA, our independent registered public accounting firm, as stated in their report appearing on page F-4.

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

There were no material changes to our internal compliance rules during the fiscal year ended March 31, 2019. No waivers of the business ethics and compliance manual have been granted to any of our directors, officers or other employees, during the fiscal year ended March 31, 2019.

Item 16C.	Principal Accountant Fees and Services

Fees for Services Provided by KPMG AZSA and its Affiliates

The aggregate fees billed by KPMG AZSA, our independent registered public accounting firm, and its affiliates, for the fiscal years ended March 31, 2019 and 2018 are presented in the following table:

	For the fiscal year ended March 31,
	2019	2018
	(In millions)
Audit fees(1)	¥5,392	¥5,275
Audit-related fees(2)	251	227
Tax fees(3)	104	190
All other fees(4)	33	90

Total	¥5,780	¥5,782

(1)

Audit fees primarily include fees for the audit of our and our subsidiaries’ annual financial statements and fees for the services that are normally provided in connection with our statutory and regulatory filings.

(2)	Audit-related fees primarily include fees for attestation and related services that are not reported under audit fees.
(3)	Tax fees primarily include fees for tax compliance, assistance with preparation of tax return filings and tax advisory services.
(4)	All other fees include fees for advisory services in relation to the research for the practices of internal audit function among overseas financial institutions.

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

Fees approved pursuant to the procedures described in paragraph 2-01(c)(7)(i)(C) of Regulation S-X, which provides for an exception to the general requirement for pre-approval in certain circumstances, were none for the fiscal years ended March 31, 2019 and 2018.

Item 16D.	Exemptions from the Listing Standards for the Audit Committee

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth purchases of our common stock by us and our affiliated purchasers during the fiscal year ended March 31, 2019:

	Total number of shares purchased(1)	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs(2)	Maximum number of shares that may yet be purchased under the plans or programs(2)
April 1 to April 30, 2018	1,276	¥4,469	—	—
May 1 to May 31, 2018	5,370,292	4,643	5,368,500	14,631,500
June 1 to June 30, 2018	10,000,855	4,508	9,999,800	4,631,700
July 1 to July 31, 2018	2,344	4,313	—	—
August 1 to August 31, 2018	2,466	4,425	—	—
September 1 to September 30, 2018	1,997	4,422	—	—
October 1 to October 31, 2018	2,336	4,544	—	—
November 1 to November 30, 2018	1,507	4,355	—	—
December 1 to December 31, 2018	2,220	3,974	—	—
January 1 to January 31, 2019	1,713	3,792	—	—
February 1 to February 28, 2019	1,682	3,997	—	—
March 1 to March 31, 2019	1,840	3,942	—	—

Total	15,390,528	¥4,555	15,368,300	—

(1)

A total of 22,228 shares were purchased other than through a publicly announced plan or program during the fiscal year ended March 31, 2019, due to our purchases of shares constituting less than one unit from registered holders of such shares at the current market prices of those shares.

(2)

On May 14, 2018, we announced that our board of directors resolved to repurchase shares of our common stock and cancel all the repurchased shares. The resolution authorized the repurchase of up to the lesser of (i) an aggregate of 20,000,000 shares of our common stock and (ii) an aggregate of ¥70 billion between May 15, 2018 and July 31, 2018. On June 19, 2018, we completed the repurchase, acquiring 15,368,300 shares of our common stock for ¥70 billion in aggregate. We cancelled all of the repurchased shares on August 20, 2018.

On May 15, 2019, the Company’s board of directors resolved to repurchase shares of its common stock and cancel all the repurchased shares. The resolution authorized the repurchase of up to the lesser of (i) an aggregate of 32,000,000 shares of its common stock and (ii) an aggregate of ¥100 billion between May 16, 2019 and August 30, 2019. The cancellation of the repurchased shares is scheduled on September 20, 2019. During May 2019, the Company entered into contracts to repurchase 5,922,400 shares of common stock for ¥23 billion in aggregate.

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

Under the Companies Act, we are required to have a corporate governance system with (i) a board of corporate auditors, (ii) an audit and supervisory committee, or (iii) three statutory committees: a nominating committee, an audit committee and a compensation committee. We have adopted a company with three statutory committees system of corporate governance.

Foreign private issuers listed on the NYSE are required to provide to their U.S. investors a brief, general summary of the significant differences of corporate governance practices that differ from U.S. companies under NYSE listing standards. The following is a summary of the significant ways in which our corporate governance practices differ from NYSE standards followed by U.S. companies:

•

U.S. companies listed on the NYSE are required to have a majority of directors that meet the independence requirements under Section 303A of the NYSE’s Listed Company Manual. Under the Companies Act, we are required to have three statutory committees consisting of members of our board of directors, of which the majority must be outside directors. Currently, seven of our fifteen directors are outside directors who meet the requirements under the Companies Act.

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

•

A NYSE-listed U.S. company must adopt corporate governance guidelines and must post the guidelines on its website. While we are not required to adopt such guidelines under Japanese law, the rules of the stock exchanges in Japan on which we are listed, including the Tokyo Stock Exchange, require listed companies, including us, to comply with the principles of the Corporate Governance Code established by those stock exchanges and, in cases of noncompliance with some or all of the principles, to disclose the reasons for such noncompliance. We established the SMFG Corporate Governance Guideline, in consideration of the Corporate Governance Code, to present our basic views and guidelines on corporate governance and improve our corporate governance system. The SMFG Corporate Governance Guideline is available on our website at https://www.smfg.co.jp.

•

A NYSE-listed U.S. company must hold regularly scheduled executive sessions where participants are limited to non-management directors. While we are not required to hold such sessions under the Companies Act, the SMFG Corporate Governance Guideline provides that our outside directors, who are neither executive directors, executive corporate officers or employees, will endeavor to exchange information and develop a shared awareness among them regarding matters relating to the corporate governance and business of SMBC Group from an independent and objective standpoint. The SMFG Corporate Governance Guideline further provides, as a concrete way of exchanging information and developing this shared awareness, that outside directors may hold meetings that only outside directors may attend, as necessary.

•

A NYSE-listed U.S. company must generally obtain shareholder approval with respect to any equity compensation plan, subject to limited exemptions. Under the Companies Act, companies with three statutory committees such as us are not required to obtain shareholder approval with respect to equity compensation plans. In this case, the compensation committee is required to establish policies in regard to the determination of the compensation of the directors and corporate executive officers, including stock compensation plans that utilize restricted stock, and determines the compensation of the individual directors and corporate executive officers in accordance with such policies. For details of the equity compensation plan introduced by us, see “Item 6.E. Share Ownership.”

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

We have responded to Item 18 in lieu of this item.

Item 18.	Financial Statements

The information required by this item is set forth in our consolidated financial statements starting on page F-1 of this annual report.

Item 19.	Exhibits

We have filed the following documents as exhibits to this document:

Exhibit 1.1	Articles of Incorporation of Sumitomo Mitsui Financial Group, Inc., as amended on June 29, 2017, incorporated by reference from our annual report on Form 20-F (Commission file number 001-34919) filed on June 29, 2017

Exhibit 1.2	Regulations of the Board of Directors of Sumitomo Mitsui Financial Group, Inc., as amended on June 29, 2017, incorporated by reference from our annual report on Form 20-F (Commission file number 001-34919) filed on June 29, 2017

Exhibit 1.3	Share Handling Regulations of Sumitomo Mitsui Financial Group, Inc., as amended on June 29, 2017, incorporated by reference from our annual report on Form 20-F (Commission file number 001-34919) filed on June 29, 2017

Exhibit 2.1	Form of Deposit Agreement among the registrant, Citibank, N.A., as Depositary, and all owners and holders from time to time of American Depositary Shares issued thereunder, incorporated by reference from our registration statement on Form 20-F (Commission file number 001-34919) filed on October 20, 2010

Exhibit 2.2	Description of our common stock, incorporated by reference from “Item 10.B Memorandum and Articles of Incorporation” of this annual report

Exhibit 2.3	Description of our American Depositary Shares, incorporated by reference from “Item 12.D American Depositary Shares” of our registration statement on Form 20-F (Commission file number 001-34919) filed on October 20, 2010

Exhibit 8	List of subsidiaries of Sumitomo Mitsui Financial Group, Inc., at March 31, 2019

Exhibit 11	Code of Ethics of Sumitomo Mitsui Financial Group, Inc., as amended on June 22, 2018, incorporated by reference from our annual report on Form 20-F (Commission File number 001-34919) filed on June 28, 2018

Exhibit 12.1	CEO Certification Required by Rule 13a-14(a) (17 CFR 240.13a-14(a))

Exhibit 12.2	CFO Certification Required by Rule 13a-14(a) (17 CFR 240.13a-14(a))

Exhibit 13.1	Certification Required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

Exhibit 13.2	Certification Required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

Exhibit 15.1	Consent of Independent Registered Public Accounting Firm

Exhibit 101. INS	XBRL Instance Document

Exhibit 101. SCH	XBRL Taxonomy Extension Schema

Exhibit 101. CAL	XBRL Taxonomy Extension Calculation Linkbase

Exhibit 101. DEF	XBRL Taxonomy Extension Definition Linkbase

Exhibit 101. LAB	XBRL Taxonomy Extension Label Linkbase

Exhibit 101. PRE	XBRL Taxonomy Extension Presentation Linkbase

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

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Ohta
	Name:	Jun Ohta
	Title:	President and Group Chief Executive Officer

Date: June 27, 2019

SELECTED STATISTICAL DATA

I.	Distribution of Assets, Liabilities and Equity; Interest Rates and Interest Differential

Average Statements of Financial Positions, Interest and Average Rates

The following tables show the average balances of our statement of financial positions items and related interest and average interest rates for the fiscal years ended March 31, 2019, 2018 and 2017. Average balances are generally based on a daily average. Weekly, month-end or quarter-end averages are used for certain average balances where it is not practical to obtain the applicable daily averages. The average balances determined by such methods are considered to be representative of our operations. The allocation of amounts between domestic and foreign is based on the location of the office.

	For the fiscal year ended March 31,
	2019			2018			2017
	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate
	(In millions, except percentages)
Interest-earning assets:
Interest-earning deposits with other banks:
Domestic offices	¥ 997,310	¥ 3,573	0.36%	¥ 848,242	¥ 4,536	0.53%	¥ 762,460	¥ 4,099	0.54%
Foreign offices	4,696,278	100,225	2.13%	4,873,905	73,681	1.51%	4,617,409	41,671	0.90%

Total	5,693,588	103,798	1.82%	5,722,147	78,217	1.37%	5,379,869	45,770	0.85%

Call loans and bills bought, reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	8,829,374	14,879	0.17%	8,201,699	14,975	0.18%	7,519,895	12,618	0.17%
Foreign offices	3,138,663	39,908	1.27%	2,952,589	44,408	1.50%	2,313,426	29,048	1.26%

Total	11,968,037	54,787	0.46%	11,154,288	59,383	0.53%	9,833,321	41,666	0.42%

Trading assets(1) and financial assets at fair value through profit or loss(2):
Domestic offices	4,110,955	20,240	0.49%	4,130,209	1,920	0.05%	4,417,478	8,751	0.20%
Foreign offices	367,638	6,178	1.68%	176,888	2,857	1.62%	119,777	1,869	1.56%

Total	4,478,593	26,418	0.59%	4,307,097	4,777	0.11%	4,537,255	10,620	0.23%

Investment securities(3):
Domestic offices	8,977,937	65,854	0.73%	10,584,200	47,297	0.45%	9,287,257	48,317	0.52%
Foreign offices	4,258,283	87,061	2.04%	3,406,370	54,998	1.61%	2,945,084	39,031	1.33%

Total	13,236,220	152,915	1.16%	13,990,570	102,295	0.73%	12,232,341	87,348	0.71%

Loans and advances(4):
Domestic offices	60,973,779	1,007,977	1.65%	68,551,116	1,093,584	1.60%	66,948,344	1,082,058	1.62%
Foreign offices	29,646,844	1,086,873	3.67%	28,121,904	810,591	2.88%	25,298,515	643,419	2.54%

Total	90,620,623	2,094,850	2.31%	96,673,020	1,904,175	1.97%	92,246,859	1,725,477	1.87%

Total interest-earning assets:
Domestic offices	83,889,355	1,112,523	1.33%	92,315,466	1,162,312	1.26%	88,935,434	1,155,843	1.30%
Foreign offices	42,107,706	1,320,245	3.14%	39,531,656	986,535	2.50%	35,294,211	755,038	2.14%

Total	125,997,061	¥2,432,768	1.93%	131,847,122	¥2,148,847	1.63%	124,229,645	¥1,910,881	1.54%

Non-interest-earning assets:
Cash and due from banks	49,068,465			47,107,953			37,551,682
Other non-interest-earning assets	19,893,981			21,130,470			20,498,864
Allowance for loan losses	(644,019)			(653,162)			(676,296)

Total non-interest-earning assets	68,318,427			67,585,261			57,374,250

Total assets	¥194,315,488			¥199,432,383			¥181,603,895

Total assets attributable to foreign offices	25.5%			23.9%			23.4%

	For the fiscal year ended March 31,
	2019			2018			2017
	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate
	(In millions, except percentages)
Interest-bearing liabilities:
Deposits:
Domestic offices	¥ 83,791,727	¥ 59,234	0.07%	¥ 87,138,742	¥ 44,941	0.05%	¥ 82,738,015	¥ 35,881	0.04%
Foreign offices	27,283,476	542,131	1.99%	25,413,734	337,812	1.33%	23,383,002	213,147	0.91%

Total	111,075,203	601,365	0.54%	112,552,476	382,753	0.34%	106,121,017	249,028	0.23%

Call money and bills sold, repurchase agreements and cash collateral on securities lent and other interest-bearing liabilities:
Domestic offices	8,115,332	39,636	0.49%	10,964,003	17,600	0.16%	7,848,363	6,287	0.08%
Foreign offices	4,610,162	97,606	2.12%	5,030,541	53,646	1.07%	3,704,286	20,251	0.55%

Total	12,725,494	137,242	1.08%	15,994,544	71,246	0.45%	11,552,649	26,538	0.23%

Trading liabilities(1):
Domestic offices	1,764,784	23,772	1.35%	2,038,711	6,086	0.30%	2,015,061	10,839	0.54%
Foreign offices	106,563	2,770	2.60%	77,691	1,922	2.47%	52,065	616	1.18%

Total	1,871,347	26,542	1.42%	2,116,402	8,008	0.38%	2,067,126	11,455	0.55%

Borrowings:
Domestic offices	10,787,234	73,299	0.68%	11,331,752	61,460	0.54%	8,113,368	58,772	0.72%
Foreign offices	977,662	33,934	3.47%	983,616	27,736	2.82%	847,353	21,063	2.49%

Total	11,764,896	107,233	0.91%	12,315,368	89,196	0.72%	8,960,721	79,835	0.89%

Debt securities in issue:
Domestic offices	9,880,220	203,423	2.06%	9,298,368	166,769	1.79%	8,320,124	130,613	1.57%
Foreign offices	2,698,608	52,612	1.95%	2,180,438	24,005	1.10%	2,193,406	16,324	0.74%

Total	12,578,828	256,035	2.04%	11,478,806	190,774	1.66%	10,513,530	146,937	1.40%

Total interest-bearing liabilities:
Domestic offices	114,339,297	399,364	0.35%	120,771,576	296,856	0.25%	109,034,931	242,392	0.22%
Foreign offices	35,676,471	729,053	2.04%	33,686,020	445,121	1.32%	30,180,112	271,401	0.90%

Total	150,015,768	¥1,128,417	0.75%	154,457,596	¥ 741,977	0.48%	139,215,043	¥ 513,793	0.37%

Non-interest-bearing liabilities:
Non-interest-bearing demand deposits	21,058,921			19,997,470			17,736,696
Other non-interest-bearing liabilities	11,429,942			11,490,957			12,230,267

Total non-interest-bearing liabilities	32,488,863			31,488,427			29,966,963

Total equity	11,810,857			13,486,360			12,421,889

Total equity and liabilities	¥194,315,488			¥199,432,383			¥181,603,895

Total liabilities attributable to foreign offices	21.8%			20.2%			20.2%
Net interest income and interest rate spread		¥1,304,351	1.18%		¥1,406,870	1.15%		¥1,397,088	1.17%

Net interest income as a percentage of total interest-earning assets			1.04%			1.07%			1.12%

(1)	The net amount of interest income on trading assets and interest expense on trading liabilities is reported as net trading income in our consolidated income statement.
(2)	Interest income on financial assets at fair value through profit or loss is reported in net income from financial assets at fair value through profit or loss in our consolidated income statement.
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

Analysis of Net Interest Income

The following tables show the changes to our net interest income attributable to changes in the volume and changes in the rates for the fiscal year ended March 31, 2019 compared to the fiscal year ended March 31, 2018 and for the fiscal year ended March 31, 2018 compared to the fiscal year ended March 31, 2017.

Changes attributable to the combined impact of changes in the rates and the volume have been allocated proportionately to the changes in the volume and changes in the rates.

	Fiscal year ended March 31, 2019 compared to fiscal year ended March 31, 2018 Increase / (decrease)			Fiscal year ended March 31, 2018 compared to fiscal year ended March 31, 2017 Increase / (decrease)
	Volume	Rate	Net change	Volume	Rate	Net change
	(In millions)
Interest income:
Interest-earning deposits with other banks:
Domestic offices	¥700	¥(1,663)	¥(963)	¥456	¥(19)	¥437
Foreign offices	(2,772)	29,316	26,544	2,427	29,583	32,010

Total	(2,072)	27,653	25,581	2,883	29,564	32,447

Call loans and bills bought, reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	1,093	(1,189)	(96)	1,200	1,157	2,357
Foreign offices	2,666	(7,166)	(4,500)	8,961	6,399	15,360

Total	3,759	(8,355)	(4,596)	10,161	7,556	17,717

Trading assets(1) and financial assets at fair value through profit or loss(2):
Domestic offices	(10)	18,330	18,320	(540)	(6,291)	(6,831)
Foreign offices	3,201	120	3,321	923	65	988

Total	3,191	18,450	21,641	383	(6,226)	(5,843)

Investment securities:
Domestic offices	(8,110)	26,667	18,557	6,282	(7,302)	(1,020)
Foreign offices	15,487	16,576	32,063	6,686	9,281	15,967

Total	7,377	43,243	50,620	12,968	1,979	14,947

Loans and advances:
Domestic offices	(124,191)	38,584	(85,607)	25,753	(14,227)	11,526
Foreign offices	45,907	230,375	276,282	76,079	91,093	167,172

Total	(78,284)	268,959	190,675	101,832	76,866	178,698

Total interest income:
Domestic offices	(130,518)	80,729	(49,789)	33,151	(26,682)	6,469
Foreign offices	64,489	269,221	333,710	95,076	136,421	231,497

Total	¥(66,029)	¥349,950	¥283,921	¥128,227	¥109,739	¥237,966

	Fiscal year ended March 31, 2019 compared to fiscal year ended March 31, 2018 Increase / (decrease)			Fiscal year ended March 31, 2018 compared to fiscal year ended March 31, 2017 Increase / (decrease)
	Volume	Rate	Net change	Volume	Rate	Net change
	(In millions)
Interest expense:
Deposits:
Domestic offices	¥(1,732)	¥16,025	¥14,293	¥1,837	¥7,223	¥9,060
Foreign offices	26,461	177,858	204,319	19,830	104,835	124,665

Total	24,729	193,883	218,612	21,667	112,058	133,725

Call money and bills sold, repurchase agreements and cash collateral on securities lent and other interest-bearing liabilities:
Domestic offices	(5,610)	27,646	22,036	3,201	8,112	11,313
Foreign offices	(4,844)	48,804	43,960	9,189	24,206	33,395

Total	(10,454)	76,450	65,996	12,390	32,318	44,708

Trading liabilities(1):
Domestic offices	(928)	18,614	17,686	126	(4,879)	(4,753)
Foreign offices	746	102	848	405	901	1,306

Total	(182)	18,716	18,534	531	(3,978)	(3,447)

Borrowings:
Domestic offices	(3,060)	14,899	11,839	19,619	(16,931)	2,688
Foreign offices	(169)	6,367	6,198	3,639	3,034	6,673

Total	(3,229)	21,266	18,037	23,258	(13,897)	9,361

Debt securities in issue:
Domestic offices	10,876	25,778	36,654	16,340	19,816	36,156
Foreign offices	6,736	21,871	28,607	(97)	7,778	7,681

Total	17,612	47,649	65,261	16,243	27,594	43,837

Total interest expense:
Domestic offices	(454)	102,962	102,508	41,123	13,341	54,464
Foreign offices	28,930	255,002	283,932	32,966	140,754	173,720

Total	¥28,476	¥357,964	¥386,440	¥74,089	¥154,095	¥228,184

Net interest income:
Domestic offices	¥(130,064)	¥(22,233)	¥(152,297)	¥(7,972)	¥(40,023)	¥(47,995)
Foreign offices	35,559	14,219	49,778	62,110	(4,333)	57,777

Total	¥(94,505)	¥(8,014)	¥(102,519)	¥54,138	¥(44,356)	¥9,782

(1)	The net amount of interest income on trading assets and interest expense on trading liabilities is reported as net trading income in our consolidated income statement.
(2)	Interest income on financial assets at fair value through profit or loss is reported in net income from financial assets at fair value through profit or loss in our consolidated income statement.

II.	Investment Portfolio

The information as to the value of debt instruments at amortized cost and debt instruments at fair value through other comprehensive income at March 31, 2019, and held-to-maturity investments and available-for-sale financial assets at March 31, 2018 and 2017 is presented on “Item 5.A. Operating Results—Financial Condition—Investment Securities.”

The following table shows the book values, maturities and weighted average yields of debt instruments at amortized cost and debt instruments at fair value through other comprehensive income at March 31, 2019. Weighted average yields are calculated based on amortized cost. Yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect of such a calculation would not be material.

	Not later than one year		Later than one year and not later than five years		Later than five years and not later than ten years		Later than ten years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(In millions, except percentages)
Debt instruments at amortized cost:
Domestic:
Japanese government bonds	¥20,003	1.34%	¥260,243	0.04%	¥—	—	¥—	—	¥280,246	0.13%
Japanese municipal bonds	—	—	—	—	—	—	—	—	—	—
Japanese corporate bonds	—	—	—	—	—	—	—	—	—	—

Total domestic	20,003	1.34%	260,243	0.04%	—	—	—	—	280,246	0.13%

Foreign:
U.S. Treasury and other U.S. government agency bonds	—	—	—	—	—	—	—	—	—	—
Bonds issued by other governments and official institutions	25,068	7.28%	11,291	7.00%	468	6.13%	—	—	36,827	7.18%
Other debt instruments	1,841	6.52%	—	—	—	—	—	—	1,841	6.52%

Total foreign	26,909	7.23%	11,291	7.00%	468	6.13%	—	—	38,668	7.15%

Total	¥46,912	4.72%	¥271,534	0.33%	¥468	6.13%	¥—	—	¥318,914	0.98%

Debt instruments at fair value through other comprehensive income:
Domestic:
Japanese government bonds	¥352,291	0.10%	¥3,760,226	(0.07%)	¥530,926	0.00%	¥384,252	0.39%	¥5,027,695	(0.02%)
Japanese municipal bonds	—	—	11,088	0.09%	88,067	0.15%	9	2.00%	99,164	0.15%
Japanese corporate bonds	5,704	0.11%	72,842	0.06%	45,261	0.20%	205,171	0.65%	328,978	0.45%
Other debt instruments	26	0.00%	—	—	—	—	—	—	26	0.00%

Total domestic	358,021	0.10%	3,844,156	(0.06%)	664,254	0.03%	589,432	0.48%	5,455,863	0.01%

Foreign:
U.S. Treasury and other U.S. government agency bonds	423,821	1.00%	2,325,397	2.08%	1,677,417	1.94%	—	—	4,426,635	1.92%
Bonds issued by other governments and official institutions	1,381,944	1.31%	260,572	2.86%	327,176	0.61%	151,715	0.55%	2,121,407	1.34%
Mortgage-backed securities	—	—	—	—	197	2.80%	1,043,790	3.38%	1,043,987	3.38%
Other debt instruments	218,175	4.45%	22,801	2.04%	44,353	0.71%	—	—	285,329	3.68%

Total foreign	2,023,940	1.59%	2,608,770	2.15%	2,049,143	1.71%	1,195,505	3.03%	7,877,358	2.00%

Total	¥2,381,961	1.36%	¥6,452,926	0.83%	¥2,713,397	1.30%	¥1,784,937	2.20%	¥13,333,221	1.07%

Excluding securities of the U.S. government and U.S. government agencies and corporations and Japanese government bonds, there are no investments in any individual issuers held in our investment portfolio which exceeded 10% of shareholders’ equity in the consolidated statement of financial position at March 31, 2019.

III.	Loan Portfolio

The following table shows our outstanding loans and advances by the domicile and industry type of the borrowers at March 31, 2019, 2018, 2017, 2016 and 2015. The classification of loans and advances by industry is based on the industry segment loan classification as defined by the Bank of Japan (“BOJ”) for regulatory reporting purposes.

	At March 31,
	2019	2018	2017	2016	2015
	(In millions)
Domestic:
Manufacturing	¥8,522,451	¥7,961,620	¥9,578,147	¥8,298,576	¥8,061,654
Agriculture, forestry, fisheries and mining	288,099	145,957	174,021	184,314	171,855
Construction	918,617	947,765	1,151,989	1,169,900	1,150,616
Transportation, communications and public enterprises	5,596,935	5,424,054	5,365,225	5,258,899	5,175,949
Wholesale and retail	5,281,596	5,288,767	5,721,005	5,548,103	5,664,385
Finance and insurance	3,129,666	2,777,862	2,844,546	2,684,865	2,869,967
Real estate and goods rental and leasing	10,126,531	9,017,664	10,101,846	9,587,757	8,766,724
Services	4,328,173	4,255,228	4,885,247	4,960,352	4,776,706
Municipalities	866,373	1,000,286	1,216,211	1,374,306	1,353,949
Lease financing	9,030	14,629	2,706,641	2,212,048	2,211,773
Consumer(1)	16,187,195	16,363,489	19,096,755	18,935,521	18,817,259
Others	4,601,499	4,633,306	5,178,461	2,989,278	3,211,240

Total domestic	59,856,165	57,830,627	68,020,094	63,203,919	62,232,077

Foreign:
Public sector	360,875	372,008	299,746	236,290	164,495
Financial institutions	5,382,130	4,496,646	4,588,001	4,067,764	3,880,655
Commerce and industry	23,285,374	21,023,885	21,041,905	20,451,545	20,010,729
Lease financing	344,958	357,660	404,658	357,072	308,128
Others	2,316,816	1,779,101	1,836,322	1,481,455	1,375,624

Total foreign	31,690,153	28,029,300	28,170,632	26,594,126	25,739,631

Gross loans and advances	91,546,318	85,859,927	96,190,726	89,798,045	87,971,708
Adjust: Unearned income, unamortized premiums-net and deferred loan fees-net	(258,392)	(239,181)	(236,425)	(212,957)	(206,440)
Less: Allowance for loan losses	(604,988)	(491,676)	(680,456)	(722,717)	(793,552)

Carrying amount	¥90,682,938	¥85,129,070	¥95,273,845	¥88,862,371	¥86,971,716

(1)

The balance in Consumer mainly consists of housing loans. The housing loan balances amounted to ¥11,216,711 million, ¥11,482,678 million, ¥13,766,771 million, ¥13,984,755 million and ¥14,087,453 million at March 31, 2019, 2018, 2017, 2016 and 2015, respectively.

Maturities and Sensitivities of Loans and Advances to Changes in Interest Rates

The following table shows the maturities of loans and advances by the domicile and industry type of the borrower at March 31, 2019.

	Maturity
	Not later than one year	Later than one year and not later than five years	Later than five years	Total
	(In millions)
Domestic:
Manufacturing	¥4,157,830	¥3,049,729	¥1,314,892	¥8,522,451
Agriculture, forestry, fisheries and mining	46,529	59,089	182,481	288,099
Construction	462,442	351,693	104,482	918,617
Transportation, communications and public enterprises	2,177,290	2,057,239	1,362,406	5,596,935
Wholesale and retail	2,837,410	1,960,483	483,703	5,281,596
Finance and insurance	1,448,695	1,157,070	523,901	3,129,666
Real estate and goods rental and leasing	2,498,842	3,966,263	3,661,426	10,126,531
Services	1,205,824	1,907,297	1,215,052	4,328,173
Municipalities	316,348	357,461	192,564	866,373
Lease financing	650	2,655	5,725	9,030
Consumer	3,695,994	4,269,040	8,222,161	16,187,195
Others	1,944,552	1,047,688	1,609,259	4,601,499

Total domestic	20,792,406	20,185,707	18,878,052	59,856,165

Foreign:
Public sector	12,605	285,440	62,830	360,875
Financial institutions	2,245,524	2,579,025	557,581	5,382,130
Commerce and industry	7,660,193	10,704,134	4,921,047	23,285,374
Lease financing	67,154	211,860	65,944	344,958
Others	733,182	1,110,214	473,420	2,316,816

Total foreign	10,718,658	14,890,673	6,080,822	31,690,153

Total	¥31,511,064	¥35,076,380	¥24,958,874	¥91,546,318

The above loans and advances due after one year which had predetermined interest rates and floating or adjustable interest rates at March 31, 2019 are shown below:

	Domestic	Foreign	Total
	(In millions)
Predetermined rate	¥11,965,651	¥2,601,469	¥14,567,120
Floating or adjustable rate	27,098,108	18,370,026	45,468,134

Total	¥39,063,759	¥20,971,495	¥60,035,254

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

The following table shows the distribution of impaired loans and advances by “potentially bankrupt, effectively bankrupt and bankrupt (loans and advances),” “past due three months or more (loans),” “restructured (loans),” and “other impaired (loans and advances)” at March 31, 2019, 2018, 2017, 2016 and 2015 by the domicile and industry type of the borrowers.

	At March 31,
	2019	2018	2017	2016	2015
	(In millions)
Potentially bankrupt, effectively bankrupt and bankrupt (loans and advances):
Domestic:
Manufacturing	¥98,260	¥62,322	¥106,178	¥119,318	¥149,686
Agriculture, forestry, fisheries and mining	6,229	6,369	2,250	2,843	7,146
Construction	15,762	10,439	24,430	25,932	36,903
Transportation, communications and public enterprises	30,691	15,494	23,692	38,008	52,168
Wholesale and retail	74,865	74,332	104,472	125,241	156,753
Finance and insurance	8,266	3,021	4,135	8,302	9,551
Real estate and goods rental and leasing	29,999	32,634	126,179	133,324	198,714
Services	56,861	50,858	91,943	126,781	161,384
Lease financing	—	—	7,513	16,122	18,522
Consumer	159,375	157,221	194,721	213,931	223,464
Others	21,120	23,081	25,059	32,503	43,443

Total domestic	501,428	435,771	710,572	842,305	1,057,734

Foreign:
Public sector	—	—	—	31	14
Financial institutions	180	30	29	28	19,720
Commerce and industry	109,453	144,975	157,227	148,475	146,821
Lease financing	—	—	11,892	11,104	8,969
Others	24,409	22,383	23,890	5,682	6,152

Total foreign	134,042	167,388	193,038	165,320	181,676

Total	635,470	603,159	903,610	1,007,625	1,239,410

Past due three months or more (loans):
Domestic	24,781	21,649	20,808	21,861	23,586
Foreign	2,525	—	11,449	7,962	398

Total	27,306	21,649	32,257	29,823	23,984

Restructured (loans):
Domestic	127,316	136,582	155,100	164,035	144,628
Foreign	18,624	17,567	25,741	22,401	43,330

Total	145,940	154,149	180,841	186,436	187,958

Other impaired (loans and advances):
Domestic	66,285	93,175	103,777	126,211	140,858
Foreign	7,017	6,736	8,203	2,492	5,892

Total	73,302	99,911	111,980	128,703	146,750

Gross impaired loans and advances	882,018	878,868	1,228,688	1,352,587	1,598,102

Less: Allowance for loan losses for impaired loans and advances	(354,448)	(369,386)	(532,451)	(613,510)	(699,207)

Net impaired loans and advances	¥527,570	¥509,482	¥696,237	¥739,077	¥898,895

Interest Foregone on Impaired Loans and Advances

Interest income which would have been accrued at the original terms on domestic impaired loans and advances during the fiscal year ended March 31, 2019 was ¥20.4 billion, of which ¥10.4 billion was included in profit or loss for the fiscal year then ended. Interest income which would have been accrued at the original terms on foreign impaired loans and advances during the fiscal year ended March 31, 2019 was ¥6.0 billion, of which ¥3.9 billion was included in profit or loss for the fiscal year then ended.

Cross-border Outstanding

Cross-border outstandings are defined as loans, acceptances, interest-earning deposits with other banks, other interest-earning investments and any other monetary assets denominated in Japanese yen or other non-local currencies. Local currency outstandings are netted out from cross-border outstandings. This cross-border disclosure is based on the reports to the BOJ required under Japanese foreign exchange-related laws. The following tables list the countries for which cross-border outstandings exceeded 0.75% of consolidated total assets at March 31, 2019, 2018 and 2017.

	At March 31, 2019
	Public institutions	Banks	Others	Total	% of total assets	Undrawn commitments
	(In millions, except percentages)
United Kingdom	¥9,498	¥238,794	¥1,449,225	¥1,697,517	0.87%	¥975,850
United States	¥406,416	¥215,237	¥1,317,859	¥1,939,512	0.99%	¥343,973

	At March 31, 2018
	Public institutions	Banks	Others	Total	% of total assets	Undrawn commitments
	(In millions, except percentages)
United Kingdom	¥5,507	¥222,918	¥1,425,584	¥1,654,009	0.86%	¥1,242,180

	At March 31, 2017
	Public institutions	Banks	Others	Total	% of total assets	Undrawn commitments
	(In millions, except percentages)
United Kingdom	¥4,403	¥275,243	¥1,451,955	¥1,731,601	0.91%	¥1,560,865

Loan Concentrations

At March 31, 2019, there were no concentrations of loans and advances to a single industry group of borrowers, as defined by the BOJ industry segment loan and advance classifications, which exceeded 10% of our consolidated total loans and advances, except for loans and advances in a category disclosed in the table of outstanding loans and advances above.

IV.	Summary of Loan Loss Experience

The following table shows an analysis of our loan loss experience by the borrowers’ domicile and industry type for the fiscal years ended March 31, 2019, 2018, 2017, 2016 and 2015.

	For the fiscal year ended March 31,
	2019	2018	2017	2016	2015
	(In millions, except percentages)
Allowance for loan losses at beginning of period	¥651,620	¥680,456	¥722,717	¥793,552	¥950,665
Provision for loan losses	122,927	126,623	141,457	118,750	79,552
Charge-offs:
Domestic:
Manufacturing	9,642	6,439	9,712	20,992	26,516
Agriculture, forestry, fisheries and mining	282	1,772	388	33	112
Construction	1,159	1,478	1,810	6,407	8,593
Transportation, communications and public enterprises	1,556	1,609	9,731	5,891	8,662
Wholesale and retail	10,315	10,998	13,293	14,824	27,357
Finance and insurance	96	121	16	423	1,117
Real estate and goods rental and leasing	4,291	12,947	6,246	21,017	54,003
Services	4,784	9,548	5,731	14,396	21,143
Lease financing	637	511	454	651	1,433
Consumer	104,748	112,265	102,383	87,969	88,795
Others	1,986	3,838	7,609	828	2,932

Total domestic	139,496	161,526	157,373	173,431	240,663

Foreign:
Financial institutions	4,492	—	—	—	1,017
Commerce and industry	24,637	13,529	24,658	13,236	4,571
Lease financing	1,055	24	177	3	167
Others	10,574	9,981	8,300	6,979	3,478

Total foreign	40,758	23,534	33,135	20,218	9,233

Total	180,254	185,060	190,508	193,649	249,896

Recoveries:
Domestic:
Manufacturing	1	27	61	80	62
Agriculture, forestry, fisheries and mining	2	—	5	—	—
Construction	5	5	6	6	17
Transportation, communications and public enterprises	—	1	62	5	14
Wholesale and retail	—	28	86	45	72
Finance and insurance	—	1	—	2	1
Real estate and goods rental and leasing	—	2	1	55	47
Services	12	38	40	61	63
Consumer	9,739	9,535	9,571	9,223	9,234
Others	8	21	20	—	7

Total domestic	9,767	9,658	9,852	9,477	9,517

Foreign:
Financial institutions	—	—	15	109	—
Commerce and industry	560	17	5	335	14
Others	715	557	425	427	366

Total foreign	1,275	574	445	871	380

Total	11,042	10,232	10,297	10,348	9,897

Net charge-offs	169,212	174,828	180,211	183,301	239,999
Others(1)	(347)	(140,575)	(3,507)	(6,284)	3,334

Allowance for loan losses at end of period	¥604,988	¥491,676	¥680,456	¥722,717	¥793,552

Ratio of net charge-offs to average loans outstanding during the period	0.19%	0.18%	0.20%	0.20%	0.28%

Allowance for loan losses applicable to foreign activities:
Balance at beginning of period	¥153,167	¥128,347	¥134,664	¥100,783	¥73,030

Balance at end of period	¥155,114	¥114,306	¥128,347	¥134,664	¥100,783

Provision for loan losses	¥46,597	¥19,872	¥29,699	¥60,002	¥32,712

(1)

Others mainly include the exclusion of the allowance for loans and advances made by KUBC and The Minato Bank, both of which had been our subsidiaries but became our equity-method associates, and the exclusion of the allowance for loans and advances made by SMFL which were reclassified as assets held for sale during the fiscal year ended March 31, 2018. The amount for the fiscal years ended March 31, 2017, 2016 and 2015 mainly includes foreign exchange translations.

The following table shows an allocation of the allowance for loan losses by the borrower’s domicile and industry type at March 31, 2019, 2018, 2017, 2016 and 2015.

	At March 31,
	2019		2018		2017		2016		2015
	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans
	(In millions, except percentages)
Domestic:
Manufacturing	¥35,358	9.31%	¥67,511	9.27%	¥101,936	9.96%	¥63,720	9.24%	¥82,938	9.16%
Agriculture, forestry, fisheries and mining	6,335	0.31%	6,047	0.17%	2,251	0.18%	2,712	0.21%	2,673	0.20%
Construction	7,888	1.00%	4,171	1.10%	14,142	1.20%	15,212	1.30%	22,532	1.31%
Transportation, communications and public enterprises	24,133	6.11%	8,431	6.32%	16,237	5.58%	25,119	5.86%	30,555	5.88%
Wholesale and retail	48,883	5.77%	45,321	6.16%	54,896	5.95%	73,230	6.18%	84,941	6.44%
Finance and insurance	5,134	3.42%	3,183	3.24%	3,982	2.96%	6,886	2.99%	7,990	3.26%
Real estate and goods rental and leasing	25,635	11.06%	14,650	10.50%	85,813	10.50%	94,669	10.68%	127,205	9.97%
Services	42,172	4.73%	32,690	4.96%	52,282	5.08%	60,735	5.52%	77,829	5.43%
Municipalities	—	0.95%	—	1.17%	—	1.26%	1	1.53%	1	1.54%
Lease financing	—	0.01%	—	0.02%	4,114	2.81%	11,567	2.46%	13,600	2.51%
Consumer	233,287	17.68%	177,013	19.06%	194,964	19.85%	208,274	21.09%	208,661	21.39%
Others	21,049	5.03%	18,353	5.38%	21,492	5.38%	25,928	3.32%	33,844	3.65%

Total domestic	449,874	65.38%	377,370	67.35%	552,109	70.71%	588,053	70.38%	692,769	70.74%

Foreign:
Public sector	522	0.39%	75	0.43%	88	0.31%	105	0.26%	48	0.19%
Financial institutions	10,660	5.88%	2,386	5.24%	3,186	4.77%	3,347	4.53%	1,871	4.41%
Commerce and industry	120,748	25.44%	92,255	24.49%	108,076	21.88%	117,671	22.78%	86,007	22.75%
Lease financing	1,342	0.38%	1,828	0.42%	6,713	0.42%	3,998	0.40%	4,654	0.35%
Others	21,842	2.53%	17,762	2.07%	10,284	1.91%	9,543	1.65%	8,203	1.56%

Total foreign	155,114	34.62%	114,306	32.65%	128,347	29.29%	134,664	29.62%	100,783	29.26%

Total	¥604,988	100.00%	¥491,676	100.00%	¥680,456	100.00%	¥722,717	100.00%	¥793,552	100.00%

V.	Deposits

The following table shows the average amount of, and the average rate paid on, the following deposit categories for the fiscal years ended March 31, 2019, 2018 and 2017.

	For the fiscal year ended March 31,
	2019		2018		2017
	Average amount	Average rate	Average amount	Average rate	Average amount	Average rate
	(In millions, except percentages)
Domestic offices:
Non-interest-bearing demand deposits	¥19,831,261	—	¥18,803,822	—	¥16,791,818	—
Interest-bearing demand deposits	51,984,345	0.00%	51,369,924	0.00%	46,984,288	0.00%
Deposits at notice	935,063	0.00%	998,707	0.00%	906,703	0.00%
Time deposits	18,129,683	0.04%	22,202,905	0.06%	22,678,544	0.07%
Negotiable certificates of deposit	5,526,250	0.01%	5,919,870	0.01%	6,064,857	0.02%
Others	7,216,386	0.70%	6,647,336	0.45%	6,103,623	0.30%

Total domestic offices	103,622,988		105,942,564		99,529,833

Foreign offices:
Non-interest-bearing demand deposits	1,227,660	—	1,193,648	—	944,878	—
Interest-bearing demand deposits	2,852,999	1.27%	2,645,695	0.84%	2,524,336	0.40%
Deposits at notice	10,390,633	1.60%	9,332,778	0.94%	8,212,986	0.52%
Time deposits	7,818,323	2.59%	6,930,572	1.98%	6,266,975	1.53%
Negotiable certificates of deposit	6,086,906	2.24%	6,366,473	1.41%	6,249,295	1.02%
Others	134,615	0.98%	138,216	0.49%	129,410	0.48%

Total foreign offices	28,511,136		26,607,382		24,327,880

Total	¥132,134,124		¥132,549,946		¥123,857,713

Deposits at notice represent interest-bearing demand deposits which require the depositor to give two or more days’ notice in advance of withdrawal.

The total amount of deposits by foreign depositors included in domestic offices for the fiscal years ended March 31, 2019, 2018 and 2017 were ¥2,460,264 million, ¥2,303,112 million and ¥2,078,931 million, respectively.

At March 31, 2019, the balances and remaining maturities of time deposits and negotiable certificates of deposit issued by domestic offices in amounts of ¥10 million (approximately $90,090 at the median exchange rate for buying and selling spot dollars for yen by telegraphic transfer as determined by SMBC at the end of the current fiscal year) or more and total foreign deposits issued in amounts of $100,000 or more are shown in the following table.

	Time deposits	Negotiable certificates of deposit	Total
	(In millions)
Domestic offices:
Not later than three months	¥2,544,105	¥4,122,696	¥6,666,801
Later than three months and not later than six months	1,288,907	706,437	1,995,344
Later than six months and not later than one year	3,949,975	62,518	4,012,493
Later than one year	1,735,164	71,000	1,806,164

Total	¥9,518,151	¥4,962,651	¥14,480,802

Foreign offices:	¥7,840,571	¥6,202,836	¥14,043,407

VI.	Return on Equity and Assets

The following table shows the ratio of return on equity and assets for the fiscal years ended March 31, 2019, 2018 and 2017.

	For the fiscal year ended March 31,
	2019	2018	2017
Return on average total assets	0.3%	0.4%	0.3%
Return on average shareholders’ equity	5.3%	6.6%	6.0%
Dividends payout ratio(1):
Basic	45.1%	28.8%	32.7%
Diluted	45.2%	28.8%	32.7%
Average shareholders’ equity to average total assets	5.2%	5.8%	5.8%

(1)	Dividends declared per common share as a percentage of net profit per share.

VII.	Short-Term Borrowings

The following table shows certain additional information with respect to our short-term borrowings for the fiscal years ended March 31, 2019, 2018 and 2017.

	For the fiscal year ended March 31,
	2019	2018	2017
	(In millions, except percentages)
Call money, and payables under repurchase agreements and securities lending transactions:
Average balance outstanding during the period	¥12,591,665	¥15,868,395	¥11,453,458
Maximum balance outstanding at any month-end during the period	15,706,407	19,435,458	15,172,714
Balance at end of period	14,195,028	13,213,522	11,512,526
Weighted average interest rate during the period	1.07%	0.44%	0.23%
Weighted average interest rate on balance at end of period	1.05%	0.74%	0.34%
Commercial paper:
Average balance outstanding during the period	3,590,252	3,390,092	3,456,337
Maximum balance outstanding at any month-end during the period	2,934,756	3,671,388	4,095,896
Balance at end of period	2,440,515	2,467,645	3,518,346
Weighted average interest rate during the period	1.27%	0.56%	0.44%
Weighted average interest rate on balance at end of period	1.85%	1.30%	0.54%
Short-term borrowings:
Average balance outstanding during the period	4,093,115	6,442,910	4,091,095
Maximum balance outstanding at any month-end during the period	5,591,581	7,522,143	7,546,496
Balance at end of period	5,591,581	3,943,140	7,546,496
Weighted average interest rate during the period	0.26%	0.10%	0.16%
Weighted average interest rate on balance at end of period	0.18%	0.20%	0.09%

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

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Sumitomo Mitsui Financial Group, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Sumitomo Mitsui Financial Group, Inc. and subsidiaries (the “Group”) as of March 31, 2019 and 2018, the related consolidated income statement and consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2019 and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of March 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as of March 31, 2019, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated June 25, 2019 expressed an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.

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

June 25, 2019

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Sumitomo Mitsui Financial Group, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Sumitomo Mitsui Financial Group, Inc. and subsidiaries’ (the “Group”) internal control over financial reporting as of March 31, 2019, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of March 31, 2019, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Group as of March 31, 2019 and 2018, and the related consolidated income statement and consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2019, and the related notes (collectively, the “consolidated financial statements”), and our report dated June 25, 2019 expressed an unqualified opinion on those consolidated financial statements.

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

/s/ KPMG AZSA LLC

Tokyo, Japan

June 25, 2019

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Financial Position

		At March 31,
	Note	2019	2018
		(In millions)
Assets:
Cash and deposits with banks	5	¥57,763,441	¥54,696,069
Call loans and bills bought		2,465,745	1,881,880
Reverse repurchase agreements and cash collateral on securities borrowed		10,345,994	8,491,703
Trading assets	6	2,767,691	3,169,123
Derivative financial instruments	7	3,382,574	3,885,271
Financial assets at fair value through profit or loss	8	2,641,416	1,547,672
Investment securities	9	17,825,027	20,495,075
Loans and advances	10	90,682,938	85,129,070
Investments in associates and joint ventures	11	1,038,823	730,414
Property, plant and equipment	12	1,507,786	1,510,132
Intangible assets	14	821,785	835,902
Other assets	15	4,079,814	4,043,908
Current tax assets		143,459	87,961
Deferred tax assets	22	37,073	19,436
Assets held for sale	50	57	5,651,950

Total assets		¥195,503,623	¥192,175,566

Liabilities:
Deposits	16	¥134,404,652	¥128,461,527
Call money and bills sold		1,307,779	1,190,929
Repurchase agreements and cash collateral on securities lent		12,887,249	12,022,593
Trading liabilities	17	1,998,694	2,143,899
Derivative financial instruments	7	3,051,773	3,498,016
Borrowings	18	12,167,858	10,652,481
Debt securities in issue	19	11,171,209	10,569,117
Provisions	20	194,818	188,267
Other liabilities	21	6,131,739	6,882,740
Current tax liabilities		147,041	55,516
Deferred tax liabilities	22	267,365	397,741
Liabilities directly associated with the assets held for sale	50	—	3,616,941

Total liabilities		183,730,177	179,679,767

Equity:
Capital stock	24	2,339,443	2,338,743
Capital surplus	24	726,012	863,505
Retained earnings	24	5,715,101	5,149,193
Treasury stock	24	(16,302)	(12,493)

Equity excluding other reserves		8,764,254	8,338,948
Other reserves	24	1,916,366	2,324,349

Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.		10,680,620	10,663,297
Non-controlling interests	25	494,123	1,232,980
Equity attributable to other equity instruments holders	25	598,703	599,522

Total equity		11,773,446	12,495,799

Total equity and liabilities		¥195,503,623	¥192,175,566

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Income Statements

		For the fiscal year ended March 31,
	Note	2019	2018	2017
		(In millions, except per share data)
Interest income		¥2,406,350	¥2,144,070	¥1,900,261
Interest expense		1,101,875	733,969	502,338

Net interest income	26	1,304,475	1,410,101	1,397,923

Fee and commission income		1,101,777	1,131,364	1,066,412
Fee and commission expense		178,351	178,867	181,573

Net fee and commission income	27	923,426	952,497	884,839

Net trading income	28	320,302	270,464	183,963
Net income (loss) from financial assets at fair value through profit or loss	29	54,655	(667)	2,018
Net investment income	30	93,922	424,097	305,327
Other income	31	505,666	755,855	573,825

Total operating income		3,202,446	3,812,347	3,347,895

Impairment charges on financial assets	32	119,686	136,808	212,967

Net operating income		3,082,760	3,675,539	3,134,928

General and administrative expenses	33	1,715,368	1,813,121	1,752,135
Other expenses	34	575,657	792,765	531,759

Operating expenses		2,291,025	2,605,886	2,283,894

Share of post-tax profit of associates and joint ventures		40,157	49,323	29,318

Profit before tax		831,892	1,118,976	880,352

Income tax expense	35	184,306	229,378	139,766

Net profit		¥647,586	¥889,598	¥740,586

Profit attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.		¥541,932	¥759,998	¥627,870
Non-controlling interests		93,779	119,878	104,787
Other equity instruments holders		11,875	9,722	7,929
Earnings per share:
Basic	36	¥387.76	¥538.84	¥458.56
Diluted	36	387.49	538.43	458.18

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income

	For the fiscal year ended March 31,
	2019	2018	2017
	(In millions)
Net profit	¥647,586	¥889,598	¥740,586
Other comprehensive income:
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans:
Gains (losses) arising during the period, before tax	(40,329)	73,662	8,134
Equity instruments at fair value through other comprehensive income:
Gains (losses) arising during the period, before tax	(128,138)	—	—
Share of other comprehensive income (loss) of associates and joint ventures	3,711	58	(462)
Income tax relating to items that will not be reclassified	61,453	(22,492)	(2,315)

Total items that will not be reclassified to profit or loss, net of tax	(103,303)	51,228	5,357
Items that may be reclassified subsequently to profit or loss:
Available-for-sale financial assets:
Gains (losses) arising during the period, before tax	—	582,435	371,438
Reclassification adjustments for (gains) losses included in net profit, before tax	—	(275,038)	(109,990)
Debt instruments at fair value through other comprehensive income:
Gains (losses) arising during the period, before tax	150,074	—	—
Reclassification adjustments for (gains) losses included in net profit, before tax	(6,071)	—	—
Exchange differences on translating foreign operations:
Gains (losses) arising during the period, before tax	22,517	(75,409)	(24,063)
Reclassification adjustments for (gains) losses included in net profit, before tax	(37,247)	49	(4)
Share of other comprehensive income (loss) of associates and joint ventures	(4,410)	7,827	(21,140)
Income tax relating to items that may be reclassified	(43,746)	(96,246)	(80,074)

Total items that may be reclassified subsequently to profit or loss, net of tax	81,117	143,618	136,167

Other comprehensive income (loss), net of tax	(22,186)	194,846	141,524

Total comprehensive income	¥625,400	¥1,084,444	¥882,110

Total comprehensive income attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥577,998	¥948,250	¥769,957
Non-controlling interests	35,527	126,472	104,224
Other equity instruments holders	11,875	9,722	7,929

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Changes in Equity

	Equity excluding other reserves				Other reserves
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Remeasure- ments of defined benefit plans reserve	Available- for-sale financial assets reserve	Financial instruments at fair value through other comprehensive income reserve	Exchange differences on translating foreign operation reserve	Equity attributable to SMFG’s shareholders	Non- controlling interests	Equity attributable to other equity instruments holders	Total equity
	(In millions)
Balance at March 31, 2016	¥2,337,896	¥863,503	¥4,186,683	¥(175,381)	¥18,985	¥1,756,634	¥—	¥216,336	¥9,204,656	¥1,537,548	¥299,895	¥11,042,099
Comprehensive income:
Net profit	—	—	627,870	—	—	—	—	—	627,870	104,787	7,929	740,586
Other comprehensive income	—	—	—	—	3,789	173,260	—	(34,962)	142,087	(563)	—	141,524

Total comprehensive income	—	—	627,870	—	3,789	173,260	—	(34,962)	769,957	104,224	7,929	882,110

Issuance of other equity instruments	—	—	—	—	—	—	—	—	—	—	149,916	149,916
Acquisition and disposal of subsidiaries and businesses-net	—	—	—	—	—	—	—	—	—	14,888	—	14,888
Transaction with non-controlling interest shareholders	—	—	26	—	—	—	—	—	26	437	—	463
Dividends to shareholders	—	—	(205,083)	—	—	—	—	—	(205,083)	(65,956)	—	(271,039)
Coupons on other equity instruments	—	—	—	—	—	—	—	—	—	—	(7,929)	(7,929)
Redemption of preferred securities	—	—	—	—	—	—	—	—	—	(86,140)	—	(86,140)
Purchase of treasury stock	—	—	—	(100)	—	—	—	—	(100)	—	—	(100)
Sale of treasury stock	—	—	—	162,568	—	—	—	—	162,568	—	—	162,568
Loss on sale of treasury stock	—	(2)	—	—	—	—	—	—	(2)	—	—	(2)
Others	—	551	—	—	—	—	—	—	551	—	(102)	449

Balance at March 31, 2017	2,337,896	864,052	4,609,496	(12,913)	22,774	1,929,894	—	181,374	9,932,573	1,505,001	449,709	11,887,283

Comprehensive income:
Net profit	—	—	759,998	—	—	—	—	—	759,998	119,878	9,722	889,598
Other comprehensive income	—	—	—	—	51,273	192,366	—	(55,387)	188,252	6,594	—	194,846

Total comprehensive income	—	—	759,998	—	51,273	192,366	—	(55,387)	948,250	126,472	9,722	1,084,444

Issuance of shares under share-based payment transactions	847	848	—	—	—	—	—	—	1,695	—	—	1,695
Issuance of other equity instruments	—	—	—	—	—	—	—	—	—	—	149,916	149,916
Acquisition and disposal of subsidiaries and businesses-net	—	—	(1,190)	—	1,190	—	—	—	—	(204,257)	—	(204,257)
Transaction with non-controlling interest shareholders	—	—	62	—	—	—	—	—	62	2,440	—	2,502
Dividends to shareholders	—	—	(218,596)	—	—	—	—	—	(218,596)	(61,676)	—	(280,272)
Coupons on other equity instruments	—	—	—	—	—	—	—	—	—	—	(9,722)	(9,722)
Redemption of preferred securities	—	—	—	—	—	—	—	—	—	(135,000)	—	(135,000)
Purchase of treasury stock	—	—	—	(142)	—	—	—	—	(142)	—	—	(142)
Sale of treasury stock	—	—	—	562	—	—	—	—	562	—	—	562
Loss on sale of treasury stock	—	(41)	—	—	—	—	—	—	(41)	—	—	(41)
Share-based payment transactions	—	(1,354)	—	—	—	—	—	—	(1,354)	—	—	(1,354)
Others	—	—	(577)	—	865	—	—	—	288	—	(103)	185

Balance at March 31, 2018	¥2,338,743	¥863,505	¥5,149,193	¥(12,493)	¥76,102	¥2,122,260	¥—	¥125,987	¥10,663,297	¥1,232,980	¥599,522	¥12,495,799

	Equity excluding other reserves				Other reserves
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Remeasure- ments of defined benefit plans reserve	Available- for-sale financial assets reserve	Financial instruments at fair value through other comprehensive income reserve	Exchange differences on translating foreign operation reserve	Equity attributable to SMFG’s shareholders	Non- controlling interests	Equity attributable to other equity instruments holders	Total equity
	(In millions)
Balance at March 31, 2018	¥2,338,743	¥863,505	¥5,149,193	¥(12,493)	¥76,102	¥2,122,260	¥—	¥125,987	¥10,663,297	¥1,232,980	¥599,522	¥12,495,799
Effect of changes in accounting policies	—	—	270,414	—	—	(2,122,260)	1,718,937	—	(132,909)	250	—	(132,659)

Balance at April 1, 2018	2,338,743	863,505	5,419,607	(12,493)	76,102	—	1,718,937	125,987	10,530,388	1,233,230	599,522	12,363,140
Comprehensive income:
Net profit	—	—	541,932	—	—	—	—	—	541,932	93,779	11,875	647,586
Other comprehensive income	—	—	—	—	(27,109)	—	75,828	(12,653)	36,066	(58,252)	—	(22,186)

Total comprehensive income	—	—	541,932	—	(27,109)	—	75,828	(12,653)	577,998	35,527	11,875	625,400

Issuance of shares under share- based payment transactions	700	699	—	—	—	—	—	—	1,399	—	—	1,399
Acquisition and disposal of subsidiaries and businesses-net	—	—	—	—	—	—	—	—	—	(306,444)	—	(306,444)
Transaction with non-controlling interest shareholders	—	(113,736)	—	—	—	—	—	—	(113,736)	(91,767)	—	(205,503)
Dividends to shareholders	—	—	(245,577)	—	—	—	—	—	(245,577)	(77,184)	—	(322,761)
Coupons on other equity instruments	—	—	—	—	—	—	—	—	—	—	(11,875)	(11,875)
Redemption of preferred securities	—	—	—	—	—	—	—	—	—	(299,239)	—	(299,239)
Purchase of treasury stock	—	—	—	(70,094)	—	—	—	—	(70,094)	—	—	(70,094)
Sale of treasury stock	—	—	—	363	—	—	—	—	363	—	—	363
Loss on sale of treasury stock	—	(68)	—	—	—	—	—	—	(68)	—	—	(68)
Cancellation of treasury stock	—	(24,218)	(41,704)	65,922	—	—	—	—	—	—	—	—
Share-based payment transactions	—	(129)	—	—	—	—	—	—	(129)	—	—	(129)
Transfer from other reserves to retained earnings	—	—	40,726	—	23,432	—	(64,158)	—	—	—	—	—
Others	—	(41)	117	—	—	—	—	—	76	—	(819)	(743)

Balance at March 31, 2019	¥2,339,443	¥726,012	¥5,715,101	¥(16,302)	¥72,425	¥—	¥1,730,607	¥113,334	¥10,680,620	¥494,123	¥598,703	¥11,773,446

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Cash Flows

	For the fiscal year ended March 31,
	2019	2018	2017
	(In millions)
Operating Activities:
Profit before tax	¥831,892	¥1,118,976	¥880,352
Adjustments for:
Gains on financial assets at fair value through profit or loss and investment securities	(5,888)	(274,371)	(112,008)
Foreign exchange losses	181,023	16,612	241,570
Provision for loan losses	122,927	126,623	141,457
Depreciation and amortization	218,915	310,179	301,638
Share of post-tax profit of associates and joint ventures	(40,157)	(49,323)	(29,318)
Net changes in assets and liabilities:
Net (increase) decrease of term deposits with original maturities over three months	199,313	(210,821)	(57,503)
Net (increase) decrease of call loans and bills bought	(596,424)	4,436	(640,331)
Net (increase) decrease of reverse repurchase agreements and cash collateral on securities borrowed	(1,862,136)	372,563	(698,940)
Net (increase) decrease of loans and advances	(3,368,911)	354,622	(6,267,726)
Net change of trading assets and liabilities and derivative financial instruments	(901,481)	283,731	(250,579)
Net increase of deposits	5,129,513	5,881,032	4,505,200
Net increase (decrease) of call money and bills sold	126,395	(778,412)	911,525
Net increase of repurchase agreements and cash collateral on securities lent	879,734	2,735,586	2,610,655
Net increase of other unsubordinated borrowings and debt securities in issue	2,073,280	991,110	2,437,331
Income taxes paid—net	(283,761)	(105,880)	(337,299)
Other operating activities—net	81,599	395,318	104,575

Net cash and cash equivalents provided by operating activities	2,785,833	11,171,981	3,740,599

Investing Activities:
Purchases of financial assets at fair value through profit or loss and investment securities	(25,077,310)	—	—
Proceeds from sale of financial assets at fair value through profit or loss and investment securities	17,705,865	—	—
Proceeds from maturities of financial assets at fair value through profit or loss and investment securities	8,922,752	—	—
Purchases of financial assets at fair value through profit or loss and available-for-sale financial assets	—	(22,488,127)	(19,640,194)
Proceeds from sale of financial assets at fair value through profit or loss and available-for-sale financial assets	—	13,384,847	13,460,988
Proceeds from maturities of financial assets at fair value through profit or loss and available-for-sale financial assets	—	6,265,527	6,604,279
Purchases of held-to-maturity investments	—	(2,001)	—
Proceeds from maturities of held-to-maturity investments	—	792,358	1,093,887
Acquisitions of subsidiaries and businesses, net of cash and cash equivalents acquired	37,966	(160,862)	(199,356)
Investments in associates and joint ventures	(102,830)	(7,744)	(16,494)
Disposal of subsidiaries and businesses, net of cash and cash equivalents disposed	157,507	(852,179)	—
Proceeds from sale of investments in associates and joint ventures	101,359	19,415	14,696
Purchases of property, plant and equipment, and investment properties	(508,835)	(710,838)	(491,444)
Purchases of intangible assets	(139,305)	(136,100)	(145,001)
Proceeds from sale of property, plant and equipment, investment properties and intangible assets	104,403	302,027	169,027
Other investing activities—net	(2)	—	1,192

Net cash and cash equivalents provided by (used in) investing activities	1,201,570	(3,593,677)	851,580

Financing Activities:
Redemption of subordinated borrowings	(8,000)	(10,000)	(11,000)
Proceeds from issuance of subordinated bonds	—	104,866	244,315
Redemption of subordinated bonds	(26,721)	(180,034)	(371,640)
Redemption of preferred securities	(299,239)	(135,000)	(86,887)
Proceeds from issuance of other equity instruments	—	149,916	149,887
Dividends paid to shareholders of Sumitomo Mitsui Financial Group, Inc.	(245,595)	(218,569)	(205,078)
Dividends paid to non-controlling interest shareholders	(77,180)	(62,529)	(65,860)
Coupons paid to other equity instruments holders	(11,875)	(9,722)	(7,929)
Purchase of treasury stock and proceeds from sale of treasury stock—net	(69,800)	379	179,657
Purchase of other equity instruments and proceeds from sale of other equity instruments—net	(819)	(103)	(102)
Transactions with non-controlling interest shareholders—net	7,837	(6)	386

Net cash and cash equivalents used in financing activities	(731,392)	(360,802)	(174,251)

Effect of exchange rate changes on cash and cash equivalents	44,062	(45,865)	(300,075)

Net increase of cash and cash equivalents	3,300,073	7,171,637	4,117,853
Cash and cash equivalents at beginning of period	53,416,456	46,244,819	42,126,966

Cash and cash equivalents at end of period	¥56,716,529	¥53,416,456	¥46,244,819

Net cash and cash equivalents provided by operating activities includes:
Interest and dividends received	¥2,501,705	¥2,249,000	¥2,025,371
Interest paid	1,056,903	711,432	484,362

The accompanying notes are an integral part of the Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1	GENERAL INFORMATION

Sumitomo Mitsui Financial Group, Inc. (the “Company” or “SMFG”) was established on December 2, 2002, as a holding company for Sumitomo Mitsui Banking Corporation (“SMBC”) and its subsidiaries through a statutory share transfer (kabushiki-iten) of all of the outstanding equity securities of SMBC in exchange for the Company’s newly issued securities. The Company is a joint stock corporation with limited liability (Kabushiki Kaisha) incorporated under the Companies Act of Japan (“Companies Act”). Upon the formation of the Company and the completion of the statutory share transfer, SMBC became a direct, wholly owned subsidiary of the Company. The Company has a primary listing on the Tokyo Stock Exchange (First Section), with further listing on the Nagoya Stock Exchange (First Section). The Company’s American Depositary Shares are listed on the New York Stock Exchange.

The Company and its subsidiaries (the “SMBC Group”) offer a diverse range of financial services, including commercial banking, leasing, securities, consumer finance and other services.

The accompanying consolidated financial statements have been authorized for issue by the Management Committee on June 25, 2019.

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

Basis of measurement

The consolidated financial statements have been prepared under the historical cost basis except for the following:

•	trading assets and liabilities are measured at fair value;

•	derivative financial instruments are measured at fair value;

•	financial assets at fair value through profit or loss are measured at fair value;

•	investment securities at fair value through other comprehensive income (available-for-sale financial assets at March 31, 2018) are measured at fair value; and

•

liabilities and the assets recognized in consolidated statements of financial position in respect of defined benefit plans are the present value of the defined benefit obligation less the fair value of plan assets.

Functional and presentation currency

The consolidated financial statements are presented in Japanese yen, which is also the Company’s functional currency. All financial information presented in Japanese yen has been rounded to the nearest million, except as otherwise indicated.

Critical accounting estimates and judgments

The preparation of the consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the accounting policies. Actual results may differ from these estimates. The notes to the consolidated financial statements set out areas involving a higher degree of judgment or complexity, or areas where assumptions are significant to the consolidated financial statements, such as allowance for loan losses (Notes 10, 32), fair value of financial instruments (Note 43), impairment of goodwill (Note 14), provision for interest repayment (Note 20), retirement benefits (Note 23) and deferred tax assets (Note 22).

Refer to Note 3 “Critical Accounting Estimates and Judgments” for further information.

New and Amended Accounting Standards Adopted by the SMBC Group

During the fiscal year ended March 31, 2019, a number of amendments to standards have become effective; however, they have not resulted in any material changes to the SMBC Group’s accounting policies, except as described below.

IFRS 15 “Revenue from Contracts with Customers”

On April 1, 2018, the SMBC Group adopted IFRS 15 “Revenue from Contracts with Customers.” IFRS 15 replaces IAS 18 “Revenue,” IAS 11 “Construction Contracts,” IFRIC 13 “Customer Loyalty Programmes” and other related interpretations. IFRS 15 is applied to all contracts with customers except for leases, financial instruments and insurance contracts.

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

IFRS 15 presents a single, principles-based five-step model that applies to all contracts with customers. IFRS 15 requires the SMBC Group to capitalize the incremental costs of obtaining a contract with a customer and the costs incurred in fulfilling a contract with a customer if the SMBC Group expects to recover those costs.

The SMBC Group adopted the standard retrospectively by adjusting the consolidated statement of financial position at the date of initial application, and has not restated comparatives as permitted by IFRS 15. For further information, see “Fee and commission income” in this note.

IFRS 9 “Financial Instruments”

On April 1, 2018, the SMBC Group adopted IFRS 9 “Financial Instruments,” which is the comprehensive standard to replace IAS 39 “Financial Instruments: Recognition and Measurement.” It contains the following new requirements for classification and measurement of financial assets and liabilities, impairment of financial assets and hedge accounting. The SMBC Group adopted the standard retrospectively by adjusting the consolidated statement of financial position at the date of initial application, and has not restated comparatives as permitted by IFRS 9.

Classification and measurement of financial assets

IFRS 9 requires all financial assets, including entire hybrid instruments, to be classified into three measurement categories, namely, amortized cost, fair value through other comprehensive income (“FVOCI”) and fair value through profit or loss (“FVPL”), based on the business model within which they are held and their contractual cash flow characteristics. For further information, see “Financial Assets” in this note.

Classification and measurement of financial liabilities

IFRS 9 maintains most of the requirements in IAS 39 regarding the classification and measurement of financial liabilities. However, with the new requirements of IFRS 9, if an entity designates a financial liability as at fair value through profit or loss, the amount of change in its fair value that is attributable to changes in own credit risk of that liability would be presented in other comprehensive income, rather than profit or loss. The SMBC Group does not apply such fair value designation to any of its financial liabilities and therefore is not affected by the new requirement. For further information, see “Financial Liabilities” in this note.

Impairment of financial assets

IFRS 9 introduces the expected credit losses (“ECL”) model, which is a new model for the recognition of impairment losses, to replace the incurred loss model in IAS 39. The impairment requirements apply to financial assets measured at amortized cost, and debt instruments at FVOCI, lease receivables, certain loan commitments and financial guarantee contracts. Under the ECL model, an entity is required to account for expected credit losses from initial recognition of financial instruments, and to recognize, where necessary, full lifetime ECL on a timely basis. Under the ECL model impairment losses are recognized earlier than the incurred loss model. For further information, see “Impairment of Financial Assets” in this note.

Hedge accounting

IFRS 9 introduces a new hedge accounting model, together with corresponding disclosures about risk management activities. The standard aligns hedge accounting more closely with risk management activities and adopts a more principle-based approach than under IAS 39. The SMBC Group applies IFRS 9 hedge accounting, although IFRS 9 includes an accounting policy choice to continue with IAS 39 hedge accounting. For further information, see “Hedge Accounting” in this note and Note 7 “Derivative Financial Instruments and Hedge Accounting—Hedge accounting.”

Effect of Adoption of New and Amended Accounting Standards

The following table presents the effect of the adoption of IFRS 15 and IFRS 9 on the SMBC Group’s consolidated financial statements, showing separately the changes arising from reclassification and any associated remeasurement, and the impact of increased impairment. The SMBC Group adopted the standards retrospectively by adjusting the consolidated statement of financial position at the date of initial application, and has not restated comparatives as permitted by IFRS 15 and IFRS 9.

	At March 31, 2018	Effect of adoption of IFRS 15	Effect of adoption of IFRS 9		At April 1, 2018
			Classification and measurement/ Presentation	Impairment
	(In millions)
Assets:
Cash and deposits with banks	¥54,696,069	¥—	¥(50,597)	¥—	¥54,645,472
Call loans and bills bought	1,881,880	—	—	—	1,881,880
Reverse repurchase agreements and cash collateral on securities borrowed	8,491,703	—	—	—	8,491,703
Trading assets	3,169,123	—	—	—	3,169,123
Derivative financial instruments	3,885,271	—	—	—	3,885,271
Financial assets at fair value through profit or loss	1,547,672	—	1,562,703	—	3,110,375
Investment securities	20,495,075	—	(1,347,917)	—	19,147,158
Loans and advances	85,129,070	—	(163,934)	(159,944)	84,805,192
Investments in associates and joint ventures	730,414	—	—	—	730,414
Property, plant and equipment	1,510,132	—	—	—	1,510,132
Intangible assets	835,902	—	—	—	835,902
Other assets(1)(2)	4,043,908	21,662	(106,673)	—	3,958,897
Current tax assets	87,961	—	—	—	87,961
Deferred tax assets	19,436	(423)	—	179	19,192
Assets held for sale	5,651,950	—	—	(3,237)	5,648,713

Total assets	¥192,175,566	¥21,239	¥(106,418)	¥(163,002)	¥191,927,385

Liabilities:
Deposits	¥128,461,527	¥—	¥—	¥—	¥128,461,527
Call money and bills sold	1,190,929	—	—	—	1,190,929
Repurchase agreements and cash collateral on securities lent	12,022,593	—	—	—	12,022,593
Trading liabilities	2,143,899	—	—	—	2,143,899
Derivative financial instruments	3,498,016	—	—	—	3,498,016
Borrowings	10,652,481	—	—	—	10,652,481
Debt securities in issue	10,569,117	—	—	—	10,569,117
Provisions	188,267	1,858	—	23,125	213,250
Other liabilities(2)	6,882,740	(1,858)	(106,612)	25,021	6,799,291
Current tax liabilities	55,516	—	—	—	55,516
Deferred tax liabilities	397,741	6,405	59	(63,520)	340,685
Liabilities directly associated with the assets held for sale	3,616,941	—	—	—	3,616,941

Total liabilities	179,679,767	6,405	(106,553)	(15,374)	179,564,245

Equity:
Capital stock	2,338,743	—	—	—	2,338,743
Capital surplus	863,505	—	—	—	863,505
Retained earnings(3)	5,149,193	10,776	403,458	(143,820)	5,419,607
Treasury stock	(12,493)	—	—	—	(12,493)

Equity excluding other reserves	8,338,948	10,776	403,458	(143,820)	8,609,362
Other reserves(3)	2,324,349	—	(403,323)	—	1,921,026

Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.	10,663,297	10,776	135	(143,820)	10,530,388
Non-controlling interests	1,232,980	4,058	—	(3,808)	1,233,230
Equity attributable to other equity instruments holders	599,522	—	—	—	599,522

Total equity	12,495,799	14,834	135	(147,628)	12,363,140

Total equity and liabilities	¥192,175,566	¥21,239	¥(106,418)	¥(163,002)	¥191,927,385

(1)

Following the adoption of IFRS 15, certain costs of obtaining and fulfilling a contract with a credit card customer, previously recognized within “General and administrative expenses,” are capitalized as a cost to obtain asset and recognized within “Other assets.” Expense will be recognized as a result of the amortization of these capitalized costs over the expected life of the credit card. The impact of IFRS 15 adoption for the SMBC Group is not material.

(2)	Following the adoption of IFRS 9, certain receivables for future premiums and unearned revenue related to financial guarantees decreased by the same amount without any impact on total equity.
(3)

Impairment losses recognized under IAS 39 on equity instruments for which the SMBC Group made an irrevocable election at initial recognition to present subsequent changes in fair value in other comprehensive income under IFRS 9 were, in principle, reclassified from retained earnings to other reserves at April 1, 2018. However, of those impairment losses, the amounts above the threshold to qualify for a tax deduction in previous years were not reclassified from retained earnings to other reserves at April 1, 2018.

IFRS 9 classification and measurement

The following table provides an overview of the impact of the changes to total assets under classification and measurement of financial assets, and impairment.

	Classification under IAS 39(1)	Classification under IFRS 9(1)	At March 31, 2018	Classification and Presentation	Measurement and Impairment	At April 1, 2018
			(In millions)
Cash and deposits with banks(2)			¥54,696,069	¥(50,597)	¥—	¥54,645,472
	L&R	AC	54,645,472	—	—	54,645,472
	L&R	FVPL	45,824	(45,824)	—	—
	FVPL	FVPL	4,773	(4,773)	—	—
Call loans and bills bought	L&R	AC	1,881,880	—	—	1,881,880
Reverse repurchase agreements and cash collateral on securities borrowed	L&R	AC	8,491,703	—	—	8,491,703
Trading assets	FVPL	FVPL	3,169,123	—	—	3,169,123
Derivative financial instruments	FVPL	FVPL	3,885,271	—	—	3,885,271
Financial assets at fair value through profit or loss(2)(3)(4)			1,547,672	1,562,509	194	3,110,375
	FVPL	FVPL	1,547,672	10,530	—	1,558,202
	L&R	FVPL	—	206,650	194	206,844
	AFS	FVPL	—	1,345,329	—	1,345,329
Investment securities(2)(4)(5)(6)			20,495,075	(1,347,917)	—	19,147,158
	HTM	AC	372,459	—	—	372,459
	AFS	FVPL	1,345,329	(1,345,329)	—	—
	AFS	FVOCI	18,774,699	—	—	18,774,699
	FVPL	FVPL	2,588	(2,588)	—	—
Loans and advances(2)(3)			85,129,070	(163,934)	(159,944)	84,805,192
	L&R	AC	84,965,136	—	(159,944)	84,805,192
	L&R	FVPL	160,765	(160,765)	—	—
	FVPL	FVPL	3,169	(3,169)	—	—
Other financial assets(7)(8)			3,598,642	(106,673)	—	3,491,969
	L&R	AC	3,598,581	(106,612)	—	3,491,969
	L&R	FVPL	61	(61)	—	—
Financial assets included in assets held for sale(4)(6)			3,208,771	—	(3,237)	3,205,534
	L&R	AC	3,098,196	—	(3,237)	3,094,959
	AFS	FVOCI	69,884	—	—	69,884
	AFS	FVPL	38,998	—	—	38,998
	FVPL	FVPL	1,693	—	—	1,693

(1)

In “Classification under IAS 39,” FVPL, HTM, L&R and AFS represent fair value through profit or loss, held-to-maturity, loans and receivables and available-for-sale, respectively. In “Classification under IFRS 9,” AC, FVOCI and FVPL represent amortized cost, fair value through other comprehensive income and fair value through profit or loss, respectively.

(2)

Certain deposits with banks, loans and advances, and investment securities are hybrid instruments, which consist of host contracts and embedded derivatives. These host contracts were classified as L&R or AFS, while the embedded derivatives were separately accounted for and classified as FVPL, if certain criteria were met under IAS 39. These hybrid instruments are classified in their entirety as FVPL if they do not meet the conditions for solely payments of principal and interest (“SPPI”) under IFRS 9. The separated embedded derivatives were presented together with the host contracts in the consolidated statement of financial position under IAS 39. The entire hybrid instruments are presented as “Financial assets at fair value through profit or loss” in the consolidated statement of financial position under IFRS 9.

(3)

Certain loans and advances which were classified as L&R under IAS 39 are classified as FVPL under IFRS 9 if they do not meet the conditions for SPPI or they are held within a business model whose objective is not to hold those assets to collect contractual cash flows, but to hold those assets for sale. Those loans and advances include subordinated loans and syndicated loans held for sale. They are presented as “Financial assets at fair value through profit or loss” in the consolidated statement of financial position under IFRS 9.

(4)

Financial assets which do not meet the conditions for SPPI, such as investment funds, classified as AFS under IAS 39, are classified as FVPL under IFRS 9. They are presented as “Financial assets at fair value through profit or loss” in the consolidated statement of financial position under IFRS 9, except for the financial assets held by Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”) which are presented as “Assets held for sale” in the consolidated statement of financial position.

(5)

Certain debt instruments which were classified as AFS under IAS 39 are classified as FVOCI under IFRS 9 if they meet the conditions for SPPI and are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets. Those debt instruments include Japanese government bonds and U.S. Treasury securities.

(6)

The SMBC Group made an irrevocable election at initial recognition for certain non-trading equity instruments, which were classified as AFS under IAS 39, to present subsequent changes in fair value in other comprehensive income under IFRS 9. The fair values of such instruments were ¥4,586,730 million at April 1, 2018. The financial assets held by SMFL are presented as “Assets held for sale” in the consolidated statement of financial position.

(7)	“Other financial assets” consist of assets that meet the definition of financial assets but are not presented in any of the other line items.
(8)	Following the adoption of IFRS 9, certain receivables for future premiums and unearned revenue related to financial guarantees decreased by the same amount without any impact on total equity.

IFRS 9 impairment

The following table reconciles the closing impairment allowance for loans and receivables in accordance with IAS 39 and provisions for loan commitments and financial guarantee contracts in accordance with IAS 37 “Provisions, contingent liabilities and contingent assets” at March 31, 2018 to the opening ECL allowance determined in accordance with IFRS 9 at April 1, 2018.

	At March 31, 2018 (IAS 39/IAS 37)	Remeasurement	At April 1, 2018 (IFRS 9)(4)
	(In millions)
Loans and advances(1)	¥491,676	¥159,944	¥651,620
Loan commitments(2)	4,374	23,125	27,499
Financial guarantees(3)	1,498	25,021	26,519

(1)

“Loans and advances” mainly includes allowances for loans and advances. It also includes allowance for undrawn components of loan commitments issued to retail customers for which cannot be separately identified from that for the drawn components, and that for other financial assets measured at amortized cost.

(2)	The ECL allowance is measured for loan commitments issued to wholesale customers.
(3)	“Financial guarantees” represents the amount of the provision or ECL allowance in excess of the unearned revenues related to financial guarantees.
(4)	The result of the ECL calculation for debt instruments at FVOCI at April 1, 2018 was not material.

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

The acquisition method is used to account for the business combinations including the acquisition of subsidiaries by the SMBC Group. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred, the liabilities incurred and the equity interests issued. Identifiable assets acquired and liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The SMBC Group’s previously held equity interest in the acquiree is remeasured at fair value at the acquisition date and any gain or loss is recognized in profit or loss. For each business combination, the SMBC Group measures any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets. The excess of the aggregate of the consideration transferred, the amount of any non-controlling interest and the acquisition-date fair value of the SMBC Group’s previously held equity interest in the acquiree over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed is recorded as goodwill in the consolidated statements of financial position. If the aggregate of the consideration transferred, the amount of any non-controlling interest and the acquisition-date fair value of the SMBC Group’s previously held equity interest in the acquiree is less than the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed, the difference is recognized immediately in the consolidated income statements.

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

Interests in the equity of subsidiaries not attributable to the SMBC Group are reported in the consolidated statements of financial position as a separate component of equity as non-controlling interests. Profits or losses attributable to non-controlling interests are separately reported in the consolidated income statements.

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

Transactions and balances

Foreign currency transactions that are denominated or settled in a foreign currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary items denominated in foreign currencies are translated using the exchange rate at the end of the reporting period. Foreign exchange gains and losses resulting from the retranslation and settlement of monetary items are recognized in the consolidated income statements. Non-monetary items that are measured at fair value in a foreign currency are translated into the functional currency using the exchange rate at the date the fair value is determined. Translation differences on certain of these items, such as equity instruments measured at fair value through other comprehensive income, which were classified as available-for-sale financial assets under IAS 39 at March 31, 2018, are not included in the consolidated income statements but are recognized directly in equity. Non-monetary items that are measured at historical cost in a foreign currency are translated into the functional currency using the exchange rate at the date of the initial transaction.

Foreign operations

The assets and liabilities of foreign operations are translated into the presentation currency of the SMBC Group using the exchange rate at the end of the reporting period, and their income statements are translated using the exchange rates at the dates of the transactions or average exchange rates where these approximate to actual rates.

The exchange differences arising on the translation of a foreign operation are included in other comprehensive income within equity and subsequently included in profit or loss on the disposal or partial disposal of the operation.

Financial Assets

Regular way purchases and sales of financial assets are recognized and derecognized on the trade date—the date on which the SMBC Group commits to purchase or sell the assets. Financial assets are derecognized when the contractual rights to receive cash flows from the financial assets have expired or where the SMBC Group has transferred substantially all the risks and rewards of ownership of the financial assets at a consolidated level. The SMBC Group consolidates all subsidiaries in accordance with IFRS 10 “Consolidated Financial Statements” before determining derecognition of financial assets.

Accounting policies applied from April 1, 2018

IFRS 9 requires all financial assets, including entire hybrid instruments, to be classified into three measurement categories, namely, amortized cost, fair value through other comprehensive income (“FVOCI”) and fair value through profit or loss (“FVPL”), based on the business model within which they are held and their contractual cash flow characteristics.

The SMBC Group has assessed the business models based on facts and circumstances at a portfolio level. Factors that are considered in determining the business model include policies and objectives for the relevant portfolio, how the performance and risks of the portfolio are managed, evaluated and reported to management, and the level of sales activity.

The SMBC Group has assessed the contractual cash flow characteristics of financial assets with reference to whether the contractual cash flows are solely payments of principal and interest (“SPPI”). Principal is defined as the fair value of the financial asset at initial recognition but it may change over the life of the financial asset as amounts are repaid. Interest is defined as consideration for the time value of money and the credit risk associated with the principal amount outstanding during a particular period of time. It can also include consideration for other basic lending risks such as liquidity risk and costs such as administrative costs associated with holding the financial asset for a particular period of time, as well as a profit margin. In assessing whether the contractual cash flows meet the conditions for SPPI, the SMBC Group considers the contractual terms of the financial asset. This includes assessing whether the financial asset contains a contractual term that could change the contractual cash flows so that it would not meet the conditions for SPPI, including leverage features, contingent events that would change the amount or timing of cash flows, contractual terms that limit the SMBC Group’s claim to cash flows from specified assets, and features that modify consideration of the time value of money.

Financial assets measured at amortized cost

Financial assets are measured at amortized cost if they are held within a business model whose objective is to hold the assets in order to collect contractual cash flows, and their contractual cash flows are SPPI. These financial assets are mainly included in “Loans and advances” and also in “Investment securities” in the consolidated statements of financial position. They are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition of the financial assets, and are subsequently measured at amortized cost using the effective interest method. Interest income on these financial assets using the effective interest method is recognized in “Net interest income” in the consolidated income statements.

Financial assets measured at fair value through other comprehensive income

Financial assets are measured at FVOCI if they are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and their contractual cash flows are SPPI. Financial assets measured at FVOCI are included in “Investment securities” in the consolidated statements of financial position. They are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition of the financial assets, and are subsequently measured at fair value. Gains and losses arising from changes in the fair value of these financial assets are recognized in other comprehensive income, until they are derecognized. At the time of derecognition, the cumulative gains or losses previously recognized in other comprehensive income are reclassified to profit or loss and are recognized in “Net investment income” in the consolidated income statements. Interest income calculated using the effective interest method, foreign currency gains and losses, and impairment gains and losses are recognized in “Net interest income,” “Net trading income” and “Impairment charges on financial assets” in the consolidated income statements, respectively.

In addition, the SMBC Group makes an irrevocable election at initial recognition, for particular non-trading equity instruments that would otherwise be measured at FVPL, to present subsequent changes in fair value in other comprehensive income. These financial assets are also included in “Investment securities” in the consolidated statements of financial position. They are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition of the financial asset, and are subsequently measured at fair value. Amounts presented in other comprehensive income are not subsequently transferred to profit or loss. Dividend income on equity instruments included in these financial assets is recognized in “Net investment income” in the consolidated income statements when the entity’s right to receive payment of the dividend is established.

Financial assets measured at fair value through profit or loss

Any financial assets that do not meet the criteria of amortized cost or FVOCI are classified as FVPL, unless the SMBC Group makes an irrevocable election for non-trading equity instruments to be measured at FVOCI. Financial assets of the SMBC Group classified as FVPL consist of financial assets held for trading, derivatives and financial assets mandatorily measured at FVPL.

Financial assets are classified as held for trading and are included in “Trading assets” in the consolidated statements of financial position, if they are acquired principally for the purpose of selling in the near term or if they are part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking.

Derivatives which are not designated as hedging instruments are classified as held for trading, and all derivatives are included in “Derivative financial instruments” in the consolidated statements of financial position. All derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

Financial assets mandatorily measured at FVPL, other than those held for trading and derivatives, are included in “Financial assets at fair value through profit or loss” in the consolidated statements of financial position.

The financial assets mentioned above are initially recognized at fair value with transaction costs being recognized in profit or loss, and are subsequently measured at fair value. Gains and losses arising from changes in the fair values of trading assets and derivatives held for trading, and interest and dividend income on trading assets are included in “Net trading income” in the consolidated income statements. Gains or losses arising from financial assets mandatorily measured at FVPL are included in “Net income (loss) from financial assets at fair value through profit or loss” in the consolidated income statements.

Additionally, financial assets measured at amortized cost or FVOCI can be designated at initial recognition to be measured at FVPL in order to eliminate or significantly reduce a measurement or recognition inconsistency. The SMBC Group does not make this designation.

Accounting policies applied until March 31, 2018

At initial recognition, the financial assets of the SMBC Group were classified into one of the following categories: trading assets, derivative financial instruments, financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments and available-for-sale financial assets.

Trading assets

Financial assets were classified as held for trading and were included in “Trading assets” in the consolidated statements of financial position, if they were acquired principally for the purpose of selling in the near term or if they were part of a portfolio of identified financial instruments that were managed together and for which there was evidence of a recent actual pattern of short-term profit-taking. Trading assets were initially recognized at fair value with transaction costs being recognized in the consolidated income statements, and were subsequently measured at fair value. Gains and losses arising from changes in the fair values of trading assets and net interest and dividend income on trading assets were included in “Net trading income” in the consolidated income statements.

Derivative financial instruments

Derivatives which were not designated as hedging instruments were classified as held for trading, and all derivatives were included in “Derivative financial instruments” in the consolidated statements of financial position. All derivatives were carried as assets when the fair value was positive and as liabilities when the fair value was negative. Derivatives were initially recognized at fair value with transaction costs being recognized in the consolidated income statements, and were subsequently measured at fair value. Gains and losses arising from changes in the fair values of derivatives held for trading, except for gains and losses on hedging instruments were included in “Net trading income” in the consolidated income statements.

The derivative component of a hybrid instrument containing both a derivative and non-derivative component (“host contract”) was referred to as an embedded derivative. Certain embedded derivatives were accounted for as separate derivatives, when their economic characteristics and risks were not closely related to those of the host contract, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative and the hybrid instrument was not carried at fair value through profit or loss. These embedded derivatives were measured at fair value and were presented in the consolidated statements of financial position together with the host contract.

Financial assets at fair value through profit or loss

Financial assets, other than those held for trading, were classified as financial assets at fair value through profit or loss and were included in “Financial assets at fair value through profit or loss” in the consolidated statements of financial position, if they met one of the following criteria, and were so designated by management:

•	the designation eliminated or significantly reduced a measurement or recognition inconsistency;

•	a group of financial assets was managed and its performance was evaluated on a fair value basis in accordance with a documented risk management or investment strategy; or

•

the instrument contained one or more embedded derivatives unless (a) the embedded derivative did not significantly modify the cash flows that otherwise would have been required by the contract or (b) it was clear with little or no analysis that separation was prohibited.

In addition, the SMBC Group classified the entire hybrid instrument at fair value through profit or loss when the SMBC Group was required to separate an embedded derivative from its host contract, but was unable to measure the embedded derivative separately either at acquisition or at the end of a subsequent reporting period. Financial assets at fair value through profit or loss were initially recognized at fair value with transaction costs being recognized in the consolidated income statements, and were subsequently measured at fair value. Gains and losses arising from changes in the fair value of such financial assets were included in “Net income (loss) from financial assets at fair value through profit or loss” in the consolidated income statements.

Loans and receivables

Loans and receivables were non-derivative financial assets with fixed or determinable payments that were not quoted in an active market, other than:

•

those that the SMBC Group intended to sell immediately or in the near term, which were classified as held for trading, and those that the SMBC Group upon initial recognition designated as at fair value through profit or loss;

•	those that the SMBC Group upon initial recognition classified as available-for-sale; or

•	those for which the SMBC Group might not recover substantially all of its initial investment, other than because of credit deterioration.

The financial assets classified as loans and receivables were mainly included in “Loans and advances” in the consolidated statements of financial position. Loans and receivables were initially recognized at fair value plus directly attributable transaction costs, and were subsequently measured at amortized cost using the effective interest method.

Held-to-maturity investments

Held-to-maturity investments were non-derivative financial assets quoted in an active market with fixed or determinable payments and fixed maturities that the SMBC Group had the positive intention and ability to hold to maturity. If the SMBC Group had been to sell other than an insignificant amount of held-to-maturity investments, the remaining investments in this category would have been reclassified as available-for-sale financial assets. Held-to-maturity investments were initially recognized at fair value plus directly attributable transaction costs, and were subsequently measured at amortized cost using the effective interest method.

Available-for-sale financial assets

Available-for-sale financial assets were non-derivative financial assets that were classified as available-for-sale at initial recognition or were not classified into any of the other categories described above. Available-for-sale financial assets were initially recognized at fair value plus directly attributable transaction costs, and were subsequently measured at fair value.

Gains and losses arising from changes in the fair value of available-for-sale financial assets were recognized in other comprehensive income, until they were derecognized or impaired. At that time, the cumulative gain or loss previously recognized in other comprehensive income was recognized in the consolidated income statements. However, interest income calculated using the effective interest method and foreign currency gains and losses on monetary assets classified as available-for-sale were recognized in the consolidated income statements. Dividends on available-for-sale equity instruments were recognized in the consolidated income statements when the entity’s right to receive payment was established.

Financial Liabilities

Financial liabilities, except for financial liabilities measured at fair value through profit or loss, are mainly included in “Deposits,” “Borrowings,” and “Debt securities in issue” in the consolidated statements of financial position. They are initially recognized at fair value, net of transaction costs that are directly attributable to the issue of the financial liabilities, and are subsequently measured at amortized cost using the effective interest method. Interest expense on these financial liabilities measured at amortized cost using the effective interest method is recognized in “Net interest income” in the consolidated income statements.

Financial liabilities measured at fair value through profit or loss consist of financial liabilities held for trading and derivatives whose fair values are negative.

Financial liabilities are classified as held for trading if they are incurred principally for the purpose of repurchasing in the near term or if they are part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking. Financial liabilities held for trading are included in “Trading liabilities” in the consolidated statements of financial position. Trading liabilities are initially recognized at fair value with transaction costs being recognized in profit or loss, and are subsequently measured at fair value. Gains and losses arising from changes in the fair values of trading liabilities and interest expense on trading liabilities are included in “Net trading income” in the consolidated income statements.

For derivatives other than the component of hybrid instrument, refer to “Financial assets measured at fair value through profit or loss” in the section “Financial Assets—Accounting policies applied from April 1, 2018.”

The derivative component of a hybrid instrument containing both a derivative and non-derivative component (“host contract”) is referred to as an embedded derivative. Certain embedded derivatives are accounted for as separate derivatives, when their economic characteristics and risks are not closely related to those of the host contract, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative and the hybrid instrument is not carried at fair value through profit or loss. These embedded derivatives are measured at fair value, while the host contracts are measured at amortized cost. These embedded derivatives are presented in the consolidated statements of financial position together with the host contract.

Following the adoption of IFRS 9 from April 1, 2018, if a financial liability is designated as at fair value through profit or loss, the amount of change in its fair value that is attributable to changes in own credit risk of that liability would be presented in other comprehensive income, rather than profit or loss. The SMBC Group does not make this designation.

Financial liabilities are derecognized when they have been redeemed or otherwise extinguished.

Hedge Accounting

The SMBC Group applies fair value hedge accounting started from the fiscal year ended March 31, 2019 and hedge accounting of net investments in foreign operations, in order to reflect the effect of risk management activities on its consolidated financial statements to mitigate the risk of changes in fair values of certain equity instruments elected to be measured at FVOCI and the foreign currency risk of exchange differences arising from the translation of net investments in foreign operations, respectively. For further information about hedge accounting, see Note 7 “Derivative Financial Instruments and Hedge Accounting—Hedge accounting.”

Fair value hedges

The SMBC Group designates equity derivatives as hedging instruments. Both the effective portion and ineffective portion of changes in the fair value of the hedging instruments are recognized in other comprehensive income, and amounts presented in other comprehensive income are not subsequently transferred to profit or loss.

Hedges of net investments in foreign operations

The SMBC Group designates currency derivatives and foreign currency denominated financial liabilities as hedging instruments. The effective portion of the gain or loss on the hedging instruments is recognized in other comprehensive income, whereas the ineffective portion of the gain or loss on the hedging instruments is recognized in “Net trading income” in the consolidated income statements. The cumulative gain or loss recognized in other comprehensive income is reclassified to profit or loss on the disposal or partial disposal of foreign operations.

Offsetting Financial Instruments

Financial assets and liabilities are offset and the net amount is reported in the consolidated statements of financial position, only if the SMBC Group currently has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis or to realize the asset and settle the liability simultaneously. In all other situations, they are presented on a gross basis.

Fair Value Measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining the fair value, the SMBC Group gives the highest priority to a quoted price in an active market for identical assets or liabilities. A market is regarded as active if transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis. If there is no active market for the asset or liability, the SMBC Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure the fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. In cases where the SMBC Group manages a group of financial assets and financial liabilities on the basis of its net credit risk exposure, the fair value of the group of financial assets and financial liabilities is measured on the basis of the price that would be received to sell a net long position (i.e., an asset) or paid to transfer a net short position (i.e., a liability) for the credit risk exposure provided that certain criteria set forth in IFRS 13 “Fair Value Measurement” are met. Details of fair value measurement are described in Note 43 “Fair Value of Financial Assets and Liabilities.”

Recognition of Deferred Day One Profit and Loss

The best evidence of the fair value of a financial instrument at initial recognition is normally the transaction price (i.e., the fair value of the consideration given or received). However, if the fair value at initial recognition is not evidenced by a quoted price in an active market for an identical asset or liability nor based on a valuation technique that uses only data from observable markets, the difference between the fair value at initial recognition and the transaction price, commonly referred to as “day one profit and loss,” is not recognized as a gain or loss but is adjusted to be deferred.

The SMBC Group has certain financial instruments, such as derivatives, hybrid financial instruments and certain loans and advances classified as FVPL where fair value is determined using valuation techniques for which not all inputs are observable in a market. Such a financial instrument is initially recognized at the transaction price which may be different from the fair value, and the day one profit and loss is not recognized as a gain or loss.

The timing of recognition of the deferred day one profit and loss is determined on an instrument by instrument basis. It is either amortized over the life of the transaction, deferred until fair value of the instrument can be determined using data from observable markets, or realized through settlement of the instrument.

Repurchase and Reverse Repurchase Agreements, and Securities Borrowing and Lending Agreements

In the ordinary course of business, the SMBC Group lends or sells securities under agreements to repurchase them at a predetermined price on a future date (“repos”). Since substantially all the risks and rewards of ownership are retained by the SMBC Group, the securities remain on the consolidated statements of financial position and a liability is recorded in respect of the consideration received. On the other hand, the SMBC Group borrows or purchases securities under agreements to resell them at a predetermined price on a future date (“reverse repos”). Since the SMBC Group does not retain the risks and rewards of ownership of the financial assets, these transactions are treated as collateralized loans and the securities are not included in the consolidated statements of financial position.

The SMBC Group measures repos and reverse repos at amortized cost. The difference between the sale and purchase price is accrued over the life of the transactions. Securities lent to counterparties remain on the consolidated statements of financial position. Securities borrowed are not recognized in the consolidated statements of financial position, unless these are sold to third parties, at which point the obligation to repurchase the securities is measured at fair value and included in “Trading liabilities” in the consolidated statements of financial position and any subsequent gain or loss is included in “Net trading income” in the consolidated income statements.

For the fiscal years ended March 31, 2019 and 2018, there were no transactions pursuant to repurchase agreements, securities lending transactions or other transactions involving the transfer of financial assets with an obligation to repurchase such transferred assets that were treated as sales and hence derecognized for accounting purposes.

Impairment of Financial Assets

Accounting policies applied from April 1, 2018

IFRS 9 introduces the ECL model for the recognition of impairment losses. The ECL model applies to financial assets measured at amortized cost, and debt instruments at FVOCI, lease receivables, certain loan commitments and financial guarantee contracts. Under the ECL model, an entity is required to account for expected credit losses from initial recognition of financial instruments and to recognize full lifetime expected losses on a timely basis.

Determining significant increase in credit risk

At each reporting date, credit risk on a financial asset is assessed and a loss allowance is measured at an amount equal to the ECL resulting from default events that are possible within the next 12 months, if the credit risk has not increased significantly since initial recognition (“Stage 1”). A loss allowance is measured at an amount equal to the ECL resulting from all possible default events over the expected life of the financial assets which are assessed to have experienced a significant increase in credit risk since initial recognition (“Stage 2”) or the credit-impaired financial assets (“Stage 3”). The expected life of a financial asset is the maximum contractual period over which it is exposed to credit risk. However, for certain revolving facilities including both a loan and an undrawn component, such as retail overdrafts and credit card facilities, the contractual ability to demand repayment and cancel the undrawn commitment does not limit the exposure to credit losses to the contractual notice period. The expected life of these revolving facilities is derived from the behavioral life calculated based on historical data.

Assessments on significant increases in credit risk are performed on an individual financial asset basis. The SMBC Group performs ECL recognition and measurement on a collective basis or an individual basis using reasonable and supportable information that is available without undue cost or effort, such as asset type, credit risk ratings, collateral collectability, past-due status and other relevant characteristics of financial instruments.

The SMBC Group determines whether there has been a significant increase in credit risk by comparing the risk of a default occurring on a financial instrument at the reporting date with that at the date of initial recognition, based on quantitative and qualitative assessments. As for the quantitative assessment, the SMBC Group measures increase of probability of default (“PD”) since initial recognition. If an obligor gets downgraded to a certain degree which reflects an increase of PD exceeding the threshold defined, a significant increase in credit risk is recognized. For example, origination obligor grade getting down by one to four grades is taken as a significant increase in credit risk where PD has increased since initial recognition. Numbers of obligor grade deterioration taken to identify significant increase in credit risk depend on credit quality at origination. The origination obligor grade with lower credit rating takes less downgrades to identify significant increase in credit risk than those with higher credit rating, due to the difference in increase of PD. Refer to Note 45 “Financial Risk Management” for information on obligor grading system of SMBC. As for the qualitative assessment, the SMBC Group evaluates credit risk characteristics of financial assets in accordance with the SMBC Group’s credit risk management practices. For example, certain financial assets that meet high credit risk criteria are transferred to Stage 2 from Stage 1. Moreover, financial assets whose principal and/or interest payments are more than 30 days past due are transferred to Stage 2. If there is no longer any observation of a significant increase in credit risk, the financial instrument will be transferred to Stage 1.

Determining credit-impaired financial assets

A financial asset is credit-impaired and classified to Stage 3 when one or more events that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. The criteria that the SMBC Group uses to determine that a financial asset is credit-impaired include:

•	significant financial difficulty of an issuer or an borrower;

•	a default or delinquency as more than 90 days past due in interest or principal payments;

•	restructuring of a financial asset by the SMBC Group due to the borrower’s financial difficulties;

•	indications that a borrower or issuer will enter bankruptcy; and

•	the disappearance of an active market for that financial asset because of the borrower’s financial difficulties.

If a financial asset is no longer credit-impaired, it will be transferred to Stage 2 or Stage 1.

The definition of default used for ECL recognition and measurement is consistent with that used for the SMBC Group’s internal credit risk management purposes. The SMBC Group manages credit risk with an internal credit rating system, which is consisted of the borrower categories to substandard borrowers, potentially bankrupt borrowers, effectively bankrupt borrowers, and bankrupt borrowers defined as default for ECL application (see Note 45 “Financial Risk Management”).

Purchased or originated credit-impaired financial assets (“POCI”) are financial assets considered credit-impaired at the time of initial recognition. They are measured at fair value on initial recognition and therefore no credit loss allowance is initially recognized. Subsequently, lifetime expected credit losses for POCI are measured as the difference between the financial asset’s amortized cost and the present value of future cash flows discounted at the financial asset’s credit-adjusted effective interest rate determined at initial recognition. Moreover, changes in lifetime expected credit losses are recognized as impairment charges.

Measurement of Expected Credit Losses

The SMBC Group measures ECL of a financial asset in a way that reflect an unbiased and probability-weighted amount, the time value of money, and reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions.

The ECL models have been built by leveraging the PD, loss given default (“LGD”) and exposure at default (“EAD”) used in the Basel III regulatory framework, for instance by adjusting certain conservative factors in those PDs and LGDs. For financial assets at Stage 1 and Stage 2, the SMBC Group uses the 12-month PDs developed to measure 12-month ECL and the lifetime PDs developed to measure lifetime ECL respectively, and considers forward-looking macroeconomics information. For financial assets at Stage 3, the SMBC Group applies the discounted cash flow (“DCF”) method for individually significant credit-impaired financial assets. For credit-impaired financial assets that are not individually significant, the SMBC Group applies the same formula used for Stage 2 with PD set at 100%. For portfolios where the above ECL models are not applicable, the SMBC Group adjusts historical data, such as credit loss experience, with current observable data to reflect the effects of current conditions and forecasts to reflect the possible effect of future conditions.

The DCF method is used to measure the ECL, which is the difference between the financial asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. If financial assets have a variable interest rate, the discount rate for measuring any impairment loss is the effective interest rate determined under the contract, for the current period. The estimated future cash flows are individually calculated taking into account factors including historical loss information, the appropriateness of the borrower’s business plan or operational improvement plan, the status of progress of its plan, the overall support from financial institutions, and the realizable value of any collateral held.

The SMBC Group incorporates forward looking information into the ECL measurement by obligor grading, macroeconomics factors and additional ECL adjustment if any. Obligor-specific forward-looking information is reflected in the obligor grade as a qualitative assessment. Refer to Note 45 “Financial Risk Management” for information on obligor grading system of the SMBC Group. To incorporate forward-looking information into the ECL models, the SMBC Group introduces an approach based on multiple scenarios. In this approach, three scenarios (base, upside and downside scenarios) are modelled to ensure an unbiased ECL calculation. Information considered in the development of the base scenario is aligned with information used for strategic planning, budgeting and risk management of the SMBC Group, and includes not only internal information but external information including economic data and forecasts publicly provided by Japanese governmental bodies, research institutes of the private-sector and international organizations conducting economic analysis and projections. The downside scenario is the adverse scenario and based on the stressed business environments such as serious economic recession and financial market disruption. Both the downside scenario and the upside scenario, which is the favorable scenario, are developed based on the premises of the base scenario and the past macroeconomic experiences. The SMBC Group has lower weights for the downside scenario and the upside scenario compared with the base scenario. Furthermore, additional ECL adjustment is applied in cases where known or expected risk factors or information have not been specifically considered in the ECL model and thus the ECL does not fully reflect current circumstances, events or conditions at relevant portfolio level.

The SMBC Group has identified the key macroeconomic drivers impacting on credit risks and losses in each major portfolio of financial assets and has estimated relationships between those key drivers and credit risks and losses using an analysis of historical data. For domestic and foreign loans to wholesale customers, the key drivers for credit risks and losses are the Japanese and global gross domestic product (“GDP”). For domestic loans to retail customers, the Japanese unemployment rate is applied as the key driver. Outcomes of the analysis are incorporated into PD for ECL recognition and measurement in a probability-weighted way.

ECLs are recognized through loss allowance accounts. Changes in the carrying amount of the loss allowance accounts are recognized as an impairment gain or loss and included in “Impairment charges on financial assets” in the consolidated income statement.

If a financial asset is determined to be uncollectible, it is written off against the related allowance for loan impairment. Uncollectible financial assets are normally written off when there is no reasonable expectation of further recovery after any collateral is foreclosed and the amount of the loss has been determined. Those assets primarily include loans to borrowers that have been legally or formally declared bankrupt and borrowers that may not have been legally or formally declared bankrupt but are essentially bankrupt.

If contractual terms of a loan have been modified, it is required to recalculate the gross carrying amount of that loan and recognize a modification gain or loss in profit or loss. Moreover, it is required to assess whether there has been a significant increase since initial recognition and the SMBC Group conducts analysis to monitor the change in credit risk subsequent to modification. However, if the new contractual terms are considered substantially different from the existing contractual terms, a new loan will be recognized at fair value and the existing loan will be derecognized.

Accounting policies applied until March 31, 2018

Loans and advances and held-to-maturity investments

At the end of each reporting period, the SMBC Group assessed whether there was any objective evidence that a financial asset or a group of financial assets was impaired.

A financial asset or a group of financial assets was impaired and impairment losses were incurred only if there was objective evidence of impairment as a result of one or more events that had occurred after the initial recognition of the asset (a “loss event”) and that loss event (or events) had an impact on the estimated future cash flows of the financial asset or group of financial assets that could be reliably estimated.

The criteria that the SMBC Group used to determine that there was objective evidence of an impairment loss included:

•	significant financial difficulty of an issuer or an obligor;

•	a default or delinquency in interest or principal payments;

•	restructuring of a financial asset by the SMBC Group due to the borrower’s financial difficulties on terms that the SMBC Group would have not otherwise considered;

•	indications that a borrower or issuer would enter bankruptcy;

•	disappearance of an active market for a security because of the borrower’s financial difficulties; and

•

other observable data relating to a group of assets, such as adverse changes in the payment status of borrowers or issuers in the group, or national or local economic conditions that correlated with defaults in the group.

The SMBC Group first assessed whether objective evidence of impairment existed individually for financial assets that were individually significant, and individually or collectively for financial assets that were not individually significant. If the SMBC Group determined that no objective evidence of impairment existed for an individually assessed financial asset, whether significant or not, it included the asset in a group of financial assets with similar credit risk characteristics and collectively assessed them for impairment. Assets that were individually assessed for impairment and for which an impairment loss was or continued to be recognized were not included in the collective assessment of impairment.

The allowance for individually significant impaired financial assets was measured by DCF method, which was used to calculate the difference between the financial asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that had not been incurred) discounted at the financial asset’s original effective interest rate. If financial assets had a variable interest rate, the discount rate for measuring any impairment loss was the effective interest rate determined under the contract, for the current period. The estimated future cash flows were individually calculated taking into account factors including historical loss information, the appropriateness of the borrower’s business plan or operational improvement plan, the status of progress of its plan, the overall support from financial institutions, and the realizable value of any collateral held.

The collective allowance for financial assets was classified into two types: (1) the allowance for impaired financial assets that were not individually significant, and (2) the allowance for non-impaired financial assets, which reflected incurred but not yet identified (“IBNI”) losses for the period between the impairment occurring and the loss being identified. The collective allowance was estimated by applying historical loss experience to groups of homogenous loans. The historical loss experience data included the number of borrowers for whom objective evidence of impairment had been identified for the most recent rolling one-year period, and the amount ultimately recovered from impaired financial assets. The SMBC Group had collected and accumulated historical data on amounts ultimately recovered from impaired financial assets. The homogeneous groups were determined on the basis of similar credit risk characteristics. For every group, the SMBC Group’s grading processes were established considering asset type, industry, geographical location, collateral type, past-due status and other relevant characteristics. These characteristics were relevant to the estimation of future cash flows for groups of such assets as being indicative of the debtors’ ability to pay all amounts due according to the contractual terms of the assets being evaluated. Historical loss experience was adjusted on the basis of current observable data, including bankruptcy trends after the occurrence of significant events which had had a negative effect on the global economy and the economies in which a large portion of the SMBC Group’s assets were located, to reflect the effects of current conditions that had not affected the period on which the historical loss experience was based and to remove the effects of conditions in the historical period that did not currently exist.

The carrying amount of the asset was reduced by the impairment loss either directly or through the use of an allowance account. Changes in the carrying amount of the allowance account were recognized in the consolidated income statement. If, in a subsequent period, the amount of the impairment loss decreased and the decrease could be related objectively to an event occurring after the impairment had been recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment loss was reversed by adjusting the allowance account. The amount of the reversal was recognized in “Impairment charges on financial assets” in the consolidated income statement.

If a financial asset was determined to be uncollectible, it was written off against the related allowance account. Uncollectible financial assets were normally written off when there was no reasonable expectation of further recovery after any collateral was foreclosed and the amount of the loss had been determined. Those assets primarily included loans to borrowers that had been legally or formally declared bankrupt and borrowers that might not have been legally or formally declared bankrupt but were essentially bankrupt.

Loans and advances that would have otherwise been past due or impaired, but whose terms had been renegotiated without providing any financial concessions, were not classified as impaired loans and advances as the terms of the renegotiated loans and advances did not result in a decrease in the net present value of the loan discounted at its original effective interest rate. A collective allowance was estimated for these loans and advances by including them in homogenous groups on the basis of applying the SMBC Group’s grading process, taking into account the renegotiation and their consequent higher risk status. These loans and advances were continually assessed for impairment until maturity or derecognition.

In addition, provisions for loan commitments were calculated where it was probable that the SMBC Group would incur a loss and recognized in other provisions.

Available-for-sale financial assets

At the end of each reporting period, the SMBC Group assessed whether there was objective evidence that a financial asset or a group of financial assets was impaired. In the case of equity instruments classified as available-for-sale, a significant or prolonged decline in the fair value of the instruments below cost was also considered in determining whether the assets were impaired. In the case of debt instruments classified as available-for-sale, impairment was assessed based on the same criteria as for loans and advances and held-to-maturity investments. If any objective evidence of impairment existed for available-for-sale financial assets, the cumulative loss—measured as the difference between the cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss—was removed from equity and recognized in the consolidated income statement.

Impairment losses recognized in the consolidated income statement on equity instruments classified as available-for-sale were not reversed through the consolidated income statement. For debt instruments classified as available-for-sale, if the fair value recovered in a subsequent period and it could be objectively associated with an event occurring after the impairment loss had been recognized in the consolidated income statement, the impairment loss was reversed through the consolidated income statement.

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

The residual values and useful lives are reviewed and adjusted, if appropriate, at the end of each reporting period. Gains and losses on disposal are determined by comparing the proceeds with the carrying amount. These are included in “Other income” and “Other expenses” in the consolidated income statements.

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

Impairment of Non-Financial Assets

Non-financial assets are reviewed for impairment at the end of each reporting period and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If any such indication exists, the asset’s recoverable amount is estimated. An impairment loss is recognized in the consolidated income statements if the asset’s carrying amount is greater than its estimated recoverable amount. The recoverable amount is estimated as the higher of the asset’s fair value less costs to sell and value in use. Value in use is the present value of the future cash flows expected to be derived from the asset. In addition, irrespective of whether there is any indication of impairment, intangible assets that have an indefinite useful life are tested for impairment annually.

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

Leases

As lessee

A lease agreement in which the lessor does not transfer to the lessee substantially all the risks and rewards of ownership of assets is classified as an operating lease. The leases entered into by the SMBC Group as a lessee are primarily operating leases. Operating lease payments, net of lease incentives received from the lessor, are recognized in the consolidated income statements on a straight-line basis over the lease term.

A lease agreement in which the lessor transfers to the lessee substantially all the risks and rewards of ownership of assets, with or without ultimate legal title, is classified as a finance lease. For finance leases, the SMBC Group initially recognizes the leased asset at the lower of the fair value of the asset or the present value of the minimum lease payments. Subsequent to initial recognition, assets are accounted for in accordance with the accounting policy applicable to those assets. The corresponding liability to the lessor is recognized as a lease obligation within “Borrowings” in the consolidated statements of financial position. Interest expense is recognized over the term of the lease based on the interest rate implicit in the lease so as to give a constant rate of interest on the remaining balance of the liability.

As lessor

When the SMBC Group acts as a lessor in an operating lease, the assets for rent are included in “Property, plant and equipment” in the consolidated statements of financial position and are depreciated over their expected useful lives on a basis consistent with similar assets in property, plant and equipment. Income from operating leases (net of any incentives given to the lessee) is recognized on a straight-line basis over the lease term and included in “Other income” in the consolidated income statements. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased assets and recognized as an expense on a straight-line basis over the lease term.

When the SMBC Group is a lessor in a finance lease, the leased assets are derecognized and the present value of the future lease payments is recognized as a lease receivable within “Loans and advances” in the consolidated statements of financial position. The difference between the gross receivables, i.e., undiscounted future cash flows, and the present value of the receivables is recognized as unearned finance income. Finance income is recognized over the lease term based on a pattern reflecting a constant periodic rate of return on the net investment in the finance lease.

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

Cash and Cash Equivalents

For the purposes of the consolidated statements of cash flows, cash and cash equivalents include cash on hand, demand deposits, and other short-term highly liquid financial assets with original maturities of three months or less, which are subject to insignificant risk of changes in their fair value.

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

Financial Guarantee Contracts

Financial guarantee contracts are contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs when a specified debtor fails to make payments due in accordance with the original or modified terms of a debt instrument. Such financial guarantees are given to banks, financial institutions and other bodies on behalf of customers to secure loans, overdrafts and other banking facilities. Financial guarantees are initially recognized at fair value on the date the guarantee is given.

Accounting policies applied from April 1, 2018

Financial guarantees are subsequently measured at the higher of the loss allowance and the amount initially recognized less the cumulative income recognized at the reporting date, and is included in “Other liabilities” in the consolidated statements of financial position. Any change in the loss allowance relating to financial guarantee contracts is included in “Impairment charges on financial assets” in the consolidated income statements.

Accounting policies applied until March 31, 2018

Financial guarantees were subsequently measured at the higher of the initial measurement, less amortization calculated to recognize in the consolidated income statements the fee income earned over the guarantee period, and the best estimate of the expenditure required to settle any financial obligation arising at the end of the reporting period. Any increase in the liability relating to financial guarantee contracts was included in “Other expenses” in the consolidated income statements.

Employee Benefits

The SMBC Group operates various retirement benefit plans and other employee benefit plans.

Retirement benefits

The SMBC Group has defined benefit plans, such as defined benefit pension plans and lump-sum severance indemnity plans, and defined contribution plans.

Defined benefit plans

The liabilities and the assets recognized in the consolidated statements of financial position in respect of defined benefit plans are the present value of the defined benefit obligation less the fair value of plan assets.

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

Past service costs are recognized immediately in the consolidated income statements.

When the calculations above result in a benefit to the SMBC Group, the recognized asset is limited to the present value of any economic benefits available in the form of any refunds from the plan or reductions in future contributions to the plan. An economic benefit is available to the SMBC Group if it is realizable during the life of the plan or on settlement of the plan obligations.

Defined contribution plans

Contributions to defined contribution plans are recognized as an expense in the consolidated income statements when they are due.

Other long-term employee benefits

The SMBC Group’s net obligation with respect to long-term employee benefits other than retirement benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value and the fair value of any related assets is deducted. The discount rates are market yields of AA credit-rated corporate bonds that have terms to maturity approximating those of the related obligations. The calculation of obligations is performed using the projected unit credit method. Any actuarial gains or losses and past service costs are recognized in the consolidated income statements in the period in which they arise.

Short-term employee benefits

Short-term employee benefits, such as salaries, paid absences and other benefits are accounted for on an accrual basis over the period in which employees have provided services. Bonuses are recognized to the extent that the SMBC Group has a present obligation to its employees that can be measured reliably.

Income Tax

Income tax expense comprises current and deferred taxes. Income tax expense is recognized in the consolidated income statements except for that related to items recognized directly in equity. In such case, the income tax expense is recognized in equity.

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

Interest Income and Expense

Interest income and expense for all financial instruments, except for those classified as financial assets at fair value through profit or loss, are recognized in “Interest income” and “Interest expense” in the consolidated income statements using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability and of allocating the interest income or interest expense over the relevant period.

The effective interest rate is the rate that discounts the estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period to the gross carrying amount of a financial asset or to the amortised cost of a financial liability. When calculating the effective interest rate, the SMBC Group estimates cash flows, considering the contractual terms of the financial instrument but not including ECL. The calculation includes fees and points paid or received between parties to the contract that are an integral part of the effective interest rate of the financial instrument, transaction costs and other premiums or discounts.

The effective interest method is used for calculating interest income by applying the effective interest rate to the gross carrying amount of a financial asset. However, for credit-impaired financial assets subsequent to initial recognition, interest income is calculated by applying the effective interest rate to the amortized cost of the financial assets.

Fee and Commission Income

Accounting policies applied from April 1, 2018

The SMBC Group recognizes fee and commission income in accordance with the five-step model. This model requires the SMBC Group to (i) identify the contract with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

Fee and commission income arises from a diverse range of services that the SMBC Group provides to its customers. Fee and commission income can be divided into two categories: fee and commission income from transaction services which is recognized at the point in time when the transaction takes place, and fee and commission income from services which is recognized over the time as the services are provided. Fee and commission income from transaction services includes fees on credit card business, fees and commissions on the securities business, underwriting fees, brokerage fees, investment trusts sales commissions, fees on funds transfer and collection services, loan syndication fees for arranging a loan and fee and commission income from other services. Fee and commission income from services that are provided over a period of time includes fiduciary fees, investment fund management fees, loan commitments fees from which specific lending is unlikely to be drawn down and fee and commission income from other services.

Accounting policies applied until March 31, 2018

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

Net Income (Loss) from Financial Assets at Fair Value through Profit or Loss

Net income (loss) from financial assets at fair value through profit or loss includes all gains and losses arising from changes in the fair value of financial assets mandatorily measured at FVPL other than trading assets and derivative financial instruments, disposal of such assets, and interest and dividend income on these financial assets.

Net Investment Income

Accounting policies applied from April 1, 2018

Net investment income includes gains and losses on the disposal of debt instruments measured at fair value through other comprehensive income, and dividend income from equity instruments measured at fair value through other comprehensive income.

Accounting policies applied until March 31, 2018

Net investment income included gains and losses on the disposal of available-for-sale financial assets, and dividends from available-for-sale equity instruments.

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

The SMBC Group will recognize a lease liability measured at the present value of remaining cash flows on the lease. The corresponding right of use asset will be calculated at an amount equal to the lease liability adjusted by the amount of prepaid or accrued lease payments related to that lease. The primary impact of IFRS 16 adoption is expected to be where the SMBC Group is a lessee in contracts for land and buildings which were off-balance sheet under IAS 17. The SMBC Group expects to apply a modified retrospective approach, without restatement of comparative figures. On April 1, 2019, assets and liabilities are expected to increase by approximately ¥400 billion and ¥400 billion, respectively. This estimate is based on accounting policies, assumptions, judgments and estimation techniques that remain subject to change until the SMBC Group finalizes its financial statements for the fiscal year ending March 31, 2020. There is no material impact on shareholders’ equity.

IFRIC 23 “Uncertainty over Income Tax Treatments”

In June 2017, the IASB published IFRIC 23 “Uncertainty over Income Tax Treatments,” which clarifies how to apply the recognition and measurement requirements in IAS 12 “Income Taxes” when there is uncertainty over income tax treatments. IAS 12 specifies how to account for current and deferred tax, but not how to reflect the effects of uncertainty. This interpretation adds to the requirements in IAS 12 by specifying how to reflect the effects of uncertainty in accounting for income taxes. The interpretation is effective for annual periods beginning on or after January 1, 2019 and is not expected to have a material impact on the SMBC Group’s consolidated financial statements.

Prepayment Features with Negative Compensation (Amendments to IFRS 9)

In October 2017, the IASB issued amendments to IFRS 9 to allow entities to measure particular prepayable financial assets with negative compensation at amortized cost or at fair value through other comprehensive income instead of at fair value through profit or loss, if a specified condition is met. The amendments are effective for annual periods beginning on or after January 1, 2019 and are not expected to have a material impact on the SMBC Group’s consolidated financial statements.

Long-term Interests in Associates and Joint Ventures (Amendments to IAS 28)

In October 2017, the IASB issued amendments to IAS 28 to clarify that entities account for long-term interests in an associate or joint venture, to which the equity method is not applied, using IFRS 9. The amendments are effective for annual periods beginning on or after January 1, 2019 and are not expected to have a material impact on the SMBC Group’s consolidated financial statements.

Annual Improvements to IFRSs 2015-2017 Cycle

In December 2017, the IASB issued Annual Improvements to IFRSs 2015-2017 Cycle, which is a collection of amendments to four IFRSs. These are amendments that either clarify the wording in the standard or correct relatively minor oversights or conflicts between existing requirements of the standards. These improvements include the amendments effective for annual periods beginning on or after January 1, 2019 and are not expected to have a material impact on the SMBC Group’s consolidated financial statements.

Plan Amendment, Curtailment or Settlement (Amendments to IAS 19)

In February 2018, the IASB issued amendments to IAS 19 “Employee Benefits” to clarify how to determine current service cost and net interest for the period after a change to a defined benefit plan. When a change to a plan such as an amendment, curtailment or settlement takes place, IAS 19 requires an entity to remeasure its net defined benefit liability or asset. The amendments require an entity to use the updated assumptions from this remeasurement to determine current service cost and net interest for the remainder of the reporting period after the change to the plan. The amendments are effective for annual periods beginning on or after January 1, 2019 and are not expected to have a material impact on the SMBC Group’s consolidated financial statements.

Definition of a Business (Amendments to IFRS 3)

In October 2018, the IASB issued amendments to IFRS 3 “Business Combinations” to clarify the definition of a business, with the objective of assisting entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The amended definition emphasizes that the output of a business is to provide goods and services to customers, whereas the previous definition focused on returns in the form of dividends, lower costs or other economic benefits to investors and others. The amendments are effective for annual periods beginning on or after January 1, 2020. The SMBC Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.

Definition of Material (Amendments to IAS 1 and IAS 8)

In October 2018, the IASB issued amendments to IAS 1 “Presentation of Financial Statements” and IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” to clarify the definition of material and how it should be applied by including in the definition guidance that had featured elsewhere in IFRS. The updated definition of material makes it easier for entities to decide whether information should be included in their financial statements. The amendments are effective for annual periods beginning on or after January l, 2020.

IFRS 17 “Insurance Contracts”

In May 2017, the IASB published IFRS 17 “Insurance Contracts,” which establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts, replacing IFRS 4 “Insurance Contracts.” IFRS 4 provided entities dispensation to carry on accounting for insurance contracts using national accounting standards, resulting in a multitude of different approaches. IFRS 17 requires all insurance contracts to be accounted for in a consistent manner. Insurance obligations will be accounted for by using present values instead of historical cost. The standard is currently effective for annual periods beginning on or after January 1, 2021. The IASB has voted on delaying the mandatory application date by one year but it has not been approved yet. The SMBC Group is currently evaluating the potential impact that the adoption of the standard will have on its consolidated financial statements.

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

Allowance for Loan Losses

The allowance for loan losses is measured under the ECL model which requires the use of complex models and significant assumptions about future economic conditions and credit behavior. A number of significant judgments are also required in applying the accounting requirements for measuring ECL, such as:

•	determining criteria for a significant increase in credit risk since initial recognition;

•	measuring ECL by choosing appropriate models and assumptions;

•	incorporating forward-looking information; and

•

estimating the expected future cash flows by taking into account factors such as historical loss information, the appropriateness of the borrower’s business plan or operational improvement plan, the status of progress of its plan, the overall support from financial institutions, and the realizable value of any collateral held.

Management estimates and judgments may change from time to time as the economic environment changes or new information becomes available. Changes in these estimates and judgments will result in a different allowance for loan losses and may have a direct impact on impairment charges.

Impairment charges on loans and advances amounting to ¥122,927 million, ¥126,623 million and ¥141,457 million were recognized for the fiscal years ended March 31, 2019, 2018 and 2017, respectively. For additional information, refer to Note 10 “Loans and Advances” and Note 32 “Impairment Charges on Financial Assets.”

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

Impairment of Goodwill

Goodwill is tested for impairment on an annual basis or more frequently if events or changes in circumstances indicate that it may not be recoverable. If any such indication exists, then its recoverable amount is estimated. The process to determine the recoverable amount is inherently uncertain because such recoverable amount is determined based on a number of management estimates and judgments. The SMBC Group determines the recoverable amount using the estimated future cash flows, pre-tax discount rates, growth rates, and other factors. The estimation of future cash flows inherently reflects management judgments, even though such forecasts are prepared taking into account actual performance and external economic data. The pre-tax discount rates and growth rates may be significantly affected by market interest rates or other market conditions, which are beyond management’s control, and therefore significant management judgments are made to determine these assumptions. These management judgments are made based on the facts and circumstances at the time of the impairment test, and may vary depending on the situation and the time. Changes in management judgments may result in different impairment test results and different impairment amounts recognized. For the fiscal years ended March 31, 2019, 2018 and 2017, impairment losses on goodwill were ¥62,624 million, ¥28,607 million and ¥74,616 million, respectively. For additional information, refer to Note 14 “Intangible Assets.”

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

Management estimates and judgments may change from time to time as the legal environment and market conditions change or new information becomes available. Changes in these estimates and judgments could affect the balance of provision for interest repayment. Provision for interest repayment is recorded in provisions as a liability, and it totaled ¥148,409 million and ¥145,179 million at March 31, 2019 and 2018, respectively. For additional information, refer to Note 20 “Provisions.”

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

The difference between the fair value of the plan assets and the present value of the defined benefit obligation at the end of the reporting period is recognized as assets and liabilities in the consolidated statements of financial position. When this calculation for each plan results in a benefit to the SMBC Group, the recognized asset is limited to the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan. An economic benefit is available to the SMBC Group, if it is realizable during the life of the plan or on settlement of the plan obligation. The net total of assets and liabilities in the consolidated statements of financial position amounted to net assets of ¥232,456 million and ¥279,567 million at March 31, 2019 and 2018, respectively. For additional information, refer to Note 23 “Retirement Benefits.”

Deferred Tax Assets

Deferred tax assets relating to tax losses carried forward and deductible temporary differences are recognized, only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the deductible temporary differences can be utilized. This assessment requires significant management estimates and judgments. Future taxable profit is estimated based on, among other relevant factors, forecasted results of operations, which are based on historical financial performance and the business plans that management believes to be prudent and feasible. While the SMBC Group carefully assesses the realization of tax losses carried forward and deductible temporary differences, the actual taxable profit in the future may be less than the forecast. The deferred tax assets amounted to ¥37,073 million and ¥19,436 million in the consolidated statements of financial position at March 31, 2019 and 2018, respectively, while the net total of deferred tax assets and liabilities amounted to net liabilities of ¥230,292 million and ¥378,305 million at March 31, 2019 and 2018, respectively. For additional information, refer to Note 22 “Deferred Income Tax.”

Critical accounting estimates and judgments applied until March 31, 2018

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

Wholesale Business Unit

The Wholesale Business Unit provides financing, investment management, risk hedging, and settlement services as well as financial solutions that respond to wide-ranging client needs in relation to M&A and other advisory services and leasing, primarily for large-and mid-sized corporate clients in Japan. This business unit mainly consists of the wholesale businesses of SMBC, SMBC Trust Bank Ltd. (“SMBC Trust Bank”) and Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”) and SMBC Nikko Securities Inc. (“SMBC Nikko Securities”).

Retail Business Unit

The Retail Business Unit provides financial services to both consumers residing in Japan and domestic small-sized companies, and mainly consists of the retail business of SMBC, SMBC Trust Bank and SMBC Nikko Securities together with three consumer finance companies, Sumitomo Mitsui Card Company, Limited, Cedyna Financial Corporation and SMBC Consumer Finance Co., Ltd. This business unit offers a wide range of products and services for consumers, including wealth management, settlement services, consumer finance and housing loans, in order to address the financial needs of all individual customers. For small-sized companies, this business unit provides a wide array of financial products and services to comprehensively address business owners’ needs as both corporate managers and individuals such as business and asset succession.

International Business Unit

The International Business Unit supports the global businesses of a diverse range of clients, such as Japanese companies operating overseas, non-Japanese companies, financial institutions, and government agencies and public corporations of various countries. This business unit provides a variety of tailored products and services to meet customer and market requirements, including loans, deposits, clearing services, trade finance, project finance, loan syndication, derivatives, global cash management services, leasing and securities business such as underwriting activities. This business unit mainly consists of the international businesses of SMBC, SMBC Trust Bank, SMFL, SMBC Nikko Securities and their foreign subsidiaries.

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

Head office account and others

The Head office account and others represent the difference between the aggregate of the Wholesale Business Unit, the Retail Business Unit, the International Business Unit and the Global Markets Business Unit, and the SMBC Group as a whole. It mainly consists of administrative expenses related to headquarters operations, other subsidiaries and equity-method associates and joint ventures, including The Japan Research Institute, Limited and Sumitomo Mitsui DS Asset Management Company, Limited, which was formed through the merger of Sumitomo Mitsui Asset Management Company, Limited and Daiwa SB Investments Ltd., on April 1, 2019. It also includes internal transactions between the SMBC Group companies, which are eliminated in the consolidated financial statements.

Measurement of Segment Profit or Loss

The business segment information is prepared under the management approach. Consolidated net business profit is used as a profit indicator of banks in Japan. Consolidated net business profit of each segment is calculated by deducting general and administrative expenses (i.e., the total of personnel expense, non-personnel expense and tax), and by adding or deducting others (i.e., share of profit or loss of equity-method associates and joint ventures and cooperated profit and loss based on internal managerial accounting) to or from consolidated gross profits (i.e., the total of net interest income, trust fees, net fee and commission income, net trading income and net other operating income). While the SMBC Group’s disclosure complies with the requirements on segment information in accordance with IFRS, the figures reported to management and disclosed herein are prepared under accounting principles generally accepted in Japan (“Japanese GAAP”). Consequently, the business segment information does not agree with the figures in the consolidated financial statements under IFRS. These differences are addressed in the “Reconciliation of Segmental Results of Operations to Consolidated Income Statements.”

Information regarding the total assets of each segment is not used by management in deciding how to allocate resources and assess performance. Accordingly, total assets are not included in the business segment information.

Segmental Results of Operations

For the fiscal year ended March 31, 2019:

	Wholesale Business Unit(3)	Retail Business Unit	International Business Unit(3)	Global Markets Business Unit	Head office account and others(3)	Total
	(In billions)
Consolidated gross profit(1)	¥784.9	¥1,281.6	¥689.6	¥333.6	¥(243.5)	¥2,846.2
General and administrative expenses	(345.1)	(1,021.4)	(333.4)	(54.2)	39.0	(1,715.1)
Others(2)	45.1	14.4	38.9	19.1	(56.3)	61.2

Consolidated net business profit	¥484.9	¥274.6	¥395.1	¥298.5	¥(260.8)	¥1,192.3

For the fiscal year ended March 31, 2018:

	Wholesale Business Unit	Retail Business Unit	International Business Unit	Global Markets Business Unit	Head office account and others	Total
	(In billions)
Consolidated gross profit(1)	¥772.9	¥1,311.7	¥632.0	¥356.2	¥(91.7)	¥2,981.1
General and administrative expenses	(347.9)	(1,027.7)	(280.7)	(53.9)	(106.0)	(1,816.2)
Others(2)	53.7	15.6	46.9	17.5	(94.8)	38.9

Consolidated net business profit	¥478.7	¥299.6	¥398.2	¥319.8	¥(292.5)	¥1,203.8

For the fiscal year ended March 31, 2017:

	Wholesale Business Unit	Retail Business Unit	International Business Unit	Global Markets Business Unit	Head office account and others	Total
	(In billions)
Consolidated gross profit(1)	¥776.4	¥1,313.9	¥566.1	¥346.8	¥(82.5)	¥2,920.7
General and administrative expenses	(344.8)	(1,041.1)	(241.2)	(50.2)	(135.1)	(1,812.4)
Others(2)	45.6	12.1	38.5	8.2	(79.8)	24.6

Consolidated net business profit	¥477.2	¥284.9	¥363.4	¥304.8	¥(297.4)	¥1,132.9

(1)

Consolidated gross profit = (Interest income – Interest expenses) + Trust fees + (Fee and commission income – Fee and commission expenses) + (Trading income – Trading losses) + (Other operating income – Other operating expenses).

(2)	“Others” includes share of profit or loss of equity-method associates and joint ventures and cooperated profit and loss, that is, profit and loss double-accounted for in the managerial accounting.
(3)

Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”) became a joint venture from a consolidated subsidiary of the SMBC Group on November 28, 2018. However, for managerial accounting purposes, the full year results of SMFL were included in those of the Wholesale Business Unit and the International Business Unit, while its results after it became a joint venture of the SMBC Group were deducted from those of Head office account and others. For consistency with financial results, the SMBC Group’s share of the profit of SMFL as our joint venture recognized in the consolidated income statement was included in others in the Head office account and others.

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

	For the fiscal year ended March 31,
	2019	2018	2017
	(In billions)
Consolidated net business profit	¥1,192.3	¥1,203.8	¥1,132.9
Differences between management reporting and Japanese GAAP:
Total credit costs	(110.3)	(94.2)	(164.4)
Gains on equity instruments	116.3	118.9	55.0
Extraordinary gains or losses and others	(74.7)	(119.6)	(44.2)

Profit before tax under Japanese GAAP	1,123.6	1,108.9	979.3

Differences between Japanese GAAP and IFRS:
Scope of consolidation	0.1	(1.6)	(12.0)
Derivative financial instruments	31.3	(20.7)	(110.9)
Investment securities	(129.5)	68.8	(8.8)
Loans and advances	(23.2)	(33.5)	(0.7)
Investments in associates and joint ventures	(86.5)	(1.6)	(15.9)
Property, plant and equipment	(1.2)	1.0	1.3
Lease accounting	(1.4)	(0.5)	(3.7)
Defined benefit plans	(51.4)	(13.2)	22.9
Foreign currency translation	1.3	12.7	3.6
Classification of equity and liability	11.9	14.1	8.4
Others	(43.1)	(15.4)	16.9

Profit before tax under IFRS	¥831.9	¥1,119.0	¥880.4

On April 1, 2018, the SMBC Group adopted IFRS 9 and IFRS 15 retrospectively by adjusting the consolidated statement of financial position at the date of initial application, and has not restated comparatives as permitted by IFRS 9 and IFRS 15. Therefore, the accounting standards under IFRS for the fiscal year ended March 31, 2019 are different from those for the fiscal years ended March 31, 2018 and 2017, when calculating the differences in profit before tax between Japanese GAAP and IFRS. See Note 2 “Summary of Significant Accounting Policies” for further information on accounting changes.

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

	For the fiscal year ended March 31,
	2019	2018	2017
	(In millions)
Domestic(1):
Japan	¥2,114,145	¥2,670,858	¥2,356,627

Total domestic	2,114,145	2,670,858	2,356,627

Foreign(1)(2):
Americas	315,531	350,118	313,742
Europe and Middle East	371,413	484,807	401,320
Asia and Oceania	401,357	306,564	276,206

Total foreign	1,088,301	1,141,489	991,268

Total operating income(3)	¥3,202,446	¥3,812,347	¥3,347,895

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

5	CASH AND DEPOSITS WITH BANKS

Cash and deposits with banks at March 31, 2019 and 2018 consisted of the following:

	At March 31,
	2019	2018
	(In millions)
Cash	¥1,062,952	¥703,138
Deposits with banks	56,700,489	53,992,931

Total cash and deposits with banks	¥57,763,441	¥54,696,069

The reconciliation of cash and cash equivalents used for the purposes of the consolidated statements of cash flows at March 31, 2019, 2018 and 2017 is shown as follows:

	At March 31,
	2019	2018	2017
	(In millions)
Cash and deposits with banks	¥57,763,441	¥54,696,069	¥47,330,155
Less: term deposits with original maturities over three months	(532,784)	(627,837)	(606,795)
Less: cash segregated as deposits and others	(514,128)	(667,099)	(478,541)
Add: cash and cash equivalents included in assets held for sale	—	15,323	—

Cash and cash equivalents	¥56,716,529	¥53,416,456	¥46,244,819

Private depository institutions in Japan are required to maintain certain minimum reserve funds with the Bank of Japan, based on average deposit balances and certain other factors. There are similar reserve deposit requirements for the SMBC Group’s foreign offices engaged in banking businesses in foreign countries. At March 31, 2019, 2018 and 2017, the reserve funds required to be maintained by the SMBC Group, which were included in cash and cash equivalents, amounted to ¥1,784,466 million, ¥1,689,340 million and ¥1,644,684 million, respectively.

6	TRADING ASSETS

Trading assets at March 31, 2019 and 2018 consisted of the following:

	At March 31,
	2019	2018
	(In millions)
Debt instruments	¥2,480,903	¥2,841,148
Equity instruments	286,788	327,975

Total trading assets	¥2,767,691	¥3,169,123

Trading debt instruments mainly consist of Japanese government bonds. Trading equity instruments mainly consist of publicly traded Japanese stocks.

7	DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING

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

Derivatives are financial instruments that derive their value from the price of underlying items such as interest rates, foreign exchange rates, equities, bonds, commodities, credit spreads and other indices. The SMBC Group’s derivative financial instruments mainly consist of interest rate derivatives and currency derivatives. Interest rate derivatives include interest rate swaps, interest rate options and interest rate futures. Currency derivatives include foreign exchange forward transactions, currency swaps and currency options.

The tables below represent the derivative financial instruments by type and purpose of derivatives at March 31, 2019 and 2018.

	At March 31, 2019
	Trading			Risk Management(1)
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities
	(In millions)
Interest rate derivatives	¥779,291,352	¥1,738,231	¥1,484,122	¥51,692,181	¥270,514	¥340,931
Futures	63,332,406	44,812	46,428	2,220,000	—	149
Listed Options	134,733,142	24,131	2,593	—	—	—
Forwards	54,486,370	642	939	—	—	—
Swaps	444,347,278	1,561,977	1,290,977	49,315,116	267,094	340,752
OTC Options	82,392,156	106,669	143,185	157,065	3,420	30
Currency derivatives	132,054,681	1,167,833	935,956	10,260,443	119,077	176,822
Futures	3,942	22	—	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	79,268,300	488,211	415,097	2,246,274	18,370	57,069
Swaps	46,014,820	594,144	441,257	8,014,169	100,707	119,753
OTC Options	6,767,619	85,456	79,602	—	—	—
Equity derivatives	3,048,195	61,761	96,140	48,511	1,856	30
Futures	933,068	4,418	2,313	—	—	—
Listed Options	1,259,343	29,384	56,854	—	—	—
Forwards	—	—	—	—	—	—
Swaps	119,145	654	8,477	48,511	1,856	30
OTC Options	736,639	27,305	28,496	—	—	—
Commodity derivatives	225,655	7,517	5,848	—	—	—
Futures	28,823	445	415	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	—	—	—	—	—	—
Swaps	183,117	7,006	5,019	—	—	—
OTC Options	13,715	66	414	—	—	—
Credit derivatives	1,562,100	15,785	11,924	—	—	—

Total derivative financial instruments	¥916,181,983	¥2,991,127	¥2,533,990	¥62,001,135	¥391,447	¥517,783

	At March 31, 2018
	Trading			Risk Management(1)
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities
	(In millions)
Interest rate derivatives	¥676,464,541	¥1,771,745	¥1,639,850	¥69,550,646	¥300,376	¥333,182
Futures	78,295,049	28,689	28,871	18,269,263	5,534	1,167
Listed Options	66,989,307	4,538	722	—	—	—
Forwards	25,030,851	274	994	—	—	—
Swaps	429,498,805	1,651,945	1,500,361	51,131,039	294,842	329,446
OTC Options	76,650,529	86,299	108,902	150,344	—	2,569
Currency derivatives	120,282,459	1,439,993	1,293,900	7,986,176	283,248	112,322
Futures	689	—	19	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	74,380,475	759,993	708,645	1,866,249	49,440	24,929
Swaps	39,668,889	577,350	490,014	6,119,927	233,808	87,393
OTC Options	6,232,406	102,650	95,222	—	—	—
Equity derivatives	3,354,789	71,344	105,194	2,219	—	155
Futures	829,262	5,946	9,747	—	—	—
Listed Options	1,779,546	42,209	68,341	—	—	—
Forwards	7,564	745	208	—	—	—
Swaps	77,015	186	8,171	2,219	—	155
OTC Options	661,402	22,258	18,727	—	—	—
Commodity derivatives	161,539	6,516	4,948	—	—	—
Futures	20,902	402	464	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	—	—	—	—	—	—
Swaps	128,467	6,052	3,974	—	—	—
OTC Options	12,170	62	510	—	—	—
Credit derivatives	1,320,297	12,049	8,465	—	—	—

Total derivative financial instruments	¥801,583,625	¥3,301,647	¥3,052,357	¥77,539,041	¥583,624	¥445,659

(1)

Derivative financial instruments categorized as “Risk Management” are used for economic hedging, such as managing the exposure to changes in fair value of the loan portfolio, and are identified as hedging instruments under Japanese GAAP. Under IFRS, the SMBC Group applies hedge accounting for certain equity instruments elected to be measured at FVOCI and net investments in foreign operations, and derivative financial instruments designated as hedging instruments are also categorized as “Risk Management.”

Hedge accounting

The SMBC Group applies fair value hedge accounting and hedge accounting of net investments in foreign operations in order to reflect the effect of risk management activities on its consolidated financial statements.

Fair value hedges

The SMBC Group applies fair value hedge accounting to mitigate the risk of changes in the fair value of certain equity instruments elected to be measured at FVOCI. Changes in the fair value of those equity instruments would have an impact on the equity of the SMBC Group if it did not apply the hedge accounting.

The SMBC Group designates as hedging instruments equity derivatives with underlying instruments identical to the hedged items and establishes a hedge ratio by aligning the number of shares of hedged items with that of equity derivatives used as hedging instruments. The SMBC Group assesses hedge effectiveness and calculates hedge ineffectiveness by comparing changes in the fair value of the hedged items with those of the hedging instruments. The sources of hedge ineffectiveness that is expected to arise from these hedging relationships are due to the effect of the counterparty or the SMBC Group’s own credit risk on the fair value of the equity derivatives and interest rate risk on the equity derivatives. There are no other sources of hedge ineffectiveness in the hedging relationships. Both the effective portion and ineffective portion of changes in the fair value of the hedging instruments are recognized in other comprehensive income, and amounts presented in other comprehensive income are not subsequently transferred to profit or loss.

The table below represents the amounts related to items designated as hedging instruments at March 31, 2019.

	Line item in the consolidated statements of financial position where the hedging instrument is included	At March 31, 2019			For the fiscal year ended March 31, 2019
		Nominal amounts	Carrying amounts		Change in value used for calculating hedge ineffectiveness
			Assets	Liabilities
(In millions)
Equity swaps	Derivative financial instruments	¥48,511	¥1,856	¥30	¥14,860

The amounts related to items designated as hedged items at March 31, 2019 were as follows:

	Line item in the consolidated statements of financial position where the hedged item is included	At March 31, 2019	For the fiscal year ended March 31, 2019

			Change in value used for calculating hedge ineffectiveness
		Carrying amounts
		(In millions)
Equity instruments at fair value through other comprehensive income	Investment securities	¥45,847	¥(14,376)

The accumulated amount of fair value hedge adjustments on the hedged items was a loss of ¥14,376 million at March 31, 2019. There was no balance remaining in the consolidated statements of financial position for any hedged items that had ceased to be adjusted for hedging gains and losses at March 31, 2019.

Hedge ineffectiveness was included in “Other comprehensive income—Equity instruments at fair value through other comprehensive income” in the consolidated statements of comprehensive income and amounted to a profit of ¥484 million for the fiscal year ended March 31, 2019.

Hedges of net investments in foreign operations

The SMBC Group applies hedge accounting of net investments in foreign operations to mitigate the foreign currency risk of exchange differences arising from the translation of net investments in foreign operations. The SMBC Group hedges the risk of changes in its equity, arising from the movement in the U.S. dollar exchange rate or other exchange rates against Japanese yen. Changes in foreign exchange rates would have an impact on the equity of the SMBC Group if it did not apply the hedge accounting.

The SMBC Group designates as hedging instruments foreign exchange forward contracts and foreign currency denominated financial liabilities. When the hedging instruments are foreign exchange forward contracts, the SMBC Group establishes a hedge ratio where the notional amounts on the foreign exchange forward contracts match the carrying amount of the hedged items. The SMBC Group designates as hedging instruments only the changes in the fair value of the spot element of the foreign exchange forward contracts, and assesses hedge effectiveness and calculates hedge ineffectiveness by comparing the changes in the carrying amounts of the hedging instruments that are attributable to a change in the spot rate with the changes in the net investments in foreign operations due to a movement in the spot rate. Therefore, the only sources of hedge ineffectiveness that is expected to arise from these hedging relationships are due to the effect of the counterparty or the SMBC Group’s own credit risk on the changes in the fair value of the hedging instruments. There are no other sources of hedge ineffectiveness in these hedge relationships.

When the hedging instruments are foreign currency denominated financial liabilities, the SMBC Group designates them as hedging instruments to the extent that the amounts do not exceed those of the hedged items, and establishes the hedge ratio by aligning the amounts of the hedging instruments with those of the hedged items. The SMBC Group assesses hedge effectiveness and calculates hedge ineffectiveness by comparing the changes in the carrying amounts of the liabilities that are attributable to a change in the spot rate with the changes in the net investments in foreign operations due to a movement in the spot rate. Therefore, no hedge ineffectiveness arises.

The effective portion of the gain or loss on the hedging instruments is recognized in other comprehensive income, whereas the ineffective portion of the gain or loss on the hedging instruments is recognized in “Net trading income” in the consolidated income statements. The cumulative gain or loss recognized in other comprehensive income is reclassified to profit or loss on the disposal or partial disposal of the foreign operations. On the other hand, changes in the fair value of the forward element of the foreign exchange forward contracts are recognized in “Net trading income” in the consolidated income statements because the SMBC Group designates as hedging instruments only the changes in the fair value of the spot element of the foreign exchange forward contracts, as stated above.

The table below represents the amounts related to items designated as hedging instruments at March 31, 2019.

	Line item in the consolidated statements of financial position where the hedging instrument is included	At March 31, 2019			For the fiscal year ended March 31, 2019
		Nominal amounts	Carrying amounts		Change in value used for calculating hedge ineffectiveness
			Assets	Liabilities
			(In millions)
Foreign exchange forward contracts	Derivative financial instruments	¥2,243,501	¥18,370	¥56,850	¥(18,574)
Foreign currency denominated financial liabilities	Debt securities in issue, Borrowings, Deposits	192,039	—	192,039	(7,378)

The amounts related to items designated as hedged items for the fiscal year ended March 31, 2019 were as follows:

	For the fiscal year ended March 31, 2019	At March 31, 2019
	Change in value used for calculating hedge ineffectiveness	Translating foreign operations reserve
	(In millions)
USD foreign operations	¥34,244	¥(6,714)
HKD foreign operations	9,468	(4,638)
EUR foreign operations	(19,297)	13,288
Other foreign operations	1,537	5,871

Total	¥25,952	¥7,807

Note:	There was no balance remaining in the translating foreign operations reserve from hedging relationships for which hedge accounting is no longer applied at March 31, 2019.

Changes in the translating foreign operations reserve of ¥25,952 million were offset by hedges of net investment in foreign operations for the fiscal year ended March 31, 2019. There was no hedge ineffectiveness recognized in “Net trading income” for the fiscal year ended March 31, 2019.

The amounts relating to items designated as hedging instruments at March 31, 2018 were as follows:

	At March 31, 2018
	Notional amounts	Assets	Liabilities
	(In millions)
Currency derivatives	¥1,866,249	¥49,440	¥24,929

Note:	The carrying amounts of foreign currency denominated financial liabilities designated as hedging instruments at March 31, 2018 were ¥208,294 million.

There was no hedge ineffectiveness recognized in “Net trading income” for the fiscal year ended March 31, 2018.

Credit derivatives

The SMBC Group enters into credit derivatives to manage the risk of its commercial banking credit portfolio containing loans by hedging economically, as well as diversifying the credit exposure in the portfolio, and to undertake credit loss protection transactions based on the needs from customers as financial intermediation. The tables below provide the notional amounts and the fair value of credit derivatives by purpose of transactions at March 31, 2019 and 2018.

	At March 31, 2019
	Protection purchased			Protection sold
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities
	(In millions)
Managing the SMBC Group’s credit risk portfolio	¥549,794	¥1,258	¥6,547	¥873,197	¥13,700	¥3,877
Facilitating client transactions	88,602	154	1,359	50,507	673	141

Total	¥638,396	¥1,412	¥7,906	¥923,704	¥14,373	¥4,018

	At March 31, 2018
	Protection purchased			Protection sold
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities
	(In millions)
Managing the SMBC Group’s credit risk portfolio	¥442,991	¥220	¥5,950	¥684,080	¥10,615	¥751
Facilitating client transactions	106,352	87	1,732	86,874	1,127	32

Total	¥549,343	¥307	¥7,682	¥770,954	¥11,742	¥783

The following table summarizes the notional amounts of the SMBC Group’s credit derivative portfolio by type of counterparty at March 31, 2019 and 2018.

	At March 31, 2019		At March 31, 2018
	Protection purchased	Protection sold	Protection purchased	Protection sold
	(In millions)
Banks and broker-dealers	¥626,896	¥923,704	¥537,843	¥770,954
Insurance and other financial guaranty firms	11,500	—	11,500	—

Total	¥638,396	¥923,704	¥549,343	¥770,954

8	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

Financial assets at fair value through profit or loss at March 31, 2019 and 2018 consisted of the following:

	At March 31,
	2019	2018
	(In millions)
Debt instruments	¥2,620,686	¥1,528,921
Equity instruments	20,730	18,751

Total financial assets at fair value through profit or loss	¥2,641,416	¥1,547,672

Debt instruments in financial assets at fair value through profit or loss mainly consist of non-trading bonds and investment funds which do not meet the conditions for SPPI. Equity instruments in financial assets at fair value through profit or loss mainly consist of non-trading stocks held by the venture capital investment subsidiary.

Financial assets at fair value through profit or loss at March 31, 2018 consisted of the following debt and equity instruments. The debt instruments mainly consisted of the entire hybrid instruments when the SMBC Group was required to separate an embedded derivative from its host contract, but was unable to measure the embedded derivative separately either at acquisition or at the end of a subsequent reporting period. The equity instruments mainly consisted of those held by the venture capital investment subsidiary. These instruments were managed and their performance was evaluated on a fair value basis in accordance with a documented risk management or investment strategy.

9	INVESTMENT SECURITIES

The following tables show the amount of investment securities, which consist of debt instruments at amortized cost, debt instruments at fair value through other comprehensive income and equity instruments at fair value through other comprehensive income at March 31, 2019, and held-to-maturity investments and available-for-sale financial assets at March 31, 2018.

At March 31, 2019
(In millions)
Debt instruments at amortized cost:
Domestic:
Japanese government bonds	¥280,246

Total domestic	280,246

Foreign:
U.S. Treasury and other U.S. government agency bonds	—
Bonds issued by other governments and official institutions	36,827
Other debt instruments	1,841

Total foreign	38,668

Total debt instruments at amortized cost	¥318,914

Debt instruments at fair value through other comprehensive income:
Domestic:
Japanese government bonds	¥5,027,695
Japanese municipal bonds	99,164
Japanese corporate bonds	328,978
Other debt instruments	26

Total domestic	5,455,863

Foreign:
U.S. Treasury and other U.S. government agency bonds	4,426,635
Bonds issued by other governments and official institutions	2,121,407
Mortgage-backed securities	1,043,987
Other debt instruments	285,329

Total foreign	7,877,358

Total debt instruments at fair value through other comprehensive income	¥13,333,221

Equity instruments at fair value through other comprehensive income:
Domestic equity instruments	¥3,729,120
Foreign equity instruments	443,772

Total equity instruments at fair value through other comprehensive income	¥4,172,892

Total investment securities	¥17,825,027

At March 31, 2018
(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥372,459

Total held-to-maturity investments	¥372,459

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥7,685,303
Japanese municipal bonds	47,032
Japanese corporate bonds	296,601

Total domestic debt instruments	8,028,936
Equity instruments	5,161,734

Total domestic	13,190,670

Foreign:
U.S. Treasury and other U.S. government agency bonds	3,246,646
Bonds issued by other governments and official institutions	2,187,450
Mortgage-backed securities	488,183
Other debt instruments	331,491

Total foreign debt instruments	6,253,770
Equity instruments	678,176

Total foreign	6,931,946

Total available-for-sale financial assets	¥20,122,616

Total investment securities	¥20,495,075

Designation of equity instruments as at fair value through other comprehensive income

The SMBC Group designates equity instruments, which are issued by its customers and not held for trading, as at fair value through other comprehensive income. Those equity instruments are held to establish, maintain, and strengthen business ties with those customers. Equity instruments at fair value through other comprehensive income at March 31, 2019 consisted of the following:

At March 31, 2019
(In millions)
Listed	¥3,453,493
Unlisted	719,399

Total equity instruments at fair value through other comprehensive income	¥4,172,892

The investments in the listed equity instruments at fair value through other comprehensive income at March 31, 2019 mainly consisted of the following:

At March 31, 2019
(In millions)
TOYOTA MOTOR CORPORATION	¥252,568
DAIKIN INDUSTRIES, LTD.	116,730
East Japan Railway Company	87,245
Central Japan Railway Company	85,614
Kotak Mahindra Bank Limited	70,472
Sumitomo Realty & Development Co., Ltd.	63,113
KUBOTA CORPORATION	57,592
DAIWA HOUSE INDUSTRY CO., LTD.	56,716
West Japan Railway Company	53,370
FUJIFILM Holdings Corporation	52,747
KOMATSU LTD.	45,847
Asahi Group Holdings, Ltd.	45,145
Japan Exchange Group, Inc.	44,534
MITSUI & CO., LTD.	44,109
NIPPON PAINT HOLDINGS CO., LTD.	43,499
DAIICHI SANKYO COMPANY, LIMITED	42,908
NIDEC CORPORATION	42,531
TAISHO PHARMACEUTICAL HOLDINGS CO., LTD.	42,506
Mitsui Fudosan Co., Ltd.	41,285
Seven & i Holdings Co., Ltd.	41,065
SG HOLDINGS CO., LTD.	40,635
BRIDGESTONE CORPORATION	38,394
Murata Manufacturing Co., Ltd.	37,628
ASAHI KASEI CORPORATION	34,722
NIPPON STEEL & SUMITOMO METAL CORPORATION(1)	34,161
KOITO MANUFACTURING CO., LTD.	34,126
Shionogi & Co., Ltd.	31,487
ITOCHU Corporation	29,104
Recruit Holdings Co., Ltd.	28,449
Chubu Electric Power Company, Incorporated	25,830
Tokyo Electric Power Company Holdings, Incorporated	25,149
Stanley Electric Co., Ltd.	24,131
DAIFUKU CO., LTD.	23,503

At March 31, 2019
(In millions)
Makita Corporation	22,361
Oji Holdings Corporation	21,756
GMO Payment Gateway, Inc.	19,663
TORAY INDUSTRIES, INC.	19,102
Idemitsu Kosan Co., Ltd.	19,054
The Kansai Electric Power Company, Incorporated	18,161
SHIMANO INC.	18,000
MINEBEA MITSUMI Inc.	17,002
TOHO GAS CO., LTD.	16,422
HOUSE FOODS GROUP INC.	16,323
KAJIMA CORPORATION	15,966
Mazda Motor Corporation	15,924
TOYOTA TSUSHO CORPORATION	15,320
BROTHER INDUSTRIES, LTD.	15,152
SUMITOMO CHEMICAL COMPANY, LIMITED	15,051
Hankyu Hanshin Holdings, Inc.	14,865
Sanwa Holdings Corporation	14,809
Others	1,421,647

Total listed equity instruments at fair value through other comprehensive income	¥3,453,493

(1)	NIPPON STEEL & SUMITOMO METAL CORPORATION changed its trade name to NIPPON STEEL CORPORATION on April 1, 2019.

Disposal of equity instruments at fair value through other comprehensive income

The SMBC Group sold equity instruments measured at fair value through other comprehensive income mainly in order to mitigate the impact of share price fluctuations on the SMBC Group’s financial base. The fair value of the equity instruments measured at fair value through other comprehensive income at the date of derecognition and the cumulative gain on disposal for the fiscal year ended March 31, 2019 were as follows:

For the fiscal year ended March 31, 2019
(In millions)
Fair value of the equity instruments at fair value through other comprehensive income at the date of derecognition	¥275,410
Cumulative gain on disposal	93,574

The SMBC Group transferred the cumulative gain or loss related to the equity instruments that were derecognized or whose significant fair value decline reduced income tax expense for the current reporting period from “Other reserves” to “Retained earnings.” The transferred amount was ¥64,012 million for the fiscal year ended March 31, 2019.

10	LOANS AND ADVANCES

The following table presents loans and advances at March 31, 2019 and 2018.

	At March 31, 2019				At March 31, 2018
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Total	Total
	(In millions)
Loans and advances at amortized cost:
Gross loans and advances	¥89,073,539	¥1,590,761	¥882,018	¥91,546,318	¥85,859,927

Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net				(258,392)	(239,181)

Less: Allowance for loan losses	(158,094)	(92,446)	(354,448)	(604,988)	(491,676)

Carrying amount				¥90,682,938	¥85,129,070

Reconciliation of allowance for loan losses is as follows:

	For the fiscal year ended March 31,
	2019	2018	2017
	(In millions)
Allowance for loan losses at beginning of period(1)	¥651,620	¥680,456	¥722,717
Provision for loan losses	122,927	126,623	141,457
Charge-offs:
Domestic	139,496	161,526	157,373
Foreign	40,758	23,534	33,135

Total	180,254	185,060	190,508

Recoveries:
Domestic	9,767	9,658	9,852
Foreign	1,275	574	445

Total	11,042	10,232	10,297

Net charge-offs	169,212	174,828	180,211
Others(2)	(347)	(140,575)	(3,507)

Allowance for loan losses at end of period	¥604,988	¥491,676	¥680,456

Allowance for loan losses applicable to foreign activities:
Balance at beginning of period	¥153,167	¥128,347	¥134,664

Balance at end of period	¥155,114	¥114,306	¥128,347

Provision for loan losses	¥46,597	¥19,872	¥29,699

(1)

Allowance for loan losses at the beginning of period for the fiscal year ended March 31, 2019 is calculated under IFRS 9. For additional information, refer to Note 2 “Summary of Significant Accounting Policies.”

(2)

Others mainly include the exclusion of the allowance for loans and advances made by Kansai Urban Banking Corporation (“KUBC”) and THE MINATO BANK, LTD. (“The Minato Bank”), both of which had been the Company’s subsidiaries but became its equity-method associates, and the exclusion of the allowance for loans and advances made by SMFL which was reclassified as assets held for sale during the fiscal year ended March 31, 2018. The amount for the fiscal year ended March 31, 2017 mainly includes foreign exchange transactions.

For additional information on movements in impairment allowance for the fiscal year ended March 31, 2019, refer to Note 45 “Financial Risk Management”.

11	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The following table presents the SMBC Group’s principal associates and joint venture at March 31, 2019. Investments in associates and joint ventures of the SMBC Group are accounted for using the equity method unless they are held for sale.

Company Name	Country of Incorporation	Proportion of Ownership Interest(1)	Proportion of Voting Rights(1)		Main Business
		(%)	(%)
Principal Associates
Kansai Mirai Financial Group, Inc.	Japan	15.5	23.5	(2)	Bank holding company
The Japan Net Bank, Limited	Japan	46.5	46.5		Internet banking
The Bank of East Asia, Limited	China	19.5	19.5		Commercial banking
ACLEDA Bank Plc.	Cambodia	18.2	18.2		Commercial banking
Vietnam Export Import Commercial Joint Stock Bank	Vietnam	15.0	15.0		Commercial banking
Sumitomo Mitsui Auto Service Company, Limited	Japan	21.9	21.9		Leasing
SMBC Aviation Capital Limited	Ireland	32.0	32.0		Leasing
POCKET CARD CO., LTD.	Japan	20.0	20.0		Credit card
SAKURA KCS Corporation	Japan	29.7	29.7		System engineering and data processing
JSOL Corporation	Japan	50.0	50.0		System development and data processing
Sakura Information Systems Co., Ltd.	Japan	49.0	49.0		System engineering and data processing
Daiwa SB Investments Ltd.(3)	Japan	48.9	48.9		Investment advisory and investment trust management
China Post & Capital Fund Management Co., Ltd.	China	23.6	23.6		Investment advisory and investment trust management

Principal Joint Venture
Sumitomo Mitsui Finance and Leasing Company, Limited	Japan	50.0	50.0		Leasing

(1)	Percentages of proportion of ownership interest and proportion of voting rights have been truncated.
(2)

The SMBC Group has a 15.6% direct holding in Kansai Mirai Financial Group, Inc., and can exercise a further 7.9% of the voting rights held by SMBC’s retirement benefit trust under contractual agreements between SMBC and the retirement benefit trust.

(3)	Daiwa SB Investments Ltd. was merged with Sumitomo Mitsui Asset Management Company, Limited on April 1, 2019, to form Sumitomo Mitsui DS Asset Management Company, Limited.

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

On the other hand, the SMBC Group accounts for certain investees as financial assets at fair value through other comprehensive income or financial assets at fair value through profit or loss regardless of its 20% or more holdings of the voting rights to these investees when the SMBC Group has contracts or arrangements with other investors by which the SMBC Group loses the power to exert significant influence over such investees.

The SMBC Group has interests in a number of associates and joint ventures, none of which are regarded as individually material. The following table summarizes, in aggregate, the financial information of all individually immaterial associates and joint ventures that are accounted for using the equity method:

	At and for the fiscal year ended March 31,
	2019	2018
	(In millions)
Carrying amount of investments in associates and joint ventures	¥1,038,823	¥730,414
Share of:
Profit from continuing operations	40,157	49,323
Other comprehensive income (loss)	(699)	7,885
Total comprehensive income	39,458	57,208

There are no significant restrictions on the ability of associates or joint ventures to transfer funds to the SMBC Group in the form of cash dividends, repayment of loans and advances.

12	PROPERTY, PLANT AND EQUIPMENT

The table below shows the changes in property, plant and equipment for the fiscal years ended March 31, 2019 and 2018.

	Assets for rent	Land	Buildings	Leased assets	Others	Total
	(In millions)
Cost	¥2,086,804	¥520,078	¥774,233	¥17,837	¥425,728	¥3,824,680
Accumulated depreciation and impairment losses	(427,888)	(5,586)	(403,426)	(10,650)	(291,075)	(1,138,625)

Net carrying amount at April 1, 2017	1,658,916	514,492	370,807	7,187	134,653	2,686,055

Additions	415,397	44	30,144	1,775	54,951	502,311
Acquisition of subsidiaries and businesses	304,233	—	—	—	24	304,257
Disposals(1)	(1,640,222)	(52,327)	(33,796)	(660)	(10,064)	(1,737,069)
Depreciation	(91,906)	—	(21,344)	(2,061)	(30,663)	(145,974)
Impairment losses	—	(2,446)	(25,203)	(136)	(31)	(27,816)
Exchange differences	(66,033)	(4)	(284)	(3)	(506)	(66,830)
Others	302	(192)	11,673	47	(16,632)	(4,802)

Net carrying amount	580,687	459,567	331,997	6,149	131,732	1,510,132

Cost	607,769	466,046	738,023	17,373	413,945	2,243,156
Accumulated depreciation and impairment losses	(27,082)	(6,479)	(406,026)	(11,224)	(282,213)	(733,024)

Net carrying amount at March 31, 2018	580,687	459,567	331,997	6,149	131,732	1,510,132

Additions	18,584	355	30,998	1,307	39,203	90,447
Acquisition of subsidiaries and businesses	—	6,998	1,710	—	5,340	14,048
Disposals	(6,009)	(2,167)	(1,458)	(216)	(2,615)	(12,465)
Depreciation	(18,597)	—	(22,173)	(1,683)	(27,183)	(69,636)
Impairment losses	—	(774)	(4,936)	—	(196)	(5,906)
Exchange differences	(9,667)	95	228	—	268	(9,076)
Others	(537)	23	2,134	19,992	(31,370)	(9,758)

Net carrying amount	564,461	464,097	338,500	25,549	115,179	1,507,786

Cost	609,763	469,095	746,687	60,158	394,308	2,280,011
Accumulated depreciation and impairment losses	(45,302)	(4,998)	(408,187)	(34,609)	(279,129)	(772,225)

Net carrying amount at March 31, 2019	¥564,461	¥464,097	¥338,500	¥25,549	¥115,179	¥1,507,786

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

The SMBC Group had ¥62,027 million and ¥2,626 million of contractual commitments to acquire property, plant and equipment at March 31, 2019 and 2018, respectively.

The carrying amount of items of property, plant and equipment on which there was a restriction on title was ¥25,549 million and ¥6,149 million at March 31, 2019 and 2018, respectively.

13	LEASES

As Lessee

The SMBC Group leases land and buildings, office equipment, and other tangible and intangible assets from third parties under finance leases or operating leases.

Carrying amount of assets held under finance leases

The carrying amount of assets held under finance leases at March 31, 2019 and 2018 consisted of the following:

	At March 31,
	2019	2018
	(In millions)
Tangible assets:
Land and buildings	¥2,520	¥2,837
Other tangible assets(1)	23,029	3,312

Total(2)	25,549	6,149

Intangible assets:
Software	991	144

Total	¥26,540	¥6,293

(1)	Other tangible assets include mainly equipment, machinery and vehicles.
(2)	Cross-reference to Leased assets in Note 12 “Property, Plant and Equipment.”

Finance lease commitments

The total of future minimum lease payments and their present value under finance leases at March 31, 2019 and 2018 were as follows:

	At March 31,
	2019	2018
	(In millions)
Not later than one year	¥8,478	¥2,567
Later than one year and not later than five years	19,392	4,664
Later than five years	5,322	3,086

Total	33,192	10,317
Less: Future interest charges	(2,813)	(1,151)

Present value of finance lease commitments(1)	¥30,379	¥9,166

(1)	Present value of finance lease commitments is included in “Borrowings” in the consolidated statements of financial position. See Note 18 “Borrowings.”

Operating lease commitments

The total amounts of future minimum lease payments under non-cancellable operating leases at March 31, 2019 and 2018 were as follows:

	At March 31,
	2019	2018
	(In millions)
Not later than one year	¥47,600	¥42,329
Later than one year and not later than five years	132,720	129,298
Later than five years	140,011	121,419

Total future minimum lease payments under non-cancellable operating leases	¥320,331	¥293,046

For the fiscal years ended March 31, 2019, 2018 and 2017, ¥52,465 million, ¥50,561 million and ¥49,047 million were recognized as expenses in respect of operating lease and sublease agreements, of which ¥52,155 million, ¥50,058 million and ¥48,527 million related to minimum lease payments, and ¥310 million, ¥503 million and ¥520 million related to sublease payments, respectively. Lease expenses recognized in respect of lease and sublease agreements are included in “General and administrative expenses” in the consolidated income statements.

As Lessor

The SMBC Group leases assets to third parties under finance leases or operating leases, including machinery, equipment, aircraft, vessel and property.

Finance lease receivable

The gross investment in the lease, unearned finance income, present value of the minimum lease payments receivable and unguaranteed residual values under finance leases at March 31, 2019 and 2018 were as follows:

	At March 31, 2019
	Gross investment in the lease	Unearned finance income	Present value of the minimum lease payments receivable(1)	Unguaranteed residual values(1)
	(In millions)
Not later than one year	¥65,963	¥13,053	¥52,910	¥14,894
Later than one year and not later than five years	214,042	26,713	187,329	27,186
Later than five years	57,589	10,202	47,387	24,282

Total	¥337,594	¥49,968	¥287,626	¥66,362

	At March 31, 2018
	Gross investment in the lease	Unearned finance income	Present value of the minimum lease payments receivable(1)	Unguaranteed residual values(1)
	(In millions)
Not later than one year	¥54,501	¥13,470	¥41,031	¥6,483
Later than one year and not later than five years	227,793	29,746	198,047	43,206
Later than five years	73,979	11,574	62,405	21,117

Total	¥356,273	¥54,790	¥301,483	¥70,806

(1)	Present value of the minimum lease payments receivable and unguaranteed residual values are included in “Loans and advances” in the consolidated statements of financial position.

Accumulated allowance for uncollectible minimum lease payments receivable amounting to ¥1,342 million was measured under IFRS 9 at March 31, 2019. Accumulated allowance for uncollectible minimum lease payments receivable amounting to ¥1,828 million was measured under IAS 39 at March 31, 2018. For information on IFRS 9 and IAS 39, refer to Note 2 “Summary of Significant Accounting Policies.”

Operating lease receivable

The total amounts of the future minimum lease payments receivable under non-cancellable operating leases at March 31, 2019 and 2018 were as follows:

	At March 31,
	2019	2018
	(In millions)
Not later than one year	¥35,937	¥38,072
Later than one year and not later than five years	67,235	70,813
Later than five years	18,007	18,857

Total	¥121,179	¥127,742

14	INTANGIBLE ASSETS

Goodwill

The table below shows the changes in goodwill by business segment for the fiscal years ended March 31, 2019 and 2018.

	Wholesale Business Unit	Retail Business Unit	International Business Unit	Head office account and others	Total
			(In millions)
Gross amount of goodwill	¥2,417	¥63,418	¥13,047	¥435,338	¥514,220
Accumulated impairment losses	—	—	—	(87,765)	(87,765)

Net carrying amount at March 31, 2017	2,417	63,418	13,047	347,573	426,455

Disposals(1)	—	—	—	(11,197)	(11,197)
Impairment losses	(956)	—	(4,292)	(23,359)	(28,607)
Reclassification to assets held for sale(2)	(1,461)	—	(8,166)	(102,710)	(112,337)
Exchange differences	—	—	(589)	—	(589)

Net carrying amount	—	63,418	—	210,307	273,725
Gross amount of goodwill	956	63,418	4,292	321,431	390,097
Accumulated impairment losses	(956)	—	(4,292)	(111,124)	(116,372)

Net carrying amount at March 31, 2018	—	63,418	—	210,307	273,725

Acquisitions(3)	—	—	4,707	—	4,707
Impairment losses	—	—	—	(62,624)	(62,624)

Net carrying amount	—	63,418	4,707	147,683	215,808
Gross amount of goodwill	956	63,418	8,999	321,431	394,804
Accumulated impairment losses	(956)	—	(4,292)	(173,748)	(178,996)

Net carrying amount at March 31, 2019	¥—	¥63,418	¥4,707	¥147,683	¥215,808

(1)

“Disposals” in Head office account and others includes amount of goodwill relating to Kansai Urban Banking Corporation (“KUBC”) which ceased to be the SMBC Group’s consolidated subsidiary and became the SMBC Group’s associate during the fiscal year ended March 31, 2018. In addition, on April 1, 2018, KUBC became a wholly owned subsidiary of Kansai Mirai Financial Group, an intermediate holding company, and Kansai Mirai Financial Group became our equity-method associate.

(2)

The SMBC Group reclassified goodwill of ¥112,337 million allocated to Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”) and its subsidiaries to assets held for sale at March 31, 2018. For additional information, refer to Note 50 “Assets and Disposal Groups Held for Sale.”

(3)

The SMBC Group recognized goodwill of ¥4,707 million in International Business Unit resulting from the acquisition of PT Bank Tabungan Pensiunan Nasional Tbk on January 30, 2019. For additional information, refer to Note 49 “Acquisitions.”

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

At March 31, 2019, the SMBC Group allocated goodwill to the Retail Business Unit of SMBC Consumer Finance Co., Ltd. (“SMBC Consumer Finance”) amounting to ¥56,692 million and to the Head office account and others of SMBC Nikko Securities Inc. (“SMBC Nikko Securities”) and Sumitomo Mitsui Asset Management Company, Limited (“SMAM”) amounting to ¥109,629 million and ¥38,053 million, respectively.

At March 31, 2018, the SMBC Group allocated goodwill to the Retail Business Unit of SMBC Consumer Finance amounting to ¥56,692 million and to the Head office account and others of SMBC Nikko Securities and SMAM amounting to ¥172,253 million and ¥38,053 million, respectively.

The aggregate amounts of other goodwill were ¥11,434 million and ¥6,727 million at March 31, 2019 and 2018, respectively, and they were not considered individually significant.

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

Fair value less costs to sell: The fair value less costs to sell is determined using an observable market price in the active market or unobservable inputs for the cash-generating unit at the date of the impairment test. The SMBC Group determined the recoverable amount of SMFL for the fiscal year ended March 31, 2018, based on the fair value less costs to sell.

Value in use: The value in use is determined based on discounted future cash flows, which are based on the financial plans which have been approved by management and which are valid when the impairment test is performed. The financial plans are prepared taking into account the current economic and regulatory environment, direction of the regulation and business forecasts of the individual cash-generating units. The SMBC Group determined the recoverable amounts of the primary cash-generating units based on the value in use other than the recoverable amount of SMFL for the fiscal year ended March 31, 2018,

The financial plans, which are used to estimate the cash flow projections of the cash-generating units, cover three to five years. The cash flow projections beyond the period covered by the financial plans are extrapolated by applying the appropriate growth rates in perpetuity.

Key assumptions used in impairment testing

The key assumptions used for the value in use calculations for the fiscal years ended March 31, 2019 and 2018 were as follows:

	SMBC Trust Bank		SMBC Nikko Securities	SMBC Consumer Finance	SMAM
	Corporate Business	Retail Banking(1)
For the fiscal year ended March 31, 2019:
Pre-tax discount rate	—	—	8.90%	11.37%	8.95%
Growth rate	—	—	1.00%	1.00%	1.00%
For the fiscal year ended March 31, 2018:
Pre-tax discount rate	12.61%	9.91%	11.42%	11.20%	9.01%
Growth rate	1.00%	1.00%	1.00%	1.00%	1.00%

(1)	The business which SMBC Trust Bank acquired from Citibank Japan Ltd., in November 2015 is identified as Retail Banking.

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

Management believes that there were no reasonably possible changes in any of the key assumptions that would lead to the recoverable amounts of the cash-generating units being below these carrying amounts for the fiscal years ended March 31, 2019 and 2018.

Recognition of Impairment Losses

If the recoverable amount of the cash-generating unit is less than its carrying amount, the carrying amount of the cash-generating unit is reduced to its recoverable amount, and this reduction is recognized as impairment loss of goodwill.

The recoverable amount of SMBC Nikko Securities was determined based on the value in use. For the fiscal year ended March 31, 2019, the value in use of SMBC Nikko Securities decreased to less than its carrying amount, primarily due to the revision of the business plan considering the recent business performance. As a result, the SMBC Group recognized an impairment loss of ¥62,624 million on the goodwill relating to SMBC Nikko Securities, for the fiscal year ended March 31, 2019.

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

The impairment losses on goodwill are included in “Other expenses” in the consolidated income statements.

Other	intangible assets

The table below shows the changes in other intangible assets for the fiscal years ended March 31, 2019 and 2018.

	Internally generated software	Purchased software	Contractual customer relationships	Trademarks	Other intangibles	Total
	(In millions)
Cost	¥648,463	¥372,531	¥248,977	¥46,116	¥64,487	¥1,380,574
Accumulated amortization and impairment losses	(356,326)	(232,834)	(78,513)	(30,263)	(12,525)	(710,461)

Net carrying amount at April 1, 2017	292,137	139,697	170,464	15,853	51,962	670,113

Additions	93,977	40,024	—	—	2,169	136,170
Acquisition of subsidiaries and businesses	—	222	—	—	—	222
Disposals(1)	(8,420)	(11,928)	(57,987)	—	(1,844)	(80,179)
Amortization	(84,662)	(43,818)	(20,192)	(4,280)	(4,473)	(157,425)
Impairment losses	—	—	(1,830)	—	(5,229)	(7,059)
Exchange differences	142	(731)	—	—	(29)	(618)
Others	343	2,099	—	—	(1,489)	953

Net carrying amount	293,517	125,565	90,455	11,573	41,067	562,177

Cost	650,632	340,593	172,950	46,116	54,024	1,264,315
Accumulated amortization and impairment losses	(357,115)	(215,028)	(82,495)	(34,543)	(12,957)	(702,138)

Net carrying amount at March 31, 2018	293,517	125,565	90,455	11,573	41,067	562,177

Additions	93,834	38,518	—	—	3,802	136,154
Acquisition of subsidiaries and businesses	3,705	252	12,845	9,706	30,919	57,427
Disposals	(3,020)	(1,637)	—	—	(540)	(5,197)
Amortization	(88,322)	(41,798)	(11,226)	(4,401)	(3,532)	(149,279)
Impairment losses	—	—	—	(4,020)	(21)	(4,041)
Exchange differences	53	522	—	—	22	597
Others	2,314	7,632	—	—	(1,807)	8,139

Net carrying amount	302,081	129,054	92,074	12,858	69,910	605,977

Cost	697,480	358,130	185,795	55,822	87,607	1,384,834
Accumulated amortization and impairment losses	(395,399)	(229,076)	(93,721)	(42,964)	(17,697)	(778,857)

Net carrying amount at March 31, 2019	¥302,081	¥129,054	¥92,074	¥12,858	¥69,910	¥605,977

(1)	Disposals include other intangible assets owned by SMFL reclassified as “Assets held for sale” during the fiscal year ended March 31, 2018.

The impairment losses on other intangible assets are included in “Other expenses” and the amortization expenses of other intangible assets are included in “General and administrative expenses” in the consolidated income statements.

The SMBC Group had nil and ¥383 million of contractual commitments to acquire intangible assets at March 31, 2019 and 2018, respectively.

The amounts of research and development expenditure recognized as expenses for the fiscal years ended March 31, 2019, 2018 and 2017 were ¥167 million, ¥84 million and ¥89 million, respectively, and they were included in “General and administrative expenses” in the consolidated income statements.

Other intangibles at March 31, 2019 and 2018 include leasehold rights, amounting to ¥5,517 million and ¥5,436 million, respectively, which are rights to use land for the purpose of owning the buildings. Since the SMBC Group has a long history of renewal, these contracts are not expected to be terminated in the foreseeable future. Leasehold rights are expected to generate cash flows for an indefinite period of time. They are not amortized but are tested for impairment annually, irrespective of whether there is any indication of impairment.

15	OTHER ASSETS

Other assets at March 31, 2019 and 2018 consisted of the following:

	At March 31,
	2019	2018
	(In millions)
Prepaid expenses	¥78,475	¥49,300
Accrued income	385,051	416,210
Receivables from brokers, dealers and customers for securities transactions	1,159,479	1,175,495
Cash collateral provided for derivative and other financial transactions	1,537,672	1,560,972
Retirement benefit assets	268,483	316,455
Security deposits	92,867	99,247
Others	557,787	426,229

Total other assets	¥4,079,814	¥4,043,908

16	DEPOSITS

Deposits at March 31, 2019 and 2018 consisted of the following:

	At March 31,
	2019	2018
	(In millions)
Non-interest-bearing demand deposits	¥22,594,227	¥21,611,514
Interest-bearing demand deposits	56,205,396	52,154,265
Deposits at notice	11,169,956	10,355,664
Time deposits	25,760,889	25,655,132
Negotiable certificates of deposit	11,165,487	11,220,285
Others(1)	7,508,697	7,464,667

Total deposits	¥134,404,652	¥128,461,527

(1)	Others include, among other items, foreign currency deposits in domestic offices and Japanese yen accounts held by foreign depositors in domestic offices.

17	TRADING LIABILITIES

Trading liabilities at March 31, 2019 and 2018 consisted of the following:

	At March 31,
	2019	2018
	(In millions)
Debt instruments “short position”	¥1,835,860	¥2,008,711
Equity instruments “short position”	162,834	135,188

Total trading liabilities	¥1,998,694	¥2,143,899

Trading liabilities include the instruments classified as held for trading. Trading debt instruments mainly consist of Japanese government bonds. Trading equity instruments mainly consist of publicly traded Japanese stocks.

18	BORROWINGS

Borrowings at March 31, 2019 and 2018 consisted of the following:

	At March 31,
	2019	2018
	(In millions)
Unsubordinated borrowings	¥10,632,213	¥9,158,844
Subordinated borrowings	273,819	279,749
Liabilities associated with securitization transactions	1,231,447	1,204,722
Lease obligations	30,379	9,166

Total borrowings	¥12,167,858	¥10,652,481

19	DEBT SECURITIES IN ISSUE

Debt securities in issue at March 31, 2019 and 2018 consisted of the following:

		At March 31,
	Interest rate	2019	2018
		(In millions)
SMFG:
Bonds:
Bonds, payable in United States dollars, due 2021-2048	2.06%-4.31%	¥3,209,483	¥2,583,513
Bonds, payable in euros, due 2022-2033	0.12%-1.72%	553,053	509,987
Bonds, payable in Australian dollars, due 2022-2028	3.04%-4.13%	183,049	179,367
Bonds, payable in Hong Kong dollars, due 2028	3.54%	4,242	—
Subordinated bonds:
Subordinated bonds, payable in Japanese yen, due 2024-2030	0.30%-1.33%	756,572	757,999
Subordinated bonds, payable in United States dollars, due 2024	4.44%	191,741	185,426

Total SMFG		4,898,140	4,216,292

SMBC:
Commercial paper	(0.50%)-2.86%	1,634,812	1,521,437
Bonds:
Bonds, payable in Japanese yen, due 2018-2019	0.25%-0.33%	50,000	99,000
Bonds, payable in United States dollars, due 2018-2045	1.67%-4.30%	1,660,610	2,072,295
Bonds, payable in euros, due 2020-2023	0.19%-2.75%	429,544	260,236
Bonds, payable in Australian dollars, due 2018-2025	2.90%-4.13%	40,913	63,572
Bonds, payable in Hong Kong dollars, due 2020-2025	2.09%-2.92%	33,427	32,009
Bonds, payable in Thai baht, due 2019-2021	2.00%-2.66%	33,155	25,575
Bonds, payable in Great Britain pound, due 2020	1.19%	36,258	—
Subordinated bonds:
Subordinated bonds, payable in Japanese yen, due 2019-2026	1.43%-2.80%	362,777	385,522
Subordinated bonds, payable in United States dollars, due 2022	4.85%	166,090	158,912
Subordinated bonds, payable in euros, due 2020	4.00%	93,147	97,648

Total SMBC		4,540,733	4,716,206

		At March 31,
	Interest rate	2019	2018
		(In millions)
Other subsidiaries:
Commercial paper	0.00%-2.80%	805,703	946,208
Bonds:
Bonds, payable in Japanese yen, due 2018-2049	0.01%-21.00%	702,312	616,267
Bonds, payable in United States dollars, due 2018-2037	0.01%-4.45%	48,143	24,599
Bonds, payable in euros, due 2023	0.10%-0.55%	124,451	—
Bonds, payable in Indonesian rupiah, due 2018-2020	7.50%-9.85%	19,487	19,081
Bonds, payable in Australian dollars, due 2019-2031	0.01%-3.00%	2,075	1,896
Bonds, payable in Turkish lira, due 2019-2023	0.01%-15.00%	5,165	3,568
Subordinated bonds:
Subordinated bonds, payable in Japanese yen, due 2019-2028	4.00%-4.15%	25,000	25,000

Total other subsidiaries		1,732,336	1,636,619

Total debt securities in issue		¥11,171,209	¥10,569,117

Interest rates represent the contractual interest rates that were applied at March 31, 2019 and 2018, and thus do not represent the actual effective interest rates.

The following table presents the movement in Subordinated bonds for the fiscal year ended March 31, 2019 and 2018.

	For the fiscal year ended March 31,
	2019	2018
	(In millions)
Subordinated bonds at beginning of period(1)	¥1,610,507	¥1,707,025
Cash flows:
Proceeds from issuance of subordinated bonds	—	104,866
Redemption of subordinated bonds	(26,721)	(180,034)
Non-cash changes:
Foreign exchange translations	10,803	(11,138)
Others(2)	738	(10,212)

Subordinated bonds at end of period(1)	¥1,595,327	¥1,610,507

(1)	The balances are comprised of subordinated bonds issued by SMFG, SMBC and other subsidiaries.
(2)	Others mainly include changes arising from losing control of SMFG’s subsidiaries for the fiscal year ended March 31, 2018.

20	PROVISIONS

The following table presents movements by class of provisions for the fiscal years ended March 31, 2019 and 2018.

	Provision for interest repayment	Other provisions	Total
	(In millions)
Balance at April 1, 2017	¥157,333	¥37,367	¥194,700
Additional provisions	50,500	28,537	79,037
Amounts used	(61,961)	(14,902)	(76,863)
Unused amounts reversed	(479)	(3,247)	(3,726)
Amortization of discount and effect of change in discount rate	(142)	209	67
Others	(72)	(4,876)	(4,948)

Balance at March 31, 2018	145,179	43,088	188,267

Balance at April 1, 2018(1)	¥145,179	¥68,071	¥213,250
Additional provisions	47,000	7,040	54,040
Amounts used	(44,063)	(18,576)	(62,639)
Unused amounts reversed	(106)	(10,277)	(10,383)
Amortization of discount and effect of change in discount rate	399	158	557
Others	—	(7)	(7)

Balance at March 31, 2019	¥148,409	¥46,409	¥194,818

(1)

The balance of “Other provisions” at April 1, 2018 increased from that at March 31, 2018, primarily due to the increase of the balance of provision for loan commitments as a result of the IFRS 9 adoption. For additional information, refer to Note 2 “Summary of Significant Accounting Policies.”

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

The provision for interest repayment is calculated by estimating the future claims for the refund of gray zone interest, taking into account historical experience such as the number of customer claims for a refund, the amount of repayments and the characteristics of customers, and the length of the period during which claims are expected to be received in the future. Of these historical experiences, the number of customer claims for the refund has a significant effect on the amount of the provision, and the historical number of customer claims to the SMBC Group was 84 thousand, 94 thousand and 127 thousand for the fiscal years ended March 31, 2019, 2018 and 2017, respectively. The timing of the settlement of these claims is uncertain.

The increase in the provision for interest repayment for the fiscal year ended March 31, 2019 was primarily due to additional provisions as a result of the estimation of the future claims for the refund, which was partially offset by the use of the provision during the year.

Other	Provisions

Other provisions include asset retirement obligations and provisions for loan commitments, reimbursement of deposits, point programs, product warranties and litigation claims. Most of these provisions occurred in the normal course of business and none of them were individually significant at March 31, 2019 and 2018.

21	OTHER LIABILITIES

Other liabilities at March 31, 2019 and 2018 consisted of the following:

	At March 31,
	2019	2018
	(In millions)
Accrued expenses	¥360,258	¥313,226
Unearned income	129,414	133,478
Financial guarantees and other credit-related contingent liabilities	43,117	119,170
Due to trust account	1,228,223	1,328,271
Payables to brokers, dealers and customers for securities transactions	828,758	1,737,919
Payables related to credit card services	703,845	640,487
Obligations from factoring transactions	587,960	566,284
Retirement benefit liabilities	36,027	36,888
Guarantee deposits received	497,379	701,177
Others	1,716,758	1,305,840

Total other liabilities	¥6,131,739	¥6,882,740

22	DEFERRED INCOME TAX

The changes of net deferred tax assets and liabilities for the fiscal years ended March 31, 2019 and 2018 were as follows:

	For the fiscal year ended March 31,
	2019	2018
	(In millions)
At beginning of period(1)	¥(321,493)	¥(238,240)
Deferred tax benefit (expense)	(10,623)	(1,036)
Deferred tax relating to other comprehensive income:
Remeasurements of defined benefit plans reserve	12,407	(22,492)
Available-for-sale financial asset reserve	—	(99,383)
Financial instruments at fair value through other comprehensive income reserve	108,090	—
Exchange differences on translating foreign operations reserve	474	3,137
Acquisition and disposal of subsidiaries and businesses	(16,391)	(17,196)
Reclassification to assets held for sale(2)	—	(5,540)
Exchange differences and others	(2,756)	2,445

At end of period	¥(230,292)	¥(378,305)

(1)

The net deferred tax assets and liabilities at the beginning of period for the fiscal year ended March 31, 2019 are calculated under IFRS 9 and IFRS 15. For additional information, refer to Note 2 “Summary of Significant Accounting Policies.”

(2)

The SMBC Group reclassified net deferred tax assets of ¥5,540 million allocated to Sumitomo Mitsui Finance and Leasing Company, Limited and its subsidiaries to assets held for sale at March 31, 2018. For additional information, refer to Note 50 “Assets and Disposal Groups Held for Sale.”

The deferred tax assets and liabilities at March 31, 2019 and 2018 were attributable to the following items:

	At March 31,
	2019	2018
	(In millions)
Deferred tax assets:
Loans and advances	¥286,752	¥206,928
Derivative financial instruments	48,821	59,530
Tax losses carried forward	44,518	24,082
Provision for interest repayment	37,845	36,779
Retirement benefits	10,254	9,204
Investment securities	754	1,243
Other deductible temporary differences	112,092	152,891

Total deferred tax assets	541,036	490,657

Deferred tax liabilities:
Investment securities	572,369	680,425
Goodwill and intangible assets	71,265	81,076
Property, plant and equipment	57,607	28,786
Lease transactions	10,381	10,866
Retirement benefits	3,224	19,484
Other taxable temporary differences	56,482	48,325

Total deferred tax liabilities	771,328	868,962

Net deferred tax liabilities(1)	¥(230,292)	¥(378,305)

(1)

Deferred tax assets and deferred tax liabilities are offset in the consolidated statements of financial position if the entity has a legally enforceable right to set off current tax assets against current tax liabilities, and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on the same taxable entity.

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

The deferred tax assets of the Company and its wholly owned domestic subsidiaries, which adopted the consolidated corporate-tax system, consisted mainly of those for loans and advances. The deferred tax assets for loans and advances were generally related to the accumulated losses from the impairment of these assets which would be deductible for tax purposes in future periods. The Company and its wholly owned domestic subsidiaries consider that most of the deductible temporary differences will be able to be used based mainly on future taxable profits on a consolidated basis. The future taxable profits are estimated based on forecasted results of operations, which reflect historical financial performance and the business plans that management believes to be prudent and feasible. In the Company’s other subsidiaries, deferred tax assets relating to deductible temporary differences are recognized only to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences can be utilized. No deferred tax assets were recognized in certain subsidiaries of the Company for the deductible temporary differences estimated not to be realized, or for the tax losses carried forward projected to expire due to the uncertainty of sufficient future taxable profit.

The following table shows the amounts of deductible temporary differences and tax losses carried forward by expiration date at March 31, 2019 and 2018 for which no deferred tax assets were recognized.

	At March 31,
	2019	2018
	(In millions)
Deductible temporary differences	¥ 414,953	¥445,649
Tax losses carried forward which will expire in 1 year	153,865	224,298
2 years	250,892	209,109
3 years	63,571	252,812
4 years	56,043	70,222
5 years	47,562	140,879
6 years	26,276	59,791
7 years	13,231	44,575
8 years	60,093	16,279
9 years	—	59,367
10 years and thereafter	146,206	367

Total deductible temporary differences and tax losses carried forward(1)	¥1,232,692	¥1,523,348

(1)

Under the consolidated corporate-tax system, the Company and its wholly owned domestic subsidiaries recognized deferred tax assets relating to deductible temporary differences and tax losses carried forward on a consolidated basis for Japanese national corporation tax purposes and on a stand-alone basis for Japanese local corporation tax purposes. There are deductible temporary differences and tax losses carried forward on which deferred tax assets are recognized for Japanese national corporation tax purposes, but on which no deferred tax assets are recognized for Japanese local corporation tax purposes. These deductible temporary differences and tax losses carried forward amounted to ¥405,615 million and ¥421,319 million at March 31, 2019 and 2018, respectively.

In addition to the above table, the SMBC Group does not recognize deferred tax assets for deductible temporary differences related to investments in subsidiaries, associates and joint ventures where the Company has no intention to reverse these differences in the foreseeable future. The amount of those deductible temporary differences was ¥810 billion and ¥818 billion at March 31, 2019 and 2018, respectively.

At March 31, 2019 and 2018, the amount of taxable temporary differences associated with investments in subsidiaries, associates and joint ventures for which deferred tax liabilities had not been recognized was ¥2,334 billion and ¥2,041 billion, respectively. The Company can control the timing of reversal of the temporary differences and it is probable that they will not be reversed in the foreseeable future.

Deferred tax expense for the fiscal years ended March 31, 2019 and 2018 was attributable to the following temporary differences and tax losses carried forward:

	For the fiscal year ended March 31,
	2019	2018
	(In millions)
Property, plant and equipment	¥(28,338)	¥(1,137)
Investment securities	25,226	(34,881)
Goodwill and intangible assets	22,451	7,809
Tax losses carried forward	21,016	(3,448)
Derivative financial instruments	(10,110)	9,296
Loans and advances	(7,956)	6,092
Retirement benefits	5,102	(2,604)
Provision for interest repayment	1,066	(3,840)
Lease transactions	278	5,223
Other temporary differences—net	(39,358)	16,454

Total deferred tax benefit (expense)	¥(10,623)	¥(1,036)

23	RETIREMENT BENEFITS

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

The amounts of the retirement benefit liabilities and the retirement benefit assets recognized in the consolidated statements of financial position at March 31, 2019 and 2018 were determined as follows:

	At March 31,
	2019	2018
	(In millions)
Present value of unfunded obligations	¥(30,237)	¥(30,082)
Present value of funded obligations	(1,157,946)	(1,143,589)
Fair value of plan assets	1,420,639	1,453,238

Net retirement benefit assets (liabilities)	¥232,456	¥279,567

Of which retirement benefit liabilities included in “Other liabilities”	¥(36,027)	¥(36,888)
Of which retirement benefit assets included in “Other assets”	¥268,483	¥316,455

The movements in the defined benefit obligations for the fiscal years ended March 31, 2019 and 2018 were as follows:

	For the fiscal year ended March 31,
	2019	2018
	(In millions)
At beginning of period	¥1,173,671	¥1,239,784
Current service cost	38,540	40,387
Interest cost	8,008	8,637
Actuarial losses (gains)—demographic assumptions	(394)	15,485
Actuarial losses —financial assumptions	23,197	5,896
Actuarial losses—experience	2,652	2,519
Benefits paid	(42,495)	(44,433)
Lump-sum payments	(13,605)	(24,109)
Past service cost	108	(44)
Acquisition of subsidiaries and businesses	5,186	—
Others(1)	(6,685)	(70,451)

At end of period	¥1,188,183	¥1,173,671

(1)

Others mainly include the exclusion of the defined benefit obligations related to KUBC and The Minato Bank, both of which had been the Company’s subsidiaries but became its equity-method associates, and the exclusion of the defined benefit obligations related to SMFL which was reclassified as assets held for sale during the fiscal year ended March 31, 2018.

The movements in the fair value of plan assets for the fiscal years ended March 31, 2019 and 2018 were as follows:

	For the fiscal year ended March 31,
	2019	2018
	(In millions)
At beginning of period	¥1,453,238	¥1,432,556
Interest income	9,805	10,090
Return on plan assets excluding interest income	(14,874)	97,433
Contributions by employer	15,101	19,208
Benefits paid	(42,495)	(44,433)
Acquisition of subsidiaries and businesses	6,191	—
Others(1)	(6,327)	(61,616)

At end of period	¥1,420,639	¥1,453,238

(1)

Others mainly include the exclusion of the fair value of plan assets related to KUBC and The Minato Bank, both of which had been the Company’s subsidiaries but became its equity-method associates, and the exclusion of the fair value of plan assets related to SMFL which was reclassified as assets held for sale during the fiscal year ended March 31, 2018.

The amounts recognized in “General and administrative expenses” in the consolidated income statements for the fiscal years ended March 31, 2019, 2018 and 2017 were as follows:

	For the fiscal year ended March 31,
	2019	2018	2017
	(In millions)
Current service cost	¥38,540	¥40,387	¥40,030
Net interest cost	(1,797)	(1,453)	(1,153)
Past service cost	108	(44)	(3)

Total	¥36,851	¥38,890	¥38,874

The plan assets at March 31, 2019 and 2018 were composed as follows:

	At March 31,
	2019			2018
	Quoted in active markets	Other	Total	Quoted in active markets	Other	Total
	(In millions)
Plan assets retained in the pension funds:
Equity instruments	¥226,372	¥138,937	¥365,309	¥286,542	¥148,439	¥434,981
Debt instruments	16,124	233,025	249,149	36,290	205,320	241,610
General account of life insurance companies	250	39,463	39,713	356	45,089	45,445
Other investments and short-term assets	33,055	217,344	250,399	45,252	170,476	215,728
Plan assets retained in the retirement benefit trusts:
Japanese equity instruments	466,612	1,593	468,205	468,319	1,542	469,861
Other short-term assets	38,278	9,586	47,864	36,340	9,273	45,613

Total	¥780,691	¥639,948	¥1,420,639	¥873,099	¥580,139	¥1,453,238

The assets in the pension funds included common stocks issued by the SMBC Group at March 31, 2019 and 2018. The amounts of these stocks were not significant.

The assets in retirement benefit trusts were primarily composed of Japanese equity instruments. Most of the plan assets held by the SMBC Group are invested in Japanese equity and debt instruments. Accordingly, the SMBC Group may be exposed to market risk arising from the domestic markets.

The SMBC Group retained the voting rights of some of these equity instruments with fair values of ¥456,497 million and ¥457,217 million (32.1% and 31.5% of the total fair values of plan assets) at March 31, 2019 and 2018, respectively.

The principal actuarial assumptions used at March 31, 2019, 2018 and 2017 were as follows:

	At March 31,
	2019	2018	2017
Discount rates	0.5%	0.7%	0.7%

Discount rates are weighted on the basis of the defined benefit obligations.

The assumptions for future mortality are based on the official mortality table generally used for actuarial assumptions in Japan. Under the mortality table, used at March 31, 2019, 2018 and 2017, the current average remaining life expectancy of an individual retiring at age 60 was 23 years for males and 28 years for females.

The sensitivity analyses of the effect of changes in key assumptions on the defined benefit obligations at March 31, 2019 and 2018 were as follows:

	At March 31,
	2019	2018
	Increase/(decrease)	Increase/(decrease)
	(In millions)
Discount rates:
Increase by 50 bps	¥(74,405)	¥(73,146)
Decrease by 50 bps	84,546	83,014
Average life expectancy at age 60:
Increase of one year	¥39,661	¥38,291

Each increase and decrease in the table above assumes that only one assumption is changed, with all other assumptions remaining unchanged. In practice, however, changes in multiple assumptions may occur in a mutually interrelated manner.

The weighted average durations of defined benefit plans for the fiscal years ended March 31, 2019, 2018 and 2017 were as follows:

	At March 31,
	2019	2018	2017
	(Years)
Lump-sum severance indemnity plans	12.7	12.8	12.9
Defined benefit pension plans	18.9	18.9	18.2

Funding Policy for Plan Assets

The pension funds review the funding status of plan assets every year. If any funding deficit is identified, a measure to cover such deficit will be implemented, for example, by increasing the amount of contributions by the employer.

Expected contribution

Expected contributions to the defined benefit plans for the fiscal year ending March 31, 2020 are ¥20,208 million.

Defined	Contribution Plans

Some of the Company’s subsidiaries provide defined contribution plans. The amounts recognized as expenses for the defined contribution plans were ¥10,862 million, ¥10,769 million and ¥9,621 million for the fiscal years ended March 31, 2019, 2018 and 2017, respectively, which were included in “General and administrative expenses” in the consolidated income statements.

Employees’	Pension Insurance Plan

In Japan, the Government of Japan operates the Employees’ Pension Insurance Plan which covers most of the private entities’ employees. The amounts of contributions charged to expense for the Employees’ Pension Insurance Plan were ¥39,232 million, ¥42,694 million and ¥43,650 million for the fiscal years ended March 31, 2019, 2018 and 2017, respectively, which were included in “General and administrative expenses” in the consolidated income statements.

24	SHAREHOLDERS’ EQUITY

Common Stock

The changes in the number of issued shares of common stock and common stock held by the Company or its subsidiaries during the fiscal years ended March 31, 2019, 2018 and 2017 were as follows:

	For the fiscal year ended March 31,
	2019		2018		2017
	Outstanding	In treasury	Outstanding	In treasury	Outstanding	In treasury
At beginning of period	1,414,443,390	3,884,968	1,414,055,625	4,028,883	1,414,055,625	46,830,882
Net change	(15,041,970)	(84,050)	387,765	(143,915)	—	(42,801,999	)(1)

At end of period	1,399,401,420	3,800,918	1,414,443,390	3,884,968	1,414,055,625	4,028,883

(1)	Includes a decrease of 42,820,864 shares through the sale of the Company’s shares held by SMBC.

The total number of authorized shares of common stock was 3,000 million at March 31, 2019 and 2018 with no stated value. All issued shares are fully paid. The details of the stock options and the restricted shares outstanding are described in Note 39 “Share-Based Payment.”

On May 14, 2018, the Company’s board of directors resolved to repurchase shares of its common stock and cancel all the repurchased shares. The resolution authorized the repurchase of up to the lesser of (i) an aggregate of 20,000,000 shares of its common stock and (ii) an aggregate of ¥70 billion between May 15, 2018 and July 31, 2018. On June 19, 2018, the Company completed the repurchase, acquiring 15,368,300 shares of its common stock for ¥70 billion in aggregate. The Company cancelled all of the repurchased shares on August 20, 2018.

On May 15, 2019, the Company’s board of directors resolved to repurchase shares of its common stock and cancel all the repurchased shares. The resolution authorized the repurchase of up to the lesser of (i) an aggregate of 32,000,000 shares of its common stock and (ii) an aggregate of ¥100 billion between May 16, 2019 and August 30, 2019. The cancellation of the repurchased shares is scheduled on September 20, 2019. During May 2019, the Company entered into contracts to repurchase 5,922,400 shares of common stock for ¥23 billion in aggregate.

Preferred	Stock

The following table shows the number of shares of preferred stock at March 31, 2019 and 2018.

	At March 31, 2019		At March 31, 2018
	Authorized	Issued	Authorized	Issued
Type 5 preferred stock	167,000	—	167,000	—
Type 7 preferred stock	167,000	—	167,000	—
Type 8 preferred stock	115,000	—	115,000	—
Type 9 preferred stock	115,000	—	115,000	—

All the preferred stocks have no stated value. There was no movement in preferred stock during the fiscal years ended March 31, 2019, 2018 and 2017.

Capital	stock, Capital surplus and Treasury stock

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

The amount of the capital surplus and retained earnings of the Company that can be paid out as dividends is subject to restrictions under the Companies Act. These amounts are calculated based on the Company’s nonconsolidated statement of financial position prepared in accordance with Japanese GAAP. Therefore, the adjustments made to prepare the IFRS consolidated financial statements have no impact on the calculation. The total amount that the Company can pay out as a dividend was ¥1,782 billion at March 31, 2019.

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

The movements of remeasurements of the defined benefit plans reserve for the fiscal years ended March 31, 2019, 2018 and 2017 were as follows:

	For the fiscal year ended March 31,
	2019	2018	2017
	(In millions)
At beginning of period	¥76,102	¥22,774	¥18,985
Gains (losses) arising during the period, before tax	(40,329)	73,662	8,134
Income tax (expense) benefit for changes arising during the period	12,407	(22,492)	(2,315)
Amount attributable to non-controlling interests	53	45	(1,568)
Share of other comprehensive income (loss) of associates and joint ventures	760	58	(462)
Transfer from other reserves to retained earnings	23,432	2,055	—

At end of period	¥72,425	¥76,102	¥22,774

Available-for-sale financial assets reserve

The available-for-sale financial assets reserve included the accumulated gains and losses of available-for-sale financial assets excluding the amount reclassified to profit or loss when the assets are derecognized or impaired under IAS 39. Following the adoption of IFRS 9 on April 1, 2018, accumulated gains and losses previously recognized in the available-for-sale financial assets reserve are primarily recorded in the financial instruments at fair value through other comprehensive income reserves.

The movements of the available-for-sale financial assets reserve for the fiscal years ended March 31, 2018 and 2017 were as follows:

	For the fiscal year ended March 31,
	2018	2017
	(In millions)
At beginning of period	¥1,929,894	¥1,756,634
Gains (losses) arising during the period, before tax	582,435	371,438
Income tax (expense) benefit for changes arising during the period	(184,128)	(116,277)
Reclassification adjustments for (gains) losses included in net profit, before tax	(275,038)	(109,990)
Income tax benefit for reclassification adjustments	84,745	33,658
Amount attributable to non-controlling interests	(15,653)	(3,971)
Share of other comprehensive income (loss) of associates and joint ventures	5	(1,598)

At end of period	¥2,122,260	¥1,929,894

Financial instruments at fair value through other comprehensive income reserve

The financial instruments at fair value through other comprehensive income (“FVOCI”) reserve includes the accumulated gains and losses of debt instruments measured at FVOCI and equity instruments measured at FVOCI under IFRS 9. The accumulated gains and losses related to debt instruments measured at FVOCI are reclassified to profit or loss when the assets are derecognized or impaired. The accumulated gains and losses related to equity instruments measured at FVOCI are transferred to retained earnings when the assets are derecognized. In addition, when the decline in the fair value of an equity instrument measured at FVOCI is above the threshold to qualify for a tax deduction, the accumulated losses related to the equity instrument are transferred to retained earnings.

The movements of the financial instruments at FVOCI reserve for the fiscal years ended March 31, 2019 were as follows:

For the fiscal year ended March 31,
2019
(In millions)
At beginning of period(1)	¥1,718,937
Gains (losses) arising during the period, before tax	21,936
Income tax (expense) benefit for changes arising during the period	2,982
Reclassification adjustments for (gains) losses included in net profit, before tax	(6,071)
Income tax benefit for reclassification adjustments	1,844
Amount attributable to non-controlling interests	53,769
Share of other comprehensive income (loss) of associates and joint ventures	1,368
Transfer from other reserves to retained earnings	(64,158)

At end of period	¥1,730,607

(1)

The financial instruments at FVOCI reserve at beginning of period for the fiscal year ended March 31, 2019 is calculated under IFRS 9. For additional information, refer to Note 2 “Summary of Significant Accounting Policies.”

Exchange differences on translating foreign operations reserve

Exchange differences on translating the foreign operations reserve includes foreign exchange differences arising from the translation of the net assets of foreign operations from their functional currencies to the SMBC Group’s presentation currency, Japanese yen.

The movements of exchange differences on translating the foreign operations reserve for the fiscal years ended March 31, 2019, 2018 and 2017 were as follows:

	For the fiscal year ended March 31,
	2019	2018	2017
	(In millions)
At beginning of period	¥125,987	¥181,374	¥216,336
Gains (losses) arising during the period, before tax	22,517	(75,409)	(24,063)
Income tax (expense) benefit for changes arising during the period	343	3,152	2,544
Reclassification adjustments for (gains) losses included in net profit, before tax	(37,247)	49	(4)
Income tax (expense) benefit for reclassification adjustments	131	(15)	1
Amount attributable to non-controlling interests	4,430	9,014	6,102
Share of other comprehensive income (loss) of associates and joint ventures	(2,827)	7,822	(19,542)

At end of period	¥113,334	¥125,987	¥181,374

25	NON-CONTROLLING INTERESTS AND EQUITY ATTRIBUTABLE TO OTHER EQUITY INSTRUMENTS HOLDERS

Non-controlling interests

Non-controlling interests at March 31, 2019 and 2018 consisted of the following:

	At March 31,
	2019	2018
	(In millions)
Preferred securities issued by subsidiaries	¥436,500	¥730,153
Others	57,623	502,827

Total non-controlling interests	¥494,123	¥1,232,980

Preferred securities issued by subsidiaries

Preferred securities issued by subsidiaries consisted of the following:

	Redemption at the option of Issuer(1)	At March 31,
		2019	2018
		(In millions)
SMFG Preferred Capital USD 3 Limited (non-cumulative step-up perpetual preferred securities)	July 2018	¥—	¥143,438
SMFG Preferred Capital GBP 2 Limited (non-cumulative step-up perpetual preferred securities)	January 2029	—	37,215
SMFG Preferred Capital JPY 2 Limited
Series A (non-cumulative step-up perpetual preferred securities)	January 2019	—	113,000
Series B (non-cumulative perpetual preferred securities)	July 2019	140,000	140,000
Series E (non-cumulative perpetual preferred securities)	July 2019	33,000	33,000
SMFG Preferred Capital JPY 3 Limited
Series A (non-cumulative step-up perpetual preferred securities)	January 2020	99,000	99,000
Series B (non-cumulative perpetual preferred securities)	January 2020	164,500	164,500

Preferred securities issued by subsidiaries		¥436,500	¥730,153

(1)

Subject to the prior approval of the Financial Services Agency of Japan (“FSA”), preferred securities are redeemable at any dividend payment date on and after a specific month in principle and the month shown in this column is such a specific month of each preferred security.

Others

Others represent the equity in the SMBC Group’s subsidiaries not attributable, directly or indirectly, to the SMBC Group. They were not considered individually material to the SMBC Group at March 31, 2019 and 2018.

Equity	attributable to other equity instruments holders

Equity attributable to other equity instruments holders at March 31, 2019 and 2018 consisted of the following:

	At March 31,
	2019	2018
	(In millions)
Perpetual subordinated bonds	¥598,703	¥599,522

Total equity attributable to other equity instruments holders	¥598,703	¥599,522

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

The principal amount of the bonds which has been written down due to a Capital Ratio Event may be reinstated at SMFG’s option, subject to prior confirmation of the FSA that the Common Equity Tier 1 capital ratio remains at a sufficiently high level after giving effect to such reinstatement.

26	NET INTEREST INCOME

Net interest income for the fiscal years ended March 31, 2019, 2018 and 2017 consisted of the following:

	For the fiscal year ended March 31,
	2019	2018	2017
	(In millions)
Interest income from:
Deposits with banks	¥103,798	¥78,217	¥45,770
Call loans and bills bought	16,400	19,362	12,065
Reverse repurchase agreements and cash collateral on securities borrowed	38,387	40,021	29,601
Investment securities	152,915	102,295	87,348
Loans and advances	2,094,850	1,904,175	1,725,477

Total interest income	2,406,350	2,144,070	1,900,261

Interest expense from:
Deposits	601,365	382,753	249,028
Call money and bills sold	14,212	8,763	5,286
Repurchase agreements and cash collateral on securities lent	120,984	61,341	20,623
Borrowings	107,233	89,196	79,835
Debt securities in issue	256,035	190,774	146,937
Others	2,046	1,142	629

Total interest expense	1,101,875	733,969	502,338

Net interest income	¥1,304,475	¥1,410,101	¥1,397,923

Interest income recorded on impaired financial assets was ¥18,886 million and ¥16,892 million for the fiscal years ended March 31, 2018 and 2017, respectively.

27	NET FEE AND COMMISSION INCOME

Net fee and commission income for the fiscal years ended March 31, 2019, 2018 and 2017 consisted of the following:

	For the fiscal year ended March 31,
	2019	2018	2017
	(In millions)
Fee and commission income from:
Loans	¥118,225	¥120,998	¥128,305
Credit card business	290,034	289,509	261,253
Guarantees	63,112	62,934	58,221
Securities-related business	142,870	147,016	146,655
Deposits	12,650	16,169	15,929
Remittances and transfers	139,625	140,621	138,029
Safe deposits	4,546	5,224	5,414
Trust fees	4,629	3,854	3,607
Investment trusts	127,762	154,419	126,590
Agency	11,417	16,577	16,753
Others	186,907	174,043	165,656

Total fee and commission income	1,101,777	1,131,364	1,066,412

Fee and commission expense from:
Remittances and transfers	42,150	40,214	39,419
Guarantees	1,572	3,750	3,434
Others	134,629	134,903	138,720

Total fee and commission expense	178,351	178,867	181,573

Net fee and commission income	¥923,426	¥952,497	¥884,839

Fee and commission income can be mainly disaggregated into credit card business, securities-related business, investment trusts, remittances and transfers and loans by types of services. Fees obtained through credit card business principally arise in the Retail Business Unit. Fees obtained through securities-related business principally arise in the Wholesale Business Unit, the Retail Business Unit and the International Business Unit. Fees and commissions obtained through investment trusts principally arise in the Retail Business Unit and Head office account and others, which include the investment advisory and investment trust management businesses. Remittance and transfer fees principally arise in the Wholesale Business Unit, the Retail Business Unit and the International Business Unit. Loan transaction fees principally arise in the Wholesale Business Unit and the International Business Unit.

28	NET TRADING INCOME

Net trading income for the fiscal years ended March 31, 2019, 2018 and 2017 consisted of the following:

	For the fiscal year ended March 31,
	2019	2018	2017
	(In millions)
Interest rate	¥176,352	¥128,137	¥79,650
Foreign exchange	92,835	87,322	51,143
Equity	46,576	48,047	39,478
Credit	3,667	5,735	13,063
Others	872	1,223	629

Total net trading income	¥320,302	¥270,464	¥183,963

Net trading income includes income and losses from trading assets and liabilities, and derivative financial instruments.

29	NET INCOME (LOSS) FROM FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

Net income (loss) from financial assets at fair value through profit or loss for the fiscal years ended March 31, 2019, 2018 and 2017 consisted of the following:

	For the fiscal year ended March 31,
	2019	2018	2017
	(In millions)
Net income (loss) from debt instruments(1)	¥53,048	¥(1,775)	¥428
Net income from equity instruments	1,607	1,108	1,590

Total net income (loss) from financial assets at fair value through profit or loss	¥54,655	¥(667)	¥2,018

(1)	Following the adoption of IFRS 9, net income (loss) from debt instruments includes all gains and losses arising mainly from financial assets which do not meet the conditions for SPPI.

30	NET INVESTMENT INCOME

Net investment income for the fiscal years ended March 31, 2019, 2018 and 2017 consisted of the following:

	For the fiscal year ended March 31,
	2019	2018	2017
	(In millions)
Net gain from disposal of debt instruments	¥6,072	¥4,187	¥39,484
Net gain from disposal of equity instruments(1)	—	281,036	142,016
Dividend income	87,850	138,874	123,827

Total net investment income	¥93,922	¥424,097	¥305,327

(1)	Following the adoption of IFRS 9, net gain from disposal of equity instruments elected to be measured at FVOCI is not transferred to profit or loss.

Dividend income from equity instruments at fair value through other comprehensive income which were derecognized during the fiscal year ended March 31, 2019 was ¥2,524 million.

31	OTHER INCOME

Other income for the fiscal years ended March 31, 2019, 2018 and 2017 consisted of the following:

	For the fiscal year ended March 31,
	2019	2018	2017
	(In millions)
Income from operating leases	¥235,044	¥276,850	¥250,460
Income related to disposal of assets leased	112,344	322,673	152,564
Income related to IT solution services	33,828	29,172	37,678
Gains on disposal of property, plant and equipment, and other intangible assets	541	852	937
Reversal of impairment losses of investments in associates and joint ventures	2,402	8,123	—
Gains on step acquisition of subsidiaries	—	—	20,344
Others	121,507	118,185	111,842

Total other income	¥505,666	¥755,855	¥573,825

32	IMPAIRMENT CHARGES ON FINANCIAL ASSETS

Impairment charges (reversals) on financial assets for the fiscal years ended March 31, 2019, 2018 and 2017 consisted of the following:

	For the fiscal year ended March 31,
	2019(1)	2018(2)	2017(2)
	(In millions)
Loans and advances	¥122,927	¥126,623	¥141,457
Loan commitments	(9,771)	—	—
Financial guarantees	6,529	—	—
Investment securities(3)	1	10,185	71,510

Total impairment charges on financial assets	¥119,686	¥136,808	¥212,967

(1)	For the fiscal year ended March 31, 2019, impairment charges on the financial assets are determined in accordance with IFRS 9.
(2)

For the fiscal years ended March 31, 2018 and 2017, impairment charges on loans and advances and investment securities were determined in accordance with IAS 39, while losses for loan commitments and financial guarantee contracts were determined in accordance with IAS 37.

(3)	Investment securities, which were formerly available-for-sale financial assets under IAS 39, include debt instruments measured at FVOCI and those measured at amortized cost under IFRS 9.

33	GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses for the fiscal years ended March 31, 2019, 2018 and 2017 consisted of the following:

	For the fiscal year ended March 31,
	2019	2018	2017
	(In millions)
Personnel expenses	¥803,821	¥864,396	¥833,755
Depreciation and amortization	168,564	171,043	172,496
Rent and lease expenses	112,660	117,400	115,425
Building and maintenance expenses	10,254	11,167	10,657
Supplies expenses	16,252	16,902	16,694
Communication expenses	35,030	38,171	37,250
Publicity and advertising expenses	63,669	80,464	79,570
Taxes and dues	82,792	83,976	85,967
Outsourcing expenses	100,495	96,733	96,063
Premiums for deposit insurance	35,555	37,938	38,180
Office equipment expenses	47,139	54,708	49,127
Others	239,137	240,223	216,951

Total general and administrative expenses	¥1,715,368	¥1,813,121	¥1,752,135

34	OTHER EXPENSES

Other expenses for the fiscal years ended March 31, 2019, 2018 and 2017 consisted of the following:

	For the fiscal year ended March 31,
	2019	2018	2017
	(In millions)
Cost of operating leases	¥120,412	¥144,708	¥126,320
Cost related to disposal of assets leased	101,218	310,460	140,255
Cost related to IT solution services and IT systems	96,727	92,975	92,247
Provision for interest repayment	47,293	49,879	11,439
Losses on disposal of property, plant and equipment, and other intangible assets	4,596	4,913	6,041
Impairment losses of property, plant and equipment	5,906	27,816	6,396
Impairment losses of intangible assets	66,665	35,666	74,788
Losses on sale of investments in subsidiaries and associates	2,677	28,250	—
Impairment losses of investments in associates and joint ventures	50,679	19,851	14,941
Losses on step acquisition of subsidiaries	25,744	—	—
Others	53,740	78,247	59,332

Total other expenses	¥575,657	¥792,765	¥531,759

35	INCOME TAX EXPENSE

The detail of income tax expense for the fiscal years ended March 31, 2019, 2018 and 2017 was as follows:

	For the fiscal year ended March 31,
	2019	2018	2017
	(In millions)
Current tax:
Charge for period(1)	¥173,683	¥228,342	¥260,234
Deferred tax:
Origination and reversal of temporary differences	17,460	66,875	12,391
Change in the write-down of deferred tax assets on the current fiscal year income tax expense	(6,837)	(63,194)	(132,859)
Changes in tax rates and others(2)	—	(2,645)	—

Total deferred tax expense (benefit)	10,623	1,036	(120,468)

Total income tax expense	¥184,306	¥229,378	¥139,766

(1)	As a result of the adoption of IFRS 9, the current income tax expense of ¥103,264 million was recognized directly in equity for the fiscal year ended March 31, 2019.
(2)	The amount for the fiscal year ended March 31, 2018 mainly includes the effect of change in U.S. federal income tax rate which was changed from 36% to 21% effective January 1, 2018.

The following table shows the reconciliations of the effective income tax rates for the fiscal years ended March 31, 2019, 2018 and 2017.

	For the fiscal year ended March 31,
	2019	2018	2017
	(In millions, except percentages)
Profit before tax	¥831,892	¥1,118,976	¥880,352
Income tax expense	184,306	229,378	139,766
Effective income tax rate	22.2%	20.5%	15.9%
Effective statutory tax rate in Japan(1)	30.6%	30.9%	30.9%
Nontaxable dividends received	(4.8%)	(0.8%)	(1.0%)
Non-Japanese earnings	(3.0%)	(3.6%)	(1.9%)
Tax impact of impairment losses and reversal of impairment losses for investments in associates and joint ventures—net	1.8%	0.3%	0.5%
Tax impact of share of post-tax profit in associates and joint ventures	(1.5%)	(1.4%)	(1.0%)
Gains on step acquisition of subsidiaries and associates and joint ventures which were not taxable	1.0%	—	(0.7%)
Effect of the change in the write-down of deferred tax assets on the current fiscal year income tax expense(2)	(0.8%)	(5.7%)	(15.1%)
Tax impact of impairment losses of goodwill	—	0.8%	2.6%
Others—net	(1.1%)	—	1.6%

Effective income tax rate	22.2%	20.5%	15.9%

(1)

The effective statutory tax rate in Japan for the fiscal year ended March 31, 2019 is the aggregate of the effective corporation tax rate of 23.2%, the effective local corporation tax rate of 1.0%, the effective inhabitant tax rate of 3.8% and the effective enterprise tax rate of 2.6%, which is payable by corporate entities on taxable profits under the tax laws in Japan. The effective corporation tax rate and the effective enterprise tax rate were changed from 23.4% and 2.7%, which were applied to the fiscal years ended March 31, 2018 and 2017, respectively.

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

The following table shows the income and share data used in the basic and diluted earnings per share calculations for the fiscal years ended March 31, 2019, 2018 and 2017.

	For the fiscal year ended March 31,
	2019	2018	2017
	(In millions, except number of shares and per share data)
Basic:
Profit attributable to shareholders of the Company	¥541,932	¥759,998	¥627,870
Weighted average number of common stock in issue (in thousands of shares)	1,397,599	1,410,442	1,369,231

Basic earnings per share	¥387.76	¥538.84	¥458.56

Diluted:
Profit attributable to the common shareholders of the Company	¥541,932	¥759,998	¥627,870
Impact of dilutive potential ordinary shares issued by subsidiaries	(19)	(10)	(11)

Net profit used to determine diluted earnings per share	¥541,913	¥759,988	¥627,859

Weighted average number of common stock in issue (in thousands of shares)	1,397,599	1,410,442	1,369,231
Adjustments for stock options (in thousands of shares)	924	1,052	1,093

Weighted average number of common stock for diluted earnings per share (in thousands of shares)	1,398,523	1,411,494	1,370,324

Diluted earnings per share	¥387.49	¥538.43	¥458.18

37	TRANSFERS OF FINANCIAL ASSETS

In the normal course of business, the SMBC Group transfers financial assets mainly through repurchase agreements, securities lending transactions and securitizations. Depending on the nature of the transactions, the transfers may either result in financial assets being derecognized or continuing to be recognized on the consolidated statements of financial position.

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

The following tables show the carrying amounts and fair values of transferred financial assets that did not qualify for derecognition and their associated financial liabilities at March 31, 2019 and 2018:

	At March 31, 2019
	Repurchase agreements and securities lending transactions	Loans and advances
		Residential mortgages	Corporate loans	Others(1)
	(In millions)
Carrying amount of assets	¥7,631,722	¥1,478,989	¥778,559	¥—
Carrying amount of associated liabilities	6,530,794	1,189,055	770,434	—

For those liabilities that have recourse only to the transferred assets:
Fair value of assets	¥—	¥1,663,279	¥781,864	¥—
Fair value of associated liabilities	—	1,240,199	770,605	—

Net position	¥—	¥423,080	¥11,259	¥—

	At March 31, 2018
	Repurchase agreements and securities lending transactions	Loans and advances
		Residential mortgages	Corporate loans	Others(1)
	(In millions)
Carrying amount of assets	¥7,730,783	¥1,432,966	¥857,690	¥49,151
Carrying amount of associated liabilities	7,271,817	1,154,831	853,207	40,584

For those liabilities that have recourse only to the transferred assets:
Fair value of assets	¥—	¥1,615,329	¥861,824	¥48,254
Fair value of associated liabilities	—	1,207,899	853,551	40,870

Net position	¥—	¥407,430	¥8,273	¥7,384

(1)

Others included loans and advances reclassified as assets held for sale and liabilities directly associated with the assets held for sale related to SMFL at March 31, 2018. SMFL became our joint venture on November 28, 2018. For additional information, refer to Note 50 “Assets and Disposal Groups Held for Sale.”

Repurchase Agreements and Securities Lending Transactions

The SMBC Group lends or sells securities under agreements to repurchase them at a predetermined price on a future date. Since substantially all the risks and rewards of ownership of the securities are retained by the SMBC Group, the securities remain on the consolidated statements of financial position and their associated financial liabilities are recorded. The recourse of the counterparties to their associated financial liabilities is not limited to the underlying securities.

Loans and Advances

The SMBC Group transfers its loans and advances, including residential mortgages and corporate loans, mainly to bankruptcy-remote structured entities for securitizations whereby the structured entities issue debt securities to the SMBC Group for subordinated tranches and to investors for senior tranches. The investors have only recourse to the underlying financial assets due to their bankruptcy-remoteness. Since the SMBC Group retains substantially all the risks and rewards of ownership, the transferred financial assets do not qualify for derecognition. The SMBC Group therefore continues to recognize these transferred financial assets as loans and advances, and recognizes their associated financial liabilities arising from issuing debt securities to investors on the consolidated statements of financial position.

38	ASSETS PLEDGED AND RECEIVED AS COLLATERAL

Assets Pledged

The carrying amounts of assets pledged as collateral at March 31, 2019 and 2018 were as follows:

	At March 31,
	2019	2018
	(In millions)
Cash and deposits with banks(1)	¥48,937	¥32,010
Trading assets	2,111,979	2,423,002
Financial assets at fair value through profit or loss	1,208,409	1,518,748
Debt instruments at amortized cost	280,246	—
Debt instruments at fair value through other comprehensive income	9,140,006	—
Equity instruments at fair value through other comprehensive income	184,417	—
Held-to-maturity investments	—	365,450
Available-for-sale financial assets	—	10,648,468
Loans and advances(1)	10,118,591	11,019,253
Other assets(1)	1,738,945	1,825,987

Total	¥24,831,530	¥27,832,918

(1)

At March 31, 2018, cash and deposits with banks, loans and advances, and other assets include those of SMFL, which were classified as assets held for sale. For additional information, refer to Note 50 “Assets and Disposal Groups Held for Sale.”

The SMBC Group pledges assets as collateral to secure payables under repurchase agreements, securities lending transactions and securitizations, borrowings or for cash settlements, margins on derivative transactions and certain other purposes. These transactions are conducted under terms that are usual and customary to standard contracts.

Loaned securities for which the borrowers have the right to sell or repledge were ¥7,649,435 million and ¥7,731,243 million at March 31, 2019 and 2018, respectively.

For the reserve funds with the Bank of Japan and other reserve deposits for foreign offices maintained by the SMBC Group, refer to Note 5 “Cash and Deposits with Banks.”

Assets Received as Collateral

Under certain transactions, including reverse repurchase agreements, securities borrowing, and discounting of bills, the SMBC Group is permitted to resell or repledge the collateral held in the absence of default by the owner of the collateral. These transactions are conducted under terms that are usual and customary for standard contracts. The fair values of securities and bills accepted as collateral were ¥13,461,458 million and ¥12,218,264 million at March 31, 2019 and 2018, respectively. As to the securities received in the reverse repurchase agreements and securities borrowing transactions, the SMBC Group has the obligation to return equivalent securities upon completion of the transactions. The fair value of securities sold or repledged to others was ¥9,166,534 million and ¥8,839,133 million at March 31, 2019 and 2018, respectively.

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

The number and the weighted average exercise prices of stock options for the fiscal years ended March 31, 2019 and 2018 were as follows:

	For the fiscal year ended March 31,
	2019		2018
	Number of options(1)	Weighted average exercise price	Number of options(1)	Weighted average exercise price
Outstanding at beginning of period	1,003,000	¥1	1,180,000	¥1
Exercised	(103,600)	1	(174,700)	1
Forfeited or expired	—	—	(2,300)	1

Outstanding at end of period	899,400	¥1	1,003,000	¥1

Exercisable at end of period	498,600	¥1	463,100	¥1

(1)	Number of options is the number of SMFG’s common stock granted by the exercise of stock options.

In June 2017, SMFG and SMBC resolved to discontinue the issuance of new stock options. Thereafter, SMFG has not issued any new stock options.

The weighted average stock price at the date of exercise was ¥4,391 and ¥4,245 for the fiscal years ended March 31, 2019 and 2018, respectively.

Summarized information about stock options outstanding at March 31, 2019 and 2018 was as follows:

		At March 31,
		2019		2018
	Exercise price	Number of options	Remaining contractual lives in years	Number of options	Remaining contractual lives in years
SMFG Stock Acquisition Rights	¥1	899,400	24.3	1,003,000	25.3

The amounts of stock options recognized as expenses were measured based on the fair value of stock options granted, which was ¥135 million for the fiscal years ended March 31, 2018 and included in “General and administrative expenses” in the consolidated income statements.

Compensation Plans Utilizing Restricted Stock

In July 2017, the SMFG compensation committee resolved to revise the executive compensation policy and to introduce new stock compensation plans that utilize restricted stock.

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

The eligible executives for the plans are directors (excluding outside directors), corporate executive officers and executive officers of SMFG, directors (excluding outside directors) and executive officers, etc. of SMBC and representative corporate executive officers of certain of our subsidiaries.

As part of the new policy, SMFG and SMBC introduced provisions for forfeiture and claw-back of vested stock under the plans in order to restrain excessive risk-taking and foster a prudent risk culture expected of a financial institution.

The number of restricted shares and the fair value of restricted shares at the measurement date for the fiscal year ended March 31, 2019 and 2018 were as follows:

	For the fiscal year ended March 31,
	2019	2018
Outstanding at beginning of period	387,765	—
Allotted	326,330	387,765
Released	(11,892)	—
Forfeited	—	—

Outstanding at end of period	702,203	387,765

Fair value at measurement date	¥4,287	¥4,372

The fair value of restricted shares is based on the market price of SMFG common stock. If any granted conditions exist, the terms and conditions upon which the shares were granted, are taken into account when estimating both the number of shares expected to vest and the fair value of the shares granted. The amount of restricted shares recognized as expenses was measured based on the fair value of the restricted shares granted, which were ¥1,240 million and ¥803 million for the fiscal year ended March 31, 2019 and 2018, respectively, and included in “General and administrative expenses” in the consolidated income statements.

40	DIVIDENDS PER SHARE

The dividends recognized by the SMBC Group for the fiscal years ended March 31, 2019, 2018 and 2017 were as follows:

	Dividends per share	Aggregate amount
	(In yen)	(In millions)
For the fiscal year ended March 31, 2019:
Common stock	¥175	¥245,577
For the fiscal year ended March 31, 2018:
Common stock	¥155	¥218,596
For the fiscal year ended March 31, 2017:
Common stock	¥150	¥205,083

The Company proposed to the shareholders the distribution of a dividend of ¥95 per share of common stock totaling ¥132,582 million in respect of the fiscal year ended March 31, 2019. The dividend is subject to the approval at the general meeting of shareholders on June 27, 2019. The consolidated financial statements for the fiscal year ended March 31, 2019 do not include this dividend.

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

Capital Commitments

At March 31, 2019 and 2018, the SMBC Group had ¥62,027 million and ¥2,626 million, respectively, of contractual commitments to acquire property, plant and equipment. In addition, the SMBC Group had nil and ¥383 million of contractual commitments to acquire intangible assets, such as software at March 31, 2019 and 2018, respectively. The SMBC Group’s management is confident that future net revenues and funding will be sufficient to cover these commitments.

Loan Commitments and Financial Guarantees and Other Credit-related Contingent Liabilities

Loan commitment contracts on overdrafts and loans are agreements to lend up to a prescribed amount to customers, as long as there is no violation of any condition established in the contracts. However, since many of these loan commitments are expected to expire without being drawn down, the total amount of unused commitments does not necessarily represent an actual future cash flow requirement. Many of these loan commitments include clauses under which the SMBC Group can reject an application from customers or reduce the contract amounts in cases where economic conditions change, the SMBC Group needs to secure claims, or some other significant event occurs.

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

The table below shows the nominal amounts of undrawn loan commitments, and financial guarantees and other credit-related contingent liabilities at March 31, 2019 and 2018.

	At March 31,
	2019	2018
	(In millions)
Loan commitments	¥62,724,820	¥60,107,128
Financial guarantees and other credit-related contingent liabilities	9,409,066	8,426,245

Total	¥72,133,886	¥68,533,373

42	ANALYSIS OF FINANCIAL ASSETS AND LIABILITIES BY MEASUREMENT BASIS

On April 1, 2018, the SMBC Group adopted IFRS 9, which is the comprehensive standard to replace IAS 39. After initial recognition, financial assets and liabilities are measured either at fair value or amortized cost, within the measurement categories as defined in IFRS 9. The summary of significant accounting policies in Note 2 describes how these categories of financial assets and liabilities are measured, and how income and expenses are recognized either in profit or loss, or in other comprehensive income. The following tables present the carrying amounts of the financial assets and liabilities, by category and by line item, of the consolidated statements of financial position.

	At March 31, 2019
	Financial assets and liabilities at fair value through profit or loss	Financial assets and liabilities at amortized cost	Debt instruments at fair value through other comprehensive income	Equity instruments at fair value through other comprehensive income	Total
	(In millions)
Financial assets:
Cash and deposits with banks	¥—	¥57,763,441	¥—	¥—	¥57,763,441
Call loans and bills bought	—	2,465,745	—	—	2,465,745
Reverse repurchase agreements and cash collateral on securities borrowed	—	10,345,994	—	—	10,345,994
Trading assets	2,767,691	—	—	—	2,767,691
Derivative financial instruments	3,382,574	—	—	—	3,382,574
Financial assets at fair value through profit or loss	2,641,416	—	—	—	2,641,416
Investment securities	—	318,914	13,333,221	4,172,892	17,825,027
Loans and advances	—	90,682,938	—	—	90,682,938
Other financial assets(1)	—	3,609,129	—	—	3,609,129

Total	¥8,791,681	¥165,186,161	¥13,333,221	¥4,172,892	¥191,483,955

Financial liabilities:
Deposits(2)	¥666	¥134,403,986	¥—	¥—	¥134,404,652
Call money and bills sold	—	1,307,779	—	—	1,307,779
Repurchase agreements and cash collateral on securities lent	—	12,887,249	—	—	12,887,249
Trading liabilities	1,998,694	—	—	—	1,998,694
Derivative financial instruments	3,051,773	—	—	—	3,051,773
Borrowings(2)	1,716	12,166,142	—	—	12,167,858
Debt securities in issue(2)	(4,676)	11,175,885	—	—	11,171,209
Other financial liabilities(1)	—	5,596,513	—	—	5,596,513

Total	¥5,048,173	¥177,537,554	¥—	¥—	¥182,585,727

	At March 31, 2018
	Financial assets and liabilities at fair value through profit or loss	Held-to-maturity investments	Loans and receivables	Available-for-sale financial assets	Financial liabilities measured at amortized cost	Total
	(In millions)
Financial assets:
Cash and deposits with banks(3)	¥4,773	¥—	¥54,691,296	¥—	¥—	¥54,696,069
Call loans and bills bought	—	—	1,881,880	—	—	1,881,880
Reverse repurchase agreements and cash collateral on securities borrowed	—	—	8,491,703	—	—	8,491,703
Trading assets	3,169,123	—	—	—	—	3,169,123
Derivative financial instruments	3,885,271	—	—	—	—	3,885,271
Financial assets at fair value through profit or loss	1,547,672	—	—	—	—	1,547,672
Investment securities(3)	2,588	372,459	—	20,120,028	—	20,495,075
Loans and advances(3)	3,169	—	85,125,901	—	—	85,129,070
Other financial assets(1)	—	—	3,598,642	—	—	3,598,642
Financial assets included in assets held for sale	1,693	—	3,098,196	108,882	—	3,208,771

Total	¥8,614,289	¥372,459	¥156,887,618	¥20,228,910	¥—	¥186,103,276

Financial liabilities:
Deposits(3)	¥13,929	¥—	¥—	¥—	¥128,447,598	¥128,461,527
Call money and bills sold	—	—	—	—	1,190,929	1,190,929
Repurchase agreements and cash collateral on securities lent	—	—	—	—	12,022,593	12,022,593
Trading liabilities	2,143,899	—	—	—	—	2,143,899
Derivative financial instruments	3,498,016	—	—	—	—	3,498,016
Borrowings(3)	1,198	—	—	—	10,651,283	10,652,481
Debt securities in issue(3)	(7,635)	—	—	—	10,576,752	10,569,117
Other financial liabilities(1)	—	—	—	—	6,691,042	6,691,042
Financial liabilities included in liabilities directly associated with the assets held for sale	5,971	—	—	—	3,371,556	3,377,527

Total	¥5,655,378	¥—	¥—	¥—	¥172,951,753	¥178,607,131

(1)	Other financial assets and liabilities comprise of those included in other assets and liabilities, which meet the definition of a financial asset and liability.
(2)

Embedded derivatives, which are separately accounted for, but presented together with the host contract in the consolidated statements of financial position under IFRS 9, are disclosed in this table within the category of “Financial assets and liabilities at fair value through profit or loss.” Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in this table as liabilities to be consistent with the line of the host contract.

(3)

Embedded derivatives, which were separately accounted for, but presented together with the host contract in the consolidated statements of financial position under IAS 39, are disclosed in this table within the category of “Financial assets and liabilities at fair value through profit or loss.” Although the separated embedded derivatives had a positive or a negative fair value, they have been presented in this table as assets or liabilities to be consistent with the line of the host contract.

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

The following tables present the carrying amounts of financial assets and liabilities carried at fair value based on the three levels of the fair value hierarchy at March 31, 2019 and 2018.

	At March 31, 2019
	Level 1(1)	Level 2(1)	Level 3	Total
	(In millions)
Financial assets:
Trading assets:
Debt instruments	¥2,091,355	¥389,548	¥—	¥2,480,903
Equity instruments	281,030	5,758	—	286,788

Total trading assets	2,372,385	395,306	—	2,767,691

Derivative financial instruments:
Interest rate derivatives	68,942	1,939,591	212	2,008,745
Currency derivatives	22	1,286,614	274	1,286,910
Equity derivatives	33,802	25,579	4,236	63,617
Commodity derivatives	445	7,072	—	7,517
Credit derivatives	—	10,236	5,549	15,785

Total derivative financial instruments	103,211	3,269,092	10,271	3,382,574

Financial assets at fair value through profit or loss:
Debt instruments(2)	223,832	1,834,718	562,136	2,620,686
Equity instruments	1,810	209	18,711	20,730

Total financial assets at fair value through profit or loss	225,642	1,834,927	580,847	2,641,416

Investment securities at fair value through other comprehensive income:
Japanese government bonds	5,027,695	—	—	5,027,695
U.S. Treasury and other U.S. government agency bonds	4,426,635	—	—	4,426,635
Other debt instruments	646,806	3,232,085	—	3,878,891

Total debt instruments	10,101,136	3,232,085	—	13,333,221

Equity instruments	3,749,430	11,115	412,347	4,172,892

Total investment securities at fair value through other comprehensive income	13,850,566	3,243,200	412,347	17,506,113

Total	¥16,551,804	¥8,742,525	¥1,003,465	¥26,297,794

Financial liabilities:
Trading liabilities:
Debt instruments	¥1,777,666	¥58,194	¥—	¥1,835,860
Equity instruments	66,896	95,938	—	162,834

Total trading liabilities	1,844,562	154,132	—	1,998,694

Derivative financial instruments:
Interest rate derivatives	49,170	1,775,883	—	1,825,053
Currency derivatives	—	1,112,769	9	1,112,778
Equity derivatives	59,166	37,004	—	96,170
Commodity derivatives	415	5,433	—	5,848
Credit derivatives	—	11,370	554	11,924

Total derivative financial instruments	108,751	2,942,459	563	3,051,773

Others(3)	—	(1,859)	(435)	(2,294)

Total	¥1,953,313	¥3,094,732	¥128	¥5,048,173

	At March 31, 2018
	Level 1(1)	Level 2(1)	Level 3	Total
	(In millions)
Financial assets:
Trading assets:
Debt instruments	¥2,424,460	¥416,688	¥—	¥2,841,148
Equity instruments	307,942	20,033	—	327,975

Total trading assets	2,732,402	436,721	—	3,169,123

Derivative financial instruments:
Interest rate derivatives(4)	38,760	2,033,894	—	2,072,654
Currency derivatives(4)	—	1,724,387	14	1,724,401
Equity derivatives	48,154	21,310	1,880	71,344
Commodity derivatives	402	6,114	—	6,516
Credit derivatives	—	7,382	4,667	12,049

Total derivative financial instruments	87,316	3,793,087	6,561	3,886,964

Financial assets at fair value through profit or loss:
Debt instruments	—	1,518,778	10,143	1,528,921
Equity instruments	541	153	18,057	18,751

Total financial assets at fair value through profit or loss	541	1,518,931	28,200	1,547,672

Available-for-sale financial assets:
Japanese government bonds	7,685,303	—	—	7,685,303
U.S. Treasury and other U.S. government agency bonds	3,246,646	—	—	3,246,646
Other debt instruments	700,500	2,650,103	154	3,350,757
Equity instruments(4)	4,307,274	797,166	844,352	5,948,792

Total available-for-sale financial assets	15,939,723	3,447,269	844,506	20,231,498

Others(5)	—	7,942	—	7,942

Total	¥18,759,982	¥9,203,950	¥879,267	¥28,843,199

Financial liabilities:
Trading liabilities:
Debt instruments	¥1,948,602	¥60,109	¥—	¥2,008,711
Equity instruments	33,174	102,014	—	135,188

Total trading liabilities	1,981,776	162,123	—	2,143,899

Derivative financial instruments:
Interest rate derivatives(4)	30,760	1,947,673	—	1,978,433
Currency derivatives(4)	19	1,406,759	14	1,406,792
Equity derivatives	78,088	27,261	—	105,349
Commodity derivatives	464	4,484	—	4,948
Credit derivatives	—	8,043	422	8,465

Total derivative financial instruments	109,331	3,394,220	436	3,503,987

Others(5)	—	6,659	833	7,492

Total	¥2,091,107	¥3,563,002	¥1,269	¥5,655,378

(1)

Transfers between levels of the fair value hierarchy are deemed to have occurred at the beginning of the period. There were no significant transfers between Level 1 and Level 2 for the fiscal years ended March 31, 2019 and 2018.

(2)

Since the adoption of IFRS 9, certain loans and advances, which were not carried at fair value and presented as “Loans and advances” in the consolidated statements of financial position under IAS 39 at March 31, 2018, are carried at fair value and presented as “Financial assets at fair value through profit or loss—Debt instruments.”

(3)

At March 31, 2019, derivatives embedded in financial liabilities are separately accounted for, but presented together with the host contract in the consolidated statement of financial position. In this table, the embedded derivatives whose host contracts are carried at amortized cost are presented within Others. Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in this table as liabilities to be consistent with the host contract. The separated embedded derivatives are measured at fair value using the valuation techniques described in “Derivative financial instruments” below.

(4)

Interest rate derivatives and currency derivatives presented as derivative financial instruments (financial assets) include those at SMFL, which are reclassified as assets held for sale in the consolidated statement of financial position, of ¥533 million and ¥1,160 million, respectively. These derivative financial instruments are categorized within Level 2. Equity instruments which are presented as available-for-sale financial assets include those at SMFL, which are reclassified as assets held for sale, of which ¥56,447 million, ¥5,225 million and ¥47,210 million are categorized within Level 1, Level 2 and Level 3, respectively. Interest rate derivatives and currency derivatives presented as derivative financial instruments (financial liabilities) include those at SMFL, which are reclassified as liabilities directly associated with the assets held for sale, of ¥5,401 million and ¥570 million, respectively. These derivative financial instruments are categorized within Level 2. For additional information, refer to Note 50 “Assets and Disposal Groups Held for Sale.”

(5)

At March 31, 2018, derivatives embedded in financial assets or liabilities are separately accounted for, but presented together with the host contract in the consolidated statement of financial position. In this table, the embedded derivatives whose host contracts are carried at amortized cost are presented within Others, while the remaining are presented within the same category as the host contract. Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in this table as assets or liabilities to be consistent with the host contract. The separated embedded derivatives are measured at fair value using the valuation techniques described in “Derivative financial instruments” below.

The following tables present reconciliations from the beginning to the ending balances for financial assets and liabilities carried at fair value and categorized within Level 3 of the fair value hierarchy for the fiscal years ended March 31, 2019 and 2018.

	At April 1, 2018(1)	Total gains (losses)		Purchases(2)	Sales(2)	Settlement(3)	Transfers into Level 3(4)	Transfers out of Level 3(4)	At March 31, 2019	Changes in unrealized gains (losses) included in profit or loss related to assets and liabilities held at March 31, 2019
		Included in profit or loss	Included in other comprehensive income
	(In millions)
Derivative financial instruments—net:
Interest rate derivatives—net	¥—	¥145	¥—	¥72	¥(5)	¥—	¥—	¥—	¥212	¥212
Currency derivatives—net	—	70	—	195	—	—	—	—	265	70
Equity derivatives—net	1,880	5,165	—	927	(3,736)	—	—	—	4,236	3,071
Credit derivatives—net	4,245	5,640	142	—	—	(5,032)	—	—	4,995	5,660

Total derivative financial instruments—net	6,125	11,020	142	1,194	(3,741)	(5,032)	—	—	9,708	9,013

Financial assets at fair value through profit or loss(5):
Debt instruments	536,357	(193)	24	256,214	(123,589)	(106,677)	—	—	562,136	819
Equity instruments	16,981	(1,734)	—	5,519	(709)	(672)	74	(748)	18,711	(2,037)

Total financial assets at fair value through profit or loss	553,338	(1,927)	24	261,733	(124,298)	(107,349)	74	(748)	580,847	(1,218)

Investment securities at fair value through other comprehensive income:
Debt instruments	154	—	—	—	—	—	—	(154)	—	—
Equity instruments	479,975	—	(43,355)	7,569	(8,804)	(21,088)	—	(1,950)	412,347	—

Total investment securities at fair value through other comprehensive income	480,129	—	(43,355)	7,569	(8,804)	(21,088)	—	(2,104)	412,347	—

Others(6)—liabilities:	(833)	1,226	—	—	—	—	42	—	435	1,159

Total	¥1,038,759	¥10,319	¥(43,189)	¥270,496	¥(136,843)	¥(133,469)	¥116	¥(2,852)	¥1,003,337	¥8,954

	At April 1, 2017	Total gains (losses)		Purchases	Sales	Settlement(7)	Transfers into Level 3(4)	Transfers out of Level 3(4)	At March 31, 2018	Changes in unrealized gains (losses) included in profit or loss related to assets and liabilities held at March 31, 2018
		Included in profit or loss	Included in other comprehensive income
	(In millions)
Derivative financial instruments—net:
Interest rate derivatives—net	¥2	¥(45)	¥—	¥43	¥—	¥—	¥—	¥—	¥—	¥—
Currency derivatives—net	1	(1)	—	—	—	—	—	—	—	(1)
Equity derivatives—net	1,327	1,106	—	474	(1,027)	—	—	—	1,880	1,499
Credit derivatives—net	2,731	8,103	(158)	—	—	(6,456)	25	—	4,245	8,103

Total derivative financial instruments—net	4,061	9,163	(158)	517	(1,027)	(6,456)	25	—	6,125	9,601

Financial assets at fair value through profit or loss:
Debt instruments	12,053	(1,731)	—	—	—	(149)	—	(30)	10,143	(1,731)
Equity instruments	14,286	378	—	4,915	(648)	(102)	—	(772)	18,057	109

Total financial assets at fair value through profit or loss	26,339	(1,353)	—	4,915	(648)	(251)	—	(802)	28,200	(1,622)

Available-for-sale financial assets(5):
Debt instruments	526	1,600	(13)	—	(1,613)	(346)	—	—	154	(13)
Equity instruments(8)	836,252	(3,612)	46,367	68,241	(8,480)	(73,897)	624	(21,143)	844,352	(6,380)

Total available-for-sale financial assets	836,778	(2,012)	46,354	68,241	(10,093)	(74,243)	624	(21,143)	844,506	(6,393)

Others(6)—liabilities:	303	(812)	—	—	—	—	(324)	—	(833)	(856)

Total	¥867,481	¥4,986	¥46,196	¥73,673	¥(11,768)	¥(80,950)	¥325	¥(21,945)	¥877,998	¥730

(1)	Changes arising from reclassification and any associated remeasurement have been made to reflect the adoption of IFRS 9.
(2)

Purchases and sales of debt instruments at fair value through profit or loss mainly include those of loans and advances which are held within a business model whose objective is not to hold those assets to collect contractual cash flows, but to hold those assets for sale.

(3)

For the fiscal year ended March 31, 2019, settlements for equity instruments include redemption of preferred stocks, receipt of cash distributions which represent a return of equity instruments. Settlements also include reclassification from debt instruments at fair value through profit or loss and equity instruments at fair value through other comprehensive income to investments in joint ventures as a result of applying the equity method for SMFL.

(4)

Transfers between levels of the fair value hierarchy are deemed to have occurred at the beginning of the period. For the fiscal years ended March 31, 2019 and 2018, transfers out of Level 3 amounted to ¥2,852 million and ¥21,945 million, respectively. These transfers out of Level 3 are primarily due to an increase in observability of certain private equity investments.

(5)

Financial assets which do not meet the conditions for SPPI, such as investment funds, classified as available-for-sale financial assets under IAS 39, are classified as financial assets at fair value through profit or loss under IFRS 9.

(6)

Embedded derivatives are separately accounted for, but presented together with the host contract in the consolidated statements of financial position. In these tables, the embedded derivatives whose host contracts are carried at amortized cost are presented within Others. Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in these tables as liabilities to be consistent with the host contract.

(7)

For the fiscal year ended March 31, 2018, settlements for equity instruments include redemption of preferred stocks, receipt of cash distributions which represent a return of investment, and reclassification from available-for-sale equity instruments under IAS 39 to investments in associates and joint ventures as a result of applying the equity method.

(8)	Equity instruments which are presented as available-for-sale financial assets include those at SMFL, which are reclassified as assets held for sale in the consolidated statement of financial position.

The following table presents total gains or losses included in profit or loss for the Level 3 financial assets and liabilities, and changes in unrealized gains or losses included in profit or loss related to those financial assets and liabilities held at March 31, 2019 and 2018 by line item of the consolidated income statements.

	Total gains (losses) included in profit or loss for the fiscal year ended March 31,		Changes in unrealized gains (losses) included in profit or loss related to assets and liabilities held at March 31,
	2019	2018	2019	2018
	(In millions)
Net interest income	¥2,357	¥1,273	¥2,113	¥762
Net trading income	9,889	7,064	8,059	7,970
Net income (loss) from financial assets at fair value through profit or loss	(1,927)	(1,353)	(1,218)	(1,622)
Net investment income	—	4,399	—	—
Impairment charges on financial assets(1)	—	(6,397)	—	(6,380)

Total	¥10,319	¥4,986	¥8,954	¥730

(1)

Impairment charges on debt instruments categorized within Level 3 are nil for the fiscal year ended March 31, 2019. Equity instruments classified as available-for-sale financial assets under IAS 39 at March 31, 2018 are not subject to impairment requirements under IFRS 9 and thus there is no impact on impairment charges for the fiscal year ended March 31, 2019.

The aggregate deferred day one profit yet to be recognized in profit or loss at the beginning and end of the fiscal year ended March 31, 2019 and reconciliation of changes in the balances were as follows:

For the fiscal year ended March 31, 2019
(In millions)
Balance at beginning of period(1)	¥7,408
Increase due to new trades	2,054
Reduction due to redemption, sales or passage of time	(4,177)

Balance at end of period	¥5,285

(1)

Deferred day one profit or loss is disclosed for the fiscal year ended March 31, 2019, reflecting the adoption of IFRS 9. The SMBC Group did not have any significant deferred day one profit and loss for the fiscal year ended at March 31, 2018.

The SMBC Group has entered into transactions where the fair value is determined using valuation techniques for which not all inputs are observable in the market. The difference between the transaction price and the fair value that would be determined at initial recognition using a valuation technique is referred to as “day one profit and loss,” which is not recognized immediately in the consolidated income statement. The table above shows the day one profit or loss balances, all of which are derived from financial assets at fair value through profit or loss. The release to profit or loss results from the realization due to redemption or sales, and the amortization of the deferred day one profit or loss with the passage of time over the life of the instruments.

Valuation Techniques

Financial instruments which are classified as trading assets and liabilities, derivative financial instruments, financial assets at fair value through profit or loss, and investment securities at fair value through other comprehensive income are measured at fair value in the consolidated statements of financial position. These instruments are measured at fair value using a quoted market price, if they are traded in an active market, or, for others, using the fair value measurement techniques as discussed below.

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

Financial assets at fair value through profit or loss

Non-trading bonds in this category are measured at fair value, using a valuation technique based on the observable prices in the market and they are categorized within Level 2.

Publicly traded investment trusts and funds are measured at fair value using the market price and are categorized within Level 1 if they are traded in an active market. Instruments whose prices are not available in the market, such as privately offered investment trusts, are measured at fair value based on the unit price, which is usually regarded as an exit price, obtained from the fund administrator or investment management firm. In such a case, these investment trusts and funds are categorized within Level 2. Other investment funds included in financial assets at fair value through profit or loss, such as private equity funds and real estate investment funds, are generally measured at fair value based on net asset value, which includes significant unobservable inputs. These funds are categorized within Level 3.

Certain loans and advances are measured at fair value using discounted cash flow models taking into account certain factors including counterparties’ credit ratings, pledged collateral and market interest rates, which include significant unobservable inputs, and are categorized within Level 3.

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

Since the adoption of IFRS 9, the classification and measurement of some financial instruments have changed. The investment trusts and funds mentioned above, which were previously classified as available-for-sale financial assets under IAS 39, are classified as financial assets measured at FVPL. The valuation techniques used for these instruments have not changed. Certain loans and advances, which were previously carried at amortized cost under IAS 39, are carried at fair value. The valuation techniques to determine the fair value have not changed from those used for fair value disclosure of these loans and advances under IAS 39 in this note.

Investment securities at fair value through other comprehensive income

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

As for equity instruments, listed stocks are measured at fair value based on the market price at a stock exchange and categorized within Level 1 if they are traded in an active market. Unlisted common and preferred stocks in this category are measured at fair value based on the market approach using market multiples or others in which significant unobservable inputs are used. These instruments are categorized within Level 3.

Since the adoption of IFRS 9, the classification and measurement of some financial instruments have changed. Debt instruments and equity instruments described in the section “Investment securities at fair value through other comprehensive income,” were previously mentioned in the section “available-for-sale financial assets” under IAS 39. Those valuation techniques used for these instruments have not changed.

Significant Unobservable Inputs

The following tables present quantitative information about significant unobservable inputs used in fair value measurement for Level 3 financial assets and liabilities at March 31, 2019 and 2018.

	At March 31, 2019
	Fair value	Valuation technique(s)(1)	Significant unobservable inputs(1)	Range of inputs(1)
	(In millions)
Financial assets:
Derivative financial instruments:
Interest rate derivatives	¥212	Option model	Interest rate to interest rate correlation	53%-100%
Currency derivatives	274	Option model	Foreign exchange volatility	8%-14%
			Interest rate to interest rate correlation	69%-83%
Equity derivatives	4,236	Option model	Equity volatility	22%-81%
			Equity to equity correlation	45%-94%
			Quanto correlation	(28)%-42%
Credit derivatives	5,549	CDO pricing model	Additional withdrawal ratio	47%
		Credit Default model	Quanto correlation	15%-90%
Financial assets at fair value through profit or loss:
Debt instruments	562,136	Monte Carlo Simulation	Equity volatility	10%-42%
		DCF model	Probability of default rate	0%-41%
			Loss given default rate	20%-100%
		Net asset value(3)	—	—
Equity instruments	18,711	Market multiples	Price/Earnings multiple	7.5x-13.4x
			EV/EBITDA multiple	4.8x
			Liquidity discount	0%-20%
		See note (2) below	—	—
Investment securities at fair value through other comprehensive income:
Equity instruments	412,347	Market multiples	Price/Book value multiple	0.2x-2.3x
			Price/Earnings multiple	7.9x-31.3x
			EV/EBITDA multiple	6.3x-14.4x
			Liquidity discount	20%
		See note (2) below	—	—
Financial liabilities:
Derivative financial instruments:
Currency derivatives	¥9	Option model	Foreign exchange volatility	9%-14%
Credit derivatives	554	Credit Default model	Quanto correlation	20%-30%
Others(4)	(435)	Option model	Equity volatility	29%-44%
			Equity to equity correlation	45%-94%
			Interest rate to interest rate correlation	22%-100%
			Quanto correlation	(28)%-59%
		Credit Default model	Quanto correlation	15%-90%

	At March 31, 2018
	Fair value	Valuation technique(s)(1)	Significant unobservable inputs(1)	Range of inputs(1)
	(In millions)
Financial assets:
Derivative financial instruments:
Currency derivatives	¥14	Option model	Foreign exchange volatility	10%-14%
Equity derivatives	1,880	Option model	Equity volatility	11%-52%
			Equity to equity correlation	45%-94%
Credit derivatives	4,667	CDO pricing model	Additional withdrawal ratio	48%
		Credit Default model	Quanto correlation	15%-90%
Financial assets at fair value through profit or loss:
Debt instruments	10,143	Monte Carlo Simulation	Equity volatility	12%-25%
Equity instruments	18,057	Market multiples	Price/Earnings multiple	8.3x-19.5x
			EV/EBITDA multiple	8.7x
			Liquidity discount	0%-20%
		See note (2) below	—	—
Available-for-sale financial assets:
Debt instruments	154	DCF method	Discount margin	8%
Equity instruments(5)	844,352	Market multiples	Price/Book value multiple	0.3x-2.4x
			Price/Earnings multiple	11.7x-31.4x
			EV/EBITDA multiple	5.4x-16.8x
			Liquidity discount	20%
		Monte Carlo Simulation	Equity volatility	42%-51%
		Net asset value(3)	—	—
		See note (2) below	—	—
Financial liabilities:
Derivative financial instruments:
Currency derivatives	¥14	Option model	Foreign exchange volatility	10%-14%
Credit derivatives	422	Credit Default model	Quanto correlation	20%-30%
Others(4)	833	Option model	Equity volatility	23%-38%
			Equity to equity correlation	45%-94%
			Interest rate to interest rate correlation	31%-100%
		Credit Default model	Quanto correlation	15%-90%

(1)	Valuation techniques and unobservable inputs for insignificant Level 3 financial assets and liabilities are excluded.
(2)

Fair values of certain equity instruments such as unlisted stocks are estimated on the basis of an analysis of the investee’s financial position and results, risk profile, prospects and other factors. A range of key inputs is not provided in the table as it is not practical to do so given the nature of such valuation techniques.

(3)	The SMBC Group has determined that the net asset value represents fair values of certain investment funds.
(4)

Embedded derivatives are separately accounted for, but presented together with the host contract in the consolidated statements of financial position. In these tables, the embedded derivatives whose host contracts are carried at amortized cost are presented within Others. Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in these tables as liabilities to be consistent with the host contract.

(5)

Equity instruments which are classified as available-for-sale financial assets include those at SMFL, which are reclassified as assets held for sale in the consolidated statement of financial position.

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

Probability of default and loss given default rates

Probability of default rate represents the probability of default that reflects the counterparty’s credit risk while loss given default rate represents the loss expected in the event of default. Those are estimated based on historical experiences. In general, a significant increase in probability of default rate or loss given default rate in isolation would result in a significantly lower fair value measurement.

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

	At March 31, 2019
	Total fair value measured using valuation techniques	Effect recorded in profit or loss		Effect recorded directly in equity
		Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
	(In millions)

Financial assets:
Derivative financial instruments:
Interest rate derivatives	¥212	¥2	¥14	¥—	¥—
Currency derivatives	274	14	21	—	—
Equity derivatives	4,236	541	530	—	—
Credit derivatives	5,549	2,008	5,904	—	—
Financial assets at fair value through profit or loss:
Debt instruments	562,136	4,038	11,636	—	—
Equity instruments	18,711	34	34	—	—
Investment securities at fair value through other comprehensive income:
Equity instruments	412,347	—	—	11,843	10,848

Financial liabilities:
Derivative financial instruments:
Currency derivatives	¥9	¥1	¥1	¥—	¥—
Credit derivatives	554	32	32	—	—
Others(1)	(435)	1,651	2,650	—	—

	At March 31, 2018
	Total fair value measured using valuation techniques	Effect recorded in profit or loss		Effect recorded directly in equity
		Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
	(In millions)

Financial assets:
Derivative financial instruments:
Currency derivatives	¥14	¥80	¥1	¥—	¥—
Equity derivatives	1,880	271	310	—	—
Credit derivatives	4,667	4,515	11,765	—	—
Financial assets at fair value through profit or loss:
Debt instruments	10,143	278	—	—	—
Equity instruments	18,057	361	336	—	—
Available-for-sale financial assets:
Debt instruments	154	—	—	4	2
Equity instruments(2)	844,352	—	—	26,835	25,290

Financial liabilities:
Derivative financial instruments:
Currency derivatives	¥14	¥2	¥80	¥—	¥—
Credit derivatives	422	35	35	—	—
Others(1)	833	1,375	3,090	—	—

(1)

Embedded derivatives are separately accounted for, but presented together with the host contract in the consolidated statements of financial position. In these tables, the embedded derivatives whose host contracts are carried at amortized cost are presented within Others. Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in these tables as liabilities to be consistent with the host contract.

(2)

Equity instruments which are classified as available-for-sale financial assets include those at SMFL, which are reclassified as assets held for sale in the consolidated statement of financial position.

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

Financial assets at fair value through profit or loss

With respect to preferred stocks convertible into listed stocks, for which historical volatilities of related listed stocks are used in the valuation techniques, the impact resulting from using a reasonable range for the volatility is statistically estimated where it is expected to be significant. With respect to certain loans and advances, for which the probability of default and loss given default rates are used in the valuation techniques, the impact resulting from using a reasonable range of those inputs is estimated where it is expected to be significant. Certain investment funds are measured at fair value determined based on net asset value per share, which includes significant unobservable inputs. Since those funds are managed by value at risk (“VaR”) based on historical gain or loss data, the impact of the valuation sensitivity is estimated using a one-day VaR of the portfolio, based on a one-sided confidence interval of 99.0%.

Since the adoption of IFRS 9, the classification and measurement of some financial instruments have changed. The investment funds mentioned above were previously classified as available-for-sale under IAS 39. The loans and advances mentioned in this section were previously carried at amortized cost under IAS 39. The calculation method of sensitivity analysis of those investment funds has not changed.

Investment securities at fair value through other comprehensive income

With respect to unlisted stocks which are measured at fair value based on a market approach, the impact of changing the market multiples within a reasonable range (±10%) is estimated.

Since the adoption of IFRS 9, the classification and measurement of some financial instruments have changed. Unlisted stocks described in the section “Investment securities at fair value through other comprehensive income” were mentioned in the section “Available-for-sale financial assets” at March 31, 2018. The calculation method of sensitivity analysis of those instruments has not changed.

Financial Assets and Liabilities Not Carried at Fair Value

The tables below present the carrying amounts and fair values by level within the fair value hierarchy, as described in “Financial Assets and Liabilities Carried at Fair Value—Fair Value Hierarchy,” of financial assets and liabilities not carried at fair value on the SMBC Group’s consolidated statements of financial position at March 31, 2019 and 2018.

		At March 31, 2019
		Carrying amount	Fair value
	Notes		Total	Level 1	Level 2	Level 3
	(In millions)
Financial assets:
Cash and deposits with banks	a	¥57,763,441	¥57,766,549	¥56,716,529	¥1,050,020	¥—
Call loans and bills bought:
Call loans	a	2,459,098	2,459,774	—	2,459,774	—
Bills bought	a	6,647	6,645	—	6,645	—
Reverse repurchase agreements and cash collateral on securities borrowed	a	10,345,994	10,345,889	—	10,345,889	—
Investment securities:
Debt instruments at amortized cost	b	318,914	319,871	281,136	38,735	—
Loans and advances	a	90,682,938	93,451,467	—	290,997	93,160,470
Other financial assets	a	3,609,129	3,606,414	—	3,551,947	54,467
Financial liabilities:
Deposits:
Non-interest-bearing deposits, demand deposits and deposits at notice	c	¥89,969,579	¥89,970,579	¥—	¥89,970,579	¥—
Other deposits	c	44,435,073	44,435,139	—	44,435,139	—
Call money and bills sold:
Call money	c	1,307,779	1,307,710	—	1,307,710	—
Bills sold	c	—	—	—	—	—
Repurchase agreements and cash collateral on securities lent	c	12,887,249	12,887,249	—	12,887,249	—
Borrowings	c	12,167,858	12,268,394	—	12,244,136	24,258
Debt securities in issue	c	11,171,209	11,304,119	—	11,037,252	266,867
Other financial liabilities	c	5,596,513	5,596,506	—	5,553,389	43,117

		At March 31, 2018
		Carrying amount	Fair value
	Notes		Total	Level 1	Level 2	Level 3
	(In millions)
Financial assets:
Cash and deposits with banks	a	¥54,696,069	¥54,708,231	¥53,401,133	¥1,307,098	¥—
Call loans and bills bought:
Call loans	a	1,858,802	1,859,176	—	1,859,176	—
Bills bought	a	23,078	23,051	—	23,051	—
Reverse repurchase agreements and cash collateral on securities borrowed	a	8,491,703	8,491,858	—	8,491,858	—
Investment securities:
Held-to-maturity investments	d	372,459	374,597	374,597	—	—
Loans and advances	a	85,129,070	87,538,646	—	258,673	87,279,973
Other financial assets	a	3,598,642	3,595,216	—	3,429,143	166,073
Financial assets included in assets held for sale	a	3,098,196	3,224,902	3,824	84,058	3,137,020

Financial liabilities:
Deposits:
Non-interest-bearing deposits, demand deposits and deposits at notice	c	¥84,121,443	¥84,121,124	¥—	¥84,121,124	¥—
Other deposits	c	44,340,084	44,339,583	—	44,339,583	—
Call money and bills sold:
Call money	c	1,190,929	1,190,936	—	1,190,936	—
Bills sold	c	—	—	—	—	—
Repurchase agreements and cash collateral on securities lent	c	12,022,593	12,022,593	—	12,022,593	—
Borrowings	c	10,652,481	10,761,610	—	10,739,893	21,717
Debt securities in issue	c	10,569,117	10,767,745	—	10,587,917	179,828
Other financial liabilities	c	6,691,042	6,691,016	—	6,571,846	119,170
Financial liabilities included in liabilities directly associated with the assets held for sale	c	3,371,556	3,380,139	—	3,380,139	—

Notes:

a.	Note that some of the financial assets in this category include embedded derivatives, which are separately accounted for, but presented together with the host contract at March 31, 2018.
	(i)	The carrying amounts of deposits with banks without maturity and loans with no specified repayment dates represent a reasonable estimate of fair value, considering the nature of these financial instruments.
	(ii)	Financial assets with a remaining maturity of six months or less: The carrying amounts represent a reasonable estimate of fair value.
	(iii)	Financial assets with a remaining maturity of more than six months: Except for impaired loans and advances, the fair values are mostly determined using discounted cash flow models taking into account certain factors including counterparties’ credit ratings, pledged collateral, and market interest rates. The fair values of impaired loans and advances are generally determined by discounting the estimated future cash flows over the time period they are expected to be recovered, and may be based on the appraisal value of underlying collateral as appropriate.
b.	The fair values of debt instruments at amortized cost are determined using quoted prices in active markets or observable inputs other than quoted prices in active markets.
c.	Note that some of the financial liabilities in this category include embedded derivatives, which are separately accounted for, but presented together with the host contract at March 31, 2019 and 2018.
	(i)	The carrying amounts of demand deposits and deposits without maturity represent a reasonable estimate of fair value, considering the nature of these financial instruments.

	(ii)	Financial liabilities with a remaining maturity of six months or less: The carrying amounts represent a reasonable estimate of fair value.
	(iii)	Financial liabilities with a remaining maturity of more than six months: The fair values are, in principle, based on the present values of future cash flows calculated using the refinancing rate applied to the same type of instruments for similar remaining maturities. The fair values of debt securities in issue are based on the present values of future cash flows calculated using the rate derived from yields of bonds issued by SMFG, SMBC and other subsidiaries and publicly offered subordinated bonds published by securities firms.
d.	The fair values of held-to-maturity investments are determined using quoted prices in active markets.

44	OFFSETTING OF FINANCIAL ASSETS AND LIABILITIES

The following tables present the information about the impact of offsetting of financial assets and liabilities in the consolidated statements of financial position in accordance with the criteria described in Note 2 “Summary of Significant Accounting Policies,” as well as the impact of netting of financial instruments that are subject to enforceable master netting arrangements or similar agreements but do not qualify for the offsetting criteria at March 31, 2019 and 2018.

	At March 31, 2019
	Gross amounts of recognized financial assets and liabilities	Gross amounts offset in statements of financial position(1)	Net amounts presented in statements of financial position	Related amounts not offset in statements of financial position(2)
				Financial instruments(3)	Cash collateral	Net amounts
	(In millions)
Financial assets(4):
Reverse repurchase agreements and cash collateral on securities borrowed	¥11,462,683	¥(1,116,689)	¥10,345,994	¥(10,243,455)	¥—	¥102,539
Derivative financial instruments	3,881,854	(499,280)	3,382,574	(1,798,712)	(316,886)	1,266,976

Total	¥15,344,537	¥(1,615,969)	¥13,728,568	¥(12,042,167)	¥(316,886)	¥1,369,515

Financial liabilities(4):
Repurchase agreements and cash collateral on securities lent	¥14,003,938	¥(1,116,689)	¥12,887,249	¥(12,885,505)	¥—	¥1,744
Derivative financial instruments	3,643,981	(592,208)	3,051,773	(1,803,566)	(472,156)	776,051

Total	¥17,647,919	¥(1,708,897)	¥15,939,022	¥(14,689,071)	¥(472,156)	¥777,795

	At March 31, 2018
	Gross amounts of recognized financial assets and liabilities	Gross amounts offset in statements of financial position(1)	Net amounts presented in statements of financial position	Related amounts not offset in statements of financial position(2)
				Financial instruments(3)	Cash collateral	Net amounts
	(In millions)
Financial assets(4):
Reverse repurchase agreements and cash collateral on securities borrowed	¥9,346,594	¥(854,891)	¥8,491,703	¥(8,458,707)	¥—	¥32,996
Derivative financial instruments	4,729,842	(844,571)	3,885,271	(1,999,343)	(479,814)	1,406,114

Total	¥14,076,436	¥(1,699,462)	¥12,376,974	¥(10,458,050)	¥(479,814)	¥1,439,110

Financial liabilities(4):
Repurchase agreements and cash collateral on securities lent	¥12,877,484	¥(854,891)	¥12,022,593	¥(12,019,290)	¥—	¥3,303
Derivative financial instruments	4,526,765	(1,028,749)	3,498,016	(2,009,835)	(587,693)	900,488

Total	¥17,404,249	¥(1,883,640)	¥15,520,609	¥(14,029,125)	¥(587,693)	¥903,791

(1)	Amounts offset for derivative financial instruments include cash collateral.
(2)

The amounts of financial instruments and cash collateral have been limited to the net amounts presented in the consolidated statements of financial position so as not to include any over-collateralization.

(3)	Financial instruments include non-cash collateral at fair value.
(4)	Financial assets and liabilities include amounts that are both subject to and not subject to enforceable master netting arrangements or similar agreements.

The “Gross amounts offset in statements of financial position” column in the above tables represents the impact of offsetting of financial assets and liabilities in the consolidated statements of financial position in accordance with the offsetting criteria. The SMBC Group presents financial assets and liabilities on a net basis in the consolidated statements of financial position only if it currently has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis or realize the asset and settle the liability simultaneously.

The “Related amounts not offset in statements of financial position” column comprises (1) financial assets and liabilities subject to netting arrangements, such as the International Swaps and Derivatives Association’s (“ISDA”) Master Agreement, master repurchase agreements and master securities lending agreements, which allow all the outstanding transactions with a particular counterparty to be set off only if the event of default or other predetermined events occur, and (2) cash and non-cash collateral related to those transactions.

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

In line with these basic policies for risk management, the functions for managing major risks are consolidated within the Risk Management Unit, which is independent from business units. In addition, the Internal Audit Dept. conducts internal audits on the status of risk management to verify that risk is appropriately managed.

Risk management systems are in place at individual SMBC Group companies that have been established based on the characteristics of their particular businesses and in accordance with the basic policies. Furthermore, the SMBC Group is strengthening SMBC Group-wide risk management systems through the Group Chief Risk Officer (“CRO”) Committee, which consists of the Group CRO and risk management representatives from strategically important SMBC Group companies.

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

Maximum exposure to credit risk before collateral held or other credit enhancements

The following table shows the maximum exposure to credit risk before taking into account any collateral held or other credit enhancements at March 31, 2019 and 2018.

	At March 31,
	2019	2018
	(In millions)
Credit risk exposures relating to assets on the consolidated statements of financial position:
Deposits with banks	¥56,700,489	¥53,992,931
Call loans and bills bought	2,465,745	1,881,880
Reverse repurchase agreements and cash collateral on securities borrowed	10,345,994	8,491,703
Trading assets	2,480,903	2,841,148
Derivative financial instruments	3,382,574	3,885,271
Financial assets at fair value through profit or loss	2,620,686	1,528,921
Investment securities:
Debt instruments at amortized cost (At March 31, 2018: Held-to-maturity investments)	318,914	372,459
Debt instruments at FVOCI (At March 31, 2018: Available-for-sale financial assets)	13,333,221	14,282,706
Loans and advances	90,682,938	85,129,070
Other financial assets	3,609,129	3,598,642
Financial assets included in assets held for sale	—	3,099,888
Credit risk exposures relating to off-balance sheet items(1):
Loan commitments	62,724,820	60,107,128
Financial guarantees and other credit-related contingent liabilities	9,409,066	8,426,245

Total	¥258,074,479	¥247,637,992

(1)	The off-balance sheet items represent the nominal amounts of undrawn loan commitments, financial guarantees and other credit-related contingent liabilities.

Based on the table above, excluding loan commitments (refer to Note 41 “Contingency and Capital Commitments”), the majority of the total exposure to credit risk is derived from “Loans and advances” and “Debt instruments at FVOCI (At March 31, 2018: Available-for-sale financial assets).”

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

The following table shows the financial effect of collateral and other credit enhancements on impaired loans and advances at March 31, 2019. The maximum collateral amounts included in the disclosure are limited to the carrying value of loans and advances where the credit exposure is over-collateralized.

At March 31, 2019
(In millions)
Impaired loans and advances	¥882,018
Financial effect of collateral and other credit enhancements	325,896

The following table shows the financial effect of collateral and other credit enhancements on loans and advances for borrowers requiring caution and impaired loans and advances at March 31, 2018. The maximum collateral amounts included in the disclosure are limited to the carrying value of loans and advances where the credit exposure is over-collateralized.

At March 31, 2018
(In millions)
Loans and advances for borrowers requiring caution and impaired loans and advances	¥1,965,681
Financial effect of collateral and other credit enhancements	959,015

Concentration of risks of loans and advances with credit risk exposure

An analysis of concentrations of credit risk from loans and advances by geographical sector and industry sector at March 31, 2019 and 2018 is shown below. The concentration by geographical sector is measured based on the domicile of the borrower.

Geographical sector

	At March 31,
	2019	2018
	(In millions)
Domestic	¥59,856,165	¥57,830,627
Foreign:
Americas	12,382,463	11,221,244
Europe	5,988,133	4,949,471
Asia	9,720,884	8,423,747
Others	3,598,673	3,434,838

Total foreign	31,690,153	28,029,300

Gross loans and advances	91,546,318	85,859,927
Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net	(258,392)	(239,181)
Less: Allowance for loan losses	(604,988)	(491,676)

Carrying amount	¥90,682,938	¥85,129,070

Industry sector

	At March 31,
	2019	2018
	(In millions)
Domestic:
Manufacturing	¥8,522,451	¥7,961,620
Agriculture, forestry, fisheries and mining	288,099	145,957
Construction	918,617	947,765
Transportation, communications and public enterprises	5,596,935	5,424,054
Wholesale and retail	5,281,596	5,288,767
Finance and insurance	3,129,666	2,777,862
Real estate and goods rental and leasing	10,126,531	9,017,664
Services	4,328,173	4,255,228
Municipalities	866,373	1,000,286
Lease financing	9,030	14,629
Consumer(1)	16,187,195	16,363,489
Others	4,601,499	4,633,306

Total domestic	59,856,165	57,830,627

Foreign:
Public sector	360,875	372,008
Financial institutions	5,382,130	4,496,646
Commerce and industry	23,285,374	21,023,885
Lease financing	344,958	357,660
Others	2,316,816	1,779,101

Total foreign	31,690,153	28,029,300

Gross loans and advances	91,546,318	85,859,927
Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net	(258,392)	(239,181)
Less: Allowance for loan losses	(604,988)	(491,676)

Carrying amount	¥90,682,938	¥85,129,070

(1)	The balance in Consumer mainly consists of housing loans. The housing loan balances amounted to ¥11,216,711 million and ¥11,482,678 million at March 31, 2019 and 2018, respectively.

The following tables show a disaggregation of the structured finance loans and advances balances, where the repayment source is limited to the cash flows generated by a particular business or asset, and the balances of secured or unsecured consumer loans at March 31, 2019 and 2018. These loans and advances are included in the preceding tables.

Structured finance:

	At March 31,
	2019	2018
	(In millions)
Real estate finance	¥2,493,748	¥2,421,408
Project finance	3,978,779	3,976,222
Other structured finance	387,400	374,430

Total structured finance	¥6,859,927	¥6,772,060

Consumer:

	At March 31,
	2019	2018
	(In millions)
Secured loans(1)	¥12,008,728	¥12,255,845
Unsecured loans	4,178,467	4,107,644

Total consumer	¥16,187,195	¥16,363,489

(1)	The secured loans and advances mainly represent housing loans. The housing loan balances amounted to ¥11,216,711 million and ¥11,482,678 million at March 31, 2019 and 2018, respectively.

Credit quality analysis

The following tables set out information about the gross carrying amount of financial assets and the exposure to credit risk on loan commitments and financial guarantee contracts by stage allocation and internal rating grades of SMBC. Refer to Note 2 “Summary of Significant Accounting Policies” for information on stage allocation. Also refer to Note 45 “Financial Risk Management” for information on obligor grading system of SMBC.

	At March 31, 2019
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Total
	(In millions)
Loans and advances at amortized cost:
Normal
J1-6	¥38,708,431	¥191,177	¥—	¥38,899,608
G1-6	24,350,586	508,277	—	24,858,863
Japanese government and local municipal corporations	3,137,657	—	—	3,137,657
Other(1)	22,876,865	75,598	—	22,952,463
Requiring caution
J7	—	460,319	—	460,319
G7	—	171,441	—	171,441
Other(1)	—	183,949	—	183,949
Impaired(2)	—	—	882,018	882,018

Gross loans and advances	89,073,539	1,590,761	882,018	91,546,318
Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net				(258,392)
Less: Allowance for loan losses	(158,094)	(92,446)	(354,448)	(604,988)

Carrying amount				¥90,682,938

(1)	The balance of “Other” includes housing loans, which amounted to ¥11,084,927 million and ¥28,018 million for the borrower category of Normal and Requiring Caution, respectively.
(2)	“Impaired” refers to loans and advances related to borrowers with obligor grades not higher than 7R.

Modified loans and advances that were subject to lifetime ECL measurement amounted to ¥28,908 million for the fiscal year ended March 31, 2019. The net modification gain or loss is not material.

	At March 31, 2019
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Total
	(In millions)
Loan commitments and Financial Guarantees(1):
Gross carrying amount	¥28,842,267	¥383,828	¥13,435	¥29,239,530
Allowance for off-balance sheet items	36,795	18,289	5,761	60,845

(1)	Loan commitments are the undrawn components of loan commitments on which ECL can be separately identified from those on the drawn components.

Movements in ECL allowance

The following tables show reconciliations from the opening balance to the closing balance of the ECL allowance by class of financial instrument.

	For the fiscal year ended March 31,
	2019				2018
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Total	Total
	(In millions)
Loans and advances at amortized cost(1):
Balance at April 1	¥164,515	¥130,701	¥356,404	¥651,620	¥680,456
Transfer to 12-month ECL	832	(805)	(27)	—	—
Transfer to lifetime ECL not credit-impaired	(1,599)	4,845	(3,246)	—	—
Transfer to lifetime ECL credit-impaired	(1,966)	(10,507)	12,473	—	—

Net transfers between stages	(2,733)	(6,467)	9,200	—	—
Provision (credit) for loan losses(2)	(4,265)	(31,744)	158,936	122,927	126,623
Charge-offs(3)	—	—	180,254	180,254	185,060
Recoveries	—	—	11,042	11,042	10,232

Net charge-offs	—	—	169,212	169,212	174,828
Others	577	(44)	(880)	(347)	(140,575)

Balance at March 31	¥158,094	¥92,446	¥354,448	¥604,988	¥491,676

(1)

“Loans and advances at amortized cost” includes allowance for undrawn components of loan commitments issued to retail customers which cannot be separately identified from that for the drawn components.

(2)	The decrease of allowance of lifetime ECL not credit-impaired is primarily due to certain large borrowers’ improvement of their financial performance.
(3)	Charge-offs for lifetime ECL credit-impaired are primarily related to those for consumer loans.

	For the fiscal year ended March 31, 2019
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Total
	(In millions)
Loan commitments and financial guarantees(1):
Balance at April 1	¥35,543	¥23,311	¥6,225	¥65,079
Net transfers between stages	(28)	(228)	256	—
Provision (credit) for off-balance sheet items	2,272	(4,794)	(720)	(3,242)
Others	(992)	—	—	(992)

Balance at March 31	¥36,795	¥18,289	¥5,761	¥60,845

(1)	ECL allowance for loan commitments is that for the undrawn components of loan commitments, which can be separately identified from that for the drawn components.

Loans and advances by credit quality at March 31, 2018

Loans and advances are summarized as follows:

At March 31,
2018
(In millions)
Neither past due nor impaired	¥84,856,335
Past due but not impaired	124,724
Impaired(1)	878,868

Gross loans and advances	85,859,927
Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net	(239,181)
Less: Allowance for loan losses	(491,676)

Carrying amount	¥85,129,070

(1)

Loans and advances to borrowers who are classified in the borrower categories of substandard borrowers, potentially bankrupt borrowers, effectively bankrupt borrowers, and bankrupt borrowers described in the obligor grading system represent impaired loans and advances.

Loans and advances neither past due nor impaired

The following tables show the credit quality of the portfolio of loans and advances that were neither past due nor impaired, by geography and by industry based on the corporate obligor grading system of SMBC at March 31, 2018. Since the internal rating system of SMBC’s consumer portfolio differs from the corporate obligor grading system, the balances of loans and advances to consumers are included in the grade category of “Other.” Additionally, as the SMBC Group’s subsidiaries are adopting various internal rating systems which differ from SMBC, the grade category of “Other” also includes some balances of loans and advances held by those subsidiaries.

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

Loans and advances past due but not impaired

The SMBC Group assesses the credit quality of loans and advances taking into account past due information on a borrower basis, and does not comprehensively collate the data related to the age analysis of loans and advances that were past due but not impaired on an individual basis. The aggregate balances of loans and advances of borrowers with one or more facilities, where any of the facilities are past due for less than three months but not impaired as at March 31, 2018 were ¥163,902 million, respectively. Those aggregate balances therefore include individual loans and advances which are not past due. Thus, in the tables below, the SMBC Group provides the amount of loans and advances where the final payment at contractual maturity is past due, by geography and by industry, at March 31, 2018. For reference, since all the loans and advances that are past due over three months are treated as impaired, those loans and advances are not included in the tables below.

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

Impaired loans and advances

The following table shows the impaired loans and advances, by geography and by industry, at March 31, 2018.

At March 31,
2018
(In millions)
Domestic:
Manufacturing	¥76,253
Agriculture, forestry, fisheries and mining	6,386
Construction	13,410
Transportation, communications and public enterprises	20,899
Wholesale and retail	98,419
Finance and insurance	3,022
Real estate and goods rental and leasing	41,939
Services	71,903
Lease financing	—
Consumer	319,285
Others	35,661

Total domestic	687,177

At March 31,
2018
(In millions)
Foreign:
Public sector	21
Financial institutions	1,829
Commerce and industry	167,458
Lease financing	—
Others	22,383

Total foreign	191,691

Total impaired loans and advances before allowance for loan losses	878,868

Less: Allowance for loan losses for impaired loans and advances	(369,386)

Net impaired loans and advances	¥509,482

Renegotiated loans and advances at March 31, 2018

The following table shows loans and advances at March 31 2018 that would otherwise be past due or impaired, but whose terms have been renegotiated without providing any financial concessions. These loans and advances are mainly classified as requiring caution in the table of “Loans and advances neither past due nor impaired” in the section “Loans and advances by credit quality category.”

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

At March 31,
2018
(In millions)
Renegotiated loans and advances	¥292,466

Trading assets, financial assets at fair value through profit or loss and investment securities

The following table shows an analysis of trading assets, financial assets at fair value through profit or loss and debt instruments at amortized cost (held-to-maturity investments at March 31, 2018) and at fair value through other comprehensive income (available-for-sale financial assets at March 31, 2018) based on the external rating system at March 31, 2019 and 2018, excluding instruments with equity features. Collateral is generally not obtained directly from the issuers.

	At March 31, 2019
	Trading assets(1)	Financial assets at fair value through profit or loss(1)	Debt instruments at amortized cost(1)(2)	Debt instruments at fair value through other comprehensive income(1)(2)
	(In millions)
AAA	¥242,984	¥12,537	¥—	¥6,520,641
AA- to AA+	1,907,495	1,254,294	280,246	5,930,057
A- to A+	182,306	29,233	203	235,065
Lower than A-	80,851	165,108	38,387	642,091
Unrated	4,652	568	78	15,313

Total	¥2,418,288	¥1,461,740	¥318,914	¥13,343,167

(1)

The amounts represent fair value for trading assets and financial assets at fair value through profit or loss, whereas they represent the gross carrying amount for debt instruments at amortized cost and at fair value through other comprehensive income.

(2)	There were no debt instruments at amortized cost or debt instruments at fair value through other comprehensive income subject to lifetime ECL at March 31, 2019.

	At March 31, 2018
	Trading assets(1)	Financial assets at fair value through profit or loss(1)	Held-to-maturity investments (1)	Available-for-sale financial assets(1)(2)
	(In millions)
AAA	¥190,650	¥—	¥—	¥4,865,723
AA- to AA+	2,399,644	1,518,748	372,459	8,538,879
A- to A+	192,943	—	—	276,042
Lower than A-	56,458	—	—	532,626
Unrated	1,453	10,173	—	69,436

Total	¥2,841,148	¥1,528,921	¥372,459	¥14,282,706

(1)	The amounts represent carrying amounts.
(2)	Impaired available-for-sale financial assets with a carrying amount of ¥154 million at March 31, 2018 are included.

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

Additionally, the Asset Liability Management (“ALM”) Committee meets on a quarterly basis to examine reports on the state of market and liquidity risk management and to discuss the Group’s ALM operation policies. Furthermore, SMBC’s ALM Committee meets on a monthly basis to examine reports on the state of observance of SMBC’s limits on market and liquidity risks, and to discuss SMBC’s ALM operations.

Under the SMBC Group’s internal audit system, internal audits are also periodically performed to verify that the risk management framework is functioning properly.

The following chart shows the market and liquidity risk management system of SMBC.

Market risk management methods

The SMBC Group manages market risk derived from trading activities and non-trading activities, including strategic shareholding investments and other transactions within the risk capital limit which is determined by taking into account SMFG’s shareholders’ equity and other principal indicators of the financial position. The SMBC Group also establishes an upper limit on VaR and losses within the risk capital limits.

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

Value at risk

The principal SMBC Group companies’ internal VaR model makes use of historical data to prepare scenarios for market fluctuations and, by conducting simulations of gains and losses on a net position basis, the model estimates the maximum losses that may occur. The VaR calculation method the SMBC Group employs for both trading and non-trading activities is based mainly on the following:

•	the historical simulation method;

•	a one-sided confidence interval of 99.0%;

•	a one-day holding period (a one-year holding period for the strategic shareholding investment portfolio); and

•	an observation period of four years (ten years for the strategic shareholding investment portfolio).

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

The following tables show the SMBC Group’s VaR by risk category and these figures are prepared based on the internal reporting provided to management. The SMBC Group’s material market risk exposure categories consist of interest rate risk, foreign exchange risk, equities and commodities risk and others. The section headed “VaR for Trading Activity” shows VaR for instruments entered into for trading purposes and the VaR model for the trading book includes principal consolidated subsidiaries. The section headed “VaR for Non-Trading Activity” shows VaR for instruments entered into for purposes other than trading purposes. “Strategic Shareholding Investment” in the “VaR for Non-Trading Activity” section is a portfolio that consists principally of publicly traded Japanese equities. This portfolio, like that of other financial institutions in Japan, has historically included shares of the SMBC Group’s customers.

(a)	VaR for Trading Activity

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the fiscal year ended March 31, 2019:
SMBC Consolidated
Maximum	¥5.7	¥6.2	¥3.2	¥4.6	¥13.5
Minimum	2.3	3.0	0.0	3.0	5.7
Daily average	4.0	4.1	0.8	3.8	7.6
At March 31, 2019	4.5	4.7	0.1	3.8	6.6
SMFG Consolidated
Maximum	¥19.0	¥6.9	¥17.1	¥4.6	¥33.0
Minimum	8.5	3.2	1.7	3.0	14.7
Daily average	12.8	4.4	3.9	3.8	19.7
At March 31, 2019	10.5	5.1	3.9	3.8	16.4

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the fiscal year ended March 31, 2018:
SMBC Consolidated
Maximum	¥3.2	¥4.3	¥3.9	¥3.6	¥11.2
Minimum	1.3	1.2	0.0	1.4	3.5
Daily average	2.1	2.4	1.5	2.3	7.2
At March 31, 2018	2.6	3.6	0.0	3.2	8.1
SMFG Consolidated
Maximum	¥30.9	¥5.0	¥11.4	¥3.6	¥39.5
Minimum	6.7	1.5	4.3	1.4	14.5
Daily average	12.3	3.0	6.3	2.3	22.1
At March 31, 2018	11.3	4.3	4.3	3.2	21.5

(1)

Total for “Maximum,” “Minimum,” and “Daily average” represent the maximum, minimum and daily average of the total of the trading book. For certain subsidiaries, the SMBC Group employs the standardized method and/or the historical simulation method for the VaR calculation method.

(b)	VaR for Non-Trading Activity

(i)	Banking

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the fiscal year ended March 31, 2019:
SMBC Consolidated
Maximum	¥37.4	¥0.0	¥33.7	¥0.0	¥48.4
Minimum	27.4	0.0	17.8	0.0	36.0
Daily average	31.1	0.0	24.3	0.0	40.4
At March 31, 2019	37.2	0.0	19.8	0.0	43.9
SMFG Consolidated
Maximum	¥38.4	¥0.0	¥33.7	¥0.0	¥50.6
Minimum	28.4	0.0	17.8	0.0	37.0
Daily average	33.0	0.0	24.3	0.0	42.3
At March 31, 2019	38.2	0.0	19.8	0.0	44.8

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the fiscal year ended March 31, 2018:
SMBC Consolidated
Maximum	¥31.5	¥0.0	¥39.9	¥0.0	¥54.5
Minimum	25.2	0.0	21.5	0.0	38.0
Daily average	27.4	0.0	30.4	0.0	44.4
At March 31, 2018	31.3	0.0	28.1	0.0	45.7
SMFG Consolidated
Maximum	¥34.0	¥0.0	¥39.9	¥0.0	¥57.0
Minimum	27.8	0.0	21.6	0.0	40.8
Daily average	30.2	0.0	30.5	0.0	47.2
At March 31, 2018	33.7	0.0	28.1	0.0	48.2

(1)	Total for “Maximum,” “Minimum,” and “Daily average” represent the maximum, minimum and daily average of the total of the banking book.

(ii)	Strategic Shareholding Investment

Equities risk
(In billions)
For the fiscal year ended March 31, 2019:
SMBC Consolidated
Maximum	¥1,430.4
Minimum	980.0
Daily average	1,246.6
At March 31, 2019	1,006.3

SMFG Consolidated
Maximum	¥1,622.5
Minimum	1,114.8
Daily average	1,414.6
At March 31, 2019	1,156.0

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

Based on the new standards for interest rate risk in the banking book issued by the Basel Committee on Banking Supervision (“BCBS”) in April 2016, the FSA revised the related regulatory guidelines pertaining to monitoring of interest rate risks in the banking book in December 2017. The revised disclosure requirements with respect to the changes in economic value of equity (“ΔEVE”) in the banking book as a result of interest rate shocks have been applied from March 31, 2018. ΔEVE is defined as a decline in economic value as a result of an interest rate shock. It is calculated by multiplying the interest rate sensitivity (excluding credit spread) and interest rate change. The FSA implements a “materiality test” to identify banks taking excessive interest rate risks. Under the materiality test, the FSA monitors the ratio of ΔEVE to Tier 1 capital based on a set of prescribed interest rate shock scenarios. The threshold applied by the FSA is 15% and the ratios for SMBC on a consolidated basis at March 31, 2019 and 2018 were 7.8% and 4.8%, respectively and those for SMFG on a consolidated basis at March 31, 2019 and 2018 were 6.8% and 4.2%, respectively.

(b)	Foreign exchange risk

The principal SMBC Group companies set risk limits for each currency to manage the concentration of the foreign currency position. The foreign exchange risk is immaterial as shown above in VaR by risk category.

(c)	Strategic shareholding investment risk

The SMBC Group establishes limits on allowable risk for strategic shareholding investments and monitors the observance of those limits to keep stock price fluctuation risk within acceptable parameters. The SMBC Group has been reducing its strategic shareholding investments, and the balance is within a permitted level, which is less than 100% of the SMBC Group’s Tier 1 Capital.

Liquidity risk management methods

At SMBC Group, liquidity risk is regarded as one of the major risks. The Group’s liquidity risk management is based on a framework consisting of setting Risk Appetite Measures and establishing contingency plans.

The Risk Appetite Measures are measures for selecting the types and levels of risk that we are willing to take on or tolerate. As the level of liquidity risk is evaluated based on cash flow and balance sheet conditions, Risk Appetite Measures have been set for both of these areas. These measures include the Liquidity Coverage Ratio, a liquidity regulation, as well as a measure of the periods for which it will be possible to maintain funding levels even under stress due to deposit outflows or other factors, and the ratio which shows how much the stable funding covers the funding for loans and other assets.

The tolerated levels of risk are set based on account funding status, cash management planning, economic environments and other factors, and measures are monitored on a daily or monthly basis in order to limit reliance on short-term funding and appropriately manage liquidity.

As a framework to complement the Risk Appetite Measures, upper limits are set in place on both a Group company basis and an individual branch bases with regard to funding gaps, which is defined as a maturity mismatch between the source of funds and use of funds.

Furthermore, contingency plans are established in preparation for emergency situations. These plans contain information on chains of command and lines of reporting as well as detailed action plans depending on the existing situation (i.e., normal, concerned, or crisis). Meanwhile, SMBC carries out quantitative management of alert indications based on early warning indicators established to assist the bank in promptly and systematically detecting liquidity risks.

Maturity analysis of financial liabilities at March 31, 2019 and 2018

The following tables show a maturity analysis of the contractual undiscounted cash flows for financial liabilities at March 31, 2019 and 2018. The amount of interest on debt instruments is not included in the maturity tables below due to its insignificance.

	At March 31, 2019
	On demand	Not later than three months	Later than three months and not later than one year	Later than one year and not later than three years	Later than three years and not later than five years	Later than five years	Total
	(In millions)
Non-derivative financial instruments:
Deposits	¥86,004,575	¥30,361,892	¥13,281,352	¥3,488,163	¥605,331	¥662,673	¥134,403,986
Call money and bills sold	—	1,276,943	30,836	—	—	—	1,307,779
Repurchase agreements and cash collateral on securities lent	146,936	12,740,313	—	—	—	—	12,887,249
Trading liabilities	1,998,694	—	—	—	—	—	1,998,694
Borrowings	210,667	523,079	7,972,114	721,554	666,649	2,041,699	12,135,762
Debt securities in issue	—	2,206,942	1,320,643	2,472,492	1,885,833	3,301,299	11,187,209
Lease payable	—	2,220	6,258	12,024	7,368	5,322	33,192
Other financial liabilities	2,461,381	3,128,040	4,474	—	—	2,618	5,596,513
Off balance sheet items:
Loan commitments	62,724,820	—	—	—	—	—	62,724,820
Financial guarantee contracts	9,409,066	—	—	—	—	—	9,409,066

Total non-derivative financial instruments	¥162,956,139	¥50,239,429	¥22,615,677	¥6,694,233	¥3,165,181	¥6,013,611	¥251,684,270

Derivative financial instruments	¥3,051,773	¥—	¥—	¥—	¥—	¥—	¥3,051,773

	At March 31, 2018
	On demand	Not later than three months	Later than three months and not later than one year	Later than one year and not later than three years	Later than three years and not later than five years	Later than five years	Total
	(In millions)
Non-derivative financial instruments:
Deposits	¥79,239,076	¥31,907,636	¥12,755,005	¥3,189,790	¥701,374	¥654,717	¥128,447,598
Call money and bills sold	47,942	1,141,653	1,334	—	—	—	1,190,929
Repurchase agreements and cash collateral on securities lent	20,833	12,001,760	—	—	—	—	12,022,593
Trading liabilities	2,143,899	—	—	—	—	—	2,143,899
Borrowings	61,205	435,708	6,765,228	601,326	652,481	2,126,169	10,642,117
Debt securities in issue	—	2,407,601	950,334	1,818,271	2,185,578	3,227,737	10,589,521
Lease payable	—	683	1,884	2,999	1,665	3,086	10,317
Other financial liabilities	2,554,069	4,129,478	4,342	139	—	3,014	6,691,042
Off balance sheet items:
Loan commitments	60,107,128	—	—	—	—	—	60,107,128
Financial guarantee contracts	8,426,245	—	—	—	—	—	8,426,245

Total non-derivative financial instruments	¥152,600,397	¥52,024,519	¥20,478,127	¥5,612,525	¥3,541,098	¥6,014,723	¥240,271,389

Derivative financial instruments	¥3,498,016	¥—	¥—	¥—	¥—	¥—	¥3,498,016

Notes:

1.

Embedded derivatives which are separately accounted for, but presented together with the host contract in the consolidated statements of financial position are not included in the contractual tables above as they relate to the interest cash flow of the host contract, which are also not included in the tables above.

2.	Derivative financial instruments are recorded at fair value and included in the column “On demand.”

Balance of loans and advances, and deposits at March 31, 2019 and 2018

The following table presents the balance of loans and advances, and deposits at March 31, 2019 and 2018. The balance of deposits, which was mainly composed of individual customer deposits at March 31, 2019 and 2018, exceeded the balance of loans and advances at the same time due to the stable deposit base in Japan.

	At March 31,
	2019	2018
	(In millions)
Loans and advances	¥90,682,938	¥85,129,070
Deposits	134,404,652	128,461,527

The following table presents a breakdown of deposits by domestic and foreign offices. Domestic inter-bank money is classified as “Call money and bills sold” and not included in “Deposits” in the consolidated statements of financial position. Over half of domestic deposits is composed of individual customer deposits.

	At March 31,
	2019	2018
	(In millions)
Domestic offices:
Non-interest-bearing demand deposits	¥21,376,082	¥20,370,064
Interest-bearing demand deposits	53,490,445	49,580,166
Deposits at notice	853,344	855,978
Time deposits	17,885,860	18,185,591
Negotiable certificates of deposit	4,962,651	5,408,021
Others	7,317,912	7,338,619

Total domestic offices	105,886,294	101,738,439

Foreign offices:
Non-interest-bearing demand deposits	1,218,145	1,241,450
Interest-bearing demand deposits	2,714,951	2,574,099
Deposits at notice	10,316,612	9,499,686
Time deposits	7,875,029	7,469,541
Negotiable certificates of deposit	6,202,836	5,812,264
Others	190,785	126,048

Total foreign offices	28,518,358	26,723,088

Total deposits	¥134,404,652	¥128,461,527

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

In December 2010, the BCBS published the new Basel III rules text to implement the Basel III framework, which sets out higher and better-quality capital, better risk coverage, the introduction of a leverage ratio as a backstop to the risk-based requirement, measures to promote the build-up of capital that can be drawn down in periods of stress, and the introduction of two global liquidity standards. The main measures of the minimum capital requirements in the Basel III framework began on January 1, 2013 and have been fully applied from January 1, 2019.

These capital reforms increase the minimum common equity requirement from 2% to 4.5% and require banks to hold a capital conservation buffer, which started to be phased in from January 2016 with the initial ratio of 0.625% and reached 2.5% in January 2019, to withstand future periods of stress, bringing the total common equity requirement to 7%. The Tier 1 capital requirement was also increased from 4% to 6%, resulting in a total requirement of 8.5% when combined with the above-mentioned conservation buffer. The total capital requirement increased from 8% to 10.5% in January 2019 due to the full phasing in of the capital conservation buffer. Furthermore, a countercyclical buffer within a range of 0% to 2.5% of common equity or other fully loss-absorbing capital has been implemented according to national circumstances.

In addition to the above-mentioned minimum capital requirements and capital buffer requirements under Basel III, organizations identified by the Financial Stability Board (“FSB”) as Global Systemically Important Banks (“G-SIBs”), which includes the SMBC Group, are required to maintain an additional 1% to 2.5% of Common Equity Tier 1 capital as a percentage of risk-weighted assets, which is commonly referred to as the G-SIB capital surcharge, based on the organization’s size, interconnectedness, substitutability, complexity and cross-jurisdictional activity as determined by the FSB. The amount of G-SIB capital surcharge that applies to the SMBC Group based on the FSB’s determination is 1% of risk-weighted assets.

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

Adopting these approved approaches, the SMBC Group has complied with all externally imposed capital requirements throughout the period.

Failure of a Japanese bank, bank holding company or other financial institution to maintain the required risk-weighted capital ratios, may result in administrative actions or sanctions imposed by the FSA.

Regulatory capital

The table below presents the SMBC Group’s total capital ratio, total capital and risk-weighted assets under Japanese GAAP at March 31, 2019 and 2018 based on the Basel III rules.

	At March 31,
	2019	2018
	(In billions, except percentages)
SMFG Consolidated:
Total risk-weighted capital ratio	20.76%	19.36%
Tier 1 risk-weighted capital ratio	18.19%	16.69%
Common Equity Tier 1 risk-weighted capital ratio	16.37%	14.50%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥12,240.5	¥12,304.1
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	10,727.2	10,610.2
Common Equity Tier 1 capital	9,654.5	9,217.4
Risk-weighted assets	58,942.8	63,540.3
The amount of minimum total capital requirements(1)	4,715.4	5,083.2

(1)	The amount of minimum total capital requirements is calculated by multiplying risk-weighted assets by 8%.

46	RELATED-PARTY TRANSACTIONS

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

The transaction amounts included in the accounts, in aggregate, by category of related party were as follows:

Transactions with associates, joint ventures and other entities

	At March 31,
	2019(1)	2018
	(In millions)
Assets:
Loans and advances	¥1,661,149	¥222,890
Others	89,534	39,254

Liabilities:
Deposits	¥178,076	¥267,289
Others	78,540	29,049

	For the fiscal year ended March 31,
	2019(1)	2018	2017
	(In millions)
Income statements:
Income (interest income, fee and commission income, and others)	¥38,713	¥15,665	¥17,433
Expense (interest expense and others)	25,799	15,601	17,411

(1)

On November 28, 2018, Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”), which had been the Company’s subsidiary, became the Company’s joint venture. As a result, the transactions with SMFL and its subsidiaries were included in the line items.

Financial guarantees issued by the SMBC Group for its associates at March 31, 2019 and 2018 were ¥338,679 million and ¥99,673 million, respectively.

Loan commitments to associates and joint ventures at March 31, 2019 and 2018 were ¥1,360,802 million and ¥125,015 million, respectively.

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

	At March 31,
	2019	2018
	(In millions)
Assets:
Loans and advances	¥—	¥2

Liabilities:
Deposits	¥1,631	¥1,612
Others	94	94

Compensation of Key Management Personnel

The following table presents the compensation expenses of key management personnel.

	For the fiscal year ended March 31,
	2019	2018	2017
	(In millions)
Short-term employee benefits	¥1,102	¥1,135	¥1,157
Share-based compensation	304	295	204

The details of the share-based compensation plan are described in Note 39 “Share-Based Payment.”

There were no post-employment benefits, other long-term benefits and termination benefits for the fiscal years ended March 31, 2019, 2018 and 2017.

47	PRINCIPAL SUBSIDIARIES

Principal Subsidiaries

The SMBC Group’s principal subsidiaries at March 31, 2019 are shown in the list below. The SMBC Group consolidates all entities that the SMBC Group controls. The SMBC Group controls an entity when the SMBC Group is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

Principal domestic subsidiaries

Company Name	Proportion of Ownership Interest(1)	Proportion of Voting Rights(1)	Main Business
	(%)	(%)
Sumitomo Mitsui Banking Corporation	100.0	100.0	Commercial banking
SMBC Trust Bank Ltd.	100.0	100.0	Trust banking
SMBC Guarantee Co., Ltd.	100.0	100.0	Credit guarantee
SMBC Nikko Securities Inc.	100.0	100.0	Securities
Sumitomo Mitsui Card Company, Limited(2)	65.9	65.9	Credit card
Cedyna Financial Corporation	100.0	100.0	Credit card and consumer credit
SMBC Consumer Finance Co., Ltd.	100.0	100.0	Consumer lending
SMBC Mobit Co., Ltd.	100.0	100.0	Consumer lending
SMM Auto Finance, Inc.	51.0	51.0	Automobile sales financing
SMBC Finance Service Co., Ltd.	100.0	100.0	Collecting agent and factoring
The Japan Research Institute, Limited	100.0	100.0	System development, data processing, management consulting and economic research
Sumitomo Mitsui Asset Management Company, Limited(3)	51.1	51.1	Investment advisory and investment trust management
NCore Co., Ltd.	51.0	51.0	Data processing service and consulting
SMBC Venture Capital Co., Ltd.	40.0	40.0	Venture capital
SMBC Consulting Co., Ltd.	98.3	98.3	Management consulting and information services
Japan Pension Navigator Co., Ltd.	69.7	69.7	Operational management of defined contribution pension plans

(1)	Percentages of proportion of ownership interest and proportion of voting rights have been truncated.
(2)	We acquired an additional 34.1% of the outstanding shares of Sumitomo Mitsui Card Company, Limited on April 1, 2019 and, as a result, it became the SMBC Group’s wholly owned subsidiary.
(3)	Sumitomo Mitsui Asset Management Company, Limited merged with Daiwa SB Investments Ltd. on April 1, 2019, to form Sumitomo Mitsui DS Asset Management Company, Limited.

Principal foreign subsidiaries

Company Name	Country of Incorporation	Proportion of Ownership Interest(1)	Proposition of Voting Rights(1)	Main Business
		(%)	(%)
Sumitomo Mitsui Banking Corporation Europe Limited	U.K.	100.0	100.0	Commercial banking
Sumitomo Mitsui Banking Corporation (China) Limited	China	100.0	100.0	Commercial banking
PT Bank BTPN Tbk	Indonesia	98.4	98.4	Commercial banking
SMBC Americas Holdings, Inc.	U.S.A.	100.0	100.0	Bank holding company
Manufacturers Bank	U.S.A.	100.0	100.0	Commercial banking
Banco Sumitomo Mitsui Brasileiro S.A	Brazil	100.0	100.0	Commercial banking
JSC Sumitomo Mitsui Rus Bank	Russia	100.0	100.0	Commercial banking
SMBC Bank EU AG	Germany	100.0	100.0	Commercial banking
Sumitomo Mitsui Banking Corporation Malaysia Berhad	Malaysia	100.0	100.0	Commercial banking
SMBC Leasing and Finance, Inc.	U.S.A.	100.0	100.0	Leasing
SMBC Nikko Securities America, Inc.	U.S.A.	100.0	100.0	Securities
SMBC Nikko Capital Markets Limited	U.K.	100.0	100.0	Securities
SMBC Capital Markets, Inc.	U.S.A.	100.0	100.0	Derivatives

(1)	Percentages of proportion of ownership interest and proportion of voting rights have been truncated.

SMBC Venture Capital Co., Ltd. is accounted for as subsidiaries, despite the SMBC Group’s holdings of less than 50% of the voting rights, because the SMBC Group is able to govern the financial and operating policies of this company under a statute or an agreement.

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

At March 31, 2019 and 2018, the consolidated ABCP conduits had total assets of ¥728,778 million and ¥807,780 million, respectively. The total notional amounts of the liquidity and credit enhancement facilities provided by the SMBC Group to the consolidated ABCP conduits at March 31, 2019 and 2018 were ¥1,050,986 million and ¥1,129,257 million, respectively, all of which were undrawn.

The SMBC Group did not provide any financial or other support, without having a contractual obligation to do so, to consolidated structured entities during the fiscal years ended March 31, 2019 and 2018.

Unconsolidated Structured Entities

The following tables represent the carrying amounts of the SMBC Group’s interests in unconsolidated structured entities recognized in its consolidated statements of financial position by line item and the maximum exposure to loss from its interests at March 31, 2019 and 2018.

	At March 31, 2019
	Securitizations	Investment funds	Structured finance	Others	Total
	(In millions)
Interests in unconsolidated structured entities recognized in:
Trading assets	¥16,581	¥39,614	¥—	¥—	¥56,195
Financial assets at fair value through profit or loss	8,637	871,368	144,297	—	1,024,302
Investment securities	15,108	27,002	—	473	42,583
Loans and advances	2,213,496	—	5,489,334	533,196	8,236,026

Total	¥2,253,822	¥937,984	¥5,633,631	¥533,669	¥9,359,106

Maximum exposure to loss from interests in unconsolidated structured entities	¥3,110,451	¥944,487	¥6,597,207	¥712,798	¥11,364,943

	At March 31, 2018
	Securitizations	Investment funds	Structured finance	Others	Total
	(In millions)
Interests in unconsolidated structured entities recognized in:
Trading assets	¥10,157	¥68,639	¥—	¥—	¥78,796
Investment securities	64,113	1,055,971	51,018	479	1,171,581
Loans and advances	1,921,725	—	5,202,253	400,549	7,524,527
Assets held for sale	32,755	—	81,494	—	114,249

Total	¥2,028,750	¥1,124,610	¥5,334,765	¥401,028	¥8,889,153

Maximum exposure to loss from interests in unconsolidated structured entities	¥2,925,137	¥1,126,551	¥6,296,368	¥538,660	¥10,886,716

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

The SMBC Group did not provide any financial or other support, without having a contractual obligation to do so, to unconsolidated structured entities during the fiscal years ended March 31, 2019 and 2018.

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

The income received from such sponsored unconsolidated structured entities was ¥24,478 million and ¥23,901 million for the fiscal years ended March 31, 2019 and 2018, respectively. The majority of the income was management fees included in “Fee and commission income” and was from investment funds managed by SMAM, the SMBC Group’s asset management subsidiary. The carrying amount of assets transferred to these entities, which mainly consisted of investment funds, was ¥1,361,979 million and ¥1,640,396 million for the fiscal years ended March 31, 2019 and 2018, respectively.

49	ACQUISITIONS

Fiscal Year Ended March 31, 2019

PT Bank Tabungan Pensiunan Nasional Tbk

On January 30, 2019, SMBC, the SMBC Group’s wholly owned subsidiary, acquired an additional share of PT Bank Tabungan Pensiunan Nasional Tbk, previously an associate bank of SMBC in Indonesia. As a result of the acquisition, the SMBC Group increased its equity interest in PT Bank Tabungan Pensiunan Nasional Tbk from 40.58% to 98.50% and obtained control of PT Bank Tabungan Pensiunan Nasional Tbk. Subsequently, on February 1, 2019, PT Bank Tabungan Pensiunan Nasional Tbk merged with PT Bank Sumitomo Mitsui Indonesia, a consolidated subsidiary of SMBC also in Indonesia, and the merged company changed its corporate name to PT Bank BTPN Tbk. This merger was made for the purpose of operating a full-fledged commercial banking business in Indonesia and further developing its franchise to offer broader financial services to its customers.

The fair values of assets and liabilities of BTPN at the date of acquisition and the consideration paid were as follows:

At January 30, 2019
(In millions)
Assets:
Cash and deposits with banks	¥149,331
Loans and advances	522,918
Intangible assets	57,803
All other assets	107,471

Total assets	¥837,523

Liabilities:
Deposits	¥538,529
All other liabilities	104,817

Total liabilities	¥643,346

Net assets	194,177
Non-controlling interests measured at their proportionate share of the identifiable net assets and others	(9,494)

Net assets acquired	184,683
Goodwill	4,707

Consideration	¥189,390

Consideration:
Cash	¥111,365
Fair value of the equity interest in BTPN held before the acquisition	78,025

Total	¥189,390

Acquisition related costs recognized as an expense in “General and administrative expenses” in the consolidated income statement	¥776

The fair value of the financial assets acquired included ¥522,918 million of loans and advances.

The gross contractual amounts receivable were ¥517,840 million, of which ¥12,404 million were expected to be uncollectible.

The goodwill was attributable to the profitability of the acquired business and the synergies expected to arise after the acquisition. None of the goodwill recognized is expected to be deductible for income tax purposes.

The SMBC Group recognized a loss of ¥25,744 million on this step acquisition, which was included in “Other expenses” in the consolidated income statements.

The revenue and profit or loss since the acquisition date to March 31, 2019 and pro forma financial information relating to PT Bank Tabungan Pensiunan Nasional Tbk are immaterial to the consolidated financial statements.

Cash consideration paid and cash acquired by obtaining control of the subsidiaries

The total amount of cash consideration paid and cash acquired by obtaining control of subsidiaries during the fiscal year ended March 31, 2019 were as follows:

For the fiscal year ended March 31, 2019
(In millions)
Cash consideration paid	¥(111,365)
Cash and cash equivalents transferred as a result of the acquisitions	149,331

Cash consideration paid, net of cash and cash equivalents acquired by obtaining control of the subsidiaries	¥37,966

The amounts of assets and liabilities other than cash or cash equivalents in these subsidiaries were ¥688,192 million and ¥643,346 million, respectively.

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

Fiscal Year Ended March 31, 2017

GE Japan GK (currently merged into SMFL)

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

The fair values of assets and liabilities of SMAM at the date of acquisition and the consideration paid were as follows:

At July 29, 2016
(In millions)
Assets:
Cash and deposits with banks	¥15,411
Trading assets	12,030
Intangible assets	14,555
All other assets	11,007

Total assets	¥53,003

Liabilities	¥14,995

Net assets	¥38,008
Non-controlling interests measured at their proportionate share of the identifiable net assets	(15,203)

Net assets acquired	22,805
Goodwill	38,053

Consideration	¥60,858

Consideration:
Cash	¥20,286
Fair value of the equity interest in SMAM held before the acquisition 35,902	40,572

Total	¥60,858

Acquisition related costs recognized as an expense in “General and administrative expenses” in the consolidated income statement	¥8

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

50	ASSETS AND DISPOSAL GROUPS HELD FOR SALE

The table below shows non-current assets and disposal groups held for sale at March 31, 2019 and 2018.

	At March 31,
	2019	2018
	(In millions)
Assets held for sale:
Loans and advances(1)	¥—	¥3,010,314
Property, plant and equipment	57	1,435,637
Intangible assets	—	179,358
All other assets	—	1,026,641

Total	57	5,651,950	(2)

Liabilities directly associated with the assets held for sale:
Borrowings	—	1,631,681
Debt securities in issue	—	1,422,402
All other liabilities	—	562,858

Total	¥—	¥3,616,941	(2)

(1)	The balance in Loans and advances mainly consists of lease financing.
(2)	The assets and liabilities of Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”) were classified as held for sale during the fiscal year ended March 31, 2018.

Other reserves relating to non-current assets and disposal groups held for sale at March 31, 2019 and 2018 were nil and ¥52,146 million, respectively.

Reorganization of joint leasing partnership

On November 6, 2017, the SMBC Group announced that it had entered into a basic agreement with Sumitomo Corporation (“Sumitomo Corp”) concerning the reorganization of its joint leasing partnership, subject to the approval of foreign and domestic regulatory authorities. The final agreement regarding the reorganization was concluded on March 30, 2018 and in this reorganization, the Company planned to reduce its equity interest in SMFL from 60% to 50% and Sumitomo Corp planned to increase its equity interest in SMFL from 40% to 50%. As a result, SMFL would cease to be the Company’s consolidated subsidiary and would become its joint venture, and SMFL’s consolidated subsidiaries SMBC Aviation Capital Limited and SMFL Capital Company, Limited would become the SMBC Group’s equity method investees. Based on the facts and circumstances, the

SMBC Group determined that the reorganization within one year was considered highly probable and therefore the assets and liabilities of SMFL and its subsidiaries were classified as held for sale during the fiscal year ended March 31, 2018.

On November 28, 2018, based on the final agreement described above, the SMBC Group transferred a portion of its shares of SMFL to SMFL. The SMBC Group received a cash consideration of ¥176,284 million for losing control of SMFL and its subsidiaries. The total amount of cash and cash equivalents in these companies was ¥15,411 million. The SMBC Group recognized gains of ¥47,887 million associated with the loss of control of these companies, of which ¥10,251 million was attributable to remeasuring the interests retained in these companies at fair value. These were included in “Other income” in the consolidated income statements.

51	CURRENT AND NON-CURRENT DISTINCTION

The following tables present an analysis of financial assets and liabilities, excluding cash and deposits with banks, trading assets and liabilities, derivative financial instruments, financial assets included in assets held for sale and financial liabilities included in liabilities directly associated with the assets held for sale, by amounts recovered or settled, not more than twelve months or more than twelve months, at March 31, 2019 and 2018.

	At March 31, 2019
	Amounts recovered or settled
	Not more than twelve months	More than twelve months	Total
	(In millions)
Assets:
Call loans and bills bought	¥2,416,538	¥49,207	¥2,465,745
Reverse repurchase agreements and cash collateral on securities borrowed	10,273,844	72,150	10,345,994
Financial assets at fair value through profit or loss	871,333	1,770,083	2,641,416
Investment securities:
Debt instruments at amortized cost	46,912	272,002	318,914
Debt instruments at fair value through other comprehensive income	2,381,961	10,951,260	13,333,221
Equity instruments at fair value through other comprehensive income	—	4,172,892	4,172,892
Loans and advances	31,176,468	59,506,470	90,682,938
Other financial assets	3,507,199	101,930	3,609,129
Liabilities:
Deposits	¥129,647,380	¥4,757,272	¥134,404,652
Call money and bills sold	1,307,779	—	1,307,779
Repurchase agreements and cash collateral on securities lent	12,887,249	—	12,887,249
Borrowings	8,713,483	3,454,375	12,167,858
Debt securities in issue	3,521,706	7,649,503	11,171,209
Other financial liabilities	5,593,895	2,618	5,596,513

	At March 31, 2018
	Amounts recovered or settled
	Not more than twelve months	More than twelve months	Total
	(In millions)
Assets:
Call loans and bills bought	¥1,802,317	¥79,563	¥1,881,880
Reverse repurchase agreements and cash collateral on securities borrowed	8,418,341	73,362	8,491,703
Financial assets at fair value through profit or loss	205,525	1,342,147	1,547,672
Investment securities:
Held-to-maturity investments	92,033	280,426	372,459
Available-for-sale financial assets	5,034,184	15,088,432	20,122,616
Loans and advances	29,469,067	55,660,003	85,129,070
Other financial assets	3,490,685	107,957	3,598,642
Liabilities:
Deposits	¥123,901,761	¥4,559,766	¥128,461,527
Call money and bills sold	1,190,929	—	1,190,929
Repurchase agreements and cash collateral on securities lent	12,022,593	—	12,022,593
Borrowings	7,264,455	3,388,026	10,652,481
Debt securities in issue	3,356,401	7,212,716	10,569,117
Other financial liabilities	6,687,889	3,153	6,691,042

52	CONDENSED FINANCIAL INFORMATION OF REGISTRANT (SMFG)

Condensed Statements of Financial Position

	At March 31,
	2019	2018
	(In millions)
Assets:
Deposits with SMBC	¥434,005	¥251,681
Investments in SMBC	4,613,790	4,613,844
Loans to SMBC	6,258,343	5,537,801
Investments in other subsidiaries, associates and joint ventures	1,477,703	1,548,012
Other assets	93,112	90,605
Current tax assets	118,878	67,414

Total assets	¥12,995,831	¥12,109,357

Liabilities and equity:
Short-term borrowings from SMBC	¥1,228,030	¥1,228,030
Long-term borrowings	234,223	199,221
Debt securities in issue due to other subsidiaries	284,297	280,880
Debt securities in issue	4,898,140	4,216,292
Other liabilities	52,813	47,001

Total liabilities	6,697,503	5,971,424

Shareholders’ equity	5,702,082	5,541,687
Other equity instruments holders’ equity	596,246	596,246

Total equity	6,298,328	6,137,933

Total equity and liabilities	¥12,995,831	¥12,109,357

Condensed Income Statements

	For the fiscal year ended March 31,
	2019	2018	2017
	(In millions)
Income:
Interest income from SMBC	¥145,075	¥99,100	¥52,938
Dividends from SMBC	325,333	223,334	408,419
Dividends from other subsidiaries, associates and joint ventures	46,473	33,668	20,428
Fees and commission income from subsidiaries	5,666	10,226	20,706
Other income	106,712	217	178

Total income	629,259	366,545	502,669

Expense:
Interest expense to SMBC	4,298	4,298	4,474
Interest expense to other subsidiaries	13,663	16,309	13,039
Interest expense	128,360	89,699	45,223
Operating and other expense	24,857	21,525	12,165

Total expense	171,178	131,831	74,901

Profit before tax	458,081	234,714	427,768
Income tax expense	(28,517)	(7,085)	(33,344)

Net profit	¥486,598	¥241,799	¥461,112

Profit attributable to:
Shareholders	474,723	232,077	453,183
Other equity instruments holders	11,875	9,722	7,929

Condensed Statements of Cash Flows

	For the fiscal year ended March 31,
	2019	2018	2017
	(In millions)
Operating Activities:
Profit before tax	¥458,081	¥234,714	¥427,768
Income taxes paid—net	(17,440)	35,010	23,427
Other operating activities—net	(108,622)	(3,736)	(4,580)

Net cash and cash equivalents provided by operating activities	332,019	265,988	446,615

Investing Activities:
Loans provided to SMBC	(626,746)	(2,241,774)	(1,972,253)
Proceeds from sale of investment in subsidiaries	184,122	—	—
Other investing activities—net	(6,548)	(13,833)	(5)

Net cash and cash equivalents used in investing activities	(449,172)	(2,255,607)	(1,972,258)

Financing Activities:
Proceeds from issuance of long-term borrowings	35,002	66,415	83,806
Proceeds from issuance of debt securities	591,744	1,525,271	1,738,267
Proceeds from issuance of other equity instruments	—	149,080	149,081
Dividends paid to shareholders	(245,595)	(218,569)	(211,501)
Coupons paid to other equity instruments holders	(11,875)	(9,722)	(7,929)
Purchases of treasury stock and proceeds from sale of treasury stock—net	(69,799)	380	(86)

Net cash and cash equivalents provided by financing activities	299,477	1,512,855	1,751,638

Net increase of cash and cash equivalents	182,324	(476,764)	225,995
Cash and cash equivalents at beginning of period	251,681	728,445	502,450

Cash and cash equivalents at end of period	¥434,005	¥251,681	¥728,445

Investments in subsidiaries, associates and joint ventures

Investments in subsidiaries, associates and joint ventures are stated at cost. The Company recognizes dividend income from these companies when its right to receive payment is established.

Investments in other subsidiaries, associates and joint ventures included equity investments in SMBC Nikko Securities Inc., SMFG Card & Credit, Inc., SMBC Consumer Finance Co., Ltd., Sumitomo Mitsui Asset Management Company, Limited (“SMAM”), Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”) and others at March 31, 2019, and SMBC Nikko Securities Inc., SMFG Card & Credit, Inc., SMBC Consumer Finance Co., Ltd., SMAM, SMFL and others at March 31, 2018. On April 1, 2019, SMAM merged with Daiwa SB Investments Ltd., previously our associate, to form Sumitomo Mitsui DS Asset Management Company, Limited. These companies are incorporated in Japan, and the proportion of ownership interest of the Company in these companies was the same as described in Note 11 “Investments in Associates and Joint Ventures,” and Note 47 “Principal Subsidiaries.”

On November 28, 2018, the Company transferred a portion of its shares of SMFL to SMFL. As a result of the share transfer, SMFL ceased to be the Company’s subsidiary and became its joint venture. The gains recognized by the Company regarding to the share transfer were included in “Other income” in the condensed income statements for the fiscal year ended, March 31, 2019.

Long-term obligations

The Company had perpetual subordinated bonds of ¥267 billion and ¥267 billion outstanding to its subsidiary, SMFG Preferred Capital JPY 3 Limited, at March 31, 2019 and 2018, respectively. The interest rates of these bonds are fixed until January 2020, which range from 4.0% to 4.5% per annum, and will be floating thereafter. SMFG Preferred Capital JPY 3 Limited issued preferred securities to purchase these bonds.

The Company had subordinated long-term borrowings amounting to ¥49 billion and ¥49 billion at March 31, 2019 and 2018, respectively, and had unsubordinated long-term borrowings amounting to ¥185 billion and to ¥150 billion at March 31, 2019 and 2018, respectively. The Company also had subordinated bonds amounting to ¥954 billion and ¥945 billion, including ¥5 billion and ¥2 billion outstanding to its subsidiary, at March 31, 2019 and 2018, respectively, and had senior bonds amounting to ¥3,962 billion and ¥3,285 billion, including ¥12 billion and ¥12 billion outstanding to its subsidiary, at March 31, 2019 and 2018, respectively. For additional information, refer to Note 18 “Borrowings” and Note 19 “Debt Securities in Issue.”

Guarantees

The Company provided guarantee of ¥234 billion and ¥298 billion at March 31, 2019 and 2018, respectively, to the Deposit Protection Fund of the Association of German Banks with regard to the deposits of the SMBC Dusseldorf branch.