Form 20-F
period 2020-03-31
SUMITOMO MITSUI FINANCIAL GROUP, INC.
filed 2020-06-26
CIK 1022837

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2020

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

Common stock, without par value*

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

At March 31, 2020, the following shares of capital stock were outstanding: 1,373,171,556 shares of common stock (including 3,645,043 shares of common stock held by the registrant and its consolidated subsidiaries and equity-method associates as treasury stock).

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENT

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

Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those in the forward-looking statements as a result of various factors, and the differences may be material. Potential risks and uncertainties include, without limitation, the following:

•	the lasting effects of the 2019 novel coronavirus disease (COVID-19) pandemic and collateral events;

•	deterioration of Japanese and global economic conditions and financial markets;

•	declines in the value of our securities portfolio;

•	changes in the level or volatility of market rates or prices;

•	constraints on our operations due to capital adequacy requirements;

•	problems of other financial institutions;

•	adverse regulatory developments or changes in government policies;

•	incurrence of significant credit-related costs;

•	a significant downgrade of our credit ratings;

•	exposure to new risks as we expand the scope of our business;

•	our ability to successfully implement our business strategy through our subsidiaries, affiliates and alliance partners;

•	the industry specific risks of the consumer finance industry;

•	the recoverability of deferred tax assets;

•	insufficient liquidity; and

•	litigation and regulatory proceedings.

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

3.A.    SELECTED FINANCIAL DATA

Selected Financial Data

The following selected financial data at and for each of the five fiscal years ended March 31, 2020, 2019, 2018, 2017 and 2016 have been derived from our consolidated financial statements. You should read this data together with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this annual report.

	For the fiscal year ended and at March 31,
	2020(1)	2019	2018	2017	2016
	(In millions, except per share data)
Consolidated income statement data:
Interest income	¥2,407,045	¥2,406,350	¥2,144,070	¥1,900,261	¥1,872,584
Interest expense	1,090,730	1,137,430	771,907	540,518	467,276

Net interest income	1,316,315	1,268,920	1,372,163	1,359,743	1,405,308

Fee and commission income	1,147,132	1,101,777	1,131,364	1,066,412	1,031,680
Fee and commission expense	203,822	178,351	178,867	181,573	131,381

Net fee and commission income	943,310	923,426	952,497	884,839	900,299

Net trading income	134,069	320,302	270,464	183,963	462,682
Net income (loss) from financial assets at fair value through profit or loss	(21,939)	54,655	(667)	2,018	12,260
Net investment income	176,464	93,922	424,097	305,327	375,229
Other income	155,631	505,666	755,855	573,825	496,273

Total operating income	2,703,850	3,166,891	3,774,409	3,309,715	3,652,051

Impairment charges on financial assets	259,938	119,686	136,808	212,967	148,356

Net operating income	2,443,912	3,047,205	3,637,601	3,096,748	3,503,695

General and administrative expenses	1,696,386	1,679,813	1,775,183	1,713,955	1,670,088
Other expenses	488,806	575,657	792,765	531,759	538,963

Operating expenses	2,185,192	2,255,470	2,567,948	2,245,714	2,209,051

Share of post-tax profit of associates and joint ventures	24,031	40,157	49,323	29,318	31,056

Profit before tax	282,751	831,892	1,118,976	880,352	1,325,700

Income tax expense	51,768	184,306	229,378	139,766	372,878

Net profit	¥230,983	¥647,586	¥889,598	¥740,586	¥952,822

	For the fiscal year ended and at March 31,
	2020(1)	2019	2018	2017	2016
	(In millions, except per share data)
Profit attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥200,052	¥541,932	¥759,998	¥627,870	¥843,920
Non-controlling interests	18,567	93,779	119,878	104,787	106,129
Other equity instruments holders	12,364	11,875	9,722	7,929	2,773
Earnings per share:
Basic	¥145	¥388	¥539	¥459	¥617
Diluted	145	387	538	458	617
Weighted average number of common shares in issue (in thousands of shares)	1,375,118	1,397,599	1,410,442	1,369,231	1,367,229
Dividends per share in respect of each fiscal year:
Common stock	¥185	¥175	¥155	¥150	¥155
	$1.70	$1.58	$1.46	$1.34	$1.38
Consolidated statement of financial position data:
Total assets	¥212,158,463	¥195,503,623	¥192,175,566	¥191,150,981	¥180,172,652
Loans and advances	94,671,818	90,682,938	85,129,070	95,273,845	88,862,371
Total liabilities	201,223,585	183,730,177	179,679,767	179,263,698	169,130,553
Deposits	138,431,418	134,404,652	128,461,527	130,295,290	125,940,797
Borrowings	17,121,362	12,167,858	10,652,481	12,245,943	9,914,129
Debt securities in issue	10,985,048	11,171,209	10,569,117	11,165,623	10,829,612
Total equity	10,934,878	11,773,446	12,495,799	11,887,283	11,042,099
Capital stock	2,339,965	2,339,443	2,338,743	2,337,896	2,337,896

(1)

On April 1, 2019, we adopted IFRS 16 “Leases” retrospectively by adjusting the consolidated statement of financial position at the date of initial application, and have not restated comparatives as permitted by IFRS 16. See Note 2 “Summary of Significant Accounting Policies—New and Amended Accounting Standards Adopted by the Group” to our consolidated financial statements included elsewhere in this report.

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

Risks Related to the Economic and Financial Environment

Our operations have been, and may continue to be, adversely affected by the COVID-19 pandemic and collateral events.

Since December 2019, COVID-19 has spread rapidly throughout the world. The COVID-19 pandemic has impacted many countries resulting in the implementation of numerous measures to prevent the spread of COVID-19, such as restrictions on movement, including travel bans, quarantines, and shelter-in-place orders as well as non-binding “voluntary restraint” measures urging residents to stay at home, and closures of schools, businesses, factories and other public and private facilities. These measures have significantly affected people’s lives and business activities, and have contributed to declines in consumer spending and stagnant business operations. Coupled with these measures, the COVID-19 pandemic has had a severe impact on both Japanese and global economic conditions including the rapid deterioration of corporate performance and significant disruption and volatility in financial and commodity markets. Even if the number of new COVID-19 cases significantly decreases in many countries including Japan, this global pandemic and its negative effects on global economic conditions may persist into the future. Even in countries that succeed in significantly reducing the number of the cases from the current outbreak, the level of economic activity may not fully recover in the short term or at all due to concerns of future waves of COVID-19 or changes in lifestyle and business practices. Therefore, the Japanese and global economy may remain volatile or continue to deteriorate.

If the Japanese and global economy remain volatile or continue to deteriorate due to the COVID-19 pandemic and collateral events, the balance of our impaired loans and credit-related costs may further increase due to deterioration in the financial condition of our customers. Additionally, disruption and volatility in financial markets may have an adverse effect on our funding activities and could subject our holdings of securities to impairment or valuation losses. Also, a decline in overall economic activity may cause us to miss business opportunities and this may adversely affect the execution of our operating strategy and our results of operations. Furthermore, since the outbreak of the COVID-19 pandemic, we have been continuing to provide services such as financing and settlement to fulfill our responsibility as a financial institution, which is a part of the social infrastructure. In carrying out that responsibility, we may be requested to provide new and additional financing to customers, and these may increase our risk assets and lead to a lower capital adequacy ratio and to additional credit-related losses. From a business operational standpoint, if our efforts to prevent the spread of COVID-19 within our workforce, such as by enabling telework for employees and separating staff into two or more teams on alternating shifts, are ineffective or lead to decreased productivity and many of our employees contract the virus, such circumstances could adversely affect the operation of our businesses or force us to temporarily suspend operations. Furthermore, cyberattacks and financial crimes may increase under the new working arrangements such as expanded telework for employees.

The extent of the continuing impact of the COVID-19 pandemic on our operational and financial performance remains uncertain and will depend on many factors beyond our control, including the duration of the pandemic and further spread of the virus. To the extent that the ongoing COVID-19 pandemic adversely affects our business, results of operations and financial condition, it may also have the effect of increasing the likelihood and magnitude of the other risks described in “Item 3.D. Risk Factors.”

For detailed information on the impact of the COVID-19 pandemic on the operating environment, our results of operations and our financial condition, see “Item 5. Operating and Financial Review and Prospects.”

We may be adversely affected if Japanese and global economic conditions and financial markets deteriorate.

Our financial condition and results of operations are materially affected by general economic conditions and financial markets in Japan and foreign countries, which would be influenced by the changes of various factors such as fiscal and monetary policies, policies on financial markets, as well as related laws, regulations and agreements. One example is the increase in the Japanese consumption tax rate from 8% to 10% in October 2019. Other examples include changes in the trade policies of countries including the U.S, which could contribute to increases in production costs and supply chain disruptions across the broader economy. Furthermore, geopolitical instability in various parts of the world, including North Africa, the Middle East, Asia and Eastern Europe, and material changes in regional economic or political unions or associations between countries, such as the United Kingdom’s exit from the European Union, which took place on January 31, 2020, could contribute to economic instability in those and other regions. Such regional economic instability could adversely affect Japanese and global economic conditions.

The deterioration of Japanese and global economic conditions, or financial market turmoil, could result in a worsening of our liquidity and capital conditions, an increase in our credit costs, and a decrease in the fair values of our investment securities and, as a result, adversely affect our business, financial condition and results of operations.

Future declines in securities prices on Japanese stock markets or other global markets could cause us to experience realized and unrealized losses on our equity securities portfolio, which could negatively affect our financial condition, results of operations and regulatory capital position.

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

Our equity securities portfolio mainly consists of equity instruments at fair value through other comprehensive income. The reported value of our equity instruments at fair value through other comprehensive income accounted for 1.6% of our total assets at March 31, 2020, approximately 86.7% of which were Japanese equity securities. This value depends mainly on prices of the instruments in the stock market. In addition, the reported value, and gross unrealized gains and losses of those equity instruments at fair value through other comprehensive income at March 31, 2020 are described in “Item 5.A. Operating Results—Financial Condition—Investment Securities.”

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

We engage in trading and investing activities dealing with various kinds of financial instruments such as bonds, equities, currencies, derivatives and funds. For example, we have substantial investments in debt securities. At March 31, 2020, we had ¥7 trillion of Japanese government bonds classified as debt instruments at fair value through other comprehensive income, which accounted for approximately 3.2% of our total assets.

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

With respect to the quantity of the capital base, the minimum Common Equity Tier 1 risk-weighted capital ratio and minimum risk-weighted capital ratio applicable to us and SMBC have been 4.5% and 8% respectively since March 2015. Moreover, we are required to hold a capital conservation buffer to withstand future periods of stress and a countercyclical buffer as additional capital to reduce the buildup of systemic risk in periods and locations of excessive credit growth. The capital conservation buffer has been 2.5% since March 2019. As a result, taking the capital conservation buffer into account at March 2020, the total minimum Common Equity Tier 1 risk-weighted capital ratio has been 7%, and the total minimum risk-weighted capital ratio has been 10.5%. The countercyclical buffer is calculated as the weighted average of the buffers in effect in the jurisdictions to which we have credit exposure, with a maximum of 2.5% from March 2019.

In addition, the requirements for additional capital, in the form of a capital surcharge above the Basel III minimum requirement, have been applied from 2016 to those financial institutions identified by the Financial Stability Board (“FSB”) as Global Systemically Important Banks (“G-SIBs”), including us. This requirement is commonly referred to as the G-SIB capital surcharge. The FSB updates its list of G-SIBs on an annual basis. Based on the list, we have been required to maintain an additional 1% of Common Equity Tier 1 capital as a percentage of risk-weighted assets from 2019.

In March, 2019, the FSA published its guidelines for the leverage ratio applicable to banks and bank holding companies with international operations, which have been applied from March 31, 2019. Under the FSA’s guidelines for the leverage ratio, banks and bank holding companies with international operations must maintain a leverage ratio of at least 3% on both a consolidated basis and a nonconsolidated basis from March 31, 2019.

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

At March 31, 2020, on a consolidated basis, our total risk-weighted capital ratio, Tier 1 risk-weighted capital ratio and Common Equity Tier 1 risk-weighted capital ratio were 18.75%, 16.63% and 15.55%, compared to the minimum required ratios of 11.52%, 9.52% and 8.02%, respectively. Such minimum required ratios include the capital conservation buffer of 2.5%, the G-SIB capital surcharge of 1.0% and the countercyclical buffer of 0.02%.

Our and SMBC’s capital ratios could decline as a result of decreases in Tier 1 and Tier 2 capital or increases in risk-weighted assets. The following circumstances, among others, could reduce our risk-weighted capital ratio and that of SMBC:

•	declines in the value of securities;

•

inability to refinance existing subordinated debt obligations or preferred securities eligible for inclusion as Tier 1 capital or Tier 2 capital only for the prescribed 10-year phase-out period with those qualified as regulatory capital under the new capital adequacy requirements which phased in from March 2013; and

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

The FSA’s inspection of banks was previously based on guidelines set forth in the FSA’s Financial Inspection Manual and related guidelines, which were revised or amended from time to time. In June 2018, the FSA published a report on its supervisory approaches and transformation. Based on the report, the FSA introduced its new supervisory approaches, which led to the FSA’s repeal of the Financial Inspection Manual on December 18, 2019. Our compliance with changes in the FSA’s inspection process under the new supervisory approaches could result in an increase in our administrative expenses, which could have an adverse effect on our results of operations and financial condition.

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

The transition away from and discontinuation of LIBOR and other interest rate benchmarks could have a negative impact on our results of operations.

For several years, global regulators and central banks have been pursuing international efforts to reform interest rate benchmarks, such as the London Interbank Offered Rate (“LIBOR”). In July 2017, the UK Financial Conduct Authority (“FCA”), which regulates LIBOR, announced that the FCA will no longer persuade or compel banks to submit rates for the calculation of LIBOR after 2021. Accordingly, it appears highly likely that LIBOR will be discontinued as early as January 1, 2021. We have identified a significant number of assets and liabilities linked to LIBOR and other interest rate benchmarks, across businesses that require transition to alternative reference rates.

The transition away from and discontinuation of LIBOR and other interest rate benchmarks, uncertainty as to the availability and/or suitability of alternative reference rates, and differences between LIBOR, and other interest rate benchmarks and alternative reference rates may have a material adverse effect on financial markets and market participants, including us. Accordingly, we have taken, and are continuing to take, necessary steps to proactively address the transition, including developing internal systems and infrastructure to transition to alternative reference rates.

However, we face the risks that our actions to address the transition, including developing internal systems and infrastructure, may be delayed or may not be successful. Even if our actions are undertaken successfully, they may not be sufficient to address the transition and may lead to a negative impact on our customers. For example, our customers may consider that the advice and information that we prepare and provide is inadequate and/or inaccurate. Moreover, the valuation of certain of our financial assets and liabilities may change, and the inability of existing hedged and hedging transactions to meet the hedge relationship designation requirements could lead to an increase in profit and loss volatility. All of these could adversely affect our results of operations and financial condition. For further details, see Note 2 “Summary of Significant Accounting Policies—New and Amended Accounting Standards Adopted by the Group—Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7)” and Note 7 “Derivative Financial Instruments and Hedge Accounting—Hedge accounting—Interest Rate Benchmark Reform” to our consolidated financial statements included elsewhere in this report.

Changes in the competitive and financial environment and financial systems could have a negative effect on the financial services industry and us.

Deregulation of the financial system, consolidation among financial institutions, diversification within the financial services industry, and the expanded presence of foreign financial institutions and investors have made the Japanese financial services market highly competitive. Moreover, competition in overseas markets has intensified due to global consolidation, convergence and alliances among financial institutions. In addition, the development of new technologies in the “Fintech” and other sectors, along with the corresponding rise of new entrants from these sectors into the financial services industry, may further intensify competition in the business environments in which we operate. We compete with various types of financial services companies, including:

•	banking groups, including Japan’s other major banking groups;

•	government-controlled and government-affiliated entities;

•	regional banking institutions;

•	major investment banks;

•	non-bank financial institutions; and

•	other firms that are engaged in providing similar products and services.

Increased competition in Japan may put downward pressure on prices for our financial services, cause us to lose market share or require us to incur additional expenses in order to remain competitive. Internationally, various forms of financial support provided by foreign governments to foreign banks and other financial institutions may reduce the cost of capital to those institutions and otherwise give them competitive advantages. In addition, with technological advances, new competitors in the financial services industry continue to emerge, and as a result, we may be forced to adapt our business to compete more effectively. There can be no assurance that we will be able to respond effectively to current or future competition.

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

We have substantial exposure to corporate customers in the following sectors: real estate and goods rental and leasing, manufacturing, transportation, communications and public enterprises, wholesale and retail, and services, including electric utilities, and to individual customers mainly through housing loans. The financial conditions of those customers may be subject to changes in the industry-specific economic conditions, including, for example, fluctuations in the prices of oil, gas and other natural resources, as well as general economic conditions. In addition, adverse region-specific economic conditions or changes in economic conditions due to unexpected incidents such as the spread of COVID-19 and collateral events could worsen our customers’ financial conditions or could decrease the value of our collateral provided to us in such regions. As a result, we may be required to record increases in our allowance for loan losses.

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

In addition, changes in laws or government policies may have an adverse impact on the rights of creditors. For example, the Government of Japan has provided or may provide in the future government guarantees and other government support measures in response to the financial crisis or other unexpected incidents such as widespread pandemics such as COVID-19, large-scale natural disasters and any subsequent collateral events. Even if our current or future loans to borrowers have received or will receive any government support measures, it is unclear to what extent those loans will benefit, directly or indirectly, from the current or any future government guarantees or support measures.

In addition, our NPLs may increase and there may be additional credit costs if we fail to accurately estimate the expected losses in our loan portfolio. These estimates require difficult, subjective and complex judgments such as credit evaluation of our borrowers, valuation of collateral and forecasts of economic conditions.

The ratio of impaired loans and advances to the total loans and advances, both net of allowance for loan losses, were 0.5%, 0.6% and 0.6% at March 31, 2020, 2019 and 2018, respectively. For further information, see “Item 5.A. Operating Results— Financial Condition—Loans and Advances.”

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

In May 2020, we announced our medium-term management plan through March 2023. We believe that we have targeted appropriate business areas. However, our initiatives to offer new products and services and to increase sales of our existing products and services may not succeed if market conditions do not stabilize, market opportunities develop more slowly than expected, our initiatives have less potential than we envisioned originally or the profitability of these products and services is undermined by competitive pressures. Consequently, we may be unable to achieve or maintain profitability in our targeted business areas.

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

We maintain a SMBC Group-wide policy designed to ensure compliance with U.S. and other applicable sanctions laws and regulations. Our non-U.S. offices engage in transactions relating to the Restricted Targets in compliance with applicable laws and regulations. These activities include or have included remittance of Japanese yen with respect to our customers’ export or import transactions, maintenance of correspondent banking accounts with Iranian banks, including the Central Bank of Iran, and the payment of fees in Japanese yen to certain Iranian banks in connection with performance bonds issued in the past by SMBC through these Iranian banks related to our customers’ projects in Iran. All such transactions were permissible and not subject to secondary sanctions under applicable laws and regulations at the times they were engaged in. SMBC has discontinued activities that have become impermissible or subject to secondary sanctions as a result of changes in applicable laws and regulations. See “Item 4.B. Business Overview—Regulation in the United States—Laws Prohibiting Money Laundering and Terrorist Financing—U.S. Sanctions Targeting Iran Related Activities.” The performance bonds expired and have not been renewed, but SMBC continues to be obligated to pay certain fees to the Iranian banks. In addition, we maintain a representative office in Iran that mainly performs an information-collecting function and liaising with non-designated Iranian financial institutions and non-SDN Iranian parties on behalf of our non-U.S. offices.

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

Our business operations are subject to the risks of natural disasters, terrorism, pandemics, blackouts, geopolitical incidents and other calamities, any of which could impair our business operations. Despite our preparation of operation manuals and other backup measures and procedures, such calamities could cause us to suspend operations and could adversely affect our businesses, financial condition and results of operations. Large-scale natural disasters such as the Great East Japan Earthquake of March 2011 and any subsequent collateral events, may adversely affect economic conditions in general, the financial conditions of our corporate and individual customers and stock market prices, or cause other negative effects, any or all of which could materially and adversely affect our financial condition and results of operations owing to, for example, an increase in the amount of credit-related costs or an increase in losses related to our holdings of securities.

We are exposed to risks associated with climate change, including the physical risk of climate change and risk from the transition to a low-carbon society.

Risks associated with climate change are subject to increasing societal, regulatory and political focus in Japan and globally. These risks include the physical risk of climate change and risk from the transition to a low-carbon society. In order to address these risks, we have begun efforts to strengthen our climate change scenario analysis and consider countermeasures at the management level. These proposed countermeasures are reported to the Management Committee and Risk Committee, and reviewed by outside directors on the board of directors. However, these efforts may not be successful, and even if they are undertaken successfully, they may not be sufficient. In such a case, they may lead to an adverse effect on our financial condition and results of operations.

Physical risks of climate change arise from a number of factors and relate to specific weather events including large-scale typhoons. Despite our preparation of operation manuals and other backup measures and procedures, a large-scale disaster due to extreme weather conditions damages our employees and branches, interfering with our business continuity. Large-scale disasters could also adversely affect the financial conditions of our customers or the value of properties pledged as collateral, resulting in an increase in our credit costs. In addition, our operating income and values of assets held may decrease due to instability in financial markets, which could also adversely affect our ability to raise financing.

There are also risks from the transition to a low-carbon society. For example, due to changes in climate change policies, tightening of environmental regulations and technological innovation to address climate change, our customers in sectors that are deemed to contribute significantly to climate change may experience declines in the value of their assets (i.e., asset stranding). In addition, our customers’ financial condition and performance could suffer from increasing costs associated with climate change response measures, which could result in an increase in our credit costs.

Moreover, amid growing interest in initiatives related to the Task Force on Climate-related Financial Disclosure (“TCFD”) and Sustainable Development Goals (“SDGs”), if our efforts and disclosure regarding corporate social responsibility are viewed as insufficient, we could suffer from increased social criticism, which could adversely affect the market price of our shares and/or the environment for our capital raising activities. For further information, see“Item 4.B. Business Overview—Sustainability Management.”

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

We conduct business in many locations in and outside of Japan. We face the risk of litigation and regulatory proceedings in connection with our operations. For example, if we engage in activities targeted by certain U.S. sanctions, this could result in the imposition of monetary penalties or other restrictions by the U.S. government against us. Lawsuits and regulatory actions may result in penalties or settlements of very large indeterminate amounts or limit our operations, and costs to defend either could be substantial. Moreover, SMBC and one of its subsidiaries contribute to financial benchmarks such as the Tokyo Interbank Offered Rate (“TIBOR”) and the LIBOR for certain specific currencies. These benchmarks are widely referenced in jurisdictions in which we operate and do not operate. We face or may face some investigations, litigation and regulatory proceedings, and an adverse regulatory decision, judgment or ruling, including in jurisdictions we do not operate in, could have a material adverse effect on our business, results of operations and financial condition.

Damage to our reputation may have an adverse effect on our business and results of operations.

Maintaining our reputation is vital to our ability to attract and maintain customers, investors and employees. Our reputation could be damaged through a variety of circumstances, including, among others, fraud or other misconduct or unlawful behavior by directors, officers or employees, systems failures, compliance failures, investigations, adverse litigation judgments or regulatory decisions, or unfavorable outcomes of governmental inspections. Adverse publicity or negative information regarding Japan’s financial services industry or us that may be published or broadcast by the media or posted on social media, non-mainstream news services or other parts of the internet, even if inaccurate or not applicable to us, may have a materially adverse effect on our brand image and undermine depositor confidence, thereby affecting our businesses and results of operations. For example, actual or rumored investigations of us or our directors, officers or employees, or actual or rumored litigation or regulatory proceedings, or media coverage of the same, may have a material adverse effect on our reputation and could negatively affect the prices of our securities. Actions by the financial services industry generally or by certain members in the industry can also adversely affect customers’ confidence on the financial services industry. Such reputational harm could also lead to a decreased customer base, reduced revenues and higher operating costs.

Our failure to establish, maintain and apply adequate internal controls over financial reporting could negatively impact investor confidence in the reliability of our financial statements.

In order to operate as a global financial institution, it is essential for us to have effective internal controls, corporate compliance functions, and accounting systems to manage our assets and operations.

As a New York Stock Exchange (“NYSE”)-listed company and a registrant with the U.S. Securities and Exchange Commission (“SEC”), under section 404 of the U.S. Sarbanes-Oxley Act of 2002 our management is required to assess the effectiveness of our internal control over financial reporting and disclose whether such internal controls are effective. Our independent registered public accounting firm has to conduct an audit to evaluate and then render an opinion on the effectiveness of our internal control over financial reporting. The Financial Instruments and Exchange Act of Japan (“FIEA”) also requires companies listed on a Japanese stock exchange, such as us, to file, together with their annual securities reports required by the FIEA, audited internal control reports assessing the effectiveness of their internal controls over financial reporting.

We have established internal controls over financial reporting, as well as rules for evaluating those controls, in order to provide reasonable assurance of the reliability of our financial reporting and the preparation of financial statements. However, these controls may not prevent or detect errors. Any evaluation of effectiveness of future periods is subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. To the extent any issues are identified through the foregoing processes, there can be no assurance that we will be able to resolve them in a timely manner or at all. If this occurs, our reputation may be damaged, which could lead to a decline in investor confidence in us.

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

Information Concerning the Principal Capital Expenditures and Divestitures

In November 2018, based on the agreement concerning the reorganization of our joint leasing partnership announced in March 2018, we transferred a portion of our shares of Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”), a company jointly owned by us and Sumitomo Corporation (“Sumitomo Corp”), to SMFL. Upon the share transfer, our equity interest in SMFL decreased from 60% to 50% while Sumitomo Corp’s equity interest increased from 40% to 50%. As a result, SMFL ceased to be our consolidated subsidiary and became our joint venture, and its consolidated subsidiaries SMBC Aviation Capital Limited and SMFL Capital Company, Limited (“SMFL Capital Company”) became the SMBC Group’s equity-method investees. Subsequently, in January 2019, SMFL Capital Company was merged into SMFL.

Public Takeover Offers

Not applicable.

Available Information

The SEC maintains a website at https://www.sec.gov that contains reports and proxy information regarding issuers that file electronically with the SEC. Some of the information may also be found on our website at https://www.smfg.co.jp/english/.

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

Our Mission, Vision and Values

Our “Mission” is a universal guide for our group management and positioned as the anchor for our corporate action. We also set forth our “Vision” of the mid to long term goals and “Five Values” as the core values to be shared by all executives and employees.

On April 1, 2020, we made a revision of our Mission to add “We contribute to a sustainable society by addressing environmental and social issues” so that it reflects our commitment to fulfilling our social responsibilities by further enhancing our various initiatives, not only limited to financial services.

After the revision, our Mission, Vision and Five Values are as follows.

Mission

•	We grow and prosper together with our customers, by providing services of greater value to them.

•	We aim to maximize our shareholders’ value through the continuous growth of our business.

•	We create a work environment that encourages and rewards diligent and highly-motivated employees.

•	We contribute to a sustainable society by addressing environmental and social issues.

Vision

•	A trusted global solution provider committed to the growth of our customers and advancement of society.

Five Values

•	Integrity: As a professional, always act with sincerity and a high ethical standard.

•	Customer First: Always look at it from the customer’s point of view, and provide value based on their individual needs.

•	Proactive & Innovative: Embrace new ideas and perspectives, don’t be deterred by failure.

•	Speed & Quality: Differentiate ourselves through the speed and quality of our decision-making and service delivery.

•	Team “SMBC Group”: Respect and leverage the knowledge and diverse talent of our global organization, as a team.

Sustainability Management

The world is currently facing a range of social issues. In particular, environmental challenges such as addressing climate change have become priority issues globally. In response to these social and environmental challenges, the public and private sectors have implemented various initiatives aimed at realizing a sustainable society, with growing interest in the SDGs set by the United Nations General Assembly in 2015 and environment, social, and governance (“ESG”) investing.

Given this backdrop, in September 2019, we signed the Principles for Responsible Banking, which were proposed by the United Nations Environment Programme Finance Initiative as a framework for the sustainable banking system of the future.

In April 2020, we defined sustainability as “creating a society in which today’s generation can enjoy economic prosperity and well-being, and pass it on to future generations” and established the “SMBC Group

Statement on Sustainability,” as the basic principles upon which our efforts to realize a sustainable society will be based. To realize sustainability as well as to accelerate sustainability management, we also established “SMBC Group GREEN×GLOBE 2030,” a ten-year plan toward 2030. It includes our external and internal initiatives such as promotion of “green finance” and enhancement of employees’ awareness of sustainability.

Based on the statement and plan, we are dedicated to our priority issues, focusing especially on the “Environment” as a corporate citizen that protects the green earth, as well as on the “Community” and the “Next generation” as a member of society.

Environment

We seek to promote environmental business to address environmental risks and reduce environment impacts. For example, we help promote the spread of renewable energy by providing “green finance” to solar and wind power generation projects.

In December 2017, we announced our support for the TCFD, and in April 2019, disclosed our approach to climate change for each of the four basic disclosure items recommended by the TCFD, namely “Governance,” “Strategy,” “Risk Management” and “Metrics and Targets.” We are strengthening our climate change risk management framework, and enhancing our climate change scenario analysis and disclosures in response to the TCFD recommendation.

We introduced and disclosed policies for businesses in the sectors listed below, which are regarded as having significant impacts on the environment and society. We proactively monitor and reassess them in consideration of the external environment.

•	Coal-fired power generation

•	Hydroelectric power generation

•	Oil and gas

•	Coal mining

•	Tobacco manufacturing

•	Nature conservation areas

•	Palm oil plantation development

•	Deforestation

•	Manufacturing of cluster bombs and other weapons of destruction

Community

We provide support in areas such as finance, where we can take advantage of our business operations in order to build our society, in which people can live with a sense of assurance and make our cities and towns safe. For example, we have launched “SDGs social loan.” These loans are meant to provide funding to projects that help resolve social issues. We work together with our customers to resolve social issues through a scheme entailing impact reports that measure impacts on society and third-party evaluations.

Next Generation

We offer financial and economic education for all generations, from children to adults, as part of our efforts in order to support the growth of the next generation for the development of a sustainable society. For example, we provide financial and career education to enhance the life skills of children, and hold finance and economics education seminars on topics such as managing household finances and loans and credit as a way to provide accurate knowledge about financial matters.

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

SMFL had previously been our subsidiary, in which we held a 60% equity interest. In November 2018, based on the agreement concerning the reorganization of our joint leasing partnership announced in March 2018, we transferred a portion of our shares of SMFL, a company jointly owned by us and Sumitomo Corp, to SMFL. Upon the share transfer, our equity interest in SMFL decreased from 60% to 50% while Sumitomo Corp’s equity interest increased from 40% to 50%. As a result, SMFL ceased to be our consolidated subsidiary and became our joint venture, and its consolidated subsidiaries SMBC Aviation Capital Limited, which belongs to the International Business Unit, and SMFL Capital Company became our equity-method investees. Subsequently, in January 2019, SMFL Capital Company was merged into SMFL.

Retail Business Unit

The Retail Business Unit provides financial services to both consumers residing in Japan and domestic small-sized companies and mainly consists of the retail businesses of SMBC, SMBC Trust Bank and SMBC Nikko Securities, together with three consumer finance companies, Sumitomo Mitsui Card, Cedyna and SMBC Consumer Finance.

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

Sumitomo Mitsui Card is a leading company in Japan’s credit card industry, having introduced the Visa brand into the Japanese market, and issues a variety of affiliated credit cards in cooperation with partners including, but not limited to, railway companies, airline companies, department stores and online retailers to satisfy both these partners’ and cardholders’ needs.

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

Sumitomo Mitsui Card, together with GMO Payment Gateway, Inc. and Visa Worldwide Japan, Co., Ltd., has built a next-generation payment platform for business operators, and commenced full operations in October 2019. It provides a one-stop solution combining payment systems of real and online stores, and also integrates the payment center that processes the payment data and the network that delivers the processed payment data to each business operator.

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

Furthermore, SMM Auto Finance, Inc. (“SMMAF”), which became a subsidiary of SMBC in April 2008, is a provider of automobile sales financing services. However, in July 2019, SMBC sold its shares of SMMAF and as a result, SMMAF is no longer our subsidiary.

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

The Retail Business Unit operations are mainly conducted through a large and well developed branch network. We had a domestic network consisting of 447 SMBC branch offices, 25 SMBC Trust Bank branch offices, 141 SMBC Nikko Securities branch offices and 929 SMBC Consumer Finance staffed and unstaffed branch offices at March 31, 2020. Some SMBC branches provide financial consulting services for asset management and housing loans during extended hours, including weekday evenings, weekends and national holidays, for the convenience of individual customers.

The Retail Business Unit also operates an extensive network of ATMs in Japan. At March 31, 2020, SMBC offers its customers’ access to 56,176 ATMs, some of which are SMBC’s ATMs and the majority of which are ATMs made available through arrangements with other ATM providers such as convenience store chains. SMBC Consumer Finance offers its customers’ access to 1,908 automatic contract machines and ATMs at March 31, 2020.

This business unit also offers internet banking services for consumers. At March 31, 2020, SMBC’s internet banking services had approximately 17 million registered users. The users are able to transfer funds, perform balance inquiries, make time deposits and foreign currency deposits, and buy and sell investment trusts over the internet with smartphones and computers.

Moreover, in credit card business, there are approximately 50 million card holders of Sumitomo Mitsui Card and Cedyna at March 31, 2020.

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

International Business Unit

The International Business Unit supports the global businesses of a diverse range of clients, such as Japanese companies operating overseas, non-Japanese companies, financial institutions, and government agencies and public corporations of various countries. This business unit mainly consists of the international businesses of SMBC, SMBC Trust Bank, SMFL, SMBC Nikko Securities and their foreign subsidiaries. At March 31, 2020, we have global network of 137 overseas offices.

Banking Business

The International Business Unit provides a variety of tailored products and services to meet customer and market requirements, including loans, deposits, clearing services, trade finance, project finance, loan syndication, derivatives and global cash management services.

In January 2019, PT Bank Tabungan Pensiunan Nasional Tbk, previously an associate bank of SMBC in Indonesia, became our consolidated subsidiary upon the purchase of additional shares by SMBC. Subsequently, in February 2019, PT Bank Tabungan Pensiunan Nasional Tbk merged with PT Bank Sumitomo Mitsui Indonesia, a consolidated subsidiary of SMBC also in Indonesia, and the merged company changed its corporate name to PT Bank BTPN Tbk. This merger was made for the purpose of operating a full-fledged commercial banking business in Indonesia that serves both the wholesale and retail segments and further developing our franchise to offer broader financial services to our customers.

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

Global Markets Business Unit

The Global Markets Business Unit offers solutions through foreign exchange products, derivatives, bonds, stocks and other marketable financial products and also undertakes asset liability management operations, which help comprehensively control balance sheet liquidity risks and interest rate risks. This business unit consists of the Treasury Unit of SMBC and the global markets businesses of SMBC Nikko Securities.

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

On April 1, 2019, Sumitomo Mitsui Asset Management (“SMAM”), our subsidiary, merged with Daiwa SB Investments Ltd. (“DSBI”), previously our associate, to form SMDAM. Our equity interest in SMDAM resulting from the merger is 50.1%, and as such, SMDAM is our subsidiary. Through the merger, we aim to establish an asset management company that combines the strengths and expertise of SMAM and DSBI, and offers high quality investment management performance and services in order to properly address client needs.

Others

Our associate Kansai Mirai Financial Group, Inc. (“Kansai Mirai Financial Group”) engages in commercial banking business in Kansai area.

In March 2017, we announced our plan to integrate Kansai Urban Banking Corporation (“KUBC”), THE MINATO BANK, LTD. (“The Minato Bank”), previously our subsidiaries, and The Kinki Osaka Bank, Ltd. (“The Kinki Osaka Bank”), which is a regional financial institution based in Kansai area and a wholly owned subsidiary of Resona Holdings, Inc. (“Resona Holdings”), a financial holding company head quartered in Japan. As part of this business integration, KUBC and The Minato Bank ceased to be our subsidiaries and became our equity-method associates. In addition, in April 2018, the three banks became wholly owned subsidiaries of Kansai Mirai Financial Group, an intermediate holding company established by Resona Holdings, and Kansai Mirai Financial Group became our equity-method associate. On April 1, 2019, KUBC was merged into The Kinki Osaka Bank and the merged company changed its corporate name to Kansai Mirai Bank, Limited.

Management Policies

In May 2017, we announced our medium-term management plan, “SMFG Next Stage” (currently “SMBC Group Next Stage”), for the three years through March 2020. Under the medium-term management plan, we established the three core policies: “disciplined business management,” “focus on our strengths to generate growth” and “integration across the SMBC Group and globally to achieve sustainable growth” in order to achieve sustainable growth and reach the next stage of our journey towards our mid-long term vision of becoming “a global financial group that leads the growth of Japan and Asia by earning the highest trust of our customers.”

During the fiscal year ended on March 31, 2020, the last year of the medium-term management plan, we set the basic policy as “Realize a strong finish to the final year of the current medium-term management plan and undertake initiatives that will deliver sustainable growth, with a view to the next medium-term management plan” and carried out various initiatives based on the three core policies above to become the financial group of choice for our customers.

On May 15, 2020, we announced our new medium-term management plan for the three years through March 2023. In the medium-term management plan, we aim to pursue a major reform of our business model and explore new businesses to overcome the dynamic change of the business environment. Thereby, we aim at providing solutions for the problems and challenges of our customers and society and pursue sustainable growth in order to further enhance our corporate value.

Under the medium-term management plan, we have established the following three core policies: “Transformation” and “Growth” for business strategy and “Quality” for management base, in order to make an important step towards the realization of our new Vision of becoming “A trusted global solution provider committed to the growth of our customers and advancement of society.”

Transformation: Transform existing businesses

We aim to improve profitability and efficiency by engaging in business model transformation and structural cost reform among major business areas while ensuring strategic resource allocation.

Specifically, mainly in the domestic business, we aim to rebuild the business franchise and perform strategic reallocation of resources corresponding to the market potential and pursue the improvement of both our service quality and business productivity through branch reorganization, digitalization, and streamlining of our business administration. Furthermore, in business areas where there is growth potential, we aim to enhance our capability of providing high-quality solutions to our customers and strengthen competitiveness of our products and services by restructuring the business model and organizational structure to maximally leverage our group capability.

Growth: Seek new growth opportunities

We aim to explore new growth opportunities including non-financial business fields and generate new added value by making investments for the future to increase our profit base.

Specifically, we aim to (a) strengthen asset-light businesses such as asset management and payment/transaction in response to the structural change in the financial market, (b) expand our business franchise in Asia where medium- to long term growth is expected, and (c) develop new businesses that provide solutions utilizing data and digital technology to expand our business base for future growth. To pursue such strategy, in addition to organic growth, we aim to actively seek inorganic growth opportunities by leveraging our sufficient capital level.

Under our business strategy of “Transformation” and “Growth”, we have identified “Seven Key Strategies” as shown below:

•	Pursue sustainable growth of wealth management business;

•	Improve productivity and strengthen solutions in the domestic wholesale business;

•	Enhance overseas corporate and investment banking business to improve asset/capital efficiency;

•	Hold the number one position in payment business;

•	Enhance asset-light business on a global basis;

•	Expand franchise in Asia and strengthen digital banking; and

•	Develop digital solutions for corporate clients.

Quality: Elevate quality in all aspects

We aim to make a consistent effort to enhance our management system and corporate infrastructure as a global financial institution to fulfill the expectations of our stakeholders.

Specifically, as a basic management policy, we continue to ensure our customer-oriented approach and at the same time, we aim to take further actions such as promoting green finance and financial education programs to contribute to a sustainable society. In addition, we aim to continue to sophisticate human resource management and development to have employees perform at their full potential, and we aim to develop flexible and robust IT infrastructure in order to create new added value through digitalization and strengthen the capability of cyber security. Furthermore, in order to enforce sound risk-taking, we strive to sophisticate the risk appetite framework and practice business management in an effective and scientific manner and aim to further enhance our governance system in overseas businesses, including risk management and compliance areas as a foundation of sustainable growth of our global business.

Revenues by Region

The following table sets forth the percentage of our total operating income under IFRS for the fiscal years ended March 31, 2020, 2019, and 2018, based on the total operating income of our offices in the indicated regions. For each of the periods presented, we earned more than half of our total operating income in Japan, where we compete with other major Japanese banking groups and financial service providers. We earned the remainder in the Americas, Europe and Middle East, and Asia and Oceania, where we mainly compete with global financial institutions.

	For the fiscal year ended March 31,
	2020	2019	2018
Region:
Japan	66%	66%	70%
Foreign:
Americas	10%	10%	9%
Europe and Middle East	7%	12%	13%
Asia and Oceania (excluding Japan)	17%	12%	8%

Total	100%	100%	100%

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

The Banking Act authorizes the FSA to inspect banks and bank holding companies in Japan at any time and with any frequency. The FSA monitors the financial soundness of banks and the status and performance of their control systems and reviews their compliance with laws and regulations. The FSA had issued guidelines on its inspection of financial institutions called the Financial Inspection Manual. The Financial Inspection Manual itself does not have the force of law, but the FSA’s inspections of banks have been based on the Financial Inspection Manual, which emphasized the need for bank self-assessment rather than assessment based on the advice of the government authority and risk management by each bank instead of a mere assessment of its assets. In December, 2017, the FSA published a report on its supervisory approaches and transformation, which was revised in June, 2018. Based on the report, the FSA introduced its new supervisory approaches, which include expanding the scope of its supervisory approaches from a backward-looking, element-by-element compliance check to substantive, forward-looking and holistic analysis and judgment, leading to the FSA’s repeal of the Financial Inspection Manual on December 18, 2019. Following an inspection, the FSA may exercise its authority over a bank under the Banking Act to suspend or terminate its banking business.

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

These capital reforms were phased in from January 2013 to January 2019. The minimum common equity requirement, the minimum Tier 1 capital requirement and the total minimum capital requirement have been 4.5%, 6% and 8% respectively since January 2015. Moreover, banks have been required to hold a capital conservation buffer of 2.5% to withstand future periods of stress since January 2019. As a result, taking the capital conservation buffer into account, the minimum common equity requirement, the minimum Tier 1 capital requirement and the total minimum capital requirement have been 7%, 8.5% and 10.5% respectively since January 2019. In addition, a countercyclical buffer within a range of 0% to 2.5% of Common Equity Tier 1 capital has been implemented according to national circumstances. In December 2010, the BCBS published the new Basel III rules text. To reflect changes made by the BCBS, the FSA changed its capital adequacy guidelines. The FSA’s changes have mostly been applied from March 31, 2013, which generally reflect the main measures of the minimum capital requirements of the BCBS that started to be phased in on January 1, 2013 and have been fully applied from March 2019. The FSA’s changes which reflect capital buffer requirements under Basel III and the G-SIB capital surcharge described below have been applied from March 2016.

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

On March 27, 2020, the GHOS endorsed a set of measures to provide additional operational capacity for banks and supervisors to respond to the immediate financial stability priorities resulting from the impact of COVID-19 on the global banking system. According to the measures, the implementation timeline of the outstanding Basel III standards has been deferred by one year.The revised framework, other than revisions to the capital floor, will take effect from January 1, 2023. The revisions to the capital floor will be phased in from January 1, 2023, with an initial capital floor of 50%, and will reach 72.5% by January 1, 2028. On March 30, 2020, in light of the above changes, the FSA announced its plan to defer the implementation of Basel III standards in Japan by one year, to March 31, 2023.

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

In January 2016, the GHOS agreed that the leverage ratio should be based on a Tier 1 definition of capital and should comprise a minimum level of 3%. In December 2017, the definition and requirements of the leverage ratio were revised as part of the revised Basel III reforms. Under the revised Basel III reforms, in addition to meeting the minimum leverage ratio, G-SIBs are required to meet a leverage ratio buffer, which will take the form of a Tier 1 capital buffer set at 50% of the applicable G-SIB capital surcharge. Various refinements were also made to the definition of the leverage ratio exposure measure. The leverage ratio requirements under the definition based on the framework issued by the BCBS in January 2014 were implemented as a Pillar 1 measurement from January 2018, and those under the revised definition and the leverage ratio buffer requirement for G-SIBs will be implemented as a Pillar 1 measurement from January 1, 2023.

In March 2019, the FSA published its guidelines for the leverage ratio applicable to banks and bank holding companies with international operations, which have been applied from March 31, 2019. Under the FSA’s guidelines for the leverage ratio, banks and bank holding companies with international operations must maintain a leverage ratio of at least 3% on both a consolidated basis and a nonconsolidated basis from March 31, 2019.

Liquidity Requirement

In October 2014, the FSA published its guidelines for liquidity coverage ratio (“LCR”) applicable to banks and bank holding companies with international operations that have been applied from March 31, 2015. These guidelines are based on the full text of the LCR standard issued by the BCBS in January 2013. LCR is intended to promote resilience to potential liquidity disruptions over a thirty-day horizon and help ensure that global banks have sufficient, unencumbered, high-quality liquid assets to offset the net cash outflows they could encounter under an acute short-term stress scenario. Under the FSA’s LCR guidelines, banks and bank holding companies with international operations must maintain LCR of at least 100% on both a consolidated basis and a nonconsolidated basis. The minimum LCR requirements have been 100% since March 31, 2019.

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

From April 2018 to March 2019, the DIC received annual insurance premiums from member deposit-taking institutions amounting to 0.046% of deposits primarily for payment and settlement purposes and 0.033% of deposits for other deposits, and from April 2019 to March 2020, they amounted to 0.045% and 0.032%, respectively. Furthermore, from April 2020, they amounted to 0.045% and 0.031% respectively.

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

Single Customer Credit Limit

The Banking Act restricts the aggregate amount of credit and loans that may be extended to any single customer in order to avoid the excessive concentration of credit risks and promote the fair and extensive use of bank credit. To tighten the restrictions under Japanese law to meet international standards, the amendment to the Banking Act and the related cabinet order were promulgated on October 30, 2019, and this amendment became effective on April 1, 2020. As a result of the amendment, the credit limit of bank holding companies, banks or bank groups for any single customer, is 25% of the Tier 1 capital of the bank holding company, bank or bank group, with certain adjustments.

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

On June 12, 2020, certain amendments to the Act on Sales, Etc. of Financial Products were promulgated, and will become effective within one and a half years from the date of promulgation. Per these amendments, the name of the law will be changed to “the Act on Provision of Financial Services.” The amendments introduce a registration scheme for “financial services intermediary businesses.” Through a single registration as a financial services intermediary business, registrants will be able to provide intermediary services for each of banking, securities and insurance. The amendments to the law will not require any provider of financial services intermediary business to belong to a specific financial institution, but will impose certain regulations to protect customers, including limitations on the type of services that they may provide and prohibitions on the acceptance of assets of customers and lodging a security deposit.

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

Base Erosion and Profit Shifting (BEPS)

In July 2013, the Organization for Economic Co-operation and Development (“OECD”) published the Action Plan on Base Erosion and Profit Shifting (“BEPS”) in order to prevent exploiting of gaps and mismatches in tax rules and artificial shifting of profits to low or no-tax locations. In October 2015, the OECD published the final package of measures for a comprehensive, coherent and coordinated reform of the international tax rules for 15 key areas. These measures will apply once they are implemented either in domestic laws or in the network of bilateral tax treaties. Some of the deliverables published by the OECD have been partially reflected to Japanese tax regulations by the tax reforms adopted from 2015 through 2020 and to certain several bilateral tax treaties to which Japan is a party through the implementation of the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting in Japan.

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

Regulations in the United States

As a result of its operations in the United States, the Company and SMBC are subject to extensive federal and state banking and securities supervision and regulation. SMBC engages in U.S. banking activities directly through its branches in Los Angeles, San Francisco and New York and through its representative offices in Houston, Dallas, Silicon Valley and Chicago. SMBC also controls a U.S. banking subsidiary, Manufacturers Bank, and a U.S. broker-dealer subsidiary, SMBC Nikko Securities America, Inc. Through a reorganization of our existing U.S. operations, the Company and SMBC established a new U.S. bank holding company, SMBC Americas Holdings, Inc. (“SMBCAH”), a wholly-owned direct subsidiary of SMBC at January 1, 2019. SMBCAH is currently the holding company for Manufacturers Bank, SMBC Nikko Securities America, Inc. and certain other U.S. subsidiaries. The establishment of SMBCAH enhanced the Company and SMBC’s U.S. corporate governance capabilities by centralizing the supervision and management of its U.S. operations and bring together its primary U.S.-based banking, securities, capital markets and other subsidiaries under the new holding company.

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

The Company, SMBC and SMBCAH are bank holding companies by virtue of their ownership of Manufacturers Bank, and as such are subject to the U.S. Bank Holding Company Act of 1956, as amended (“Bank Holding Company Act”), and are subject to regulation, supervision and examination by the Federal Reserve Board as their U.S. “umbrella supervisor.” The Company, SMBC and SMBCAH are required to serve as sources of financial strength to Manufacturers Bank.

Restrictions on Business Activities

The Bank Holding Company Act imposes restrictions on the Company and SMBC’s U.S. non-banking operations. Bank holding companies that elect to be treated as financial holding companies, such as the Company, SMBC and SMBCAH are, however, permitted to engage in a broader range of activities in the United States. Unless otherwise limited by the Federal Reserve Board, financial holding companies generally can engage, directly or indirectly in the U.S. and abroad, in financial activities, either de novo or by acquisition, by providing after-the-fact notice to the Federal Reserve Board. These financial activities include underwriting, dealing and making markets in securities, insurance underwriting and brokerage and making merchant banking investments in non-financial companies for a limited period of time, as long as the financial holding company does not directly or indirectly manage the non-financial companies’ day-to-day activities, and the financial holding company’s banking subsidiaries engage only in permitted cross-marketing with the non-financial companies.

The Company and SMBC elected to be treated as financial holding companies in May 2013, and SMBCAH elected to be treated as a financial holding company upon becoming a U.S. bank holding company in January 2019. The Company, SMBC, SMBCAH and Manufacturers Bank, as our U.S. insured depository institution subsidiary, are required to be “well capitalized” and “well managed,” including maintenance of examination ratings that are at least satisfactory, in order for the Company, SMBC, and SMBCAH to continue to be treated as financial holding companies. In April 2019, SMBC and its New York branch entered into a written agreement with the Federal Reserve Bank of New York requiring SMBC and its New York branch to address certain deficiencies relating to the New York branch’s anti-money laundering and economic sanctions compliance program. SMBC and its New York branch are required, among other things, to implement corrective measures and submit periodic progress reports to the Federal Reserve Bank of New York. In addition, as a result of the deficiencies identified in the written agreement, we no longer meet the requirements to be treated as a financial holding company, and, pending completion of a remediation plan designed to meet these requirements, we are currently subject to restrictions in our ability to engage in certain new categories of financial activities in the United States and to make acquisitions of companies engaged in activities in the United States. Divestiture or termination of certain business activities in the U.S. may also be required as a consequence of failure to correct the conditions giving rise to such restrictions within the prescribed period of time.

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

There are various qualitative and quantitative restrictions on the extent to which the Company and its subsidiaries can borrow or otherwise obtain credit from Manufacturers Bank or engage in certain other transactions involving that subsidiary. In general, these transactions must be on terms that would ordinarily be offered by Manufacturers Bank to unaffiliated entities, and credit transactions must be secured by designated amounts of specified collateral. In addition, certain transactions, such as certain purchases by Manufacturers Bank from SMBC or its non-bank subsidiaries, are subject to volume limitations. Credit exposure arising from derivative transactions, securities borrowing and lending transactions, and repurchase/reverse repurchase agreements is subject to these collateral and volume transactions limitations.

U.S. Financial Regulatory Reform

Both the scope of the U.S. laws and regulations and the intensity of supervision have increased in recent years, in response to the financial crisis as well as other factors such as technological and market changes. Regulatory enforcement and fines have also increased across the banking and financial services sector. Many of these changes have occurred as a result of the Dodd-Frank Act and its implementing regulations and have resulted in additional costs and impose certain limitations on our and SMBC’s business activities. More recently, President Trump issued an executive order in 2017 that sets forth principles for financial regulatory and legislative reform of the federal financial regulatory framework, and there have been several statutory and regulatory initiatives aimed at providing relief for the financial services industry. In May 2018, President Trump signed into law the Economic Growth, Regulatory Relief, and Consumer Protection Act (“EGRRCPA”), which is the first significant legislative reform of the Dodd Frank Act. Among other things and as discussed below, EGRRCPA revised the thresholds for total consolidated assets at which certain enhanced prudential standards apply to bank holding companies and foreign banking organizations.

We are subject to the Volcker Rule, which restricts the ability of banking entities, such as us and SMBC, to engage as principal in proprietary trading activities, or sponsor, invest in, or retain investments in certain private equity, hedge or similar funds, but a number of exclusions and exemptions limit the Volcker Rule’s extraterritorial reach. In the second half of 2019, rules were adopted amending certain aspects of the Volcker Rule, including the Volcker Rule definition of proprietary trading and certain compliance program requirements. In January 2020, additional amendments were proposed to the covered funds portion of the Volcker Rule and a final rule implementing the proposal was adopted in June 2020.

Under the Dodd-Frank Act, the Federal Reserve Board has imposed greater capital, leverage and liquidity requirements and other heightened prudential standards for bank holding companies and foreign banking organizations that exceed certain thresholds. In imposing heightened prudential standards on foreign banking organizations such as us and SMBC, the Federal Reserve Board is directed to take into account the principle of national treatment and equality of competitive opportunity, and the extent to which the non-U.S. bank holding company is subject to comparable home country standards.

In 2014, the Federal Reserve Board adopted rules that apply enhanced prudential standards to the large foreign banking organizations (“EPS Rules”), including us. The EPS Rules require certain foreign banking organizations, such as us, to certify that they are subject to home country capital standards that are broadly consistent with the Basel capital framework, including Basel III; conduct home country capital stress tests that are comparable to U.S. standards; comply with a certain liquidity requirements, including, among other things, a U.S. liquidity buffer requirement for its U.S. branches and agencies based on the results of internal liquidity stress testing; and establish a U.S. risk committee that periodically reviews the risk management policies and oversees the risk management framework of its U.S. operations. The EPS Rules also require foreign banking organizations with combined U.S. assets (excluding assets held by its U.S. branches and agencies) of $50 billion or more to establish a separately capitalized top-tier U.S. intermediate holding company. We are not subject to this requirement because we do not meet this threshold, but we have established SMBCAH in consideration of this requirement. The Federal Reserve Board finalized amendments to the EPS Rules in October 2019 implementing EGRRCPA’s revisions to the thresholds for total consolidated assets at which the enhanced prudential standards apply (“Tailoring Amendments”), but the Tailoring Amendments did not significantly change the requirements under the EPS Rules that are applicable to us.

In June 2018, as part of the implementation of the EPS Rules, the Federal Reserve Board published a rule, which was subsequently amended by the Tailoring Amendments, implementing single counterparty credit limits (“SCCL”) applicable to the U.S. operations of certain foreign banking organizations, such as us. The SCCL rule in general imposes limitations on net credit exposures to individual counterparties (aggregated based on affiliation) as a percentage of Tier 1 capital. We may comply with the SCCL rule by certifying to the Federal Reserve Board that we comply with a home country regime (“Home Country SCCL”) on a consolidated basis that is consistent with the Large Exposures Framework published by the Basel Committee going forward. New Japanese Home Country SCCL, which was implemented from April 1, 2020, is intended to be consistent with the Large Exposures Framework, and we intend to comply with the Federal Reserve Board’s SCCL rule through substituted compliance. Although a proposed rule has been released, a final rule for an early remediation framework applicable to foreign banking organizations has yet to be promulgated.

The Dodd-Frank Act removed a longstanding prohibition on the payment of interest on demand deposits that was applicable to banking entities such as Manufacturers Bank and SMBC’s three branches in the United States. In addition, Manufacturers Bank and SMBC’s three branches in the United States are subject to federal lending limits that take into account credit exposure arising from derivative transactions and securities lending, securities borrowing, and repurchase agreements and reverse repurchase agreements with counterparties as well as state lending limits.

The Dodd-Frank Act also provides for an extensive framework for the regulation of OTC derivatives, including mandatory clearing, exchange trading and transaction reporting of certain OTC derivatives. In addition, certain entities are required to register with the CFTC as “swap dealers” or “major swap participants” or with the SEC as “security-based swap dealers” or “major security-based swap participants.” Our subsidiary, SMBC Capital Markets, Inc., is provisionally registered as a swap dealer. There are various mandatory clearing, trade execution and reporting requirements for swaps. We do not currently expect to register any entity with the SEC as a security-based swap dealer or major security-based swap participant.

Furthermore, the Dodd-Frank Act requires the SEC to establish rules requiring issuers with listed securities, which may include non-U.S. private issuers such as us, to establish a “clawback” policy to recoup previously awarded compensation in the event of an accounting restatement. The Dodd-Frank Act also expands the extraterritorial jurisdiction of U.S. courts over actions brought by the SEC or the United States with respect to violations of the antifraud provisions in the Securities Act of 1933, the Securities Exchange Act of 1934 and the Investment Advisers Act of 1940.

Laws Prohibiting Money Laundering and Terrorist Financing

The Bank Secrecy Act/USA PATRIOT Act of 2001

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

In August 2018, President Trump issued Executive Order 13846, which reinstated provisions of certain Executive Orders that had been revoked in January 2016 to implement the JCPOA. Executive Order 13846 also added authorities to impose blocking or correspondent account sanctions on foreign financial institutions providing support or services to, or facilitating significant financial transactions on behalf of, certain sanctioned persons and expands the menu of available sanctions for certain significant transactions related to Iran involving petroleum, petroleum products and petrochemical products.

In November 2018, following certain wind-down periods, the United States fully re-imposed sanctions (both primary and secondary) that had been waived or lifted under the JCPOA. On the same day, OFAC added back to the SDN List a number of parties that had been removed on Implementation Day from the list. Persons engaged in targeted activities involving Iran face exposure to secondary sanctions or enforcement actions under U.S. law. It is SMBC’s policy not to conduct activities targeted by secondary sanctions.

As part of the reinstatement of full sanctions on Iran, the United States has resumed efforts to reduce Iran’s crude oil sales, backed by the potential threat of correspondent account sanctions targeting foreign financial institutions. In November 2018, the U.S. government announced that Japan was one of eight countries determined by the U.S. State Department to have significantly reduced purchases of crude oil from Iran and therefore granted a “significant reduction exception” authorizing, among other things, financial institutions based in those countries to engage in certain transactions related to the purchase of petroleum or petroleum products from Iran for a period of 180 days, without the risk of sanctions. In May 2019, the significant reduction exceptions granted to these eight countries, including Japan, expired without further extension.

In May 2019, President Trump issued Executive Order 13871, which authorizes the imposition of sanctions with respect to Iran’s iron, steel, aluminum and copper sectors (collectively, the “metals” sector). Executive Order 13871 substantially broadens the scope of sanctionable activity relating to Iran’s metals sector, including adding authority to impose blocking sanctions on persons determined to have knowingly engaged in certain significant transactions, and correspondent or payable-through account sanctions on foreign financial institutions determined to have conducted or facilitated certain significant financial transactions, involving Iran’s metals sector or metals and metal products from Iran.

On January 10, 2020, President Trump issued Executive Order 13902, which authorizes the imposition of blocking sanctions on persons operating in the construction, mining, manufacturing, or textiles sectors of the Iranian economy, as well as other sectors identified by the Secretary of the Treasury in the future, as well as on persons determined to have knowingly engaged in certain significant transactions involving the specified sectors. The order also authorizes the imposition of correspondent or payable-through account sanctions on foreign financial institutions determined to have conducted or facilitated certain significant financial transactions.

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

Disclosure Pursuant to Section 13(r) of the Securities Exchange Act of 1934

Section 13(r) of the Securities Exchange Act of 1934, as amended, requires an issuer to disclose whether it or any of its affiliates knowingly engaged in certain activities or transactions relating to Iran or with individuals or entities designated by the U.S. government under specified Executive Orders, even if those activities are not prohibited by U.S. law and are conducted outside the United States by non-U.S. affiliates. During the twelve months ended March 31, 2020, one affiliate of SMFG, SMBC, engaged in activities subject to disclosure under Section 13(r). SMBC conducted these activities consistent with its internal policies and procedures, the policies and procedures of SMFG, and applicable laws and regulations, and to the extent they are not sanctionable under U.S. secondary sanctions. SMBC has discontinued activities that have become impermissible or subject to secondary sanctions as a result of changes in applicable laws and regulations.

SMBC provided remittance and other settlement services in connection with customers’ trade transactions between Japan and Iran. These transactions principally involved the exportation of civilian commercial products including medical devices from Japan and were conducted with an Iranian bank owned by the Government of Iran. These transactions did not involve entities or other persons on the SDN List and did not involve the settlement of U.S. dollar-denominated payments cleared through U.S. banks. SMBC has informed SMFG that it intends to continue to engage in these types of transactions only to the extent permitted under applicable regulations and to the extent they are not sanctionable under U.S. secondary sanctions. For the twelve months ended March 31, 2020, the gross revenue related to these transactions was ¥1.1 million, representing less than 0.0001% of SMFG’s total interest and fee income. SMFG does not allocate direct costs to interest and fee income and therefore does not calculate net profits with respect to these transactions.

SMBC has issued performance bonds and advance payment bonds that supported various projects, including the construction of petroleum plants in Iran. Some of these bonds had counterparties that were entities controlled by the Government of Iran. Some of these bonds have matured, and SMBC has not renewed and will not renew them unless permitted under applicable regulations and to the extent they are not sanctionable under U.S. secondary sanctions, but SMBC continues to have obligations under the matured performance bonds until they are returned or cancelled by the beneficiaries. SMBC has also received fees from its customers on whose behalf it issued the performance bonds. For the twelve months ended March 31, 2020, the gross revenue relating to these transactions was ¥1.6 million, representing less than 0.0001% of SMFG’s total interest and fee income. As noted above, SMFG does not allocate direct costs to interest and fee income and therefore does not calculate net profits with respect to these transactions. SMBC has informed SMFG that it intends to continue to accept fee income from its customers for whose account the performance bonds were issued and to pay the relevant fees to the Iranian banks, to the extent authorized by the Ministry of Finance of Japan or otherwise permitted under applicable regulations, until the bonds are returned or cancelled. However, SMBC strongly urges the relevant customers to ask the beneficiaries to agree to return or cancel the matured performance bonds.

SMBC has frozen an account of an Iranian bank designated under Executive Order 13224 pursuant to Japanese foreign exchange laws, and has frozen the U.S. dollar accounts of all Iranian banks. SMBC still maintains Japanese yen accounts of government-owned Iranian banks, including an account for the Central Bank of Iran and certain transactions described in this disclosure were conducted through the use of one of such accounts. These transactions were conducted in accordance with Japanese law, and we do not believe that the transactions were sanctionable under U.S. sanctions that were in effect at the time the transactions occurred. SMBC has discontinued activities that have become impermissible or subject to secondary sanctions as a result of changes in applicable laws and regulations, including transactions involving the Central Bank of Iran whose account has been frozen. In April 2019, prior to the designation of the Central Bank of Iran under Executive Order 13224 and the freezing of its account, SMBC processed two fund transfers involving the account of the Central Bank of Iran, one of which also involved another Iranian government-owned bank. The transfers were conducted in accordance with Japanese law, and we do not believe that they were sanctionable under U.S. sanctions that were in effect at the time the transactions occurred. These transfers did not generate any revenue or profit for SMBC.

The gross revenue attributable to the accounts of government-owned Iranian banks for the twelve months ended March 31, 2020, was ¥3.4 million, representing less than 0.0001% of SMFG’s total interest and fee income. SMFG does not allocate direct costs to interest and fee income and therefore does not calculate net profits with respect to these transactions. SMBC has informed SMFG that it intends to continue to maintain the Iranian accounts described above only to the extent permitted under applicable laws and regulations and to the extent the activities are not targeted by secondary sanctions.

As of the date of this annual report, to our knowledge, there is no other activity for the twelve months ended March 31, 2020 that requires disclosure under Section 13(r) of the Securities Exchange Act of 1934.

4.C.     ORGANIZATIONAL STRUCTURE

The following chart presents our corporate structure summary at March 31, 2020.

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

Principal Subsidiaries

Our principal subsidiaries at March 31, 2020 are shown in the list below. We consolidate all entities that we control. We control an entity when we are exposed, or have rights, to variable returns from our involvement with the entity and have the ability to affect those returns through our power over the entity.

Principal domestic subsidiaries

Company Name	Proportion of Ownership Interest(1)	Proportion of Voting Rights(1)		Main Business
	(%)	(%)
Sumitomo Mitsui Banking Corporation	100.0	100.0		Commercial banking
SMBC Trust Bank Ltd.	100.0	100.0		Trust Banking
SMBC Guarantee Co., Ltd.	100.0	100.0		Credit guarantee
SMBC Nikko Securities Inc.	100.0	100.0		Securities
Sumitomo Mitsui Card Company, Limited	100.0	100.0		Credit card
Cedyna Financial Corporation	100.0	100.0		Credit card and consumer credit
SMBC Consumer Finance Co., Ltd.	100.0	100.0		Consumer lending
SMBC Mobit Co., Ltd.	100.0	100.0		Consumer lending
SMBC Finance Service Co., Ltd.	100.0	100.0		Collecting agent and factoring
The Japan Research Institute, Limited	100.0	100.0		System development, data processing, management consulting and economic research
Sumitomo Mitsui DS Asset Management Company, Limited	50.1	50.1		Investment advisory and investment trust management
NCore Co., Ltd.	51.0	51.0		Data processing service and consulting
SMBC Venture Capital Co., Ltd.	40.0	40.0	(2)	Venture capital
SMBC Consulting Co., Ltd.	98.3	98.3		Management consulting and information services
Japan Pension Navigator Co., Ltd.	69.7	69.7		Operational management of defined contribution pension plans

(1)	Percentages of proportion of ownership interest and proportion of voting rights have been truncated.
(2)

This company is accounted for as a subsidiary, despite our holdings of less than 50% of the voting rights, because we are able to govern the financial and operating policies of this company under a statute or an agreement.

Principal foreign subsidiaries

Company Name	Country of Incorporation	Proportion of Ownership Interest(1)	Proportion of Voting Rights(1)	Main Business
		(%)	(%)
Sumitomo Mitsui Banking Corporation Europe Limited	U.K.	100.0	100.0	Commercial banking
Sumitomo Mitsui Banking Corporation (China) Limited	China	100.0	100.0	Commercial banking
PT Bank BTPN Tbk(2)	Indonesia	98.4	93.5	Commercial banking
SMBC Americas Holdings, Inc.	U.S.A.	100.0	100.0	Bank holding company
Manufacturers Bank	U.S.A.	100.0	100.0	Commercial banking
Banco Sumitomo Mitsui Brasileiro S.A.	Brazil	100.0	100.0	Commercial banking
JSC Sumitomo Mitsui Rus Bank	Russia	100.0	100.0	Commercial banking
SMBC Bank EU AG	Germany	100.0	100.0	Commercial banking
Sumitomo Mitsui Banking Corporation Malaysia Berhad	Malaysia	100.0	100.0	Commercial banking
SMBC Leasing and Finance, Inc.	U.S.A.	100.0	100.0	Leasing
SMBC Nikko Securities America, Inc.	U.S.A.	100.0	100.0	Securities
SMBC Nikko Capital Markets Limited	U.K.	100.0	100.0	Securities
SMBC Capital Markets, Inc.	U.S.A.	100.0	100.0	Derivatives
TT International Asset Management Ltd	U.K.	100.0	100.0	Investment advisory and investment trust management

(1)	Percentages of proportion of ownership interest and proportion of voting rights have been truncated.
(2)

During the fiscal year ended March 31, 2020, we disposed of 4.9% equity interest in PT Bank BTPN Tbk to a third party investor. The disposal was undertaken to ensure that PT Bank BTPN Tbk is compliant with the free float requirement under the Indonesia Stock Exchange’s Rule. We had also entered into a commercial arrangement where the economic exposure resulting from the disposal is being retained. Therefore the disposal has not resulted in a decrease in our ownership interests.

4.D.    PROPERTY, PLANT AND EQUIPMENT

We own or lease the land and buildings in which we conduct our business. Most of the property that we operate in Japan is owned by us to be used by our branches. In contrast, our international operations are conducted out of leased premises. Our head office building in Marunouchi is leased from a third party. Our largest property is SMBC’s East Tower in Marunouchi, with a net carrying value of ¥168 billion, including the land and building, at March 31, 2020.

The following table shows the net carrying amount of our tangible fixed assets at March 31, 2020.

At March 31, 2020
(In millions)
Assets for rent	¥466,460
Land	462,486
Buildings	334,928
Right of use assets	376,758
Others	123,979

Total	¥1,764,611

For more information, see Note 12 “Property, Plant and Equipment” to our consolidated financial statements included elsewhere in this annual report.

The total area of land related to our material office and other properties at March 31, 2020 was approximately 652,000 square meters for owned land and approximately 14,000 square meters for leased land.

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

For the first half of the fiscal year ended March 31, 2020, the Japanese economy continued to recover gradually, primarily due to the recovery of private consumption reflecting the good employment and improvement trend in the income situations, although exports of goods and services, and industrial production were weak reflecting the slowdown of certain foreign economies, notably China. However, for the second half of the fiscal year ended March 31, 2020, the Japanese economy turned worse, reflecting the impact of natural disasters such as typhoons, the consumption tax increase in October 2019, and the spread of COVID-19 near the end of the fiscal year.

Japanese gross domestic product (“GDP”) was flat for the fiscal year ended March 31, 2020, compared with an increase of 0.3% in the previous fiscal year, based on data published in June 2020 by the Cabinet Office of the Government of Japan. Japan’s core consumer price index (“CPI”), which includes oil products but excludes fresh food prices, increased by 0.6% for the same period, compared with an increase of 0.8% in the previous fiscal year, based on data published in April 2020 by the Statistics Bureau in the Ministry of Internal Affairs and Communications of Japan.

The following table presents quarter-on-quarter growth rates of Japanese GDP during the fiscal year ended March 31, 2019 and 2020.

	For the fiscal year ended March 31,
	2019				2020
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
Japanese GDP	0.4%	(0.8%)	0.6%	0.6%	0.5%	0.0%	(1.9%)	(0.6%)

Japanese GDP increased for the period from April to June 2019, primarily because private consumption increased, supported by the good employment situation, and the steady improvement trend in the income situation. However, the quarter-on-quarter growth rate of Japanese GDP was negative for the period from October to December 2019, primarily due to a decrease in private consumption caused by the consumption tax increase and natural disasters such as typhoons. Furthermore, for the period from January to March 2020, the quarter-on-quarter growth rate of Japanese GDP was also negative, primarily due to decreases in private consumption resulting from the voluntary restraint on social and business activities and exports of goods and services caused by a decline in demand from inbound tourists, affected by the spread of COVID-19.

The employment situation continued to improve until the spread of COVID-19, and it weakened toward the end of the fiscal year. The active job openings-to-applicants ratio remained at a high level until being affected by COVID-19, and it declined toward the end of the fiscal year. The unemployment rate remained low, and it was 2.5% in March 2020, the same as in March 2019, based on data published in April 2020 by the Statistics Bureau in the Ministry of Internal Affairs and Communications of Japan. Compensation of employees increased by 1.0% for the fiscal year ended March 31, 2020. This was the fifth consecutive year that the compensation of employees increased.

Further, according to Teikoku Databank, a research institution in Japan, there were approximately 8,500 corporate bankruptcies in Japan during the fiscal year ended March 31, 2020, an increase of 5.3% from the previous fiscal year, involving approximately ¥1.2 trillion in total liabilities, a decrease of 21.6% from the previous fiscal year.

Interest rates in Japanese financial and capital markets are affected by the monetary policy measures of the Bank of Japan (“BOJ”). In February 2016, in addition to the existing provision of ample funds, the BOJ introduced “quantitative and qualitative monetary easing with a negative interest rate.” Thereafter, the BOJ announced the introduction of a new policy framework, “quantitative and qualitative monetary easing with yield curve control” in September 2016. Under this policy framework, the BOJ would keep short-term interest rates down by maintaining its policy of applying a negative interest rate of minus 0.1% to certain excess reserves of financial institutions held at the BOJ. Moreover, the BOJ indicated it would purchase Japanese government bonds so that the yield of the 10-year Japanese government bonds would be close to around 0% to control long-term interest rates. In July 2018, the BOJ decided to introduce forward guidance for policy rates with a view to persistently continuing with powerful monetary easing. Further, on October 31, 2019, the BOJ amended its forward guidance to indicate that it expects short- and long-term interest rates to remain at or below their present levels so long as the BOJ believes it is necessary to pay close attention to the possibility of a loss in momentum toward achieving its 2% price stability target. Thereafter, on March 16, 2020, the BOJ announced “enhancement of monetary easing in light of the impact of the outbreak of COVID-19.” The BOJ stated in this announcement that it decided to enhance monetary easing with a view to doing its utmost to ensure smooth corporate financing and maintaining stability in financial markets, thereby preventing firms’ and households’ sentiment from deteriorating. Under such circumstances, the uncollateralized overnight call rate, which is the benchmark short-term interest rate, remained negative for the fiscal year ended March 31, 2020. The yield on newly issued Japanese government bonds with a maturity of 10 years, which is the benchmark long-term interest rate, declined to around minus 0.3% in August 2019, but temporarily increased to the 0.1% level in March 2020 primarily due to an increasing demand for funds caused by the spread of COVID-19. Thereafter, on April 27, 2020 and May 22, 2020, the BOJ decided to further enhance monetary easing taking into account the negative impact of the COVID-19 pandemic on Japanese economic conditions.

The yen appreciated against the U.S. dollar from ¥110.75 at March 29, 2019 to ¥108.42 at March 31, 2020, according to the statistical data published by the BOJ.

The Nikkei Stock Average, which is a price-weighted average of 225 stocks listed on the Tokyo Stock Exchange First Section, rose from ¥21,205.81 at March 29, 2019 to the ¥24,000 level in January 2020. However, it dropped to ¥16,552.83 at March 19, 2020, reflecting the concerns about the potential deterioration of economies and corporate performance caused by the spread of COVID-19. Thereafter, it recovered to ¥18,917.01 at March 31, 2020.

According to a report published by the Ministry of Land, Infrastructure, Transport and Tourism of Japan, the average residential land price and the average commercial land price in Japan increased by 0.6% and 2.8%, respectively, in calendar year 2019.

The global economy, as a whole, continued to recover gradually, although European and certain Asian economies were weak for the first half of the fiscal year ended March 31, 2020. However, toward the end of the fiscal year, the global economy slowed sharply primarily due to the restraint on economic activity caused by COVID-19.

The U.S. economy gradually expanded for the first half of the fiscal year ended March 31, 2020, supported by robust private consumption reflecting the strong employment and income situation, although manufacturing was weak. For the second half of the fiscal year, it continued to expand gradually, but it fell sharply toward the end of the fiscal year primarily due to a decrease in private consumption affected by stay-at-home orders in March 2020 in response to the spread of COVID-19. Economic growth in Europe, notably Germany, slowed down for the first half of the fiscal year ended March 31, 2020. It continued to slow down for the second half of the fiscal year, and the impact of COVID-19 further worsened the European economy toward the end of the fiscal year. The Chinese economy continued to slow down gradually for the first half of the fiscal year ended March 31, 2020. Supported by policies such as subsidies and tax cuts, for the second half of the fiscal year it showed some signs of bottoming out, but it continued to deteriorate due to the impact of COVID-19, followed by a pick-up toward the end of the fiscal year. The growth momentum in other Asian economies gradually headed toward recovery for the first half of the fiscal year. Then, Asian economies other than China slowed down as a whole, and toward the end of the fiscal year the economic slowdown accelerated, affected by COVID-19.

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

SMBC Group’s response to COVID-19

Since December 2019, COVID-19 has spread rapidly throughout the world. The COVID-19 pandemic has impacted many countries resulting in the implementation of numerous measures to prevent the spread of COVID-19, such as restrictions on movement, including travel bans, quarantines, and shelter-in-place orders as well as non-binding “voluntary restraint” measures urging residents to stay at home, and closures of schools, businesses, factories and other public and private facilities. These measures have significantly affected people’s lives and business activities, and have contributed to declines in consumer spending and stagnant business operations. Coupled with these measures, the COVID-19 pandemic has had a severe impact on both Japanese and global economic conditions including the rapid deterioration of corporate performance and significant disruption and volatility in financial and commodity markets. In Japan, a state of emergency was declared in April 2020 in response to the COVID-19 pandemic, and economic activity shrank as a result of requests for voluntary restraint on movement and business closure requests to commercial facilities in all prefectures. Under these circumstances, the Japanese government approved “Emergency Economic Measures in Response to COVID-19” to protect the lives and lifestyles of the public and move toward economic recovery, with a view to maintaining employment, continuing business and supporting people’s lives. The state of emergency in Japan was lifted in all prefectures in May 2020, and many other countries also have started to resume economic activities. However, it is difficult to predict the evolution of COVID-19 and its impact on the global economy including the effect of various measures made by each government. Therefore, the extent of the continuing impact on our operational and financial performance remains uncertain.

Considering the significant impact on people’s lives and the economy caused by COVID-19, we strive to ensure the health and safety of our customers and employees. Furthermore, the SMBC Group supports our customers through financial services and is committed to contributing to local communities and society including support of the medical industry.

Support for Customers through Financial Services

For our clients, the SMBC Group, as a financial institution which is a part of the social infrastructure, fulfills our responsibility by continuing to provide services such as financing and settlement. We have kept all SMBC branches open and ATMs remain accessible in Japan, and are also working to upgrade our online services so that our customers can complete various transactions without coming to our branches. For individual customers in Japan, in order to respond to urgent financial needs, we have established special loans and introduced flexible credit examination procedures. On the other hand, for corporate customers, we have established special funds to extend credit, and offer flexible responses to requests for new loans and changes in loan terms and conditions, by waiving fees on certain loan services for small-sized companies that offer unsecured and unguaranteed financing, and providing flexibility by reviewing credit processes. In addition to the above, we are planning to launch a new investment fund to support medical-related venture companies in Japan in order to contribute to solving social issues that have become apparent due to the spread of COVID-19.

Prevention of the Spread of Infection and Initiatives for Continuous Business Operation

For employees, in addition to maintaining employment and salary, we promote teleworking capabilities and conduct operations by separating staff into two or more teams on alternating shifts. By thoroughly implementing infection prevention and control measures in branches and offices, we are continuing our operations while preventing infection among employees. We are also giving consideration to the health and mental of our employees by establishing a consultation counter to support employees who have health and mental concerns.

Contributing to Local Communities and Society

In order to contribute to the soundness of the local community and society, we are providing donations to support medical institutions, education and welfare, and cultural & artistic activities. One example that has already been implemented is a donation to the “Center for iPS Cell Research and Application, Kyoto University (CiRA)” to support research activities including the development of drugs to treat new viruses. In addition, SMBC is carrying out a campaign called “SMBC at HOME” through which SMBC aims to make donations to battle COVID-19 in response to the number of individual and corporate customers using certain of SMBC’s internet banking services.

Factors Affecting Results of Operation

Income (Loss)

We have three principal sources of operating income: net interest income, net fee and commission income, and net income from trading/financial assets at fair value through profit or loss/investment securities.

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

The BOJ announced in October 2014 the expansion of its “quantitative and qualitative monetary easing” introduced in April 2013, and in December 2015 the introduction of “supplementary measures for quantitative and qualitative monetary easing,” in order to achieve the price stability target of 2% in terms of the year-on-year rate of increase in the CPI. In January 2016, the BOJ announced the introduction of “quantitative and qualitative monetary easing with a negative interest rate” (“negative interest rate policy”), and began to implement a negative interest rate policy in February 2016. Under the negative interest rate policy, the BOJ has adopted a multi-tier system where the outstanding balance of each financial institution’s current account at the BOJ is divided into three tiers, to each of which a positive interest rate, a zero interest rate and a negative interest rate of minus 0.1 percent are applied, respectively. After these policy interest rate changes, SMBC lowered its ordinary deposit rate by 0.019 percentage points from 0.02% to 0.001% in February 2016. Thereafter, in September 2016, the BOJ announced the introduction of “quantitative and qualitative monetary easing with yield curve control.” Under this policy framework, the BOJ would keep short-term interest rates down by maintaining its policy of applying a negative interest rate of minus 0.1% to certain excess reserves of financial institutions held at the BOJ. Moreover, the BOJ indicated it would purchase Japanese government bonds so that the yield of the 10-year Japanese government bonds would be close to around 0% to control long-term interest rates. In July 2018, the BOJ decided to introduce forward guidance for policy rates with a view to persistently continuing with powerful monetary easing. Further, on October 31, 2019, the BOJ amended its forward guidance to indicate that it expects short- and long-term interest rates to remain at or below their present levels so long as the BOJ believes it is necessary to pay close attention to the possibility of a loss in momentum toward achieving its 2% price stability target. Thereafter, on March 16, 2020, April 27, 2020 and May 22, 2020, taking into account the negative impact of the COVID-19 pandemic on Japanese economic conditions, the BOJ decided to further enhance monetary easing, with a view to doing its utmost to ensure smooth corporate financing and maintaining stability in financial markets.

The following table sets forth SMBC’s short-term prime rate, three-month TIBOR, ordinary deposit rate, long-term prime rate and ten-year swap rate, at the dates indicated:

	At March 31,
	2020	2019	2018
Short-term prime rate	1.475%	1.475%	1.475%
Three-month TIBOR	0.069	0.069	0.069
Ordinary deposit rate	0.001	0.001	0.001
Long-term prime rate	0.950	1.000	1.000
Ten-year swap rate	0.014	0.111	0.261

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

Net Income from Trading/Financial Assets at Fair Value Through Profit or Loss /Investment Securities. We undertake significant trading activities involving a variety of financial instruments, including derivatives. Our income from these activities is subject to volatility caused by, among other things, changes in interest rates, foreign exchange rates, equity prices or other market variables. Any unexpected change in interest rates could affect the fair value of our interest rate derivative positions and our net income from trading activities. Net trading income consists of margins made on market-making and our customer business as well as changes in fair value of trading assets and liabilities and derivative financial instruments. It also includes net interest and dividend income on these instruments.

We have a variety of financial assets at fair value through profit or loss including investment trusts and hybrid instruments. Net income from financial assets at fair value through profit or loss includes gains and losses arising from sales and changes in the fair value of these financial instruments, and interest and dividend income on these instruments. The fair values of those instruments such as investment trusts and hybrid instruments are subject to volatility caused by changes in equity prices and interest rates.

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

Expenses

Impairment Charges on Financial Assets. We adopted the expected credit losses (“ECL”) model introduced by IFRS 9 “Financial Instruments.” The ECL model requires that impairment losses be measured by using reasonable and supportable information including forecasts of future economic conditions and in an unbiased and probability-weighted manner. Our impairment charges are recorded primarily due to impairment on loans and advances.

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

General and Administrative Expenses. General and administrative expenses consist primarily of personnel expenses (salaries and related expenses), depreciation and amortization expenses, and other expenses (outsourcing expenses, publicity and advertising expenses, and communication expenses).

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

Most of our domestic equity instruments consist of publicly traded Japanese stocks. The Nikkei Stock Average decreased by 1.2% from ¥21,454.30 at March 30, 2018, to ¥21,205.81 at March 29, 2019, and decreased by 10.8% to ¥18,917.01 at March 31, 2020. At March 31, 2020, we had net unrealized gains on domestic equity securities of ¥1,564,351 million, a decrease of ¥564,697 million from ¥2,129,048 million at March 31, 2019. For more information, see “Item 5.A. Operating Results—Financial Condition—Investment Securities.”

Strengthening of Equity Capital

In response to the imposition of more stringent regulatory capital requirements, we have been taking a proactive approach to managing our risk-weighted capital ratio by focusing on increasing qualifying capital, including by building up our retained earnings, identifying risks, and controlling risk-weighted assets.

Foreign Currency Fluctuations

The average exchange rate used to convert dollars to yen in the consolidated financial statements included elsewhere in this annual report for the fiscal year ended March 31, 2020 was ¥ 108.71 per $1.00, compared to the previous fiscal year’s average exchange rate of ¥110.92 per $1.00. The percentage of revenue we earned from our foreign operations for the fiscal years ended March 31, 2020 and 2019 was 34%. For more information, see “Item 4.B. Business Overview—Revenues by Region.”

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

Allowance for Loan Losses

The allowance for loan losses is measured under the ECL model, where the allowance will be recognized as an amount equal to the expected credit losses over the lifetime of a loan, in case it has experienced a significant increase in credit risk since initial recognition. The measurement of the allowance requires a number of significant judgments to be applied, such as:

•	qualitative assessment in determining obligor grades;

•	determining criteria for significant increase in credit risk;

•	measuring ECL by choosing appropriate models and assumptions;

•

incorporating forward-looking information into the ECL measurement by obligor grading, macroeconomic factors, and additional ECL adjustments if the current circumstances, events or conditions at relevant portfolio level are not fully reflected in the ECL model; and

•

estimating the expected future cash flows by taking into account factors such as historical loss information, the appropriateness of the borrower’s business plan or operational improvement plan, the status of progress of its plan, the overall support from financial institutions, and the realizable value of any collateral held.

For the fiscal year ended March 31, 2020, the obligor grading, macroeconomic factors and additional ECL adjustment used to determine the final ECL reflected the current and forward-looking impact of the COVID-19 pandemic. The obligor grades were reviewed based on the most recent information available as appropriate. The estimates of the key macroeconomic drivers for measuring the ECL were updated reflecting the recent economic forecasts. Growth rates of Japanese and global GDP during the calendar year 2019 were 1.3% and 2.9%, respectively, and the Japanese and global economy may have been expected to grow at about the same level if it had not been for the COVID-19 pandemic. However, the outbreak of COVID-19 significantly exacerbated Japanese and global economic conditions towards the end of the fiscal year and, as a result, research institutes and international institutions lowered their forecasts of growth rates of Japanese and global GDP. We also assumed that the Japanese and global economy will decline significantly in the first half of 2020, and the negative impact of the COVID-19 pandemic is expected to remain throughout the fiscal year ending March 31, 2021, although the Japanese and global economy will gradually pick up thereafter and recover from the fiscal year ending March 31, 2022. We understand there is significant uncertainty in predicting the severity and duration of the COVID-19 pandemic and its impact on world economies. However, based on the above forecasts of economic conditions, the growth rates of Japanese and global GDP for the fiscal year ending March 31, 2021, which are the key macroeconomic drivers impacting on credit risks and losses, are expected to be around minus 2% to minus 3% and those were used in estimating the ECL. Furthermore, we considered the credit risk of some portfolios on which the decline in market prices such as oil prices would have a material adverse impact but where the impact was not fully incorporated in the ECL model. Given the decline in oil prices toward the end of the fiscal year, we evaluated the forward-looking impact on credit risks and losses of the portfolios significantly affected by the decline, and made an additional ECL adjustment. As a result of these evaluations of the forward-looking inputs for the ECL, the provision for loan losses for the fiscal year ended March 31, 2020 increased by ¥124.3 billion.

Management estimates and judgments may change from time to time as the economic environment changes or new information becomes available. Changes in these estimates and judgments will result in a different allowance for loan losses and may have a direct impact on impairment charges. Allowance for loan losses amounting to ¥706,405 million and ¥604,988 million were recognized for the fiscal years ended March 31, 2020 and 2019, respectively.

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

These management judgments are made based on the facts and circumstances at the time of the impairment test, and may vary depending on the situation and time. Changes in management judgments may result in different impairment test results and different impairment losses recognized. For the fiscal years ended March 31, 2020 and 2019, impairment losses on goodwill were nil and ¥62,624 million, respectively.

Impairment of Other Intangible Assets

We have other intangible assets, not including goodwill, which consist of software, contractual customer relationships, trademarks and others. These are divided into other amortizing intangible assets and other non-amortizing intangible assets. Other amortizing intangible assets are tested for impairment if events or changes in circumstances indicate that it may not be recoverable at the end of each reporting period. Other non-amortizing intangible assets are tested for impairment on an annual basis or more frequently if events or changes in circumstances indicate that it may not be recoverable. If any such indication exists, then its recoverable amount is estimated. The process to determine the recoverable amount is inherently uncertain because such recoverable amount is determined based on a number of management estimates and judgments as described in “—Impairment of Goodwill.” Changes in management judgments may result in different impairment test results and different impairment amounts recognized. For the fiscal years ended March 31, 2020 and 2019, impairment losses on other intangible assets were ¥28,689 million and ¥4,041 million, respectively.

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

Management estimates and judgments may change from time to time as the legal environment and market conditions change or new information becomes available. Changes in these estimates and judgments could affect the balance of provision for interest repayment. Provision for interest repayment is recorded in provisions as a liability, and it totaled ¥143,429 million and ¥148,409 million at March 31, 2020 and 2019, respectively.

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

The difference between the fair value of the plan assets and the present value of the defined benefit obligation at the end of the reporting period is recognized as assets and liabilities in the consolidated statement of financial position. When this calculation for each plan results in a benefit to us, the recognized asset is limited to the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan. An economic benefit is available to us, if it is realizable during the life of the plan or on settlement of the plan obligation. The net total of assets and liabilities in the consolidated statement of financial position amounted to net assets of ¥129,976 million and ¥232,456 million at March 31, 2020 and 2019, respectively.

Deferred Tax Assets

We recognize deferred tax assets relating to tax losses carried forward and deductible temporary differences, only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the deductible temporary differences can be utilized. This assessment requires significant management judgments and assumptions. Future taxable profit is estimated based on, among other relevant factors, forecasted results of operations, which are based on historical financial performance and the business plans that management believes to be prudent and feasible. While we carefully assess the realization of tax losses carried forward and deductible temporary differences, the actual taxable profit in the future may be less than the forecast. The deferred tax assets amounted to ¥102,198 million and ¥37,073 million in the consolidated statement of financial position at March 31, 2020 and 2019, respectively, while the net total of deferred tax assets and liabilities amounted to net assets of ¥36,015 million at March 31, 2020 and net liabilities of ¥230,292 million at March 31, 2019, respectively.

New and Amended Accounting Standards and Recent Accounting Pronouncements

See “New and Amended Accounting Standards Adopted by the Group” and “Recent Accounting Pronouncements” under Note 2 “Summary of Significant Accounting Policies” to our consolidated financial statements included elsewhere in this annual report.

5.A.    OPERATING RESULTS

For discussion about our operating results for the fiscal year ended March 31, 2018, including certain comparative discussion of the fiscal years ended March 31, 2019 and 2018, please refer to “Item 5. Operating and Financial Review and Prospectus—5.A. Operating Results” in our annual report on Form 20-F filed on June 27, 2019.

On April 1, 2019, we adopted IFRS 16 “Leases” retrospectively by adjusting the consolidated statement of financial position at the date of initial application, and have not restated comparatives as permitted by IFRS 16. See Note 2 “Summary of Significant Accounting Policies—New and Amended Accounting Standards Adopted by the Group” to our consolidated financial statements included elsewhere in this report.

Under the economic and financial circumstances described in “Item 5. Operating and Financial Review and Prospects—Overview—Operating Environment,” we made a profit through our commercial banking and other financial services businesses. Our total operating income decreased by ¥463,041 million from ¥3,166,891 million for the fiscal year ended March 31, 2019 to ¥2,703,850 million for the fiscal year ended March 31, 2020, primarily due to decreases in net trading income and other income, which were partially offset by an increase in net investment income. Our net profit decreased by ¥416,603 million from ¥647,586 million for the fiscal year ended March 31, 2019 to ¥230,983 million for the fiscal year ended March 31, 2020, due to the decrease in total operating income described above and an increase in impairment charges on financial assets, which were partially offset by decreases in operating expenses and income tax expense.

Our total assets increased by ¥16,654,840 million from ¥195,503,623 million at March 31, 2019 to ¥212,158,463 million at March 31, 2020, primarily due to increases in cash and deposits with banks, investment securities and loans and advances.

Our total liabilities increased by ¥17,493,408 million from ¥183,730,177 million at March 31, 2019 to ¥201,223,585 million at March 31, 2020, primarily due to increases in deposits and borrowings.

Our total equity decreased by ¥838,568 million from ¥11,773,446 million at March 31, 2019 to ¥10,934,878 million at March 31, 2020, primarily due to decreases in other reserves and non-controlling interests.

Operating Results

The following table presents information as to our income, expenses and net profit for the fiscal years ended March 31, 2020 and 2019.

	For the fiscal year ended March 31,
	2020	2019
	(In millions, except per share data)
Interest income	¥2,407,045	¥2,406,350
Interest expense	1,090,730	1,137,430

Net interest income	1,316,315	1,268,920

Fee and commission income	1,147,132	1,101,777
Fee and commission expense	203,822	178,351

Net fee and commission income	943,310	923,426

Net trading income	134,069	320,302
Net income (loss) from financial assets at fair value through profit or loss	(21,939)	54,655
Net investment income	176,464	93,922
Other income	155,631	505,666

Total operating income	2,703,850	3,166,891

Impairment charges on financial assets	259,938	119,686

Net operating income	2,443,912	3,047,205

General and administrative expenses	1,696,386	1,679,813
Other expenses	488,806	575,657

Operating expenses	2,185,192	2,255,470

Share of post-tax profit of associates and joint ventures	24,031	40,157

Profit before tax	282,751	831,892

Income tax expense	51,768	184,306

Net profit	¥230,983	¥647,586

Profit attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥200,052	¥541,932
Non-controlling interests	18,567	93,779
Other equity instruments holders	12,364	11,875
Earnings per share:
Basic	¥145.48	¥387.76
Diluted	145.39	387.49

Total operating income decreased by ¥463,041 million, or 15%, from ¥3,166,891 million for the fiscal year ended March 31, 2019 to ¥2,703,850 million for the fiscal year ended March 31, 2020, primarily due to decreases in net trading income of ¥186,233 million and other income of ¥350,035 million, which were partially offset by an increase in net investment income of ¥82,542 million. In addition, due to an increase in impairment charges on financial assets, net operating income also decreased by ¥603,293 million from ¥3,047,205 million for the fiscal year ended March 31, 2019 to ¥2,443,912 million for the fiscal year ended March 31, 2020.

Net profit decreased by ¥416,603 million from ¥647,586 million for the fiscal year ended March 31, 2019 to ¥230,983 million for the fiscal year ended March 31, 2020, as a result of the decrease in net operating income described above, which was partially offset by decreases in operating expenses and income tax expense.

Net Interest Income

The following tables show the average balances of our statement of financial position items, related interest income, interest expense, net interest income and average rates for the fiscal years ended March 31, 2020 and 2019.

	For the fiscal year ended March 31,
	2020			2019
	Average balance(3)	Interest income	Average rate	Average balance(3)	Interest income	Average rate
	(In millions, except percentages)
Interest-earning assets:
Interest-earning deposits with other banks:
Domestic offices	¥1,061,849	¥3,099	0.29%	¥997,310	¥3,573	0.36%
Foreign offices	3,994,229	78,493	1.97%	4,696,278	100,225	2.13%

Total	5,056,078	81,592	1.61%	5,693,588	103,798	1.82%

Call loans and bills bought, reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	9,167,833	17,540	0.19%	8,829,374	14,879	0.17%
Foreign offices	3,032,754	51,881	1.71%	3,138,663	39,908	1.27%

Total	12,200,587	69,421	0.57%	11,968,037	54,787	0.46%

Investment securities(1):
Domestic offices	11,245,654	75,026	0.67%	8,977,937	65,854	0.73%
Foreign offices	4,832,026	103,804	2.15%	4,258,283	87,061	2.04%

Total	16,077,680	178,830	1.11%	13,236,220	152,915	1.16%

Loans and advances(2):
Domestic offices	60,498,334	937,419	1.55%	60,973,779	1,007,977	1.65%
Foreign offices	31,467,410	1,139,783	3.62%	29,646,844	1,086,873	3.67%

Total	91,965,744	2,077,202	2.26%	90,620,623	2,094,850	2.31%

Total interest-earning assets:
Domestic offices	81,973,670	1,033,084	1.26%	79,778,400	1,092,283	1.37%
Foreign offices	43,326,419	1,373,961	3.17%	41,740,068	1,314,067	3.15%

Total	¥125,300,089	¥2,407,045	1.92%	¥121,518,468	¥2,406,350	1.98%

	For the fiscal year ended March 31,
	2020			2019
	Average balance(3)	Interest expense	Average rate	Average balance(3)	Interest expense	Average rate
	(In millions, except percentages)
Interest-bearing liabilities:
Deposits:
Domestic offices	¥85,668,767	¥51,976	0.06%	¥83,791,727	¥59,234	0.07%
Foreign offices	27,197,901	530,823	1.95%	27,283,476	542,131	1.99%

Total	112,866,668	582,799	0.52%	111,075,203	601,365	0.54%

Call money and bills sold, repurchase agreements and cash collateral on securities lent and other interest- bearing liabilities:
Domestic offices	11,218,806	33,745	0.30%	8,115,332	39,636	0.49%
Foreign offices	5,063,872	112,479	2.22%	4,610,162	97,606	2.12%

Total	16,282,678	146,224	0.90%	12,725,494	137,242	1.08%

Borrowings:
Domestic office	11,958,700	61,238	0.51%	10,787,234	73,299	0.68%
Foreign offices	600,321	31,187	5.20%	977,662	33,934	3.47%

Total	12,559,021	92,425	0.74%	11,764,896	107,233	0.91%

Debt securities in issue:
Domestic offices	9,419,223	197,749	2.10%	9,880,220	203,423	2.06%
Foreign offices	1,883,920	34,724	1.84%	2,698,608	52,612	1.95%

Total	11,303,143	232,473	2.06%	12,578,828	256,035	2.04%

Premiums for deposit insurance(4):
Domestic offices	—	34,866	—	—	34,387	—
Foreign offices	—	1,943	—	—	1,168	—

Total	—	36,809	—	—	35,555	—

Total interest-bearing liabilities:
Domestic offices	118,265,496	379,574	0.32%	112,574,513	409,979	0.36%
Foreign offices	34,746,014	711,156	2.05%	35,569,908	727,451	2.05%

Total	¥153,011,510	¥1,090,730	0.71%	¥148,144,421	¥1,137,430	0.77%

Net interest income and interest rate spread		¥1,316,315	1.21%		¥1,268,920	1.21%

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

(4)

For the fiscal year ended March 31, 2020, premiums for deposit insurance have been reclassified from “General and administrative expense” to “Interest expense.” Comparative amounts have been reclassified to conform to the current presentation.

The following tables show changes in our interest income, interest expense and net interest income based on changes in volume and changes in rate for the fiscal year ended March 31, 2020 compared to the fiscal year ended March 31, 2019.

	Fiscal year ended March 31, 2020 compared to fiscal year ended March 31, 2019 Increase / (decrease)
	Volume	Rate	Net change
	(In millions)
Interest income:
Interest-earning deposits with other banks:
Domestic offices	¥221	¥(695)	¥(474)
Foreign offices	(14,206)	(7,526)	(21,732)

Total	(13,985)	(8,221)	(22,206)

Call loans and bills bought, reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	592	2,069	2,661
Foreign offices	(1,386)	13,359	11,973

Total	(794)	15,428	14,634

Investment securities:
Domestic offices	15,528	(6,356)	9,172
Foreign offices	12,155	4,588	16,743

Total	27,683	(1,768)	25,915

Loans and advances:
Domestic offices	(7,791)	(62,767)	(70,558)
Foreign offices	66,070	(13,160)	52,910

Total	58,279	(75,927)	(17,648)

Total interest income:
Domestic offices	8,550	(67,749)	(59,199)
Foreign offices	62,633	(2,739)	59,894

Total	¥71,183	¥(70,488)	¥695

	Fiscal year ended March 31, 2020 compared to fiscal year ended March 31, 2019 Increase / (decrease)
	Volume	Rate	Net change
	(In millions)
Interest expense:
Deposits:
Domestic offices	¥1,288	¥(8,546)	¥(7,258)
Foreign offices	(1,698)	(9,610)	(11,308)

Total	(410)	(18,156)	(18,566)

Call money and bills sold, repurchase agreements and cash collateral on securities lent and other interest-bearing liabilities:
Domestic offices	12,279	(18,170)	(5,891)
Foreign offices	9,925	4,948	14,873

Total	22,204	(13,222)	8,982

Borrowings:
Domestic offices	7,363	(19,424)	(12,061)
Foreign offices	(15,942)	13,195	(2,747)

Total	(8,579)	(6,229)	(14,808)

Debt securities in issue:
Domestic offices	(9,627)	3,953	(5,674)
Foreign offices	(15,131)	(2,757)	(17,888)

Total	(24,758)	1,196	(23,562)

Premiums for deposit insurance:
Domestic offices	479	—	479
Foreign offices	775	—	775

Total	1,254	—	1,254

Total interest expense:
Domestic offices	11,782	(42,187)	(30,405)
Foreign offices	(22,071)	5,776	(16,295)

Total	¥(10,289)	¥(36,411)	¥(46,700)

Net interest income:
Domestic offices	¥(3,232)	¥(25,562)	¥(28,794)
Foreign offices	84,704	(8,515)	76,189

Total	¥81,472	¥(34,077)	¥47,395

Interest Income

Our interest income slightly increased by ¥695 million from ¥2,406,350 million for the fiscal year ended March 31, 2019 to ¥2,407,045 million for the fiscal year ended March 31, 2020, primarily due to an increase in interest income on investment securities, which was partially offset by a decrease in interest income on loans and advances. Interest income on investment securities increased by ¥25,915 million, or 17%, from ¥152,915 million for the fiscal year ended March 31, 2019 to ¥178,830 million for the fiscal year ended March 31, 2020, primarily due to an increase in volume of mortgage-backed securities and Japanese government bonds. On the other hand, interest income on loans and advances decreased due to a decrease in interest income at domestic offices while that at foreign offices increased. Interest income on loans and advances at domestic offices decreased by ¥70,558 million, or 7%, from ¥1,007,977 million for the fiscal year ended March 31, 2019 to ¥937,419 million for the fiscal year ended March 31, 2020, primarily due to a decrease in average rate of loans to domestic customers. Interest income on loans and advances at foreign offices increased by ¥52,910 million, or 5%, from

¥1,086,873 million for the fiscal year ended March 31, 2019 to ¥1,139,783 million for the fiscal year ended March 31, 2020, primarily due to an increase in volume of loans to foreign customers.

Interest Expense

Our interest expense decreased by ¥46,700 million, or 4%, from ¥1,137,430 million for the fiscal year ended March 31, 2019 to ¥1,090,730 million for the fiscal year ended March 31, 2020, primarily due to a decrease in interest expense on debt securities in issue. Our interest expense on debt securities in issue decreased by ¥23,562 million, or 9%, from ¥256,035 million for the fiscal year ended March 31, 2019 to ¥232,473 million for the fiscal year ended March 31, 2020, primarily due to a decrease at foreign offices reflecting decreases in both volume and the average rate.

Net Interest Income

Our net interest income increased by ¥47,395 million, or 4%, from ¥1,268,920 million for the fiscal year ended March 31, 2019 to ¥1,316,315 million for the fiscal year ended March 31, 2020. The net interest income increased primarily due to increases in interest income on loans and advances at foreign offices and investment securities, and a decrease in interest expense on debt securities in issue, which were partially offset by a decrease in interest income on loans and advances at domestic offices.

From the fiscal year ended March 31, 2019 to March 31, 2020, the average rate on loans and advances at domestic offices decreased by 0.10 percentage points from 1.65% to 1.55%. The average rate on loans and advances at foreign offices decreased by 0.05 percentage points from 3.67% to 3.62%. As a result, the total for loans and advances decreased by 0.05 percentage points from 2.31% to 2.26%. On the other hand, the average rate on deposits decreased by 0.02 percentage points from 0.54% to 0.52%, primarily due to a decrease in the average rate on deposits at foreign offices by 0.04 percentage points from 1.99% to 1.95%. As a result, total net interest rate spread was the same level as that of the previous fiscal year.

Net Fee and Commission Income

The following table sets forth our net fee and commission income for the periods shown.

	For the fiscal year ended March 31,
	2020	2019

	(In millions)
Fee and commission income from:
Loans	¥123,472	¥118,225
Credit card business	304,238	290,034
Guarantees	67,846	63,112
Securities-related business	149,837	142,870
Deposits	14,045	12,650
Remittances and transfers	141,617	139,625
Safe deposits	4,349	4,546
Trust fees	4,680	4,629
Investment trusts	150,349	127,762
Agency	9,612	11,417
Others	177,087	186,907

Total fee and commission income	1,147,132	1,101,777

Fee and commission expense from:
Remittances and transfers	40,601	42,150
Others	163,221	136,201

Total fee and commission expense	203,822	178,351

Net fee and commission income	¥943,310	¥923,426

Fee and commission income increased by ¥45,355 million, or 4%, from ¥1,101,777 million for the fiscal year ended March 31, 2019 to ¥1,147,132 million for the fiscal year ended March 31, 2020. Primary sources of fee and commission income are fees obtained through our credit card business, fees obtained through securities-related business, remittance and transfer fees, fees and commissions obtained through investment trusts, and loan transaction fees. The increase in fee and commission income was primarily due to increases in fees and commissions obtained through investment trusts and the income from the credit card business reflecting the increase in payments through credit cards.

Fee and commission expense was ¥203,822 million for the fiscal year ended March 31, 2020, increased by ¥25,471 million from ¥178,351 million for the fiscal year ended March 31, 2019.

As a result, net fee and commission income increased by ¥19,884 million, or 2%, from ¥923,426 million for the fiscal year ended March 31, 2019 to ¥943,310 million for the fiscal year ended March 31, 2020.

Net Income (Loss) from Trading, Financial Assets at Fair Value Through Profit or Loss and Investment Securities

The following table sets forth our net income (loss) from trading, financial assets at fair value through profit or loss and investment securities for the periods shown.

	For the fiscal year ended March 31,
	2020	2019

	(In millions)
Net trading income:
Interest rate	¥149,420	¥176,352
Foreign exchange	(78,541)	92,835
Equity	59,388	46,576
Credit	2,495	3,667
Others	1,307	872

Total net trading income	¥134,069	¥320,302

Net income (loss) from financial assets at fair value through profit or loss:
Net income (loss) from debt instruments	¥(23,557)	¥53,048
Net income from equity instruments	1,618	1,607

Total net income (loss) from financial assets at fair value through profit or loss	¥(21,939)	¥54,655

Net investment income:
Net gain from disposal of debt instruments	¥96,624	¥6,072
Dividend income	79,840	87,850

Total net investment income	¥176,464	¥93,922

Net trading income, which includes income and losses from trading assets and liabilities and derivative financial instruments, decreased by ¥186,233 million from ¥320,302 million for the fiscal year ended March 31, 2019 to ¥134,069 million for the fiscal year ended March 31, 2020. The decrease was primarily due to a decrease in net trading income from foreign exchange transactions and interest rate related transactions related to the “economic hedges.” The decrease in net trading income from foreign exchange transactions was primarily due to a decrease in fair values of currency derivatives resulting from fluctuations of U.S. interest rates during the fiscal year ended March 31, 2020.

We have carried out hedging transactions mainly to hedge the interest rate risk of financial assets and liabilities and the foreign exchange risk of foreign currency denominated assets and liabilities. Of those hedges, economic hedges are economically effective for risk management but are not accounted for as hedge accounting under IFRS.

As for the economic hedges against the interest rate risk, hedged items include loans and deposits and hedging instruments are derivative financial instruments such as interest rate swaps. As for the economic hedges against the foreign exchange risk, hedged items are foreign currency denominated assets and liabilities and hedging instruments are currency derivatives. The economic hedge transactions may lead to accounting mismatches (i.e., when the gains or losses on the hedged items and hedging instruments do not arise at the same time, or the hedged items and hedging instruments do not offset each other either in profit or loss, or in other comprehensive income), and may result in significant fluctuations in net trading income.

Net income (loss) from financial assets at fair value through profit or loss decreased by ¥76,594 million from a net income of ¥54,655 million for the fiscal year ended March 31, 2019 to a net loss of ¥21,939 million for the fiscal year ended March 31, 2020. This was primarily due to a decrease in net gains from sales and changes in the fair value of equity index-linked investment trusts. The equity markets in Japan and overseas were negatively affected by the spread of COVID-19 near the end of the period.

Net investment income increased by ¥82,542 million from ¥93,922 million for the fiscal year ended March 31, 2019 to ¥176,464 million for the fiscal year ended March 31, 2020. This was primarily due to an increase in net gains from sales of bonds.

Impairment Charges on Financial Assets

The following table sets forth our impairment charges (reversals) on financial assets for the periods shown.

	For the fiscal year ended March 31,
	2020	2019
	(In millions)
Loans and advances	¥249,478	¥122,927
Loan commitments	11,011	(9,771)
Financial guarantees	(551)	6,529
Investment securities	—	1

Total impairment charges on financial assets	¥259,938	¥119,686

Our impairment charges on financial assets consist of losses relating to loans and advances, loan commitments, financial guarantee contracts and investment securities. Impairment charges on these financial assets are mainly affected by the economic environment and financial conditions of borrowers or issuers.

Impairment charges on financial assets increased by ¥140,252 million from ¥119,686 million for the fiscal year ended March 31, 2019 to ¥259,938 million for the fiscal year ended March 31, 2020, primarily due to an increase in impairment charges on loans and advances. The increase was primarily due to the incorporation of forward-looking macroeconomic information reflecting the impact of COVID-19 on the Japanese and global economy and the decline in oil prices into the ECL measurement. For detailed information on provision for loan losses, see “—Financial Condition—Allowance for Loan Losses.”

General and Administrative Expenses

The following table sets forth our general and administrative expenses for the periods shown.

	For the fiscal year ended March 31,
	2020	2019
	(In millions)
Personnel expenses	¥787,880	¥803,821
Depreciation and amortization(1)	258,516	168,564
Rent and lease expenses(1)	—	112,660
Building and maintenance expenses	8,864	10,254
Supplies expenses	15,506	16,252
Communication expenses	34,213	35,030
Publicity and advertising expenses	73,483	63,669
Taxes and dues	84,364	82,792
Outsourcing expenses	109,100	100,495
Office equipment expenses	51,283	47,139
Others	273,177	239,137

Total general and administrative expenses	¥1,696,386	¥1,679,813

(1)

On April 1, 2019, we adopted IFRS 16 retrospectively by adjusting the consolidated statement of financial position at the date of initial application, and have not restated comparatives as permitted by IFRS 16. IFRS 16 requires a lessee to recognize a right of use asset and its depreciation and amortization over the lease term, instead of rent and lease expenses. For additional information, refer to Note 2 “Summary of Significant Accounting Policies” to our consolidated financial statements included elsewhere in this report.

General and administrative expenses increased by ¥16,573 million, or 1%, from ¥1,679,813 million for the fiscal year ended March 31, 2019 to ¥1,696,386 million for the fiscal year ended March 31, 2020. This was primarily due to increases in expenses related to business development in overseas operations and the credit card business, which was partially offset by the exclusion of the general and administrative expenses of SMFL, which ceased to be our subsidiary and became our joint venture in November 2018.

Share of Post-tax Profit of Associates and Joint Ventures

Share of post-tax profit of associates and joint ventures decreased by ¥16,126 million from ¥40,157 million for the fiscal year ended March 31, 2019 to ¥24,031 million for the fiscal year ended March 31, 2020, primarily due to a decrease in our share of the profit of foreign associates and joint ventures.

Income Tax Expense

Income tax expense decreased by ¥132,538 million from ¥184,306 million for the fiscal year ended March 31, 2019 to ¥51,768 million for the fiscal year ended March 31, 2020, primarily due to a decrease in deferred tax expense resulting from an increase of deductible temporary differences attributable to loans and advances and derivative financial instruments.

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

Segmental Results of Operations

For the fiscal year ended March 31, 2020:

	Wholesale Business Unit	Retail Business Unit	International Business Unit	Global Markets Business Unit	Head office account and others	Total
	(In billions)
Consolidated gross profit(1)	¥641.5	¥1,257.7	¥667.1	¥421.6	¥(219.3)	¥2,768.6
General and administrative expenses	(284.4)	(1,025.2)	(350.6)	(56.2)	(23.2)	(1,739.6)
Others(2)	52.1	2.0	54.7	33.4	(86.2)	56.0

Consolidated net business profit	¥409.2	¥234.5	¥371.2	¥398.8	¥(328.7)	¥1,085.0

Consolidated Gross Profit by Business Segment

(For the fiscal year ended March 31, 2020)

For the fiscal year ended March 31, 2019:

	Wholesale Business Unit(3)	Retail Business Unit	International Business Unit(3)	Global Markets Business Unit	Head office account and others(3)	Total
	(In billions)
Consolidated gross profit(1)	¥784.9	¥1,281.6	¥689.6	¥333.6	¥(243.5)	¥2,846.2
General and administrative expenses	(345.1)	(1,021.4)	(333.4)	(54.2)	39.0	(1,715.1)
Others(2)	45.1	14.4	38.9	19.1	(56.3)	61.2

Consolidated net business profit	¥484.9	¥274.6	¥395.1	¥298.5	¥(260.8)	¥1,192.3

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
(3)

SMFL became our joint venture from our consolidated subsidiary in November 2018. However, for managerial accounting purposes, the full year results of SMFL were included in those of the Wholesale Business Unit and the International Business Unit, while its results after it became our joint venture were deducted from those of Head office account and others. For consistency with financial results, our share of the profit of SMFL as our joint venture recognized in the consolidated income statement was included in others in the Head office account and others.

The following are explanations of our results of operations by business segment for the fiscal year ended March 31, 2020. It also includes the changes from the previous fiscal year, which are adjusted by eliminating the impact of factors such as changes in interest rates and exchange rates that may distort the comparison.

Wholesale Business Unit

Consolidated gross profit for the fiscal year ended March 31, 2020 was ¥642 billion and decreased by ¥7 billion on an adjusted basis compared to the fiscal year ended March 31, 2019. This was primarily due to decreases in non-interest income, which was partially offset by an increase in income on loans of SMBC through high value-added loans with higher spreads such as financing of M&A deals.

General and administrative expenses for the fiscal year ended March 31, 2020 was ¥284 billion and decreased by ¥2 billion on an adjusted basis compared to the fiscal year ended March 31, 2019.

Others for the fiscal year ended March 31, 2020 was ¥52 billion.

As a result, consolidated net business profit for the fiscal year ended March 31, 2020 was ¥409 billion and decreased by ¥1 billion on an adjusted basis compared to the fiscal year ended March 31, 2019.

Retail Business Unit

Consolidated gross profit for the fiscal year ended March 31, 2020 was ¥1,258 billion and decreased by ¥10 billion on an adjusted basis compared to the fiscal year ended March 31, 2019. This was primarily due to a decrease in non-interest income in the wealth management businesses reflecting lower investment appetite because of a slowdown in the market environment, although the payment businesses and consumer finance businesses steadily grew.

General and administrative expenses for the fiscal year ended March 31, 2020 was ¥1,025 billion and increased by ¥5 billion on an adjusted basis compared to the fiscal year ended March 31, 2019. This was primarily due to an increase in revenue-linked variable cost caused by the expansion of the payment businesses, which was partially offset by cost reductions resulting from branch reorganization.

Others for the fiscal year ended March 31, 2020 was ¥2 billion.

As a result, consolidated net business profit for the fiscal year ended March 31, 2020 was ¥235 billion and decreased by ¥14 billion on an adjusted basis compared to the fiscal year ended March 31, 2019.

International Business Unit

Consolidated gross profit for the fiscal year ended March 31, 2020 was ¥667 billion and increased by ¥26 billion on an adjusted basis compared to the fiscal year ended March 31, 2019. This was primarily due to increases in income on loans resulting from the expansion of overseas assets, non-interest income such as foreign exchange and derivatives, and income from securities businesses through steady progress in collaboration between banking and securities businesses.

General and administrative expenses for the fiscal year ended March 31, 2020 was ¥351 billion and increased by ¥20 billion on an adjusted basis compared to the fiscal year ended March 31, 2019. This was primarily due to increases in expenses related to overseas business development as well as regulatory compliance costs.

Others for the fiscal year ended March 31, 2020 was ¥55 billion.

As a result, consolidated net business profit for the fiscal year ended March 31, 2020 was ¥371 billion and increased by ¥3 billion on an adjusted basis compared to the fiscal year ended March 31, 2019.

Global Markets Business Unit

Consolidated gross profit for the fiscal year ended March 31, 2020 was ¥422 billion and increased by ¥61 billion on an adjusted basis compared to the fiscal year ended March 31, 2019. This was primarily due to the recognition of gains on sales of bonds through nimble portfolio management dealing with the decline in overseas interest rates.

General and administrative expenses for the fiscal year ended March 31, 2020 was ¥56 billion and increased by ¥3 billion on an adjusted basis compared to the fiscal year ended March 31, 2019.

Others for the fiscal year ended March 31, 2020 was ¥33 billion.

As a result, consolidated net business profit for the fiscal year ended March 31, 2020 was ¥399 billion and increased by ¥60 billion on an adjusted basis compared to the fiscal year ended March 31, 2019.

Financial Condition

Assets

Our total assets increased by ¥16,654,840 million from ¥195,503,623 million at March 31, 2019 to ¥212,158,463 million at March 31, 2020. The increase was primarily due to increases in cash and deposits with banks, investment securities and loans and advances.

Our assets at March 31, 2020 and 2019 were as follows.

	At March 31,
	2020	2019
	(In millions)
Cash and deposits with banks	¥62,471,453	¥57,763,441
Call loans and bills bought	898,256	2,465,745
Reverse repurchase agreements and cash collateral on securities borrowed	13,745,996	10,345,994
Trading assets	2,785,016	2,767,691
Derivative financial instruments	6,279,801	3,382,574
Financial assets at fair value through profit or loss	1,478,356	2,641,416
Investment securities	21,864,386	17,825,027
Loans and advances	94,671,818	90,682,938
Investments in associates and joint ventures	826,736	1,038,823
Property, plant and equipment	1,764,611	1,507,786
Intangible assets	835,477	821,785
Other assets	4,272,630	4,079,871
Current tax assets	161,729	143,459
Deferred tax assets	102,198	37,073

Total assets	¥212,158,463	¥195,503,623

Loans and Advances

Our main operating activity is the lending business. We make loans and extend other types of credit principally to corporate and individual customers in Japan and to corporate and sovereign customers in foreign countries.

At March 31, 2020, our loans and advances were ¥94,671,818 million, or 45% of total assets, representing an increase of ¥3,988,880 million, or 4%, from ¥90,682,938 million at March 31, 2019. The increase in loans and advances was primarily due to an increase in those to foreign customers. The increase in loans and advances to foreign customers was primarily due to an increase in loans and advances to our foreign customers in the United States, Asia and Europe.

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

	At March 31,
	2020	2019
	(In millions)
Manufacturing	¥8,787,566	¥8,522,451
Agriculture, forestry, fisheries and mining	280,233	288,099
Construction	919,043	918,617
Transportation, communications and public enterprises	5,637,560	5,596,935
Wholesale and retail	5,375,802	5,281,596
Finance and insurance	3,217,545	3,129,666
Real estate and goods rental and leasing	10,666,446	10,126,531
Services	4,452,195	4,328,173
Municipalities	839,878	866,373
Lease financing	8,380	9,030
Consumer(1)	15,691,638	16,187,195
Others(2)	4,308,469	4,601,499

Total domestic	¥60,184,755	¥59,856,165

(1)	The balance in Consumer mainly consists of housing loans. The housing loan balances amounted to ¥10,913,869 million and ¥11,216,711 million at March 31, 2020 and 2019, respectively.
(2)	The balance in Others includes loans and advances to the Government of Japan.

Foreign

The following table shows the outstanding loans and advances to our customers whose domiciles are not in Japan, classified by industry, before deducting the allowance for loan losses, and adjusting unearned income, unamortized premiums-net and deferred loan fees-net at the dates indicated.

	At March 31,
	2020	2019
	(In millions)
Public sector	¥335,071	¥360,875
Financial institutions	6,220,956	5,382,130
Commerce and industry	25,597,599	23,285,374
Lease financing	309,531	344,958
Others	2,994,838	2,316,816

Total foreign	¥35,457,995	¥31,690,153

Allowance for Loan Losses

We calculate the allowance for loan losses using the latest assignment of obligor grades (our internal credit rating) and supplementary data such as the borrowers’ operating cash flows, realizable value of collateral and recent economic conditions.

For the fiscal year ended March 31, 2020, the allowance for loan losses increased by ¥101,417 million, or 17%, from ¥604,988 million at the beginning of the period to ¥706,405 million at the end of the period.

The balance of the allowance for loan losses increases when a provision for loan losses is recognized and decreases when charge-offs are recognized through the sales of loans and write-offs. As we recorded a provision for loan losses of ¥249,478 million and charge-offs of ¥153,992 million for the fiscal year ended March 31, 2020, the provision for loan losses exceeded charge-offs and the overall allowance for loan losses increased.

The provision for loan losses increased by ¥126,551 million from ¥122,927 million for the fiscal year ended March 31, 2019 to ¥249,478 million for the fiscal year ended March 31, 2020. The increase was primarily due to the incorporation of forward-looking macroeconomic information reflecting the impact of COVID-19 on the Japanese and global economy and the decline in oil prices into the ECL measurement.

Charge-offs decreased by ¥26,262 million from the previous fiscal year to ¥153,992 million for the fiscal year ended March 31, 2020. Charge-offs of domestic loans and advances decreased by ¥13,168 million compared to the previous fiscal year to ¥126,328 million for the fiscal year ended March 31, 2020. Charge-offs of foreign loans and advances decreased by ¥13,094 million compared to the previous fiscal year to ¥27,664 million for the fiscal year ended March 31, 2020.

The following table shows our allowance for loan losses for each of the periods indicated.

	For the fiscal year ended March 31,
	2020	2019
	(In millions)
Allowance for loan losses at beginning of period	¥604,988	¥651,620
Provision for loan losses	249,478	122,927
Charge-offs(1):
Domestic	126,328	139,496
Foreign	27,664	40,758

Total	153,992	180,254

Recoveries:
Domestic	10,096	9,767
Foreign	2,317	1,275

Total	12,413	11,042

Net charge-offs	141,579	169,212
Others(2)	(6,482)	(347)

Allowance for loan losses at end of period	¥706,405	¥604,988

(1)	Charge-offs consist of losses from the sales of loans and write-offs.
(2)	Others mainly include foreign exchange translations for the fiscal year ended March 31, 2020.

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

The following table shows the distribution of impaired loans and advances by “potentially bankrupt, effectively bankrupt and bankrupt (loans and advances),” “past due three months or more (loans),” “restructured (loans)” and “other impaired (loans and advances)” at March 31, 2020 and 2019 by domicile and type of industry of the borrowers. At March 31, 2020, gross impaired loans and advances were ¥845,329 million, a decrease of ¥36,689 million from ¥882,018 million at March 31, 2019. The ratio of gross impaired loans and advances to the outstanding loans and advances before deducting the allowance for loan losses, and adjusting unearned income, unamortized premiums-net and deferred loan fees-net was 0.9% at March 31, 2020, a decrease of 0.1 percentage points from 1.0% at March 31, 2019.

	At March 31,
	2020	2019
	(In millions)
Potentially bankrupt, effectively bankrupt and bankrupt (loans and advances):
Domestic:
Manufacturing	¥44,640	¥98,260
Agriculture, forestry, fisheries and mining	7,648	6,229
Construction	10,008	15,762
Transportation, communications and public enterprises	35,562	30,691
Wholesale and retail	67,810	74,865
Finance and insurance	5,556	8,266
Real estate and goods rental and leasing	28,189	29,999
Services	44,040	56,861
Consumer	162,881	159,375
Others	19,475	21,120

Total domestic	425,809	501,428

Foreign:
Financial institutions	29	180
Commerce and industry	137,438	109,453
Others	9,118	24,409

Total foreign	146,585	134,042

Total	572,394	635,470

Past due three months or more (loans):
Domestic	27,923	24,781
Foreign	—	2,525

Total	27,923	27,306

Restructured (loans):
Domestic	144,034	127,316
Foreign	42,123	18,624

Total	186,157	145,940

Other impaired (loans and advances):
Domestic	52,020	66,285
Foreign	6,835	7,017

Total	58,855	73,302

Gross impaired loans and advances	845,329	882,018

Less: Allowance for loan losses for impaired loans and advances	(355,737)	(354,448)

Net impaired loans and advances	¥489,592	¥527,570

In addition to the discussion in this section, see Note 45 “Financial Risk Management—Credit Risk” to our consolidated financial statements included elsewhere in this annual report.

Investment Securities

Our investment securities, including debt instruments at amortized cost, debt instruments at fair value through other comprehensive income and equity instruments at fair value through other comprehensive income, totaled ¥21,864,386 million at March 31, 2020, an increase of ¥4,039,359 million, or 23%, from ¥17,825,027 million at March 31, 2019. The increase in our investment securities was primarily due to increases in our holdings of mortgage-backed securities and Japanese government bonds, which were partially offset by a decline in the fair value of our domestic equity instruments.

Our bond portfolio is principally held for asset and liability management purposes. It mostly consisted of Japanese government bonds, U.S. Treasury securities and bonds issued or guaranteed by foreign governments, government agencies or official institutions.

Our debt instruments at amortized cost amounted to ¥320,771 million at March 31, 2020, an increase of ¥1,857 million, or 1%, from ¥318,914 million at March 31, 2019, primarily due to an increase in our holdings of Japanese municipal bonds, which was partially offset by redemptions at maturity of Japanese government bonds.

Domestic debt instruments at fair value through other comprehensive income amounted to ¥7,605,053 million at March 31, 2020, an increase of ¥2,149,190 million, or 39%, from ¥5,455,863 million at March 31, 2019. The increase was primarily due to an increase in our holdings of Japanese government bonds. As for our foreign debt instruments at fair value through other comprehensive income, we had ¥10,449,111 million of foreign debt instruments at March 31, 2020, which was an increase of ¥2,571,753 million, or 33%, from ¥7,877,358 million at March 31, 2019. Most of our foreign debt instruments, including mortgage-backed securities, are issued or guaranteed by foreign governments, government agencies or official institutions. The increase was primarily due to an increase in our holdings of mortgage-backed securities. Net unrealized gains on our foreign debt instruments amounted to ¥235,111 million at March 31, 2020, as compared to net unrealized losses of ¥36,603 million at March 31, 2019. This was primarily due to a decrease in U.S. interest rates.

We had ¥3,024,731 million of domestic equity instruments and ¥464,720 million of foreign equity instruments at March 31, 2020, for which we made an irrevocable election at initial recognition to present subsequent changes in fair value in other comprehensive income under IFRS 9. Our domestic equity instruments, which consisted principally of publicly traded Japanese stocks and included common and preferred stocks issued by our customers, decreased by ¥704,389 million, or 19%, from ¥3,729,120 million at March 31, 2019. Net unrealized gains on our domestic equity instruments decreased by ¥564,697 million, or 27%, from ¥2,129,048 million at March 31, 2019 to ¥1,564,351 million at March 31, 2020. The decrease was primarily due to a decline in the fair value of publicly traded Japanese stocks. Net unrealized gains on our foreign equity instruments decreased by ¥14,119 million, or 4%, from ¥347,783 million at March 31, 2019 to ¥333,664 million at March 31, 2020, mainly reflecting unfavorable conditions in overseas stock markets.

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

The following tables show the amortized cost, gross unrealized gains and losses, and fair value of our investment securities, which are classified as debt instruments at amortized cost, debt instruments at fair value through other comprehensive income and equity instruments at fair value through other comprehensive income at March 31, 2020 and 2019, and held-to-maturity investments and available-for-sale financial assets at March 31, 2018.

	At March 31, 2020
	Amortized cost(1)	Gross unrealized gains	Gross unrealized losses	Fair value
	(In millions)
Debt instruments at amortized cost:
Domestic:
Japanese government bonds	¥260,079	¥207	¥—	¥260,286
Japanese municipal bonds	22,300	1	67	22,234
Japanese corporate bonds	—	—	—	—

Total domestic	282,379	208	67	282,520

Foreign:
U.S. Treasury and other U.S. government agency bonds	—	—	—	—
Bonds issued by other governments and official institutions	37,358	145	—	37,503
Other debt instruments	1,034	—	—	1,034

Total foreign	38,392	145	—	38,537

Total	¥320,771	¥353	¥67	¥321,057

Debt instruments at fair value through other comprehensive income:
Domestic:
Japanese government bonds	¥6,791,514	¥5,725	¥12,171	¥6,785,068
Japanese municipal bonds	240,558	355	531	240,382
Japanese corporate bonds	579,508	1,655	1,870	579,293
Other debt instruments	310	—	—	310

Total domestic	7,611,890	7,735	14,572	7,605,053

Foreign:
U.S. Treasury and other U.S. government agency bonds	4,347,608	147,078	—	4,494,686
Bonds issued by other governments and official institutions	2,941,222	10,340	20,756	2,930,806
Mortgage-backed securities	2,708,432	99,481	100	2,807,813
Other debt instruments	216,738	593	1,525	215,806

Total foreign	10,214,000	257,492	22,381	10,449,111

Total	¥17,825,890	¥265,227	¥36,953	¥18,054,164

Equity instruments at fair value through other comprehensive income:
Domestic	¥1,460,380	¥1,693,714	¥129,363	¥3,024,731
Foreign	131,056	361,501	27,837	464,720

Total	¥1,591,436	¥2,055,215	¥157,200	¥3,489,451

	At March 31, 2019
	Amortized cost(1)	Gross unrealized gains	Gross unrealized losses	Fair value
	(In millions)
Debt instruments at amortized cost:
Domestic:
Japanese government bonds	¥280,246	¥890	¥—	¥281,136
Japanese municipal bonds	—	—	—	—
Japanese corporate bonds	—	—	—	—

Total domestic	280,246	890	—	281,136

Foreign:
U.S. Treasury and other U.S. government agency bonds	—	—	—	—
Bonds issued by other governments and official institutions	36,827	106	39	36,894
Other debt instruments	1,841	—	—	1,841

Total foreign	38,668	106	39	38,735

Total	¥318,914	¥996	¥39	¥319,871

Debt instruments at fair value through other comprehensive income:
Domestic:
Japanese government bonds	¥5,005,649	¥22,285	¥239	¥5,027,695
Japanese municipal bonds	98,427	742	5	99,164
Japanese corporate bonds	325,130	3,848	—	328,978
Other debt instruments	26	—	—	26

Total domestic	5,429,232	26,875	244	5,455,863

Foreign:
U.S. Treasury and other U.S. government agency bonds	4,469,336	28,497	71,198	4,426,635
Bonds issued by other governments and official institutions	2,112,607	10,590	1,790	2,121,407
Mortgage-backed securities	1,047,183	9,739	12,935	1,043,987
Other debt instruments	284,835	664	170	285,329

Total foreign	7,913,961	49,490	86,093	7,877,358

Total	¥13,343,193	¥76,365	¥86,337	¥13,333,221

Equity instruments at fair value through other comprehensive income:
Domestic	¥1,600,072	¥2,221,660	¥92,612	¥3,729,120
Foreign	95,989	368,511	20,728	443,772

Total	¥1,696,061	¥2,590,171	¥113,340	¥4,172,892

	At March 31, 2018
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥372,459	¥2,138	¥—	¥374,597
Japanese municipal bonds	—	—	—	—
Japanese corporate bonds	—	—	—	—

Total domestic	372,459	2,138	—	374,597

Foreign	—	—	—	—

Total	¥372,459	¥2,138	¥—	¥374,597

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥7,675,028	¥14,554	¥4,279	¥7,685,303
Japanese municipal bonds	47,079	49	96	47,032
Japanese corporate bonds	295,503	1,221	123	296,601

Total domestic debt instruments	8,017,610	15,824	4,498	8,028,936
Equity instruments	2,237,143	2,946,737	22,146	5,161,734

Total domestic	10,254,753	2,962,561	26,644	13,190,670

Foreign:
U.S. Treasury and other U.S. government agency bonds	3,387,109	1,723	142,186	3,246,646
Bonds issued by other governments and official institutions	2,192,099	4,203	8,852	2,187,450
Mortgage-backed securities	509,104	31	20,952	488,183
Other debt instruments	331,321	507	337	331,491

Total foreign debt instruments	6,419,633	6,464	172,327	6,253,770
Equity instruments	342,155	340,366	4,345	678,176

Total foreign	6,761,788	346,830	176,672	6,931,946

Total	¥17,016,541	¥3,309,391	¥203,316	¥20,122,616

(1)	“Amortized cost” for equity instruments at fair value through other comprehensive income represents the difference between the fair value and gross unrealized gains or losses.

The following tables show the fair value and gross unrealized losses of our investment securities, aggregated by the length of time that the individual securities have been in a continuous unrealized loss position at March 31, 2020, 2019 and 2018. None of the available-for-sale equity instruments included in the tables have been in a continuous unrealized loss position for twelve months or more at March 31, 2018, since a significant or prolonged decline in the fair value of an available-for-sale equity instrument below its cost is considered to be an objective evidence of impairment and in such case the unrealized losses are reclassified from equity to profit or loss under IAS 39 “Financial Instruments: Recognition and Measurement.”

	At March 31, 2020
	Less than twelve months		Twelve months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	(In millions)
Debt instruments at amortized cost:
Domestic:
Japanese government bonds	¥—	¥—	¥—	¥—	¥—	¥—
Japanese municipal bonds	18,532	67	—	—	18,532	67
Japanese corporate bonds	—	—	—	—	—	—

Total domestic	18,532	67	—	—	18,532	67

Foreign:
U.S. Treasury and other U.S. government agency bonds	—	—	—	—	—	—
Bonds issued by other governments and official institutions	—	—	—	—	—	—
Other debt instruments	—	—	—	—	—	—

Total foreign	—	—	—	—	—	—

Total	¥18,532	¥67	¥—	¥—	¥18,532	¥67

Debt instruments at fair value through other comprehensive income:
Domestic:
Japanese government bonds	¥4,367,384	¥12,171	¥—	¥—	¥4,367,384	¥12,171
Japanese municipal bonds	153,889	527	9,556	4	163,445	531
Japanese corporate bonds	295,318	1,870	—	—	295,318	1,870
Other debt instruments	—	—	—	—	—	—

Total domestic	4,816,591	14,568	9,556	4	4,826,147	14,572

Foreign:
U.S. Treasury and other U.S. government agency bonds	32,089	—	—	—	32,089	—
Bonds issued by other governments and official institutions	1,453,583	20,756	—	—	1,453,583	20,756
Mortgage-backed securities	1,800	6	6,268	94	8,068	100
Other debt instruments	88,192	1,228	10,584	297	98,776	1,525

Total foreign	1,575,664	21,990	16,852	391	1,592,516	22,381

Total	¥6,392,255	¥36,558	¥26,408	¥395	¥6,418,663	¥36,953

Equity instruments at fair value through other comprehensive income:
Domestic	¥144,382	¥46,162	¥139,484	¥83,201	¥283,866	¥129,363
Foreign	45,541	1,216	15,024	26,621	60,565	27,837

	¥189,923	¥47,378	¥154,508	¥109,822	¥344,431	¥157,200

	At March 31, 2019
	Less than twelve months		Twelve months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	(In millions)
Debt instruments at amortized cost:
Domestic:
Japanese government bonds	¥—	¥—	¥—	¥—	¥—	¥—
Japanese municipal bonds	—	—	—	—	—	—
Japanese corporate bonds	—	—	—	—	—	—

Total domestic	—	—	—	—	—	—

Foreign:
U.S. Treasury and other U.S. government agency bonds	—	—	—	—	—	—
Bonds issued by other governments and official institutions	2,999	39	—	—	2,999	39
Other debt instruments	—	—	—	—	—	—

Total foreign	2,999	39	—	—	2,999	39

Total	¥2,999	¥39	¥—	¥—	¥2,999	¥39

Debt instruments at fair value through other comprehensive income:
Domestic:
Japanese government bonds	¥—	¥—	¥296,652	¥239	¥296,652	¥239
Japanese municipal bonds	—	—	9,555	5	9,555	5
Japanese corporate bonds	—	—	—	—	—	—
Other debt instruments	—	—	—	—	—	—

Total domestic	—	—	306,207	244	306,207	244

Foreign:
U.S. Treasury and other U.S. government agency bonds	907,418	8,721	1,316,145	62,477	2,223,563	71,198
Bonds issued by other governments and official institutions	1,217,502	959	132,139	831	1,349,641	1,790
Mortgage-backed securities	412	1	432,651	12,934	433,063	12,935
Other debt instruments	138,685	111	11,930	59	150,615	170

Total foreign	2,264,017	9,792	1,892,865	76,301	4,156,882	86,093

Total	¥2,264,017	¥9,792	¥2,199,072	¥76,545	¥4,463,089	¥86,337

Equity instruments at fair value through other comprehensive income:
Domestic	¥137,946	¥31,563	¥147,991	¥61,049	¥285,937	¥92,612
Foreign	—	2	20,970	20,726	20,970	20,728

Total	¥137,946	¥31,565	¥168,961	¥81,775	¥306,907	¥113,340

	At March 31, 2018
	Less than twelve months		Twelve months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥2,001	¥—	¥—	¥—	¥2,001	¥—
Japanese municipal bonds	—	—	—	—	—	—
Japanese corporate bonds	—	—	—	—	—	—

Total domestic	2,001	—	—	—	2,001	—

Foreign	—	—	—	—	—	—

Total	¥2,001	¥—	¥—	¥—	¥2,001	¥—

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥2,847,250	¥559	¥1,353,121	¥3,720	¥4,200,371	¥4,279
Japanese municipal bonds	964	1	31,916	95	32,880	96
Japanese corporate bonds	6,801	2	72,061	121	78,862	123

Total domestic debt instruments	2,855,015	562	1,457,098	3,936	4,312,113	4,498
Equity instruments	506,969	22,146	—	—	506,969	22,146

Total domestic	3,361,984	22,708	1,457,098	3,936	4,819,082	26,644

Foreign:
U.S. Treasury and other U.S. government agency bonds	1,509,509	41,946	1,229,979	100,240	2,739,488	142,186
Bonds issued by other governments and official institutions	1,039,848	739	219,608	8,113	1,259,456	8,852
Mortgage-backed securities	1,124	1	482,141	20,951	483,265	20,952
Other debt instruments	141,058	161	17,269	176	158,327	337

Total foreign debt instruments	2,691,539	42,847	1,948,997	129,480	4,640,536	172,327
Equity instruments	65,105	4,345	—	—	65,105	4,345

Total foreign	2,756,644	47,192	1,948,997	129,480	4,705,641	176,672

Total	¥6,118,628	¥69,900	¥3,406,095	¥133,416	¥9,524,723	¥203,316

Trading Assets

The following table shows our trading assets at March 31, 2020 and 2019. Our trading assets were ¥2,785,016 million at March 31, 2020, an increase of ¥17,325 million from ¥2,767,691 million at March 31, 2019. The increase was primarily due to an increase in our holdings of Japanese government bonds.

	At March 31,
	2020	2019
	(In millions)
Debt instruments	¥2,545,703	¥2,480,903
Equity instruments	239,313	286,788

Total trading assets	¥2,785,016	¥2,767,691

Financial Assets at Fair Value Through Profit or Loss

The following table shows the fair value of our financial assets at fair value through profit or loss at March 31, 2020 and 2019. The fair value was ¥1,478,356 million at March 31, 2020, a decrease of ¥1,163,060 million from ¥2,641,416 million at March 31, 2019. The decrease was primarily due to a decrease in our holdings of non-trading bonds.

	At March 31,
	2020	2019
	(In millions)
Debt instruments	¥1,454,387	¥2,620,686
Equity instruments	23,969	20,730

Total financial assets at fair value through profit or loss	¥1,478,356	¥2,641,416

Liabilities

Our total liabilities increased by ¥17,493,408 million from ¥183,730,177 million at March 31, 2019 to ¥201,223,585 million at March 31, 2020, primarily due to increases in deposits and borrowings.

The following table shows our liabilities at March 31, 2020 and 2019.

	At March 31,
	2020	2019
	(In millions)
Deposits	¥138,431,418	¥134,404,652
Call money and bills sold	3,740,540	1,307,779
Repurchase agreements and cash collateral on securities lent	15,455,782	12,887,249
Trading liabilities	2,018,484	1,998,694
Derivative financial instruments	5,555,201	3,051,773
Borrowings	17,121,362	12,167,858
Debt securities in issue	10,985,048	11,171,209
Provisions	200,053	194,818
Other liabilities	7,601,355	6,131,739
Current tax liabilities	48,159	147,041
Deferred tax liabilities	66,183	267,365

Total liabilities	¥201,223,585	¥183,730,177

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

Our deposit balances at March 31, 2020 were ¥138,431,418 million, an increase of ¥4,026,766 million, or 3%, from ¥134,404,652 million at March 31, 2019, primarily due to increases in non-interest-bearing demand deposits and interest-bearing demand deposits at domestic offices.

The following table shows a breakdown of our domestic and foreign offices’ deposits at the dates indicated.

	At March 31,
	2020	2019
	(In millions)
Domestic offices:
Non-interest-bearing demand deposits	¥23,804,054	¥21,376,082
Interest-bearing demand deposits	56,650,510	53,490,445
Deposits at notice	779,514	853,344
Time deposits	17,759,453	17,885,860
Negotiable certificates of deposit	4,081,741	4,962,651
Others	7,198,447	7,317,912

Total domestic offices	110,273,719	105,886,294

Foreign offices:
Non-interest-bearing demand deposits	1,503,721	1,218,145
Interest-bearing demand deposits	3,122,179	2,714,951
Deposits at notice	9,989,980	10,316,612
Time deposits	7,264,055	7,875,029
Negotiable certificates of deposit	6,098,695	6,202,836
Others	179,069	190,785

Total foreign offices	28,157,699	28,518,358

Total deposits	¥138,431,418	¥134,404,652

Borrowings

Borrowings include unsubordinated borrowings, subordinated borrowings, liabilities associated with securitization transactions of our own assets, and lease liabilities. At March 31, 2020, our borrowings were ¥17,121,362 million, an increase of ¥4,953,504 million, or 41%, from ¥12,167,858 million at March 31, 2019. The increase was primarily due to an increase in unsubordinated borrowings reflecting the effect of additional monetary easing by the BOJ.

The following table shows the balances with respect to our borrowings at March 31, 2020 and 2019.

	At March 31,
	2020	2019
	(In millions)
Unsubordinated borrowings	¥15,208,696	¥10,632,213
Subordinated borrowings	254,064	273,819
Liabilities associated with securitization transactions	1,272,714	1,231,447
Lease liabilities(1)	385,888	30,379

Total borrowings	¥17,121,362	¥12,167,858

(1)

Lease liabilities at March 31, 2020 and March 31, 2019 are recognized and measured under IFRS 16 and IAS 17 “Leases,” respectively. For additional information, refer to Note 2 “Summary of Significant Accounting Policies” to our consolidated financial statements included elsewhere in this report.

Debt Securities in Issue

Debt securities in issue at March 31, 2020 were ¥10,985,048 million, a decrease of ¥186,161 million, or 2%, from ¥11,171,209 million at March 31, 2019, primarily due to a decrease in commercial paper, which was partially offset by an increase in unsubordinated bonds.

	At March 31,
	2020	2019
	(In millions)
Commercial paper	¥1,736,702	¥2,440,515
Unsubordinated bonds	7,693,431	7,135,367
Subordinated bonds	1,554,915	1,595,327

Total debt securities in issue	¥10,985,048	¥11,171,209

For additional information, see Note 19 “Debt Securities in Issue” to our consolidated financial statements included elsewhere in this annual report, which sets forth summaries of debt securities in issue with their contractual interest rates and currencies.

In the normal course of business, we enter into contractual obligations that require future cash payments. “Item 5.F. Tabular Disclosure of Contractual Obligations” sets forth a summary of our contractual cash obligations at March 31, 2020.

Total Equity

Our total equity decreased by ¥838,568 million from ¥11,773,446 million at March 31, 2019 to ¥10,934,878 million at March 31, 2020, primarily due to decreases in non-controlling interests and other reserves. The decrease in non-controlling interests was mainly due to the redemption of preferred securities. The decrease in other reserves was primarily due to a decrease in financial instruments at fair value through other comprehensive income reserve reflecting a decline in the fair value of domestic equity instruments. For more information, see Note 24 “Shareholders’ Equity” and Note 25 “Non-controlling Interests and Equity Attributable to Other Equity Instruments Holders” to our consolidated financial statements included elsewhere in this annual report.

	At March 31,
	2020	2019
	(In millions)
Capital stock	¥2,339,965	¥2,339,443
Capital surplus	728,551	726,012
Retained earnings	5,609,854	5,715,101
Treasury stock	(13,984)	(16,302)

Equity excluding other reserves	8,664,386	8,764,254
Other reserves	1,525,720	1,916,366

Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.	10,190,106	10,680,620
Non-controlling interests	60,296	494,123
Equity attributable to other equity instruments holders	684,476	598,703

Total equity	¥10,934,878	¥11,773,446

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

	At and for the fiscal year ended March 31, 2020
	Total equity	Net profit
	(In millions)
IFRS	¥10,934,878	¥230,983
Differences arising from different accounting for:
1. Scope of consolidation	143,699	3,311
2. Derivative financial instruments	496,548	163,268
3. Investment securities	(321,480)	115,282
4. Loans and advances	404,342	115,950
5. Investments in associates and joint ventures	142,014	190,839
6. Property, plant and equipment	20,561	30,546
7. Lease accounting	1,762	(383)
8. Defined benefit plans	60,060	32,646
9. Deferred tax assets	(68,207)	13,313
10. Foreign currency translation	—	(11,900)
11. Classification of equity and liability	(689,111)	(12,731)
Others	(111,174)	(20,933)
Tax effect of the above	(228,988)	(129,229)

Japanese GAAP	¥10,784,904	¥720,962

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

Under Japanese GAAP, the allowance for loan losses is calculated based on credit assessments at the end of the reporting period. A collective allowance is calculated using historical loss experience based on historical results according to the obligor grade, adding forward looking information as appropriate. The allowance for specifically identified significant loans is calculated by the discounted cash flow (“DCF”) method, which is based on the present value of reasonably estimated cash flows discounted at the original contractual interest rate of the relevant loan. For the remaining loans, an individual allowance is calculated based on the estimated uncollectible amount considering historical loss experience and the recoveries from collateral, guarantees and any other collectible cash flows.

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

Furthermore, under IFRS, when any indication that assets may be impaired exists, the recoverable amount of an asset shall be determined. If the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset shall be reduced to its recoverable amount and an impairment loss is recognized to the extent that the carrying amount of the asset exceeds its recoverable amount. On the other hand, under Japanese GAAP, when there is an indicator of impairment, whether impairment exists shall be determined by comparing the carrying amount of the asset to the undiscounted future cash flow. Then, if the undiscounted cash flows are lower than the carrying amount, the carrying amount is not considered to be recoverable and an impairment loss is recognized for the difference between the carrying amount and the recoverable amount.

7.	Lease accounting

Under Japanese GAAP, a lease transaction as a lessee is classified as either a finance lease or an operating lease. Finance leases are recognized as assets and liabilities in statements of financial position, so there is no significant difference from IFRS. On the other hand, a lessee does not recognize assets and liabilities for operating leases. Operating lease payments are recognized in the consolidated income statements on a straight-line basis over the lease term. Under IFRS, a single lessee accounting model, whereby a lessee accounts for all leases in the same way, requires a lessee to recognize a right of use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments at the commencement date. After the commencement date, a right of use asset is measured applying the straight-line method of depreciation, and a lease liability is measured by increasing the carrying amount to reflect interest and reducing the carrying amount to reflect the lease payments.

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

As shown in the following table, total deposits increased by ¥4,026,766 million, or 3%, from ¥134,404,652 million at March 31, 2019 to ¥138,431,418 million at March 31, 2020. The balance of deposits at March 31, 2020 exceeded the balance of loans and advances by ¥43,759,600 million, primarily due to the stable deposit base in Japan. Our loan-to-deposit ratio (total loans and advances divided by total deposits) in the same period was 68%, which contributed greatly to the reduction of our liquidity risk. Our balances of large-denomination domestic yen time deposits are stable due to the historically high rollover rate of our corporate customers and individual depositors.

	At March 31,
	2020	2019
	(In millions)
Loans and advances	¥94,671,818	¥90,682,938
Deposits	138,431,418	134,404,652

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

We believe we are able to access such sources of liquidity on a stable and flexible basis by keeping credit ratings at a high level. The following table shows credit ratings assigned to the Company by Moody’s, S&P and Fitch at May 31, 2020:

At May 31, 2020
Moody’s			S&P			Fitch
Long-term	Outlook	Short-term	Long-term	Outlook	Short-term	Long-term	Outlook	Short-term
A1	S	P-1	A-	S	—	A	N	F1

The following table shows credit ratings assigned to SMBC by Moody’s, S&P and Fitch at May 31, 2020:

At May 31, 2020
Moody’s			S&P			Fitch
Long-term	Outlook	Short-term	Long-term	Outlook	Short-term	Long-term	Outlook	Short-term
A1	S	P-1	A	S	A-1	A	N	F1

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

The guidelines published by the FSA for LCR applicable to banks and bank holding companies with international operations are based on the full text of the LCR standard issued by the BCBS in January 2013. Under these guidelines, banks and bank holding companies with international operations must maintain LCR of at least 100% on both a consolidated basis and a nonconsolidated basis. The following table shows the LCRs of the Company and SMBC for the three months ended March 31, 2020. Each figure is calculated based on our financial statements prepared in accordance with Japanese GAAP, as required by the FSA’s LCR guidelines.

For the three months ended March 31, 2020(1)
SMFG (consolidated)	125.6%
SMBC (consolidated)	129.5%
SMBC (nonconsolidated)	135.3%

(1)

Under the FSA’s LCR guidelines, LCR is set as the three-month average of the daily LCRs for the three months ended March 31, 2020, which is calculated by dividing the balance of high-quality liquid assets by the total net cash outflows on a daily basis for the same three months.

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

In addition to the above-mentioned minimum capital requirements and capital buffer requirements under Basel III, organizations identified by the FSB as G-SIBs, which includes us, are required to maintain an additional 1% to 2.5% of Common Equity Tier 1 capital as a percentage of risk-weighted assets, which is commonly referred to as the G-SIB capital surcharge, based on the organization’s size, interconnectedness, substitutability, complexity and cross-jurisdictional activity as determined by the FSB. The amount of G-SIB capital surcharge that applies to us based on the FSB’s determination is 1%.

To reflect the Basel III framework, the FSA changed its capital adequacy guidelines. The minimum Common Equity Tier 1 capital requirement and Tier 1 capital requirement have been 4.5% and 6%, respectively since March 2015. The capital conservation buffer, countercyclical buffer and the G-SIB capital surcharge started to be phased in from March 31, 2016 and have been fully applied from March 31, 2019 under the FSA capital adequacy guidelines.

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

In December 2017, the definition and requirements of the leverage ratio were revised as part of the finalized Basel III reforms, under which the leverage ratio is to be based on a Tier 1 definition of capital and with the minimum leverage ratio of 3%. Under the finalized Basel III reforms, G-SIBs are required to meet a leverage ratio buffer, which will take the form of a Tier 1 capital buffer set at 50% of the applicable G-SIB capital surcharge. Various refinements were also made to the definition of the leverage ratio exposure measure. The leverage ratio requirements under the definition based on the framework issued by the BCBS in January 2014 were implemented as a Pillar 1 measurement from January 2018, and those under the revised definition and the leverage ratio buffer requirement for G-SIBs will be implemented as a Pillar 1 measurement from January 1, 2023.

On March 15, 2019, the FSA published its guidelines for the leverage ratio applicable to banks with international operations, which have been applied from March 31, 2019. Under the FSA’s guidelines for the leverage ratio, banks with international operations must maintain a leverage ratio of at least 3% on both a consolidated basis and a nonconsolidated basis from March 31, 2019.

The table below presents our risk-weighted capital ratios, total capital, risk-weighted assets and leverage ratio under Japanese GAAP at March 31, 2020, based on the Basel III rules.

At March 31, 2020
(In billions, except percentages)
SMFG Consolidated:
Total risk-weighted capital ratio	18.75%
Tier 1 risk-weighted capital ratio	16.63%
Common Equity Tier 1 risk-weighted capital ratio	15.55%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥11,552.0
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	10,249.9
Common Equity Tier 1 capital	9,581.3
Risk-weighted assets	61,599.1
The amount of minimum total capital requirements(1)	4,927.9

Leverage ratio	4.31%

(1)	The amount of minimum total capital requirements is calculated by multiplying risk-weighted assets by 8%.

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

Set forth below is a table of risk-weighted capital ratios, total capital, risk-weighted assets and leverage ratio of SMBC at March 31, 2020 on a consolidated and nonconsolidated basis.

At March 31, 2020
(In billions, except percentages)
SMBC Consolidated:
Total risk-weighted capital ratio	18.06%
Tier 1 risk-weighted capital ratio	15.80%
Common Equity Tier 1 risk-weighted capital ratio	13.70%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥10,107.2
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	8,842.3
Common Equity Tier 1 capital	7,669.2
Risk-weighted assets	55,953.8
The amount of minimum total capital requirements(1)	4,476.3

Leverage ratio	3.97%

SMBC Nonconsolidated:
Total risk-weighted capital ratio	17.61%
Tier 1 risk-weighted capital ratio	15.23%
Common Equity Tier 1 risk-weighted capital ratio	13.01%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥9,202.0
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	7,959.8
Common Equity Tier 1 capital	6,800.3
Risk-weighted assets	52,248.9
The amount of minimum total capital requirements(1)	4,179.9

(1)	The amount of minimum total capital requirements is calculated by multiplying risk-weighted assets by 8%.

Our securities subsidiary in Japan, SMBC Nikko Securities is also subject to capital adequacy requirements under the FIEA described in “Item 4.B. Business Overview—Regulations in Japan—Regulations Regarding Capital Adequacy and Liquidity.” At March 31, 2020, the capital adequacy ratio was 318.7% for SMBC Nikko Securities, and sufficiently above 140%, below which level it would be required to file daily reports with the Commissioner of the FSA.

5.C.    RESEARCH, DEVELOPMENT, PATENTS AND LICENSES

We did not conduct any significant research and development activities for the fiscal year ended March 31, 2020. However, there are certain research and development activities for our information system infrastructure.

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

The table below shows the nominal amounts of undrawn loan commitments, and financial guarantees and other credit-related contingent liabilities at March 31, 2020 and 2019.

	At March 31,
	2020	2019
	(In millions)
Loan commitments	¥62,151,698	¥62,724,820
Financial guarantees and other credit-related contingent liabilities	9,204,996	9,409,066

Total	¥71,356,694	¥72,133,886

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

5.F.    TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

In the normal course of business, we enter into contractual obligations that require future cash payments. The following table sets forth a summary of our contractual cash obligations at March 31, 2020.

	At March 31, 2020
	Due in one year or less	Due from one year to three years	Due from three years to five years	Due after five years	Total(1)
			(In millions)
Time deposits	¥21,283,965	¥2,729,175	¥445,095	¥570,314	¥25,028,549
Negotiable certificate of deposits	9,488,289	674,432	17,715	—	10,180,436
Borrowings	10,404,756	2,527,554	1,923,192	1,872,774	16,728,276
Debt securities in issue	3,048,055	2,241,586	1,916,987	3,512,194	10,718,822
Lease liabilities	78,719	107,638	68,788	145,722	400,867
Purchase obligation(2)	88,030	13,326	771	804	102,931

Total	¥44,391,814	¥8,293,711	¥4,372,548	¥6,101,808	¥63,159,881

(1)	The amount of interest on debt instruments is not included in the maturity table above due to its insignificance.
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

Our board of directors is comprised of fifteen directors, seven of whom are outside directors as defined under the Companies Act. In addition, our board of directors has elected thirteen corporate executive officers.

For more information, see “Item 6.C. Board Practices.”

Directors

At June 26, 2020, the following directors held the indicated positions with us:

Name (Date of birth)	Current positions and principal outside positions	Business experience
Takeshi Kunibe (March 8, 1954)	Chairman of the Board of the Company	April 1976	Joined Sumitomo Bank
		June 2003	Executive Officer of SMBC
		October 2006	Managing Executive Officer of SMBC
		April 2007	Managing Executive Officer of the Company
		June 2007	Director of the Company
		April 2009	Director and Senior Managing Executive Officer of SMBC
		April 2011	President and Chief Executive Officer of SMBC
		April 2017	President of the Company
Resigned as Director of SMBC
		June 2017	Director President of the Company
		April 2019	Chairman of the Board of the Company (to present)
Jun Ohta (February 12, 1958)	Director President of the Company (Representative Corporate Executive Officer) Group Chief Executive Officer, or CEO	April 1982	Joined Sumitomo Bank
		April 2009	Executive Officer of SMBC
		April 2012	Managing Executive Officer of SMBC
		April 2013	Managing Executive Officer of the Company
		April 2014	Senior Managing Executive Officer of the Company
Senior Managing Executive Officer of SMBC
		June 2014	Director of the Company
		April 2015	Director and Senior Managing Executive Officer of SMBC
		April 2017	Director and Deputy President of the Company
Resigned as Director of SMBC
		June 2017	Director Deputy President and Corporate Executive Officer of the Company
		March 2018	Director and Deputy President of SMBC
		April 2019	Director President of the Company (to present)
Resigned as Director of SMBC
Makoto Takashima (March 31, 1958)	Director of the Company	April 1982	Joined Sumitomo Bank
	President of SMBC	April 2009	Executive Officer of SMBC
		April 2012	Managing Executive Officer of SMBC
		April 2014	Senior Managing Executive Officer of SMBC
		December 2016	Director and Senior Managing Executive Officer of SMBC
		April 2017	President of SMBC (to present)
		June 2017	Director of the Company (to present)

Name (Date of birth)	Current positions and principal outside positions	Business experience
Haruyuki Nagata (February 20, 1963)

Director Senior Managing Corporate Executive Officer of the Company

Group Chief Risk Officer, or CRO

Officer in charge of Corporate Risk Management Department, Risk Management Department, Americas Division and Credit & Investment Planning Department

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
Toru Nakashima (September 14, 1963)

Director Senior Managing Corporate Executive Officer of the Company

Group Chief Financial Officer, or CFO, and Group Chief Strategy Officer, or CSO

Officer in charge of Public Relations Department, Corporate Planning Department, Business Development Department and Financial Accounting Department

Director and Senior Managing Executive Officer of SMBC

		April 1986	Joined Sumitomo Bank
		April 2014	Executive Officer of SMBC
		April 2015	General Manager of Corporate Planning Department of the Company
		April 2016	Managing Executive Officer of SMBC
		April 2017	Managing Executive Officer of the Company
		March 2019	Director and Managing Executive Officer of SMBC
		April 2019	Senior Managing Corporate Executive Officer of the Company
Director and Senior Managing Executive Officer of SMBC (to present)
		June 2019	Director Senior Managing Corporate Executive Officer of the Company (to present)
Atsuhiko Inoue (July 3, 1957)	Director of the Company Director of SMBC	April 1981	Joined Sumitomo Bank
		April 2008	Executive Officer of SMBC
		April 2011	Managing Executive Officer of SMBC
		April 2014	Senior Managing Executive Officer of the Company
Director and Senior Managing Executive Officer of SMBC
		June 2014	Director of the Company
		April 2015	Resigned as Director of the Company
Senior Managing Executive Officer of SMBC
		June 2019	Director of the Company (to present)
Director of SMBC (to present)
Toru Mikami (August 27, 1960)	Director of the Company	April 1984	Joined Sumitomo Bank
		April 2006	General Manager of Legal Department of SMBC
		April 2013	Co-General Manager of General Affairs Department of the Company
		April 2015	Senior Manager of Head Office of SMBC
		June 2015	Standing Corporate Auditor of the Company
		June 2017	Director of the Company (to present)

Name (Date of birth)	Current positions and principal outside positions	Business experience
Yoshihiko Shimizu (December 3, 1955)	Director of the Company Representative Director, Chairman of SMBC Nikko Securities Inc. (“SMBC Nikko Securities”)	April 1978	Joined Sumitomo Bank
		April 2004	Executive Officer of SMBC
		April 2008	Managing Executive Officer of SMBC
		April 2010	Director and Senior Managing Executive Officer of SMBC
		April 2012	Director and Deputy President of SMBC
		April 2014	Director and Deputy Chairman of SMBC
		May 2015	Resigned as Director of SMBC
		June 2015	Advisor of SMBC Nikko Securities
		September 2015	Representative Director, Deputy President of SMBC Nikko Securities
		April 2016	Representative Director, President & CEO of SMBC Nikko Securities
		April 2020	Representative Director, Chairman of SMBC Nikko Securities (to present)
		June 2020	Director of the Company (to present)
Masayuki Matsumoto(1) (April 14, 1944)	Director of the Company Special Advisor of Central Japan Railway Company	April 1967	Joined the Japanese National Railways
		April 1987	Joined Central Japan Railway Company
		June 2004	President and Representative Director of Central Japan Railway Company
		April 2010	Vice Chairman and Representative Director of Central Japan Railway Company
		January 2011	Resigned as Director of Central Japan Railway Company
		January 2011	President of Japan Broadcasting Corporation
		January 2014	Retired from Japan Broadcasting Corporation
		April 2014	Special Advisor of Central Japan Railway Company (to present)
		June 2015	Director of SMBC
		June 2017	Director of the Company (to present)
Retired as Director of SMBC
Arthur M. Mitchell(1) (July 23, 1947)	Director of the Company	July 1976	Registered as an attorney at law, admitted in New York, the U.S.A. (to present)
		January 2003	General Counsel of the Asian Development Bank
		September 2007	Joined White & Case LLP
		January 2008	Registered as Foreign Attorney in Japan (to present)
Registered Foreign Attorney in Japan at White & Case LLP (to present)
		June 2015	Director of the Company (to present)

Name (Date of birth)	Current positions and principal outside positions	Business experience
Shozo Yamazaki(1) (September 12, 1948)	Director of the Company	November 1970	Joined Tohmatsu Awoki & Co. (currently Deloitte Touche Tohmatsu LLC)
		September 1974	Registered as a certified public accountant (to present)
		July 1991	Representative Partner of Tohmatsu & Co. (currently Deloitte Touche Tohmatsu LLC)
		June 2010	Retired from Deloitte Touche Tohmatsu LLC
		July 2010	Chairman and President of The Japanese Institute of Certified Public Accountants
		July 2013	Advisor of The Japanese Institute of Certified Public Accountants (to present)
		April 2014	Professor of Tohoku University Accounting School
		June 2017	Director of the Company (to present)
Masaharu Kohno(1) (December 21, 1948)	Director of the Company	April 1973	Joined Ministry of Foreign Affairs of Japan
		August 2005	Director-General of Foreign Policy Bureau in Ministry of Foreign Affairs of Japan
		January 2007	Deputy Minister for Foreign Affairs (in charge of economy) of Ministry of Foreign Affairs of Japan
		February 2009	Ambassador of Japan to Russia
		May 2009	Ambassador of Japan to Russia, Armenia, Turkmenistan and Belarus
		March 2011	Ambassador of Japan to Italy
		May 2011	Ambassador of Japan to Italy, Albania, San Marino and Malta
		September 2014	Retired from office
		June 2015	Director of the Company (to present)
Yoshinobu Tsutsui(1) (January 30, 1954)	Director of the Company Chairman of Nippon Life Insurance Company	April 1977	Joined Nippon Life Insurance Company
		July 2004	Director of Nippon Life Insurance Company
		January 2007	Director and Executive Officer of Nippon Life Insurance Company
		March 2007	Director and Managing Executive Officer of Nippon Life Insurance Company
		March 2009	Director and Senior Managing Executive Officer of Nippon Life Insurance Company
		March 2010	Representative Director and Senior Managing Executive Officer of Nippon Life Insurance Company
		April 2011	President of Nippon Life Insurance Company
		June 2017	Director of the Company (to present)
		April 2018	Chairman of Nippon Life Insurance Company (to present)
Katsuyoshi Shinbo(1) (April 8, 1955)	Director of the Company	April 1984	Registered as an attorney at law (to present)
		November 1999	Attorney at law at Shinbo Law Office (currently Shinbo & Partners) (to present)
		June 2015	Corporate Auditor of SMBC
		June 2017	Director of the Company (to present)
Resigned as Corporate Auditor of SMBC

Name (Date of birth)	Current positions and principal outside positions	Business experience
Eriko Sakurai(1) (November 16, 1960)	Director of the Company Chairman and CEO of Dow Toray Co., Ltd. Executor, Dow Switzerland Holding GmbH, which is a Representative Partner of Dow Silicones Holding Japan G.K.	June 1987	Joined Dow Corning Corporation
		May 2008	Director of Dow Corning Toray Co., Ltd.
		March 2009	Chairman and CEO of Dow Corning Toray Co., Ltd.
		May 2011	Regional President -Japan/Korea of Dow Corning Corporation
		February 2015	President and Representative Director of Dow Corning Holding Japan Co., Ltd.
		June 2015	Director of the Company (to present)
		May 2018	Executor, Dow Switzerland Holding GmbH, which is a Representative Partner of Dow Silicones Holding Japan G.K. (to present)
		June 2018	Chairman and CEO of Dow Toray Co., Ltd. (to present)

(1)	Messrs. and Ms. Matsumoto, Mitchell, Yamazaki, Kohno, Tsutsui, Shinbo and Sakurai satisfy the requirements for an “outside director” under the Companies Act.

Corporate Executive Officers

At June 26, 2020, the following corporate executive officers held the indicated positions with us:

Name (Date of birth)	Current positions and principal outside positions	Business experience
Jun Ohta (February 12, 1958)	See “Directors” under this Item 6.A.	See “Directors” under this Item 6.A.
Gotaro Michihiro (March 30, 1959)	Deputy President and Corporate Executive Officer of the Company (Representative Corporate Executive Officer) Co-Head of Wholesale Business Unit Director and Deputy President of SMBC	April 1983	Joined Sumitomo Bank
		April 2012	Executive Officer of SMBC
		April 2013	Managing Executive Officer of SMBC
		April 2017	Senior Managing Executive Officer of the Company
Senior Managing Executive Officer of SMBC
		March 2019	Director and Senior Managing Executive Officer of SMBC
		April 2019	Deputy President and Corporate Executive Officer of the Company (to present)
Director and Deputy President of SMBC (to present)
Masahiko Oshima (September 13, 1960)

Deputy President and Corporate Executive Officer of the Company
(Representative Corporate Executive Officer)

Head of Global Business Unit
(former International Business Unit)

Director and Deputy President of SMBC

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

Group Chief Human Resources Officer, or CHRO

Officer in charge of General Affairs Department, Human Resources Department, Quality Management Department and Administrative Services Department

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
Katsunori Tanizaki (April 12, 1957)

Senior Managing Corporate Executive Officer of the Company

Group Chief Digital Innovation Officer, or CDIO

Officer in charge of Digital Solution Division and Digital Strategy Department

Senior Managing Executive Officer of SMBC

		April 1982	Joined Sumitomo Bank
		April 2010	Executive Officer of SMBC
		April 2013	Managing Executive Officer of SMBC
		April 2015	Senior Managing Executive Officer of the Company
Director and Senior Managing Executive Officer of SMBC
		June 2015	Director of the Company
		April 2017	Director and Senior Managing Executive Officer of the Company
		June 2017	Director Senior Managing Corporate Executive Officer of the Company
		April 2019	Senior Managing Executive Officer of SMBC (to present)
		June 2019	Senior Managing Corporate Executive Officer of the Company (to present)
Naoki Tamura (July 9, 1961)	Senior Managing Corporate Executive Officer of the Company Head of Retail Business Unit Senior Managing Executive Officer of SMBC	April 1984	Joined Sumitomo Bank
		April 2012	Co-General Manager of Corporate Risk Management Department of the Company
Executive Officer of SMBC
		April 2015	Managing Executive Officer of SMBC

		April 2017	Managing Executive Officer of the Company
		April 2018	Senior Managing Corporate Executive Officer of the Company (to present)
Senior Managing Executive Officer of SMBC (to present)

Name (Date of birth)	Current positions and principal outside positions	Business experience

Kimio Matsuura (February 4, 1960)	Senior Managing Corporate Executive Officer of the Company Co-Head of Wholesale Business Unit Senior Managing Executive Officer of SMBC	April 1984	Joined Sumitomo Bank
		April 2012	Executive Officer of SMBC
		April 2014	Managing Executive Officer of SMBC
		April 2017	Senior Managing Executive Officer of SMBC (to present)
		April 2018	Senior Managing Executive Officer of the Company
		April 2019	Senior Managing Corporate Executive Officer of the Company (to present)

Haruyuki Nagata (February 20, 1963)	See “Directors” under this Item 6.A.	See “Directors” under this Item 6.A.

Toru Nakashima (September 14, 1963)	See “Directors” under this Item 6.A.	See “Directors” under this Item 6.A.

Tetsuro Imaeda (May 2, 1962)	Senior Managing Corporate Executive Officer of the Company Group Chief Compliance Officer, or CCO Officer in charge of Compliance Department Director and Senior Managing Executive Officer of SMBC	April 1986	Joined Sumitomo Bank
		April 2014	Executive Officer of SMBC
		September 2016	Managing Executive Officer of SMBC
		April 2017	Managing Executive Officer of the Company
		April 2020	Senior Managing Executive Officer of the Company
Senior Managing Executive Officer of SMBC
		May 2020	Senior Managing Corporate Executive Officer of the Company (to present)
Director and Senior Managing Executive Officer of SMBC (to present)
Fumiharu Kozuka (December 8, 1961)	Senior Managing Corporate Executive Officer of the Company Group Chief Audit Executive, or CAE Officer in charge of Audit Department	April 1986	Joined Mitsui Bank
		April 2015	Executive Officer of SMBC
		April 2017	Managing Executive Officer of SMBC
		March 2019	Director and Managing Executive Officer of SMBC
		April 2019	Director and Senior Managing Executive Officer of SMBC
		April 2020	Senior Managing Corporate Executive Officer of the Company (to present)
Resigned as Director of SMBC
Masamichi Koike (October 25, 1963)	Senior Managing Corporate Executive Officer of the Company Head of Global Markets Business Unit Senior Managing Executive Officer of SMBC	April 1987	Joined Taiyo Kobe Bank
		April 2015	Executive Officer of SMBC
		July 2017	Executive Officer of the Company
		April 2018	Managing Executive Officer of the Company
Managing Executive Officer of SMBC
		April 2020	Senior Managing Corporate Executive Officer of the Company (to present)
Senior Managing Executive Officer of SMBC (to present)

Name (Date of birth)	Current positions and principal outside positions	Business experience

Shoji Masuda (July 22, 1963)

Senior Managing Corporate Executive Officer of the Company

Group Chief Information Officer, or CIO

Officer in charge of IT Planning Department, System Security Planning Department, Data Management Department and Operations Planning Department

Director and Senior Managing Executive Officer of SMBC

		April 1987	Joined Sumitomo Bank
		April 2014	General Manager of IT Planning Department of the Company
General Manager of IT Planning Department of SMBC
		April 2016	Executive Officer of SMBC
		April 2017	Executive Officer of the Company
		April 2018	Managing Executive Officer of the Company
Managing Executive Officer of SMBC
		March 2019	Director and Managing Executive Officer of SMBC
		April 2019	Managing Corporate Executive Officer of the Company
		April 2020	Senior Managing Corporate Executive Officer of the Company (to present)
Director and Senior Managing Executive Officer of SMBC (to present)

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

6.B.    COMPENSATION

The aggregate amounts of compensation paid by us during the fiscal year ended March 31, 2020 to our directors and to our corporate executive officers were ¥533 million and ¥989 million, respectively.

The following table sets forth the details of individual compensation, disclosed pursuant to the provision of the FIEA and related ordinance, by SMFG and its subsidiaries in amounts equal to or exceeding ¥100 million during the fiscal year ended March 31, 2020:

	Compensation
Director	Aggregate amount	Paid by	Annual salary	Stock compensation	Bonus
	(In millions)(1)
Takeshi Kunibe	¥138	SMFG	¥79	¥23	¥35
Makoto Takashima	¥150	SMFG	¥14	¥—	¥—
		SMBC	76	23	35
Jun Ohta	¥137	SMFG	¥80	¥19	¥35
		SMBC	—	1	—

(1)	Amounts less than one million yen have been truncated.

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

Our board of directors held 12 meetings during the fiscal year ended March 31, 2020. The average attendance rate was 100%.

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

Our nominating committee held 5 meetings during the fiscal year ended March 31, 2020. The average attendance rate was 97%.

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

Our audit committee held 15 meetings during the fiscal year ended March 31, 2020. The average attendance rate was 100%.

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

Our compensation committee held 6 meetings during the fiscal year ended March 31, 2020. The average attendance rate was 97%.

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

Corporate executive officers

Under the Companies Act, a company with three statutory committees must have one or more corporate executive officers. We currently have thirteen corporate executive officers. All corporate executive officers are elected by our directors at a board of directors meeting. The term of office of a corporate executive officer expires upon conclusion of the first board of directors meeting called after conclusion of the ordinary general meeting of shareholders for the last business year ending within one year from the time of their election. The board of directors shall appoint representative executive officers from among the corporate executive officers.

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

At the operational level, we have created the Management Committee to act as the top decision-making body with respect to business administration and management supervision of the entire SMBC Group. The committee is chaired by the President and Group CEO with other members including our corporate executive officers and other officers designated by the President and Group CEO. The President and Group CEO considers important matters relating to the execution of business in accordance with the basic policies set by the board of directors and based on discussions held by the committee members.

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

6.D.    EMPLOYEES

At March 31, 2020, 2019 and 2018, on a consolidated basis, we had approximately 86,400, 86,700 and 73,000 employees, respectively, including locally hired staff in our foreign offices but excluding temporary employees. We also had an average of approximately 11,900 temporary employees during the fiscal year ended March 31, 2020.

The following tables show our full-time employees at March 31, 2020 on a consolidated basis under Japanese GAAP broken down based on business segment and geographical location:

Percentage of full-time employees at March 31, 2020
Business segment:
Wholesale Business Unit	9%
Retail Business Unit	38
International Business Unit	34
Global Markets Business Unit	1
Head office account and others	18

Total	100%

Percentage of full-time employees at March 31, 2020
Location:
Japan	66%
Americas	3
Europe and Middle East	2
Asia and Oceania	29

Total	100%

More than half of our employees are members of workers’ unions, which negotiate with management concerning remuneration and working conditions. We consider our labor relations to be good.

We consider our level of remuneration, fringe benefits (including an employee share ownership program), working conditions and other allowances, which include lump-sum payments and annuities to employees upon retirement, to be generally competitive with those offered by other large enterprises in Japan.

6.E.    SHARE OWNERSHIP

Shareholdings by Directors and Senior Management

The following table shows the number of shares of our common stock owned by our directors and corporate executive officers at June 26, 2020:

Number of shares owned
Directors and corporate executive officers:
Takeshi Kunibe	58,331
Jun Ohta	25,715
Makoto Takashima	31,187
Haruyuki Nagata	19,492
Toru Nakashima	15,914
Atsuhiko Inoue	20,907
Toru Mikami	1,800
Yoshihiko Shimizu	12,799
Masayuki Matsumoto	1,500
Arthur M. Mitchell	700
Shozo Yamazaki	700
Masaharu Kohno	—
Yoshinobu Tsutsui	—
Katsuyoshi Shinbo	1,500
Eriko Sakurai	2,200
Gotaro Michihiro	21,050
Masahiko Oshima	20,757
Toshikazu Yaku	20,119
Katsunori Tanizaki	19,045
Naoki Tamura	18,619
Kimio Matsuura	19,954
Tetsuro Imaeda	8,187
Fumiharu Kozuka	20,404
Masamichi Koike	11,117
Shoji Masuda	10,341

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

Plan I (medium-term performance share plan) has an evaluation period of three years, corresponding with our medium-term management plan. Executives are initially allotted shares of restricted stock equivalent to the monetary amount determined based on the executive’s corporate title. After the completion of the evaluation period, our compensation committee reviews the progress of our medium-term management plan, performance of our common stock, and results of customer satisfaction surveys and other factors, to determine a final amount to be released from transfer restrictions. In case the final amount falls below the initial amount, we retrieve all or part of the allotted shares at no cost.

Under Plan II (annual performance share plan), executives are allotted shares of restricted stock equivalent to a certain portion of the monetary amount determined based on the annual performance of SMFG and SMBC, as well as on the individual performance of the executives reviewed both from short-term and medium-to-long-term perspectives. The remainder is paid to the executives as a cash bonus. Transfer restrictions on these shares are released evenly over the three-year period following the year of allotment.

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

Directors of SMFG : 6 persons 8,388 shares

Corporate executive officers of SMFG: 5 persons 3,852 shares

Executive officers of SMFG: 42 persons 25,544 shares

Directors of SMFG’s subsidiaries: 16 persons 35,289 shares

Executive officers, etc. of SMFG’s subsidiaries: 85 persons 253,257 shares

July 29, 2019	¥3,828 per share	272,536 shares of common stock of the Company

Directors of SMFG : 7 persons 9,926 shares

Corporate executive officers of SMFG: 6 persons 4,191 shares

Executive officers of SMFG: 37 persons 27,419 shares

Directors of SMFG’s subsidiaries: 14 persons 25,879 shares

Executive officers, etc. of SMFG’s subsidiaries: 91 persons 205,121 shares

Employee Stock Ownership Associations

We have employee stock ownership associations in Japan for our and our subsidiaries’ employees. Members of the employee stock ownership associations set aside certain amounts from their monthly salary to purchase our common stock through the relevant employee stock ownership association. The administrator of each association makes open-market purchases of our common stock for the account of the association on a monthly basis. We and our subsidiaries contribute matching funds equivalent to 5% of the amount purchased by the relevant association. At March 31, 2020, none of the employee stock ownership associations held more than 1% of our common stock.

Item 7.	Major Shareholders and Related Party Transactions

7.A.    MAJOR SHAREHOLDERS

Major Shareholders

Our major shareholders, appearing on our register of common shareholders at March 31, 2020, were as follows:

	Number of shares held(2)	Percentage of shares issued(1)(2)
Name:
The Master Trust Bank of Japan, Ltd. (Trust Account)	97,156,600	7.09%
Japan Trustee Services Bank, Ltd. (Trust Account)	78,332,600	5.71%
Japan Trustee Services Bank, Ltd. (Trust Account 9)	40,332,600	2.94%
Japan Trustee Services Bank, Ltd. (Trust Account 7)	29,320,200	2.14%
NATSCUMCO	28,121,342	2.05%
Japan Trustee Services Bank, Ltd. (Trust Account 5)	27,785,900	2.02%
JP MORGAN CHASE BANK 385151	26,387,481	1.92%
SSBTC CLIENT OMNIBUS ACCOUNT.	25,409,243	1.85%
STATE STREET BANK WEST CLIENT—TREATY 505234	19,353,327	1.41%
Barclays Securities Japan Limited	18,484,174	1.34%

(1)	Percentages are calculated based on the total number of shares of common stock then issued, excluding our treasury stock, and have been truncated to the nearest second decimal point.
(2)

On February 6, 2020, BlackRock, Inc. filed a Schedule 13G with the SEC, indicating that BlackRock, Inc. and its subsidiaries beneficially held 84,195,306 shares of our common stock, representing 6.1% of our outstanding common stock at December 31, 2019. On April 7, 2020, Nomura Securities Co., Ltd. submitted a filing to the Kanto Local Finance Bureau indicating that Nomura Securities Co., Ltd. and its affiliate held 70,759,192 shares of our common stock, representing 5.15% of our outstanding common stock at March 31, 2020. On June 4, 2020, Sumitomo Mitsui Trust Asset Management Co., Ltd. submitted a filing to the Kanto Local Finance Bureau indicating that Sumitomo Mitsui Trust Asset Management Co., Ltd. and its affiliate held 75,961,300 shares of our common stock, representing 5.53% of our outstanding common stock at May 29, 2020.

Our major shareholders do not have different voting rights.

Shareholders in the United States

Because some of our common stock was held by brokers or other nominees, the number of shares held by and the number of beneficiary holders with addresses in the United States is not fully ascertainable. At March 31, 2020, there were 258 record holders of our common stock with addresses in the United States, whose shareholdings represented approximately 18% of our outstanding common stock on that date.

Control of the Company

To our knowledge, we are not directly or indirectly owned or controlled by any another corporation(s), by any foreign government or by any other natural or legal person(s), severally or jointly.

Arrangements for Change in Control of the Company

We know of no arrangements the operation of which may at a later time result in a change of control.

7.B.    RELATED PARTY TRANSACTIONS

We and our banking subsidiaries had, and expect to have in the future, banking transactions and other transactions in the ordinary course of business with our related parties. For the fiscal year ended March 31, 2020, such transactions included, but were not limited to, loans, deposits and guarantees. Furthermore, such transactions were immaterial and were made at prevailing market rates, terms and conditions, and did not involve more than the normal risk of collectibility or present other unfavorable features.

During the fiscal year ended March 31, 2020, none of our directors or corporate executive officers, and none of the close members of their respective families, had any transactions that were material or any transactions that were unusual in their nature or conditions, involving goods, services or tangible or intangible assets, to which we were a party, and no such transactions were proposed at March 31, 2020. During the fiscal year ended March 31, 2020, we made no loans to our directors or corporate executive officers other than those that were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectibility or present other unfavorable features.

7.C.    INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

Item 8.	Financial Information

8.A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Financial Statements

All relevant financial statements are attached hereto. See “Item 18. Financial Statements.” See “Item 5.A. Operating Results—Reconciliation with Japanese GAAP” for a reconciliation of consolidated net profit and total equity for the fiscal year ended March 31, 2020 under IFRS, with those amounts under Japanese GAAP.

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

We have a basic policy of enhancing shareholder value in a sustainable manner by balancing financial soundness, return to shareholders, and investment for growth. We adopt a progressive dividend policy, which does not reduce dividends and at least maintains or increases dividends each year, supported by our sustainable earnings growth, and seek to achieve a dividend payout ratio of 40% on a consolidated net profit basis under Japanese GAAP by the end of the current medium-term management plan.

The following table shows historical aggregate dividend payments per share of our common stock for each of the fiscal years from the fiscal year ended March 31, 2018 through the fiscal year ended March 31, 2020:

	Dividend per share
	Paid(1)	Declared(2)
Fiscal year ended March 31,
2018	¥170	¥155
2019	180	175
2020	190	185

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

Under our articles of incorporation, the record dates for annual dividends and interim dividends are March 31 and September 30, respectively, in each year. In Japan, both “ex-dividend” date (the date from which purchasers at shares through Japanese stock exchanges will not be entitled to the dividends to be paid to registered shareholders as any record date) and the record date for dividends precede the date of determination of the amount of the dividend to be paid. The price of the shares of common stock generally goes ex-dividend on the first business day prior to the record date. The ex-dividend date used to be the second business day prior to the record date, but the settlement period of shares listed on any stock exchange in Japan has been shortened, and the ex-dividend date for any dividend, the record date of which is on or after July 18, 2019 was changed to the first business day prior to the record date. Under our articles of incorporation, we are not obligated to pay any distributions of surplus to be made in cash which have not been received after five years from the commencement date of those distributions.

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

10.D.    EXCHANGE CONTROLS

Japanese Foreign Exchange Regulations

The following is a general summary of major Japanese foreign exchange controls regulations applicable to holders of shares of our common stock or voting rights thereunder who are “Foreign investors,” as described below. The statements regarding Japanese foreign exchange controls regulations set forth below are based on the laws and regulations in force and as interpreted by the Japanese authorities as of the date of this registration statement and are subject to subsequent changes in the applicable Japanese laws or interpretations thereof. This summary is not exhaustive of all possible foreign exchange controls considerations that may apply to a particular investor, and potential investors are advised to satisfy themselves as to the overall foreign exchange controls consequences of the acquisition, ownership and disposition of shares of our common stock or voting rights thereunder by consulting their own advisors.

The Foreign Exchange and Foreign Trade Act of Japan, (the “FEFTA”), and the cabinet orders and ministerial ordinances, collectively known as the Foreign Exchange Act, set forth, among other things, the regulations relating to the receipt by nonresidents of Japan of payment with respect to our shares, and the acquisition and holding of our shares by nonresidents of Japan and foreign investors, both as defined below.

Nonresidents of Japan are individuals who are not residents in Japan and corporations whose principal offices are located outside Japan. Generally, branches and offices of nonresident corporations located in Japan are regarded as residents of Japan while the branches and offices of Japanese corporations located outside Japan are regarded as nonresidents of Japan.

“Foreign investors” are defined as:

(i)	individuals not residing in Japan;

(ii)	corporations which are organized under the laws of foreign countries or whose principal offices are located outside Japan;

(iii)

corporations of which 50% or more of the voting rights are held, directly or indirectly, by individuals not residing in Japan and/or corporations which are organized under the laws of foreign countries or whose principal offices are located outside Japan; and

(iv)

partnerships under the Civil Code of Japan (Act No. 89 of 1896, as amended) established to invest in corporations, limited partnerships for investment under the Limited Partnership Act for Investment of Japan (Act No. 90 of 1998, as amended), or any other similar partnerships under foreign law, of which (a) 50% or more of the total contributions are made by individuals and/or corporations falling within (i), (ii), (iii) above and/or (v) below or any other persons prescribed under the Foreign Exchange Act or (b) a majority of the general partners are individuals and/or corporations falling within (i), (ii), (iii) above and/or (v) below or any other persons prescribed under the Foreign Exchange Act; and

(v)	corporations, a majority of officers (or a majority of officers having the power of representation) of which are individuals not residing in Japan.

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

Inward Direct Investment in Shares of Listed Companies

For the purpose of the regulations in connection with the “inward direct investment” under the Foreign Exchange Act, Japanese listed companies are classified into the following categories:

(i)	companies engaged only in the businesses other than certain businesses (the “Designated Businesses”) designated by the Foreign Exchange Act as Designated Businesses;

(ii)	companies engaged in the certain Designated Businesses designated by the Foreign Exchange Act as core sector businesses (the “Core Sector Designated Businesses”); and

(iii)	corporations engaged in the Designated Businesses other than the Core Sector Designated Businesses (the “Non-Core Sector Designated Businesses”).

For reference purposes only, the Minister of Finance publishes, and may update from time to time, a list that classifies Japanese listed companies into the above categories, and according to the list published by the Minister of Finance as of May 8, 2020, businesses which are currently engaged by the Company is classified as category (ii) i.e., the Core Sector Designated Businesses above.

Definition of Inward Direct Investment

If a foreign investor acquires shares or voting rights of a Japanese company that is listed on a Japanese stock exchange and, as a result of the acquisition, the foreign investor, in combination with any existing holdings, directly or indirectly holds 1% or more of the issued shares or the total number of voting rights of the relevant company, such acquisition constitutes an “inward direct investment.” In addition, acquisition of the authority to exercise, or instruct to exercise, voting rights held by other shareholders that results in the foreign investor, in combination with any existing shareholding, directly or indirectly holding 1% or more of the total number of voting rights of the relevant company, constitutes an “inward direct investment.”

In addition to the acquisitions of shares or voting rights described above, if a foreign investor (i) is granted the authority to exercise proxy voting rights on behalf of other shareholders of the relevant company regarding certain matters which may control substantially or have material influence on the management of such company such as the election or removal of directors or (ii) obtains consent from another foreign investor holding the voting rights of the relevant company to exercise the voting rights of such company jointly, and, in each case, as a result of these arrangements, the number of the voting rights directly or indirectly held by the foreign investor, including the total number of the voting rights subject to such proxy, or the sum of the number of the voting rights directly or indirectly held by the foreign investor and such other foreign investors subject to such joint voting agreement, as the case may be, is 10% or more of the total number of voting rights of the relevant company, each such arrangement regarding voting rights (“voting arrangement”) constitutes an “inward direct investment.” Additionally, if a foreign investor who directly or indirectly holds 1% or more of the total voting rights of a Japanese listed company, at the general meeting of shareholders, consents to certain proposals having material influence on the management of such company such as (i) election of such foreign investor or its related persons (as defined in the Foreign Exchange Act) as directors or corporate auditors of the relevant company or (ii) transfer or discontinuation of its business, such consent will also constitute an “inward direct investment.”

Prior Notification Requirements

If a foreign investor intends to consummate an acquisition of shares or voting rights of a Japanese listed company that constitutes an “inward direct investment” as described above, in certain circumstances, such as where the foreign investor is in a country that is not listed on an exemption schedule in the Foreign Exchange Act or where that Japanese company is engaged in the Designated Businesses, prior notification of the relevant inward direct investment must be filed with the Minister of Finance and any other competent Ministers.

However, a foreign investor seeking to acquire shares or voting rights of a Japanese listed company or the authority to exercise, either directly or through instructions, voting rights held by other shareholders that constitutes an “inward direct investment” may be eligible for the exemptions, if certain conditions are met.

In the case of an acquisition of shares or voting rights or the authority to exercise, voting rights of a Japanese listed company that is engaged in the Core Sector Designated Businesses, which are currently engaged by the Company, the foreign investor may be exempted from the prior notification requirement, if, as a result of such acquisition, the foreign investor directly or indirectly holds less than 10% of the total number of issued shares or voting rights of the relevant company, and such foreign investor complies with the following conditions:

(i)	the foreign investor or its closely-related persons (as defined in the Foreign Exchange Act) will not become directors or corporate auditors of the relevant company;

(ii)

the foreign investor will not make certain proposals (as prescribed in the Foreign Exchange Act) at the general meeting of shareholders, including transfer or discontinuation of the Designated Businesses of the relevant company;

(iii)

the foreign investor will not access non-public technical information in relation to the Designated Businesses of the relevant company, or take certain other actions that may lead to the leak of such non-public technical information (as prescribed in the Foreign Exchange Act);

(iv)

the foreign investor will not attend, or not cause any persons designated by it to attend, meetings of the relevant company’s board of directors, or meetings of committees having authority to make important decisions, in respect of the Core Sector Designated Businesses of the relevant company; and

(v)

the foreign investor will not make, or not cause any persons designated by it to make, proposals to such board or committees or their members in writing or electronic form requesting any response or actions by certain deadlines in respect of the Core Sector Designated Businesses of the relevant company.

Notwithstanding the above, if a foreign investor falls under a category of disqualified investors designated by the Foreign Exchange Act (including (a) investors who have records of certain sanctions due to violations of the FEFTA and (b) certain investors who are state-owned enterprises or other related entities excluding those who are accredited by the Minister of Finance), in no event may such foreign investor be eligible for the exemptions described above. On the other hand, if a foreign investor, excluding the disqualified investors described in the foregoing sentence, falls under a category of certain foreign financial institutions (as prescribed in the Foreign Exchange Act) and complies with the conditions for the exemption (i) through (iii) above, such foreign investor may be eligible for the exemptions, even if the acquisition results in such foreign investor’s directly or indirectly holding 10% or more of the total number of issued shares or voting rights of the corporation engaged in the Core Sector Designated Businesses.

In addition, if a foreign investor intends to make a voting arrangement with respect to a Japanese listed company engaged in the Designated Businesses or consents to a proposal at the general meeting of shareholders of such company, in each case, that constitutes an “inward direct investment” as described above, in certain circumstances, prior notification of the relevant inward direct investment must be filed with the Minister of Finance and any other competent Ministers. However, the exemptions from the prior notification requirements may be available in the cases where the relevant voting arrangement is regarding matters other than certain matters which may control substantially or have material influence on the management of the relevant company, such as the election or removal of directors, which would have required prior notification.

Procedures for Prior Notification

If such prior notification is filed, the proposed inward direct investment may not be consummated until after 30 days have passed from the date of filing, although this screening period may be shortened to two weeks unless such Ministers deem it necessary to review the proposed inward direct investment. The Ministers may extend the screening period up to five months if they deem it necessary to review the proposed inward direct investment and may recommend any modification or abandonment of the proposed inward direct investment and, if the foreign investor does not accept such recommendation, the Ministers may order the modification or abandonment of such inward direct investment. In addition, if the Ministers consider the proposed inward direct investment to be an inward direct investment that is likely to cause damage to the national security of Japan and, if a foreign investor (i) consummates such inward direct investment without filing the prior notification described above; (ii) consummates such inward direct investment before the expiration of the screening period described above; (iii) in connection with such inward direct investment, makes false statements in the prior notification described above; or (iv) does not follow the recommendation or order issued by the Ministers to modify or abandon such inward direct investment, the Ministers may order such foreign investor to dispose of all or part of the shares acquired or take other measures.

Post Facto Reporting Requirements

A foreign investor who consummates an inward direct investment as described above through an acquisition of shares or voting rights or the authority to exercise, directly or through instructions, voting rights of a Japanese listed company that is engaged in the Designated Businesses, but is not subject to the prior notification requirements described above due to the exemptions from such prior notification requirements, in general, must file a report of the relevant inward direct investment with the Minister of Finance and any other competent Ministers having jurisdiction over such Japanese company within 45 days of such inward direct investment when, as a result of such acquisition, the foreign investor (excluding, in the cases of (i) and (ii) below, a foreign investor who falls under a category of certain foreign financial institutions (as prescribed in the Foreign Exchange Act)) directly or indirectly holds (i) 1% or more but less than 3% of the total number of issued shares or voting rights, for the first time, (ii) 3% or more but less than 10% of the total number of issued shares or voting rights, for the first time, or (iii) 10% or more of the total number of issued shares or voting rights.

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

At the date of this annual report, Japan has income tax treaties in force, whereby the above-mentioned withholding tax rate is reduced, generally, to 15% for portfolio investors, with, among others, Canada, Denmark,

Finland, Germany, Iceland, Ireland, Italy, Luxembourg, New Zealand, Norway, Singapore and Spain, while the income tax treaties with, among others, Australia, Austria, Belgium, France, Hong Kong, the Netherlands, Portugal, Sweden, Switzerland, the United Kingdom and the United States generally reduce the withholding tax rate to 10% for portfolio investors. In addition, under the income tax treaty between Japan and the United States, dividends paid to pension funds which are qualified U.S. residents eligible to enjoy treaty benefits are exempt from Japanese income taxation by way of withholding or otherwise unless the dividends are derived from the carrying on of a business, directly or indirectly, by those pension funds. Under the income tax treaties with Austria, Belgium, Denmark, Iceland, the Netherlands, Switzerland and the United Kingdom, similar treatment will be applied to dividends. Under Japanese tax law, any reduced maximum rate applicable under a tax treaty will be available when the maximum rate is below the rate otherwise applicable under Japanese tax law referred to in the preceding paragraph with respect to the dividends to be paid by us on shares of common stock or ADSs. A Nonresident Shareholder of shares of our common stock who is entitled, under any tax treaty, to a reduced rate of Japanese withholding tax, or exemption therefrom, as the case may be, is required to submit an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends (together with any other required forms and documents) in advance, through the withholding agent, to the relevant tax authority before payment of dividends. A standing proxy for a Nonresident Shareholder may provide the application services. See “Item 10.B. Memorandum and Articles of Incorporation—Common Stock—General.” In addition, a simplified special filing procedure is available for Nonresident Shareholders to claim treaty benefits of exemption from or reduction of Japanese withholding tax by submitting a Special Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends of Listed Stocks (together with any other required forms and documents). With respect to ADSs, this reduced rate or exemption will be applicable to Nonresident Shareholders of ADSs if the Depositary or its agent submits two Application Forms (one before payment of dividends and the other within eight months after the record date concerning such payment of dividends), together with certain other documents. To claim this reduced rate or exemption, Nonresident Shareholders of ADSs will be required to file a proof of taxpayer status, residence and beneficial ownership, as applicable, and to provide other information or documents as may be required by the Depositary. A Nonresident Shareholder who is entitled, under any applicable tax treaty, to a reduced rate of Japanese withholding tax below the rate otherwise applicable under Japanese tax law mentioned above, or exemption therefrom, as the case may be, but fails to submit the required application in advance may nevertheless be entitled to claim a refund from the relevant Japanese tax authority of withholding taxes withheld in excess of the rate under an applicable tax treaty (if the Nonresident Shareholder is entitled to a reduced treaty rate under the applicable tax treaty) or the full amount of tax withheld (if the Nonresident Shareholder is entitled to an exemption under the applicable tax treaty), as the case may be, by complying with certain subsequent filing procedures. We do not assume any responsibility to ensure withholding at the reduced treaty rate, or exemption therefrom, for shareholders who would be so eligible under an applicable tax treaty but where the required procedures as stated above are not followed.

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

The discussion applies only to U.S. Holders who hold the shares or ADSs as capital assets for U.S. federal income tax purposes. The discussion does not address any alternative minimum or Medicare contribution tax consequences, nor does it address all of the tax consequences which may be applicable to special classes of holders, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers and certain traders in securities;

•	persons holding shares or ADSs as part of a hedge, straddle, conversion or other integrated transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	regulated investment companies;

•	real estate investment trusts;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;

•	persons who acquired our shares or ADSs pursuant to the exercise of an employee stock option or otherwise as compensation;

•	persons holding shares or ADSs that own or are deemed to own 10% or more of our stock (by vote or value); or

•	persons holding shares or ADSs in connection with a trade or business conducted outside the United States.

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

Subject to applicable restrictions and limitations that vary depending upon the U.S. Holder’s circumstances and the discussion above regarding concerns expressed by the U.S. Treasury Japanese taxes withheld from dividends on shares or ADSs (at a rate not exceeding the applicable rate provided by the Treaty in the case of a U.S. Holder who is eligible for the Treaty’s benefits) will be creditable against the U.S. Holder’s U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to two categories of income, passive income and general income. The rules governing foreign tax credits are complex. Instead of claiming a credit, a U.S. Holder may elect to deduct such Japanese taxes in computing its taxable income, subject to generally applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all foreign taxes paid or accrued in the taxable year. U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits and deductions in their particular circumstances.

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

PFIC Rules

Based upon certain proposed Treasury regulations that are not yet in effect, but are generally proposed to become effective for taxable years beginning after December 31, 1994, we believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended March 31, 2020. However, since proposed Treasury regulations may not be finalized in their current form, and since PFIC status depends upon the composition of our income and assets and the market value of our assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any taxable year during which a U.S. Holder held shares, certain adverse U.S. federal income tax consequences could apply to the U.S. Holder.

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

These materials, including this annual report and the exhibits thereto, may be inspected at a website maintained by the SEC at https://www.sec.gov. Some of the information may also be found on our website at https://www.smfg.co.jp/english/.

10.I.    SUBSIDIARY INFORMATION

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures about Credit, Market and Other Risk

Quantitative and Qualitative Information about Risk Management

Risk Culture

In order for us to realize and maintain a sustainable growth in corporate value, each one of our directors, officers and other employees should think and judge on their own if their actions meet the expectations and requirements of customers, markets, and other stakeholders, not just if they are compliant with laws and regulations. We have established “Principles of Action on Compliance and Risk” in order for all our directors, officers and other employees to hold onto as a “keystone” of their daily business. The principle includes “Business based on the Risk Appetite Framework” and “Business operations which give a high priority to the management of risks such as credit risk, market risk, liquidity risk and operational risk.” Concrete measures include internal surveys for monitoring the compliance awareness and risk sensitivity of our directors, officers and other employees as well as internal training for fostering a sound risk culture.

Risk Appetite Framework

We have introduced a Risk Appetite Framework (“RAF”) for controlling SMBC Group-wide risks, that clarifies the types and levels of risk that we are willing to take on or are prepared to tolerate (risk appetite) in order to grow profits. RAF is one of two pivots of our business management alongside business strategies. It functions as a management framework for sharing information on the operating environment and risks facing us among management and for facilitating appropriate risk taking based thereon. Individual risk appetites have been established for specific business units or strategies as necessary based on our overall risk appetite.

We have a Risk Appetite Statement that provides a qualitative explanation of our approach to risk taking and risk management for each category: soundness, profitability, liquidity, credit, market, operational and conduct. We also have quantitative measures (i.e., Risk Appetite Measures) that function as benchmarks for risks that we are considering taking and for risk / return.

Risk appetites are decided during the process of formulating business strategies and management policies. These risk appetites are set based on Top Risks that threaten to significantly impact management and on risk analyses (stress testing) that illustrate the impact if a risk should materialize. In addition, risk register and Key Risk Events (“KRE”) are utilized in verifying the adequacy of Top Risks, risk appetites, and business strategies.

The outlooks for the operating environment and risks and the risk appetite situation are monitored throughout the course of the fiscal year. Risk Appetite Measures and business strategies are revised as necessary. Three risk management levels are set for Risk Appetite Measures, which are monitored accordingly.

In addition, we apply a uniform standard, risk capital based on value at risk (“VaR”), which is used to set upper limits for risk exposure based on SMBC Group-wide management constitution. Each business unit operates their business within that limit.

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

Stress Testing

We use stress testing to analyze and comprehend the impact on our businesses of changes in economic or market conditions, in order to plan and execute forward-looking business strategies.

In our stress testing, we prepare multiple risk scenarios including macroeconomic variables such as GDP, stock prices, interest rates, and foreign exchange rates based on the aforementioned Top Risks, discussions with experts and related departments.

When developing business strategies, we set out scenarios assuming stressed business environments such as serious economic recessions and market disruption for the sake of assessing risk-taking capabilities at the SMBC Group and verifying whether adequate soundness can be maintained under stress.

In addition, we conduct detailed stress testing for individual risks such as credit risk, market risk, and liquidity risk, so as to decide and review risk-taking strategies.

Risk Register

A risk register is formulated by each business unit for the purpose of realizing more sophisticated risk governance and enhancing business units’ risk ownership. In formulating these registers, business units communicate with risk management departments to identify the risks present in their business, and these risks are reflected in business strategies after they have been evaluated and the adequacy of measures for controlling them has been verified.

Key Risk Events

KRE, external events that indicate the increased threat of risks, have been identified to ascertain the symptoms of the potential risks. KRE are utilized to analyze and assess how likely similar cases will occur in our businesses and what effects such similar cases will have on us, and to enhance our risk management system.

Risk Capital Management

In managing credit risk, market risk, and operational risk affecting the entire SMBC Group, we apply a uniform standard, risk capital based on VaR, for use in monitoring and managing risks. This standard is applied while taking into account the characteristics of each risk and of the businesses of SMBC Group companies.

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

Risk Management System

Based on the recognition of the importance of risk management, the SMBC Group-wide basic policies for risk management are determined by the Management Committee before being authorized by the board of directors in order to have top management play an active role in the risk management process.

In accordance with these basic policies for risk management, three lines of defense have been defined, and we have clarified related roles and responsibilities. Risk management systems have been established based on the characteristics of particular businesses, and measures are being put in place to strengthen and improve the effectiveness of these systems.

Furthermore, we are strengthening SMBC Group-wide risk management systems through the Group Chief Risk Officer (“CRO”) Committee and the Global CRO committee.

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

Third Line. Independent from First Line and Second Line, the Audit Dept. shall assess and verify the effectiveness and appropriateness of risk management and compliance systems managed and operated by First Line and Second Line, and report these results to the Audit Committee and the Management Committee. The Department shall provide recommendations regarding identified issues or problems.

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

On the basis of the SMBC Group-wide basic policies for risk management, we have a quantitative management process to control market and liquidity risks on an SMBC Group-wide basis by setting allowable risk limits by company. We at least annually review and identify which companies primarily carry the market and liquidity risks within us. We set permissible levels and upper limits of risk for each identified company in consideration of those companies’ business plans. We ensure that each identified company establishes a risk management system that is appropriate to the risks it faces, and has built-in transparent risk management processes which clearly separates front, middle and back office operations, and establishes a control system of mutual checks and balances.

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

Under our internal audit system, internal audits are also periodically performed to verify that the risk management framework is functioning properly.

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

VaR Summary for the Fiscal Years Ended March 31, 2020 and 2019

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

VaR for Trading Activity

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the fiscal year ended March 31, 2020:
SMBC Consolidated
Maximum	¥6.0	¥9.6	¥2.9	¥4.7	¥10.2
Minimum	3.7	4.0	0.0	2.6	6.2
Daily average	4.5	5.6	0.7	4.0	7.3
At March 31, 2020	5.4	8.9	0.0	2.6	6.4

SMFG Consolidated
Maximum	¥13.7	¥10.6	¥9.4	¥4.7	¥22.4
Minimum	9.2	4.4	1.6	2.6	13.8
Daily average	10.6	6.2	3.7	4.0	16.7
At March 31, 2020	12.6	9.5	2.4	2.6	16.2

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the fiscal year ended March 31, 2019:
SMBC Consolidated
Maximum	¥5.7	¥6.2	¥3.2	¥4.6	¥13.5
Minimum	2.3	3.0	0.0	3.0	5.7
Daily average	4.0	4.1	0.8	3.8	7.6
At March 31, 2019	4.5	4.7	0.1	3.8	6.6

SMFG Consolidated
Maximum	¥19.0	¥6.9	¥17.1	¥4.6	¥33.0
Minimum	8.5	3.2	1.7	3.0	14.7
Daily average	12.8	4.4	3.9	3.8	19.7
At March 31, 2019	10.5	5.1	3.9	3.8	16.4

(1)

Total for “Maximum,” “Minimum,” and “Daily average” represent the maximum, minimum and daily average of the total of the trading book. For certain subsidiaries, we employ the standardized method and/or the historical simulation method for the VaR calculation method.

VaR for Non-trading Activity

•	Banking

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the fiscal year ended March 31, 2020:
SMBC Consolidated
Maximum	¥46.8	¥0.0	¥30.2	¥0.0	¥51.5
Minimum	32.7	0.0	10.8	0.0	35.6
Daily average	40.6	0.0	20.4	0.0	44.3
At March 31, 2020	45.4	0.0	15.4	0.0	49.6

SMFG Consolidated
Maximum	¥47.6	¥0.0	¥30.2	¥0.0	¥52.4
Minimum	33.6	0.0	10.8	0.0	36.5
Daily average	41.5	0.0	20.4	0.0	45.1
At March 31, 2020	46.2	0.0	15.4	0.0	50.5

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the fiscal year ended March 31, 2019:
SMBC Consolidated
Maximum	¥37.4	¥0.0	¥33.7	¥0.0	¥48.4
Minimum	27.4	0.0	17.8	0.0	36.0
Daily average	31.1	0.0	24.3	0.0	40.4
At March 31, 2019	37.2	0.0	19.8	0.0	43.9

SMFG Consolidated
Maximum	¥38.4	¥0.0	¥33.7	¥0.0	¥50.6
Minimum	28.4	0.0	17.8	0.0	37.0
Daily average	33.0	0.0	24.3	0.0	42.3
At March 31, 2019	38.2	0.0	19.8	0.0	44.8

(1)	Total for “Maximum,” “Minimum,” and “Daily average” represent the maximum, minimum and daily average of the total of the banking book.

•	Strategic Shareholding Investment

Equities risk
(In billions)
For the fiscal year ended March 31, 2020:
SMBC Consolidated
Maximum	¥1,030.0
Minimum	717.4
Daily average	941.3
At March 31, 2020	808.2

SMFG Consolidated
Maximum	¥1,180.6
Minimum	840.5
Daily average	1,092.7
At March 31, 2020	942.4

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

Based on the standards for interest rate risk in the banking book issued by the BCBS in April 2016, the FSA revised the related regulatory guidelines pertaining to monitoring of interest rate risks in the banking book in December 2017. The revised disclosure requirements with respect to the changes in economic value of equity (“ΔEVE”) and changes in net interest income (“ΔNII”) in the banking book as a result of interest rate shocks have been applied from March 31, 2018. The tables below present ΔEVE and ΔNII of SMBC and SMFG on a consolidated basis at March 31, 2020 and 2019, respectively.

ΔEVE is defined as a decline in economic value as a result of an interest rate shock. It is calculated by multiplying the interest rate sensitivity (excluding credit spread) and interest rate change. The FSA implements a “materiality test” to identify banks taking excessive interest rate risks. Under the materiality test, the FSA monitors the ratio of ΔEVE to Tier 1 capital based on a set of prescribed interest rate shock scenarios. The threshold applied by the FSA is 15% and the ratios for SMBC on a consolidated basis at March 31, 2020 and 2019 were 11.1% and 7.8%, respectively and those for SMFG on a consolidated basis at March 31, 2020 and 2019 were 9.6% and 6.8%, respectively.

ΔNII is defined as a decline in interest income over a rolling 12-month period as a result of an interest rate shock. It is calculated assuming a constant balance sheet over a forward-looking rolling 12-month period.

	At March 31, 2020		At March 31, 2019
	ΔEVE	ΔNII	ΔEVE	ΔNII
	(In billions)
SMBC Consolidated
Parallel shock up	¥982.1	¥(242.6)	¥724.7	¥(252.3)
Parallel shock down	0.0	415.0	1.2	405.1
Steepener shock	284.9	—	343.9	—
Flattener shock	164.0	—	18.3	—
Short rate shock up	329.6	—	151.1	—
Short rate shock down	6.6	—	1.1	—
Maximum	982.1	415.0	724.7	405.1

	At March 31, 2020	At March 31, 2019
	(In billions)
Tier 1 Capital	¥8,886.7	¥9,300.8

	At March 31, 2020		At March 31, 2019
	ΔEVE	ΔNII	ΔEVE	ΔNII
	(In billions)
SMFG Consolidated
Parallel shock up	¥982.1	¥(242.6)	¥724.7	¥(252.3)
Parallel shock down	0.0	415.0	1.2	405.1
Steepener shock	284.9	—	343.9	—
Flattener shock	164.0	—	18.3	—
Short rate shock up	329.6	—	151.1	—
Short rate shock down	6.6	—	1.1	—
Maximum	982.1	415.0	724.7	405.1

	At March 31, 2020	At March 31, 2019
	(In billions)
Tier 1 Capital	¥10,249.9	¥10,727.2

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

Operational Risk

Operational risk is the possibility of losses arising from inadequate or failed internal processes, people and systems or from external events. Specifically, it covers processing risk, system risk, legal risk, human resources risk, reputational risk, tangible asset risk and third party risk. We have prepared operational risk management regulations to define the basic rules to be observed across SMBC Group. Under these regulations, we are working to raise the level of sophistication of our management of operational risk across the SMBC Group by providing an effective framework for the identification, assessment, control and monitoring of significant risk factors and by establishing a system for executing contingency and business continuity plans.

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

System risk is the risk arising from nonconformity to the management strategy, inappropriate technologies applied, changes to the development plan and delay in development when building an information system, and the risk of loss incurred due to system failure, malfunction, deficiency or unauthorized use (unauthorized alteration, destruction, duplication and leakage of the information), including those caused by cyber-attack. We have set the following as basic principles: recognizing information systems as an essential part of management strategy taking into account advances in IT, minimizing system risk by drafting regulations and specific management standards, (including a security policy) and establishing contingency plans to minimize losses if a system risk materializes.

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

Citibank, N.A., as depositary, has agreed to reimburse the Company for certain expenses the Company incurs in connection with its ADR program, subject to certain ceilings. During the fiscal year ended March 31, 2020, we received $215,537.11 as reimbursement for such expenses.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including Jun Ohta, our President and Group Chief Executive Officer, and Toru Nakashima, our Senior Managing Corporate Executive Officer and Group Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) at March 31, 2020. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable, not absolute, assurance of achieving their control objectives. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based upon the evaluation referred to above, Mr. Ohta and Mr. Nakashima concluded that the design and operation of our disclosure controls and procedures at March 31, 2020 were effective to provide reasonable assurance that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

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

Our management evaluated the effectiveness of our internal control over financial reporting at March 31, 2020 based on the criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the evaluation, management has concluded that we maintained effective internal control over financial reporting at March 31, 2020.

The effectiveness of our internal control over financial reporting at March 31, 2020 has been audited by KPMG AZSA, our independent registered public accounting firm, as stated in their report appearing on page F-4.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Although we have implemented various initiatives for continuous business operation in response to the COVID-19 pandemic, including enabling most of our employees to telework, apart from those who need to work at their office for smooth operations, we believe these initiatives have not had a significant impact on our internal control over financial reporting.

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

On April 1, 2020, we revised our previous internal rules, reflecting the revision of our Mission (see “Item 4.B. Business Overview—Our Mission, Vision and Values”).

A copy of the sections of our business ethics and compliance manual equivalent to the “code of ethics” (as defined in paragraph (b) of Item 16B of Form 20-F) is attached as Exhibit 11 to this annual report.

No waivers of the business ethics and compliance manual have been granted to any of our directors, officers or other employees, during the fiscal year ended March 31, 2020.

Item 16C.	Principal Accountant Fees and Services

Fees for Services Provided by KPMG AZSA and its Affiliates

The aggregate fees billed by KPMG AZSA, our independent registered public accounting firm, and its affiliates, for the fiscal years ended March 31, 2020 and 2019 are presented in the following table:

	For the fiscal year ended March 31,
	2020	2019
	(In millions)
Audit fees(1)	¥5,352	¥5,392
Audit-related fees(2)	292	251
Tax fees(3)	57	104
All other fees(4)	35	33

Total	¥5,736	¥5,780

(1)

Audit fees primarily include fees for the audit of our and our subsidiaries’ annual financial statements and fees for the services that are normally provided in connection with our statutory and regulatory filings.

(2)	Audit-related fees primarily include fees for attestation and related services that are not reported under audit fees.
(3)	Tax fees primarily include fees for tax compliance, assistance with preparation of tax return filings and tax advisory services.
(4)	All other fees include fees for advisory services in relation to new accounting standards gap analysis.

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

Fees approved pursuant to the procedures described in paragraph 2-01(c)(7)(i)(C) of Regulation S-X, which provides for an exception to the general requirement for pre-approval in certain circumstances, were none for the fiscal years ended March 31, 2020 and 2019.

Item 16D.	Exemptions from the Listing Standards for the Audit Committee

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth purchases of our common stock by us and our affiliated purchasers during the fiscal year ended March 31, 2020:

	Total number of shares purchased(1)	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs(2)	Maximum number of shares that may yet be purchased under the plans or programs(2)
April 1 to April 30, 2019	1,462	¥4,010	—	—
May 1 to May 31, 2019	4,341,650	3,834	4,340,200	27,659,800
June 1 to June 30, 2019	9,472,935	3,779	9,471,900	18,187,900
July 1 to July 31, 2019	5,482,344	3,827	5,479,400	12,708,500
August 1 to August 31, 2019	7,212,689	3,690	7,210,900	5,497,600
September 1 to September 30, 2019	1,785	3,647	—	—
October 1 to October 31, 2019	1,971	3,720	—	—
November 1 to November 30, 2019	941	3,949	—	—
December 1 to December 31, 2019	3,251	4,055	—	—
January 1 to January 31, 2020	3,032	3,976	—	—
February 1 to February 29, 2020	2,217	3,871	—	—
March 1 to March 31, 2020	1,430	3,133	—	—

Total	26,525,707	¥3,774	26,502,400	—

(1)

A total of 23,307 shares were purchased other than through a publicly announced plan or program during the fiscal year ended March 31, 2020, due to our purchases of shares constituting less than one unit from registered holders of such shares at the current market prices of those shares.

(2)

On May 15, 2019, we announced that our board of directors resolved to repurchase shares of our common stock and cancel all the repurchased shares. The resolution authorized the repurchase of up to the lesser of (i) an aggregate of 32,000,000 shares of our common stock and (ii) an aggregate of ¥100 billion between May 16, 2019 and August 30, 2019. On August 9, 2019, we completed the repurchase, acquiring 26,502,400 shares of our common stock for ¥100 billion in aggregate. We cancelled all of the repurchased shares on September 20, 2019.

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

rules of the stock exchanges in Japan on which we are listed, including the Tokyo Stock Exchange, require listed companies, including us, to comply with the principles of the Corporate Governance Code established by those stock exchanges and, in cases of noncompliance with some or all of the principles, to disclose the reasons for such noncompliance. We established the SMFG Corporate Governance Guideline, in consideration of the Corporate Governance Code, to present our basic views and guidelines on corporate governance and improve our corporate governance system. The SMFG Corporate Governance Guideline is available on our website at https://www.smfg.co.jp/english/.

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

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

We have responded to Item 18 in lieu of this item.

Item 18.	Financial Statements

The information required by this item is set forth in our consolidated financial statements starting on page F-1 of this annual report.

Item 19.	Exhibits

We have filed the following documents as exhibits to this document:

Exhibit 1.1	Articles of Incorporation of Sumitomo Mitsui Financial Group, Inc., as amended on June 29, 2017, incorporated by reference from our annual report on Form 20-F (Commission file number 001-34919) filed on June 29, 2017

Exhibit 1.2	Regulations of the Board of Directors of Sumitomo Mitsui Financial Group, Inc., as amended on June 29, 2017, incorporated by reference from our annual report on Form 20-F (Commission file number 001-34919) filed on June 29, 2017

Exhibit 1.3	Share Handling Regulations of Sumitomo Mitsui Financial Group, Inc., as amended on June 29, 2017, incorporated by reference from our annual report on Form 20-F (Commission file number 001-34919) filed on June 29, 2017

Exhibit 2.1	Form of Deposit Agreement among the registrant, Citibank, N.A., as Depositary, and all owners and holders from time to time of American Depositary Shares issued thereunder, incorporated by reference from our registration statement on Form 20-F (Commission file number 001-34919) filed on October 20, 2010

Exhibit 2.2	Description of our common stock, incorporated by reference from “Item 10.B Memorandum and Articles of Incorporation” of this annual report

Exhibit 2.3	Description of our American Depositary Shares, incorporated by reference from “Item 12.D American Depositary Shares” of our registration statement on Form 20-F (Commission file number 001-34919) filed on October 20, 2010

Exhibit 8	List of subsidiaries of Sumitomo Mitsui Financial Group, Inc., at March 31, 2020

Exhibit 11	Code of Ethics of Sumitomo Mitsui Financial Group, Inc., as amended on April 1, 2020

Exhibit 12.1	CEO Certification Required by Rule 13a-14(a) (17 CFR 240.13a-14(a))

Exhibit 12.2	CFO Certification Required by Rule 13a-14(a) (17 CFR 240.13a-14(a))

Exhibit 13.1	Certification Required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

Exhibit 13.2	Certification Required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

Exhibit 15.1	Consent of Independent Registered Public Accounting Firm

Exhibit 101. INS	XBRL Instance Document

Exhibit 101. SCH	XBRL Taxonomy Extension Schema

Exhibit 101. CAL	XBRL Taxonomy Extension Calculation Linkbase

Exhibit 101. DEF	XBRL Taxonomy Extension Definition Linkbase

Exhibit 101. LAB	XBRL Taxonomy Extension Label Linkbase

Exhibit 101. PRE	XBRL Taxonomy Extension Presentation Linkbase

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

Date: June 26, 2020

SELECTED STATISTICAL DATA

I.	Distribution of Assets, Liabilities and Equity; Interest Rates and Interest Differential

Average Statements of Financial Positions, Interest and Average Rates

The following tables show the average balances of our statement of financial positions items and related interest and average interest rates for the fiscal years ended March 31, 2020, 2019 and 2018. Average balances are generally based on a daily average. Weekly, month-end or quarter-end averages are used for certain average balances where it is not practical to obtain the applicable daily averages. The average balances determined by such methods are considered to be representative of our operations. The allocation of amounts between domestic and foreign is based on the location of the office.

	For the fiscal year ended March 31,
	2020			2019			2018
	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate
	(In millions, except percentages)
Interest-earning assets:
Interest-earning deposits with other banks:
Domestic offices	¥1,061,849	¥3,099	0.29%	¥997,310	¥3,573	0.36%	¥848,242	¥4,536	0.53%
Foreign offices	3,994,229	78,493	1.97%	4,696,278	100,225	2.13%	4,873,905	73,681	1.51%

Total	5,056,078	81,592	1.61%	5,693,588	103,798	1.82%	5,722,147	78,217	1.37%

Call loans and bills bought, reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	9,167,833	17,540	0.19%	8,829,374	14,879	0.17%	8,201,699	14,975	0.18%
Foreign offices	3,032,754	51,881	1.71%	3,138,663	39,908	1.27%	2,952,589	44,408	1.50%

Total	12,200,587	69,421	0.57%	11,968,037	54,787	0.46%	11,154,288	59,383	0.53%

Trading assets(1) and financial assets at fair value through profit or loss(2):
Domestic offices	3,724,806	14,737	0.40%	4,110,955	20,240	0.49%	4,130,209	1,920	0.05%
Foreign offices	352,514	6,641	1.88%	367,638	6,178	1.68%	176,888	2,857	1.62%

Total	4,077,320	21,378	0.52%	4,478,593	26,418	0.59%	4,307,097	4,777	0.11%

Investment securities(3):
Domestic offices	11,245,654	75,026	0.67%	8,977,937	65,854	0.73%	10,584,200	47,297	0.45%
Foreign offices	4,832,026	103,804	2.15%	4,258,283	87,061	2.04%	3,406,370	54,998	1.61%

Total	16,077,680	178,830	1.11%	13,236,220	152,915	1.16%	13,990,570	102,295	0.73%

Loans and advances(4):
Domestic offices	60,498,334	937,419	1.55%	60,973,779	1,007,977	1.65%	68,551,116	1,093,584	1.60%
Foreign offices	31,467,410	1,139,783	3.62%	29,646,844	1,086,873	3.67%	28,121,904	810,591	2.88%

Total	91,965,744	2,077,202	2.26%	90,620,623	2,094,850	2.31%	96,673,020	1,904,175	1.97%

Total interest-earning assets:
Domestic offices	85,698,476	1,047,821	1.22%	83,889,355	1,112,523	1.33%	92,315,466	1,162,312	1.26%
Foreign offices	43,678,933	1,380,602	3.16%	42,107,706	1,320,245	3.14%	39,531,656	986,535	2.50%

Total	129,377,409	¥2,428,423	1.88%	125,997,061	¥2,432,768	1.93%	131,847,122	¥2,148,847	1.63%

Non-interest-earning assets:
Cash and due from banks	54,559,835			49,068,465			47,107,953
Other non-interest-earning assets	18,351,183			19,893,981			21,130,470
Allowance for loan losses	(616,134)			(644,019)			(653,162)

Total non-interest-earning assets	72,294,884			68,318,427			67,585,261

Total assets	¥201,672,293			¥194,315,488			¥199,432,383

Total assets attributable to foreign offices	25.8%			25.5%			23.9%

	For the fiscal year ended March 31,
	2020			2019			2018
	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate
	(In millions, except percentages)
Interest-bearing liabilities:
Deposits:
Domestic offices	¥85,668,767	¥51,976	0.06%	¥83,791,727	¥59,234	0.07%	¥87,138,742	¥44,941	0.05%
Foreign offices	27,197,901	530,823	1.95%	27,283,476	542,131	1.99%	25,413,734	337,812	1.33%

Total	112,866,668	582,799	0.52%	111,075,203	601,365	0.54%	112,552,476	382,753	0.34%

Call money and bills sold, repurchase agreements and cash collateral on securities lent and other interest-bearing liabilities:
Domestic offices	11,218,806	33,745	0.30%	8,115,332	39,636	0.49%	10,964,003	17,600	0.16%
Foreign offices	5,063,872	112,479	2.22%	4,610,162	97,606	2.12%	5,030,541	53,646	1.07%

Total	16,282,678	146,224	0.90%	12,725,494	137,242	1.08%	15,994,544	71,246	0.45%

Trading liabilities(1):
Domestic offices	2,018,747	20,532	1.02%	1,764,784	23,772	1.35%	2,038,711	6,086	0.30%
Foreign offices	96,575	2,810	2.91%	106,563	2,770	2.60%	77,691	1,922	2.47%

Total	2,115,322	23,342	1.10%	1,871,347	26,542	1.42%	2,116,402	8,008	0.38%

Borrowings:
Domestic offices	11,958,700	61,238	0.51%	10,787,234	73,299	0.68%	11,331,752	61,460	0.54%
Foreign offices	600,321	31,187	5.20%	977,662	33,934	3.47%	983,616	27,736	2.82%

Total	12,559,021	92,425	0.74%	11,764,896	107,233	0.91%	12,315,368	89,196	0.72%

Debt securities in issue:
Domestic offices	9,419,223	197,749	2.10%	9,880,220	203,423	2.06%	9,298,368	166,769	1.79%
Foreign offices	1,883,920	34,724	1.84%	2,698,608	52,612	1.95%	2,180,438	24,005	1.10%

Total	11,303,143	232,473	2.06%	12,578,828	256,035	2.04%	11,478,806	190,774	1.66%

Premiums for deposit insurance(5):
Domestic offices	—	34,866	—	—	34,387	—	—	37,000	—
Foreign offices	—	1,943	—	—	1,168	—	—	938	—

Total	—	36,809	—	—	35,555	—	—	37,938	—

Total interest-bearing liabilities:
Domestic offices	120,284,243	400,106	0.33%	114,339,297	433,751	0.38%	120,771,576	333,856	0.28%
Foreign offices	34,842,589	713,966	2.05%	35,676,471	730,221	2.05%	33,686,020	446,059	1.32%

Total	155,126,832	¥1,114,072	0.72%	150,015,768	¥1,163,972	0.78%	154,457,596	¥779,915	0.50%

Non-interest-bearing liabilities:
Non-interest-bearing demand deposits	22,833,077			21,058,921			19,997,470
Other non-interest-bearing liabilities	12,095,455			11,429,942			11,490,957

Total non-interest-bearing liabilities	34,928,532			32,488,863			31,488,427

Total equity	11,616,929			11,810,857			13,486,360

Total equity and liabilities	¥201,672,293			¥194,315,488			¥199,432,383

Total liabilities attributable to foreign offices	20.8%			21.8%			20.2%
Net interest income and interest rate spread		¥1,314,351	1.16%		¥1,268,796	1.15%		¥1,368,932	1.13%

Net interest income as a percentage of total interest-earning assets			1.02%			1.01%			1.04%

(1)	The net amount of interest income on trading assets and interest expense on trading liabilities is reported as net trading income in our consolidated income statement.
(2)	Interest income on financial assets at fair value through profit or loss is reported in net income from financial assets at fair value through profit or loss in our consolidated income statement.
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
(5)

For the fiscal year ended March 31, 2020, premiums for deposit insurance have been reclassified from “General and administrative expense” to “Interest expense.” Comparative amounts have been reclassified to conform to the current presentation.

Analysis of Net Interest Income

The following tables show the changes to our net interest income attributable to changes in the volume and changes in the rates for the fiscal year ended March 31, 2020 compared to the fiscal year ended March 31, 2019 and for the fiscal year ended March 31, 2019 compared to the fiscal year ended March 31, 2018.

Changes attributable to the combined impact of changes in the rates and the volume have been allocated proportionately to the changes in the volume and changes in the rates.

	Fiscal year ended March 31, 2020 compared to fiscal year ended March 31, 2019 Increase / (decrease)			Fiscal year ended March 31, 2019 compared to fiscal year ended March 31, 2018 Increase / (decrease)
	Volume	Rate	Net change	Volume	Rate	Net change
	(In millions)
Interest income:
Interest-earning deposits with other banks:
Domestic offices	¥221	¥(695)	¥(474)	¥700	¥(1,663)	¥(963)
Foreign offices	(14,206)	(7,526)	(21,732)	(2,772)	29,316	26,544

Total	(13,985)	(8,221)	(22,206)	(2,072)	27,653	25,581

Call loans and bills bought, reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	592	2,069	2,661	1,093	(1,189)	(96)
Foreign offices	(1,386)	13,359	11,973	2,666	(7,166)	(4,500)

Total	(794)	15,428	14,634	3,759	(8,355)	(4,596)

Trading assets(1) and financial assets at fair value through profit or loss(2):
Domestic offices	(1,775)	(3,728)	(5,503)	(10)	18,330	18,320
Foreign offices	(262)	725	463	3,201	120	3,321

Total	(2,037)	(3,003)	(5,040)	3,191	18,450	21,641

Investment securities:
Domestic offices	15,528	(6,356)	9,172	(8,110)	26,667	18,557
Foreign offices	12,155	4,588	16,743	15,487	16,576	32,063

Total	27,683	(1,768)	25,915	7,377	43,243	50,620

Loans and advances:
Domestic offices	(7,791)	(62,767)	(70,558)	(124,191)	38,584	(85,607)
Foreign offices	66,070	(13,160)	52,910	45,907	230,375	276,282

Total	58,279	(75,927)	(17,648)	(78,284)	268,959	190,675

Total interest income:
Domestic offices	6,775	(71,477)	(64,702)	(130,518)	80,729	(49,789)
Foreign offices	62,371	(2,014)	60,357	64,489	269,221	333,710

Total	¥69,146	¥(73,491)	¥(4,345)	¥(66,029)	¥349,950	¥283,921

	Fiscal year ended March 31, 2020 compared to fiscal year ended March 31, 2019 Increase / (decrease)			Fiscal year ended March 31, 2019 compared to fiscal year ended March 31, 2018 Increase / (decrease)
	Volume	Rate	Net change	Volume	Rate	Net change
	(In millions)
Interest expense:
Deposits:
Domestic offices	¥1,288	¥(8,546)	¥(7,258)	¥(1,732)	¥16,025	¥14,293
Foreign offices	(1,698)	(9,610)	(11,308)	26,461	177,858	204,319

Total	(410)	(18,156)	(18,566)	24,729	193,883	218,612

Call money and bills sold, repurchase agreements and cash collateral on securities lent and other interest-bearing liabilities:
Domestic offices	12,279	(18,170)	(5,891)	(5,610)	27,646	22,036
Foreign offices	9,925	4,948	14,873	(4,844)	48,804	43,960

Total	22,204	(13,222)	8,982	(10,454)	76,450	65,996

Trading liabilities(1):
Domestic offices	3,118	(6,358)	(3,240)	(928)	18,614	17,686
Foreign offices	(273)	313	40	746	102	848

Total	2,845	(6,045)	(3,200)	(182)	18,716	18,534

Borrowings:
Domestic offices	7,363	(19,424)	(12,061)	(3,060)	14,899	11,839
Foreign offices	(15,942)	13,195	(2,747)	(169)	6,367	6,198

Total	(8,579)	(6,229)	(14,808)	(3,229)	21,266	18,037

Debt securities in issue:
Domestic offices	(9,627)	3,953	(5,674)	10,876	25,778	36,654
Foreign offices	(15,131)	(2,757)	(17,888)	6,736	21,871	28,607

Total	(24,758)	1,196	(23,562)	17,612	47,649	65,261

Premiums for deposit insurance:
Domestic offices	479	—	479	(2,613)	—	(2,613)
Foreign offices	775	—	775	230	—	230

Total	1,254	—	1,254	(2,383)	—	(2,383)

Total interest expense:
Domestic offices	14,900	(48,545)	(33,645)	(3,067)	102,962	99,895
Foreign offices	(22,344)	6,089	(16,255)	29,160	255,002	284,162

Total	¥(7,444)	¥(42,456)	¥(49,900)	¥26,093	¥357,964	¥384,057

Net interest income:
Domestic offices	¥(8,125)	¥(22,932)	¥(31,057)	¥(127,451)	¥(22,233)	¥(149,684)
Foreign offices	84,715	(8,103)	76,612	35,329	14,219	49,548

Total	¥76,590	¥(31,035)	¥45,555	¥(92,122)	¥(8,014)	¥(100,136)

(1)	The net amount of interest income on trading assets and interest expense on trading liabilities is reported as net trading income in our consolidated income statement.
(2)	Interest income on financial assets at fair value through profit or loss is reported in net income from financial assets at fair value through profit or loss in our consolidated income statement.

II.	Investment Portfolio

The information as to the value of debt instruments at amortized cost and debt instruments at fair value through other comprehensive income at March 31, 2020 and 2019, and held-to-maturity investments and available-for-sale financial assets at March 31, 2018 is presented on “Item 5.A. Operating Results—Financial Condition—Investment Securities.”

The following table shows the book values, maturities and weighted average yields of debt instruments at amortized cost and debt instruments at fair value through other comprehensive income at March 31, 2020. Weighted average yields are calculated based on amortized cost. Yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect of such a calculation would not be material.

	Not later than one year		Later than one year and not later than five years		Later than five years and not later than ten years		Later than ten years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(In millions, except percentages)
Debt instruments at amortized cost:
Domestic:
Japanese government bonds	¥260,079	0.04%	¥—	—	¥—	—	¥—	—	¥260,079	0.04%
Japanese municipal bonds	—	—	—	—	22,300	0.09%	—	—	22,300	0.09%
Japanese corporate bonds	—	—	—	—	—	—	—	—	—	—

Total domestic	260,079	0.04%	—	—	22,300	0.09%	—	—	282,379	0.04%

Foreign:
U.S. Treasury and other U.S. government agency bonds	—	—	—	—	—	—	—	—	—	—
Bonds issued by other governments and official institutions	26,930	5.25%	10,032	7.12%	396	6.32%	—	—	37,358	5.76%
Other debt instruments	423	6.95%	611	7.08%	—	—	—	—	1,034	7.03%

Total foreign	27,353	5.27%	10,643	7.12%	396	6.32%	—	—	38,392	5.79%

Total	¥287,432	0.53%	¥10,643	7.12%	¥22,696	0.20%	¥—	—	¥320,771	0.73%

Debt instruments at fair value through other comprehensive income:
Domestic:
Japanese government bonds	¥3,088,455	(0.06%)	¥2,790,530	(0.22%)	¥454,732	(0.06%)	¥451,351	0.24%	¥6,785,068	(0.11%)
Japanese municipal bonds	2,922	0.34%	44,958	0.00%	179,736	0.09%	12,766	0.17%	240,382	0.08%
Japanese corporate bonds	13,834	0.19%	114,909	0.05%	73,774	0.14%	376,776	0.38%	579,293	0.28%
Other debt instruments	310	0.00%	—	—	—	—	—	—	310	0.00%

Total domestic	3,105,521	(0.06%)	2,950,397	(0.21%)	708,242	0.00%	840,893	0.30%	7,605,053	(0.06%)

Foreign:
U.S. Treasury and other U.S. government agency bonds	880,226	2.09%	2,563,782	1.46%	971,345	1.12%	79,333	1.94%	4,494,686	1.52%
Bonds issued by other governments and official institutions	1,483,420	0.96%	581,321	2.54%	623,199	0.27%	242,866	0.12%	2,930,806	1.05%
Mortgage-backed securities(1)	—	—	—	—	162	2.41%	2,807,651	2.87%	2,807,813	2.87%
Other debt instruments	109,575	1.33%	62,544	1.65%	33,498	0.82%	10,189	1.17%	215,806	1.33%

Total foreign	2,473,221	1.38%	3,207,647	1.67%	1,628,204	0.78%	3,140,039	2.61%	10,449,111	1.72%

Total	¥5,578,742	0.58%	¥6,158,044	0.75%	¥2,336,446	0.54%	¥3,980,932	2.11%	¥18,054,164	0.89%

(1)	Foreign mortgage-backed securities primarily consist of securities of U.S. government-sponsored enterprises and securities guaranteed by the U.S. government.

Excluding securities of the U.S. government and U.S. government agencies and corporations and Japanese government bonds, there are no investments in any individual issuers held in our investment portfolio which exceeded 10% of shareholders’ equity in the consolidated statement of financial position at March 31, 2020.

III.	Loan Portfolio

The following table shows our outstanding loans and advances by the domicile and industry type of the borrowers at March 31, 2020, 2019, 2018, 2017 and 2016. The classification of loans and advances by industry is based on the industry segment loan classification as defined by the Bank of Japan (“BOJ”) for regulatory reporting purposes.

	At March 31,
	2020	2019	2018	2017	2016
	(In millions)
Domestic:
Manufacturing	¥8,787,566	¥8,522,451	¥7,961,620	¥9,578,147	¥8,298,576
Agriculture, forestry, fisheries and mining	280,233	288,099	145,957	174,021	184,314
Construction	919,043	918,617	947,765	1,151,989	1,169,900
Transportation, communications and public enterprises	5,637,560	5,596,935	5,424,054	5,365,225	5,258,899
Wholesale and retail	5,375,802	5,281,596	5,288,767	5,721,005	5,548,103
Finance and insurance	3,217,545	3,129,666	2,777,862	2,844,546	2,684,865
Real estate and goods rental and leasing	10,666,446	10,126,531	9,017,664	10,101,846	9,587,757
Services	4,452,195	4,328,173	4,255,228	4,885,247	4,960,352
Municipalities	839,878	866,373	1,000,286	1,216,211	1,374,306
Lease financing	8,380	9,030	14,629	2,706,641	2,212,048
Consumer(1)	15,691,638	16,187,195	16,363,489	19,096,755	18,935,521
Others	4,308,469	4,601,499	4,633,306	5,178,461	2,989,278

Total domestic	60,184,755	59,856,165	57,830,627	68,020,094	63,203,919

Foreign:
Public sector	335,071	360,875	372,008	299,746	236,290
Financial institutions	6,220,956	5,382,130	4,496,646	4,588,001	4,067,764
Commerce and industry	25,597,599	23,285,374	21,023,885	21,041,905	20,451,545
Lease financing	309,531	344,958	357,660	404,658	357,072
Others	2,994,838	2,316,816	1,779,101	1,836,322	1,481,455

Total foreign	35,457,995	31,690,153	28,029,300	28,170,632	26,594,126

Gross loans and advances	95,642,750	91,546,318	85,859,927	96,190,726	89,798,045
Adjust: Unearned income, unamortized premiums-net and deferred loan fees-net	(264,527)	(258,392)	(239,181)	(236,425)	(212,957)
Less: Allowance for loan losses	(706,405)	(604,988)	(491,676)	(680,456)	(722,717)

Carrying amount	¥94,671,818	¥90,682,938	¥85,129,070	¥95,273,845	¥88,862,371

(1)

The balance in Consumer mainly consists of housing loans. The housing loan balances amounted to ¥10,913,869 million, ¥11,216,711 million, ¥11,482,678 million, ¥13,766,771 million and ¥13,984,755 million at March 31, 2020, 2019, 2018, 2017 and 2016, respectively.

Maturities and Sensitivities of Loans and Advances to Changes in Interest Rates

The following table shows the maturities of loans and advances by the domicile and industry type of the borrower at March 31, 2020.

	Maturity
	Not later than one year	Later than one year and not later than five years	Later than five years	Total
	(In millions)
Domestic:
Manufacturing	¥4,151,837	¥3,114,672	¥1,521,057	¥8,787,566
Agriculture, forestry, fisheries and mining	59,927	44,143	176,163	280,233
Construction	492,273	314,021	112,749	919,043
Transportation, communications and public enterprises	1,957,858	2,227,518	1,452,184	5,637,560
Wholesale and retail	2,926,226	1,763,884	685,692	5,375,802
Finance and insurance	1,591,555	1,160,379	465,611	3,217,545
Real estate and goods rental and leasing	2,244,250	4,487,497	3,934,699	10,666,446
Services	1,296,912	1,829,745	1,325,538	4,452,195
Municipalities	344,613	302,042	193,223	839,878
Lease financing	669	2,869	4,842	8,380
Consumer	3,608,818	4,145,625	7,937,195	15,691,638
Others	1,674,717	1,135,286	1,498,466	4,308,469

Total domestic	20,349,655	20,527,681	19,307,419	60,184,755

Foreign:
Public sector	87,662	189,089	58,320	335,071
Financial institutions	2,589,590	3,106,349	525,017	6,220,956
Commerce and industry	9,111,193	11,309,907	5,176,499	25,597,599
Lease financing	31,826	228,044	49,661	309,531
Others	1,093,882	1,348,125	552,831	2,994,838

Total foreign	12,914,153	16,181,514	6,362,328	35,457,995

Total	¥33,263,808	¥36,709,195	¥25,669,747	¥95,642,750

The above loans and advances due after one year which had predetermined interest rates and floating or adjustable interest rates at March 31, 2020 are shown below:

	Domestic	Foreign	Total
	(In millions)
Predetermined rate	¥12,759,413	¥2,749,553	¥15,508,966
Floating or adjustable rate	27,075,687	19,794,289	46,869,976

Total	¥39,835,100	¥22,543,842	¥62,378,942

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

The following table shows the distribution of impaired loans and advances by “potentially bankrupt, effectively bankrupt and bankrupt (loans and advances),” “past due three months or more (loans),” “restructured (loans),” and “other impaired (loans and advances)” at March 31, 2020, 2019, 2018, 2017 and 2016 by the domicile and industry type of the borrowers.

	At March 31,
	2020	2019	2018	2017	2016
	(In millions)
Potentially bankrupt, effectively bankrupt and bankrupt (loans and advances):
Domestic:
Manufacturing	¥44,640	¥98,260	¥62,322	¥106,178	¥119,318
Agriculture, forestry, fisheries and mining	7,648	6,229	6,369	2,250	2,843
Construction	10,008	15,762	10,439	24,430	25,932
Transportation, communications and public enterprises	35,562	30,691	15,494	23,692	38,008
Wholesale and retail	67,810	74,865	74,332	104,472	125,241
Finance and insurance	5,556	8,266	3,021	4,135	8,302
Real estate and goods rental and leasing	28,189	29,999	32,634	126,179	133,324
Services	44,040	56,861	50,858	91,943	126,781
Lease financing	—	—	—	7,513	16,122
Consumer	162,881	159,375	157,221	194,721	213,931
Others	19,475	21,120	23,081	25,059	32,503

Total domestic	425,809	501,428	435,771	710,572	842,305

Foreign:
Public sector	—	—	—	—	31
Financial institutions	29	180	30	29	28
Commerce and industry	137,438	109,453	144,975	157,227	148,475
Lease financing	—	—	—	11,892	11,104
Others	9,118	24,409	22,383	23,890	5,682

Total foreign	146,585	134,042	167,388	193,038	165,320

Total	572,394	635,470	603,159	903,610	1,007,625

Past due three months or more (loans):
Domestic	27,923	24,781	21,649	20,808	21,861
Foreign	—	2,525	—	11,449	7,962

Total	27,923	27,306	21,649	32,257	29,823

Restructured (loans):
Domestic	144,034	127,316	136,582	155,100	164,035
Foreign	42,123	18,624	17,567	25,741	22,401

Total	186,157	145,940	154,149	180,841	186,436

Other impaired (loans and advances):
Domestic	52,020	66,285	93,175	103,777	126,211
Foreign	6,835	7,017	6,736	8,203	2,492

Total	58,855	73,302	99,911	111,980	128,703

Gross impaired loans and advances	845,329	882,018	878,868	1,228,688	1,352,587

Less: Allowance for loan losses for impaired loans and advances	(355,737)	(354,448)	(369,386)	(532,451)	(613,510)

Net impaired loans and advances	¥489,592	¥527,570	¥509,482	¥696,237	¥739,077

Interest Foregone on Impaired Loans and Advances

Interest income which would have been accrued at the original terms on domestic impaired loans and advances during the fiscal year ended March 31, 2020 was ¥20.3 billion, of which ¥10.3 billion was included in profit or loss for the fiscal year then ended. Interest income which would have been accrued at the original terms on foreign impaired loans and advances during the fiscal year ended March 31, 2020 was ¥7.3 billion, of which ¥4.5 billion was included in profit or loss for the fiscal year then ended.

Cross-border Outstanding

Cross-border outstandings are defined as loans, acceptances, interest-earning deposits with other banks, other interest-earning investments and any other monetary assets denominated in Japanese yen or other non-local currencies. Local currency outstandings are netted out from cross-border outstandings. This cross-border disclosure is based on the reports to the BOJ required under Japanese foreign exchange-related laws. The following tables list the countries for which cross-border outstandings exceeded 0.75% of consolidated total assets at March 31, 2020, 2019 and 2018.

	At March 31, 2020
	Public institutions	Banks	Others	Total	% of total assets	Undrawn commitments
	(In millions, except percentages)
United Kingdom	¥7,403	¥361,505	¥1,356,994	¥1,725,902	0.81%	¥872,223
United States	¥374,289	¥236,470	¥1,783,450	¥2,394,209	1.13%	¥417,552

	At March 31, 2019
	Public institutions	Banks	Others	Total	% of total assets	Undrawn commitments
	(In millions, except percentages)
United Kingdom	¥9,498	¥238,794	¥1,449,225	¥1,697,517	0.87%	¥975,850
United States	¥406,416	¥215,237	¥1,317,859	¥1,939,512	0.99%	¥343,973

	At March 31, 2018
	Public institutions	Banks	Others	Total	% of total assets	Undrawn commitments
	(In millions, except percentages)
United Kingdom	¥5,507	¥222,918	¥1,425,584	¥1,654,009	0.86%	¥1,242,180

Loan Concentrations

At March 31, 2020, there were no concentrations of loans and advances to a single industry group of borrowers, as defined by the BOJ industry segment loan and advance classifications, which exceeded 10% of our consolidated total loans and advances, except for loans and advances in a category disclosed in the table of outstanding loans and advances above.

IV.	Summary of Loan Loss Experience

The following table shows an analysis of our loan loss experience by the borrowers’ domicile and industry type for the fiscal years ended March 31, 2020, 2019, 2018, 2017 and 2016.

	For the fiscal year ended March 31,
	2020	2019	2018	2017	2016
	(In millions, except percentages)
Allowance for loan losses at beginning of period	¥604,988	¥651,620	¥680,456	¥722,717	¥793,552
Provision for loan losses	249,478	122,927	126,623	141,457	118,750
Charge-offs:
Domestic:
Manufacturing	7,374	9,642	6,439	9,712	20,992
Agriculture, forestry, fisheries and mining	22	282	1,772	388	33
Construction	845	1,159	1,478	1,810	6,407
Transportation, communications and public enterprises	579	1,556	1,609	9,731	5,891
Wholesale and retail	6,435	10,315	10,998	13,293	14,824
Finance and insurance	2,236	96	121	16	423
Real estate and goods rental and leasing	923	4,291	12,947	6,246	21,017
Services	9,795	4,784	9,548	5,731	14,396
Lease financing	—	637	511	454	651
Consumer	97,655	104,748	112,265	102,383	87,969
Others	464	1,986	3,838	7,609	828

Total domestic	126,328	139,496	161,526	157,373	173,431

Foreign	27,664	40,758	23,534	33,135	20,218

Total	153,992	180,254	185,060	190,508	193,649

Recoveries:
Domestic:
Manufacturing	2	1	27	61	80
Agriculture, forestry, fisheries and mining	—	2	—	5	—
Construction	—	5	5	6	6
Transportation, communications and public enterprises	—	—	1	62	5
Wholesale and retail	4	—	28	86	45
Finance and insurance	—	—	1	—	2
Real estate and goods rental and leasing	16	—	2	1	55
Services	—	12	38	40	61
Consumer	10,074	9,739	9,535	9,571	9,223
Others	—	8	21	20	—

Total domestic	10,096	9,767	9,658	9,852	9,477

Foreign	2,317	1,275	574	445	871

Total	12,413	11,042	10,232	10,297	10,348

Net charge-offs	141,579	169,212	174,828	180,211	183,301
Others(1)	(6,482)	(347)	(140,575)	(3,507)	(6,284)

Allowance for loan losses at end of period	¥706,405	¥604,988	¥491,676	¥680,456	¥722,717

Ratio of net charge-offs to average loans outstanding during the period	0.15%	0.19%	0.18%	0.20%	0.20%
Allowance for loan losses applicable to foreign activities:
Balance at beginning of period	¥155,114	¥153,167	¥128,347	¥134,664	¥100,783

Balance at end of period	¥258,143	¥155,114	¥114,306	¥128,347	¥134,664

Provision for loan losses	¥134,657	¥46,597	¥19,872	¥29,699	¥60,002

(1)

Others mainly include foreign exchange translations for the fiscal years ended March 31, 2020, 2017 and 2016. The amount for the fiscal year ended March 31, 2018 mainly includes the exclusion of the allowance for loans and advances made by KUBC and The Minato Bank, both of which had been our subsidiaries but became our equity-method associates, and the exclusion of the allowance for loans and advances made by SMFL which was reclassified as assets held for sale.

The following table shows an allocation of the allowance for loan losses by the borrower’s domicile and industry type at March 31, 2020, 2019, 2018, 2017 and 2016.

	At March 31,
	2020		2019		2018		2017		2016
	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans
	(In millions, except percentages)
Domestic:
Manufacturing	¥36,263	9.19%	¥35,358	9.31%	¥67,511	9.27%	¥101,936	9.96%	¥63,720	9.24%
Agriculture, forestry, fisheries and mining	7,132	0.29%	6,335	0.31%	6,047	0.17%	2,251	0.18%	2,712	0.21%
Construction	5,346	0.96%	7,888	1.00%	4,171	1.10%	14,142	1.20%	15,212	1.30%
Transportation, communications and public enterprises	29,631	5.89%	24,133	6.11%	8,431	6.32%	16,237	5.58%	25,119	5.86%
Wholesale and retail	52,874	5.62%	48,883	5.77%	45,321	6.16%	54,896	5.95%	73,230	6.18%
Finance and insurance	2,319	3.36%	5,134	3.42%	3,183	3.24%	3,982	2.96%	6,886	2.99%
Real estate and goods rental and leasing	22,638	11.15%	25,635	11.06%	14,650	10.50%	85,813	10.50%	94,669	10.68%
Services	35,386	4.66%	42,172	4.73%	32,690	4.96%	52,282	5.08%	60,735	5.52%
Municipalities	—	0.88%	—	0.95%	—	1.17%	—	1.26%	1	1.53%
Lease financing	—	0.01%	—	0.01%	—	0.02%	4,114	2.81%	11,567	2.46%
Consumer	240,047	16.41%	233,287	17.68%	177,013	19.06%	194,964	19.85%	208,274	21.09%
Others	16,626	4.51%	21,049	5.03%	18,353	5.38%	21,492	5.38%	25,928	3.32%

Total domestic	448,262	62.93%	449,874	65.38%	377,370	67.35%	552,109	70.71%	588,053	70.38%

Foreign:
Public sector	898	0.35%	522	0.39%	75	0.43%	88	0.31%	105	0.26%
Financial institutions	23,610	6.50%	10,660	5.88%	2,386	5.24%	3,186	4.77%	3,347	4.53%
Commerce and industry	207,723	26.76%	120,748	25.44%	92,255	24.49%	108,076	21.88%	117,671	22.78%
Lease financing	502	0.32%	1,342	0.38%	1,828	0.42%	6,713	0.42%	3,998	0.40%
Others	25,410	3.14%	21,842	2.53%	17,762	2.07%	10,284	1.91%	9,543	1.65%

Total foreign	258,143	37.07%	155,114	34.62%	114,306	32.65%	128,347	29.29%	134,664	29.62%

Total	¥706,405	100.00%	¥604,988	100.00%	¥491,676	100.00%	¥680,456	100.00%	¥722,717	100.00%

V.	Deposits

The following table shows the average amount of, and the average rate paid on, the following deposit categories for the fiscal years ended March 31, 2020, 2019 and 2018.

	For the fiscal year ended March 31
	2020		2019		2018
	Average amount	Average rate	Average amount	Average rate	Average amount	Average rate
	(In millions, except percentages)
Domestic offices:
Non-interest-bearing demand deposits	¥21,526,454	—	¥19,831,261	—	¥18,803,822	—
Interest-bearing demand deposits	54,861,069	0.00%	51,984,345	0.00%	51,369,924	0.00%
Deposits at notice	816,445	0.00%	935,063	0.00%	998,707	0.00%
Time deposits	17,871,438	0.04%	18,129,683	0.04%	22,202,905	0.06%
Negotiable certificates of deposit	5,259,480	0.01%	5,526,250	0.01%	5,919,870	0.01%
Others	6,860,335	0.65%	7,216,386	0.70%	6,647,336	0.45%

Total domestic offices	107,195,221		103,622,988		105,942,564

Foreign offices:
Non-interest-bearing demand deposits	1,306,623	—	1,227,660	—	1,193,648	—
Interest-bearing demand deposits	3,010,904	1.24%	2,852,999	1.27%	2,645,695	0.84%
Deposits at notice	9,900,813	1.52%	10,390,633	1.60%	9,332,778	0.94%
Time deposits	7,540,045	2.77%	7,818,323	2.59%	6,930,572	1.98%
Negotiable certificates of deposit	6,572,168	2.02%	6,086,906	2.24%	6,366,473	1.41%
Others	173,971	1.15%	134,615	0.98%	138,216	0.49%

Total foreign offices	28,504,524		28,511,136		26,607,382

Total	¥135,699,745		¥132,134,124		¥132,549,946

Deposits at notice represent interest-bearing demand deposits which require the depositor to give two or more days’ notice in advance of withdrawal.

The total amount of deposits by foreign depositors included in domestic offices for the fiscal years ended March 31, 2020, 2019 and 2018 were ¥2,206,185 million, ¥2,460,264 million and ¥2,303,112 million, respectively.

At March 31, 2020, the balances and remaining maturities of time deposits and negotiable certificates of deposit issued by domestic offices in amounts of ¥10 million (approximately $91,903 at the median exchange rate for buying and selling spot dollars for yen by telegraphic transfer as determined by SMBC at the end of the current fiscal year) or more and total foreign deposits issued in amounts of $100,000 or more are shown in the following table.

	Time deposits	Negotiable certificates of deposit	Total
	(In millions)
Domestic offices:
Not later than three months	¥2,547,396	¥3,817,445	¥6,364,841
Later than three months and not later than six months	1,241,580	66,853	1,308,433
Later than six months and not later than one year	4,029,649	137,443	4,167,092
Later than one year	1,709,006	60,000	1,769,006

Total	¥9,527,631	¥4,081,741	¥13,609,372

Foreign offices:	¥7,187,668	¥6,098,695	¥13,286,363

VI.	Return on Equity and Assets

The following table shows the ratio of return on equity and assets for the fiscal years ended March 31, 2020, 2019 and 2018.

	For the fiscal year ended March 31,
	2020	2019	2018
Return on average total assets	0.1%	0.3%	0.4%
Return on average shareholders’ equity	1.9%	5.3%	6.6%
Dividends payout ratio(1):
Basic	127.2%	45.1%	28.8%
Diluted	127.2%	45.2%	28.8%
Average shareholders’ equity to average total assets	5.3%	5.2%	5.8%

(1)	Dividends declared per common share as a percentage of net profit per share.

VII.	Short-Term Borrowings

The following table shows certain additional information with respect to our short-term borrowings for the fiscal years ended March 31, 2020, 2019 and 2018.

	For the fiscal year ended March 31,
	2020	2019	2018
	(In millions, except percentages)
Call money, and payables under repurchase agreements and securities lending transactions:
Average balance outstanding during the period	¥16,147,869	¥12,591,665	¥15,868,395
Maximum balance outstanding at any month-end during the period	19,745,293	15,706,407	19,435,458
Balance at end of period	19,196,322	14,195,028	13,213,522
Weighted average interest rate during the period	0.88%	1.07%	0.44%
Weighted average interest rate on balance at end of period	0.17%	1.05%	0.74%
Commercial paper:
Average balance outstanding during the period	2,160,939	3,590,252	3,390,092
Maximum balance outstanding at any month-end during the period	2,476,441	2,934,756	3,671,388
Balance at end of period	1,736,702	2,440,515	2,467,645
Weighted average interest rate during the period	1.46%	1.27%	0.56%
Weighted average interest rate on balance at end of period	1.01%	1.85%	1.30%
Short-term borrowings:
Average balance outstanding during the period	6,755,141	4,093,115	6,442,910
Maximum balance outstanding at any month-end during the period	10,184,282	5,591,581	7,522,143
Balance at end of period	10,184,282	5,591,581	3,943,140
Weighted average interest rate during the period	0.12%	0.26%	0.10%
Weighted average interest rate on balance at end of period	0.18%	0.18%	0.20%

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

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Sumitomo Mitsui Financial Group, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Sumitomo Mitsui Financial Group, Inc. and subsidiaries (the Group) as of March 31, 2020 and 2019, the related consolidated income statement and consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2020 and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of March 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2020, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as of March 31, 2020, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated June 24, 2020 expressed an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Assessment of the allowance for loan losses

As discussed in Notes 2, 3, 10 and 45 to the consolidated financial statements, the Group’s allowance for loan losses (ALL) was ¥ 706,405 million on gross loans and advances of ¥ 95,642,750 million as of March 31, 2020.

Included in such balances are corporate loans of Sumitomo Mitsui Banking Corporation (SMBC), a commercial banking subsidiary. The ALL for SMBC’s corporate loans is estimated based on the expected credit loss (ECL), utilizing internal credit ratings (obligor grades), and incorporating forward looking information into the ECL measurement by obligor grading through a qualitative assessment, macroeconomic factors, and additional ALL adjustments. For individually significant credit-impaired financial assets, a discounted cash flow (DCF) method is used to estimate the ALL.

We identified the assessment of the ALL for SMBC’s corporate loans as a critical audit matter because of the significant measurement uncertainty and complex judgment involved. Specifically, complex and subjective auditor judgment was required to evaluate (1) the qualitative assessment in the obligor grading, including the assessment of obligor-specific forward-looking information, (2) the methodologies and key assumptions and inputs underlying the adjustments to incorporate macroeconomic factors and portfolio-specific risk factors considering the impact on credit risk from COVID-19 outbreak and coinciding oil price decline, and (3) the projection of multiple cash flow scenarios and probability allocation for the DCF method.

The primary procedures we performed to address the critical audit matter included the following. We tested certain internal controls over SMBC’s ALL process for its corporate loans to (1) approve the ALL methodologies and assess the obligor grading methods, (2) evaluate the individual obligor grading, including the qualitative assessment, (3) determine the methodologies and key assumptions and inputs underlying the adjustments to incorporate macroeconomic factors and portfolio-specific risk factors, and (4) evaluate the projection of multiple cash flow scenarios and probability allocation for the DCF method. In addition, we:

•	assessed for compliance with IFRSs the methodologies used in the ALL estimate; and

•

involved credit risk professionals with specialized industry knowledge and skills who assisted in evaluating the obligor grading methods through the assessment of the consistency of the obligor grades with external ratings, and the capability of default prediction.

We evaluated the qualitative assessment of the obligor grading by analyzing the obligor-specific forward-looking information, such as the feasibility of business plan and liquidity position forecast, for a selection of SMBC’s corporate customers including those being affected by the COVID-19 outbreak and coinciding oil price decline. We evaluated the adjustments to the ALL to incorporate macroeconomic factors and portfolio-specific risk factors including the credit risk implications from the COVID-19 outbreak and coinciding oil price decline through:

•	assessing the methodologies, such as macroeconomic scenario analysis and portfolio-specific credit impact estimation; and

•	assessing the key assumptions and inputs underlying the adjustments by reviewing available external data on relevant macroeconomic factors such as GDP outlook, and market indices including oil price.

We assessed, for a selection of obligors, the multiple cash flow scenarios and probability allocation for the DCF method through the assessment of obligor restructuring plans and related progress.

Intangible assets impairment assessment related to the retail banking business of SMBC Trust Bank, Ltd.

As discussed in Notes 2, 3 and 14 to the consolidated financial statements, the Group’s intangible assets were ¥ 835,477 million as of March 31, 2020, which included ¥ 591,650 million of other intangible assets. All of the carrying value of other intangible assets related to the acquisition of the retail banking business of Citibank Japan Ltd. by SMBC Trust bank Ltd, (SMBC Trust Bank) (the SMBC Trust Bank’s retail banking business unit) was impaired as of March 31, 2020 and an impairment loss of ¥28,679 million related to the other intangible assets was recorded for the fiscal year ended March 31, 2020.

The Group performs other intangible assets impairment testing whenever events or changes in circumstances indicate that the carrying amount of the cash-generating unit may not be recoverable. To determine whether an impairment shall be recognized, the carrying amount of a cash-generating unit is compared to its recoverable amount. If the recoverable amount of the cash-generating unit is less than its carrying amount, the carrying amount of the cash-generating unit is reduced to its recoverable amount, and this reduction is recognized as an impairment loss. The recoverable amount of a cash-generating unit is the higher of its fair value less costs to sell and its value in use. The value in use is determined based on the estimated future cash flows and pre-tax discount rate for the cash-generating unit.

We identified the estimation of the value in use for the SMBC Trust Bank’s retail banking business unit in the intangible assets impairment assessment as a critical audit matter because it involved a high degree of complex and subjective auditor judgment in assessing the key assumptions, including future cash flows and pre-tax discount rate, used in the value in use estimation. The estimates of future cash flows inherently reflected management judgments, and the pre-tax discount rate may be significantly affected by market interest rates and other market conditions. Also, as SMBC Trust Bank revised its business plan considering the recent market conditions, there was a higher degree of subjectivity of the estimated future cash flows and pre-tax discount rate, which therefore required greater auditor judgment.

The primary procedures we performed to address the critical audit matter included the following. We tested certain internal controls over the development of the future cash flows and pre-tax discount rate used to calculate the value in use. We assessed the estimated future cash flows used to calculate the value in use estimate by comparing the Group’s revenue forecasts in the prior year to the actual results to evaluate the Group’s ability to accurately forecast. We evaluated the estimated future cash flows from the SMBC Trust Bank’s retail banking business unit by considering the actual financial performance in the past, the current and forecasted market environment, the economic trends and the regulatory environment. In addition, we involved valuation professionals with specialized industry knowledge and skills to evaluate the pre-tax discount rate used to calculate the value in use by considering standard methods used for retail banks, historical market data, and current market conditions and environment.

/s/ KPMG AZSA LLC

We have served as the Group’s auditor since 1976.

Tokyo, Japan

June 24, 2020

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Sumitomo Mitsui Financial Group, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Sumitomo Mitsui Financial Group, Inc. and subsidiaries’ (the Group) internal control over financial reporting as of March 31, 2020, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of March 31, 2020, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Group as of March 31, 2020 and 2019, and the related consolidated income statement and consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2020, and the related notes (collectively, the consolidated financial statements), and our report dated June 24, 2020 expressed an unqualified opinion on those consolidated financial statements.

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

/s/ KPMG AZSA LLC

Tokyo, Japan

June 24, 2020

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Financial Position

		At March 31,
	Note	2020	2019
		(In millions)
Assets:
Cash and deposits with banks	5	¥62,471,453	¥57,763,441
Call loans and bills bought		898,256	2,465,745
Reverse repurchase agreements and cash collateral on securities borrowed		13,745,996	10,345,994
Trading assets	6	2,785,016	2,767,691
Derivative financial instruments	7	6,279,801	3,382,574
Financial assets at fair value through profit or loss	8	1,478,356	2,641,416
Investment securities	9	21,864,386	17,825,027
Loans and advances	10	94,671,818	90,682,938
Investments in associates and joint ventures	11	826,736	1,038,823
Property, plant and equipment	12	1,764,611	1,507,786
Intangible assets	14	835,477	821,785
Other assets	15	4,272,630	4,079,871
Current tax assets		161,729	143,459
Deferred tax assets	22	102,198	37,073

Total assets		¥212,158,463	¥195,503,623

Liabilities:
Deposits	16	¥138,431,418	¥134,404,652
Call money and bills sold		3,740,540	1,307,779
Repurchase agreements and cash collateral on securities lent		15,455,782	12,887,249
Trading liabilities	17	2,018,484	1,998,694
Derivative financial instruments	7	5,555,201	3,051,773
Borrowings	18	17,121,362	12,167,858
Debt securities in issue	19	10,985,048	11,171,209
Provisions	20	200,053	194,818
Other liabilities	21	7,601,355	6,131,739
Current tax liabilities		48,159	147,041
Deferred tax liabilities	22	66,183	267,365

Total liabilities		201,223,585	183,730,177

Equity:
Capital stock	24	2,339,965	2,339,443
Capital surplus	24	728,551	726,012
Retained earnings	24	5,609,854	5,715,101
Treasury stock	24	(13,984)	(16,302)

Equity excluding other reserves		8,664,386	8,764,254
Other reserves	24	1,525,720	1,916,366

Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.		10,190,106	10,680,620
Non-controlling interests	25	60,296	494,123
Equity attributable to other equity instruments holders	25	684,476	598,703

Total equity		10,934,878	11,773,446

Total equity and liabilities		¥212,158,463	¥195,503,623

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Income Statements

		For the fiscal year ended March 31,
	Note	2020	2019	2018
		(In millions, except per share data)
Interest income		¥2,407,045	¥2,406,350	¥2,144,070
Interest expense		1,090,730	1,137,430	771,907

Net interest income	26	1,316,315	1,268,920	1,372,163

Fee and commission income		1,147,132	1,101,777	1,131,364
Fee and commission expense		203,822	178,351	178,867

Net fee and commission income	27	943,310	923,426	952,497

Net trading income	28	134,069	320,302	270,464
Net income (loss) from financial assets at fair value through profit or loss	29	(21,939)	54,655	(667)
Net investment income	30	176,464	93,922	424,097
Other income	31	155,631	505,666	755,855

Total operating income		2,703,850	3,166,891	3,774,409

Impairment charges on financial assets	32	259,938	119,686	136,808

Net operating income		2,443,912	3,047,205	3,637,601

General and administrative expenses	33	1,696,386	1,679,813	1,775,183
Other expenses	34	488,806	575,657	792,765

Operating expenses		2,185,192	2,255,470	2,567,948

Share of post-tax profit of associates and joint ventures		24,031	40,157	49,323

Profit before tax		282,751	831,892	1,118,976

Income tax expense	35	51,768	184,306	229,378

Net profit		¥230,983	¥647,586	¥889,598

Profit attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.		¥200,052	¥541,932	¥759,998
Non-controlling interests		18,567	93,779	119,878
Other equity instruments holders		12,364	11,875	9,722
Earnings per share:
Basic	36	¥145.48	¥387.76	¥538.84
Diluted	36	145.39	387.49	538.43

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income

	For the fiscal year ended March 31,
	2020	2019	2018
	(In millions)
Net profit	¥230,983	¥647,586	¥889,598
Other comprehensive income:
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans:
Gains (losses) arising during the period, before tax	(88,950)	(40,329)	73,662
Equity instruments at fair value through other comprehensive income:
Gains (losses) arising during the period, before tax	(507,362)	(128,138)	—
Share of other comprehensive income (loss) of associates and joint ventures	(3,746)	3,711	58
Income tax relating to items that will not be reclassified	181,202	61,453	(22,492)

Total items that will not be reclassified to profit or loss, net of tax	(418,856)	(103,303)	51,228
Items that may be reclassified subsequently to profit or loss:
Available-for-sale financial assets:
Gains (losses) arising during the period, before tax	—	—	582,435
Reclassification adjustments for (gains) losses included in net profit, before tax	—	—	(275,038)
Debt instruments at fair value through other comprehensive income:
Gains (losses) arising during the period, before tax	329,196	150,074	—
Reclassification adjustments for (gains) losses included in net profit, before tax	(96,624)	(6,071)	—
Exchange differences on translating foreign operations:
Gains (losses) arising during the period, before tax	(78,742)	22,517	(75,409)
Reclassification adjustments for (gains) losses included in net profit, before tax	204	(37,247)	49
Share of other comprehensive income (loss) of associates and joint ventures	(7,859)	(4,410)	7,827
Income tax relating to items that may be reclassified	(68,152)	(43,746)	(96,246)

Total items that may be reclassified subsequently to profit or loss, net of tax	78,023	81,117	143,618

Other comprehensive income (loss), net of tax	(340,833)	(22,186)	194,846

Total comprehensive income (loss)	¥(109,850)	¥625,400	¥1,084,444

Total comprehensive income (loss) attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥(138,071)	¥577,998	¥948,250
Non-controlling interests	15,857	35,527	126,472
Other equity instruments holders	12,364	11,875	9,722

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Changes in Equity

	Equity excluding other reserves				Other reserves
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Remeasure- ments of defined benefit plans reserve	Available- for-sale financial assets reserve	Financial instruments at fair value through other comprehensive income reserve	Exchange differences on translating foreign operation reserve	Equity attributable to SMFG’s shareholders	Non- controlling interests	Equity attributable to other equity instruments holders	Total equity
	(In millions)
Balance at March 31, 2017	¥2,337,896	¥864,052	¥4,609,496	¥(12,913)	¥22,774	¥1,929,894	¥—	¥181,374	¥9,932,573	¥1,505,001	¥449,709	¥11,887,283
Comprehensive income:
Net profit	—	—	759,998	—	—	—	—	—	759,998	119,878	9,722	889,598
Other comprehensive income	—	—	—	—	51,273	192,366	—	(55,387)	188,252	6,594	—	194,846

Total comprehensive income	—	—	759,998	—	51,273	192,366	—	(55,387)	948,250	126,472	9,722	1,084,444

Issuance of shares under share-based payment transactions	847	848	—	—	—	—	—	—	1,695	—	—	1,695
Issuance of other equity instruments	—	—	—	—	—	—	—	—	—	—	149,916	149,916
Acquisition and disposal of subsidiaries and businesses-net	—	—	(1,190)	—	1,190	—	—	—	—	(204,257)	—	(204,257)
Transaction with non-controlling interest shareholders	—	—	62	—	—	—	—	—	62	2,440	—	2,502
Dividends to shareholders	—	—	(218,596)	—	—	—	—	—	(218,596)	(61,676)	—	(280,272)
Coupons on other equity instruments	—	—	—	—	—	—	—	—	—	—	(9,722)	(9,722)
Redemption of preferred securities	—	—	—	—	—	—	—	—	—	(135,000)	—	(135,000)
Purchase of treasury stock	—	—	—	(142)	—	—	—	—	(142)	—	—	(142)
Sale of treasury stock	—	—	—	562	—	—	—	—	562	—	—	562
Loss on sale of treasury stock	—	(41)	—	—	—	—	—	—	(41)	—	—	(41)
Share-based payment transactions	—	(1,354)	—	—	—	—	—	—	(1,354)	—	—	(1,354)
Others	—	—	(577)	—	865	—	—	—	288	—	(103)	185

Balance at March 31, 2018	2,338,743	863,505	5,149,193	(12,493)	76,102	2,122,260	—	125,987	10,663,297	1,232,980	599,522	12,495,799

Effect of changes in accounting policies	—	—	270,414	—	—	(2,122,260)	1,718,937	—	(132,909)	250	—	(132,659)

Balance at April 1, 2018	2,338,743	863,505	5,419,607	(12,493)	76,102	—	1,718,937	125,987	10,530,388	1,233,230	599,522	12,363,140
Comprehensive income:
Net profit	—	—	541,932	—	—	—	—	—	541,932	93,779	11,875	647,586
Other comprehensive income (loss)	—	—	—	—	(27,109)	—	75,828	(12,653)	36,066	(58,252)	—	(22,186)

Total comprehensive income	—	—	541,932	—	(27,109)	—	75,828	(12,653)	577,998	35,527	11,875	625,400

Issuance of shares under share-based payment transactions	700	699	—	—	—	—	—	—	1,399	—	—	1,399
Acquisition and disposal of subsidiaries and businesses-net	—	—	—	—	—	—	—	—	—	(306,444)	—	(306,444)
Transaction with non-controlling interest shareholders	—	(113,736)	—	—	—	—	—	—	(113,736)	(91,767)	—	(205,503)
Dividends to shareholders	—	—	(245,577)	—	—	—	—	—	(245,577)	(77,184)	—	(322,761)
Coupons on other equity instruments	—	—	—	—	—	—	—	—	—	—	(11,875)	(11,875)
Redemption of preferred securities	—	—	—	—	—	—	—	—	—	(299,239)	—	(299,239)
Purchase of treasury stock	—	—	—	(70,094)	—	—	—	—	(70,094)	—	—	(70,094)
Sale of treasury stock	—	—	—	363	—	—	—	—	363	—	—	363
Loss on sale of treasury stock	—	(68)	—	—	—	—	—	—	(68)	—	—	(68)
Cancellation of treasury stock	—	(24,218)	(41,704)	65,922	—	—	—	—	—	—	—	—
Share-based payment transactions	—	(129)	—	—	—	—	—	—	(129)	—	—	(129)
Transfer from other reserves to retained earnings	—	—	40,726	—	23,432	—	(64,158)	—	—	—	—	—
Others	—	(41)	117	—	—	—	—	—	76	—	(819)	(743)

Balance at March 31, 2019	¥2,339,443	¥726,012	¥5,715,101	¥(16,302)	¥72,425	¥—	¥1,730,607	¥113,334	¥10,680,620	¥494,123	¥598,703	¥11,773,446

	Equity excluding other reserves				Other reserves
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Remeasure- ments of defined benefit plans reserve	Available- for-sale financial assets reserve	Financial instruments at fair value through other comprehensive income reserve	Exchange differences on translating foreign operation reserve	Equity attributable to SMFG’s shareholders	Non- controlling interests	Equity attributable to other equity instruments holders	Total equity
	(In millions)
Balance at March 31, 2019	¥2,339,443	¥726,012	¥5,715,101	¥(16,302)	¥72,425	¥—	¥1,730,607	¥113,334	¥10,680,620	¥494,123	¥598,703	¥11,773,446
Comprehensive income:
Net profit	—	—	200,052	—	—	—	—	—	200,052	18,567	12,364	230,983
Other comprehensive income (loss)	—	—	—	—	(62,284)	—	(190,765)	(85,074)	(338,123)	(2,710)	—	(340,833)

Total comprehensive income (loss)	—	—	200,052	—	(62,284)	—	(190,765)	(85,074)	(138,071)	15,857	12,364	(109,850)

Issuance of shares under share-based payment transactions	522	522	—	—	—	—	—	—	1,044	—	—	1,044
Issurance of other equity instruments	—	—	—	—	—	—	—	—	—	—	84,951	84,951
Acquisition and disposal of subsidiaries and businesses-net	—	—	—	—	—	—	—	—	—	5,936	—	5,936
Transaction with non-controlling interest shareholders	—	498	—	—	—	—	—	—	498	11	—	509
Dividends to shareholders	—	—	(255,835)	—	—	—	—	—	(255,835)	(16,921)	—	(272,756)
Coupons on other equity instruments	—	—	—	—	—	—	—	—	—	—	(12,364)	(12,364)
Redemption of preferred securities	—	—	—	—	—	—	—	—	—	(436,500)	—	(436,500)
Purchase of treasury stock	—	—	—	(100,089)	—	—	—	—	(100,089)	—	—	(100,089)
Sale of treasury stock	—	—	—	733	—	—	—	—	733	—	—	733
Loss on sale of treasury stock	—	—	(250)	—	—	—	—	—	(250)	—	—	(250)
Cancellation of treasury stock	—	—	(101,674)	101,674	—	—	—	—	—	—	—	—
Share-based payment transactions	—	1,565	—	—	—	—	—	—	1,565	(1,610)	—	(45)
Transfer from other reserves to retained earnings	—	—	52,523	—	(12,694)	—	(39,829)	—	—	—	—	—
Others	—	(46)	(63)	—	—	—	—	—	(109)	(600)	822	113

Balance at March 31, 2020	¥2,339,965	¥728,551	¥5,609,854	¥(13,984)	¥(2,553)	¥—	¥1,500,013	¥28,260	¥10,190,106	¥60,296	¥684,476	¥10,934,878

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Cash Flows

	For the fiscal year ended March 31,
	2020	2019	2018
	(In millions)
Operating Activities:
Profit before tax	¥282,751	¥831,892	¥1,118,976
Adjustments for:
Gains on financial assets at fair value through profit or loss and investment securities	(42,600)	(5,888)	(274,371)
Foreign exchange losses	179,888	181,023	16,612
Provision for loan losses	249,478	122,927	126,623
Depreciation and amortization	317,074	218,915	310,179
Share of post-tax profit of associates and joint ventures	(24,031)	(40,157)	(49,323)
Net changes in assets and liabilities:
Net (increase) decrease of term deposits with original maturities over three months	(255,988)	199,313	(210,821)
Net (increase) decrease of call loans and bills bought	1,509,361	(596,424)	4,436
Net (increase) decrease of reverse repurchase agreements and cash collateral on securities borrowed	(3,428,875)	(1,862,136)	372,563
Net (increase) decrease of loans and advances	(4,528,736)	(3,368,911)	354,622
Net change of trading assets and liabilities and derivative financial instruments	(142,660)	(901,481)	283,731
Net increase of deposits	4,375,139	5,129,513	5,881,032
Net increase (decrease) of call money and bills sold	2,462,341	126,395	(778,412)
Net increase of repurchase agreements and cash collateral on securities lent	2,588,673	879,734	2,735,586
Net increase of other unsubordinated borrowings and debt securities in issue	4,517,188	2,073,280	991,110
Income taxes paid—net	(285,779)	(283,761)	(105,880)
Other operating activities—net	1,014,624	81,599	395,318

Net cash and cash equivalents provided by operating activities	8,787,848	2,785,833	11,171,981

Investing Activities:
Purchases of financial assets at fair value through profit or loss and investment securities	(34,178,930)	(25,077,310)	—
Proceeds from sale of financial assets at fair value through profit or loss and investment securities	23,114,463	17,705,865	—
Proceeds from maturities of financial assets at fair value through profit or loss and investment securities	8,274,856	8,922,752	—
Purchases of financial assets at fair value through profit or loss and available-for-sale financial assets	—	—	(22,488,127)
Proceeds from sale of financial assets at fair value through profit or loss and available-for-sale financial assets	—	—	13,384,847
Proceeds from maturities of financial assets at fair value through profit or loss and available-for-sale financial assets	—	—	6,265,527
Purchases of held-to-maturity investments	—	—	(2,001)
Proceeds from maturities of held-to-maturity investments	—	—	792,358
Acquisitions of the subsidiaries and businesses, net of cash and cash equivalents acquired	(15,942)	37,966	(160,862)
Investments in associates and joint ventures	(2,860)	(102,830)	(7,744)
Disposal of subsidiaries and businesses, net of cash and cash equivalents disposed	26,799	157,507	(852,179)
Proceeds from sale of investments in associates and joint ventures	1,947	101,359	19,415
Purchases of property, plant and equipment, and investment properties	(83,949)	(508,835)	(710,838)
Purchases of intangible assets	(147,939)	(139,305)	(136,100)
Proceeds from sale of property, plant and equipment, investment properties and intangible assets	19,119	104,403	302,027
Other investing activities—net	(283)	(2)	—

Net cash and cash equivalents provided by (used in) investing activities	(2,992,719)	1,201,570	(3,593,677)

Financing Activities:
Redemption of subordinated borrowings	(8,000)	(8,000)	(10,000)
Proceeds from issuance of subordinated bonds	54,303	—	104,866
Redemption of subordinated bonds	(113,000)	(26,721)	(180,034)
Redemption of preferred securities	(436,500)	(299,239)	(135,000)
Proceeds from issuance of other equity instruments	84,951	—	149,916
Dividends paid to shareholders of Sumitomo Mitsui Financial Group, Inc.	(255,771)	(245,595)	(218,569)
Dividends paid to non-controlling interest shareholders	(16,921)	(77,180)	(62,529)
Coupons paid to other equity instruments holders	(12,364)	(11,875)	(9,722)
Purchase of treasury stock and proceeds from sale of treasury stock—net	(99,605)	(69,800)	379
Purchase of other equity instruments and proceeds from sale of other equity instruments—net	822	(819)	(103)
Transactions with non-controlling interest shareholders—net	(234,159)	7,837	(6)

Net cash and cash equivalents used in financing activities	(1,036,244)	(731,392)	(360,802)

Effect of exchange rate changes on cash and cash equivalents	(271,873)	44,062	(45,865)

Net increase of cash and cash equivalents	4,487,012	3,300,073	7,171,637
Cash and cash equivalents at beginning of period	56,716,529	53,416,456	46,244,819

Cash and cash equivalents at end of period	¥61,203,541	¥56,716,529	¥53,416,456

Net cash and cash equivalents provided by operating activities includes:
Interest and dividends received	¥2,543,771	¥2,501,705	¥2,249,000
Interest paid	1,111,439	1,092,458	749,369

The accompanying notes are an integral part of the Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1	GENERAL INFORMATION

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

The Company and its subsidiaries (the “Group”) offer a diverse range of financial services, including commercial banking, leasing, securities, consumer finance and other services together with its associates and joint ventures.

The accompanying consolidated financial statements have been authorized for issue by the Management Committee on June 24, 2020.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of the consolidated financial statements are set out below. These policies have been consistently applied to all the fiscal years presented, unless otherwise stated.

Basis of Preparation

Compliance with International Financial Reporting Standards

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

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

Critical accounting estimates and judgments

The preparation of the consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the accounting policies. Actual results may differ from these estimates. The notes to the consolidated financial statements set out areas involving a higher degree of judgment or complexity, or areas where assumptions are significant to the consolidated financial statements, such as allowance for loan losses (Notes 10, 32), fair value of financial instruments (Note 43), impairment of intangible assets (Note 14), provision for interest repayment (Note 20), retirement benefits (Note 23) and deferred tax assets (Note 22).

Refer to Note 3 “Critical Accounting Estimates and Judgments” for further information.

New and Amended Accounting Standards Adopted by the Group

During the fiscal year ended March 31, 2020, a number of amendments to standards have become effective; however, they have not resulted in any material changes to the Group’s accounting policies, except as described below.

IFRS 16 “Leases”

On April 1, 2019, the Group adopted IFRS 16 “Leases,” which replaces IAS 17 “Leases” and other related interpretations.

IFRS 16 eliminates a lessee’s classification of leases as either operating leases or finance leases and introduces a single lessee accounting model, requiring a lessee to recognize a lease liability and right of use asset. A lessor continues to classify its leases as operating leases or finance leases, and to account for them differently.

The primary impact of IFRS 16 adoption is where the Group is a lessee in contracts for land and buildings which were off-balance sheet under IAS 17. The recognition and measurement of leases that the Group previously classified as finance leases as a lessee has not changed on the transition to IFRS 16. The Group’s accounting as a lessor under IFRS 16 has not substantially changed from its approach under IAS 17.

Effect of Adoption of IFRS 16

The Group adopted the standard retrospectively using the modified retrospective approach by adjusting the consolidated statement of financial position at the date of initial application, and has not restated comparatives as permitted by IFRS 16. In this approach, a lease liability was measured at the present value of the remaining lease payments, discounted using the Group’s incremental borrowing rate at April 1, 2019. The Group applied the following transition options available under the approach:

•	measuring a right of use asset at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments related to that lease;

•	relying on previous assessments on whether leases are onerous as an alternative to performing an impairment review; and

•	using hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

The Group also elected to apply the practical expedient to grandfather the assessment of which transactions are leases. The Group applied IFRS 16 only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17 were not reassessed for whether there is a lease under IFRS 16.

The following table shows the effect of the adoption of IFRS 16 on the Group’s consolidated financial statements.

(In millions)
Effect of adoption of IFRS 16 on consolidated statement of financial position
Assets:
Property, plant and equipment	¥380,632
Intangible assets	11,755
Other assets	(3,790)

Total assets	¥388,597

Liabilities:
Borrowings	388,612
Other liabilities	(15)

Total liabilities	¥388,597

Total equity	—

Total equity and liabilities	¥388,597

The following table reconciles the operating lease commitments disclosed in the Group’s consolidated financial statements under IAS 17 at March 31, 2019 to the lease liabilities recognized under IFRS 16 at April 1, 2019.

(In millions)
Operating lease commitments at March 31, 2019	¥320,331

Adjustments as a result of a different treatment of extension and termination options	82,550
Discounted at a weighted average rate of 0.55% at April 1, 2019	(14,269)

Lease liabilities due to the adoption of IFRS 16, recognized at April 1, 2019	388,612
Lease liabilities from finance leases at March 31, 2019	30,379

Total lease liabilities recognized at April 1, 2019	¥418,991

Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7)

In September 2019, the IASB issued “Interest Rate Benchmark Reform: Amendments to IFRS 9, IAS 39 and IFRS 7.” Interest rate benchmark reform gives rise to uncertainties about the timing or the amount of interest rate benchmark-based cash flows of hedged items or of hedging instruments. As a response, the IASB issued in September 2019 “Interest Rate Benchmark Reform: Amendments to IFRS 9, IAS 39 and IFRS 7” that provide temporary relief from applying specific hedge accounting requirements to hedging relationships directly affected by interest rate benchmark reform. The reliefs aim to ensure that the interest rate benchmark reform does not result in the discontinuance of hedge accounting. The amendments are effective for annual periods beginning on or after January 1, 2020 with early adoption permitted. The Group has elected to early adopt the amendments retrospectively from April 1, 2019. For further information, see “Hedge Accounting” in this note and Note 7 “Derivative Financial Instruments and Hedge Accounting—Hedge accounting.”

Consolidation

Subsidiaries

Subsidiaries are all entities controlled by the Group. The Group controls an entity when it is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The Group considers all facts and circumstances whether it controls an entity.

Where the relevant activities are directed through voting or similar rights, the Group considers that it controls an entity if it has the existing rights that give it the current ability to direct the operating and financing policies of the entity, in general by having a shareholding of more than 50% of the voting rights. The existence and effect of potential voting rights that are deemed to be substantive are taken into account when assessing whether the Group controls another entity.

Where the voting rights are not the dominant factor in deciding who controls the entity, the assessment of control is more complex and requires greater use of judgment. The Group assesses whether it controls an entity considering all facts and circumstances, such as the purpose and design of the entity, the relevant activities and how to make decisions about those activities.

The Group also determines whether it is acting as an agent or a principal in assessing whether it has control of another entity. An agent is a party primarily engaged to act on behalf and for the benefit of another party or parties and therefore does not control the entity. To make such judgments, the Group considers the overall relationship, especially all of the following factors: the scope of its decision-making authority over the entity, the rights held by other parties, the remuneration to which it is entitled in accordance with the remuneration agreement, and its exposure to variability of returns from other interests that it holds in the entity.

The Group reassesses whether it controls an entity if facts and circumstances indicate that there are changes to one or more of the elements of control.

Subsidiaries are fully consolidated from the date on which the Group obtains control. They are deconsolidated from the date on which the Group loses control.

The acquisition method is used to account for the business combinations including the acquisition of subsidiaries by the Group. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred, the liabilities incurred and the equity interests issued. Identifiable assets acquired and liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group’s previously held equity interest in the acquiree is remeasured at fair value at the acquisition date and any gain or loss is recognized in profit or loss. For each business combination, the Group measures any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets. The excess of the aggregate of the consideration transferred, the amount of any non-controlling interest and the acquisition-date fair value of the Group’s previously held equity interest in the acquiree over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed is recorded as goodwill in the consolidated statements of financial position. If the aggregate of the consideration transferred, the amount of any non-controlling interest and the acquisition-date fair value of the Group’s previously held equity interest in the acquiree is less than the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed, the difference is recognized immediately in the consolidated income statements.

Inter-company transactions, balances and unrealized gains on transactions between the Group companies are eliminated on consolidation. Unrealized losses are also eliminated unless the transaction provides evidence of impairment of the asset transferred. The accounting policies of subsidiaries have been adjusted where necessary to ensure consistency with the accounting policies adopted by the Group.

Non-controlling interests

Changes in the Group’s ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

Interests in the equity of subsidiaries not attributable to the Group are reported in the consolidated statements of financial position as a separate component of equity as non-controlling interests. Profits or losses attributable to non-controlling interests are separately reported in the consolidated income statements.

Associates and joint ventures

An associate is an entity over which the Group has significant influence, but does not control the financial and operating policy decisions of the entity. Significant influence is generally presumed to exist when the Group holds 20% or more, but less than 50%, of the voting rights.

Entities that are jointly controlled by more than one party, including the Group, may be determined to be a joint venture.

The Group accounts for investments in associates and joint ventures using the equity method from the date on which they become associates or joint ventures. The Group discontinues the use of the equity method from the date on which the Group ceases to have significant influence or joint control over the investees.

Under the equity method, the Group’s investments in associates and joint ventures are initially recognized at cost. The carrying amount of the investments are subsequently increased or decreased to recognize the Group’s share of the post-acquisition profit or loss of the associate or joint venture and other movements included directly in the equity of the associate or joint venture. The Group’s share of the results of associates and joint ventures is based on the financial statements of its associates and joint ventures, adjusted to conform with the accounting policies of the Group. Profits on transactions between the Group and its associates and joint ventures are eliminated to the extent of the Group’s interest in the associates or joint ventures. Losses are also eliminated to the extent of the Group’s interest in the associates or joint ventures unless the transaction provides evidence of impairment in the asset transferred.

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

When the Group’s share of losses in an associate or joint venture exceeds the Group’s carrying amount of the investment, the Group does not recognize further losses, unless it has a binding obligation or has made payments on behalf of the entity.

Segment Reporting

The Group determines its operating segments based on the management approach, which requires operating segments to be identified on the basis of internal reports about components of the entity that are regularly reviewed by management, in order to allocate resources to a segment and to assess its performance.

Foreign Currency Translation

Items included in the financial statements of each of the Group companies are measured using the currency of the primary economic environment in which the company operates (“the functional currency”). The consolidated financial statements are presented in Japanese yen, which is also the Company’s functional currency.

Transactions and balances

Foreign currency transactions that are denominated or settled in a foreign currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary items denominated in foreign currencies are translated using the exchange rate at the end of the reporting period. Foreign exchange gains and losses resulting from the retranslation and settlement of monetary items are recognized in the consolidated income statements. Non-monetary items that are measured at fair value in a foreign currency are translated into the functional currency using the exchange rate at the date the fair value is determined. Translation differences on certain of these items, such as equity instruments measured at fair value through other comprehensive income, which were classified as available-for-sale financial assets under IAS 39 “Financial Instruments: Recognition and Measurement” at March 31, 2018, are not included in the consolidated income statements but are recognized directly in equity. Non-monetary items that are measured at historical cost in a foreign currency are translated into the functional currency using the exchange rate at the date of the initial transaction.

Foreign operations

The assets and liabilities of foreign operations are translated into the presentation currency of the Group using the exchange rate at the end of the reporting period, and their income statements are translated using the exchange rates at the dates of the transactions or average exchange rates where these approximate to actual rates.

The exchange differences arising on the translation of a foreign operation are included in other comprehensive income within equity and subsequently included in profit or loss on the disposal or partial disposal of the operation.

Financial Assets

Regular way purchases and sales of financial assets are recognized and derecognized on the trade date—the date on which the Group commits to purchase or sell the assets. Financial assets are derecognized when the contractual rights to receive cash flows from the financial assets have expired or where the Group has transferred substantially all the risks and rewards of ownership of the financial assets at a consolidated level. The Group consolidates all subsidiaries in accordance with IFRS 10 “Consolidated Financial Statements” before determining derecognition of financial assets.

Accounting policies applied from April 1, 2018

IFRS 9 “Financial Instruments” requires all financial assets, including entire hybrid instruments, to be classified into three measurement categories, namely, amortized cost, fair value through other comprehensive income (“FVOCI”) and fair value through profit or loss (“FVPL”), based on the business model within which they are held and their contractual cash flow characteristics.

The Group has assessed the business models based on facts and circumstances at a portfolio level. Factors that are considered in determining the business model include policies and objectives for the relevant portfolio, how the performance and risks of the portfolio are managed, evaluated and reported to management, and the level of sales activity.

The Group has assessed the contractual cash flow characteristics of financial assets with reference to whether the contractual cash flows are solely payments of principal and interest (“SPPI”). Principal is defined as the fair value of the financial asset at initial recognition but it may change over the life of the financial asset as amounts are repaid. Interest is defined as consideration for the time value of money and the credit risk associated with the principal amount outstanding during a particular period of time. It can also include consideration for other basic lending risks such as liquidity risk and costs such as administrative costs associated with holding the financial asset for a particular period of time, as well as a profit margin. In assessing whether the contractual cash flows meet the conditions for SPPI, the Group considers the contractual terms of the financial asset. This includes assessing whether the financial asset contains a contractual term that could change the contractual cash flows so that it would not meet the conditions for SPPI, including leverage features, contingent events that would change the amount or timing of cash flows, contractual terms that limit the Group’s claim to cash flows from specified assets, and features that modify consideration of the time value of money.

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

In addition, the Group makes an irrevocable election at initial recognition, for particular non-trading equity instruments that would otherwise be measured at FVPL, to present subsequent changes in fair value in other comprehensive income. These financial assets are also included in “Investment securities” in the consolidated statements of financial position. They are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition of the financial asset, and are subsequently measured at fair value. Amounts presented in other comprehensive income are not subsequently transferred to profit or loss. Dividend income on equity instruments included in these financial assets is recognized in “Net investment income” in the consolidated income statements when the entity’s right to receive payment of the dividend is established.

Financial assets measured at fair value through profit or loss

Any financial assets that do not meet the criteria of amortized cost or FVOCI are classified as FVPL, unless the Group makes an irrevocable election for non-trading equity instruments to be measured at FVOCI. Financial assets of the Group classified as FVPL consist of financial assets held for trading, derivatives and financial assets mandatorily measured at FVPL.

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

Additionally, financial assets measured at amortized cost or FVOCI can be designated at initial recognition to be measured at FVPL in order to eliminate or significantly reduce a measurement or recognition inconsistency. The Group does not make this designation.

Accounting policies applied until March 31, 2018

At initial recognition, the financial assets of the Group were classified into one of the following categories: trading assets, derivative financial instruments, financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments and available-for-sale financial assets.

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

In addition, the Group classified the entire hybrid instrument at fair value through profit or loss when the Group was required to separate an embedded derivative from its host contract, but was unable to measure the embedded derivative separately either at acquisition or at the end of a subsequent reporting period. Financial assets at fair value through profit or loss were initially recognized at fair value with transaction costs being recognized in the consolidated income statements, and were subsequently measured at fair value. Gains and losses arising from changes in the fair value of such financial assets were included in “Net income (loss) from financial assets at fair value through profit or loss” in the consolidated income statements.

Loans and receivables

Loans and receivables were non-derivative financial assets with fixed or determinable payments that were not quoted in an active market, other than:

•

those that the Group intended to sell immediately or in the near term, which were classified as held for trading, and those that the Group upon initial recognition designated as at fair value through profit or loss;

•	those that the Group upon initial recognition classified as available-for-sale; or

•	those for which the Group might not recover substantially all of its initial investment, other than because of credit deterioration.

The financial assets classified as loans and receivables were mainly included in “Loans and advances” in the consolidated statements of financial position. Loans and receivables were initially recognized at fair value plus directly attributable transaction costs, and were subsequently measured at amortized cost using the effective interest method.

Held-to-maturity investments

Held-to-maturity investments were non-derivative financial assets quoted in an active market with fixed or determinable payments and fixed maturities that the Group had the positive intention and ability to hold to maturity. If the Group had been to sell other than an insignificant amount of held-to-maturity investments, the remaining investments in this category would have been reclassified as available-for-sale financial assets. Held-to-maturity investments were initially recognized at fair value plus directly attributable transaction costs, and were subsequently measured at amortized cost using the effective interest method.

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

For derivatives other than the component of hybrid instrument, refer to “Financial assets measured at fair value through profit or loss.”

The derivative component of a hybrid instrument containing both a derivative and non-derivative component (“host contract”) is referred to as an embedded derivative. Certain embedded derivatives are accounted for as separated derivatives, when their economic characteristics and risks are not closely related to those of the host contract, a separated instrument with the same terms as the embedded derivative would meet the definition of a derivative and the hybrid instrument is not carried at fair value through profit or loss. These embedded derivatives are measured at fair value, while the host contracts are measured at amortized cost. These embedded derivatives are presented in the consolidated statements of financial position together with the host contract.

If a financial liability is designated as at fair value through profit or loss, the amount of change in its fair value that is attributable to changes in own credit risk of that liability would be presented in other comprehensive income, rather than profit or loss. The Group does not make this designation.

Financial liabilities are derecognized when they have been redeemed or otherwise extinguished.

Hedge Accounting

The Group applies fair value hedge accounting and hedge accounting of net investments in foreign operations, in order to reflect the effect of risk management activities on its consolidated financial statements.

Fair value hedges

On April 1, 2019, the Group started to apply fair value hedge accounting in order to reflect in its consolidated financial statements the effect of risk management activities to mitigate the risk of changes in the fair value of certain fixed rate debt securities in issue and borrowings arising from changes in interest rates. The Group designates interest rate swaps as hedging instruments. Changes in fair values of hedging instruments are recognized in the consolidated income statements, together with changes in fair value of the hedged item attributable to the hedged risk. The fair value changes adjust the carrying amount of the hedged item. If the hedge no longer meets the criteria for hedge accounting for reasons other than the derecognition of the hedged item, the adjustment to the carrying amount of the hedged item for which the effective interest method is used is amortized to profit or loss over the period to maturity of the hedged item. When the hedged item is derecognized, the adjustment is recognized immediately in the consolidated income statements.

The Group also applies fair value hedge accounting in order to reflect in its consolidated financial statements the effect of risk management activities to mitigate the risk of changes in fair values of certain equity instruments elected to be measured at FVOCI. The Group designates equity derivatives as hedging instruments. Both the effective portion and ineffective portion of changes in the fair value of the hedging instruments are recognized in other comprehensive income, and amounts presented in other comprehensive income are not subsequently transferred to profit or loss.

Hedges of net investments in foreign operations

The Group applies hedge accounting of net investments in foreign operations in order to reflect in its consolidated financial statements the effect of risk management activities to mitigate the foreign currency risk of exchange differences arising from the translation of net investments in foreign operations. The Group designates currency derivatives and foreign currency denominated financial liabilities as hedging instruments. The effective portion of the gain or loss on the hedging instruments is recognized in other comprehensive income, whereas the ineffective portion of the gain or loss on the hedging instruments is recognized in “Net trading income” in the consolidated income statements. The cumulative gain or loss recognized in other comprehensive income is reclassified to profit or loss on the disposal or partial disposal of foreign operations.

For further information about hedge accounting, see Note 7 “Derivative Financial Instruments and Hedge Accounting—Hedge accounting.”

Interest Rate Benchmark Reform

The Group has elected to early adopt “Interest Rate Benchmark Reform, Amendments to IFRS 9, IAS 39 and IFRS 7” for the fiscal year ended March 31, 2020. The amendments provide reliefs from applying specific hedge accounting requirements to hedging relationships directly affected by the interest rate benchmark reform only if the reform gives rise to uncertainties. The reliefs aim to ensure that the interest rate benchmark reform does not result in the discontinuance of hedge accounting. In accordance with the transition provisions, the amendments have been adopted retrospectively to hedging relationships that existed at the beginning of the reporting period or were designated thereafter. The reliefs adopted by the Group are described below.

-	Prospective assessments

The Group has assumed that the interest rate benchmarks on which the hedged risk or the cash flows of the hedging instrument is based are not altered as a result of the interest rate benchmark reform in assessing whether there is an economic relationship between the hedged item and the hedging instrument.

-	Hedge of a non-contractually specified benchmark component of an interest rate

The Group has assessed whether a non-contractually specified benchmark component of interest rate risk designated as a hedged item is separately identifiable only at the inception of the hedging relationship.

Offsetting Financial Instruments

Financial assets and liabilities are offset and the net amount is reported in the consolidated statements of financial position, only if the Group currently has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis or to realize the asset and settle the liability simultaneously. In all other situations, they are presented on a gross basis.

Fair Value Measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining the fair value, the Group gives the highest priority to a quoted price in an active market for identical assets or liabilities. A market is regarded as active if transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis. If there is no active market for the asset or liability, the Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure the fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. In cases where the Group manages a group of financial assets and financial liabilities on the basis of its net credit risk exposure, the fair value of the group of financial assets and financial liabilities is measured on the basis of the price that would be received to sell a net long position (i.e., an asset) or paid to transfer a net short position (i.e., a liability) for the credit risk exposure provided that certain criteria set forth in IFRS 13 “Fair Value Measurement” are met. Details of fair value measurement are described in Note 43 “Fair Value of Financial Assets and Liabilities.”

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

The Group has certain financial instruments, such as derivatives, hybrid financial instruments and certain loans and advances classified as FVPL where fair value is determined using valuation techniques for which not all inputs are observable in a market. Such a financial instrument is initially recognized at the transaction price which may be different from the fair value, and the day one profit and loss is not recognized as a gain or loss.

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

Repurchase and Reverse Repurchase Agreements, and Securities Borrowing and Lending Agreements

In the ordinary course of business, the Group lends or sells securities under agreements to repurchase them at a predetermined price on a future date (“repos”). Since substantially all the risks and rewards of ownership are retained by the Group, the securities remain on the consolidated statements of financial position and a liability is recorded in respect of the consideration received. On the other hand, the Group borrows or purchases securities under agreements to resell them at a predetermined price on a future date (“reverse repos”). Since the Group does not retain the risks and rewards of ownership of the financial assets, these transactions are treated as collateralized loans and the securities are not included in the consolidated statements of financial position.

The Group measures repos and reverse repos at amortized cost. The difference between the sale and purchase price is accrued over the life of the transactions. Securities lent to counterparties remain on the consolidated statements of financial position. Securities borrowed are not recognized in the consolidated statements of financial position, unless these are sold to third parties, at which point the obligation to repurchase the securities is measured at fair value and included in “Trading liabilities” in the consolidated statements of financial position and any subsequent gain or loss is included in “Net trading income” in the consolidated income statements.

For the fiscal years ended March 31, 2020 and 2019, there were no transactions pursuant to repurchase agreements, securities lending transactions or other transactions involving the transfer of financial assets with an obligation to repurchase such transferred assets that were treated as sales and hence derecognized for accounting purposes.

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

Assessments on significant increases in credit risk are performed on an individual financial asset basis. The Group performs ECL recognition and measurement on a collective basis or an individual basis using reasonable and supportable information that is available without undue cost or effort, such as asset type, credit risk ratings, collateral collectability, past-due status and other relevant characteristics of financial instruments.

The Group determines whether there has been a significant increase in credit risk by comparing the risk of a default occurring on a financial instrument at the reporting date with that at the date of initial recognition, based on quantitative and qualitative assessments. As for the quantitative assessment, the Group measures increase of probability of default (“PD”) since initial recognition. If an obligor gets downgraded to a certain degree which reflects an increase of PD exceeding the threshold defined, a significant increase in credit risk is recognized. For example, origination obligor grade getting down by one to four grades is taken as a significant increase in credit risk where PD has increased since initial recognition. Numbers of obligor grade deterioration taken to identify significant increase in credit risk depend on credit quality at origination. The origination obligor grade with lower credit rating takes less downgrades to identify significant increase in credit risk than those with higher credit rating, due to the difference in increase of PD. Refer to Note 45 “Financial Risk Management” for information on obligor grading system of SMBC. As for the qualitative assessment, the Group evaluates credit risk characteristics of financial assets in accordance with the Group’s credit risk management practices. For example, certain financial assets that meet high credit risk criteria are transferred to Stage 2 from Stage 1. Moreover, financial assets whose principal and/or interest payments are more than 30 days past due are transferred to Stage 2. If there is no longer any observation of a significant increase in credit risk, the financial instrument will be transferred to Stage 1.

Determining credit-impaired financial assets

A financial asset is credit-impaired and classified to Stage 3 when one or more events that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. The criteria that the Group uses to determine that a financial asset is credit-impaired include:

•	significant financial difficulty of an issuer or a borrower;

•	a default or delinquency as more than 90 days past due in interest or principal payments;

•	restructuring of a financial asset by the Group due to the borrower’s financial difficulties;

•	indications that a borrower or issuer will enter bankruptcy; and

•	the disappearance of an active market for that financial asset because of the borrower’s financial difficulties.

If a financial asset is no longer credit-impaired, it will be transferred to Stage 2 or Stage 1.

The definition of default used for ECL recognition and measurement is consistent with that used for the Group’s internal credit risk management purposes. The Group manages credit risk with an internal credit rating system, which is consisted of the borrower categories to substandard borrowers, potentially bankrupt borrowers, effectively bankrupt borrowers, and bankrupt borrowers defined as default for ECL application (see Note 45 “Financial Risk Management”).

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

Measurement of Expected Credit Losses

The Group measures ECL of a financial asset in a way that reflect an unbiased and probability-weighted amount, the time value of money, and reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions.

The ECL models have been built by leveraging the PD, loss given default (“LGD”) and exposure at default (“EAD”) used in the Basel III regulatory framework, for instance by adjusting certain conservative factors in those PDs and LGDs. For financial assets at Stage 1 and Stage 2, the Group uses the 12-month PDs developed to measure 12-month ECL and the lifetime PDs developed to measure lifetime ECL respectively, and considers forward-looking macroeconomic information. For financial assets at Stage 3, the Group applies the discounted cash flow (“DCF”) method for individually significant credit-impaired financial assets. For credit-impaired financial assets that are not individually significant, the Group applies the same formula used for Stage 2 with PD set at 100%. For portfolios where the above ECL models are not applicable, the Group adjusts historical data, such as credit loss experience, with current observable data to reflect the effects of current conditions and forecasts to reflect the possible effect of future conditions.

The DCF method is used to measure the ECL, which is the difference between the financial asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. If financial assets have a variable interest rate, the discount rate for measuring any impairment loss is the effective interest rate determined under the contract, for the current period. The estimated future cash flows are individually calculated taking into account factors including historical loss information, the appropriateness of the borrower’s business plan or operational improvement plan, the status of progress of its plan, the overall support from financial institutions, and the realizable value of any collateral held. Cash flows are probability-weighted by reference to different scenarios.

The Group incorporates forward-looking information into the ECL measurement by obligor grading, macroeconomic factors and additional ECL adjustment as appropriate. Obligor-specific forward-looking information is reflected in the obligor grade as a qualitative assessment. Refer to Note 45 “Financial Risk Management” for information on obligor grading system of the Group. To incorporate forward-looking information into the ECL models, the Group introduces an approach based on multiple scenarios. In this approach, three scenarios (base, upside and downside scenarios) are modelled to ensure an unbiased ECL calculation. Information considered in the development of the base scenario is aligned with information used for strategic planning, budgeting and risk management of the Group, and includes not only internal information but external information including economic data and forecasts publicly provided by Japanese governmental bodies, research institutes of the private-sector and international organizations conducting economic analysis and projections. The downside scenario is the adverse scenario and based on the stressed business environments such as serious economic recession and financial market disruption. Both the downside scenario and the upside scenario, which is the favorable scenario, are developed based on the premises of the base scenario and the past macroeconomic experiences. The Group has lower weights for the downside scenario and the upside scenario compared with the base scenario. Furthermore, additional ECL adjustment is applied in cases where known or expected risk factors or information have not been specifically considered in the ECL model and thus the ECL does not fully reflect current circumstances, events or conditions at relevant portfolio level.

The Group has identified the key macroeconomic drivers impacting on credit risks and losses in each major portfolio of financial assets and has estimated relationships between those key drivers and credit risks and losses using an analysis of historical data. For domestic and foreign loans to wholesale customers, the key drivers for credit risks and losses are the Japanese and global gross domestic product (“GDP”). For domestic loans to retail customers, the Japanese unemployment rate is applied as the key driver. Outcomes of the analysis are incorporated into PD for ECL recognition and measurement in a probability-weighted way.

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

If contractual terms of a loan have been modified, it is required to recalculate the gross carrying amount of that loan and recognize a modification gain or loss in profit or loss. Moreover, it is required to assess whether there has been a significant increase since initial recognition and the Group conducts analysis to monitor the change in credit risk subsequent to modification. However, if the new contractual terms are considered substantially different from the existing contractual terms, a new loan will be recognized at fair value and the existing loan will be derecognized.

Accounting policies applied until March 31, 2018

Loans and advances and held-to-maturity investments

At the end of each reporting period, the Group assessed whether there was any objective evidence that a financial asset or a group of financial assets was impaired.

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

The criteria that the Group used to determine that there was objective evidence of an impairment loss included:

•	significant financial difficulty of an issuer or an obligor;

•	a default or delinquency in interest or principal payments;

•	restructuring of a financial asset by the Group due to the borrower’s financial difficulties on terms that the Group would have not otherwise considered;

•	indications that a borrower or issuer would enter bankruptcy;

•	disappearance of an active market for a security because of the borrower’s financial difficulties; and

•

other observable data relating to a group of assets, such as adverse changes in the payment status of borrowers or issuers in the group, or national or local economic conditions that correlated with defaults in the group.

The Group first assessed whether objective evidence of impairment existed individually for financial assets that were individually significant, and individually or collectively for financial assets that were not individually significant. If the Group determined that no objective evidence of impairment existed for an individually assessed financial asset, whether significant or not, it included the asset in a group of financial assets with similar credit risk characteristics and collectively assessed them for impairment. Assets that were individually assessed for impairment and for which an impairment loss was or continued to be recognized were not included in the collective assessment of impairment.

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

The collective allowance for financial assets was classified into two types: (1) the allowance for impaired financial assets that were not individually significant, and (2) the allowance for non-impaired financial assets, which reflected incurred but not yet identified (“IBNI”) losses for the period between the impairment occurring and the loss being identified. The collective allowance was estimated by applying historical loss experience to groups of homogenous loans. The historical loss experience data included the number of borrowers for whom objective evidence of impairment had been identified for the most recent rolling one-year period, and the amount ultimately recovered from impaired financial assets. The Group had collected and accumulated historical data on amounts ultimately recovered from impaired financial assets. The homogeneous groups were determined on the basis of similar credit risk characteristics. For every group, the Group’s grading processes were established considering asset type, industry, geographical location, collateral type, past-due status and other relevant characteristics. These characteristics were relevant to the estimation of future cash flows for groups of such assets as being indicative of the debtors’ ability to pay all amounts due according to the contractual terms of the assets being evaluated. Historical loss experience was adjusted on the basis of current observable data, including bankruptcy trends after the occurrence of significant events which had had a negative effect on the global economy and the economies in which a large portion of the Group’s assets were located, to reflect the effects of current conditions that had not affected the period on which the historical loss experience was based and to remove the effects of conditions in the historical period that did not currently exist.

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

Loans and advances that would have otherwise been past due or impaired, but whose terms had been renegotiated without providing any financial concessions, were not classified as impaired loans and advances as the terms of the renegotiated loans and advances did not result in a decrease in the net present value of the loan discounted at its original effective interest rate. A collective allowance was estimated for these loans and advances by including them in homogenous groups on the basis of applying the Group’s grading process, taking into account the renegotiation and their consequent higher risk status. These loans and advances were continually assessed for impairment until maturity or derecognition.

In addition, provisions for loan commitments were calculated where it was probable that the Group would incur a loss and recognized in other provisions.

Available-for-sale financial assets

At the end of each reporting period, the Group assessed whether there was objective evidence that a financial asset or a group of financial assets was impaired. In the case of equity instruments classified as available-for-sale, a significant or prolonged decline in the fair value of the instruments below cost was also considered in determining whether the assets were impaired. In the case of debt instruments classified as available-for-sale, impairment was assessed based on the same criteria as for loans and advances and held-to-maturity investments. If any objective evidence of impairment existed for available-for-sale financial assets, the cumulative loss—measured as the difference between the cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss—was removed from equity and recognized in the consolidated income statement.

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

Land is not depreciated. Depreciation of other assets is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives, as follows:

•	Buildings: 7–50 years;

•	Right of use assets: the shorter of the lease term and the estimated useful life, which is generally 1–20 years; and

•	Assets for rent and others: 2–40 years.

The residual values and useful lives are reviewed and adjusted, if appropriate, at the end of each reporting period. Gains and losses on disposal are determined by comparing the proceeds with the carrying amount. These are included in “Other income” and “Other expenses” in the consolidated income statements.

Intangible Assets

Goodwill

Goodwill represents the excess of the aggregate of the consideration transferred, the amount of any non-controlling interest and the acquisition-date fair value of the Group’s previously held equity interest in the acquiree over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed, and is initially recognized at the date of acquisition. Goodwill is allocated to cash-generating units for the purpose of impairment testing. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of cash inflows from other assets or groups of assets. Impairment testing is performed at least annually and whenever there is an indication that the cash-generating unit may be impaired. When the Group disposes of all or part of a cash-generating unit to which goodwill is allocated, the goodwill associated with the cash-generating unit is included in the carrying amount of the cash-generating unit when determining the gain or loss on disposal.

Software

Purchased software is carried at cost less accumulated amortization and accumulated impairment losses, if any.

Expenditure on internally generated software is recognized as an asset if the Group can demonstrate its intention and ability to complete the development and use the software in a manner that will generate future economic benefits and it can reliably measure the costs to complete the development. Internally generated software is carried at capitalized cost less accumulated amortization and accumulated impairment losses, if any. Costs associated with maintaining software are expensed as incurred.

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

Other intangible assets

Other intangible assets primarily consist of leasehold rights. They are recognized only when the Group legally obtains the rights and can reliably measure the fair value. Leasehold rights have an indefinite useful life and they are not amortized but are tested for impairment annually.

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

Leases

Accounting policies applied from April 1, 2019

The Group assesses whether the contract is, or contains, a lease at the inception of a contract. A lease is a contract that conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

As lessee

At the commencement date, the Group recognizes a lease liability and measures it at the present value of the lease payments that are not paid at that date. The lease payments are discounted using the interest rate implicit in the lease, or the Group’s incremental borrowing rate if the interest rate implicit in the lease cannot be readily determined. After the commencement date, the Group measures the lease liability by increasing the carrying amount to reflect interest on the lease liability and reducing the carrying amount to reflect the lease payments made. The lease liabilities are included in “Borrowings” in the consolidated statement of financial position.

The Group also recognizes a right of use asset and measures it at cost at the commencement date. The cost of the right of use asset comprises the amount of the initial measurement of the lease liability, any lease payments made at or before the commencement date, less any lease incentives received and any initial direct costs incurred.

After the commencement date, the Group measures the right of use asset applying a cost model. The right of use asset is depreciated from the commencement date to the earlier of the end of the useful life of the right of use asset or the end of the lease term. The lease term is determined as the non-cancellable period of a lease together with both periods covered by an option to extend the lease if the Group is reasonably certain to exercise that option and an option to terminate the lease if the Group is reasonably certain not to exercise that option. The right of use asset is included in “Property, plant and equipment” and “Intangible assets” in the consolidated statement of financial position, and it is presented within the same line item as that within which the corresponding underlying assets would be presented if they were owned.

As lessor

A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership of an underlying asset. A lease is classified as an operating lease if it does not transfer substantially all the risks and rewards incidental to ownership of an underlying asset.

When the Group acted as a lessor in an operating lease, the underlying assets were included in “Property, plant and equipment” in the consolidated statements of financial position and were depreciated over their expected useful lives on a basis consistent with similar assets in property, plant and equipment. Lease payment from operating leases as income was recognized on a straight-line basis over the lease term and included in “Other income” in the consolidated income statements. Initial direct costs incurred in obtaining an operating lease were added to the carrying amount of the underlying assets and recognized as an expense on a straight-line basis over the lease term.

When the Group was a lessor in a finance lease, the lease receivables were recognized at an amount equal to the net investment in the lease and included in “Loans and advances” in the consolidated statements of financial position. Finance income was recognized over the lease term based on a pattern reflecting a constant periodic rate of return on the net investment in the finance lease and included in “Interest income” in the consolidated income statements.

Sale and leaseback

A sale and leaseback qualifies as a sale if the buyer-lessor obtains control of the underlying asset. The seller-lessee measures a right of use asset arising from the leaseback at the proportion of the previous carrying amount of the asset that relates to the right of use retained. The seller-lessee recognizes only the amount of any gain or loss that relates to the rights transferred to the buyer-lessor. If the fair value of the consideration for the sale of an asset does not equal the fair value of the asset or if the lease payments are not at market rates, the difference is accounted for as either a prepayment of lease payments (if the purchase price is below market terms) or an additional financing (if the purchase price is above market terms) to measure the sale proceeds at fair value.

Accounting policies applied until March 31, 2019

As lessee

A lease agreement in which the lessor did not transfer to the lessee substantially all the risks and rewards of ownership of assets was classified as an operating lease. The leases entered into by the Group as a lessee were primarily operating leases. Operating lease payments, net of lease incentives received from the lessor, were recognized in the consolidated income statements on a straight-line basis over the lease term.

A lease agreement in which the lessor transferred to the lessee substantially all the risks and rewards of ownership of assets, with or without ultimate legal title, was classified as a finance lease. For finance leases, the Group initially recognized the leased asset at the lower of the fair value of the asset or the present value of the minimum lease payments. Subsequent to initial recognition, assets were accounted for in accordance with the accounting policy applicable to those assets. The corresponding liability to the lessor was recognized as a lease obligation within “Borrowings” in the consolidated statements of financial position. Interest expense was recognized over the term of the lease based on the interest rate implicit in the lease so as to give a constant rate of interest on the remaining balance of the liability.

As lessor

When the Group acted as a lessor in an operating lease, the assets for rent were included in “Property, plant and equipment” in the consolidated statements of financial position and were depreciated over their expected useful lives on a basis consistent with similar assets in property, plant and equipment. Income from operating leases (net of any incentives given to the lessee) was recognized on a straight-line basis over the lease term and included in “Other income” in the consolidated income statements. Initial direct costs incurred in negotiating and arranging an operating lease were added to the carrying amount of the leased assets and recognized as an expense on a straight-line basis over the lease term.

When the Group was a lessor in a finance lease, the leased assets were derecognized and the present value of the future lease payments was recognized as a lease receivable within “Loans and advances” in the consolidated statements of financial position. The difference between the gross receivables, i.e., undiscounted future cash flows, and the present value of the receivables was recognized as unearned finance income. Finance income was recognized over the lease term based on a pattern reflecting a constant periodic rate of return on the net investment in the finance lease.

Sale and leaseback

For sale and leaseback transactions leading to an operating lease, and the transaction took place at fair value, any profit or loss was recognized immediately. If the sale price was at or below fair value, any profit or loss was recognized immediately. However, if the loss was compensated for by future rentals at a below market price, the loss was deferred and amortized over the period that the asset was expected to be used. If the sale price was above fair value, any profit was deferred and amortized over the useful life of the asset. If the fair value of the asset was less than the carrying value of the asset at the date of transaction, that difference was recognized immediately as a loss on the sale.

Cash and Cash Equivalents

For the purposes of the consolidated statements of cash flows, cash and cash equivalents include cash on hand, demand deposits, and other short-term highly liquid financial assets with original maturities of three months or less, which are subject to insignificant risk of changes in their fair value.

Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

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

Employee Benefits

The Group operates various retirement benefit plans and other employee benefit plans.

Retirement benefits

The Group has defined benefit plans, such as defined benefit pension plans and lump-sum severance indemnity plans, and defined contribution plans.

Defined benefit plans

The liabilities and the assets recognized in the consolidated statements of financial position in respect of defined benefit plans are the present value of the defined benefit obligation less the fair value of plan assets.

The present value of the defined benefit obligation is calculated annually by qualified actuaries. In calculating the present value of the defined benefit obligations, the related current service cost, and past service cost, the Group attributes the retirement benefits to years of service under the benefit formula. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using market yields of AA credit-rated corporate bonds that have terms to maturity approximating those of the related obligations. In cases where there is no deep market in corporate bonds with a sufficiently long maturity to match the estimated maturity of the benefit payments, the Group uses current market rates of the appropriate term to discount shorter term payments and estimates the discount rates for longer maturities by extrapolating current market rates along the yield curve.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions in the year, and return on plan assets excluding interest income are recognized in other comprehensive income and are never reclassified to profit or loss.

Past service costs are recognized immediately in the consolidated income statements.

When the calculations above result in a benefit to the Group, the recognized asset is limited to the present value of any economic benefits available in the form of any refunds from the plan or reductions in future contributions to the plan. An economic benefit is available to the Group if it is realizable during the life of the plan or on settlement of the plan obligations.

Defined contribution plans

Contributions to defined contribution plans are recognized as an expense in the consolidated income statements when they are due.

Other long-term employee benefits

The Group’s net obligation with respect to long-term employee benefits other than retirement benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value and the fair value of any related assets is deducted. The discount rates are market yields of AA credit-rated corporate bonds that have terms to maturity approximating those of the related obligations. The calculation of obligations is performed using the projected unit credit method. Any actuarial gains or losses and past service costs are recognized in the consolidated income statements in the period in which they arise.

Short-term employee benefits

Short-term employee benefits, such as salaries, paid absences and other benefits are accounted for on an accrual basis over the period in which employees have provided services. Bonuses are recognized to the extent that the Group has a present obligation to its employees that can be measured reliably.

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

Debt and equity securities in issue

On initial recognition, financial instruments issued by the Group are classified in accordance with the substance of the contractual agreement as financial liabilities where the contractual arrangement results in the Group having an obligation to either deliver cash or another financial asset to the holder, or to satisfy the obligation other than by delivering a fixed number of equity shares in exchange for a fixed amount of cash or another financial asset. The instruments or their components are classified as equity where they do not meet the definition of a liability and show evidence of a residual interest in the entity’s assets after deducting all of its liabilities. Compound financial instruments that contain both liability and equity elements are accounted for separately with the equity component being assigned the residual amount after deducting from the entire value of the compound financial instrument the fair value of the liability component which has been determined separately.

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

Treasury stock

Where the Company or any other member of the Group companies purchase the Company’s common or preferred stock, the consideration paid is deducted from equity as treasury stock until they are cancelled or sold. No gain or loss is recognized on the purchase, sale, or cancellation of the Company’s own equity instruments and the consideration paid or received is recognized in equity.

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

The effective interest rate is the rate that discounts the estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period to the gross carrying amount of a financial asset or to the amortised cost of a financial liability. When calculating the effective interest rate, the Group estimates cash flows, considering the contractual terms of the financial instrument but not including ECL. The calculation includes fees and points paid or received between parties to the contract that are an integral part of the effective interest rate of the financial instrument, transaction costs and other premiums or discounts.

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

Fee and Commission Income

Accounting policies applied from April 1, 2018

The Group recognizes fee and commission income in accordance with the five-step model. This model requires the Group to (i) identify the contract with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

Fee and commission income arises from a diverse range of services that the Group provides to its customers. Fee and commission income can be divided into two categories: fee and commission income from transaction services which is recognized at the point in time when the transaction takes place, and fee and commission income from services which is recognized over the time as the services are provided. Fee and commission income from transaction services includes fees on credit card business, fees and commissions on the securities business, underwriting fees, brokerage fees, investment trusts sales commissions, fees on funds transfer and collection services, loan syndication fees for arranging a loan and fee and commission income from other services. Fee and commission income from services that are provided over a period of time includes fiduciary fees, investment fund management fees, loan commitments fees from which specific lending is unlikely to be drawn down and fee and commission income from other services.

Accounting policies applied until March 31, 2018

Fee and commission income includes fee and commission income arising from a diverse range of services that the Group provides to its customers. Fee and commission income can be divided into two categories: fee and commission income from providing transaction services, and fee and commission income earned from services that are provided over a certain period of time. Fee and commission income earned from providing transaction services is recognized when the service has been completed or the event has occurred. This fee and commission income includes fees on funds transfer and collection services, service charges from deposit accounts, fees and commissions on the securities business, underwriting fees, brokerage fees, and fee and commission income from other services. Fee and commission income earned from services over a period of time is recognized over that service period. This fee and commission income includes fees on credit-related businesses, investment fund businesses, and fee and commission income from other services. Loan commitment fees, together with the related direct cost, for loans that are likely to be drawn down are deferred and recognized as an adjustment to the effective interest rate on the loan. Loan commitment fees are recognized over the term of the commitment period when it is unlikely that a loan will be drawn down.

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

Earnings Per Share

The Group presents basic and diluted earnings per share (“EPS”) data for its common stock. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Group by the weighted average number of common stock outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common stock outstanding for the effects of all dilutive potential common stock including share options and other convertible instruments.

Recent Accounting Pronouncements

The Group is currently assessing the impact of the following standards, amendments to standards, and interpretations that are not yet effective and have not been early adopted:

Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28)

In September 2014, the IASB issued the narrow-scope amendments to IFRS 10 and IAS 28 “Investments in Associates and Joint Ventures” to address an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28, in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The effective date of applying the amendments was January 1, 2016 when they were originally issued, however, in December 2015, the IASB issued Effective Date of Amendments to IFRS 10 and IAS 28 to remove the effective date and indicated that a new effective date will be determined at a future date when it has finalized revisions, if any, that result from its research project on the equity accounting. The Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.

Definition of a Business (Amendments to IFRS 3)

In October 2018, the IASB issued amendments to IFRS 3 “Business Combinations” to clarify the definition of a business, with the objective of assisting entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The amended definition emphasizes that the output of a business is to provide goods and services to customers, whereas the previous definition focused on returns in the form of dividends, lower costs or other economic benefits to investors and others. The amendments are effective for annual periods beginning on or after January 1, 2020 and are not expected to have a material impact on the Group’s consolidated financial statements.

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

Covid-19-Related Rent Concessions (Amendment to IFRS 16)

In May 2020, the IASB issued an amendment to IFRS 16 to make it easier for lessees to account for covid-19-related rent concessions such as rent holidays and temporary rent reductions. The amendment exempts lessees to assess whether rent concessions occurring as a direct consequence of the covid-19 pandemic are lease modifications and allows lessees to account for such rent concessions as if they were not lease modifications. The amendment is effective for annual periods beginning on or after June 1, 2020 and is not expected to have a material impact on the Group’s consolidated financial statements.

Classification of Liabilities as Current or Non-current (Amendments to IAS 1)

In January 2020, the IASB issued narrow-scope amendments to IAS 1 to clarify how to classify debt and other liabilities as current or non-current. The amendments make it easier for entities to determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current or non-current. Although the amendments have not been issued yet, the IASB has proposed to defer the mandatory application date to January 1, 2023. The Group is currently evaluating the potential impact that the adoption of the standard will have on its consolidated financial statements.

Reference to the Conceptual Framework (Amendments to IFRS 3)

In May 2020, the IASB issued narrow-scope amendments to IFRS 3 to update a reference in IFRS 3 to the “Conceptual Framework for Financial Reporting” without changing the accounting requirements for business combinations. The amendments are effective for annual periods beginning on or after January l, 2022. The Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.

Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16)

In May 2020, the IASB issued narrow-scope amendments to IAS 16 “Property, Plant and Equipment.” The amendments prohibit an entity from deducting from the cost of property, plant and equipment amounts received from selling items produced while the entity is preparing the asset for its intended use. Instead, an entity will recognize such sales proceeds and related cost in profit or loss. The amendments are effective for annual periods beginning on or after January l, 2022. The Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.

Onerous Contracts: Cost of Fulfilling a Contract (Amendments to IAS 37)

In May 2020, the IASB issued narrow-scope amendments to IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” to specify which costs an entity includes when assessing whether a contract will be loss-making. The amendments are effective for annual periods beginning on or after January l, 2022. The Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.

Annual Improvements to IFRSs 2018–2020

In May 2020, the IASB issued Annual Improvements to IFRSs 2018-2020, which is amendments to IFRS 1 “First-time Adoption of International Financial Reporting Standards,” IFRS 9. IAS 41 “Agriculture” and the “Illustrative Examples” accompanying IFRS 16. These are minor amendments that clarify, simplify or remove redundant wordings in the standards. The amendments are effective for annual periods beginning on or after January l, 2022. The Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.

IFRS 17 “Insurance Contracts”

In May 2017, the IASB published IFRS 17 “Insurance Contracts,” which establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts, replacing IFRS 4 “Insurance Contracts.” IFRS 4 provided entities dispensation to carry on accounting for insurance contracts using national accounting standards, resulting in a multitude of different approaches. IFRS 17 requires all insurance contracts to be accounted for in a consistent manner. Insurance obligations will be accounted for by using present values instead of historical cost. The standard is currently effective for annual periods beginning on or after January 1, 2021. Although the amendments have not been issued yet, the IASB has decided to defer the mandatory application date to January 1, 2023. The Group is currently evaluating the potential impact that the adoption of the standard will have on its consolidated financial statements.

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

Allowance for Loan Losses

The allowance for loan losses is measured under the ECL model which requires the use of complex models and significant assumptions about future economic conditions and credit behavior. A number of significant judgments are also required in applying the accounting requirements for measuring ECL, such as:

•	qualitative assessment in determining obligor grades;

•	determining criteria for a significant increase in credit risk since initial recognition;

•	measuring ECL by choosing appropriate models and assumptions;

•

incorporating forward-looking information into the ECL measurement by obligor grading, macroeconomic factors, and additional ECL adjustments if the current circumstances, events or conditions at relevant portfolio level are not fully reflected in the ECL model; and

•

estimating the expected future cash flows by taking into account factors such as historical loss information, the appropriateness of the borrower’s business plan or operational improvement plan, the status of progress of its plan, the overall support from financial institutions, and the realizable value of any collateral held.

For the fiscal year ended March 31, 2020, the obligor grading, macroeconomic factors and additional ECL adjustment used to determine the final ECL reflected the current and forward-looking impact of the COVID-19 pandemic. The obligor grades were reviewed based on the most recent information available as appropriate. The estimates of the key macroeconomic drivers for measuring the ECL were updated reflecting the recent economic forecasts. Growth rates of Japanese and global GDP during the calendar year 2019 were 1.3% and 2.9%, respectively, and the Japanese and global economy may have been expected to grow at about the same level if it had not been for the COVID-19 pandemic. However, the outbreak of COVID-19 significantly exacerbated Japanese and global economic conditions towards the end of the fiscal year and, as a result, research institutes and international institutions lowered their forecasts of growth rates of Japanese and global GDP. The Group also assumed that the Japanese and global economy will decline significantly in the first half of 2020, and the negative impact of the COVID-19 pandemic is expected to remain throughout the fiscal year ending March 31, 2021, although the Japanese and global economy will gradually pick up thereafter and recover from the fiscal year ending March 31, 2022. The Group understands there is significant uncertainty in predicting the severity and duration of the COVID-19 pandemic and its impact on world economies. However, based on the above forecasts of economic conditions, the growth rates of Japanese and global GDP for the fiscal year ending March 31, 2021, which are the key macroeconomic drivers impacting on credit risks and losses, are expected to be around minus 2% to minus 3% and those were used in estimating the ECL. Furthermore, the Group considered the credit risk of some portfolios on which the decline in market prices such as oil prices would have a material adverse impact but where the impact was not fully incorporated in the ECL model. Given the decline in oil prices toward the end of the fiscal year, the Group evaluated the forward-looking impact on credit risks and losses of the portfolios significantly affected by the decline, and made an additional ECL adjustment. As a result of these evaluations of the forward-looking inputs for the ECL, the provision for loan losses for the fiscal year ended March 31, 2020 increased by ¥124.3 billion.

Management estimates and judgments may change from time to time as the economic environment changes or new information becomes available. Changes in these estimates and judgments will result in a different allowance for loan losses and may have a direct impact on impairment charges.

Allowance for loan losses amounting to ¥706,405 million and ¥604,988 million were recognized for the fiscal years ended March 31, 2020 and 2019, respectively. For additional information, refer to Note 10 “Loans and Advances.”

Fair Value of Financial Instruments

The fair values of financial instruments where no active market exists or where quoted prices are not otherwise available are determined by using valuation techniques. In these cases, inputs to valuation techniques are based on observable data with respect to similar financial instruments or by using models. Where observable inputs are not available, the fair value is estimated based on appropriate assumptions that a market participant would take into account. Where valuation techniques (for example, models) are used to determine fair values, they are validated and periodically reviewed. The Group certifies significant valuation models before they are used, and calibrates them to ensure that outputs reflect actual data and comparative market prices. To the extent practical, models use only observable data; however, inputs such as credit risk (both own and counterparty), volatilities and correlations require management to make estimates. Changes in assumptions about these factors could affect the fair values of these financial instruments. More details about the Group’s valuation techniques, significant unobservable inputs used in determining fair values and sensitivity analyses are given in Note 43 “Fair Value of Financial Assets and Liabilities.”

Impairment of Intangible Assets

Impairment of goodwill

Goodwill is tested for impairment on an annual basis or more frequently if events or changes in circumstances indicate that it may not be recoverable. If any such indication exists, then its recoverable amount is estimated. The process to determine the recoverable amount is inherently uncertain because such recoverable amount is determined based on a number of management estimates and judgments. The Group determines the recoverable amount using the estimated future cash flows, pre-tax discount rates, growth rates, and other factors. The estimation of future cash flows inherently reflects management judgments, even though such forecasts are prepared taking into account actual performance and external economic data. The pre-tax discount rates and growth rates may be significantly affected by market interest rates or other market conditions, which are beyond management’s control, and therefore significant management judgments are made to determine these assumptions. These management judgments are made based on the facts and circumstances at the time of the impairment test, and may vary depending on the situation and the time. Changes in management judgments may result in different impairment test results and different impairment amounts recognized. For the fiscal years ended March 31, 2020, 2019 and 2018, impairment losses on goodwill were nil, ¥62,624 million and ¥28,607 million, respectively. For additional information, refer to Note 14 “Intangible Assets.”

Impairment of other intangible assets

The Group has other intangible assets, not including goodwill, which consist of software, contractual customer relationships, trademarks and others. These are divided into other amortizing intangible assets and other non-amortizing intangible assets. Other amortizing intangible assets are tested for impairment if events or changes in circumstances indicate that it may not be recoverable at the end of each reporting period. Other non-amortizing intangible assets are tested for impairment on an annual basis or more frequently if events or changes in circumstances indicate that it may not be recoverable. If any such indication exists, then its recoverable amount is estimated. The process to determine the recoverable amount is inherently uncertain because such recoverable amount is determined based on a number of management estimates and judgments as described in “—Impairment of goodwill.” Changes in management judgments may result in different impairment test results and different impairment amounts recognized. For the fiscal years ended March 31, 2020, 2019 and 2018, impairment losses on other intangible assets were ¥28,689 million, ¥4,041 million and ¥7,059 million, respectively. For additional information, refer to Note 14 “Intangible Assets.”

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

Management estimates and judgments may change from time to time as the legal environment and market conditions change or new information becomes available. Changes in these estimates and judgments could affect the balance of provision for interest repayment. Provision for interest repayment is recorded in provisions as a liability, and it totaled ¥143,429 million and ¥148,409 million at March 31, 2020 and 2019, respectively. For additional information, refer to Note 20 “Provisions.”

Retirement Benefits

The Group has defined benefit plans such as defined benefit pension plans and lump-sum severance indemnity plans. The present value of the defined benefit obligation is calculated based on actuarial valuations that are dependent upon a number of assumptions, including discount rates, mortality rates and future salary (benefit) increases. The discount rates are equivalent to market yields of AA credit-rated corporate bonds that have terms to maturity approximating those of the related obligations. Future mortality rates are based on the official mortality table generally used for actuarial assumptions in Japan. Other assumptions used for the calculation of the defined benefit obligation are based on historical records. Due to the long-term nature of these plans, such estimates are subject to significant uncertainty. Any change in these assumptions will impact actuarial gains and losses, as well as the present value of the defined benefit obligations and the net retirement benefit expense for each period. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions in the year, and return on plan assets excluding interest income are recognized in other comprehensive income and are never reclassified to profit or loss.

The difference between the fair value of the plan assets and the present value of the defined benefit obligation at the end of the reporting period is recognized as assets and liabilities in the consolidated statements of financial position. When this calculation for each plan results in a benefit to the Group, the recognized asset is limited to the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan. An economic benefit is available to the Group, if it is realizable during the life of the plan or on settlement of the plan obligation. The net total of assets and liabilities in the consolidated statements of financial position amounted to net assets of ¥129,976 million and ¥232,456 million at March 31, 2020 and 2019, respectively. For additional information, refer to Note 23 “Retirement Benefits.”

Deferred Tax Assets

Deferred tax assets relating to tax losses carried forward and deductible temporary differences are recognized, only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the deductible temporary differences can be utilized. This assessment requires significant management estimates and judgments. Future taxable profit is estimated based on, among other relevant factors, forecasted results of operations, which are based on historical financial performance and the business plans that management believes to be prudent and feasible. While the Group carefully assesses the realization of tax losses carried forward and deductible temporary differences, the actual taxable profit in the future may be less than the forecast. The deferred tax assets amounted to ¥102,198 million and ¥37,073 million in the consolidated statements of financial position at March 31, 2020 and 2019, respectively, while the net total of deferred tax assets and liabilities amounted to net assets of ¥36,015 million at March 31, 2020 and net liabilities of ¥230,292 million at March 31, 2019, respectively. For additional information, refer to Note 22 “Deferred Income Tax.”

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

Impairment of Available-for-sale Financial Assets

Available-for-sale financial assets are impaired if there is objective evidence of impairment as a result of loss events. The Group exercises judgment in determining whether there is objective evidence of occurrence of loss events, which result in a decrease in estimated future cash flows of the financial assets. The estimation of future cash flows also requires judgment. In the assessment of impairment of available-for-sale equity instruments, the Group also considers whether there has been a significant or prolonged decline in fair value below their cost. The determination of what is a significant or prolonged decline requires management judgment.

Impairment may occur when there is objective evidence of deterioration in the financial conditions of the investee, industry and sector performance, or changes in operating and financing cash flows. The determination of impairment in this respect also includes significant management judgment.

4	SEGMENT ANALYSIS

Business Segments

The Group’s business segment information is prepared based on the internal reporting system utilized by management to assess the performance of its business segments.

The Group has four main business segments: the Wholesale Business Unit, the Retail Business Unit, the International Business Unit and the Global Markets Business Unit, with the remaining operations recorded in Head office account and others.

Wholesale Business Unit

The Wholesale Business Unit provides financing, investment management, risk hedging, and settlement services as well as financial solutions that respond to wide-ranging client needs in relation to M&A and other advisory services and leasing, primarily for large-and mid-sized corporate clients in Japan. This business unit mainly consists of the wholesale businesses of SMBC, SMBC Trust Bank Ltd. (“SMBC Trust Bank”), Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”) and SMBC Nikko Securities Inc. (“SMBC Nikko Securities”).

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

Global Markets Business Unit

The Global Markets Business Unit offers solutions through foreign exchange products, derivatives, bonds, stocks, and other marketable financial products and also undertakes asset liability management operations, which help comprehensively control balance sheet liquidity risks and interest rate risks. This business unit consists of the Treasury Unit of SMBC and the global markets businesses of SMBC Nikko Securities.

Head office account and others

The Head office account and others represent the difference between the aggregate of the Wholesale Business Unit, the Retail Business Unit, the International Business Unit and the Global Markets Business Unit, and the Group as a whole. It mainly consists of administrative expenses related to headquarters operations and profit or loss from other subsidiaries including The Japan Research Institute, Limited and Sumitomo Mitsui DS Asset Management Company, Limited, which was formed through the merger of Sumitomo Mitsui Asset Management Company, Limited and Daiwa SB Investments Ltd., on April 1, 2019. It also includes internal transactions between the Group companies, which are eliminated in the consolidated financial statements.

Measurement of Segment Profit or Loss

The business segment information is prepared under the management approach. Consolidated net business profit is used as a profit indicator of banks in Japan. Consolidated net business profit of each segment is calculated by deducting general and administrative expenses (i.e., the total of personnel expense, non-personnel expense and tax), and by adding or deducting others (i.e., share of profit or loss of equity-method associates and joint ventures and cooperated profit and loss based on internal managerial accounting) to or from consolidated gross profits (i.e., the total of net interest income, trust fees, net fee and commission income, net trading income and net other operating income). The consolidated gross profits and general and administrative expenses of each segment are prepared for management accounting purposes and not generated solely by aggregating figures prepared under financial accounting. While the Group’s disclosure complies with the requirements on segment information in accordance with IFRS, the figures reported to management and disclosed herein are prepared under accounting principles generally accepted in Japan (“Japanese GAAP”). Consequently, the business segment information does not agree with the figures in the consolidated financial statements under IFRS. These differences are addressed in the “Reconciliation of Segmental Results of Operations to Consolidated Income Statements.”

Information regarding the total assets of each segment is not used by management in deciding how to allocate resources and assess performance. Accordingly, total assets are not included in the business segment information.

Segmental Results of Operations

For the fiscal year ended March 31, 2020:

	Wholesale Business Unit	Retail Business Unit	International Business Unit	Global Markets Business Unit	Head office account and others	Total
	(In billions)
Consolidated gross profit(1)	¥641.5	¥1,257.7	¥667.1	¥421.6	¥(219.3)	¥2,768.6
General and administrative expenses	(284.4)	(1,025.2)	(350.6)	(56.2)	(23.2)	(1,739.6)
Others(2)	52.1	2.0	54.7	33.4	(86.2)	56.0

Consolidated net business profit	¥409.2	¥234.5	¥371.2	¥398.8	¥(328.7)	¥1,085.0

For the fiscal year ended March 31, 2019:

	Wholesale Business Unit(3)	Retail Business Unit	International Business Unit(3)	Global Markets Business Unit	Head office account and others(3)	Total
	(In billions)
Consolidated gross profit(1)	¥784.9	¥1,281.6	¥689.6	¥333.6	¥(243.5)	¥2,846.2
General and administrative expenses	(345.1)	(1,021.4)	(333.4)	(54.2)	39.0	(1,715.1)
Others(2)	45.1	14.4	38.9	19.1	(56.3)	61.2

Consolidated net business profit	¥484.9	¥274.6	¥395.1	¥298.5	¥(260.8)	¥1,192.3

For the fiscal year ended March 31, 2018:

	Wholesale Business Unit	Retail Business Unit	International Business Unit	Global Markets Business Unit	Head office account and others	Total
	(In billions)
Consolidated gross profit(1)	¥772.9	¥1,311.7	¥632.0	¥356.2	¥(91.7)	¥2,981.1
General and administrative expenses	(347.9)	(1,027.7)	(280.7)	(53.9)	(106.0)	(1,816.2)
Others(2)	53.7	15.6	46.9	17.5	(94.8)	38.9

Consolidated net business profit	¥478.7	¥299.6	¥398.2	¥319.8	¥(292.5)	¥1,203.8

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
(3)

Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”) became a joint venture from a consolidated subsidiary of the Group on November 28, 2018. However, for managerial accounting purposes, the full year results of SMFL were included in those of the Wholesale Business Unit and the International Business Unit, while its results after it became a joint venture of the Group were deducted from those of Head office account and others. For consistency with financial results, the Group’s share of the profit of SMFL as our joint venture recognized in the consolidated income statement was included in others in the Head office account and others.

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

	For the fiscal year ended March 31,
	2020	2019	2018
	(In billions)
Consolidated net business profit	¥1,085.0	¥1,192.3	¥1,203.8
Differences between management reporting and Japanese GAAP:
Total credit costs	(170.6)	(110.3)	(94.2)
Gains on equity instruments	80.5	116.3	118.9
Extraordinary gains or losses and others	(106.3)	(74.7)	(119.6)

Profit before tax under Japanese GAAP	888.6	1,123.6	1,108.9

Differences between Japanese GAAP and IFRS:
Scope of consolidation	(3.3)	0.1	(1.6)
Derivative financial instruments	(163.3)	31.3	(20.7)
Investment securities	(115.3)	(129.5)	68.8
Loans and advances	(116.0)	(23.2)	(33.5)
Investments in associates and joint ventures	(190.8)	(86.5)	(1.6)
Property, plant and equipment	(30.5)	(1.2)	1.0
Lease accounting	0.4	(1.4)	(0.5)
Defined benefit plans	(32.6)	(51.4)	(13.2)
Foreign currency translation	11.9	1.3	12.7
Classification of equity and liability	12.7	11.9	14.1
Others	21.0	(43.1)	(15.4)

Profit before tax under IFRS	¥282.8	¥831.9	¥1,119.0

On April 1, 2018, the Group adopted IFRS 9 and IFRS 15 retrospectively by adjusting the consolidated statement of financial position at the date of initial application, and has not restated comparatives as permitted by IFRS 9 and IFRS 15. Therefore, the accounting standards under IFRS for the fiscal years ended March 31, 2020 and 2019 are different from those for the fiscal year ended March 31, 2018, when calculating the differences in profit before tax between Japanese GAAP and IFRS. In addition, on April 1, 2019, the Group adopted IFRS 16 retrospectively by adjusting the consolidated statement of financial position at the date of initial application, and has not restated comparatives as permitted by IFRS 16. Therefore, the accounting standards under IFRS for the fiscal year ended March 31, 2020 are different from those for the fiscal years ended March 31, 2019 and 2018, when calculating the differences in profit before tax between Japanese GAAP and IFRS. See Note 2 “Summary of Significant Accounting Policies” for further information on accounting changes.

Information about Geographical Areas

The following table shows the total operating income in accordance with IFRS by the main geographical areas. The Group’s services are provided to domestic and foreign clients on a worldwide basis. These include transactions where SMBC’s branches in Japan may deal with customers located in foreign countries and where SMBC’s overseas branches may provide services to Japanese companies.

To identify income attributed to each geographical area for the purposes of this disclosure, they are aggregated based on the geographical location of the booking entity, with the assumption that transactions booked in booking entities are deemed to have occurred in their respective geographical areas.

	For the fiscal year ended March 31,
	2020	2019(4)	2018(4)
	(In millions)
Domestic(1):
Japan	¥1,791,910	¥2,079,758	¥2,633,858

Total domestic	1,791,910	2,079,758	2,633,858

Foreign(1)(2):
Americas	277,017	315,419	350,010
Europe and Middle East	194,441	371,413	484,807
Asia and Oceania	440,482	400,301	305,734

Total foreign	911,940	1,087,133	1,140,551

Total operating income(3)	¥2,703,850	¥3,166,891	¥3,774,409

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

(4)

For the fiscal year ended March 31, 2020, premiums for deposit insurance have been reclassified from “General and administrative expense” to “Interest expense.” Comparative amounts have been reclassified to conform to the current presentation.

5	CASH AND DEPOSITS WITH BANKS

Cash and deposits with banks at March 31, 2020 and 2019 consisted of the following:

	At March 31,
	2020	2019
	(In millions)
Cash	¥844,886	¥1,062,952
Deposits with banks	61,626,567	56,700,489

Total cash and deposits with banks	¥62,471,453	¥57,763,441

The reconciliation of cash and cash equivalents used for the purposes of the consolidated statements of cash flows at March 31, 2020, 2019 and 2018 is shown as follows:

	At March 31,
	2020	2019	2018
	(In millions)
Cash and deposits with banks	¥62,471,453	¥57,763,441	¥54,696,069
Less: term deposits with original maturities over three months	(532,703)	(532,784)	(627,837)
Less: cash segregated as deposits and others	(735,209)	(514,128)	(667,099)
Add: cash and cash equivalents included in assets held for sale	—	—	15,323

Cash and cash equivalents	¥61,203,541	¥56,716,529	¥53,416,456

Private depository institutions in Japan are required to maintain certain minimum reserve funds with the Bank of Japan, based on average deposit balances and certain other factors. There are similar reserve deposit requirements for the Group’s foreign offices engaged in banking businesses in foreign countries. At March 31, 2020, 2019 and 2018, the reserve funds required to be maintained by the Group, which were included in cash and cash equivalents, amounted to ¥1,705,352 million, ¥1,784,466 million and ¥1,689,340 million, respectively.

6	TRADING ASSETS

Trading assets at March 31, 2020 and 2019 consisted of the following:

	At March 31,
	2020	2019
	(In millions)
Debt instruments	¥2,545,703	¥2,480,903
Equity instruments	239,313	286,788

Total trading assets	¥2,785,016	¥2,767,691

Trading debt instruments mainly consist of Japanese government bonds. Trading equity instruments mainly consist of publicly traded Japanese stocks.

7	DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING

Derivative financial instruments include futures, forwards, swaps, options and other types of derivative contracts, which are transactions listed on exchanges or over-the-counter (“OTC”) transactions. In the normal course of business, the Group enters into a variety of derivatives for trading and risk management purposes. The Group uses derivatives for trading activities, which include facilitating customer transactions, market-making and arbitrage activities. The Group also uses derivatives to reduce its exposures to market and credit risks as part of its asset and liability management.

Derivatives are financial instruments that derive their value from the price of underlying items such as interest rates, foreign exchange rates, equities, bonds, commodities, credit spreads and other indices. The Group’s derivative financial instruments mainly consist of interest rate derivatives and currency derivatives. Interest rate derivatives include interest rate swaps, interest rate options and interest rate futures. Currency derivatives include foreign exchange forward transactions, currency swaps and currency options.

The tables below represent the derivative financial instruments by type and purpose of derivatives at March 31, 2020 and 2019.

	At March 31, 2020
	Trading			Risk Management(1)
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities
	(In millions)
Interest rate derivatives	¥893,588,637	¥3,446,719	¥2,982,015	¥53,625,724	¥664,807	¥500,374
Futures	38,049,894	51,843	50,545	1,577,745	438	124
Listed Options	165,280,570	48,277	11,465	—	—	—
Forwards	124,681,480	616	—	—	—	—
Swaps	465,412,015	3,123,501	2,729,662	51,896,189	638,744	500,250
OTC Options	100,164,678	222,482	190,343	151,790	25,625	—
Currency derivatives	141,416,221	1,858,803	1,783,476	12,204,471	184,981	110,985
Futures	4,500	—	7	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	78,698,264	862,105	843,072	1,983,357	20,587	26,515
Swaps	54,931,441	869,766	823,957	10,221,114	164,394	84,470
OTC Options	7,782,016	126,932	116,440	—	—	—
Equity derivatives	3,049,786	82,305	143,084	41,556	8,861	—
Futures	1,158,638	14,348	20,418	—	—	—
Listed Options	1,101,352	31,352	69,630	—	—	—
Forwards	2,615	449	—	—	—	—
Swaps	119,965	3,111	21,499	41,556	8,861	—
OTC Options	667,216	33,045	31,537	—	—	—
Commodity derivatives	169,734	16,823	14,715	—	—	—
Futures	7,134	181	389	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	—	—	—	—	—	—
Swaps	158,139	16,496	13,647	—	—	—
OTC Options	4,461	146	679	—	—	—
Credit derivatives	2,285,271	16,502	20,552	—	—	—

Total derivative financial instruments	¥1,040,509,649	¥5,421,152	¥4,943,842	¥65,871,751	¥858,649	¥611,359

	At March 31, 2019
	Trading			Risk Management(1)
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities
	(In millions)
Interest rate derivatives	¥779,291,352	¥1,738,231	¥1,484,122	¥51,692,181	¥270,514	¥340,931
Futures	63,332,406	44,812	46,428	2,220,000	—	149
Listed Options	134,733,142	24,131	2,593	—	—	—
Forwards	54,486,370	642	939	—	—	—
Swaps	444,347,278	1,561,977	1,290,977	49,315,116	267,094	340,752
OTC Options	82,392,156	106,669	143,185	157,065	3,420	30
Currency derivatives	132,054,681	1,167,833	935,956	10,260,443	119,077	176,822
Futures	3,942	22	—	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	79,268,300	488,211	415,097	2,246,274	18,370	57,069
Swaps	46,014,820	594,144	441,257	8,014,169	100,707	119,753
OTC Options	6,767,619	85,456	79,602	—	—	—
Equity derivatives	3,048,195	61,761	96,140	48,511	1,856	30
Futures	933,068	4,418	2,313	—	—	—
Listed Options	1,259,343	29,384	56,854	—	—	—
Forwards	—	—	—	—	—	—
Swaps	119,145	654	8,477	48,511	1,856	30
OTC Options	736,639	27,305	28,496	—	—	—
Commodity derivatives	225,655	7,517	5,848	—	—	—
Futures	28,823	445	415	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	—	—	—	—	—	—
Swaps	183,117	7,006	5,019	—	—	—
OTC Options	13,715	66	414	—	—	—
Credit derivatives	1,562,100	15,785	11,924	—	—	—

Total derivative financial instruments	¥916,181,983	¥2,991,127	¥2,533,990	¥62,001,135	¥391,447	¥517,783

(1)

Derivative financial instruments categorized as “Risk Management” are used for economic hedging, such as managing the exposure to changes in fair value of the loan portfolio, and are identified as hedging instruments under Japanese GAAP. Under IFRS, the Group applies hedge accounting for certain fixed rate debt securities in issue and borrowings, certain equity instruments elected to be measured at FVOCI and net investments in foreign operations, and derivative financial instruments designated as hedging instruments are also categorized as “Risk Management.”

Hedge accounting

The Group applies fair value hedge accounting and hedge accounting of net investments in foreign operations in order to reflect the effect of risk management activities on its consolidated financial statements.

Fair value hedges

The Group applies fair value hedge accounting to mitigate the risk of changes in the fair value of certain fixed rate debt securities in issue and borrowings arising from changes in the interest rate benchmarks, and the risk of changes in the fair value of certain equity instruments elected to be measured at FVOCI. Changes in the fair value of the liabilities arising from changes in the interest rates would not be recognized in profit or loss and those of the equity derivatives would be recognized in profit or loss if it did not apply the hedge accounting. For more information about the interest rate benchmarks to which the Group’s hedging relationships are exposed, see “Interest Rate Benchmark Reform” in this note.

For fair value hedge of interest rate risk, the Group hedges interest rate risk only to the extent of interest rate benchmarks because the changes in fair value of certain fixed rate debt securities in issue and borrowings are significantly influenced by changes in the interest rate benchmarks. The Group designates as hedging instruments interest rate swaps and establishes a hedge ratio by matching the notional of the derivative financial instruments with the principal amount of the hedged items. The Group assesses hedge effectiveness qualitatively by considering whether the critical terms of the hedged items and hedging instruments closely align and quantitatively by comparing changes in the fair value of the hedged items arising from changes in the interest rate benchmarks with those of the hedging instruments. Hedge ineffectiveness may arise from basis risk, timing differences between the hedged items and hedging instruments and the effect of the counterparty or the Group’s own credit risk on the fair value of the interest rate swaps, which is not reflected in the fair value of the hedged item attributable to the change in interest rate benchmarks. There are no other sources of hedge ineffectiveness in the hedging relationships. The gain or loss on the hedging instrument is recognized in “Net trading income” in the consolidated income statements. The hedging gain or loss on the hedged item adjusts the carrying amount of the hedged item, and is recognized in “Net trading income” in the consolidated income statements. If the hedge no longer meets the criteria for hedge accounting for reasons other than the derecognition of the hedged item, the adjustment to the carrying amount of the hedged item for which the effective interest method is used is amortized to profit or loss over the period to maturity of the hedged item. When the hedged item is derecognized, the adjustment is recognized immediately in the consolidated income statements.

For fair value hedge of stock price risk, the Group designates as hedging instruments equity derivatives with underlying instruments identical to the hedged items and establishes a hedge ratio by aligning the number of shares of hedged items with that of equity derivatives used as hedging instruments. The Group assesses hedge effectiveness qualitatively by considering whether the critical terms of the hedged items and hedging instruments closely align and quantitatively by comparing changes in the fair value of the hedged items with those of the hedging instruments. Hedge ineffectiveness may arise from the effect of the counterparty or the Group’s own credit risk on the fair value of the equity derivatives and interest rate risk on the equity derivatives. There are no other sources of hedge ineffectiveness in the hedging relationships. Both the effective portion and ineffective portion of changes in the fair value of the hedging instruments are recognized in other comprehensive income, and amounts presented in other comprehensive income are not subsequently transferred to profit or loss. The tables below represent the amounts related to items designated as hedging instruments at March 31, 2020 and 2019.

	Line item in the consolidated statements of financial position where the hedging instrument is included	At March 31, 2020			For the fiscal year ended March 31, 2020
		Notional amounts(1)	Carrying amounts		Change in value used for calculating hedge ineffectiveness
			Assets	Liabilities
		(In millions)
Interest rate risk
Interest rate swaps	Derivative financial instruments	¥5,723,327	¥366,092	¥—	¥350,446
Stock price risk
Equity swaps	Derivative financial instruments	41,556	8,861	—	13,889

(1)

At March 31, 2020, the notional amount of interest rate swaps with remaining maturities more than 12 months that are designated hedging instruments against interest rate risk is ¥5,156,729 million out of ¥5,723,327 million in total, and that of equity swaps with remaining maturities more than 12 months that are designated hedging instruments against stock price risk is ¥41,556 million, equal to the total notional amount.

	Line item in the consolidated statements of financial position where the hedging instrument is included	At March 31, 2019			For the fiscal year ended March 31, 2019
		Notional amounts(1)	Carrying amounts		Change in value used for calculating hedge ineffectiveness
			Assets	Liabilities
(In millions)
Stock price risk
Equity swaps	Derivative financial instruments	¥48,511	¥1,856	¥30	¥14,860

(1)

At March 31, 2019, the notional amount of equity swaps with remaining maturities more than 12 months that are designated hedging instruments against stock price risk is ¥48,511 million, equal to the total notional amount.

The amounts related to items designated as hedged items at March 31, 2020 and 2019 were as follows:

	Line item in the consolidated statements of financial position where the hedged item is included	At March 31, 2020	For the fiscal year ended March 31, 2020
		Carrying amounts	Change in value used for calculating hedge ineffectiveness
		(In millions)
Interest rate risk
Debt securities in issue	Debt securities in issue	¥5,983,893	¥(335,998)
Borrowings	Borrowings	78,573	(6,712)
Stock price risk
Equity instruments at fair value through other comprehensive income	Investment securities	31,721	(14,126)

	Line item in the consolidated statements of financial position where the hedged item is included	At March 31, 2019	For the fiscal year ended March 31, 2019
		Carrying amounts	Change in value used for calculating hedge ineffectiveness
		(In millions)
Stock price risk
Equity instruments at fair value through other comprehensive income	Investment securities	¥45,847	¥(14,376)

As for interest rate risk, the accumulated amount of fair value hedge adjustments on the hedged items was a loss of ¥342,710 million at March 31, 2020. There was no balance remaining in the consolidated statements of financial position for any hedged items that had ceased to be adjusted for hedging gains and losses at March 31, 2020. As for stock price risk, the accumulated amount of fair value hedge adjustments on the hedged items were a loss of ¥28,502 million and a loss of ¥14,376 million at March 31, 2020 and 2019, respectively. There were no balances remaining in the consolidated statements of financial position for any hedged items that had ceased to be adjusted for hedging gains and losses at March 31, 2020 and 2019.

As for interest rate risk, hedge ineffectiveness was included in “Net trading income” in the consolidated income statements, and amounted to a profit of ¥7,736 million for the fiscal year ended March 31, 2020. As for stock price risk, hedge ineffectiveness was included in “Other comprehensive income—Equity instruments at fair value through other comprehensive income” in the consolidated statements of comprehensive income, and amounted to a loss of ¥237 million and a profit of ¥484 million for the fiscal years ended March 31, 2020 and 2019, respectively.

Interest Rate Benchmark Reform

Interest rate benchmark reform has been undertaken globally to replace or reform interest rate benchmarks such as interbank offered rates (“IBORs”) with alternative rates. This reform gives rise to uncertainties about the timing or the amount of interest rate benchmark-based cash flows of hedged items or of hedging instruments. As a response, the IASB issued in September 2019 “Interest Rate Benchmark Reform: Amendments to IFRS 9, IAS 39 and IFRS 7” that provide temporary relief from applying specific hedge accounting requirements to hedging relationships directly affected by interest rate benchmark reform. The reliefs aim to ensure that the interest rate benchmark reform does not result in the discontinuance of hedge accounting.

The Group’s fair value hedge relationships where IBOR-linked derivatives are designated as hedging instruments are directly affected by the interest rate benchmark reform. The hedging instruments offset the risk exposure the Group aims to manage through hedge relationships. USD Libor is the significant interest rate benchmark to which hedging relationships are exposed. The notional amounts of hedging instruments directly affected by the interest rate benchmark reform were ¥4,586,214 million at March 31, 2020.

In applying the reliefs provided by the amendments, the Group has assumed it is too early to reliably estimate when interest rate benchmark uncertainty will be resolved for all benchmarks in the scope of the amendments at March 31, 2020.

The Group put in place a Group-wide IBOR transition project team in May 2019 involving all the Group’s business lines and functions. This project team’s objective is providing smooth and efficient global coordination for the transition from IBOR to alternative reference rates, expected to take place by the end of 2021. The project team has formed working groups and work streams based on each region’s background for the IBOR transition project, while taking into consideration the common objective and achievement globally.

Hedges of net investments in foreign operations

The Group applies hedge accounting of net investments in foreign operations to mitigate the foreign currency risk of exchange differences arising from the translation of net investments in foreign operations. The Group hedges the risk of changes in its equity, arising from the movement in the U.S. dollar exchange rate or other exchange rates against Japanese yen. Changes in foreign exchange rates would have an impact on the equity of the Group if it did not apply the hedge accounting.

The Group designates as hedging instruments foreign exchange forward contracts and foreign currency denominated financial liabilities. When the hedging instruments are foreign exchange forward contracts, the Group establishes a hedge ratio where the notional amounts on the foreign exchange forward contracts match the carrying amount of the hedged items. The Group designates as hedging instruments only the changes in the fair value of the spot element of the foreign exchange forward contracts, and assesses hedge effectiveness and calculates hedge ineffectiveness by comparing the changes in the carrying amounts of the hedging instruments that are attributable to a change in the spot rate with the changes in the net investments in foreign operations due to a movement in the spot rate. Therefore, the only sources of hedge ineffectiveness that is expected to arise from these hedging relationships are due to the effect of the counterparty or the Group’s own credit risk on the changes in the fair value of the hedging instruments. There are no other sources of hedge ineffectiveness in these hedge relationships.

When the hedging instruments are foreign currency denominated financial liabilities, the Group designates them as hedging instruments to the extent that the amounts do not exceed those of the hedged items, and establishes the hedge ratio by aligning the amounts of the hedging instruments with those of the hedged items. The Group assesses hedge effectiveness and calculates hedge ineffectiveness by comparing the changes in the carrying amounts of the liabilities that are attributable to a change in the spot rate with the changes in the net investments in foreign operations due to a movement in the spot rate. Therefore, no hedge ineffectiveness arises.

The effective portion of the gain or loss on the hedging instruments is recognized in other comprehensive income, whereas the ineffective portion of the gain or loss on the hedging instruments is recognized in “Net trading income” in the consolidated income statements. The cumulative gain or loss recognized in other comprehensive income is reclassified to profit or loss on the disposal or partial disposal of the foreign operations. On the other hand, changes in the fair value of the forward element of the foreign exchange forward contracts are recognized in “Net trading income” in the consolidated income statements because the Group designates as hedging instruments only the changes in the fair value of the spot element of the foreign exchange forward contracts, as stated above.

The tables below represents the amounts related to items designated as hedging instruments at March 31, 2020 and 2019.

	Line item in the consolidated statements of financial position where the hedging instrument is included	At March 31, 2020			For the fiscal year ended March 31, 2020
		Nominal amounts	Carrying amounts		Change in value used for calculating hedge ineffectiveness
			Assets	Liabilities
		(In millions)
Foreign exchange forward contracts	Derivative financial instruments	¥1,943,931	¥19,864	¥26,515	¥29,625
Foreign currency denominated financial liabilities	Debt securities in issue, Borrowings, Deposits	180,178	—	180,178	1,844

	Line item in the consolidated statements of financial position where the hedging instrument is included	At March 31, 2019			For the fiscal year ended March 31, 2019
		Nominal amounts	Carrying amounts		Change in value used for calculating hedge ineffectiveness
			Assets	Liabilities
		(In millions)
Foreign exchange forward contracts	Derivative financial instruments	¥2,243,501	¥18,370	¥56,850	¥(18,574)
Foreign currency denominated financial liabilities	Debt securities in issue, Borrowings, Deposits	192,039	—	192,039	(7,378)

The amounts related to items designated as hedged items for the fiscal years ended March 31, 2020 and 2019 were as follows:

	For the fiscal year ended March 31, 2020	At March 31, 2020
	Change in value used for calculating hedge ineffectiveness	Translating foreign operations reserve
	(In millions)
USD foreign operations	¥(14,341)	¥(12,376)
HKD foreign operations	(1,671)	(6,308)
EUR foreign operations	(22,556)	(4,083)
Other foreign operations	7,099	8,893

Total	¥(31,469)	¥(13,874)

	For the fiscal year ended March 31, 2019	At March 31, 2019
	Change in value used for calculating hedge ineffectiveness	Translating foreign operations reserve
	(In millions)
USD foreign operations	¥34,244	¥(6,714)
HKD foreign operations	9,468	(4,638)
EUR foreign operations	(19,297)	13,288
Other foreign operations	1,537	5,871

Total	¥25,952	¥7,807

The balances remaining in the foreign currency translation reserve from hedging relationships for which hedge accounting is no longer applied were ¥16,761 and nil at March 31, 2020 and 2019, respectively.

Changes in the translating foreign operations reserve of ¥31,469 million and ¥25,952 million were offset by hedges of net investment in foreign operations for the fiscal years ended March 31, 2020 and 2019, respectively. There were no hedge ineffectiveness recognized in “Net trading income” for the fiscal years ended March 31, 2020 and 2019.

Credit derivatives

The Group enters into credit derivatives to manage the risk of its commercial banking credit portfolio containing loans by hedging economically, as well as diversifying the credit exposure in the portfolio, and to undertake credit loss protection transactions based on the needs from customers as financial intermediation. The tables below provide the notional amounts and the fair value of credit derivatives by purpose of transactions at March 31, 2020 and 2019.

	At March 31, 2020
	Protection purchased			Protection sold
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities
	(In millions)
Managing the Group’s credit risk portfolio	¥960,225	¥9,954	¥5,290	¥1,193,827	¥4,957	¥14,470
Facilitating client transactions	88,702	1,320	528	42,517	271	264

Total	¥1,048,927	¥11,274	¥5,818	¥1,236,344	¥5,228	¥14,734

	At March 31, 2019
	Protection purchased			Protection sold
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities
	(In millions)
Managing the Group’s credit risk portfolio	¥549,794	¥1,258	¥6,547	¥873,197	¥13,700	¥3,877
Facilitating client transactions	88,602	154	1,359	50,507	673	141

Total	¥638,396	¥1,412	¥7,906	¥923,704	¥14,373	¥4,018

The following table summarizes the notional amounts of the Group’s credit derivative portfolio by type of counterparty at March 31, 2020 and 2019.

	At March 31, 2020		At March 31, 2019
	Protection purchased	Protection sold	Protection purchased	Protection sold
	(In millions)
Banks and broker-dealers	¥1,037,427	¥1,234,344	¥626,896	¥923,704
Insurance and other financial guaranty firms	11,500	2,000	11,500	—

Total	¥1,048,927	¥1,236,344	¥638,396	¥923,704

8	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

Financial assets at fair value through profit or loss at March 31, 2020 and 2019 consisted of the following:

	At March 31,
	2020	2019
	(In millions)
Debt instruments	¥1,454,387	¥2,620,686
Equity instruments	23,969	20,730

Total financial assets at fair value through profit or loss	¥1,478,356	¥2,641,416

Debt instruments in financial assets at fair value through profit or loss mainly consist of investment funds and non-trading bonds which do not meet the conditions for SPPI. Equity instruments in financial assets at fair value through profit or loss mainly consist of non-trading stocks held by the venture capital investment subsidiary.

9	INVESTMENT SECURITIES

The following table shows the amount of investment securities, which consist of debt instruments at amortized cost, debt instruments at fair value through other comprehensive income and equity instruments at fair value through other comprehensive income at March 31, 2020 and 2019.

	At March 31,
	2020	2019
	(In millions)
Debt instruments at amortized cost:
Domestic:
Japanese government bonds	¥260,079	¥280,246
Japanese municipal bonds	22,300	—

Total domestic	282,379	280,246

Foreign:
Bonds issued by other governments and official institutions(1)	37,358	36,827
Other debt instruments	1,034	1,841

Total foreign	38,392	38,668

Total debt instruments at amortized cost	¥320,771	¥318,914

Debt instruments at fair value through other comprehensive income:
Domestic:
Japanese government bonds	¥6,785,068	¥5,027,695
Japanese municipal bonds	240,382	99,164
Japanese corporate bonds	579,293	328,978
Other debt instruments	310	26

Total domestic	7,605,053	5,455,863

Foreign:
U.S. Treasury and other U.S. government agency bonds	4,494,686	4,426,635
Bonds issued by other governments and official institutions(1)	2,930,806	2,121,407
Mortgage-backed securities	2,807,813	1,043,987
Other debt instruments	215,806	285,329

Total foreign	10,449,111	7,877,358

Total debt instruments at fair value through other comprehensive income	¥18,054,164	¥13,333,221

Equity instruments at fair value through other comprehensive income:
Domestic equity instruments	¥3,024,731	¥3,729,120
Foreign equity instruments	464,720	443,772

Total equity instruments at fair value through other comprehensive income	¥3,489,451	¥4,172,892

Total investment securities	¥21,864,386	¥17,825,027

(1)	Excludes U.S. Treasury and other U.S. government agency bonds.

Designation of equity instruments as at fair value through other comprehensive income

The Group designates equity instruments, which are issued by its customers and not held for trading, as at fair value through other comprehensive income. Those equity instruments are held to establish, maintain, and strengthen business ties with those customers. Equity instruments at fair value through other comprehensive income at March 31, 2020 and 2019 consisted of the following:

	At March 31,
	2020	2019
	(In millions)
Listed	¥2,770,473	¥3,453,493
Unlisted	718,978	719,399

Total equity instruments at fair value through other comprehensive income	¥3,489,451	¥4,172,892

The investments in the listed equity instruments at fair value through other comprehensive income at March 31, 2020 and 2019 mainly consisted of the following:

At March 31, 2020
(In millions)
TOYOTA MOTOR CORPORATION	¥253,113
DAIKIN INDUSTRIES, LTD.	118,530
East Japan Railway Company	61,377
Kotak Mahindra Bank Limited	61,215
FUJIFILM Holdings Corporation	56,991
NIPPON PAINT HOLDINGS CO., LTD.	56,598
DAIICHI SANKYO COMPANY, LIMITED	50,911
KUBOTA CORPORATION	49,742
Central Japan Railway Company	49,208
West Japan Railway Company	47,334
DAIWA HOUSE INDUSTRY CO., LTD.	43,154
Japan Exchange Group, Inc.	42,332
Ares Management Corporation	40,825
MITSUI & CO., LTD.	38,590
Murata Manufacturing Co., Ltd.	37,355
Sumitomo Realty & Development Co., Ltd.	36,263
Seven & i Holdings Co., Ltd.	35,165
NIDEC CORPORATION	34,006
ITOCHU Corporation	32,592
SG HOLDINGS CO., LTD.	32,420
KOMATSU LTD.	31,721
BRIDGESTONE CORPORATION	29,907
Asahi Group Holdings, Ltd.	28,178
DAIFUKU CO., LTD.	27,951
Shionogi & Co., Ltd.	24,433
Mitsui Fudosan Co., Ltd.	24,284
TAISHO PHARMACEUTICAL HOLDINGS CO., LTD.	19,945
KOITO MANUFACTURING CO., LTD.	19,893
ASAHI KASEI CORPORATION	19,430
Makita Corporation	19,229
GMO Payment Gateway, Inc.	18,962
Oji Holdings Corporation	18,336
Chubu Electric Power Company, Incorporated	18,225

At March 31, 2020
(In millions)
Stanley Electric Co., Ltd.	17,294
MINEBEA MITSUMI Inc.	16,501
TOHO GAS CO., LTD.	16,191
SHIMANO INC.	15,440
OLYMPUS CORPORATION	15,147
NISSIN FOODS HOLDINGS CO., LTD.	14,580
Tokyo Electric Power Company Holdings, Incorporated	13,545
The Kansai Electric Power Company, Incorporated	13,393
Sekisui House, Ltd.	13,325
Hankyu Hanshin Holdings, Inc.	13,020
Idemitsu Kosan Co., Ltd.	12,744
OMRON Corporation	12,331
NIPPON STEEL CORPORATION	12,112
TORAY INDUSTRIES, INC.	11,970
Sotetsu Holdings, Inc.	11,354
Odakyu Electric Railway Co., Ltd.	11,169
BROTHER INDUSTRIES, LTD.	11,129
Others	1,061,013

Total listed equity instruments at fair value through other comprehensive income	¥2,770,473

At March 31, 2019
(In millions)
TOYOTA MOTOR CORPORATION	¥252,568
DAIKIN INDUSTRIES, LTD.	116,730
East Japan Railway Company	87,245
Central Japan Railway Company	85,614
Kotak Mahindra Bank Limited	70,472
Sumitomo Realty & Development Co., Ltd.	63,113
KUBOTA CORPORATION	57,592
DAIWA HOUSE INDUSTRY CO., LTD.	56,716
West Japan Railway Company	53,370
FUJIFILM Holdings Corporation	52,747
KOMATSU LTD.	45,847
Asahi Group Holdings, Ltd.	45,145
Japan Exchange Group, Inc.	44,534
MITSUI & CO., LTD.	44,109
NIPPON PAINT HOLDINGS CO., LTD.	43,499
DAIICHI SANKYO COMPANY, LIMITED	42,908
NIDEC CORPORATION	42,531
TAISHO PHARMACEUTICAL HOLDINGS CO., LTD.	42,506
Mitsui Fudosan Co., Ltd.	41,285
Seven & i Holdings Co., Ltd.	41,065
SG HOLDINGS CO., LTD.	40,635
BRIDGESTONE CORPORATION	38,394
Murata Manufacturing Co., Ltd.	37,628
ASAHI KASEI CORPORATION	34,722
NIPPON STEEL & SUMITOMO METAL CORPORATION(1)	34,161
KOITO MANUFACTURING CO., LTD.	34,126
Shionogi & Co., Ltd.	31,487

At March 31, 2019
(In millions)
ITOCHU Corporation	29,104
Recruit Holdings Co., Ltd.	28,449
Chubu Electric Power Company, Incorporated	25,830
Tokyo Electric Power Company Holdings, Incorporated	25,149
Stanley Electric Co., Ltd.	24,131
DAIFUKU CO., LTD.	23,503
Makita Corporation	22,361
Oji Holdings Corporation	21,756
GMO Payment Gateway, Inc.	19,663
TORAY INDUSTRIES, INC.	19,102
Idemitsu Kosan Co., Ltd.	19,054
The Kansai Electric Power Company, Incorporated	18,161
SHIMANO INC.	18,000
MINEBEA MITSUMI Inc.	17,002
TOHO GAS CO., LTD.	16,422
HOUSE FOODS GROUP INC.	16,323
KAJIMA CORPORATION	15,966
Mazda Motor Corporation	15,924
TOYOTA TSUSHO CORPORATION	15,320
BROTHER INDUSTRIES, LTD.	15,152
SUMITOMO CHEMICAL COMPANY, LIMITED	15,051
Hankyu Hanshin Holdings, Inc.	14,865
Sanwa Holdings Corporation	14,809
Others	1,421,647

Total listed equity instruments at fair value through other comprehensive income	¥3,453,493

(1)	NIPPON STEEL & SUMITOMO METAL CORPORATION changed its trade name to NIPPON STEEL CORPORATION on April 1, 2019.

Disposal of equity instruments at fair value through other comprehensive income

The Group sold equity instruments measured at fair value through other comprehensive income mainly in order to mitigate the impact of share price fluctuations on the Group’s financial base. The fair value of the equity instruments measured at fair value through other comprehensive income at the date of derecognition and the cumulative gain on disposal for the fiscal years ended March 31, 2020 and 2019 were as follows:

	For the fiscal year ended March 31,
	2020	2019
	(In millions)
Fair value of the equity instruments at fair value through other comprehensive income at the date of derecognition	¥210,047	¥275,410
Cumulative gain on disposal	94,443	93,574

The Group transferred the cumulative gain or loss related to the equity instruments that were derecognized or whose significant fair value decline reduced income tax expense for the current reporting period from “Other reserves” to “Retained earnings.” The transferred amount was ¥39,750 million and ¥64,012 million for the fiscal years ended March 31, 2020 and 2019, respectively.

10	LOANS AND ADVANCES

The following tables present loans and advances at March 31, 2020 and 2019.

	At March 31, 2020
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Total
	(In millions)
Loans and advances at amortized cost:
Gross loans and advances	¥92,997,331	¥1,800,090	¥845,329	¥95,642,750

Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net				(264,527)

Less: Allowance for loan losses	(203,286)	(147,382)	(355,737)	(706,405)

Carrying amount				¥94,671,818

	At March 31, 2019
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Total
	(In millions)
Loans and advances at amortized cost:
Gross loans and advances	¥89,073,539	¥1,590,761	¥882,018	¥91,546,318

Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net				(258,392)

Less: Allowance for loan losses	(158,094)	(92,446)	(354,448)	(604,988)

Carrying amount				¥90,682,938

Reconciliation of allowance for loan losses is as follows:

	For the fiscal year ended March 31,
	2020	2019	2018
	(In millions)
Allowance for loan losses at beginning of period(1)	¥604,988	¥651,620	¥680,456
Provision for loan losses	249,478	122,927	126,623
Charge-offs(2):
Domestic	126,328	139,496	161,526
Foreign	27,664	40,758	23,534

Total	153,992	180,254	185,060

Recoveries:
Domestic	10,096	9,767	9,658
Foreign	2,317	1,275	574

Total	12,413	11,042	10,232

Net charge-offs	141,579	169,212	174,828
Others(3)	(6,482)	(347)	(140,575)

Allowance for loan losses at end of period	¥706,405	¥604,988	¥491,676

Allowance for loan losses applicable to foreign activities:
Balance at beginning of period	¥155,114	¥153,167	¥128,347

Balance at end of period	¥258,143	¥155,114	¥114,306

Provision for loan losses	¥134,657	¥46,597	¥19,872

(1)

Allowance for loan losses at the beginning of period for the fiscal year ended March 31, 2019 is calculated under IFRS 9. For additional information, refer to Note 2 “Summary of Significant Accounting Policies.”

(2)	Charge-offs consist of losses from the sales of loans and write-offs.
(3)

Others mainly include foreign exchange translations for the fiscal year ended March 31, 2020. The amount for the fiscal year ended March 31, 2018 mainly includes the exclusion of the allowance for loans and advances made by Kansai Urban Banking Corporation (“KUBC”) and THE MINATO BANK, LTD. (“The Minato Bank”), both of which had been the Company’s subsidiaries but became its equity-method associates, and the exclusion of the allowance for loans and advances made by SMFL which was reclassified as assets held for sale.

For additional information on movements in impairment allowance for the fiscal years ended March 31, 2020 and 2019, refer to Note 45 “Financial Risk Management.”

11	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The following table presents the Group’s principal associates and joint venture at March 31, 2020. Investments in associates and joint ventures of the Group are accounted for using the equity method unless they are held for sale.

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
(2)

The Group has a 15.6% direct holding in Kansai Mirai Financial Group, Inc., and can exercise a further 7.9% of the voting rights held by SMBC’s retirement benefit trust under contractual agreements between SMBC and the retirement benefit trust.

The Group accounts for certain investees, including The Bank of East Asia, Limited, ACLEDA Bank Plc. and Vietnam Export Import Commercial Joint Stock Bank, as associates regardless of its below 20% holdings of the voting rights to these investees, since the Group has the ability to exercise significant influence over these investees through participation in the policy making process at the meeting of the board of directors, the provision of essential technical information, or other relevant agreements or relationships.

On the other hand, the Group accounts for certain investees as financial assets at fair value through other comprehensive income or financial assets at fair value through profit or loss regardless of its 20% or more holdings of the voting rights to these investees when the Group has contracts or arrangements with other investors by which the Group loses the power to exert significant influence over such investees.

The Group has interests in a number of associates and joint ventures, none of which are regarded as individually material. The following table summarizes, in aggregate, the financial information of all individually immaterial associates and joint ventures that are accounted for using the equity method:

	At and for the fiscal year ended March 31,
	2020	2019
	(In millions)
Carrying amount of investments in associates and joint ventures	¥826,736	¥1,038,823
Share of:
Profit from continuing operations	24,031	40,157
Other comprehensive income (loss)	(11,605)	(699)
Total comprehensive income	12,426	39,458

There are no significant restrictions on the ability of associates or joint ventures to transfer funds to the Group in the form of cash dividends, repayment of loans and advances.

12	PROPERTY, PLANT AND EQUIPMENT

The table below shows the changes in property, plant and equipment for the fiscal years ended March 31, 2020 and 2019.

	Assets for rent	Land	Buildings	Right of use assets / Leased assets(1)	Others	Total
	(In millions)
Cost	¥607,769	¥466,046	¥738,023	¥17,373	¥413,945	¥2,243,156
Accumulated depreciation and impairment losses	(27,082)	(6,479)	(406,026)	(11,224)	(282,213)	(733,024)

Net carrying amount at April 1, 2018	580,687	459,567	331,997	6,149	131,732	1,510,132

Additions	18,584	355	30,998	1,307	39,203	90,447
Acquisition of subsidiaries and businesses	—	6,998	1,710	—	5,340	14,048
Disposals	(6,009)	(2,167)	(1,458)	(216)	(2,615)	(12,465)
Depreciation	(18,597)	—	(22,173)	(1,683)	(27,183)	(69,636)
Impairment losses	—	(774)	(4,936)	—	(196)	(5,906)
Exchange differences	(9,667)	95	228	—	268	(9,076)
Others	(537)	23	2,134	19,992	(31,370)	(9,758)

Net carrying amount	564,461	464,097	338,500	25,549	115,179	1,507,786

Cost	609,763	469,095	746,687	60,158	394,308	2,280,011
Accumulated depreciation and impairment losses	(45,302)	(4,998)	(408,187)	(34,609)	(279,129)	(772,225)

Net carrying amount at March 31, 2019	564,461	464,097	338,500	25,549	115,179	1,507,786

Adjustment on adoption of IFRS 16	—	—	—	380,632	—	380,632

Cost	609,763	469,095	746,687	440,790	394,308	2,660,643
Accumulated depreciation and impairment losses	(45,302)	(4,998)	(408,187)	(34,609)	(279,129)	(772,225)

Net carrying amount at April 1, 2019	564,461	464,097	338,500	406,181	115,179	1,888,418

Additions	18,700	355	16,862	66,621	50,297	152,835
Acquisition of subsidiaries and businesses	—	1	226	787	95	1,109
Disposals	(14,600)	(3,921)	(847)	(2,664)	(929)	(22,961)
Depreciation	(17,990)	—	(23,114)	(92,991)	(23,073)	(157,168)
Impairment losses	(69,796)	(432)	(8,098)	(3)	(1,618)	(79,947)
Exchange differences	(8,028)	(1,093)	(514)	(2,783)	(1,705)	(14,123)
Others	(6,287)	3,479	11,913	1,610	(14,267)	(3,552)

Net carrying amount	466,460	462,486	334,928	376,758	123,979	1,764,611

Cost	571,346	467,636	759,576	484,431	414,212	2,697,201
Accumulated depreciation and impairment losses	(104,886)	(5,150)	(424,648)	(107,673)	(290,233)	(932,590)

Net carrying amount at March 31, 2020	¥466,460	¥462,486	¥334,928	¥376,758	¥123,979	¥1,764,611

(1)

Right of use assets from April 1, 2019 are recognized and measured under IFRS 16 and Leased assets until March 31, 2019 were recognized and measured under IAS 17. For additional information, refer to Note 2 “Summary of Significant Accounting Policies.”

The impairment losses on property, plant and equipment are included in “Other expenses” in the consolidated income statements.

The Group had ¥48,707 million and ¥62,027 million of contractual commitments to acquire property, plant and equipment at March 31, 2020 and 2019, respectively.

Recognition of Impairment Losses

For the fiscal year ended March 31, 2020, the market and economic environment adversely affected the profitability of the railcar leasing business in the United States, and led the Group to recognize impairment losses of ¥69,796 million on the railcars to be leased. To determine whether they might be impaired, the Group identified the cash-generating units based on similarities in the nature and use in the railcar leasing business. The recoverable amount of those impaired assets was principally determined based on the value in use. The discount rate used to estimate the recoverable amount of the assets for rent was approximately 6%.

13	LEASES

As Lessee

The Group leases land and buildings, office equipment, and other tangible and intangible assets from third parties under lease contracts.

Right of use assets

The carrying amount of right of use assets at March 31, 2020 and April 1, 2019 consisted of the following:

	Land and buildings	Other tangible assets(1)	Intangible assets(2)	Total
	(In millions)
Net carrying amount at April 1, 2019	¥373,410	¥32,771	¥12,745	¥418,926
Depreciation	81,291	11,700	3,154	96,145
Net carrying amount at March 31, 2020	344,624	32,134	9,210	385,968

(1)	Other tangible assets include mainly office equipment, machinery and vehicles.
(2)	Intangible assets include mainly software.

The additions of right of use assets for the fiscal year ended March 31, 2020 were ¥67,685 million. The Group leases mainly land and buildings for its head offices and branches.

Lease liabilities

The maturity analysis of lease liabilities at March 31, 2020 was as follows:

At March 31, 2020
(In millions)
Not later than one year	¥78,719
Later than one year and not later than five years	176,426
Later than five years	145,722

Total	400,867
Less: Future interest charges	(14,979)

Lease liabilities(1)	¥385,888

(1)	Lease liabilities is included in “Borrowings” in the consolidated statements of financial position. See Note 18 “Borrowings.”

For the fiscal year ended March 31, 2020, ¥2,896 million was recognized as interests on lease liabilities and ¥98,728 million was recognized as total cash outflow for leases.

Carrying amount of assets held under finance leases at March 31, 2019

The carrying amount of assets held under finance leases at March 31, 2019 consisted of the following:

At March 31, 2019
(In millions)
Tangible assets:
Land and buildings	¥2,520
Other tangible assets(1)	23,029

Total(2)	25,549

Intangible assets:
Software	991

Total	¥26,540

(1)	Other tangible assets include mainly equipment, machinery and vehicles.
(2)	Cross-reference to Leased assets in Note 12 “Property, Plant and Equipment.”

Finance lease commitments at March 31, 2019

The total of future minimum lease payments and their present value under finance leases at March 31, 2019 were as follows:

At March 31, 2019
(In millions)
Not later than one year	¥8,478
Later than one year and not later than five years	19,392
Later than five years	5,322

Total	33,192
Less: Future interest charges	(2,813)

Present value of finance lease commitments(1)	¥30,379

(1)	Present value of finance lease commitments is included in “Borrowings” in the consolidated statements of financial position. See Note 18 “Borrowings.”

Operating lease commitments at March 31, 2019

The total amounts of future minimum lease payments under non-cancellable operating leases at March 31, 2019 were as follows:

At March 31, 2019
(In millions)
Not later than one year	¥47,600
Later than one year and not later than five years	132,720
Later than five years	140,011

Total future minimum lease payments under non-cancellable operating leases	¥320,331

For the fiscal years ended March 31, 2019 and 2018, ¥52,465 million and ¥50,561 million were recognized as expenses in respect of operating lease and sublease agreements, of which ¥52,155 million and ¥50,058 million related to minimum lease payments, and ¥310 million and ¥503 million related to sublease payments, respectively. Lease expenses recognized in respect of lease and sublease agreements are included in “General and administrative expenses” in the consolidated income statements.

As Lessor

The Group leases assets to third parties under finance leases or operating leases, including machinery, equipment, aircraft, vessel and property.

Finance lease receivable

The maturity analysis of the lease payments receivable, showing the undiscounted lease payments to be received at March 31, 2020 was as follows:

	At March 31, 2020
	Undiscounted lease payments	Unearned finance income	Discounted lease payments(1)	Unguaranteed residual values(1)
	(In millions)
Not later than one year	¥40,225	¥10,544	¥29,681	¥2,814
Later than one year and not later than two years	104,817	9,528	95,289	15,211
Later than two years and not later than three years	33,160	6,565	26,595	2,670
Later than three years and not later than four years	27,542	4,660	22,882	1,102
Later than four years and not later than five years	58,947	3,446	55,501	11,663
Later than five years	45,724	6,123	39,601	14,902

Total	¥310,415	¥40,866	¥269,549	¥48,362

(1)	Discounted lease payments and unguaranteed residual values are included in “Loans and advances” in the consolidated statements of financial position.

Accumulated allowance for net investment in the lease amounting to ¥502 million was measured under IFRS 9 at March 31, 2020. For the fiscal year ended March 31, 2020, ¥11,268 million was recognized as finance income on net investment in the lease.

Operating lease receivable

The total amounts of the future minimum lease payments receivable under non-cancellable operating leases at March 31, 2020 were as follows:

At March 31, 2020
(In millions)
Not later than one year	¥31,499
Later than one year and not later than two years	24,137
Later than two years and not later than three years	16,935
Later than three years and not later than four years	11,799
Later than four years and not later than five years	7,148
Later than five years	12,636

Total	¥104,154

For the fiscal year ended March 31, 2020, ¥40,588 million was recognized as income from operating leases.

Finance lease receivable at March 31, 2019

The gross investment in the lease, unearned finance income, present value of the minimum lease payments receivable and unguaranteed residual values under finance leases at March 31 2019 were as follows:

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

Operating lease receivable at March 31, 2019

The total amounts of the future minimum lease payments receivable under non-cancellable operating leases at March 31 2019 were as follows:

At March 31, 2019
(In millions)
Not later than one year	¥35,937
Later than one year and not later than five years	67,235
Later than five years	18,007

Total	¥121,179

14	INTANGIBLE ASSETS

Goodwill

The table below shows the changes in goodwill by business segment for the fiscal years ended March 31, 2020 and 2019.

	Retail Business Unit	International Business Unit	Head office account and others	Total
	(In millions)
Gross amount of goodwill(1)	¥63,418	¥—	¥210,307	¥273,725
Accumulated impairment losses(1)	—	—	—	—

Net carrying amount at March 31, 2018	63,418	—	210,307	273,725

Acquisitions	—	4,707	—	4,707
Impairment losses	—	—	(62,624)	(62,624)

Net carrying amount	63,418	4,707	147,683	215,808
Gross amount of goodwill(1)	63,418	4,707	210,307	278,432
Accumulated impairment losses(1)	—	—	(62,624)	(62,624)

Net carrying amount at March 31, 2019	63,418	4,707	147,683	215,808

Acquisitions(2)	—	—	31,647	31,647
Disposals	(1,466)	—	—	(1,466)
Exchange differences	—	(843)	(1,319)	(2,162)

Net carrying amount	61,952	3,864	178,011	243,827
Gross amount of goodwill(1)	61,952	3,864	240,635	306,451
Accumulated impairment losses(1)	—	—	(62,624)	(62,624)

Net carrying amount at March 31, 2020	¥61,952	¥3,864	¥178,011	¥243,827

(1)	The goodwill which all amounts have been impaired is excluded from gross amount of goodwill and accumulated impairment losses.
(2)

The Group recognized goodwill of ¥17,022 million in Head office account and others resulting from the acquisition of Daiwa SB Investments Ltd. on April 1, 2019. For additional information, refer to Note 49 “Acquisitions.”

The Group has four main business segments: the Wholesale Business Unit, the Retail Business Unit, the International Business Unit and the Global Markets Business Unit, with the remaining operations recorded in the Head office account and others.

Impairment testing of goodwill

Allocating goodwill to cash-generating units

For the purpose of impairment testing, goodwill is allocated to cash-generating units or group of cash-generating units, which represent the lowest level within the entity at which goodwill is monitored for internal purposes.

At March 31, 2020, the Group allocated goodwill to the Retail Business Unit of SMBC Consumer Finance Co., Ltd. (“SMBC Consumer Finance”) amounting to ¥56,692 million and to the Head office account and others of SMBC Nikko Securities Inc. (“SMBC Nikko Securities”) and Sumitomo Mitsui DS Asset Management Company, Limited (“SMDAM”) amounting to ¥109,629 million and ¥55,076 million, respectively.

At March 31, 2019, the Group allocated goodwill to the Retail Business Unit of SMBC Consumer Finance amounting to ¥56,692 million and to the Head office account and others of SMBC Nikko Securities and SMDAM amounting to ¥109,629 million and ¥38,053 million, respectively.

The aggregate amounts of other goodwill were ¥22,430 million and ¥11,434 million at March 31, 2020 and 2019, respectively, and they were not considered individually significant.

Timing of impairment tests

The Group performs impairment tests at least annually and whenever there is an indication that the cash-generating unit may be impaired.

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

Value in use: The value in use is determined based on discounted future cash flows, which are based on the financial plans which have been approved by management and which are valid when the impairment test is performed. The financial plans are prepared taking into account the current economic and regulatory environment, direction of the regulation and business forecasts of the individual cash-generating units. The Group determined the recoverable amounts of the primary cash-generating units based on the value in use.

The financial plans, which are used to estimate the cash flow projections of the cash-generating units, cover three to five years. The cash flow projections beyond the period covered by the financial plans are extrapolated by applying the appropriate growth rates in perpetuity.

Key assumptions used in impairment testing

The key assumptions used for the value in use calculations for the fiscal years ended March 31, 2020 and 2019 were as follows:

	SMBC Nikko Securities	SMBC Consumer Finance	SMDAM
For the fiscal year ended March 31, 2020:
Pre-tax discount rate	9.60%	9.28%	7.61%
Growth rate	1.00%	1.00%	1.00%
For the fiscal year ended March 31, 2019:
Pre-tax discount rate	8.90%	11.37%	8.95%
Growth rate	1.00%	1.00%	1.00%

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

Management believes that there were no reasonably possible changes in any of the key assumptions that would lead to the recoverable amounts of the cash-generating units being below these carrying amounts for the fiscal years ended March 31, 2020 and 2019.

Recognition of Impairment Losses

If the recoverable amount of the cash-generating unit is less than its carrying amount, the carrying amount of the cash-generating unit is reduced to its recoverable amount, and this reduction is recognized as impairment loss of goodwill.

The recoverable amount of SMBC Nikko Securities was determined based on the value in use. For the fiscal year ended March 31, 2019, the value in use of SMBC Nikko Securities decreased to less than its carrying amount, primarily due to the revision of the business plan considering the recent business performance. As a result, the Group recognized an impairment loss of ¥62,624 million on the goodwill relating to SMBC Nikko Securities for the fiscal year ended March 31, 2019.

The impairment losses on goodwill are included in “Other expenses” in the consolidated income statements.

Other intangible assets

The table below shows the changes in other intangible assets for the fiscal years ended March 31, 2020 and 2019.

	Internally generated software	Purchased software	Contractual customer relationships	Trademarks	Other intangibles(1)	Total
	(In millions)
Cost	¥650,632	¥340,593	¥172,950	¥46,116	¥54,024	¥1,264,315
Accumulated amortization and impairment losses	(357,115)	(215,028)	(82,495)	(34,543)	(12,957)	(702,138)

Net carrying amount at April 1, 2018	293,517	125,565	90,455	11,573	41,067	562,177

Additions	93,834	38,518	—	—	3,802	136,154
Acquisition of subsidiaries and businesses	3,705	252	12,845	9,706	30,919	57,427
Disposals	(3,020)	(1,637)	—	—	(540)	(5,197)
Amortization	(88,322)	(41,798)	(11,226)	(4,401)	(3,532)	(149,279)
Impairment losses	—	—	—	(4,020)	(21)	(4,041)
Exchange differences	53	522	—	—	22	597
Others	2,314	7,632	—	—	(1,807)	8,139

Net carrying amount	302,081	129,054	92,074	12,858	69,910	605,977

Cost	697,480	358,130	185,795	55,822	87,607	1,384,834
Accumulated amortization and impairment losses	(395,399)	(229,076)	(93,721)	(42,964)	(17,697)	(778,857)

Net carrying amount at March 31, 2019	302,081	129,054	92,074	12,858	69,910	605,977

Adjustment on adoption of IFRS 16	—	—	—	—	11,755	11,755

Cost	697,480	358,130	185,795	55,822	99,362	1,396,589
Accumulated amortization and impairment losses	(395,399)	(229,076)	(93,721)	(42,964)	(17,697)	(778,857)

Net carrying amount at April 1, 2019	302,081	129,054	92,074	12,858	81,665	617,732

Additions	97,895	42,435	—	—	8,673	149,003
Acquisition of subsidiaries and businesses	—	165	4,271	—	20,082	24,518
Disposals	(241)	(1,792)	—	—	(1,543)	(3,576)
Amortization	(90,154)	(44,129)	(11,652)	(2,741)	(10,616)	(159,292)
Impairment losses	—	(8)	(7,262)	—	(21,419)	(28,689)
Exchange differences	(174)	(2,613)	(2,334)	(1,475)	(4,463)	(11,059)
Others	(2,349)	10,237	—	—	(4,875)	3,013

Net carrying amount	307,058	133,349	75,097	8,642	67,504	591,650

Cost	726,459	379,524	187,705	54,329	116,951	1,464,968
Accumulated amortization and impairment losses	(419,401)	(246,175)	(112,608)	(45,687)	(49,447)	(873,318)

Net carrying amount at March 31, 2020	¥307,058	¥133,349	¥75,097	¥8,642	¥67,504	¥591,650

(1)

Other intangibles include Right of use assets from April 1, 2019 which are recognized and measured under IFRS 16 and Leased assets until March 31, 2019 which were recognized and measured under IAS 17. For additional information, refer to Note 2 “Summary of Significant Accounting Policies.”

Other intangible assets related to the acquisition of the retail banking business of Citibank Japan Ltd were tested for impairment because changes in the market conditions indicated that the carrying amount of these assets might not be recoverable at March 31, 2020. The cash-generating unit of these assets was SMBC Trust Bank’s retail banking business unit. In the impairment test, the carrying amount of SMBC Trust Bank’s retail banking business unit was compared against its recoverable amount. The recoverable amount determined based on the value in use was less than its carrying amount, primarily due to the revision of the business plan. As a result, the Group recognized an impairment loss of ¥28,679 million, equal to the total carrying amount of these intangible assets for the fiscal year ended March 31, 2020. The pre-tax discount rate used to estimate the value in use of SMBC Trust Bank’s retail banking business unit was approximately 8%.

The impairment losses on other intangible assets are included in “Other expenses” and the amortization expenses of other intangible assets are included in “General and administrative expenses” in the consolidated income statements.

The amounts of research and development expenditure recognized as expenses for the fiscal years ended March 31, 2020, 2019 and 2018 were ¥78 million, ¥167 million and ¥84 million, respectively, and they were included in “General and administrative expenses” in the consolidated income statements.

Other intangibles at March 31, 2020 and 2019 include leasehold rights, amounting to ¥6,423 million and ¥5,517 million, respectively, which are rights to use land for the purpose of owning the buildings. Since the Group has a long history of renewal, these contracts are not expected to be terminated in the foreseeable future. Leasehold rights are expected to generate cash flows for an indefinite period of time. They are not amortized but are tested for impairment annually, irrespective of whether there is any indication of impairment.

15	OTHER ASSETS

Other assets at March 31, 2020 and 2019 consisted of the following:

	At March 31,
	2020	2019
	(In millions)
Prepaid expenses	¥65,129	¥78,475
Accrued income	330,654	385,051
Receivables from brokers, dealers and customers for securities transactions	1,221,414	1,159,479
Cash collateral provided for derivative and other financial transactions	2,121,025	1,537,672
Retirement benefit assets	168,962	268,483
Security deposits	88,518	92,867
Others	276,928	557,844

Total other assets	¥4,272,630	¥4,079,871

16	DEPOSITS

Deposits at March 31, 2020 and 2019 consisted of the following:

	At March 31,
	2020	2019
	(In millions)
Non-interest-bearing demand deposits	¥25,307,775	¥22,594,227
Interest-bearing demand deposits	59,772,689	56,205,396
Deposits at notice	10,769,494	11,169,956
Time deposits	25,023,508	25,760,889
Negotiable certificates of deposit	10,180,436	11,165,487
Others(1)	7,377,516	7,508,697

Total deposits	¥138,431,418	¥134,404,652

(1)	Others include, among other items, foreign currency deposits in domestic offices and Japanese yen accounts held by foreign depositors in domestic offices.

17	TRADING LIABILITIES

Trading liabilities at March 31, 2020 and 2019 consisted of the following:

	At March 31,
	2020	2019
	(In millions)
Debt instruments “short position”	¥1,915,687	¥1,835,860
Equity instruments “short position”	102,797	162,834

Total trading liabilities	¥2,018,484	¥1,998,694

Trading liabilities include the instruments classified as held for trading. Trading debt instruments mainly consist of Japanese government bonds. Trading equity instruments mainly consist of publicly traded Japanese stocks.

18	BORROWINGS

Borrowings at March 31, 2020 and 2019 consisted of the following:

	At March 31,
	2020	2019
	(In millions)
Unsubordinated borrowings	¥15,208,696	¥10,632,213
Subordinated borrowings	254,064	273,819
Liabilities associated with securitization transactions	1,272,714	1,231,447
Lease liabilities(1)	385,888	30,379

Total borrowings	¥17,121,362	¥12,167,858

(1)

Lease liabilities at March 31, 2020 and 2019 are recognized and measured under IFRS 16 and IAS 17, respectively. For additional information, refer to Note 2 “Summary of Significant Accounting Policies.”

19	DEBT SECURITIES IN ISSUE

Debt securities in issue at March 31, 2020 and 2019 consisted of the following:

		At March 31,
	Interest rate	2020	2019
		(In millions)
SMFG:
Bonds:
Bonds, payable in United States dollars, due 2021-2048	2.06%-4.31%	¥4,357,548	¥3,209,483
Bonds, payable in euros, due 2022-2033	0.00%-1.72%	761,597	553,053
Bonds, payable in Australian dollars, due 2022-2028	1.66%-4.13%	199,201	183,049
Bonds, payable in Hong Kong dollars, due 2028	3.54%	4,581	4,242
Subordinated bonds:
Subordinated bonds, payable in Japanese yen, due 2024-2030	0.30%-1.33%	724,332	756,572
Subordinated bonds, payable in United States dollars, due 2024-2029	3.20%-4.44%	262,856	191,741

Total SMFG		6,310,115	4,898,140

SMBC:
Commercial paper	(0.46%)-2.86%	642,377	1,634,812
Bonds:
Bonds, payable in Japanese yen, due 2019	0.25%	—	50,000
Bonds, payable in United States dollars, due 2019-2045	1.88%-4.30%	859,470	1,660,610
Bonds, payable in euros, due 2020-2023	0.09%-2.75%	411,895	429,544
Bonds, payable in Australian dollars, due 2019-2025	2.90%-3.88%	20,227	40,913
Bonds, payable in Hong Kong dollars, due 2020-2025	2.09%-2.92%	33,908	33,427
Bonds, payable in Thai baht, due 2019-2021	2.00%-2.66%	19,980	33,155
Bonds, payable in Great Britain pound, due 2020	0.82%-1.19%	33,338	36,258
Subordinated bonds:
Subordinated bonds, payable in Japanese yen, due 2019-2026	1.43%-2.21%	289,899	362,777
Subordinated bonds, payable in United States dollars, due 2022	4.85%	168,386	166,090
Subordinated bonds, payable in euros, due 2020	4.00%	89,442	93,147

Total SMBC		2,568,922	4,540,733

Other subsidiaries:
Commercial paper	0.00%-2.85%	1,094,325	805,703
Bonds:
Bonds, payable in Japanese yen, due 2019-2050	0.01%-20.00%	483,329	702,312
Bonds, payable in United States dollars, due 2019-2037	0.01%-11.40%	206,552	48,143
Bonds, payable in euros, due 2023-2029	0.10%-0.55%	268,512	124,451
Bonds, payable in Indonesian rupiah, due 2019-2024	7.50%-8.25%	21,067	19,487
Bonds, payable in Australian dollars, due 2020-2031	0.01%-3.00%	1,290	2,075
Bonds, payable in Turkish lira, due 2019-2023	0.01%-15.00%	4,081	5,165
Bonds, payable in Chinese yuan, due 2020	0.00%	6,855	—
Subordinated bonds:
Subordinated bonds, payable in Japanese yen, due 2019-2028	4.00%-4.15%	20,000	25,000

Total other subsidiaries		2,106,011	1,732,336

Total debt securities in issue		¥10,985,048	¥11,171,209

Interest rates represent the contractual interest rates that were applied at March 31, 2020 and 2019, and thus do not represent the actual effective interest rates.

The following table presents the movement in Subordinated bonds for the fiscal years ended March 31, 2020 and 2019.

	For the fiscal year ended March 31,
	2020	2019
	(In millions)
Subordinated bonds at beginning of period(1)	¥1,595,327	¥1,610,507
Cash flows:
Proceeds from issuance of subordinated bonds	54,303	—
Redemption of subordinated bonds	(113,823)	(26,721)
Non-cash changes:
Foreign exchange translations	(10,900)	10,803
Others	30,008	738

Subordinated bonds at end of period(1)	¥1,554,915	¥1,595,327

(1)	The balances are comprised of subordinated bonds issued by SMFG, SMBC and other subsidiaries.

20	PROVISIONS

The following table presents movements by class of provisions for the fiscal years ended March 31, 2020 and 2019.

	Provision for interest repayment	Other provisions	Total
	(In millions)
Balance at April 1, 2018	¥145,179	¥68,071	¥213,250
Additional provisions	47,000	7,040	54,040
Amounts used	(44,063)	(18,576)	(62,639)
Unused amounts reversed	(106)	(10,277)	(10,383)
Amortization of discount and effect of change in discount rate	399	158	557
Others	—	(7)	(7)

Balance at March 31, 2019	148,409	46,409	194,818

Additional provisions	39,000	19,614	58,614
Amounts used	(43,674)	(9,577)	(53,251)
Unused amounts reversed	(29)	(106)	(135)
Amortization of discount and effect of change in discount rate	(277)	157	(120)
Others	—	127	127

Balance at March 31, 2020	¥143,429	¥56,624	¥200,053

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

The provision for interest repayment is calculated by estimating the future claims for the refund of gray zone interest, taking into account historical experience such as the number of customer claims for a refund, the amount of repayments and the characteristics of customers, and the length of the period during which claims are expected to be received in the future. Of these historical experiences, the number of customer claims for the refund has a significant effect on the amount of the provision, and the historical number of customer claims to the Group was 95 thousand, 84 thousand and 94 thousand for the fiscal years ended March 31, 2020, 2019 and 2018, respectively. The timing of the settlement of these claims is uncertain.

The decrease in the provision for interest repayment for the fiscal year ended March 31, 2020 was primarily due to the use of the provision during the year, which was partially offset by additional provisions as a result of the estimation of the future claims for the refund.

Other Provisions

Other provisions include asset retirement obligations and provisions for loan commitments, reimbursement of deposits, point programs, product warranties and litigation claims. Most of these provisions occurred in the normal course of business and none of them were individually significant at March 31, 2020 and 2019.

21	OTHER LIABILITIES

Other liabilities at March 31, 2020 and 2019 consisted of the following:

	At March 31,
	2020	2019
	(In millions)
Accrued expenses	¥338,626	¥360,258
Unearned income	121,416	129,414
Financial guarantees and other credit-related contingent liabilities	42,515	43,117
Due to trust account	1,379,220	1,228,223
Payables to brokers, dealers and customers for securities transactions	1,712,641	828,758
Payables related to credit card services	636,032	703,845
Obligations from factoring transactions	506,202	587,960
Retirement benefit liabilities	38,986	36,027
Guarantee deposits received	1,130,839	497,379
Others	1,694,878	1,716,758

Total other liabilities	¥7,601,355	¥6,131,739

22	DEFERRED INCOME TAX

The changes of net deferred tax assets and liabilities for the fiscal years ended March 31, 2020 and 2019 were as follows:

	For the fiscal year ended March 31,
	2020	2019
	(In millions)
At beginning of period	¥(230,292)	¥(321,493)
Deferred tax benefit (expense)	151,292	(10,623)
Deferred tax relating to other comprehensive income:
Remeasurements of defined benefit plans reserve	27,028	12,407
Financial instruments at fair value through other comprehensive income reserve	96,170	108,090
Exchange differences on translating foreign operations reserve	2,226	474
Acquisition and disposal of subsidiaries and businesses	(6,438)	(16,391)
Exchange differences and others	(3,971)	(2,756)

At end of period	¥36,015	¥(230,292)

The deferred tax assets and liabilities at March 31, 2020 and 2019 were attributable to the following items:

	At March 31,
	2020	2019
	(In millions)
Deferred tax assets:
Loans and advances	¥349,058	¥286,752
Derivative financial instruments	95,917	48,821
Tax losses carried forward	68,678	44,518
Retirement benefits	42,719	10,254
Provision for interest repayment	39,928	37,845
Investment securities	216	754
Other deductible temporary differences	121,580	112,092

Total deferred tax assets	718,096	541,036

Deferred tax liabilities:
Investment securities	477,168	572,369
Goodwill and intangible assets	64,574	71,265
Property, plant and equipment	56,992	57,607
Lease transactions	8,845	10,381
Retirement benefits	3,110	3,224
Other taxable temporary differences	71,392	56,482

Total deferred tax liabilities	682,081	771,328

Net deferred tax assets (liabilities)(1)	¥36,015	¥(230,292)

(1)

Deferred tax assets and deferred tax liabilities are offset in the consolidated statements of financial position if the entity has a legally enforceable right to set off current tax assets against current tax liabilities, and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on the same taxable entity.

On March 31, 2016, the Government of Japan promulgated (i) an amendment to the Corporation Tax Act and (ii) the Local Tax Act. Those laws (i) reduce the Japanese national corporation tax rate by 0.5 percentage points from the fiscal year beginning April 1, 2016 and additionally reduce by 0.2 percentage points from the fiscal year beginning April 1, 2018, and (ii) reduce the enterprise tax rate by 1.2 percentage points from the fiscal year beginning April 1, 2016. As a result, the effective statutory tax rate of the Company was reduced from

32.3% to 30.9% during the two fiscal years beginning April 1, 2016 through March 31, 2018 and from 30.9% to 30.6% for the fiscal years beginning April 1, 2018. The Group measured deferred tax assets and liabilities at the rates that were expected to apply to the period when the assets are realized or the liabilities are settled.

The Company has adopted the consolidated corporate-tax system in Japan.Under the consolidated corporate-tax system, the taxable profits or losses on a consolidated basis are calculated by aggregating those of the parent company and its wholly owned domestic subsidiaries (a “tax consolidated group”), and any unused tax losses carried forward, except for certain specified consolidated tax losses carried forward, by one company can be used by another company within the tax consolidated group for Japanese national corporation tax purposes. Therefore, the deferred tax assets relating to deductible temporary differences and tax losses carried forward were recognized on a consolidated basis, but only to the extent that it is probable that future consolidated taxable profits will be available against which the deductible temporary differences and tax losses carried forward can be utilized.

On March 31, 2020, the Government of Japan promulgated an amendment to the Corporation Tax Act, which revised the consolidated corporate-tax system and shifted to the group aggregation system. Under the group aggregation system, each company in the tax group will individually file its own tax returns while maintaining certain system to aggregate profits and losses within the group company. The amendments are effective for fiscal years beginning on or after April 1, 2022 and there are not expected to have a material impact on the Group’s consolidated financial statements.

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

The following table shows the amounts of deductible temporary differences and tax losses carried forward by expiration date at March 31, 2020 and 2019 for which no deferred tax assets were recognized.

	At March 31,
	2020	2019
	(In millions)
Deductible temporary differences	¥232,242	¥414,953
Tax losses carried forward which will expire in 1 year	220,969	153,865
2 years	63,570	250,892
3 years	49,388	63,571
4 years	37,702	56,043
5 years	23,082	47,562
6 years	13,120	26,276
7 years	60,027	13,231
8 years	—	60,093
9 years	137,046	—
10 years and thereafter	54,174	146,206

Total deductible temporary differences and tax losses carried forward(1)	¥891,320	¥1,232,692

(1)

Under the consolidated corporate-tax system, the Company and its wholly owned domestic subsidiaries recognized deferred tax assets relating to deductible temporary differences and tax losses carried forward on a consolidated basis for Japanese national corporation tax purposes and on a stand-alone basis for Japanese local corporation tax purposes. There are deductible temporary differences and tax losses carried forward on which deferred tax assets are recognized for Japanese national corporation tax purposes, but on which no deferred tax assets are recognized for Japanese local corporation tax purposes. These deductible temporary differences and tax losses carried forward amounted to ¥229,883 million and ¥405,615 million at March 31, 2020 and 2019, respectively.

In addition to the above table, the Group does not recognize deferred tax assets for deductible temporary differences related to investments in subsidiaries, associates and joint ventures where the Company has no intention to reverse these differences in the foreseeable future. The amount of those deductible temporary differences was ¥1.471 billion and ¥810 billion at March 31, 2020 and 2019, respectively.

At March 31, 2020 and 2019, the amount of taxable temporary differences associated with investments in subsidiaries, associates and joint ventures for which deferred tax liabilities had not been recognized was ¥1,777 billion and ¥2,334 billion, respectively. The Company can control the timing of reversal of the temporary differences and it is probable that they will not be reversed in the foreseeable future.

Deferred tax expense for the fiscal years ended March 31, 2020 and 2019 was attributable to the following temporary differences and tax losses carried forward:

	For the fiscal year ended March 31,
	2020	2019
	(In millions)
Loans and advances	¥65,549	¥(7,956)
Derivative financial instruments	47,115	(10,110)
Tax losses carried forward	24,769	21,016
Goodwill and intangible assets	13,552	22,451
Retirement benefits	5,131	5,102
Provision for interest repayment	2,083	1,066
Lease transactions	1,373	278
Investment securities	720	25,226
Property, plant and equipment	556	(28,338)
Other temporary differences—net	(9,556)	(39,358)

Total deferred tax benefit (expense)	¥151,292	¥(10,623)

23	RETIREMENT BENEFITS

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

SMBC’s defined benefit plans account for the vast majority of the defined benefit obligations and plan assets in the Group. SMBC has a corporate defined benefit pension plan and a lump-sum severance indemnity plan.

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

The Corporate Defined Benefit Pension Plan Law requires a pension fund to review the assumptions and remeasure the required contribution at least every fifth fiscal year, in order to ensure that it maintains sufficient assets for future benefit payments. On the other hand, the present value of the defined benefit obligation is calculated annually based on actuarial valuations that are dependent upon a number of assumptions, including discount rates, mortality rates and future salary (benefit) increases, in accordance with IAS 19 “Employee Benefits.” Other types of defined benefit pension plans operated by the Group are generally established and operated in the same manner as described above.

Lump-sum severance indemnity plans

SMBC and some of the Company’s other subsidiaries have lump-sum severance indemnity plans under which their employees are provided with lump-sum cash payments upon leaving the company. While funding of these plans is not required under Japanese pension laws, some of these plans are funded with assets held by retirement benefit trusts.

SMBC and a number of the Company’s other subsidiaries in Japan established retirement benefit trusts and contributed some of their marketable securities to these trusts in order to isolate these assets for retirement benefits by entering into contracts with trust banks. Retirement benefit trusts are voluntary funds that are used either to contribute assets to the pension funds or to directly settle retirement benefits. Among the Group, retirement benefit trusts are set up for the defined benefit pension plans, as well as for the lump-sum severance indemnity plans.

The assets belonging to the retirement benefit trusts are available to be used only to pay or fund retirement benefits, and practically held by an entity that is legally separated from the Group. Therefore, they are not available to the Group’s creditors even in bankruptcy and cannot be returned to the Group, unless either the remaining assets are sufficient to meet all the related obligations or the entities (funds) reimburse to the Group the retirement benefits which are already paid by the Group. Therefore, these assets are accounted for as plan assets.

The following tables provide detailed information for the defined benefit plans.

The amounts of the retirement benefit liabilities and the retirement benefit assets recognized in the consolidated statements of financial position at March 31, 2020 and 2019 were determined as follows:

	At March 31,
	2020	2019
	(In millions)
Present value of unfunded obligations	¥(32,696)	¥(30,237)
Present value of funded obligations	(1,155,401)	(1,157,946)
Fair value of plan assets	1,318,073	1,420,639

Net retirement benefit assets (liabilities)	¥129,976	¥232,456

Of which retirement benefit liabilities included in “Other liabilities”	¥(38,986)	¥(36,027)
Of which retirement benefit assets included in “Other assets”	¥168,962	¥268,483

The movements in the defined benefit obligations for the fiscal years ended March 31, 2020 and 2019 were as follows:

	For the fiscal year ended March 31,
	2020	2019
	(In millions)
At beginning of period	¥1,188,183	¥1,173,671
Current service cost	37,775	38,540
Interest cost	6,826	8,008
Actuarial losses (gains)—demographic assumptions	8,089	(394)
Actuarial losses—financial assumptions	757	23,197
Actuarial losses—experience	2,592	2,652
Benefits paid	(43,636)	(42,495)
Lump-sum payments	(12,443)	(13,605)
Past service cost	—	108
Acquisition of subsidiaries and businesses	1,252	5,186
Others	(1,298)	(6,685)

At end of period	¥1,188,097	¥1,188,183

The movements in the fair value of plan assets for the fiscal years ended March 31, 2020 and 2019 were as follows:

	For the fiscal year ended March 31,
	2020	2019
	(In millions)
At beginning of period	¥1,420,639	¥1,453,238
Interest income	8,080	9,805
Return on plan assets excluding interest income	(77,512)	(14,874)
Contributions by employer	13,145	15,101
Benefits paid	(43,636)	(42,495)
Acquisition of subsidiaries and businesses	—	6,191
Others	(2,643)	(6,327)

At end of period	¥1,318,073	¥1,420,639

The amounts recognized in “General and administrative expenses” in the consolidated income statements for the fiscal years ended March 31, 2020, 2019 and 2018 were as follows:

	For the fiscal year ended March 31,
	2020	2019	2018
	(In millions)
Current service cost	¥37,775	¥38,540	¥40,387
Net interest cost	(1,254)	(1,797)	(1,453)
Past service cost	—	108	(44)

Total	¥36,521	¥36,851	¥38,890

The plan assets at March 31, 2020 and 2019 were composed as follows:

	At March 31,
	2020			2019
	Quoted in active markets	Other	Total	Quoted in active markets	Other	Total
	(In millions)
Plan assets retained in the pension funds:
Equity instruments	¥184,621	¥138,692	¥323,313	¥226,372	¥138,937	¥365,309
Debt instruments	21,326	174,030	195,356	16,124	233,025	249,149
General account of life insurance companies	124	39,697	39,821	250	39,463	39,713
Other investments and short-term assets	47,496	243,834	291,330	33,055	217,344	250,399
Plan assets retained in the retirement benefit trusts:
Japanese equity instruments	416,923	1,470	418,393	466,612	1,593	468,205
Other short-term assets	40,254	9,606	49,860	38,278	9,586	47,864

Total	¥710,744	¥607,329	¥1,318,073	¥780,691	¥639,948	¥1,420,639

The assets in the pension funds included common stocks issued by the Group at March 31, 2020 and 2019. The amounts of these stocks were not significant.

The assets in retirement benefit trusts were primarily composed of Japanese equity instruments. Most of the plan assets held by the Group are invested in Japanese equity and debt instruments. Accordingly, the Group may be exposed to market risk arising from the domestic markets.

The Group retained the voting rights of some of these equity instruments with fair values of ¥406,305 million and ¥456,497 million (30.8% and 32.1% of the total fair values of plan assets) at March 31, 2020 and 2019, respectively.

The principal actuarial assumptions used at March 31, 2020, 2019 and 2018 were as follows:

	At March 31,
	2020	2019	2018
Discount rates	0.5%	0.5%	0.7%

Discount rates are weighted on the basis of the defined benefit obligations.

The assumptions for future mortality are based on the official mortality table generally used for actuarial assumptions in Japan. Under the mortality table, used at March 31, 2020, 2019 and 2018, the current average remaining life expectancy of an individual retiring at age 60 was 23 years for males and 28 years for females.

The sensitivity analyses of the effect of changes in key assumptions on the defined benefit obligations at March 31, 2020 and 2019 were as follows:

	At March 31,
	2020	2019
	Increase/(decrease)	Increase/(decrease)
	(In millions)
Discount rates:
Increase by 50 bps	¥(75,446)	¥(74,405)
Decrease by 50 bps	85,951	84,546
Average life expectancy at age 60:
Increase of one year	¥40,012	¥39,661

Each increase and decrease in the table above assumes that only one assumption is changed, with all other assumptions remaining unchanged. In practice, however, changes in multiple assumptions may occur in a mutually interrelated manner.

The weighted average durations of defined benefit plans for the fiscal years ended March 31, 2020, 2019 and 2018 were as follows:

	At March 31,
	2020	2019	2018
	(Years)
Lump-sum severance indemnity plans	10.5	12.7	12.8
Defined benefit pension plans	17.5	18.9	18.9

Funding Policy for Plan Assets

The pension funds review the funding status of plan assets every year. If any funding deficit is identified, a measure to cover such deficit will be implemented, for example, by increasing the amount of contributions by the employer.

Expected contribution

Expected contributions to the defined benefit plans for the fiscal year ending March 31, 2021 are ¥11,932 million.

Defined Contribution Plans

SMBC and some of the Company’s other subsidiaries provide defined contribution plans. The amounts recognized as expenses for the defined contribution plans were ¥11,139 million, ¥10,862 million and ¥10,769 million for the fiscal years ended March 31, 2020, 2019 and 2018, respectively, which were included in “General and administrative expenses” in the consolidated income statements.

Employees’ Pension Insurance Plan

In Japan, the Government of Japan operates the Employees’ Pension Insurance Plan which covers most of the private entities’ employees. The amounts of contributions charged to expense for the Employees’ Pension Insurance Plan were ¥37,990 million, ¥39,232 million and ¥42,694 million for the fiscal years ended March 31, 2020, 2019 and 2018, respectively, which were included in “General and administrative expenses” in the consolidated income statements.

24	SHAREHOLDERS’ EQUITY

Common Stock

The changes in the number of issued shares of common stock and common stock held by the Company or its subsidiaries during the fiscal years ended March 31, 2020, 2019 and 2018 were as follows:

	For the fiscal year ended March 31,
	2020		2019		2018
	Outstanding	In treasury	Outstanding	In treasury	Outstanding	In treasury
At beginning of period	1,399,401,420	3,800,918	1,414,443,390	3,884,968	1,414,055,625	4,028,883
Net change	(26,229,864)	(155,875)	(15,041,970)	(84,050)	387,765	(143,915)

At end of period	1,373,171,556	3,645,043	1,399,401,420	3,800,918	1,414,443,390	3,884,968

The total number of authorized shares of common stock was 3,000 million at March 31, 2020 and 2019 with no stated value. All issued shares are fully paid. The details of the stock options and the restricted shares outstanding are described in Note 39 “Share-Based Payment.”

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

On May 15, 2019, the Company’s board of directors resolved to repurchase shares of its common stock and cancel all the repurchased shares. The resolution authorized the repurchase of up to the lesser of (i) an aggregate of 32,000,000 shares of its common stock and (ii) an aggregate of ¥100 billion between May 16, 2019 and August 30, 2019. On August 9, 2019, the Company completed the repurchase, acquiring 26,502,400 shares of its common stock for ¥100 billion in aggregate. The Company cancelled all of the repurchased shares on September 20, 2019.

Preferred Stock

The following table shows the number of shares of preferred stock at March 31, 2020 and 2019.

	At March 31, 2020		At March 31, 2019
	Authorized	Issued	Authorized	Issued
Type 5 preferred stock	167,000	—	167,000	—
Type 7 preferred stock	167,000	—	167,000	—
Type 8 preferred stock	115,000	—	115,000	—
Type 9 preferred stock	115,000	—	115,000	—

All the preferred stocks have no stated value. There was no movement in preferred stock during the fiscal years ended March 31, 2020, 2019 and 2018.

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

Restriction on the Payment of Dividends

The amount of the capital surplus and retained earnings of the Company that can be paid out as dividends is subject to restrictions under the Companies Act. These amounts are calculated based on the Company’s nonconsolidated statement of financial position prepared in accordance with Japanese GAAP. Therefore, the adjustments made to prepare the IFRS consolidated financial statements have no impact on the calculation. The total amount that the Company can pay out as a dividend was ¥2,063 billion at March 31, 2020.

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

The movements of remeasurements of the defined benefit plans reserve for the fiscal years ended March 31, 2020, 2019 and 2018 were as follows:

	For the fiscal year ended March 31,
	2020	2019	2018
	(In millions)
At beginning of period	¥72,425	¥76,102	¥22,774
Gains (losses) arising during the period, before tax	(88,950)	(40,329)	73,662
Income tax (expense) benefit for changes arising during the period	27,028	12,407	(22,492)
Amount attributable to non-controlling interests	(29)	53	45
Share of other comprehensive income (loss) of associates and joint ventures	(333)	760	58
Transfer from other reserves to retained earnings	(12,694)	23,432	2,055

At end of period	¥(2,553)	¥72,425	¥76,102

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

The movements of the available-for-sale financial assets reserve for the fiscal year ended March 31, 2018 were as follows:

For the fiscal year ended March 31,
2018
(In millions)
At beginning of period	¥1,929,894
Gains (losses) arising during the period, before tax	582,435
Income tax (expense) benefit for changes arising during the period	(184,128)
Reclassification adjustments for (gains) losses included in net profit, before tax	(275,038)
Income tax benefit for reclassification adjustments	84,745
Amount attributable to non-controlling interests	(15,653)
Share of other comprehensive income (loss) of associates and joint ventures	5

At end of period	¥2,122,260

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

The movements of the financial instruments at FVOCI reserve for the fiscal years ended March 31, 2020 and 2019 were as follows:

	For the fiscal year ended March 31,
	2020	2019
	(In millions)
At beginning of period	¥1,730,607	¥1,718,937
Gains (losses) arising during the period, before tax	(178,166)	21,936
Income tax (expense) benefit for changes arising during the period	54,206	2,982
Reclassification adjustments for (gains) losses included in net profit, before tax	(96,624)	(6,071)
Income tax benefit for reclassification adjustments	29,590	1,844
Amount attributable to non-controlling interests	(2)	53,769
Share of other comprehensive income (loss) of associates and joint ventures	231	1,368
Transfer from other reserves to retained earnings	(39,829)	(64,158)

At end of period	¥1,500,013	¥1,730,607

Exchange differences on translating foreign operations reserve

Exchange differences on translating the foreign operations reserve includes foreign exchange differences arising from the translation of the net assets of foreign operations from their functional currencies to the Group’s presentation currency, Japanese yen.

The movements of exchange differences on translating the foreign operations reserve for the fiscal years ended March 31, 2020, 2019 and 2018 were as follows:

	For the fiscal year ended March 31,
	2020	2019	2018
	(In millions)
At beginning of period	¥113,334	¥125,987	¥181,374
Gains (losses) arising during the period, before tax	(78,742)	22,517	(75,409)
Income tax (expense) benefit for changes arising during the period	2,288	343	3,152
Reclassification adjustments for (gains) losses included in net profit, before tax	204	(37,247)	49
Income tax (expense) benefit for reclassification adjustments	(62)	131	(15)
Amount attributable to non-controlling interests	2,741	4,430	9,014
Share of other comprehensive income (loss) of associates and joint ventures	(11,503)	(2,827)	7,822

At end of period	¥28,260	¥113,334	¥125,987

25	NON-CONTROLLING INTERESTS AND EQUITY ATTRIBUTABLE TO OTHER EQUITY INSTRUMENTS HOLDERS

Non-controlling interests

Non-controlling interests at March 31, 2020 and 2019 consisted of the following:

	At March 31,
	2020	2019
	(In millions)
Preferred securities issued by subsidiaries	¥—	¥436,500
Others	60,296	57,623

Total non-controlling interests	¥60,296	¥494,123

Preferred securities issued by subsidiaries

Preferred securities issued by subsidiaries consisted of the following:

	Redemption at the option of Issuer	At March 31,
		2020	2019
		(In millions)
SMFG Preferred Capital JPY 2 Limited
Series B (non-cumulative perpetual preferred securities)	July 2019	¥—	¥140,000
Series E (non-cumulative perpetual preferred securities)	July 2019	—	33,000
SMFG Preferred Capital JPY 3 Limited
Series A (non-cumulative step-up perpetual preferred securities)	January 2020	—	99,000
Series B (non-cumulative perpetual preferred securities)	January 2020	—	164,500

Preferred securities issued by subsidiaries		¥—	¥436,500

Others

Others represent the equity in the Group’s subsidiaries not attributable, directly or indirectly, to the Group. They were not considered individually material to the Group at March 31, 2020 and 2019.

Equity attributable to other equity instruments holders

Equity attributable to other equity instruments holders at March 31, 2020 and 2019 consisted of the following:

	At March 31,
	2020	2019
	(In millions)
Perpetual subordinated bonds	¥684,476	¥598,703

Total equity attributable to other equity instruments holders	¥684,476	¥598,703

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

These bonds are undated, have no final maturity date and may be redeemed at SMFG’s option, in whole, but not in part, on the first call date or any interest payment dates thereafter subject to prior confirmation of the Financial Services Agency of Japan (“FSA”).

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

26	NET INTEREST INCOME

Net interest income for the fiscal years ended March 31, 2020, 2019 and 2018 consisted of the following:

	For the fiscal year ended March 31,
	2020	2019	2018
	(In millions)
Interest income from:
Deposits with banks	¥81,592	¥103,798	¥78,217
Call loans and bills bought	16,556	16,400	19,362
Reverse repurchase agreements and cash collateral on securities borrowed	52,865	38,387	40,021
Investment securities	178,830	152,915	102,295
Loans and advances	2,077,202	2,094,850	1,904,175

Total interest income	2,407,045	2,406,350	2,144,070

Interest expense from:
Deposits	582,799	601,365	382,753
Call money and bills sold	10,483	14,212	8,763
Repurchase agreements and cash collateral on securities lent	132,389	120,984	61,341
Borrowings	92,425	107,233	89,196
Debt securities in issue	232,473	256,035	190,774
Premiums for deposit insurance(1)	36,809	35,555	37,938
Others	3,352	2,046	1,142

Total interest expense	1,090,730	1,137,430	771,907

Net interest income	¥1,316,315	¥1,268,920	¥1,372,163

(1)

For the fiscal year ended March 31, 2020, premiums for deposit insurance have been reclassified from “General and administrative expense” to “Interest expense.” Comparative amounts have been reclassified to conform to the current presentation.

Interest income recorded on impaired financial assets was ¥18,886 million for the fiscal year ended March 31, 2018.

27	NET FEE AND COMMISSION INCOME

Net fee and commission income for the fiscal years ended March 31, 2020, 2019 and 2018 consisted of the following:

	For the fiscal year ended March 31,
	2020	2019	2018
	(In millions)
Fee and commission income from:
Loans	¥123,472	¥118,225	¥120,998
Credit card business	304,238	290,034	289,509
Guarantees	67,846	63,112	62,934
Securities-related business	149,837	142,870	147,016
Deposits	14,045	12,650	16,169
Remittances and transfers	141,617	139,625	140,621
Safe deposits	4,349	4,546	5,224
Trust fees	4,680	4,629	3,854
Investment trusts	150,349	127,762	154,419
Agency	9,612	11,417	16,577
Others	177,087	186,907	174,043

Total fee and commission income	1,147,132	1,101,777	1,131,364

Fee and commission expense from:
Remittances and transfers	40,601	42,150	40,214
Others	163,221	136,201	138,653

Total fee and commission expense	203,822	178,351	178,867

Net fee and commission income	¥943,310	¥923,426	¥952,497

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

28	NET TRADING INCOME

Net trading income for the fiscal years ended March 31, 2020, 2019 and 2018 consisted of the following:

	For the fiscal year ended March 31,
	2020	2019	2018
	(In millions)
Interest rate	¥149,420	¥176,352	¥128,137
Foreign exchange	(78,541)	92,835	87,322
Equity	59,388	46,576	48,047
Credit	2,495	3,667	5,735
Others	1,307	872	1,223

Total net trading income	¥134,069	¥320,302	¥270,464

Net trading income includes income and losses from trading assets and liabilities, and derivative financial instruments.

29	NET INCOME (LOSS) FROM FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

Net income (loss) from financial assets at fair value through profit or loss for the fiscal years ended March 31, 2020, 2019 and 2018 consisted of the following:

	For the fiscal year ended March 31,
	2020	2019	2018
	(In millions)
Net income (loss) from debt instruments(1)	¥(23,557)	¥53,048	¥(1,775)
Net income from equity instruments	1,618	1,607	1,108

Total net income (loss) from financial assets at fair value through profit or loss	¥(21,939)	¥54,655	¥(667)

(1)	Following the adoption of IFRS 9, net income (loss) from debt instruments includes all gains and losses arising mainly from financial assets which do not meet the conditions for SPPI.

30	NET INVESTMENT INCOME

Net investment income for the fiscal years ended March 31, 2020, 2019 and 2018 consisted of the following:

	For the fiscal year ended March 31,
	2020	2019	2018
	(In millions)
Net gain from disposal of debt instruments	¥96,624	¥6,072	¥4,187
Net gain from disposal of equity instruments(1)	—	—	281,036
Dividend income	79,840	87,850	138,874

Total net investment income	¥176,464	¥93,922	¥424,097

(1)	Following the adoption of IFRS 9, net gain from disposal of equity instruments elected to be measured at FVOCI is not transferred to profit or loss.

Dividend income from equity instruments at fair value through other comprehensive income which were derecognized during the fiscal years ended March 31, 2020 and 2019 were ¥1,555 million and ¥2,524 million, respectively.

31	OTHER INCOME

Other income for the fiscal years ended March 31, 2020, 2019 and 2018 consisted of the following:

	For the fiscal year ended March 31,
	2020	2019	2018
	(In millions)
Income from operating leases	¥40,337	¥235,044	¥276,850
Income related to disposal of assets leased	2,744	112,344	322,673
Income related to IT solution services	19,880	33,828	29,172
Gains on disposal of property, plant and equipment, and other intangible assets	1,862	541	852
Reversal of impairment losses of investments in associates and joint ventures	—	2,402	8,123
Gains on step acquisition of subsidiaries	22,040	—	—
Others	68,768	121,507	118,185

Total other income	¥155,631	¥505,666	¥755,855

32	IMPAIRMENT CHARGES ON FINANCIAL ASSETS

Impairment charges (reversals) on financial assets for the fiscal years ended March 31, 2020, 2019 and 2018 consisted of the following:

	For the fiscal year ended March 31,
	2020(1)	2019(1)	2018(2)
	(In millions)
Loans and advances	¥249,478	¥122,927	¥126,623
Loan commitments	11,011	(9,771)	—
Financial guarantees	(551)	6,529	—
Investment securities(3)	—	1	10,185

Total impairment charges on financial assets	¥259,938	¥119,686	¥136,808

(1)	For the fiscal years ended March 31, 2020 and 2019, impairment charges on the financial assets are determined in accordance with IFRS 9.
(2)

For the fiscal year ended March 31, 2018, impairment charges on loans and advances and investment securities were determined in accordance with IAS 39, while losses for loan commitments and financial guarantee contracts were determined in accordance with IAS 37.

(3)	Investment securities, which were formerly available-for-sale financial assets under IAS 39, include debt instruments measured at FVOCI and those measured at amortized cost under IFRS 9.

33	GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses for the fiscal years ended March 31, 2020, 2019 and 2018 consisted of the following:

	For the fiscal year ended March 31,
	2020	2019	2018
	(In millions)
Personnel expenses	¥787,880	¥803,821	¥864,396
Depreciation and amortization(1)	258,516	168,564	171,043
Rent and lease expenses(1)	—	112,660	117,400
Building and maintenance expenses	8,864	10,254	11,167
Supplies expenses	15,506	16,252	16,902
Communication expenses	34,213	35,030	38,171
Publicity and advertising expenses	73,483	63,669	80,464
Taxes and dues	84,364	82,792	83,976
Outsourcing expenses	109,100	100,495	96,733
Office equipment expenses	51,283	47,139	54,708
Others	273,177	239,137	240,223

Total general and administrative expenses	¥1,696,386	¥1,679,813	¥1,775,183

(1)

On April 1, 2019, the Group adopted IFRS 16 retrospectively by adjusting the consolidated statement of financial position at the date of initial application, and has not restated comparatives as permitted by IFRS 16. IFRS 16 requires a lessee to recognize a right of use asset and its depreciation and amortization over the lease term, instead of rent and lease expenses. For additional information, refer to Note 2 “Summary of Significant Accounting Policies.”

34	OTHER EXPENSES

Other expenses for the fiscal years ended March 31, 2020, 2019 and 2018 consisted of the following:

	For the fiscal year ended March 31,
	2020	2019	2018
	(In millions)
Cost of operating leases	¥26,380	¥120,412	¥144,708
Cost related to disposal of assets leased	—	101,218	310,460
Cost related to IT solution services and IT systems	85,872	96,727	92,975
Provision for interest repayment	38,694	47,293	49,879
Losses on disposal of property, plant and equipment, and other intangible assets	1,937	4,596	4,913
Impairment losses of property, plant and equipment	79,947	5,906	27,816
Impairment losses of intangible assets	28,689	66,665	35,666
Losses on sale of investments in subsidiaries and associates	—	2,677	28,250
Impairment losses of investments in associates and joint ventures(1)	174,782	50,679	19,851
Losses on step acquisition of subsidiaries	—	25,744	—
Others	52,505	53,740	78,247

Total other expenses	¥488,806	¥575,657	¥792,765

(1)

For the fiscal year ended March 31, 2020, the Group recognized an impairment loss of ¥133,122 million on investments in associates and joint ventures, due to the decline in the stock price of its equity-method associate, The Bank of East Asia, Limited.

35	INCOME TAX EXPENSE

The detail of income tax expense for the fiscal years ended March 31, 2020, 2019 and 2018 was as follows:

	For the fiscal year ended March 31,
	2020	2019	2018
	(In millions)
Current tax:
Charge for period(1)	¥203,060	¥173,683	¥228,342
Deferred tax:
Origination and reversal of temporary differences	(94,773)	17,460	66,875
Change in the write-down of deferred tax assets on the current fiscal year income tax expense	(56,519)	(6,837)	(63,194)
Changes in tax rates and others(2)	—	—	(2,645)

Total deferred tax expense (benefit)	(151,292)	10,623	1,036

Total income tax expense	¥51,768	¥184,306	¥229,378

(1)

As a result of the adoption of IFRS 9, the current income tax expense of ¥12,374 million and ¥103,264 million were recognized directly in equity for the fiscal years ended March 31, 2020 and 2019, respectively.

(2)	The amount for the fiscal year ended March 31, 2018 mainly includes the effect of change in U.S. federal income tax rate which was changed from 36% to 21% effective January 1, 2018.

The following table shows the reconciliations of the effective income tax rates for the fiscal years ended March 31, 2020, 2019 and 2018.

	For the fiscal year ended March 31,
	2020	2019	2018
	(In millions, except percentages)
Profit before tax	¥282,751	¥831,892	¥1,118,976
Income tax expense	51,768	184,306	229,378
Effective income tax rate	18.3%	22.2%	20.5%
Effective statutory tax rate in Japan(1)	30.6%	30.6%	30.9%
Effect of the change in the write-down of deferred tax assets on the current fiscal year income tax expense	(20.0%)	(0.8%)	(5.7%)
Tax impact of impairment losses and reversal of impairment losses for investments in associates and joint ventures—net	18.9%	1.8%	0.3%
Non-Japanese earnings	(4.4%)	(3.0%)	(3.6%)
Nontaxable dividends received	(3.3%)	(4.8%)	(0.8%)
Tax impact of share of post-tax profit in associates and joint ventures	(2.6%)	(1.5%)	(1.4%)
Gains on step acquisition of subsidiaries and associates and joint ventures which were not taxable	(2.4%)	1.0%	—
Tax impact of impairment losses of goodwill	—	—	0.8%
Others—net	1.5%	(1.1%)	—

Effective income tax rate	18.3%	22.2%	20.5%

(1)

The effective statutory tax rate in Japan for the fiscal year ended March 31, 2020 and 2019 is the aggregate of the effective corporation tax rate of 23.2%, the effective local corporation tax rate of 1.0%, the effective inhabitant tax rate of 3.8% and the effective enterprise tax rate of 2.6%, which is payable by corporate entities on taxable profits under the tax laws in Japan. The effective corporation tax rate and the effective enterprise tax rate were changed from 23.4% and 2.7%, which were applied to the fiscal years ended March 31, 2018.

36	EARNINGS PER SHARE

The following table shows the income and share data used in the basic and diluted earnings per share calculations for the fiscal years ended March 31, 2020, 2019 and 2018.

	For the fiscal year ended March 31,
	2020	2019	2018
	(In millions, except number of shares and per share data)
Basic:
Profit attributable to shareholders of the Company	¥200,052	¥541,932	¥759,998
Weighted average number of common stock in issue (in thousands of shares)	1,375,118	1,397,599	1,410,442

Basic earnings per share	¥145.48	¥387.76	¥538.84

Diluted:
Profit attributable to the common shareholders of the Company	¥200,052	¥541,932	¥759,998
Impact of dilutive potential ordinary shares issued by subsidiaries	(3)	(19)	(10)

Net profit used to determine diluted earnings per share	¥200,049	¥541,913	¥759,988

Weighted average number of common stock in issue (in thousands of shares)	1,375,118	1,397,599	1,410,442
Adjustments for stock options (in thousands of shares)	802	924	1,052

Weighted average number of common stock for diluted earnings per share (in thousands of shares)	1,375,920	1,398,523	1,411,494

Diluted earnings per share	¥145.39	¥387.49	¥538.43

37	TRANSFERS OF FINANCIAL ASSETS

In the normal course of business, the Group transfers financial assets mainly through repurchase agreements, securities lending transactions and securitizations. Depending on the nature of the transactions, the transfers may either result in financial assets being derecognized or continuing to be recognized on the consolidated statements of financial position.

Full derecognition occurs when the Group transfers its contractual rights to receive cash flows from financial assets, or retains the contractual rights to receive the cash flows, but assumes a contractual obligation to pay the cash flows to another party, and transfers substantially all the risks and rewards of ownership, including credit risk, prepayment risk and interest rate risk. Derecognition does not occur when the Group retains substantially all the risks and rewards of ownership of the financial assets, where the contractual rights to receive cash flows from the financial assets are transferred, or the rights are retained but obligations to pay the cash flows are assumed.

The following tables show the carrying amounts and fair values of transferred financial assets that did not qualify for derecognition and their associated financial liabilities at March 31, 2020 and 2019:

	At March 31, 2020
	Repurchase agreements and securities lending transactions	Loans and advances
		Residential mortgages	Corporate loans
	(In millions)
Carrying amount of assets	¥8,068,054	¥1,545,664	¥1,083,861
Carrying amount of associated liabilities	7,911,064	1,234,536	761,080

For those liabilities that have recourse only to the transferred assets:
Fair value of assets	¥—	¥1,740,057	¥1,088,121
Fair value of associated liabilities	—	1,286,803	761,128

Net position	¥—	¥453,254	¥326,993

	At March 31, 2019
	Repurchase agreements and securities lending transactions	Loans and advances
		Residential mortgages	Corporate loans
	(In millions)
Carrying amount of assets	¥7,631,722	¥1,478,989	¥778,559
Carrying amount of associated liabilities	6,530,794	1,189,055	770,434

For those liabilities that have recourse only to the transferred assets:
Fair value of assets	¥—	¥1,663,279	¥781,864
Fair value of associated liabilities	—	1,240,199	770,605

Net position	¥—	¥423,080	¥11,259

Repurchase Agreements and Securities Lending Transactions

The Group lends or sells securities under agreements to repurchase them at a predetermined price on a future date. Since substantially all the risks and rewards of ownership of the securities are retained by the Group, the securities remain on the consolidated statements of financial position and their associated financial liabilities are recorded. The recourse of the counterparties to their associated financial liabilities is not limited to the underlying securities.

Loans and Advances

The Group transfers its loans and advances, including residential mortgages and corporate loans, mainly to bankruptcy-remote structured entities for securitizations whereby the structured entities issue debt securities to the Group for subordinated tranches and to investors for senior tranches. The investors have only recourse to the underlying financial assets due to their bankruptcy-remoteness. Since the Group retains substantially all the risks and rewards of ownership, the transferred financial assets do not qualify for derecognition. The Group therefore continues to recognize these transferred financial assets as loans and advances, and recognizes their associated financial liabilities arising from issuing debt securities to investors on the consolidated statements of financial position.

38	ASSETS PLEDGED AND RECEIVED AS COLLATERAL

Assets Pledged

The carrying amounts of assets pledged as collateral at March 31, 2020 and 2019 were as follows:

	At March 31,
	2020	2019
	(In millions)
Cash and deposits with banks	¥90,656	¥48,937
Trading assets	2,020,520	2,111,979
Financial assets at fair value through profit or loss	303,608	1,208,409
Debt instruments at amortized cost	258,079	280,246
Debt instruments at fair value through other comprehensive income	13,405,374	9,140,006
Equity instruments at fair value through other comprehensive income	3,138	184,417
Loans and advances	10,793,479	10,118,591
Other assets	2,359,282	1,738,945

Total	¥29,234,136	¥24,831,530

The Group pledges assets as collateral to secure payables under repurchase agreements, securities lending transactions and securitizations, borrowings or for cash settlements, margins on derivative transactions and certain other purposes. These transactions are conducted under terms that are usual and customary to standard contracts.

Loaned securities for which the borrowers have the right to sell or repledge were ¥8,072,646 million and ¥7,649,435 million at March 31, 2020 and 2019, respectively.

For the reserve funds with the Bank of Japan and other reserve deposits for foreign offices maintained by the Group, refer to Note 5 “Cash and Deposits with Banks.”

Assets Received as Collateral

Under certain transactions, including reverse repurchase agreements, securities borrowing, and discounting of bills, the Group is permitted to resell or repledge the collateral held in the absence of default by the owner of the collateral. These transactions are conducted under terms that are usual and customary for standard contracts. The fair values of securities and bills accepted as collateral were ¥16,962,246 million and ¥13,461,458 million at March 31, 2020 and 2019, respectively. As to the securities received in the reverse repurchase agreements and securities borrowing transactions, the Group has the obligation to return equivalent securities upon completion of the transactions. The fair value of securities sold or repledged to others was ¥12,935,265 million and ¥9,166,534 million at March 31, 2020 and 2019, respectively.

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

The number and the weighted average exercise prices of stock options for the fiscal years ended March 31, 2020 and 2019 were as follows:

	For the fiscal year ended March 31,
	2020		2019
	Number of options(1)	Weighted average exercise price	Number of options(1)	Weighted average exercise price
Outstanding at beginning of period	899,400	¥1	1,003,000	¥1
Exercised	(176,900)	1	(103,600)	1

Outstanding at end of period	722,500	¥1	899,400	¥1

Exercisable at end of period	390,800	¥1	498,600	¥1

(1)	Number of options is the number of SMFG’s common stock granted by the exercise of stock options.

In June 2017, SMFG and SMBC resolved to discontinue the issuance of new stock options. Thereafter, SMFG has not issued any new stock options.

The weighted average stock price at the date of exercise was ¥3,598 and ¥4,391 for the fiscal years ended March 31, 2020 and 2019, respectively.

Summarized information about stock options outstanding at March 31, 2020 and 2019 was as follows:

		At March 31,
		2020		2019
	Exercise price	Number of options	Remaining contractual lives in years	Number of options	Remaining contractual lives in years
SMFG Stock Acquisition Rights	¥1	722,500	23.4	899,400	24.3

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

Plan I (medium-term performance share plan) has an evaluation period of three years, corresponding with SMFG’s medium-term management plan. Executives are initially allotted shares of restricted stock equivalent to the monetary amount determined based on the executive’s corporate title. After the completion of the evaluation period, the compensation committee reviews the progress of the medium-term management plan, performance of SMFG’s common stock, and results of customer satisfaction surveys and other factors, to determine the final amount to be released from transfer restrictions. In case the final amount falls below the initial amount, SMFG retrieves all or part of the allotted shares at no cost.

Under Plan II (annual performance share plan), executives are allotted shares of restricted stock equivalent to a certain portion of the monetary amount determined based on the annual performance of SMFG and SMBC, as well as on the individual performance of the executives reviewed both from short-term and medium-to-long-term perspectives. The remainder is paid to the executives as a cash bonus. Transfer restrictions on these shares are released evenly over the three-year period following the year of allotment.

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

As part of the executive compensation policy, SMFG and SMBC introduced provisions for forfeiture and claw-back of vested stock under the plans in order to restrain excessive risk-taking and foster a prudent risk culture expected of a financial institution.

The number of restricted shares and the fair value of restricted shares at the measurement date for the fiscal years ended March 31, 2020 and 2019 were as follows:

	For the fiscal year ended March 31,
	2020	2019
Outstanding at beginning of period	702,203	387,765
Allotted	272,536	326,330
Released	(51,314)	(11,892)

Outstanding at end of period	923,425	702,203

Fair value at measurement date	¥3,828	¥4,287

The fair value of restricted shares is based on the market price of SMFG common stock. If any granted conditions exist, the terms and conditions upon which the shares were granted, are taken into account when estimating both the number of shares expected to vest and the fair value of the shares granted. The amount of restricted shares recognized as expenses was measured based on the fair value of the restricted shares granted, which were ¥1,260 million and ¥1,240 million for the fiscal year ended March 31, 2020 and 2019, respectively, and included in “General and administrative expenses” in the consolidated income statements.

40	DIVIDENDS PER SHARE

The dividends recognized by the Company for the fiscal years ended March 31, 2020, 2019 and 2018 were as follows:

	Dividends per share	Aggregate amount
	(In yen)	(In millions)
For the fiscal year ended March 31, 2020:
Common stock	¥185	¥255,835
For the fiscal year ended March 31, 2019:
Common stock	¥175	¥245,577
For the fiscal year ended March 31, 2018:
Common stock	¥155	¥218,596

The Company proposed to the shareholders the distribution of a dividend of ¥100 per share of common stock totaling ¥136,952 million in respect of the fiscal year ended March 31, 2020. The dividend is subject to the approval at the general meeting of shareholders on June 26 2020. The consolidated financial statements for the fiscal year ended March 31, 2020 do not include this dividend.

41	CONTINGENCY AND CAPITAL COMMITMENTS

Legal Proceedings

The Group is engaged in various legal proceedings in Japan and a number of overseas jurisdictions, involving claims by and against it, which arise in the normal course of business. The Group does not expect that the outcome of these proceedings will have a significant adverse effect on the consolidated financial statements of the Group. The Group has recorded adequate provisions with respect to litigation arising out of normal business operations. The Group has not disclosed any contingent liability associated with these legal actions because it cannot reliably be estimated.

Capital Commitments

At March 31, 2020 and 2019, the Group had ¥48,707 million and ¥62,027 million, respectively, of contractual commitments to acquire property, plant and equipment. The Group’s management is confident that future net revenues and funding will be sufficient to cover these commitments.

Loan Commitments and Financial Guarantees and Other Credit-related Contingent Liabilities

Loan commitment contracts on overdrafts and loans are agreements to lend up to a prescribed amount to customers, as long as there is no violation of any condition established in the contracts. However, since many of these loan commitments are expected to expire without being drawn down, the total amount of unused commitments does not necessarily represent an actual future cash flow requirement. Many of these loan commitments include clauses under which the Group can reject an application from customers or reduce the contract amounts in cases where economic conditions change, the Group needs to secure claims, or some other significant event occurs.

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

The table below shows the nominal amounts of undrawn loan commitments, and financial guarantees and other credit-related contingent liabilities at March 31, 2020 and 2019.

	At March 31,
	2020	2019
	(In millions)
Loan commitments	¥62,151,698	¥62,724,820
Financial guarantees and other credit-related contingent liabilities	9,204,996	9,409,066

Total	¥71,356,694	¥72,133,886

42	ANALYSIS OF FINANCIAL ASSETS AND LIABILITIES BY MEASUREMENT BASIS

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

	At March 31, 2020
	Financial assets and liabilities at fair value through profit or loss	Financial assets and liabilities at amortized cost	Debt instruments at fair value through other comprehensive income	Equity instruments at fair value through other comprehensive income	Total
	(In millions)
Financial assets:
Cash and deposits with banks	¥—	¥62,471,453	¥—	¥—	¥62,471,453
Call loans and bills bought	—	898,256	—	—	898,256
Reverse repurchase agreements and cash collateral on securities borrowed	—	13,745,996	—	—	13,745,996
Trading assets	2,785,016	—	—	—	2,785,016
Derivative financial instruments	6,279,801	—	—	—	6,279,801
Financial assets at fair value through profit or loss	1,478,356	—	—	—	1,478,356
Investment securities	—	320,771	18,054,164	3,489,451	21,864,386
Loans and advances	—	94,671,818	—	—	94,671,818
Other financial assets(1)	—	4,229,678	—	—	4,229,678

Total	¥10,543,173	¥176,337,972	¥18,054,164	¥3,489,451	¥208,424,760

Financial liabilities:
Deposits(2)	¥(5,041)	¥138,436,459	¥—	¥—	¥138,431,418
Call money and bills sold	—	3,740,540	—	—	3,740,540
Repurchase agreements and cash collateral on securities lent	—	15,455,782	—	—	15,455,782
Trading liabilities	2,018,484	—	—	—	2,018,484
Derivative financial instruments	5,555,201	—	—	—	5,555,201
Borrowings(2)	624	17,120,738	—	—	17,121,362
Debt securities in issue(2)	(53,669)	11,038,717	—	—	10,985,048
Other financial liabilities(1)	537	7,149,714	—	—	7,150,251

Total	¥7,516,136	¥192,941,950	¥—	¥—	¥200,458,086

	At March 31, 2019
	Financial assets and liabilities at fair value through profit or loss	Financial assets and liabilities at amortized cost	Debt instruments at fair value through other comprehensive income	Equity instruments at fair value through other comprehensive income	Total
	(In millions)
Financial assets:
Cash and deposits with banks	¥—	¥57,763,441	¥—	¥—	¥57,763,441
Call loans and bills bought	—	2,465,745	—	—	2,465,745
Reverse repurchase agreements and cash collateral on securities borrowed	—	10,345,994	—	—	10,345,994
Trading assets	2,767,691	—	—	—	2,767,691
Derivative financial instruments	3,382,574	—	—	—	3,382,574
Financial assets at fair value through profit or loss	2,641,416	—	—	—	2,641,416
Investment securities	—	318,914	13,333,221	4,172,892	17,825,027
Loans and advances	—	90,682,938	—	—	90,682,938
Other financial assets(1)	—	3,609,129	—	—	3,609,129

Total	¥8,791,681	¥165,186,161	¥13,333,221	¥4,172,892	¥191,483,955

Financial liabilities:
Deposits(2)	¥666	¥134,403,986	¥—	¥—	¥134,404,652
Call money and bills sold	—	1,307,779	—	—	1,307,779
Repurchase agreements and cash collateral on securities lent	—	12,887,249	—	—	12,887,249
Trading liabilities	1,998,694	—	—	—	1,998,694
Derivative financial instruments	3,051,773	—	—	—	3,051,773
Borrowings(2)	1,716	12,166,142	—	—	12,167,858
Debt securities in issue(2)	(4,676)	11,175,885	—	—	11,171,209
Other financial liabilities(1)	—	5,596,513	—	—	5,596,513

Total	¥5,048,173	¥177,537,554	¥—	¥—	¥182,585,727

(1)	Other financial assets and liabilities comprise of those included in other assets and liabilities, which meet the definition of a financial asset and liability.
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

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair values stated below represent the best estimates based on a range of methods and assumptions. In determining the fair value of financial assets and liabilities, the Group gives the highest priority to a quoted market price in an active market. If such prices are not available, it establishes fair value using valuation techniques. The valuation techniques, if used, make maximum use of observable inputs, and rely as little as possible on unobservable inputs.

Financial Assets and Liabilities Carried at Fair Value

Valuation Process

The Group undertakes a valuation process based on its valuation control framework, which governs internal control standards, methodologies and procedures to ensure that the fair values are determined or validated independently of the front office.

The Group uses valuation techniques commonly used by market participants to price the financial instruments and they have been demonstrated to provide reliable estimates of prices obtained in actual market transactions. The valuation techniques include the DCF method, option pricing models and reference to the current fair value of another instrument that is substantially the same. Key adjustments, such as liquidity risk and credit risk adjustments are also taken into account to derive fair values.

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

The following tables present the carrying amounts of financial assets and liabilities carried at fair value based on the three levels of the fair value hierarchy at March 31, 2020 and 2019.

	At March 31, 2020
	Level 1(1)	Level 2(1)	Level 3	Total
	(In millions)
Financial assets:
Trading assets:
Debt instruments	¥2,191,635	¥354,068	¥—	¥2,545,703
Equity instruments	234,725	4,588	—	239,313

Total trading assets	2,426,360	358,656	—	2,785,016

Derivative financial instruments:
Interest rate derivatives	100,558	4,009,820	1,148	4,111,526
Currency derivatives	—	2,032,117	11,667	2,043,784
Equity derivatives	45,699	20,951	24,516	91,166
Commodity derivatives	181	16,642	—	16,823
Credit derivatives	—	15,819	683	16,502

Total derivative financial instruments	146,438	6,095,349	38,014	6,279,801

Financial assets at fair value through profit or loss:
Debt instruments	209,545	682,019	562,823	1,454,387
Equity instruments	2,497	356	21,116	23,969

Total financial assets at fair value through profit or loss	212,042	682,375	583,939	1,478,356

Investment securities at fair value through other comprehensive income:
Japanese government bonds	6,785,068	—	—	6,785,068
U.S. Treasury and other U.S. government agency bonds	4,494,686	—	—	4,494,686
Other debt instruments	746,557	6,027,853	—	6,774,410

Total debt instruments	12,026,311	6,027,853	—	18,054,164

Equity instruments	3,073,776	8,285	407,390	3,489,451

Total investment securities at fair value through other comprehensive income	15,100,087	6,036,138	407,390	21,543,615

Total	¥17,884,927	¥13,172,518	¥1,029,343	¥32,086,788

Financial liabilities:
Trading liabilities:
Debt instruments	¥1,880,605	¥35,082	¥—	¥1,915,687
Equity instruments	50,773	52,024	—	102,797

Total trading liabilities	1,931,378	87,106	—	2,018,484

Derivative financial instruments:
Interest rate derivatives	62,135	3,416,391	3,863	3,482,389
Currency derivatives	8	1,863,217	31,236	1,894,461
Equity derivatives	90,048	10,790	42,246	143,084
Commodity derivatives	389	14,326	—	14,715
Credit derivatives	—	19,126	1,426	20,552

Total derivative financial instruments	152,580	5,323,850	78,771	5,555,201

Others(2)(3)	—	(6,534)	(51,015)	(57,549)

Total	¥2,083,958	¥5,404,422	¥27,756	¥7,516,136

	At March 31, 2019
	Level 1(1)	Level 2(1)	Level 3	Total
	(In millions)
Financial assets:
Trading assets:
Debt instruments	¥2,091,355	¥389,548	¥—	¥2,480,903
Equity instruments	281,030	5,758	—	286,788

Total trading assets	2,372,385	395,306	—	2,767,691

Derivative financial instruments(4):
Interest rate derivatives	68,942	1,938,460	1,343	2,008,745
Currency derivatives	22	1,273,915	12,973	1,286,910
Equity derivatives	33,802	12,226	17,589	63,617
Commodity derivatives	445	7,072	—	7,517
Credit derivatives	—	10,236	5,549	15,785

Total derivative financial instruments	103,211	3,241,909	37,454	3,382,574

Financial assets at fair value through profit or loss(4):
Debt instruments	223,832	1,818,774	578,080	2,620,686
Equity instruments	1,810	209	18,711	20,730

Total financial assets at fair value through profit or loss	225,642	1,818,983	596,791	2,641,416

Investment securities at fair value through other comprehensive income:
Japanese government bonds	5,027,695	—	—	5,027,695
U.S. Treasury and other U.S. government agency bonds	4,426,635	—	—	4,426,635
Other debt instruments	646,806	3,232,085	—	3,878,891

Total debt instruments	10,101,136	3,232,085	—	13,333,221

Equity instruments	3,749,430	11,115	412,347	4,172,892

Total investment securities at fair value through other comprehensive income	13,850,566	3,243,200	412,347	17,506,113

Total	¥16,551,804	¥8,699,398	¥1,046,592	¥26,297,794

Financial liabilities:
Trading liabilities:
Debt instruments	¥1,777,666	¥58,194	¥—	¥1,835,860
Equity instruments	66,896	95,938	—	162,834

Total trading liabilities	1,844,562	154,132	—	1,998,694

Derivative financial instruments(4):
Interest rate derivatives	49,170	1,770,701	5,182	1,825,053
Currency derivatives	—	1,078,331	34,447	1,112,778
Equity derivatives	59,166	6,977	30,027	96,170
Commodity derivatives	415	5,433	—	5,848
Credit derivatives	—	11,370	554	11,924

Total derivative financial instruments	108,751	2,872,812	70,210	3,051,773

Others(2)(4)	—	2,704	(4,998)	(2,294)

Total	¥1,953,313	¥3,029,648	¥65,212	¥5,048,173

(1)

Transfers between levels of the fair value hierarchy are deemed to have occurred at the beginning of the period. There were no significant transfers between Level 1 and Level 2 for the fiscal years ended March 31, 2020 and 2019.

(2)

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

(3)	Contingent consideration liabilities arising from business combinations, which are measured at fair value using discounted cash flow models, are presented as others.
(4)

As part of risk management, the Group enters into transactions to offset the profit or loss of certain financial instruments, including embedded derivatives. Therefore, there is no net impact on profit or loss from these financial instruments and the related transactions, regardless of whether the inputs used in the fair value measurements of them are observable or unobservable. Accordingly, the Group recognized that the unobservable inputs used were not significant to the entire fair value measurements of them and therefore categorized these financial instruments and related transactions within Level 2. From March 31, 2020, the Group determines the significance of unobservable inputs used in the fair value measurements for each individual financial instrument and related transaction, regardless of whether the profit or loss is offset, as a change in accounting policy. As a result, ¥27,183 million of derivative financial instruments (financial assets), ¥15,944 million of financial assets at fair value through profit or loss, ¥69,647 million of derivative financial instruments (financial liabilities) and ¥(4,563) million of others (financial liabilities) were reclassified from Level 2 to Level 3 at March 31, 2019. There is no impact on the Group’s consolidated statements of financial position nor consolidated income statements.

The following tables present reconciliations from the beginning to the ending balances for financial assets and liabilities carried at fair value and categorized within Level 3 of the fair value hierarchy for the fiscal years ended March 31, 2020 and 2019.

	At April 1, 2019	Total gains (losses)		Purchases	Sales	Settlement(1)	Transfers into Level 3(2)	Transfers out of Level 3(2)	At March 31, 2020	Changes in unrealized gains (losses) included in profit or loss related to assets and liabilities held at March 31, 2020
		Included in profit or loss	Included in other comprehensive income
	(In millions)
Derivative financial instruments—net:
Interest rate derivatives—net	¥(3,839)	¥2,376	¥—	¥49	¥(1,301)	¥—	¥—	¥—	¥(2,715)	¥996
Currency derivatives—net	(21,474)	774	—	1,183	(52)	—	—	—	(19,569)	(3,530)
Equity derivatives—net	(12,438)	(5,135)	—	6,090	(6,247)	—	—	—	(17,730)	(11,843)
Credit derivatives—net	4,995	(3,405)	(89)	—	—	(2,244)	—	—	(743)	(3,520)

Total derivative financial instruments—net	(32,756)	(5,390)	(89)	7,322	(7,600)	(2,244)	—	—	(40,757)	(17,897)

Financial assets at fair value through profit or loss:
Debt instruments	578,080	23,842	(2)	229,573	(175,793)	(92,334)	—	(543)	562,823	24,721
Equity instruments	18,711	(1,321)	—	6,761	(1,075)	(1,410)	10	(560)	21,116	(1,770)

Total financial assets at fair value through profit or loss	596,791	22,521	(2)	236,334	(176,868)	(93,744)	10	(1,103)	583,939	22,951

Investment securities at fair value through other comprehensive income:
Equity instruments	412,347	—	(9,967)	9,447	(3,683)	(718)	365	(401)	407,390	—

Total investment securities at fair value through other comprehensive income	412,347	—	(9,967)	9,447	(3,683)	(718)	365	(401)	407,390	—

Others(3)—liabilities:	4,998	46,546	—	(341)	—	—	—	(188)	51,015	41,115

Total	¥981,380	¥63,677	¥(10,058)	¥252,762	¥(188,151)	¥(96,706)	¥375	¥(1,692)	¥1,001,587	¥46,169

	At April 1, 2018	Total gains (losses)		Purchases	Sales	Settlement(1)	Transfers into Level 3(2)	Transfers out of Level 3(2)	At March 31, 2019	Changes in unrealized gains (losses) included in profit or loss related to assets and liabilities held at March 31, 2019
		Included in profit or loss	Included in other comprehensive income
	(In millions)
Derivative financial instruments(4)—net:
Interest rate derivatives—net	¥(8,880)	¥4,974	¥—	¥72	¥(5)	¥—	¥—	¥—	¥(3,839)	¥4,928
Currency derivatives—net	(27,423)	5,780	—	233	(64)	—	—	—	(21,474)	6,099
Equity derivatives—net	(5,378)	4,532	—	5,994	(17,586)	—	—	—	(12,438)	944
Credit derivatives—net	4,245	5,640	142	—	—	(5,032)	—	—	4,995	5,660

Total derivative financial instruments—net	(37,436)	20,926	142	6,299	(17,655)	(5,032)	—	—	(32,756)	17,631

Financial assets at fair value through profit or loss(4):
Debt instruments	552,779	(3,365)	24	259,425	(123,589)	(106,677)	—	(517)	578,080	(2,353)
Equity instruments	16,981	(1,734)	—	5,519	(709)	(672)	74	(748)	18,711	(2,037)

Total financial assets at fair value through profit or loss	569,760	(5,099)	24	264,944	(124,298)	(107,349)	74	(1,265)	596,791	(4,390)

Investment securities at fair value through other comprehensive income:
Debt instruments	154	—	—	—	—	—	—	(154)	—	—
Equity instruments	479,975	—	(43,355)	7,569	(8,804)	(21,088)	—	(1,950)	412,347	—

Total investment securities at fair value through other comprehensive income	480,129	—	(43,355)	7,569	(8,804)	(21,088)	—	(2,104)	412,347	—

Others(3)(4)—liabilities:	7,661	(3,003)	—	349	—	—	42	(51)	4,998	(3,806)

Total	¥1,020,114	¥12,824	¥(43,189)	¥279,161	¥(150,757)	¥(133,469)	¥116	¥(3,420)	¥981,380	¥9,435

(1)

For the fiscal year ended March 31, 2020 and 2019, settlements for equity instruments include receipt of cash distributions which represent a return of equity instruments. For the fiscal year ended March 31, 2019, settlements also include reclassification from debt instruments at fair value through profit or loss and equity instruments at fair value through other comprehensive income to investments in joint ventures as a result of applying the equity method for SMFL.

(2)

Transfers between levels of the fair value hierarchy are deemed to have occurred at the beginning of the period. For the fiscal years ended March 31, 2020 and 2019, transfers out of Level 3 amounted to ¥1,692 million and ¥3,420 million, respectively. These transfers out of Level 3 are primarily due to an increase in observability of certain private equity investments.

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

(4)

Certain financial instruments including embedded derivatives were reclassified between levels of the fair value hierarchy, as described in the tables presenting the carrying amounts of financial assets and liabilities carried at fair value in “Fair Value Hierarchy.” As a result, the amounts of derivative financial instruments—net at April 1, 2018 decreased by ¥43,561 million, while those of financial assets at fair value through profit or loss and others at April 1, 2018 increased by ¥16,422 million and ¥8,494 million, respectively. The amounts of derivative financial instruments—net at March 31, 2019 decreased by ¥42,464 million, while those of financial assets at fair value through profit or loss and others at March 31, 2019 increased by ¥15,944 million and ¥4,563 million, respectively.

The following table presents total gains or losses included in profit or loss for the Level 3 financial assets and liabilities, and changes in unrealized gains or losses included in profit or loss related to those financial assets and liabilities held at March 31, 2020 and 2019 by line item of the consolidated income statements.

	Total gains (losses) included in profit or loss for the fiscal year ended March 31,		Changes in unrealized gains (losses) included in profit or loss related to assets and liabilities held at March 31,
	2020	2019	2020	2019
	(In millions)
Net interest income	¥8,674	¥7,858	¥5,620	¥7,121
Net trading income	32,429	10,065	17,545	6,704
Net income (loss) from financial assets at fair value through profit or loss	22,521	(5,099)	22,951	(4,390)
Other income	53	—	53	—

Total	¥63,677	¥12,824	¥46,169	¥9,435

The aggregate deferred day one profit yet to be recognized in profit or loss at the beginning and end of the fiscal years ended March 31, 2020 and 2019 and reconciliation of changes in the balances were as follows:

	For the fiscal year ended March 31,
	2020	2019
	(In millions)
Balance at beginning of period	¥5,285	¥7,408
Increase due to new trades	3,904	2,054
Reduction due to redemption, sales or passage of time	(3,110)	(4,177)

Balance at end of period	¥6,079	¥5,285

The Group has entered into transactions where the fair value is determined using valuation techniques for which not all inputs are observable in the market. The difference between the transaction price and the fair value that would be determined at initial recognition using a valuation technique is referred to as “day one profit and loss,” which is not recognized immediately in the consolidated income statement. The table above shows the day one profit and loss balances, all of which are derived from financial assets at fair value through profit or loss. The release to profit or loss results from the realization due to redemption or sales, and the amortization of the deferred day one profit and loss with the passage of time over the life of the instruments.

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

OTC derivatives (non-exchange-traded derivatives), including embedded derivatives that are separately accounted for from the host contracts, are measured at fair value using valuation techniques such as the present value of estimated future cash flows and option pricing models, generally based on observable interest rates, foreign exchange, commodities, stock prices and other factors as inputs. The valuation models for some transactions, such as yield curve spread options and equity options, use inputs which are not directly observable in the market, including historical correlation coefficients and historical volatilities. If the impact of these unobservable inputs is significant to the fair value for those transactions, the Group categorizes the transactions within Level 3.

The credit loss protection scheme which the Group offers to Goldman Sachs (“GS”) is considered to be a credit derivative, where the underlying reference entities are the American and European corporate entities covered in the commitment line portfolio of the GS group. The fair value of this derivative is determined using an ordinary collateralized debt obligation (“CDO”) pricing model, commonly used in the financial markets. The Group takes some portions of the positions in subordinated and mezzanine tranches, which covers the first and second credit losses from the portfolio. The major inputs for this derivative are credit default swap (“CDS”) spread rates, correlation ratios of CDS indices for similar portfolios, and the expected additional commitment withdrawal ratio. Although CDS spread rates and correlation ratios are observable in an active market or available from brokers, this whole scheme is categorized within Level 3 as the expected additional withdrawal ratio, which is considered to be a significant input, is not observable in the market.

In addition, the fair value of OTC derivatives incorporates both counterparty credit risk in relation to OTC derivative assets and own credit risk in relation to OTC derivative liabilities. The Group calculates the credit risk adjustments by applying the probability of default that reflects the counterparty’s or its own credit risk to the OTC derivative exposures and multiplying the result by the loss expected in the event of default. For the probability of default, the Group uses observable market data, where possible. The OTC derivative exposures used are determined taking into consideration the effect of master netting agreements and collateral. As the Group manages the OTC derivatives on the basis of its net credit risk exposure, the credit risk adjustments of those OTC derivatives are measured on a portfolio basis in accordance with the exception set forth in IFRS 13.

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

Some equity and debt instruments in this category are hybrid instruments which have both equity and debt features. These include preferred stocks which are measured at fair value using the Monte Carlo Simulation valuation model, if they are indexed to the market prices in a stock exchange. The valuation model uses the historical volatility of the listed stocks as an input, which are not observable in the market, resulting in these instruments being categorized within Level 3. Other types of preferred stocks and other non-hybrid equity instruments are evaluated using valuation techniques for unlisted stocks, which are normally used for private equity investments. The Group calculates the fair values of these instruments based on the market approach using market multiples or others in which significant unobservable inputs are used. These instruments are categorized within Level 3.

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

Significant Unobservable Inputs

The following tables present quantitative information about significant unobservable inputs used in fair value measurement for Level 3 financial assets and liabilities at March 31, 2020 and 2019. The Group has changed the presentation in “Significant Unobservable Inputs” to reflect the risk management from March 31, 2020. The tables below show the range of inputs by financial instrument, while the range of inputs for each financial instrument had been previously presented by asset and liability separately.

At March 31, 2020
	Assets	Liabilities	Valuation technique(s)(1)	Significant unobservable inputs(1)	Range of inputs(1)
(In millions)
Derivative financial instruments:
Interest rate derivatives	¥1,148	¥3,863	Option model	Interest rate to interest rate correlation	9%-100%
Currency derivatives	11,667	31,236	Option model	Interest rate to interest rate correlation	26%-98%
				Quanto correlation	8%-52%
				Foreign exchange volatility	7%-26%
Equity derivatives	24,516	42,246	Option model	Equity to equity correlation	32%-96%
				Quanto correlation	(39)%-(4)%
				Equity volatility	12%-113%
				Foreign exchange volatility	9%-14%
Credit derivatives	683	1,426	CDO pricing model	Additional withdrawal ratio	47%
			Credit Default model	Quanto correlation	15%-90%
Financial assets at fair value through profit or loss:
Debt instruments	562,823	—	Monte Carlo Simulation	Equity volatility	25%-42%
			Option model	Interest rate to interest rate correlation	80%-99%
				Foreign exchange volatility	12%-28%
			DCF model	Probability of default rate	0%-39%
				Loss given default rate	5%-100%
			Net asset value(2)	—	—
Equity instruments	21,116	—	See note (3) below	—	—
Investment securities at fair value through other comprehensive income:
Equity instruments	407,390	—	Market multiples	Price/Earnings multiple	10.4x-35.4x
				Price/Book value multiple	0.2x-2.1x
				EV/EBITDA multiple	4.7x-16.3x
				Liquidity discount	20%
			See note (3) below	—	—
Others(4)	—	(51,015)	Option model	Equity to equity correlation	31%-96%
				Interest rate to interest rate correlation	9%-100%
				Quanto correlation	(39)%-67%
				Equity volatility	12%-74%
				Foreign exchange volatility	7%-28%
			Credit Default model	Quanto correlation	15%-90%

At March 31, 2019
	Assets	Liabilities	Valuation technique(s)(1)	Significant unobservable inputs(1)	Range of inputs(1)
(In millions)
Derivative financial instruments(5):
Interest rate derivatives	¥1,343	¥5,182	Option model	Interest rate to interest rate correlation	11%-100%
				Quanto correlation	52%-57%
				Foreign exchange volatility	8%-20%
Currency derivatives	12,973	34,447	Option model	Interest rate to interest rate correlation	22%-97%
				Quanto correlation	11%-52%
				Foreign exchange volatility	6%-59%
Equity derivatives	17,589	30,027	Option model	Equity to equity correlation	34%-98%
				Quanto correlation	(40)%-0%
				Equity volatility	14%-81%
				Foreign exchange volatility	8%-10%
Credit derivatives	5,549	554	CDO pricing model	Additional withdrawal ratio	47%
			Credit Default model	Quanto correlation	15%-90%
Financial assets at fair value through profit or loss(5):
Debt instruments	578,080	—	Monte Carlo Simulation	Equity volatility	10%-42%
			Option model	Foreign exchange volatility	5%-42%
			DCF model	Probability of default rate	0%-41%
				Loss given default rate	20%-100%
			Net asset value(2)	—	—
Equity instruments	18,711	—	Market multiples	Price/Earnings multiple	7.5x-13.4x
				EV/EBITDA multiple	4.8x
				Liquidity discount	0%-20%
			See note (3) below	—	—
Investment securities at fair value through other comprehensive income:
Equity instruments	412,347	—	Market multiples	Price/Earnings multiple	7.9x-31.3x
				Price/Book value multiple	0.2x-2.3x
				EV/EBITDA multiple	6.3x-14.4x
				Liquidity discount	20%
			See note (3) below	—	—
Others(4)(5)	—	(4,998)	Option model	Equity to equity correlation	34%-98%
				Interest rate to interest rate correlation	11%-100%
				Quanto correlation	(40)%-59%
				Equity volatility	14%-71%
				Foreign exchange volatility	5%-59%
			Credit Default model	Quanto correlation	15%-90%

(1)	Valuation techniques and unobservable inputs for insignificant Level 3 financial assets and liabilities are excluded.
(2)	The Group has determined that the net asset value represents fair values of certain investment funds.
(3)

Fair values of certain equity instruments such as unlisted stocks are estimated on the basis of an analysis of the investee’s financial position and results, risk profile, prospects and other factors. A range of key inputs is not provided in these tables as it is not practical to do so given the nature of such valuation techniques.

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

(5)

Certain financial instruments including embedded derivatives were reclassified between levels of the fair value hierarchy, as described in the tables presenting the carrying amounts of financial assets and liabilities carried at fair value in “Fair Value Hierarchy.” As a result, the amounts of derivative financial instruments at March 31, 2019 decreased by ¥42,464 million, while those of financial assets at fair value through profit or loss and others at March 31, 2019 increased by ¥15,944 million and ¥4,563 million, respectively.

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

Sensitivity Analysis

The fair value of certain financial assets and liabilities are measured using valuation techniques based on inputs such as prices and rates that are not observable in the market. The following tables present the impact of the valuation sensitivity, if these inputs fluctuate to the extent deemed reasonable and the volatility of such inputs has a significant impact on the fair value. The Group has changed the presentation in “Sensitivity Analysis” to reflect the risk management from March 31, 2020. The tables below show the fair value measured using valuation techniques and valuation sensitivity by financial instrument. The fair value by financial instrument is presented as the net of asset and liability amounts, while the fair value for each financial instrument had been previously presented by asset and liability separately. The tables also show the impact on the fair value of the valuation sensitivity by financial instrument. The impact of the valuation sensitivity by financial instrument is presented as the net of asset and liability amounts, while the valuation sensitivity for each financial instrument had been previously presented by asset and liability separately.

	At March 31, 2020
	Total fair value measured using valuation techniques	Effect recorded in profit or loss		Effect recorded directly in equity
		Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
	(In millions)

Financial instruments—net:
Derivative financial instruments—net:
Interest rate derivatives—net	¥(2,715)	¥1	¥1	¥—	¥—
Currency derivatives—net	(19,569)	17	17	—	—
Equity derivatives—net	(17,730)	493	718	—	—
Credit derivatives—net	(743)	1,006	2,461	—	—
Financial assets at fair value through profit or loss:
Debt instruments	562,823	2,784	4,585	—	—
Equity instruments	21,116	—	—	—	—
Investment securities at fair value through other comprehensive income:
Equity instruments	407,390	—	—	8,837	8,362
Others(1)(2)—liabilities:	51,015	3,664	4,610	—	—

	At March 31, 2019
	Total fair value measured using valuation techniques	Effect recorded in profit or loss		Effect recorded directly in equity
		Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
	(In millions)

Financial instruments—net:
Derivative financial instruments(3)—net:
Interest rate derivatives—net	¥(3,839)	¥2	¥14	¥—	¥—
Currency derivatives—net	(21,474)	13	20	—	—
Equity derivatives—net	(12,438)	541	530	—	—
Credit derivatives—net	4,995	1,976	5,872	—	—
Financial assets at fair value through profit or loss(3):
Debt instruments	578,080	4,038	11,636	—	—
Equity instruments	18,711	34	34	—	—
Investment securities at fair value through other comprehensive income:
Equity instruments	412,347	—	—	11,843	10,848
Others(1)(2)(3)—liabilities:	4,998	1,651	2,650	—	—

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

(2)

As part of risk management, the Group enters into transactions to offset the profit or loss of certain financial instruments, including embedded derivatives. Sensitivity of embedded derivatives related to these transactions is presented as derivative financial instruments or financial assets at fair value through profit or loss, according to the presentation of the financial instruments arising from these transactions.

(3)

Certain financial instruments including embedded derivatives were reclassified between levels of the fair value hierarchy, as described in the tables presenting the carrying amounts of financial assets and liabilities carried at fair value in “Fair Value Hierarchy.” As a result, the amounts of derivative financial instruments—net at March 31, 2019 decreased by ¥42,464 million, while those of financial assets at fair value through profit or loss and others at March 31, 2019 increased by ¥15,944 million and ¥4,563 million, respectively.

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

Financial Assets and Liabilities Not Carried at Fair Value

The tables below present the carrying amounts and fair values by level within the fair value hierarchy, as described in “Financial Assets and Liabilities Carried at Fair Value—Fair Value Hierarchy,” of financial assets and liabilities not carried at fair value on the Group’s consolidated statements of financial position at March 31, 2020 and 2019.

		At March 31, 2020
		Carrying amount	Fair value
	Notes		Total	Level 1	Level 2	Level 3
	(In millions)
Financial assets:
Cash and deposits with banks	a	¥62,471,453	¥62,471,434	¥61,203,541	¥1,267,893	¥—
Call loans and bills bought:
Call loans	a	879,948	879,631	—	879,631	—
Bills bought	a	18,308	18,349	—	18,349	—
Reverse repurchase agreements and cash collateral on securities borrowed	a	13,745,996	13,745,707	—	13,745,707	—
Investment securities:
Debt instruments at amortized cost	b	320,771	321,057	282,520	38,537	—
Loans and advances	a	94,671,818	97,428,956	—	356,570	97,072,386
Other financial assets	a	4,229,678	4,227,027	—	4,174,646	52,381

Financial liabilities:
Deposits:
Non-interest-bearing deposits, demand deposits and deposits at notice	c	¥95,849,958	¥95,851,474	¥—	¥95,851,474	¥—
Other deposits	c	42,581,460	42,594,532	—	42,339,787	254,745
Call money and bills sold:
Call money	c	3,740,540	3,740,628	—	3,740,628	—
Bills sold	c	—	—	—	—	—
Repurchase agreements and cash collateral on securities lent	c	15,455,782	15,455,782	—	15,455,782	—
Borrowings	c	16,735,474	16,825,055	—	16,797,789	27,266
Debt securities in issue	c	10,985,048	10,777,289	—	10,395,526	381,763
Other financial liabilities	c	7,149,714	7,149,704	—	7,107,189	42,515

		At March 31, 2019
		Carrying amount	Fair value
	Notes		Total	Level 1	Level 2	Level 3
	(In millions)
Financial assets:
Cash and deposits with banks	a	¥57,763,441	¥57,766,549	¥56,716,529	¥1,050,020	¥—
Call loans and bills bought:
Call loans	a	2,459,098	2,459,774	—	2,459,774	—
Bills bought	a	6,647	6,645	—	6,645	—
Reverse repurchase agreements and cash collateral on securities borrowed	a	10,345,994	10,345,889	—	10,345,889	—
Investment securities:
Debt instruments at amortized cost	b	318,914	319,871	281,136	38,735	—
Loans and advances	a	90,682,938	93,451,467	—	290,997	93,160,470
Other financial assets	a	3,609,129	3,606,414	—	3,551,947	54,467

Financial liabilities:
Deposits:
Non-interest-bearing deposits, demand deposits and deposits at notice	c	¥89,969,579	¥89,970,579	¥—	¥89,970,579	¥—
Other deposits	c	44,435,073	44,435,139	—	44,141,535	293,604
Call money and bills sold:
Call money	c	1,307,779	1,307,710	—	1,307,710	—
Bills sold	c	—	—	—	—	—
Repurchase agreements and cash collateral on securities lent	c	12,887,249	12,887,249	—	12,887,249	—
Borrowings	c	12,167,858	12,268,394	—	12,231,762	36,632
Debt securities in issue	c	11,171,209	11,304,119	—	10,763,489	540,630
Other financial liabilities	c	5,596,513	5,596,506	—	5,553,389	43,117

Notes:

a.	(i)	The carrying amounts of deposits with banks without maturity and loans with no specified repayment dates represent a reasonable estimate of fair value, considering the nature of these financial instruments.
	(ii)	Financial assets with a remaining maturity of six months or less: The carrying amounts represent a reasonable estimate of fair value.
	(iii)	Financial assets with a remaining maturity of more than six months: Except for impaired loans and advances, the fair values are mostly determined using discounted cash flow models taking into account certain factors including counterparties’ credit ratings, pledged collateral, and market interest rates. The fair values of impaired loans and advances are generally determined by discounting the estimated future cash flows over the time period they are expected to be recovered, and may be based on the appraisal value of underlying collateral as appropriate.
b.	The fair values of debt instruments at amortized cost are determined using quoted prices in active markets or observable inputs other than quoted prices in active markets.
c.	Note that some of the financial liabilities in this category include embedded derivatives, which are separately accounted for, but presented together with the host contract at March 31, 2020 and 2019. Certain financial instruments including embedded derivatives were reclassified between levels of the fair value hierarchy, as described in the tables presenting the carrying amounts of financial assets and liabilities carried at fair value in “Financial Assets and Liabilities Carried at Fair Value—Fair Value Hierarchy.” As a result, ¥293,604 million of other deposits, ¥12,374 million of borrowings and ¥273,763 million of debt securities in issue were reclassified from Level 2 to Level 3 at March 31, 2019.
	(i)	The carrying amounts of demand deposits and deposits without maturity represent a reasonable estimate of fair value, considering the nature of these financial instruments.
	(ii)	Financial liabilities with a remaining maturity of six months or less: The carrying amounts represent a reasonable estimate of fair value.
	(iii)	Financial liabilities with a remaining maturity of more than six months: The fair values are, in principle, based on the present values of future cash flows calculated using the refinancing rate applied to the same type of instruments for similar remaining maturities. The fair values of debt securities in issue are based on the present values of future cash flows calculated using the rate derived from yields of bonds issued by SMFG, SMBC and other subsidiaries and publicly offered subordinated bonds published by securities firms.
	(iv)	The carrying amounts and fair values of lease liabilities are not included in this table at March 31, 2020.

44 OFFSETTING	OF FINANCIAL ASSETS AND LIABILITIES

The following tables present the information about the impact of offsetting of financial assets and liabilities in the consolidated statements of financial position in accordance with the criteria described in Note 2 “Summary of Significant Accounting Policies,” as well as the impact of netting of financial instruments that are subject to enforceable master netting arrangements or similar agreements but do not qualify for the offsetting criteria at March 31, 2020 and 2019.

	At March 31, 2020
	Gross amounts of recognized financial assets and liabilities	Gross amounts offset in statements of financial position(1)	Net amounts presented in statements of financial position	Related amounts not offset in statements of financial position(2)
				Financial instruments(3)	Cash collateral	Net amounts
	(In millions)
Financial assets(4):
Reverse repurchase agreements and cash collateral on securities borrowed	¥15,107,511	¥(1,361,515)	¥13,745,996	¥(13,585,714)	¥—	¥160,282
Derivative financial instruments	7,077,165	(797,364)	6,279,801	(3,439,440)	(692,856)	2,147,505

Total	¥22,184,676	¥(2,158,879)	¥20,025,797	¥(17,025,154)	¥(692,856)	¥2,307,787

Financial liabilities(4):
Repurchase agreements and cash collateral on securities lent	¥16,817,297	¥(1,361,515)	¥15,455,782	¥(15,451,371)	¥—	¥4,411
Derivative financial instruments	6,512,645	(957,444)	5,555,201	(3,419,951)	(808,797)	1,326,453

Total	¥23,329,942	¥(2,318,959)	¥21,010,983	¥(18,871,322)	¥(808,797)	¥1,330,864

	At March 31, 2019
	Gross amounts of recognized financial assets and liabilities	Gross amounts offset in statements of financial position(1)	Net amounts presented in statements of financial position	Related amounts not offset in statements of financial position(2)
				Financial instruments(3)	Cash collateral	Net amounts
	(In millions)
Financial assets(4):
Reverse repurchase agreements and cash collateral on securities borrowed	¥11,462,683	¥(1,116,689)	¥10,345,994	¥(10,243,455)	¥—	¥102,539
Derivative financial instruments	3,881,854	(499,280)	3,382,574	(1,798,712)	(316,886)	1,266,976

Total	¥15,344,537	¥(1,615,969)	¥13,728,568	¥(12,042,167)	¥(316,886)	¥1,369,515

Financial liabilities(4):
Repurchase agreements and cash collateral on securities lent	¥14,003,938	¥(1,116,689)	¥12,887,249	¥(12,885,505)	¥—	¥1,744
Derivative financial instruments	3,643,981	(592,208)	3,051,773	(1,803,566)	(472,156)	776,051

Total	¥17,647,919	¥(1,708,897)	¥15,939,022	¥(14,689,071)	¥(472,156)	¥777,795

(1)	Amounts offset for derivative financial instruments include cash collateral.
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

The “Gross amounts offset in statements of financial position” column in the above tables represents the impact of offsetting of financial assets and liabilities in the consolidated statements of financial position in accordance with the offsetting criteria. The Group presents financial assets and liabilities on a net basis in the consolidated statements of financial position only if it currently has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis or realize the asset and settle the liability simultaneously.

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

The Group classifies risks into the following categories: credit risk, market risk, liquidity risk and operational risk. This note presents information about the Group’s exposure to credit risk, market risk, and liquidity risk, and its policies and processes for measuring and managing these risks.

Risk Management System

Based on the recognition of the importance of risk management, the Group-wide basic policies for risk management are determined by the Management Committee before being authorized by the board of directors in order to have top management play an active role in the risk management process.

In accordance with these basic policies for risk management, three lines of defense have been defined, and we have clarified related roles and responsibilities. Risk management systems have been established based on the characteristics of particular businesses, and measures are being put in place to strengthen and improve the effectiveness of these systems.

Furthermore, the Group is strengthening Group-wide risk management systems through the Group Chief Risk Officer (“CRO”) Committee and the Global CRO Committee.

The diagram below represents the risk management system of the Group.

Risk Capital Management

In managing credit risk, market risk, and operational risk affecting the entire Group, the Group applies a uniform standard, risk capital based on value at risk (“VaR”), for use in monitoring and managing risks. This standard is applied while taking into account the characteristics of each risk and of the businesses of Group companies. Specific risk capital measures include setting upper limits for risk exposure based on Group-wide and business unit risk appetite and Group-wide management constitution. Each business unit operates business operation within that limit. Through these precautions, the Group practices management that maintains an appropriate balance between risks and returns based on a comprehensive perspective and secures sufficient financial soundness.

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

Credit risk management system

Credit risk is the most significant risk to which the Group is exposed. The purpose of credit risk management is to keep the credit risk exposure to a permissible level relative to capital, to maintain the quality of assets and to ensure returns commensurate with risk.

At the Group, the Group CRO formulates credit risk management policies each year on the basis of Group-wide basic policies for risk management. The Credit & Investment Planning Department, responsible for the comprehensive management of credit risk, drafts and administers credit risk regulations including the Group credit policies, manages non-performing loans (“NPLs”), and performs other aspects of credit portfolio management. Also, the Credit Risk Committee deliberates on matters related to Group-wide credit portfolios. The Group companies follow the fundamental principles established by the Group to assess and manage credit risk. Each of Group companies manages credit risk according to the nature of its business, and assesses and manages the credit risks of individual loans and credit portfolios quantitatively, using consistent standards.

The following chart shows the credit risk management system of SMBC, the Group’s significant banking subsidiary.

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

The credit departments of SMBC within each business unit conduct credit risk management for loans handled by its unit and manage portfolios of its unit. The credit limits they use are based on the baseline amounts that the Credit & Investment Planning Department establishes for each grading category, with particular attention paid to evaluating and managing customers or loans perceived to have particularly high credit risk. The Corporate Research Department engages in research on industries and analyzes the business and financial conditions of borrower enterprises to detect early signs of problems or growth potential. The Credit

Administration Department is responsible for handling NPLs of borrowers classified as potentially bankrupt or lower, and formulates plans for workouts, including write-offs, and corporate rehabilitation. The department closely liaises with SMBC Servicer Co., Ltd., a Group company, which engages in related services to efficiently reduce the amount of NPLs, including through the sale of loans.

The Internal Audit Unit of SMBC, operating independently of the business units, audits asset quality, accuracy of grading and state of credit risk management, and reports the results directly to the board of directors and the Management Committee.

SMBC has established the Credit Risk Committee to undertake control of credit risk and to ensure the overall soundness of the loan operations.

Credit risk management methods

To effectively manage the risk involved in individual loans as well as the credit portfolio as a whole, the Group first acknowledges that every loan entails credit risk, assesses the credit risk posed by each borrower and loan using an internal rating system, and quantifies that risk for control purposes.

Credit risk evaluation

At SMBC, the Credit & Investment Planning Department manages an internal rating system for each asset control category set according to portfolio characteristics. For example, credits to commercial and industrial (“C&I”) companies, individuals for business purposes (domestic only), sovereigns, public sector entities, and financial institutions are assigned an “obligor grade,” which indicates the borrower’s creditworthiness, and/or “facility grade,” which indicates the collectability of assets taking into account the transaction conditions such as guarantee/collateral, and tenor. The business units determine an obligor grade by first assigning a financial grade using a financial strength grading model and data obtained from the obligor’s financial statements, including net worth and cash flows. The financial grade is then adjusted taking into account the actual state of the obligor’s financial position and qualitative factors to derive the obligor grade. The qualitative factors mainly include the expected future cash flows taking into account factors such as historical loss information, the appropriateness of the borrower’s business plan or operational improvement plan, the status of progress of its plan, and the overall support from financial institutions. In the event that the borrower is domiciled overseas, internal ratings for credit are made after taking into consideration the country rank, which represents an assessment of the credit quality of each country based on its political and economic situation, as well as its current account balance and external debt. Obligor grades and facility grades are reviewed once a year and as otherwise necessary, such as when there are changes in the credit situation. The Group’s subsidiaries carry out credit risk evaluations in line with SMBC.

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

Controlling concentration risk

As the Group’s equity capital may be materially impaired in the event that the credit concentration risk becomes apparent, the Credit & Investment Planning Department of the Company therefore takes measures to manage concentration risks, such as introducing large exposure limits and conducting intensive loan reviews for obligors with large exposures, with an increased focus on industrial sectors with an excessive concentration of credit risk. Further, to manage country risk, SMBC’s Credit Department of the International Banking Unit has credit limit guidelines based on each country’s creditworthiness.

Toward active portfolio management

SMBC’s Credit Portfolio Management Department makes use of credit derivatives, loan asset sales, and other instruments to proactively and flexibly manage its portfolio to stabilize credit risk.

Maximum exposure to credit risk before collateral held or other credit enhancements

The following table shows the maximum exposure to credit risk before taking into account any collateral held or other credit enhancements at March 31, 2020 and 2019.

	At March 31,
	2020	2019
	(In millions)
Credit risk exposures relating to assets on the consolidated statements of financial position:
Deposits with banks	¥61,626,567	¥56,700,489
Call loans and bills bought	898,256	2,465,745
Reverse repurchase agreements and cash collateral on securities borrowed	13,745,996	10,345,994
Trading assets	2,545,703	2,480,903
Derivative financial instruments	6,279,801	3,382,574
Financial assets at fair value through profit or loss	1,454,387	2,620,686
Investment securities:
Debt instruments at amortized cost	320,771	318,914
Debt instruments at FVOCI	18,054,164	13,333,221
Loans and advances	94,671,818	90,682,938
Other financial assets	4,229,678	3,609,129
Credit risk exposures relating to off-balance sheet items(1):
Loan commitments	62,151,698	62,724,820
Financial guarantees and other credit-related contingent liabilities	9,204,996	9,409,066

Total	¥275,183,835	¥258,074,479

(1)	The off-balance sheet items represent the nominal amounts of undrawn loan commitments, financial guarantees and other credit-related contingent liabilities.

Based on the table above, excluding loan commitments (refer to Note 41 “Contingency and Capital Commitments”), the majority of the total exposure to credit risk is derived from “Loans and advances.”

Collateral and other credit enhancements

The Group considers the acquisition of collateral and guarantees as a secondary repayment source to further enhance loan recovery and minimize credit risk. Based on the assessment of a borrower’s real financial condition and potential future cash flows, the Group shall analyze the borrower’s repayment ability and require sufficient collateral in the form of an asset or third-party obligation. This serves to mitigate the inherent credit risk in the exposure, by either improving recoveries in the event of a default or transferring the borrower’s obligation to guarantors. Collateral received is mainly segregated into (1) financial collateral such as cash, deposits and securities, (2) real estate collateral such as land and buildings, and (3) guarantees received from sovereigns, municipal corporations, credit guarantee corporations and other public entities, financial institutions, and other companies.

The Group’s credit risk management is mainly based on an analysis of the repayment ability from the cash flows of the borrower’s business performance, and the collateral and other credit enhancements are considered as secondary repayment sources in the Group’s business practice. At the time of the primary lending decision, the

Group evaluates the collateral on an individual borrower basis to consider its financial effect for mitigating credit risk. The re-evaluation of the collateral and other credit enhancements will be performed regularly, depending on the borrower’s creditworthiness. In case there is a significant change in the borrower’s repayment ability due to a deterioration in its creditworthiness and/or its cash flows, the Group may utilize the collateral and other credit enhancements as a source of repayment.

The following table shows the financial effect of collateral and other credit enhancements on impaired loans and advances at March 31, 2020 and 2019. The maximum collateral amounts included in the disclosure are limited to the carrying value of loans and advances where the credit exposure is over-collateralized.

	At March 31,
	2020	2019
	(In millions)
Impaired loans and advances	¥845,329	¥882,018
Financial effect of collateral and other credit enhancements	281,382	325,896

Concentration of risks of loans and advances with credit risk exposure

An analysis of concentrations of credit risk from loans and advances by geographical sector and industry sector at March 31, 2020 and 2019 is shown below. The concentration by geographical sector is measured based on the domicile of the borrower.

Geographical sector

	At March 31,
	2020	2019
	(In millions)
Domestic	¥60,184,755	¥59,856,165
Foreign:
Americas	13,866,321	12,382,463
Europe	6,552,895	5,988,133
Asia	11,010,138	9,720,884
Others	4,028,641	3,598,673

Total foreign	35,457,995	31,690,153

Gross loans and advances	95,642,750	91,546,318
Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net	(264,527)	(258,392)
Less: Allowance for loan losses	(706,405)	(604,988)

Carrying amount	¥94,671,818	¥90,682,938

Industry sector

	At March 31,
	2020	2019
	(In millions)
Domestic:
Manufacturing	¥8,787,566	¥8,522,451
Agriculture, forestry, fisheries and mining	280,233	288,099
Construction	919,043	918,617
Transportation, communications and public enterprises	5,637,560	5,596,935
Wholesale and retail	5,375,802	5,281,596
Finance and insurance	3,217,545	3,129,666
Real estate and goods rental and leasing	10,666,446	10,126,531
Services	4,452,195	4,328,173
Municipalities	839,878	866,373
Lease financing	8,380	9,030
Consumer(1)	15,691,638	16,187,195
Others	4,308,469	4,601,499

Total domestic	60,184,755	59,856,165

Foreign:
Public sector	335,071	360,875
Financial institutions	6,220,956	5,382,130
Commerce and industry	25,597,599	23,285,374
Lease financing	309,531	344,958
Others	2,994,838	2,316,816

Total foreign	35,457,995	31,690,153

Gross loans and advances	95,642,750	91,546,318
Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net	(264,527)	(258,392)
Less: Allowance for loan losses	(706,405)	(604,988)

Carrying amount	¥94,671,818	¥90,682,938

(1)	The balance in Consumer mainly consists of housing loans. The housing loan balances amounted to ¥10,913,869 million and ¥11,216,711 million at March 31, 2020 and 2019, respectively.

The following tables show a disaggregation of the structured finance loans and advances balances, where the repayment source is limited to the cash flows generated by a particular business or asset, and the balances of secured or unsecured consumer loans at March 31, 2020 and 2019. These loans and advances are included in the preceding tables.

Structured finance:

	At March 31,
	2020	2019
	(In millions)
Real estate finance	¥2,601,130	¥2,493,748
Project finance	4,243,862	3,978,779
Other structured finance	473,436	387,400

Total structured finance	¥7,318,428	¥6,859,927

Consumer:

	At March 31,
	2020	2019
	(In millions)
Secured loans(1)	¥11,538,195	¥12,008,728
Unsecured loans	4,153,443	4,178,467

Total consumer	¥15,691,638	¥16,187,195

(1)	The secured loans and advances mainly represent housing loans. The housing loan balances amounted to ¥10,913,869 million and ¥11,216,711 million at March 31, 2020 and 2019, respectively.

Credit quality analysis

The following tables set forth information about the gross carrying amount of financial assets and the exposure to credit risk on loan commitments and financial guarantee contracts by stage allocation and internal rating grades of SMBC. Refer to Note 2 “Summary of Significant Accounting Policies” for information on stage allocation. Also refer to Note 45 “Financial Risk Management” for information on obligor grading system of SMBC.

	At March 31, 2020
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Total
	(In millions)
Loans and advances at amortized cost:
Normal
J1-6	¥39,631,009	¥198,143	¥—	¥39,829,152
G1-6	27,437,173	522,780	—	27,959,953
Japanese government and local municipal corporations	3,091,323	—	—	3,091,323
Other(1)	22,837,826	111,801	—	22,949,627
Requiring caution
J7	—	579,539	—	579,539
G7	—	202,207	—	202,207
Other(1)	—	185,620	—	185,620
Impaired(2)	—	—	845,329	845,329

Gross loans and advances	92,997,331	1,800,090	845,329	95,642,750
Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net				(264,527)
Less: Allowance for loan losses	(203,286)	(147,382)	(355,737)	(706,405)

Carrying amount				¥94,671,818

(1)	The balance of “Other” includes housing loans, which amounted to ¥10,799,400 million and ¥21,898 million for the borrower category of Normal and Requiring Caution, respectively.
(2)	“Impaired” refers to loans and advances to borrowers with obligor grades not higher than 7R.

	At March 31, 2019
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Total
	(In millions)
Loans and advances at amortized cost:
Normal
J1-6	¥38,708,431	¥191,177	¥—	¥38,899,608
G1-6	24,350,586	508,277	—	24,858,863
Japanese government and local municipal corporations	3,137,657	—	—	3,137,657
Other(1)	22,876,865	75,598	—	22,952,463
Requiring caution
J7	—	460,319	—	460,319
G7	—	171,441	—	171,441
Other(1)	—	183,949	—	183,949
Impaired(2)	—	—	882,018	882,018

Gross loans and advances	89,073,539	1,590,761	882,018	91,546,318
Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net				(258,392)
Less: Allowance for loan losses	(158,094)	(92,446)	(354,448)	(604,988)

Carrying amount				¥90,682,938

(1)	The balance of “Other” includes housing loans, which amounted to ¥11,084,927 million and ¥28,018 million for the borrower category of Normal and Requiring Caution, respectively.
(2)	“Impaired” refers to loans and advances to borrowers with obligor grades not higher than 7R.

Modified loans and advances that were subject to lifetime ECL measurement amounted to ¥42,420 million and ¥28,908 million for the fiscal years ended March 31, 2020 and 2019, respectively. The net modification gain or loss is not material.

	At March 31, 2020
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit- impaired	Total
	(In millions)
Loan commitments and Financial Guarantees(1):
Gross carrying amount	¥29,711,738	¥276,070	¥24,820	¥30,012,628
Allowance for off-balance sheet items	46,118	21,423	3,713	71,254

	At March 31, 2019
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit- impaired	Total
	(In millions)
Loan commitments and Financial Guarantees(1):
Gross carrying amount	¥28,842,267	¥383,828	¥13,435	¥29,239,530
Allowance for off-balance sheet items	36,795	18,289	5,761	60,845

(1)	Loan commitments are the undrawn components of loan commitments on which ECL can be separately identified from those on the drawn components.

Movements in ECL allowance

The following tables show reconciliations from the opening balance to the closing balance of the ECL allowance by class of financial instrument.

	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Total
	(In millions)
Loans and advances at amortized cost(1):
Balance at April 1, 2018	¥164,515	¥130,701	¥356,404	¥651,620
Transfer to 12-month ECL	832	(805)	(27)	—
Transfer to lifetime ECL not credit-impaired	(1,599)	4,845	(3,246)	—
Transfer to lifetime ECL credit-impaired	(1,966)	(10,507)	12,473	—

Net transfers between stages	(2,733)	(6,467)	9,200	—
Provision (credit) for loan losses(2)	(4,265)	(31,744)	158,936	122,927
Charge-offs(3)	—	—	180,254	180,254
Recoveries	—	—	11,042	11,042

Net charge-offs	—	—	169,212	169,212
Others	577	(44)	(880)	(347)

Balance at March 31, 2019	¥158,094	¥92,446	¥354,448	¥604,988

Transfer to 12-month ECL	880	(829)	(51)	—
Transfer to lifetime ECL not credit-impaired	(2,414)	4,264	(1,850)	—
Transfer to lifetime ECL credit-impaired	(1,650)	(7,938)	9,588	—

Net transfers between stages	(3,184)	(4,503)	7,687	—
Provision for loan losses(4)	52,085	60,724	136,669	249,478
Charge-offs(3)	—	—	153,992	153,992
Recoveries	—	—	12,413	12,413

Net charge-offs	—	—	141,579	141,579
Others	(3,709)	(1,285)	(1,488)	(6,482)

Balance at March 31, 2020	¥203,286	¥147,382	¥355,737	¥706,405

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
(4)

The increase of allowance for 12-month ECL and lifetime ECL not credit-impaired for the fiscal year ended March 31, 2020 is primarily due to the incorporation of forward-looking macroeconomic information reflecting the impact of the COVID-19 economic outlook.

For the fiscal year ended March 31, 2020, the ECL reflected the current and forward-looking impact of the COVID-19 pandemic. The negative impact on the Japanese and global economy was assumed to remain throughout the fiscal year ending March 31, 2021 and the allowance for 12-month ECL and lifetime ECL not credit-impaired for the fiscal year ended March 31, 2020 increased. Furthermore, an additional ECL adjustment was made for portfolios whose credit risk was significantly affected by the decline in oil prices. For additional information, refer to Note 3 “Critical Accounting Estimates and Judgments.”

	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Total
	(In millions)
Loan commitments and financial guarantees(1):
Balance at April 1, 2018	¥35,543	¥23,311	¥6,225	¥65,079
Net transfers between stages	(28)	(228)	256	—
Provision (credit) for off-balance sheet items	2,272	(4,794)	(720)	(3,242)
Others	(992)	—	—	(992)

Balance at March 31, 2019	¥36,795	¥18,289	¥5,761	¥60,845

Net transfers between stages	(87)	(173)	260	—
Provision (credit) for off-balance sheet items	9,461	3,307	(2,308)	10,460
Others	(51)	—	—	(51)

Balance at March 31, 2020	¥46,118	¥21,423	¥3,713	¥71,254

(1)	ECL allowance for loan commitments is that for the undrawn components of loan commitments, which can be separately identified from that for the drawn components.

Trading assets, financial assets at fair value through profit or loss and investment securities

The following tables show an analysis of trading assets, financial assets at fair value through profit or loss and debt instruments at amortized cost and at fair value through other comprehensive income based on the external rating system at March 31, 2020 and 2019, excluding instruments with equity features. Collateral is generally not obtained directly from the issuers.

	At March 31, 2020
	Trading assets(1)	Financial assets at fair value through profit or loss(1)	Debt instruments at amortized cost(1)(2)	Debt instruments at fair value through other comprehensive income(1)(2)
	(In millions)
AAA	¥101,336	¥10,005	¥—	¥8,104,653
AA- to AA+	2,125,095	346,039	282,379	8,236,637
A- to A+	135,445	23,981	—	763,612
Lower than A-	98,275	106,682	38,299	694,051
Unrated	7,193	559	93	26,627

Total	¥2,467,344	¥487,266	¥320,771	¥17,825,580

	At March 31, 2019
	Trading assets(1)	Financial assets at fair value through profit or loss(1)	Debt instruments at amortized cost(1)(2)	Debt instruments at fair value through other comprehensive income(1)(2)
	(In millions)
AAA	¥242,984	¥12,537	¥—	¥6,520,641
AA- to AA+	1,907,495	1,254,294	280,246	5,930,057
A- to A+	182,306	29,233	203	235,065
Lower than A-	80,851	165,108	38,387	642,091
Unrated	4,652	568	78	15,313

Total	¥2,418,288	¥1,461,740	¥318,914	¥13,343,167

(1)

The amounts represent fair value for trading assets and financial assets at fair value through profit or loss, whereas they represent the gross carrying amount for debt instruments at amortized cost and at fair value through other comprehensive income.

(2)	There were no debt instruments at amortized cost or debt instruments at fair value through other comprehensive income subject to lifetime ECL at March 31, 2020 and 2019.

Credit risk from derivative financial instruments

The Group maintains control limits on derivative positions, by both amount and term. At any one time, the amount subject to credit risk is limited to the fair value of derivative financial instruments that are favorable to the Group (i.e., assets where their fair value is positive).

The Group’s credit risk from derivatives is mitigated where possible through netting agreements whereby derivative assets and liabilities with the same counterparty can be offset. Netting agreements, such as the ISDA master agreement, allow the netting of obligations arising under all of the derivative transactions that the agreement covers upon the counterparty’s default, regardless of maturity and currency, resulting in a single net claim against the counterparty. The Group’s credit risk is also mitigated by collateral arrangements through the credit support annex, resulting in collateral delivered or received regularly based on the replacement costs of derivatives.

Market Risk and Liquidity Risk

Market risk is the possibility that fluctuations in interest rates, foreign exchange rates, stock prices or other market prices will change the market value of financial products, leading to a loss. The purpose of market risk management is to keep the market risk exposure to a permissible level relative to capital.

Liquidity risk is defined as the uncertainty around the ability to meet debt obligations without incurring unacceptably large losses. An example of such risk is the possible inability to meet current and future cash flow/ collateral needs, both expected and unexpected. In such cases, the Group may be required to raise funds at less than favorable rates or be unable to raise sufficient funds for settlement. The purpose of liquidity risk management is to ensure that the Group is in a position to address its liquidity obligations through monitoring the liquidity gap between assets and liabilities, and by maintaining highly liquid supplementary funding resources.

On the basis of the Group-wide basic policies for risk management, the Group has a quantitative management process to control market and liquidity risks on a Group-wide basis by setting allowable risk limits by company. The Group at least annually reviews and identifies which companies primarily carry the market and liquidity risks within the Group. The Group sets permissible levels and upper limits of risk for each identified company in consideration of those companies’ business plans. The Group ensures that each identified company establishes a risk management system that is appropriate to the risks it faces, and has built-in transparent risk management processes which clearly separating front, middle and back office operations, and establishes a control system of mutual checks and balances.

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

Under the Group’s internal audit system, internal audits are also periodically performed to verify that the risk management framework is functioning properly.

The following chart shows the market and liquidity risk management system of SMBC.

Market risk management methods

The Group manages market risk derived from trading activities and non-trading activities, including strategic shareholding investments and other transactions within the risk capital limit which is determined by taking into account SMFG’s shareholders’ equity and other principal indicators of the financial position. The Group also establishes an upper limit on VaR and losses within the risk capital limits.

The Group’s market risk can be divided into various factors: interest rates, foreign exchange rates, equity prices and option risks. The Group manages each of these risks by employing the VaR method as well as supplemental indicators suitable for managing each risk, such as the basis point value (“BPV”).

VaR is the largest predicted loss that is possible given a fixed confidence interval. For example, the Group’s VaR indicates the largest loss that is possible for a holding period of one day and a confidence interval of 99.0%. BPV is the amount of change in assessed value as a result of a one-basis-point (0.01%) movement in interest rates.

Value at risk

The principal Group companies’ internal VaR model makes use of historical data to prepare scenarios for market fluctuations and, by conducting simulations of gains and losses on a net position basis, the model estimates the maximum losses that may occur. The VaR calculation method the Group employs for both trading and non-trading activities is based mainly on the following:

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

The following tables show the Group’s VaR by risk category and these figures are prepared based on the internal reporting provided to management. The Group’s material market risk exposure categories consist of interest rate risk, foreign exchange risk, equities and commodities risk and others. The section headed “VaR for Trading Activity” shows VaR for instruments entered into for trading purposes and the VaR model for the trading book includes principal consolidated subsidiaries. The section headed “VaR for Non-Trading Activity” shows VaR for instruments entered into for purposes other than trading purposes. “Strategic Shareholding Investment” in the “VaR for Non-Trading Activity” section is a portfolio that consists principally of publicly traded Japanese equities. This portfolio, like that of other financial institutions in Japan, has historically included shares of the Group’s customers.

(a)	VaR for Trading Activity

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the fiscal year ended March 31, 2020:
SMBC Consolidated
Maximum	¥6.0	¥9.6	¥2.9	¥4.7	¥10.2
Minimum	3.7	4.0	0.0	2.6	6.2
Daily average	4.5	5.6	0.7	4.0	7.3
At March 31, 2020	5.4	8.9	0.0	2.6	6.4
SMFG Consolidated
Maximum	¥13.7	¥10.6	¥9.4	¥4.7	¥22.4
Minimum	9.2	4.4	1.6	2.6	13.8
Daily average	10.6	6.2	3.7	4.0	16.7
At March 31, 2020	12.6	9.5	2.4	2.6	16.2

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the fiscal year ended March 31, 2019:
SMBC Consolidated
Maximum	¥5.7	¥6.2	¥3.2	¥4.6	¥13.5
Minimum	2.3	3.0	0.0	3.0	5.7
Daily average	4.0	4.1	0.8	3.8	7.6
At March 31, 2019	4.5	4.7	0.1	3.8	6.6
SMFG Consolidated
Maximum	¥19.0	¥6.9	¥17.1	¥4.6	¥33.0
Minimum	8.5	3.2	1.7	3.0	14.7
Daily average	12.8	4.4	3.9	3.8	19.7
At March 31, 2019	10.5	5.1	3.9	3.8	16.4

(1)

Total for “Maximum,” “Minimum,” and “Daily average” represent the maximum, minimum and daily average of the total of the trading book. For certain subsidiaries, the Group employs the standardized method and/or the historical simulation method for the VaR calculation method.

(b)	VaR for Non-Trading Activity

(i)	Banking

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the fiscal year ended March 31, 2020:
SMBC Consolidated
Maximum	¥46.8	¥0.0	¥30.2	¥0.0	¥51.5
Minimum	32.7	0.0	10.8	0.0	35.6
Daily average	40.6	0.0	20.4	0.0	44.3
At March 31, 2020	45.4	0.0	15.4	0.0	49.6
SMFG Consolidated
Maximum	¥47.6	¥0.0	¥30.2	¥0.0	¥52.4
Minimum	33.6	0.0	10.8	0.0	36.5
Daily average	41.5	0.0	20.4	0.0	45.1
At March 31, 2020	46.2	0.0	15.4	0.0	50.5

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the fiscal year ended March 31, 2019:
SMBC Consolidated
Maximum	¥37.4	¥0.0	¥33.7	¥0.0	¥48.4
Minimum	27.4	0.0	17.8	0.0	36.0
Daily average	31.1	0.0	24.3	0.0	40.4
At March 31, 2019	37.2	0.0	19.8	0.0	43.9
SMFG Consolidated
Maximum	¥38.4	¥0.0	¥33.7	¥0.0	¥50.6
Minimum	28.4	0.0	17.8	0.0	37.0
Daily average	33.0	0.0	24.3	0.0	42.3
At March 31, 2019	38.2	0.0	19.8	0.0	44.8

(1)	Total for “Maximum,” “Minimum,” and “Daily average” represent the maximum, minimum and daily average of the total of the banking book.

(ii)	Strategic Shareholding Investment

Equities risk
(In billions)
For the fiscal year ended March 31, 2020:
SMBC Consolidated
Maximum	¥1,030.0
Minimum	717.4
Daily average	941.3
At March 31, 2020	808.2

SMFG Consolidated
Maximum	¥1,180.6
Minimum	840.5
Daily average	1,092.7
At March 31, 2020	942.4

Equities risk
(In billions)
For the fiscal year ended March 31, 2019:
SMBC Consolidated
Maximum	¥1,430.4
Minimum	980.0
Daily average	1,246.6
At March 31, 2019	1,006.3

SMFG Consolidated
Maximum	¥1,622.5
Minimum	1,114.8
Daily average	1,414.6
At March 31, 2019	1,156.0

Stress tests

The market occasionally undergoes extreme fluctuations that exceed projections. Therefore, to manage market risk, it is important to run simulations of situations that may occur only once in many years, or so-called stress tests. To prepare for unexpected market swings, the Group performs stress tests on a monthly basis based on various scenarios.

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

Based on the new standards for interest rate risk in the banking book issued by the Basel Committee on Banking Supervision (“BCBS”) in April 2016, the FSA revised the related regulatory guidelines pertaining to monitoring of interest rate risks in the banking book in December 2017. The revised disclosure requirements with respect to the changes in economic value of equity (“ΔEVE”) in the banking book as a result of interest rate shocks have been applied from March 31, 2018. ΔEVE is defined as a decline in economic value as a result of an interest rate shock. It is calculated by multiplying the interest rate sensitivity (excluding credit spread) and interest rate change. The FSA implements a “materiality test” to identify banks taking excessive interest rate risks. Under the materiality test, the FSA monitors the ratio of ΔEVE to Tier 1 capital based on a set of prescribed interest rate shock scenarios. The threshold applied by the FSA is 15% and the ratios for SMBC on a consolidated basis at March 31, 2020 and 2019 were 11.1% and 7.8%, respectively and those for SMFG on a consolidated basis at March 31, 2020 and 2019 were 9.6% and 6.8%, respectively.

(b)	Foreign exchange risk

The principal Group companies set risk limits for each currency to manage the concentration of the foreign currency position. The foreign exchange risk is immaterial as shown above in VaR by risk category.

(c)	Strategic shareholding investment risk

The Group establishes limits on allowable risk for strategic shareholding investments and monitors the observance of those limits to keep stock price fluctuation risk within acceptable parameters. The Group has been reducing its strategic shareholding investments, and the balance is within a permitted level, which is less than 100% of the Group’s Tier 1 Capital.

Liquidity risk management methods

At Group, liquidity risk is regarded as one of the major risks. The Group’s liquidity risk management is based on a framework consisting of setting Risk Appetite Measures and establishing contingency plans.

The Risk Appetite Measures are measures for selecting the types and levels of risk that the Group is willing to take on or tolerate. As the level of liquidity risk is evaluated based on cash flow and balance sheet conditions, Risk Appetite Measures have been set for both of these areas. These measures include the Liquidity Coverage Ratio, a liquidity regulation, as well as a measure of the periods for which it will be possible to maintain funding levels even under stress due to deposit outflows or other factors, and the ratio which shows how much the stable funding covers the funding for loans and other assets.

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

Maturity analysis of financial liabilities at March 31, 2020 and 2019

The following tables show a maturity analysis of the contractual undiscounted cash flows for financial liabilities at March 31, 2020 and 2019. The amount of interest on debt instruments is not included in the maturity tables below due to its insignificance.

	At March 31, 2020
	On demand	Not later than three months	Later than three months and not later than one year	Later than one year and not later than three years	Later than three years and not later than five years	Later than five years	Total
	(In millions)
Non-derivative financial instruments:
Deposits	¥90,576,919	¥31,586,693	¥11,729,113	¥3,460,144	¥504,408	¥579,182	¥138,436,459
Call money and bills sold	8,282	3,690,507	41,751	—	—	—	3,740,540
Repurchase agreements and cash collateral on securities lent	354,639	15,090,564	10,579	—	—	—	15,455,782
Trading liabilities	2,018,484	—	—	—	—	—	2,018,484
Borrowings	188,553	5,350,849	4,865,354	2,527,554	1,923,192	1,872,774	16,728,276
Debt securities in issue	—	1,821,902	1,226,153	2,241,586	1,916,987	3,512,194	10,718,822
Lease payable	—	18,890	59,829	107,638	68,788	145,722	400,867
Other financial liabilities	2,655,310	4,487,488	3,997	537	—	2,919	7,150,251
Off balance sheet items:
Loan commitments	62,151,698	—	—	—	—	—	62,151,698
Financial guarantee contracts	9,204,996	—	—	—	—	—	9,204,996

Total non-derivative financial instruments	¥167,158,881	¥62,046,893	¥17,936,776	¥8,337,459	¥4,413,375	¥6,112,791	¥266,006,175

Derivative financial instruments	¥5,555,201	¥—	¥—	¥—	¥—	¥—	¥5,555,201

	At March 31, 2019
	On demand	Not later than three months	Later than three months and not later than one year	Later than one year and not later than three years	Later than three years and not later than five years	Later than five years	Total
	(In millions)
Non-derivative financial instruments:
Deposits	¥86,004,575	¥30,361,892	¥13,281,352	¥3,488,163	¥605,331	¥662,673	¥134,403,986
Call money and bills sold	—	1,276,943	30,836	—	—	—	1,307,779
Repurchase agreements and cash collateral on securities lent	146,936	12,740,313	—	—	—	—	12,887,249
Trading liabilities	1,998,694	—	—	—	—	—	1,998,694
Borrowings	210,667	523,079	7,972,114	721,554	666,649	2,041,699	12,135,762
Debt securities in issue	—	2,206,942	1,320,643	2,472,492	1,885,833	3,301,299	11,187,209
Lease payable	—	2,220	6,258	12,024	7,368	5,322	33,192
Other financial liabilities	2,461,381	3,128,040	4,474	—	—	2,618	5,596,513
Off balance sheet items:
Loan commitments	62,724,820	—	—	—	—	—	62,724,820
Financial guarantee contracts	9,409,066	—	—	—	—	—	9,409,066

Total non-derivative financial instruments	¥162,956,139	¥50,239,429	¥22,615,677	¥6,694,233	¥3,165,181	¥6,013,611	¥251,684,270

Derivative financial instruments	¥3,051,773	¥—	¥—	¥—	¥—	¥—	¥3,051,773

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

Balance of loans and advances, and deposits at March 31, 2020 and 2019

The following table presents the balance of loans and advances, and deposits at March 31, 2020 and 2019. The balance of deposits, which was mainly composed of individual customer deposits at March 31, 2020 and 2019, exceeded the balance of loans and advances at the same time due to the stable deposit base in Japan.

	At March 31,
	2020	2019
	(In millions)
Loans and advances	¥94,671,818	¥90,682,938
Deposits	138,431,418	134,404,652

The following table presents a breakdown of deposits by domestic and foreign offices. Domestic inter-bank money is classified as “Call money and bills sold” and not included in “Deposits” in the consolidated statements of financial position. Over half of domestic deposits is composed of individual customer deposits.

	At March 31,
	2020	2019
	(In millions)
Domestic offices:
Non-interest-bearing demand deposits	¥23,804,054	¥21,376,082
Interest-bearing demand deposits	56,650,510	53,490,445
Deposits at notice	779,514	853,344
Time deposits	17,759,453	17,885,860
Negotiable certificates of deposit	4,081,741	4,962,651
Others	7,198,447	7,317,912

Total domestic offices	110,273,719	105,886,294

Foreign offices:
Non-interest-bearing demand deposits	1,503,721	1,218,145
Interest-bearing demand deposits	3,122,179	2,714,951
Deposits at notice	9,989,980	10,316,612
Time deposits	7,264,055	7,875,029
Negotiable certificates of deposit	6,098,695	6,202,836
Others	179,069	190,785

Total foreign offices	28,157,699	28,518,358

Total deposits	¥138,431,418	¥134,404,652

Capital Management

The Group manages its capital by taking into consideration regulatory compliance and business development.

The Group’s capital management objectives are to maintain sufficient capital resources to meet the capital adequacy requirements and to maintain a strong capital base to support the development of its business.

External regulatory capital requirement

The Group, the Company and its principal banking subsidiaries in Japan rigidly abide by the capital adequacy guidelines set by the FSA in managing its capital. Japan’s capital adequacy guidelines are based on the Basel Capital Accord, which was proposed by the BCBS for uniform application to all banks which have international operations in industrialized countries. Japan’s capital adequacy guidelines may be different from those of central banks or supervisory bodies of other countries because the FSA designed them to suit the Japanese banking environment. The Group’s banking subsidiaries outside of Japan are also subject to the local capital ratio requirements.

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

In addition to the above-mentioned minimum capital requirements and capital buffer requirements under Basel III, organizations identified by the Financial Stability Board (“FSB”) as Global Systemically Important Banks (“G-SIBs”), which includes the Group, are required to maintain an additional 1% to 2.5% of Common Equity Tier 1 capital as a percentage of risk-weighted assets, which is commonly referred to as the G-SIB capital surcharge, based on the organization’s size, interconnectedness, substitutability, complexity and cross-jurisdictional activity as determined by the FSB. The amount of G-SIB capital surcharge that applies to the Group based on the FSB’s determination is 1%.

To reflect the Basel III framework, the FSA changed its capital adequacy guidelines. The minimum Common Equity Tier 1 capital requirement and Tier 1 capital requirement have been 4.5% and 6%, respectively since March, 2015. The capital conservation buffer, countercyclical buffer and the G-SIB capital surcharge started to be phased in from March 31, 2016 and have been fully applied from March 31, 2019 under the FSA capital adequacy guidelines.

In accordance with the changes of the FSA capital adequacy guidelines, the Group changed its classification of capital into three tiers, referred to as Common Equity Tier 1 capital, Additional Tier 1 capital and Tier 2 capital as follows:

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

Adopting these approved approaches, the Group has complied with all externally imposed capital requirements throughout the period.

Failure of a Japanese bank, bank holding company or other financial institution to maintain the required risk-weighted capital ratios, may result in administrative actions or sanctions imposed by the FSA.

Regulatory capital

The table below presents the Group’s total capital ratio, total capital and risk-weighted assets under Japanese GAAP at March 31, 2020 and 2019 based on the Basel III rules.

	At March 31,
	2020	2019
	(In billions, except percentages)
SMFG Consolidated:
Total risk-weighted capital ratio	18.75%	20.76%
Tier 1 risk-weighted capital ratio	16.63%	18.19%
Common Equity Tier 1 risk-weighted capital ratio	15.55%	16.37%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥11,552.0	¥12,240.5
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	10,249.9	10,727.2
Common Equity Tier 1 capital	9,581.3	9,654.5
Risk-weighted assets	61,599.1	58,942.8
The amount of minimum total capital requirements(1)	4,927.9	4,715.4

(1)	The amount of minimum total capital requirements is calculated by multiplying risk-weighted assets by 8%.

46	RELATED-PARTY TRANSACTIONS

Transactions with Related Parties

The Group considers that its related parties include subsidiaries, associates, joint ventures, key management personnel and close family members of key management personnel. Any transactions between the Group and its subsidiaries meet the definition of related-party transactions. However, because these transactions are eliminated on consolidation, they are not disclosed as related-party transactions. Transactions between the Group and its related parties are conducted on substantially the same terms as third-party transactions.

The transaction amounts included in the accounts, in aggregate, by category of related party were as follows:

Transactions with associates, joint ventures and other entities

		At March 31,
		2020(1)	2019(1)
		(In millions)
Assets:
Loans and advances		¥1,693,161	¥1,661,149
Others		115,885	89,534

Liabilities:
Deposits		¥208,978	¥178,076
Others		116,015	78,540

	For the fiscal year ended March 31,
	2020(1)	2019(1)	2018
	(In millions)
Income statements:
Income (interest income, fee and commission income, and others)	¥68,752	¥38,713	¥15,665
Expense (interest expense and others)	26,049	25,799	15,601

(1)

On November 28, 2018, Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”), which had been the Company’s subsidiary, became the Company’s joint venture. As a result, the transactions with SMFL and its subsidiaries were included in the line items.

Financial guarantees issued by the Group for its associates at March 31, 2020 and 2019 were ¥330,366 million and ¥338,679 million, respectively.

Loan commitments to associates and joint ventures at March 31, 2020 and 2019 were ¥848,536 million and ¥1,360,802 million, respectively.

Transactions with key management personnel and their close family members

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly. The Group considers the members of the board of directors and corporate executive officers of SMFG to constitute key management personnel for the purpose of this disclosure required under IAS 24 “Related Party Disclosures.”

	At March 31,
	2020	2019
	(In millions)
Liabilities:
Deposits	¥2,078	¥1,631
Others	84	94

Compensation of Key Management Personnel

The following table presents the compensation expenses of key management personnel.

	For the fiscal year ended March 31,
	2020	2019	2018
	(In millions)
Short-term employee benefits	¥1,206	¥1,102	¥1,135
Share-based compensation	316	304	295

The details of the share-based compensation plan are described in Note 39 “Share-Based Payment.”

There were no post-employment benefits, other long-term benefits and termination benefits for the fiscal years ended March 31, 2020, 2019 and 2018.

47	PRINCIPAL SUBSIDIARIES

Principal Subsidiaries

The Group’s principal subsidiaries at March 31, 2020 are shown in the list below. The Group consolidates all entities that the Group controls. The Group controls an entity when the Group is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

Principal domestic subsidiaries

Company Name	Proportion of Ownership Interest(1)	Proportion of Voting Rights(1)	Main Business
	(%)	(%)
Sumitomo Mitsui Banking Corporation	100.0	100.0	Commercial banking
SMBC Trust Bank Ltd.	100.0	100.0	Trust banking
SMBC Guarantee Co., Ltd.	100.0	100.0	Credit guarantee
SMBC Nikko Securities Inc.	100.0	100.0	Securities
Sumitomo Mitsui Card Company, Limited	100.0	100.0	Credit card
Cedyna Financial Corporation	100.0	100.0	Credit card and consumer credit
SMBC Consumer Finance Co., Ltd.	100.0	100.0	Consumer lending
SMBC Mobit Co., Ltd.	100.0	100.0	Consumer lending
SMBC Finance Service Co., Ltd.	100.0	100.0	Collecting agent and factoring
The Japan Research Institute, Limited	100.0	100.0	System development, data processing, management consulting and economic research
Sumitomo Mitsui DS Asset Management Company, Limited	50.1	50.1	Investment advisory and investment trust management
NCore Co., Ltd.	51.0	51.0	Data processing service and consulting
SMBC Venture Capital Co., Ltd.	40.0	40.0	Venture capital
SMBC Consulting Co., Ltd.	98.3	98.3	Management consulting and information services
Japan Pension Navigator Co., Ltd.	69.7	69.7	Operational management of defined contribution pension plans

(1)	Percentages of proportion of ownership interest and proportion of voting rights have been truncated.

Principal foreign subsidiaries

Company Name	Country of Incorporation	Proportion of Ownership Interest(1)	Proposition of Voting Rights(1)	Main Business
		(%)	(%)
Sumitomo Mitsui Banking Corporation Europe Limited	U.K.	100.0	100.0	Commercial banking
Sumitomo Mitsui Banking Corporation (China) Limited	China	100.0	100.0	Commercial banking
PT Bank BTPN Tbk(2)	Indonesia	98.4	93.5	Commercial banking
SMBC Americas Holdings, Inc.	U.S.A.	100.0	100.0	Bank holding company
Manufacturers Bank	U.S.A.	100.0	100.0	Commercial banking
Banco Sumitomo Mitsui Brasileiro S.A	Brazil	100.0	100.0	Commercial banking
JSC Sumitomo Mitsui Rus Bank	Russia	100.0	100.0	Commercial banking
SMBC Bank EU AG	Germany	100.0	100.0	Commercial banking
Sumitomo Mitsui Banking Corporation Malaysia Berhad	Malaysia	100.0	100.0	Commercial banking
SMBC Leasing and Finance, Inc.	U.S.A.	100.0	100.0	Leasing
SMBC Nikko Securities America, Inc.	U.S.A.	100.0	100.0	Securities
SMBC Nikko Capital Markets Limited	U.K.	100.0	100.0	Securities
SMBC Capital Markets, Inc.	U.S.A.	100.0	100.0	Derivatives
TT International Asset Management Ltd	U.K.	100.0	100.0	Investment advisory and investment trust management

(1)	Percentages of proportion of ownership interest and proportion of voting rights have been truncated.
(2)

During the fiscal year ended March 31, 2020, the Group disposed of 4.9% equity interest in PT Bank BTPN Tbk to a third party investor. The disposal was undertaken to ensure that PT Bank BTPN Tbk is compliant with the free float requirement under the Indonesia Stock Exchange’s Rule. The Group had also entered into a commercial arrangement where the economic exposure resulting from the disposal is being retained. Therefore the disposal has not resulted in a decrease in the Group’s ownership interests.

SMBC Venture Capital Co., Ltd. is accounted for as subsidiaries, despite the Group’s holdings of less than 50% of the voting rights, because the Group is able to govern the financial and operating policies of this company under a statute or an agreement.

The Group does not control some entities despite the fact that the Group holds more than 50% of their share capital, because the Group has entered into agreements with other investors to share or give those investors the power to govern the entities’ financial and operating policies over these investees.

Some of the Group’s subsidiaries may be subject to restrictions on the ability to transfer funds to the Company in the form of cash dividends or to repay loans or advances, which include capital adequacy requirements imposed by the governments and central banks, and the Companies Act restrictions relating to dividends. In addition, the Group pledges assets as collateral to secure payables under repurchase agreements, securities lending transactions and securitizations, borrowings or for cash settlements, margins on derivative transactions and certain other purposes. The details of assets pledged are described in Note 38 “Assets Pledged and Received as Collateral.”

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

During the normal course of business, the Group engages in numerous transactions involving structured entities. These structured entities are primarily used to provide the Group and its clients with efficient access to funds or investment opportunities, mainly through securitizations, investment funds and structured finance.

Consolidated Structured Entities

Structured entities are consolidated if they are controlled by the Group in accordance with the accounting policy as described in Note 2 “Summary of Significant Accounting Policies.”

The consolidated structured entities include asset backed commercial paper (“ABCP”) conduits which purchase financial assets such as trade accounts receivable and lease receivables by issuing commercial paper to third-party investors. The Group has contractual agreements to provide liquidity and credit enhancement facilities which can be utilized by those structured entities upon their request.

At March 31, 2020 and 2019, the consolidated ABCP conduits had total assets of ¥726,070 million and ¥728,778 million, respectively. The total notional amounts of the liquidity and credit enhancement facilities provided by the Group to the consolidated ABCP conduits at March 31, 2020 and 2019 were ¥1,275,529 million and ¥1,050,986 million, respectively, part of which was drawn at March 31, 2020.

The Group did not provide any financial or other support, without having a contractual obligation to do so, to consolidated structured entities during the fiscal years ended March 31, 2020 and 2019.

Unconsolidated Structured Entities

The following tables represent the carrying amounts of the Group’s interests in unconsolidated structured entities recognized in its consolidated statements of financial position by line item and the maximum exposure to loss from its interests at March 31, 2020 and 2019.

	At March 31, 2020
	Securitizations	Investment funds	Structured finance	Others	Total
	(In millions)
Interests in unconsolidated structured entities recognized in:
Trading assets	¥14,112	¥53,490	¥—	¥—	¥67,602
Financial assets at fair value through profit or loss	240	628,177	128,823	—	757,240
Investment securities	25,153	25,668	—	466	51,287
Loans and advances	2,608,076	—	5,741,542	672,306	9,021,924

Total	¥2,647,581	¥707,335	¥5,870,365	¥672,772	¥9,898,053

Maximum exposure to loss from interests in unconsolidated structured entities	¥3,208,568	¥708,636	¥6,699,939	¥812,060	¥11,429,203

	At March 31, 2019
	Securitizations	Investment funds	Structured finance	Others	Total
	(In millions)
Interests in unconsolidated structured entities recognized in:
Trading assets	¥16,581	¥39,614	¥—	¥—	¥56,195
Financial assets at fair value through profit or loss	8,637	871,368	144,297	—	1,024,302
Investment securities	15,108	27,002	—	473	42,583
Loans and advances	2,213,496	—	5,489,334	533,196	8,236,026

Total	¥2,253,822	¥937,984	¥5,633,631	¥533,669	¥9,359,106

Maximum exposure to loss from interests in unconsolidated structured entities	¥3,110,451	¥944,487	¥6,597,207	¥712,798	¥11,364,943

An interest in a structured entity refers to contractual and non-contractual involvement that exposes the Group to variability of returns from the performance of the structured entity. Such interests include the holding of equity or debt instruments as well as the provision of loans, loan commitments and guarantees. Interest rate and currency derivatives that expose the Group mainly to market risk, or CDS that are designed to transfer risk from the Group to a structured entity are not regarded as an interest in a structured entity since they do not expose the Group to variability of returns from the performance of the structured entity. These derivatives are therefore not included in the tables above.

The maximum exposure to loss from the Group’s interests in unconsolidated structured entities represents the maximum amount of potential loss to which the Group is exposed through its involvement with unconsolidated structured entities. It is determined by the Group’s carrying amounts and the notional amounts of loan commitments and guarantees, without considering the probability of loss being incurred, or effects of collateral or other credit protection.

The Group did not provide any financial or other support, without having a contractual obligation to do so, to unconsolidated structured entities during the fiscal years ended March 31, 2020 and 2019.

Securitizations

Structured entities for this product are established to securitize third-parties’ assets which mainly consist of auto loan receivables, residential and commercial mortgage loans and trade accounts receivables. These entities purchase those assets through loans or notes issued with multiple tranches. The Group provides loans and loan commitments to these entities or holds notes issued by them, in some cases with credit loss protection through guarantees or other credit enhancements provided by the sellers.

Investment Funds

These funds are established for providing investment opportunities to investors by pooling money from them and investing mainly in equity and debt instruments based on a predetermined investment policy. The Group has invested in a number of these funds.

Structured Finance

Structured entities for this product are typically established to raise funds for the development of infrastructure, the production of natural resources, the development or acquisition of real estate properties, and the purchase of certain equipment such as vessels or aircrafts for lease transactions. The Group provides financing to these entities mainly in the form of loans, loan commitments, or notes, which are typically secured by entities’ assets or cash flows generated primarily by entities’ projects.

Others

The Group provides financing to other types of structured entities such as third-party structured entities and repackaging vehicles to facilitate its clients’ funding requirements. The Group provides loans and loan commitments to these entities.

Sponsored Unconsolidated Structured Entities with No Interest Held by the Group

The Group sponsors certain structured entities in which it has no interest. The Group is deemed to be a sponsor of a structured entity when the Group takes a leading role in determining its purpose and design, while providing operational support to ensure its continued operation.

The income received from such sponsored unconsolidated structured entities was ¥39,734 million and ¥24,478 million for the fiscal years ended March 31, 2020 and 2019, respectively. The majority of the income was management fees included in “Fee and commission income” and was from investment funds managed by SMDAM, the Group’s asset management subsidiary. The carrying amount of assets transferred to these entities, which mainly consisted of investment funds, was ¥813,442 million and ¥1,361,979 million for the fiscal years ended March 31, 2020 and 2019, respectively.

49	ACQUISITIONS

Fiscal Year Ended March 31, 2020

Daiwa SB Investments Ltd. (currently merged into Sumitomo Mitsui DS Asset Management Company, Limited)

On April 1, 2019, Sumitomo Mitsui Asset Management Company, Limited (“SMAM”), the Group’s subsidiary, merged with Daiwa SB Investments Ltd. (“DSBI”), previously the Group’s associate, to form Sumitomo Mitsui DS Asset Management Company, Limited (“SMDAM”). The Group’s equity interest in SMDAM resulting from the merger is 50.12%, and as such, SMDAM is the Group’s subsidiary. This merger was made for the purpose of establishing an asset management company that combines the strengths and expertise of SMAM and DSBI, and offers high quality investment management performance and services in order to properly address client needs.

The fair values of assets and liabilities of DSBI at the date of acquisition and the consideration paid were as follows:

At April 1, 2019
(In millions)
Assets:(1)
Cash and deposits with banks	¥22,798
Intangible assets	20,078
Trading assets	14,019
All other assets	8,284

Total assets	¥65,179

Liabilities	¥18,038

Net assets	¥47,141
Non-controlling interests measured at their proportionate share of the identifiable net assets and others	(23,093)

Net assets acquired	24,048
Goodwill	17,022

Consideration	¥41,070

Consideration:
Fair value of total consideration transferred	¥959
Fair value of the equity interest in DSBI held before the acquisition	40,111

Total	¥41,070

Acquisition related costs recognized as an expense in “General and administrative expenses” in the consolidated income statement	¥9

(1)

The fair value of DSBI’s assets at the date of acquisition included the outstanding balance arising from the transactions made between the Group and DSBI, which included deposits with the Group amounting to ¥21 billion.

The fair value of consideration transferred represents the fair value of the reduction of the Group’s interest in SMAM. The Group’s interest in SMAM decreased from 51.19% to 50.12% and its interest in DSBI increased from 48.96% to 50.12% substantially as a result of a stock issuance from SMDAM to the shareholders of DSBI at the date of the business combination.

The goodwill was attributable to the profitability of the acquired business and the synergies expected to arise after the acquisition. None of the goodwill recognized is expected to be deductible for income tax purposes.

The Group recognized a profit of ¥21,998 million on this step acquisition, which was included in “Other income” in the consolidated income statements.

The revenue and profit or loss relating to DSBI since the acquisition date to March 31, 2020 is immaterial to the consolidated financial statements.

Cash consideration paid and cash acquired by obtaining control of the subsidiaries

The total amount of cash consideration paid and cash acquired by obtaining control of subsidiaries during the fiscal year ended March 31, 2020 were as follows:

For the fiscal year ended March 31, 2020
(In millions)
Cash consideration paid	¥(17,797)
Cash and cash equivalents transferred as a result of the acquisitions	1,855

Cash consideration paid, net of cash and cash equivalents acquired by obtaining control of the subsidiaries	¥(15,942)

The amounts of assets and liabilities other than cash or cash equivalents in these subsidiaries were ¥72,642 million and ¥21,330 million, respectively.

Fiscal Year Ended March 31, 2019

PT Bank Tabungan Pensiunan Nasional Tbk

On January 30, 2019, SMBC, the Group’s wholly owned subsidiary, acquired an additional share of PT Bank Tabungan Pensiunan Nasional Tbk, previously an associate bank of SMBC in Indonesia. As a result of the acquisition, the Group increased its equity interest in PT Bank Tabungan Pensiunan Nasional Tbk from 40.58% to 98.50% and obtained control of PT Bank Tabungan Pensiunan Nasional Tbk. Subsequently, on February 1, 2019, PT Bank Tabungan Pensiunan Nasional Tbk merged with PT Bank Sumitomo Mitsui Indonesia, a consolidated subsidiary of SMBC also in Indonesia, and the merged company changed its corporate name to PT Bank BTPN Tbk. This merger was made for the purpose of operating a full-fledged commercial banking business in Indonesia and further developing its franchise to offer broader financial services to its customers.

The fair values of assets and liabilities of BTPN at the date of acquisition and the consideration paid were as follows:

At January 30, 2019
(In millions)
Assets:
Cash and deposits with banks	¥149,331
Loans and advances	522,918
Intangible assets	57,803
All other assets	107,471

Total assets	¥837,523

Liabilities:
Deposits	¥538,529
All other liabilities	104,817

Total liabilities	¥643,346

Net assets	194,177
Non-controlling interests measured at their proportionate share of the identifiable net assets and others	(9,494)

Net assets acquired	184,683
Goodwill	4,707

Consideration	¥189,390

Consideration:
Cash	¥111,365
Fair value of the equity interest in BTPN held before the acquisition 35,902	78,025

Total	¥189,390

Acquisition related costs recognized as an expense in “General and administrative expenses” in the consolidated income statement	¥776

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

The Group recognized a loss of ¥25,744 million on this step acquisition, which was included in “Other expenses” in the consolidated income statements.

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

Fiscal Year Ended March 31, 2018

American Railcar Leasing LLC

On June 1, 2017, the Group, through SMBC Rail Services LLC, the Company’s railcar operating leasing subsidiary, acquired all membership interests of American Railcar Leasing LLC (“ARL”), one of the leading railcar leasing companies in the United States. This acquisition was made for the purpose of expanding the Company’s railcar leasing business and services by further enhancing its fleet portfolio to appropriately meet diverse needs of clients in a wide range of industries.

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

The following tables present an analysis of financial assets and liabilities, excluding cash and deposits with banks, trading assets and liabilities, and derivative financial instruments, by amounts recovered or settled, not more than twelve months or more than twelve months, at March 31, 2020 and 2019.

	At March 31, 2020
	Amounts recovered or settled
	Not more than twelve months	More than twelve months	Total
	(In millions)
Assets:
Call loans and bills bought	¥854,548	¥43,708	¥898,256
Reverse repurchase agreements and cash collateral on securities borrowed	13,676,260	69,736	13,745,996
Financial assets at fair value through profit or loss	298,350	1,180,006	1,478,356
Investment securities:
Debt instruments at amortized cost	287,432	33,339	320,771
Debt instruments at fair value through other comprehensive income	5,578,741	12,475,423	18,054,164
Equity instruments at fair value through other comprehensive income	—	3,489,451	3,489,451
Loans and advances	32,884,236	61,787,582	94,671,818
Other financial assets	4,109,546	120,132	4,229,678
Liabilities:
Deposits	¥133,891,776	¥4,539,642	¥138,431,418
Call money and bills sold	3,740,540	—	3,740,540
Repurchase agreements and cash collateral on securities lent	15,455,782	—	15,455,782
Borrowings	10,482,673	6,638,689	17,121,362
Debt securities in issue	3,009,936	7,975,112	10,985,048
Other financial liabilities	7,146,795	3,456	7,150,251

	At March 31, 2019
	Amounts recovered or settled
	Not more than twelve months	More than twelve months	Total
	(In millions)
Assets:
Call loans and bills bought	¥2,416,538	¥49,207	¥2,465,745
Reverse repurchase agreements and cash collateral on securities borrowed	10,273,844	72,150	10,345,994
Financial assets at fair value through profit or loss	871,333	1,770,083	2,641,416
Investment securities:
Debt instruments at amortized cost	46,912	272,002	318,914
Debt instruments at fair value through other comprehensive income	2,381,961	10,951,260	13,333,221
Equity instruments at fair value through other comprehensive income	—	4,172,892	4,172,892
Loans and advances	31,176,468	59,506,470	90,682,938
Other financial assets	3,507,199	101,930	3,609,129
Liabilities:
Deposits	¥129,647,380	¥4,757,272	¥134,404,652
Call money and bills sold	1,307,779	—	1,307,779
Repurchase agreements and cash collateral on securities lent	12,887,249	—	12,887,249
Borrowings	8,713,483	3,454,375	12,167,858
Debt securities in issue	3,521,706	7,649,503	11,171,209
Other financial liabilities	5,593,895	2,618	5,596,513

51	CONDENSED FINANCIAL INFORMATION OF REGISTRANT (SMFG)

Condensed Statements of Financial Position

	At March 31,
	2020	2019
	(In millions)
Assets:
Deposits with SMBC	¥174,641	¥434,005
Investments in SMBC	4,613,790	4,613,790
Loans to SMBC	7,445,175	6,258,343
Investments in other subsidiaries, associates and joint ventures	1,733,095	1,477,703
Other assets	136,040	93,112
Current tax assets	127,542	118,878

Total assets	¥14,230,283	¥12,995,831

Liabilities and equity:
Short-term borrowings from SMBC	¥1,228,030	¥1,228,030
Long-term borrowings	231,276	234,223
Debt securities in issue due to other subsidiaries	6,085	284,297
Debt securities in issue	6,013,305	4,898,140
Other liabilities	85,580	52,813

Total liabilities	7,564,276	6,697,503

Shareholders’ equity	5,985,688	5,702,082
Other equity instruments holders’ equity	680,319	596,246

Total equity	6,666,007	6,298,328

Total equity and liabilities	¥14,230,283	¥12,995,831

Condensed Income Statements

	For the fiscal year ended March 31,
	2020	2019	2018
	(In millions)
Income:
Interest income from SMBC	¥165,322	¥145,075	¥99,100
Dividends from SMBC	637,703	325,333	223,334
Dividends from other subsidiaries, associates and joint ventures	21,726	46,473	33,668
Fees and commission income from subsidiaries	9,048	5,666	10,226
Other income	19	106,712	217

Total income	833,818	629,259	366,545

Expense:
Interest expense to SMBC	4,328	4,298	4,298
Interest expense to other subsidiaries	14,502	13,663	16,309
Interest expense	148,177	128,360	89,699
Operating and other expense	22,812	24,857	21,525

Total expense	189,819	171,178	131,831

Profit before tax	643,999	458,081	234,714
Income tax expense	(6,416)	(28,517)	(7,085)

Net profit	¥650,415	¥486,598	¥241,799

Profit attributable to:
Shareholders	638,051	474,723	232,077
Other equity instruments holders	12,364	11,875	9,722

Condensed Statements of Cash Flows

	For the fiscal year ended March 31,
	2020	2019	2018
	(In millions)
Operating Activities:
Profit before tax	¥643,999	¥458,081	¥234,714
Income taxes paid—net	7,043	(17,440)	35,010
Other operating activities—net	(3,023)	(108,622)	(3,736)

Net cash and cash equivalents provided by operating activities	648,019	332,019	265,988

Investing Activities:
Loans provided to SMBC	(1,338,045)	(626,746)	(2,241,774)
Investments in subsidiaries	(255,468)	—	—
Proceeds from sale of investment in subsidiaries	—	184,122	—
Other investing activities—net	(16,495)	(6,548)	(13,833)

Net cash and cash equivalents used in investing activities	(1,610,008)	(449,172)	(2,255,607)

Financing Activities:
Proceeds from issuance of long-term borrowings	5,053	35,002	66,415
Redemption of long-term borrowings	(8,000)	—	—
Proceeds from issuance of debt securities	1,255,939	591,744	1,525,271
Proceeds from issuance of other equity instruments	84,073	—	149,080
Redemption of debt securities	(266,700)	—	—
Dividends paid to shareholders	(255,771)	(245,595)	(218,569)
Coupons paid to other equity instruments holders	(12,364)	(11,875)	(9,722)
Purchases of treasury stock and proceeds from sale of treasury stock—net	(99,605)	(69,799)	380

Net cash and cash equivalents provided by financing activities	702,625	299,477	1,512,855

Net increase (decrease) of cash and cash equivalents	(259,364)	182,324	(476,764)
Cash and cash equivalents at beginning of period	434,005	251,681	728,445

Cash and cash equivalents at end of period	¥174,641	¥434,005	¥251,681

Investments in subsidiaries, associates and joint ventures

Investments in subsidiaries, associates and joint ventures are stated at cost. The Company recognizes dividend income from these companies when its right to receive payment is established.

Investments in other subsidiaries, associates and joint ventures included equity investments in SMBC Nikko Securities Inc., Sumitomo Mitsui Card Company, Limited, SMBC Consumer Finance Co., Ltd., Sumitomo Mitsui DS Asset Management Company, Limited (“SMDAM”), Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”) and others at March 31, 2020, and SMBC Nikko Securities Inc., SMFG Card & Credit, Inc., SMBC Consumer Finance Co., Ltd., SMDAM, SMFL and others at March 31, 2019. These companies are incorporated in Japan, and the proportion of ownership interest of the Company in these companies was the same as described in Note 11 “Investments in Associates and Joint Ventures,” and Note 47 “Principal Subsidiaries.”

Long-term obligations

The Company had had perpetual subordinated bonds of ¥267 billion outstanding to its subsidiary, SMFG Preferred Capital JPY3 Limited, at March 31, 2019, which were redeemed during the fiscal year ended March 31, 2020.

The Company had subordinated long-term borrowings amounting to ¥41 billion and ¥49 billion at March 31, 2020 and 2019, respectively, and had unsubordinated long-term borrowings amounting to ¥190 billion and to ¥185 billion at March 31, 2020 and 2019, respectively. The Company also had subordinated bonds amounting to ¥969 billion and ¥954 billion, including ¥0.3 billion and ¥5 billion outstanding to its subsidiary, at March 31, 2020 and 2019, respectively, and had senior bonds amounting to ¥5,050 billion and ¥3,962 billion, including ¥6 billion and ¥12 billion outstanding to its subsidiary, at March 31, 2020 and 2019, respectively. For additional information, refer to Note 18 “Borrowings” and Note 19 “Debt Securities in Issue.”

Guarantees

The Company provided guarantee of ¥254 billion and ¥234 billion at March 31, 2020 and 2019, respectively, to the Deposit Protection Fund of the Association of German Banks with regard to the deposits of the SMBC Dusseldorf branch.