Form 20-F
period 2021-03-31
SUMITOMO MITSUI FINANCIAL GROUP, INC.
filed 2021-06-29
CIK 1022837

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2021

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

Jun Okahashi

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

At March 31, 2021, the following shares of capital stock were outstanding: 1,374,040,061 shares of common stock (including 3,612,302 shares of common stock held by the registrant and its consolidated subsidiaries and equity-method associates as treasury stock).

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

3.A.    SELECTED FINANCIAL DATA

Selected Financial Data

The following selected financial data at and for each of the five fiscal years ended March 31, 2021, 2020, 2019, 2018 and 2017 have been derived from our consolidated financial statements. You should read this data together with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this annual report.

	For the fiscal year ended and at March 31,
	2021	2020	2019	2018	2017
	(In millions, except per share data)
Consolidated income statement data:
Interest income	¥1,780,370	¥2,407,045	¥2,406,350	¥2,144,070	¥1,900,261
Interest expense	397,245	1,090,730	1,137,430	771,907	540,518

Net interest income	1,383,125	1,316,315	1,268,920	1,372,163	1,359,743

Fee and commission income	1,174,382	1,147,132	1,101,777	1,131,364	1,066,412
Fee and commission expense	201,723	203,822	178,351	178,867	181,573

Net fee and commission income	972,659	943,310	923,426	952,497	884,839

Net trading income	237,746	134,069	320,302	270,464	183,963
Net income (loss) from financial assets and liabilities at fair value through profit or loss	280,012	(21,939)	54,655	(667)	2,018
Net investment income	153,820	176,464	93,922	424,097	305,327
Other income	138,223	155,631	505,666	755,855	573,825

Total operating income	3,165,585	2,703,850	3,166,891	3,774,409	3,309,715

Impairment charges on financial assets	282,486	259,938	119,686	136,808	212,967

Net operating income	2,883,099	2,443,912	3,047,205	3,637,601	3,096,748

General and administrative expenses	1,679,115	1,696,386	1,679,813	1,775,183	1,713,955
Other expenses	283,879	488,806	575,657	792,765	531,759

Operating expenses	1,962,994	2,185,192	2,255,470	2,567,948	2,245,714

Share of post-tax profit of associates and joint ventures	36,373	24,031	40,157	49,323	29,318

Profit before tax	956,478	282,751	831,892	1,118,976	880,352

Income tax expense	251,402	51,768	184,306	229,378	139,766

Net profit	¥705,076	¥230,983	¥647,586	¥889,598	¥740,586

	For the fiscal year ended and at March 31,
	2021	2020	2019	2018	2017
	(In millions, except per share data)
Profit attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥687,483	¥200,052	¥541,932	¥759,998	¥627,870
Non-controlling interests	4,471	18,567	93,779	119,878	104,787
Other equity instruments holders	13,122	12,364	11,875	9,722	7,929
Earnings per share:
Basic	¥502	¥145	¥388	¥539	¥459
Diluted	501	145	387	538	458
Weighted average number of common shares in issue (in thousands of shares)	1,370,214	1,375,118	1,397,599	1,410,442	1,369,231
Dividends per share in respect of each fiscal year:
Common stock	¥195	¥185	¥175	¥155	¥150
	$1.76	$1.70	$1.58	$1.46	$1.34
Consolidated statement of financial position data:
Total assets	¥235,024,987	¥212,158,463	¥195,503,623	¥192,175,566	¥191,150,981
Loans and advances	97,714,938	94,671,818	90,682,938	85,129,070	95,273,845
Total liabilities	222,748,837	201,223,585	183,730,177	179,679,767	179,263,698
Deposits	155,493,654	138,431,418	134,404,652	128,461,527	130,295,290
Borrowings	19,423,355	17,121,362	12,167,858	10,652,481	12,245,943
Debt securities in issue	11,228,600	10,985,048	11,171,209	10,569,117	11,165,623
Total equity	12,276,150	10,934,878	11,773,446	12,495,799	11,887,283
Capital stock	2,341,274	2,339,965	2,339,443	2,338,743	2,337,896

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

Risks Related to the Economic and Financial Environment

Our businesses, financial condition and results of operations have been, and may continue to be, adversely affected by the COVID-19 pandemic and collateral events.

Since December 2019, COVID-19 has spread throughout the world. The COVID-19 pandemic has resulted in the implementation of numerous measures to prevent the spread of COVID-19, such as restrictions on movement and closures of schools, businesses, factories and other public and private facilities in many countries and regions. These measures have significantly affected people’s lives and business activities. Coupled with these measures, the COVID-19 pandemic has had a severe impact on both Japanese and global economic conditions. COVID-19 vaccination is considered to be an important tool to help stop the COVID-19 pandemic, and vaccination has already begun in many countries. However, there remains uncertainty whether vaccines will be produced, distributed and administered as expected, and effective against new variants of COVID-19. Even if the number of new COVID-19 cases significantly decreases in many countries including Japan, this global pandemic and its negative effects on global economic conditions may persist into the future. Even in countries that succeed in significantly reducing the number of the cases from the current outbreak, the level of economic activity may not fully recover in the short term or at all due to concerns of future waves of COVID-19 and the emergence of new variants of COVID-19 or changes in lifestyle and business practices. Therefore, the Japanese and global economy may remain volatile or continue to deteriorate.

If the Japanese and global economy remain volatile or continue to deteriorate due to the COVID-19 pandemic and collateral events, the balance of our impaired loans and credit-related costs may further increase due to deterioration in the financial condition of our customers. Additionally, disruption and volatility in financial markets may have an adverse effect on our funding activities and could subject our holdings of securities to impairment or valuation losses. Also, a decline in overall economic activity may cause us to miss business opportunities and this may adversely affect the execution of our operating strategy and our results of operations. Furthermore, since the outbreak of the COVID-19 pandemic, we have been continuing to provide services such as financing and settlement to fulfill our responsibility as a financial institution, which is a part of the social infrastructure. In carrying out that responsibility, we may be requested to provide new and additional financing to customers, and these may increase our risk assets and lead to a lower capital adequacy ratio and to additional credit-related losses. From a business operational standpoint, if our efforts to prevent the spread of COVID-19 within our workforce, such as enabling telework for employees and separating staff into two or more teams on alternating shifts, are ineffective or lead to decreased productivity and many of our employees contract the virus, such circumstances could adversely affect the operation of our businesses or force us to temporarily suspend operations. Furthermore, cyberattacks and financial crimes may increase under the new working arrangements such as expanded telework for employees.

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

Our financial condition and results of operations are materially affected by general economic conditions and financial markets in Japan and foreign countries, which would be influenced by various factors such as monetary policies taken by the Bank of Japan (“BOJ”) and other central banks, and fiscal policies, policies on financial markets, as well as related laws, regulations and agreements adopted by governmental authorities. Those factors include, for example, monetary easing by the BOJ and the increase of tariffs and other protectionist trade policies of countries including the U.S. Furthermore, geopolitical instability in various parts of the world, including North Africa, the Middle East, Asia and Eastern Europe, and material changes in regional economic or political unions or associations between countries, such as the United Kingdom’s exit from the European Union, which took place on January 31, 2020, could contribute to economic instability in those and other regions. Such regional economic instability could adversely affect Japanese and global economic conditions.

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

Our equity securities portfolio mainly consists of equity instruments at fair value through other comprehensive income. The reported value of our equity instruments at fair value through other comprehensive income accounted for 2.0% of our total assets at March 31, 2021, approximately 85.5% of which were Japanese equity securities. This value depends mainly on prices of the instruments in the stock market. In addition, the reported value, and gross unrealized gains and losses of those equity instruments at fair value through other comprehensive income at March 31, 2021 are described in “Item 5.A. Operating Results—Financial Condition—Investment Securities.”

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

We engage in trading and investing activities dealing with various kinds of financial instruments such as bonds, equities, currencies, derivatives and funds. For example, we have substantial investments in debt securities. At March 31, 2021, we had ¥14 trillion of Japanese government bonds classified as debt instruments at fair value through other comprehensive income, which accounted for approximately 6.1% of our total assets.

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

We and SMBC are subject to capital adequacy requirements established by the Financial Services Agency of Japan (“FSA”) which are based on the Basel rules text published by the Basel Committee on Banking Supervision (“BCBS”).

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

With respect to the quantity of the capital base, the minimum Common Equity Tier 1 risk-weighted capital ratio and minimum risk-weighted capital ratio applicable to us and SMBC have been 4.5% and 8% respectively since March 2015. Moreover, we are required to hold a capital conservation buffer to withstand future periods of stress and a countercyclical buffer as additional capital to reduce the buildup of systemic risk in periods and locations of excessive credit growth. The capital conservation buffer has been 2.5% since March 2019. As a result, taking the capital conservation buffer into account at March 2021, the total minimum Common Equity Tier 1 risk-weighted capital ratio has been 7%, and the total minimum risk-weighted capital ratio has been 10.5%. The countercyclical buffer is calculated as the weighted average of the buffers in effect in the jurisdictions to which we have credit exposure, with a maximum of 2.5% from March 2019.

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

In March 2019, the FSA published its guidelines for the leverage ratio applicable to banks and bank holding companies with international operations, which have been applied from March 31, 2019. Under the FSA’s guidelines for the leverage ratio, banks and bank holding companies with international operations must maintain a leverage ratio of at least 3% on both a consolidated basis and a nonconsolidated basis from March 31, 2019. On June 30, 2020, in light of the increasing impact of the COVID-19 pandemic, the FSA published amendments to its guidelines for the leverage ratio, which mainly exclude deposits with the BOJ from the denominator for the calculation of the leverage ratio in order to maintain harmonization with the monetary policy implemented by the BOJ and the prudential regulations for banks and other financial institutions. These amendments came into effect on June 30, 2020 and were scheduled to expire on March 31, 2021. On March 31, 2021, the FSA extended the expiry date of these amendments to March 31, 2022.

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

At March 31, 2021, on a consolidated basis, our total risk-weighted capital ratio, Tier 1 risk-weighted capital ratio and Common Equity Tier 1 risk-weighted capital ratio were 18.61%, 16.96% and 16.00%, compared to the minimum required ratios of 11.52%, 9.52% and 8.02%, respectively. Such minimum required ratios include the capital conservation buffer of 2.5%, the G-SIB capital surcharge of 1.0% and the countercyclical buffer of 0.02%.

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

The Banking Act authorizes the FSA to inspect banks and bank holding companies in Japan at any time and with any frequency. The FSA’s inspection processes are revised or amended from time to time. Our compliance with any such changes could result in an increase in our administrative expenses, which could have an adverse effect on our results of operations and financial condition.

The FSA and regulatory authorities in the United States and other jurisdictions, along with the United Nations and the Financial Action Task Force, have continued to make the prevention of money laundering and terrorism financing a focus of governmental policy relating to financial institutions. In April 2019, SMBC and its New York branch entered into a written agreement with the Federal Reserve Bank of New York requiring SMBC and its New York branch to address certain deficiencies relating to the New York branch’s anti-money laundering and economic sanctions compliance program. SMBC and its New York branch are required, among other things, to implement corrective measures and submit periodic progress reports to the Federal Reserve Bank of New York. If we fail to comply with the terms of the written agreement, we may become subject to monetary penalties and other regulatory sanctions, which could have a material adverse effect on us. Further, as a result of the deficiencies identified in the written agreement, we no longer meet the requirements to be treated as a financial holding company, and, pending completion of a remediation plan designed to meet these requirements, we are currently subject to restrictions in our ability to engage in certain new categories of financial activities in the United States and to make acquisitions of companies engaged in activities in the United States. If we fail to correct the conditions giving rise to such restrictions within the prescribed period of time, we may be required to divest or terminate certain business activities in the United States, which could adversely affect our operations and impair our ability to implement our business plans. Although we are committed to improving compliance with laws and regulations relating to anti-money laundering and economic sanctions, we will continue to be subject to ongoing inspection by the regulatory authorities in the United States and other jurisdictions. Any adverse regulatory action or change in regulatory focus, whether as a result of inspections or regulatory developments, may negatively affect our banking operations, cause harm to our reputation, and result in expensive remediation, monetary penalties and other regulatory sanctions.

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

We expect that the Biden Administration and the Democratically-controlled Congress will seek to implement a regulatory reform agenda that is significantly different than that of the Trump Administration. This reform agenda could include, among other things, a heightened focus on the regulation of loan portfolios and credit concentrations to borrowers impacted by climate change, heightened scrutiny of the Bank Secrecy Act and anti-money laundering requirements. It is too early for us to assess which, if any of these, policies would be implemented and what their impact on us would be.

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

For several years, global regulators and central banks have been pursuing international efforts to reform interest rate benchmarks, such as the London Interbank Offered Rate (“LIBOR”). In July 2017, the UK Financial Conduct Authority (“FCA”), which regulates LIBOR, announced that the FCA will no longer persuade or compel banks to submit rates for the calculation of LIBOR after 2021. On March 5, 2021, the FCA and ICE Benchmark Administration, the authorized and regulated administrator of LIBOR, announced that all the GBP, CHF, JPY, EUR LIBOR settings and the one-week and two month USD LIBOR settings will cease after December 31, 2021, and the remaining USD LIBOR settings will cease after June 30, 2023.

We have identified a significant number of assets and liabilities linked to LIBOR and other interest rate benchmarks, across businesses that require transition to alternative reference rates.

The transition away from and discontinuation of LIBOR and other interest rate benchmarks, uncertainty as to the availability and/or suitability of alternative reference rates, and differences between LIBOR, and other interest rate benchmarks and alternative reference rates may have a material adverse effect on financial markets and market participants, including us. Accordingly, we have taken, and are continuing to take, necessary steps to proactively address the transition and meet the industry-recommended and regulatory milestones, including developing internal systems and infrastructure to transition to alternative reference rates, as well as conducting outreach to inform our customers of the necessity to prepare for the cessation of LIBOR. Also, SMFG and major subsidiaries adhere to the IBOR Fallbacks Supplement to the 2006 ISDA Definitions and the ISDA 2020 IBOR Fallbacks Protocol, which came into effect on January 25, 2021.

However, we may face the risks that our actions to address the transition, including developing internal systems and infrastructure as well as customer outreach, may be delayed or may not be successful. Even if our actions are undertaken successfully, they may not be sufficient to address the transition and may lead to a negative impact on our customers. For example, our customers may consider that the advice and information that we prepare and provide is inadequate and/or inaccurate. Moreover, the valuation of certain of our financial assets and liabilities may change, and the inability of existing hedged and hedging transactions to meet the hedge relationship designation requirements could lead to an increase in profit and loss volatility. All of these could adversely affect our results of operations and financial condition. For further details, see Note 2 “Summary of Significant Accounting Policies—Hedge Accounting—Interest Rate Benchmark Reform” and Note 7 “Derivative

Financial Instruments and Hedge Accounting—Hedge accounting—Interest Rate Benchmark Reform” to our consolidated financial statements included elsewhere in this report.

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

Changes in the financial environment in Japan may also have a negative effect on the Japanese financial services industry. For example, prolonged monetary easing by the BOJ may continue to lower domestic interest spreads. This may significantly affect the businesses of commercial banks in Japan, including us. For further information on the BOJ’s monetary policy measures, see “Item 5. Operating and Financial Review and Prospects—Overview—Factors Affecting Results of Operation.”

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

The ratio of impaired loans and advances to the total loans and advances, both net of allowance for loan losses, were 0.8%, 0.5% and 0.6% at March 31, 2021, 2020 and 2019, respectively. For further information, see “Item 5.A. Operating Results— Financial Condition—Loans and Advances.”

A significant downgrade of our credit ratings could have a negative effect on us.

At the date of this annual report, the Company has the issuer ratings of A1/P-1 from Moody’s Japan K.K., the issuer credit rating of A- from S&P Global Ratings Japan Inc. and the foreign and local currency issuer default ratings of A/F1 from Fitch Ratings Japan Limited. There can be no assurance that these ratings will be maintained.

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

Changes in the legal environment have severely and adversely affected the business performance of consumer lending and credit card companies. We have exposures to the risks specific to the consumer finance industry through our subsidiaries, including SMBC Finance Service Co., Ltd. (“SMBC Finance Service”), formerly known as Cedyna Financial Corporation, and SMBC Consumer Finance Co., Ltd. (“SMBC Consumer Finance”).

Consumer lending and credit card companies had offered unsecured personal loans, which included loans with so-called “gray zone” interest in excess of the maximum rate prescribed by the Interest Rate Restriction Act (ranging from 15% to 20%) up to the 29.2% maximum rate permitted under the Act Regulating the Receipt of Contributions, Receipt of Deposits and Interest Rates (“Contributions Act”). However, amendments to laws regulating moneylenders, which increased the authority of government regulators, prohibited gray zone interest and introduced an upper limit on aggregate credit extensions to an individual by moneylenders at one-third of the borrower’s annual income, were promulgated in 2006 and became fully effective in June 2010. After the promulgation of such amendments, SMBC Finance Service, SMBC Consumer Finance and other companies engaged in related business reduced their interest rates on loans in preparation for the prohibition of gray zone interest. As a consequence, margins earned by those companies, as well as the amounts of loans extended, decreased.

In addition, as a result of court decisions unfavorable to those companies, claims for refunds of amounts paid in excess of the applicable maximum allowed rate by the Interest Rate Restriction Act have increased substantially. Although SMBC Finance Service, SMBC Consumer Finance and other subsidiaries have each recorded a provision for claims for refunds of gray zone interest on loans, we may be required to recognize additional losses if such provisions are determined to be insufficient, and the additional losses could have an adverse effect on our results of operations and financial condition.

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

SMBC and some of our other subsidiaries have various defined benefit plans. We have experienced in the past, and may experience in the future, declines in returns on plan assets and changes in the discount rates and other actuarial assumptions. If returns on plan assets decrease, or if we revise the discount rates and other assumptions, the deficit of the impacted defined benefit plan may increase and adversely affect our financial condition and results of operations. Because approximately half of our plan assets are composed of equity instruments, the plan assets are greatly affected by volatility in the prices of equity securities. Substantial declines in the prices for publicly traded Japanese stocks would negatively affect our plan assets. For further information, see Note 24 “Retirement Benefits” to our consolidated financial statements included elsewhere in this annual report.

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

U.S. law generally prohibits or substantially restricts U.S. persons from doing business with countries, regions and persons that are the subject of sanctions administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) or other agencies (“Restricted Targets” which include Iran, North Korea, Syria, Cuba and the Crimea region of Ukraine). Other applicable financial sanctions are administered by the Ministry of Finance of Japan and authorities in other countries.

We maintain a SMBC Group-wide policy designed to ensure compliance with U.S. and other applicable sanctions laws and regulations. Our non-U.S. offices engage in transactions relating to the Restricted Targets in compliance with applicable laws and regulations. These activities include or have included remittance of Japanese yen with respect to our customers’ export or import transactions, maintenance of correspondent banking accounts with Iranian banks, including the Central Bank of Iran, and the payment of fees in Japanese yen to certain Iranian banks in connection with performance bonds issued in the past by SMBC through such Iranian banks related to our customers’ projects in Iran. All such transactions were permissible under applicable laws and regulations at the times they were engaged in. SMBC has discontinued activities that have become impermissible as a result of changes in applicable laws and regulations. See “Item 4.B. Business Overview—Regulation in the United States—Laws Prohibiting Money Laundering and Terrorist Financing—U.S. Sanctions Targeting Iran Related Activities.” The performance bonds expired and have not been renewed, but SMBC continues to be obligated to pay certain fees to the Iranian banks. In addition, we maintain a representative office in Iran that mainly performs an information-collecting function and liaises with non-designated Iranian financial institutions and non-SDN Iranian parties on behalf of our non-U.S. offices.

We do not believe that our operations relating to the Restricted Targets materially affect our business, financial condition or results of operations. A limited number of potential violations of U.S. economic sanctions by SMBC have been identified and voluntarily disclosed to OFAC. These transactions resulted from the inherent limitation on information about underlying transactions that can be obtained in the course of normal banking operations, inadvertent operational errors, or from the lack of familiarity of some personnel of SMBC with the requirements of the relevant regulations in the past. We have continuously strengthened our SMBC Group-wide OFAC and other financial sanctions compliance program in an effort to prevent the recurrence of such potential violations. We settled some of the voluntarily disclosed potential violations with OFAC and others were closed without a penalty. However, in light of the inadvertent nature of such potential violations and the degree to which our strengthened compliance program aims to mitigate the risk of potential violations, we do not believe that our settlement with OFAC, or any possible penalties that OFAC may impose with respect to the other potential violations that remain unsettled, will have a material impact on our reputation, financial condition or results of operations, or on the prices of our securities.

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

In recent years, the U.S. government implemented a number of sanctions targeting non-U.S. persons for activities undertaken outside the United States (“secondary sanctions”) that involve specific sanctions targets or certain activities including, among other things, certain transactions related to Iran’s energy, petrochemical, shipping and shipbuilding sectors. Pursuant to the July 14, 2015 Joint Comprehensive Plan of Action (“JCPOA”) agreed to by the five permanent members of the United Nations Security Council plus Germany and Iran, with the European Union, on January 16, 2016 (“Implementation Day”), the United States lifted U.S. nuclear-related secondary sanctions targeting Iran. Even after Implementation Day, certain secondary sanctions remained in effect, including those targeting significant transactions involving Iranian or Iran-related Specially Designated Nationals and Blocked Persons (“SDNs”). However, in 2018, the United States terminated its participation in the JCPOA. At November 5, 2018, following the conclusion of certain “wind-down” periods, all U.S. sanctions (both primary and secondary) that had been waived or lifted under the JCPOA have been re-imposed and are fully effective, and additional sanctions were put into place in 2019 and 2020. While the parties to the JCPOA have engaged in negotiations concerning a possible return to the agreement by the United States, as of June 29, 2021, all such sanctions remain in effect. In accordance with applicable laws and regulations, SMBC intends to provide certain services, including settlement services in connection with customers’ trade transactions between Japan and Iran, to the extent that such activities are permissible under U.S. secondary sanctions. For more details of relevant laws and regulations, see “Item 4.B. Business Overview—Regulations in the United States—Laws Prohibiting Money Laundering and Terrorist Financing.”

In addition, the U.S. government and authorities in other countries have enacted a series of Ukraine-related sanctions, including those under the U.S. Ukraine-Related Sanctions Regulations, the U.S. Ukraine Freedom Support Act of 2014, as amended, and “sectoral” sanctions on the financial, energy and defense sectors of the Russian economy.

The U.S. government has imposed targeted sanctions against individuals in China and Hong Kong pursuant to the Hong Kong Autonomy Act and Executive Order 13936, and has also imposed restrictions pursuant to Executive Order 13959, as amended, on transactions by U.S, persons in securities issued by or linked to certain Chinese companies determined to be associated with the Chinese military-industrial complex. Additionally, pursuant to the Global Magnitsky Human Rights Accountability Act and Executive Order 13818, the U.S. government has sanctioned a number of Chinese entities and individuals in connection with China’s actions with respect to the Xinjiang Uyghur Autonomous Region (“Xinjiang”), and published an advisory warning U.S. and non-U.S. companies with supply chain exposure to Xinjiang of reputational, economic, and legal risks of involvement with entities that engage in human rights abuses, including but not limited to forced labor in the manufacture of goods intended for domestic and international distribution. While the sanctions imposed under these authorities to date have not materially impacted our business, it is possible that future sanctions may have a more significant effect on us.

In February 2021, in response to the coup in Burma, President Biden issued Executive Order 14014, authorizing the imposition of targeted sanctions against individuals and entities in Burma. Pursuant to the order, OFAC has added to the SDN List a number of individuals involved in or supporting the coup, family members of such individuals, as well as a number of Burmese state-owned enterprises. If additional sanctions are imposed, it is possible that they could have an adverse impact on the operations of SMBC’s branch in Yangon or on our customers’ business involving entities in Burma.

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

We are exposed to risks associated with climate change, including the physical risks of climate change and risks from the transition to a decarbonized society.

Risks associated with climate change are subject to increasing societal, regulatory and political focus in Japan and globally. These risks include the physical risks of climate change and risks from the transition to a decarbonized society. In order to address these risks, we have begun efforts to strengthen our climate change scenario analysis and consider countermeasures at the management level. These proposed countermeasures are reported to the Management Committee and Risk Committee and reviewed by outside directors on the board of directors. However, these efforts may not be successful, and even if they are undertaken successfully, they may not be sufficient. In such a case, they may lead to an adverse effect on our financial condition and results of operations.

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

There are also risks from the transition to a decarbonized society. For example, due to changes in climate change policies, tightening of environmental regulations and technological innovation to address climate change, our customers in sectors that are deemed to contribute significantly to climate change may experience declines in the value of their assets (i.e., asset stranding). In addition, our customers’ financial condition and performance could suffer from increasing costs associated with climate change response measures, which could result in an increase in our credit costs.

Moreover, amid growing interest in initiatives related to the Task Force on Climate-related Financial Disclosures (“TCFD”) and Sustainable Development Goals (“SDGs”), if our efforts and disclosure regarding corporate social responsibility are viewed as insufficient, we could suffer from increased social criticism, which could adversely affect the market price of our shares and/or the environment for our capital raising activities. For further information, see “Item 4.B. Business Overview—Sustainability Management” and “Item 4.B. Business Overview—Management of Climate-related Risk.”

Our risk management policies and procedures may not adequately address unidentified or unanticipated risks.

Our business operations are subject to various laws and regulations across the jurisdictions in which we do business. In addition, we face significant regulatory scrutiny and expectations with respect to, among other things, governance, infrastructure, data and risk management practices and controls.

We have implemented or enhanced SMBC Group-wide risk management programs and program oversight, including compliance risk management. We have also devoted significant resources to strengthening our risk management framework and the policies and procedures thereunder, and expect to continue doing so in the future. Nevertheless, particularly in light of the continuing evolution of our operations and expansion into new areas, our policies and procedures designed to identify, monitor and manage risks may not be fully effective or sufficient.

Furthermore, management of risks requires, especially for compliance risk management, among other things, policies and procedures to properly record and verify large numbers of transactions and events, but deficiencies in the quality or effectiveness of our data gathering, analysis and validation processes could result in ineffective risk management practices and inaccurate reporting. Some of our methods of managing compliance risks are based upon our use of observed historical market behavior and thus may not accurately predict future risks.

Ineffectiveness or insufficiency of our risk management may result in violations of laws including the Japanese antitrust and fair trade laws by us or by SMBC and/or failure to comply with regulatory and supervisory expectations with respect to our compliance function. As a consequence of such violations or failures, we could be subject to regulatory investigations, enforcement actions and legal proceedings, any of which could result in substantial penalties, fines or other sanctions and damage to our reputation.

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

Maintaining our reputation is vital to our ability to attract and maintain customers, investors and employees. Our reputation could be damaged through a variety of circumstances, including, among others, fraud or other misconduct or unlawful behavior by directors, officers or employees, systems failures, compliance failures, investigations, adverse litigation judgments or regulatory decisions, or unfavorable outcomes of governmental inspections. Adverse publicity or negative information regarding Japan’s financial services industry or us that may be published or broadcast by the media or posted on social media, non-mainstream news services or other parts of the internet, even if inaccurate or not applicable to us, may have a materially adverse effect on our brand image and undermine depositor confidence, thereby affecting our businesses and results of operations. For example, actual or rumored investigations of us or our directors, officers or employees, or actual or rumored litigation or regulatory proceedings, or media coverage of the same, may have a material adverse effect on our reputation and could negatively affect the prices of our securities. Actions by the financial services industry generally or by certain members in the industry can also adversely affect customers’ confidence on the financial services industry. In addition, investors and other stakeholders have placed emphasis and focus on environmental and social issues, including climate change due to global warming and human rights violations in supply chains. Our reputation may be adversely impacted by negative perceptions of us and our operations in light of these environmental and social concerns, or if we are unable to meet stakeholder expectations in our efforts to address them. Such reputational harm could also lead to a decreased customer base, reduced revenues and higher operating costs.

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

Pursuant to the deposit agreement among us, the depositary and the holders and beneficial owners of ADSs, the depositary will endeavor to exercise voting and other rights associated with shares underlying ADSs in accordance with instructions given by ADS holders, and the depositary will also pay to ADS holders dividends and distributions collected from us. However, the depositary is permitted under the deposit agreement to exercise reasonable discretion in carrying out those instructions or in making distributions and is not liable for failure to carry out instructions or make distributions as long as it acts in good faith. Therefore, ADS holders may not be able to exercise voting or other rights associated with the shares underlying ADSs in the manner that they intend or may lose some or all of the value of dividends or distributions collected from us. Moreover, the deposit agreement may be amended or terminated by us and the depositary without any reason, or consent from or notice to ADS holders. As a result, ADS holders may not be able to exercise rights in connection with the deposited shares exercised in the way they wish or at all.

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

4.B.    BUSINESS OVERVIEW

Overview

We are the holding company for the SMBC Group. The SMBC Group is comprised of SMBC, SMBC Trust Bank Ltd. (“SMBC Trust Bank”), SMFL, SMBC Nikko Securities Inc. (“SMBC Nikko Securities”), Sumitomo Mitsui Card Company, Limited (“Sumitomo Mitsui Card”), SMBC Finance Service Co., Ltd. (“SMBC Finance Service”), SMBC Consumer Finance Co., Ltd. (“SMBC Consumer Finance”), The Japan Research Institute, Limited (“The Japan Research Institute”), Sumitomo Mitsui DS Asset Management Company, Limited (“SMDAM”) and other subsidiaries and affiliates. We are one of the three largest financial groups in Japan and offer a diverse range of financial services, including commercial banking, leasing, securities, consumer finance and other services. See “Item 4.C. Organizational Structure.”

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

Sustainability Management

The world is currently facing a range of environmental and social issues, for example, climate change due to global warming and human rights violations in supply chains. In response to these environmental and social challenges, the public and private sectors have implemented various initiatives aimed at realizing a sustainable society, with growing interest in the SDGs set by the United Nations General Assembly in 2015 and environment, social, and governance (“ESG”) investing.

We define sustainability as “creating a society in which today’s generation can enjoy economic prosperity and well-being, and pass it on to future generations,” and are promoting sustainability management under the Corporate Sustainability Committee, which is chaired by the Group Chief Executive Officer. In addition, in April 2021, we established the Chief Sustainability Officer (“CSuO”) position as part of the group CxO framework to oversee and promote the SMBC Group’s sustainability-related initiatives.

In September 2019, we signed the Principles for Responsible Banking, which were proposed by the United Nations Environment Programme Finance Initiative as a framework for the sustainable banking system of the future.

In April 2020, we established the “SMBC Group Statement on Sustainability,” as the basic principles upon which our efforts to realize a sustainable society will be based. To realize sustainability as well as to accelerate sustainability management, we also established “SMBC Group GREEN×GLOBE 2030,” a ten-year plan toward 2030. It includes our external and internal initiatives such as promotion of finance contributing to the realization of sustainability and enhancement of employees’ awareness of sustainability. The key pillars of “SMBC Group GREEN×GLOBE 2030” are as follows:

•	Sustainability initiatives that are directed towards our customers/society;

•	Internal initiatives that contribute to sustainability management;

•	Enhance engagement with investors.

Based on the statement and plan, we are dedicated to our priority issues, focusing especially on the “Environment” as a corporate citizen that protects the green earth, as well as on the “Community” and the “Next generation” as a member of society.

Environment

The global environment is an important asset that is shared by all of humanity, regardless of region or age, and a healthy environment is prerequisite to the realization of a sustainable society. We are earnestly engaging with climate change and various other environmental issues. By helping resolve such issues through our business, we aim to ensure that we can pass on a healthy environment to future generations.

The imperative to address climate change concerns continues to grow especially since the adoption of the Paris Agreement. In October 2020, the Government of Japan announced a net-zero emissions goal for 2050, committing to achieving a transition toward a decarbonized society. Given these circumstances, we strive to achieve greenhouse gas emissions reductions in line with the goals of the Paris Agreement and to support the activities of our clients contributing to the transition toward and realization of a decarbonized society.

On May 12, 2021, we announced “Reinforcing Efforts against Climate Change.” In the reinforced efforts, climate change is recognized as a “Major Challenge” that spans the key pillars of “SMBC Group GREEN×GLOBE 2030.” Also, in order to effectively pursue efforts to reduce greenhouse gas emissions, we aim to establish and publicly announce a detailed action plan.

In addition, we are disclosing our financing policies for businesses and sectors listed below, with a high risk of significantly impacting the environment or society. The policies are introduced in SMBC, SMBC Trust Bank, SMFL and SMBC Nikko Securities. We continue to engage with customers and various other stakeholders while constantly considering the need to revise our financing policies as necessitated by the operating environment. In May 2021, we revised our policy regarding coal-fired power plants so that finance for newly planned coal-fired power plants and the expansion of existing plants is not provided, effective from June 1, 2021.

•	Coal-fired power generation

•	Hydroelectric power generation

•	Oil and gas

•	Coal mining

•	Tobacco manufacturing

•	Nature conservation areas

•	Palm oil plantation development

•	Deforestation

•	Manufacturing of cluster bombs and other weapons of destruction

Furthermore, we have been supporting the Task Force on Climate-related Financial Disclosures (“TCFD”) since December 2017, and we are performing climate change scenario analyses and working together with customers to address the issues caused by climate change and help realize a decarbonized society. In August 2020, we issued our first “SMBC Group TCFD Report” which summarizes our approach on climate change.

Community

We understand that a community where people in our society feel the connection, support and safety among each other is the essence of human life and economic activities. As a responsible member of the community, we continue to make contributions to the society.

For example, we established the “GREEN×GLOBE Partners,” a community platform that aims to solve environmental and social issues. Through the platform, we work with customers to realize a sustainable society by hosting seminars and facilitating the exchange of information concerning the environment and society, assisting participants in connecting with each other, and initiating projects that contribute to solving social issues.

Next Generation

Ensuring the sustainability of our society and economy amid the changing social environment will require the cultivation of human resources who can support society with the necessary knowledge and technologies. We are promoting sustainability by fostering the next-generation human resources and industries that will shape the society of the future together with us.

For example, we provide financial literacy education to a wide range of age groups, from children to adults, on topics such as managing household finances and loans and credit as a way to provide accurate knowledge about financial matters.

Management of Climate-related Risk

Climate-related risk refers to the risk of loss arising from climate change and is primarily divided into physical risks and transition risks. Physical risks consider how acute meteorological phenomenon and chronic climate change can directly damage physical assets or otherwise impact their value or productivity. The progress of global warming may lead to increase in acute natural disasters such as typhoons and floods, and chronic climate changes such as an increase in precipitation due to a rise in average temperature. Accordingly, there are risks that we become unable to continue our business operations due to a disaster that strikes our head office or branch offices and a risk of increased costs due to disaster countermeasures and damage restoration. In addition, there are risks such as an increase in our credit costs and a decrease in deposits associated with deterioration in customer performance and collateral damage due to natural disasters.

Transition risks consider how strengthening of policies and regulations and changes in technologies and markets can lead to changes in the value of assets, commodities and companies. The transition to a decarbonized society is resulting in a push for tighter regulations at the national and international levels, including stricter carbon emission targets and carbon tax schemes, and may also promote transformation in the industrial structure due to the introduction of new technologies and energy sources and changes in consumer preferences. An increase in carbon emission control costs and changes in the supply and demand balance for products and services cause deterioration in customer performance due to revenue decline and impairment of existing assets for some customers, and as a result, there is a risk of an increase in our credit costs. Furthermore, it may be necessary to review our business strategies such as our financing policy on sectors.

In addition, companies are required to take measures such as business model transformation and carbon emission reduction that are appropriate for a decarbonized society. Growing demand for disclosure from stakeholders and efforts to address climate change are becoming one of the criteria for evaluation of companies. Lack of efforts to address climate change and delays in responding to demand for information disclosure may lead to deterioration of our reputation, and, as a result, there is a risk of deterioration in our funding environment.

With the increased importance and focus on climate-related risk, we have continued to expand our governance of climate-related risk and integrate climate considerations into the priorities of our board of directors and senior management. For example, regular reports regarding our sustainability-related efforts, including climate-related efforts, are submitted to the SMBC Group Management Committee, Corporate Sustainability Committee, board of directors, and Risk Management Committee. Moreover, the CSuO position was established in April 2021 as part of the group CxO framework to oversee and promote all our sustainability-related initiatives.

In addition, we have identified climate change risk as one of our Top Risks, which are risks that threaten to significantly impact management, and conducted scenario analyses of transition and physical risks while also introducing policies on businesses and sectors that are likely to have a significant impact on climate change.

We will continue to enhance the policies, expand the scope of its scenario analysis, and monitor other measures to strengthen our risk management framework. At the same time, we will reduce risks by supporting customers attempting to transition toward a decarbonized society. Additional information about our management of climate-related risk is available on our website (the contents of which are not incorporated by reference in this annual report).

Description of Operations and Principal Activities

Wholesale Business Unit

The Wholesale Business Unit provides comprehensive solutions primarily for corporate clients in Japan that respond to wide-ranging client needs in relation to financing, investment management, risk hedging, settlement, M&A and other advisory services, digital services and leasing. This business unit mainly consists of the wholesale businesses of SMBC, SMBC Trust Bank, SMFL, SMBC Nikko Securities, Sumitomo Mitsui Card and SMBC Finance Service, which changed its corporate name from Cedyna Financial Corporation upon merger with former SMBC Finance Service Co., Ltd. on July 1, 2020.

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

For mid-sized companies and small and medium-sized enterprises, the Wholesale Business Unit provides a wide range of financial services including direct investment, LBO financing, debt restructuring, support for initial public offering and M&A advisory to enhance our customers’ corporate value, working in conjunction with private equity funds as necessary. In real estate and related businesses, this business unit provides a full lineup of services including brokerage and asset management by SMBC Trust Bank and funding support mainly by SMBC.

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

Digital Services

The Wholesale Business Unit supports customers’ digitalization and new business creation efforts. For example, this business unit provides convenient digital services by enhancing collaboration between digital-related services by the SMBC Group companies, such as robotic process automation and electronic contract services. In addition, this business unit launched a corporate digital platform which delivers a diverse range of financial and non-financial services including those of external partners.

Leasing

The Wholesale Business Unit provides a wide range of leasing services including equipment, operating and leveraged leasing mainly through SMFL, one of the major leasing companies in Japan. We have a 50% equity interest in SMFL while the remaining 50% is held by Sumitomo Corp, a non-affiliate, which makes SMFL our joint venture with Sumitomo Corp.

SMFL had previously been our subsidiary, in which we held a 60% equity interest. In November 2018, based on the agreement concerning the reorganization of our joint leasing partnership announced in March 2018, we transferred a portion of our shares of SMFL, a company jointly owned by us and Sumitomo Corp, to SMFL. Upon the share transfer, our equity interest in SMFL decreased from 60% to 50% while Sumitomo Corp’s equity interest increased from 40% to 50%. As a result, SMFL ceased to be our consolidated subsidiary and became our joint venture, and its consolidated subsidiaries SMBC Aviation Capital Limited, which belongs to the Global Business Unit, and SMFL Capital Company became our equity-method investees. Subsequently, in January 2019, SMFL Capital Company was merged into SMFL.

Retail Business Unit

The Retail Business Unit provides financial services to consumers residing in Japan and mainly consists of the retail businesses of SMBC, SMBC Trust Bank and SMBC Nikko Securities, together with three consumer finance companies, Sumitomo Mitsui Card, SMBC Finance Service and SMBC Consumer Finance. This business unit offers a wide range of products and services for consumers, including wealth management services, settlement services, consumer finance and housing loans, in order to address the financial needs of all individual customers.

Wealth Management

The Retail Business Unit offers a variety of wealth management services to high-net-worth customers as well as customers with needs for asset building in the mass affluent and mass segments. The financial products and services that this business unit offers include deposit products such as time deposits and foreign currency deposits, investment trusts, equities, bonds, insurance products and trust services.

In order to meet high-net-worth customers’ diverse needs for asset management, including asset succession, SMBC, SMBC Trust Bank and SMBC Nikko Securities are promoting greater collaboration by leveraging SMBC’s broad client base and high advisory capabilities of SMBC Trust Bank and SMBC Nikko Securities. In addition, we are appointing dedicated staff to high-net-worth customers to give them access to outstanding advice and service.

Settlement

The Retail Business Unit conducts credit card, installment and solution businesses and provides customers with secure and convenient payment methods.

In the credit card business, Sumitomo Mitsui Card and SMBC Finance Service conduct a comprehensive credit card business with a strong brand, and offer a variety of settlement and finance services to meet diverse customer needs.

Sumitomo Mitsui Card is a leading company in Japan’s credit card industry, having introduced the Visa brand into the Japanese market, and issues a variety of affiliated credit cards in cooperation with partners including, but not limited to, railway companies, airline companies, department stores and online retailers to satisfy both these partners’ and cardholders’ needs.

SMBC Finance Service conducts credit card, installment (such as shopping credit and automobile loan) and solution (such as collection outsourcing and factoring) businesses.

We, Sumitomo Mitsui Card, SMBC and NTT DoCoMo, Inc. (“NTT DoCoMo”) formed a strategic business and capital alliance in credit payment services in 2005. In September 2018, we entered into an agreement for new business cooperation with NTT DoCoMo to further expand credit payment services and explore new ways of collaboration in areas such as FinTech. Based on this agreement, we acquired an additional 34% of the outstanding shares of Sumitomo Mitsui Card from NTT DoCoMo and, as a result, our equity interest in Sumitomo Mitsui Card increased from 66% to 100% on April 1, 2019. Simultaneously, we made SMBC Finance Service, formerly known as Cedyna, a subsidiary of Sumitomo Mitsui Card, in order to provide comprehensive solutions that benefit both the business operators and end-users. SMBC, Sumitomo Mitsui Card and SMBC Finance Service are leveraging their strengths to address cashless payment needs and integrate marketing and business operations.

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

The Retail Business Unit operations are mainly conducted through a large and well developed branch network. We had a domestic network consisting of 452 SMBC branch offices, 46 SMBC Trust Bank branch offices, 129 SMBC Nikko Securities branch offices and 825 SMBC Consumer Finance staffed and unstaffed branch offices at March 31, 2021. Some SMBC branches provide financial consultation services for asset management and housing loans during extended hours, including weekday evenings, weekends and national holidays, for the convenience of individual customers.

The Retail Business Unit also operates an extensive network of ATMs in Japan. SMBC offers its customers’ access to ATMs, some of which are SMBC’s ATMs and the majority of which are ATMs made available through arrangements with other ATM providers such as convenience store chains. At March 31, 2021, the number of SMBC’s ATMs was 4,558. In addition, SMBC Consumer Finance offers its customers’ access to 1,692 automatic contract machines and ATMs at March 31, 2021.

This business unit also offers internet banking services for consumers. At March 31, 2021, SMBC’s internet banking services had approximately 18 million registered users. The users are able to transfer funds, perform balance inquiries, make time deposits and foreign currency deposits, and buy and sell investment trusts over the internet with smartphones and computers.

Moreover, in credit card business, there are approximately 50 million card holders of Sumitomo Mitsui Card and SMBC Finance Service at March 31, 2021.

The Retail Business Unit is implementing an initiative to further enhance its simple and efficient administrative operations by digitalization of administrative processes and transfer of administrative functions of branches to administration centers, and over-the-counter consultation functions through the combination of full-service branches and branches specialized in individual consultation. With this initiative, we aim to reduce costs while providing customers with convenient and high quality services.

The Retail Business Unit promotes digitalization in a variety of areas, including promotion of use of debit cards and credit cards that address cashless payment needs, a smartphone application that allows our customers to easily and seamlessly view information on transactions with SMBC and Sumitomo Mitsui Card, and an automated chat service utilizing artificial intelligence.

Global Business Unit

The Global Business Unit, which was renamed from the International Business Unit on April 1, 2020, supports the global businesses of a diverse range of clients, such as Japanese companies operating overseas, non-Japanese companies, financial institutions and government agencies and public corporations of various countries. This business unit mainly consists of the international businesses of SMBC, SMBC Trust Bank, SMFL, SMBC Nikko Securities and their foreign subsidiaries. At March 31, 2021, we have global network of 148 overseas offices.

Banking Business

The Global Business Unit provides a variety of tailored products and services to meet customer and market requirements, including loans, deposits, clearing services, trade finance, project finance, loan syndication, derivatives and global cash management services.

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

In April 2019, we commenced full operations of SMBC Bank EU AG, a banking subsidiary established in Germany, to retain our ability to respond flexibly to changes in the political and economic environment in Europe, including the United Kingdom’s exit from the European Union. Through SMBC Bank EU AG and our other existing networks, we continue to provide clients with sustained and stable financial services while expanding the range of our services.

SMBC seeks to meet customers’ needs globally, together with the network of SMBC’s foreign banking subsidiaries such as SMBC Bank International plc, which changed its corporate name from Sumitomo Mitsui Banking Corporation Europe Limited in October 2020, SMBC Bank EU AG, Sumitomo Mitsui Banking Corporation (China) Limited, PT Bank BTPN Tbk and foreign banking associates, including The Bank of East Asia, Limited, ACLEDA Bank Plc. and Vietnam Export Import Commercial Joint Stock Bank.

Securities Business

In overseas markets, the Global Business Unit provides services such as underwriting activities, Japanese stock brokerage and M&A advisory through SMBC Nikko Capital Markets Limited and SMBC Nikko Securities America, Inc., which are subsidiaries of SMBC in the United Kingdom and the United States respectively. In addition, this business unit provides services such as underwriting activities and Japanese stock brokerage through SMBC Nikko Capital Markets Europe GmbH, Japanese stock brokerage and M&A advisory services through SMBC Nikko Securities (Hong Kong) Limited and SMBC Nikko Securities (Singapore) Pte. Ltd., and M&A advisory related services through SMBC Nikko Investment Consulting (Shanghai) Limited. Together with other SMBC Nikko Securities’ subsidiaries and affiliates, this business unit offers high quality financial services to clients on a global basis.

Leasing Business

The Global Business Unit provides a variety of leasing services related to the construction machinery, transportation equipment, industrial machinery, medical equipment and other categories mainly through SMFL’s offices overseas. This business unit also offers aircraft leasing services through SMBC Aviation Capital Limited, a subsidiary of SMFL, and railcar leasing services through SMBC Rail Services LLC, which is a railcar operating leasing company and a subsidiary of SMBC Leasing and Finance, Inc.

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

In April 2019, Sumitomo Mitsui Asset Management (“SMAM”), our subsidiary, merged with Daiwa SB Investments Ltd. (“DSBI”), previously our associate, to form SMDAM. Our equity interest in SMDAM resulting from the merger is 50.1%, and as such, SMDAM is our subsidiary. Through the merger, we aim to establish an asset management company that combines the strengths and expertise of SMAM and DSBI, and offers high quality investment management performance and services in order to properly address client needs.

Others

Kansai Mirai Financial Group, Inc. (“Kansai Mirai Financial Group”), which became our associate in April 2018, engages in commercial banking business in Kansai area. However, in December 2020, we sold a part of our shares of Kansai Mirai Financial Group and as a result, Kansai Mirai Financial Group is no longer our associate.

Management Policies

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

Under our business strategy of “Transformation” and “Growth”, we have identified “Seven Key Strategies” as shown below:

•	Pursue sustainable growth of wealth management business;

•	Improve productivity and strengthen solutions in the domestic wholesale business;

•	Enhance overseas corporate and investment banking business to improve asset / capital efficiency;

•	Hold the number one position in payment business;

•	Enhance asset-light business on a global basis;

•	Expand franchise in Asia and strengthen digital banking; and

•	Develop digital solutions for corporate clients.

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

Revenues by Region

The following table sets forth the percentage of our total operating income under IFRS for the fiscal years ended March 31, 2021, 2020, and 2019, based on the total operating income of our offices in the indicated regions. For each of the periods presented, we earned more than half of our total operating income in Japan, where we compete with other major Japanese banking groups and financial service providers. We earned the remainder in the Americas, Europe and Middle East, and Asia and Oceania, where we mainly compete with global financial institutions.

	For the fiscal year ended March 31,
	2021	2020	2019
Region:
Japan	66%	66%	66%
Foreign:
Americas	14%	10%	10%
Europe and Middle East	8%	7%	12%
Asia and Oceania (excluding Japan)	12%	17%	12%

Total	100%	100%	100%

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

Supervisory and regulatory authorities

Pursuant to the Banking Act, the Financial Services Agency of Japan has the authority in Japan to supervise banks, bank holding companies and banks’ principal shareholders, meaning bank shareholders having 20% (or 15% in some cases) or more of the voting rights of a bank. The Bank of Japan also has supervisory authority over banks in Japan based primarily on its contractual agreements and transactions with Japanese banks. Only companies licensed by the Prime Minister are defined as banks under the Banking Act, and licenses may be granted only to a kabushiki kaisha, a joint stock corporation, with paid-up capital of ¥2 billion or more.

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

The Banking Act authorizes the FSA to inspect banks and bank holding companies in Japan at any time and with any frequency. The FSA monitors the financial soundness of banks and the status and performance of their control systems and reviews their compliance with laws and regulations. The FSA had issued guidelines on its inspection of financial institutions called the Financial Inspection Manual. The Financial Inspection Manual itself does not have the force of law, but the FSA’s inspections of banks have been based on the Financial Inspection Manual, which emphasized the need for bank self-assessment rather than assessment based on the advice of the government authority and risk management by each bank instead of a mere assessment of its assets. In December 2017, the FSA published a report on its supervisory approaches and transformation, which was revised in June 2018. Based on the report, the FSA introduced its new supervisory approaches, which include expanding the scope of its supervisory approaches from a backward-looking, element-by-element compliance check to substantive, forward-looking and holistic analysis and judgment, leading to the FSA’s repeal of the Financial Inspection Manual in December 2019. Following an inspection, the FSA may exercise its authority over a bank under the Banking Act to suspend or terminate its banking business.

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

In addition to the above-mentioned minimum capital requirements and capital buffer requirements under Basel III, organizations identified by the FSB as G-SIBs, which includes us, are required to maintain an additional 1% to 2% of Common Equity Tier 1 capital as a percentage of risk-weighted assets based on the organization’s size, interconnectedness, substitutability, complexity and cross-jurisdictional activity as determined by the FSB. The amount of G-SIB capital surcharge that has applied to us from 2019 based on the FSB’s determination is 1% of risk-weighted assets. The FSB updates its list of G-SIBs on an annual basis.

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

Under the FSB’s TLAC standards and the Japanese TLAC Standards, entities designated by the FSA as an entity that would enter into domestic resolution proceedings for Japanese G-SIBs, or the Domestic Resolution Entities, are required:

•

to meet certain minimum external TLAC requirements (being at least 16% of their risk-weighted assets from March 2019 and at least 18% of their risk-weighted assets from March 2022 as well as at least 6% of their Basel III leverage ratio denominator from March 31, 2019 and at least 6.75% from March 31, 2022); and

•

to cause any material subsidiaries or material sub-groups in Japan designated as systemically important by the FSA, or any foreign subsidiaries that are subject to TLAC or similar requirements by the relevant foreign authorities, to maintain a certain level of capital and debt that is recognized as having loss-absorbing and recapitalization capacity (“internal TLAC”).

In addition, according to the Japanese TLAC Standards, Japanese G-SIBs are allowed to count Japan’s deposit insurance fund reserves in an amount equivalent to 2.5% of their risk-weighted assets from March 2019 and 3.5% of their risk-weighted assets from March 2022 as external TLAC.

The FSB’s TLAC Standards also prescribe a minimum TLAC requirement of at least 6% of the resolution group’s Basel III leverage ratio denominator from March 31, 2019, increasing to at least 6.75% from March 31, 2022, and according to the Japanese TLAC Standards, the same external TLAC requirements on the leverage ratio basis are required for bank holding companies of Japanese G-SIBs including us.

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

On March 27, 2020, the GHOS endorsed a set of measures to provide additional operational capacity for banks and supervisors to respond to the immediate financial stability priorities resulting from the impact of the COVID-19 pandemic on the global banking system. According to the measures, the implementation timeline of the outstanding Basel III standards has been deferred by one year. The revised framework, other than revisions to the capital floor, will take effect from January 1, 2023. The revisions to the capital floor will be phased in from January 1, 2023, with an initial capital floor of 50%, and will reach 72.5% by January 1, 2028. On March 30, 2020, in light of the above changes, the FSA announced its plan to defer the implementation of Basel III standards in Japan by one year, to March 31, 2023. On December 24, 2020, the FSA published its draft regulatory policy for implementation of the Basel III standards in Japan.

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

In March 2019, the FSA published its guidelines for the leverage ratio applicable to banks and bank holding companies with international operations, which have been applied from March 31, 2019. Under the FSA’s guidelines for the leverage ratio, banks and bank holding companies with international operations must maintain a leverage ratio of at least 3% on both a consolidated basis and a nonconsolidated basis from March 31, 2019. On June 30, 2020, in light of the increasing impact of the COVID-19 pandemic, the FSA published amendments to its guidelines for the leverage ratio, which mainly exclude deposits with the BOJ from the denominator for the calculation of the leverage ratio in order to maintain harmonization with the monetary policy implemented by the BOJ and the prudential regulations for banks and other financial institutions. These amendments came into force on June 30, 2020 and were scheduled to expire on March 31, 2021. On March 31, 2021, the FSA extended the expiry date of these amendments to March 31, 2022.

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

On March 31, 2021, the FSA published its guidelines for net stable funding ratio (“NSFR”) applicable to banks and bank holding companies with international operations that will be applied from September 30, 2021. These guidelines are based on the full text of the NSFR standard issued by the BCBS in October 2014. NSFR is intended to require a minimum amount of stable sources of funding at a bank relative to the liquidity profiles of the bank’s assets, as well as the potential for contingent liquidity needs arising from off-balance sheet commitments, over a one-year horizon. Under the FSA’s NSFR guidelines, banks and bank holding companies with international operations must maintain NSFR of at least 100% on both a consolidated basis and a nonconsolidated basis. The minimum NSFR requirements will be 100% from September 30, 2021.

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

Pursuant to the Japanese Institute of Certified Public Accountants (“JICPA”) guidelines, the outcome of each financial institution’s self-assessment leads to substantially all of a bank’s loans and other claims on customers being analyzed by classifying obligors into five categories: (1) normal borrowers; (2) borrowers requiring caution; (3) potentially bankrupt borrowers; (4) virtually bankrupt borrowers; and (5) bankrupt borrowers. The reserve for possible loan losses is then calculated based on the obligor categories.

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

Independent of the Banking Act disclosure regulations, the Act Concerning Emergency Measures for the Revitalization of Financial Functions requires banks to disclose their loans and their other problem assets. Under this law, assets are classified into four categories: (1) bankrupt and quasi-bankrupt assets, (2) doubtful assets, (3) substandard assets and (4) normal assets. Generally, bankrupt and quasi-bankrupt assets correspond to the total of bankrupt loans and the lower tier of the non-accrual loans (the borrowers of which are virtually bankrupt) under the Banking Act disclosure. Doubtful assets generally correspond to the higher tier portion of the non-accrual loans (the borrowers of which are not, but have the potential to become, bankrupt). The substandard assets generally correspond to the total of the restructured loans and past due loans (three months or more). Bankrupt and quasi-bankrupt assets and doubtful assets also include non-loan assets, for example, securities lending, foreign exchange, accrued interest, advanced payments and customers’ liabilities for acceptances and guarantees.

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

•	the total risk-weighted capital ratio of a bank with international operations declines to less than 2% but not less than 0%;

•	the Common Equity Tier 1 risk-weighted capital ratio becomes less than 1.13% but not less than 0%;

•	the Tier 1 risk-weighted capital ratio becomes less than 1.5% but not less than 0%; or

•	the leverage ratio becomes less than 0.75% but not less than 0%.

The FSA may order the bank to suspend all or part of its business, if

•	the total risk-weighted capital ratio, the Common Equity Tier 1 risk-weighted capital ratio or Tier 1 risk-weighted capital ratio of a bank with international operations declines below 0%; or

•	the leverage ratio declines below 0%.

The FSA may take actions similar to the actions the FSA may take with respect to a bank, if;

•	the total risk-weighted capital ratio of a bank holding company that holds a bank with international operations declines to levels below 8%;

•	the Common Equity Tier 1 risk-weighted capital ratio declines to levels below 4.5%; or

•	the Tier 1 risk-weighted capital ratio declines to levels below 6%; or

•	the leverage ratio declines to levels below 3%.

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

From April 2019 to March 2020, the DIC received annual insurance premiums from member deposit-taking institutions amounting to 0.045% of deposits primarily for payment and settlement purposes and 0.032% of deposits for other deposits, and from April 2020 to March 2021, they amounted to 0.045% and 0.031%, respectively. Furthermore, from April 2021, they amounted to 0.042% and 0.029% respectively.

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

City banks (including SMBC), regional banks (including member banks of the second association of regional banks), trust banks, credit associations, credit cooperatives, labor banks and JAPAN POST BANK Co., Ltd. (“Japan Post Bank”) participate in the deposit insurance system on a compulsory basis.

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

Examination and Reporting Applicable to Shareholders of a Bank

The FSA may request the submission of reports or other materials from a bank and/or its bank holding company or inspect the bank and/or the bank holding company, if necessary, in order to secure the sound and appropriate operation of the business of a bank.

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

Base Erosion and Profit Shifting (BEPS)

In July 2013, the Organization for Economic Co-operation and Development (“OECD”) published the Action Plan on Base Erosion and Profit Shifting (“BEPS”) in order to prevent exploiting of gaps and mismatches in tax rules and artificial shifting of profits to low or no-tax locations. In October 2015, the OECD published the final package of measures for a comprehensive, coherent and coordinated reform of the international tax rules for 15 key areas. These measures will apply once they are implemented either in domestic laws or in the network of bilateral tax treaties. Some of the deliverables published by the OECD have been partially reflected to Japanese tax regulations by the tax reforms adopted from 2015 through 2021 and to certain several bilateral tax treaties to which Japan is a party through the implementation of the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting in Japan.

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

Regulations in the United States

As a result of its operations in the United States, the Company and SMBC are subject to extensive federal and state banking and securities supervision and regulation. SMBC engages in U.S. banking activities directly through its branches in Los Angeles, San Francisco and New York and through its representative offices in Houston, Dallas, Silicon Valley, Chicago and White Plains, New York. SMBC also controls a U.S. banking subsidiary, Manufacturers Bank, and a U.S. broker-dealer subsidiary, SMBC Nikko Securities America, Inc. Through a reorganization of our existing U.S. operations, the Company and SMBC established a U.S. bank holding company, SMBC Americas Holdings, Inc. (“SMBCAH”), a wholly-owned direct subsidiary of SMBC at January 1, 2019. SMBCAH is currently the holding company for Manufacturers Bank, SMBC Nikko Securities America, Inc. and certain other U.S. subsidiaries. The establishment of SMBCAH enhanced the Company and SMBC’s U.S. corporate governance capabilities by centralizing the supervision and management of its U.S. operations and bring together its primary U.S.-based banking, securities, capital markets and other subsidiaries under the new holding company.

SMBC’s New York branch is supervised by the Federal Reserve Bank of New York and the New York State Department of Financial Services, but its deposits are not insured (or eligible to be insured) by the Federal Deposit Insurance Corporation (“FDIC”). SMBC’s Los Angeles and San Francisco branches are supervised by the Federal Reserve Bank of San Francisco and the California Department of Financial Protection and Innovation (“DFPI”), but their deposits are not insured (or eligible to be insured) by the FDIC. SMBC’s representative offices in Houston and in Dallas are subject to regulation and examination by the Federal Reserve Bank of Dallas and the Texas Department of Banking. SMBC’s representative office in Silicon Valley is subject to regulation and examination by the Federal Reserve Bank of San Francisco and the California DFPI. SMBC’s representative office in Chicago is subject to regulation and examination by the Federal Reserve Bank of Chicago and the Illinois Department of Financial and Professional Regulation. SMBC’s representative office in White Plains, New York is subject to regulation and examination by the Federal Reserve Bank of New York and the New York State Department of Financial Services.

Manufacturers Bank is a California state-chartered bank with FDIC-insured deposits that is not a member of the Federal Reserve System. As such, Manufacturers Bank is subject to regulation, supervision and examination by the FDIC and the California DFPI.

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

U.S. Financial Regulatory Reform

Both the scope of the U.S. laws and regulations and the intensity of supervision have increased in recent years, in response to the financial crisis as well as other factors such as technological and market changes. Regulatory enforcement and fines have also increased across the banking and financial services sector. Many of these changes have occurred as a result of the Dodd-Frank Act and its implementing regulations and have resulted in additional costs and impose certain limitations on our and SMBC’s business activities. In 2017, President Trump issued an executive order that set forth principles for financial regulatory and legislative reform of the federal financial regulatory framework, and sparked several statutory and regulatory initiatives aimed at providing relief for the financial services industry. We expect that the Biden Administration and the Democratically-controlled Congress will seek to implement a regulatory reform agenda that is significantly different than that of the Trump Administration. It is too early for us to assess which policies would be implemented and what their impact on us would be.

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

In 2014, the Federal Reserve Board adopted rules that apply enhanced prudential standards to the large foreign banking organizations (“EPS Rules”), including us. The EPS Rules require certain foreign banking organizations, such as us, to certify that they are subject to home country capital standards that are broadly consistent with the Basel capital framework, including Basel III; conduct home country capital stress tests that are comparable to U.S. standards; comply with a certain liquidity requirements, including, among other things, a U.S. liquidity buffer requirement for its U.S. branches and agencies based on the results of internal liquidity stress testing; and establish a U.S. risk committee that periodically reviews the risk management policies and oversees the risk management framework of its U.S. operations. The EPS Rules also require foreign banking organizations with combined U.S. assets (excluding assets held by its U.S. branches and agencies) of $50 billion or more to establish a separately capitalized top-tier U.S. intermediate holding company. We are not subject to this requirement because we do not meet this threshold, but we have established SMBCAH in consideration of this requirement. The Federal Reserve Board finalized amendments to the EPS Rules in October 2019 to revise the thresholds for total consolidated assets at which the enhanced prudential standards apply (“Tailoring Amendments”), but the Tailoring Amendments did not significantly change the requirements under the EPS Rules that are applicable to us.

In June 2018, as part of the implementation of the EPS Rules, the Federal Reserve Board published a rule, which was subsequently amended by the Tailoring Amendments, implementing single counterparty credit limits (“SCCL”) applicable to the U.S. operations of certain foreign banking organizations, such as us. The SCCL rule, being applied from July 1, 2021, in general imposes limitations on net credit exposures to individual counterparties (aggregated based on affiliation) as a percentage of Tier 1 capital. We may comply with the SCCL rule by certifying to the Federal Reserve Board that we comply with a home country regime (“Home Country SCCL”) on a consolidated basis that is consistent with the Large Exposures Framework published by the Basel Committee going forward. New Japanese Home Country SCCL, which was implemented from April 1, 2020, is intended to be consistent with the Large Exposures Framework, and we intend to comply with the Federal Reserve Board’s SCCL rule through substituted compliance. Although a proposed rule has been released in 2012, a final rule for an early remediation framework applicable to foreign banking organizations under Section 166 of the Dodd-Frank Act has yet to be promulgated by the Federal Reserve Board.

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

Laws Prohibiting Money Laundering and Terrorist Financing

The Bank Secrecy Act / Anti-Money Laundering Regulation in the U.S.

The Bank Secrecy Act, as amended by the USA PATRIOT Act of 2001 (“PATRIOT Act”) and the Anti-Money Laundering Act of 2020 contains measures to prevent and detect the financing of terrorism and international money laundering by imposing significant compliance and due diligence obligations, creating crimes, providing for penalties and expanding the extraterritorial jurisdiction of the United States. The Bank Secrecy Act, as amended, imposes anti-money laundering compliance obligations on U.S. financial institutions, including the U.S. offices of foreign banks. The passage of the PATRIOT Act and other events have resulted in heightened scrutiny of compliance with the Bank Secrecy Act and anti-money laundering rules by federal and state regulatory and law enforcement authorities.

U.S. Sanctions Targeting Iran Related Activities

Starting in 2010, the U.S. government implemented various sanctions targeting non-U.S. parties that engage in specified Iran-related activities. Various statutes, Executive Orders and regulations, including the Comprehensive Iran Sanctions, Accountability and Divestment Act of 2010 (which, among other things, amended the Iran Sanctions Act of 1996), Section 1245 of the National Defense Authorization Act for Fiscal Year 2012, the Iran Threat Reduction and Syria Human Rights Act of 2012, and the Iran Freedom and Counter-Proliferation Act of 2012, authorize the imposition of sanctions on parties that engage in, among other things, certain activities relating to Iran’s energy, petroleum, metals, shipping or shipbuilding sectors or that facilitate “significant” transactions or provide “significant financial services” for certain Iran-linked individuals or entities or the Islamic Revolutionary Guard Corps. Persons engaged in targeted activities involving Iran face exposure to secondary sanctions or enforcement actions under U.S. law. It is SMBC’s policy not to conduct activities that are impermissible under secondary sanctions.

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

In November 2018, following certain wind-down periods, the United States fully re-imposed sanctions (both primary and secondary) that had been waived or lifted under the JCPOA. On the same day, OFAC added back to the SDN List a number of parties that had been removed on Implementation Day from the list. Persons engaged in targeted activities involving Iran face exposure to secondary sanctions or enforcement actions under U.S. law. It is SMBC’s policy not to conduct activities that are impermissible under secondary sanctions. Additionally, in 2019 and 2020, former President Trump issued further Iran-related Executive Orders, including orders authorizing sanctions with respect to additional sectors of the Iranian economy, including metals, mining, manufacturing, textiles, construction, and other sectors identified by the Secretary of the Treasury. Pursuant to one of these orders, Executive Order 13902, on October 8, 2020, the Secretary of the Treasury identified the financial sector of the Iranian economy as subject to sanctions and OFAC added 18 major Iranian banks to the SDN List. As a result of this action, non-U.S. financial institutions that engage in non-humanitarian transactions involving the listed 18 banks may be targeted by secondary sanctions.

After a transition period in which certain countries, including Japan, were granted temporary “significant reduction exceptions” that permitted some purchases of oil from Iran to continue without risking sanctions, the United States also fully resumed efforts to reduce Iran’s crude oil sales, backed by the potential threat of correspondent account sanctions targeting foreign financial institutions. These exceptions expired in May 2019 without further extension.

President Biden has signaled a willingness to resume U.S. participation in the JCPOA, and in April 2021, the parties to the JCPOA began negotiations as to the steps required for both the United States and Iran to come back into compliance with the JCPOA. As of June 29, 2021, these negotiations have not been concluded, and the sanctions described above remain in full effect.

Ukraine Freedom Support Act of 2014, as Amended

In order to deter the Russian government from further destabilizing and invading Ukraine, the U.S. government enacted the Ukraine Freedom Support Act of 2014 (signed into law on December 18, 2014). Among other things, the Act, as amended by the Countering America’s Adversaries Through Sanctions Act of 2017 (signed into law in August 2017), mandates prohibitions or strict limitations on the opening or maintaining of correspondent or payable-through accounts in the United States by non-U.S. financial institutions determined by the U.S. government (i) to have knowingly engaged in on or after December 18, 2014 in significant transactions involving certain activities described in the Act, including those involving individuals or entities on whom sanctions are imposed pursuant to the Act for making a significant investment in a project for the extraction of deepwater, Arctic offshore or shale formation crude oil in Russia, or (ii) to have knowingly facilitated, on or after June 16, 2015, a significant financial transaction on behalf of any Russian individual or entity included on the SDN List pursuant to Ukraine-related sanction programs.

U.S. Sanctions Relating to China

The United States government has imposed sanctions and other restrictive measures, and taken other steps, in response to a number of concerns with the actions and policies of the Chinese government. In response to Chinese actions to limit the autonomy of Hong Kong, the U.S. government enacted the Hong Kong Autonomy Act (signed into law on July 14, 2020) which is implemented by Executive Order 13936. Among other things, the Act provides for the imposition of asset-blocking sanctions against any non-U.S. persons determined to be materially contributing to, have materially contributed to, or have attempted to materially contribute to the failure of the Government of China to meet its obligations under the Sino-British Joint Declaration or Hong Kong’s Basic Law. The Act also mandates the imposition of sanctions against non-U.S. financial institutions determined by the U.S. government to have knowingly conducted a significant transaction involving persons sanctioned under the Act. The U.S. State and Treasury Departments are required to periodically submit reports to Congress identifying non-U.S. persons and non-U.S. financial institutions sanctioned under the Act. To date, 34 foreign persons (principally Chinese and Hong Kong government and security officials) have been identified as subject to asset-blocking sanctions under the Act and Executive Order 13936. No non-U.S. financial institutions have been determined to be subject to sanctions under the Act. The U.S. government has indicated that it will contact any non-U.S. financial institution it believes to be engaged in sanctionable conduct under the Act prior to imposing sanctions against it.

In response to concerns that companies linked to the Chinese military have used access to U.S. capital markets to improve Chinese military and intelligence capabilities, on November 12, 2020, then President Trump issued Executive Order 13959, which was subsequently amended in January 2021 by Executive Order 13974. On June 3, 2021, President Biden issued Executive Order 14032, which further amended Executive Order 13959 to rescind the Trump administration sanctions and replace them with similar restrictions applicable to a modified list of Chinese companies operating in the defense or surveillance technology sectors of the Chinese economy. As amended by Executive Order 14032, Executive Order 13959 prohibits U.S. persons from purchasing or selling publicly traded securities issued by the companies named in the Annex to or designated pursuant to the Order, as well as publicly traded securities that are derivative of or provide investment exposure to such securities. The Order’s prohibitions will become effective with respect to securities of or linked to companies named in the Annex to the Order on August 2, 2021, and take effect 60 days after the date of listing for companies named pursuant to the Order. Executive Order 13959, as amended provides a 365-day period from the date of the relevant company’s listing in or pursuant to the Order during which U.S. persons may purchase or sell affected securities for purposes of divestment.

The United States has also taken steps in response to concerns about Chinese actions in the Xinjiang Uyghur Autonomous Region (“Xinjiang”). Pursuant to the Global Magnitsky Human Rights Accountability Act and Executive Order 13818, which authorize the imposition of sanctions against persons in any country determined to be involved in certain human rights abuses, the U.S. government has named a number of Chinese government officials and entities to the SDN List. The sanctioned entities include the Xinjiang Production and Construction Corps (“XPCC”) and its subsidiaries. In July 2020, several U.S. government agencies jointly published an advisory concerning risks and considerations for businesses with supply chain exposure to entities engaged in forced labor and other human rights abuses in Xinjiang. The advisory highlights legal, economic, and reputational risks to U.S. and non-U.S. companies with potential exposure in their supply chain to Xinjiang or to facilities outside Xinjiang that use labor or goods from that region and recommends that such businesses implement human rights-related due diligence policies and procedures. While the advisory does not have the force of law, it is possible that it could be supplemented in the future by mandatory regulations.

U.S. Sanctions Relating to Burma

On February 11, 2021, in response to the military coup in Burma, President Biden issued Executive Order 14014, which authorizes the imposition of sanctions, among others, against persons responsible for undermining democratic processes and institutions in Burma, Burmese government and military officials, and immediate family members of such persons, as well as Burmese government agencies or instrumentalities and entities operating in the defense sector of the Burmese economy or other sectors identified by the Secretary of the Treasury. Pursuant to the Order, OFAC has imposed sanctions on a number of Burmese government and military officials and their associates, as well as on state-owned gem, pearl, and lumber enterprises and state holding companies. Sanctions against additional individuals and entities are possible in the future.

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

In addition, SMBC Nikko Securities America, Inc. is a member of and regulated by the Financial Industry Regulatory Authority and is regulated by the individual state securities authorities in the states in which it operates. The U.S. government agencies and self-regulatory organizations, as well as state securities authorities in the United States having jurisdiction over SMBC’s U.S. broker-dealer affiliates, are empowered to conduct administrative proceedings that can result in, among other things, censure, fine, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer or its directors, officers or employees.

Regulations in Other Jurisdictions

Elsewhere in the world, our operations are subject to regulation and control by local central banks and monetary authorities.

Disclosure Pursuant to Section 13(r) of the Securities Exchange Act of 1934

Section 13(r) of the Securities Exchange Act of 1934, as amended, requires an issuer to disclose whether it or any of its affiliates knowingly engaged in certain activities or transactions relating to Iran or with individuals or entities designated by the U.S. government under specified Executive Orders, even if those activities are not prohibited by U.S. law and are conducted outside the United States by non-U.S. affiliates. During the twelve months ended March 31, 2021, one affiliate of SMFG, SMBC, engaged in activities subject to disclosure under Section 13(r). SMBC conducted these activities consistent with its internal policies and procedures, the policies and procedures of SMFG, and applicable laws and regulations, and to the extent they are not sanctionable under U.S. secondary sanctions. SMBC has discontinued activities that have become impermissible or subject to secondary sanctions as a result of changes in applicable laws and regulations.

SMBC provided remittance and other settlement services in connection with customers’ trade transactions between Japan and Iran. These transactions principally involved the exportation of civilian commercial products including medical devices from Japan and were conducted with an Iranian bank owned by the Government of Iran. These transactions did not involve entities or other persons listed on the SDN List at the time of the transaction and did not involve the settlement of U.S. dollar-denominated payments cleared through U.S. banks. SMBC has informed SMFG that it intends to continue to engage in these types of transactions only to the extent permitted under applicable regulations and to the extent they are not sanctionable under U.S. secondary sanctions. For the twelve months ended March 31, 2021, the gross revenue related to these transactions was ¥0.5 million, representing less than 0.0001% of SMFG’s total interest and fee income. SMFG does not allocate direct costs to interest and fee income and therefore does not calculate net profits with respect to these transactions.

SMBC has issued performance bonds and advance payment bonds that supported various projects, including the construction of petroleum plants in Iran. Some of these bonds had counterparties that were entities controlled by the Government of Iran. Some of these bonds have matured, and SMBC has not renewed and will not renew them unless permitted under applicable regulations and to the extent they are not sanctionable under U.S. secondary sanctions, but SMBC continues to have obligations under the matured performance bonds until they are returned or cancelled by the beneficiaries. SMBC has also received fees from its customers on whose behalf it issued the performance bonds. For the twelve months ended March 31, 2021, the gross revenue relating to these transactions was ¥1.6 million, representing less than 0.0001% of SMFG’s total interest and fee income. As noted above, SMFG does not allocate direct costs to interest and fee income and therefore does not calculate net profits with respect to these transactions. SMBC has informed SMFG that it intends to continue to accept fee income from its customers for whose account the performance bonds were issued and to pay the relevant fees to the Iranian banks, to the extent authorized by the Ministry of Finance of Japan or otherwise permitted under applicable regulations, until the bonds are returned or cancelled. However, SMBC strongly urges the relevant customers to ask the beneficiaries to agree to return or cancel the matured performance bonds.

SMBC has frozen the U.S. dollar accounts of all Iranian banks. SMBC has frozen Japanese yen accounts of government-owned Iranian banks, including an account for the Central Bank of Iran; all such accounts were frozen at the time of the designation of the relevant bank under Executive Order 13224 or 13902, as applicable. Certain transactions described in this disclosure were conducted through the use of one of such accounts prior to the designation of the relevant bank under Executive Order 13902. These transactions were conducted in accordance with Japanese law, and we do not believe that the transactions were sanctionable under U.S. sanctions that were in effect at the time the transactions occurred. SMBC has discontinued activities that have become impermissible or subject to secondary sanctions as a result of changes in applicable laws and regulations, including transactions involving the Central Bank of Iran whose account has been frozen.

The gross revenue attributable to the accounts of government-owned Iranian banks for the twelve months ended March 31, 2021, was ¥0.8 million, representing less than 0.0001% of SMFG’s total interest and fee income. SMFG does not allocate direct costs to interest and fee income and therefore does not calculate net profits with respect to these transactions. SMBC has informed SMFG that it intends to continue to maintain the Iranian accounts described above only to the extent permitted under applicable laws and regulations and to the extent the activities are not targeted by secondary sanctions.

As of the date of this annual report, to our knowledge, there is no other activity for the twelve months ended March 31, 2021 that requires disclosure under Section 13(r) of the Securities Exchange Act of 1934.

4.C.     ORGANIZATIONAL STRUCTURE

The following chart presents our corporate structure summary at March 31, 2021.

(1)	These companies are our associates or joint ventures.
(2)	Chart indicates the classification of SMBC Group companies into each of SMBC Group-wide business segments.
(3)	The Japan Net Bank, Limited changed its corporate name to PayPay Bank Corporation on April 5, 2021.

As the ultimate holding company of the SMBC Group, we are responsible for:

•	group strategy and management;

•	group resource allocation;

•	group financial accounting;

•	investor relations;

•	capital strategy;

•	group IT strategy;

•	HR management for group executives;

•	group risk management, internal control and compliance;

•	compensation schemes; and

•	efficiently harmonizing our operations on a SMBC Group-wide basis.

Principal Subsidiaries

Our principal subsidiaries at March 31, 2021 are shown in the list below. We consolidate all entities that we control. We control an entity when we are exposed, or have rights, to variable returns from our involvement with the entity and have the ability to affect those returns through our power over the entity.

Principal domestic subsidiaries

Company Name	Proportion of Ownership Interest(1)	Proportion of Voting Rights(1)		Main Business
	(%)	(%)
Sumitomo Mitsui Banking Corporation	100.0	100.0		Commercial banking
SMBC Trust Bank Ltd.	100.0	100.0		Trust Banking
SMBC Guarantee Co., Ltd.	100.0	100.0		Credit guarantee
SMBC Nikko Securities Inc.	100.0	100.0		Securities
Sumitomo Mitsui Card Company, Limited	100.0	100.0		Credit card
SMBC Finance Service Co., Ltd.	100.0	100.0		Credit card, consumer credit and installment transaction
SMBC Consumer Finance Co., Ltd.	100.0	100.0		Consumer lending
SMBC Mobit Co., Ltd.	100.0	100.0		Consumer lending
The Japan Research Institute, Limited	100.0	100.0		System development, data processing, management consulting and economic research
Sumitomo Mitsui DS Asset Management Company, Limited	50.1	50.1		Investment management, and investment advisory and agency
Alternative Investment Capital Limited	60.0	60.0		Investment management and investment advisory
NCore Co., Ltd.	51.0	51.0		Data processing service and consulting
SMBC Venture Capital Co., Ltd.	40.0	40.0	(2)	Venture capital
SMBC Consulting Co., Ltd.	98.3	98.3		Management consulting and information services
Japan Pension Navigator Co., Ltd.	69.7	69.7		Operational management of defined contribution pension plans

(1)	Percentages of proportion of ownership interest and proportion of voting rights have been truncated.
(2)

This company is accounted for as a subsidiary, despite our holdings of less than 50% of the voting rights, because we are able to govern the financial and operating policies of this company under a statute or an agreement.

Principal foreign subsidiaries

Company Name	Country of Incorporation	Proportion of Ownership Interest(1)	Proportion of Voting Rights(1)		Main Business
		(%)	(%)
SMBC Bank International plc	U.K.	100.0	100.0		Commercial banking
Sumitomo Mitsui Banking Corporation (China) Limited	China	100.0	100.0		Commercial banking
PT Bank BTPN Tbk	Indonesia	98.4	93.5	(2)	Commercial banking
SMBC Americas Holdings, Inc.	U.S.A.	100.0	100.0		Bank holding company
Manufacturers Bank	U.S.A.	100.0	100.0		Commercial banking
Banco Sumitomo Mitsui Brasileiro S.A.	Brazil	100.0	100.0		Commercial banking
JSC Sumitomo Mitsui Rus Bank	Russia	100.0	100.0		Commercial banking
SMBC Bank EU AG	Germany	100.0	100.0		Commercial banking
Sumitomo Mitsui Banking Corporation Malaysia Berhad	Malaysia	100.0	100.0		Commercial banking
SMBC Leasing and Finance, Inc.	U.S.A.	100.0	100.0		Leasing
SMBC Nikko Securities America, Inc.	U.S.A.	100.0	100.0		Securities
SMBC Nikko Capital Markets Limited	U.K.	100.0	100.0		Securities
SMBC Capital Markets, Inc.	U.S.A.	100.0	100.0		Derivatives
TT International Asset Management Ltd	U.K.	100.0	100.0		Investment management, and investment advisory and agency

(1)	Percentages of proportion of ownership interest and proportion of voting rights have been truncated.
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

4.D.    PROPERTY, PLANT AND EQUIPMENT

We own or lease the land and buildings in which we conduct our business. Most of the property that we operate in Japan is owned by us to be used by our branches. In contrast, our international operations are conducted out of leased premises. Our head office building in Marunouchi is leased from a third party. Our largest property is SMBC’s East Tower in Marunouchi, with a net carrying value of ¥167 billion, including the land and building, at March 31, 2021.

The following table shows the net carrying amount of our tangible fixed assets at March 31, 2021.

At March 31, 2021
(In millions)
Assets for rent	¥437,735
Land	487,660
Buildings	363,963
Right of use assets	373,002
Others	92,301

Total	¥1,754,661

For more information, see Note 12 “Property, Plant and Equipment” to our consolidated financial statements included elsewhere in this annual report.

The total area of land related to our material office and other properties at March 31, 2021 was approximately 642,000 square meters for owned land and approximately 14,000 square meters for leased land.

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

The Japanese economy deteriorated rapidly for the period from April to June 2020, due to the COVID-19 pandemic. It recovered gradually for the period from July to December 2020, reflecting the gradual resumption of business activities in Japan and overseas. However, it was at a standstill for the period from January to March 2021, resulting from the upward trend in new cases of COVID-19 and the reintroduction of restrictive measures.

Japanese gross domestic product (“GDP”) decreased by 4.6% for the fiscal year ended March 31, 2021, compared with a decrease of 0.5% in the previous fiscal year, based on data published in June 2021 by the Cabinet Office of the Government of Japan. The consumer price index for Japan (all items, less fresh food) (“CPI”) decreased by 0.4% for the same period, compared with an increase of 0.6% in the previous fiscal year, based on data published in April 2021 by the Statistics Bureau of Japan.

The following table presents quarter-on-quarter growth rates of Japanese GDP during the fiscal year ended March 31, 2020 and 2021.

	For the fiscal year ended March 31,
	2020				2021
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
Japanese GDP	0.1%	0.1%	(1.9%)	(0.5%)	(8.1%)	5.3%	2.8%	(1.0%)

Japanese GDP declined sharply for the first quarter ended June 30, 2020, primarily due to decreases in private consumption resulting from the voluntary restraint on social and business activities and exports of goods and services caused by the downturn in overseas economies and a sharp decline in foreign tourist spending, affected by the COVID-19 pandemic. It recovered gradually from the second quarter ended September 30, 2020 to the third quarter ended December 31, 2020, primarily due to increases in private consumption and exports of goods and services resulting from the resumption of business activities in Japan and overseas. However, for the fourth quarter ended March 31, 2021, the quarter-on-quarter growth rate of Japanese GDP was negative, primarily due to a decrease in private consumption resulting from the upward trend in new cases of COVID-19 and the reintroduction of restrictive measures.

Although the employment situation weakened due to the COVID-19 pandemic, it has subsequently remained stable. The active job openings-to-applicants ratio published by the Ministry of Health, Labour and

Welfare of Japan continued to decline for the first half of the fiscal year ended March 31, 2021, but showed some signs of improvement for the second half of the fiscal year. According to the statistical data published by the Statistics Bureau of Japan, the unemployment rate, which fell to 2.2% in December 2019, rose with the spread of COVID-19 to 3.1% in October 2020. Subsequently it fell to 2.6% in March 2021. Compensation of employees decreased by 3.5% on a quarter-on-quarter basis for the first quarter ended June 30, 2020 and it then recovered gradually. As a result, its rate of decrease was 2.1% for the fiscal year ended March 31, 2021.

Further, according to Teikoku Databank, a research institution in Japan, there were approximately 7,300 corporate bankruptcies in Japan during the fiscal year ended March 31, 2021, a decrease of 13.8% from the previous fiscal year, involving approximately ¥1.2 trillion in total liabilities, a decrease of 0.1% from the previous fiscal year.

Interest rates in Japanese financial and capital markets are affected by the monetary policy measures of the Bank of Japan (“BOJ”). In January 2016, in addition to the existing provision of ample funds, the BOJ announced the introduction of “quantitative and qualitative monetary easing with a negative interest rate.” Thereafter, the BOJ announced the introduction of a new policy framework, “quantitative and qualitative monetary easing with yield curve control” in September 2016. Under this policy framework, the BOJ would keep short-term interest rates down by maintaining its policy of applying a negative interest rate of minus 0.1% to certain excess reserves of financial institutions held at the BOJ. Moreover, the BOJ indicated it would purchase Japanese government bonds so that the yield of the 10-year Japanese government bonds would be close to around 0% to control long-term interest rates. In July 2018, the BOJ decided to introduce forward guidance for policy rates with a view to persistently continuing with powerful monetary easing. Further, in October 2019, the BOJ amended its forward guidance to indicate that it expects short- and long-term interest rates to remain at or below their present levels so long as the BOJ believes it is necessary to pay close attention to the possibility of a loss in momentum toward achieving its 2% price stability target. In March 2020, the BOJ announced “enhancement of monetary easing in light of the impact of the outbreak of COVID-19.” The BOJ stated in this announcement that it decided to enhance monetary easing with a view to doing its utmost to ensure smooth corporate financing and maintaining stability in financial markets, thereby preventing firms’ and households’ sentiment from deteriorating. Thereafter, on April 27, 2020 and May 22, 2020, the BOJ decided to further enhance monetary easing and introduce measures to support corporate financing taking into account the negative impact of the COVID-19 pandemic on Japanese economic conditions. Moreover, on March 19, 2021, the BOJ announced the establishment of a scheme to apply interest rates, which would be linked to the short-term policy interest rate, as an incentive to a certain amount of financial institutions’ current account balances, based on the recognition of the importance of continuing with monetary easing in a sustainable manner and making nimble and effective responses to counter changes in developments in economic activity and prices, as well as in financial conditions. In addition, the BOJ made clear that the range of the 10-year Japanese government bonds yield fluctuations would be between around plus and minus 0.25% from the target level. Under such circumstances, the uncollateralized overnight call rate, which is the benchmark short-term interest rate, remained negative for the fiscal year ended March 31, 2021. The yield on newly issued Japanese government bonds with a maturity of 10 years, which is the benchmark long-term interest rate, was at around 0% for the same period.

The yen depreciated against the U.S. dollar from ¥108.42 at March 31, 2020 to ¥110.74 at March 31, 2021, according to the statistical data published by the BOJ.

The Nikkei Stock Average, which is a price-weighted average of 225 stocks listed on the Tokyo Stock Exchange First Section, rose from ¥18,917.01 to ¥30,467.75 at February 16, 2021, its highest closing level since August 1990. However, it then dropped to ¥29,178.80 at March 31, 2021.

According to a report published by the Ministry of Land, Infrastructure, Transport and Tourism of Japan, the average residential land price and the average commercial land price in Japan increased by 0.8% and 3.1%, respectively, in the calendar year 2020.

The global economy deteriorated owing to the COVID-19 pandemic for the period from April to June 2020. Thereafter, it recovered gradually, reflecting the resumption of business activities around the world in general. However, in some countries and regions where new cases of COVID-19 had been on an upward trend, the pace of the recovery slowed down, primarily due to restraints on economic activity caused by reintroduction of restrictive measures.

The U.S. economy deteriorated rapidly for the period from April to June 2020, primarily due to declines in private consumption, business fixed investment and exports of goods and services affected by the COVID-19 pandemic. Thereafter, it recovered gradually for the period from July 2020 to March 2021, primarily due to an increase in private consumption and business fixed investment, reflecting the gradual recovery of business activities. Economic growth in Europe showed a sharp decline for the period from April to June 2020. This was primarily due to decreases in private consumption resulting from the restraint on movement and exports of goods and services caused by a decline in foreign tourist spending, affected by the COVID-19 pandemic. As a result of the gradual resumption of business activities, the European economy recovered initially. However, it was at a standstill thereafter, reflecting the upward trend in new cases of COVID-19 and the reintroduction of restrictive measures. In Asia, the Chinese economy was picking up with the resumption of business activities from April 2020. Asian economies other than China continued to slow down due to the COVID-19 pandemic, but some of them showed some signs of recovery or bottoming out during the second half of the fiscal year ended March 31, 2021.

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

SMBC Group’s Response to COVID-19

Since December 2019, COVID-19 has spread throughout the world. The COVID-19 pandemic has resulted in the implementation of numerous measures to prevent the spread of COVID-19, such as restrictions on movement and closures of schools, businesses, factories and other public and private facilities in many countries and regions. These measures significantly have affected people’s lives and business activities. Coupled with these measures, the COVID-19 pandemic has had a severe impact on both Japanese and global economic conditions. In Japan, a state of emergency was declared for all prefectures in April 2020 in response to the COVID-19 pandemic, and economic activity shrank as a result of requests for voluntary restraint on movement and business closure requests to commercial facilities. Under these circumstances, the Japanese government approved “Emergency Economic Measures in Response to COVID-19” to protect the lives and lifestyles of the public and move toward economic recovery. The state of emergency in Japan was lifted in all prefectures in May 2020, and business activities had been resumed gradually. Although new cases of COVID-19 had remained at a relatively low level for several months, they increased rapidly from November 2020. Due to the rapid increases, a second state of emergency was declared for several prefectures including Tokyo. Thereafter, it was lifted by March 2021.

Global new cases of COVID-19, including several new variants of the virus, increased in April 2021 and then turned downward according to “COVID-19 Weekly Epidemiological Update” issued by the World Health Organization. In Japan, based on the upward trend in new cases in April 2021, stricter COVID-19 measures were re-imposed for some prefectures including Tokyo, but such measures have been partially relaxed as new cases decreased. Moreover, COVID-19 vaccination has already begun in many countries. However, there remains uncertainty whether vaccines will be produced, distributed and administered as expected, and effective against new variants of COVID-19. Therefore, it is difficult to predict the evolution of COVID-19 and its impact on the global economy, including the effect of various measures made by each government, and the extent of the continuing impact on our operational and financial performance remains uncertain.

Considering the significant impact on people’s lives and the economy caused by the COVID-19 pandemic, we strive to ensure the health and safety of our customers and employees. Furthermore, the SMBC Group supports our customers through financial services and is committed to contributing to local communities and society including support of the medical industry.

Support for Customers through Financial Services

For our clients, the SMBC Group, as a financial institution which is a part of the social infrastructure, fulfills our responsibility by continuing to provide services such as financing and settlement. In Japan, we have kept all SMBC branches open and ATMs accessible. We have also offered flexible responses to urgent financial needs and requests for new loans and changes in loan terms and conditions. In addition to the above, we launched a new investment fund to support medical-related venture companies in Japan in order to contribute to solving social issues that have become apparent due to the COVID-19 pandemic.

Prevention of the Spread of Infection and Initiatives for Continuous Business Operation

For our employees, in addition to maintaining employment and salary, we promote teleworking capabilities and conduct operations by separating staff into two or more teams on alternating shifts. By thoroughly implementing infection prevention and control measures in branches and offices, we are continuing our operations. We are also giving consideration to the physical and mental health of our employees by establishing a consultation counter to support our employees who are concerned about their physical and/or mental health.

Contributing to Local Communities and Society

In order to contribute to the soundness of the local community and society, we are supporting medical institutions and related organizations who are working to prevent the spread of COVID-19 or establish an effective method of treating the virus. In addition, we are supporting organizations involved in philanthropic and humanitarian initiatives, the enhancement of education and social welfare, and the revival of culture and the arts. As part of such efforts, we have been providing donations to medical institutions and related organizations, as well as to organizations involved in philanthropic activities.

Factors Affecting Results of Operation

Income (Loss)

We have three principal sources of operating income: net interest income, net fee and commission income, and net income from trading/financial assets and liabilities at fair value through profit or loss/investment securities.

Net Interest Income. Net interest income, or the difference between interest income and interest expense, is determined by:

•	the amount of interest-earning assets and interest-bearing liabilities;

•	the interest spread;

•	the general level of interest rates; and

•	the proportion of interest-earning assets to interest-bearing liabilities.

Our principal interest-earning assets are loans and advances, investment securities, and deposits with banks. Our principal interest-bearing liabilities are deposits, borrowings and debt securities in issue. The interest income and expense on trading assets and liabilities and financial assets and liabilities at fair value through profit or loss are not included in net interest income. Our net interest income is earned mainly by SMBC. SMBC controls its exposure to interest rate fluctuations through asset and liability management operations.

SMBC, like other banks in Japan, makes most domestic loans based on a short-term interest rate, the TIBOR, or a short-term prime rate, which are generally intended to reflect its cost of short-term yen funding and significantly affected by the monetary policy of the BOJ.

The BOJ announced in October 2014 the expansion of its “quantitative and qualitative monetary easing” introduced in April 2013, and in December 2015 the introduction of “supplementary measures for quantitative and qualitative monetary easing,” in order to achieve the price stability target of 2% in terms of the year-on-year rate of increase in the CPI. In January 2016, in addition to the existing provision of ample funds, the BOJ announced the introduction of “quantitative and qualitative monetary easing with a negative interest rate.” Following the introduction of the policy, SMBC lowered its ordinary deposit rate by 0.019 percentage points from 0.02% to 0.001% in February 2016. Thereafter, the BOJ announced the introduction of a new policy framework, “quantitative and qualitative monetary easing with yield curve control” in September 2016. Under this policy framework, the BOJ would keep short-term interest rates down by maintaining its policy of applying a negative interest rate of minus 0.1% to certain excess reserves of financial institutions held at the BOJ. Moreover, the BOJ indicated it would purchase Japanese government bonds so that the yield of the 10-year Japanese government bonds would be close to around 0% to control long-term interest rates. In July 2018, the BOJ decided to introduce forward guidance for policy rates with a view to persistently continuing with powerful monetary easing. Further, in October 2019, the BOJ amended its forward guidance to indicate that it expects short- and long-term interest rates to remain at or below their present levels so long as the BOJ believes it is necessary to pay close attention to the possibility of a loss in momentum toward achieving its 2% price stability target. In March 2020, the BOJ announced “enhancement of monetary easing in light of the impact of the outbreak of COVID-19.” The BOJ stated in this announcement that it decided to enhance monetary easing with a view to doing its utmost to ensure smooth corporate financing and maintaining stability in financial markets, thereby preventing firms’ and households’ sentiment from deteriorating. Thereafter, on April 27, 2020 and May 22, 2020, the BOJ decided to further enhance monetary easing and introduce measures to support corporate financing taking into account the negative impact of the COVID-19 pandemic on Japanese economic conditions. Moreover, on March 19, 2021, the BOJ announced the establishment of a scheme to apply interest rates, which would be linked to the short-term policy interest rate, as an incentive to a certain amount of financial institutions’ current account balances, based on the recognition of the importance of continuing with monetary easing in a sustainable manner and making nimble and effective responses to counter changes in developments in economic activity and prices, as well as in financial conditions. In addition, the BOJ made clear that the range of the 10-year Japanese government bonds yield fluctuations would be between around plus and minus 0.25% from the target level.

The following table sets forth SMBC’s short-term prime rate, three-month TIBOR, ordinary deposit rate, long-term prime rate and ten-year swap rate, at the dates indicated:

	At March 31,
	2021	2020	2019
Short-term prime rate	1.475%	1.475%	1.475%
Three-month TIBOR	0.069	0.069	0.069
Ordinary deposit rate	0.001	0.001	0.001
Long-term prime rate	1.050	0.950	1.000
Ten-year swap rate	0.153	0.014	0.111

It is difficult to earn a wide interest spread when interest rates are at a low level, as they currently are in Japan. When interest rates rise from extremely low levels, interest spreads at commercial banks generally increase. However, interest spreads may temporarily decrease immediately after an increase in interest rates because it may take time for banks to increase lending rates correspondingly, in contrast to their funding rates. After an adjustment period, lending rates generally also increase, and banks are able to secure a wider interest spread than in a low interest rate environment. Conversely, interest spreads may temporarily increase immediately after a decrease in interest rates because it may take time for banks to decrease lending rates correspondingly, in contrast to their funding rates. After an adjustment period, lending rates generally also decrease, and banks generally are not able to maintain a wide interest spread.

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

In addition, we earn a significant amount of fees on transactions in our credit card businesses, conducted through Sumitomo Mitsui Card and SMBC Finance Service, and fees and commissions on transactions in our securities businesses, conducted through SMBC Nikko Securities. The principal components of Sumitomo Mitsui Card’s and SMBC Finance Service’s fees are membership fees from retailers and annual cardholders, while those of SMBC Nikko Securities’ fees and commissions are subscription and agent commissions from investment trusts sales and underwriting fees.

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

Net Income from Trading/Financial Assets and Liabilities at Fair Value Through Profit or Loss /Investment Securities. We undertake significant trading activities involving a variety of financial instruments, including derivatives. Our income from these activities is subject to volatility caused by, among other things, changes in interest rates, foreign exchange rates, equity prices or other market variables. Any unexpected change in interest rates could affect the fair value of our interest rate derivative positions and our net income from trading activities. Net trading income consists of margins made on market-making and our customer business as well as changes in fair value of trading assets and liabilities and derivative financial instruments. It also includes net interest and dividend income on these instruments.

We have a variety of financial assets and liabilities at fair value through profit or loss including investment trusts and hybrid instruments. Net income from financial assets and liabilities at fair value through profit or loss includes gains and losses arising from sales, redemptions and changes in the fair value of these financial instruments, and net interest and dividend income on these instruments. The fair values of those instruments such as investment trusts and hybrid instruments are subject to volatility caused by changes in equity prices and interest rates.

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

Expenses

Impairment Charges on Financial Assets. We use the expected credit losses (“ECL”) model for the recognition of impairment loss under IFRS 9 “Financial Instruments.” The ECL model requires that impairment losses be measured by using reasonable and supportable information including forecasts of future economic conditions and in an unbiased and probability-weighted manner. Our impairment charges are recorded primarily due to impairment on loans and advances.

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

Most of our domestic equity instruments consist of publicly traded Japanese stocks. The Nikkei Stock Average decreased by 10.8% from ¥21,205.81 at March 29, 2019, to ¥18,917.01 at March 31, 2020, and increased by 54.2% to ¥29,178.80 at March 31, 2021. At March 31, 2021, we had net unrealized gains on domestic equity securities of ¥2,527,041 million, an increase of ¥962,690 million from ¥1,564,351 million at March 31, 2020. For more information, see “Item 5.A. Operating Results—Financial Condition—Investment Securities.”

Strengthening of Equity Capital

In response to the imposition of more stringent regulatory capital requirements, we have been taking a proactive approach to managing our risk-weighted capital ratio by focusing on increasing qualifying capital, including by building up our retained earnings, identifying risks, and controlling risk-weighted assets.

Foreign Currency Fluctuations

The average exchange rate used to convert dollars to yen in the consolidated financial statements included elsewhere in this annual report for the fiscal year ended March 31, 2021 was ¥ 106.11 per $1.00, compared to the previous fiscal year’s average exchange rate of ¥108.71 per $1.00. The percentage of revenue we earned from our foreign operations for the fiscal years ended March 31, 2021 and 2020 was 34%. For more information, see “Item 4.B. Business Overview—Revenues by Region.”

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

Allowance for Loan Losses

The allowance for loan losses is measured under the ECL model, where the allowance will be recognized as an amount equal to the expected credit losses over the lifetime of a loan, in case it has experienced a significant increase in credit risk since initial recognition. The measurement of the allowance requires a number of significant judgments to be applied, such as:

•	qualitative assessment in determining obligor grades;

•	determining criteria for a significant increase in credit risk;

•	measuring ECL by choosing appropriate models and assumptions;

•

incorporating forward-looking information into the ECL measurement by obligor grading, forecast ranges of macroeconomic scenarios, and additional ECL adjustments if the current circumstances, events or conditions at relevant portfolio level are not fully reflected in the ECL model; and

•

estimating the expected future cash flows by taking into account factors such as historical loss information, the appropriateness of the borrower’s business plan or operational improvement plan, the status of progress of its plan, the overall support from financial institutions, and the realizable value of any collateral held.

For the fiscal year ended March 31, 2021, the obligor grading, macroeconomic factors and additional ECL adjustments used to determine the final ECL reflected the current and forward-looking impact of the COVID-19 pandemic.

The obligor grades were reviewed based on the most recent information available as appropriate. For the fiscal year ended March 31, 2021, the obligor grades of many corporate borrowers severely affected by the COVID-19 pandemic were downgraded to the extent that the credit risk on loans and advances to such borrowers was determined to be significantly increased since initial recognition and their allowance for loan losses was measured at an amount equal to the lifetime ECL.

The macroeconomic scenarios for incorporating forward-looking information in the ECL measurement were updated, reflecting the recent economic forecasts. Although we understand that there is significant uncertainty in predicting the severity and duration of the COVID-19 pandemic and its impact on the Japanese and global economy, we assumed that the Japanese and global economy will recover from the fiscal year ending March 31, 2022, reflecting the roll-out of vaccines, and reach pre-COVID-19 level by the end of the fiscal year ending March 31, 2023. This assumption was considered in determining the base scenario. The extent to which the premises of the base scenario and past macroeconomic experiences are reflected in determining the upside and downside scenarios was revised to better capture relevant information under the unprecedented conditions experienced during the fiscal year ended March 31, 2021. The following table shows the growth rates of Japanese and global GDP, which are the key factors in the macroeconomic scenarios, under the base scenario.

	For the fiscal year ending March 31,
	2022	2023
	(%)
Japanese GDP	3.3	2.0
Global GDP	5.6	3.9

In determining the need for making additional ECL adjustments, we considered whether there is an increased credit risk for some portfolios on which the COVID-19 pandemic would have a material adverse impact but where the impact was not fully incorporated in the ECL model. This included the consideration of the temporary impact on probability of default of various measures taken by governments. We evaluated the forward-looking impact on credit risks and losses of certain industry-related portfolios selected based on changes in factors such as the market conditions and bankruptcy trends as a result of the reduction in economic activity by requests for voluntary restraint on movement and business closure requests to commercial facilities. As a consequence, we decided to make additional ECL adjustments for portfolios related to some industries.

Management estimates and judgments may change from time to time as the economic environment changes or new information becomes available. Changes in these estimates and judgments will result in a different allowance for loan losses and may have a direct impact on impairment charges. Allowance for loan losses amounted to ¥849,287 million and ¥706,405 million at March 31, 2021 and 2020, respectively.

Fair Value of Financial Instruments

Some of our financial instruments are measured at fair value, such as trading assets and liabilities, financial assets at fair value through profit or loss, derivative financial instruments, investment securities at fair value through other comprehensive income and financial liabilities designated at fair value through profit or loss.

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

These management judgments are made based on the facts and circumstances at the time of the impairment test, and may vary depending on the situation and time. Changes in management judgments may result in different impairment test results and different impairment losses recognized. For the fiscal years ended March 31, 2021 and 2020, impairment losses on goodwill were ¥42,398 million and nil, respectively.

Impairment of Other Intangible Assets

We have other intangible assets, not including goodwill, which consist of software, contractual customer relationships, trademarks and others. These are divided into other amortizing intangible assets and other non-amortizing intangible assets. Other amortizing intangible assets are tested for impairment if events or changes in circumstances indicate that it may not be recoverable at the end of each reporting period. Other non-amortizing intangible assets are tested for impairment on an annual basis or more frequently if events or changes in circumstances indicate that it may not be recoverable. If any such indication exists, then its recoverable amount is estimated. The process to determine the recoverable amount is inherently uncertain because such recoverable amount is determined based on a number of management estimates and judgments as described in “—Impairment of Goodwill.” Changes in management judgments may result in different impairment test results and different impairment amounts recognized. For the fiscal years ended March 31, 2021 and 2020, impairment losses on other intangible assets were ¥448 million and ¥28,689 million, respectively.

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

Management estimates and judgments may change from time to time as the legal environment and market conditions change or new information becomes available. Changes in these estimates and judgments could affect the balance of provision for interest repayment. Provision for interest repayment is recorded in provisions as a liability, and it totaled ¥141,201 million and ¥143,429 million at March 31, 2021 and 2020, respectively.

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

The difference between the fair value of the plan assets and the present value of the defined benefit obligation at the end of the reporting period is recognized as assets and liabilities in the consolidated statement of financial position. When this calculation for each plan results in a benefit to us, the recognized asset is limited to the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan. An economic benefit is available to us, if it is realizable during the life of the plan or on settlement of the plan obligation. The net total of assets and liabilities in the consolidated statement of financial position amounted to net assets of ¥480,053 million and ¥129,976 million at March 31, 2021 and 2020, respectively.

Deferred Tax Assets

We recognize deferred tax assets relating to tax losses carried forward and deductible temporary differences, only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the deductible temporary differences can be utilized. This assessment requires significant management judgments and assumptions. Future taxable profit is estimated based on, among other relevant factors, forecasted results of operations, which are based on historical financial performance and the business plans that management believes to be prudent and feasible. While we carefully assess the realization of tax losses carried forward and deductible temporary differences, the actual taxable profit in the future may be less than the forecast. The deferred tax assets amounted to ¥28,958 million and ¥102,198 million in the consolidated statement of financial position at March 31, 2021 and 2020, respectively, while the net total of deferred tax assets and liabilities amounted to net liabilities of ¥370,577 million at March 31, 2021 and net assets of ¥36,015 million at March 31, 2020, respectively.

New and Amended Accounting Standards and Recent Accounting Pronouncements

See “New and Amended Accounting Standards Adopted by the Group” and “Recent Accounting Pronouncements” under Note 2 “Summary of Significant Accounting Policies” to our consolidated financial statements included elsewhere in this annual report.

5.A.    OPERATING RESULTS

For discussion about our operating results for the fiscal year ended March 31, 2019, including certain comparative discussion of the fiscal years ended March 31, 2020 and 2019, please refer to “Item 5. Operating and Financial Review and Prospectus—5.A. Operating Results” in our annual report on Form 20-F filed on June 26, 2020.

Under the economic and financial circumstances described in “Item 5. Operating and Financial Review and Prospects—Overview—Operating Environment,” we made a profit through our commercial banking and other financial services businesses. Our total operating income increased by ¥461,735 million from ¥2,703,850 million for the fiscal year ended March 31, 2020 to ¥3,165,585 million for the fiscal year ended March 31, 2021, primarily due to increases in net income (loss) from financial assets and liabilities at fair value through profit or loss and net trading income. Our net profit increased by ¥474,093 million from ¥230,983 million for the fiscal year ended March 31, 2020 to ¥705,076 million for the fiscal year ended March 31, 2021, due to the increase in total operating income described above and a decrease in operating expenses, which were partially offset by an increase in income tax expense.

Our total assets increased by ¥22,866,524 million from ¥212,158,463 million at March 31, 2020 to ¥235,024,987 million at March 31, 2021, primarily due to increases in cash and deposits with banks and investment securities.

Our total liabilities increased by ¥21,525,252 million from ¥201,223,585 million at March 31, 2020 to ¥222,748,837 million at March 31, 2021, primarily due to an increase in deposits.

Our total equity increased by ¥1,341,272 million from ¥10,934,878 million at March 31, 2020 to ¥12,276,150 million at March 31, 2021, primarily due to increases in other reserves and retained earnings.

Operating Results

The following table presents information as to our income, expenses and net profit for the fiscal years ended March 31, 2021 and 2020.

	For the fiscal year ended March 31,
	2021	2020
	(In millions, except per share data)
Interest income	¥1,780,370	¥2,407,045
Interest expense	397,245	1,090,730

Net interest income	1,383,125	1,316,315

Fee and commission income	1,174,382	1,147,132
Fee and commission expense	201,723	203,822

Net fee and commission income	972,659	943,310

Net trading income	237,746	134,069
Net income (loss) from financial assets and liabilities at fair value through profit or loss	280,012	(21,939)
Net investment income	153,820	176,464
Other income	138,223	155,631

Total operating income	3,165,585	2,703,850

Impairment charges on financial assets	282,486	259,938

Net operating income	2,883,099	2,443,912

General and administrative expenses	1,679,115	1,696,386
Other expenses	283,879	488,806

Operating expenses	1,962,994	2,185,192

Share of post-tax profit of associates and joint ventures	36,373	24,031

Profit before tax	956,478	282,751

Income tax expense	251,402	51,768

Net profit	¥705,076	¥230,983

Profit attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥687,483	¥200,052
Non-controlling interests	4,471	18,567
Other equity instruments holders	13,122	12,364
Earnings per share:
Basic	¥501.73	¥145.48
Diluted	501.49	145.39

Total operating income increased by ¥461,735 million, or 17%, from ¥2,703,850 million for the fiscal year ended March 31, 2020 to ¥3,165,585 million for the fiscal year ended March 31, 2021, primarily due to increases in net income (loss) from financial assets and liabilities at fair value through profit or loss of ¥301,951 million and net trading income of ¥103,677 million. Although impairment charges on financial assets increased, net operating income also increased by ¥439,187 million from ¥2,443,912 million for the fiscal year ended March 31, 2020 to ¥2,883,099 million for the fiscal year ended March 31, 2021.

Net profit increased by ¥474,093 million from ¥230,983 million for the fiscal year ended March 31, 2020 to ¥705,076 million for the fiscal year ended March 31, 2021, as a result of the increase in net operating income described above and a decrease in other expenses, which was partially offset by an increase in income tax expense.

Net Interest Income

The following tables show the average balances of our statement of financial position items, related interest income, interest expense, net interest income and average rates for the fiscal years ended March 31, 2021 and 2020.

	For the fiscal year ended March 31,
	2021			2020
	Average balance(3)	Interest income	Average rate	Average balance(3)	Interest income	Average rate
	(In millions, except percentages)
Interest-earning assets:
Interest-earning deposits with other banks:
Domestic offices	¥881,007	¥2,260	0.26%	¥1,061,849	¥3,099	0.29%
Foreign offices	4,701,633	15,151	0.32%	3,994,229	78,493	1.97%

Total	5,582,640	17,411	0.31%	5,056,078	81,592	1.61%

Call loans and bills bought, reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	9,256,043	(687)	(0.01%)	9,167,833	17,540	0.19%
Foreign offices	3,224,164	25,926	0.80%	3,032,754	51,881	1.71%

Total	12,480,207	25,239	0.20%	12,200,587	69,421	0.57%

Investment securities(1):
Domestic offices	16,642,148	46,384	0.28%	11,245,654	75,026	0.67%
Foreign offices	5,385,436	80,255	1.49%	4,832,026	103,804	2.15%

Total	22,027,584	126,639	0.57%	16,077,680	178,830	1.11%

Loans and advances(2):
Domestic offices	64,651,076	846,911	1.31%	60,498,334	937,419	1.55%
Foreign offices	32,230,777	764,170	2.37%	31,467,410	1,139,783	3.62%

Total	96,881,853	1,611,081	1.66%	91,965,744	2,077,202	2.26%

Total interest-earning assets:
Domestic offices	91,430,274	894,868	0.98%	81,973,670	1,033,084	1.26%
Foreign offices	45,542,010	885,502	1.94%	43,326,419	1,373,961	3.17%

Total	¥136,972,284	¥1,780,370	1.30%	¥125,300,089	¥2,407,045	1.92%

	For the fiscal year ended March 31,
	2021			2020
	Average balance(3)	Interest expense	Average rate	Average balance(3)	Interest expense	Average rate
	(In millions, except percentages)
Interest-bearing liabilities:
Deposits:
Domestic offices	¥91,029,016	¥16,601	0.02%	¥85,668,767	¥51,976	0.06%
Foreign offices	28,285,386	163,309	0.58%	27,197,901	530,823	1.95%

Total	119,314,402	179,910	0.15%	112,866,668	582,799	0.52%

Call money and bills sold, repurchase agreements and cash collateral on securities lent and other interest- bearing liabilities:
Domestic offices	11,074,484	(5,172)	(0.05%)	11,218,806	33,745	0.30%
Foreign offices	4,524,797	14,865	0.33%	5,063,872	112,479	2.22%

Total	15,599,281	9,693	0.06%	16,282,678	146,224	0.90%

Borrowings:
Domestic office	17,075,586	40,483	0.24%	11,958,700	61,238	0.51%
Foreign offices	599,476	22,141	3.69%	600,321	31,187	5.20%

Total	17,675,062	62,624	0.35%	12,559,021	92,425	0.74%

Debt securities in issue:
Domestic offices	9,764,667	100,987	1.03%	9,419,223	197,749	2.10%
Foreign offices	1,678,663	8,218	0.49%	1,883,920	34,724	1.84%

Total	11,443,330	109,205	0.95%	11,303,143	232,473	2.06%

Premiums for deposit insurance:
Domestic offices	—	34,192	—	—	34,866	—
Foreign offices	—	1,621	—	—	1,943	—

Total	—	35,813	—	—	36,809	—

Total interest-bearing liabilities:
Domestic offices	128,943,753	187,091	0.15%	118,265,496	379,574	0.32%
Foreign offices	35,088,322	210,154	0.60%	34,746,014	711,156	2.05%

Total	¥164,032,075	¥397,245	0.24%	¥153,011,510	¥1,090,730	0.71%

Net interest income and interest rate spread		¥1,383,125	1.06%		¥1,316,315	1.21%

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

The following tables show changes in our interest income, interest expense and net interest income based on changes in volume and changes in rate for the fiscal year ended March 31, 2021 compared to the fiscal year ended March 31, 2020.

	Fiscal year ended March 31, 2021 compared to fiscal year ended March 31, 2020 Increase / (decrease)
	Volume	Rate	Net change
	(In millions)
Interest income:
Interest-earning deposits with other banks:
Domestic offices	¥(491)	¥(348)	¥(839)
Foreign offices	11,899	(75,241)	(63,342)

Total	11,408	(75,589)	(64,181)

Call loans and bills bought, reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	166	(18,393)	(18,227)
Foreign offices	3,088	(29,043)	(25,955)

Total	3,254	(47,436)	(44,182)

Investment securities:
Domestic offices	26,646	(55,288)	(28,642)
Foreign offices	10,906	(34,455)	(23,549)

Total	37,552	(89,743)	(52,191)

Loans and advances:
Domestic offices	61,306	(151,814)	(90,508)
Foreign offices	27,008	(402,621)	(375,613)

Total	88,314	(554,435)	(466,121)

Total interest income:
Domestic offices	87,627	(225,843)	(138,216)
Foreign offices	52,901	(541,360)	(488,459)

Total	¥140,528	¥(767,203)	¥(626,675)

	Fiscal year ended March 31, 2021 compared to fiscal year ended March 31, 2020 Increase / (decrease)
	Volume	Rate	Net change
	(In millions)
Interest expense:
Deposits:
Domestic offices	¥3,032	¥(38,407)	¥(35,375)
Foreign offices	20,404	(387,918)	(367,514)

Total	23,436	(426,325)	(402,889)

Call money and bills sold, repurchase agreements and cash collateral on securities lent and other interest-bearing liabilities:
Domestic offices	(427)	(38,490)	(38,917)
Foreign offices	(10,835)	(86,779)	(97,614)

Total	(11,262)	(125,269)	(136,531)

Borrowings:
Domestic offices	19,921	(40,676)	(20,755)
Foreign offices	(44)	(9,002)	(9,046)

Total	19,877	(49,678)	(29,801)

Debt securities in issue:
Domestic offices	7,006	(103,768)	(96,762)
Foreign offices	(3,418)	(23,088)	(26,506)

Total	3,588	(126,856)	(123,268)

Premiums for deposit insurance:
Domestic offices	(674)	—	(674)
Foreign offices	(322)	—	(322)

Total	(996)	—	(996)

Total interest expense:
Domestic offices	28,858	(221,341)	(192,483)
Foreign offices	5,785	(506,787)	(501,002)

Total	¥34,643	¥(728,128)	¥(693,485)

Net interest income:
Domestic offices	¥58,769	¥(4,502)	¥54,267
Foreign offices	47,116	(34,573)	12,543

Total	¥105,885	¥(39,075)	¥66,810

Interest Income

Our interest income decreased by ¥626,675 million, or 26% from ¥2,407,045 million for the fiscal year ended March 31, 2020 to ¥1,780,370 million for the fiscal year ended March 31, 2021. This decrease was primarily due to a decrease in interest income on loans and advances of ¥466,121 million, or 22%. Interest income on loans and advances decreased by ¥90,508 million, or 10% at domestic offices and by ¥375,613 million, or 33% at foreign offices. The decreases were primarily due to a decrease in the average rate of loans, which was partially offset by an increase in the average balance of loans to corporate customers as a result of our responses to their financing needs arising from the COVID-19 pandemic.

Interest Expense

Our interest expense decreased by ¥693,485 million, or 64%, from ¥1,090,730 million for the fiscal year ended March 31, 2020 to ¥397,245 million for the fiscal year ended March 31, 2021, primarily due to a decrease in interest expenses on deposits. Our interest expense on deposits decreased by ¥402,889 million, or 69%, from ¥582,799 million for the fiscal year ended March 31, 2020 to ¥179,910 million for the fiscal year ended March 31, 2021, primarily due to a decrease at foreign offices reflecting a decrease in the average rate.

Net Interest Income

Our net interest income increased by ¥66,810 million, or 5%, from ¥1,316,315 million for the fiscal year ended March 31, 2020 to ¥1,383,125 million for the fiscal year ended March 31, 2021. This was primarily due to increases in the volume of interest-earning assets, primarily loans, while both the average rate of interest-earning assets, primarily loans, and interest-bearing liabilities, primarily deposits, decreased but offset each other, resulting in less impact for the fluctuation of the net interest income.

From the fiscal year ended March 31, 2020 to March 31, 2021, the average rate on loans and advances at domestic offices decreased by 0.24 percentage points from 1.55% to 1.31%. The average rate on loans and advances at foreign offices decreased by 1.25 percentage points from 3.62% to 2.37%, resulting in the total for loans and advances decreasing by 0.60 percentage points from 2.26% to 1.66%. On the other hand, the average rate on deposits decreased by 0.37 percentage points from 0.52% to 0.15%, primarily due to a decrease in the average rate on deposits at foreign offices by 1.37 percentage points from 1.95% to 0.58%.

Net Fee and Commission Income

The following table sets forth our net fee and commission income for the periods shown.

	For the fiscal year ended March 31,
	2021	2020

	(In millions)
Fee and commission income from:
Loans	¥132,523	¥123,472
Credit card business	304,787	304,238
Guarantees	64,422	67,846
Securities-related business	169,251	149,837
Deposits	14,763	14,045
Remittances and transfers	138,907	141,617
Safe deposits	4,160	4,349
Trust fees	4,885	4,680
Investment trusts	163,522	150,349
Agency	8,442	9,612
Others	168,720	177,087

Total fee and commission income	1,174,382	1,147,132

Fee and commission expense from:
Remittances and transfers	39,417	40,601
Others	162,306	163,221

Total fee and commission expense	201,723	203,822

Net fee and commission income	¥972,659	¥943,310

Fee and commission income increased by ¥27,250 million, or 2%, from ¥1,147,132 million for the fiscal year ended March 31, 2020 to ¥1,174,382 million for the fiscal year ended March 31, 2021. Primary sources of fee and commission income are fees obtained through our credit card business, fees obtained through securities-related business, fees and commissions obtained through investment trusts, remittance and transfer fees, and loan transaction fees. The increase in fee and commission income was primarily due to increases in fees and commissions obtained through securities-related business and investment trusts reflecting the strong performance of the wealth management business under a robust market environment.

Fee and commission expense was ¥201,723 million for the fiscal year ended March 31, 2021, decreased by ¥2,099 million from ¥203,822 million for the fiscal year ended March 31, 2020.

As a result, net fee and commission income increased by ¥29,349 million, or 3%, from ¥943,310 million for the fiscal year ended March 31, 2020 to ¥972,659 million for the fiscal year ended March 31, 2021.

Net Income (Loss) from Trading, Financial Assets and Liabilities at Fair Value Through Profit or Loss and Investment Securities

The following table sets forth our net income (loss) from trading, financial assets and liabilities at fair value through profit or loss and investment securities for the periods shown.

	For the fiscal year ended March 31,
	2021	2020

	(In millions)
Net trading income:
Interest rate	¥38,987	¥149,420
Foreign exchange	168,462	(78,541)
Equity	34,772	59,388
Credit	(4,723)	2,495
Others	248	1,307

Total net trading income	¥237,746	¥134,069

Net income (loss) from financial assets and liabilities at fair value through profit or loss:
Net income (loss) from financial assets mandatorily at fair value through profit or loss:
Net income (loss) from debt instruments	¥262,396	¥(23,557)
Net income from equity instruments	23,687	1,618
Net loss from financial liabilities designated at fair value through profit or loss	(6,071)	—

Total net income (loss) from financial assets and liabilities at fair value through profit or loss	¥280,012	¥(21,939)

Net investment income:
Net gain from disposal of debt instruments	¥79,711	¥96,624
Dividend income	74,109	79,840

Total net investment income	¥153,820	¥176,464

Net trading income, which includes income and losses from trading assets and liabilities and derivative financial instruments, increased by ¥103,677 million from ¥134,069 million for the fiscal year ended March 31, 2020 to ¥237,746 million for the fiscal year ended March 31, 2021. The increase was primarily due to an increase in net trading income from foreign exchange transactions, which was partially offset by a decrease in net trading income from interest rate related transactions. The increase in net trading income from foreign exchange transactions was primarily due to an increase in net gains from changes in the fair value of currency swaps and foreign exchange forward contracts.

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

Net income (loss) from financial assets and liabilities at fair value through profit or loss increased by ¥301,951 million from a net loss of ¥21,939 million for the fiscal year ended March 31, 2020 to a net income of ¥280,012 million for the fiscal year ended March 31, 2021. This was primarily due to an increase in net gains from changes in the fair value and sales of equity index-linked investment trusts.

Net investment income decreased by ¥22,644 million from ¥176,464 million for the fiscal year ended March 31, 2020 to ¥153,820 million for the fiscal year ended March 31, 2021. This was primarily due to a decrease in net gains from sales of bonds.

Impairment Charges on Financial Assets

The following table sets forth our impairment charges (reversals) on financial assets for the periods shown.

	For the fiscal year ended March 31,
	2021	2020
	(In millions)
Loans and advances	¥277,085	¥249,478
Loan commitments	12,729	11,011
Financial guarantees	(7,328)	(551)

Total impairment charges on financial assets	¥282,486	¥259,938

Our impairment charges on financial assets consist of losses relating to loans and advances, loan commitments and financial guarantee contracts. Impairment charges on these financial assets are mainly affected by the economic environment and financial conditions of borrowers.

Impairment charges on financial assets increased by ¥22,548 million from ¥259,938 million for the fiscal year ended March 31, 2020 to ¥282,486 million for the fiscal year ended March 31, 2021, primarily due to an increase in impairment charges on loans and advances. The increase was primarily due to an increase in the provision for loan losses related to our corporate customers affected by the COVID-19 pandemic. For detailed information on provision for loan losses, see “—Financial Condition—Allowance for Loan Losses.”

General and Administrative Expenses

The following table sets forth our general and administrative expenses for the periods shown.

	For the fiscal year ended March 31,
	2021	2020
	(In millions)
Personnel expenses	¥770,769	¥787,880
Depreciation and amortization	255,702	258,516
Building and maintenance expenses	8,593	8,864
Supplies expenses	15,191	15,506
Communication expenses	33,454	34,213
Publicity and advertising expenses	89,924	73,483
Taxes and dues	83,554	84,364
Outsourcing expenses	111,737	109,100
Office equipment expenses	56,389	51,283
Others	253,802	273,177

Total general and administrative expenses	¥1,679,115	¥1,696,386

General and administrative expenses decreased by ¥17,271 million, or 1%, from ¥1,696,386 million for the fiscal year ended March 31, 2020 to ¥1,679,115 million for the fiscal year ended March 31, 2021. This was primarily due to a decrease in personnel expenses because the past service cost was recognized as profit due to a decrease in SMBC’s defined benefit obligation as a result of the amendment to the terms of its defined benefit pension plans. Furthermore, restrictions on operating activities affected by the COVID-19 pandemic and our cost reduction efforts contributed to a decrease in general and administrative expenses.

Share of Post-tax Profit of Associates and Joint Ventures

Share of post-tax profit of associates and joint ventures increased by ¥12,342 million from ¥24,031 million for the fiscal year ended March 31, 2020 to ¥36,373 million for the fiscal year ended March 31, 2021, primarily due to an increase in our share of the profit of associates and joint ventures engaged in leasing business.

Income Tax Expense

Income tax expense increased by ¥199,634 million from ¥51,768 million for the fiscal year ended March 31, 2020 to ¥251,402 million for the fiscal year ended March 31, 2021, primarily due to an increase in deferred tax expense resulting from a decrease of deductible temporary differences attributable to derivative financial instruments and an increase of taxable temporary differences attributable to investment securities.

Business Segment Analysis

Our business segment information is prepared based on the internal reporting system utilized by our management to assess the performance of our business segments under Japanese GAAP.

We have four main business segments: the Wholesale Business Unit, the Retail Business Unit, the Global Business Unit, which was renamed from the International Business Unit on April 1, 2020, and the Global Markets Business Unit, with the remaining operations recorded in Head office account and others. Effective from April 1, 2020, an internal reorganization of certain SMBC businesses was made and the revenue management system at SMBC Nikko Securities was changed.

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

Segmental Results of Operations

The following tables show our results of operations by business segment for the fiscal year ended March 31, 2021 and 2020. The comparative information for the fiscal year ended March 31, 2020 has been restated to reflect the aforementioned internal reorganization and change in the revenue management system and eliminate the impact of factors such as changes in interest rates and exchange rates that may distort the comparison.

For the fiscal year ended March 31, 2021:

	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
	(In billions)
Consolidated gross profit(1)	¥634.9	¥1,127.4	¥723.7	¥460.7	¥(140.5)	¥2,806.2
General and administrative expenses	(299.9)	(910.4)	(383.3)	(82.9)	(70.6)	(1,747.1)
Others(2)	53.5	2.2	26.3	35.7	(92.8)	24.9

Consolidated net business profit	¥388.5	¥219.2	¥366.7	¥413.5	¥(303.9)	¥1,084.0

For the fiscal year ended March 31, 2020:
	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
	(In billions)
Consolidated gross profit(1)	¥620.1	¥1,176.1	¥680.8	¥438.6	¥(147.0)	¥2,768.6
General and administrative expenses	(303.6)	(934.5)	(370.9)	(79.6)	(51.0)	(1,739.6)
Others(2)	50.5	2.0	52.9	32.5	(81.9)	56.0

Consolidated net business profit	¥367.0	¥243.6	¥362.8	¥391.5	¥(279.9)	¥1,085.0

(1)

Consolidated gross profit = (Interest income – Interest expenses) + Trust fees + (Fee and commission income – Fee and commission expenses) + (Trading income – Trading losses) + (Other operating income – Other operating expenses).

(2)

“Others” includes share of profit or loss of equity-method associates and joint ventures and cooperated profit and loss, that is, profit and loss double counted within our business segments in the managerial accounting.

Wholesale Business Unit

Consolidated gross profit for the fiscal year ended March 31, 2021 was ¥635 billion and increased by ¥15 billion compared to the fiscal year ended March 31, 2020. This was primarily due to an increase in interest income on loans of SMBC in response to the urgent financial needs caused by the COVID-19 pandemic.

General and administrative expenses for the fiscal year ended March 31, 2021 was ¥300 billion and decreased by ¥4 billion compared to the fiscal year ended March 31, 2020.

Others for the fiscal year ended March 31, 2021 was ¥54 billion.

As a result, consolidated net business profit for the fiscal year ended March 31, 2021 was ¥389 billion and increased by ¥22 billion compared to the fiscal year ended March 31, 2020.

Retail Business Unit

Consolidated gross profit for the fiscal year ended March 31, 2021 was ¥1,127 billion and decreased by ¥49 billion compared to the fiscal year ended March 31, 2020. This was primarily due to a decrease in income from the payment businesses and the consumer finance businesses reflecting a decline in private consumption affected by the COVID-19 pandemic, which was partially offset by an increase in income from the wealth management businesses.

General and administrative expenses for the fiscal year ended March 31, 2021 was ¥910 billion and decreased by ¥24 billion compared to the fiscal year ended March 31, 2020. This was primarily due to decreases in revenue-linked variable costs of Sumitomo Mitsui Card and SMBC Finance Service, and cost reduction efforts including the branch reorganization of SMBC.

Others for the fiscal year ended March 31, 2021 was ¥2 billion.

As a result, consolidated net business profit for the fiscal year ended March 31, 2021 was ¥219 billion and decreased by ¥24 billion compared to the fiscal year ended March 31, 2020.

Global Business Unit

Consolidated gross profit for the fiscal year ended March 31, 2021 was ¥724 billion and increased by ¥43 billion compared to the fiscal year ended March 31, 2020. This was primarily due to increases in income from lending businesses and securities businesses in response to strong financial needs caused by the COVID-19 pandemic.

General and administrative expenses for the fiscal year ended March 31, 2021 was ¥383 billion and increased by ¥12 billion compared to the fiscal year ended March 31, 2020. This was due to increases in expenses related to overseas business development as well as enhancement of the governance system.

Others for the fiscal year ended March 31, 2021 was ¥26 billion and decreased by ¥27 billion compared to the fiscal year ended March 31, 2020. This was primarily due to a decrease in our share of post-tax profit of associates and joint ventures, reflecting the deterioration of global economic conditions caused by the COVID-19 pandemic.

As a result, consolidated net business profit for the fiscal year ended March 31, 2021 was ¥367 billion and increased by ¥4 billion compared to the fiscal year ended March 31, 2020.

Global Markets Business Unit

Consolidated gross profit for the fiscal year ended March 31, 2021 was ¥461 billion and increased by ¥22 billion compared to the fiscal year ended March 31, 2020. This was primarily due to nimble portfolio management in the volatile market environment.

General and administrative expenses for the fiscal year ended March 31, 2021 was ¥83 billion and increased by ¥3 billion compared to the fiscal year ended March 31, 2020.

Others for the fiscal year ended March 31, 2021 was ¥36 billion.

As a result, consolidated net business profit for the fiscal year ended March 31, 2021 was ¥414 billion and increased by ¥22 billion compared to the fiscal year ended March 31, 2020.

Financial Condition

Assets

Our total assets increased by ¥22,866,524 million from ¥212,158,463 million at March 31, 2020 to ¥235,024,987 million at March 31, 2021. The increase was primarily due to increases in cash and deposits with banks and investment securities.

Our assets at March 31, 2021 and 2020 were as follows.

	At March 31,
	2021	2020
	(In millions)
Cash and deposits with banks	¥73,090,816	¥62,471,453
Call loans and bills bought	2,553,468	898,256
Reverse repurchase agreements and cash collateral on securities borrowed	11,738,072	13,745,996
Trading assets	3,140,736	2,785,016
Derivative financial instruments	5,521,617	6,279,801
Financial assets at fair value through profit or loss	1,744,848	1,478,356
Investment securities	31,051,461	21,864,386
Loans and advances	97,714,938	94,671,818
Investments in associates and joint ventures	886,685	826,736
Property, plant and equipment	1,754,661	1,764,611
Intangible assets	819,720	835,477
Other assets	4,945,631	4,272,630
Current tax assets	33,376	161,729
Deferred tax assets	28,958	102,198

Total assets	¥235,024,987	¥212,158,463

Loans and Advances

Our main operating activity is the lending business. We make loans and extend other types of credit principally to corporate and individual customers in Japan and to corporate customers in foreign countries.

At March 31, 2021, our loans and advances were ¥97,714,938 million, or 42% of total assets, representing an increase of ¥3,043,120 million, or 3%, from ¥94,671,818 million at March 31, 2020. The increase in loans and advances was primarily due to an increase in those to domestic customers, mainly corporate customers. At the beginning of the fiscal year ended March 31, 2021, the balance of loans to domestic corporate customers increased as a result of our response to their financial needs arising from the COVID-19 pandemic. Thereafter, the balance of loans began to decrease due to repayments, but the balance at March 31, 2021 was still above the level at March 31, 2020.

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

	At March 31,
	2021	2020
	(In millions)
Manufacturing	¥10,174,683	¥8,787,566
Agriculture, forestry, fisheries and mining	277,471	280,233
Construction	886,539	919,043
Transportation, communications and public enterprises	5,878,522	5,637,560
Wholesale and retail	6,014,746	5,375,802
Finance and insurance	3,423,625	3,217,545
Real estate and goods rental and leasing	11,760,698	10,666,446
Services	4,831,938	4,452,195
Municipalities	625,639	839,878
Lease financing	24,678	8,380
Consumer(1)	15,274,719	15,691,638
Others(2)	4,133,900	4,308,469

Total domestic	¥63,307,158	¥60,184,755

(1)	The balance in Consumer mainly consists of housing loans. The housing loan balances amounted to ¥10,736,709 million and ¥10,913,869 million at March 31, 2021 and 2020, respectively.
(2)	The balance in Others includes loans and advances to the Government of Japan.

Foreign

The following table shows the outstanding loans and advances to our customers whose domiciles are not in Japan, classified by industry, before deducting the allowance for loan losses, and adjusting unearned income, unamortized premiums-net and deferred loan fees-net at the dates indicated.

	At March 31,
	2021	2020
	(In millions)
Public sector	¥309,372	¥335,071
Financial institutions	7,241,844	6,220,956
Commerce and industry	24,659,663	25,597,599
Lease financing	306,988	309,531
Others	3,000,530	2,994,838

Total foreign	¥35,518,397	¥35,457,995

Allowance for Loan Losses

We calculate the allowance for loan losses using the latest assignment of obligor grades (our internal credit rating) and supplementary data such as the borrowers’ operating cash flows, realizable value of collateral and recent economic conditions.

For the fiscal year ended March 31, 2021, the allowance for loan losses increased by ¥142,882 million, or 20%, from ¥706,405 million at the beginning of the period to ¥849,287 million at the end of the period.

The balance of the allowance for loan losses increases when a provision for loan losses is recognized and decreases when charge-offs are recognized through the sales of loans and write-offs. As we recorded a provision for loan losses of ¥277,085 million and charge-offs of ¥161,603 million for the fiscal year ended March 31, 2021, the provision for loan losses exceeded charge-offs and the overall allowance for loan losses increased.

The provision for loan losses increased by ¥27,607 million to ¥277,085 million for the fiscal year ended March 31, 2021 as compared to ¥249,478 million for the fiscal year ended March 31, 2020. The increase was primarily due to an increase in the provision for loan losses related to our corporate customers affected by the COVID-19 pandemic. For the fiscal year ended March 31, 2021, the obligor grades of many corporate borrowers severely affected by the COVID-19 pandemic were downgraded to the extent that the credit risk on loans and advances to such borrowers was determined to be significantly increased since initial recognition and their allowance for loan losses was measured at an amount equal to the lifetime ECL.

Charge-offs increased by ¥7,611 million from the previous fiscal year to ¥161,603 million for the fiscal year ended March 31, 2021. Charge-offs of domestic loans and advances decreased by ¥29,391 million compared to the previous fiscal year to ¥96,937 million for the fiscal year ended March 31, 2021. Charge-offs of foreign loans and advances increased by ¥37,002 million compared to the previous fiscal year to ¥64,666 million for the fiscal year ended March 31, 2021.

The following tables show our allowance for loan losses for each of the periods indicated.

	At March 31, 2021
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit- impaired	Total
	(In millions)
Allowance for loan losses :
Balance at April 1, 2020	¥203,286	¥147,382	¥355,737	¥706,405
Net transfers between stages	(8,021)	(18,280)	26,301	—
Provision (credit) for loan losses	(29,279)	123,622	182,742	277,085
Charge-offs(1)	—	—	161,603	161,603
Recoveries	—	—	12,801	12,801

Net charge-offs	—	—	148,802	148,802
Others(2)	4,170	3,185	7,244	14,599

Balance at March 31, 2021	¥170,156	¥255,909	¥423,222	¥849,287

	At March 31, 2020
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit- impaired	Total
	(In millions)
Allowance for loan losses :
Balance at April 1, 2019	¥158,094	¥92,446	¥354,448	¥604,988
Net transfers between stages	(3,184)	(4,503)	7,687	—
Provision (credit) for loan losses	52,085	60,724	136,669	249,478
Charge-offs(1)	—	—	153,992	153,992
Recoveries	—	—	12,413	12,413

Net charge-offs	—	—	141,579	141,579
Others(2)	(3,709)	(1,285)	(1,488)	(6,482)

Balance at March 31, 2020	¥203,286	¥147,382	¥355,737	¥706,405

(1)	Charge-offs consist of the reduction of allowance through the sales of loans and write-offs.
(2)	Others mainly include foreign exchange translations for the fiscal years ended March 31, 2021 and 2020.

Impaired Loans and Advances

A portion of the total domestic and foreign loans and advances consists of impaired loans and advances, which are comprised of “potentially bankrupt, virtually bankrupt and bankrupt (loans and advances),” “past due three months or more (loans),” “restructured (loans)” and “other impaired (loans and advances).” The loans and advances for which management has serious doubts about the ability of the borrowers to comply in the near future with the repayment terms are wholly included in impaired loans and advances.

“Potentially bankrupt, virtually bankrupt and bankrupt (loans and advances)” comprise loans and advances to borrowers that are perceived to have a high risk of falling into bankruptcy, may not have been legally or formally declared bankrupt but are essentially bankrupt, or have been legally or formally declared bankrupt.

Loans classified as “past due three months or more (loans)” represent those loans that are three months or more past due as to principal or interest, which are not included in “potentially bankrupt, virtually bankrupt and bankrupt (loans and advances).”

The category “restructured (loans)” comprises loans not included above for which the terms of the loans have been modified to grant concessions because of problems with the borrower.

“Other impaired (loans and advances)” represent impaired loans and advances, which are not included in “potentially bankrupt, virtually bankrupt and bankrupt (loans and advances),” “past due three months or more (loans),” or “restructured (loans),” but for which information about credit problems cause management to classify them as impaired loans and advances.

The following table shows the distribution of impaired loans and advances by “potentially bankrupt, virtually bankrupt and bankrupt (loans and advances),” “past due three months or more (loans),” “restructured (loans)” and “other impaired (loans and advances)” at March 31, 2021 and 2020 by domicile and type of industry of the borrowers. At March 31, 2021, gross impaired loans and advances were ¥1,171,576 million, an increase of ¥326,247 million from ¥845,329 million at March 31, 2020. The ratio of gross impaired loans and advances to the outstanding loans and advances before deducting the allowance for loan losses, and adjusting unearned income, unamortized premiums-net and deferred loan fees-net was 1.2% at March 31, 2021, an increase of 0.3 percentage points from 0.9% at March 31, 2020.

	At March 31,
	2021	2020
	(In millions)
Potentially bankrupt, virtually bankrupt and bankrupt (loans and advances):
Domestic:
Manufacturing	¥63,894	¥44,640
Agriculture, forestry, fisheries and mining	7,836	7,648
Construction	8,086	10,008
Transportation, communications and public enterprises	36,177	35,562
Wholesale and retail	75,040	67,810
Finance and insurance	6,842	5,556
Real estate and goods rental and leasing	26,658	28,189
Services	64,574	44,040
Consumer	156,133	162,881
Others	23,474	19,475

Total domestic	468,714	425,809

Foreign:
Financial institutions	11,632	29
Commerce and industry	179,199	137,438
Others	23,012	9,118

Total foreign	213,843	146,585

Total	682,557	572,394

Past due three months or more (loans):
Domestic	37,297	27,923
Foreign	—	—

Total	37,297	27,923

Restructured (loans):
Domestic	228,631	144,034
Foreign	146,324	42,123

Total	374,955	186,157

Other impaired (loans and advances):
Domestic	36,343	52,020
Foreign	40,424	6,835

Total	76,767	58,855

Gross impaired loans and advances	1,171,576	845,329

Less: Allowance for loan losses for impaired loans and advances	(423,222)	(355,737)

Net impaired loans and advances	¥748,354	¥489,592

In addition to the discussion in this section, see Note 46 “Financial Risk Management—Credit Risk” to our consolidated financial statements included elsewhere in this annual report.

Investment Securities

Our investment securities, including debt instruments at amortized cost, debt instruments at fair value through other comprehensive income and equity instruments at fair value through other comprehensive income, totaled ¥31,051,461 million at March 31, 2021, an increase of ¥9,187,075 million, or 42%, from ¥21,864,386 million at March 31, 2020. The increase in our investment securities was primarily due to increases in our holdings of Japanese government bonds and U.S. Treasury and other U.S. government agency bonds, which were partially offset by a decrease in our holdings of mortgage-backed securities.

Our bond portfolio is principally held for asset and liability management purposes. It mostly consisted of Japanese government bonds, U.S. Treasury securities and bonds issued or guaranteed by foreign governments, government agencies or official institutions.

Our debt instruments at amortized cost amounted to ¥72,015 million at March 31, 2021, a decrease of ¥248,756 million, or 78%, from ¥320,771 million at March 31, 2020, primarily due to redemptions at maturity of Japanese government bonds.

Domestic debt instruments at fair value through other comprehensive income amounted to ¥15,752,438 million at March 31, 2021, an increase of ¥8,147,385 million, or 107%, from ¥7,605,053 million at March 31, 2020. The increase was primarily due to an increase in our holdings of Japanese government bonds. As for our foreign debt instruments at fair value through other comprehensive income, we had ¥10,640,197 million at March 31, 2021, which was an increase of ¥191,086 million, or 2%, from ¥10,449,111 million at March 31, 2020. Most of our foreign debt instruments, including mortgage-backed securities, are issued or guaranteed by foreign governments, government agencies or official institutions. The increase was primarily due to an increase in our holdings of U.S. Treasury and other U.S. government agency bonds. Net unrealized losses on our foreign debt instruments amounted to ¥24,243 million at March 31, 2021, as compared to net unrealized gains of ¥235,111 million at March 31, 2020. This was primarily due to a decline in the fair value of the foreign debt instruments held, reflecting to increases in U.S. interest rates, together with the disposal during the fiscal year ended March 31, 2021 of foreign debt instruments with unrealized gains at March 31, 2020.

We had ¥3,919,787 million of domestic equity instruments and ¥667,024 million of foreign equity instruments at March 31, 2021, for which we made an irrevocable election at initial recognition to present subsequent changes in fair value in other comprehensive income under IFRS 9 “Financial Instruments.” Our domestic equity instruments, which consisted principally of publicly traded Japanese stocks and included common and preferred stocks issued by our customers, increased by ¥895,056 million, or 30%, from ¥3,024,731 million at March 31, 2020. Net unrealized gains on our domestic equity instruments increased by ¥962,690 million, or 62%, from ¥1,564,351 million at March 31, 2020 to ¥2,527,041 million at March 31, 2021. The increase was primarily due to an increase in the fair value of publicly traded Japanese stocks. Net unrealized gains on our foreign equity instruments increased by ¥196,600 million, or 59%, from ¥333,664 million at March 31, 2020 to ¥530,264 million at March 31, 2021, mainly reflecting favorable conditions in overseas stock markets.

We have no transactions pursuant to repurchase agreements, securities lending transactions or other transactions involving the transfer of financial assets with an obligation to repurchase such transferred assets that are treated as sales for accounting purposes.

The following tables show the amortized cost, gross unrealized gains and losses, and fair value of our investment securities, which are classified as debt instruments at amortized cost, debt instruments at fair value through other comprehensive income and equity instruments at fair value through other comprehensive income at March 31, 2021, 2020 and 2019.

	At March 31, 2021
	Amortized cost(1)	Gross unrealized gains	Gross unrealized losses	Fair value
	(In millions)
Debt instruments at amortized cost:
Domestic:
Japanese government bonds	¥—	¥—	¥—	¥—
Japanese municipal bonds	22,300	2	62	22,240
Japanese corporate bonds	—	—	—	—

Total domestic	22,300	2	62	22,240

Foreign:
U.S. Treasury and other U.S. government agency bonds	—	—	—	—
Bonds issued by other governments and official institutions	47,129	221	239	47,111
Other debt instruments	2,586	—	43	2,543

Total foreign	49,715	221	282	49,654

Total	¥72,015	¥223	¥344	¥71,894

Debt instruments at fair value through other comprehensive income:
Domestic:
Japanese government bonds	¥14,305,742	¥1,507	¥13,638	¥14,293,611
Japanese municipal bonds	733,275	414	1,067	732,622
Japanese corporate bonds	727,473	1,111	2,689	725,895
Other debt instruments	310	—	—	310

Total domestic	15,766,800	3,032	17,394	15,752,438

Foreign:
U.S. Treasury and other U.S. government agency bonds	5,601,838	49,692	86,586	5,564,944
Bonds issued by other governments and official institutions	3,006,178	8,231	20,377	2,994,032
Mortgage-backed securities	1,635,340	35,271	11,879	1,658,732
Other debt instruments	421,084	1,488	83	422,489

Total foreign	10,664,440	94,682	118,925	10,640,197

Total	¥26,431,240	¥97,714	¥136,319	¥26,392,635

Equity instruments at fair value through other comprehensive income:
Domestic	¥1,392,746	¥2,592,655	¥65,614	¥3,919,787
Foreign	136,760	549,741	19,477	667,024

Total	¥1,529,506	¥3,142,396	¥85,091	¥4,586,811

	At March 31, 2020
	Amortized cost(1)	Gross unrealized gains	Gross unrealized losses	Fair value
	(In millions)
Debt instruments at amortized cost:
Domestic:
Japanese government bonds	¥260,079	¥207	¥—	¥260,286
Japanese municipal bonds	22,300	1	67	22,234
Japanese corporate bonds	—	—	—	—

Total domestic	282,379	208	67	282,520

Foreign:
U.S. Treasury and other U.S. government agency bonds	—	—	—	—
Bonds issued by other governments and official institutions	37,358	145	—	37,503
Other debt instruments	1,034	—	—	1,034

Total foreign	38,392	145	—	38,537

Total	¥320,771	¥353	¥67	¥321,057

Debt instruments at fair value through other comprehensive income:
Domestic:
Japanese government bonds	¥6,791,514	¥5,725	¥12,171	¥6,785,068
Japanese municipal bonds	240,558	355	531	240,382
Japanese corporate bonds	579,508	1,655	1,870	579,293
Other debt instruments	310	—	—	310

Total domestic	7,611,890	7,735	14,572	7,605,053

Foreign:
U.S. Treasury and other U.S. government agency bonds	4,347,608	147,078	—	4,494,686
Bonds issued by other governments and official institutions	2,941,222	10,340	20,756	2,930,806
Mortgage-backed securities	2,708,432	99,481	100	2,807,813
Other debt instruments	216,738	593	1,525	215,806

Total foreign	10,214,000	257,492	22,381	10,449,111

Total	¥17,825,890	¥265,227	¥36,953	¥18,054,164

Equity instruments at fair value through other comprehensive income:
Domestic	¥1,460,380	¥1,693,714	¥129,363	¥3,024,731
Foreign	131,056	361,501	27,837	464,720

Total	¥1,591,436	¥2,055,215	¥157,200	¥3,489,451

	At March 31, 2019
	Amortized cost(1)	Gross unrealized gains	Gross unrealized losses	Fair value
	(In millions)
Debt instruments at amortized cost:
Domestic:
Japanese government bonds	¥280,246	¥890	¥—	¥281,136
Japanese municipal bonds	—	—	—	—
Japanese corporate bonds	—	—	—	—

Total domestic	280,246	890	—	281,136

Foreign:
U.S. Treasury and other U.S. government agency bonds	—	—	—	—
Bonds issued by other governments and official institutions	36,827	106	39	36,894
Other debt instruments	1,841	—	—	1,841

Total foreign	38,668	106	39	38,735

Total	¥318,914	¥996	¥39	¥319,871

Debt instruments at fair value through other comprehensive income:
Domestic:
Japanese government bonds	¥5,005,649	¥22,285	¥239	¥5,027,695
Japanese municipal bonds	98,427	742	5	99,164
Japanese corporate bonds	325,130	3,848	—	328,978
Other debt instruments	26	—	—	26

Total domestic	5,429,232	26,875	244	5,455,863

Foreign:
U.S. Treasury and other U.S. government agency bonds	4,469,336	28,497	71,198	4,426,635
Bonds issued by other governments and official institutions	2,112,607	10,590	1,790	2,121,407
Mortgage-backed securities	1,047,183	9,739	12,935	1,043,987
Other debt instruments	284,835	664	170	285,329

Total foreign	7,913,961	49,490	86,093	7,877,358

Total	¥13,343,193	¥76,365	¥86,337	¥13,333,221

Equity instruments at fair value through other comprehensive income:
Domestic	¥1,600,072	¥2,221,660	¥92,612	¥3,729,120
Foreign	95,989	368,511	20,728	443,772

Total	¥1,696,061	¥2,590,171	¥113,340	¥4,172,892

(1)	“Amortized cost” for equity instruments at fair value through other comprehensive income represents the difference between the fair value and gross unrealized gains or losses.

The following tables show the fair value and gross unrealized losses of our investment securities, aggregated by the length of time that the individual securities have been in a continuous unrealized loss position at March 31, 2021, 2020 and 2019.

	At March 31, 2021
	Less than twelve months		Twelve months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	(In millions)
Debt instruments at amortized cost:
Domestic:
Japanese government bonds	¥—	¥—	¥—	¥—	¥—	¥—
Japanese municipal bonds	2,300	—	16,238	62	18,538	62
Japanese corporate bonds	—	—	—	—	—	—

Total domestic	2,300	—	16,238	62	18,538	62

Foreign:
U.S. Treasury and other U.S. government agency bonds	—	—	—	—	—	—
Bonds issued by other governments and official institutions	10,279	239	—	—	10,279	239
Other debt instruments	1,026	43	—	—	1,026	43

Total foreign	11,305	282	—	—	11,305	282

Total	¥13,605	¥282	¥16,238	¥62	¥29,843	¥344

Debt instruments at fair value through other comprehensive income:
Domestic:
Japanese government bonds	¥7,019,285	¥2,155	¥3,208,353	¥11,483	¥10,227,638	¥13,638
Japanese municipal bonds	338,284	606	140,848	461	479,132	1,067
Japanese corporate bonds	197,020	416	240,088	2,273	437,108	2,689
Other debt instruments	—	—	—	—	—	—

Total domestic	7,554,589	3,177	3,589,289	14,217	11,143,878	17,394

Foreign:
U.S. Treasury and other U.S. government agency bonds	3,174,495	86,586	—	—	3,174,495	86,586
Bonds issued by other governments and official institutions	1,652,235	20,372	30,706	5	1,682,941	20,377
Mortgage-backed securities	594,950	11,874	1,511	5	596,461	11,879
Other debt instruments	160,498	80	14,329	3	174,827	83

Total foreign	5,582,178	118,912	46,546	13	5,628,724	118,925

Total	¥13,136,767	¥122,089	¥3,635,835	¥14,230	¥16,772,602	¥136,319

Equity instruments at fair value through other comprehensive income:
Domestic	¥24,850	¥3,134	¥164,109	¥62,480	¥188,959	¥65,614
Foreign	6	384	23,149	19,093	23,155	19,477

Total	¥24,856	¥3,518	¥187,258	¥81,573	¥212,114	¥85,091

	At March 31, 2020
	Less than twelve months		Twelve months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	(In millions)
Debt instruments at amortized cost:
Domestic:
Japanese government bonds	¥—	¥—	¥—	¥—	¥—	¥—
Japanese municipal bonds	18,532	67	—	—	18,532	67
Japanese corporate bonds	—	—	—	—	—	—

Total domestic	18,532	67	—	—	18,532	67

Foreign:
U.S. Treasury and other U.S. government agency bonds	—	—	—	—	—	—
Bonds issued by other governments and official institutions	—	—	—	—	—	—
Other debt instruments	—	—	—	—	—	—

Total foreign	—	—	—	—	—	—

Total	¥18,532	¥67	¥—	¥—	¥18,532	¥67

Debt instruments at fair value through other comprehensive income:
Domestic:
Japanese government bonds	¥4,367,384	¥12,171	¥—	¥—	¥4,367,384	¥12,171
Japanese municipal bonds	153,889	527	9,556	4	163,445	531
Japanese corporate bonds	295,318	1,870	—	—	295,318	1,870
Other debt instruments	—	—	—	—	—	—

Total domestic	4,816,591	14,568	9,556	4	4,826,147	14,572

Foreign:
U.S. Treasury and other U.S. government agency bonds	32,089	—	—	—	32,089	—
Bonds issued by other governments and official institutions	1,453,583	20,756	—	—	1,453,583	20,756
Mortgage-backed securities	1,800	6	6,268	94	8,068	100
Other debt instruments	88,192	1,228	10,584	297	98,776	1,525

Total foreign	1,575,664	21,990	16,852	391	1,592,516	22,381

Total	¥6,392,255	¥36,558	¥26,408	¥395	¥6,418,663	¥36,953

Equity instruments at fair value through other comprehensive income:
Domestic	¥144,382	¥46,162	¥139,484	¥83,201	¥283,866	¥129,363
Foreign	45,541	1,216	15,024	26,621	60,565	27,837

Total	¥189,923	¥47,378	¥154,508	¥109,822	¥344,431	¥157,200

	At March 31, 2019
	Less than twelve months		Twelve months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	(In millions)
Debt instruments at amortized cost:
Domestic:
Japanese government bonds	¥—	¥—	¥—	¥—	¥—	¥—
Japanese municipal bonds	—	—	—	—	—	—
Japanese corporate bonds	—	—	—	—	—	—

Total domestic	—	—	—	—	—	—

Foreign:
U.S. Treasury and other U.S. government agency bonds	—	—	—	—	—	—
Bonds issued by other governments and official institutions	2,999	39	—	—	2,999	39
Other debt instruments	—	—	—	—	—	—

Total foreign	2,999	39	—	—	2,999	39

Total	¥2,999	¥39	¥—	¥—	¥2,999	¥39

Debt instruments at fair value through other comprehensive income:
Domestic:
Japanese government bonds	¥—	¥—	¥296,652	¥239	¥296,652	¥239
Japanese municipal bonds	—	—	9,555	5	9,555	5
Japanese corporate bonds	—	—	—	—	—	—
Other debt instruments	—	—	—	—	—	—

Total domestic	—	—	306,207	244	306,207	244

Foreign:
U.S. Treasury and other U.S. government agency bonds	907,418	8,721	1,316,145	62,477	2,223,563	71,198
Bonds issued by other governments and official institutions	1,217,502	959	132,139	831	1,349,641	1,790
Mortgage-backed securities	412	1	432,651	12,934	433,063	12,935
Other debt instruments	138,685	111	11,930	59	150,615	170

Total foreign	2,264,017	9,792	1,892,865	76,301	4,156,882	86,093

Total	¥2,264,017	¥9,792	¥2,199,072	¥76,545	¥4,463,089	¥86,337

Equity instruments at fair value through other comprehensive income:
Domestic	¥137,946	¥31,563	¥147,991	¥61,049	¥285,937	¥92,612
Foreign	—	2	20,970	20,726	20,970	20,728

Total	¥137,946	¥31,565	¥168,961	¥81,775	¥306,907	¥113,340

Trading Assets

The following table shows our trading assets at March 31, 2021 and 2020. Our trading assets were ¥3,140,736 million at March 31, 2021, an increase of ¥355,720 million from ¥2,785,016 million at March 31, 2020. The increase was primarily due to an increase in our holdings of corporate bonds.

	At March 31,
	2021	2020
	(In millions)
Debt instruments	¥2,732,480	¥2,545,703
Equity instruments	408,256	239,313

Total trading assets	¥3,140,736	¥2,785,016

Financial Assets at Fair Value Through Profit or Loss

The following table shows the fair value of our financial assets at fair value through profit or loss at March 31, 2021 and 2020. The fair value was ¥1,744,848 million at March 31, 2021, an increase of ¥266,492 million from ¥1,478,356 million at March 31, 2020. The increase was primarily due to an increase in our holdings of investment funds, which was partially offset by a decrease in our holdings of non-trading bonds.

	At March 31,
	2021	2020
	(In millions)
Debt instruments	¥1,667,164	¥1,454,387
Equity instruments	77,684	23,969

Total financial assets at fair value through profit or loss	¥1,744,848	¥1,478,356

Liabilities

Our total liabilities increased by ¥21,525,252 million from ¥201,223,585 million at March 31, 2020 to ¥222,748,837 million at March 31, 2021, primarily due to an increase in deposits.

The following table shows our liabilities at March 31, 2021 and 2020.

	At March 31,
	2021	2020
	(In millions)
Deposits	¥155,493,654	¥138,431,418
Call money and bills sold	1,368,515	3,740,540
Repurchase agreements and cash collateral on securities lent	18,509,906	15,455,782
Trading liabilities	2,080,826	2,018,484
Derivative financial instruments	4,949,433	5,555,201
Financial liabilities designated at fair value through profit or loss	239,519	—
Borrowings	19,423,355	17,121,362
Debt securities in issue	11,228,600	10,985,048
Provisions	224,274	200,053
Other liabilities	8,777,502	7,601,355
Current tax liabilities	53,718	48,159
Deferred tax liabilities	399,535	66,183

Total liabilities	¥222,748,837	¥201,223,585

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

Our deposit balances at March 31, 2021 were ¥155,493,654 million, an increase of ¥17,062,236 million, or 12%, from ¥138,431,418 million at March 31, 2020, primarily due to increases in non-interest-bearing demand deposits and interest-bearing demand deposits at domestic offices both from corporate customers proactively maintaining liquidity and from individual customers reflecting the provision of special cash payments to Japanese residents by the Japanese government as part of its economic measures to cope with the COVID-19 pandemic and a decline in private consumption.

The following table shows a breakdown of our domestic and foreign offices’ deposits at the dates indicated.

	At March 31,
	2021	2020
	(In millions)
Domestic offices:
Non-interest-bearing demand deposits	¥26,509,136	¥23,804,054
Interest-bearing demand deposits	63,810,233	56,650,510
Deposits at notice	732,564	779,514
Time deposits	17,833,960	17,759,453
Negotiable certificates of deposit	5,603,154	4,081,741
Others	8,578,530	7,198,447

Total domestic offices	123,067,577	110,273,719

Foreign offices:
Non-interest-bearing demand deposits	1,760,079	1,503,721
Interest-bearing demand deposits	4,825,345	3,122,179
Deposits at notice	10,730,094	9,989,980
Time deposits	7,985,027	7,264,055
Negotiable certificates of deposit	6,967,464	6,098,695
Others	158,068	179,069

Total foreign offices	32,426,077	28,157,699

Total deposits	¥155,493,654	¥138,431,418

Borrowings

Borrowings include unsubordinated borrowings, subordinated borrowings, liabilities associated with securitization transactions of our own assets, and lease liabilities. At March 31, 2021, our borrowings were ¥19,423,355 million, an increase of ¥2,301,993 million, or 13%, from ¥17,121,362 million at March 31, 2020. The increase was primarily due to an increase in unsubordinated borrowings.

The following table shows the balances with respect to our borrowings at March 31, 2021 and 2020.

	At March 31,
	2021	2020
	(In millions)
Unsubordinated borrowings	¥17,565,291	¥15,208,696
Subordinated borrowings	249,833	254,064
Liabilities associated with securitization transactions	1,227,590	1,272,714
Lease liabilities	380,641	385,888

Total borrowings	¥19,423,355	¥17,121,362

Debt Securities in Issue

Debt securities in issue at March 31, 2021 were ¥11,228,600 million, an increase of ¥243,552 million, or 2%, from ¥10,985,048 million at March 31, 2020, primarily due to an increase in commercial paper, which was partially offset by a decrease in subordinated bonds.

	At March 31,
	2021	2020
	(In millions)
Commercial paper	¥2,325,290	¥1,736,702
Unsubordinated bonds	7,625,948	7,693,431
Subordinated bonds	1,277,362	1,554,915

Total debt securities in issue	¥11,228,600	¥10,985,048

For additional information, see Note 20 “Debt Securities in Issue” to our consolidated financial statements included elsewhere in this annual report, which sets forth summaries of debt securities in issue with their contractual interest rates and currencies.

In the normal course of business, we enter into contractual obligations that require future cash payments. “Item 5.F. Tabular Disclosure of Contractual Obligations” sets forth a summary of our contractual cash obligations at March 31, 2021.

Total Equity

Our total equity increased by ¥1,341,272 million from ¥10,934,878 million at March 31, 2020 to ¥12,276,150 million at March 31, 2021, primarily due to increases in other reserves and retained earnings. The increase in other reserves was primarily due to an increase in the financial instruments at fair value through other comprehensive income reserve reflecting a rise in the fair value of domestic equity instruments. The increase in retained earnings mainly reflected our net profit.

For more information, see Note 25 “Shareholders’ Equity” and Note 26 “Equity Attributable to Other Equity Instruments Holders” to our consolidated financial statements included elsewhere in this annual report.

	At March 31,
	2021	2020
	(In millions)
Capital stock	¥2,341,274	¥2,339,965
Capital surplus	722,595	728,551
Retained earnings	6,078,208	5,609,854
Treasury stock	(13,699)	(13,984)

Equity excluding other reserves	9,128,378	8,664,386
Other reserves	2,430,857	1,525,720

Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.	11,559,235	10,190,106
Non-controlling interests	68,379	60,296
Equity attributable to other equity instruments holders	648,536	684,476

Total equity	¥12,276,150	¥10,934,878

Reconciliation with Japanese GAAP

Our consolidated financial statements are prepared in accordance with IFRS as summarized in Note 2 “Summary of Significant Accounting Policies” to our consolidated financial statements included elsewhere in this annual report. These policies differ in some respects from Japanese GAAP. For reporting under the Financial Instruments and Exchange Act of Japan (“FIEA”) and Japanese banking regulations, we prepare our annual financial results in accordance with Japanese GAAP. To show the major reconciling items between our IFRS and Japanese GAAP consolidated financial statements, we have provided below, with respect to our most recent fiscal year, a reconciliation of consolidated net profit and total equity under IFRS with those amounts under Japanese GAAP.

	At and for the fiscal year ended March 31, 2021
	Total equity	Net profit
	(In millions)
IFRS	¥12,276,150	¥705,076
Differences arising from different accounting for:
1. Scope of consolidation	144,060	(5,731)
2. Derivative financial instruments	234,994	(94,826)
3. Investment securities	(342,876)	(113,275)
4. Loans and advances	337,920	(60,866)
5. Investments in associates and joint ventures	95,453	(3,417)
6. Property, plant and equipment	22,181	2,481
7. Lease accounting	799	(986)
8. Defined benefit plans	45,998	3
9. Deferred tax assets	(36,675)	15,451
10. Foreign currency translation	—	20,246
11. Classification of equity and liability	(658,420)	(12,507)
Others	(95,832)	(15,365)
Tax effect of the above	(124,706)	79,607

Japanese GAAP	¥11,899,046	¥515,891

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

3.	Investment securities

Under Japanese GAAP, stocks and financial instruments similar to stocks that are not traded in an active market, such as unlisted stocks, are measured at cost if they are classified as available-for-sale, whereas, under IFRS, those are measured at fair values determined by using valuation techniques.

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

For certain assets that are depreciated using the declining balance method under Japanese GAAP, we apply the straight-line method of depreciation to those assets under IFRS as we consider that the straight-line method most closely reflects the expected pattern of consumption of the future economic benefits embodied in those assets. Additionally, under IFRS, residual values of assets are reviewed at least at the end of each reporting period. After reviews of all categories of property, plant and equipment, the residual values of assets are considered to be zero under IFRS, whereas residual values are assigned to certain assets under Japanese GAAP.

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

As shown in the following table, total deposits increased by ¥17,062,236 million, or 12%, from ¥138,431,418 million at March 31, 2020 to ¥155,493,654 million at March 31, 2021. The balance of deposits at March 31, 2021 exceeded the balance of loans and advances by ¥57,778,716 million, primarily due to the stable deposit base in Japan. Our loan-to-deposit ratio (total loans and advances divided by total deposits) in the same period was 63%, which contributed greatly to the reduction of our liquidity risk. Our balances of large-denomination domestic yen time deposits are stable due to the historically high rollover rate of our corporate customers and individual depositors.

	At March 31,
	2021	2020
	(In millions)
Loans and advances	¥97,714,938	¥94,671,818
Deposits	155,493,654	138,431,418

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

We believe we are able to access such sources of liquidity on a stable and flexible basis by keeping credit ratings at a high level. The following table shows credit ratings assigned to the Company by Moody’s Japan K.K. (“Moody’s”), S&P Global Ratings Japan Inc. (“S&P”) and Fitch Ratings Japan Limited (“Fitch”) at May 31, 2021:

At May 31, 2021
Moody’s			S&P			Fitch
Long-term	Outlook	Short-term	Long-term	Outlook	Short-term	Long-term	Outlook	Short-term
A1	S	P-1	A-	S	—	A	N	F1

The following table shows credit ratings assigned to SMBC by Moody’s, S&P and Fitch at May 31, 2021:

At May 31, 2021
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

The guidelines published by the Financial Services Agency of Japan (“FSA”) for liquidity coverage ratio (“LCR”) applicable to banks and bank holding companies with international operations are based on the full text of the LCR standard issued by the Basel Committee on Banking Supervision (“BCBS”) in January 2013. Under these guidelines, banks and bank holding companies with international operations must maintain LCR of at least 100% on both a consolidated basis and a nonconsolidated basis. The following table shows the LCRs of the Company and SMBC for the three months ended March 31, 2021. Each figure is calculated based on our financial statements prepared in accordance with Japanese GAAP, as required by the FSA’s LCR guidelines.

For the three months ended March 31, 2021(1)
SMFG (consolidated)	140.1%
SMBC (consolidated)	143.3%
SMBC (nonconsolidated)	149.5%

(1)

Under the FSA’s LCR guidelines, LCR is set as the three-month average of the daily LCRs for the three months ended March 31, 2021, which is calculated by dividing the balance of high-quality liquid assets by the total net cash outflows on a daily basis for the same three months.

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

The FSA capital adequacy guidelines permit Japanese banks to choose from the standardized approach, the foundation internal rating-based (“IRB”) approach and the advanced IRB approach for credit risk, and the basic indicator approach, the standardized approach (“TSA”) and the advanced measurement approach (“AMA”) for operational risk. To be eligible to adopt the foundation IRB approach or the advanced IRB approach for credit risk, and the TSA or the AMA for operational risk, a Japanese bank must establish advanced risk management systems and receive prior approval from the FSA.

We and SMBC have adopted the advanced IRB approach since March 2009 and the AMA since March 2008.

In December 2010, the BCBS published the new Basel III rules text to implement the Basel III framework, which sets out higher and better-quality capital, better risk coverage, the introduction of a leverage ratio as a backstop to the risk-based requirement, measures to promote the build-up of capital that can be drawn down in periods of stress, and the introduction of two global liquidity standards. The main measures of the minimum capital requirements in the Basel III framework began in January 2013 and have been fully applied from January 2019. The minimum common equity requirement, the minimum Tier 1 capital requirement and the total minimum capital requirement have been 4.5%, 6% and 8%, respectively since January 2015. Moreover, banks have been required to hold a capital conservation buffer of 2.5% to withstand future periods of stress since January 2019. As a result, taking the capital conservation buffer into account, the minimum common equity requirement, the minimum Tier 1 capital requirement and the total minimum capital requirement have been 7%, 8.5% and 10.5%, respectively since January 2019. Furthermore, a countercyclical buffer within a range of 0% to 2.5% of common equity or other fully loss-absorbing capital has been implemented according to national circumstances.

In addition to the above-mentioned minimum capital requirements and capital buffer requirements under Basel III, organizations identified by the FSB as G-SIBs, which includes us, are required to maintain an additional 1% to 2% of Common Equity Tier 1 capital as a percentage of risk-weighted assets based on the organization’s size, interconnectedness, substitutability, complexity and cross-jurisdictional activity as determined by the FSB. The amount of G-SIB capital surcharge that applies to us based on the FSB’s determination is 1%. The FSB updates its list of G-SIBs on an annual basis.

To reflect the Basel III framework, the FSA changed its capital adequacy guidelines. The minimum Common Equity Tier 1 capital requirement, Tier 1 capital requirement and total capital requirement have been 4.5%, 6% and 8%, respectively since March 2015. The capital conservation buffer, countercyclical buffer and the G-SIB capital surcharge started to be phased in from March 2016 and have been fully applied from March 2019 under the FSA capital adequacy guidelines.

In December 2017, the Group of Central Bank Governors and Heads of Supervision (the “GHOS”) endorsed the outstanding Basel III regulatory reforms. For further details regarding the finalized Basel III reforms, see “Item 4.B. Business Overview—Regulations in Japan—Regulations Regarding Capital Adequacy and Liquidity—Capital Adequacy Requirement.”

In March 2015, the FSA published its leverage ratio guidelines, which have been applied from March 2015, to help ensure broad and adequate capture of both on-and off-balance sheet sources of leverage for internationally active banks. The FSA’s leverage ratio guidelines are based on the text of the leverage ratio framework and disclosure requirements issued by the BCBS in January 2014.

In December 2017, the definition and requirements of the leverage ratio were revised as part of the finalized Basel III reforms, under which the leverage ratio is based on a Tier 1 definition of capital and with the minimum leverage ratio of 3%. Under the finalized Basel III reforms, G-SIBs are required to meet a leverage ratio buffer, which will take the form of a Tier 1 capital buffer set at 50% of the applicable G-SIB capital surcharge. Various refinements were also made to the definition of the leverage ratio exposure measure. The leverage ratio requirements under the definition based on the framework issued by the BCBS in January 2014 were implemented as a Pillar 1 measurement from January 2018, and those under the revised definition and the leverage ratio buffer requirement for G-SIBs will be implemented as a Pillar 1 measurement from January 1, 2023.

In March 2019, the FSA published its guidelines for the leverage ratio applicable to banks and bank holding companies with international operations, which have been applied from March 2019. Under the FSA’s guidelines for the leverage ratio, banks and bank holding companies with international operations must maintain a leverage ratio of at least 3% on both a consolidated basis and a nonconsolidated basis from March 2019. On June 30, 2020, in light of the increasing impact of the COVID-19 pandemic, the FSA published amendments to its guidelines for the leverage ratio, which mainly exclude deposits with the BOJ from the denominator for the calculation of the leverage ratio in order to maintain harmonization with the monetary policy implemented by the

BOJ and the prudential regulations for banks and other financial institutions. These amendments came into effect on June 30, 2020 and were scheduled to expire on March 31, 2021. On March 31, 2021, the FSA extended the expiry date of these amendments to March 31, 2022.

The table below presents our risk-weighted capital ratios, total capital, risk-weighted assets and leverage ratio under Japanese GAAP at March 31, 2021, based on the Basel III rules.

At March 31, 2021
(In billions, except percentages)
SMFG Consolidated:
Total risk-weighted capital ratio	18.61%
Tier 1 risk-weighted capital ratio	16.96%
Common Equity Tier 1 risk-weighted capital ratio	16.00%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥12,289.3
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	11,199.3
Common Equity Tier 1 capital	10,562.8
Risk-weighted assets	66,008.0
The amount of minimum total capital requirements(1)	5,280.6

Leverage ratio	5.65%

(1)	The amount of minimum total capital requirements is calculated by multiplying risk-weighted assets by 8%.

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

Regulatory adjustments such as goodwill and other intangibles, deferred tax assets, investment in the common equity capital of banking, financial and insurance entities and defined benefit pension fund assets and liabilities are applied mainly to the calculation of Common Equity Tier 1 capital in the form of a deduction.

Additional Tier 1 capital consists primarily of perpetual subordinated bonds.

Tier 2 capital consists primarily of subordinated debt securities.

Capital instruments such as subordinated debt issued on or after March 31, 2013 must meet the new requirements to be included in regulatory capital. Capital instruments issued prior to March 31, 2013 that do not meet the requirements set forth in the FSA capital adequacy guidelines no longer qualify as Additional Tier 1 or Tier 2 capital. However, if those capital instruments meet the requirements for transitional arrangements set forth in such guidelines, they can qualify as Additional Tier 1 or Tier 2 capital during the phase-out period beginning March 31, 2013. The remaining balance of those non-qualifying capital instruments recognized as Additional Tier 1 or Tier 2 capital are being reduced in annual 10% increments and will be fully phased out by March 31, 2022.

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

Set forth below is a table of risk-weighted capital ratios, total capital, risk-weighted assets and leverage ratio of SMBC at March 31, 2021 on a consolidated and nonconsolidated basis.

At March 31, 2021
(In billions, except percentages)
SMBC Consolidated:
Total risk-weighted capital ratio	17.72%
Tier 1 risk-weighted capital ratio	15.89%
Common Equity Tier 1 risk-weighted capital ratio	13.98%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥10,612.4
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	9,518.0
Common Equity Tier 1 capital	8,374.7
Risk-weighted assets	59,871.2
The amount of minimum total capital requirements(1)	4,789.7

Leverage ratio	5.21%

SMBC Nonconsolidated:
Total risk-weighted capital ratio	16.96%
Tier 1 risk-weighted capital ratio	15.08%
Common Equity Tier 1 risk-weighted capital ratio	13.09%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥9,651.5
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	8,580.9
Common Equity Tier 1 capital	7,451.4
Risk-weighted assets	56,883.5
The amount of minimum total capital requirements(1)	4,550.7

(1)	The amount of minimum total capital requirements is calculated by multiplying risk-weighted assets by 8%.

Our securities subsidiary in Japan, SMBC Nikko Securities is also subject to capital adequacy requirements under the FIEA described in “Item 4.B. Business Overview—Regulations in Japan—Regulations Regarding Capital Adequacy and Liquidity.” At March 31, 2021, the capital adequacy ratio was 304.5% for SMBC Nikko Securities, and sufficiently above 140%, below which level it would be required to file daily reports with the Commissioner of the FSA.

5.C.     RESEARCH, DEVELOPMENT, PATENTS AND LICENSES

We did not conduct any significant research and development activities for the fiscal year ended March 31, 2021. However, there are certain research and development activities for our information system infrastructure.

5.D.    TREND INFORMATION

Our trend information is contained elsewhere in this annual report, including but not limited to “Item 4.B. Business Overview,” and “—A. Operating Results,” and “—B. Liquidity and Capital Resources” in this Item.

5.E.    OFF-BALANCE SHEET ARRANGEMENTS

To meet our customers’ financial needs, we engage in various types of off-balance sheet arrangements in the ordinary course of business.

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

The table below shows the nominal amounts of undrawn loan commitments, and financial guarantees and other credit-related contingent liabilities at March 31, 2021 and 2020.

	At March 31,
	2021	2020
	(In millions)
Loan commitments	¥71,677,806	¥62,151,698
Financial guarantees and other credit-related contingent liabilities	9,872,696	9,204,996

Total	¥81,550,502	¥71,356,694

The nominal amounts of these off-balance sheet instruments generally represent the maximum potential amounts of future payments without consideration of possible recoveries under recourse provisions or from collateral held. For example, since many of these loan commitments are expected to expire without being drawn down, the total amount of unused commitments does not necessarily represent an actual future cash flow requirement. Many of these loan commitments include clauses under which we can reject an application from customers or reduce the contract amounts in cases where economic conditions change, we need to secure claims, or some other significant event occurs. In addition, we may request the customers to pledge collateral such as premises and securities at the time of the contracts, and take necessary measures such as monitoring customers’ financial positions, revising contracts when the need arises and securing claims after the contracts are made. We regularly review the credit quality of the customer based on our risk management system as set forth in “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk” and Note 46 “Financial Risk Management” to our consolidated financial statements included elsewhere in this annual report.

In addition to the above-mentioned off-balance sheet arrangements, some of the SMBC Group’s off-balance sheet arrangements are related to activities of structured entities. For further information, see Note 49 “Structured Entities” to our consolidated financial statements included elsewhere in this annual report.

5.F.    TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

In the normal course of business, we enter into contractual obligations that require future cash payments. The following table sets forth a summary of our contractual cash obligations at March 31, 2021.

	At March 31, 2021
	Due in one year or less	Due from one year to three years	Due from three years to five years	Due after five years	Total(1)
			(In millions)
Time deposits	¥22,282,443	¥2,533,546	¥459,395	¥545,607	¥25,820,991
Negotiable certificate of deposits	12,069,560	412,494	88,564	—	12,570,618
Financial liabilities designated at fair value through profit or loss	92,741	51,183	18,746	73,869	236,539
Borrowings	7,830,220	4,615,101	4,800,771	1,792,917	19,039,009
Debt securities in issue	3,526,830	1,959,596	2,072,760	3,533,304	11,092,490
Lease liabilities	82,237	106,129	72,848	134,738	395,952
Purchase obligation(2)	41,971	14,625	2,263	2,782	61,641

Total	¥45,926,002	¥9,692,674	¥7,515,347	¥6,083,217	¥69,217,240

(1)	The amount of interest on debt instruments is not included in the maturity table above due to its insignificance.
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

Our board of directors is comprised of fifteen directors, seven of whom are outside directors as defined under the Companies Act. In addition, our board of directors has elected fourteen corporate executive officers.

For more information, see “Item 6.C. Board Practices.”

Directors

At June 29, 2021, the following directors held the indicated positions with us:

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
Teiko Kudo (May 22, 1964)

Director Senior Managing Corporate Executive Officer of the Company

Group Chief Risk Officer, or CRO

Officer in charge of Corporate Risk Management Department, Risk Management Department, Americas Division and Credit & Investment Planning Department

Director and Senior Managing Executive Officer of SMBC

		April 1987	Joined Sumitomo Bank
		April 2014	Executive Officer of SMBC
		April 2017	Managing Executive Officer of SMBC
		April 2020	Senior Managing Executive Officer of the Company
Senior Managing Executive Officer of SMBC
		March 2021	Director and Senior Managing Executive Officer of SMBC (to present)
		April 2021	Senior Managing Corporate Executive Officer of the Company
		June 2021	Director Senior Managing Corporate Executive Officer of the Company (to present)
Atsuhiko Inoue (July 3, 1957)	Director of the Company	April 1981	Joined Sumitomo Bank
	Director of SMBC	April 2008	Executive Officer of SMBC
		April 2011	Managing Executive Officer of SMBC
		April 2014	Senior Managing Executive Officer of the Company
Director and Senior Managing Executive Officer of SMBC
		June 2014	Director of the Company
		April 2015	Resigned as Director of the Company
Senior Managing Executive Officer of SMBC
		June 2019	Director of the Company (to present)
Director of SMBC (to present)

Name (Date of birth)	Current positions and principal outside positions	Business experience
Toshihiro Isshiki (September 15, 1962)	Director of the Company	April 1985	Joined Sumitomo Bank
		April 2013	Executive Officer of SMBC
		April 2015	Co-General Manager of General Affairs Department of the Company
Managing Executive Officer of SMBC
		April 2017	Managing Executive Officer of the Company
		April 2019	Senior Managing Executive Officer of the Company
Senior Managing Executive Officer of SMBC
		April 2021	Retired as Senior Managing Executive Officer of SMBC
		June 2021	Director of the Company (to present)
Yasuyuki Kawasaki (April 30, 1959)	Director of the Company	April 1982	Joined Sumitomo Bank
	Representative Director, Chairman of the Board of SMBC Nikko Securities Inc. (“SMBC Nikko Securities”)	April 2009	Executive Officer of SMBC
		April 2012	Managing Executive Officer of SMBC
		April 2013	Managing Executive Officer of the Company
		April 2014	Senior Managing Executive Officer of the Company
Senior Managing Executive Officer of SMBC
		April 2015	Director and Senior Managing Executive Officer of SMBC
		April 2017	Deputy President of the Company
Director and Deputy President of SMBC
		June 2017	Deputy President and Corporate Executive Officer of the Company
		April 2018	Deputy Chairman of the Company
Deputy Chairman of SMBC
		April 2020	Retired as Deputy Chairman of the Company
Retired as Deputy Chairman of SMBC
		May 2020	Representative Director and Deputy President Executive Officer of SMBC Nikko Securities
		April 2021	Representative Director, Chairman of the Board of SMBC Nikko Securities (to present)
		June 2021	Director of the Company (to present)
Masayuki Matsumoto(1) (April 14, 1944)	Director of the Company Special Advisor of Central Japan Railway Company	April 1967	Joined the Japanese National Railways
		April 1987	Joined Central Japan Railway Company
		June 2004	President and Representative Director of Central Japan Railway Company
		April 2010	Vice Chairman and Representative Director of Central Japan Railway Company
		January 2011	Resigned as Director of Central Japan Railway Company
		January 2011	President of Japan Broadcasting Corporation
		January 2014	Retired from Japan Broadcasting Corporation
		April 2014	Special Advisor of Central Japan Railway Company (to present)
		June 2015	Director of SMBC
		June 2017	Director of the Company (to present)
Retired as Director of SMBC

Name (Date of birth)	Current positions and principal outside positions	Business experience
Arthur M. Mitchell(1) (July 23, 1947)	Director of the Company	July 1976	Registered as an attorney at law, admitted in New York, the U.S.A. (to present)
		January 2003	General Counsel of the Asian Development Bank
		September 2007	Joined White & Case LLP
		January 2008	Registered as Foreign Attorney in Japan (to present)
Registered Foreign Attorney in Japan at White & Case LLP (to present)
		June 2015	Director of the Company (to present)
Shozo Yamazaki(1) (September 12, 1948)	Director of the Company	November 1970	Joined Tohmatsu Awoki & Co. (currently Deloitte Touche Tohmatsu LLC)
		September 1974	Registered as a certified public accountant (to present)
		July 1991	Representative Partner of Tohmatsu & Co. (currently Deloitte Touche Tohmatsu LLC)
		June 2010	Retired from Deloitte Touche Tohmatsu LLC
		July 2010	Chairman and President of The Japanese Institute of Certified Public Accountants
		July 2013	Advisor of The Japanese Institute of Certified Public Accountants (to present)
		April 2014	Professor of Tohoku University Accounting School
		June 2017	Director of the Company (to present)
Masaharu Kohno(1) (December 21, 1948)	Director of the Company	April 1973	Joined Ministry of Foreign Affairs of Japan
		August 2005	Director-General of Foreign Policy Bureau in Ministry of Foreign Affairs of Japan
		January 2007	Deputy Minister for Foreign Affairs (in charge of economy) of Ministry of Foreign Affairs of Japan
		February 2009	Ambassador of Japan to Russia
		May 2009	Ambassador of Japan to Russia, Armenia, Turkmenistan and Belarus
		March 2011	Ambassador of Japan to Italy
		May 2011	Ambassador of Japan to Italy, Albania, San Marino and Malta
		September 2014	Retired from office
		June 2015	Director of the Company (to present)
Yoshinobu Tsutsui(1) (January 30, 1954)	Director of the Company Chairman of Nippon Life Insurance Company	April 1977	Joined Nippon Life Insurance Company
		July 2004	Director of Nippon Life Insurance Company
		January 2007	Director and Executive Officer of Nippon Life Insurance Company
		March 2007	Director and Managing Executive Officer of Nippon Life Insurance Company
		March 2009	Director and Senior Managing Executive Officer of Nippon Life Insurance Company
		March 2010	Representative Director and Senior Managing Executive Officer of Nippon Life Insurance Company
		April 2011	President of Nippon Life Insurance Company
		June 2017	Director of the Company (to present)
		April 2018	Chairman of Nippon Life Insurance Company (to present)

Name (Date of birth)	Current positions and principal outside positions	Business experience
Katsuyoshi Shinbo(1) (April 8, 1955)	Director of the Company	April 1984	Registered as an attorney at law (to present)
		November 1999	Attorney at law at Shinbo Law Office (currently Shinbo & Partners) (to present)
		June 2015	Corporate Auditor of SMBC
		June 2017	Director of the Company (to present)
Resigned as Corporate Auditor of SMBC
Eriko Sakurai(1) (November 16, 1960)	Director of the Company President and Representative Director of Dow Chemical Japan Limited .	June 1987	Joined Dow Corning Corporation
		May 2008	Director of Dow Corning Toray Co., Ltd.
		March 2009	Chairman and CEO of Dow Corning Toray Co., Ltd.
		May 2011	Regional President -Japan/Korea of Dow Corning Corporation
		February 2015	President and Representative Director of Dow Corning Holding Japan Co., Ltd.
		June 2015	Director of the Company (to present)
		May 2018	Executor, Dow Switzerland Holding GmbH, which is a Representative Partner of Dow Silicones Holding Japan G.K.
		June 2018	Chairman and CEO of Dow Toray Co., Ltd.
		July 2020	President and Representative Director of Dow Chemical Japan Limited (to present)

(1)	Messrs. and Ms. Matsumoto, Mitchell, Yamazaki, Kohno, Tsutsui, Shinbo and Sakurai satisfy the requirements for an “outside director” under the Companies Act.

Corporate Executive Officers

At June 29, 2021, the following corporate executive officers held the indicated positions with us:

Name (Date of birth)	Current positions and principal outside positions	Business experience
Jun Ohta (February 12, 1958)	See “Directors” under this Item 6.A.	See “Directors” under this Item 6.A.
Masahiko Oshima (September 13, 1960)	Deputy President and Corporate Executive Officer of the Company (Representative Corporate Executive Officer) Co-Head of Wholesale Business Unit Director and Deputy President of SMBC	April 1984	Joined Mitsui Bank
		April 2012	Executive Officer of SMBC
		April 2014	Managing Executive Officer of SMBC
		March 2017	Director and Managing Executive Officer of SMBC
		April 2017	Director and Senior Managing Executive Officer of SMBC
		April 2018	Senior Managing Corporate Executive Officer of the Company
Senior Managing Executive Officer of SMBC
		March 2019	Director and Senior Managing Executive Officer of SMBC
		April 2019	Deputy President and Corporate Executive Officer of the Company (to present)
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
Shoji Masuda (July 22, 1963)

Senior Managing Corporate Executive Officer of the Company

Group Chief Information Officer, or CIO

Officer in charge of IT Planning Department, System Security Planning Department, Data Management Department and Operations Planning Department

Director and Senior Managing Executive Officer of SMBC

		April 1987	Joined Sumitomo Bank
		April 2014	General Manager of IT Planning Department of the Company
		April 2016	Executive Officer of SMBC
		April 2017	Executive Officer of the Company
		April 2018	Managing Executive Officer of the Company
Managing Executive Officer of SMBC
		March 2019	Director and Managing Executive Officer of SMBC
		April 2019	Managing Corporate Executive Officer of the Company
		April 2020	Senior Managing Corporate Executive Officer of the Company (to present)
Director and Senior Managing Executive Officer of SMBC (to present)
Ryuji Nishisaki (September 10, 1961)	Senior Managing Corporate Executive Officer of the Company Co-Head of Global Business Unit Senior Managing Executive Officer of SMBC	April 1985	Joined Taiyo Kobe Bank
		April 2013	Executive Officer of SMBC
		April 2015	Managing Executive Officer of SMBC
		April 2017	Managing Executive Officer of the Company
		April 2018	Senior Managing Executive Officer of SMBC (to present)
		April 2019	Senior Managing Executive Officer of the Company
		April 2021	Senior Managing Corporate Executive Officer of the Company (to present)
Akihiro Fukutome (January 1, 1963)	Senior Managing Corporate Executive Officer of the Company Co-Head of Global Business Unit Senior Managing Executive Officer of SMBC	April 1985	Joined Mitsui Bank
		April 2014	Executive Officer of SMBC
		April 2015	Managing Executive Officer of SMBC
		December 2017	Resigned as Managing Executive Officer of SMBC
		January 2018	Managing Officer of Toyota Motor Corporation President and Chief Executive Officer of Toyota Financial Services Corporation
		March 2021	Retired from Toyota Motor Corporation Retired from Toyota Financial Services Corporation
		April 2021	Senior Managing Corporate Executive Officer of the Company (to present) Senior Managing Executive Officer of SMBC (to present)

Name (Date of birth)	Current positions and principal outside positions	Business experience
Muneo Kanamaru (April 9, 1964)	Senior Managing Corporate Executive Officer of the Company Co-Head of Wholesale Business Unit Senior Managing Executive Officer of SMBC	April 1987	Joined Sumitomo Bank
		April 2015	General Manager of Human Resources Department of the Company Executive Officer of SMBC
		April 2017	Managing Executive Officer of the Company
Managing Executive Officer of SMBC
		April 2021	Senior Managing Corporate Executive Officer of the Company (to present) Senior Managing Executive Officer of SMBC (to present)
Teiko Kudo (May 22, 1964)	See “Directors” under this Item 6.A.	See “Directors” under this Item 6.A.
Takashi Yamashita (December 7, 1964)	Senior Managing Corporate Executive Officer of the Company Head of Retail Business Unit Senior Managing Executive Officer of SMBC	April 1988	Joined Mitsui Bank
		April 2016	General Manager of Consumer Business Planning Department of the Company Executive Officer of SMBC
		April 2017	Executive Officer of the Company
		April 2018	Managing Executive Officer of the Company Managing Executive Officer of SMBC
		April 2021	Senior Managing Corporate Executive Officer of the Company (to present) Senior Managing Executive Officer of SMBC (to present)

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

6.B.    COMPENSATION

The aggregate amounts of compensation paid by us during the fiscal year ended March 31, 2021 to our directors and to our corporate executive officers were ¥617 million and ¥1,272 million, respectively.

The following table sets forth the details of individual compensation, disclosed pursuant to the provision of the Financial Instruments and Exchange Act of Japan (“FIEA”) and related ordinance, by SMFG and its subsidiaries in amounts equal to or exceeding ¥100 million during the fiscal year ended March 31, 2021:

	Compensation
	Aggregated amount	Paid by	Monetary compensation		Non-monetary compensation
			Non-performance -linked	Performance-linked		Non-performance -linked
Directors and corporate executive officers			Annual salary	Bonus	Stock compensation Plan I, PlanII	Stock compensation Plan III
	(In millions)(1)
Takeshi Kunibe	¥170	SMFG	¥102	¥32	¥35	¥—
Makoto Takashima	¥199	SMFG	¥16	¥—	¥—	¥—
		SMBC	103	38	42	—
Jun Ohta	¥191	SMFG	¥110	¥38	¥43	¥—
Gotaro Michihiro	¥101	SMFG	¥29	¥10	¥10	¥—
		SMBC	30	10	10	—
Toshikazu Yaku	¥101	SMFG	¥29	¥11	¥10	¥—
		SMBC	29	11	10	—
Yoshihiko Shimizu	¥129	SMFG	¥12	¥—	¥—	¥—
		SMBC Nikko Securities	42	64	11	—

(1)	Amounts less than one million yen have been truncated.

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

By resolution, our board of directors elects or removes corporate executive officers and representative corporate executive officers. Our board of directors may elect directors with titles (yakutsuki-torishimariyaku) and corporate executive officers with titles (yakutsuki-shikkoyaku) and assign or change the designation of the duties of corporate executive officers by resolution. In addition, our board of directors elects or removes members of each statutory committee.

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

Our board of directors held 10 meetings during the fiscal year ended March 31, 2021. The average attendance rate was 100%.

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

Our nominating committee held 4 meetings during the fiscal year ended March 31, 2021. The average attendance rate was 100%.

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

Under the Companies Act, we are required to have an audit committee that consists of members of our board of directors, and the majority of the members must be outside directors. Currently, the chairman of the audit committee is Masayuki Matsumoto, who is an outside director. Other outside directors on the audit committee are Shozo Yamazaki and Katsuyoshi Shinbo. Other directors on the audit committee are Atsuhiko Inoue and Toshihiro Isshiki.

Our audit committee held 15 meetings during the fiscal year ended March 31, 2021. The average attendance rate was 100%.

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

Our compensation committee held 6 meetings during the fiscal year ended March 31, 2021. The average attendance rate was 100%.

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

Corporate executive officers

Under the Companies Act, a company with three statutory committees must have one or more corporate executive officers. We currently have fourteen corporate executive officers. All corporate executive officers are elected by our directors at a board of directors meeting. The term of office of a corporate executive officer expires upon conclusion of the first board of directors meeting called after conclusion of the ordinary general meeting of shareholders for the last business year ending within one year from the time of their election. The board of directors shall appoint representative corporate executive officers from among the corporate executive officers.

Our President and Group Chief Executive Officer (“CEO”) executes business affairs in accordance with resolutions adopted by the board of directors. Our deputy presidents and corporate executive officers, senior managing corporate executive officers and managing corporate executive officers assist the President and Group CEO in the management of our day-to-day operations. Our chairman of the board serves as the chairman of and presides over our board of directors. This is done in order to separate the role of our president, whose responsibility is to exercise overall supervision of our business activities and SMBC Group companies, from the role of our chairman.

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

6.D.    EMPLOYEES

At March 31, 2021, 2020 and 2019, on a consolidated basis, we had approximately 86,800, 86,400 and 86,700 employees, respectively, including locally hired staff in our foreign offices but excluding temporary employees. We also had an average of approximately 11,300 temporary employees during the fiscal year ended March 31, 2021.

The following tables show our full-time employees at March 31, 2021 on a consolidated basis under Japanese GAAP broken down based on business segment and geographical location:

Percentage of full-time employees at March 31, 2021
Business segment:
Wholesale Business Unit	11%
Retail Business Unit	36
Global Business Unit	34
Global Markets Business Unit	2
Head office account and others	17

Total	100%

Percentage of full-time employees at March 31, 2021
Location:
Japan	66%
Americas	4
Europe and Middle East	2
Asia and Oceania	28

Total	100%

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

6.E.    SHARE OWNERSHIP

Shareholdings by Directors and Senior Management

The following table shows the number of shares of our common stock owned by our directors and corporate executive officers at June 29, 2021:

Number of shares owned
Directors and corporate executive officers:
Takeshi Kunibe	81,194
Jun Ohta	52,166
Makoto Takashima	56,882
Toru Nakashima	25,211
Teiko Kudo	26,745
Atsuhiko Inoue	18,676
Toshihiro Isshiki	33,891
Yasuyuki Kawasaki	31,149
Masayuki Matsumoto	2,200
Arthur M. Mitchell	1,100
Shozo Yamazaki	1,100
Masaharu Kohno	—
Yoshinobu Tsutsui	—
Katsuyoshi Shinbo	2,200
Eriko Sakurai	3,400
Masahiko Oshima	32,313
Toshikazu Yaku	31,885
Katsunori Tanizaki	28,717
Tetsuro Imaeda	29,998
Fumiharu Kozuka	29,680
Masamichi Koike	27,647
Shoji Masuda	27,096
Ryuji Nishisaki	27,919
Akihiro Fukutome	12,704
Muneo Kanamaru	15,583
Takashi Yamashita	16,977

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

Directors of SMFG: 7 persons 9,926 shares

Corporate executive officers of SMFG: 6 persons 4,191 shares

Executive officers of SMFG: 37 persons 27,419 shares

Directors of SMFG’s subsidiaries: 14 persons 25,879 shares

Executive officers, etc. of SMFG’s subsidiaries: 91 persons 205,121 shares

Date of issue	Issue price	Class and total number of shares issued	Allottees and number of shares to be allotted
July 27, 2020	¥3,015 per share	868,505 shares of common stock of the Company

Directors of SMFG: 6 persons 64,842 shares

Corporate executive officers of SMFG: 13 persons 60,638 shares

Executive officers of SMFG: 45 persons 112,719 shares

Directors of SMFG’s subsidiaries: 16 persons 150,598 shares

Executive officers, etc. of SMFG’s subsidiaries: 91 persons 479,708 shares

Employee Stock Ownership Associations

We have employee stock ownership associations in Japan for our and our subsidiaries’ employees. Members of the employee stock ownership associations set aside certain amounts from their monthly salary to purchase our common stock through the relevant employee stock ownership association. The administrator of each association makes open-market purchases of our common stock for the account of the association on a monthly basis. We and our subsidiaries contribute matching funds equivalent to 5% of the amount purchased by the relevant association. At March 31, 2021, none of the employee stock ownership associations held more than 1% of our common stock.

Item 7.	Major Shareholders and Related Party Transactions

7.A.    MAJOR SHAREHOLDERS

Major Shareholders

Our major shareholders, appearing on our register of common shareholders at March 31, 2021, were as follows:

	Number of shares held(2)	Percentage of shares issued(1)(2)
Name:
The Master Trust Bank of Japan, Ltd. (Trust Account)	121,954,600	8.89%
Custody Bank of Japan, Ltd. (Trust Account)	77,061,400	5.62%
Custody Bank of Japan, Ltd. (Trust Account 7)	28,014,500	2.04%
NATSCUMCO	27,337,632	1.99%
SSBTC CLIENT OMNIBUS ACCOUNT.	25,919,586	1.89%
STATE STREET BANK WEST CLIENT—TREATY 505234	21,261,727	1.55%
Custody Bank of Japan, Ltd. (Trust Account 5)	20,920,300	1.52%
Custody Bank of Japan, Ltd. (Trust Account 6).	18,551,800	1.35%
Barclays Securities Japan Limited	18,549,300	1.35%
JPMorgan Securities Japan Co., Ltd.	16,849,837	1.22%

(1)	Percentages are calculated based on the total number of shares of common stock then issued, excluding our treasury stock, and have been truncated to the nearest second decimal point.
(2)

On February 1, 2021, BlackRock, Inc. filed a Schedule 13G with the SEC, indicating that BlackRock, Inc. and its subsidiaries beneficially held 84,465,707 shares of our common stock, representing 6.15% of our outstanding common stock at December 31, 2020. On February 5, 2021, Sumitomo Mitsui Trust Holdings, Inc. filed a Schedule 13G with the SEC, indicating that Sumitomo Mitsui Trust Holdings, Inc. and its subsidiaries beneficially held 83,503,700 shares of our common stock, representing 6.08% of our outstanding common stock at December 31, 2020. On July 22, 2020, Nomura Securities Co., Ltd. submitted a filing to the Kanto Local Finance Bureau indicating that Nomura Securities Co., Ltd. and its affiliate held 71,289,221 shares of our common stock, representing 5.19% of our outstanding common stock at July 15, 2020. On April 5, 2021, Mitsubishi UFJ Financial Group, Inc. submitted a filing to the Kanto Local Finance Bureau indicating that Mitsubishi UFJ Financial Group, Inc. and its affiliate held 68,950,200 shares of our common stock, representing 5.02% of our outstanding common stock at March 29, 2021.

Our major shareholders do not have different voting rights.

Shareholders in the United States

Because some of our common stock was held by brokers or other nominees, the number of shares held by and the number of beneficiary holders with addresses in the United States is not fully ascertainable. At March 31, 2021, there were 247 record holders of our common stock with addresses in the United States, whose shareholdings represented approximately 17% of our outstanding common stock on that date.

Control of the Company

To our knowledge, we are not directly or indirectly owned or controlled by any another corporation(s), by any foreign government or by any other natural or legal person(s), severally or jointly.

Arrangements for Change in Control of the Company

We know of no arrangements the operation of which may at a later time result in a change of control.

7.B.    RELATED PARTY TRANSACTIONS

We and our banking subsidiaries had, and expect to have in the future, banking transactions and other transactions in the ordinary course of business with our related parties. For the fiscal year ended March 31, 2021, such transactions included, but were not limited to, loans, deposits and guarantees. Furthermore, such transactions were immaterial and were made at prevailing market rates, terms and conditions, and did not involve more than the normal risk of collectibility or present other unfavorable features.

During the fiscal year ended March 31, 2021, none of our directors or corporate executive officers, and none of the close members of their respective families, had any transactions that were material or any transactions that were unusual in their nature or conditions, involving goods, services or tangible or intangible assets, to which we were a party, and no such transactions were proposed at March 31, 2021. During the fiscal year ended March 31, 2021, we made no loans to our directors or corporate executive officers other than those that were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectibility or present other unfavorable features.

7.C.    INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

Item 8.	Financial Information

8.A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Financial Statements

All relevant financial statements are attached hereto. See “Item 18. Financial Statements.” See “Item 5.A. Operating Results—Reconciliation with Japanese GAAP” for a reconciliation of consolidated net profit and total equity for the fiscal year ended March 31, 2021 under IFRS, with those amounts under Japanese GAAP.

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

The following table shows historical aggregate dividend payments per share of our common stock for each of the fiscal years from the fiscal year ended March 31, 2019 through the fiscal year ended March 31, 2021:

	Dividend per share
	Paid(1)	Declared(2)
Fiscal year ended March 31,
2019	¥180	¥175
2020	190	185
2021	190	195

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

Under our articles of incorporation, the record dates for annual dividends and interim dividends are March 31 and September 30, respectively, in each year. In Japan, both “ex-dividend” date (the date from which purchasers at shares through Japanese stock exchanges will not be entitled to the dividends to be paid to registered shareholders as any record date) and the record date for dividends precede the date of determination of the amount of the dividend to be paid. The ex-dividend date of the shares of common stock is generally the first business day prior to the record date. Under our articles of incorporation, we are not obligated to pay any distributions of surplus to be made in cash which have not been received after five years from the commencement date of those distributions.

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

•

establishing a parent and a wholly owned subsidiary relationship by way of a share transfer (kabushiki-iten) or share exchange (kabushiki-kokan), or establishing of a parent and subsidiary relationship by way of a partial share exchange (kabushiki-kofu), requiring shareholders’ approval;

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

Any shareholder holding at least 300 voting rights or one percent of our total number of voting rights for six months or longer may propose a matter to be considered at a general meeting of shareholders, and request to include the proposal (the number of which may be limited to 10) in a notice of a general meeting of shareholders, by submitting a written request to a director at least eight weeks prior to the date of the meeting. Any of the minimum percentages, time periods and number of voting rights necessary for exercising the minority shareholder rights described above may be decreased or shortened if our articles of incorporation so provide. Our articles of incorporation currently do not include any of those provisions.

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

(ii)

companies engaged in the Designated Businesses other than the certain Designated Businesses designated by the Foreign Exchange Act as core sector businesses (the “Core Sector Designated Businesses”); and

(iii)	companies engaged in the Core Sector Designated Businesses.

For reference purposes only, the Minister of Finance publishes, and may update from time to time, a list that classifies Japanese listed companies into the above categories, and according to the list published by the Minister of Finance as of July 10, 2020, businesses which are currently engaged by the Company is classified as category (iii) i.e., the Core Sector Designated Businesses above.

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

At the date of this annual report, Japan has income tax treaties in force, whereby the above-mentioned withholding tax rate is reduced, generally, to 15% for portfolio investors, with, among others, Canada, Denmark, Finland, Germany, Iceland, Ireland, Italy, Luxembourg, New Zealand, Norway, Singapore and Spain (for dividends due and payable on or before December 31, 2021), while the income tax treaties with, among others, Australia, Austria, Belgium, France, Hong Kong, the Netherlands, Portugal, Sweden, Switzerland, the United Kingdom and the United States generally reduce the withholding tax rate to 10% for portfolio investors and the income tax treaties with, among others, Spain (for dividends due and payable on or after January 1, 2022)

generally reduce the withholding tax rate to 5% for portfolio investors. In addition, under the income tax treaty between Japan and the United States, dividends paid to pension funds which are qualified U.S. residents eligible to enjoy treaty benefits are exempt from Japanese income taxation by way of withholding or otherwise unless the dividends are derived from the carrying on of a business, directly or indirectly, by those pension funds. Under the income tax treaties with Austria, Belgium, Denmark, Iceland, the Netherlands, Spain (for dividends due and payable on or after January 1, 2022), Switzerland and the United Kingdom, similar treatment will be applied to dividends. Under Japanese tax law, any reduced maximum rate applicable under a tax treaty will be available when the maximum rate is below the rate otherwise applicable under Japanese tax law referred to in the preceding paragraph with respect to the dividends to be paid by us on shares of common stock or ADSs. A Nonresident Shareholder of shares of our common stock who is entitled, under any tax treaty, to a reduced rate of Japanese withholding tax, or exemption therefrom, as the case may be, is required to submit an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends (together with any other required forms and documents) in advance, through the withholding agent, to the relevant tax authority before payment of dividends. A standing proxy for a Nonresident Shareholder may provide the application services. See “Item 10.B. Memorandum and Articles of Incorporation—Rights, Preferences and Restrictions of the Shares—Common Stock—General.” In addition, a simplified special filing procedure is available for Nonresident Shareholders to claim treaty benefits of exemption from or reduction of Japanese withholding tax by submitting a Special Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends of Listed Stocks (together with any other required forms and documents). With respect to ADSs, this reduced rate or exemption will be applicable to Nonresident Shareholders of ADSs if the depositary or its agent submits two Application Forms (one before payment of dividends and the other within eight months after the record date concerning such payment of dividends), together with certain other documents. To claim this reduced rate or exemption, Nonresident Shareholders of ADSs will be required to file a proof of taxpayer status, residence and beneficial ownership, as applicable, and to provide other information or documents as may be required by the depositary. A Nonresident Shareholder who is entitled, under any applicable tax treaty, to a reduced rate of Japanese withholding tax below the rate otherwise applicable under Japanese tax law mentioned above, or exemption therefrom, as the case may be, but fails to submit the required application in advance may nevertheless be entitled to claim a refund from the relevant Japanese tax authority of withholding taxes withheld in excess of the rate under an applicable tax treaty (if the Nonresident Shareholder is entitled to a reduced treaty rate under the applicable tax treaty) or the full amount of tax withheld (if the Nonresident Shareholder is entitled to an exemption under the applicable tax treaty), as the case may be, by complying with certain subsequent filing procedures. We do not assume any responsibility to ensure withholding at the reduced treaty rate, or exemption therefrom, for shareholders who would be so eligible under an applicable tax treaty but where the required procedures as stated above are not followed.

Gains derived from the sale outside Japan of shares of our common stock or ADSs by a Nonresident Shareholder who is a portfolio investor are, in general, not subject to Japanese income tax or corporation tax.

Any deposits or withdrawals of shares of our common stock by a Nonresident Shareholder in exchange for ADSs are, in general, not subject to Japanese income or corporation tax.

Japanese inheritance and gift taxes at progressive rates may be payable by an individual who has acquired shares of our common stock or ADSs from another individual as a legatee, heir or donee, even if none of the acquiring individual, the decedent or the donor is a Japanese resident.

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

Subject to applicable restrictions and limitations that vary depending upon the U.S. Holder’s circumstances and the discussion above regarding concerns expressed by the U.S. Treasury Japanese taxes withheld from dividends on shares or ADSs (at a rate not exceeding the applicable rate provided by the Treaty in the case of a U.S. Holder who is eligible for the Treaty’s benefits) will be creditable against the U.S. Holder’s U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to different categories of income, such as passive income and general income. The rules governing foreign tax credits are complex. Instead of claiming a credit, a U.S. Holder may elect to deduct such Japanese taxes in computing its taxable income, subject to generally applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all foreign taxes paid or accrued in the taxable year. U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits and deductions in their particular circumstances.

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

PFIC Rules

Based upon certain proposed Treasury regulations that are not yet in effect, but are generally proposed to become effective for taxable years beginning after December 31, 1994, we believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended March 31, 2021. However, since proposed Treasury regulations may not be finalized in their current form, and since PFIC status depends upon the composition of our income and assets and the market value of our assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any taxable year during which a U.S. Holder held shares, certain adverse U.S. federal income tax consequences could apply to the U.S. Holder.

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

The outlooks for the operating environment and risks and the risk appetite situation are monitored throughout the course of the fiscal year. Risk Appetite Measures and business strategies are revised as necessary. For example, overall risk capital has been selected as an indicator for risk appetite, which displays the soundness of the SMBC Group. Risk capital is the amount of capital required to cover the theoretical maximum potential loss arising from risks of business operations. Overall risk capital is the aggregate of the risk capital amounts for each risk category. Management standards have been set for the upper limit for overall risk capital based on group-wide management strength. Overall risk capital levels are thus monitored throughout the course of each fiscal year to clearly indicate risk-taking capacity and promote the sound taking of risks.

In addition, specific risk appetite indicators have been set for credit risk, market risk, liquidity risk, and other risk categories to facilitate appropriate management based on a quantitative understanding of risk appetite.

Risk Management Categories

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

Conduct Risk. Conduct risk is the risk that our conduct negatively affects customers, market integrity, effective competition, public interest, and the SMBC Group’s stakeholders through acts that violate laws and regulations or social norms.

Top Risks

We identify risks that threaten to significantly impact management as Top Risks.

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

During a fiscal year, we undertake stress testing on a flexible basis to assess the potential impact on our business and to take the appropriate response in case a serious risk event occurs. For example, stress test was conducted with regard to the COVID-19 pandemic during the fiscal year ended March 31, 2021.

In addition, we conduct detailed stress testing for individual risks such as credit risk, market risk, and liquidity risk, so as to decide and review risk-taking strategies.

We are also in line with the recommendations of the Task Force on Climate-related Financial Disclosures. As part of our efforts in this regard, we have included climate-related risk, such as natural disasters resulting from extreme weather (physical risks) and carbon-related stranded assets due to the transition to a decarbonized society (transition risks), in our Top Risks, and scenario analyses on physical and transition risks have been conducted to estimate the potential impacts on our financial position.

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

The credit departments of SMBC, in cooperation with branches, conduct credit risk management for loans and manage portfolios. The credit limits they use are based on the baseline amounts that the Credit & Investment Planning Department establishes for each grading category, with particular attention paid to evaluating and managing customers or loans perceived to have particularly high credit risk. The Corporate Research Department engages in research on industries and analyzes the business and financial conditions of borrower enterprises to detect early signs of problems or growth potential. The Credit Administration Department is responsible for handling NPLs of borrowers classified as potentially bankrupt or lower, and formulates plans for workouts, including write-offs, and corporate rehabilitation. The department closely liaises with SMBC Servicer Co., Ltd., an SMBC Group company, which engages in related services to efficiently reduce the amount of NPLs, including through the sale of loans.

The Internal Audit Unit of SMBC, operating independently of the business units, audits asset quality, accuracy of grading and state of credit risk management, and reports the results directly to the board of directors, the Management Committee and Audit & Supervisory Committee.

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

Controlling Concentration Risk

As our equity capital may be materially impaired in the event that the credit concentration risk becomes apparent, the Credit & Investment Planning Department of the Company therefore takes measures to manage concentration risks, such as introducing large exposure limits and conducting intensive loan reviews for obligors with large exposures, with an increased focus on industrial sectors with an excessive concentration of credit risk. Further, to manage country risk, SMBC’s Global Credit Department has credit limit guidelines based on each country’s creditworthiness.

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

On the basis of the SMBC Group-wide basic policies for risk management, we have a quantitative management process to control market and liquidity risks on an SMBC Group-wide basis. We at least annually review and identify which companies primarily carry the market and liquidity risks within us. We set permissible levels and upper limits of risk for each identified company in consideration of those companies’ business plans. We ensure that each identified company establishes a risk management system that is appropriate to the risks it faces, and has built-in transparent risk management processes which clearly separate front, middle and back office operations, and establishes a control system of mutual checks and balances.

Framework for Market and Liquidity Risk Management

The board of directors authorizes important matters relating to the management of market and liquidity risks, such as the basic policies and risk appetite, which are decided by the Management Committee. The Corporate Risk Management Department, which is independent of the business units that directly handle market transactions, manages market and liquidity risks in an integrated manner. The Corporate Risk Management Department not only monitors the current risk situations but also reports regularly to the Management Committee and the board of directors.

Additionally, the Asset Liability Management (“ALM”) Committee meets on a quarterly basis to examine reports on the state of market and liquidity risk management and to discuss our ALM operation policies. Furthermore, SMBC’s ALM Committee meets on a monthly basis to examine reports on the state of market and liquidity risks and to discuss SMBC’s ALM operations.

Under our internal audit system, internal audits are also periodically performed to verify that the risk management framework is functioning properly.

Market Risk Management Methods

Market Risk Management Process

We manage market risk capital derived from trading activities and non-trading activities, including strategic shareholding investments and other transactions in the RAF by taking into account our shareholders’ equity and other principal indicators of our financial position. We also establish an upper limit on value at risk (“VaR”) and losses as Risk Appetite Measures.

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

VaR Summary for the Fiscal Years Ended March 31, 2021 and 2020

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

VaR for Trading Activity

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the fiscal year ended March 31, 2021:
SMBC Consolidated
Maximum	¥6.1	¥8.8	¥1.7	¥3.9	¥8.1
Minimum	3.7	6.1	0.0	2.5	5.5
Daily average	5.1	7.3	0.5	3.2	6.5
At March 31, 2021	5.5	8.1	0.1	3.5	6.2

SMFG Consolidated
Maximum	¥15.1	¥9.9	¥8.8	¥3.9	¥24.4
Minimum	11.7	6.6	1.9	2.5	15.6
Daily average	13.2	8.4	4.7	3.2	19.5
At March 31, 2021	14.6	8.8	5.1	3.5	20.7

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the fiscal year ended March 31, 2020:
SMBC Consolidated
Maximum	¥6.0	¥9.6	¥2.9	¥4.7	¥10.2
Minimum	3.7	4.0	0.0	2.6	6.2
Daily average	4.5	5.6	0.7	4.0	7.3
At March 31, 2020	5.4	8.9	0.0	2.6	6.4

SMFG Consolidated
Maximum	¥13.7	¥10.6	¥9.4	¥4.7	¥22.4
Minimum	9.2	4.4	1.6	2.6	13.8
Daily average	10.6	6.2	3.7	4.0	16.7
At March 31, 2020	12.6	9.5	2.4	2.6	16.2

(1)

Total for “Maximum,” “Minimum,” and “Daily average” represent the maximum, minimum and daily average of the total of the trading book. For certain subsidiaries, we employ the standardized method and/or the historical simulation method for the VaR calculation method.

VaR for Non-trading Activity

•	Banking

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the fiscal year ended March 31, 2021:
SMBC Consolidated
Maximum	¥55.5	¥0.6	¥27.1	¥0.0	¥58.5
Minimum	43.1	0.0	7.5	0.0	45.5
Daily average	49.3	0.3	15.0	0.0	51.7
At March 31, 2021	50.3	0.0	17.4	0.0	54.5

SMFG Consolidated
Maximum	¥56.1	¥0.6	¥27.1	¥0.0	¥59.0
Minimum	43.9	0.0	7.5	0.0	46.2
Daily average	49.9	0.3	15.0	0.0	52.3
At March 31, 2021	50.8	0.0	17.4	0.0	55.0

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the fiscal year ended March 31, 2020:
SMBC Consolidated
Maximum	¥46.8	¥0.0	¥30.2	¥0.0	¥51.5
Minimum	32.7	0.0	10.8	0.0	35.6
Daily average	40.6	0.0	20.4	0.0	44.3
At March 31, 2020	45.4	0.0	15.4	0.0	49.6

SMFG Consolidated
Maximum	¥47.6	¥0.0	¥30.2	¥0.0	¥52.4
Minimum	33.6	0.0	10.8	0.0	36.5
Daily average	41.5	0.0	20.4	0.0	45.1
At March 31, 2020	46.2	0.0	15.4	0.0	50.5

(1)	Total for “Maximum,” “Minimum,” and “Daily average” represent the maximum, minimum and daily average of the total of the banking book.

•	Strategic Shareholding Investment

Equities risk
(In billions)
For the fiscal year ended March 31, 2021:
SMBC Consolidated
Maximum	¥1,161.7
Minimum	784.1
Daily average	966.1
At March 31, 2021	1,111.2

SMFG Consolidated
Maximum	¥1,337.5
Minimum	911.2
Daily average	1,122.2
At March 31, 2021	1,284.1

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

Based on the standards for interest rate risk in the banking book issued by the BCBS in April 2016, the FSA revised the related regulatory guidelines pertaining to monitoring of interest rate risks in the banking book in December 2017. The revised disclosure requirements with respect to the changes in economic value of equity (“ΔEVE”) and changes in net interest income (“ΔNII”) in the banking book as a result of interest rate shocks have been applied from March 31, 2018. The tables below present ΔEVE and ΔNII of SMBC and SMFG on a consolidated basis at March 31, 2021 and 2020, respectively.

ΔEVE is defined as a decline in economic value as a result of an interest rate shock. It is calculated by multiplying the interest rate sensitivity (excluding credit spread) and interest rate change. The FSA implements a “materiality test” to identify banks taking excessive interest rate risks. Under the materiality test, the FSA monitors the ratio of ΔEVE to Tier 1 capital based on a set of prescribed interest rate shock scenarios. The threshold applied by the FSA is 15% and the ratios for SMBC on a consolidated basis at March 31, 2021 and 2020 were 9.6% and 11.1%, respectively and those for SMFG on a consolidated basis at March 31, 2021 and 2020 were 8.1% and 9.6%, respectively.

ΔNII is defined as a decline in interest income over a rolling 12-month period as a result of an interest rate shock. It is calculated assuming a constant balance sheet over a forward-looking rolling 12-month period.

	At March 31, 2021		At March 31, 2020
	ΔEVE	ΔNII	ΔEVE	ΔNII
	(In billions)
SMBC Consolidated
Parallel shock up	¥909.0	¥(305.4)	¥982.1	¥(242.6)
Parallel shock down	0.0	495.3	0.0	415.0
Steepener shock	279.1	—	284.9	—
Flattener shock	137.0	—	164.0	—
Short rate shock up	339.6	—	329.6	—
Short rate shock down	5.3	—	6.6	—
Maximum	909.0	495.3	982.1	415.0

	At March 31, 2021	At March 31, 2020
	(In billions)
Tier 1 Capital	¥9,518.0	¥8,842.3

	At March 31, 2021		At March 31, 2020
	ΔEVE	ΔNII	ΔEVE	ΔNII
	(In billions)
SMFG Consolidated
Parallel shock up	¥909.0	¥(305.4)	¥982.1	¥(242.6)
Parallel shock down	0.0	495.3	0.0	415.0
Steepener shock	279.1	—	284.9	—
Flattener shock	137.0	—	164.0	—
Short rate shock up	339.6	—	329.6	—
Short rate shock down	5.3	—	6.6	—
Maximum	909.0	495.3	982.1	415.0

	At March 31, 2021	At March 31, 2020
	(In billions)
Tier 1 Capital	¥11,199.3	¥10,249.9

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

Conduct Risk

Conduct risk is the risk that our conduct negatively affects customers, market integrity, effective competition, public interests, and the SMBC Group’s stakeholders, through acts that violate laws and regulations or social norms. SMBC Group’s fundamental stance is that its business is not to negatively affect customers, market integrity, effective competition, public interests, and stakeholders. Efforts are being made to improve group-wide conduct risk management. Focuses of these efforts include preemptively identifying phenomena with the potential to cause significant deterioration in the trust of the SMBC Group and preventing the materialization of serious management risks by being keenly responsive to environmental changes.

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

Citibank, N.A., as depositary, has agreed to reimburse the Company for certain expenses the Company incurs in connection with its ADR program, subject to certain ceilings. During the fiscal year ended March 31, 2021, we received $2,275,000.00 as reimbursement for such expenses, which includes additional reimbursement upon the renewal of our depositary appointment.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including Jun Ohta, our President and Group Chief Executive Officer, and Toru Nakashima, our Senior Managing Corporate Executive Officer and Group Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) at March 31, 2021. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable, not absolute, assurance of achieving their control objectives. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based upon the evaluation referred to above, Mr. Ohta and Mr. Nakashima concluded that the design and operation of our disclosure controls and procedures at March 31, 2021 were effective to provide reasonable assurance that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

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

Our management evaluated the effectiveness of our internal control over financial reporting at March 31, 2021 based on the criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the evaluation, management has concluded that we maintained effective internal control over financial reporting at March 31, 2021.

The effectiveness of our internal control over financial reporting at March 31, 2021 has been audited by KPMG AZSA, our independent registered public accounting firm, as stated in the “Report of Independent Registered Public Accounting Firm” included in this annual report.

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

There were no material changes to our internal compliance rules during the fiscal year ended March 31, 2021. No waivers of the business ethics and compliance manual have been granted to any of our directors, officers or other employees, during the fiscal year ended March 31, 2021.

Item 16C.	Principal Accountant Fees and Services

Fees for Services Provided by KPMG AZSA and its Affiliates

The aggregate fees billed by KPMG AZSA, our independent registered public accounting firm, and its affiliates, for the fiscal years ended March 31, 2021 and 2020 are presented in the following table:

	For the fiscal year ended March 31,
	2021	2020
	(In millions)
Audit fees(1)	¥5,736	¥5,352
Audit-related fees(2)	281	292
Tax fees(3)	40	57
All other fees(4)	27	35

Total	¥6,084	¥5,736

(1)

Audit fees primarily include fees for the audit of our and our subsidiaries’ annual financial statements and fees for the services that are normally provided in connection with our statutory and regulatory filings.

(2)	Audit-related fees primarily include fees for attestation and related services that are not reported under audit fees.
(3)	Tax fees primarily include fees for tax compliance, assistance with preparation of tax return filings and tax advisory services.
(4)	All other fees include fees for a gap analysis on regulatory requirements and industry practices in relation to foreign securities markets.

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

Fees approved pursuant to the procedures described in paragraph 2-01(c)(7)(i)(C) of Regulation S-X, which provides for an exception to the general requirement for pre-approval in certain circumstances, were none for the fiscal years ended March 31, 2021 and 2020.

Item 16D.	Exemptions from the Listing Standards for the Audit Committee

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth purchases of our common stock by us and our affiliated purchasers during the fiscal year ended March 31, 2021:

	Total number of shares purchased(1)(2)	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs
April 1 to April 30, 2020	914	¥2,649	—	—
May 1 to May 31, 2020	450	2,808	—	—
June 1 to June 30, 2020	754	3,147	—	—
July 1 to July 31, 2020	1,739	3,043	—	—
August 1 to August 31, 2020	1,474	2,963	—	—
September 1 to September 30, 2020	1,702	3,107	—	—
October 1 to October 31, 2020	1,337	2,988	—	—
November 1 to November 30, 2020	955	3,059	—	—
December 1 to December 31, 2020	2,380	3,122	—	—
January 1 to January 31, 2021	2,141	3,346	—	—
February 1 to February 28, 2021	2,187	3,528	—	—
March 1 to March 31, 2021	2,932	3,970	—	—

Total	18,965	¥3,262	—	—

(1)

A total of 18,965 shares were purchased other than through a publicly announced plan or program during the fiscal year ended March 31, 2021, due to our purchases of shares constituting less than one unit from registered holders of such shares at the current market prices of those shares.

(2)

Pursuant to our stock compensation plans utilizing restricted stock for executives, after the expiration of applicable time periods, a certain amount of the shares initially allotted to executives are released from transfer restrictions. We retrieve the allotted but unreleased shares from the executives at nil cost. See “Item 6.E. Share Ownership.” A total of 38,953 shares were retrieved from executives at nil cost during the fiscal year ended March 31, 2021, and are excluded from total number of shares purchased in this table.

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

•

A NYSE-listed U.S. company must adopt corporate governance guidelines and must post the guidelines on its website. While we are not required to adopt such guidelines under Japanese law, the rules of the stock exchanges in Japan on which we are listed, including the Tokyo Stock Exchange, require listed companies, including us, to comply with the principles of the Corporate Governance Code established by those stock exchanges and, in cases of noncompliance with some or all of the principles, to disclose the reasons for such noncompliance. We established the SMFG Corporate

Governance Guideline, in consideration of the Corporate Governance Code, to present our basic views and guidelines on corporate governance and improve our corporate governance system. The SMFG Corporate Governance Guideline is available on our website (the contents of which are not incorporated by reference in this annual report).

•

A NYSE-listed U.S. company must hold regularly scheduled executive sessions where participants are limited to non-management directors. While we are not required to hold such sessions under the Companies Act, the SMFG Corporate Governance Guideline provides that our outside directors, who are neither executive directors, executive corporate officers nor employees, will endeavor to exchange information and develop a shared awareness among them regarding matters relating to the corporate governance and business of SMBC Group from an independent and objective standpoint. The SMFG Corporate Governance Guideline further provides, as a concrete way of exchanging information and developing this shared awareness, that outside directors may hold meetings that only outside directors may attend, as necessary.

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

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

We have responded to Item 18 in lieu of this item.

Item 18.	Financial Statements

The information required by this item is set forth in our consolidated financial statements starting on page F-1 of this annual report.

Item 19.	Exhibits

We have filed the following documents as exhibits to this document:

Exhibit 1.1	Articles of Incorporation of Sumitomo Mitsui Financial Group, Inc., as amended on June 29, 2017, incorporated by reference from our annual report on Form 20-F (Commission file number 001-34919) filed on June 29, 2017

Exhibit 1.2	Regulations of the Board of Directors of Sumitomo Mitsui Financial Group, Inc., as amended on March 1, 2021

Exhibit 1.3	Share Handling Regulations of Sumitomo Mitsui Financial Group, Inc., as amended on June 29, 2017, incorporated by reference from our annual report on Form 20-F (Commission file number 001-34919) filed on June 29, 2017

Exhibit 2.1	Form of Deposit Agreement among the registrant, Citibank, N.A., as Depositary, and all owners and holders from time to time of American Depositary Shares issued thereunder, incorporated by reference from our registration statement on Form 20-F (Commission file number 001-34919) filed on October 20, 2010

Exhibit 2.2	Description of our common stock, incorporated by reference from “Item 10.B Memorandum and Articles of Incorporation” of this annual report

Exhibit 2.3	Description of our American Depositary Shares, incorporated by reference from “Item 12.D American Depositary Shares” of our registration statement on Form 20-F (Commission file number 001-34919) filed on October 20, 2010

Exhibit 8	List of subsidiaries of Sumitomo Mitsui Financial Group, Inc., at March 31, 2021

Exhibit 11	Code of Ethics of Sumitomo Mitsui Financial Group, Inc., as amended on April 1, 2020, incorporated by reference from our annual report on Form 20-F (Commission file number 001-34919) filed on June 26, 2020

Exhibit 12.1	CEO Certification Required by Rule 13a-14(a) (17 CFR 240.13a-14(a))

Exhibit 12.2	CFO Certification Required by Rule 13a-14(a) (17 CFR 240.13a-14(a))

Exhibit 13.1	Certification Required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

Exhibit 13.2	Certification Required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

Exhibit 15.1	Consent of Independent Registered Public Accounting Firm

Exhibit 101. INS	XBRL Instance Document

Exhibit 101. SCH	XBRL Taxonomy Extension Schema

Exhibit 101. CAL	XBRL Taxonomy Extension Calculation Linkbase

Exhibit 101. DEF	XBRL Taxonomy Extension Definition Linkbase

Exhibit 101. LAB	XBRL Taxonomy Extension Label Linkbase

Exhibit 101. PRE	XBRL Taxonomy Extension Presentation Linkbase

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

Date: June 29, 2021

SELECTED STATISTICAL DATA

I.	Distribution of Assets, Liabilities and Equity; Interest Rates and Interest Differential

Average Statements of Financial Positions, Interest and Average Rates

The following tables show the average balances of our statement of financial positions items and related interest and average interest rates for the fiscal years ended March 31, 2021, 2020 and 2019. Average balances are generally based on a daily average. Weekly, month-end or quarter-end averages are used for certain average balances where it is not practical to obtain the applicable daily averages. The average balances determined by such methods are considered to be representative of our operations. The allocation of amounts between domestic and foreign is based on the location of the office.

	For the fiscal year ended March 31,
	2021			2020			2019
	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate
	(In millions, except percentages)
Interest-earning assets:
Interest-earning deposits with other banks:
Domestic offices	¥881,007	¥2,260	0.26%	¥1,061,849	¥3,099	0.29%	¥997,310	¥3,573	0.36%
Foreign offices	4,701,633	15,151	0.32%	3,994,229	78,493	1.97%	4,696,278	100,225	2.13%

Total	5,582,640	17,411	0.31%	5,056,078	81,592	1.61%	5,693,588	103,798	1.82%

Call loans and bills bought, reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	9,256,043	(687)	(0.01%)	9,167,833	17,540	0.19%	8,829,374	14,879	0.17%
Foreign offices	3,224,164	25,926	0.80%	3,032,754	51,881	1.71%	3,138,663	39,908	1.27%

Total	12,480,207	25,239	0.20%	12,200,587	69,421	0.57%	11,968,037	54,787	0.46%

Trading assets(1) and financial assets at fair value through profit or loss(2):
Domestic offices	2,486,686	8,450	0.34%	3,724,806	14,737	0.40%	4,110,955	20,240	0.49%
Foreign offices	258,547	3,863	1.49%	352,514	6,641	1.88%	367,638	6,178	1.68%

Total	2,745,233	12,313	0.45%	4,077,320	21,378	0.52%	4,478,593	26,418	0.59%

Investment securities(3):
Domestic offices	16,642,148	46,384	0.28%	11,245,654	75,026	0.67%	8,977,937	65,854	0.73%
Foreign offices	5,385,436	80,255	1.49%	4,832,026	103,804	2.15%	4,258,283	87,061	2.04%

Total	22,027,584	126,639	0.57%	16,077,680	178,830	1.11%	13,236,220	152,915	1.16%

Loans and advances(4):
Domestic offices	64,651,076	846,911	1.31%	60,498,334	937,419	1.55%	60,973,779	1,007,977	1.65%
Foreign offices	32,230,777	764,170	2.37%	31,467,410	1,139,783	3.62%	29,646,844	1,086,873	3.67%

Total	96,881,853	1,611,081	1.66%	91,965,744	2,077,202	2.26%	90,620,623	2,094,850	2.31%

Total interest-earning assets:
Domestic offices	93,916,960	903,318	0.96%	85,698,476	1,047,821	1.22%	83,889,355	1,112,523	1.33%
Foreign offices	45,800,557	889,365	1.94%	43,678,933	1,380,602	3.16%	42,107,706	1,320,245	3.14%

Total	139,717,517	¥1,792,683	1.28%	129,377,409	¥2,428,423	1.88%	125,997,061	¥2,432,768	1.93%

Non-interest-earning assets:
Cash and due from banks	60,043,692			54,559,835			49,068,465
Other non-interest-earning assets	19,995,576			18,351,183			19,893,981
Allowance for loan losses	(764,695)			(616,134)			(644,019)

Total non-interest-earning assets	79,274,573			72,294,884			68,318,427

Total assets	¥218,992,090			¥201,672,293			¥194,315,488

Total assets attributable to foreign offices	25.0%			25.8%			25.5%

	For the fiscal year ended March 31,
	2021				2020			2019
	Average balance	Interest expense	Average rate		Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate
	(In millions, except percentages)
Interest-bearing liabilities:
Deposits:
Domestic offices	¥91,029,016	¥16,601	0.02%		¥85,668,767	¥51,976	0.06%	¥83,791,727	¥59,234	0.07%
Foreign offices	28,285,386	163,309	0.58%		27,197,901	530,823	1.95%	27,283,476	542,131	1.99%

Total	119,314,402	179,910	0.15%		112,866,668	582,799	0.52%	111,075,203	601,365	0.54%

Call money and bills sold, repurchase agreements and cash collateral on securities lent and other interest-bearing liabilities:
Domestic offices	11,074,484	(5,172)	(0.05%	)	11,218,806	33,745	0.30%	8,115,332	39,636	0.49%
Foreign offices	4,524,797	14,865	0.33%		5,063,872	112,479	2.22%	4,610,162	97,606	2.12%

Total	15,599,281	9,693	0.06%		16,282,678	146,224	0.90%	12,725,494	137,242	1.08%

Trading liabilities(1):
Domestic offices	1,719,417	13,617	0.79%		2,018,747	20,532	1.02%	1,764,784	23,772	1.35%
Foreign offices	99,055	1,044	1.05%		96,575	2,810	2.91%	106,563	2,770	2.60%

Total	1,818,472	14,661	0.81%		2,115,322	23,342	1.10%	1,871,347	26,542	1.42%

Financial liabilities designated at fair value through profit or loss(2):
Domestic offices	8,630	(293)	(3.40%	)	—	—	—	—	—	—
Foreign offices	64,547	6,364	9.86%		—	—	—	—	—	—

Total	73,177	6,071	8.30%		—	—	—	—	—	—

Borrowings:
Domestic offices	17,075,586	40,483	0.24%		11,958,700	61,238	0.51%	10,787,234	73,299	0.68%
Foreign offices	599,476	22,141	3.69%		600,321	31,187	5.20%	977,662	33,934	3.47%

Total	17,675,062	62,624	0.35%		12,559,021	92,425	0.74%	11,764,896	107,233	0.91%

Debt securities in issue:
Domestic offices	9,764,667	100,987	1.03%		9,419,223	197,749	2.10%	9,880,220	203,423	2.06%
Foreign offices	1,678,663	8,218	0.49%		1,883,920	34,724	1.84%	2,698,608	52,612	1.95%

Total	11,443,330	109,205	0.95%		11,303,143	232,473	2.06%	12,578,828	256,035	2.04%

Premiums for deposit insurance:
Domestic offices	—	34,192	—		—	34,866	—	—	34,387	—
Foreign offices	—	1,621	—		—	1,943	—	—	1,168	—

Total	—	35,813	—		—	36,809	—	—	35,555	—

Total interest-bearing liabilities:
Domestic offices	130,671,800	200,415	0.15%		120,284,243	400,106	0.33%	114,339,297	433,751	0.38%
Foreign offices	35,251,924	217,562	0.62%		34,842,589	713,966	2.05%	35,676,471	730,221	2.05%

Total	165,923,724	¥417,977	0.25%		155,126,832	¥1,114,072	0.72%	150,015,768	¥1,163,972	0.78%

Non-interest-bearing liabilities:
Non-interest-bearing demand deposits	27,006,450				22,833,077			21,058,921
Other non-interest-bearing liabilities	14,142,331				12,095,455			11,429,942

Total non-interest-bearing liabilities	41,148,781				34,928,532			32,488,863

Total equity	11,919,585				11,616,929			11,810,857

Total equity and liabilities	¥218,992,090				¥201,672,293			¥194,315,488

Total liabilities attributable to foreign offices	19.8%				20.8%			21.8%
Net interest income and interest rate spread		¥1,374,706	1.03%			¥1,314,351	1.16%		¥1,268,796	1.15%

Net interest income as a percentage of total interest-earning assets			0.98%				1.02%			1.01%

(1)	The net amount of interest income on trading assets and interest expense on trading liabilities is reported as net trading income in our consolidated income statement.
(2)

Interest income and expense on financial assets and liabilities at fair value through profit or loss are reported in net income (loss) from financial assets and liabilities at fair value through profit or loss in our consolidated income statement.

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

Analysis of Net Interest Income

The following tables show the changes to our net interest income attributable to changes in the volume and changes in the rates for the fiscal year ended March 31, 2021 compared to the fiscal year ended March 31, 2020 and for the fiscal year ended March 31, 2020 compared to the fiscal year ended March 31, 2019.

Changes attributable to the combined impact of changes in the rates and the volume have been allocated proportionately to the changes in the volume and changes in the rates.

	Fiscal year ended March 31, 2021 compared to fiscal year ended March 31, 2020 Increase / (decrease)			Fiscal year ended March 31, 2020 compared to fiscal year ended March 31, 2019 Increase / (decrease)
	Volume	Rate	Net change	Volume	Rate	Net change
	(In millions)
Interest income:
Interest-earning deposits with other banks:
Domestic offices	¥(491)	¥(348)	¥(839)	¥221	¥(695)	¥(474)
Foreign offices	11,899	(75,241)	(63,342)	(14,206)	(7,526)	(21,732)

Total	11,408	(75,589)	(64,181)	(13,985)	(8,221)	(22,206)

Call loans and bills bought, reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	166	(18,393)	(18,227)	592	2,069	2,661
Foreign offices	3,088	(29,043)	(25,955)	(1,386)	13,359	11,973

Total	3,254	(47,436)	(44,182)	(794)	15,428	14,634

Trading assets(1) and financial assets at fair value through profit or loss(2):
Domestic offices	(4,441)	(1,846)	(6,287)	(1,775)	(3,728)	(5,503)
Foreign offices	(1,560)	(1,218)	(2,778)	(262)	725	463

Total	(6,001)	(3,064)	(9,065)	(2,037)	(3,003)	(5,040)

Investment securities:
Domestic offices	26,646	(55,288)	(28,642)	15,528	(6,356)	9,172
Foreign offices	10,906	(34,455)	(23,549)	12,155	4,588	16,743

Total	37,552	(89,743)	(52,191)	27,683	(1,768)	25,915

Loans and advances:
Domestic offices	61,306	(151,814)	(90,508)	(7,791)	(62,767)	(70,558)
Foreign offices	27,008	(402,621)	(375,613)	66,070	(13,160)	52,910

Total	88,314	(554,435)	(466,121)	58,279	(75,927)	(17,648)

Total interest income:
Domestic offices	83,186	(227,689)	(144,503)	6,775	(71,477)	(64,702)
Foreign offices	51,341	(542,578)	(491,237)	62,371	(2,014)	60,357

Total	¥134,527	¥(770,267)	¥(635,740)	¥69,146	¥(73,491)	¥(4,345)

	Fiscal year ended March 31, 2021 compared to fiscal year ended March 31, 2020 Increase / (decrease)			Fiscal year ended March 31, 2020 compared to fiscal year ended March 31, 2019 Increase / (decrease)
	Volume	Rate	Net change	Volume	Rate	Net change
	(In millions)
Interest expense:
Deposits:
Domestic offices	¥3,032	¥(38,407)	¥(35,375)	¥1,288	¥(8,546)	¥(7,258)
Foreign offices	20,404	(387,918)	(367,514)	(1,698)	(9,610)	(11,308)

Total	23,436	(426,325)	(402,889)	(410)	(18,156)	(18,566)

Call money and bills sold, repurchase agreements and cash collateral on securities lent and other interest-bearing liabilities:
Domestic offices	(427)	(38,490)	(38,917)	12,279	(18,170)	(5,891)
Foreign offices	(10,835)	(86,779)	(97,614)	9,925	4,948	14,873

Total	(11,262)	(125,269)	(136,531)	22,204	(13,222)	8,982

Trading liabilities(1):
Domestic offices	(2,780)	(4,135)	(6,915)	3,118	(6,358)	(3,240)
Foreign offices	70	(1,836)	(1,766)	(273)	313	40

Total	(2,710)	(5,971)	(8,681)	2,845	(6,045)	(3,200)

Financial liabilities designated at fair value through profit or loss(2):
Domestic offices	(293)	—	(293)	—	—	—
Foreign offices	6,364	—	6,364	—	—	—

Total	6,071	—	6,071	—	—	—

Borrowings:
Domestic offices	19,921	(40,676)	(20,755)	7,363	(19,424)	(12,061)
Foreign offices	(44)	(9,002)	(9,046)	(15,942)	13,195	(2,747)

Total	19,877	(49,678)	(29,801)	(8,579)	(6,229)	(14,808)

Debt securities in issue:
Domestic offices	7,006	(103,768)	(96,762)	(9,627)	3,953	(5,674)
Foreign offices	(3,418)	(23,088)	(26,506)	(15,131)	(2,757)	(17,888)

Total	3,588	(126,856)	(123,268)	(24,758)	1,196	(23,562)

Premiums for deposit insurance:
Domestic offices	(674)	—	(674)	479	—	479
Foreign offices	(322)	—	(322)	775	—	775

Total	(996)	—	(996)	1,254	—	1,254

Total interest expense:
Domestic offices	25,785	(225,476)	(199,691)	14,900	(48,545)	(33,645)
Foreign offices	12,219	(508,623)	(496,404)	(22,344)	6,089	(16,255)

Total	¥38,004	¥(734,099)	¥(696,095)	¥(7,444)	¥(42,456)	¥(49,900)

Net interest income:
Domestic offices	¥57,401	¥(2,213)	¥55,188	¥(8,125)	¥(22,932)	¥(31,057)
Foreign offices	39,122	(33,955)	5,167	84,715	(8,103)	76,612

Total	¥96,523	¥(36,168)	¥60,355	¥76,590	¥(31,035)	¥45,555

(1)	The net amount of interest income on trading assets and interest expense on trading liabilities is reported as net trading income in our consolidated income statement.
(2)

Interest income and expense on financial assets and liabilities at fair value through profit or loss are reported in net income (loss) from financial assets and liabilities at fair value through profit or loss in our consolidated income statement.

II.	Investment Portfolio

The information as to the value of debt instruments at amortized cost and debt instruments at fair value through other comprehensive income at March 31, 2021, 2020 and 2019 is presented on “Item 5.A. Operating Results—Financial Condition—Investment Securities.”

The following table shows the book values, maturities and weighted average yields of debt instruments at amortized cost and debt instruments at fair value through other comprehensive income at March 31, 2021. Weighted average yields are calculated based on amortized cost. Yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect of such a calculation would not be material.

	Not later than one year		Later than one year and not later than five years		Later than five years and not later than ten years		Later than ten years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(In millions, except percentages)
Debt instruments at amortized cost:
Domestic:
Japanese government bonds	¥—	—	¥—	—	¥—	—	¥—	—	¥—	—
Japanese municipal bonds	—	—	—	—	22,300	0.09%	—	—	22,300	0.09%
Japanese corporate bonds	—	—	—	—	—	—	—	—	—	—

Total domestic	—	—	—	—	22,300	0.09%	—	—	22,300	0.09%

Foreign:
U.S. Treasury and other U.S. government agency bonds	—	—	—	—	—	—	—	—	—	—
Bonds issued by other governments and official institutions	34,996	3.94%	12,050	5.92%	83	5.68%	—	—	47,129	4.45%
Other debt instruments	1,137	7.06%	1,449	5.30%	—	—	—	—	2,586	6.07%

Total foreign	36,133	4.04%	13,499	5.85%	83	5.68%	—	—	49,715	4.53%

Total	¥36,133	4.04%	¥13,499	5.85%	¥22,383	0.11%	¥—	—	¥72,015	3.16%

Debt instruments at fair value through other comprehensive income:
Domestic:
Japanese government bonds	¥5,901,804	(0.15%)	¥6,671,473	(0.12%)	¥1,418,521	(0.08%)	¥301,813	0.15%	¥14,293,611	(0.12%)
Japanese municipal bonds	7,169	0.00%	206,678	0.01%	506,594	0.11%	12,181	0.17%	732,622	0.09%
Japanese corporate bonds	45,803	0.02%	150,694	0.06%	128,650	0.14%	400,748	0.38%	725,895	0.25%
Other debt instruments	310	0.00%	—	—	—	—	—	—	310	0.00%

Total domestic	5,955,086	(0.15%)	7,028,845	(0.12%)	2,053,765	(0.02%)	714,742	0.28%	15,752,438	(0.09%)

Foreign:
U.S. Treasury and other U.S. government agency bonds	505,543	1.50%	3,853,514	0.89%	1,205,887	0.60%	—	—	5,564,944	0.88%
Bonds issued by other governments and official institutions	1,534,842	0.56%	816,902	1.99%	353,866	0.43%	288,422	0.01%	2,994,032	0.88%
Mortgage-backed securities	—	—	2	2.06%	216	0.75%	1,658,514	2.53%	1,658,732	2.53%
Other debt instruments	252,182	1.48%	116,151	1.88%	28,756	0.90%	25,400	1.26%	422,489	1.54%

Total foreign	2,292,567	0.87%	4,786,569	1.11%	1,588,725	0.57%	1,972,336	2.13%	10,640,197	1.14%

Total	¥8,247,653	0.13%	¥11,815,414	0.38%	¥3,642,490	0.24%	¥2,687,078	1.63%	¥26,392,635	0.39%

Excluding securities of the U.S. government and U.S. government agencies and corporations and Japanese government bonds, there are no investments in any individual issuers held in our investment portfolio which exceeded 10% of shareholders’ equity in the consolidated statement of financial position at March 31, 2021.

III.	Loan Portfolio

The following table shows our outstanding loans and advances by the domicile and industry type of the borrowers at March 31, 2021, 2020, 2019, 2018 and 2017. The classification of loans and advances by industry is based on the industry segment loan classification as defined by the Bank of Japan (“BOJ”) for regulatory reporting purposes.

	At March 31,
	2021	2020	2019	2018	2017
	(In millions)
Domestic:
Manufacturing	¥10,174,683	¥8,787,566	¥8,522,451	¥7,961,620	¥9,578,147
Agriculture, forestry, fisheries and mining	277,471	280,233	288,099	145,957	174,021
Construction	886,539	919,043	918,617	947,765	1,151,989
Transportation, communications and public enterprises	5,878,522	5,637,560	5,596,935	5,424,054	5,365,225
Wholesale and retail	6,014,746	5,375,802	5,281,596	5,288,767	5,721,005
Finance and insurance	3,423,625	3,217,545	3,129,666	2,777,862	2,844,546
Real estate and goods rental and leasing	11,760,698	10,666,446	10,126,531	9,017,664	10,101,846
Services	4,831,938	4,452,195	4,328,173	4,255,228	4,885,247
Municipalities	625,639	839,878	866,373	1,000,286	1,216,211
Lease financing	24,678	8,380	9,030	14,629	2,706,641
Consumer(1)	15,274,719	15,691,638	16,187,195	16,363,489	19,096,755
Others	4,133,900	4,308,469	4,601,499	4,633,306	5,178,461

Total domestic	63,307,158	60,184,755	59,856,165	57,830,627	68,020,094

Foreign:
Public sector	309,372	335,071	360,875	372,008	299,746
Financial institutions	7,241,844	6,220,956	5,382,130	4,496,646	4,588,001
Commerce and industry	24,659,663	25,597,599	23,285,374	21,023,885	21,041,905
Lease financing	306,988	309,531	344,958	357,660	404,658
Others	3,000,530	2,994,838	2,316,816	1,779,101	1,836,322

Total foreign	35,518,397	35,457,995	31,690,153	28,029,300	28,170,632

Gross loans and advances	98,825,555	95,642,750	91,546,318	85,859,927	96,190,726
Adjust: Unearned income, unamortized premiums-net and deferred loan fees-net	(261,330)	(264,527)	(258,392)	(239,181)	(236,425)
Less: Allowance for loan losses	(849,287)	(706,405)	(604,988)	(491,676)	(680,456)

Carrying amount	¥97,714,938	¥94,671,818	¥90,682,938	¥85,129,070	¥95,273,845

(1)

The balance in Consumer mainly consists of housing loans. The housing loan balances amounted to ¥10,736,709 million, ¥10,913,869 million, ¥11,216,711 million, ¥11,482,678 million and ¥13,766,771 million at March 31, 2021, 2020, 2019, 2018 and 2017, respectively.

Maturities and Sensitivities of Loans and Advances to Changes in Interest Rates

The following table shows the maturities of loans and advances by the domicile and industry type of the borrower at March 31, 2021.

	Maturity
	Not later than one year	Later than one year and not later than five years	Later than five years	Total
	(In millions)
Domestic:
Manufacturing	¥4,663,355	¥3,779,062	¥1,732,266	¥10,174,683
Agriculture, forestry, fisheries and mining	40,810	189,020	47,641	277,471
Construction	438,378	315,032	133,129	886,539
Transportation, communications and public enterprises	1,863,748	2,229,788	1,784,986	5,878,522
Wholesale and retail	3,730,302	1,616,319	668,125	6,014,746
Finance and insurance	1,810,408	1,266,445	346,772	3,423,625
Real estate and goods rental and leasing	2,862,997	5,123,801	3,773,900	11,760,698
Services	1,565,938	1,907,499	1,358,501	4,831,938
Municipalities	142,579	301,767	181,293	625,639
Lease financing	5,871	14,517	4,290	24,678
Consumer	3,537,904	4,099,651	7,637,164	15,274,719
Others	1,675,124	1,083,057	1,375,719	4,133,900

Total domestic	22,337,414	21,925,958	19,043,786	63,307,158

Foreign:
Public sector	36,503	202,780	70,089	309,372
Financial institutions	3,391,625	3,174,820	675,399	7,241,844
Commerce and industry	9,053,089	10,597,075	5,009,499	24,659,663
Lease financing	35,359	145,933	125,696	306,988
Others	1,130,114	1,460,923	409,493	3,000,530

Total foreign	13,646,690	15,581,531	6,290,176	35,518,397

Total	¥35,984,104	¥37,507,489	¥25,333,962	¥98,825,555

The above loans and advances due after one year which had predetermined interest rates and floating or adjustable interest rates at March 31, 2021 are shown below:

	Domestic	Foreign	Total
	(In millions)
Predetermined rate	¥13,308,350	¥2,895,815	¥16,204,165
Floating or adjustable rate	27,661,394	18,975,892	46,637,286

Total	¥40,969,744	¥21,871,707	¥62,841,451

Impaired Loans and Advances

Our credit risk elements analyzed by categories for loans and advances differ from those required by the U.S. Securities and Exchange Commission. Our impaired loans and advances are comprised of “potentially bankrupt, virtually bankrupt and bankrupt (loans and advances),” “past due three months or more (loans),” “restructured (loans)” and “other impaired (loans and advances).” “Potentially bankrupt, virtually bankrupt and bankrupt (loans and advances)” comprises of loans and advances to the borrowers that are perceived to have a high risk of falling into bankruptcy, may not have been legally or formally declared bankrupt but are essentially bankrupt, or have been legally or formally declared bankrupt. Loans classified as “past due three months or more (loans)” represent those loans that are three months or more past due as to principal or interest, which are not included in “potentially bankrupt, virtually bankrupt and bankrupt (loans and advances).” The category “restructured (loans)” comprises of loans not included above for which the terms of the loans have been modified to grant concessions because of problems with the borrower. Examples of modifications to grant concessions include reductions of the original interest rate, deferrals of interest payments, deductions of the contractual repayment amounts and extensions of principal repayments such as the extension of the repayment date and the suspension of contracted repayments. “Other impaired (loans and advances)” represents impaired loans and advances, which are not included in “potentially bankrupt, virtually bankrupt and bankrupt (loans and advances),” “past due three months or more (loans),” or “restructured (loans),” but for which information about credit problems cause management to classify them as impaired loans and advances. All loans and advances for which management has serious doubts about the ability of the borrowers to comply in the near future with the repayment terms are included in impaired loans and advances.

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

The following table shows the distribution of impaired loans and advances by “potentially bankrupt, virtually bankrupt and bankrupt (loans and advances),” “past due three months or more (loans),” “restructured (loans),” and “other impaired (loans and advances)” at March 31, 2021, 2020, 2019, 2018 and 2017 by the domicile and industry type of the borrowers.

	At March 31,
	2021	2020	2019	2018	2017
	(In millions)
Potentially bankrupt, virtually bankrupt and bankrupt (loans and advances):
Domestic:
Manufacturing	¥63,894	¥44,640	¥98,260	¥62,322	¥106,178
Agriculture, forestry, fisheries and mining	7,836	7,648	6,229	6,369	2,250
Construction	8,086	10,008	15,762	10,439	24,430
Transportation, communications and public enterprises	36,177	35,562	30,691	15,494	23,692
Wholesale and retail	75,040	67,810	74,865	74,332	104,472
Finance and insurance	6,842	5,556	8,266	3,021	4,135
Real estate and goods rental and leasing	26,658	28,189	29,999	32,634	126,179
Services	64,574	44,040	56,861	50,858	91,943
Lease financing	—	—	—	—	7,513
Consumer	156,133	162,881	159,375	157,221	194,721
Others	23,474	19,475	21,120	23,081	25,059

Total domestic	468,714	425,809	501,428	435,771	710,572

Foreign:
Financial institutions	11,632	29	180	30	29
Commerce and industry	179,199	137,438	109,453	144,975	157,227
Lease financing	—	—	—	—	11,892
Others	23,012	9,118	24,409	22,383	23,890

Total foreign	213,843	146,585	134,042	167,388	193,038

Total	682,557	572,394	635,470	603,159	903,610

Past due three months or more (loans):
Domestic	37,297	27,923	24,781	21,649	20,808
Foreign	—	—	2,525	—	11,449

Total	37,297	27,923	27,306	21,649	32,257

Restructured (loans):
Domestic	228,631	144,034	127,316	136,582	155,100
Foreign	146,324	42,123	18,624	17,567	25,741

Total	374,955	186,157	145,940	154,149	180,841

Other impaired (loans and advances):
Domestic	36,343	52,020	66,285	93,175	103,777
Foreign	40,424	6,835	7,017	6,736	8,203

Total	76,767	58,855	73,302	99,911	111,980

Gross impaired loans and advances	1,171,576	845,329	882,018	878,868	1,228,688

Less: Allowance for loan losses for impaired loans and advances	(423,222)	(355,737)	(354,448)	(369,386)	(532,451)

Net impaired loans and advances	¥748,354	¥489,592	¥527,570	¥509,482	¥696,237

Interest Foregone on Impaired Loans and Advances

Interest income which would have been accrued at the original terms on domestic impaired loans and advances during the fiscal year ended March 31, 2021 was ¥18.8 billion, of which ¥9.4 billion was included in profit or loss for the fiscal year then ended. Interest income which would have been accrued at the original terms on foreign impaired loans and advances during the fiscal year ended March 31, 2021 was ¥7.3 billion, of which ¥4.0 billion was included in profit or loss for the fiscal year then ended.

Cross-border Outstanding

Cross-border outstandings are defined as loans, acceptances, interest-earning deposits with other banks, other interest-earning investments and any other monetary assets denominated in Japanese yen or other non-local currencies. Local currency outstandings are netted out from cross-border outstandings. This cross-border disclosure is based on the reports to the BOJ required under Japanese foreign exchange-related laws. The following tables list the countries for which cross-border outstandings exceeded 0.75% of consolidated total assets at March 31, 2021, 2020 and 2019.

	At March 31, 2021
	Public institutions	Banks	Others	Total	% of total assets	Undrawn commitments
	(In millions, except percentages)
United Kingdom	¥17,973	¥384,742	¥1,579,049	¥1,981,764	0.84%	¥977,799
United States	¥435,558	¥225,955	¥1,524,933	¥2,186,446	0.93%	¥385,301

	At March 31, 2020
	Public institutions	Banks	Others	Total	% of total assets	Undrawn commitments
	(In millions, except percentages)
United Kingdom	¥7,403	¥361,505	¥1,356,994	¥1,725,902	0.81%	¥872,223
United States	¥374,289	¥236,470	¥1,783,450	¥2,394,209	1.13%	¥417,552

	At March 31, 2019
	Public institutions	Banks	Others	Total	% of total assets	Undrawn commitments
	(In millions, except percentages)
United Kingdom	¥9,498	¥238,794	¥1,449,225	¥1,697,517	0.87%	¥975,850
United States	¥406,416	¥215,237	¥1,317,859	¥1,939,512	0.99%	¥343,973

Loan Concentrations

At March 31, 2021, there were no concentrations of loans and advances to a single industry group of borrowers, as defined by the BOJ industry segment loan and advance classifications, which exceeded 10% of our consolidated total loans and advances, except for loans and advances in a category disclosed in the table of outstanding loans and advances above.

IV.	Summary of Loan Loss Experience

The following table shows an analysis of our loan loss experience by the borrowers’ domicile and industry type for the fiscal years ended March 31, 2021, 2020, 2019, 2018 and 2017.

	For the fiscal year ended March 31,
	2021	2020	2019	2018	2017
	(In millions, except percentages)
Allowance for loan losses at beginning of period	¥706,405	¥604,988	¥651,620	¥680,456	¥722,717
Provision for loan losses	277,085	249,478	122,927	126,623	141,457
Charge-offs:
Domestic:
Manufacturing	2,276	7,374	9,642	6,439	9,712
Agriculture, forestry, fisheries and mining	—	22	282	1,772	388
Construction	377	845	1,159	1,478	1,810
Transportation, communications and public enterprises	492	579	1,556	1,609	9,731
Wholesale and retail	3,515	6,435	10,315	10,998	13,293
Finance and insurance	9	2,236	96	121	16
Real estate and goods rental and leasing	174	923	4,291	12,947	6,246
Services	2,110	9,795	4,784	9,548	5,731
Lease financing	—	—	637	511	454
Consumer	87,740	97,655	104,748	112,265	102,383
Others	244	464	1,986	3,838	7,609

Total domestic	96,937	126,328	139,496	161,526	157,373

Foreign	64,666	27,664	40,758	23,534	33,135

Total	161,603	153,992	180,254	185,060	190,508

Recoveries:
Domestic:
Manufacturing	19	2	1	27	61
Agriculture, forestry, fisheries and mining	—	—	2	—	5
Construction	—	—	5	5	6
Transportation, communications and public enterprises	—	—	—	1	62
Wholesale and retail	—	4	—	28	86
Finance and insurance	—	—	—	1	—
Real estate and goods rental and leasing	—	16	—	2	1
Services	1	—	12	38	40
Consumer	10,800	10,074	9,739	9,535	9,571
Others	16	—	8	21	20

Total domestic	10,836	10,096	9,767	9,658	9,852

Foreign	1,965	2,317	1,275	574	445

Total	12,801	12,413	11,042	10,232	10,297

Net charge-offs	148,802	141,579	169,212	174,828	180,211
Others(1)	14,599	(6,482)	(347)	(140,575)	(3,507)

Allowance for loan losses at end of period	¥849,287	¥706,405	¥604,988	¥491,676	¥680,456

Ratio of net charge-offs to average loans outstanding during the period	0.15%	0.15%	0.19%	0.18%	0.20%
Allowance for loan losses applicable to foreign activities:
Balance at beginning of period	¥258,143	¥155,114	¥153,167	¥128,347	¥134,664

Balance at end of period	¥284,381	¥258,143	¥155,114	¥114,306	¥128,347

Provision for loan losses	¥74,471	¥134,657	¥46,597	¥19,872	¥29,699

(1)

Others mainly include foreign exchange translations for the fiscal years ended March 31, 2021, 2020 and 2017. The amount for the fiscal year ended March 31, 2018 mainly includes the exclusion of the allowance for loans and advances made by Kansai Urban Banking Corporation and The MINATO BANK, LTD, both of which had been our subsidiaries but became our equity-method associates, and the exclusion of the allowance for loans and advances made by SMFL which was reclassified as assets held for sale.

The following table shows an allocation of the allowance for loan losses by the borrower’s domicile and industry type at March 31, 2021, 2020, 2019, 2018 and 2017.

	At March 31,
	2021		2020		2019		2018		2017
	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans
	(In millions, except percentages)
Domestic:
Manufacturing	¥94,518	10.30%	¥36,263	9.19%	¥35,358	9.31%	¥67,511	9.27%	¥101,936	9.96%
Agriculture, forestry, fisheries and mining	7,287	0.28%	7,132	0.29%	6,335	0.31%	6,047	0.17%	2,251	0.18%
Construction	4,252	0.90%	5,346	0.96%	7,888	1.00%	4,171	1.10%	14,142	1.20%
Transportation, communications and public enterprises	37,631	5.95%	29,631	5.89%	24,133	6.11%	8,431	6.32%	16,237	5.58%
Wholesale and retail	51,965	6.09%	52,874	5.62%	48,883	5.77%	45,321	6.16%	54,896	5.95%
Finance and insurance	2,884	3.46%	2,319	3.36%	5,134	3.42%	3,183	3.24%	3,982	2.96%
Real estate and goods rental and leasing	25,789	11.90%	22,638	11.15%	25,635	11.06%	14,650	10.50%	85,813	10.50%
Services	99,603	4.89%	35,386	4.66%	42,172	4.73%	32,690	4.96%	52,282	5.08%
Municipalities	—	0.63%	—	0.88%	—	0.95%	—	1.17%	—	1.26%
Lease financing	—	0.02%	—	0.01%	—	0.01%	—	0.02%	4,114	2.81%
Consumer	225,091	15.46%	240,047	16.41%	233,287	17.68%	177,013	19.06%	194,964	19.85%
Others	15,886	4.18%	16,626	4.51%	21,049	5.03%	18,353	5.38%	21,492	5.38%

Total domestic	564,906	64.06%	448,262	62.93%	449,874	65.38%	377,370	67.35%	552,109	70.71%

Foreign:
Public sector	456	0.31%	898	0.35%	522	0.39%	75	0.43%	88	0.31%
Financial institutions	23,456	7.33%	23,610	6.50%	10,660	5.88%	2,386	5.24%	3,186	4.77%
Commerce and industry	229,983	24.95%	207,723	26.76%	120,748	25.44%	92,255	24.49%	108,076	21.88%
Lease financing	1,072	0.31%	502	0.32%	1,342	0.38%	1,828	0.42%	6,713	0.42%
Others	29,414	3.04%	25,410	3.14%	21,842	2.53%	17,762	2.07%	10,284	1.91%

Total foreign	284,381	35.94%	258,143	37.07%	155,114	34.62%	114,306	32.65%	128,347	29.29%

Total	¥849,287	100.00%	¥706,405	100.00%	¥604,988	100.00%	¥491,676	100.00%	¥680,456	100.00%

V.	Deposits

The following table shows the average amount of, and the average rate paid on, the following deposit categories for the fiscal years ended March 31, 2021, 2020 and 2019.

	For the fiscal year ended March 31
	2021		2020		2019
	Average amount	Average rate	Average amount	Average rate	Average amount	Average rate
	(In millions, except percentages)
Domestic offices:
Non-interest-bearing demand deposits	¥25,395,340	—	¥21,526,454	—	¥19,831,261	—
Interest-bearing demand deposits	61,285,196	0.00%	54,861,069	0.00%	51,984,345	0.00%
Deposits at notice	803,286	0.00%	816,445	0.00%	935,063	0.00%
Time deposits	17,806,212	0.04%	17,871,438	0.04%	18,129,683	0.04%
Negotiable certificates of deposit	3,630,478	0.01%	5,259,480	0.01%	5,526,250	0.01%
Others	7,503,844	0.12%	6,860,335	0.65%	7,216,386	0.70%

Total domestic offices	116,424,356		107,195,221		103,622,988

Foreign offices:
Non-interest-bearing demand deposits	1,611,110	—	1,306,623	—	1,227,660	—
Interest-bearing demand deposits	3,456,953	0.30%	3,010,904	1.24%	2,852,999	1.27%
Deposits at notice	10,794,516	0.23%	9,900,813	1.52%	10,390,633	1.60%
Time deposits	8,056,423	1.18%	7,540,045	2.77%	7,818,323	2.59%
Negotiable certificates of deposit	5,833,985	0.58%	6,572,168	2.02%	6,086,906	2.24%
Others	143,509	0.08%	173,971	1.15%	134,615	0.98%

Total foreign offices	29,896,496		28,504,524		28,511,136

Total	¥146,320,852		¥135,699,745		¥132,134,124

Deposits at notice represent interest-bearing demand deposits which require the depositor to give two or more days’ notice in advance of withdrawal.

The total amount of deposits by foreign depositors included in domestic offices for the fiscal years ended March 31, 2021, 2020 and 2019 were ¥2,518,291 million, ¥2,206,185 million and ¥2,460,264 million, respectively.

At March 31, 2021, the balances and remaining maturities of time deposits and negotiable certificates of deposit issued by domestic offices in amounts of ¥10 million (approximately $90,326 at the median exchange rate for buying and selling spot dollars for yen by telegraphic transfer as determined by SMBC at the end of the current fiscal year) or more and total foreign deposits issued in amounts of $100,000 or more are shown in the following table.

	Time deposits	Negotiable certificates of deposit	Total
	(In millions)
Domestic offices:
Not later than three months	¥2,533,055	¥4,717,667	¥7,250,722
Later than three months and not later than six months	1,233,656	712,289	1,945,945
Later than six months and not later than one year	4,195,152	103,198	4,298,350
Later than one year	1,667,606	70,000	1,737,606

Total	¥9,629,469	¥5,603,154	¥15,232,623

Foreign offices:	¥7,845,893	¥6,967,464	¥14,813,357

VI.	Return on Equity and Assets

The following table shows the ratio of return on equity and assets for the fiscal years ended March 31, 2021, 2020 and 2019.

	For the fiscal year ended March 31,
	2021	2020	2019
Return on average total assets	0.3%	0.1%	0.3%
Return on average shareholders’ equity	6.2%	1.9%	5.3%
Dividends payout ratio(1):
Basic	38.9%	127.2%	45.1%
Diluted	38.9%	127.2%	45.2%
Average shareholders’ equity to average total assets	5.1%	5.3%	5.2%

(1)	Dividends declared per common share as a percentage of net profit per share.

VII.	Short-Term Borrowings

The following table shows certain additional information with respect to our short-term borrowings for the fiscal years ended March 31, 2021, 2020 and 2019.

	For the fiscal year ended March 31,
	2021	2020	2019
	(In millions, except percentages)
Call money, and payables under repurchase agreements and securities lending transactions:
Average balance outstanding during the period	¥15,464,319	¥16,147,869	¥12,591,665
Maximum balance outstanding at any month-end during the period	19,878,421	19,745,293	15,706,407
Balance at end of period	19,878,421	19,196,322	14,195,028
Weighted average interest rate during the period	0.06%	0.88%	1.07%
Weighted average interest rate on balance at end of period	0.09%	0.17%	1.05%
Commercial paper:
Average balance outstanding during the period	2,288,920	2,160,939	3,590,252
Maximum balance outstanding at any month-end during the period	2,666,002	2,476,441	2,934,756
Balance at end of period	2,325,290	1,736,702	2,440,515
Weighted average interest rate during the period	0.27%	1.46%	1.27%
Weighted average interest rate on balance at end of period	0.08%	1.01%	1.85%
Short-term borrowings:
Average balance outstanding during the period	8,811,054	6,755,141	4,093,115
Maximum balance outstanding at any month-end during the period	10,029,347	10,184,282	5,591,581
Balance at end of period	7,244,998	10,184,282	5,591,581
Weighted average interest rate during the period	0.07%	0.12%	0.26%
Weighted average interest rate on balance at end of period	0.04%	0.18%	0.18%

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

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Sumitomo Mitsui Financial Group, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Sumitomo Mitsui Financial Group, Inc. and subsidiaries (the Group) as of March 31, 2021 and 2020, the related consolidated income statement and consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2021 and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of March 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2021, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as of March 31, 2021, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated June 28 2021 expressed an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgment. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of the allowance for loan losses for SMBC’s corporate loans

As discussed in Notes 2, 3, 10 and 46 to the consolidated financial statements, the Group’s allowance for loan losses (ALL) was ¥ 849,287 million on gross loans and advances of ¥ 98,825,555 million as of March 31, 2021. Included in such balances are corporate loans of Sumitomo Mitsui Banking Corporation (SMBC), a commercial banking subsidiary. The ALL for SMBC’s corporate loans is estimated based on the expected credit loss (ECL), utilizing internal credit ratings (obligor grades), and incorporating forward-looking information into the ECL measurement by obligor grading through a qualitative assessment, macroeconomic factors, and additional ALL adjustments to capture portfolio-specific risk factors. For individually significant credit-impaired financial assets, a discounted cash flow (DCF) method is used to estimate the ALL, where cash flow streams of multiple scenarios are probability-weighted.

We identified the assessment of the ALL for SMBC’s corporate loans as a critical audit matter because of the significant measurement uncertainty and complex judgment involved which required a high degree of audit effort, including specialized skills and knowledge. Specifically, complex and subjective auditor judgment was required to evaluate:

•	the qualitative assessment of the obligor grading, including the assessment of obligor-specific forward-looking information

•	the methodologies and key assumptions and inputs underlying the adjustments to incorporate macroeconomic factors and portfolio-specific risk factors

•	the projection of multiple cash flow scenarios and probability-weighting for the DCF method.

In the assessment of these elements, the uncertainty of the COVID-19 pandemic was considered, including the adverse impact on individual customers’ liquidity positions, and also the credit risk implications from the observed trends in bankruptcy cases which reflected the effects of government support programs, and those from the economic environment affected by the voluntary restrictions on social and economic activities.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the assessment of SMBC’s ALL for its corporate loans, considering the uncertainty of the pandemic. This included controls to:

•	approve the ALL methodologies and assess the obligor grading methods

•	evaluate the individual obligor grading, including the qualitative assessment of obligor-specific forward-looking information

•	determine the methodologies and key assumptions and inputs underlying the adjustments to incorporate macroeconomic factors and portfolio-specific risk factors

•	evaluate the projection of multiple cash flow scenarios and probability-weighting for the DCF method.

We assessed the reasonableness of the ALL methodologies by (i) evaluating for compliance with IFRSs the methodologies used in the ALL estimate and (ii) involving credit risk professionals with specialized industry skills and knowledge, who assisted in evaluating the obligor grading methods through the assessment of the consistency of the obligor grades with external ratings, and also through re-performing the retrospective review of the methods’ performance to distinguish defaulting from non-defaulting borrowers.

We evaluated the qualitative assessment of the obligor grading, specifically the assessment of obligor-specific forward-looking information including the impacts of the ongoing pandemic, for a selection of SMBC’s corporate customers by:

•	analyzing the customers’ current business performance and liquidity positions

•

assessing the feasibility of the customers’ business performance projections, through (i) comparing the underlying assumptions with available external information regarding the industry outlook, (ii) evaluating the reasonableness of the stress cases considered, and (iii) reviewing the current progress against the projections

•	analyzing the liquidity position forecasts, for which we considered the business performance projections and also the effects of the government and bank support programs including loan modifications.

We evaluated the adjustments to the ALL to incorporate macroeconomic factors and portfolio-specific risk factors including the economic uncertainty arising from the pandemic through (i) assessing the reasonableness of the methodologies by reviewing macroeconomic scenario analysis and portfolio-specific credit cost estimation and (ii) assessing the key assumptions and inputs underlying the adjustments by reviewing available external data on relevant macroeconomic scenarios such as GDP outlook, and industry-specific economic trends, and also by analyzing the impact of the restrictions on economic activities and the effects of the government and bank support programs in relation to the observed trends in bankruptcy cases.

We evaluated, for a selection of obligors, the multiple cash flow scenarios and probability-weighting for the DCF method through the assessment of obligors’ restructuring plans which incorporated the impacts of the pandemic, the schedule and underlying sources of the repayments based on the plans, and the current progress against the plans.

/s/ KPMG AZSA LLC

We have served as the Group’s auditor since 1976.

Tokyo, Japan

June 28, 2021

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Sumitomo Mitsui Financial Group, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Sumitomo Mitsui Financial Group, Inc. and subsidiaries’ (the Group) internal control over financial reporting as of March 31, 2021, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of March 31, 2021, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Group as of March 31, 2021 and 2020, and the related consolidated income statement and consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2021, and the related notes (collectively, the consolidated financial statements), and our report dated June 28, 2021 expressed an unqualified opinion on those consolidated financial statements.

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

/s/ KPMG AZSA LLC

Tokyo, Japan

June 28, 2021

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Financial Position

		At March 31,
	Note	2021	2020
		(In millions)
Assets:
Cash and deposits with banks	5	¥73,090,816	¥62,471,453
Call loans and bills bought		2,553,468	898,256
Reverse repurchase agreements and cash collateral on securities borrowed		11,738,072	13,745,996
Trading assets	6	3,140,736	2,785,016
Derivative financial instruments	7	5,521,617	6,279,801
Financial assets at fair value through profit or loss	8	1,744,848	1,478,356
Investment securities	9	31,051,461	21,864,386
Loans and advances	10	97,714,938	94,671,818
Investments in associates and joint ventures	11	886,685	826,736
Property, plant and equipment	12	1,754,661	1,764,611
Intangible assets	14	819,720	835,477
Other assets	15	4,945,631	4,272,630
Current tax assets		33,376	161,729
Deferred tax assets	23	28,958	102,198

Total assets		¥235,024,987	¥212,158,463

Liabilities:
Deposits	16	¥155,493,654	¥138,431,418
Call money and bills sold		1,368,515	3,740,540
Repurchase agreements and cash collateral on securities lent		18,509,906	15,455,782
Trading liabilities	17	2,080,826	2,018,484
Derivative financial instruments	7	4,949,433	5,555,201
Financial liabilities designated at fair value through profit or loss	18	239,519	—
Borrowings	19	19,423,355	17,121,362
Debt securities in issue	20	11,228,600	10,985,048
Provisions	21	224,274	200,053
Other liabilities	22	8,777,502	7,601,355
Current tax liabilities		53,718	48,159
Deferred tax liabilities	23	399,535	66,183

Total liabilities		222,748,837	201,223,585

Equity:
Capital stock	25	2,341,274	2,339,965
Capital surplus	25	722,595	728,551
Retained earnings	25	6,078,208	5,609,854
Treasury stock	25	(13,699)	(13,984)

Equity excluding other reserves		9,128,378	8,664,386
Other reserves	25	2,430,857	1,525,720

Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.		11,559,235	10,190,106
Non-controlling interests		68,379	60,296
Equity attributable to other equity instruments holders	26	648,536	684,476

Total equity		12,276,150	10,934,878

Total equity and liabilities		¥235,024,987	¥212,158,463

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Income Statements

		For the fiscal year ended March 31,
	Note	2021	2020	2019
		(In millions, except per share data)
Interest income		¥1,780,370	¥2,407,045	¥2,406,350
Interest expense		397,245	1,090,730	1,137,430

Net interest income	27	1,383,125	1,316,315	1,268,920

Fee and commission income		1,174,382	1,147,132	1,101,777
Fee and commission expense		201,723	203,822	178,351

Net fee and commission income	28	972,659	943,310	923,426

Net trading income	29	237,746	134,069	320,302
Net income (loss) from financial assets and liabilities at fair value through profit or loss	30	280,012	(21,939)	54,655
Net investment income	31	153,820	176,464	93,922
Other income	32	138,223	155,631	505,666

Total operating income		3,165,585	2,703,850	3,166,891

Impairment charges on financial assets	33	282,486	259,938	119,686

Net operating income		2,883,099	2,443,912	3,047,205

General and administrative expenses	34	1,679,115	1,696,386	1,679,813
Other expenses	35	283,879	488,806	575,657

Operating expenses		1,962,994	2,185,192	2,255,470

Share of post-tax profit of associates and joint ventures		36,373	24,031	40,157

Profit before tax		956,478	282,751	831,892

Income tax expense	36	251,402	51,768	184,306

Net profit		¥705,076	¥230,983	¥647,586

Profit attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.		¥687,483	¥200,052	¥541,932
Non-controlling interests		4,471	18,567	93,779
Other equity instruments holders		13,122	12,364	11,875
Earnings per share:
Basic	37	¥501.73	¥145.48	¥387.76
Diluted	37	501.49	145.39	387.49

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income

	For the fiscal year ended March 31,
	2021	2020	2019
	(In millions)
Net profit	¥705,076	¥230,983	¥647,586
Other comprehensive income:
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans:
Gains (losses) arising during the period, before tax	327,681	(88,950)	(40,329)
Equity instruments at fair value through other comprehensive income:
Gains (losses) arising during the period, before tax	1,183,628	(507,362)	(128,138)
Own credit on financial liabilities designated at fair value through profit or loss:
Gains (losses) arising during the period, before tax	(4,981)	—	—
Share of other comprehensive income (loss) of associates and joint ventures	6,375	(3,746)	3,711
Income tax relating to items that will not be reclassified	(465,333)	181,202	61,453

Total items that will not be reclassified to profit or loss, net of tax	1,047,370	(418,856)	(103,303)
Items that may be reclassified subsequently to profit or loss:
Debt instruments at fair value through other comprehensive income:
Gains (losses) arising during the period, before tax	(186,656)	329,196	150,074
Reclassification adjustments for (gains) losses included in net profit, before tax	(79,711)	(96,624)	(6,071)
Exchange differences on translating foreign operations:
Gains (losses) arising during the period, before tax	86,842	(78,742)	22,517
Reclassification adjustments for (gains) losses included in net profit, before tax	446	204	(37,247)
Share of other comprehensive income (loss) of associates and joint ventures	2,960	(7,859)	(4,410)
Income tax relating to items that may be reclassified	82,405	(68,152)	(43,746)

Total items that may be reclassified subsequently to profit or loss, net of tax	(93,714)	78,023	81,117

Other comprehensive income (loss), net of tax	953,656	(340,833)	(22,186)

Total comprehensive income (loss)	¥1,658,732	¥(109,850)	¥625,400

Total comprehensive income (loss) attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥1,640,700	¥(138,071)	¥577,998
Non-controlling interests	4,910	15,857	35,527
Other equity instruments holders	13,122	12,364	11,875

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Changes in Equity

	Equity excluding other reserves				Other reserves
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Remeasure- ments of defined benefit plans reserve	Available- for-sale financial assets reserve	Financial instruments at fair value through other comprehensive income reserve	Own credit on financial liabilities designated at fair value through profit or loss reserve	Exchange differences on translating foreign operations reserve	Equity attributable to SMFG’s shareholders	Non- controlling interests	Equity attributable to other equity instruments holders	Total equity
	(In millions)
Balance at March 31, 2018	¥2,338,743	¥863,505	¥5,149,193	¥(12,493)	¥76,102	¥2,122,260	¥—	¥—	¥125,987	¥10,663,297	¥1,232,980	¥599,522	¥12,495,799

Effect of changes in accounting policies	—	—	270,414	—	—	(2,122,260)	1,718,937	—	—	(132,909)	250	—	(132,659)

Balance at April 1, 2018	2,338,743	863,505	5,419,607	(12,493)	76,102	—	1,718,937	—	125,987	10,530,388	1,233,230	599,522	12,363,140
Comprehensive income:
Net profit	—	—	541,932	—	—	—	—	—	—	541,932	93,779	11,875	647,586
Other comprehensive income (loss)	—	—	—	—	(27,109)	—	75,828	—	(12,653)	36,066	(58,252)	—	(22,186)

Total comprehensive income	—	—	541,932	—	(27,109)	—	75,828	—	(12,653)	577,998	35,527	11,875	625,400

Issuance of shares under share-based payment transactions	700	699	—	—	—	—	—	—	—	1,399	—	—	1,399
Acquisition and disposal of subsidiaries and businesses-net	—	—	—	—	—	—	—	—	—	—	(306,444)	—	(306,444)
Transaction with non-controlling interest shareholders	—	(113,736)	—	—	—	—	—	—	—	(113,736)	(91,767)	—	(205,503)
Dividends to shareholders	—	—	(245,577)	—	—	—	—	—	—	(245,577)	(77,184)	—	(322,761)
Coupons on other equity instruments	—	—	—	—	—	—	—	—	—	—	—	(11,875)	(11,875)
Redemption of preferred securities	—	—	—	—	—	—	—	—	—	—	(299,239)	—	(299,239)
Purchase of treasury stock	—	—	—	(70,094)	—	—	—	—	—	(70,094)	—	—	(70,094)
Sale of treasury stock	—	—	—	363	—	—	—	—	—	363	—	—	363
Loss on sale of treasury stock	—	(68)	—	—	—	—	—	—	—	(68)	—	—	(68)
Cancellation of treasury stock	—	(24,218)	(41,704)	65,922	—	—	—	—	—	—	—	—	—
Share-based payment transactions	—	(129)	—	—	—	—	—	—	—	(129)	—	—	(129)
Transfer from other reserves to retained earnings	—	—	40,726	—	23,432	—	(64,158)	—	—	—	—	—	—
Others	—	(41)	117	—	—	—	—	—	—	76	—	(819)	(743)

Balance at March 31, 2019	¥2,339,443	¥726,012	¥5,715,101	¥(16,302)	¥72,425	¥—	¥1,730,607	¥—	¥113,334	¥10,680,620	¥494,123	¥598,703	¥11,773,446

Comprehensive income:
Net profit	—	—	200,052	—	—	—	—	—	—	200,052	18,567	12,364	230,983
Other comprehensive income (loss)	—	—	—	—	(62,284)	—	(190,765)	—	(85,074)	(338,123)	(2,710)	—	(340,833)

Total comprehensive income (loss)	—	—	200,052	—	(62,284)	—	(190,765)	—	(85,074)	(138,071)	15,857	12,364	(109,850)

Issuance of shares under share-based payment transactions	522	522	—	—	—	—	—	—	—	1,044	—	—	1,044
Issuance of other equity instruments	—	—	—	—	—	—	—	—	—	—	—	84,951	84,951
Acquisition and disposal of subsidiaries and businesses-net	—	—	—	—	—	—	—	—	—	—	5,936	—	5,936
Transaction with non-controlling interest shareholders	—	498	—	—	—	—	—	—	—	498	11	—	509
Dividends to shareholders	—	—	(255,835)	—	—	—	—	—	—	(255,835)	(16,921)	—	(272,756)
Coupons on other equity instruments	—	—	—	—	—	—	—	—	—	—	—	(12,364)	(12,364)
Redemption of preferred securities	—	—	—	—	—	—	—	—	—	—	(436,500)	—	(436,500)
Purchase of treasury stock	—	—	—	(100,089)	—	—	—	—	—	(100,089)	—	—	(100,089)
Sale of treasury stock	—	—	—	733	—	—	—	—	—	733	—	—	733
Loss on sale of treasury stock	—	—	(250)	—	—	—	—	—	—	(250)	—	—	(250)
Cancellation of treasury stock	—	—	(101,674)	101,674	—	—	—	—	—	—	—	—	—
Share-based payment transactions	—	1,565	—	—	—	—	—	—	—	1,565	(1,610)	—	(45)
Transfer from other reserves to retained earnings	—	—	52,523	—	(12,694)	—	(39,829)	—	—	—	—	—	—
Others	—	(46)	(63)	—	—	—	—	—	—	(109)	(600)	822	113

Balance at March 31, 2020	¥2,339,965	¥728,551	¥5,609,854	¥(13,984)	¥(2,553)	¥—	¥1,500,013	¥—	¥28,260	¥10,190,106	¥60,296	¥684,476	¥10,934,878

	Equity excluding other reserves				Other reserves
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Remeasure- ments of defined benefit plans reserve	Available- for-sale financial assets reserve	Financial instruments at fair value through other comprehensive income reserve	Own credit on financial liabilities designated at fair value through profit or loss reserve	Exchange differences on translating foreign operations reserve	Equity attributable to SMFG’s shareholders	Non- controlling interests	Equity attributable to other equity instruments holders	Total equity
	(In millions)
Balance at March 31, 2020	¥2,339,965	¥728,551	¥5,609,854	¥(13,984)	¥(2,553)	¥—	¥1,500,013	¥—	¥28,260	¥10,190,106	¥60,296	¥684,476	¥10,934,878
Comprehensive income:
Net profit	—	—	687,483	—	—	—	—	—	—	687,483	4,471	13,122	705,076
Other comprehensive income	—	—	—	—	228,376	—	642,910	(3,455)	85,386	953,217	439	—	953,656

Total comprehensive income	—	—	687,483	—	228,376	—	642,910	(3,455)	85,386	1,640,700	4,910	13,122	1,658,732

Issuance of shares under share-based payment transactions	1,309	1,309	—	—	—	—	—	—	—	2,618	—	—	2,618
Issuance of other equity instruments	—	—	—	—	—	—	—	—	—	—	—	99,943	99,943
Acquisition and disposal of subsidiaries and businesses-net	—	—	—	—	—	—	—	—	—	—	2,351	—	2,351
Transaction with non-controlling interest shareholders	—	(107)	—	—	—	—	—	—	—	(107)	212	—	105
Share of changes in capital surplus of associates and joint ventures	—	(5,921)	—	—	—	—	—	—	—	(5,921)	—	—	(5,921)
Dividends to shareholders	—	—	(267,144)	—	—	—	—	—	—	(267,144)	(1,245)	—	(268,389)
Coupons on other equity instruments	—	—	—	—	—	—	—	—	—	—	—	(13,122)	(13,122)
Redemption of other equity instruments	—	(36)	—	—	—	—	—	—	—	(36)	—	(129,964)	(130,000)
Purchase of other equity instruments and sale of other equity instruments-net	—	—	—	—	—	—	—	—	—	—	—	(5,919)	(5,919)
Purchase of treasury stock	—	—	—	(62)	—	—	—	—	—	(62)	—	—	(62)
Sale of treasury stock	—	—	—	347	—	—	—	—	—	347	—	—	347
Loss on sale of treasury stock	—	—	(65)	—	—	—	—	—	—	(65)	—	—	(65)
Share-based payment transactions	—	(1,201)	—	—	—	—	—	—	—	(1,201)	—	—	(1,201)
Transfer from other reserves to retained earnings	—	—	48,080	—	(11,412)	—	(36,668)	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—	—	—	1,855	—	1,855

Balance at March 31, 2021	¥2,341,274	¥722,595	¥6,078,208	¥(13,699)	¥214,411	¥—	¥2,106,255	¥(3,455)	¥113,646	¥11,559,235	¥68,379	¥648,536	¥12,276,150

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Cash Flows

	For the fiscal year ended March 31,
	2021	2020	2019
	(In millions)
Operating Activities:
Profit before tax	¥956,478	¥282,751	¥831,892
Adjustments for:
Gains on financial assets at fair value through profit or loss and investment securities	(321,635)	(42,600)	(5,888)
Foreign exchange (gains) losses	(567,088)	179,888	181,023
Provision for loan losses	277,085	249,478	122,927
Depreciation and amortization	310,100	317,074	218,915
Share of post-tax profit of associates and joint ventures	(36,373)	(24,031)	(40,157)
Net changes in assets and liabilities:
Net (increase) decrease of term deposits with original maturities over three months	(198,423)	(255,988)	199,313
Net (increase) decrease of call loans and bills bought	(1,575,396)	1,509,361	(596,424)
Net (increase) decrease of reverse repurchase agreements and cash collateral on securities borrowed	1,913,956	(3,428,875)	(1,862,136)
Net increase of loans and advances	(3,074,515)	(4,528,736)	(3,368,911)
Net change of trading assets and liabilities, derivative financial instruments, and financial liabilities designated at fair value through profit or loss	424,587	(142,660)	(901,481)
Net increase of deposits	16,707,952	4,375,139	5,129,513
Net increase (decrease) of call money and bills sold	(2,395,948)	2,462,341	126,395
Net increase of repurchase agreements and cash collateral on securities lent	3,143,567	2,588,673	879,734
Net increase of other unsubordinated borrowings and debt securities in issue	2,832,020	4,612,574	2,073,280
Income taxes paid—net	(135,708)	(285,779)	(283,761)
Other operating activities—net	61,700	1,014,624	81,599

Net cash and cash equivalents provided by operating activities	18,322,359	8,883,234	2,785,833

Investing Activities:
Purchases of financial assets at fair value through profit or loss and investment securities	(40,140,112)	(34,178,930)	(25,077,310)
Proceeds from sale of financial assets at fair value through profit or loss and investment securities	16,994,681	23,114,463	17,705,865
Proceeds from maturities of financial assets at fair value through profit or loss and investment securities	15,692,233	8,274,856	8,922,752
Acquisitions of the subsidiaries and businesses, net of cash and cash equivalents acquired	(3,570)	(15,942)	37,966
Investments in associates and joint ventures	(57,681)	(2,860)	(102,830)
Disposal of subsidiaries and businesses, net of cash and cash equivalents disposed	—	26,799	157,507
Proceeds from sale of investments in associates and joint ventures	362	1,947	101,359
Purchases of property, plant and equipment, and investment properties	(111,642)	(83,949)	(508,835)
Purchases of intangible assets	(178,281)	(147,939)	(139,305)
Proceeds from sale of property, plant and equipment, investment properties and intangible assets	23,147	19,119	104,403
Other investing activities—net	1	(283)	(2)

Net cash and cash equivalents provided by (used in) investing activities	(7,780,862)	(2,992,719)	1,201,570

Financing Activities:
Redemption of subordinated borrowings	—	(8,000)	(8,000)
Proceeds from issuance of subordinated bonds	90,135	54,303	—
Redemption of subordinated bonds	(361,820)	(113,000)	(26,721)
Payments for the principal portion of lease liabilities(1)	(95,586)	(95,386)	—
Redemption of preferred securities	—	(436,500)	(299,239)
Proceeds from issuance of other equity instruments	99,943	84,951	—
Redemption of other equity instruments	(130,000)	—	—
Dividends paid to shareholders of Sumitomo Mitsui Financial Group, Inc.	(267,119)	(255,771)	(245,595)
Dividends paid to non-controlling interest shareholders	(1,245)	(16,921)	(77,180)
Coupons paid to other equity instruments holders	(13,122)	(12,364)	(11,875)
Purchase of treasury stock and proceeds from sale of treasury stock—net	220	(99,605)	(69,800)
Purchase of other equity instruments and proceeds from sale of other equity instruments—net	(5,919)	822	(819)
Transactions with non-controlling interest shareholders—net	100	(234,159)	7,837

Net cash and cash equivalents used in financing activities	(684,413)	(1,131,630)	(731,392)

Effect of exchange rate changes on cash and cash equivalents	488,072	(271,873)	44,062

Net increase of cash and cash equivalents	10,345,156	4,487,012	3,300,073
Cash and cash equivalents at beginning of period	61,203,541	56,716,529	53,416,456

Cash and cash equivalents at end of period	¥71,548,697	¥61,203,541	¥56,716,529

Net cash and cash equivalents provided by operating activities includes:
Interest and dividends received	¥1,955,515	¥2,543,771	¥2,501,705
Interest paid	435,205	1,111,439	1,092,458

(1)

Upon the adoption of IFRS 16 “Leases” on April 1, 2019, payments for the principal portion of lease liabilities previously classified within “Operating activities” have been reclassified to “Financing activities.” We have not restated the amount for the fiscal year ended March 31, 2019 as permitted by IFRS 16.

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

The accompanying consolidated financial statements have been authorized for issue by the Management Committee on June 28, 2021.

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

Basis of measurement

The consolidated financial statements have been prepared under the historical cost basis except for the following:

•	trading assets and liabilities are measured at fair value;

•	derivative financial instruments are measured at fair value;

•	financial assets and liabilities at fair value through profit or loss are measured at fair value;

•	investment securities at fair value through other comprehensive income are measured at fair value; and

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

Critical accounting estimates and judgments

The preparation of the consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the accounting policies. Actual results may differ from these estimates. The notes to the consolidated financial statements set out areas involving a higher degree of judgment or complexity, or areas where assumptions are significant to the consolidated financial statements, such as allowance for loan losses (Notes 10, 33), fair value of financial instruments (Note 44), impairment of intangible assets (Note 14), provision for interest repayment (Note 21), retirement benefits (Note 24) and deferred tax assets (Note 23).

Refer to Note 3 “Critical Accounting Estimates and Judgments” for further information.

New and Amended Accounting Standards Adopted by the Group

During the fiscal year ended March 31, 2021, a number of amendments to standards have become effective; however, they have not resulted in any material changes to the Group’s accounting policies.

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

Transactions and balances

Foreign currency transactions that are denominated or settled in a foreign currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary items denominated in foreign currencies are translated using the exchange rate at the end of the reporting period. Foreign exchange gains and losses resulting from the retranslation and settlement of monetary items are recognized in the consolidated income statements. Non-monetary items that are measured at fair value in a foreign currency are translated into the functional currency using the exchange rate at the date the fair value is determined. Translation differences on certain of these items, such as equity instruments measured at fair value through other comprehensive income, are not included in the consolidated income statements but are recognized directly in equity. Non-monetary items that are measured at historical cost in a foreign currency are translated into the functional currency using the exchange rate at the date of the initial transaction.

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

The financial assets mentioned above are initially recognized at fair value with transaction costs being recognized in profit or loss, and are subsequently measured at fair value. Gains and losses arising from changes in the fair values of trading assets and derivatives held for trading, and interest and dividend income on trading assets are included in “Net trading income” in the consolidated income statements. Gains or losses arising from financial assets mandatorily measured at FVPL are included in “Net income (loss) from financial assets and liabilities at fair value through profit or loss” in the consolidated income statements.

Additionally, financial assets measured at amortized cost or FVOCI can be designated at initial recognition to be measured at FVPL in order to eliminate or significantly reduce a measurement or recognition inconsistency. The Group does not make this designation.

Financial Liabilities

Financial liabilities measured at amortized cost

Financial liabilities, except for financial liabilities measured at FVPL, are mainly included in “Deposits,” “Borrowings,” and “Debt securities in issue” in the consolidated statements of financial position. They are initially recognized at fair value, net of transaction costs that are directly attributable to the issue of the financial liabilities, and are subsequently measured at amortized cost using the effective interest method. Interest expense on these financial liabilities measured at amortized cost using the effective interest method is recognized in “Net interest income” in the consolidated income statements.

Financial liabilities measured at fair value through profit or loss

Financial liabilities measured at FVPL consist of financial liabilities held for trading, derivatives whose fair values are negative and financial liabilities designated at FVPL.

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

The derivative component of a hybrid instrument containing both a derivative and non-derivative component (“host contract”) is referred to as an embedded derivative. Certain embedded derivatives are accounted for as separated derivatives, when their economic characteristics and risks are not closely related to those of the host contract, a separated instrument with the same terms as the embedded derivative would meet the definition of a derivative and the hybrid instrument is not carried at FVPL. These embedded derivatives are measured at fair value, while the host contracts are measured at amortized cost. These embedded derivatives are presented in the consolidated statements of financial position together with the host contract.

From April 1, 2020, the Group adopted a fair value option for certain financial liabilities which were issued by the Group’s securities subsidiary. As part of risk management, the Group enters into derivative transactions to offset the profit or loss of financial liabilities containing embedded derivatives, designated at FVPL under the fair value option. The Group can make an irrevocable election for each individual financial liability at initial recognition to designate it as measured at FVPL, if it meets one of the following criteria:

•

The designation eliminates or significantly reduces a measurement or recognition inconsistency (referred to as “an accounting mismatch”) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases;

•

A group of financial liabilities or financial assets and financial liabilities is managed, and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided internally on that basis to the board of directors; or

•	The financial liability contains one or more embedded derivatives which significantly modify the cash flows and it is not clear with no analysis that separation is prohibited.

The financial liabilities designated at FVPL are presented as “Financial liabilities designated at fair value through profit or loss” in the consolidated statements of financial position. Those liabilities are initially recognized at fair value with transaction costs being recognized in profit or loss, and are subsequently measured at fair value. The amount of changes in their fair values that is attributable to changes in own credit risk of the liabilities is recognized in other comprehensive income and subsequently not transferred to profit or loss. The amount of changes in their fair values except for the effects of changes in their own credit risk, gains or losses on derecognition and interest expense are included in “Net income (loss) from financial assets and liabilities at fair value through profit or loss” in the consolidated income statements.

Financial liabilities are derecognized when they have been redeemed or otherwise extinguished.

Hedge Accounting

The Group applies fair value hedge accounting and hedge accounting of net investments in foreign operations, in order to reflect the effect of risk management activities on its consolidated financial statements.

Fair value hedges

The Group applies fair value hedge accounting in order to reflect in its consolidated financial statements the effect of risk management activities to mitigate the risk of changes in the fair value of certain fixed rate debt securities in issue and borrowings arising from changes in interest rates. The Group designates interest rate swaps as hedging instruments. Changes in fair values of hedging instruments are recognized in the consolidated income statements, together with changes in fair value of the hedged item attributable to the hedged risk. The fair value changes adjust the carrying amount of the hedged item. If the hedge no longer meets the criteria for hedge accounting for reasons other than the derecognition of the hedged item, the adjustment to the carrying amount of the hedged item for which the effective interest method is used is amortized to profit or loss over the period to maturity of the hedged item. When the hedged item is derecognized, the adjustment is recognized immediately in the consolidated income statements.

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

Interest Rate Benchmark Reform

The Group early adopted “Interest Rate Benchmark Reform, Amendments to IFRS 9, IAS 39 and IFRS 7” for the fiscal year ended March 31, 2020. The amendments provide reliefs from applying specific hedge accounting requirements to hedging relationships directly affected by the interest rate benchmark reform only if the reform gives rise to uncertainties. The reliefs aim to ensure that the interest rate benchmark reform does not result in the discontinuance of hedge accounting. In accordance with the transition provisions, the amendments have been adopted retrospectively to hedging relationships that existed at the beginning of the reporting period or were designated thereafter. The reliefs adopted by the Group are described below.

•	Prospective assessments

The Group has assumed that the interest rate benchmarks on which the hedged risk or the cash flows of the hedging instrument is based are not altered as a result of the interest rate benchmark reform in assessing whether there is an economic relationship between the hedged item and the hedging instrument.

•	Hedge of a non-contractually specified benchmark component of an interest rate

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

The timing of recognition of the deferred day one profit and loss is determined on an instrument by instrument basis. It is either amortized over the life of the transaction, deferred until fair value of the instrument can be determined using data from observable markets, or realized due to redemption or sales of the instrument.

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

For the fiscal years ended March 31, 2021 and 2020, there were no transactions pursuant to repurchase agreements, securities lending transactions or other transactions involving the transfer of financial assets with an obligation to repurchase such transferred assets that were treated as sales and hence derecognized for accounting purposes.

Impairment of Financial Assets

The ECL model is used for the recognition of impairment loss under IFRS 9. The ECL model applies to financial assets measured at amortized cost, and debt instruments at FVOCI, lease receivables, certain loan commitments and financial guarantee contracts. Under the ECL model, an entity is required to account for expected credit losses from initial recognition of financial instruments and to recognize full lifetime expected losses on a timely basis.

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

The Group determines whether there has been a significant increase in credit risk by comparing the risk of a default occurring on a financial instrument at the reporting date with that at the date of initial recognition, based on quantitative and qualitative assessments. As for the quantitative assessment, the Group measures increase of probability of default (“PD”) since initial recognition. If an obligor gets downgraded to a certain degree which reflects an increase of PD exceeding the threshold defined, a significant increase in credit risk is recognized. For example, origination obligor grade getting down by one to four grades is taken as a significant increase in credit risk where PD has increased since initial recognition. Numbers of obligor grade deterioration taken to identify significant increase in credit risk depend on credit quality at origination. The origination obligor grade with lower credit rating takes less downgrades to identify significant increase in credit risk than those with higher credit rating, due to the difference in increase of PD. Refer to Note 46 “Financial Risk Management” for information on obligor grading system of SMBC. As for the qualitative assessment, the Group evaluates credit risk characteristics of financial assets in accordance with the Group’s credit risk management practices. For example, certain financial assets that meet high credit risk criteria are transferred to Stage 2 from Stage 1. Moreover, financial assets whose principal and/or interest payments are more than 30 days past due are transferred to Stage 2. If there is no longer any observation of a significant increase in credit risk, the financial instrument will be transferred to Stage 1.

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

The definition of default used for ECL recognition and measurement is consistent with that used for the Group’s internal credit risk management purposes. The Group manages credit risk with an internal credit rating system, which is consisted of the borrower categories to substandard borrowers, potentially bankrupt borrowers, virtually bankrupt borrowers, and bankrupt borrowers defined as default for ECL application (see Note 46 “Financial Risk Management”).

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

Measurement of Expected Credit Losses

The Group measures ECL of a financial asset in a way that reflects an unbiased and probability-weighted amount, the time value of money, and reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions.

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

The Group incorporates forward-looking information into the ECL measurement by obligor grading, macroeconomic factors and additional ECL adjustments as appropriate. Obligor-specific forward-looking information is reflected in the obligor grade as a qualitative assessment. Refer to Note 46 “Financial Risk Management” for information on obligor grading system of SMBC. To incorporate forward-looking information into the ECL models, the Group introduces an approach based on multiple scenarios. In this approach, three scenarios (base, upside and downside scenarios) are modelled to ensure an unbiased ECL calculation. Information considered in the development of the base scenario is aligned with information used for strategic planning, budgeting and risk management of the Group, and includes not only internal information but external information including economic data and forecasts publicly provided by Japanese governmental bodies, research institutes of the private-sector and international organizations conducting economic analysis and projections. The downside scenario is the adverse scenario and based on the stressed business environments such as serious economic recession and financial market disruption. Both the downside scenario and the upside scenario, which is the favorable scenario, are developed based on the premises of the base scenario and the past macroeconomic experiences. The Group has lower weights for the downside scenario and the upside scenario compared with the base scenario. Furthermore, additional ECL adjustments are applied in cases where known or expected risk factors or information have not been specifically considered in the ECL model and thus the ECL does not fully reflect current circumstances, events or conditions at relevant portfolio level.

The Group has identified the key macroeconomic drivers impacting the credit risks and losses in each major portfolio of financial assets and has estimated relationships between those key drivers and credit risks and losses using an analysis of historical data. For domestic and foreign loans to wholesale customers, the key drivers for credit risks and losses are the growth rates of Japanese and global gross domestic product (“GDP”). For domestic loans to retail customers, the Japanese unemployment rate is applied as the key driver. Outcomes of the analysis are incorporated into PD for ECL recognition and measurement in a probability-weighted way.

ECLs are recognized through loss allowance accounts. Changes in the carrying amount of the loss allowance accounts are recognized as an impairment gain or loss and included in “Impairment charges on financial assets” in the consolidated income statements.

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

Contractual customer relationships and trademarks

Contractual customer relationships and trademarks acquired in a business combination are recognized at fair value at the acquisition date. Contractual customer relationships and trademarks are carried at cost less accumulated amortization or impairment losses, if any. Contractual customer relationships and trademarks are amortized using the straight-line method over their estimated useful lives, which are generally 5 to 20 years.

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

Interest Income and Expense

Interest income and expense for all financial instruments, except for those classified as financial assets and liabilities at fair value through profit or loss, are recognized in “Interest income” and “Interest expense” in the consolidated income statements using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability and of allocating the interest income or interest expense over the relevant period.

The effective interest rate is the rate that discounts the estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period to the gross carrying amount of a financial asset or to the amortized cost of a financial liability. When calculating the effective interest rate, the Group estimates cash flows, considering the contractual terms of the financial instrument but not including ECL. The calculation includes fees paid or received between parties to the contract that are an integral part of the effective interest rate of the financial instrument, transaction costs and other premiums or discounts.

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

Net Income (Loss) from Financial Assets and Liabilities at Fair Value through Profit or Loss

From April 1, 2020, the Group has changed the presentation from “Net income (loss) from financial assets at fair value through profit or loss” to “Net income (loss) from financial assets and liabilities at fair value through profit or loss” in the consolidated income statements in order to reflect gains or losses arising from the financial liabilities designated at FVPL in the consolidated income statements. Net income (loss) from financial assets and liabilities at fair value through profit or loss includes all gains and losses arising from changes in the fair value of financial assets mandatorily measured at FVPL other than trading assets and derivative financial instruments, disposal of such assets, and interest and dividend income on these financial assets. It also includes gains and losses arising from changes in the fair values of financial liabilities designated at FVPL except for the effects of changes in their own credit risk, gains or losses arising from the derecognition and interest expense on these financial liabilities.

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

Covid-19-Related Rent Concessions (Amendment to IFRS 16)

In May 2020, the IASB issued an amendment to IFRS 16 “Leases” to make it easier for lessees to account for COVID-19-related rent concessions such as rent holidays and temporary rent reductions. The amendment exempts lessees to assess whether rent concessions occurring as a direct consequence of the COVID-19 pandemic are lease modifications and allows lessees to account for such rent concessions as if they were not lease modifications. It applies to COVID-19-related rent concessions that reduce lease payments due on or before June 30, 2021. The amendment was effective for annual periods beginning on or after June 1, 2020.

In March 2021, the IASB extended the relief by one year to cover COVID-19-related rent concessions that reduce lease payments due on or before June 30, 2022. The amendment is effective for annual periods beginning on or after April 1, 2021 and is not expected to have a material impact on the Group’s consolidated financial statements.

Interest Rate Benchmark Reform—Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)

In August 2020, the IASB issued “Interest Rate Benchmark Reform—Phase 2: Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16” in response to the reform of interest rate benchmarks such as interbank offered rates (“IBORs”). The amendments supplement the amendments to IFRS 9, IAS 39 “Financial Instruments: Recognition and Measurement” and IFRS 7 “Financial Instruments: Disclosures” issued in 2019 and focus on the effects on entities’ financial statements when entities replace the previous interest rate benchmark with an alternative interest rate benchmark as a result of the reform. The amendments support entities in applying the standards when changes are made to contractual cash flows or hedging relationships because of the reform and providing useful information to users of financial statements. The amendments are effective for annual periods beginning on or after January 1, 2021 and are not expected to have a material impact on the Group’s consolidated financial statements.

Reference to the Conceptual Framework (Amendments to IFRS 3)

In May 2020, the IASB issued narrow-scope amendments to IFRS 3 “Business Combinations” to update a reference in IFRS 3 to the “Conceptual Framework for Financial Reporting” without changing the accounting requirements for business combinations. The amendments are effective for annual periods beginning on or after January l, 2022. The Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.

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

Annual Improvements to IFRSs 2018–2020

In May 2020, the IASB issued Annual Improvements to IFRSs 2018-2020, which is amendments to IFRS 1 “First-time Adoption of International Financial Reporting Standards,” IFRS 9, IAS 41 “Agriculture” and the “Illustrative Examples” accompanying IFRS 16. These are minor amendments that clarify, simplify or remove redundant wordings in the standards. The amendments are effective for annual periods beginning on or after January l, 2022. The Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.

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

In June 2020, the IASB issued amendments to IFRS 17 to help entities implement the standard and make it easier for them to explain their financial performance. The fundamental principles introduced when the IASB first issued IFRS 17 in May 2017 remain unaffected. The mandatory effective date of applying IFRS 17 was January 1, 2021 when it was originally issued but deferred to annual periods beginning on or after January 1, 2023. The Group is currently evaluating the potential impact that the adoption of the standard will have on its consolidated financial statements.

Classification of Liabilities as Current or Non-current (Amendments to IAS 1)

In January 2020, the IASB issued narrow-scope amendments to IAS 1 “Presentation of Financial Statements” to clarify how to classify debt and other liabilities as current or non-current. The amendments make it easier for entities to determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current or non-current. The effective date of applying the amendments was January l, 2022 when they were originally issued, however, in July 2020, the IASB issued an amendment which defers the effective date to annual periods beginning on or after January 1, 2023. The Group is currently evaluating the potential impact that the adoption of the standard will have on its consolidated financial statements.

Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)

In February 2021, the IASB issued narrow-scope amendments to IAS 1 and IFRS Practice Statement 2 “Making Materiality Judgements” to support entities improve accounting policy disclosures for users of financial statements. The amendments to IAS 1 require entities to disclose their material accounting policy information rather than their significant accounting policies. The amendments to IFRS Practice Statement 2 provide guidance on how to apply the concept of materiality to accounting policy disclosures. The amendments are effective for annual periods beginning on or after January l, 2023.

Definition of Accounting Estimates (Amendments to IAS 8)

In February 2021, the IASB issued narrow-scope amendments to IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors.” The amendments introduce the definition of accounting estimates and clarify how entities should distinguish changes in accounting policies from changes in accounting estimates. The amendments are effective for annual periods beginning on or after January l, 2023.

Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)

In May 2021, the IASB issued narrow-scope amendments to IAS 12 “Income Taxes” to specify how entities should account for deferred tax on transactions such as leases and decommissioning obligations. The aim of the amendments is to reduce diversity in the reporting of deferred tax on such transactions. The amendments are effective for annual periods beginning on or after January 1, 2023. The Group is currently evaluating the potential impact that the adoption of the standard will have on its consolidated financial statements.

3	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The consolidated financial statements are influenced by estimates and management judgments, which necessarily have to be made in the course of preparation of the consolidated financial statements. Estimates and judgments are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances, and which are continually evaluated.

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

•

incorporating forward-looking information into the ECL measurement by obligor grading, forecast range of macroeconomic scenarios, and additional ECL adjustments if the current circumstances, events or conditions at relevant portfolio level are not fully reflected in the ECL model; and

•

estimating the expected future cash flows by taking into account factors such as historical loss information, the appropriateness of the borrower’s business plan or operational improvement plan, the status of progress of its plan, the overall support from financial institutions, and the realizable value of any collateral held.

For the fiscal year ended March 31, 2021, the obligor grading, macroeconomic factors and additional ECL adjustments used to determine the final ECL reflected the current and forward-looking impact of the COVID-19 pandemic.

The obligor grades were reviewed based on the most recent information available as appropriate. For the fiscal year ended March 31, 2021, the obligor grades of many corporate borrowers severely affected by the COVID-19 pandemic were downgraded to the extent that the credit risk on loans and advances to such borrowers was determined to be significantly increased since initial recognition and their allowance for loan losses was measured at an amount equal to the lifetime ECL.

The macroeconomic scenarios for incorporating forward-looking information in the ECL measurement were updated, reflecting the recent economic forecasts. Although the Group understands that there is significant uncertainty in predicting the severity and duration of the COVID-19 pandemic and its impact on the Japanese and global economy, we assumed that the Japanese and global economy will recover from the fiscal year ending March 31, 2022, reflecting the roll-out of vaccines, and reach pre-COVID-19 level by the end of the fiscal year ending March 31, 2023. This assumption was considered in determining the base scenario. The extent to which the premises of the base scenario and past macroeconomic experiences are reflected in determining the upside and downside scenarios was revised to better capture relevant information under the unprecedented conditions experienced during the fiscal year ended March 31, 2021. The following table shows the growth rates of the Japanese and global GDP, which are the key factors of the macroeconomic scenarios, under the base scenario.

	For the fiscal year ending March 31,
	2022	2023
	(%)
Japanese GDP	3.3	2.0
Global GDP	5.6	3.9

In determining the need for making additional ECL adjustments, the Group considered whether there is an increased credit risk for some portfolios on which the COVID-19 pandemic would have a material adverse impact but where the impact was not fully incorporated in the ECL model. This included the consideration of the temporary impact on probability of default of various measures taken by governments. The Group evaluated the forward-looking impact on credit risks and losses of certain industry-related portfolios selected based on changes in factors such as the market conditions and bankruptcy trends as a result of the reduction in economic activity by requests for voluntary restraint on movement and business closure requests to commercial facilities. As a consequence, the Group decided to make additional ECL adjustments for portfolios related to some industries.

Management estimates and judgments may change from time to time as the economic environment changes or new information becomes available. Changes in these estimates and judgments will result in a different allowance for loan losses and may have a direct impact on impairment charges. Allowance for loan losses amounted to ¥849,287 million and ¥706,405 million at March 31, 2021 and 2020, respectively. For additional information, refer to Note 10 “Loans and Advances.”

Fair Value of Financial Instruments

The fair values of financial instruments where no active market exists or where quoted prices are not otherwise available are determined by using valuation techniques. In these cases, inputs to valuation techniques are based on observable data with respect to similar financial instruments or by using models. Where observable inputs are not available, the fair value is estimated based on appropriate assumptions that a market participant would take into account. Where valuation techniques (for example, models) are used to determine fair values, they are validated and periodically reviewed. The Group certifies significant valuation models before they are used, and calibrates them to ensure that outputs reflect actual data and comparative market prices. To the extent practical, models use only observable data; however, inputs such as credit risk (both own and counterparty), volatilities and correlations require management to make estimates. Changes in assumptions about these factors could affect the fair values of these financial instruments. More details about the Group’s valuation techniques, significant unobservable inputs used in determining fair values and sensitivity analyses are given in Note 44 “Fair Value of Financial Assets and Liabilities.”

Impairment of Intangible Assets

Impairment of goodwill

Goodwill is tested for impairment on an annual basis or more frequently if events or changes in circumstances indicate that it may not be recoverable. If any such indication exists, then its recoverable amount is estimated. The process to determine the recoverable amount is inherently uncertain because such recoverable amount is determined based on a number of management estimates and judgments. The Group determines the recoverable amount using the estimated future cash flows, pre-tax discount rates, growth rates, and other factors. The estimation of future cash flows inherently reflects management judgments, even though such forecasts are prepared taking into account actual performance and external economic data. The pre-tax discount rates and growth rates may be significantly affected by market interest rates or other market conditions, which are beyond management’s control, and therefore significant management judgments are made to determine these assumptions. These management judgments are made based on the facts and circumstances at the time of the impairment test, and may vary depending on the situation and the time. Changes in management judgments may result in different impairment test results and different impairment amounts recognized. For the fiscal years ended March 31, 2021, 2020 and 2019, impairment losses on goodwill were ¥42,398 million, nil and ¥62,624 million, respectively. For additional information, refer to Note 14 “Intangible Assets.”

Impairment of other intangible assets

The Group has other intangible assets, not including goodwill, which consist of software, contractual customer relationships, trademarks and others. These are divided into other amortizing intangible assets and other non-amortizing intangible assets. Other amortizing intangible assets are tested for impairment if events or changes in circumstances indicate that it may not be recoverable at the end of each reporting period. Other non-amortizing intangible assets are tested for impairment on an annual basis or more frequently if events or changes in circumstances indicate that it may not be recoverable. If any such indication exists, then its recoverable amount is estimated. The process to determine the recoverable amount is inherently uncertain because such recoverable amount is determined based on a number of management estimates and judgments as described in “—Impairment of goodwill.” Changes in management judgments may result in different impairment test results and different impairment amounts recognized. For the fiscal years ended March 31, 2021, 2020 and 2019, impairment losses on other intangible assets were ¥448 million, ¥28,689 million and ¥4,041 million, respectively. For additional information, refer to Note 14 “Intangible Assets.”

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

Management estimates and judgments may change from time to time as the legal environment and market conditions change or new information becomes available. Changes in these estimates and judgments could affect the balance of provision for interest repayment. Provision for interest repayment is recorded in provisions as a liability, and it totaled ¥141,201 million and ¥143,429 million at March 31, 2021 and 2020, respectively. For additional information, refer to Note 21 “Provisions.”

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

The difference between the fair value of the plan assets and the present value of the defined benefit obligation at the end of the reporting period is recognized as assets and liabilities in the consolidated statements of financial position. When this calculation for each plan results in a benefit to the Group, the recognized asset is limited to the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan. An economic benefit is available to the Group, if it is realizable during the life of the plan or on settlement of the plan obligation. The net total of assets and liabilities in the consolidated statements of financial position amounted to net assets of ¥480,053 million and ¥129,976 million at March 31, 2021 and 2020, respectively. For additional information, refer to Note 24 “Retirement Benefits.”

Deferred Tax Assets

Deferred tax assets relating to tax losses carried forward and deductible temporary differences are recognized, only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the deductible temporary differences can be utilized. This assessment requires significant management estimates and judgments. Future taxable profit is estimated based on, among other relevant factors, forecasted results of operations, which are based on historical financial performance and the business plans that management believes to be prudent and feasible. While the Group carefully assesses the realization of tax losses carried forward and deductible temporary differences, the actual taxable profit in the future may be less than the forecast. The deferred tax assets amounted to ¥28,958 million and ¥102,198 million in the consolidated statements of financial position at March 31, 2021 and 2020, respectively, while the net total of deferred tax assets and liabilities amounted to net liabilities of ¥370,577 million at March 31, 2021 and net assets of ¥36,015 million at March 31, 2020, respectively. For additional information, refer to Note 23 “Deferred Income Tax.”

4	SEGMENT ANALYSIS

Business Segments

The Group’s business segment information is prepared based on the internal reporting system utilized by management to assess the performance of its business segments.

The Group has four main business segments: the Wholesale Business Unit, the Retail Business Unit, the Global Business Unit, which was renamed from the International Business Unit on April 1, 2020, and the Global Markets Business Unit, with the remaining operations recorded in Head office account and others. Effective from April 1, 2020, an internal reorganization of certain SMBC businesses was made and the revenue management system at SMBC Nikko Securities Inc. (“SMBC Nikko Securities”) was changed.

Wholesale Business Unit

The Wholesale Business Unit provides comprehensive solutions primarily for corporate clients in Japan that respond to wide-ranging client needs in relation to financing, investment management, risk hedging, settlement, M&A and other advisory services, digital services and leasing. This business unit mainly consists of the wholesale businesses of SMBC, SMBC Trust Bank Ltd. (“SMBC Trust Bank”), Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”), SMBC Nikko Securities, Sumitomo Mitsui Card Company, Limited (“Sumitomo Mitsui Card”) and SMBC Finance Service Co., Ltd. (“SMBC Finance Service”), which changed its corporate name from Cedyna Financial Corporation upon merger with former SMBC Finance Service Co., Ltd. on July 1, 2020.

Retail Business Unit

The Retail Business Unit provides financial services to consumers residing in Japan and mainly consists of the retail business of SMBC, SMBC Trust Bank and SMBC Nikko Securities, together with three consumer finance companies, Sumitomo Mitsui Card, SMBC Finance Service and SMBC Consumer Finance Co., Ltd. This business unit offers a wide range of products and services for consumers, including wealth management services, settlement services, consumer finance and housing loans, in order to address the financial needs of all individual customers.

Global Business Unit

The Global Business Unit supports the global businesses of a diverse range of clients, such as Japanese companies operating overseas, non-Japanese companies, financial institutions and government agencies and public corporations of various countries. This business unit provides a variety of tailored products and services to meet customer and market requirements, including loans, deposits, clearing services, trade finance, project finance, loan syndication, derivatives, global cash management services, leasing services, underwriting activities, Japanese stockbroking and M&A advisory services. This business unit mainly consists of the global businesses of SMBC, SMBC Trust Bank, SMFL, SMBC Nikko Securities and their foreign subsidiaries.

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

Head office account and others

The Head office account and others represent the difference between the aggregate of the Wholesale Business Unit, the Retail Business Unit, the Global Business Unit and the Global Markets Business Unit, and the Group as a whole. It mainly consists of administrative expenses related to headquarters operations and profit or loss from other subsidiaries including The Japan Research Institute, Limited and Sumitomo Mitsui DS Asset Management Company, Limited. It also includes internal transactions between the Group companies, which are eliminated in the consolidated financial statements.

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

Segmental Results of Operations

The following tables show our results of operations by business segment for the fiscal year ended March 31, 2021, 2020, and 2019. The comparative information for the fiscal years ended March 31, 2020 and 2019 has been restated to reflect the aforementioned internal reorganization and change in the revenue management system, and eliminate the impact of factors such as changes in interest rates and exchange rates that may distort the comparison.

For the fiscal year ended March 31, 2021:

	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
	(In billions)
Consolidated gross profit(1)	¥634.9	¥1,127.4	¥723.7	¥460.7	¥(140.5)	¥2,806.2
General and administrative expenses	(299.9)	(910.4)	(383.3)	(82.9)	(70.6)	(1,747.1)
Others(2)	53.5	2.2	26.3	35.7	(92.8)	24.9

Consolidated net business profit	¥388.5	¥219.2	¥366.7	¥413.5	¥(303.9)	¥1,084.0

For the fiscal year ended March 31, 2020:

	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
	(In billions)
Consolidated gross profit(1)	¥620.1	¥1,176.1	¥680.8	¥438.6	¥(147.0)	¥2,768.6
General and administrative expenses	(303.6)	(934.5)	(370.9)	(79.6)	(51.0)	(1,739.6)
Others(2)	50.5	2.0	52.9	32.5	(81.9)	56.0

Consolidated net business profit	¥367.0	¥243.6	¥362.8	¥391.5	¥(279.9)	¥1,085.0

For the fiscal year ended March 31, 2019:

	Wholesale Business Unit(3)	Retail Business Unit	Global Business Unit(3)	Global Markets Business Unit	Head office account and others(3)	Total
	(In billions)
Consolidated gross profit(1)	¥626.8	¥1,185.7	¥654.6	¥378.0	¥1.1	¥2,846.2
General and administrative expenses	(305.8)	(930.0)	(351.2)	(77.0)	(51.1)	(1,715.1)
Others(2)	46.9	1.8	56.1	30.6	(74.2)	61.2

Consolidated net business profit	¥367.9	¥257.5	¥359.5	¥331.6	¥(124.2)	¥1,192.3

(1)

Consolidated gross profit = (Interest income – Interest expenses) + Trust fees + (Fee and commission income – Fee and commission expenses) + (Trading income – Trading losses) + (Other operating income – Other operating expenses).

(2)

“Others” includes share of profit or loss of equity-method associates and joint ventures and cooperated profit and loss, that is, profit and loss double counted within the Group’s business segments in the managerial accounting.

(3)

SMFL became a joint venture from a consolidated subsidiary of the Group on November 28, 2018. However, for managerial accounting purposes, the full year results of SMFL were included in those of the Wholesale Business Unit and the Global Business Unit, while its results after it became a joint venture of the Group were deducted from those of Head office account and others. For consistency with financial results, the Group’s share of the profit of SMFL as our joint venture recognized in the consolidated income statement was included in others in the Head office account and others.

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

	For the fiscal year ended March 31,
	2021	2020	2019
	(In billions)
Consolidated net business profit	¥1,084.0	¥1,085.0	¥1,192.3
Differences between management reporting and Japanese GAAP:
Total credit costs	(360.5)	(170.6)	(110.3)
Gains on equity instruments	92.6	80.5	116.3
Extraordinary gains or losses and others	(143.9)	(106.3)	(74.7)

Profit before tax under Japanese GAAP	672.2	888.6	1,123.6

Differences between Japanese GAAP and IFRS:
Scope of consolidation	5.7	(3.3)	0.1
Derivative financial instruments	94.8	(163.3)	31.3
Investment securities	113.3	(115.3)	(129.5)
Loans and advances	60.9	(116.0)	(23.2)
Investments in associates and joint ventures	3.4	(190.8)	(86.5)
Property, plant and equipment	(2.5)	(30.5)	(1.2)
Lease accounting	1.0	0.4	(1.4)
Defined benefit plans	—	(32.6)	(51.4)
Foreign currency translation	(20.2)	11.9	1.3
Classification of equity and liability	12.5	12.7	11.9
Others	15.4	21.0	(43.1)

Profit before tax under IFRS	¥956.5	¥282.8	¥831.9

On April 1, 2019, the Group adopted IFRS 16 retrospectively by adjusting the consolidated statement of financial position at the date of initial application, and has not restated comparatives as permitted by IFRS 16. Therefore, the accounting standards under IFRS for the fiscal years ended March 31, 2021 and 2020 are different from those for the fiscal year ended March 31, 2019, when calculating the differences in profit before tax between Japanese GAAP and IFRS.

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

	For the fiscal year ended March 31,
	2021	2020	2019(4)
	(In millions)
Domestic(1):
Japan	¥2,077,833	¥1,791,910	¥2,079,758

Total domestic	2,077,833	1,791,910	2,079,758

Foreign(1)(2):
Americas	448,998	277,017	315,419
Europe and Middle East	246,218	194,441	371,413
Asia and Oceania	392,536	440,482	400,301

Total foreign	1,087,752	911,940	1,087,133

Total operating income(3)	¥3,165,585	¥2,703,850	¥3,166,891

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

(3)

Total operating income comprises net interest income, net fee and commission income, net trading income, net income (loss) from financial assets and liabilities at fair value through profit or loss, net investment income and other income.

(4)

From the fiscal year ended March 31, 2020, premiums for deposit insurance have been reclassified from “General and administrative expense” to “Interest expense.” Comparative amounts have been reclassified to conform to the current presentation.

5	CASH AND DEPOSITS WITH BANKS

Cash and deposits with banks at March 31, 2021 and 2020 consisted of the following:

	At March 31,
	2021	2020
	(In millions)
Cash	¥779,343	¥844,886
Deposits with banks	72,311,473	61,626,567

Total cash and deposits with banks	¥73,090,816	¥62,471,453

The reconciliation of cash and cash equivalents used for the purposes of the consolidated statements of cash flows at March 31, 2021, 2020 and 2019 is shown as follows:

	At March 31,
	2021	2020	2019
	(In millions)
Cash and deposits with banks	¥73,090,816	¥62,471,453	¥57,763,441
Less: term deposits with original maturities over three months	(675,185)	(532,703)	(532,784)
Less: cash segregated as deposits and others	(866,934)	(735,209)	(514,128)

Cash and cash equivalents	¥71,548,697	¥61,203,541	¥56,716,529

Private depository institutions in Japan are required to maintain certain minimum reserve funds with the Bank of Japan, based on average deposit balances and certain other factors. There are similar reserve deposit requirements for the Group’s foreign offices engaged in banking businesses in foreign countries. At March 31, 2021, 2020 and 2019, the reserve funds required to be maintained by the Group, which were included in cash and cash equivalents, amounted to ¥1,875,857 million, ¥1,705,352 million and ¥1,784,466 million, respectively.

6	TRADING ASSETS

Trading assets at March 31, 2021 and 2020 consisted of the following:

	At March 31,
	2021	2020
	(In millions)
Debt instruments	¥2,732,480	¥2,545,703
Equity instruments	408,256	239,313

Total trading assets	¥3,140,736	¥2,785,016

Trading debt instruments mainly consist of Japanese government bonds. Trading equity instruments mainly consist of publicly traded Japanese stocks.

7	DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING

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

The tables below represent the derivative financial instruments by type and purpose of derivatives at March 31, 2021 and 2020.

	At March 31, 2021
	Trading			Risk Management(1)
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities
	(In millions)
Interest rate derivatives	¥897,101,881	¥2,701,146	¥2,395,741	¥56,201,172	¥396,135	¥254,218
Futures	28,832,868	14,800	14,662	11,629,291	1,494	588
Listed Options	186,425,271	30,995	6,915	—	—	—
Forwards	110,252,456	256	3	—	—	—
Swaps	466,717,825	2,485,621	2,189,767	44,417,994	383,371	253,630
OTC Options	104,873,461	169,474	184,394	153,887	11,270	—
Currency derivatives	157,543,495	2,129,604	1,935,117	13,119,180	196,261	239,943
Futures	8,068	104	10	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	75,327,505	1,081,492	863,744	2,003,070	5,605	91,422
Swaps	76,385,589	955,783	973,057	11,116,110	190,656	148,521
OTC Options	5,822,333	92,225	98,306	—	—	—
Equity derivatives	2,825,220	65,887	87,783	54,752	715	2,715
Futures	1,613,308	14,269	9,969	—	—	—
Listed Options	950,758	34,014	69,039	—	—	—
Forwards	3,574	155	63	—	—	—
Swaps	91,648	1,593	3,124	54,752	715	2,715
OTC Options	165,932	15,856	5,588	—	—	—
Commodity derivatives	109,665	7,310	5,371	—	—	—
Futures	30,917	1,043	510	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	—	—	—	—	—	—
Swaps	76,264	6,201	4,346	—	—	—
OTC Options	2,484	66	515	—	—	—
Credit derivatives	2,895,632	24,559	28,545	—	—	—

Total derivative financial instruments	¥1,060,475,893	¥4,928,506	¥4,452,557	¥69,375,104	¥593,111	¥496,876

	At March 31, 2020
	Trading			Risk Management(1)
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities
	(In millions)
Interest rate derivatives	¥893,588,637	¥3,446,719	¥2,982,015	¥53,625,724	¥664,807	¥500,374
Futures	38,049,894	51,843	50,545	1,577,745	438	124
Listed Options	165,280,570	48,277	11,465	—	—	—
Forwards	124,681,480	616	—	—	—	—
Swaps	465,412,015	3,123,501	2,729,662	51,896,189	638,744	500,250
OTC Options	100,164,678	222,482	190,343	151,790	25,625	—
Currency derivatives	141,416,221	1,858,803	1,783,476	12,204,471	184,981	110,985
Futures	4,500	—	7	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	78,698,264	862,105	843,072	1,983,357	20,587	26,515
Swaps	54,931,441	869,766	823,957	10,221,114	164,394	84,470
OTC Options	7,782,016	126,932	116,440	—	—	—
Equity derivatives	3,049,786	82,305	143,084	41,556	8,861	—
Futures	1,158,638	14,348	20,418	—	—	—
Listed Options	1,101,352	31,352	69,630	—	—	—
Forwards	2,615	449	—	—	—	—
Swaps	119,965	3,111	21,499	41,556	8,861	—
OTC Options	667,216	33,045	31,537	—	—	—
Commodity derivatives	169,734	16,823	14,715	—	—	—
Futures	7,134	181	389	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	—	—	—	—	—	—
Swaps	158,139	16,496	13,647	—	—	—
OTC Options	4,461	146	679	—	—	—
Credit derivatives	2,285,271	16,502	20,552	—	—	—

Total derivative financial instruments	¥1,040,509,649	¥5,421,152	¥4,943,842	¥65,871,751	¥858,649	¥611,359

(1)

Derivative financial instruments categorized as “Risk Management” are used for economic hedging, such as managing the exposure to changes in fair value of the loan portfolio, and are identified as hedging instruments under Japanese GAAP. Under IFRS, the Group applies hedge accounting for certain fixed rate debt securities in issue and borrowings, certain equity instruments elected to be measured at fair value through other comprehensive income (“FVOCI”) and net investments in foreign operations, and derivative financial instruments designated as hedging instruments are also categorized as “Risk Management.”

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

The tables below represent the amounts related to items designated as hedging instruments at March 31, 2021 and 2020.

	Line item in the consolidated statements of financial position where the hedging instrument is included	At March 31, 2021			For the fiscal year ended March 31, 2021
		Notional amounts(1)	Carrying amounts		Change in value used for calculating hedge ineffectiveness
			Assets	Liabilities
		(In millions)
Interest rate risk
Interest rate swaps	Derivative financial instruments	¥6,199,507	¥222,553	¥46,666	¥(122,874)
Stock price risk
Equity swaps	Derivative financial instruments	33,675	—	2,690	(19,215)

(1)

At March 31, 2021, the notional amount of interest rate swaps with remaining maturities more than 12 months that are designated hedging instruments against interest rate risk is ¥5,317,746 million out of ¥6,199,507 million in total, and that of equity swaps with remaining maturities more than 12 months that are designated hedging instruments against stock price risk is ¥33,675 million, equal to the total notional amount.

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

The amounts related to items designated as hedged items at March 31, 2021 and 2020 were as follows:

	Line item in the consolidated statements of financial position where the hedged item is included	At March 31, 2021	For the fiscal year ended March 31, 2021
		Carrying amounts	Change in value used for calculating hedge ineffectiveness
		(In millions)
Interest rate risk
Debt securities in issue	Debt securities in issue	¥6,252,899	¥116,793
Borrowings	Borrowings	85,376	2,017
Stock price risk
Equity instruments at fair value through other comprehensive income	Investment securities	74,564	18,994

	Line item in the consolidated statements of financial position where the hedged item is included	At March 31, 2020	For the fiscal year ended March 31, 2020
		Carrying amounts	Change in value used for calculating hedge ineffectiveness
		(In millions)
Interest rate risk
Debt securities in issue	Debt securities in issue	¥5,983,893	¥(335,998)
Borrowings	Borrowings	78,573	(6,712)
Stock price risk
Equity instruments at fair value through other comprehensive income	Investment securities	31,721	(14,126)

As for interest rate risk, the accumulated amount of fair value hedge adjustments on the hedged items were a loss of ¥138,456 million and a loss of ¥342,710 million at March 31, 2021 and 2020, respectively. There were no balances remaining in the consolidated statements of financial position for any hedged items that had ceased to be adjusted for hedging gains and losses at March 31, 2021 and 2020, respectively. As for stock price risk, the accumulated amount of fair value hedge adjustments on the hedged items were a loss of ¥9,508 million and a loss of ¥28,502 million at March 31, 2021 and 2020, respectively. There were no balances remaining in the consolidated statements of financial position for any hedged items that had ceased to be adjusted for hedging gains and losses at March 31, 2021 and 2020.

As for interest rate risk, hedge ineffectiveness was included in “Net trading income” in the consolidated income statements, and amounted to a loss of ¥4,064 million and a profit of ¥7,736 million for the fiscal years ended March 31, 2021 and 2020, respectively. As for stock price risk, hedge ineffectiveness was included in

“Other comprehensive income—Equity instruments at fair value through other comprehensive income” in the consolidated statements of comprehensive income, and amounted to a loss of ¥221 million and a loss of ¥237 million for the fiscal years ended March 31, 2021 and 2020, respectively.

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

The Group’s fair value hedge relationships where IBOR-linked derivatives are designated as hedging instruments are directly affected by the interest rate benchmark reform. The hedging instruments offset the risk exposure the Group aims to manage through hedge relationships. USD LIBOR is the significant interest rate benchmark to which hedging relationships are exposed. The notional amounts of hedging instruments directly affected by the interest rate benchmark reform were ¥5,102,495 million and ¥4,586,214 million at March 31, 2021 and 2020, respectively.

In applying the reliefs provided by the amendments, the Group has assumed it is too early to reliably estimate when interest rate benchmark uncertainty will be resolved for all interest rate benchmarks that are in the scope of the amendments at March 31, 2021.

The Group put in place a Group-wide IBOR transition project team in May 2019 involving all the Group’s business lines and functions. This project team’s objective is providing smooth and efficient global coordination for the transition from IBOR to alternative reference rates, expected to take place by the end of 2021 or the mid-2023. Recently the cessation date for certain USD LIBOR settings was extended to be after June 30, 2023 and so the Group’s transition plans have been updated accordingly. The working groups and work streams have continued to execute the plans based on each region’s background for the IBOR transition project, while taking into consideration the common objective and achievement globally.

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

The tables below represents the amounts related to items designated as hedging instruments at March 31, 2021 and 2020.

	Line item in the consolidated statements of financial position where the hedging instrument is included	At March 31, 2021			For the fiscal year ended March 31, 2021
		Nominal amounts	Carrying amounts		Change in value used for calculating hedge ineffectiveness

			Assets	Liabilities
		(In millions)
Foreign exchange forward contracts	Derivative financial instruments	¥1,963,691	¥5,269	¥91,422	¥(94,786)
Foreign currency denominated financial liabilities	Debt securities in issue, Borrowings, Deposits	91,401	—	91,401	(1,419)

	Line item in the consolidated statements of financial position where the hedging instrument is included	At March 31, 2020			For the fiscal year ended March 31, 2020
		Nominal amounts	Carrying amounts		Change in value used for calculating hedge ineffectiveness
			Assets	Liabilities
		(In millions)
Foreign exchange forward contracts	Derivative financial instruments	¥1,943,931	¥19,864	¥26,515	¥29,625
Foreign currency denominated financial liabilities	Debt securities in issue, Borrowings, Deposits	180,178	—	180,178	1,844

The amounts related to items designated as hedged items for the fiscal years ended March 31, 2021 and 2020 were as follows:

	For the fiscal year ended March 31, 2021	At March 31, 2021
	Change in value used for calculating hedge ineffectiveness	Translating foreign operations reserve
	(In millions)
USD foreign operations	¥15,137	¥2,760
EUR foreign operations	42,581	38,499
THB foreign operations	20,273	20,393
Other foreign operations	18,214	20,679

Total	¥96,205	¥82,331

	For the fiscal year ended March 31, 2020	At March 31, 2020
	Change in value used for calculating hedge ineffectiveness	Translating foreign operations reserve
	(In millions)
USD foreign operations	¥(14,341)	¥(12,376)
EUR foreign operations	(22,556)	(4,083)
THB foreign operations	(15,459)	120
Other foreign operations	20,887	2,465

Total	¥(31,469)	¥(13,874)

The balances remaining in the foreign currency translation reserve from hedging relationships for which hedge accounting is no longer applied were ¥37,813 million and ¥16,761 million at March 31, 2021 and 2020, respectively.

Changes in the translating foreign operations reserve of ¥96,205 million and ¥31,469 million were offset by hedges of net investment in foreign operations for the fiscal years ended March 31, 2021 and 2020, respectively. There were no hedge ineffectiveness recognized in “Net trading income” for the fiscal years ended March 31, 2021 and 2020.

Credit derivatives

The Group enters into credit derivatives to manage the risk of its commercial banking credit portfolio containing loans by hedging economically, as well as diversifying the credit exposure in the portfolio, and to undertake credit loss protection transactions based on the needs from customers as financial intermediation. The tables below provide the notional amounts and the fair value of credit derivatives by purpose of transactions at March 31, 2021 and 2020.

	At March 31, 2021
	Protection purchased			Protection sold
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities
	(In millions)
Managing the Group’s credit risk portfolio	¥1,401,115	¥643	¥25,841	¥1,423,170	¥23,399	¥1,863
Facilitating client transactions	50,902	310	839	20,445	207	2

Total	¥1,452,017	¥953	¥26,680	¥1,443,615	¥23,606	¥1,865

	At March 31, 2020
	Protection purchased			Protection sold
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities
	(In millions)
Managing the Group’s credit risk portfolio	¥960,225	¥9,954	¥5,290	¥1,193,827	¥4,957	¥14,470
Facilitating client transactions	88,702	1,320	528	42,517	271	264

Total	¥1,048,927	¥11,274	¥5,818	¥1,236,344	¥5,228	¥14,734

The following table summarizes the notional amounts of the Group’s credit derivative portfolio by type of counterparty at March 31, 2021 and 2020.

	At March 31, 2021		At March 31, 2020
	Protection purchased	Protection sold	Protection purchased	Protection sold
	(In millions)
Banks and broker-dealers	¥1,444,017	¥1,443,615	¥1,037,427	¥1,234,344
Insurance and other financial guaranty firms	8,000	—	11,500	2,000

Total	¥1,452,017	¥1,443,615	¥1,048,927	¥1,236,344

8	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

Financial assets at fair value through profit or loss at March 31, 2021 and 2020 consisted of the following:

	At March 31,
	2021	2020
	(In millions)
Debt instruments	¥1,667,164	¥1,454,387
Equity instruments	77,684	23,969

Total financial assets at fair value through profit or loss	¥1,744,848	¥1,478,356

Debt instruments in financial assets at fair value through profit or loss mainly consist of investment funds. Equity instruments in financial assets at fair value through profit or loss mainly consist of non-trading stocks which are not designated as at fair value through other comprehensive income.

9	INVESTMENT SECURITIES

The following table shows the amount of investment securities, which consist of debt instruments at amortized cost, debt instruments at fair value through other comprehensive income and equity instruments at fair value through other comprehensive income at March 31, 2021 and 2020.

	At March 31,
	2021	2020
	(In millions)
Debt instruments at amortized cost:
Domestic:
Japanese government bonds	¥—	¥260,079
Japanese municipal bonds	22,300	22,300

Total domestic	22,300	282,379

Foreign:
Bonds issued by other governments and official institutions(1)	47,129	37,358
Other debt instruments	2,586	1,034

Total foreign	49,715	38,392

Total debt instruments at amortized cost	¥72,015	¥320,771

Debt instruments at fair value through other comprehensive income:
Domestic:
Japanese government bonds	¥14,293,611	¥6,785,068
Japanese municipal bonds	732,622	240,382
Japanese corporate bonds	725,895	579,293
Other debt instruments	310	310

Total domestic	15,752,438	7,605,053

Foreign:
U.S. Treasury and other U.S. government agency bonds	5,564,944	4,494,686
Bonds issued by other governments and official institutions(1)	2,994,032	2,930,806
Mortgage-backed securities	1,658,732	2,807,813
Other debt instruments	422,489	215,806

Total foreign	10,640,197	10,449,111

Total debt instruments at fair value through other comprehensive income	¥26,392,635	¥18,054,164

Equity instruments at fair value through other comprehensive income:
Domestic equity instruments	¥3,919,787	¥3,024,731
Foreign equity instruments	667,024	464,720

Total equity instruments at fair value through other comprehensive income	¥4,586,811	¥3,489,451

Total investment securities	¥31,051,461	¥21,864,386

(1)	Excludes U.S. Treasury and other U.S. government agency bonds.

Designation of equity instruments as at fair value through other comprehensive income

The Group designates equity instruments, which are issued by its customers and not held for trading, as at fair value through other comprehensive income. Those equity instruments are held to establish, maintain, and strengthen business ties with those customers. Equity instruments at fair value through other comprehensive income at March 31, 2021 and 2020 consisted of the following:

	At March 31,
	2021	2020
	(In millions)
Listed	¥3,722,813	¥2,770,473
Unlisted	863,998	718,978

Total equity instruments at fair value through other comprehensive income	¥4,586,811	¥3,489,451

The investments in the listed equity instruments at fair value through other comprehensive income at March 31, 2021 and 2020 mainly consisted of the following:

At March 31, 2021
(In millions)
TOYOTA MOTOR CORPORATION	¥335,460
DAIKIN INDUSTRIES, LTD.	200,880
KUBOTA CORPORATION	90,717
Kotak Mahindra Bank Limited	86,823
NIDEC CORPORATION	81,483
NIPPON PAINT HOLDINGS CO., LTD.	79,747
Ares Management Corporation	75,247
FUJIFILM Holdings Corporation	68,852
DAIICHI SANKYO COMPANY, LIMITED	66,258
SG HOLDINGS CO., LTD.	63,932
Murata Manufacturing Co., Ltd.	60,361
MITSUI & CO., LTD.	59,085
Sumitomo Realty & Development Co., Ltd.	53,755
East Japan Railway Company	53,658
DAIWA HOUSE INDUSTRY CO., LTD.	52,236
ITOCHU Corporation	52,132
DAIFUKU CO., LTD.	44,232
Seven & i Holdings Co., Ltd.	43,887
Central Japan Railway Company	43,076
KOITO MANUFACTURING CO., LTD.	40,385
BRIDGESTONE CORPORATION	40,275
West Japan Railway Company	39,264
Japan Exchange Group, Inc.	39,257
Asahi Group Holdings, Ltd.	37,451
GMO Payment Gateway, Inc.	36,723
Mitsui Fudosan Co., Ltd.	32,632
ASAHI KASEI CORPORATION	32,379
KOMATSU LTD.	30,332
MINEBEA MITSUMI Inc.	28,923
TAISHO PHARMACEUTICAL HOLDINGS CO., LTD.	28,767
Makita Corporation	27,523
Shionogi & Co., Ltd.	27,351

At March 31, 2021
(In millions)
Stanley Electric Co., Ltd.	26,507
SHIMANO INC.	26,375
NIPPON STEEL CORPORATION	24,691
Square, Inc.	22,822
Oji Holdings Corporation	22,675
TOHO GAS CO., LTD.	22,568
OLYMPUS CORPORATION	22,217
TOYOTA TSUSHO CORPORATION	19,739
OMRON Corporation	18,924
Sumitomo Metal Mining Co., Ltd.	18,281
Sekisui House, Ltd.	17,727
TORAY INDUSTRIES, INC.	17,116
Sanwa Holdings Corporation	15,994
Chubu Electric Power Company, Incorporated	15,971
BROTHER INDUSTRIES, LTD.	14,838
TOYODA GOSEI CO., LTD.	14,684
Idemitsu Kosan Co., Ltd.	14,678
KAJIMA CORPORATION.	14,349
Others	1,319,574

Total listed equity instruments at fair value through other comprehensive income	¥3,722,813

At March 31, 2020
(In millions)
TOYOTA MOTOR CORPORATION	¥253,113
DAIKIN INDUSTRIES, LTD.	118,530
East Japan Railway Company	61,377
Kotak Mahindra Bank Limited	61,215
FUJIFILM Holdings Corporation	56,991
NIPPON PAINT HOLDINGS CO., LTD.	56,598
DAIICHI SANKYO COMPANY, LIMITED	50,911
KUBOTA CORPORATION	49,742
Central Japan Railway Company	49,208
West Japan Railway Company	47,334
DAIWA HOUSE INDUSTRY CO., LTD.	43,154
Japan Exchange Group, Inc.	42,332
Ares Management Corporation	40,825
MITSUI & CO., LTD.	38,590
Murata Manufacturing Co., Ltd.	37,355
Sumitomo Realty & Development Co., Ltd.	36,263
Seven & i Holdings Co., Ltd.	35,165
NIDEC CORPORATION	34,006
ITOCHU Corporation	32,592
SG HOLDINGS CO., LTD.	32,420
KOMATSU LTD.	31,721
BRIDGESTONE CORPORATION	29,907
Asahi Group Holdings, Ltd.	28,178
DAIFUKU CO., LTD.	27,951
Shionogi & Co., Ltd.	24,433

At March 31, 2020
(In millions)
Mitsui Fudosan Co., Ltd.	24,284
TAISHO PHARMACEUTICAL HOLDINGS CO., LTD.	19,945
KOITO MANUFACTURING CO., LTD.	19,893
ASAHI KASEI CORPORATION	19,430
Makita Corporation	19,229
GMO Payment Gateway, Inc.	18,962
Oji Holdings Corporation	18,336
Chubu Electric Power Company, Incorporated	18,225
Stanley Electric Co., Ltd.	17,294
MINEBEA MITSUMI Inc.	16,501
TOHO GAS CO., LTD.	16,191
SHIMANO INC.	15,440
OLYMPUS CORPORATION	15,147
NISSIN FOODS HOLDINGS CO., LTD.	14,580
Tokyo Electric Power Company Holdings, Incorporated	13,545
The Kansai Electric Power Company, Incorporated	13,393
Sekisui House, Ltd.	13,325
Hankyu Hanshin Holdings, Inc.	13,020
Idemitsu Kosan Co., Ltd.	12,744
OMRON Corporation	12,331
NIPPON STEEL CORPORATION	12,112
TORAY INDUSTRIES, INC.	11,970
Sotetsu Holdings, Inc.	11,354
Odakyu Electric Railway Co., Ltd.	11,169
BROTHER INDUSTRIES, LTD.	11,129
Others	1,061,013

Total listed equity instruments at fair value through other comprehensive income	¥2,770,473

Disposal of equity instruments at fair value through other comprehensive income

The Group sold equity instruments measured at fair value through other comprehensive income mainly in order to mitigate the impact of share price fluctuations on the Group’s financial base. The fair value of the equity instruments measured at fair value through other comprehensive income at the date of derecognition and the cumulative gain on disposal for the fiscal years ended March 31, 2021 and 2020 were as follows:

	For the fiscal year ended March 31,
	2021	2020
	(In millions)
Fair value of the equity instruments at fair value through other comprehensive income at the date of derecognition	¥115,260	¥210,047
Cumulative gain on disposal	46,897	94,443

The Group transferred the cumulative gain or loss related to the equity instruments that were derecognized or whose significant fair value decline reduced income tax expense for the current reporting period from “Other reserves” to “Retained earnings.” The transferred amount was ¥34,886 million and ¥39,750 million for the fiscal years ended March 31, 2021 and 2020, respectively.

10	LOANS AND ADVANCES

The following tables present loans and advances at March 31, 2021 and 2020.

	At March 31, 2021
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Total
	(In millions)
Loans and advances at amortized cost:
Gross loans and advances	¥94,155,246	¥3,498,733	¥1,171,576	¥98,825,555

Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net				(261,330)

Less: Allowance for loan losses	(170,156)	(255,909)	(423,222)	(849,287)

Carrying amount				¥97,714,938

	At March 31, 2020
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Total
	(In millions)
Loans and advances at amortized cost:
Gross loans and advances	¥92,997,331	¥1,800,090	¥845,329	¥95,642,750

Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net				(264,527)

Less: Allowance for loan losses	(203,286)	(147,382)	(355,737)	(706,405)

Carrying amount				¥94,671,818

For additional information on loans and advances and allowance for loan losses at March 31, 2021 and 2020, refer to Note 46 “Financial Risk Management.”

11	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The following table presents the Group’s principal associates and joint venture at March 31, 2021. Investments in associates and joint ventures of the Group are accounted for using the equity method unless they are held for sale.

Company Name	Country of Incorporation	Proportion of Ownership Interest(1)	Proportion of Voting Rights(1)	Main Business
		(%)	(%)
Principal Associates
The Japan Net Bank, Limited(2)	Japan	46.5	46.5	Internet banking
The Bank of East Asia, Limited	China	19.6	19.6	Commercial banking
ACLEDA Bank Plc.	Cambodia	18.0	18.0	Commercial banking
Vietnam Export Import Commercial Joint Stock Bank	Vietnam	15.0	15.0	Commercial banking
Sumitomo Mitsui Auto Service Company, Limited	Japan	26.8	26.8	Leasing
SMBC Aviation Capital Limited	Ireland	32.0	32.0	Leasing
POCKET CARD CO., LTD.	Japan	20.0	20.0	Credit card
SAKURA KCS Corporation	Japan	29.7	29.7	System engineering and data processing
JSOL Corporation	Japan	50.0	50.0	System development and data processing
Sakura Information Systems Co., Ltd.	Japan	49.0	49.0	System engineering and data processing
China Post & Capital Fund Management Co., Ltd.	China	23.6	23.6	Investment management, and investment advisory and agency
Principal Joint Venture
Sumitomo Mitsui Finance and Leasing Company, Limited	Japan	50.0	50.0	Leasing

(1)	Percentages of proportion of ownership interest and proportion of voting rights have been truncated.
(2)	The Japan Net Bank, Limited changed its corporate name to PayPay Bank Corporation on April 5, 2021.

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

The Group has interests in a number of associates and joint ventures, none of which are regarded as individually material. The following table summarizes, in aggregate, the financial information of all individually immaterial associates and joint ventures that are accounted for using the equity method:

	At and for the fiscal year ended March 31,
	2021	2020
	(In millions)
Carrying amount of investments in associates and joint ventures	¥886,685	¥826,736
Share of:
Profit from continuing operations	36,373	24,031
Other comprehensive income (loss)	9,335	(11,605)
Total comprehensive income	45,708	12,426

There are no significant restrictions on the ability of associates or joint ventures to transfer funds to the Group in the form of cash dividends, repayment of loans and advances.

12	PROPERTY, PLANT AND EQUIPMENT

The table below shows the changes in property, plant and equipment for the fiscal years ended March 31, 2021 and 2020.

	Assets for rent	Land	Buildings	Right of use assets	Others	Total
	(In millions)
Cost	¥609,763	¥469,095	¥746,687	¥440,790	¥394,308	¥2,660,643
Accumulated depreciation and impairment losses	(45,302)	(4,998)	(408,187)	(34,609)	(279,129)	(772,225)

Net carrying amount at April 1, 2019	564,461	464,097	338,500	406,181	115,179	1,888,418

Additions	18,700	355	16,862	66,621	50,297	152,835
Acquisition of subsidiaries and businesses	—	1	226	787	95	1,109
Disposals	(14,600)	(3,921)	(847)	(2,664)	(929)	(22,961)
Depreciation	(17,990)	—	(23,114)	(92,991)	(23,073)	(157,168)
Impairment losses	(69,796)	(432)	(8,098)	(3)	(1,618)	(79,947)
Exchange differences	(8,028)	(1,093)	(514)	(2,783)	(1,705)	(14,123)
Others	(6,287)	3,479	11,913	1,610	(14,267)	(3,552)

Net carrying amount	466,460	462,486	334,928	376,758	123,979	1,764,611

Cost	571,346	467,636	759,576	484,431	414,212	2,697,201
Accumulated depreciation and impairment losses	(104,886)	(5,150)	(424,648)	(107,673)	(290,233)	(932,590)

Net carrying amount at March 31, 2020	466,460	462,486	334,928	376,758	123,979	1,764,611

Additions	11,092	—	18,664	93,162	84,848	207,766
Acquisition of subsidiaries and businesses	—	—	60	—	9	69
Disposals	(2,305)	(8,784)	(8,715)	(6,243)	(1,311)	(27,358)
Depreciation	(15,493)	—	(22,340)	(93,793)	(21,312)	(152,938)
Impairment losses	—	(314)	(9,053)	(322)	(1,270)	(10,959)
Exchange differences	(23,768)	909	598	3,200	1,400	(17,661)
Others	1,749	33,363	49,821	240	(94,042)	(8,869)

Net carrying amount	437,735	487,660	363,963	373,002	92,301	1,754,661

Cost	551,598	492,499	809,153	536,305	397,768	2,787,323
Accumulated depreciation and impairment losses	(113,863)	(4,839)	(445,190)	(163,303)	(305,467)	(1,032,662)

Net carrying amount at March 31, 2021	¥437,735	¥487,660	¥363,963	¥373,002	¥92,301	¥1,754,661

The impairment losses on property, plant and equipment are included in “Other expenses” in the consolidated income statements.

The Group had ¥8,532 million and ¥48,707 million of contractual commitments to acquire property, plant and equipment at March 31, 2021 and 2020, respectively.

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

As Lessee

The Group leases land and buildings, office equipment, and other tangible and intangible assets from third parties under lease contracts.

Right of use assets

The carrying amount of right of use assets at March 31, 2021 and 2020 consisted of the following:

	Net carrying amount		Depreciation
	At March 31,		For the fiscal year ended March 31,
	2021	2020	2021	2020
	(In millions)
Land and buildings	¥341,256	¥344,624	¥81,930	¥81,291
Other tangible assets(1)	31,746	32,134	11,863	11,700
Intangible assets(2)	6,949	9,210	3,239	3,154

Total	¥379,951	¥385,968	¥97,032	¥96,145

(1)	Other tangible assets include mainly office equipment, machinery and vehicles.
(2)	Intangible assets include mainly software.

The additions of right of use assets for the fiscal years ended March 31, 2021 and 2020 were ¥94,157 million and ¥67,685 million, respectively. The Group leases mainly land and buildings for its head offices and branches.

Lease liabilities

The maturity analysis of lease liabilities at March 31, 2021 and 2020 were as follows:

	At March 31, 2021	At March 31, 2020
	(In millions)
Not later than one year	¥82,237	¥78,719
Later than one year and not later than five years	178,977	176,426
Later than five years	134,738	145,722

Total	395,952	400,867
Less: Future interest charges	(15,311)	(14,979)

Lease liabilities(1)	¥380,641	¥385,888

(1)	Lease liabilities is included in “Borrowings” in the consolidated statements of financial position. See Note 19 “Borrowings.”

For the fiscal years ended March 31, 2021 and 2020, ¥2,808 million and ¥2,896 million were recognized as interests on lease liabilities, respectively and ¥98,421 million and ¥98,728 million were recognized as total cash outflow for leases, respectively.

Operating lease commitments at March 31, 2019

For the fiscal year ended March 31, 2019, ¥52,465 million was recognized as expenses in respect of operating lease and sublease agreements, of which ¥52,155 million related to minimum lease payments, and ¥310 million related to sublease payments. Lease expenses recognized in respect of lease and sublease agreements are included in “General and administrative expenses” in the consolidated income statements.

As Lessor

The Group leases assets to third parties under finance leases or operating leases, including machinery, equipment, aircraft, vessel and property.

Finance lease receivable

The maturity analysis of the lease payments receivable, showing the undiscounted lease payments to be received at March 31, 2021 and 2020 were as follows:

	At March 31, 2021
	Undiscounted lease payments	Unearned finance income	Discounted lease payments(1)	Unguaranteed residual values(1)
	(In millions)
Not later than one year	¥45,950	¥10,003	¥35,947	¥5,283
Later than one year and not later than two years	33,889	9,418	24,471	12,113
Later than two years and not later than three years	39,618	8,507	31,111	3,156
Later than three years and not later than four years	42,137	7,197	34,940	10,755
Later than four years and not later than five years	45,051	6,444	38,607	5,297
Later than five years	186,650	69,054	117,596	12,390

Total	¥393,295	¥110,623	¥282,672	¥48,994

	At March 31, 2020
	Undiscounted lease payments	Unearned finance income	Discounted lease payments(1)	Unguaranteed residual values(1)
	(In millions)
Not later than one year	¥40,225	¥10,544	¥29,681	¥2,814
Later than one year and not later than two years	104,817	9,528	95,289	15,211
Later than two years and not later than three years	33,160	6,565	26,595	2,670
Later than three years and not later than four years	27,542	4,660	22,882	1,102
Later than four years and not later than five years	58,947	3,446	55,501	11,663
Later than five years	45,724	6,123	39,601	14,902

Total	¥310,415	¥40,866	¥269,549	¥48,362

(1)	Discounted lease payments and unguaranteed residual values are included in “Loans and advances” in the consolidated statements of financial position.

Accumulated allowance for net investment in the lease amounting to ¥1,072 million and ¥502 million were measured under IFRS 9 at March 31, 2021 and 2020, respectively. For the fiscal years ended March 31, 2021 and 2020, ¥9,514 million and ¥11,268 million were recognized as finance income on net investment in the lease, respectively.

Operating lease receivable

The total amounts of the future minimum lease payments receivable under non-cancellable operating leases at March 31, 2021 and 2020 were as follows:

	At March 31, 2021	At March 31, 2020
	(In millions)
Not later than one year	¥26,602	¥31,499
Later than one year and not later than two years	20,210	24,137
Later than two years and not later than three years	13,248	16,935
Later than three years and not later than four years	9,123	11,799
Later than four years and not later than five years	5,763	7,148
Later than five years	10,416	12,636

Total	¥85,362	¥104,154

For the fiscal years ended March 31, 2021 and 2020, ¥34,426 million and ¥40,588 million were recognized as income from operating leases, respectively.

14	INTANGIBLE ASSETS

Goodwill

The table below shows the changes in goodwill by business segment for the fiscal years ended March 31, 2021 and 2020.

	Retail Business Unit	Global Business Unit	Head office account and others	Total
	(In millions)
Gross amount of goodwill(1)	¥63,418	¥4,707	¥210,307	¥278,432
Accumulated impairment losses(1)	—	—	(62,624)	(62,624)

Net carrying amount at March 31, 2019	63,418	4,707	147,683	215,808

Acquisitions(2)	—	—	31,647	31,647
Disposals	(1,466)	—	—	(1,466)
Exchange differences	—	(843)	(1,319)	(2,162)

Net carrying amount	61,952	3,864	178,011	243,827
Gross amount of goodwill(1)	61,952	3,864	240,635	306,451
Accumulated impairment losses(1)	—	—	(62,624)	(62,624)

Net carrying amount at March 31, 2020	61,952	3,864	178,011	243,827

Impairment losses	—	—	(42,398)	(42,398)
Exchange differences	—	586	1,876	2,462

Net carrying amount	61,952	4,450	137,489	203,891
Gross amount of goodwill(1)	61,952	4,450	242,511	308,913
Accumulated impairment losses(1)	—	—	(105,022)	(105,022)

Net carrying amount at March 31, 2021	¥61,952	¥4,450	¥137,489	¥203,891

(1)	The goodwill which all amounts have been impaired is excluded from gross amount of goodwill and accumulated impairment losses.
(2)

The Group recognized goodwill of ¥17,022 million in Head office account and others resulting from the acquisition of Daiwa SB Investments Ltd. on April 1, 2019. For additional information, refer to Note 50 “Acquisitions.”

The Group has four main business segments: the Wholesale Business Unit, the Retail Business Unit, the Global Business Unit and the Global Markets Business Unit, with the remaining operations recorded in the Head office account and others.

Impairment testing of goodwill

Allocating goodwill to cash-generating units

For the purpose of impairment testing, goodwill is allocated to cash-generating units or group of cash-generating units, which represent the lowest level within the entity at which goodwill is monitored for internal purposes.

At March 31, 2021, the Group allocated goodwill to the Retail Business Unit of SMBC Consumer Finance Co., Ltd. (“SMBC Consumer Finance”) amounting to ¥56,692 million and to the Head office account and others of SMBC Nikko Securities Inc. (“SMBC Nikko Securities”) and Sumitomo Mitsui DS Asset Management Company, Limited (“SMDAM”) amounting to ¥109,629 million and ¥12,678 million, respectively.

At March 31, 2020, the Group allocated goodwill to the Retail Business Unit of SMBC Consumer Finance amounting to ¥56,692 million and to the Head office account and others of SMBC Nikko Securities and SMDAM amounting to ¥109,629 million and ¥55,076 million, respectively.

The aggregate amounts of other goodwill were ¥24,892 million and ¥22,430 million at March 31, 2021 and 2020, respectively, and they were not considered individually significant.

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

Key assumptions used in impairment testing

The key assumptions used for the value in use calculations for the fiscal years ended March 31, 2021 and 2020 were as follows:

	SMBC Nikko Securities	SMBC Consumer Finance	SMDAM
For the fiscal year ended March 31, 2021:
Pre-tax discount rate	8.42%	9.73%	12.80%
Growth rate	1.00%	1.00%	1.00%
For the fiscal year ended March 31, 2020:
Pre-tax discount rate	9.60%	9.28%	7.61%
Growth rate	1.00%	1.00%	1.00%

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

Management believes that there were no reasonably possible changes in any of the key assumptions that would lead to the recoverable amounts of the cash-generating units being below these carrying amounts for the fiscal years ended March 31, 2021 and 2020.

Recognition of Impairment Losses

If the recoverable amount of the cash-generating unit is less than its carrying amount, the carrying amount of the cash-generating unit is reduced to its recoverable amount, and this reduction is recognized as impairment loss of goodwill. The recoverable amount of SMDAM was determined based on the value in use. For the fiscal year ended March 31, 2021, the value in use of SMDAM decreased to less than its carrying amount, primarily due to the revision of the business plan and the key assumptions. As a result, the Group recognized an impairment loss of ¥42,398 million on the goodwill relating to SMDAM for the fiscal year ended March 31, 2021.

The impairment losses on goodwill are included in “Other expenses” in the consolidated income statements.

Other intangible assets

The table below shows the changes in other intangible assets for the fiscal years ended March 31, 2021 and 2020.

	Internally generated software	Purchased software	Contractual customer relationships	Trademarks	Other intangibles	Total
	(In millions)
Cost	¥697,480	¥358,130	¥185,795	¥55,822	¥99,362	¥1,396,589
Accumulated amortization and impairment losses	(395,399)	(229,076)	(93,721)	(42,964)	(17,697)	(778,857)

Net carrying amount at April 1, 2019	302,081	129,054	92,074	12,858	81,665	617,732

Additions	97,895	42,435	—	—	8,673	149,003
Acquisition of subsidiaries and businesses	—	165	4,271	—	20,082	24,518
Disposals	(241)	(1,792)	—	—	(1,543)	(3,576)
Amortization	(90,154)	(44,129)	(11,652)	(2,741)	(10,616)	(159,292)
Impairment losses	—	(8)	(7,262)	—	(21,419)	(28,689)
Exchange differences	(174)	(2,613)	(2,334)	(1,475)	(4,463)	(11,059)
Others	(2,349)	10,237	—	—	(4,875)	3,013

Net carrying amount	307,058	133,349	75,097	8,642	67,504	591,650

Cost	726,459	379,524	187,705	54,329	116,951	1,464,968
Accumulated amortization and impairment losses	(419,401)	(246,175)	(112,608)	(45,687)	(49,447)	(873,318)

Net carrying amount at March 31, 2020	307,058	133,349	75,097	8,642	67,504	591,650

Additions	117,470	51,886	—	—	9,920	179,276
Acquisition of subsidiaries and businesses	—	8	—	—	2	10
Disposals	(27)	(1,027)	—	—	(25)	(1,079)
Amortization	(90,580)	(43,931)	(11,982)	(931)	(9,744)	(157,168)
Impairment losses	—	(447)	—	—	(1)	(448)
Exchange differences	134	1,380	2,081	1,167	3,344	8,106
Others	584	(496)	—	—	(4,606)	(4,518)

Net carrying amount	334,639	140,722	65,196	8,878	66,394	615,829

Cost	788,808	412,032	189,900	55,573	125,913	1,572,226
Accumulated amortization and impairment losses	(454,169)	(271,310)	(124,704)	(46,695)	(59,519)	(956,397)

Net carrying amount at March 31, 2021	¥334,639	¥140,722	¥65,196	¥8,878	¥66,394	¥615,829

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

The amounts of research and development expenditure recognized as expenses for the fiscal years ended March 31, 2021, 2020 and 2019 were ¥60 million, ¥78 million and ¥167 million, respectively, and they were included in “General and administrative expenses” in the consolidated income statements.

Other intangibles at March 31, 2021 and 2020 include leasehold rights, amounting to ¥6,619 million and ¥6,423 million, respectively, which are rights to use land for the purpose of owning the buildings. Since the Group has a long history of renewal, these contracts are not expected to be terminated in the foreseeable future. Leasehold rights are expected to generate cash flows for an indefinite period of time. They are not amortized but are tested for impairment annually, irrespective of whether there is any indication of impairment.

15	OTHER ASSETS

Other assets at March 31, 2021 and 2020 consisted of the following:

	At March 31,
	2021	2020
	(In millions)
Prepaid expenses	¥73,737	¥65,129
Accrued income	308,024	330,654
Receivables from brokers, dealers and customers for securities transactions	1,294,607	1,221,414
Cash collateral provided for derivative and other financial transactions	2,000,222	2,121,025
Retirement benefit assets	518,934	168,962
Security deposits	87,578	88,518
Others	662,529	276,928

Total other assets	¥4,945,631	¥4,272,630

16	DEPOSITS

Deposits at March 31, 2021 and 2020 consisted of the following:

	At March 31,
	2021	2020
	(In millions)
Non-interest-bearing demand deposits	¥28,269,215	¥25,307,775
Interest-bearing demand deposits	68,635,578	59,772,689
Deposits at notice	11,462,658	10,769,494
Time deposits	25,818,987	25,023,508
Negotiable certificates of deposit	12,570,618	10,180,436
Others(1)	8,736,598	7,377,516

Total deposits	¥155,493,654	¥138,431,418

(1)	Others include, among other items, foreign currency deposits in domestic offices and Japanese yen accounts held by foreign depositors in domestic offices.

17	TRADING LIABILITIES

Trading liabilities at March 31, 2021 and 2020 consisted of the following:

	At March 31,
	2021	2020
	(In millions)
Debt instruments “short position”	¥2,002,591	¥1,915,687
Equity instruments “short position”	78,235	102,797

Total trading liabilities	¥2,080,826	¥2,018,484

Trading liabilities include the instruments classified as held for trading. Trading debt instruments mainly consist of Japanese government bonds. Trading equity instruments mainly consist of publicly traded Japanese stocks.

18	FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS

Financial liabilities designated at fair value through profit or loss at March 31, 2021 and 2020 consisted of the following:

	At March 31,
	2021	2020
	(In millions)
Borrowings	¥24,971	¥—
Debt securities in issue	214,548	—

Total financial liabilities designated at fair value through profit or loss	¥239,519	¥—

From April 1, 2020, the Group adopted the fair value option for certain financial liabilities which were issued by the Group’s securities subsidiary. As part of risk management, the Group enters into derivative transactions to offset the profit or loss of financial liabilities containing embedded derivatives, designated at fair value through profit or loss (“FVPL”) under the fair value option. The carrying amount of financial liabilities designated at FVPL at March 31, 2021 was ¥2,980 million more than the contractual amount required to be paid at maturity. The cumulative losses arising from changes in own credit risk of financial liabilities designated at FVPL were ¥4,981 million at March 31, 2021.

19	BORROWINGS

Borrowings at March 31, 2021 and 2020 consisted of the following:

	At March 31,
	2021	2020
	(In millions)
Unsubordinated borrowings	¥17,565,291	¥15,208,696
Subordinated borrowings	249,833	254,064
Liabilities associated with securitization transactions	1,227,590	1,272,714
Lease liabilities	380,641	385,888

Total borrowings	¥19,423,355	¥17,121,362

20	DEBT SECURITIES IN ISSUE

Debt securities in issue at March 31, 2021 and 2020 consisted of the following:

		At March 31,
	Interest rate	2021	2020
		(In millions)
SMFG:
Bonds:
Bonds, payable in United States dollars, due 2021-2051	0.00%-4.31%	¥4,793,038	¥4,357,548
Bonds, payable in euros, due 2022-2033	0.00%-1.72%	891,662	761,597
Bonds, payable in Australian dollars, due 2022-2028	1.22%-4.13%	252,135	199,201
Bonds, payable in Hong Kong dollars, due 2028	3.54%	4,493	4,581
Subordinated bonds:
Subordinated bonds, payable in Japanese yen, due 2024-2030	0.30%-1.33%	605,472	724,332
Subordinated bonds, payable in United States dollars, due 2024-2030	2.14%-4.44%	342,931	262,856

Total SMFG		6,889,731	6,310,115

SMBC:
Commercial paper	(0.60%)-1.90%	978,109	642,377
Bonds:
Bonds, payable in United States dollars, due 2020-2045	2.00%-4.30%	576,458	859,470
Bonds, payable in euros, due 2020-2023	0.09%-2.75%	162,788	411,895
Bonds, payable in Australian dollars, due 2020-2025	2.90%-3.67%	11,408	20,227
Bonds, payable in Hong Kong dollars, due 2020-2025	2.09%-2.92%	23,722	33,908
Bonds, payable in Thai baht, due 2020-2021	2.00%-2.66%	7,080	19,980
Bonds, payable in Great Britain pound, due 2020	0.82%	—	33,338
Bonds, payable in Chinese yuan, due 2023	3.20%	16,828	—
Subordinated bonds:
Subordinated bonds, payable in Japanese yen, due 2020-2026	1.43%-2.21%	139,935	289,899
Subordinated bonds, payable in United States dollars, due 2022	4.85%	169,024	168,386
Subordinated bonds, payable in euros, due 2020	4.00%	—	89,442

Total SMBC		2,085,352	2,568,922

Other subsidiaries:
Commercial paper	(0.00%)-2.85%	1,347,181	1,094,325
Bonds:
Bonds, payable in Japanese yen, due 2020-2050	0.01%-20.00%	252,354	483,329
Bonds, payable in United States dollars, due 2020-2037	0.01%-11.40%	197,654	206,552
Bonds, payable in euros, due 2023-2029	0.01%-0.55%	422,121	268,512
Bonds, payable in Indonesian rupiah, due 2020-2024	7.50%-8.25%	7,553	21,067
Bonds, payable in Australian dollars, due 2020-2031	0.01%-3.00%	1,179	1,290
Bonds, payable in Turkish lira, due 2020-2023	0.01%-15.00%	2,444	4,081
Bonds, payable in Chinese yuan, due 2020-2021	0.00%	3,031	6,855
Subordinated bonds:
Subordinated bonds, payable in Japanese yen, due 2028	4.00%-4.15%	20,000	20,000

Total other subsidiaries		2,253,517	2,106,011

Total debt securities in issue		¥11,228,600	¥10,985,048

Interest rates represent the contractual interest rates that were applied at March 31, 2021 and 2020, and thus do not represent the actual effective interest rates.

The following table presents the movement in Subordinated bonds for the fiscal years ended March 31, 2021 and 2020.

	For the fiscal year ended March 31,
	2021	2020
	(In millions)
Subordinated bonds at beginning of period(1)	¥1,554,915	¥1,595,327
Cash flows:
Proceeds from issuance of subordinated bonds	90,135	54,303
Redemption of subordinated bonds	(361,820)	(113,000)
Non-cash changes:
Foreign exchange translations	14,201	(10,900)
Others	(20,069)	29,185

Subordinated bonds at end of period(1)	¥1,277,362	¥1,554,915

(1)	The balances are comprised of subordinated bonds issued by SMFG, SMBC and other subsidiaries.

21	PROVISIONS

The following table presents movements by class of provisions for the fiscal years ended March 31, 2021 and 2020.

	Provision for interest repayment	Other provisions	Total
	(In millions)
Balance at April 1, 2019	¥148,409	¥46,409	¥194,818
Additional provisions	39,000	19,614	58,614
Amounts used	(43,674)	(9,577)	(53,251)
Unused amounts reversed	(29)	(106)	(135)
Amortization of discount and effect of change in discount rate	(277)	157	(120)
Others	—	127	127

Balance at March 31, 2020	143,429	56,624	200,053

Additional provisions	39,000	34,374	73,374
Amounts used	(40,572)	(8,418)	(48,990)
Unused amounts reversed	(559)	(27)	(586)
Amortization of discount and effect of change in discount rate	(97)	147	50
Others	—	373	373

Balance at March 31, 2021	¥141,201	¥83,073	¥224,274

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

The provision for interest repayment is calculated by estimating the future claims for the refund of gray zone interest, taking into account historical experience such as the number of customer claims for a refund, the amount of repayments and the characteristics of customers, and the length of the period during which claims are expected to be received in the future. Of these historical experiences, the number of customer claims for the refund has a significant effect on the amount of the provision, and the historical number of customer claims to the Group was 89 thousand, 95 thousand and 84 thousand for the fiscal years ended March 31, 2021, 2020 and 2019, respectively. The timing of the settlement of these claims is uncertain.

The decrease in the provision for interest repayment for the fiscal year ended March 31, 2021 was primarily due to the use of the provision during the year, which was partially offset by additional provisions as a result of the estimation of the future claims for the refund.

Other Provisions

Other provisions include asset retirement obligations and provisions for loan commitments, reimbursement of deposits, point programs, product warranties and litigation claims. Most of these provisions occurred in the normal course of business and none of them were individually significant at March 31, 2021 and 2020.

22	OTHER LIABILITIES

Other liabilities at March 31, 2021 and 2020 consisted of the following:

	At March 31,
	2021	2020
	(In millions)
Accrued expenses	¥320,850	¥338,626
Unearned income	105,510	121,416
Financial guarantees and other credit-related contingent liabilities	34,227	42,515
Due to trust account	1,732,438	1,379,220
Payables to brokers, dealers and customers for securities transactions	2,504,422	1,712,641
Payables related to credit card services	743,514	636,032
Obligations from factoring transactions	479,963	506,202
Retirement benefit liabilities	38,881	38,986
Guarantee deposits received	746,465	1,130,839
Others	2,071,232	1,694,878

Total other liabilities	¥8,777,502	¥7,601,355

23	DEFERRED INCOME TAX

The changes of net deferred tax assets and liabilities for the fiscal years ended March 31, 2021 and 2020 were as follows:

	For the fiscal year ended March 31,
	2021	2020
	(In millions)
At beginning of period	¥36,015	¥(230,292)
Deferred tax benefit (expense)	(43,660)	151,292
Deferred tax relating to other comprehensive income:
Remeasurements of defined benefit plans reserve	(100,427)	27,028
Financial instruments at fair value through other comprehensive income reserve	(266,255)	96,170
Own credit on financial liabilities designated at fair value through profit or loss reserve	1,525	—
Exchange differences on translating foreign operations reserve	(3,921)	2,226
Acquisition and disposal of subsidiaries and businesses	5	(6,438)
Exchange differences and others	6,141	(3,971)

At end of period	¥(370,577)	¥36,015

The deferred tax assets and liabilities at March 31, 2021 and 2020 were attributable to the following items:

	At March 31,
	2021	2020
	(In millions)
Deferred tax assets:
Loans and advances	¥389,209	¥349,058
Tax losses carried forward	63,563	68,678
Derivative financial instruments	49,076	95,917
Provision for interest repayment	39,386	39,928
Retirement benefits	10,130	42,719
Investment securities	207	216
Other deductible temporary differences	127,720	121,580

Total deferred tax assets	679,291	718,096

Deferred tax liabilities:
Investment securities	780,118	477,168
Retirement benefits	76,821	3,110
Property, plant and equipment	65,483	56,992
Goodwill and intangible assets	60,145	64,574
Lease transactions	7,399	8,845
Other taxable temporary differences	59,902	71,392

Total deferred tax liabilities	1,049,868	682,081

Net deferred tax assets (liabilities)(1)	¥(370,577)	¥36,015

(1)

Deferred tax assets and deferred tax liabilities are offset in the consolidated statements of financial position if the entity has a legally enforceable right to set off current tax assets against current tax liabilities, and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on the same taxable entity.

The Company has adopted the consolidated corporate-tax system in Japan. Under the consolidated corporate-tax system, the taxable profits or losses on a consolidated basis are calculated by aggregating those of the parent company and its wholly owned domestic subsidiaries (a “tax consolidated group”), and any unused tax losses carried forward, except for certain specified consolidated tax losses carried forward, by one company can be used by another company within the tax consolidated group for Japanese national corporation tax purposes. Therefore, the deferred tax assets relating to deductible temporary differences and tax losses carried forward were recognized on a consolidated basis, but only to the extent that it is probable that future consolidated taxable profits will be available against which the deductible temporary differences and tax losses carried forward can be utilized.

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

The following table shows the amounts of deductible temporary differences and tax losses carried forward by expiration date at March 31, 2021 and 2020 for which no deferred tax assets were recognized.

	At March 31,
	2021	2020
	(In millions)
Deductible temporary differences	¥229,111	¥232,242
Tax losses carried forward which will expire in 1 year	56,745	220,969
2 years	49,388	63,570
3 years	37,702	49,388
4 years	23,082	37,702
5 years	16,054	23,082
6 years	60,252	13,120
7 years	—	60,027
8 years	137,202	—
9 years	46,457	137,046
10 years and thereafter	47,129	54,174

Total deductible temporary differences and tax losses carried forward(1)	¥703,122	¥891,320

(1)

Under the consolidated corporate-tax system, the Company and its wholly owned domestic subsidiaries recognized deferred tax assets relating to deductible temporary differences and tax losses carried forward on a consolidated basis for Japanese national corporation tax purposes and on a stand-alone basis for Japanese local corporation tax purposes. There are deductible temporary differences and tax losses carried forward on which deferred tax assets are recognized for Japanese national corporation tax purposes, but on which no deferred tax assets are recognized for Japanese local corporation tax purposes. These deductible temporary differences and tax losses carried forward amounted to ¥216,294 million and ¥229,883 million at March 31, 2021 and 2020, respectively.

In addition to the above table, the Group does not recognize deferred tax assets for deductible temporary differences related to investments in subsidiaries, associates and joint ventures where the Company has no intention to reverse these differences in the foreseeable future. The amount of those deductible temporary differences was ¥1,041 billion and ¥1,471 billion at March 31, 2021 and 2020, respectively.

At March 31, 2021 and 2020, the amount of taxable temporary differences associated with investments in subsidiaries, associates and joint ventures for which deferred tax liabilities had not been recognized was ¥2,787 billion and ¥1,777 billion, respectively. The Company can control the timing of reversal of the temporary differences and it is probable that they will not be reversed in the foreseeable future.

Deferred tax benefit and expense for the fiscal years ended March 31, 2021 and 2020 was attributable to the following temporary differences and tax losses carried forward:

	For the fiscal year ended March 31,
	2021	2020
	(In millions)
Derivative financial instruments	¥(48,773)	¥47,115
Investment securities	(36,714)	720
Loans and advances	34,953	65,549
Property, plant and equipment	(11,218)	556
Retirement benefits	(5,881)	5,131
Goodwill and intangible assets	4,428	13,552
Tax losses carried forward	(2,491)	24,769
Lease transactions	1,171	1,373
Provision for interest repayment	(541)	2,083
Other temporary differences—net	21,406	(9,556)

Total deferred tax benefit (expense)	¥(43,660)	¥151,292

24	RETIREMENT BENEFITS

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

The amounts of the retirement benefit liabilities and the retirement benefit assets recognized in the consolidated statements of financial position at March 31, 2021 and 2020 were determined as follows:

	At March 31,
	2021	2020
	(In millions)
Present value of unfunded obligations	¥(32,872)	¥(32,696)
Present value of funded obligations	(1,114,185)	(1,155,401)
Fair value of plan assets	1,627,110	1,318,073

Net retirement benefit assets (liabilities)	¥480,053	¥129,976

Of which retirement benefit liabilities included in “Other liabilities”	¥(38,881)	¥(38,986)
Of which retirement benefit assets included in “Other assets”	¥518,934	¥168,962

The movements in the defined benefit obligations for the fiscal years ended March 31, 2021 and 2020 were as follows:

	For the fiscal year ended March 31,
	2021	2020
	(In millions)
At beginning of period	¥1,188,097	¥1,188,183
Current service cost	32,099	37,775
Interest cost	6,352	6,826
Actuarial losses (gains)—demographic assumptions	1,510	8,089
Actuarial losses—financial assumptions	(6,348)	757
Actuarial losses—experience	2,630	2,592
Benefits paid	(41,933)	(43,636)
Lump-sum payments	(12,463)	(12,443)
Past service cost(1)	(28,023)	—
Acquisition of subsidiaries and businesses	46	1,252
Others	5,090	(1,298)

At end of period	¥1,147,057	¥1,188,097

(1)

During the fiscal year ended March 31, 2021, SMBC made an amendment to its terms of defined benefit pension plans. Primarily as a result of the amendment, the defined benefit obligation decreased by ¥28,023 million and a corresponding past service cost was recognized as profit for the fiscal year ended March 31, 2021.

The movements in the fair value of plan assets for the fiscal years ended March 31, 2021 and 2020 were as follows:

	For the fiscal year ended March 31,
	2021	2020
	(In millions)
At beginning of period	¥1,318,073	¥1,420,639
Interest income	7,767	8,080
Return on plan assets excluding interest income	325,474	(77,512)
Contributions by employer	11,752	13,145
Benefits paid	(41,933)	(43,636)
Others	5,977	(2,643)

At end of period	¥1,627,110	¥1,318,073

The amounts recognized in “General and administrative expenses” in the consolidated income statements for the fiscal years ended March 31, 2021, 2020 and 2019 were as follows:

	For the fiscal year ended March 31,
	2021	2020	2019
	(In millions)
Current service cost	¥32,099	¥37,775	¥38,540
Net interest cost	(1,415)	(1,254)	(1,797)
Past service cost	(28,023)	—	108

Total	¥2,661	¥36,521	¥36,851

The plan assets at March 31, 2021 and 2020 were composed as follows:

	At March 31,
	2021			2020
	Quoted in active markets	Other	Total	Quoted in active markets	Other	Total
	(In millions)
Plan assets retained in the pension funds:
Equity instruments	¥248,064	¥157,910	¥405,974	¥184,621	¥138,692	¥323,313
Debt instruments	14,552	218,610	233,162	21,326	174,030	195,356
General account of life insurance companies	117	40,216	40,333	124	39,697	39,821
Other investments and short-term assets	48,178	295,104	343,282	47,496	243,834	291,330
Plan assets retained in the retirement benefit trusts:
Equity instruments	530,485	2,211	532,696	416,923	1,470	418,393
Other short-term assets	63,324	8,339	71,663	40,254	9,606	49,860

Total	¥904,720	¥722,390	¥1,627,110	¥710,744	¥607,329	¥1,318,073

The assets in the pension funds included common stocks issued by the Group at March 31, 2021 and 2020. The amounts of these stocks were not significant.

The assets in retirement benefit trusts were primarily composed of Japanese equity instruments. Most of the plan assets held by the Group are invested in Japanese equity and debt instruments. Accordingly, the Group may be exposed to market risk arising from the domestic markets.

The Group retained the voting rights of some of these equity instruments with fair values of ¥515,890 million and ¥406,305 million (31.7% and 30.8% of the total fair values of plan assets) at March 31, 2021 and 2020, respectively.

The principal actuarial assumptions used at March 31, 2021, 2020 and 2019 were as follows:

	At March 31,
	2021	2020	2019
Discount rates	0.6%	0.5%	0.5%

Discount rates are weighted on the basis of the defined benefit obligations.

The assumptions for future mortality are based on the official mortality table generally used for actuarial assumptions in Japan. The current average remaining life expectancy of an individual retiring at age 60 was 24 years for males and 29 years for females under the mortality table used at March 31, 2021, and 23 years for males and 28 years for females under the mortality table used at March 31, 2020 and 2019.

The sensitivity analyses of the effect of changes in key assumptions on the defined benefit obligations at March 31, 2021 and 2020 were as follows:

	At March 31,
	2021	2020
	Increase/(decrease)	Increase/(decrease)
	(In millions)
Discount rates:
Increase by 50 bps	¥(65,357)	¥(75,446)
Decrease by 50 bps	73,727	85,951
Average life expectancy at age 60:
Increase of one year	¥35,200	¥40,012

Each increase and decrease in the table above assumes that only one assumption is changed, with all other assumptions remaining unchanged. In practice, however, changes in multiple assumptions may occur in a mutually interrelated manner.

The weighted average durations of defined benefit plans for the fiscal years ended March 31, 2021, 2020 and 2019 were as follows:

	At March 31,
	2021	2020	2019
	(Years)
Lump-sum severance indemnity plans	12.9	10.5	12.7
Defined benefit pension plans	18.5	17.5	18.9

Funding Policy for Plan Assets

The pension funds review the funding status of plan assets every year. If any funding deficit is identified, a measure to cover such deficit will be implemented, for example, by increasing the amount of contributions by the employer.

Expected contribution

Expected contributions to the defined benefit plans for the fiscal year ending March 31, 2022 are ¥18,297 million.

Defined Contribution Plans

SMBC and some of the Company’s other subsidiaries provide defined contribution plans. The amounts recognized as expenses for the defined contribution plans were ¥10,994 million, ¥11,139 million and ¥10,862 million for the fiscal years ended March 31, 2021, 2020 and 2019, respectively, which were included in “General and administrative expenses” in the consolidated income statements.

Employees’ Pension Insurance Plan

In Japan, the Government of Japan operates the Employees’ Pension Insurance Plan which covers most of the private entities’ employees. The amounts of contributions charged to expense for the Employees’ Pension Insurance Plan were ¥37,692 million, ¥37,990 million and ¥39,232 million for the fiscal years ended March 31, 2021, 2020 and 2019, respectively, which were included in “General and administrative expenses” in the consolidated income statements.

25	SHAREHOLDERS’ EQUITY

Common Stock

The changes in the number of issued shares of common stock and common stock held by the Company or its subsidiaries during the fiscal years ended March 31, 2021, 2020 and 2019 were as follows:

	For the fiscal year ended March 31,
	2021		2020		2019
	Outstanding	In treasury	Outstanding	In treasury	Outstanding	In treasury
At beginning of period	1,373,171,556	3,645,043	1,399,401,420	3,800,918	1,414,443,390	3,884,968
Net change	868,505	(32,741)	(26,229,864)	(155,875)	(15,041,970)	(84,050)

At end of period	1,374,040,061	3,612,302	1,373,171,556	3,645,043	1,399,401,420	3,800,918

The total number of authorized shares of common stock was 3,000 million at March 31, 2021 and 2020 with no stated value. All issued shares are fully paid. The details of the stock options and the restricted shares outstanding are described in Note 40 “Share-Based Payment.”

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

Preferred Stock

The following table shows the number of shares of preferred stock at March 31, 2021 and 2020.

	At March 31, 2021		At March 31, 2020
	Authorized	Issued	Authorized	Issued
Type 5 preferred stock	167,000	—	167,000	—
Type 7 preferred stock	167,000	—	167,000	—
Type 8 preferred stock	115,000	—	115,000	—
Type 9 preferred stock	115,000	—	115,000	—

All the preferred stocks have no stated value. There was no movement in preferred stock during the fiscal years ended March 31, 2021, 2020 and 2019.

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

Restriction on the Payment of Dividends

The amount of the capital surplus and retained earnings of the Company that can be paid out as dividends is subject to restrictions under the Companies Act of Japan (“Companies Act”). These amounts are calculated based on the Company’s nonconsolidated statement of financial position prepared in accordance with Japanese GAAP. Therefore, the adjustments made to prepare the IFRS consolidated financial statements have no impact on the calculation. The total amount that the Company can pay out as a dividend was ¥2,078 billion at March 31, 2021.

Other than the restriction by the Companies Act, the Company is required to maintain a risk-weighted capital ratio as per the Banking Act of Japan (“Banking Act”). The detail of the restriction is described in Note 46 “Financial Risk Management.” Therefore, the Company would not be able to pay a dividend if the ratio were to fall below the minimum amount as a result of the payment of the dividends.

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

The movements of remeasurements of the defined benefit plans reserve for the fiscal years ended March 31, 2021, 2020 and 2019 were as follows:

	For the fiscal year ended March 31,
	2021	2020	2019
	(In millions)
At beginning of period	¥(2,553)	¥72,425	¥76,102
Gains (losses) arising during the period, before tax	327,681	(88,950)	(40,329)
Income tax (expense) benefit for changes arising during the period	(100,427)	27,028	12,407
Amount attributable to non-controlling interests	26	(29)	53
Share of other comprehensive income (loss) of associates and joint ventures	1,096	(333)	760
Transfer from other reserves to retained earnings	(11,412)	(12,694)	23,432

At end of period	¥214,411	¥(2,553)	¥72,425

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

The movements of the financial instruments at FVOCI reserve for the fiscal years ended March 31, 2021, 2020 and 2019 were as follows:

	For the fiscal year ended March 31,
	2021	2020	2019
	(In millions)
At beginning of period	¥1,500,013	¥1,730,607	¥1,718,937
Gains (losses) arising during the period, before tax	996,972	(178,166)	21,936
Income tax (expense) benefit for changes arising during the period	(304,515)	54,206	2,982
Reclassification adjustments for (gains) losses included in net profit, before tax	(79,711)	(96,624)	(6,071)
Income tax (expense) benefit for reclassification adjustments	24,409	29,590	1,844
Amount attributable to non-controlling interests	4	(2)	53,769
Share of other comprehensive income (loss) of associates and joint ventures	5,751	231	1,368
Transfer from other reserves to retained earnings	(36,668)	(39,829)	(64,158)

At end of period	¥2,106,255	¥1,500,013	¥1,730,607

Own credit on financial liabilities designated at fair value through profit or loss reserve

The own credit on financial liabilities designated at fair value through profit or loss (“FVPL”) reserve includes the accumulated gains and losses arising from changes in fair value that is attributable to changes in own credit risk of financial liabilities designated at FVPL.

The movements of own credit on financial liabilities designated at fair value through profit or loss reserve for the fiscal year ended March 31, 2021 were as follows:

For the fiscal year ended March 31,
2021
(In millions)
At beginning of period	¥—
Gains (losses) arising during the period, before tax	(4,981)
Income tax (expense) benefit for changes arising during the period	1,526

At end of period	¥(3,455)

Exchange differences on translating foreign operations reserve

Exchange differences on translating foreign operations reserve includes foreign exchange differences arising from the translation of the net assets of foreign operations from their functional currencies to the Group’s presentation currency, Japanese yen.

The movements of exchange differences on translating the foreign operations reserve for the fiscal years ended March 31, 2021, 2020 and 2019 were as follows:

	For the fiscal year ended March 31,
	2021	2020	2019
	(In millions)
At beginning of period	¥28,260	¥113,334	¥125,987
Gains (losses) arising during the period, before tax	86,842	(78,742)	22,517
Income tax (expense) benefit for changes arising during the period	(3,784)	2,288	343
Reclassification adjustments for (gains) losses included in net profit, before tax	446	204	(37,247)
Income tax (expense) benefit for reclassification adjustments	(137)	(62)	131
Amount attributable to non-controlling interests	(469)	2,741	4,430
Share of other comprehensive income (loss) of associates and joint ventures	2,488	(11,503)	(2,827)

At end of period	¥113,646	¥28,260	¥113,334

26	EQUITY ATTRIBUTABLE TO OTHER EQUITY INSTRUMENTS HOLDERS

Equity attributable to other equity instruments holders at March 31, 2021 and 2020 consisted of the following:

	At March 31,
	2021	2020
	(In millions)
Perpetual subordinated bonds	¥648,536	¥684,476

Total equity attributable to other equity instruments holders	¥648,536	¥684,476

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

27	NET INTEREST INCOME

Net interest income for the fiscal years ended March 31, 2021, 2020 and 2019 consisted of the following:

	For the fiscal year ended March 31,
	2021	2020	2019
	(In millions)
Interest income from:
Deposits with banks	¥17,411	¥81,592	¥103,798
Call loans and bills bought	11,091	16,556	16,400
Reverse repurchase agreements and cash collateral on securities borrowed	14,148	52,865	38,387
Investment securities	126,639	178,830	152,915
Loans and advances	1,611,081	2,077,202	2,094,850

Total interest income	1,780,370	2,407,045	2,406,350

Interest expense from:
Deposits	179,910	582,799	601,365
Call money and bills sold	1,755	10,483	14,212
Repurchase agreements and cash collateral on securities lent	7,131	132,389	120,984
Borrowings	62,624	92,425	107,233
Debt securities in issue	109,205	232,473	256,035
Premiums for deposit insurance	35,813	36,809	35,555
Others	807	3,352	2,046

Total interest expense	397,245	1,090,730	1,137,430

Net interest income	¥1,383,125	¥1,316,315	¥1,268,920

28	NET FEE AND COMMISSION INCOME

Net fee and commission income for the fiscal years ended March 31, 2021, 2020 and 2019 consisted of the following:

	For the fiscal year ended March 31,
	2021	2020	2019
	(In millions)
Fee and commission income from:
Loans	¥132,523	¥123,472	¥118,225
Credit card business	304,787	304,238	290,034
Guarantees	64,422	67,846	63,112
Securities-related business	169,251	149,837	142,870
Deposits	14,763	14,045	12,650
Remittances and transfers	138,907	141,617	139,625
Safe deposits	4,160	4,349	4,546
Trust fees	4,885	4,680	4,629
Investment trusts	163,522	150,349	127,762
Agency	8,442	9,612	11,417
Others	168,720	177,087	186,907

Total fee and commission income	1,174,382	1,147,132	1,101,777

Fee and commission expense from:
Remittances and transfers	39,417	40,601	42,150
Others	162,306	163,221	136,201

Total fee and commission expense	201,723	203,822	178,351

Net fee and commission income	¥972,659	¥943,310	¥923,426

Fee and commission income can be mainly disaggregated into credit card business, securities-related business, investment trusts, remittances and transfers and loans by types of services. Fees obtained through credit card business principally arise in the Retail Business Unit. Fees obtained through securities-related business principally arise in the Wholesale Business Unit, the Retail Business Unit and the Global Business Unit. Fees and commissions obtained through investment trusts principally arise in the Retail Business Unit and Head office account and others, which include the investment advisory and investment trust management businesses. Remittance and transfer fees principally arise in the Wholesale Business Unit, the Retail Business Unit and the Global Business Unit. Loan transaction fees principally arise in the Wholesale Business Unit and the Global Business Unit.

29	NET TRADING INCOME

Net trading income for the fiscal years ended March 31, 2021, 2020 and 2019 consisted of the following:

	For the fiscal year ended March 31,
	2021	2020	2019
	(In millions)
Interest rate	¥38,987	¥149,420	¥176,352
Foreign exchange	168,462	(78,541)	92,835
Equity	34,772	59,388	46,576
Credit	(4,723)	2,495	3,667
Others	248	1,307	872

Total net trading income	¥237,746	¥134,069	¥320,302

Net trading income includes income and losses from trading assets and liabilities, and derivative financial instruments.

30	NET INCOME (LOSS) FROM FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

Net income (loss) from financial assets and liabilities at fair value through profit or loss for the fiscal years ended March 31, 2021, 2020 and 2019 consisted of the following:

	For the fiscal year ended March 31,
	2021	2020	2019
	(In millions)
Net income (loss) from financial assets mandatorily at fair value through profit or loss:
Net income (loss) from debt instruments	¥262,396	¥(23,557)	¥53,048
Net income from equity instruments	23,687	1,618	1,607
Net loss from financial liabilities designated at fair value through profit or loss	(6,071)	—	—

Total net income (loss) from financial assets and liabilities at fair value through profit or loss	¥280,012	¥(21,939)	¥54,655

31	NET INVESTMENT INCOME

Net investment income for the fiscal years ended March 31, 2021, 2020 and 2019 consisted of the following:

	For the fiscal year ended March 31,
	2021	2020	2019
	(In millions)
Net gain from disposal of debt instruments	¥79,711	¥96,624	¥6,072
Dividend income	74,109	79,840	87,850

Total net investment income	¥153,820	¥176,464	¥93,922

Dividend income from equity instruments at fair value through other comprehensive income which were derecognized during the fiscal years ended March 31, 2021, 2020 and 2019 were ¥1,027 million, ¥1,555 million and ¥2,524 million, respectively.

32	OTHER INCOME

Other income for the fiscal years ended March 31, 2021, 2020 and 2019 consisted of the following:

	For the fiscal year ended March 31,
	2021	2020	2019
	(In millions)
Income from operating leases	¥34,426	¥40,337	¥235,044
Income related to disposal of assets leased	1,233	2,744	112,344
Income related to IT solution services	12,836	19,880	33,828
Gains on disposal of property, plant and equipment, and other intangible assets	3,035	1,862	541
Reversal of impairment losses of investments in associates and joint ventures	9,930	—	2,402
Gains on step acquisition of subsidiaries	405	22,040	—
Others	76,358	68,768	121,507

Total other income	¥138,223	¥155,631	¥505,666

33	IMPAIRMENT CHARGES ON FINANCIAL ASSETS

Impairment charges (reversals) on financial assets for the fiscal years ended March 31, 2021, 2020 and 2019 consisted of the following:

	For the fiscal year ended March 31,
	2021	2020	2019
	(In millions)
Loans and advances	¥277,085	¥249,478	¥122,927
Loan commitments	12,729	11,011	(9,771)
Financial guarantees	(7,328)	(551)	6,529
Investment securities	—	—	1

Total impairment charges on financial assets	¥282,486	¥259,938	¥119,686

34	GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses for the fiscal years ended March 31, 2021, 2020 and 2019 consisted of the following:

	For the fiscal year ended March 31,
	2021	2020	2019
	(In millions)
Personnel expenses	¥770,769	¥787,880	¥803,821
Depreciation and amortization(1)	255,702	258,516	168,564
Rent and lease expenses(1)	—	—	112,660
Building and maintenance expenses	8,593	8,864	10,254
Supplies expenses	15,191	15,506	16,252
Communication expenses	33,454	34,213	35,030
Publicity and advertising expenses	89,924	73,483	63,669
Taxes and dues	83,554	84,364	82,792
Outsourcing expenses	111,737	109,100	100,495
Office equipment expenses	56,389	51,283	47,139
Others	253,802	273,177	239,137

Total general and administrative expenses	¥1,679,115	¥1,696,386	¥1,679,813

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

35	OTHER EXPENSES

Other expenses for the fiscal years ended March 31, 2021, 2020 and 2019 consisted of the following:

	For the fiscal year ended March 31,
	2021	2020	2019
	(In millions)
Cost of operating leases	¥23,225	¥26,380	¥120,412
Cost related to disposal of assets leased	—	—	101,218
Cost related to IT solution services and IT systems	84,691	85,872	96,727
Provision for interest repayment	38,344	38,694	47,293
Losses on disposal of property, plant and equipment, and other intangible assets	3,725	1,937	4,596
Impairment losses of property, plant and equipment	10,959	79,947	5,906
Impairment losses of intangible assets	42,846	28,689	66,665
Losses on sale of investments in subsidiaries and associates	680	—	2,677
Impairment losses of investments in associates and joint ventures(1)	12,537	174,782	50,679
Losses on step acquisition of subsidiaries	—	—	25,744
Others	66,872	52,505	53,740

Total other expenses	¥283,879	¥488,806	¥575,657

(1)

For the fiscal year ended March 31, 2021 and 2020, the Group recognized an impairment loss of ¥10,391 million and ¥133,122 million, respectively, on investments in associates and joint ventures, due to the decline in the stock price of its equity-method associate, The Bank of East Asia, Limited.

36	INCOME TAX EXPENSE

The detail of income tax expense for the fiscal years ended March 31, 2021, 2020 and 2019 was as follows:

	For the fiscal year ended March 31,
	2021	2020	2019
	(In millions)
Current tax:
Charge for period(1)	¥207,742	¥203,060	¥173,683
Deferred tax:
Origination and reversal of temporary differences	48,295	(94,773)	17,460
Change in the write-down of deferred tax assets on the current fiscal year income tax expense	(4,635)	(56,519)	(6,837)

Total deferred tax expense (benefit)	43,660	(151,292)	10,623

Total income tax expense	¥251,402	¥51,768	¥184,306

(1)

As a result of the adoption of IFRS 9, the current income tax expense of ¥13,851, ¥12,374 million and ¥103,264 million were recognized directly in equity for the fiscal years ended March 31, 2021, 2020 and 2019, respectively.

The following table shows the reconciliations of the effective income tax rates for the fiscal years ended March 31, 2021, 2020 and 2019.

	For the fiscal year ended March 31,
	2021	2020	2019
	(In millions, except percentages)
Profit before tax	¥956,478	¥282,751	¥831,892
Income tax expense	251,402	51,768	184,306
Effective income tax rate	26.3%	18.3%	22.2%
Effective statutory tax rate in Japan(1)	30.6%	30.6%	30.6%
Non-Japanese earnings	(1.6%)	(4.4%)	(3.0%)
Tax impact of impairment losses of goodwill	1.4%	—	—
Tax impact of share of post-tax profit in associates and joint ventures	(1.2%)	(2.6%)	(1.5%)
Nontaxable dividends received	(0.7%)	(3.3%)	(4.8%)
Effect of the change in the write-down of deferred tax assets on the current fiscal year income tax expense	(0.5%)	(20.0%)	(0.8%)
Tax impact of impairment losses and reversal of impairment losses for investments in associates and joint ventures—net	0.1%	18.9%	1.8%
Gains on step acquisition of subsidiaries and associates and joint ventures which were not taxable	—	(2.4%)	1.0%
Others—net	(1.8%)	1.5%	(1.1%)

Effective income tax rate	26.3%	18.3%	22.2%

(1)

The effective statutory tax rate in Japan for the fiscal year ended March 31, 2021 is the aggregate of the effective corporation tax rate of 23.2%, the effective local corporation tax rate of 2.4%, the effective inhabitant tax rate of 2.4% and the effective enterprise tax rate of 2.6%, which is payable by corporate entities on taxable profits under the tax laws in Japan. The effective local corporation tax rate and the effective inhabitant tax rate were changed from 1.0% and 3.8%, which were applied to the fiscal years ended March 31, 2020 and 2019.

37	EARNINGS PER SHARE

The following table shows the income and share data used in the basic and diluted earnings per share calculations for the fiscal years ended March 31, 2021, 2020 and 2019.

	For the fiscal year ended March 31,
	2021	2020	2019
	(In millions, except number of shares and per share data)
Basic:
Profit attributable to shareholders of the Company	¥687,483	¥200,052	¥541,932
Weighted average number of common stock in issue (in thousands of shares)	1,370,214	1,375,118	1,397,599

Basic earnings per share	¥501.73	¥145.48	¥387.76

Diluted:
Profit attributable to the common shareholders of the Company	¥687,483	¥200,052	¥541,932
Impact of dilutive potential ordinary shares issued by subsidiaries	—	(3)	(19)

Net profit used to determine diluted earnings per share	¥687,483	¥200,049	¥541,913

Weighted average number of common stock in issue (in thousands of shares)	1,370,214	1,375,118	1,397,599
Adjustments for stock options (in thousands of shares)	658	802	924

Weighted average number of common stock for diluted earnings per share (in thousands of shares)	1,370,872	1,375,920	1,398,523

Diluted earnings per share	¥501.49	¥145.39	¥387.49

38	TRANSFERS OF FINANCIAL ASSETS

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

The following tables show the carrying amounts and fair values of transferred financial assets that did not qualify for derecognition and their associated financial liabilities at March 31, 2021 and 2020:

	At March 31, 2021
	Repurchase agreements and securities lending transactions	Loans and advances
		Residential mortgages	Corporate loans
	(In millions)
Carrying amount of assets	¥9,837,768	¥1,522,945	¥849,842
Carrying amount of associated liabilities	8,561,981	1,207,662	788,300

For those liabilities that have recourse only to the transferred assets:
Fair value of assets	¥—	¥1,720,956	¥855,254
Fair value of associated liabilities	—	1,263,296	788,300

Net position	¥—	¥457,660	¥66,954

	At March 31, 2020
	Repurchase agreements and securities lending transactions	Loans and advances
		Residential mortgages	Corporate loans
	(In millions)
Carrying amount of assets	¥8,068,054	¥1,545,664	¥1,083,861
Carrying amount of associated liabilities	7,911,064	1,234,536	761,080

For those liabilities that have recourse only to the transferred assets:
Fair value of assets	¥—	¥1,740,057	¥1,088,121
Fair value of associated liabilities	—	1,286,803	761,128

Net position	¥—	¥453,254	¥326,993

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

39	ASSETS PLEDGED AND RECEIVED AS COLLATERAL

Assets Pledged

The carrying amounts of assets pledged as collateral at March 31, 2021 and 2020 were as follows:

	At March 31,
	2021	2020
	(In millions)
Cash and deposits with banks	¥15,505	¥90,656
Trading assets	1,965,059	2,020,520
Financial assets at fair value through profit or loss	—	303,608
Debt instruments at amortized cost	22,300	258,079
Debt instruments at fair value through other comprehensive income	20,477,063	13,405,374
Equity instruments at fair value through other comprehensive income	4,136	3,138
Loans and advances	10,268,344	10,793,479
Other assets	2,305,749	2,359,282

Total	¥35,058,156	¥29,234,136

The Group pledges assets as collateral to secure payables under repurchase agreements, securities lending transactions and securitizations, borrowings or for cash settlements, margins on derivative transactions and certain other purposes. These transactions are conducted under terms that are usual and customary to standard contracts.

Loaned securities for which the borrowers have the right to sell or repledge were ¥9,837,768 million and ¥8,072,646 million at March 31, 2021 and 2020, respectively.

For the reserve funds with the Bank of Japan and other reserve deposits for foreign offices maintained by the Group, refer to Note 5 “Cash and Deposits with Banks.”

Assets Received as Collateral

Under certain transactions, including reverse repurchase agreements, securities borrowing, and discounting of bills, the Group is permitted to resell or repledge the collateral held in the absence of default by the owner of the collateral. These transactions are conducted under terms that are usual and customary for standard contracts. The fair values of securities and bills accepted as collateral were ¥15,701,634 million and ¥16,962,246 million at March 31, 2021 and 2020, respectively. As to the securities received in the reverse repurchase agreements and securities borrowing transactions, the Group has the obligation to return equivalent securities upon completion of the transactions. The fair value of securities sold or repledged to others was ¥10,446,835 million and ¥12,935,265 million at March 31, 2021 and 2020, respectively.

40	SHARE-BASED PAYMENT

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

The number and the weighted average exercise prices of stock options for the fiscal years ended March 31, 2021 and 2020 were as follows:

	For the fiscal year ended March 31,
	2021		2020
	Number of options(1)	Weighted average exercise price	Number of options(1)	Weighted average exercise price
Outstanding at beginning of period	722,500	¥1	899,400	¥1
Exercised	(87,800)	1	(176,900)	1

Outstanding at end of period	634,700	¥1	722,500	¥1

Exercisable at end of period	346,700	¥1	390,800	¥1

(1)	Number of options is the number of SMFG’s common stock granted by the exercise of stock options.

In June 2017, SMFG and SMBC resolved to discontinue the issuance of new stock options. Thereafter, SMFG has not issued any new stock options.

The weighted average stock price at the date of exercise was ¥2,903 and ¥3,598 for the fiscal years ended March 31, 2021 and 2020, respectively.

Summarized information about stock options outstanding at March 31, 2021 and 2020 was as follows:

		At March 31,
		2021		2020
	Exercise price	Number of options	Remaining contractual lives in years	Number of options	Remaining contractual lives in years
SMFG Stock Acquisition Rights	¥1	634,700	22.4	722,500	23.4

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

The number of restricted shares and the fair value of restricted shares at the measurement date for the fiscal years ended March 31, 2021 and 2020 were as follows:

	For the fiscal year ended March 31,
	2021	2020
Outstanding at beginning of period	923,425	702,203
Allotted	868,505	272,536
Released	(486,964)	(51,314)
Forfeited	(38,953)	—

Outstanding at end of period	1,266,013	923,425

Fair value at measurement date	¥3,015	¥3,828

The fair value of restricted shares is based on the market price of SMFG common stock. If any granted conditions exist, the terms and conditions upon which the shares were granted, are taken into account when estimating both the number of shares expected to vest and the fair value of the shares granted. The amount of restricted shares recognized as expenses was measured based on the fair value of the restricted shares granted, which were ¥927 million and ¥1,260 million for the fiscal years ended March 31, 2021 and 2020, respectively, and included in “General and administrative expenses” in the consolidated income statements.

41	DIVIDENDS PER SHARE

The dividends recognized by the Company for the fiscal years ended March 31, 2021, 2020 and 2019 were as follows:

	Dividends per share	Aggregate amount
	(In yen)	(In millions)
For the fiscal year ended March 31, 2021:
Common stock	¥195	¥267,144
For the fiscal year ended March 31, 2020:
Common stock	¥185	¥255,835
For the fiscal year ended March 31, 2019:
Common stock	¥175	¥245,577

The Company proposed to the shareholders the distribution of a dividend of ¥95 per share of common stock totaling ¥130,191 million in respect of the fiscal year ended March 31, 2021. The dividend is subject to the approval at the general meeting of shareholders on June 29, 2021. The consolidated financial statements for the fiscal year ended March 31, 2021 do not include this dividend.

42	CONTINGENCY AND CAPITAL COMMITMENTS

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

Capital Commitments

At March 31, 2021 and 2020, the Group had ¥8,532 million and ¥48,707 million, respectively, of contractual commitments to acquire property, plant and equipment. The Group’s management is confident that future net revenues and funding will be sufficient to cover these commitments.

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

The table below shows the nominal amounts of undrawn loan commitments, and financial guarantees and other credit-related contingent liabilities at March 31, 2021 and 2020.

	At March 31,
	2021	2020
	(In millions)
Loan commitments	¥71,677,806	¥62,151,698
Financial guarantees and other credit-related contingent liabilities	9,872,696	9,204,996

Total	¥81,550,502	¥71,356,694

43	ANALYSIS OF FINANCIAL ASSETS AND LIABILITIES BY MEASUREMENT BASIS

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

	At March 31, 2021
	Financial assets and liabilities at fair value through profit or loss	Financial assets and liabilities at amortized cost	Debt instruments at fair value through other comprehensive income	Equity instruments at fair value through other comprehensive income	Total
	(In millions)
Financial assets:
Cash and deposits with banks	¥—	¥73,090,816	¥—	¥—	¥73,090,816
Call loans and bills bought	—	2,553,468	—	—	2,553,468
Reverse repurchase agreements and cash collateral on securities borrowed	—	11,738,072	—	—	11,738,072
Trading assets	3,140,736	—	—	—	3,140,736
Derivative financial instruments	5,521,617	—	—	—	5,521,617
Financial assets at fair value through profit or loss	1,744,848	—	—	—	1,744,848
Investment securities	—	72,015	26,392,635	4,586,811	31,051,461
Loans and advances	—	97,714,938	—	—	97,714,938
Other financial assets(1)	—	4,250,454	—	—	4,250,454

Total	¥10,407,201	¥189,419,763	¥26,392,635	¥4,586,811	¥230,806,410

Financial liabilities:
Deposits(2)	¥(2,004)	¥155,495,658	¥—	¥—	¥155,493,654
Call money and bills sold	—	1,368,515	—	—	1,368,515
Repurchase agreements and cash collateral on securities lent	—	18,509,906	—	—	18,509,906
Trading liabilities	2,080,826	—	—	—	2,080,826
Derivative financial instruments	4,949,433	—	—	—	4,949,433
Financial liabilities designated at fair value through profit or loss	239,519	—	—	—	239,519
Borrowings(2)	514	19,422,841	—	—	19,423,355
Debt securities in issue(2)	9,596	11,219,004	—	—	11,228,600
Other financial liabilities(1)	1,045	8,416,003	—	—	8,417,048

Total	¥7,278,929	¥214,431,927	¥—	¥—	¥221,710,856

	At March 31, 2020
	Financial assets and liabilities at fair value through profit or loss	Financial assets and liabilities at amortized cost	Debt instruments at fair value through other comprehensive income	Equity instruments at fair value through other comprehensive income	Total
	(In millions)
Financial assets:
Cash and deposits with banks	¥—	¥62,471,453	¥—	¥—	¥62,471,453
Call loans and bills bought	—	898,256	—	—	898,256
Reverse repurchase agreements and cash collateral on securities borrowed	—	13,745,996	—	—	13,745,996
Trading assets	2,785,016	—	—	—	2,785,016
Derivative financial instruments	6,279,801	—	—	—	6,279,801
Financial assets at fair value through profit or loss	1,478,356	—	—	—	1,478,356
Investment securities	—	320,771	18,054,164	3,489,451	21,864,386
Loans and advances	—	94,671,818	—	—	94,671,818
Other financial assets(1)	—	4,229,678	—	—	4,229,678

Total	¥10,543,173	¥176,337,972	¥18,054,164	¥3,489,451	¥208,424,760

Financial liabilities:
Deposits(2)	¥(5,041)	¥138,436,459	¥—	¥—	¥138,431,418
Call money and bills sold	—	3,740,540	—	—	3,740,540
Repurchase agreements and cash collateral on securities lent	—	15,455,782	—	—	15,455,782
Trading liabilities	2,018,484	—	—	—	2,018,484
Derivative financial instruments	5,555,201	—	—	—	5,555,201
Borrowings(2)	624	17,120,738	—	—	17,121,362
Debt securities in issue(2)	(53,669)	11,038,717	—	—	10,985,048
Other financial liabilities(1)	537	7,149,714	—	—	7,150,251

Total	¥7,516,136	¥192,941,950	¥—	¥—	¥200,458,086

(1)	Other financial assets and liabilities comprise of those included in other assets and liabilities, which meet the definition of a financial asset and liability.
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

44	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

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

The following tables present the carrying amounts of financial assets and liabilities carried at fair value based on the three levels of the fair value hierarchy at March 31, 2021 and 2020.

	At March 31, 2021
	Level 1(1)	Level 2(1)	Level 3	Total
	(In millions)
Financial assets:
Trading assets:
Debt instruments	¥2,121,065	¥611,415	¥—	¥2,732,480
Equity instruments	403,556	4,700	—	408,256

Total trading assets	2,524,621	616,115	—	3,140,736

Derivative financial instruments:
Interest rate derivatives	47,289	3,049,703	289	3,097,281
Currency derivatives	104	2,325,254	507	2,325,865
Equity derivatives	48,283	2,908	15,411	66,602
Commodity derivatives	1,043	6,267	—	7,310
Credit derivatives	—	22,702	1,857	24,559

Total derivative financial instruments	96,719	5,406,834	18,064	5,521,617

Financial assets at fair value through profit or loss:
Debt instruments	486,073	619,641	561,450	1,667,164
Equity instruments	44,836	71	32,777	77,684

Total financial assets at fair value through profit or loss	530,909	619,712	594,227	1,744,848

Investment securities at fair value through other comprehensive income:
Japanese government bonds	14,293,611	—	—	14,293,611
U.S. Treasury and other U.S. government agency bonds	5,564,944	—	—	5,564,944
Other debt instruments	1,007,148	5,526,932	—	6,534,080

Total debt instruments	20,865,703	5,526,932	—	26,392,635

Equity instruments	4,123,247	15,959	447,605	4,586,811

Total investment securities at fair value through other comprehensive income	24,988,950	5,542,891	447,605	30,979,446

Total	¥28,141,199	¥12,185,552	¥1,059,896	¥41,386,647

Financial liabilities:
Trading liabilities:
Debt instruments	¥1,951,218	¥51,373	¥—	¥2,002,591
Equity instruments	59,887	18,348	—	78,235

Total trading liabilities	2,011,105	69,721	—	2,080,826

Derivative financial instruments:
Interest rate derivatives	22,165	2,623,917	3,877	2,649,959
Currency derivatives	10	2,169,202	5,848	2,175,060
Equity derivatives	79,008	3,211	8,279	90,498
Commodity derivatives	510	4,861	—	5,371
Credit derivatives	—	28,454	91	28,545

Total derivative financial instruments	101,693	4,829,645	18,095	4,949,433

Financial liabilities designated at fair value through profit or loss	—	72,623	166,896	239,519
Others(2)(3)	—	8,047	1,104	9,151

Total	¥2,112,798	¥4,980,036	¥186,095	¥7,278,929

	At March 31, 2020
	Level 1(1)	Level 2(1)	Level 3	Total
	(In millions)
Financial assets:
Trading assets:
Debt instruments	¥2,191,635	¥354,068	¥—	¥2,545,703
Equity instruments	234,725	4,588	—	239,313

Total trading assets	2,426,360	358,656	—	2,785,016

Derivative financial instruments:
Interest rate derivatives	100,558	4,009,820	1,148	4,111,526
Currency derivatives	—	2,032,117	11,667	2,043,784
Equity derivatives	45,699	20,951	24,516	91,166
Commodity derivatives	181	16,642	—	16,823
Credit derivatives	—	15,819	683	16,502

Total derivative financial instruments	146,438	6,095,349	38,014	6,279,801

Financial assets at fair value through profit or loss:
Debt instruments	209,545	682,019	562,823	1,454,387
Equity instruments	2,497	356	21,116	23,969

Total financial assets at fair value through profit or loss	212,042	682,375	583,939	1,478,356

Investment securities at fair value through other comprehensive income:
Japanese government bonds	6,785,068	—	—	6,785,068
U.S. Treasury and other U.S. government agency bonds	4,494,686	—	—	4,494,686
Other debt instruments	746,557	6,027,853	—	6,774,410

Total debt instruments	12,026,311	6,027,853	—	18,054,164

Equity instruments	3,073,776	8,285	407,390	3,489,451

Total investment securities at fair value through other comprehensive income	15,100,087	6,036,138	407,390	21,543,615

Total	¥17,884,927	¥13,172,518	¥1,029,343	¥32,086,788

Financial liabilities:
Trading liabilities:
Debt instruments	¥1,880,605	¥35,082	¥—	¥1,915,687
Equity instruments	50,773	52,024	—	102,797

Total trading liabilities	1,931,378	87,106	—	2,018,484

Derivative financial instruments:
Interest rate derivatives	62,135	3,416,391	3,863	3,482,389
Currency derivatives	8	1,863,217	31,236	1,894,461
Equity derivatives	90,048	10,790	42,246	143,084
Commodity derivatives	389	14,326	—	14,715
Credit derivatives	—	19,126	1,426	20,552

Total derivative financial instruments	152,580	5,323,850	78,771	5,555,201

Others(2)(3)	—	(6,534)	(51,015)	(57,549)

Total	¥2,083,958	¥5,404,422	¥27,756	¥7,516,136

(1)

Transfers between levels of the fair value hierarchy are deemed to have occurred at the beginning of the period. There were no significant transfers between Level 1 and Level 2 for the fiscal years ended March 31, 2021 and 2020.

(2)

Derivatives embedded in financial liabilities, except for financial liabilities designated at fair value through profit or loss, are separately accounted for, but presented together with the host contract in the consolidated statements of financial position. In these tables, the embedded derivatives whose host contracts are carried at amortized cost are presented within others. Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in these tables as liabilities to be consistent with the host contract. The separated embedded derivatives are measured at fair value using the valuation techniques described in “Derivative financial instruments (including embedded derivatives)” below.

(3)	Contingent consideration liabilities arising from business combinations, which are measured at fair value using discounted cash flow models, are presented as others.

The following tables present reconciliations from the beginning to the ending balances for financial assets and liabilities carried at fair value and categorized within Level 3 of the fair value hierarchy for the fiscal years ended March 31, 2021 and 2020.

	At April 1, 2020	Total gains (losses)		Purchases	Sales	Issuances	Settlement(1)	Transfers into Level 3(2)	Transfers out of Level 3(2)	At March 31, 2021	Changes in unrealized gains (losses) included in profit or loss related to assets and liabilities held at March 31, 2021
		Included in profit or loss	Included in other comprehensive income
		(In millions)
Derivative financial instruments—net:
Interest rate derivatives—net	¥(2,715)	¥972	¥—	¥9	¥(1,361)	¥—	¥—	¥—	¥(493)	¥(3,588)	¥324
Currency derivatives—net	(19,569)	15,336	—	—	—	—	—	—	(1,108)	(5,341)	5,573
Equity derivatives—net	(17,730)	25,619	—	5,533	(6,290)	—	—	—	—	7,132	7,229
Credit derivatives—net	(743)	3,618	50	—	—	—	(1,159)	—	—	1,766	3,622

Total derivative financial instruments—net	(40,757)	45,545	50	5,542	(7,651)	—	(1,159)	—	(1,601)	(31)	16,748

Financial assets at fair value through profit or loss:
Debt instruments	562,823	11,183	40	150,091	(69,210)	—	(65,137)	—	(28,340)	561,450	11,623
Equity instruments	21,116	(376)	—	15,357	(841)	—	(1,532)	9	(956)	32,777	(831)

Total financial assets at fair value through profit or loss	583,939	10,807	40	165,448	(70,051)	—	(66,669)	9	(29,296)	594,227	10,792

Investment securities at fair value through other comprehensive income:
Equity instruments	407,390	—	40,254	10,082	(8,889)	—	(1,342)	130	(20)	447,605	—

Total investment securities at fair value through other comprehensive income	407,390	—	40,254	10,082	(8,889)	—	(1,342)	130	(20)	447,605	—

Financial liabilities designated at fair value through profit or loss	—	947	(2,006)	—	—	(237,718)	71,881	—	—	(166,896)	947

Others(3)—liabilities:	51,015	(55,659)	—	—	—	—	—	—	3,540	(1,104)	(14,848)

Total	¥1,001,587	¥1,640	¥38,338	¥181,072	¥(86,591)	¥(237,718)	¥2,711	¥139	¥(27,377)	¥873,801	¥13,639

	At April 1, 2019	Total gains (losses)		Purchases	Sales	Issuances	Settlement(1)	Transfers into Level 3(2)	Transfers out of Level 3(2)	At March 31, 2020	Changes in unrealized gains (losses) included in profit or loss related to assets and liabilities held at March 31, 2020
		Included in profit or loss	Included in other comprehensive income
		(In millions)
Derivative financial instruments—net:
Interest rate derivatives—net	¥(3,839)	¥2,376	¥—	¥49	¥(1,301)	¥—	¥—	¥—	¥—	¥(2,715)	¥996
Currency derivatives—net	(21,474)	774	—	1,183	(52)	—	—	—	—	(19,569)	(3,530)
Equity derivatives—net	(12,438)	(5,135)	—	6,090	(6,247)	—	—	—	—	(17,730)	(11,843)
Credit derivatives—net	4,995	(3,405)	(89)	—	—	—	(2,244)	—	—	(743)	(3,520)

Total derivative financial instruments—net	(32,756)	(5,390)	(89)	7,322	(7,600)	—	(2,244)	—	—	(40,757)	(17,897)

Financial assets at fair value through profit or loss:
Debt instruments	578,080	23,842	(2)	229,573	(175,793)	—	(92,334)	—	(543)	562,823	24,721
Equity instruments	18,711	(1,321)	—	6,761	(1,075)	—	(1,410)	10	(560)	21,116	(1,770)

Total financial assets at fair value through profit or loss	596,791	22,521	(2)	236,334	(176,868)	—	(93,744)	10	(1,103)	583,939	22,951

Investment securities at fair value through other comprehensive income:
Equity instruments	412,347	—	(9,967)	9,447	(3,683)	—	(718)	365	(401)	407,390	—

Total investment securities at fair value through other comprehensive income	412,347	—	(9,967)	9,447	(3,683)	—	(718)	365	(401)	407,390	—

Others(3)—liabilities:	4,998	46,546	—	(341)	—	—	—	—	(188)	51,015	41,115

Total	¥981,380	¥63,677	¥(10,058)	¥252,762	¥(188,151)	¥—	¥(96,706)	¥375	¥(1,692)	¥1,001,587	¥46,169

(1)	Settlements for equity instruments include redemption of preferred stocks and receipt of cash distributions which represent a return of equity instruments.
(2)

Transfers between levels of the fair value hierarchy are deemed to have occurred at the beginning of the period. For the fiscal years ended March 31, 2021 and 2020, transfers out of Level 3 amounted to ¥27,377 million and ¥1,692 million, respectively. These transfers out of Level 3 are primarily due to an increase in observability of certain investment funds.

(3)

Derivatives embedded in financial liabilities, except for financial liabilities designated at fair value through profit or loss, are separately accounted for, but presented together with the host contract in the consolidated statements of financial position. In these tables, the separated embedded derivatives whose host contracts are carried at amortized cost are presented within others. Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in these tables as liabilities to be consistent with the host contract.

The following table presents total gains or losses included in profit or loss for the Level 3 financial assets and liabilities, and changes in unrealized gains or losses included in profit or loss related to those financial assets and liabilities held at March 31, 2021 and 2020 by line item of the consolidated income statements.

	Total gains (losses) included in profit or loss for the fiscal year ended March 31,		Changes in unrealized gains (losses) included in profit or loss related to assets and liabilities held at March 31,
	2021	2020	2021	2020
	(In millions)
Net interest income	¥15,462	¥8,674	¥2,668	¥5,620
Net trading income (loss)	(25,067)	32,429	(259)	17,545
Net income from financial assets and liabilities at fair value through profit or loss	11,754	22,521	11,739	22,951
Other income (expenses)	(509)	53	(509)	53

Total	¥1,640	¥63,677	¥13,639	¥46,169

The aggregate deferred day one profit yet to be recognized in profit or loss at the beginning and end of the fiscal years ended March 31, 2021 and 2020 and reconciliation of changes in the balances were as follows:

	For the fiscal year ended March 31,
	2021	2020
	(In millions)
Balance at beginning of period	¥6,079	¥5,285
Increase due to new trades	16,476	3,904
Reduction due to redemption, sales or passage of time	(4,163)	(3,110)

Balance at end of period	¥18,392	¥6,079

The Group has entered into transactions where the fair value is determined using valuation techniques for which not all inputs are observable in the market. The difference between the transaction price and the fair value that would be determined at initial recognition using a valuation technique is referred to as “day one profit and loss,” which is not recognized immediately in the consolidated income statements. The table above shows the day one profit and loss balances, all of which are derived from derivative financial instruments, financial assets at fair value through profit or loss and financial liabilities designated at fair value through profit or loss. The release to profit or loss results from the realization due to redemption or sales, and the amortization of the deferred day one profit and loss with the passage of time over the life of the instruments.

Valuation Techniques

Financial instruments which are classified as trading assets and liabilities, derivative financial instruments, financial assets at fair value through profit or loss, investment securities at fair value through other comprehensive income and financial liabilities designated at fair value through profit or loss are measured at fair value in the consolidated statements of financial position. These instruments are measured at fair value using a quoted market price, if they are traded in an active market, or, for others, using the fair value measurement techniques as discussed below.

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

In addition, the fair value of OTC derivatives incorporates both counterparty credit risk in relation to OTC derivative assets and own credit risk in relation to OTC derivative liabilities. The Group calculates the credit risk adjustments by applying the probability of default that reflects the counterparty’s or its own credit risk to the OTC derivative exposures and multiplying the result by the loss expected in the event of default. For the probability of default, the Group uses observable market data, where possible. The fair value of OTC derivatives also incorporates adjustments reflecting funding costs to uncollateralized components of these derivatives, based on market-observable spreads on the Group’s funding transactions. The OTC derivative exposures used are determined taking into consideration the effect of master netting agreements and collateral. As the Group manages the OTC derivatives on the basis of its net credit risk exposure, the credit risk adjustments of those OTC derivatives are measured on a portfolio basis in accordance with the exception set forth in IFRS 13.

Financial assets at fair value through profit or loss

Non-trading bonds in this category are measured at fair value, using a valuation technique based on the observable prices in the market and they are categorized within Level 2. If they are measured at fair value using a valuation technique based mainly on significant unobservable inputs such as foreign exchange volatility, they are categorized within Level 3.

Publicly traded stocks, investment trusts and funds are measured at fair value using the market price and are categorized within Level 1 if they are traded in an active market. Instruments whose prices are not available in the market, such as privately offered investment trusts, are measured at fair value based on the unit price, which is usually regarded as an exit price, obtained from the fund administrator or investment management firm. In such a case, these investment trusts and funds are categorized within Level 2. Other investment funds included in financial assets at fair value through profit or loss, such as private equity funds and real estate investment funds, are generally measured at fair value based on net asset value, which includes significant unobservable inputs. These funds are categorized within Level 3.

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

Financial liabilities designated at fair value through profit or loss

Certain financial liabilities containing embedded derivatives are measured at fair value using valuation techniques. The host contracts of those liabilities are measured at fair value based on the present values of the contractual cash flows for expected remaining maturities, using the relevant credit-adjusted rates based on observable market data on the Group’s funding transactions. The embedded derivatives, which forms part of the contractual cash flows, are measured at fair value by using the same procedures as described in “Derivative financial instruments (including embedded derivatives).” Those financial liabilities are measured at fair value by combining the fair values of the host contracts and embedded derivatives. The valuation techniques for most of those liabilities use inputs which are not directly observable in the market, including historical correlation coefficients and historical volatilities. If the impact of these unobservable inputs is significant to the fair value for those liabilities, the Group categorizes those liabilities within Level 3.

Significant Unobservable Inputs

The following tables present quantitative information about significant unobservable inputs used in the fair value measurement for Level 3 financial assets and liabilities at March 31, 2021 and 2020.

At March 31, 2021
	Assets	Liabilities	Valuation technique(s)(1)	Significant unobservable inputs(1)	Range of inputs(1)
(In millions)
Derivative financial instruments:
Interest rate derivatives	¥289	¥3,877	Option model	Interest rate to interest rate correlation	15%-98%
				Quanto correlation	8%-30%
Currency derivatives	507	5,848	Option model	Interest rate to interest rate correlation	27%-98%
				Quanto correlation	7%-48%
				Foreign exchange volatility	7%-31%
Equity derivatives	15,411	8,279	Option model	Equity to equity correlation	36%-97%
				Quanto correlation	(33)%-35%
				Equity volatility	17%-61%
Credit derivatives	1,857	91	CDO pricing model	Additional withdrawal ratio	45%
			Credit Default model	Quanto correlation	15%-90%
Financial assets at fair value through profit or loss:
Debt instruments	561,450	—	Monte Carlo Simulation	Equity volatility	26%-41%
			Option model	Foreign exchange volatility	9%-32%
			DCF model	Probability of default rate	0%-12%
				Loss given default rate	10%-100%
			Net asset value(2)	—	—
Equity instruments	32,777	—	DCF model	Probability of default rate	0%-2%
				Loss given default rate	90%
			See note (3) below	—	—
Investment securities at fair value through other comprehensive income:
Equity instruments	447,605	—	Market multiples	Price/Earnings multiple	9.4x-63.6x
				Price/Book value multiple	0.2x-2.9x
				EV/EBITDA multiple	3.1x-14.8x
				Liquidity discount	20%
			See note (3) below	—	—
Financial liabilities designated at fair value through profit or loss	—	166,896	Option model	Equity to equity correlation	36%-93%
				Interest rate to interest rate correlation	27%-98%
				Quanto correlation	(33)%-48%
				Equity volatility	17%-50%
			Credit Default model	Quanto correlation	15%-30%
Others(4)	—	1,104	Option model	Equity to equity correlation	48%-97%
				Interest rate to interest rate correlation	15%-98%
				Quanto correlation	(27)%-48%
				Equity volatility	17%-53%
				Foreign exchange volatility	9%-32%
			Credit Default model	Quanto correlation	15%-90%

At March 31, 2020
	Assets	Liabilities	Valuation technique(s)(1)	Significant unobservable inputs(1)	Range of inputs(1)
(In millions)
Derivative financial instruments:
Interest rate derivatives	¥1,148	¥3,863	Option model	Interest rate to interest rate correlation	9%-100%
Currency derivatives	11,667	31,236	Option model	Interest rate to interest rate correlation	26%-98%
				Quanto correlation	8%-52%
				Foreign exchange volatility	7%-26%
Equity derivatives	24,516	42,246	Option model	Equity to equity correlation	32%-96%
				Quanto correlation	(39)%-(4)%
				Equity volatility	12%-113%
				Foreign exchange volatility	9%-14%
Credit derivatives	683	1,426	CDO pricing model	Additional withdrawal ratio	47%
			Credit Default model	Quanto correlation	15%-90%
Financial assets at fair value through profit or loss:
Debt instruments	562,823	—	Monte Carlo Simulation	Equity volatility	25%-42%
			Option model	Interest rate to interest rate correlation	80%-99%
				Foreign exchange volatility	12%-28%
			DCF model	Probability of default rate	0%-39%
				Loss given default rate	5%-100%
			Net asset value(2)	—	—
Equity instruments	21,116	—	See note (3) below	—	—
Investment securities at fair value through other comprehensive income:
Equity instruments	407,390	—	Market multiples	Price/Earnings multiple	10.4x-35.4x
				Price/Book value multiple	0.2x-2.1x
				EV/EBITDA multiple	4.7x-16.3x
				Liquidity discount	20%
			See note (3) below	—	—
Others(4)	—	(51,015)	Option model	Equity to equity correlation	31%-96%
				Interest rate to interest rate correlation	9%-100%
				Quanto correlation	(39)%-67%
				Equity volatility	12%-74%
				Foreign exchange volatility	7%-28%
			Credit Default model	Quanto correlation	15%-90%

(1)	Valuation techniques and unobservable inputs for insignificant Level 3 financial assets and liabilities are excluded.
(2)	The Group has determined that the net asset value represents fair values of certain investment funds.
(3)

Fair values of certain equity instruments such as unlisted stocks are estimated on the basis of an analysis of the investee’s financial position and results, risk profile, prospects and other factors. A range of key inputs is not provided in these tables as it is not practical to do so given the nature of such valuation techniques.

(4)

Derivatives embedded in financial liabilities, except for financial liabilities designated at fair value through profit or loss, are separately accounted for, but presented together with the host contract in the consolidated statements of financial position. In these tables, the separated embedded derivatives whose host contracts are carried at amortized cost are presented within others. Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in these tables as liabilities to be consistent with the host contract.

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

	At March 31, 2021
	Total fair value measured using valuation techniques	Effect recorded in profit or loss		Effect recorded directly in equity
		Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
	(In millions)
Financial instruments—net:
Derivative financial instruments—net:
Interest rate derivatives—net	¥(3,588)	¥1	¥1	¥—	¥—
Currency derivatives—net	(5,341)	9	8	—	—
Equity derivatives—net	7,132	1,869	1,821	—	—
Credit derivatives—net	1,766	140	481	—	—
Financial assets at fair value through profit or loss:
Debt instruments	561,450	2,495	7,060	—	—
Equity instruments	32,777	111	227	—	—
Investment securities at fair value through other comprehensive income:
Equity instruments	447,605	—	—	13,753	12,833
Financial liabilities designated at fair value through profit or loss(1)	(166,896)	879	942	—	—
Others(1)(2)—liabilities:	(1,104)	425	395	—	—

	At March 31, 2020
	Total fair value measured using valuation techniques	Effect recorded in profit or loss		Effect recorded directly in equity
		Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
	(In millions)
Financial instruments—net:
Derivative financial instruments—net:
Interest rate derivatives—net	¥(2,715)	¥1	¥1	¥—	¥—
Currency derivatives—net	(19,569)	17	17	—	—
Equity derivatives—net	(17,730)	493	718	—	—
Credit derivatives—net	(743)	1,006	2,461	—	—
Financial assets at fair value through profit or loss:
Debt instruments	562,823	2,784	4,585	—	—
Equity instruments	21,116	—	—	—	—
Investment securities at fair value through other comprehensive income:
Equity instruments	407,390	—	—	8,837	8,362
Others(1)(2)—liabilities:	51,015	3,664	4,610	—	—

(1)

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

(2)

Derivatives embedded in financial liabilities, except for financial liabilities designated at fair value through profit or loss, are separately accounted for, but presented together with the host contract in the consolidated statements of financial position. In these tables, the separated embedded derivatives whose host contracts are carried at amortized cost are presented within others. Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in these tables as liabilities to be consistent with the host contract.

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

Financial liabilities designated at fair value through profit or loss

Sensitivity analysis of the financial liabilities designated at fair value through profit or loss is calculated using the same procedures as described in “Derivative financial instruments (including embedded derivatives).”

Financial Assets and Liabilities Not Carried at Fair Value

The tables below present the carrying amounts and fair values by level within the fair value hierarchy, as described in “Financial Assets and Liabilities Carried at Fair Value—Fair Value Hierarchy,” of financial assets and liabilities not carried at fair value on the Group’s consolidated statements of financial position at March 31, 2021 and 2020. The tables below do not include the carrying amounts and fair values of financial assets and liabilities whose carrying amounts are reasonable approximations of fair values from this fiscal year.

		At March 31, 2021
		Carrying amount	Fair value
	Notes		Total	Level 1	Level 2	Level 3
	(In millions)
Financial assets:
Investment securities:
Debt instruments at amortized cost	a	¥72,015	¥71,894	¥22,240	¥49,654	¥—
Loans and advances	b	97,714,938	100,324,891	—	299,422	100,025,469
Other financial assets	b	4,250,454	4,248,069	—	4,195,346	52,723

Financial liabilities:
Deposits:
Non-interest-bearing deposits, demand deposits and deposits at notice	c	¥108,367,451	¥108,368,292	¥—	¥108,368,292	¥—
Other deposits	c	47,126,203	47,132,088	—	46,990,361	141,727
Borrowings	c	19,042,714	19,193,217	—	19,174,649	18,568
Debt securities in issue	c	11,228,600	11,375,401	—	11,176,631	198,770
Other financial liabilities	c	8,416,003	8,416,002	—	8,381,775	34,227

		At March 31, 2020
		Carrying amount	Fair value
	Notes		Total	Level 1	Level 2	Level 3
	(In millions)
Financial assets:
Investment securities:
Debt instruments at amortized cost	a	¥320,771	¥321,057	¥282,520	¥38,537	¥—
Loans and advances	b	94,671,818	97,428,956	—	356,570	97,072,386
Other financial assets	b	4,229,678	4,227,027	—	4,174,646	52,381

Financial liabilities:
Deposits:
Non-interest-bearing deposits, demand deposits and deposits at notice	c	¥95,849,958	¥95,851,474	¥—	¥95,851,474	¥—
Other deposits	c	42,581,460	42,594,532	—	42,339,787	254,745
Borrowings	c	16,735,474	16,825,055	—	16,797,789	27,266
Debt securities in issue	c	10,985,048	10,777,289	—	10,395,526	381,763
Other financial liabilities	c	7,149,714	7,149,704	—	7,107,189	42,515

Notes:

a.	The fair values of debt instruments at amortized cost are determined using quoted prices in active markets or observable inputs other than quoted prices in active markets.
b.	(i)	The carrying amounts of loans with no specified repayment dates represent a reasonable estimate of fair value, considering the nature of these financial instruments.
	(ii)	Short-term financial assets: The carrying amounts represent a reasonable estimate of fair value.
	(iii)	Long-term financial assets: Except for impaired loans and advances, the fair values are mostly determined using discounted cash flow models taking into account certain factors including counterparties’ credit ratings, pledged collateral, and market interest rates. The fair values of impaired loans and advances are generally determined by discounting the estimated future cash flows over the time period they are expected to be recovered, and may be based on the appraisal value of underlying collateral as appropriate.
c.	Note that some of the financial liabilities in this category include embedded derivatives, which are separately accounted for, but presented together with the host contract.
	(i)	The carrying amounts of demand deposits and deposits without maturity represent a reasonable estimate of fair value, considering the nature of these financial instruments.
	(ii)	Short-term financial liabilities: The carrying amounts represent a reasonable estimate of fair value.
	(iii)	Long-term financial liabilities: The fair values are, in principle, based on the present values of future cash flows calculated using the refinancing rate applied to the same type of instruments for similar remaining maturities. The fair values of debt securities in issue are based on a price quoted by a third party, such as a pricing service or broker, or the present values of future cash flows calculated using the rate derived from yields of bonds issued by SMFG, SMBC and other subsidiaries and publicly offered subordinated bonds published by securities firms.
	(iv)	The carrying amounts and fair values of lease liabilities are not included in this table.

45	OFFSETTING OF FINANCIAL ASSETS AND LIABILITIES

The following tables present the information about the impact of offsetting of financial assets and liabilities in the consolidated statements of financial position in accordance with the criteria described in Note 2 “Summary of Significant Accounting Policies,” as well as the impact of netting of financial instruments that are subject to enforceable master netting arrangements or similar agreements but do not qualify for the offsetting criteria at March 31, 2021 and 2020.

	At March 31, 2021
	Gross amounts of recognized financial assets and liabilities	Gross amounts offset in statements of financial position(1)	Net amounts presented in statements of financial position	Related amounts not offset in statements of financial position(2)
				Financial instruments(3)	Cash collateral	Net amounts
	(In millions)
Financial assets(4):
Reverse repurchase agreements and cash collateral on securities borrowed	¥13,225,416	¥(1,487,344)	¥11,738,072	¥(11,509,771)	¥—	¥228,301
Derivative financial instruments	6,049,912	(528,295)	5,521,617	(2,987,052)	(513,900)	2,020,665

Total	¥19,275,328	¥(2,015,639)	¥17,259,689	¥(14,496,823)	¥(513,900)	¥2,248,966

Financial liabilities(4):
Repurchase agreements and cash collateral on securities lent	¥19,997,250	¥(1,487,344)	¥18,509,906	¥(18,484,124)	¥—	¥25,782
Derivative financial instruments	5,635,429	(685,996)	4,949,433	(2,907,549)	(687,340)	1,354,544

Total	¥25,632,679	¥(2,173,340)	¥23,459,339	¥(21,391,673)	¥(687,340)	¥1,380,326

	At March 31, 2020
	Gross amounts of recognized financial assets and liabilities	Gross amounts offset in statements of financial position(1)	Net amounts presented in statements of financial position	Related amounts not offset in statements of financial position(2)
				Financial instruments(3)	Cash collateral	Net amounts
	(In millions)
Financial assets(4):
Reverse repurchase agreements and cash collateral on securities borrowed	¥15,107,511	¥(1,361,515)	¥13,745,996	¥(13,585,714)	¥—	¥160,282
Derivative financial instruments	7,077,165	(797,364)	6,279,801	(3,439,440)	(692,856)	2,147,505

Total	¥22,184,676	¥(2,158,879)	¥20,025,797	¥(17,025,154)	¥(692,856)	¥2,307,787

Financial liabilities(4):
Repurchase agreements and cash collateral on securities lent	¥16,817,297	¥(1,361,515)	¥15,455,782	¥(15,451,371)	¥—	¥4,411
Derivative financial instruments	6,512,645	(957,444)	5,555,201	(3,419,951)	(808,797)	1,326,453

Total	¥23,329,942	¥(2,318,959)	¥21,010,983	¥(18,871,322)	¥(808,797)	¥1,330,864

(1)	Amounts offset for derivative financial instruments include cash collateral.
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

46	FINANCIAL RISK MANAGEMENT

The Group classifies risks into the following categories: credit risk, market risk, liquidity risk, operational risk and conduct risk. This note presents information about the Group’s exposure to credit risk, market risk, and liquidity risk, and its policies and processes for measuring and managing these risks.

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

The credit departments, in cooperation with branches, conduct credit risk management for loans and manage portfolios. The credit limits they use are based on the baseline amounts that the Credit & Investment Planning Department establishes for each grading category, with particular attention paid to evaluating and managing customers or loans perceived to have particularly high credit risk. The Corporate Research Department engages in research on industries and analyzes the business and financial conditions of borrower enterprises to detect early signs of problems or growth potential. The Credit Administration Department is responsible for handling NPLs of borrowers classified as potentially bankrupt or lower, and formulates plans for workouts, including write-offs, and corporate rehabilitation. The department closely liaises with SMBC Servicer Co., Ltd., a Group company, which engages in related services to efficiently reduce the amount of NPLs, including through the sale of loans.

The Internal Audit Unit of SMBC, operating independently of the business units, audits asset quality, accuracy of grading and state of credit risk management, and reports the results directly to the board of directors, the Management Committee and Audit & Supervisory Committee.

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

The tables below show the corporate obligor grading system of SMBC.

Obligor Grade	Definition	Borrower Category
Domestic (C&I), etc.
J1	Very high certainty of debt repayment	Normal Borrowers
J2	High certainty of debt repayment
J3	Satisfactory certainty of debt repayment
J4	Debt repayment is likely but this could change in cases of significant changes in economic trends or business environment depending on the situation
J5	No problem with debt repayment over the short term, but not satisfactory over the mid to long term and the situation could change in cases of any changes in economic trends or business environment
J6	Currently no problem with debt repayment, but it is highly likely that this could change in cases of significant changes in economic trends or business environment
J7	Close monitoring is required due to problems in meeting loan terms and conditions, sluggish/unstable business, or financial problems	Borrowers Requiring Caution
J7R	Obligors with loans that are more than three months past due or with restructured loans within the “Borrowers Requiring Caution” category	Substandard Borrowers
J8	Currently not bankrupt, but experiencing business difficulties, making insufficient progress in restructuring, and highly likely to go bankrupt	Potentially Bankrupt Borrowers
J9	Though not yet legally or formally bankrupt, has serious business difficulties and rehabilitation is unlikely; thus, effectively bankrupt	Virtually Bankrupt Borrowers
J10	Legally or formally bankrupt	Bankrupt Borrowers

Obligor Grade	Definition	Borrower Category
Overseas (C&I), etc.
G1	Very high certainty or high certainty of debt repayment	Normal Borrowers
G2	Satisfactory certainty of debt repayment
G3	Debt repayment is likely but this could change in cases of significant changes in economic trends or business environment depending on the situation
G4	Debt repayment is likely but this could change in cases of significant changes in economic trends or business environment
G5	No problem with debt repayment over the short term, but not satisfactory over the mid to long term and the situation could change in cases of any changes in economic trends or business environment
G6	Currently no problem with debt repayment, but it is highly likely that this could change in cases of significant changes in economic trends or business environment
G7	Close monitoring is required due to problems in meeting loan terms and conditions, sluggish/unstable business, or financial problems	Borrowers Requiring Caution
G7R	Obligors with loans that are more than three months past due or with restructured loans within the “Borrowers Requiring Caution” category	Substandard Borrowers
G8	Currently not bankrupt, but experiencing business difficulties, making insufficient progress in restructuring, and highly likely to go bankrupt	Potentially Bankrupt Borrowers
G9	Though not yet legally or formally bankrupt, has serious business difficulties and rehabilitation is unlikely; thus, effectively bankrupt	Virtually Bankrupt Borrowers
G10	Legally or formally bankrupt	Bankrupt Borrowers

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

Credit portfolio management

Risk-taking within the scope of capital

To keep the credit risk exposure to a permissible level relative to capital, the Corporate Risk Management Department of the Group sets a credit risk capital limit for internal control purposes. Under this limit, sub-limits are set for each business unit. The Corporate Risk Management Department conducts monthly monitoring to make sure that these limits are being followed.

Controlling concentration risk

As the Group’s equity capital may be materially impaired in the event that the credit concentration risk becomes apparent, the Credit & Investment Planning Department of the Group therefore takes measures to manage concentration risks, such as introducing large exposure limits and conducting intensive loan reviews for obligors with large exposures, with an increased focus on industrial sectors with an excessive concentration of credit risk. Further, to manage country risk, SMBC’s Global Credit Department has credit limit guidelines based on each country’s creditworthiness.

Toward active portfolio management

SMBC’s Credit Portfolio Management Department makes use of credit derivatives, loan asset sales, and other instruments to proactively and flexibly manage its portfolio to stabilize credit risk.

Maximum exposure to credit risk before collateral held or other credit enhancements

The following table shows the maximum exposure to credit risk before taking into account any collateral held or other credit enhancements at March 31, 2021 and 2020.

	At March 31,
	2021	2020
	(In millions)
Credit risk exposures relating to assets on the consolidated statements of financial position:
Deposits with banks	¥72,311,473	¥61,626,567
Call loans and bills bought	2,553,468	898,256
Reverse repurchase agreements and cash collateral on securities borrowed	11,738,072	13,745,996
Trading assets	2,732,480	2,545,703
Derivative financial instruments	5,521,617	6,279,801
Financial assets at fair value through profit or loss	1,667,164	1,454,387
Investment securities:
Debt instruments at amortized cost	72,015	320,771
Debt instruments at FVOCI	26,392,635	18,054,164
Loans and advances	97,714,938	94,671,818
Other financial assets	4,250,454	4,229,678
Credit risk exposures relating to off-balance sheet items(1):
Loan commitments	71,677,806	62,151,698
Financial guarantees and other credit-related contingent liabilities	9,872,696	9,204,996

Total	¥306,504,818	¥275,183,835

(1)	The off-balance sheet items represent the nominal amounts of undrawn loan commitments, financial guarantees and other credit-related contingent liabilities.

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

The following table shows the financial effect of collateral and other credit enhancements on impaired loans and advances at March 31, 2021 and 2020. The maximum collateral amounts included in the disclosure are limited to the carrying value of loans and advances where the credit exposure is over-collateralized.

	At March 31,
	2021	2020
	(In millions)
Impaired loans and advances	¥1,171,576	¥845,329
Financial effect of collateral and other credit enhancements	394,819	281,382

Concentration of risks of loans and advances with credit risk exposure

An analysis of concentrations of credit risk from loans and advances by geographical sector and industry sector at March 31, 2021 and 2020 is shown below. The concentration by geographical sector is measured based on the domicile of the borrower.

Geographical sector

	At March 31,
	2021	2020
	(In millions)
Domestic	¥63,307,158	¥60,184,755
Foreign:
Americas	12,688,446	13,866,321
Europe	7,056,152	6,552,895
Asia	11,432,361	11,010,138
Others	4,341,438	4,028,641

Total foreign	35,518,397	35,457,995

Gross loans and advances	98,825,555	95,642,750
Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net	(261,330)	(264,527)
Less: Allowance for loan losses	(849,287)	(706,405)

Carrying amount	¥97,714,938	¥94,671,818

Industry sector

	At March 31,
	2021	2020
	(In millions)
Domestic:
Manufacturing	¥10,174,683	¥8,787,566
Agriculture, forestry, fisheries and mining	277,471	280,233
Construction	886,539	919,043
Transportation, communications and public enterprises	5,878,522	5,637,560
Wholesale and retail	6,014,746	5,375,802
Finance and insurance	3,423,625	3,217,545
Real estate and goods rental and leasing	11,760,698	10,666,446
Services	4,831,938	4,452,195
Municipalities	625,639	839,878
Lease financing	24,678	8,380
Consumer(1)	15,274,719	15,691,638
Others	4,133,900	4,308,469

Total domestic	63,307,158	60,184,755

Foreign:
Public sector	309,372	335,071
Financial institutions	7,241,844	6,220,956
Commerce and industry	24,659,663	25,597,599
Lease financing	306,988	309,531
Others	3,000,530	2,994,838

Total foreign	35,518,397	35,457,995

Gross loans and advances	98,825,555	95,642,750
Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net	(261,330)	(264,527)
Less: Allowance for loan losses	(849,287)	(706,405)

Carrying amount	¥97,714,938	¥94,671,818

(1)	The balance in Consumer mainly consists of housing loans. The housing loan balances amounted to ¥10,736,709 million and ¥10,913,869 million at March 31, 2021 and 2020, respectively.

The following tables show a disaggregation of the structured finance loans and advances balances, where the repayment source is limited to the cash flows generated by a particular business or asset, and the balances of secured or unsecured consumer loans at March 31, 2021 and 2020. These loans and advances are included in the preceding tables.

Structured finance:

	At March 31,
	2021	2020
	(In millions)
Real estate finance	¥2,980,521	¥2,601,130
Project finance	4,755,671	4,243,862
Other structured finance	513,813	473,436

Total structured finance	¥8,250,005	¥7,318,428

Consumer:

	At March 31,
	2021	2020
	(In millions)
Secured loans(1)	¥11,340,676	¥11,538,195
Unsecured loans	3,934,043	4,153,443

Total consumer	¥15,274,719	¥15,691,638

(1)	The secured loans and advances mainly represent housing loans. The housing loan balances amounted to ¥10,736,709 million and ¥10,913,869 million at March 31, 2021 and 2020, respectively.

Credit quality analysis

The following tables set forth information about the gross carrying amount of financial assets and the exposure to credit risk on loan commitments and financial guarantee contracts by stage allocation and internal rating grades of SMBC. Refer to Note 2 “Summary of Significant Accounting Policies” for information on stage allocation. Also refer to Note 46 “Financial Risk Management” for information on obligor grading system of SMBC.

	At March 31, 2021
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Total
	(In millions)
Loans and advances at amortized cost:
Normal
J1-6	¥42,556,624	¥489,127	¥—	¥43,045,751
G1-6	26,374,296	922,810	—	27,297,106
Japanese government and local municipal corporations	2,804,786	—	—	2,804,786
Other(1)	22,419,540	104,469	—	22,524,009
Requiring caution
J7	—	1,107,499	—	1,107,499
G7	—	707,272	—	707,272
Other(1)	—	167,556	—	167,556
Impaired(2)	—	—	1,171,576	1,171,576

Gross loans and advances	94,155,246	3,498,733	1,171,576	98,825,555
Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net				(261,330)
Less: Allowance for loan losses	(170,156)	(255,909)	(423,222)	(849,287)

Carrying amount				¥97,714,938

(1)	The balance of “Other” includes housing loans, which amounted to ¥10,615,897 million and ¥20,789 million for the borrower category of Normal and Requiring Caution, respectively.
(2)	“Impaired” refers to loans and advances to borrowers with obligor grades not higher than 7R.

	At March 31, 2020
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Total
	(In millions)
Loans and advances at amortized cost:
Normal
J1-6	¥39,631,009	¥198,143	¥—	¥39,829,152
G1-6	27,437,173	522,780	—	27,959,953
Japanese government and local municipal corporations	3,091,323	—	—	3,091,323
Other(1)	22,837,826	111,801	—	22,949,627
Requiring caution
J7	—	579,539	—	579,539
G7	—	202,207	—	202,207
Other(1)	—	185,620	—	185,620
Impaired(2)	—	—	845,329	845,329

Gross loans and advances	92,997,331	1,800,090	845,329	95,642,750
Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net				(264,527)
Less: Allowance for loan losses	(203,286)	(147,382)	(355,737)	(706,405)

Carrying amount				¥94,671,818

(1)	The balance of “Other” includes housing loans, which amounted to ¥10,799,400 million and ¥21,898 million for the borrower category of Normal and Requiring Caution, respectively.
(2)	“Impaired” refers to loans and advances to borrowers with obligor grades not higher than 7R.

Modified loans and advances that were subject to lifetime ECL measurement amounted to ¥100,789 million and ¥42,420 million for the fiscal years ended March 31, 2021 and 2020, respectively. The net modification gain or loss is not material.

	At March 31, 2021
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Total
	(In millions)
Loan commitments and financial guarantees(1):
Gross carrying amount	¥35,035,453	¥721,955	¥41,173	¥35,798,581
Allowance for off-balance sheet items	33,034	35,480	7,181	75,695

	At March 31, 2020
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Total
	(In millions)
Loan commitments and financial guarantees(1):
Gross carrying amount	¥29,711,738	¥276,070	¥24,820	¥30,012,628
Allowance for off-balance sheet items	46,118	21,423	3,713	71,254

(1)	Loan commitments are the undrawn components of loan commitments on which ECL can be separately identified from those on the drawn components.

Movements in ECL allowance

The following tables show reconciliations from the opening balance to the closing balance of the ECL allowance by class of financial instrument.

	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Total
	(In millions)
Loans and advances at amortized cost(1):
Balance at April 1, 2019	¥158,094	¥92,446	¥354,448	¥604,988
Transfer to 12-month ECL	880	(829)	(51)	—
Transfer to lifetime ECL not credit-impaired	(2,414)	4,264	(1,850)	—
Transfer to lifetime ECL credit-impaired	(1,650)	(7,938)	9,588	—

Net transfers between stages	(3,184)	(4,503)	7,687	—
Provision for loan losses(2)	52,085	60,724	136,669	249,478
Charge-offs(3)	—	—	153,992	153,992
Recoveries	—	—	12,413	12,413

Net charge-offs	—	—	141,579	141,579
Others(4)	(3,709)	(1,285)	(1,488)	(6,482)

Balance at March 31, 2020	¥203,286	¥147,382	¥355,737	¥706,405

Transfer to 12-month ECL	6,126	(5,770)	(356)	—
Transfer to lifetime ECL not credit-impaired	(10,899)	13,261	(2,362)	—
Transfer to lifetime ECL credit-impaired	(3,248)	(25,771)	29,019	—

Net transfers between stages	(8,021)	(18,280)	26,301	—
Provision (credit) for loan losses(5)	(29,279)	123,622	182,742	277,085
Charge-offs(3)	—	—	161,603	161,603
Recoveries	—	—	12,801	12,801

Net charge-offs	—	—	148,802	148,802
Others(4)	4,170	3,185	7,244	14,599

Balance at March 31, 2021	¥170,156	¥255,909	¥423,222	¥849,287

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

(3)	Charge-offs for lifetime ECL credit-impaired are primarily related to those for consumer loans.
(4)	Others mainly include foreign exchange translations.
(5)

The increase in the balance of the total ECL allowance at March 31, 2021 is primarily due to both an increase in loans and advances to corporate borrowers who were severely affected by the COVID-19 pandemic and, as a result, whose obligor grades were downgraded to the extent that the credit risk on loans and advances to such borrowers was determined to be significantly increased since initial recognition, and additional adjustments to the ECL allowance for some portfolios of loans and advances, offset by the release of part of the ECL allowance due to the improved macroeconomic forecast. For additional information, refer to Note 3 “Critical Accounting Estimates and Judgments.”

For the fiscal year ended March 31, 2021, the ECL allowance significantly increased by ¥142,882 million from ¥706,405 million at March 31, 2020 to ¥849,287 million at March 31, 2021. This increase was due to the reflection of the current and forward-looking impact of the COVID-19 pandemic.

During the fiscal year ended March 31, 2021, the obligor grades of many corporate borrowers severely affected by the COVID-19 pandemic were downgraded to the extent that the credit risk on loans and advances to such borrowers was determined to be significantly increased since initial recognition and their ECL allowance was measured at an amount equal to the lifetime ECL.

The Japanese and global economy was assumed to recover from the fiscal year ending March 31, 2022 and reach pre-COVID-19 level by the end of the fiscal year ending March 31, 2023, and this reflected the release of part of the ECL allowance.

However, additional ECL adjustments were made for certain industry-related portfolios selected based on changes in factors such as the market conditions and bankruptcy trends as a result of the reduction in economic activity by requests for voluntary restraint on movement and business closure requests to commercial facilities.

As for the allowance for 12-month ECL, it decreased by ¥33,130 million for the fiscal year ended March 31, 2021, due to a release of part of the ECL allowance as a result of reflecting the improved economic forecast, which was partially offset by an increase in the ECL allowance due to the additional adjustments made for some industry-related portfolios. On the other hand, the allowance for lifetime ECL not credit-impaired and credit-impaired increased by ¥108,527 million and ¥67,485 million, respectively for the fiscal year ended March 31, 2021, due to an increase in loans and advances to corporate borrowers who were severely affected by the COVID-19 pandemic. As a result, the total ECL allowance increased by ¥142,882 million for the fiscal year ended March 31, 2021. For additional information, refer to Note 3 “Critical Accounting Estimates and Judgments.”

	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit- impaired	Total
	(In millions)
Loan commitments and financial guarantees(1):
Balance at April 1, 2019	¥36,795	¥18,289	¥5,761	¥60,845
Net transfers between stages	(87)	(173)	260	—
Provision (credit) for off-balance sheet items	9,461	3,307	(2,308)	10,460
Others	(51)	—	—	(51)

Balance at March 31, 2020	¥46,118	¥21,423	¥3,713	¥71,254

Net transfers between stages	(632)	(55)	687	—
Provision (credit) for off-balance sheet items	(11,492)	14,112	2,781	5,401
Others	(960)	—	—	(960)

Balance at March 31, 2021	¥33,034	¥35,480	¥7,181	¥75,695

(1)	ECL allowance for loan commitments is that for the undrawn components of loan commitments, which can be separately identified from that for the drawn components.

Trading assets, financial assets at fair value through profit or loss and investment securities

The following tables show an analysis of trading assets, financial assets at fair value through profit or loss and debt instruments at amortized cost and at fair value through other comprehensive income based on the external rating system at March 31, 2021 and 2020, excluding instruments with equity features. Collateral is generally not obtained directly from the issuers.

	At March 31, 2021
	Trading assets(1)	Financial assets at fair value through profit or loss(1)	Debt instruments at amortized cost(1)(2)	Debt instruments at fair value through other comprehensive income(1)(2)
	(In millions)
AAA	¥132,666	¥8,010	¥—	¥8,444,814
AA- to AA+	2,132,634	38,662	22,300	16,135,234
A- to A+	249,114	24,397	—	932,467
Lower than A-	137,305	91,862	48,181	782,352
Unrated	15,439	1,081	1,534	136,063

Total	¥2,667,158	¥164,012	¥72,015	¥26,430,930

	At March 31, 2020
	Trading assets(1)	Financial assets at fair value through profit or loss(1)	Debt instruments at amortized cost(1)(2)	Debt instruments at fair value through other comprehensive income(1)(2)
	(In millions)
AAA	¥101,336	¥10,005	¥—	¥8,104,653
AA- to AA+	2,125,095	346,039	282,379	8,236,637
A- to A+	135,445	23,981	—	763,612
Lower than A-	98,275	106,682	38,299	694,051
Unrated	7,193	559	93	26,627

Total	¥2,467,344	¥487,266	¥320,771	¥17,825,580

(1)

The amounts represent fair value for trading assets and financial assets at fair value through profit or loss, whereas they represent the gross carrying amount for debt instruments at amortized cost and at fair value through other comprehensive income.

(2)	There were no debt instruments at amortized cost or debt instruments at fair value through other comprehensive income subject to lifetime ECL at March 31, 2021 and 2020.

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

On the basis of the Group-wide basic policies for risk management, the Group has a quantitative management process to control market and liquidity risks on a Group-wide basis. The Group at least annually reviews and identifies which companies primarily carry the market and liquidity risks within the Group. The Group sets permissible levels and upper limits of risk for each identified company in consideration of those companies’ business plans. The Group ensures that each identified company establishes a risk management system that is appropriate to the risks it faces, and has built-in transparent risk management processes which clearly separate front, middle and back office operations, and establishes a control system of mutual checks and balances.

Framework for market and liquidity risk management

The board of directors authorizes important matters relating to the management of market and liquidity risks, such as the basic policies and risk appetite, which are decided by the Management Committee. The Corporate Risk Management Department, which is independent of the business units that directly handle market transactions, manages market and liquidity risks in an integrated manner. The Corporate Risk Management Department not only monitors the current risk situations but also reports regularly to the Management Committee and the board of directors.

Additionally, the Asset Liability Management (“ALM”) Committee meets on a quarterly basis to examine reports on the state of market and liquidity risk management and to discuss the Group’s ALM operation policies. Furthermore, SMBC’s ALM Committee meets on a monthly basis to examine reports on the state of market and liquidity risks, and to discuss SMBC’s ALM operations.

Under the Group’s internal audit system, internal audits are also periodically performed to verify that the risk management framework is functioning properly.

The following chart shows the market and liquidity risk management system of SMBC.

Market risk management methods

The Group manages market risk capital derived from trading activities and non-trading activities, including strategic shareholding investments and other transactions in the Risk Appetite Framework by taking into account SMFG’s shareholders’ equity and other principal indicators of the financial position. The Group also establishes an upper limit on VaR and losses as Risk Appetite Measures.

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

(a)	VaR for Trading Activity

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the fiscal year ended March 31, 2021:
SMBC Consolidated
Maximum	¥6.1	¥8.8	¥1.7	¥3.9	¥8.1
Minimum	3.7	6.1	0.0	2.5	5.5
Daily average	5.1	7.3	0.5	3.2	6.5
At March 31, 2021	5.5	8.1	0.1	3.5	6.2
SMFG Consolidated
Maximum	¥15.1	¥9.9	¥8.8	¥3.9	¥24.4
Minimum	11.7	6.6	1.9	2.5	15.6
Daily average	13.2	8.4	4.7	3.2	19.5
At March 31, 2021	14.6	8.8	5.1	3.5	20.7

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the fiscal year ended March 31, 2020:
SMBC Consolidated
Maximum	¥6.0	¥9.6	¥2.9	¥4.7	¥10.2
Minimum	3.7	4.0	0.0	2.6	6.2
Daily average	4.5	5.6	0.7	4.0	7.3
At March 31, 2020	5.4	8.9	0.0	2.6	6.4
SMFG Consolidated
Maximum	¥13.7	¥10.6	¥9.4	¥4.7	¥22.4
Minimum	9.2	4.4	1.6	2.6	13.8
Daily average	10.6	6.2	3.7	4.0	16.7
At March 31, 2020	12.6	9.5	2.4	2.6	16.2

(1)

Total for “Maximum,” “Minimum,” and “Daily average” represent the maximum, minimum and daily average of the total of the trading book. For certain subsidiaries, the Group employs the standardized method and/or the historical simulation method for the VaR calculation method.

(b)	VaR for Non-Trading Activity

(i)	Banking

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the fiscal year ended March 31, 2021:
SMBC Consolidated
Maximum	¥55.5	¥0.6	¥27.1	¥0.0	¥58.5
Minimum	43.1	0.0	7.5	0.0	45.5
Daily average	49.3	0.3	15.0	0.0	51.7
At March 31, 2021	50.3	0.0	17.4	0.0	54.5
SMFG Consolidated
Maximum	¥56.1	¥0.6	¥27.1	¥0.0	¥59.0
Minimum	43.9	0.0	7.5	0.0	46.2
Daily average	49.9	0.3	15.0	0.0	52.3
At March 31, 2021	50.8	0.0	17.4	0.0	55.0

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the fiscal year ended March 31, 2020:
SMBC Consolidated
Maximum	¥46.8	¥0.0	¥30.2	¥0.0	¥51.5
Minimum	32.7	0.0	10.8	0.0	35.6
Daily average	40.6	0.0	20.4	0.0	44.3
At March 31, 2020	45.4	0.0	15.4	0.0	49.6
SMFG Consolidated
Maximum	¥47.6	¥0.0	¥30.2	¥0.0	¥52.4
Minimum	33.6	0.0	10.8	0.0	36.5
Daily average	41.5	0.0	20.4	0.0	45.1
At March 31, 2020	46.2	0.0	15.4	0.0	50.5

(1)	Total for “Maximum,” “Minimum,” and “Daily average” represent the maximum, minimum and daily average of the total of the banking book.

(ii)	Strategic Shareholding Investment

Equities risk
(In billions)
For the fiscal year ended March 31, 2021:
SMBC Consolidated
Maximum	¥1,161.7
Minimum	784.1
Daily average	966.1
At March 31, 2021	1,111.2
SMFG Consolidated
Maximum	¥1,337.5
Minimum	911.2
Daily average	1,122.2
At March 31, 2021	1,284.1

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

Based on the new standards for interest rate risk in the banking book issued by the Basel Committee on Banking Supervision (“BCBS”) in April 2016, the FSA revised the related regulatory guidelines pertaining to monitoring of interest rate risks in the banking book in December 2017. The revised disclosure requirements with respect to the changes in economic value of equity (“ΔEVE”) in the banking book as a result of interest rate shocks have been applied from March 31, 2018. ΔEVE is defined as a decline in economic value as a result of an interest rate shock. It is calculated by multiplying the interest rate sensitivity (excluding credit spread) and interest rate change. The FSA implements a “materiality test” to identify banks taking excessive interest rate risks. Under the materiality test, the FSA monitors the ratio of ΔEVE to Tier 1 capital based on a set of prescribed interest rate shock scenarios. The threshold applied by the FSA is 15% and the ratios for SMBC on a consolidated basis at March 31, 2021 and 2020 were 9.6% and 11.1%, respectively and those for SMFG on a consolidated basis at March 31, 2021 and 2020 were 8.1% and 9.6%, respectively.

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

Maturity analysis of financial liabilities at March 31, 2021 and 2020

The following tables show a maturity analysis of the contractual undiscounted cash flows for financial liabilities at March 31, 2021 and 2020. The amount of interest on debt instruments is not included in the maturity tables below due to its insignificance.

	At March 31, 2021
	On demand	Not later than three months	Later than three months and not later than one year	Later than one year and not later than three years	Later than three years and not later than five years	Later than five years	Total
	(In millions)
Non-derivative financial instruments:
Deposits	¥102,997,450	¥35,126,538	¥13,139,583	¥3,031,727	¥648,342	¥552,018	¥155,495,658
Call money and bills sold	2,678	1,350,926	14,911	—	—	—	1,368,515
Repurchase agreements and cash collateral on securities lent	202,934	18,243,737	—	63,235	—	—	18,509,906
Trading liabilities	2,080,826	—	—	—	—	—	2,080,826
Financial liabilities designated at fair value through profit or loss	—	1,050	91,691	51,183	18,746	73,869	236,539
Borrowings	118,408	2,181,321	5,530,491	4,615,101	4,800,771	1,792,917	19,039,009
Debt securities in issue	—	1,969,168	1,557,662	1,959,596	2,072,760	3,533,304	11,092,490
Lease payable	—	19,666	62,571	106,129	72,848	134,738	395,952
Other financial liabilities	3,350,086	5,058,851	3,322	1,045	—	3,744	8,417,048
Off balance sheet items:
Loan commitments	71,677,806	—	—	—	—	—	71,677,806
Financial guarantee contracts	9,872,696	—	—	—	—	—	9,872,696

Total non-derivative financial instruments	¥190,302,884	¥63,951,257	¥20,400,231	¥9,828,016	¥7,613,467	¥6,090,590	¥298,186,445

Derivative financial instruments	¥4,900,077	¥—	¥—	¥608	¥8,578	¥40,170	¥4,949,433

	At March 31, 2020
	On demand	Not later than three months	Later than three months and not later than one year	Later than one year and not later than three years	Later than three years and not later than five years	Later than five years	Total
	(In millions)
Non-derivative financial instruments:
Deposits	¥90,576,919	¥31,586,693	¥11,729,113	¥3,460,144	¥504,408	¥579,182	¥138,436,459
Call money and bills sold	8,282	3,690,507	41,751	—	—	—	3,740,540
Repurchase agreements and cash collateral on securities lent	354,639	15,090,564	10,579	—	—	—	15,455,782
Trading liabilities	2,018,484	—	—	—	—	—	2,018,484
Financial liabilities designated at fair value through profit or loss	—	—	—	—	—	—	—
Borrowings	188,553	5,350,849	4,865,354	2,527,554	1,923,192	1,872,774	16,728,276
Debt securities in issue	—	1,821,902	1,226,153	2,241,586	1,916,987	3,512,194	10,718,822
Lease payable	—	18,890	59,829	107,638	68,788	145,722	400,867
Other financial liabilities	2,655,310	4,487,488	3,997	537	—	2,919	7,150,251
Off balance sheet items:
Loan commitments	62,151,698	—	—	—	—	—	62,151,698
Financial guarantee contracts	9,204,996	—	—	—	—	—	9,204,996

Total non-derivative financial instruments	¥167,158,881	¥62,046,893	¥17,936,776	¥8,337,459	¥4,413,375	¥6,112,791	¥266,006,175

Derivative financial instruments	¥5,555,201	¥—	¥—	¥—	¥—	¥—	¥5,555,201

Notes:

1.

Embedded derivatives which are separately accounted for, but presented together with the host contract in the consolidated statements of financial position are not included in the contractual tables above as they relate to the interest cash flow of the host contract, which are also not included in the tables above.

2.	Derivative financial instruments are recorded at fair value. Except for items designated as hedging instruments for fair value hedge, they are included in the column “On demand.”

Balance of loans and advances, and deposits at March 31, 2021 and 2020

The following table presents the balance of loans and advances, and deposits at March 31, 2021 and 2020. The balance of deposits, which was mainly composed of individual customer deposits at March 31, 2021 and 2020, exceeded the balance of loans and advances at the same time due to the stable deposit base in Japan.

	At March 31,
	2021	2020
	(In millions)
Loans and advances	¥97,714,938	¥94,671,818
Deposits	155,493,654	138,431,418

The following table presents a breakdown of deposits by domestic and foreign offices. Domestic inter-bank money is classified as “Call money and bills sold” and not included in “Deposits” in the consolidated statements of financial position. Over half of domestic deposits is composed of individual customer deposits.

	At March 31,
	2021	2020
	(In millions)
Domestic offices:
Non-interest-bearing demand deposits	¥26,509,136	¥23,804,054
Interest-bearing demand deposits	63,810,233	56,650,510
Deposits at notice	732,564	779,514
Time deposits	17,833,960	17,759,453
Negotiable certificates of deposit	5,603,154	4,081,741
Others	8,578,530	7,198,447

Total domestic offices	123,067,577	110,273,719

Foreign offices:
Non-interest-bearing demand deposits	1,760,079	1,503,721
Interest-bearing demand deposits	4,825,345	3,122,179
Deposits at notice	10,730,094	9,989,980
Time deposits	7,985,027	7,264,055
Negotiable certificates of deposit	6,967,464	6,098,695
Others	158,068	179,069

Total foreign offices	32,426,077	28,157,699

Total deposits	¥155,493,654	¥138,431,418

Capital Management

The Group manages its capital by taking into consideration regulatory compliance and business development.

The Group’s capital management objectives are to maintain sufficient capital resources to meet the capital adequacy requirements and to maintain a strong capital base to support the development of its business.

External regulatory capital requirement

The Group, the Company and its principal banking subsidiaries in Japan rigidly abide by the capital adequacy guidelines set by the FSA. Japan’s capital adequacy guidelines are based on the Basel Capital Accord, which was proposed by the BCBS for uniform application to all banks which have international operations in industrialized countries. Japan’s capital adequacy guidelines may be different from those of central banks or supervisory bodies of other countries because they have been designed by the FSA to suit the Japanese banking environment. The Group’s banking subsidiaries outside of Japan are also subject to the local capital ratio requirements.

In December 2010, the BCBS published the new Basel III rules text to implement the Basel III framework, which sets out higher and better-quality capital, better risk coverage, the introduction of a leverage ratio as a backstop to the risk-based requirement, measures to promote the build-up of capital that can be drawn down in periods of stress, and the introduction of two global liquidity standards. The main measures of the minimum capital requirements in the Basel III framework began in January 2013 and have been fully applied from January 2019. The minimum common equity requirement, the minimum Tier 1 capital requirement and the total minimum capital requirement have been 4.5%, 6% and 8%, respectively since January 2015. Moreover, banks have been required to hold a capital conservation buffer of 2.5% to withstand future periods of stress since January 2019. As a result, taking the capital conservation buffer into account, the minimum common equity requirement, the minimum Tier 1 capital requirement and the total minimum capital requirement have been 7%, 8.5% and 10.5%, respectively since January 2019. Furthermore, a countercyclical buffer within a range of 0% to 2.5% of common equity or other fully loss-absorbing capital has been implemented according to national circumstances.

In addition to the above-mentioned minimum capital requirements and capital buffer requirements under Basel III, organizations identified by the Financial Stability Board (“FSB”) as Global Systemically Important Banks (“G-SIBs”), which includes the Group, are required to maintain an additional 1% to 2% of Common Equity Tier 1 capital as a percentage of risk-weighted assets based on the organization’s size, interconnectedness, substitutability, complexity and cross-jurisdictional activity as determined by the FSB. The amount of G-SIB capital surcharge that applies to the Group based on the FSB’s determination is 1%. The FSB updates its list of G-SIBs on an annual basis.

To reflect the Basel III framework, the FSA changed its capital adequacy guidelines. The minimum Common Equity Tier 1 capital requirement, Tier 1 capital requirement and total capital requirement have been 4.5%, 6% and 8%, respectively since March 2015. The capital conservation buffer, countercyclical buffer and the G-SIB capital surcharge started to be phased in from March 2016 and have been fully applied from March 2019 under the FSA capital adequacy guidelines.

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

Additional Tier 1 capital consists primarily of perpetual subordinated bonds.

Tier 2 capital consists primarily of subordinated debt securities.

The capital adequacy guidelines permit Japanese banks to choose from the standardized approach, the foundation internal ratings-based (“IRB”) approach and the advanced IRB approach for credit risk, and the basic indicator approach, the standardized approach (“TSA”) and the advanced measurement approach (“AMA”) for operational risk. To be eligible to adopt the foundation IRB approach or the advanced IRB approach for credit risk, and TSA or AMA for operational risk, a Japanese bank must establish advanced risk management systems and receive prior approval from the FSA.

Adopting these approved approaches, the Group has complied with all externally imposed capital requirements throughout the period.

Failure of a Japanese bank, bank holding company or other financial institution to maintain the required risk-weighted capital ratios, may result in administrative actions or sanctions imposed by the FSA.

Regulatory capital

The table below presents the Group’s total capital ratio, total capital and risk-weighted assets under Japanese GAAP at March 31, 2021 and 2020 based on the Basel III rules.

	At March 31,
	2021	2020
	(In billions, except percentages)
SMFG Consolidated:
Total risk-weighted capital ratio	18.61%	18.75%
Tier 1 risk-weighted capital ratio	16.96%	16.63%
Common Equity Tier 1 risk-weighted capital ratio	16.00%	15.55%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥12,289.3	¥11,552.0
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	11,199.3	10,249.9
Common Equity Tier 1 capital	10,562.8	9,581.3
Risk-weighted assets	66,008.0	61,599.1
The amount of minimum total capital requirements(1)	5,280.6	4,927.9

(1)	The amount of minimum total capital requirements is calculated by multiplying risk-weighted assets by 8%.

47	RELATED-PARTY TRANSACTIONS

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

The transaction amounts included in the accounts, in aggregate, by category of related party were as follows:

Transactions with associates, joint ventures and other entities

	At March 31,
	2021	2020
	(In millions)
Assets:
Loans and advances	¥1,857,585	¥1,693,161
Others	78,410	115,885

Liabilities:
Deposits	¥192,010	¥208,978
Others	74,907	116,015

	For the fiscal year ended March 31,
	2021	2020	2019
	(In millions)
Income statements:
Income (interest income, fee and commission income, and others)	¥55,409	¥68,752	¥38,713
Expense (interest expense and others)	34,811	26,049	25,799

Financial guarantees issued by the Group for its associates at March 31, 2021 and 2020 were ¥349,323 million and ¥330,366 million, respectively.

Loan commitments to associates and joint ventures at March 31, 2021 and 2020 were ¥1,050,006 million and ¥848,536 million, respectively.

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

	At March 31,
	2021	2020
	(In millions)
Assets:
Loans and advances	¥4	¥—

Liabilities:
Deposits	¥2,259	¥2,078
Others	80	84

Compensation of Key Management Personnel

The following table presents the compensation expenses of key management personnel.

	For the fiscal year ended March 31,
	2021	2020	2019
	(In millions)
Short-term employee benefits	¥1,506	¥1,206	¥1,102
Share-based compensation	383	316	304

The details of the share-based compensation plan are described in Note 40 “Share-Based Payment.”

There were no post-employment benefits, other long-term benefits and termination benefits for the fiscal years ended March 31, 2021, 2020 and 2019.

48	PRINCIPAL SUBSIDIARIES

Principal Subsidiaries

The Group’s principal subsidiaries at March 31, 2021 are shown in the list below. The Group consolidates all entities that the Group controls. The Group controls an entity when the Group is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

Principal domestic subsidiaries

Company Name	Proportion of Ownership Interest(1)	Proportion of Voting Rights(1)	Main Business
	(%)	(%)
Sumitomo Mitsui Banking Corporation	100.0	100.0	Commercial banking
SMBC Trust Bank Ltd.	100.0	100.0	Trust banking
SMBC Guarantee Co., Ltd.	100.0	100.0	Credit guarantee
SMBC Nikko Securities Inc.	100.0	100.0	Securities
Sumitomo Mitsui Card Company, Limited	100.0	100.0	Credit card
SMBC Finance Service Co., Ltd.	100.0	100.0	Credit card, consumer credit and installment transaction
SMBC Consumer Finance Co., Ltd.	100.0	100.0	Consumer lending
SMBC Mobit Co., Ltd.	100.0	100.0	Consumer lending
The Japan Research Institute, Limited	100.0	100.0	System development, data processing, management consulting and economic research
Sumitomo Mitsui DS Asset Management Company, Limited	50.1	50.1	Investment management, and investment advisory and agency
Alternative Investment Capital Limited	60.0	60.0	Investment management and investment advisory
NCore Co., Ltd.	51.0	51.0	Data processing service and consulting
SMBC Venture Capital Co., Ltd.	40.0	40.0	Venture capital
SMBC Consulting Co., Ltd.	98.3	98.3	Management consulting and information services
Japan Pension Navigator Co., Ltd.	69.7	69.7	Operational management of defined contribution pension plans

(1)	Percentages of proportion of ownership interest and proportion of voting rights have been truncated.

Principal foreign subsidiaries

Company Name	Country of Incorporation	Proportion of Ownership Interest(1)	Proposition of Voting Rights(1)		Main Business
		(%)	(%)
SMBC Bank International plc	U.K.	100.0	100.0		Commercial banking
Sumitomo Mitsui Banking Corporation (China) Limited	China	100.0	100.0		Commercial banking
PT Bank BTPN Tbk	Indonesia	98.4	93.5	(2)	Commercial banking
SMBC Americas Holdings, Inc.	U.S.A.	100.0	100.0		Bank holding company
Manufacturers Bank	U.S.A.	100.0	100.0		Commercial banking
Banco Sumitomo Mitsui Brasileiro S.A	Brazil	100.0	100.0		Commercial banking
JSC Sumitomo Mitsui Rus Bank	Russia	100.0	100.0		Commercial banking
SMBC Bank EU AG	Germany	100.0	100.0		Commercial banking
Sumitomo Mitsui Banking Corporation Malaysia Berhad	Malaysia	100.0	100.0		Commercial banking
SMBC Leasing and Finance, Inc.	U.S.A.	100.0	100.0		Leasing
SMBC Nikko Securities America, Inc.	U.S.A.	100.0	100.0		Securities
SMBC Nikko Capital Markets Limited	U.K.	100.0	100.0		Securities
SMBC Capital Markets, Inc.	U.S.A.	100.0	100.0		Derivatives
TT International Asset Management Ltd	U.K.	100.0	100.0		Investment management, and investment advisory and agency

(1)	Percentages of proportion of ownership interest and proportion of voting rights have been truncated.
(2)

During the fiscal year ended March 31, 2020, the Group disposed of 4.9% equity interest in PT Bank BTPN Tbk to a third party investor. The disposal was undertaken to ensure that PT Bank BTPN Tbk is compliant with the free float requirement under the Indonesia Stock Exchange’s Rule. The Group had also entered into a commercial arrangement where the economic exposure resulting from the disposal is being retained. Therefore, the disposal has not resulted in a decrease in the Group’s ownership interests.

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

Some of the Group’s subsidiaries may be subject to restrictions on the ability to transfer funds to the Company in the form of cash dividends or to repay loans or advances, which include capital adequacy requirements imposed by the governments and central banks, and the Companies Act of Japan restrictions relating to dividends. In addition, the Group pledges assets as collateral to secure payables under repurchase agreements, securities lending transactions and securitizations, borrowings or for cash settlements, margins on derivative transactions and certain other purposes. The details of assets pledged are described in Note 39 “Assets Pledged and Received as Collateral.”

49	STRUCTURED ENTITIES

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

At March 31, 2021 and 2020, the consolidated ABCP conduits had total assets of ¥786,433 million and ¥726,070 million, respectively. The total notional amounts of the liquidity and credit enhancement facilities provided by the Group to the consolidated ABCP conduits at March 31, 2021 and 2020 were ¥1,226,930 million and ¥1,275,529 million, respectively, part of which was drawn at March 31, 2020.

The Group did not provide any financial or other support, without having a contractual obligation to do so, to consolidated structured entities during the fiscal years ended March 31, 2021 and 2020.

Unconsolidated Structured Entities

The following tables represent the carrying amounts of the Group’s interests in unconsolidated structured entities recognized in its consolidated statements of financial position by line item and the maximum exposure to loss from its interests at March 31, 2021 and 2020.

	At March 31, 2021
	Securitizations	Investment funds	Structured finance	Others	Total
	(In millions)
Interests in unconsolidated structured entities recognized in:
Trading assets	¥14,447	¥43,693	¥—	¥—	¥58,140
Financial assets at fair value through profit or loss	260	1,115,719	126,210	—	1,242,189
Investment securities	98,430	36,477	—	337	135,244
Loans and advances	2,729,910	—	6,057,533	556,426	9,343,869

Total	¥2,843,047	¥1,195,889	¥6,183,743	¥556,763	¥10,779,442

Maximum exposure to loss from interests in unconsolidated structured entities	¥3,902,125	¥1,197,191	¥6,986,116	¥710,918	¥12,796,350

	At March 31, 2020
	Securitizations	Investment funds	Structured finance	Others	Total
	(In millions)
Interests in unconsolidated structured entities recognized in:
Trading assets	¥14,112	¥53,490	¥—	¥—	¥67,602
Financial assets at fair value through profit or loss	240	628,177	128,823	—	757,240
Investment securities	25,153	25,668	—	466	51,287
Loans and advances	2,608,076	—	5,741,542	672,306	9,021,924

Total	¥2,647,581	¥707,335	¥5,870,365	¥672,772	¥9,898,053

Maximum exposure to loss from interests in unconsolidated structured entities	¥3,208,568	¥708,636	¥6,699,939	¥812,060	¥11,429,203

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

The Group did not provide any financial or other support, without having a contractual obligation to do so, to unconsolidated structured entities during the fiscal years ended March 31, 2021 and 2020.

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

The income received from such sponsored unconsolidated structured entities was ¥36,823 million and ¥39,734 million for the fiscal years ended March 31, 2021 and 2020, respectively. The majority of the income was management fees included in “Fee and commission income” and was from investment funds managed by SMDAM, the Group’s asset management subsidiary. The carrying amount of assets transferred to these entities, which mainly consisted of investment funds, was ¥2,777,918 million and ¥813,442 million for the fiscal years ended March 31, 2021 and 2020, respectively.

50	ACQUISITIONS

Fiscal Year Ended March 31, 2021

There were no material acquisitions that were accounted for as business combinations during the fiscal year ended March 31, 2021.

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

The following tables present an analysis of financial assets and liabilities, excluding cash and deposits with banks, trading assets and liabilities, and derivative financial instruments, by amounts recovered or settled, not more than twelve months or more than twelve months, at March 31, 2021 and 2020.

	At March 31, 2021
	Amounts recovered or settled
	Not more than twelve months	More than twelve months	Total
	(In millions)
Assets:
Call loans and bills bought	¥2,455,982	¥97,486	¥2,553,468
Reverse repurchase agreements and cash collateral on securities borrowed	11,666,696	71,376	11,738,072
Financial assets at fair value through profit or loss	1,905	1,742,943	1,744,848
Investment securities:
Debt instruments at amortized cost	36,133	35,882	72,015
Debt instruments at fair value through other comprehensive income	8,247,653	18,144,982	26,392,635
Equity instruments at fair value through other comprehensive income	—	4,586,811	4,586,811
Loans and advances	35,544,062	62,170,876	97,714,938
Other financial assets	4,076,649	173,805	4,250,454
Liabilities:
Deposits	¥151,262,640	¥4,231,014	¥155,493,654
Call money and bills sold	1,368,515	—	1,368,515
Repurchase agreements and cash collateral on securities lent	18,446,671	63,235	18,509,906
Financial liabilities designated at fair value through profit or loss	97,768	141,751	239,519
Borrowings	7,911,265	11,512,090	19,423,355
Debt securities in issue	3,533,310	7,695,290	11,228,600
Other financial liabilities	8,412,259	4,789	8,417,048

	At March 31, 2020
	Amounts recovered or settled
	Not more than twelve months	More than twelve months	Total
	(In millions)
Assets:
Call loans and bills bought	¥854,548	¥43,708	¥898,256
Reverse repurchase agreements and cash collateral on securities borrowed	13,676,260	69,736	13,745,996
Financial assets at fair value through profit or loss	298,350	1,180,006	1,478,356
Investment securities:
Debt instruments at amortized cost	287,432	33,339	320,771
Debt instruments at fair value through other comprehensive income	5,578,741	12,475,423	18,054,164
Equity instruments at fair value through other comprehensive income	—	3,489,451	3,489,451
Loans and advances	32,884,236	61,787,582	94,671,818
Other financial assets	4,109,546	120,132	4,229,678
Liabilities:
Deposits	¥133,891,776	¥4,539,642	¥138,431,418
Call money and bills sold	3,740,540	—	3,740,540
Repurchase agreements and cash collateral on securities lent	15,455,782	—	15,455,782
Borrowings	10,482,673	6,638,689	17,121,362
Debt securities in issue	3,009,936	7,975,112	10,985,048
Other financial liabilities	7,146,795	3,456	7,150,251

52	CONDENSED FINANCIAL INFORMATION OF REGISTRANT (SMFG)

Condensed Statements of Financial Position

	At March 31,
	2021	2020
	(In millions)
Assets:
Deposits with SMBC	¥221,993	¥174,641
Investments in SMBC	4,613,790	4,613,790
Loans to SMBC	8,195,888	7,445,175
Investments in other subsidiaries, associates and joint ventures	1,785,519	1,733,095
Other assets	207,701	136,040
Current tax assets	4,380	127,542

Total assets	¥15,029,271	¥14,230,283

Liabilities and equity:
Short-term borrowings from SMBC	¥1,278,030	¥1,228,030
Long-term borrowings	249,060	231,276
Debt securities in issue due to other subsidiaries	5,585	6,085
Debt securities in issue	6,778,540	6,013,305
Other liabilities	66,090	85,580

Total liabilities	8,377,305	7,564,276

Shareholders’ equity	6,002,211	5,985,688
Other equity instruments holders’ equity	649,755	680,319

Total equity	6,651,966	6,666,007

Total equity and liabilities	¥15,029,271	¥14,230,283

Condensed Income Statements

	For the fiscal year ended March 31,
	2021	2020	2019
	(In millions)
Income:
Interest income from SMBC	¥170,777	¥165,322	¥145,075
Dividends from SMBC	272,952	637,703	325,333
Dividends from other subsidiaries, associates and joint ventures	31,914	21,726	46,473
Fees and commission income from subsidiaries	7,777	9,048	5,666
Other income	794	19	106,712

Total income	484,214	833,818	629,259

Expense:
Interest expense to SMBC	4,313	4,328	4,298
Interest expense to other subsidiaries	4,320	14,502	13,663
Interest expense	154,298	148,177	128,360
Operating and other expense	31,806	22,812	24,857

Total expense	194,737	189,819	171,178

Profit before tax	289,477	643,999	458,081
Income tax expense	(5,710)	(6,416)	(28,517)

Net profit	¥295,187	¥650,415	¥486,598

Profit attributable to:
Shareholders	282,065	638,051	474,723
Other equity instruments holders	13,122	12,364	11,875

Condensed Statements of Cash Flows

	For the fiscal year ended March 31,
	2021	2020	2019
	(In millions)
Operating Activities:
Profit before tax	¥289,477	¥643,999	¥458,081
Income taxes paid—net	79,396	7,043	(17,440)
Other operating activities—net	267,159	(3,023)	(108,622)

Net cash and cash equivalents provided by operating activities	636,032	648,019	332,019

Investing Activities:
Loans provided to SMBC	(750,713)	(1,338,045)	(626,746)
Investments in subsidiaries	(7,418)	(255,468)	—
Investments in associates and joint ventures(1)	(52,849)	—	(22,400)
Proceeds from sale of investment in subsidiaries	—	—	184,122
Other investing activities—net(1)	(46,282)	(16,495)	15,852

Net cash and cash equivalents used in investing activities	(857,262)	(1,610,008)	(449,172)

Financing Activities:
Net increase of short-term borrowings	50,000	—	—
Proceeds from issuance of long-term borrowings	10,625	5,053	35,002
Redemption of long-term borrowings	—	(8,000)	—
Proceeds from issuance of debt securities	921,603	1,255,939	591,744
Proceeds from issuance of other equity instruments	99,400	84,073	—
Redemption of debt securities	(403,025)	(266,700)	—
Redemption of other equity instruments	(130,000)	—	—
Dividends paid to shareholders	(267,119)	(255,771)	(245,595)
Coupons paid to other equity instruments holders	(13,122)	(12,364)	(11,875)
Purchases of treasury stock and proceeds from sale of treasury stock—net	220	(99,605)	(69,799)

Net cash and cash equivalents provided by financing activities	268,582	702,625	299,477

Net increase (decrease) of cash and cash equivalents	47,352	(259,364)	182,324
Cash and cash equivalents at beginning of period	174,641	434,005	251,681

Cash and cash equivalents at end of period	¥221,993	¥174,641	¥434,005

(1)	Prior period amounts have been reclassified to conform to the current presentation.

Investments in subsidiaries, associates and joint ventures

Investments in subsidiaries, associates and joint ventures are stated at cost. The Company recognizes dividend income from these companies when its right to receive payment is established.

Investments in other subsidiaries, associates and joint ventures included equity investments in SMBC Nikko Securities Inc., Sumitomo Mitsui Card Company, Limited, SMBC Consumer Finance Co., Ltd., Sumitomo Mitsui DS Asset Management Company, Limited (“SMDAM”), Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”) and others at March 31, 2021 and 2020. These companies are incorporated in Japan, and the proportion of ownership interest of the Company in these companies was the same as described in Note 11 “Investments in Associates and Joint Ventures,” and Note 48 “Principal Subsidiaries.”

Long-term obligations

The Company had subordinated long-term borrowings amounting to ¥41 billion and ¥41 billion at March 31, 2021 and 2020, respectively, and had unsubordinated long-term borrowings amounting to ¥208 billion and ¥190 billion at March 31, 2021 and 2020, respectively. The Company also had subordinated bonds amounting to ¥948 billion and ¥969 billion, including ¥2 billion and ¥0.3 billion outstanding to its subsidiary, at March 31, 2021 and 2020, respectively, and had senior bonds amounting to ¥5,836 billion and ¥5,050 billion, including ¥4 billion and ¥6 billion outstanding to its subsidiary, at March 31, 2021 and 2020, respectively. For additional information, refer to Note 19 “Borrowings” and Note 20 “Debt Securities in Issue.”

Guarantees

The Company provided guarantee of ¥324 billion and ¥254 billion at March 31, 2021 and 2020, respectively, to the Deposit Protection Fund of the Association of German Banks with regard to the deposits of the SMBC Dusseldorf branch and SMBC Bank EU AG.