Form 20-F
period 2022-03-31
SUMITOMO MITSUI FINANCIAL GROUP, INC.
filed 2022-06-29
CIK 1022837

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended
March
31
, 2022
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
1-chom
e,
Chiyoda-ku,
Tokyo
100-0005,
Japan
Telephone:
+81-3-3282-8111

Facsimile
:
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
At March 31, 2022, the following shares of capital stock were outstanding: 1,374,362,102 shares of common stock (including
3,542,321
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
Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those in the forward-looking statements as a result of various factors, and the differences may be material. Potential risks and uncertainties include, without limitation, the following:

•	the lasting effects of the 2019 novel coronavirus disease (COVID-19) pandemic and collateral events;

•	the effects of Russia’s aggression against Ukraine and collateral events;

•	deterioration of Japanese and global economic conditions and financial markets;

•	declines in the value of our securities portfolio;

•	changes in the level or volatility of market rates or prices;

•	constraints on our operations due to capital adequacy requirements;

•	problems of other financial institutions;

•	adverse regulatory developments or changes in government policies;

•	incurrence of significant credit-related costs;

•	a significant downgrade of our credit ratings;

•	exposure to new risks as we expand the scope of our business;

•	our ability to successfully implement our business strategy through our subsidiaries, affiliates and alliance partners;

•	the industry specific risks of the consumer finance industry;

•	the recoverability of deferred tax assets;

•	insufficient liquidity;

•	the effects of climate change and various other environmental issues, and efforts to respond thereto; and

•	litigation and regulatory proceedings.
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
3.A.    SELECTED FINANCIAL DATA
Selected Financial Data
The following selected financial data at and for each of the five fiscal years ended March 31, 2022, 2021, 2020, 2019 and 2018 have been derived from our consolidated financial statements. You should read this data together with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this annual report.

	For the fiscal year ended and at March 31,
	2022	2021	2020	2019	2018
	(In millions, except per share data)
Consolidated income statements data:
Interest income	¥1,747,654	¥1,780,370	¥2,407,045	¥2,406,350	¥2,144,070
Interest expense	303,716	397,245	1,090,730	1,137,430	771,907

Net interest income	1,443,938	1,383,125	1,316,315	1,268,920	1,372,163

Fee and commission income	1,248,225	1,174,382	1,147,132	1,101,777	1,131,364
Fee and commission expense	209,762	201,723	203,822	178,351	178,867

Net fee and commission income	1,038,463	972,659	943,310	923,426	952,497

Net trading income	280,339	237,746	134,069	320,302	270,464
Net income (loss) from financial assets and liabilities at fair value through profit or loss	200,249	280,012	(21,939)	54,655	(667)
Net investment income	65,744	153,820	176,464	93,922	424,097
Other income	108,727	138,223	155,631	505,666	755,855

Total operating income	3,137,460	3,165,585	2,703,850	3,166,891	3,774,409

Impairment charges on financial assets	279,978	282,486	259,938	119,686	136,808

Net operating income	2,857,482	2,883,099	2,443,912	3,047,205	3,637,601

General and administrative expenses	1,801,621	1,679,115	1,696,386	1,679,813	1,775,183
Other expenses	368,559	283,879	488,806	575,657	792,765

Operating expenses	2,170,180	1,962,994	2,185,192	2,255,470	2,567,948

Share of post-tax profit (loss) of associates and joint ventures	(10,838)	36,373	24,031	40,157	49,323

Profit before tax	676,464	956,478	282,751	831,892	1,118,976

Income tax expense	161,389	251,402	51,768	184,306	229,378

Net profit	¥515,075	¥705,076	¥230,983	¥647,586	¥889,598

	For the fiscal year ended and at March 31,
	2022	2021	2020	2019	2018
	(In millions, except per share data)
Profit attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥499,573	¥687,483	¥200,052	¥541,932	¥759,998
Non-controlling interests	4,771	4,471	18,567	93,779	119,878
Other equity instruments holders	10,731	13,122	12,364	11,875	9,722
Earnings per share:
Basic	¥364	¥502	¥145	¥388	¥539
Diluted	364	501	145	387	538
Weighted average number of common shares in issue (in thousands of shares)	1,370,738	1,370,214	1,375,118	1,397,599	1,410,442
Dividends per share in respect of each fiscal year:
Common stock	¥200	¥195	¥185	¥175	¥155
	$1.63	$1.76	$1.70	$1.58	$1.46
Consolidated statements of financial position data:
Total assets	¥248,160,847	¥235,024,987	¥212,158,463	¥195,503,623	¥192,175,566
Loans and advances	104,635,815	97,714,938	94,671,818	90,682,938	85,129,070
Total liabilities	235,379,155	222,748,837	201,223,585	183,730,177	179,679,767
Deposits	162,593,492	155,493,654	138,431,418	134,404,652	128,461,527
Borrowings	20,584,651	19,423,355	17,121,362	12,167,858	10,652,481
Debt securities in issue	11,428,437	11,228,600	10,985,048	11,171,209	10,569,117
Total equity	12,781,692	12,276,150	10,934,878	11,773,446	12,495,799
Capital stock	2,341,878	2,341,274	2,339,965	2,339,443	2,338,743
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

Summary
The principal risks that could have a material adverse effect on our business, results of operations, financial condition or capital position include:
Risks Related to the Economic and Financial Environment

•	The lasting effects of the COVID-19 pandemic and collateral events.

•	The effects of Russia’s aggression against Ukraine and collateral events.

•	Deterioration of Japanese and global economic conditions and financial markets.

•	Declines in the value of our securities portfolio.

•	Changes in market rates or prices related to financial instruments.
Risks Related to Our Business

•	Failure to satisfy capital adequacy requirements.

•	Financial difficulties of counterparties and other financial institutions.

•	Adverse regulatory developments or changes in government policies.

•	The transition away from and discontinuation of the London Interbank Offered Rate (“LIBOR”) and other interest rate benchmarks.

•	Changes in the competitive environment around financial institutions and financial systems.

•	Adverse economic conditions affecting our customers and deterioration of their financial condition.

•	A significant downgrade of our credit ratings.

•	Challenges in achieving the goals of our business strategy.

•	Exposure to new risks as we expand the scope of our business.

•	Failure of our business strategies through our subsidiaries, affiliates and other business alliance partners.

•	Changes in the legal environment for the consumer finance industry.

•	The recoverability of deferred tax assets.

•	Declines in returns on our plan assets or revised actuarial assumptions for retirement benefits.

•	Insufficient liquidity.

•	Market price impact and dilution from sales of our shares by us.

•	Damage or failure of our information technology systems as a result of various incidents including cyberattacks.

•	Fraud, misconduct or other unlawful behavior by directors, officers and employees or third parties.

•	Exposure to Iran and other countries and targets that are subject to U.S. or other financial sanctions.

•	Natural disasters, terrorism, pandemics and other calamities.

•	The effects of climate change and various other environmental issues such as damage to natural capital and loss of biodiversity.

•	Inability of our risk management policies and procedures to adequately address unidentified or unanticipated risks.

•	Litigation and regulatory proceedings around the world.

•	Damage to our reputation.

•	Improper development, use or failure of our models.

•	Our failure to establish, maintain and apply adequate internal controls over financial reporting.
Risks Related to Owning Our Shares

•	Restrictions on U.S. investors’ ability to effect service of process on us or to enforce U.S. court judgments against us.
Risks Related to Owning Our ADSs

•	Limitations on rights of holders of our American Depositary Shares (“ADSs”) as shareholders.
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
COVID-19
vaccinations are considered to be an important tool to help stop the
COVID-19
pandemic, and these vaccinations have made progress in many countries. However, there remains uncertainty in the efficacy, availability, usage and acceptance of effective vaccines (including additional doses of vaccines). Even if the number of new
COVID-19
cases significantly decreases in many countries including Japan, this global pandemic and its negative effects on global economic conditions may persist into the future. Even in countries that succeed in significantly reducing the number of cases from the current outbreak, the level of economic activity may not fully recover in the short term or at all due to future waves of
COVID-19
or the emergence of new variants, or the expectations or fears thereof, as well as changes in lifestyle and business practices. Therefore, the Japanese and global economy may remain volatile or deteriorate.
If the Japanese and global economy remain volatile or deteriorate due to the
COVID-19
pandemic and collateral events, the balance of our impaired loans and credit-related costs may further increase due to deterioration in the financial condition of our customers. Additionally, disruption and volatility in financial markets may have an adverse effect on our funding activities and could subject our holdings of securities to impairment or valuation losses. Also, a decline in overall economic activity may cause us to miss business opportunities and this may adversely affect the execution of our operating strategy and our results of operations. Furthermore, since the outbreak of the
COVID-19
pandemic, we have been continuing to provide services such as financing and settlement to fulfill our responsibility as a financial institution, which is a part of the social infrastructure. In carrying out that responsibility, we may be requested to provide new and additional financing to customers, and these may increase our risk assets and lead to a lower capital adequacy ratio and to additional credit-related losses. From a business operational standpoint, if our efforts to prevent the spread of
COVID-19
within our workforce, such as enabling telework for employees and separating staff into two or more teams on alternating shifts, are ineffective or lead to decreased productivity and many of our employees contract the virus, such circumstances could adversely affect the operation of our businesses or force us to temporarily suspend operations. Furthermore, cyberattacks and financial crimes may increase under the new working arrangements such as expanded telework for employees.

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
Russia’s aggression against Ukraine and collateral geopolitical and economic consequences are having, and may continue to have, an adverse effect on our business, financial condition and results of operation.
Following Russia’s aggression against Ukraine beginning in February 2022, the Japanese government and authorities in several other jurisdictions, including the U.S., the European Union, the United Kingdom, Canada and Australia have imposed significant sanctions targeting Russia, such as bans on imports and exports, asset freezes, and revoking Russia’s most favored nation trade status.
Furthermore, Russia has taken various measures to defend its economy and mitigate the effect of sanctions, such as seizing the assets of foreign companies that have withdrawn from Russia and demanding payment in rubles for its exports. As a result of these geopolitical factors and the uncertain consequences, financial and commodity markets have experienced, and may continue to experience, significant disruptions and volatility. Moreover, these factors could exacerbate ongoing supply chain constraints caused by the
COVID-19
pandemic, and contribute to long-term inflationary pressure.
If Russia’s aggression against Ukraine is prolonged or increases in severity, or the situation spreads to other countries, global economic conditions and financial markets could worsen substantially, which could result in a variety of adverse impacts on our business, such as additional credit costs and valuation losses on securities. In addition, the seizure and nationalization of foreign capital by the Russian government may adversely affect the execution of our business strategies, results of operations and financial condition, given the presence of our local subsidiary in Russia and aircraft assets of our aviation leasing affiliate. Moreover, geopolitical tensions such as Russia’s aggression against Ukraine may increase the risk of cyberattack, including cyberattacks by state actors or others in retaliation against the sanctions imposed by the international community, as well as cyberattacks by other actors directed against our local operations in Russia or otherwise seeking to take advantage of the ongoing crisis. In order to address this risk, in addition to the cybersecurity measures described in “—Our business relies on our information technology systems, which are at risk of being damaged or failing as a result of various incidents including cyberattacks, and their failure could harm our relationships with customers or adversely affect our provision of services to customers,” we have enhanced security measures such as strengthening our surveillance system, including information gathering efforts, and issued alerts to directors, officers and employees. However, there can be no assurance that these measures will be sufficient or effective to detect or protect against such attacks.
The extent to which Russia’s aggression against Ukraine and the collateral geopolitical and economic consequences will affect our business, results of operations, financial condition and business performance depends on the duration and future course of the conflict, which are uncertain and difficult to predict. To the extent that the Russia/Ukraine situation adversely affects our business, results of operations and financial condition, it may also have the effect of increasing the likelihood and magnitude of the other risks described in “Item 3.D. Risk Factors.”
For more information on the impact of Russia’s aggression against Ukraine on the operating environment, our results of operations and our financial condition, see “Item 5 Operating and Financial Review and Prospects.”
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
policies, policies on financial
markets
, as well as related laws, regulations and agreements adopted by governmental authorities. Those factors include, for example, monetary easing by the BOJ, monetary tightening by the Federal Reserve Board and other central banks, the increase of tariffs and other protectionist trade policies of countries including the U.S. Furthermore, geopolitical instability in various parts of the world, including North Africa, the Middle East, Asia and Eastern Europe, and material changes in regional economic or political unions or associations between countries, such as the United Kingdom’s exit from the European Union, which took place on January 31, 2020, could contribute to economic instability in those and other regions. Such regional economic instability could adversely affect Japanese and global economic conditions.
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
Our regulatory capital position and that of SMBC depend in part on the fair value of our equity securities portfolio. Substantial declines in securities prices on Japanese stock markets or other global markets would negatively affect our and SMBC’s capital positions, and limit SMBC’s ability to make distributions to us.
Our equity securities portfolio mainly consists of equity instruments at fair value through other comprehensive income. The reported value of our equity instruments at fair value through other comprehensive income accounted for 1.9% of our total assets at March 31, 2022, approximately 79.6% of which were Japanese equity securities. This value depends mainly on prices of the instruments in the stock market. In addition, the reported value, and gross unrealized gains and losses of those equity instruments at fair value through other comprehensive income at March 31, 2022 are described in “Item 5.A. Operating Results—Financial Condition—Investment Securities.”
In recent years, we have been reducing our strategic shareholding investments in order to mitigate the impact of share price fluctuations on our financial base. Any further disposal by us of equity holdings of our customers’ shares could in turn cause our customers to dispose of their equity holdings of our shares, which could adversely affect the market price of our shares.
Changes in market rates or prices related to financial instruments could adversely affect our financial condition and results of operations.
We engage in trading and investing activities dealing with various kinds of financial instruments such as bonds, equities, currencies, derivatives and funds. For example, we have substantial investments in debt securities. At March 31, 2022, we had ¥ 16 trillion of Japanese government bonds classified as debt instruments at fair value through other comprehensive income, which accounted for approximately 6.4% of our total assets.
Our financial condition and results of operations could be adversely affected by actual changes or volatility in interest rates, foreign exchange rates and market prices of investment securities. Increases in interest rates could substantially decrease the value of our fixed income portfolio, and any unexpected changes in yield curves could adversely affect the value of our bond and interest rate derivative positions, resulting in lower-than-

expected revenues from trading and investment activities. Market volatility may also result in significant realized and unrealized losses on such instruments. Furthermore, the downgrading of investment securities by credit rating agencies may also cause declines in the value of our securities portfolio.
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
With respect to the quantity of the capital base, the minimum Common Equity Tier 1 risk-weighted capital ratio and minimum risk-weighted capital ratio applicable to us and SMBC have been 4.5% and 8% respectively since March 2015. Moreover, we are required to hold a capital conservation buffer to withstand future periods of stress and a countercyclical buffer as additional capital to reduce the buildup of systemic risk in periods and locations of excessive credit growth. The capital conservation buffer has been 2.5% since March 2019. As a result, taking the capital conservation buffer into account at March 2022, the total minimum Common Equity Tier 1 risk-weighted capital ratio has been 7%, and the total minimum risk-weighted capital ratio has been 10.5%. The countercyclical buffer is calculated as the weighted average of the buffers in effect in the jurisdictions to which we have credit exposure, with a maximum of 2.5% from March 2019.
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
Under the FSA’s guidelines for the leverage ratio, which have been applied from March 31, 2019, banks and bank holding companies with international operations must maintain a leverage ratio of at least 3% on both a consolidated basis and a nonconsolidated basis from March 31, 2019. In March 2020, according to the deferral of the implementation of the finalized Basel III reform announced by the GHOS, the FSA announced that the implementation of the leverage ratio requirements under the finalized definition of the leverage ratio exposure measure and the leverage ratio buffer requirement for
G-SIBs
in Japan were deferred for one year, and will take effect from March 31, 2023. In addition, the FSA published the draft amendments to the regulatory notices regarding leverage ratio requirements under the Basel III finalization framework on October 29, 2021.
In June 2020, in light of the increasing impact of the
COVID-19
pandemic, the FSA published amendments to its guidelines for the leverage ratio, which mainly exclude deposits with the BOJ from the denominator for the calculation of the leverage ratio in order to maintain harmonization with the monetary policy implemented by the BOJ and the prudential regulations for banks and other financial institutions as temporary measures. These amendments, which came into force on June 30, 2020 and were scheduled to expire on March 31, 2021, were later extended to be effective until March 31, 2022 and again until March 31, 2024.
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
At March 31, 2022, on a consolidated basis, our total risk-weighted capital ratio, Tier 1 risk-weighted capital ratio and Common Equity Tier 1 risk-weighted capital ratio were 16.56%, 15.46% and 14.45%, compared to the minimum required ratios of 11.53%, 9.53% and 8.03%, respectively. Such minimum required ratios include the capital conservation buffer of 2.5%, the
G-SIB
capital surcharge of 1.0% and the countercyclical buffer of 0.03%.
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
Regulatory reforms implemented by the Biden Administration and the Democratically-controlled Congress, or any other kind of significant regulatory developments could adversely affect our capital ratios and results of operations. For further details, see “Item 4.B. Business Overview—Regulations in Japan, Regulations in the United States, and Regulations in Other Jurisdictions.” Since changes in regulation or fiscal or other policies and their effects are unpredictable and beyond our control, we may not be able to comply with those changes at all times, despite our efforts, or may have to incur increased costs or make changes to our operations in order to do so. Any such failures to comply with those changes could result in administrative or judicial proceedings against us, including suspension of our business and financial penalties, which could materially and adversely affect our business, reputation, results of operations and financial condition.
The transition away from and discontinuation of LIBOR and other interest rate benchmarks could have a negative impact on our results of operations.
For several years, global regulators and central banks have been pursuing international efforts to reform interest rate benchmarks, such as the London Interbank Offered Rate (“LIBOR”). In July 2017, the UK Financial Conduct Authority (“FCA”), which regulates LIBOR, announced that the FCA will no longer persuade or compel banks to submit rates for the calculation of LIBOR after 2021. In March 2021, the FCA and ICE Benchmark Administration, the authorized and regulated administrator of LIBOR, announced that all the GBP, CHF, JPY, EUR LIBOR settings and the one-week
and two month USD LIBOR settings would cease after December 31, 2021, and the remaining USD LIBOR settings would cease after June 30, 2023.
We identified a significant number of assets and liabilities linked to LIBOR and other interest rate benchmarks, across businesses that require transition to alternative reference rates.
The transition away from and discontinuation of LIBOR and other interest rate benchmarks, uncertainty as to the availability and/or suitability of alternative reference rates, and differences between LIBOR, and other interest rate benchmarks and alternative reference rates may have a material adverse effect on financial markets and market participants, including us. Accordingly, we have taken, and are continuing to take, necessary steps to address the transition and meet the industry-recommended and regulatory milestones, including developing internal systems and infrastructure to transition to alternative reference rates, as well as conducting outreach to inform our customers of the necessity to prepare for the cessation of LIBOR. Also, SMFG and major subsidiaries adhere to the IBOR Fallbacks Supplement to the 2006 ISDA Definitions and the ISDA 2020 IBOR Fallbacks Protocol, which came into effect on January 25, 2021.
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

We continue to make SMBC Group-wide efforts to address various areas and risks of the transition including but not limited to customer communication and internal controls with effective corporate governance. For further details, see Note 2 “Summary of Significant Accounting Policies—Hedge Accounting—Interest Rate Benchmark Reform,” Note 7 “Derivative Financial Instruments and Hedge Accounting—Hedge accounting—Interest Rate Benchmark Reform” and Note 46 “Financial Risk Management—Interest Rate Benchmark Reform” to our consolidated financial statements included elsewhere in this report.
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
Adverse economic conditions affecting our customers and deterioration of their financial condition could increase our credit costs.
Our
non-performing
loans (“NPLs”) and credit costs for corporate and individual customers may increase significantly if:

•	domestic or global economic conditions worsen or do not improve;

•	our customers do not repay their loans, due to reasons including deterioration of their financial condition; and

•	the value of collateral declines.

We have substantial exposure to corporate customers in the following sectors: real estate and goods rental and leasing, manufacturing, transportation, communications and public enterprises, wholesale and retail, and services, including electric utilities, and to individual customers mainly through housing loans. The financial condition of those customers may be subject to changes in the industry-specific economic conditions, including, for example, fluctuations in the prices of oil, gas and other natural resources, as well as general economic conditions. In addition, adverse region-specific economic conditions or changes in economic conditions due to unexpected incidents such as the spread of
COVID-19,
Russia’s aggression against Ukraine and collateral events could worsen our customers’ financial condition or could decrease the value of our collateral provided to us in such regions. As a result, we may be required to record increases in our allowance for loan losses.
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
The ratio of impaired loans and advances to the total loans and advances, both net of allowance for loan losses, were 0.8%, 0.8% and 0.5% at March 31, 2022, 2021 and 2020, respectively. For further information, see “Item 5.A. Operating Results— Financial Condition—Loans and Advances.”
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
Changes in the legal environment have severely and adversely affected the business performance of consumer lending and credit card companies. We have exposures to the risks specific to the consumer finance industry through our subsidiaries, including SMBC Finance Service Co., Ltd. (“SMBC Finance Service”) and SMBC Consumer Finance Co., Ltd. (“SMBC Consumer Finance”).
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
In addition, as a result of court decisions unfavorable to those companies, claims for refunds of amounts paid in excess of the applicable maximum allowed rate by the Interest Rate Restriction Act have increased substantially. Although SMBC Finance Service, SMBC Consumer Finance and other subsidiaries each recorded a provision for claims for refunds of gray zone interest on loans, we may be required to recognize additional losses if such provisions are determined to be insufficient, and the additional losses could have an adverse effect on our results of operations and financial condition.
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
In particular, cybersecurity risks for financial institutions have significantly increased in recent years. This is partly because of the continuous introduction of new technologies and the use of the internet and telecommunications technologies as well as the elaboration of the cyberattacks, which include computer viruses, malicious code such as ransomware, phishing and other forms of social engineering or other security breaches. Geopolitical tensions may also increase the risk of cyberattacks from foreign governments and state-sponsored actors. As we rely on information technology systems in our business and our receipt and handling of confidential personal information from our customers, any impairment, compromise or destruction of such systems may interfere with, or temporarily prevent us from, continuing our operations. In addition, we also face indirect cybersecurity risks relating to our customers and other third parties, including counterparties in the financial services industry and financial data aggregators. As a result of increasing consolidation, interdependence and complexity of financial entities and technology systems, a technology failure or cyberattack could have a material impact on counterparties or other market participants, including us. Any third-party technology failure or cyberattack could adversely affect our ability to execute transactions or deliver services to our clients effectively. For example, vulnerabilities in third-party technology systems may increase the risk that our information technology systems are exposed to cyberattacks.
Accordingly, we have taken steps to protect information technology systems from these risks, including by establishing data recovery capability and functionality, and to address contingencies that could arise in the event of a major disruption of services. Particularly, we have adopted our “Declaration of Cyber Security Management” in order to further strengthen our cybersecurity capabilities. In this declaration, our management recognizes cybersecurity as a major management issue and takes a leadership role in implementing measures such as allocating appropriate resources based on discussions at the meetings of the Management Committee and the board of directors, establishing a special department and manual for emergencies and enhancing security measures for our services including internet banking services.
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
U.S. law generally prohibits or substantially restricts U.S. persons from doing business with countries, regions and persons that are the subject of sanctions administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) or other agencies (“Restricted Targets” which include Iran,

North Korea, Syria, Cuba and the Crimea, Donetsk People’s Republic, and Luhansk People’s Republic regions of Ukraine). Other applicable financial sanctions are administered by the Ministry of Finance of Japan and authorities in other countries.
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
In recent years, the U.S. government implemented a number of sanctions targeting
non-U.S.
persons for activities undertaken outside the United States (“secondary sanctions”) that involve specific sanctions targets or certain activities including, among other things, certain transactions related to Iran’s energy, petrochemical, shipping and shipbuilding sectors. Pursuant to the July 14, 2015 Joint Comprehensive Plan of Action (“JCPOA”) agreed to by the five permanent members of the United Nations Security Council plus Germany and Iran, with the European Union, on January 16, 2016 (“Implementation Day”), the United States lifted U.S. nuclear-related secondary sanctions targeting Iran. Even after Implementation Day, certain secondary sanctions remained in effect, including those targeting significant transactions involving Iranian or Iran-related Specially Designated Nationals and Blocked Persons (“SDNs”). However, in 2018, the United States terminated its participation in the JCPOA. At November 5, 2018, following the conclusion of certain “wind-down” periods, all U.S. sanctions (both primary and secondary) that had been waived or lifted under the JCPOA have been re-imposed
and are fully effective, and additional sanctions were put into place in 2019 and 2020. While the parties to the JCPOA have engaged in negotiations concerning a possible return to the agreement by the United States, as of June 29, 2022, all such sanctions remain in effect. In accordance with applicable laws and regulations, SMBC intends to provide certain services, including settlement services in connection with customers’ trade transactions between Japan and Iran, to the extent that such activities are permissible under U.S. secondary sanctions. For more details of relevant laws and regulations, see “Item 4.B. Business Overview—Regulations in the United States—Laws Prohibiting Money Laundering and Terrorist Financing.”
In addition, the U.S. government and authorities in several other jurisdictions, including the European Union, the United Kingdom, Japan, Canada, and Australia, have imposed significant sanctions and export control measures targeting Russia in response to Russia’s aggression against Ukraine in February 2022. In broad terms, the U.S. restrictions enacted to date include: territorial embargoes on the Donetsk People’s Republic and Luhansk People’s Republic regions of Ukraine, prohibitions on trade in certain goods and services between the United States and Russia and new investment in Russia by U.S. persons, asset blocking sanctions on a number of Russian individuals and entities, restrictions on transactions involving certain Russian financial institutions and Russia’s Central Bank, National Wealth Fund, and Ministry of Finance, and restrictions on dealing in Russian sovereign debt and debt or equity of certain Russian companies. Additional or expanded sanctions may be imposed in the future. The 2022 Russia-related sanctions are in addition to sanctions previously enacted by the U.S. government and other authorities in response to Russia’s 2014 annexation of Crimea, including those under the U.S. Ukraine-/Russia-Related Sanctions Regulations, the U.S. Ukraine Freedom Support Act of 2014, as amended, and “sectoral” sanctions on the financial, energy and defense sectors of the Russian economy.
The U.S. government has imposed targeted sanctions against individuals in China and Hong Kong pursuant to the Hong Kong Autonomy Act and Executive Order 13936, and has also imposed restrictions pursuant to Executive Order 13959, as amended, on transactions by U.S, persons in securities issued by or linked to certain Chinese companies determined to be associated with the Chinese military-industrial complex. Additionally, pursuant to the Global Magnitsky Human Rights Accountability Act and Executive Order 13818, the U.S. government has sanctioned a number of Chinese entities and individuals in connection with China’s actions with respect to the Xinjiang Uyghur Autonomous Region (“Xinjiang”), and published an advisory warning U.S. and
non-U.S.
companies with supply chain exposure to Xinjiang of reputational, economic, and legal risks of involvement with entities that engage in human rights abuses, including but not limited to forced labor in the manufacture of goods intended for domestic and international distribution. On December 23, 2021, President Biden signed into law the Uyghur Forced Labor Prevention Act, which establishes a rebuttable presumption, effective June 21, 2022, that goods, wares, articles, and merchandise mined, produced, or manufactured wholly or in part in Xinjiang may not be imported into the United States. In June 2022, U.S. government agencies published additional guidance concerning this restriction and on due diligence best practices. While the sanctions imposed under these authorities to date have not materially impacted our business, it is possible that future sanctions may have a more significant effect on us.
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
Our business operations are subject to the risks of natural disasters, terrorism, pandemics, blackouts, geopolitical incidents and other calamities, any of which could impair our business operations. Despite our preparation of operation manuals and other backup measures and procedures, such calamities could cause us to suspend operations and could adversely affect our businesses, financial condition and results of operations. Large-scale natural disasters such as the Great East Japan Earthquake of March 2011 and any subsequent collateral events, may adversely affect economic conditions in general, the financial condition of our corporate and individual customers and stock market prices, or cause other negative effects, any or all of which could materially and adversely affect our financial condition and results of operations owing to, for example, an increase in the amount of credit-related costs or an increase in losses related to our holdings of securities.
We are exposed to risks associated with climate change, and various other environmental issues such as damage to natural capital and loss of biodiversity.
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
Physical risks of climate change arise from a number of factors and relate to specific weather events, such as large-scale typhoons. As a result of climate change, the intensity and frequency of extreme weather events has increased. Despite our preparation of operation manuals and other backup measures and procedures, a large-scale disaster due to extreme weather conditions could damage our branches and cause harm to employees, interfering with our business continuity. Large-scale disasters could also adversely affect the financial condition of our customers or the value of properties pledged as collateral, resulting in an increase in our credit costs. In addition, our operating income and values of assets held may decrease due to instability in financial markets, which could also adversely affect our ability to raise financing.
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
Following adoption of the Paris Agreement, governments and industry coalitions around the world have made pledges and commitments intended to mitigate the effects of climate change. For example, in October 2020, the Government of Japan announced a net zero greenhouse gas (“GHG”) emissions goal for 2050. There is also growing interest from investors and other stakeholders in climate-related initiatives such as the Task Force on Climate-related Financial Disclosures (“TCFD”) and Sustainable Development Goals (“SDGs”). In line with these global commitments and initiatives, we have set a number of climate-related targets, including our target to achieve net zero GHG emissions in SMBC Group-wide operations by 2030, our goal to increase the amount of sustainable finance to support our clients’ efforts at addressing climate change and transition, and our commitment to achieving net zero GHG emissions across our overall investment and loan portfolio by 2050. See “Item 4.B. Business Overview—SMBC Group’s Response to Climate Change—SMBC Group’s Approach.”
Progress toward achieving our climate-related targets and pursuing the SMBC Group-wide climate change-related initiatives requires significant investment of resources and management time, and implementation of new compliance and risk management systems, internal controls and procedures. Our ability
to achieve our climate-related goals, which are to be pursued over the long-term, is subject to numerous risks and uncertainties, many of which are outside of our control, such as changes in environmental and energy regulation and policy, the pace of technological change and innovation, and the actions of our clients, customers and competitors. If we are unable to achieve our climate-related targets within our stated timeframes or at all, or if our efforts and disclosure regarding climate and sustainability issues are perceived as insufficient, we may be subject to reputational harm, negative public sentiment, regulatory scrutiny, litigation and reduced investor and stakeholder confidence, which could adversely affect our business and results of operations, as well as the market price of our shares and/or the environment for our capital raising activities.
In addition, we are also exposed to risks associated with various other environmental issues such as damage to natural capital and loss of biodiversity. Natural capital refers to natural resources such as plants, animals, air, water and soil. There is a growing awareness among investors and other stakeholders of the financial risks from damage to natural capital and loss of biodiversity. Due to our awareness to this issue, we have participated in the international alliance “Task Force on Nature-related Financial Disclosures Forum” on January 25, 2022, in order to be engaged in the establishment of the risk management and disclosure framework and to proactively disclose relevant information. Nevertheless, such efforts may be perceived as insufficient by investors and other stakeholders. In such cases, the market price of our shares and/or the environment for our capital raising activities may be negatively affected. Furthermore, damage to natural capital and loss of biodiversity may have adverse consequences such as contributing to the intensity of natural disasters and food insecurity, which could lead to disruptions in economic conditions and financial markets or deterioration in the financial condition of our customers. The occurrence of such environmental scenarios, in addition to the risks of climate change, could adversely affect our business, results of operations and financial condition.
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
On March 24 and April 13, 2022, the Tokyo District Public Prosecutors Office brought charges against our wholly-owned broker-dealer subsidiary, SMBC Nikko Securities Inc. (“SMBC Nikko Securities”), and several of its former and current officers and employees, on allegations of illegal stabilization transactions in violation of the Financial Instruments and Exchange Act of Japan (“FIEA”). A criminal proceeding is ongoing before the Tokyo District Court, which could result in monetary penalties for SMBC Nikko Securities as an entity, although the expected duration and outcome of the proceedings are uncertain. In addition to monetary penalties from the criminal proceeding, we and SMBC Nikko Securities may face administrative or regulatory penalties and sanctions, including becoming subject to a business improvement or cessation order, as well as private lawsuits, in connection with or arising out of the alleged violations. We and SMBC Nikko Securities have experienced and may continue to experience reputational harm or damage to relationships with customers as a result of the ongoing legal proceedings, which could result in reduced business opportunities with clients.
Moreover, SMBC and one of its subsidiaries contribute or used to contribute to financial benchmarks such as the Tokyo Interbank Offered Rate (“TIBOR”) for certain specific currencies. These benchmarks are or were referenced in jurisdictions in which we operate and do not operate. An adverse regulatory decision, judgment or ruling in investigation, litigation and regulatory proceedings that we face or may face, including in jurisdictions we do not operate in, could have a material adverse effect on our business, results of operations and financial condition.
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
Improper development, use or failure of our models may adversely affect our judgments on management and business operations.
We use models in our managerial decisions and business judgments. We define models as quantitative method, system, or approach that applies statistical, economic, financial, or mathematical theories, techniques, and assumptions to process input data into quantitative estimates. The use of models is susceptible to a variety of risks from errors, improper use or design flaws. For example, operational errors in the development or implementation of models or use of models beyond the scope of the assumptions and limitations for the models to work appropriately, could lead to errors that can adversely affect managerial decisions and business judgments. We strive to mitigate such risks by implementing proper management of model development and usage. However, an occurrence of deviations between the assumptions built into models and the actual conditions in the economic, financial and business environments, or improper use of models by directors, officers and employees, may increase the output uncertainty of our models and cause us to make erroneous or suboptimal decisions and judgments, which could adversely affect our business and results of operations.
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
Risks Related to Owning Our Shares
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
Risks Related to Owning Our ADSs
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
Domicile and Legal Form
We are a joint stock corporation incorporated with limited liability under the laws of Japan. Our address is: Sumitomo Mitsui Financial Group, Inc.,
1-2,
Marunouchi
1-chome,
Chiyoda-ku,
Tokyo
100-0005,
Japan. Our telephone number is:
+81-3-3282-8111.

History and Development
We were established in December 2002 as a holding company for the SMBC Group through a statutory share transfer (
kabushiki-iten
) of all of the outstanding equity securities of the former SMBC in exchange for our newly issued securities. Upon our formation and completion of the statutory share transfer, the former SMBC became our direct, wholly owned subsidiary. SMBC was established in March 2003 through the merger of the former SMBC with Wakashio Bank, which was established in 1996 as a subsidiary of Sakura Bank. The former SMBC was established in April 2001 through the merger of Sumitomo Bank and Sakura Bank, which was established through the merger of Taiyo Kobe Bank and Mitsui Bank in 1990. Mitsui and Sumitomo started their banking businesses in 1876 and 1895, respectively. The origins of both banking businesses can be traced back to the seventeenth century.
Information Concerning the Principal Capital Expenditures and Divestitures
On November 30, 2021, we acquired a 74.9% equity interest in Fullerton India Credit Company Limited (“Fullerton India”) for ¥230 billion, which became our subsidiary. Fullerton India has a pan-India
distribution network and offers unsecured loans and loans against property to mainly small and medium-sized
enterprises and individual customers.
Public Takeover Offers
Not applicable.
Available Information
The SEC maintains a website at
https://www.sec.gov
that contains reports and proxy information regarding issuers that file electronically with the SEC. Some of the information may also be found on our website at
https://www.smfg.co.jp/english/.
4.B.    BUSINESS OVERVIEW
Overview
We are the holding company for the SMBC Group. The SMBC Group is comprised of SMBC, SMBC Trust Bank Ltd. (“SMBC Trust Bank”), SMFL, SMBC Nikko Securities, Sumitomo Mitsui Card Company, Limited (“Sumitomo Mitsui Card”), SMBC Finance Service Co., Ltd. (“SMBC Finance Service”), SMBC Consumer Finance Co., Ltd. (“SMBC Consumer Finance”), The Japan Research Institute, Limited (“The Japan Research Institute”), Sumitomo Mitsui DS Asset Management Company, Limited (“SMDAM”) and other subsidiaries and affiliates. We are one of the three largest financial groups in Japan and offer a diverse range of financial services, including commercial banking, leasing, securities, consumer finance and other services. See “Item 4.C. Organizational Structure.”
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

In April 2020, we made a revision of our Mission to add “We contribute to a sustainable society by addressing environmental and social issues” so that it reflects our commitment to fulfilling our social responsibilities by further enhancing our various initiatives, not only limited to financial services.
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
Sustainability Management
The world is currently facing a range of environmental and social issues, for example, climate change due to global warming, nature loss and human rights violations in supply chains. In response to these environmental and social challenges, the public and private sectors have implemented various initiatives aimed at realizing a sustainable society, with growing interest in the SDGs set by the United Nations General Assembly in 2015 and environment, social, and governance (“ESG”) investing.
We define sustainability as “creating a society in which today’s generation can enjoy economic prosperity and well-being, and pass it on to future generations,” and are promoting sustainability management. The role of the Group Chief Sustainability Officer (“CSuO”), which was established in April 2021 as part of the group CxO framework, oversees and promotes our sustainability-related initiatives. Under the guidance of the Group CSuO, the Corporate Sustainability Department and the Sustainable Solutions Department, both within the Sustainability Division, which was established in April 2022, plan and promote SMBC Group-wide sustainability measures and businesses. The Corporate Sustainability Committee, which is chaired by the Group Chief Executive Officer (“CEO”), discusses matters pertaining to the spread of sustainability management throughout the SMBC Group as well as measures necessary for promoting sustainability. In addition, the sustainability committee, which we established in July 2021 as an internal committee of the board of directors, deliberates with and gives advice to the board of directors on the progress of our sustainability initiatives, domestic and overseas sustainability trends, and other matters related to sustainability. Furthermore, we have incorporated qualitative and quantitative indicators related to ESG initiatives into executive compensation schemes to accelerate sustainability management.
We established the “SMBC Group Statement on Sustainability,” as the basic principles upon which our efforts to realize a sustainable society will be based. We are also implementing the “Group Environmental Policy” recognizing the importance of realizing a sustainable society and continuously making efforts to harmonize environmental preservation and pollution control with corporate activities. Moreover, we have formulated the “Statement on Human Rights” as our basic policy on human rights. Furthermore, on April 1, 2022, we established the “Social Contribution Policy” and the “Sustainable Procurement Policy.” The “Social Contribution Policy” is intended to strengthen our value creation by creating social impact through social contribution. We clarify our approach to social contribution activities from four perspectives:

•	Our role in society;

•	Social contribution activities of the SMBC Group;

•	Our approach to our employees; and

•	Our approach to public disclosure.
The “Sustainable Procurement Policy” is intended to strengthen responsible procurement and contribute to realizing a sustainable society with our suppliers. We clarify our expectations towards suppliers regarding the environment, respect for human rights, compliance with laws, information management, and fair business practices, etc.
On April 1, 2022, we established the “SMBC Group Environmental and Social Framework,” which unifies our internal policies and rules regarding the environment and society including those we listed above, in order to articulate our comprehensive stance to the environment and society and contributing to the realization of a sustainable society. This framework is proactively reviewed on an ongoing basis in light of the revision or abolition of specific policies, rules, or procedures, deliberations by the sustainability committee or other bodies, changes in the external environment surrounding our business activities, and the results of regular reviews conducted annually (in principle) as part of internal audit.
We support the 10 principles of the “United Nations Global Compact,” in the areas of human rights, labor standards, environment and anti-corruption measures. We strive to comply with laws and regulations in the regions and countries where we do business, protect and respect human rights in accordance with international human rights standards, and work to prevent complicity in human rights violations.
In addition, we disclose our policies for specific businesses and sectors listed below, which are considered to have a high risk of significantly impacting the environment or society. The policies are introduced in SMBC, SMBC Trust Bank, SMFL and SMBC Nikko Securities. We continue to engage with customers and various other stakeholders while regularly considering the need to revise our financing policies as necessitated by the operating environment.

•	Coal-fired power generation

•	Hydroelectric power generation

•	Oil and gas

•	Coal mining

•	Tobacco manufacturing

•	Nature conservation areas

•	Palm oil plantation development

•	Deforestation

•	Manufacturing of cluster bombs and other weapons of destruction
In May 2021, we revised our policy regarding coal-fired power plants so that finance for newly planned coal-fired power plants and the expansion of existing plants is not provided, effective from June 1, 2021. We are aware of asset-stranding risks during the transition to a decarbonized society, issues of human rights with respect to the elimination of illegal labor and child labor in coal mines and consideration of biodiversity associated with mining. Therefore, in May 2022, we revised our policy not to finance newly planned or expansions of thermal coal mining projects, including the expansion of infrastructure developments that are dedicated to such projects.
We also established “SMBC Group GREEN×GLOBE 2030,” a plan toward 2030 based on our Statement on Sustainability. It includes our external and internal initiatives such as promotion of finance contributing to the realization of sustainability and enhancement of employees’ awareness of sustainability. The key pillars of “SMBC Group GREEN×GLOBE 2030” are as follows:

•	Sustainability initiatives that are directed towards our customers/society;

•	Internal initiatives that contribute to sustainability management; and

•	Enhance engagement with investors.
Based on the statement and plan, we are dedicated to our priority issues, focusing especially on the “Environment” as a corporate citizen that protects the green earth, as well as on the “Community” and the “Next generation” as a member of society.
Environment
The global environment is an important asset that is shared by all of humanity, regardless of region or age, and a healthy environment is prerequisite to the realization of a sustainable society. We are earnestly engaging with climate change and various other environmental issues. By helping resolve such issues through our business, we aim to ensure that we can pass on a healthy environment to future generations. On January 25, 2022, we participated in the international alliance “Task Force on Nature-related Finance Disclosures Forum” in order to be engaged in the establishment of the risk management and disclosure framework and to proactively disclose information relevant to natural capital and biodiversity. Concerning our efforts to address climate change specifically, see “SMBC Group’s Response to Climate Change” in this section for further information.
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
SMBC Group’s Response to Climate Change
SMBC Group’s Approach
The imperative to address climate change concerns continues to grow especially since the adoption of the Paris Agreement. In October 2020, the Government of Japan announced a net zero greenhouse gas (“GHG”) emissions goal for 2050, committing to achieving a transition toward a decarbonized society. Given these circumstances, we strive to achieve GHG emissions reductions in line with the goals of the Paris Agreement and to support the activities of our clients contributing to the transition toward and realization of a decarbonized society.
We have endorsed the recommendations of the Task Force on Climate-related Financial Disclosures (“TCFD”) since December 2017. We perform climate change scenario analyses as one of our approaches for climate-related risk management and support our customers to address issues caused by climate change and realize a decarbonized society. On May 12, 2021, we published the Roadmap Addressing Climate Change and the Action Plan as our programs to tackle climate change and realize carbon neutrality by 2050. In the Action Plan, we set a target to achieve net zero GHG emissions in SMBC Group-wide operations by 2030 and increased the target amount of sustainable finance to support clients’ efforts at addressing climate change and transition. On August 31, 2021, we issued the “SMBC Group TCFD Report 2021,” which summarizes our approach on climate change in accordance with the TCFD Recommendations, and expressed our commitment to achieving net zero GHG emissions across our overall investment and loan portfolio by 2050 in line with the goals of the Paris Agreement. In addition, on October 18, 2021, we announced our participation in the
Net-Zero
Banking Alliance (“NZBA”) in accordance with our public commitment. The NZBA is a global banking alliance aiming to achieve net zero GHG emissions from the investment and loan portfolio by 2050, through setting science-based medium-to-long-term
reduction targets and disclosing their progress.
Strategy
Awareness of Risks
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
Awareness of Opportunities
In order to realize a decarbonized society, it is indispensable to reform the industrial structure and socio-economy, as well as to pursue innovation and make large-scale equipment investment to enable a drastic reduction of GHG emissions. The roles of financial institutions are to provide financial support for technological innovation and equipment investment toward the realization of a decarbonized society. With the transition to a decarbonized society, various opportunities will arise such as:

•	expansion of finance needs and business reorganization;

•	needs for new financial products and services; and

•	needs for leasing of decarbonization-related facilities.
Thus, we recognize there will be increasingly more opportunities for financial institutions like us to provide finance-related services. In addition, when transitioning to a decarbonized society, companies will be expected to address both economic values and social values. Thus, we will see more opportunities to provide our corporate customers with consultation for their management issues.
Strategy of SMBC Group
Recognizing risks and opportunities related to climate change, we established the Roadmap Addressing Climate Change and the Action Plan to contribute to a decarbonized society by 2050 and are accelerating efforts for securing resilience against climate change and acquiring growth opportunities.
Description of Operations and Principal Activities
Wholesale Business Unit
The Wholesale Business Unit provides comprehensive solutions primarily for corporate clients in Japan that respond to wide-ranging client needs in relation to financing, investment management, risk hedging, settlement, M&A and other advisory services, digital services and leasing services. This business unit mainly consists of the wholesale businesses of SMBC, SMBC Trust Bank, SMFL, SMBC Nikko Securities, Sumitomo Mitsui Card and SMBC Finance Service, which changed its corporate name from Cedyna Financial Corporation upon merger with former SMBC Finance Service Co., Ltd. in July 2020.
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
In addition, this business unit provides comprehensive settlement services including credit card issuing, merchant acquiring, collection outsourcing and factoring services for corporate customers through Sumitomo Mitsui Card and its wholly owned subsidiary, SMBC Finance Service.
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

Leasing
The Wholesale Business Unit provides a wide range of leasing services including equipment, operating and leveraged leasing mainly through SMFL, one of the major leasing companies in Japan. We have a 50% equity interest in SMFL while the remaining 50% is held by Sumitomo Corporation (“Sumitomo Corp”), a non-affiliate,
which makes SMFL our joint venture with Sumitomo Corp.
Retail Business Unit
The Retail Business Unit provides financial services to consumers residing in Japan and mainly consists of the retail businesses of SMBC, SMBC Trust Bank, SMBC Nikko Securities, Sumitomo Mitsui Card, SMBC Finance Service and SMBC Consumer Finance. This business unit offers a wide range of products and services for consumers, including wealth management services, settlement services, consumer finance and housing loans, in order to address the financial needs of all individual customers.
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
Settlement
The Retail Business Unit conducts credit card, installment and transaction businesses and provides customers with secure and convenient payment methods.
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
SMBC Finance Service conducts credit card businesses, installment businesses such as shopping credit and automobile loans, and transaction businesses such as collection outsourcing and factoring.
We, Sumitomo Mitsui Card, SMBC and NTT DoCoMo, Inc. (“NTT DoCoMo”) formed a strategic business and capital alliance in credit payment services in 2005. In September 2018, we entered into an agreement for new business cooperation with NTT DoCoMo to further expand credit payment services and explore new ways of collaboration in areas such as FinTech. Based on this agreement, we acquired an additional 34% of the outstanding shares of Sumitomo Mitsui Card from NTT DoCoMo and, as a result, our equity interest in Sumitomo Mitsui Card increased from 66% to 100% in April 2019. Simultaneously, we made SMBC Finance Service, formerly known as Cedyna, a subsidiary of Sumitomo Mitsui Card, in order to provide comprehensive solutions that benefit both the business operators and
end-users.
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
The Retail Business Unit operations are mainly conducted through a large and well developed branch network. We had a domestic network consisting of 454 SMBC branch offices, 27 SMBC Trust Bank branch offices, 110 SMBC Nikko Securities branch offices and 726 SMBC Consumer Finance staffed and unstaffed branch offices at March 31, 2022. Some SMBC branches provide financial consultation services for asset management and housing loans during extended hours, including weekday evenings, weekends and national holidays, for the convenience of individual customers.
The Retail Business Unit also operates an extensive network of ATMs in Japan. SMBC offers its customers’ access to ATMs, some of which are SMBC’s ATMs and the majority of which are ATMs made available through arrangements with other ATM providers such as convenience store chains. At March 31, 2022, the number of SMBC’s ATMs was 4,087. In addition, SMBC Consumer Finance offers its customers’ access to 1,490 automatic contract machines and ATMs at March 31, 2022.
This business unit also offers internet banking services for consumers. At March 31, 2022, SMBC’s internet banking services had approximately 19 million registered users. The users are able to transfer funds, perform balance inquiries, make time deposits and foreign currency deposits, and buy and sell investment trusts over the internet with smartphones and computers.

Moreover, in credit card business, there are approximately 52 million card holders of Sumitomo Mitsui Card and SMBC Finance Service at March 31, 2022.
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
Global Business Unit
The Global Business Unit, which was renamed from the International Business Unit in April 2020, supports the global businesses of a diverse range of clients, such as Japanese companies operating overseas, non-Japanese
companies, financial institutions and government agencies and public corporations of various countries. This business unit mainly consists of the international businesses of SMBC, SMBC Trust Bank, SMFL, SMBC Nikko Securities and their foreign subsidiaries. At March 31, 2022, we have global network of 153 overseas offices.
Banking Business
The Global Business Unit provides a variety of tailored products and services to meet customer and market requirements, including loans, deposits, clearing services, trade finance, project finance, loan syndication, derivatives and global cash management services.
In April 2019, we commenced full operations of SMBC Bank EU AG, a banking subsidiary established in Germany, to retain our ability to respond flexibly to changes in the political and economic environment in Europe, including the United Kingdom’s exit from the European Union. Through SMBC Bank EU AG and our other existing networks, we continue to provide clients with sustained and stable financial services while expanding the range of our services. In April 2022, SMBC Bank EU AG merged with our securities business subsidiary in Germany, SMBC Nikko Capital Markets Europe GmbH. The merger enables us to offer banking and securities products to our customers through a single entity providing a full range of financial services.
SMBC seeks to meet customers’ needs globally, together with the network of SMBC’s foreign banking subsidiaries such as SMBC Bank International plc, which changed its corporate name from Sumitomo Mitsui Banking Corporation Europe Limited in October 2020, SMBC Bank EU AG, Sumitomo Mitsui Banking Corporation (China) Limited, PT Bank BTPN Tbk and foreign banking associates, including The Bank of East Asia, Limited and ACLEDA Bank Plc.
Securities Business
In overseas markets, the Global Business Unit provides services such as underwriting activities, Japanese stock brokerage and M&A advisory through SMBC Nikko Capital Markets Limited and SMBC Nikko Securities America, Inc., which are subsidiaries of SMBC in the United Kingdom and the United States respectively. In addition, this business unit provides services such as underwriting activities and Japanese stock brokerage through SMBC Bank EU AG, Japanese stock brokerage and M&A advisory services through SMBC Nikko Securities (Hong Kong) Limited and SMBC Nikko Securities (Singapore) Pte. Ltd., and M&A advisory related services through SMBC Nikko Investment Consulting (Shanghai) Limited. Together with other SMBC Nikko Securities’ subsidiaries and affiliates, this business unit offers high quality financial services to clients on a global basis.

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
On October 28, 2021, SMBC Consumer Finance, our wholly owned subsidiary, acquired a 49.0% equity interest in VPBank Finance Company Limited, a consumer finance company in Vietnam, from Vietnam Prosperity Joint Stock Commercial Bank. As a result, VPBank Finance Company Limited became our associate and changed its corporate name to VPBank SMBC Finance Company Limited.
On November 30, 2021, we acquired a 74.9% equity interest in Fullerton India, which became our subsidiary. Fullerton India has a pan-India
distribution network and offers unsecured loans and loans against property to mainly small and medium-sized
enterprises and individual customers. This acquisition was made in order to gain a retail finance platform in India and further expand our business franchise in Asia.
Management Policies
In May 2020, we announced our new medium-term management plan for the three years through March 2023. In the medium-term management plan, we aim to pursue a major reform of our business model and explore new businesses to overcome the dynamic change of the business environment. Thereby, we aim at providing solutions for the problems and challenges of our customers and society and pursue sustainable growth in order to further enhance our corporate value.
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
medium-to-long-term
growth is expected, and (c) develop new businesses that provide solutions utilizing data and digital technology to expand our business base for future growth. To pursue such strategy, in addition to organic growth, we aim to actively seek inorganic growth opportunities by leveraging our sufficient capital level.

Under our business strategy of “Transformation” and “Growth,” we have identified “Seven Key Strategies” as shown below:

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
Revenues by Region
The following table sets forth the percentage of our total operating income under IFRS for the fiscal years ended March 31, 2022, 2021 and 2020, based on the total operating income of our offices in the indicated regions. For each of the periods presented, we earned more than half of our total operating income in Japan, where we compete with other major Japanese banking groups and financial service providers. We earned the remainder in the Americas, Europe and Middle East, and Asia and Oceania, where we mainly compete with global financial institutions.

	For the fiscal year ended March 31,
	2022	2021	2020
Region:
Japan	58%	66%	66%
Foreign:
Americas	19%	14%	10%
Europe and Middle East	9%	8%	7%
Asia and Oceania (excluding Japan)	14%	12%	17%

Total	100%	100%	100%

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
Supervisory and regulatory authorities
Pursuant to the Banking Act, the Financial Services Agency of Japan has the authority in Japan to supervise banks, bank holding companies and banks’ principal shareholders, meaning bank shareholders having 20% (or 15% in some cases) or more of the voting rights of a bank. The Bank of Japan also has supervisory authority over banks in Japan based primarily on its contractual agreements and transactions with Japanese banks. Only companies licensed by the Prime Minister are defined as banks under the Banking Act, and licenses may be granted only to a kabushiki kaisha
, a joint stock corporation, with
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
The Japanese TLAC Standards also prescribe a minimum TLAC requirement of at least 6% of the resolution group’s Basel III leverage ratio denominator from March 31, 2019, increasing to at least 6.75% from March 31, 2022, in accordance with the FSB’s TLAC Standards, for bank holding companies of Japanese
G-SIBs
including us.
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

In March 2020, the GHOS endorsed a set of measures to provide additional operational capacity for banks and supervisors to respond to the immediate financial stability priorities resulting from the impact of the
COVID-19
pandemic on the global banking system. According to the measures, the implementation timeline of the outstanding Basel III standards has been deferred by one year. The revised framework, other than revisions to the capital floor, will take effect from January 1, 2023. The revisions to the capital floor will be phased in from January 1, 2023, with an initial capital floor of 50%, and will reach 72.5% by January 1, 2028. In March 2020, in light of the above changes, the FSA announced its plan to defer the implementation of Basel III standards in Japan by one year, to March 31, 2023. The FSA published its draft regulatory policy for implementation of the Basel III standards in Japan in December 2020 and the draft amendments to the regulatory notices regarding operational risk in March 2021, and credit risk, credit valuation adjustment risk and market risk on September 28, 2021. On September 28, 2021, the FSA announced its plan to allow domestic banks which do not use internal models to calculate the amount of credit risk to delay the application of the Basel III standards in Japan for another year, to March 31, 2024. Furthermore, on March 25, 2022, the FSA announced that it would defer the implementation of Basel III standards in Japan based on international developments and dialogue with stakeholders, (i) for domestic banks which use internal models to calculate the amount of credit risk and internationally active banks, including us, to March 31, 2024, except for banks that have notified the FSA that they wish to apply Basel III standards earlier, and (ii) for domestic banks which do not use internal models to calculate the amount of credit risk to March 31, 2025. On April 28, 2022, the FSA published amendments to the regulatory notices regarding credit risk, credit valuation adjustment risk, market risk and operational risk for implementation of the Basel III standards in Japan.
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
Under the FSA’s guidelines for the leverage ratio, which have been applied from March 31, 2019, banks and bank holding companies with international operations must maintain a leverage ratio of at least 3% on both a consolidated basis and a nonconsolidated basis from March 31, 2019. In March 2020, according to the deferral of the implementation of the finalized Basel III reform announced by the GHOS, the FSA announced that the implementation of the leverage ratio requirements under the finalized definition of the leverage ratio exposure measure and the leverage ratio buffer requirement for
G-SIBs
in Japan were deferred for one year, and will take effect from March 31, 2023. In addition, the FSA published the draft amendments to the regulatory notices regarding leverage ratio requirements under the Basel III finalization framework on October 29, 2021.
In June 2020, in light of the increasing impact of the
COVID-19
pandemic, the FSA published amendments to its guidelines for the leverage ratio, which mainly exclude deposits with the BOJ from the denominator for the calculation of the leverage ratio in order to maintain harmonization with the monetary policy implemented by the

BOJ and the prudential regulations for banks and other financial institutions as temporary measures. These amendments, which came into force in June 2020 and were scheduled to expire in March 2021, were later extended to be effective until March 31, 2022 and again until March 31, 2024.
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
In March 2021, the FSA published its guidelines for net stable funding ratio (“NSFR”) applicable to banks and bank holding companies with international operations that have been applied from September 30, 2021. These guidelines are based on the full text of the NSFR standard issued by the BCBS in October 2014. NSFR is intended to require a minimum amount of stable sources of funding at a bank relative to the liquidity profiles of the bank’s assets, as well as the potential for contingent liquidity needs arising from off-balance
sheet commitments, over a
one-year
horizon. Under the FSA’s NSFR guidelines, banks and bank holding companies with international operations must maintain NSFR of at least 100% on both a consolidated basis and a nonconsolidated basis. The minimum NSFR requirements have been 100% from September 30, 2021.
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
The Banking Act and the Financial Reconstruction Act require banks to disclose their loans and their other problem assets. Under these laws, assets are classified into four categories: (1) bankrupt and quasi-bankrupt assets, (2) doubtful assets, (3) substandard assets and (4) normal assets. Doubtful assets generally correspond to the higher tier portion of the non-accrual
loans (the borrowers of which are not, but have the potential to become, bankrupt). The substandard assets generally correspond to the total of the restructured loans and past due loans (three months or more). Bankrupt and quasi-bankrupt assets and doubtful assets also include non-loan
assets.

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
From April 2020 to March 2021, the DIC received annual insurance premiums from member deposit-taking institutions amounting to 0.045% of deposits primarily for payment and settlement purposes and 0.031% of deposits for other deposits, and from April 2021 to March 2022, they amounted to 0.042% and 0.029%, respectively. Furthermore, from April 2022, they amounted to 0.021% and 0.014% respectively.
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

Where it is anticipated that the failure of a deposit-taking institution may cause an extremely grave problem in maintaining the financial order in Japan or the region where the deposit-taking institution is operating, the following exceptional measures may be taken following deliberation by Japan’s Financial Crisis Response Council:

•
the DIC may subscribe for shares or other instruments issued by the relevant deposit-taking institution or the holding company thereof and require the institution to submit to the DIC a plan to reestablish sound management (Item 1 measures) (
dai ichigo sochi
);

•	once the deposit-taking institution fails, financial aid exceeding the cost of pay-off may be available to the institution (Item 2 measures) ( dai nigo sochi ); and

•	if the failed institution is a bank and the problem cannot be avoided by other measures, then the DIC may acquire all of the shares of the bank (Item 3 measures) ( dai sango sochi ).
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
Under the new resolution regime, where the Prime Minister recognizes that the failure of a financial institution which falls into either of (a) or (b) below may cause significant disruption in the financial markets or other financial systems in Japan if measures described in (a) (specified Item 1 measures) (
tokutei dai ichigo sochi
) or measures described in (b) (specified Item 2 measures) (
tokutei dai nigo sochi
) are not taken, the Prime Minister may confirm that any of the following measures need to be applied to the financial institution following deliberation by Japan’s Financial Crisis Response Council:
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
In March 2014, the FSA made an announcement clarifying the requirement of loss absorbency at the point of non-viability
for additional Tier 1 instruments and Tier 2 instruments under Basel III issued by banks and bank holding companies. According to the announcement, (i) additional Tier 1 instruments and Tier 2 instruments under Basel III issued by a bank must be written-down or converted into common shares when the Prime Minister of Japan confirms (
nintei
) that the above-described “Item 2 measures (
dai nigo sochi
),” “Item 3 measures (
dai sango sochi
),” or “specified Item 2 measures (
tokutei dai nigo sochi
)” need to be applied to the bank and (ii) additional Tier 1 instruments and Tier 2 instruments under Basel III issued by a bank holding company must be written-down or converted into common shares when the Prime Minister of Japan confirms (
nintei
) that the above-described “specified Item 2 measures (
tokutei dai nigo sochi
)” need to be applied to the bank holding company. The FSA also stated in the announcement that the trigger event for loss absorbency at the point of non-viability
with respect to such instruments should be construed in accordance with the then effective financial crisis response framework for banks and bank holding companies that have failed or are likely to fail, since the purpose of such write-down or conversion required under Basel III is to ensure that all classes of these capital instruments fully absorb losses at the point of non-viability
before taxpayers are exposed to loss.
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
Single Customer Credit Limit
The Banking Act restricts the aggregate amount of credit and loans that may be extended to any single customer in order to avoid the excessive concentration of credit risks and promote the fair and extensive use of bank credit. To tighten the restrictions under Japanese law to meet international standards, the amendment to the Banking Act and the related cabinet order became effective on April 1, 2020. As a result of the amendment, the credit limit of bank holding companies, banks or bank groups for any single customer, is 25% of the Tier 1 capital of the bank holding company, bank or bank group, with certain adjustments.
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
Act on the Provision of Financial Services
Due to deregulatory measures in the banking and other financial services industries, more financial products, including highly structured and other complicated products, may now be marketed to a broad base of customers. The Act on Sales, Etc. of Financial Products was enacted to better protect customers from incurring unexpected losses as a result of purchasing these financial products. Under this law, sellers of financial products have a duty to their potential customers to explain important matters (i.e., the nature and magnitude of risk involved) regarding the financial products that they sell. If a seller fails to comply with the duty, the loss in value of the purchased investment product due to the failure to explain is refutably presumed to be the amount of the customer’s loss. An amendment to this law, together with other related laws including the FIEA, became effective in September 2007. The amended law enlarges the scope of the duty of financial services providers to inform customers of important matters related to the financial products that they offer.
On November 1, 2021, certain amendments to the Act on Sales, Etc. of Financial Products became effective. Per these amendments, the name of the law was changed to “the Act on Provision of Financial Services.” The amendments introduced a registration scheme for “financial services intermediary businesses.” Through a single registration as a financial services intermediary business, registrants are able to provide intermediary services for each of banking, securities and insurance. The amendments to the law do not require any provider of financial services intermediary business to belong to a specific financial institution, but impose certain regulations to protect customers, including limitations on the type of services that they may provide and prohibitions on the acceptance of assets of customers and lodging a security deposit.
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
Base Erosion and Profit Shifting (BEPS)
In July 2013, the Organization for Economic
Co-operation
and Development (“OECD”) published the Action Plan on Base Erosion and Profit Shifting (“BEPS”) in order to prevent exploiting of gaps and mismatches in tax rules and artificial shifting of profits to low or no-tax
locations. In October 2015, the OECD published the final package of measures for a comprehensive, coherent and coordinated reform of the international tax rules for 15 key areas. These measures will apply once they are implemented either in domestic laws or in the network of bilateral tax treaties. Some of the deliverables published by the OECD have been partially reflected to Japanese tax regulations by the tax reforms adopted from 2015 through 2022 and to certain several bilateral tax treaties to which Japan is a party through the implementation of the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting in Japan.
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
In June 2018, as part of the implementation of the EPS Rules, the Federal Reserve Board published a rule, which was subsequently amended by the Tailoring Amendments, implementing single counterparty credit limits (“SCCL”) applicable to the U.S. operations of certain foreign banking organizations, such as us. The SCCL rule, being applied from July 1, 2021, in general imposes limitations on net credit exposures to individual counterparties (aggregated based on affiliation) as a percentage of Tier 1 capital. We may comply with the SCCL rule by certifying to the Federal Reserve Board that we comply with a home country regime (“Home Country SCCL”) on a consolidated basis that is consistent with the Large Exposures Framework published by the Basel Committee going forward. New Japanese Home Country SCCL, which was implemented from April 2020, is intended to be consistent with the Large Exposures Framework, and we intend to comply with the Federal Reserve Board’s SCCL rule through substituted compliance. Although a proposed rule has been released in 2012, a final rule for an early remediation framework applicable to foreign banking organizations under Section 166 of the Dodd-Frank Act has yet to be promulgated by the Federal Reserve Board.
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
President Biden has signaled a willingness to resume U.S. participation in the JCPOA, and in April 2021, the parties to the JCPOA began negotiations as to the steps required for both the United States and Iran to come back into compliance with the JCPOA. As of June 29, 2022, these negotiations have not been concluded, and the sanctions described above remain in full effect.
U.S. Sanctions Relating to Russia and Ukraine
In response to Russia’s aggression against Ukraine in February 2022, the U.S. government has imposed significant sanctions and export control measures targeting Russia. In broad terms, the U.S. restrictions enacted to date include: territorial embargoes on the Donetsk People’s Republic and Luhansk People’s Republic regions of Ukraine, prohibitions on trade in certain goods and services between the United States and Russia and new investment in Russia by U.S. persons, asset blocking sanctions on a number of Russian individuals and entities, restrictions on transactions involving certain Russian financial institutions and Russia’s Central Bank, National Wealth Fund, and Ministry of Finance, and restrictions on dealing in Russian sovereign debt and debt or equity of certain Russian companies. Additional or expanded sanctions may be imposed in the future. The 2022
Russia-related
sanctions are in addition to sanctions previously enacted by the U.S. government in response to Russia’s 2014 annexation of Crimea, including those under the U.S. Ukraine-/Russia-Related Sanctions Regulations, the Ukraine Freedom Support Act of 2014 (signed into law on December 18, 2014), as amended by the Countering America’s Adversaries Through Sanctions Act of 2017 (signed into law in August 2017) (the “UFSA” ), and “sectoral” sanctions on the financial, energy and defense sectors of the Russian economy. The UFSA mandates prohibitions or strict limitations on the opening or maintaining of correspondent or payable-through
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
U.S. Sanctions Relating to China
The United States government has imposed sanctions and other restrictive measures, and taken other steps, in response to a number of concerns with the actions and policies of the Chinese government. In response to Chinese actions to limit the autonomy of Hong Kong, the U.S. government enacted the Hong Kong Autonomy Act (signed into law on July 14, 2020) which is implemented by Executive Order 13936. Among other things, the Act provides for the imposition of asset-blocking sanctions against any
non-U.S.
persons determined to be

materially contributing to, have materially contributed to, or have attempted to materially contribute to the failure of the Government of China to meet its obligations under the Sino-British Joint Declaration or Hong Kong’s Basic Law. The Act also mandates the imposition of sanctions against
non-U.S.
financial institutions determined by the U.S. government to have knowingly conducted a significant transaction involving persons sanctioned under the Act. The U.S. State and Treasury Departments are required to periodically submit reports to Congress identifying
non-U.S.
persons and
non-U.S.
financial institutions sanctioned under the Act. To date, 39 foreign persons (principally Chinese and Hong Kong government and security officials) have been identified as subject to asset-blocking sanctions under the Act and Executive Order 13936. No
non-U.S.
financial institutions have been determined to be subject to sanctions under the Act. The U.S. government has indicated that it will contact any
non-U.S.
financial institution it believes to be engaged in sanctionable conduct under the Act prior to imposing sanctions against it.
In response to concerns that companies linked to the Chinese military have used access to U.S. capital markets to improve Chinese military and intelligence capabilities, in November 2020, then President Trump issued Executive Order 13959, which was subsequently amended in January 2021 by Executive Order 13974. On June 3, 2021, President Biden issued Executive Order 14032, which further amended Executive Order 13959 to rescind the Trump administration sanctions and replace them with similar restrictions applicable to a modified list of Chinese companies operating in the defense or surveillance technology sectors of the Chinese economy. As amended by Executive Order 14032, Executive Order 13959 prohibits U.S. persons from purchasing or selling publicly traded securities issued by the companies named in the Annex to or designated pursuant to the order, as well as publicly traded securities that are derivative of or provide investment exposure to such securities. The amended order’s prohibitions became effective on August 2, 2021 with respect to securities of or linked to companies named in the Annex to the order, and will take effect 60 days after the date of listing for companies named pursuant thereto. Executive Order 13959, as amended, provides a
365-day
period from the date of the relevant company’s listing in or pursuant to the order during which U.S. persons may purchase or sell affected securities for purposes of divestment.
The United States has also taken steps in response to concerns about Chinese actions in the Xinjiang Uyghur Autonomous Region (“Xinjiang”). Pursuant to the Global Magnitsky Human Rights Accountability Act and Executive Order 13818, which authorize the imposition of sanctions against persons in any country determined to be involved in certain human rights abuses, the U.S. government has named a number of Chinese government officials and entities to the SDN List. The sanctioned entities include the Xinjiang Production and Construction Corps (“XPCC”) and its subsidiaries. In July 2020, several U.S. government agencies jointly published an advisory concerning risks and considerations for businesses with supply chain exposure to entities engaged in forced labor and other human rights abuses in Xinjiang. The advisory highlights legal, economic, and reputational risks to U.S. and
non-U.S.
companies with potential exposure in their supply chain to Xinjiang or to facilities outside Xinjiang that use labor or goods from that region and recommends that such businesses implement human rights-related due diligence policies and procedures. On December 23, 2021, President Biden signed into law the Uyghur Forced Labor Prevention Act, which establishes a rebuttable presumption, effective June 21, 2022, that goods, wares, articles, and merchandise mined, produced, or manufactured wholly or in part in Xinjiang may not be imported into the United States. In June 2022, U.S. government agencies published additional guidance concerning this restriction and on due diligence best practices.
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
Disclosure Pursuant to Section 13(r) of the Securities Exchange Act of 1934
Section 13(r) of the Securities Exchange Act of 1934, as amended, requires an issuer to disclose whether it or any of its affiliates knowingly engaged in certain activities or transactions relating to Iran or with individuals or entities designated by the U.S. government under specified Executive Orders, even if those activities are not prohibited by U.S. law and are conducted outside the United States by
non-U.S.
affiliates. During the twelve months ended March 31, 2022, one affiliate of SMFG, SMBC, engaged in activities subject to disclosure under Section 13(r). SMBC conducted these activities consistent with its internal policies and procedures, the policies and procedures of SMFG, and applicable laws and regulations, and to the extent they are not sanctionable under U.S. secondary sanctions. SMBC has discontinued activities that have become impermissible or subject to secondary sanctions as a result of changes in applicable laws and regulations.
SMBC provided remittance and other settlement services in connection with customers’ trade transactions between Japan and Iran. These transactions principally involved the exportation of civilian commercial products including medical devices from Japan and were conducted with an Iranian bank owned by the Government of Iran. These transactions did not involve entities or other persons listed on the SDN List at the time of the transaction and did not involve the settlement of U.S. dollar-denominated payments cleared through U.S. banks. SMBC has informed SMFG that it intends to continue to engage in these types of transactions only to the extent permitted under applicable regulations and to the extent they are not sanctionable under U.S. secondary sanctions. For the twelve months ended March 31, 2022, the gross revenue related to these transactions was ¥0.4 million, representing less than 0.0001% of SMFG’s total interest and fee income. SMFG does not allocate direct costs to interest and fee income and therefore does not calculate net profits with respect to these transactions.
SMBC has issued performance bonds and advance payment bonds that supported various projects, including the construction of petroleum plants in Iran. Some of these bonds had counterparties that were entities controlled by the Government of Iran. Some of these bonds have matured, and SMBC has not renewed and will not renew them unless permitted under applicable regulations and to the extent they are not sanctionable under U.S. secondary sanctions, but SMBC continues to have obligations under the matured performance bonds until they are returned or cancelled by the beneficiaries. SMBC has also received fees from its customers on whose behalf it issued the performance bonds. For the twelve months ended March 31, 2022, the gross revenue relating to these transactions was ¥0.5 million, representing less than 0.0001% of SMFG’s total interest and fee income. As noted above, SMFG does not allocate direct costs to interest and fee income and therefore does not calculate net profits with respect to these transactions. SMBC has informed SMFG that it intends to continue to accept fee income from its customers for whose account the performance bonds were issued and to pay the relevant fees to the Iranian banks, to the extent authorized by the Ministry of Finance of Japan or otherwise permitted under applicable regulations, until the bonds are returned or cancelled. However, SMBC strongly urges the relevant customers to ask the beneficiaries to agree to return or cancel the matured performance bonds.
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

The gross revenue attributable to the accounts of government-owned Iranian banks for the twelve months ended March 31, 2022, was ¥0.4 million, representing less than 0.0001% of SMFG’s total interest and fee income. SMFG does not allocate direct costs to interest and fee income and therefore does not calculate net profits with respect to these transactions. SMBC has informed SMFG that it intends to continue to maintain the Iranian accounts described above only to the extent permitted under applicable laws and regulations and to the extent the activities are not targeted by secondary sanctions.
As of the date of this annual report, to our knowledge, there is no other activity for the twelve months ended March 31, 2022 that requires disclosure under Section 13(r) of the Securities Exchange Act of 1934.

4.C.     ORGANIZATIONAL STRUCTURE
The following chart presents our corporate structure summary at March 31, 2022.

Business Segment[2]				
			Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others
Sumitomo Mitsui Financial Group, Inc.	Commercial Banking	(Domestic)					
		Sumitomo Mitsui Banking Corporation (SMBC)	○	○	○	○	○
		SMBC Trust Bank Ltd.	○	○	○		○
		SMBC Guarantee Co., Ltd. (Credit guarantee)		○			
		PayPay Bank Corporation[1] (Internet banking)		○			
		(Foreign)					
		SMBC Bank International plc			○		
		Sumitomo Mitsui Banking Corporation (China) Limited	○		○	○	
		PT Bank BTPN Tbk			○		
		SMBC Americas Holdings, Inc. (Bank holding company)			○		
		Manufacturers Bank			○		
		Banco Sumitomo Mitsui Brasileiro S.A.			○		
		JSC Sumitomo Mitsui Rus Bank			○		
		SMBC Bank EU AG			○		
		Sumitomo Mitsui Banking Corporation Malaysia Berhad			○		
		The Bank of East Asia, Limited[1]			○		
		ACLEDA Bank Plc. [1]			○		
		Vietnam Export Import Commercial Joint Stock Bank[1]			○		
	Leasing	(Domestic)					
		Sumitomo Mitsui Finance and Leasing Company, Limited[1]	○		○		
		Sumitomo Mitsui Auto Service Company, Limited[1]	○		○		
		(Foreign)					
		SMBC Leasing and Finance, Inc.			○		
		SMBC Aviation Capital Limited[1]			○		
	Securities	(Domestic)					
		SMBC Nikko Securities Inc.	○	○	○	○	○
		(Foreign)					
		SMBC Nikko Securities America, Inc.			○		
		SMBC Nikko Capital Markets Limited			○		
	Consumer Finance	(Domestic)					
		Sumitomo Mitsui Card Company, Limited (Credit card)	○	○			
		SMBC Finance Service Co., Ltd. (Credit card, consumer credit and installment transaction)	○	○			
		SMBC Consumer Finance Co., Ltd. (Consumer lending)		○			
		SMBC Mobit Co., Ltd. (Consumer lending)		○			
		POCKET CARD CO., LTD.[1] (Credit card)		○			
		(Foreign)					
		VPBank SMBC Finance Company Limited[1] (Consumer lending)					○
	Others	(Domestic)					
		The Japan Research Institute, Limited (System development, data processing, management consulting and economic research)					○
		Sumitomo Mitsui DS Asset Management Company, Limited (Investment management, and investment advisory and agency)					○
		Alternative Investment Capital Limited (Investment management and investment advisory)					○
		NCore Co.,Ltd. (Data processing service and consulting)					○
		SMBC Venture Capital Co., Ltd. (Venture capital)	○				
		SMBC Consulting Co., Ltd. (Management consulting and information services)	○				
		Japan Pension Navigator Co., Ltd. (Operational management of defined contribution pension plans)		○			
		SAKURA KCS Corporation[1] (System engineering and data processing)					○
		JSOL Corporation[1] (System development and data processing)					○
		Sakura Information Systems Co., Ltd.[1] (System engineering and data processing)					○
		(Foreign)					
		SMBC Capital Markets, Inc. (Derivatives)			○		
		TT International Asset Management Ltd (Investment management, and investment advisory and agency)					○
		Fullerton India Credit Company Limited (Financial services)					○

(1)	These companies are our associates or joint ventures.
(2)	Chart indicates the classification of SMBC Group companies into each of SMBC Group-wide business segments.

As the ultimate holding company of the SMBC Group, we are responsible for:

•	group strategy and management;

•	group resource allocation;

•	group financial accounting;

•	investor relations;

•	capital strategy;

•	group IT strategy;

•	HR management for group executives;

•	group risk management, internal control and compliance;

•	compensation schemes; and

•	efficiently harmonizing our operations on an SMBC Group-wide basis.
Principal Subsidiaries
Our principal subsidiaries at March 31, 2022 are shown in the list below. We consolidate all entities that we control. We control an entity when we are exposed, or have rights, to variable returns from our involvement with the entity and have the ability to affect those returns through our power over the entity.
Principal domestic subsidiaries

Company Name	Proportion of Ownership Interest (1)	Proportion of Voting Rights (1)	Main Business
	(%)	(%)
Sumitomo Mitsui Banking Corporation	100.0	100.0	Commercial banking
SMBC Trust Bank Ltd.	100.0	100.0	Trust Banking
SMBC Guarantee Co., Ltd.	100.0	100.0	Credit guarantee
SMBC Nikko Securities Inc.	100.0	100.0	Securities
Sumitomo Mitsui Card Company, Limited	100.0	100.0	Credit card
SMBC Finance Service Co., Ltd.	100.0	100.0	Credit card, consumer credit and installment transaction
SMBC Consumer Finance Co., Ltd.	100.0	100.0	Consumer lending
SMBC Mobit Co., Ltd.	100.0	100.0	Consumer lending
The Japan Research Institute, Limited	100.0	100.0	System development, data processing, management consulting and economic research
Sumitomo Mitsui DS Asset Management Company, Limited	50.1	50.1	Investment management, and investment advisory and agency
Alternative Investment Capital Limited	60.0	60.0	Investment management and investment advisory
NCore Co., Ltd.	51.0	51.0	Data processing service and consulting
SMBC Venture Capital Co., Ltd.	100.0	100.0	Venture capital
SMBC Consulting Co., Ltd.	98.3	98.3	Management consulting and information services
Japan Pension Navigator Co., Ltd.	69.7	69.7	Operational management of defined contribution pension plans

(1)	Percentages of proportion of ownership interest and proportion of voting rights have been truncated.

Principal foreign subsidiaries

Company Name	Country of Incorporation	Proportion of Ownership Interest (1)	Proportion of Voting Rights (1)		Main Business
		(%)	(%)
SMBC Bank International plc	U.K.	100.0	100.0		Commercial banking
Sumitomo Mitsui Banking Corporation (China) Limited	China	100.0	100.0		Commercial banking
PT Bank BTPN Tbk	Indonesia	98.4	93.4	(2)	Commercial banking
SMBC Americas Holdings, Inc.	U.S.A.	100.0	100.0		Bank holding company
Manufacturers Bank	U.S.A.	100.0	100.0		Commercial banking
Banco Sumitomo Mitsui Brasileiro S.A.	Brazil	100.0	100.0		Commercial banking
JSC Sumitomo Mitsui Rus Bank	Russia	100.0	100.0		Commercial banking
SMBC Bank EU AG (3)	Germany	100.0	100.0		Commercial banking
Sumitomo Mitsui Banking Corporation Malaysia Berhad	Malaysia	100.0	100.0		Commercial banking
SMBC Leasing and Finance, Inc.	U.S.A.	100.0	100.0		Leasing
SMBC Nikko Securities America, Inc.	U.S.A.	100.0	100.0		Securities
SMBC Nikko Capital Markets Limited	U.K.	100.0	100.0		Securities
SMBC Capital Markets, Inc.	U.S.A.	100.0	100.0		Derivatives
TT International Asset Management Ltd	U.K.	100.0	100.0		Investment management, and investment advisory and agency
Fullerton India Credit Company Limited.	India	74.9	74.9		Financial services

(1)	Percentages of proportion of ownership interest and proportion of voting rights have been truncated.
(2)
During the fiscal year ended March 31, 2020, we disposed of 5.0% equity interest in PT Bank BTPN Tbk to a third party investor. The disposal was undertaken to ensure that PT Bank BTPN Tbk is compliant with the free float requirement under the Indonesia Stock Exchange’s Rule. We had also entered into a commercial arrangement where the economic exposure resulting from the disposal is being retained. Therefore the disposal has not resulted in a decrease in our ownership interests.

(3)	In April 2022, SMBC Bank EU AG merged with our securities business subsidiary in Germany, SMBC Nikko Capital Markets Europe GmbH.
4.D.    PROPERTY, PLANT AND EQUIPMENT
We own or lease the land and buildings in which we conduct our business. Most of the property that we operate in Japan is owned by us to be used by our branches. In contrast, our international operations are conducted out of leased premises. Our head office building in Marunouchi is leased from a third party. Our largest property is SMBC’s East Tower in Marunouchi, with a net carrying value of ¥165 billion, including the land and building, at March 31, 2022.
The following table shows the net carrying amount of our tangible fixed assets at March 31, 2022.

At March 31, 2022
(In millions)
Assets for rent	¥435,129
Land	485,999
Buildings	353,055
Right of use assets	375,435
Others	113,378

Total	¥1,762,996

For more information, see Note 12 “Property, Plant and Equipment” to our consolidated financial statements included elsewhere in this annual report.
The total area of land related to our material office and other properties at March 31, 2022 was approximately 624,000 square meters for owned land and approximately 14,000 square meters for leased land.
We are not aware of any material environmental issues that may affect the utilization of our assets.

Item 4A.	Unresolved Staff Comments
None

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
The Japanese economy was on an upward trend for the fiscal year ended March 31, 2022. However, the pace of the recovery was slow reflecting the increase in new cases of
COVID-19
and the reintroduction of restrictive measures.
Japanese gross domestic product (“GDP”) increased by 2.2% for the fiscal year ended March 31, 2022, compared with a decrease of 4.5% in the previous fiscal year, based on data published in June 2022 by the Cabinet Office of the Government of Japan. While the consumer price index for Japan (all items, less fresh food) (“CPI”) for the fiscal year ended March 31, 2022 increased by 0.1%, compared with a decrease of 0.4% in the previous fiscal year, the CPI in March 2022 increased by 0.8% compared to March 2021, based on data published in April 2022 by the Statistics Bureau of Japan.
The following table presents
quarter-on-quarter
growth rates of Japanese GDP for the fiscal year ended March 31, 2021 and 2022.

	For the fiscal year ended March 31,
	2021				2022
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
Japanese GDP	(7.9%)	5.3%	1.8%	(0.4%)	0.6%	(0.8%)	1.0%	(0.1%)
Japanese GDP increased by 0.6% on a
quarter-on-quarter
basis for the first quarter ended June 30, 2021. Although it decreased by 0.8% on a quarter-on-quarter
basis for the second quarter ended September 30, 2021, primarily due to decreases in private consumption and capital investments by business reflecting the spread of the Delta variant of
COVID-19,
it increased by 1.0% on a
quarter-on-quarter
basis for the third quarter ended December 31, 2021. It decreased by 0.1% on a quarter-on-quarter
basis for the fourth quarter ended March 31, 2022, amid the Omicron variant of
COVID-19
spread.
The employment situation was relatively weak, reflecting the increase in new cases of
COVID-19
and the reintroduction of restrictive measures. The active job openings-to-applicants
ratio published by the Ministry of

Health, Labour and Welfare of Japan slightly increased toward the end of the fiscal year. According to the statistical data published by the Statistics Bureau of Japan, the unemployment rate rose from 2.7% in March 2021 to 2.9% in May and June 2021 and fell to 2.6% in March 2022. The rate in March 2022 increased by 0.4 percentage points from 2.2% in December 2019 before the spread of
COVID-19.
Compensation of employees increased by 2.1% for the fiscal year ended March 31, 2022.
Further, according to Teikoku Databank, a research institution in Japan, there were approximately 5,900 corporate bankruptcies in Japan for the fiscal year ended March 31, 2022, a decrease of 19.1% from the previous fiscal year, involving approximately ¥ 1.2 trillion in total liabilities, a decrease of 2.8% from the previous fiscal year.
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
The BOJ stated in this announcement that it decided to enhance monetary easing with a view to doing its utmost to ensure smooth corporate financing and maintaining stability in financial markets, thereby preventing firms’ and households’ sentiment from deteriorating. Thereafter, in April and May 2020, the BOJ decided to further enhance monetary easing and introduce measures to support corporate financing taking into account the negative impact of the
COVID-19
pandemic on Japanese economic conditions. Moreover, in March 2021, the BOJ announced the establishment of a scheme to apply interest rates, which would be linked to the short-term policy interest rate, as an incentive to a certain amount of financial institutions’ current account balances, based on the recognition of the importance of continuing with monetary easing in a sustainable manner and making nimble and effective responses to counter changes in developments in economic activity and prices, as well as in financial conditions. In addition, the BOJ made clear that the range of the
10-year
Japanese government bonds yield fluctuations would be between around plus and minus 0.25% from the target level. Under such circumstances, the uncollateralized overnight call rate, which is the benchmark short-term interest rate, remained negative for the fiscal year ended March 31, 2022. The yield on newly issued Japanese government bonds with a maturity of 10 years, which is the benchmark long-term interest rate, was slightly above 0% for the same period.
The yen depreciated against the U.S. dollar from ¥110.74 at March 31, 2021 to ¥121.64 at March 31, 2022, according to the statistical data published by the BOJ.
The Nikkei Stock Average, which is a price-weighted average of 225 stocks listed on the Tokyo Stock Exchange, rose from ¥29,178.80 at March 31, 2021 to ¥30,670.10 at September 14, 2021, its highest closing level since August 1990. It subsequently dropped to ¥27,821.43 at March 31, 2022.
According to a report published by the Ministry of Land, Infrastructure, Transport and Tourism of Japan, the average residential land price and the average commercial land price in Japan decreased by 0.4% and 0.8%, respectively, in the calendar year 2021.

For the fiscal year ended March 31, 2022, the global economy, as a whole, recovered gradually, reflecting the progress of the
COVID-19
vaccination. However, the pace of the recovery varied across countries and regions, depending on the trends in new cases of
COVID-19
and/or the progress of the
COVID-19
vaccination.
The U.S. economy continued to recover for the first quarter ended June 30, 2021, primarily due to an increase in private consumption and business fixed investment, reflecting the effect of economic stimulus measures and the progress of the
COVID-19
vaccination. However, the pace of the recovery slowed down for the second quarter ended September 30, 2021, primarily due to a deceleration in consumer spending affected by the increase in new cases of
COVID-19
and supply constraints. For the third quarter of the fiscal year, the U.S. economy recovered primarily due to an increase in private consumption reflecting the increase of the
COVID-19
vaccination rates and easing of the restrictions, and the contribution of changes in private inventories. However, for the fourth quarter of the fiscal year, the U.S. economy shrank as imports to the U.S. increased and exports fell reflecting the pandemic-related supply chain constraints. The European economy recovered gradually, primarily due to an increase in private consumption, reflecting the progress of the
COVID-19
vaccination for the first half of the fiscal year ended March 31, 2022. For the second half of the fiscal year, it continued to recover despite the spread of the Omicron variant of
COVID-19.
In Asia, the Chinese economy, as a whole, continued to recover, but the growth momentum stalled toward the end of the fiscal year ended March 31, 2022 because of the spread of the Omicron variant of
COVID-19
and the related lockdowns. Asian economies other than China, as a whole, started to resume business activities for the fiscal year ended March 31, 2022. However, in some countries and regions, the economies were at a standstill, reflecting the increase in new cases of
COVID-19,
which had a negative impact on production.
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
COVID-19
Pandemic
The
COVID-19
pandemic has impacted our business, results of operations and financial condition, and may continue to do so, as uncertainty remains about its duration, as well as the timing and strength of the global economic recovery. As the
COVID-19
pandemic has continued to evolve, we have remained focused on serving our customers, communities and societies as a financial institution which is a part of the social infrastructure, as well as the health of our employees. The future direct and indirect impact of the
COVID-19
pandemic on our business, results of operations and financial condition remains uncertain. For more information, see “Item 3.D. Risk Factors.”
Russia’s Aggression Against Ukraine
Following Russia’s aggression against Ukraine beginning in February 2022, the Japanese government and authorities in several other jurisdictions, including the U.S., the European Union, the United Kingdom, Canada, and Australia, have imposed significant sanctions targeting Russia, such as bans on imports and exports, asset freezes, and revoking Russia’s most favored nation trade status. Furthermore, Russia has taken various measures to defend its economy and mitigate the effect of sanctions, such as seizing the assets of foreign companies that have withdrawn from Russia and demanding payment in rubles for its exports. As a result of these geopolitical factors and the uncertain consequences, financial and commodity markets have experienced, and may continue to experience, significant disruptions and volatility. Moreover, these factors could exacerbate ongoing supply chain constraints caused by the
COVID-19
pandemic, and contribute to long term inflationary pressure. Therefore, the extent of the impact on the Japanese and global economic conditions, as well as on our business, results of operations and financial condition remains uncertain. For more information, see “Item 3.D. Risk Factors.”

Factors Affecting Results of Operation
Income (Loss)
We have three principal sources of operating income: net interest income, net fee and commission income, and net income from trading/financial assets and liabilities at fair value through profit or loss/investment securities.
Net Interest Income
. Net interest income, or the difference between interest income and interest expense, is determined by:

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
The BOJ stated in this announcement that it decided to enhance monetary easing with a view to doing its utmost to ensure smooth corporate financing and maintaining stability in financial markets, thereby preventing firms’ and households’ sentiment from deteriorating. Thereafter, in April 2020 and May 2020, the BOJ decided to further enhance monetary easing and introduce measures to support corporate financing taking into account the negative impact of the
COVID-19
pandemic on Japanese economic conditions. Moreover, in March 2021, the BOJ announced the establishment of a scheme to apply interest rates, which would be linked to the short-term policy interest rate, as an incentive to a certain amount of financial institutions’ current account balances, based on the recognition of the importance of continuing with monetary easing in a sustainable manner and making nimble and effective responses to counter changes in developments in economic activity and prices, as well as in financial conditions. In addition, the BOJ made clear that the range of the
10-year
Japanese government bonds yield fluctuations would be between around plus and minus 0.25% from the target level.
The following table sets forth SMBC’s short-term prime rate, three-month TIBOR, ordinary deposit rate, long-term prime rate and ten-year
swap rate, at the dates indicated:

	At March 31,
	2022	2021	2020
Short-term prime rate	1.475%	1.475%	1.475%
Three-month TIBOR	0.067	0.069	0.069
Ordinary deposit rate	0.001	0.001	0.001
Long-term prime rate	1.100	1.000	0.950
Ten-year swap rate	0.320	0.153	0.014
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
Net Fee and Commission Income
. We earn fees and commissions from a variety of services. The primary components of SMBC’s net fee and commission income are fees and commissions related to money remittances and transfers, investment trusts sales, loans (such as loan commitment fees and loan syndication fees for arranging loans), securities transactions (such as bond trustee fees and bond recording agency fees), and guarantees and acceptances. Other fees and commissions include fees from investment banking and electronic banking.
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
Net Income from Trading
/Financial Assets and Liabilities at Fair Value Through Profit or Loss /Investment Securities
. We undertake significant trading activities involving a variety of financial instruments, including derivatives. Our income from these activities is subject to volatility caused by, among other things, changes in interest rates, foreign exchange rates, equity prices or other market variables. Any unexpected change in interest rates could affect the fair value of our interest rate derivative positions and our net income from trading activities. Net trading income consists of margins made on market-making and our customer business as well as changes in fair value of trading assets and liabilities and derivative financial instruments. It also includes net interest and dividend income on these instruments.

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
Expenses
Impairment Charges on Financial Assets
. We use the expected credit losses (“ECL”) model for the recognition of impairment loss under IFRS 9 “Financial Instruments.” The ECL model requires that impairment losses be measured by using reasonable and supportable information including forecasts of future economic conditions and in an unbiased and probability-weighted manner. Our impairment charges are recorded primarily due to impairment on loans and advances.
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
General and Administrative Expenses
. General and administrative expenses consist primarily of personnel expenses (salaries and related expenses), depreciation and amortization expenses, and other expenses (outsourcing expenses, publicity and advertising expenses, and communication expenses).
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
Most of our domestic equity instruments consist of publicly traded Japanese stocks. The Nikkei Stock Average increased by 54.2% from ¥18,917.01 at March 31, 2020, to ¥29,178.80 at March 31, 2021, and decreased by 4.7% to ¥27,821.43 at March 31, 2022. At March 31, 2022, we had net unrealized gains on domestic equity securities of ¥2,341,267 million, a decrease of ¥185,774 million from ¥2,527,041 million at March 31, 2021. For more information, see “Item 5.A. Operating Results—Financial Condition—Investment Securities.”

Strengthening of Equity Capital
In response to the imposition of more stringent regulatory capital requirements, we have been taking a proactive approach to managing our risk-weighted capital ratio by focusing on increasing qualifying capital, including by building up our retained earnings, identifying risks, and controlling risk-weighted assets.
Foreign Currency Fluctuations
The average exchange rate used to convert dollars to yen in the consolidated financial statements included elsewhere in this annual report for the fiscal year ended March 31, 2022 was ¥112.40 per $1.00, compared to the previous fiscal year’s average exchange rate of ¥106.11 per $1.00. The percentage of revenue we earned from our foreign operations for the fiscal years ended March 31, 2022 and 2021 was 42% and 34%. For more information, see “Item 4.B. Business Overview—Revenues by Region.”
New and Amended Accounting Standards and Recent Accounting Pronouncements
See “New and Amended Accounting Standards Adopted by the Group” and “Recent Accounting Pronouncements” under Note 2 “Summary of Significant Accounting Policies” to our consolidated financial statements included elsewhere in this annual report.
5.A.     OPERATING RESULTS
For discussion about our operating results for the fiscal year ended March 31, 2020, including certain comparative discussion of the fiscal years ended March 31, 2021 and 2020, please refer to “Item 5. Operating and Financial Review and Prospectus—5.A. Operating Results” in our annual report on Form
20-F
filed on June 29, 2021.
Under the economic and financial circumstances described in “Item 5. Operating and Financial Review and Prospects—Overview—Operating Environment,” we made a profit through our commercial banking and other financial services businesses. Our total operating income decreased by ¥28,125 million from ¥3,165,585 million for the fiscal year ended March 31, 2021 to ¥3,137,460 million for the fiscal year ended March 31, 2022, primarily due to decreases in net investment income and net income from financial assets and liabilities at fair value through profit or loss, which were partially offset by increases in net interest income and net fee and commission income. Our net profit decreased by ¥190,001 million from ¥705,076 million for the fiscal year ended March 31, 2021 to ¥515,075 million for the fiscal year ended March 31, 2022, due to the decrease in total operating income described above and an increase in operating expenses, which were partially offset by a decrease in income tax expense.
Our total assets increased by ¥13,135,860 million from ¥235,024,987 million at March 31, 2021 to ¥248,160,847 million at March 31, 2022, primarily due to increases in loans and advances and cash and deposits with banks.
Our total liabilities increased by ¥12,630,318 million from ¥222,748,837 million at March 31, 2021 to ¥235,379,155 million at March 31, 2022, primarily due to an increase in deposits.
Our total equity increased by ¥505,542 million from ¥12,276,150 million at March 31, 2021 to ¥12,781,692 million at March 31, 2022, primarily due to increases in retained earnings and other reserves.

Operating Results
The following table presents information as to our income, expenses and net profit for the fiscal years ended March 31, 2022 and 2021.

	For the fiscal year ended March 31,
	2022	2021
	(In millions, except per share data)
Interest income	¥1,747,654	¥1,780,370
Interest expense	303,716	397,245

Net interest income	1,443,938	1,383,125

Fee and commission income	1,248,225	1,174,382
Fee and commission expense	209,762	201,723

Net fee and commission income	1,038,463	972,659

Net trading income	280,339	237,746
Net income from financial assets and liabilities at fair value through profit or loss	200,249	280,012
Net investment income	65,744	153,820
Other income	108,727	138,223

Total operating income	3,137,460	3,165,585

Impairment charges on financial assets	279,978	282,486

Net operating income	2,857,482	2,883,099

General and administrative expenses	1,801,621	1,679,115
Other expenses	368,559	283,879

Operating expenses	2,170,180	1,962,994

Share of post-tax profit (loss) of associates and joint ventures	(10,838)	36,373

Profit before tax	676,464	956,478

Income tax expense	161,389	251,402

Net profit	¥515,075	¥705,076

Profit attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥499,573	¥687,483
Non-controlling interests	4,771	4,471
Other equity instruments holders	10,731	13,122
Earnings per share:
Basic	¥364.46	¥501.73
Diluted	364.31	501.49
Total operating income decreased by ¥28,125 million, or 1%, from ¥3,165,585 million for the fiscal year ended March 31, 2021 to ¥3,137,460 million for the fiscal year ended March 31, 2022, primarily due to decreases in net investment income of ¥88,076 million and net income from financial assets and liabilities at fair value through profit or loss of ¥79,763 million, which were partially offset by increases in net interest income of ¥60,813 million and net fee and commission income of ¥65,804 million. Although impairment charges on financial assets decreased, net operating income also decreased by ¥25,617 million from ¥2,883,099 million for the fiscal year ended March 31, 2021 to ¥2,857,482 million for the fiscal year ended March 31, 2022.
Net profit decreased by ¥190,001 million from ¥705,076 million for the fiscal year ended March 31, 2021 to ¥515,075 million for the fiscal year ended March 31, 2022, as a result of the decrease in net operating income described above and an increase in general and administrative expenses, which was partially offset by a decrease in income tax expense.

Net Interest Income
The following tables show the average balances of our statement of financial position items, related interest income, interest expense, net interest income and average rates for the fiscal years ended March 31, 2022 and 2021.

	For the fiscal year ended March 31,
	2022			2021
	Average balance (3)	Interest income	Average rate	Average balance (3)	Interest income	Average rate
	(In millions, except percentages)
Interest-earning assets:
Interest-earning deposits with other banks:
Domestic offices	¥892,460	¥2,219	0.25%	¥881,007	¥2,260	0.26%
Foreign offices	7,353,392	17,825	0.24%	4,701,633	15,151	0.32%

Total	8,245,852	20,044	0.24%	5,582,640	17,411	0.31%

Call loans and bills bought, reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	11,014,326	(3,131)	(0.03%)	9,256,043	(687)	(0.01%)
Foreign offices	3,723,704	23,662	0.64%	3,224,164	25,926	0.80%

Total	14,738,030	20,531	0.14%	12,480,207	25,239	0.20%

Investment securities (1) :
Domestic offices	20,679,429	42,126	0.20%	16,642,148	46,384	0.28%
Foreign offices	5,108,333	81,068	1.59%	5,385,436	80,255	1.49%

Total	25,787,762	123,194	0.48%	22,027,584	126,639	0.57%

Loans and advances (2) :
Domestic offices	64,172,223	828,723	1.29%	64,651,076	846,911	1.31%
Foreign offices	33,983,382	755,162	2.22%	32,230,777	764,170	2.37%

Total	98,155,605	1,583,885	1.61%	96,881,853	1,611,081	1.66%

Total interest-earning assets:
Domestic offices	96,758,438	869,937	0.90%	91,430,274	894,868	0.98%
Foreign offices	50,168,811	877,717	1.75%	45,542,010	885,502	1.94%

Total	¥146,927,249	¥1,747,654	1.19%	¥136,972,284	¥1,780,370	1.30%

	For the fiscal year ended March 31,
	2022			2021
	Average balance (3)	Interest expense	Average rate	Average balance (3)	Interest expense	Average rate
	(In millions, except percentages)
Interest-bearing liabilities:
Deposits:
Domestic offices	¥97,534,028	¥8,531	0.01%	¥91,029,016	¥16,601	0.02%
Foreign offices	28,176,552	93,460	0.33%	28,285,386	163,309	0.58%

Total	125,710,580	101,991	0.08%	119,314,402	179,910	0.15%

Call money and bills sold, repurchase agreements and cash collateral on securities lent:
Domestic offices	11,403,604	(626)	(0.01%)	10,969,751	(5,511)	(0.05%)
Foreign offices	6,204,348	7,652	0.12%	4,494,568	14,397	0.32%

Total	17,607,952	7,026	0.04%	15,464,319	8,886	0.06%

Borrowings and other interest-bearing liabilities:
Domestic office	20,273,371	31,957	0.16%	17,180,319	40,822	0.24%
Foreign offices	548,899	18,267	3.33%	629,705	22,609	3.59%

Total	20,822,270	50,224	0.24%	17,810,024	63,431	0.36%

Debt securities in issue:
Domestic offices	9,069,314	99,171	1.09%	9,764,667	100,987	1.03%
Foreign offices	2,098,667	7,334	0.35%	1,678,663	8,218	0.49%

Total	11,167,981	106,505	0.95%	11,443,330	109,205	0.95%

Premiums for deposit insurance:
Domestic offices	—	36,222	—	—	34,192	—
Foreign offices	—	1,748	—	—	1,621	—

Total	—	37,970	—	—	35,813	—

Total interest-bearing liabilities:
Domestic offices	138,280,317	175,255	0.13%	128,943,753	187,091	0.15%
Foreign offices	37,028,466	128,461	0.35%	35,088,322	210,154	0.60%

Total	¥175,308,783	¥303,716	0.17%	¥164,032,075	¥397,245	0.24%

Net interest income and interest rate spread		¥1,443,938	1.02%		¥1,383,125	1.06%

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

The following tables show changes in our interest income, interest expense and net interest income based on changes in volume and changes in rate for the fiscal year ended March 31, 2022 compared to the fiscal year ended March 31, 2021.

	Fiscal year ended March 31, 2022 compared to fiscal year ended March 31, 2021 Increase / (decrease)
	Volume	Rate	Net change
	(In millions)
Interest income:
Interest-earning deposits with other banks:
Domestic offices	¥29	¥(70)	¥(41)
Foreign offices	7,016	(4,342)	2,674

Total	7,045	(4,412)	2,633

Call loans and bills bought, reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	(206)	(2,238)	(2,444)
Foreign offices	3,647	(5,911)	(2,264)

Total	3,441	(8,149)	(4,708)

Investment securities:
Domestic offices	9,821	(14,079)	(4,258)
Foreign offices	(4,249)	5,062	813

Total	5,572	(9,017)	(3,445)

Loans and advances:
Domestic offices	(6,242)	(11,946)	(18,188)
Foreign offices	40,322	(49,330)	(9,008)

Total	34,080	(61,276)	(27,196)

Total interest income:
Domestic offices	3,402	(28,333)	(24,931)
Foreign offices	46,736	(54,521)	(7,785)

Total	¥50,138	¥(82,854)	¥(32,716)

	Fiscal year ended March 31, 2022 compared to fiscal year ended March 31, 2021 Increase / (decrease)
	Volume	Rate	Net change
	(In millions)
Interest expense:
Deposits:
Domestic offices	¥1,220	¥(9,290)	¥(8,070)
Foreign offices	(629)	(69,220)	(69,849)

Total	591	(78,510)	(77,919)

Call money and bills sold, repurchase agreements and cash collateral on securities lent:
Domestic offices	(209)	5,094	4,885
Foreign offices	4,177	(10,922)	(6,745)

Total	3,968	(5,828)	(1,860)

Borrowings and other interest-bearing liabilities:
Domestic offices	6,556	(15,421)	(8,865)
Foreign offices	(2,767)	(1,575)	(4,342)

Total	3,789	(16,996)	(13,207)

Debt securities in issue:
Domestic offices	(5,999)	4,183	(1,816)
Foreign offices	3,203	(4,087)	(884)

Total	(2,796)	96	(2,700)

Premiums for deposit insurance:
Domestic offices	2,030	—	2,030
Foreign offices	127	—	127

Total	2,157	—	2,157

Total interest expense:
Domestic offices	3,598	(15,434)	(11,836)
Foreign offices	4,111	(85,804)	(81,693)

Total	¥7,709	¥(101,238)	¥(93,529)

Net interest income:
Domestic offices	¥(196)	¥(12,899)	¥(13,095)
Foreign offices	42,625	31,283	73,908

Total	¥42,429	¥18,384	¥60,813

Interest Income
Our interest income decreased by ¥32,716 million, or 2% from ¥1,780,370 million for the fiscal year ended March 31, 2021 to ¥1,747,654 million for the fiscal year ended March 31, 2022. This decrease was primarily due to a decrease in interest income on loans and advances of ¥27,196 million, or 2%. Interest income on loans and advances decreased by ¥18,188 million, or 2% at domestic offices and by ¥9,008 million, or 1% at foreign offices. The decreases were primarily due to a decrease in the average rate of loans at foreign offices, reflecting a decrease in market interest rates.

Interest Expense
Our interest expense decreased by ¥93,529 million, or 24%, from ¥397,245 million for the fiscal year ended March 31, 2021 to ¥303,716 million for the fiscal year ended March 31, 2022, primarily due to a decrease in interest expenses on deposits. Our interest expense on deposits decreased by ¥77,919 million, or 43%, from ¥179,910 million for the fiscal year ended March 31, 2021 to ¥101,991 million for the fiscal year ended March 31, 2022, primarily due to a decrease at foreign offices reflecting a decrease in the proportion of higher interest deposits as a result of restricting the provision of higher interest rates on deposits to our customers.
Net Interest Income
Our net interest income increased by ¥60,813 million, or 4%, from ¥1,383,125 million for the fiscal year ended March 31, 2021 to ¥1,443,938 million for the fiscal year ended March 31, 2022. This was primarily due to a decrease in the average rate on interest-bearing liabilities, primarily deposits, but offset by a decrease in the average rate of interest-earning assets, primarily loans.
From the fiscal year ended March 31, 2021 to March 31, 2022, the average rate on loans and advances at domestic offices decreased by 0.02 percentage points from 1.31% to 1.29%. The average rate on loans and advances at foreign offices decreased by 0.15 percentage points from 2.37% to 2.22%, resulting in the total for loans and advances decreasing by 0.05 percentage points from 1.66% to 1.61%. On the other hand, the average rate on deposits decreased by 0.07 percentage points from 0.15% to 0.08%, primarily due to a decrease in the average rate on deposits at foreign offices by 0.25 percentage points from 0.58% to 0.33%.
Net Fee and Commission Income
The following table sets forth our net fee and commission income for the periods shown.

	For the fiscal year ended March 31,
	2022	2021

	(In millions)
Fee and commission income from:
Loans	¥128,583	¥132,523
Credit card business	333,109	304,787
Guarantees	66,199	64,422
Securities-related business	169,719	169,251
Deposits	16,302	14,763
Remittances and transfers	139,122	138,907
Safe deposits	4,025	4,160
Trust fees	5,940	4,885
Investment trusts	183,164	163,522
Agency	8,854	8,442
Others	193,208	168,720

Total fee and commission income	1,248,225	1,174,382

Fee and commission expense from:
Remittances and transfers	32,604	39,417
Others	177,158	162,306

Total fee and commission expense	209,762	201,723

Net fee and commission income	¥1,038,463	¥972,659

Fee and commission income increased by ¥73,843 million, or 6%, from ¥1,174,382 million for the fiscal year ended March 31, 2021 to ¥1,248,225 million for the fiscal year ended March 31, 2022. Primary sources of fee and commission income are fees obtained through our credit card business, fees and commissions obtained through investment trusts, fees and commissions obtained though securities-related business, remittance and transfer fees, and loan transaction fees. The increase in fee and commission income was primarily due to an increase in fees obtained through our credit card business, reflecting the increase in cashless payments.
Fee and commission expense was ¥209,762 million for the fiscal year ended March 31, 2022, increased by ¥8,039 million from ¥201,723 million for the fiscal year ended March 31, 2021.
As a result, net fee and commission income increased by ¥65,804 million, or 7%, from ¥972,659 million for the fiscal year ended March 31, 2021 to ¥1,038,463 million for the fiscal year ended March 31, 2022.
Net Income from Trading, Financial Assets and Liabilities at Fair Value Through Profit or Loss and Investment Securities
The following table sets forth our net income from trading, financial assets and liabilities at fair value through profit or loss and investment securities for the periods shown.

	For the fiscal year ended March 31,
	2022	2021

	(In millions)
Net trading income:
Interest rate	¥74,828	¥38,987
Foreign exchange	186,146	168,462
Equity	22,216	34,772
Credit	(1,812)	(4,723)
Others	(1,039)	248

Total net trading income	¥280,339	¥237,746

Net income from financial assets and liabilities at fair value through profit or loss:
Net income from financial assets mandatorily at fair value through profit or loss:
Net income from debt instruments	¥156,792	¥262,396
Net income from equity instruments	5,025	23,687
Net income (loss) from financial liabilities designated at fair value through profit or loss	38,432	(6,071)

Total net income from financial assets and liabilities at fair value through profit or loss	¥200,249	¥280,012

Net investment income:
Net gain (loss) from disposal of debt instruments	¥(29,546)	¥79,711
Dividend income	95,290	74,109

Total net investment income	¥65,744	¥153,820

Net trading income, which includes income and losses from trading assets and liabilities and derivative financial instruments, increased by ¥42,593 million from ¥237,746 million for the fiscal year ended March 31, 2021 to ¥280,339 million for the fiscal year ended March 31, 2022. The increase was primarily due to an increase in net trading income from interest rate related transactions. This was primarily due to an increase in net gains from interest rate related derivative financial instruments.
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
Net income from financial assets and liabilities at fair value through profit or loss decreased by ¥79,763 million from a net income of ¥280,012 million for the fiscal year ended March 31, 2021 to a net income of ¥200,249 million for the fiscal year ended March 31, 2022. This was primarily due to a decrease in net gains from changes in the fair value and sales of equity index-linked investment trusts.
Net investment income decreased by ¥88,076 million from ¥153,820 million for the fiscal year ended March 31, 2021 to ¥65,744 million for the fiscal year ended March 31, 2022. This was primarily due to a decrease in gains from sales of foreign bonds.
Impairment Charges on Financial Assets
The following table sets forth our impairment charges (reversals) on financial assets for the periods shown.

	For the fiscal year ended March 31,
	2022	2021
	(In millions)
Loans and advances	¥269,060	¥277,085
Loan commitments	9,555	12,729
Financial guarantees	1,363	(7,328)

Total impairment charges on financial assets	¥279,978	¥282,486

Our impairment charges on financial assets consist of losses relating to loans and advances, loan commitments and financial guarantee contracts. Impairment charges on these financial assets are mainly affected by the economic environment and financial conditions of borrowers.
Impairment charges on financial assets slightly decreased by ¥2,508 million from ¥282,486 million for the fiscal year ended March 31, 2021 to ¥279,978 million for the fiscal year ended March 31, 2022. The decrease was primarily due to a decrease in the provision recognized in the previous fiscal year related to our corporate customers affected by the
COVID-19
pandemic as a result of their recovery in the current fiscal year, which was partially offset by an increase in the provision for loan losses related to our corporate customers adversely affected by the situation in Russia and Ukraine. For detailed information on provision for loan losses, see “—Financial Condition—Allowance for Loan Losses.”

General and Administrative Expenses
The following table sets forth our general and administrative expenses for the periods shown.

	For the fiscal year ended March 31,
	2022	2021
	(In millions)
Personnel expenses	¥834,512	¥770,769
Depreciation and amortization	264,290	255,702
Building and maintenance expenses	9,979	8,593
Supplies expenses	15,468	15,191
Communication expenses	32,839	33,454
Publicity and advertising expenses	126,090	89,924
Taxes and dues	82,293	83,554
Outsourcing expenses	115,157	111,737
Office equipment expenses	61,503	56,389
Others	259,490	253,802

Total general and administrative expenses	¥1,801,621	¥1,679,115

General and administrative expenses increased by ¥122,506 million, or 7%, from ¥1,679,115 million for the fiscal year ended March 31, 2021 to ¥1,801,621 million for the fiscal year ended March 31, 2022. The increase was primarily due to the recovery of business activities from the
COVID-19
pandemic, as well as the higher marketing costs in our credit card business which is successfully increasing new customers. In addition to the above, the decrease in the defined benefit obligation resulting from the amendment to the terms of SMBC’s defined benefit pension plans was recognized as a profit against the personnel expense for the fiscal year ended March 31, 2021, which reduced the previous fiscal year expense, while the recognition of the past service cost from a subsidiary due to an increase in the defined benefit obligation for the fiscal year ended March 31, 2022 further increased the current year expense.
Share of
Post-tax
Profit (Loss) of Associates and Joint Ventures
Share of
post-tax
profit (loss) of associates and joint ventures decreased by ¥47,211 million from ¥36,373 million for the fiscal year ended March 31, 2021 to a loss of ¥10,838 million for the fiscal year ended March 31, 2022. This was primarily due to net losses of associates and joint ventures engaged in the leasing business, which recognized losses on leased aircraft assets in Russia.
Income Tax Expense
Income tax expense decreased by ¥90,013 million from ¥251,402 million for the fiscal year ended March 31, 2021 to ¥161,389 million for the fiscal year ended March 31, 2022, primarily due to a decrease in deferred tax expense resulting from a decrease of taxable temporary differences attributable to investment securities.
Business Segment Analysis
Our business segment information is prepared based on the internal reporting system utilized by our management to assess the performance of our business segments under Japanese GAAP.
We have four main business segments: the Wholesale Business Unit, the Retail Business Unit, the Global Business Unit, which was renamed from the International Business Unit in April 2020, and the Global Markets Business Unit, with the remaining operations recorded in Head office account and others.
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
Segmental Results of Operations
The following tables show our results of operations by business segment for the fiscal years ended March 31, 2022 and 2021.
For the fiscal year ended March 31, 2022:

	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
	(In billions)
Consolidated gross profit (1)	¥707.5	¥1,146.9	¥872.0	¥390.6	¥(171.5)	¥2,945.5
General and administrative expenses	(303.6)	(935.5)	(461.3)	(92.3)	(28.4)	(1,821.1)
Others (2)	65.8	3.5	20.5	39.8	(101.1)	28.5

Consolidated net business profit	¥469.7	¥214.9	¥431.2	¥338.1	¥(301.0)	¥1,152.9

For the fiscal year ended March 31, 2021:
	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
	(In billions)
Consolidated gross profit (1)	¥634.9	¥1,127.4	¥723.7	¥460.7	¥(140.5)	¥2,806.2
General and administrative expenses	(299.9)	(910.4)	(383.3)	(82.9)	(70.6)	(1,747.1)
Others (2)	53.5	2.2	26.3	35.7	(92.8)	24.9

Consolidated net business profit	¥388.5	¥219.2	¥366.7	¥413.5	¥(303.9)	¥1,084.0

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

The following are explanations of our results of operations by business segment for the fiscal year ended March 31, 2022. It also includes the changes from the previous fiscal year, which are adjusted by eliminating the impact of factors such as changes in interest rates and exchange rates that may distort the comparison.
Wholesale Business Unit
Consolidated gross profit for the fiscal year ended March 31, 2022 was ¥707.5 billion and increased by ¥50.5 billion on an adjusted basis compared to the fiscal year ended March 31, 2021. This was primarily due to increases in fee and commission income related to real estate finance and structured finance, and foreign exchange fees.
General and administrative expenses for the fiscal year ended March 31, 2022 was ¥303.6 billion and increased by ¥5.1 billion on an adjusted basis compared to the fiscal year ended March 31, 2021.
Others for the fiscal year ended March 31, 2022 was ¥65.8 billion and increased by ¥13.0 billion on an adjusted basis compared to the fiscal year ended March 31, 2021. This was primarily due to an increase in our share of post-tax
profit of associates and joint ventures.

As a result, consolidated net business profit for the fiscal year ended March 31, 2022 was ¥469.7 billion and increased by ¥58.4 billion on an adjusted basis compared to the fiscal year ended March 31, 2021.
Retail Business Unit
Consolidated gross profit for the fiscal year ended March 31, 2022 was ¥1,146.9 billion and increased by ¥16.1 billion on an adjusted basis compared to the fiscal year ended March 31, 2021. This was primarily due to an increase in income from the payment businesses, which was partially offset by a decrease in income from the consumer finance businesses reflecting a decline in private consumption affected by the
COVID-19
pandemic.
General and administrative expenses for the fiscal year ended March 31, 2022 was ¥935.5 billion and increased by ¥21.4 billion on an adjusted basis compared to the fiscal year ended March 31, 2021. This was primarily due to an increase in revenue-linked variable costs of Sumitomo Mitsui Card and SMBC Finance Service.
Others for the fiscal year ended March 31, 2022 was ¥3.5 billion.
As a result, consolidated net business profit for the fiscal year ended March 31, 2022 was ¥214.9 billion and decreased by ¥4.6 billion on an adjusted basis compared to the fiscal year ended March 31, 2021.
Global Business Unit
Consolidated gross profit for the fiscal year ended March 31, 2022 was ¥872.0 billion and increased by ¥72.4 billion on an adjusted basis compared to the fiscal year ended March 31, 2021. This was primarily due to increases in interest income on loans and loan-related fees.
General and administrative expenses for the fiscal year ended March 31, 2022 was ¥461.3 billion and increased by ¥42.8 billion on an adjusted basis compared to the fiscal year ended March 31, 2021. This was due to increases in expenses related to overseas business development as well as enhancement of the governance system.
Others for the fiscal year ended March 31, 2022 was ¥20.5 billion.
As a result, consolidated net business profit for the fiscal year ended March 31, 2022 was ¥431.2 billion and increased by ¥22.8 billion on an adjusted basis compared to the fiscal year ended March 31, 2021.
Global Markets Business Unit
Consolidated gross profit for the fiscal year ended March 31, 2022 was ¥390.6 billion and decreased by ¥71.2 billion on an adjusted basis compared to the fiscal year ended March 31, 2021. This was primarily due to a decrease in gains on sales of bonds reflecting a rise in overseas interest rates, although it was partially offset by an increase in net income from equity related transactions through nimble portfolio management dealing with a rise in stock prices.
General and administrative expenses for the fiscal year ended March 31, 2022 was ¥92.3 billion and increased by ¥5.2 billion on an adjusted basis compared to the fiscal year ended March 31, 2021.
Others for the fiscal year ended March 31, 2022 was ¥39.8 billion.
As a result, consolidated net business profit for the fiscal year ended March 31, 2022 was ¥338.1 billion and decreased by ¥72.3 billion on an adjusted basis compared to the fiscal year ended March 31, 2021.

Financial Condition
Assets
Our total assets increased by ¥13,135,860 million from ¥235,024,987 million at March 31, 2021 to ¥248,160,847 million at March 31, 2022. The increase was primarily due to increases in loans and advances and cash and deposits with banks.
Our assets at March 31, 2022 and 2021 were as follows.

	At March 31,
	2022	2021
	(In millions)
Cash and deposits with banks	¥75,697,521	¥73,090,816
Call loans and bills bought	1,965,135	2,553,468
Reverse repurchase agreements and cash collateral on securities borrowed	11,303,930	11,738,072
Trading assets	3,736,296	3,140,736
Derivative financial instruments	6,443,748	5,521,617
Financial assets at fair value through profit or loss	1,695,585	1,744,848
Investment securities	32,749,405	31,051,461
Loans and advances	104,635,815	97,714,938
Investments in associates and joint ventures	1,009,738	886,685
Property, plant and equipment	1,762,996	1,754,661
Intangible assets	992,849	819,720
Other assets	6,063,907	4,945,631
Current tax assets	44,941	33,376
Deferred tax assets	58,981	28,958

Total assets	¥248,160,847	¥235,024,987

Loans and Advances
Our main operating activity is the lending business. We make loans and extend other types of credit principally to corporate and individual customers in Japan and to corporate customers in foreign countries.
At March 31, 2022, our loans and advances were ¥104,635,815 million, or 42% of total assets, representing an increase of ¥6,920,877 million, or 7%, from ¥97,714,938 million at March 31, 2021. The increase in loans and advances was primarily due to an increase in loans and advances to our foreign customers in the United States and Asian and European countries and also due to an increase in financing needs from domestic small and medium-sized
enterprises amid the repayments of loans which had previously increased as a result of our responses to our corporate customers’ financing needs arising from the
COVID-19
pandemic.
Domestic
Through SMBC and other banking and
non-bank
subsidiaries, we make loans to a broad range of industrial, commercial and individual customers in Japan. The following table shows our outstanding loans and advances to customers whose domiciles are in Japan, classified by industry, before deducting the allowance for loan losses, and adjusting unearned income, unamortized premiums-net
and deferred loan
fees-net
at the dates indicated.

	At March 31,
	2022	2021
	(In millions)
Manufacturing	¥10,105,370	¥10,174,683
Agriculture, forestry, fisheries and mining	378,366	277,471
Construction	847,805	886,539
Transportation, communications and public enterprises	6,210,330	5,878,522
Wholesale and retail	5,903,439	6,014,746
Finance and insurance	3,549,762	3,423,625
Real estate and goods rental and leasing	14,314,582	11,760,698
Services	4,860,235	4,831,938
Municipalities	600,759	625,639
Lease financing	18,476	24,678
Consumer (1)	15,506,486	15,274,719
Others (2)	1,893,474	4,133,900

Total domestic	¥64,189,084	¥63,307,158

(1)	The balance in Consumer mainly consists of housing loans. The housing loan balances amounted to ¥10,676,967 million and ¥10,736,709 million at March 31, 2022 and 2021, respectively.
(2)	The balance in Others includes loans and advances to the Government of Japan.
Foreign
The following table shows the outstanding loans and advances to our customers whose domiciles are not in Japan, classified by industry, before deducting the allowance for loan losses, and adjusting unearned income, unamortized premiums-net
and deferred loan
fees-net
at the dates indicated.

	At March 31,
	2022	2021
	(In millions)
Public sector	¥440,236	¥309,372
Financial institutions	8,311,518	7,241,844
Commerce and industry	28,838,245	24,659,663
Lease financing	290,097	306,988
Others	3,884,519	3,000,530

Total foreign	¥41,764,615	¥35,518,397

Allowance for Loan Losses
We calculate the allowance for loan losses using the latest assignment of obligor grades (our internal credit rating) and supplementary data such as the borrowers’ operating cash flows, realizable value of collateral and recent economic conditions.
For the fiscal year ended March 31, 2022, the allowance for loan losses increased by ¥143,767 million, or 17%, from ¥849,287 million at the beginning of the period to ¥993,054 million at the end of the period.
The balance of the allowance for loan losses increases when a provision for loan losses is recognized and decreases when charge-offs are recognized through the sales of loans and write-offs. As we recorded a provision for loan losses of ¥269,060 million and charge-offs of ¥166,553 million for the fiscal year ended March 31, 2022, the provision for loan losses exceeded charge-offs and the overall allowance for loan losses increased.
The provision for loan losses slightly decreased by ¥8,025 million to ¥269,060 million for the fiscal year ended March 31, 2022 as compared to ¥277,085 million for the fiscal year ended March 31, 2021. The decrease was primarily due to a decrease in the provision related to our corporate customers affected by the
COVID-19
pandemic as a result of their recovery in the current fiscal year, which was partially offset by an increase in the provision for loan losses related to our corporate customers adversely affected by the situation in Russia and Ukraine. For the fiscal year ended March 31, 2022, the obligor grades of a number of Russian borrowers affected by the situation in Russia and Ukraine were downgraded to the extent that the credit risk on loans and advances to such borrowers was determined to be significantly increased since initial recognition and their allowance for loan losses was measured at an amount equal to the lifetime ECL. In addition, we evaluated the forward-looking impact on credit risks and losses based on factors such as the possibility that payment of principal or interest would be delayed or requests for loan restructuring would be made due to the prolonged impact of sanctions targeting Russia imposed by the Japanese government and authorities in several other jurisdictions, and Russia’s measures to defend its economy and mitigate the effect of sanctions. At March 31, 2022, our credit risk exposures to Russian borrowers were approximately ¥334 billion and allowance for loan losses for those loans and advances was ¥62,901 million.
Charge-offs increased by ¥4,950 million from the previous fiscal year to ¥166,553 million for the fiscal year ended March 31, 2022. Charge-offs of domestic loans and advances increased by ¥32,556 million compared to the previous fiscal year to ¥129,493 million for the fiscal year ended March 31, 2022. Charge-offs of foreign loans and advances decreased by ¥27,606 million compared to the previous fiscal year to ¥37,060 million for the fiscal year ended March 31, 2022.
The following tables show our allowance for loan losses for each of the periods indicated.

	At March 31, 2022
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit- impaired	Total
	(In millions)
Allowance for loan losses:
Balance at April 1, 2021	¥170,156	¥255,909	¥423,222	¥849,287
Net transfers between stages	(5,281)	(47,345)	52,626	—
Provision (credit) for loan losses	(8,715)	29,062	248,713	269,060
Charge-offs (1)	—	—	166,553	166,553
Recoveries	—	—	13,403	13,403

Net charge-offs	—	—	153,150	153,150
Others (2)	6,759	9,394	11,704	27,857

Balance at March 31, 2022	¥162,919	¥247,020	¥583,115	¥993,054

	At March 31, 2021
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit- impaired	Total
	(In millions)
Allowance for loan losses:
Balance at April 1, 2020	¥203,286	¥147,382	¥355,737	¥706,405
Net transfers between stages	(8,021)	(18,280)	26,301	—
Provision (credit) for loan losses	(29,279)	123,622	182,742	277,085
Charge-offs (1)	—	—	161,603	161,603
Recoveries	—	—	12,801	12,801

Net charge-offs	—	—	148,802	148,802
Others (2)	4,170	3,185	7,244	14,599

Balance at March 31, 2021	¥170,156	¥255,909	¥423,222	¥849,287

(1)	Charge-offs consist of the reduction of allowance through the sales of loans and write-offs.
(2)	Others mainly include foreign exchange translations for the fiscal years ended March 31, 2022 and 2021.

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

The following table shows the distribution of impaired loans and advances by “potentially bankrupt, virtually bankrupt and bankrupt (loans and advances),” “past due three months or more (loans),” “restructured (loans)” and “other impaired (loans and advances)” at March 31, 2022 and 2021 by domicile and type of industry of the borrowers. At March 31, 2022, gross impaired loans and advances were ¥1,406,094 million, an increase of ¥234,518 million from ¥1,171,576 million at March 31, 2021. The ratio of gross impaired loans and advances to the outstanding loans and advances before deducting the allowance for loan losses, and adjusting unearned income, unamortized premiums-net
and deferred loan
fees-net
was 1.3% at March 31, 2022, an increase of 0.1 percentage points from 1.2% at March 31, 2021.

	At March 31,
	2022	2021
	(In millions)
Potentially bankrupt, virtually bankrupt and bankrupt (loans and advances):
Domestic:
Manufacturing	¥223,198	¥63,894
Agriculture, forestry, fisheries and mining	2,503	7,836
Construction	7,366	8,086
Transportation, communications and public enterprises	48,614	36,177
Wholesale and retail	72,999	75,040
Finance and insurance	2,784	6,842
Real estate and goods rental and leasing	36,628	26,658
Services	83,384	64,574
Consumer	131,220	156,133
Others	8,172	23,474

Total domestic	616,868	468,714

Foreign:
Financial institutions	10,647	11,632
Commerce and industry	239,659	179,199
Others	26,547	23,012

Total foreign	276,853	213,843

Total	893,721	682,557

Past due three months or more (loans):
Domestic	36,593	37,297
Foreign	—	—

Total	36,593	37,297

Restructured (loans):
Domestic	238,824	228,631
Foreign	113,166	146,324

Total	351,990	374,955

Other impaired (loans and advances):
Domestic	32,534	36,343
Foreign	91,256	40,424

Total	123,790	76,767

Gross impaired loans and advances	1,406,094	1,171,576

Less: Allowance for loan losses for impaired loans and advances	(583,115)	(423,222)

Net impaired loans and advances	¥822,979	¥748,354

In addition to the discussion in this section, see Note 46 “Financial Risk Management—Credit Risk” to our consolidated financial statements included elsewhere in this annual report.

Investment Securities
Our investment securities, including debt instruments at amortized cost, debt instruments at fair value through other comprehensive income and equity instruments at fair value through other comprehensive income, totaled ¥32,749,405 million at March 31, 2022, an increase of ¥1,697,944 million, or 5%, from ¥31,051,461 million at March 31, 2021. The increase in our investment securities was primarily due to increases in our holdings of Japanese government bonds and Japanese municipal bonds, which were partially offset by a decrease in our holdings of mortgage-backed securities.
Our bond portfolio is principally held for asset and liability management purposes. It mostly consisted of Japanese government bonds, U.S. Treasury securities and bonds issued or guaranteed by foreign governments, government agencies or official institutions.
Our debt instruments at amortized cost amounted to ¥83,954 million at March 31, 2022, an increase of ¥11,939 million, or 17%, from ¥72,015 million at March 31, 2021, primarily due to an increase in our holdings of bonds issued by foreign governments and official institutions excluding U.S. Treasury and other U.S. government agencies.
Domestic debt instruments at fair value through other comprehensive income amounted to ¥17,868,996 million at March 31, 2022, an increase of ¥2,116,558 million, or 13%, from ¥15,752,438 million at March 31, 2021. The increase was primarily due to increases in our holdings of Japanese government bonds and Japanese municipal bonds. As for our foreign debt instruments at fair value through other comprehensive income, we had ¥10,197,970 million at March 31, 2022, which was a decrease of ¥442,227 million, or 4%, from ¥10,640,197 million at March 31, 2021. Most of our foreign debt instruments, including mortgage-backed securities, are issued or guaranteed by foreign governments, government agencies or official institutions. The decrease was primarily due to a decrease in our holdings of mortgage-backed securities. Net unrealized losses on our foreign debt instruments amounted to ¥458,738 million at March 31, 2022, as compared to net unrealized losses of ¥24,243 million at March 31, 2021. This was primarily due to a decline in the fair value of the foreign debt instruments held, reflecting a rise in U.S. interest rates.
We had ¥3,658,591 million of domestic equity instruments and ¥939,894 million of foreign equity instruments at March 31, 2022, for which we made an irrevocable election at initial recognition to present subsequent changes in fair value in other comprehensive income under IFRS 9 “Financial Instruments.” Our domestic equity instruments, which consisted principally of publicly traded Japanese stocks and included common and preferred stocks issued by our customers, decreased by ¥261,196 million, or 7%, from ¥3,919,787 million at March 31, 2021. Net unrealized gains on our domestic equity instruments decreased by ¥185,774 million, or 7%, from ¥2,527,041 million at March 31, 2021 to ¥2,341,267 million at March 31, 2022. The decrease was primarily due to the disposal during the period of domestic equities with unrealized gains at March 31, 2021. Net unrealized gains on our foreign equity instruments increased by ¥145,126 million, or 27%, from ¥530,264 million at March 31, 2021 to ¥675,390 million at March 31, 2022, mainly reflecting favorable conditions in overseas stock markets.
We have no transactions pursuant to repurchase agreements, securities lending transactions or other transactions involving the transfer of financial assets with an obligation to repurchase such transferred assets that are treated as sales for accounting purposes.

The following tables show the amortized cost, gross unrealized gains and losses, and fair value of our investment securities, which are classified as debt instruments at amortized cost, debt instruments at fair value through other comprehensive income and equity instruments at fair value through other comprehensive income at March 31, 2022 and 2021.

	At March 31, 2022
	Amortized cost (1)	Gross unrealized gains	Gross unrealized losses	Fair value
	(In millions)
Debt instruments at amortized cost:
Domestic:
Japanese municipal bonds	¥25,741	¥—	¥219	¥25,522

Total domestic	25,741	—	219	25,522

Foreign:
Bonds issued by other governments and official institutions (2)	56,400	221	26	56,595
Other debt instruments	1,813	35	—	1,848

Total foreign	58,213	256	26	58,443

Total	¥83,954	¥256	¥245	¥83,965

Debt instruments at fair value through other comprehensive income:
Domestic:
Japanese government bonds	¥15,819,486	¥271	¥45,560	¥15,774,197
Japanese municipal bonds	1,154,542	71	9,117	1,145,496
Japanese corporate bonds	956,320	498	7,826	948,992
Other debt instruments	311	—	—	311

Total domestic	17,930,659	840	62,503	17,868,996

Foreign:
U.S. Treasury and other U.S. government agency bonds	6,027,640	4,719	350,570	5,681,789
Bonds issued by other governments and official institutions (2)	3,056,974	2,363	61,749	2,997,588
Mortgage-backed securities	1,058,908	893	53,750	1,006,051
Other debt instruments	513,186	808	1,452	512,542

Total foreign	10,656,708	8,783	467,521	10,197,970

Total	¥28,587,367	¥9,623	¥530,024	¥28,066,966

Equity instruments at fair value through other comprehensive income:
Domestic	¥1,317,324	¥2,401,838	¥60,571	¥3,658,591
Foreign	264,504	683,463	8,073	939,894

Total	¥1,581,828	¥3,085,301	¥68,644	¥4,598,485

	At March 31, 2021
	Amortized cost (1)	Gross unrealized gains	Gross unrealized losses	Fair value
	(In millions)
Debt instruments at amortized cost:
Domestic:
Japanese municipal bonds	¥22,300	¥2	¥62	¥22,240

Total domestic	22,300	2	62	22,240

Foreign:
Bonds issued by other governments and official institutions (2)	47,129	221	239	47,111
Other debt instruments	2,586	—	43	2,543

Total foreign	49,715	221	282	49,654

Total	¥72,015	¥223	¥344	¥71,894

Debt instruments at fair value through other comprehensive income:
Domestic:
Japanese government bonds	¥14,305,742	¥1,507	¥13,638	¥14,293,611
Japanese municipal bonds	733,275	414	1,067	732,622
Japanese corporate bonds	727,473	1,111	2,689	725,895
Other debt instruments	310	—	—	310

Total domestic	15,766,800	3,032	17,394	15,752,438

Foreign:
U.S. Treasury and other U.S. government agency bonds	5,601,838	49,692	86,586	5,564,944
Bonds issued by other governments and official institutions (2)	3,006,178	8,231	20,377	2,994,032
Mortgage-backed securities	1,635,340	35,271	11,879	1,658,732
Other debt instruments	421,084	1,488	83	422,489

Total foreign	10,664,440	94,682	118,925	10,640,197

Total	¥26,431,240	¥97,714	¥136,319	¥26,392,635

Equity instruments at fair value through other comprehensive income:
Domestic	¥1,392,746	¥2,592,655	¥65,614	¥3,919,787
Foreign	136,760	549,741	19,477	667,024

Total	¥1,529,506	¥3,142,396	¥85,091	¥4,586,811

(1)	“Amortized cost” for equity instruments at fair value through other comprehensive income represents the difference between the fair value and gross unrealized gains or losses.
(2)	Bonds issued by governments and official institutions excluding U.S. Treasury and other U.S. government agencies.

The following tables show the fair value and gross unrealized losses of our investment securities, aggregated by the length of time that the individual securities have been in a continuous unrealized loss position at March 31, 2022 and 2021.

	At March 31, 2022
	Less than twelve months		Twelve months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	(In millions)
Debt instruments at amortized cost:
Domestic:
Japanese municipal bonds	¥9,987	¥55	¥15,535	¥164	¥25,522	¥219

Total domestic	9,987	55	15,535	164	25,522	219

Foreign:
Bonds issued by other governments and official institutions (1)	4,437	26	—	—	4,437	26
Other debt instruments	—	—	—	—	—	—

Total foreign	4,437	26	—	—	4,437	26

Total	¥14,424	¥81	¥15,535	¥164	¥29,959	¥245

Debt instruments at fair value through other comprehensive income:
Domestic:
Japanese government bonds	¥8,580,932	¥26,384	¥4,867,170	¥19,176	¥13,448,102	¥45,560
Japanese municipal bonds	832,211	7,429	267,449	1,688	1,099,660	9,117
Japanese corporate bonds	497,623	3,965	269,460	3,861	767,083	7,826
Other debt instruments	—	—	—	—	—	—

Total domestic	9,910,766	37,778	5,404,079	24,725	15,314,845	62,503

Foreign:
U.S. Treasury and other U.S. government agency bonds	3,372,465	197,844	1,468,597	152,726	4,841,062	350,570
Bonds issued by other governments and official institutions (1)	1,783,823	5,865	587,846	55,884	2,371,669	61,749
Mortgage-backed securities	631,780	27,826	293,412	25,924	925,192	53,750
Other debt instruments	223,464	1,450	1,071	2	224,535	1,452

Total foreign	6,011,532	232,985	2,350,926	234,536	8,362,458	467,521

Total	¥15,922,298	¥270,763	¥7,755,005	¥259,261	¥23,677,303	¥530,024

Equity instruments at fair value through other comprehensive income:
Domestic	¥82,040	¥8,396	¥128,728	¥52,175	¥210,768	¥60,571
Foreign	42,261	4,519	10,268	3,554	52,529	8,073

Total	¥124,301	¥12,915	¥138,996	¥55,729	¥263,297	¥68,644

	At March 31, 2021
	Less than twelve months		Twelve months or more			Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	(In millions)
Debt instruments at amortized cost:
Domestic:
Japanese municipal bonds	¥2,300	¥—	¥16,238	¥62	¥18,538	¥62

Total domestic	2,300	—	16,238	62	18,538	62

Foreign:
Bonds issued by other governments and official institutions (1)	10,279	239	—	—	10,279	239
Other debt instruments	1,026	43	—	—	1,026	43

Total foreign	11,305	282	—	—	11,305	282

Total	¥13,605	¥282	¥16,238	¥62	¥29,843	¥344

Debt instruments at fair value through other comprehensive income:
Domestic:
Japanese government bonds	¥7,019,285	¥2,155	¥3,208,353	¥11,483	¥10,227,638	¥13,638
Japanese municipal bonds	338,284	606	140,848	461	479,132	1,067
Japanese corporate bonds	197,020	416	240,088	2,273	437,108	2,689
Other debt instruments	—	—	—	—	—	—

Total domestic	7,554,589	3,177	3,589,289	14,217	11,143,878	17,394

Foreign:
U.S. Treasury and other U.S. government agency bonds	3,174,495	86,586	—	—	3,174,495	86,586
Bonds issued by other governments and official institutions (1)	1,652,235	20,372	30,706	5	1,682,941	20,377
Mortgage-backed securities	594,950	11,874	1,511	5	596,461	11,879
Other debt instruments	160,498	80	14,329	3	174,827	83

Total foreign	5,582,178	118,912	46,546	13	5,628,724	118,925

Total	¥13,136,767	¥122,089	¥3,635,835	¥14,230	¥16,772,602	¥136,319

Equity instruments at fair value through other comprehensive income:
Domestic	¥24,850	¥3,134	¥164,109	¥62,480	¥188,959	¥65,614
Foreign	6	384	23,149	19,093	23,155	19,477

Total	¥24,856	¥3,518	¥187,258	¥81,573	¥212,114	¥85,091

(1)	Bonds issued by governments and official institutions excluding U.S. Treasury and other U.S. government agencies.

Trading Assets
The following table shows our trading assets at March 31, 2022 and 2021. Our trading assets were ¥3,736,296 million at March 31, 2022, an increase of ¥595,560 million from ¥3,140,736 million at March 31, 2021. The increase was primarily due to an increase in our holdings of U.S. Treasury and other U.S. government agency bonds.

	At March 31,
	2022	2021
	(In millions)
Debt instruments	¥3,489,258	¥2,732,480
Equity instruments	247,038	408,256

Total trading assets	¥3,736,296	¥3,140,736

Financial Assets at Fair Value Through Profit or Loss
The following table shows the fair value of our financial assets at fair value through profit or loss at March 31, 2022 and 2021. The fair value was ¥1,695,585 million at March 31, 2022, a decrease of ¥49,263 million from ¥1,744,848 million at March 31, 2021. The decrease was primarily due to a decrease in our holdings of stocks which are not designated as at fair value through other comprehensive income.

	At March 31,
	2022	2021
	(In millions)
Debt instruments	¥1,657,206	¥1,667,164
Equity instruments	38,379	77,684

Total financial assets at fair value through profit or loss	¥1,695,585	¥1,744,848

Liabilities
Our total liabilities increased by ¥12,630,318 million from ¥222,748,837 million at March 31, 2021 to ¥235,379,155 million at March 31, 2022, primarily due to an increase in deposits.
The following table shows our liabilities at March 31, 2022 and 2021.

	At March 31,
	2022	2021
	(In millions)
Deposits	¥162,593,492	¥155,493,654
Call money and bills sold	1,130,000	1,368,515
Repurchase agreements and cash collateral on securities lent	20,113,162	18,509,906
Trading liabilities	3,181,992	2,080,826
Derivative financial instruments	6,966,336	4,949,433
Financial liabilities designated at fair value through profit or loss	455,734	239,519
Borrowings	20,584,651	19,423,355
Debt securities in issue	11,428,437	11,228,600
Provisions	227,784	224,274
Other liabilities	8,386,774	8,777,502
Current tax liabilities	51,513	53,718
Deferred tax liabilities	259,280	399,535

Total liabilities	¥235,379,155	¥222,748,837

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
Our deposit balances at March 31, 2022 were ¥162,593,492 million, an increase of ¥7,099,838 million, or 5%, from ¥155,493,654 million at March 31, 2021, primarily due to increases in non-interest-bearing
demand deposits and interest-bearing demand deposits at domestic offices, reflecting an increase in deposits from corporate customers as well as individual customers resulting from the slow recovery of private consumption affected by the
COVID-19
pandemic.
The following table shows a breakdown of our domestic and foreign offices’ deposits at the dates indicated.

	At March 31,
	2022	2021
	(In millions)
Domestic offices:
Non-interest-bearing demand deposits	¥28,633,073	¥26,509,136
Interest-bearing demand deposits	67,287,154	63,810,233
Deposits at notice	691,249	732,564
Time deposits	17,624,597	17,833,960
Negotiable certificates of deposit	5,059,074	5,603,154
Others	9,625,768	8,578,530

Total domestic offices	128,920,915	123,067,577

Foreign offices:
Non-interest-bearing demand deposits	2,334,805	1,760,079
Interest-bearing demand deposits	4,221,047	4,825,345
Deposits at notice	11,345,294	10,730,094
Time deposits	7,513,141	7,985,027
Negotiable certificates of deposit	8,010,723	6,967,464
Others	247,567	158,068

Total foreign offices	33,672,577	32,426,077

Total deposits	¥162,593,492	¥155,493,654

Borrowings
Borrowings include unsubordinated borrowings, subordinated borrowings, liabilities associated with securitization transactions of our own assets, and lease liabilities. At March 31, 2022, our borrowings were ¥20,584,651 million, an increase of ¥1,161,296 million, or 6%, from ¥19,423,355 million at March 31, 2021. The increase was primarily due to an increase in unsubordinated borrowings.

The following table shows the balances with respect to our borrowings at March 31, 2022 and 2021.

	At March 31,
	2022	2021
	(In millions)
Unsubordinated borrowings	¥18,766,117	¥17,565,291
Subordinated borrowings	234,680	249,833
Liabilities associated with securitization transactions	1,200,147	1,227,590
Lease liabilities	383,707	380,641

Total borrowings	¥20,584,651	¥19,423,355

Debt Securities in Issue
Debt securities in issue at March 31, 2022 were ¥11,428,437 million, an increase of ¥199,837 million, or 2%, from ¥11,228,600 million at March 31, 2021, primarily due to an increase in unsubordinated bonds, which was partially offset by a decrease in subordinated bonds.

	At March 31,
	2022	2021
	(In millions)
Commercial paper	¥2,424,579	¥2,325,290
Unsubordinated bonds	8,000,837	7,625,948
Subordinated bonds	1,003,021	1,277,362

Total debt securities in issue	¥11,428,437	¥11,228,600

For additional information, see Note 20 “Debt Securities in Issue” to our consolidated financial statements included elsewhere in this annual report, which sets forth summaries of debt securities in issue with their contractual interest rates and currencies.
In the normal course of business, we enter into contractual obligations that require future cash payments. “Item 5.B. Liquidity and Capital Resources — Contractual Obligations” sets forth a summary of our contractual cash obligations at March 31, 2022.
Total Equity
Our total equity increased by ¥505,542 million from ¥12,276,150 million at March 31, 2021 to ¥12,781,692 million at March 31, 2022, primarily due to increases in retained earnings and other reserves. The increase in retained earnings mainly reflected our net profit. The increase in other reserves was primarily due to an increase in the exchange differences on translating the foreign operations reserve reflecting the depreciation of the yen, which was partially offset by a decrease in the financial instruments at fair value through other comprehensive income reserve reflecting a decline in the fair value of foreign debt instruments.
For more information, see Note 25 “Shareholders’ Equity” and Note 26 “Equity Attributable to Other Equity Instruments Holders” to our consolidated financial statements included elsewhere in this annual report.

	At March 31,
	2022	2021
	(In millions)
Capital stock	¥2,341,878	¥2,341,274
Capital surplus	645,382	722,595
Retained earnings	6,434,605	6,078,208
Treasury stock	(13,403)	(13,699)

Equity excluding other reserves	9,408,462	9,128,378
Other reserves	2,546,294	2,430,857

Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.	11,954,756	11,559,235
Non-controlling interests	93,325	68,379
Equity attributable to other equity instruments holders	733,611	648,536

Total equity	¥12,781,692	¥12,276,150

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

	At and for the fiscal year ended March 31, 2022
	Total equity	Net profit
	(In millions)
IFRS	¥12,781,692	¥515,075
Differences arising from different accounting for:
1. Scope of consolidation	137,254	(2,955)
2. Derivative financial instruments	(179,849)	(136,858)
3. Investment securities	(424,106)	189,237
4. Loans and advances	406,605	54,403
5. Investments in associates and joint ventures	177,320	61,523
6. Property, plant and equipment	15,462	(9,016)
7. Lease accounting	1,913	891
8. Defined benefit plans	69,825	66,974
9. Deferred tax assets	(36,118)	6,797
10. Foreign currency translation	—	40,659
11. Classification of equity and liability	(738,537)	(10,909)
Others	(12,503)	(826)
Tax effect of the above	(1,626)	(59,942)

Japanese GAAP	¥12,197,332	¥715,053

The explanations below summarize certain differences between IFRS and Japanese GAAP that may be significant. The paragraphs below refer to the corresponding items as set forth in the table above.

1.	Scope of consolidation
Under Japanese GAAP, we consolidate an entity when we effectively control the decisionmaking body of the entity’s operating and financing policies. Control is generally presumed to exist when we own more than half of the voting power, or own from 40% to 50% of the voting power and certain facts exist indicating control. Certain entities established for securitization are presumed not to be controlled. Under IFRS, we consolidate an entity when we control the entity. Control is generally presumed to exist when we are exposed, or have rights, to variable returns from our involvement with the entity and have the ability to affect those returns through our power over the entity. The existence and effect of potential voting rights that are deemed to be substantive are taken into account when assessing the control. When assessing control of an entity under IFRS, we apply a single consolidation model to all types of entities, irrespective of their nature. This results in a difference in the scope of consolidation between Japanese GAAP and IFRS. Most significantly, certain entities designed for special purpose such as securitization, usually in the form of trusts under the Trust Act of Japan, are not consolidated under Japanese GAAP but consolidated under IFRS. Accordingly, both the cumulative gains on transfers of financial assets to these securitization vehicles and amortization of our retained subordinate interest under Japanese GAAP were not recognized under IFRS due to consolidation of such vehicles.

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
Under Japanese GAAP, the present value of the defined benefit obligation is measured using the market yields of long-term Japanese government bonds as discount rates. Additionally, the discount rates for the previous reporting period can be used for the current reporting period, if the change in the present value of the defined benefit obligation caused by a change in the discount rates from the previous reporting period to the current reporting period is less than 10%. Under IFRS, the present value of the defined benefit obligation is measured by discounting the estimated timing and amount of benefit payments using the discount rates reflecting market yields on high quality corporate bonds at the end of each reporting period. Furthermore, when the net defined benefit asset, which is the fair value of plan assets less the present value of the defined benefit obligation, is in surplus, the recognized asset is limited to the present value of any economic benefits available, whereas there is no such a specific requirement under Japanese GAAP.
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
As shown in the following table, total deposits increased by ¥7,099,838 million, or 5%, from ¥155,493,654 million at March 31, 2021 to ¥162,593,492 million at March 31, 2022. The balance of deposits at March 31, 2022 exceeded the balance of loans and advances by ¥57,957,677 million, primarily due to the stable deposit base in Japan. Our loan-to-deposit
ratio (total loans and advances divided by total deposits) in the same period was 64%, which contributed greatly to the reduction of our liquidity risk. Our balances of large-denomination domestic yen time deposits are stable due to the historically high rollover rate of our corporate customers and individual depositors.

	At March 31,
	2022	2021
	(In millions)
Loans and advances	¥104,635,815	¥97,714,938
Deposits	162,593,492	155,493,654

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
We believe we are able to access such sources of liquidity on a stable and flexible basis by keeping credit ratings at a high level. The following table shows credit ratings assigned to the Company by Moody’s Japan K.K. (“Moody’s”), S&P Global Ratings Japan Inc. (“S&P”) and Fitch Ratings Japan Limited (“Fitch”) at May 31, 2022:

At May 31, 2022
Moody’s			S&P			Fitch
Long-term	Outlook	Short-term	Long-term	Outlook	Short-term	Long-term	Outlook	Short-term
A1	S	P-1	A-	S	—	A	N	F1
The following table shows credit ratings assigned to SMBC by Moody’s, S&P and Fitch at May 31, 2022:

At May 31, 2022
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
The guidelines published by the Financial Services Agency of Japan (“FSA”) for liquidity coverage ratio (“LCR”) and net stable funding ratio (“NSFR”) applicable to banks and bank holding companies with international operations are based on the full text of the LCR and NSFR standard issued by the Basel Committee on Banking Supervision (“BCBS”) in January 2013 and October 2014, respectively. Under these guidelines, banks and bank holding companies with international operations must maintain LCRs and NSFRs of at least 100% on both a consolidated basis and a nonconsolidated basis. The following tables show the Company and SMBC’s LCRs for the three months ended March 31, 2022 and NSFRs at March 31, 2022. Each figure is calculated based on our financial statements prepared in accordance with Japanese GAAP, as required by the FSA’s LCR and NSFR guidelines.
Liquidity coverage ratio:

For the three months ended March 31, 2022 (1)
SMFG (consolidated)	141.7%
SMBC (consolidated)	145.5%
SMBC (nonconsolidated)	146.4%

(1)
Under the FSA’s LCR guidelines, the LCR for the three months ended March 31, 2022 is set as the three-month average of daily LCRs for the same three months, which is calculated by dividing the balance of high-quality liquid assets by the total net cash outflows on a daily basis for the same three months.

Net stable funding ratio:

At March 31, 2022 (1)
SMFG (consolidated)	125.0%
SMBC (consolidated)	134.1%
SMBC (nonconsolidated)	132.2%

(1)	Under the FSA’s NSFR guidelines, the NSFR is calculated by dividing the available amount of stable funding by the required amount of stable funding.
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
Under the FSA’s guidelines for the leverage ratio, which have been applied from March 31, 2019, banks and bank holding companies with international operations must maintain a leverage ratio of at least 3% on both a consolidated basis and a nonconsolidated basis from March 2019. In March 2020, according to the deferral of the implementation of the finalized Basel III reform announced by the GHOS, the FSA announced that the implementation of the leverage ratio requirements under the finalized definition of the leverage ratio exposure measure and the leverage ratio buffer requirement for
G-SIBs
in Japan were deferred for one year, and will take effect from March 31, 2023. In addition, the FSA published the draft amendments to the regulatory notices regarding leverage ratio requirements under the Basel III finalization framework on October 29, 2021.

In June 2020, in light of the increasing impact of the
COVID-19
pandemic, the FSA published amendments to its guidelines for the leverage ratio, which mainly exclude deposits with the BOJ from the denominator for the calculation of the leverage ratio in order to maintain harmonization with the monetary policy implemented by the BOJ and the prudential regulations for banks and other financial institutions as temporary measures. These amendments, which came into force on June 30, 2020 and were scheduled to expire on March 31, 2021, were later extended to be effective until March 31, 2022 and again until March 31, 2024.
The table below presents our risk-weighted capital ratios, total capital, risk-weighted assets and leverage ratio under Japanese GAAP at March 31, 2022, based on the Basel III rules.

At March 31, 2022
(In billions, except percentages)
SMFG Consolidated:
Total risk-weighted capital ratio	16.56%
Tier 1 risk-weighted capital ratio	15.46%
Common Equity Tier 1 risk-weighted capital ratio	14.45%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥11,983.8
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	11,186.2
Common Equity Tier 1 capital	10,458.4
Risk-weighted assets	72,350.1
The amount of minimum total capital requirements (1)	5,788.0

Leverage ratio	5.17%

(1)	The amount of minimum total capital requirements is calculated by multiplying risk-weighted assets by 8%.
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
Capital instruments such as subordinated debt issued on or after March 31, 2013 must meet the new requirements to be included in regulatory capital. Capital instruments issued prior to March 31, 2013 that do not meet the requirements set forth in the FSA capital adequacy guidelines no longer qualify as Additional Tier 1 or Tier 2 capital. However, if those capital instruments meet the requirements for transitional arrangements set forth in such guidelines, they can qualify as Additional Tier 1 or Tier 2 capital during the phase-out
period beginning March 31, 2013. The remaining balance of those non-qualifying
capital instruments recognized as Additional Tier 1 or Tier 2 capital were reduced in annual 10% increments and were fully phased out on March 31, 2022.
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
Set forth below is a table of risk-weighted capital ratios, total capital, risk-weighted assets and leverage ratio of SMBC at March 31, 2022 on a consolidated and nonconsolidated basis.

At March 31, 2022
(In billions, except percentages)
SMBC Consolidated:
Total risk-weighted capital ratio	15.78%
Tier 1 risk-weighted capital ratio	14.53%
Common Equity Tier 1 risk-weighted capital ratio	12.67%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥10,437.1
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	9,612.8
Common Equity Tier 1 capital	8,382.7
Risk-weighted assets	66,120.5
The amount of minimum total capital requirements (1)	5,289.6

Leverage ratio	4.82%

SMBC Nonconsolidated:
Total risk-weighted capital ratio	14.77%
Tier 1 risk-weighted capital ratio	13.49%
Common Equity Tier 1 risk-weighted capital ratio	11.53%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥9,143.5
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	8,351.0
Common Equity Tier 1 capital	7,141.6
Risk-weighted assets	61,895.3
The amount of minimum total capital requirements (1)	4,951.6

(1)	The amount of minimum total capital requirements is calculated by multiplying risk-weighted assets by 8%.
Our securities subsidiary in Japan, SMBC Nikko Securities is also subject to capital adequacy requirements under the FIEA described in “Item 4.B. Business Overview—Regulations in Japan—Regulations Regarding Capital Adequacy and Liquidity.” At March 31, 2022, the capital adequacy ratio was 320.3% for SMBC Nikko Securities, and sufficiently above 140%, below which level it would be required to file daily reports with the Commissioner of the FSA.
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

The table below shows the nominal amounts of undrawn loan commitments, and financial guarantees and other credit-related contingent liabilities at March 31, 2022 and 2021.

	At March 31,
	2022	2021
	(In millions)
Loan commitments	¥73,246,384	¥71,677,806
Financial guarantees and other credit-related contingent liabilities	11,722,240	9,872,696

Total	¥84,968,624	¥81,550,502

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
Contractual Obligations
In the normal course of business, we enter into contractual obligations that require future cash payments. The following table sets forth a summary of our contractual cash obligations at March 31, 2022.

	At March 31, 2022
	Due in one year or less	Due from one year to three years	Due from three years to five years	Due after five years	Total (1)
			(In millions)
Time deposits	¥21,910,054	¥2,223,738	¥440,792	¥571,723	¥25,146,307
Negotiable certificate of deposits	12,784,102	191,487	94,208	—	13,069,797
Financial liabilities designated at fair value through profit or loss	152,221	111,904	77,418	168,005	509,548
Borrowings	8,995,159	7,382,113	1,974,285	1,855,060	20,206,617
Debt securities in issue	3,711,778	2,225,232	2,573,987	3,177,717	11,688,714
Lease liabilities	76,068	104,913	76,421	143,672	401,074
Purchase obligation (2)	42,280	22,260	9,667	3,597	77,804

Total	¥47,671,662	¥12,261,647	¥5,246,778	¥5,919,774	¥71,099,861

(1)	The amount of interest on debt instruments is not included in the maturity table above due to its insignificance.
(2)
Purchase obligation in the above table includes the contractual commitments to purchase goods or services of construction and information technology that are binding on us for the payment of more than ¥100 million.

5.C.    RESEARCH, DEVELOPMENT, PATENTS AND LICENSES
We did not conduct any significant research and development activities for the fiscal year ended March 31, 2022. However, there are certain research and development activities for our information system infrastructure.
5.D.    TREND INFORMATION
Our trend information is contained elsewhere in this annual report, including but not limited to “Item 4.B. Business Overview,” and “—A. Operating Results,” and “—B. Liquidity and Capital Resources” in this Item.
5.E.    CRITICAL ACCOUNTING ESTIMATES
For information about our critical accounting estimates, see Note 3 “Critical Accounting Estimates and Judgments” to our consolidated financial statements included elsewhere in this annual report.

Item 6.	Directors, Senior Management and Employees
6.A.    DIRECTORS AND SENIOR MANAGEMENT
Directors and Senior Management
We have adopted a company with three statutory committees system of corporate governance. Under the Companies Act, a company with three statutory committees is required to have a nominating committee, an audit committee and a compensation committee, each of which consisting of members of the board of directors and of which the majority of the members must be outside directors. In addition to the three statutory committees, we have voluntarily established our risk committee and sustainability committee. Also, under the Companies Act, a company with three statutory committees must have one or more corporate executive officers elected by resolution of the board of directors. Corporate executive officers decide on the execution of the operations of the company that were delegated to them by resolution of the board of directors. The board of directors decides on the execution of operations of the company, including basic management policy, and supervises the execution of duties by corporate executive officers.
Our board of directors is comprised of fifteen directors, seven of whom are outside directors as defined under the Companies Act. In addition, our board of directors has elected fourteen corporate executive officers.
For more information, see “Item 6.C. Board Practices.”

Directors
At June 29, 2022, the following directors held the indicated positions with us:

Name (Date of birth)	Current positions and principal outside positions	Business experience
Takeshi Kunibe (March 8, 1954)	Chairman of the Board of the Company Chairman of the Board of SMBC	April 1976	Joined Sumitomo Bank
		June 2003	Executive Officer of SMBC
		October 2006	Managing Executive Officer of SMBC
		April 2007	Managing Executive Officer of the Company
		June 2007	Director of the Company
		April 2009	Director and Senior Managing Executive Officer of SMBC
		April 2011	President and Chief Executive Officer of SMBC
		April 2017	President of the Company
Resigned as Director of SMBC
		June 2017	Director President of the Company
		April 2019	Chairman of the Board of the Company (to present)
		October 2021	Chairman of the Board of SMBC (to present)
Jun Ohta (February 12, 1958)	Director President of the Company (Representative Corporate Executive Officer) Group Chief Executive Officer, or CEO	April 1982	Joined Sumitomo Bank
		April 2009	Executive Officer of SMBC
		April 2012	Managing Executive Officer of SMBC
		April 2013	Managing Executive Officer of the Company
		April 2014	Senior Managing Executive Officer of the Company
Senior Managing Executive Officer of SMBC
		June 2014	Director of the Company
		April 2015	Director and Senior Managing Executive Officer of SMBC
		April 2017	Director and Deputy President of the Company
Resigned as Director of SMBC
		June 2017	Director Deputy President and Corporate Executive Officer of the Company
		March 2018	Director and Deputy President of SMBC
		April 2019	Director President of the Company (to present)
Resigned as Director of SMBC
Makoto Takashima (March 31, 1958)	Director of the Company	April 1982	Joined Sumitomo Bank
	President of SMBC	April 2009	Executive Officer of SMBC
		April 2012	Managing Executive Officer of SMBC
		April 2014	Senior Managing Executive Officer of SMBC
		December 2016	Director and Senior Managing Executive Officer of SMBC
		April 2017	President of SMBC (to present)
		June 2017	Director of the Company (to present)

Name (Date of birth)	Current positions and principal outside positions	Business experience
Toru Nakashima (September 14, 1963)
Director Senior Managing Corporate Executive Officer of the Company

Group Chief Financial Officer, or CFO, and Group Chief Strategy Officer, or CSO

Officer in charge of Public Relations Department, Corporate Planning Department, Business Development Department, Corporate Sustainability Department and Financial Accounting Department
		April 1986	Joined Sumitomo Bank
		April 2014	Executive Officer of SMBC
		April 2016	Managing Executive Officer of SMBC
		April 2017	Managing Executive Officer of the Company
		March 2019	Director and Managing Executive Officer of SMBC
		April 2019	Senior Managing Corporate Executive Officer of the Company
Director and Senior Managing Executive Officer of SMBC
		June 2019	Director Senior Managing Corporate Executive Officer of the Company (to present)
		April 2022	Resigned as Director of SMBC
Teiko Kudo (May 22, 1964)
Director Senior Managing Corporate Executive Officer of the Company

Group Chief Risk Officer, or CRO

Officer in charge of Corporate Risk Management Department, Risk Management Department, Americas Division and Credit & Investment Planning Department

Director and Senior Managing Executive Officer of SMBC
		April 1987	Joined Sumitomo Bank
		April 2014	Executive Officer of SMBC
		April 2017	Managing Executive Officer of SMBC
		April 2020	Senior Managing Executive Officer of the Company
Senior Managing Executive Officer of SMBC
		March 2021	Director and Senior Managing Executive Officer of SMBC (to present)
		April 2021	Senior Managing Corporate Executive Officer of the Company
		June 2021	Director Senior Managing Corporate Executive Officer of the Company (to present)
Atsuhiko Inoue (July 3, 1957)	Director of the Company	April 1981	Joined Sumitomo Bank
	Director of SMBC	April 2008	Executive Officer of SMBC
		April 2011	Managing Executive Officer of SMBC
		April 2014	Senior Managing Executive Officer of the Company
Director and Senior Managing Executive Officer of SMBC
		June 2014	Director of the Company
		April 2015	Resigned as Director of the Company
Senior Managing Executive Officer of SMBC
		June 2019	Director of the Company (to present)
Director of SMBC (to present)
Toshihiro Isshiki (September 15, 1962)	Director of the Company	April 1985	Joined Sumitomo Bank
		April 2013	Executive Officer of SMBC
		April 2015	Managing Executive Officer of SMBC
		April 2017	Managing Executive Officer of the Company
		April 2019	Senior Managing Executive Officer of the Company
Senior Managing Executive Officer of SMBC
		April 2021	Retired as Senior Managing Executive Officer of SMBC
		June 2021	Director of the Company (to present)

Name (Date of birth)	Current positions and principal outside positions	Business experience
Yasuyuki Kawasaki (April 30, 1959)	Director of the Company Representative Director, Chairman of the Board of SMBC Nikko Securities Inc. (“SMBC Nikko Securities”)	April 1982	Joined Sumitomo Bank
		April 2009	Executive Officer of SMBC
		April 2012	Managing Executive Officer of SMBC
		April 2013	Managing Executive Officer of the Company
		April 2014	Senior Managing Executive Officer of the Company
Senior Managing Executive Officer of SMBC
		April 2015	Director and Senior Managing Executive Officer of SMBC
		April 2017	Deputy President and Executive Officer of the Company
Director and Deputy President of SMBC
		June 2017	Deputy President and Corporate Executive Officer of the Company
		April 2018	Deputy Chairman of the Company
Deputy Chairman of SMBC
		April 2020	Retired as Deputy Chairman of the Company
Retired as Deputy Chairman of SMBC
		May 2020	Representative Director and Deputy President Executive Officer of SMBC Nikko Securities
		April 2021	Representative Director, Chairman of the Board of SMBC Nikko Securities (to present)
		June 2021	Director of the Company (to present)
Masayuki Matsumoto (1) (April 14, 1944)	Director of the Company Special Advisor of Central Japan Railway Company	April 1967	Joined the Japanese National Railways
		April 1987	Joined Central Japan Railway Company
		June 2004	President and Representative Director of Central Japan Railway Company
		April 2010	Vice Chairman and Representative Director of Central Japan Railway Company
		January 2011	Resigned as Director of Central Japan Railway Company
		January 2011	President of Japan Broadcasting Corporation
		January 2014	Retired from Japan Broadcasting Corporation
		April 2014	Special Advisor of Central Japan Railway Company (to present)
		June 2015	Director of SMBC
		June 2017	Director of the Company (to present)
Retired as Director of SMBC
Arthur M. Mitchell (1) (July 23, 1947)	Director of the Company	July 1976	Registered as an attorney at law, admitted in New York, the U.S.A. (to present)
		January 2003	General Counsel of the Asian Development Bank
		September 2007	Joined White & Case LLP
		January 2008	Registered as Foreign Attorney in Japan (to present)
Registered Foreign Attorney in Japan at White & Case LLP (to present)
		June 2015	Director of the Company (to present)

Name (Date of birth)	Current positions and principal outside positions	Business experience
Shozo Yamazaki (1) (September 12, 1948)	Director of the Company	November 1970	Joined Tohmatsu Awoki & Co. (currently Deloitte Touche Tohmatsu LLC)
		September 1974	Registered as a certified public accountant (to present)
		July 1991	Representative Partner of Tohmatsu & Co. (currently Deloitte Touche Tohmatsu LLC)
		June 2010	Retired from Deloitte Touche Tohmatsu LLC
		July 2010	Chairman and President of The Japanese Institute of Certified Public Accountants
		July 2013	Advisor of The Japanese Institute of Certified Public Accountants (to present)
		April 2014	Professor of Tohoku University Accounting School
		June 2017	Director of the Company (to present)
Masaharu Kohno (1) (December 21, 1948)	Director of the Company	April 1973	Joined Ministry of Foreign Affairs of Japan
		August 2005	Director-General of Foreign Policy Bureau in Ministry of Foreign Affairs of Japan
		January 2007	Deputy Minister for Foreign Affairs (in charge of economy) of Ministry of Foreign Affairs of Japan
		February 2009	Ambassador of Japan to Russia
		May 2009	Ambassador of Japan to Russia, Armenia, Turkmenistan and Belarus
		March 2011	Ambassador of Japan to Italy
		May 2011	Ambassador of Japan to Italy, Albania, San Marino and Malta
		September 2014	Retired from office
		June 2015	Director of the Company (to present)
Yoshinobu Tsutsui (1) (January 30, 1954)	Director of the Company	April 1977	Joined Nippon Life Insurance Company
	Chairman of Nippon Life Insurance Company	July 2004	Director of Nippon Life Insurance Company
		January 2007	Director and Executive Officer of Nippon Life Insurance Company
		March 2007	Director and Managing Executive Officer of Nippon Life Insurance Company
		March 2009	Director and Senior Managing Executive Officer of Nippon Life Insurance Company
		March 2010	Representative Director and Senior Managing Executive Officer of Nippon Life Insurance Company
		April 2011	President of Nippon Life Insurance Company
		June 2017	Director of the Company (to present)
		April 2018	Chairman of Nippon Life Insurance Company (to present)
Katsuyoshi Shinbo (1) (April 8, 1955)	Director of the Company	April 1984	Registered as an attorney at law (to present)
		November 1999	Attorney at law at Shinbo Law Office (to present)
		June 2015	Corporate Auditor of SMBC
		June 2017	Director of the Company (to present)
Resigned as Corporate Auditor of SMBC

Name (Date of birth)	Current positions and principal outside positions	Business experience
Eriko Sakurai (1) (November 16, 1960)	Director of the Company President and Representative Director of Dow Chemical Japan Limited .	June 1987	Joined Dow Corning Corporation
		May 2008	Director of Dow Corning Toray Co., Ltd.
		March 2009	Chairman and CEO of Dow Corning Toray Co., Ltd.
		May 2011	Regional President -Japan/Korea of Dow Corning Corporation
		February 2015	President and Representative Director of Dow Corning Holding Japan Co., Ltd.
		June 2015	Director of the Company (to present)
		May 2018	Executor, Dow Switzerland Holding GmbH, which is a Representative Partner of Dow Silicones Holding Japan G.K.
		June 2018	Chairman and CEO of Dow Toray Co., Ltd.
		August 2020	President and Representative Director of Dow Chemical Japan Limited (to present)

(1)	These directors satisfy the requirements for an “outside director” under the Companies Act.

Corporate Executive Officers
At June 29, 2022, the following corporate executive officers held the indicated positions with us:

Name (Date of birth)	Current positions and principal outside positions	Business experience
Jun Ohta (February 12, 1958)	See “Directors” under this Item 6.A.	See “Directors” under this Item 6.A.
Masahiko Oshima (September 13, 1960)	Deputy President and Corporate Executive Officer of the Company (Representative Corporate Executive Officer) Co-Head of Wholesale Business Unit Director and Deputy President of SMBC	April 1984	Joined Mitsui Bank
		April 2012	Executive Officer of SMBC
		April 2014	Managing Executive Officer of SMBC
		March 2017	Director and Managing Executive Officer of SMBC
		April 2017	Director and Senior Managing Executive Officer of SMBC
		April 2018	Senior Managing Corporate Executive Officer of the Company
Senior Managing Executive Officer of SMBC
		March 2019	Director and Senior Managing Executive Officer of SMBC
		April 2019	Deputy President and Corporate Executive Officer of the Company (to present)
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
Katsunori Tanizaki (April 12, 1957)
Senior Managing Corporate Executive Officer of the Company

Group Chief Digital Innovation Officer, or CDIO

Officer in charge of Digital Solution Division and Digital Strategy Department

Senior Managing Executive Officer of SMBC
		April 1982	Joined Sumitomo Bank
		April 2010	Executive Officer of SMBC
		April 2013	Managing Executive Officer of SMBC
		April 2015	Senior Managing Executive Officer of the Company
Director and Senior Managing Executive Officer of SMBC
		June 2015	Director of the Company
		April 2017	Director and Senior Managing Executive Officer of the Company
		June 2017	Director Senior Managing Corporate Executive Officer of the Company
		April 2019	Senior Managing Executive Officer of SMBC (to present)
		June 2019	Senior Managing Corporate Executive Officer of the Company (to present)
Toru Nakashima (September 14, 1963)	See “Directors” under this Item 6.A.	See “Directors” under this Item 6.A.
Tetsuro Imaeda (May 2, 1962)	Senior Managing Corporate Executive Officer of the Company Co-Head of Global Business Unit Senior Managing Executive Officer of SMBC	April 1986	Joined Sumitomo Bank
		April 2014	Executive Officer of SMBC
		September 2016	Managing Executive Officer of SMBC
		April 2017	Managing Executive Officer of the Company
		April 2020	Senior Managing Executive Officer of the Company
Senior Managing Executive Officer of SMBC
		May 2020	Senior Managing Corporate Executive Officer of the Company (to present)
Director and Senior Managing Executive Officer of SMBC
		April 2022	Senior Managing Executive Officer of SMBC (to present)
Masamichi Koike (October 25, 1963)	Senior Managing Corporate Executive Officer of the Company Head of Global Markets Business Unit Senior Managing Executive Officer of SMBC	April 1987	Joined Taiyo Kobe Bank
		April 2015	Executive Officer of SMBC
		July 2017	Executive Officer of the Company
		April 2018	Managing Executive Officer of the Company
Managing Executive Officer of SMBC
		April 2020	Senior Managing Corporate Executive Officer of the Company (to present)
Senior Managing Executive Officer of SMBC (to present)

Name (Date of birth)	Current positions and principal outside positions	Business experience
Akihiro Fukutome (January 1, 1963)	Senior Managing Corporate Executive Officer of the Company Co-Head of Global Business Unit Senior Managing Executive Officer of SMBC	April 1985	Joined Mitsui Bank
		April 2014	Executive Officer of SMBC
		April 2015	Managing Executive Officer of SMBC
		December 2017	Resigned as Managing Executive Officer of SMBC
		January 2018	Managing Officer of Toyota Motor Corporation President and Chief Executive Officer of Toyota Financial Services Corporation
		March 2021	Retired from Toyota Motor Corporation Resigned from Toyota Financial Services Corporation
		April 2021	Senior Managing Corporate Executive Officer of the Company (to present) Senior Managing Executive Officer of SMBC (to present)
Muneo Kanamaru (April 9, 1964)	Senior Managing Corporate Executive Officer of the Company Co-Head of Wholesale Business Unit Senior Managing Executive Officer of SMBC	April 1987	Joined Sumitomo Bank
		April 2015	Executive Officer of SMBC
		April 2017	Managing Executive Officer of the Company
Managing Executive Officer of SMBC
		April 2021	Senior Managing Corporate Executive Officer of the Company (to present) Senior Managing Executive Officer of SMBC (to present)
Teiko Kudo (May 22, 1964)	See “Directors” under this Item 6.A.	See “Directors” under this Item 6.A.
Takashi Yamashita (December 7, 1964)	Senior Managing Corporate Executive Officer of the Company Head of Retail Business Unit Senior Managing Executive Officer of SMBC	April 1988	Joined Mitsui Bank
		April 2016	Executive Officer of SMBC
		April 2017	Executive Officer of the Company
		April 2018	Managing Executive Officer of the Company Managing Executive Officer of SMBC
		April 2021	Senior Managing Corporate Executive Officer of the Company (to present) Senior Managing Executive Officer of SMBC (to present)
Jun Uchikawa (January 20, 1965)
Senior Managing Corporate Executive Officer of the Company

Group Chief Information Officer, or CIO

Officer in charge of IT Planning Department, System Security Planning Department, Data Management Department and Operations Planning Department

Director and Senior Managing Executive Officer of SMBC
		April 1988	Joined Sumitomo Bank
		April 2016	General Manager of Data Management Department of the Company General Manager of Data Management Department of SMBC
		April 2018	Executive Officer of the Company Executive Officer of SMBC
		April 2021	Managing Executive Officer of the Company Managing Executive Officer of SMBC
		April 2022	Senior Managing Corporate Executive Officer of the Company (to present) Director and Senior Managing Executive Officer of SMBC (to present)

Name (Date of birth)	Current positions and principal outside positions	Business experience
Yoshihiro Hyakutome (February 27, 1965)	Senior Managing Corporate Executive Officer of the Company Group Chief Compliance Officer, or CCO Officer in charge of Compliance Department	April 1988	Joined Sumitomo Bank
		April 2016	Executive Officer of SMBC
		April 2017	Executive Officer of the Company
		April 2018	Managing Executive Officer of the Company Managing Executive Officer of SMBC
	Director and Senior Managing Executive Officer of SMBC	April 2022	Senior Managing Corporate Executive Officer of the Company (to present) Director and Senior Managing Executive Officer of SMBC (to present)
Takeshi Mikami (February 16, 1966)	Senior Managing Corporate Executive Officer of the Company Group Chief Audit Executive, or CAE Officer in charge of Audit Department	April 1988	Joined Sumitomo Bank
		April 2016	Executive Officer of SMBC
		April 2017	Executive Officer of the Company
		April 2019	Managing Executive Officer of the Company Managing Executive Officer of SMBC
		April 2022	Senior Managing Corporate Executive Officer of the Company (to present)
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

6.B.    COMPENSATION
The aggregate amounts of compensation paid by us during the fiscal year ended March 31, 2022 to our directors and to our corporate executive officers were ¥656 million and ¥1,371 million, respectively.
The following table sets forth the details of individual compensation, disclosed pursuant to the provision of the Financial Instruments and Exchange Act of Japan (“FIEA”) and related ordinance, by SMFG and its subsidiaries in amounts equal to or exceeding ¥100 million during the fiscal year ended March 31, 2022:

	Compensation
	Aggregated amount	Paid by	Monetary compensation		Non-monetary compensation
			Non-performance -linked	Performance-linked		Non-performance -linked
Directors and corporate executive officers			Annual salary	Bonus	Stock compensation Plan I, PlanII	Stock compensation Plan III
	(In millions) (1)
Takeshi Kunibe	¥175	SMFG	¥81	¥24	¥33	¥—
		SMBC	21	6	8	—
Makoto Takashima	¥205	SMFG	¥16	¥—	¥—	¥—
		SMBC	103	36	49	—
Jun Ohta	¥196	SMFG	¥110	¥36	¥49	¥—
Masahiko Oshima	¥102	SMFG	¥29	¥10	¥11	¥—
		SMBC	29	10	11	—
Toshikazu Yaku	¥103	SMFG	¥29	¥10	¥11	¥—
		SMBC	29	10	11	—

(1)	Amounts less than one million yen have been truncated.
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
In July 2017, our compensation committee resolved to revise our executive compensation policy and to introduce new stock compensation plans that utilize restricted stock, while discontinuing the issuance of new stock options. The plans allot shares of restricted stock to directors (excluding outside directors), corporate executive officers, and executive officers, etc. of SMFG, directors (excluding outside directors) and executive officers, etc. of SMBC and representative corporate executive officers of certain of our subsidiaries, in order to (a) provide more appropriate incentives for executives by strengthening linkages with SMFG’s short-, medium- and long-term performance, and (b) further align the interests of executives with those of shareholders, increase the weight of stock compensation, and enhance the shareholding of our executives.
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
Under the Companies Act, a company with three statutory committees is required to have a nominating committee, an audit committee and a compensation committee, each of which consisting of members of the board of directors and of which the majority of the members must be outside directors. In addition to the three statutory committees, we have voluntarily established our risk committee and sustainability committee.
“Outside director” means a director of any corporation who satisfies all of the following requirements: (a) a person who is not an executive director, corporate executive officer (
shikkoyaku
), or an employee, including a manager (“Executive Director, etc.”), and has not been an Executive Director, etc. of such corporation or any of its subsidiaries for the ten years prior to assuming his/her office; (b) if the person has been a director, accounting advisor or corporate auditor of such corporation or any of its subsidiaries (excluding a person who has been an Executive Director, etc.) at any time within the ten years prior to assuming his/her office, a person who has not been an Executive Director, etc. of such corporation or any of its subsidiaries for the ten years prior to assuming his/her office as director, accounting advisor, or corporate auditor; (c) a person who is not a parent corporation or any entity which is prescribed by the applicable Ordinance of the Ministry of Justice as a person who controls the management of the corporation (excluding entities who are juridical persons) (“parent corporation, etc.”) of such corporation (limited to a natural person) or director or corporate executive officer (
shikkoyaku
), or other employee, including a manager, of a parent corporation, etc.; (d) a person who is not an Executive Director, etc. of a subsidiary or any entity which is prescribed by the applicable Ordinance of the Ministry of Justice as the juridical person for which management is controlled by the person other than the corporation (“subsidiary, etc.”) of a parent corporation, etc. of such corporation; and (e) a person who is not a spouse or relative within the second degree of kinship of a director or corporate executive officer (
shikkoyaku
), manager, or other important employee of such corporation, or its parent corporation, etc. (limited to a natural person).
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
By resolution, our board of directors elects or removes corporate executive officers and representative corporate executive officers. Our board of directors may elect directors with titles (
yakutsuki-torishimariyaku
) and corporate executive officers with titles (
yakutsuki-shikkoyaku
) and assign or change the designation of the duties of corporate executive officers by resolution. In addition, our board of directors elects or removes members of each statutory committee.
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
Our board of directors held 10 meetings during the fiscal year ended March 31, 2022. The average attendance rate was 99%.
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
Our nominating committee held 6 meetings during the fiscal year ended March 31, 2022. The average attendance rate was 100%.
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
Our audit committee held 15 meetings during the fiscal year ended March 31, 2022. The average attendance rate was 100%.
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
Our compensation committee held 6 meetings during the fiscal year ended March 31, 2022. The average attendance rate was 97%.
Risk committee
The risk committee, which we have voluntarily established, is responsible for matters relating to environmental and risk awareness, the operation of our risk appetite framework, and the implementation of risk management systems as well as other important matters pertaining to risk management and reporting to the board of directors on these matters.
Sustainability committee
The sustainability committee, which we have voluntarily established, deliberates with and gives advice to the board of directors on the progress of the sustainability initiatives of the SMBC Group, domestic and overseas sustainability trends, and other matters related to sustainability.
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
Our President and Group CEO executes business affairs in accordance with resolutions adopted by the board of directors. Our deputy presidents and corporate executive officers, senior managing corporate executive officers and managing corporate executive officers assist the President and Group CEO in the management of our day-to-day
operations. Our chairman of the board serves as the chairman of and presides over our board of directors. This is done in order to separate the role of our president, whose responsibility is to exercise overall supervision of our business activities and SMBC Group companies, from the role of our chairman.
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
Corporate Governance Practices
For the purpose of protecting the interests of shareholders in general, some Japanese securities exchanges, including the Tokyo Stock Exchange, requires a listed company to have, from amongst its outside directors or outside corporate auditors, at least one independent director or corporate auditor who does not have conflicting interests with shareholders as specified under the rule. All companies on these securities exchanges are required to report the name of such independent director or corporate auditor, which is disclosed to the public. In addition, the Japan’s Corporate Governance Code (“Corporate Governance Code”) formulated by the Tokyo Stock Exchange, which establishes fundamental principles for effective corporate governance at listed companies in Japan, provides that companies listed on the Prime Market should appoint at least one-third
of their directors as independent directors and companies listed on other markets should appoint at least two independent directors. The independence standard for such independent directors will be determined by the subject listed company taking into consideration the independence standards of the Japanese stock exchanges. In consideration of the Corporate Governance Code, we also established the SMFG Corporate Governance Guideline which provides that one-third
or more of the directors, and at least two of them, will be elected as independent outside directors. We designated all seven outside directors as independent directors.
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

6.D.    EMPLOYEES
At March 31, 2022, 2021 and 2020, on a consolidated basis, we had approximately 101,000, 86,800 and 86,400 employees, respectively, including locally hired staff in our foreign offices but excluding temporary employees. We also had an average of approximately 10,600 temporary employees during the fiscal year ended March 31, 2022. The increase in employees for the fiscal year ended March 31, 2022 reflected the inclusion of employees of Fullerton India Credit Company Limited, which became our subsidiary on November 30, 2021.
The following tables show our full-time employees at March 31, 2022 on a consolidated basis under Japanese GAAP broken down based on business segment and geographical location:

Percentage of full-time employees at March 31, 2022
Business segment:
Wholesale Business Unit	9%
Retail Business Unit	30
Global Business Unit	31
Global Markets Business Unit	1
Head office account and others	29

Total	100%

Percentage of full-time employees at March 31, 2022
Location:
Japan	55%
Americas	4
Europe and Middle East	2
Asia and Oceania	39

Total	100%

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

6.E.     SHARE OWNERSHIP
Shareholdings by Directors and Senior Management
The following table shows the number of shares of our common stock owned by our directors and corporate executive officers at June 29, 2022:

Number of shares owned (1)
Directors and corporate executive officers:
Takeshi Kunibe	86,477
Jun Ohta	57,108
Makoto Takashima	62,024
Toru Nakashima	34,855
Teiko Kudo	28,912
Atsuhiko Inoue	19,576
Toshihiro Isshiki	36,058
Yasuyuki Kawasaki	31,749
Masayuki Matsumoto	2,900
Arthur M. Mitchell	1,400
Shozo Yamazaki	1,400
Masaharu Kohno	—
Yoshinobu Tsutsui	—
Katsuyoshi Shinbo	2,900
Eriko Sakurai	4,300
Masahiko Oshima	34,970
Toshikazu Yaku	34,582
Katsunori Tanizaki	31,221
Tetsuro Imaeda	32,665
Masamichi Koike	29,979
Akihiro Fukutome	23,039
Muneo Kanamaru	24,456
Takashi Yamashita	25,583
Jun Uchikawa	17,263
Yoshihiro Hyakutome	19,126
Takeshi Mikami	28,170

(1)
Number of shares owned includes shares allotted under our compensation plans utilizing restricted stock. For further information, see “Stock Option Plans and Other Remuneration for Directors and Senior Management—Compensation Plans Utilizing Restricted Stock” in this section.

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
Plan I (medium-term performance share plan) has an evaluation period of three years, corresponding with our medium-term management plan. Executives are initially allotted shares of restricted stock equivalent to the monetary amount determined based on the executive’s corporate title. After the completion of the evaluation period, our compensation committee reviews the progress of our medium-term management plan, performance of our common stock, and results of customer satisfaction surveys, qualitative indicators related to environment, social, and governance (“ESG”) initiatives and other factors, to determine a final amount to be released from transfer restrictions. In case the final amount falls below the initial amount, we retrieve all or part of the allotted shares at no cost.
Under Plan II (annual performance share plan), executives are allotted shares of restricted stock equivalent to a certain portion of the monetary amount determined based on the annual performance of SMFG and SMBC, as well as on the individual performance of the executives reviewed both from short-term and medium-to-long-term
perspectives. The remainder is paid to the executives as a cash bonus. Transfer restrictions on these shares are released evenly over the three-year period following the year of allotment. Furthermore, we have incorporated qualitative and quantitative indicators related to ESG initiatives into executive compensation schemes to accelerate sustainability management from the fiscal year ending March 31, 2023.
Under Plan III (promotion reward plan), executives are allotted shares of restricted stock equivalent to pre-determined
compensation amounts per title, reflecting the increased responsibilities derived from promotions. Restrictions shall apply to the shares until the earlier of 30 years from allotment or when the executive retires from office.
The eligible executives for the plans are directors (excluding outside directors), corporate executive officers and executive officers, etc. of SMFG, directors (excluding outside directors) and executive officers, etc. of SMBC and representative corporate executive officers of certain of our subsidiaries.
The allotment agreements that we enter into with executives under the plans restrict disposal of the allotted shares in any manner, including transfers of ownership or granting of security interest and, also provide that we may retrieve all or part of the allotted shares at no cost in case our compensation committee reaches certain decisions such as the non-achievement
of financial targets. The agreements also include provisions for forfeiture and claw-back of vested stock in order to restrain excessive risk-taking and foster a prudent risk culture expected of a financial institution.

The following table provides details of the issuance and allotment of new shares under our stock compensation plans from April 1, 2019 to March 31, 2022:

Date of issue	Issue price	Class and total number of shares issued	Allottees and number of shares to be allotted
July 29, 2019	¥3,828 per share	272,536 shares of common stock of the Company
Directors of SMFG: 7 persons 9,926 shares

Corporate executive officers of SMFG: 6 persons 4,191 shares

Executive officers, etc. of SMFG: 37 persons 27,419 shares

Directors of SMFG’s subsidiaries: 14 persons 25,879 shares

Executive officers, etc. of SMFG’s subsidiaries: 91 persons 205,121 shares

July 27, 2020	¥3,015 per share	868,505 shares of common stock of the Company
Directors of SMFG: 6 persons 64,842 shares

Corporate executive officers of SMFG: 13 persons 60,638 shares

Executive officers, etc. of SMFG: 45 persons 112,719 shares

Directors of SMFG’s subsidiaries: 16 persons 150,598 shares

Executive officers, etc. of SMFG’s subsidiaries: 91 persons 479,708 shares

July 26, 2021	¥3,749 per share	322,041 shares of common stock of the Company
Directors of SMFG: 4 persons 9,930 shares

Corporate executive officers of SMFG: 13 persons 14,998 shares

Executive officers, etc. of SMFG: 42 persons 30,275 shares

Directors of SMFG’s subsidiaries: 10 persons 18,345 shares

Executive officers, etc. of SMFG’s subsidiaries: 96 persons 248,493 shares

Employee Stock Ownership Associations
We have employee stock ownership associations in Japan for our and our subsidiaries’ employees. Members of the employee stock ownership associations set aside certain amounts from their monthly salary to purchase our common stock through the relevant employee stock ownership association. The administrator of each association makes open-market purchases of our common stock for the account of the association on a monthly basis. We and our subsidiaries contribute matching funds equivalent to 5% of the amount purchased by the relevant association. At March 31, 2022, none of the employee stock ownership associations held more than 1% of our common stock.

Item 7.	Major Shareholders and Related Party Transactions
7.A.     MAJOR SHAREHOLDERS
Major Shareholders
Our major shareholders, appearing on our register of common shareholders at March 31, 2022, were as follows:

	Number of shares held (2)	Percentage of shares issued (1)(2)
Name:
The Master Trust Bank of Japan, Ltd. (Trust Account)	234,820,000	17.12%
Custody Bank of Japan, Ltd. (Trust Account)	79,085,000	5.76%
NATSCUMCO	26,336,559	1.92%
SSBTC CLIENT OMNIBUS ACCOUNT	23,555,169	1.71%
STATE STREET BANK WEST CLIENT—TREATY 505234	23,131,227	1.68%
Barclays Securities Japan Limited.	18,666,200	1.36%
JPMorgan Securities Japan Co., Ltd.	17,184,070	1.25%
JP MORGAN CHASE BANK 385781	16,868,340	1.23%
JAPAN SECURITIES FINANCE CO., LTD.	15,558,422	1.13%
Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.	13,086,956	0.95%

(1)	Percentages are calculated based on the total number of shares of common stock then issued, excluding our treasury stock, and have been truncated to the nearest second decimal point.
(2)
On November 19, 2021, BlackRock Japan Co., Ltd. submitted a filing to the Kanto Local Finance Bureau indicating that BlackRock Japan Co., Ltd. and its affiliates held 87,289,140 shares of our common stock, representing 6.35% of our outstanding common stock at November 15, 2021. On February 1, 2022, BlackRock, Inc. filed a Schedule 13G/A with the SEC, indicating that BlackRock, Inc. and its subsidiaries beneficially held 92,784,447 shares of our common stock, representing 6.75% of our outstanding common stock at December 31, 2021. On February 4, 2022, Sumitomo Mitsui Trust Holdings, Inc. filed a Schedule 13G/A with the SEC, indicating that Sumitomo Mitsui Trust Holdings, Inc. and its subsidiaries beneficially held 85,190,229 shares of our common stock, representing 6.20% of our outstanding common stock at December 31, 2021.

Our major shareholders do not have different voting rights.
Shareholders in the United States
Because some of our common stock was held by brokers or other nominees, the number of shares held by and the number of beneficiary holders with addresses in the United States is not fully ascertainable. At March 31, 2022, there were 246 record holders of our common stock with addresses in the United States, whose shareholdings represented approximately 16% of our outstanding common stock on that date.
Control of the Company
To our knowledge, we are not directly or indirectly owned or controlled by any another corporation(s), by any foreign government or by any other natural or legal person(s), severally or jointly.
Arrangements for Change in Control of the Company
We know of no arrangements the operation of which may at a later time result in a change of control.
7.B.    RELATED PARTY TRANSACTIONS
We and our banking subsidiaries had, and expect to have in the future, banking transactions and other transactions in the ordinary course of business with our related parties. For the fiscal year ended March 31, 2022, such transactions included, but were not limited to, loans, deposits and guarantees. Furthermore, such transactions were immaterial and were made at prevailing market rates, terms and conditions, and did not involve more than the normal risk of collectibility or present other unfavorable features.
During the fiscal year ended March 31, 2022, none of our directors or corporate executive officers, and none of the close members of their respective families, had any transactions that were material or any transactions that were unusual in their nature or conditions, involving goods, services or tangible or intangible assets, to which we were a party, and no such transactions were proposed at March 31, 2022. During the fiscal year ended March 31, 2022, we made no loans to our directors or corporate executive officers other than those that were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectibility or present other unfavorable features.
7.C.    INTERESTS OF EXPERTS AND COUNSEL
Not applicable.

Item 8.	Financial Information
8.A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
Financial Statements
All relevant financial statements are attached hereto. See “Item 18. Financial Statements.” See “Item 5.A. Operating Results—Reconciliation with Japanese GAAP” for a reconciliation of consolidated net profit and total equity for the fiscal year ended March 31, 2022 under IFRS, with those amounts under Japanese GAAP.
Export Sales
Not applicable.
Legal Proceedings
We are party to routine litigation incidental to our business, none of which is currently expected to have a material adverse effect on our financial condition or results of operations. However, there can be no assurance that an adverse decision in one or more of these lawsuits will not have a material adverse effect.
In addition, our wholly-owned broker-dealer subsidiary, SMBC Nikko, is involved in ongoing legal proceedings in Japan. See “Item 3.D. Risk Factors—Risks Related to Our Business—Our business could be adversely affected by litigation and regulatory proceedings globally.”
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
The following table shows historical aggregate dividend payments per share of our common stock for each of the fiscal years from the fiscal year ended March 31, 2020 through the fiscal year ended March 31, 2022:

	Dividend per share
	Paid (1)	Declared (2)
Fiscal year ended March 31,
2020	¥190	¥185
2021	190	195
2022	210	200

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
9.B.    PLAN OF DISTRIBUTION
Not applicable.
9.C.    MARKETS
The primary trading market for our common stock is the Tokyo Stock Exchange (Prime Market), and our common stock is also listed on the Nagoya Stock Exchange (Premier Market). Our common stock is quoted under the Securities Code “8316.” Our common stock is not listed on any stock exchange outside of Japan.
Our ADSs have been listed on the NYSE since November 1, 2010 and are quoted under the ticker symbol “SMFG.”
9.D.    SELLING SHAREHOLDERS
Not applicable.
9.E.    DILUTION
Not applicable.

9.F.    EXPENSES OF THE ISSUE
Not applicable.

Item 10.	Additional Information
10.A.    SHARE CAPITAL
Not applicable.
10.B.    MEMORANDUM AND ARTICLES OF INCORPORATION
Set out below is information concerning our share capital, including a summary of provisions of our articles of incorporation and share handling regulations and of the Companies Act relating to joint stock corporations (
kabushiki-kaisha
) and related legislation, each as currently in effect.
Register and Entry, Objects and Purposes of the Company
The Company is a joint stock corporation (
kabushiki-kaisha
) incorporated in Japan under the Companies Act (
kaishaho
) of Japan. It is registered in the commercial register (
shogyo-tokibo
) maintained by the Chiyoda Branch Office of the Tokyo Bureau of Legal Affairs.
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

•
establishing a parent and a wholly owned subsidiary relationship by way of a share transfer (
kabushiki-iten
) or share exchange (
kabushiki-kokan
), or establishing of a parent and subsidiary relationship by way of a partial share exchange (
kabushiki-kofu
), requiring shareholders’ approval;

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
Stock Acquisition Rights
We may issue stock acquisition rights (
shinkabu-yoyakuken
). Holders of stock acquisition rights are entitled to acquire shares from us upon payment of the applicable exercise price and subject to other terms and conditions thereof. We may also issue bonds with stock acquisition rights (
shinkabu-yoyakuken-tsuki-shasai
). The issuance of stock acquisition rights and bonds with stock acquisition rights may be authorized by the board of directors unless it is made under specially favorable conditions, as described in “—Voting Rights.”
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
For reference purposes only, the Minister of Finance publishes, and may update from time to time, a list that classifies Japanese listed companies into the above categories, and according to the list published by the Minister of Finance at November 2, 2021, businesses which are currently engaged by the Company is classified as category (iii) i.e., the Core Sector Designated Businesses above.
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
In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by a Japanese corporation to Nonresident Shareholders is generally 20.42%. However, with respect to dividends paid on listed shares issued by a Japanese corporation (including shares of our common stock or ADSs) to Nonresident Shareholders, except for any Nonresident Shareholder who has an individual holding of 3% or more of the total number of shares issued by the relevant Japanese corporation, the aforementioned 20.42% withholding tax rate is reduced to 15.315% for dividends due and payable on or before December 31, 2037. Due to the imposition of a special additional withholding tax (2.1% of the original withholding tax amount) to secure funds for reconstruction from the Great East Japan Earthquake, the original withholding tax rate of 15% and 20%, as applicable, has been effectively increased, respectively, to 15.315% and 20.42%, during the period beginning on January 1, 2013 and ending on December 31, 2037.
At the date of this annual report, Japan has income tax treaties in force, whereby the above-mentioned withholding tax rate is reduced, generally, to 15% for portfolio investors, with, among others, Canada, Denmark,

Finland, Germany, Iceland, Ireland, Italy, Luxembourg, New Zealand, Norway and Singapore, while the income tax treaties with, among others, Australia, Austria, Belgium, France, Hong Kong, the Netherlands, Portugal, Sweden, Switzerland, the United Kingdom and the United States generally reduce the withholding tax rate to 10% for portfolio investors and the income tax treaties with, among others, Spain generally reduce the withholding tax rate to 5% for portfolio investors. In addition, under the income tax treaty between Japan and the United States, dividends paid to pension funds which are qualified U.S. residents eligible to enjoy treaty benefits are exempt from Japanese income taxation by way of withholding or otherwise unless the dividends are derived from the carrying on of a business, directly or indirectly, by those pension funds. Under the income tax treaties with Austria, Belgium, Denmark, Iceland, the Netherlands, Spain, Switzerland and the United Kingdom, similar treatment will be applied to dividends. Under Japanese tax law, any reduced maximum rate applicable under a tax treaty will be available when the maximum rate is below the rate otherwise applicable under Japanese tax law referred to in the preceding paragraph with respect to the dividends to be paid by us on shares of common stock or ADSs. A Nonresident Shareholder of shares of our common stock who is entitled, under any tax treaty, to a reduced rate of Japanese withholding tax, or exemption therefrom, as the case may be, is required to submit an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends (together with any other required forms and documents) in advance, through the withholding agent, to the relevant tax authority before payment of dividends. A standing proxy for a Nonresident Shareholder may provide the application services. See “Item 10.B. Memorandum and Articles of Incorporation—Rights, Preferences and Restrictions of the Shares—Common Stock—General.” In addition, a simplified special filing procedure is available for Nonresident Shareholders to claim treaty benefits of exemption from or reduction of Japanese withholding tax by submitting a Special Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends of Listed Stocks (together with any other required forms and documents). With respect to ADSs, this reduced rate or exemption will be applicable to Nonresident Shareholders of ADSs if the depositary or its agent submits two Application Forms (one before payment of dividends and the other within eight months after the record date concerning such payment of dividends), together with certain other documents. To claim this reduced rate or exemption, Nonresident Shareholders of ADSs will be required to file a proof of taxpayer status, residence and beneficial ownership, as applicable, and to provide other information or documents as may be required by the depositary. A Nonresident Shareholder who is entitled, under any applicable tax treaty, to a reduced rate of Japanese withholding tax below the rate otherwise applicable under Japanese tax law mentioned above, or exemption therefrom, as the case may be, but fails to submit the required application in advance may nevertheless be entitled to claim a refund from the relevant Japanese tax authority of withholding taxes withheld in excess of the rate under an applicable tax treaty (if the Nonresident Shareholder is entitled to a reduced treaty rate under the applicable tax treaty) or the full amount of tax withheld (if the Nonresident Shareholder is entitled to an exemption under the applicable tax treaty), as the case may be, by complying with certain subsequent filing procedures. We do not assume any responsibility to ensure withholding at the reduced treaty rate, or exemption therefrom, for shareholders who would be so eligible under an applicable tax treaty but where the required procedures as stated above are not followed.
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

United States Federal Income Taxation
The following is a discussion of material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a particular person’s decision to hold the shares or ADSs. This discussion does not address U.S. state, local or
non-U.S.
tax consequences. As used herein, a U.S. Holder is a person that, for U.S. federal income tax purposes, is a beneficial owner of shares or ADSs, is eligible for the benefits of the double taxation treaty between Japan and the United States (“Treaty”) and is: (1) a citizen or individual resident of the United States; (2) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or (3) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.
Treasury regulations that apply to taxable years beginning on or after December 28, 2021 may in some circumstances prohibit a U.S. person from claiming a foreign tax credit with respect to certain
non-U.S.
taxes that are not creditable under applicable income tax treaties. Accordingly, U.S. investors that are not eligible for Treaty benefits should consult their tax advisers regarding the creditability or deductibility of any
non-U.S.
taxes imposed on them. This discussion does not apply to investors in this special situation.
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
This discussion is based on the Internal Revenue Code of 1986, as amended, administrative pronouncements, judicial decisions and final, temporary and proposed United States Treasury regulations, as well as the Treaty all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. It is also based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement or undertaking will be performed in accordance with its terms.

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
Subject to applicable restrictions and limitations that vary depending upon the U.S. Holder’s circumstances, Japanese taxes withheld from dividends on shares or ADSs (at a rate not exceeding the applicable rate provided by the Treaty) will be creditable against the U.S. Holder’s U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to different categories of income, such as passive income and general income. The rules governing foreign tax credits are complex. Instead of claiming a credit, a U.S. Holder may elect to deduct such Japanese taxes in computing its taxable income, subject to generally applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all foreign taxes paid or accrued in the taxable year. U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits and deductions in their particular circumstances.
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
PFIC Rules
Based upon certain proposed Treasury regulations that are not yet in effect, but are generally proposed to become effective for taxable years beginning after December 31, 1994, we believe that we were not a PFIC for

U.S. federal income tax purposes for our taxable year ended March 31, 2022. However, since proposed Treasury regulations may not be finalized in their current form, and since PFIC status depends upon the composition of our income and assets and the market value of our assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any taxable year during which a U.S. Holder held shares, certain adverse U.S. federal income tax consequences could apply to the U.S. Holder.
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
20-F
and furnish periodic reports on Form
6-K
with the SEC.
These materials, including this annual report and the exhibits thereto, may be inspected at a website maintained by the SEC at
https://www.sec.gov
. Some of the information may also be found on our website at
https://www.smfg.co.jp/english/
.
10.I.    SUBSIDIARY INFORMATION
Not applicable.

Item 11.	Quantitative and Qualitative Disclosures about Credit, Market and Other Risk
Quantitative and Qualitative Information about Risk Management
Risk Culture
In order for us to realize and maintain a sustainable growth in corporate value, each one of our directors, officers and other employees should think and judge on their own if their actions meet the expectations and requirements of customers, markets, and other stakeholders, not just if they are compliant with laws and regulations. We have established “Principles of Action on Compliance and Risk” in order for all our directors, officers and other employees to hold onto as a “keystone” of their daily business. The principles include “Business based on the Risk Appetite Framework” and “We will conduct business operations with risk ownership of the risks, such as credit risk, market risk, liquidity risk, operational risk, and conduct risk, that arise in our own business.” Concrete measures include internal surveys for monitoring the compliance awareness and risk sensitivity of our directors, officers and other employees as well as internal training for fostering a sound risk culture.
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
Risk appetites are decided during the process of formulating business strategies and management policies. These risk appetites are set based on Top Risks that threaten to significantly impact management and on risk analyses (stress testing) that illustrate the impact if a risk should materialize. In addition, risk register and Key Risk Events (“KRE”) are utilized as part of a system for assessing the risks present in new and existing business activities and for verifying the adequacy of Top Risks, risk appetites, and business strategies.
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
Risk Management Categories
We classify risk into the following categories:
Credit Risk
. Credit risk is the possibility of a loss arising from a credit event, such as deterioration in the financial condition of a borrower, that causes an asset (including off-balance
sheet transactions) to lose value or become worthless.
Market Risk
. Market risk is the possibility that fluctuations in interest rates, foreign exchange rates, stock prices or other market prices will change the market value of financial products, leading to a loss.
Liquidity Risk
. Liquidity risk is the risk that there may be difficulties in raising funds needed for settlements, as a result of the mismatching of uses of funds and sources of funds or unexpected outflows of funds, which may make it necessary to raise funds at higher rates than normal.

Operational Risk
. Operational risk is the possibility of losses arising from inadequate or failed internal processes, people, and systems or from external events.
Conduct Risk.
Conduct risk is the risk that our conduct negatively affects customers, market integrity, effective competition, public interest, and the SMBC Group’s stakeholders through acts that violate laws and regulations or social norms.
Reputational risk.
Reputational risk is the risk of not meeting the expectations for high ethics, integrity, etc. by the stakeholders (that is, customers, shareholders, market, society, environment, employees, etc.) due to the business of the SMBC Group and the behavior of employees and other related parties, as well as of leading to impairment of the corporate value and decline in trust,
Model Risk.
Model risk is the risk of potential adverse consequences resulting from misinformed decision making based on inaccurate model outputs or using the model inappropriately.
On April 1, 2022, reputational risk and model risk were added to our risk management categories.
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
During a fiscal year, we undertake stress testing on a flexible basis to assess the potential impact on our business and to take the appropriate response in case a serious risk event occurs. For example, stress tests were conducted with regard to the monetary tightening by major country in the world during the fiscal year ended March 31, 2022.
In addition, we conduct detailed stress testing for individual risks such as credit risk, market risk, and liquidity risk, so as to decide and review risk-taking strategies.
We are also in line with the recommendations of the Task Force on Climate-related Financial Disclosures. As part of our efforts in this regard, we have included climate-related risk, such as natural disasters resulting from extreme weather (physical risks) and carbon-related stranded assets due to the transition to a decarbonized society (transition risks), in our Top Risks, and scenario analyses on physical and transition risks have been conducted to estimate the potential impacts on our financial position. During the fiscal year ended March 31, 2022, regarding physical risks, we expanded the target geography of analysis for business corporations from domestic to global. Also, regarding transition risks, we readjusted our analysis based on the 1.5°C scenario (i.e., scenario expecting less than 1.5°C temperature increase in 2100 relative to pre-industrial
levels). assuming the realization of carbon neutrality by 2050.
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
Risk Management Systems
Based on the recognition of the importance of risk management, top management is actively involved in the risk management process, and systems are in place for verifying the effectiveness and appropriateness of this process. Specifically, the SMBC Group-wide basic policies for risk management are determined by the Management Committee before being authorized by the board of directors, and regular reports are issued to the board of directors by the Group Chief Risk Officer (“CRO”) with regard to the status of risk management based on these policies.
Three lines of defense have been defined, and we have clarified related roles and responsibilities of relevant divisions. With these provisions in place, risk management systems have been established based on the characteristics of particular businesses, and measures are being put in place to strengthen and improve the effectiveness of these systems in accordance with these basic policies for risk management.
Furthermore, we are strengthening SMBC Group-wide risk management systems through the Group CRO Committee and the Global CRO Committee.
Three Lines of Defense
The Basel Committee on Banking Supervision’s “Corporate governance principles for banks” recommends “three lines of defense” as a framework for risk management and governance. Based on this framework, we have clarified the roles and responsibilities of each unit and we are taking steps to achieve more effective and stronger risk management and compliance systems.
Our three lines of defense are as follows:
First Line
. The business units shall be risk owners concerning their operations and shall be responsible for the following in accordance with the basic principles provided by Second Line.

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
Third Line
. Independent from First Line and Second Line, the Audit Dept. shall assess and verify the effectiveness and appropriateness of risk management and compliance systems managed and operated by First Line and Second Line, and report these results to the audit committee and the Management Committee. The Department shall provide recommendations regarding identified issues or problems.
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
The credit departments of SMBC, in cooperation with branches, conduct credit risk management for loans and manage portfolios. The credit limits they use are based on the baseline amounts that the Credit & Investment Planning Department establishes for each grading category, with particular attention paid to evaluating and managing customers or loans perceived to have particularly high credit risk. The Corporate Research Department engages in research on industries and analyzes the business and financial conditions of borrower enterprises to detect early signs of problems or growth potential. The Credit Administration Department is responsible for handling NPLs of borrowers classified as potentially bankrupt or lower, and formulates plans for workouts, including write-offs, and corporate rehabilitation. The department closely liaises with SMBC Servicer Co., Ltd., an SMBC Group company, which engages in related services to efficiently reduce the amount of NPLs, including through the sales of loans.
The Internal Audit Unit of SMBC, operating independently of the business units, audits asset quality, accuracy of grading and state of credit risk management, and reports the results directly to the board of directors, the Management Committee and audit and supervisory committee.
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
Controlling Concentration Risk
As our equity capital may be materially impaired in the event that the credit concentration risk becomes apparent, the Credit & Investment Planning Department of the Company therefore takes measures to manage concentration risks, such as introducing large exposure limits and conducting intensive loan reviews for obligors with large exposures, with an increased focus on industrial sectors with an excessive concentration of credit risk. Further, to manage country risk, SMBC’s Strategic Planning Department of the Global Banking Unit has credit limit guidelines based on each country’s creditworthiness.
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
On the basis of the SMBC Group-wide basic policies for risk management, we have a quantitative management process to control market and liquidity risks on an SMBC Group-wide basis. We at least annually review and identify which companies primarily carry the market and liquidity risks within us. We set permissible level limits of risk for each identified company in consideration of those companies’ business plans. We ensure that each identified company establishes a risk management system that is appropriate to the risks it faces, and has built-in
transparent risk management processes which clearly separate front, middle and back office operations, and establishes a control system of mutual checks and balances.
Framework for Market and Liquidity Risk Management
The board of directors authorizes important matters related to the management of market and liquidity risks, such as the basic policies and risk appetite, which are decided by the Management Committee. The Corporate Risk Management Department, which is independent from the business units that directly handle market transactions, manages market and liquidity risks in an integrated manner. The Corporate Risk Management Department not only monitors the current risk situations but also reports regularly to the Management Committee and the board of directors.
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
VaR Summary for the Fiscal Years Ended March 31, 2022 and 2021
The following tables show our VaR by risk category and these figures are prepared based on the internal reporting provided to management.
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
VaR for Trading Activity

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total (1)
	(In billions)
For the fiscal year ended March 31, 2022:
SMBC Consolidated
Maximum	¥49.4	¥41.9	¥3.0	¥8.6	¥13.0
Minimum	5.1	7.9	0.2	3.4	6.1
Daily average	15.3	15.9	1.0	5.9	9.0
At March 31, 2022	49.1	41.9	0.2	6.9	10.2

SMFG Consolidated
Maximum	¥59.9	¥42.7	¥9.4	¥8.6	¥31.1
Minimum	13.8	8.6	5.1	3.4	20.6
Daily average	25.0	17.2	6.8	5.9	25.5
At March 31, 2022	59.0	42.7	5.5	6.9	25.9

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total (1)
	(In billions)
For the fiscal year ended March 31, 2021:
SMBC Consolidated
Maximum	¥6.1	¥8.8	¥1.7	¥3.9	¥8.1
Minimum	3.7	6.1	0.0	2.5	5.5
Daily average	5.1	7.3	0.5	3.2	6.5
At March 31, 2021	5.5	8.1	0.1	3.5	6.2

SMFG Consolidated
Maximum	¥15.1	¥9.9	¥8.8	¥3.9	¥24.4
Minimum	11.7	6.6	1.9	2.5	15.6
Daily average	13.2	8.4	4.7	3.2	19.5
At March 31, 2021	14.6	8.8	5.1	3.5	20.7

(1)
Total for “Maximum,” “Minimum,” and “Daily average” represent the maximum, minimum and daily average of the total of the trading book. For certain subsidiaries, we employ the standardized method and/or the historical simulation method for the VaR calculation method.

VaR for
Non-trading
Activity

•	Banking

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total (1)
	(In billions)
For the fiscal year ended March 31, 2022:
SMBC Consolidated
Maximum	¥60.1	¥0.5	¥25.5	¥0.0	¥63.5
Minimum	43.6	0.0	15.2	0.0	51.5
Daily average	51.7	0.3	21.0	0.0	58.4
At March 31, 2022	58.7	0.0	17.1	0.0	61.9

SMFG Consolidated
Maximum	¥60.8	¥0.5	¥25.5	¥0.0	¥64.3
Minimum	44.1	0.0	15.2	0.0	52.0
Daily average	52.4	0.3	21.0	0.0	59.1
At March 31, 2022	59.4	0.0	17.1	0.0	62.6

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total (1)
	(In billions)
For the fiscal year ended March 31, 2021:
SMBC Consolidated
Maximum	¥55.5	¥0.6	¥27.1	¥0.0	¥58.5
Minimum	43.1	0.0	7.5	0.0	45.5
Daily average	49.3	0.3	15.0	0.0	51.7
At March 31, 2021	50.3	0.0	17.4	0.0	54.5

SMFG Consolidated
Maximum	¥56.1	¥0.6	¥27.1	¥0.0	¥59.0
Minimum	43.9	0.0	7.5	0.0	46.2
Daily average	49.9	0.3	15.0	0.0	52.3
At March 31, 2021	50.8	0.0	17.4	0.0	55.0

(1)	Total for “Maximum,” “Minimum,” and “Daily average” represent the maximum, minimum and daily average of the total of the banking book.

•	Strategic Shareholding Investment

Equities risk
(In billions)
For the fiscal year ended March 31, 2022:
SMBC Consolidated
Maximum	¥1,199.8
Minimum	923.4
Daily average	1,079.3
At March 31, 2022	1,043.5

SMFG Consolidated
Maximum	¥1,384.9
Minimum	1,086.9
Daily average	1,261.3
At March 31, 2022	1,226.4

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
Based on the standards for interest rate risk in the banking book issued by the BCBS in April 2016, the FSA revised the related regulatory guidelines pertaining to monitoring of interest rate risks in the banking book in December 2017. The revised disclosure requirements with respect to the changes in economic value of equity (“ΔEVE”) and changes in net interest income (“ΔNII”) in the banking book as a result of interest rate shocks have been applied from March 31, 2018. The tables below present ΔEVE and ΔNII of SMBC and SMFG on a consolidated basis at March 31, 2022 and 2021, respectively.
ΔEVE is defined as a decline in economic value as a result of an interest rate shock. It is calculated by multiplying the interest rate sensitivity (excluding credit spread) and interest rate change. The FSA implements a “materiality test” to identify banks taking excessive interest rate risks. Under the materiality test, the FSA monitors the ratio of ΔEVE to Tier 1 capital based on a set of prescribed interest rate shock scenarios. The threshold applied by the FSA is 15% and the ratios for SMBC on a consolidated basis at March 31, 2022 and 2021 were 4.6% and 9.6%, respectively and those for SMFG on a consolidated basis at March 31, 2022 and 2021 were 4.0% and 8.1%, respectively.
ΔNII is defined as a decline in interest income over a rolling
12-month
period as a result of an interest rate shock. It is calculated assuming a constant balance sheet over a forward-looking rolling
12-month
period.

	At March 31, 2022		At March 31, 2021
	Δ EVE	Δ NII	Δ EVE	Δ NII

	(In billions)
SMBC Consolidated
Parallel shock up	¥446.1	¥(339.4)	¥909.0	¥(305.4)
Parallel shock down	3.3	546.6	0.0	495.3
Steepener shock	256.6	—	279.1	—
Flattener shock	133.2	—	137.0	—
Short rate shock up	201.2	—	339.6	—
Short rate shock down	50.9	—	5.3	—
Maximum	446.1	546.6	909.0	495.3

	At March 31, 2022	At March 31, 2021

	(In billions)
Tier 1 Capital	¥9,612.8	¥9,518.0

	At March 31, 2022		At March 31, 2021
	Δ EVE	Δ NII	Δ EVE	Δ NII

	(In billions)
SMFG Consolidated
Parallel shock up	¥446.1	¥(339.4)	¥909.0	¥(305.4)
Parallel shock down	3.3	546.6	0.0	495.3
Steepener shock	256.6	—	279.1	—
Flattener shock	133.2	—	137.0	—
Short rate shock up	201.2	—	339.6	—
Short rate shock down	50.9	—	5.3	—
Maximum	446.1	546.6	909.0	495.3

	At March 31, 2022	At March 31, 2021

	(In billions)
Tier 1 Capital	¥11,186.2	¥11,199.3

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
Operational Risk
Operational risk is the possibility of losses arising from inadequate or failed internal processes, people and systems or from external events. Specifically, it covers processing risk, system risk, legal risk, human resources risk, tangible asset risk and third party risk. We have prepared operational risk management regulations to define the basic rules to be observed across SMBC Group. Under these regulations, we are working to raise the level of sophistication of our management of operational risk across the SMBC Group by providing an effective framework for the identification, assessment, control and monitoring of significant risk factors and by establishing a system for executing contingency and business continuity plans.
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
Reputational Risk
Reputational risk is the risk of not meeting the expectations for high ethics, integrity, etc. by the stakeholders (that is, customers, shareholders, market, society, environment, employees, etc.) due to the business of the SMBC Group and the behavior of employees and other related parties, as well as of leading to impairment of the corporate value and decline in trust. We have prepared reputational risk management regulations to define the basic rules to be observed across SMBC Group. Under these regulations, we are working to clarify our operating system of reputational risk, systems, methods and rules of reputational risk management and realize a highly efficient reputational risk management.
Model Risk
Model risk is the risk of potential adverse consequences resulting from misinformed decision making based on inaccurate model outputs or using the model inappropriately. We ensure that each SMBC Group company establishes a risk management system on a risk-based approach and evaluates the model risks and carries out quantitative management. Efforts are being made to improve group-wide model risk management.

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
Citibank, N.A., as depositary, has agreed to reimburse the Company for certain expenses the Company incurs in connection with its ADR program, subject to certain ceilings. During the fiscal year ended March 31, 2022, we received $99,065.75 as reimbursement for such expenses.

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
under the Securities Exchange Act of 1934) at March 31, 2022. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable, not absolute, assurance of achieving their control objectives. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based upon the evaluation referred to above, Mr. Ohta and Mr. Nakashima concluded that the design and operation of our disclosure controls and procedures at March 31, 2022 were effective to provide reasonable assurance that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.
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
Our management evaluated the effectiveness of our internal control over financial reporting at March 31, 2022 based on the criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the evaluation, management has concluded that we maintained effective internal control over financial reporting at March 31, 2022.

The effectiveness of our internal control over financial reporting at March 31, 2022 has been audited by KPMG AZSA, our independent registered public accounting firm, as stated in the “Report of Independent Registered Public Accounting Firm” included in this annual report.
Changes in Internal Control Over Financial Reporting
There have been no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert
Our board of directors has determined that Shozo Yamazaki is an “audit committee financial expert” as defined in Item 16A of Form
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
There were no material changes to our internal compliance rules during the fiscal year ended March 31, 2022. No waivers of the business ethics and compliance manual have been granted to any of our directors, officers or other employees, during the fiscal year ended March 31, 2022.

Item 16C.	Principal Accountant Fees and Services
Fees for Services Provided by KPMG AZSA and its Affiliates
The aggregate fees billed by KPMG AZSA, our independent registered public accounting firm, and its affiliates, for the fiscal years ended March 31, 2022 and 2021 are presented in the following table:

	For the fiscal year ended March 31,
	2022	2021
	(In millions)
Audit fees (1)	¥6,221	¥5,736
Audit-related fees (2)	266	281
Tax fees (3)	56	40
All other fees (4)	18	27

Total	¥6,561	¥6,084

(1)
Audit fees primarily include fees for the audit of our and our subsidiaries’ annual financial statements and fees for the services that are normally provided in connection with our statutory and regulatory filings.

(2)	Audit-related fees primarily include fees for attestation and related services that are not reported under audit fees.
(3)	Tax fees primarily include fees for tax compliance, assistance with preparation of tax return filings and tax advisory services.
(4)	All other fees include fees for a gap analysis on system security controls in overseas.
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
of Regulation
S-X,
which provides for an exception to the general requirement for pre-approval
in certain circumstances, were none for the fiscal years ended March 31, 2022 and 2021.

Item 16D.	Exemptions from the Listing Standards for the Audit Committee
Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers
The following table sets forth purchases of our common stock by us and our affiliated purchasers during the fiscal year ended March 31, 2022:

	Total number of shares purchased (1)(2)	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs (3)	Maximum number of shares that may yet be purchased under the plans or programs (3)
April 1 to April 30, 2021	1,502	¥3,903	—	—
May 1 to May 31, 2021	1,410	3,919	—	—
June 1 to June 30, 2021	853	3,979	—	—
July 1 to July 31, 2021	2,165	3,766	—	—
August 1 to August 31, 2021	1,915	3,775	—	—
September 1 to September 30, 2021	1,898	3,936	—	—
October 1 to October 31, 2021	1,401	3,864	—	—
November 1 to November 30, 2021	934	3,853	—	33,000,000
December 1 to December 31, 2021	1,735	3,894	—	33,000,000
January 1 to January 31, 2022	1,891	4,084	—	33,000,000
February 1 to February 28, 2022	1,712	4,263	—	33,000,000
March 1 to March 31, 2022	1,549	4,019	—	33,000,000

Total	18,965	¥3,936	—	33,000,000

(1)
A total of 18,965 shares were purchased other than through a publicly announced plan or program during the fiscal year ended March 31, 2022, due to our purchases of shares constituting less than one unit from registered holders of such shares at the current market prices of those shares.

(2)	Shares which were retrieved from executives at no cost, based on agreements on the allotment of restricted shares, are excluded from total number of shares purchased in this table.
(3)
On November 12, 2021, we announced that our board of directors resolved to repurchase shares of our common stock and cancel all the repurchased shares. The resolution authorized the repurchase of up to the lesser of (i) an aggregate of 33,000,000 shares of our common stock and (ii) an aggregate of ¥100 billion between November 15, 2021 and November 11, 2022.

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

•
A NYSE-listed U.S. company must adopt corporate governance guidelines and must post the guidelines on its website. While we are not required to adopt such guidelines under Japanese law, the rules of the stock exchanges in Japan on which we are listed, including the Tokyo Stock Exchange, require listed companies, including us, to comply with the principles of the Corporate Governance Code established by those stock exchanges and, in cases of noncompliance with some or all of the principles, to disclose the reasons for such noncompliance. We established the SMFG Corporate

Governance Guideline, in consideration of the Corporate Governance Code, to present our basic views and guidelines on corporate governance and improve our corporate governance system. The SMFG Corporate Governance Guideline is available on our website (the contents of which are not incorporated by reference in this annual report) .

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

Item 16H.	Mine Safety Disclosure
Not applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.

PART III

Item 17.	Financial Statements
We have responded to Item 18 in lieu of this item.

Item 18.	Financial Statements
The information required by this item is set forth in our consolidated financial statements starting on page
F-1
of this annual report.

Item 19.	Exhibits
We have filed the following documents as exhibits to this document:

Exhibit 1.1	Articles of Incorporation of Sumitomo Mitsui Financial Group, Inc., as amended on June 29, 2022

Exhibit 1.2	Regulations of the Board of Directors of Sumitomo Mitsui Financial Group, Inc., as amended on July 28, 2021, incorporated by reference from our registration statement on Form F-3 (Commission file number 333-261754) filed on December 20, 2021.

Exhibit 1.3	Share Handling Regulations of Sumitomo Mitsui Financial Group, Inc., as amended on June 29, 2017, incorporated by reference from our annual report on Form 20-F (Commission file number 001-34919) filed on June 29, 2017

Exhibit 2.1	Form of Deposit Agreement among the registrant, Citibank, N.A., as Depositary, and all owners and holders from time to time of American Depositary Shares issued thereunder, incorporated by reference from our registration statement on Form 20-F (Commission file number 001-34919) filed on October 20, 2010

Exhibit 2.2	Description of our common stock, incorporated by reference from “Item 10.B. Memorandum and Articles of Incorporation” of this annual report

Exhibit 2.3	Description of our American Depositary Shares, incorporated by reference from “Item 12.D American Depositary Shares” of our registration statement on Form 20-F (Commission file number 001-34919) filed on October 20, 2010

Exhibit 8	List of subsidiaries of Sumitomo Mitsui Financial Group, Inc., at March 31, 2022

Exhibit 11	Code of Ethics of Sumitomo Mitsui Financial Group, Inc., as amended on April 1, 2020, incorporated by reference from our annual report on Form 20-F (Commission file number 001-34919) filed on June 26, 2020

Exhibit 12.1	CEO Certification Required by Rule 13a-14(a) (17 CFR 240.13a-14(a))

Exhibit 12.2	CFO Certification Required by Rule 13a-14(a) (17 CFR 240.13a-14(a))

Exhibit 13.1	Certification Required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

Exhibit 13.2	Certification Required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

Exhibit 15.1	Consent of Independent Registered Public Accounting Firm

Exhibit 101. INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

Exhibit 101. SCH	Inline XBRL Taxonomy Extension Schema

Exhibit 101. CAL	Inline XBRL Taxonomy Extension Calculation Linkbase

Exhibit 101. DEF	Inline XBRL Taxonomy Extension Definition Linkbase

Exhibit 101. LAB	Inline XBRL Taxonomy Extension Label Linkbase

Exhibit 101. PRE	Inline XBRL Taxonomy Extension Presentation Linkbase

Exhibit 104	The cover page for the Company’s Annual Report on Form 20-F for the year ended March 31, 2022, has been formatted in Inline XBRL
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
Date: June 29, 2022

SELECTED STATISTICAL DATA

I.	Distribution of Assets, Liabilities and Equity; Interest Rates and Interest Differential
Average Statements of Financial Positions, Interest and Average Rates
The following tables show the average balances of our statement of financial positions items and related interest and average interest rates for the fiscal years ended March 31, 2022, 2021 and 2020. Average balances are generally based on a daily average. Weekly, month-end
or
quarter-end
averages are used for certain average balances where it is not practical to obtain the applicable daily averages. The average balances determined by such methods are considered to be representative of our operations. The allocation of amounts between domestic and foreign is based on the location of the office.

	For the fiscal year ended March 31,
	2022			2021			2020
	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate
	(In millions, except percentages)
Interest-earning assets:
Interest-earning deposits with other banks:
Domestic offices	¥892,460	¥2,219	0.25%	¥881,007	¥2,260	0.26%	¥1,061,849	¥3,099	0.29%
Foreign offices	7,353,392	17,825	0.24%	4,701,633	15,151	0.32%	3,994,229	78,493	1.97%

Total	8,245,852	20,044	0.24%	5,582,640	17,411	0.31%	5,056,078	81,592	1.61%

Call loans and bills bought, reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	11,014,326	(3,131)	(0.03%)	9,256,043	(687)	(0.01%)	9,167,833	17,540	0.19%
Foreign offices	3,723,704	23,662	0.64%	3,224,164	25,926	0.80%	3,032,754	51,881	1.71%

Total	14,738,030	20,531	0.14%	12,480,207	25,239	0.20%	12,200,587	69,421	0.57%

Trading assets (1) and financial assets at fair value through profit or loss (2) :
Domestic offices	3,462,438	14,325	0.41%	2,486,686	8,450	0.34%	3,724,806	14,737	0.40%
Foreign offices	391,739	7,480	1.91%	258,547	3,863	1.49%	352,514	6,641	1.88%

Total	3,854,177	21,805	0.57%	2,745,233	12,313	0.45%	4,077,320	21,378	0.52%

Investment securities (3) :
Domestic offices	20,679,429	42,126	0.20%	16,642,148	46,384	0.28%	11,245,654	75,026	0.67%
Foreign offices	5,108,333	81,068	1.59%	5,385,436	80,255	1.49%	4,832,026	103,804	2.15%

Total	25,787,762	123,194	0.48%	22,027,584	126,639	0.57%	16,077,680	178,830	1.11%

Loans and advances (4) :
Domestic offices	64,172,223	828,723	1.29%	64,651,076	846,911	1.31%	60,498,334	937,419	1.55%
Foreign offices	33,983,382	755,162	2.22%	32,230,777	764,170	2.37%	31,467,410	1,139,783	3.62%

Total	98,155,605	1,583,885	1.61%	96,881,853	1,611,081	1.66%	91,965,744	2,077,202	2.26%

Total interest-earning assets:
Domestic offices	100,220,876	884,262	0.88%	93,916,960	903,318	0.96%	85,698,476	1,047,821	1.22%
Foreign offices	50,560,550	885,197	1.75%	45,800,557	889,365	1.94%	43,678,933	1,380,602	3.16%

Total	150,781,426	¥1,769,459	1.17%	139,717,517	¥1,792,683	1.28%	129,377,409	¥2,428,423	1.88%

Non-interest-earning assets:
Cash and due from banks	63,922,778			60,043,692			54,559,835
Other non-interest-earning assets	21,337,859			19,995,576			18,351,183
Allowance for loan losses	(836,474)			(764,695)			(616,134)

Total non-interest-earning assets	84,424,163			79,274,573			72,294,884

Total assets	¥235,205,589			¥218,992,090			¥201,672,293

Total assets attributable to foreign offices	25.20%			25.0%			25.8%

	For the fiscal year ended March 31,
	2022				2021				2020
	Average balance	Interest expense	Average rate		Average balance	Interest expense	Average rate		Average balance	Interest expense	Average rate
	(In millions, except percentages)
Interest-bearing liabilities:
Deposits:
Domestic offices	¥97,534,028	¥8,531	0.01%		¥91,029,016	¥16,601	0.02%		¥85,668,767	¥51,976	0.06%
Foreign offices	28,176,552	93,460	0.33%		28,285,386	163,309	0.58%		27,197,901	530,823	1.95%

Total	125,710,580	101,991	0.08%		119,314,402	179,910	0.15%		112,866,668	582,799	0.52%

Call money and bills sold, repurchase agreements and cash collateral on securities lent:
Domestic offices	11,403,604	(626)	(0.01%	)	10,969,751	(5,511)	(0.05%)		11,113,330	33,286	0.30%
Foreign offices	6,204,348	7,652	0.12%		4,494,568	14,397	0.32%		5,034,539	109,586	2.18%

Total	17,607,952	7,026	0.04%		15,464,319	8,886	0.06%		16,147,869	142,872	0.88%

Trading liabilities (1) :
Domestic offices	2,372,402	23,065	0.97%		1,719,417	13,617	0.79%		2,018,747	20,532	1.02%
Foreign offices	187,569	2,773	1.48%		99,055	1,044	1.05%		96,575	2,810	2.91%

Total	2,559,971	25,838	1.01%		1,818,472	14,661	0.81%		2,115,322	23,342	1.10%

Financial liabilities designated at fair value through profit or loss (2) :
Domestic offices	54,090	274	0.51%		8,630	(293)	(3.40%	)	—	—	—
Foreign offices	230,771	10,746	4.66%		64,547	6,364	9.86%		—	—	—

Total	284,861	11,020	3.87%		73,177	6,071	8.30%		—	—	—

Borrowings and other interest-bearing liabilities:
Domestic offices	20,273,371	31,957	0.16%		17,180,319	40,822	0.24%		12,064,176	61,697	0.51%
Foreign offices	548,899	18,267	3.33%		629,705	22,609	3.59%		629,654	34,080	5.41%

Total	20,822,270	50,224	0.24%		17,810,024	63,431	0.36%		12,693,830	95,777	0.75%

Commercial Paper:
Domestic offices	489,173	17	0.00%		658,532	73	0.01%		351,165	40	0.01%
Foreign offices	2,014,393	2,188	0.11%		1,630,388	5,999	0.37%		1,809,774	31,578	1.74%

Total	2,503,566	2,205	0.09%		2,288,920	6,072	0.27%		2,160,939	31,618	1.46%

Bonds:
Domestic offices	8,580,141	99,154	1.16%		9,106,135	100,914	1.11%		9,068,058	197,709	2.18%
Foreign offices	84,274	5,146	6.11%		48,275	2,219	4.60%		74,146	3,146	4.24%

Total	8,664,415	104,300	1.20%		9,154,410	103,133	1.13%		9,142,204	200,855	2.20%

Premiums for deposit insurance:
Domestic offices	—	36,222	—		—	34,192	—		—	34,866	—
Foreign offices	—	1,748	—		—	1,621	—		—	1,943	—

Total	—	37,970	—		—	35,813	—		—	36,809	—

Total interest-bearing liabilities:
Domestic offices	140,706,809	198,594	0.14%		130,671,800	200,415	0.15%		120,284,243	400,106	0.33%
Foreign offices	37,446,806	141,980	0.38%		35,251,924	217,562	0.62%		34,842,589	713,966	2.05%

Total	178,153,615	¥340,574	0.19%		165,923,724	¥417,977	0.25%		155,126,832	¥1,114,072	0.72%

Non-interest-bearing liabilities:
Non-interest-bearing demand deposits	29,116,236				27,006,450				22,833,077
Other non-interest-bearing liabilities	15,295,178				14,142,331				12,095,455

Total non-interest-bearing liabilities	44,411,414				41,148,781				34,928,532

Total equity	12,640,560				11,919,585				11,616,929

Total equity and liabilities	¥235,205,589				¥218,992,090				¥201,672,293

Total liabilities attributable to foreign offices	19.1%				19.8%				20.8%
Net interest income and interest rate spread		¥1,428,885	0.98%			¥1,374,706	1.03%			¥1,314,351	1.16%

Net interest income as a percentage of total interest-earning assets			0.95%				0.98%				1.02%

(1)	The net amount of interest income on trading assets and interest expense on trading liabilities is reported as net trading income in our consolidated income statements.
(2)
Interest income and expense on financial assets and liabilities at fair value through profit or loss are reported in net income (loss) from financial assets and liabilities at fair value through profit or loss in our consolidated income statements.

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
Analysis of Net Interest Income
The following tables show the changes to our net interest income attributable to changes in the volume and changes in the rates for the fiscal year ended March 31, 2022 compared to the fiscal year ended March 31, 2021 and for the fiscal year ended March 31, 2021 compared to the fiscal year ended March 31, 2020.
Changes attributable to the combined impact of changes in the rates and the volume have been allocated proportionately to the changes in the volume and changes in the rates.

	Fiscal year ended March 31, 2022 compared to fiscal year ended March 31, 2021 Increase / (decrease)			Fiscal year ended March 31, 2021 compared to fiscal year ended March 31, 2020 Increase / (decrease)
	Volume	Rate	Net change	Volume	Rate	Net change
	(In millions)
Interest income:
Interest-earning deposits with other banks:
Domestic offices	¥29	¥(70)	¥(41)	¥(491)	¥(348)	¥(839)
Foreign offices	7,016	(4,342)	2,674	11,899	(75,241)	(63,342)

Total	7,045	(4,412)	2,633	11,408	(75,589)	(64,181)

Call loans and bills bought, reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	(206)	(2,238)	(2,444)	166	(18,393)	(18,227)
Foreign offices	3,647	(5,911)	(2,264)	3,088	(29,043)	(25,955)

Total	3,441	(8,149)	(4,708)	3,254	(47,436)	(44,182)

Trading assets (1) and financial assets at fair value through profit or loss (2) :
Domestic offices	3,766	2,109	5,875	(4,441)	(1,846)	(6,287)
Foreign offices	2,346	1,271	3,617	(1,560)	(1,218)	(2,778)

Total	6,112	3,380	9,492	(6,001)	(3,064)	(9,065)

Investment securities:
Domestic offices	9,821	(14,079)	(4,258)	26,646	(55,288)	(28,642)
Foreign offices	(4,249)	5,062	813	10,906	(34,455)	(23,549)

Total	5,572	(9,017)	(3,445)	37,552	(89,743)	(52,191)

Loans and advances:
Domestic offices	(6,242)	(11,946)	(18,188)	61,306	(151,814)	(90,508)
Foreign offices	40,322	(49,330)	(9,008)	27,008	(402,621)	(375,613)

Total	34,080	(61,276)	(27,196)	88,314	(554,435)	(466,121)

Total interest income:
Domestic offices	7,168	(26,224)	(19,056)	83,186	(227,689)	(144,503)
Foreign offices	49,082	(53,250)	(4,168)	51,341	(542,578)	(491,237)

Total	¥56,250	¥(79,474)	¥(23,224)	¥134,527	¥(770,267)	¥(635,740)

	Fiscal year ended March 31, 2022 compared to fiscal year ended March 31, 2021 Increase / (decrease)			Fiscal year ended March 31, 2021 compared to fiscal year ended March 31, 2020 Increase / (decrease)
	Volume	Rate	Net change	Volume	Rate	Net change
	(In millions)
Interest expense:
Deposits:
Domestic offices	¥1,220	¥(9,290)	¥(8,070)	¥3,032	¥(38,407)	¥(35,375)
Foreign offices	(629)	(69,220)	(69,849)	20,404	(387,918)	(367,514)

Total	591	(78,510)	(77,919)	23,436	(426,325)	(402,889)

Call money and bills sold, repurchase agreements and cash collateral on securities lent:
Domestic offices	(209)	5,094	4,885	(425)	(38,372)	(38,797)
Foreign offices	4,177	(10,922)	(6,745)	(10,650)	(84,539)	(95,189)

Total	3,968	(5,828)	(1,860)	(11,075)	(122,911)	(133,986)

Trading liabilities (1) :
Domestic offices	5,893	3,555	9,448	(2,780)	(4,135)	(6,915)
Foreign offices	1,190	539	1,729	70	(1,836)	(1,766)

Total	7,083	4,094	11,177	(2,710)	(5,971)	(8,681)

Financial liabilities designated at fair value through profit or loss (2) :
Domestic offices	(87)	654	567	(293)	—	(293)
Foreign offices	9,215	(4,833)	4,382	6,364	—	6,364

Total	9,128	(4,179)	4,949	6,071	—	6,071

Borrowings and other interest-bearing liabilities:
Domestic offices	6,556	(15,421)	(8,865)	19,949	(40,824)	(20,875)
Foreign offices	(2,767)	(1,575)	(4,342)	3	(11,474)	(11,471)

Total	3,789	(16,996)	(13,207)	19,952	(52,298)	(32,346)

Commercial Paper:
Domestic offices	(13)	(43)	(56)	31	2	33
Foreign offices	1,170	(4,981)	(3,811)	(2,847)	(22,732)	(25,579)

Total	1,157	(5,024)	(3,867)	(2,816)	(22,730)	(25,546)

Bonds:
Domestic offices	(5,986)	4,226	(1,760)	827	(97,622)	(96,795)
Foreign offices	2,033	894	2,927	(1,172)	245	(927)

Total	(3,953)	5,120	1,167	(345)	(97,377)	(97,722)

Premiums for deposit insurance:
Domestic offices	2,030	—	2,030	(674)	—	(674)
Foreign offices	127	—	127	(322)	—	(322)

Total	2,157	—	2,157	(996)	—	(996)

Total interest expense:
Domestic offices	9,404	(11,225)	(1,821)	19,667	(219,358)	(199,691)
Foreign offices	14,516	(90,098)	(75,582)	11,850	(508,254)	(496,404)

Total	¥23,920	¥(101,323)	¥(77,403)	¥31,517	¥(727,612)	¥(696,095)

Net interest income:
Domestic offices	¥(2,236)	¥(14,999)	¥(17,235)	¥63,519	¥(8,331)	¥55,188
Foreign offices	34,566	36,848	71,414	39,491	(34,324)	5,167

Total	¥32,330	¥21,849	¥54,179	¥103,010	¥(42,655)	¥60,355

(1)	The net amount of interest income on trading assets and interest expense on trading liabilities is reported as net trading income in our consolidated income statements.
(2)
Interest income and expense on financial assets and liabilities at fair value through profit or loss are reported in net income (loss) from financial assets and liabilities at fair value through profit or loss in our consolidated income statements.

II.	Investments in Debt Securities
The following table shows weighted average yields by maturity of debt instruments at amortized cost and debt instruments at fair value through other comprehensive income at March 31, 2022. Weighted average yields are calculated based on amortized cost. Yields on tax-exempt
obligations have not been calculated on a tax equivalent basis because the effect of such a calculation would not be material.

	At March 31, 2022
	Not later than one year	Later than one year and not later than five years	Later than five years and not later than ten years	Later than ten years	Total
Debt instruments at amortized cost:
Domestic:
Japanese municipal bonds	—	0.04%	0.09%	—	0.09%
Total domestic	—	0.04%	0.09%	—	0.09%
Foreign:
Bonds issued by other governments and official institutions (1)	3.49%	4.41%	5.86%	—	3.92%
Other debt instruments	2.47%	6.25%	—	—	4.91%
Total foreign	3.47%	4.49%	5.86%	—	3.95%
Total	3.47%	3.97%	0.25%	—	2.76%
Debt instruments at fair value through other comprehensive income:
Domestic:
Japanese government bonds	(0.11%)	(0.09%)	0.00%	0.24%	(0.08%)
Japanese municipal bonds	0.02%	0.01%	0.13%	0.17%	0.10%
Japanese corporate bonds	0.06%	0.07%	0.14%	0.38%	0.22%
Other debt instruments	0.00%	—	—	—	0.00%
Total domestic	(0.11%)	(0.08%)	0.06%	0.31%	(0.05%)
Foreign:
U.S. Treasury and other U.S. government agency bonds	1.36%	1.24%	1.11%	—	1.18%
Bonds issued by other governments and official institutions (1)	0.69%	2.04%	0.56%	0.01%	0.96%
Mortgage-backed securities	—	0.67%	0.76%	2.48%	2.48%
Other debt instruments	1.28%	2.51%	0.29%	1.14%	1.83%
Total foreign	0.89%	1.54%	1.08%	1.93%	1.25%
Total	0.14%	0.42%	0.66%	1.34%	0.42%

(1)	Bonds issued by governments and official institutions excluding U.S. Treasury and other U.S. government agencies.

III.	Loan Portfolio
Maturities and Sensitivities of Loans and Advances to Changes in Interest Rates
The following table shows the maturities of loans and advances by the domicile and industry type of the borrower at March 31, 2022. The classification of loans and advances by industry is based on the industry segment loan classification as defined by the Bank of Japan (“BOJ”) for regulatory reporting purposes.

	Maturity
	Not later than one year	Later than one year and not later than five years	Later than five years and not later than fifteen years	Later than fifteen years	Total
	(In millions)
Domestic:
Manufacturing	¥4,885,150	¥3,922,496	¥966,548	¥331,176	¥10,105,370
Agriculture, forestry, fisheries and mining	133,487	205,746	38,818	315	378,366
Construction	420,798	318,931	93,581	14,495	847,805
Transportation, communications and public enterprises	1,972,136	2,159,649	1,694,223	384,322	6,210,330
Wholesale and retail	3,428,427	1,825,117	469,601	180,294	5,903,439
Finance and insurance	1,977,157	1,238,912	330,431	3,262	3,549,762
Real estate and goods rental and leasing	2,867,358	6,758,832	4,150,161	538,231	14,314,582
Services	1,506,053	2,031,369	1,129,064	193,749	4,860,235
Municipalities	113,285	320,724	154,341	12,409	600,759
Lease financing	5,820	9,267	3,389	—	18,476
Consumer	3,642,494	4,276,120	5,784,622	1,803,250	15,506,486
Others	1,480,734	386,322	25,986	432	1,893,474

Total domestic	22,432,899	23,453,485	14,840,765	3,461,935	64,189,084

Foreign:
Public sector	138,343	257,095	40,673	4,125	440,236
Financial institutions	3,847,296	3,469,819	971,611	22,792	8,311,518
Commerce and industry	11,106,236	12,306,358	4,639,530	786,121	28,838,245
Lease financing	34,481	116,587	87,891	51,138	290,097
Others	1,030,956	1,968,909	778,361	106,293	3,884,519

Total foreign	16,157,312	18,118,768	6,518,066	970,469	41,764,615

Total	¥38,590,211	¥41,572,253	¥21,358,831	¥4,432,404	¥105,953,699

The above loans and advances due after one year which had predetermined interest rates and floating or adjustable interest rates at March 31, 2022 are shown in the following table:

	Predetermined rate	Floating or adjustable rate	Total
	(In millions)
Domestic:
Manufacturing	¥1,651,974	¥3,568,246	¥5,220,220
Agriculture, forestry, fisheries and mining	10,281	234,598	244,879
Construction	134,111	292,896	427,007
Transportation, communications and public enterprises	1,508,072	2,730,122	4,238,194
Wholesale and retail	780,373	1,694,639	2,475,012
Finance and insurance	291,061	1,281,544	1,572,605
Real estate and goods rental and leasing	4,161,531	7,285,693	11,447,224
Services	888,422	2,465,760	3,354,182
Municipalities	242,106	245,368	487,474
Lease financing	12,656	—	12,656
Consumer	3,895,545	7,968,447	11,863,992
Others	353,947	58,793	412,740

Total domestic	13,930,079	27,826,106	41,756,185

Foreign:
Public sector	6,834	295,059	301,893
Financial institutions	313,621	4,150,601	4,464,222
Commerce and industry	2,984,518	14,747,491	17,732,009
Lease financing	205,083	50,533	255,616
Others	235,048	2,618,515	2,853,563

Total foreign	3,745,104	21,862,199	25,607,303

Total	¥17,675,183	¥49,688,305	¥67,363,488

IV.	Allowance for Credit Losses
The following table shows allowance for credit losses to total loans outstanding at each period end for the fiscal years ended March 31, 2022, 2021 and 2020.

	For the fiscal year ended March 31,
	2022	2021	2020
	(In millions, except percentages)
Allowance for loan losses	¥993,054	¥849,287	¥706,405
Loans and advances	¥105,953,699	¥98,825,555	¥95,642,750
Ratio of allowance for loan losses to loans and advances	0.94%	0.86%	0.74%

The following table shows net charge-offs during the period to average loans outstanding during the period for the fiscal years ended March 31, 2022, 2021 and 2020.

	For the fiscal year ended March 31,
	2022	2021	2020
	(In millions, except percentages)
Net charge-offs during the period	¥153,150	¥148,802	¥141,579
Average loans outstanding during the period	¥98,155,605	¥96,881,853	¥91,965,744
Ratio of net charge-offs to average loans outstanding during the period	0.16%	0.15%	0.15%
The following table shows an analysis of our loan loss experience by the borrower’s domicile and industry type at March 31, 2022, 2021 and 2020.

	For the fiscal year ended March 31,
	2022		2021		2020
	Net charge- offs during the period	Ratio of net charge-offs to average loans outstanding during the period	Net charge- offs during the period	Ratio of net charge-offs to average loans outstanding during the period	Net charge- offs during the period	Ratio of net charge-offs to average loans outstanding during the period
	(In millions, except percentages)
Domestic:
Manufacturing	¥14,584	0.15%	¥2,257	0.02%	¥7,372	0.08%
Agriculture, forestry, fisheries and mining	5,461	1.85%	—	—%	22	0.01%
Construction	378	0.04%	377	0.04%	845	0.08%
Transportation, communications and public enterprises	604	0.01%	492	0.01%	579	0.01%
Wholesale and retail	3,533	0.06%	3,515	0.06%	6,431	0.12%
Finance and insurance	—	—%	9	0.00%	2,236	0.09%
Real estate and goods rental and leasing	190	0.00%	174	0.00%	907	0.01%
Services	3,762	0.08%	2,109	0.04%	9,795	0.21%
Consumer	89,542	0.60%	76,940	0.51%	87,581	0.56%
Others	510	0.02%	228	0.01%	464	0.01%

Total domestic	118,564	0.19%	86,101	0.14%	116,232	0.20%

Foreign:	34,586	0.09%	62,701	0.18%	25,347	0.08%

Total	¥153,150	0.16%	¥148,802	0.15%	¥141,579	0.15%

V.	Deposits
The following table shows the average amount of, and the average rate paid on, the following deposit categories for the fiscal years ended March 31, 2022, 2021 and 2020.

	For the fiscal year ended March 31
	2022		2021		2020
	Average amount	Average rate	Average amount	Average rate	Average amount	Average rate
	(In millions, except percentages)
Domestic offices:
Non-interest-bearing demand deposits	¥27,268,871	—	¥25,395,340	—	¥21,526,454	—
Interest-bearing demand deposits	65,657,246	0.00%	61,285,196	0.00%	54,861,069	0.00%
Deposits at notice	797,908	0.00%	803,286	0.00%	816,445	0.00%
Time deposits	17,733,387	0.03%	17,806,212	0.04%	17,871,438	0.04%
Negotiable certificates of deposit	5,228,231	0.00%	3,630,478	0.01%	5,259,480	0.01%
Others	8,117,256	0.03%	7,503,844	0.12%	6,860,335	0.65%

Total domestic offices	124,802,899		116,424,356		107,195,221

Foreign offices:
Non-interest-bearing demand deposits	1,847,365	—	1,611,110	—	1,306,623	—
Interest-bearing demand deposits	4,088,493	0.43%	3,456,953	0.30%	3,010,904	1.24%
Deposits at notice	10,613,593	0.01%	10,794,516	0.23%	9,900,813	1.52%
Time deposits	6,930,976	0.79%	8,056,423	1.18%	7,540,045	2.77%
Negotiable certificates of deposit	6,346,824	0.30%	5,833,985	0.58%	6,572,168	2.02%
Others	196,666	0.12%	143,509	0.08%	173,971	1.15%

Total foreign offices	30,023,917		29,896,496		28,504,524

Total	¥154,826,816		¥146,320,852		¥135,699,745

Deposits at notice represent interest-bearing demand deposits which require the depositor to give two or more days’ notice in advance of withdrawal.
The total amount of deposits by foreign depositors included in domestic offices for the fiscal years ended March 31, 2022 and 2021 were ¥3,157,809 million and ¥2,518,291 million, respectively.
Uninsured Deposits
The total estimated amount of uninsured deposits which are the portion of deposit accounts that exceed the insurance limit and amounts in the other uninsured deposit accounts at March 31, 2022 and 2021 were ¥108,759,206 million and ¥104,216,536 million, respectively. In Japan, the Deposit Insurance Act implemented by the Deposit Insurance Corporation of Japan “DIC” protects depositors when deposit-taking institutions fail to meet their obligations by paying insurance money to depositors. The amount of coverage for deposits for payment and settlement purposes is full and deposits other than those is protected up to the principal amount of ¥10 million plus accrued interest per depositor. For additional information, refer to “Item 4.B. Business Overview -Regulations in Japan.”

At March 31, 2022, the amount and remaining maturities of uninsured time deposits and uninsured negotiable certificates of deposit are shown in the following table.

	At March 31, 2022
	Domestic offices	Foreign offices
	(In millions)
Uninsured time deposits:
Not later than three months	¥3,760,215	¥5,526,028
Later than three months and not later than six months	1,920,309	872,377
Later than six months and not later than one year	2,631,218	688,683
Later than one year	1,610,441	68,918

Total (1)	¥9,922,183	¥7,156,006

Uninsured negotiable certificates of deposit:
Not later than three months	¥4,469,363	¥5,073,235
Later than three months and not later than six months	378,328	1,944,446
Later than six months and not later than one year	151,382	613,034
Later than one year	60,000	379,645

Total	¥5,059,073	¥8,010,360

(1)	Time deposits in excess of the Federal Deposit Insurance Corporation insurance limit in U.S. office amounted to ¥6,438 million at March 31, 2022.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
The following consolidated financial statements and the reports thereon by its independent registered public accounting firm are filed as part of this annual report:

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Sumitomo Mitsui Financial Group, Inc.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Sumitomo Mitsui Financial Group, Inc. and subsidiaries (the Group) as of March 31, 2022 and 2021, the related consolidated income statement and consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2022 and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of March 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2022, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as of March 31, 2022, based on criteria established in
Internal Control—Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated June 28 2022 expressed an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.
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

Assessment of the allowance for loan losses for SMBC’s corporate loans
As discussed in Notes 2, 3, 10 and 46 to the consolidated financial statements, the Group’s allowance for loan losses (ALL) was ¥ 993,054 million on gross loans and advances of ¥ 105,953,699 million as of March 31, 2022. Included in such balances are corporate loans of Sumitomo Mitsui Banking Corporation (SMBC), a commercial banking subsidiary. The ALL for SMBC’s corporate loans is estimated based on the expected credit loss (ECL), utilizing internal credit ratings (obligor grades), and incorporating forward-looking information into the ECL measurement by obligor grading through a qualitative assessment, macroeconomic factors, and additional ALL adjustments to capture portfolio-specific risk factors. For individually significant credit-impaired financial assets, a discounted cash flow (DCF) method is used to estimate the ALL, where cash flow streams of multiple scenarios are probability-weighted.
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
In the assessment of these elements, the economic uncertainty arising from the situation in Russia and Ukraine as well as the uncertainty of the
COVID-19
pandemic were considered, including (i) the impact of sanctions imposed by the Japanese government and authorities in several other jurisdictions as well as Russia’s measures to defend its economy and mitigate the effect of the sanctions and (ii) the credit risk implications from the observed trends in bankruptcy cases which reflected the effects of government support programs, and those from the economic environment affected by the voluntary restrictions on social and economic activities in relation to the pandemic.
In addition, auditor judgment was required to evaluate the sufficiency of audit evidence obtained.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the assessment of SMBC’s ALL for its corporate loans. This included controls related to the:

•	approval of the ALL methodologies and the assessment of the obligor grading methods as well as the methods to incorporate macroeconomic factors

•	evaluation of the individual obligor grading, including the qualitative assessment of obligor-specific forward-looking information

•	determination of the methodologies and key assumptions and inputs underlying the adjustments to incorporate macroeconomic factors and portfolio-specific risk factors

•	evaluation of the projection of multiple cash flow scenarios and probability-weighting for the DCF method.
We assessed the reasonableness of the ALL methodologies by evaluating for compliance with IFRSs the methodologies used in the ALL estimate. In addition, we involved credit risk professionals with specialized industry skills and knowledge, who assisted in (i) evaluating the obligor grading methods through the assessment of the consistency of the obligor grades with external ratings, and also through the reperformance of the retrospective review of the methods’ performance and (ii) assessing the methods to incorporate macroeconomic factors by examining the relevant documentation and reperforming the calculation to determine whether the methods operated as intended.

We evaluated the qualitative assessment of the obligor grading, specifically the assessment of obligor-specific forward-looking information, for a selection of SMBC’s corporate customers by:

•	analyzing the customers’ current business performance and liquidity positions

•
assessing the feasibility of the customers’ business performance projections, through (i) comparing the underlying assumptions with available external information regarding the industry outlook, (ii) evaluating the reasonableness of the stress cases considered, and (iii) reviewing the current progress against the projections

•
analyzing the impact of economic sanctions targeting Russia and the countermeasures implemented by the Russian government on the customers’ business performance and liquidity positions, through the assessment of the consistency of the obligor grades with external ratings and the analysis of the current repayment situation

•	analyzing the liquidity position forecasts, for which we considered the business performance projections and also the effects of the government and bank support programs in relation to the pandemic.
We evaluated the adjustments to the ALL to incorporate macroeconomic factors and portfolio-specific risk factors including the economic uncertainty due to the situation in Russia and Ukraine and that arising from the pandemic through (i) assessing the reasonableness of the methodologies by reviewing macroeconomic scenario analysis and portfolio-specific credit cost estimation and also performing a retrospective review, and (ii) assessing the key assumptions and inputs underlying the adjustments by:

•	reviewing available external data on relevant macroeconomic scenarios such as GDP outlook, and industry-specific economic trends

•
analyzing the prolonged effect of economic sanctions targeting Russia and the countermeasures implemented by the Russian government through the assessment of the past due risk and loan modification risk for Russian customers, including the analysis of the observed trend in the repayment of Russian government and corporates

•	analyzing the impact of the restrictions on economic activities due to the pandemic and the effects of the government and bank support programs in relation to the observed trends in bankruptcy cases.
We evaluated, for a selection of obligors, the multiple cash flow scenarios and probability-weighting for the DCF method through the assessment of obligors’ restructuring plans, the schedule and underlying sources of the repayments based on the plans, and the current progress against the plans.
We also assessed the sufficiency of the audit evidence obtained related to the ALL by evaluating the:

•	cumulative results of the audit procedures

•	qualitative aspects of SMBC’s accounting practices

•	potential bias in the accounting estimates.
Assessment of impairment loss on
non-financial
assets related to the SMBC retail banking unit
As discussed in Notes 2, 3, 12 and 14 to the consolidated financial statements, the Group’s impairment loss on non-financial
assets was ¥ 99,524 million (¥ 43,708 million for property, plant and equipment and ¥ 55,816 million for intangible assets) for the year ended March 31, 2022, which included an impairment loss of ¥ 37,694 million (¥ 5,016 million for property, plant and equipment and ¥ 32,678 million for intangible assets) recognized related to the retail banking unit of Sumitomo Mitsui Banking Corporation (SMBC), a commercial banking subsidiary (the SMBC retail banking unit). The Group performs an impairment testing of non-financial
assets whenever events or changes in circumstances indicate that the carrying amount of the related cash-generating unit that includes such assets may not be recoverable. If any such indication exists, the recoverable amount of the cash-generating unit is estimated. An impairment loss is recognized if the recoverable amount of the cash-generating unit is less than its carrying amount. The Group identified each branch belonging to the SMBC retail banking unit as the cash-generating unit and allocated the software to the group of cash-generating units, which is the SMBC retail banking unit. The recoverable amount is estimated as the higher of the assets fair value less costs to sell and value in use. The value in use is determined by estimating future cash flows, including a projection of the balance of housing loans.
We identified the impairment loss on
non-financial
assets related to the SMBC retail banking unit as a critical audit matter because it involved a high degree of complex and subjective auditor judgment in evaluating the key management judgments. Specifically, complex and subjective auditor judgment was required to evaluate (i) the identification of the non-financial
assets belonging to the SMBC retail banking unit and (ii) the determination of the value in use which is used in the determination of the recoverable amount by estimating future cash flows, including a projection of the balance of housing loans.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the impairment assessment process of the SMBC retail banking unit, including controls related to (i) the development of the identification policy for the non-financial
assets belonging to the SMBC retail banking unit and (ii) the determination of the value in use which is used in the determination of the recoverable amount by estimating future cash flows, including a projection of the balance of housing loans.
We evaluated the identification of the
non-financial
assets belonging to the SMBC retail banking unit focusing on the assessment of the relevance between the identified non-financial
assets and the SMBC retail banking business by (i) understanding the nature of the identified non-financial
assets, (ii) assessing the compliance with the Group’s policy to identify the non-financial
assets belonging to the SMBC retail banking unit based on the extent of the relevance with the SMBC retail banking business and (iii) comparing the identification of non-financial
assets to the supporting documents including the actual usage data and the approval documents for the purchase of the assets stipulating how they were to be used.
We assessed the determination of the value in use which is used in the determination of the recoverable amount by evaluating the reasonableness of the future business plan of the SMBC retail banking unit which is the basis for estimating future cash flows through evaluating the projection of the balance of housing loans by assessing the consistency of this assumption with the market and competition environment based on external industry reports.
/s/ KPMG AZSA LLC
We have served as the Group’s auditor since 1976.
Tokyo, Japan
June 28, 2022

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Sumitomo Mitsui Financial Group, Inc.:
Opinion on Internal Control Over Financial Reporting
We have audited Sumitomo Mitsui Financial Group, Inc. and subsidiaries’ (the Group) internal control over financial reporting as of March 31, 2022, based on criteria established in
Internal Control—Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of March 31, 2022, based on criteria established in
Internal Control—Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Group as of March 31, 2022 and 2021, and the related consolidated income statement and consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2022, and the related notes (collectively, the consolidated financial statements), and our report dated June 28, 2022 expressed an unqualified opinion on those consolidated financial statements.
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
/s/ KPMG AZSA LLC
Tokyo, Japan
June 28, 2022

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statements of Financial Position

		At March 31,
	Note	2022	2021

		(In millions)
Assets:
Cash and deposits with banks	5	¥75,697,521	¥73,090,816
Call loans and bills bought		1,965,135	2,553,468
Reverse repurchase agreements and cash collateral on securities borrowed		11,303,930	11,738,072
Trading assets	6	3,736,296	3,140,736
Derivative financial instruments	7	6,443,748	5,521,617
Financial assets at fair value through profit or loss	8	1,695,585	1,744,848
Investment securities	9	32,749,405	31,051,461
Loans and advances	10	104,635,815	97,714,938
Investments in associates and joint ventures	11	1,009,738	886,685
Property, plant and equipment	12	1,762,996	1,754,661
Intangible assets	14	992,849	819,720
Other assets	15	6,063,907	4,945,631
Current tax assets		44,941	33,376
Deferred tax assets	23	58,981	28,958

Total assets		¥248,160,847	¥235,024,987

Liabilities:
Deposits	16	¥162,593,492	¥155,493,654
Call money and bills sold		1,130,000	1,368,515
Repurchase agreements and cash collateral on securities lent		20,113,162	18,509,906
Trading liabilities	17	3,181,992	2,080,826
Derivative financial instruments	7	6,966,336	4,949,433
Financial liabilities designated at fair value through profit or loss	18	455,734	239,519
Borrowings	19	20,584,651	19,423,355
Debt securities in issue	20	11,428,437	11,228,600
Provisions	21	227,784	224,274
Other liabilities	22	8,386,774	8,777,502
Current tax liabilities		51,513	53,718
Deferred tax liabilities	23	259,280	399,535

Total liabilities		235,379,155	222,748,837

Equity:
Capital stock	25	2,341,878	2,341,274
Capital surplus	25	645,382	722,595
Retained earnings	25	6,434,605	6,078,208
Treasury stock	25	(13,403)	(13,699)

Equity excluding other reserves		9,408,462	9,128,378
Other reserves	25	2,546,294	2,430,857

Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.		11,954,756	11,559,235
Non-controlling interests		93,325	68,379
Equity attributable to other equity instruments holders	26	733,611	648,536

Total equity		12,781,692	12,276,150

Total equity and liabilities		¥248,160,847	¥235,024,987

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Income Statements

		For the fiscal year ended March 31,
	Note	2022	2021	2020

		(In millions, except per share data)
Interest income		¥1,747,654	¥1,780,370	¥2,407,045
Interest expense		303,716	397,245	1,090,730

Net interest income	27	1,443,938	1,383,125	1,316,315

Fee and commission income		1,248,225	1,174,382	1,147,132
Fee and commission expense		209,762	201,723	203,822

Net fee and commission income	28	1,038,463	972,659	943,310

Net trading income	29	280,339	237,746	134,069
Net income (loss) from financial assets and liabilities at fair value through profit or loss	30	200,249	280,012	(21,939)
Net investment income	31	65,744	153,820	176,464
Other income	32	108,727	138,223	155,631

Total operating income		3,137,460	3,165,585	2,703,850

Impairment charges on financial assets	33	279,978	282,486	259,938

Net operating income		2,857,482	2,883,099	2,443,912

General and administrative expenses	34	1,801,621	1,679,115	1,696,386
Other expenses	35	368,559	283,879	488,806

Operating expenses		2,170,180	1,962,994	2,185,192

Share of post-tax profit (loss) of associates and joint ventures		(10,838)	36,373	24,031

Profit before tax		676,464	956,478	282,751

Income tax expense	36	161,389	251,402	51,768

Net profit		¥515,075	¥705,076	¥230,983

Profit attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.		¥499,573	¥687,483	¥200,052
Non-controlling interests		4,771	4,471	18,567
Other equity instruments holders		10,731	13,122	12,364
Earnings per share:
Basic	37	¥364.46	¥501.73	¥145.48
Diluted	37	364.31	501.49	145.39

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income

	For the fiscal year ended March 31,
	2022	2021	2020

	(In millions)
Net profit	¥515,075	¥705,076	¥230,983
Other comprehensive income:
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans:
Gains (losses) arising during the period, before tax	33,081	327,681	(88,950)
Equity instruments at fair value through other comprehensive income:
Gains (losses) arising during the period, before tax	102,183	1,183,628	(507,362)
Own credit on financial liabilities designated at fair value through profit or loss:
Gains (losses) arising during the period, before tax	5,729	(4,981)	—
Share of other comprehensive income (loss) of associates and joint ventures	944	6,375	(3,746)
Income tax relating to items that will not be reclassified	(43,341)	(465,333)	181,202

Total items that will not be reclassified to profit or loss, net of tax	98,596	1,047,370	(418,856)
Items that may be reclassified subsequently to profit or loss:
Debt instruments at fair value through other comprehensive income:
Gains (losses) arising during the period, before tax	(512,814)	(186,656)	329,196
Reclassification adjustments for (gains) losses included in net profit, before tax	113,334	(79,711)	(96,624)
Exchange differences on translating foreign operations:
Gains (losses) arising during the period, before tax	404,292	86,842	(78,742)
Reclassification adjustments for (gains) losses included in net profit, before tax	192	446	204
Share of other comprehensive income (loss) of associates and joint ventures	30,891	2,960	(7,859)
Income tax relating to items that may be reclassified	113,538	82,405	(68,152)

Total items that may be reclassified subsequently to profit or loss, net of tax	149,433	(93,714)	78,023

Other comprehensive income (loss), net of tax	248,029	953,656	(340,833)

Total comprehensive income (loss)	¥763,104	¥1,658,732	¥(109,850)

Total comprehensive income (loss) attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥746,012	¥1,640,700	¥(138,071)
Non-controlling interests	6,361	4,910	15,857
Other equity instruments holders	10,731	13,122	12,364

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Changes in Equity

	Equity excluding other reserves				Other reserves
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Remeasure- ments of defined benefit plans reserve	Financial instruments at fair value through other comprehensive income reserve	Own credit on financial liabilities designated at fair value through profit or loss reserve	Exchange differences on translating foreign operations reserve	Equity attributable to SMFG’s shareholders	Non- controlling interests	Equity attributable to other equity instruments holders	Total equity

	(In millions)

Balance at April 1, 2019	¥2,339,443	¥726,012	¥5,715,101	¥(16,302)	¥72,425	¥1,730,607	¥—	¥113,334	¥10,680,620	¥494,123	¥598,703	¥11,773,446

Comprehensive income:
Net profit	—	—	200,052	—	—	—	—	—	200,052	18,567	12,364	230,983
Other comprehensive income (loss)	—	—	—	—	(62,284)	(190,765)	—	(85,074)	(338,123)	(2,710)	—	(340,833)

Total comprehensive income (loss)	—	—	200,052	—	(62,284)	(190,765)	—	(85,074)	(138,071)	15,857	12,364	(109,850)

Issuance of shares under share-based payment transactions	522	522	—	—	—	—	—	—	1,044	—	—	1,044
Issuance of other equity instruments	—	—	—	—	—	—	—	—	—	—	84,951	84,951
Acquisition and disposal of subsidiaries and businesses-net	—	—	—	—	—	—	—	—	—	5,936	—	5,936
Transaction with non-controlling interest shareholders	—	498	—	—	—	—	—	—	498	11	—	509
Dividends to shareholders	—	—	(255,835)	—	—	—	—	—	(255,835)	(16,921)	—	(272,756)
Coupons on other equity instruments	—	—	—	—	—	—	—	—	—	—	(12,364)	(12,364)
Redemption of preferred securities	—	—	—	—	—	—	—	—	—	(436,500)	—	(436,500)
Purchases of treasury stock	—	—	—	(100,089)	—	—	—	—	(100,089)	—	—	(100,089)
Sales of treasury stock	—	—	—	733	—	—	—	—	733	—	—	733
Loss on sales of treasury stock	—	—	(250)	—	—	—	—	—	(250)	—	—	(250)
Cancellation of treasury stock	—	—	(101,674)	101,674	—	—	—	—	—	—	—	—
Share-based payment transactions	—	1,565	—	—	—	—	—	—	1,565	(1,610)	—	(45)
Transfer from other reserves to retained earnings	—	—	52,523	—	(12,694)	(39,829)	—	—	—	—	—	—
Others	—	(46)	(63)	—	—	—	—	—	(109)	(600)	822	113

Balance at March 31, 2020	¥2,339,965	¥728,551	¥5,609,854	¥(13,984)	¥(2,553)	¥1,500,013	¥—	¥28,260	¥10,190,106	¥60,296	¥684,476	¥10,934,878

Comprehensive income:
Net profit	—	—	687,483	—	—	—	—	—	687,483	4,471	13,122	705,076
Other comprehensive income	—	—	—	—	228,376	642,910	(3,455)	85,386	953,217	439	—	953,656

Total comprehensive income	—	—	687,483	—	228,376	642,910	(3,455)	85,386	1,640,700	4,910	13,122	1,658,732

Issuance of shares under share-based payment transactions	1,309	1,309	—	—	—	—	—	—	2,618	—	—	2,618
Issuance of other equity instruments	—	—	—	—	—	—	—	—	—	—	99,943	99,943
Acquisition and disposal of subsidiaries and businesses-net	—	—	—	—	—	—	—	—	—	2,351	—	2,351
Transaction with non-controlling interest shareholders	—	(107)	—	—	—	—	—	—	(107)	212	—	105
Share of changes in capital surplus of associates and joint ventures	—	(5,921)	—	—	—	—	—	—	(5,921)	—	—	(5,921)
Dividends to shareholders	—	—	(267,144)	—	—	—	—	—	(267,144)	(1,245)	—	(268,389)
Coupons on other equity instruments	—	—	—	—	—	—	—	—	—	—	(13,122)	(13,122)
Redemption of other equity instruments	—	(36)	—	—	—	—	—	—	(36)	—	(129,964)	(130,000)
Purchases of other equity instruments and sales of other equity instruments-net	—	—	—	—	—	—	—	—	—	—	(5,919)	(5,919)
Purchases of treasury stock	—	—	—	(62)	—	—	—	—	(62)	—	—	(62)
Sales of treasury stock	—	—	—	347	—	—	—	—	347	—	—	347
Loss on sales of treasury stock	—	—	(65)	—	—	—	—	—	(65)	—	—	(65)
Share-based payment transactions	—	(1,201)	—	—	—	—	—	—	(1,201)	—	—	(1,201)
Transfer from other reserves to retained earnings	—	—	48,080	—	(11,412)	(36,668)	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—	—	1,855	—	1,855

Balance at March 31, 2021	¥2,341,274	¥722,595	¥6,078,208	¥(13,699)	¥214,411	¥2,106,255	¥(3,455)	¥113,646	¥11,559,235	¥68,379	¥648,536	¥12,276,150

	Equity excluding other reserves				Other reserves
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Remeasure- ments of defined benefit plans reserve	Financial instruments at fair value through other comprehensive income reserve	Own credit on financial liabilities designated at fair value through profit or loss reserve	Exchange differences on translating foreign operations reserve	Equity attributable to SMFG’s shareholders	Non- controlling interests	Equity attributable to other equity instruments holders	Total equity

	(In millions)

Balance at March 31, 2021	¥2,341,274	¥722,595	¥6,078,208	¥(13,699)	¥214,411	¥2,106,255	¥(3,455)	¥113,646	¥11,559,235	¥68,379	¥648,536	¥12,276,150
Comprehensive income:
Net profit	—	—	499,573	—	—	—	—	—	499,573	4,771	10,731	515,075
Other comprehensive income	—	—	—	—	23,996	(208,128)	3,975	426,596	246,439	1,590	—	248,029

Total comprehensive income	—	—	499,573	—	23,996	(208,128)	3,975	426,596	746,012	6,361	10,731	763,104

Issuance of shares under share-based payment transactions	604	604	—	—	—	—	—	—	1,208	—	—	1,208
Issuance of other equity instruments	—	—	—	—	—	—	—	—	—	—	79,955	79,955
Acquisition and disposal of subsidiaries and businesses-net	—	—	—	—	—	—	—	—	—	17,141	—	17,141
Transaction with non-controlling interest shareholders	—	(334)	—	—	—	—	—	—	(334)	300	—	(34)
Share of changes in capital surplus of associates and joint ventures	—	5,097	—	—	—	—	—	—	5,097	—	—	5,097
Dividends to shareholders	—	—	(274,127)	—	—	—	—	—	(274,127)	(629)	—	(274,756)
Coupons on other equity instruments	—	—	—	—	—	—	—	—	—	—	(10,731)	(10,731)
Purchases of other equity instruments and sales of other equity instruments-net	—	—	—	—	—	—	—	—	—	—	5,120	5,120
Purchases of treasury stock	—	—	—	(75)	—	—	—	—	(75)	—	—	(75)
Sales of treasury stock	—	—	—	371	—	—	—	—	371	—	—	371
Loss on sales of treasury stock	—	—	(50)	—	—	—	—	—	(50)	—	—	(50)
Share-based payment transactions	—	87	—	—	—	—	—	—	87	—	—	87
Transfer from other reserves to retained earnings	—	—	131,002	—	(41,097)	(89,905)	—	—	—	—	—	—
Put options written on non-controlling interests	—	(82,667)	—	—	—	—	—	—	(82,667)	—	—	(82,667)
Others	—	—	(1)	—	—	—	—	—	(1)	1,773	—	1,772

Balance at March 31, 2022	¥2,341,878	¥645,382	¥6,434,605	¥(13,403)	¥197,310	¥1,808,222	¥520	¥540,242	¥11,954,756	¥93,325	¥733,611	¥12,781,692

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Cash Flows

	For the fiscal year ended March 31,
	2022	2021	2020

	(In millions)
Operating Activities:
Profit before tax	¥676,464	¥956,478	¥282,751
Adjustments for:
Gains on financial assets at fair value through profit or loss and investment securities	(69,521)	(321,635)	(42,600)
Foreign exchange (gains) losses	(666,606)	(567,088)	179,888
Provision for loan losses	269,060	277,085	249,478
Depreciation and amortization	321,205	310,100	317,074
Share of post-tax (profit) loss of associates and joint ventures	10,838	(36,373)	(24,031)
Net changes in assets and liabilities:
Net (increase) decrease of term deposits with original maturities over three months	733,091	(198,423)	(255,988)
Net (increase) decrease of call loans and bills bought	713,266	(1,575,396)	1,509,361
Net (increase) decrease of reverse repurchase agreements and cash collateral on securities borrowed	696,588	1,913,956	(3,428,875)
Net increase of loans and advances	(6,144,509)	(3,074,515)	(4,528,736)
Net change of trading assets and liabilities, derivative financial instruments, and financial liabilities designated at fair value through profit or loss	1,646,826	424,587	(142,660)
Net increase of deposits	6,097,718	16,707,952	4,375,139
Net increase (decrease) of call money and bills sold	(267,746)	(2,395,948)	2,462,341
Net increase of repurchase agreements and cash collateral on securities lent	1,376,865	3,143,567	2,588,673
Net increase of other unsubordinated borrowings and debt securities in issue	886,167	2,832,020	4,612,574
Income taxes paid—net	(268,730)	(135,708)	(285,779)
Other operating activities—net	(909,783)	61,700	1,014,624

Net cash and cash equivalents provided by operating activities	5,101,193	18,322,359	8,883,234

Investing Activities:
Purchases of financial assets at fair value through profit or loss and investment securities	(34,468,950)	(40,140,112)	(34,178,930)
Proceeds from sales of financial assets at fair value through profit or loss and investment securities	18,191,505	16,994,681	23,114,463
Proceeds from maturities of financial assets at fair value through profit or loss and investment securities	14,236,933	15,692,233	8,274,856
Acquisitions of the subsidiaries and businesses, net of cash and cash equivalents acquired	(215,694)	(3,570)	(15,942)
Investments in associates and joint ventures	(134,183)	(57,681)	(2,860)
Disposal of subsidiaries and businesses, net of cash and cash equivalents disposed	—	—	26,799
Proceeds from sales of investments in associates and joint ventures	2,922	362	1,947
Purchases of property, plant and equipment, and investment properties	(81,367)	(111,642)	(83,949)
Purchases of intangible assets	(194,836)	(178,281)	(147,939)
Proceeds from sales of property, plant and equipment, investment properties and intangible assets	280	23,147	19,119
Other investing activities—net	(1)	1	(283)

Net cash and cash equivalents used in investing activities	(2,663,391)	(7,780,862)	(2,992,719)

Financing Activities:
Redemption of subordinated borrowings	(15,000)	—	(8,000)
Proceeds from issuance of subordinated bonds	95,533	90,135	54,303
Redemption of subordinated bonds	(382,600)	(361,820)	(113,000)
Payments for the principal portion of lease liabilities	(95,816)	(95,586)	(95,386)
Redemption of preferred securities	—	—	(436,500)
Proceeds from issuance of other equity instruments	79,955	99,943	84,951
Redemption of other equity instruments	—	(130,000)	—
Dividends paid to shareholders of Sumitomo Mitsui Financial Group, Inc.	(274,058)	(267,119)	(255,771)
Dividends paid to non-controlling interest shareholders	(629)	(1,245)	(16,921)
Coupons paid to other equity instruments holders	(10,731)	(13,122)	(12,364)
Purchases of treasury stock and proceeds from sales of treasury stock—net	246	220	(99,605)
Purchases of other equity instruments and proceeds from sales of other equity instruments—net	5,120	(5,919)	822
Transactions with non-controlling interest shareholders—net	119	100	(234,159)

Net cash and cash equivalents used in financing activities	(597,861)	(684,413)	(1,131,630)

Effect of exchange rate changes on cash and cash equivalents	955,315	488,072	(271,873)

Net increase of cash and cash equivalents	2,795,256	10,345,156	4,487,012
Cash and cash equivalents at beginning of period	71,548,697	61,203,541	56,716,529

Cash and cash equivalents at end of period	¥74,343,953	¥71,548,697	¥61,203,541

Net cash and cash equivalents provided by operating activities includes:
Interest and dividends received	¥1,943,386	¥1,955,515	¥2,543,771
Interest paid	300,683	435,205	1,111,439

The accompanying notes are an integral part of the Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1	GENERAL INFORMATION
Sumitomo Mitsui Financial Group, Inc. (the “Company” or “SMFG”) was established on December 2, 2002, as a holding company for Sumitomo Mitsui Banking Corporation (“SMBC”) and its subsidiaries through a statutory share transfer (
kabushiki-iten
) of all of the outstanding equity securities of SMBC in exchange for the Company’s newly issued securities. The Company is a joint stock corporation with limited liability (
Kabushiki Kaisha
) incorporated under the Companies Act of Japan (“Companies Act”). Upon the formation of the Company and the completion of the statutory share transfer, SMBC became a direct, wholly owned subsidiary of the Company. The Company has a primary listing on the Tokyo Stock Exchange (Prime Market), with further listing on the Nagoya Stock Exchange (Premier Market). The Company’s American Depositary Shares are listed on the New York Stock Exchange.
The Company and its subsidiaries (the “Group”) offer a diverse range of financial services, including commercial banking, leasing, securities, consumer finance and other services together with its associates and joint ventures.
The accompanying consolidated financial statements have been authorized for issue by the Management Committee on June 28, 2022.

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

Critical accounting estimates and judgments
The preparation of the consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the accounting policies. Actual results may differ from these estimates. The notes to the consolidated financial statements set out areas involving a higher degree of judgment or complexity, or areas where assumptions are significant to the consolidated financial statements, such as allowance for loan losses (Notes 10, 33), fair value of financial instruments (Note 44), impairment of property, plant and equipment (Note 12), impairment of intangible assets (Note 14), provision for interest repayment (Note 21), retirement benefits (Note 24) and deferred tax assets (Note 23).
Refer to Note 3 “Critical Accounting Estimates and Judgments” for further information.
New and Amended Accounting Standards Adopted by the Group
During the fiscal year ended March 31, 2022, a number of amendments to standards have become effective; however, they have not resulted in any material changes to the Group’s accounting policies, except as described below.
Interest Rate Benchmark Reform—Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)
In August 2020, the IASB issued “Interest Rate Benchmark Reform—Phase 2: Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16” in response to the reform of interest rate benchmarks such as interbank offered rates (“IBORs”). The amendments supplement the amendments to IFRS 9 “Financial Instruments,” IAS 39 “Financial Instruments: Recognition and Measurement” and IFRS 7 “Financial Instruments: Disclosures” issued in 2019 and focus on the effects on entities’ financial statements when entities replace the previous interest rate benchmark with an alternative interest rate benchmark as a result of the reform. The amendments provide a practical expedient for modifications of financial assets and financial liabilities required as a direct consequence of the reform and made on an economically equivalent basis and a temporary exception to specific hedge accounting requirements, and support entities in providing useful information to users of financial statements. The amendments are effective for annual periods beginning on or after January 1, 2021. On April 1, 2021, the Group adopted the amendments.
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
Financial Liabilities
Financial liabilities measured at amortized cost
Financial liabilities, except for financial liabilities measured at
FVPL
, are mainly included in “Deposits,” “Borrowings,” and “Debt securities in issue” in the consolidated statements of financial position. They are initially recognized at fair value, net of transaction costs that are directly attributable to the issue of the financial liabilities, and are subsequently measured at amortized cost using the effective interest method. Interest expense on these financial liabilities measured at amortized cost using the effective interest method is recognized in “Net interest income” in the consolidated income statements.
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
The Group applies a fair value option to certain financial liabilities which were issued by the Group’s securities subsidiary. As part of risk management, the Group enters into derivative transactions to offset the profit or loss of financial liabilities containing embedded derivatives, designated at FVPL under the fair value option. The Group can make an irrevocable election for each individual financial liability at initial recognition to designate it as measured at FVPL, if it meets one of the following criteria:

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
Fair value hedges
The Group applies fair value hedge accounting in order to reflect in its consolidated financial statements the effect of risk management activities to mitigate the risk of changes in the fair value of certain fixed rate financial assets and liabilities. The Group designates certain interest rate derivatives as hedging instruments. Changes in fair values of hedging instruments are recognized in the consolidated income statements, together with changes in fair value of the hedged item attributable to the hedged risk. The hedging gain or loss on the hedged item held at amortized cost adjusts the carrying amount of the hedged item, and is recognized in “Net trading income” in the consolidated income statements. If the hedged item is a financial asset measured at FVOCI, the hedging gain or loss on the hedged item is recognized in “Net trading income” in the consolidated income statements. If the hedge no longer meets the criteria for hedge accounting for reasons other than the derecognition of the hedged item, the adjustment to the hedged item for which the effective interest method is used, is amortized to profit or loss over the period to maturity of the hedged item. When the hedged item is derecognized, the adjustment is recognized immediately in the consolidated income statements.
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
Interest Rate Benchmark Reform
The Group applies “Interest Rate Benchmark Reform, Amendments to IFRS 9, IAS 39 and IFRS 7.” The amendments provide reliefs from applying specific hedge accounting requirements to hedging relationships directly affected by the interest rate benchmark reform only if the reform gives rise to uncertainties. The reliefs aim to ensure that the interest rate benchmark reform does not result in the discontinuance of hedge accounting. In accordance with the transition provisions, the amendments have been adopted retrospectively to hedging relationships that existed at the beginning of the reporting period or were designated thereafter. The reliefs adopted by the Group are described below.

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
The timing of recognition of the deferred day one profit and loss is determined on an instrument by instrument basis. It is either amortized over the life of the transaction, deferred until fair value of the instrument can be determined using data from observable markets, or realized due to redemption or sales of the instrument
.
Repurchase and Reverse Repurchase Agreements, and Securities Borrowing and Lending Agreements
In the ordinary course of business, the Group lends or sells securities under agreements to repurchase them at a predetermined price on a future date (“repos”). Since substantially all the risks and rewards of ownership are retained by the Group, the securities remain on the consolidated statements of financial position and a liability is recorded in respect of the consideration received. On the other hand, the Group borrows or purchases securities under agreements to resell them at a predetermined price on a future date (“reverse repos”). Since the Group does not retain the risks and rewards of ownership of the financial assets, these transactions are treated as collateralized loans and the securities are not included in the consolidated statements of financial position.
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
For the fiscal years ended March 31, 2022 and 2021, there were no transactions pursuant to repurchase agreements, securities lending transactions or other transactions involving the transfer of financial assets with an obligation to repurchase such transferred assets that were treated as sales and hence derecognized for accounting purposes.
Impairment of Financial Assets
The expected credit losses (“ECL”) model is used for the recognition of impairment loss under IFRS 9. The ECL model applies to financial assets measured at amortized cost, and debt instruments at FVOCI, lease receivables, certain loan commitments and financial guarantee contracts. Under the ECL model, an entity is required to account for expected credit losses from initial recognition of financial instruments and to recognize full lifetime expected losses on a timely basis.
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

Leases
The Group assesses whether the contract is, or contains, a lease at the inception of a contract. A lease is a contract that conveys the right to control the use of an identified asset for a period of time in exchange for consideration
.
As lessee
At the commencement date, the Group recognizes a lease liability and measures it at the present value of the lease payments that are not paid at that date. The lease payments are discounted using the interest rate implicit in the lease, or the Group’s incremental borrowing rate if the interest rate implicit in the lease cannot be readily determined. After the commencement date, the Group measures the lease liability by increasing the carrying amount to reflect interest on the lease liability and reducing the carrying amount to reflect the lease payments made. The lease liabilities are included in “Borrowings” in the consolidated statements of financial position.
The Group also recognizes a right of use asset and measures it at cost at the commencement date. The cost of the right of use asset comprises the amount of the initial measurement of the lease liability, any lease payments made at or before the commencement date, less any lease incentives received and any initial direct costs incurred.
After the commencement date, the Group measures the right of use asset applying a cost model. The right of use asset is depreciated from the commencement date to the earlier of the end of the useful life of the right of use asset or the end of the lease term. The lease term is determined as the non-cancellable
period of a lease together with both periods covered by an option to extend the lease if the Group is reasonably certain to exercise that option and an option to terminate the lease if the Group is reasonably certain not to exercise that option. The right of use asset is included in “Property, plant and equipment” and “Intangible assets” in the consolidated statements of financial position, and it is presented within the same line item as that within which the corresponding underlying assets would be presented if they were owned.
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
When the calculations above result in a benefit to the Group, the recognized asset is limited to the present value of any economic benefits available in the form of any refunds from the plan or reductions in future contributions to the plan (“asset ceiling”). An economic benefit is available to the Group if it is realizable during the life of the plan or on settlement of the plan obligations.
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
Reference to the Conceptual Framework (Amendments to IFRS 3)
In May 2020, the IASB issued narrow-scope amendments to IFRS 3 “Business Combinations” to update a reference in IFRS 3 to the “Conceptual Framework for Financial Reporting” without changing the accounting requirements for business combinations. The amendments are effective for annual periods beginning on or after January 1, 2022 and are not expected to have a material impact on the Group’s consolidated financial statements.
Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16)
In May 2020, the IASB issued narrow-scope amendments to IAS 16 “Property, Plant and Equipment.” The amendments prohibit an entity from deducting from the cost of property, plant and equipment amounts received from selling items produced while the entity is preparing the asset for its intended use. Instead, an entity will recognize such sales proceeds and related cost in profit or loss. The amendments are effective for annual periods beginning on or after January 1, 2022 and are not expected to have a material impact on the Group’s consolidated financial statements.
Onerous Contracts: Cost of Fulfilling a Contract (Amendments to IAS 37)
In May 2020, the IASB issued narrow-scope amendments to IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” to specify which costs an entity includes when assessing whether a contract will be loss-making. The amendments are effective for annual periods beginning on or after January 1, 2022 and are not expected to have a material impact on the Group’s consolidated financial statements.
Annual Improvements to IFRSs 2018–2020
In May 2020, the IASB issued Annual Improvements to IFRSs 2018-2020, which is amendments to IFRS 1 “First-time Adoption of International Financial Reporting Standards,” IFRS 9, IAS 41 “Agriculture” and the

“Illustrative Examples” accompanying IFRS 16 “Leases.” These are minor amendments that clarify, simplify or remove redundant wordings in the standards. The amendments are effective for annual periods beginning on or after January 1, 2022 and are not expected to have a material impact on the Group’s consolidated financial statements.
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
The amendments make it easier for entities to determine whether, in the statements of financial position, debt and other liabilities with an uncertain settlement date should be classified as current or non-current.
The effective date of applying the amendments was January 1, 2022 when they were originally issued, however, in July 2020, the IASB issued an amendment which defers the effective date to annual periods beginning on or after January 1, 2023. The Group is currently evaluating the potential impact that the adoption of the standard will have on its consolidated financial statements.
Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)
In February 2021, the IASB issued narrow-scope amendments to IAS 1 and IFRS Practice Statement 2 “Making Materiality Judgements” to support entities improve accounting policy disclosures for users of financial statements. The amendments to IAS 1 require entities to disclose their material accounting policy information rather than their significant accounting policies. The amendments to IFRS Practice Statement 2 provide guidance on how to apply the concept of materiality to accounting policy disclosures. The amendments are effective for annual periods beginning on or after January
1
, 2023.
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
1
, 2023.
Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)
In May 2021, the IASB issued narrow-scope amendments to IAS 12 “Income Taxes” to specify how entities should account for deferred tax on transactions such as leases and decommissioning obligations. The aim of the

F-3
5

amendments is to reduce diversity in the reporting of deferred tax on such transactions. The amendments are effective for annual periods beginning on or after January 1, 2023. The Group is currently evaluating the potential impact that the adoption of the standard will have on its consolidated financial statements.
Initial Application of IFRS 17 and IFRS 9—Comparative Information (Amendment to IFRS 17)
In December 2021, the IASB issued a narrow-scope amendment to the transition requirements in IFRS 17 to help entities avoid temporary accounting mismatches between financial assets and insurance contract liabilities caused by the different transition requirements between IFRS 17 and IFRS 9. The amendment is effective for annual periods beginning on or after January 1, 2023. The Group is currently evaluating the potential impact that the adoption of the amendment will have on its consolidated financial statements.

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

For the fiscal year ended March 31, 2022, the obligor grading, macroeconomic factors and additional ECL adjustments used to determine the final ECL reflected the current and forward-looking impact of the situation in Russia and Ukraine and the
COVID-19
pandemic.
The obligor grades were reviewed based on the most recent information available as appropriate. For the fiscal year ended March 31, 2022, the obligor grades of a number of Russian borrowers affected by the situation in Russia and Ukraine and certain large borrowers were downgraded to the extent that the credit risk on loans and advances to such borrowers was determined to be significantly increased since initial recognition and their allowance for loan losses was measured at an amount equal to the lifetime ECL.

The macroeconomic scenarios for incorporating forward-looking information in the ECL measurement were updated, reflecting the recent economic forecasts. Although the Group understands that there is significant uncertainty in predicting the severity and duration of Russia’s aggression against Ukraine, the timing of the economic recovery from the
COVID-19
pandemic and its future impact on the Japanese and global economy, the

Group assumed that the Japanese and global economy will continue to recover from the
COVID-19
pandemic during the fiscal year ending March 31, 2023. However, the Group also assumed that the growth rates of the Japanese and global economy for the fiscal year ending March 31, 2024, when the economic activity will be normalized, will be lower than that for the previous fiscal year, due to a correction to the relatively higher economic growth for the previous fiscal year. This assumption was considered in determining the base scenario. The extent to which the premises of the base scenario and past macroeconomic experiences are reflected in determining the upside and downside scenarios were revised to better capture relevant information under the unprecedented conditions experienced during the fiscal year ended March 31, 2022. The following table shows the growth rates of the Japanese and global GDP, which are the key factors of the macroeconomic scenarios, under the base scenario.

	For the fiscal year ending March 31,
	2023	2024

	(%)
Japanese GDP	2.8	1.9
Global GDP	3.9	3.3
In determining the need for making additional ECL adjustments, the Group considered whether there is an increase in the credit risk for some portfolios which had a material adverse impact resulting from the sanctions imposed in connection with Russia’s aggression against Ukraine or from the
COVID-19
pandemic and whether the increased risk, if any, was not fully incorporated in the ECL model. For the Russian exposure, the Group evaluated the forward-looking impact on credit risks and losses based on factors such as the possibility that payment of principal or interest would be delayed or the request for loan restructuring would be made due to the prolonged impact of sanctions targeting Russia imposed by the Japanese government and authorities in several other jurisdictions, and Russia’s measures to defend its economy and mitigate the effect of sanctions. For the
COVID-19
pandemic, additional ECL adjustments included the consideration of the temporary impact on probability of default of various measures taken by governments. The Group evaluated the forward-looking impact on credit risks and losses of certain industry-related portfolios selected based on changes in factors such as the market conditions and bankruptcy trends as a result of the reduction in economic activity by requests for voluntary restraint on movement and business closure requests to commercial facilities. As a consequence, the Group decided to make additional ECL adjustments for the above portfolios affected by the situation in Russia and Ukraine and the COVID-19 pandemic.
Management estimates and judgments may change from time to time as the economic environment changes or new information becomes available. Changes in these estimates and judgments will result in a different allowance for loan losses and may have a direct impact on impairment charges. Allowance for loan losses amounted to ¥993,054 million and ¥849,287 million at March 31, 2022 and 2021, respectively. For additional information, refer to Note 10 “Loans and Advances.”
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

Impairment of Property, Plant and Equipment
The Group has property, plant and equipment, which consist of assets for rent, land, buildings, right of use assets and others. Property, plant and equipment are tested for impairment if events or changes in circumstances indicate that it may not be recoverable at the end of each reporting period. If any such indication exists, then its recoverable amount is estimated. The process to determine the recoverable amount is inherently uncertain because such recoverable amount is determined based on management estimates and judgments. Changes in management judgments may result in different impairment test results and different impairment amounts recognized. For the fiscal years ended March 31, 2022, 2021 and 2020, impairment losses on property, plant and equipment were ¥43,708 million, ¥10,959 million and ¥79,947 million, respectively. For additional information, refer to Note 12 “Property, Plant and Equipment.”
Impairment of Intangible Assets
Impairment of goodwill
Goodwill is tested for impairment on an annual basis or more frequently if events or changes in circumstances indicate that it may not be recoverable. If any such indication exists, then its recoverable amount is estimated. The process to determine the recoverable amount is inherently uncertain because such recoverable amount is determined based on a number of management estimates and judgments. The Group determines the recoverable amount using the estimated future cash flows, pre-tax
discount rates, growth rates, and other factors. The estimation of future cash flows inherently reflects management judgments, even though such forecasts are prepared taking into account actual performance and external economic data. The pre-tax
discount rates and growth rates may be significantly affected by market interest rates or other market conditions, which are beyond management’s control, and therefore significant management judgments are made to determine these assumptions. These management judgments are made based on the facts and circumstances at the time of the impairment test, and may vary depending on the situation and the time. Changes in management judgments may result in different impairment test results and different impairment amounts recognized. For the fiscal years ended March 31, 2022, 2021 and 2020, impairment losses on goodwill were nil, ¥42,398 million and nil, respectively. For additional information, refer to Note 14 “Intangible Assets.”
Impairment of other intangible assets
The Group has other intangible assets, not including goodwill, which consist of software, contractual customer relationships, trademarks and others. These are divided into other amortizing intangible assets and other non-amortizing
intangible assets. Other amortizing intangible assets are tested for impairment if events or changes in circumstances indicate that it may not be recoverable at the end of each reporting period. Other non-amortizing
intangible assets are tested for impairment on an annual basis or more frequently if events or changes in circumstances indicate that it may not be recoverable. If any such indication exists, then its recoverable amount is estimated. The process to determine the recoverable amount is inherently uncertain because such recoverable amount is determined based on a number of management estimates and judgments as described in “—Impairment of goodwill.” Changes in management judgments may result in different impairment test results and different impairment amounts recognized. For the fiscal years ended March 31, 2022, 2021 and 2020, impairment losses on other intangible assets were ¥55,816 million, ¥448 million and ¥28,689 million, respectively. For additional information, refer to Note 14 “Intangible Assets.”
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
Management estimates and judgments may change from time to time as the legal environment and market conditions change or new information becomes available. Changes in these estimates and judgments could affect the balance of provision for interest repayment. Provision for interest repayment is recorded in provisions as a liability, and it totaled ¥135,123 million and ¥141,201 million at March 31, 2022 and 2021, respectively. For additional information, refer to Note 21 “Provisions.”
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
The difference between the fair value of the plan assets and the present value of the defined benefit obligation at the end of the reporting period is recognized as assets and liabilities in the consolidated statements of financial position. When this calculation for each plan results in a benefit to the Group, the recognized asset is limited to the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan (“asset ceiling”). An economic benefit is available to the Group, if it is realizable during the life of the plan or on settlement of the plan obligation. The net total of assets and liabilities in the consolidated statements of financial position amounted to net assets of ¥508,496 million and ¥480,053 million at March 31, 2022 and 2021, respectively. For additional information, refer to Note 24 “Retirement Benefits.”
Deferred Tax Assets
Deferred tax assets relating to tax losses carried forward and deductible temporary differences are recognized, only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the deductible temporary differences can be utilized. This assessment requires significant management estimates and judgments. Future taxable profit is estimated based on, among other relevant factors, forecasted results of operations, which are based on historical financial performance and the business plans that management believes to be prudent and feasible. While the Group carefully assesses the realization of tax losses carried forward and deductible temporary differences, the actual taxable profit in the future may be less than the forecast. The deferred tax assets amounted to ¥58,981 million and ¥28,958 million in the consolidated statements of financial position at March 31, 2022 and 2021, respectively, while the net total of deferred tax assets and liabilities amounted to net liabilities of ¥200,299 million and

¥
370,577

million at March 31, 2022 and 2021, respectively. For additional information, refer to Note 23 “Deferred Income Tax.”

4	SEGMENT ANALYSIS
Business Segments
The Group’s business segment information is prepared based on the internal reporting system utilized by management to assess the performance of its business segments.

The Group has four main business segments: the Wholesale Business Unit, the Retail Business Unit, the Global Business Unit, which was renamed from the International Business
Unit in April 2020, and
the Global Markets Business Unit, with the remaining operations recorded in Head office account and others.
Wholesale Business Unit
The Wholesale Business Unit provides comprehensive solutions primarily for corporate clients in Japan that respond to wide-ranging client needs in relation to financing, investment management, risk hedging, settlement, M&A and other advisory services, digital services and leasing services. This business unit mainly consists of the wholesale businesses of SMBC, SMBC Trust Bank Ltd. (“SMBC Trust Bank”), Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”), SMBC Nikko Securities, Sumitomo Mitsui Card Company, Limited (“Sumitomo Mitsui Card”) and SMBC Finance Service Co., Ltd. (“SMBC Finance Service”), which changed its corporate name from Cedyna Financial Corporation upon merger with former SMBC Finance Service Co., Ltd. on July 1, 2020.
Retail Business Unit
The Retail Business Unit provides financial services to consumers residing in Japan and mainly consists of the retail business of SMBC, SMBC Trust Bank, SMBC Nikko Securities, Sumitomo Mitsui Card, SMBC Finance Service and SMBC Consumer Finance Co., Ltd. This business unit offers a wide range of products and services for consumers, including wealth management services, settlement services, consumer finance and housing loans, in order to address the financial needs of all individual customers.
Global Business Unit
The Global Business Unit supports the global businesses of a diverse range of clients, such as Japanese companies operating overseas, non-Japanese
companies, financial institutions and government agencies and public corporations of various countries. This business unit provides a variety of tailored products and services to meet customer and market requirements, including loans, deposits, clearing services, trade finance, project finance, loan syndication, derivatives, global cash management services, leasing services, underwriting activities, Japanese stock brokerage and M&A advisory services. This business unit mainly consists of the global businesses of SMBC, SMBC Trust Bank, SMFL, SMBC Nikko Securities and their foreign subsidiaries.
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
Head office account and others
The Head office account and others represent the difference between the aggregate of the Wholesale Business Unit, the Retail Business Unit, the Global Business Unit and the Global Markets Business Unit, and the

Group as a whole. It mainly consists of administrative expenses related to headquarters operations and profit or loss from other subsidiaries including The Japan Research Institute, Limited and Sumitomo Mitsui DS Asset Management Company, Limited. It also includes the elimination items related to internal transactions between the Group companies.
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
Segmental Results of Operations
The following tables show the Group’s results of operations by business segment for the fiscal years ended March 31, 2022, 2021 and 2020.
For the fiscal year ended March 31, 2022:

	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total

	(In billions)
Consolidated gross profit (1)	¥707.5	¥1,146.9	¥872.0	¥390.6	¥(171.5)	¥2,945.5
General and administrative expenses	(303.6)	(935.5)	(461.3)	(92.3)	(28.4)	(1,821.1)
Others (2)	65.8	3.5	20.5	39.8	(101.1)	28.5

Consolidated net business profit	¥469.7	¥214.9	¥431.2	¥338.1	¥(301.0)	¥1,152.9

For the fiscal year ended March 31, 2021:
	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total

	(In billions)
Consolidated gross profit (1)	¥634.9	¥1,127.4	¥723.7	¥460.7	¥(140.5)	¥2,806.2
General and administrative expenses	(299.9)	(910.4)	(383.3)	(82.9)	(70.6)	(1,747.1)
Others (2)	53.5	2.2	26.3	35.7	(92.8)	24.9

Consolidated net business profit	¥388.5	¥219.2	¥366.7	¥413.5	¥(303.9)	¥1,084.0

For the fiscal year ended March 31, 2020:
	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total

	(In billions)
Consolidated gross profit (1)	¥620.1	¥1,176.1	¥680.8	¥438.6	¥(147.0)	¥2,768.6
General and administrative expenses	(303.6)	(934.5)	(370.9)	(79.6)	(51.0)	(1,739.6)
Others (2)	50.5	2.0	52.9	32.5	(81.9)	56.0

Consolidated net business profit	¥367.0	¥243.6	¥362.8	¥391.5	¥(279.9)	¥1,085.0

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

	For the fiscal year ended March 31,
	2022	2021	2020

	(In billions)
Consolidated net business profit	¥1,152.9	¥1,084.0	¥1,085.0
Differences between management reporting and Japanese GAAP:
Total credit costs	(274.4)	(360.5)	(170.6)
Gains on equity instruments	209.1	92.6	80.5
Extraordinary gains or losses and others	(158.0)	(143.9)	(106.3)

Profit before tax under Japanese GAAP	929.6	672.2	888.6

Differences between Japanese GAAP and IFRS:
Scope of consolidation	3.0	5.7	(3.3)
Derivative financial instruments	136.9	94.8	(163.3)
Investment securities	(189.2)	113.3	(115.3)
Loans and advances	(54.4)	60.9	(116.0)
Investments in associates and joint ventures	(61.5)	3.4	(190.8)
Property, plant and equipment	9.0	(2.5)	(30.5)
Lease accounting	(0.9)	1.0	0.4
Defined benefit plans	(67.0)	—	(32.6)
Foreign currency translation	(40.7)	(20.2)	11.9
Classification of equity and liability	10.9	12.5	12.7
Others	0.8	15.4	21.0

Profit before tax under IFRS	¥676.5	¥956.5	¥282.8

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

	For the fiscal year ended March 31,
	2022	2021	2020

	(In millions)
Domestic (1) :
Japan	¥1,805,619	¥2,077,833	¥1,791,910

Total domestic	1,805,619	2,077,833	1,791,910

Foreign (1)(2) :
Americas	592,009	448,998	277,017
Europe and Middle East	280,930	246,218	194,441
Asia and Oceania	458,902	392,536	440,482

Total foreign	1,331,841	1,087,752	911,940

Total operating income (3)	¥3,137,460	¥3,165,585	¥2,703,850

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

5	CASH AND DEPOSITS WITH BANKS
Cash and deposits with banks at March 31, 2022 and 2021 consisted of the following:

	At March 31,
	2022	2021

	(In millions)
Cash	¥916,635	¥779,343
Deposits with banks	74,780,886	72,311,473

Total cash and deposits with banks	¥75,697,521	¥73,090,816

The reconciliation of cash and cash equivalents used for the purposes of the consolidated statements of cash flows at March 31, 2022, 2021 and 2020 is shown as follows:

	At March 31,
	2022	2021	2020

	(In millions)
Cash and deposits with banks	¥75,697,521	¥73,090,816	¥62,471,453
Less: term deposits with original maturities over three months	(511,148)	(675,185)	(532,703)
Less: cash segregated as deposits and others	(842,420)	(866,934)	(735,209)

Cash and cash equivalents	¥74,343,953	¥71,548,697	¥61,203,541

Private
 depository institutions in Japan are required to maintain certain minimum reserve funds with the Bank of Japan, based on average deposit balances and certain other factors. There are similar reserve deposit requirements for the Group’s foreign offices engaged in banking businesses in foreign countries. At March 31, 2022, 2021 and 2020, the reserve funds required to be maintained by the Group, which were included in cash and cash equivalents, amounted to ¥1,948,949 million, ¥1,875,857 million and ¥1,705,352 million, respectively.

6	TRADING ASSETS
Trading assets at March 31, 2022 and 2021 consisted of the following:

	At March 31,
	2022	2021

	(In millions)
Debt instruments	¥3,489,258	¥2,732,480
Equity instruments	247,038	408,256

Total trading assets	¥3,736,296	¥3,140,736

Trading
debt instruments mainly consist of Japanese government bonds. Trading equity instruments mainly consist of publicly traded Japanese stocks.

7	DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING
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

The tables below represent the derivative financial instruments by type and purpose of derivatives at March 31, 2022 and 2021.

	At March 31, 2022
	Trading			Risk Management (1)
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities

	(In millions)
Interest rate derivatives	¥1,429,411,628	¥3,016,258	¥3,189,943	¥56,750,246	¥577,685	¥582,721
Futures	150,781,509	118,492	119,133	774,857	321	2
Listed Options	450,609,244	493,433	99,058	—	—	—
Forwards	12,650,288	1,447	84	—	—	—
Swaps	659,925,813	2,062,478	2,096,930	55,805,239	577,364	579,505
OTC Options	155,444,774	340,408	874,738	170,150	—	3,214
Currency derivatives	180,733,207	2,637,955	2,000,625	13,999,978	66,030	986,906
Futures	10,759	101	204	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	84,081,833	1,259,714	1,132,187	2,836,806	29,947	267,923
Swaps	86,177,897	1,258,400	727,106	11,163,172	36,083	718,983
OTC Options	10,462,718	119,740	141,128	—	—	—
Equity derivatives	2,801,005	102,313	157,086	19,720	—	2,031
Futures	1,231,058	39,764	62,024	—	—	—
Listed Options	1,252,615	35,056	82,997	—	—	—
Forwards	—	—	—	—	—	—
Swaps	56,448	542	4,859	19,720	—	2,031
OTC Options	260,884	26,951	7,206	—	—	—
Commodity derivatives	153,247	21,540	19,544	—	—	—
Futures	11,186	1,413	202	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	—	—	—	—	—	—
Swaps	138,270	20,033	18,815	—	—	—
OTC Options	3,791	94	527	—	—	—
Credit derivatives	2,839,549	21,967	27,480	—	—	—

Total derivative financial instruments	¥1,615,938,636	¥5,800,033	¥5,394,678	¥70,769,944	¥643,715	¥1,571,658

	At March 31, 2021
	Trading			Risk Management (1)
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities

	(In millions)
Interest rate derivatives	¥897,101,881	¥2,701,146	¥2,395,741	¥56,201,172	¥396,135	¥254,218
Futures	28,832,868	14,800	14,662	11,629,291	1,494	588
Listed Options	186,425,271	30,995	6,915	—	—	—
Forwards	110,252,456	256	3	—	—	—
Swaps	466,717,825	2,485,621	2,189,767	44,417,994	383,371	253,630
OTC Options	104,873,461	169,474	184,394	153,887	11,270	—
Currency derivatives	157,543,495	2,129,604	1,935,117	13,119,180	196,261	239,943
Futures	8,068	104	10	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	75,327,505	1,081,492	863,744	2,003,070	5,605	91,422
Swaps	76,385,589	955,783	973,057	11,116,110	190,656	148,521
OTC Options	5,822,333	92,225	98,306	—	—	—
Equity derivatives	2,825,220	65,887	87,783	54,752	715	2,715
Futures	1,613,308	14,269	9,969	—	—	—
Listed Options	950,758	34,014	69,039	—	—	—
Forwards	3,574	155	63	—	—	—
Swaps	91,648	1,593	3,124	54,752	715	2,715
OTC Options	165,932	15,856	5,588	—	—	—
Commodity derivatives	109,665	7,310	5,371	—	—	—
Futures	30,917	1,043	510	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	—	—	—	—	—	—
Swaps	76,264	6,201	4,346	—	—	—
OTC Options	2,484	66	515	—	—	—
Credit derivatives	2,895,632	24,559	28,545	—	—	—

Total derivative financial instruments	¥1,060,475,893	¥4,928,506	¥4,452,557	¥69,375,104	¥593,111	¥496,876

(1)
Derivative financial instruments categorized as “Risk Management” are used for economic hedging, such as managing the exposure to changes in fair value of the loan portfolio, and are identified as hedging instruments under Japanese GAAP. Under IFRS, the Group applies hedge accounting for certain fixed rate debt securities in issue, borrowings, and debt instruments at fair value through other comprehensive income (“FVOCI”), certain equity instruments elected to be measured at FVOCI and net investments in foreign operations. Derivative financial instruments designated as hedging instruments are also categorized as “Risk Management.”

Hedge accounting
The Group applies fair value hedge accounting and hedge accounting of net investments in foreign operations in order to reflect the effect of risk management activities on its consolidated financial statements.
Fair value hedges
The Group applies fair value hedge accounting to mitigate the risk of changes in the fair value of certain fixed rate financial assets and liabilities, and the risk of changes in the fair value of certain equity instruments elected to be measured at FVOCI. Changes in the fair value of the assets and the liabilities that are designated as hedged items would not be recognized in profit or loss and those of the equity derivatives that are designated as hedging instruments would be recognized in profit or loss if it did not apply hedge accounting. For more information about the interest rate benchmarks to which the Group’s hedging relationships are exposed, see “Interest Rate Benchmark Reform” in this note.

For fair value hedge of interest rate risk, the Group designates as hedging instruments certain interest rate derivatives and establishes a hedge ratio by matching the notional of the derivative financial instruments with the principal amount of the hedged items. The Group assesses hedge effectiveness qualitatively by considering whether the critical terms of the hedged items and hedging instruments closely align. The Group further assesses hedge effectiveness quantitatively by comparing changes in the fair value of the hedged items held at amortized cost arising from changes in the interest rate benchmarks with those of the hedging instruments. If the hedged item is a financial asset measured at FVOCI, in the quantitative assessment, the Group compare changes in the fair value of the hedged items with those of the hedging instruments. Sources of hedge ineffectiveness include basis risk, timing differences between the hedged items and hedging instruments and the effect of the counterparty or the Group’s own credit risk on the fair value of the interest rate derivatives, which is not reflected in the fair value of the hedged item. The gain or loss on the hedging instrument is recognized in “Net trading income” in the consolidated income statements. The hedging gain or loss on the hedged item held at amortized cost adjusts the carrying amount of the hedged item, and is recognized in “Net trading income” in the consolidated income statements. If the hedged item is a financial asset measured at FVOCI, the hedging gain or loss on the hedged item is recognized in “Net trading income” in the consolidated income statements. If the hedge no longer meets the criteria for hedge accounting for reasons other than the derecognition of the hedged item, the adjustment to the hedged item for which the effective interest method is used is amortized to profit or loss over the period to maturity of the hedged item. When the hedged item is derecognized, the adjustment is recognized immediately in the consolidated income statements.
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
The tables below represent the amounts related to items designated as hedging instruments at March 31, 2022 and 2021.

	Line item in the consolidated statements of financial position where the hedging instrument is included	At March 31, 2022			For the fiscal year ended March 31, 2022
		Notional amounts (1)	Carrying amounts		Change in value used for calculating hedge ineffectiveness
			Assets	Liabilities

		(In millions)
Interest rate risk
Interest rate swaps	Derivative financial instruments	¥8,117,678	¥110,604	¥246,482	¥(209,287)
Interest rate options	Derivative financial instruments	170,150	—	3,214	(9,551)
Stock price risk
Equity swaps	Derivative financial instruments	19,720	—	2,031	5,191

(1)
At March 31, 2022, the notional amount of interest rate swaps with remaining maturities more than 12 months that are designated hedging instruments against interest rate risk is ¥7,355,644 million out of ¥8,117,678 million in total, and that of interest rate options with remaining maturities more than 12 months that are designated hedging instruments against interest rate risk is ¥170,150 million

,equal to the total notional amount. That of equity swaps with remaining maturities more than 12 months that are designated hedging instruments against stock price risk is
 ¥19,720 million, equal to the total notional amount.

	Line item in the consolidated statements of financial position where the hedging instrument is included	At March 31, 2021			For the fiscal year ended March 31, 2021
		Notional amounts (1)	Carrying amounts		Change in value used for calculating hedge ineffectiveness
			Assets	Liabilities

		(In millions)
Interest rate risk
Interest rate swaps	Derivative financial instruments	¥6,199,507	¥222,553	¥46,666	¥(122,874)
Stock price risk
Equity swaps	Derivative financial instruments	33,675	—	2,690	(19,215)

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

The amounts related to items designated as hedged items at March 31, 2022 and 2021 were as follows:

	Line item in the consolidated statements of financial position where the hedged item is included	At March 31, 2022	For the fiscal year ended March 31, 2022
		Carrying amounts	Change in value used for calculating hedge ineffectiveness

		(In millions)
Interest rate risk
Debt instruments at FVOCI	Investment securities	¥1,256,768	¥(82,016)
Debt securities in issue	Debt securities in issue	6,569,461	294,332
Borrowings	Borrowings	106,489	6,842
Stock price risk
Equity instruments at fair value through other comprehensive income	Investment securities	21,355	(5,313)

	Line item in the consolidated statements of financial position where the hedged item is included	At March 31, 2021	For the fiscal year ended March 31, 2021
		Carrying amounts	Change in value used for calculating hedge ineffectiveness

		(In millions)
Interest rate risk
Debt securities in issue	Debt securities in issue	¥6,252,899	¥116,793
Borrowings	Borrowings	85,376	2,017
Stock price risk
Equity instruments at fair value through other comprehensive income	Investment securities	74,564	18,994
As for interest rate risk, the accumulated amount of fair value hedge adjustments on the hedged items was a loss of ¥83,788 million for assets at March 31, 2022 and were a profit of
¥265,701 million and a loss of ¥138,456
million for liabilities at March 31, 2022 and 2021, respectively. There wer
e no balances remaining in the consolidated statements of financial position for any hedged items that had ceased to be adjusted for hedging gains and losses at March 31, 2022 and 2021, respectively. As for stock price risk, the accumulated amount of fair value hedge adjustments on the hedged items were a loss of ¥14,821 million and a loss of ¥9,508 million at March 31, 2022 and 2021, respectively. There were no balances remaining in the consolidated statements of financial position for any hedged items that had ceased to be adjusted for hedging gains and losses at March 31, 2022 and 2021.

As for interest rate risk, hedge ineffectiveness was included in “Net trading income” in the consolidated income statements, and amounted to a profit of
¥320

million and a loss of ¥4,064 million for the fiscal years ended March 31, 2022 and 2021, respectively. As for stock price risk, hedge ineffectiveness was included in “Other comprehensive income—Equity instruments at fair value through other comprehensive income” in the consolidated statements of comprehensive income, and amounted to a loss of ¥122 million and a loss of ¥221 million for the fiscal years ended March 31, 2022 and 2021, respectively.
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
The Group’s fair value hedge relationships where IBOR-linked derivatives are designated as hedging instruments are directly affected by the interest rate benchmark reform. Those hedging instruments offset the risk exposure the Group aims to manage through hedge relationships. USD LIBOR is the significant interest rate benchmark to which hedging relationships are exposed. The notional amounts of hedging instruments directly affected by the interest rate benchmark reform were
¥5,669,889 million and ¥5,102,495 million at March 31, 2022 and 2021, respectively.
The Group put in place a Group-wide IBOR transition project team in May 2019 involving all the Group’s business lines and functions. This project team’s objective was to provide smooth and efficient global coordination for the transition from LIBOR to alternative reference rates, expected to take place by the end of 2021 or the mid-2023.
The project team formed working groups and work streams based on each region’s background for the IBOR transition project. The working groups and work streams executed the plans based on each region’s background for the IBOR transition project, while taking into consideration the common objective and achievement globally. As of March 31, 2022, necessary system developments and most of transition from the LIBOR setting ceasing at the end of 2021 to alternative reference rates, which were included in the project team’s primary tasks, were completed.
At March 31, 2022, the Group has assumed that remaining financial instruments, referencing USD LIBOR setting, are still exposed to uncertainty about the timing or the amount of interest rate benchmark-based cash flows of hedging instruments.
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
The tables below represents the amounts related to items designated as hedging instruments at March 31, 2022 and 2021.

	Line item in the consolidated statements of financial position where the hedging instrument is included	At March 31, 2022			For the fiscal year ended March 31, 2022
		Nominal amounts	Carrying amounts		Change in value used for calculating hedge ineffectiveness
			Assets	Liabilities

		(In millions)
Foreign exchange forward contracts	Derivative financial instruments	¥2,783,215	¥29,947	¥266,699	¥(191,493)
Foreign currency denominated financial liabilities	Debt securities in issue, Borrowings, Deposits	129,090	—	129,090	(11,846)

	Line item in the consolidated statements of financial position where the hedging instrument is included	At March 31, 2021			For the fiscal year ended March 31, 2021
		Nominal amounts	Carrying amounts		Change in value used for calculating hedge ineffectiveness
			Assets	Liabilities

		(In millions)
Foreign exchange forward contracts	Derivative financial instruments	¥1,963,691	¥5,269	¥91,422	¥(94,786)
Foreign currency denominated financial liabilities	Debt securities in issue, Borrowings, Deposits	91,401	—	91,401	(1,419)

The amounts related to items designated as hedged items for the fiscal years ended March 31, 2022 and 2021 were as follows:

	For the fiscal year ended March 31, 2022	At March 31, 2022
	Change in value used for calculating hedge ineffectiveness	Translating foreign operations reserve

	(In millions)
USD foreign operations	¥105,164	¥107,924
EUR foreign operations	56,049	94,548
THB foreign operations	14,481	34,874
Other foreign operations	27,645	48,324

Total	¥203,339	¥285,670

	For the fiscal year ended March 31, 2021	At March 31, 2021
	Change in value used for calculating hedge ineffectiveness	Translating foreign operations reserve

	(In millions)
USD foreign operations	¥15,137	¥2,760
EUR foreign operations	42,581	38,499
THB foreign operations	20,273	20,393
Other foreign operations	18,214	20,679

Total	¥96,205	¥82,331

The balances remaining in the foreign currency translation reserve from hedging relationships for which hedge accounting is no longer applied were ¥37,927 million and ¥37,813 million at March 31, 2022 and 2021, respectively.
Changes in the translating foreign operations reserve of ¥203,339 million and ¥96,205 million were offset by hedges of net investment in foreign operations for the fiscal years ended March 31, 2022 and 2021, respectively. There were no hedge ineffectiveness recognized in “Net trading income” for the fiscal years ended March 31, 2022 and 2021.
Credit derivatives
The Group enters into credit derivatives to manage the risk of its commercial banking credit portfolio containing loans by hedging economically, as well as diversifying the credit exposure in the portfolio, and to undertake credit loss protection transactions based on the needs from customers as financial intermediation. The tables below provide the notional amounts and the fair value of credit derivatives by purpose of transactions at March 31, 2022 and 2021.

	At March 31, 2022
	Protection purchased			Protection sold
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities

	(In millions)
Managing the Group’s credit risk portfolio	¥1,508,262	¥2,133	¥21,975	¥1,282,915	¥19,489	¥4,925
Facilitating client transactions	41,502	236	572	6,870	109	8

Total	¥1,549,764	¥2,369	¥22,547	¥1,289,785	¥19,598	¥4,933

	At March 31, 2021
	Protection purchased			Protection sold

	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities

	(In millions)
Managing the Group’s credit risk portfolio	¥1,401,115	¥643	¥25,841	¥1,423,170	¥23,399	¥1,863
Facilitating client transactions	50,902	310	839	20,445	207	2

Total	¥1,452,017	¥953	¥26,680	¥1,443,615	¥23,606	¥1,865

The following table summarizes the notional amounts of the Group’s credit derivative portfolio by type of counterparty at March 31, 2022 and 2021.

	At March 31, 2022		At March 31, 2021
	Protection purchased	Protection sold	Protection purchased	Protection sold

	(In millions)
Banks and broker-dealers	¥1,549,764	¥1,289,785	¥1,444,017	¥1,443,615
Insurance and other financial guaranty firms	—	—	8,000	—

Total	¥1,549,764	¥1,289,785	¥1,452,017	¥1,443,615

8	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS
Financial assets at fair value through profit or loss at March 31, 2022 and 2021 consisted of the following:

	At March 31,
	2022	2021

	(In millions)
Debt instruments	¥1,657,206	¥1,667,164
Equity instruments	38,379	77,684

Total financial assets at fair value through profit or loss	¥1,695,585	¥1,744,848

Debt instruments in financial assets at fair value through profit or loss mainly consist of investment funds. Equity instruments in financial assets at fair value through profit or loss mainly consist of non-trading
stocks held by the venture capital investment subsidiary.

9	INVESTMENT SECURITIES
The following table shows the amount of investment securities, which consist of debt instruments at amortized cost, debt instruments at fair value through other comprehensive income and equity instruments at fair value through other comprehensive income at March 31, 2022 and 2021.

	At March 31,
	2022	2021

	(In millions)
Debt instruments at amortized cost:
Domestic:
Japanese municipal bonds	¥25,741	¥22,300

Total domestic	25,741	22,300

Foreign:
Bonds issued by other governments and official institutions (1)	56,400	47,129
Other debt instruments	1,813	2,586

Total foreign	58,213	49,715

Total debt instruments at amortized cost	¥83,954	¥72,015

Debt instruments at fair value through other comprehensive income:
Domestic:
Japanese government bonds	¥15,774,197	¥14,293,611
Japanese municipal bonds	1,145,496	732,622
Japanese corporate bonds	948,992	725,895
Other debt instruments	311	310

Total domestic	17,868,996	15,752,438

Foreign:
U.S. Treasury and other U.S. government agency bonds	5,681,789	5,564,944
Bonds issued by other governments and official institutions (1)	2,997,588	2,994,032
Mortgage-backed securities	1,006,051	1,658,732
Other debt instruments	512,542	422,489

Total foreign	10,197,970	10,640,197

Total debt instruments at fair value through other comprehensive income	¥28,066,966	¥26,392,635

Equity instruments at fair value through other comprehensive income:
Domestic equity instruments	¥3,658,591	¥3,919,787
Foreign equity instruments	939,894	667,024

Total equity instruments at fair value through other comprehensive income	¥4,598,485	¥4,586,811

Total investment securities	¥32,749,405	¥31,051,461

(1)	Bonds issued by governments and official institutions excluding U.S. Treasury and other U.S. government agencies.

Designation of equity instruments as at fair value through other comprehensive income
The Group designates equity instruments, which are issued by its customers and not held for trading, as at fair value through other comprehensive income. Those equity instruments are held to establish, maintain, and strengthen business ties with those customers. Equity instruments at fair value through other comprehensive income at March 31, 2022 and 2021 consisted of the following:

	At March 31,
	2022	2021

	(In millions)
Listed	¥3,659,168	¥3,722,813
Unlisted	939,317	863,998

Total equity instruments at fair value through other comprehensive income	¥4,598,485	¥4,586,811

The investments in the listed equity instruments at fair value through other comprehensive income at March 31, 2022 and 2021 mainly consisted of the following:

At March 31, 2022

(In millions)
TOYOTA MOTOR CORPORATION	¥432,660
DAIKIN INDUSTRIES, LTD.	201,690
Ares Management Corporation	167,592
Kotak Mahindra Bank Limited	93,193
MITSUI & CO., LTD.	85,420
KUBOTA CORPORATION	82,922
ESR Cayman Limited (1)	78,076
FUJIFILM Holdings Corporation	70,355
ITOCHU Corporation	60,227
NIDEC CORPORATION	59,122
SG HOLDINGS CO., LTD.	58,262
Seven & i Holdings Co., Ltd.	57,162
Murata Manufacturing Co., Ltd.	55,412
DAIWA HOUSE INDUSTRY CO., LTD.	51,591
East Japan Railway Company	48,668
Sumitomo Realty & Development Co., Ltd.	46,640
DAIICHI SANKYO COMPANY, LIMITED	45,885
BRIDGESTONE CORPORATION	42,822
Jefferies Financial Group Inc.	42,222
Central Japan Railway Company	41,554
Asahi Group Holdings, Ltd.	35,813
Shionogi & Co., Ltd.	34,603
Mitsui Fudosan Co., Ltd.	34,015
GMO Payment Gateway, Inc.	31,470
DAIFUKU CO., LTD.	31,384
Mitsui O.S.K. Lines, Ltd.	30,780
NIPPON STEEL CORPORATION	28,415
SHIMANO INC.	28,155
Japan Exchange Group, Inc.	28,095
MINEBEA MITSUMI Inc.	27,542
KOITO MANUFACTURING CO., LTD.	27,077
ASAHI KASEI CORPORATION	26,993
TAISHO PHARMACEUTICAL HOLDINGS CO., LTD.	22,885

At March 31, 2022

(In millions)
Makita Corporation	22,825
West Japan Railway Company	22,808
TOYOTA TSUSHO CORPORATION	21,503
Oji Holdings Corporation	19,223
Stanley Electric Co., Ltd.	18,633
Sumitomo Metal Mining Co., Ltd.	18,491
OMRON Corporation	17,991
Idemitsu Kosan Co., Ltd.	17,357
ASICS Corporation	16,174
BANDAI NAMCO Holdings Inc.	15,514
TORAY INDUSTRIES, INC.	15,345
Block, Inc.	15,071
Tokyo Electric Power Company Holdings, Incorporated	14,479
Sekisui House, Ltd.	14,294
Chubu Electric Power Company, Incorporated	14,155
IBIDEN CO., LTD.	13,966
CME Group Inc.	13,738
Others	1,158,899

Total listed equity instruments at fair value through other comprehensive income	¥3,659,168

(1)	ESR Cayman Limited changed its trade name to ESR Group Limited on June 21, 2022.

At March 31, 2021

(In millions)
TOYOTA MOTOR CORPORATION	¥335,460
DAIKIN INDUSTRIES, LTD.	200,880
KUBOTA CORPORATION	90,717
Kotak Mahindra Bank Limited	86,823
NIDEC CORPORATION	81,483
NIPPON PAINT HOLDINGS CO., LTD.	79,747
Ares Management Corporation	75,247
FUJIFILM Holdings Corporation	68,852
DAIICHI SANKYO COMPANY, LIMITED	66,258
SG HOLDINGS CO., LTD.	63,932
Murata Manufacturing Co., Ltd.	60,361
MITSUI & CO., LTD.	59,085
Sumitomo Realty & Development Co., Ltd.	53,755
East Japan Railway Company	53,658
DAIWA HOUSE INDUSTRY CO., LTD.	52,236
ITOCHU Corporation	52,132
DAIFUKU CO., LTD.	44,232
Seven & i Holdings Co., Ltd.	43,887
Central Japan Railway Company	43,076
KOITO MANUFACTURING CO., LTD.	40,385
BRIDGESTONE CORPORATION	40,275
West Japan Railway Company	39,264
Japan Exchange Group, Inc.	39,257
Asahi Group Holdings, Ltd.	37,451

At March 31, 2021

(In millions)
GMO Payment Gateway, Inc.	36,723
Mitsui Fudosan Co., Ltd.	32,632
ASAHI KASEI CORPORATION	32,379
KOMATSU LTD.	30,332
MINEBEA MITSUMI Inc.	28,923
TAISHO PHARMACEUTICAL HOLDINGS CO., LTD.	28,767
Makita Corporation	27,523
Shionogi & Co., Ltd.	27,351
Stanley Electric Co., Ltd.	26,507
SHIMANO INC.	26,375
NIPPON STEEL CORPORATION	24,691
Square, Inc.	22,822
Oji Holdings Corporation	22,675
TOHO GAS CO., LTD.	22,568
OLYMPUS CORPORATION	22,217
TOYOTA TSUSHO CORPORATION	19,739
OMRON Corporation	18,924
Sumitomo Metal Mining Co., Ltd.	18,281
Sekisui House, Ltd.	17,727
TORAY INDUSTRIES, INC.	17,116
Sanwa Holdings Corporation	15,994
Chubu Electric Power Company, Incorporated	15,971
BROTHER INDUSTRIES, LTD.	14,838
TOYODA GOSEI CO., LTD.	14,684
Idemitsu Kosan Co., Ltd.	14,678
KAJIMA CORPORATION.	14,349
Others	1,319,574

Total listed equity instruments at fair value through other comprehensive income	¥3,722,813

Disposal of equity instruments at fair value through other comprehensive income

The Group sold equity instruments measured at fair value through other comprehensive income mainly in order to mitigate the impact of share price fluctuations on the Group’s financial base. The fair value of the equity instruments measured at fair value through other comprehensive income at the date of derecognition and the cumulative gain on disposal for the fiscal years ended March 31, 2022 and 2021 were as follows:

	For the fiscal year ended March 31,
	2022	2021

	(In millions)

Fair value of the equity instruments at fair value through other comprehensive income at the date of derecognition	¥298,397	¥115,260
Cumulative gain on disposal	139,675	46,897
The Group transferred the cumulative gain or loss related to the equity instruments that were derecognized or whose significant fair value decline reduced income tax expense for the current reporting period from “Other reserves” to “Retained earnings.” The transferred amount was ¥89,905 million and ¥34,886 million for the fiscal years ended March 31, 2022 and 2021, respectively.

10	LOANS AND ADVANCES
The following tables present loans and advances at March 31, 2022 and 2021.

	At March 31, 2022
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Total

	(In millions)
Loans and advances at amortized cost:
Gross loans and advances	¥100,846,789	¥3,700,816	¥1,406,094	¥105,953,699

Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net				(324,830)

Less: Allowance for loan losses	(162,919)	(247,020)	(583,115)	(993,054)

Carrying amount				¥104,635,815

	At March 31, 2021
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Total

	(In millions)
Loans and advances at amortized cost:
Gross loans and advances	¥94,155,246	¥3,498,733	¥1,171,576	¥98,825,555

Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net				(261,330)

Less: Allowance for loan losses	(170,156)	(255,909)	(423,222)	(849,287)

Carrying amount				¥97,714,938

For additional information on loans and advances and allowance for loan losses at March 31, 2022 and 2021, refer to Note 46 “Financial Risk Management.”

11	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES
The following table presents the Group’s principal associates and joint venture at March 31, 2022. Investments in associates and joint ventures of the Group are accounted for using the equity method unless they are held for sale.

Company Name	Country of Incorporation	Proportion of Ownership Interest (1)	Proportion of Voting Rights (1)	Main Business

		(%)	(%)
Principal Associates

PayPay Bank Corporation	Japan	46.5	46.5	Internet banking
The Bank of East Asia, Limited	China	19.6	19.6	Commercial banking
ACLEDA Bank Plc.	Cambodia	18.0	18.0	Commercial banking
Vietnam Export Import Commercial Joint Stock Bank	Vietnam	15.0	15.0	Commercial banking
Sumitomo Mitsui Auto Service Company, Limited	Japan	26.1	26.1	Leasing
SMBC Aviation Capital Limited	Ireland	32.0	32.0	Leasing
POCKET CARD CO., LTD.	Japan	20.0	20.0	Credit card
VPBank SMBC Finance Company Limited	Vietnam	49.0	49.0	Consumer lending
SAKURA KCS Corporation	Japan	29.7	29.7	System engineering and data processing
JSOL Corporation	Japan	50.0	50.0	System development and data processing
Sakura Information Systems Co., Ltd.	Japan	49.0	49.0	System engineering and data processing
China Post & Capital Fund Management Co., Ltd.	China	23.6	23.6	Investment management, and investment advisory and agency
Principal Joint Venture
Sumitomo Mitsui Finance and Leasing Company, Limited	Japan	50.0	50.0	Leasing

(1)	Percentages of proportion of ownership interest and proportion of voting rights have been truncated.
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

The Group has interests in a number of associates and joint ventures, none of which are regarded as individually material. The following table summarizes, in aggregate, the financial information of all individually immaterial associates and joint ventures that are accounted for using the equity method:

	At and for the fiscal year ended March 31,
	2022	2021

	(In millions)
Carrying amount of investments in associates and joint ventures	¥1,009,738	¥886,685
Share of:
Profit (loss) from continuing operations	(10,838)	36,373
Other comprehensive income	31,835	9,335
Total comprehensive income	20,997	45,708
There are no significant restrictions on the ability of associates or joint ventures to transfer funds to the Group in the form of cash dividends, repayment of loans and advances.

12	PROPERTY, PLANT AND EQUIPMENT
The table below shows the changes in property, plant and equipment for the fiscal years ended March 31, 2022 and 2021.

	Assets for rent	Land	Buildings	Right of use assets	Others	Total

	(In millions)
Cost	¥571,346	¥467,636	¥759,576	¥484,431	¥414,212	¥2,697,201
Accumulated depreciation and impairment losses	(104,886)	(5,150)	(424,648)	(107,673)	(290,233)	(932,590)

Net carrying amount at April 1, 2020	466,460	462,486	334,928	376,758	123,979	1,764,611

Additions	11,092	—	18,664	93,162	84,848	207,766
Acquisition of subsidiaries and businesses	—	—	60	—	9	69
Disposals	(2,305)	(8,784)	(8,715)	(6,243)	(1,311)	(27,358)
Depreciation	(15,493)	—	(22,340)	(93,793)	(21,312)	(152,938)
Impairment losses	—	(314)	(9,053)	(322)	(1,270)	(10,959)
Exchange differences	(23,768)	909	598	3,200	1,400	(17,661)
Others	1,749	33,363	49,821	240	(94,042)	(8,869)

Net carrying amount	437,735	487,660	363,963	373,002	92,301	1,754,661

Cost	551,598	492,499	809,153	536,305	397,768	2,787,323
Accumulated depreciation and impairment losses	(113,863)	(4,839)	(445,190)	(163,303)	(305,467)	(1,032,662)

Net carrying amount at March 31, 2021	437,735	487,660	363,963	373,002	92,301	1,754,661

Additions	15,951	—	19,802	90,791	47,899	174,443
Acquisition of subsidiaries and businesses	—	2	—	2,622	658	3,282
Disposals	(18,287)	(1,452)	(973)	(6,906)	(1,675)	(29,293)
Depreciation	(17,165)	—	(22,736)	(93,734)	(21,726)	(155,361)
Impairment losses	(28,279)	(1,050)	(14,092)	—	(287)	(43,708)
Exchange differences	44,420	258	1,281	9,610	5,386	60,955
Others	754	581	5,810	50	(9,178)	(1,983)

Net carrying amount	435,129	485,999	353,055	375,435	113,378	1,762,996

Cost	608,839	491,127	811,107	577,603	428,677	2,917,353
Accumulated depreciation and impairment losses	(173,710)	(5,128)	(458,052)	(202,168)	(315,299)	(1,154,357)

Net carrying amount at March 31, 2022	¥435,129	¥485,999	¥353,055	¥375,435	¥113,378	¥1,762,996

The impairment losses on property, plant and equipment are included in “Other expenses” in the consolidated income statements.
The Group had ¥6,587 million and ¥8,532 million of contractual commitments to acquire property, plant and equipment at March 31, 2022 and 2021, respectively.
Recognition of Impairment Losses
The Group recognized impairment loss
es
of
¥43,708
million for the fiscal year ended March 31, 2022, which principally consists of
¥28,279
million for assets for rent, mainly railcars to be leased in the railcar leasing business in the United States, and
¥14,092
million for buildings, including ¥5,016 million for buildings belonging to the SMBC retail banking unit.

For

the fiscal year ended March 31, 2022, the market and economic environment adversely affected the profitability of the railcar leasing business in the United States, and led the Group to recognize impairment losses on the railcars to be leased. To determine whether they might be impaired, the Group identified the cash-generating units based on similarities in the nature and use in the railcar leasing business. The recoverable amount of those impaired assets was principally determined based on the value in use. The discount rate used to estimate the recoverable amount of the assets for rent was approximately
5
%.
For the fiscal year ended March 31, 2022, the
COVID-19
pandemic adversely affected the profitability of the SMBC retail banking unit, and led the Group to recognize impairment losses on buildings belonging to the SMBC retail banking unit, accompanying impairment losses on software as described in Note 14 “Intangible Assets.”

13	LEASES
As Lessee
The Group leases land and buildings, office equipment, and other tangible and intangible assets from third parties under lease contracts.
Right of use assets
The carrying amount of right of use assets at March 31, 2022 and 2021 consisted of the following:

	Net carrying amount		Depreciation
	At March 31,		For the fiscal year ended March 31,
	2022	2021	2022	2021

	(In millions)
Land and buildings	¥348,331	¥341,256	¥81,692	¥81,930
Other tangible assets (1)	27,104	31,746	12,042	11,863
Intangible assets (2)	6,605	6,949	4,587	3,239

Total	¥382,040	¥379,951	¥98,321	¥97,032

(1)	Other tangible assets include mainly office equipment, machinery and vehicles.
(2)	Intangible assets include mainly software.
The additions of right of use assets for the fiscal years ended March 31, 2022 and 2021 were ¥95,033 million and ¥94,157 million, respectively. The Group leases mainly land and buildings for its head offices and branches.
Lease liabilities
The maturity analysis of lease liabilities at March 31, 2022 and 2021 were as follows:

	At March 31, 2022	At March 31, 2021

	(In millions)
Not later than one year	¥76,068	¥82,237
Later than one year and not later than five years	181,334	178,977
Later than five years	143,672	134,738

Total	401,074	395,952
Less: Future interest charges	(17,367)	(15,311)

Lease liabilities (1)	¥383,707	¥380,641

(1)	Lease liabilities is included in “Borrowings” in the consolidated statements of financial position. See Note 19 “Borrowings.”

For the fiscal years ended March 31, 2022 and 2021, ¥3,061 million and ¥2,808 million were recognized as interests on lease liabilities, respectively and ¥99,095 million and ¥98,421 million were recognized as total cash outflow for leases, respectively.
As Lessor
The Group leases assets to third parties under finance leases or operating leases, including machinery, equipment, aircraft, vessel and property.
Finance lease receivable
The maturity analysis of the lease payments receivable, showing the undiscounted lease payments to be received at March 31, 2022 and 2021 were as follows:

	At March 31, 2022
	Undiscounted lease payments	Unearned finance income	Discounted lease payments (1)	Unguaranteed residual values (1)

	(In millions)
Not later than one year	¥48,883	¥9,787	¥39,096	¥1,205
Later than one year and not later than two years	34,612	8,865	25,747	903
Later than two years and not later than three years	24,634	7,833	16,801	14,695
Later than three years and not later than four years	51,422	7,361	44,061	1,186
Later than four years and not later than five years	17,818	7,991	9,827	12,634
Later than five years	200,728	69,418	131,310	11,108

Total	¥378,097	¥111,255	¥266,842	¥41,731

	At March 31, 2021
	Undiscounted lease payments	Unearned finance income	Discounted lease payments (1)	Unguaranteed residual values (1)

	(In millions)
Not later than one year	¥45,950	¥10,003	¥35,947	¥5,283
Later than one year and not later than two years	33,889	9,418	24,471	12,113
Later than two years and not later than three years	39,618	8,507	31,111	3,156
Later than three years and not later than four years	42,137	7,197	34,940	10,755
Later than four years and not later than five years	45,051	6,444	38,607	5,297
Later than five years	186,650	69,054	117,596	12,390

Total	¥393,295	¥110,623	¥282,672	¥48,994

(1)	Discounted lease payments and unguaranteed residual values are included in “Loans and advances” in the consolidated statements of financial position.
Accumulated allowance for net investment in the lease amounting to ¥467 million and ¥1,072 million were measured under IFRS 9 at March 31, 2022 and 2021, respectively. For the fiscal years ended March 31, 2022 and 2021, ¥8,554 million and ¥9,514 million were recognized as finance income on net investment in the lease, respectively.

Operating lease receivable
The total amounts of the future minimum lease payments receivable under non-cancellable
operating leases at March 31, 2022 and 2021 were as follows:

	At March 31, 2022	At March 31, 2021

	(In millions)
Not later than one year	¥27,907	¥26,602
Later than one year and not later than two years	19,710	20,210
Later than two years and not later than three years	14,215	13,248
Later than three years and not later than four years	9,363	9,123
Later than four years and not later than five years	5,910	5,763
Later than five years	11,049	10,416

Total	¥88,154	¥85,362

For the fiscal years ended March 31, 2022 and 2021, ¥32,733 million and ¥34,426 million were recognized as income from operating leases, respectively.

14	INTANGIBLE ASSETS
Goodwill
The table below shows the changes in goodwill by business segment for the fiscal years ended March 31, 2022 and 2021.

	Retail Business Unit	Global Business Unit	Head office account and others	Total

	(In millions)
Gross amount of goodwill (1)	¥61,952	¥3,864	¥240,635	¥306,451
Accumulated impairment losses (1)	—	—	(62,624)	(62,624)

Net carrying amount at March 31, 2020	61,952	3,864	178,011	243,827

Impairment losses	—	—	(42,398)	(42,398)
Exchange differences	—	586	1,876	2,462

Net carrying amount	61,952	4,450	137,489	203,891
Gross amount of goodwill (1)	61,952	4,450	242,511	308,913
Accumulated impairment losses (1)	—	—	(105,022)	(105,022)

Net carrying amount at March 31, 2021	61,952	4,450	137,489	203,891

Acquisitions (2)	—	—	179,197	179,197
Exchange differences	—	527	12,664	13,191

Net carrying amount	61,952	4,977	329,350	396,279
Gross amount of goodwill (1)	61,952	4,977	434,372	501,301
Accumulated impairment losses (1)	—	—	(105,022)	(105,022)

Net carrying amount at March 31, 2022	¥61,952	¥4,977	¥329,350	¥396,279

(1)	The goodwill which all amounts have been impaired is excluded from gross amount of goodwill and accumulated impairment losses.
(2)
The Group recognized goodwill of ¥179,197 million in Head office account and others resulting from the acquisition of Fullerton India Credit Company Limited (“Fullerton India”) on November 30, 2021. For additional information, refer to Note 50 “Acquisitions.”

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
At March 31, 2022, the Group allocated goodwill to the Retail Business Unit of SMBC Consumer Finance Co., Ltd. (“SMBC Consumer Finance”) amounting to ¥56,692 million and to the Head office account and others of SMBC Nikko Securities Inc. (“SMBC Nikko Securities”), Sumitomo Mitsui DS Asset Management Company, Limited (“SMDAM”) and Fullerton India amounting to
¥109,629 million and ¥12,678
million and ¥190,986 million, respectively.
At March 31, 2021, the Group allocated goodwill to the Retail Business Unit of SMBC Consumer Finance amounting to ¥56,692 million and to the Head office account and others of SMBC Nikko Securities and SMDAM amounting to ¥109,629 million and ¥12,678 million, respectively.
The aggregate amounts of other goodwill were ¥26,294 million and ¥24,892 million at March 31, 2022 and 2021, respectively, and they were not considered individually significant.
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
Fair value less costs to sell
: The fair value less costs to sell is determined using an observable market price in the active market or unobservable inputs for the cash-generating unit at the date of the impairment test.
Value in use
: The value in use is determined based on discounted future cash flows, which are based on the financial plans which have been approved by management and which are valid when the impairment test is performed. The financial plans are prepared taking into account the current economic and regulatory environment, direction of the regulation and business forecasts of the individual cash-generating units. The Group determined the recoverable amounts of the primary cash-generating units based on the value in use.
The financial plans, which are used to estimate the cash flow projections of the cash-generating units, cover three to five years. The cash flow projections beyond the period covered by the financial plans are extrapolated by applying the appropriate growth rates in perpetuity.

Key assumptions used in impairment testing
The key assumptions used for the value in use calculations for the fiscal years ended March 31, 2022 and 2021 were as follows:

	SMBC Nikko Securities	SMBC Consumer Finance	SMDAM	Fullerton India
For the fiscal year ended March 31, 2022:
Pre-tax discount rate	8.80%	9.53%	12.40%	17.00%
Growth rate	1.00%	1.00%	1.00%	8.30%
For the fiscal year ended March 31, 2021:
Pre-tax discount rate	8.42%	9.73%	12.80%	—%
Growth rate	1.00%	1.00%	1.00%	—%

Management considers that the
pre-tax
discount rates and the growth rates are the most sensitive key assumptions to determine the value in use of the cash-generating units.
Pre-tax
discount rate
: The
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
Growth rate
: The growth rates used to estimate the cash flow projections beyond the period covered by the financial plans, which shall cover a maximum period of five years, are determined based on the expected long-term inflation rate and long-term average growth rates for the industries. The growth rate does not exceed the long-term growth rate for the industry in which the cash-generating unit operates.
Management believes that there were no reasonably possible changes in any of the key assumptions that would lead to the recoverable amounts of the cash-generating units being below these carrying amounts for the fiscal years ended March 31, 2022 and 2021.

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
The impairment losses on goodwill are included in “Other expenses” in the consolidated income statements.

Other intangible assets
The table below shows the changes in other intangible assets for the fiscal years ended March 31, 2022 and 2021.

	Internally generated software	Purchased software	Contractual customer relationships	Trademarks	Other intangibles	Total

	(In millions)
Cost	¥726,459	¥379,524	¥187,705	¥54,329	¥116,951	¥1,464,968
Accumulated amortization and impairment losses	(419,401)	(246,175)	(112,608)	(45,687)	(49,447)	(873,318)

Net carrying amount at April 1, 2020	307,058	133,349	75,097	8,642	67,504	591,650

Additions	117,470	51,886	—	—	9,920	179,276
Acquisition of subsidiaries and businesses	—	8	—	—	2	10
Disposals	(27)	(1,027)	—	—	(25)	(1,079)
Amortization	(90,580)	(43,931)	(11,982)	(931)	(9,744)	(157,168)
Impairment losses	—	(447)	—	—	(1)	(448)
Exchange differences	134	1,380	2,081	1,167	3,344	8,106
Others	584	(496)	—	—	(4,606)	(4,518)

Net carrying amount	334,639	140,722	65,196	8,878	66,394	615,829

Cost	788,808	412,032	189,900	55,573	125,913	1,572,226
Accumulated amortization and impairment losses	(454,169)	(271,310)	(124,704)	(46,695)	(59,519)	(956,397)

Net carrying amount at March 31, 2021	334,639	140,722	65,196	8,878	66,394	615,829

Additions	125,824	59,913	—	—	13,341	199,078
Acquisition of subsidiaries and businesses	—	1,030	5,504	—	45	6,579
Disposals	(1,149)	(1,728)	—	—	(414)	(3,291)
Amortization	(95,604)	(46,200)	(12,315)	(885)	(10,840)	(165,844)
Impairment losses	(49,304)	(6,512)	—	—	—	(55,816)
Exchange differences	551	2,282	1,874	994	2,771	8,472
Others	918	(4,913)	—	—	(4,442)	(8,437)

Net carrying amount	315,875	144,594	60,259	8,987	66,855	596,570

Cost	841,775	467,821	188,183	56,693	110,355	1,664,827
Accumulated amortization and impairment losses	(525,900)	(323,227)	(127,924)	(47,706)	(43,500)	(1,068,257)

Net carrying amount at March 31, 2022	¥315,875	¥144,594	¥60,259	¥8,987	¥66,855	¥596,570

The impairment losses on other intangible assets are included in “Other expenses” and the amortization expenses of other intangible assets are included in “General and administrative expenses” in the consolidated income statements.

The
amounts of research and development expenditure recognized as expenses for the fiscal years ended March 31, 2022, 2021 and 2020 were ¥35 million, ¥60 million and ¥78 million, respectively, and they were included in “General and administrative expenses” in the consolidated income statements.
Other intangibles at March 31, 2022 and 2021 include leasehold rights, amounting to ¥6,639 million and ¥6,619 million, respectively, which are rights to use land for the purpose of owning the buildings. Since the Group has a long history of renewal, these contracts are not expected to be terminated in the foreseeable future. Leasehold rights are expected to generate cash flows for an indefinite period of time. They are not amortized but are tested for impairment annually, irrespective of whether there is any indication of impairment.

Recognition of Impairment Losses
The Group recognized impairment losses
 of ¥55,816 million for the fiscal year ended March 31, 2022, which consists of ¥49,304 million for internally generated software and ¥6,512 million for purchased software, including ¥32,678 million for software belonging to the SMBC retail banking unit and impairment losses for software belonging to the SMBC Trust Bank’s retail banking business unit.
For the fiscal year ended March 31, 2022, the
COVID-19
pandemic adversely affected the profitability of the SMBC retail banking unit, and led the Group to recognize impairment losses on software and buildings belonging to the SMBC retail banking unit. The Group recognized the software as corporate assets. To determine whether the software belonging to the SMBC retail banking unit might be impaired, the Group identified each branch belonging to the SMBC retail banking unit based on the framework for managerial accounting as the cash-generating unit, and allocated the software to the group of cash-generating units, which is the SMBC retail banking unit. The Group compared the carrying amount of that group of cash-generating units, including the carrying amount of the software allocated to that group of units, with the recoverable amount of that group of units. As a result, the Group reduced the carrying amount of that group of units to the recoverable amount, and recognized impairment losses on software and buildings. The recoverable amount of ¥136,328 million was determined based on the fair value less costs to sell, which is mainly the fair value of land and buildings belonging to the SMBC retail banking unit, because it was higher than the value in use calculated from the estimated future cash flows based on business plan of the SMBC retail banking unit, considering profit or loss under managerial accounting with some assumptions mainly of the balance of housing loans which is one of products the unit provides. The fair values were determined based on market values provided by independent valuation appraisers having the appropriate recognized professional qualifications and recent experience in the locations and categories of properties being valued. The fair values were categorized as level 3 of the fair value hierarchy
.
In addition, the Group recognized impairment losses on software belonging to the SMBC Trust Bank’s retail banking business unit. The Group recognized the software as corporate assets. To determine whether they might be impaired, the Group allocated the software to the group of cash-generating units, which is the SMBC Trust Bank’s retail banking business unit, and compared the carrying amount of that group of cash-generating units, including the carrying amount of the software allocated to that group of units, with the recoverable amount of that group of units. The recoverable amount was determined based on the value in use considering the estimated future cash flows. The discount rate used to estimate the value in use of SMBC Trust Bank’s retail banking business unit was approximately
 7
%.

15	OTHER ASSETS
Other assets at March 31, 2022 and 2021 consisted of the following:

	At March 31,
	2022	2021

	(In millions)
Prepaid expenses	¥89,783	¥73,737
Accrued income	353,673	308,024
Receivables from brokers, dealers and customers for securities transactions	1,505,359	1,294,607
Cash collateral provided for derivative and other financial transactions	2,620,665	2,000,222
Retirement benefit assets	553,118	518,934
Security deposits	83,903	87,578
Others	857,406	662,529

Total other assets	¥6,063,907	¥4,945,631

16	DEPOSITS
Deposits at March 31, 2022 and 2021 consisted of the following:

	At March 31,
	2022	2021

	(In millions)
Non-interest-bearing demand deposits	¥30,967,878	¥28,269,215
Interest-bearing demand deposits	71,508,201	68,635,578
Deposits at notice	12,036,543	11,462,658
Time deposits	25,137,738	25,818,987
Negotiable certificates of deposit	13,069,797	12,570,618
Others (1)	9,873,335	8,736,598

Total deposits	¥162,593,492	¥155,493,654

(1)	Others include, among other items, foreign currency deposits in domestic offices and Japanese yen accounts held by foreign depositors in domestic offices.

17	TRADING LIABILITIES
Trading liabilities at March 31, 2022 and 2021 consisted of the following:

	At March 31,
	2022	2021
	(In millions)
Debt instruments “short position”	¥3,152,043	¥2,002,591
Equity instruments “short position”	29,949	78,235

Total trading liabilities	¥3,181,992	¥2,080,826

Trading liabilities include the instruments classified as held for trading. Trading debt instruments mainly consist of Japanese government bonds. Trading equity instruments mainly consist of publicly traded Japanese stocks.

18	FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS
Financial liabilities designated at fair value through profit or loss at March 31, 2022 and 2021 consisted of the following:

	At March 31,
	2022	2021

	(In millions)
Borrowings	¥72,470	¥24,971
Debt securities in issue	383,264	214,548

Total financial liabilities designated at fair value through profit or loss	¥455,734	¥239,519

The Group applies a fair value option to certain financial liabilities which were issued by the Group’s securities subsidiary. As part of risk management, the Group enters into derivative transactions to offset the profit or loss of financial liabilities containing embedded derivatives, designated at fair value through profit or loss (“FVPL”) under the fair value option. The carrying amounts of those financial liabilities at March 31, 2021 and March 31, 2022 were
¥2,980 million more and ¥53,814 million less than the contractual amounts required to be paid at maturity, respectively. The cumulative profits (losses) arising from changes in own credit risk of those financial liabilities were increased by ¥5,729 million from losses of ¥4,981 million at March 31, 2021 to profits of ¥748 million at March 31, 2022.

19	BORROWINGS
Borrowings at March 31, 2022 and 2021 consisted of the following:

	At March 31,
	2022	2021

	(In millions)
Unsubordinated borrowings	¥18,766,117	¥17,565,291
Subordinated borrowings	234,680	249,833
Liabilities associated with securitization transactions	1,200,147	1,227,590
Lease liabilities	383,707	380,641

Total borrowings	¥20,584,651	¥19,423,355

20	DEBT SECURITIES IN ISSUE
Debt securities in issue at March 31, 2022 and 2021 consisted of the following:

		At March 31,
	Interest rate	2022	2021

		(In millions)
SMFG:
Unsubordinated bonds:
Unsubordinated bonds, payable in United States dollars, due 2021-2052	0.00%-4.31%	¥5,325,808	¥4,793,038
Unsubordinated bonds, payable in euros, due 2022-2033	0.00%-1.72%	825,503	891,662
Unsubordinated bonds, payable in Australian dollars, due 2022-2028	1.22%-4.13%	177,013	252,135
Unsubordinated bonds, payable in Hong Kong dollars, due 2028	3.54%	4,638	4,493
Subordinated bonds:
Subordinated bonds, payable in Japanese yen, due 2024-2030	0.30%-1.33%	471,753	605,472
Subordinated bonds, payable in United States dollars, due 2024-2041	2.14%-4.44%	451,272	342,931

Total SMFG		7,255,987	6,889,731

SMBC:
Commercial paper	(0.60%)-1.46%	1,229,180	978,109
Unsubordinated bonds:
Unsubordinated bonds, payable in United States dollars, due 2021-2045	2.80%-4.30%	542,129	576,458
Unsubordinated bonds, payable in euros, due 2022-2023	1.00%-2.75%	68,124	162,788
Unsubordinated bonds, payable in Australian dollars, due 2023-2025	2.90%-3.67%	12,048	11,408
Unsubordinated bonds, payable in Hong Kong dollars, due 2022-2025	2.55%-2.92%	11,672	23,722
Unsubordinated bonds, payable in Thai baht, due 2021	2.66%	—	7,080
Unsubordinated bonds, payable in Chinese yuan, due 2023	3.20%	19,239	16,828
Subordinated bonds:
Subordinated bonds, payable in Japanese yen, due 2021-2026	1.56%-2.21%	59,996	139,935
Subordinated bonds, payable in United States dollars, due 2022	4.85%	—	169,024

Total SMBC		1,942,388	2,085,352

Other subsidiaries:
Commercial paper	(0.01%)-1.21%	1,195,399	1,347,181
Unsubordinated bonds:
Unsubordinated bonds, payable in Japanese yen, due 2021-2050	0.01%-19.81%	165,051	252,354
Unsubordinated bonds, payable in United States dollars, due 2021-2037	0.01%-3.80%	205,438	197,654
Unsubordinated bonds, payable in euros, due2023-2029	0.01%-0.55%	444,969	422,121
Unsubordinated bonds, payable in Indonesian rupiah, due 2022-2024	7.55%-7.75%	8,474	7,553
Unsubordinated bonds, payable in Australian dollars, due 2021-2028	0.01%-0.75%	532	1,179
Unsubordinated bonds, payable in Turkish lira, due 2021-2023	0.01%-15.00%	822	2,444
Unsubordinated bonds, payable in Chinese yuan, due 2021-2022	0.00%	62,982	3,031
Unsubordinated bonds, payable in Indian rupee, due 2022-2029	5.50%-11.40%	126,395	—
Subordinated bonds:
Subordinated bonds, payable in Japanese yen, due 2028	4.00%-4.15%	20,000	20,000

Total other subsidiaries		2,230,062	2,253,517

Total debt securities in issue		¥11,428,437	¥11,228,600

Interest rates represent the contractual interest rates that were applied at March 31, 2022 and 2021, and thus do not represent the actual effective interest rates.
The following table presents the movement in Subordinated bonds for the fiscal years ended March 31, 2022 and 2021.

	For the fiscal year ended March 31,
	2022	2021

	(In millions)
Subordinated bonds at beginning of period (1)	¥1,277,362	¥1,554,915
Cash flows:
Proceeds from issuance of subordinated bonds	95,533	90,135
Redemption of subordinated bonds	(382,600)	(361,820)
Non-cash changes:
Foreign exchange translations	47,143	14,201
Others	(34,417)	(20,069)

Subordinated bonds at end of period (1)	¥1,003,021	¥1,277,362

(1)	The balances are comprised of subordinated bonds issued by SMFG, SMBC and other subsidiaries.

21	PROVISIONS
The following table presents movements by class of provisions for the fiscal years ended March 31, 2022 and 2021.

	Provision for interest repayment	Other provisions	Total

	(In millions)
Balance at April 1, 2020	¥143,429	¥56,624	¥200,053
Additional provisions	39,000	34,374	73,374
Amounts used	(40,572)	(8,418)	(48,990)
Unused amounts reversed	(559)	(27)	(586)
Amortization of discount and effect of change in discount rate	(97)	147	50
Others	—	373	373

Balance at March 31, 2021	141,201	83,073	224,274

Additional provisions	32,000	20,725	52,725
Amounts used	(37,674)	(10,648)	(48,322)
Unused amounts reversed	—	(655)	(655)
Amortization of discount and effect of change in discount rate	(404)	145	(259)
Others	—	21	21

Balance at March 31, 2022	¥135,123	¥92,661	¥227,784

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
and gray zone interest was abolished.
The provision for interest repayment is calculated by estimating the future claims for the refund of gray zone interest, taking into account historical experience such as the number of customer claims for a refund, the amount of repayments and the characteristics of customers, and the length of the period during which claims are expected to be received in the future. Of these historical experiences, the number of customer claims for the refund has a significant effect on the amount of the provision, and the historical number of customer claims to the Group was 91 thousand, 89 thousand and 95 thousand for the fiscal years ended March 31, 2022, 2021 and 2020, respectively. The timing of the settlement of these claims is uncertain.
The decrease in the provision for interest repayment for the fiscal year ended March 31, 2022 was primarily due to the use of the provision during the year, which was partially offset by additional provisions as a result of the estimation of the future claims for the refund.
Other Provisions
Other provisions include asset retirement obligations and provisions for loan commitments, reimbursement of deposits, point programs and litigation claims. Most of these provisions occurred in the normal course of business and none of them were individually significant at March 31, 2022 and 2021.

22	OTHER LIABILITIES
Other liabilities at March 31, 2022 and 2021 consisted of the following:

	At March 31,
	2022	2021

	(In millions)

Accrued expenses	¥365,367	¥320,850
Unearned income	86,519	105,510
Financial guarantees and other credit-related contingent liabilities	37,241	34,227
Due to trust account	1,814,781	1,732,438
Payables to brokers, dealers and customers for securities transactions	1,528,716	2,504,422
Payables related to credit card services	885,022	743,514
Obligations from factoring transactions	482,346	479,963
Retirement benefit liabilities	44,622	38,881
Guarantee deposits received	727,668	746,465
Others	2,414,492	2,071,232

Total other liabilities	¥8,386,774	¥8,777,502

23	DEFERRED INCOME TAX
The changes of net deferred tax assets and liabilities for the fiscal years ended March 31, 2022 and 2021 were as follows:

	For the fiscal year ended March 31,
	2022	2021
	(In millions)
At beginning of period	¥(370,577)	¥36,015
Deferred tax benefit (expense)	29,453	(43,660)
Deferred tax relating to other comprehensive income:
Remeasurements of defined benefit plans reserve	(10,027)	(100,427)
Financial instruments at fair value through other comprehensive income reserve	135,022	(266,255)
Own credit on financial liabilities designated at fair value through profit or loss reserve	(1,754)	1,525
Exchange differences on translating foreign operations reserve	(8,934)	(3,921)
Acquisition and disposal of subsidiaries and businesses	12,825	5
Exchange differences and others	13,693	6,141

At end of period	¥(200,299)	¥(370,577)

The deferred tax assets and liabilities at March 31, 2022 and 2021 were attributable to the following items:

	At March 31,
	2022	2021
	(In millions)
Deferred tax assets:
Loans and advances	¥451,720	¥389,209
Tax losses carried forward	76,223	63,563
Provision for interest repayment	37,826	39,386
Retirement benefits	12,081	10,130
Investment securities	16,811	207
Derivative financial instruments	—	49,076
Other deductible temporary differences	137,170	127,720

Total deferred tax assets	731,831	679,291

Deferred tax liabilities:
Investment securities	637,052	780,118
Retirement benefits	81,051	76,821
Property, plant and equipment	66,521	65,483
Goodwill and intangible assets	55,948	60,145
Derivative financial instruments	6,536	—
Lease transactions	6,509	7,399
Other taxable temporary differences	78,513	59,902

Total deferred tax liabilities	932,130	1,049,868

Net deferred tax assets (liabilities) (1)	¥(200,299)	¥(370,577)

(1)
Deferred tax assets and deferred tax liabilities are offset in the consolidated statements of financial position if the entity has a legally enforceable right to set off current tax assets against current tax liabilities, and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on the same taxable entity.

The Company had adopted the consolidated
corporate-tax
system in Japan. Under the consolidated
corporate-tax
system, the taxable profits or losses on a consolidated basis were calculated by aggregating those of the parent company and its wholly owned domestic subsidiaries (a “tax consolidated group”), and any unused tax losses carried forward, except for certain specified consolidated tax losses carried forward, by one company could be used by another company within the tax consolidated group for Japanese national corporation tax purposes. Therefore, the deferred tax assets relating to deductible temporary differences and tax losses carried forward were recognized on a consolidated basis, but only to the extent that it was probable that future consolidated taxable profits would be available against which the deductible temporary differences and tax losses carried forward could be utilized.
On March 31, 2020, the Government of Japan promulgated an amendment to the Corporation Tax Act, which revised the consolidated corporate-tax
system and shifted to the group aggregation system. Under the group aggregation system, each company in the tax group will individually file its own tax returns while maintaining certain system to aggregate profits and losses within the group company. The amendments were effective for fiscal years beginning on or after April 1, 2022 and are not expected to have a material impact on the Group’s consolidated financial statements.
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
The following table shows the amounts of deductible temporary differences and tax losses carried forward by expiration date at March 31, 2022 and 2021 for which no deferred tax assets were recognized.

	At March 31,
	2022	2021
	(In millions)
Deductible temporary differences	¥269,907	¥229,111
Tax losses carried forward which will expire in 1 year	37,370	56,745
2 years	37,697	49,388
3 years	23,076	37,702
4 years	14,971	23,082
5 years	60,240	16,054
6 years	—	60,252
7 years	137,196	—
8 years	46,498	137,202
9 years	41,997	46,457
10 years and thereafter	48,462	47,129

Total deductible temporary differences and tax losses carried forward (1)	¥717,414	¥703,122

(1)
Under the consolidated
corporate-tax
system, the Company and its wholly owned domestic subsidiaries recognized deferred tax assets relating to deductible temporary differences and tax losses carried forward on a consolidated basis for Japanese national corporation tax purposes and on a stand-alone basis for Japanese local corporation tax purposes. There are deductible temporary differences and tax losses carried forward on which deferred tax assets are recognized for Japanese national corporation tax purposes, but on which no deferred tax assets are recognized for Japanese local corporation tax purposes. These deductible temporary differences and tax losses carried forward amounted to ¥268,407 million and ¥216,294 million at March 31, 2022 and 2021, respectively.

In addition to the above table, the Group does not recognize deferred tax assets for deductible temporary differences related to investments in subsidiaries, associates and joint ventures where the Company has no intention to reverse these differences in the foreseeable future. The amount of those deductible temporary differences was ¥833 billion and ¥1,041 billion at March 31, 2022 and 2021, respectively.
At March 31, 2022 and 2021, the taxable temporary differences associated with investments in subsidiaries, associates and joint ventures for which deferred tax liabilities had not been recognized
amounted to
 ¥3,307 billion and ¥2,787 billion, respectively. The Company can control the timing of

reversal of the temporary differences and it is probable that they will not be reversed in the foreseeable future.
Deferred tax benefit and expense for the fiscal years ended March 31, 2022 and 2021 were attributable to the following temporary differences and tax losses carried forward:

	For the fiscal year ended March 31,
	2022	2021
	(In millions)

Derivative financial instruments	¥(51,209)	¥(48,773)
Loans and advances	43,680	34,953
Property, plant and equipment	14,706	(11,218)
Investment securities	25,869	(36,714)
Retirement benefits	7,896	(5,881)
Tax losses carried forward	6,576	(2,491)
Goodwill and intangible assets	5,583	4,428
Lease transactions	1,602	1,171
Provision for interest repayment	(1,561)	(541)
Other temporary differences—net	(23,689)	21,406

Total deferred tax benefit (expense)	¥29,453	¥(43,660)

24	RETIREMENT BENEFITS
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
The amounts of the retirement benefit liabilities and the retirement benefit assets recognized in the consolidated statements of financial position at March 31, 2022 and 2021 were determined as follows:

	At March 31,
	2022	2021

	(In millions)
Present value of unfunded obligations	¥(32,948)	¥(32,872)
Present value of funded obligations	(1,083,182)	(1,114,185)
Fair value of plan assets	1,642,554	1,627,110

Net retirement benefit assets (liabilities) before the asset ceiling	¥526,424	¥480,053

Effect of the asset ceiling	17,928	—

Net retirement benefit assets (liabilities)	¥508,496	¥480,053

Of which retirement benefit liabilities included in “Other liabilities”	¥(44,622)	¥(38,881)
Of which retirement benefit assets included in “Other assets”	¥553,118	¥518,934

The movements in the defined benefit obligations for the fiscal years ended March 31, 2022 and 2021 were as follows:

	For the fiscal year ended March 31,
	2022	2021

	(In millions)
At beginning of period	¥1,147,057	¥1,188,097
Current service cost	30,658	32,099
Interest cost	7,077	6,352
Actuarial losses (gains)—demographic assumptions	(689)	1,510
Actuarial losses (gains)—financial assumptions	(30,384)	(6,348)
Actuarial losses (gains)—experience	10,780	2,630
Benefits paid	(42,272)	(41,933)
Lump-sum payments	(15,099)	(12,463)
Past service cost (1)	7,175	(28,023)
Acquisition of subsidiaries and businesses	—	46
Others	1,827	5,090

At end of period	¥1,116,130	¥1,147,057

(1)
During the fiscal year ended March 31, 2021, SMBC made an amendment to its terms of defined benefit pension plans. Primarily as a result of the amendment, the defined benefit obligation decreased by ¥28,023 million and a corresponding past service cost was recognized as profit for the fiscal year ended March 31, 2021.

The movements in the fair value of plan assets for the fiscal years ended March 31, 2022 and 2021 were as follows:

	For the fiscal year ended March 31,
	2022	2021

	(In millions)
At beginning of period	¥1,627,110	¥1,318,073
Interest income	9,920	7,767
Return on plan assets excluding interest income	30,716	325,474
Contributions by employer	12,718	11,752
Benefits paid	(42,272)	(41,933)
Others	4,362	5,977

At end of period	¥1,642,554	¥1,627,110

The movements in the effect of the asset ceiling for the fiscal years ended March 31, 2022 and 2021 were as follows:

	For the fiscal year ended March 31,
	2022	2021

	(In millions)

At beginning of period	¥—	¥—
Change in the asset ceiling	17,928	—

At end of period	¥17,928	¥—

The amounts recognized in “General and administrative expenses” in the consolidated income statements for the fiscal years ended March 31, 2022, 2021 and 2020 were as follows:

	For the fiscal year ended March 31,
	2022	2021	2020

	(In millions)
Current service cost	¥30,658	¥32,099	¥37,775
Net interest cost	(2,843)	(1,415)	(1,254)
Past service cost	7,175	(28,023)	—

Total	¥34,990	¥2,661	¥36,521

The plan assets at March 31, 2022 and 2021 were composed as follows:

	At March 31,
	2022			2021
	Quoted in active markets	Other	Total	Quoted in active markets	Other	Total

	(In millions)
Plan assets retained in the pension funds:
Equity instruments	¥223,856	¥134,300	¥358,156	¥248,064	¥157,910	¥405,974
Debt instruments	10,790	212,974	223,764	14,552	218,610	233,162
General account of life insurance companies	222	41,075	41,297	117	40,216	40,333
Other investments and short-term assets	38,051	402,958	441,009	48,178	295,104	343,282
Plan assets retained in the retirement benefit trusts:
Equity instruments	488,762	2,357	491,119	530,485	2,211	532,696
Other short-term assets	78,318	8,891	87,209	63,324	8,339	71,663

Total	¥839,999	¥802,555	¥1,642,554	¥904,720	¥722,390	¥1,627,110

The assets in the pension funds included common stocks issued by the Group at March 31, 2022 and 2021. The amounts of these stocks were not significant.
The assets in retirement benefit trusts were primarily composed of Japanese equity instruments. Most of the plan assets held by the Group are invested in Japanese equity and debt instruments. Accordingly, the Group may be exposed to market risk arising from the domestic markets.
The Group retained the voting rights of some of these equity instruments with fair values of ¥479,874 million and ¥515,890 million
(
29.2% and 31.7% of the total fair values of plan assets) at March 31, 2022 and 2021, respectively.
The principal actuarial assumptions used at March 31, 2022, 2021 and 2020 were as follows:

	At March 31,
	2022	2021	2020
Discount rates	0.8%	0.6%	0.5%
Discount rates are weighted on the basis of the defined benefit obligations.

The assumptions for future mortality are based on the official mortality table generally used for actuarial assumptions in Japan. The current average remaining life expectancy of an individual retiring at age 60 was

24 years for males and 29 years for females under the mortality table used at March 31, 2022 and 2021, and 23 years for males and 28 years for females under the mortality table used at March 31, 2020.
The sensitivity analyses of the effect of changes in key assumptions on the defined benefit obligations at March 31, 2022 and 2021 were as follows:

	At March 31,
	2022	2021
	Increase/(decrease)	Increase/(decrease)

	(In millions)
Discount rates:
Increase by 50 bps	¥(61,869)	¥(65,357)
Decrease by 50 bps	69,733	73,727
Average life expectancy at age 60:
Increase of one year	¥34,064	¥35,200
Each increase and decrease in the table above assumes that only one assumption is changed, with all other assumptions remaining unchanged. In practice, however, changes in multiple assumptions may occur in a mutually interrelated manner.
The weighted average durations of defined benefit plans for the fiscal years ended March 31, 2022, 2021 and 2020 were as follows:

	At March 31,
	2022	2021	2020

	(Years)
Lump-sum severance indemnity plans	12.7	12.9	10.5
Defined benefit pension plans	18.4	18.5	17.5
Funding Policy for Plan Assets
The pension funds review the funding status of plan assets every year. If any funding deficit is identified, a measure to cover such deficit will be implemented, for example, by increasing the amount of contributions by the employer.
Expected contribution
Expected contributions to the defined benefit plans for the fiscal year ending March 31, 2023 are ¥14,478 million.
Defined Contribution Plans
SMBC and some of the Company’s other subsidiaries provide defined contribution plans. The amounts recognized as expenses for the defined contribution plans were ¥11,997 million, ¥10,994 million and ¥11,139 million for the fiscal years ended March 31, 2022, 2021 and 2020, respectively, which were included in “General and administrative expenses” in the consolidated income statements.
Employees’ Pension Insurance Plan
In Japan, the Government of Japan operates the Employees’ Pension Insurance Plan which covers most of the private entities’ employees. The amounts of contributions charged to expense for the Employees’ Pension Insurance Plan were ¥39,263 million, ¥37,692 million and ¥37,990 million for the fiscal years ended March 31, 2022, 2021 and 2020, respectively, which were included in “General and administrative expenses” in the consolidated income statements.

25	SHAREHOLDERS’ EQUITY
Common Stock
The changes in the number of issued shares of common stock and common stock held by the Company or its subsidiaries during the fiscal years ended March 31, 2022, 2021 and 2020 were as follows:

	For the fiscal year ended March 31,
	2022		2021		2020
	Outstanding	In treasury	Outstanding	In treasury	Outstanding	In treasury
At beginning of period	1,374,040,061	3,612,302	1,373,171,556	3,645,043	1,399,401,420	3,800,918
Net change	322,041	(69,981)	868,505	(32,741)	(26,229,864)	(155,875)

At end of period	1,374,362,102	3,542,321	1,374,040,061	3,612,302	1,373,171,556	3,645,043

The total number of authorized shares of common stock was 3,000 million at March 31, 2022 and 2021 with no stated value. All issued shares are fully paid. The details of the stock options and the restricted shares outstanding are described in Note 40 “Share-Based Payment.”
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
On November 12, 2021, the Company’s board of directors resolved to repurchase shares of its common stock and cancel all the repurchased shares. The resolution authorized the repurchase of up to the lesser of (i) an aggregate of 33,000,000 shares of its common stock and (ii) an aggregate of ¥100 billion between November 15, 2021 and November 11, 2022. The cancellation of the repurchased shares is scheduled on December 20, 2022.
Preferred Stock
The following table shows the number of shares of preferred stock at March 31, 2022 and 2021.

	At March 31, 2022		At March 31, 2021
	Authorized	Issued	Authorized	Issued
Type 5 preferred stock	167,000	—	167,000	—
Type 7 preferred stock	167,000	—	167,000	—
Type 8 preferred stock	115,000	—	115,000	—
Type 9 preferred stock	115,000	—	115,000	—
All the preferred stocks have no stated value. There was no movement in preferred stock during the fiscal years ended March 31, 2022, 2021 and 2020.
Capital stock, Capital surplus and Treasury stock
“Capital stock” represents share capital under the Companies Act of Japan (“Companies Act”) adjusted by the amount corresponding to the preferred stock which is accounted for as a liability under IFRS. Purchases of treasury stock are recognized at cost in “Treasury stock.” Any additional paid-in
capital, net gains or losses on the sales of treasury stock, and other changes in equity resulting from transactions with shareholders except for dividends are included in “Capital surplus.”

Restriction on the Payment of Dividends
The amount of the capital surplus and retained earnings of the Company that can be paid out as dividends is subject to restrictions under the Companies Act. These amounts are calculated based on the Company’s nonconsolidated statement of financial position prepared in accordance with Japanese GAAP. Therefore, the adjustments made to prepare the IFRS consolidated financial statements have no impact on the calculation. The total amount that the Company can pay out as a dividend was ¥2,199 billion at March 31, 2022.
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
The movements of remeasurements of the defined benefit plans reserve for the fiscal years ended March 31, 2022, 2021 and 2020 were as follows:

	For the fiscal year ended March 31,
	2022	2021	2020

	(In millions)
At beginning of period	¥214,411	¥(2,553)	¥72,425
Gains (losses) arising during the period, before tax	33,081	327,681	(88,950)
Income tax (expense) benefit for changes arising during the period	(10,027)	(100,427)	27,028
Amount attributable to non-controlling interests	31	26	(29)
Share of other comprehensive income (loss) of associates and joint ventures	911	1,096	(333)
Transfer from other reserves to retained earnings	(41,097)	(11,412)	(12,694)

At end of period	¥197,310	¥214,411	¥(2,553)

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

The movements of the financial instruments at FVOCI reserve for the fiscal years ended March 31, 2022, 2021 and 2020 were as follows:

	For the fiscal year ended March 31,
	2022	2021	2020

	(In millions)
At beginning of period	¥2,106,255	¥1,500,013	¥1,730,607
Gains (losses) arising during the period, before tax	(410,631)	996,972	(178,166)
Income tax (expense) benefit for changes arising during the period	125,617	(304,515)	54,206
Reclassification adjustments for (gains) losses included in net profit, before tax	113,334	(79,711)	(96,624)
Income tax (expense) benefit for reclassification adjustments	(34,705)	24,409	29,590
Amount attributable to non-controlling interests	3	4	(2)
Share of other comprehensive income (loss) of associates and joint ventures	(1,746)	5,751	231
Transfer from other reserves to retained earnings	(89,905)	(36,668)	(39,829)

At end of period	¥1,808,222	¥2,106,255	¥1,500,013

Own credit on financial liabilities designated at fair value through profit or loss reserve
The own credit on financial liabilities designated at fair value through profit or loss (“FVPL”) reserve includes the accumulated gains and losses arising from changes in fair value that is attributable to changes in own credit risk of financial liabilities designated at FVPL.
The movements of own credit on financial liabilities designated at fair value through profit or loss reserve for the fiscal years ended March 31, 2022 and 2021 were as follows:

	For the fiscal year ended March 31,
	2022	2021

	(In millions)

At beginning of period	¥(3,455)	¥—
Gains (losses) arising during the period, before tax	5,729	(4,981)
Income tax (expense) benefit for changes arising during the period	(1,754)	1,526

At end of period	¥520	¥(3,455)

Exchange differences on translating foreign operations reserve
Exchange differences on translating foreign operations reserve includes foreign exchange differences arising from the translation of the net assets of foreign operations from their functional currencies to the Group’s presentation currency, Japanese yen.

The movements of exchange differences on translating the foreign operations reserve for the fiscal years ended March 31, 2022, 2021 and 2020 were as follows:

	For the fiscal year ended March 31,
	2022	2021	2020

	(In millions)
At beginning of period	¥113,646	¥28,260	¥113,334
Gains (losses) arising during the period, before tax	404,292	86,842	(78,742)
Income tax (expense) benefit for changes arising during the period	(8,875)	(3,784)	2,288
Reclassification adjustments for (gains) losses included in net profit, before tax	192	446	204
Income tax (expense) benefit for reclassification adjustments	(59)	(137)	(62)
Amount attributable to non-controlling interests	(1,624)	(469)	2,741
Share of other comprehensive income (loss) of associates and joint ventures	32,670	2,488	(11,503)

At end of period	¥540,242	¥113,646	¥28,260

26	EQUITY ATTRIBUTABLE TO OTHER EQUITY INSTRUMENTS HOLDERS
Equity attributable to other equity instruments holders at March 31, 2022 and 2021 consisted of the following:

	At March 31,
	2022	2021

	(In millions)
Perpetual subordinated bonds	¥733,611	¥648,536

Total equity attributable to other equity instruments holders	¥733,611	¥648,536

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

27	NET INTEREST INCOME
Net interest income for the fiscal years ended March 31, 2022, 2021 and 2020 consisted of the following:

	For the fiscal year ended March 31,
	2022	2021	2020

	(In millions)

Interest income from:
Deposits with banks	¥20,044	¥17,411	¥81,592
Call loans and bills bought	13,898	11,091	16,556
Reverse repurchase agreements and cash collateral on securities borrowed	6,633	14,148	52,865
Investment securities	123,194	126,639	178,830
Loans and advances	1,583,885	1,611,081	2,077,202

Total interest income	1,747,654	1,780,370	2,407,045

Interest expense from:
Deposits	101,991	179,910	582,799
Call money and bills sold	1,259	1,755	10,483
Repurchase agreements and cash collateral on securities lent	5,767	7,131	132,389
Borrowings	49,282	62,624	92,425
Debt securities in issue	106,505	109,205	232,473
Premiums for deposit insurance	37,970	35,813	36,809
Others	942	807	3,352

Total interest expense	303,716	397,245	1,090,730

Net interest income	¥1,443,938	¥1,383,125	¥1,316,315

28	NET FEE AND COMMISSION INCOME
Net fee and commission income for the fiscal years ended March 31, 2022, 2021 and 2020 consisted of the following:

	For the fiscal year ended March 31,
	2022	2021	2020

	(In millions)
Fee and commission income from:
Loans	¥128,583	¥132,523	¥123,472
Credit card business	333,109	304,787	304,238
Guarantees	66,199	64,422	67,846
Securities-related business	169,719	169,251	149,837
Deposits	16,302	14,763	14,045
Remittances and transfers	139,122	138,907	141,617
Safe deposits	4,025	4,160	4,349
Trust fees	5,940	4,885	4,680
Investment trusts	183,164	163,522	150,349
Agency	8,854	8,442	9,612
Others	193,208	168,720	177,087

Total fee and commission income	1,248,225	1,174,382	1,147,132

Fee and commission expense from:
Remittances and transfers	32,604	39,417	40,601
Others	177,158	162,306	163,221

Total fee and commission expense	209,762	201,723	203,822

Net fee and commission income	¥1,038,463	¥972,659	¥943,310

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

29	NET TRADING INCOME
Net trading income for the fiscal years ended March 31, 2022, 2021 and 2020 consisted of the following:

	For the fiscal year ended March 31,
	2022	2021	2020

	(In millions)
Interest rate	¥74,828	¥38,987	¥149,420
Foreign exchange	186,146	168,462	(78,541)
Equity	22,216	34,772	59,388
Credit	(1,812)	(4,723)	2,495
Others	(1,039)	248	1,307

Total net trading income	¥280,339	¥237,746	¥134,069

Net trading income includes income and losses from trading assets and liabilities, and derivative financial instruments.

30	NET INCOME (LOSS) FROM FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
Net income (loss) from financial assets and liabilities at fair value through profit or loss for the fiscal years ended March 31, 2022, 2021 and 2020 consisted of the following:

	For the fiscal year ended March 31,
	2022	2021	2020

	(In millions)
Net income (loss) from financial assets mandatorily at fair value through profit or loss:
Net income (loss) from debt instruments	¥156,792	¥262,396	¥(23,557)
Net income from equity instruments	5,025	23,687	1,618
Net income (loss) from financial liabilities designated at fair value through profit or loss	38,432	(6,071)	—

Total net income (loss) from financial assets and liabilities at fair value through profit or loss	¥200,249	¥280,012	¥(21,939)

31	NET INVESTMENT INCOME
Net investment income for the fiscal years ended March 31, 2022, 2021 and 2020 consisted of the following:

	For the fiscal year ended March 31,
	2022	2021	2020

	(In millions)
Net gain (loss) from disposal of debt instruments	¥(29,546)	¥79,711	¥96,624
Dividend income	95,290	74,109	79,840

Total net investment income	¥65,744	¥153,820	¥176,464

Dividend income from equity instruments at fair value through other comprehensive income which were derecognized during the fiscal years ended March 31, 2022, 2021 and 2020 were ¥1,805 million, ¥1,027 million and ¥1,555 million, respectively.

32	OTHER INCOME
Other income for the fiscal years ended March 31, 2022, 2021 and 2020 consisted of the following:

	For the fiscal year ended March 31,
	2022	2021	2020

	(In millions)
Income from operating leases	¥32,733	¥34,426	¥40,337
Income related to disposal of assets leased	29	1,233	2,744
Income related to IT solution services	11,428	12,836	19,880
Gains on disposal of property, plant and equipment, and other intangible assets	1,708	3,035	1,862
Reversal of impairment losses of investments in associates and joint ventures	2,059	9,930	—
Gains on step acquisition of subsidiaries	—	405	22,040
Others	60,770	76,358	68,768

Total other income	¥108,727	¥138,223	¥155,631

33	IMPAIRMENT CHARGES ON FINANCIAL ASSETS
Impairment charges (reversals) on financial assets for the fiscal years ended March 31, 2022, 2021 and 2020 consisted of the following:

	For the fiscal year ended March 31,
	2022	2021	2020

	(In millions)
Loans and advances	¥269,060	¥277,085	¥249,478
Loan commitments	9,555	12,729	11,011
Financial guarantees	1,363	(7,328)	(551)

Total impairment charges on financial assets	¥279,978	¥282,486	¥259,938

34	GENERAL AND ADMINISTRATIVE EXPENSES
General and administrative expenses for the fiscal years ended March 31, 2022, 2021 and 2020 consisted of the following:

	For the fiscal year ended March 31,
	2022	2021	2020

	(In millions)
Personnel expenses	¥834,512	¥770,769	¥787,880
Depreciation and amortization	264,290	255,702	258,516
Building and maintenance expenses	9,979	8,593	8,864
Supplies expenses	15,468	15,191	15,506
Communication expenses	32,839	33,454	34,213
Publicity and advertising expenses	126,090	89,924	73,483
Taxes and dues	82,293	83,554	84,364
Outsourcing expenses	115,157	111,737	109,100
Office equipment expenses	61,503	56,389	51,283
Others	259,490	253,802	273,177

Total general and administrative expenses	¥1,801,621	¥1,679,115	¥1,696,386

35	OTHER EXPENSES
Other expenses for the fiscal years ended March 31, 2022, 2021 and 2020 consisted of the following:

	For the fiscal year ended March 31,
	2022	2021	2020

	(In millions)
Cost of operating leases	¥22,922	¥23,225	¥26,380
Cost related to disposal of assets leased	301	—	—
Cost related to IT solution services and IT systems	89,762	84,691	85,872
Provision for interest repayment	31,596	38,344	38,694
Losses on disposal of property, plant and equipment, and other intangible assets	3,856	3,725	1,937
Impairment losses of property, plant and equipment	43,708	10,959	79,947
Impairment losses of intangible assets	55,816	42,846	28,689
Losses on sales of investments in subsidiaries and associates	—	680	—
Impairment losses of investments in associates and joint ventures (1)	42,460	12,537	174,782
Others	78,138	66,872	52,505

Total other expenses	¥368,559	¥283,879	¥488,806

(1)
For the fiscal years ended March 31, 2022, 2021 and 2020, the Group recognized an impairment loss of ¥42,218 million,
¥10,391 million and ¥133,122 million, respectively, on investments in associates and joint ventures, due to the decline in the stock price of its equity-method associate, The Bank of East Asia, Limited.

36	INCOME TAX EXPENSE
The detail of income tax expense for the fiscal years ended March 31, 2022, 2021 and 2020 was as follows:

	For the fiscal year ended March 31,
	2022	2021	2020

	(In millions)
Current tax:

Charge for period (1)	¥190,842	¥207,742	¥203,060
Deferred tax:
Origination and reversal of temporary differences	(25,248)	48,295	(94,773)
Change in the write-down of deferred tax assets on the current fiscal year income tax expense	(4,205)	(4,635)	(56,519)

Total deferred tax expense (benefit)	(29,453)	43,660	(151,292)

Total income tax expense	¥161,389	¥251,402	¥51,768

(1)
As a result of the adoption of IFRS 9, the current income tax expense
s
of ¥44,110 million, ¥13,851 million and ¥12,374 million were recognized directly in equity for the fiscal years ended March 31, 2022, 2021 and 2020, respectively.

The following table shows the reconciliations of the effective income tax rates for the fiscal years ended March 31, 2022, 2021 and 2020.

	For the fiscal year ended March 31,
	2022		2021		2020

	(In millions, except percentages)

Profit before tax	¥676,464		¥956,478		¥282,751
Income tax expense	161,389		251,402		51,768
Effective income tax rate	23.9%		26.3%		18.3%
Effective statutory tax rate in Japan (1)	30.6%		30.6%		30.6%
Tax impact of impairment losses and reversal of impairment losses for investments in associates and joint ventures—net	(4.5%	)	0.1%		18.9%
Non-Japanese earnings	(2.2%	)	(1.6%	)	(4.4%	)
Nontaxable dividends received	(1.3%	)	(0.7%	)	(3.3%	)
Effect of the change in the write-down of deferred tax assets on the current fiscal year income tax expense	(0.6%	)	(0.5%	)	(20.0%	)
Tax impact of share of post-tax profit in associates and joint ventures	0.5%		(1.2%	)	(2.6%	)
Tax impact of impairment losses of goodwill	—		1.4%		—
Gains on step acquisition of subsidiaries and associates and joint ventures which were not taxable	—		—		(2.4%	)
Others—net	1.4%		(1.8%	)	1.5%

Effective income tax rate	23.9%		26.3%		18.3%

(1)
The effective statutory tax rate in Japan for the fiscal year ended March 31, 2022 and 2021 is the aggregate of the effective corporation tax rate of 23.2%, the effective local corporation tax rate of 2.4%, the effective inhabitant tax rate of 2.4% and the effective enterprise tax rate of 2.6%, all of
which
are
payable
 by corporate entities on taxable profits under the tax laws in Japan. The effective local corporation tax rate and the effective inhabitant tax rate were changed from 1.0% and 3.8%, which were applied to the fiscal years ended March 31, 2020.

37	EARNINGS PER SHARE
The following table shows the income and share data used in the basic and diluted earnings per share calculations for the fiscal years ended March 31, 2022, 2021 and 2020.

	For the fiscal year ended March 31,
	2022	2021	2020

	(In millions, except number of shares and per share data)
Basic:
Profit attributable to shareholders of the Company	¥499,573	¥687,483	¥200,052
Weighted average number of common stock in issue (in thousands of shares)	1,370,738	1,370,214	1,375,118

Basic earnings per share	¥364.46	¥501.73	¥145.48

Diluted:
Profit attributable to the common shareholders of the Company	¥499,573	¥687,483	¥200,052
Impact of dilutive potential ordinary shares issued by subsidiaries	—	—	(3)

Net profit used to determine diluted earnings per share	¥499,573	¥687,483	¥200,049

Weighted average number of common stock in issue (in thousands of shares)	1,370,738	1,370,214	1,375,118
Adjustments for stock options (in thousands of shares)	561	658	802

Weighted average number of common stock for diluted earnings per share (in thousands of shares)	1,371,299	1,370,872	1,375,920

Diluted earnings per share	¥364.31	¥501.49	¥145.39

38	TRANSFERS OF FINANCIAL ASSETS
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

The following tables show the carrying amounts and fair values of transferred financial assets that did not qualify for derecognition and their associated financial liabilities at March 31, 2022 and 2021:

	At March 31, 2022
	Repurchase agreements and securities lending transactions	Loans and advances
		Residential mortgages	Corporate loans

	(In millions)
Carrying amount of assets	¥13,217,653	¥1,517,316	¥874,174
Carrying amount of associated liabilities	10,842,730	1,196,264	807,532

For those liabilities that have recourse only to the transferred assets:
Fair value of assets	¥—	¥1,696,689	¥877,258
Fair value of associated liabilities	—	1,241,195	807,532

Net position	¥—	¥455,494	¥69,726

	At March 31, 2021
	Repurchase agreements and securities lending transactions	Loans and advances
		Residential mortgages	Corporate loans

	(In millions)
Carrying amount of assets	¥9,837,768	¥1,522,945	¥849,842
Carrying amount of associated liabilities	8,561,981	1,207,662	788,300

For those liabilities that have recourse only to the transferred assets:
Fair value of assets	¥—	¥1,720,956	¥855,254
Fair value of associated liabilities	—	1,263,296	788,300

Net position	¥—	¥457,660	¥66,954

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

39	ASSETS PLEDGED AND RECEIVED AS COLLATERAL
Assets Pledged
The carrying amounts of assets pledged as collateral at March 31, 2022 and 2021 were as follows:

	At March 31,
	2022	2021

	(In millions)
Cash and deposits with banks	¥201,859	¥15,505
Trading assets	2,333,497	1,965,059
Debt instruments at amortized cost	22,300	22,300
Debt instruments at fair value through other comprehensive income	22,873,692	20,477,063
Equity instruments at fair value through other comprehensive income	5,334	4,136
Loans and advances	11,223,871	10,268,344
Other assets	2,960,376	2,305,749

Total	¥39,620,929	¥35,058,156

The Group pledges assets as collateral to secure payables under repurchase agreements, securities lending transactions and securitizations, borrowings or for cash settlements, margins on derivative transactions and certain other purposes. These transactions are conducted under terms that are usual and customary to standard contracts.
Loaned securities for which the borrowers have the right to sell or repledge were ¥13,243,816 million and ¥9,837,768 million at March 31, 2022 and 2021, respectively.
For the reserve funds with the Bank of Japan and other reserve deposits for foreign offices maintained by the Group, refer to Note 5 “Cash and Deposits with Banks.”
Assets Received as Collateral
Under certain transactions, including reverse repurchase agreements, securities borrowing, and discounting of bills, the Group is permitted to resell or repledge the collateral held in the absence of default by the owner of the collateral. These transactions are conducted under terms that are usual and customary for standard contracts. The fair values of securities and bills accepted as collateral were ¥16,777,657 million and ¥15,701,634 million at March 31, 2022 and 2021, respectively. As to the securities received in the reverse repurchase agreements and securities borrowing transactions, the Group has the obligation to return equivalent securities upon completion of the transactions. The fair values of securities sold or repledged to others were ¥12,023,020 million and ¥10,446,835 million at March 31, 2022 and 2021, respectively.

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

	Title of grantees	Exercise period	Requisite service period	Method of settlement
SMFG Stock Acquisition Rights	Directors, corporate auditors and executive officers of SMFG and SMBC	Not exceeding 30 years from the date of allocation of stock acquisition rights (1)	One year from the date of the ordinary general meeting of shareholders of SMFG to the closing of the next ordinary general meeting of shareholders of SMFG	Common stock of SMFG

(1)
A stock acquisition rights holder can exercise the rights from the day they are relieved of their positions either as a director, a corporate auditor or an executive officer (“Start of Exercise Date”) to 20 years from the Start of Exercise Date.

The number and the weighted average exercise prices of stock options for the fiscal years ended March 31, 2022 and 2021 were as follows:

	For the fiscal year ended March 31,
	2022		2021
	Number of options (1)	Weighted average exercise price	Number of options (1)	Weighted average exercise price
Outstanding at beginning of period	634,700	¥1	722,500	¥1
Exercised	(96,800)	1	(87,800)	1

Outstanding at end of period	537,900	¥1	634,700	¥1

Exercisable at end of period	332,200	¥1	346,700	¥1

(1)	Number of options is the number of SMFG’s common stock granted by the exercise of stock options.
In June 2017, SMFG and SMBC resolved to discontinue the issuance of new stock options. Thereafter, SMFG has not issued any new stock options.
The weighted average stock price at the date of exercise was ¥3,886 and ¥2,903 for the fiscal years ended March 31, 2022 and 2021, respectively.
Summarized information about stock options outstanding at March 31, 2022 and 2021 was as follows:

		At March 31,
		2022		2021
	Exercise price	Number of options	Remaining contractual lives in years	Number of options	Remaining contractual lives in years
SMFG Stock Acquisition Rights	¥1	537,900	21.3	634,700	22.4

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
Plan I (medium-term performance share plan) has an evaluation period of three years, corresponding with SMFG’s medium-term management plan. Executives are initially allotted shares of restricted stock equivalent to the monetary amount determined based on the executive’s corporate title. After the completion of the evaluation period, the compensation committee reviews the progress of the medium-term management plan, performance of SMFG’s common stock, and results of customer satisfaction surveys, qualitative indicators related to environment, social, and governance (“ESG”) initiatives and other factors, to determine the final amount to be released from transfer restrictions. In case the final amount falls below the initial amount, SMFG retrieves all or part of the allotted shares at no cost.
Under Plan II (annual performance share plan), executives are allotted shares of restricted stock equivalent to a certain portion of the monetary amount determined based on the annual performance of SMFG and SMBC, as well as on the individual performance of the executives reviewed both from short-term and medium-to-long-term
perspectives. The remainder is paid to the executives as a cash bonus. Transfer restrictions on these shares are released evenly over the three-year period following the year of allotment. Furthermore, the Company has incorporated qualitative and quantitative indicators related to ESG initiatives into executive compensation schemes to accelerate sustainability management from the fiscal year ending March 31, 2023.
Under Plan III (promotion reward plan), executives are allotted shares of restricted stock equivalent to pre-determined
compensation amounts per title, reflecting the increased responsibilities derived from promotions. Restrictions shall apply to the shares until the earlier of 30 years from allotment or when the executive retires from office.
The eligible executives for the plans are directors (excluding outside directors), corporate executive officers and executive officers, etc. of SMFG, directors (excluding outside directors) and executive officers, etc. of SMBC and representative corporate executive officers of certain of the Company’s subsidiaries.
As part of the executive compensation policy, SMFG and SMBC introduced provisions for forfeiture and claw-back of vested stock under the plans in order to restrain excessive risk-taking and foster a prudent risk culture expected of a financial institution.
The number of restricted shares and the fair value of restricted shares at the measurement date for the fiscal years ended March 31, 2022 and 2021 were as follows:

	For the fiscal year ended March 31,
	2022	2021
Outstanding at beginning of period	1,266,013	923,425
Allotted	322,041	868,505
Released	(179,557)	(486,964)
Forfeited	(8,817)	(38,953)

Outstanding at end of period	1,399,680	1,266,013

Fair value at measurement date	¥3,749	¥3,015

The fair value of restricted shares is based on the market price of SMFG common stock. If any granted conditions exist, the terms and conditions upon which the shares were granted, are taken into account when estimating both the number of shares expected to vest and the fair value of the shares granted. The amount of restricted shares recognized as expenses was measured based on the fair value of the restricted shares granted, which were ¥1,296 million and ¥927 million for the fiscal years ended March 31, 2022 and 2021, respectively, and included in “General and administrative expenses” in the consolidated income statements.

41	DIVIDENDS PER SHARE
The dividends recognized by the Company for the fiscal years ended March 31, 2022, 2021 and 2020 were as follows:

	Dividends per share	Aggregate amount

	(In yen)	(In millions)
For the fiscal year ended March 31, 2022:
Common stock	¥200	¥274,127
For the fiscal year ended March 31, 2021:
Common stock	¥195	¥267,144
For the fiscal year ended March 31, 2020:
Common stock	¥185	¥255,835
The Company proposed to the shareholders the distribution of a dividend of ¥105 per share of common stock totaling ¥143,936 million in respect of the fiscal year ended March 31, 2022. The dividend is subject to the approval at the general meeting of shareholders on June 29, 2022. The consolidated financial statements for the fiscal year ended March 31, 2022 do not include this dividend.

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
In addition, the Group’s wholly-owned broker-dealer subsidiary, SMBC Nikko Securities Inc (“SMBC Nikko Securities”), is involved in ongoing legal proceedings in Japan. On March 24 and April 13, 2022, the Tokyo District Public Prosecutors Office brought charges against SMBC Nikko Securities and several of its former and current officers and employees, on allegations of illegal stabilization transactions in violation of the Financial Instruments and Exchange Act of Japan (“FIEA”). A criminal proceeding is ongoing before the Tokyo District Court, which could result in monetary penalties for SMBC Nikko Securities as an entity, although the expected duration and outcome of the proceedings are uncertain.
Capital Commitments
At March 31, 2022 and 2021, the Group had ¥6,587 million and ¥8,532 million, respectively, of contractual commitments to acquire property, plant and equipment. The Group’s management is confident that future net revenues and funding will be sufficient to cover these commitments.

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
The table below shows the nominal amounts of undrawn loan commitments, and financial guarantees and other credit-related contingent liabilities at March 31, 2022 and 2021.

	At March 31,
	2022	2021

	(In millions)
Loan commitments	¥73,246,384	¥71,677,806
Financial guarantees and other credit-related contingent liabilities	11,722,240	9,872,696

Total	¥84,968,624	¥81,550,502

43	ANALYSIS OF FINANCIAL ASSETS AND LIABILITIES BY MEASUREMENT BASIS
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

	At March 31, 2022
	Financial assets and liabilities at fair value through profit or loss	Financial assets and liabilities at amortized cost	Debt instruments at fair value through other comprehensive income	Equity instruments at fair value through other comprehensive income	Total

	(In millions)
Financial assets:
Cash and deposits with banks	¥—	¥75,697,521	¥—	¥—	¥75,697,521
Call loans and bills bought	—	1,965,135	—	—	1,965,135
Reverse repurchase agreements and cash collateral on securities borrowed	—	11,303,930	—	—	11,303,930
Trading assets	3,736,296	—	—	—	3,736,296
Derivative financial instruments	6,443,748	—	—	—	6,443,748
Financial assets at fair value through profit or loss	1,695,585	—	—	—	1,695,585
Investment securities	—	83,954	28,066,966	4,598,485	32,749,405
Loans and advances	—	104,635,815	—	—	104,635,815
Other financial assets (1)	—	5,309,839	—	—	5,309,839

Total	¥11,875,629	¥198,996,194	¥28,066,966	¥4,598,485	¥243,537,274

Financial liabilities:
Deposits (2)	¥(8,569)	¥162,602,061	¥—	¥—	¥162,593,492
Call money and bills sold	—	1,130,000	—	—	1,130,000
Repurchase agreements and cash collateral on securities lent	—	20,113,162	—	—	20,113,162
Trading liabilities	3,181,992	—	—	—	3,181,992
Derivative financial instruments	6,966,336	—	—	—	6,966,336
Financial liabilities designated at fair value through profit or loss	455,734	—	—	—	455,734
Borrowings (2)	(138)	20,584,789	—	—	20,584,651
Debt securities in issue (2)	5,721	11,422,716	—	—	11,428,437
Other financial liabilities (1)	851	7,808,826	—	—	7,809,677

Total	¥10,601,927	¥223,661,554	¥—	¥—	¥234,263,481

	At March 31, 2021
	Financial assets and liabilities at fair value through profit or loss	Financial assets and liabilities at amortized cost	Debt instruments at fair value through other comprehensive income	Equity instruments at fair value through other comprehensive income	Total

	(In millions)
Financial assets:
Cash and deposits with banks	¥—	¥73,090,816	¥—	¥—	¥73,090,816
Call loans and bills bought	—	2,553,468	—	—	2,553,468
Reverse repurchase agreements and cash collateral on securities borrowed	—	11,738,072	—	—	11,738,072
Trading assets	3,140,736	—	—	—	3,140,736
Derivative financial instruments	5,521,617	—	—	—	5,521,617
Financial assets at fair value through profit or loss	1,744,848	—	—	—	1,744,848
Investment securities	—	72,015	26,392,635	4,586,811	31,051,461
Loans and advances	—	97,714,938	—	—	97,714,938
Other financial assets (1)	—	4,250,454	—	—	4,250,454

Total	¥10,407,201	¥189,419,763	¥26,392,635	¥4,586,811	¥230,806,410

Financial liabilities:
Deposits (2)	¥(2,004)	¥155,495,658	¥—	¥—	¥155,493,654
Call money and bills sold	—	1,368,515	—	—	1,368,515
Repurchase agreements and cash collateral on securities lent	—	18,509,906	—	—	18,509,906
Trading liabilities	2,080,826	—	—	—	2,080,826
Derivative financial instruments	4,949,433	—	—	—	4,949,433
Financial liabilities designated at fair value through profit or loss	239,519	—	—	—	239,519
Borrowings (2)	514	19,422,841	—	—	19,423,355
Debt securities in issue (2)	9,596	11,219,004	—	—	11,228,600
Other financial liabilities (1)	1,045	8,416,003	—	—	8,417,048

Total	¥7,278,929	¥214,431,927	¥—	¥—	¥221,710,856

(1)	Other financial assets and liabilities comprise of those included in other assets and liabilities, which meet the definition of a financial asset and liability.
(2)
Embedded derivatives, which are separately accounted for, but presented together with the host contract in the consolidated statements of financial position, are disclosed in this table within the category of “Financial assets and liabilities at fair value through profit or loss.” Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in this table as liabilities to be consistent with the line of the host contract.

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

The following tables present the carrying amounts of financial assets and liabilities carried at fair value based on the three levels of the fair value hierarchy at March 31, 2022 and 2021.

	At March 31, 2022
	Level 1 (1)	Level 2 (1)	Level 3	Total

	(In millions)
Financial assets:
Trading assets:

Debt instruments	¥2,860,215	¥629,043	¥—	¥3,489,258
Equity instruments	245,186	1,852	—	247,038

Total trading assets	3,105,401	630,895	—	3,736,296

Derivative financial instruments:
Interest rate derivatives	612,246	2,981,691	6	3,593,943
Currency derivatives	101	2,697,933	5,951	2,703,985
Equity derivatives	74,820	689	26,804	102,313
Commodity derivatives	1,413	20,127	—	21,540
Credit derivatives	—	21,318	649	21,967

Total derivative financial instruments	688,580	5,721,758	33,410	6,443,748

Financial assets at fair value through profit or loss:
Debt instruments	516,455	447,738	693,013	1,657,206
Equity instruments	2,375	120	35,884	38,379

Total financial assets at fair value through profit or loss	518,830	447,858	728,897	1,695,585

Investment securities at fair value through other comprehensive income:
Japanese government bonds	15,774,197	—	—	15,774,197
U.S. Treasury and other U.S. government agency bonds	5,681,789	—	—	5,681,789
Other debt instruments	1,378,880	5,232,100	—	6,610,980

Total debt instruments	22,834,866	5,232,100	—	28,066,966

Equity instruments	4,117,832	11,940	468,713	4,598,485

Total investment securities at fair value through other comprehensive income	26,952,698	5,244,040	468,713	32,665,451

Total	¥31,265,509	¥12,044,551	¥1,231,020	¥44,541,080

Financial liabilities:
Trading liabilities:
Debt instruments	¥3,026,965	¥125,078	¥—	¥3,152,043
Equity instruments	23,339	6,610	—	29,949

Total trading liabilities	3,050,304	131,688	—	3,181,992

Derivative financial instruments:
Interest rate derivatives	218,193	3,547,303	7,168	3,772,664
Currency derivatives	204	2,983,028	4,299	2,987,531
Equity derivatives	145,021	2,676	11,420	159,117
Commodity derivatives	202	19,342	—	19,544
Credit derivatives	—	27,352	128	27,480

Total derivative financial instruments	363,620	6,579,701	23,015	6,966,336

Financial liabilities designated at fair value through profit or loss	—	164,648	291,086	455,734
Others (2)(3)	—	917	(3,052)	(2,135)

Total	¥3,413,924	¥6,876,954	¥311,049	¥10,601,927

	At March 31, 2021
	Level 1 (1)	Level 2 (1)	Level 3	Total

	(In millions)
Financial assets:
Trading assets:
Debt instruments	¥2,121,065	¥611,415	¥—	¥2,732,480
Equity instruments	403,556	4,700	—	408,256

Total trading assets	2,524,621	616,115	—	3,140,736

Derivative financial instruments:
Interest rate derivatives	47,289	3,049,703	289	3,097,281
Currency derivatives	104	2,325,254	507	2,325,865
Equity derivatives	48,283	2,908	15,411	66,602
Commodity derivatives	1,043	6,267	—	7,310
Credit derivatives	—	22,702	1,857	24,559

Total derivative financial instruments	96,719	5,406,834	18,064	5,521,617

Financial assets at fair value through profit or loss:
Debt instruments	486,073	619,641	561,450	1,667,164
Equity instruments	44,836	71	32,777	77,684

Total financial assets at fair value through profit or loss	530,909	619,712	594,227	1,744,848

Investment securities at fair value through other comprehensive income:
Japanese government bonds	14,293,611	—	—	14,293,611
U.S. Treasury and other U.S. government agency bonds	5,564,944	—	—	5,564,944
Other debt instruments	1,007,148	5,526,932	—	6,534,080

Total debt instruments	20,865,703	5,526,932	—	26,392,635

Equity instruments	4,123,247	15,959	447,605	4,586,811

Total investment securities at fair value through other comprehensive income	24,988,950	5,542,891	447,605	30,979,446

Total	¥28,141,199	¥12,185,552	¥1,059,896	¥41,386,647

Financial liabilities:
Trading liabilities:
Debt instruments	¥1,951,218	¥51,373	¥—	¥2,002,591
Equity instruments	59,887	18,348	—	78,235

Total trading liabilities	2,011,105	69,721	—	2,080,826

Derivative financial instruments:
Interest rate derivatives	22,165	2,623,917	3,877	2,649,959
Currency derivatives	10	2,169,202	5,848	2,175,060
Equity derivatives	79,008	3,211	8,279	90,498
Commodity derivatives	510	4,861	—	5,371
Credit derivatives	—	28,454	91	28,545

Total derivative financial instruments	101,693	4,829,645	18,095	4,949,433

Financial liabilities designated at fair value through profit or loss	—	72,623	166,896	239,519

Others (2)(3)	—	8,047	1,104	9,151

Total	¥2,112,798	¥4,980,036	¥186,095	¥7,278,929

(1)
Transfers between levels of the fair value hierarchy are deemed to have occurred at the beginning of the period. There were no significant transfers between Level 1 and Level 2 for the fiscal years ended March 31, 2022 and 2021.

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
The following tables present reconciliations from the beginning to the ending balances for financial assets and liabilities carried at fair value and categorized within Level 3 of the fair value hierarchy for the fiscal years ended March 31, 2022 and 2021.

	At April 1, 2021	Total gains (losses)		Purchases	Sales	Issuances	Settlement (1)	Transfers into Level 3 (2)	Transfers out of Level 3 (2)	At March 31, 2022	Changes in unrealized gains (losses) included in profit or loss related to assets and liabilities held at March 31, 2022
		Included in profit or loss	Included in other comprehensive income

	(In millions)
Derivative financial instruments—net:
Interest rate derivatives—net	¥(3,588)	¥(3,759)	¥—	¥316	¥—	¥—	¥—	¥—	¥(131)	¥(7,162)	¥(3,473)
Currency derivatives—net	(5,341)	6,944	—	—	—	—	—	—	49	1,652	6,314
Equity derivatives—net	7,132	9,057	—	8,931	(9,736)	—	—	—	—	15,384	12,567
Credit derivatives—net	1,766	(647)	12	—	—	—	(610)	—	—	521	(371)

Total derivative financial instruments—net	(31)	11,595	12	9,247	(9,736)	—	(610)	—	(82)	10,395	15,037

Financial assets at fair value through profit or loss:
Debt instruments	561,450	81,856	207	155,295	(49,939)	—	(53,086)	—	(2,770)	693,013	79,696
Equity instruments	32,777	(752)	—	11,708	(2,322)	—	(4,479)	—	(1,048)	35,884	(2,148)

Total financial assets at fair value through profit or loss	594,227	81,104	207	167,003	(52,261)	—	(57,565)	—	(3,818)	728,897	77,548

Investment securities at fair value through other comprehensive income:
Equity instruments	447,605	—	19,569	53,759	(45,606)	—	(6,613)	—	(1)	468,713	—

Total investment securities at fair value through other comprehensive income	447,605	—	19,569	53,759	(45,606)	—	(6,613)	—	(1)	468,713	—

Financial liabilities designated at fair value through profit or loss	(166,896)	44,122	2,057	—	—	(391,051)	215,304	—	5,378	(291,086)	44,898

Others (3) —liabilities:	(1,104)	4,934	—	—	—	—	—	—	(778)	3,052	5,345

Total	¥873,801	¥141,755	¥21,845	¥230,009	¥(107,603)	¥(391,051)	¥150,516	¥—	¥699	¥919,971	¥142,828

	At April 1, 2020	Total gains (losses)		Purchases	Sales	Issuances	Settlement (1)	Transfers into Level 3 (2)	Transfers out of Level 3 (2)	At March 31, 2021	Changes in unrealized gains (losses) included in profit or loss related to assets and liabilities held at March 31, 2021
		Included in profit or loss	Included in other comprehensive income

	(In millions)
Derivative financial instruments—net:
Interest rate derivatives—net	¥(2,715)	¥972	¥—	¥9	¥(1,361)	¥—	¥—	¥—	¥(493)	¥(3,588)	¥324
Currency derivatives—net	(19,569)	15,336	—	—	—	—	—	—	(1,108)	(5,341)	5,573
Equity derivatives—net	(17,730)	25,619	—	5,533	(6,290)	—	—	—	—	7,132	7,229
Credit derivatives—net	(743)	3,618	50	—	—	—	(1,159)	—	—	1,766	3,622

Total derivative financial instruments—net	(40,757)	45,545	50	5,542	(7,651)	—	(1,159)	—	(1,601)	(31)	16,748

Financial assets at fair value through profit or loss:
Debt instruments	562,823	11,183	40	150,091	(69,210)	—	(65,137)	—	(28,340)	561,450	11,623
Equity instruments	21,116	(376)	—	15,357	(841)	—	(1,532)	9	(956)	32,777	(831)

Total financial assets at fair value through profit or loss	583,939	10,807	40	165,448	(70,051)	—	(66,669)	9	(29,296)	594,227	10,792

Investment securities at fair value through other comprehensive income:
Equity instruments	407,390	—	40,254	10,082	(8,889)	—	(1,342)	130	(20)	447,605	—

Total investment securities at fair value through other comprehensive income	407,390	—	40,254	10,082	(8,889)	—	(1,342)	130	(20)	447,605	—

Financial liabilities designated at fair value through profit or loss	—	947	(2,006)	—	—	(237,718)	71,881	—	—	(166,896)	947

Others (3) —liabilities:	51,015	(55,659)	—	—	—	—	—	—	3,540	(1,104)	(14,848)

Total	¥1,001,587	¥1,640	¥38,338	¥181,072	¥(86,591)	¥(237,718)	¥2,711	¥139	¥(27,377)	¥873,801	¥13,639

(1)	Settlements for equity instruments include redemption of preferred stocks and receipt of cash distributions which represent a return of investment.
(2)
Transfers between levels of the fair value hierarchy are deemed to have occurred at the beginning of the period. For the fiscal year ended March 31, 2022
,
 transfers out of Level 3 amounted to ¥(699) million
primarily due to an increase in observability of certain financial liabilities designated at fair value through profit or loss. On the other hand, for the fiscal year ended March 31, 2021, those amounted to
¥27,377 million primarily due to an increase in observability of certain investment funds.

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

The following table presents total gains or losses included in profit or loss for the Level 3 financial assets and liabilities, and changes in unrealized gains or losses included in profit or loss related to those financial assets and liabilities held at March 31, 2022 and 2021 by line item of the consolidated income statements.

	Total gains (losses) included in profit or loss for the fiscal year ended March 31,		Changes in unrealized gains (losses) included in profit or loss related to assets and liabilities held at March 31,
	2022	2021	2022	2021

	(In millions)

Net interest income	¥3,757	¥15,462	¥1,317	¥2,668
Net trading income (loss)	12,578	(25,067)	18,871	(259)
Net income from financial assets and liabilities at fair value through profit or loss	125,226	11,754	122,446	11,739
Other income (expenses)	194	(509)	194	(509)

Total	¥141,755	¥1,640	¥142,828	¥13,639

The aggregate deferred day one profit yet to be recognized in profit or loss at the beginning and end of the fiscal years ended March 31, 2022 and 2021 and reconciliation of changes in the balances were as follows:

	For the fiscal year ended March 31,
	2022	2021

	(In millions)

Balance at beginning of period	¥18,392	¥6,079
Increase due to new trades	32,487	16,476
Reduction due to redemption, sales or passage of time	(23,779)	(4,163)

Balance at end of period	¥27,100	¥18,392

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
OTC derivatives
(non-exchange-traded
derivatives), including embedded derivatives that are separately accounted for from the host contracts, are measured at fair value using valuation techniques such as the present value of estimated future cash flows and option pricing models, generally based on observable interest rates, foreign exchange, commodities, stock prices and other factors as inputs. The valuation models for some transactions, such as yield curve spread options, equity options and balance guaranteed swaps use inputs which are not directly observable in the market, including historical correlation coefficients, historical volatilities and prepayment rates. If the impact of these unobservable inputs is significant to the fair value for those transactions, the Group categorizes the transactions within Level 3.
The credit loss protection scheme which the Group offered to Goldman Sachs (“GS”) was considered to be a credit derivative, where the underlying reference entities were the American and European corporate entities covered in the commitment line portfolio of the GS group. The fair value of this derivative was determined using an ordinary collateralized debt obligation (“CDO”) pricing model, commonly used in the financial markets. The Group took some portions of the positions in subordinated and mezzanine tranches, which covered the first and second credit losses from the portfolio. The major inputs for this derivative were credit default swap (“CDS”) spread rates, correlation ratios of CDS indices for similar portfolios, and the expected additional commitment withdrawal ratio. Although CDS spread rates and correlation ratios were observable in an active market or available from brokers, this whole scheme was categorized within Level 3 as the expected additional withdrawal ratio, which was considered to be a significant input, was not observable in the market. Furthermore, this scheme was terminated in December 2021.
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

Significant Unobservable Inputs
The following tables present quantitative information about significant unobservable inputs used in the fair value measurement for Level 3 financial assets and liabilities at March 31, 2022 and 2021.

At March 31, 2022
	Assets	Liabilities	Valuation technique(s) (1)	Significant unobservable inputs (1)	Range of inputs (1)

(In millions)
Derivative financial instruments:

Interest rate derivatives	¥6	¥7,168	Option model	Interest rate to interest rate correlation	16%-99%
				Quanto correlation	7%-30%
Currency derivatives	5,951	4,299	Option model	Interest rate to interest rate correlation	29%-99%
				Quanto correlation	7%-49%
				Foreign exchange volatility	11%-39%
			DCF model	Prepayment rate	22%
Equity derivatives	26,804	11,420	Option model	Equity to equity correlation	45%-92%
				Quanto correlation	(16)%- 35%
				Equity volatility	17%-79%
Credit derivative s	649	128	Credit Default model	Quanto correlation	15%-25%
Financial assets at fair value through profit or loss:
Debt instruments	693,013	—	Monte Carlo Simulation	Equity volatility	17%-38%
			Option model	Foreign exchange volatility	12%-41%
			DCF model	Probability of default rate	0%-23%
				Loss given default rate	10%-100%
			Net asset value (2)	—	—
Equity instruments	35,884	—	DCF model	Probability of default rate	0%-2%
				Loss given default rate	90%
			See note (3) below	—	—
Investment securities at fair value through other comprehensive income:
Equity instruments	468,713	—	Market multiples	Price/Earnings multiple	9.3x-48.5x
				Price/Book value multiple	0.3x-2.2x
				EV/EBITDA multiple	5.8x-15.5x
				Liquidity discount	20%
			See note (3) below	—	—
Financial liabilities designated at fair value through profit or loss	—	291,086	Option model	Equity to equity correlation	43%-93%
				Interest rate to interest rate correlation	29%-30%
				Quanto correlation	(16)%- 49%
				Equity volatility	13%-57%
			Credit Default model	Quanto correlation	15%-25%
Others (4)	—	(3,052)	Option model	Equity to equity correlation	57%-93%
				Interest rate to interest rate correlation	16%-99%
				Quanto correlation	7%-49%
				Equity volatility	17%-49%
				Foreign exchange volatility	12%-41%
			Credit Default model	Quanto correlation	15%-90%

At March 31, 2021
	Assets	Liabilities	Valuation technique(s) (1)	Significant unobservable inputs (1)	Range of inputs (1)

(In millions)
Derivative financial instruments:

Interest rate derivatives	¥289	¥3,877	Option model	Interest rate to interest rate correlation	15%-98%
				Quanto correlation	8%-30%
Currency derivatives	507	5,848	Option model	Interest rate to interest rate correlation	27%-98%
				Quanto correlation	7%-48%
				Foreign exchange volatility	7%-31%
Equity derivatives	15,411	8,279	Option model	Equity to equity correlation	36%-97%
				Quanto correlation	(33)%-35%
				Equity volatility	17%-61%
Credit derivatives	1,857	91	CDO pricing model	Additional withdrawal ratio	45%
			Credit Default model	Quanto correlation	15%-90%
Financial assets at fair value through profit or loss:
Debt instruments	561,450	—	Monte Carlo Simulation	Equity volatility	26%-41%
			Option model	Foreign exchange volatility	9%-32%
			DCF model	Probability of default rate	0%-12%
				Loss given default rate	10%-100%
			Net asset value (2)	—	—
Equity instruments	32,777	—	DCF model	Probability of default rate	0%-2%
				Loss given default rate	90%
			See note (3) below	—	—
Investment securities at fair value through other comprehensive income:
Equity instruments	447,605	—	Market multiples	Price/Earnings multiple	9.4x-63.6x
				Price/Book value multiple	0.2x-2.9x
				EV/EBITDA multiple	3.1x-14.8x
				Liquidity discount	20%
			See note (3) below	—	—
Financial liabilities designated at fair value through profit or loss	—	166,896	Option model	Equity to equity correlation	36%-93%
				Interest rate to interest rate correlation	27%-98%
				Quanto correlation	(33)%-48%
				Equity volatility	17%-50%
			Credit Default model	Quanto correlation	15%-30%
Others (4)	—	1,104	Option model	Equity to equity correlation	48%-97%
				Interest rate to interest rate correlation	15%-98%
				Quanto correlation	(27)%-48%
				Equity volatility	17%-53%
				Foreign exchange volatility	9%-32%
			Credit Default model	Quanto correlation	15%-90%

(1)	Valuation techniques and unobservable inputs for insignificant Level 3 financial assets and liabilities are excluded.
(2)	The Group has determined that the net asset value represents fair values of certain investment funds.
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
Additional withdrawal ratio
Additional withdrawal ratio represented the expected additional withdrawal ratio of unfunded commitment lines in the reference portfolio (mainly revolving credit facilities for commercial paper backup) concerning the credit loss protection scheme offered to GS. The expected additional withdrawal ratio was estimated based on historical data of actual funded amounts at default for similar portfolios. In general, a significant increase in the additional withdrawal ratio in isolation would have a significant unfavorable impact (i.e., an increase in derivative liabilities or a decrease in derivative assets) on the fair value measurement.
Prepayment rates
Prepayment rate represents the ratio of principal that is assumed to be paid prematurely in each period. Prepayment rates change the future cash flows. In general, a significant increase in the prepayment rate in isolation would result in a significantly lower or higher fair value measurement.
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

	At March 31, 2022
	Total fair value measured using valuation techniques	Effect recorded in profit or loss		Effect recorded directly in equity
		Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes

	(In millions)
Financial instruments—net:
Derivative financial instruments—net:

Interest rate derivatives—net	¥(7,162)	¥—	¥—	¥—	¥—
Currency derivatives—net	1,652	75	73	—	—
Equity derivatives—net	15,384	3,274	3,309	—	—
Credit derivatives—net	521	17	18	—	—
Financial assets at fair value through profit or loss:
Debt instruments	693,013	3,347	7,422	—	—
Equity instruments	35,884	88	167	—	—
Investment securities at fair value through other comprehensive income:
Equity instruments	468,713	—	—	12,914	12,019
Financial liabilities designated at fair value through profit or loss (1)	(291,086)	2,008	2,319	—	—
Others (1)(2) —liabilities:	3,052	126	118	—	—

	At March 31, 2021
	Total fair value measured using valuation techniques	Effect recorded in profit or loss		Effect recorded directly in equity
		Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes

	(In millions)
Financial instruments—net:
Derivative financial instruments—net:
Interest rate derivatives—net	¥(3,588)	¥1	¥1	¥—	¥—
Currency derivatives—net	(5,341)	9	8	—	—
Equity derivatives—net	7,132	1,869	1,821	—	—
Credit derivatives—net	1,766	140	481	—	—
Financial assets at fair value through profit or loss:
Debt instruments	561,450	2,495	7,060	—	—
Equity instruments	32,777	111	227	—	—
Investment securities at fair value through other comprehensive income:
Equity instruments	447,605	—	—	13,753	12,833
Financial liabilities designated at fair value through profit or loss (1)	(166,896)	879	942	—	—
Others (1)(2) —liabilities:	(1,104)	425	395	—	—

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

Derivative financial instruments (including embedded derivatives)
With respect to the credit loss protection scheme offered to GS, the anticipated losses would vary significantly depending on the expected additional withdrawal ratio of unfunded commitment lines in the reference portfolio. The table above presents the estimates of the impact of changing the expected additional withdrawal ratio from an optimistic (favorable) scenario to a pessimistic (unfavorable) scenario at March 31, 2021. For the other derivative instruments, including embedded derivatives that are separately accounted for from host contracts, that use correlation or volatility in the valuation techniques, the impact resulting from using a reasonable range of those inputs is estimated where it is expected to be significant.
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

Financial Assets and Liabilities Not Carried at Fair Value
The tables below present the carrying amounts and fair values by level within the fair value hierarchy, as described in “Financial Assets and Liabilities Carried at Fair Value—Fair Value Hierarchy,” of financial assets and liabilities not carried at fair value on the Group’s consolidated statements of financial position at March 31, 2022 and 2021. They do not include the carrying amounts and fair values of financial assets and liabilities whose carrying amounts are reasonable approximations of fair values.

		At March 31, 2022
		Carrying amount	Fair value
	Notes		Total	Level 1	Level 2	Level 3

	(In millions)
Financial assets:
Investment securities:
Debt instruments at amortized cost	a	¥83,954	¥83,965	¥25,522	¥58,443	¥—
Loans and advances	b	104,635,815	107,177,195	—	300,485	106,876,710
Other financial assets	b	5,309,839	5,307,008	—	5,255,558	51,450

Financial liabilities:
Deposits:
Non-interest-bearing deposits, demand deposits and deposits at notice	c	¥114,512,622	¥114,511,759	¥—	¥114,511,759	¥—
Other deposits	c	48,080,870	48,074,478	—	47,944,259	130,219
Borrowings	c	20,200,944	20,234,044	—	20,225,380	8,664
Debt securities in issue	c	11,428,437	11,440,260	—	11,321,643	118,617
Other financial liabilities	c	7,808,826	7,808,773	—	7,681,488	127,285

		At March 31, 2021
		Carrying amount	Fair value
	Notes		Total	Level 1	Level 2	Level 3

	(In millions)
Financial assets:
Investment securities:
Debt instruments at amortized cost	a	¥72,015	¥71,894	¥22,240	¥49,654	¥—
Loans and advances	b	97,714,938	100,324,891	—	299,422	100,025,469
Other financial assets	b	4,250,454	4,248,069	—	4,195,346	52,723

Financial liabilities:
Deposits:
Non-interest-bearing deposits, demand deposits and deposits at notice	c	¥108,367,451	¥108,368,292	¥—	¥108,368,292	¥—
Other deposits	c	47,126,203	47,132,088	—	46,990,361	141,727
Borrowings	c	19,042,714	19,193,217	—	19,174,649	18,568
Debt securities in issue	c	11,228,600	11,375,401	—	11,176,631	198,770
Other financial liabilities	c	8,416,003	8,416,002	—	8,381,775	34,227

Notes:

a.	The fair values of debt instruments at amortized cost are determined using quoted prices in active markets or observable inputs other than quoted prices in active markets.
b.	(i)	The carrying amounts of loans with no specified repayment dates represent a reasonable estimate of fair value, considering the nature of these financial instruments.
	(ii)	Short-term financial assets: The carrying amounts represent a reasonable estimate of fair value.
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
(iii)
Long-term financial liabilities: The fair values are, in principle, based on the present values of future cash flows calculated using the funding costs for the remaining maturities. The fair values of debt securities in issue are based on a price quoted by a third party, such as a pricing service or broker, or the present values of future cash flows calculated using the rate derived from yields of bonds issued by SMFG, SMBC and other subsidiaries and publicly offered subordinated bonds published by securities firms.

	(iv)	The carrying amounts and fair values of lease liabilities are not included in these tables.

45	OFFSETTING OF FINANCIAL ASSETS AND LIABILITIES
The following tables present the information about the impact of offsetting of financial assets and liabilities in the consolidated statements of financial position in accordance with the criteria described in Note 2 “Summary of Significant Accounting Policies,” as well as the impact of netting of financial instruments that are subject to enforceable master netting arrangements or similar agreements but do not qualify for the offsetting criteria at March 31, 2022 and 2021.

	At March 31, 2022
	Gross amounts of recognized financial assets and liabilities	Gross amounts offset in statements of financial position (1)	Net amounts presented in statements of financial position	Related amounts not offset in statements of financial position (2)
				Financial instruments (3)	Cash collateral	Net amounts

	(In millions)
Financial assets (4) :

Reverse repurchase agreements and cash collateral on securities borrowed	¥12,930,691	¥(1,626,761)	¥11,303,930	¥(11,069,691)	¥—	¥234,239
Derivative financial instruments	7,044,938	(601,190)	6,443,748	(3,672,254)	(466,535)	2,304,959

Total	¥19,975,629	¥(2,227,951)	¥17,747,678	¥(14,741,945)	¥(466,535)	¥2,539,198

Financial liabilities (4) :
Repurchase agreements and cash collateral on securities lent	¥21,739,923	¥(1,626,761)	¥20,113,162	¥(20,039,312)	¥—	¥73,850
Derivative financial instruments	7,672,663	(706,327)	6,966,336	(3,508,571)	(1,107,582)	2,350,183

Total	¥29,412,586	¥(2,333,088)	¥27,079,498	¥(23,547,883)	¥(1,107,582)	¥2,424,033

	At March 31, 2021
	Gross amounts of recognized financial assets and liabilities	Gross amounts offset in statements of financial position (1)	Net amounts presented in statements of financial position	Related amounts not offset in statements of financial position (2)
				Financial instruments (3)	Cash collateral	Net amounts

	(In millions)
Financial assets (4) :

Reverse repurchase agreements and cash collateral on securities borrowed	¥13,225,416	¥(1,487,344)	¥11,738,072	¥(11,509,771)	¥—	¥228,301
Derivative financial instruments	6,049,912	(528,295)	5,521,617	(2,987,052)	(513,900)	2,020,665

Total	¥19,275,328	¥(2,015,639)	¥17,259,689	¥(14,496,823)	¥(513,900)	¥2,248,966

Financial liabilities (4) :
Repurchase agreements and cash collateral on securities lent	¥19,997,250	¥(1,487,344)	¥18,509,906	¥(18,484,124)	¥—	¥25,782
Derivative financial instruments	5,635,429	(685,996)	4,949,433	(2,907,549)	(687,340)	1,354,544

Total	¥25,632,679	¥(2,173,340)	¥23,459,339	¥(21,391,673)	¥(687,340)	¥1,380,326

(1)	Amounts offset for derivative financial instruments include cash collateral.
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
Risk Management System
Based on the recognition of the importance of risk management, top management is actively involved in the risk management process, and systems are in place for verifying the effectiveness and appropriateness of this process. Specifically, the Group-wide basic policies for risk management are determined by the Management Committee before being authorized by the board of directors, and regular reports are issued to the board of directors by the Group Chief Risk Officer (“CRO”) with regard to the status of risk management based on these policies.

Three lines of defense have been defined, and the Group has clarified related roles and responsibilities of relevant divisions. With these provisions in place, risk management systems have been established based on the characteristics of particular businesses, and measures are being put in place to strengthen and improve the effectiveness of these systems in accordance with these basic policies for risk management.
Furthermore, the Group is strengthening Group-wide risk management systems through the Group CRO Committee and the Global CRO Committee.
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
The credit departments, in cooperation with branches, conduct credit risk management for loans and manage portfolios. The credit limits they use are based on the baseline amounts that the Credit & Investment Planning Department establishes for each grading category, with particular attention paid to evaluating and managing customers or loans perceived to have particularly high credit risk. The Corporate Research Department engages in research on industries and analyzes the business and financial conditions of borrower enterprises to detect early signs of problems or growth potential. The Credit Administration Department is responsible for handling NPLs of borrowers classified as potentially bankrupt or lower, and formulates plans for workouts, including write-offs, and corporate rehabilitation. The department closely liaises with SMBC Servicer Co., Ltd., a Group company, which engages in related services to efficiently reduce the amount of NPLs, including through the sales of loans.
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
Controlling concentration risk
As the Group’s equity capital may be materially impaired in the event that the credit concentration risk becomes apparent, the Credit & Investment Planning Department of the Group therefore takes measures to manage concentration risks, such as introducing large exposure limits and conducting intensive loan reviews for obligors with large exposures, with an increased focus on industrial sectors with an excessive concentration of credit risk. Further, to manage country risk, SMBC’s Planning Department of the Global Banking Unit has credit limit guidelines based on each country’s creditworthiness.
Toward active portfolio management
SMBC’s Credit Portfolio Management Department makes use of credit derivatives, loan asset sales, and other instruments to proactively and flexibly manage its portfolio to stabilize credit risk.

Maximum exposure to credit risk before collateral held or other credit enhancements
The following table shows the maximum exposure to credit risk before taking into account any collateral held or other credit enhancements at March 31, 2022 and 2021.

	At March 31,
	2022	2021

	(In millions)
Credit risk exposures relating to assets on the consolidated statements of financial position:
Deposits with banks	¥74,780,886	¥72,311,473
Call loans and bills bought	1,965,135	2,553,468
Reverse repurchase agreements and cash collateral on securities borrowed	11,303,930	11,738,072
Trading assets	3,489,258	2,732,480
Derivative financial instruments	6,443,748	5,521,617
Financial assets at fair value through profit or loss	1,657,206	1,667,164
Investment securities:
Debt instruments at amortized cost	83,954	72,015
Debt instruments at FVOCI	28,066,966	26,392,635
Loans and advances	104,635,815	97,714,938
Other financial assets	5,309,839	4,250,454
Credit risk exposures relating to off-balance sheet items (1) :
Loan commitments	73,246,384	71,677,806
Financial guarantees and other credit-related contingent liabilities	11,722,240	9,872,696

Total	¥322,705,361	¥306,504,818

(1)	The off-balance sheet items represent the nominal amounts of undrawn loan commitments, financial guarantees and other credit-related contingent liabilities.
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

The following table shows the financial effect of collateral and other credit enhancements on impaired loans and advances at March 31, 2022 and 2021. The maximum collateral amounts included in the disclosure are limited to the carrying value of loans and advances where the credit exposure is over-collateralized.

	At March 31,
	2022	2021

	(In millions)
Impaired loans and advances	¥1,406,094	¥1,171,576
Financial effect of collateral and other credit enhancements	393,462	394,819
Concentration of risks of loans and advances with credit risk exposure
An analysis of concentrations of credit risk from loans and advances by geographical sector and industry sector at March 31, 2022 and 2021 is shown below. The concentration by geographical sector is measured based on the domicile of the borrower.
Geographical sector

	At March 31,
	2022	2021

	(In millions)
Domestic	¥64,189,084	¥63,307,158
Foreign:
Americas	15,220,380	12,688,446
Europe	8,486,389	7,056,152
Asia	13,095,814	11,432,361
Others	4,962,032	4,341,438

Total foreign	41,764,615	35,518,397

Gross loans and advances	105,953,699	98,825,555
Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net	(324,830)	(261,330)
Less: Allowance for loan losses	(993,054)	(849,287)

Carrying amount	¥104,635,815	¥97,714,938

Industry sector

	At March 31,
	2022	2021

	(In millions)
Domestic:
Manufacturing	¥10,105,370	¥10,174,683
Agriculture, forestry, fisheries and mining	378,366	277,471
Construction	847,805	886,539
Transportation, communications and public enterprises	6,210,330	5,878,522
Wholesale and retail	5,903,439	6,014,746
Finance and insurance	3,549,762	3,423,625
Real estate and goods rental and leasing	14,314,582	11,760,698
Services	4,860,235	4,831,938
Municipalities	600,759	625,639
Lease financing	18,476	24,678
Consumer (1)	15,506,486	15,274,719
Others	1,893,474	4,133,900

Total domestic	64,189,084	63,307,158

Foreign:
Public sector	440,236	309,372
Financial institutions	8,311,518	7,241,844
Commerce and industry	28,838,245	24,659,663
Lease financing	290,097	306,988
Others	3,884,519	3,000,530

Total foreign	41,764,615	35,518,397

Gross loans and advances	105,953,699	98,825,555
Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net	(324,830)	(261,330)
Less: Allowance for loan losses	(993,054)	(849,287)

Carrying amount	¥104,635,815	¥97,714,938

(1)	The balance in Consumer mainly consists of housing loans. The housing loan balances amounted to ¥10,676,967 million and ¥10,736,709 million at March 31, 2022 and 2021, respectively.
The following tables show a disaggregation of the structured finance loans and advances balances, where the repayment source is limited to the cash flows generated by a particular business or asset, and the balances of secured or unsecured consumer loans at March 31, 2022 and 2021. These loans and advances are included in the preceding tables.
Structured finance:

	At March 31,
	2022	2021

	(In millions)
Real estate finance	¥3,689,571	¥2,980,521
Project finance	5,828,182	4,755,671
Other structured finance	497,444	513,813

Total structured finance	¥10,015,197	¥8,250,005

Consumer:

	At March 31,
	2022	2021

	(In millions)
Secured loans (1)	¥11,311,593	¥11,340,676
Unsecured loans	4,194,893	3,934,043

Total consumer	¥15,506,486	¥15,274,719

(1)	The secured loans and advances mainly represent housing loans. The housing loan balances amounted to ¥10,676,967 million and ¥10,736,709 million at March 31, 2022 and 2021, respectively.
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

	At March 31, 2022
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Total

	(In millions)
Loans and advances at amortized cost:
Normal

J1-6	¥44,334,449	¥378,857	¥—	¥44,713,306
G1-6	30,840,638	1,100,849	—	31,941,487
Japanese government and local municipal corporations	2,777,135	—	—	2,777,135
Other (1)	22,894,567	93,025	—	22,987,592
Requiring caution
J7	—	922,423	—	922,423
G7	—	987,573	—	987,573
Other (1)	—	218,089	—	218,089
Impaired (2)	—	—	1,406,094	1,406,094

Gross loans and advances	100,846,789	3,700,816	1,406,094	105,953,699
Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net				(324,830)
Less: Allowance for loan losses	(162,919)	(247,020)	(583,115)	(993,054)

Carrying amount				¥104,635,815

(1)	The balance of “Other” includes housing loans, which amounted to ¥10,575,167 million and ¥17,600 million for the borrower category of Normal and Requiring Caution, respectively.
(2)	“Impaired” refers to loans and advances to borrowers with obligor grades not higher than 7R.

	At March 31, 2021
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Total

	(In millions)
Loans and advances at amortized cost:
Normal
J1-6	¥42,556,624	¥489,127	¥—	¥43,045,751
G1-6	26,374,296	922,810	—	27,297,106
Japanese government and local municipal corporations	2,804,786	—	—	2,804,786
Other (1)	22,419,540	104,469	—	22,524,009
Requiring caution
J7	—	1,107,499	—	1,107,499
G7	—	707,272	—	707,272
Other (1)	—	167,556	—	167,556
Impaired (2)	—	—	1,171,576	1,171,576

Gross loans and advances	94,155,246	3,498,733	1,171,576	98,825,555
Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net				(261,330)
Less: Allowance for loan losses	(170,156)	(255,909)	(423,222)	(849,287)

Carrying amount				¥97,714,938

(1)	The balance of “Other” includes housing loans, which amounted to ¥10,615,897 million and ¥20,789 million for the borrower category of Normal and Requiring Caution, respectively.
(2)	“Impaired” refers to loans and advances to borrowers with obligor grades not higher than 7R.
Modified loans and advances that were subject to lifetime ECL measurement amounted to ¥92,749 million and ¥100,789 million for the fiscal years ended March 31, 2022 and 2021, respectively. The net modification gain or loss is not material.

	At March 31, 2022
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Total

	(In millions)
Loan commitments and financial guarantees (1) :
Gross carrying amount	¥39,125,698	¥874,122	¥57,740	¥40,057,560
Allowance for off-balance sheet items	34,473	41,756	12,034	88,263

	At March 31, 2021
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Total

	(In millions)
Loan commitments and financial guarantees (1) :
Gross carrying amount	¥35,035,453	¥721,955	¥41,173	¥35,798,581
Allowance for off-balance sheet items	33,034	35,480	7,181	75,695

(1)	Loan commitments are the undrawn components of loan commitments on which ECL can be separately identified from those on the drawn components.

Movements in ECL allowance
The following tables show reconciliations from the opening balance to the closing balance of the ECL allowance by class of financial instrument.

	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Total

	(In millions)
Loans and advances at amortized cost (1) :
Balance at April 1, 2020	¥203,286	¥147,382	¥355,737	¥706,405
Transfer to 12-month ECL	6,126	(5,770)	(356)	—
Transfer to lifetime ECL not credit-impaired	(10,899)	13,261	(2,362)	—
Transfer to lifetime ECL credit-impaired	(3,248)	(25,771)	29,019	—

Net transfers between stages	(8,021)	(18,280)	26,301	—
Provision (credit) for loan losses (2)	(29,279)	123,622	182,742	277,085
Charge-offs (3)	—	—	161,603	161,603
Recoveries	—	—	12,801	12,801

Net charge-offs	—	—	148,802	148,802
Others (4)	4,170	3,185	7,244	14,599

Balance at March 31, 2021	¥170,156	¥255,909	¥423,222	¥849,287

Transfer to 12-month ECL	8,140	(5,225)	(2,915)	—
Transfer to lifetime ECL not credit-impaired	(9,170)	13,747	(4,577)	—
Transfer to lifetime ECL credit-impaired	(4,251)	(55,867)	60,118	—

Net transfers between stages	(5,281)	(47,345)	52,626	—
Provision (credit) for loan losses (5)	(8,715)	29,062	248,713	269,060
Charge-offs (3)	—	—	166,553	166,553
Recoveries	—	—	13,403	13,403

Net charge-offs	—	—	153,150	153,150
Others (4)	6,759	9,394	11,704	27,857

Balance at March 31, 2022	¥162,919	¥247,020	¥583,115	¥993,054

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
(5)
The increase in the balance of the total ECL allowance at March 31, 2022 was primarily due to an increase in the provision for loan losses related to the Group’s corporate customers adversely affected by the situation in Russia and Ukraine and the downgrades of certain large borrowers, which was partially offset by a decrease in the provision recognized in the previous fiscal year related to the Group’s corporate customers affected by the COVID-19 pandemic, as a result of their recovery in the current fiscal year. For additional information, refer to Note 3 “Critical Accounting Estimates and Judgments.”

For the fiscal year ended March 31, 2022, the ECL allowance increased by
¥
143,767
 million from ¥
849,287
 million at March 31, 2021 to ¥
993,054
 million at March 31, 2022.
The increase was primarily due to an increase in the provision for loan losses related to the Group’s corporate customers adversely affected by the situation in Russia and Ukraine and the downgrades of certain large borrowers, which was partially offset by a decrease in the provision recognized in the previous fiscal year related to the Group’s corporate customers affected by the COVID-19 pandemic, as a result of their recovery in the current fiscal year.
For the fiscal year ended March 31, 2022, the obligor grades of a number of Russian borrowers affected by the situation in Russia and Ukraine were downgraded to the extent that the credit risk on loans and advances to such borrowers was determined to be significantly increased since initial recognition and their allowance for loan losses was measured at an amount equal to the lifetime ECL. In addition, the Group evaluated the forward-looking impact on credit risks and losses based on factors such as the possibility that payment of principal or interest would be delayed or requests for loan restructuring would be made due to the prolonged impact of sanctions targeting Russia imposed by the Japanese government and authorities in several other jurisdictions, and Russia’s measures to defend its economy and mitigate the effect of sanctions. For further information about the Group’s critical accounting estimates, see Note 3 “Critical Accounting Estimates and Judgments.”
As for the allowance for
12-month
ECL, it decreased by ¥7,237 million
for the fiscal year ended March 31, 2022, due to a release of part of the ECL allowance as a result of the recovery from the COVID-19 pandemic. As for the allowance for lifetime ECL not credit-impaired, it decreased by
¥8,889 million

for the fiscal year ended March 31, 2022, because certain large borrowers were to be regarded as credit-impaired for the fiscal year ended March 31, 2022, due to the downgrades of their obligor grades, which was partially offset by an increase in the ECL allowance due to the downgrades of a number of Russian borrowers adversely affected by the situation in Russia and Ukraine and the additional adjustments to the ECL allowance for some portfolios of loans and advances. As for the allowance for lifetime ECL credit-impaired, it increased by
¥159,893
million for the fiscal year ended March 31, 2022, due to an increase in the ECL allowance as a result of the downgrades of certain large borrowers. As a result, the total ECL allowance increased by
¥143,767 million
for the fiscal year ended March 31, 2022. For additional information, refer to Note 3 “Critical Accounting Estimates and Judgments.”

	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Total

	(In millions)
Loan commitments and financial guarantees (1) :

Balance at April 1, 2020	¥46,118	¥21,423	¥3,713	¥71,254
Net transfers between stages	(632)	(55)	687	—
Provision (credit) for off-balance sheet items	(11,492)	14,112	2,781	5,401
Others	(960)	—	—	(960)

Balance at March 31, 2021	¥33,034	¥35,480	¥7,181	¥75,695

Net transfers between stages	(816)	937	(121)	—
Provision for off-balance sheet items	605	5,339	4,974	10,918
Others	1,650	—	—	1,650

Balance at March 31, 2022	¥34,473	¥41,756	¥12,034	¥88,263

(1)	ECL allowance for loan commitments is that for the undrawn components of loan commitments, which can be separately identified from that for the drawn components.
Trading assets, financial assets at fair value through profit or loss and investment securities
The following tables show an analysis of trading assets, financial assets at fair value through profit or loss and debt instruments at amortized cost and at fair value through other comprehensive income based on the external rating system at March 31, 2022 and 2021, excluding instruments with equity features. Collateral is generally not obtained directly from the issuers.

	At March 31, 2022
	Trading assets (1)	Financial assets at fair value through profit or loss (1)	Debt instruments at amortized cost (1)(2)	Debt instruments at fair value through other comprehensive income (1)(2)

	(In millions)
AAA	¥519,262	¥7,999	¥—	¥8,634,719
AA- to AA+	2,437,286	36,147	25,741	18,225,704
A- to A+	243,090	20,836	—	670,840
Lower than A-	195,008	89,955	57,646	863,446
Unrated	3,365	677	567	192,349

Total	¥3,398,011	¥155,614	¥83,954	¥28,587,058

	At March 31, 2021
	Trading assets (1)	Financial assets at fair value through profit or loss (1)	Debt instruments at amortized cost (1)(2)	Debt instruments at fair value through other comprehensive income (1)(2)

	(In millions)
AAA	¥132,666	¥8,010	¥—	¥8,444,814
AA- to AA+	2,132,634	38,662	22,300	16,135,234
A- to A+	249,114	24,397	—	932,467
Lower than A-	137,305	91,862	48,181	782,352
Unrated	15,439	1,081	1,534	136,063

Total	¥2,667,158	¥164,012	¥72,015	¥26,430,930

(1)
The amounts represent fair value for trading assets and financial assets at fair value through profit or loss, whereas they represent the gross carrying amount for debt instruments at amortized cost and at fair value through other comprehensive income.

(2)	There were no debt instruments at amortized cost or debt instruments at fair value through other comprehensive income subject to lifetime ECL at March 31, 2022 and 2021.
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
On the basis of the Group-wide basic policies for risk management, the Group has a quantitative management process to control market and liquidity risks on a Group-wide basis. The Group at least annually reviews and identifies which companies primarily carry the market and liquidity risks within the Group. The Group sets permissible level limits of risk for each identified company in consideration of those companies’ business plans. The Group ensures that each identified company establishes a risk management system that is appropriate to the risks it faces, and has built-in
transparent risk management processes which clearly separate front, middle and back office operations, and establishes a control system of mutual checks and balances.
Framework for market and liquidity risk management
The board of directors authorizes important matters related to the management of market and liquidity risks, such as the basic policies and risk appetite, which are decided by the Management Committee. The Corporate Risk Management Department, which is independent from the business units that directly handle market transactions, manages market and liquidity risks in an integrated manner. The Corporate Risk Management Department not only monitors the current risk situations but also reports regularly to the Management Committee and the board of directors.
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

(a)	VaR for Trading Activity

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total (1)

	(In billions)
For the fiscal year ended March 31, 2022:
SMBC Consolidated

Maximum	¥49.4	¥41.9	¥3.0	¥8.6	¥13.0
Minimum	5.1	7.9	0.2	3.4	6.1
Daily average	15.3	15.9	1.0	5.9	9.0
At March 31, 2022	49.1	41.9	0.2	6.9	10.2
SMFG Consolidated
Maximum	¥59.9	¥42.7	¥9.4	¥8.6	¥31.1
Minimum	13.8	8.6	5.1	3.4	20.6
Daily average	25.0	17.2	6.8	5.9	25.5
At March 31, 2022	59.0	42.7	5.5	6.9	25.9

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total (1)

	(In billions)
For the fiscal year ended March 31, 2021:
SMBC Consolidated
Maximum	¥6.1	¥8.8	¥1.7	¥3.9	¥8.1
Minimum	3.7	6.1	0.0	2.5	5.5
Daily average	5.1	7.3	0.5	3.2	6.5
At March 31, 2021	5.5	8.1	0.1	3.5	6.2
SMFG Consolidated
Maximum	¥15.1	¥9.9	¥8.8	¥3.9	¥24.4
Minimum	11.7	6.6	1.9	2.5	15.6
Daily average	13.2	8.4	4.7	3.2	19.5
At March 31, 2021	14.6	8.8	5.1	3.5	20.7

(1)
Total for “Maximum,” “Minimum,” and “Daily average” represent the maximum, minimum and daily average of the total of the trading book. For certain subsidiaries, the Group employs the standardized method and/or the historical simulation method for the VaR calculation method.

(b)	VaR for Non-Trading Activity

(i)	Banking

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total (1)

	(In billions)
For the fiscal year ended March 31, 2022:
SMBC Consolidated
Maximum	¥60.1	¥0.5	¥25.5	¥0.0	¥63.5
Minimum	43.6	0.0	15.2	0.0	51.5
Daily average	51.7	0.3	21.0	0.0	58.4
At March 31, 2022	58.7	0.0	17.1	0.0	61.9
SMFG Consolidated
Maximum	¥60.8	¥0.5	¥25.5	¥0.0	¥64.3
Minimum	44.1	0.0	15.2	0.0	52.0
Daily average	52.4	0.3	21.0	0.0	59.1
At March 31, 2022	59.4	0.0	17.1	0.0	62.6

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total (1)

	(In billions)
For the fiscal year ended March 31, 2021:
SMBC Consolidated
Maximum	¥55.5	¥0.6	¥27.1	¥0.0	¥58.5
Minimum	43.1	0.0	7.5	0.0	45.5
Daily average	49.3	0.3	15.0	0.0	51.7
At March 31, 2021	50.3	0.0	17.4	0.0	54.5
SMFG Consolidated
Maximum	¥56.1	¥0.6	¥27.1	¥0.0	¥59.0
Minimum	43.9	0.0	7.5	0.0	46.2
Daily average	49.9	0.3	15.0	0.0	52.3
At March 31, 2021	50.8	0.0	17.4	0.0	55.0

(1)	Total for “Maximum,” “Minimum,” and “Daily average” represent the maximum, minimum and daily average of the total of the banking book.

F-13
4

(ii)	Strategic Shareholding Investment

Equities risk
(In billions)
For the fiscal year ended March 31, 2022:
SMBC Consolidated
Maximum	¥1,199.8
Minimum	923.4
Daily average	1,079.3
At March 31, 2022	1,043.5
SMFG Consolidated
Maximum	¥1,384.9
Minimum	1,086.9
Daily average	1,261.3
At March 31, 2022	1,226.4

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

F-13
5

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
Based on the new standards for interest rate risk in the banking book issued by the Basel Committee on Banking Supervision (“BCBS”) in April 2016, the FSA revised the related regulatory guidelines pertaining to monitoring of interest rate risks in the banking book in December 2017. The revised disclosure requirements with respect to the changes in economic value of equity (“ΔEVE”) in the banking book as a result of interest rate shocks have been applied from March 31, 2018. ΔEVE is defined as a decline in economic value as a result of an interest rate shock. It is calculated by multiplying the interest rate sensitivity (excluding credit spread) and interest rate change. The FSA implements a “materiality test” to identify banks taking excessive interest rate risks. Under the materiality test, the FSA monitors the ratio of ΔEVE to Tier 1 capital based on a set of prescribed interest rate shock scenarios. The threshold applied by the FSA is 15% and the ratios for SMBC on a consolidated basis at March 31, 2022 and 2021 were 4.6% and 9.6%, respectively and those for SMFG on a consolidated basis at March 31, 2022 and 2021 were 4.0% and 8.1%, respectively.

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

F-13
6

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
Maturity analysis of financial liabilities at March 31, 2022 and 2021
The following tables show a maturity analysis of the contractual undiscounted cash flows for financial liabilities at March 31, 2022 and 2021. The amount of interest on debt instruments is not included in the maturity tables below due to its insignificance.

	At March 31, 2022
	On demand	Not later than three months	Later than three months and not later than one year	Later than one year and not later than three years	Later than three years and not later than five years	Later than five years	Total

	(In millions)
Non-derivative financial instruments:
Deposits	¥109,504,226	¥35,716,375	¥13,658,588	¥2,497,423	¥633,386	¥592,063	¥162,602,061
Call money and bills sold	16,257	981,289	87,177	43,811	1,466	—	1,130,000
Repurchase agreements and cash collateral on securities lent	333,887	19,637,456	49,966	91,853	—	—	20,113,162
Trading liabilities	3,181,992	—	—	—	—	—	3,181,992
Financial liabilities designated at fair value through profit or loss	—	12,080	140,141	111,904	77,418	168,005	509,548
Borrowings	166,662	2,774,392	6,054,105	7,382,113	1,974,285	1,855,060	20,206,617
Debt securities in issue	—	2,124,288	1,587,490	2,225,232	2,573,987	3,177,717	11,688,714
Lease payable	—	18,127	57,941	104,913	76,421	143,672	401,074
Other financial liabilities	3,490,237	4,221,736	3,526	90,045	—	4,133	7,809,677
Off balance sheet items:
Loan commitments	73,246,384	—	—	—	—	—	73,246,384
Financial guarantee contracts	11,722,240	—	—	—	—	—	11,722,240

Total non-derivative financial instruments	¥201,661,885	¥65,485,743	¥21,638,934	¥12,547,294	¥5,336,963	¥5,940,650	¥312,611,469

Derivative financial instruments	¥6,717,823	¥—	¥—	¥13,875	¥77,746	¥156,892	¥6,966,336

	At March 31, 2021
	On demand	Not later than three months	Later than three months and not later than one year	Later than one year and not later than three years	Later than three years and not later than five years	Later than five years	Total

	(In millions)
Non-derivative financial instruments:
Deposits	¥102,997,450	¥35,126,538	¥13,139,583	¥3,031,727	¥648,342	¥552,018	¥155,495,658
Call money and bills sold	2,678	1,350,926	14,911	—	—	—	1,368,515
Repurchase agreements and cash collateral on securities lent	202,934	18,243,737	—	63,235	—	—	18,509,906
Trading liabilities	2,080,826	—	—	—	—	—	2,080,826
Financial liabilities designated at fair value through profit or loss	—	1,050	91,691	51,183	18,746	73,869	236,539
Borrowings	118,408	2,181,321	5,530,491	4,615,101	4,800,771	1,792,917	19,039,009
Debt securities in issue	—	1,969,168	1,557,662	1,959,596	2,072,760	3,533,304	11,092,490
Lease payable	—	19,666	62,571	106,129	72,848	134,738	395,952
Other financial liabilities	3,350,086	5,058,851	3,322	1,045	—	3,744	8,417,048
Off balance sheet items:
Loan commitments	71,677,806	—	—	—	—	—	71,677,806
Financial guarantee contracts	9,872,696	—	—	—	—	—	9,872,696

Total non-derivative financial instruments	¥190,302,884	¥63,951,257	¥20,400,231	¥9,828,016	¥7,613,467	¥6,090,590	¥298,186,445

Derivative financial instruments	¥4,900,077	¥—	¥—	¥608	¥8,578	¥40,170	¥4,949,433

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
Balance of loans and advances, and deposits at March 31, 2022 and 2021
The following table presents the balance of loans and advances, and deposits at March 31, 2022 and 2021. The balance of deposits, which was mainly composed of individual customer deposits at March 31, 2022 and 2021, exceeded the balance of loans and advances at the same time due to the stable deposit base in
Japan.

	At March 31,
	2022	2021

	(In millions)
Loans and advances	¥104,635,815	¥97,714,938
Deposits	162,593,492	155,493,654

F-13
8

The following table presents a breakdown of deposits by domestic and foreign offices. Domestic inter-bank money is classified as “Call money and bills sold” and not included in “Deposits” in the consolidated statements of financial position. Over half of domestic deposits is composed of individual customer deposits.

	At March 31,
	2022	2021

	(In millions)
Domestic offices:
Non-interest-bearing demand deposits	¥28,633,073	¥26,509,136
Interest-bearing demand deposits	67,287,154	63,810,233
Deposits at notice	691,249	732,564
Time deposits	17,624,597	17,833,960
Negotiable certificates of deposit	5,059,074	5,603,154
Others	9,625,768	8,578,530

Total domestic offices	128,920,915	123,067,577

Foreign offices:
Non-interest-bearing demand deposits	2,334,805	1,760,079
Interest-bearing demand deposits	4,221,047	4,825,345
Deposits at notice	11,345,294	10,730,094
Time deposits	7,513,141	7,985,027
Negotiable certificates of deposit	8,010,723	6,967,464
Others	247,567	158,068

Total foreign offices	33,672,577	32,426,077

Total deposits	¥162,593,492	¥155,493,654

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
F-13
9

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

F-1
40

Regulatory capital
The table below presents the Group’s total capital ratio, total capital and risk-weighted assets under Japanese GAAP at March 31, 2022 and 2021 based on the Basel III rules.

	At March 31,
	2022	2021

	(In billions, except percentages)
SMFG Consolidated:
Total risk-weighted capital ratio	16.56%	18.61%
Tier 1 risk-weighted capital ratio	15.46%	16.96%
Common Equity Tier 1 risk-weighted capital ratio	14.45%	16.00%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥11,983.8	¥12,289.3
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	11,186.2	11,199.3
Common Equity Tier 1 capital	10,458.4	10,562.8
Risk-weighted assets	72,350.1	66,008.0
The amount of minimum total capital requirements (1)	5,788.0	5,280.6

(1)	The amount of minimum total capital requirements is calculated by multiplying risk-weighted assets by 8%.
Interest Rate Benchmark Reform
The Group put in place a Group-wide IBOR transition project team in May 2019 involving all the Group’s business lines and functions. This project team’s objective was to provide smooth and efficient global coordination for the transition from IBOR to alternative reference rates, expected to take place by the end of 2021 or the mid-2023.
The project team formed working groups and work streams based on each region’s background for the IBOR transition project. The working groups and work streams executed the plans based on each region’s background for the IBOR transition project, while taking into consideration the common objective and achievement globally. As of March 31, 2022, necessary system developments and most of transition from the LIBOR setting ceasing at the end of 2021 to alternative reference rates, which were included in the project team’s primary tasks, were completed.
Interest rate benchmark reform exposes the Group to various risks. The key risks identified include conduct risk, litigation risk, operational risk, market risk and accounting risk. However, those risks have not materialized at March 31, 2022. The progress continues to be monitored and reported regularly to management.
At March 31, 2022, as a result of efforts, including necessary system developments, negotiation of contracts with customers and taking part in large scale transition events at Central Counterparty Clearing Houses such as Japan Securities Clearing Corporation and London Clearing House, the Group had transitioned most of its financial instruments linked to the interest rate benchmarks whose settings ceased at the end of 2021. Additionally, the Group has ceased entering into new contracts referencing USD LIBOR by December 31, 2021, other than for limited circumstances in accordance with the regulatory guidance. With respect to the transition of financial instruments referencing the USD LIBOR settings ceasing as of June 30, 2023, as well as the other remaining, the Group continues to engage with customers to remediate the remaining exposure.

F-14
1

The following table shows quantitative information about financial instruments that have yet to be transitioned to an alternative benchmark rate at March 31, 2022.

	USD LIBOR (1)	Others (1)(2)

	(In billions)

Carrying amount of non-derivative financial assets	¥13,330	¥370
Carrying amount of non-derivative financial liabilities	1,344	—
Derivative notional amounts	221,161	1,756

(1)	The amounts in the table above are the aggregation of the amounts used for regulatory reporting of SMFG, SMBC, SMBC’s subsidiaries and SMBC Nikko Securities Inc.
(2)
“Others” consists of JPY and GBP LIBOR contracts, most of which include contracts that will switch to using alternative reference rates at the next reset after March 31, 2022. It also includes, to a limited extent, synthetic LIBOR contracts that the Group utilized as a temporary solution.

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
The transaction amounts included in the accounts, in aggregate, by category of related party were as follows:
Transactions with associates, joint ventures and other entities

	At March 31,
	2022	2021

	(In millions)
Assets:
Loans and advances	¥2,060,472	¥1,857,585
Others	33,957	78,410

Liabilities:
Deposits	¥315,500	¥192,010
Others	36,406	74,907

	For the fiscal year ended March 31,
	2022	2021	2020

	(In millions)
Income statements:

Income (interest income, fee and commission income, and others)	¥68,780	¥55,409	¥68,752
Expense (interest expense and others)	25,046	34,811	26,049
Financial guarantees issued by the Group for its associates at March 31, 2022 and 2021 were ¥266,452 million and ¥349,323 million, respectively.
Loan commitments to associates and joint ventures at March 31, 2022 and 2021 were ¥938,335 million and ¥1,050,006 million, respectively.

F-14
2

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

	At March 31,
	2022	2021

	(In millions)
Assets:
Loans and advances	¥—	¥4

Liabilities:
Deposits	¥3,256	¥2,259
Others	59	80
Compensation of Key Management Personnel
The following table presents the compensation expenses of key management personnel.

	For the fiscal year ended March 31,
	2022	2021	2020

	(In millions)
Short-term employee benefits	¥1,571	¥1,506	¥1,206
Share-based compensation	457	383	316
The details of the share-based compensation plan are described in Note 40 “Share-Based Payment.”
There were no post-employment benefits, other long-term benefits and termination benefits for the fiscal years ended March 31, 2022, 2021 and 2020.

48	PRINCIPAL SUBSIDIARIES
Principal Subsidiaries
The Group’s principal subsidiaries at March 31, 2022 are shown in the list below. The Group consolidates all entities that the Group controls. The Group controls an entity when the Group is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

F-14
3

Principal domestic subsidiaries

Company Name	Proportion of Ownership Interest (1)	Proportion of Voting Rights (1)	Main Business
	(%)	(%)
Sumitomo Mitsui Banking Corporation	100.0	100.0	Commercial banking
SMBC Trust Bank Ltd.	100.0	100.0	Trust banking
SMBC Guarantee Co., Ltd.	100.0	100.0	Credit guarantee
SMBC Nikko Securities Inc.	100.0	100.0	Securities
Sumitomo Mitsui Card Company, Limited	100.0	100.0	Credit card
SMBC Finance Service Co., Ltd.	100.0	100.0	Credit card, consumer credit and installment transaction
SMBC Consumer Finance Co., Ltd.	100.0	100.0	Consumer lending
SMBC Mobit Co., Ltd.	100.0	100.0	Consumer lending
The Japan Research Institute, Limited	100.0	100.0	System development, data processing, management consulting and economic research
Sumitomo Mitsui DS Asset Management Company, Limited	50.1	50.1	Investment management, and investment advisory and agency
Alternative Investment Capital Limited	60.0	60.0	Investment management and investment advisory
NCore Co., Ltd.	51.0	51.0	Data processing service and consulting
SMBC Venture Capital Co., Ltd.	100.0	100.0	Venture capital
SMBC Consulting Co., Ltd.	98.3	98.3	Management consulting and information services
Japan Pension Navigator Co., Ltd.	69.7	69.7	Operational management of defined contribution pension plans

(1)	Percentages of proportion of ownership interest and proportion of voting rights have been truncated.
Principal foreign subsidiaries

Company Name	Country of Incorporation	Proportion of Ownership Interest (1)	Proposition of Voting Rights (1)		Main Business
		(%)	(%)

SMBC Bank International plc	U.K.	100.0	100.0		Commercial banking
Sumitomo Mitsui Banking Corporation (China) Limited	China	100.0	100.0		Commercial banking
PT Bank BTPN Tbk	Indonesia	98.4	93.4	(2)	Commercial banking
SMBC Americas Holdings, Inc.	U.S.A.	100.0	100.0		Bank holding company
Manufacturers Bank	U.S.A.	100.0	100.0		Commercial banking
Banco Sumitomo Mitsui Brasileiro S.A	Brazil	100.0	100.0		Commercial banking
JSC Sumitomo Mitsui Rus Bank	Russia	100.0	100.0		Commercial banking
SMBC Bank EU AG (3)	Germany	100.0	100.0		Commercial banking
Sumitomo Mitsui Banking Corporation Malaysia Berhad	Malaysia	100.0	100.0		Commercial banking
SMBC Leasing and Finance, Inc.	U.S.A.	100.0	100.0		Leasing
SMBC Nikko Securities America, Inc.	U.S.A.	100.0	100.0		Securities
SMBC Nikko Capital Markets Limited	U.K.	100.0	100.0		Securities
SMBC Capital Markets, Inc.	U.S.A.	100.0	100.0		Derivatives
TT International Asset Management Ltd	U.K.	100.0	100.0		Investment management, and investment advisory and agency
Fullerton India Credit Company Limited.	India	74.9	74.9		Financial services

F-14
4

(1)	Percentages of proportion of ownership interest and proportion of voting rights have been truncated.
(2)
During the fiscal year ended March 31, 2020, the Group disposed of

5.0% equity interest in PT Bank BTPN Tbk to a third party investor. The disposal was undertaken to ensure that PT Bank BTPN Tbk is compliant with the free float requirement under the Indonesia Stock Exchange’s Rule. The Group had also entered into a commercial arrangement where the economic exposure resulting from the disposal is being retained. Therefore, the disposal has not resulted in a decrease in the Group’s ownership interests.

(3)	In April 2022, SMBC Bank EU AG merged with our securities business subsidiary in Germany, SMBC Nikko Capital Markets Europe GmbH.
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
At March 31, 2022 and 2021, the consolidated ABCP conduits had total assets of ¥806,524 million and ¥786,433 million, respectively. The total notional amounts of the liquidity and credit enhancement facilities provided by the Group to the consolidated ABCP conduits at March 31, 2022 and 2021 were ¥1,364,128 million and ¥1,226,930 million, respectively, all
of which
were undrawn
.

F-14
5

The Group did not provide any financial or other support, without having a contractual obligation to do so, to consolidated structured entities during the fiscal years ended March 31, 2022 and 2021.
Unconsolidated Structured Entities
The following tables represent the carrying amounts of the Group’s interests in unconsolidated structured entities recognized in its consolidated statements of financial position by line item and the maximum exposure to loss from its interests at March 31, 2022 and 2021.

	At March 31, 2022
	Securitizations	Investment funds	Structured finance	Others	Total

	(In millions)
Interests in unconsolidated structured entities recognized in:
Trading assets	¥11,149	¥60,168	¥—	¥—	¥71,317
Financial assets at fair value through profit or loss	274	976,983	98,671	—	1,075,928
Investment securities	136,521	49,693	—	194	186,408
Loans and advances	2,817,366	—	7,099,366	601,975	10,518,707

Total	¥2,965,310	¥1,086,844	¥7,198,037	¥602,169	¥11,852,360

Maximum exposure to loss from interests in unconsolidated structured entities	¥4,289,574	¥1,087,993	¥8,117,297	¥751,194	¥14,246,058

	At March 31, 2021
	Securitizations	Investment funds	Structured finance	Others	Total

	(In millions)
Interests in unconsolidated structured entities recognized in:
Trading assets	¥14,447	¥43,693	¥—	¥—	¥58,140
Financial assets at fair value through profit or loss	260	1,115,719	126,210	—	1,242,189
Investment securities	98,430	36,477	—	337	135,244
Loans and advances	2,729,910	—	6,057,533	556,426	9,343,869

Total	¥2,843,047	¥1,195,889	¥6,183,743	¥556,763	¥10,779,442

Maximum exposure to loss from interests in unconsolidated structured entities	¥3,902,125	¥1,197,191	¥6,986,116	¥710,918	¥12,796,350
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

F-14
6

structured entities. It is determined by the Group’s carrying amounts and the notional amounts of loan commitments and guarantees, without considering the probability of loss being incurred, or effects of collateral or other credit protection.
The Group did not provide any financial or other support, without having a contractual obligation to do so, to unconsolidated structured entities during the fiscal years ended March 31, 2022 and 2021.
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
The income received from such sponsored unconsolidated structured entities was ¥29,679 million and ¥36,823 million for the fiscal years ended March 31, 2022 and 2021, respectively. The majority of the income was management fees included in “Fee and commission income” and was from investment funds managed by SMDAM, the Group’s asset management subsidiary. The carrying amount of assets transferred to these entities, which mainly consisted of investment funds, was ¥1,922,459 million and ¥2,777,918 million for the fiscal years ended March 31, 2022 and 2021, respectively.

F-14
7

50	ACQUISITIONS
Fiscal Year Ended March 31, 2022
Fullerton India Credit Company Limited
On November 30, 2021, the Group acquired a 74.9% equity interest in Fullerton India Credit Company Limited (“Fullerton India”), which became the Group’s subsidiary. Fullerton India has a pan-India
distribution network and offers unsecured loans against property to mainly small and medium-sized
enterprises and individual customers. This acquisition was made in order
to gain a retail finance platform in India and further expand the Group’s business franchise in Asia.
The fair values of assets and liabilities of Fullerton India at the date of acquisition and the consideration paid were as follows:

At November 30, 2021
(In millions)
Assets:
Cash and deposits with banks	¥37,495
Loans and advances	306,413
All other assets	58,612

Total assets	¥402,520

Liabilities:
Borrowings	¥176,075
Debt securities in issue	135,445
All other liabilities	22,752

Total liabilities	¥334,272

Net assets	68,248
Non-controlling interests measured at their proportionate share of the identifiable assets	(17,130)

Net assets acquired	51,118
Goodwill	179,197

Consideration	¥230,315

Consideration (1) :
Cash	¥230,315

Total	¥230,315

Acquisition related costs recognized as an expense in “General and administrative expenses” in the consolidated income statement	¥2,093

(1)
A contingent consideration is included in the contract, and payable upon a specific performance indicator of Fullerton India. As a result of estimating the indicator, the Group does not recognize the contingent consideration.

The fair value of the financial assets acquired included ¥306,413 million of loans and advances.
The gross contractual amounts receivable were ¥336,027 million, of which ¥30,273 million were expected to be uncollectible.
The goodwill was attributable to the profitability of the acquired business and the synergies expected to arise after the acquisition. None of the goodwill recognized is expected to be deductible for income tax purposes.
The revenue and profit or loss since the acquisition date to March 31, 2022 and pro forma financial information relating to Fullerton India are immaterial to the consolidated financial statements.

F-14
8

The owner of
non-controlling
interests retains written put option on the share of Fullerton India. The Group remeasures the financial liability at the end of each reporting period based on the estimated present value of the redemption amount and any changes in the liability are recorded in profit or loss.
Cash consideration paid and cash acquired by obtaining control of the subsidiaries
The total amount of cash consideration paid and cash acquired by obtaining control of subsidiaries during the fiscal year ended March 31, 2022 were as follows:

For the fiscal year ended March 31, 2022
(In millions)
Cash consideration paid	¥(230,315)
Cash and cash equivalents transferred as a result of the acquisitions	14,621

Cash consideration paid, net of cash and cash equivalents acquired by obtaining control of the subsidiaries	¥(215,694)

The amounts of assets and liabilities other than cash or cash equivalents in these subsidiaries were ¥387,899 million and ¥334,272 million, respectively.
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

F-14
9

The fair values of assets and liabilities of DSBI at the date of acquisition and the consideration paid were as follows:

At April 1, 2019
(In millions)
Assets: (1)
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

F-1
50

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
The following tables present an analysis of financial assets and liabilities, excluding cash and deposits with banks, trading assets and liabilities, and derivative financial instruments, by amounts recovered or settled, not more than twelve months or more than twelve months, at March 31, 2022 and 2021.

	At March 31, 2022
	Amounts recovered or settled
	Not more than twelve months	More than twelve months	Total

	(In millions)
Assets:
Call loans and bills bought	¥1,885,039	¥80,096	¥1,965,135
Reverse repurchase agreements and cash collateral on securities borrowed	11,265,507	38,423	11,303,930
Financial assets at fair value through profit or loss	4,589	1,690,996	1,695,585
Investment securities:
Debt instruments at amortized cost	31,921	52,033	83,954
Debt instruments at fair value through other comprehensive income	10,533,166	17,533,800	28,066,966
Equity instruments at fair value through other comprehensive income	—	4,598,485	4,598,485
Loans and advances	38,073,404	66,562,411	104,635,815
Other financial assets	5,009,619	300,220	5,309,839
Liabilities:
Deposits	¥158,876,649	¥3,716,843	¥162,593,492
Call money and bills sold	1,084,723	45,277	1,130,000
Repurchase agreements and cash collateral on securities lent	20,021,309	91,853	20,113,162
Financial liabilities designated at fair value through profit or loss	117,783	337,951	455,734
Borrowings	9,069,845	11,514,806	20,584,651
Debt securities in issue	3,711,213	7,717,224	11,428,437
Other financial liabilities	7,715,499	94,178	7,809,677

F-15
1

	At March 31, 2021
	Amounts recovered or settled
	Not more than twelve months	More than twelve months	Total

	(In millions)
Assets:
Call loans and bills bought	¥2,455,982	¥97,486	¥2,553,468
Reverse repurchase agreements and cash collateral on securities borrowed	11,666,696	71,376	11,738,072
Financial assets at fair value through profit or loss	1,905	1,742,943	1,744,848
Investment securities:
Debt instruments at amortized cost	36,133	35,882	72,015
Debt instruments at fair value through other comprehensive income	8,247,653	18,144,982	26,392,635
Equity instruments at fair value through other comprehensive income	—	4,586,811	4,586,811
Loans and advances	35,544,062	62,170,876	97,714,938
Other financial assets	4,076,649	173,805	4,250,454
Liabilities:
Deposits	¥151,262,640	¥4,231,014	¥155,493,654
Call money and bills sold	1,368,515	—	1,368,515
Repurchase agreements and cash collateral on securities lent	18,446,671	63,235	18,509,906
Financial liabilities designated at fair value through profit or loss	97,768	141,751	239,519
Borrowings	7,911,265	11,512,090	19,423,355
Debt securities in issue	3,533,310	7,695,290	11,228,600
Other financial liabilities	8,412,259	4,789	8,417,048

F-15
2

52	CONDENSED FINANCIAL INFORMATION OF REGISTRANT (SMFG)
Condensed Statements of Financial Position

	At March 31,
	2022	2021

	(In millions)
Assets:
Deposits with SMBC	¥319,147	¥221,993
Investments in SMBC	4,613,790	4,613,790
Loans to SMBC	9,069,425	8,195,888
Investments in other subsidiaries, associates and joint ventures	2,017,221	1,785,519
Other assets	209,656	207,701
Current tax assets	28,074	4,380

Total assets	¥16,257,313	¥15,029,271

Liabilities and equity:
Short-term borrowings from SMBC	¥1,508,030	¥1,278,030
Long-term borrowings	308,976	249,060
Debt securities in issue due to other subsidiaries	7,301	5,585
Debt securities in issue	7,509,351	6,778,540
Other liabilities	67,735	66,090

Total liabilities	9,401,393	8,377,305

Shareholders’ equity	6,126,648	6,002,211
Other equity instruments holders’ equity	729,272	649,755

Total equity	6,855,920	6,651,966

Total equity and liabilities	¥16,257,313	¥15,029,271

F-15
3

Condensed Income Statements

	For the fiscal year ended March 31,
	2022	2021	2020

	(In millions)
Income:
Interest income from SMBC	¥184,206	¥170,777	¥165,322
Dividends from SMBC	376,757	272,952	637,703
Dividends from other subsidiaries, associates and joint ventures	45,609	31,914	21,726
Fees and commission income from subsidiaries	9,439	7,777	9,048
Other income	1,109	794	19

Total income	617,120	484,214	833,818

Expense:
Interest expense to SMBC	4,751	4,313	4,328
Interest expense to other subsidiaries	4,779	4,320	14,502
Interest expense	169,526	154,298	148,177
Operating and other expense	37,982	31,806	22,812

Total expense	217,038	194,737	189,819

Profit before tax	400,082	289,477	643,999
Income tax expense	(7,942)	(5,710)	(6,416)

Net profit	¥408,024	¥295,187	¥650,415

Profit attributable to:
Shareholders	397,293	282,065	638,051
Other equity instruments holders	10,731	13,122	12,364

F-15
4

Condensed Statements of Cash Flows

	For the fiscal year ended March 31,
	2022	2021	2020

	(In millions)
Operating Activities:
Profit before tax	¥400,082	¥289,477	¥643,999
Income taxes paid—net	(17,935)	79,396	7,043
Other operating activities—net	579,929	267,159	(3,023)

Net cash and cash equivalents provided by operating activities	962,076	636,032	648,019

Investing Activities:
Loans provided to SMBC	(873,537)	(750,713)	(1,338,045)
Investments in subsidiaries	(233,576)	(7,418)	(255,468)
Investments in associates and joint ventures	(819)	(52,849)	—
Other investing activities—net	(5,953)	(46,282)	(16,495)

Net cash and cash equivalents used in investing activities	(1,113,885)	(857,262)	(1,610,008)

Financing Activities:
Net increase of short-term borrowings from SMBC	230,000	50,000	—
Proceeds from issuance of long-term borrowings	86,390	10,625	5,053
Redemption of long-term borrowings	—	—	(8,000)
Proceeds from issuance of debt securities	969,480	921,603	1,255,939
Proceeds from issuance of other equity instruments	79,516	99,400	84,073
Redemption of debt securities	(831,880)	(403,025)	(266,700)
Redemption of other equity instruments	—	(130,000)	—
Dividends paid to shareholders	(274,058)	(267,119)	(255,771)
Coupons paid to other equity instruments holders	(10,731)	(13,122)	(12,364)
Purchases of treasury stock and proceeds from sales of treasury stock—net	246	220	(99,605)

Net cash and cash equivalents provided by financing activities	248,963	268,582	702,625

Net increase (decrease) of cash and cash equivalents	97,154	47,352	(259,364)
Cash and cash equivalents at beginning of period	221,993	174,641	434,005

Cash and cash equivalents at end of period	¥319,147	¥221,993	¥174,641

Investments in subsidiaries, associates and joint ventures
Investments in subsidiaries, associates and joint ventures are stated at cost. The Company recognizes dividend income from these companies when its right to receive payment is established.
Investments in other subsidiaries, associates and joint ventures included equity investments in SMBC Nikko Securities Inc., Sumitomo Mitsui Card Company, Limited, SMBC Consumer Finance Co., Ltd., Sumitomo Mitsui DS Asset Management Company, Limited (“SMDAM”), Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”) and others at March 31, 2022 and 2021. The country of incorporation and the proportion of ownership interest of the Company in these companies was the same as described in Note 11 “Investments in Associates and Joint Ventures,” and Note 48 “Principal Subsidiaries.”

F-15
5

Long-term obligations
The Company had subordinated long-term borrowings amounting to ¥41 billion and ¥41 billion at March 31, 2022 and 2021, respectively, and had unsubordinated long-term borrowings amounting to ¥268 billion and ¥208 billion at March 31, 2022 and 2021, respectively. The Company also had subordinated bonds amounting to ¥954 billion and ¥948 billion, including ¥0.3 billion and ¥2 billion outstanding to its subsidiary, at March 31, 2022 and 2021, respectively, and had senior bonds amounting to ¥6,563 billion and ¥5,836 billion, including ¥7 billion and ¥4 billion outstanding to its subsidiary, at March 31, 2022 and 2021, respectively. For additional information, refer to Note 19 “Borrowings” and Note 20 “Debt Securities in Issue.”
Guarantees
The Company provided guarantee of ¥396 billion and ¥324 billion at March 31, 2022 and 2021, respectively, to the Deposit Protection Fund of the Association of German Banks with regard to the deposits of the SMBC Dusseldorf branch and SMBC Bank EU AG.

F-15
6