Form 20-F
period 2023-03-31
SUMITOMO MITSUI FINANCIAL GROUP, INC.
filed 2023-06-29
CIK 1022837

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2023
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
1-2, Marunouchi 1-chome
,
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
At March 31, 2023, the following shares of capital stock were outstanding: 1,374,691,194 shares of common stock (including
30,070,650
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b).  ☐
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
3.A.    SELECTED FINANCIAL DATA
Selected Financial Data
The following selected financial data at and for each of the five fiscal years ended March 31, 2023, 2022, 2021, 2020 and 2019 have been derived from our consolidated financial statements. You should read this data together with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this annual report.

	For the fiscal year ended and at March 31,
	2023	2022	2021	2020	2019

	(In millions, except per share data)
Consolidated income statements data:
Interest income	¥3,696,076	¥1,747,654	¥1,780,370	¥2,407,045	¥2,406,350
Interest expense	1,941,006	303,716	397,245	1,090,730	1,137,430

Net interest income	1,755,070	1,443,938	1,383,125	1,316,315	1,268,920

Fee and commission income	1,262,734	1,248,225	1,174,382	1,147,132	1,101,777
Fee and commission expense	222,920	209,762	201,723	203,822	178,351

Net fee and commission income	1,039,814	1,038,463	972,659	943,310	923,426

Net trading income	626,043	280,339	237,746	134,069	320,302
Net income (loss) from financial assets and liabilities at fair value through profit or loss	173,311	200,249	280,012	(21,939)	54,655
Net investment income	15,611	65,744	153,820	176,464	93,922
Other income	180,827	108,727	138,223	155,631	505,666

Total operating income	3,790,676	3,137,460	3,165,585	2,703,850	3,166,891

Impairment charges on financial assets	148,464	279,978	282,486	259,938	119,686

Net operating income	3,642,212	2,857,482	2,883,099	2,443,912	3,047,205

General and administrative expenses	1,965,417	1,801,621	1,679,115	1,696,386	1,679,813
Other expenses	502,347	368,559	283,879	488,806	575,657

Operating expenses	2,467,764	2,170,180	1,962,994	2,185,192	2,255,470

Share of post-tax profit (loss) of associates and joint ventures	87,428	(10,838)	36,373	24,031	40,157

Profit before tax	1,261,876	676,464	956,478	282,751	831,892

Income tax expense	326,027	161,389	251,402	51,768	184,306

	For the fiscal year ended and at March 31,
	2023	2022	2021	2020	2019

	(In millions, except per share data)
Net profit	¥935,849	¥515,075	¥705,076	¥230,983	¥647,586

Profit attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥911,831	¥499,573	¥687,483	¥200,052	¥541,932
Non-controlling interests	12,708	4,771	4,471	18,567	93,779
Other equity instruments holders	11,310	10,731	13,122	12,364	11,875
Earnings per share:
Basic	¥668	¥364	¥502	¥145	¥388
Diluted	668	364	501	145	387
Weighted average number of common shares in issue (in thousands of shares)	1,364,770	1,370,738	1,370,214	1,375,118	1,397,599
Dividends per share in respect of each fiscal year:
Common stock	¥220	¥200	¥195	¥185	¥175
	$1.65	$1.63	$1.76	$1.70	$1.58
Consolidated statements of financial position data:
Total assets	¥257,687,038	¥248,160,847	¥235,024,987	¥212,158,463	¥195,503,623
Loans and advances	111,891,134	104,635,815	97,714,938	94,671,818	90,682,938
Total liabilities	244,150,073	235,379,155	222,748,837	201,223,585	183,730,177
Deposits	172,927,810	162,593,492	155,493,654	138,431,418	134,404,652
Borrowings	15,371,801	20,584,651	19,423,355	17,121,362	12,167,858
Debt securities in issue	11,984,994	11,428,437	11,228,600	10,985,048	11,171,209
Total equity	13,536,965	12,781,692	12,276,150	10,934,878	11,773,446
Capital stock	2,342,537	2,341,878	2,341,274	2,339,965	2,339,443
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
Following Russia’s aggression against Ukraine, which began in February 2022, the Japanese government and authorities in several other jurisdictions, including the U.S., the European Union, the United Kingdom, Canada and Australia have imposed significant sanctions targeting Russia, such as bans on imports and exports, asset freezes, and revoking Russia’s most favored nation trade status.
Furthermore, Russia has taken various measures to defend its economy and mitigate the effect of sanctions, such as seizing the assets of foreign companies that have withdrawn from Russia and demanding payment in rubles for its exports. As a result of these geopolitical factors and the uncertain consequences, financial and commodity markets have experienced, and may continue to experience, significant disruptions and volatility. Moreover, these factors have exacerbated ongoing supply chain constraints, contributing to long-term inflationary pressure.
If Russia’s aggression against Ukraine is further prolonged or increases in severity, or the situation spreads to other countries, global economic conditions and financial and commodities markets could worsen substantially, which could result in a variety of adverse impacts on our business, such as additional credit costs and valuation losses on securities. In addition, the seizure and nationalization of foreign capital by the Russian government may adversely affect the execution of our business strategies, results of operations and financial condition, given the presence of our local subsidiary in Russia and aircraft assets of our aviation leasing affiliate. Moreover, geopolitical tensions such as Russia’s aggression against Ukraine may increase the risk of cyberattack, including cyberattacks by state actors or others in retaliation against the sanctions imposed by the international community, as well as cyberattacks by other actors directed against our local operations in Russia or otherwise seeking to take advantage of the ongoing crisis. In order to address this risk, in addition to the cybersecurity measures described in “—Our business relies on our information technology systems, which are at risk of being damaged or failing as a result of various incidents including cyberattacks, and their failure could harm our relationships with customers or adversely affect our provision of services to customers,” we have enhanced security measures such as strengthening our surveillance system, including information gathering efforts, and issued alerts to directors, officers and employees. However, there can be no assurance that these measures will be sufficient or effective to detect or protect against such attacks.
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
Our financial condition and results of operations are materially affected by general economic conditions and financial markets in Japan and foreign countries, which would be influenced by various factors such as monetary policies taken by the Bank of Japan (“BOJ”) and other central banks, and fiscal policies, policies on financial markets, as well as related laws, regulations and agreements adopted by governmental authorities. Those factors include, for example, monetary easing by the BOJ, monetary tightening by the Federal Reserve Board and other central banks, the increase of tariffs and other protectionist trade policies of countries including the U.S. Furthermore, geopolitical instability in various parts of the world, including North Africa, the Middle East, Asia and Eastern Europe, and material changes in regional economic or political unions or associations between countries could contribute to economic instability in those and other regions. Such regional economic instability could adversely affect Japanese and global economic conditions.
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
Our equity securities portfolio mainly consists of equity instruments at fair value through other comprehensive income. The reported value of our equity instruments at fair value through other comprehensive income accounted for 1.8% of our total assets at March 31, 2023, approximately 78.9% of which were Japanese equity securities. This value depends mainly on prices of the instruments in the stock market. In addition, the reported value, and gross unrealized gains and losses of those equity instruments at fair value through other comprehensive income at March 31, 2023 are described in “Item 5.A. Operating Results—Financial Condition—Investment Securities.”
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
We engage in trading and investing activities dealing with various kinds of financial instruments such as bonds, equities, currencies, derivatives and funds. For example, we have substantial investments in debt securities. At March 31, 2023, we had ¥10 trillion of Japanese government bonds classified as debt instruments at fair value through other comprehensive income, which accounted for approximately 3.7% of our total assets.

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
With respect to the quality of the capital base, certain capital instruments, including existing preferred securities and subordinated debt, were eligible for inclusion as Tier 1 capital or Tier 2 capital only for the prescribed
10-year
phase-out
period. Preferred stocks convertible into common stocks no longer qualify as Common Equity Tier 1 capital but qualify as Additional Tier 1 capital if they satisfy certain requirements including the requirement of loss absorbency at the point of non-viability
under the Basel III rules. In addition, securities with
step-up
clauses no longer qualify as Additional Tier 1 capital, and if the relevant security is classified as a liability for accounting purposes, it must satisfy the requirement of loss absorbency at a pre-specified
trigger point, which must be 5.125% or more of Common Equity Tier 1 risk-weighted capital ratio as well as the aforementioned requirement of loss absorbency at the point of non-viability
to qualify as Additional Tier 1 capital. With respect to Tier 2 capital, under the Basel III rules, the relevant security must satisfy the requirement of loss absorbency at the point of non-viability
to qualify as Tier 2 capital, and subordinated debt securities callable at the initiative of the issuer within five years or with step-up
clauses no longer qualify as Tier 2 capital.
With respect to the quantity of the capital base, the minimum Common Equity Tier 1 risk-weighted capital ratio and minimum risk-weighted capital ratio applicable to us and SMBC have been 4.5% and 8% respectively since March 2015. Moreover, we are required to hold a capital conservation buffer to withstand future periods of stress and a countercyclical buffer as additional capital to reduce the buildup of systemic risk in periods and locations of excessive credit growth. The capital conservation buffer has been 2.5% since March 2019. As a result, taking the capital conservation buffer into account at March 2023, the total minimum Common Equity Tier 1 risk-weighted capital ratio has been 7%, and the total minimum risk-weighted capital ratio has been 10.5%. The countercyclical buffer is calculated as the weighted average of the buffers in effect in the jurisdictions to which we have credit exposure, with a maximum of 2.5% from March 2019.
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

Furthermore, under the FSA’s guidelines for the leverage ratio, which have been applied from March 31, 2019, banks and bank holding companies with international operations must maintain a leverage ratio of at least 3% on both a consolidated basis and a nonconsolidated basis for banks and on a consolidated basis for bank holding companies.
In June 2020, in light of the increasing impact of the
COVID-19
pandemic, the FSA published amendments to its guidelines for the leverage ratio, which mainly exclude deposits with the BOJ from the denominator for the calculation of the leverage ratio in order to maintain harmonization with the monetary policy implemented by the BOJ and the prudential regulations for banks and other financial institutions. These amendments came into effect in June 2020 and were scheduled to expire in March 2021, but the expiry date of these amendments was extended to March 2022, and extended again until March 31, 2024. On July 15, 2022, the FSA published amendments to its guidelines for the leverage ratio. Under the amended guidlines, the leverage ratio buffer requirement for
G-SIBs
in Japan took effect from March 31, 2023, while the finalized definition of the leverage ratio exposure measure will take effect from March 31, 2024, except for banks that have notified the FSA that they wish to apply the amended requirements earlier. Furthermore, on November 11, 2022, the FSA published amendments to its guidelines for the leverage ratio, which provide that from April 1, 2024 onward the minimum leverage ratio will be increased from 3% to 3.15%, the minimum leverage-based Total Loss-Absorbing Capacity ratio will be increased from 6.75% to 7.10% and the leverage buffer applicable to
G-SIBs
will be increased by 0.05%, while excluding amounts of deposits to the BOJ from the total exposure, taking into account exceptional macroeconomic conditions and other circumstances.
At March 31, 2023, on a consolidated basis, our total risk-weighted capital ratio, Tier 1 risk-weighted capital ratio and Common Equity Tier 1 risk-weighted capital ratio were 15.98%, 14.94% and 14.02%, compared to the minimum required ratios of 11.6%, 9.6% and 8.1%, respectively. Such minimum required ratios include the capital conservation buffer of 2.5%, the
G-SIB
capital surcharge of 1.0% and the countercyclical buffer of 0.10%.
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
The transition away from and discontinuation of LIBOR and other interest rate benchmarks, uncertainty as to the availability and/or suitability of alternative reference rates, and differences between LIBOR, and other interest rate benchmarks and alternative reference rates may have a material adverse effect on financial markets and market participants, including us. Accordingly, we have taken, and are continuing to take, necessary steps to address the transition and meet the industry-recommended and regulatory milestones, including developing internal systems and infrastructure to transition to alternative reference rates, as well as conducting outreach to inform our customers of the necessity to prepare for the cessation of LIBOR. Also, SMFG and major subsidiaries adhere to the IBOR Fallbacks Supplement to the 2006 ISDA Definitions and the ISDA 2020 IBOR Fallbacks Protocol, which came into effect in January 2021.
Despite the steps we have taken to address the transition, it is possible that these measures may be unsuccessful or viewed as insufficient. For example, our customers may consider that the advice and information that we prepare and provide is inadequate and/or inaccurate. Moreover, the valuation of certain of our financial assets and liabilities may change, and the inability of existing hedged and hedging transactions to meet the hedge relationship designation requirements could lead to an increase in profit and loss volatility. All of these could adversely affect our results of operations and financial condition.

We continue to make SMBC Group-wide efforts to address various areas and risks of the transition including but not limited to customer communication and internal controls with effective corporate governance. For further details, see Note 2 “Summary of Significant Accounting Policies—Hedge Accounting—Interest Rate Benchmark Reform,” Note 7 “Derivative Financial Instruments and Hedge Accounting—Hedge accounting—Interest Rate Benchmark Reform” and Note 47 “Interest Rate Benchmark Reform” to our consolidated financial statements included elsewhere in this report.
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

We have substantial exposure to corporate customers in the following sectors: real estate and goods rental and leasing, manufacturing, transportation, communications and public enterprises, wholesale and retail, and services, including electric utilities, and to individual customers mainly through housing loans. The financial condition of those customers may be subject to changes in the industry-specific economic conditions, including, for example, fluctuations in the prices of oil, gas and other natural resources, as well as general economic conditions. In addition, adverse region-specific economic conditions or changes in economic conditions due to unexpected incidents such as pandemics, Russia’s aggression against Ukraine and collateral events could worsen our customers’ financial condition or could decrease the value of our collateral provided to us in such regions. As a result, we may be required to record increases in our allowance for loan losses.
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
In addition, changes in laws or government policies may have an adverse impact on the rights of creditors. For example, the Government of Japan has provided or may provide in the future government guarantees and other government support measures in response to the financial crisis or other unexpected incidents such as widespread pandemics, large-scale natural disasters and any subsequent collateral events. Even if our current or future loans to borrowers have received or will receive any government support measures, it is unclear to what extent those loans will benefit, directly or indirectly, from the current or any future government guarantees or support measures.
In addition, our NPLs may increase and there may be additional credit costs if we fail to accurately estimate the expected losses in our loan portfolio. These estimates require difficult, subjective and complex judgments such as credit evaluation of our borrowers, valuation of collateral and forecasts of economic conditions.
The ratio of impaired loans and advances to the total loans and advances, both net of allowance for loan losses, were 0.7%, 0.8% and 0.8% at March 31, 2023, 2022 and 2021, respectively. For further information, see “Item 5.A. Operating Results—Financial Condition—Loans and Advances.”
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
In May 2023, we announced our medium-term management plan through March 2026. We believe that we have targeted appropriate business areas. However, our initiatives to offer new products and services and to increase sales of our existing products and services may not succeed if market conditions do not stabilize, market opportunities develop more slowly than expected, our initiatives have less potential than we envisioned originally or the profitability of these products and services is undermined by competitive pressures. Consequently, we may be unable to achieve or maintain profitability in our targeted business areas.
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
In addition, as a result of court decisions unfavorable to those companies, claims for refunds of amounts paid in excess of the applicable maximum allowed rate by the Interest Rate Restriction Act have continuously occurred. Although SMBC Finance Service, SMBC Consumer Finance and other subsidiaries each recorded a provision for claims for refunds of gray zone interest on loans, we may be required to recognize additional losses if such provisions are determined to be insufficient, and the additional losses could have an adverse effect on our results of operations and financial condition.
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
In recent years, the U.S. government implemented a number of sanctions targeting
non-U.S.
persons for activities undertaken outside the United States (“secondary sanctions”) that involve specific sanctions targets or certain activities including, among other things, certain transactions related to Iran’s energy, petrochemical, shipping and shipbuilding sectors. Pursuant to the July 14, 2015 Joint Comprehensive Plan of Action (“JCPOA”) agreed to by the five permanent members of the United Nations Security Council plus Germany and Iran, with the European Union, on January 16, 2016 (“Implementation Day”), the United States lifted U.S. nuclear-related secondary sanctions targeting Iran. Even after Implementation Day, certain secondary sanctions remained in effect, including those targeting significant transactions involving Iranian or Iran-related Specially Designated Nationals and Blocked Persons (“SDNs”). However, in 2018, the United States terminated its participation in the JCPOA. At November 5, 2018, following the conclusion of certain “wind-down” periods, all U.S. sanctions (both primary and secondary) that had been waived or lifted under the JCPOA have been re-imposed
and are fully effective, and additional sanctions were put into place in 2019 and 2020. While the parties to the JCPOA have engaged in negotiations concerning a possible return to the agreement by the United States, as of June 29, 2023, all such sanctions remain in effect. In accordance with applicable laws and regulations, SMBC intends to provide certain services, including settlement services in connection with customers’ trade transactions between Japan and Iran, to the extent that such activities are permissible under U.S. secondary sanctions. For more details of relevant laws and regulations, see “Item 4.B. Business Overview—Regulations in the United States—Laws Prohibiting Money Laundering and Terrorist Financing.”
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
Concerning pandemics, since December 2019,
COVID-19
has spread throughout the world. The
COVID-19
pandemic has resulted in the implementation of numerous measures to prevent the spread of
COVID-19,
such as restrictions on movement and closures of schools, businesses, factories and other public and private facilities in many countries and regions. These measures have significantly affected people’s lives and business activities. Coupled with these measures, the
COVID-19
pandemic has had a severe impact on both Japanese and global economic conditions. Future waves of the
COVID-19
pandemic or the emergence of new variants, or the outbreak of a new virus, could cause the deterioration in the financial condition of our customers, disruption and volatility in financial markets and restriction of our operations, which could adversely affect our business, results of operations and financial condition.
We are exposed to risks associated with climate change, and various other environmental issues such as damage to natural capital and loss of biodiversity.
Risks associated with climate change are subject to increasing societal, regulatory and political focus in Japan and globally. These risks include the physical risks of climate change and risks from the transition to a decarbonized society. In order to address these risks, we have begun efforts to strengthen our climate change scenario analysis and consider countermeasures at the management level. These proposed countermeasures are reported to the Management Committee, risk committee and sustainability committee as internal committees of the board of directors. However, these efforts may not be successful, and even if they are undertaken successfully, they may not be sufficient. In such a case, they may lead to an adverse effect on our financial condition and results of operations.
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
In addition, we are also exposed to risks associated with various other environmental issues such as damage to natural capital and loss of biodiversity. Natural capital refers to natural resources such as plants, animals, air, water and soil. In order to address these risks, we have considered countermeasures at the management level. These proposed countermeasures are reported to the Management Committee, and risk committee and sustainability committee as internal committees of the board of directors. Furthermore, there is a growing awareness among investors and other stakeholders of the financial risks from damage to natural capital and loss of biodiversity. Due to our awareness to this issue, we have participated in the international alliance “Task Force on Nature-related Financial Disclosures Forum” in January 2022, in order to be engaged in the establishment of the risk management and disclosure framework and to proactively disclose relevant information. Nevertheless, such efforts may be perceived as insufficient by investors and other stakeholders. In such cases, the market price of our shares and/or the environment for our capital raising activities may be negatively affected. Furthermore, damage to natural capital and loss of biodiversity may have adverse consequences such as contributing to the intensity of natural disasters and food insecurity, which could lead to disruptions in economic conditions and financial markets or deterioration in the financial condition of our customers. The occurrence of such environmental scenarios, in addition to the risks of climate change, could adversely affect our business, results of operations and financial condition.
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
On October 7, 2022, the FSA announced administrative actions against SMBC Nikko Securities Inc. (“SMBC Nikko Securities”), SMBC and SMFG in relation to findings by the Securities and Exchange Surveillance Commission of Japan (“SESC”) of multiple violations of the Financial Instruments and Exchange Act (“FIEA”). The violations identified by the SESC included, among others, improper stabilization activity and related deficiencies in transaction monitoring and business practices by SMBC Nikko Securities in connection with a series of “block offer” transactions in publicly listed securities (collectively, the “market manipulation conduct”). Separately from the market manipulation conduct, the SESC found that SMBC Nikko Securities committed violations of the so-called
“firewall regulations” of the FIEA, in connection with impermissible sharing of customer information between SMBC Nikko Securities and SMBC.
The SMBC Group has been cooperating with the FSA to formulate, submit and implement business improvement plans within the timeframes required under the administrative orders. Specifically, on November 4, 2022, SMFG, SMBC and SMBC Nikko Securities timely submitted plans and/or reports to the FSA as required by the respective orders. Each is further required to provide periodic status reports to the FSA on the implementation of the measures detailed therein. In addition, SMFG, SMBC and SMBC Nikko Securities announced reductions in the remuneration of certain executives, among other internal disciplinary actions, while SMBC Nikko Securities was subject to a three-month suspension of any new block offer business for the period from October 7, 2022 to January 6, 2023.
In relation to the market manipulation conduct, a criminal proceeding before the Tokyo District Court (the “Court”) was brought against SMBC Nikko Securities and several of its former officers and employees on allegations of illegal stabilization transactions in violation of the FIEA. On February 13, 2023, SMBC Nikko Securities was convicted of the FIEA violations and sentenced to pay a fine of ¥700 million and to forfeit ¥4,471 million.
The SMBC Group takes the administrative actions of the FSA and the decision of the Court extremely seriously and has been striving to implement improvement measures and taking steps to prevent the reoccurrence of similar violations on a company-wide basis to restore the trust of our customers and other stakeholders. However, despite efforts to implement remediation measures that address the concerns identified in the FSA orders, there is no guarantee that the FSA will consider the proposed measures and our implementation progress to be satisfactory, or that additional deficiencies will not be uncovered in the process, and it is possible that additional sanctions may be imposed on us or our group companies in the future. In addition, we and our group companies have experienced and may continue to experience reputational harm as a result of these regulatory and legal actions, which have resulted and may continue to result in reduced business opportunities with current and prospective clients.
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
We use models in our managerial decisions and business judgments. We define models as quantitative method, system, or approach that applies theories, techniques, and assumptions to process input data into quantitative estimates. The use of models is susceptible to a variety of risks from errors, improper use or design flaws. For example, operational errors in the development or implementation of models or use of models beyond the scope of the assumptions and limitations for the models to work appropriately, could lead to errors that can adversely affect managerial decisions and business judgments. We strive to mitigate such risks by implementing proper management of model development and usage. However, an occurrence of deviations between the assumptions built into models and the actual conditions in the economic, financial and business environments, or improper use of models by directors, officers and employees, may increase the output uncertainty of our models and cause us to make erroneous or suboptimal decisions and judgments, which could adversely affect our business and results of operations.
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

Information Concerning the Principal Capital Expenditures and Divestitures
In November 2021, we acquired a 74.9% equity interest in Fullerton India Credit Company Limited (“Fullerton India”) for ¥230 billion, which became our subsidiary. Fullerton India has a pan-India
distribution network and offers unsecured loans and loans against property to mainly small and medium-sized
enterprises and individual customers. Fullerton India changed its name to SMFG India Credit Company Limited on May 11, 2023.
Public Takeover Offers
Not applicable.
Available Information
The SEC maintains a website at
https://www.sec.gov
that contains reports and proxy information regarding issuers that file electronically with the SEC. Some of the information may also be found on our website at
https://www.smfg.co.jp/english/.
4.B.    BUSINESS OVERVIEW
Overview
We are the holding company for the SMBC Group. The SMBC Group is comprised of SMBC, SMBC Trust Bank Ltd. (“SMBC Trust Bank”), Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”), SMBC Nikko Securities Inc. (“SMBC Nikko Securities”), Sumitomo Mitsui Card Company, Limited (“Sumitomo Mitsui Card”), SMBC Finance Service Co., Ltd. (“SMBC Finance Service”), SMBC Consumer Finance Co., Ltd. (“SMBC Consumer Finance”), The Japan Research Institute, Limited (“The Japan Research Institute”), Sumitomo Mitsui DS Asset Management Company, Limited (“SMDAM”) and other subsidiaries and affiliates. We are one of the three largest financial groups in Japan and offer a diverse range of financial services, including commercial banking, leasing, securities, consumer finance and other services. See “Item 4.C. Organizational Structure.”
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
Sustainability Management and Governance
The world is currently facing a range of environmental and social issues, for example, climate change due to global warming, nature loss and human rights violations in supply chains. In response to these environmental and social challenges, the public and private sectors have implemented various initiatives aimed at realizing a sustainable society, with growing interest in the Sustainable Development Goals (“SDGs”) set by the United Nations General Assembly in 2015 and environment, social, and governance (“ESG”) investing.
We define sustainability as “creating a society in which today’s generation can enjoy economic prosperity and well-being, and pass it on to future generations.” Measures for the realization of SMBC Group-wide sustainability are subject to discussion at the Management Committee level. In addition, specific contents of our sustainability measures are deliberated upon and determined by the Corporate Sustainability Committee, which is chaired by the Group Chief Executive Officer (“CEO”). In order to strengthen these measures, the position of Group Chief Sustainability Officer (“CSuO”), which was established in April 2021 as part of the group CxO framework, oversees and promotes our sustainability-related initiatives. Under the guidance of the Group CSuO, the Corporate Sustainability Department and the Sustainable Solutions Department, both within the Sustainability Division, which was established in April 2022, plan and promote SMBC Group-wide sustainability measures and businesses. Furthermore, we have incorporated qualitative and quantitative indicators related to ESG initiatives into executive compensation schemes to accelerate sustainability management.
Sustainability management is supervised by the board of directors, which consists of directors with diverse backgrounds including those with expertise on sustainability. In addition, the sustainability committee, which was established in July 2021 as an internal committee of the board of directors, deliberates with and gives advice to the board of directors on the progress of our sustainability initiatives, domestic and overseas sustainability trends, and other matters related to sustainability.
SMBC Group Environmental and Social Framework
We have established the “SMBC Group Environmental and Social Framework” in order to articulate our comprehensive stance to the environment and society and contribute to realizing a sustainable society. This framework unifies our internal policies and rules regarding the environment and society, and was established after deliberation by the Management Committee. It is proactively reviewed on an ongoing basis in light of the revision or abolition of specific policies, rules, or procedures, deliberations by the sustainability committee or other bodies, changes in the external environment surrounding our business activities, and the results of regular reviews conducted annually (in principle) as part of internal audit.
This framework consists of the following internal policies and rules.
SMBC Group Statement on Sustainability.
The SMBC Group Statement on Sustainability sets out the basic principles upon which our efforts to realize a sustainable society have been based.
Group Environmental Policy.
Our Group Environmental Policy
emphasizes the importance of realizing a sustainable society and continuously making efforts to harmonize environmental preservation and pollution control with corporate activities.
Statement on Human Rights.
Our Statement on Human Rights expresses our position on human rights and applies to all of our companies.
Social Contribution Policy.
Our Social Contribution Policy is intended to strengthen our value creation by generating a positive social impact through our contribution. We clarify our approach to social contribution from four perspectives: Our role in society; Our social contribution activities; Our approach to our employees; and Our approach to public disclosure.
Sustainable Procurement Policy.
Our Sustainable Procurement Policy
is intended to strengthen responsible procurement and contribute to realizing a sustainable society with our suppliers. We clarify our expectations towards suppliers regarding the environment, respect for human rights, compliance with laws, information management, and fair business practices, etc.
In addition, we disclose our policies for the specific businesses and sectors listed below, which are considered to have a high risk of significantly impacting on the environment or society.

•	Coal-fired power generation

•	Hydroelectric power generation

•	Oil and gas

•	Coal mining

•	Tobacco manufacturing

•	Nature conservation areas

•	Palm oil plantation development

•	Deforestation

•	Manufacturing of cluster bombs and other weapons of destruction
For example, we have determined not provide support for newly planned and expansion of coal-fired power plants and thermal coal mining projects. Moreover, among companies whose main businesses are coal-fired power generation, we will not provide support to those that do not have any existing transactions with us, including but not limited to lending. The policies have been introduced in SMBC, SMBC Trust Bank, SMFL and SMBC Nikko Securities. We continue to engage with customers and various other stakeholders while regularly considering the need to revise our financing policies as necessitated by the operating environment.

SMBC GREEN×GLOBE 2030
We established “SMBC Group GREEN×GLOBE 2030,” a plan toward 2030 based on the SMBC Group Statement on Sustainability. It includes our external and internal initiatives such as promotion of finance contributing to the realization of sustainability and enhancement of employees’ awareness of sustainability. The key pillars of “SMBC Group GREEN×GLOBE 2030” are as follows:

•	Sustainability initiatives that are directed towards our customers/society;

•	Internal initiatives that contribute to sustainability management; and

•	Enhancement of engagement with investors.
Priority issues
Since we designated “Environment,” “Community” and “Next Generation” as priority issues in 2014, we have promoted various initiatives to address social issues so that we may contribute to the realization of a sustainable society.
Our business environment and the roles required of financial institutions have changed significantly since the designation of the priority issues in 2014. Particularly in recent years, as the social issues the world faces continue to expand and become more severe, it has become even more important for us to proactively address a wide range of issues and strive to create social value as a responsible corporate citizen.
Based on the mindset above, we have designated “Environment,” “DE&I/Human Rights,” “Poverty & Inequality,” “Declining Birthrate & Aging Population,” and “Japan’s Regrowth” as our new priority issues. Furthermore, we established “10 Goals” to set our future direction and address the new priority issues.
Environment.
In addition to internal initiatives, we support customer efforts to decarbonize and to become nature positive. Concerning our efforts to conserve natural capital and address climate change specifically, see “SMBC Group’s Response to Climate Change” and “Initiatives to Conserve Natural Capital” in this section for further information.
DE&I/Human Rights.
Talent is an important asset for financial institutions. We strive to build a virtuous circle in which diligent and highly motivated employees take on the challenge of creating new social value. We promote initiatives, both internally and with our customers, to respect human rights as a hub connecting various regions and industries. For more details of our initiatives on these priority issues, see “Human Capital Investment” and “Initiatives Regarding Respect for Human Rights” in this section.
Poverty
 & Inequality.
We contribute to efforts to eliminate poverty and inequality in the next generation, which includes providing children in Japan and the rest of the world with education and opportunities.
Declining Birthrate
 & Aging Population.
Through the provision of advanced financial and
non-financial
solutions, and the creation of digital infrastructure that is accessible to all, we seek to ensure stable asset building for all generations.
Japan’s Regrowth.
We aim to contribute to the
re-growth
of Japan by maximizing our financial functions, supporting customers’ transformation of their business models, and driving the development of new industries in a manner that reflects the changing times.
SMBC Group’s Response to Climate Change
SMBC Group’s Approach
The imperative to address climate change concerns continues to grow especially since the adoption of the Paris Agreement. In October 2020, the Government of Japan announced a net zero greenhouse gas (“GHG”)

emissions goal for 2050, committing to achieving a transition toward a decarbonized society. Given these circumstances, we strive to achieve GHG emissions reductions in line with the goals of the Paris Agreement and to support the activities of our customers contributing to the transition toward and realization of a decarbonized society.
In addition, we are a member of the
Net-Zero
Banking Alliance, an international banking initiative aiming to achieve net zero emissions, and the Net Zero Asset Managers Initiative, a net zero initiative for asset managers, and are involved in global discussions and the creation of various types of guidance to realize a decarbonized society. Furthermore, we have endorsed the recommendations of the Task Force on Climate-related Financial Disclosures (“TCFD”) since December 2017 and promote information disclosure in line with the TCFD recommendations.
We set a target to achieve net zero GHG emissions across our overall investment and loan portfolio by 2050 in line with the goals of the Paris Agreement, as well as in SMBC Group-wide operations by 2030. In order to achieve this target, we are reinforcing our efforts to address climate change through the “Roadmap Addressing Climate Change” (“Roadmap”), a long-term action plan targeting carbon neutrality by 2050. In addition, specific measures to be implemented in the short- to medium-term are positioned as action plans. From the fiscal year ended March 31, 2023, we updated the Roadmap as a transition plan which we refer to as our “Net Zero Transition Plan.” For further information, see “—Strategy—Net Zero Transition Plan.”
Strategy
Awareness of Risks
We organize the transmission routes of climate change risk into physical and transition risks. We conduct climate scenario analysis for sectors that are expected to experience large impacts from climate change, quantify the financial impacts, and calculate portfolio GHG emissions. We share the risk awareness obtained through these processes and reflect it in our strategies. We have identified climate change risk as one of our Top Risks, which are risks that threaten to significantly impact management, and conducted scenario analyses of physical and transition risks while also introducing policies on businesses and sectors that are likely to have a significant impact on climate change. See “Item 3.D. Risk Factors—Risks Related to Our Business—We are exposed to risks associated with climate change, and various other environmental issues such as damage to natural capital and loss of biodiversity.”
Physical risks consider how acute meteorological phenomenon and chronic climate change can directly damage physical assets or otherwise impact their value or productivity. The progress of global warming may lead to increase in acute natural disasters such as typhoons and floods, and chronic climate changes such as an increase in precipitation due to a rise in average temperature. Accordingly, there are risks that we become unable to continue our business operations due to a disaster that strikes our head office or branch offices and a risk of increased costs due to disaster countermeasures and damage restoration. In addition, there are risks such as an increase in our credit costs and a decrease in deposits associated with deterioration in customer performance and collateral damage due to natural disasters. Moreover, our operating income and values of assets held may decrease due to instability in financial markets, which could also adversely affect our ability to raise financing.
Transition risks consider how strengthening of policies, laws and regulations and changes in technologies and markets can lead to changes in the value of assets, commodities and companies. The transition to a decarbonized society is resulting in a push for tighter regulations at the national and international levels, including stricter carbon emission targets and carbon tax schemes, and may also promote transformation in the industrial structure due to the introduction of new technologies and energy sources and changes in consumer preferences. An increase in carbon emission control costs and changes in the supply and demand balance for products and services cause deterioration in customer performance due to revenue decline and impairment of existing assets for some customers, and as a result, there is a risk of an increase in our credit costs. Furthermore, it may be necessary to review our business strategies such as our financing policy for specific businesses and sectors. Companies are required to take measures such as business model transformation and carbon emission reduction that are appropriate for a decarbonized society. Growing demand for disclosure from stakeholders and efforts to address climate change are becoming one of the criteria for evaluation of companies. Lack of efforts to address climate change and delays in responding to demand for information disclosure may lead to deterioration of our reputation, and, as a result, there is a risk of deterioration in our funding environment.
We continue to enhance the policies, expand the scope of our climate scenario analysis, and monitor other measures to strengthen our risk management framework. At the same time, we seek to reduce risks by supporting customers attempting to transition toward a decarbonized society.
Awareness of Opportunities
In order to realize a decarbonized society, it is indispensable to reform the industrial structure and socio-economy, as well as to pursue innovation and make large-scale equipment investment that enables drastic reductions in GHG emissions. The role of financial institutions is to provide financial support for technological innovation and equipment investment toward the realization of a decarbonized society. With the transition to a decarbonized society, various opportunities will arise such as:

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
Net Zero Transition Plan
We formulated the Roadmap and the “Action Plan” in 2021 and have been accelerating efforts to secure resilience to climate change and capture growth opportunities. We also have updated the Roadmap as the “Net Zero Transition Plan” (“Transition Plan”) and systematized a series of goals and actions for us to achieve net zero emissions. By executing the Transition Plan, we strive to reduce transition risks facing us and our customers and expand growth opportunities associated with decarbonization.
In the Transition Plan, we set four frameworks to expand growth opportunities associated with mitigating transition risks and decarbonization as follows:
Governance and Capability Training.
We have clarified responsibilities regarding sustainability in terms of both supervision and execution and established relevant internal systems. Under this system, the Transition Plan is appropriately supervised and reflected in business execution. When formulating the Transition Plan, it is deliberated by the Management Committee, and the Group CSuO reports on them to the board of directors. In addition, we have established a capability training framework which enables each employee to acquire the knowledge necessary to contribute to the realization of our sustainability initiatives. We continue to improve our employees’ sustainability literacy.
Metrics and Targets.
We have set targets for reducing the GHG emissions of the SMBC Group-wide operations to net zero by 2030 and across our overall investment and loan portfolio GHG emissions to net zero by 2050. Regarding the volume of portfolio, we are formulating medium-to-long-term
reduction targets for each sector. We also exchange opinions with our customers about the future direction of GHG emissions reduction plans, agree on a pathway for the transition, and then determine specific target values. See “Item 3.D. Risk Factors—Risks Related to Our Business—We are exposed to risks associated with climate change, and various other environmental issues such as damage to natural capital and loss of biodiversity.”
Implementation Strategy.
Through expanding the scope of climate scenario analysis, sophistication of portfolio management and credit management, we strengthen our risk management and work on the reduction of our GHG emissions. In addition, we accelerate the promotion of new initiatives matching customer needs that evolve continuously such as development of decarbonization support digital tools and expansion of sustainable finance.
Engagement Implementation.
To expand growth opportunities in line with the reduction of transition risks and decarbonization, we strengthen engagement with our customers and other stakeholders such as government agencies, investors and environmental NGOs. For example, we exchange opinions with our customers and other stakeholders on the direction of our net zero transition strategy. We also help our customers with creating growth opportunities related to decarbonization, reducing transition risks and contributing to the sustainable growth for each customer over the medium-to-long-term
through financial support. Moreover, we are involved in the formulation of international standards and decision-making on policies, considering our social influence as a financial institution.
Initiatives for Natural Capital and Human Rights
Initiatives to Conserve Natural Capital
The stability of natural capital is supported by biodiversity: damage to it results in the loss of natural resources such as plants and animals, air, water and soil, and ultimately has a significant impact on human life. We strive to understand the potential risks in our assets related to natural capital and their impact on business activities throughout the supply chain.
In January 2022, we participated in the international alliance “Task Force on Nature-related Finance Disclosures (“TNFD”) Forum” in order to be engaged in the establishment of the risk management and disclosure framework and to proactively disclose information relevant to natural capital and biodiversity.
On April 3, 2023, we published the “SMBC Group 2023 TNFD Report,” which illustrated our stance on natural capital. In the report, we explain the direction of our initiatives in relation to natural capital by identifying the risks and opportunities based on an analysis of the relationship between our businesses and natural capital, as well as areas of particular emphasis, that is conducted in line with the framework of the TNFD. We strive to enhance our initiatives and disclosure regarding natural capital in order to support the world become nature positive.
Initiatives Regarding Respect for Human Rights
We commit to understand and respect internationally recognized human rights, such as the International Bill of Human Rights and the ILO Declaration on Fundamental Principles and Rights at Work at a minimum. We also work to respect human rights based on international standards such as the United Nations Guiding Principles on Business and Human Rights, the OECD Guidelines for Action on Multinational Enterprises, the ILO MNE Declaration on Multinational Enterprises. We consider the impact of our business activities, including our supply chain, on the human rights of our customers, our employees and other stakeholders. We also respect human rights throughout all our business activities based on due diligence in order to identify, prevent and mitigate the negative impact of its business activities on human rights. For example, we published our “Statement on Human Rights” and “Sustainable Procurement Policy” to protect and respect human rights in accordance with international human rights standards, and work to prevent complicity in human rights violations.

Human Capital Investment
We put an emphasis on people. Through the confluence of diverse individuals and cultures stemming from business integrations and acquisitions, we have fostered a culture of respect for diversity, equity and inclusion. Today, we set forth “Five Values” as the core values to be shared by our employees in various countries and regions around the world.
We are proactively investing in human capital to enable our diligent and highly motivated employees to fully demonstrate their capabilities, which adds sustainable value for us. In April 2023, we established the “SMBC Group Talent Policy” seeking to realize the workplace and teams where diverse professional talents aim high and feel rewarded.
Attracting, Developing and Retaining Employees
We offer a wide range of development opportunities to our employees, regardless of the timing, location, and/or job category of the person hired. In addition, we conduct mid-career
recruitment, particularly in specialized areas to acquire talents which aim to support our development.
Career Development Support.
We have introduced various frameworks and mechanisms to support employees’ career development and career changes. For example, we expanded our open recruitment system which allows employees to take on new challenges by applying for jobs and posts of their choosing. We also have introduced a comprehensive learning management system, where employees, whether at the office or at home, can access the programs that best suit their needs.
Development of Enterprise-wide Leaders.
Successor candidates are identified for key positions within group management and assigned advanced training. In order to further develop candidates’ capability, we provide development programs for employees at each seniority level, including mid-level
employees, managers and executives.
Recruitment and Development of People with Special Expertise.
We focus on recruiting highly skilled talents in specific business areas and students with a strong inclination towards a particular specialism by diversifying our mid-career
recruitment approach. This includes referral and direct recruiting and introducing skills focused recruiting for new graduates.
Diversity, Equity and Inclusion
We promote diversity, equity and inclusion (“DE&I”) as the core to our growth strategy and communicate this fact to both internal and external stakeholders. To promote DE&I initiatives through a concerted SMBC Group-wide effort, we established the Diversity and Inclusion Department and hold regular discussions at meetings of the board of directors and the Management Committee. Furthermore, we arrange meetings of the Diversity and Inclusion Committee where CEOs of Group companies serve as members and encourage the top management to commit to the promotion of DE&I and to act based on this commitment. In order to foster DE&I across the SMBC Group, we have taken measures to increase participants who have various backgrounds, support their growth, and create a comfortable work environment for diverse employees. For example, we have enhanced hiring female employees and created training programs such as female leadership development and gender awareness-raising for supervisors to expand female managerial candidates and create a talent pool of female managers.
In addition, for LGBTQ support, we established a benefit system accessible to same sex partners and set up a consultation service to provide consult on workplace harassment. Moreover, seeking to utilize human resources on a global basis, we established the Global Talent Management Council as a framework for increasing transparency of promotion of locally hired employees.

Wellness
We undertake health management to support the physical and mental health and motivation of employees to underpin the continual provision of high value-added services for customers. Each SMBC group company has issued a “Statement on Health Management,” and we are working together to create a safe and healthy work environment under the leadership of Chief Health Officer, our health insurance associations, and our health care center. We are also actively undertaking work style reforms to create a work environment that fosters enthusiasm, stimulates motivation, and improves the productivity of our employees. As the lifestyles and values of individual employees become increasingly diverse, we will continue to develop our infrastructure enabling employees to work flexibly without being constrained to a particular location or set hours.
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
Digital Services
The Wholesale Business Unit supports customers’ digitalization and new business creation efforts, reflecting growing needs for our customers’ digital innovation and digital transformation not only among large enterprises but also among mid-sized
companies and small and
medium-sized
enterprises. For example, this business unit provides tailor-made solution proposals, a corporate digital platform services, cashless payments and online business matching services.
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

Settlement
The Retail Business Unit conducts credit card, installment and transaction businesses and provides customers with secure and convenient payment methods and offer a variety of settlement and finance services to meet diverse customer needs through Sumitomo Mitsui Card and SMBC Finance Service.
Sumitomo Mitsui Card is a leading company in Japan’s credit card industry, having introduced the Visa brand into the Japanese market, and issues a variety of affiliated credit cards in cooperation with partners including, but not limited to, railway companies, airline companies, department stores and online retailers to satisfy both these partners’ and cardholders’ needs. Sumitomo Mitsui Card, together with GMO Payment Gateway, Inc. and Visa Worldwide Japan, Co., Ltd., also provides a next generation payment platform that enables one-stop
support for multiple payment methods on a single device.
SMBC Finance Service conducts credit card businesses, installment businesses such as shopping credit and automobile loans, and transaction businesses such as collection outsourcing and factoring.
SMBC, Sumitomo Mitsui Card and SMBC Finance Service are leveraging their strengths to address cashless payment needs and integrate marketing and business operations.
Consumer Finance
The Retail Business Unit offers a variety of consumer loan products including unsecured card loan products mainly through SMBC, SMBC Consumer Finance and SMBC Mobit Co., LTD., (“SMBC Mobit”) to meet the wide range of individual customers’ demand for funds. Also, SMBC Consumer Finance guarantees certain consumer loans made by SMBC and other financial institutions.
On April 1, 2023, Sumitomo Mitsui Card acquired all shares of SMBC Mobit from SMBC Consumer Finance and made a wholly owned subsidiary. This acquisition was made in anticipation of a merger to strengthen our response to the settlement driven financing needs associated with customer purchases, which are expected to continue to grow along with the growth of the cashless market in Japan.
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
The Retail Business Unit operations are mainly conducted through a large and well developed branch network. We had a domestic network consisting of 455 SMBC branch offices, 26 SMBC Trust Bank branch offices, 110 SMBC Nikko Securities branch offices and 611 SMBC Consumer Finance staffed and unstaffed branch offices at March 31, 2023. Some SMBC branches provide financial consultation services for asset management and housing loans during extended hours, including weekday evenings, weekends and national holidays, for the convenience of individual customers.
The Retail Business Unit also operates an extensive network of ATMs in Japan. SMBC offers its customers’ access to ATMs, some of which are SMBC’s ATMs and the majority of which are ATMs made available through arrangements with other ATM providers such as convenience store chains. At March 31, 2023, the number of SMBC’s ATMs was 4,051. In addition, SMBC Consumer Finance offers its customers’ access to 1,254 automatic contract machines and ATMs at March 31, 2023.

This business unit also offers internet banking services for consumers. At March 31, 2023, SMBC’s internet banking services had approximately 20 million registered users. The users are able to transfer funds, perform balance inquiries, make time deposits and foreign currency deposits, and buy and sell investment trusts over the internet with smartphones and computers.
Moreover, in credit card business, there are approximately 54 million card holders of Sumitomo Mitsui Card and SMBC Finance Service at March 31, 2023.
The Retail Business Unit is pursuing services tailored to the changing needs and behaviors of our customers by increasing the number of procedures that can be completed digitally or remotely, and improving video chat functions. In addition, through the development of joint branches shared by SMBC, SMBC Nikko Securities, and SMBC Trust Bank, we provide a one-stop
service and achieve both greater convenience for customers and more efficient branch operations.
The Retail Business Unit promotes digitalization in a variety of areas, including promotion of use of debit cards and credit cards that address cashless payment needs, a smartphone application that allows our customers to easily and seamlessly view information on transactions with SMBC and Sumitomo Mitsui Card, and an automated chat service utilizing artificial intelligence. In March 2023, we launched a new digital financial service allowing retail customers to seamlessly access various financial services such as banking services, payment services, finance services, securities services and insurance services through our smartphone application.
Global Business Unit
The Global Business Unit, which was renamed from the International Business Unit in April 2020, supports the global businesses of a diverse range of clients, such as Japanese companies operating overseas, non-Japanese
companies, financial institutions and government agencies and public corporations of various countries. This business unit mainly consists of the international businesses of SMBC, SMBC Trust Bank, SMFL, SMBC Nikko Securities and their foreign subsidiaries. At March 31, 2023, we have global network of 152 overseas offices.
Banking Business
The Global Business Unit provides a variety of tailored products and services to meet customer and market requirements, including loans, deposits, clearing services, trade finance, project finance, loan syndication, derivatives and global cash management services.
SMBC seeks to meet customers’ needs globally, together with the network of SMBC’s foreign banking subsidiaries such as SMBC Bank International plc, which changed its corporate name from Sumitomo Mitsui Banking Corporation Europe Limited in October 2020, SMBC Bank EU AG, Sumitomo Mitsui Banking Corporation (China) Limited, PT Bank BTPN Tbk, SMFG India Credit Company Limited and foreign banking associates, including The Bank of East Asia, Limited, ACLEDA Bank Plc and VPBank SMBC Finance Company Limited.
In October 2021, SMBC Consumer Finance, our wholly-owned subsidiary, acquired a 49.0% equity interest in VPBank Finance Company Limited, a consumer finance company in Vietnam, from Vietnam Prosperity Joint Stock Commercial Bank. As a result, VPBank Finance Company Limited became our associate and changed its corporate name to VPBank SMBC Finance Company Limited.
In November 2021, we acquired a 74.9% equity interest in Fullerton India, which became our subsidiary. Fullerton India has a pan-India
distribution network. This acquisition was made in order to gain a retail finance platform in India and further expand our business franchise in Asia. Fullerton India changed its name to SMFG India Credit Company Limited on May 11, 2023.

In April 2022, SMBC Bank EU AG merged with our securities business subsidiary in Germany, SMBC Nikko Capital Markets Europe GmbH. The merger enables us to offer banking and securities products to our customers through a single entity providing a full range of financial services in the European Union.
Securities and Derivatives Business
In overseas markets, the Global Business Unit provides services such as equity and fixed income sales and trading, underwriting activities, Japanese stock brokerage, M&A advisory and derivatives through SMBC Nikko Capital Markets Limited, SMBC Bank EU AG, SMBC Nikko Securities America, Inc., SMBC Capital Markets Inc. and SMBC Capital Markets (Asia) Limited, which are subsidiaries of SMBC in Europe, Middle East and Africa, the United States and Asia. In addition, this business unit provides services such as equity and fixed income sales and trading, underwriting activities, Japanese stock brokerage and M&A advisory services through SMBC Nikko Securities (Hong Kong) Limited, SMBC Nikko Securities (Singapore) Pte. Ltd. and SMBC Nikko Investment Consulting (Shanghai) Limited. Together with other SMBC Nikko Securities’ subsidiaries and affiliates, this business unit offers high quality financial services to clients on a global basis.
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
Global Markets Business Unit
The Global Markets Business Unit offers solutions through foreign exchange products, derivatives, bonds, stocks and other marketable financial products, and also undertakes asset liability management operations, which help comprehensively control balance sheet liquidity risks and market risks. This business unit consists of the Global Markets and Treasury Unit of SMBC, which was renamed from the Treasury Unit in April 2023 and the Global Markets Division of SMBC Nikko Securities.
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
Asset Management
We provide mutual funds and investment management services such as alternative investment strategy, customized portfolio products, and active investment strategy for a wide range of investors in order to aim to achieve sustainable long term-growth through SMDAM and TT International Asset Management Ltd.
Others
Kansai Mirai Financial Group, Inc. (“Kansai Mirai Financial Group”), which became our associate in April 2018, engages in commercial banking business in Kansai area. However, in December 2020, we sold a part of our shares of Kansai Mirai Financial Group and as a result, Kansai Mirai Financial Group is no longer our associate.
Management Policies
In May 2020, we announced our medium-term management plan for the three years through March 2023. Under the medium-term management plan, we established the following three core policies: “Transformation” and “Growth” for business strategy and “Quality” for management base, in order to make an important step towards the realization of our Vision of becoming “A trusted global solution provider committed to the growth of our customers and advancement of society.”
During the fiscal year ended on March 31, 2023, the final year of the medium-term management plan, we placed the highest priority on ensuring compliance and customer orientation, as well as on strengthening governance on a Group-wide basis. In addition, we completed measures in accordance with the three core policies set forth in the medium-term management plan and launched measures for sustainable growth, looking ahead to the next medium-term management plan.
On May 15, 2023, we announced our new medium-term management plan, “Plan for Fullfilled Growth” for the three-year period through March 2026. In the new medium-term management plan, we aim to realize “Growth with Quality” by addressing the paradigm shift in our business environment and further evolving our initiatives by leveraging our consolidated capabilities.
In order to realize “Growth with Quality,” we added the “Create Social Value” as a pillar of our corporate philosophy and seek to lead in addressing social issues. We aim to balance economic growth with the resolution of social issues, therefore contributing to “Fulfilled Growth.” We also seek to create economic value by exponentially strengthening profitability that is accompanied by enhanced capital efficiency by engaging in the bold reallocation of management resources and carrying out our respective initiatives in a speedy manner. We aim to significantly rebuild our corporate infrastructure in order to win the trust of our customers and other stakeholders which forms the basis of our various activities. “Plan for Fulfilled Growth,” the title of our new medium-term management plan, illustrates our strong commitment to contributing to “Fulfilled Growth” through our three core policies of “Create Social Value,” “Pursue Economic Value,” and “Rebuild Corporate Infrastructure.”

Create Social Value: Contribute to “Fulfilled Growth”
We designated “Environment,” “DE&I/Human Rights,” “Poverty & Inequality,” “Declining Birthrate & Aging Population,” and “Japan’s Regrowth” as our new priority issues. With the aim of addressing these priority issues, we will further expand Group-based activities to create social value and to return the said value to society. Through such efforts, we aim to contribute to the realization of “Fulfilled Growth” where all of society and humanity can enjoy sustained prosperity, as well as the generation of economic growth. We further encourage the participation of our employees in the creation of social value so that they feel pride and satisfaction in their responsibilities by proactively engaging in our priority issues.
Pursue Economic Value: Transformation & Growth
In continuation from the previous medium-term management plan, we positioned “Transformation & Growth” as a key phrase and engage in continuous business model reform which reflects major changes in the environment and carry out efforts to establish franchises in strategic overseas areas while steadily realizing the benefits of existing growth investments and initiatives. Though these efforts, we aim to transform our business portfolio and realize robust growth in profitability that is accompanied by enhanced capital efficiency. We established key strategic areas based on the following three perspectives in response to changes in our business environment.

•
In our domestic business, taking into consideration the potential for future interest rate hikes, we seek to build a more stable and efficient business model by expanding our client business in a more effective manner through efforts such as the expansion of digitalization, enhancing our payment business, and revising our marketing framework.

•	We seek to enhance our capital efficiency by not relying solely on the expansion of our balance sheet, but by also offering a diverse range of risk solutions and enhancing our fee business.

•
In our overseas business, we seek to realize robust growth that drives the growth of the entire SMBC Group through our business in the United States and by establishing a second and third franchise in Asia through our “Multi-Franchise Strategy” while at the same time enhancing capital efficiency by replacing the contents of our portfolio.

Rebuild Corporate Infrastructure: Quality builds Trust
In the previous medium-term management plan, we positioned “Quality” as a keyword and carried out various initiatives aimed at enhancing our corporate infrastructure. In the new medium-term management plan, we continue to position “Quality builds Trust” as a key phrase and aim to engage in tireless efforts to enhance our corporate infrastructure and win the trust of our customers and other stakeholders.
We prioritize the further embedment of a sound corporate culture and the enhancement of our governance and compliance capabilities. These are all key prerequisites to conducting a successful business. We seek to carry out, on an SMBC Group basis, initiatives to strengthen the regulatory awareness of our employees and the enhancement of internal controls through investments in IT and personnel deployment. Furthermore, in order to realize resilient operations in an uncertain business environment, we aim to work to enhance our risk analysis and risk control capabilities. In addition, with the goal of expanding and strengthening our business model, we aim to enhance the quality of our corporate infrastructure by strengthening HR investments and management for the purposes of developing and securing diverse and high-performance personnel while also proactively executing IT investments on an unprecedented scale.
Revenues by Region
The following table sets forth the percentage of our total operating income under IFRS for the fiscal years ended March 31, 2023, 2022 and 2021, based on the total operating income of our offices in the indicated

regions. For the fiscal year ended March 31, 2023, we earned approximately half of our total operating income in Japan, where we compete with other major Japanese banking groups and financial service providers. For each of the previous periods presented, we earned more than half of our total operating income in Japan. We earned the remainder in the Americas, Europe and Middle East, and Asia and Oceania, where we mainly compete with global financial institutions.

	For the fiscal year ended March 31,
	2023	2022	2021
Region:
Japan	47%	58%	66%
Foreign:
Americas	22%	19%	14%
Europe and Middle East	9%	9%	8%
Asia and Oceania (excluding Japan)	22%	14%	12%

Total	100%	100%	100%

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

•
to meet certain minimum external TLAC requirements (being at least 16% of their risk-weighted assets from March 2019 and at least 18% of their risk-weighted assets from March 2022 as well as at least 6% of their Basel III leverage ratio denominator from March 31, 2019, at least 6.75% from March 31, 2022 and at least 7.10% from April 1, 2024, while excluding amounts of deposits to the BOJ from the total exposure for the purpose of calculation of the applicable Basel III leverage ratio denominator, taking into account exceptional macroeconomic conditions and other circumstances); and

•
to cause any material subsidiaries or material
sub-groups
in Japan designated as systemically important by the FSA, or any foreign subsidiaries that are subject to TLAC or similar requirements by the relevant foreign authorities, to maintain a certain level of capital and debt that is recognized as having loss-absorbing and recapitalization capacity (“internal TLAC”).

In addition, according to the Japanese TLAC Standards, Japanese
G-SIBs
are allowed to count Japan’s deposit insurance fund reserves in an amount equivalent to 2.5% of their risk-weighted assets from March 2019 and 3.5% of their risk-weighted assets from March 2022 as external TLAC.
The Japanese TLAC Standards also prescribe a minimum TLAC requirement of at least 6% of the resolution group’s Basel III leverage ratio denominator from March 31, 2019, increasing to at least 6.75% from March 31, 2022, in accordance with the FSB’s TLAC Standards, for bank holding companies of Japanese
G-SIBs
including us. The minimum TLAC requirement under the Japanese TLAC Standards will increase to 7.10% of the resolution group’s Basel III leverage ratio denominator from April 1, 2024, while excluding amounts of deposits to the BOJ from the total exposure for the purpose of calculation of the applicable Basel III leverage ratio denominator, taking into account exceptional macroeconomic conditions and other circumstances.

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
In March 2020, the GHOS endorsed a set of measures to provide additional operational capacity for banks and supervisors to respond to the immediate financial stability priorities resulting from the impact of the
COVID-19
pandemic on the global banking system. According to the measures, the implementation timeline of the outstanding Basel III standards has been deferred by one year. The revised framework, other than revisions to the capital floor, were scheduled to take effect from January 1, 2023. The revisions to the capital floor were scheduled to be phased in from January 1, 2023, with an initial capital floor of 50%, and were scheduled to reach 72.5% by January 1, 2028. In March 2020, in light of the above changes, the FSA announced its plan to defer the implementation of Basel III standards in Japan by one year, to March 31, 2023. On September 28, 2021, the FSA announced its plan to allow domestic banks which do not use internal models to calculate the amount of credit risk to delay the application of the Basel III standards in Japan for another year, to March 31, 2024. Furthermore, in March 2022, the FSA announced that it would defer the implementation of Basel III standards in Japan based on international developments and dialogue with stakeholders, (i) for domestic banks which use internal models to calculate the amount of credit risk and internationally active banks, including us, to March 31, 2024, except for banks that have notified the FSA that they wish to apply Basel III standards earlier, and (ii) for domestic banks which do not use internal models to calculate the amount of credit risk to March 31, 2025. On April 28, 2022 and November 30, 2022, the FSA published amendments to the regulatory notices regarding credit risk, credit valuation adjustment risk, market risk and operational risk for implementation of the Basel III standards in Japan.
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

In December 2017, the definition and requirements of the leverage ratio were revised as part of the revised Basel III reforms. Under the revised Basel III reforms, in addition to meeting the minimum leverage ratio,
G-SIBs
are required to meet a leverage ratio buffer, which will take the form of a Tier 1 capital buffer set at 50% of the applicable
G-SIB
capital surcharge. Various refinements were also made to the definition of the leverage ratio exposure measure. The leverage ratio requirements under the definition based on the framework issued by the BCBS in January 2014 were implemented as a Pillar 1 measurement from January 2018, and those under the revised definition and the leverage ratio buffer requirement for
G-SIBs
were implemented as a Pillar 1 measurement from January 1, 2023.
In March 2019, the FSA published its guidelines for the leverage ratio applicable to banks and bank holding companies with international operations, which have been applied from March 2019. Under the FSA’s guidelines for the leverage ratio, banks and bank holding companies with international operations must maintain a leverage ratio of at least 3% on both a consolidated basis and a nonconsolidated basis for banks and on a consolidated basis for bank holding companies.
In June 2020, in light of the increasing impact of the
COVID-19
pandemic, the FSA published amendments to its guidelines for the leverage ratio, which mainly exclude deposits with the BOJ from the denominator for the calculation of the leverage ratio in order to maintain harmonization with the monetary policy implemented by the BOJ and the prudential regulations for banks and other financial institutions. These amendments came into effect in June 2020 and were scheduled to expire in March 2021, but the expiry date of these amendments was extended to March 2022, and extended again until March 31, 2024. On July 15, 2022, the FSA published amendments to its guidelines for the leverage ratio. Under the amended guidlines, the leverage ratio buffer requirement for
G-SIBs
in Japan took effect from March 31, 2023, while the finalized definition of the leverage ratio exposure measure will take effect from March 31, 2024, except for banks that have notified the FSA that they wish to apply amended requirements earlier. Furthermore, on November 11, 2022, the FSA published amendments to its guidelines for the leverage ratio, which provide that from April 1, 2024 onward the minimum leverage ratio will be increased from 3% to 3.15%, the minimum leverage-based Total Loss-Absorbing Capacity ratio will be increased from 6.75% to 7.10% and the leverage buffer applicable to
G-SIBs
will be increased by 0.05%, while excluding amounts of deposits to the BOJ from the total exposure, taking into account exceptional macroeconomic conditions and other circumstances.
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
Restrictions on Capital Distributions
Under the FSA’s capital adequacy guidelines and guidelines for the leverage ratio and related ordinances, if a bank fails to maintain capital levels under the capital buffer requirements or the leverage buffer requirements in accordance with Basel III and the
G-SIB
capital surcharge and leverage buffer, the FSA may order a bank to submit and implement a reasonable capital distribution constraint plan to restore the capital levels. This plan shall include restrictions on capital distributions, such as dividends, share buybacks, discretionary payments on Additional Tier 1 capital instruments and bonuses, in such amount as determined depending on the degree of insufficiency of such requirements.

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
Act on the Provision of Financial Services
The Act on Provision of Financial Services protects consumers from incurring unexpected losses from the purchase of financial products. Under the Act, sellers of financial products have a duty to their potential customers to explain important matters (i.e., the nature and magnitude of risk involved) regarding the financial products that they sell. If a seller fails to comply with the duty, the loss in value of the purchased investment product due to the failure to explain is refutably presumed to be the amount of the customer’s loss.
In addition, the Act established a registration scheme for “financial services intermediary businesses.” Through a single registration as a financial services intermediary business, registrants are able to provide intermediary services for each of banking, securities and insurance. The Act does not require any provider of financial services intermediary business to belong to a specific financial institution, but imposes certain regulations to protect customers, including limitations on the type of services that they may provide and prohibitions on the acceptance of assets of customers and lodging a security deposit.
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
Base Erosion and Profit Shifting (BEPS)
In July 2013, the Organization for Economic
Co-operation
and Development (“OECD”) published the Action Plan on Base Erosion and Profit Shifting (“BEPS”) in order to prevent exploiting of gaps and mismatches in tax rules and artificial shifting of profits to low or no-tax
locations. In October 2015, the OECD published the final package of measures for a comprehensive, coherent and coordinated reform of the international tax rules for 15 key areas. These measures would apply once they are implemented either in domestic laws or in the network of bilateral tax treaties. Some of the deliverables published by the OECD have been partially reflected in Japanese tax regulations by the tax reforms adopted from 2015 to 2023 and in certain several bilateral tax treaties to which Japan is a party through the implementation of the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting in Japan.

In October 2021, 136 countries have agreed OECD/G20 Inclusive Framework on BEPS (“IF”) that stipulates two-pillar
solution. Pillar 2 is to ensure minimum level of taxation of at least 15% (global minimum taxation). In accordance with IF, the Income Inclusion Rule (“IIR”) of Pillar 2 was introduced as part of Japan’s 2023 tax reform and it will be effective for the fiscal year commencing on or after April 1, 2024. The IIR stipulates that a constituent entity (“CE”) of a multinational enterprise group (“MNE Group”) that meets the consolidated revenue threshold will be subject to an additional tax if the effective tax rate in the low-tax
jurisdiction for any CE of the MNE Group is below the minimum tax rate of 15%.
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
In addition, amendments to the FIEA and the Banking Act relating to firewalls and conflicts of interest between banks, securities companies and insurance companies became effective on June 1, 2009. The amendment relating to firewalls abolished the ban on certain officers and employees from holding concurrent posts in banks, securities companies and insurance companies, and relaxed restrictions on the transfer of non-public
customer information. On the other hand, the amendment relating to conflicts of interest requires those financial institutions, including banks, to implement proper information management procedures and to develop appropriate internal systems to prevent customer interests from being unfairly harmed through trading by the companies or by other companies within their group. For example, the companies may be required to create information barriers between departments and monitor how it executes transactions with customers. On June 30, 2021, amendments to the Cabinet Office Ordinance under the FIEA became effective, which relaxed the firewall regulations. These amendments allowed the sharing of non-public
information, etc. related to foreign company

customers within a financial group. In addition, on June 22, 2022, further amendments to the Cabinet Office Ordinance under the FIEA became effective. These amendments expanded the relaxed firewall regulation and allowed non-public
information, etc. of certain subject companies such as listed companies, etc. to be shared within a financial group without the consent of such companies, but required financial institutions to establish measures to respond to a request from relevant companies for suspension of sharing of such non-public
information, etc.
Deregulation of Insurance Products
The gradual deregulation of the financial services industry permitted banks in Japan to offer an increased variety of insurance products, including pension-type insurance to the full range, as an agent.
Privatization of Japan Post Holdings Co., Ltd.’s subsidiaries
In December 2014, under the Postal Privatization Act, Japan Post Holdings Co., Ltd. (“Japan Post Holdings”), a joint stock corporation that holds shares of operating companies, published a plan for the listing of Japan Post Holdings, Japan Post Bank, one of the world’s largest deposit-taking institutions, and Japan Post Insurance Co., Ltd. (“Japan Post Insurance”) and the gradual disposition of its shares of Japan Post Bank and Japan Post Insurance down to approximately 50% ownership. In November 2015, each of Japan Post Holdings, Japan Post Bank and Japan Post Insurance publicly offered approximately 11% of their outstanding shares, respectively, and they were listed on the Tokyo Stock Exchange. In addition, in March 2023, Japan Post Bank offered approximately 29% of its outstanding shares. Japan Post Bank is required to receive prior approval of the Government of Japan to expand its business until Japan Post Holdings disposes of at least half of the shares of Japan Post Bank.
Regulations in the United States
As a result of its operations in the United States, the Company and SMBC are subject to extensive federal and state banking and securities supervision and regulation. SMBC engages in U.S. banking activities directly through its branches in Los Angeles, San Francisco and New York and through its representative offices in Houston, Dallas, Silicon Valley, Charlotte, Chicago and White Plains, New York. SMBC also controls a U.S. banking subsidiary, Manufacturers Bank, and a U.S. broker-dealer subsidiary, SMBC Nikko Securities America, Inc. Through a reorganization of existing U.S. operations effective January 1, 2019, the Company and SMBC established a U.S. bank holding company, SMBC Americas Holdings, Inc. (“SMBCAH”), a wholly-owned direct subsidiary of SMBC. SMBCAH is currently the holding company for Manufacturers Bank, SMBC Nikko Securities America, Inc. and certain other U.S. subsidiaries. The establishment of SMBCAH enhanced the Company’s and SMBC’s U.S. corporate governance capabilities by centralizing the supervision and management of its U.S. operations and bringing together its primary U.S.-based banking, securities, capital markets and other subsidiaries under the new holding company.
SMBC’s New York branch is supervised by the Federal Reserve Bank of New York and the New York State Department of Financial Services, but its deposits are not insured (or eligible to be insured) by the Federal Deposit Insurance Corporation (“FDIC”). SMBC’s Los Angeles and San Francisco branches are supervised by the Federal Reserve Bank of San Francisco and the California Department of Financial Protection and Innovation (“DFPI”), but their deposits are not insured (or eligible to be insured) by the FDIC. SMBC’s representative offices in Houston and Dallas are subject to regulation and examination by the Federal Reserve Bank of Dallas and the Texas Department of Banking. SMBC’s representative office in Silicon Valley is subject to regulation and examination by the Federal Reserve Bank of San Francisco and the California DFPI. SMBC’s representative office in Charlotte is subject to regulation and examination by the Federal Reserve Bank of Richmond and the North Carolina Office of the Commissioner of Banks. SMBC’s representative office in Chicago is subject to regulation and examination by the Federal Reserve Bank of Chicago and the Illinois Department of Financial and Professional Regulation. SMBC’s representative office in White Plains, New York is subject to regulation and examination by the Federal Reserve Bank of New York and the New York State Department of Financial Services.
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
U.S. Financial Regulatory Reform
Both the scope of the U.S. laws and regulations and the intensity of supervision have increased in recent years, in response to the financial crisis as well as other factors such as technological and market changes. Regulatory enforcement and fines have also increased across the banking and financial services sector. Many of these changes have occurred as a result of the Dodd-Frank Act and its implementing regulations and have resulted in additional costs and imposed certain limitations on our and SMBC’s business activities. We expect that the Biden Administration and the Democratically-controlled Congress will seek to implement a regulatory reform agenda that is more robust and focused on enhanced supervision is significantly different than that of the Trump Administration. Recent high-profile failures of large state-chartered banks heighten the uncertainty about upcoming regulatory reforms and their potential impacts on SMBC’s business activities in the United States.
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
In 2014, the Federal Reserve Board adopted rules that apply enhanced prudential standards to large foreign banking organizations (“EPS Rules”), including us. The EPS Rules require certain foreign banking organizations, such as us, to certify that they are subject to home country capital standards that are broadly consistent with the Basel capital framework, including Basel III; conduct home country capital stress tests that are comparable to U.S. standards; comply with certain liquidity requirements, including, among other things, a U.S. liquidity buffer requirement for its U.S. branches and agencies based on the results of internal liquidity stress testing; and establish a U.S. risk committee that periodically reviews the risk management policies and oversees the risk management framework of its U.S. operations. The EPS Rules also require foreign banking organizations with combined U.S. assets (excluding assets held by its U.S. branches and agencies) of $50 billion or more to establish a separately capitalized top-tier
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
Furthermore, the Dodd-Frank Act requires the SEC to establish rules requiring issuers with listed securities, which includes
non-U.S.
private issuers such as us, to establish a “clawback” policy to recoup previously awarded compensation in the event of an accounting restatement. On October 26, 2022, the SEC adopted rules requiring stock exchanges, such as the NYSE on which our ADSs are listed, to establish new listing rules that set minimum standards for clawback policies to recover incentive-based compensation erroneously paid to current and former executive officers due to accounting restatements that must be implemented by their listed companies. The Dodd-Frank Act also expands the extraterritorial jurisdiction of U.S. courts over actions brought by the SEC or the United States with respect to violations of the antifraud provisions in the Securities Act of 1933, the Securities Exchange Act of 1934 and the Investment Advisers Act of 1940.
Laws Prohibiting Money Laundering and Terrorist Financing
The Bank Secrecy Act/Anti-Money Laundering Regulation in the U.S.
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
President Biden has signaled a willingness to resume U.S. participation in the JCPOA, and in April 2021, the parties to the JCPOA began negotiations as to the steps required for both the United States and Iran to come back into compliance with the JCPOA. As of June 29, 2023, negotiations between Iran and the other parties to the JCPOA appear to be at an impasse, and it is unclear when or if further discussions will occur. The sanctions imposed by the Trump administration remain in effect, and the United States and European Union have recently imposed additional sanctions on Iranian individuals and entities in response to Iran’s treatment of protestors and provision of material support to Russia’s aggression against Ukraine.
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
In response to concerns that companies linked to the Chinese military have used access to U.S. capital markets to improve Chinese military and intelligence capabilities, in November 2020, then President Trump issued Executive Order 13959, which was subsequently amended in January 2021 by Executive Order 13974. In June 2021, President Biden issued Executive Order 14032, which further amended Executive Order 13959 to rescind the Trump administration sanctions and replace them with similar restrictions applicable to a modified list of Chinese companies operating in the defense or surveillance technology sectors of the Chinese economy. As amended by Executive Order 14032, Executive Order 13959 prohibits U.S. persons from purchasing or selling publicly traded securities issued by the companies named in the Annex to or designated pursuant to the order, as well as publicly traded securities that are derivative of or provide investment exposure to such securities. The amended order’s prohibitions became effective in August 2021 with respect to securities of or linked to companies named in the Annex to the order, and will take effect 60 days after the date of listing for companies named pursuant thereto. Executive Order 13959, as amended, provides a
365-day
period from the date of the relevant company’s listing in or pursuant to the order during which U.S. persons may purchase or sell affected securities for purposes of divestment.
The United States has also taken steps in response to concerns about Chinese actions in the Xinjiang Uyghur Autonomous Region (“Xinjiang”). Pursuant to the Global Magnitsky Human Rights Accountability Act and Executive Order 13818, which authorize the imposition of sanctions against persons in any country determined to be involved in certain human rights abuses, the U.S. government has named a number of Chinese government officials and entities to the SDN List. The sanctioned entities include the Xinjiang Production and Construction Corps (“XPCC”) and its subsidiaries. In July 2020, several U.S. government agencies jointly published an advisory concerning risks and considerations for businesses with supply chain exposure to entities engaged in forced labor and other human rights abuses in Xinjiang. The advisory highlights legal, economic, and reputational risks to U.S. and
non-U.S.
companies with potential exposure in their supply chain to Xinjiang or to facilities outside Xinjiang that use labor or goods from that region and recommends that such businesses implement human rights-related due diligence policies and procedures. In December 2021, President Biden signed into law the Uyghur Forced Labor Prevention Act, which establishes a rebuttable presumption, effective June 21, 2022, that goods, wares, articles, and merchandise mined, produced, or manufactured wholly or in part in Xinjiang may not be imported into the United States. In June 2022, U.S. government agencies published additional guidance concerning this restriction and on due diligence best practices.
U.S. Sanctions Relating to Burma
In February 2021, in response to the military coup in Burma, President Biden issued Executive Order 14014, which authorizes the imposition of sanctions, among others, against persons responsible for undermining democratic processes and institutions in Burma, Burmese government and military officials, and immediate family members of such persons, as well as Burmese government agencies or instrumentalities and entities operating in the defense sector of the Burmese economy or other sectors identified by the Secretary of the Treasury. Pursuant to the Order, OFAC has imposed sanctions on a number of Burmese government and military officials and their associates, as well as on state-owned gem, pearl, and lumber enterprises and state holding companies. Sanctions against additional individuals and entities are possible in the future.
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

•	sales practices;

•	trade practices of broker-dealers;

•	use and safekeeping of customers’ funds and securities;

•	capital structure;

•	record-keeping;

•	the financing of customers’ purchases; and

•	the conduct of directors, officers and employees.
In addition, SMBC Nikko Securities America, Inc. is a member of and regulated by the Financial Industry Regulatory Authority and is regulated by the individual state securities authorities in the states in which it operates. The U.S. government agencies and self-regulatory organizations, as well as state securities authorities in the United States having jurisdiction over SMBC’s U.S. broker-dealer affiliate, are empowered to conduct administrative proceedings that can result in, among other things, censure, fine, the issuance of cease-and-desist
orders or the suspension or expulsion of a broker-dealer or its associated persons, including directors, officers or employees.
Regulations in Other Jurisdictions
Elsewhere in the world, our operations are subject to regulation and control by local central banks and monetary authorities.

Disclosure Pursuant to Section 13(r) of the Securities Exchange Act of 1934
Section 13(r) of the Securities Exchange Act of 1934, as amended, requires an issuer to disclose whether it or any of its affiliates knowingly engaged in certain activities or transactions relating to Iran or with individuals or entities designated by the U.S. government under specified Executive Orders, even if those activities are not prohibited by U.S. law and are conducted outside the United States by
non-U.S.
affiliates. During the twelve months ended March 31, 2023, one affiliate of SMFG, SMBC, engaged in activities subject to disclosure under Section 13(r). SMBC conducted these activities consistent with its internal policies and procedures, the policies and procedures of SMFG, and applicable laws and regulations, and to the extent they are not sanctionable under U.S. secondary sanctions. SMBC has discontinued activities that have become impermissible or subject to secondary sanctions as a result of changes in applicable laws and regulations.
SMBC provided remittance and other settlement services in connection with customers’ trade transactions between Japan and Iran. These transactions principally involved the exportation of civilian commercial products including medical devices from Japan and were conducted with an Iranian bank owned by the Government of Iran. These transactions did not involve entities or other persons listed on the SDN List at the time of the transaction and did not involve the settlement of U.S. dollar-denominated payments cleared through U.S. banks. SMBC has informed SMFG that it intends to continue to engage in these types of transactions only to the extent permitted under applicable regulations and to the extent they are not sanctionable under U.S. secondary sanctions. For the twelve months ended March 31, 2023, the gross revenue related to these transactions was ¥5.2 million, representing about 0.0001% of SMFG’s total interest and fee income. SMFG does not allocate direct costs to interest and fee income and therefore does not calculate net profits with respect to these transactions.
SMBC has issued performance bonds and advance payment bonds that supported various projects, including the construction of petroleum plants in Iran. Some of these bonds had counterparties that were entities controlled by the Government of Iran. Some of these bonds have matured, and SMBC has not renewed and will not renew them unless permitted under applicable regulations and to the extent they are not sanctionable under U.S. secondary sanctions, but SMBC continues to have obligations under the matured performance bonds until they are returned or cancelled by the beneficiaries. SMBC has also received fees from its customers on whose behalf it issued the performance bonds. For the twelve months ended March 31, 2023, the gross revenue relating to these transactions was ¥0.5 million, representing less than 0.0001% of SMFG’s total interest and fee income. As noted above, SMFG does not allocate direct costs to interest and fee income and therefore does not calculate net profits with respect to these transactions. SMBC has informed SMFG that it intends to continue to accept fee income from its customers for whose account the performance bonds were issued and to pay the relevant fees to the Iranian banks, to the extent authorized by the Ministry of Finance of Japan or otherwise permitted under applicable regulations, until the bonds are returned or cancelled. However, SMBC strongly urges the relevant customers to ask the beneficiaries to agree to return or cancel the matured performance bonds.
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
The gross revenue attributable to the accounts of government-owned Iranian banks for the twelve months ended March 31, 2023, was ¥4.0 million, representing less than 0.0001% of SMFG’s total interest and fee income. SMFG does not allocate direct costs to interest and fee income and therefore does not calculate net profits with respect to these transactions. SMBC has informed SMFG that it intends to continue to maintain the Iranian accounts described above only to the extent permitted under applicable laws and regulations and to the extent the activities are not targeted by secondary sanctions.
As of the date of this annual report, to our knowledge, there is no other activity for the twelve months ended March 31, 2023 that requires disclosure under Section 13(r) of the Securities Exchange Act of 1934.

4.C.	ORGANIZATIONAL STRUCTURE
The following chart presents our corporate structure summary at March 31, 2023.

Business Segments[2]				
			Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others
Sumitomo Mitsui Financial Group, Inc.	Commercial Banking	(Domestic)					
		Sumitomo Mitsui Banking Corporation (SMBC)	○	○	○	○	○
		SMBC Trust Bank Ltd.	○	○	○		○
		SMBC Guarantee Co., Ltd. (Credit guarantee)		○			
		PayPay Bank Corporation[1] (Internet banking)		○			
		(Foreign)					
		SMBC Bank International plc			○		
		Sumitomo Mitsui Banking Corporation (China) Limited	○		○	○	
		PT Bank BTPN Tbk			○		
		SMBC Americas Holdings, Inc. (Bank holding company)			○		
		Manufacturers Bank			○		
		Banco Sumitomo Mitsui Brasileiro S.A.			○		
		JSC Sumitomo Mitsui Rus Bank			○		
		SMBC Bank EU AG			○		
		Sumitomo Mitsui Banking Corporation Malaysia Berhad			○	○	
		The Bank of East Asia, Limited[1]			○		
		ACLEDA Bank Plc. [1]			○		
	Leasing	(Domestic)					
		Sumitomo Mitsui Finance and Leasing Company, Limited[1]	○		○		
		Sumitomo Mitsui Auto Service Company, Limited[1]	○		○		
		(Foreign)					
		SMBC Leasing and Finance, Inc.			○		
		SMBC Aviation Capital Limited[1]			○		
	Securities	(Domestic)					
		SMBC Nikko Securities Inc.	○	○	○	○	○
		(Foreign)					
		SMBC Nikko Securities America, Inc.			○		
		SMBC Nikko Capital Markets Limited			○	○	
	Consumer Finance	(Domestic)					
		Sumitomo Mitsui Card Company, Limited (Credit card)	○	○			
		SMBC Finance Service Co., Ltd. (Credit card, consumer credit and installment transaction)	○	○			
		SMBC Consumer Finance Co., Ltd. (Consumer lending)		○			
		SMBC Mobit Co., Ltd. (Consumer lending)		○			
		POCKET CARD CO., LTD.[1] (Credit card)		○			
		(Foreign)					
		VPBank SMBC Finance Company Limited[1] (Consumer lending)			○		
	Others	(Domestic)					
		The Japan Research Institute, Limited (System development, data processing, management consulting and economic research)					○
		Sumitomo Mitsui DS Asset Management Company, Limited (Investment management, and investment advisory and agency)					○
		Alternative Investment Capital Limited (Investment management and investment advisory)					○
		NCore Co.,Ltd. (Data processing service and consulting)					○
		SMBC Venture Capital Co., Ltd. (Venture capital)	○				
		SMBC Consulting Co., Ltd. (Management consulting and information services)	○				
		Japan Pension Navigator Co., Ltd. (Operational management of defined contribution pension plans)		○			
		SAKURA KCS Corporation[1] (System engineering and data processing)					○
		JSOL Corporation[1] (System development and data processing)					○
		Sakura Information Systems Co., Ltd.[1] (System engineering and data processing)					○
		(Foreign)					
		SMBC Capital Markets, Inc. (Derivatives)			○	○	
		TT International Asset Management Ltd (Investment management, and investment advisory and agency)					○
		Fullerton India Credit Company Limited[3] (Financial services)			○

(1)	These companies are our associates or joint ventures.
(2)	Chart indicates the classification of SMBC Group companies into each of SMBC Group-wide business segments.
(3)	Fullerton India Credit Company Limited changed its corporate name to SMFG India Credit Company Limited on May 11, 2023.

As the ultimate holding company of the SMBC Group, we are responsible for:

•	group strategy and management;

•	group resource allocation;

•	group financial accounting;

•	investor relations;

•	capital strategy;

•	group IT strategy;

•	HR management for group executives;

•	group risk management, internal control and compliance;

•	compensation schemes; and

•	efficiently harmonizing our operations on an SMBC Group-wide basis.
Principal Subsidiaries
Our principal subsidiaries at March 31, 2023 are shown in the list below. We consolidate all entities that we control. We control an entity when we are exposed, or have rights, to variable returns from our involvement with the entity and have the ability to affect those returns through our power over the entity.
Principal domestic subsidiaries

Company Name	Proportion of Ownership Interest (1)	Proportion of Voting Rights (1)	Main Business
	(%)	(%)
Sumitomo Mitsui Banking Corporation	100.0	100.0	Commercial banking
SMBC Trust Bank Ltd.	100.0	100.0	Trust Banking
SMBC Guarantee Co., Ltd.	100.0	100.0	Credit guarantee
SMBC Nikko Securities Inc.	100.0	100.0	Securities
Sumitomo Mitsui Card Company, Limited	100.0	100.0	Credit card
SMBC Finance Service Co., Ltd.	100.0	100.0	Credit card, consumer credit and installment transaction
SMBC Consumer Finance Co., Ltd.	100.0	100.0	Consumer lending
SMBC Mobit Co., Ltd.	100.0	100.0	Consumer lending
The Japan Research Institute, Limited	100.0	100.0	System development, data processing, management consulting and economic research
Sumitomo Mitsui DS Asset Management Company, Limited	50.1	50.1	Investment management, and investment advisory and agency
Alternative Investment Capital Limited	60.0	60.0	Investment management and investment advisory
NCore Co., Ltd.	51.0	51.0	Data processing service and consulting
SMBC Venture Capital Co., Ltd.	100.0	100.0	Venture capital
SMBC Consulting Co., Ltd.	98.3	98.3	Management consulting and information services
Japan Pension Navigator Co., Ltd.	69.7	69.7	Operational management of defined contribution pension plans

(1)	Percentages of proportion of ownership interest and proportion of voting rights have been truncated.

Principal foreign subsidiaries

Company Name	Country of Incorporation	Proportion of Ownership Interest (1)	Proportion of Voting Rights (1)		Main Business
		(%)	(%)
SMBC Bank International plc	U.K.	100.0	100.0		Commercial banking
Sumitomo Mitsui Banking Corporation (China) Limited	China	100.0	100.0		Commercial banking
PT Bank BTPN Tbk	Indonesia	98.4	93.4	(2)	Commercial banking
SMBC Americas Holdings, Inc.	U.S.A.	100.0	100.0		Bank holding company
Manufacturers Bank	U.S.A.	100.0	100.0		Commercial banking
Banco Sumitomo Mitsui Brasileiro S.A.	Brazil	100.0	100.0		Commercial banking
JSC Sumitomo Mitsui Rus Bank	Russia	100.0	100.0		Commercial banking
SMBC Bank EU AG	Germany	100.0	100.0		Commercial banking
Sumitomo Mitsui Banking Corporation Malaysia Berhad	Malaysia	100.0	100.0		Commercial banking
SMBC Leasing and Finance, Inc.	U.S.A.	100.0	100.0		Leasing
SMBC Nikko Securities America, Inc.	U.S.A.	100.0	100.0		Securities
SMBC Nikko Capital Markets Limited	U.K.	100.0	100.0		Securities
SMBC Capital Markets, Inc.	U.S.A.	100.0	100.0		Derivatives
TT International Asset Management Ltd	U.K.	100.0	100.0		Investment management, and investment advisory and agency
Fullerton India Credit Company Limited (3)	India	74.9	74.9		Financial services

(1)	Percentages of proportion of ownership interest and proportion of voting rights have been truncated.
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

(3)	Fullerton India Credit Company Limited changed its corporate name to SMFG India Credit Company Limited on May 11, 2023.
4.D.    PROPERTY, PLANT AND EQUIPMENT
We own or lease the land and buildings in which we conduct our business. Most of the property that we operate in Japan is owned by us to be used by our branches. In contrast, our international operations are conducted out of leased premises. Our head office building in Marunouchi is leased from a third party. Our largest property is SMBC’s East Tower in Marunouchi, with a net carrying value of ¥163 billion, including the land and building, at March 31, 2023.
The following table shows the net carrying amount of our tangible fixed assets at March 31, 2023.

At March 31, 2023
(In millions)
Assets for rent	¥497,277
Land	477,231
Buildings	329,258
Right of use assets	406,997
Others	121,478

Total	¥1,832,241

For more information, see Note 12 “Property, Plant and Equipment” to our consolidated financial statements included elsewhere in this annual report.

The total area of land related to our material office and other properties at March 31, 2023 was approximately 614,000 square meters for owned land and approximately 14,000 square meters for leased land.
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
The Japanese economy continued to recover gradually for the fiscal year ended March 31, 2023. This was primarily due to a gradual increase in economic activity reflecting the further easing of the restrictions related to
COVID-19.
Japanese gross domestic product (“GDP”) increased by 1.4% for the fiscal year ended March 31, 2023, compared with an increase of 2.6% in the previous fiscal year, based on data published in June 2023 by the Cabinet Office of the Government of Japan. The consumer price index for Japan (all items, less fresh food) (“CPI”) for the fiscal year ended March 31, 2023, increased by 3.0%, compared with an increase of 0.1% in the previous fiscal year, and the CPI in March 2023 increased by 3.1% compared to March 2022, based on data published in April 2023 by the Statistics Bureau of Japan.
The following table presents the
quarter-on-quarter
growth rates of Japanese GDP for the fiscal year ended March 31, 2022 and 2023.

	For the fiscal year ended March 31,
	2022				2023
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
Japanese GDP	0.4%	(0.4%)	1.2%	(0.7%)	1.4%	(0.4%)	0.1%	0.7%
Japanese GDP increased by 1.4% on a
quarter-on-quarter
basis for the first quarter of the fiscal year ended March 31, 2023, primarily due to an increase in private consumption reflecting the easing of the restrictions related to
COVID-19.
However, it decreased by 0.4% on a
quarter-on-quarter
basis for the second quarter of the fiscal year ended March 31, 2023. This was primarily due to increases in imports of services, the declining growth in private consumption reflecting the spread of the Omicron variant of
COVID-19
in Japan and sustained high commodity prices. Thereafter, it increased by 0.1% on a quarter-on-quarter
basis for the third quarter of the fiscal year ended March 31, 2023. Furthermore, it increased by 0.7% on a quarter-on-quarter
basis for the fourth quarter of the fiscal year ended March 31, 2023, primarily due to an increase in private consumption, as a result of the progress of
COVID-19
suppression and the recovery of economic activity.
The employment situation as a whole improved gradually. The active job openings-to-applicants
ratio published by the Ministry of Health, Labour and Welfare of Japan continued to increase gradually, although it slightly decreased toward the end of the fiscal year ended March 31, 2023. According to the statistical data published by the Statistics Bureau of Japan, the unemployment rate was 2.8% in March 2023, an increase of 0.2 percentage points from the same month of the previous year. The compensation of employees decreased by 1.7% for the fiscal year ended March 31, 2023.
Further, according to Teikoku Databank, a research institution in Japan, there were approximately 6,800 corporate bankruptcies in Japan for the fiscal year ended March 31, 2023, an increase of 14.9% from the previous fiscal year, involving approximately ¥ 2.3 trillion in total liabilities, an increase of 97.7% from the previous fiscal year.
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
Thereafter, in April and May 2020, the BOJ decided to further enhance monetary easing and introduce measures to support corporate financing. Moreover, in March 2021, the BOJ announced the establishment of a scheme to apply interest rates, which would be linked to the short-term policy interest rate, as an incentive to financial institutions for part of their current account balances, based on the recognition of the importance of continuing with monetary easing in a sustainable manner and making nimble and effective responses to counter changes in developments in economic activity and prices, as well as in financial conditions. In addition, the BOJ made clear that the target range of the
10-year
Japanese government bonds yield fluctuations would be between plus and minus 0.25%. On December 20, 2022, in light of increased observed volatility in overseas financial and capital markets that affected markets in Japan, the BOJ expanded the range of
10-year
Japanese government bonds yield fluctuations to between plus and minus 0.5%. Under such circumstances, the uncollateralized overnight call rate, which is the benchmark for short-term interest rates, remained negative for the fiscal year ended March 31, 2023. Although the yield on newly issued
10-year
Japanese government bonds, which is the benchmark for long-term interest rates, had been around 0.2%, it reached 0.5% following the changes in monetary policy by the BOJ in December 2022, and was around 0.3% at March 31, 2023.
The yen depreciated against the U.S. dollar from ¥121.64 at March 31, 2022 to ¥133.13 at March 31, 2023, according to the statistical data published by the BOJ.
The Nikkei Stock Average, which is a price-weighted average of 225 stocks listed on the Tokyo Stock Exchange, rose from ¥27,821.43 at March 31, 2022 to ¥28,041.48 at March 31, 2023 and subsequently rose to ¥33,502.42 at June 14, 2023.
According to a report published by the Ministry of Land, Infrastructure, Transport and Tourism of Japan, the average residential land price and the average commercial land price in Japan increased by 0.5% and 0.4%, respectively, in the calendar year 2022.
For the fiscal year ended March 31, 2023, the global economy, as a whole, recovered gradually, primarily due to increases in private consumption and business fixed investment, reflecting the further easing or lifting of restrictions related to
COVID-19.
However, the pace of its recovery slowed down primarily due to growing downward pressure on the global economy affected by persistent inflation and continuous global monetary tightening.
The U.S. economy slightly contracted in the period from April 2022 to June 2022 compared to the previous quarter, primarily due to a decrease in private residential investments and changes in private inventories. Thereafter, it recovered gradually in the period from July 2022 to December 2022, primarily due to an increase in private consumption supported by the positive employment situation. However, the pace of its recovery slowed down toward the end of the fiscal year March 31, 2023, because of growing downward pressure on the global economy affected by persistent inflation and continuous global monetary tightening. The European economy recovered gradually, primarily due to an increase in private consumption reflecting the easing of restrictions related to
COVID-19
in the period from April 2022 to September 2022. Thereafter, the pace of its recovery was weak, primarily due to growing downward pressure on the European economy, which experienced higher energy prices caused by Russia’s aggression against Ukraine. In Asia, the Chinese economy slowed down in the period from April 2022 to June 2022, primarily due to the zero-COVID
policy, which included restrictions such as the restraint on movement. However, it showed signs of recovery toward the end of the fiscal year ended March 31, 2023, primarily due to an increase in private consumption reflecting the lifting of restrictions related to
COVID-19.
Asian economies other than China, as a whole, recovered, primarily due to the resumption of economic activity reflecting the further easing or lifting of restrictions related to
COVID-19
for the fiscal year ended March 31, 2023. However, the pace of recovery was slow primarily due to a decrease in exports of goods and services.
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
Russia’s Aggression Against Ukraine
Following Russia’s aggression against Ukraine, which began in February 2022, the Japanese government and authorities in several other jurisdictions, including the U.S., the European Union, the United Kingdom, Canada, and Australia, have imposed significant sanctions targeting Russia, such as bans on imports and exports, asset freezes, and revoking Russia’s most favored nation trade status. Furthermore, Russia has taken various measures to defend its economy and mitigate the effect of sanctions, such as seizing the assets of foreign companies that have withdrawn from Russia and demanding payment in rubles for its exports. As a result of these geopolitical factors and the uncertain consequences, financial and commodity markets have experienced, and may continue to experience, significant disruptions and volatility. Moreover, these factors have exacerbated ongoing supply chain constraints, contributing to long term inflationary pressure. Therefore, the extent of the impact on the Japanese and global economic conditions, as well as on our business, results of operations and financial condition remains uncertain. For more information, see “Item 3.D. Risk Factors.”
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
Thereafter, in April 2020 and May 2020, the BOJ decided to further enhance monetary easing and introduce measures to support corporate financing. Moreover, in March 2021, the BOJ announced the establishment of a scheme to apply interest rates, which would be linked to the short-term policy interest rate, as an incentive to financial institutions for part of their current account balances, based on the recognition of the importance of continuing with monetary easing in a sustainable manner and making nimble and effective responses to counter changes in developments in economic activity and prices, as well as in financial conditions. In addition, the BOJ made clear that the target range of the
10-year
Japanese government bonds yield fluctuations would be between plus and minus 0.25%. On December 20, 2022, in light of increased observed volatility in overseas financial and capital markets that affected markets in Japan, the BOJ expanded the range of
10-year
Japanese government bonds yield fluctuations to between plus and minus 0.5%.

The following table sets forth SMBC’s short-term prime rate, three-month TIBOR, ordinary deposit rate, long-term prime rate and ten-year
swap rate, at the dates indicated:

	At March 31,
	2023	2022	2021
Short-term prime rate	1.475%	1.475%	1.475%
Three-month TIBOR	0.075	0.067	0.069
Ordinary deposit rate	0.001	0.001	0.001
Long-term prime rate	1.450	1.100	1.000
Ten-year swap rate	0.713	0.320	0.153
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
Most of our domestic equity instruments consist of publicly traded Japanese stocks. The Nikkei Stock Average decreased by 4.7% from ¥29,178.80 at March 31, 2021, to ¥27,821.43 at March 31, 2022, and increased by 0.8% to ¥28,041.48 at March 31, 2023. At March 31, 2023, we had net unrealized gains on domestic equity securities of ¥2,250,969 million, a decrease of ¥90,298 million from ¥2,341,267 million at March 31, 2022. For more information, see “Item 5.A. Operating Results—Financial Condition—Investment Securities.”
Strengthening of Equity Capital
In response to the imposition of more stringent regulatory capital requirements, we have been taking a proactive approach to managing our risk-weighted capital ratio by focusing on increasing qualifying capital, including by building up our retained earnings, identifying risks, and controlling risk-weighted assets.

Foreign Currency Fluctuations
The average exchange rate used to convert dollars to yen in the consolidated financial statements included elsewhere in this annual report for the fiscal year ended March 31, 2023 was ¥135.51 per $1.00, compared to the previous fiscal year’s average exchange rate of ¥112.40 per $1.00. The percentage of revenue we earned from our foreign operations for the fiscal years ended March 31, 2023 and 2022 was 53% and 42%. For more information, see “Item 4.B. Business Overview—Revenues by Region.”
New and Amended Accounting Standards and Recent Accounting Pronouncements
See “New and Amended Accounting Standards Adopted by the Group” and “Recent Accounting Pronouncements” under Note 2 “Summary of Significant Accounting Policies” to our consolidated financial statements included elsewhere in this annual report.
5.A.    OPERATING RESULTS
For discussion about our operating results for the fiscal year ended March 31, 2021, including certain comparative discussion of the fiscal years ended March 31, 2022 and 2021, please refer to “Item 5. Operating and Financial Review and Prospectus—5.A. Operating Results” in our annual report on Form
20-F
filed on June 29, 2022.
Under the economic and financial circumstances described in “Item 5. Operating and Financial Review and Prospects—Overview—Operating Environment,” we made a profit through our commercial banking and other financial services businesses. Our total operating income increased by ¥653,216 million from ¥3,137,460 million for the fiscal year ended March 31, 2022 to ¥3,790,676 million for the fiscal year ended March 31, 2023, primarily due to increases in net interest income and net trading income. Our net profit increased by ¥420,774 million from ¥515,075 million for the fiscal year ended March 31, 2022 to ¥935,849 million for the fiscal year ended March 31, 2023, due to the increase in total operating income described above, which was partially offset by increases in operating expenses and income tax expense.
Our total assets increased by ¥9,526,191 million from ¥248,160,847 million at March 31, 2022 to ¥257,687,038 million at March 31, 2023, primarily due to an increase in loans and advances.
Our total liabilities increased by ¥8,770,918 million from ¥235,379,155 million at March 31, 2022 to ¥244,150,073 million at March 31, 2023, primarily due to an increase in deposits.
Our total equity increased by ¥755,273 million from ¥12,781,692 million at March 31, 2022 to ¥13,536,965 million at March 31, 2023, primarily due to an increase in retained earnings.

Operating Results
The following table presents information as to our income, expenses and net profit for the fiscal years ended March 31, 2023 and 2022.

	For the fiscal year ended March 31,
	2023	2022

	(In millions, except per share data)
Interest income	¥3,696,076	¥1,747,654
Interest expense	1,941,006	303,716

Net interest income	1,755,070	1,443,938

Fee and commission income	1,262,734	1,248,225
Fee and commission expense	222,920	209,762

Net fee and commission income	1,039,814	1,038,463

Net trading income	626,043	280,339
Net income from financial assets and liabilities at fair value through profit or loss	173,311	200,249
Net investment income	15,611	65,744
Other income	180,827	108,727

Total operating income	3,790,676	3,137,460

Impairment charges on financial assets	148,464	279,978

Net operating income	3,642,212	2,857,482

General and administrative expenses	1,965,417	1,801,621
Other expenses	502,347	368,559

Operating expenses	2,467,764	2,170,180

Share of post-tax profit (loss) of associates and joint ventures	87,428	(10,838)

Profit before tax	1,261,876	676,464

Income tax expense	326,027	161,389

Net profit	¥935,849	¥515,075

Profit attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥911,831	¥499,573
Non-controlling interests	12,708	4,771
Other equity instruments holders	11,310	10,731
Earnings per share:
Basic	¥668.12	¥364.46
Diluted	667.89	364.31
Total operating income increased by ¥653,216 million, or 21%, from ¥3,137,460 million for the fiscal year ended March 31, 2022 to ¥3,790,676 million for the fiscal year ended March 31, 2023, primarily due to increases in net interest income of ¥311,132 million and net trading income of ¥345,704 million. In addition, due to a decrease in impairment charges on financial assets, net operating income also increased by ¥784,730 million from ¥2,857,482 million for the fiscal year ended March 31, 2022 to ¥3,642,212 million for the fiscal year ended March 31, 2023.
Net profit increased by ¥420,774 million from ¥515,075 million for the fiscal year ended March 31, 2022 to ¥935,849 million for the fiscal year ended March 31, 2023, as a result of the increase in net operating income described above, which was partially offset by increases in general and administrative expenses, other expenses, and income tax expense.

Net Interest Income
The following tables show the average balances of our statement of financial position items, related interest income, interest expense, net interest income and average rates for the fiscal years ended March 31, 2023 and 2022.

	For the fiscal year ended March 31,
	2023			2022
	Average balance (3)	Interest income	Average rate	Average balance (3)	Interest income	Average rate

	(In millions, except percentages)
Interest-earning assets:
Interest-earning deposits with other banks:
Domestic offices	¥825,919	¥8,889	1.08%	¥892,460	¥2,219	0.25%
Foreign offices	10,400,549	300,815	2.89%	7,353,392	17,825	0.24%

Total	11,226,468	309,704	2.76%	8,245,852	20,044	0.24%

Call loans and bills bought, reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	11,158,315	27,777	0.25%	11,014,326	(3,131)	(0.03%)
Foreign offices	6,192,287	102,839	1.66%	3,723,704	23,662	0.64%

Total	17,350,602	130,616	0.75%	14,738,030	20,531	0.14%

Investment securities (1) :
Domestic offices	18,999,935	82,984	0.44%	20,679,429	42,126	0.20%
Foreign offices	6,051,591	135,027	2.23%	5,108,333	81,068	1.59%

Total	25,051,526	218,011	0.87%	25,787,762	123,194	0.48%

Loans and advances (2) :
Domestic offices	66,849,437	1,002,229	1.50%	64,172,223	828,723	1.29%
Foreign offices	46,551,468	2,035,516	4.37%	33,983,382	755,162	2.22%

Total	113,400,905	3,037,745	2.68%	98,155,605	1,583,885	1.61%

Total interest-earning assets:
Domestic offices	97,833,606	1,121,879	1.15%	96,758,438	869,937	0.90%
Foreign offices	69,195,895	2,574,197	3.72%	50,168,811	877,717	1.75%

Total	¥167,029,501	¥3,696,076	2.21%	¥146,927,249	¥1,747,654	1.19%

	For the fiscal year ended March 31,
	2023			2022
	Average balance (3)	Interest expense	Average rate	Average balance (3)	Interest expense	Average rate

	(In millions, except percentages)
Interest-bearing liabilities:
Deposits:
Domestic offices	¥101,243,116	¥99,999	0.10%	¥97,534,028	¥8,531	0.01%
Foreign offices	38,080,063	968,751	2.54%	28,176,552	93,460	0.33%

Total	139,323,179	1,068,750	0.77%	125,710,580	101,991	0.08%

Call money and bills sold, repurchase agreements and cash collateral on securities lent:
Domestic offices	11,764,350	108,498	0.92%	11,403,604	(626)	(0.01%)
Foreign offices	7,620,598	190,693	2.50%	6,204,348	7,652	0.12%

Total	19,384,948	299,191	1.54%	17,607,952	7,026	0.04%

Borrowings and other interest- bearing liabilities:
Domestic office	16,888,382	67,692	0.40%	20,273,371	31,957	0.16%
Foreign offices	1,152,211	109,145	9.47%	548,899	18,267	3.33%

Total	18,040,593	176,837	0.98%	20,822,270	50,224	0.24%

Debt securities in issue:
Domestic offices	9,129,232	314,173	3.44%	9,069,314	99,171	1.09%
Foreign offices	2,564,817	59,140	2.31%	2,098,667	7,334	0.35%

Total	11,694,049	373,313	3.19%	11,167,981	106,505	0.95%

Premiums for deposit insurance:
Domestic offices	—	20,696	—	—	36,222	—
Foreign offices	—	2,219	—	—	1,748	—

Total	—	22,915	—	—	37,970	—

Total interest-bearing liabilities:
Domestic offices	139,025,080	611,058	0.44%	138,280,317	175,255	0.13%
Foreign offices	49,417,689	1,329,948	2.69%	37,028,466	128,461	0.35%

Total	¥188,442,769	¥1,941,006	1.03%	¥175,308,783	¥303,716	0.17%

Net interest income and interest rate spread		¥1,755,070	1.18%		¥1,443,938	1.02%

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

The following tables show changes in our interest income, interest expense and net interest income based on changes in volume and changes in rate for the fiscal year ended March 31, 2023 compared to the fiscal year ended March 31, 2022.

	Fiscal year ended March 31, 2023 compared to fiscal year ended March 31, 2022 Increase / (decrease)
	Volume	Rate	Net change

	(In millions)
Interest income:
Interest-earning deposits with other banks:
Domestic offices	¥(178)	¥6,848	¥6,670
Foreign offices	10,234	272,756	282,990

Total	10,056	279,604	289,660

Call loans and bills bought, reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	(43)	30,951	30,908
Foreign offices	23,196	55,981	79,177

Total	23,153	86,932	110,085

Investment securities:
Domestic offices	(3,614)	44,472	40,858
Foreign offices	16,896	37,063	53,959

Total	13,282	81,535	94,817

Loans and advances:
Domestic offices	35,683	137,823	173,506
Foreign offices	353,683	926,671	1,280,354

Total	389,366	1,064,494	1,453,860

Total interest income:
Domestic offices	31,848	220,094	251,942
Foreign offices	404,009	1,292,471	1,696,480

Total	¥435,857	¥1,512,565	¥1,948,422

	Fiscal year ended March 31, 2023 compared to fiscal year ended March 31, 2022 Increase / (decrease)
	Volume	Rate	Net change

	(In millions)
Interest expense:
Deposits:
Domestic offices	¥385	¥91,083	¥91,468
Foreign offices	43,596	831,695	875,291

Total	43,981	922,778	966,759

Call money and bills sold, repurchase agreements and cash collateral on securities lent:
Domestic offices	(35)	109,159	109,124
Foreign offices	2,083	180,958	183,041

Total	2,048	290,117	292,165

Borrowings and other interest-bearing liabilities:
Domestic offices	(6,230)	41,965	35,735
Foreign offices	33,925	56,953	90,878

Total	27,695	98,918	126,613

Debt securities in issue:
Domestic offices	(1,872)	216,874	215,002
Foreign offices	10,625	41,181	51,806

Total	8,753	258,055	266,808

Premiums for deposit insurance:
Domestic offices	(15,526)	—	(15,526)
Foreign offices	471	—	471

Total	(15,055)	—	(15,055)

Total interest expense:
Domestic offices	(23,278)	459,081	435,803
Foreign offices	90,700	1,110,787	1,201,487

Total	¥67,422	¥1,569,868	¥1,637,290

Net interest income:
Domestic offices	¥55,126	¥(238,987)	¥(183,861)
Foreign offices	313,309	181,684	494,993

Total	¥368,435	¥(57,303)	¥311,132

Interest Income
Our interest income increased by ¥1,948,422 million, or 111% from ¥1,747,654 million for the fiscal year ended March 31, 2022 to ¥ 3,696,076 million for the fiscal year ended March 31, 2023. This increase was primarily due to an increase in interest income on loans and advances of ¥1,453,860 million, or 92%. Interest income on loans and advances increased by ¥173,506 million, or 21% at domestic offices and by ¥1,280,354 million, or 170% at foreign offices. The increases were primarily due to an increase in the average rate of loans at foreign offices, reflecting an increase in market interest rate, and partially due to an increase in the average balance of loans to domestic corporate customers as a result of our responses to the financing needs arising from inflation including higher commodity prices and the recovery of their business activity following the
COVID-19
pandemic.

Interest Expense
Our interest expense increased by ¥1,637,290 million, or 539%, from ¥303,716 million for the fiscal year ended March 31, 2022 to ¥1,941,006 million for the fiscal year ended March 31, 2023, primarily due to an increase in interest expenses on deposits. Our interest expense on deposits increased by ¥966,759 million, or 948%, from ¥101,991 million for the fiscal year ended March 31, 2022 to ¥1,068,750 million for the fiscal year ended March 31, 2023, primarily due to an increase in the average rate of deposit, reflecting an increase in the market interest rate.
Net Interest Income
Our net interest income increased by ¥311,132 million, or 22%, from ¥1,443,938 million for the fiscal year ended March 31, 2022 to ¥1,755,070 million for the fiscal year ended March 31, 2023. This was primarily due to an increase in the average rate on interest-earning assets at foreign offices, primarily loans and advances.
From the fiscal year ended March 31, 2022 to March 31, 2023, the average rate on loans and advances at domestic offices increased by 0.21 percentage points from 1.29% to 1.50%. The average rate on loans and advances at foreign offices increased by 2.15 percentage points from 2.22% to 4.37%, resulting in the total for loans and advances increasing by 1.07 percentage points from 1.61% to 2.68%. On the other hand, the average rate on deposits increased by 0.69 percentage points from 0.08% to 0.77%, primarily due to an increase in the average rate on deposits at foreign offices by 2.21 percentage points from 0.33% to 2.54%.
Net Fee and Commission Income
The following table sets forth our net fee and commission income for the periods shown.

	For the fiscal year ended March 31,
	2023	2022

	(In millions)
Fee and commission income from:
Loans	¥145,078	¥128,583
Credit card business	380,345	333,109
Guarantees	71,612	66,199
Securities-related business	119,403	169,719
Deposits	18,230	16,302
Remittances and transfers	146,507	139,122
Safe deposits	4,228	4,025
Trust fees	6,753	5,940
Investment trusts	144,940	183,164
Agency	9,368	8,854
Others	216,270	193,208

Total fee and commission income	1,262,734	1,248,225

Fee and commission expense from:
Remittances and transfers	28,885	32,604
Others	194,035	177,158

Total fee and commission expense	222,920	209,762

Net fee and commission income	¥1,039,814	¥1,038,463

Fee and commission income increased by ¥14,509 million, or 1%, from ¥1,248,225 million for the fiscal year ended March 31, 2022 to ¥1,262,734 million for the fiscal year ended March 31, 2023. Primary sources of fee and commission income are fees obtained through our credit card business, remittance and transfer fees, loan transaction fees, fees and commissions obtained through investment trusts, and fees and commissions obtained though securities-related business. The increase in fee and commission income was primarily due to an increase in fees obtained through our credit card business, reflecting the increase in cashless payments.
Fee and commission expense was ¥222,920 million for the fiscal year ended March 31, 2023, increased by ¥13,158 million from ¥209,762 million for the fiscal year ended March 31, 2022.
As a result, net fee and commission income increased by ¥1,351 million from ¥1,038,463 million for the fiscal year ended March 31, 2022 to ¥1,039,814 million for the fiscal year ended March 31, 2023.
Net Income from Trading, Financial Assets and Liabilities at Fair Value Through Profit or Loss and Investment Securities
The following table sets forth our net income from trading, financial assets and liabilities at fair value through profit or loss and investment securities for the periods shown.

	For the fiscal year ended March 31,
	2023	2022

	(In millions)
Net trading income:
Interest rate	¥351,815	¥74,828
Foreign exchange	317,203	186,146
Equity	(40,691)	22,216
Credit	(3,902)	(1,812)
Others	1,618	(1,039)

Total net trading income	¥626,043	¥280,339

Net income from financial assets and liabilities at fair value through profit or loss:
Net income from financial assets mandatorily at fair value through profit or loss:
Net income from debt instruments	¥115,291	¥156,792
Net income from equity instruments	1,439	5,025
Net income from financial liabilities designated at fair value through profit or loss	56,581	38,432

Total net income from financial assets and liabilities at fair value through profit or loss	¥173,311	¥200,249

Net investment income:
Net loss from disposal of debt instruments	¥(89,150)	¥(29,546)
Dividend income	104,761	95,290

Total net investment income	¥15,611	¥65,744

Net trading income, which includes income and losses from trading assets and liabilities and derivative financial instruments, increased by ¥345,704 million from ¥280,339 million for the fiscal year ended March 31, 2022 to ¥626,043 million for the fiscal year ended March 31, 2023. The increase was primarily due to an increase in net trading income from interest rate related transactions and foreign exchange transactions.
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
Net income from financial assets and liabilities at fair value through profit or loss decreased by ¥26,938 million from a net income of ¥200,249 million for the fiscal year ended March 31, 2022 to a net income of ¥173,311 million for the fiscal year ended March 31, 2023. This was primarily due to a decrease in net gains from changes in the fair value and sales of equity index-linked investment trusts, which was partially offset by an increase in net gains from changes in the fair value of debt securities in issue designated at fair value through profit or loss.
Net investment income decreased by ¥50,133 million from ¥65,744 million for the fiscal year ended March 31, 2022 to ¥15,611 million for the fiscal year ended March 31, 2023. This was primarily due to an increase in losses from sales of foreign bonds.
Impairment Charges on Financial Assets
The following table sets forth our impairment charges on financial assets for the periods shown.

	For the fiscal year ended March 31,
	2023	2022

	(In millions)
Loans and advances	¥138,176	¥269,060
Loan commitments	8,016	9,555
Financial guarantees	2,272	1,363

Total impairment charges on financial assets	¥148,464	¥279,978

Our impairment charges on financial assets consist of losses relating to loans and advances, loan commitments and financial guarantee contracts. Impairment charges on these financial assets are mainly affected by the economic environment and financial conditions of borrowers.
Impairment charges on financial assets decreased by ¥131,514 million from ¥279,978 million for the fiscal year ended March 31, 2022 to ¥148,464 million for the fiscal year ended March 31, 2023. The decrease was primarily due to a decrease in the provision for the credit-impaired loans compared to the provision we recognized for certain large borrowers in the previous year, which was partially offset by additional adjustments to the ECL allowance for the portfolios affected by the rising interest rates in foreign countries due to the global monetary tightening, the
COVID-19
pandemic and the situation in Russia and Ukraine. For detailed information on provision for loan losses, see “—Financial Condition—Allowance for Loan Losses.”

General and Administrative Expenses
The following table sets forth our general and administrative expenses for the periods shown.

	For the fiscal year ended March 31,
	2023	2022

	(In millions)
Personnel expenses	¥922,452	¥834,512
Depreciation and amortization	262,702	264,290
Building and maintenance expenses	7,847	9,979
Supplies expenses	14,571	15,468
Communication expenses	31,182	32,839
Publicity and advertising expenses	143,500	126,090
Taxes and dues	84,020	82,293
Outsourcing expenses	123,293	115,157
Office equipment expenses	70,151	61,503
Others	305,699	259,490

Total general and administrative expenses	¥1,965,417	¥1,801,621

General and administrative expenses increased by ¥163,796 million, or 9%, from ¥1,801,621 million for the fiscal year ended March 31, 2022 to ¥1,965,417 million for the fiscal year ended March 31, 2023. The increase was primarily due to the combined general and administrative expenses of Fullerton India, which became our subsidiary in November, 2021, the higher marketing costs in our credit card business which is successfully increasing new customers, and the effects of changes in foreign exchange rates resulting from the depreciation of the yen.
Share of
Post-tax
Profit (Loss) of Associates and Joint Ventures
Share of
post-tax
profit (loss) of associates and joint ventures increased by ¥98,266 million from a loss of ¥10,838 million for the fiscal year ended March 31, 2022 to ¥87,428 million for the fiscal year ended March 31, 2023. This was primarily because our foreign associate engaged in the leasing business recognized losses on leased aircraft assets in Russia in the previous fiscal year.
Income Tax Expense
Income tax expense increased by ¥164,638 million from ¥161,389 million for the fiscal year ended March 31, 2022 to ¥326,027 million for the fiscal year ended March 31, 2023, primarily due to an increase in deferred tax expense resulting from an increase of taxable temporary differences attributable to derivative financial instruments and a decrease of deductible temporary differences attributable to loans and advances.
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

Segmental Results of Operations
The following tables show our results of operations by business segment for the fiscal years ended March 31, 2023 and 2022.
For the fiscal year ended March 31, 2023:

	Wholesale Business Unit	Retail Business Unit	Global Business Unit (3)	Global Markets Business Unit	Head office account and others (3)	Total

	(In billions)
Consolidated gross profit (1)	¥773.7	¥1,150.2	¥1,205.2	¥457.8	¥(416.7)	¥3,170.2
General and administrative expenses	(293.3)	(933.3)	(637.9)	(112.5)	27.8	(1,949.2)
Others (2)	78.1	4.7	44.9	28.9	(101.2)	55.4

Consolidated net business profit	¥558.5	¥221.6	¥612.2	¥374.2	¥(490.1)	¥1,276.4

For the fiscal year ended March 31, 2022:
	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total

	(In billions)
Consolidated gross profit (1)	¥707.5	¥1,146.9	¥872.0	¥390.6	¥(171.5)	¥2,945.5
General and administrative expenses	(303.6)	(935.5)	(461.3)	(92.3)	(28.4)	(1,821.1)
Others (2)	65.8	3.5	20.5	39.8	(101.1)	28.5

Consolidated net business profit	¥469.7	¥214.9	¥431.2	¥338.1	¥(301.0)	¥1,152.9

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

(3)
The business segment of Fullerton India Credit Company Limited and its consolidated subsidiary was changed from Head office account and others to Global Business Unit from the beginning of the fiscal year ended March 31, 2023.

The following are explanations of our results of operations by business segment for the fiscal year ended March 31, 2023. It also includes the changes from the previous fiscal year, which are adjusted by eliminating the impact of factors such as changes in interest rates and exchange rates that may distort the comparison.
Wholesale Business Unit
Consolidated gross profit for the fiscal year ended March 31, 2023 was ¥773.7 billion and increased by ¥22.3 billion on an adjusted basis compared to the fiscal year ended March 31, 2022. This was primarily due to increases in interest income on loans and foreign exchange fees of SMBC.
General and administrative expenses for the fiscal year ended March 31, 2023 was ¥293.3 billion and decreased by ¥9.3 billion on an adjusted basis compared to the fiscal year ended March 31, 2022.
Others for the fiscal year ended March 31, 2023 was ¥78.1 billion and increased by ¥12.0 billion on an adjusted basis compared to the fiscal year ended March 31, 2022. This was primarily due to an increase in our share of post-tax
profit of associates and joint ventures.
As a result, consolidated net business profit for the fiscal year ended March 31, 2023 was ¥558.5 billion and increased by ¥43.6 billion on an adjusted basis compared to the fiscal year ended March 31, 2022.

Retail Business Unit
Consolidated gross profit for the fiscal year ended March 31, 2023 was ¥1,150.2 billion and decreased by ¥14.0 billion on an adjusted basis compared to the fiscal year ended March 31, 2022. This was primarily due to a decrease in income from the wealth management businesses reflecting lower investment appetite, which was partially offset by an increase in income from the payment businesses.
General and administrative expenses for the fiscal year ended March 31, 2023 was ¥933.3 billion and increased by ¥0.7 billion on an adjusted basis compared to the fiscal year ended March 31, 2022.
Others for the fiscal year ended March 31, 2023 was ¥4.7 billion.
As a result, consolidated net business profit for the fiscal year ended March 31, 2023 was ¥221.6 billion and decreased by ¥13.5 billion on an adjusted basis compared to the fiscal year ended March 31, 2022.
Global Business Unit
Consolidated gross profit for the fiscal year ended March 31, 2023 was ¥1,205.2 billion and increased by ¥144.4 billion on an adjusted basis compared to the fiscal year ended March 31, 2022. This was primarily due to an increase in income from the lending businesses of SMBC and its foreign subsidiaries.
General and administrative expenses for the fiscal year ended March 31, 2023 was ¥637.9 billion and increased by ¥71.0 billion on an adjusted basis compared to the fiscal year ended March 31, 2022. This was primarily due to increases in expenses related to overseas business development as well as enhancement of the governance system.
Others for the fiscal year ended March 31, 2023 was ¥44.9 billion and increased by ¥41.5 billion on an adjusted basis compared to the fiscal year ended March 31, 2022. This was primarily due to an increase in gains on change in equity of The Bank of East Asia, Limited.
As a result, consolidated net business profit for the fiscal year ended March 31, 2023 was ¥612.2 billion and increased by ¥114.9 billion on an adjusted basis compared to the fiscal year ended March 31, 2022.
Global Markets Business Unit
Consolidated gross profit for the fiscal year ended March 31, 2023 was ¥457.8 billion and increased by ¥49.2 billion on an adjusted basis compared to the fiscal year ended March 31, 2022. This was primarily due to nimble portfolio management in the volatile market environment.
General and administrative expenses for the fiscal year ended March 31, 2023 was ¥112.5 billion and increased by ¥7.0 billion on an adjusted basis compared to the fiscal year ended March 31, 2022.
Others for the fiscal year ended March 31, 2023 was ¥28.9 billion.
As a result, consolidated net business profit for the fiscal year ended March 31, 2023 was ¥374.2 billion and increased by ¥44.1 billion on an adjusted basis compared to the fiscal year ended March 31, 2022.

Financial Condition
Assets
Our total assets increased by ¥9,526,191 million from ¥248,160,847 million at March 31, 2022 to ¥257,687,038 million at March 31, 2023. The increase was primarily due to an increase in loans and advances.
Our assets at March 31, 2023 and 2022 were as follows.

	At March 31,
	2023	2022

	(In millions)
Cash and deposits with banks	¥76,465,511	¥75,697,521
Call loans and bills bought	5,684,812	1,965,135
Reverse repurchase agreements and cash collateral on securities borrowed	11,024,084	11,303,930
Trading assets	4,585,915	3,736,296
Derivative financial instruments	8,649,947	6,443,748
Financial assets at fair value through profit or loss	1,488,239	1,695,585
Investment securities	27,595,598	32,749,405
Loans and advances	111,891,134	104,635,815
Investments in associates and joint ventures	1,141,250	1,009,738
Property, plant and equipment	1,832,241	1,762,996
Intangible assets	905,028	992,849
Other assets	6,167,202	6,063,907
Current tax assets	190,267	44,941
Deferred tax assets	65,810	58,981

Total assets	¥257,687,038	¥248,160,847

Loans and Advances
Our main operating activity is the lending business. We make loans and extend other types of credit principally to corporate and individual customers in Japan and to corporate customers in foreign countries.
At March 31, 2023, our loans and advances were ¥111,891,134 million, or 43% of total assets, representing an increase of ¥7,255,319 million, or 7%, from ¥104,635,815 million at March 31, 2022. The increase in loans and advances was primarily due to our responses to the financing needs of domestic corporate customers arising from inflation including higher commodity prices and the recovery of their business activity following the
COVID-19
pandemic, and also due to an increase in demand for corporate loans, project financing and subscription financing from corporate customers in the United States and European countries, and the translation impact of the depreciation of the yen.

Domestic
Through SMBC and other banking and
non-bank
subsidiaries, we make loans to a broad range of industrial, commercial and individual customers in Japan. The following table shows our outstanding loans and advances to customers whose domiciles are in Japan, classified by industry, before deducting the allowance for loan losses, and adjusting unearned income, unamortized premiums-net
and deferred loan
fees-net
at the dates indicated.

	At March 31,
	2023	2022

	(In millions)
Manufacturing	¥10,654,680	¥10,105,370
Agriculture, forestry, fisheries and mining	379,701	378,366
Construction	949,426	847,805
Transportation, communications and public enterprises	6,464,350	6,210,330
Wholesale and retail	6,143,314	5,903,439
Finance and insurance	3,901,580	3,549,762
Real estate and goods rental and leasing	15,604,512	14,314,582
Services	4,896,764	4,860,235
Municipalities	687,606	600,759
Lease financing	12,712	18,476
Consumer (1)	15,886,487	15,506,486
Others (2)	2,109,447	1,893,474

Total domestic	¥67,690,579	¥64,189,084

(1)	The balance in Consumer mainly consists of housing loans. The housing loan balances amounted to ¥10,784,572 million and ¥10,676,967 million at March 31, 2023 and 2022, respectively.
(2)	The balance in Others includes loans and advances to the Government of Japan.
Foreign
The following table shows the outstanding loans and advances to our customers whose domiciles are not in Japan, classified by industry, before deducting the allowance for loan losses, and adjusting unearned income, unamortized premiums-net
and deferred loan
fees-net
at the dates indicated.

	At March 31,
	2023	2022

	(In millions)
Public sector	¥291,238	¥440,236
Financial institutions	9,283,249	8,311,518
Commerce and industry	30,369,262	28,838,245
Lease financing	295,199	290,097
Others	5,214,300	3,884,519

Total foreign	¥45,453,248	¥41,764,615

Allowance for Loan Losses
We calculate the allowance for loan losses using the latest assignment of obligor grades (our internal credit rating) and supplementary data such as the borrowers’ operating cash flows, realizable value of collateral and recent economic conditions.
For the fiscal year ended March 31, 2023, the allowance for loan losses decreased by ¥128,940 million, or 13%, from ¥993,054 million at the beginning of the period to ¥864,114 million at end of the period.
The balance of the allowance for loan losses increases when a provision for loan losses is recognized and decreases when charge-offs are recognized through the sales of loans and write-offs. As we recorded a provision for loan losses of ¥138,176 million and charge-offs of ¥310,284 million for the fiscal year ended March 31, 2023, charge-offs exceeded the provision for loan losses and the overall allowance for loan losses decreased.
The provision for loan losses decreased by ¥130,884 million to ¥138,176 million for the fiscal year ended March 31, 2023 as compared to ¥269,060 million for the fiscal year ended March 31, 2022. The decrease was primarily due to a decrease in the provision for the credit-impaired loans compared to the provision we recognized for certain large borrowers in the previous year, which was partially offset by additional adjustments to the ECL allowance for the portfolios affected by the rising interest rates in foreign countries due to the global monetary tightening, the subsequent effects of following the mitigation of the
COVID-19
pandemic and the situation in Russia and Ukraine.
For the fiscal year ended March 31, 2023, for the Russian exposure, we evaluated the forward-looking impact on credit risks and losses based on factors such as the possibility that payment of principal or interest would be delayed or the request for loan restructuring would be made due to the prolonged impact of sanctions targeting Russia imposed by the Japanese government and authorities in several other jurisdictions, Russia’s measures to defend its economy and mitigate the effect of sanctions, and a deterioration of the credit condition of Russia. In addition, we also considered the prolonged difficulty in collecting some of the repayment funds from Russian customers through remittances out of Russia due to the orders by the Russian authorities. For the rising interest rates in foreign countries from the global monetary tightening, we evaluated the forward-looking impact on credit risks and losses in light of the increased interest payment burden on companies. For subsequent effects following the mitigation of the
COVID-19
pandemic, additional ECL adjustments included the consideration of the termination of the government support measures and the establishment of new life-styles. We evaluated the forward-looking impact on credit risks and losses of certain industry-related portfolios selected based on changes in factors such as the market conditions and bankruptcy trends.
At March 31, 2023, our credit risk exposure to Russian borrowers was approximately ¥337 billion and the ECL for that exposure was ¥80,812 million. In addition, the additional adjustments to the ECL allowance for the portfolios affected by the rising interest rates in foreign countries due to the global monetary tightening was ¥27,120 million.
Charge-offs increased by ¥143,731 million from the previous fiscal year to ¥310,284 million for the fiscal year ended March 31, 2023. Charge-offs of domestic loans and advances increased by ¥129,981 million compared to the previous fiscal year to ¥259,474 million for the fiscal year ended March 31, 2023. Charge-offs of foreign loans and advances increased by ¥13,750 million compared to the previous fiscal year to ¥50,810 million for the fiscal year ended March 31, 2023.
The following tables show our allowance for loan losses for each of the periods indicated.

	At March 31, 2023
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit- impaired	Total

	(In millions)
Allowance for loan losses:
Balance at April 1, 2022	¥162,919	¥247,020	¥583,115	¥993,054
Net transfers between stages	(11,154)	(10,157)	21,311	—
Provision (credit) for loan losses	29,264	(5,591)	114,503	138,176
Charge-offs (1)	—	—	310,284	310,284
Recoveries	—	—	16,948	16,948

Net charge-offs	—	—	293,336	293,336
Others (2)	6,426	9,222	10,572	26,220

Balance at March 31, 2023	¥187,455	¥240,494	¥436,165	¥864,114

	At March 31, 2022
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit- impaired	Total

	(In millions)
Allowance for loan losses:
Balance at April 1, 2021	¥170,156	¥255,909	¥423,222	¥849,287
Net transfers between stages	(5,281)	(47,345)	52,626	—
Provision (credit) for loan losses	(8,715)	29,062	248,713	269,060
Charge-offs (1)	—	—	166,553	166,553
Recoveries	—	—	13,403	13,403

Net charge-offs	—	—	153,150	153,150
Others (2)	6,759	9,394	11,704	27,857

Balance at March 31, 2022	¥162,919	¥247,020	¥583,115	¥993,054

(1)	Charge-offs consist of the reduction of allowance through the sales of loans and write-offs.
(2)	Others mainly include foreign exchange translations for the fiscal years ended March 31, 2023 and 2022.
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
“Other impaired (loans and advances)” represent impaired loans and advances, which are not included in “potentially bankrupt, virtually bankrupt and bankrupt (loans and advances),” “past due three months or more (loans),” or “restructured (loans),” but are classified by management as impaired loans and advances due to certain information about credit problems.

The following table shows the distribution of impaired loans and advances by “potentially bankrupt, virtually bankrupt and bankrupt (loans and advances),” “past due three months or more (loans),” “restructured (loans)” and “other impaired (loans and advances)” at March 31, 2023 and 2022 by domicile and type of industry of the borrowers. At March 31, 2023, gross impaired loans and advances were ¥1,170,662 million, a decrease of ¥235,432 million from ¥1,406,094 million at March 31, 2022. The ratio of gross impaired loans and advances to the outstanding loans and advances before deducting the allowance for loan losses, and adjusting unearned income, unamortized premiums-net
and deferred loan
fees-net
was 1.0% at March 31, 2023, a decrease of 0.3 percentage points from 1.3% at March 31, 2022.

	At March 31,
	2023	2022

	(In millions)
Potentially bankrupt, virtually bankrupt and bankrupt (loans and advances):
Domestic:
Manufacturing	¥47,760	¥223,198
Agriculture, forestry, fisheries and mining	2,415	2,503
Construction	7,085	7,366
Transportation, communications and public enterprises	47,951	48,614
Wholesale and retail	55,636	72,999
Finance and insurance	1,412	2,784
Real estate and goods rental and leasing	30,191	36,628
Services	78,124	83,384
Consumer	128,853	131,220
Others	6,539	8,172

Total domestic	405,966	616,868

Foreign:
Financial institutions	18,048	10,647
Commerce and industry	281,326	239,659
Others	31,609	26,547

Total foreign	330,983	276,853

Total	736,949	893,721

Past due three months or more (loans):
Domestic	29,589	36,593
Foreign	3,962	—

Total	33,551	36,593

Restructured (loans):
Domestic	199,370	238,824
Foreign	94,443	113,166

Total	293,813	351,990

Other impaired (loans and advances):
Domestic	103,206	32,534
Foreign	3,143	91,256

Total	106,349	123,790

Gross impaired loans and advances	1,170,662	1,406,094

Less: Allowance for loan losses for impaired loans and advances	(436,165)	(583,115)

Net impaired loans and advances	¥734,497	¥822,979

In addition to the discussion in this section, see Note 46 “Financial Risk Management—Credit Risk” to our consolidated financial statements included elsewhere in this annual report.

Investment Securities
Our investment securities, including debt instruments at amortized cost, debt instruments at fair value through other comprehensive income and equity instruments at fair value through other comprehensive income, totaled ¥27,595,598 million at March 31, 2023, a decrease of ¥5,153,807 million, or 16%, from ¥32,749,405 million at March 31, 2022. The decrease in our investment securities was primarily due to a decrease in our holdings of Japanese government bonds, which was partially offset by an increase in our holdings of mortgage-backed securities.
Our bond portfolio is principally held for asset and liability management purposes. It mostly consisted of Japanese government bonds, U.S. Treasury securities and bonds issued or guaranteed by foreign governments, government agencies or official institutions.
Our debt instruments at amortized cost amounted to ¥235,567 million at March 31, 2023, an increase of ¥151,613 million, or 181%, from ¥83,954 million at March 31, 2022, primarily due to increases in our holdings of Japanese government bonds and Japanese municipal bonds.
Domestic debt instruments at fair value through other comprehensive income amounted to ¥11,610,961 million at March 31, 2023, a decrease of ¥6,258,035 million, or 35%, from ¥17,868,996 million at March 31, 2022. The decrease was primarily due to a decrease in our holdings of Japanese government bonds. As for our foreign debt instruments at fair value through other comprehensive income, we had ¥11,200,462 million at March 31, 2023, which was an increase of ¥1,002,492 million, or 10%, from ¥10,197,970 million at March 31, 2022. Most of our foreign debt instruments, including mortgage-backed securities, are issued or guaranteed by foreign governments, government agencies or official institutions. The increase was primarily due to an increase in our holdings of mortgage-backed securities. Net unrealized losses on our foreign debt instruments amounted to ¥700,206 million at March 31, 2023, as compared to net unrealized losses of ¥458,738 million at March 31, 2022. This was primarily due to a decline in the fair value of the foreign debt instruments held, reflecting a rise in U.S. interest rates.
We had ¥3,587,964 million of domestic equity instruments and ¥960,644 million of foreign equity instruments at March 31, 2023, for which we made an irrevocable election at initial recognition to present subsequent changes in fair value in other comprehensive income under IFRS 9 “Financial Instruments.” Our domestic equity instruments, which consisted principally of publicly traded Japanese stocks and included common and preferred stocks issued by our customers, decreased by ¥70,627 million, or 2%, from ¥3,658,591 million at March 31, 2022. Net unrealized gains on our domestic equity instruments decreased by ¥90,298 million, or 4%, from ¥2,341,267 million at March 31, 2022 to ¥2,250,969 million at March 31, 2023. The decrease was primarily due to the disposal during the period of domestic equities with unrealized gains at March 31, 2022. Net unrealized gains on our foreign equity instruments increased by ¥21,642 million, or 3%, from ¥675,390 million at March 31, 2022 to ¥697,032 million at March 31, 2023, mainly reflecting favorable conditions in overseas stock markets.
We have no transactions pursuant to repurchase agreements, securities lending transactions or other transactions involving the transfer of financial assets with an obligation to repurchase such transferred assets that are treated as sales for accounting purposes.

The following tables show the amortized cost, gross unrealized gains and losses, and fair value of our investment securities, which are classified as debt instruments at amortized cost, debt instruments at fair value through other comprehensive income and equity instruments at fair value through other comprehensive income at March 31, 2023 and 2022.

	At March 31, 2023
	Amortized cost (1)	Gross unrealized gains	Gross unrealized losses	Fair value

	(In millions)
Debt instruments at amortized cost:
Domestic:
Japanese government bonds	¥72,549	¥2	¥32	¥72,519
Japanese municipal bonds	93,044	113	468	92,689

Total domestic	165,593	115	500	165,208

Foreign:
Bonds issued by other governments and official institutions (2)	68,121	375	50	68,446
Other debt instruments	1,853	34	—	1,887

Total foreign	69,974	409	50	70,333

Total	¥235,567	¥524	¥550	¥235,541

Debt instruments at fair value through other comprehensive income:
Domestic:
Japanese government bonds	¥9,612,190	¥2,449	¥38,341	¥9,576,298
Japanese municipal bonds	1,106,862	10	19,247	1,087,625
Japanese corporate bonds	963,913	187	17,374	946,726
Other debt instruments	312	—	—	312

Total domestic	11,683,277	2,646	74,962	11,610,961

Foreign:
U.S. Treasury and other U.S. government agency bonds	5,690,346	3,377	461,267	5,232,456
Bonds issued by other governments and official institutions (2)	3,101,964	767	111,459	2,991,272
Mortgage-backed securities	2,507,683	11,259	139,692	2,379,250
Other debt instruments	600,675	547	3,738	597,484

Total foreign	11,900,668	15,950	716,156	11,200,462

Total	¥23,583,945	¥18,596	¥791,118	¥22,811,423

Equity instruments at fair value through other comprehensive income:
Domestic	¥1,336,995	¥2,310,239	¥59,270	¥3,587,964
Foreign	263,612	730,789	33,757	960,644

Total	¥1,600,607	¥3,041,028	¥93,027	¥4,548,608

	At March 31, 2022
	Amortized cost (1)	Gross unrealized gains	Gross unrealized losses	Fair value

	(In millions)
Debt instruments at amortized cost:
Domestic:
Japanese municipal bonds	¥25,741	¥—	¥219	¥25,522

Total domestic	25,741	—	219	25,522

Foreign:
Bonds issued by other governments and official institutions (2)	56,400	221	26	56,595
Other debt instruments	1,813	35	—	1,848

Total foreign	58,213	256	26	58,443

Total	¥83,954	¥256	¥245	¥83,965

Debt instruments at fair value through other comprehensive income:
Domestic:
Japanese government bonds	¥15,819,486	¥271	¥45,560	¥15,774,197
Japanese municipal bonds	1,154,542	71	9,117	1,145,496
Japanese corporate bonds	956,320	498	7,826	948,992
Other debt instruments	311	—	—	311

Total domestic	17,930,659	840	62,503	17,868,996

Foreign:
U.S. Treasury and other U.S. government agency bonds	6,027,640	4,719	350,570	5,681,789
Bonds issued by other governments and official institutions (2)	3,056,974	2,363	61,749	2,997,588
Mortgage-backed securities	1,058,908	893	53,750	1,006,051
Other debt instruments	513,186	808	1,452	512,542

Total foreign	10,656,708	8,783	467,521	10,197,970

Total	¥28,587,367	¥9,623	¥530,024	¥28,066,966

Equity instruments at fair value through other comprehensive income:
Domestic	¥1,317,324	¥2,401,838	¥60,571	¥3,658,591
Foreign	264,504	683,463	8,073	939,894

Total	¥1,581,828	¥3,085,301	¥68,644	¥4,598,485

(1)	“Amortized cost” for equity instruments at fair value through other comprehensive income represents the difference between the fair value and gross unrealized gains or losses.
(2)	Bonds issued by governments and official institutions excluding U.S. Treasury and other U.S. government agencies.

The following tables show the fair value and gross unrealized losses of our investment securities, aggregated by the length of time that the individual securities have been in a continuous unrealized loss position at March 31, 2023 and 2022.

	At March 31, 2023
	Less than twelve months		Twelve months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses

	(In millions)
Debt instruments at amortized cost:
Domestic:
Japanese government bonds	¥67,522	¥32	¥—	¥—	¥67,522	¥32
Japanese municipal bonds	37,976	81	25,355	387	63,331	468

Total domestic	105,498	113	25,355	387	130,853	500

Foreign:
Bonds issued by other governments and official institutions (1)	6,290	50	—	—	6,290	50
Other debt instruments	—	—	—	—	—	—

Total foreign	6,290	50	—	—	6,290	50

Total	¥111,788	¥163	¥25,355	¥387	¥137,143	¥550

Debt instruments at fair value through other comprehensive income:
Domestic:
Japanese government bonds	¥1,862,342	¥240	¥2,371,765	¥38,101	¥4,234,107	¥38,341
Japanese municipal bonds	26,288	386	1,031,020	18,861	1,057,308	19,247
Japanese corporate bonds	51,747	884	728,026	16,490	779,773	17,374
Other debt instruments	—	—	—	—	—	—

Total domestic	1,940,377	1,510	4,130,811	73,452	6,071,188	74,962

Foreign:
U.S. Treasury and other U.S. government agency bonds	2,228,676	82,189	2,694,198	379,078	4,922,874	461,267
Bonds issued by other governments and official institutions (1)	1,954,081	4,666	497,300	106,793	2,451,381	111,459
Mortgage-backed securities	277,156	5,008	772,299	134,684	1,049,455	139,692
Other debt instruments	239,798	1,362	132,854	2,376	372,652	3,738

Total foreign	4,699,711	93,225	4,096,651	622,931	8,796,362	716,156

Total	¥6,640,088	¥94,735	¥8,227,462	¥696,383	¥14,867,550	¥791,118

Equity instruments at fair value through other comprehensive income:
Domestic	¥148,021	¥15,374	¥112,651	¥43,896	¥260,672	¥59,270
Foreign	55,586	28,578	7,413	5,179	62,999	33,757

Total	¥203,607	¥43,952	¥120,064	¥49,075	¥323,671	¥93,027

	At March 31, 2022
	Less than twelve months		Twelve months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses

	(In millions)
Debt instruments at amortized cost:
Domestic:
Japanese municipal bonds	¥9,987	¥55	¥15,535	¥164	¥25,522	¥219

Total domestic	9,987	55	15,535	164	25,522	219

Foreign:
Bonds issued by other governments and official institutions (1)	4,437	26	—	—	4,437	26
Other debt instruments	—	—	—	—	—	—

Total foreign	4,437	26	—	—	4,437	26

Total	¥14,424	¥81	¥15,535	¥164	¥29,959	¥245

Debt instruments at fair value through other comprehensive income:
Domestic:
Japanese government bonds	¥8,580,932	¥26,384	¥4,867,170	¥19,176	¥13,448,102	¥45,560
Japanese municipal bonds	832,211	7,429	267,449	1,688	1,099,660	9,117
Japanese corporate bonds	497,623	3,965	269,460	3,861	767,083	7,826
Other debt instruments	—	—	—	—	—	—

Total domestic	9,910,766	37,778	5,404,079	24,725	15,314,845	62,503

Foreign:
U.S. Treasury and other U.S. government agency bonds	3,372,465	197,844	1,468,597	152,726	4,841,062	350,570
Bonds issued by other governments and official institutions (1)	1,783,823	5,865	587,846	55,884	2,371,669	61,749
Mortgage-backed securities	631,780	27,826	293,412	25,924	925,192	53,750
Other debt instruments	223,464	1,450	1,071	2	224,535	1,452

Total foreign	6,011,532	232,985	2,350,926	234,536	8,362,458	467,521

Total	¥15,922,298	¥270,763	¥7,755,005	¥259,261	¥23,677,303	¥530,024

Equity instruments at fair value through other comprehensive income:
Domestic	¥82,040	¥8,396	¥128,728	¥52,175	¥210,768	¥60,571
Foreign	42,261	4,519	10,268	3,554	52,529	8,073

Total	¥124,301	¥12,915	¥138,996	¥55,729	¥263,297	¥68,644

(1)	Bonds issued by governments and official institutions excluding U.S. Treasury and other U.S. government agencies.

Trading Assets
The following table shows our trading assets at March 31, 2023 and 2022. Our trading assets were ¥4,585,915 million at March 31, 2023, an increase of ¥849,619 million from ¥3,736,296 million at March 31, 2022. The increase was primarily due to an increase in our holdings of Japanese government bonds.

	At March 31,
	2023	2022

	(In millions)
Debt instruments	¥4,229,845	¥3,489,258
Equity instruments	356,070	247,038

Total trading assets	¥4,585,915	¥3,736,296

Financial Assets at Fair Value Through Profit or Loss
The following table shows the fair value of our financial assets at fair value through profit or loss at March 31, 2023 and 2022. The fair value was ¥1,488,239 million at March 31, 2023, a decrease of ¥207,346 million from ¥1,695,585 million at March 31, 2022. The decrease was primarily due to a decrease in our holdings of investment funds, which was partially offset by an increase in our holdings of subordinated loans classified as equity instruments.

	At March 31,
	2023	2022

	(In millions)
Debt instruments	¥1,392,889	¥1,657,206
Equity instruments	95,350	38,379

Total financial assets at fair value through profit or loss	¥1,488,239	¥1,695,585

Liabilities
Our total liabilities increased by ¥8,770,918 million from ¥235,379,155 million at March 31, 2022 to ¥244,150,073 million at March 31, 2023, primarily due to an increase in deposits.
The following table shows our liabilities at March 31, 2023 and 2022.

	At March 31,
	2023	2022

	(In millions)
Deposits	¥172,927,810	¥162,593,492
Call money and bills sold	2,569,056	1,130,000
Repurchase agreements and cash collateral on securities lent	17,786,026	20,113,162
Trading liabilities	3,291,089	3,181,992
Derivative financial instruments	10,496,855	6,966,336
Financial liabilities designated at fair value through profit or loss	414,106	455,734
Borrowings	15,371,801	20,584,651
Debt securities in issue	11,984,994	11,428,437
Provisions	247,344	227,784
Other liabilities	8,703,413	8,386,774
Current tax liabilities	41,649	51,513
Deferred tax liabilities	315,930	259,280

Total liabilities	¥244,150,073	¥235,379,155

Deposits
We offer a wide range of standard banking accounts through the offices of our banking subsidiaries in Japan, including non-interest-bearing
demand deposits, interest-bearing demand deposits, deposits at notice, time deposits and negotiable certificates of deposit. Domestic deposits, approximately 77% of total deposits, are our principal source of funds for our domestic operations. The deposits in the domestic offices of our banking subsidiaries are principally from individuals and private corporations, governmental bodies (including municipal authorities), and financial institutions.
SMBC’s foreign offices accept deposits mainly in U.S. dollars, but also in yen and other currencies, and are active participants in the Euro-currency market as well as the United States domestic money market. Foreign deposits mainly consist of stable types of deposits, such as deposits at notice, time deposits, and negotiable certificates of deposit.
Our deposit balances at March 31, 2023 were ¥172,927,810 million, an increase of ¥10,334,318 million, or 6%, from ¥162,593,492 million at March 31, 2022, due to an increase in deposits at foreign offices as well as domestic offices. The increase in deposits at foreign offices was primarily due to our efforts to expand foreign currency deposits from corporate customers and the translation impact of the depreciation of the yen. The increase in deposits at domestic offices was primarily due to increases in non-interest-bearing
demand deposits and interest-bearing demand deposits, reflecting an increase in deposits from corporate and individual customers.
The following table shows a breakdown of our domestic and foreign offices’ deposits at the dates indicated.

	At March 31,
	2023	2022

	(In millions)
Domestic offices:
Non-interest-bearing demand deposits	¥30,778,301	¥28,633,073
Interest-bearing demand deposits	70,401,409	67,287,154
Deposits at notice	828,110	691,249
Time deposits	17,245,011	17,624,597
Negotiable certificates of deposit	4,470,206	5,059,074
Others	9,058,983	9,625,768

Total domestic offices	132,782,020	128,920,915

Foreign offices:
Non-interest-bearing demand deposits	2,771,762	2,334,805
Interest-bearing demand deposits	4,783,003	4,221,047
Deposits at notice	13,618,520	11,345,294
Time deposits	10,278,686	7,513,141
Negotiable certificates of deposit	8,555,350	8,010,723
Others	138,469	247,567

Total foreign offices	40,145,790	33,672,577

Total deposits	¥172,927,810	¥162,593,492

Borrowings
Borrowings include unsubordinated borrowings, subordinated borrowings, liabilities associated with securitization transactions of our own assets, and lease liabilities. At March 31, 2023, our borrowings were ¥15,371,801 million, a decrease of ¥5,212,850 million, or 25%, from ¥20,584,651 million at March 31, 2022. The decrease was primarily due to a decrease in unsubordinated borrowings.

The following table shows the balances with respect to our borrowings at March 31, 2023 and 2022.

	At March 31,
	2023	2022

	(In millions)
Unsubordinated borrowings	¥13,532,217	¥18,766,117
Subordinated borrowings	186,218	234,680
Liabilities associated with securitization transactions	1,236,369	1,200,147
Lease liabilities	416,997	383,707

Total borrowings	¥15,371,801	¥20,584,651

Debt Securities in Issue
Debt securities in issue at March 31, 2023 were ¥11,984,994 million, an increase of ¥556,557 million, or 5%, from ¥11,428,437 million at March 31, 2022, primarily due to an increase in unsubordinated bonds.

	At March 31,
	2023	2022

	(In millions)
Commercial paper	¥2,585,889	¥2,424,579
Unsubordinated bonds	8,285,355	8,000,837
Subordinated bonds	1,113,750	1,003,021

Total debt securities in issue	¥11,984,994	¥11,428,437

For additional information, see Note 20 “Debt Securities in Issue” to our consolidated financial statements included elsewhere in this annual report, which sets forth summaries of debt securities in issue with their contractual interest rates and currencies.
In the normal course of business, we enter into contractual obligations that require future cash payments. “Item 5.B. Liquidity and Capital Resources — Contractual Obligations” sets forth a summary of our contractual cash obligations at March 31, 2023.
Total Equity
Our total equity increased by ¥755,273 million from ¥12,781,692 million at March 31, 2022 to ¥13,536,965 million at March 31, 2023, primarily due to an increase in retained earnings. The increase in retained earnings mainly reflected our net profit.
For more information, see Note 25 “Shareholders’ Equity” and Note 26 “Equity Attributable to Other Equity Instruments Holders” to our consolidated financial statements included elsewhere in this annual report.

	At March 31,
	2023	2022

	(In millions)
Capital stock	¥2,342,537	¥2,341,878
Capital surplus	645,774	645,382
Retained earnings	7,199,479	6,434,605
Treasury stock	(151,799)	(13,403)

Equity excluding other reserves	10,035,991	9,408,462
Other reserves	2,629,000	2,546,294

Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.	12,664,991	11,954,756
Non-controlling interests	106,172	93,325
Equity attributable to other equity instruments holders	765,802	733,611

Total equity	¥13,536,965	¥12,781,692

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

	At and for the fiscal year ended March 31, 2023
	Total equity	Net profit

	(In millions)
IFRS	¥13,536,965	¥935,849
Differences arising from different accounting for:
1. Scope of consolidation	96,728	(4,925)
2. Derivative financial instruments	(504,333)	(374,022)
3. Investment securities	(428,345)	146,958
4. Loans and advances	407,698	(13,572)
5. Investments in associates and joint ventures	221,126	10,619
6. Property, plant and equipment	16,748	(1,582)
7. Lease accounting	2,648	486
8. Defined benefit plans	140,499	60,661
9. Deferred tax assets	(61,374)	(25,342)
10. Foreign currency translation	—	(6,581)
11. Classification of equity and liability	(770,446)	(11,299)
Others	40,921	29,851
Tax effect of the above	92,271	69,223

Japanese GAAP	¥12,791,106	¥816,324

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
As shown in the following table, total deposits increased by ¥10,334,318 million, or 6%, from ¥162,593,492 million at March 31, 2022 to ¥172,927,810 million at March 31, 2023. The balance of deposits at March 31, 2023 exceeded the balance of loans and advances by ¥61,036,676 million, primarily due to the stable deposit base in Japan. Our loan-to-deposit
ratio (total loans and advances divided by total deposits) in the same period was 65%, which contributed greatly to the reduction of our liquidity risk. Our balances of large-denomination domestic yen time deposits are stable due to the historically high rollover rate of our corporate customers and individual depositors.

	At March 31,
	2023	2022

	(In millions)
Loans and advances	¥111,891,134	¥104,635,815
Deposits	172,927,810	162,593,492
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
We believe we are able to access such sources of liquidity on a stable and flexible basis by keeping credit ratings at a high level. The following table shows credit ratings assigned to the Company by Moody’s Japan K.K. (“Moody’s”), S&P Global Ratings Japan Inc. (“S&P”) and Fitch Ratings Japan Limited (“Fitch”) at May 31, 2023:

At May 31, 2023
Moody’s			S&P			Fitch
Long-term	Outlook	Short-term	Long-term	Outlook	Short-term	Long-term	Outlook	Short-term
A1	S	P-1	A-	S	—	A-	S	F1
The following table shows credit ratings assigned to SMBC by Moody’s, S&P and Fitch at May 31, 2023:

At May 31, 2023
Moody’s			S&P			Fitch
Long-term	Outlook	Short-term	Long-term	Outlook	Short-term	Long-term	Outlook	Short-term
A1	S	P-1	A	S	A-1	A-	S	F1
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
The guidelines published by the Financial Services Agency of Japan (“FSA”) for liquidity coverage ratio (“LCR”) and net stable funding ratio (“NSFR”) applicable to banks and bank holding companies with international operations are based on the full text of the LCR and NSFR standard issued by the Basel Committee on Banking Supervision (“BCBS”) in January 2013 and October 2014, respectively. Under these guidelines, banks and bank holding companies with international operations must maintain LCRs and NSFRs of at least 100% on both a consolidated basis and a nonconsolidated basis. The following tables show the Company and

SMBC’s LCRs for the three months ended March 31, 2023 and NSFRs at March 31, 2023. Each figure is calculated based on our financial statements prepared in accordance with Japanese GAAP, as required by the FSA’s LCR and NSFR guidelines.
Liquidity coverage ratio:

For the three months ended March 31, 2023 (1)
SMFG (consolidated)	130.5%
SMBC (consolidated)	135.4%
SMBC (nonconsolidated)	135.8%

(1)
Under the FSA’s LCR guidelines, the LCR for the three months ended March 31, 2023 is set as the three-month average of daily LCRs for the same three months, which is calculated by dividing the balance of high-quality liquid assets by the total net cash outflows on a daily basis for the same three months.

Net stable funding ratio:

At March 31, 2023 (1)
SMFG (consolidated)	124.1%
SMBC (consolidated)	134.8%
SMBC (nonconsolidated)	132.9%

(1)	Under the FSA’s NSFR guidelines, the NSFR is calculated by dividing the available amount of stable funding by the required amount of stable funding.
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
In December 2017, the definition and requirements of the leverage ratio were revised as part of the finalized Basel III reforms, under which the leverage ratio is based on a Tier 1 definition of capital and with the minimum leverage ratio of 3%. Under the finalized Basel III reforms,
G-SIBs
are required to meet a leverage ratio buffer, which will take the form of a Tier 1 capital buffer set at 50% of the applicable
G-SIB
capital surcharge. Various refinements were also made to the definition of the leverage ratio exposure measure. The leverage ratio requirements under the definition based on the framework issued by the BCBS in January 2014 were implemented as a Pillar 1 measurement from January 2018, and those under the revised definition and the leverage ratio buffer requirement for
G-SIBs
were implemented as a Pillar 1 measurement from January 1, 2023.
In March 2019, the FSA published its guidelines for the leverage ratio applicable to banks and bank holding companies with international operations, which have been applied from March 2019. Under the FSA’s guidelines for the leverage ratio, banks and bank holding companies with international operations must maintain a leverage ratio of at least 3% on both a consolidated basis and a nonconsolidated basis.
In June 2020, in light of the increasing impact of the
COVID-19
pandemic, the FSA published amendments to its guidelines for the leverage ratio, which mainly exclude deposits with the BOJ from the denominator for the calculation of the leverage ratio in order to maintain harmonization with the monetary policy implemented by the BOJ and the prudential regulations for banks and other financial institutions. These amendments came into effect in June 2020 and were scheduled to expire in March 2021, but the expiry date of these amendments was extended to March 2022, and extended again until March 31, 2024. On July 15, 2022, the FSA published amendments to its guidelines for the leverage ratio. Under the amended guidlines, the leverage ratio buffer requirement for
G-SIBs
in Japan took effect from March 31, 2023, while the finalized definition of the leverage ratio exposure measure will take effect from March 31, 2024, except for banks that have notified the FSA that they wish to apply amended requirements earlier. Furthermore, on November 11, 2022, the FSA published amendments to its guidelines for the leverage ratio, which provide that from April 1, 2024 onward the minimum leverage ratio will be increased from 3% to 3.15%, the minimum leverage-based Total Loss-Absorbing Capacity ratio will be increased from 6.75% to 7.10% and the leverage buffer applicable to
G-SIBs
will be increased by 0.05%, while excluding amounts of deposits to the BOJ from the total exposure, taking into account exceptional macroeconomic conditions and other circumstances.
The table below presents our risk-weighted capital ratios, total capital, risk-weighted assets and leverage ratio under Japanese GAAP at March 31, 2023, based on the Basel III rules.

At March 31, 2023
(In billions, except percentages)
SMFG Consolidated:
Total risk-weighted capital ratio	15.98%
Tier 1 risk-weighted capital ratio	14.94%
Common Equity Tier 1 risk-weighted capital ratio	14.02%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥12,350.8
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	11,548.9
Common Equity Tier 1 capital	10,839.0
Risk-weighted assets	77,285.0
The amount of minimum total capital requirements (1)	6,182.8

Leverage ratio	5.03%

(1)	The amount of minimum total capital requirements is calculated by multiplying risk-weighted assets by 8%.
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
Set forth below is a table of risk-weighted capital ratios, total capital, risk-weighted assets and leverage ratio of SMBC at March 31, 2023 on a consolidated and nonconsolidated basis.

At March 31, 2023
(In billions, except percentages)
SMBC Consolidated:
Total risk-weighted capital ratio	15.34%
Tier 1 risk-weighted capital ratio	14.15%
Common Equity Tier 1 risk-weighted capital ratio	12.43%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥10,802.3
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	9,963.2
Common Equity Tier 1 capital	8,755.6
Risk-weighted assets	70,402.0
The amount of minimum total capital requirements (1)	5,632.2

Leverage ratio	4.69%

SMBC Nonconsolidated:
Total risk-weighted capital ratio	13.97%
Tier 1 risk-weighted capital ratio	12.63%
Common Equity Tier 1 risk-weighted capital ratio	10.81%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥9,098.4
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	8,223.6
Common Equity Tier 1 capital	7,039.6
Risk-weighted assets	65,103.0
The amount of minimum total capital requirements (1)	5,208.2

(1)	The amount of minimum total capital requirements is calculated by multiplying risk-weighted assets by 8%.
Our securities subsidiary in Japan, SMBC Nikko Securities is also subject to capital adequacy requirements under the FIEA described in “Item 4.B. Business Overview—Regulations in Japan—Regulations Regarding Capital Adequacy and Liquidity.” At March 31, 2023, the capital adequacy ratio was 295.5% for SMBC Nikko Securities, and sufficiently above 140%, below which level it would be required to file daily reports with the Commissioner of the FSA.
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
The table below shows the nominal amounts of undrawn loan commitments, and financial guarantees and other credit-related contingent liabilities at March 31, 2023 and 2022.

	At March 31,
	2023	2022

	(In millions)
Loan commitments	¥79,068,816	¥73,246,384
Financial guarantees and other credit-related contingent liabilities	13,693,772	11,722,240

Total	¥92,762,588	¥84,968,624

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
In addition to the above-mentioned
off-balance
sheet arrangements, some of the SMBC Group’s
off-balance
sheet arrangements are related to activities of structured entities. For further information, see Note 50 “Structured Entities” to our consolidated financial statements included elsewhere in this annual report.
Contractual Obligations
In the normal course of business, we enter into contractual obligations that require future cash payments. The following table sets forth a summary of our contractual cash obligations at March 31, 2023.

	At March 31, 2023
	Due in one year or less	Due from one year to three years	Due from three years to five years	Due after five years	Total (1)
			(In millions)
Time deposits	¥23,653,596	¥2,355,027	¥653,540	¥874,174	¥27,536,337
Negotiable certificate of deposits	12,810,280	213,575	1,701	—	13,025,556
Financial liabilities designated at fair value through profit or loss	80,430	73,688	83,030	228,642	465,790
Borrowings	2,966,179	7,606,743	2,535,474	1,862,586	14,970,982
Debt securities in issue	3,660,502	2,992,801	2,659,646	3,252,632	12,565,581
Lease liabilities	76,929	107,121	76,395	183,993	444,438
Purchase obligation (2)	45,996	21,691	4,693	451	72,831

Total	¥43,293,912	¥13,370,646	¥6,014,479	¥6,402,478	¥69,081,515

(1)	The amount of interest on debt instruments is not included in the maturity table above due to its insignificance.
(2)
Purchase obligation in the above table includes the contractual commitments to purchase goods or services of construction and information technology that are binding on us for the payment of more than ¥100 million.

5.C.    RESEARCH, DEVELOPMENT, PATENTS AND LICENSES
We did not conduct any significant research and development activities for the fiscal year ended March 31, 2023. However, there are certain research and development activities for our information system infrastructure.
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
For more information, see “Item 6.C. Board Practices.”

Directors
At June 29, 2023, the following directors held the indicated positions with us:

Name (Date of birth)	Current positions and principal outside positions	Business experience
Takeshi Kunibe (March 8, 1954)	Chairman of the Board of the Company	April 1976	Joined Sumitomo Bank
		June 2003	Executive Officer of SMBC
		October 2006	Managing Executive Officer of SMBC
		April 2007	Managing Executive Officer of the Company
		June 2007	Director of the Company
		April 2009	Director and Senior Managing Executive Officer of SMBC
		April 2011	President and Chief Executive Officer of SMBC
		April 2017	President of the Company
Resigned as Director of SMBC
		June 2017	Director President of the Company
		April 2019	Chairman of the Board of the Company (to present)
		October 2021	Chairman of the Board of SMBC
		April 2023	Resigned as Director of SMBC
Jun Ohta (February 12, 1958)	Director President of the Company (Representative Corporate Executive Officer) Group Chief Executive Officer, or CEO	April 1982	Joined Sumitomo Bank
		April 2009	Executive Officer of SMBC
		April 2012	Managing Executive Officer of SMBC
		April 2013	Managing Executive Officer of the Company
		April 2014	Senior Managing Executive Officer of the Company
Senior Managing Executive Officer of SMBC
		June 2014	Director of the Company
		April 2015	Director and Senior Managing Executive Officer of SMBC
		April 2017	Director and Deputy President of the Company
Resigned as Director of SMBC
		June 2017	Director Deputy President and Corporate Executive Officer of the Company
		March 2018	Director and Deputy President of SMBC
		April 2019	Director President of the Company (to present)
Resigned as Director of SMBC

Name (Date of birth)	Current positions and principal outside positions	Business experience
Akihiro Fukutome (January 1, 1963)	Director of the Company	April 1985	Joined Mitsui Bank
	President of SMBC	April 2014	Executive Officer of SMBC
		April 2015	Managing Executive Officer of SMBC
		December 2017	Resigned as Managing Executive Officer of SMBC
		January 2018	Chief Officer of Sales Financial Business Group of TOYOTA MOTOR CORPORATION President of TOYOTA FINANCIAL SERVICES Co., Ltd.
		March 2021	Retired from TOYOTA MOTOR CORPORATION Resigned as Director of TOYOTA FINANCIAL SERVICES Co., Ltd.

		April 2021	Senior Managing Corporate Executive Officer of the Company Senior Managing Executive Officer of SMBC

		December 2022	Director and Senior Managing Executive Officer of SMBC
		April 2023	Resigned as Corporate Executive Officer of the Company President of SMBC (to present)

		June 2023	Director of the Company (to present)
Teiko Kudo (May 22, 1964)
Director Senior Managing Corporate Executive Officer of the Company

Group Chief Risk Officer, or CRO

Officer in charge of Corporate Risk Management Department, Risk Management Information Department, Risk Management Department, Americas Division and Credit & Investment Planning Department

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

Fumihiko Ito (April 13, 1967)
Director Senior Managing Corporate Executive Officer of the Company

Group Chief Financial Officer, or CFO, and Group Chief Strategy Officer, or CSO

Officer in charge of Public Relations Department, Corporate Planning Department, Business Development Department, Corporate Sustainability Department, Financial Accounting Department and Accounting Service & Planning Department

Senior Managing Executive Officer of SMBC
		April 1990	Joined Sumitomo Bank
		April 2018	Executive Officer of SMBC
		Octorber 2018	Executive Officer of the Company
		April 2020	Managing Executive Officer of the Company
Managing Executive Officer of SMBC
		April 2023	Senior Managing Corporate Executive Officer of the Company
Senior Managing Executive Officer of SMBC (to present)
		June 2023	Director Senior Managing Corporate Executive Officer of the Company (to present)

Name (Date of birth)	Current positions and principal outside positions	Business experience
Toshihiro Isshiki (September 15, 1962)	Director of the Company	April 1985	Joined Sumitomo Bank
	Director of SMBC	April 2013	Executive Officer of SMBC
		April 2015	Managing Executive Officer of SMBC
		April 2017	Managing Executive Officer of the Company
		April 2019	Senior Managing Executive Officer of the Company
Senior Managing Executive Officer of SMBC
		April 2021	Retired as Senior Managing Executive Officer of SMBC
		June 2021	Director of the Company (to present)
		June 2023	Director of SMBC (to present)
Yoshiyuki Gono (April 22, 1965)	Director of the Company	April 1988	Joined Sumitomo Bank
		April 2018	Executive Officer of the Company Executive Officer of SMBC
		October 2021	Managing Executive Officer of the Company
Managing Executive Officer of SMBC
		April 2023	Resigned as Managing Executive Officer of SMBC
		June 2023	Director of the Company (to present)
Yasuyuki Kawasaki (April 30, 1959)	Director of the Company Representative Director, Chairman of the Board of SMBC Nikko Securities Inc. (“SMBC Nikko Securities”)	April 1982	Joined Sumitomo Bank
		April 2009	Executive Officer of SMBC
		April 2012	Managing Executive Officer of SMBC
		April 2013	Managing Executive Officer of the Company
		April 2014	Senior Managing Executive Officer of the Company
Senior Managing Executive Officer of SMBC
		April 2015	Director and Senior Managing Executive Officer of SMBC
		April 2017	Deputy President and Executive Officer of the Company
Director and Deputy President of SMBC
		June 2017	Deputy President and Corporate Executive Officer of the Company
		April 2018	Deputy Chairman of the Company
Deputy Chairman of SMBC
		April 2020	Retired as Deputy Chairman of the Company
Retired as Deputy Chairman of SMBC
		May 2020	Representative Director and Deputy President Executive Officer of SMBC Nikko Securities
		April 2021	Representative Director, Chairman of the Board of SMBC Nikko Securities (to present)
		June 2021	Director of the Company (to present)

Name (Date of birth)	Current positions and principal outside positions	Business experience
Masayuki Matsumoto (1) (April 14, 1944)	Director of the Company Special Advisor of Central Japan Railway Company	April 1967	Joined the Japanese National Railways
		April 1987	Joined Central Japan Railway Company
		June 2004	President and Representative Director of Central Japan Railway Company
		April 2010	Vice Chairman and Representative Director of Central Japan Railway Company
		January 2011	Resigned as Director of Central Japan Railway Company
		January 2011	President of Japan Broadcasting Corporation
		January 2014	Retired from Japan Broadcasting Corporation
		April 2014	Special Advisor of Central Japan Railway Company (to present)
		June 2015	Director of SMBC
		June 2017	Director of the Company (to present)
Retired as Director of SMBC
Shozo Yamazaki (1) (September 12, 1948)	Director of the Company	November 1970	Joined Tohmatsu Awoki & Co. (currently Deloitte Touche Tohmatsu LLC)
		September 1974	Registered as a certified public accountant (to present)
		July 1991	Representative Partner of Tohmatsu & Co. (currently Deloitte Touche Tohmatsu LLC)
		June 2010	Retired from Deloitte Touche Tohmatsu LLC
		July 2010	Chairman and President of The Japanese Institute of Certified Public Accountants
		July 2013	Advisor of The Japanese Institute of Certified Public Accountants (to present)
		April 2014	Professor of Tohoku University Accounting School
		June 2017	Director of the Company (to present)
Yoshinobu Tsutsui (1) (January 30, 1954)	Director of the Company	April 1977	Joined NIPPON LIFE INSURANCE COMPANY
	Chairman of NIPPON LIFE INSURANCE COMPANY	July 2004	Director of NIPPON LIFE INSURANCE COMPANY
		January 2007	Director and Executive Officer of NIPPON LIFE INSURANCE COMPANY
		March 2007	Director and Managing Executive Officer of NIPPON LIFE INSURANCE COMPANY
		March 2009	Director and Senior Managing Executive Officer of NIPPON LIFE INSURANCE COMPANY
		March 2010	Representative Director and Senior Managing Executive Officer of NIPPON LIFE INSURANCE COMPANY
		April 2011	President of NIPPON LIFE INSURANCE COMPANY
		June 2017	Director of the Company (to present)
		April 2018	Chairman of NIPPON LIFE INSURANCE COMPANY (to present)

Name (Date of birth)	Current positions and principal outside positions	Business experience
Katsuyoshi Shinbo (1) (April 8, 1955)	Director of the Company	April 1984	Registered as an attorney at law (to present)
		November 1999	Attorney at law at Shinbo Law Office (to present)
		June 2015	Corporate Auditor of SMBC
		June 2017	Director of the Company (to present)
Resigned as Corporate Auditor of SMBC
Eriko Sakurai (1) (November 16, 1960)	Director of the Company	June 1987	Joined Dow Corning Corporation
		May 2008	Director of Dow Corning Toray Co., Ltd.
		March 2009	Chairman and CEO of Dow Corning Toray Co., Ltd.
		May 2011	Regional President -Japan/Korea of Dow Corning Corporation
		February 2015	President and Representative Director of Dow Corning Holding Japan Co., Ltd.
		June 2015	Director of the Company (to present)
		May 2018	Executor, Dow Switzerland Holding GmbH, which is a Representative Partner of Dow Silicones Holding Japan G.K.
		June 2018	Chairman and CEO of Dow Toray Co., Ltd.
		August 2020	President and Representative Director of Dow Chemical Japan Limited
		June 2022	Resigned as Director of Dow Chemical Japan Limited

Name (Date of birth)	Current positions and principal outside positions	Business experience
Charles D. Lake II (1) (January 8, 1962)	Director of the Company President of Aflac International, Inc. Chairman and Representative Director of Aflac Life Insurance Japan Ltd.	June 1990	Entered the Office of the U.S. Trade Representative as Special Assistant
		December 1990	Registered as an attorney at law, admitted in Pennsylvania, the U.S.A. (to present)
		August 1992	Director of Japan Affairs, the Office of the U.S. Trade Representative
		July 1993	Director of Japan Affairs and Special Counsel to the Deputy U.S. Trade Representative, the Office of the U.S. Trade Representative
		January 1995	Attorney at law at Dewey Ballantine LLP
		October 1996	Registered as an attorney at law, admitted in Washington, D.C., the U.S.A. (to present)
		February 1999	Vice President and Counsel of Aflac International, Inc.
		June 1999	Vice President and Counsel of Japan Branch, American Family Life Assurance Company of Columbus (currently Aflac Life Insurance Japan Ltd.)
		January 2001	Senior Vice President and Counsel of Japan Branch, American Family Life Assurance Company of Columbus (currently Aflac Life Insurance Japan Ltd.)
		April 2001	Senior Vice President and General Counsel of Japan Branch, American Family Life Assurance Company of Columbus (currently Aflac Life Insurance Japan Ltd.)
		July 2001	Deputy President of Japan Branch, American Family Life Assurance Company of Columbus (currently Aflac Life Insurance Japan Ltd.)
		January 2003	President and Representative in Japan of Japan Branch, American Family Life Assurance Company of Columbus (currently Aflac Life Insurance Japan Ltd.)
		April 2005	Vice Chairman and Representative in Japan of Japan Branch, American Family Life Assurance Company of Columbus (currently Aflac Life Insurance Japan Ltd.)
		July 2008	Chairman and Representative in Japan of Japan Branch, American Family Life Assurance Company of Columbus (currently Aflac Life Insurance Japan Ltd.)
		January 2014	President of Aflac International, Inc. (to present)
		April 2018	Chairman and Representative Director of Aflac Life Insurance Japan Ltd. (to present)
		June 2023	Director of the Company (to present)

Name (Date of birth)	Current positions and principal outside positions	Business experience
Jenifer Rogers (1) (June 22, 1963)	Director of the Company General Counsel Asia of Asurion Japan Holdings G.K.	September 1989	Joined Haight Gardner Poor & Havens (currently Holland & Knight LLP)
		December 1990	Registered as an attorney at law, admitted in New York, the U.S.A. (to present)
		February 1991	Joined The Industrial Bank of Japan Ltd. (currently Mizuho Bank, Ltd.)
		December 1994	Joined Merrill Lynch Japan Securities Co., Ltd. (currently BofA Securities Japan Co., Ltd.)
		November 2000	Merrill Lynch Europe Plc
		July 2006	Merrill Lynch (Asia Pacific) Limited (currently Bank of America Corporation) (Hong Kong)
		January 2012	Bank of America Merrill Lynch (currently Bank of America Corporation) (New York)
		November 2012	General Counsel Asia of Asurion Asia Pacific Limited
		November 2014	General Counsel Asia of Asurion Japan Holdings G.K. (to present)
		January 2021	President of the American Chamber of Commerce in Japan
		June 2023	Director of the Company (to present)

(1)	These directors satisfy the requirements for an “outside director” under the Companies Act.

Corporate Executive Officers
At June 29, 2023, the following corporate executive officers held the indicated positions with us:

Name (Date of birth)	Current positions and principal outside positions	Business experience
Jun Ohta (February 12, 1958)	See “Directors” under this Item 6.A.	See “Directors” under this Item 6.A.
Tetsuro Imaeda (May 2, 1962)	Deputy President and Corporate Executive Officer of the Company (Representative Corporate Executive Officer) Co-Head of Global Business Unit Director and Deputy President of SMBC	April 1986	Joined Sumitomo Bank
		April 2014	Executive Officer of SMBC
		September 2016	Managing Executive Officer of SMBC
		April 2017	Managing Executive Officer of the Company
		April 2020	Senior Managing Executive Officer of the Company
Senior Managing Executive Officer of SMBC
		May 2020	Senior Managing Corporate Executive Officer of the Company
Director and Senior Managing Executive Officer of SMBC
		April 2022	Senior Managing Executive Officer of SMBC
		March 2023	Director and Senior Managing Executive Officer of SMBC
		April 2023	Deputy President and Corporate Executive Officer of the Company (to present)
Director and Deputy President of SMBC (to present)
Toru Nakashima (September 14, 1963)	Deputy President and Corporate Executive Officer of the Company (Representative Corporate Executive Officer) Co-Head of Wholesale Business Unit Director and Deputy President of SMBC	April 1986	Joined Sumitomo Bank
		April 2014	Executive Officer of SMBC
		April 2016	Managing Executive Officer of SMBC
		April 2017	Managing Executive Officer of the Company
		March 2019	Director and Managing Executive Officer of SMBC
		April 2019	Senior Managing Corporate Executive Officer of the Company
Director and Senior Managing Executive Officer of SMBC
		June 2019	Director Senior Managing Corporate Executive Officer of the Company
		April 2022	Resigned as Director of SMBC
		March 2023	Director of SMBC
		April 2023	Deputy President and Corporate Executive Officer of the Company (to present)

Director and Deputy President of SMBC (to present)

Masamichi Koike (October 25, 1963)	Senior Managing Corporate Executive Officer of the Company Head of Global Markets Business Unit Senior Managing Executive Officer of SMBC	April 1987	Joined Taiyo Kobe Bank
		April 2015	Executive Officer of SMBC
		July 2017	Executive Officer of the Company
		April 2018	Managing Executive Officer of the Company
Managing Executive Officer of SMBC
		April 2020	Senior Managing Corporate Executive Officer of the Company (to present)
Senior Managing Executive Officer of SMBC (to present)

Name (Date of birth)	Current positions and principal outside positions	Business experience
Muneo Kanamaru (April 9, 1964)	Senior Managing Corporate Executive Officer of the Company Co-Head of Wholesale Business Unit Senior Managing Executive Officer of SMBC	April 1987	Joined Sumitomo Bank
		April 2015	Executive Officer of SMBC
		April 2017	Managing Executive Officer of the Company
Managing Executive Officer of SMBC
		April 2018	Resigned as Managing Executive Officer of the Company
		April 2020	Managing Executive Officer of the Company
		April 2021	Senior Managing Corporate Executive Officer of the Company (to present)
Senior Managing Executive Officer of SMBC (to present)
Teiko Kudo (May 22, 1964)	See “Directors” under this Item 6.A.	See “Directors” under this Item 6.A.
Takashi Yamashita (December 7, 1964)	Senior Managing Corporate Executive Officer of the Company Head of Retail Business Unit Senior Managing Executive Officer of SMBC	April 1988	Joined Mitsui Bank
		April 2016	Executive Officer of SMBC
		April 2017	Executive Officer of the Company
		April 2018	Managing Executive Officer of the Company
Managing Executive Officer of SMBC
		April 2021	Senior Managing Corporate Executive Officer of the Company (to present)
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
Director and Senior Managing Executive Officer of SMBC (to present)
Yoshihiro Hyakutome (February 27, 1965)
Senior Managing Corporate Executive Officer of the Company

Group Chief Compliance Officer, or CCO

Officer in charge of Compliance Department and Anti Money Laundering & Financial Crime Prevention Department

Director and Senior Managing Executive Officer of SMBC
		April 1988	Joined Sumitomo Bank
		April 2016	Executive Officer of SMBC
		April 2017	Executive Officer of the Company
		April 2018	Managing Executive Officer of the Company
Managing Executive Officer of SMBC
		April 2022	Senior Managing Corporate Executive Officer of the Company (to present)
Director and Senior Managing Executive Officer of SMBC (to present)

Name (Date of birth)	Current positions and principal outside positions	Business experience
Takeshi Mikami (February 16, 1966)	Senior Managing Corporate Executive Officer of the Company Group Chief Audit Executive, or CAE Officer in charge of Internal Audit Department	April 1988	Joined Sumitomo Bank
		April 2016	Executive Officer of SMBC
		April 2017	Executive Officer of the Company
		April 2019	Managing Executive Officer of the Company
Managing Executive Officer of SMBC
		April 2020	Resigned as Managing Executive Officer of the Company
		April 2022	Senior Managing Corporate Executive Officer of the Company (to present)
Resigned as Managing Executive Officer of SMBC
Keiichiro Nakamura (December 14, 1966)	Senior Managing Corporate Executive Officer of the Company Co-Head of Global Business Unit Senior Managing Executive Officer of SMBC	April 1989	Joined Mitsui Bank
		April 2017	Executive Officer of the Company
Executive Officer of SMBC
		April 2020	Managing Executive Officer of the Company
Managing Executive Officer of SMBC
		April 2023	Senior Managing Corporate Executive Officer of the Company (to present)
Senior Managing Executive Officer of SMBC (to present)
Akio Isowa (October 8, 1966)
Senior Managing Corporate Executive Officer of the Company

Group Chief Digital Innovation Officer, or CDIO

Officer in charge of Digital Solution Division and Digital Strategy Department

Senior Managing Executive Officer of SMBC
		April 1990	Joined Sumitomo Bank
		April 2018	General Manager of Transaction Business Planning Department of the Company and Co-General Manager of IT Innovation Department
General Manager of Transaction Business Planning Department of SMBC
		April 2019	Executive Officer of the Company
Executive Officer of SMBC
		April 2022	Managing Executive Officer of the Company
Managing Executive Officer of SMBC
		April 2023	Senior Managing Corporate Executive Officer of the Company (to present)
Senior Managing Executive Officer of SMBC (to present)
Fumihiko Ito (April 13, 1967)	See “Directors” under this Item 6.A.	See “Directors” under this Item 6.A.
Takashi Kobayashi (June 21, 1967)
Senior Managing Corporate Executive Officer of the Company

Group Chief Human Resources Officer, or CHRO

Officer in charge of General Affairs Department, Human Resources Department, Quality Management Department and Administrative Services Department

Director and Senior Managing Executive Officer of SMBC
		April 1990	Joined Mitsui Taiyo Kobe Bank
		April 2018	Executive Officer of the Company
Executive Officer of SMBC
		April 2020	Managing Executive Officer of the Company
Managing Executive Officer of SMBC
		March 2023	Director and Managing Executive Officer of SMBC
		April 2023	Senior Managing Corporate Executive Officer of the Company (to present)
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

6.B.    COMPENSATION
The aggregate amounts of compensation paid by us during the fiscal year ended March 31, 2023 to our directors and to our corporate executive officers were ¥645 million and ¥1,353 million, respectively.
The following table sets forth the details of individual compensation, disclosed pursuant to the provision of the Financial Instruments and Exchange Act of Japan (“FIEA”) and related ordinance, by SMFG and its subsidiaries in amounts equal to or exceeding ¥100 million during the fiscal year ended March 31, 2023:

	Compensation
	Aggregated amount	Paid by	Monetary compensation		Non-monetary compensation
			Non-performance -linked	Performance-linked		Non-performance -linked
Directors and corporate executive officers			Annual salary	Bonus	Stock compensation Plan I, Plan II	Stock compensation Plan III

	(In millions) (1)
Takeshi Kunibe	¥173	SMFG	¥46	¥16	¥21	¥—
		SMBC	51	16	21	—
Makoto Takashima	¥204	SMFG	¥16	¥—	¥—	¥—
		SMBC	97	38	50	—
Jun Ohta	¥186	SMFG	¥96	¥38	¥50	¥—
Masahiko Oshima	¥103	SMFG	¥29	¥11	¥12	¥—
		SMBC	26	11	12	—
Toshikazu Yaku	¥101	SMFG	¥26	¥10	¥12	¥—
		SMBC	29	10	12	—
Jun Uchikawa	¥101	SMFG	¥22	¥8	¥9	¥—
		SMBC	26	8	9	17

(1)	Amounts less than one million yen have been truncated.
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
Our board of directors held 13 meetings during the fiscal year ended March 31, 2023. The average attendance rate was 100%.
Nominating committee
The nominating committee determines the contents of proposals regarding the election and dismissal of directors to be submitted to a general meeting of shareholders. The committee also deliberates on matters regarding personnel decisions pertaining to officers of the Company and our major subsidiaries and the selection of successors to the presidents of the Company and SMBC.
Under the Companies Act, we are required to have a nominating committee that consists of members of our board of directors, and the majority of the members must be outside directors. Currently, the chairman of the nominating committee is Yoshinobu Tsutsui, who is an outside director. Other outside directors on the nominating committee are Masayuki Matsumoto, Eriko Sakurai and Charles D. Lake II. The other director on the nominating committee is Takeshi Kunibe, the chairman of the board.
Our nominating committee held 5 meetings during the fiscal year ended March 31, 2023. The average attendance rate was 93%.
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
Under the Companies Act, we are required to have an audit committee that consists of members of our board of directors, and the majority of the members must be outside directors. Currently, the chairman of the audit committee is Masayuki Matsumoto, who is an outside director. Other outside directors on the audit committee are Shozo Yamazaki and Katsuyoshi Shinbo. Other directors on the audit committee are Toshihiro Isshiki and Yoshiyuki Gono.
Our audit committee held 16 meetings during the fiscal year ended March 31, 2023. The average attendance rate was 100%.
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
Under the Companies Act, we are required to have a compensation committee that consists of members of our board of directors, and the majority of the members must be outside directors. Currently, the chairman of the compensation committee is Katsuyoshi Shinbo, who is an outside director. Other outside directors on the compensation committee are Yoshinobu Tsutsui, Eriko Sakurai and Jenifer Rogers. Other directors on the compensation committee are Takeshi Kunibe, the chairman of the board, and Jun Ohta, our president.
Our compensation committee held 7 meetings during the fiscal year ended March 31, 2023. The average attendance rate was 100%.
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

6.D.    EMPLOYEES
At March 31, 2023, 2022 and 2021, on a consolidated basis, we had approximately 106,000, 101,000 and 86,800 employees, respectively, including locally hired staff in our foreign offices but excluding temporary employees. We also had an average of approximately 9,800 temporary employees during the fiscal year ended March 31, 2023. The increase in employees for the fiscal year ended March 31, 2022 reflected the inclusion of employees of Fullerton India Credit Company Limited, which became our subsidiary on November 30, 2021.
The following tables show our full-time employees at March 31, 2023 on a consolidated basis under Japanese GAAP broken down based on business segment and geographical location:

Percentage of full-time employees at March 31, 2023
Business segment:
Wholesale Business Unit	8%
Retail Business Unit	27
Global Business Unit	49
Global Markets Business Unit	1
Head office account and others	15

Total	100%

Percentage of full-time employees at March 31, 2023
Location:
Japan	51%
Americas	4
Europe and Middle East	3
Asia and Oceania	42

Total	100%

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

6.E.    SHARE OWNERSHIP
Shareholdings by Directors and Senior Management
The following table shows the number of shares of our common stock owned by our directors and corporate executive officers at June 29, 2023:

Number of shares owned (1)
Directors and corporate executive officers:
Takeshi Kunibe	91,081
Jun Ohta	61,604
Akihiro Fukutome	25,039
Teiko Kudo	30,875
Fumihiko Ito	20,017
Toshihiro Isshiki	36,358
Yoshiyuki Gono	18,051
Yasuyuki Kawasaki	32,349
Masayuki Matsumoto	3,400
Shozo Yamazaki	1,700
Yoshinobu Tsutsui	—
Katsuyoshi Shinbo	3,400
Eriko Sakurai	5,100
Charles D. Lake II	—
Jenifer Rogers	—
Tetsuro Imaeda	35,028
Toru Nakashima	36,655
Masamichi Koike	31,799
Muneo Kanamaru	26,434
Takashi Yamashita	27,383
Jun Uchikawa	24,340
Yoshihiro Hyakutome	28,788
Takeshi Mikami	35,447
Keiichiro Nakamura	22,600
Akio Isowa	16,870
Takashi Kobayashi	20,591

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
Plan I (medium-term performance share plan) has an evaluation period of three years, corresponding with our medium-term management plan. Executives are initially allotted shares of restricted stock equivalent to the monetary amount determined based on the executive’s corporate title. After the completion of the evaluation period, our compensation committee reviews the progress of our medium-term management plan, performance of our common stock, and results of customer satisfaction surveys and other factors, to determine a final amount to be released from transfer restrictions. Furthermore, we have incorporated quantitative indicators related to sustainability from the fiscal year ending March 31, 2024. In case the final amount falls below the initial amount, we retrieve all or part of the allotted shares at no cost.
Under Plan II (annual performance share plan), executives are allotted shares of restricted stock equivalent to a certain portion of the monetary amount determined based on the annual performance of SMFG and SMBC, as well as on the individual performance of the executives reviewed both from short-term and medium-to-long-term
perspectives. The remainder is paid to the executives as a cash bonus. Transfer restrictions on these shares are released evenly over the three-year period following the year of allotment. Furthermore, we have incorporated qualitative and quantitative indicators related to environment, social, and governance (“ESG”) initiatives into executive compensation schemes to accelerate sustainability management from the fiscal year ended March 31, 2023.
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

The following table provides details of the issuance and allotment of new shares under our stock compensation plans from April 1, 2020 to March 31, 2023:

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
Directors of SMFG: 4 persons 9,930 shares

Corporate executive officers of SMFG: 13 persons 14,998 shares

Executive officers, etc. of SMFG: 42 persons 30,275 shares

Directors of SMFG’s subsidiaries: 10 persons 18,345 shares

Executive officers, etc. of SMFG’s subsidiaries: 96 persons 248,493 shares

July 26, 2022	¥4,004 per share	329,092 shares of common stock of the Company
Directors of SMFG: 4 persons 7,984 shares

Corporate executive officers of SMFG: 15 persons 17,296 shares

Executive officers, etc. of SMFG: 38 persons 28,476 shares

Directors of SMFG’s subsidiaries: 15 persons 36,522 shares

Executive officers, etc. of SMFG’s subsidiaries: 113 persons 238,814 shares

Employee Stock Ownership Associations
We have employee stock ownership associations in Japan for our and our subsidiaries’ employees. Members of the employee stock ownership associations set aside certain amounts from their monthly salary to purchase our common stock through the relevant employee stock ownership association. The administrator of each association makes open-market purchases of our common stock for the account of the association on a monthly basis. We and our subsidiaries contribute matching funds equivalent to 5% of the amount purchased by the relevant association. At March 31, 2023, none of the employee stock ownership associations held more than 1% of our common stock.
6.F.    DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION
Not applicable.

Item 7.	Major Shareholders and Related Party Transactions
7.A.    MAJOR SHAREHOLDERS
Major Shareholders
Our major shareholders, appearing on our register of common shareholders at March 31, 2023, were as follows:

	Number of shares held (2)	Percentage of shares issued (1)(2)
Name:
The Master Trust Bank of Japan, Ltd. (Trust Account)	228,007,400	16.95%
Custody Bank of Japan, Ltd. (Trust Account)	84,982,600	6.32%
STATE STREET BANK WEST CLIENT—TREATY 505234	23,522,927	1.74%
JPMorgan Securities Japan Co., Ltd.	23,481,932	1.74%
NATSCUMCO	22,764,992	1.69%
SSBTC CLIENT OMNIBUS ACCOUNT	20,985,930	1.56%
Barclays Securities Japan Limited.	18,455,000	1.37%
JAPAN SECURITIES FINANCE CO., LTD.	14,620,922	1.08%
Goldman Sachs Japan Co., Ltd. BNYM	13,669,301	1.01%
JP MORGAN CHASE BANK 385781	12,759,793	0.94%

(1)	Percentages are calculated based on the total number of shares of common stock then issued, excluding our treasury stock, and have been truncated to the nearest second decimal point.
(2)
On February 3, 2023, Sumitomo Mitsui Trust Holdings, Inc. filed a Schedule 13G/A with the SEC, indicating that Sumitomo Mitsui Trust Holdings, Inc. and its subsidiaries beneficially held 83,896,829 shares of our common stock, representing 6.10% of our outstanding common stock at December 31, 2022. On February 7, 2023, BlackRock, Inc. filed a Schedule 13G/A with the SEC, indicating that BlackRock, Inc. and its subsidiaries beneficially held 94,391,349 shares of our common stock, representing 6.87% of our outstanding common stock at December 31, 2022.

Our major shareholders do not have different voting rights.
Shareholders in the United States
Because some of our common stock was held by brokers or other nominees, the number of shares held by and the number of beneficiary holders with addresses in the United States is not fully ascertainable. At March 31, 2023, there were 254 record holders of our common stock with addresses in the United States, whose shareholdings represented approximately 15% of our outstanding common stock on that date.
Control of the Company
To our knowledge, we are not directly or indirectly owned or controlled by any another corporation(s), by any foreign government or by any other natural or legal person(s), severally or jointly.
Arrangements for Change in Control of the Company
We know of no arrangements the operation of which may at a later time result in a change of control.
7.B.    RELATED PARTY TRANSACTIONS
We and our banking subsidiaries had, and expect to have in the future, banking transactions and other transactions in the ordinary course of business with our related parties. For the fiscal year ended March 31, 2023, such transactions included, but were not limited to, loans, deposits and guarantees. Furthermore, such transactions were immaterial and were made at prevailing market rates, terms and conditions, and did not involve more than the normal risk of collectibility or present other unfavorable features.

During the fiscal year ended March 31, 2023, none of our directors or corporate executive officers, and none of the close members of their respective families, had any transactions that were material or any transactions that were unusual in their nature or conditions, involving goods, services or tangible or intangible assets, to which we were a party, and no such transactions were proposed at March 31, 2023. During the fiscal year ended March 31, 2023, we made no loans to our directors or corporate executive officers other than those that were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectibility or present other unfavorable features.
7.C.    INTERESTS OF EXPERTS AND COUNSEL
Not applicable.

Item 8.	Financial Information
8.A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
Financial Statements
All relevant financial statements are attached hereto. See “Item 18. Financial Statements.” See “Item 5.A. Operating Results—Reconciliation with Japanese GAAP” for a reconciliation of consolidated net profit and total equity for the fiscal year ended March 31, 2023 under IFRS, with those amounts under Japanese GAAP.
Export Sales
Not applicable.
Legal Proceedings
We are party to routine litigation incidental to our business, none of which is currently expected to have a material adverse effect on our financial condition or results of operations. However, there can be no assurance that an adverse decision in one or more of these lawsuits will not have a material adverse effect.
In addition, on February 13, 2023, our wholly-owned broker-dealer subsidiary, SMBC Nikko Securities, was convicted of certain violations under the Financial Instruments and Exchange Act in a proceeding before the Tokyo District Court. See “Item 3.D. Risk Factors—Risks Related to Our Business—Our business could be adversely affected by litigation and regulatory proceedings globally.”
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
We have a basic policy of enhancing shareholder value in a sustainable manner by balancing financial soundness, return to shareholders, and investment for growth. We adopt a progressive dividend policy, which does not reduce dividends and at least maintains or increases dividends each year, supported by our sustainable earnings growth, and aim to maintain a dividend payout ratio of 40% on a consolidated net profit basis under Japanese GAAP by the end of the current medium-term management plan.

The following table shows historical aggregate dividend payments per share of our common stock for each of the fiscal years from the fiscal year ended March 31, 2021 through the fiscal year ended March 31, 2023:

	Dividend per share
	Paid (1)	Declared (2)
Fiscal year ended March 31,
2021	¥190	¥195
2022	210	200
2023	240	220

(1)
Dividend per share based on dividends in respect of each fiscal year including dividends proposed after current fiscal year-end
but not recognized in the financial statements and excluding dividends in respect of the previous fiscal year declared in the current fiscal year.

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
In March 2005, we issued 70,001 shares of our 1st series Type 6 preferred stock for an aggregate issue price of ¥210 billion. The Type 6 preferred stock was allocated using a third-party allocation of shares at a price of ¥3,000,000 per share, ¥1,500,000 of which was accounted for as stated capital. Sumitomo Life Insurance Company acquired 23,334 shares, Nippon Life Insurance Company acquired 20,000 shares, Taiju Life Insurance Company Limited acquired 16,667 shares and Mitsui Sumitomo Insurance Company, Limited acquired 10,000 shares. On April 1, 2011, we acquired and cancelled all of the outstanding 1st series Type 6 preferred stock.
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
For reference purposes only, the Minister of Finance publishes, and may update from time to time, a list that classifies Japanese listed companies into the above categories, and according to the list published by the Minister of Finance on April 24, 2023, businesses which are currently engaged by the Company is classified as category (iii) i.e., the Core Sector Designated Businesses above.
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
In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by a Japanese corporation to Nonresident Shareholders is generally 20.42%. However, with respect to dividends paid on listed shares issued by a Japanese corporation (including shares of our common stock or ADSs) to Nonresident Shareholders, except for any Nonresident Shareholder who is an individual holding 3% or more of the total number of shares issued by the relevant Japanese corporation, the aforementioned 20.42% withholding tax rate is reduced to 15.315% for dividends due and payable on or before December 31, 2037. Due to the imposition of a special additional withholding tax (2.1% of the original withholding tax amount) to secure funds for reconstruction from the Great East Japan Earthquake, the original withholding tax rate of 15% and 20%, as applicable, has been effectively increased, respectively, to 15.315% and 20.42%, during the period beginning on January 1, 2013 and ending on December 31, 2037.
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
Treasury regulations that apply to taxable years beginning on or after December 28, 2021 may in some circumstances prohibit a U.S. person from claiming a foreign tax credit with respect to certain
non-U.S.
taxes that are not creditable under applicable income tax treaties. Accordingly, U.S. investors that are not eligible for Treaty benefits should consult their tax advisors regarding the creditability or deductibility of any
non-U.S.
taxes imposed on them. This discussion does not apply to investors in this special situation.
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
Subject to applicable restrictions and limitations that vary depending upon the U.S. Holder’s circumstances, Japanese taxes withheld from dividends on shares or ADSs (at a rate not exceeding the applicable rate provided by the Treaty) will be creditable against the U.S. Holder’s U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to different categories of income, such as passive income and general income. The rules governing foreign tax credits are complex. Instead of claiming a credit, a U.S. Holder may elect to deduct such Japanese taxes in computing its taxable income, subject to generally applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all creditable foreign taxes paid or accrued in the taxable year. U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits and deductions in their particular circumstances.
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
PFIC Rules
Based upon certain proposed Treasury regulations that are not yet in effect, but are generally proposed to become effective for taxable years beginning after December 31, 1994, we believe that we were not a PFIC for

U.S. federal income tax purposes for our taxable year ended March 31, 2023. However, since proposed Treasury regulations may not be finalized in their current form, and since PFIC status depends upon the composition of our income and assets and the market value of our assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any taxable year during which a U.S. Holder held shares, certain adverse U.S. federal income tax consequences could apply to the U.S. Holder.
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
10.J.    ANNUAL REPORT TO SECURITY HOLDERS
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
We have a Risk Appetite Statement that provides a qualitative explanation of our approach to risk taking and risk management for each category: soundness, profitability, liquidity, credit, market, climate-related (which was added on April 1, 2023), operational and conduct. We also have quantitative measures (i.e., Risk Appetite Measures) that function as benchmarks for risks that we are considering taking and for risk / return.
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
Conduct Risk.
Conduct risk is the risk that customer protection, market soundness, fair competition, the public interest, and the Group’s stakeholders will be adversely affected by actions that violate laws, regulations, or social norms.
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
During a fiscal year, we undertake stress testing on a flexible basis to assess the potential impact on our business and to take the appropriate response in case a serious risk event occurs. For example, stress tests were conducted with regard to prolonged monetary tightening in the United States and Europe, a global credit crunch, and an economic downturn in Japan during the fiscal year ended March 31, 2023.
In addition, we conduct detailed stress testing for individual risks such as credit risk, market risk, and liquidity risk, so as to decide and review risk-taking strategies.

We are also in line with the recommendations of the Task Force on Climate-related Financial Disclosures. As part of our efforts in this regard, we have included climate-related risk, such as natural disasters resulting from extreme weather (physical risks) and carbon-related stranded assets due to the transition to a decarbonized society (transition risks), in our Top Risks, and scenario analyses on physical and transition risks have been conducted to estimate the potential impacts on our financial position. During the fiscal year ended March 31, 2022, regarding physical risks, we expanded the target geography of analysis for business corporations from domestic to global. Also, regarding transition risks, we readjusted our analysis based on the 1.5°C scenario (i.e., scenario expecting less than 1.5°C temperature increase in 2100 relative to pre-industrial
levels) assuming the realization of carbon neutrality by 2050.
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
At SMBC, our significant banking subsidiary, the Credit & Investment Planning Department within the Risk Management Unit is responsible for the comprehensive management of credit risk. This department drafts and administers credit policies, the internal rating system, credit authority guidelines, and credit application guidelines, and manages NPLs, including impaired loans, and other aspects of credit portfolio management. The department also cooperates with the Corporate Risk Management Department and the Risk Management Information Department in quantifying credit risk (risk capital and risk-weighted assets) and controls SMBC’s entire credit risk. Further, the Credit Portfolio Management Department within the Credit & Investment Planning Department strives to stabilize the credit portfolio and manage the risk through credit derivatives, loan asset sales and other instruments.
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
Toward Active Portfolio Management
The Credit & Investment Planning Department makes use of financial instruments to proactively and flexibly manage SMBC’s portfolio to stabilize credit risk.
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
Framework for Market and Liquidity Risk Management
The board of directors authorizes important matters related to the management of market and liquidity risks, such as the basic policies and risk appetite, which are decided by the Management Committee. The Corporate Risk Management Department and the Risk Management Information Department, which are independent from the business units that directly handle market transactions, manages market and liquidity risks in an integrated manner. The Corporate Risk Management Department and the Risk Management Information Department not only monitor the current risk situations but also report regularly to the Management Committee and the board of directors.
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
VaR Summary for the Fiscal Years Ended March 31, 2023 and 2022
The following tables show our VaR by risk category and these figures are prepared based on the internal reporting provided to management.
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
VaR for Trading Activity

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total (1)

	(In billions)
For the fiscal year ended March 31, 2023:
SMBC Consolidated
Maximum	¥75.3	¥73.7	¥1.7	¥9.5	¥15.3
Minimum	12.8	11.9	0.2	4.8	10.5
Daily average	54.3	49.4	0.7	7.0	12.6
At March 31, 2023	27.9	22.6	0.2	5.7	11.6

SMFG Consolidated
Maximum	¥84.4	¥75.1	¥7.6	¥9.5	¥31.8
Minimum	21.7	13.2	4.3	4.8	25.2
Daily average	63.5	50.8	6.1	7.0	28.4
At March 31, 2023	37.6	23.9	5.5	5.7	27.7

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total (1)

	(In billions)
For the fiscal year ended March 31, 2022:
SMBC Consolidated
Maximum	¥49.4	¥41.9	¥3.0	¥8.6	¥13.0
Minimum	5.1	7.9	0.2	3.4	6.1
Daily average	15.3	15.9	1.0	5.9	9.0
At March 31, 2022	49.1	41.9	0.2	6.9	10.2

SMFG Consolidated
Maximum	¥59.9	¥42.7	¥9.4	¥8.6	¥31.1
Minimum	13.8	8.6	5.1	3.4	20.6
Daily average	25.0	17.2	6.8	5.9	25.5
At March 31, 2022	59.0	42.7	5.5	6.9	25.9

(1)
Total for “Maximum,” “Minimum,” and “Daily average” represent the maximum, minimum and daily average of the total of the trading book. For certain subsidiaries, we employ the standardized method and/or the historical simulation method for the VaR calculation method.

VaR for
Non-trading
Activity

•	Banking

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total (1)

	(In billions)
For the fiscal year ended March 31, 2023:
SMBC Consolidated
Maximum	¥67.3	¥0.7	¥18.3	¥0.0	¥73.4
Minimum	40.1	0.0	3.3	0.0	43.6
Daily average	53.6	0.2	8.6	0.0	57.1
At March 31, 2023	63.3	0.0	11.3	0.0	68.0

SMFG Consolidated
Maximum	¥68.0	¥0.7	¥18.3	¥0.0	¥74.0
Minimum	41.2	0.0	3.3	0.0	44.7
Daily average	54.5	0.2	8.6	0.0	58.0
At March 31, 2023	64.7	0.0	11.3	0.0	69.4

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total (1)

	(In billions)
For the fiscal year ended March 31, 2022:
SMBC Consolidated
Maximum	¥60.1	¥0.5	¥25.5	¥0.0	¥63.5
Minimum	43.6	0.0	15.2	0.0	51.5
Daily average	51.7	0.3	21.0	0.0	58.4
At March 31, 2022	58.7	0.0	17.1	0.0	61.9

SMFG Consolidated
Maximum	¥60.8	¥0.5	¥25.5	¥0.0	¥64.3
Minimum	44.1	0.0	15.2	0.0	52.0
Daily average	52.4	0.3	21.0	0.0	59.1
At March 31, 2022	59.4	0.0	17.1	0.0	62.6

(1)	Total for “Maximum,” “Minimum,” and “Daily average” represent the maximum, minimum and daily average of the total of the banking book.

•	Strategic Shareholding Investment

Equities risk
(In billions)
For the fiscal year ended March 31, 2023:
SMBC Consolidated
Maximum	¥1,047.4
Minimum	879.5
Daily average	961.3
At March 31, 2023	1,003.2

SMFG Consolidated
Maximum	¥1,241.1
Minimum	1,067.2
Daily average	1,163.0
At March 31, 2023	1,224.8

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
Based on the standards for interest rate risk in the banking book issued by the BCBS in April 2016, the FSA revised the related regulatory guidelines pertaining to monitoring of interest rate risks in the banking book in December 2017. The revised disclosure requirements with respect to the changes in economic value of equity (“ΔEVE”) and changes in net interest income (“ΔNII”) in the banking book as a result of interest rate shocks have been applied from March 31, 2018. The tables below present ΔEVE and ΔNII of SMBC and SMFG on a consolidated basis at March 31, 2023 and 2022, respectively.
ΔEVE is defined as a decline in economic value as a result of an interest rate shock. It is calculated by multiplying the interest rate sensitivity (excluding credit spread) and interest rate change. The FSA implements a “materiality test” to identify banks taking excessive interest rate risks. Under the materiality test, the FSA monitors the ratio of ΔEVE to Tier 1 capital based on a set of prescribed interest rate shock scenarios. The threshold applied by the FSA is 15% and the ratios for SMBC on a consolidated basis at March 31, 2023 and 2022 were 2.9% and 4.6%, respectively and those for SMFG on a consolidated basis at March 31, 2023 and 2022 were 2.5% and 4.0%, respectively.
ΔNII is defined as a decline in interest income over a rolling
12-month
period as a result of an interest rate shock. It is calculated assuming a constant balance sheet over a forward-looking rolling
12-month
period.

	At March 31, 2023		At March 31, 2022
	Δ EVE	Δ NII	Δ EVE	Δ NII

	(In billions)
SMBC Consolidated
Parallel shock up	¥287.1	¥(462.5)	¥446.1	¥(339.4)
Parallel shock down	85.5	664.4	3.3	546.6
Steepener shock	165.1	—	256.6	—
Flattener shock	36.2	—	133.2	—
Short rate shock up	64.6	—	201.2	—
Short rate shock down	67.4	—	50.9	—
Maximum	287.1	664.4	446.1	546.6

	At March 31, 2023	At March 31, 2022

	(In billions)
Tier 1 Capital	¥9,963.2	¥9,612.8

	At March 31, 2023		At March 31, 2022
	Δ EVE	Δ NII	Δ EVE	Δ NII

	(In billions)
SMFG Consolidated
Parallel shock up	¥287.1	¥(462.5)	¥446.1	¥(339.4)
Parallel shock down	85.5	664.4	3.3	546.6
Steepener shock	165.1	—	256.6	—
Flattener shock	36.2	—	133.2	—
Short rate shock up	64.6	—	201.2	—
Short rate shock down	67.4	—	50.9	—
Maximum	287.1	664.4	446.1	546.6

	At March 31, 2023	At March 31, 2022

	(In billions)
Tier 1 Capital	¥11,548.9	¥11,186.2

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
Operational Risk
Operational risk is the possibility of losses arising from inadequate or failed internal processes, people and systems or from external events. Specifically, it covers processing risk, system risk, legal risk, human resources risk, tangible asset risk and third party risk. We have prepared operational risk management regulations to define the basic rules to be observed across the SMBC Group. Under these regulations, we are working to raise the level of sophistication of our management of operational risk across the SMBC Group by providing an effective framework for the identification, assessment, control and monitoring of significant risk factors and by establishing a system for executing contingency and business continuity plans.
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

Conduct Risk
Conduct risk is the risk that customer protection, market soundness, fair competition, the public interest, and the Group’s stakeholders will be adversely affected by actions the violate laws, regulations, or social norms. SMBC Group’s fundamental stance is that its business is not to negatively affect customers, market integrity, effective competition, public interests, and stakeholders. Efforts are being made to improve group-wide conduct risk management. Focuses of these efforts include preemptively identifying phenomena with the potential to cause significant deterioration in the trust of the SMBC Group and preventing the materialization of serious management risks by being keenly responsive to environmental changes.
Reputational Risk
Reputational risk is the risk of not meeting the expectations for high ethics, integrity, etc. by the stakeholders (that is, customers, shareholders, market, society, environment, employees, etc.) due to the business of the SMBC Group and the behavior of employees and other related parties, as well as of leading to impairment of the corporate value and decline in trust. We have prepared reputational risk management regulations to define the basic rules to be observed across the SMBC Group. Under these regulations, we are working to clarify our operating system of reputational risk, systems, methods and rules of reputational risk management and realize a highly efficient reputational risk management.
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
Citibank, N.A., as depositary, has agreed to reimburse the Company for certain expenses the Company incurs in connection with its ADR program, subject to certain ceilings. During the fiscal year ended March 31, 2023, we received $619,883.48 as reimbursement for such expenses.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies
None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds
None.

Item 15.	Controls and Procedures
Disclosure Controls and Procedures
We carried out an evaluation under the supervision and with the participation of our management, including Jun Ohta, our President and Group Chief Executive Officer, and Fumihiko Ito, our Senior Managing Corporate Executive Officer and Group Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule
13a-15(e)
under the Securities Exchange Act of 1934) at March 31, 2023. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable, not absolute, assurance of achieving their control objectives. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based upon the evaluation referred to above, Jun Ohta and Fumihiko Ito concluded that the design and operation of our disclosure controls and procedures at March 31, 2023 were effective to provide reasonable assurance that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.
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
Our management evaluated the effectiveness of our internal control over financial reporting at March 31, 2023 based on the criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the evaluation, management has concluded that we maintained effective internal control over financial reporting at March 31, 2023.

The effectiveness of our internal control over financial reporting at March 31, 2023 has been audited by KPMG AZSA, our independent registered public accounting firm, as stated in the “Report of Independent Registered Public Accounting Firm” included in this annual report.
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
There were no material changes to our internal compliance rules during the fiscal year ended March 31, 2023. No waivers of the business ethics and compliance manual have been granted to any of our directors, officers or other employees, during the fiscal year ended March 31, 2023.

Item 16C.	Principal Accountant Fees and Services
Fees for Services Provided by KPMG AZSA and its Affiliates
The aggregate fees billed by KPMG AZSA, our independent registered public accounting firm, and its affiliates, for the fiscal years ended March 31, 2023 and 2022 are presented in the following table:

	For the fiscal year ended March 31,
	2023	2022

	(In millions)
Audit fees (1)	¥6,636	¥6,221
Audit-related fees (2)	337	266
Tax fees (3)	50	56
All other fees (4)	44	18

Total	¥7,067	¥6,561

(1)
Audit fees primarily include fees for the audit of our and our subsidiaries’ annual financial statements and fees for the services that are normally provided in connection with our statutory and regulatory filings.

(2)	Audit-related fees primarily include fees for attestation and related services that are not reported under audit fees.
(3)	Tax fees primarily include fees for tax compliance, assistance with preparation of tax return filings and tax advisory services.
(4)	All other fees include fees for a gap analysis on regulatory and industry parties’ requirements in relation to security controls over web-based platform.
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
of Regulation
S-X,
which provides for an exception to the general requirement for pre-approval
in certain circumstances, were none for the fiscal years ended March 31, 2023 and 2022.

Item 16D.	Exemptions from the Listing Standards for the Audit Committee
Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers
The following table sets forth purchases of our common stock by us and our affiliated purchasers during the fiscal year ended March 31, 2023:

	Total number of shares purchased (1)	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs (2)(3)	Maximum number of shares that may yet be purchased under the plans or programs (2)(3)
April 1 to April 30, 2022	1,052	¥3,916	—	33,000,000
May 1 to May 31, 2022	985	3,897	—	33,000,000
June 1 to June 30, 2022	1,321	4,010	—	33,000,000
July 1 to July 31, 2022	1,526	4,064	—	33,000,000
August 1 to August 31, 2022	2,062	4,130	—	33,000,000
September 1 to September 30, 2022	1,474	4,279	—	33,000,000
October 1 to October 31, 2022	1,438	4,124	—	33,000,000
November 1 to November 30, 2022	3,765,784	4,611	3,763,700	57,236,300
December 1 to December 31, 2022	7,314,415	4,715	7,312,200	49,924,100
January 1 to January 31, 2023	4,237,534	5,470	4,235,400	45,688,700
February 1 to February 28, 2023	4,368,313	5,767	4,366,500	41,322,200
March 1 to March 31, 2023	6,943,100	5,558	6,941,200	34,381,000

Total	26,639,004	¥5,212	26,619,000	34,381,000

(1)
A total of 20,004 shares were purchased other than through a publicly announced plan or program during the fiscal year ended March 31, 2023, due to our purchases of shares constituting less than one unit from registered holders of such shares at the current market prices of those shares.

(2)
On November 12, 2021, we announced that our board of directors resolved to repurchase shares of our common stock and cancel all the repurchased shares. The resolution authorized the repurchase of up to the lesser of (i) an aggregate of 33,000,000 shares of our common stock and (ii) an aggregate of ¥100 billion between November 15, 2021 and November 11, 2022. However, our share repurchases were suspended during periods in which we may have been deemed to hold material non-public
information. As a result, the repurchase period beginning November 15, 2021 ended without any repurchase of shares.

(3)
On November 14, 2022, we announced that our board of directors resolved to repurchase shares of our common stock and cancel all the repurchased shares. The resolution authorized the repurchase of up to the lesser of (i) an aggregate of 61,000,000 shares of our common stock and (ii) an aggregate of ¥200 billion between November 15, 2022 and May 31, 2023. During the fiscal year ended March 31, 2023, pursuant to the resolution, we repurchased 26,619,000 shares of our common stock for ¥139 billion in aggregate. On May 31, 2023, we completed the repurchase pursuant to the resolution, acquiring 37,640,000 shares of our common stock for ¥200 billion in aggregate. We cancelled all of the repurchased shares on June 20, 2023.

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

•
A NYSE-listed U.S. company is required to have a nominating/corporate governance committee and a compensation committee, all of which must be composed entirely of independent directors. The members of the compensation committee must satisfy additional requirements set forth in Section 303A.02(a)(ii) of the NYSE Listed Company Manual. A compensation committee must also have the authority to, in its sole discretion, retain or obtain the advice of a compensation consultant, independent legal counsel or other adviser. This authority is subject to the committee’s consideration of certain criteria set forth in Section 303A.05(c) of the NYSE Listed Company Manual regarding the independence of the adviser. Under the Companies Act, we are required to establish a nominating committee and a compensation committee, each of which consisting of at least three directors and of which the majority of the members must be outside directors. Currently, four of the five members of our nominating committee and four of the six members of compensation committee are outside directors who meet the requirements under the Companies Act.

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

Item 16H.	Mine Safety Disclosure
Not applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.

Item 16J.	Insider Trading Policies
Not Applicable.

PART III

Item 17.	Financial Statements
We have responded to Item 18 in lieu of this item.

Item 18.	Financial Statements
The information required by this item is set forth in our consolidated financial statements starting on page
F-1
of this annual report.

Item 19.	Exhibits
We have filed the following documents as exhibits to this document:

Exhibit 1.1	Articles of Incorporation of Sumitomo Mitsui Financial Group, Inc., as amended on March 1, 2023

Exhibit 1.2	Regulations of the Board of Directors of Sumitomo Mitsui Financial Group, Inc., as amended on July 28, 2021, incorporated by reference from our registration statement on Form F-3 (Commission file number 333-261754) filed on December 20, 2021

Exhibit 1.3	Share Handling Regulations of Sumitomo Mitsui Financial Group, Inc., as amended on September 1, 2022

Exhibit 2.1	Form of Deposit Agreement among the registrant, Citibank, N.A., as Depositary, and all owners and holders from time to time of American Depositary Shares issued thereunder, incorporated by reference from our registration statement on Form 20-F (Commission file number 001-34919) filed on October 20, 2010

Exhibit 2.2	Description of our common stock, incorporated by reference from “Item 10.B Memorandum and Articles of Incorporation” of this annual report

Exhibit 2.3	Description of our American Depositary Shares, incorporated by reference from “Item 12.D American Depositary Shares” of our registration statement on Form 20-F (Commission file number 001-34919) filed on October 20, 2010

Exhibit 8	List of subsidiaries of Sumitomo Mitsui Financial Group, Inc., at March 31, 2023

Exhibit 11	Code of Ethics of Sumitomo Mitsui Financial Group, Inc., as amended on April 1, 2020, incorporated by reference from our annual report on Form 20-F (Commission file number 001-34919) filed on June 26, 2020

Exhibit 12.1	CEO Certification Required by Rule 13a-14(a) (17 CFR 240.13a-14(a))

Exhibit 12.2	CFO Certification Required by Rule 13a-14(a) (17 CFR 240.13a-14(a))

Exhibit 13.1	Certification Required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

Exhibit 13.2	Certification Required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

Exhibit 15.1	Consent of Independent Registered Public Accounting Firm

Exhibit 101. INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

Exhibit 101. SCH	Inline XBRL Taxonomy Extension Schema

Exhibit 101. CAL	Inline XBRL Taxonomy Extension Calculation Linkbase

Exhibit 101. DEF	Inline XBRL Taxonomy Extension Definition Linkbase

Exhibit 101. LAB	Inline XBRL Taxonomy Extension Label Linkbase

Exhibit 101. PRE	Inline XBRL Taxonomy Extension Presentation Linkbase

Exhibit 104	The cover page for the Company’s Annual Report on Form 20-F for the year ended March 31, 2023, has been formatted in Inline XBRL
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
Date: June 29, 2023

SELECTED STATISTICAL DATA

I.	Distribution of Assets, Liabilities and Equity; Interest Rates and Interest Differential
Average Statements of Financial Positions, Interest and Average Rates
The following tables show the average balances of our statement of financial positions items and related interest and average interest rates for the fiscal years ended March 31, 2023, 2022 and 2021. Average balances are generally based on a daily average. Weekly, month-end
or
quarter-end
averages are used for certain average balances where it is not practical to obtain the applicable daily averages. The average balances determined by such methods are considered to be representative of our operations. The allocation of amounts between domestic and foreign is based on the location of the office.

	For the fiscal year ended March 31,
	2023			2022			2021
	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate

	(In millions, except percentages)
Interest-earning assets:
Interest-earning deposits with other banks:
Domestic offices	¥825,919	¥8,889	1.08%	¥892,460	¥2,219	0.25%	¥881,007	¥2,260	0.26%
Foreign offices	10,400,549	300,815	2.89%	7,353,392	17,825	0.24%	4,701,633	15,151	0.32%

Total	11,226,468	309,704	2.76%	8,245,852	20,044	0.24%	5,582,640	17,411	0.31%

Call loans and bills bought, reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	11,158,315	27,777	0.25%	11,014,326	(3,131)	(0.03%)	9,256,043	(687)	(0.01%)
Foreign offices	6,192,287	102,839	1.66%	3,723,704	23,662	0.64%	3,224,164	25,926	0.80%

Total	17,350,602	130,616	0.75%	14,738,030	20,531	0.14%	12,480,207	25,239	0.20%

Trading assets (1) and financial assets at fair value through profit or loss (2) :
Domestic offices	3,111,209	10,849	0.35%	3,462,438	14,325	0.41%	2,486,686	8,450	0.34%
Foreign offices	841,188	26,965	3.21%	391,739	7,480	1.91%	258,547	3,863	1.49%

Total	3,952,397	37,814	0.96%	3,854,177	21,805	0.57%	2,745,233	12,313	0.45%

Investment securities (3) :
Domestic offices	18,999,935	82,984	0.44%	20,679,429	42,126	0.20%	16,642,148	46,384	0.28%
Foreign offices	6,051,591	135,027	2.23%	5,108,333	81,068	1.59%	5,385,436	80,255	1.49%

Total	25,051,526	218,011	0.87%	25,787,762	123,194	0.48%	22,027,584	126,639	0.57%

Loans and advances (4) :
Domestic offices	66,849,437	1,002,229	1.50%	64,172,223	828,723	1.29%	64,651,076	846,911	1.31%
Foreign offices	46,551,468	2,035,516	4.37%	33,983,382	755,162	2.22%	32,230,777	764,170	2.37%

Total	113,400,905	3,037,745	2.68%	98,155,605	1,583,885	1.61%	96,881,853	1,611,081	1.66%

Total interest-earning assets:
Domestic offices	100,944,815	1,132,728	1.12%	100,220,876	884,262	0.88%	93,916,960	903,318	0.96%
Foreign offices	70,037,083	2,601,162	3.71%	50,560,550	885,197	1.75%	45,800,557	889,365	1.94%

Total	170,981,898	¥3,733,890	2.18%	150,781,426	¥1,769,459	1.17%	139,717,517	¥1,792,683	1.28%

Non-interest-earning assets:
Cash and due from banks	63,274,729			63,922,778			60,043,692
Other non-interest-earning assets	25,340,810			21,337,859			19,995,576
Allowance for loan losses	(967,519)			(836,474)			(764,695)

Total non-interest-earning assets	87,648,020			84,424,163			79,274,573

Total assets	¥258,629,918			¥235,205,589			¥218,992,090

Total assets attributable to foreign offices	32.0%			25.2%			25.0%

	For the fiscal year ended March 31,
	2023			2022				2021
	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate		Average balance	Interest expense	Average rate

	(In millions, except percentages)
Interest-bearing liabilities:
Deposits:
Domestic offices	¥101,243,116	¥99,999	0.10%	¥97,534,028	¥8,531	0.01%		¥91,029,016	¥16,601	0.02%
Foreign offices	38,080,063	968,751	2.54%	28,176,552	93,460	0.33%		28,285,386	163,309	0.58%

Total	139,323,179	1,068,750	0.77%	125,710,580	101,991	0.08%		119,314,402	179,910	0.15%

Call money and bills sold, repurchase agreements and cash collateral on securities lent:
Domestic offices	11,764,350	108,498	0.92%	11,403,604	(626)	(0.01%	)	10,969,751	(5,511)	(0.05%)
Foreign offices	7,620,598	190,693	2.50%	6,204,348	7,652	0.12%		4,494,568	14,397	0.32%

Total	19,384,948	299,191	1.54%	17,607,952	7,026	0.04%		15,464,319	8,886	0.06%

Trading liabilities (1) :
Domestic offices	2,786,212	19,889	0.71%	2,372,402	23,065	0.97%		1,719,417	13,617	0.79%
Foreign offices	314,020	8,767	2.79%	187,569	2,773	1.48%		99,055	1,044	1.05%

Total	3,100,232	28,656	0.92%	2,559,971	25,838	1.01%		1,818,472	14,661	0.81%

Financial liabilities designated at fair value through profit or loss (2) :
Domestic offices	87,941	113	0.13%	54,090	22	0.04%		8,630	(1)	(0.01%)
Foreign offices	246,968	477	0.19%	230,771	(345)	(0.15%	)	64,547	(182)	(0.28%)

Total	334,909	590	0.18%	284,861	(323)	(0.11%	)	73,177	(183)	(0.25%)

Borrowings and other interest-bearing liabilities:
Domestic offices	16,888,382	67,692	0.40%	20,273,371	31,957	0.16%		17,180,319	40,822	0.24%
Foreign offices	1,152,211	109,145	9.47%	548,899	18,267	3.33%		629,705	22,609	3.59%

Total	18,040,593	176,837	0.98%	20,822,270	50,224	0.24%		17,810,024	63,431	0.36%

Commercial Paper:
Domestic offices	707,581	37	0.01%	489,173	17	0.00%		658,532	73	0.01%
Foreign offices	2,261,246	45,274	2.00%	2,014,393	2,188	0.11%		1,630,388	5,999	0.37%

Total	2,968,827	45,311	1.53%	2,503,566	2,205	0.09%		2,288,920	6,072	0.27%

Bonds:
Domestic offices	8,421,651	314,136	3.73%	8,580,141	99,154	1.16%		9,106,135	100,914	1.11%
Foreign offices	303,571	13,866	4.57%	84,274	5,146	6.11%		48,275	2,219	4.60%

Total	8,725,222	328,002	3.76%	8,664,415	104,300	1.20%		9,154,410	103,133	1.13%

Premiums for deposit insurance:
Domestic offices	—	20,696	—	—	36,222	—		—	34,192	—
Foreign offices	—	2,219	—	—	1,748	—		—	1,621	—

Total	—	22,915	—	—	37,970	—		—	35,813	—

Total interest-bearing liabilities:
Domestic offices	141,899,233	631,060	0.44%	140,706,809	198,342	0.14%		130,671,800	200,707	0.15%
Foreign offices	49,978,677	1,339,192	2.68%	37,446,806	130,889	0.35%		35,251,924	211,016	0.60%

Total	191,877,910	¥1,970,252	1.03%	178,153,615	¥329,231	0.18%		165,923,724	¥411,723	0.25%

Non-interest-bearing liabilities:
Non-interest-bearing demand deposits	32,230,705			29,116,236				27,006,450
Other non-interest-bearing liabilities	21,254,281			15,295,178				14,142,331

Total non-interest-bearing liabilities	53,484,986			44,411,414				41,148,781

Total equity	13,267,022			12,640,560				11,919,585

Total equity and liabilities	¥258,629,918			¥235,205,589				¥218,992,090

Total liabilities attributable to foreign offices	24.4%			19.1%				19.8%
Net interest income and interest rate spread		¥1,763,638	1.15%		¥1,440,228	0.99%			¥1,380,960	1.03%

Net interest income as a percentage of total interest-earning assets			1.03%			0.96%				0.99%

(1)	The net amount of interest income on trading assets and interest expense on trading liabilities is reported as net trading income in our consolidated income statements.
(2)
Interest income and expense on financial assets and liabilities at fair value through profit or loss are reported in net income from financial assets and liabilities at fair value through profit or loss in our consolidated income statements.

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
Analysis of Net Interest Income
The following tables show the changes to our net interest income attributable to changes in the volume and changes in the rates for the fiscal year ended March 31, 2023 compared to the fiscal year ended March 31, 2022 and for the fiscal year ended March 31, 2022 compared to the fiscal year ended March 31, 2021.
Changes attributable to the combined impact of changes in the rates and the volume have been allocated proportionately to the changes in the volume and changes in the rates.

	Fiscal year ended March 31, 2023 compared to fiscal year ended March 31, 2022 Increase / (decrease)			Fiscal year ended March 31, 2022 compared to fiscal year ended March 31, 2021 Increase / (decrease)
	Volume	Rate	Net change	Volume	Rate	Net change

	(In millions)
Interest income:
Interest-earning deposits with other banks:
Domestic offices	¥(178)	¥6,848	¥6,670	¥29	¥(70)	¥(41)
Foreign offices	10,234	272,756	282,990	7,016	(4,342)	2,674

Total	10,056	279,604	289,660	7,045	(4,412)	2,633

Call loans and bills bought, reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	(43)	30,951	30,908	(206)	(2,238)	(2,444)
Foreign offices	23,196	55,981	79,177	3,647	(5,911)	(2,264)

Total	23,153	86,932	110,085	3,441	(8,149)	(4,708)

Trading assets (1) and financial assets at fair value through profit or loss (2) :
Domestic offices	(1,354)	(2,122)	(3,476)	3,766	2,109	5,875
Foreign offices	12,252	7,233	19,485	2,346	1,271	3,617

Total	10,898	5,111	16,009	6,112	3,380	9,492

Investment securities:
Domestic offices	(3,614)	44,472	40,858	9,821	(14,079)	(4,258)
Foreign offices	16,896	37,063	53,959	(4,249)	5,062	813

Total	13,282	81,535	94,817	5,572	(9,017)	(3,445)

Loans and advances:
Domestic offices	35,683	137,823	173,506	(6,242)	(11,946)	(18,188)
Foreign offices	353,683	926,671	1,280,354	40,322	(49,330)	(9,008)

Total	389,366	1,064,494	1,453,860	34,080	(61,276)	(27,196)

Total interest income:
Domestic offices	30,494	217,972	248,466	7,168	(26,224)	(19,056)
Foreign offices	416,261	1,299,704	1,715,965	49,082	(53,250)	(4,168)

Total	¥446,755	¥1,517,676	¥1,964,431	¥56,250	¥(79,474)	¥(23,224)

	Fiscal year ended March 31, 2023 compared to fiscal year ended March 31, 2022 Increase / (decrease)			Fiscal year ended March 31, 2022 compared to fiscal year ended March 31, 2021 Increase / (decrease)
	Volume	Rate	Net change	Volume	Rate	Net change

	(In millions)
Interest expense:
Deposits:
Domestic offices	¥385	¥91,083	¥91,468	¥1,220	¥(9,290)	¥(8,070)
Foreign offices	43,596	831,695	875,291	(629)	(69,220)	(69,849)

Total	43,981	922,778	966,759	591	(78,510)	(77,919)

Call money and bills sold, repurchase agreements and cash collateral on securities lent:
Domestic offices	(35)	109,159	109,124	(209)	5,094	4,885
Foreign offices	2,083	180,958	183,041	4,177	(10,922)	(6,745)

Total	2,048	290,117	292,165	3,968	(5,828)	(1,860)

Trading liabilities (1) :
Domestic offices	3,590	(6,766)	(3,176)	5,893	3,555	9,448
Foreign offices	2,588	3,406	5,994	1,190	539	1,729

Total	6,178	(3,360)	2,818	7,083	4,094	11,177

Financial liabilities designated at fair value through profit or loss (2) :
Domestic offices	20	71	91	7	16	23
Foreign offices	(23)	845	822	(282)	119	(163)

Total	(3)	916	913	(275)	135	(140)

Borrowings and other interest-bearing liabilities:
Domestic offices	(6,230)	41,965	35,735	6,556	(15,421)	(8,865)
Foreign offices	33,925	56,953	90,878	(2,767)	(1,575)	(4,342)

Total	27,695	98,918	126,613	3,789	(16,996)	(13,207)

Commercial Paper:
Domestic offices	—	20	20	(13)	(43)	(56)
Foreign offices	305	42,781	43,086	1,170	(4,981)	(3,811)

Total	305	42,801	43,106	1,157	(5,024)	(3,867)

Bonds:
Domestic offices	(1,872)	216,854	214,982	(5,986)	4,226	(1,760)
Foreign offices	10,320	(1,600)	8,720	2,033	894	2,927

Total	8,448	215,254	223,702	(3,953)	5,120	1,167

Premiums for deposit insurance:
Domestic offices	(15,526)	—	(15,526)	2,030	—	2,030
Foreign offices	471	—	471	127	—	127

Total	(15,055)	—	(15,055)	2,157	—	2,157

Total interest expense:
Domestic offices	(19,668)	452,386	432,718	9,498	(11,863)	(2,365)
Foreign offices	93,265	1,115,038	1,208,303	5,019	(85,146)	(80,127)

Total	¥73,597	¥1,567,424	¥1,641,021	¥14,517	¥(97,009)	¥(82,492)

Net interest income:
Domestic offices	¥50,162	¥(234,414)	¥(184,252)	¥(2,330)	¥(14,361)	¥(16,691)
Foreign offices	322,996	184,666	507,662	44,063	31,896	75,959

Total	¥373,158	¥(49,748)	¥323,410	¥41,733	¥17,535	¥59,268

(1)	The net amount of interest income on trading assets and interest expense on trading liabilities is reported as net trading income in our consolidated income statements.
(2)
Interest income and expense on financial assets and liabilities at fair value through profit or loss are reported in net income from financial assets and liabilities at fair value through profit or loss in our consolidated income statements.

II.	Investments in Debt Securities
The following table shows weighted average yields by maturity of debt instruments at amortized cost and debt instruments at fair value through other comprehensive income at March 31, 2023. Weighted average yields are calculated based on amortized cost. Yields on tax-exempt
obligations have not been calculated on a tax equivalent basis because the effect of such a calculation would not be material.

	At March 31, 2023
	Not later than one year	Later than one year and not later than five years	Later than five years and not later than ten years	Later than ten years	Total
Debt instruments at amortized cost:
Domestic:
Japanese government bonds	—	0.03%	—	—	0.03%
Japanese municipal bonds	—	0.19%	0.09%	—	0.17%
Total domestic	—	0.11%	0.09%	—	0.11%
Foreign:
Bonds issued by other governments and official institutions (1)	5.58%	5.01%	6.29%	—	5.45%
Other debt instruments	6.09%	5.91%	—	—	6.02%
Total foreign	5.59%	5.05%	6.29%	—	5.46%
Total	5.59%	0.68%	0.49%	—	1.70%
Debt instruments at fair value through other comprehensive income:
Domestic:
Japanese government bonds	(0.10%)	(0.08%)	(0.09%)	0.24%	(0.08%)
Japanese municipal bonds	0.07%	0.02%	0.13%	0.17%	0.10%
Japanese corporate bonds	0.22%	0.07%	0.14%	0.39%	0.24%
Other debt instruments	0.00%	—	—	—	0.00%
Total domestic	(0.10%)	(0.06%)	0.11%	0.32%	(0.03%)
Foreign:
U.S. Treasury and other U.S. government agency bonds	2.41%	1.64%	1.31%	—	1.62%
Bonds issued by other governments and official institutions (1)	1.57%	1.89%	1.67%	(0.02%)	1.49%
Mortgage-backed securities	—	4.10%	4.47%	4.21%	4.21%
Other debt instruments	3.48%	3.65%	0.15%	1.14%	3.32%
Total foreign	1.91%	1.79%	1.36%	3.75%	2.17%
Total	0.57%	0.91%	0.91%	2.99%	1.03%

(1)	Bonds issued by governments and official institutions excluding U.S. Treasury and other U.S. government agencies.

III.	Loan Portfolio
Maturities and Sensitivities of Loans and Advances to Changes in Interest Rates
The following table shows the maturities of loans and advances by the domicile and industry type of the borrower at March 31, 2023. The classification of loans and advances by industry is based on the industry segment loan classification as defined by the Bank of Japan (“BOJ”) for regulatory reporting purposes.

	Maturity
	Not later than one year	Later than one year and not later than five years	Later than five years and not later than fifteen years	Later than fifteen years	Total

	(In millions)
Domestic:
Manufacturing	¥5,143,609	¥4,232,131	¥931,036	¥347,904	¥10,654,680
Agriculture, forestry, fisheries and mining	177,067	142,097	59,847	690	379,701
Construction	469,001	340,951	120,002	19,472	949,426
Transportation, communications and public enterprises	2,045,853	2,581,883	1,442,334	394,280	6,464,350
Wholesale and retail	3,464,620	2,033,249	459,086	186,359	6,143,314
Finance and insurance	2,175,317	1,503,499	222,555	209	3,901,580
Real estate and goods rental and leasing	3,013,958	7,818,702	3,977,653	794,199	15,604,512
Services	1,610,421	2,007,571	1,097,847	180,925	4,896,764
Municipalities	218,501	309,785	147,665	11,655	687,606
Lease financing	5,826	4,050	2,836	—	12,712
Consumer	3,705,057	3,471,737	3,870,182	4,839,511	15,886,487
Others	1,805,756	254,087	48,831	773	2,109,447

Total domestic	23,834,986	24,699,742	12,379,874	6,775,977	67,690,579

Foreign:
Public sector	12,698	245,977	28,514	4,049	291,238
Financial institutions	3,589,037	4,271,237	1,372,522	50,453	9,283,249
Commerce and industry	11,159,162	13,323,415	5,211,820	674,865	30,369,262
Lease financing	18,602	121,662	104,455	50,480	295,199
Others	1,122,809	2,793,910	1,085,377	212,204	5,214,300

Total foreign	15,902,308	20,756,201	7,802,688	992,051	45,453,248

Total	¥39,737,294	¥45,455,943	¥20,182,562	¥7,768,028	¥113,143,827

The above loans and advances due after one year which had predetermined interest rates and floating or adjustable interest rates at March 31, 2023 are shown in the following table:

	Predetermined rate	Floating or adjustable rate	Total

	(In millions)
Domestic:
Manufacturing	¥1,608,582	¥3,902,489	¥5,511,071
Agriculture, forestry, fisheries and mining	12,643	189,991	202,634
Construction	127,266	353,159	480,425
Transportation, communications and public enterprises	1,475,060	2,943,437	4,418,497
Wholesale and retail	759,191	1,919,503	2,678,694
Finance and insurance	286,875	1,439,388	1,726,263
Real estate and goods rental and leasing	4,441,588	8,148,966	12,590,554
Services	874,187	2,412,156	3,286,343
Municipalities	219,046	250,059	469,105
Lease financing	6,886	—	6,886
Consumer	3,821,018	8,360,412	12,181,430
Others	224,646	79,045	303,691

Total domestic	13,856,988	29,998,605	43,855,593

Foreign:
Public sector	677	277,863	278,540
Financial institutions	541,122	5,153,090	5,694,212
Commerce and industry	3,231,967	15,978,133	19,210,100
Lease financing	244,002	32,595	276,597
Others	540,146	3,551,345	4,091,491

Total foreign	4,557,914	24,993,026	29,550,940

Total	¥18,414,902	¥54,991,631	¥73,406,533

IV.	Allowance for Credit Losses
The following table shows allowance for credit losses to total loans outstanding at each period end for the fiscal years ended March 31, 2023, 2022 and 2021.

	For the fiscal year ended March 31,
	2023	2022	2021

	(In millions, except percentages)
Allowance for loan losses	¥864,114	¥993,054	¥849,287
Loans and advances	¥113,143,827	¥105,953,699	¥98,825,555
Ratio of allowance for loan losses to loans and advances	0.76%	0.94%	0.86%
The following table shows net charge-offs during the period to average loans outstanding during the period for the fiscal years ended March 31, 2023, 2022 and 2021.

	For the fiscal year ended March 31,
	2023	2022	2021

	(In millions, except percentages)
Net charge-offs during the period	¥293,336	¥153,150	¥148,802
Average loans outstanding during the period	¥113,400,905	¥98,155,605	¥96,881,853
Ratio of net charge-offs to average loans outstanding during the period	0.26%	0.16%	0.15%

The following table shows an analysis of our loan loss experience by the borrower’s domicile and industry type at March 31, 2023, 2022 and 2021.

	For the fiscal year ended March 31,
	2023		2022		2021
	Net charge- offs during the period	Ratio of net charge-offs to average loans outstanding during the period	Net charge- offs during the period	Ratio of net charge-offs to average loans outstanding during the period	Net charge- offs during the period	Ratio of net charge-offs to average loans outstanding during the period

	(In millions, except percentages)
Domestic:
Manufacturing	¥147,575	1.41%	¥14,584	0.15%	¥2,257	0.02%
Agriculture, forestry, fisheries and mining	—	—%	5,461	1.85%	—	—%
Construction	442	0.04%	378	0.04%	377	0.04%
Transportation, communications and public enterprises	6,451	0.10%	604	0.01%	492	0.01%
Wholesale and retail	8,020	0.13%	3,533	0.06%	3,515	0.06%
Finance and insurance	5	0.00%	—	—%	9	0.00%
Real estate and goods rental and leasing	100	0.00%	190	0.00%	174	0.00%
Services	3,253	0.07%	3,762	0.08%	2,109	0.04%
Consumer	82,010	0.53%	89,542	0.60%	76,940	0.51%
Others	357	0.02%	510	0.02%	228	0.01%

Total domestic	248,213	0.38%	118,564	0.19%	86,101	0.14%

Foreign:	45,123	0.09%	34,586	0.09%	62,701	0.18%

Total	¥293,336	0.26%	¥153,150	0.16%	¥148,802	0.15%

V.	Deposits
The following table shows the average amount of, and the average rate paid on, the following deposit categories for the fiscal years ended March 31, 2023, 2022 and 2021.

	For the fiscal year ended March 31
	2023		2022		2021
	Average amount	Average rate	Average amount	Average rate	Average amount	Average rate

	(In millions, except percentages)
Domestic offices:
Non-interest-bearing demand deposits	¥29,468,962	—	¥27,268,871	—	¥25,395,340	—
Interest-bearing demand deposits	69,154,600	0.00%	65,657,246	0.00%	61,285,196	0.00%
Deposits at notice	767,795	0.00%	797,908	0.00%	803,286	0.00%
Time deposits	17,474,088	0.03%	17,733,387	0.03%	17,806,212	0.04%
Negotiable certificates of deposit	4,626,441	0.00%	5,228,231	0.00%	3,630,478	0.01%
Others	9,220,192	1.02%	8,117,256	0.03%	7,503,844	0.12%

Total domestic offices	130,712,078		124,802,899		116,424,356

Foreign offices:
Non-interest-bearing demand deposits	2,761,743	—	1,847,365	—	1,611,110	—
Interest-bearing demand deposits	4,957,671	1.86%	4,088,493	0.43%	3,456,953	0.30%
Deposits at notice	13,579,493	2.37%	10,613,593	0.01%	10,794,516	0.23%
Time deposits	9,819,996	2.96%	6,930,976	0.79%	8,056,423	1.18%
Negotiable certificates of deposit	9,501,520	2.76%	6,346,824	0.30%	5,833,985	0.58%
Others	221,383	0.72%	196,666	0.12%	143,509	0.08%

Total foreign offices	40,841,806		30,023,917		29,896,496

Total	¥171,553,884		¥154,826,816		¥146,320,852

Deposits at notice represent interest-bearing demand deposits which require the depositor to give two or more days’ notice in advance of withdrawal.
The total amount of deposits by foreign depositors included in domestic offices for the fiscal years ended March 31, 2023 and 2022 were ¥3,366,448 million and ¥3,157,809 million, respectively.
Uninsured Deposits
The total estimated amounts of uninsured deposits which are the portion of deposit accounts that exceed the insurance limit and amounts in the other uninsured deposit accounts at March 31, 2023 and 2022 were ¥116,546,609 million and ¥108,759,206 million, respectively. In Japan, the Deposit Insurance Act implemented by the Deposit Insurance Corporation of Japan “DIC” protects depositors when deposit-taking institutions fail to meet their obligations by paying insurance money to depositors. The amount of coverage for deposits for payment and settlement purposes is full and deposits other than those is protected up to the principal amount of ¥10 million plus accrued interest per depositor. For additional information, refer to “Item 4.B. Business Overview -Regulations in Japan.”

At March 31, 2023, the amount and remaining maturities of uninsured time deposits and uninsured negotiable certificates of deposit are shown in the following table.

	At March 31, 2023
	Domestic offices	Foreign offices

	(In millions)
Uninsured time deposits:
Not later than three months	¥3,560,194	¥7,100,769
Later than three months and not later than six months	1,815,660	1,114,781
Later than six months and not later than one year	2,573,641	743,864
Later than one year	1,859,584	556,208

Total (1)	¥9,809,079	¥9,515,622

Uninsured negotiable certificates of deposit:
Not later than three months	¥4,141,734	¥4,939,043
Later than three months and not later than six months	183,241	2,295,966
Later than six months and not later than one year	41,226	894,850
Later than one year	100,000	429,225

Total	¥4,466,201	¥8,559,084

(1)	Time deposits in excess of the Federal Deposit Insurance Corporation insurance limit in U.S. office amounted to ¥6,374 million at March 31, 2023.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
The following consolidated financial statements and the reports thereon by its independent registered public accounting firm are filed as part of this annual report:

F-1

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Sumitomo Mitsui Financial Group, Inc.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Sumitomo Mitsui Financial Group, Inc. and subsidiaries (the Group) as of March 31, 2023 and 2022, the related consolidated income statement and consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three year period ended March 31, 2023 and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of March 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three year period ended March 31, 2023, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as of March 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated June 28 2023 expressed an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.
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

Assessment of the allowance for loan losses for SMBC’s corporate loans
As discussed in Notes 2, 3, 10 and 46 to the consolidated financial statements, the Group’s allowance for loan losses (ALL) was ¥ 864,114 million on gross loans and advances of ¥ 113,143,827 million as of March 31, 2023. Included in such balances are corporate loans of Sumitomo Mitsui Banking Corporation (SMBC), a commercial banking subsidiary. The ALL for SMBC’s corporate loans is estimated based on the expected credit loss (ECL), utilizing internal credit ratings (obligor grades), and incorporating forward-looking information into the ECL measurement by obligor grading through a qualitative assessment, macroeconomic factors, and additional ALL adjustments to capture portfolio-specific risk factors. For individually significant credit-impaired financial assets, a discounted cash flow (DCF) method is used to estimate the ALL, where cash flow streams of multiple scenarios are probability-weighted.
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
In the assessment of these elements, the economic uncertainty arising from the situation in Russia and Ukraine, the impact of global monetary tightening, and the subsequent effects following the mitigation of the
COVID-19
pandemic were considered, including:

•
the prolonged impact of sanctions imposed by the Japanese government and authorities in several other jurisdictions as well as Russia’s measures to defend its economy and mitigate the effect of the sanctions, specifically a deterioration of the credit condition of Russia and the prolonged difficulty in collecting some of the repayment funds from Russian customers through remittances out of Russia due to the orders by the Russian authorities

•	the effect of the rising interest rates in foreign countries due to global monetary tightening

•	the consideration of the termination of the government support measures and the establishment of new life-styles in relation to the pandemic.
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

•
assessing the feasibility of the customers’ business performance projections, through (i) comparing the underlying assumptions with available external information regarding the industry outlook, (ii) evaluating the reasonableness of the stress cases considered, and (iii) reviewing the current progress against the projections

•
analyzing the impact of economic sanctions targeting Russia and the countermeasures implemented by the Russian government on the customers’ repayment capacity and financial conditions, through the analysis of the current repayment situation

•	analyzing the customers’ business performance and liquidity positions, for which we considered the effect of the trends in inflation and interest rates overseas

•
analyzing the customers’ business performance projections and liquidity positions, for which we considered the effect of the termination of the government support measures and the establishment of new life-styles in relation to the pandemic.

We evaluated the adjustments to the ALL to incorporate macroeconomic factors and portfolio-specific risk factors including the economic uncertainty due to the situation in Russia and Ukraine, the impact of global monetary tightening, and the subsequent effects following the mitigation of the pandemic, through (i) assessing the reasonableness of the methodologies by reviewing macroeconomic scenario analysis and portfolio-specific credit cost estimation and also reperforming a retrospective review, and (ii) assessing the key assumptions and inputs underlying the adjustments by:

•	reviewing top risks identified by managament and available external data on relevant macroeconomic scenarios such as GDP outlook, and industry-specific economic trends

•
analyzing the prolonged effect of economic sanctions targeting Russia and the countermeasures implemented by the Russian government as well as a deterioration of the credit condition of Russia through the assessment of the past due risk and loan modification risk for Russian customers, including the analysis of the observed trends in the repayment of Russian government and corporates

•
evaluating the credit risk implications from the prolonged difficulty in collecting some of the repayment funds from Russian customers through remittances out of Russia due to the orders by the Russian authorities

•
evaluating the impact of global monetary tightening, including the assessment of the consistency of the underlying assumptions of interest rate and industry outlook with available external data regarding those economic factors

•
analyzing the effect of the termination of the government support measures and the establishment of new life-styles in relation to the pandemic through (i) comparing the current sales by industry against those of pre COVID-19, (ii) assessing observed trends in internal credit ratings, (iii) reviewing the level of the ability to cover debt servicing costs, and (iv) assessing the consistency of the underlying assumptions of industry outlook with available external data regarding the economic trends.

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
Goodwill impairment assessment related to SMBC Nikko Securities Inc.
As discussed in Notes 2, 3 and 14 to the consolidated financial statements, the Group’s intangible assets were ¥905,028 million as of March 31, 2023, which included ¥272,006 million of goodwill. All of the carrying value of goodwill related to the acquisition of shares of SMBC Nikko Securities Inc. (SMBC Nikko Securities) was impaired as of March 31, 2023 and an impairment loss of ¥109,629 million related to the goodwill was recorded for the fiscal year ended March 31, 2023. The Group performs at least annually goodwill impairment testing. To determine whether an impairment shall be recognized, the carrying amount of a cash-generating unit is compared to its recoverable amount. If the recoverable amount of the cash-generating unit is less than its carrying amount, the carrying amount of the cash-generating unit is reduced to its recoverable amount, and this reduction is recognized as an impairment loss. The recoverable amount of a cash-generating unit is the higher of its fair value less costs to sell and its value in use. The value in use is determined based on the estimated future cash flows, including the growth rate, and the pre-tax discount rate for the cash-generating unit. The estimated future cash flows are based on financial plans that took into account the current economic and regulatory environment, direction of the regulations and business forecasts. The key assumptions for the financial plans are those regarding departmental sales projections and expense plannings. The growth rate used to estimate the cash flow projections beyond the period covered by the financial plan, which shall cover a maximum period of five years, are determined based on the expected long-term inflation rate and long-term average growth rates for the industry in which the cash-generating unit operates. The pre-tax discount rate is determined based on the Capital Asset Pricing Model ("CAPM"). The risk-free interest rate, the market risk premium and the beta factor that were used in the CAPM are determined based on market data and other external sources of information. The beta factor is determined based on a respective group of the peer companies.
We identified the estimation of the value in use for the SMBC Nikko Securities unit in the goodwill impairment assessment as a critical audit matter. A high degree of audit effort, including specialized skills and knowledge, and subjective and complex auditor judgment was involved in the assessment of the value in use due to significant measurement uncertainty. Specifically, the assessment of the value in use involved an evaluation of (1) the future cashflows and related key assumptions, including departmental sales projections and expense plannings used to determine the financial plan which is the basis of the estimated future cash flows, (2) the growth rate and related key assumptions, including the expected long-term inflation rate and long-term average growth rates for the industry in which the cash-generating unit operates used to determine the growth rate, and (3) the pre-tax discount rate and related key assumptions, including the market risk premium and the beta factor, and the CAPM used to determine the pre-tax discount rate.
The following are the primary procedures we performed to address the critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the development of the estimated future cash flows used to calculate the value in use estimate and the determination of the growth rate and pre-tax discount rate used to calculate the value in use estimate. We assessed the estimated future cash flows used to calculate the value in use estimate by (1) comparing the Group’s financial plans related to the SMBC Nikko Securities unit in the prior years to the actual results to evaluate the effectiveness of the Group’s ability to forecast and (2) evaluating the reasonableness of the financial plan used to calculate the value in use estimate through evaluating the consistency of the departmental sales projections and expense plannings used to prepare the financial plan with the actual financial performance in the past, the current and forecasted market conditions and environment, the economic trends and the regulatory environment. We involved valuation professionals with specialized industry knowledge and skills to evaluate the growth rate used to calculate the value in use estimate by comparing the expected long-term inflation rate and long-term average growth rates for the industry in which the cash-generating unit operated to available market outlook data, and current market conditions and environment. In addition, we involved valuation professionals with specialized industry knowledge and skills to evaluate the pre-tax discount rate used to calculate the value in use estimate by (1) comparing the CAPM used to determine the pre-tax discount rate to standard methods used for securities companies and (2) evaluating the consistency of the market risk premium and the beta factor used in the CAPM with the historical market data, and current market conditions and environment.
/s/ KPMG AZSA LLC
We have served as the Group’s auditor since 1976.
Tokyo, Japan
June 28, 202
3

F-
7

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Sumitomo Mitsui Financial Group, Inc.:
Opinion on Internal Control Over Financial Reporting
We have audited Sumitomo Mitsui Financial Group, Inc. and subsidiaries’ (the Group) internal control over financial reporting as of March 31, 2023, based on criteria established in
Internal Control—Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of March 31, 2023, based on criteria established in
Internal Control—Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Group as of March 31, 2023 and 2022, and the related consolidated income statement and consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2023, and the related notes (collectively, the consolidated financial statements), and our report dated June 28, 2023 expressed an unqualified opinion on those consolidated financial statements.
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

F-
8

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ KPMG AZSA LLC
Tokyo, Japan
June 28, 202
3

F-
9

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statements of Financial Position

		At March 31,
	Note	2023	2022

		(In millions)
Assets:
Cash and deposits with banks	5	¥76,465,511	¥75,697,521
Call loans and bills bought		5,684,812	1,965,135
Reverse repurchase agreements and cash collateral on securities borrowed		11,024,084	11,303,930
Trading assets	6	4,585,915	3,736,296
Derivative financial instruments	7	8,649,947	6,443,748
Financial assets at fair value through profit or loss	8	1,488,239	1,695,585
Investment securities	9	27,595,598	32,749,405
Loans and advances	10	111,891,134	104,635,815
Investments in associates and joint ventures	11	1,141,250	1,009,738
Property, plant and equipment	12	1,832,241	1,762,996
Intangible assets	14	905,028	992,849
Other assets	15	6,167,202	6,063,907
Current tax assets		190,267	44,941
Deferred tax assets	23	65,810	58,981

Total assets		¥257,687,038	¥248,160,847

Liabilities:
Deposits	16	¥172,927,810	¥162,593,492
Call money and bills sold		2,569,056	1,130,000
Repurchase agreements and cash collateral on securities lent		17,786,026	20,113,162
Trading liabilities	17	3,291,089	3,181,992
Derivative financial instruments	7	10,496,855	6,966,336
Financial liabilities designated at fair value through profit or loss	18	414,106	455,734
Borrowings	19	15,371,801	20,584,651
Debt securities in issue	20	11,984,994	11,428,437
Provisions	21	247,344	227,784
Other liabilities	22	8,703,413	8,386,774
Current tax liabilities		41,649	51,513
Deferred tax liabilities	23	315,930	259,280

Total liabilities		244,150,073	235,379,155

Equity:
Capital stock	25	2,342,537	2,341,878
Capital surplus	25	645,774	645,382
Retained earnings	25	7,199,479	6,434,605
Treasury stock	25	(151,799)	(13,403)

Equity excluding other reserves		10,035,991	9,408,462
Other reserves	25	2,629,000	2,546,294

Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.		12,664,991	11,954,756
Non-controlling interests		106,172	93,325
Equity attributable to other equity instruments holders	26	765,802	733,611

Total equity		13,536,965	12,781,692

Total equity and liabilities		¥257,687,038	¥248,160,847

The accompanying notes are an integral part of the Consolidated Financial
Statements
.

F-
10

Consolidated Income Statements

		For the fiscal year ended March 31,
	Note	2023	2022	2021

		(In millions, except per share data)
Interest income		¥3,696,076	¥1,747,654	¥1,780,370
Interest expense		1,941,006	303,716	397,245

Net interest income	27	1,755,070	1,443,938	1,383,125

Fee and commission income		1,262,734	1,248,225	1,174,382
Fee and commission expense		222,920	209,762	201,723

Net fee and commission income	28	1,039,814	1,038,463	972,659

Net trading income	29	626,043	280,339	237,746
Net income from financial assets and liabilities at fair value through profit or loss	30	173,311	200,249	280,012
Net investment income	31	15,611	65,744	153,820
Other income	32	180,827	108,727	138,223

Total operating income		3,790,676	3,137,460	3,165,585

Impairment charges on financial assets	33	148,464	279,978	282,486

Net operating income		3,642,212	2,857,482	2,883,099

General and administrative expenses	34	1,965,417	1,801,621	1,679,115
Other expenses	35	502,347	368,559	283,879

Operating expenses		2,467,764	2,170,180	1,962,994

Share of post-tax profit (loss) of associates and joint ventures		87,428	(10,838)	36,373

Profit before tax		1,261,876	676,464	956,478

Income tax expense	36	326,027	161,389	251,402

Net profit		¥935,849	¥515,075	¥705,076

Profit attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.		¥911,831	¥499,573	¥687,483
Non-controlling interests		12,708	4,771	4,471
Other equity instruments holders		11,310	10,731	13,122
Earnings per share:
Basic	37	¥668.12	¥364.46	¥501.73
Diluted	37	667.89	364.31	501.49

The accompanying notes are an integral part of the Consolidated Financial Statements.

F-
1
1

Consolidated Statements of Comprehensive Income

	For the fiscal year ended March 31,
	2023	2022	2021

	(In millions)
Net profit	¥935,849	¥515,075	¥705,076
Other comprehensive income:
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans:
Gains (losses) arising during the period, before tax	7,417	33,081	327,681
Equity instruments at fair value through other comprehensive income:
Gains (losses) arising during the period, before tax	77,223	102,183	1,183,628
Own credit on financial liabilities designated at fair value through profit or loss:
Gains (losses) arising during the period, before tax	12,847	5,729	(4,981)
Share of other comprehensive income (loss) of associates and joint ventures	(245)	944	6,375
Income tax relating to items that will not be reclassified	(29,387)	(43,341)	(465,333)

Total items that will not be reclassified to profit or loss, net of tax	67,855	98,596	1,047,370
Items that may be reclassified subsequently to profit or loss:
Debt instruments at fair value through other comprehensive income:
Gains (losses) arising during the period, before tax	(341,532)	(512,814)	(186,656)
Reclassification adjustments for (gains) losses included in net profit, before tax	94,803	113,334	(79,711)
Exchange differences on translating foreign operations:
Gains (losses) arising during the period, before tax	304,252	404,292	86,842
Reclassification adjustments for (gains) losses included in net profit, before tax	5,385	192	446
Share of other comprehensive income (loss) of associates and joint ventures	30,660	30,891	2,960
Income tax relating to items that may be reclassified	76,369	113,538	82,405

Total items that may be reclassified subsequently to profit or loss, net of tax	169,937	149,433	(93,714)

Other comprehensive income, net of tax	237,792	248,029	953,656

Total comprehensive income	¥1,173,641	¥763,104	¥1,658,732

Total comprehensive income attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥1,149,318	¥746,012	¥1,640,700
Non-controlling interests	13,013	6,361	4,910
Other equity instruments holders	11,310	10,731	13,122

The accompanying notes are an integral part of the Consolidated Financial Statements.

F-
1
2

Consolidated Statements of Changes in Equity

	Equity excluding other reserves				Other reserves
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Remeasure- ments of defined benefit plans reserve	Financial instruments at fair value through other comprehensive income reserve	Own credit on financial liabilities designated at fair value through profit or loss reserve	Exchange differences on translating foreign operations reserve	Equity attributable to SMFG’s shareholders	Non- controlling interests	Equity attributable to other equity instruments holders	Total equity

	(In millions)
Balance at April 1, 2020	¥2,339,965	¥728,551	¥5,609,854	¥(13,984)	¥(2,553)	¥1,500,013	¥—	¥28,260	¥10,190,106	¥60,296	¥684,476	¥10,934,878

Comprehensive income:
Net profit	—	—	687,483	—	—	—	—	—	687,483	4,471	13,122	705,076
Other comprehensive income	—	—	—	—	228,376	642,910	(3,455)	85,386	953,217	439	—	953,656

Total comprehensive income	—	—	687,483	—	228,376	642,910	(3,455)	85,386	1,640,700	4,910	13,122	1,658,732

Issuance of shares under share-based payment transactions	1,309	1,309	—	—	—	—	—	—	2,618	—	—	2,618
Issuance of other equity instruments	—	—	—	—	—	—	—	—	—	—	99,943	99,943
Acquisition and disposal of subsidiaries and businesses-net	—	—	—	—	—	—	—	—	—	2,351	—	2,351
Transaction with non-controlling interest shareholders	—	(107)	—	—	—	—	—	—	(107)	212	—	105
Share of changes in capital surplus of associates and joint ventures	—	(5,921)	—	—	—	—	—	—	(5,921)	—	—	(5,921)
Dividends to shareholders	—	—	(267,144)	—	—	—	—	—	(267,144)	(1,245)	—	(268,389)
Coupons on other equity instruments	—	—	—	—	—	—	—	—	—	—	(13,122)	(13,122)
Redemption of other equity instruments	—	(36)	—	—	—	—	—	—	(36)	—	(129,964)	(130,000)
Purchases of other equity instruments and sales of other equity instruments-net	—	—	—	—	—	—	—	—	—	—	(5,919)	(5,919)
Purchases of treasury stock	—	—	—	(62)	—	—	—	—	(62)	—	—	(62)
Sales of treasury stock	—	—	—	347	—	—	—	—	347	—	—	347
Loss on sales of treasury stock	—	—	(65)	—	—	—	—	—	(65)	—	—	(65)
Share-based payment transactions	—	(1,201)	—	—	—	—	—	—	(1,201)	—	—	(1,201)
Transfer from other reserves to retained earnings	—	—	48,080	—	(11,412)	(36,668)	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—	—	1,855	—	1,855

Balance at March 31, 2021	¥2,341,274	¥722,595	¥6,078,208	¥(13,699)	¥214,411	¥2,106,255	¥(3,455)	¥113,646	¥11,559,235	¥68,379	¥648,536	¥12,276,150

Comprehensive income:
Net profit	—	—	499,573	—	—	—	—	—	499,573	4,771	10,731	515,075
Other comprehensive income	—	—	—	—	23,996	(208,128)	3,975	426,596	246,439	1,590	—	248,029

Total comprehensive income	—	—	499,573	—	23,996	(208,128)	3,975	426,596	746,012	6,361	10,731	763,104

Issuance of shares under share-based payment transactions	604	604	—	—	—	—	—	—	1,208	—	—	1,208
Issuance of other equity instruments	—	—	—	—	—	—	—	—	—	—	79,955	79,955
Acquisition and disposal of subsidiaries and businesses-net	—	—	—	—	—	—	—	—	—	17,141	—	17,141
Transaction with non-controlling interest shareholders	—	(334)	—	—	—	—	—	—	(334)	300	—	(34)
Share of changes in capital surplus of associates and joint ventures	—	5,097	—	—	—	—	—	—	5,097	—	—	5,097
Dividends to shareholders	—	—	(274,127)	—	—	—	—	—	(274,127)	(629)	—	(274,756)
Coupons on other equity instruments	—	—	—	—	—	—	—	—	—	—	(10,731)	(10,731)
Purchases of other equity instruments and sales of other equity instruments-net	—	—	—	—	—	—	—	—	—	—	5,120	5,120
Purchases of treasury stock	—	—	—	(75)	—	—	—	—	(75)	—	—	(75)
Sales of treasury stock	—	—	—	371	—	—	—	—	371	—	—	371
Loss on sales of treasury stock	—	—	(50)	—	—	—	—	—	(50)	—	—	(50)
Share-based payment transactions	—	87	—	—	—	—	—	—	87	—	—	87
Transfer from other reserves to retained earnings	—	—	131,002	—	(41,097)	(89,905)	—	—	—	—	—	—
Put options written on non-controlling interests	—	(82,667)	—	—	—	—	—	—	(82,667)	—	—	(82,667)
Others	—	—	(1)	—	—	—	—	—	(1)	1,773	—	1,772

Balance at March 31, 2022	¥2,341,878	¥645,382	¥6,434,605	¥(13,403)	¥197,310	¥1,808,222	¥520	¥540,242	¥11,954,756	¥93,325	¥733,611	¥12,781,692

F-1
3

	Equity excluding other reserves				Other reserves
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Remeasure- ments of defined benefit plans reserve	Financial instruments at fair value through other comprehensive income reserve	Own credit on financial liabilities designated at fair value through profit or loss reserve	Exchange differences on translating foreign operations reserve	Equity attributable to SMFG’s shareholders	Non- controlling interests	Equity attributable to other equity instruments holders	Total equity

	(In millions)
Balance at March 31, 2022	¥2,341,878	¥645,382	¥6,434,605	¥(13,403)	¥197,310	¥1,808,222	¥520	¥540,242	¥11,954,756	¥93,325	¥733,611	¥12,781,692
Comprehensive income:
Net profit	—	—	911,831	—	—	—	—	—	911,831	12,708	11,310	935,849
Other comprehensive income	—	—	—	—	5,153	(121,127)	8,913	344,548	237,487	305	—	237,792

Total comprehensive income	—	—	911,831	—	5,153	(121,127)	8,913	344,548	1,149,318	13,013	11,310	1,173,641

Issuance of shares under share-based payment transactions	659	659	—	—	—	—	—	—	1,318	—	—	1,318
Issuance of other equity instruments	—	—	—	—	—	—	—	—	—	—	116,940	116,940
Acquisition and disposal of subsidiaries and businesses-net	—	—	—	—	—	—	—	—	—	97	—	97
Transaction with non-controlling interest shareholders	—	(394)	—	—	—	—	—	—	(394)	1,453	—	1,059
Dividends to shareholders	—	—	(301,627)	—	—	—	—	—	(301,627)	(2,627)	—	(304,254)
Coupons on other equity instruments	—	—	—	—	—	—	—	—	—	—	(11,310)	(11,310)
Redemption of other equity instruments	—	(34)	—	—	—	—	—	—	(34)	—	(84,966)	(85,000)
Purchases of other equity instruments and sales of other equity instruments-net	—	—	—	—	—	—	—	—	—	—	217	217
Purchases of treasury stock	—	—	—	(138,840)	—	—	—	—	(138,840)	—	—	(138,840)
Sales of treasury stock	—	—	—	444	—	—	—	—	444	—	—	444
Loss on sales of treasury stock	—	—	(111)	—	—	—	—	—	(111)	—	—	(111)
Share-based payment transactions	—	161	—	—	—	—	—	—	161	—	—	161
Transfer from other reserves to retained earnings	—	—	154,781	—	(42,879)	(111,902)	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—	—	911	—	911

Balance at March 31, 2023	¥2,342,537	¥645,774	¥7,199,479	¥(151,799)	¥159,584	¥1,575,193	¥9,433	¥884,790	¥12,664,991	¥106,172	¥765,802	¥13,536,965

The accompanying notes are an integral part of the Consolidated Financial Statements.

F-
1
4

Consolidated Statements of Cash Flows

	For the fiscal year ended March 31,
	2023	2022	2021
	(In millions)
Operating Activities:
Profit before tax	¥1,261,876	¥676,464	¥956,478
Adjustments for:
(Gains) losses on financial assets at fair value through profit or loss and investment securities	21,963	(69,521)	(321,635)
Foreign exchange gains	(684,581)	(666,606)	(567,088)
Provision for loan losses	138,176	269,060	277,085
Depreciation and amortization	322,337	321,205	310,100
Share of post-tax (profit) loss of associates and joint ventures	(87,428)	10,838	(36,373)
Net changes in assets and liabilities:
Net (increase) decrease of term deposits with original maturities over three months	951,419	733,091	(198,423)
Net (increase) decrease of call loans and bills bought	(3,673,298)	713,266	(1,575,396)
Net decrease of reverse repurchase agreements and cash collateral on securities borrowed	568,865	696,588	1,913,956
Net increase of loans and advances	(6,895,665)	(6,144,509)	(3,074,515)
Net change of trading assets and liabilities, derivative financial instruments, and financial liabilities designated at fair value through profit or loss	1,018,634	1,646,826	424,587
Net increase of deposits	9,574,826	6,097,718	16,707,952
Net increase (decrease) of call money and bills sold	1,433,307	(267,746)	(2,395,948)
Net increase (decrease) of repurchase agreements and cash collateral on securities lent	(2,583,712)	1,376,865	3,143,567
Net increase (decrease) of other unsubordinated borrowings and debt securities in issue	(5,286,295)	886,167	2,832,020
Income taxes paid—net	(386,659)	(268,730)	(135,708)
Other operating activities—net	(933,671)	(909,783)	61,700

Net cash and cash equivalents provided by (used in) operating activities	(5,239,906)	5,101,193	18,322,359

Investing Activities:
Purchases of financial assets at fair value through profit or loss and investment securities	(30,516,914)	(34,468,950)	(40,140,112)
Proceeds from sales of financial assets at fair value through profit or loss and investment securities	17,653,233	18,191,505	16,994,681
Proceeds from maturities of financial assets at fair value through profit or loss and investment securities	18,975,571	14,236,933	15,692,233
Acquisitions of the subsidiaries and businesses, net of cash and cash equivalents acquired	—	(215,694)	(3,570)
Investments in associates and joint ventures	(57,464)	(134,183)	(57,681)
Proceeds from sales of investments in associates and joint ventures	23,211	2,922	362
Purchases of property, plant and equipment	(87,989)	(81,367)	(111,642)
Purchases of intangible assets	(199,122)	(194,836)	(178,281)
Proceeds from sales of property, plant and equipment , investment properties and intangible assets	8,740	280	23,147
Other investing activities—net	(2)	(1)	1

Net cash and cash equivalents provided by (used in) investing activities	5,799,264	(2,663,391)	(7,780,862)

Financing Activities:
Redemption of subordinated borrowings	(48,000)	(15,000)	—
Proceeds from issuance of subordinated bonds	99,984	95,533	90,135
Redemption of subordinated bonds	—	(382,600)	(361,820)
Payments for the principal portion of lease liabilities	(90,601)	(95,816)	(95,586)
Proceeds from issuance of other equity instruments	116,940	79,955	99,943
Redemption of other equity instruments	(85,000)	—	(130,000)
Dividends paid to shareholders of Sumitomo Mitsui Financial Group, Inc.	(301,600)	(274,058)	(267,119)
Dividends paid to non-controlling interest shareholders	(2,627)	(629)	(1,245)
Coupons paid to other equity instruments holders	(11,310)	(10,731)	(13,122)
Purchases of treasury stock and proceeds from sales of treasury stock—net	(138,507)	246	220
Purchases of other equity instruments and proceeds from sales of other equity instruments—net	217	5,120	(5,919)
Transactions with non-controlling interest shareholders—net	956	119	100

Net cash and cash equivalents used in financing activities	(459,548)	(597,861)	(684,413)

Effect of exchange rate changes on cash and cash equivalents	900,472	955,315	488,072

Net increase of cash and cash equivalents	1,000,282	2,795,256	10,345,156
Cash and cash equivalents at beginning of period	74,343,953	71,548,697	61,203,541

Cash and cash equivalents at end of period	¥75,344,235	¥74,343,953	¥71,548,697

Net cash and cash equivalents provided by operating activities includes:
Interest and dividends received	¥3,639,559	¥1,943,386	¥1,955,515
Interest paid	1,793,559	300,683	435,205

The accompanying notes are an integral part of the Consolidated Financial Statements.

F-
1
5

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
The accompanying consolidated financial statements have been authorized for issue by the Management Committee on June 28, 2023.

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

F-1
6

Critical accounting estimates and judgments
The preparation of the consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the accounting policies. Actual results may differ from these estimates. The notes to the consolidated financial statements set out areas involving a higher degree of judgment or complexity, or areas where assumptions are significant to the consolidated financial statements, such as allowance for loan losses (Notes 10 and 33), fair value of financial instruments (Note 44), impairment of property, plant and equipment (Note 12), impairment of intangible assets (Note 14), provision for interest repayment (Note 21), retirement benefits (Note 24) and deferred tax assets (Note 23).
Refer to Note 3 “Critical Accounting Estimates and Judgments” for further information.
New and Amended Accounting Standards Adopted by the Group
During the fiscal year ended March 31, 2023, a number of amendments to standards have become effective; however, they have not resulted in any material changes to the Group’s accounting policies, except as described below.
International Tax Reform—Pillar Two Model Rules (Amendments to IAS 12)
In May 2023, the IASB issued amendments to IAS 12 “Income Taxes” to give entities temporary mandatory relief from accounting for deferred taxes arising from the Organization for Economic Co-operation and Development’s (“OECD”) international tax reform. The amendments are effective immediately upon their issue and retrospectively in accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors,” except for some targeted disclosure requirements which become effective for annual reporting periods beginning on or after January 1, 2023. The Group has applied the temporary exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.
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

F-1
7

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

F-1
8

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

9

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

F-
2
0

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
The financial assets mentioned above are initially recognized at fair value with transaction costs being recognized in profit or loss, and are subsequently measured at fair value. Gains and losses arising from changes in the fair values of trading assets and derivatives held for trading, and interest and dividend income on trading assets are included in “Net trading income” in the consolidated income statements. Gains or losses arising from financial assets mandatorily measured at FVPL are included in “Net income from financial assets and liabilities at fair value through profit or loss” in the consolidated income statements.
Additionally, financial assets measured at amortized cost or FVOCI can be designated at initial recognition to be measured at FVPL in order to eliminate or significantly reduce a measurement or recognition inconsistency. The Group does not make this designation.

F-2
1

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

F-2
2

The financial liabilities designated at FVPL are presented as “Financial liabilities designated at fair value through profit or loss” in the consolidated statements of financial position. Those liabilities are initially recognized at fair value with transaction costs being recognized in profit or loss, and are subsequently measured at fair value. The amount of changes in their fair values that is attributable to changes in own credit risk of the liabilities is recognized in other comprehensive income and subsequently not transferred to profit or loss. The amount of changes in their fair values except for the effects of changes in their own credit risk, gains or losses on derecognition and interest expense are included in “Net income from financial assets and liabilities at fair value through profit or loss” in the consolidated income statements.
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

F-2
3

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
The Group also applies “Interest Rate Benchmark Reform—Phase 2: Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16.” The amendments supplement the amendments to IFRS 9, IAS 39 “Financial Instruments: Recognition and Measurement” and IFRS 7 “Financial Instruments: Disclosures” issued in 2019 and focus on the effects on entities’ financial statements when entities replace the previous interest rate benchmark with an alternative interest rate benchmark as a result of the reform. The amendments provide a practical expedient for modifications of financial assets and financial liabilities required as a direct consequence of the reform and made on an economically equivalent basis. They also provide a temporary exception to specific hedge accounting requirements, and provide a relief when changes are made to hedge relationships as a result of the interest rate benchmark reform. The relief adopted by the Group is described below.

•	Hedge relationship
The Group has assumed that changes to the hedge designation and hedge documentation due to the interest rate benchmark reform would not constitute the discontinuation of the hedge relationship nor the designation of a new hedging relationship.
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

F-2
4

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
For the fiscal years ended March 31, 2023 and 2022, there were no transactions pursuant to repurchase agreements, securities lending transactions or other transactions involving the transfer of financial assets with an obligation to repurchase such transferred assets that were treated as sales and hence derecognized for accounting purposes.
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

F-2
5

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
The definition of default used for ECL recognition and measurement is consistent with that used for the Group’s internal credit risk management purposes. The Group manages credit risk with an internal credit rating system, which consists of the borrower categories of substandard borrowers, potentially bankrupt borrowers, virtually bankrupt borrowers, and bankrupt borrowers defined as default for ECL application (see Note 46 “Financial Risk Management”).

F-2
6

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
12-month
PDs developed to measure
12-month
ECL and the lifetime PDs developed to measure lifetime ECL, respectively, and considers forward-looking macroeconomic information. For financial assets at Stage 3, the Group applies the discounted cash flow (“DCF”) method for individually significant credit-impaired financial assets. For credit-impaired financial assets that are not individually significant, the Group applies the same formula used for Stage 2 with PD set at 100%. For portfolios where the above ECL models are not applicable, the Group adjusts historical data, such as credit loss experience, with current observable data to reflect the effects of current conditions and forecasts to reflect the possible effects of future conditions.
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

F-2
7

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
If contractual terms of a loan have been modified, it is required to recalculate the gross carrying amount of that loan and recognize a modification gain or loss in profit or loss. Moreover, it is required to assess whether there has been a significant increase in credit risk since initial recognition and the Group conducts analysis to monitor the change in credit risk subsequent to modification. However, if the new contractual terms are considered substantially different from the existing contractual terms, a new loan will be recognized and the existing loan will be derecognized.
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
Land is not depreciated. Depreciation of other assets is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives, as follows:

•	Buildings: 7–50 years;

•	Right of use assets: the shorter of the lease term and the estimated useful life, which is generally 1–28 years; and

•	Assets for rent and others: 2–40 years.
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

F-2
8

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

9

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

F-
3
0

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

F-3
1

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

F-3
2

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

F-3
3

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

F-3
4

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
Recent Accounting Pronouncements
The Group is currently assessing the impact of the following standards, amendments to standards, and interpretations that are not yet effective and have not been early adopted:
Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28)
In September 2014, the IASB issued the narrow-scope amendments to IFRS 10 and IAS 28 “Investments in Associates and Joint Ventures” to address an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28, in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The effective date of applying the amendments was January 1, 2016 when they were originally issued, however, in December 2015, the IASB issued
Effective Date of Amendments to IFRS 10 and IAS 28
to remove the effective date and indicated that a new effective date will be determined at a future date when it has finalized revisions, if any, that result from its research project on equity accounting. The Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.
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
In June 2020, the IASB issued amendments to IFRS 17 to help entities implement the standard and make it easier for them to explain their financial performance. The fundamental principles introduced when the IASB first issued IFRS 17 in May 2017 remain unaffected. The mandatory effective date of applying IFRS 17 was January 1, 2021 when it was originally issued but was deferred to annual periods beginning on or after January 1, 2023 and it is not expected to have a material impact on the Group’s consolidated financial statements.
Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)
In February 2021, the IASB issued narrow-scope amendments to IAS 1 “Presentation of Financial Statements” and IFRS Practice Statement 2 “Making Materiality Judgements” to support entities improve accounting policy disclosures for users of financial statements. The amendments to IAS 1 require entities to disclose their material accounting policy information rather than their significant accounting policies. The

F-3
5

amendments to IFRS Practice Statement 2 provide guidance on how to apply the concept of materiality to accounting policy disclosures. The amendments are effective for annual periods beginning on or after January 1, 2023.
Definition of Accounting Estimates (Amendments to IAS 8)
In February 2021, the IASB issued narrow-scope amendments to IAS 8. The amendments introduce the definition of accounting estimates and clarify how entities should distinguish changes in accounting policies from changes in accounting estimates. The amendments are effective for annual periods beginning on or after January 1, 2023.
Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)
In May 2021, the IASB issued narrow-scope amendments to IAS 12 to specify how entities should account for deferred tax on transactions such as leases and decommissioning obligations. The aim of the amendments is to reduce diversity in the reporting of deferred tax on such transactions. The amendments are effective for annual periods beginning on or after January 1, 2023 and are not expected to have a material impact on the Group’s consolidated financial statements.
Initial Application of IFRS 17 and IFRS 9—Comparative Information (Amendment to IFRS 17)
In December 2021, the IASB issued a narrow-scope amendment to the transition requirements in IFRS 17 to help entities avoid temporary accounting mismatches between financial assets and insurance contract liabilities caused by the different transition requirements between IFRS 17 and IFRS 9. The amendments are effective for annual periods beginning on or after January 1, 2023 and are not expected to have a material impact on the Group’s consolidated financial statements.

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
The effective date of applying the amendments was January 1, 2022 when they were originally issued, however, in July 2020, the IASB issued a further amendment which defers the effective date to annual periods beginning on or after January 1, 2023. Subsequently, in October 2022, the IASB issued an amendment which defers the effective date to annual periods beginning on or after January 1, 2024. The Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.
Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)
In September 2022, the IASB issued narrow-scope amendments to IFRS 16 “Leases,” which add to subsequent measurement requirements for the lease liability arising from a sale and leaseback transaction. The amendments specify how to measure the lease liability when reporting after the date of the transaction. The amendments are effective for annual reporting periods beginning on or after January 1, 2024. The Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.
Non-current
Liabilities with Covenants (Amendments to IAS 1)
In October 2022, the IASB issued amendments to IAS 1 to improve the information entities provide about long-term debt with covenants. The amendments to IAS 1 specify that covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current
at the reporting date. Instead, the

F-3
6

amendments require an entity to disclose information about these covenants in the notes to the financial statements and enable investors to understand the risk that such debt could become repayable early. The amendments are effective for annual reporting periods beginning on or after January 1, 2024. The Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.
Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7)
In May 2023, the IASB issued amendments to IAS 7 “Statement of Cash Flows” and IFRS 7, which require an entity to provide disclosures to enhance the transparency of supplier finance arrangements and their effects on an entity’s liabilities, cash flows and exposure to liquidity risk. The amendments are effective for annual periods beginning on or after January 1, 2024. The Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.

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

For the fiscal year ended March 31, 2023, the obligor grading, macroeconomic factors and additional ECL adjustments used to determine the final ECL reflected the current and forward-looking impact of the situation in Russia and Ukraine, the rising interest rates in foreign countries due to global monetary tightening and the subsequent effects following the mitigation of the COVID-19 pandemic. The obligor grades were reviewed based on the most recent information available as appropriate.
The macroeconomic scenarios for incorporating forward-looking information in the ECL measurement were updated, reflecting the recent economic forecasts. The Group assumed that the Japanese economy will recover from the
COVID-19
pandemic during the fiscal year ending March 31, 2024, and continue to recover moderately during the fiscal year ending March 31, 2025. The Group also assumed that the global economic growth will be slow due to the effect of rising commodity prices and downward pressure on the global economy from the global monetary tightening. This assumption was considered in determining the base scenario. The upside and downside scenarios were developed based on the premises of the basic scenario and past macroeconomic experiences. The

F-3
7

following table shows the growth rates of the Japanese and global GDP, which are the key factors of the macroeconomic scenarios, under the base scenario.

	For the fiscal year ending March 31,
	2024	2025

	(%)
Japanese GDP	3.4	2.3
Global GDP	2.8	3.0
In determining the need for making additional ECL adjustments, the Group considered whether there is an increase in the credit risk for some portfolios which had a material adverse impact resulting from the sanctions imposed in connection with Russia’s aggression against Ukraine, or from the rising interest rates in foreign countries due to the global monetary tightening, or from the subsequent effects following the mitigation of the
COVID-19
pandemic and whether the increased risk, if any, was not fully incorporated in the ECL model. For the Russian exposure, the Group evaluated the forward-looking impact on credit risks and losses based on factors such as the possibility that payment of principal or interest would be delayed or the request for loan restructuring would be made due to the prolonged impact of sanctions targeting Russia imposed by the Japanese government and authorities in several other jurisdictions, Russia’s measures to defend its economy and mitigate the effect of sanctions, and a deterioration of the credit condition of Russia. In addition, the Group also considered the prolonged difficulty in collecting some of the repayment funds from Russian customers through remittances out of Russia due to the orders by the Russian authorities. For the rising interest rates in foreign countries from the global monetary tightening, the Group evaluated the forward-looking impact on credit risks and losses in light of the increased interest payment burden on companies. For the subsequent effects following the mitigation of the
COVID-19
pandemic, additional ECL adjustments included the consideration of the termination of the government support measures and the establishment of new life-styles. The Group evaluated the forward-looking impact on credit risks and losses of certain industry-related portfolios selected based on changes in factors such as the market conditions and bankruptcy trends. As a consequence, the Group decided to make ECL adjustments for the above portfolios affected by the situation in Russia and Ukraine, the rising interest rates in foreign countries due to the global monetary tightening and the subsequent effects following the mitigation of the
COVID-19
pandemic. At March 31, 2023, the Group’s credit risk exposure to Russian borrowers w as
 approximately ¥337 billion and the ECL for that exposure was ¥80,812 million. In addition, the additional adjustments to the ECL allowance for the portfolios affected by the rising interest rates in foreign countries due to the global monetary tightening was ¥27,120 million.
Management estimates and judgments may change from time to time as the economic environment changes or new information becomes available. Changes in these estimates and judgments will result in a different allowance for loan losses and may have a direct impact on impairment charges. Allowance for loan losses amounted to ¥
864,114
 million and ¥
993,054
 million at March 31, 2023 and 2022, respectively. For additional information, refer to Note 10 “Loans and Advances.”
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

8

Impairment of Property, Plant and Equipment
The Group has property, plant and equipment, which consist of assets for rent, land, buildings, right of use assets and others. Property, plant and equipment are tested for impairment if events or changes in circumstances indicate that it may not be recoverable at the end of each reporting period. If any such indication exists, then its recoverable amount is estimated. The process to determine the recoverable amount is inherently uncertain because such recoverable amount is determined based on management estimates and judgments. Changes in management judgments may result in different impairment test results and different impairment amounts recognized. For the fiscal years ended March 31, 2023, 2022 and 2021, impairment losses on property, plant and equipment were ¥31,617 million, ¥43,708 million and ¥10,959 million, respectively. For additional information, refer to Note 12 “Property, Plant and Equipment.”
Impairment of Intangible Assets
Impairment of goodwill
Goodwill is tested for impairment on an annual basis or more frequently if events or changes in circumstances indicate that it may not be recoverable. If any such indication exists, then its recoverable amount is estimated. The process to determine the recoverable amount is inherently uncertain because such recoverable amount is determined based on a number of management estimates and judgments. The Group determines the recoverable amount using the estimated future cash flows, pre-tax
discount rates, growth rates, and other factors. The estimation of future cash flows inherently reflects management judgments, even though such forecasts are prepared taking into account actual performance and external economic data. The pre-tax
discount rates and growth rates may be significantly affected by market interest rates or other market conditions, which are beyond management’s control, and therefore significant management judgments are made to determine these assumptions. These management judgments are made based on the facts and circumstances at the time of the impairment test, and may vary depending on the situation and the time. Changes in management judgments may result in different impairment test results and different impairment amounts recognized. For the fiscal years ended March 31, 2023, 2022 and 2021, impairment losses on goodwill were ¥126,151 million, nil and ¥42,398 million, respectively. For additional information, refer to Note 14 “Intangible Assets.”
Impairment of other intangible assets
The Group has other intangible assets, not including goodwill, which consist of software, contractual customer relationships, trademarks and others. These are divided into other amortizing intangible assets and other non-amortizing
intangible assets. Other amortizing intangible assets are tested for impairment if events or changes in circumstances indicate that it may not be recoverable at the end of each reporting period. Other non-amortizing
intangible assets are tested for impairment on an annual basis or more frequently if events or changes in circumstances indicate that it may not be recoverable. If any such indication exists, then its recoverable amount is estimated. The process to determine the recoverable amount is inherently uncertain because such recoverable amount is determined based on a number of management estimates and judgments as described in “—Impairment of goodwill.” Changes in management judgments may result in different impairment test results and different impairment amounts recognized. For the fiscal years ended March 31, 2023, 2022 and 2021, impairment losses on other intangible assets were ¥9,368 million, ¥55,816 million and ¥448 million, respectively. For additional information, refer to Note 14 “Intangible Assets.”
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
Management estimates and judgments may change from time to time as the legal environment and market conditions change or new information becomes available. Changes in these estimates and judgments could affect

F-39

the balance of provision for interest repayment. Provision for interest repayment is recorded in provisions as a liability, and it totaled ¥128,234 million and ¥135,123 million at March 31, 2023 and 2022, respectively. For additional information, refer to Note 21 “Provisions.”
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
The difference between the fair value of the plan assets and the present value of the defined benefit obligation at the end of the reporting period is recognized as assets and liabilities in the consolidated statements of financial position. When this calculation for each plan results in a benefit to the Group, the recognized asset is limited to the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan (“asset ceiling”). An economic benefit is available to the Group, if it is realizable during the life of the plan or on settlement of the plan obligation. The net total of assets and liabilities in the consolidated statements of financial position amounted to net assets of ¥525,123 million and ¥508,496 million at March 31, 2023 and 2022, respectively. For additional information, refer to Note 24 “Retirement Benefits.”
Deferred Tax Assets
Deferred tax assets relating to tax losses carried forward and deductible temporary differences are recognized, only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the deductible temporary differences can be utilized. This assessment requires significant management estimates and judgments. Future taxable profit is estimated based on, among other relevant factors, forecasted results of operations, which are based on historical financial performance and the business plans that management believes to be prudent and feasible. While the Group carefully assesses the realization of tax losses carried forward and deductible temporary differences, the actual taxable profit in the future may be less than the forecast. The deferred tax assets amounted to ¥65,810 million and ¥58,981 million in the consolidated statements of financial position at March 31, 2023 and 2022, respectively, while the net total of deferred tax assets and liabilities amounted to net liabilities of ¥250,120 million and ¥200,299 million at March 31, 2023 and 2022, respectively. For additional information, refer to Note 23 “Deferred Income Tax.”

4	SEGMENT ANALYSIS
Business Segments
The Group’s business segment information is prepared based on the internal reporting system utilized by its management to assess the performance of its business segments under accounting principles generally accepted in Japan (“Japanese GAAP”).
The Group has four main business segments: the Wholesale Business Unit, the Retail Business Unit, the Global Business Unit and the Global Markets Business Unit, with the remaining operations recorded in Head office account and others.
Wholesale Business Unit
The Wholesale Business Unit provides comprehensive solutions primarily for corporate clients in Japan that respond to wide-ranging client needs in relation to financing, investment management, risk hedging, settlement,

F-
4
0

M&A and other advisory services, digital services and leasing services. This business unit mainly consists of the wholesale businesses of SMBC, SMBC Trust Bank Ltd. (“SMBC Trust Bank”), Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”), SMBC Nikko Securities Inc. (“SMBC Nikko Securities”), Sumitomo Mitsui Card Company, Limited (“Sumitomo Mitsui Card”) and SMBC Finance Service Co., Ltd. (“SMBC Finance Service”), which changed its corporate name from Cedyna Financial Corporation upon merger with former SMBC Finance Service Co., Ltd. in July 2020.
Retail Business Unit
The Retail Business Unit provides financial services to consumers residing in Japan and mainly consists of the retail businesses of SMBC, SMBC Trust Bank, SMBC Nikko Securities, Sumitomo Mitsui Card, SMBC Finance Service and SMBC Consumer Finance Co., Ltd. (“SMBC Consumer Finance”). This business unit offers a wide range of products and services for consumers, including wealth management services, settlement services, consumer finance and housing loans, in order to address the financial needs of all individual customers.
Global Business Unit
The Global Business Unit supports the global businesses of a diverse range of clients, such as Japanese companies operating overseas, non-Japanese
companies, financial institutions and government agencies and public corporations of various countries. This business unit provides a variety of tailored products and services to meet customer and market requirements, including loans, deposits, clearing services, trade finance, project finance, loan syndication, derivatives, global cash management services, leasing services, equity and fixed income sales and trading, underwriting activities, Japanese stock brokerage and M&A advisory services. This business unit mainly consists of the global businesses of SMBC, SMBC Trust Bank, SMFL, SMBC Nikko Securities and their foreign subsidiaries.
Global Markets Business Unit
The Global Markets Business Unit offers solutions through foreign exchange products, derivatives, bonds, stocks and other marketable financial products, and also undertakes asset liability management operations, which help comprehensively control balance sheet liquidity risks and market risks. This business unit consists of the Global Markets and Treasury Unit of SMBC, which was renamed from the Treasury Unit in April 2023 and the Global Markets Division of SMBC Nikko Securities.
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
Measurement of Segment Profit or Loss
The business segment information is prepared under the management approach. Consolidated net business profit is used as a profit indicator of banks in Japan. Consolidated net business profit of each segment is calculated by deducting general and administrative expenses (i.e., the total of personnel expense, non-personnel
expense and tax), and by adding or deducting others (i.e., share of profit or loss of equity-method associates and joint ventures and cooperated profit and loss based on internal managerial accounting) to or from consolidated gross profits (i.e., the total of net interest income, trust fees, net fee and commission income, net trading income and net other operating income). The consolidated gross profits and general and administrative expenses of each segment are prepared for management accounting purposes and not generated solely by aggregating figures prepared under financial accounting. While the Group’s disclosure complies with the requirements on segment information in accordance with IFRS, the figures reported to management and disclosed herein are prepared

F-4
1

under Japanese GAAP. Consequently, the business segment information does not agree with the figures in the consolidated financial statements under IFRS. These differences are addressed in the “Reconciliation of Segmental Results of Operations to Consolidated Income Statements.”
Information regarding the total assets of each segment is not used by management in deciding how to allocate resources and assess performance. Accordingly, total assets are not included in the business segment information.
Segmental Results of Operations
The following tables show the Group’s results of operations by business segment for the fiscal years ended March 31, 2023, 2022 and 2021.
For the fiscal year ended March 31, 2023:

	Wholesale Business Unit	Retail Business Unit	Global Business Unit (3)	Global Markets Business Unit	Head office account and others (3)	Total
	(In billions)
Consolidated gross profit (1)	¥773.7	¥1,150.2	¥1,205.2	¥457.8	¥(416.7)	¥3,170.2
General and administrative expenses	(293.3)	(933.3)	(637.9)	(112.5)	27.8	(1,949.2)
Others (2)	78.1	4.7	44.9	28.9	(101.2)	55.4

Consolidated net business profit	¥558.5	¥221.6	¥612.2	¥374.2	¥(490.1)	¥1,276.4

For the fiscal year ended March 31, 2022:

	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total

	(In billions)
Consolidated gross profit (1)	¥707.5	¥1,146.9	¥872.0	¥390.6	¥(171.5)	¥2,945.5
General and administrative expenses	(303.6)	(935.5)	(461.3)	(92.3)	(28.4)	(1,821.1)
Others (2)	65.8	3.5	20.5	39.8	(101.1)	28.5

Consolidated net business profit	¥469.7	¥214.9	¥431.2	¥338.1	¥(301.0)	¥1,152.9

For the fiscal year ended March 31, 2021:

	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total

	(In billions)
Consolidated gross profit (1)	¥634.9	¥1,127.4	¥723.7	¥460.7	¥(140.5)	¥2,806.2
General and administrative expenses	(299.9)	(910.4)	(383.3)	(82.9)	(70.6)	(1,747.1)
Others (2)	53.5	2.2	26.3	35.7	(92.8)	24.9

Consolidated net business profit	¥388.5	¥219.2	¥366.7	¥413.5	¥(303.9)	¥1,084.0

(1)
Consolidated gross profit = (Interest income – Interest expenses) + Trust fees + (Fee and commission income – Fee and commission expenses) + (Trading income – Trading losses) + (Other operating income – Other operating expenses).

F-4
2

(2)
“Others” includes share of profit or loss of equity-method associates and joint ventures and cooperated profit and loss, that is, profit and loss double counted within the Group’s business segments in the managerial accounting.

(3)
The business segment of Fullerton India Credit Company Limited (“Fullerton India”) and its consolidated subsidiary was changed from Head office account and others to Global Business Unit from the beginning of the fiscal year ended March 31, 2023.

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

	For the fiscal year ended March 31,
	2023	2022	2021

	(In billions)
Consolidated net business profit	¥1,276.4	¥1,152.9	¥1,084.0
Differences between management reporting and Japanese GAAP:
Total credit costs	(210.2)	(274.4)	(360.5)
Gains on equity instruments	155.9	209.1	92.6
Extraordinary gains or losses and others	(123.6)	(158.0)	(143.9)

Profit before tax under Japanese GAAP	1,098.5	929.6	672.2

Differences between Japanese GAAP and IFRS:
Scope of consolidation	4.9	3.0	5.7
Derivative financial instruments	374.0	136.9	94.8
Investment securities	(147.0)	(189.2)	113.3
Loans and advances	13.6	(54.4)	60.9
Investments in associates and joint ventures	(10.6)	(61.5)	3.4
Property, plant and equipment	1.6	9.0	(2.5)
Lease accounting	(0.5)	(0.9)	1.0
Defined benefit plans	(60.7)	(67.0)	—
Foreign currency translation	6.6	(40.7)	(20.2)
Classification of equity and liability	11.3	10.9	12.5
Others	(29.8)	0.8	15.4

Profit before tax under IFRS	¥1,261.9	¥676.5	¥956.5

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

F-4
3

	For the fiscal year ended March 31,
	2023	2022	2021

	(In millions)
Domestic (1) :
Japan	¥1,778,161	¥1,805,619	¥2,077,833

Total domestic	1,778,161	1,805,619	2,077,833

Foreign (1)(2) :
Americas	829,948	592,009	448,998
Europe and Middle East	356,222	280,930	246,218
Asia and Oceania	826,345	458,902	392,536

Total foreign	2,012,515	1,331,841	1,087,752

Total operating income (3)	¥3,790,676	¥3,137,460	¥3,165,585

(1)
The geographical segmentation is determined based on the degrees of the following factors: geographic proximity, similarity of economic activities and relationship of business activities among regions.

(2)
Americas includes the United States, Brazil, Canada and others; Europe and Middle East include the United Kingdom, Germany and others; Asia and Oceania include China, Singapore, Indonesia and others except Japan.

(3)
Total operating income comprises net interest income, net fee and commission income, net trading income, net income from financial assets and liabilities at fair value through profit or loss, net investment income and other income.

5	CASH AND DEPOSITS WITH BANKS
Cash and deposits with banks at March 31, 2023 and 2022 consisted of the following:

	At March 31,
	2023	2022

	(In millions)
Cash	¥1,351,808	¥916,635
Deposits with banks	75,113,703	74,780,886

Total cash and deposits with banks	¥76,465,511	¥75,697,521

The reconciliation of cash and cash equivalents used for the purposes of the consolidated statements of cash flows at March 31, 2023, 2022 and 2021 is shown as follows:

	At March 31,
	2023	2022	2021

	(In millions)
Cash and deposits with banks	¥76,465,511	¥75,697,521	¥73,090,816
Less: term deposits with original maturities over three months	(444,741)	(511,148)	(675,185)
Less: cash segregated as deposits and others	(676,535)	(842,420)	(866,934)

Cash and cash equivalents	¥75,344,235	¥74,343,953	¥71,548,697

Private depository institutions in Japan are required to maintain certain minimum reserve funds with the Bank of Japan, based on average deposit balances and certain other factors. There are similar reserve deposit requirements for the Group’s foreign offices engaged in banking businesses in foreign countries. At March 31, 2023, 2022 and 2021, the reserve funds required to be maintained by the Group, which were included in cash and cash equivalents, amounted to ¥2,102,543 million, ¥1,948,949 million and ¥1,875,857 million, respectively.

F-
4
4

6	TRADING ASSETS
Trading assets at March 31, 2023 and 2022 consisted of the following:

	At March 31,
	2023	2022

	(In millions)
Debt instruments	¥4,229,845	¥3,489,258
Equity instruments	356,070	247,038

Total trading assets	¥4,585,915	¥3,736,296

Trading debt instruments mainly consist of Japanese government bonds. Trading equity instruments mainly consist of publicly traded Japanese stocks.

7	DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING
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

F-4
5

The tables below represent the derivative financial instruments by type and purpose of derivatives at March 31, 2023 and 2022.

	At March 31, 2023
	Trading			Risk Management (1)
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities

	(In millions)
Interest rate derivatives	¥1,691,197,124	¥5,025,797	¥6,380,627	¥65,003,591	¥763,819	¥1,032,506
Futures	129,630,431	37,084	36,633	8,746,711	5,990	2,836
Listed Options	262,156,548	87,651	52,918	—	—	—
Forwards	24,354,115	30,619	24,358	—	—	—
Swaps	1,036,174,625	4,059,518	4,100,097	56,071,259	757,829	1,008,337
OTC Options	238,881,405	810,925	2,166,621	185,621	—	21,333
Currency derivatives	220,393,641	2,571,317	1,629,519	21,600,130	203,864	1,376,767
Futures	1,114	145	—	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	115,616,503	1,113,495	1,107,415	7,430,656	71,072	184,808
Swaps	93,961,952	1,282,512	352,236	14,169,474	132,792	1,191,959
OTC Options	10,814,072	175,165	169,868	—	—	—
Equity derivatives	2,372,833	54,508	42,208	—	—	—
Futures	1,369,369	11,259	16,491	—	—	—
Listed Options	565,733	9,312	17,713	—	—	—
Forwards	146,369	12,567	2	—	—	—
Swaps	39,235	433	2,554	—	—	—
OTC Options	252,127	20,937	5,448	—	—	—
Commodity derivatives	129,488	9,142	7,946	—	—	—
Futures	25,427	407	1,247	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	—	—	—	—	—	—
Swaps	73,010	8,567	6,331	—	—	—
OTC Options	31,051	168	368	—	—	—
Credit derivatives	2,893,477	21,500	27,282	—	—	—

Total derivative financial instruments	¥1,916,986,563	¥7,682,264	¥8,087,582	¥86,603,721	¥967,683	¥2,409,273

F-4
6

	At March 31, 2022
	Trading			Risk Management (1)
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities

	(In millions)
Interest rate derivatives	¥1,429,411,628	¥3,016,258	¥3,189,943	¥56,750,246	¥577,685	¥582,721
Futures	150,781,509	118,492	119,133	774,857	321	2
Listed Options	450,609,244	493,433	99,058	—	—	—
Forwards	12,650,288	1,447	84	—	—	—
Swaps	659,925,813	2,062,478	2,096,930	55,805,239	577,364	579,505
OTC Options	155,444,774	340,408	874,738	170,150	—	3,214
Currency derivatives	180,733,207	2,637,955	2,000,625	13,999,978	66,030	986,906
Futures	10,759	101	204	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	84,081,833	1,259,714	1,132,187	2,836,806	29,947	267,923
Swaps	86,177,897	1,258,400	727,106	11,163,172	36,083	718,983
OTC Options	10,462,718	119,740	141,128	—	—	—
Equity derivatives	2,801,005	102,313	157,086	19,720	—	2,031
Futures	1,231,058	39,764	62,024	—	—	—
Listed Options	1,252,615	35,056	82,997	—	—	—
Forwards	—	—	—	—	—	—
Swaps	56,448	542	4,859	19,720	—	2,031
OTC Options	260,884	26,951	7,206	—	—	—
Commodity derivatives	153,247	21,540	19,544	—	—	—
Futures	11,186	1,413	202	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	—	—	—	—	—	—
Swaps	138,270	20,033	18,815	—	—	—
OTC Options	3,791	94	527	—	—	—
Credit derivatives	2,839,549	21,967	27,480	—	—	—

Total derivative financial instruments	¥1,615,938,636	¥5,800,033	¥5,394,678	¥70,769,944	¥643,715	¥1,571,658

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

F-4
7

For fair value hedge of interest rate risk, the Group designates as hedging instruments certain interest rate derivatives and establishes a hedge ratio by matching the notional of the derivative financial instruments with the principal amount of the hedged items. The Group assesses hedge effectiveness qualitatively by considering whether the critical terms of the hedged items and hedging instruments closely align. The Group further assesses hedge effectiveness quantitatively by comparing changes in the fair value of the hedged items held at amortized cost arising from changes in the interest rate benchmarks with those of the hedging instruments. If the hedged item is a financial asset measured at FVOCI, in the quantitative assessment, the Group compares changes in the fair value of the hedged items with those of the hedging instruments. Sources of hedge ineffectiveness include basis risk, timing differences between the hedged items and hedging instruments and the effect of the counterparty or the Group’s own credit risk on the fair value of the interest rate derivatives, which is not reflected in the fair value of the hedged item. The gain or loss on the hedging instrument is recognized in “Net trading income” in the consolidated income statements. The hedging gain or loss on the hedged item held at amortized cost adjusts the carrying amount of the hedged item, and is recognized in “Net trading income” in the consolidated income statements. If the hedged item is a financial asset measured at FVOCI, the hedging gain or loss on the hedged item is recognized in “Net trading income” in the consolidated income statements. If the hedge no longer meets the criteria for hedge accounting for reasons other than the derecognition of the hedged item, the adjustment to the hedged item for which the effective interest method is used is amortized to profit or loss over the period to maturity of the hedged item. When the hedged item is derecognized, the adjustment is recognized immediately in the consolidated income statements.
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
The tables below represent the amounts related to items designated as hedging instruments at March 31, 2023 and 2022.

	Line item in the consolidated statements of financial position where the hedging instrument is included	At March 31, 2023			For the fiscal year ended March 31, 2023
		Notional amounts (1)	Carrying amounts		Change in value used for calculating hedge ineffectiveness
			Assets	Liabilities

		(In millions)
Interest rate risk
Interest rate swaps	Derivative financial instruments	¥8,264,813	¥101,835	¥587,049	¥(290,527)
Interest rate options	Derivative financial instruments	185,621	—	21,333	(16,769)
Stock price risk
Equity swaps	Derivative financial instruments	—	—	—	3,174

(1)
At March 31, 2023, the notional amount of interest rate swaps with remaining maturities more than 12 months that are designated hedging instruments against interest rate risk is ¥7,641,814 million out of ¥8,264,813 million in total, and that of interest rate options with remaining maturities more than 12 months that are designated hedging instruments against interest rate risk is ¥185,621 million, equal to the total notional amount.

8

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

(1)
At March 31, 2022, the notional amount of interest rate swaps with remaining maturities more than 12 months that are designated hedging instruments against interest rate risk is ¥7,355,644 million out of ¥8,117,678 million in total, and that of interest rate options with remaining maturities more than 12 months that are designated hedging instruments against interest rate risk is ¥170,150 million, equal to the total notional amount. That of equity swaps with remaining maturities more than 12 months that are designated hedging instruments against stock price risk is ¥19,720 million, equal to the total notional amount.

The amounts related to items designated as hedged items at March 31, 2023 and 2022 were as follows:

	Line item in the consolidated statements of financial position where the hedged item is included	At March 31, 2023	For the fiscal year ended March 31, 2023
		Carrying amounts	Change in value used for calculating hedge ineffectiveness

		(In millions)
Interest rate risk
Debt instruments at FVOCI	Investment securities	¥707,845	¥(90,536)
Debt securities in issue	Debt securities in issue	6,928,872	391,708
Borrowings	Borrowings	128,778	10,702
Stock price risk
Equity instruments at fair value through other comprehensive income	Investment securities	—	(3,199)

	Line item in the consolidated statements of financial position where the hedged item is included	At March 31, 2022	For the fiscal year ended March 31, 2022
		Carrying amounts	Change in value used for calculating hedge ineffectiveness

		(In millions)
Interest rate risk
Debt instruments at FVOCI	Investment securities	¥1,256,768	¥(82,016)
Debt securities in issue	Debt securities in issue	6,569,461	294,332
Borrowings	Borrowings	106,489	6,842
Stock price risk
Equity instruments at fair value through other comprehensive income	Investment securities	21,355	(5,313)
As for interest rate risk, the accumulated amount
s
of fair value hedge adjustments on the hedged items were a loss of ¥89,440 million and a loss of ¥83,788 million for assets, and were a profit of ¥591,904 million and a profit of ¥265,701 million for liabilities at March 31, 2023 and 2022, respectively. There were no balances remaining in the consolidated statements of financial position for any hedged items that had ceased to be adjusted for hedging gains and losses at March 31, 2023 and 2022. As for stock price risk, the accumulated amounts of

F-49

fair value hedge adjustments on the hedged items were
nil
and a loss of ¥
14,821
 million at March 31,

2023 and 2022, respectively. Ther
e were no balances remaining in the consolidated statements of financial position for any hedged items that had ceased to be adjusted for hedging gains and losses at March 31, 2023 and 2022.
As for interest rate risk, hedge ineffectiveness was included in “Net trading income” in the consolidated income statements, and amounted to a profit of

¥4,578 million and a profit of ¥320 million for the fiscal years ended March 31, 2023 and 2022, respectively. As for stock price risk, hedge ineffectiveness was included in “Other comprehensive income—Equity instruments at fair value through other comprehensive income” in the consolidated statements of comprehensive income, and amounted to a loss of ¥25 million and a loss of ¥122 million for the fiscal years ended March 31, 2023 and 2022, respectively.
Interest Rate Benchmark Reform
Interest rate benchmark reform has been undertaken globally to replace or reform interest rate benchmarks such as interbank offered rates (“IBORs”) with alternative rates. This reform gives rise to uncertainties about the timing or the amount of interest rate benchmark-based cash flows of hedged items or of hedging instruments. As a response, the IASB issued in September 2019 “Interest Rate Benchmark Reform: Amendments to IFRS 9, IAS 39 and IFRS 7” that provide temporary relief from applying specific hedge accounting requirements to hedging relationships directly affected by interest rate benchmark reform. The reliefs aim to ensure that the interest rate benchmark reform does not result in the discontinuance of hedge accounting. The IASB also issued in August 2020 “Interest Rate Benchmark Reform—Phase 2: Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16.” Under these amendments, changes made to a financial instrument measured at other than fair value through profit or loss that are economically equivalent and required by interest rate benchmark reform, do not result in the derecognition or a change in the carrying amount of the financial instrument. Instead, they require the effective interest rate to be updated to reflect the change in the interest rate benchmark. In addition, hedge accounting will not be discontinued solely because of the replacement of the interest rate benchmark if the hedge meets other hedge accounting criteria.
The Group’s fair value hedge relationships where IBOR-linked derivatives are designated as hedging instruments are directly affected by the interest rate benchmark reform. Those hedging instruments offset the risk exposure the Group aims to manage through hedge relationships. USD LIBOR is the significant interest rate benchmark to which hedging relationships are exposed. The notional amounts of hedging instruments directly affected by the interest rate benchmark reform were ¥4,716,476 million and ¥5,669,889 million at March 31, 2023 and 2022, respectively.
The Group put in place a Group-wide IBOR transition project team in May 2019 involving all the Group’s business lines and functions. This project team’s objective was to provide smooth and efficient global coordination for the transition from LIBOR to alternative reference rates, expected to take place by the end of 2021 or mid-2023.
The project team formed working groups and work streams based on each region’s background for the IBOR transition project. The working groups and work streams executed the plans based on each region’s background for the IBOR transition project, while taking into consideration the common objective and achievement globally. As of March 31, 2022, necessary system developments and most of the transition from the LIBOR settings ceasing at the end of 2021 to alternative reference rates, which were included in the project team’s primary tasks, were completed. The planning departments of each business line took over the role from the project teams and continued to engage with customers during the fiscal year ended March 31, 2023. As of March 31, 2023, the Group had completed all of the transition from the LIBOR settings ceasing at the end of 2021 to alternative reference rates.
At March 31, 2023, the Group has assumed that remaining financial instruments, referencing USD LIBOR setting, are still exposed to uncertainty about the timing or the amount of interest rate benchmark-based cash flows of hedging instruments.

F-
5
0

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
The tables below represents the amounts related to items designated as hedging instruments at March 31, 2023 and 2022.

	Line item in the consolidated statements of financial position where the hedging instrument is included	At March 31, 2023			For the fiscal year ended March 31, 2023
		Nominal amounts	Carrying amounts		Change in value used for calculating hedge ineffectiveness
			Assets	Liabilities

		(In millions)
Foreign exchange forward contracts	Derivative financial instruments	¥3,088,524	¥48,483	¥147,366	¥(195,012)
Foreign currency denominated financial liabilities	Debt securities in issue, Borrowings, Deposits	287,072	—	287,072	(13,434)

F-5
1

	Line item in the consolidated statements of financial position where the hedging instrument is included	At March 31, 2022			For the fiscal year ended March 31, 2022
		Nominal amounts	Carrying amounts		Change in value used for calculating hedge ineffectiveness
			Assets	Liabilities

		(In millions)
Foreign exchange forward contracts	Derivative financial instruments	¥2,783,215	¥29,947	¥266,699	¥(191,493)
Foreign currency denominated financial liabilities	Debt securities in issue, Borrowings, Deposits	129,090	—	129,090	(11,846)
The amounts related to items designated as hedged items for the fiscal years ended March 31, 2023 and 2022 were as follows:

	For the fiscal year ended March 31, 2023	At March 31, 2023
	Change in value used for calculating hedge ineffectiveness	Translating foreign operations reserve

	(In millions)
USD foreign operations	¥98,413	¥206,338
EUR foreign operations	72,926	167,474
THB foreign operations	22,204	57,077
Other foreign operations	14,903	63,227

Total	¥208,446	¥494,116

	For the fiscal year ended March 31, 2022	At March 31, 2022
	Change in value used for calculating hedge ineffectiveness	Translating foreign operations reserve

	(In millions)
USD foreign operations	¥105,164	¥107,924
EUR foreign operations	56,049	94,548
THB foreign operations	14,481	34,874
Other foreign operations	27,645	48,324

Total	¥203,339	¥285,670

The balances remaining in the foreign currency translation reserve from hedging relationships for which hedge accounting is no longer applied were both ¥37,927 million at March 31, 2023 and 2022, respectively.
Changes in the translating foreign operations reserve of ¥208,446 million and ¥203,339 million were offset by hedges of net investment in foreign operations for the fiscal years ended March 31, 2023 and 2022, respectively. There w as
no hedge ineffectiveness recognized in “Net trading income” for the fiscal years ended March 31, 2023 and 2022.
Credit derivatives
The Group enters into credit derivatives to manage the risk of its commercial banking credit portfolio containing loans by hedging economically, as well as diversifying the credit exposure in the portfolio, and to undertake credit loss protection transactions based on the needs from customers as financial intermediation. The tables below provide the notional amounts and the fair value of credit derivatives by purpose of transactions at March 31, 2023 and 2022.

F-5
2

	At March 31, 2023
	Protection purchased			Protection sold
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities

	(In millions)
Managing the Group’s credit risk portfolio	¥1,502,814	¥4,738	¥16,442	¥1,347,591	¥16,456	¥10,542
Facilitating client transactions	36,702	251	203	6,370	55	95

Total	¥1,539,516	¥4,989	¥16,645	¥1,353,961	¥16,511	¥10,637

	At March 31, 2022
	Protection purchased			Protection sold
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities

	(In millions)
Managing the Group’s credit risk portfolio	¥1,508,262	¥2,133	¥21,975	¥1,282,915	¥19,489	¥4,925
Facilitating client transactions	41,502	236	572	6,870	109	8

Total	¥1,549,764	¥2,369	¥22,547	¥1,289,785	¥19,598	¥4,933

The following table summarizes the notional amounts of the Group’s credit derivative portfolio by type of counterparty at March 31, 2023 and 2022.

	At March 31, 2023		At March 31, 2022
	Protection purchased	Protection sold	Protection purchased	Protection sold

	(In millions)
Banks and broker-dealers	¥1,539,516	¥1,353,961	¥1,549,764	¥1,289,785
Insurance and other financial guaranty firms	—	—	—	—

Total	¥1,539,516	¥1,353,961	¥1,549,764	¥1,289,785

8	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS
Financial assets at fair value through profit or loss at March 31, 2023 and 2022 consisted of the following:

	At March 31,
	2023	2022

	(In millions)
Debt instruments	¥1,392,889	¥1,657,206
Equity instruments	95,350	38,379

Total financial assets at fair value through profit or loss	¥1,488,239	¥1,695,585

Debt instruments in financial assets at fair value through profit or loss mainly consist of investment funds. Equity instruments in financial assets at fair value through profit or loss mainly consist of subordinated loans classified as equity instruments and non-trading
stocks held by the venture capital investment subsidiary.

F-5
3

9	INVESTMENT SECURITIES
The following table shows the amount of investment securities, which consist of debt instruments at amortized cost, debt instruments at fair value through other comprehensive income and equity instruments at fair value through other comprehensive income at March 31, 2023 and 2022.

	At March 31,
	2023	2022

	(In millions)
Debt instruments at amortized cost:
Domestic:
Japanese government bonds	¥72,549	¥—
Japanese municipal bonds	93,044	25,741

Total domestic	165,593	25,741

Foreign:
Bonds issued by other governments and official institutions (1)	68,121	56,400
Other debt instruments	1,853	1,813

Total foreign	69,974	58,213

Total debt instruments at amortized cost	¥235,567	¥83,954

Debt instruments at fair value through other comprehensive income:
Domestic:
Japanese government bonds	¥9,576,298	¥15,774,197
Japanese municipal bonds	1,087,625	1,145,496
Japanese corporate bonds	946,726	948,992
Other debt instruments	312	311

Total domestic	11,610,961	17,868,996

Foreign:
U.S. Treasury and other U.S. government agency bonds	5,232,456	5,681,789
Bonds issued by other governments and official institutions (1)	2,991,272	2,997,588
Mortgage-backed securities	2,379,250	1,006,051
Other debt instruments	597,484	512,542

Total foreign	11,200,462	10,197,970

Total debt instruments at fair value through other comprehensive income	¥22,811,423	¥28,066,966

Equity instruments at fair value through other comprehensive income:
Domestic equity instruments	¥3,587,964	¥3,658,591
Foreign equity instruments	960,644	939,894

Total equity instruments at fair value through other comprehensive income	¥4,548,608	¥4,598,485

Total investment securities	¥27,595,598	¥32,749,405

(1)	Bonds issued by governments and official institutions excluding U.S. Treasury and other U.S. government agencies.

F-5
4

Designation of equity instruments as at fair value through other comprehensive income
The Group designates equity instruments, which are issued by its customers and not held for trading, as at fair value through other comprehensive income. Those equity instruments are held to establish, maintain, and strengthen business ties with those customers. Equity instruments at fair value through other comprehensive income at March 31, 2023 and 2022 consisted of the following:

	At March 31,
	2023	2022

	(In millions)
Listed	¥3,581,167	¥3,659,168
Unlisted	967,441	939,317

Total equity instruments at fair value through other comprehensive income	¥4,548,608	¥4,598,485

The investments in the listed equity instruments at fair value through other comprehensive income at March 31, 2023 and 2022 mainly consisted of the following:

At March 31, 2023
(In millions)
TOYOTA MOTOR CORPORATION	¥365,984
DAIKIN INDUSTRIES, LTD.	201,068
Ares Management Corporation	187,804
Kotak Mahindra Bank Limited	92,645
KUBOTA CORPORATION	71,976
SBI Holdings, Inc.	70,848
DAIICHI SANKYO COMPANY, LIMITED	66,048
ITOCHU Corporation	62,509
Seven & i Holdings Co., Ltd.	58,755
FUJIFILM Holdings Corporation	55,448
Murata Manufacturing Co., Ltd.	54,886
MITSUI & CO., LTD.	52,823
East Japan Railway Company	50,208
ESR Group Limited	49,130
BRIDGESTONE CORPORATION	48,303
DAIWA HOUSE INDUSTRY CO., LTD.	45,170
Jefferies Financial Group Inc.	44,505
NIDEC CORPORATION	41,515
Central Japan Railway Company	41,150
NIPPON STEEL CORPORATION	40,836
SG HOLDINGS CO., LTD.	40,670
Asahi Group Holdings, Ltd.	39,530
Sumitomo Realty & Development Co., Ltd.	35,104
Mitsui O.S.K. Lines, Ltd.	29,790
Mitsui Fudosan Co., Ltd.	29,179
GMO Payment Gateway, Inc.	28,468
Shionogi & Co., Ltd.	27,466
KOITO MANUFACTURING CO., LTD.	27,213
MINEBEA MITSUMI Inc.	25,671
ASICS Corporation	25,548
Japan Exchange Group, Inc.	24,807
West Japan Railway Company	24,447
Sanrio Company, Ltd.	24,150
TOYOTA TSUSHO CORPORATION	23,883

F-5
5

At March 31, 2023
(In millions)
ASAHI KASEI CORPORATION	23,533
Stanley Electric Co., Ltd.	23,499
SHIMANO INC.	22,840
DAIFUKU CO., LTD.	22,429
TAISHO PHARMACEUTICAL HOLDINGS CO., LTD.	22,240
Makita Corporation	19,026
TORAY INDUSTRIES, INC.	18,170
Tokyo Electric Power Company Holdings, Incorporated	16,994
OMRON Corporation	16,881
Oji Holdings Corporation	16,594
Sekisui House, Ltd.	16,265
Chubu Electric Power Company, Incorporated	15,680
Sanwa Holdings Corporation	15,629
Sumitomo Metal Mining Co., Ltd.	15,148
KAJIMA CORPORATION	13,733
NISSIN FOODS HOLDINGS CO., LTD.	12,821
Others	1,182,148

Total listed equity instruments at fair value through other comprehensive income	¥3,581,167

At March 31, 2022
(In millions)
TOYOTA MOTOR CORPORATION	¥432,660
DAIKIN INDUSTRIES, LTD.	201,690
Ares Management Corporation	167,592
Kotak Mahindra Bank Limited	93,193
MITSUI & CO., LTD.	85,420
KUBOTA CORPORATION	82,922
ESR Cayman Limited (1)	78,076
FUJIFILM Holdings Corporation	70,355
ITOCHU Corporation	60,227
NIDEC CORPORATION	59,122
SG HOLDINGS CO., LTD.	58,262
Seven & i Holdings Co., Ltd.	57,162
Murata Manufacturing Co., Ltd.	55,412
DAIWA HOUSE INDUSTRY CO., LTD.	51,591
East Japan Railway Company	48,668
Sumitomo Realty & Development Co., Ltd.	46,640
DAIICHI SANKYO COMPANY, LIMITED	45,885
BRIDGESTONE CORPORATION	42,822
Jefferies Financial Group Inc.	42,222
Central Japan Railway Company	41,554
Asahi Group Holdings, Ltd.	35,813
Shionogi & Co., Ltd.	34,603
Mitsui Fudosan Co., Ltd.	34,015
GMO Payment Gateway, Inc.	31,470
DAIFUKU CO., LTD.	31,384
Mitsui O.S.K. Lines, Ltd.	30,780

F-5
6

At March 31, 2022
(In millions)
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
Disposal of equity instruments at fair value through other comprehensive income
The Group sold equity instruments measured at fair value through other comprehensive income mainly in order to mitigate the impact of share price fluctuations on the Group’s financial base. The fair value of the equity instruments measured at fair value through other comprehensive income at the date of derecognition and the cumulative gain on disposal for the fiscal years ended March 31, 2023 and 2022 were as follows:

	For the fiscal year ended March 31,
	2023	2022

	(In millions)
Fair value of the equity instruments at fair value through other comprehensive income at the date of derecognition	¥205,216	¥298,397
Cumulative gain on disposal	142,305	139,675
The Group transferred the cumulative gain or loss related to the equity instruments that were derecognized or whose significant fair value decline reduced income tax expense for the current reporting period from “Other reserves” to “Retained earnings.”
The transferred amounts were ¥
112,235 million and ¥89,905 million for the fiscal years ended March 31, 2023 and 2022, respectively.

F-
5
7

10	LOANS AND ADVANCES
The following tables present loans and advances at March 31, 2023 and 2022.

	At March 31, 2023
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Total

	(In millions)
Loans and advances at amortized cost:
Gross loans and advances	¥108,254,496	¥3,718,669	¥1,170,662	¥113,143,827

Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net				(388,579)

Less: Allowance for loan losses	(187,455)	(240,494)	(436,165)	(864,114)

Carrying amount				¥111,891,134

	At March 31, 2022
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Total

	(In millions)
Loans and advances at amortized cost:
Gross loans and advances	¥100,846,789	¥3,700,816	¥1,406,094	¥105,953,699

Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net				(324,830)

Less: Allowance for loan losses	(162,919)	(247,020)	(583,115)	(993,054)

Carrying amount				¥104,635,815

For additional information on loans and advances and allowance for loan losses at March 31, 2023 and 2022, refer to Note 46 “Financial Risk Management.”

F-5
8

11	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES
The following table presents the Group’s principal associates and joint venture at March 31, 2023. Investments in associates and joint ventures of the Group are accounted for using the equity method unless they are held for sale.

Company Name	Country of Incorporation	Proportion of Ownership Interest (1)	Proportion of Voting Rights (1)	Main Business
		(%)	(%)
Principal Associates
PayPay Bank Corporation	Japan	46.5	46.5	Internet banking
The Bank of East Asia, Limited	China	21.4	21.4	Commercial banking
ACLEDA Bank Plc.	Cambodia	18.0	18.0	Commercial banking
Sumitomo Mitsui Auto Service Company, Limited	Japan	26.1	26.1	Leasing
SMBC Aviation Capital Limited	Ireland	32.0	32.0	Leasing
POCKET CARD CO., LTD.	Japan	20.0	20.0	Credit card
VPBank SMBC Finance Company Limited	Vietnam	49.0	49.0	Consumer lending
SAKURA KCS Corporation	Japan	29.7	29.7	System engineering and data processing
JSOL Corporation	Japan	50.0	50.0	System development and data processing
Sakura Information Systems Co., Ltd.	Japan	49.0	49.0	System engineering and data processing
China Post & Capital Fund Management Co., Ltd.	China	23.6	23.6	Investment management, and investment advisory and agency
Principal Joint Venture
Sumitomo Mitsui Finance and Leasing Company, Limited	Japan	50.0	50.0	Leasing

(1)	Percentages of proportion of ownership interest and proportion of voting rights have been truncated.
The Group accounts for certain investees, including ACLEDA Bank Plc., as associates regardless of its below 20% holdings of the voting rights to these investees, since the Group has the ability to exercise significant influence over these investees through participation in the policy making process at the meeting of the board of directors, the provision of essential technical information, or other relevant agreements or relationships.
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

9

The Group has interests in a number of associates and joint ventures, none of which are regarded as individually material. The following table summarizes, in aggregate, the financial information of all individually immaterial associates and joint ventures that are accounted for using the equity method:

	At and for the fiscal year ended March 31,
	2023	2022

	(In millions)
Carrying amount of investments in associates and joint ventures	¥1,141,250	¥1,009,738
Share of:
Profit (loss) from continuing operations	87,428	(10,838)
Other comprehensive income	30,415	31,835
Total comprehensive income	117,843	20,997
There are no significant restrictions on the ability of associates or joint ventures to transfer funds to the Group in the form of cash dividends, repayment of loans and advances.

F-
60

12	PROPERTY, PLANT AND EQUIPMENT
The table below shows the changes in property, plant and equipment for the fiscal years ended March 31, 2023 and 2022.

	Assets for rent	Land	Buildings	Right of use assets	Others	Total

	(In millions)
Cost	¥551,598	¥492,499	¥809,153	¥536,305	¥397,768	¥2,787,323
Accumulated depreciation and impairment losses	(113,863)	(4,839)	(445,190)	(163,303)	(305,467)	(1,032,662)

Net carrying amount at April 1, 2021	437,735	487,660	363,963	373,002	92,301	1,754,661

Additions	15,951	—	19,802	90,791	47,899	174,443
Acquisition of subsidiaries and businesses	—	2	—	2,622	658	3,282
Disposals	(18,287)	(1,452)	(973)	(6,906)	(1,675)	(29,293)
Depreciation	(17,165)	—	(22,736)	(93,734)	(21,726)	(155,361)
Impairment losses	(28,279)	(1,050)	(14,092)	—	(287)	(43,708)
Exchange differences	44,420	258	1,281	9,610	5,386	60,955
Others	754	581	5,810	50	(9,178)	(1,983)

Net carrying amount	435,129	485,999	353,055	375,435	113,378	1,762,996

Cost	608,839	491,127	811,107	577,603	428,677	2,917,353
Accumulated depreciation and impairment losses	(173,710)	(5,128)	(458,052)	(202,168)	(315,299)	(1,154,357)

Net carrying amount at March 31, 2022	435,129	485,999	353,055	375,435	113,378	1,762,996

Additions	24,586	—	18,193	118,064	52,642	213,485
Acquisition of subsidiaries and businesses	—	—	—	—	—	—
Disposals	(4,086)	(3,366)	(1,102)	(5,217)	(2,304)	(16,075)
Depreciation	(18,869)	—	(22,435)	(89,324)	(23,787)	(154,415)
Impairment losses	—	(5,802)	(25,711)	—	(104)	(31,617)
Exchange differences	66,397	400	1,174	8,702	5,013	81,686
Others	(5,880)	—	6,084	(663)	(23,360)	(23,819)

Net carrying amount	497,277	477,231	329,258	406,997	121,478	1,832,241

Cost	710,680	487,450	816,038	637,335	447,048	3,098,551
Accumulated depreciation and impairment losses	(213,403)	(10,219)	(486,780)	(230,338)	(325,570)	(1,266,310)

Net carrying amount at March 31, 2023	¥497,277	¥477,231	¥329,258	¥406,997	¥121,478	¥1,832,241

The impairment losses on property, plant and equipment are included in “Other expenses” in the consolidated income statements.
The Group had ¥1,134 million and ¥6,587 million of contractual commitments to acquire property, plant and equipment at March 31, 2023 and 2022, respectively.
Recognition of Impairment Losses
The Group recognized impairment losses of ¥31,617 million for the fiscal year ended March 31, 2023, which principally consists of ¥25,711 million for buildings and ¥5,802 million for lands.

F-6
1

For the fiscal year ended March 31, 2023, some branches were expected to be relocated and become idle in the near future due to our plan to revise our marketing framework, as part of domestic business reform formulated on our new medium-term management plan. As a result, the Group reduced the carrying amount of branches to the recoverable amount, and recognized impairment losses on buildings and lands. The recoverable amount was determined based on the fair value less costs to sell. The fair values were determined based on market values provided by independent valuation appraisers having the appropriate recognized professional qualifications and recent experience in the locations and categories of properties being valued. The fair values were categorized as level 3 of the fair value hierarchy.
The Group recognized impairment losses of ¥
43,708
 million for the fiscal year ended March 31, 2022, which principally consists of ¥
28,279
 million for assets for rent, mainly railcars to be leased in the railcar leasing business in the United States, and ¥
14,092
 million for buildings, including ¥
5,016
 million for buildings belonging to the SMBC retail banking unit.
For the fiscal year ended March 31, 2022, the market and economic environment adversely affected the profitability of the railcar leasing business in the United States, and led the Group to recognize impairment losses on the railcars to be leased. To determine whether they might be impaired, the Group identified the cash-generating units based on similarities in the nature and use in the railcar leasing business. The recoverable amount of those impaired assets was principally determined based on the value in use. The discount rate used to estimate the recoverable amount of the assets for rent was approximately 5%.
For the fiscal year ended March 31, 2022, the
COVID-19
pandemic adversely affected the profitability of the SMBC retail banking unit, and led the Group to recognize impairment losses on buildings belonging to the SMBC retail banking unit, accompanying impairment losses on software as described in Note 14 “Intangible Assets.”

13	LEASES
As Lessee
The Group leases land and buildings, office equipment, and other tangible and intangible assets from third parties under lease contracts.
Right of use assets
The carrying amount of right of use assets at March 31, 2023 and 2022 consisted of the following:

	Net carrying amount		Depreciation
	At March 31,		For the fiscal year ended March 31,
	2023	2022	2023	2022
	(In millions)
Land and buildings	¥380,615	¥348,331	¥77,407	¥81,692
Other tangible assets (1)	26,382	27,104	11,917	12,042
Intangible assets (2)	6,302	6,605	5,437	4,587

Total	¥413,299	¥382,040	¥94,761	¥98,321

(1)	Other tangible assets include mainly office equipment, machinery and vehicles.
(2)	Intangible assets include mainly software.
The additions of right of use assets for the fiscal years ended March 31, 2023 and 2022 were ¥123,256 million and ¥95,033 million, respectively. The Group leases mainly land and buildings for its head offices and branches.

F-6
2

Lease liabilities
The maturity analysis of lease liabilities at March 31, 2023 and 2022 were as follows:

	At March 31, 2023	At March 31, 2022

	(In millions)
Not later than one year	¥76,929	¥76,068
Later than one year and not later than five years	183,516	181,334
Later than five years	183,993	143,672

Total	444,438	401,074
Less: Future interest charges	(27,441)	(17,367)

Lease liabilities (1)	¥416,997	¥383,707

(1)	Lease liabilities is included in “Borrowings” in the consolidated statements of financial position. See Note 19 “Borrowings.”
For the fiscal years ended March 31, 2023 and 2022, ¥3,905 million and ¥3,061 million were recognized as interests on lease liabilities, respectively and ¥94,522 million and ¥99,095 million were recognized as total cash outflow for leases, respectively.
As Lessor
The Group leases assets to third parties under finance leases or operating leases, including machinery, equipment, aircraft, vessel and property.
Finance lease receivable
The maturity analysis of the lease payments receivable, showing the undiscounted lease payments to be received at March 31, 2023 and 2022 were as follows:

	At March 31, 2023
	Undiscounted lease payments	Unearned finance income	Discounted lease payments (1)	Unguaranteed residual values (1)

	(In millions)
Not later than one year	¥38,510	¥14,944	¥23,566	¥862
Later than one year and not later than two years	30,015	9,813	20,202	2,413
Later than two years and not later than three years	65,669	10,064	55,605	5,975
Later than three years and not later than four years	25,616	8,536	17,080	6,111
Later than four years and not later than five years	21,687	7,519	14,168	4,158
Later than five years	213,275	66,950	146,325	11,446

Total	¥394,772	¥117,826	¥276,946	¥30,965

F-6
3

	At March 31, 2022
	Undiscounted lease payments	Unearned finance income	Discounted lease payments (1)	Unguaranteed residual values (1)
	(In millions)
Not later than one year	¥48,883	¥9,787	¥39,096	¥1,205
Later than one year and not later than two years	34,612	8,865	25,747	903
Later than two years and not later than three years	24,634	7,833	16,801	14,695
Later than three years and not later than four years	51,422	7,361	44,061	1,186
Later than four years and not later than five years	17,818	7,991	9,827	12,634
Later than five years	200,728	69,418	131,310	11,108

Total	¥378,097	¥111,255	¥266,842	¥41,731

(1)	Discounted lease payments and unguaranteed residual values are included in “Loans and advances” in the consolidated statements of financial position.
Accumulated

allowance for net investment in the lease amounting to ¥824 million and ¥467 million were measured under IFRS 9 at March 31, 2023 and 2022, respectively. For the fiscal years ended March 31, 2023 and 2022, ¥10,427 million and ¥8,554 million were recognized as finance income on net investment in the lease, respectively.
Operating lease receivable
The total amounts of the future minimum lease payments receivable under non-cancellable
operating leases at March 31, 2023 and 2022 were as follows:

	At March 31, 2023	At March 31, 2022

	(In millions)
Not later than one year	¥35,656	¥27,907
Later than one year and not later than two years	28,742	19,710
Later than two years and not later than three years	20,763	14,215
Later than three years and not later than four years	14,424	9,363
Later than four years and not later than five years	9,374	5,910
Later than five years	11,056	11,049

Total	¥120,015	¥88,154

For the fiscal years ended March 31, 2023 and 2022, ¥39,654 million and ¥32,733 million were recognized as income from operating leases, respectively.

F-6
4

14	INTANGIBLE ASSETS
Goodwill
The table below shows the changes in goodwill by business segment for the fiscal years ended March 31, 2023 and 2022.

	Retail Business Unit	Global Business Unit	Head office account and others	Total

	(In millions)
Gross amount of goodwill (1)	¥61,952	¥4,450	¥242,511	¥308,913
Accumulated impairment losses (1)	—	—	(105,022)	(105,022)

Net carrying amount at April 1, 2021	61,952	4,450	137,489	203,891

Acquisitions (2)	—	—	179,197	179,197
Exchange differences	—	527	12,664	13,191

Net carrying amount	61,952	4,977	329,350	396,279
Gross amount of goodwill (1)	61,952	4,977	434,372	501,301
Accumulated impairment losses (1)	—	—	(105,022)	(105,022)

Net carrying amount at March 31, 2022	61,952	4,977	329,350	396,279

Transfer of Business Segment (3)	—	190,986	(190,986)	—

Impairment losses	—	—	(126,151)	(126,151)
Exchange differences	—	1,413	465	1,878

Net carrying amount	61,952	197,376	12,678	272,006
Gross amount of goodwill (1)	61,952	197,376	55,076	314,404
Accumulated impairment losses (1)	—	—	(42,398)	(42,398)

Net carrying amount at March 31, 2023	¥61,952	¥197,376	¥12,678	¥272,006

(1)	The goodwill which all amounts have been impaired is excluded from gross amount of goodwill and accumulated impairment losses.
(2)
The Group recognized goodwill of ¥179,197 million in Head office account and others resulting from the acquisition of Fullerton India Credit Company Limited (“Fullerton India”) on November 30, 2021. For additional information, refer to Note 5
1
“Acquisitions.”

(3)
The business segment of Fullerton India and its consolidated subsidiary was changed from Head office account and others to Global Business Unit from the beginning of the fiscal year ended March 31, 2023.

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
At March 31, 2023, the Group allocated goodwill to the Retail Business Unit of SMBC Consumer Finance Co., Ltd. (“SMBC Consumer Finance”) amounting to ¥56,692 million, to the Global Business Unit of Fullerton India amounting to ¥192,165 million and to the Head office account and others of Sumitomo Mitsui DS Asset Management Company, Limited (“SMDAM”) amounting to
¥12,678
million.

F-6
5

At March 31, 2022, the Group
allocated
goodwill to the Retail Business Unit of SMBC Consumer Finance amounting to ¥
56,692

million and to the Head office account and others of SMBC Nikko Securities Inc. (“SMBC Nikko Securities”), SMDAM and Fullerton India amounting to ¥
109,629
 million
,
¥
12,678
 million and ¥
190,986
 million, respectively.
The aggregate amounts of other goodwill were ¥
10,471
 million and ¥
26,294
 million at March
31
,
2023
and
2022
, respectively, and they were not considered individually significant.
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
Key assumptions used in impairment testing
The key assumptions used for the value in use calculations for the fiscal years ended March 31, 2023 and 2022 were as follows:

	SMBC Nikko Securities	SMBC Consumer Finance	SMDAM	Fullerton India
For the fiscal year ended March 31, 2023:
Pre-tax discount rate	7.90%	8.95%	11.30%	17.60%
Growth rate	1.00%	1.00%	1.00%	8.10%
For the fiscal year ended March 31, 2022:
Pre-tax discount rate	8.80%	9.53%	12.40%	17.00%
Growth rate	1.00%	1.00%	1.00%	8.30%
Management considers that the
pre-tax
discount rates and the growth rates are the most sensitive key assumptions to determine the value in use of the cash-generating units.
Pre-tax
discount rate
: The
pre-tax
discount rates used to estimate the discounted cash flow of the primary cash-generating units are determined based on the Capital Asset Pricing Model (“CAPM”). The risk-free interest

F-6
6

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
Management believes that there were no reasonably possible changes in any of the key assumptions that would lead to the recoverable amounts of the cash-generating units being below these carrying amounts for the fiscal years ended March 31, 2023 and 2022.
Recognition of Impairment Losses
If the recoverable amount of the cash-generating unit is less than its carrying amount, the carrying amount of the cash-generating unit is reduced to its recoverable amount, and this reduction is recognized as impairment loss of goodwill.
The recoverable amount of SMBC Nikko Securities was determined based on the value in use. For the fiscal year ended March 31, 2023, the value in use of SMBC Nikko Securities decreased to less than its carrying amount, primarily due to the revision of the business plan in which the principal assumptions were those regarding departmental sales projections and expense plannings. Based on these assumptions, the recoverable amount was ¥111,219 million below the carrying amount of approximately ¥1 trillion. As a result, the Group recognized an impairment loss of ¥
109,629 million on the goodwill relating to SMBC Nikko Securities, for the fiscal year ended March 31, 2023.
The impairment losses on goodwill are included in “Other expenses” in the consolidated income statements.

F-6
7

Other intangible assets
The table below shows the changes in other intangible assets for the fiscal years ended March 31, 2023 and 2022.

	Internally generated software	Purchased software	Contractual customer relationships	Trademarks	Other intangibles	Total

	(In millions)
Cost	¥788,808	¥412,032	¥189,900	¥55,573	¥125,913	¥1,572,226
Accumulated amortization and impairment losses	(454,169)	(271,310)	(124,704)	(46,695)	(59,519)	(956,397)

Net carrying amount at April 1, 2021	334,639	140,722	65,196	8,878	66,394	615,829

Additions	125,824	59,913	—	—	13,341	199,078
Acquisition of subsidiaries and businesses	—	1,030	5,504	—	45	6,579
Disposals	(1,149)	(1,728)	—	—	(414)	(3,291)
Amortization	(95,604)	(46,200)	(12,315)	(885)	(10,840)	(165,844)
Impairment losses	(49,304)	(6,512)	—	—	—	(55,816)
Exchange differences	551	2,282	1,874	994	2,771	8,472
Others	918	(4,913)	—	—	(4,442)	(8,437)

Net carrying amount	315,875	144,594	60,259	8,987	66,855	596,570

Cost	841,775	467,821	188,183	56,693	110,355	1,664,827
Accumulated amortization and impairment losses	(525,900)	(323,227)	(127,924)	(47,706)	(43,500)	(1,068,257)

Net carrying amount at March 31, 2022	315,875	144,594	60,259	8,987	66,855	596,570

Additions	124,596	64,552	—	—	15,166	204,314
Acquisition of subsidiaries and businesses	—	—	—	—	—	—
Disposals	(819)	(1,389)	—	—	(3,029)	(5,237)
Amortization	(90,292)	(52,411)	(13,006)	(621)	(11,591)	(167,921)
Impairment losses	(17)	(6,162)	(2,524)	—	(665)	(9,368)
Exchange differences	471	1,752	667	417	1,089	4,396
Others	2,120	18,675	—	—	(10,527)	10,268

Net carrying amount	351,934	169,611	45,396	8,783	57,298	633,022

Cost	859,742	511,135	181,499	52,903	89,842	1,695,121
Accumulated amortization and impairment losses	(507,808)	(341,524)	(136,103)	(44,120)	(32,544)	(1,062,099)

Net carrying amount at March 31, 2023	¥351,934	¥169,611	¥45,396	¥8,783	¥57,298	¥633,022

The impairment losses on other intangible assets are included in “Other expenses” and the amortization expenses of other intangible assets are included in “General and administrative expenses” in the consolidated income statements.
The Group had ¥631 million and nil of contractual commitments to acquire intangible assets at March 31, 2023 and 2022, respectively.
The amounts of research and development expenditure recognized as expenses for the fiscal years ended March 31, 2023, 2022 and 2021 were nil, ¥35 million and ¥60 million, respectively, and they were included in “General and administrative expenses” in the consolidated income statements.

F-6
8

Other intangibles at March 31, 2023 and 2022 include leasehold rights, amounting to ¥6,512 million and ¥6,639 million, respectively, which are rights to use land for the purpose of owning the buildings. Since the Group has a long history of renewal, these contracts are not expected to be terminated in the foreseeable future. Leasehold rights are expected to generate cash flows for an indefinite period of time. They are not amortized but are tested for impairment annually, irrespective of whether there is any indication of impairment.
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
For the fiscal year ended March 31, 2022, the
COVID-19
pandemic adversely affected the profitability of the SMBC retail banking unit, and led the Group to recognize impairment losses on software and buildings belonging to the SMBC retail banking unit. The Group recognized the software as corporate assets. To determine whether the software belonging to the SMBC retail banking unit might be impaired, the Group identified each branch belonging to the SMBC retail banking unit based on the framework for managerial accounting as the cash-generating unit, and allocated the software to the group of cash-generating units, which is the SMBC retail banking unit. The Group compared the carrying amount of that group of cash-generating units, including the carrying amount of the software allocated to that group of units, with the recoverable amount of that group of units. As a result, the Group reduced the carrying amount of that group of units to the recoverable amount, and recognized impairment losses on software and buildings. The recoverable amount of ¥136,328 million was determined based on the fair value less costs to sell, which is mainly the fair value of land and buildings belonging to the SMBC retail banking unit, because it was higher than the value in use calculated from the estimated future cash flows based on business plan of the SMBC retail banking unit, considering profit or loss under managerial accounting with some assumptions mainly of the balance of
housing loans which is one of products the unit provides. The fair values were determined based on market values provided by independent valuation appraisers having the appropriate recognized professional qualifications and recent experience in the locations and categories of properties being valued. The fair values were categorized as level 3 of the fair value hierarchy.
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
7%.

9

15	OTHER ASSETS
Other assets at March 31, 2023 and 2022 consisted of the following:

	At March 31,
	2023	2022
	(In millions)
Prepaid expenses	¥119,041	¥89,783
Accrued income	577,707	353,673
Receivables from brokers, dealers and customers for securities transactions	817,020	1,505,359
Cash collateral provided for derivative and other financial transactions	3,030,136	2,620,665
Retirement benefit assets	562,144	553,118
Security deposits	78,050	83,903
Others	983,104	857,406

Total other assets	¥6,167,202	¥6,063,907

16	DEPOSITS
Deposits at March 31, 2023 and 2022 consisted of the following:

	At March 31,
	2023	2022

	(In millions)
Non-interest-bearing demand deposits	¥33,550,063	¥30,967,878
Interest-bearing demand deposits	75,184,412	71,508,201
Deposits at notice	14,446,630	12,036,543
Time deposits	27,523,697	25,137,738
Negotiable certificates of deposit	13,025,556	13,069,797
Others (1)	9,197,452	9,873,335

Total deposits	¥172,927,810	¥162,593,492

(1)	Others include, among other items, foreign currency deposits in domestic offices and Japanese yen accounts held by foreign depositors in domestic offices.

17	TRADING LIABILITIES
Trading liabilities at March 31, 2023 and 2022 consisted of the following:

	At March 31,
	2023	2022

	(In millions)
Debt instruments “short position”	¥3,101,433	¥3,152,043
Equity instruments “short position”	189,656	29,949

Total trading liabilities	¥3,291,089	¥3,181,992

Trading liabilities include the instruments classified as held for trading. Trading debt instruments mainly consist of Japanese government bonds. Trading equity instruments mainly consist of publicly traded foreign stocks.

F-
7
0

18	FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS
Financial liabilities designated at fair value through profit or loss at March 31, 2023 and 2022 consisted of the following:

	At March 31,
	2023	2022

	(In millions)
Borrowings	¥113,262	¥72,470
Debt securities in issue	300,844	383,264

Total financial liabilities designated at fair value through profit or loss	¥414,106	¥455,734

The Group applies a fair value option to certain financial liabilities which were issued by the Group’s securities subsidiary. As part of risk management, the Group enters into derivative transactions to offset the profit or loss of financial liabilities containing embedded derivatives, designated at fair value through profit or loss (“FVPL”) under the fair value option. The carrying amounts of those financial liabilities at March 31, 2023 and March 31, 2022 were ¥51,684 million less and ¥53,814 million less than the contractual amounts required to be paid at maturity, respectively. The cumulative profits arising from changes in own credit risk of those financial liabilities were increased by ¥12,847 million from ¥748 million at March 31, 2022 to ¥13,595 million at March 31, 2023.

19	BORROWINGS
Borrowings at March 31, 2023 and
2022
consisted of the following:

	At March 31,
	2023	2022
	(In millions)
Unsubordinated borrowings	¥13,532,217	¥18,766,117
Subordinated borrowings	186,218	234,680
Liabilities associated with securitization transactions	1,236,369	1,200,147
Lease liabilities	416,997	383,707

Total borrowings	¥15,371,801	¥20,584,651

F-7
1

20	DEBT SECURITIES IN ISSUE
Debt securities in issue at March 31, 2023 and 2022 consisted of the following:

		At March 31,
	Interest rate	2023	2022

		(In millions)
SMFG:
Unsubordinated bonds:
Unsubordinated bonds, payable in United States dollars, due 2022-2052	0.05%-5.77%	¥5,741,299	¥5,325,808
Unsubordinated bonds, payable in euros, due 2022-2033	0.00%-1.72%	721,701	825,503
Unsubordinated bonds, payable in Japanese yen, due 2027-2034	0.86%-1.47%	120,984	—
Unsubordinated bonds, payable in Australian dollars, due 2023-2028	1.32%-4.60%	104,673	177,013
Unsubordinated bonds, payable in Hong Kong dollars, due 2028	3.54%	4,833	4,638
Subordinated bonds:
Subordinated bonds, payable in Japanese yen, due 2024-2033	0.47%-1.67%	571,671	471,753
Subordinated bonds, payable in United States dollars, due 2024-2041	2.14%-4.44%	462,082	451,272

Total SMFG		7,727,243	7,255,987

SMBC:
Commercial paper	(0.57%)-5.40%	1,292,198	1,229,180
Unsubordinated bonds:
Unsubordinated bonds, payable in United States dollars, due 2022-2045	3.00%-5.99%	437,393	542,129
Unsubordinated bonds, payable in euros, due 2023	2.75%	72,101	68,124
Unsubordinated bonds, payable in Australian dollars, due 2023-2027	2.90%-4.79%	15,109	12,048
Unsubordinated bonds, payable in Hong Kong dollars, due 2025	2.92%	12,423	11,672
Unsubordinated bonds, payable in Chinese yuan, due 2023	3.20%	19,416	19,239
Subordinated bonds:
Subordinated bonds, payable in Japanese yen, due 2026	2.17%-2.21%	59,997	59,996

Total SMBC		1,908,637	1,942,388

Other subsidiaries:
Commercial paper	(0.01%)-5.59%	1,293,691	1,195,399
Unsubordinated bonds:
Unsubordinated bonds, payable in Japanese yen, due 2022-2050	0.01%-14.15%	140,582	165,051
Unsubordinated bonds, payable in United States dollars, due 2022-2037	0.01%-4.00%	148,425	205,438
Unsubordinated bonds, payable in euros, due 2023-2029	0.01%-3.60%	583,083	444,969
Unsubordinated bonds, payable in Indonesian rupiah, due 2022-2024	7.55%-7.75%	1,782	8,474
Unsubordinated bonds, payable in Australian dollars, due 2022-2028	0.01%-0.75%	380	532
Unsubordinated bonds, payable in Turkish lira, due 2022-2023	0.01%-15.00%	177	822
Unsubordinated bonds, payable in Chinese yuan, due 2022 -2023	0.00%	18,629	62,982
Unsubordinated bonds, payable in Indian rupee, due 2022-2032	5.50%-11.40%	142,365	126,395
Subordinated bonds:
Subordinated bonds, payable in Japanese yen, due 2028	4.00%-4.15%	20,000	20,000

Total other subsidiaries		2,349,114	2,230,062

Total debt securities in issue		¥11,984,994	¥11,428,437

F-7
2

Interest rates represent the contractual interest rates that were applied at March 31, 2023 and 2022, and thus do not represent the actual effective interest rates.
The following table presents the movement in Subordinated bonds for the fiscal years ended March 31, 2023 and 2022.

	For the fiscal year ended March 31,
	2023	2022

	(In millions)

Subordinated bonds at beginning of period (1)	¥1,003,021	¥1,277,362
Cash flows:
Proceeds from issuance of subordinated bonds	99,984	95,533
Redemption of subordinated bonds	—	(382,600)
Non-cash changes:
Foreign exchange translations	43,940	47,143
Others	(33,195)	(34,417)

Subordinated bonds at end of period (1)	¥1,113,750	¥1,003,021

(1)	The balances are comprised of subordinated bonds issued by SMFG, SMBC and other subsidiaries.

21	PROVISIONS
The following table presents movements by class of provisions for the fiscal years ended March 31, 2023 and 2022.

	Provision for interest repayment	Other provisions	Total

	(In millions)
Balance at April 1, 2021	¥141,201	¥83,073	¥224,274
Additional provisions	32,000	20,725	52,725
Amounts used	(37,674)	(10,648)	(48,322)
Unused amounts reversed	—	(655)	(655)
Amortization of discount and effect of change in discount rate	(404)	145	(259)
Others	—	21	21

Balance at March 31, 2022	135,123	92,661	227,784

Additional provisions	29,000	34,141	63,141
Amounts used	(35,707)	(7,794)	(43,501)
Unused amounts reversed	—	(90)	(90)
Amortization of discount and effect of change in discount rate	(182)	141	(41)
Others	—	51	51

Balance at March 31, 2023	¥128,234	¥119,110	¥247,344

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

F-7
3

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
and gray zone interest was abolished.
The provision for interest repayment is calculated by estimating the future claims for the refund of gray zone interest, taking into account historical experience such as the number of customer claims for a refund, the amount of repayments and the characteristics of customers, and the length of the period during which claims are expected to be received in the future. Of these historical experiences, the number of customer claims for the refund has a significant effect on the amount of the provision, and the historical number of customer claims to the Group was 85 thousand, 91 thousand and 89 thousand for the fiscal years ended March 31, 2023, 2022 and 2021, respectively. The timing of the settlement of these claims is uncertain.
The decrease in the provision for interest repayment for the fiscal year ended March 31, 2023 was primarily due to the use of the provision during the year, which was partially offset by additional provisions as a result of the estimation of the future claims for the refund.
Other Provisions
Other provisions include asset retirement obligations and provisions for loan commitments, reimbursement of deposits, point programs and litigation claims. Most of these provisions occurred in the normal course of business and none of them were individually significant at March 31, 2023 and 2022.

22	OTHER LIABILITIES
Other liabilities at March 31, 2023 and 2022 consisted of the following:

	At March 31,
	2023	2022

	(In millions)
Accrued expenses	¥569,480	¥365,367
Unearned income	64,821	86,519
Financial guarantees and other credit-related contingent liabilities	41,234	37,241
Due to trust account	1,696,286	1,814,781
Payables to brokers, dealers and customers for securities transactions	1,377,908	1,528,716
Payables related to credit card services	1,068,315	885,022
Obligations from factoring transactions	385,642	482,346
Retirement benefit liabilities	37,021	44,622
Guarantee deposits and derivative cash collateral received	1,489,987	727,668
Others	1,972,719	2,414,492

Total other liabilities	¥8,703,413	¥8,386,774

F-7
4

23	DEFERRED INCOME TAX
The changes of net deferred tax assets and liabilities for the fiscal years ended March 31, 2023 and 2022 were as follows:

	For the fiscal year ended March 31,
	2023	2022

	(In millions)
At beginning of period	¥(200,299)	¥(370,577)
Deferred tax benefit (expense)	(141,365)	29,453
Deferred tax relating to other comprehensive income:
Remeasurements of defined benefit plans reserve	(2,288)	(10,027)
Financial instruments at fair value through other comprehensive income reserve	92,181	135,022
Own credit on financial liabilities designated at fair value through profit or loss reserve	(3,934)	(1,754)
Exchange differences on translating foreign operations reserve	860	(8,934)
Acquisition and disposal of subsidiaries and businesses	—	12,825
Exchange differences and others	4,725	13,693

At end of period	¥(250,120)	¥(200,299)

The deferred tax assets and liabilities at March 31, 2023 and 2022 were attributable to the following items:

	At March 31,
	2023	2022

	(In millions)
Deferred tax assets:
Loans and advances	¥429,848	¥451,720
Tax losses carried forward	87,951	76,223
Provision for interest repayment	35,963	37,826
Investment securities	27,207	16,811
Retirement benefits	9,494	12,081
Other deductible temporary differences	142,889	137,170

Total deferred tax assets	733,352	731,831

Deferred tax liabilities:
Investment securities	547,661	637,052
Derivative financial instruments	122,161	6,536
Property, plant and equipment	91,789	66,521
Retirement benefits	80,801	81,051
Goodwill and intangible assets	22,700	55,948
Lease transactions	6,840	6,509
Other taxable temporary differences	111,520	78,513

Total deferred tax liabilities	983,472	932,130

Net deferred tax assets (liabilities) (1)	¥(250,120)	¥(200,299)

(1)
Deferred tax assets and deferred tax liabilities are offset in the consolidated statements of financial position if the entity has a legally enforceable right to set off current tax assets against current tax liabilities, and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on the same taxable entity.

The Company has adopted the group aggregation system in Japan from the fiscal year beginning April 1, 2022, resulting from an amendment to the Corporation Tax Act, which revised the consolidated corporate-tax

F-7
5

system and shifted to the group aggregation system. Under the group aggregation system, each company consisting of the parent company and its wholly owned domestic subsidiaries (an “aggregation group”) individually files its own tax return (rather than a consolidated tax return), while aggregating the taxable profits or losses on an aggregation group basis largely in the same manner as the consolidated corporate-tax
system. In that aggregation, any unused tax losses carried forward, except for certain specified tax losses carried forward, by one company could be used by another company within the aggregation group for Japanese national corporation tax purposes. Therefore, the deferred tax assets relating to deductible temporary differences and tax losses carried forward were recognized on an aggregation group basis, but only to the extent that it was probable that the aggregation group’s future taxable profits would be available against which the deductible temporary differences and tax losses carried forward could be utilized.
Until the fiscal years ended March 31, 2022, the Company had adopted the consolidated corporate-tax
system. Under the consolidated
corporate-tax
system, the taxable profits and losses within the parent company and its wholly owned domestic subsidiaries (a “tax consolidated group”) were aggregated in the same manner as under the group aggregation system, but the tax return of Japanese national corporation tax had been filed by a tax consolidated group basis.
The deferred tax assets of the Company and its wholly owned domestic subsidiaries, which adopted the group aggregation system, consisted mainly of those for loans and advances. The deferred tax assets for loans and advances were generally related to the accumulated losses from the impairment of these assets which would be deductible for tax purposes in future periods. The Company and its wholly owned domestic subsidiaries consider that most of the deductible temporary differences will be able to be used based mainly on future taxable profits on a consolidated basis. The future taxable profits are estimated based on forecasted results of operations, which reflect historical financial performance and the business plans that management believes to be prudent and feasible. In the Company’s other subsidiaries, deferred tax assets relating to deductible temporary differences are recognized only to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences can be utilized. No deferred tax assets were recognized in certain subsidiaries of the Company for the deductible temporary differences estimated not to be realized, or for the tax losses carried forward projected to expire due to the uncertainty of sufficient future taxable profit.
The following table shows the amounts of deductible temporary differences and tax losses carried forward by expiration date at March 31, 2023 and 2022 for which no deferred tax assets were recognized.

	At March 31,
	2023	2022

	(In millions)
Deductible temporary differences	¥286,126	¥269,907
Tax losses carried forward which will expire in 1 year	18,345	37,370
2 years	19,518	37,697
3 years	14,944	23,076
4 years	51,766	14,971
5 years	4,347	60,240
6 years	137,196	—
7 years	46,489	137,196
8 years	41,879	46,498
9 years	40,620	41,997
10 years and thereafter	42,003	48,462

Total deductible temporary differences and tax losses carried forward (1)	¥703,233	¥717,414

(1)
Under the group aggregation system and the consolidated corporate-tax system, the Company and its wholly owned domestic subsidiaries recognized deferred tax assets relating to deductible temporary differences and tax losses carried forward on a consolidated basis for Japanese national corporation tax purposes and on a stand-alone basis for Japanese local corporation tax purposes. There are

F-7
6

deductible temporary differences and tax losses carried forward on which deferred tax assets are recognized for Japanese national corporation tax purposes, but on which no deferred tax assets are recognized for Japanese local corporation tax purposes. These deductible temporary differences and tax losses carried forward amounted to ¥243,822 million and ¥268,407 million at March 31, 2023 and 2022, respectively.
In addition to the above table, the Group does not recognize deferred tax assets for deductible temporary differences related to investments in subsidiaries, associates and joint ventures where the Company has no intention to reverse these differences in the foreseeable future. The amount of those deductible temporary differences was ¥416 billion and ¥833 billion at March 31, 2023 and 2022, respectively.
At March 31, 2023 and 2022, the taxable temporary differences associated with investments in subsidiaries, associates and joint ventures for which deferred tax liabilities had not been recognized amounted to ¥4,171 billion and ¥3,307 billion, respectively. The Company can control the timing of reversal of the temporary differences and it is probable that they will not be reversed in the foreseeable future.
Deferred tax benefit and expense for the fiscal years ended March 31, 2023 and 2022 were attributable to the following temporary differences and tax losses carried forward:

	For the fiscal year ended March 31,
	2023	2022

	(In millions)
Derivative financial instruments	¥(108,466)	¥(51,209)
Goodwill and intangible assets	33,248	5,583
Loans and advances	(32,339)	43,680
Property, plant and equipment	(8,304)	14,706
Investment securities	7,708	25,869
Tax losses carried forward	2,861	6,576
Provision for interest repayment	(1,862)	(1,561)
Lease transactions	539	1,602
Retirement benefits	125	7,896
Other temporary differences—net	(34,875)	(23,689)

Total deferred tax benefit (expense)	¥(141,365)	¥29,453

24	RETIREMENT BENEFITS
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

F-7
7

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

F-7
8

The following tables provide detailed information for the defined benefit plans.
The amounts of the retirement benefit liabilities and the retirement benefit assets recognized in the consolidated statements of financial position at March 31, 2023 and 2022 were determined as follows:

	At March 31,
	2023	2022
	(In millions)
Present value of unfunded obligations	¥(32,531)	¥(32,948)
Present value of funded obligations	(995,908)	(1,083,182)
Fair value of plan assets	1,663,637	1,642,554

Net retirement benefit assets (liabilities) before the asset ceiling	¥635,198	¥526,424

Effect of the asset ceiling	110,075	17,928

Net retirement benefit assets (liabilities)	¥525,123	¥508,496

Of which retirement benefit liabilities included in “Other liabilities”	¥(37,021)	¥(44,622)
Of which retirement benefit assets included in “Other assets”	¥562,144	¥553,118
The movements in the defined benefit obligations for the fiscal years ended March 31, 2023 and 2022 were as follows:

	For the fiscal year ended March 31,
	2023	2022
	(In millions)
At beginning of period	¥1,116,130	¥1,147,057
Current service cost	30,761	30,658
Interest cost	8,782	7,077
Actuarial losses (gains)—demographic assumptions	(465)	(689)
Actuarial losses (gains)—financial assumptions	(61,402)	(30,384)
Actuarial losses (gains)—experience	517	10,780
Benefits paid	(43,135)	(42,272)
Lump-sum payments	(16,004)	(15,099)
Past service cost	(4,077)	7,175
Others	(2,668)	1,827

At end of period	¥1,028,439	¥1,116,130

The movements in the fair value of plan assets for the fiscal ye
a
rs ended March 31, 2023 and 2022 were as follows:

	For the fiscal year ended March 31,
	2023	2022

	(In millions)
At beginning of period	¥1,642,554	¥1,627,110
Interest income	12,760	9,920
Return on plan assets excluding interest income	38,081	30,716
Contributions by employer	12,775	12,718
Benefits paid	(43,135)	(42,272)
Others	602	4,362

At end of period	¥1,663,637	¥1,642,554

9

The movements in the effect of the asset ceiling for the fiscal years ended March 31, 2023 and 2022 were as follows:

	For the fiscal year ended March 31,
	2023	2022

	(In millions)
At beginning of period	¥17,928	¥—
Interest cost	133	—
Change in the asset ceiling	92,014	17,928

At end of period	¥110,075	¥17,928

The amounts recognized in “General and administrative expenses” in the consolidated income statements for the fiscal years ended March 31, 2023, 2022 and 2021 were as follows:

	For the fiscal year ended March 31,
	2023	2022	2021

	(In millions)
Current service cost	¥30,761	¥30,658	¥32,099
Net interest cost	(3,845)	(2,843)	(1,415)
Past service cost	(4,077)	7,175	(28,023)

Total	¥22,839	¥34,990	¥2,661

The plan assets at March 31, 2023 and 2022 were composed as follows:

	At March 31,
	2023			2022
	Quoted in active markets	Other	Total	Quoted in active markets	Other	Total

	(In millions)
Plan assets retained in the pension funds:
Equity instruments	¥195,852	¥131,315	¥327,167	¥223,856	¥134,300	¥358,156
Debt instruments	16,857	214,122	230,979	10,790	212,974	223,764
General account of life insurance companies	—	41,595	41,595	222	41,075	41,297
Other investments and short-term assets	42,810	417,427	460,237	38,051	402,958	441,009
Plan assets retained in the retirement benefit trusts:
Equity instruments	511,553	2,253	513,806	488,762	2,357	491,119
Other short-term assets	80,668	9,185	89,853	78,318	8,891	87,209

Total	¥847,740	¥815,897	¥1,663,637	¥839,999	¥802,555	¥1,642,554

The assets in the pension funds included common stocks issued by the Group at March 31, 2023 and 2022. The amounts of these stocks were not significant.
The assets in retirement benefit trusts were primarily composed of Japanese equity instruments. Most of the plan assets held by the Group are invested in Japanese equity and debt instruments. Accordingly, the Group may be exposed to market risk arising from the domestic markets.

F-
8
0

The Group retained the voting rights of some of these equity instruments with fair values of ¥504,452 million and ¥479,874 million (30.3% and 29.2% of the total fair values of plan assets) at March 31, 2023 and 2022, respectively.
The principal actuarial assumptions used at March 31, 2023, 2022 and 2021 were as follows:

	At March 31,
	2023	2022	2021
Discount rates	1.2%	0.8%	0.6%
Discount rates are weighted on the basis of the defined benefit obligations.
The assumptions for future mortality are based on the official mortality table generally used for actuarial assumptions in Japan. The current average remaining life expectancy of an individual retiring at age 60 was 24 years for males and 29 years for females under the mortality table used at March 31, 2023, 2022 and 2021.
The sensitivity analyses of the effect of changes in key assumptions on the defined benefit obligations at March 31, 2023 and 2022 were as follows:

	At March 31,
	2023	2022
	Increase/(decrease)	Increase/(decrease)

	(In millions)
Discount rates:
Increase by 50 bps	¥(54,832)	¥(61,869)
Decrease by 50 bps	61,585	69,733
Average life expectancy at age 60:
Increase of one year	¥30,466	¥34,064
Each increase and decrease in the table above assumes that only one assumption is changed, with all other assumptions remaining unchanged. In practice, however, changes in multiple assumptions may occur in a mutually interrelated manner.
The weighted average durations of defined benefit plans for the fiscal years ended March 31, 2023, 2022 and 2021 were as follows:

	At March 31,
	2023	2022	2021

	(Years)
Lump-sum severance indemnity plans	11.3	12.7	12.9
Defined benefit pension plans	15.6	18.4	18.5
Funding Policy for Plan Assets
The pension funds review the funding status of plan assets every year. If any funding deficit is identified, a measure to cover such deficit will be implemented, for example, by increasing the amount of contributions by the employer.
Expected contribution
Expected contributions to the defined benefit plans for the fiscal year ending March 31, 2024 are ¥12,498 million.

F-8
1

Defined Contribution Plans
SMBC and some of the Company’s other subsidiaries provide defined contribution plans. The amounts recognized as expenses for the defined contribution plans were ¥13,166 million, ¥11,997 million and ¥10,994 million for the fiscal years ended March 31, 2023, 2022 and 2021, respectively, which were included in “General and administrative expenses” in the consolidated income statements.
Employees’ Pension Insurance Plan
In Japan, the Government of Japan operates the Employees’ Pension Insurance Plan which covers most of the private entities’ employees. The amounts of contributions charged to expense for the Employees’ Pension Insurance Plan were ¥40,330 million, ¥39,263 million and ¥37,692 million for the fiscal years ended March 31, 2023, 2022 and 2021, respectively, which were included in “General and administrative expenses” in the consolidated income statements.

25	SHAREHOLDERS’ EQUITY
Common Stock
The changes in the number of issued shares of common stock and common stock held by the Company or its subsidiaries during the fiscal years ended March 31, 2023, 2022 and 2021 were as follows:

	For the fiscal year ended March 31,
	2023		2022		2021
	Outstanding	In treasury	Outstanding	In treasury	Outstanding	In treasury
At beginning of period	1,374,362,102	3,542,321	1,374,040,061	3,612,302	1,373,171,556	3,645,043
Net change	329,092	26,528,329	322,041	(69,981)	868,505	(32,741)

At end of period	1,374,691,194	30,070,650	1,374,362,102	3,542,321	1,374,040,061	3,612,302

The total number of authorized shares of common stock was 3,000 million at March 31, 2023 and 2022 with no stated value. All issued shares are fully paid. The details of the stock options and the restricted shares outstanding are described in Note 40 “Share-Based Payment.”
On November 12, 2021, the Company’s board of directors resolved to repurchase shares of its common stock and cancel all the repurchased shares. The resolution authorized the repurchase of up to the lesser of (i) an aggregate of 33,000,000 shares of its common stock and (ii) an aggregate of ¥100 billion between November 15, 2021 and November 11, 2022. However, its share repurchases were suspended during periods in which it may have been deemed to hold material non-public
information. As a result, the repurchase period beginning November 15, 2021 ended without any repurchase of shares.
Simultaneously, the Company announced that the board of directors resolved to repurchase shares of the Company’s common stock and cancel all the repurchased shares. The resolution authorized the repurchase of up to the lesser of (i) an aggregate of 61,000,000 shares of its common stock and (ii) an aggregate of ¥200 billion between November 15, 2022 and May 31, 2023. During the fiscal year ended March 31, 2023, pursuant to the resolution, the Company repurchased 26,619,000 shares of its common stock for ¥139 billion in aggregate. On May 31, 2023, the Company completed the repurchase pursuant to the resolution, acquiring
37,640,000
shares of its common stock for ¥
200
billion in aggregate. The Company cancelled all of the repurchased shares on June 20, 2023.

F-8
2

Preferred Stock
The following table shows the number of shares of preferred stock at March 31, 2023 and 2022.

	At March 31, 2023		At March 31, 2022
	Authorized	Issued	Authorized	Issued
Type 5 preferred stock	167,000	—	167,000	—
Type 7 preferred stock	167,000	—	167,000	—
Type 8 preferred stock	115,000	—	115,000	—
Type 9 preferred stock	115,000	—	115,000	—
All the preferred stocks have no stated value. There was no movement in preferred stock during the fiscal years ended March 31, 2023, 2022 and 2021.
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
Restriction on the Payment of Dividends
The amount of the capital surplus and retained earnings of the Company that can be paid out as dividends is subject to restrictions under the Companies Act. These amounts are calculated based on the Company’s nonconsolidated statement of financial position prepared in accordance with Japanese GAAP. Therefore, the adjustments made to prepare the IFRS consolidated financial statements have no impact on the calculation. The total amount that the Company can pay out as a dividend was ¥2,159 billion at March 31, 2023.
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
Since the Company is a holdin
g company, its earnings rely mo
stly on dividend income from SMBC, and the Company’s other subsidiaries and associates. SMBC is subject to some restrictions on its dividend payment by the Companies Act and the Banking Act, similar to those applied to the Company’s.
Other Reserves
Remeasurements of defined benefit plans reserve
Remeasurements of the defined benefit plans reserve includes the accumulated actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions, and return on plan assets excluding interest income.

F-8
3

The movements of remeasurements of the defined benefit plans reserve for the fiscal years ended March 31, 2023, 2022 and 2021 were as follows:

	For the fiscal year ended March 31,
	2023	2022	2021

	(In millions)
At beginning of period	¥197,310	¥214,411	¥(2,553)
Gains (losses) arising during the period, before tax	7,417	33,081	327,681
Income tax (expense) benefit for changes arising during the period	(2,288)	(10,027)	(100,427)
Amount attributable to non-controlling interests	(9)	31	26
Share of other comprehensive income (loss) of associates and joint ventures	33	911	1,096
Transfer from other reserves to retained earnings	(42,879)	(41,097)	(11,412)

At end of period	¥159,584	¥197,310	¥214,411

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
The movements of the financial instruments at FVOCI reserve for the fiscal years ended March 31, 2023, 2022 and 2021 were as follows:

	For the fiscal year ended March 31,
	2023	2022	2021

	(In millions)
At beginning of period	¥1,808,222	¥2,106,255	¥1,500,013
Gains (losses) arising during the period, before tax	(264,309)	(410,631)	996,972
Income tax (expense) benefit for changes arising during the period	81,384	125,617	(304,515)
Reclassification adjustments for (gains) losses included in net profit, before tax	94,803	113,334	(79,711)
Income tax (expense) benefit for reclassification adjustments	(29,040)	(34,705)	24,409
Amount attributable to non-controlling interests	15	3	4
Share of other comprehensive income (loss) of associates and joint ventures	(3,980)	(1,746)	5,751
Transfer from other reserves to retained earnings	(111,902)	(89,905)	(36,668)

At end of period	¥1,575,193	¥1,808,222	¥2,106,255

Own credit on financial liabilities designated at fair value through profit or loss reserve
The own credit on financial liabilities designated at fair value through profit or loss (“FVPL”) reserve includes the accumulated gains and losses arising from changes in fair value that is attributable to changes in own credit risk of financial liabilities designated at FVPL.

F-8
4

The movements of own credit on financial liabilities designated at fair value through profit or loss reserve for the fiscal years ended March 31, 2023, 2022 and 2021 were as follows:

	For the fiscal year ended March 31,
	2023	2022	2021

	(In millions)
At beginning of period	¥520	¥(3,455)	¥—
Gains (losses) arising during the period, before tax	12,847	5,729	(4,981)
Income tax (expense) benefit for changes arising during the period	(3,934)	(1,754)	1,526

At end of period	¥9,433	¥520	¥(3,455)

Exchange differences on translating foreign operations reserve
Exchange differences on translating foreign operations reserve includes foreign exchange differences arising from the translation of the net assets of foreign operations from their functional currencies to the Group’s presentation currency, Japanese yen.
The movements of exchange differences on translating the foreign operations reserve for the fiscal years ended March 31, 2023, 2022 and 2021 were as follows:

	For the fiscal year ended March 31,
	2023	2022	2021

	(In millions)
At beginning of period	¥540,242	¥113,646	¥28,260
Gains (losses) arising during the period, before tax	304,252	404,292	86,842
Income tax (expense) benefit for changes arising during the period	2,509	(8,875)	(3,784)
Reclassification adjustments for (gains) losses included in net profit, before tax	5,385	192	446
Income tax (expense) benefit for reclassification adjustments	(1,649)	(59)	(137)
Amount attributable to non-controlling interests	(311)	(1,624)	(469)
Share of other comprehensive income (loss) of associates and joint ventures	34,362	32,670	2,488

At end of period	¥884,790	¥540,242	¥113,646

26	EQUITY ATTRIBUTABLE TO OTHER EQUITY INSTRUMENTS HOLDERS
Equity attributable to other equity instruments holders at March 31, 2023 and 2022 consisted of the following:

	At March 31,
	2023	2022

	(In millions)
Perpetual subordinated bonds	¥755,802	¥733,611
Perpetual subordinated borrowings	¥10,000	—

Total equity attributable to other equity instruments holders	¥765,802	¥733,611

SMFG issued perpetual subordinated bonds and perpetual subordinated borrowings, which are Basel
III-compliant
Additional Tier 1 capital instruments and are classified as equity under IFRS.

F-8
5

The bonds and borrowings bear a fixed rate of interest until the first call date. After the first call date, they will bear a floating rate of interest unless they are redeemed. SMFG may at any time and in its sole discretion, elect to cancel any interest payment. If cancelled, interest payments are non-cumulative
and will not increase to compensate for any short-fall in interest payments in any previous year.
These bonds and borrowings are undated, have no final maturity date and may be redeemed at SMFG’s option, in whole, but not in part, on the first call date or any interest payment dates thereafter subject to prior confirmation of the Financial Services Agency of Japan (“FSA”).
The principal amount of the bonds and borrowings may be written down upon the occurrence of certain trigger events. For example, if the Common Equity Tier 1 capital ratio falls below 5.125% (“Capital Ratio Event”), the principal amount required to fully restore the Common Equity Tier 1 capital ratio above 5.125% will be written down.
The principal amount of the bonds and borrowings which has been written down due to a Capital Ratio Event may be reinstated at SMFG’s option, subject to prior confirmation of the FSA that the Common Equity Tier 1 capital ratio remains at a sufficiently high level after giving effect to such reinstatement.

27	NET INTEREST INCOME
Net interest income for the fiscal years ended March 31, 2023, 2022 and 2021 consisted of the following:

	For the fiscal year ended March 31,
	2023	2022	2021

	(In millions)
Interest income from:
Deposits with banks	¥309,704	¥20,044	¥17,411
Call loans and bills bought	75,923	13,898	11,091
Reverse repurchase agreements and cash collateral on securities borrowed	54,693	6,633	14,148
Investment securities	218,011	123,194	126,639
Loans and advances	3,037,745	1,583,885	1,611,081

Total interest income	3,696,076	1,747,654	1,780,370

Interest expense from:
Deposits	1,068,750	101,991	179,910
Call money and bills sold	18,246	1,259	1,755
Repurchase agreements and cash collateral on securities lent	280,945	5,767	7,131
Borrowings	126,122	49,282	62,624
Debt securities in issue	373,313	106,505	109,205
Premiums for deposit insurance	22,915	37,970	35,813
Others	50,715	942	807

Total interest expense	1,941,006	303,716	397,245

Net interest income	¥1,755,070	¥1,443,938	¥1,383,125

F-8
6

28	NET FEE AND COMMISSION INCOME
Net fee and commission income for the fiscal years ended March 31, 2023, 2022 and 2021 consisted of the following:

	For the fiscal year ended March 31,
	2023	2022	2021

	(In millions)
Fee and commission income from:
Loans	¥145,078	¥128,583	¥132,523
Credit card business	380,345	333,109	304,787
Guarantees	71,612	66,199	64,422
Securities-related business	119,403	169,719	169,251
Deposits	18,230	16,302	14,763
Remittances and transfers	146,507	139,122	138,907
Safe deposits	4,228	4,025	4,160
Trust fees	6,753	5,940	4,885
Investment trusts	144,940	183,164	163,522
Agency	9,368	8,854	8,442
Others	216,270	193,208	168,720

Total fee and commission income	1,262,734	1,248,225	1,174,382

Fee and commission expense from:
Remittances and transfers	28,885	32,604	39,417
Others	194,035	177,158	162,306

Total fee and commission expense	222,920	209,762	201,723

Net fee and commission income	¥1,039,814	¥1,038,463	¥972,659

Fee and commission income can be mainly disaggregated into loans, credit card business, securities-related business, remittances and transfers and investment trusts by types of services. Loan transaction fees principally arise in the Wholesale Business Unit and the Global Business Unit. Fees obtained through credit card business principally arise in the Retail Business Unit. Fees obtained through securities-related business principally arise in the Wholesale Business Unit, the Retail Business Unit and the Global Business Unit. Remittance and transfer fees principally arise in the Wholesale Business Unit, the Retail Business Unit and the Global Business Unit. Fees and commissions obtained through investment trusts principally arise in the Retail Business Unit and Head office account and others, which include the investment advisory and investment trust management businesses.

29	NET TRADING INCOME
Net trading income for the fiscal years ended March 31, 2023, 2022 and 2021 consisted of the following:

	For the fiscal year ended March 31,
	2023	2022	2021

	(In millions)
Interest rate	¥351,815	¥74,828	¥38,987
Foreign exchange	317,203	186,146	168,462
Equity	(40,691)	22,216	34,772
Credit	(3,902)	(1,812)	(4,723)
Others	1,618	(1,039)	248

Total net trading income	¥626,043	¥280,339	¥237,746

F-8
7

Net trading income is presented primarily by instrument type. It includes income and losses from trading assets and liabilities, and derivative financial instr uments.

30	NET INCOME FROM FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
Net income from financial assets and liabilities at fair value through profit or loss for the fiscal years ended March 31, 2023, 2022 and 2021 consisted of the following:

	For the fiscal year ended March 31,
	2023	2022	2021

	(In millions)
Net income from financial assets mandatorily at fair value through profit or loss:
Net income from debt instruments	¥115,291	¥156,792	¥262,396
Net income from equity instruments	1,439	5,025	23,687
Net income (loss) from financial liabilities designated at fair value through profit or loss	56,581	38,432	(6,071)

Total net income from financial assets and liabilities at fair value through profit or loss	¥173,311	¥200,249	¥280,012

31	NET INVESTMENT INCOME
Net investment income for the fiscal years ended March 31, 2023, 2022 and 2021 consisted of the following:

	For the fiscal year ended March 31,
	2023	2022	2021

	(In millions)
Net gain (loss) from disposal of debt instruments	¥(89,150)	¥(29,546)	¥79,711
Dividend income	104,761	95,290	74,109

Total net investment income	¥15,611	¥65,744	¥153,820

Dividend income from equity instruments at fair value through other comprehensive income which were derecognized during the fiscal years ended March 31, 2023, 2022 and 2021 were ¥1,150 million, ¥1,805 million and ¥1,027 million, respectively.

F-8
8

32	OTHER INCOME
Other income for the fiscal years ended March 31, 2023, 2022 and 2021 consisted of the following:

	For the fiscal year ended March 31,
	2023	2022	2021

	(In millions)
Income from operating leases	¥39,654	¥32,733	¥34,426
Income related to disposal of assets leased	—	29	1,233
Income related to IT solution services	11,889	11,428	12,836
Gains on disposal of property, plant and equipment, and other intangible assets	3,326	1,708	3,035
Reversal of impairment losses of investments in associates and joint ventures	22,915	2,059	9,930
Gains on step acquisition of subsidiaries	—	—	405
Others	103,043	60,770	76,358

Total other income	¥180,827	¥108,727	¥138,223

33	IMPAIRMENT CHARGES ON FINANCIAL ASSETS
Impairment charges (reversals) on financial assets for the fiscal years ended March 31, 2023, 2022 and 2021 consisted of the following:

	For the fiscal year ended March 31,
	2023	2022	2021

	(In millions)
Loans and advances	¥138,176	¥269,060	¥277,085
Loan commitments	8,016	9,555	12,729
Financial guarantees	2,272	1,363	(7,328)

Total impairment charges on financial assets	¥148,464	¥279,978	¥282,486

34	GENERAL AND ADMINISTRATIVE EXPENSES
General and administrative expenses for the fiscal years ended March 31, 2023, 2022 and 2021 consisted of the following:

	For the fiscal year ended March 31,
	2023	2022	2021

	(In millions)
Personnel expenses	¥922,452	¥834,512	¥770,769
Depreciation and amortization	262,702	264,290	255,702
Building and maintenance expenses	7,847	9,979	8,593
Supplies expenses	14,571	15,468	15,191
Communication expenses	31,182	32,839	33,454
Publicity and advertising expenses	143,500	126,090	89,924
Taxes and dues	84,020	82,293	83,554
Outsourcing expenses	123,293	115,157	111,737
Office equipment expenses	70,151	61,503	56,389
Others	305,699	259,490	253,802

Total general and administrative expenses	¥1,965,417	¥1,801,621	¥1,679,115

9

35	OTHER EXPENSES
Other expenses for the fiscal years ended March 31, 2023, 2022 and 2021 consisted of the following:

	For the fiscal year ended March 31,
	2023	2022	2021

	(In millions)
Cost of operating leases	¥30,281	¥22,922	¥23,225
Cost related to disposal of assets leased	3,212	301	—
Cost related to IT solution services and IT systems	94,071	89,762	84,691
Provision for interest repayment	28,818	31,596	38,344
Losses on disposal of property, plant and equipment, and other intangible assets	6,377	3,856	3,725
Impairment losses of property, plant and equipment	31,617	43,708	10,959
Impairment losses of intangible assets	135,519	55,816	42,846
Losses on sales of investments in subsidiaries and associates	8,216	—	680
Impairment losses of investments in associates and joint ventures (1)	56,461	42,460	12,537
Others	107,775	78,138	66,872

Total other expenses	¥502,347	¥368,559	¥283,879

(1)
For the fiscal years ended March 31, 2023, 2022 and 2021, the Group recognized an impairment loss of ¥33,932 million, ¥42,218 million and ¥10,391 million, respectively, on investments in associates and joint ventures, due to the decline in the stock price of its equity-method associate, The Bank of East Asia, Limited.

36	INCOME TAX EXPENSE
The detail of income tax expense for the fiscal years ended March 31, 2023, 2022 and 2021 was as follows:

	For the fiscal year ended March 31,
	2023	2022	2021

	(In millions)
Current tax:
Charge for period (1)	¥184,662	¥190,842	¥207,742
Deferred tax:
Origination and reversal of temporary differences	146,130	(25,248)	48,295
Change in the write-down of deferred tax assets on the current fiscal year income tax expense	(4,765)	(4,205)	(4,635)

Total deferred tax expense (benefit)	141,365	(29,453)	43,660

Total income tax expense	¥326,027	¥161,389	¥251,402

(1)
As a result of the adoption of IFRS 9, the current income tax expenses of ¥39,837 million, ¥44,110 million and ¥13,851 million were recognized directly in equity for the fiscal years ended March 31, 2023, 2022 and 2021, respectively.

F-9
0

The following table shows the reconciliations of the effective income tax rates for the fiscal years ended March 31, 2023, 2022 and 2021.

	For the fiscal year ended March 31,
	2023		2022	2021

	(In millions, except percentages)
Profit before tax	¥1,261,876		¥676,464	¥956,478
Income tax expense	326,027		161,389	251,402
Effective income tax rate	25.8%		23.9%	26.3%
Effective statutory tax rate in Japan (1)	30.6%		30.6%	30.6%
Tax impact of share of post-tax profit in associates and joint ventures	(2.1%)		0.5%	(1.2%)
Non-Japanese earnings	(1.3%)		(2.2%)	(1.6%)
Tax impact of impairment losses of goodwill	0.9%		—	1.4%
Tax impact of impairment losses and reversal of impairment losses for investments in associates and joint ventures—net	0.8%		(4.5%)	0.1%
Nontaxable dividends received	(0.8%)		(1.3%)	(0.7%)
Effect of the change in the write-down of deferred tax assets on the current fiscal year income tax expense	(0.4%)		(0.6%)	(0.5%)
Others—net	(1.9	% )	1.4%	(1.8%)

Effective income tax rate	25.8%		23.9%	26.3%

(1)
The effective statutory tax rate in Japan for the fiscal year ended March 31,
2023
,
2022 and 2021 is the aggregate of the effective corporation tax rate of 23.2%, the effective local corporation tax rate of 2.4%, the effective inhabitant tax rate of 2.4% and the effective enterprise tax rate of 2.6%, all of which are payable by corporate entities on taxable profits under the tax laws in Japan.

37	EARNINGS PER SHARE
The following table shows the income and share data used in the basic and diluted earnings per share calculations for the fiscal years ended March 31, 2023, 2022 and 2021.

	For the fiscal year ended March 31,
	2023	2022	2021

	(In millions, except number of shares and per share data)
Basic:
Profit attributable to shareholders of the Company	¥911,831	¥499,573	¥687,483
Weighted average number of common stock in issue (in thousands of shares)	1,364,770	1,370,738	1,370,214

Basic earnings per share	¥668.12	¥364.46	¥501.73

Diluted:
Profit attributable to the common shareholders of the Company	¥911,831	¥499,573	¥687,483
Impact of dilutive potential ordinary shares issued by subsidiaries	—	—	—

Net profit used to determine diluted earnings per share	¥911,831	¥499,573	¥687,483

Weighted average number of common stock in issue (in thousands of shares)	1,364,770	1,370,738	1,370,214
Adjustments for stock options (in thousands of shares)	463	561	658

Weighted average number of common stock for diluted earnings per share (in thousands of shares)	1,365,233	1,371,299	1,370,872

Diluted earnings per share	¥667.89	¥364.31	¥501.49

F-9
1

38	TRANSFERS OF FINANCIAL ASSETS
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
The following tables show the carrying amounts and fair values of transferred financial assets that did not qualify for derecognition and their associated financial liabilities at March 31, 2023 and 2022:

	At March 31, 2023
	Repurchase agreements and securities lending transactions	Loans and advances
		Residential mortgages	Corporate loans

	(In millions)
Carrying amount of assets	¥14,250,991	¥1,539,886	¥938,289
Carrying amount of associated liabilities	11,094,932	1,208,993	873,240

For those liabilities that have recourse only to the transferred assets:
Fair value of assets	¥—	¥1,629,544	¥942,644
Fair value of associated liabilities	—	1,205,124	873,240

Net position	¥—	¥424,420	¥69,404

	At March 31, 2022
	Repurchase agreements and securities lending transactions	Loans and advances
		Residential mortgages	Corporate loans

	(In millions)
Carrying amount of assets	¥13,217,653	¥1,517,316	¥874,174
Carrying amount of associated liabilities	10,842,730	1,196,264	807,532

For those liabilities that have recourse only to the transferred assets:
Fair value of assets	¥—	¥1,696,689	¥877,258
Fair value of associated liabilities	—	1,241,195	807,532

Net position	¥—	¥455,494	¥69,726

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

F-9
2

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

39	ASSETS PLEDGED AND RECEIVED AS COLLATERAL
Assets Pledged
The carrying amounts of assets pledged as collateral at March 31, 2023 and 2022 were as follows:

	At March 31,
	2023	2022

	(In millions)
Cash and deposits with banks	¥28,436	¥201,859
Trading assets	2,631,213	2,333,497
Debt instruments at amortized cost	94,849	22,300
Debt instruments at fair value through other comprehensive income	17,817,319	22,873,692
Equity instruments at fair value through other comprehensive income	4,512	5,334
Loans and advances	12,502,342	11,223,871
Other s	3,291,524	2,960,376

Total	¥36,370,195	¥39,620,929

The Group pledges assets as collateral to secure payables under repurchase agreements, securities lending transactions and securitizations, borrowings or for cash settlements, margins on derivative transactions and certain other purposes. These transactions are conducted under terms that are usual and customary to standard contracts.
Loaned securities for which the borrowers have the right to sell or repledge were ¥14,260,889 million and ¥13,243,816 million at March 31, 2023 and 2022, respectively.
For the reserve funds with the Bank of Japan and other reserve deposits for foreign offices maintained by the Group, refer to Note 5 “Cash and Deposits with Banks.”
Assets Received as Collateral
Under certain transactions, including reverse repurchase agreements, securities borrowing, and discounting of bills, the Group is permitted to resell or repledge the collateral held in the absence of default by the owner of the collateral. These transactions are conducted under terms that are usual and customary for standard contracts. The fair values of securities and bills accepted as collateral were ¥16,259,185 million and ¥16,777,657 million at March 31, 2023 and 2022, respectively. As to the securities received in the reverse repurchase agreements and securities borrowing transactions, the Group has the obligation to return equivalent securities upon completion of the transactions. The fair values of securities sold or repledged to others were ¥10,932,766 million and ¥12,023,020 million at March 31, 2023 and 2022, respectively.

F-9
3

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

The number and the weighted average exercise prices of stock options for the fiscal years ended March 31, 2023 and 2022 were as follows:

	For the fiscal year ended March 31,
	2023		2022
	Number of options (1)	Weighted average exercise price	Number of options (1)	Weighted average exercise price
Outstanding at beginning of period	537,900	¥1	634,700	¥1
Exercised	(110,100)	1	(96,800)	1

Outstanding at end of period	427,800	¥1	537,900	¥1

Exercisable at end of period	296,200	¥1	332,200	¥1

(1)	Number of options is the number of SMFG’s common stock granted by the exercise of stock options.
In June 2017, SMFG and SMBC resolved to discontinue the issuance of new stock options. Thereafter, SMFG has not issued any new stock options.
The weighted average stock price at the date of exercise was ¥4,250 and ¥3,886 for the fiscal years ended March 31, 2023 and 2022, respectively.
Summarized information about stock options outstanding at March 31, 2023 and 2022 was as follows:

		At March 31,
		2023		2022
	Exercise price	Number of options	Remaining contractual lives in years	Number of options	Remaining contractual lives in years
SMFG Stock Acquisition Rights	¥1	427,800	20.1	537,900	21.3

F-9
4

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
Plan I (medium-term performance share plan) has an evaluation period of three years, corresponding with SMFG’s medium-term management plan. Executives are initially allotted shares of restricted stock equivalent to the monetary amount determined based on the executive’s corporate title. After the completion of the evaluation period, the compensation committee reviews the progress of the medium-term management plan, performance of SMFG’s common stock, and results of customer satisfaction surveys and other factors, to determine the final amount to be released from transfer restrictions. Furthermore, the Company has incorporated quantitative indicators related to sustainability from the fiscal year ending March 31, 2024. In case the final amount falls below the initial amount, SMFG retrieves all or part of the allotted shares at no cost.
Under Plan II (annual performance share plan), executives are allotted shares of restricted stock equivalent to a certain portion of the monetary amount determined based on the annual performance of SMFG and SMBC, as well as on the individual performance of the executives reviewed both from short-term and medium-to-long-term
perspectives. The remainder is paid to the executives as a cash bonus. Transfer restrictions on these shares are released evenly over the three-year period following the year of allotment. Furthermore, the Company has incorporated qualitative and quantitative indicators related to environment, social, and governance (“ESG”) initiatives into executive compensation schemes to accelerate sustainability management from the fiscal year ended March 31, 2023.
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
The number of restricted shares and the fair value of restricted shares at the me asu
rement date for the fiscal years ended March 31, 2023 and 2022 were as follows:

	For the fiscal year ended March 31,
	2023	2022
Outstanding at beginning of period	1,399,680	1,266,013
Allotted	329,092	322,041
Released	(221,673)	(179,557)
Forfeited	—	(8,817)

Outstanding at end of period	1,507,099	1,399,680

Fair value at measurement date	¥4,004	¥3,749

F-9
5

The fair value of restricted shares is based on the market price of SMFG common st oc
k. If any granted conditions exist, the terms and conditions upon which the shares were granted, are taken into account when estimating both the number of shares expected to vest and the fair value of the shares granted. The amount of restricted shares recognized as expenses was measured based on the fair value of the restricted shares granted, which were ¥1,438 million and ¥1,296 million for the fiscal years ended March 31, 2023 and 2022, respectively, and included in “General and administrative expenses” in the consolidated income statem ents.

41	DIVIDENDS PER SHARE
The dividends recognized by the Company for the fiscal years ended March 31, 2023, 2022 and 2021 were as follows:

	Dividends per share	Aggregate amount

	(In yen)	(In millions)
For the fiscal year ended March 31, 2023:
Common stock	¥220	¥301,627
For the fiscal year ended March 31, 2022:
Common stock	¥200	¥274,127
For the fiscal year ended March 31, 2021:
Common stock	¥195	¥267,144
The Company proposed to the shareholders the distribution of a dividend of ¥125 per share of common stock totaling ¥168,078 million in respect of the fiscal year ended March 31, 2023. The dividend is subject to the approval at the general meeting of shareholders on June 29, 2023 The consolidated financial statements for the fiscal year ended March 31, 2023 do not include this dividend.

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
In addition, the Group’s wholly-owned broker-dealer subsidiary, SMBC Nikko Securities Inc
.
(“SMBC Nikko Securities”), is involved in ongoing legal proceedings in Japan. On March 24 and April 13, 2022, the Tokyo District Public Prosecutors Office brought charges against SMBC Nikko Securities and several of its former officers and employees, on allegations of illegal stabilization transactions in violation of the Financial Instruments and Exchange Act. The first hearing in the trial was conducted on October 28, 2022, at which SMBC Nikko Securities admitted culpability with respect to the charges. On February 13, 2023, SMBC Nikko Securities was convicted by the Tokyo District Court to a fine of ¥700 million and a forfeit of ¥4,471 million. The amount of the fine and the forfeit was recognized as an other liability at March 31, 2023.
Capital Commitments
At March 31, 2023 and 2022, the Group had ¥1,134 million and ¥6,587 million, respectively, of contractual commitments to acquire property, plant and equipment.
In addition, the Group had ¥631 million and nil of contractual commitments to acquire intangible assets, at March 31, 2023 and 2022, respectively.

The Group’s management is confident that future net revenues and funding will be sufficient to cover these commitments.

F-9
6

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
The table below shows the nominal amounts of undrawn loan commitments, and financial guarantees and other credit-related contingent liabilities at March 31, 2023 and 2022.

	At March 31,
	2023	2022

	(In millions)
Loan commitments	¥79,068,816	¥73,246,384
Financial guarantees and other credit-related contingent liabilities	13,693,772	11,722,240

Total	¥92,762,588	¥84,968,624

F-9
7

43	ANALYSIS OF FINANCIAL ASSETS AND LIABILITIES BY MEASUREMENT BASIS
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

	At March 31, 2023
	Financial assets and liabilities at fair value through profit or loss	Financial assets and liabilities at amortized cost	Debt instruments at fair value through other comprehensive income	Equity instruments at fair value through other comprehensive income	Total

	(In millions)
Financial assets:
Cash and deposits with banks	¥—	¥76,465,511	¥—	¥—	¥76,465,511
Call loans and bills bought	—	5,684,812	—	—	5,684,812
Reverse repurchase agreements and cash collateral on securities borrowed	—	11,024,084	—	—	11,024,084
Trading assets	4,585,915	—	—	—	4,585,915
Derivative financial instruments	8,649,947	—	—	—	8,649,947
Financial assets at fair value through profit or loss	1,488,239	—	—	—	1,488,239
Investment securities	—	235,567	22,811,423	4,548,608	27,595,598
Loans and advances	—	111,891,134	—	—	111,891,134
Other financial assets (1)	—	5,360,634	—	—	5,360,634

Total	¥14,724,101	¥210,661,742	¥22,811,423	¥4,548,608	¥252,745,874

Financial liabilities:
Deposits (2)	¥(12,641)	¥172,940,451	¥—	¥—	¥172,927,810
Call money and bills sold	—	2,569,056	—	—	2,569,056
Repurchase agreements and cash collateral on securities lent	—	17,786,026	—	—	17,786,026
Trading liabilities	3,291,089	—	—	—	3,291,089
Derivative financial instruments	10,496,855	—	—	—	10,496,855
Financial liabilities designated at fair value through profit or loss	414,106	—	—	—	414,106
Borrowings (2)	(822)	15,372,623	—	—	15,371,801
Debt securities in issue (2)	1,525	11,983,469	—	—	11,984,994
Other financial liabilities (1)	—	8,522,212	—	—	8,522,212

Total	¥14,190,112	¥229,173,837	¥—	¥—	¥243,363,949

F-9
8

	At March 31, 2022
	Financial assets and liabilities at fair value through profit or loss	Financial assets and liabilities at amortized cost	Debt instruments at fair value through other comprehensive income	Equity instruments at fair value through other comprehensive income	Total

	(In millions)
Financial assets:
Cash and deposits with banks	¥—	¥75,697,521	¥—	¥—	¥75,697,521
Call loans and bills bought	—	1,965,135	—	—	1,965,135
Reverse repurchase agreements and cash collateral on securities borrowed	—	11,303,930	—	—	11,303,930
Trading assets	3,736,296	—	—	—	3,736,296
Derivative financial instruments	6,443,748	—	—	—	6,443,748
Financial assets at fair value through profit or loss	1,695,585	—	—	—	1,695,585
Investment securities	—	83,954	28,066,966	4,598,485	32,749,405
Loans and advances	—	104,635,815	—	—	104,635,815
Other financial assets (1)	—	5,309,839	—	—	5,309,839

Total	¥11,875,629	¥198,996,194	¥28,066,966	¥4,598,485	¥243,537,274

Financial liabilities:
Deposits (2)	¥(8,569)	¥162,602,061	¥—	¥—	¥162,593,492
Call money and bills sold	—	1,130,000	—	—	1,130,000
Repurchase agreements and cash collateral on securities lent	—	20,113,162	—	—	20,113,162
Trading liabilities	3,181,992	—	—	—	3,181,992
Derivative financial instruments	6,966,336	—	—	—	6,966,336
Financial liabilities designated at fair value through profit or loss	455,734	—	—	—	455,734
Borrowings (2)	(138)	20,584,789	—	—	20,584,651
Debt securities in issue (2)	5,721	11,422,716	—	—	11,428,437
Other financial liabilities (1)	851	7,808,826	—	—	7,809,677

Total	¥10,601,927	¥223,661,554	¥—	¥—	¥234,263,481

(1)	Other financial assets and liabilities comprise of those included in other assets and liabilities, which meet the definition of a financial asset and liability.
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

9

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

F-
100

The following tables present the carrying amounts of financial assets and liabilities carried at fair value based on the three levels of the fair value hierarchy at March 31, 2023 and 2022.

	At March 31, 2023
	Level 1 (1)	Level 2 (1)	Level 3	Total

	(In millions)
Financial assets:
Trading assets:
Debt instruments	¥3,732,551	¥497,294	¥—	¥4,229,845
Equity instruments	340,365	15,705	—	356,070

Total trading assets	4,072,916	512,999	—	4,585,915

Derivative financial instruments:
Interest rate derivatives	130,725	5,658,891	—	5,789,616
Currency derivatives	145	2,774,537	499	2,775,181
Equity derivatives	20,571	13,002	20,935	54,508
Commodity derivatives	407	8,735	—	9,142
Credit derivatives	—	21,142	358	21,500

Total derivative financial instruments	151,848	8,476,307	21,792	8,649,947

Financial assets at fair value through profit or loss:
Debt instruments	343,539	398,883	650,467	1,392,889
Equity instruments	2,829	7,320	85,201	95,350

Total financial assets at fair value through profit or loss	346,368	406,203	735,668	1,488,239

Investment securities at fair value through other comprehensive income:
Japanese government bonds	9,576,298	—	—	9,576,298
U.S. Treasury and other U.S. government agency bonds	5,232,456	—	—	5,232,456
Other debt instruments	1,503,857	6,498,812	—	8,002,669

Total debt instruments	16,312,611	6,498,812	—	22,811,423

Equity instruments	4,076,610	7,177	464,821	4,548,608

Total investment securities at fair value through other comprehensive income	20,389,221	6,505,989	464,821	27,360,031

Total	¥24,960,353	¥15,901,498	¥1,222,281	¥42,084,132

Financial liabilities:
Trading liabilities:
Debt instruments	¥3,017,272	¥84,161	¥—	¥3,101,433
Equity instruments	183,935	5,721	—	189,656

Total trading liabilities	3,201,207	89,882	—	3,291,089

Derivative financial instruments:
Interest rate derivatives	92,387	7,317,498	3,248	7,413,133
Currency derivatives	—	3,001,220	5,066	3,006,286
Equity derivatives	34,204	894	7,110	42,208
Commodity derivatives	1,247	6,699	—	7,946
Credit derivatives	—	27,074	208	27,282

Total derivative financial instruments	127,838	10,353,385	15,632	10,496,855

Financial liabilities designated at fair value through profit or loss	—	229,086	185,020	414,106
Others (2)	—	(4,086)	(7,852)	(11,938)

Total	¥3,329,045	¥10,668,267	¥192,800	¥14,190,112

F-10
1

	At March 31, 2022
	Level 1 (1)	Level 2 (1)	Level 3	Total

	(In millions)
Financial assets:
Trading assets:
Debt instruments	¥2,860,215	¥629,043	¥—	¥3,489,258
Equity instruments	245,186	1,852	—	247,038

Total trading assets	3,105,401	630,895	—	3,736,296

Derivative financial instruments:
Interest rate derivatives	612,246	2,981,691	6	3,593,943
Currency derivatives	101	2,697,933	5,951	2,703,985
Equity derivatives	74,820	689	26,804	102,313
Commodity derivatives	1,413	20,127	—	21,540
Credit derivatives	—	21,318	649	21,967

Total derivative financial instruments	688,580	5,721,758	33,410	6,443,748

Financial assets at fair value through profit or loss:
Debt instruments	516,455	447,738	693,013	1,657,206
Equity instruments	2,375	120	35,884	38,379

Total financial assets at fair value through profit or loss	518,830	447,858	728,897	1,695,585

Investment securities at fair value through other comprehensive income:
Japanese government bonds	15,774,197	—	—	15,774,197
U.S. Treasury and other U.S. government agency bonds	5,681,789	—	—	5,681,789
Other debt instruments	1,378,880	5,232,100	—	6,610,980

Total debt instruments	22,834,866	5,232,100	—	28,066,966

Equity instruments	4,117,832	11,940	468,713	4,598,485

Total investment securities at fair value through other comprehensive income	26,952,698	5,244,040	468,713	32,665,451

Total	¥31,265,509	¥12,044,551	¥1,231,020	¥44,541,080

Financial liabilities:
Trading liabilities:
Debt instruments	¥3,026,965	¥125,078	¥—	¥3,152,043
Equity instruments	23,339	6,610	—	29,949

Total trading liabilities	3,050,304	131,688	—	3,181,992

Derivative financial instruments:
Interest rate derivatives	218,193	3,547,303	7,168	3,772,664
Currency derivatives	204	2,983,028	4,299	2,987,531
Equity derivatives	145,021	2,676	11,420	159,117
Commodity derivatives	202	19,342	—	19,544
Credit derivatives	—	27,352	128	27,480

Total derivative financial instruments	363,620	6,579,701	23,015	6,966,336

Financial liabilities designated at fair value through profit or loss	—	164,648	291,086	455,734
Others (2)(3)	—	917	(3,052)	(2,135)

Total	¥3,413,924	¥6,876,954	¥311,049	¥10,601,927

F-10
2

(1)
Transfers between levels of the fair value hierarchy are deemed to have occurred at the beginning of the period. There were no significant transfers between Level 1 and Level 2 for the fiscal years ended March 31, 2023 and 2022.

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
The following tables present reconciliations from the beginning to the ending balances for financial assets and liabilities carried at fair value and categorized within Level 3 of the fair value hierarchy for the fiscal years ended March 31, 2023 and 2022.

	At April 1, 2022	Total gains (losses)		Purchases	Sales	Issuances	Settlement (1)	Transfers into Level 3 (2)	Transfers out of Level 3 (2)	At March 31, 2023	Changes in unrealized gains (losses) included in profit or loss related to assets and liabilities held at March 31, 2023
		Included in profit or loss	Included in other comprehensive income

	(In millions)
Derivative financial instruments—net:
Interest rate derivatives—net	¥(7,162)	¥(1,514)	¥—	¥554	¥—	¥—	¥—	¥—	¥4,874	¥(3,248)	¥(959)
Currency derivatives—net	1,652	(697)	—	—	—	—	—	—	(5,522)	(4,567)	(2,302)
Equity derivatives—net	15,384	3,012	—	5,595	(10,166)	—	—	—	—	13,825	7,693
Credit derivatives—net	521	(371)	—	—	—	—	—	—	—	150	(240)

Total derivative financial instruments—net	10,395	430	—	6,149	(10,166)	—	—	—	(648)	6,160	4,192

Financial assets at fair value through profit or loss:
Debt instruments	693,013	(4,804)	301	157,152	(42,145)	—	(69,317)	—	(83,733)	650,467	(6,742)
Equity instruments	35,884	6,033	—	46,374	(525)	—	(1,381)	—	(1,184)	85,201	5,688

Total financial assets at fair value through profit or loss	728,897	1,229	301	203,526	(42,670)	—	(70,698)	—	(84,917)	735,668	(1,054)

Investment securities at fair value through other comprehensive income:
Equity instruments	468,713	—	8,865	5,380	(17,578)	—	(571)	12	—	464,821	—

Total investment securities at fair value through other comprehensive income	468,713	—	8,865	5,380	(17,578)	—	(571)	12	—	464,821	—

Financial liabilities designated at fair value through profit or loss	(291,086)	(20,742)	2,129	—	—	(56,316)	180,995	—	—	(185,020)	13,496

Others (3) —liabilities:	3,052	6,078	—	940	—	—	—	—	(2,218)	7,852	7,671

Total	¥919,971	¥(13,005)	¥11,295	¥215,995	¥(70,414)	¥(56,316)	¥109,726	¥12	¥(87,783)	¥1,029,481	¥24,305

F-10
3

	At April 1, 2021	Total gains (losses)		Purchases	Sales	Issuances	Settlement (1)	Transfers into Level 3 (2)	Transfers out of Level 3 (2)	At March 31, 2022	Changes in unrealized gains (losses) included in profit or loss related to assets and liabilities held at March 31, 2022
		Included in profit or loss	Included in other comprehensive income

	(In millions)
Derivative financial instruments—net:
Interest rate derivatives—net	¥(3,588)	¥(3,759)	¥—	¥316	¥—	¥—	¥—	¥—	¥(131)	¥(7,162)	¥(3,473)
Currency derivatives—net	(5,341)	6,944	—	—	—	—	—	—	49	1,652	6,314
Equity derivatives—net	7,132	9,057	—	8,931	(9,736)	—	—	—	—	15,384	12,567
Credit derivatives—net	1,766	(647)	12	—	—	—	(610)	—	—	521	(371)

Total derivative financial instruments—net	(31)	11,595	12	9,247	(9,736)	—	(610)	—	(82)	10,395	15,037

Financial assets at fair value through profit or loss:
Debt instruments	561,450	81,856	207	155,295	(49,939)	—	(53,086)	—	(2,770)	693,013	79,696
Equity instruments	32,777	(752)	—	11,708	(2,322)	—	(4,479)	—	(1,048)	35,884	(2,148)

Total financial assets at fair value through profit or loss	594,227	81,104	207	167,003	(52,261)	—	(57,565)	—	(3,818)	728,897	77,548

Investment securities at fair value through other comprehensive income:
Equity instruments	447,605	—	19,569	53,759	(45,606)	—	(6,613)	—	(1)	468,713	—

Total investment securities at fair value through other comprehensive income	447,605	—	19,569	53,759	(45,606)	—	(6,613)	—	(1)	468,713	—

Financial liabilities designated at fair value through profit or loss	(166,896)	44,122	2,057	—	—	(391,051)	215,304	—	5,378	(291,086)	44,898

Others (3) —liabilities:	(1,104)	4,934	—	—	—	—	—	—	(778)	3,052	5,345

Total	¥873,801	¥141,755	¥21,845	¥230,009	¥(107,603)	¥(391,051)	¥150,516	¥—	¥699	¥919,971	¥142,828

(1)	Settlements for equity instruments include redemption of preferred stocks and receipt of cash distributions which represent a return of investment.
(2)
Transfers between levels of the fair value hierarchy are deemed to have occurred at the beginning of the period. For the fiscal year ended March 31, 2023, transfers out of Level 3 amounted to ¥87,783 million primarily due to a decrease of significance of unobservable inputs related to liquidity risk of certain investment funds. On the other hand, for the fiscal year ended March 31, 2022, those amounted to ¥(699)
million primarily due to an increase in observability of inputs for certain financial liabilities designated at fair value through profit or loss.

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

The following table presents total gains or losses included in profit or loss for the Level 3 financial assets and liabilities, and changes in unrealized gains or losses included in profit or loss related to those financial assets and liabilities held at March 31, 2023 and 2022 by line item of the consolidated income statements.

	Total gains (losses) included in profit or loss for the fiscal year ended March 31,		Changes in unrealized gains (losses) included in profit or loss related to assets and liabilities held at March 31,
	2023	2022	2023	2022

	(In millions)
Net interest income	¥1,478	¥3,757	¥1,078	¥1,317
Net trading income	5,119	12,578	10,785	18,871
Net income (loss) from financial assets and liabilities at fair value through profit or loss	(19,513)	125,226	12,442	122,446
Other income (expenses)	(89)	194	—	194

Total	¥(13,005)	¥141,755	¥24,305	¥142,828

F-10
4

The aggregate deferred day one profit yet to be recognized in profit or loss at the beginning and end of the fiscal years ended March 31, 2023 and
2022 and reconciliation of changes in the balances were as follows:

	For the fiscal year ended March 31,
	2023	2022

	(In millions)
Balance at beginning of period	¥27,100	¥18,392
Increase due to new trades	18,402	32,487
Reduction due to redemption, sales or passage of time	(23,226)	(23,779)

Balance at end of period	¥22,276	¥27,100

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

F-10
5

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
Some equity and debt instruments in this category are hybrid instruments which have both equity and debt features. These include preferred stocks which are measured at fair value using the Monte Carlo Simulation valuation model, if they are indexed to the market prices in a stock exchange. The valuation model uses the historical volatility of the listed stocks as an input, which are not observable in the market, resulting in these instruments being categorized within Level 3, if the impact of this unobservable input is significant to the fair value. Other types of preferred stocks and other non-hybrid
equity instruments are evaluated using valuation techniques for unlisted stocks, which are normally used for private equity investments. The Group calculates the fair values of these instruments based on the market approach using market multiples, the DCF method or others in which significant unobservable inputs are used. These instruments are categorized within Level 3.
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

F-10
6

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

F-10
7

Significant Unobservable Inputs
The following tables present quantitative information about significant unobservable inputs used in the fair value measurement for Level 3 financial assets and liabilities at March 31, 2023 and 2022.

	At March 31, 2023
	Assets	Liabilities	Valuation technique(s) (1)	Significant unobservable inputs (1)	Range of inputs (1)

	(In millions)
Derivative financial instruments:
Interest rate derivatives	¥—	¥3,248	Option model	Interest rate to interest rate correlation	26%-99%
				Quanto correlation	(11%)-42%
Currency derivatives	499	5,066	Option model	Interest rate to interest rate correlation	29%-99%
				Quanto correlation	8%-50%
				Foreign exchange volatility	12%-36%
Equity derivatives	20,935	7,110	Option model	Equity to equity correlation	48%-92%
				Quanto correlation	(13%)-38%
				Equity volatility	12%-70%
Credit derivatives	358	208	Credit Default model	Quanto correlation	15%-25%
Financial assets at fair value through profit or loss:
Debt instruments	650,467	—	Option model	Foreign exchange volatility	13%-43%
			DCF model	Probability of default rate	0%-33%
				Loss given default rate	0%-100%
				Discount margin	5%-9%
			Net asset value (2)	—	—
Equity instruments	85,201	—	Market multiples	Price/Book value multiple	1.1x
			DCF model	Probability of default rate	0%-1%
				Loss given default rate	90%
			See note (3) below	—	—
Investment securities at fair value through other comprehensive income:
Equity instruments	464,821	—	Market multiples	Price/Book value multiple	0.2x-3.7x
				Liquidity discount	20%
			See note (3) below	—	—
Financial liabilities designated at fair value through profit or loss	—	185,020	Option model	Equity to equity correlation	47%-93%
				Interest rate to interest rate correlation	29%-30%
				Quanto correlation	(13%)-50%
				Equity volatility	17%-52%
			Credit Default model	Quanto correlation	15%-25%
Others (4)	—	(7,852)	Option model	Equity to equity correlation	80%-83%
				Interest rate to interest rate correlation	26%-99%
				Quanto correlation	(11%)-50%
				Equity volatility	24%-28%
				Foreign exchange volatility	12%-43%
			Credit Default model	Quanto correlation	15%-25%

F-10
8

	At March 31, 2022
	Assets	Liabilities	Valuation technique(s) (1)	Significant unobservable inputs (1)	Range of inputs (1)

	(In millions)
Derivative financial instruments:
Interest rate derivatives	¥6	¥7,168	Option model	Interest rate to interest rate correlation	16%-99%
				Quanto correlation	7%-30%
Currency derivatives	5,951	4,299	Option model	Interest rate to interest rate correlation	29%-99%
				Quanto correlation	7%-49%
				Foreign exchange volatility	11%-39%
			DCF model	Prepayment rate	22%
Equity derivatives	26,804	11,420	Option model	Equity to equity correlation	45%-92%
				Quanto correlation	(16% ) -35%
				Equity volatility	17%-79%
Credit derivatives	649	128	Credit Default model	Quanto correlation	15%-25%
Financial assets at fair value through profit or loss:
Debt instruments	693,013	—	Monte Carlo Simulation	Equity volatility	17%-38%
			Option model	Foreign exchange volatility	12%-41%
			DCF model	Probability of default rate	0%-23%
				Loss given default rate	10%-100%
			Net asset value (2)	—	—
Equity instruments	35,884	—	DCF model	Probability of default rate	0%-2%
				Loss given default rate	90%
			See note (3) below	—	—
Investment securities at fair value through other comprehensive income:
Equity instruments	468,713	—	Market multiples	Price/Earnings multiple	9.3x-48.5x
				Price/Book value multiple	0.3x-2.2x
				EV/EBITDA multiple	5.8x-15.5x
				Liquidity discount	20%
			See note (3) below	—	—
Financial liabilities designated at fair value through profit or loss	—	291,086	Option model	Equity to equity correlation	43%-93%
				Interest rate to interest rate correlation	29%-30%
				Quanto correlation	(16% ) -49%
				Equity volatility	13%-57%
			Credit Default model	Quanto correlation	15%-25%
Others (4)	—	(3,052)	Option model	Equity to equity correlation	57%-93%
				Interest rate to interest rate correlation	16%-99%
				Quanto correlation	7%-49%
				Equity volatility	17%-49%
				Foreign exchange volatility	12%-41%
			Credit Default model	Quanto correlation	15%-90%

(1)	Valuation techniques and unobservable inputs for insignificant Level 3 financial assets and liabilities are excluded.
(2)	The Group has determined that the net asset value represents fair values of certain investment funds.
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

9

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

F-1
10

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

	At March 31, 2023
	Total fair value measured using valuation techniques	Effect recorded in profit or loss		Effect recorded directly in equity
		Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes

	(In millions)
Financial instruments—net:
Derivative financial instruments—net:
Interest rate derivatives—net	¥(3,248)	¥—	¥—	¥—	¥—
Currency derivatives—net	(4,567)	6	6	—	—
Equity derivatives—net	13,825	2,462	2,467	—	—
Credit derivatives—net	150	17	17	—	—
Financial assets at fair value through profit or loss:
Debt instruments	650,467	917	4,533	—	—
Equity instruments	85,201	362	875	—	—
Investment securities at fair value through other comprehensive income:
Equity instruments	464,821	—	—	15,368	15,368
Financial liabilities designated at fair value through profit or loss (1)	(185,020)	1,007	1,109	—	—
Others (1)(2) —liabilities:	7,852	62	61	—	—

	At March 31, 2022
	Total fair value measured using valuation techniques	Effect recorded in profit or loss		Effect recorded directly in equity
		Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes

	(In millions)
Financial instruments—net:
Derivative financial instruments—net:
Interest rate derivatives—net	¥(7,162)	¥—	¥—	¥—	¥—
Currency derivatives—net	1,652	75	73	—	—
Equity derivatives—net	15,384	3,274	3,309	—	—
Credit derivatives—net	521	17	18	—	—
Financial assets at fair value through profit or loss:
Debt instruments	693,013	3,347	7,422	—	—
Equity instruments	35,884	88	167	—	—
Investment securities at fair value through other comprehensive income:
Equity instruments	468,713	—	—	12,914	12,019
Financial liabilities designated at fair value through profit or loss (1)	(291,086)	2,008	2,319	—	—
Others (1)(2) —liabilities:	3,052	126	118	—	—

F-11
1

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

Derivative financial instruments (including embedded derivatives)
For derivative financial instruments, including embedded derivatives that are separately accounted for from host contracts, that use correlation or volatility in the valuation techniques, the impact resulting from using a reasonable range of those inputs is estimated where it is expected to be significant.
Financial assets at fair value through profit or loss
With respect to preferred stocks convertible into listed stocks, for which historical volatilities of related listed stocks are used in the valuation techniques, the impact resulting from using a reasonable range for the volatility is statistically estimated where it is expected to be significant. For the other preferred stocks, for which the discount margins are used in the valuation techniques, the impact resulting from using a reasonable range of those inputs is estimated where it is expected to be significant. With respect to certain loans and advances, for which the probability of default and loss given default rates are used in the valuation techniques, the impact resulting from using a reasonable range of those inputs is estimated where it is expected to be significant. Certain investment funds are measured at fair value determined based on net asset value per share, which includes significant unobservable inputs. Since those funds are managed by value at risk (“VaR”) based on historical gain or loss data, the impact of the valuation sensitivity is estimated using a one-day
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

F-11
2

Financial Assets and Liabilities Not Carried at Fair Value
The tables below present the carrying amounts and fair values by level within the fair value hierarchy, as described in “Financial Assets and Liabilities Carried at Fair Value—Fair Value Hierarchy,” of financial assets and liabilities not carried at fair value on the Group’s consolidated statements of financial position at March 31, 2023 and 2022. They do not include the carrying amounts and fair values of financial assets and liabilities whose carrying amounts are reasonable approximations of fair values.

		At March 31, 2023
		Carrying amount	Fair value
	Notes		Total	Level 1	Level 2	Level 3

	(In millions)
Financial assets:
Investment securities:
Debt instruments at amortized cost	a	¥235,567	¥235,541	¥165,208	¥70,333	¥—
Loans and advances	b	111,891,134	114,154,110	—	237,232	113,916,878
Other financial assets	b	5,360,634	5,357,987	—	5,307,316	50,671

Financial liabilities:
Deposits:
Non-interest-bearing deposits, demand deposits and deposits at notice	c	¥123,181,105	¥123,009,507	¥—	¥123,009,507	¥—
Other deposits	c	49,746,705	49,607,234	—	49,481,149	126,085
Borrowings	c	14,954,804	14,876,449	—	14,868,020	8,429
Debt securities in issue	c	11,984,994	11,828,910	—	11,726,142	102,768
Other financial liabilities	c	8,522,212	8,522,110	—	8,387,339	134,771

		At March 31, 2022
		Carrying amount	Fair value
	Notes		Total	Level 1	Level 2	Level 3

	(In millions)
Financial assets:
Investment securities:
Debt instruments at amortized cost	a	¥83,954	¥83,965	¥25,522	¥58,443	¥—
Loans and advances	b	104,635,815	107,177,195	—	300,485	106,876,710
Other financial assets	b	5,309,839	5,307,008	—	5,255,558	51,450

Financial liabilities:
Deposits:
Non-interest-bearing deposits, demand deposits and deposits at notice	c	¥114,512,622	¥114,511,759	¥—	¥114,511,759	¥—
Other deposits	c	48,080,870	48,074,478	—	47,944,259	130,219
Borrowings	c	20,200,944	20,234,044	—	20,225,380	8,664
Debt securities in issue	c	11,428,437	11,440,260	—	11,321,643	118,617
Other financial liabilities	c	7,808,826	7,808,773	—	7,681,488	127,285

F-11
3

Notes:

a.	The fair values of debt instruments at amortized cost are determined using quoted prices in active markets or observable inputs other than quoted prices in active markets.
b.	(i)	The carrying amounts of loans with no specified repayment dates represent a reasonable estimate of fair value, considering the nature of these financial instruments.
	(ii)	Short-term financial assets: The carrying amounts represent a reasonable estimate of fair value.
	(iii)	Long-term financial assets: Except for impaired loans and advances, the fair values are mostly determined using discounted cash flow models taking into account certain factors including counterparties’ credit ratings, pledged collateral, and market interest rates. The fair values of impaired loans and advances are generally determined by discounting the estimated future cash flows over the time period they are expected to be recovered, and may be based on the appraisal value of underlying collateral as appropriate.
c.	Note that some of the financial liabilities in this category include embedded derivatives, which are separately accounted for, but presented together with the host contract.
	(i)	The carrying amounts of demand deposits and deposits without maturity represent a reasonable estimate of fair value, considering the nature of these financial instruments.
	(ii)	Short-term financial liabilities: The carrying amounts represent a reasonable estimate of fair value.
	(iii)	Long-term financial liabilities: The fair values are, in principle, based on the present values of future cash flows calculated using the funding costs for the remaining maturities. The fair values of debt securities in issue are based on a price quoted by a third party, such as a pricing service or broker, or the present values of future cash flows calculated using the rate derived from yields of bonds issued by SMFG, SMBC and other subsidiaries and publicly offered subordinated bonds published by securities firms.
	(iv)	The carrying amounts and fair values of lease liabilities are not included in these tables.

45	OFFSETTING OF FINANCIAL ASSETS AND LIABILITIES
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
March 31, 2023 and 2022.

	At March 31, 2023
	Gross amounts of recognized financial assets and liabilities	Gross amounts offset in statements of financial position (1)	Net amounts presented in statements of financial position	Related amounts not offset in statements of financial position (2)
				Financial instruments (3)	Cash collateral	Net amounts

	(In millions)
Financial assets (4) :
Reverse repurchase agreements and cash collateral on securities borrowed	¥12,635,719	¥(1,611,635)	¥11,024,084	¥(10,845,394)	¥—	¥178,690
Derivative financial instruments	9,862,036	(1,212,089)	8,649,947	(5,741,157)	(969,175)	1,939,615

Total	¥22,497,755	¥(2,823,724)	¥19,674,031	¥(16,586,551)	¥(969,175)	¥2,118,305

Financial liabilities (4) :
Repurchase agreements and cash collateral on securities lent	¥19,397,661	¥(1,611,635)	¥17,786,026	¥(17,773,852)	¥—	¥12,174
Derivative financial instruments	11,666,371	(1,169,516)	10,496,855	(5,709,875)	(1,122,754)	3,664,226

Total	¥31,064,032	¥(2,781,151)	¥28,282,881	¥(23,483,727)	¥(1,122,754)	¥3,676,400

F-11
4

	At March 31, 2022
	Gross amounts of recognized financial assets and liabilities	Gross amounts offset in statements of financial position (1)	Net amounts presented in statements of financial position	Related amounts not offset in statements of financial position (2)
				Financial instruments (3)	Cash collateral	Net amounts

	(In millions)
Financial assets (4) :
Reverse repurchase agreements and cash collateral on securities borrowed	¥12,930,691	¥(1,626,761)	¥11,303,930	¥(11,069,691)	¥—	¥234,239
Derivative financial instruments	7,044,938	(601,190)	6,443,748	(3,672,254)	(466,535)	2,304,959

Total	¥19,975,629	¥(2,227,951)	¥17,747,678	¥(14,741,945)	¥(466,535)	¥2,539,198

Financial liabilities (4) :
Repurchase agreements and cash collateral on securities lent	¥21,739,923	¥(1,626,761)	¥20,113,162	¥(20,039,312)	¥—	¥73,850
Derivative financial instruments	7,672,663	(706,327)	6,966,336	(3,508,571)	(1,107,582)	2,350,183

Total	¥29,412,586	¥(2,333,088)	¥27,079,498	¥(23,547,883)	¥(1,107,582)	¥2,424,033

(1)	Amounts offset for derivative financial instruments include cash collateral.
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
The Group classifies risks into the following categories: credit risk, market risk, liquidity risk, operational risk, conduct risk, reputational risk and model risk. This note presents information about the Group’s exposure to credit risk, market risk, and liquidity risk, and its policies and processes for measuring and managing these risks.
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

5

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

At SMBC, the Credit & Investment Planning Department within the Risk Management Unit is responsible for the comprehensive management of credit risk. This department drafts and administers credit policies, the internal rating system, credit authority guidelines, and credit application guidelines, and manages NPLs, including impaired loans, and other aspects of credit portfolio management. The department also cooperates with the Corporate Risk Management Department and the Risk Management Information Department in quantifying credit risk (risk capital and risk-weighted assets) and controls SMBC’s entire credit risk. Further, the Credit Portfolio Management Department within the Credit & Investment Planning Department strives to stabilize the credit portfolio and manage the risk through credit derivatives, loan asset sales and other instruments.
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
Toward active portfolio management
The Credit & Investment Planning Department makes use of financial instruments to proactively and flexibly manage SMBC’s portfolio to stabilize credit risk.

Maximum exposure to credit risk before collateral held or other credit enhancements
The following table shows the maximum exposure to credit risk before taking into account any collateral held or other credit enhancements at March 31, 2023 and 2022.

	At March 31,
	2023	2022

	(In millions)
Credit risk exposures relating to assets on the consolidated statements of financial position:
Deposits with banks	¥75,113,703	¥74,780,886
Call loans and bills bought	5,684,812	1,965,135
Reverse repurchase agreements and cash collateral on securities borrowed	11,024,084	11,303,930
Trading assets	4,229,845	3,489,258
Derivative financial instruments	8,649,947	6,443,748
Financial assets at fair value through profit or loss	1,392,889	1,657,206
Investment securities:
Debt instruments at amortized cost	235,567	83,954
Debt instruments at FVOCI	22,811,423	28,066,966
Loans and advances	111,891,134	104,635,815
Other financial assets	5,360,634	5,309,839
Credit risk exposures relating to off-balance sheet items (1) :
Loan commitments	79,068,816	73,246,384
Financial guarantees and other credit-related contingent liabilities	13,693,772	11,722,240

Total	¥339,156,626	¥322,705,361

(1)	The off-balance sheet items represent the nominal amounts of undrawn loan commitments, financial guarantees and other credit-related contingent liabilities.
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

F-12
2

The following table shows the financial effect of collateral and other credit enhancements on impaired loans and advances at March 31, 2023 and 2022. The maximum collateral amounts included in the disclosure are limited to the carrying value of loans and advances where the credit exposure is over-collateralized.

	At March 31,
	2023	2022

	(In millions)
Impaired loans and advances	¥1,170,662	¥1,406,094
Financial effect of collateral and other credit enhancements	387,980	393,462
Concentration of risks of loans and advances with credit risk exposure
An analysis of concentrations of credit risk from loans and advances by geographical sector and industry sector at March 31, 2023 and 2022 is shown below. The concentration by geographical sector is measured based on the domicile of the borrower.
Geographical sector

	At March 31,
	2023	2022

	(In millions)
Domestic	¥67,690,579	¥64,189,084
Foreign:
Americas	18,168,277	15,220,380
Europe	9,070,221	8,486,389
Asia	13,185,870	13,095,814
Others	5,028,880	4,962,032

Total foreign	45,453,248	41,764,615

Gross loans and advances	113,143,827	105,953,699
Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net	(388,579)	(324,830)
Less: Allowance for loan losses	(864,114)	(993,054)

Carrying amount	¥111,891,134	¥104,635,815

F-12
3

Industry sector

	At March 31,
	2023	2022

	(In millions)
Domestic:
Manufacturing	¥10,654,680	¥10,105,370
Agriculture, forestry, fisheries and mining	379,701	378,366
Construction	949,426	847,805
Transportation, communications and public enterprises	6,464,350	6,210,330
Wholesale and retail	6,143,314	5,903,439
Finance and insurance	3,901,580	3,549,762
Real estate and goods rental and leasing	15,604,512	14,314,582
Services	4,896,764	4,860,235
Municipalities	687,606	600,759
Lease financing	12,712	18,476
Consumer (1)	15,886,487	15,506,486
Others	2,109,447	1,893,474

Total domestic	67,690,579	64,189,084

Foreign:
Public sector	291,238	440,236
Financial institutions	9,283,249	8,311,518
Commerce and industry	30,369,262	28,838,245
Lease financing	295,199	290,097
Others	5,214,300	3,884,519

Total foreign	45,453,248	41,764,615

Gross loans and advances	113,143,827	105,953,699
Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net	(388,579)	(324,830)
Less: Allowance for loan losses	(864,114)	(993,054)

Carrying amount	¥111,891,134	¥104,635,815

(1)	The balance in Consumer mainly consists of housing loans. The housing loan balances amounted to ¥10,784,572 million and ¥10,676,967 million at March 31, 2023 and 2022, respectively.
The following tables show a disaggregation of the structured finance loans and advances balances, where the repayment source is limited to the cash flows generated by a particular business or asset, and the balances of secured or unsecured consumer loans at March 31, 2023 and 2022. These loans and advances are included in the preceding tables.
Structured finance:

	At March 31,
	2023	2022

	(In millions)
Real estate finance	¥4,581,928	¥3,689,571
Project finance	6,283,946	5,828,182
Other structured finance	509,334	497,444

Total structured finance	¥11,375,208	¥10,015,197

F-12
4

Consumer:

	At March 31,
	2023	2022

	(In millions)
Secured loans (1)	¥11,386,978	¥11,311,593
Unsecured loans	4,499,509	4,194,893

Total consumer	¥15,886,487	¥15,506,486

(1)	The secured loans and advances mainly represent housing loans. The housing loan balances amounted to ¥10,784,572 million and ¥10,676,967 million at March 31, 2023 and 2022, respectively.
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

	At March 31, 2023
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Total

	(In millions)
Loans and advances at amortized cost:
Normal
J1-6	¥47,453,523	¥289,316	¥—	¥47,742,839
G1-6	34,975,850	1,177,231	—	36,153,081
Japanese government and local municipal corporations	2,981,570	—	—	2,981,570
Other (1)	22,843,553	291,913	—	23,135,466
Requiring caution
J7	—	838,655	—	838,655
G7	—	842,888	—	842,888
Other (1)	—	278,666	—	278,666
Impaired (2)	—	—	1,170,662	1,170,662

Gross loans and advances	108,254,496	3,718,669	1,170,662	113,143,827
Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net				(388,579)
Less: Allowance for loan losses	(187,455)	(240,494)	(436,165)	(864,114)

Carrying amount				¥111,891,134

(1)	The balance of “Other” includes housing loans, which amounted to ¥10,697,842 million and ¥16,624 million for the borrower category of Normal and Requiring Caution, respectively.
(2)	“Impaired” refers to loans and advances to borrowers with obligor grades not higher than 7R.

F-12
5

	At March 31, 2022
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Total

	(In millions)
Loans and advances at amortized cost:
Normal
J1-6	¥44,334,449	¥378,857	¥—	¥44,713,306
G1-6	30,840,638	1,100,849	—	31,941,487
Japanese government and local municipal corporations	2,777,135	—	—	2,777,135
Other (1)	22,894,567	93,025	—	22,987,592
Requiring caution
J7	—	922,423	—	922,423
G7	—	987,573	—	987,573
Other (1)	—	218,089	—	218,089
Impaired (2)	—	—	1,406,094	1,406,094

Gross loans and advances	100,846,789	3,700,816	1,406,094	105,953,699
Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net				(324,830)
Less: Allowance for loan losses	(162,919)	(247,020)	(583,115)	(993,054)

Carrying amount				¥104,635,815

(1)	The balance of “Other” includes housing loans, which amounted to ¥10,575,167 million and ¥17,600 million for the borrower category of Normal and Requiring Caution, respectively.
(2)	“Impaired” refers to loans and advances to borrowers with obligor grades not higher than 7R.
Modified loans and advances that were subject to lifetime ECL measurement
amounted to ¥43,604
million
and ¥92,749 million for the
fiscal years ended March 31, 2023 and 2022, respectively. The net modification gain or loss is not material.

	At March 31, 2023
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Total

	(In millions)
Loan commitments and financial guarantees (1) :
Gross carrying amount	¥43,212,638	¥1,009,650	¥68,585	¥44,290,873
Allowance for off-balance sheet items	48,584	36,163	15,241	99,988

	At March 31, 2022
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Total

	(In millions)
Loan commitments and financial guarantees (1) :
Gross carrying amount	¥39,125,698	¥874,122	¥57,740	¥40,057,560
Allowance for off-balance sheet items	34,473	41,756	12,034	88,263

(1)	Loan commitments are the undrawn components of loan commitments on which ECL can be separately identified from those on the drawn components.

F-12
6

Movements in ECL allowance
The following tables show reconciliations from the opening balance to the closing balance of the ECL allowance by class of financial instrument.

	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Total

	(In millions)
Loans and advances at amortized cost (1) :
Balance at April 1, 2021	¥170,156	¥255,909	¥423,222	¥849,287
Transfer to 12-month ECL	8,140	(5,225)	(2,915)	—
Transfer to lifetime ECL not credit-impaired	(9,170)	13,747	(4,577)	—
Transfer to lifetime ECL credit-impaired	(4,251)	(55,867)	60,118	—

Net transfers between stages	(5,281)	(47,345)	52,626	—
Provision (credit) for loan losses	(8,715)	29,062	248,713	269,060
Charge-offs	—	—	166,553	166,553
Recoveries	—	—	13,403	13,403

Net charge-offs	—	—	153,150	153,150
Others (2)	6,759	9,394	11,704	27,857

Balance at March 31, 2022	162,919	247,020	583,115	993,054

Transfer to 12-month ECL	2,300	(2,037)	(263)	—
Transfer to lifetime ECL not credit-impaired	(3,495)	6,485	(2,990)	—
Transfer to lifetime ECL credit-impaired	(9,959)	(14,605)	24,564	—

Net transfers between stages	(11,154)	(10,157)	21,311	—
Provision (credit) for loan losses	29,264	(5,591)	114,503	138,176
Charge-offs	—	—	310,284	310,284
Recoveries	—	—	16,948	16,948

Net charge-offs	—	—	293,336	293,336
Others (2)	6,426	9,222	10,572	26,220

Balance at March 31, 2023	¥187,455	¥240,494	¥436,165	¥864,114

(1)
“Loans and advances at amortized cost” includes allowance for undrawn components of loan commitments issued to retail customers which cannot be separately identified from that for the drawn components.

(2)	Others mainly include foreign exchange translations.
For the fiscal year ended March 31, 2023, the ECL allowance decrease
d
 by ¥128,940 million from ¥993,054
million at March 31, 2022
to ¥864,114
million at March 31, 2023.
The decrease was primarily due to the charge-offs of the credit-impaired loans of certain large borrowers, which was partially offset by additional adjustments to the ECL allowance for the portfolios affected by the rising interest rates in foreign countries due to the global monetary tightening, the subsequent effects following the mitigation of the COVID-19 pandemic and the situation in Russia and Ukraine.
As for the allowance for
12-month
ECL, it increased
by ¥24,536
million for the fiscal year ended March 31, 2023, primarily due to an increase in the provision for loan losses for newly originated loans and the additional adjustments to the ECL allowance especially for the portfolio affected by the rising interest rates in foreign countries due to the global monetary tightening. As for the allowance for lifetime ECL not credit-impaired, it decreased by ¥6,526
million for the fiscal year ended March 31, 2023, primarily due to a decrease in the provision for loan losses of existing borrowers by collection of loans, which was partially offset by the additional adjustments to the ECL allowance for some portfolios of loans and advances. As for the allowance for lifetime ECL credit-impaired, it decreased by ¥146,950
million for the fiscal year ended March 31, 2023, primarily due to

F-12
7

the charge-offs of the credit-impaired loans of certain large borrowers. As a result, the total ECL allowance decreased by ¥128,940
million for the fiscal year ended March 31, 2023. For additional information, refer to Note 3 “Critical Accounting Estimates and Judgments.”

	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Total

	(In millions)
Loan commitments and financial guarantees (1) :
Balance at April 1, 2021	¥33,034	¥35,480	¥7,181	¥75,695
Net transfers between stages	(816)	937	(121)	—
Provision for off-balance sheet items	605	5,339	4,974	10,918
Others	1,650	—	—	1,650

Balance at March 31, 2022	34,473	41,756	12,034	88,263

Net transfers between stages	90	(1,054)	964	—
Provision (credit) for off-balance sheet items	12,584	(4,539)	2,243	10,288
Others	1,437	—	—	1,437

Balance at March 31, 2023	¥48,584	¥36,163	¥15,241	¥99,988

(1)	ECL allowance for loan commitments is that for the undrawn components of loan commitments, which can be separately identified from that for the drawn components.
Trading assets, financial assets at fair value through profit or loss and investment securities
The following tables show an analysis of trading assets, financial assets at fair value through profit or loss and debt instruments at amortized cost and at fair value through other comprehensive income based on the external rating system at March 31, 2023 and 2022, excluding instruments with equity features. Collateral is generally not obtained directly from the issuers.

	At March 31, 2023
	Trading assets (1)	Financial assets at fair value through profit or loss (1)	Debt instruments at amortized cost (1)(2)	Debt instruments at fair value through other comprehensive income (1)(2)

	(In millions)
AAA	¥644,180	¥6,000	¥—	¥10,034,033
AA- to AA+	3,147,681	31,296	165,593	11,992,005
A- to A+	223,843	14,669	—	399,783
Lower than A-	126,281	85,739	68,995	984,062
Unrated	13,343	600	979	173,750

Total	¥4,155,328	¥138,304	¥235,567	¥23,583,633

	At March 31, 2022
	Trading assets (1)	Financial assets at fair value through profit or loss (1)	Debt instruments at amortized cost (1)(2)	Debt instruments at fair value through other comprehensive income (1)(2)

	(In millions)
AAA	¥519,262	¥7,999	¥—	¥8,634,719
AA- to AA+	2,437,286	36,147	25,741	18,225,704
A- to A+	243,090	20,836	—	670,840
Lower than A-	195,008	89,955	57,646	863,446
Unrated	3,365	677	567	192,349

Total	¥3,398,011	¥155,614	¥83,954	¥28,587,058

F-12
8

(1)
The amounts represent fair value for trading assets and financial assets at fair value through profit or loss, whereas they represent the gross carrying amount for debt instruments at amortized cost and at fair value through other comprehensive income.

(2)	There were no debt instruments at amortized cost or debt instruments at fair value through other comprehensive income subject to lifetime ECL at March 31, 2023 and 2022.
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

F-1
2
9

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

F-1
3
0

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

(a)	VaR for Trading Activity

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total (1)

	(In billions)
For the fiscal year ended March 31, 2023:
SMBC Consolidated
Maximum	¥75.3	¥73.7	¥1.7	¥9.5	¥15.3
Minimum	12.8	11.9	0.2	4.8	10.5
Daily average	54.3	49.4	0.7	7.0	12.6
At March 31, 2023	27.9	22.6	0.2	5.7	11.6
SMFG Consolidated
Maximum	¥84.4	¥75.1	¥7.6	¥9.5	¥31.8
Minimum	21.7	13.2	4.3	4.8	25.2
Daily average	63.5	50.8	6.1	7.0	28.4
At March 31, 2023	37.6	23.9	5.5	5.7	27.7

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total (1)

	(In billions)
For the fiscal year ended March 31, 2022:
SMBC Consolidated
Maximum	¥49.4	¥41.9	¥3.0	¥8.6	¥13.0
Minimum	5.1	7.9	0.2	3.4	6.1
Daily average	15.3	15.9	1.0	5.9	9.0
At March 31, 2022	49.1	41.9	0.2	6.9	10.2
SMFG Consolidated
Maximum	¥59.9	¥42.7	¥9.4	¥8.6	¥31.1
Minimum	13.8	8.6	5.1	3.4	20.6
Daily average	25.0	17.2	6.8	5.9	25.5
At March 31, 2022	59.0	42.7	5.5	6.9	25.9

(1)
Total for “Maximum,” “Minimum,” and “Daily average” represent the maximum, minimum and daily average of the total of the trading book. For certain subsidiaries, the Group employs the standardized method and/or the historical simulation method for the VaR calculation method.

F-13
1

(b)	VaR for Non-Trading Activity

(i)	Banking

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total (1)

	(In billions)
For the fiscal year ended March 31, 2023:
SMBC Consolidated
Maximum	¥67.3	¥0.7	¥18.3	¥0.0	¥73.4
Minimum	40.1	0.0	3.3	0.0	43.6
Daily average	53.6	0.2	8.6	0.0	57.1
At March 31, 2023	63.3	0.0	11.3	0.0	68.0
SMFG Consolidated
Maximum	¥68.0	¥0.7	¥18.3	¥0.0	¥74.0
Minimum	41.2	0.0	3.3	0.0	44.7
Daily average	54.5	0.2	8.6	0.0	58.0
At March 31, 2023	64.7	0.0	11.3	0.0	69.4

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total (1)

	(In billions)
For the fiscal year ended March 31, 2022:
SMBC Consolidated
Maximum	¥60.1	¥0.5	¥25.5	¥0.0	¥63.5
Minimum	43.6	0.0	15.2	0.0	51.5
Daily average	51.7	0.3	21.0	0.0	58.4
At March 31, 2022	58.7	0.0	17.1	0.0	61.9
SMFG Consolidated
Maximum	¥60.8	¥0.5	¥25.5	¥0.0	¥64.3
Minimum	44.1	0.0	15.2	0.0	52.0
Daily average	52.4	0.3	21.0	0.0	59.1
At March 31, 2022	59.4	0.0	17.1	0.0	62.6

(1)	Total for “Maximum,” “Minimum,” and “Daily average” represent the maximum, minimum and daily average of the total of the banking book.

F-13
2

(ii)	Strategic Shareholding Investment

Equities risk
(In billions)
For the fiscal year ended March 31, 2023:
SMBC Consolidated
Maximum	¥1,047.4
Minimum	879.5
Daily average	961.3
At March 31, 2023	1,003.2
SMFG Consolidated
Maximum	¥1,241.1
Minimum	1,067.2
Daily average	1,163.0
At March 31, 2023	1,224.8

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

F-13
3

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
Based on the new standards for interest rate risk in the banking book issued by the Basel Committee on Banking Supervision (“BCBS”) in April 2016, the FSA revised the related regulatory guidelines pertaining to monitoring of interest rate risks in the banking book in December 2017. The revised disclosure requirements with respect to the changes in economic value of equity (“ΔEVE”) in the banking book as a result of interest rate shocks have been applied from March 31, 2018. ΔEVE is defined as a decline in economic value as a result of an interest rate shock. It is calculated by multiplying the interest rate sensitivity (excluding credit spread) and interest rate change. The FSA implements a “materiality test” to identify banks taking excessive interest rate risks. Under the materiality test, the FSA monitors the ratio of ΔEVE to Tier 1 capital based on a set of prescribed interest rate shock scenarios. The threshold applied by the FSA is 15% and the ratios for SMBC on a consolidated basis at March 31, 2023 and 2022 were 2.9% and 4.6%, respectively and those for SMFG on a consolidated basis at March 31, 2023 and 2022 were 2.5% and 4.0%, respectively.

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

F-13
4

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
Maturity analysis of financial liabilities at March 31, 2023 and 2022
The following tables show a maturity analysis of the contractual undiscounted cash flows for financial liabilities at March 31, 2023 and 2022. The amount of interest on debt instruments is not included in the maturity tables below due to its insignificance.

	At March 31, 2023
	On demand	Not later than three months	Later than three months and not later than one year	Later than one year and not later than three years	Later than three years and not later than five years	Later than five years	Total

	(In millions)
Non-derivative financial instruments:
Deposits	¥116,227,911	¥38,303,894	¥14,106,445	¥2,733,806	¥676,254	¥892,141	¥172,940,451
Call money and bills sold	16,663	2,518,257	31,805	2,331	—	—	2,569,056
Repurchase agreements and cash collateral on securities lent	90,371	17,492,532	134,994	67,350	779	—	17,786,026
Trading liabilities	3,291,089	—	—	—	—	—	3,291,089
Financial liabilities designated at fair value through profit or loss	—	28,772	51,658	73,688	83,030	228,642	465,790
Borrowings	231,603	907,174	1,827,402	7,606,743	2,535,474	1,862,586	14,970,982
Debt securities in issue	—	2,338,572	1,321,930	2,992,801	2,659,646	3,252,632	12,565,581
Lease payable	—	17,860	59,069	107,121	76,395	183,993	444,438
Other financial liabilities	3,221,035	5,199,330	97,469	—	—	4,378	8,522,212
Off balance sheet items:
Loan commitments	79,068,816	—	—	—	—	—	79,068,816
Financial guarantee contracts	13,693,772	—	—	—	—	—	13,693,772

Total non-derivative financial instruments	¥215,841,260	¥66,806,391	¥17,630,772	¥13,583,840	¥6,031,578	¥6,424,372	¥326,318,213

Derivative financial instruments	¥9,909,806	¥—	¥8,216	¥101,245	¥147,303	¥330,285	¥10,496,855

F-13
5

	At March 31, 2022
	On demand	Not later than three months	Later than three months and not later than one year	Later than one year and not later than three years	Later than three years and not later than five years	Later than five years	Total

	(In millions)
Non-derivative financial instruments:
Deposits	¥109,504,226	¥35,716,375	¥13,658,588	¥2,497,423	¥633,386	¥592,063	¥162,602,061
Call money and bills sold	16,257	981,289	87,177	43,811	1,466	—	1,130,000
Repurchase agreements and cash collateral on securities lent	333,887	19,637,456	49,966	91,853	—	—	20,113,162
Trading liabilities	3,181,992	—	—	—	—	—	3,181,992
Financial liabilities designated at fair value through profit or loss	—	12,080	140,141	111,904	77,418	168,005	509,548
Borrowings	166,662	2,774,392	6,054,105	7,382,113	1,974,285	1,855,060	20,206,617
Debt securities in issue	—	2,124,288	1,587,490	2,225,232	2,573,987	3,177,717	11,688,714
Lease payable	—	18,127	57,941	104,913	76,421	143,672	401,074
Other financial liabilities	3,490,237	4,221,736	3,526	90,045	—	4,133	7,809,677
Off balance sheet items:
Loan commitments	73,246,384	—	—	—	—	—	73,246,384
Financial guarantee contracts	11,722,240	—	—	—	—	—	11,722,240

Total non-derivative financial instruments	¥201,661,885	¥65,485,743	¥21,638,934	¥12,547,294	¥5,336,963	¥5,940,650	¥312,611,469

Derivative financial instruments	¥6,717,823	¥—	¥—	¥13,875	¥77,746	¥156,892	¥6,966,336

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
March 31, 2023 and 2022
The following table presents the balance of loans and advances, and deposits at March 31, 2023 and 2022. The balance of deposits at March 31, 2023 and 2022 exceeded the balance of loans and advances at the same time due to the stable deposit base in Japan.

	At March 31,
	2023	2022

	(In millions)
Loans and advances	¥111,891,134	¥104,635,815
Deposits	172,927,810	162,593,492

F-13
6

The following table presents a breakdown of deposits by domestic and foreign offices. Domestic inter-bank money is classified as “Call money and bills sold” and not included in “Deposits” in the consolidated statements of financial position. Domestic deposits are mainly composed of corporate and individual customer deposits.

	At March 31,
	2023	2022

	(In millions)
Domestic offices:
Non-interest-bearing demand deposits	¥30,778,301	¥28,633,073
Interest-bearing demand deposits	70,401,409	67,287,154
Deposits at notice	828,110	691,249
Time deposits	17,245,011	17,624,597
Negotiable certificates of deposit	4,470,206	5,059,074
Others	9,058,983	9,625,768

Total domestic offices	132,782,020	128,920,915

Foreign offices:
Non-interest-bearing demand deposits	2,771,762	2,334,805
Interest-bearing demand deposits	4,783,003	4,221,047
Deposits at notice	13,618,520	11,345,294
Time deposits	10,278,686	7,513,141
Negotiable certificates of deposit	8,555,350	8,010,723
Others	138,469	247,567

Total foreign offices	40,145,790	33,672,577

Total deposits	¥172,927,810	¥162,593,492

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
7

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

F-13
8

Regulatory capital
The table below presents the Group’s total capital ratio, total capital and risk-weighted assets under Japanese GAAP at March 31, 2023 and 2022 based on the Basel III rules.

	At March 31,
	2023	2022

	(In billions, except percentages)
SMFG Consolidated:
Total risk-weighted capital ratio	15.98%	16.56%
Tier 1 risk-weighted capital ratio	14.94%	15.46%
Common Equity Tier 1 risk-weighted capital ratio	14.02%	14.45%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥12,350.8	¥11,983.8
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	11,548.9	11,186.2
Common Equity Tier 1 capital	10,839.0	10,458.4
Risk-weighted assets	77,285.0	72,350.1
The amount of minimum total capital requirements (1)	6,182.8	5,788.0

(1)	The amount of minimum total capital requirements is calculated by multiplying risk-weighted assets by 8%.

47	INTEREST RATE BENCHMARK REFORM
The Group put in place a Group-wide IBOR transition project team in May 2019 involving all the Group’s business lines and functions. This project team’s objective was to provide smooth and efficient global coordination for the transition from IBOR to
alternative reference rates, expected to take place by the end of 2021 or mid-2023.
The project team formed working groups and work streams based on each region’s background for the IBOR transition project. The working groups and work streams executed the plans based on each region’s background for the IBOR transition project, while taking into consideration the common objective and achievement globally. As of March 31, 2022, necessary system developments and most of the transition from the LIBOR settings ceasing at the end of 2021 to alternative reference rates, which were included in the project team’s primary tasks, were completed. The planning departments of each business line took over the role from the project teams and continued to engage with customers during the fiscal year ended March 31, 2023. As of March 31, 2023, the Group had completed all of the transition from the LIBOR settings ceasing at the end of 2021 to alternative reference rates.
Interest rate benchmark reform exposes the Group to various risks. The key risks identified include conduct risk, litigation risk, operational risk, market risk and accounting risk. However, those risks have not materialized at March 31, 2023. The progress continues to be monitored and reported regularly to management.
As of March 31, 2023, as a result of efforts, including necessary system developments, negotiation of contracts with customers and taking part in large scale transition events at Central Counterparty Clearing Houses such as the Japan Securities Clearing Corporation and London Clearing House, the Group had transitioned all of its financial instruments linked to the interest rate benchmarks whose settings ceased at the end of 2021. The Group continues the transition of financial instruments referencing the USD LIBOR settings ceasing as of June 30, 2023. The Group ceased entering into new contracts referencing USD LIBOR by December 31, 2021, other than for limited circumstances in accordance with the regulatory guidance. The Group has reduced the exposure by negotiating contracts with customers and taking part in large scale transition events held in April and May 2023 at Central Counterparty Clearing Houses such as the London Clearing House. The Group continues to engage with customers to remediate the remaining exposure.

F-1
3
9

The following tables show quantitative information about financial instruments that have yet to be transitioned to an alternative benchmark rate at March 31, 2023 and 2022.

	At March 31, 2023
	USD LIBOR (1)	Others (1) (2)

	(In billions)
Carrying amount of non-derivative financial assets	¥9,568	¥—
Carrying amount of non-derivative financial liabilities	1,351	—
Derivative notional amounts	247,066	—

	At March 31, 2022
	USD LIBOR (1)	Others (1) (2)
	(In billions)
Carrying amount of non-derivative financial assets	¥13,330	¥370
Carrying amount of non-derivative financial liabilities	1,344	—
Derivative notional amounts	221,161	1,756

(1)	The amounts in the table above are the aggregation of the amounts used for regulatory reporting of SMFG, SMBC, SMBC’s subsidiaries and SMBC Nikko Securities.
(2)
“Others” consists of JPY and GBP LIBOR contracts, most of which include contracts that will switch to using alternative reference rates at the next reset after March 31, 2023 and 2022. It also includes, to a limited extent, synthetic LIBOR contracts that the Group utilized as a temporary solution.

48	RELATED-PARTY TRANSACTIONS
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
The transaction amounts included in the accounts, in aggregate, by category of related party were as follows:
Transactions with associates, joint ventures and other entities

	At March 31,
	2023	2022

	(In millions)
Assets:
Loans and advances	¥2,276,216	¥2,060,472
Others	186,617	33,957

Liabilities:
Deposits	¥290,452	¥315,500
Others	56,801	36,406

F-1
4
0

	For the fiscal year ended March 31,
	2023	2022	2021

	(In millions)
Income statements:
Income (interest income, fee and commission income, and others)	¥87,521	¥68,780	¥55,409
Expense (interest expense and others)	43,473	25,046	34,811
Financial guarantees issued by the Group for its associates at March 31, 2023 and 2022 were ¥285,898 million and ¥266,452 million, respectively.
Loan commitments to associates and joint ventures at March 31, 2023 and 2022 were ¥1,018,229 million and ¥938,335 million, respectively.

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

	At March 31,
	2023	2022

	(In millions)
Assets:
Loans and advances	¥44	¥—

Liabilities:
Deposits	¥2,865	¥3,256
Others	129	59
Compensation of Key Management Personnel
The following table presents the compensation expenses of key management personnel.

	For the fiscal year ended March 31,
	2023	2022	2021

	(In millions)
Short-term employee benefits	¥1,537	¥1,571	¥1,506
Share-based compensation	461	457	383
The details of the share-based compensation plan are described in Note 40 “Share-Based Payment.”
There were
no
post-employment benefits, other long-term benefits and termination benefits for the fiscal years ended March 31, 2023, 2022 and 2021.

4 9	PRINCIPAL SUBSIDIARIES
Principal Subsidiaries
The Group’s principal subsidiaries at March 31, 2023 are shown in the list below. The Group consolidates all entities that the Group controls. The Group controls an entity when the Group is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

F-14
1

Principal domestic subsidiaries

Company Name	Proportion of Ownership Interest (1)	Proportion of Voting Rights (1)	Main Business
	(%)	(%)
Sumitomo Mitsui Banking Corporation	100.0	100.0	Commercial banking
SMBC Trust Bank Ltd.	100.0	100.0	Trust banking
SMBC Guarantee Co., Ltd.	100.0	100.0	Credit guarantee
SMBC Nikko Securities Inc.	100.0	100.0	Securities
Sumitomo Mitsui Card Company, Limited	100.0	100.0	Credit card
SMBC Finance Service Co., Ltd.	100.0	100.0	Credit card, consumer credit and installment transaction
SMBC Consumer Finance Co., Ltd.	100.0	100.0	Consumer lending
SMBC Mobit Co., Ltd.	100.0	100.0	Consumer lending
The Japan Research Institute, Limited	100.0	100.0	System development, data processing, management consulting and economic research
Sumitomo Mitsui DS Asset Management Company, Limited	50.1	50.1	Investment management, and investment advisory and agency
Alternative Investment Capital Limited	60.0	60.0	Investment management and investment advisory
NCore Co., Ltd.	51.0	51.0	Data processing service and consulting
SMBC Venture Capital Co., Ltd.	100.0	100.0	Venture capital
SMBC Consulting Co., Ltd.	98.3	98.3	Management consulting and information services
Japan Pension Navigator Co., Ltd.	69.7	69.7	Operational management of defined contribution pension plans

(1)	Percentages of proportion of ownership interest and proportion of voting rights have been truncated.
Principal foreign subsidiaries

Company Name	Country of Incorporation	Proportion of Ownership Interest (1)	Proposition of Voting Rights (1)		Main Business
		(%)	(%)
SMBC Bank International plc	U.K.	100.0	100.0		Commercial banking
Sumitomo Mitsui Banking Corporation (China) Limited	China	100.0	100.0		Commercial banking
PT Bank BTPN Tbk	Indonesia	98.4	93.4	(2)	Commercial banking
SMBC Americas Holdings, Inc.	U.S.A.	100.0	100.0		Bank holding company
Manufacturers Bank	U.S.A.	100.0	100.0		Commercial banking
Banco Sumitomo Mitsui Brasileiro S.A	Brazil	100.0	100.0		Commercial banking
JSC Sumitomo Mitsui Rus Bank	Russia	100.0	100.0		Commercial banking
SMBC Bank EU AG	Germany	100.0	100.0		Commercial banking
Sumitomo Mitsui Banking Corporation Malaysia Berhad	Malaysia	100.0	100.0		Commercial banking
SMBC Leasing and Finance, Inc.	U.S.A.	100.0	100.0		Leasing
SMBC Nikko Securities America, Inc.	U.S.A.	100.0	100.0		Securities
SMBC Nikko Capital Markets Limited	U.K.	100.0	100.0		Securities
SMBC Capital Markets, Inc.	U.S.A.	100.0	100.0		Derivatives
TT International Asset Management Ltd	U.K.	100.0	100.0		Investment management, and investment advisory and agency
Fullerton India Credit Company Limited (3)	India	74.9	74.9		Financial services

F-14
2

(1)	Percentages of proportion of ownership interest and proportion of voting rights have been truncated.
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

(3)	Fullerton India Credit Company Limited changed its corporate name to SMFG India Credit Company Limited on May 11, 2023.
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

50	STRUCTURED ENTITIES
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
At March 31, 2023 and 2022, the consolidated ABCP conduits had total assets of ¥873,672 million and ¥806,524 million, respectively. The total notional amounts of the liquidity and credit enhancement facilities provided by the Group to the consolidated ABCP conduits at March 31, 2023 and 2022 were ¥1,468,609
 m
illion and ¥1,364,128 million, respectively, all of which were undrawn.
The Group did not provide any financial or other support, without having a contractual obligation to do so, to consolidated structured entities during the fiscal years ended March 31, 2023 and 2022.

F-14
3

Unconsolidated Structured Entities
The following tables represent the carrying amounts of the Group’s interests in unconsolidated structured entities recognized in its consolidated statements of financial position by line item and the maximum exposure to loss from its interests at March 31, 2023 and 2022.

	At March 31, 2023
	Securitizations	Investment funds	Structured finance	Others	Total

	(In millions)
Interests in unconsolidated structured entities recognized in:
Trading assets	¥5,197	¥44,432	¥—	¥—	¥49,629
Financial assets at fair value through profit or loss	292	669,880	89,796	—	759,968
Investment securities	145,351	52,476	—	193	198,020
Loans and advances	3,581,390	—	8,629,262	612,876	12,823,528

Total	¥3,732,230	¥766,788	¥8,719,058	¥613,069	¥13,831,145

Maximum exposure to loss from interests in unconsolidated structured entities	¥5,245,346	¥767,810	¥10,073,000	¥729,634	¥16,815,790

	At March 31, 2022
	Securitizations	Investment funds	Structured finance	Others	Total

	(In millions)
Interests in unconsolidated structured entities recognized in:
Trading assets	¥11,149	¥60,168	¥—	¥—	¥71,317
Financial assets at fair value through profit or loss	274	976,983	98,671	—	1,075,928
Investment securities	136,521	49,693	—	194	186,408
Loans and advances	2,817,366	—	7,099,366	601,975	10,518,707

Total	¥2,965,310	¥1,086,844	¥7,198,037	¥602,169	¥11,852,360

Maximum exposure to loss from interests in unconsolidated structured entities	¥4,289,574	¥1,087,993	¥8,117,297	¥751,194	¥14,246,058
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

F-14
4

The Group did not provide any financial or other support, without having a contractual obligation to do so, to unconsolidated structured entities during the fiscal years ended March 31, 2023 and 2022.
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
The income received from such sponsored unconsolidated structured entities was ¥26,865 million and ¥29,679 million for the fiscal years ended March 31, 2023 and 2022, respectively. The majority of the income was management fees included in “Fee and commission income” and was from investment funds managed by SMDAM, the Group’s asset management subsidiary. The carrying amount of assets transferred to these entities, which mainly consisted of investment funds, was ¥1,094,445 million and ¥1,922,459 million for the fiscal years ended March 31, 2023 and 2022, respectively.

5 1	ACQUISITIONS
Fiscal Year Ended March 31, 2023
There were no material acquisitions that were accounted for as business combinations during the fiscal year ended March 31, 2023.

F-14
5

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

F-14
6

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
Fiscal Year Ended March 31, 2021
There were no material acquisitions that were accounted for as business combinations during the fiscal year ended March 31, 2021.

5 2	CURRENT AND NON-CURRENT DISTINCTION
The following tables present an analysis of financial assets and liabilities, excluding cash and deposits with banks, trading assets and liabilities, and derivative financial instruments, by amounts recovered or settled, not more than twelve months or more than twelve months, at March 31, 2023 and 2022.

	At March 31, 2023
	Amounts recovered or settled
	Not more than twelve months	More than twelve months	Total
	(In millions)
Assets:
Call loans and bills bought	¥5,569,961	¥114,851	¥5,684,812
Reverse repurchase agreements and cash collateral on securities borrowed	10,968,633	55,451	11,024,084
Financial assets at fair value through profit or loss	5,215	1,483,024	1,488,239
Investment securities:
Debt instruments at amortized cost	49,631	185,936	235,567
Debt instruments at fair value through other comprehensive income	9,059,561	13,751,862	22,811,423
Equity instruments at fair value through other comprehensive income	—	4,548,608	4,548,608
Loans and advances	39,254,388	72,636,746	111,891,134
Other financial assets	5,220,793	139,841	5,360,634
Liabilities:
Deposits	¥168,635,510	¥4,292,300	¥172,927,810
Call money and bills sold	2,566,725	2,331	2,569,056
Repurchase agreements and cash collateral on securities lent	17,717,897	68,129	17,786,026
Financial liabilities designated at fair value through profit or loss	63,592	350,514	414,106
Borrowings	3,040,454	12,331,347	15,371,801
Debt securities in issue	3,651,276	8,333,718	11,984,994
Other financial liabilities	8,517,834	4,378	8,522,212

F-14
7

	At March 31, 2022
	Amounts recovered or settled
	Not more than twelve months	More than twelve months	Total
	(In millions)
Assets:
Call loans and bills bought	¥1,885,039	¥80,096	¥1,965,135
Reverse repurchase agreements and cash collateral on securities borrowed	11,265,507	38,423	11,303,930
Financial assets at fair value through profit or loss	4,589	1,690,996	1,695,585
Investment securities:
Debt instruments at amortized cost	31,921	52,033	83,954
Debt instruments at fair value through other comprehensive income	10,533,166	17,533,800	28,066,966
Equity instruments at fair value through other comprehensive income	—	4,598,485	4,598,485
Loans and advances	38,073,404	66,562,411	104,635,815
Other financial assets	5,009,619	300,220	5,309,839
Liabilities:
Deposits	¥158,876,649	¥3,716,843	¥162,593,492
Call money and bills sold	1,084,723	45,277	1,130,000
Repurchase agreements and cash collateral on securities lent	20,021,309	91,853	20,113,162
Financial liabilities designated at fair value through profit or loss	117,783	337,951	455,734
Borrowings	9,069,845	11,514,806	20,584,651
Debt securities in issue	3,711,213	7,717,224	11,428,437
Other financial liabilities	7,715,499	94,178	7,809,677

F-
14
8

5 3	CONDENSED FINANCIAL INFORMATION OF REGISTRANT (SMFG)
Condensed Statements of Financial Position

	At March 31,
	2023	2022

	(In millions)
Assets:
Deposits with SMBC	¥246,977	¥319,147
Investments in SMBC	4,613,790	4,613,790
Loans to SMBC	9,796,649	9,069,425
Investments in other subsidiaries, associates and joint ventures	2,007,172	2,017,221
Other assets	293,522	209,656
Current tax assets	91,048	28,074

Total assets	¥17,049,158	¥16,257,313

Liabilities and equity:
Short-term borrowings from SMBC	¥1,487,650	¥1,508,030
Long-term borrowings	355,265	308,976
Debt securities in issue due to other subsidiaries	14,889	7,301
Debt securities in issue	8,280,718	7,509,351
Other liabilities	67,757	67,735

Total liabilities	10,206,279	9,401,393

Shareholders’ equity	6,082,226	6,126,648
Other equity instruments holders’ equity	760,653	729,272

Total equity	6,842,879	6,855,920

Total equity and liabilities	¥17,049,158	¥16,257,313

F-1
4
9

Condensed Income Statements

	For the fiscal year ended March 31,
	2023	2022	2021

	(In millions)
Income:
Interest income from SMBC	¥235,386	¥184,206	¥170,777
Dividends from SMBC	437,850	376,757	272,952
Dividends from other subsidiaries, associates and joint ventures	15,951	45,609	31,914
Fees and commission income from subsidiaries	12,421	9,439	7,777
Other income	1,956	1,109	794

Total income	703,564	617,120	484,214

Expense:
Interest expense to SMBC	5,546	4,751	4,313
Interest expense to other subsidiaries	4,830	4,779	4,320
Interest expense	220,397	169,526	154,298
Operating and other expense	68,659	37,982	31,806

Total expense	299,432	217,038	194,737

Profit before tax	404,132	400,082	289,477
Income tax expense	(8,348)	(7,942)	(5,710)

Net profit	¥412,480	¥408,024	¥295,187

Profit attributable to:
Shareholders	401,170	397,293	282,065
Other equity instruments holders	11,310	10,731	13,122

F-1
5
0

Condensed Statements of Cash Flows

	For the fiscal year ended March 31,
	2023	2022	2021

	(In millions)
Operating Activities:
Profit before tax	¥404,132	¥400,082	¥289,477
Income taxes paid—net	387	(17,935)	79,396
Other operating activities—net	359,237	579,929	267,159

Net cash and cash equivalents provided by operating activities	763,756	962,076	636,032

Investing Activities:
Loans provided to SMBC	(727,223)	(873,537)	(750,713)
Investments in subsidiaries	(19,796)	(233,576)	(7,418)
Investments in associates and joint ventures	—	(819)	(52,849)
Other investing activities—net	(2,770)	(5,953)	(46,282)

Net cash and cash equivalents used in investing activities	(749,789)	(1,113,885)	(857,262)

Financing Activities:
Net increase (decrease) of short-term borrowings from SMBC	(20,380)	230,000	50,000
Proceeds from issuance of long-term borrowings	61,042	86,390	10,625
Redemption of long-term borrowings	(36,046)	—	—
Proceeds from issuance of debt securities	1,191,048	969,480	921,603
Proceeds from issuance of other equity instruments	116,346	79,516	99,400
Redemption of debt securities	(861,730)	(831,880)	(403,025)
Redemption of other equity instruments	(85,000)	—	(130,000)
Dividends paid to shareholders	(301,600)	(274,058)	(267,119)
Coupons paid to other equity instruments holders	(11,310)	(10,731)	(13,122)
Purchases of treasury stock and proceeds from sales of treasury stock—net	(138,507)	246	220

Net cash and cash equivalents provided by (used in) financing activities	(86,137)	248,963	268,582

Net increase (decrease) of cash and cash equivalents	(72,170)	97,154	47,352
Cash and cash equivalents at beginning of period	319,147	221,993	174,641

Cash and cash equivalents at end of period	¥246,977	¥319,147	¥221,993

Investments in subsidiaries, associates and joint ventures
Investments in subsidiaries, associates and joint ventures are stated at cost. The Company recognizes dividend income from these companies when its right to receive payment is established.
Investments in other subsidiaries, associates and joint ventures included equity investments in SMBC Nikko Securities Inc., Sumitomo Mitsui Card Company, Limited, SMBC Consumer Finance Co., Ltd., Sumitomo Mitsui DS Asset Management Company, Limited (“SMDAM”), Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”) and others at March 31, 2023 and 2022. The country of incorporation and the proportion of ownership interest of the Company in these companies was the same as described in Note 11 “Investments in Associates and Joint Ventures,” and Note 4
9
“Principal Subsidiaries.”

F-15
1

Long-term obligations
The Company had subordinated long-term borrowings amounting to ¥41 billion and ¥41 billion at March 31, 2023 and 2022, respectively, and had unsubordinated long-term borrowings amounting to ¥314 billion and ¥268 billion at March 31, 2023 and 2022, respectively. The Company also had subordinated bonds amounting to ¥1,098 billion and ¥954 billion, including ¥0.2 billion and ¥0.3 billion outstanding to its subsidiary, at March 31, 2023 and 2022, respectively, and had senior bonds amounting to ¥7,197 billion and ¥6,563 billion, including ¥15 billion and ¥7 billion outstanding to its subsidiary, at March 31, 2023 and 2022, respectively. For additional information, refer to Note 19 “Borrowings” and Note 20 “Debt Securities in Issue.”
Guarantees
The Company provided guarantee of ¥508 billion and ¥396 billion at March 31, 2023 and 2022, respectively, to the Deposit Protection Fund of the Association of German Banks with regard to the deposits of the SMBC Dusseldorf branch and SMBC Bank EU AG.

F-15
2