Form 20-F
period 2024-03-31
SUMITOMO MITSUI FINANCIAL GROUP, INC.
filed 2024-06-27
CIK 1022837

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2024
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
At March 31, 2024, the following shares of capital stock were outstanding: 1,337,529,084 shares of common stock (including 23,587,866 shares of common stock held by the registrant and its consolidated subsidiaries and equity-method associates as treasury stock).

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
Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those in the forward-looking statements as a result of various factors, and the differences may be material. Potential risks and uncertainties include, without limitation, the following:

•	deterioration of Japanese and global economic conditions and financial markets;

•	declines in the value of our securities portfolio;

•	changes in the level or volatility of market rates or prices;

•	constraints on our operations due to capital adequacy requirements;

•	problems of other financial institutions;

•	adverse regulatory developments or changes in government policies;

•	incurrence of significant credit-related costs;

•	a significant downgrade of our credit ratings;

•	exposure to new risks as we expand the scope of our business;

•	our ability to successfully implement our business strategy through our subsidiaries, affiliates and alliance partners;

•	the industry specific risks of the consumer finance industry;

•	the recoverability of deferred tax assets;

•	insufficient liquidity;

•	environmental and social risk; and

•	litigation and regulatory proceedings.
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
3.A. SELECTED FINANCIAL DATA
Selected Financial Data
The following selected financial data at and for each of the five fiscal years ended March 31, 2024, 2023, 2022, 2021 and 2020 have been derived from our consolidated financial statements. You should read this data together with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this annual report.

	For the fiscal year ended and at March 31,
	2024	2023	2022	2021	2020
	(In millions, except per share data)
Consolidated income statements data:
Interest income	¥5,944,398	¥3,696,076	¥1,747,654	¥1,780,370	¥2,407,045
Interest expense	4,053,635	1,941,006	303,716	397,245	1,090,730

Net interest income	1,890,763	1,755,070	1,443,938	1,383,125	1,316,315

Fee and commission income	1,469,847	1,262,734	1,248,225	1,174,382	1,147,132
Fee and commission expense	233,715	222,920	209,762	201,723	203,822

Net fee and commission income	1,236,132	1,039,814	1,038,463	972,659	943,310

Net trading income	349,520	626,043	280,339	237,746	134,069
Net income (loss) from financial assets and liabilities at fair value through profit or loss	323,217	173,311	200,249	280,012	(21,939)
Net investment income	29,844	15,611	65,744	153,820	176,464
Other income	119,597	180,827	108,727	138,223	155,631

Total operating income	3,949,073	3,790,676	3,137,460	3,165,585	2,703,850

Impairment charges on financial assets	205,096	148,464	279,978	282,486	259,938

Net operating income	3,743,977	3,642,212	2,857,482	2,883,099	2,443,912

General and administrative expenses	2,229,701	1,965,417	1,801,621	1,679,115	1,696,386
Other expenses	466,857	502,347	368,559	283,879	488,806

Operating expenses	2,696,558	2,467,764	2,170,180	1,962,994	2,185,192

Share of post-tax profit (loss) of associates and joint ventures	160,370	87,428	(10,838)	36,373	24,031

Profit before tax	1,207,789	1,261,876	676,464	956,478	282,751

	For the fiscal year ended and at March 31,
	2024	2023	2022	2021	2020
	(In millions, except per share data)
Income tax expense	312,039	326,027	161,389	251,402	51,768

Net profit	¥895,750	¥935,849	¥515,075	¥705,076	¥230,983

Profit attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥873,346	¥911,831	¥499,573	¥687,483	¥200,052
Non-controlling interests	8,641	12,708	4,771	4,471	18,567
Other equity instruments holders	13,763	11,310	10,731	13,122	12,364
Earnings per share:
Basic	¥657	¥668	¥364	¥502	¥145
Diluted	657	668	364	501	145
Weighted average number of common shares in issue (in thousands of shares)	1,329,026	1,364,770	1,370,738	1,370,214	1,375,118
Dividends per share in respect of each fiscal year:
Common stock	¥260	¥220	¥200	¥195	¥185
	$1.72	$1.65	$1.63	$1.76	$1.70
Consolidated statements of financial position data:
Total assets	¥281,271,637	¥257,687,038	¥248,160,847	¥235,024,987	¥212,158,463
Loans and advances	121,716,465	111,891,134	104,635,815	97,714,938	94,671,818
Total liabilities	264,992,539	244,150,073	235,379,155	222,748,837	201,223,585
Deposits	182,097,319	172,927,810	162,593,492	155,493,654	138,431,418
Borrowings	16,107,158	15,371,801	20,584,651	19,423,355	17,121,362
Debt securities in issue	14,075,084	11,984,994	11,428,437	11,228,600	10,985,048
Total equity	16,279,098	13,536,965	12,781,692	12,276,150	10,934,878
Capital stock	2,344,038	2,342,537	2,341,878	2,341,274	2,339,965
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

Summary
The principal risks that could have a material adverse effect on our business, results of operations, financial condition or capital position include:
Risks Related to the Economic and Financial Environment

•	Deterioration of Japanese and global economic conditions and financial markets.

•	Declines in the value of our securities portfolio.

•	Changes in market rates or prices related to financial instruments.
Risks Related to Our Business

•	Failure to satisfy capital adequacy requirements.

•	Financial difficulties of counterparties and other financial institutions.

•	Adverse regulatory developments or changes in government policies.

•	Changes in the competitive environment around financial institutions and financial systems.

•	Adverse economic conditions affecting our customers and deterioration of their financial condition.

•	A significant downgrade of our credit ratings.

•	Challenges in achieving the goals of our business strategy.

•	Exposure to new risks as we expand the scope of our business.

•	Failure of our business strategies through our subsidiaries, affiliates and other business alliance partners.

•	Changes in the legal environment for the consumer finance industry.

•	The recoverability of deferred tax assets.

•	Declines in returns on our plan assets or revised actuarial assumptions for retirement benefits.

•	Insufficient liquidity.

•	Market price impact and dilution from sales of our shares by us.

•	Damage or failure of our information technology systems as a result of various incidents including cyberattacks.

•	Fraud, misconduct or other unlawful behavior by directors, officers and employees or third parties.

•	Exposure to Iran and other countries and targets that are subject to U.S. or other financial sanctions.

•	Natural disasters, terrorism, pandemics and other calamities.

•	Exposure to risks associated with environmental and social issues.

•	Inability of our risk management policies and procedures to adequately address unidentified or unanticipated risks.

•	Litigation and regulatory proceedings around the world.

•	Damage to our reputation.

•	Improper development, use or failure of our models.

•	Our failure to establish, maintain and apply adequate internal controls over financial reporting.

Risks Related to Owning Our Shares

•	Restrictions on U.S. investors’ ability to effect service of process on us or to enforce U.S. court judgments against us.
Risks Related to Owning Our ADSs

•	Limitations on rights of holders of our American Depositary Shares (“ADSs”) as shareholders.
Risks Related to the Economic and Financial Environment
We may be adversely affected if Japanese and global economic conditions and financial markets deteriorate.
Our financial condition and results of operations are materially affected by general economic conditions and financial markets in Japan and foreign countries, which would be influenced by various factors such as monetary policies taken by the Bank of Japan (“BOJ”) and other central banks, and fiscal policies, policies on financial markets, as well as related laws, regulations and agreements adopted by governmental authorities. Those factors include, for example, the increase of tariffs and other protectionist trade policies of countries including the U.S. Furthermore, geopolitical instability in various parts of the world, including the outbreak or escalation of hostilities or armed conflicts, and material changes in regional trade, economic or political unions or associations between countries could contribute to economic instability in those and other regions. Such regional economic instability could adversely affect Japanese and global economic conditions. Sources of heightened uncertainty include ongoing conflicts in Ukraine and the Middle East, economic and strategic tensions related to East Asia, and uncertainty regarding the upcoming U.S. presidential election.
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
Our equity securities portfolio mainly consists of equity instruments at fair value through other comprehensive income. The reported value of our equity instruments at fair value through other comprehensive income accounted for 2.1% of our total assets at March 31, 2024, approximately 75.6% of which were Japanese equity securities. This value depends mainly on prices of the instruments in the stock market. In addition, the reported value, and gross unrealized gains and losses of those equity instruments at fair value through other comprehensive income at March 31, 2024 are described in “Item 5.A. Operating Results—Financial Condition—Investment Securities.”
In recent years, we have been reducing our equity holdings of our customers’ shares (which we refer to as “equity holding investments” herein) in order to mitigate the impact of share price fluctuations on our financial base. Any further disposal by us of equity holding investments could in turn cause our customers to dispose of their equity holdings of investments in us, which could adversely affect the market price of our shares.
Changes in market rates or prices related to financial instruments could adversely affect our financial condition and results of operations.
We engage in trading and investing activities dealing with various kinds of financial instruments such as bonds, equities, currencies, derivatives and funds. For example, we have substantial investments in debt securities. At March 31, 2024, we had ¥8 trillion of Japanese government bonds classified as debt instruments at fair value through other comprehensive income, which accounted for approximately 2.7% of our total assets.
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
The minimum Common Equity Tier 1 risk-weighted capital ratio and minimum risk-weighted capital ratio applicable to us and SMBC have been 4.5% and 8% respectively since March 2015. Moreover, we are required to hold a capital conservation buffer to withstand future periods of stress and a countercyclical buffer as additional capital to reduce the buildup of systemic risk in periods and locations of excessive credit growth. The capital conservation buffer has been 2.5% since March 2019. As a result, taking the capital conservation buffer into account at March 2024, the total minimum Common Equity Tier 1 risk-weighted capital ratio has been 7%, and the total minimum risk-weighted capital ratio has been 10.5%. The countercyclical buffer is calculated as the weighted average of the buffers in effect in the jurisdictions to which we have credit exposure, with a maximum of 2.5% from March 2019.
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
G-SIBs
are also subject to a global standard for Total Loss-Absorbing Capacity (“TLAC”), which defines certain minimum requirements for total loss-absorbing capacity so that if
G-SIBs
fail, they will have sufficient loss absorbing and recapitalization capacity available in resolution. In November 2015, the FSB published the final TLAC standards (“FSB’s TLAC Standards”) and, in March 2019, the FSA published its regulatory guidelines and related documents for the implementation of the TLAC standards in Japan (“Japanese TLAC Standards”) which we are subject to as a
G-SIB.

Furthermore, under the FSA’s guidelines for the leverage ratio, which have been applied from March 31, 2019, banks and bank holding companies with international operations must maintain a leverage ratio of at least 3% on both a consolidated basis and a nonconsolidated basis for banks and on a consolidated basis for bank holding companies.
In June 2020, in light of the increasing impact of the
COVID-19
pandemic, the FSA published amendments to its guidelines for the leverage ratio, which mainly exclude deposits with the BOJ from the denominator for the calculation of the leverage ratio in order to maintain harmonization with the monetary policy implemented by the BOJ and the prudential regulations for banks and other financial institutions. These amendments came into effect in June 2020 and were scheduled to expire in March 2021, but the expiry date of these amendments was extended to March 2022, and extended again until March 31, 2024. On July 15, 2022, the FSA published amendments to its guidelines for the leverage ratio. Under the amended guidelines, the leverage ratio buffer requirement for
G-SIBs
in Japan took effect from March 31, 2023, while the finalized definition of the leverage ratio exposure measure took effect from March 31, 2024, except for banks that have notified the FSA that they wish to apply the amended requirements earlier. Furthermore, on November 11, 2022, the FSA published amendments to its guidelines for the leverage ratio, which provided that, effective from April 1, 2024 the minimum leverage ratio is increased from 3% to 3.15%, the minimum leverage-based TLAC ratio is increased from 6.75% to 7.10% and the leverage buffer applicable to
G-SIBs
is increased by 0.05%, while excluding amounts of deposits to the BOJ from the total exposure, taking into account exceptional macroeconomic conditions and other circumstances.
At March 31, 2024, on a consolidated basis, our total risk-weighted capital ratio, Tier 1 risk-weighted capital ratio and Common Equity Tier 1 risk-weighted capital ratio were 15.29%, 14.33% and 12.91%, compared to the minimum required ratios of 11.65%, 9.65% and 8.15%, respectively. Such minimum required ratios include the capital conservation buffer of 2.5%, the
G-SIB
capital surcharge of 1.0% and the countercyclical buffer of 0.15%.
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
We and SMBC have adopted the advanced internal rating-based (“IRB”) approach for measuring credit risk and the standardized approach by using the internal loss multiplier (“ILM”) for measuring operation risk. If the FSA revokes its approval of our implementation thereof or otherwise changes its approach to measure capital adequacy ratios, our and SMBC’s ability to maintain capital at the required levels may be adversely affected.
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
We are subject to the final Basel III reform, as implemented in Japan. See “Item 4.B. Business Overview—Regulations in Japan—Regulations Regarding Capital Adequacy and Liquidity—Capital Adequacy Requirement.”

If our or SMBC’s capital ratios or leverage ratios fall below required levels, the FSA may require us or SMBC to take a variety of corrective actions, including withdrawal from all international operations or suspension of all or part of our operations, which may indirectly affect our ability to fulfill our contractual obligations or may result in restrictions on our businesses. Failure to maintain capital levels under the capital buffer requirements under Basel III and the requirement for the
G-SIB
capital surcharge or leverage buffer requirements applicable to
G-SIBs
will result in restrictions on capital distributions, such as dividends, share buybacks, discretionary payments on Additional Tier 1 capital instruments and bonuses. In addition, some of our and SMBC’s domestic and overseas subsidiaries are also subject to local capital ratio requirements. Failure of those subsidiaries to meet local requirements may result in administrative actions or sanctions imposed by local regulatory authorities.
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
Regulatory reforms implemented by the Biden Administration or by a successor administration and Congress, or any other kind of significant regulatory developments could adversely affect our capital ratios and results of operations. For further details, see “Item 4.B. Business Overview—Regulations in Japan, Regulations in the United States, and Regulations in Other Jurisdictions.” Since changes in regulation or fiscal or other policies and their effects are unpredictable and beyond our control, we may not be able to comply with those changes at all times, despite our efforts, or may have to incur increased costs or make changes to our operations in order to do so. Any such failures to comply with those changes could result in administrative or judicial proceedings against us, including suspension of our business and financial penalties, which could materially and adversely affect our business, reputation, results of operations and financial condition.
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
Changes in the financial environment in Japan may also have a negative effect on the Japanese financial services industry. For example, changes in the monetary policy measures of the BOJ may significantly affect the businesses of commercial banks in Japan, including us. For further information on the BOJ’s monetary policy measures, see “Item 5. Operating and Financial Review and Prospects—Overview—Factors Affecting Results of Operation.”

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
We have substantial exposure to corporate customers in the following sectors: real estate and goods rental and leasing, manufacturing, transportation, communications and public enterprises, wholesale and retail, and services, including electric utilities, and to individual customers mainly through housing loans. The financial condition of those customers may be subject to changes in the industry-specific economic conditions, including, for example, fluctuations in the prices of oil, gas and other natural resources, as well as general economic conditions. In addition, adverse region-specific economic conditions or changes in economic conditions due to unexpected incidents such as pandemics, ongoing conflicts in Ukraine and the Middle East and collateral events could worsen our customers’ financial condition or could decrease the value of our collateral provided to us in such regions. As a result, we may be required to record increases in our allowance for loan losses.
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
The ratio of impaired loans and advances to the total loans and advances, both net of allowance for loan losses, were 0.7%, 0.7% and 0.8% at March 31, 2024, 2023 and 2022, respectively. For further information, see “Item 5.A. Operating Results—Financial Condition—Loans and Advances.”
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
As part of our business strategies, we have expanded and may continue to expand our businesses or our range of products and services beyond our core business, commercial banking. This could expose us to new risks, such as adverse regulatory changes, more competition or deterioration in the operating environments that affect those businesses, products and services. Some of those risks could be types with which we have no or only limited experience. As a result, our risk management systems may prove to be insufficient and may not be effective in all cases or to the degree required.
In accordance with our strategy to further increase our presence in the international financial markets, we may continue to expand the scale of our overseas businesses, especially in emerging economies, notably Asian countries and regions. The expansion of our overseas businesses may further increase our exposure to risks of adverse developments in foreign economies and markets, including interest rate and foreign exchange rate risk, regulatory risk, political risk and the risk that foreign assets and capital located in Russia could be seized or nationalized by the Russian government, which has been elevated since the commencement of Russia’s aggression against Ukraine. Our overseas expansion also exposes us to the compliance risks and the credit and market risks specific to the countries and regions in which we operate, including the risk of deteriorating conditions in the credit profile of overseas borrowers.

Failure of our business strategies through our subsidiaries, affiliates and other business alliance partners could negatively affect our financial condition and results of operations, including impairment losses on goodwill or investments.
Aligned with our business strategies, we have made and may undertake acquisitions of subsidiaries, investments in affiliates and other business alliance partners, and reorganization within SMBC Group companies. It is uncertain whether we will receive the expected benefits from those business strategies, due to any adverse regulatory changes, worsening of economic conditions, increased competition or other factors that may negatively affect the related business activities. Furthermore, unanticipated costs and liabilities may be incurred in connection with those business strategies, including liabilities from the claims related to the businesses prior to our business alliances, and cost from actions by regulatory authorities.
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
Changes in the legal environment have severely and adversely affected the business performance of consumer lending and credit card companies. We have exposures to the risks specific to the consumer finance industry through our subsidiaries, including Sumitomo Mitsui Card Company, Limited (“Sumitomo Mitsui Card”), which merged with SMBC Finance Service Co., Ltd. on April 1, 2024, and SMBC Consumer Finance Co., Ltd. (“SMBC Consumer Finance”).
Consumer lending and credit card companies had offered unsecured personal loans, which included loans with so-called
“gray zone” interest in excess of the maximum rate prescribed by the Interest Rate Restriction Act (ranging from 15% to 20%) up to the 29.2% maximum rate permitted under the Act Regulating the Receipt of Contributions, Receipt of Deposits and Interest Rates (“Contributions Act”). However, amendments to laws regulating moneylenders, which increased the authority of government regulators, prohibited gray zone interest and introduced an upper limit on aggregate credit extensions to an individual by moneylenders at one-third
of the borrower’s annual income, were promulgated in 2006 and became fully effective in June 2010. After the promulgation of such amendments, Sumitomo Mitsui Card, SMBC Consumer Finance and other companies engaged in related business reduced their interest rates on loans in preparation for the prohibition of gray zone interest. As a consequence, margins earned by those companies, as well as the amounts of loans extended, decreased.
In addition, as a result of court decisions unfavorable to those companies, claims for refunds of amounts paid in excess of the applicable maximum allowed rate by the Interest Rate Restriction Act have continuously occurred. Although Sumitomo Mitsui Card, SMBC Consumer Finance and other subsidiaries each recorded a provision for claims for refunds of gray zone interest on loans, we may be required to recognize additional losses if such provisions are determined to be insufficient, and the additional losses could have an adverse effect on our results of operations and financial condition.

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
In all aspects of our business, we use information technology systems to deliver services to and execute transactions on behalf of our customers as well as for back-office operations. We therefore depend on the capacity and reliability of the electronic and information technology systems supporting our operations. We may encounter service disruptions in the future, owing to failures of these information technology systems. Our information technology systems are at risk of being damaged or failing as a result of quality problems, human errors, natural disasters, power losses, sabotage, acts of terrorism, cyberattacks, malicious use of emerging technologies such as artificial intelligence (“AI”) and similar events.
In particular, cybersecurity risks for financial institutions have significantly increased in recent years. This is partly because of the continuous introduction of new technologies and the use of the internet and telecommunications technologies as well as the elaboration of the cyberattacks, which include computer viruses, malicious code such as ransomware, phishing and other forms of social engineering or other security breaches. Geopolitical tensions may also increase the risk of cyberattacks from foreign governments and state-sponsored actors, for example, cyberattacks in retaliation against the sanctions imposed by the international community caused by Russia’s aggression against Ukraine. As we rely on information technology systems in our business and our receipt and handling of confidential personal information from our customers, any impairment, compromise or destruction of such systems may interfere with, or temporarily prevent us from, continuing our operations. In addition, we also face indirect cybersecurity risks relating to our customers and other third parties, including counterparties in the financial services industry and financial data aggregators. As a result of increasing consolidation, interdependence and complexity of financial entities and technology systems, a technology failure or cyberattack could have a material impact on counterparties or other market participants, including us. Any third-party technology failure or cyberattack could adversely affect our ability to execute transactions or deliver services to our clients effectively. For example, vulnerabilities in third-party technology systems may increase the risk that our information technology systems are exposed to cyberattacks.
Accordingly, we have taken steps to protect information technology systems from these risks, including by establishing data recovery capability and functionality, and to address contingencies that could arise in the event of a major disruption of services. Particularly, we have adopted our “Declaration of Cybersecurity Management” in order to further strengthen our cybersecurity capabilities. In this declaration, our management recognizes cybersecurity as a major management issue and takes a leadership role in implementing measures such as allocating appropriate resources based on discussions at the meetings of the Management Committee and the board of directors, establishing a special department and manual for emergencies and enhancing security measures for our services including internet banking services.
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
In recent years, the U.S. government implemented a number of sanctions targeting
non-U.S.
persons for activities undertaken outside the United States (“secondary sanctions”) that involve specific sanctions targets or certain activities including, among other things, certain transactions related to Iran’s energy, petrochemical, shipping and shipbuilding sectors. Pursuant to the July 14, 2015 Joint Comprehensive Plan of Action (“JCPOA”) agreed to by the five permanent members of the United Nations Security Council plus Germany and Iran, with the European Union, on January 16, 2016 (“Implementation Day”), the United States lifted U.S. nuclear-related secondary sanctions targeting Iran. Even after Implementation Day, certain secondary sanctions remained in effect, including those targeting significant transactions involving Iranian or Iran-related Specially Designated Nationals and Blocked Persons (“SDNs”). However, in 2018, the United States terminated its participation in the JCPOA. At November 5, 2018, following the conclusion of certain “wind-down” periods, all U.S. sanctions (both primary and secondary) that had been waived or lifted under the JCPOA have been re-imposed
and are fully effective, and additional sanctions were put into place in 2019 and 2020. While the parties to the JCPOA have engaged in negotiations concerning a possible return to the agreement by the United States, as of June 27, 2024, all such sanctions remain in effect. In accordance with applicable laws and regulations, SMBC intends to provide certain services, including settlement services in connection with customers’ trade transactions between Japan and Iran, to the extent that such activities are permissible under U.S. secondary sanctions. For more details of relevant laws and regulations, see “Item 4.B. Business Overview—Regulations in the United States—Laws Prohibiting Money Laundering and Terrorist Financing.”
In addition, the U.S. government and authorities in several other jurisdictions, including the European Union, the United Kingdom, Japan, Canada, and Australia, have imposed significant sanctions and export control measures targeting Russia in response to Russia’s aggression against Ukraine in February 2022. In broad terms, the U.S. restrictions enacted to date include: territorial embargoes on the Donetsk People’s Republic and Luhansk People’s Republic regions of Ukraine, prohibitions on trade in certain goods and services between the United States and Russia and new investment in Russia by U.S. persons, asset blocking sanctions on a number of Russian individuals and entities, restrictions on transactions involving certain Russian financial institutions and Russia’s Central Bank, National Wealth Fund, and Ministry of Finance, and restrictions on dealing in Russian sovereign debt and debt or equity of certain Russian companies. On December 22, 2023, President Biden issued Executive Order 14114, which authorizes the imposition of sanctions on
non-U.S.
financial institutions that engage in significant transactions involving persons sanctioned by the U.S. government for operating in the technology, defense and related materiel, construction, aerospace, or manufacturing sectors of the Russian Federation economy or involving Russia’s military-industrial base. On June 12, 2024, the U.S. Treasury Department announced that it was broadening the definition of Russia’s military-industrial base to include all persons blocked pursuant to Executive Order 14024, meaning that
non-U.S.
financial institutions risk being sanctioned for conducting or facilitating significant transactions, or providing any service, involving such blocked persons. Additional or expanded sanctions may be imposed in the future. The 2022 and 2023 Russia-related sanctions are in addition to sanctions previously enacted by the U.S. government and other authorities in response to Russia’s 2014 annexation of Crimea, including those under the U.S. Ukraine-/Russia-Related Sanctions Regulations, the U.S. Ukraine Freedom Support Act of 2014, as amended, and “sectoral” sanctions on the financial, energy and defense sectors of the Russian economy.

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
In February 2021, in response to the coup in Burma, President Biden issued Executive Order 14014, authorizing the imposition of targeted sanctions against individuals and entities in Burma. Pursuant to the order, OFAC has added to the SDN List a number of individuals involved in or supporting the coup, family members of such individuals, as well as Burmese state-owned gem, pearl, oil, and lumber enterprises, state holding companies, and certain state-owned banks. If additional sanctions are imposed, it is possible that they could have an adverse impact on the operations of SMBC’s branch in Yangon or on our customers’ business involving entities in Burma.
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
Our business operations are subject to the risks of natural disasters, terrorism, pandemics, blackouts, geopolitical incidents and other calamities, any of which could impair our business operations. Despite our preparation of operation manuals and other backup measures and procedures, such calamities could cause us to suspend operations and could adversely affect our businesses, financial condition and results of operations. Large-scale calamities such as the Great East Japan Earthquake of March 2011, the Coronavirus disease 2019
(COVID-19)
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
We are exposed to risks associated with environmental and social issues.
Risks associated with environmental and social issues are subject to increasing societal, regulatory and political focus in Japan and globally. Environmental and social risks, which we define as climate-related risks, nature-related risks and human rights risks, can become drivers of risk that transmit to other categories of risk affecting us as a financial institution, such as credit risk, operational risk, and reputational risk.

Climate-related risks include the physical risks of climate change and risks from the transition to a decarbonized society. In order to address these risks, we have begun efforts to strengthen our climate change scenario analysis and consider countermeasures at the management level. These proposed countermeasures are reported to the Management Committee, risk committee and sustainability committee as internal committees of the board of directors. However, these efforts may not be successful, and even if they are undertaken successfully, they may not be sufficient. In such a case, they may lead to an adverse effect on our financial condition and results of operations.
Physical risks of climate change arise from a number of factors and relate to specific weather events, such as large-scale typhoons. As a result of climate change, the intensity and frequency of extreme weather events have increased. Despite our preparation of operation manuals and other backup measures and procedures, a large-scale disaster due to extreme weather conditions could damage our branches and cause harm to employees, interfering with our business continuity. Large-scale disasters, as well as longer-term changes in weather, temperature and rainfall patterns, could also adversely affect the financial condition and creditworthiness of our customers or the value of properties pledged as collateral, resulting in an increase in our credit costs. In addition, our operating income and values of assets held may decrease due to instability in financial markets, which could also adversely affect our ability to raise financing.
There are also risks from the transition to carbon neutrality and a decarbonized society. For example, due to changes in climate change policies and regulation, technological innovation to address climate change and evolving market conditions, our customers in sectors that are deemed to contribute significantly to climate change may experience declines in the value of their assets (i.e., asset stranding). In addition, our customers’ financial condition and performance could be adversely affected by increasing costs associated with climate change response measures, which could result in an increase in our credit costs.
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
Nature-related risks are concerned with potential threats arising from our dependence and influence on nature. For example, damage to natural capital such as plants, animals, air, water and soil, and loss of biodiversity may have adverse consequences such as contributing to the intensity of natural disasters and food insecurity, which could lead to disruptions in economic conditions and financial markets or a deterioration in the financial condition of our customers.

In order to address these risks, we have considered countermeasures at the management level. These proposed countermeasures are reported to the Management Committee, and risk committee and sustainability committee as internal committees of the board of directors. Furthermore, there is a growing awareness among investors and other stakeholders of the financial risks from damage to natural capital and loss of biodiversity. Due to our awareness of this issue, we have participated in the international alliance “Task Force on Nature-related Financial Disclosures Forum” in January 2022, in order to be engaged in the establishment of the risk management and disclosure framework and to proactively disclose relevant information. Nevertheless, such efforts may be perceived as insufficient by investors and other stakeholders. In such cases, the market price of our shares and/or the environment for our capital raising activities may be negatively affected. Furthermore, damage to natural capital and loss of biodiversity may have adverse consequences such as contributing to the intensity of natural disasters and food insecurity, which could lead to disruptions in economic conditions and financial markets or a deterioration in the financial condition of our customers. The occurrence of such environmental scenarios, in addition to the risks of climate change, could adversely affect our business, results of operations and financial condition.
Human rights risks arise from violations of the human rights of stakeholders, including employees of SMBC Group companies, and our customers and our suppliers. We strive to fulfill our responsibility to respect the human rights of all stakeholders. In line with international human rights frameworks such as the United Nations Guiding Principles on Business and Human Rights, we are committed to addressing human rights issues, including through measures such as conducting human rights due diligence in order to identify, prevent and mitigate the negative impact of our business activities on human rights. However, if our due diligence efforts turn out to be insufficient, or SMBC Group companies, our customers or our suppliers are unable to comply with laws and regulations relating to human rights in the regions in which we or they operate, we could face legal and regulatory penalties and sanctions, and any association with known or potential human rights violators, including third parties, could cause reputational harm to our business.
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
The SMBC Group takes the administrative actions of the FSA and the decision of the Court extremely seriously and has been striving to implement improvement measures to address the issues identified in the FSA administrative order. It is also taking steps to prevent the reoccurrence of similar violations on a company-wide basis to restore the trust of our customers and other stakeholders. Progress is in line with the plan, with the effectiveness verification of each improvement measure completed by internal audit and external lawyers, and no significant issues have been found. The SMBC Group will undertake further initiatives to ensure the improvement measures become embedded. However, despite efforts to implement remediation measures that address the concerns identified in the FSA orders, there is no guarantee that the FSA will consider the proposed measures and our implementation progress to be satisfactory, or that additional deficiencies will not be uncovered in the process, and it is possible that additional sanctions may be imposed on us or our group companies in the future. In addition, we and our group companies have experienced and may continue to experience reputational harm as a result of these regulatory and legal actions, which have resulted and may continue to result in reduced business opportunities with current and prospective clients.
Moreover, SMBC and some of its subsidiaries contribute or used to contribute to financial benchmarks such as the Tokyo Interbank Offered Rate (“TIBOR”) for certain specific currencies. These benchmarks are or were referenced in jurisdictions in which we operate and do not operate. An adverse regulatory decision, judgment or ruling in investigation, litigation and regulatory proceedings that we face or may face, including in jurisdictions we do not operate in, could have a material adverse effect on our business, results of operations and financial condition.
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
As a New York Stock Exchange (“NYSE”)-listed company and a registrant with the U.S. Securities and Exchange Commission (“SEC”), under section 404 of the U.S. Sarbanes-Oxley Act of 2002 our management is required to assess the effectiveness of our internal control over financial reporting and disclose whether such internal controls are effective. Our independent registered public accounting firm has to conduct an audit to evaluate and then render an opinion on the effectiveness of our internal control over financial reporting. The FIEA also requires companies listed on a Japanese stock exchange, such as us, to file, together with their annual securities reports required by the FIEA, audited internal control reports assessing the effectiveness of their internal controls over financial reporting.
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
Information Concerning the Principal Capital Expenditures and Divestitures
In November 2021, we acquired a 74.9% equity interest in Fullerton India Credit Company Limited (“Fullerton India”) for ¥230 billion, which became our subsidiary. Fullerton India has a pan-India
distribution network and offers unsecured loans and loans against property to mainly small and medium-sized
enterprises and individual customers. Fullerton India changed its name to SMFG India Credit Company Limited on May 11, 2023. Subsequently, on March 6, 2024, we acquired the remaining 25.1% equity interest in SMFG India Credit Company Limited for ¥103 billion and made it our wholly owned subsidiary.
Public Takeover Offers
Not applicable.
Available Information
The SEC maintains a website at
https://www.sec.gov
that contains reports and proxy information regarding issuers that file electronically with the SEC. Some of the information may also be found on our website at
https://www.smfg.co.jp/english/.

4.B. BUSINESS OVERVIEW
Overview
We are the holding company for the SMBC Group. The SMBC Group is comprised of SMBC, SMBC Trust Bank Ltd. (“SMBC Trust Bank”), Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”), SMBC Nikko Securities Inc. (“SMBC Nikko Securities”), Sumitomo Mitsui Card Company, Limited (“Sumitomo Mitsui Card”), SMBC Consumer Finance Co., Ltd. (“SMBC Consumer Finance”), The Japan Research Institute, Limited (“The Japan Research Institute”), Sumitomo Mitsui DS Asset Management Company, Limited (“SMDAM”) and other subsidiaries and affiliates. We are one of the three largest financial groups in Japan and offer a diverse range of financial services, including commercial banking, leasing, securities, consumer finance and other services. See “Item 4.C. Organizational Structure.”
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
We define sustainability as “creating a society in which today’s generation can enjoy economic prosperity and well-being, and pass it on to future generations.” Furthermore, our current medium-term management plan “Plan for Fulfilled Growth” contains the core policy of “Create Social Value,” whereby we strive to lead the resolution of social issues and balance economic growth at the same time. Measures for the realization of SMBC Group-wide sustainability and creating social value are subject to discussion at the Management Committee level. In addition, specific contents of our sustainability measures are deliberated upon and determined by the Corporate Sustainability Committee, which is chaired by the Group Chief Executive Officer (“CEO”). In order to strengthen these measures, the position of the Group Chief Sustainability Officer (“CSuO”), which was established in April 2021 as part of the group CxO framework, oversees and promotes our sustainability-related initiatives. Under the guidance of the Group CSuO, the Sustainability Planning Department, the Sustainability Development Department and the Sustainable Solution Department (each housed within the Sustainability Division for Fulfilled Growth, established as the Sustainability Division in April 2022 and renamed in April 2024) plan and promote SMBC Group-wide sustainability measures and businesses. Furthermore, we have incorporated qualitative and quantitative indicators related to ESG initiatives into executive compensation schemes to accelerate sustainability management. In addition, we have established a capability training framework which enables each employee to acquire the knowledge necessary to contribute to the realization of our sustainability initiatives. We continue to improve our employees’ sustainability literacy.
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
SMBC Group Environmental and Social Framework
We have established the “SMBC Group Environmental and Social Framework” in order to articulate our comprehensive stance on the environment and society and contribute to realizing a sustainable society. This framework unifies our internal policies and rules regarding the environment and society, and was established after deliberation by the Management Committee. It is proactively reviewed on an ongoing basis in light of the revision or abolition of specific policies, rules, or procedures, deliberations by the sustainability committee or other bodies, changes in the external environment surrounding our business activities, and the results of regular reviews conducted annually (in principle) as part of internal audit.
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
In addition, we disclose our cross-sectoral and cross-business policies which define categories of businesses to which we will not provide support, and also, policies for specific businesses and sectors listed below, which are considered to have a high risk of significantly impacting on the environment or society.

•	Coal-fired power generation

•	Biomass energy generation

•	Hydroelectric power generation

•	Oil and gas

•	Coal mining

•	Tobacco manufacturing

•	Nature conservation areas

•	Palm oil plantation development

•	Deforestation

•	Manufacturing of cluster bombs and other weapons of destruction
For example, we have determined not to provide support for newly planned or expansions of coal-fired power plants, and thermal coal mining projects, and not to support businesses in those sectors past certain maturity dates. Moreover, among companies whose main businesses are coal-fired power generation, thermal coal mining or associated infrastructure development, we will not provide support to those that do not have any existing transactions with us, including but not limited to lending. The policies have been introduced in SMBC, SMBC Trust Bank, SMFL and SMBC Nikko Securities. We continue to engage with customers and various other stakeholders while regularly considering the need to revise our financing policies as necessitated by the operating environment.
Priority Issues
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
Environment.
In addition to internal initiatives, we support customer efforts to decarbonize and to become nature positive. Concerning our efforts to conserve natural capital and address climate change specifically, see “—SMBC Group’s Response to Climate Change” and “—Initiatives to Conserve Natural Capital” in this section for further information.

DE&I/Human Rights.
Talent is an important asset for financial institutions. We strive to build a virtuous circle in which diligent and highly motivated employees take on the challenge of creating new social value. We promote initiatives, both internally and with our customers, to respect human rights as a financial institution connecting various regions and industries. For more details of our initiatives on these priority issues, see “—Initiatives Regarding Respect for Human Rights” and “—Human Capital Investment” in this section.
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
In addition, we are a member of the
Net-Zero
Banking Alliance, an international banking initiative aiming to achieve net zero emissions, and the Net Zero Asset Managers Initiative, a net zero initiative for asset managers. We are also involved in global discussions and the creation of various types of guidance to realize a decarbonized society. Furthermore, we have endorsed the recommendations of the Task Force on Climate- related Financial Disclosures (“TCFD”) since December 2017 and promote information disclosure in line with the TCFD recommendations.
We set a target to achieve net zero GHG emissions across our overall investment and loan portfolio by 2050 in line with the goals of the Paris Agreement, as well as in SMBC Group-wide operations by 2030. In order to achieve this target, we have been implementing specific measures and targets to facilitate the transition to a decarbonized society, reduce climate-related risks and capture growth opportunities. For further information, see “—Strategy—Net Zero Transition Plan.”
Strategy
Awareness of Risks
We organize the transmission channels of climate change risk into physical and transition risks. We conduct climate scenario analysis for sectors that are expected to experience large impacts from climate change, quantify the financial impacts, and calculate portfolio GHG emissions. We share the risk awareness obtained through these processes and reflect it in our strategies. We have identified climate change risk as one of our Top Risks, which are risks that threaten to significantly impact management, and conducted scenario analyses of physical and transition risks while also introducing policies on businesses and sectors that are likely to have a significant impact on climate change. See “Item 3.D. Risk Factors—Risks Related to Our Business—We are exposed to risks associated with environmental and social issues.”

Physical risks consider how acute meteorological phenomenon and chronic climate change can directly damage physical assets or otherwise impact their value or productivity. The progress of global warming may lead to an increase in acute natural disasters such as typhoons and floods, and chronic climate changes such as an increase in precipitation due to a rise in average temperature. Accordingly, there are risks that we become unable to continue our business operations due to a disaster that strikes our head office or branch offices and a risk of increased costs due to disaster countermeasures and damage restoration. In addition, there are risks such as an increase in our credit costs and a decrease in deposits associated with a deterioration in customer performance and collateral damage due to natural disasters. Moreover, our operating income and values of assets held may decrease due to instability in financial markets, which could also adversely affect our ability to raise financing.
Transition risks consider how strengthening of policies, laws and regulations and changes in technologies and markets can lead to changes in the value of assets, commodities and companies. The transition to a decarbonized society is resulting in a push for tighter regulations at the national and international levels, including stricter carbon emission targets and carbon tax schemes, and may also promote transformation in the industrial structure due to the introduction of new technologies and energy sources and changes in consumer preferences. An increase in carbon emission control costs and changes in the supply and demand balance for products and services cause a deterioration in customer performance due to a revenue decline and impairment of existing assets for some customers, and as a result, there is a risk of an increase in our credit costs. Furthermore, it may be necessary to review our business strategies such as our financing policy for specific businesses and sectors. Companies are required to take measures such as business model transformation and carbon emission reduction that are appropriate for a decarbonized society. Growing demand for disclosure from stakeholders and efforts to address climate change are becoming one of the criteria for evaluation of companies. Lack of efforts to address climate change and delays in responding to demand for information disclosure may lead to a deterioration of our reputation, and, as a result, there is a risk of deterioration in our funding environment.
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
Thus, we recognize there will be increasingly more opportunities for financial institutions like us to provide finance-related services. In addition, when transitioning to a decarbonized society, companies will be expected to address both economic values and social values. Thus, we will see more opportunities to provide our corporate customers with advice for their management issues.
Net Zero Transition Plan
We aim to achieve net zero for our own greenhouse gas emissions by 2030, and for our entire loan and investment portfolio by 2050. Our “Net Zero Transition Plan” (“Transition Plan”) is a systematized series of goals and actions to achieve net zero emissions. By executing the Transition Plan, we strive to reduce transition risks facing us and our customers and expand growth opportunities associated with decarbonization. See “Item 3.D. Risk Factors—Risks Related to Our Business—We are exposed to risks associated with environmental and social issues.”
In the Transition Plan, we set implementation and engagement strategies to expand growth opportunities associated with mitigating transition risks and decarbonization as follows:
Implementation Strategy.
Through expanding our decarbonization products and services to customers and the scope of risk analysis, enhancement of policies and phase-out
strategies for specific business sectors, sophistication of portfolio management and advancement of credit management, we strengthen our risk analysis and management and work on the reduction of our GHG emissions. In addition, we accelerate the promotion of new initiatives matching customer needs that evolve continuously such as the development of decarbonization solutions, co-creation
of decarbonization businesses and expansion of sustainable finance. Further, we aim to expand and refine the scope of portfolio GHG emission calculation/target setting and develop indicators that incorporate the impact on the real economy.
Engagement Strategy.
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
On April 3, 2023, we published the “SMBC Group 2023 TNFD Report,” which illustrated our stance on natural capital. In the report, we explain the direction of our initiatives in relation to natural capital by identifying the risks and opportunities based on an analysis of the relationship between our businesses and natural capital, as well as areas of particular emphasis, that is conducted in line with the framework of the TNFD. We strive to enhance our initiatives and disclosure regarding natural capital in order to support the world to become nature positive.
Initiatives Regarding Respect for Human Rights
We commit to understand and respect internationally recognized human rights, such as the International Bill of Human Rights and the ILO Declaration on Fundamental Principles and Rights at Work at a minimum. We also work to respect human rights based on international standards such as the United Nations Guiding Principles on Business and Human Rights, the OECD Guidelines for Action on Multinational Enterprises, and the ILO MNE Declaration on Multinational Enterprises. We consider the impact of our business activities, including our supply chain, on the human rights of our customers, our employees and other stakeholders. We also respect human rights throughout all our business activities based on due diligence in order to identify, prevent and mitigate the negative impact of our business activities on human rights. For example, we published our “Statement on Human Rights” and “Sustainable Procurement Policy” to protect and respect human rights in accordance with international human rights standards, and work to prevent complicity in human rights violations.
Human Capital Investment
In addition to changes in the management and business environment, employee values have become more diverse due to generational changes in business leaders, promotion of women’s empowerment, and the growth of experienced hire recruitment. In order to continue being a place where diverse employees can gather, grow and play active roles, in our “SMBC Group Talent Policy,” which was established in April 2023, we clearly state “what we want our employees to be” and our “Employee Value Proposition.” Our employees are expected to “carry out their responsibilities as professionals,” “respect others and pursue the best results as a team,” and “carry on, stay bold even if challenging.” We provide an environment in which they can express their individuality, opportunities to contribute to customers and society by leveraging our business foundations, and support for career development and growth.
In accordance with the “SMBC Group Talent Policy,” we aim to advance measures that contribute to “Creating human resources portfolio that supports our strategy,” “Supporting employee growth and wellbeing” and “Maximizing team performance” for all employees in order to maximize human resources capabilities through group and global human capital management. Maximizing human resource capabilities and realizing both management strategy and employees’ aspirations will lead to achieving our management philosophy, together with the creation of both economic and social values.
Creating a Human Resources Portfolio that Supports Our Strategy
To create human resources portfolio that supports our strategy, including our medium-term management plan, we are reallocating our human resources and proactively hiring new employees.
As our business in the global market is driving the growth of SMBC Group, we provide various opportunities to our employees, regardless of where they are hired, including working experience at the headquarters and joint training in Tokyo so that we enhance our competitiveness through deep understanding of diversity and the strategies of the entire SMBC Group.
We have established succession plans for each key management position and we are strategically promoting and training candidates for these positions. In order to cultivate the skills necessary for management personnel, we are providing the candidates with opportunities to acquire group management perspectives and create networks among SMBC Group companies, through transfers or personnel exchange programs across the SMBC Group.
Supporting Employee Growth and Wellbeing
To support employees’ independent career development, our internal job posting allows employees to take on new challenges by applying for jobs and posts within SMBC Group companies. We also focus on career education. For example, we provide career training programs divided by age group and opportunities for consultation across SMBC Group companies. In addition, we allocate budget and human resources to unique business ideas that support our growth and provide an environment where their potential can be fully realized.
Several of our subsidiaries have issued a “Health and Productivity Management Declaration” and are working to create a safe and healthy work environment to maximize employee performance.

Maximizing Team Performance
We position diversity, equity and inclusion (“DE&I”) as our growth strategy. We aim to provide customers with greater value by enabling employees with diverse backgrounds to maximize their capabilities and thus enhance our team performance. Furthermore, we have established Diversity, Equity and Inclusion Committee, chaired by the Group CEO, where CEOs of several of our subsidiaries serve as members in order to promote DE&I. Under the commitment of top management, the committee sets key performance indicators for DE&I, oversees efforts to promote diversity across the entire SMBC Group, and discusses medium-to-long-term
measures.
We conduct regular organization-wide employee surveys to visualize the state of engagement of the organization and employees and utilize the survey results to improve the organization. We also aim to enhance employee engagement and performance through one-on-one
dialogues arranged on a regular basis with supervisors.
To further foster our employees’ engagement in the management of the SMBC Group, we consider employee interaction with our top management to be indispensable. We provide employees with opportunities to have dialogues with our top management through corporate seminars, lunch meetings, and various key training sessions.
Description of Operations and Principal Activities
Wholesale Business Unit
The Wholesale Business Unit provides comprehensive solutions primarily for corporate clients in Japan that respond to wide-ranging client needs in relation to financing, investment management, risk hedging, settlement, M&A and other advisory services, digital services and leasing services. This business unit mainly consists of the wholesale businesses of SMBC, SMBC Trust Bank, SMFL, SMBC Nikko Securities and Sumitomo Mitsui Card.
Financing and Investment Management
The Wholesale Business Unit provides financing services that include bilateral loans, syndicated loans, commitment lines, structured finance, project finance, nonrecourse loans to and investments in corporate customers directly or through private equity funds, securitization, debt and equity underwriting and corporate bond trustee and registrar services.
The Wholesale Business Unit also provides investment management services such as deposits and investment trusts. In addition, this business unit offers a wide range of securities products to corporate clients through SMBC and SMBC Nikko Securities.
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

In addition, this business unit provides comprehensive settlement services including credit card issuing, merchant acquiring, collection outsourcing and factoring services for corporate customers through Sumitomo Mitsui Card.
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
companies and small and
medium-sized
enterprises. For example, this business unit provides tailor-made solution proposals, corporate digital platform services, cashless payments and online business matching services.
Leasing
The Wholesale Business Unit provides a wide range of leasing services including equipment, operating and leveraged leasing mainly through SMFL, one of the major leasing companies in Japan. We have a 50% equity interest in SMFL while the remaining 50% is held by Sumitomo Corporation (“Sumitomo Corp”), a non-affiliate,
which makes SMFL our joint venture with Sumitomo Corp.
Retail Business Unit
The Retail Business Unit provides financial services to consumers residing in Japan and mainly consists of the retail businesses of SMBC, SMBC Trust Bank, SMBC Nikko Securities, Sumitomo Mitsui Card and SMBC Consumer Finance. This business unit offers a wide range of products and services for consumers, including wealth management services, settlement services, consumer finance and housing loans, in order to address the financial needs of all individual customers.

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
Settlement
The Retail Business Unit conducts credit card, installment and transaction businesses and provides customers with secure and convenient payment methods and offer a variety of settlement and finance services to meet diverse customer needs through Sumitomo Mitsui Card.
Sumitomo Mitsui Card is a leading company in Japan’s credit card industry, having introduced the Visa brand into the Japanese market, and issues a variety of affiliated credit cards in cooperation with partners including, but not limited to, railway companies, airline companies, department stores and online retailers to satisfy both these partners’ and cardholders’ needs. Sumitomo Mitsui Card, together with GMO Payment Gateway, Inc. and Visa Worldwide Japan, Co., Ltd., also provides a next generation payment platform that enables one-stop
support for multiple payment methods on a single device. Sumitomo Mitsui Card conducts credit card, installment (such as shopping credit and automobile loans) and solution (such as collection outsourcing and factoring) businesses.
SMBC and Sumitomo Mitsui Card are leveraging their strengths to address cashless payment needs and integrate marketing and business operations.
On April 1, 2024 Sumitomo Mitsui Card merged with SMBC Finance Service Co., Ltd. (“SMBC Finance Service”), which had been Sumitomo Mitsui Card’s wholly owned subsidiary and conducted credit card, installment (such as shopping credit and automobile loans) and solution (such as collection outsourcing and factoring) businesses. This merger was made for the purpose of enhancing the overall strength of the companies and accelerating our group’s initiatives for cashless payment strategy to address all payment needs of both consumers and merchants.
Consumer Finance
The Retail Business Unit offers a variety of consumer loan products including unsecured card loan products mainly through SMBC, SMBC Consumer Finance and Sumitomo Mitsui Card to meet the wide range of individual customers’ demand for funds. Also, SMBC Consumer Finance guarantees certain consumer loans made by SMBC and other financial institutions.
On April 1, 2023, Sumitomo Mitsui Card acquired all shares of SMBC Mobit Co., Ltd. from SMBC Consumer Finance and made a wholly owned subsidiary and subsequently, on July 1, 2023, Sumitomo Mitsui Card merged with SMBC Mobit Co., Ltd. This reorganization was made in anticipation of a merger to strengthen our response to the settlement driven financing needs associated with customer purchases, which are expected to continue to grow along with the growth of the cashless market in Japan.

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
The Retail Business Unit operations are mainly conducted through a large and well developed branch network. We had a domestic network consisting of 455 SMBC branch offices, 26 SMBC Trust Bank branch offices, 107 SMBC Nikko Securities branch offices and 447 SMBC Consumer Finance staffed and unstaffed branch offices at March 31, 2024. For the convenience of individual customers, some SMBC branches operate on weekday evenings and provide wealth management services through arranging consultation sessions on weekends and national holidays. Further, consumer loan promotion offices of SMBC offer housing loan consultation on weekends and national holidays.
The Retail Business Unit also operates an extensive network of ATMs in Japan. SMBC offers its customers’ access to ATMs, some of which are SMBC’s ATMs and the majority of which are ATMs made available through arrangements with other ATM providers such as convenience store chains. At March 31, 2024, the number of SMBC’s ATMs was 4,002. In addition, SMBC Consumer Finance offers its customers’ access to 924 automatic contract machines and ATMs at March 31, 2024.
This business unit also offers internet banking services for consumers. At March 31, 2024, SMBC’s internet banking services had approximately 21 million registered users. The users are able to transfer funds, perform balance inquiries, make time deposits and foreign currency deposits, and buy and sell investment trusts over the internet with smartphones and computers.
Moreover, in the credit card business, there are approximately 36 million card holders of Sumitomo Mitsui Card and SMBC Finance Service at March 31, 2024.
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
The Retail Business Unit promotes digitalization in a variety of areas, including the promotion of the use of debit cards and credit cards that address cashless payment needs, a smartphone application that allows our customers to easily and seamlessly view information on transactions with SMBC and Sumitomo Mitsui Card, and an automated chat service utilizing artificial intelligence. In March 2023, we launched a new digital financial service allowing retail customers to seamlessly access various financial services such as banking services, payment services, finance services, securities services and insurance services through our smartphone application. As a complement to the digital channels, SMBC is developing the “STORE,” which is a new kind of physical store branch, where customers can handle day-to-day
procedures at their convenience, operated by a small number of staff in easily accessible business locations. At the “STORE,” customers can handle various procedures, such as updating their bank account information, by using devices which are connected to our call center during extended hours, including weekday evenings, weekends and national holidays. We also provide financial consultation services including wealth management services at the “STORE.”
Global Business Unit
The Global Business Unit supports the global businesses of a diverse range of clients, such as Japanese companies operating overseas, non-Japanese
companies, financial institutions, government agencies, public corporations and retail clients of various countries. This business unit mainly consists of the global businesses of SMBC, SMBC Trust Bank, SMFL, SMBC Nikko Securities and their foreign subsidiaries. At March 31, 2024, we have global network of 151 overseas offices.
Banking Business
The Global Business Unit provides a variety of tailored products and services to meet customer and market requirements, including loans, deposits, clearing services, trade finance, project finance, loan syndication, derivatives and global cash management services.
SMBC seeks to meet customers’ needs globally, together with the network of SMBC’s foreign banking subsidiaries such as SMBC Bank International plc, Sumitomo Mitsui Banking Corporation (China) Limited, PT Bank BTPN Tbk, SMBC MANUBANK (which changed its corporate name from Manufacturers Bank in November 2023), SMBC Bank EU AG, SMFG India Credit Company Limited and foreign banking associates, including The Bank of East Asia, Limited, ACLEDA Bank Plc, Vietnam Prosperity Joint-Stock Commercial Bank and VPBank SMBC Finance Company Limited.
In October 2021, SMBC Consumer Finance, our wholly-owned subsidiary, acquired a 49.0% equity interest in VPBank Finance Company Limited, a consumer finance company in Vietnam, from Vietnam Prosperity Joint-Stock Commercial Bank. As a result, VPBank Finance Company Limited became our associate and changed its corporate name to VPBank SMBC Finance Company Limited.
In November 2021, we acquired a 74.9% equity interest in Fullerton India, which became our subsidiary. Fullerton India has a pan-India
distribution network. This acquisition was made in order to gain a retail finance platform in India and further expand our business franchise in Asia. Fullerton India changed its name to SMFG India Credit Company Limited on May 11, 2023. Subsequently, on March 6, 2024, we acquired the remaining 25.1% equity interest in SMFG India Credit Company Limited and made it our wholly owned subsidiary.
In April 2022, SMBC Bank EU AG merged with our securities business subsidiary in Germany, SMBC Nikko Capital Markets Europe GmbH. The merger enables us to offer banking and securities products to our customers through a single entity providing a full range of financial services in the European Union.
In July 2023, to build a platform for the U.S. retail business and sustain growth in the U.S. operations, SMBC MANUBANK launched the “Jenius Bank,” a digital-based retail banking business which began offering personal loans and savings accounts to U.S. residents.
In October 2023, SMBC acquired a 15.0% equity interest in Vietnam Prosperity Joint-Stock Commercial Bank, a commercial bank in Vietnam. As a result, Vietnam Prosperity Joint-Stock Commercial Bank became our associate.
Securities and Derivatives Business
In overseas markets, the Global Business Unit provides services such as equity and fixed income sales and trading, underwriting activities, Japanese stock brokerage, M&A advisory and derivatives through SMBC Nikko Capital Markets Limited, SMBC Bank EU AG, SMBC Nikko Securities America, Inc., SMBC Capital Markets Inc. and SMBC Capital Markets (Asia) Limited, which are subsidiaries of SMBC in Europe, Middle East and Africa, the United States and Asia. In addition, this business unit provides services such as equity and fixed income sales and trading, underwriting activities, Japanese stock brokerage and M&A advisory services through SMBC Nikko Securities (Hong Kong) Limited and SMBC Nikko Securities (Singapore) Pte. Ltd. Together with other SMBC Nikko Securities’ subsidiaries and affiliates, this business unit offers high quality financial services to clients on a global basis. Further, we have been strengthening strategic capital and business alliances with Jefferies Group LLC, a U.S. general securities firm, and expanding the business and regions covered by the collaboration.

Leasing Business
The Global Business Unit provides a variety of leasing services related to the construction machinery, transportation equipment, industrial machinery, medical equipment and other categories mainly through SMFL’s offices overseas. This business unit also offers aircraft leasing services through SMBC Aviation Capital Limited, a subsidiary of SMFL.
On December 14, 2023, we transferred our entire interest in SMBC Rail Services LLC, our railcar operating leasing subsidiary in the United States, to a non-affiliate
investment company. As a result, SMBC Rail Services LLC is no longer our subsidiary.
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

Management Policies
On May 15, 2023, we announced our new medium-term management plan, “Plan for Fulfilled Growth” for the three-year period through March 2026. In the medium-term management plan, we aim to realize “Growth with Quality” by addressing the paradigm shift in our business environment and further evolving our initiatives by leveraging our consolidated capabilities.
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
Create Social Value: Contribute to “Fulfilled Growth”
We designated “Environment,” “DE&I/Human Rights,” “Poverty & Inequality,” “Declining Birthrate & Aging Population,” and “Japan’s Regrowth” as our priority issues. With the aim of addressing these priority issues, we will further expand Group-based activities to create social value and to return the said value to society. Through such efforts, we aim to contribute to the realization of “Fulfilled Growth” where all of society and humanity can enjoy sustained prosperity, as well as the generation of economic growth. We further encourage the participation of our employees in the creation of social value so that they feel pride and satisfaction in their responsibilities by proactively engaging in our priority issues.
Pursue Economic Value: Transformation & Growth
In continuation from the previous medium-term management plan, we positioned “Transformation & Growth” as a key phrase and engage in continuous business model reform which reflects major changes in the environment and carry out efforts to establish franchises in strategic overseas areas while steadily realizing the benefits of existing growth investments and initiatives. Through these efforts, we aim to transform our business portfolio and realize robust growth in profitability that is accompanied by enhanced capital efficiency. We established key strategic areas based on the following three perspectives in response to changes in our business environment.

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

Rebuild Corporate Infrastructure: Quality builds Trust
We positioned “Quality builds Trust” as a key phrase and aim to engage in tireless efforts to enhance our corporate infrastructure and win the trust of our customers and other stakeholders. We prioritize the further embedment of a sound corporate culture and the enhancement of our governance and compliance capabilities. These are all key prerequisites to conducting a successful business. We seek to carry out, on an SMBC Group basis, initiatives to strengthen the regulatory awareness of our employees and the enhancement of internal controls through investments in IT and personnel deployment. Furthermore, in order to realize resilient operations in an uncertain business environment, we aim to work to enhance our risk analysis and risk control capabilities. In addition, with the goal of expanding and strengthening our business model, we aim to enhance the quality of our corporate infrastructure by strengthening HR investments and management for the purposes of developing and securing diverse and high-performance personnel while also proactively executing IT investments on an unprecedented scale.
Revenues by Region
The following table sets forth the percentage of our total operating income under IFRS for the fiscal years ended March 31, 2024, 2023 and 2022, based on the total operating income of our offices in the indicated regions. For each of the periods presented, we earned the highest proportion of our total operating income in Japan among the indicated regions. We compete with other major Japanese banking groups and financial service providers in Japan. We earned the remainder in the Americas, Europe and Middle East, and Asia and Oceania, where we mainly compete with global financial institutions.

	For the fiscal year ended March 31,
	2024	2023	2022
Region:
Japan	36%	47%	58%
Foreign:
Americas	29%	22%	19%
Europe and Middle East	10%	9%	9%
Asia and Oceania (excluding Japan)	25%	22%	14%

Total	100%	100%	100%

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
The Ministry of Finance
The Ministry of Finance conducts examinations of banks in relation to foreign exchange transactions under the Foreign Exchange and Foreign Trade Act of Japan (the “FEFTA”).
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
Regulations Regarding Capital Adequacy and Liquidity
Capital Adequacy Requirement
In 1988, the BCBS issued the Basel Capital Accord. The Basel Capital Accord sets minimum risk-weighted capital ratios for the purpose of maintaining sound management of banks which have international operations. The minimum risk-weighted capital ratio required was 8% on both a consolidated and nonconsolidated basis. In 2004, the BCBS issued the amended Basel Capital Accord (“Basel II”), which includes detailed measurement of credit risk, the addition of operational risk, a supervisory review process and market discipline through disclosure. These amendments did not change the minimum risk-weighted capital ratio of 8% applicable to banks with international operations (including SMBC). These rules took effect in Japan in 2007, and since 2008, banks are able to apply the advanced IRB approach for credit risk and the advanced measurement approach for operational risk.
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
The Japanese TLAC Standards also prescribe a minimum TLAC requirement of at least 6% of the resolution group’s Basel III leverage ratio denominator from March 31, 2019, increasing to at least 6.75% from March 31, 2022, in accordance with the FSB’s TLAC Standards, for bank holding companies of Japanese
G-SIBs
including us. The minimum TLAC requirement under the Japanese TLAC Standards increased to 7.10% of the resolution group’s Basel III leverage ratio denominator from April 1, 2024, while excluding amounts of deposits to the BOJ from the total exposure for the purpose of calculation of the applicable Basel III leverage ratio denominator, taking into account exceptional macroeconomic conditions and other circumstances.
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

In March 2020, the GHOS endorsed a set of measures to provide additional operational capacity for banks and supervisors to respond to the immediate financial stability priorities resulting from the impact of the
COVID-19
pandemic on the global banking system. According to the measures, the implementation timeline of the outstanding Basel III standards has been deferred by one year. The revised framework, other than revisions to the capital floor, were scheduled to take effect from January 1, 2023. The revisions to the capital floor were scheduled to be phased in from January 1, 2023, with an initial capital floor of 50%, and were scheduled to reach 72.5% by January 1, 2028. In March 2020, in light of the above changes, the FSA announced its plan to defer the implementation of Basel III standards in Japan by one year, to March 31, 2023. On September 28, 2021, the FSA announced its plan to allow domestic banks which do not use internal models to calculate the amount of credit risk to delay the application of the Basel III standards in Japan for another year, to March 31, 2024. Furthermore, in March 2022, the FSA announced that it would defer the implementation of Basel III standards in Japan based on international developments and dialogue with stakeholders, (i) for domestic banks which use internal models to calculate the amount of credit risk and internationally active banks, including us, to March 31, 2024 and (ii) for domestic banks which do not use internal models to calculate the amount of credit risk to March 31, 2025 (in both cases, excluding banks that have notified the FSA that they wish to apply Basel III standards earlier). On April 28, 2022 and November 30, 2022, the FSA published amendments to the regulatory notices regarding credit risk, credit valuation adjustment risk, market risk and operational risk for implementation of the Basel III standards in Japan.
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
In December 2017, the definition and requirements of the leverage ratio were revised as part of the revised Basel III reforms. Under the revised Basel III reforms, in addition to meeting the minimum leverage ratio,
G-SIBs
are required to meet a leverage ratio buffer, which takes the form of a Tier 1 capital buffer set at 50% of the applicable
G-SIB
capital surcharge. Various refinements were also made to the definition of the leverage ratio exposure measure. The leverage ratio requirements under the definition based on the framework issued by the BCBS in January 2014 were implemented as a Pillar 1 measurement from January 2018, and those under the revised definition and the leverage ratio buffer requirement for
G-SIBs
were implemented as a Pillar 1 measurement from January 1, 2023.
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
In June 2020, in light of the increasing impact of the
COVID-19
pandemic, the FSA published amendments to its guidelines for the leverage ratio, which mainly exclude deposits with the BOJ from the denominator for the calculation of the leverage ratio in order to maintain harmonization with the monetary policy implemented by the BOJ and the prudential regulations for banks and other financial institutions. These amendments came into effect in June 2020 and were scheduled to expire in March 2021, but the expiry date of these amendments was extended to March 2022, and extended again until March 31, 2024. On July 15, 2022, the FSA published amendments to its guidelines for the leverage ratio. Under the amended guidelines, the leverage ratio buffer requirement for
G-SIBs
in Japan took effect from March 31, 2023, while the finalized definition of the leverage ratio exposure measure took effect from March 31, 2024, except for banks that have notified the FSA that they wish to apply amended requirements earlier. Furthermore, on November 11, 2022, the FSA published amendments to its guidelines for the leverage ratio, which provided that, effective from April 1, 2024 the minimum leverage ratio is increased from 3% to 3.15%, the minimum leverage-based Total Loss-Absorbing Capacity ratio is increased from 6.75% to 7.10% and the leverage buffer applicable to
G-SIBs
is increased by 0.05%, while excluding amounts of deposits to the BOJ from the total exposure, taking into account exceptional macroeconomic conditions and other circumstances.
Liquidity Requirement
In October 2014, the FSA published its guidelines for the liquidity coverage ratio (“LCR”) applicable to banks and bank holding companies with international operations that have been applied from March 31, 2015. These guidelines are based on the full text of the LCR standard issued by the BCBS in January 2013. The LCR is intended to promote resilience to potential liquidity disruptions over a thirty-day
horizon and help ensure that global banks have sufficient, unencumbered, high-quality liquid assets to offset the net cash outflows they could encounter under an acute short-term stress scenario. Under the FSA’s LCR guidelines, banks and bank holding companies with international operations must maintain an LCR of at least 100% on both a consolidated basis and a nonconsolidated basis. The minimum LCR requirements have been 100% since March 31, 2019.
In March 2021, the FSA published its guidelines for net stable funding ratio (“NSFR”) applicable to banks and bank holding companies with international operations that have been applied from September 30, 2021. These guidelines are based on the full text of the NSFR standard issued by the BCBS in October 2014. The NSFR is intended to require a minimum amount of stable sources of funding at a bank relative to the liquidity profiles of the bank’s assets, as well as the potential for contingent liquidity needs arising from off-balance
sheet commitments, over a
one-year
horizon. Under the FSA’s NSFR guidelines, banks and bank holding companies with international operations must maintain an NSFR of at least 100% on both a consolidated basis and a nonconsolidated basis. The minimum NSFR requirements have been 100% from September 30, 2021.
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
assets.
Prompt Corrective Action System
Under the Prompt Corrective Action (“PCA”) system, the FSA may take corrective actions depending upon the extent of capital deterioration of a financial institution. The FSA may require a bank with international operations to submit and implement a capital reform plan, if;

•	the Common Equity Tier 1 risk-weighted capital ratio becomes less than 4.5% but not less than 2.25%;

•	the Tier 1 risk-weighted capital ratio becomes less than 6% but not less than 3%;

•	the total risk-weighted capital ratio of a bank becomes less than 8% but not less than 4%; or

•	the leverage ratio becomes less than 3.15% but not less than 1.575%.
The FSA may order a bank with international operations to (1) submit and implement a plan for improving its capital; (2) prohibit or restrict the payment of dividends to shareholders or bonuses to officers; (3) reduce assets or restrict any increase in assets; (4) prohibit or restrict the acceptance of deposits under terms less advantageous than ordinary terms; (5) reduce the business of some offices; (6) eliminate some offices other than the head office; (7) reduce or prevent the launching of non-banking
businesses; or (8) take certain other actions, if;

•	the Common Equity Tier 1 risk-weighted capital ratio becomes less than 2.25% but not less than 1.13%;

•	the Tier 1 risk-weighted capital ratio becomes less than 3% but not less than 1.5%;

•	the total risk-weighted capital ratio of a bank declines to less than 4% but not less than 2%; or

•	the leverage ratio becomes less than 1.575% but not less than 0.7875% (in this case, the FSA may order a bank to take actions described in (1) and (3) to (8) of the paragraph above).
The FSA may order a bank with international operations to conduct any one of the following: (1) a capital increase; (2) a substantial reduction in its business; (3) a merger; or (4) abolishment of its banking business, if;

•	the Common Equity Tier 1 risk-weighted capital ratio becomes less than 1.13% but not less than 0%;

•	the Tier 1 risk-weighted capital ratio becomes less than 1.5% but not less than 0%;

•	the total risk-weighted capital ratio of a bank declines to less than 2% but not less than 0%; or

•	the leverage ratio becomes less than 0.7875% but not less than 0%.
The FSA may order the bank with international operations to suspend all or part of its business, if

•	the Common Equity Tier 1 risk-weighted capital ratio, Tier 1 risk-weighted capital ratio or the total risk-weighted capital ratio declines below 0%; or

•	the leverage ratio declines below 0%.
The FSA may take actions similar to those described above to a bank holding company that holds a bank with international operations, if;

•	the Common Equity Tier 1 risk-weighted capital ratio of the bank holding company declines to levels below 4.5%, 2.25%, 1.3% or 0%;

•	the Tier 1 risk-weighted capital ratio of the bank holding company declines to levels below 6%, 3%, 1.5% or 0%;

•	the total risk-weighted capital ratio of the bank holding company declines to levels below 8%, 4%, 2% or 0%; or

•	the leverage ratio of the bank holding company declines to levels below 3.15%, 1.575%, 0.7875% or 0%.
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
Restrictions on Capital Distributions
Under the FSA’s capital adequacy guidelines and guidelines for the leverage ratio and related ordinances, if a bank fails to maintain capital levels under the capital buffer requirements or the leverage buffer requirements, the FSA may order a bank to submit and implement a reasonable capital distribution constraint plan to restore the capital levels. This plan could include restrictions on capital distributions, such as dividends, share buybacks, discretionary payments on Additional Tier 1 capital instruments and bonuses, in such amount as determined depending on the degree of insufficiency of such requirements.
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
Restriction on Aggregate Shareholdings by a Bank
The Act Concerning Restriction on Shareholdings by Banks requires Japanese banks and their qualified subsidiaries to limit the aggregate market value (excluding unrealized gains, if any) of their equity securities holdings to an amount equal to 100% of their consolidated Tier 1 capital, with adjustments, in order to reduce exposure to stock price fluctuations. Treasury shares, shares issued by subsidiaries, shares not listed on any stock exchange or not registered with any over-the-counter (“OTC”) market, shares held as trust assets, and shares acquired through debt-for-equity
swaps in restructuring transactions are excluded from this limitation. In order to facilitate the disposition of shares of listed stocks held by banks while preventing adverse effects caused by sales of large amounts of shares in a short period of time, share purchases by the Banks’ Shareholdings Purchase Corporation of listed shares have been restarted from March 2009.
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
Act on the Provision of Financial Services and the Development of the Accessible Environment Thereto
The Act on Provision of Financial Services and the Development of the Accessible Environment Thereto, which was renamed from the Act on the Provision of Financial Services on February 1, 2024, protects consumers from incurring unexpected losses from the purchase of financial products. Under the Act, sellers of financial products have a duty to their potential customers to explain important matters (i.e., the nature and magnitude of risk involved) regarding the financial products that they sell. If a seller fails to comply with the duty, the loss in value of the purchased investment product due to the failure to explain is refutably presumed to be the amount of the customer’s loss.
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
In November 2023, the Act was amended. A part of the amendment took effect on February 1, 2024 and the Act was renamed as “Act on the Provision of Financial Services and the Development of the Accessible Environment Thereto.”
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

Foreign Exchange and Foreign Trade Act of Japan
Under the FEFTA, financial institutions and certain other entities are required to confirm that necessary permission from the relevant authorities is obtained by the customer or obtain necessary permission itself, for certain transaction involving targets who are designated under the law and the relevant orders thereunder including North Korea or Iran.
Act on Special Measures Concerning International Terrorist Assets-Freezing, etc. Conducted by the Government Taking into Consideration United Nations Security Council Resolution 1267, etc.
Under the Act on Special Measures Concerning International Terrorist Assets-Freezing, etc. Conducted by the Government Taking into Consideration United Nations Security Council Resolution 1267, etc., conducting certain transactions including donating or lending of money, securities or real estates or refunding of deposit with International Terrorists, who are designated under the law, is generally prohibited.
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
Base Erosion and Profit Shifting (BEPS)
In July 2013, the Organization for Economic
Co-operation
and Development (“OECD”) published the Action Plan on Base Erosion and Profit Shifting (“BEPS”) in order to prevent exploiting of gaps and mismatches in tax rules and artificial shifting of profits to low or no-tax
locations. In October 2015, the OECD published the final package of measures for a comprehensive, coherent and coordinated reform of the international tax rules for 15 key areas. These measures would apply once they are implemented either in domestic laws or in the network of bilateral tax treaties. Some of the deliverables published by the OECD have been partially reflected in Japanese tax regulations by the tax reforms adopted from 2015 to 2024 and in certain several bilateral tax treaties to which Japan is a party through the implementation of the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting in Japan.
In October 2021, 136 countries have agreed OECD/G20 Inclusive Framework on BEPS (“IF”) that stipulates two-pillar
solution. Pillar 2 is to ensure minimum level of taxation of at least 15% (global minimum taxation). In accordance with IF, the Income Inclusion Rule (“IIR”) of Pillar 2 was introduced as part of Japan’s 2023 and 2024 tax reforms and it become effective for the fiscal year commencing on or after April 1, 2024. The IIR stipulates that a constituent entity (“CE”) of a multinational enterprise group (“MNE Group”) that meets the consolidated revenue threshold is subject to an additional tax if the effective tax rate in the low-tax
jurisdiction for any CE of the MNE Group is below the minimum tax rate of 15%.
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
Economic Security Promotion Act
In May 2022, the Act on the Promotion of Ensuring National Security through Integrated Implementation of Economic Measures (the “Economic Security Promotion Act”) was promulgated and became fully effective from May 2024. One of the purposes of the Economic Security Promotion Act is to ensure the stable provision of essential infrastructure services. For such purpose, certain designated essential infrastructure services providers are subject to prior filing and screenings by the Japanese government in relation to the installation and outsourcing of maintenance of critical facilities and the Japanese government may issue recommendations and orders based on the outcomes of such filings and screenings. These are to prevent critical facilities of essential infrastructure from being misused as a means to interfere with the stable provision of services from outside

Japan. In November 2023, SMBC, SMBC Nikko Securities and Sumitomo Mitsui Card were designated as such essential infrastructure service providers that are subject to such filing and screening requirements.
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
Regulations in the United States
As a result of its operations in the United States, the Company and SMBC are subject to extensive federal and state banking and securities supervision and regulation. SMBC engages in U.S. banking activities directly through its branches in Los Angeles, San Francisco and New York and through its representative offices in Houston, Dallas, Silicon Valley, Charlotte, Chicago and White Plains, New York. SMBC also controls a U.S. banking subsidiary, SMBC MANUBANK (formerly, Manufacturers Bank), and a U.S. broker-dealer subsidiary, SMBC Nikko Securities America, Inc. The Company and SMBC have established a U.S. bank holding company, SMBC Americas Holdings, Inc. (“SMBCAH”), a wholly-owned direct subsidiary of SMBC. SMBCAH is currently the holding company for SMBC MANUBANK, SMBC Nikko Securities America, Inc. and certain other U.S. subsidiaries. The establishment of SMBCAH enhances the Company’s and SMBC’s U.S. corporate governance capabilities by centralizing the supervision and management of its U.S. operations and bringing together its primary U.S.-based banking, securities, capital markets and other subsidiaries under the new holding company.
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
SMBC MANUBANK is a California state-chartered bank with FDIC-insured deposits that is not a member of the Federal Reserve System. As such, SMBC MANUBANK is subject to regulation, supervision and examination by the FDIC and the California DFPI.
The Company, SMBC and SMBCAH are bank holding companies by virtue of their ownership of SMBC MANUBANK, and as such are subject to the U.S. Bank Holding Company Act of 1956, as amended (“Bank Holding Company Act”), and are subject to regulation, supervision and examination by the Federal Reserve Board as their U.S. “umbrella supervisor.” The Company, SMBC and SMBCAH are required to serve as sources of financial strength to SMBC MANUBANK.
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
non-financial
companies.
The Company, SMBC and SMBCAH have all elected to be treated as financial holding companies. The Company, SMBC, SMBCAH and SMBC MANUBANK, as our U.S. insured depository institution subsidiary, are required to be “well capitalized” and “well managed,” including maintenance of examination ratings that are at least satisfactory, in order for the Company, SMBC, and SMBCAH to continue to be treated as financial holding companies. In April 2019, SMBC and its New York branch entered into a written agreement with the Federal Reserve Bank of New York requiring SMBC and its New York branch to address certain deficiencies relating to the New York branch’s anti-money laundering and economic sanctions compliance program. SMBC and its New York branch are required, among other things, to implement corrective measures and submit periodic progress reports to the Federal Reserve Bank of New York. In addition, as a result of the deficiencies identified in the written agreement, we no longer meet the requirements to be treated as a financial holding company, and, pending completion of a remediation plan designed to meet these requirements, we are currently subject to restrictions in our ability to engage in certain new categories of financial activities in the United States and to make acquisitions of companies engaged in activities in the United States. Divestiture or termination of certain business activities in the U.S. may also be required as a consequence of failure to correct the conditions giving rise to such restrictions within the prescribed period of time.
Under the Bank Holding Company Act, the Company, SMBC and SMBCAH are also required to obtain the prior approval of the Federal Reserve Board before directly or indirectly acquiring the ownership or control of more than 5% of any class of voting shares of U.S. banks, certain other depository institutions and bank or depository institution holding companies. In addition, SMBC’s U.S. banking operations (including SMBC MANUBANK and SMBC’s U.S. branches) are also restricted from engaging in certain “tying” arrangements involving products and services.
Other Prudential Restrictions
SMBC’s U.S. branches and SMBC MANUBANK are subject to requirements and restrictions under U.S. federal and state law, including requirements to maintain reserves against deposits, restrictions on the types and amounts of loans that may be made and limitations on the types of investments that may be made and the types of services that may be offered. Various consumer laws and regulations also affect the operations of SMBC MANUBANK, and to a limited extent, SMBC’s New York and California branches.
In addition, under U.S. federal banking laws, state-chartered banks (such as SMBC MANUBANK) and state-licensed branches and agencies of foreign banks (such as SMBC’s New York branch) may not, as a general matter, engage as a principal in any type of activity not permissible for their federally chartered or licensed counterparts, unless (i) in the case of state-chartered banks, the FDIC determines that the additional activity would pose no significant risk to the FDIC’s Deposit Insurance Fund and is consistent with sound banking practices and (ii) in the case of state-licensed branches and agencies of foreign banks, the Federal Reserve Board determines that the additional activity is consistent with sound banking practices. The U.S. federal banking laws also subject state branches and agencies of foreign banks to the same single-borrower lending limits that apply to federal branches or agencies, which are substantially similar to the lending limits applicable to national banks. For SMBC’s U.S. branches, these single-borrower lending limits are based on the worldwide capital of SMBC.
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
There are various qualitative and quantitative restrictions on the extent to which the Company and its subsidiaries can borrow or otherwise obtain credit from SMBC MANUBANK or engage in certain other transactions involving that subsidiary. In general, these transactions must be on terms that would ordinarily be offered by SMBC MANUBANK to unaffiliated entities, and credit transactions must be secured by designated amounts of specified collateral. In addition, certain transactions, such as certain purchases by SMBC MANUBANK from SMBC or its non-bank
subsidiaries, are subject to volume limitations. Credit exposure arising from derivative transactions, securities borrowing and lending transactions, and repurchase/reverse repurchase agreements is subject to these collateral and volume transactions limitations.
U.S. Financial Regulatory Reform
Both the scope of the U.S. laws and regulations and the intensity of supervision have increased in recent years, including in response to recent high-profile failures of large state-chartered banks, which heightens the uncertainty about upcoming regulatory reforms and their potential impacts on our and SMBC’s business activities in the United States. Regulatory enforcement and fines have also increased across the banking and financial services sector.
The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) provides a broad framework for addressing, among other issues, systemic risk oversight, bank capital standards, the resolution of failing systemically significant financial institutions, over-the-counter
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
The Federal Reserve Board has adopted rules that apply enhanced prudential standards to large foreign banking organizations (“EPS Rules”), including us. The EPS Rules require certain foreign banking organizations, such as us, to certify that they are subject to home country capital standards that are broadly consistent with the Basel capital framework, including Basel III; conduct home country capital stress tests that are comparable to U.S. standards; comply with certain liquidity requirements, including, among other things, a U.S. liquidity buffer requirement for its U.S. branches and agencies based on the results of internal liquidity stress testing; and establish a U.S. risk committee that periodically reviews the risk management policies and oversees the risk management framework of its U.S. operations. The EPS Rules also require foreign banking organizations with combined U.S. assets (excluding assets held by its U.S. branches and agencies) of $50 billion or more to establish a separately capitalized top-tier
U.S. intermediate holding company. We are not subject to this requirement because we do not meet this threshold, but we have established SMBCAH in consideration of this requirement.
As part of the implementation of the EPS Rules, the Federal Reserve Board published a rule implementing single counterparty credit limits (“SCCL”) applicable to the U.S. operations of certain foreign banking organizations, such as us. The SCCL rule, being applied from July 1, 2021, in general imposes limitations on net credit exposures to individual counterparties (aggregated based on affiliation) as a percentage of Tier 1 capital. We may comply with the SCCL rule by certifying to the Federal Reserve Board that we comply with a home country regime (“Home Country SCCL”) on a consolidated basis that is consistent with the Large Exposures Framework published by the Basel Committee going forward. Japanese Home Country SCCL is intended to be consistent with the Large Exposures Framework, and we intend to comply with the Federal Reserve Board’s SCCL rule through substituted compliance.
The Dodd-Frank Act removed a longstanding prohibition on the payment of interest on demand deposits that was applicable to banking entities such as SMBC MANUBANK and SMBC’s three branches in the United States. In addition, SMBC MANUBANK and SMBC’s three branches in the United States are subject to federal lending limits that take into account credit exposure arising from derivative transactions and securities lending, securities borrowing, and repurchase agreements and reverse repurchase agreements with counterparties as well as state lending limits.
The Dodd-Frank Act also provides for an extensive framework for the regulation of OTC derivatives, including mandatory clearing, exchange trading and transaction reporting of certain OTC derivatives. In addition, certain entities are required to register with the CFTC as “swap dealers” or “major swap participants” or with the SEC as “security-based swap dealers” or “major security-based swap participants.” Our subsidiary, SMBC Capital Markets, Inc., is registered as a swap dealer. There are various mandatory clearing, trade execution and reporting requirements for swaps. We do not currently expect to register any entity with the SEC as a security-based swap dealer or major security-based swap participant.
Under the Dodd-Frank Act, we are subject to the Volcker Rule, which restricts the ability of banking entities, such as us and SMBC, to engage as principal in proprietary trading activities, or sponsor, invest in, or retain investments in certain private equity, hedge or similar funds, but a number of exclusions and exemptions limit the Volcker Rule’s extraterritorial reach.
Furthermore, the Dodd-Frank Act required the SEC to establish rules requiring issuers with listed securities, which includes
non-U.S.
private issuers such as us, to establish a “clawback” policy to recoup previously awarded compensation in the event of an accounting restatement. In October 2022, the SEC adopted rules requiring stock exchanges, such as the NYSE on which our ADSs are listed, to establish new listing rules that set minimum standards for clawback policies to recover incentive-based compensation erroneously paid to current and former executive officers due to accounting restatements. The stock exchange listing rules became effective on October 2, 2023. The Dodd-Frank Act also expands the extraterritorial jurisdiction of U.S. courts over actions brought by the SEC or the United States with respect to violations of the antifraud provisions in the Securities Act of 1933, the Securities Exchange Act of 1934 and the Investment Advisers Act of 1940.
On July 27, 2023, the U.S. federal bank regulatory agencies issued a Notice of Proposed Rulemaking (“NPR”) for the implementation of the Final Basel III reforms in the U.S., with a comment period that closed on January 16, 2024. If adopted as proposed, the NPR would implement the most wide-ranging and significant changes to the U.S. capital rules since 2013, requiring Category
I-IV
banking organizations and their depository institution subsidiaries to calculate risk-weighted assets under both the current standardized approach and a new, more risk sensitive, approach, referred to as the “Expanded Risk-Based Approach.” The calculation of total risk-weighted assets under the Expanded Risk-Based Approach would include standardized approaches for credit risk, operational risk and credit valuation adjustment risk, as well as a new approach for market risk that would be based on internal models and standardized supervisory models. If SMBCAH became designated as our U.S. intermediate holding company for purposes of the EPS Rules (because it passed the applicable asset threshold thereunder), then under the proposal as adopted, SMBCAH and its depository institution subsidiaries would be subject to minimum capital requirements and buffer requirements based on capital ratios determined under both the current standardized approach and the Expanded Risk-Based Approach.
In August 2023, the U.S. federal banking agencies issued a joint NPR on long-term debt (“LTD”) requirements that would make limited amendments to the existing U.S. total loss-absorbing capacity (“TLAC”) rules and would extend the LTD and clean-holding company portions of the Federal Reserve’s existing TLAC rule for U.S.
G-SIBs
and U.S. intermediate holding companies of foreign
G-SIBs
to all large banking organizations with U.S.$ 100 billion or more in total assets (which would include SMBCAH, if SMBCAH became designated as our U.S. intermediate holding company for purposes of the Federal Reserve’s EPS Rule), subject to only a few amendments to the existing U.S. TLAC rule and with no material differences between the TLAC and LTD requirements applicable to
G-SIBs
and
non-G-SIBs.
The comment deadline for the proposal was originally November 30, 2023 and was later extended to January 16, 2024.
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
President Biden has signaled a willingness to resume U.S. participation in the JCPOA, and in April 2021, the parties to the JCPOA began negotiations as to the steps required for both the United States and Iran to come back into compliance with the JCPOA. As of June 27, 2024, negotiations between Iran and the other parties to the JCPOA appear to be at an impasse, and it is unclear when or if further discussions will occur. The sanctions imposed by the Trump administration remain in effect, and the United States and European Union have recently imposed additional sanctions on Iranian individuals and entities in response to Iran’s treatment of protestors and provision of material support to Russia’s aggression against Ukraine.
U.S. Sanctions Relating to Russia and Ukraine
In response to Russia’s aggression against Ukraine in February 2022, the U.S. government has imposed significant sanctions and export control measures targeting Russia. In broad terms, the U.S. restrictions enacted to date include: territorial embargoes on the Donetsk People’s Republic and Luhansk People’s Republic regions of Ukraine, prohibitions on trade in certain goods and services between the United States and Russia and new investment in Russia by U.S. persons, asset blocking sanctions on a number of Russian individuals and entities, restrictions on transactions involving certain Russian financial institutions and Russia’s Central Bank, National Wealth Fund, and Ministry of Finance, and restrictions on dealing in Russian sovereign debt and debt or equity of certain Russian companies. On December 22, 2023, President Biden issued Executive Order 14114, which authorizes the imposition of sanctions on
non-U.S.
financial institutions that engage in significant transactions involving persons sanctioned by the U.S. government for operating in the technology, defense and related materiel, construction, aerospace, or manufacturing sectors of the Russian Federation economy or involving Russia’s military-industrial base. On June 12, 2024, the U.S. Treasury Department announced that it was broadening the definition of Russia’s military-industrial base to include all persons blocked pursuant to Executive Order 14024, meaning that
non-U.S.
financial institutions risk being sanctioned for conducting or facilitating significant transactions, or providing any service, involving such blocked persons. Additional or expanded sanctions may be imposed in the future. The 2022 and 2023 Russia-related sanctions are in addition to sanctions previously enacted by the U.S. government in response to Russia’s 2014 annexation of Crimea, including those under the U.S. Ukraine-/Russia-Related Sanctions Regulations, the Ukraine Freedom Support Act of 2014 (signed into law on December 18, 2014), as amended by the Countering America’s Adversaries Through Sanctions Act of 2017 (signed into law in August 2017) (the “UFSA” ), and “sectoral” sanctions on the financial, energy and defense sectors of the Russian economy. The UFSA mandates prohibitions or strict limitations on the opening or maintaining of correspondent or payable-through accounts in the United States by
non-U.S.
financial institutions determined by the U.S. government (i) to have knowingly engaged in on or after December 18, 2014 in significant transactions involving certain activities described in the Act, including those involving individuals or entities on whom sanctions are imposed pursuant to the Act for making a significant investment in a project for the extraction of deepwater, Arctic offshore or shale formation crude oil in Russia, or (ii) to have knowingly facilitated, on or after June 16, 2015, a significant financial transaction on behalf of any Russian individual or entity included on the SDN List pursuant to Ukraine-related sanction programs.
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
U.S. Sanctions Relating to Burma
In February 2021, in response to the military coup in Burma, President Biden issued Executive Order 14014, which authorizes the imposition of sanctions, among others, against persons responsible for undermining democratic processes and institutions in Burma, Burmese government and military officials, and immediate family members of such persons, as well as Burmese government agencies or instrumentalities and entities operating in the defense sector of the Burmese economy or other sectors identified by the Secretary of the Treasury. Pursuant to the Order, OFAC has imposed sanctions on a number of Burmese government and military officials and their associates, as well as on state-owned gem, pearl, oil and lumber enterprises, state holding companies, and certain state-owned banks. Sanctions against additional individuals and entities are possible in the future.
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
Disclosure Pursuant to Section 13(r) of the Securities Exchange Act of 1934
Section 13(r) of the Securities Exchange Act of 1934, as amended, requires an issuer to disclose whether it or any of its affiliates knowingly engaged in certain activities or transactions relating to Iran or with individuals or entities designated by the U.S. government under specified Executive Orders, even if those activities are not prohibited by U.S. law and are conducted outside the United States by
non-U.S.
affiliates. During the twelve months ended March 31, 2024, SMBC, an affiliate of SMFG engaged in activities subject to disclosure under Section 13(r). SMBC conducted these activities consistent with its internal policies and procedures, the policies and procedures of SMFG, and applicable laws and regulations, and to the extent they are not sanctionable under U.S. secondary sanctions. SMBC has discontinued activities that have become impermissible or subject to secondary sanctions as a result of changes in applicable laws and regulations.
SMBC provided remittance and other settlement services in connection with customers’ trade transactions between Japan and Iran. These transactions principally involved the exportation of civilian commercial products including medical devices from Japan and were conducted with an Iranian bank owned by the Government of Iran. These transactions did not involve entities or other persons listed on the SDN List at the time of the transaction and did not involve the settlement of U.S. dollar-denominated payments cleared through U.S. banks. SMBC has informed SMFG that it intends to continue to engage in these types of transactions only to the extent permitted under applicable regulations and to the extent they are not sanctionable under U.S. secondary sanctions. For the twelve months ended March 31, 2024, the gross revenue related to these transactions was ¥0.6 million, representing less than 0.0001% of SMFG’s total interest and fee income. SMFG does not allocate direct costs to interest and fee income and therefore does not calculate net profits with respect to these transactions.
SMBC has issued performance bonds and advance payment bonds that supported various projects, including the construction of petroleum plants in Iran. Some of these bonds had counterparties that were entities controlled by the Government of Iran. Some of these bonds have matured, and SMBC has not renewed and will not renew them unless permitted under applicable regulations and to the extent they are not sanctionable under U.S. secondary sanctions, but SMBC continues to have obligations under the matured performance bonds until they are returned or cancelled by the beneficiaries. SMBC has also received fees from its customers on whose behalf it issued the performance bonds. For the twelve months ended March 31, 2024, the gross revenue relating to these transactions was ¥0.5 million, representing less than 0.0001% of SMFG’s total interest and fee income. As noted above, SMFG does not allocate direct costs to interest and fee income and therefore does not calculate net profits with respect to these transactions. SMBC has informed SMFG that it intends to continue to accept fee income from its customers for whose account the performance bonds were issued and to pay the relevant fees to the Iranian banks, to the extent authorized by the Ministry of Finance of Japan or otherwise permitted under applicable regulations, until the bonds are returned or cancelled. However, SMBC strongly urges the relevant customers to ask the beneficiaries to agree to return or cancel the matured performance bonds.
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

The gross revenue attributable to the accounts of government-owned Iranian banks for the twelve months ended March 31, 2024, was ¥8.1 million, representing about 0.0001% of SMFG’s total interest and fee income. SMFG does not allocate direct costs to interest and fee income and therefore does not calculate net profits with respect to these transactions. SMBC has informed SMFG that it intends to continue to maintain the Iranian accounts described above only to the extent permitted under applicable laws and regulations and to the extent the activities are not targeted by secondary sanctions.
Separately, a
non-U.S.
affiliate of SMFG has informed SMFG that one of its
non-U.S.
corporate customers was placed on the SDN list pursuant to one of the specified Executive Orders during the twelve months ended March 31, 2024. Pursuant to its policies and procedures, the affiliate took steps to promptly restrict the customer account after registering the sanctioned status of the customer on its internal systems. Between the date of designation on the SDN list and prior to the customer’s account being restricted, the affiliate processed payments for the customer which generated a de minimis
amount of fee income. The transactions were conducted by the affiliate outside of the United States and resulted in no measurable gross revenue for SMFG, which accounts for the affiliate using the equity method. The affiliate informed SMFG that it has terminated the contractual relationship with the customer in line with its policies and procedures.
As of the date of this annual report, to our knowledge, there is no other activity for the twelve months ended March 31, 2024 that requires disclosure under Section 13(r) of the Securities Exchange Act of 1934.

4.C.	ORGANIZATIONAL STRUCTURE
The following chart presents our corporate structure summary at March 31, 2024.

(1)	These companies are our associates or joint ventures.
(2)	Chart indicates the classification of SMBC Group companies into each of SMBC Group-wide business segments.
(3)	Sumitomo Mitsui Card Company, Limited merged with SMBC Finance Service Co., Ltd. on April 1, 2024.
(4)
The Japan Research Institute, Limited became the wholly owned subsidiary of JRI Holdings, Limited, the holding company newly established by SMBC Group, following the sale of shares held by SMFG to JRI Holdings, Limited on April 1, 2024.

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
Principal Subsidiaries
Our principal subsidiaries at March 31, 2024 are shown in the list below. We consolidate all entities that we control. We control an entity when we are exposed, or have rights, to variable returns from our involvement with the entity and have the ability to affect those returns through our power over the entity.
Principal domestic subsidiaries

Company Name	Proportion of Ownership Interest (1)	Proportion of Voting Rights (1)	Main Business
	(%)	(%)
Sumitomo Mitsui Banking Corporation	100.0	100.0	Commercial banking
SMBC Trust Bank Ltd.	100.0	100.0	Trust Banking
SMBC Guarantee Co., Ltd.	100.0	100.0	Credit guarantee
SMBC Nikko Securities Inc.	100.0	100.0	Securities
Sumitomo Mitsui Card Company, Limited (2)	100.0	100.0	Credit card
SMBC Finance Service Co., Ltd (2).	100.0	100.0	Credit card, consumer credit and installment transaction
SMBC Consumer Finance Co., Ltd.	100.0	100.0	Consumer lending
The Japan Research Institute, Limited (3)	100.0	100.0	System development, data processing, management consulting and economic research
Sumitomo Mitsui DS Asset Management Company, Limited	50.1	50.1	Investment management, and investment advisory and agency
Alternative Investment Capital Limited	60.0	60.0	Investment management and investment advisory
SMBC Venture Capital Co., Ltd.	100.0	100.0	Venture capital
SMBC Consulting Co., Ltd.	98.3	98.3	Management consulting and information services
Japan Pension Navigator Co., Ltd.	69.7	69.7	Operational management of defined contribution pension plans

(1)	Percentages of proportion of ownership interest and proportion of voting rights have been truncated.
(2)	Sumitomo Mitsui Card Company, Limited merged with SMBC Finance Service Co., Ltd. on April 1, 2024.
(3)
The Japan Research Institute, Limited became the wholly owned subsidiary of JRI Holdings, Limited, the holding company newly established by SMBC Group, following the sale of shares held by SMFG to JRI Holdings, Limited on April 1, 2024.

Principal foreign subsidiaries

Company Name	Country of Incorporation	Proportion of Ownership Interest (1)	Proportion of Voting Rights (1)		Main Business
		(%)	(%)
SMBC Bank International plc	U.K.	100.0	100.0		Commercial banking
Sumitomo Mitsui Banking Corporation (China) Limited	China	100.0	100.0		Commercial banking
PT Bank BTPN Tbk	Indonesia	98.5	91.0	(2)	Commercial banking
SMBC Americas Holdings, Inc.	U.S.A.	100.0	100.0		Bank holding company
SMBC MANUBANK	U.S.A.	100.0	100.0		Commercial banking
Banco Sumitomo Mitsui Brasileiro S.A.	Brazil	100.0	100.0		Commercial banking
JSC Sumitomo Mitsui Rus Bank	Russia	100.0	100.0		Commercial banking
SMBC Bank EU AG	Germany	100.0	100.0		Commercial banking
Sumitomo Mitsui Banking Corporation Malaysia Berhad	Malaysia	100.0	100.0		Commercial banking
SMBC Leasing and Finance, Inc.	U.S.A.	100.0	100.0		Leasing
SMBC Nikko Securities America, Inc.	U.S.A.	100.0	100.0		Securities
SMBC Nikko Capital Markets Limited	U.K.	100.0	100.0		Securities
SMBC Capital Markets, Inc.	U.S.A.	100.0	100.0		Derivatives
TT International Asset Management Ltd	U.K.	100.0	100.0		Investment management, and investment advisory and agency
SMFG India Credit Company Limited	India	100.0	100.0		Financial services

(1)	Percentages of proportion of ownership interest and proportion of voting rights have been truncated.
(2)
During the fiscal year ended March 31, 2020, we disposed of a 3.7% equity interest in PT Bank BTPN Tbk to a third-party investor. Subsequently, in the fiscal year ended March 31, 2024, we disposed of an additional 3.7% to other third-party investors. The disposals were undertaken to ensure that PT Bank BTPN Tbk is compliant with the free float requirement under the Indonesia Stock Exchange’s Rule. We had also entered into a commercial arrangement where the economic exposure resulting from the disposals is being retained. Therefore, the disposals have not resulted in a decrease in our ownership interests.

4.D.  PROPERTY, PLANT AND EQUIPMENT
We own or lease the land and buildings in which we conduct our business. Most of the property that we operate in Japan is owned by us to be used by our branches. In contrast, our international operations are conducted out of leased premises. Our head office building in Marunouchi is leased from a third party. Our largest property is SMBC’s East Tower in Marunouchi, with a net carrying value of ¥162 billion, including the land and building, at March 31, 2024.
The following table shows the net carrying amount of our tangible fixed assets at March 31, 2024.

At March 31, 2024
(In millions)
Land	¥475,296
Buildings	335,180
Right of use assets	397,746
Others	138,871

Total	¥1,347,093

For more information, see Note 12 “Property, Plant and Equipment” to our consolidated financial statements included elsewhere in this annual report.

The total area of land related to our material office and other properties at March 31, 2024 was approximately 579,000 square meters for owned land and approximately 14,000 square meters for leased land.
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
The Japanese economy, as a whole, recovered gradually for the fiscal year ended March 31, 2024. This was primarily due to an increase in exports of goods and services, although private consumption decreased in part caused by persistent inflation.
Japanese gross domestic product (“GDP”) increased by 1.2% for the fiscal year ended March 31, 2024, compared with an increase of 1.6% in the previous fiscal year, based on data published in June 2024 by the Cabinet Office of the Government of Japan. The consumer price index for Japan (all items, less fresh food) (“CPI”) for the fiscal year ended March 31, 2024, increased by 2.8%, compared with an increase of 3.0% in the previous fiscal year, and the CPI in March 2024 increased by 2.6% compared to March 2023, based on data published in April 2024 by the Statistics Bureau of Japan.
The following table presents the
quarter-on-quarter
growth rates of Japanese GDP for the fiscal year ended March 31, 2023 and 2024.

	For the fiscal year ended March 31,
	2023				2024
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
Japanese GDP	1.2%	(0.2%)	0.3%	1.1%	1.0%	(0.9%)	0.1%	(0.5%)
Japanese GDP increased by 1.0% on a
quarter-on-quarter
basis for the first quarter of the fiscal year ended March 31, 2024, primarily due to an increase in exports of goods and services supported by the easing of supply chain constraints. However, it decreased by 0.9% on a quarter-on-quarter
basis for the second quarter of the fiscal year ended March 31, 2024, primarily due to changes in private inventories and an increase in imports of goods and services. Although Japanese GDP increased by 0.1% on a quarter-on-quarter
basis for the third quarter of the fiscal year ended March 31, 2024, it decreased by 0.5% on a quarter-on-quarter
basis for the fourth quarter of the fiscal year ended March 31, 2024, primarily due to a decrease in private consumption influenced by persistent inflation and a decrease in sales of automobiles.
The employment situation as a whole improved gradually. The active job openings-to-applicants
ratio published by the Ministry of Health, Labour and Welfare of Japan was almost flat for the fiscal year ended

March 31, 2024. According to the statistical data published by the Statistics Bureau of Japan, the unemployment rate was 2.6% in March 2024, a decrease of 0.1 percentage points from the same month of the previous year. The compensation of employees decreased by 1.5% for the fiscal year ended March 31, 2024.
Further, according to Teikoku Databank, a research institution in Japan, there were approximately 8,900 corporate bankruptcies in Japan for the fiscal year ended March 31, 2024, an increase of 30.6% from the previous fiscal year, involving approximately ¥2.4 trillion in total liabilities, an increase of 4.1% from the previous fiscal year.
Interest rates in Japanese financial and capital markets are affected by the monetary policy measures of the Bank of Japan (“BOJ”). In January 2016, in addition to the existing provision of ample funds, the BOJ announced the introduction of “quantitative and qualitative monetary easing with a negative interest rate.” Thereafter, the BOJ announced the introduction of a new policy framework, “quantitative and qualitative monetary easing with yield curve control” in September 2016. Under this policy framework, the BOJ would keep short-term interest rates down by maintaining its policy of applying a negative interest rate of minus 0.1% to certain excess reserves of financial institutions held at the BOJ. Moreover, the BOJ indicated it would purchase Japanese government bonds so that the yield of the
10-year
Japanese government bonds would be close to around 0% to control long-term interest rates. In March 2021, the BOJ announced the establishment of an “interest scheme to promote lending,” which would be linked to the short-term policy interest rate, as an incentive to financial institutions for part of their current account balances, based on the recognition of the importance of continuing with monetary easing in a sustainable manner and making nimble and effective responses to counter changes in developments in economic activity and prices, as well as in financial conditions. In addition, the BOJ made clear that the target range of the
10-year
Japanese government bonds yield fluctuations would be between plus and minus 0.25%. In December 2022, in light of increased observed volatility in overseas financial and capital markets that affected markets in Japan, the BOJ expanded the range of
10-year
Japanese government bonds yield fluctuations to between plus and minus 0.5%. On October 31, 2023, the BOJ announced adjustments to its yield curve control policy and would regard the upper bound of 1.0% for
10-year
Japanese government bonds yields as a reference in its market operations. Thereafter, on March 19, 2024, the BOJ announced its conclusion that the policy frameworks of “quantitative and qualitative monetary easing with yield curve control” and the negative interest rate policy to date have fulfilled their roles based on its outlook toward the price stability target. In addition, the BOJ stated that it would encourage the uncollateralized overnight call rate to remain at around 0% to 0.1%, continue its long-term Japanese government bonds purchases with broadly the same amount as before and make nimble responses by continuing its long-term Japanese government bonds purchases in case of a rapid rise in long-term interest rates. Furthermore, the BOJ announced that its “interest scheme to promote lending” would be suspended from the reserve maintenance period starting on April 16, 2024. Under such circumstances, the uncollateralized overnight call rate, which is the benchmark for short-term interest rates, was around 0.1% at March 29, 2024. The yield on newly issued
10-year
Japanese government bonds, which is the benchmark for long-term interest rates, was around 0.7% at March 29, 2024. On June 14, 2024, the BOJ announced that it will reduce its purchase amount of
10-year
Japanese government bonds after the next Monetary Policy Meeting scheduled in the latter half of July 2024. This is to ensure that long-term interest rates will be formed more freely in financial markets.
The yen depreciated against the U.S. dollar from ¥133.13 at March 31, 2023 to ¥151.34 at March 29, 2024, according to the statistical data published by the BOJ.
The Nikkei Stock Average, which is a price-weighted average of 225 stocks listed on the Tokyo Stock Exchange, rose from ¥28,041.48 at March 31, 2023, to an all-time
high of ¥40,888.43 at March 22, 2024. It subsequently dropped to ¥40,369.44 at March 29, 2024.
According to a report published by the Ministry of Land, Infrastructure, Transport and Tourism of Japan, the average residential land price and the average commercial land price in Japan increased by 1.4% and 1.8%, respectively, in the calendar year 2023.

For the fiscal year ended March 31, 2024, the global economy, as a whole, slowed down, primarily due to prolonged inflation and continuing increases in real policy interest rates. However, in some countries inflation eased with energy and food prices contracting and the gradual easing of supply chain constraints.
For the fiscal year ended March 31, 2024, the U.S. economy continued to recover, primarily due to an increase in private consumption supported by the positive employment and income situation. The European economy, as a whole, had been at a standstill for the fiscal year ended March 31, 2024, primarily due to a fall in private consumption, affected by prolonged inflation and ongoing monetary tightening. In Asia, the Chinese economy showed signs of recovery for the fiscal year ended March 31, 2024, primarily due to improvements in private consumption and exports of goods and services. Asian economies other than China, continued to recover gradually for the fiscal year ended March 31, 2024, primarily due to an increase in private consumption.
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
Factors Affecting Results of Operation
Income (Loss)
We have three principal sources of operating income: net interest income, net fee and commission income, and net income from trading, financial assets and liabilities at fair value through profit or loss and investment securities.
Net Interest Income
. Net interest income, or the difference between interest income and interest expense, is determined by:

•	the amount of interest-earning assets and interest-bearing liabilities;

•	the interest spread;

•	the general level of interest rates; and

•	the proportion of interest-earning assets to interest-bearing liabilities.
Our principal interest-earning assets are loans and advances, investment securities, and deposits with banks. Our principal interest-bearing liabilities are deposits, borrowings and debt securities in issue. The interest income and expense on trading assets and liabilities, and financial assets and liabilities at fair value through profit or loss are not included in net interest income. Our net interest income is earned mainly by SMBC. SMBC controls its exposure to interest rate fluctuations through asset and liability management operations.
SMBC, like other banks in Japan, makes most domestic loans based on a short-term interest rate, the TIBOR, or a short-term prime rate, which are generally intended to reflect the cost of short-term yen funding and significantly affected by the monetary policy of the BOJ.
The BOJ announced in October 2014 the expansion of its “quantitative and qualitative monetary easing” introduced in April 2013, and in December 2015 the introduction of “supplementary measures for quantitative and qualitative monetary easing,” in order to achieve the price stability target of 2% in terms of the year-on-year
rate of increase in the CPI. In January 2016, in addition to the existing provision of ample funds, the BOJ announced the introduction of “quantitative and qualitative monetary easing with a negative interest rate.” Following the introduction of the policy, SMBC lowered its ordinary deposit rate by 0.019 percentage points from 0.02% to 0.001% in February 2016. Thereafter, the BOJ announced the introduction of a new policy framework, “quantitative and qualitative monetary easing with yield curve control” in September 2016. Under this policy framework, the BOJ would keep short-term interest rates down by maintaining its policy of applying a negative interest rate of minus 0.1% to certain excess reserves of financial institutions held at the BOJ. Moreover, the BOJ indicated it would purchase Japanese government bonds so that the yield of the
10-year
Japanese government bonds would be close to around 0% to control long-term interest rates. In March 2021, the BOJ announced the establishment of an “interest scheme to promote lending,” which would be linked to the short-term policy interest rate, as an incentive to financial institutions for part of their current account balances, based on the recognition of the importance of continuing with monetary easing in a sustainable manner and making nimble and effective responses to counter changes in developments in economic activity and prices, as well as in financial conditions. In addition, the BOJ made clear that the target range of the
10-year
Japanese government bonds yield fluctuations would be between plus and minus 0.25%. Moreover, in December 2022, in light of increased observed volatility in overseas financial and capital markets that affected markets in Japan, the BOJ expanded the range of
10-year
Japanese government bonds yield fluctuations to between plus and minus 0.5%. On October 31, 2023, the BOJ announced adjustments to its yield curve control policy and would regard the upper bound of 1.0% for
10-year
Japanese government bonds yields as a reference in its market operations. Thereafter, on March 19, 2024, the BOJ announced its conclusion that the policy frameworks of quantitative and qualitative monetary easing with yield curve control and the negative interest rate policy to date have fulfilled their roles based on its outlook toward the price stability target. In addition, the BOJ stated that it would encourage the uncollateralized overnight call rate to remain at around 0% to 0.1%, continue its long-term Japanese government bonds purchases with broadly the same amount as before and make nimble responses by continuing its long-term Japanese government bonds purchases in case of a rapid rise in long-term interest rates. Furthermore, the BOJ announced that its “interest scheme to promote lending” would be suspended from the reserve maintenance period starting on April 16, 2024. On June 14, 2024, the BOJ announced that it will reduce its purchase amount of
10-year
Japanese government bonds after the next Monetary Policy Meeting scheduled in the latter half of July 2024. This is to ensure that long-term interest rates will be formed more freely in financial markets.
The following table sets forth SMBC’s short-term prime rate, three-month TIBOR, ordinary deposit rate, long-term prime rate and ten-year
swap rate, at the dates indicated:

	At March 31,
	2024	2023	2022
Short-term prime rate	1.475%	1.475%	1.475%
Three-month TIBOR	0.261	0.075	0.067
Ordinary deposit rate	0.001	0.001	0.001
Long-term prime rate	1.600	1.450	1.100
Ten-year swap rate	0.903	0.713	0.320
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

In addition, we earn a significant amount of fees on transactions in our credit card businesses, conducted through Sumitomo Mitsui Card, and fees and commissions on transactions in our securities businesses, conducted through SMBC Nikko Securities. The principal components of Sumitomo Mitsui Card’s fees are membership fees from retailers and annual cardholders, while those of SMBC Nikko Securities’ fees and commissions are subscription and agent commissions from investment trusts sales and underwriting fees.
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
We have substantial investments in debt instruments measured at fair value through other comprehensive income. In particular, Japanese government bonds represent a significant part of our bond portfolio. We also own debt securities denominated in foreign currencies, principally the U.S. dollars. We also have investments in equity instruments measured at fair value through other comprehensive income, which consist primarily of our equity holding investments in stocks issued by our customers. Net investment income includes the gains and losses arising from the sales or redemptions of debt instruments measured at fair value through other comprehensive income and the dividend income earned from equity instruments measured at fair value through other comprehensive income. Increases in interest rates or declines in equity prices could substantially decrease the fair value of those instruments.
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
Most of our domestic equity instruments consist of publicly traded Japanese stocks. The Nikkei Stock Average increased by 0.8% from ¥27,821.43 at March 31, 2022, to ¥28,041.48 at March 31, 2023, and increased by 44.0% to ¥40,369.44 at March 29, 2024. At March 31, 2024, we had net unrealized gains on domestic equity securities of ¥3,197,856 million, an increase of ¥946,887 million from ¥2,250,969 million at March 31, 2023. For more information, see “Item 5.A. Operating Results—Financial Condition—Investment Securities.”
Equity Capital
In response to the imposition of more stringent regulatory capital requirements, we have been taking a proactive approach to managing our risk-weighted capital ratio by focusing on managing qualifying capital, including by building up our retained earnings, identifying risks, and controlling risk-weighted assets.
Foreign Currency Fluctuations
The average exchange rate used to convert dollars to yen in the consolidated financial statements included elsewhere in this annual report for the fiscal year ended March 31, 2024 was ¥144.59 per $1.00, compared to the previous fiscal year’s average exchange rate of ¥135.51 per $1.00. The percentage of revenue we earned from our foreign operations for the fiscal years ended March 31, 2024 and 2023 was 64% and 53%. For more information, see “Item 4.B. Business Overview—Revenues by Region.”
New and Amended Accounting Standards and Recent Accounting Pronouncements
See “New and Amended Accounting Standards Adopted by the Group” and “Recent Accounting Pronouncements” under Note 2 “Summary of Material Accounting Policies” to our consolidated financial statements included elsewhere in this annual report.
5.A.  OPERATING RESULTS
For discussion about our operating results for the fiscal year ended March 31, 2022, including certain comparative discussion of the fiscal years ended March 31, 2023 and 2022, please refer to “Item 5. Operating and Financial Review and Prospectus—5.A. Operating Results” in our annual report on Form
20-F
filed on June 29, 2023.
Under the economic and financial circumstances described in “Item 5. Operating and Financial Review and Prospects—Overview—Operating Environment,” we made a profit through our commercial banking and other financial services businesses. Our total operating income increased by ¥158,397 million from ¥3,790,676 million for the fiscal year ended March 31, 2023 to ¥3,949,073 million for the fiscal year ended March 31, 2024, primarily due to increases in net interest income, net fee and commission income, and net income from financial assets and liabilities at fair value through profit or loss, which were partially offset by a decrease in net trading income. However, our net profit decreased by ¥40,099 million from ¥935,849 million for the fiscal year ended March 31, 2023 to ¥895,750 million for the fiscal year ended March 31, 2024, due to an increase in operating expenses, which was partially offset by the increase in total operating income described above.
Our total assets increased by ¥23,584,599 million from ¥257,687,038 million at March 31, 2023 to ¥281,271,637 million at March 31, 2024, primarily due to an increase in loans and advances.

Our total liabilities increased by ¥20,842,466 million from ¥244,150,073 million at March 31, 2023 to ¥264,992,539 million at March 31, 2024, primarily due to an increase in deposits.
Our total equity increased by ¥2,742,133 million from ¥13,536,965 million at March 31, 2023 to ¥16,279,098 million at March 31, 2024, primarily due to increases in retained earnings, other reserves and equity attributable to other equity instruments holders.
Operating Results
The following table presents information as to our income, expenses and net profit for the fiscal years ended March 31, 2024 and 2023.

	For the fiscal year ended March 31,
	2024	2023

	(In millions, except per share data)
Interest income	¥5,944,398	¥3,696,076
Interest expense	4,053,635	1,941,006

Net interest income	1,890,763	1,755,070

Fee and commission income	1,469,847	1,262,734
Fee and commission expense	233,715	222,920

Net fee and commission income	1,236,132	1,039,814

Net trading income	349,520	626,043
Net income from financial assets and liabilities at fair value through profit or loss	323,217	173,311
Net investment income	29,844	15,611
Other income	119,597	180,827

Total operating income	3,949,073	3,790,676

Impairment charges on financial assets	205,096	148,464

Net operating income	3,743,977	3,642,212

General and administrative expenses	2,229,701	1,965,417
Other expenses	466,857	502,347

Operating expenses	2,696,558	2,467,764

Share of post-tax profit of associates and joint ventures	160,370	87,428

Profit before tax	1,207,789	1,261,876

Income tax expense	312,039	326,027

Net profit	¥895,750	¥935,849

Profit attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥873,346	¥911,831
Non-controlling interests	8,641	12,708
Other equity instruments holders	13,763	11,310
Earnings per share:
Basic	¥657.13	¥668.12
Diluted	656.94	667.89
Total operating income increased by ¥158,397 million, or 4%, from ¥3,790,676 million for the fiscal year ended March 31, 2023 to ¥3,949,073 million for the fiscal year ended March 31, 2024, primarily due to increases in net interest income of ¥135,693 million, net fee and commission income of ¥196,318 million, and net income from financial assets and liabilities at fair value through profit or loss of ¥149,906 million, which were partially offset by a decrease in net trading income of ¥276,523 million. Although impairment charges on financial assets increased, net operating income also increased by ¥101,765 million from ¥3,642,212 million for the fiscal year ended March 31, 2023 to ¥3,743,977 million for the fiscal year ended March 31, 2024.
Net profit decreased by ¥40,099 million from ¥935,849 million for the fiscal year ended March 31, 2023 to ¥895,750 million for the fiscal year ended March 31, 2024, as a result of an increase in general and administrative expenses, which was partially offset by the increase in net operating income described above.
Net Interest Income
The following tables show the average balances of our statement of financial position items, related interest income, interest expense, net interest income and average rates for the fiscal years ended March 31, 2024 and 2023.

	For the fiscal year ended March 31,
	2024			2023
	Average balance (3)	Interest income	Average rate	Average balance (3)	Interest income	Average rate

	(In millions, except percentages)
Interest-earning assets:
Interest-earning deposits with banks:
Domestic offices	¥773,938	¥7,039	0.91%	¥825,919	¥8,889	1.08%
Foreign offices	11,070,392	572,765	5.17%	10,400,549	300,815	2.89%

Total	11,844,330	579,804	4.90%	11,226,468	309,704	2.76%

Call loans and bills bought, reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	11,379,074	79,841	0.70%	11,158,315	27,777	0.25%
Foreign offices	8,536,516	328,524	3.85%	6,192,287	102,839	1.66%

Total	19,915,590	408,365	2.05%	17,350,602	130,616	0.75%

Investment securities (1) :
Domestic offices	18,289,128	236,610	1.29%	18,999,935	82,984	0.44%
Foreign offices	7,843,093	257,098	3.28%	6,051,591	135,027	2.23%

Total	26,132,221	493,708	1.89%	25,051,526	218,011	0.87%

Loans and advances (2) :
Domestic offices	69,795,241	1,203,417	1.72%	66,849,437	1,002,229	1.50%
Foreign offices	47,182,431	3,259,104	6.91%	46,551,468	2,035,516	4.37%

Total	116,977,672	4,462,521	3.81%	113,400,905	3,037,745	2.68%

Total interest-earning assets:
Domestic offices	100,237,381	1,526,907	1.52%	97,833,606	1,121,879	1.15%
Foreign offices	74,632,432	4,417,491	5.92%	69,195,895	2,574,197	3.72%

Total	¥174,869,813	¥5,944,398	3.40%	¥167,029,501	¥3,696,076	2.21%

	For the fiscal year ended March 31,
	2024			2023
	Average balance (3)	Interest expense	Average rate	Average balance (3)	Interest expense	Average rate

	(In millions, except percentages)
Interest-bearing liabilities:
Deposits:
Domestic offices	¥103,168,004	¥217,776	0.21%	¥101,243,116	¥99,999	0.10%
Foreign offices	41,198,120	1,955,469	4.75%	38,080,063	968,751	2.54%

Total	144,366,124	2,173,245	1.51%	139,323,179	1,068,750	0.77%

Call money and bills sold, repurchase agreements and cash collateral on securities lent:
Domestic offices	12,475,833	360,268	2.89%	11,764,350	108,498	0.92%
Foreign offices	8,390,852	448,131	5.34%	7,620,598	190,693	2.50%

Total	20,866,685	808,399	3.87%	19,384,948	299,191	1.54%

Borrowings and other interest- bearing liabilities:
Domestic offices	16,314,414	112,145	0.69%	16,888,382	67,692	0.40%
Foreign offices	1,480,614	85,426	5.77%	1,152,211	58,928	5.11%

Total	17,795,028	197,571	1.11%	18,040,593	126,620	0.70%

Debt securities in issue:
Domestic offices	10,362,345	609,554	5.88%	9,129,232	314,173	3.44%
Foreign offices	2,443,321	131,215	5.37%	2,564,817	59,140	2.31%

Total	12,805,666	740,769	5.78%	11,694,049	373,313	3.19%

Premiums for deposit insurance and others:
Domestic offices	—	26,579	—	—	20,696	—
Foreign offices	—	107,072	—	—	52,436	—

Total	—	133,651	—	—	73,132	—

Total interest-bearing liabilities:
Domestic offices	142,320,596	1,326,322	0.93%	139,025,080	611,058	0.44%
Foreign offices	53,512,907	2,727,313	5.10%	49,417,689	1,329,948	2.69%

Total	¥195,833,503	¥4,053,635	2.07%	¥188,442,769	¥1,941,006	1.03%

Net interest income and interest rate spread		¥1,890,763	1.33%		¥1,755,070	1.18%

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

The following tables show changes in our interest income, interest expense and net interest income based on changes in volume and changes in rate for the fiscal year ended March 31, 2024 compared to the fiscal year ended March 31, 2023.

	Fiscal year ended March 31, 2024 compared to fiscal year ended March 31, 2023 Increase / (decrease)
	Volume	Rate	Net change

	(In millions)
Interest income:
Interest-earning deposits with banks:
Domestic offices	¥(536)	¥(1,314)	¥(1,850)
Foreign offices	20,511	251,439	271,950

Total	19,975	250,125	270,100

Call loans and bills bought, reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	563	51,501	52,064
Foreign offices	50,361	175,324	225,685

Total	50,924	226,825	277,749

Investment securities:
Domestic offices	(3,242)	156,868	153,626
Foreign offices	47,212	74,859	122,071

Total	43,970	231,727	275,697

Loans and advances:
Domestic offices	45,684	155,504	201,188
Foreign offices	27,938	1,195,650	1,223,588

Total	73,622	1,351,154	1,424,776

Total interest income:
Domestic offices	42,469	362,559	405,028
Foreign offices	146,022	1,697,272	1,843,294

Total	¥188,491	¥2,059,831	¥2,248,322

	Fiscal year ended March 31, 2024 compared to fiscal year ended March 31, 2023 Increase / (decrease)
	Volume	Rate	Net change

	(In millions)
Interest expense:
Deposits:
Domestic offices	¥1,961	¥115,816	¥117,777
Foreign offices	85,126	901,592	986,718

Total	87,087	1,017,408	1,104,495

Call money and bills sold, repurchase agreements and cash collateral on securities lent:
Domestic offices	6,931	244,839	251,770
Foreign offices	21,044	236,394	257,438

Total	27,975	481,233	509,208

Borrowings and other interest-bearing liabilities:
Domestic offices	(2,370)	46,823	44,453
Foreign offices	18,273	8,225	26,498

Total	15,903	55,048	70,951

Debt securities in issue:
Domestic offices	35,548	259,833	295,381
Foreign offices	(6,304)	78,379	72,075

Total	29,244	338,212	367,456

Premiums for deposit insurance and others:
Domestic offices	5,883	—	5,883
Foreign offices	54,636	—	54,636

Total	60,519	—	60,519

Total interest expense:
Domestic offices	47,953	667,311	715,264
Foreign offices	172,775	1,224,590	1,397,365

Total	¥220,728	¥1,891,901	¥2,112,629

Net interest income:
Domestic offices	¥(5,484)	¥(304,752)	¥(310,236)
Foreign offices	(26,753)	472,682	445,929

Total	¥(32,237)	¥167,930	¥135,693

Interest Income
Our interest income increased by ¥2,248,322 million, or 61% from ¥3,696,076 million for the fiscal year ended March 31, 2023 to ¥ 5,944,398 million for the fiscal year ended March 31, 2024. This increase was primarily due to an increase in interest on loans and advances of ¥1,424,776 million, or 47%. Interest income on loans and advances increased by ¥201,188 million, or 20% at domestic offices and by ¥1,223,588 million, or 60% at foreign offices. The increase at domestic offices was primarily due to an increase in the average rate of loans, reflecting an increase in loans with higher interest rates such as LBO financing, although this was partially offset by repayments of loans such as consumer housing loans with higher interest rates which had been extended in the past. The increase at foreign offices was primarily due to an increase in the average rate of loans, reflecting increases in the market interest rate as well as the interest rate spread through the expansion of high-margin assets and the reduction of low-margin
assets.

Interest Expense
Our interest expense increased by ¥2,112,629 million, or 109%, from ¥1,941,006 million for the fiscal year ended March 31, 2023 to ¥4,053,635 million for the fiscal year ended March 31, 2024, primarily due to an increase in interest expenses on deposits. Our interest expense on deposits increased by ¥1,104,495 million, or 103%, from ¥1,068,750 million for the fiscal year ended March 31, 2023 to ¥2,173,245 million for the fiscal year ended March 31, 2024, primarily due to an increase in the average rate of deposit, reflecting an increase in the market interest rate.
Net Interest Income
Our net interest income increased by ¥135,693 million, or 8%, from ¥1,755,070 million for the fiscal year ended March 31, 2023 to ¥1,890,763 million for the fiscal year ended March 31, 2024. This was primarily due to an increase in the average rate on interest-earning assets at foreign offices, mainly loans and advances, but offset by an increase in the average rate on interest-bearing liabilities at foreign offices, mainly deposits.
From the fiscal year ended March 31, 2023 to March 31, 2024, the average rate on loans and advances at domestic offices increased by 0.22 percentage points from 1.50% to 1.72%. The average rate on loans and advances at foreign offices increased by 2.54 percentage points from 4.37% to 6.91%, resulting in the total for loans and advances increasing by 1.13 percentage points from 2.68% to 3.81%. On the other hand, the average rate on deposits increased by 0.74 percentage points from 0.77% to 1.51%, primarily due to an increase in the average rate on deposits at foreign offices by 2.21 percentage points from 2.54% to 4.75%.
Net Fee and Commission Income
The following table sets forth our net fee and commission income for the periods shown.

	For the fiscal year ended March 31,
	2024	2023

	(In millions)
Fee and commission income from:
Loans	¥160,758	¥145,078
Credit card business	432,983	380,345
Guarantees	82,323	71,612
Securities-related business	196,019	119,403
Deposits	18,437	18,230
Remittances and transfers	152,121	146,507
Safe deposits	4,321	4,228
Trust fees	8,195	6,753
Investment trusts	166,532	144,940
Agency	9,538	9,368
Others	238,620	216,270

Total fee and commission income	1,469,847	1,262,734

Fee and commission expense from:
Remittances and transfers	30,197	28,885
Others	203,518	194,035

Total fee and commission expense	233,715	222,920

Net fee and commission income	¥1,236,132	¥1,039,814

Fee and commission income increased by ¥207,113 million, or 16%, from ¥1,262,734 million for the fiscal year ended March 31, 2023 to ¥1,469,847 million for the fiscal year ended March 31, 2024. Primary sources of fee and commission income are fees obtained through our credit card business, fees and commissions obtained though securities-related business, fees and commissions obtained through investment trusts, loan transaction fees, and remittance and transfer fees. The increase in fee and commission income was primarily due to an increase in fees obtained through our securities-related business, reflecting a growing investment appetite in wealth management, and an increase in fees obtained through our credit card business, reflecting the increase in cashless payments.
Fee and commission expense was ¥233,715 million for the fiscal year ended March 31, 2024, increased by ¥10,795 million from ¥222,920 million for the fiscal year ended March 31, 2023.
As a result, net fee and commission income increased by ¥196,318 million from ¥1,039,814 million for the fiscal year ended March 31, 2023 to ¥1,236,132 million for the fiscal year ended March 31, 2024.
Net Income from Trading, Financial Assets and Liabilities at Fair Value Through Profit or Loss and Investment Securities
The following table sets forth our net income from trading, financial assets and liabilities at fair value through profit or loss and investment securities for the periods shown.

	For the fiscal year ended March 31,
	2024	2023

	(In millions)
Net trading income:
Interest rate	¥179,954	¥351,815
Foreign exchange	148,064	317,203
Equity	26,626	(40,691)
Credit	(4,668)	(3,902)
Others	(456)	1,618

Total net trading income	¥349,520	¥626,043

Net income from financial assets and liabilities at fair value through profit or loss:
Net income from financial assets mandatorily at fair value through profit or loss:
Net income from debt instruments	¥328,657	¥115,291
Net income from equity instruments	6,062	1,439
Net income (loss) from financial liabilities designated at fair value through profit or loss	(11,502)	56,581

Total net income from financial assets and liabilities at fair value through profit or loss	¥323,217	¥173,311

Net investment income:
Net loss from disposal of debt instruments	¥(85,823)	¥(89,150)
Dividend income	115,667	104,761

Total net investment income	¥29,844	¥15,611

Net trading income, which includes income and losses from trading assets and liabilities and derivative financial instruments, decreased by ¥276,523 million from ¥626,043 million for the fiscal year ended March 31, 2023 to ¥349,520 million for the fiscal year ended March 31, 2024. The decrease was primarily due to a decrease in net trading income from interest rate related transactions and foreign exchange transactions.
We have carried out hedging transactions mainly to hedge the interest rate risk of financial assets and liabilities and the foreign exchange risk of foreign currency denominated assets and liabilities. Of those hedges, economic hedges are economically effective for risk management but are not accounted for as hedge accounting under IFRS.

As for the economic hedges against interest rate risk, hedged items include loans and deposits and hedging instruments are derivative financial instruments such as interest rate swaps. As for the economic hedges against foreign exchange risk, hedged items are foreign currency denominated assets and liabilities and hedging instruments are currency derivatives. Economic hedge transactions may lead to accounting mismatches (i.e., when the gains or losses on the hedged items and hedging instruments do not arise at the same time, or the hedged items and hedging instruments do not offset each other either in profit or loss, or in other comprehensive income), and may result in significant fluctuations in net trading income.
Net income from financial assets and liabilities at fair value through profit or loss increased by ¥149,906 million from a net income of ¥173,311 million for the fiscal year ended March 31, 2023 to a net income of ¥323,217 million for the fiscal year ended March 31, 2024. This was primarily due to an increase in net gains from changes in the fair value of equity index-linked investment trusts, which was partially offset by a decrease in net gains from changes in the fair value of debt securities in issue designated at fair value through profit or loss.
Net investment income increased by ¥14,233 million from ¥15,611 million for the fiscal year ended March 31, 2023 to ¥29,844 million for the fiscal year ended March 31, 2024. This was primarily due to an increase in dividend from publicly traded Japanese stocks.
Impairment Charges on Financial Assets
The following table sets forth our impairment charges (reversals) on financial assets for the periods shown.

	For the fiscal year ended March 31,
	2024	2023

	(In millions)
Loans and advances	¥222,894	¥138,176
Loan commitments	(13,875)	8,016
Financial guarantees	(3,923)	2,272

Total impairment charges on financial assets	¥205,096	¥148,464

Our impairment charges on financial assets consist of losses relating to loans and advances, loan commitments and financial guarantee contracts. Impairment charges on these financial assets are mainly affected by the economic environment and financial conditions of borrowers.
Impairment charges on financial assets increased by ¥56,632 million from ¥148,464 million for the fiscal year ended March 31, 2023 to ¥205,096 million for the fiscal year ended March 31, 2024. The increase was primarily due to an increase in the provision for loan losses related to some large corporate borrowers and the expansion of the business of our consumer finance subsidiaries. For detailed information on provision for loan losses, see “—Financial Condition—Allowance for Loan Losses.”

General and Administrative Expenses
The following table sets forth our general and administrative expenses for the periods shown.

	For the fiscal year ended March 31,
	2024	2023

	(In millions)
Personnel expenses	¥1,028,875	¥922,452
Depreciation and amortization	276,534	262,702
Building and maintenance expenses	8,992	7,847
Supplies expenses	17,101	14,571
Communication expenses	31,650	31,182
Publicity and advertising expenses	172,807	143,500
Taxes and dues	100,428	84,020
Outsourcing expenses	144,994	123,293
Office equipment expenses	81,430	70,151
Others	366,890	305,699

Total general and administrative expenses	¥2,229,701	¥1,965,417

General and administrative expenses increased by ¥264,284 million, or 13%, from ¥1,965,417 million for the fiscal year ended March 31, 2023 to ¥2,229,701 million for the fiscal year ended March 31, 2024. The increase was primarily due to the higher marketing costs in our credit card business, which is successfully increasing new customers, an increase in investment in employees and system development both domestically and globally based on our growth strategies for the future, the effects of inflation and the impact of the depreciation of the yen on our foreign operations.
Share of
Post-tax
Profit of Associates and Joint Ventures
Share of
post-tax
profit of associates and joint ventures increased by ¥72,942 million from ¥87,428 million for the fiscal year ended March 31, 2023 to ¥160,370 million for the fiscal year ended March 31, 2024. This was primarily because SMBC Aviation Capital Limited, our equity-method associate, recognized a gain upon receipt of cash insurance settlement proceeds in respect of previously leased aircraft.
Income Tax Expense
Income tax expense decreased by ¥13,988 million from ¥326,027 million for the fiscal year ended March 31, 2023 to ¥312,039 million for the fiscal year ended March 31, 2024. The decrease was primarily due to an increase in deferred tax benefit related to derivative financial instruments, which was partially offset by an increase in current income tax expense resulting from an increase in taxable income.
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

Segmental Results of Operations
The following tables show our results of operations by business segment for the fiscal years ended March 31, 2024 and 2023. During the current year, changes were made to the allocation logic from the Head office account and others to other business segments in our managerial accounting, which became effective from April 1, 2023. The comparative information for the fiscal year ended March 31, 2023 has been represented on a consistent basis with that updated allocation logic and to eliminate the impact of factors such as changes in interest rates and exchange rates that may distort the comparison. The effects of the adjustments are included in the Head office account and others.
For the fiscal year ended March 31, 2024:

	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total

	(In billions)
Consolidated gross profit (1)	¥835.2	¥1,290.0	¥1,375.9	¥526.2	¥(288.5)	¥3,738.8
General and administrative expenses	(311.0)	(1,079.9)	(809.3)	(165.3)	114.9	(2,250.6)
Others (2)	107.9	5.6	78.3	29.0	(148.8)	72.0

Consolidated net business profit	¥632.1	¥215.7	¥644.9	¥389.9	¥(322.4)	¥1,560.2

For the fiscal year ended March 31, 2023:
	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total

	(In billions)
Consolidated gross profit (1)	¥742.0	¥1,170.0	¥1,216.2	¥461.8	¥(419.8)	¥3,170.2
General and administrative expenses	(286.2)	(996.7)	(708.0)	(150.5)	192.2	(1,949.2)
Others (2)	101.5	4.7	15.5	28.8	(95.1)	55.4

Consolidated net business profit	¥557.3	¥178.0	¥523.7	¥340.1	¥(322.7)	¥1,276.4

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

The following are explanations of our results of operations by business segment for the fiscal year ended March 31, 2024.
Wholesale Business Unit
Consolidated gross profit for the fiscal year ended March 31, 2024 was ¥835.2 billion and increased by ¥93.2 billion compared to the fiscal year ended March 31, 2023. This was primarily due to increases in interest income on loans and fees and commission income related to structured finance and security business.
General and administrative expenses for the fiscal year ended March 31, 2024 was ¥311.0 billion and increased by ¥24.8 billion compared to the fiscal year ended March 31, 2023.
Others for the fiscal year ended March 31, 2024 was ¥107.9 billion.
As a result, consolidated net business profit for the fiscal year ended March 31, 2024 was ¥632.1 billion and increased by ¥74.8 billion compared to the fiscal year ended March 31, 2023.

Retail Business Unit
Consolidated gross profit for the fiscal year ended March 31, 2024 was ¥1,290.0 billion and increased by ¥120.0 billion compared to the fiscal year ended March 31, 2023. This was primarily due to increases in income from the payment businesses of Sumitomo Mitsui Card and the wealth management businesses of SMBC Nikko Securities reflecting the recovery in the market environment.
General and administrative expenses for the fiscal year ended March 31, 2024 was ¥1,079.9 billion and increased by ¥83.2 billion compared to the fiscal year ended March 31, 2023. This was primarily due to an increase in the revenue-linked variable costs of Sumitomo Mitsui Card.
Others for the fiscal year ended March 31, 2024 was ¥5.6 billion.
As a result, consolidated net business profit for the fiscal year ended March 31, 2024 was ¥215.7 billion and increased by ¥37.7 billion compared to the fiscal year ended March 31, 2023.
Global Business Unit
Consolidated gross profit for the fiscal year ended March 31, 2024 was ¥1,375.9 billion and increased by ¥159.7 billion compared to the fiscal year ended March 31, 2023. This was primarily due to increases in interest on loans and loan-related fees.
General and administrative expenses for the fiscal year ended March 31, 2024 was ¥809.3 billion and increased by ¥101.3 billion compared to the fiscal year ended March 31, 2023. This was primarily due to increases in expenses related to overseas business development and enhancement of the governance system.
Others for the fiscal year ended March 31, 2024 was ¥78.3 billion and increased by ¥62.8 billion compared to the fiscal year ended March 31, 2023. This was because SMBC Aviation Capital Limited, our equity-method associate, recognized a gain upon receipt of cash insurance settlement proceeds in respect of previously leased aircraft.
As a result, consolidated net business profit for the fiscal year ended March 31, 2024 was ¥644.9 billion and increased by ¥121.2 billion compared to the fiscal year ended March 31, 2023.
Global Markets Business Unit
Consolidated gross profit for the fiscal year ended March 31, 2024 was ¥526.2 billion and increased by ¥64.4 billion compared to the fiscal year ended March 31, 2023. This was primarily due to nimble portfolio management and an increase in the sales and trading profits of SMBC Nikko Securities.
General and administrative expenses for the fiscal year ended March 31, 2024 was ¥165.3 billion and increased by ¥14.8 billion compared to the fiscal year ended March 31, 2023.
Others for the fiscal year ended March 31, 2024 was ¥29.0 billion.
As a result, consolidated net business profit for the fiscal year ended March 31, 2024 was ¥389.9 billion and increased by ¥49.8 billion compared to the fiscal year ended March 31, 2023.

Financial Condition
Assets
Our total assets increased by ¥23,584,599 million from ¥257,687,038 million at March 31, 2023 to ¥281,271,637 million at March 31, 2024. The increase was primarily due to an increase in loans and advances.
Our assets at March 31, 2024 and 2023 were as follows.

	At March 31,
	2024	2023

	(In millions)
Cash and deposits with banks	¥78,750,443	¥76,465,511
Call loans and bills bought	5,336,280	5,684,812
Reverse repurchase agreements and cash collateral on securities borrowed	14,148,667	11,024,084
Trading assets	6,512,061	4,585,915
Derivative financial instruments	9,909,272	8,649,947
Financial assets at fair value through profit or loss	2,376,129	1,488,239
Investment securities	30,149,837	27,595,598
Loans and advances	121,716,465	111,891,134
Investments in associates and joint ventures	1,552,645	1,141,250
Property, plant and equipment	1,347,093	1,832,241
Intangible assets	1,025,548	905,028
Other assets	8,327,942	6,167,202
Current tax assets	61,175	190,267
Deferred tax assets	58,080	65,810

Total assets	¥281,271,637	¥257,687,038

Loans and Advances
Our main operating activity is the lending business. We make loans and extend other types of credit principally to corporate and individual customers in Japan and to corporate customers in foreign countries.
At March 31, 2024, our loans and advances were ¥121,716,465 million, or 43% of total assets, representing an increase of ¥9,825,331 million, or 9%, from ¥111,891,134 million at March 31, 2023. The increase in loans and advances to domestic customers was primarily due to our response to our domestic corporate customers’ financing needs, such as early financing in anticipation of an increase in interest rates prior to the lifting of the negative interest rate policy by the Bank of Japan in March 2024, and large M&A financing. The increase in loans and advances to foreign customers was primarily due to the translation impact of the depreciation of the yen, which was partially offset by the reduction of low-margin
assets and a decline in loan demand.

Domestic
Through SMBC and other banking and
non-bank
subsidiaries, we make loans to a broad range of industrial, commercial and individual customers in Japan. The following table shows our outstanding loans and advances to customers whose domiciles are in Japan, classified by industry, before deducting the allowance for loan losses, and adjusting unearned income, unamortized premiums-net
and deferred loan
fees-net
at the dates indicated.

	At March 31,
	2024	2023

	(In millions)
Manufacturing	¥11,280,268	¥10,654,680
Agriculture, forestry, fisheries and mining	243,528	379,701
Construction	1,107,013	949,426
Transportation, communications and public enterprises	6,320,575	6,464,350
Wholesale and retail	6,222,405	6,143,314
Finance and insurance	3,877,554	3,901,580
Real estate and goods rental and leasing	16,921,046	15,604,512
Services	5,449,640	4,896,764
Municipalities	573,667	687,606
Lease financing	48,492	12,712
Consumer (1)	16,426,993	15,886,487
Others (2)	2,691,225	2,109,447

Total domestic	¥71,162,406	¥67,690,579

(1)	The balance in Consumer mainly consists of housing loans. The housing loan balances amounted to ¥11,008,530 million and ¥10,784,572 million at March 31, 2024 and 2023, respectively.
(2)	The balance in Others includes loans and advances to the Government of Japan.
Foreign
The following table shows the outstanding loans and advances to our customers whose domiciles are not in Japan, classified by industry, before deducting the allowance for loan losses, and adjusting unearned income, unamortized premiums-net
and deferred loan
fees-net
at the dates indicated.

	At March 31,
	2024	2023

	(In millions)
Public sector	¥598,598	¥291,238
Financial institutions	10,874,863	9,283,249
Commerce and industry	33,669,222	30,369,262
Lease financing	276,063	295,199
Others	6,604,968	5,214,300

Total foreign	¥52,023,714	¥45,453,248

Allowance for Loan Losses
We calculate the allowance for loan losses using the latest assignment of obligor grades (our internal credit rating) and supplementary data such as the borrowers’ operating cash flows, realizable value of collateral and recent economic conditions.
For the fiscal year ended March 31, 2024, the allowance for loan losses increased by ¥114,886 million, or 13.3%, from ¥864,114 million at beginning of the period to ¥979,000 million at end of period.

The balance of the allowance for loan losses increases when a provision for loan losses is recognized and decreases when charge-offs are recognized through the sales of loans and write-offs. As we recorded a provision for loan losses of ¥222,894 million and charge-offs of ¥184,608 million for the fiscal year ended March 31, 2024, the provision for loan losses exceeded charge-offs and the overall allowance for loan losses increased.
The provision for loan losses increased by ¥84,718 million to ¥222,894 million for the fiscal year ended March 31, 2024 as compared to ¥138,176 million for the fiscal year ended March 31, 2023. The increase was primarily due to an increase in the provision for loan losses related to some large corporate borrowers and the expansion of the business of our consumer finance subsidiaries.
For the fiscal year ended March 31, 2024, for the Russian exposure, we evaluated the forward-looking impact on credit risks and losses based on factors such as the possibility that payment of principal or interest would be delayed or the request for loan restructuring would be made due to the prolonged impact of sanctions targeting Russia imposed by the Japanese government and authorities in several other jurisdictions, Russia’s measures to defend its economy and mitigate the effect of sanctions, and a deterioration of the credit condition of Russia. In addition, we also considered the prolonged difficulty in collecting some of the repayment funds from Russian customers through remittances out of Russia due to the orders by the Russian authorities. For the high interest rates in foreign countries from the global monetary tightening, we evaluated the forward-looking impact on credit risks and losses in light of the increased interest payment burden on companies. For the changes in the domestic business environment, additional ECL adjustments included the consideration of the increasing material and labor costs, the termination of the government support measures and the lifting of the negative interest rate policy. We evaluated the forward-looking impact on credit risks and losses of certain industry-related portfolios selected based on changes in factors such as the market conditions and bankruptcy trends.
At March 31, 2024, our credit risk exposure to Russian borrowers was approximately ¥284 billion and the ECL for that exposure was ¥86,751 million. In addition, the additional ECL adjustments for the portfolios affected by the high interest rates in foreign countries due to the global monetary tightening and for the portfolios affected by the changes in the domestic business environment were ¥15,634 million and ¥14,004 million, respectively.
Charge-offs decreased by ¥125,676 million from the previous fiscal year to ¥184,608 million for the fiscal year ended March 31, 2024. Charge-offs of domestic loans and advances decreased by ¥131,402 million compared to the previous fiscal year to ¥128,072 million for the fiscal year ended March 31, 2024. Charge-offs of foreign loans and advances increased by ¥5,726 million compared to the previous fiscal year to ¥56,536 million for the fiscal year ended March 31, 2024.
The following tables show our allowance for loan losses for each of the periods indicated.

	At March 31, 2024
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit- impaired	Total

	(In millions)
Allowance for loan losses:
Balance at April 1, 2023	¥187,455	¥240,494	¥436,165	¥864,114
Net transfers between stages	(4,779)	(9,283)	14,062	—
Provision for loan losses	2,428	15,774	204,692	222,894
Charge-offs (1)	—	—	184,608	184,608
Recoveries	—	—	16,904	16,904

Net charge-offs	—	—	167,704	167,704
Others (2)	11,221	10,557	37,918	59,696

Balance at March 31, 2024	¥196,325	¥257,542	¥525,133	¥979,000

	At March 31, 2023
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit- impaired	Total

	(In millions)
Allowance for loan losses:
Balance at April 1, 2022	¥162,919	¥247,020	¥583,115	¥993,054
Net transfers between stages	(11,154)	(10,157)	21,311	—
Provision (credit) for loan losses	29,264	(5,591)	114,503	138,176
Charge-offs (1)	—	—	310,284	310,284
Recoveries	—	—	16,948	16,948

Net charge-offs	—	—	293,336	293,336
Others (2)	6,426	9,222	10,572	26,220

Balance at March 31, 2023	¥187,455	¥240,494	¥436,165	¥864,114

(1)	Charge-offs consist of the reduction of the allowance through the sales of loans and write-offs.
(2)	Others mainly include foreign exchange translations for the fiscal years ended March 31, 2024 and 2023.
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

The following table shows the distribution of impaired loans and advances by “potentially bankrupt, virtually bankrupt and bankrupt (loans and advances),” “past due three months or more (loans),” “restructured (loans)” and “other impaired (loans and advances)” at March 31, 2024 and 2023 classified by domicile and type of industry of the borrowers. At March 31, 2024, gross impaired loans and advances were ¥1,338,444 million, an increase of ¥167,782 million from ¥1,170,662 million at March 31, 2023. The ratio of gross impaired loans and advances to the outstanding loans and advances before deducting the allowance for loan losses, and adjusting unearned income, unamortized premiums-net
and deferred loan
fees-net
was 1.1% at March 31, 2024, an increase of 0.1 percentage points from 1.0% at March 31, 2023.

	At March 31,
	2024	2023

	(In millions)
Potentially bankrupt, virtually bankrupt and bankrupt (loans and advances):
Domestic:
Manufacturing	¥87,636	¥47,760
Agriculture, forestry, fisheries and mining	1,939	2,415
Construction	6,733	7,085
Transportation, communications and public enterprises	29,069	47,951
Wholesale and retail	75,109	55,636
Finance and insurance	148	1,412
Real estate and goods rental and leasing	25,541	30,191
Services	135,939	78,124
Consumer	135,310	128,853
Others	8,887	6,539

Total domestic	506,311	405,966

Foreign:
Financial institutions	10,254	18,048
Commerce and industry	388,047	281,326
Others	70,674	31,609

Total foreign	468,975	330,983

Total	975,286	736,949

Past due three months or more (loans):
Domestic	47,350	29,589
Foreign	26,954	3,962

Total	74,304	33,551

Restructured (loans):
Domestic	196,398	199,370
Foreign	43,680	94,443

Total	240,078	293,813

Other impaired (loans and advances):
Domestic	39,041	103,206
Foreign	9,735	3,143

Total	48,776	106,349

Gross impaired loans and advances	1,338,444	1,170,662

Less: Allowance for loan losses for impaired loans and advances	(525,133)	(436,165)

Net impaired loans and advances	¥813,311	¥734,497

In addition to the discussion in this section, see Note 46 “Financial Risk Management—Credit Risk” to our consolidated financial statements included elsewhere in this annual report.

Investment Securities
Our investment securities, including debt instruments at amortized cost, debt instruments at fair value through other comprehensive income and equity instruments at fair value through other comprehensive income, totaled ¥30,149,837 million at March 31, 2024, an increase of ¥2,554,239 million, or 9%, from ¥27,595,598 million at March 31, 2023. The increase in our investment securities was primarily due to increases in our holdings of U.S. Treasury and other U.S. government agency bonds, bonds issued by governments and official institutions excluding U.S. Treasury and other U.S. government agency bonds and mortgage-backed securities, which was partially offset by a decrease in our holdings of Japanese government bonds.
Our bond portfolio is principally held for asset and liability management purposes. It mostly consisted of Japanese government bonds, U.S. Treasury securities and bonds issued or guaranteed by foreign governments, government agencies or official institutions.
Our debt instruments at amortized cost amounted to ¥316,392 million at March 31, 2024, an increase of ¥80,825 million, or 34%, from ¥235,567 million at March 31, 2023, primarily due to increases in our holdings of Japanese municipal bonds and Japanese corporate bonds.
Domestic debt instruments at fair value through other comprehensive income amounted to ¥9,395,945 million at March 31, 2024, a decrease of ¥2,215,016 million, or 19%, from ¥11,610,961 million at March 31, 2023. The decrease was primarily due to a decrease in our holdings of Japanese government bonds. As for our foreign debt instruments at fair value through other comprehensive income, we had ¥14,620,239 million at March 31, 2024, which was an increase of ¥3,419,777 million, or 31%, from ¥11,200,462 million at March 31, 2023. Most of our foreign debt instruments, including mortgage-backed securities, are issued or guaranteed by foreign governments, government agencies or official institutions. The increase was primarily due to increases in our holdings of U.S. Treasury and other U.S. government agency bonds, bonds issued by governments and official institutions excluding U.S. Treasury and other U.S. government agency bonds and mortgage-backed securities. Net unrealized losses on our foreign debt instruments amounted to ¥721,334 million at March 31, 2024, as compared to net unrealized losses of ¥700,206 million at March 31, 2023. This was primarily due to a decline in the fair value of the foreign debt instruments held, reflecting a rise in U.S. interest rates.
We had ¥4,398,910 million of domestic equity instruments and ¥1,418,351 million of foreign equity instruments at March 31, 2024, for which we made an irrevocable election at initial recognition to present subsequent changes in fair value in other comprehensive income under IFRS 9 “Financial Instruments.” Our domestic equity instruments, which consisted principally of publicly traded Japanese stocks and included common and preferred stocks issued by our customers, increased by ¥810,946 million, or 23%, from ¥3,587,964 million at March 31, 2023 to ¥4,398,910 million at March 31, 2024. Net unrealized gains on our domestic equity instruments increased by ¥946,887 million, or 42%, from ¥2,250,969 million at March 31, 2023 to ¥3,197,856 million at March 31, 2024. The increase was primarily due to an increase in the fair value of publicly traded Japanese stocks. Net unrealized gains on our foreign equity instruments increased by ¥411,862 million, or 59%, from ¥697,032 million at March 31, 2023 to ¥1,108,894 million at March 31, 2024, mainly reflecting favorable conditions in overseas stock markets.
We have no transactions pursuant to repurchase agreements, securities lending transactions or other transactions involving the transfer of financial assets with an obligation to repurchase such transferred assets that are treated as sales for accounting purposes.

The following tables show the amortized cost, gross unrealized gains and losses, and fair value of our investment securities, which are classified as debt instruments at amortized cost, debt instruments at fair value through other comprehensive income and equity instruments at fair value through other comprehensive income at March 31, 2024 and 2023.

	At March 31, 2024
	Amortized cost (1)	Gross unrealized gains	Gross unrealized losses	Fair value

	(In millions)
Debt instruments at amortized cost:
Domestic:
Japanese government bonds	¥78,561	¥—	¥466	¥78,095
Japanese municipal bonds	142,557	28	966	141,619
Japanese corporate bonds	12,977	14	15	12,976

Total domestic	234,095	42	1,447	232,690

Foreign:
Bonds issued by governments and official institutions excluding U.S. Treasury and other U.S. government agency bonds	77,578	204	126	77,656
Mortgage-backed securities	2,703	16	10	2,709
Other debt instruments	2,016	6	—	2,022

Total foreign	82,297	226	136	82,387

Total	¥316,392	¥268	¥1,583	¥315,077

Debt instruments at fair value through other comprehensive income:
Domestic:
Japanese government bonds	¥7,601,999	¥88	¥54,710	¥7,547,377
Japanese municipal bonds	1,075,879	1	22,548	1,053,332
Japanese corporate bonds	823,255	2	28,337	794,920
Other debt instruments	316	—	—	316

Total domestic	9,501,449	91	105,595	9,395,945

Foreign:
U.S. Treasury and other U.S. government agency bonds	6,505,963	2,207	446,045	6,062,125
Bonds issued by governments and official institutions excluding U.S. Treasury and other U.S. government agency bonds	4,244,042	6,174	105,881	4,144,335
Mortgage-backed securities	3,725,055	13,290	192,780	3,545,565
Other debt instruments	866,513	2,460	759	868,214

Total foreign	15,341,573	24,131	745,465	14,620,239

Total	¥24,843,022	¥24,222	¥851,060	¥24,016,184

Equity instruments at fair value through other comprehensive income:
Domestic equity instruments	¥1,201,054	¥3,216,866	¥19,010	¥4,398,910
Foreign equity instruments	309,457	1,154,722	45,828	1,418,351

Total	¥1,510,511	¥4,371,588	¥64,838	¥5,817,261

	At March 31, 2023
	Amortized cost (1)	Gross unrealized gains	Gross unrealized losses	Fair value

	(In millions)
Debt instruments at amortized cost:
Domestic:
Japanese government bonds	¥72,549	¥2	¥32	¥72,519
Japanese municipal bonds	93,044	113	468	92,689

Total domestic	165,593	115	500	165,208

Foreign:
Bonds issued by governments and official institutions excluding U.S. Treasury and other U.S. government agency bonds	68,121	375	50	68,446
Other debt instruments	1,853	34	—	1,887

Total foreign	69,974	409	50	70,333

Total	¥235,567	¥524	¥550	¥235,541

Debt instruments at fair value through other comprehensive income:
Domestic:
Japanese government bonds	¥9,612,190	¥2,449	¥38,341	¥9,576,298
Japanese municipal bonds	1,106,862	10	19,247	1,087,625
Japanese corporate bonds	963,913	187	17,374	946,726
Other debt instruments	312	—	—	312

Total domestic	11,683,277	2,646	74,962	11,610,961

Foreign:
U.S. Treasury and other U.S. government agency bonds	5,690,346	3,377	461,267	5,232,456
Bonds issued by governments and official institutions excluding U.S. Treasury and other U.S. government agency bonds	3,101,964	767	111,459	2,991,272
Mortgage-backed securities	2,507,683	11,259	139,692	2,379,250
Other debt instruments	600,675	547	3,738	597,484

Total foreign	11,900,668	15,950	716,156	11,200,462

Total	¥23,583,945	¥18,596	¥791,118	¥22,811,423

Equity instruments at fair value through other comprehensive income:
Domestic equity instruments	¥1,336,995	¥2,310,239	¥59,270	¥3,587,964
Foreign equity instruments	263,612	730,789	33,757	960,644

Total	¥1,600,607	¥3,041,028	¥93,027	¥4,548,608

(1)	“Amortized cost” for equity instruments at fair value through other comprehensive income represents the difference between the fair value and gross unrealized gains or losses.

The following tables show the fair value and gross unrealized losses of our investment securities, aggregated by the length of time that the individual securities have been in a continuous unrealized loss position at March 31, 2024 and 2023.

	At March 31, 2024
	Less than twelve months		Twelve months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses

	(In millions)
Debt instruments at amortized cost:
Domestic:
Japanese government bonds	¥78,095	¥466	¥—	¥—	¥78,095	¥466
Japanese municipal bonds	85,383	365	39,208	601	124,591	966
Japanese corporate bonds	4,976	15	—	—	4,976	15

Total domestic	168,454	846	39,208	601	207,662	1,447

Foreign:
Bonds issued by governments and official institutions excluding U.S. Treasury and other U.S. government agency bonds	5,848	64	16,035	62	21,883	126
Mortgage-backed securities	1,551	10	—	—	1,551	10
Other debt instruments	—	—	—	—	—	—

Total foreign	7,399	74	16,035	62	23,434	136

Total	¥175,853	¥920	¥55,243	¥663	¥231,096	¥1,583

Debt instruments at fair value through other comprehensive income:
Domestic:
Japanese government bonds	¥5,904,315	¥3,219	¥1,623,290	¥51,491	¥7,527,605	¥54,710
Japanese municipal bonds	14,505	23	1,038,729	22,525	1,053,234	22,548
Japanese corporate bonds	26,442	176	735,491	28,161	761,933	28,337
Other debt instruments	—	—	—	—	—	—

Total domestic	5,945,262	3,418	3,397,510	102,177	9,342,772	105,595

Foreign:
U.S. Treasury and other U.S. government agency bonds	2,120,207	25,473	3,658,559	420,572	5,778,766	446,045
Bonds issued by governments and official institutions excluding U.S. Treasury and other U.S. government agency bonds	2,041,737	3,911	494,944	101,970	2,536,681	105,881
Mortgage-backed securities	1,236,761	10,088	1,062,246	182,692	2,299,007	192,780
Other debt instruments	280,780	742	9,983	17	290,763	759

Total foreign	5,679,485	40,214	5,225,732	705,251	10,905,217	745,465

Total	¥11,624,747	¥43,632	¥8,623,242	¥807,428	¥20,247,989	¥851,060

Equity instruments at fair value through other comprehensive income:
Domestic equity instruments	¥5,672	¥549	¥33,095	¥18,461	¥38,767	¥19,010
Foreign equity instruments	1,014	419	37,605	45,409	38,619	45,828

Total	¥6,686	¥968	¥70,700	¥63,870	¥77,386	¥64,838

	At March 31, 2023
	Less than twelve months		Twelve months or more		Total

	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	(In millions)
Debt instruments at amortized cost:
Domestic:
Japanese government bonds	¥67,522	¥32	¥—	¥—	¥67,522	¥32
Japanese municipal bonds	37,976	81	25,355	387	63,331	468

Total domestic	105,498	113	25,355	387	130,853	500

Foreign:
Bonds issued by governments and official institutions excluding U.S. Treasury and other U.S. government agency bonds	6,290	50	—	—	6,290	50
Other debt instruments	—	—	—	—	—	—

Total foreign	6,290	50	—	—	6,290	50

Total	¥111,788	¥163	¥25,355	¥387	¥137,143	¥550

Debt instruments at fair value through other comprehensive income:
Domestic:
Japanese government bonds	¥1,862,342	¥240	¥2,371,765	¥38,101	¥4,234,107	¥38,341
Japanese municipal bonds	26,288	386	1,031,020	18,861	1,057,308	19,247
Japanese corporate bonds	51,747	884	728,026	16,490	779,773	17,374
Other debt instruments	—	—	—	—	—	—

Total domestic	1,940,377	1,510	4,130,811	73,452	6,071,188	74,962

Foreign:
U.S. Treasury and other U.S. government agency bonds	2,228,676	82,189	2,694,198	379,078	4,922,874	461,267
Bonds issued by governments and official institutions excluding U.S. Treasury and other U.S. government agency bonds	1,954,081	4,666	497,300	106,793	2,451,381	111,459
Mortgage-backed securities	277,156	5,008	772,299	134,684	1,049,455	139,692
Other debt instruments	239,798	1,362	132,854	2,376	372,652	3,738

Total foreign	4,699,711	93,225	4,096,651	622,931	8,796,362	716,156

Total	¥6,640,088	¥94,735	¥8,227,462	¥696,383	¥14,867,550	¥791,118

Equity instruments at fair value through other comprehensive income:
Domestic equity instruments	¥148,021	¥15,374	¥112,651	¥43,896	¥260,672	¥59,270
Foreign equity instruments	55,586	28,578	7,413	5,179	62,999	33,757

Total	¥203,607	¥43,952	¥120,064	¥49,075	¥323,671	¥93,027

Trading Assets
The following table shows our trading assets at March 31, 2024 and 2023. Our trading assets were ¥6,512,061 million at March 31, 2024, an increase of ¥1,926,146 million from ¥4,585,915 million at March 31, 2023. The increase was primarily due to an increase in our holdings of U.S. Treasury and other U.S. government agency bonds.

	At March 31,
	2024	2023

	(In millions)
Debt instruments	¥5,674,162	¥4,229,845
Equity instruments	837,899	356,070

Total trading assets	¥6,512,061	¥4,585,915

Financial Assets at Fair Value Through Profit or Loss
The following table shows the fair value of our financial assets at fair value through profit or loss at March 31, 2024 and 2023. The fair value was ¥2,376,129 million at March 31, 2024, an increase of ¥887,890 million from ¥1,488,239 million at March 31, 2023. The increase was primarily due to an increase in our holdings of investment funds.

	At March 31,
	2024	2023

	(In millions)
Debt instruments	¥2,293,049	¥1,392,889
Equity instruments	83,080	95,350

Total financial assets at fair value through profit or loss	¥2,376,129	¥1,488,239

Liabilities
Our total liabilities increased by ¥20,842,466 million from ¥244,150,073 million at March 31, 2023 to ¥264,992,539 million at March 31, 2024, primarily due to an increase in deposits.
The following table shows our liabilities at March 31, 2024 and 2023.

	At March 31,
	2024	2023

	(In millions)
Deposits	¥182,097,319	¥172,927,810
Call money and bills sold	3,138,049	2,569,056
Repurchase agreements and cash collateral on securities lent	20,166,958	17,786,026
Trading liabilities	4,924,490	3,291,089
Derivative financial instruments	11,877,473	10,496,855
Financial liabilities designated at fair value through profit or loss	498,284	414,106
Borrowings	16,107,158	15,371,801
Debt securities in issue	14,075,084	11,984,994
Provisions	231,319	247,344
Other liabilities	11,025,782	8,703,413
Current tax liabilities	170,284	41,649
Deferred tax liabilities	680,339	315,930

Total liabilities	¥264,992,539	¥244,150,073

Deposits
We offer a wide range of standard banking accounts through the offices of our banking subsidiaries in Japan, including non-interest-bearing
demand deposits, interest-bearing demand deposits, deposits at notice, time deposits and negotiable certificates of deposit. Domestic deposits, approximately 76% of total deposits, are our principal source of funds for our domestic operations. The deposits in the domestic offices of our banking subsidiaries are principally from individuals, private corporations, governmental bodies (including municipal authorities) and financial institutions.
SMBC’s foreign offices accept deposits mainly in U.S. dollars, but also in yen and other currencies, and are active participants in the Euro-currency market as well as the United States domestic money market. Foreign deposits mainly consist of stable types of deposits, such as deposits at notice, time deposits, and negotiable certificates of deposit.
Our deposit balances at March 31, 2024 were ¥182,097,319 million, an increase of ¥9,169,509 million, or 5%, from ¥172,927,810 million at March 31, 2023, due to an increase in deposits at domestic offices as well as foreign offices. The increase in deposits at domestic offices was primarily due to increases in non-interest-bearing
demand deposits and interest-bearing demand deposits, reflecting an increase in deposits from corporate and individual customers. The increase in deposits at foreign offices was primarily due to the translation impact of the depreciation of the yen.
The following table shows a breakdown of our domestic and foreign offices’ deposits at the dates indicated.

	At March 31,
	2024	2023

	(In millions)
Domestic offices:
Non-interest-bearing demand deposits	¥34,511,806	¥30,778,301
Interest-bearing demand deposits	74,426,922	70,401,409
Deposits at notice	690,015	828,110
Time deposits	16,551,537	17,245,011
Negotiable certificates of deposit	3,583,425	4,470,206
Others	8,500,540	9,058,983

Total domestic offices	138,264,245	132,782,020

Foreign offices:
Non-interest-bearing demand deposits	3,027,357	2,771,762
Interest-bearing demand deposits	5,811,763	4,783,003
Deposits at notice	12,443,021	13,618,520
Time deposits	11,332,102	10,278,686
Negotiable certificates of deposit	11,088,851	8,555,350
Others	129,980	138,469

Total foreign offices	43,833,074	40,145,790

Total deposits	¥182,097,319	¥172,927,810

Borrowings
Borrowings include unsubordinated borrowings, subordinated borrowings, liabilities associated with securitization transactions of our own assets, and lease liabilities. At March 31, 2024, our borrowings were ¥16,107,158 million, an increase of ¥735,357 million, or 5%, from ¥15,371,801 million at March 31, 2023. The increase was primarily due to an increase in unsubordinated borrowings.

The following table shows the balances with respect to our borrowings at March 31, 2024 and 2023.

	At March 31,
	2024	2023
	(In millions)
Unsubordinated borrowings	¥14,356,932	¥13,532,217
Subordinated borrowings	159,427	186,218
Liabilities associated with securitization transactions	1,168,156	1,236,369
Lease liabilities	422,643	416,997

Total borrowings	¥16,107,158	¥15,371,801

Debt Securities in Issue
Debt securities in issue at March 31, 2024 were ¥14,075,084 million, an increase of ¥2,090,090 million, or 17%, from ¥11,984,994 million at March 31, 2023, primarily due to an increase in unsubordinated bonds.

	At March 31,
	2024	2023

	(In millions)
Commercial paper	¥3,324,405	¥2,585,889
Unsubordinated bonds	9,306,487	8,285,355
Subordinated bonds	1,444,192	1,113,750

Total debt securities in issue	¥14,075,084	¥11,984,994

For additional information, see Note 20 “Debt Securities in Issue” to our consolidated financial statements included elsewhere in this annual report, which sets forth summaries of debt securities in issue with their contractual interest rates and currencies.
In the normal course of business, we enter into contractual obligations that require future cash payments. “Item 5.B. Liquidity and Capital Resources — Contractual Obligations” sets forth a summary of our contractual cash obligations at March 31, 2024.
Total Equity
Our total equity increased by ¥2,742,133 million from ¥13,536,965 million at March 31, 2023 to ¥16,279,098 million at March 31, 2024, primarily due to increases in retained earnings, other reserves and equity attributable to other equity instruments holders. The increase in retained earnings mainly reflected our net profit. The increase in other reserves was primarily due to increases in the financial instruments at fair value through other comprehensive income reserve reflecting a rise in fair value of domestic equity instruments and the exchange differences on translating the foreign operations reserve reflecting the depreciation of the yen. The increase in equity attributable to other equity instruments holders was primarily due to the issuances of perpetual subordinated bonds qualified as Additional Tier 1 capital.
For more information, see Note 25 “Shareholders’ Equity” and Note 26 “Equity Attributable to Other Equity Instruments Holders” to our consolidated financial statements included elsewhere in this annual report.

	At March 31,
	2024	2023

	(In millions)
Capital stock	¥2,344,038	¥2,342,537
Capital surplus	663,265	645,774
Retained earnings	7,769,222	7,199,479
Treasury stock	(167,671)	(151,799)

Equity excluding other reserves	10,608,854	10,035,991
Other reserves	4,070,834	2,629,000

Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.	14,679,688	12,664,991
Non-controlling interests	137,066	106,172
Equity attributable to other equity instruments holders	1,462,344	765,802

Total equity	¥16,279,098	¥13,536,965

Reconciliation with Japanese GAAP
Our consolidated financial statements are prepared in accordance with IFRS as summarized in Note 2 “Summary of Material Accounting Policies” to our consolidated financial statements included elsewhere in this annual report. These policies differ in some respects from Japanese GAAP. For reporting under the Financial Instruments and Exchange Act of Japan (“FIEA”) and Japanese banking regulations, we prepare our annual financial results in accordance with Japanese GAAP. To show the major reconciling items between our IFRS and Japanese GAAP consolidated financial statements, we have provided below, with respect to our most recent fiscal year, a reconciliation of consolidated net profit and total equity under IFRS with those amounts under Japanese GAAP.

	At and for the fiscal year ended March 31, 2024
	Total equity	Net profit

	(In millions)
IFRS	¥16,279,098	¥895,750
Differences arising from different accounting for:
1. Scope of consolidation	93,591	(7,411)
2. Derivative financial instruments	(520,008)	111,589
3. Investment securities	(489,993)	43,390
4. Loans and advances	434,847	(2,444)
5. Investments in associates and joint ventures	239,217	20,174
6. Property, plant and equipment	(4,832)	(22,675)
7. Lease accounting	4,984	1,918
8. Defined benefit plans	370,144	53,840
9. Deferred tax assets	(70,839)	(6,576)
10. Foreign currency translation	—	32,232
11. Classification of equity and liability	(1,473,800)	(18,867)
Others	(101,019)	(77,186)
Tax effect of the above	38,578	(55,047)

Japanese GAAP	¥14,799,968	¥968,687

The explanations below summarize certain differences between IFRS and Japanese GAAP that may be material. The paragraphs below refer to the corresponding items as set forth in the table above.

1.	Scope of consolidation
Under Japanese GAAP, we consolidate an entity when we effectively control the decision-making body of the entity’s operating and financing policies. Control is generally presumed to exist when we own more than half of the voting power, or own from 40% to 50% of the voting power and certain facts exist indicating control. Certain entities established for securitization are presumed not to be controlled. Under IFRS, we consolidate an entity when we control the entity. Control is generally presumed to exist when we are exposed, or have rights, to variable returns from our involvement with the entity and have the ability to affect those returns through our power over the entity. The existence and effect of potential voting rights that are deemed to be substantive are taken into account when assessing the control. When assessing control of an entity under IFRS, we apply a single consolidation model to all types of entities, irrespective of their nature. This results in a difference in the scope of consolidation between Japanese GAAP and IFRS. Most significantly, certain entities designed for special purpose such as securitization, usually in the form of trusts under the Trust Act of Japan, are not consolidated under Japanese GAAP but consolidated under IFRS. Accordingly, both the cumulative gains on transfers of financial assets to these securitization vehicles and amortization of our retained subordinate interest under Japanese GAAP were not recognized under IFRS due to consolidation of such vehicles.

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
Under both Japanese GAAP and IFRS, undrawn loan commitments are off-balance
sheet. Provisions for undrawn loan commitments are measured in a way similar to those for loans drawn down in accordance with each standard. Under Japanese GAAP, all guarantee contracts are accounted for by accruing both asset and liability accounts at the nominal guarantee amount. A provision for the credit risk of the guarantee is calculated using the same method as the reserve for possible loan losses. Under IFRS, financial guarantees are initially recognized at fair value and subsequently measured at the higher of the amount of the loss allowance determined in accordance with ECL or the amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with the principles of IFRS 15 “Revenue from Contracts with Customers.”

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
Under Japanese GAAP, the income statement items of certain foreign operations are translated into Japanese yen, our presentation currency, using the (spot) closing rate, whereas under IFRS they are translated into the presentation currency using the exchange rate at the dates of the transactions or, if the exchange rates do not fluctuate significantly, at average exchange rates. In addition, under Japanese GAAP, certain foreign operations’ monetary items denominated in foreign currencies are translated into Japanese yen using the exchange rate at the end of the reporting period. However, under IFRS the monetary items for which settlement is neither planned nor likely to occur in the foreseeable future are translated using the exchange rates at the dates of initial transactions.

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
As shown in the following table, total deposits increased by ¥9,169,509 million, or 5%, from ¥172,927,810 million at March 31, 2023 to ¥182,097,319 million at March 31, 2024. The balance of deposits at March 31, 2024 exceeded the balance of loans and advances by ¥60,380,854 million, primarily due to the stable deposit base in Japan. Our loan-to-deposit
ratio (total loans and advances divided by total deposits) in the same period was 67%, which contributed greatly to the reduction of our liquidity risk. Our balances of large-denomination domestic yen time deposits are stable due to the historically high rollover rate of our corporate customers and individual depositors.

	At March 31,
	2024	2023

	(In millions)
Loans and advances	¥121,716,465	¥111,891,134
Deposits	182,097,319	172,927,810

We have invested the excess balance of deposits against loans and advances primarily in marketable securities and other highly liquid assets, such as Japanese government bonds. SMBC’s Global Markets Business Unit actively monitors the movement of interest rates and maturity profile of its bond portfolio as part of SMBC’s overall risk management. The bonds can be used to enhance liquidity. When needed, they can be used as collateral for call money or other money market funding or short-term borrowings from the BOJ.
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
We believe we are able to access such sources of liquidity on a stable and flexible basis by keeping credit ratings at a high level. The following table shows credit ratings assigned to the Company by Moody’s Japan K.K. (“Moody’s”), S&P Global Ratings Japan Inc. (“S&P”) and Fitch Ratings Japan Limited (“Fitch”) at May 31, 2024:

At May 31, 2024
Moody’s			S&P			Fitch
Long-term	Outlook	Short-term	Long-term	Outlook	Short-term	Long-term	Outlook	Short-term
A1	S	P-1	A-	S	—	A-	S	F1
The following table shows credit ratings assigned to SMBC by Moody’s, S&P and Fitch at May 31, 2024:

At May 31, 2024
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
The guidelines published by the Financial Services Agency of Japan (“FSA”) for liquidity coverage ratio (“LCR”) and net stable funding ratio (“NSFR”) applicable to banks and bank holding companies with international operations are based on the full text of the LCR and NSFR standard issued by the Basel Committee on Banking Supervision (“BCBS”) in January 2013 and October 2014, respectively. Under these guidelines, banks and bank holding companies with international operations must maintain LCRs and NSFRs of at least 100% on both a consolidated basis and a nonconsolidated basis. The following tables show the Company and SMBC’s LCRs for the three months ended March 31, 2024 and NSFRs at March 31, 2024. Each figure is calculated based on our financial statements prepared in accordance with Japanese GAAP, as required by the FSA’s LCR and NSFR guidelines.
Liquidity coverage ratio:

For the three months ended March 31, 2024 (1)
SMFG (consolidated)	131.2%
SMBC (consolidated)	136.0%
SMBC (nonconsolidated)	140.1%

(1)
Under the FSA’s LCR guidelines, the LCR for the three months ended March 31, 2024 is set as the three-month average of daily LCRs for the same three months, which is calculated by dividing the balance of high-quality liquid assets by the total net cash outflows on a daily basis for the same three months.

Net stable funding ratio:

At March 31, 2024 (1)
SMFG (consolidated)	117.8%
SMBC (consolidated)	127.3%
SMBC (nonconsolidated)	125.4%

(1)	Under the FSA’s NSFR guidelines, the NSFR is calculated by dividing the available amount of stable funding by the required amount of stable funding.
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
The FSA capital adequacy guidelines permit Japanese banks to choose from the standardized approach, the foundation internal ratings-based (“IRB”) approach and the advanced IRB approach for measuring credit risk. Banks are permitted to calculate the Internal Loss Multiplier (“ILM”) using internal loss data for measuring operational risk, provided that specific conditions are met. To be eligible to adopt the foundation IRB approach or the advanced IRB approach for measuring credit risk, and to calculate the ILM with internal loss data for measuring operational risk, a Japanese bank must establish advanced risk management systems and receive prior approval from the FSA.
We and SMBC have adopted the advanced IRB approach for measuring credit risk since March 2009 and the standardized measurement approach by using the ILM for measuring operational risk since March 2024.

In December 2010, the BCBS published the new Basel III rules text to implement the Basel III framework, which sets out higher and better-quality capital, better risk coverage, the introduction of a leverage ratio as a backstop to the risk-based requirement, measures to promote the build-up
of capital that can be drawn down in periods of stress, and the introduction of two global liquidity standards. The main measures of the minimum capital requirements in the Basel III framework began in January 2013 and have been fully applied from January 2019. The minimum common equity requirement, the minimum Tier 1 capital requirement and the total minimum capital requirement have been 4.5%, 6% and 8%, respectively since January 2015. Moreover, banks have been required to hold a capital conservation buffer of 2.5% to withstand future periods of stress since January 2019. As a result, taking the capital conservation buffer into account, the minimum common equity requirement, the minimum Tier 1 capital requirement and the total minimum capital requirement have been 7%, 8.5% and 10.5%, respectively since January 2019. Furthermore, a countercyclical buffer within a range of 0% to 2.5% of common equity or other fully loss-absorbing capital has been implemented according to national circumstances and we are required to hold a countercyclical buffer of 0.15% at March 31, 2024.
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
In December 2017, the definition and requirements of the leverage ratio were revised as part of the finalized Basel III reforms, under which the leverage ratio is based on a Tier 1 definition of capital and with the minimum leverage ratio of 3%. Under the finalized Basel III reforms,
G-SIBs
are required to meet a leverage ratio buffer, which takes the form of a Tier 1 capital buffer set at 50% of the applicable
G-SIB
capital surcharge. Various refinements were also made to the definition of the leverage ratio exposure measure. The leverage ratio requirements under the definition based on the framework issued by the BCBS in January 2014 were implemented as a Pillar 1 measurement from January 2018, and those under the revised definition and the leverage ratio buffer requirement for
G-SIBs
were implemented as a Pillar 1 measurement from January 2023.
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
In June 2020, in light of the increasing impact of the
COVID-19
pandemic, the FSA published amendments to its guidelines for the leverage ratio, which mainly exclude deposits with the BOJ from the denominator for the calculation of the leverage ratio in order to maintain harmonization with the monetary policy implemented by the BOJ and the prudential regulations for banks and other financial institutions. These amendments came into effect in June 2020 and were scheduled to expire in March 2021, but the expiry date of these amendments was extended to March 2022, and extended again until March 31, 2024. In July 2022, the FSA published amendments to its guidelines for the leverage ratio. Under the amended guidelines, the leverage ratio buffer requirement for
G-SIBs
in Japan took effect from March 2023, while the finalized definition of the leverage ratio exposure measure took effect from March 31, 2024, except for banks that have notified the FSA that they wish to apply the amended requirements earlier. Furthermore, in November 2022, the FSA published amendments to its guidelines for the leverage ratio, which provided that from April 1, 2024, the minimum leverage ratio is increased from 3% to 3.15%, the minimum leverage-based Total Loss-Absorbing Capacity ratio is increased from 6.75% to 7.10% and the leverage buffer applicable to
G-SIBs
is increased by 0.05%, while excluding amounts of deposits to the BOJ from the total exposure, taking into account exceptional macroeconomic conditions and other circumstances.
The table below presents our risk-weighted capital ratios, total capital, risk-weighted assets and leverage ratio under Japanese GAAP at March 31, 2024, based on the Basel III rules.

At March 31, 2024
(In billions, except percentages)
SMFG Consolidated:
Total risk-weighted capital ratio	15.29%
Tier 1 risk-weighted capital ratio	14.33%
Common Equity Tier 1 risk-weighted capital ratio	12.91%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥14,197.9
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	13,311.6
Common Equity Tier 1 capital	11,992.6
Risk-weighted assets	92,848.6
The amount of minimum total capital requirements (1)	7,427.9

Leverage ratio	5.27%

(1)	The amount of minimum total capital requirements is calculated by multiplying risk-weighted assets by 8%.
Common Equity Tier 1 capital consists primarily of capital stock, capital surplus and retained earnings relating to common shares, unrealized gains and losses included in accumulated other comprehensive income, and non-controlling
interests that meet the criteria set forth in the FSA capital adequacy guidelines for inclusion in Common Equity Tier 1 capital.
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
Our capital position and SMBC’s capital position depend in part on the fair market value of our investment securities portfolio, since unrealized gains and losses are included in the amount of regulatory capital and have been fully counted as Common Equity Tier 1 capital since March 2018. Since our other securities (including money held in trust) with a readily ascertainable market value included unrealized gains and losses, substantial fluctuations in the Japanese stock markets may affect our capital position and the capital position of SMBC.
Set forth below is a table of risk-weighted capital ratios, total capital, risk-weighted assets and leverage ratio of SMBC at March 31, 2024 on a consolidated and nonconsolidated basis.

At March 31, 2024
(In billions, except percentages)
SMBC Consolidated:
Total risk-weighted capital ratio	16.11%
Tier 1 risk-weighted capital ratio	14.80%
Common Equity Tier 1 risk-weighted capital ratio	12.42%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥12,998.7
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	11,937.9
Common Equity Tier 1 capital	10,021.5
Risk-weighted assets	80,641.3
The amount of minimum total capital requirements (1)	6,451.3

Leverage ratio	5.19%

SMBC Nonconsolidated:
Total risk-weighted capital ratio	14.27%
Tier 1 risk-weighted capital ratio	12.86%
Common Equity Tier 1 risk-weighted capital ratio	10.35%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥10,638.1
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	9,583.2
Common Equity Tier 1 capital	7,713.8
Risk-weighted assets	74,498.6
The amount of minimum total capital requirements (1)	5,959.9

(1)	The amount of minimum total capital requirements is calculated by multiplying risk-weighted assets by 8%.
Our securities subsidiary in Japan, SMBC Nikko Securities is also subject to capital adequacy requirements under the FIEA described in “Item 4.B. Business Overview—Regulations in Japan—Regulations Regarding Capital Adequacy and Liquidity.” At March 31, 2024, the capital adequacy ratio was 324.5% for SMBC Nikko Securities, and sufficiently above 140%, below which level it would be required to file daily reports with the Commissioner of the FSA.
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

The table below shows the nominal amounts of undrawn loan commitments, and financial guarantees and other credit-related contingent liabilities at March 31, 2024 and 2023.

	At March 31,
	2024	2023

	(In millions)
Loan commitments	¥88,926,181	¥79,068,816
Financial guarantees and other credit-related contingent liabilities	14,869,558	13,693,772

Total	¥103,795,739	¥92,762,588

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
Contractual Obligations
In the normal course of business, we enter into contractual obligations that require future cash payments. The following table sets forth a summary of our contractual cash obligations at March 31, 2024.

	At March 31, 2024
	Due in one year or less	Due from one year to three years	Due from three years to five years	Due after five years	Total (1)
			(In millions)
Time deposits	¥23,848,078	¥2,306,187	¥621,697	¥1,117,984	¥27,893,946
Negotiable certificate of deposits	14,443,631	182,726	45,919	—	14,672,276
Financial liabilities designated at fair value through profit or loss	22,151	89,206	60,952	349,978	522,287
Borrowings	6,225,437	4,210,119	3,084,857	2,186,734	15,707,147
Debt securities in issue	4,874,016	3,735,948	2,310,650	3,788,930	14,709,544
Lease liabilities	84,555	117,446	78,843	177,791	458,635
Purchase obligation (2)	52,998	25,566	6,954	195	85,713

Total	¥49,550,866	¥10,667,198	¥6,209,872	¥7,621,612	¥74,049,548

(1)	The amount of interest on debt instruments is not included in the maturity table above due to its insignificance.
(2)
Purchase obligation in the above table includes the contractual commitments to purchase goods or services of construction and information technology that are binding on us for the payment of more than ¥100 million.

5.C. RESEARCH, DEVELOPMENT, PATENTS AND LICENSES
We did not conduct any significant research and development activities for the fiscal year ended March 31, 2024. However, there are certain research and development activities for our information system infrastructure.
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
6.A.  DIRECTORS AND SENIOR MANAGEMENT
Directors and Senior Management
We are a company which has adopted a three statutory committees system of corporate governance. Under the Companies Act, a company with three statutory committees is required to have a nominating committee, an audit committee and a compensation committee, each of which consisting of members of the board of directors and of which the majority of the members must be outside directors. In addition to the three statutory committees, we have voluntarily established our risk committee and sustainability committee. Also, under the Companies Act, a company with three statutory committees must have one or more corporate executive officers elected by resolution of the board of directors. Corporate executive officers decide on the execution of the operations of the company that were delegated to them by resolution of the board of directors. The board of directors decides on the execution of operations of the company, including basic management policy, and supervises the execution of duties by corporate executive officers.
Our board of directors is comprised of thirteen directors, seven of whom are outside directors as defined under the Companies Act. In addition, our board of directors has elected thirteen corporate executive officers.
For more information, see “Item 6.C. Board Practices.”
Directors
At June 27, 2024, the following directors held the indicated positions with us:

Name (Date of birth)	Current positions and principal outside positions	Business experience
Takeshi Kunibe (March 8, 1954)	Chairman of the Board of the Company	April 1976	Joined Sumitomo Bank
		June 2003	Executive Officer of SMBC
		October 2006	Managing Executive Officer of SMBC
		April 2007	Managing Executive Officer of the Company
		June 2007	Director of the Company
		April 2009	Director and Senior Managing Executive Officer of SMBC
		April 2011	President and Chief Executive Officer of SMBC
		April 2017	President of the Company
Resigned as Director of SMBC
		June 2017	Director President of the Company
		April 2019	Chairman of the Board of the Company (to present)
		October 2021	Chairman of the Board of SMBC
		April 2023	Resigned as Director of SMBC

Name (Date of birth)	Current positions and principal outside positions	Business experience

Toru Nakashima (September 14, 1963)	Director President of the Company (Representative Corporate Executive Officer) Group Chief Executive Officer, or CEO	April 1986	Joined Sumitomo Bank
		April 2014	Executive Officer of SMBC
		April 2016	Managing Executive Officer of SMBC
		April 2017	Managing Executive Officer of the Company
		March 2019	Director and Managing Executive Officer of SMBC
		April 2019	Senior Managing Corporate Executive Officer of the Company
Director and Senior Managing Executive Officer of SMBC
		June 2019	Director Senior Managing Corporate Executive Officer of the Company
		April 2022	Resigned as Director of SMBC
		March 2023	Director of SMBC
		April 2023	Deputy President and Corporate Executive Officer of the Company
Director and Deputy President of SMBC
		December 2023	President of the Company
Resigned as Director of SMBC
		June 2024	Director President of the Company (to present)

Teiko Kudo (May 22, 1964)
Director Deputy President and Corporate Executive Officer of the Company (Representative Corporate Executive Officer)

Group Chief Compliance Officer, or CCO

Officer in charge of Compliance Department and Anti Money Laundering & Financial Crime Prevention Department

Director and Deputy President of SMBC
		April 1987	Joined Sumitomo Bank
		April 2014	Executive Officer of SMBC
		April 2017	Managing Executive Officer of SMBC
		April 2020	Senior Managing Executive Officer of the Company
Senior Managing Executive Officer of SMBC
		March 2021	Director and Senior Managing Executive Officer of SMBC
		April 2021	Senior Managing Corporate Executive Officer of the Company
		June 2021	Director Senior Managing Corporate Executive Officer of the Company
		April 2024	Director Deputy President and Corporate Executive Officer of the Company (to present)
Director and Deputy President of SMBC (to present)

Name (Date of birth)	Current positions and principal outside positions	Business experience

Fumihiko Ito (April 13, 1967)
Director Senior Managing Corporate Executive Officer of the Company

Group Chief Financial Officer, or CFO, and Group Chief Strategy Officer, or CSO

Officer in charge of Sustainability Division for Fulfilled Growth, Public Relations Department, Corporate Planning Department, Business Development Department, Sustainability Planning Department, Sustainability Development Department, Financial Accounting Department and Accounting Service & Planning Department

Director and Senior Managing Executive Officer of SMBC
		April 1990	Joined Sumitomo Bank
		April 2018	Executive Officer of SMBC
		October 2018	Executive Officer of the Company
		April 2020	Managing Executive Officer of the Company
Managing Executive Officer of SMBC
		April 2023	Senior Managing Corporate Executive Officer of the Company
Senior Managing Executive Officer of SMBC
		June 2023	Director Senior Managing Corporate Executive Officer of the Company (to present)
		March 2024	Director and Senior Managing Executive Officer of SMBC (to present)
Toshihiro Isshiki (September 15, 1962)	Director of the Company	April 1985	Joined Sumitomo Bank
	Director of SMBC	April 2013	Executive Officer of SMBC
		April 2015	Managing Executive Officer of SMBC
		April 2017	Managing Executive Officer of the Company
		April 2019	Senior Managing Executive Officer of the Company
Senior Managing Executive Officer of SMBC
		April 2021	Retired as Senior Managing Executive Officer of SMBC
		June 2021	Director of the Company (to present)
		June 2023	Director of SMBC (to present)
Yoshiyuki Gono (April 22, 1965)	Director of the Company	April 1988	Joined Sumitomo Bank
		April 2018	Executive Officer of the Company
Executive Officer of SMBC
		October 2021	Managing Executive Officer of the Company
Managing Executive Officer of SMBC
		April 2023	Resigned as Managing Executive Officer of SMBC
		June 2023	Director of the Company (to present)
Shozo Yamazaki (1) (September 12, 1948)	Director of the Company	November 1970	Joined Tohmatsu Awoki & Co. (currently Deloitte Touche Tohmatsu LLC)
		September 1974	Registered as a certified public accountant (to present)
		July 1991	Representative Partner of Tohmatsu & Co. (currently Deloitte Touche Tohmatsu LLC)
		June 2010	Retired from Deloitte Touche Tohmatsu LLC
		July 2010	Chairman and President of The Japanese Institute of Certified Public Accountants
		July 2013	Advisor of The Japanese Institute of Certified Public Accountants (to present)
		April 2014	Professor of Tohoku University Accounting School
		June 2017	Director of the Company (to present)

Name (Date of birth)	Current positions and principal outside positions	Business experience
Sonosuke Kadonaga (1) (August 5, 1952)	Director of the Company	April 1976	Joined Chiyoda Corporation
	Representative of Intrinsics	June 1986	Retired from Chiyoda Corporation
		August 1986	Joined McKinsey & Company, Inc., Japan
		December 1992	Principal (Partner) of McKinsey & Company, Inc., Japan
		June 1999	Director (Senior Partner) of McKinsey & Company, Inc., Japan
		June 2009	Retired from McKinsey & Company, Inc., Japan
		July 2009	Representative of Intrinsics (to present)
		June 2017	Director of SMBC
		June 2024	Director of the Company (to present)
Resigned as Director of SMBC
Yoshinobu Tsutsui (1) (January 30, 1954)	Director of the Company	April 1977	Joined NIPPON LIFE INSURANCE COMPANY
	Chairman of NIPPON LIFE INSURANCE COMPANY	July 2004	Director of NIPPON LIFE INSURANCE COMPANY
		January 2007	Director and Executive Officer of NIPPON LIFE INSURANCE COMPANY
		March 2007	Director and Managing Executive Officer of NIPPON LIFE INSURANCE COMPANY
		March 2009	Director and Senior Managing Executive Officer of NIPPON LIFE INSURANCE COMPANY
		March 2010	Representative Director and Senior Managing Executive Officer of NIPPON LIFE INSURANCE COMPANY
		April 2011	President of NIPPON LIFE INSURANCE COMPANY
		June 2017	Director of the Company (to present)
		April 2018	Chairman of NIPPON LIFE INSURANCE COMPANY (to present)
Katsuyoshi Shinbo (1) (April 8, 1955)	Director of the Company	April 1984	Registered as an attorney at law (to present)
		November 1999	Attorney at law at Shinbo Law Office (to present)
		June 2015	Corporate Auditor of SMBC
		June 2017	Director of the Company (to present)
Resigned as Corporate Auditor of SMBC

Name (Date of birth)	Current positions and principal outside positions	Business experience
Eriko Sakurai (1) (November 16, 1960)	Director of the Company	June 1987	Joined Dow Corning Corporation (currently Dow Silicones Corporation)
		May 2008	Director of Dow Corning Toray Co., Ltd.
		March 2009	Chairman and CEO of Dow Corning Toray Co., Ltd.
		May 2011	Regional President -Japan/Korea of Dow Corning Corporation (currently Dow Silicones Corporation)
		February 2015	President and Representative Director of Dow Corning Holding Japan Co., Ltd.
		June 2015	Director of the Company (to present)
		May 2018	Executor, Dow Switzerland Holding GmbH, which is a Representative Partner of Dow Silicones Holding Japan G.K.
		June 2018	Chairman and CEO of Dow Toray Co., Ltd.
		August 2020	President and Representative Director of Dow Chemical Japan Limited
		June 2022	Resigned as Director of Dow Chemical Japan Limited

Name (Date of birth)	Current positions and principal outside positions	Business experience
Charles D. Lake II (1) (January 8, 1962)	Director of the Company President of Aflac International, Inc. Chairman and Representative Director of Aflac Life Insurance Japan Ltd.	June 1990	Entered the Office of the U.S. Trade Representative as Special Counsel
		December 1990	Registered as an attorney at law, admitted in Pennsylvania, the U.S.A. (to present)
		August 1992	Director of Japan Affairs, the Office of the U.S. Trade Representative
		July 1993	Director of Japan Affairs and Special Counsel to the Deputy U.S. Trade Representative, the Office of the U.S. Trade Representative
		January 1995	Attorney at law at Dewey Ballantine LLP
		October 1996	Registered as an attorney at law, admitted in Washington, D.C., the U.S.A. (to present)
		February 1999	Vice President and Counsel of Aflac International, Inc.
		June 1999	Vice President and Counsel of Japan Branch, American Family Life Assurance Company of Columbus (currently Aflac Life Insurance Japan Ltd.)
		January 2001	Senior Vice President and Counsel of Japan Branch, American Family Life Assurance Company of Columbus (currently Aflac Life Insurance Japan Ltd.)
		April 2001	Senior Vice President and General Counsel of Japan Branch, American Family Life Assurance Company of Columbus (currently Aflac Life Insurance Japan Ltd.)
		July 2001	Deputy President of Japan Branch, American Family Life Assurance Company of Columbus (currently Aflac Life Insurance Japan Ltd.)
		January 2003	President and Representative in Japan of Japan Branch, American Family Life Assurance Company of Columbus (currently Aflac Life Insurance Japan Ltd.)
		April 2005	Vice Chairman and Representative in Japan of Japan Branch, American Family Life Assurance Company of Columbus (currently Aflac Life Insurance Japan Ltd.)
		July 2008	Chairman and Representative in Japan of Japan Branch, American Family Life Assurance Company of Columbus (currently Aflac Life Insurance Japan Ltd.)
		January 2014	President of Aflac International, Inc. (to present)
		April 2018	Chairman and Representative Director of Aflac Life Insurance Japan Ltd. (to present)
		June 2023	Director of the Company (to present)

Name (Date of birth)	Current positions and principal outside positions	Business experience
Jenifer Rogers (1) (June 22, 1963)	Director of the Company General Counsel Asia of Asurion Japan Holdings G.K.	September 1989	Joined Haight Gardner Poor & Havens (currently Holland & Knight LLP)
		December 1990	Registered as an attorney at law, admitted in New York, the U.S.A. (to present)
		February 1991	Joined The Industrial Bank of Japan Ltd. (currently Mizuho Bank, Ltd.)
		December 1994	Joined Merrill Lynch Japan Securities Co., Ltd. (currently BofA Securities Japan Co., Ltd.)
		November 2000	Merrill Lynch Europe Plc
		July 2006	Merrill Lynch (Asia Pacific) Limited (currently Bank of America Corporation) (Hong Kong)
		January 2012	Bank of America Merrill Lynch (currently Bank of America Corporation) (New York)
		November 2012	General Counsel Asia of Asurion Asia Pacific Limited
		November 2014	General Counsel Asia of Asurion Japan Holdings G.K. (to present)
		January 2021	President of the American Chamber of Commerce in Japan
		June 2023	Director of the Company (to present)

(1)	These directors satisfy the requirements for an “outside director” under the Companies Act.

Corporate Executive Officers
At June 27, 2024, the following corporate executive officers held the indicated positions with us:

Name (Date of birth)	Current positions and principal outside positions	Business experience
Toru Nakashima (September 14, 1963)	See “Directors” under this Item 6.A.	See “Directors” under this Item 6.A.
Muneo Kanamaru (April 9, 1964)	Deputy President and Corporate Executive Officer of the Company (Representative Corporate Executive Officer) Head of Wholesale Business Unit Director and Deputy President of SMBC	April 1987	Joined Sumitomo Bank
		April 2015	Executive Officer of SMBC
		April 2017	Managing Executive Officer of the Company
Managing Executive Officer of SMBC
		April 2018	Resigned as Managing Executive Officer of the Company
		April 2020	Managing Executive Officer of the Company
		April 2021	Senior Managing Corporate Executive Officer of the Company
Senior Managing Executive Officer of SMBC
		March 2024	Director and Senior Managing Executive Officer of SMBC
		April 2024	Deputy President and Corporate Executive Officer of the Company (to present)
Director and Deputy President of SMBC (to present)
Teiko Kudo (May 22, 1964)	See “Directors” under this Item 6.A.	See “Directors” under this Item 6.A.

Masamichi Koike (October 25, 1963)	Deputy President and Corporate Executive Officer of the Company (Representative Corporate Executive Officer) Head of Global Markets Business Unit Deputy President Executive Officer of SMBC	April 1987	Joined Taiyo Kobe Bank
		April 2015	Executive Officer of SMBC
		July 2017	Executive Officer of the Company
		April 2018	Managing Executive Officer of the Company
Managing Executive Officer of SMBC
		April 2020	Senior Managing Corporate Executive Officer of the Company
Senior Managing Executive Officer of SMBC
		April 2024	Deputy President and Corporate Executive Officer of the Company (to present)
Deputy President Executive Officer of SMBC (to present)

Takashi Yamashita (December 7, 1964)	Senior Managing Corporate Executive Officer of the Company Head of Retail Business Unit Senior Managing Executive Officer of SMBC	April 1988	Joined Mitsui Bank
		April 2016	Executive Officer of SMBC
		April 2017	Executive Officer of the Company
		April 2018	Managing Executive Officer of the Company
Managing Executive Officer of SMBC
		April 2021	Senior Managing Corporate Executive Officer of the Company (to present)
Senior Managing Executive Officer of SMBC (to present)

Name (Date of birth)	Current positions and principal outside positions	Business experience
Jun Uchikawa (January 20, 1965)
Senior Managing Corporate Executive Officer of the Company

Group Chief Information Officer, or CIO

Officer in charge of IT Planning Department, Cybersecurity Management Department, Data Management Department and Operations Planning Department

Director and Senior Managing Executive Officer of SMBC
		April 1988	Joined Sumitomo Bank
		April 2018	Executive Officer of the Company
Executive Officer of SMBC
		April 2021	Managing Executive Officer of the Company
Managing Executive Officer of SMBC
		April 2022	Senior Managing Corporate Executive Officer of the Company (to present)
Director and Senior Managing Executive Officer of SMBC (to present)
Yoshihiro Hyakutome (February 27, 1965)	Senior Managing Corporate Executive Officer of the Company Co-Head of Global Business Unit Senior Managing Executive Officer of SMBC	April 1988	Joined Sumitomo Bank
		April 2016	Executive Officer of SMBC
		April 2017	Executive Officer of the Company
		April 2018	Managing Executive Officer of the Company
Managing Executive Officer of SMBC
		April 2022	Senior Managing Corporate Executive Officer of the Company (to present)
Director and Senior Managing Executive Officer of SMBC
		April 2024	Senior Managing Executive Officer of SMBC (to present)
Takeshi Mikami (February 16, 1966)	Senior Managing Corporate Executive Officer of the Company Group Chief Audit Executive, or CAE Officer in charge of Internal Audit Department	April 1988	Joined Sumitomo Bank
		April 2016	Executive Officer of SMBC
		April 2017	Executive Officer of the Company
		April 2019	Managing Executive Officer of the Company
Managing Executive Officer of SMBC
		April 2020	Resigned as Managing Executive Officer of the Company
		April 2022	Senior Managing Corporate Executive Officer of the Company (to present)
Retired as Managing Executive Officer of SMBC
Keiichiro Nakamura (December 14, 1966)	Senior Managing Corporate Executive Officer of the Company Co-Head of Global Business Unit Senior Managing Executive Officer of SMBC	April 1989	Joined Mitsui Bank
		April 2017	Executive Officer of the Company
Executive Officer of SMBC
		April 2020	Managing Executive Officer of the Company
Managing Executive Officer of SMBC
		April 2023	Senior Managing Corporate Executive Officer of the Company (to present)
Senior Managing Executive Officer of SMBC (to present)

Name (Date of birth)	Current positions and principal outside positions	Business experience
Akio Isowa (October 8, 1966)
Senior Managing Corporate Executive Officer of the Company

Group Chief Digital Innovation Officer, or CDIO

Officer in charge of Digital Solution Division, Transaction Business Division, and Digital Strategy Department

Senior Managing Executive Officer of SMBC
		April 1990	Joined Sumitomo Bank
		April 2019	Executive Officer of the Company
Executive Officer of SMBC
		April 2021	Retired as Executive Officer of the Company
		April 2022	Managing Executive Officer of the Company
Managing Executive Officer of SMBC
		April 2023	Senior Managing Corporate Executive Officer of the Company (to present)
Senior Managing Executive Officer of SMBC (to present)
Fumihiko Ito (April 13, 1967)	See “Directors” under this Item 6.A.	See “Directors” under this Item 6.A.
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
Natsuhiro Samejima (July 1, 1968)
Senior Managing Corporate Executive Officer of the Company

Group Chief Risk Officer, or CRO

Officer in charge of Corporate Risk Management Department, Risk Management Information Department, Risk Management Department, Americas Division and Credit & Investment Planning Department

Director and Senior Managing Executive Officer of SMBC
		April 1991	Joined Sumitomo Bank
		April 2019	Executive Officer of the Company
Executive Officer of SMBC
		April 2022	Managing Executive Officer of the Company
Managing Executive Officer of SMBC
		March 2024	Director and Managing Executive Officer of SMBC
		April 2024	Senior Managing Corporate Executive Officer of the Company (to present)
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

6.B.  COMPENSATION
The aggregate amounts of compensation paid by us during the fiscal year ended March 31, 2024 to our directors and to our corporate executive officers were ¥939 million and ¥1,622 million, respectively.
The following table sets forth the details of individual compensation, disclosed pursuant to the provision of the Financial Instruments and Exchange Act of Japan (“FIEA”) and related ordinance, by SMFG and its subsidiaries in amounts equal to or exceeding ¥100 million during the fiscal year ended March 31, 2024:

	Compensation
	Aggregated amount	Paid by	Monetary compensation		Non-monetary compensation
			Non-performance -linked	Performance-linked		Non-performance -linked
Directors and corporate executive officers			Annual salary	Bonus	Stock compensation Plan I, Plan II	Stock compensation Plan III

	(In millions) (1)
Takeshi Kunibe	¥231	SMFG	¥102	¥33	¥76	¥—
		SMBC	—	—	17	—
Makoto Takashima	¥248	SMFG	¥4	¥—	¥—	¥—
		SMBC	106	33	104	—
Jun Ohta	¥186	SMFG	¥70	¥33	¥82	¥—
Toru Nakashima	¥149	SMFG	¥55	¥18	¥31	¥—
		SMBC	19	9	15	—
Akihiro Fukutome	¥203	SMFG	¥12	¥—	¥6	¥—
		SMBC	95	39	49	—
Tetsuro Imaeda	¥124	SMFG	¥28	¥11	¥22	¥—
		SMBC	28	11	22	—
Muneo Kanamaru	¥103	SMFG	¥23	¥9	¥18	¥—
		SMBC	23	9	18	—
Teiko Kudo	¥104	SMFG	¥23	¥8	¥20	¥—
		SMBC	23	8	20	—
Masamichi Koike	¥105	SMFG	¥23	¥9	¥20	¥—
		SMBC	23	9	20	—
Takashi Yamashita	¥100	SMFG	¥23	¥8	¥18	¥—
		SMBC	23	8	18	—
Jun Uchikawa	¥103	SMFG	¥23	¥8	¥15	¥—
		SMBC	26	8	15	5
Yoshihiro Hyakutome	¥104	SMFG	¥23	¥8	¥12	¥—
		SMBC	23	8	22	5
Takeshi Mikami	¥104	SMFG	¥46	¥17	¥25	¥5
		SMBC	—	—	9	—
Keiichiro Nakamura	¥109	SMFG	¥21	¥9	¥8	¥—
		SMBC	21	9	24	14
Akio Isowa	¥108	SMFG	¥22	¥9	¥12	¥—
		SMBC	22	9	14	17
Fumihiko Ito	¥111	SMFG	¥22	¥9	¥16	¥—
		SMBC	22	9	16	14
Takashi Kobayashi	¥112	SMFG	¥22	¥9	¥16	¥—
		SMBC	22	9	16	14

(1)	Amounts less than one million yen have been truncated.

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
Our board of directors held 13 meetings during the fiscal year ended March 31, 2024. The average attendance rate was 99%.
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

Under the Companies Act, we are required to have a nominating committee that consists of members of our board of directors, and the majority of the members must be outside directors. Currently, the chairman of the nominating committee is Yoshinobu Tsutsui, who is an outside director. Other outside directors on the nominating committee are Sonosuke Kadonaga, Eriko Sakurai and Charles D. Lake II. The other director on the nominating committee is Takeshi Kunibe, the chairman of the board.
Our nominating committee held 7 meetings during the fiscal year ended March 31, 2024. The average attendance rate was 100%.
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
Under the Companies Act, we are required to have an audit committee that consists of members of our board of directors, and the majority of the members must be outside directors. Currently, the chairman of the audit committee is Sonosuke Kadonaga, who is an outside director. Other outside directors on the audit committee are Shozo Yamazaki and Katsuyoshi Shinbo. Other directors on the audit committee are Toshihiro Isshiki and Yoshiyuki Gono.
Our audit committee held 15 meetings during the fiscal year ended March 31, 2024. The average attendance rate was 100%.
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
Under the Companies Act, we are required to have a compensation committee that consists of members of our board of directors, and the majority of the members must be outside directors. Currently, the chairman of the compensation committee is Katsuyoshi Shinbo, who is an outside director. Other outside directors on the compensation committee are Yoshinobu Tsutsui, Eriko Sakurai and Jenifer Rogers. Other directors on the compensation committee are Takeshi Kunibe, the chairman of the board, and Toru Nakashima, our president.
Our compensation committee held 7 meetings during the fiscal year ended March 31, 2024. The average attendance rate was 100%.
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
Corporate Governance Practices
For the purpose of protecting the interests of shareholders in general, some Japanese securities exchanges, including the Tokyo Stock Exchange, requires a listed company to have, from amongst its outside directors or outside corporate auditors, at least one independent director or corporate auditor who does not have conflicting interests with shareholders as specified under the rule. All companies on these securities exchanges are required to report the name of such independent director or corporate auditor, which is disclosed to the public. In addition, the Japan’s Corporate Governance Code (“Corporate Governance Code”) formulated by the Tokyo Stock Exchange, which establishes fundamental principles for effective corporate governance at listed companies in Japan, provides that companies listed on the Prime Market should appoint at least one-third
of their directors as independent directors and companies listed on other markets should appoint at least two independent directors. The independence standard for such independent directors will be determined by the subject listed company taking into consideration the independence standards of the Japanese stock exchanges. In consideration of the Corporate Governance Code, we also established the SMFG Corporate Governance Guideline which provides that more than half of the directors, and at least two of them, will be elected as independent outside directors. We designated all seven outside directors as independent directors.
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
6.D.  EMPLOYEES
At March 31, 2024, 2023 and 2022, on a consolidated basis, we had approximately 120,000, 106,000 and 101,000 employees, respectively, including locally hired staff in our foreign offices but excluding temporary employees. We also had an average of approximately 9,600 temporary employees during the fiscal year ended March 31, 2024.
The following tables show our full-time employees at March 31, 2024 on a consolidated basis under Japanese GAAP broken down based on business segment and geographical location:

Percentage of full-time employees at March 31, 2024
Business segment:
Wholesale Business Unit	7%
Retail Business Unit	24
Global Business Unit	54
Global Markets Business Unit	1
Head office account and others	14

Total	100%

Percentage of full-time employees at March 31, 2024
Location:
Japan	46%
Americas	4
Europe and Middle East	2
Asia and Oceania	48

Total	100%

Approximately half of our employees are members of workers’ unions, which negotiate with management concerning remuneration and working conditions. We consider our labor relations to be good.
We consider our level of remuneration, fringe benefits (including an employee share ownership program), working conditions and other allowances, which include lump-sum
payments and annuities to employees upon retirement, to be generally competitive with those offered by other large enterprises in Japan.

6.E.  SHARE OWNERSHIP
Shareholdings by Directors and Senior Management
The following table shows the number of shares of our common stock owned by our directors and corporate executive officers at June 27, 2024:

Number of shares owned (1)
Directors and corporate executive officers:
Takeshi Kunibe	99,623
Toru Nakashima	41,191
Teiko Kudo	34,401
Fumihiko Ito	27,065
Toshihiro Isshiki	29,979
Yoshiyuki Gono	18,405
Shozo Yamazaki	1,900
Sonosuke Kadonaga	—
Yoshinobu Tsutsui	—
Katsuyoshi Shinbo	3,800
Eriko Sakurai	5,700
Charles D. Lake II	—
Jenifer Rogers	100
Muneo Kanamaru	30,472
Masamichi Koike	35,460
Takashi Yamashita	31,166
Jun Uchikawa	28,666
Yoshihiro Hyakutome	33,025
Takeshi Mikami	39,473
Keiichiro Nakamura	30,577
Akio Isowa	24,418
Takashi Kobayashi	27,780
Natsuhiro Samejima	18,908

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
Plan I (medium-term performance share plan) has an evaluation period of three years, corresponding with our medium-term management plan. Executives are initially allotted shares of restricted stock equivalent to the monetary amount determined based on the executive’s corporate title. After the completion of the evaluation period, our compensation committee reviews the progress of our medium-term management plan, performance of our common stock, and results of customer satisfaction surveys and other factors, to determine a final amount to be released from transfer restrictions. Furthermore, we have incorporated quantitative indicators related to sustainability from the fiscal year ended March 31, 2024. In case the final amount falls below the initial amount, we retrieve all or part of the allotted shares at no cost.
Under Plan II (annual performance share plan), executives are allotted shares of restricted stock equivalent to a certain portion of the monetary amount determined based on the annual performance of SMFG, as well as on the individual performance of the executives reviewed both from short-term and medium-to-long-term
perspectives. The remainder is paid to the executives as a cash bonus. Transfer restrictions on these shares are released evenly over the three-year period following the year of allotment. Furthermore, we have incorporated qualitative and quantitative indicators related to environment, social, and governance (“ESG”) initiatives into executive compensation schemes to accelerate sustainability management from the fiscal year ended March 31, 2023.
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

The following table provides details of the issuance and allotment of new shares under our stock compensation plans from April 1, 2021 to March 31, 2024:

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
Directors of SMFG: 4 persons 7,984 shares

Corporate executive officers of SMFG: 15 persons 17,296 shares

Executive officers, etc. of SMFG: 38 persons 28,476 shares

Directors of SMFG’s subsidiaries: 15 persons 36,522 shares

Executive officers, etc. of SMFG’s subsidiaries: 113 persons 238,814 shares

July 25, 2023	¥6,281 per share	477,890 shares of common stock of the Company
Directors of SMFG: 5 persons 32,198 shares

Corporate executive officers of SMFG: 16 persons 34,263 shares

Executive officers, etc. of SMFG: 41 persons 45,478 shares

Directors of SMFG’s subsidiaries: 19 persons 70,146 shares

Executive officers, etc. of SMFG’s subsidiaries: 106 persons 295,805 shares

Employee Stock Ownership Associations
We have employee stock ownership associations in Japan for our and our subsidiaries’ employees. Members of the employee stock ownership associations set aside certain amounts from their monthly salary to purchase our common stock through the relevant employee stock ownership association. The administrator of each association makes open-market purchases of our common stock for the account of the association on a monthly basis. We and our subsidiaries contribute matching funds equivalent to 10% or 5% of the amount purchased by the relevant association. At March 31, 2024, none of the employee stock ownership associations held more than 1% of our common stock.
Employee Stock Ownership Plan
On March 27, 2024, we announced the introduction of a share-based compensation plan for employees of SMBC. The plan is an incentive scheme that establishes an Employee Stock Ownership Plan (“ESOP “) trust which is funded by cash contributed by SMBC (via SMFG). The shares of our common stock acquired by the ESOP trust will be granted to SMBC employees upon their retirement based on the number of points earned by each employee. According to the rules of the share-based compensation plan for employees established by SMBC’s board of directors, the number of points granted to employees is linked to their grade and the business performance of SMFG. In this system, the compensation is linked to the SMFG share price over the medium-to-long-term,
so that employees are incentivized to enhance the corporate value of the SMBC Group over the medium-to-long
term. The plan is implemented initially for certain general managers in SMBC. However, we are planning to extend the plan to other SMBC Group companies to foster a sense of unity among SMBC Group companies and expand the scope of the system within SMBC.
6.F.  DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION
Not applicable.

Item 7.	Major Shareholders and Related Party Transactions
7.A.  MAJOR SHAREHOLDERS
Major Shareholders
Our major shareholders, appearing on our register of common shareholders at March 31, 2024, were as follows:

	Number of shares held (2)	Percentage of shares issued (1)(2)
Name:
The Master Trust Bank of Japan, Ltd. (Trust Account)	215,056,200	16.36%
Custody Bank of Japan, Ltd. (Trust Account)	80,791,600	6.14%
STATE STREET BANK WEST CLIENT—TREATY 505234	25,863,627	1.96%
JPMorgan Securities Japan Co., Ltd.	22,110,911	1.68%
NATSCUMCO	20,191,153	1.53%
JP MORGAN CHASE BANK 385781	17,410,293	1.32%
SSBTC CLIENT OMNIBUS ACCOUNT	15,654,072	1.19%
Barclays Securities Japan Limited.	15,580,100	1.18%
STATE STREET BANK AND TRUST COMPANY 505223	13,207,900	1.00%
STATE STREET BANK AND TRUST COMPANY 505001	12,862,232	0.97%

(1)	Percentages are calculated based on the total number of shares of common stock then issued, excluding our treasury stock, and have been truncated to the nearest second decimal point.
(2)
On February 5, 2024, Sumitomo Mitsui Trust Holdings, Inc. filed a Schedule 13G/A with the SEC, indicating that Sumitomo Mitsui Trust Holdings, Inc. and its subsidiaries beneficially held 74,480,400 shares of our common stock, representing 5.57% of our outstanding common stock at December 31, 2023. On February 5, 2024, BlackRock, Inc. filed a Schedule 13G/A with the SEC, indicating that BlackRock, Inc. and its subsidiaries beneficially held 99,768,992 shares of our common stock, representing 7.46% of our outstanding common stock at December 31, 2023.

Our major shareholders do not have different voting rights.
Shareholders in the United States
Because some of our common stock was held by brokers or other nominees, the number of shares held by and the number of beneficiary holders with addresses in the United States is not fully ascertainable. At March 31, 2024, there were 254 record holders of our common stock with addresses in the United States, whose shareholdings represented approximately 15% of our outstanding common stock on that date.
Control of the Company
To our knowledge, we are not directly or indirectly owned or controlled by any another corporation(s), by any foreign government or by any other natural or legal person(s), severally or jointly.
Arrangements for Change in Control of the Company
We know of no arrangements the operation of which may at a later time result in a change of control.
7.B.  RELATED PARTY TRANSACTIONS
We and our banking subsidiaries had, and expect to have in the future, banking transactions and other transactions in the ordinary course of business with our related parties. For the fiscal year ended March 31, 2024, such transactions included, but were not limited to, loans, deposits and guarantees. Furthermore, such transactions were immaterial and were made at prevailing market rates, terms and conditions, and did not involve more than the normal risk of collectability or present other unfavorable features.
During the fiscal year ended March 31, 2024, none of our directors or corporate executive officers, and none of the close members of their respective families, had any transactions that were material or any transactions that were unusual in their nature or conditions, involving goods, services or tangible or intangible assets, to which we were a party, and no such transactions were proposed at March 31, 2024. During the fiscal year ended March 31, 2024, we made no loans to our directors or corporate executive officers other than those that were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectability or present other unfavorable features.
7.C.  INTERESTS OF EXPERTS AND COUNSEL
Not applicable.

Item 8.	Financial Information
8.A.  CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
Financial Statements
All relevant financial statements are attached hereto. See “Item 18. Financial Statements.” See “Item 5.A. Operating Results—Reconciliation with Japanese GAAP” for a reconciliation of consolidated net profit and total equity for the fiscal year ended March 31, 2024 under IFRS, with those amounts under Japanese GAAP.
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
The following table shows historical aggregate dividend payments per share of our common stock for each of the fiscal years from the fiscal year ended March 31, 2022 through the fiscal year ended March 31, 2024:

	Dividend per share
	Paid (1)	Declared (2)
Fiscal year ended March 31,
2022	¥210	¥200
2023	240	220
2024	270	260

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
Under the Book-Entry Transfer Act, we are required to give notice of each record date to the JASDEC at least two weeks prior to such record date. The JASDEC is required to give us notice of the names and addresses of our shareholders, the numbers of shares held by them, and other relevant information at a record date promptly after we set it.

Our Acquisition of Our Own Shares of Common Stock
We may acquire shares of our common stock (1) by way of purchase on any Japanese stock exchange on which shares of our common stock are listed, or by way of a tender offer (in either case, pursuant to an ordinary resolution of a general meeting of shareholders or a resolution of the board of directors), (2) from a specific shareholder other than any of our subsidiaries (pursuant to a special resolution of a general meeting of shareholders), or (3) from any of our subsidiaries (pursuant to a resolution of the board of directors). In the case of (2) above, any other shareholder may make a request to a director, at least five days prior to the relevant general meeting of shareholders, to include the shareholder as a seller in the proposed purchase. However, that right is not available if the purchase price or any other consideration to be received by the relevant specific shareholder does not exceed the then market price of the shares to be purchased from the shareholder.
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
The FEFTA and the cabinet orders and ministerial ordinances, collectively known as the Foreign Exchange Act, set forth, among other things, the regulations relating to the receipt by nonresidents of Japan of payment with respect to our shares, and the acquisition and holding of our shares by nonresidents of Japan and foreign investors, both as defined below.

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

For reference purposes only, the Minister of Finance publishes, and may update from time to time, a list that classifies Japanese listed companies into the above categories, and according to the list on April 24, 2023 published by the Minister of Finance, businesses which are currently engaged by the Company is classified as category (iii) i.e., the Core Sector Designated Businesses above.
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

PFIC Rules
Based upon certain proposed Treasury regulations that are not yet in effect, but are generally proposed to become effective for taxable years beginning after December 31, 1994, we believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended March 31, 2024. However, since proposed Treasury regulations may not be finalized in their current form, and since PFIC status depends upon the composition of our income and assets and the market value of our assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any taxable year during which a U.S. Holder held shares, certain adverse U.S. federal income tax consequences could apply to the U.S. Holder.
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
We have a Risk Appetite Statement that provides a qualitative explanation of our approach to risk taking and risk management for each category: soundness, profitability, liquidity, credit, market, climate-related, reputational, operational, and conduct/compliance. We also have quantitative measures (i.e., Risk Appetite Measures) that function as benchmarks for risks that we are considering taking and for risk/return.
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
Model Risk.
Model risk is the risk of potential adverse consequences or financial loss resulting from misinformed decision making based on inaccurate model outputs or using the model inappropriately.
Environmental and Social Risk.
Environmental and social risk is the risk that environmental and social factors become risk drivers and transmit through various pathways to other risk categories, ultimately resulting in losses to the SMBC Group. This risk includes climate-related risk, nature-related risk and human rights risk.
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
During a fiscal year, we undertake stress testing on a flexible basis to assess the potential impact on our business and to take the appropriate response in case a serious risk event occurs. For example, stress tests were conducted with regard to further monetary tightening, a global financial crisis and a fiscal crisis in Japan, and based on the risk scenario published by external organizations for the fiscal year ended March 31, 2024.

In addition, we conduct detailed stress testing for individual risks such as credit risk, market risk, and liquidity risk, so as to decide and review risk-taking strategies.
We are also in line with the recommendations of the Task Force on Climate-related Financial Disclosures. As part of our efforts in this regard, we have included climate-related risk, such as natural disasters resulting from extreme weather (physical risks) and carbon-related stranded assets due to the transition to a decarbonized society (transition risks), in our Top Risks, and have conducted scenario analysis to evaluate physical risks related to water disasters on a global scale, as well as transition risks within the energy, power, automobile, and steel sectors to estimate the potential impacts on our financial position.
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
Key Risk Events
KRE, external events that indicate the increased threat of risks, have been identified to ascertain the symptoms of the potential risks. KREs are utilized to analyze and assess how likely similar cases will occur in our businesses and what effects such similar cases will have on us, and to enhance our risk management system.
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
Our three lines of defense are as follows:
First Line
. The business units shall be risk owners concerning their operations and shall be responsible for the following roles in accordance with the basic principles provided by the Second Line.

•	Identification and evaluation of risks encountered in the business activities

•	Implementation of measures for minimizing and controlling risks

•	Monitoring of risks and reporting within the First Line and to the Second Line

•	Creation and fostering of a sound risk culture
Second Line.
The Risk Management and Compliance Departments shall assume the following functions and responsibilities in order to manage the risk management and compliance systems.

•	Drafting and development of basic principles and frameworks concerning risk management and compliance

•	Oversight, monitoring, and development of training programs for the First Line
Third Line
. Independent from the First Line and Second Line, the Audit Dept. shall assess and verify the effectiveness and appropriateness of risk management and compliance systems managed and operated by the First Line and Second Line, and report these results to the audit committee and the Management Committee. The Department shall provide recommendations regarding identified issues or problems.
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
The Basel III framework is a continuation of Basel II, with multiple approaches to calculating capital requirements; we adopted the advanced IRB approach for measuring credit risk from March 31, 2009, and the standardized measurement approach by using the ILM for measuring operational risk from March 31, 2024.
Detailed information on our capital ratios is included in “Item 4.B. Business Overview—Regulations in Japan—Regulations Regarding Capital Adequacy and Liquidity” and “Item 5.B. Liquidity and Capital Resources—Capital Management.”
Credit Risk
Credit risk is the risk of incurring losses from the decline or loss of the value of an asset (including off-balance
sheet items) that is caused by a credit event including but not limited to the deterioration of the financial condition of a borrower. Overseas credit transactions also entail country risk, which is closely related to credit risk. Country risk is the risk of incurring losses caused by changes in political or economic conditions. Credit exposures arise primarily from lending activities such as loans and advances, acquiring investment securities, derivative transactions, and off-balance
sheet transactions such as the unused portion of loan commitments.
Credit Risk Management System
Credit risk is the most significant risk to which we are exposed. The purpose of credit risk management is to keep the credit risk exposure to a permissible level relative to capital, to maintain the quality of assets and to ensure returns commensurate with risk.
At the SMBC Group, the Group CRO formulates credit risk management policies each year on the basis of SMBC Group-wide basic policies for risk management. The Credit & Investment Planning Department, responsible for the comprehensive management of credit risk, drafts and administers credit risk regulations including the SMBC Group credit policies, manages non-performing
loans (“NPLs”), and performs other aspects of credit portfolio management. Also, the Credit Risk Committee deliberates on matters related to SMBC Group-

wide credit portfolios. SMBC Group companies follow the fundamental principles established by us to assess and manage credit risk. Each of SMBC Group companies manages credit risk according to the nature of its business, and assesses and manages the credit risks of individual loans and credit portfolios quantitatively, using consistent standards.
At SMBC, our significant banking subsidiary, the Credit & Investment Planning Department within the Risk Management Unit is responsible for the comprehensive management of credit risk. This department drafts and administers credit policies, the internal rating system, credit authority guidelines and credit application guidelines, and manages NPLs, including impaired loans, and performs other aspects of credit portfolio management. The department also cooperates with the Corporate Risk Management Department and the Risk Management Information Department in quantifying credit risk (risk capital and risk-weighted assets) and controls SMBC’s entire credit risk. Further, the Credit & Investment Planning Department aims to stabilize the credit portfolio and manage the risk through credit derivatives, loan asset sales and other instruments.
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
Credit Risk Evaluation
At SMBC, the Credit & Investment Planning Department manages an internal rating system for each asset control category set according to portfolio characteristics. For example, credits to commercial and industrial (“C&I”) companies, individuals for business purposes (domestic only), sovereigns, public sector entities, and financial institutions are assigned an “obligor grade,” which indicates the borrower’s creditworthiness, and/or “facility grade,” and indicates the collectability of assets taking into account the transaction conditions such as guarantee/collateral, and tenor. The business units determine an obligor grade by first assigning a financial grade using a financial strength grading model and data obtained from the obligor’s financial statements, including net worth and cash flows. The financial grade is then adjusted taking into account the actual state of the obligor’s financial position and qualitative factors to derive the obligor grade. The qualitative factors mainly include the expected future cash flows taking into account factors such as historical loss information, the appropriateness of the borrower’s business plan or operational improvement plan, the status of progress of its plan, and the overall support from financial institutions. In the event that the borrower is domiciled overseas, internal ratings for credit are made after taking into consideration the country rank, which represents an assessment of the credit quality of each country based on its political and economic situation, as well as its current account balance and external debt. Obligor grades and facility grades are reviewed once a year and as otherwise necessary, such as when there are changes in the credit situation. Our subsidiaries carry out credit risk evaluations in line with SMBC.
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

Credit Portfolio Management
Risk-Taking Within the Scope of Capital
To keep the credit risk exposure to a permissible level relative to capital, the Corporate Risk Management Department of the SMBC Group sets a credit risk capital limit for internal control purposes. Under this limit, sub-limits
are set for each business unit. The Corporate Risk Management Department conducts monthly monitoring to make sure that these limits are being followed.
Controlling Concentration Risk
As our equity capital may be materially impaired in the event that the credit concentration risk becomes apparent, the Credit & Investment Planning Department of the SMBC Group therefore takes measures to manage concentration risks, such as introducing large exposure limits and conducting intensive loan reviews for obligors with large exposures, with an increased focus on industrial sectors with an excessive concentration of credit risk. Further, to manage country risk, SMBC’s Strategic Planning Department of the Global Banking Unit has credit limit guidelines based on each country’s creditworthiness.
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
Framework for Market and Liquidity Risk Management
The board of directors authorizes important matters related to the management of market and liquidity risks, such as the basic policies and risk appetite, which are decided by the Management Committee. The Corporate Risk Management Department and the Risk Management Information Department, which are independent from the business units that directly handle market transactions, manage market and liquidity risks in an integrated manner. The Corporate Risk Management Department and the Risk Management Information Department not only monitor the current risk situations but also report regularly to the Management Committee and the board of directors.

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
Market Risk Management Methods
Market Risk Management Process
We manage market risk capital derived from trading activities and non-trading
activities, including equity holding investments and other transactions in the RAF by taking into account our shareholders’ equity and other principal indicators of our financial position. We also establish an upper limit on value at risk (“VaR”) and losses as Risk Appetite Measures.
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

•	the historical simulation method;

•	a one-sided confidence interval of 99.0%;

•	a one-day holding period (a one-year holding period for the equity holding investment portfolio); and

•	an observation period of four years (ten years for the equity holding investment portfolio).
This method is reviewed periodically and refined, if necessary.
The relationship between the VaR calculated by the model and the hypothetical profit and loss data is back-tested periodically. There were no significant excess losses in the back-testing results including the trading accounts. The back-testing results are reviewed by management, which also monitors the ongoing suitability of the VaR model.
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

Non-trading
Activities
The market risk for
non-trading
activity arises principally from the interest rate risk of our ALM operations, or banking, including loans, debt investment securities, deposits, and long- and short-term borrowings, and from the equity risk of our equity holding investments. ALM operations are regularly reviewed and discussed by the ALM Committee so as not to be heavily exposed to market fluctuations. Equity holding investment is a portfolio that consists principally of publicly traded Japanese equities. This portfolio, like that of other financial institutions in Japan, has historically included shares of our customers.
VaR Summary for the Fiscal Years Ended March 31, 2024 and 2023
The following tables show our VaR by risk category and these figures are prepared based on the internal reporting provided to management. Our material market risk exposure categories consist of interest rate risk, foreign exchange risk, equities and commodities risk and others. The section headed “VaR for Trading Activity” shows our VaR for instruments entered into for trading purposes and the VaR model for the trading book includes principal consolidated subsidiaries. The section headed “VaR for
Non-Trading
Activity” shows our VaR for instruments entered into for purposes other than trading purposes. “Equity Holding Investment” in the “VaR for
Non-Trading
Activity” section is a portfolio that consists principally of publicly traded Japanese equities. This portfolio, like that of other financial institutions in Japan, has historically included shares of our customers.
(a) VaR for Trading Activity

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total (1)

	(In billions)
For the fiscal year ended March 31, 2024:
SMBC Consolidated
Maximum	¥39.6	¥33.5	¥2.8	¥14.1	¥21.5
Minimum	5.1	2.6	0.1	5.1	10.9
Daily average	10.4	7.8	1.3	9.5	15.3
At March 31, 2024	5.6	4.0	0.1	13.3	17.5

SMFG Consolidated
Maximum	¥49.6	¥34.9	¥12.8	¥14.1	¥46.4
Minimum	15.7	3.8	5.2	5.1	27.2
Daily average	22.5	9.0	7.4	9.5	34.4
At March 31, 2024	19.5	5.2	8.1	13.3	40.0

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total (1)

	(In billions)
For the fiscal year ended March 31, 2023:
SMBC Consolidated
Maximum	¥75.3	¥73.7	¥1.7	¥9.5	¥15.3
Minimum	12.8	11.9	0.2	4.8	10.5
Daily average	54.3	49.4	0.7	7.0	12.6
At March 31, 2023	27.9	22.6	0.2	5.7	11.6

SMFG Consolidated
Maximum	¥84.4	¥75.1	¥7.6	¥9.5	¥31.8
Minimum	21.7	13.2	4.3	4.8	25.2
Daily average	63.5	50.8	6.1	7.0	28.4
At March 31, 2023	37.6	23.9	5.5	5.7	27.7

(1)
Total for “Maximum,” “Minimum,” and “Daily average” represent the maximum, minimum and daily average of the total of the trading book. For certain subsidiaries, we employ the standardized method and/or the historical simulation method for the VaR calculation method.

(b) VaR for
Non-trading
Activity
(i) Banking

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total (1)

	(In billions)
For the fiscal year ended March 31, 2024:
SMBC Consolidated
Maximum	¥91.4	¥0.5	¥32.6	¥0.0	¥98.1
Minimum	60.7	0.0	4.0	0.0	64.1
Daily average	75.8	0.0	21.3	0.0	84.6
At March 31, 2024	78.0	0.0	31.8	0.0	93.5

SMFG Consolidated
Maximum	¥92.8	¥0.5	¥32.6	¥0.0	¥99.5
Minimum	62.1	0.0	4.0	0.0	65.5
Daily average	77.1	0.0	21.3	0.0	85.9
At March 31, 2024	79.6	0.0	31.8	0.0	95.1

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total (1)

	(In billions)
For the fiscal year ended March 31, 2023:
SMBC Consolidated
Maximum	¥67.3	¥0.7	¥18.3	¥0.0	¥73.4
Minimum	40.1	0.0	3.3	0.0	43.6
Daily average	53.6	0.2	8.6	0.0	57.1
At March 31, 2023	63.3	0.0	11.3	0.0	68.0

SMFG Consolidated
Maximum	¥68.0	¥0.7	¥18.3	¥0.0	¥74.0
Minimum	41.2	0.0	3.3	0.0	44.7
Daily average	54.5	0.2	8.6	0.0	58.0
At March 31, 2023	64.7	0.0	11.3	0.0	69.4

(1)	Total for “Maximum,” “Minimum,” and “Daily average” represent the maximum, minimum and daily average of the total of the banking book.

(ii) Equity Holding Investment

Equities risk
(In billions)
For the fiscal year ended March 31, 2024:
SMBC Consolidated
Maximum	¥1,263.3
Minimum	970.9
Daily average	1,135.0
At March 31, 2024	1,252.7

SMFG Consolidated
Maximum	¥1,582.6
Minimum	1,189.3
Daily average	1,401.0
At March 31, 2024	1,567.2

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
Based on the standards for interest rate risk in the banking book issued by the BCBS in April 2016, the FSA revised the related regulatory guidelines pertaining to monitoring of interest rate risks in the banking book in December 2017. The revised disclosure requirements with respect to the changes in economic value of equity (“ΔEVE”) and changes in net interest income (“ΔNII”) in the banking book as a result of interest rate shocks have been applied from March 31, 2018. The tables below present ΔEVE and ΔNII of SMBC and SMFG on a consolidated basis at March 31, 2024 and 2023, respectively.
ΔEVE is defined as a decline in economic value as a result of an interest rate shock. It is calculated by multiplying the interest rate sensitivity (excluding credit spread) and interest rate change. The FSA implements a “materiality test” to identify banks taking excessive interest rate risks. Under the materiality test, the FSA monitors the ratio of ΔEVE to Tier 1 capital based on a set of prescribed interest rate shock scenarios. The threshold applied by the FSA is 15% and the ratios for SMBC on a consolidated basis at March 31, 2024 and 2023 were 2.5% and 2.9%, respectively and those for SMFG on a consolidated basis at March 31, 2024 and 2023 were 2.2% and 2.5%, respectively.
ΔNII is defined as a decline in interest income over a rolling
12-month
period as a result of an interest rate shock. It is calculated assuming a constant balance sheet over a forward-looking rolling
12-month
period.

	At March 31, 2024		At March 31, 2023
	Δ EVE	Δ NII	Δ EVE	Δ NII

	(In billions)
SMBC Consolidated
Parallel shock up	¥295.8	¥(506.1)	¥287.1	¥(462.5)
Parallel shock down	172.7	692.7	85.5	664.4
Steepener shock	40.5	—	165.1	—
Flattener shock	224.6	—	36.2	—
Short rate shock up	173.9	—	64.6	—
Short rate shock down	39.8	—	67.4	—
Maximum	295.8	692.7	287.1	664.4

	At March 31, 2024	At March 31, 2023

	(In billions)
Tier 1 Capital	¥11,937.9	¥9,963.2

	At March 31, 2024		At March 31, 2023
	Δ EVE	Δ NII	Δ EVE	Δ NII

	(In billions)
SMFG Consolidated
Parallel shock up	¥295.8	¥(506.1)	¥287.1	¥(462.5)
Parallel shock down	172.7	692.7	85.5	664.4
Steepener shock	40.5	—	165.1	—
Flattener shock	224.6	—	36.2	—
Short rate shock up	173.9	—	64.6	—
Short rate shock down	39.8	—	67.4	—
Maximum	295.8	692.7	287.1	664.4

	At March 31, 2024	At March 31, 2023

	(In billions)
Tier 1 Capital	¥13,311.6	¥11,548.9

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
(c) Equity Holding Investment Risk
We establish limits on allowable risk for equity holding investments, and monitor the observance of those limits to keep stock price fluctuation risk within acceptable parameters. We have been reducing our equity holding investments, and the balance is within a permitted level, which is less than 100% of our consolidated Tier 1 Capital. See “Item 4.B. Business Overview—Regulations in Japan—Regulations for Stabilizing the Financial System—Restriction on Aggregate Shareholdings by a Bank.”

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
As a framework to complement the Risk Appetite Measures, upper limits are set in place on both an SMBC Group company basis and individual branch bases with regard to funding gaps, which are defined as a maturity mismatch between the source of funds and use of funds.
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
Processing risk is the risk of losses arising from the failure of directors and employees to perform administrative duties in accordance with administrative rules and procedures, or from accidents or misconduct. We have clarified the divisions responsible for the oversight functions for processing risk management, and we are working to raise the level of sophistication of our management of processing risk across the whole SMBC Group by establishing systems for managing the processing risks faced by SMBC Group companies, ensuring in-office
inspection, minimizing losses in the event of processing risk materialization by drafting exhaustive contingency plans, and carrying out thorough quantification of the risk under management as basic principles.
System risk is the risk arising from nonconformity to the business strategy, inappropriate technologies applied, changes to the development plan and delay in development when building an information system, and the risk of loss incurred due to the breakdown including those caused by cyber attack (unauthorized alteration, destruction, duplication and leakage of the information). We have set the following as basic principles: recognizing information systems as an essential part of management strategy taking into account advances in IT, minimizing system risk by drafting regulations and specific management standards, (including a security policy) and establishing contingency plans to minimize losses if a system risk materializes.

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
Model Risk
Model risk is the risk of potential adverse consequences or financial loss resulting from misinformed decision making based on inaccurate model outputs or using the model inappropriately. SMBC Group has established a system for managing model risk based on the group-wide basic policies for risk management. SMBC Group is working to improve model risk management across the Group by adhering to basic principles such as performing management based on a risk-based approach, evaluating model risk and carrying out quantitative management.
Environmental and Social Risk
Environmental and social risk is the risk that environmental and social factors become risk drivers and transmit through various pathways to each risk category such as credit risk, operational risk, and reputational risk, ultimately resulting in losses to the SMBC Group. This risk includes climate-related risk, nature-related risk and human rights risk. We have developed environmental and social risk management policies to define the basic rules to be complied across the SMBC Group. Under these regulations, we identify the locations of environmental and social risk to be managed, and then to conduct management in an appropriate manner according to the characteristics of environmental and social risk.

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
Citibank, N.A., as depositary, has agreed to reimburse the Company for certain expenses the Company incurs in connection with its ADR program, subject to certain ceilings. During the fiscal year ended March 31, 2024, we received $384,507.97 as reimbursement for such expenses.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies
None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds
None.

Item 15.	Controls and Procedures
Disclosure Controls and Procedures
We carried out an evaluation under the supervision and with the participation of our management, including Toru Nakashima, our President and Group Chief Executive Officer, and Fumihiko Ito, our Senior Managing Corporate Executive Officer and Group Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule
13a-15(e)
under the Securities Exchange Act of 1934) at March 31, 2024. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable, not absolute, assurance of achieving their control objectives. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based upon the evaluation referred to above, Toru Nakashima and Fumihiko Ito concluded that the design and operation of our disclosure controls and procedures at March 31, 2024 were effective to provide reasonable assurance that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.
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
Our management evaluated the effectiveness of our internal control over financial reporting at March 31, 2024 based on the criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the evaluation, management has concluded that we maintained effective internal control over financial reporting at March 31, 2024.

The effectiveness of our internal control over financial reporting at March 31, 2024 has been audited by KPMG AZSA, our independent registered public accounting firm, as stated in the “Report of Independent Registered Public Accounting Firm” included in this annual report.
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
is attached as Exhibit 11.1 to this annual report.
There were no material changes to our internal compliance rules during the fiscal year ended March 31, 2024. No waivers of the business ethics and compliance manual have been granted to any of our directors, officers or other employees, during the fiscal year ended March 31, 2024.

Item 16C.	Principal Accountant Fees and Services
Fees for Services Provided by KPMG AZSA and its Affiliates
The aggregate fees billed by KPMG AZSA, our independent registered public accounting firm, and its affiliates, for the fiscal years ended March 31, 2024 and 2023 are presented in the following table:

	For the fiscal year ended March 31,
	2024	2023

	(In millions)
Audit fees (1)	¥6,961	¥6,636
Audit-related fees (2)	444	337
Tax fees (3)	48	50
All other fees (4)	24	44

Total	¥7,477	¥7,067

(1)
Audit fees primarily include fees for the audit of our and our subsidiaries’ annual financial statements and fees for the services that are normally provided in connection with our statutory and regulatory filings.

(2)	Audit-related fees primarily include fees for attestation and related services that are not reported under audit fees.
(3)	Tax fees primarily include fees for tax compliance, assistance with preparation of tax return filings and tax advisory services.
(4)	All other fees include fees for a gap analysis on system security controls in overseas offices.
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
of Regulation
S-X,
which provides for an exception to the general requirement for pre-approval
in certain circumstances, were none for the fiscal years ended March 31, 2024 and 2023.

Item 16D.	Exemptions from the Listing Standards for the Audit Committee
Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers
The following table sets forth purchases of our common stock by us and our affiliated purchasers during the fiscal year ended March 31, 2024:

	Total number of shares purchased (1)(2)	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs (3)(4)	Maximum number of shares that may yet be purchased under the plans or programs (3) (4)
April 1 to April 30, 2023	5,525,957	¥5,469	5,524,700	28,856,300
May 1 to May 31, 2023	5,025,129	5,647	5,023,400	23,832,900
June 1 to June 30, 2023	474,758	5,654	472,900	23,360,000
July 1 to July 31, 2023	1,899	6,264	—	—
August 1 to August 31, 2023	2,381	6,444	—	—
September 1 to September 30, 2023	2,621	7,233	—	—
October 1 to October 31, 2023	1,863	7,314	—	—
November 1 to November 30, 2023	2,899,636	7,375	2,898,100	23,101,900
December 1 to December 31, 2023	7,355,199	7,005	7,353,100	15,748,800
January 1 to January 31, 2024	4,226,826	7,255	4,224,500	11,524,300
February 1 to February 29, 2024	2,946,766	7,807	2,943,700	8,580,600
March 1 to March 31, 2024	2,715,907	8,663	2,712,600	5,868,000

Total	31,178,942	¥6,782	31,153,000	—

(1)
A total of 25,942 shares were purchased other than through a publicly announced plan or program during the fiscal year ended March 31, 2024, due to our purchases of shares constituting less than one unit from registered holders of such shares at the current market prices of those shares.

(2)
Pursuant to our stock compensation plans utilizing restricted stock for executives, after the expiration of applicable time periods, a certain amount of the shares initially allotted to executives are released from transfer restrictions. We retrieve the allotted but unreleased shares from the executives at nil cost. See “Item 6.E. Share Ownership.” A total of 39,730 shares were retrieved from executives at nil cost during the fiscal year ended March 31, 2024. In addition, some shares were retrieved from executives at nil cost, based on agreements on the allotment of restricted shares. These shares which were retrieved from executives at nil cost are excluded from the total number of shares purchased in this table.

(3)
On November 14, 2022, we announced that our board of directors resolved to repurchase shares of our common stock and cancel all the repurchased shares. The resolution authorized the repurchase of up to the lesser of (i) an aggregate of 61,000,000 shares of our common stock and (ii) an aggregate of ¥200 billion between November 15, 2022 and May 31, 2023. During the fiscal year ended March 31, 2023, pursuant to the resolution, we repurchased 26,619,000 shares of our common stock for ¥139 billion in aggregate. On June 1, 2023, we announced that we completed the repurchase pursuant to the resolution, acquiring 37,640,000 shares of our common stock for ¥200 billion in aggregate. We cancelled all of the repurchased shares on June 20, 2023.
(4)
On November 14, 2023, we announced that our board of directors resolved to repurchase shares of our common stock and cancel all the repurchased shares. The resolution authorized the repurchase of up to the lesser of (i) an aggregate of 26,000,000 shares of our common stock and (ii) an aggregate of ¥150 billion between November 15, 2023 and March 31, 2024. On March 22, 2024, we completed the repurchase pursuant to the resolution, acquiring 20,132,000 shares of our common stock for ¥150 billion in aggregate. We cancelled all of the repurchased shares on April 15, 2024.

On May 15, 2024, we announced that our board of directors resolved to repurchase shares of our common stock and cancel all the repurchased shares. The resolution authorized the repurchase of up to the lesser of (i) an aggregate of 15,000,000 shares of our common stock and (ii) an aggregate of ¥100 billion between May 16, 2024 and July 31, 2024. The cancellation of the repurchased share is scheduled on August 20, 2024. During May 2024, the Company entered into contracts to repurchase 1,309,000 shares of our common stock for ¥13 billion in aggregate.

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
Foreign private issuers listed on the NYSE are required to provide to their U.S. investors a brief, general summary of the significant differences of corporate governance practices that differ from U.S. companies under NYSE listing standards. The following is a summary of the significant ways in which our corporate governance practices differ from NYSE standards followed by U.S. companies:

•
U.S. companies listed on the NYSE are required to have a majority of directors that meet the independence requirements under Section 303A of the NYSE’s Listed Company Manual. Under the Companies Act, we are required to have three statutory committees consisting of members of our board of directors, of which the majority must be outside directors. Currently, seven of our thirteen directors are outside directors who meet the requirements under the Companies Act.

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
Based on SMFG’s general policy relating to insider transactions and the handling of non-public
information about publicly listed companies, SMFG has adopted procedures governing the purchase, sale and other dispositions of securities of publicly listed companies, including SMFG, which apply to SMFG’s directors, officers and other employees. Portions of the procedures do not apply to locally hired employees of SMFG overseas. A copy of the procedures is attached as Exhibit 11.2 to this annual report. Similar policies and procedures relating to insider transactions apply to directors, officers and other employees of certain of our domestic subsidiaries, including SMBC.

Item 16K.	Cybersecurity
The risk of cybersecurity threats is growing ever more serious as a result of the accelerated digitization of financial services and changes to the surrounding environment. We strengthen our security controls in order to achieve a society that is resilient to cybersecurity threats and provide more secure services to our customers.
SMFG and some of our group companies have established a “Declaration of Cybersecurity Management.” This declaration indicates that we acknowledge cybersecurity as a key management issue, and expresses a commitment to enhancing the security posture not just within our organization, but across society as a whole. Under this declaration, we promote the strengthening of cybersecurity controls led by management in order to counter the increasing severity and sophistication of cyber threats.
Risk Management and Strategy
We define cybersecurity threats as one of the top risks for our group. Under the concept of “three lines of defense,” we have integrated cybersecurity risk management, which assesses, identifies, and manages material risks from cybersecurity threats, into a company-wide framework and have established a structure with over 600 personnel. Cybersecurity risk management forms part of our cybersecurity operational plan, which is subject to approval by the Management Committee.
We periodically engage third-party consultants to conduct maturity assessments based on global cybersecurity frameworks to test our cybersecurity controls. Using our threat intelligence function, we collect information such as the latest cybersecurity threats, vulnerabilities and geopolitical developments, and leverage them to detect and prevent those cybersecurity threats. To deter attacks exploiting vulnerabilities, we regularly conduct vulnerability assessments using various tools and also conduct threat-led
penetration testing by entrusting external vendors to penetrate actual systems and evaluate vulnerabilities.
We have designed a multilayered cyber defense system that includes detection and interception of suspicious communications from the outside, as well as operation and monitoring of various security programs and systems, to protect against various cyberattacks such as unauthorized access and mass access attacks. We have established a Security Operation Center (“SOC”) with a
24-hour,
365-day
monitoring function and locate SOCs in various regions. Through coordination among SOCs in each region, we further strengthen security monitoring on a group-wide basis.
In terms of preparedness for cyber incidents, we established a Computer Security Incident Response Team (“CSIRT”) to prepare for any incidents and have set up a response system. The CSIRT actively collects cyber information on attackers’ methods and vulnerabilities from both inside and outside of our organization and shares them with external organizations such as government authorities in relevant nations and the Financial Services Information Sharing and Analysis Center
(“FS-ISAC”)
or other relevant organizations as necessary. In addition, we regularly participate in attack simulation exercises conducted by outside experts or the authorities to further strengthen our cyberattack response and resilience. We have established risk management processes including in relation to third parties such as outsourced vendors, and regularly monitor the actual situation.

For the fiscal year ended March 31, 2024, there were no cybersecurity incidents that had a material impact on our results of operations or financial condition.
Governance
The Management Committee regularly discusses cybersecurity risk management in order to further strengthen our security posture based on our cybersecurity operational plan.
In order to clarify the roles and responsibilities for promoting the effectiveness of security controls, the position of Group Chief Information Security Officer (“CISO”) has been assigned under the Group Chief Information Officer (“CIO”) and the Group Chief Risk Officer (“CRO”). The Group CISO is responsible for supervision and direction of controls to manage cybersecurity threats on a group-wide basis. The current Group CISO has been working in the systems sector for many years and has extensive experience in cybersecurity, technology risk management and information security. Group Vice CISOs and regional CISOs are stationed under the Group CISO to help secure cybersecurity controls.
Our directors, in their capacities serving on the full board of directors as well as on the risk committee and audit committee, obtain information and oversee the status of the cybersecurity risk management. Based on reports from the Group CIO regarding the status of cybersecurity risk management, the board supervises the cybersecurity operational plan and its implementation on risk management related to systems, including cybersecurity. The risk committee oversees the implementation of the cybersecurity operational plan on comprehensive risk management, which includes cybersecurity risk, based on regular reports from the Group CRO. The audit committee supervises the implementation status based on regular reports from the Group CISO on the status of cybersecurity controls. Additionally, members of our board of directors periodically receive reports on cybersecurity information including external threat trends and our cybersecurity control measures from the Group CISO.

PART III

Item 17.	Financial Statements
We have responded to Item 18 in lieu of this item.

Item 18.	Financial Statements
The information required by this item is set forth in our consolidated financial statements starting on page
F-1
of this annual report.

Item 19.	Exhibits
We have filed the following documents as exhibits to this document:

Exhibit 1.1	Articles of Incorporation of Sumitomo Mitsui Financial Group, Inc., as amended on March 1, 2023, incorporated by reference from our annual report on Form 20-F (Commission file number 001-34919) filed on June 29, 2023

Exhibit 1.2	Regulations of the Board of Directors of Sumitomo Mitsui Financial Group, Inc., as amended on July 28, 2021, incorporated by reference from our registration statement on Form F-3 (Commission file number 333-261754) filed on December 20, 2021

Exhibit 1.3	Share Handling Regulations of Sumitomo Mitsui Financial Group, Inc., as amended on September 1, 2022, incorporated by reference from our annual report on Form 20-F (Commission file number 001-34919) filed on June 29, 2023

Exhibit 1.4	Compensation Recoupment Policy of Sumitomo Mitsui Financial Group, Inc., adopted on October 24, 2023

Exhibit 2.1	Form of Deposit Agreement among the registrant, Citibank, N.A., as Depositary, and all owners and holders from time to time of American Depositary Shares issued thereunder, incorporated by reference from our registration statement on Form 20-F (Commission file number 001-34919) filed on October 20, 2010

Exhibit 2.2	Description of our common stock, incorporated by reference from “Item 10.B Memorandum and Articles of Incorporation” of this annual report

Exhibit 2.3	Description of our American Depositary Shares, incorporated by reference from “Item 12.D American Depositary Shares” of our registration statement on Form 20-F (Commission file number 001-34919) filed on October 20, 2010

Exhibit 8	List of subsidiaries of Sumitomo Mitsui Financial Group, Inc., at March 31, 2024

Exhibit 11.1	Code of Ethics of Sumitomo Mitsui Financial Group, Inc., as amended on April 1, 2020, incorporated by reference from our annual report on Form 20-F (Commission file number 001-34919) filed on June 26, 2020

Exhibit 11.2	Insider Trading Policy of Sumitomo Mitsui Financial Group, Inc., as amended on December 28, 2023

Exhibit 12.1	CEO Certification Required by Rule 13a-14(a) (17 CFR 240.13a-14(a))

Exhibit 12.2	CFO Certification Required by Rule 13a-14(a) (17 CFR 240.13a-14(a))

Exhibit 13.1	Certification Required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

Exhibit 13.2	Certification Required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

Exhibit 15.1	Consent of Independent Registered Public Accounting Firm

Exhibit 101. INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

Exhibit 101. SCH	Inline XBRL Taxonomy Extension Schema

Exhibit 101. CAL	Inline XBRL Taxonomy Extension Calculation Linkbase

Exhibit 101. DEF	Inline XBRL Taxonomy Extension Definition Linkbase

Exhibit 101. LAB	Inline XBRL Taxonomy Extension Label Linkbase

Exhibit 101. PRE	Inline XBRL Taxonomy Extension Presentation Linkbase

Exhibit 104	The cover page for the Company’s Annual Report on Form 20-F for the year ended March 31, 2024, has been formatted in Inline XBRL
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

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Toru Nakashima
	Name:	Toru Nakashima
	Title:	President and Group Chief Executive Officer
Date: June 27, 2024

SELECTED STATISTICAL DATA

I.	Distribution of Assets, Liabilities and Equity; Interest Rates and Interest Differential
Average Statements of Financial Positions, Interest and Average Rates
The following tables show the average balances of our statement of financial position items and related interest and average interest rates for the fiscal years ended March 31, 2024, 2023 and 2022. Average balances are generally based on a daily average. Weekly, month-end
or
quarter-end
averages are used for certain average balances where it is not practical to obtain the applicable daily averages. The average balances determined by such methods are considered to be representative of our operations. The allocation of amounts between domestic and foreign is based on the location of the office.

	For the fiscal year ended March 31,
	2024			2023			2022
	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate

	(In millions, except percentages)
Interest-earning assets:
Interest-earning deposits with banks:
Domestic offices	¥773,938	¥7,039	0.91%	¥825,919	¥8,889	1.08%	¥892,460	¥2,219	0.25%
Foreign offices	11,070,392	572,765	5.17%	10,400,549	300,815	2.89%	7,353,392	17,825	0.24%

Total	11,844,330	579,804	4.90%	11,226,468	309,704	2.76%	8,245,852	20,044	0.24%

Call loans and bills bought, reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	11,379,074	79,841	0.70%	11,158,315	27,777	0.25%	11,014,326	(3,131)	(0.03%)
Foreign offices	8,536,516	328,524	3.85%	6,192,287	102,839	1.66%	3,723,704	23,662	0.64%

Total	19,915,590	408,365	2.05%	17,350,602	130,616	0.75%	14,738,030	20,531	0.14%

Trading assets (1) and financial assets at fair value through profit or loss (2) :
Domestic offices	3,704,566	13,848	0.37%	3,111,209	10,849	0.35%	3,462,438	14,325	0.41%
Foreign offices	1,581,322	43,199	2.73%	841,188	26,965	3.21%	391,739	7,480	1.91%

Total	5,285,888	57,047	1.08%	3,952,397	37,814	0.96%	3,854,177	21,805	0.57%

Investment securities (3) :
Domestic offices	18,289,128	236,610	1.29%	18,999,935	82,984	0.44%	20,679,429	42,126	0.20%
Foreign offices	7,843,093	257,098	3.28%	6,051,591	135,027	2.23%	5,108,333	81,068	1.59%

Total	26,132,221	493,708	1.89%	25,051,526	218,011	0.87%	25,787,762	123,194	0.48%

Loans and advances (4) :
Domestic offices	69,795,241	1,203,417	1.72%	66,849,437	1,002,229	1.50%	64,172,223	828,723	1.29%
Foreign offices	47,182,431	3,259,104	6.91%	46,551,468	2,035,516	4.37%	33,983,382	755,162	2.22%

Total	116,977,672	4,462,521	3.81%	113,400,905	3,037,745	2.68%	98,155,605	1,583,885	1.61%

Total interest-earning assets:
Domestic offices	103,941,947	1,540,755	1.48%	100,944,815	1,132,728	1.12%	100,220,876	884,262	0.88%
Foreign offices	76,213,754	4,460,690	5.85%	70,037,083	2,601,162	3.71%	50,560,550	885,197	1.75%

Total	180,155,701	¥6,001,445	3.33%	170,981,898	¥3,733,890	2.18%	150,781,426	¥1,769,459	1.17%

Non-interest-earning assets:
Cash and due from banks	67,079,636			63,274,729			63,922,778
Other non-interest-earning assets	29,718,916			25,340,810			21,337,859
Allowance for loan losses	(925,084)			(967,519)			(836,474)

Total non-interest-earning assets	95,873,468			87,648,020			84,424,163

Total assets	¥276,029,169			¥258,629,918			¥235,205,589

Total assets attributable to foreign offices	32.3%			32.0%			25.2%

	For the fiscal year ended March 31,
	2024			2023			2022
	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate

	(In millions, except percentages)
Interest-bearing liabilities:
Deposits:
Domestic offices	¥103,168,004	¥217,776	0.21%	¥101,243,116	¥99,999	0.10%	¥97,534,028	¥8,531	0.01%
Foreign offices	41,198,120	1,955,469	4.75%	38,080,063	968,751	2.54%	28,176,552	93,460	0.33%

Total	144,366,124	2,173,245	1.51%	139,323,179	1,068,750	0.77%	125,710,580	101,991	0.08%

Call money and bills sold, repurchase agreements and cash collateral on securities lent:
Domestic offices	12,475,833	360,268	2.89%	11,764,350	108,498	0.92%	11,403,604	(626)	(0.01%)
Foreign offices	8,390,852	448,131	5.34%	7,620,598	190,693	2.50%	6,204,348	7,652	0.12%

Total	20,866,685	808,399	3.87%	19,384,948	299,191	1.54%	17,607,952	7,026	0.04%

Trading liabilities (1) :
Domestic offices	3,259,973	18,352	0.56%	2,786,212	19,889	0.71%	2,372,402	23,065	0.97%
Foreign offices	578,065	20,971	3.63%	314,020	8,767	2.79%	187,569	2,773	1.48%

Total	3,838,038	39,323	1.02%	3,100,232	28,656	0.92%	2,559,971	25,838	1.01%

Financial liabilities designated at fair value through profit or loss (2) :
Domestic offices	171,350	313	0.18%	87,941	113	0.13%	54,090	22	0.04%
Foreign offices	211,071	1,834	0.87%	246,968	477	0.19%	230,771	(345)	(0.15%)

Total	382,421	2,147	0.56%	334,909	590	0.18%	284,861	(323)	(0.11%)

Borrowings and other interest-bearing liabilities:
Domestic offices	16,314,414	112,145	0.69%	16,888,382	67,692	0.40%	20,273,371	31,957	0.16%
Foreign offices	1,480,614	85,426	5.77%	1,152,211	58,928	5.11%	548,899	17,832	3.25%

Total	17,795,028	197,571	1.11%	18,040,593	126,620	0.70%	20,822,270	49,789	0.24%

Commercial Paper:
Domestic offices	1,068,437	218	0.02%	707,581	37	0.01%	489,173	17	0.00%
Foreign offices	2,244,468	114,246	5.09%	2,261,246	45,274	2.00%	2,014,393	2,188	0.11%

Total	3,312,905	114,464	3.46%	2,968,827	45,311	1.53%	2,503,566	2,205	0.09%

Bonds:
Domestic offices	9,293,908	609,336	6.56%	8,421,651	314,136	3.73%	8,580,141	99,154	1.16%
Foreign offices	198,853	16,969	8.53%	303,571	13,866	4.57%	84,274	5,146	6.11%

Total	9,492,761	626,305	6.60%	8,725,222	328,002	3.76%	8,664,415	104,300	1.20%

Premiums for deposit insurance and others:
Domestic offices	—	26,579	—	—	20,696	—	—	36,222	—
Foreign offices	—	107,072	—	—	52,436	—	—	2,183	—

Total	—	133,651	—	—	73,132	—	—	38,405	—

Total interest-bearing liabilities:
Domestic offices	145,751,919	1,344,987	0.92%	141,899,233	631,060	0.44%	140,706,809	198,342	0.14%
Foreign offices	54,302,043	2,750,118	5.06%	49,978,677	1,339,192	2.68%	37,446,806	130,889	0.35%

Total	200,053,962	¥4,095,105	2.05%	191,877,910	¥1,970,252	1.03%	178,153,615	¥329,231	0.18%

Non-interest-bearing liabilities:
Non-interest-bearing demand deposits	34,769,805			32,230,705			29,116,236
Other non-interest-bearing liabilities	26,300,081			21,254,281			15,295,178

Total non-interest-bearing liabilities	61,069,886			53,484,986			44,411,414

Total equity	14,905,321			13,267,022			12,640,560

Total equity and liabilities	¥276,029,169			¥258,629,918			¥235,205,589

Total liabilities attributable to foreign offices	25.4%			24.4%			19.1%
Net interest income and interest rate spread		¥1,906,340	1.28%		¥1,763,638	1.15%		¥1,440,228	0.99%

Net interest income as a percentage of total interest-earning assets			1.06%			1.03%			0.96%

(1)	The net amount of interest income on trading assets and interest expense on trading liabilities is reported as net trading income in our consolidated income statements.
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
Analysis of Net Interest Income
The following tables show the changes to our net interest income attributable to changes in the volume and changes in the rates for the fiscal year ended March 31, 2024 compared to the fiscal year ended March 31, 2023 and for the fiscal year ended March 31, 2023 compared to the fiscal year ended March 31, 2022.
Changes attributable to the combined impact of changes in the rates and the volume have been allocated proportionately to the changes in the volume and changes in the rates.

	Fiscal year ended March 31, 2024 compared to fiscal year ended March 31, 2023 Increase / (decrease)			Fiscal year ended March 31, 2023 compared to fiscal year ended March 31, 2022 Increase / (decrease)
	Volume	Rate	Net change	Volume	Rate	Net change

	(In millions)
Interest income:
Interest-earning deposits with banks:
Domestic offices	¥(536)	¥(1,314)	¥(1,850)	¥(178)	¥6,848	¥6,670
Foreign offices	20,511	251,439	271,950	10,234	272,756	282,990

Total	19,975	250,125	270,100	10,056	279,604	289,660

Call loans and bills bought, reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	563	51,501	52,064	(43)	30,951	30,908
Foreign offices	50,361	175,324	225,685	23,196	55,981	79,177

Total	50,924	226,825	277,749	23,153	86,932	110,085

Trading assets (1) and financial assets at fair value through profit or loss (2) :
Domestic offices	2,168	831	2,999	(1,354)	(2,122)	(3,476)
Foreign offices	20,722	(4,488)	16,234	12,252	7,233	19,485

Total	22,890	(3,657)	19,233	10,898	5,111	16,009

Investment securities:
Domestic offices	(3,242)	156,868	153,626	(3,614)	44,472	40,858
Foreign offices	47,212	74,859	122,071	16,896	37,063	53,959

Total	43,970	231,727	275,697	13,282	81,535	94,817

Loans and advances:
Domestic offices	45,684	155,504	201,188	35,683	137,823	173,506
Foreign offices	27,938	1,195,650	1,223,588	353,683	926,671	1,280,354

Total	73,622	1,351,154	1,424,776	389,366	1,064,494	1,453,860

Total interest income:
Domestic offices	44,637	363,390	408,027	30,494	217,972	248,466
Foreign offices	166,744	1,692,784	1,859,528	416,261	1,299,704	1,715,965

Total	¥211,381	¥2,056,174	¥2,267,555	¥446,755	¥1,517,676	¥1,964,431

	Fiscal year ended March 31, 2024 compared to fiscal year ended March 31, 2023 Increase / (decrease)			Fiscal year ended March 31, 2023 compared to fiscal year ended March 31, 2022 Increase / (decrease)
	Volume	Rate	Net change	Volume	Rate	Net change

	(In millions)
Interest expense:
Deposits:
Domestic offices	¥1,961	¥115,816	¥117,777	¥385	¥91,083	¥91,468
Foreign offices	85,126	901,592	986,718	43,596	831,695	875,291

Total	87,087	1,017,408	1,104,495	43,981	922,778	966,759

Call money and bills sold, repurchase agreements and cash collateral on securities lent:
Domestic offices	6,931	244,839	251,770	(35)	109,159	109,124
Foreign offices	21,044	236,394	257,438	2,083	180,958	183,041

Total	27,975	481,233	509,208	2,048	290,117	292,165

Trading liabilities (1) :
Domestic offices	3,047	(4,584)	(1,537)	3,590	(6,766)	(3,176)
Foreign offices	9,000	3,204	12,204	2,588	3,406	5,994

Total	12,047	(1,380)	10,667	6,178	(3,360)	2,818

Financial liabilities designated at fair value through profit or loss (2) :
Domestic offices	138	62	200	20	71	91
Foreign offices	(78)	1,435	1,357	(23)	845	822

Total	60	1,497	1,557	(3)	916	913

Borrowings and other interest-bearing liabilities:
Domestic offices	(2,370)	46,823	44,453	(6,230)	41,965	35,735
Foreign offices	18,273	8,225	26,498	26,987	14,109	41,096

Total	15,903	55,048	70,951	20,757	56,074	76,831

Commercial Paper:
Domestic offices	48	133	181	—	20	20
Foreign offices	(338)	69,310	68,972	305	42,781	43,086

Total	(290)	69,443	69,153	305	42,801	43,106

Bonds:
Domestic offices	35,500	259,700	295,200	(1,872)	216,854	214,982
Foreign offices	(5,966)	9,069	3,103	10,320	(1,600)	8,720

Total	29,534	268,769	298,303	8,448	215,254	223,702

Premiums for deposit insurance and others:
Domestic offices	5,883	—	5,883	(15,526)	—	(15,526)
Foreign offices	54,636	—	54,636	50,253	—	50,253

Total	60,519	—	60,519	34,727	—	34,727

Total interest expense:
Domestic offices	51,138	662,789	713,927	(19,668)	452,386	432,718
Foreign offices	181,697	1,229,229	1,410,926	136,109	1,072,194	1,208,303

Total	¥232,835	¥1,892,018	¥2,124,853	¥116,441	¥1,524,580	¥1,641,021

Net interest income:
Domestic offices	¥(6,501)	¥(299,399)	¥(305,900)	¥50,162	¥(234,414)	¥(184,252)
Foreign offices	(14,953)	463,555	448,602	280,152	227,510	507,662

Total	¥(21,454)	¥164,156	¥142,702	¥330,314	¥(6,904)	¥323,410

(1)	The net amount of interest income on trading assets and interest expense on trading liabilities is reported as net trading income in our consolidated income statements.
(2)
Interest income and expense on financial assets and liabilities at fair value through profit or loss are reported in net income from financial assets and liabilities at fair value through profit or loss in our consolidated income statements.

II.	Investments in Debt Securities
The following table shows weighted average yields by maturity of debt instruments at amortized cost and debt instruments at fair value through other comprehensive income at March 31, 2024. Weighted average yields are calculated based on amortized cost. Yields on tax-exempt
obligations have not been calculated on a tax equivalent basis because the effect of such a calculation would not be material.

	At March 31, 2024
	Not later than one year	Later than one year and not later than five years	Later than five years and not later than ten years	Later than ten years	Total

Debt instruments at amortized cost:
Domestic:
Japanese government bonds	—	0.03%	—	—	0.03%
Japanese municipal bonds	—	0.24%	0.09%	—	0.21%
Japanese corporate bonds	—	0.38%	—	—	0.38%
Total domestic	—	0.17%	0.09%	—	0.16%
Foreign:
Bonds issued by governments and official institutions excluding U.S. Treasury and other U.S. government agency bonds	6.43%	6.16%	6.52%	—	6.35%
Mortgage-backed securities	—	—	4.11%	5.62%	5.39%
Other debt instruments	4.91%	5.51%	—	—	5.42%
Total foreign	6.42%	6.12%	6.32%	5.62%	6.30%
Total	6.42%	0.82%	1.21%	5.62%	1.76%
Debt instruments at fair value through other comprehensive income:
Domestic:
Japanese government bonds	(0.09%)	(0.07%)	0.07%	0.24%	(0.07%)
Japanese municipal bonds	0.02%	0.04%	0.13%	0.17%	0.10%
Japanese corporate bonds	0.86%	0.08%	0.14%	0.40%	0.31%
Other debt instruments	0.00%	—	—	—	0.00%
Total domestic	(0.08%)	(0.04%)	0.12%	0.32%	(0.01%)
Foreign:
U.S. Treasury and other U.S. government agency bonds	2.47%	2.45%	1.84%	—	2.37%
Bonds issued by governments and official institutions excluding U.S. Treasury and other U.S. government agency bonds	1.66%	2.80%	2.42%	0.16%	1.85%
Mortgage-backed securities	—	4.59%	4.51%	4.74%	4.74%
Other debt instruments	2.90%	4.33%	1.55%	1.70%	3.14%
Total foreign	2.02%	2.57%	2.05%	4.36%	2.79%
Total	0.79%	1.95%	1.23%	3.73%	1.65%

III.	Loan Portfolio
Maturities and Sensitivities of Loans and Advances to Changes in Interest Rates
The following table shows the maturities of loans and advances by the domicile and industry type of the borrower at March 31, 2024. The classification of loans and advances by industry is based on the industry segment loan classification as defined by the Bank of Japan (“BOJ”) for regulatory reporting purposes.

	Maturity
	Not later than one year	Later than one year and not later than five years	Later than five years and not later than fifteen years	Later than fifteen years	Total

	(In millions)
Domestic:
Manufacturing	¥5,530,576	¥4,071,454	¥1,339,225	¥339,013	¥11,280,268
Agriculture, forestry, fisheries and mining	81,510	140,667	20,781	570	243,528
Construction	595,264	363,872	121,451	26,426	1,107,013
Transportation, communications and public enterprises	2,059,099	2,443,544	1,422,019	395,913	6,320,575
Wholesale and retail	3,631,299	2,006,136	450,592	134,378	6,222,405
Finance and insurance	2,181,377	1,529,340	160,213	6,624	3,877,554
Real estate and goods rental and leasing	3,515,819	8,595,917	4,009,473	799,837	16,921,046
Services	2,001,224	2,194,115	1,076,729	177,572	5,449,640
Municipalities	156,577	270,739	135,081	11,270	573,667
Lease financing	33,116	9,417	5,959	—	48,492
Consumer	4,053,907	3,532,683	3,894,773	4,945,630	16,426,993
Others	2,434,965	202,742	52,826	692	2,691,225

Total domestic	26,274,733	25,360,626	12,689,122	6,837,925	71,162,406

Foreign:
Public sector	39,940	459,326	94,940	4,392	598,598
Financial institutions	4,178,974	5,092,767	1,513,112	90,010	10,874,863
Commerce and industry	12,473,248	15,096,555	5,529,380	570,039	33,669,222
Lease financing	49,638	130,113	75,441	20,871	276,063
Others	1,492,778	3,792,498	1,115,152	204,540	6,604,968

Total foreign	18,234,578	24,571,259	8,328,025	889,852	52,023,714

Total	¥44,509,311	¥49,931,885	¥21,017,147	¥7,727,777	¥123,186,120

The above loans and advances due after one year which had predetermined interest rates and floating or adjustable interest rates at March 31, 2024 are shown in the following table:

	Predetermined rate	Floating or adjustable rate	Total

	(In millions)
Domestic:
Manufacturing	¥1,929,217	¥3,820,475	¥5,749,692
Agriculture, forestry, fisheries and mining	11,640	150,378	162,018
Construction	158,502	353,247	511,749
Transportation, communications and public enterprises	1,521,401	2,740,075	4,261,476
Wholesale and retail	903,359	1,687,747	2,591,106
Finance and insurance	302,459	1,393,718	1,696,177
Real estate and goods rental and leasing	4,499,980	8,905,247	13,405,227
Services	965,784	2,482,632	3,448,416
Municipalities	189,062	228,028	417,090
Lease financing	15,376	—	15,376
Consumer	3,685,967	8,687,119	12,373,086
Others	157,085	99,175	256,260

Total domestic	14,339,832	30,547,841	44,887,673

Foreign:
Public sector	652	558,006	558,658
Financial institutions	686,009	6,009,880	6,695,889
Commerce and industry	2,784,087	18,411,887	21,195,974
Lease financing	168,871	57,554	226,425
Others	516,367	4,595,823	5,112,190

Total foreign	4,155,986	29,633,150	33,789,136

Total	¥18,495,818	¥60,180,991	¥78,676,809

IV.	Allowance for Credit Losses
The following table shows allowance for credit losses to total loans outstanding at each period end for the fiscal years ended March 31, 2024, 2023 and 2022.

	For the fiscal year ended March 31,
	2024	2023	2022

	(In millions, except percentages)
Allowance for loan losses	¥979,000	¥864,114	¥993,054
Gross loans and advances	¥123,186,120	¥113,143,827	¥105,953,699
Ratio of allowance for loan losses to loans and advances	0.79%	0.76%	0.94%
The following table shows net charge-offs during the period to average loans outstanding during the period for the fiscal years ended March 31, 2024, 2023 and 2022.

	For the fiscal year ended March 31,
	2024	2023	2022

	(In millions, except percentages)
Net charge-offs during the period	¥167,704	¥293,336	¥153,150
Average loans outstanding during the period	¥116,977,672	¥113,400,905	¥98,155,605
Ratio of net charge-offs to average loans outstanding during the period	0.14%	0.26%	0.16%

The following table shows an analysis of our loan loss experience by the borrower’s domicile and industry type at March 31, 2024, 2023 and 2022.

	For the fiscal year ended March 31,
	2024		2023		2022
	Net charge- offs during the period	Ratio of net charge-offs to average loans outstanding during the period	Net charge- offs during the period	Ratio of net charge-offs to average loans outstanding during the period	Net charge- offs during the period	Ratio of net charge-offs to average loans outstanding during the period
	(In millions, except percentages)
Domestic:
Manufacturing	¥15,594	0.14%	¥147,575	1.41%	¥14,584	0.15%
Agriculture, forestry, fisheries and mining	284	0.10%	—	—%	5,461	1.85%
Construction	456	0.04%	442	0.04%	378	0.04%
Transportation, communications and public enterprises	238	0.00%	6,451	0.10%	604	0.01%
Wholesale and retail	3,977	0.07%	8,020	0.13%	3,533	0.06%
Finance and insurance	175	0.01%	5	0.00%	—	—%
Real estate and goods rental and leasing	831	0.01%	100	0.00%	190	0.00%
Services	1,827	0.04%	3,253	0.07%	3,762	0.08%
Consumer	90,401	0.56%	82,010	0.53%	89,542	0.60%
Others	1,476	0.06%	357	0.02%	510	0.02%

Total domestic	115,259	0.17%	248,213	0.38%	118,564	0.19%

Foreign:	52,445	0.11%	45,123	0.09%	34,586	0.09%

Total	¥167,704	0.14%	¥293,336	0.26%	¥153,150	0.16%

V.	Deposits
The following table shows the average amount of, and the average rate paid on, the following deposit categories for the fiscal years ended March 31, 2024, 2023 and 2022.

	For the fiscal year ended March 31
	2024		2023		2022
	Average amount	Average rate	Average amount	Average rate	Average amount	Average rate

	(In millions, except percentages)
Domestic offices:
Non-interest-bearing demand deposits	¥32,115,337	—	¥29,468,962	—	¥27,268,871	—
Interest-bearing demand deposits	71,997,238	0.00%	69,154,600	0.00%	65,657,246	0.00%
Deposits at notice	817,716	0.00%	767,795	0.00%	797,908	0.00%
Time deposits	16,909,290	0.03%	17,474,088	0.03%	17,733,387	0.03%
Negotiable certificates of deposit	4,242,120	0.00%	4,626,441	0.00%	5,228,231	0.00%
Others	9,201,640	2.31%	9,220,192	1.02%	8,117,256	0.03%

Total domestic offices	135,283,341		130,712,078		124,802,899

Foreign offices:
Non-interest-bearing demand deposits	2,654,468	—	2,761,743	—	1,847,365	—
Interest-bearing demand deposits	5,516,729	3.83%	4,957,671	1.86%	4,088,493	0.43%
Deposits at notice	13,351,934	4.69%	13,579,493	2.37%	10,613,593	0.01%
Time deposits	12,255,976	4.87%	9,819,996	2.96%	6,930,976	0.79%
Negotiable certificates of deposit	9,959,803	5.20%	9,501,520	2.76%	6,346,824	0.30%
Others	113,678	2.26%	221,383	0.72%	196,666	0.12%

Total foreign offices	43,852,588		40,841,806		30,023,917

Total	¥179,135,929		¥171,553,884		¥154,826,816

Deposits at notice represent interest-bearing demand deposits which require the depositor to give two or more days’ notice in advance of withdrawal.
The total amount of deposits by foreign depositors included in domestic offices for the fiscal years ended March 31, 2024 and 2023 were ¥2,782,409 million and ¥3,366,448 million, respectively.
Uninsured Deposits
The total estimated amounts of uninsured deposits which are the portion of deposit accounts that exceed the insurance limit and amounts in the other uninsured deposit accounts at March 31, 2024 and 2023 were ¥125,356,002 million and ¥116,546,609 million, respectively. In Japan, the Deposit Insurance Act implemented by the Deposit Insurance Corporation of Japan protects depositors when deposit-taking institutions fail to meet their obligations by paying insurance money to depositors. The amount of coverage for deposits for payment and settlement purposes is full and deposits other than those is protected up to the principal amount of ¥10 million plus accrued interest per depositor. For additional information, refer to “Item 4.B. Business Overview -Regulations in Japan.”

At March 31, 2024, the amount and remaining maturities of uninsured time deposits and uninsured negotiable certificates of deposit are shown in the following table.

	At March 31, 2024
	Domestic offices	Foreign offices

	(In millions)
Uninsured time deposits:
Not later than three months	¥3,516,883	¥7,477,459
Later than three months and not later than six months	1,664,846	1,936,587
Later than six months and not later than one year	2,277,420	922,625
Later than one year	2,004,706	728,978

Total (1)	¥9,463,855	¥11,065,649

Uninsured negotiable certificates of deposit:
Not later than three months	¥3,330,633	¥7,497,691
Later than three months and not later than six months	112,291	2,745,291
Later than six months and not later than one year	80,500	268,008
Later than one year	60,000	577,670

Total	¥3,583,424	¥11,088,660

(1)	Time deposits in excess of the Federal Deposit Insurance Corporation insurance limit in U.S. office amounted to ¥2,179 million at March 31, 2024.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
The following consolidated financial statements and the reports thereon by its independent registered public accounting firm are filed as part
of this annual
report
:

F-
2

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of
Directors
Sumitomo Mitsui Financial Gr
oup,

Inc.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Sumitomo Mitsui Financial Group, Inc. and subsidiaries (the Group) as of March 31, 2024 and 2023, the related consolidated income statement and consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2024 and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of March 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2024, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as of March 31, 2024, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated June 25, 2024 expressed an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.
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
Assessment of the allowance for loan losses for SMBC’s corporate loans
As discussed in Notes 2, 3, 10 and 46 to the consolidated financial statements, the Group’s allowance for loan losses (ALL) was ¥ 979,000 million on gross loans and advances of ¥ 123,186,120 million as of March 31,

2024. Included in such balances are corporate loans of Sumitomo Mitsui Banking Corporation (SMBC), a commercial banking subsidiary. The ALL for SMBC’s corporate loans is estimated based on the expected credit loss (ECL), utilizing internal credit ratings (obligor grades), and incorporating forward-looking information into the ECL measurement by obligor grading through a qualitative assessment, macroeconomic factors, and additional ALL adjustments to capture portfolio-specific risk factors. For individually significant credit-impaired financial assets, a discounted cash flow (DCF) method is used to estimate the ALL, where cash flow streams of multiple scenarios are probability-weighted.
We identified the assessment of the ALL for SMBC’s corporate loans as a critical audit matter because of the significant measurement uncertainty and complex judgment involved which required a high degree of audit effort, including specialized skills and knowledge. Specifically, complex and subjective auditor judgment was required to evaluate:

•	the qualitative assessment of the obligor grading, including the assessment of obligor-specific forward-looking information

•	the models and key assumptions to incorporate macroeconomic factors

•	the methodologies and key assumptions underlying the adjustments to incorporate portfolio-specific risk factors

•	the key assumptions underlying the discounted cash flow projections for the DCF method.
In the assessment of these elements, the economic uncertainty arising from the situation in Russia and Ukraine, the impact of global monetary tightening, and the effect of changes in the domestic business environment mainly due to the increasing material and labour costs were considered.
In addition, auditor judgment was required to evaluate the sufficiency of audit evidence obtained.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the assessment of SMBC’s ALL for its corporate loans. This included controls related to the:

•	approval of the ALL methodologies and the assessment of the obligor grading methods

•	evaluation of the individual obligor grading, including the qualitative assessment of obligor-specific forward-looking information

•	determination of the models and key assumptions used to incorporate macroeconomic factors

•	determination of the methodologies and key assumptions underlying the adjustments to incorporate portfolio-specific risk factors

•	evaluation of the key assumptions underlying the discounted cash flow projections for the DCF method.
We assessed the reasonableness of the ALL methodologies by evaluating for compliance with IFRSs the methodologies used in the ALL estimate. In addition, we involved credit risk professionals with specialized industry skills and knowledge, who assisted in:

•
evaluating the obligor grading methods through the assessment of the consistency of the obligor grades with external ratings, and also through the reperformance of the retrospective review of the methods’ performance

•
evaluating the models to incorporate macroeconomic factors by assessing the conceptual soundness and performance test of the models through inspecting the model documentation to determine whether the models operated as intended

•
evaluating the methodologies to incorporate portfolio-specific risk factors by assessing the reasonableness of the methodologies through comparing them to peer bank information and also analyzing the result of a retrospective review.

With the assistance of credit risk professionals, we evaluated the qualitative assessment of the obligor grading, specifically the assessment of obligor-specific forward-looking information, for a selection of SMBC’s corporate customers by:

•	analyzing the customers’ current business performance and liquidity positions

•
assessing the feasibility of the customers’ business performance projections, through (i) comparing the underlying assumptions with available external information regarding the industry outlook, (ii) evaluating the reasonableness of the stress cases considered, and (iii) reviewing the current progress against the projections

•
analyzing the impact of economic sanctions targeting Russia and the countermeasures implemented by the Russian government on the customers’ repayment capacity and financial conditions, through the analysis of the current repayment situation

We evaluated the incorporation of macroeconomic factors into the ECL measurement through assessing the key assumptions underlying the adjustments by evaluating macroeconomic scenarios such as the growth rates of GDP through comparison to available external data.
We evaluated the adjustments to the ALL to incorporate portfolio-specific risk factors including the economic uncertainty due to the situation in Russia and Ukraine, the impact of global monetary tightening, and the impact of changes in the domestic business environment, through assessing the key assumptions underlying the adjustments by:

•	analyzing industry-specific economic trends by comparing them with available external information

•
analyzing the prolonged effect of economic sanctions targeting Russia and the countermeasures implemented by the Russian government as well as a deterioration of the credit condition of Russia through the assessment of the past due risk and loan modification risk for Russian customers, including the analysis of the observed trends in the repayment of Russian government and corporates

•	evaluating the impact of global monetary tightening, including the assessment of the consistency of the underlying assumption of interest rates with available external data.
We evaluated, for a selection of obligors, the key assumptions underlying the discounted cash flow projections for the DCF method through the assessment of obligors’ restructuring plans, the schedule and underlying sources of the repayments based on the plans, and the current progress against the plans.
We also assessed the sufficiency of the audit evidence obtained related to the ALL by evaluating the:

•	cumulative results of the audit procedures

•	qualitative aspects of SMBC’s accounting practices

•	potential bias in the accounting estimates.
/s/

KPMG AZSA LLC
We have served as the Group’s auditor since 1976.
Tokyo, Japan
June 25, 2024

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Sumitomo Mitsui Financial Group, Inc.:
Opinion on Internal Control Over Financial Reporting
We have audited Sumitomo Mitsui Financial Group, Inc. and subsidiaries’ (the Group) internal control over financial reporting as of March 31, 2024, based on criteria established in
Internal Control—Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of March 31, 2024, based on criteria established in
Internal Control—Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Group as of March 31, 2024 and 2023, and the related consolidated income statement and consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2024, and the related notes (collectively, the consolidated financial statements), and our report dated June 25, 2024 expressed an unqualified opinion on those consolidated financial statements.
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
/s/ KPMG AZSA LLC
Tokyo, Japan
June 25, 2024

F-
7

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statements of Financial Position

		At March 31,
	Note	2024	2023

		(In millions)
Assets:
Cash and deposits with banks	5	¥78,750,443	¥76,465,511
Call loans and bills bought		5,336,280	5,684,812
Reverse repurchase agreements and cash collateral on securities borrowed		14,148,667	11,024,084
Trading assets	6	6,512,061	4,585,915
Derivative financial instruments	7	9,909,272	8,649,947
Financial assets at fair value through profit or loss	8	2,376,129	1,488,239
Investment securities	9	30,149,837	27,595,598
Loans and advances	10	121,716,465	111,891,134
Investments in associates and joint ventures	11	1,552,645	1,141,250
Property, plant and equipment	12	1,347,093	1,832,241
Intangible assets	14	1,025,548	905,028
Other assets	15	8,327,942	6,167,202
Current tax assets		61,175	190,267
Deferred tax assets	23	58,080	65,810

Total assets		¥281,271,637	¥257,687,038

Liabilities:
Deposits	16	¥182,097,319	¥172,927,810
Call money and bills sold		3,138,049	2,569,056
Repurchase agreements and cash collateral on securities lent		20,166,958	17,786,026
Trading liabilities	17	4,924,490	3,291,089
Derivative financial instruments	7	11,877,473	10,496,855
Financial liabilities designated at fair value through profit or loss	18	498,284	414,106
Borrowings	19	16,107,158	15,371,801
Debt securities in issue	20	14,075,084	11,984,994
Provisions	21	231,319	247,344
Other liabilities	22	11,025,782	8,703,413
Current tax liabilities		170,284	41,649
Deferred tax liabilities	23	680,339	315,930

Total liabilities		264,992,539	244,150,073

Equity:
Capital stock	25	2,344,038	2,342,537
Capital surplus	25	663,265	645,774
Retained earnings	25	7,769,222	7,199,479
Treasury stock	25	(167,671)	(151,799)

Equity excluding other reserves		10,608,854	10,035,991
Other reserves	25	4,070,834	2,629,000

Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.		14,679,688	12,664,991
Non-controlling interests		137,066	106,172
Equity attributable to other equity instruments holders	26	1,462,344	765,802

Total equity		16,279,098	13,536,965

Total equity and liabilities		¥281,271,637	¥257,687,038

The accompanying notes are an integral part of the Consolidated Financial Statements.

F-
8

Consolidated Income Statements

		For the fiscal year ended March 31,
	Note	2024	2023	2022

		(In millions, except per share data)
Interest income		¥5,944,398	¥3,696,076	¥1,747,654
Interest expense		4,053,635	1,941,006	303,716

Net interest income	27	1,890,763	1,755,070	1,443,938

Fee and commission income		1,469,847	1,262,734	1,248,225
Fee and commission expense		233,715	222,920	209,762

Net fee and commission income	28	1,236,132	1,039,814	1,038,463

Net trading income	29	349,520	626,043	280,339
Net income from financial assets and liabilities at fair value through profit or loss	30	323,217	173,311	200,249
Net investment income	31	29,844	15,611	65,744
Other income	32	119,597	180,827	108,727

Total operating income		3,949,073	3,790,676	3,137,460

Impairment charges on financial assets	33	205,096	148,464	279,978

Net operating income		3,743,977	3,642,212	2,857,482

General and administrative expenses	34	2,229,701	1,965,417	1,801,621
Other expenses	35	466,857	502,347	368,559

Operating expenses		2,696,558	2,467,764	2,170,180

Share of post-tax profit (loss) of associates and joint ventures		160,370	87,428	(10,838)

Profit before tax		1,207,789	1,261,876	676,464

Income tax expense	36	312,039	326,027	161,389

Net profit		¥895,750	¥935,849	¥515,075

Profit attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.		¥873,346	¥911,831	¥499,573
Non-controlling interests		8,641	12,708	4,771
Other equity instruments holders		13,763	11,310	10,731
Earnings per share:
Basic	37	¥657.13	¥668.12	¥364.46
Diluted	37	656.94	667.89	364.31

The accompanying notes are an integral part of the Consolidated Financial Statements.

F-
9

Consolidated Statements of Comprehensive Income

	For the fiscal year ended March 31,
	2024	2023	2022

	(In millions)
Net profit	¥895,750	¥935,849	¥515,075
Other comprehensive income:
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans:
Gains (losses) arising during the period, before tax	50,358	7,417	33,081
Equity instruments at fair value through other comprehensive income:
Gains (losses) arising during the period, before tax	1,646,992	77,223	102,183
Own credit on financial liabilities designated at fair value through profit or loss:
Gains (losses) arising during the period, before tax	(11,900)	12,847	5,729
Share of other comprehensive income (loss) of associates and joint ventures	(14)	(245)	944
Income tax relating to items that will not be reclassified	(510,012)	(29,387)	(43,341)

Total items that will not be reclassified to profit or loss, net of tax	1,175,424	67,855	98,596
Items that may be reclassified subsequently to profit or loss:
Debt instruments at fair value through other comprehensive income:
Gains (losses) arising during the period, before tax	(140,412)	(341,532)	(512,814)
Reclassification adjustments for (gains) losses included in net profit, before tax	110,509	94,803	113,334
Exchange differences on translating foreign operations:
Gains (losses) arising during the period, before tax	528,441	304,252	404,292
Reclassification adjustments for (gains) losses included in net profit, before tax	(11,258)	5,385	192
Share of other comprehensive income (loss) of associates and joint ventures	13,210	30,660	30,891
Income tax relating to items that may be reclassified	9,226	76,369	113,538

Total items that may be reclassified subsequently to profit or loss, net of tax	509,716	169,937	149,433

Other comprehensive income, net of tax	1,685,140	237,792	248,029

Total comprehensive income	¥2,580,890	¥1,173,641	¥763,104

Total comprehensive income attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥2,555,100	¥1,149,318	¥746,012
Non-controlling interests	12,027	13,013	6,361
Other equity instruments holders	13,763	11,310	10,731

The accompanying notes are an integral part of the Consolidated Financial Statements.

F-1
0

Consolidated Statements of Changes in Equity

	Equity excluding other reserves				Other reserves
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Remeasure -ments of defined benefit plans reserve	Financial instruments at fair value through other comprehensive income reserve	Own credit on financial liabilities designated at fair value through profit or loss reserve	Exchange differences on translating foreign operations reserve	Equity attributable to SMFG’s shareholders	Non -controlling interests	Equity attributable to other equity instruments holders	Total equity

	(In millions)
Balance at April 1, 2021	¥2,341,274	¥722,595	¥6,078,208	¥(13,699)	¥214,411	¥2,106,255	¥(3,455)	¥113,646	¥11,559,235	¥68,379	¥648,536	¥12,276,150

Comprehensive income:
Net profit	—	—	499,573	—	—	—	—	—	499,573	4,771	10,731	515,075
Other comprehensive income	—	—	—	—	23,996	(208,128)	3,975	426,596	246,439	1,590	—	248,029

Total comprehensive income	—	—	499,573	—	23,996	(208,128)	3,975	426,596	746,012	6,361	10,731	763,104

Issuance of shares under share-based payment transactions	604	604	—	—	—	—	—	—	1,208	—	—	1,208
Issuance of other equity instruments	—	—	—	—	—	—	—	—	—	—	79,955	79,955
Acquisition and disposal of subsidiaries and businesses-net	—	—	—	—	—	—	—	—	—	17,141	—	17,141
Transaction with non-controlling interest shareholders	—	(334)	—	—	—	—	—	—	(334)	300	—	(34)
Share of changes in capital surplus of associates and joint ventures	—	5,097	—	—	—	—	—	—	5,097	—	—	5,097
Dividends to shareholders	—	—	(274,127)	—	—	—	—	—	(274,127)	(629)	—	(274,756)
Coupons on other equity instruments	—	—	—	—	—	—	—	—	—	—	(10,731)	(10,731)
Purchases of other equity instruments and sales of other equity instruments-net	—	—	—	—	—	—	—	—	—	—	5,120	5,120
Purchases of treasury stock	—	—	—	(75)	—	—	—	—	(75)	—	—	(75)
Sales of treasury stock	—	—	—	371	—	—	—	—	371	—	—	371
Loss on sales of treasury stock	—	—	(50)	—	—	—	—	—	(50)	—	—	(50)
Share-based payment transactions	—	87	—	—	—	—	—	—	87	—	—	87
Transfer from other reserves to retained earnings	—	—	131,002	—	(41,097)	(89,905)	—	—	—	—	—	—
Put options written on non-controlling interests	—	(82,667)	—	—	—	—	—	—	(82,667)	—	—	(82,667)
Others	—	—	(1)	—	—	—	—	—	(1)	1,773	—	1,772

Balance at March 31, 2022	¥2,341,878	¥645,382	¥6,434,605	¥(13,403)	¥197,310	¥1,808,222	¥520	¥540,242	¥11,954,756	¥93,325	¥733,611	¥12,781,692

Comprehensive income:
Net profit	—	—	911,831	—	—	—	—	—	911,831	12,708	11,310	935,849
Other comprehensive income	—	—	—	—	5,153	(121,127)	8,913	344,548	237,487	305	—	237,792

Total comprehensive income	—	—	911,831	—	5,153	(121,127)	8,913	344,548	1,149,318	13,013	11,310	1,173,641

Issuance of shares under share-based payment transactions	659	659	—	—	—	—	—	—	1,318	—	—	1,318
Issuance of other equity instruments	—	—	—	—	—	—	—	—	—	—	116,940	116,940
Acquisition and disposal of subsidiaries and businesses-net	—	—	—	—	—	—	—	—	—	97	—	97
Transaction with non-controlling interest shareholders	—	(394)	—	—	—	—	—	—	(394)	1,453	—	1,059
Dividends to shareholders	—	—	(301,627)	—	—	—	—	—	(301,627)	(2,627)	—	(304,254)
Coupons on other equity instruments	—	—	—	—	—	—	—	—	—	—	(11,310)	(11,310)
Redemption of other equity instruments	—	(34)	—	—	—	—	—	—	(34)	—	(84,966)	(85,000)
Purchases of other equity instruments and sales of other equity instruments-net	—	—	—	—	—	—	—	—	—	—	217	217
Purchases of treasury stock	—	—	—	(138,840)	—	—	—	—	(138,840)	—	—	(138,840)
Sales of treasury stock	—	—	—	444	—	—	—	—	444	—	—	444
Loss on sales of treasury stock	—	—	(111)	—	—	—	—	—	(111)	—	—	(111)
Share-based payment transactions	—	161	—	—	—	—	—	—	161	—	—	161
Transfer from other reserves to retained earnings	—	—	154,781	—	(42,879)	(111,902)	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—	—	911	—	911

Balance at March 31, 2023	¥2,342,537	¥645,774	¥7,199,479	¥(151,799)	¥159,584	¥1,575,193	¥9,433	¥884,790	¥12,664,991	¥106,172	¥765,802	¥13,536,965

F-1
1

	Equity excluding other reserves				Other reserves
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Remeasure- ments of defined benefit plans reserve	Financial instruments at fair value through other comprehensive income reserve	Own credit on financial liabilities designated at fair value through profit or loss reserve	Exchange differences on translating foreign operations reserve	Equity attributable to SMFG’s shareholders	Non- controlling interests	Equity attributable to other equity instruments holders	Total equity

	(In millions)
Balance at March 31, 2023	¥2,342,537	¥645,774	¥7,199,479	¥(151,799)	¥159,584	¥1,575,193	¥9,433	¥884,790	¥12,664,991	¥106,172	¥765,802	¥13,536,965
Comprehensive income:
Net profit	—	—	873,346	—	—	—	—	—	873,346	8,641	13,763	895,750
Other comprehensive income	—	—	—	—	35,526	1,136,616	(8,256)	517,868	1,681,754	3,386	—	1,685,140

Total comprehensive income	—	—	873,346	—	35,526	1,136,616	(8,256)	517,868	2,555,100	12,027	13,763	2,580,890

Issuance of shares under share-based payment transactions	1,501	1,501	—	—	—	—	—	—	3,002	—	—	3,002
Issuance of other equity instruments	—	—	—	—	—	—	—	—	—	—	698,552	698,552
Acquisition and disposal of subsidiaries and businesses-net	—	—	—	—	—	—	—	—	—	39,854	—	39,854
Transaction with non-controlling interest shareholders	—	(85,410)	—	—	—	—	—	—	(85,410)	(17,577)	—	(102,987)
Dividends to shareholders	—	—	(348,177)	—	—	—	—	—	(348,177)	(4,612)	—	(352,789)
Coupons on other equity instruments	—	—	—	—	—	—	—	—	—	—	(13,763)	(13,763)
Purchases of other equity instruments and sales of other equity instruments-net	—	—	—	—	—	—	—	—	—	—	(2,010)	(2,010)
Purchases of treasury stock	—	—	—	(211,434)	—	—	—	—	(211,434)	—	—	(211,434)
Sales of treasury stock	—	—	—	402	—	—	—	—	402	—	—	402
Loss on sales of treasury stock	—	—	(185)	—	—	—	—	—	(185)	—	—	(185)
Cancellation of treasury stock	—	—	(195,160)	195,160	—	—	—	—	—	—	—	—
Share-based payment transactions	—	(1,092)	—	—	—	—	—	—	(1,092)	—	—	(1,092)
Transfer from other reserves to retained earnings	—	—	239,920	—	(35,386)	(204,534)	—	—	—	—	—	—
Put options written on non-controlling interests	—	102,637	—	—	—	—	—	—	102,637	—	—	102,637
Others	—	(145)	(1)	—	—	—	—	—	(146)	1,202	—	1,056

Balance at March 31, 2024	¥2,344,038	¥663,265	¥7,769,222	¥(167,671)	¥159,724	¥2,507,275	¥1,177	¥1,402,658	¥14,679,688	¥137,066	¥1,462,344	¥16,279,098

The accompanying notes are an integral part of the Consolidated Financial Statements.

F-
1
2

Consolidated Statements of Cash Flows

	For the fiscal year ended March 31,
	2024	2023	2022
	(In millions)
Operating Activities:
Profit before tax	¥1,207,789	¥1,261,876	¥676,464
Adjustments for:
(Gains) losses on financial assets at fair value through profit or loss and investment securities	(187,170)	21,963	(69,521)
Foreign exchange gains	(1,494,145)	(684,581)	(666,606)
Provision for loan losses	222,894	138,176	269,060
Depreciation and amortization	338,521	322,337	321,205
Share of post-tax (profit) loss of associates and joint ventures	(160,370)	(87,428)	10,838
Net changes in assets and liabilities:
Net decrease of term deposits with original maturities over three months	1,088,493	951,419	733,091
Net (increase) decrease of call loans and bills bought	517,417	(3,673,298)	713,266
Net (increase) decrease of reverse repurchase agreements and cash collateral on securities borrowed	(2,693,143)	568,865	696,588
Net increase of loans and advances	(9,099,523)	(6,895,665)	(6,144,509)
Net change of trading assets and liabilities, derivative financial instruments, and financial liabilities designated at fair value through profit or loss	198,149	1,018,634	1,646,826
Net increase of deposits	7,921,341	9,574,826	6,097,718
Net increase (decrease) of call money and bills sold	550,540	1,433,307	(267,746)
Net increase (decrease) of repurchase agreements and cash collateral on securities lent	2,079,860	(2,583,712)	1,376,865
Net increase (decrease) of other unsubordinated borrowings and debt securities in issue	662,503	(5,286,295)	886,167
Income taxes paid—net	(200,183)	(386,659)	(268,730)
Other operating activities—net	83,657	(933,671)	(909,783)

Net cash and cash equivalents provided by (used in) operating activities	1,036,630	(5,239,906)	5,101,193

Investing Activities:
Purchases of financial assets at fair value through profit or loss and investment securities	(33,509,657)	(30,516,914)	(34,468,950)
Proceeds from sales of financial assets at fair value through profit or loss and investment securities	13,848,481	17,653,233	18,191,505
Proceeds from maturities of financial assets at fair value through profit or loss and investment securities	19,493,790	18,975,571	14,236,933
Acquisitions of subsidiaries and businesses, net of cash and cash equivalents acquired	(9,993)	—	(215,694)
Disposal of subsidiaries and businesses, net of cash and cash equivalents disposed	71,451	—	—
Investments in associates and joint ventures	(350,938)	(57,464)	(134,183)
Proceeds from sales of investments in associates and joint ventures	939	23,211	2,922
Purchases of property, plant and equipment	(119,710)	(87,989)	(81,367)
Purchases of intangible assets	(242,877)	(199,122)	(194,836)
Proceeds from sales of property, plant and equipment	1,964	8,740	280
Other investing activities—net	(4)	(2)	(1)

Net cash and cash equivalents provided by (used in) investing activities	(816,554)	5,799,264	(2,663,391)

Financing Activities:
Redemption of subordinated borrowings	(30,000)	(48,000)	(15,000)
Proceeds from issuance of subordinated bonds	274,551	99,984	95,533
Redemption of subordinated bonds	—	—	(382,600)
Payments for the principal portion of lease liabilities	(94,574)	(90,601)	(95,816)
Proceeds from issuance of other equity instruments	698,552	116,940	79,955
Redemption of other equity instruments	—	(85,000)	—
Dividends paid to shareholders of Sumitomo Mitsui Financial Group, Inc.	(348,010)	(301,600)	(274,058)
Dividends paid to non-controlling interest shareholders	(4,612)	(2,627)	(629)
Coupons paid to other equity instruments holders	(13,763)	(11,310)	(10,731)
Purchases of treasury stock and proceeds from sales of treasury stock—net	(211,217)	(138,507)	246
Purchases of other equity instruments and proceeds from sales of other equity instruments—net	(2,010)	217	5,120
Transactions with non-controlling interest shareholders—net	(102,733)	956	119

Net cash and cash equivalents provided by (used in) financing activities	166,184	(459,548)	(597,861)

Effect of exchange rate changes on cash and cash equivalents	1,707,311	900,472	955,315

Net increase of cash and cash equivalents	2,093,571	1,000,282	2,795,256
Cash and cash equivalents at beginning of period	75,344,235	74,343,953	71,548,697

Cash and cash equivalents at end of period	¥77,437,806	¥75,344,235	¥74,343,953

Net cash and cash equivalents provided by operating activities includes:
Interest and dividends received	¥6,073,451	¥3,639,559	¥1,943,386
Interest paid	3,902,048	1,793,559	300,683

The accompanying notes are an integral part of the Consolidated Financial Statements.

F-
1
3

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
The accompanying consolidated financial statements have been authorized for issue by the Management Committee on June 25, 2024.

2	SUMMARY OF MATERIAL ACCOUNTING POLICIES
The principal accounting policies applied in the preparation of the consolidated financial statements are set out below. These policies have been consistently applied to all the fiscal years presented, unless otherwise stated.
Basis of Preparation
Compliance with International Financial Reporting Standards
The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”), which the Group refers to as “IFRS.”
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

F-1
4

Critical accounting estimates and judgments
The preparation of the consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the accounting policies. Actual results may differ from these estimates. The notes to the consolidated financial statements set out areas involving a higher degree of judgment or complexity, or areas where assumptions are significant to the consolidated financial statements, such as allowance for loan losses (Note 10), fair value of financial instruments (Note 44), impairment of property, plant and equipment (Note 12), impairment of intangible assets (Note 14), provision for interest repayment (Note 21), retirement benefits (Note 24) and deferred tax assets (Note 23).
Refer to Note 3 “Critical Accounting Estimates and Judgments” for further information.
New and Amended Accounting Standards Adopted by the Group
During the fiscal year ended March 31, 2024, a number of amendments to standards have become effective; however, they have not resulted in any material changes to the Group’s accounting policies.
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

F-1
5

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

F-1
6

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

F-1
7

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
Financial assets measured at amortized cost
Financial assets are measured at amortized cost if they are held within a business model whose objective is to hold the assets in order to collect contractual cash flows, and their contractual cash flows are SPPI. These financial assets are mainly included in “Loans and advances” and also in “Investment securities” in the consolidated statements of financial position. They are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition of the financial assets, and are subsequently measured at amortized cost using the effective interest method. Interest income on these financial assets calculated using the effective interest method is recognized in “Net interest income” in the consolidated income statements.
Financial assets measured at fair value through other comprehensive income
Financial assets are measured at FVOCI if they are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and their contractual cash flows are SPPI. These financial assets are included in “Investment securities” in the consolidated statements of financial position. They are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition of the financial assets, and are subsequently measured at fair value. Gains and losses arising from changes in the fair value of these financial assets are recognized in other comprehensive income, until they are derecognized. At the time of derecognition, the cumulative gains or losses previously recognized in other comprehensive income are reclassified to profit or loss and are recognized in “Net investment income” in the consolidated income statements. Interest income on these financial assets calculated using the effective interest method, foreign currency gains and losses, and impairment gains and losses are recognized in “Net interest income,” “Net trading income” and “Impairment charges on financial assets” in the consolidated income statements, respectively.

F-
1
8

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

F-
19

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

F-2
0

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

F-2
1

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
For the fiscal years ended March 31, 2024 and 2023, there were no transactions pursuant to repurchase agreements, securities lending transactions or other transactions involving the transfer of financial assets with an obligation to repurchase such transferred assets that were treated as sales and hence derecognized for accounting purposes.

F-2
2

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
The Group determines whether there has been a significant increase in credit risk by comparing the risk of a default occurring on a financial instrument at the reporting date with that at the date of initial recognition, based on quantitative and qualitative assessments. As for the quantitative assessment, the Group measures increase of probability of default (“PD”) since initial recognition. If an obligor gets downgraded to a certain degree which reflects an increase of PD exceeding the threshold defined, which is approximately 100 bps for corporate borrowers, a significant increase in credit risk is recognized. For example, origination obligor grade getting down by one to four grades is taken as a significant increase in credit risk where PD has increased since initial recognition, and the numbers of obligor grade deterioration taken to identify significant increase in credit risk depend on credit quality at origination. The origination obligor grade with lower credit rating takes less downgrades to identify significant increase in credit risk than those with higher credit rating, due to the difference in increase of PD. Refer to Note 46 “Financial Risk Management” for information on obligor grading system of SMBC. As for the qualitative assessment, the Group evaluates credit risk characteristics of financial assets in accordance with the Group’s credit risk management practices. For example, certain financial assets that meet high credit risk criteria are transferred to Stage 2 from Stage 1. Moreover, financial assets whose principal and/or interest payments are more than 30 days past due are transferred to Stage 2. If there is no longer any observation of a significant increase in credit risk, the financial instrument will be transferred to Stage 1.
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

F-2
3

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
The Group incorporates forward-looking information into the ECL measurement by obligor grading, macroeconomic factors and additional ECL adjustments as appropriate. Obligor-specific forward-looking information is reflected in the obligor grade as a qualitative assessment. Refer to Note 46 “Financial Risk Management” for information on obligor grading system of SMBC. To incorporate forward-looking information into the ECL models, the Group introduces an approach based on multiple scenarios. In this approach, four

F-2
4

scenarios (base, upside, downside and severe downside scenarios) are modelled to ensure an unbiased ECL calculation. Information considered in the development of the base scenario is aligned with information used for strategic planning, budgeting and risk management of the Group, and includes not only internal information but external information including economic data and forecasts publicly provided by Japanese governmental bodies, research institutes of the private-sector and international organizations conducting economic analysis and projections. The severe downside scenario is the adverse scenario and based on the stressed business environments such as serious economic recession and financial market disruption, and the scenario is in conformity with the Group’s internal stress test. Besides, both the downside scenario and the upside scenario are developed based on the premises of the base scenario and the past macroeconomic experiences. Applied probability weightings for each scenario are determined mainly by statistical methods. Furthermore, additional ECL adjustments are applied in cases where known or expected risk factors or information have not been specifically considered in the ECL model and thus the ECL does not fully reflect current circumstances, events or conditions at relevant portfolio level.
The Group has identified the key macroeconomic drivers impacting the credit risks and losses in each major portfolio of financial assets and has estimated relationships between those key drivers and credit risks and losses using an analysis of historical data. For domestic and foreign loans to wholesale customers, the key drivers for credit risks and losses are the growth rates of gross domestic product (“GDP”) for Japan and foreign regions (US, European and Asia-Pacific region). In addition, short-term interest rate is also applied as the key driver for Japan, and stock price index, which is used as an indicator of financial environment, is applied for US and European regions. For domestic loans to retail customers, the Japanese unemployment rate is applied as the key driver. Outcomes of the analysis are incorporated into PD for ECL recognition and measurement in a probability-weighted way. For the periods beyond the scenarios, projections revert to long-term trend expectations.
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
Depreciation of property, plant and equipment other than land is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives, as follows:

•	Buildings: 7–50 years;

F-2
5

•	Right of use assets: the shorter of the lease term and the estimated useful life, which is generally 1–28 years; and

•	Assets for r ent and others: 2–40 years.
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
Other intangible assets
Other intangible assets consist of leasehold rights. They are recognized only when the Group legally obtains the rights and can reliably measure the fair value. Leasehold rights have an indefinite useful life and they are not amortized but are tested for impairment annually.
Impairment of
Non-Financial
Assets
Non-financial
assets are reviewed for impairment at the end of each reporting period and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If any such indication

F-2
6

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

F-2
7

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
Financial Guarantee Contracts
Financial guarantee contracts are contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the original or modified terms of a debt instrument. Such financial guarantees are given to banks, financial institutions and other bodies on behalf of customers to secure loans, overdrafts and other banking facilities. Financial guarantees are initially recognized at fair value on the date the guarantee is given.
Financial guarantees are subsequently measured at the higher of the loss allowance and the amount initially recognized less the cumulative income recognized at the reporting date, and are included in “Other liabilities” in the consolidated statements of financial position. Any change in the loss allowance relating to financial guarantee contracts is included in “Impairment charges on financial assets” in the consolidated income statements.
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

F-
28

The present value of the defined benefit obligation is calculated annually by qualified actuaries. In calculating the present value of the defined benefit obligation, the related current service cost, and past service cost, the Group attributes the retirement benefits to years of service under the benefit formula. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using market yields of AA credit-rated corporate bonds that have terms to maturity approximating those of the related obligations. In cases where there is no deep market in corporate bonds with a sufficiently long maturity to match the estimated maturity of the benefit payments, the Group uses current market rates of the appropriate term to discount shorter term payments and estimates the discount rates for longer maturities by extrapolating current market rates along the yield curve.
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

F-
29

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
Deferred taxes are not recognized for the following temporary differences: (a) the initial recognition of goodwill; (b) the initial recognition of assets or liabilities in a transaction that is not a business combination, that affects neither accounting nor taxable profit or loss and that does not give rise to equal taxable and deductible temporary differences; and (c) the temporary differences associated with investments in subsidiaries, associates, and joint ventures, when the parent investor is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.
Deferred tax assets relating to tax losses carried forward and deductible temporary differences are recognized, only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the deductible temporary differences can be utilized.
International Tax Reform—Pillar Two Model Rules
The Group applies “International Tax Reform—Pillar Two Model Rules, Amendments to IAS 12 ‘Income Taxes.’” The amendments provide temporary relief from accounting for deferred taxes arising from the Organization for Economic Co-operation and Development’s (“OECD”) international tax reform. The relief adopted by the Group is the temporary exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes. For further information about the Group’s exposure to the tax reform, see Note 36 “Income Tax Expense.”
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

F-3
0

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
Fee and Commission Income
The Group recognizes fee and commission income in accordance with the five-step model under IFRS 15 “Revenue from Contracts with Customers”.
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

F-3
1

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
The effective date of applying the amendments was January 1, 2022 when they were originally issued, however, in July 2020, the IASB issued an amendment which defers the effective date to annual periods beginning on or after January 1, 2023. Subsequently, in October 2022, the IASB issued a further amendment which defers the effective date to annual periods beginning on or after January 1, 2024. The amendments are not expected to have a material impact on the Group’s consolidated financial statements.
Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)
In September 2022, the IASB issued narrow-scope amendments to IFRS 16 “Leases,” which add to subsequent measurement requirements for the lease liability arising from a sale and leaseback transaction. The amendments specify how to measure the lease liability when reporting after the date of the transaction. The amendments are effective for annual reporting periods beginning on or after January 1, 2024 and are not expected to have a material impact on the Group’s consolidated financial statements.
Non-current
Liabilities with Covenants (Amendments to IAS 1)
In October 2022, the IASB issued amendments to IAS 1 to improve the information entities provide about long-term debt with covenants. The amendments to IAS 1 specify that covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current
at the reporting date. Instead, the amendments require an entity to disclose information about these covenants in the notes to the financial statements and enable investors to understand the risk that such debt could become repayable early. The amendments are effective for annual reporting periods beginning on or after January 1, 2024 and are not expected to have a material impact on the Group’s consolidated financial statements.
Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7)
In May 2023, the IASB issued amendments to IAS 7 “Statement of Cash Flows” and IFRS 7 “Financial Instruments: Disclosures,”, which require an entity to provide disclosures to enhance the transparency of supplier finance arrangements and their effects on an entity’s liabilities, cash flows and exposure to liquidity risk. The amendments are effective for annual periods beginning on or after January 1, 2024 and are not expected to have a material impact on the Group’s consolidated financial statements.
Lack of Exchangeability (Amendments to IAS 21)
In August 2023, the IASB issued the amendments to IAS 21 “The Effects of Changes in Foreign Exchange Rates” to address a matter not previously covered in the accounting requirements for the effects of changes in foreign exchange rates. The amendments require entities to apply a consistent approach in assessing whether a currency can be exchanged into another currency. The amendments also require entities to determine the exchange rate and provide more useful information in their financial statements when a currency cannot be exchanged into another currency. The amendments are effective for annual periods beginning on or after January 1, 2025. The Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.
Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)
In May 2024, the IASB issued amendments to IFRS 9 and IFRS 7 to address diversity in accounting practice by making the requirements more understandable and consistent. The amendments clarify the classification of financial assets with environmental, social and corporate governance (“ESG”) and similar features by clarifying how the contractual cash flows on such loans should be assessed. The amendments also clarify the date on which a financial asset or financial liability via electronic cash transfers is derecognized. In addition, the amendments require additional disclosure to enhance transparency for investors regarding investments in equity instruments designated at fair value through other comprehensive income and financial instruments with contingent features, such as features tied to ESG-linked targets. The amendments are effective for annual periods beginning on or after January 1, 2026. The Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.
IFRS 18 “Presentation and Disclosure in Financial Statements”
In April 2024, the IASB issued IFRS 18 “Presentation and Disclosure in Financial Statements” replacing IAS 1 to improve the usefulness of information presented and disclosed in financial statements. IFRS 18 introduces three sets of new requirements. The standard defines categories for income and expenses, such as operating, investing and financing, and requires entities to provide new defined subtotals, including operating profit. IFRS 18 also requires entities that define entity-specific measures that are related to the income statement to disclose explanations of those measures, referred to as management-defined performance measures. In addition, it sets out enhanced guidance on how to organize information and whether to provide it in the primary financial statements or in the notes and requires entities to provide more transparency about operating expenses. These new requirements are to improve entities’ reporting of financial performance and give investors a better basis for analyzing and comparing entities. The standard carries forward many requirements from IAS 1 unchanged. The standard is effective for annual periods beginning on or after January 1, 2027. The Group is currently evaluating the potential impact that the adoption of the standard will have on its consolidated financial statements.

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

For the fiscal year ended March 31, 2024, the obligor grading, macroeconomic factors and additional ECL adjustments used to determine the final ECL reflected the current and forward-looking impact of the situation in Russia and Ukraine, the high interest rates in foreign countries due to global monetary tightening and the changes in the domestic business environment. The obligor grades were reviewed based on the most recent information available as appropriate.
The macroeconomic scenarios for incorporating forward-looking information in the ECL measurement were updated, reflecting the recent economic forecasts. The Group assumed that the Japanese economy would recover moderately due to a recovery in private consumption supported by improvements in the employment and income environment and an increase in capital investment underpinned by corporate earnings during the fiscal year ending March 31, 2025. The following year, the Group expected these trends to continue, with household consumption increasing and inflation kept steady. As for the US economy, the Group assumed the pace of its growth would be slower due to the downturn pressure in private consumption and capital investment reflecting a cautious approach to lending by financial institutions during the fiscal years ending March 31, 2025 and 2026. As for the European economy, the Group expected that it would bottom out and start to recover by the fiscal year ending March 31, 2025, with improvements in purchasing power and a decrease in inflationary pressures. As for the Asia-Pacific economy, the Group assumed the Chinese economy would continue its slow growth, whereas other Asian economies would grow steadily driven by demand in digital and service sectors. This assumption was considered in determining the base scenario. The severe downside scenario is the adverse scenario and based on the stressed business environments such as serious economic recession and financial market disruption, and the scenario is in conformity with the Group’s internal stress test. Besides, both the downside and upside scenarios are developed based on the premises of the base scenario and the past macroeconomic experiences. Applied probability weightings for each scenario are determined mainly by statistical methods. The following table shows the growth rates of the Japanese, US, European Monetary Union (“EMU”) and Asia-Pacific GDPs and the Japanese short-term interest rate, which are key factors of the macroeconomic scenarios.

	For the fiscal year ending March 31,
As at March 31, 2024:	2025	2026
Upside	(%)
Japanese GDP (Nominal)	5.5	1.6
US GDP (Real)	4.9	0.7
EMU GDP (Real)	3.1	2.1
Asia-Pacific GDP (Real)	7.3	3.4
Japanese short-term interest rate	0.1	0.1

Base
Japanese GDP (Nominal)	2.7	2.5
US GDP (Real)	2.1	1.7
EMU GDP (Real)	0.3	1.2
Asia-Pacific GDP (Real)	4.5	4.4
Japanese short-term interest rate	0.1	0.1

Downside
Japanese GDP (Nominal)	2.6	2.7
US GDP (Real)	(1.3)	4.7
EMU GDP (Real)	(1.5)	1.7
Asia-Pacific GDP (Real)	2.1	4.5
Japanese short-term interest rate	0.1	0.1

Severe downside
Japanese GDP (Nominal)	1.1	3.6
US GDP (Real)	(2.7)	5.6
EMU GDP (Real)	(2.1)	1.3
Asia-Pacific GDP (Real)	1.2	4.9
Japanese short-term interest rate	0.1	0.1

The following table shows the probability weightings of each scenario the Group estimates.

	Upside	Base	Downside	Severe downside
	(%)

As at March 31, 2024:
Scenario probability weighting	20	60	13	7

In determining the need for making additional ECL adjustments, the Group considered whether there is an increase in the credit risk for some portfolios which had a material adverse impact resulting from the sanctions imposed in connection with Russia’s aggression against Ukraine, from the high interest rates in foreign countries due to the global monetary tightening, or from the changes in the domestic business environment and whether the increased risk, if any, was not fully incorporated in the ECL model. For the Russian exposure, the Group evaluated the forward-looking impact on credit risks and losses based on factors such as the possibility that payment of principal or interest would be delayed or a request for loan restructuring would be made due to the prolonged impact

of sanctions targeting Russia imposed by the Japanese government and authorities in several other jurisdictions, Russia’s measures to defend its economy and mitigate the effect of sanctions, and a deterioration of credit condition of Russia. In addition, the Group also considered the prolonged difficulty in collecting payments from Russian customers through remittances out of Russia due to orders by the Russian authorities. For the high interest rates in foreign countries from the global monetary tightening, the Group evaluated the forward-looking impact on credit risks and losses in light of the increased interest payment burden on borrowers. For the changes in the domestic business environment, additional ECL adjustments included the consideration of the increasing material and labor costs, the termination of the government support measures and the lifting of the negative interest rate policy by the
Bank of Japan. The Group evaluated the forward-looking impact on credit risks and losses of certain industry-related portfolios selected based on changes in factors such as the market conditions and bankruptcy trends. As a consequence, the Group decided to make ECL adjustments for the above portfolios affected by the situation in Russia and Ukraine, the high interest rates in foreign countries due to the global monetary tightening and the changes in the domestic business environment. At March 31, 2024, the Group’s credit risk exposure to Russian borrowers was approximately ¥284 billion and the ECL for that exposure was ¥86,751 million. In addition, the additional ECL adjustments for the portfolios affected by the high interest rates in foreign countries due to the global monetary tightening and for the portfolios affected by the changes in the domestic business environment were ¥15,634 million and ¥14,004 million, respectively.
Management estimates and judgments may change from time to time as the economic environment changes or new information becomes available. Changes in these estimates and judgments will result in a different allowance for loan losses and may have a direct impact on impairment charges. Allowance for loan losses amounted to ¥979,000 million and ¥864,114 million at March 31, 2024 and 2023, respectively. For additional information, refer to Note 10 “Loans and Advances.”
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
Impairment
of Property, Plant and Equipment
The Group has property, plant and equipment, which consist of assets for rent, land, buildings, right of use assets and others. Property, plant and equipment are tested for impairment if events or changes in circumstances indicate that it may not be recoverable at the end of each reporting period. If any such indication exists, then its recoverable amount is estimated. The process to determine the recoverable amount is inherently uncertain because such recoverable amount is determined based on management estimates and judgments. Changes in management judgments may result in different impairment test results and different impairment amounts recognized. For the fiscal years ended March 31, 2024, 2023 and 2022, impairment losses on property, plant and equipment were ¥4,168 million, ¥31,617 million and ¥43,708 million, respectively. For additional information, refer to Note 12 “Property, Plant and
Equipment.”

Impairment of Intangible Assets
Impairment of goodwill
Goodwill is tested for impairment on an annual basis or more frequently if events or changes in circumstances indicate that it may not be recoverable. If any such indication exists, then its recoverable amount is estimated. The process to determine the recoverable amount is inherently uncertain because such recoverable amount is determined based on a number of management estimates and judgments. The Group determines the recoverable amount using the estimated future cash flows, pre-tax
discount rates, growth rates, and other factors. The estimation of future cash flows inherently reflects management judgments, even though such forecasts are prepared taking into account actual performance and external economic data. The pre-tax
discount rates and growth rates may be significantly affected by market interest rates or other market conditions, which are beyond management’s control, and therefore significant management judgments are made to determine these assumptions. These management judgments are made based on the facts and circumstances at the time of the impairment test, and may vary depending on the situation and the time. Changes in management judgments may result in different impairment test results and different impairment amounts recognized. For the fiscal years ended March 31, 2024, 2023 and 2022, impairment losses on goodwill were nil, ¥126,151 million and nil, respectively. For additional information, refer to Note 14 “Intangible Assets.”
Impairment of other intangible assets
The Group has other intangible assets, not including goodwill, which consist of software, contractual customer relationships, trademarks and others. These are divided into other amortizing intangible assets and other non-amortizing
intangible assets. Other amortizing intangible assets are tested for impairment if events or changes in circumstances indicate that it may not be recoverable at the end of each reporting period. Other non-amortizing
intangible assets are tested for impairment on an annual basis or more frequently if events or changes in circumstances indicate that it may not be recoverable. If any such indication exists, then its recoverable amount is estimated. The process to determine the recoverable amount is inherently uncertain because such recoverable amount is determined based on a number of management estimates and judgments as described in “—Impairment of goodwill.” Changes in management judgments may result in different impairment test results and different impairment amounts recognized. For the fiscal years ended March 31, 2024, 2023 and 2022, impairment losses on other intangible assets were ¥9,648 million, ¥9,368 million and ¥55,816 million, respectively. For additional information, refer to Note 14 “Intangible Assets.”
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

Management estimates and judgments may change from time to time as the legal environment and market conditions change or new information becomes available. Changes in these estimates and judgments could affect the balance of provision for interest repayment. Provision for interest repayment is recorded in provisions as a liability, and it totaled ¥120,864 million and ¥128,234 million at March 31, 2024 and 2023, respectively. For additional information, refer to Note 21
“Provisions.”
Retirement Benefits
The Group has defined benefit plans such as defined benefit pension plans and lump-sum
severance indemnity plans. The present value of the defined benefit obligation is calculated based on actuarial valuations that are dependent upon a number of assumptions, including discount rates, mortality rates and future salary (benefit) increases. The discount rates are equivalent to market yields of AA credit-rated corporate bonds that have terms to maturity approximating those of the related obligations. Future mortality rates are based on the official mortality table generally used for actuarial assumptions in Japan. Other assumptions used for the calculation of the defined benefit obligation are based on historical records. Due to the long-term nature of these plans, such estimates are subject to significant uncertainty. Any change in these assumptions will impact actuarial gains and losses, as well as the present value of the defined benefit obligation and the net retirement benefit expense for each period. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions in the year, and return on plan assets excluding interest income are recognized in other comprehensive income and are never reclassified to profit or loss.
The difference between the fair value of the plan assets and the present value of the defined benefit obligation at the end of the reporting period is recognized as assets and liabilities in the consolidated statements of financial position. When this calculation for each plan results in a benefit to the Group, the recognized asset is limited to the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan (“asset ceiling”). An economic benefit is available to the Group, if it is realizable during the life of the plan or on settlement of the plan obligation. The net total of assets and liabilities in the consolidated statements of financial position amounted to net assets of ¥503,050 million and ¥525,123 million at March 31, 2024 and 2023, respectively. For additional information, refer to Note 24 “Retirement Benefits.”
Deferred Tax Assets
Deferred tax assets relating to tax losses carried forward and deductible temporary differences are recognized, only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the deductible temporary differences can be utilized. This assessment requires significant management estimates and judgments. Future taxable profit is estimated based on, among other relevant factors, forecasted results of operations, which are based on historical financial performance and the business plans that management believes to be prudent and feasible. While the Group carefully assesses the realization of tax losses carried forward and deductible temporary differences, the actual taxable profit in the future may be less than the forecast. The deferred tax assets amounted to ¥58,080 million and ¥65,810 million in the consolidated statements of financial position at March 31, 2024 and 2023, respectively, while the net total of deferred tax assets and liabilities amounted to net liabilities of ¥622,259 million and ¥250,120 million at March 31, 2024 and 2023, respectively. For additional information, refer to Note 23 “Deferred Income Tax.”

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
Wholesale Business Unit
The Wholesale Business Unit provides comprehensive solutions primarily for corporate clients in Japan that respond to wide-ranging client needs in relation to financing, investment management, risk hedging, settlement, M&A and other advisory services, digital services and leasing services. This business unit mainly consists of the wholesale businesses of SMBC, SMBC Trust Bank Ltd. (“SMBC Trust Bank”), Sumitomo Mitsui Finance and

Leasing Company, Limited (“SMFL”), SMBC Nikko Securities Inc. (“SMBC Nikko Securities”) and Sumitomo Mitsui Card Company, Limited (“Sumitomo Mitsui Card”), which merged with SMBC Finance Service Co., Ltd. on April 1, 2024.
Retail Business Unit
The Retail Business Unit provides financial services to consumers residing in Japan and mainly consists of the retail businesses of SMBC, SMBC Trust Bank, SMBC Nikko Securities, Sumitomo Mitsui Card and SMBC Consumer Finance Co., Ltd. (“SMBC Consumer Finance”). This business unit offers a wide range of products and services for consumers, including wealth management services, settlement services, consumer finance and housing loans, in order to address the financial needs of all individual customers.
Global Business Unit
The Global Business Unit supports the global businesses of a diverse range of clients, such as Japanese companies operating overseas, non-Japanese
companies, financial institutions, government agencies, public corporations and retail clients of various countries. This business unit provides a variety of tailored products and services to meet customer and market requirements, including loans, deposits, clearing services, trade finance, project finance, loan syndication, derivatives, global cash management services, leasing services, equity and fixed income sales and trading, underwriting activities, Japanese stock brokerage and M&A advisory services. This business unit mainly consists of the global businesses of SMBC, SMBC Trust Bank, SMFL, SMBC Nikko Securities and their foreign subsidiaries.
Global Markets Business Unit
The Global Markets Business Unit offers solutions through foreign exchange products, derivatives, bonds, stocks and other marketable financial products, and also undertakes asset liability management operations, which help comprehensively control balance sheet liquidity risks and market risks. This business unit consists of the Global Markets and Treasury Unit of SMBC, which was renamed from the Treasury Unit in April 2023, and the Global Markets Division of SMBC Nikko Securities.
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
Measurement of Segment Profit or Loss
The business segment information is prepared under the management approach. Consolidated net business profit is used as a profit indicator of banks in Japan. Consolidated net business profit of each segment is calculated by deducting general and administrative expenses (i.e., the total of personnel expense, non-personnel
expense and tax), and by adding or deducting others (i.e., share of profit or loss of equity-method associates and joint ventures and cooperated profit and loss based on internal managerial accounting) to or from consolidated gross profits (i.e., the total of net interest income, trust fees, net fee and commission income, net trading income and net other operating income). The consolidated gross profits and general and administrative expenses of each segment are prepared for management accounting purposes and not generated solely by aggregating figures prepared under financial accounting. While the Group’s disclosure complies with the requirements on segment information in accordance with IFRS, the figures reported to management and disclosed herein are prepared under Japanese GAAP. Consequently, the business segment information does not agree with the figures in the consolidated financial statements under IFRS. These differences are addressed in the “Reconciliation of Segmental Results of Operations to Consolidated Income Statements.”

F-
39

Information regarding the total assets of each segment is not used by management in deciding how to allocate resources and assess performance. Accordingly, total assets are not included in the business segment information.
Segmental Results of Operations
The following tables show the Group’s results of operations by business segment for the fiscal years ended March 31, 2024, 2023 and 2022. During the current year, changes were made to the allocation logic from the Head office account and others to other business segments in the Group’s managerial accounting, which became effective from April 1, 2023. The comparative information for the fiscal years ended March 31, 2023 and 2022 has been represented on a consistent basis with that updated allocation logic and to eliminate the impact of factors such as changes in interest rates and exchange rates that may distort the comparison. The effects of the adjustments are included in the Head office account and others.
For the fiscal year ended March 31, 2024:

	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
	(In billions)
Consolidated gross profit (1)	¥835.2	¥1,290.0	¥1,375.9	¥526.2	¥(288.5)	¥3,738.8
General and administrative expenses	(311.0)	(1,079.9)	(809.3)	(165.3)	114.9	(2,250.6)
Others (2)	107.9	5.6	78.3	29.0	(148.8)	72.0

Consolidated net business profit	¥632.1	¥215.7	¥644.9	¥389.9	¥(322.4)	¥1,560.2

For the fiscal year ended March 31, 2023:

	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total

	(In billions)
Consolidated gross profit (1)	¥742.0	¥1,170.0	¥1,216.2	¥461.8	¥(419.8)	¥3,170.2
General and administrative expenses	(286.2)	(996.7)	(708.0)	(150.5)	192.2	(1,949.2)
Others (2)	101.5	4.7	15.5	28.8	(95.1)	55.4

Consolidated net business profit	¥557.3	¥178.0	¥523.7	¥340.1	¥(322.7)	¥1,276.4

For the fiscal year ended March 31, 2022:

	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total

	(In billions)
Consolidated gross profit (1)	¥719.7	¥1,184.0	¥1,071.8	¥412.6	¥(442.6)	¥2,945.5
General and administrative expenses	(295.5)	(996.0)	(637.0)	(143.5)	250.9	(1,821.1)
Others (2)	89.5	3.5	(26.0)	26.9	(65.4)	28.5

Consolidated net business profit	¥513.7	¥191.5	¥408.8	¥296.0	¥(257.1)	¥1,152.9

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

	For the fiscal year ended March 31,
	2024	2023	2022

	(In billions)
Consolidated net business profit	¥1,560.2	¥1,276.4	¥1,152.9
Differences between management reporting and Japanese GAAP:
Total credit costs	(274.0)	(210.2)	(274.4)
Gains on equity instruments	249.8	155.9	209.1
Extraordinary gains or losses and others	(193.7)	(123.6)	(158.0)

Profit before tax under Japanese GAAP	1,342.3	1,098.5	929.6

Differences between Japanese GAAP and IFRS:
Scope of consolidation	7.4	4.9	3.0
Derivative financial instruments	(111.6)	374.0	136.9
Investment securities	(43.4)	(147.0)	(189.2)
Loans and advances	2.4	13.6	(54.4)
Investments in associates and joint ventures	(20.2)	(10.6)	(61.5)
Property, plant and equipment	22.7	1.6	9.0
Lease accounting	(1.9)	(0.5)	(0.9)
Defined benefit plans	(53.8)	(60.7)	(67.0)
Foreign currency translation	(32.2)	6.6	(40.7)
Classification of equity and liability	18.9	11.3	10.9
Others	77.2	(29.8)	0.8

Profit before tax under IFRS	¥1,207.8	¥1,261.9	¥676.5

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

	For the fiscal year ended March 31,
	2024	2023	2022

	(In millions)
Domestic (1) :
Japan	¥1,431,964	¥1,778,161	¥1,805,619

Total domestic	1,431,964	1,778,161	1,805,619

Foreign (1)(2) :
Americas	1,136,316	829,948	592,009
Europe and Middle East	399,904	356,222	280,930
Asia and Oceania	980,889	826,345	458,902

Total foreign	2,517,109	2,012,515	1,331,841

Total operating income (3)	¥3,949,073	¥3,790,676	¥3,137,460

(1)
The geographical segmentation is determined based on the degrees of the following factors: geographic proximity, similarity of economic activities and relationship of business activities among regions.

(2)	Americas mostly consists of the United States; Europe and Middle East include the United Kingdom, Germany and others; Asia and Oceania include China, Singapore, Indonesia and others except Japan.
(3)
Total operating income comprises net interest income, net fee and commission income, net trading income, net income from financial assets and liabilities at fair value through profit or loss, net investment income and other income.

5	CASH AND DEPOSITS WITH BANKS
Cash and deposits with banks at March 31, 2024 and 2023 consisted of the following:

	At March 31,
	2024	2023

	(In millions)
Cash	¥788,096	¥1,351,808
Deposits with banks	77,962,347	75,113,703

Total cash and deposits with banks	¥78,750,443	¥76,465,511

The reconciliation of cash and cash equivalents used for the purposes of the consolidated statements of cash flows at March 31, 2024, 2023 and 2022 is shown as follows:

	At March 31,
	2024	2023	2022

	(In millions)
Cash and deposits with banks	¥78,750,443	¥76,465,511	¥75,697,521
Less: term deposits with original maturities over three months	(663,985)	(444,741)	(511,148)
Less: cash segregated as deposits and others	(648,652)	(676,535)	(842,420)

Cash and cash equivalents	¥77,437,806	¥75,344,235	¥74,343,953

Private depository institutions in Japan are required to maintain certain minimum reserve funds with the Bank of Japan, based on average deposit balances and certain other factors. There are similar reserve deposit requirements for the Group’s foreign offices engaged in banking businesses in foreign countries.
A
t March 31, 2024, 2023 and 2022, the reserve funds required to be maintained by the Group, which were included in cash and cash equivalents, amounted to ¥1,983,987 million, ¥2,102,543 million and ¥1,948,949 million, respectively.

6	TRADING ASSETS
Trading assets at March 31, 2024 and 2023 consisted of the following:

	At March 31,
	2024	2023

	(In millions)
Debt instruments	¥5,674,162	¥4,229,845
Equity instruments	837,899	356,070

Total trading assets	¥6,512,061	¥4,585,915

Trading debt instruments mainly consist
of
Japanese government bonds. Trading equity instruments mainly consist of publicly traded Japanese stocks.

7	DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING
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
The tables below represent the derivative financial instruments by type and purpose of derivatives at March 31, 2024 and 2023.

	At March 31, 2024
	Trading			Risk Management (1)
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities

	(In millions)
Interest rate derivatives	¥1,605,292,805	¥5,800,416	¥6,767,410	¥68,026,939	¥622,922	¥919,304
Futures	120,819,693	15,729	34,583	12,514,178	1,856	833
Listed Options	143,990,400	28,161	12,567	—	—	—
Forwards	32,422,848	433	728	—	—	—
Swaps	1,032,971,282	4,871,182	4,870,581	55,302,412	621,066	883,197
OTC Options	275,088,582	884,911	1,848,951	210,349	—	35,274
Currency derivatives	237,338,471	3,273,460	1,754,088	20,877,091	130,459	2,250,866
Futures	11	—	185	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	115,966,592	1,251,720	1,163,114	7,216,977	48,913	309,833
Swaps	110,747,232	1,832,664	327,555	13,660,114	81,546	1,941,033
OTC Options	10,624,636	189,076	263,234	—	—	—
Equity derivatives	3,386,924	50,587	145,501	—	—	—
Futures	2,069,970	13,497	30,860	—	—	—
Listed Options	667,923	19,943	27,585	—	—	—
Forwards	387,100	11	73,285	—	—	—
Swaps	25,202	79	589	—	—	—
OTC Options	236,729	17,057	13,182	—	—	—
Commodity derivatives	122,535	8,748	7,544	—	—	—
Futures	52,984	1,905	1,734	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	—	—	—	—	—	—
Swaps	62,138	6,787	5,669	—	—	—
OTC Options	7,413	56	141	—	—	—
Credit derivatives	3,337,756	22,680	32,760	—	—	—

Total derivative financial instruments	¥1,849,478,491	¥9,155,891	¥8,707,303	¥88,904,030	¥753,381	¥3,170,170

F-4
3

	At March 31, 2023
	Trading			Risk Management (1)
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities

	(In millions)
Interest rate derivatives	¥1,691,197,124	¥5,025,797	¥6,380,627	¥65,003,591	¥763,819	¥1,032,506
Futures	129,630,431	37,084	36,633	8,746,711	5,990	2,836
Listed Options	262,156,548	87,651	52,918	—	—	—
Forwards	24,354,115	30,619	24,358	—	—	—
Swaps	1,036,174,625	4,059,518	4,100,097	56,071,259	757,829	1,008,337
OTC Options	238,881,405	810,925	2,166,621	185,621	—	21,333
Currency derivatives	220,393,641	2,571,317	1,629,519	21,600,130	203,864	1,376,767
Futures	1,114	145	—	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	115,616,503	1,113,495	1,107,415	7,430,656	71,072	184,808
Swaps	93,961,952	1,282,512	352,236	14,169,474	132,792	1,191,959
OTC Options	10,814,072	175,165	169,868	—	—	—
Equity derivatives	2,372,833	54,508	42,208	—	—	—
Futures	1,369,369	11,259	16,491	—	—	—
Listed Options	565,733	9,312	17,713	—	—	—
Forwards	146,369	12,567	2	—	—	—
Swaps	39,235	433	2,554	—	—	—
OTC Options	252,127	20,937	5,448	—	—	—
Commodity derivatives	129,488	9,142	7,946	—	—	—
Futures	25,427	407	1,247	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	—	—	—	—	—	—
Swaps	73,010	8,567	6,331	—	—	—
OTC Options	31,051	168	368	—	—	—
Credit derivatives	2,893,477	21,500	27,282	—	—	—

Total derivative financial instruments	¥1,916,986,563	¥7,682,264	¥8,087,582	¥86,603,721	¥967,683	¥2,409,273

(1)
Derivative financial instruments categorized as “Risk Management” are used for economic hedging, such as managing the exposure to changes in fair value of the loan portfolio, and are identified as hedging instruments under Japanese GAAP. Under IFRS, the Group applies hedge accounting for certain fixed rate debt securities in issue, borrowings, and debt instruments at fair value through other comprehensive income (“FVOCI”) and net investments in foreign operations. Derivative financial instruments designated as hedging instruments are also categorized as “Risk Management.”

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
For fair value hedges of interest rate risk, the Group designates as hedging instruments certain interest rate derivatives and establishes a hedge ratio by matching the notional of the derivative financial instruments with the principal amount of the hedged items. The Group assesses hedge effectiveness qualitatively by considering whether the critical terms of the hedged items and hedging instruments closely align. The Group further assesses hedge effectiveness quantitatively by comparing changes in the fair value of the hedged items held at amortized cost arising from changes in the interest rate benchmarks with those of the hedging instruments. If the hedged

F-4
4

item is a financial asset measured at FVOCI, in the quantitative assessment, the Group compares changes in the fair value of the hedged items with those of the hedging instruments. Sources of hedge ineffectiveness include basis risk, timing differences between the hedged items and hedging instruments and the effect of the counterparty or the Group’s own credit risk on the fair value of the interest rate derivatives, which is not reflected in the fair value of the hedged item. The gain or loss on the hedging instrument is recognized in “Net trading income” in the consolidated income statements. The hedging gain or loss on the hedged item held at amortized cost adjusts the carrying amount of the hedged item, and is recognized in “Net trading income” in the consolidated income statements. If the hedged item is a financial asset measured at FVOCI, the hedging gain or loss on the hedged item is recognized in “Net trading income” in the consolidated income statements. If the hedge no longer meets the criteria for hedge accounting for reasons other than the derecognition of the hedged item, the adjustment to the hedged item for which the effective interest method is used is amortized to profit or loss over the period to maturity of the hedged item. When the hedged item is derecognized, the adjustment is recognized immediately in the consolidated income statements.
For fair value hedges of stock price risk, the Group had designated as hedging instruments equity derivatives with underlying instruments identical to the hedged items and had established a hedge ratio by aligning the number of shares of hedged items with that of equity derivatives used as hedging instruments. The Group assesses hedge effectiveness qualitatively by considering whether the critical terms of the hedged items and hedging instruments closely align and quantitatively by comparing changes in the fair value of the hedged items with those of the hedging instruments. Hedge ineffectiveness may arise from the effect of the counterparty or the Group’s own credit risk on the fair value of the equity derivatives and interest rate risk on the equity derivatives. There are no other sources of hedge ineffectiveness in the hedging relationships. Both the effective portion and ineffective portion of changes in the fair value of the hedging instruments are recognized in other comprehensive income, and amounts presented in other comprehensive income are not subsequently transferred to profit or loss.
The tables below represent the amounts related to items designated as hedging instruments at March 31, 2024 and 2023.

	Line item in the consolidated statements of financial position where the hedging instrument is included	At March 31, 2024			For the fiscal year ended March 31, 2024
		Notional amounts (1)	Carrying amounts		Change in value used for calculating hedge ineffectiveness
			Assets	Liabilities

		(In millions)
Interest rate risk
Interest rate swaps	Derivative financial instruments	¥9,668,621	¥123,466	¥669,733	¥(339,667)
Interest rate options	Derivative financial instruments	210,349	—	35,274	(18,543)
Stock price risk
Equity swaps	Derivative financial instruments	—	—	—	—

(1)
At March 31, 2024, the notional amount of interest rate swaps with remaining maturities of more than 12 months that are designated hedging instruments against interest rate risk is ¥8,478,975 million out of ¥9,668,621 million in total, and that of interest rate options with remaining maturities of more than 12 months that are designated hedging instruments against interest rate risk is ¥210,349 million, equal to the total notional amount.

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

(1)
At March 31, 2023, the notional amount of interest rate swaps with remaining maturities of more than 12 months that are designated hedging instruments against interest rate risk is ¥7,641,814 million out of ¥8,264,813 million in total, and that of interest rate options with remaining maturities of more than 12 months that are designated hedging instruments against interest rate risk is ¥185,621 million, equal to the total notional amount.

The amounts related to items designated as hedged items at March 31, 2024 and 2023 were as follows:

	Line item in the consolidated statements of financial position where the hedged item is included	At March 31, 2024	For the fiscal year ended March 31, 2024
		Carrying amounts	Change in value used for calculating hedge ineffectiveness

		(In millions)
Interest rate risk
Debt instruments at FVOCI	Investment securities	¥789,990	¥(11,612)
Debt securities in issue	Debt securities in issue	8,163,340	358,163
Borrowings	Borrowings	135,120	10,912
Stock price risk
Equity instruments at fair value through other comprehensive income	Investment securities	—	—

	Line item in the consolidated statements of financial position where the hedged item is included	At March 31, 2023	For the fiscal year ended March 31, 2023
		Carrying amounts	Change in value used for calculating hedge ineffectiveness

		(In millions)
Interest rate risk
Debt instruments at FVOCI	Investment securities	¥707,845	¥(90,536)
Debt securities in issue	Debt securities in issue	6,928,872	391,708
Borrowings	Borrowings	128,778	10,702
Stock price risk
Equity instruments at fair value through other comprehensive income	Investment securities	—	(3,199)
As for interest rate risk, the accumulated amounts of fair value hedge adjustments on the hedged items were a loss of ¥114,126 million and a loss of ¥89,440 million for assets, and were a profit of ¥672,759 million and a profit of ¥591,904 million for liabilities at March 31, 2024 and 2023, respectively. There were no balances remaining in the consolidated statements of financial position for any hedged items that had ceased to be adjusted for hedging gains and losses at March 31, 2024 and 2023.
As for interest rate risk, hedge ineffectiveness was included in “Net trading income” in the consolidated income statements, and amounted to a loss of ¥747 million and a profit of ¥4,578 million for the fiscal years

ended
March 31, 2024 and 2023, respectively. As for stock price risk, hedge ineffectiveness was included in “Other comprehensive income—Equity instruments at fair value through other comprehensive income” in the consolidated statements of comprehensive income, and amounted to nil and a loss of ¥25 million for the fiscal years ended March 31, 2024 and 2023, respectively.
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
The tables below represents the amounts related to items designated as hedging instruments at March 31, 2024 and 2023.

	Line item in the consolidated statements of financial position where the hedging instrument is included	At March 31, 2024			For the fiscal year ended March 31, 2024
		Nominal amounts	Carrying amounts		Change in value used for calculating hedge ineffectiveness
			Assets	Liabilities

		(In millions)
Foreign exchange forward contracts	Derivative financial instruments	¥3,479,863	¥18,991	¥306,775	¥(340,765)
Foreign currency denominated financial liabilities	Debt securities in issue, Borrowings, Deposits	329,985	—	329,985	(39,012)

	Line item in the consolidated statements of financial position where the hedging instrument is included	At March 31, 2023			For the fiscal year ended March 31, 2023
		Nominal amounts	Carrying amounts		Change in value used for calculating hedge ineffectiveness
			Assets	Liabilities

		(In millions)
Foreign exchange forward contracts	Derivative financial instruments	¥3,088,524	¥48,483	¥147,366	¥(195,012)
Foreign currency denominated financial liabilities	Debt securities in issue, Borrowings, Deposits	287,072	—	287,072	(13,434)
The amounts related to items designated as hedged items for the fiscal years ended March 31, 2024 and 2023 were as follows:

	For the fiscal year ended March 31, 2024	At March 31, 2024
	Change in value used for calculating hedge ineffectiveness	Translating foreign operations reserve

	(In millions)
USD foreign operations	¥189,332	¥395,670
EUR foreign operations	143,018	310,492
THB foreign operations	22,204	79,281
Other foreign operations	25,223	88,450

Total	¥379,777	¥873,893

	For the fiscal year ended March 31, 2023	At March 31, 2023
	Change in value used for calculating hedge ineffectiveness	Translating foreign operations reserve

	(In millions)
USD foreign operations	¥98,413	¥206,338
EUR foreign operations	72,926	167,474
THB foreign operations	22,204	57,077
Other foreign operations	14,903	63,227

Total	¥208,446	¥494,116

The balances remaining in the foreign currency translation reserve from hedging relationships for which hedge accounting is no longer applied were ¥2,496 million and ¥37,927 million at March 31, 2024 and 2023, respectively.
Changes in the translating foreign operations reserve of ¥379,777 million and ¥208,446 million were offset by hedges of net investment in foreign operations for the fiscal years ended March 31, 2024 and 2023, respectively. There was no hedge ineffectiveness recognized in “Net trading income” for the fiscal years ended March 31, 2024 and 2023.
Credit derivatives
The Group enters into credit derivatives to manage the risk of its commercial banking credit portfolio containing loans by hedging economically, as well as diversifying the credit exposure in the portfolio, and to undertake credit loss protection transactions based on the needs from customers as financial intermediation. The tables below provide the notional amounts and the fair value of credit derivatives by purpose of transactions at March 31, 2024 and 2023.

	At March 31, 2024
	Protection purchased			Protection sold
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities

	(In millions)
Managing the Group’s credit risk portfolio	¥1,826,583	¥1,289	¥29,773	¥1,444,296	¥21,198	¥2,168
Trading purposes	30,707	—	426	—	—	—
Facilitating client transactions	32,500	168	393	3,670	25	—

Total	¥1,889,790	¥1,457	¥30,592	¥1,447,966	¥21,223	¥2,168

	At March 31, 2023
	Protection purchased			Protection sold
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities

	(In millions)
Managing the Group’s credit risk portfolio	¥1,502,814	¥4,738	¥16,442	¥1,347,591	¥16,456	¥10,542
Facilitating client transactions	36,702	251	203	6,370	55	95

Total	¥1,539,516	¥4,989	¥16,645	¥1,353,961	¥16,511	¥10,637

The following table summarizes the notional amounts of the Group’s credit derivative portfolio by type of counterparty at March 31, 2024 and 2023.

	At March 31, 2024		At March 31, 2023
	Protection purchased	Protection sold	Protection purchased	Protection sold

	(In millions)
Banks and broker-dealers	¥1,889,790	¥1,447,966	¥1,539,516	¥1,353,961
Insurance and other financial guaranty firms	—	—	—	—

Total	¥1,889,790	¥1,447,966	¥1,539,516	¥1,353,961

8	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS
Financial assets at fair value through profit or loss at March 31, 2024 and 2023 consisted of the following:

	At March 31,
	2024	2023

	(In millions)
Debt instruments	¥2,293,049	¥1,392,889
Equity instruments	83,080	95,350

Total financial assets at fair value through profit or loss	¥2,376,129	¥1,488,239

Debt instruments in financial assets at fair value through profit or loss mainly consist of investment funds. Equity instruments in financial assets at fair value through profit or loss mainly consist of subordinated loans classified as equity instruments and non-trading
stocks held by the venture capital investment subsidiary.

9	INVESTMENT SECURITIES
The following table shows the amount of investment securities, which consist of debt instruments at amortized cost, debt instruments at fair value through other comprehensive income and equity instruments at fair value through other comprehensive income at March 31, 2024 and 2023.

	At March 31,
	2024	2023

	(In millions)

Debt instruments at amortized cost:
Domestic:
Japanese government bonds	¥78,561	¥72,549
Japanese municipal bonds	142,557	93,044
Japanese corporate bonds	12,977	—

Total domestic	234,095	165,593

Foreign:
Bonds issued by governments and official institutions excluding U.S. Treasury and other U.S. government agency bonds	77,578	68,121
Mortgage-backed securities	2,703	—
Other debt instruments	2,016	1,853

Total foreign	82,297	69,974

Total debt instruments at amortized cost	¥316,392	¥235,567

Debt instruments at fair value through other comprehensive income:
Domestic:
Japanese government bonds	¥7,547,377	¥9,576,298
Japanese municipal bonds	1,053,332	1,087,625
Japanese corporate bonds	794,920	946,726
Other debt instruments	316	312

Total domestic	9,395,945	11,610,961

Foreign:
U.S. Treasury and other U.S. government agency bonds	6,062,125	5,232,456
Bonds issued by governments and official institutions excluding U.S. Treasury and other U.S. government agency bonds	4,144,335	2,991,272
Mortgage-backed securities	3,545,565	2,379,250
Other debt instruments	868,214	597,484

Total foreign	14,620,239	11,200,462

Total debt instruments at fair value through other comprehensive income	¥24,016,184	¥22,811,423

Equity instruments at fair value through other comprehensive income:
Domestic equity instruments	¥4,398,910	¥3,587,964
Foreign equity instruments	1,418,351	960,644

Total equity instruments at fair value through other comprehensive income	¥5,817,261	¥4,548,608

Total investment securities	¥30,149,837	¥27,595,598

Designation of equity instruments as at fair value through other comprehensive income
The Group designates equity instruments, which are issued by its customers and not held for trading, as at fair value through other comprehensive income. Those equity instruments are held to establish, maintain, and strengthen business ties with those customers. Equity instruments at fair value through other comprehensive income at March 31, 2024 and 2023 consisted of the following:

	At March 31,
	2024	2023

	(In millions)
Listed	¥4,585,440	¥3,581,167
Unlisted	1,231,821	967,441

Total equity instruments at fair value through other comprehensive income	¥5,817,261	¥4,548,608

The investments in the listed equity instruments at fair value through other comprehensive income at March 31, 2024 and 2023 mainly consisted of the following:

	At March 31,
	2024	2023
	(In millions)
TOYOTA MOTOR CORPORATION	¥738,198	¥365,984
Ares Management Corporation	339,181	187,804
DAIKIN INDUSTRIES, LTD.	164,800	201,068
Jefferies Financial Group Inc.	140,147	44,505
SBI Holdings, Inc.	106,677	70,848
Kotak Mahindra Bank Limited	106,002	92,645
MITSUI & CO., LTD.	91,195	52,823
KUBOTA CORPORATION	85,838	71,976
Sumitomo Realty & Development Co., Ltd.	68,242	35,104
Seven & i Holdings Co., Ltd.	65,078	58,755
ITOCHU Corporation	64,660	62,509
DAIWA HOUSE INDUSTRY CO., LTD.	58,383	45,170
Murata Manufacturing Co., Ltd.	57,835	54,886
East Japan Railway Company	53,947	50,208
Mitsui Fudosan Co., Ltd.	51,949	29,179
ASICS Corporation	49,741	25,548
Japan Exchange Group, Inc.	49,317	24,807
NIPPON STEEL CORPORATION	48,008	40,836
Central Japan Railway Company	46,914	41,150
DAIICHI SANKYO COMPANY, LIMITED	43,936	66,048
TOYOTA TSUSHO CORPORATION	43,622	23,883
Mitsui O.S.K. Lines, Ltd.	41,490	29,790
SG HOLDINGS CO., LTD.	39,487	40,670
Sanrio Company, Ltd.	37,263	24,150
NIDEC CORPORATION	37,178	41,515
Tokyo Electric Power Company Holdings, Incorporated	33,916	16,994
ESR Group Limited	33,170	49,130
MINEBEA MITSUMI Inc.	30,170	25,671
BRIDGESTONE CORPORATION	29,952	48,303
Sanwa Holdings Corporation	29,592	15,629
West Japan Railway Company	28,108	24,447
DAIFUKU CO., LTD.	27,421	22,429

	At March 31,
	2024	2023
	(In millions)

FUJIFILM Holdings Corporation	27,403	55,448
Shionogi & Co., Ltd.	24,934	27,466
Makita Corporation	24,768	19,026
KAJIMA CORPORATION	24,331	13,733
GMO Payment Gateway, Inc.	24,115	28,468
ASAHI KASEI CORPORATION	23,802	23,533
Chubu Electric Power Company, Incorporated	22,292	15,680
Stanley Electric Co., Ltd.	20,880	23,499
TBS HOLDINGS, INC.	20,722	9,056
KOITO MANUFACTURING CO., LTD.	20,696	27,213
Fujikura Ltd.	19,270	7,935
Mazda Motor Corporation	17,891	12,485
TORAY INDUSTRIES, INC.	17,779	18,170
SHIMANO INC.	17,320	22,840

The Kansai Electric Power Company, Incorporated	17,095	12,266
TOYO SUISAN KAISHA, LTD.	16,687	9,775
Sekisui House, Ltd.	16,134	16,265
Idemitsu Kosan Co., Ltd.	16,076	11,931
Oji Holdings Corporation	15,151	16,594
NISSIN FOODS HOLDINGS CO., LTD.	13,318	12,821
OMRON Corporation	11,852	16,881
Sumitomo Metal Mining Co., Ltd.	10,551	15,148
Asahi Group Holdings, Ltd.	—	39,530
TAISHO PHARMACEUTICAL HOLDINGS CO., LTD.	—	22,240
Others	1,320,956	1,118,700

Total listed equity instruments at fair value through other comprehensive income	¥4,585,440	¥3,581,167

Disposal of equity instruments at fair value through other comprehensive income
The Group sold equity instruments measured at fair value through other comprehensive income mainly in order to mitigate the impact of share price fluctuations on the Group’s financial base. The fair value of the equity instruments measured at fair value through other comprehensive income at the date of derecognition and the cumulative gain on disposal for the fiscal years ended March 31, 2024 and 2023 were as follows:

	For the fiscal year ended March 31,
	2024	2023

	(In millions)
Fair value of the equity instruments at fair value through other comprehensive income at the date of derecognition	¥421,644	¥205,216
Cumulative gain on disposal	276,166	142,305
The Group transferred the cumulative gain or loss related to the equity instruments that were derecognized or whose significant fair value decline reduced income tax expense for the current reporting period from “Other reserves” to “Retained earnings.” The transferred amounts were ¥191,127 million and ¥112,235 million for the fiscal years ended March 31, 2024 and 2023, respectively
.

10	LOANS AND ADVANCES
The following tables present loans and advances at March 31, 2024 and 2023.

	At March 31, 2024
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Total

	(In millions)
Loans and advances at amortized cost:
Gross loans and advances	¥118,405,545	¥3,442,131	¥1,338,444	¥123,186,120

Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net				(490,655)

Less: Allowance for loan losses	(196,325)	(257,542)	(525,133)	(979,000)

Carrying amount				¥121,716,465

	At March 31, 2023
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Total

	(In millions)
Loans and advances at amortized cost:
Gross loans and advances	¥108,254,496	¥3,718,669	¥1,170,662	¥113,143,827

Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net				(388,579)

Less: Allowance for loan losses	(187,455)	(240,494)	(436,165)	(864,114)

Carrying amount				¥111,891,134

For additional information on loans and advances and allowance for loan losses at March 31, 2024 and 2023, refer to Note 46 “Financial Risk Management.”

11	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES
The following table presents the Group’s principal associates and joint venture at March 31, 2024. Investments in associates and joint ventures of the Group are accounted for using the equity method unless they are held for sale.

Company Name	Country of Incorporation	Proportion of Ownership Interest (1)	Proportion of Voting Rights (1)	Main Business
		(%)	(%)
Principal Associates
PayPay Bank Corporation	Japan	46.5	46.5	Internet banking
The Bank of East Asia, Limited	China	21.7	21.7	Commercial banking
ACLEDA Bank Plc.	Cambodia	18.0	18.0	Commercial banking
Vietnam Prosperity Joint-Stock Commercial Bank	Vietnam	15.0	15.0	Commercial banking
Rizal Commercial Banking Corporation	Philippines	20.0	20.0	Commercial banking
Sumitomo Mitsui Auto Service Company, Limited	Japan	26.1	26.1	Leasing
SMBC Aviation Capital Limited	Ireland	32.0	32.0	Leasing
POCKET CARD CO., LTD.	Japan	20.0	20.0	Credit card
VPBank SMBC Finance Company Limited	Vietnam	49.0	49.0	Consumer lending
SAKURA KCS Corporation	Japan	29.7	29.7	System engineering and data processing
JSOL Corporation	Japan	50.0	50.0	System development and data processing
Sakura Information Systems Co., Ltd.	Japan	49.0	49.0	System engineering and data processing
China Post & Capital Fund Management Co., Ltd.	China	23.6	23.6	Investment management, and investment advisory and agency
Principal Joint Venture
Sumitomo Mitsui Finance and Leasing Company, Limited	Japan	50.0	50.0	Leasing

(1)	Percentages of proportion of ownership interest and proportion of voting rights have been truncated.
The
Group accounts for certain investees, including ACLEDA Bank Plc. and Vietnam Prosperity Joint-Stock Commercial Bank, as associates regardless of its below 20% holdings of the voting rights to these investees, since the Group has the ability to exercise significant influence over these investees through participation in the policy making process at the meeting of the board of directors, the provision of essential technical information, or other relevant agreements or relationships.
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

The Group has interests in a number of associates and joint ventures, none of which are regarded as individually material. The following table summarizes, in aggregate, the financial information of all individually immaterial associates and joint ventures that are accounted for using the equity method:

	At and for the fiscal year ended March 31,
	2024	2023

	(In millions)
Carrying amount of investments in associates and joint ventures	¥1,552,645	¥1,141,250
Share of:
Profit from continuing operations	160,370	87,428
Other comprehensive income	13,196	30,415
Total comprehensive income	173,566	117,843
There are no significant restrictions on the ability of associates or joint ventures to transfer funds to the Group in the form of cash dividends, repayment of loans and advances.

12	PROPERTY, PLANT AND EQUIPMENT
The table below shows the changes in property, plant and equipment for the fiscal years ended March 31, 2024 and 2023.

	Assets for rent	Land	Buildings	Right of use assets	Others	Total

	(In millions)
Cost	¥608,839	¥491,127	¥811,107	¥577,603	¥428,677	¥2,917,353
Accumulated depreciation and impairment losses	(173,710)	(5,128)	(458,052)	(202,168)	(315,299)	(1,154,357)

Net carrying amount at April 1, 2022	435,129	485,999	353,055	375,435	113,378	1,762,996

Additions	24,586	—	18,193	118,064	52,642	213,485
Acquisition of subsidiaries and businesses	—	—	—	—	—	—
Disposals	(4,086)	(3,366)	(1,102)	(5,217)	(2,304)	(16,075)
Depreciation	(18,869)	—	(22,435)	(89,324)	(23,787)	(154,415)
Impairment losses	—	(5,802)	(25,711)	—	(104)	(31,617)
Exchange differences	66,397	400	1,174	8,702	5,013	81,686
Others	(5,880)	—	6,084	(663)	(23,360)	(23,819)

Net carrying amount	497,277	477,231	329,258	406,997	121,478	1,832,241

Cost	710,680	487,450	816,038	637,335	447,048	3,098,551
Accumulated depreciation and impairment losses	(213,403)	(10,219)	(486,780)	(230,338)	(325,570)	(1,266,310)

Net carrying amount at March 31, 2023	497,277	477,231	329,258	406,997	121,478	1,832,241

Additions	17,976	193	25,693	69,738	77,919	191,519
Acquisition of subsidiaries and businesses	—	270	93	699	874	1,936
Disposals (1)	(527,769)	(3,750)	(1,951)	(5,494)	(2,161)	(541,125)
Depreciation	(17,311)	—	(24,820)	(88,874)	(24,383)	(155,388)
Impairment losses	—	(125)	(3,803)	—	(240)	(4,168)
Exchange differences	29,827	714	2,297	12,407	7,263	52,508
Others	—	763	8,413	2,273	(41,879)	(30,430)

Net carrying amount	—	475,296	335,180	397,746	138,871	1,347,093

	Assets for rent	Land	Buildings	Right of use assets	Others	Total

	(In millions)
Cost	—	484,383	831,805	663,825	479,797	2,459,810
Accumulated depreciation and impairment losses	—	(9,087)	(496,625)	(266,079)	(340,926)	(1,112,717)

Net carrying amount at March 31, 2024	¥—	¥475,296	¥335,180	¥397,746	¥138,871	¥1,347,093

(1)	Disposals include assets for rent owned by SMBC Rail Services LLC, which has no longer been the Company’s subsidiary from December 2023.
The impairment losses on property, plant and equipment are included in “Other expenses” in the consolidated income statements.
The Group had ¥4,520 million and ¥1,134 million of contractual commitments to acquire property, plant and equipment at March 31, 2024 and 2023, respectively.
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
As Lessee
The Group leases land and buildings, office equipment, and other tangible and intangible assets from third parties under lease contracts.

Right of use assets
The carrying amount of right of use assets at March 31, 2024 and 2023 consisted of the following:

	Net carrying amount		Depreciation
	At March 31,		For the fiscal year ended March 31,
	2024	2023	2024	2023
	(In millions)
Land and buildings	¥364,112	¥380,615	¥75,589	¥77,407
Other tangible assets (1)	33,634	26,382	13,285	11,917
Intangible assets (2)	19,434	6,302	8,057	5,437

Total	¥417,180	¥413,299	¥96,931	¥94,761

(1)	Other tangible assets include mainly office equipment, machinery and vehicles.
(2)	Intangible assets include mainly software.

The additions of right of use assets for the fiscal years ended March 31, 2024 and 2023 were ¥91,025 million and ¥123,256 million, respectively. The Group leases mainly land and buildings for its head offices and branches.
Lease liabilities
The maturity analysis of lease liabilities at March 31, 2024 and 2023 were as follows:

	At March 31, 2024	At March 31, 2023

	(In millions)
Not later than one year	¥84,555	¥76,929
Later than one year and not later than five years	196,289	183,516
Later than five years	177,791	183,993

Total	458,635	444,438
Less: Future interest charges	(35,992)	(27,441)

Lease liabilities (1)	¥422,643	¥416,997

(1)	Lease liabilities is included in “Borrowings” in the consolidated statements of financial position. See Note 19 “Borrowings.”
For the fiscal years ended March 31, 2024 and 2023, ¥5,815 million and ¥3,905 million were recognized as interests on lease liabilities, respectively and ¥100,518 million and ¥94,522 million were recognized as total cash outflow for leases, respectively.
As Lessor
The Group leases assets to third parties under finance leases or operating leases, including machinery, equipment, aircraft, vessels and property.

Finance lease receivable
The maturity analysis of the lease payments receivable, showing the undiscounted lease payments to be received at March 31, 2024 and 2023 were as follows:

	At March 31, 2024
	Undiscounted lease payments	Unearned finance income	Discounted lease payments (1)	Unguaranteed residual values (1)

	(In millions)
Not later than one year	¥96,610	¥15,326	¥81,284	¥1,470
Later than one year and not later than two years	76,635	9,770	66,865	6,349
Later than two years and not later than three years	28,625	6,640	21,985	4,743
Later than three years and not later than four years	24,469	6,214	18,255	2,534
Later than four years and not later than five years	14,577	5,046	9,531	9,268
Later than five years	140,279	39,960	100,319	1,952

Total	¥381,195	¥82,956	¥298,239	¥26,316

	At March 31, 2023
	Undiscounted lease payments	Unearned finance income	Discounted lease payments (1)	Unguaranteed residual values (1)
	(In millions)
Not later than one year	¥38,510	¥14,944	¥23,566	¥862
Later than one year and not later than two years	30,015	9,813	20,202	2,413
Later than two years and not later than three years	65,669	10,064	55,605	5,975
Later than three years and not later than four years	25,616	8,536	17,080	6,111
Later than four years and not later than five years	21,687	7,519	14,168	4,158
Later than five years	213,275	66,950	146,325	11,446

Total	¥394,772	¥117,826	¥276,946	¥30,965

(1)	Discounted lease payments and unguaranteed residual values are included in “Loans and advances” in the consolidated statements of financial position.
Accumulated allowance for net investment in the lease amounting to ¥890 million and ¥824 million were measured under IFRS 9 at March 31, 2024 and 2023, respectively. For the fiscal years ended March 31, 2024 and 2023, ¥13,487 million and ¥10,427 million were recognized as finance income on net investment in the lease, respectively.
Operating lease receivable
The total amounts of the future minimum lease payments receivable under non-cancellable
operating leases at March 31, 2024 and 2023 were as follows:

	At March 31, 2024	At March 31, 2023

	(In millions)
Not later than one year	¥202	¥35,656
Later than one year and not later than two years	202	28,742
Later than two years and not later than three years	202	20,763
Later than three years and not later than four years	202	14,424
Later than four years and not later than five years	202	9,374
Later than five years	66	11,056

Total	¥1,076	¥120,015

For
the
fiscal years ended March 31, 2024 and 2023, ¥37,386 million and ¥39,654 million were recognized as income from operating leases, respectively.

14	INTANGIBLE ASSETS
Goodwill
The table below shows the changes in goodwill by business segment for the fiscal years ended March 31, 2024 and 2023.

	Retail Business Unit	Global Business Unit	Head office account and others	Total

	(In millions)
Gross amount of goodwill (1)	¥61,952	¥4,977	¥434,372	¥501,301
Accumulated impairment losses (1)	—	—	(105,022)	(105,022)

Net carrying amount at April 1, 2022	61,952	4,977	329,350	396,279

Transfer of Business Segment (2)	—	190,986	(190,986)	—
Impairment losses	—	—	(126,151)	(126,151)
Exchange differences	—	1,413	465	1,878

Net carrying amount	61,952	197,376	12,678	272,006
Gross amount of goodwill (1)	61,952	197,376	55,076	314,404
Accumulated impairment losses (1)	—	—	(42,398)	(42,398)

Net carrying amount at March 31, 2023	61,952	197,376	12,678	272,006

Acquisitions	—	10,986	—	10,986
Exchange differences	—	21,572	—	21,572

Net carrying amount	61,952	229,934	12,678	304,564
Gross amount of goodwill (1)	61,952	229,934	55,076	346,962
Accumulated impairment losses (1)	—	—	(42,398)	(42,398)

Net carrying amount at March 31, 2024	¥61,952	¥229,934	¥12,678	¥304,564

(1)	The goodwill where all amounts have been impaired is excluded from the gross amount of goodwill and accumulated impairment losses.
(2)
The business segment of SMFG India Credit Company Limited and its consolidated subsidiary was changed from the Head office account and others to the Global Business Unit from the beginning of the fiscal year ended March 31, 2023.

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
At March 31, 2024, the Group allocated goodwill to the Retail Business Unit of SMBC Consumer Finance Co., Ltd. (“SMBC Consumer Finance”) amounting to ¥56,692 million, to the Global Business Unit of SMFG India Credit Company Limited amounting to ¥213,386 million and to the Head office account and others of Sumitomo Mitsui DS Asset Management Company, Limited (“SMDAM”) amounting to ¥12,678 million.

At
March 31, 2023, the Group allocated goodwill to the Retail Business Unit of SMBC Consumer Finance amounting to ¥56,692 million, to the Global Business Unit of SMFG India Credit Company Limited amounting to ¥192,165 million and to the Head office account and others of SMDAM amounting to ¥12,678 million.
The aggregate amounts of other goodwill were ¥21,808 million and ¥10,471 million at March 31, 2024 and 2023, respectively, and they were not considered individually significant.

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
Key assumptions used in impairment testing
The key assumptions used for the value in use calculations for the fiscal years ended March 31, 2024 and 2023 were as follows:

	SMBC Nikko Securities	SMBC Consumer Finance	SMDAM	SMFG India Credit Company Limited
For the fiscal year ended March 31, 2024:
Pre-tax discount rate	—%	8.04%	11.90%	16.80%
Growth rate	—%	1.00%	1.80%	8.00%
For the fiscal year ended March 31, 2023:
Pre-tax discount rate	7.90%	8.95%	11.30%	17.60%
Growth rate	1.00%	1.00%	1.00%	8.10%
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

Management believes that there were no reasonably possible changes in any of the key assumptions that would lead to the recoverable amounts of the cash-generating units being below these carrying amounts for the fiscal years ended March 31, 2024 and 2023.
Recognition of impairment losses
If the recoverable amount of the cash-generating unit is less than its carrying amount, the carrying amount of the cash-generating unit is reduced to its recoverable amount, and this reduction is recognized as impairment loss of goodwill.
The recoverable amount of SMBC Nikko Securities Inc. (“SMBC Nikko Securities”) was determined based on the value in use. For the fiscal year ended March 31, 2023, the value in use of SMBC Nikko Securities decreased to less than its carrying amount, primarily due to the revision of the business plan in which the principal assumptions were those regarding departmental sales projections and expense plannings. Based on these assumptions, the recoverable amount was ¥111,219 million below the carrying amount of approximately ¥1 trillion. As a result, the Group recognized an impairment loss of ¥109,629 million on the goodwill relating to SMBC Nikko Securities, for the fiscal year ended March 31, 2023.
The impairment losses on goodwill are included in “Other expenses” in the consolidated income statements.
Other Intangible Assets
The table below shows the changes in other intangible assets for the fiscal years ended March 31, 2024 and 2023.

	Internally generated software	Purchased software	Contractual customer relationships	Trademarks	Other intangibles	Total

	(In millions)
Cost	¥841,775	¥467,821	¥188,183	¥56,693	¥110,355	¥1,664,827
Accumulated amortization and impairment losses	(525,900)	(323,227)	(127,924)	(47,706)	(43,500)	(1,068,257)

Net carrying amount at April 1, 2022	315,875	144,594	60,259	8,987	66,855	596,570

Additions	124,596	64,552	—	—	15,166	204,314
Acquisition of subsidiaries and businesses	—	—	—	—	—	—
Disposals	(819)	(1,389)	—	—	(3,029)	(5,237)
Amortization	(90,292)	(52,411)	(13,006)	(621)	(11,591)	(167,921)
Impairment losses	(17)	(6,162)	(2,524)	—	(665)	(9,368)
Exchange differences	471	1,752	667	417	1,089	4,396
Others	2,120	18,675	—	—	(10,527)	10,268

Net carrying amount	351,934	169,611	45,396	8,783	57,298	633,022

Cost	859,742	511,135	181,499	52,903	89,842	1,695,121
Accumulated amortization and impairment losses	(507,808)	(341,524)	(136,103)	(44,120)	(32,544)	(1,062,099)

Net carrying amount at March 31, 2023	351,934	169,611	45,396	8,783	57,298	633,022

Additions	155,209	79,349	—	—	29,607	264,165
Acquisition of subsidiaries and businesses	—	3,584	—	—	4,094	7,678
Disposals	(1,091)	(3,522)	—	—	(1,233)	(5,846)
Amortization	(96,503)	(59,194)	(12,339)	(653)	(14,444)	(183,133)
Impairment losses	(2)	(928)	—	(8,718)	—	(9,648)
Exchange differences	1,150	3,773	1,290	588	1,344	8,145
Others	(46)	19,943	—	—	(13,296)	6,601

Net carrying amount	410,651	212,616	34,347	—	63,370	720,984

	Internally generated software	Purchased software	Contractual customer relationships	Trademarks	Other intangibles	Total

	(In millions)
Cost	967,957	659,496	177,361	41,828	108,611	1,955,253
Accumulated amortization and impairment losses	(557,306)	(446,880)	(143,014)	(41,828)	(45,241)	(1,234,269)

Net carrying amount at March 31, 2024	¥410,651	¥212,616	¥34,347	¥—	¥63,370	¥720,984

The impairment losses on other intangible assets are included in “Other expenses” and the amortization expenses of other intangible assets are included in “General and administrative expenses” in the consolidated income statements.
The Group had ¥1,088 million and ¥631 million of contractual commitments to acquire intangible assets at March 31, 2024 and 2023, respectively.
The amounts of research and development expenditure recognized as expenses for the fiscal years ended March 31, 2024, 2023 and 2022 were nil, nil and ¥35 million, respectively, and they were included in “General and administrative expenses” in the consolidated income statements.

15	OTHER ASSETS
Other assets at March 31, 2024 and 2023 consisted of the following:

	At March 31,
	2024	2023
	(In millions)
Prepaid expenses	¥146,203	¥119,041
Accrued income	802,738	577,707
Receivables from brokers, dealers and customers for securities transactions	2,491,023	817,020
Cash collateral provided for derivative and other financial transactions	2,932,046	3,030,136
Retirement benefit assets	542,479	562,144
Security deposits	78,746	78,050
Others	1,334,707	983,104

Total other assets	¥8,327,942	¥6,167,202

16	DEPOSITS
Deposits at March 31, 2024 and 2023 consisted of the following:

	At March 31,
	2024	2023

	(In millions)
Non-interest-bearing demand deposits	¥37,539,163	¥33,550,063
Interest-bearing demand deposits	80,238,685	75,184,412
Deposits at notice	13,133,036	14,446,630
Time deposits	27,883,639	27,523,697
Negotiable certificates of deposit	14,672,276	13,025,556
Others (1)	8,630,520	9,197,452

Total deposits	¥182,097,319	¥172,927,810

(1)	Others include, among other items, foreign currency deposits in domestic offices and Japanese yen accounts held by foreign depositors in domestic offices.

17	TRADING LIABILITIES
Trading liabilities at March 31, 2024 and 2023 consisted of the following:

	At March 31,
	2024	2023

	(In millions)
Debt instruments “short position”	¥4,586,755	¥3,101,433
Equity instruments “short position”	337,735	189,656

Total trading liabilities	¥4,924,490	¥3,291,089

Trading liabilities include the instruments classified as held for trading. Trading debt instruments mainly consist of Japanese government bonds. Trading equity instruments mainly consist of publicly traded foreign stocks.

18	FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS
Financial liabilities designated at fair value through profit or loss at March 31, 2024 and 2023 consisted of the following:

	At March 31,
	2024	2023

	(In millions)
Borrowings	¥248,904	¥113,262
Debt securities in issue	249,380	300,844

Total financial liabilities designated at fair value through profit or loss	¥498,284	¥414,106

The Group applies the fair value option to certain financial liabilities which were issued by the Group’s securities subsidiary.
As
part of risk management, the Group enters into derivative transactions to offset the profit or loss of financial liabilities containing embedded derivatives, designated at fair value through profit or loss under the fair value option. The carrying amounts of those financial liabilities at March 31, 2024 and 2023 were ¥24,002 million less and ¥51,684 million less than the contractual amounts required to be paid at maturity, respectively. The cumulative profits arising from changes in own credit risk of those financial liabilities were decreased by ¥11,900 million from ¥13,595 million at March 31, 2023 to
¥1,695 million at March 31, 2024
.

19	BORROWINGS
Borrowings at March 31, 2024 and 2023 consisted of the following:

	At March 31,
	2024	2023
	(In millions)
Unsubordinated borrowings	¥14,356,932	¥13,532,217
Subordinated borrowings	159,427	186,218
Liabilities associated with securitization transactions	1,168,156	1,236,369
Lease liabilities	422,643	416,997

Total borrowings	¥16,107,158	¥15,371,801

20	DEBT SECURITIES IN ISSUE
Debt securities in issue at March 31, 2024 and 2023 consisted of the following:

		At March 31,
	Interest rate	2024	2023

		(In millions)
SMFG:
Unsubordinated bonds:
Unsubordinated bonds, payable in United States dollars, due 2023-2052	0.51%-6.77%	¥6,731,140	¥5,741,299
Unsubordinated bonds, payable in euros, due 2023-2033	0.30%-4.49%	859,262	721,701
Unsubordinated bonds, payable in Japanese yen, due 2026-2034	0.55%-1.47%	259,606	120,984
Unsubordinated bonds, payable in Australian dollars, due 2024-2028	3.40%-5.60%	115,540	104,673
Unsubordinated bonds, payable in Hong Kong dollars, due 2028	3.54%	5,438	4,833
Subordinated bonds:
Subordinated bonds, payable in Japanese yen, due 2024-2033	0.47%-1.76%	697,439	571,671
Subordinated bonds, payable in United States dollars, due 2024-2043	2.14%-6.18%	666,755	462,082

Total SMFG		9,335,180	7,727,243

SMBC:
Commercial paper	2.30%-5.68%	1,549,515	1,292,198
Unsubordinated bonds:
Unsubordinated bonds, payable in United States dollars, due 2023-2045	3.31%-6.58%	356,558	437,393
Unsubordinated bonds, payable in euros, due 2023	2.75%	—	72,101
Unsubordinated bonds, payable in Australian dollars, due 2023-2027	2.90%-4.79%	15,855	15,109
Unsubordinated bonds, payable in Hong Kong dollars, due 2025	2.92%	14,192	12,423
Unsubordinated bonds, payable in Chinese yuan, due 2023	3.20%	—	19,416
Subordinated bonds:
Subordinated bonds, payable in Japanese yen, due 2026	2.17%-2.21%	59,998	59,997

Total SMBC		1,996,118	1,908,637

Other subsidiaries:
Commercial paper	0.00%-5.91%	1,774,890	1,293,691
Unsubordinated bonds:
Unsubordinated bonds, payable in Japanese yen, due 2023-2050	0.01%-11.10%	106,216	140,582
Unsubordinated bonds, payable in United States dollars, due 2023-2037	0.01%-4.68%	162,395	148,425
Unsubordinated bonds, payable in euros, due 2023-2029	0.01%-3.60%	489,689	583,083
Unsubordinated bonds, payable in Indonesian rupiah, due 2024-2028	6.35%-9.25%	11,204	1,782
Unsubordinated bonds, payable in Australian dollars, due 2023-2028	0.01%-0.75%	313	380
Unsubordinated bonds, payable in Turkish lira, due 2023	5.20%-15.00%	—	177
Unsubordinated bonds, payable in Chinese yuan, due 2023	0.00%	—	18,629
Unsubordinated bonds, payable in Indian rupee, due 2023-2033	5.50%-10.60%	179,079	142,365
Subordinated bonds:
Subordinated bonds, payable in Japanese yen, due 2028	4.00%-4.15%	20,000	20,000

Total other subsidiaries		2,743,786	2,349,114

Total debt securities in issue		¥14,075,084	¥11,984,994

Interest rates represent the contractual interest rates that were applied at March 31, 2024 and 2023, and thus do not represent the actual effective interest rates.
The following table presents the movement in Subordinated bonds for the fiscal years ended March 31, 2024 and 2023.

	For the fiscal year ended March 31,
	2024	2023

	(In millions)
Subordinated bonds at beginning of period (1)	¥1,113,750	¥1,003,021
Cash flows:
Proceeds from issuance of subordinated bonds	274,551	99,984
Non-cash changes:
Foreign exchange translations	76,999	43,940
Others	(21,108)	(33,195)

Subordinated bonds at end of period (1)	¥1,444,192	¥1,113,750

(1)	The balances are comprised of subordinated bonds issued by SMFG, SMBC and other subsidiaries .

21	PROVISIONS
The following table presents movements by class of provisions for the fiscal years ended March 31, 2024 and 2023.

	Provision for interest repayment	Other provisions	Total
	(In millions)
Balance at April 1, 2022	¥135,123	¥92,661	¥227,784
Additional provisions	29,000	34,141	63,141
Amounts used	(35,707)	(7,794)	(43,501)
Unused amounts reversed	—	(90)	(90)
Amortization of discount and effect of change in discount rate	(182)	141	(41)
Others	—	51	51

Balance at March 31, 2023	128,234	119,110	247,344

Additional provisions	23,000	14,379	37,379
Amounts used	(29,431)	(8,748)	(38,179)
Unused amounts reversed	—	(14,825)	(14,825)
Amortization of discount and effect of change in discount rate	(939)	156	(783)
Others	—	383	383

Balance at March 31, 2024	¥120,864	¥110,455	¥231,319

Provision for Interest Repayment
Japan has two laws restricting interest rates on loans. The Interest Rate Restriction Act sets the maximum interest rates on loans ranging from 15% to 20%. The Act Regulating the Receipt of Contributions, Receipt of Deposits and Interest Rates capped the interest rates on loans at 29.2% up to June 2010. Interest rates on loans greater than the range of
15-20%
but below the maximum allowable of 29.2% were called “gray zone interest,” and many consumer lending and credit card companies were charging interest in this zone
.

In January 2006, judicial decisions strictly interpreted the conditions under which consumer finance companies may retain gray zone interest. As a result, claims for refunds of gray zone interest have increased, and consumer lending and credit card companies have recorded a provision for claims for refunds of gray zone interest.
In December 2006, the Government of Japan made amendments to laws regulating money lenders to implement regulatory reforms affecting the consumer finance industry. As a result, in June 2010, the maximum legal interest rates on loans were reduced to the range of
15-20%,
and gray zone interest was abolished.
The provision for interest repayment is calculated by estimating the future claims for the refund of gray zone interest, taking into account historical experience such as the number of customer claims for a refund, the amount of repayments and the characteristics of customers, and the length of the period during which claims are expected to be received in the future. Of these historical experiences, the number of customer claims for a refund has a significant effect on the amount of the provision, and the historical number of customer claims to the Group was 75 thousand, 85 thousand and 91 thousand for the fiscal years ended March 31, 2024, 2023 and 2022, respectively. The timing of the settlement of these claims is uncertain.
The decrease in the provision for interest repayment for the fiscal year ended March 31, 2024 was primarily due to the use of the provision during the year, which was partially offset by additional provisions as a result of the estimation of the future claims for the refund.

Other Provisions
Other provisions include asset retirement obligations and provisions for loan commitments, reimbursement of deposits, point programs and litigation claims. Most of these provisions occurred in the normal course of business and none of them were individually significant at March 31, 2024 and 2023.

22	OTHER LIABILITIES
Other liabilities at March 31, 2024 and 2023 consisted of the following:

	At March 31,
	2024	2023

	(In millions)
Accrued expenses	¥800,357	¥569,480
Unearned income	72,969	64,821
Financial guarantees and other credit-related contingent liabilities	39,412	41,234
Due to trust account	1,246,198	1,696,286
Payables to brokers, dealers and customers for securities transactions	3,186,765	1,377,908
Payables related to credit card services	1,329,856	1,068,315
Obligations from factoring transactions	332,018	385,642
Retirement benefit liabilities	39,429	37,021
Guarantee deposits and derivative cash collateral received	1,439,347	1,489,987
Others	2,539,431	1,972,719

Total other liabilities	¥11,025,782	¥8,703,413

23	DEFERRED INCOME TAX
The changes of net deferred tax assets and liabilities for the fiscal years ended March 31, 2024 and 2023 were as follows:

	For the fiscal year ended March 31,
	2024	2023

	(In millions)
At beginning of period	¥(250,120)	¥(200,299)
Deferred tax benefit (expense)	56,011	(141,365)
Deferred tax relating to other comprehensive income:
Remeasurements of defined benefit plans reserve	(15,485)	(2,288)
Financial instruments at fair value through other comprehensive income reserve	(417,101)	92,181
Own credit on financial liabilities designated at fair value through profit or loss reserve	3,644	(3,934)
Exchange differences on translating foreign operations reserve	—	860
Acquisition and disposal of subsidiaries and businesses	(50)	—
Exchange differences and others	842	4,725

At end of period	¥(622,259)	¥(250,120)

The deferred tax assets and liabilities at March 31, 2024 and 2023 were attributable to the following items:

	At March 31,
	2024	2023
Deferred tax assets:	(In millions)
Loans and advances	¥479,525	¥429,848
Lease liabilities (1)	108,270	109,804
Provision for interest repayment	34,185	35,963
Tax losses carried forward	14,493	87,951
Investment securities	10,958	27,207
Retirement benefits	9,633	9,494
Other deductible temporary differences (1)	185,708	142,371

Total deferred tax assets (1)	842,772	842,638

Deferred tax liabilities:
Investment securities	1,003,374	547,661
Right of use assets (1)	108,421	110,339
Derivative financial instruments	91,464	122,161
Retirement benefits	91,220	80,801
Goodwill and intangible assets	17,583	22,700
Lease transactions	5,972	6,840
Property, plant and equipment (1)	4,015	91,790
Other taxable temporary differences (1)	142,982	110,466

Total deferred tax liabilities (1)	1,465,031	1,092,758

Net deferred tax assets (liabilities) (2)	¥(622,259)	¥(250,120)

(1)	Comparative information has been restated to reflect the adoption of “Deferred Tax related to Assets and Liabilities arising from a Single Transaction, Amendments to IAS 12.”
(2)
Deferred tax assets and deferred tax liabilities are offset in the consolidated statements of financial position if the entity has a legally enforceable right to set off current tax assets against current tax liabilities, and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on the same taxable entity.

The Company has adopted the group aggregation system in Japan. Under the group aggregation system, each company consisting of the parent company and its wholly owned domestic subsidiaries (an “aggregation group”) individually files its own tax return, while aggregating the taxable profits or losses on an aggregation group basis. In that aggregation, any unused tax losses carried forward, except for certain specified tax losses carried forward, by one company could be used by another company within the aggregation group for Japanese national corporation tax purposes. Therefore, the deferred tax assets relating to deductible temporary differences and tax losses carried forward were recognized on an aggregation group basis, but only to the extent that it was probable that the aggregation group’s future taxable profits would be available against which the deductible temporary differences and tax losses carried forward could be utilized.
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
The following table shows the amounts of deductible temporary differences and tax losses carried forward by expiration date at March 31, 2024 and 2023 for which no deferred tax assets were recognized.

	At March 31,
	2024	2023
	(In millions)
Deductible temporary differences	¥249,254	¥286,126
Tax losses carried forward which will expire in 1 year	17,910	18,345
2 years	13,539	19,518
3 years	34,740	14,944
4 years	2,540	51,766
5 years	140,072	4,347
6 years	47,298	137,196
7 years	41,376	46,489
8 years	40,738	41,879
9 years	34,344	40,620
10 years and thereafter	56,634	42,003

Total deductible temporary differences and tax losses carried forward (1)	¥678,445	¥703,233

(1)
Under the group aggregation system, the Company and its wholly owned domestic subsidiaries recognized deferred tax assets relating to deductible temporary differences and tax losses carried forward on a consolidated basis for Japanese national corporation tax purposes and on a stand-alone basis for Japanese local corporation tax purposes. There are deductible temporary differences and tax losses carried forward on which deferred tax assets are recognized for Japanese national corporation tax purposes, but on which no deferred tax assets are recognized for Japanese local corporation tax purposes. These deductible temporary differences and tax losses carried forward amounted to ¥221,489 million and ¥243,822 million at March 31, 2024 and 2023, respectively.

In addition to the above table, the Group does not recognize deferred tax assets for deductible temporary differences related to investments in subsidiaries, associates and joint ventures where the Company has no intention to reverse these differences in the foreseeable future. The amount of those deductible temporary differences was ¥476 billion and ¥416 billion at March 31, 2024 and 2023, respectively.

At March 31, 2024 and 2023, the taxable temporary differences associated with investments in subsidiaries, associates and joint ventures for which deferred tax liabilities had not been recognized amounted to ¥6,452 billion and ¥4,171 billion, respectively. The Company can control the timing of reversal of the temporary differences and it is probable that they will not be reversed in the foreseeable future.
Deferred tax benefit and expense for the fiscal years ended March 31, 2024 and 2023 were attributable to the following temporary differences and tax losses carried forward:

	For the fiscal year ended March 31,
	2024	2023

	(In millions)
Property, plant and equipment (1)	¥91,002	¥(8,521)
Tax losses carried forward	(78,217)	2,861
Investment securities	(54,760)	7,708
Derivative financial instruments	37,699	(108,466)
Loans and advances	28,514	(32,339)
Goodwill and intangible assets	6,634	33,248
Retirement benefits	5,350	125
Right of use assets (1)	4,539	(8,924)
Lease liabilities (1)	(4,254)	9,156
Provision for interest repayment	(1,778)	(1,862)
Lease transactions	1,450	539
Other temporary differences—net (1)	19,832	(34,890)

Total deferred tax benefit (expense)	¥56,011	¥(141,365)

(1)	Comparative information has been restated to reflect the adoption of “Deferred Tax related to Assets and Liabilities arising from a Single Transaction, Amendments to IAS 12.”

24	RETIREMENT BENEFITS
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

F-
69

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
The amounts of the retirement benefit liabilities and the retirement benefit assets recognized in the consolidated statements of financial position at March 31, 2024 and 2023 were determined as follows:

	At March 31,
	2024	2023
	(In millions)
Present value of unfunded obligations	¥(32,007)	¥(32,531)
Present value of funded obligations	(954,803)	(995,908)
Fair value of plan assets	1,820,599	1,663,637

Net retirement benefit assets (liabilities) before the asset ceiling	¥833,789	¥635,198

Effect of the asset ceiling	330,739	110,075

Net retirement benefit assets (liabilities)	¥503,050	¥525,123

Of which retirement benefit liabilities included in “Other liabilities”	¥(39,429)	¥(37,021)
Of which retirement benefit assets included in “Other assets”	¥542,479	¥562,144

The movements in the defined benefit obligations for the fiscal years ended March 31, 2024 and 2023 were as follows:

	For the fiscal year ended March 31,
	2024	2023
	(In millions)
At beginning of period	¥1,028,439	¥1,116,130
Current service cost	26,431	30,761
Interest cost	12,670	8,782
Actuarial losses (gains)—demographic assumptions	8,411	(465)
Actuarial losses (gains)—financial assumptions	(38,198)	(61,402)
Actuarial losses (gains)—experience	1,979	517
Benefits paid	(43,800)	(43,135)
Lump-sum payments	(17,048)	(16,004)
Past service cost	(20)	(4,077)
Others	7,946	(2,668)

At end of period	¥986,810	¥1,028,439

The movements in the fair value of plan assets for the fiscal years ended March 31, 2024 and 2023 were as follows:

	For the fiscal year ended March 31,
	2024	2023

	(In millions)
At beginning of period	¥1,663,637	¥1,642,554
Interest income	20,160	12,760
Return on plan assets excluding interest income	233,465	38,081
Contributions by employer	12,739	12,775
Benefits paid	(43,800)	(43,135)
Others	(65,602)	602

At end of period	¥1,820,599	¥1,663,637

The movements in the effect of the asset ceiling for the fiscal years ended March 31, 2024 and 2023 were as follows:

	For the fiscal year ended March 31,
	2024	2023

	(In millions)
At beginning of period	¥110,075	¥17,928
Interest cost	1,277	133
Change in the asset ceiling	219,387	92,014

At end of period	¥330,739	¥110,075

The amounts recognized in “General and administrative expenses” in the consolidated income statements for the fiscal years ended March 31, 2024, 2023 and 2022 were as follows:

	For the fiscal year ended March 31,
	2024	2023	2022

	(In millions)
Current service cost	¥26,431	¥30,761	¥30,658
Net interest cost	(6,213)	(3,845)	(2,843)
Past service cost	(20)	(4,077)	7,175

Total	¥20,198	¥22,839	¥34,990

The plan assets at March 31, 2024 and 2023 were composed as follows:

	At March 31,
	2024			2023
	Quoted in active markets	Other	Total	Quoted in active markets	Other	Total

	(In millions)
Plan assets retained in the pension funds:
Equity instruments	¥185,613	¥168,885	¥354,498	¥195,852	¥131,315	¥327,167
Debt instruments	8,306	219,060	227,366	16,857	214,122	230,979
General account of life insurance companies	148	41,768	41,916	—	41,595	41,595
Other investments and short-term assets	16,756	577,056	593,812	42,810	417,427	460,237
Plan assets retained in the retirement benefit trusts:
Equity instruments	579,890	3,065	582,955	511,553	2,253	513,806
Other short-term assets	10,595	9,457	20,052	80,668	9,185	89,853

Total	¥801,308	¥1,019,291	¥1,820,599	¥847,740	¥815,897	¥1,663,637

The assets in the pension funds included common stocks issued by the Group at March 31, 2024 and 2023. The amounts of these stocks were not significant.
The assets in retirement benefit trusts were primarily composed of Japanese equity instruments. Most of the plan assets held by the Group are invested in Japanese equity and debt instruments. Accordingly, the Group may be exposed to market risk arising from the domestic markets.
The Group retained the voting rights of some of these equity instruments with fair values of ¥572,801 million and ¥504,452 million (31.5% and 30.3% of the total fair values of plan assets) at March 31, 2024 and 2023, respectively.
The principal actuarial assumptions used at March 31, 2024, 2023 and 2022 were as follows:

	At March 31,
	2024	2023	2022
Discount rates	1.5%	1.2%	0.8%
Discount rates are weighted on the basis of the defined benefit obligations.

The assumptions for future mortality are based on the official mortality table generally used for actuarial assumptions in Japan. The current average remaining life expectancy of an individual retiring at age 60 was 24 years for males and 29 years for females under the mortality table used at March 31, 2024, 2023 and 2022.

The sensitivity analyses of the effect of changes in key assumptions on the defined benefit obligations at March 31, 2024 and 2023 were as follows:

	At March 31,
	2024	2023
	Increase/(decrease)	Increase/(decrease)

	(In millions)
Discount rates:
Increase by 5 0 bps	¥(50,300)	¥(54,832)
Decrease by 5 0 bps	56,389	61,585
Average life expectancy at age 60:
Increase of one year	¥28,296	¥30,466
Each increase and decrease in the table above assumes that only one assumption is changed, with all other assumptions remaining unchanged. In practice, however, changes in multiple assumptions may occur in a mutually interrelated manner.
The weighted average durations of defined benefit plans for the fiscal years ended March 31, 2024, 2023 and 2022 were as follows:

	At March 31,
	2024	2023	2022

	(Years)
Lump-sum severance indemnity plans	12.0	11.3	12.7
Defined benefit pension plans	16.4	15.6	18.4
Funding Policy for Plan Assets
The pension funds review the funding status of plan assets every year. If any funding deficit is identified, a measure to cover such deficit will be implemented, for example, by increasing the amount of contributions by the employer.
Expected contribution
Expected contributions to the defined benefit plans for the fiscal year ending March 31, 2025 are ¥12,914 million.
Defined Contribution Plans
SMBC and some of the Company’s other subsidiaries provide defined contribution plans. The amounts recognized as expenses for the defined contribution plans were ¥14,579 million, ¥13,166 million and ¥11,997 million for the fiscal years ended March 31, 2024, 2023 and 2022, respectively, which were included in “General and administrative expenses” in the consolidated income statements.
Employees’ Pension Insurance Plan
In Japan, the Government of Japan operates the Employees’ Pension Insurance Plan which covers most of the private entities’ employees. The amounts of contributions charged to expense for the Employees’ Pension

Insurance Plan were ¥40,974 million, ¥40,330 million and ¥39,263 million for the fiscal years ended March 31, 2024, 2023 and 2022, respectively, which were included in “General and administrative expenses” in the consolidated income statements.

25	SHAREHOLDERS’ EQUITY
Common Stock
The changes in the number of issued shares of common stock and common stock held by the Company during the fiscal years ended March 31, 2024, 2023 and 2022 were as follows:

	For the fiscal year ended March 31,
	2024		2023		2022
	Outstanding	In treasury	Outstanding	In treasury	Outstanding	In treasury
At beginning of period	1,374,691,194	30,070,650	1,374,362,102	3,542,321	1,374,040,061	3,612,302
Net change	(37,162,110)	(6,482,784)	329,092	26,528,329	322,041	(69,981)

At end of period	1,337,529,084	23,587,866	1,374,691,194	30,070,650	1,374,362,102	3,542,321

The total number of authorized shares of common stock was 3,000 million at March 31, 2024 and 2023 with no stated value. All issued shares are fully paid. The details of the stock options and the restricted shares outstanding are described in Note 40 “Share-Based Payment.”
Repurchase and cancellation of own shares
On November 12, 2021, the Company’s board of directors resolved to repurchase shares of its common stock and cancel all the repurchased shares. The resolution authorized the repurchase of up to the lesser of (i) an aggregate of 33,000,000 shares of its common stock and (ii) an aggregate of ¥100 billion between November 15, 2021 and November 11, 2022. However, its share repurchases were suspended during periods in which it may have been deemed to hold material non-public
information. As a result, the repurchase period beginning November 15, 2021 ended without any repurchase of shares.
Simultaneously, the Company announced that the board of directors resolved to repurchase shares of its common stock and cancel all the repurchased shares. The resolution authorized the repurchase of up to the lesser of (i) an aggregate of 61,000,000 shares of its common stock and (ii) an aggregate of ¥200 billion between November 15, 2022 and May 31, 2023. During the fiscal year ended March 31, 2023, pursuant to the resolution, the Company repurchased 26,619,000 shares of its common stock for ¥139 billion in aggregate. On May 31, 2023, the Company completed the repurchase pursuant to the resolution, acquiring 37,640,000 shares of its common stock for ¥200 billion in aggregate. The Company cancelled all of the repurchased shares on June 20, 2023.
On November 14, 2023, the Company’s board of directors resolved to repurchase shares of its common stock and cancel all the repurchased shares.
The resolution authorized the repurchase of up to the lesser of (i) an aggregate of 26,000,000 shares of its common stock and (ii) an aggregate of ¥150 billion between November 15, 2023 and March 31, 2024. On March 22, 2024, the Company completed the repurchase pursuant to the resolution, acquiring 20,132,000 shares of its common stock for ¥150 billion in aggregate. The Company cancelled all of the repurchased shares on April 15, 2024.
On May 15, 2024, the Company’s board of directors resolved to repurchase shares of its common stock and cancel all the repurchased shares. The resolution authorized the repurchase of up to the lesser of (i) an aggregate of 15,000,000 shares of its common stock and (ii) an aggregate of ¥100 billion between May 16, 2024 and

F-7
4

July 31, 2024. The cancellation of the repurchased shares is scheduled on August 20, 2024. During May 2024, the Company entered into contracts to repurchase 1,309,000 shares of its common stock for ¥13 billion in aggregate.
In addition, on
March 27, 2024, the Company announced the introduction of a share-based compensation plan for employees of SMBC. The plan is an incentive scheme that establishes an Employee Stock Ownership Plan (“ESOP”) trust which is funded by cash contributed by SMBC (via SMFG). The shares of the Company’s common stock acquired by the ESOP trust will be granted to SMBC employees upon their retirement based on the number of points earned by each employee. According to the rules of the share-based compensation plan for employees established by SMBC’s board of directors, the number of points granted to employees is linked to their grade and the business performance of SMFG. On May 15, 2024, the Company’s board of directors resolved the detail of the acquisition of its common stock up to an aggregate of 149,000 shares by the ESOP trust between May 23, 2024 and May 31, 2024.
Stock split
On May 15, 2024, the Company’s board of directors resolved to implement a stock split on its common stock (“stock split”). The resolution authorized that each share of common stock owned by shareholders listed or recorded in the closing register of shareholders on the record date of September 30, 2024 will be split into three shares per share. The effective date of the stock split is October 1, 2024. Due to the stock split, the Company’s board of directors also resolved to propose partial amendments to its articles of incorporation at the 22nd ordinary general meeting of shareholders scheduled for June 27, 2024. The proposed amendments are to increase the total number of authorized shares of common stock in line with the ratio of the stock split.
Preferred Stock
The following table shows the number of shares of preferred stock at March 31, 2024 and 2023.

	At March 31, 2024		At March 31, 2023
	Authorized	Issued	Authorized	Issued
Type 5 preferred stock	167,000	—	167,000	—
Type 7 preferred stock	167,000	—	167,000	—
Type 8 preferred stock	115,000	—	115,000	—
Type 9 preferred stock	115,000	—	115,000	—
All the preferred stocks have no stated value. There was no movement in preferred stock during the fiscal years ended March 31, 2024, 2023 and 2022.
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
Restriction on the Payment of Dividends
The amount of the capital surplus and retained earnings of the Company that can be paid out as dividends is subject to restrictions under the Companies Act. These amounts are calculated based on the Company’s nonconsolidated statement of financial position prepared in accordance with Japanese GAAP. Therefore, the adjustments made to prepare the IFRS consolidated financial statements have no impact on the calculation. The total amount that the Company can pay out as a dividend was ¥2,145 billion at March 31, 2024.

F-7
5

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
The movements of remeasurements of the defined benefit plans reserve for the fiscal years ended March 31, 2024, 2023 and 2022 were as follows:

	For the fiscal year ended March 31,
	2024	2023	2022

	(In millions)
At beginning of period	¥159,584	¥197,310	¥214,411
Gains (losses) arising during the period, before tax	50,358	7,417	33,081
Income tax (expense) benefit for changes arising during the period	(15,485)	(2,288)	(10,027)
Amount attributable to non-controlling interests	44	(9)	31
Share of other comprehensive income (loss) of associates and joint ventures	609	33	911
Transfer from other reserves to retained earnings	(35,386)	(42,879)	(41,097)

At end of period	¥159,724	¥159,584	¥197,310

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

F-7
6

The movements of the financial instruments at FVOCI reserve for the fiscal years ended March 31, 2024, 2023 and 2022 were as follows:

	For the fiscal year ended March 31,
	2024	2023	2022

	(In millions)
At beginning of period	¥1,575,193	¥1,808,222	¥2,106,255
Gains (losses) arising during the period, before tax	1,506,580	(264,309)	(410,631)
Income tax (expense) benefit for changes arising during the period	(454,951)	81,384	125,617
Reclassification adjustments for (gains) losses included in net profit, before tax	110,509	94,803	113,334
Income tax (expense) benefit for reclassification adjustments	(33,994)	(29,040)	(34,705)
Amount attributable to non-controlling interests	(106)	15	3
Share of other comprehensive income (loss) of associates and joint ventures	8,578	(3,980)	(1,746)
Transfer from other reserves to retained earnings	(204,534)	(111,902)	(89,905)

At end of period	¥2,507,275	¥1,575,193	¥1,808,222

Own credit on financial liabilities designated at fair value through profit or loss reserve
The own credit on financial liabilities designated at fair value through profit or loss (“FVPL”) reserve includes the accumulated gains and losses arising from changes in fair value that is attributable to changes in own credit risk of financial liabilities designated at FVPL.
The movements of own credit on financial liabilities designated at fair value through profit or loss reserve for the fiscal years ended March 31, 2024, 2023 and 2022 were as follows:

	For the fiscal year ended March 31,
	2024	2023	2022

	(In millions)
At beginning of period	¥9,433	¥520	¥(3,455)
Gains (losses) arising during the period, before tax	(11,900)	12,847	5,729
Income tax (expense) benefit for changes arising during the period	3,644	(3,934)	(1,754)

At end of period	¥1,177	¥9,433	¥520

Exchange differences on translating foreign operations reserve
Exchange differences on translating foreign operations reserve includes foreign exchange differences arising from the translation of the net assets of foreign operations from their functional currencies to the Group’s presentation currency, Japanese yen.

F-
77

The movements of exchange differences on translating the foreign operations reserve for the fiscal years ended March 31, 2024, 2023 and 2022 were as follows:

	For the fiscal year ended March 31,
	2024	2023	2022

	(In millions)
At beginning of period	¥884,790	¥540,242	¥113,646
Gains (losses) arising during the period, before tax	528,441	304,252	404,292
Income tax (expense) benefit for changes arising during the period	(3,447)	2,509	(8,875)
Reclassification adjustments for (gains) losses included in net profit, before tax	(11,258)	5,385	192
Income tax (expense) benefit for reclassification adjustments	3,447	(1,649)	(59)
Amount attributable to non-controlling interests	(3,324)	(311)	(1,624)
Share of other comprehensive income (loss) of associates and joint ventures	4,009	34,362	32,670

At end of period	¥1,402,658	¥884,790	¥540,242

26	EQUITY ATTRIBUTABLE TO OTHER EQUITY INSTRUMENTS HOLDERS
Equity attributable to other equity instruments holders at March 31, 2024 and 2023 consisted of the following:

	At March 31,
	2024	2023

	(In millions)
Perpetual subordinated bonds	¥1,442,344	¥755,802
Perpetual subordinated borrowings	¥20,000	¥10,000

Total equity attributable to other equity instruments holders	¥1,462,344	¥765,802

Equity attributable to other equity instruments holders consists of perpetual subordinated bonds and perpetual subordinated borrowings, which are Basel
III-compliant
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
to such reinstatement.

F-
78

27	NET INTEREST INCOME
Net interest income for the fiscal years ended March 31, 2024, 2023 and 2022 consisted of the following:

	For the fiscal year ended March 31,
	2024	2023	2022

	(In millions)
Interest income from:
Deposits with banks	¥579,804	¥309,704	¥20,044
Call loans and bills bought	204,232	75,923	13,898
Reverse repurchase agreements and cash collateral on securities borrowed	204,133	54,693	6,633
Investment securities	493,708	218,011	123,194
Loans and advances	4,462,521	3,037,745	1,583,885

Total interest income	5,944,398	3,696,076	1,747,654

Interest expense from:
Deposits	2,173,245	1,068,750	101,991
Call money and bills sold	43,821	18,246	1,259
Repurchase agreements and cash collateral on securities lent	764,578	280,945	5,767
Borrowings	197,065	126,122	49,282
Debt securities in issue	740,769	373,313	106,505
Premiums for deposit insurance	26,333	22,915	37,970
Others	107,824	50,715	942

Total interest expense	4,053,635	1,941,006	303,716

Net interest income	¥1,890,763	¥1,755,070	¥1,443,938

28	NET FEE AND COMMISSION INCOME
Net fee and commission income for the fiscal years ended March 31, 2024, 2023 and 2022 consisted of the following:

	For the fiscal year ended March 31,
	2024	2023	2022

	(In millions)
Fee and commission income from:
Loans	¥160,758	¥145,078	¥128,583
Credit card business	432,983	380,345	333,109
Guarantees	82,323	71,612	66,199
Securities-related business	196,019	119,403	169,719
Deposits	18,437	18,230	16,302
Remittances and transfers	152,121	146,507	139,122
Safe deposits	4,321	4,228	4,025
Trust fees	8,195	6,753	5,940
Investment trusts	166,532	144,940	183,164
Agency	9,538	9,368	8,854
Others	238,620	216,270	193,208

Total fee and commission income	1,469,847	1,262,734	1,248,225

Fee and commission expense from:
Remittances and transfers	30,197	28,885	32,604
Others	203,518	194,035	177,158

Total fee and commission expense	233,715	222,920	209,762

Net fee and commission income	¥1,236,132	¥1,039,814	¥1,038,463

F-
79

Fee and commission income can be mainly disaggregated into loans, credit card business, securities-related business, remittances and transfers and investment trusts by types of services. Loan transaction fees principally arise in the Wholesale Business Unit and the Global Business Unit. Fees obtained through the credit card business principally arise in the Retail Business Unit. Fees obtained through the securities-related business principally arise in the Wholesale Business Unit, the Retail Business Unit and the Global Business Unit. Remittance and transfer fees principally arise in the Wholesale Business Unit, the Retail Business Unit and the Global Business Unit. Fees and commissions obtained through investment trusts principally arise in the Retail Business Unit and Head office account and others, which include the investment advisory
and investment trust management businesses.

29	NET TRADING INCOME
Net trading income for the fiscal years ended March 31, 2024, 2023 and 2022 consisted of the following:

	For the fiscal year ended March 31,
	2024	2023	2022

	(In millions)
Interest rate	¥179,954	¥351,815	¥74,828
Foreign exchange	148,064	317,203	186,146
Equity	26,626	(40,691)	22,216
Credit	(4,668)	(3,902)	(1,812)
Others	(456)	1,618	(1,039)

Total net trading income	¥349,520	¥626,043	¥280,339

Net trading income is presented primarily by instrument type. It includes income and losses from trading assets and liabilities, and derivative financial instruments.

30	NET INCOME FROM FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
Net income from financial assets and liabilities at fair value through profit or loss for the fiscal years ended March 31, 2024, 2023 and 2022 consisted of the following:

	For the fiscal year ended March 31,
	2024	2023	2022

	(In millions)
Net income from financial assets mandatorily at fair value through profit or loss:
Net income from debt instruments	¥328,657	¥115,291	¥156,792
Net income from equity instruments	6,062	1,439	5,025
Net income (loss) from financial liabilities designated at fair value through profit or loss	(11,502)	56,581	38,432

Total net income from financial assets and liabilities at fair value through profit or loss	¥323,217	¥173,311	¥200,249

F-
8
0

31	NET INVESTMENT INCOME
Net investment income for the fiscal years ended March 31, 2024, 2023 and 2022 consisted of the following:

	For the fiscal year ended March 31,
	2024	2023	2022
	(In millions)
Net loss from disposal of debt instruments	¥(85,823)	¥(89,150)	¥(29,546)
Dividend income	115,667	104,761	95,290

Total net investment income	¥29,844	¥15,611	¥65,744

Dividend income from equity instruments at fair value through other comprehensive income which were derecognized during the fiscal years ended March 31, 2024, 2023 and 2022 were ¥5,015 million, ¥1,150 million and ¥1,805 million, respectively.

32	OTHER INCOME
Other income for the fiscal years ended March 31, 2024, 2023 and 2022 consisted of the following:

	For the fiscal year ended March 31,
	2024	2023	2022

	(In millions)
Income from operating leases	¥37,386	¥39,654	¥32,733
Income related to disposal of assets leased	148	—	29
Income related to IT solution services	16,025	11,889	11,428
Gains on disposal of property, plant and equipment, and other intangible assets	1,213	3,326	1,708
Reversal of impairment losses of investments in associates and joint ventures	1,674	22,915	2,059
Gains on step acquisition of subsidiaries	1,089	—	—
Others	62,062	103,043	60,770

Total other income	¥119,597	¥180,827	¥108,727

33	IMPAIRMENT CHARGES ON FINANCIAL ASSETS
Impairment charges (reversals) on financial assets for the fiscal years ended March 31, 2024, 2023 and 2022 consisted of the following:

	For the fiscal year ended March 31,
	2024	2023	2022

	(In millions)
Loans and advances	¥222,894	¥138,176	¥269,060
Loan commitments	(13,875)	8,016	9,555
Financial guarantees	(3,923)	2,272	1,363

Total impairment charges on financial assets	¥205,096	¥148,464	¥279,978

F-8
1

34	GENERAL AND ADMINISTRATIVE EXPENSES
General and administrative expenses for the fiscal years ended March 31, 2024, 2023 and 2022 consisted of the following:

	For the fiscal year ended March 31,
	2024	2023	2022

	(In millions)
Personnel expenses	¥1,028,875	¥922,452	¥834,512
Depreciation and amortization	276,534	262,702	264,290
Building and maintenance expenses	8,992	7,847	9,979
Supplies expenses	17,101	14,571	15,468
Communication expenses	31,650	31,182	32,839
Publicity and advertising expenses	172,807	143,500	126,090
Taxes and dues	100,428	84,020	82,293
Outsourcing expenses	144,994	123,293	115,157
Office equipment expenses	81,430	70,151	61,503
Others	366,890	305,699	259,490

Total general and administrative expenses	¥2,229,701	¥1,965,417	¥1,801,621

35	OTHER EXPENSES
Other expenses for the fiscal years ended March 31, 2024, 2023 and 2022 consisted of the following:

	For the fiscal year ended March 31,
	2024	2023	2022

	(In millions)
Cost of operating leases	¥30,038	¥30,281	¥22,922
Cost related to disposal of assets leased	224	3,212	301
Cost related to IT solution services and IT systems	109,346	94,071	89,762
Provision for interest repayment	22,061	28,818	31,596
Losses on disposal of property, plant and equipment, and other intangible assets	9,360	6,377	3,856
Impairment losses of property, plant and equipment	4,168	31,617	43,708
Impairment losses of intangible assets	9,648	135,519	55,816
Losses on sales of investments in subsidiaries and associates (1)	85,419	8,216	—
Impairment losses of investments in associates and joint ventures (2) (3)	93,046	56,461	42,460
Losses on step acquisition of subsidiaries	1,249	—	—
Others	102,298	107,775	78,138

Total other expenses	¥466,857	¥502,347	¥368,559

(1)	For the fiscal years ended March 31, 2024, the Group recognized a loss on sales of investments in subsidiaries and associates of ¥ 84,578 million upon sales of its subsidiary, SMBC Rail Services LLC.
(2)
For the fiscal years ended March 31, 2024, 2023 and 2022, the Group recognized an impairment loss of ¥18,935 million, ¥33,932 million and ¥42,218 million, respectively, on investments in associates and joint ventures, due to the decline in the stock price of its equity-method associate, The Bank of East Asia, Limited.

(3)
For the fiscal year ended March 31, 2024, the Group recognized an impairment loss of ¥64,709 million on investments in associates and joint ventures, VPBank SMBC
Finance
Company Limited, due to the decline in the recoverable amount as determined by the value in use calculation.

F-8
2

36	INCOME TAX EXPENSE
The detail of income tax expense for the fiscal years ended March 31, 2024, 2023 and 2022 was as follows:

	For the fiscal year ended March 31,
	2024	2023	2022

	(In millions)
Current tax:
Charge for period (1)	¥368,050	¥184,662	¥190,842
Deferred tax:
Origination and reversal of temporary differences	(53,813)	146,130	(25,248)
Change in the write-down of deferred tax assets on the current fiscal year income tax expense	(2,198)	(4,765)	(4,205)

Total deferred tax expense (benefit)	(56,011)	141,365	(29,453)

Total income tax expense	¥312,039	¥326,027	¥161,389

(1)
As a result of the adoption of IFRS 9, the current income tax expenses of ¥71,524 million, ¥39,837 million and ¥44,110 million were recognized directly in equity for the fiscal years ended March 31, 2024, 2023 and 2022, respectively.

The following table shows the reconciliations of the effective income tax rates for the fiscal years ended March 31, 2024, 2023 and 2022.

	For the fiscal year ended March 31,
	2024		2023		2022

	(In millions, except percentages)
Profit before tax	¥1,207,789		¥1,261,876		¥676,464
Income tax expense	312,039		326,027		161,389
Effective income tax rate	25.8%		25.8%		23.9%
Effective statutory tax rate in Japan (1)	30.6%		30.6%		30.6%
Tax impact of share of post-tax (profit) loss in associates and joint ventures	(4.1%	)	(2.1%	)	0.5%
Tax impact of impairment losses and reversal of impairment losses for investments in associates and joint ventures—net	2.3%		0.8%		(4.5%	)
Non-Japanese earnings	(1.6%	)	(1.3%	)	(2.2%	)
Nontaxable dividends received	(1.1%	)	(0.8%	)	(1.3%	)
Effect of the change in the write-down of deferred tax assets on the current fiscal year income tax expense	(0.2%	)	(0.4%	)	(0.6%	)
Tax impact of impairment losses of goodwill	—		0.9%		—
Others—net	(0.1%	)	(1.9%	)	1.4%

Effective income tax rate	25.8%		25.8%		23.9%

(1)
The effective statutory tax rate in Japan for the fiscal year ended March 31, 2024, 2023 and 2022 is the aggregate of the effective corporation tax rate of 23.2%, the effective local corporation tax rate of 2.4%, the effective inhabitant tax rate of 2.4% and the effective enterprise tax rate of 2.6%, all of which are payable by corporate entities on taxable profits under the tax laws in Japan.

In June, 2023, Pillar Two legislation was substantively enacted in Japan and became effective for annual reporting periods beginning on or after April 1, 2024. The Group has reviewed the published Japan legislation alongside the OECD model rules and guidance and has performed an assessment of the expected impact of the new regime. The assessment of the expected impact to Pillar Two income taxes is based on the tax returns, country-by-country reports, and financial statements of the entities within the Group. The result of the assessment indicates that the Pillar Two effective tax rates in most of the jurisdictions where the Group operates exceeds 15% and a limited number of jurisdictions where the effective tax rates are below 15%. The Group does not anticipate a material exposure to Pillar Two income taxes in jurisdictions where the tax rates are below 15%.

F-8
3

37	EARNINGS PER SHARE
The following table shows the income and share data used in the basic and diluted earnings per share calculations for the fiscal years ended March 31, 2024, 2023 and 2022.

	For the fiscal year ended March 31,
	2024	2023	2022

	(In millions, except number of shares and per share data)
Basic:
Profit attributable to shareholders of the Company	¥873,346	¥911,831	¥499,573
Weighted average number of common stock in issue (in thousands of shares)	1,329,026	1,364,770	1,370,738

Basic earnings per share	¥657.13	¥668.12	¥364.46

Diluted:
Profit attributable to the common shareholders of the Company	¥873,346	¥911,831	¥499,573
Impact of dilutive potential ordinary shares issued by subsidiaries	—	—	—

Net profit used to determine diluted earnings per share	¥873,346	¥911,831	¥499,573

Weighted average number of common stock in issue (in thousands of shares)	1,329,026	1,364,770	1,370,738
Adjustments for stock options (in thousands of shares)	386	463	561

Weighted average number of common stock for diluted earnings per share (in thousands of shares)	1,329,412	1,365,233	1,371,299

Diluted earnings per share	¥656.94	¥667.89	¥364.31
On May 15, 2024, the Company’s board of directors resolved to implement a stock split on its common stock as of September 30, 2024, the record date, into three shares, effective as of October 1, 2024. For additional information on the stock split, refer to Note 25 “Shareholders’ Equity.” Basic earnings per share and diluted earnings per share assuming that the Company conducted the stock split at the beginning of the fiscal year ended March 31, 2024 are 219.04 and 218.98, respectively.

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

F-8
4

The following tables show the carrying amounts and fair values of transferred financial assets that did not qualify for derecognition and their associated financial liabilities at March 31, 2024 and 2023:

	At March 31, 2024
	Repurchase agreements and securities lending transactions	Loans and advances
		Residential mortgages	Corporate loans

	(In millions)
Carrying amount of assets	¥16,074,462	¥1,477,854	¥994,486
Carrying amount of associated liabilities	12,729,762	1,157,260	933,721

For those liabilities that have recourse only to the transferred assets:
Fair value of assets	¥—	¥1,574,740	¥1,003,126
Fair value of associated liabilities	—	1,159,727	933,721

Net position	¥—	¥415,013	¥69,405

	At March 31, 2023
	Repurchase agreements and securities lending transactions	Loans and advances
		Residential mortgages	Corporate loans

	(In millions)
Carrying amount of assets	¥14,250,991	¥1,539,886	¥938,289
Carrying amount of associated liabilities	11,094,932	1,208,993	873,240

For those liabilities that have recourse only to the transferred assets:
Fair value of assets	¥—	¥1,629,544	¥942,644
Fair value of associated liabilities	—	1,205,124	873,240

Net position	¥—	¥424,420	¥69,404

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

F-8
5

39	ASSETS PLEDGED AND RECEIVED AS COLLATERAL
Assets Pledged
The carrying amounts of assets pledged as collateral at March 31, 2024 and 2023 were as follows:

	At March 31,
	2024	2023

	(In millions)
Cash and deposits with banks	¥20,979	¥28,436
Trading assets	2,893,649	2,631,213
Debt instruments at amortized cost	100,861	94,849
Debt instruments at fair value through other comprehensive income	18,760,610	17,817,319
Equity instruments at fair value through other comprehensive income	9,101	4,512
Loans and advances	12,398,554	12,502,342
Others	3,191,138	3,291,524

Total	¥37,374,892	¥36,370,195

The Group pledges assets as collateral to secure payables under repurchase agreements, securities lending transactions and securitizations, borrowings or for cash settlements, margins on derivative transactions and certain other purposes. These transactions are conducted under terms that are usual and customary to standard contracts.
Loaned securities for which the borrowers have the right to sell or repledge were ¥16,074,462 million and ¥14,260,889 million at March 31, 2024 and 2023, respectively.
For the reserve funds with the Bank of Japan and other reserve deposits for foreign offices maintained by the Group, refer to Note 5 “Cash and Deposits with Banks.”
Assets Received as Collateral
Under certain transactions, including reverse repurchase agreements, securities borrowing, and discounting of bills, the Group is permitted to
resell or repledge the collateral held in the absence of default by the owner of the collateral. These transactions are conducted under terms that are usual and customary for standard contracts. The fair values of securities and bills accepted as collateral were ¥21,132,963 million and ¥16,259,185 million at March 31, 2024 and 2023, respectively. As to the securities received in the reverse repurchase agreements and securities borrowing transactions, the Group has the obligation to return equivalent securities upon completion of the transactions. The fair values of securities sold or repledged to others were ¥13,379,295 million and ¥10,932,766 million at March 31, 2024 and 2023, respectively.

F-8
6

40	SHARE-BASED PAYMENT
Stock Option Plans
SMFG had introduced compensation-type stock options to directors, corporate auditors, and executive officers of SMFG and SMBC (“
SMFG
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

The number and the weighted average exercise prices of stock options for the fiscal years ended March 31, 2024 and 2023 were as follows:

	For the fiscal year ended March 31,
	2024		2023
	Number of options (1)	Weighted average exercise price	Number of options (1)	Weighted average exercise price
Outstanding at beginning of period	427,800	¥1	537,900	¥1
Exercised	(71,000)	1	(110,100)	1

Outstanding at end of period	356,800	¥1	427,800	¥1

Exercisable at end of period	284,300	¥1	296,200	¥1

(1)	Number of options is the number of SMFG’s common stock granted by the exercise of stock options.
In June 2017, SMFG and SMBC resolved to discontinue the issuance of new stock options. Thereafter, SMFG has not issued any new stock options.
The weighted average stock price at the date of exercise was ¥6,474 and ¥4,250 for the fiscal years ended March 31, 2024 and 2023, respectively.
Summarized information about stock options outstanding at March 31, 2024 and 2023 was as follows:

		At March 31,
		2024		2023
	Exercise price	Number of options	Remaining contractual lives in years	Number of options	Remaining contractual lives in years
SMFG Stock Acquisition Rights	¥1	356,800	19.1	427,800	20.1

F-
87

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
Plan I (medium-term performance share plan) has an evaluation period of three years, corresponding with SMFG’s medium-term management plan. Executives are initially allotted shares of restricted stock equivalent to the monetary amount determined based on the executive’s corporate title. After the completion of the evaluation period, the compensation committee reviews the progress of the medium-term management plan, performance of SMFG’s common stock, and results of customer satisfaction surveys and other factors, to determine the final amount to be released from transfer restrictions. Furthermore, the Company has incorporated quantitative indicators related to sustainability from the fiscal year ended March 31, 2024. In case the final amount falls below the initial amount, SMFG retrieves all or part of the allotted shares at no cost.
Under Plan II (annual performance share plan), executives are allotted shares of restricted stock equivalent to a certain portion of the monetary amount determined based on the annual performance of SMFG as well as on the individual performance of the executives reviewed both from short-term and medium-to-long-term
perspectives. The remainder is paid to the executives as a cash bonus. Transfer restrictions on these shares are released evenly over the three-year period following the year of allotment. Furthermore, the Company has incorporated qualitative and quantitative indicators related to environment, social, and governance (“ESG”) initiatives into executive compensation schemes to accelerate sustainability management from the fiscal year ended March 31, 2023.
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
The number of restricted shares and the fair value of restricted shares at the measurement date for the fiscal years ended March 31, 2024 and 2023 were as follows:

	For the fiscal year ended March 31,
	2024	2023
Outstanding at beginning of period	1,507,099	1,399,680
Allotted	477,890	329,092
Released	(814,659)	(221,673)
Forfeited	(49,655)	—

Outstanding at end of period	1,120,675	1,507,099

Fair value at measurement date	¥6,281	¥4,004

F-
88

The fair value of restricted shares is based on the market price of SMFG common stock. If any granted conditions exist, the terms and conditions upon which the shares were granted, are taken into account when estimating both the number of shares expected to vest and the fair value of the shares granted. The amount of restricted shares recognized as expenses was measured based on the fair value of the restricted shares granted, which were ¥1,081 million and ¥1,438 million for the fiscal years ended March 31, 2024 and 2023, respectively, and included in “General and administrative expenses” in the consolidated income statements.

41	DIVIDENDS PER SHARE
The dividends recognized by the Company for the fiscal years ended March 31, 2024, 2023 and 2022 were as follows:

	Dividends per share	Aggregate amount

	(In yen)	(In millions)
For the fiscal year ended March 31, 2024:
Common stock	¥260	¥348,177
For the fiscal year ended March 31, 2023:
Common stock	¥220	¥301,627
For the fiscal year ended March 31, 2022:
Common stock	¥200	¥274,127
The Company proposed to the shareholders the distribution of a dividend of ¥135 per share of common stock totaling ¥177,382 million in respect of the fiscal year ended March 31, 2024. The dividend is subject to the approval at the general meeting of shareholders on June 27, 2024. The consolidated financial statements for the fiscal year ended March 31, 2024 do not include this dividend.

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
Capital Commitments
At March 31, 2024 and 2023, the Group had ¥4,520 million and ¥1,134 million, respectively, of contractual commitments to acquire property, plant and equipment. In addition, the Group had ¥1,088 million and ¥631 million of contractual commitments to acquire intangible assets, at March 31, 2024 and 2023, respectively. The Group’s management is confident that future net revenues and funding will be sufficient to cover these commitments.
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

F-
89

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
The table below shows the nominal amounts of undrawn loan commitments, and financial guarantees and other credit-related contingent liabilities at March 31, 2024 and 2023.

	At March 31,
	2024	2023

	(In millions)
Loan commitments	¥88,926,181	¥79,068,816
Financial guarantees and other credit-related contingent liabilities	14,869,558	13,693,772

Total	¥103,795,739	¥92,762,588

43	ANALYSIS OF FINANCIAL ASSETS AND LIABILITIES BY MEASUREMENT BASIS
After initial recognition, financial assets and liabilities are measured either at fair value or amortized cost, within the measurement categories as defined in IFRS 9. The summary of material accounting policies in Note 2 describes how these categories of financial assets and liabilities are measured, and how income and expenses are recognized either in profit or loss, or in other comprehensive income. The following tables present the carrying amounts of the financial assets and liabilities, by category and by line item, of the consolidated statements of financial position.

	At March 31, 2024
	Financial assets and liabilities at fair value through profit or loss	Financial assets and liabilities at amortized cost	Debt instruments at fair value through other comprehensive income	Equity instruments at fair value through other comprehensive income	Total

	(In millions)
Financial assets:
Cash and deposits with banks	¥—	¥78,750,443	¥—	¥—	¥78,750,443
Call loans and bills bought	—	5,336,280	—	—	5,336,280
Reverse repurchase agreements and cash collateral on securities borrowed	—	14,148,667	—	—	14,148,667
Trading assets	6,512,061	—	—	—	6,512,061
Derivative financial instruments	9,909,272	—	—	—	9,909,272
Financial assets at fair value through profit or loss	2,376,129	—	—	—	2,376,129
Investment securities	—	316,392	24,016,184	5,817,261	30,149,837
Loans and advances	—	121,716,465	—	—	121,716,465
Other financial assets (1)	—	7,509,528	—	—	7,509,528

Total	¥18,797,462	¥227,777,775	¥24,016,184	¥5,817,261	¥276,408,682

F-9
0

	At March 31, 2024
	Financial assets and liabilities at fair value through profit or loss	Financial assets and liabilities at amortized cost	Debt instruments at fair value through other comprehensive income	Equity instruments at fair value through other comprehensive income	Total

	(In millions)
Financial liabilities:
Deposits (2)	¥(10,306)	¥182,107,625	¥—	¥—	¥182,097,319
Call money and bills sold	—	3,138,049	—	—	3,138,049
Repurchase agreements and cash collateral on securities lent	—	20,166,958	—	—	20,166,958
Trading liabilities	4,924,490	—	—	—	4,924,490
Derivative financial instruments	11,877,473	—	—	—	11,877,473
Financial liabilities designated at fair value through profit or loss	498,284	—	—	—	498,284
Borrowings (2)	(1,087)	16,108,245	—	—	16,107,158
Debt securities in issue (2)	1,909	14,073,175	—	—	14,075,084
Other financial liabilities (1)	—	10,523,048	—	—	10,523,048

Total	¥17,290,763	¥246,117,100	¥—	¥—	¥263,407,863

	At March 31, 2023
	Financial assets and liabilities at fair value through profit or loss	Financial assets and liabilities at amortized cost	Debt instruments at fair value through other comprehensive income	Equity instruments at fair value through other comprehensive income	Total

	(In millions)
Financial assets:
Cash and deposits with banks	¥—	¥76,465,511	¥—	¥—	¥76,465,511
Call loans and bills bought	—	5,684,812	—	—	5,684,812
Reverse repurchase agreements and cash collateral on securities borrowed	—	11,024,084	—	—	11,024,084
Trading assets	4,585,915	—	—	—	4,585,915
Derivative financial instruments	8,649,947	—	—	—	8,649,947
Financial assets at fair value through profit or loss	1,488,239	—	—	—	1,488,239
Investment securities	—	235,567	22,811,423	4,548,608	27,595,598
Loans and advances	—	111,891,134	—	—	111,891,134
Other financial assets (1)	—	5,360,634	—	—	5,360,634

Total	¥14,724,101	¥210,661,742	¥22,811,423	¥4,548,608	¥252,745,874

Financial liabilities:
Deposits (2)	¥(12,641)	¥172,940,451	¥—	¥—	¥172,927,810
Call money and bills sold	—	2,569,056	—	—	2,569,056
Repurchase agreements and cash collateral on securities lent	—	17,786,026	—	—	17,786,026
Trading liabilities	3,291,089	—	—	—	3,291,089
Derivative financial instruments	10,496,855	—	—	—	10,496,855
Financial liabilities designated at fair value through profit or loss	414,106	—	—	—	414,106
Borrowings (2)	(822)	15,372,623	—	—	15,371,801
Debt securities in issue (2)	1,525	11,983,469	—	—	11,984,994
Other financial liabilities (1)	—	8,522,212	—	—	8,522,212

Total	¥14,190,112	¥229,173,837	¥—	¥—	¥243,363,949

F-9
1

(1)	Other financial assets and liabilities comprise of those included in other assets and liabilities, which meet the definition of a financial asset and liability.
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

F-9
2

The following tables present the carrying amounts of financial assets and liabilities carried at fair value based on the three levels of the fair value hierarchy at March 31, 2024 and 2023.

	At March 31, 2024
	Level 1 (1)	Level 2 (1)	Level 3	Total

	(In millions)
Financial assets:
Trading assets:
Debt instruments	¥4,576,535	¥1,097,627	¥—	¥5,674,162
Equity instruments	818,116	19,783	—	837,899

Total trading assets	5,394,651	1,117,410	—	6,512,061

Derivative financial instruments:
Interest rate derivatives	45,746	6,377,352	240	6,423,338
Currency derivatives	—	3,402,776	1,143	3,403,919
Equity derivatives	33,440	511	16,636	50,587
Commodity derivatives	1,905	6,843	—	8,748
Credit derivatives	—	22,271	409	22,680

Total derivative financial instruments	81,091	9,809,753	18,428	9,909,272

Financial assets at fair value through profit or loss:
Debt instruments	568,441	984,694	739,914	2,293,049
Equity instruments	3,610	240	79,230	83,080

Total financial assets at fair value through profit or loss	572,051	984,934	819,144	2,376,129

Investment securities at fair value through other comprehensive income:
Japanese government bonds	7,547,377	—	—	7,547,377
U.S. Treasury and other U.S. government agency bonds	6,062,125	—	—	6,062,125
Other debt instruments	1,898,075	8,508,607	—	10,406,682

Total debt instruments	15,507,577	8,508,607	—	24,016,184

Equity instruments	5,150,409	140,983	525,869	5,817,261

Total investment securities at fair value through other comprehensive income	20,657,986	8,649,590	525,869	29,833,445

Total	¥26,705,779	¥20,561,687	¥1,363,441	¥48,630,907

Financial liabilities:
Trading liabilities:
Debt instruments	¥4,318,789	¥267,966	¥—	¥4,586,755
Equity instruments	335,207	2,528	—	337,735

Total trading liabilities	4,653,996	270,494	—	4,924,490

Derivative financial instruments:
Interest rate derivatives	47,983	7,635,835	2,896	7,686,714
Currency derivatives	185	4,002,703	2,066	4,004,954
Equity derivatives	58,445	73,802	13,254	145,501
Commodity derivatives	1,734	5,810	—	7,544
Credit derivatives	—	32,665	95	32,760

Total derivative financial instruments	108,347	11,750,815	18,311	11,877,473

Financial liabilities designated at fair value through profit or loss	—	373,242	125,042	498,284

Others (2)	—	(4,257)	(5,227)	(9,484)

Total	¥4,762,343	¥12,390,294	¥138,126	¥17,290,763

F-9
3

	At March 31, 2023
	Level 1 (1)	Level 2 (1)	Level 3	Total

	(In millions)
Financial assets:
Trading assets:
Debt instruments	¥3,732,551	¥497,294	¥—	¥4,229,845
Equity instruments	340,365	15,705	—	356,070

Total trading assets	4,072,916	512,999	—	4,585,915

Derivative financial instruments:
Interest rate derivatives	130,725	5,658,891	—	5,789,616
Currency derivatives	145	2,774,537	499	2,775,181
Equity derivatives	20,571	13,002	20,935	54,508
Commodity derivatives	407	8,735	—	9,142
Credit derivatives	—	21,142	358	21,500

Total derivative financial instruments	151,848	8,476,307	21,792	8,649,947

Financial assets at fair value through profit or loss:
Debt instruments	343,539	398,883	650,467	1,392,889
Equity instruments	2,829	7,320	85,201	95,350

Total financial assets at fair value through profit or loss	346,368	406,203	735,668	1,488,239

Investment securities at fair value through other comprehensive income:
Japanese government bonds	9,576,298	—	—	9,576,298
U.S. Treasury and other U.S. government agency bonds	5,232,456	—	—	5,232,456
Other debt instruments	1,503,857	6,498,812	—	8,002,669

Total debt instruments	16,312,611	6,498,812	—	22,811,423

Equity instruments	4,076,610	7,177	464,821	4,548,608

Total investment securities at fair value through other comprehensive income	20,389,221	6,505,989	464,821	27,360,031

Total	¥24,960,353	¥15,901,498	¥1,222,281	¥42,084,132

Financial liabilities:
Trading liabilities:
Debt instruments	¥3,017,272	¥84,161	¥—	¥3,101,433
Equity instruments	183,935	5,721	—	189,656

Total trading liabilities	3,201,207	89,882	—	3,291,089

Derivative financial instruments:
Interest rate derivatives	92,387	7,317,498	3,248	7,413,133
Currency derivatives	—	3,001,220	5,066	3,006,286
Equity derivatives	34,204	894	7,110	42,208
Commodity derivatives	1,247	6,699	—	7,946
Credit derivatives	—	27,074	208	27,282

Total derivative financial instruments	127,838	10,353,385	15,632	10,496,855

Financial liabilities designated at fair value through profit or loss	—	229,086	185,020	414,106

Others (2)	—	(4,086)	(7,852)	(11,938)

Total	¥3,329,045	¥10,668,267	¥192,800	¥14,190,112

(1)
Transfers between levels of the fair value hierarchy are deemed to have occurred at beginning of the period. There were no significant transfers between Level 1 and Level 2 for the fiscal years ended March 31, 2024 and 2023.

F-9
4

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

The following tables present reconciliations from the beginning to the ending balances for financial assets and liabilities carried at fair value and categorized within Level 3 of the fair value hierarchy for the fiscal years ended March 31, 2024 and 2023.

	At April 1, 2023	Total gains (losses)		Purchases	Sales	Issuances	Settlement (1)	Transfers into Level 3 (2)	Transfers out of Level 3 (2)	At March 31, 2024	Changes in unrealized gains (losses) included in profit or loss related to assets and liabilities held at March 31, 2024
		Included in profit or loss	Included in other comprehensive income

	(In millions)

Derivative financial instruments—net:
Interest rate derivatives—net	¥(3,248)	¥(1,545)	¥—	¥2,167	¥(30)	¥—	¥—	¥—	¥—	¥(2,656)	¥415
Currency derivatives—net	(4,567)	3,680	—	74	(110)	—	—	—	—	(923)	3,335
Equity derivatives—net	13,825	(5,133)	—	4,860	(10,170)	—	—	—	—	3,382	4,067
Credit derivatives—net	150	164	—	—	—	—	—	—	—	314	167

Total derivative financial instruments—net	6,160	(2,834)	—	7,101	(10,310)	—	—	—	—	117	7,984

Financial assets at fair value through profit or loss:
Debt instruments	650,467	40,170	341	161,937	(38,919)	—	(62,784)	—	(11,298)	739,914	39,860
Equity instruments	85,201	(220)	—	8,907	(5,291)	—	(8,125)	—	(1,242)	79,230	(2,223)

Total financial assets at fair value through profit or loss	735,668	39,950	341	170,844	(44,210)	—	(70,909)	—	(12,540)	819,144	37,637

Investment securities at fair value through other comprehensive income:
Equity instruments	464,821	—	67,532	3,012	(8,198)	—	(931)	16	(383)	525,869	—

Total investment securities at fair value through other comprehensive income	464,821	—	67,532	3,012	(8,198)	—	(931)	16	(383)	525,869	—

Financial liabilities designated at fair value through profit or loss	(185,020)	(19,258)	(1,289)	—	—	(29,208)	109,733	—	—	(125,042)	(2,019)

Others (3) —liabilities:	7,852	(1,766)	—	—	—	—	—	—	(859)	5,227	(2,450)

Total	¥1,029,481	¥16,092	¥66,584	¥180,957	¥(62,718)	¥(29,208)	¥37,893	¥16	¥(13,782)	¥1,225,315	¥41,152

	At April 1, 2022	Total gains (losses)		Purchases	Sales	Issuances	Settlement (1)	Transfers into Level 3 (2)	Transfers out of Level 3 (2)	At March 31, 2023	Changes in unrealized gains (losses) included in profit or loss related to assets and liabilities held at March 31, 2023
		Included in profit or loss	Included in other comprehensive income

	(In millions)
Derivative financial instruments—net:
Interest rate derivatives—net	¥(7,162)	¥(1,514)	¥—	¥554	¥—	¥—	¥—	¥—	¥4,874	¥(3,248)	¥(959)
Currency derivatives—net	1,652	(697)	—	—	—	—	—	—	(5,522)	(4,567)	(2,302)
Equity derivatives—net	15,384	3,012	—	5,595	(10,166)	—	—	—	—	13,825	7,693
Credit derivatives—net	521	(371)	—	—	—	—	—	—	—	150	(240)

Total derivative financial instruments—net	10,395	430	—	6,149	(10,166)	—	—	—	(648)	6,160	4,192

Financial assets at fair value through profit or loss:
Debt instruments	693,013	(4,804)	301	157,152	(42,145)	—	(69,317)	—	(83,733)	650,467	(6,742)
Equity instruments	35,884	6,033	—	46,374	(525)	—	(1,381)	—	(1,184)	85,201	5,688

Total financial assets at fair value through profit or loss	728,897	1,229	301	203,526	(42,670)	—	(70,698)	—	(84,917)	735,668	(1,054)

Investment securities at fair value through other comprehensive income:
Equity instruments	468,713	—	8,865	5,380	(17,578)	—	(571)	12	—	464,821	—

Total investment securities at fair value through other comprehensive income	468,713	—	8,865	5,380	(17,578)	—	(571)	12	—	464,821	—

Financial liabilities designated at fair value through profit or loss	(291,086)	(20,742)	2,129	—	—	(56,316)	180,995	—	—	(185,020)	13,496

Others (3) —liabilities:	3,052	6,078	—	940	—	—	—	—	(2,218)	7,852	7,671

Total	¥919,971	¥(13,005)	¥11,295	¥215,995	¥(70,414)	¥(56,316)	¥109,726	¥12	¥(87,783)	¥1,029,481	¥24,305

(1)	Settlements for equity instruments include redemption of preferred stocks and receipt of cash distributions which represent a return of investment.
(2)
Transfers between levels of the fair value hierarchy are deemed to have occurred at beginning of the period. For the fiscal year ended March 31, 2024 and 2023, transfers out of Level 3 amounted to ¥13,782 million and ¥87,783 million, respectively. Those transfers out of Level 3 were primarily due to a decrease of significance of unobservable inputs of certain financial assets at fair value through profit or loss, including certain investment funds.

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

The following table presents total gains or losses included in profit or loss for the Level 3 financial assets and liabilities, and changes in unrealized gains or losses included in profit or loss related to those financial assets and liabilities held at March 31, 2024 and 2023 by line item of the consolidated income statements.

	Total gains (losses) included in profit or loss for the fiscal year ended March 31,		Changes in unrealized gains (losses) included in profit or loss related to assets and liabilities held at March 31,
	2024	2023	2024	2023

	(In millions)
Net interest income	¥1,855	¥1,478	¥909	¥1,078
Net trading income (loss)	(6,455)	5,119	4,625	10,785
Net income (loss) from financial assets and liabilities at fair value through profit or loss	20,692	(19,513)	35,618	12,442
Other expenses	—	(89)	—	—

Total	¥16,092	¥(13,005)	¥41,152	¥24,305

The aggregate deferred day one profit yet to be recognized in profit or loss at the beginning and end of the fiscal years ended March 31, 2024 and 2023 and reconciliation of changes in the balances were as follows:

	For the fiscal year ended March 31,
	2024	2023

	(In millions)
Balance at beginning of period	¥22,276	¥27,100
Increase due to new trades	3,985	18,402
Reduction due to redemption, sales or passage of time	(14,088)	(23,226)

Balance at end of period	¥12,173	¥22,276

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
OTC derivatives
(non-exchange-traded
derivatives), including embedded derivatives that are separately accounted for from the host contracts, are measured at fair value using valuation techniques such as the present value of estimated future cash flows and option pricing models, generally based on observable interest rates, foreign exchange, commodities, stock prices and other factors as inputs. The valuation models for some transactions, such as yield curve spread options and equity options use inputs which are not directly observable in the market, including historical correlation coefficients and historical volatilities. If the impact of these unobservable inputs is significant to the fair value for those transactions, the Group categorizes the transactions within Level 3.
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
Investment securities at fair value through other comprehensive income
Debt instruments are measured at fair value using a quoted market price and categorized within Level 1 if they are traded in an active market. Debt instruments are categorized within Level 2 if they are measured at fair value using a price quoted by a third party, such as a pricing service or broker, or by reference to the current fair value of another bond that is substantially the same based on inputs such as prices obtained from brokers, observable interest rates and spreads
.

As for equity instruments, listed stocks are measured at fair value based on the market price at a stock exchange. If these stocks are traded in an active market, these instruments are categorized within Level 1, otherwise categorized within Level 2. Unlisted common and preferred stocks in this category are measured at fair value based on the market approach using market multiples or others in which unobservable inputs are used. If the stocks are measured at fair values using significant unobservable inputs, these instruments are categorized within Level 3, otherwise categorized within Level 2.
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

Significant Unobservable Inputs
The following tables present quantitative information about significant unobservable inputs used in the fair value measurement for Level 3 financial assets and liabilities at March 31, 2024 and 2023.

	At March 31, 2024
	Assets	Liabilities	Valuation technique(s) (1)	Significant unobservable inputs (1)	Range of inputs (1)

	(In millions)
Derivative financial instruments:
Interest rate derivatives	¥240	¥2,896	Option model	Interest rate to interest rate correlation	31%-99%
				Quanto correlation	(8%)-49%
				Foreign exchange volatility	12%
Currency derivatives	1,143	2,066	Option model	Interest rate to interest rate correlation	26%-99%
				Quanto correlation	4%-49%
				Foreign exchange volatility	7%-13%
Equity derivatives	16,636	13,254	Option model	Equity to equity correlation	49%-84%
				Quanto correlation	(10%)-16%
				Equity volatility	2%-66%
Credit derivatives	409	95	Credit Default model	Quanto correlation	18%-30%
Financial assets at fair value through profit or loss:
Debt instruments	739,914	—	Option model	Foreign exchange volatility	10%-42%
			DCF model	Probability of default rate	0%-30%
				Loss given default rate	25%-100%
				Discount margin	5%-9%
			Net asset value (2)	—	—
Equity instruments	79,230	—	Market multiples	Price/Book value multiple	1.2x
				Liquidity discount	20%
			DCF model	Probability of default rate	0%-1%
				Loss given default rate	40%
			See note (3) below	—	—
Investment securities at fair value through other comprehensive income:
Equity instruments	525,869	—	Market multiples	Price/Book value multiple	0.3x-3.5x
				Liquidity discount	20%
			See note (3) below	—	—

Financial liabilities designated at fair value through profit or loss	—	125,042	Option model	Equity to equity correlation	42%-84%
				Interest rate to interest rate correlation	26%-27%
				Quanto correlation	(10%)-49%
				Equity volatility	16%-39%
			Credit Default model	Quanto correlation	18%-30%
Others (4)	—	(5,227)	Option model	Interest rate to interest rate correlation	26%-99%
				Quanto correlation	(8%)-49%
				Equity volatility	26%-28%
				Foreign exchange volatility	7%-42%
			Credit Default model	Quanto correlation	18%-30%

	At March 31, 2023
	Assets	Liabilities	Valuation technique(s) (1)	Significant unobservable inputs (1)	Range of inputs (1)

	(In millions)
Derivative financial instruments:
Interest rate derivatives	¥—	¥3,248	Option model	Interest rate to interest rate correlation	26%-99%
				Quanto correlation	(11%)-42%
Currency derivatives	499	5,066	Option model	Interest rate to interest rate correlation	29%-99%
				Quanto correlation	8%-50%
				Foreign exchange volatility	12%-36%
Equity derivatives	20,935	7,110	Option model	Equity to equity correlation	48%-92%
				Quanto correlation	(13%)-38%
				Equity volatility	12%-70%
Credit derivatives	358	208	Credit Default model	Quanto correlation	15%-25%
Financial assets at fair value through profit or loss:
Debt instruments	650,467	—	Option model	Foreign exchange volatility	13%-43%
			DCF model	Probability of default rate	0%-33%
				Loss given default rate	0%-100%
				Discount margin	5%-9%
			Net asset value (2)	—	—
Equity instruments	85,201	—	Market multiples	Price/Book value multiple	1.1x
			DCF model	Probability of default rate	0%-1%
				Loss given default rate	90%
			See note (3) below	—	—
Investment securities at fair value through other comprehensive income:
Equity instruments	464,821	—	Market multiples	Price/Book value multiple	0.2x-3.7x
				Liquidity discount	20%
			See note (3) below	—	—
Financial liabilities designated at fair value through profit or loss	—	185,020	Option model	Equity to equity correlation	47%-93%
				Interest rate to interest rate correlation	29%-30%
				Quanto correlation	(13%)-50%
				Equity volatility	17%-52%
			Credit Default model	Quanto correlation	15%-25%
Others (4)	—	(7,852)	Option model	Equity to equity correlation	80%-83%
				Interest rate to interest rate correlation	26%-99%
				Quanto correlation	(11%)-50%
				Equity volatility	24%-28%
				Foreign exchange volatility	12%-43%
			Credit Default model	Quanto correlation	15%-25%

(1)	Valuation techniques and unobservable inputs for insignificant Level 3 financial assets and liabilities are excluded.
(2)	The Group has determined that the net asset value represents fair values of certain investment funds.
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

Correlation
Correlation represents a measure of the relationship between the m ovements of two variables, which is expressed as a number between plus and minus one. A positive correlation indicates that two variables move in the same direction while a negative correlation indicates that they move in opposite directions. Correlations could be any combination of variables such as interest rates, foreign exchange rates, CDS spread and stock price movements. Thus, both same-asset correlation and cross-asset correlation are used. Interest rate correlation between two different tenors is an example of same-asset correlations while quanto correlation which is the correlation between foreign exchange rates and another variable is an example of cross-asset correlation. These correlations are used in the valuation techniques of complex derivatives and estimated based on historical data. In general, a significant increase in the correlation in isolation would result in either a significantly higher or lower fair value measurement, depending on the terms of the instruments.
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

F-10
1

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

	At March 31, 2024
	Total fair value measured using valuation techniques	Effect recorded in profit or loss		Effect recorded directly in equity
		Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes

	(In millions)
Financial instruments—net:
Derivative financial instruments—net:
Interest rate derivatives—net	¥(2,656)	¥31	¥31	¥—	¥—
Currency derivatives—net	(923)	3	3	—	—
Equity derivatives—net	3,382	3,393	3,399	—	—
Credit derivatives—net	314	11	11	—	—
Financial assets at fair value through profit or loss:
Debt instruments	739,914	243	2,224	—	—
Equity instruments	79,230	197	363	—	—
Investment securities at fair value through other comprehensive income:
Equity instruments	525,869	—	—	19,211	19,211
Financial liabilities designated at fair value through profit or loss (1)	(125,042)	305	315	—	—
Others (1)(2) —liabilities:	5,227	34	34	—	—

	At March 31, 2023
	Total fair value measured using valuation techniques	Effect recorded in profit or loss		Effect recorded directly in equity
		Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes

	(In millions)
Financial instruments—net:
Derivative financial instruments—net:
Interest rate derivatives—net	¥(3,248)	¥—	¥—	¥—	¥—
Currency derivatives—net	(4,567)	6	6	—	—
Equity derivatives—net	13,825	2,462	2,467	—	—
Credit derivatives—net	150	17	17	—	—
Financial assets at fair value through profit or loss:
Debt instruments	650,467	917	4,533	—	—
Equity instruments	85,201	362	875	—	—
Investment securities at fair value through other comprehensive income:
Equity instruments	464,821	—	—	15,368	15,368
Financial liabilities designated at fair value through profit or loss (1)	(185,020)	1,007	1,109	—	—
Others (1)(2) —liabilities:	7,852	62	61	—	—

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

F-10
2

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
Financial Assets and Liabilities Not Carried at Fair Value
The tables below present the carrying amounts and fair values by level within the fair value hierarchy, as described in “Financial Assets and Liabilities Carried at Fair Value—Fair Value Hierarchy,” of financial assets and liabilities not carried at fair value on the Group’s consolidated statements of financial position at March 31, 2024 and 2023. They do not include the carrying amounts and fair values of financial assets and liabilities whose carrying amounts are reasonable approximations of fair values.

		At March 31, 2024
		Carrying amount	Fair value
	Notes		Total	Level 1	Level 2	Level 3

	(In millions)

Financial assets:
Investment securities:
Debt instruments at amortized cost	a	¥316,392	¥315,077	¥219,714	¥95,363	¥—
Loans and advances	b	121,716,465	124,143,634	—	183,237	123,960,397
Other financial assets	b	7,509,528	7,506,752	—	7,456,468	50,284

		At March 31, 2024
		Carrying amount	Fair value
	Notes		Total	Level 1	Level 2	Level 3

	(In millions)

Financial liabilities:
Deposits:
Non-interest-bearing deposits, demand deposits and deposits at notice	c	¥130,910,884	¥130,907,582	¥—	¥130,907,582	¥—
Other deposits	c	51,186,435	51,192,932	—	51,070,515	122,417
Borrowings	c	15,684,515	15,639,123	—	15,630,657	8,466
Debt securities in issue	c	14,075,084	14,184,095	—	14,094,156	89,939
Other financial liabilities	c	10,523,048	10,522,900	—	10,483,488	39,412

		At March 31, 2023
		Carrying amount	Fair value
	Notes		Total	Level 1	Level 2	Level 3

	(In millions)
Financial assets:
Investment securities:
Debt instruments at amortized cost	a	¥235,567	¥235,541	¥165,208	¥70,333	¥—
Loans and advances	b	111,891,134	114,154,110	—	237,232	113,916,878
Other financial assets	b	5,360,634	5,357,987	—	5,307,316	50,671

Financial liabilities:
Deposits:
Non-interest-bearing deposits, demand deposits and deposits at notice	c	¥123,181,105	¥123,009,507	¥—	¥123,009,507	¥—
Other deposits	c	49,746,705	49,607,234	—	49,481,149	126,085
Borrowings	c	14,954,804	14,876,449	—	14,868,020	8,429
Debt securities in issue	c	11,984,994	11,828,910	—	11,726,142	102,768
Other financial liabilities	c	8,522,212	8,522,110	—	8,387,339	134,771

Notes:

a.	The fair values of debt instruments at amortized cost are determined using quoted prices in active markets or observable inputs other than quoted prices in active markets.
b.	(i)	The carrying amounts of loans with no specified repayment dates represent a reasonable estimate of fair value, considering the nature of these financial instruments.
	(ii)	Short-term financial assets: The carrying amounts represent a reasonable estimate of fair value.
	(iii)	Long-term financial assets: Except for impaired loans and advances, the fair values are mostly determined using discounted cash flow models taking into account certain factors including counterparties’ credit ratings, pledged collateral, and market interest rates. The fair values of impaired loans and advances are generally determined by discounting the estimated future cash flows over the time period they are expected to be recovered, and may be based on the appraisal value of underlying collateral as appropriate.
c.	Note that some of the financial liabilities in this category include embedded derivatives, which are separately accounted for, but presented together with the host contract.
	(i)	The carrying amounts of demand deposits and deposits without maturity represent a reasonable estimate of fair value, considering the nature of these financial instruments.
	(ii)	Short-term financial liabilities: The carrying amounts represent a reasonable estimate of fair value.

F-10
4

(iii)	Long-term financial liabilities: The fair values are, in principle, based on the present values of future cash flows calculated using the funding costs for the remaining maturities. The fair values of debt securities in issue are based on a price quoted by a third party, such as a pricing service or broker, or the present values of future cash flows calculated using the rate derived from yields of bonds issued by SMFG, SMBC and other subsidiaries and publicly offered subordinated bonds published by securities firms.
(iv)	The carrying amounts and fair values of lease liabilities are not included in these tables.

45	OFFSETTING OF FINANCIAL ASSETS AND LIABILITIES
The following tables present the information about the impact of offsetting of financial assets and liabilities in the consolidated statements of financial position in accordance with the criteria described in Note 2 “Summary of Material Accounting Policies,” as well as the impact of netting of financial instruments that are subject to enforceable master netting arrangements or similar agreements but do not qualify for the offsetting criteria at March 31, 2024 and 2023.

	At March 31, 2024
	Gross amounts of recognized financial assets and liabilities	Gross amounts offset in statements of financial position (1)	Net amounts presented in statements of financial position	Related amounts not offset in statements of financial position (2)
				Financial instruments (3)	Cash collateral	Net amounts

	(In millions)
Financial assets (4) :
Reverse repurchase agreements and cash collateral on securities borrowed	¥16,726,533	¥(2,577,866)	¥14,148,667	¥(13,970,983)	¥—	¥177,684
Derivative financial instruments	11,678,233	(1,768,961)	9,909,272	(6,554,366)	(1,106,259)	2,248,647

Total	¥28,404,766	¥(4,346,827)	¥24,057,939	¥(20,525,349)	¥(1,106,259)	¥2,426,331

Financial liabilities (4) :
Repurchase agreements and cash collateral on securities lent	¥22,744,824	¥(2,577,866)	¥20,166,958	¥(20,157,260)	¥—	¥9,698
Derivative financial instruments	13,646,724	(1,769,251)	11,877,473	(6,486,575)	(1,311,304)	4,079,594

Total	¥36,391,548	¥(4,347,117)	¥32,044,431	¥(26,643,835)	¥(1,311,304)	¥4,089,292

	At March 31, 2023
	Gross amounts of recognized financial assets and liabilities	Gross amounts offset in statements of financial position (1)	Net amounts presented in statements of financial position	Related amounts not offset in statements of financial position (2)
				Financial instruments (3)	Cash collateral	Net amounts

	(In millions)
Financial assets (4) :
Reverse repurchase agreements and cash collateral on securities borrowed	¥12,635,719	¥(1,611,635)	¥11,024,084	¥(10,845,394)	¥—	¥178,690
Derivative financial instruments	9,862,036	(1,212,089)	8,649,947	(5,741,157)	(969,175)	1,939,615

Total	¥22,497,755	¥(2,823,724)	¥19,674,031	¥(16,586,551)	¥(969,175)	¥2,118,305

Financial liabilities (4) :
Repurchase agreements and cash collateral on securities lent	¥19,397,661	¥(1,611,635)	¥17,786,026	¥(17,773,852)	¥—	¥12,174
Derivative financial instruments	11,666,371	(1,169,516)	10,496,855	(5,709,875)	(1,122,754)	3,664,226

Total	¥31,064,032	¥(2,781,151)	¥28,282,881	¥(23,483,727)	¥(1,122,754)	¥3,676,400

F-10
5

(1)	Amounts offset for derivative financial instruments include cash collateral.
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
The Group classifies risks into the following categories: credit risk, market risk, liquidity risk, operational risk, conduct risk, reputational risk, model risk and environmental and social risk. This note presents information about the Group’s exposure to credit risk, market risk, and liquidity risk, and its policies and processes for measuring and managing these risks.
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

F-10
6

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

At SMBC, the Credit & Investment Planning Department within the Risk Management Unit is responsible for the comprehensive management of credit risk. This department drafts and administers credit policies, the internal rating system, credit authority guidelines and credit application guidelines, and manages NPLs, including impaired loans, and performs other aspects of credit portfolio management. The department also cooperates with the Corporate Risk Management Department and the Risk Management Information Department in quantifying credit risk (risk capital and risk-weighted assets) and controls SMBC’s entire credit risk. Further, the Credit & Investment Planning Department aims to stabilize the credit portfolio and manage the risk through credit derivatives, loan asset sales and other instruments.

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

The tables below show the corporate obligor grading system of SMBC.

Obligor Grade	Definition	Borrower Category
Domestic (C&I), etc.
J1	Very high certainty of debt repayment	Normal Borrowers
J2	High certainty of debt repayment
J3	Satisfactory certainty of debt repayment
J4	Debt repayment is likely but this could change in cases of significant changes in economic trends or business environment depending on the situation
J5	No problem with debt repayment over the short term, but not satisfactory over the mid to long term and the situation could change in cases of any changes in economic trends or business environment
J6	Currently no problem with debt repayment, but it is highly likely that this could change in cases of significant changes in economic trends or business environment
J7	Close monitoring is required due to problems in meeting loan terms and conditions, sluggish/unstable business, or financial problems	Borrowers Requiring Caution
J7R	Obligors with loans that are more than three months past due or with restructured loans within the “Borrowers Requiring Caution” category	Substandard Borrowers
J8	Currently not bankrupt, but experiencing business difficulties, making insufficient progress in restructuring, and highly likely to go bankrupt	Potentially Bankrupt Borrowers
J9	Though not yet legally or formally bankrupt, has serious business difficulties and rehabilitation is unlikely; thus, effectively bankrupt	Virtually Bankrupt Borrowers
J10	Legally or formally bankrupt	Bankrupt Borrowers

Obligor Grade	Definition	Borrower Category
Overseas (C&I), etc.
G1	Very high certainty or high certainty of debt repayment	Normal Borrowers
G2	Satisfactory certainty of debt repayment
G3	Debt repayment is likely but this could change in cases of significant changes in economic trends or business environment depending on the situation
G4	Debt repayment is likely but this could change in cases of significant changes in economic trends or business environment
G5	No problem with debt repayment over the short term, but not satisfactory over the mid to long term and the situation could change in cases of any changes in economic trends or business environment
G6	Currently no problem with debt repayment, but it is highly likely that this could change in cases of significant changes in economic trends or business environment
G7	Close monitoring is required due to problems in meeting loan terms and conditions, sluggish/unstable business, or financial problems	Borrowers Requiring Caution

Obligor Grade	Definition	Borrower Category
Overseas (C&I), etc.
G7R	Obligors with loans that are more than three months past due or with restructured loans within the “Borrowers Requiring Caution” category	Substandard Borrowers
G8	Currently not bankrupt, but experiencing business difficulties, making insufficient progress in restructuring, and highly likely to go bankrupt	Potentially Bankrupt Borrowers
G9	Though not yet legally or formally bankrupt, has serious business difficulties and rehabilitation is unlikely; thus, effectively bankrupt	Virtually Bankrupt Borrowers
G10	Legally or formally bankrupt	Bankrupt Borrowers
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
Maximum exposure to credit risk before collateral held or other credit enhancements
The following table shows the maximum exposure to credit risk before taking into account any collateral held or other credit enhancements at March 31, 2024 and 2023.

	At March 31,
	2024	2023

	(In millions)

Credit risk exposures relating to assets on the consolidated statements of financial position:
Deposits with banks	¥77,962,347	¥75,113,703
Call loans and bills bought	5,336,280	5,684,812
Reverse repurchase agreements and cash collateral on securities borrowed	14,148,667	11,024,084
Trading assets	5,674,162	4,229,845
Derivative financial instruments	9,909,272	8,649,947
Financial assets at fair value through profit or loss	2,293,049	1,392,889

F-11
2

	At March 31,
	2024	2023

	(In millions)
Investment securities:
Debt instruments at amortized cost	316,392	235,567
Debt instruments at FVOCI	24,016,184	22,811,423
Loans and advances	121,716,465	111,891,134
Other financial assets	7,509,528	5,360,634
Credit risk exposures relating to off-balance sheet items (1) :
Loan commitments	88,926,181	79,068,816
Financial guarantees and other credit-related contingent liabilities	14,869,558	13,693,772

Total	¥372,678,085	¥339,156,626

(1)	The off-balance sheet items represent the nominal amounts of undrawn loan commitments, financial guarantees and other credit-related contingent liabilities.
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
The following table shows the financial effect of collateral and other credit enhancements on impaired loans and advances at March 31, 2024 and 2023. The maximum collateral amounts included in the disclosure are limited to the carrying value of loans and advances where the credit exposure is over-collateralized.

	At March 31,
	2024	2023

	(In millions)
Impaired loans and advances	¥1,338,444	¥1,170,662
Financial effect of collateral and other credit enhancements	457,358	387,980

F-11
3

Concentration of risks of loans and advances with credit risk exposure
An analysis of concentrations of credit risk from loans and advances by geographical sector and industry sector at March 31, 2024 and 2023 is shown below. The concentration by geographical sector is measured based on the domicile of the borrower.
Geographical sector

	At March 31,
	2024	2023

	(In millions)
Domestic	¥71,162,406	¥67,690,579
Foreign:
Americas	20,773,650	18,168,277
Europe	10,243,368	9,070,221
Asia	14,184,836	13,185,870
Others	6,821,860	5,028,880

Total foreign	52,023,714	45,453,248

Gross loans and advances	123,186,120	113,143,827
Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net	(490,655)	(388,579)
Less: Allowance for loan losses	(979,000)	(864,114)

Carrying amount	¥121,716,465	¥111,891,134

Industry sector

	At March 31,
	2024	2023

	(In millions)

Domestic:
Manufacturing	¥11,280,268	¥10,654,680
Agriculture, forestry, fisheries and mining	243,528	379,701
Construction	1,107,013	949,426
Transportation, communications and public enterprises	6,320,575	6,464,350
Wholesale and retail	6,222,405	6,143,314
Finance and insurance	3,877,554	3,901,580
Real estate and goods rental and leasing	16,921,046	15,604,512
Services	5,449,640	4,896,764
Municipalities	573,667	687,606
Lease financing	48,492	12,712
Consumer (1)	16,426,993	15,886,487
Others	2,691,225	2,109,447

Total domestic	71,162,406	67,690,579

F-11
4

	At March 31,
	2024	2023

	(In millions)
Foreign:
Public sector	¥598,598	¥291,238
Financial institutions	10,874,863	9,283,249
Commerce and industry	33,669,222	30,369,262
Lease financing	276,063	295,199
Others	6,604,968	5,214,300

Total foreign	52,023,714	45,453,248

Gross loans and advances	123,186,120	113,143,827
Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net	(490,655)	(388,579)
Less: Allowance for loan losses	(979,000)	(864,114)

Carrying amount	¥121,716,465	¥111,891,134

(1)	The balance in Consumer mainly consists of housing loans. The housing loan balances amounted to ¥11,008,530 million and ¥10,784,572 million at March 31, 2024 and 2023, respectively.
The following tables show a disaggregation of the structured finance loans and advances balances, where the repayment source is limited to the cash flows generated by a particular business or asset, and the balances of secured or unsecured consumer loans at March 31, 2024 and 2023. These loans and advances are included in the preceding tables.
Structured finance:

	At March 31,
	2024	2023

	(In millions)
Real estate finance	¥5,647,338	¥4,581,928
Project finance	7,119,699	6,283,946
Other structured finance	548,828	509,334

Total structured finance	¥13,315,865	¥11,375,208

Consumer:

	At March 31,
	2024	2023

	(In millions)
Secured loans (1)	¥11,564,294	¥11,386,978
Unsecured loans	4,862,699	4,499,509

Total consumer	¥16,426,993	¥15,886,487

(1)	The secured loans and advances mainly represent housing loans. The housing loan balances amounted to ¥11,008,530 million and ¥10,784,572 million at March 31, 2024 and 2023, respectively.
Credit quality analysis
The following tables set forth information about the gross carrying amount of financial assets and the exposure to credit risk on loan commitments and financial guarantee contracts by stage allocation and internal rating grades of SMBC. Refer to Note 2 “Summary of Material Accounting Policies” for information on stage allocation. Also refer to Note 46 “Financial Risk Management” for information on obligor grading system of SMBC.

F-11
5

	At March 31, 2024
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Total

	(In millions)

Loans and advances at amortized cost:
Normal
J1-6	¥49,962,330	¥194,336	¥—	¥50,156,666
G1-6	40,835,338	1,282,060	—	42,117,398
Japanese government and local municipal corporations	3,411,548	—	—	3,411,548
Other (1)	24,196,329	74,759	—	24,271,088
Requiring caution
J7	—	1,013,748	—	1,013,748
G7	—	683,422	—	683,422
Other (1)	—	193,806	—	193,806
Impaired (2)	—	—	1,338,444	1,338,444

Gross loans and advances	118,405,545	3,442,131	1,338,444	123,186,120
Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net				(490,655)
Less: Allowance for loan losses	(196,325)	(257,542)	(525,133)	(979,000)

Carrying amount				¥121,716,465

(1)	The balance of “Other” includes housing loans, which amounted to ¥10,931,412 million and ¥16,295 million for the borrower category of Normal and Requiring Caution, respectively.
(2)	“Impaired” refers to loans and advances to borrowers with obligor grades not higher than 7R.

	At March 31, 2023
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Total

	(In millions)
Loans and advances at amortized cost:
Normal
J1-6	¥47,453,523	¥289,316	¥—	¥47,742,839
G1-6	34,975,850	1,177,231	—	36,153,081
Japanese government and local municipal corporations	2,981,570	—	—	2,981,570
Other (1)	22,843,553	291,913	—	23,135,466
Requiring caution
J7	—	838,655	—	838,655
G7	—	842,888	—	842,888
Other (1)	—	278,666	—	278,666
Impaired (2)	—	—	1,170,662	1,170,662

Gross loans and advances	108,254,496	3,718,669	1,170,662	113,143,827
Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net				(388,579)
Less: Allowance for loan losses	(187,455)	(240,494)	(436,165)	(864,114)

Carrying amount				¥111,891,134

F-11
6

(1)	The balance of “Other” includes housing loans, which amounted to ¥10,697,842 million and ¥16,624 million for the borrower category of Normal and Requiring Caution, respectively.
(2)	“Impaired” refers to loans and advances to borrowers with obligor grades not higher than 7R.
Modified loans and advances that were subject to lifetime ECL measurement amounted to ¥92,412 million and ¥43,604 million for the fiscal years ended March 31, 2024 and 2023, respectively. The net modification gain or loss is not material.

	At March 31, 2024
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Total

	(In millions)
Loan commitments and financial guarantees (1) :
Gross carrying amount	¥48,772,715	¥852,452	¥63,287	¥49,688,454
Allowance for off-balance sheet items	33,480	43,751	6,300	83,531

	At March 31, 2023
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Total

	(In millions)
Loan commitments and financial guarantees (1) :
Gross carrying amount	¥43,212,638	¥1,009,650	¥68,585	¥44,290,873
Allowance for off-balance sheet items	48,584	36,163	15,241	99,988

(1)	Loan commitments are the undrawn components of loan commitments on which ECL can be separately identified from those on the drawn components.
Movements in ECL allowance
The following tables show reconciliations from the opening balance to the closing balance of the ECL allowance by class of financial instrument.

	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Total

	(In millions)
Loans and advances at amortized cost (1) :
Balance at April 1, 2022	¥162,919	¥247,020	¥583,115	¥993,054
Transfer to 12-month ECL	2,300	(2,037)	(263)	—
Transfer to lifetime ECL not credit-impaired	(3,495)	6,485	(2,990)	—
Transfer to lifetime ECL credit-impaired	(9,959)	(14,605)	24,564	—

Net transfers between stages	(11,154)	(10,157)	21,311	—
Provision (credit) for loan losses	29,264	(5,591)	114,503	138,176
Charge-offs	—	—	310,284	310,284
Recoveries	—	—	16,948	16,948

Net charge-offs	—	—	293,336	293,336
Others (2)	6,426	9,222	10,572	26,220

Balance at March 31, 2023	187,455	240,494	436,165	864,114

Transfer to 12-month ECL	5,914	(5,403)	(511)	—
Transfer to lifetime ECL not credit-impaired	(7,662)	9,906	(2,244)	—
Transfer to lifetime ECL credit-impaired	(3,031)	(13,786)	16,817	—

Net transfers between stages	(4,779)	(9,283)	14,062	—

F-1
17

	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Total

	(In millions)

Provision for loan losses	2,428	15,774	204,692	222,894
Of which refinement of the ECL models (3)	(18,941)	(22,043)	—	(40,984)

Charge-offs	—	—	184,608	184,608
Recoveries	—	—	16,904	16,904

Net charge-offs	—	—	167,704	167,704
Others (2)	11,221	10,557	37,918	59,696

Balance at March 31, 2024	¥196,325	¥257,542	¥525,133	¥979,000

(1)
“Loans and advances at amortized cost” includes allowance for undrawn components of loan commitments issued to retail customers which cannot be separately identified from that for the drawn components.

(2)	Others mainly include foreign exchange translations.
(3)
The refinement of the ECL models is primarily the subdivision of the foreign region (Global) into three (US, European, and Asia-Pacific region) and the addition of key drivers for credit risks and losses such as short-term interest rate of Japan. This refinement constitutes a continued improvement towards more responsive models and is intended to better reflect the diversified growth trend of the portfolio in each foreign region and the effect of the lifting of the negative interest rate policy by the Bank of Japan.

For the fiscal year ended March 31, 2024, the ECL allowance increased by ¥114,886 million from ¥864,114 million at March 31, 2023 to ¥979,000 million at March 31, 2024.
The increase was primarily due to an increase in the allowance for lifetime ECL credit-impaired, which increased by ¥88,968 million for the fiscal year ended March 31, 2024. This was primarily due to an increase in the provision for loan losses related to some large corporate borrowers and the translation impact of the depreciation of the yen.
For additional information, refer to Note 3 “Critical Accounting Estimates and Judgments.”

	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Total

	(In millions)

Loan commitments and financial guarantees (1) :
Balance at April 1, 2022	¥34,473	¥41,756	¥12,034	¥88,263
Net transfers between stages	90	(1,054)	964	—
Provision (credit) for off-balance sheet items	12,584	(4,539)	2,243	10,288
Others	1,437	—	—	1,437

Balance at March 31, 2023	48,584	36,163	15,241	99,988

Net transfers between stages	(1,107)	2,182	(1,075)	—
Provision (credit) for off-balance sheet items	(15,338)	5,406	(7,866)	(17,798)
Others	1,341	—	—	1,341

Balance at March 31, 2024	¥33,480	¥43,751	¥6,300	¥83,531

(1)	ECL allowance for loan commitments is that for the undrawn components of loan commitments, which can be separately identified from that for the drawn components.
Trading assets, financial assets at fair value through profit or loss and investment securities
The following tables show an analysis of trading assets, financial assets at fair value through profit or loss and debt instruments at amortized cost and at fair value through other comprehensive income based on the external rating system at March 31, 2024 and 2023, excluding instruments with equity features. Collateral is generally not obtained directly from the issuers.

F-1
18

	At March 31, 2024
	Trading assets (1)	Financial assets at fair value through profit or loss (1)	Debt instruments at amortized cost (1)(2)	Debt instruments at fair value through other comprehensive income (1)(2)

	(In millions)
AAA	¥71,032	¥—	¥—	¥2,207,908
AA- to AA+	4,755,302	33,391	236,798	20,435,445
A- to A+	360,440	10,517	—	913,176
Lower than A-	332,322	51,449	77,884	1,057,963
Unrated	73,073	17,054	1,710	228,214

Total	¥5,592,169	¥112,411	¥316,392	¥24,842,706

	At March 31, 2023
	Trading assets (1)	Financial assets at fair value through profit or loss (1)	Debt instruments at amortized cost (1)(2)	Debt instruments at fair value through other comprehensive income (1)(2)

	(In millions)
AAA	¥644,180	¥6,000	¥—	¥10,034,033
AA- to AA+	3,147,681	31,296	165,593	11,992,005
A- to A+	223,843	14,669	—	399,783
Lower than A-	126,281	85,739	68,995	984,062
Unrated	13,343	600	979	173,750

Total	¥4,155,328	¥138,304	¥235,567	¥23,583,633

(1)
The amounts represent fair value for trading assets and financial assets at fair value through profit or loss, whereas they represent the gross carrying amount for debt instruments at amortized cost and at fair value through other comprehensive income.

(2)	There were no debt instruments at amortized cost or debt instruments at fair value through other comprehensive income subject to lifetime ECL at March 31, 2024 and 2023.
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

F-1
19

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
Framework for market and liquidity risk management
The board of directors authorizes important matters related to the management of market and liquidity risks, such as the basic policies and risk appetite, which are decided by the Management Committee. The Corporate Risk Management Department and the Risk Management Information Department, which are independent from the business units that directly handle market transactions, manage market and liquidity risks in an integrated manner. The Corporate Risk Management Department and the Risk Management Information Department not only monitor the current risk situations but also report regularly to the Management Committee and the board of directors.
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

F-12
0

Market risk management methods
The Group manages market risk capital derived from trading activities and non-trading
activities, including equity holding investments and other transactions in the Risk Appetite Framework by taking into account SMFG’s shareholders’ equity and other principal indicators of the financial position. The Group also establishes an upper limit on VaR and losses as Risk Appetite Measures.
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

•	the historical simulation method;

•	a one-sided confidence interval of 99.0%;

•	a one-day holding period (a one-year holding period for the equity holding investment portfolio); and

•	an observation period of four years (ten years for the equity holding investment portfolio).
This method is reviewed periodically and refined, if necessary.
The relationship between the VaR calculated by the model and the hypothetical profit and loss data is back-tested periodically. There were no significant excess losses in the back-testing results including the trading accounts. The back-testing results are reviewed by management, which also monitors the ongoing suitability of the VaR model.
The following tables show the Group’s VaR by risk category and these figures are prepared based on the internal reporting provided to management. The Group’s material market risk exposure categories consist of interest rate risk, foreign exchange risk, equities and commodities risk and others. The section headed “VaR for Trading Activity” shows VaR for instruments entered into for trading purposes and the VaR model for the trading book includes principal consolidated subsidiaries. The section headed “VaR for
Non-Trading
Activity” shows VaR for instruments entered into for purposes other than trading purposes. “Equity Holding Investment” in the “VaR for
Non-Trading
Activity” section is a portfolio that consists principally of publicly traded Japanese equities. This portfolio, like that of other financial institutions in Japan, has historically included shares of the Group’s customers.

F-12
1

(a)	VaR for Trading Activity

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total (1)

	(In billions)
For the fiscal year ended March 31, 2024:
SMBC Consolidated
Maximum	¥39.6	¥33.5	¥2.8	¥14.1	¥21.5
Minimum	5.1	2.6	0.1	5.1	10.9
Daily average	10.4	7.8	1.3	9.5	15.3
At March 31, 2024	5.6	4.0	0.1	13.3	17.5
SMFG Consolidated
Maximum	¥49.6	¥34.9	¥12.8	¥14.1	¥46.4
Minimum	15.7	3.8	5.2	5.1	27.2
Daily average	22.5	9.0	7.4	9.5	34.4
At March 31, 2024	19.5	5.2	8.1	13.3	40.0

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total (1)

	(In billions)
For the fiscal year ended March 31, 2023:
SMBC Consolidated
Maximum	¥75.3	¥73.7	¥1.7	¥9.5	¥15.3
Minimum	12.8	11.9	0.2	4.8	10.5
Daily average	54.3	49.4	0.7	7.0	12.6
At March 31, 2023	27.9	22.6	0.2	5.7	11.6
SMFG Consolidated
Maximum	¥84.4	¥75.1	¥7.6	¥9.5	¥31.8
Minimum	21.7	13.2	4.3	4.8	25.2
Daily average	63.5	50.8	6.1	7.0	28.4
At March 31, 2023	37.6	23.9	5.5	5.7	27.7

(1)
Total for “Maximum,” “Minimum,” and “Daily average” represents the maximum, minimum and daily average of the total of the trading book. For certain subsidiaries, the Group employs the standardized method and/or the historical simulation method for the VaR calculation method.

(b)	VaR for Non-Trading Activity

(i)	Banking

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total (1)

	(In billions)
For the fiscal year ended March 31, 2024:
SMBC Consolidated
Maximum	¥91.4	¥0.5	¥32.6	¥0.0	¥98.1
Minimum	60.7	0.0	4.0	0.0	64.1
Daily average	75.8	0.0	21.3	0.0	84.6
At March 31, 2024	78.0	0.0	31.8	0.0	93.5
SMFG Consolidated
Maximum	¥92.8	¥0.5	¥32.6	¥0.0	¥99.5
Minimum	62.1	0.0	4.0	0.0	65.5
Daily average	77.1	0.0	21.3	0.0	85.9
At March 31, 2024	79.6	0.0	31.8	0.0	95.1

F-12
2

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total (1)

	(In billions)
For the fiscal year ended March 31, 2023:
SMBC Consolidated
Maximum	¥67.3	¥0.7	¥18.3	¥0.0	¥73.4
Minimum	40.1	0.0	3.3	0.0	43.6
Daily average	53.6	0.2	8.6	0.0	57.1
At March 31, 2023	63.3	0.0	11.3	0.0	68.0
SMFG Consolidated
Maximum	¥68.0	¥0.7	¥18.3	¥0.0	¥74.0
Minimum	41.2	0.0	3.3	0.0	44.7
Daily average	54.5	0.2	8.6	0.0	58.0
At March 31, 2023	64.7	0.0	11.3	0.0	69.4

(1)	Total for “Maximum,” “Minimum,” and “Daily average” represents the maximum, minimum and daily average of the total of the banking book.

(ii)	Equity Holding Investment

Equities risk
(In billions)
For the fiscal year ended March 31, 2024:
SMBC Consolidated
Maximum	¥1,263.3
Minimum	970.9
Daily average	1,135.0
At March 31, 2024	1,252.7
SMFG Consolidated
Maximum	¥1,582.6
Minimum	1,189.3
Daily average	1,401.0
At March 31, 2024	1,567.2

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

F-12
3

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
Based on the new standards for interest rate risk in the banking book issued by the Basel Committee on Banking Supervision (“BCBS”) in April 2016, the FSA revised the related regulatory guidelines pertaining to monitoring of interest rate risks in the banking book in December 2017. The revised disclosure requirements with respect to the changes in economic value of equity (“ΔEVE”) in the banking book as a result of interest rate shocks have been applied from March 31, 2018. ΔEVE is defined as a decline in economic value as a result of an interest rate shock. It is calculated by multiplying the interest rate sensitivity (excluding credit spread) and interest rate change. The FSA implements a “materiality test” to identify banks taking excessive interest rate risks. Under the materiality test, the FSA monitors the ratio of ΔEVE to Tier 1 capital based on a set of prescribed interest rate shock scenarios. The threshold applied by the FSA is 15% and the ratios for SMBC on a consolidated basis at March 31, 2024 and 2023 were 2.5% and 2.9%, respectively and those for SMFG on a consolidated basis at March 31, 2024 and 2023 were 2.2% and 2.5%, respectively.

(b)	Foreign exchange risk
The principal Group companies set risk limits for each currency to manage the concentration of the foreign currency position. The foreign exchange risk is immaterial as shown above in VaR by risk category.

(c)	Equity holding investment risk
The Group establishes limits on allowable risk for equity holding investments and monitors the observance of those limits to keep stock price fluctuation risk within acceptable parameters. The Group has been reducing its equity holding investments, and the balance is within a permitted level, which is less than 100% of the Group’s Tier 1 Capital.

F-12
4

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
As a framework to complement the Risk Appetite Measures, upper limits are set in place on both a Group company basis and individual branch bases with regard to funding gaps, which are defined as a maturity mismatch between the source of funds and use of funds.
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
Maturity analysis of financial liabilities at March 31, 2024 and 2023
The following tables show a maturity analysis of the contractual undiscounted cash flows for financial liabilities at March 31, 2024 and 2023. The amount of interest on debt instruments is not included in the maturity tables below due to its insignificance.

	At March 31, 2024
	On demand	Not later than three months	Later than three months and not later than one year	Later than one year and not later than three years	Later than three years and not later than five years	Later than five years	Total
	(In millions)

Non-derivative financial instruments:
Deposits	¥124,948,217	¥38,316,007	¥14,347,019	¥2,665,810	¥710,143	¥1,120,429	¥182,107,625
Call money and bills sold	12,753	3,116,809	5,899	2,588	—	—	3,138,049
Repurchase agreements and cash collateral on securities lent	268,070	19,488,046	410,842	—	—	—	20,166,958
Trading liabilities	4,924,490	—	—	—	—	—	4,924,490
Financial liabilities designated at fair value through profit or loss	—	4,223	17,928	89,206	60,952	349,978	522,287
Borrowings	135,527	1,527,324	4,562,586	4,210,119	3,084,857	2,186,734	15,707,147
Debt securities in issue	—	3,598,452	1,275,564	3,735,948	2,310,650	3,788,930	14,709,544
Lease payable	—	20,099	64,456	117,446	78,843	177,791	458,635
Other financial liabilities	3,033,285	7,479,845	4,500	—	—	5,418	10,523,048

	At March 31, 202 4
	On demand	Not later than three months	Later than three months and not later than one year	Later than one year and not later than three years	Later than three years and not later than five years	Later than five years	Total
	(In millions)
Off balance sheet items:
Loan commitments	88,926,181	—	—	—	—	—	88,926,181
Financial guarantees and other credit-related contingent liabilities	14,869,558	—	—	—	—	—	14,869,558

Total non-derivative financial instruments	¥237,118,081	¥73,550,805	¥20,688,794	¥10,821,117	¥6,245,445	¥7,629,280	¥356,053,522

Derivative financial instruments	¥11,207,740	¥550	¥22,452	¥162,517	¥115,602	¥368,612	¥11,877,473

	At March 31, 2023
	On demand	Not later than three months	Later than three months and not later than one year	Later than one year and not later than three years	Later than three years and not later than five years	Later than five years	Total
	(In millions)
Non-derivative financial instruments:
Deposits	¥116,227,911	¥38,303,894	¥14,106,445	¥2,733,806	¥676,254	¥892,141	¥172,940,451
Call money and bills sold	16,663	2,518,257	31,805	2,331	—	—	2,569,056
Repurchase agreements and cash collateral on securities lent	90,371	17,492,532	134,994	67,350	779	—	17,786,026
Trading liabilities	3,291,089	—	—	—	—	—	3,291,089
Financial liabilities designated at fair value through profit or loss	—	28,772	51,658	73,688	83,030	228,642	465,790
Borrowings	231,603	907,174	1,827,402	7,606,743	2,535,474	1,862,586	14,970,982
Debt securities in issue	—	2,338,572	1,321,930	2,992,801	2,659,646	3,252,632	12,565,581
Lease payable	—	17,860	59,069	107,121	76,395	183,993	444,438
Other financial liabilities	3,221,035	5,199,330	97,469	—	—	4,378	8,522,212
Off balance sheet items:
Loan commitments	79,068,816	—	—	—	—	—	79,068,816
Financial guarantees and other credit-related contingent liabilities	13,693,772	—	—	—	—	—	13,693,772

Total non-derivative financial instruments	¥215,841,260	¥66,806,391	¥17,630,772	¥13,583,840	¥6,031,578	¥6,424,372	¥326,318,213

Derivative financial instruments	¥9,909,806	¥—	¥8,216	¥101,245	¥147,303	¥330,285	¥10,496,855

Notes:
1.
Embedded derivatives which are separately accounted for, but presented together with the host contract in the consolidated statements of financial position are not included in the tables above as they relate to the interest cash flows of the host contract, which are also not included in the tables above.

2.	Derivative financial instruments are recorded at fair value. Except for items designated as hedging instruments for fair value hedge, they are included in the column “On demand.”

F-12
6

Balance of loans and advances, and deposits at March 31, 2024 and 2023
The following table presents the balance of loans and advances, and deposits at March 31, 2024 and 2023. The balance of deposits at March 31, 2024 and 2023 exceeded the balance of loans and advances at the same time due to the stable deposit base in Japan.

	At March 31,
	2024	2023
	(In millions)
Loans and advances	¥121,716,465	¥111,891,134
Deposits	182,097,319	172,927,810
The following table presents a breakdown of deposits by domestic and foreign offices. Domestic inter-bank money is classified as “Call money and bills sold” and not included in “Deposits” in the consolidated statements of financial position. Domestic deposits are mainly composed of corporate and individual customer deposits.

	At March 31,
	2024	2023
	(In millions)
Domestic offices:
Non-interest-bearing demand deposits	¥34,511,806	¥30,778,301
Interest-bearing demand deposits	74,426,922	70,401,409
Deposits at notice	690,015	828,110
Time deposits	16,551,537	17,245,011
Negotiable certificates of deposit	3,583,425	4,470,206
Others	8,500,540	9,058,983

Total domestic offices	138,264,245	132,782,020

Foreign offices:
Non-interest-bearing demand deposits	3,027,357	2,771,762
Interest-bearing demand deposits	5,811,763	4,783,003
Deposits at notice	12,443,021	13,618,520
Time deposits	11,332,102	10,278,686
Negotiable certificates of deposit	11,088,851	8,555,350
Others	129,980	138,469

Total foreign offices	43,833,074	40,145,790

Total deposits	¥182,097,319	¥172,927,810

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

F-1
27

supervisory bodies of other countries because they have been designed by the FSA to suit the Japanese banking environment. The Group’s banking subsidiaries outside of Japan are also subject to the local capital ratio requirements.
In December 2010, the BCBS published the new Basel III rules text to implement the Basel III framework, which sets out higher and better-quality capital, better risk coverage, the introduction of a leverage ratio as a backstop to the risk-based requirement, measures to promote the build-up
of capital that can be drawn down in periods of stress, and the introduction of two global liquidity standards. The main measures of the minimum capital requirements in the Basel III framework began in January 2013 and have been fully applied from January 2019. The minimum common equity requirement, the minimum Tier 1 capital requirement and the total minimum capital requirement have been 4.5%, 6% and 8%, respectively since January 2015. Moreover, banks have been required to hold a capital conservation buffer of 2.5% to withstand future periods of stress since January 2019. As a result, taking the capital conservation buffer into account, the minimum common equity requirement, the minimum Tier 1 capital requirement and the total minimum capital requirement have been 7%, 8.5% and 10.5%, respectively since January 2019. Furthermore, a countercyclical buffer within a range of 0% to 2.5% of common equity or other fully loss-absorbing capital has been implemented according to national circumstances and the Group is
required to hold a countercyclical buffer of 0.15% at March 31, 2024.
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
The FSA capital adequacy guidelines permit Japanese banks to choose from the standardized approach, the foundation internal ratings-based (“IRB”) approach and the advanced IRB approach for credit risk. Banks are permitted to calculate the Internal Loss Multiplier (“ILM”) using internal loss data for operational risk, provided that specific conditions are met. To be eligible to adopt the foundation IRB approach or the advanced IRB approach for credit risk, and to calculate the ILM with internal loss data for operational risk, a Japanese bank must establish advanced risk management systems and receive prior approval from the FSA.
Adopting these approved approaches, the Group has complied with all externally imposed capital requirements throughout the period.

F-1
28

Failure of a Japanese bank, bank holding company or other financial institution to maintain the required risk-weighted capital ratios, may result in administrative actions or sanctions imposed by the FSA.
Regulatory capital
The table below presents the Group’s total capital ratio, total capital and risk-weighted assets under Japanese GAAP at March 31, 2024 and 2023 based on the Basel III rules.

	At March 31,
	2024	2023
	(In billions, except percentages)
SMFG Consolidated:
Total risk-weighted capital ratio	15.29%	15.98%
Tier 1 risk-weighted capital ratio	14.33%	14.94%
Common Equity Tier 1 risk-weighted capital ratio	12.91%	14.02%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥14,197.9	¥12,350.8
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	13,311.6	11,548.9
Common Equity Tier 1 capital	11,992.6	10,839.0
Risk-weighted assets	92,848.6	77,285.0
The amount of minimum total capital requirements (1)	7,427.9	6,182.8

(1)	The amount of minimum total capital requirements is calculated by multiplying risk-weighted assets by 8%.

47	INTEREST RATE BENCHMARK REFORM
The Group put in place a Group-wide interbank offered rate (“IBOR”) transition project team in May 2019 involving all the Group’s business lines and functions. This project team’s objective was to provide smooth and efficient global coordination for the transition from IBORs to alternative reference rates, expected to take place by the end of 2021 or mid-2023.
The project team formed working groups and work streams based on each region’s background for the IBOR transition project. The working groups and work streams executed the plans based on each region’s background for the IBOR transition project, while taking into consideration the common objective and achievement globally. As of March 31, 2022, necessary system developments and most of the transition from the London Interbank Offered Rate (“LIBOR”) settings ceasing at the end of 2021 to alternative reference rates, which were included in the project team’s primary tasks, were completed. The planning departments of each business line took over the role from the project teams and continued to engage with customers during the fiscal year ended March 31, 2023. As of March 31, 2023, the Group had completed all of the transition from the LIBOR settings ceasing at the end of 2021 to alternative reference rates.
Interest rate benchmark reform exposes the Group to various risks. The key risks identified include conduct risk, litigation risk, operational risk, market risk and accounting risk. Although those risks have not materialized at March 31, 2024, the progress continues to be monitored and particular attention continues to be paid to the remaining contracts referencing synthetic USD LIBOR which will cease to be published on September 30, 2024.
As of March 31, 2024, as a result of efforts, including negotiation of contracts with customers and taking part in large scale transition events at Central Counterparty Clearing Houses such as London Clearing House, the Group had transitioned most of its financial instruments referencing the USD LIBOR settings which ceased as of June 30, 2023. The remaining contracts subject to remediation mainly consist of the contracts that will switch to using alternative reference rates at the next reset after March 31, 2024. They also include, to a limited extent, the contracts referencing synthetic USD LIBOR that the Group utilized as a temporary solution. The Group continues to engage with customers to remediate them.

F-1
29

The following table shows quantitative information about financial instruments that have yet to be referencing the USD LIBOR at March 31, 2024 and 2023. The amounts in the table below are the aggregation of the amounts used for regulatory reporting of SMFG, SMBC, SMBC’s subsidiaries and SMBC Nikko Securities.

	At March 31, 2024	At March 31, 2023

	(In billions)
Carrying amount of non-derivative financial assets	¥2,132	¥9,568
Carrying amount of non-derivative financial liabilities	—	1,351
Derivative notional amounts (1)	928	247,066

(1)	The amounts of hedging instruments directly affected by the interest rate benchmark reform were nil and ¥4,716 billion at March 31, 2024 and 2023, respectively.

48	RELATED-PARTY TRANSACTIONS
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
The transaction amounts included in the accounts, in aggregate, by category of related party were as follows:
Transactions with associates, joint ventures and other entities

	At March 31,
	2024	2023

	(In millions)
Assets:
Loans and advances	¥2,160,444	¥2,276,216
Others	72,049	186,617

Liabilities:
Deposits	¥460,472	¥290,452
Others	72,762	56,801

	For the fiscal year ended March 31,
	2024	2023	2022

	(In millions)
Income statements:
Income (interest income, fee and commission income, and others)	¥101,016	¥87,521	¥68,780
Expense (interest expense and others)	59,968	43,473	25,046
Financial guarantees issued by the Group for its associates at March 31, 2024 and 2023 were ¥456,453 million and ¥285,898 million, respectively.
Loan
commitments to associates and joint ventures at March 31, 2024 and 2023 were ¥1,113,710 million and ¥1,018,229 million, respectively.

F-13
0

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

	At March 31,
	2024	2023

	(In millions)
Assets:
Loans and advances	¥573	¥44

Liabilities:
Deposits	¥2,959	¥2,865
Others	116	129
Compensation of Key Management Personnel
The following table presents the compensation expenses of key management personnel.

	For the fiscal year ended March 31,
	2024	2023	2022
	(In millions)
Short-term employee benefits	¥1,693	¥1,537	¥1,571
Share-based compensation	868	461	457
The details of the share-based compensation plan are described in Note 40 “Share-Based Payment.”
There were no post-employment benefits, other long-term benefits and termination benefits for the fiscal years ended March 31, 2024, 2023 and 2022.

49	PRINCIPAL SUBSIDIARIES
Principal Subsidiaries
The Group’s principal subsidiaries at March 31, 2024 are shown in the list below. The Group consolidates all entities that the Group controls. The Group controls an entity when the Group is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.
Principal domestic subsidiaries

Company Name	Proportion of Ownership Interest (1)	Proportion of Voting Rights (1)	Main Business
	(%)	(%)
Sumitomo Mitsui Banking Corporation	100.0	100.0	Commercial banking
SMBC Trust Bank Ltd.	100.0	100.0	Trust banking
SMBC Guarantee Co., Ltd.	100.0	100.0	Credit guarantee
SMBC Nikko Securities Inc.	100.0	100.0	Securities
Sumitomo Mitsui Card Company, Limited (2)	100.0	100.0	Credit card
SMBC Finance Service Co., Ltd (2) .	100.0	100.0	Credit card, consumer credit and installment transaction
SMBC Consumer Finance Co., Ltd.	100.0	100.0	Consumer lending

Company Name	Proportion of Ownership Interest (1)	Proportion of Voting Rights (1)	Main Business
	(%)	(%)
The Japan Research Institute, Limited (3)	100.0	100.0	System development, data processing, management consulting and economic research
Sumitomo Mitsui DS Asset Management Company, Limited	50.1	50.1	Investment management, and investment advisory and agency
Alternative Investment Capital Limited	60.0	60.0	Investment management and investment advisory
SMBC Venture Capital Co., Ltd.	100.0	100.0	Venture capital
SMBC Consulting Co., Ltd.	98.3	98.3	Management consulting and information services
Japan Pension Navigator Co., Ltd.	69.7	69.7	Operational management of defined contribution pension plans

(1)	Percentages of proportion of ownership interest and proportion of voting rights have been truncated.
(2)	Sumitomo Mitsui Card Company, Limited merged with SMBC Finance Service Co., Ltd. on April 1, 2024.
(3)
The Japan Research Institute, Limited became the wholly owned subsidiary of JRI Holdings, Limited, the holding company newly established by the Group, following the sale of shares held by the company to JRI Holdings, Limited on April 1, 2024.

Principal foreign subsidiaries

Company Name	Country of Incorporation	Proportion of Ownership Interest (1)	Proportion of Voting Rights (1)		Main Business
		(%)	(%)
SMBC Bank International plc	U.K.	100.0	100.0		Commercial banking
Sumitomo Mitsui Banking Corporation (China) Limited	China	100.0	100.0		Commercial banking
PT Bank BTPN Tbk	Indonesia	98.5	91.0	(2)	Commercial banking
SMBC Americas Holdings, Inc.	U.S.A.	100.0	100.0		Bank holding company
SMBC MANUBANK	U.S.A.	100.0	100.0		Commercial banking
Banco Sumitomo Mitsui Brasileiro S.A	Brazil	100.0	100.0		Commercial banking
JSC Sumitomo Mitsui Rus Bank	Russia	100.0	100.0		Commercial banking
SMBC Bank EU AG	Germany	100.0	100.0		Commercial banking
Sumitomo Mitsui Banking Corporation Malaysia Berhad	Malaysia	100.0	100.0		Commercial banking
SMBC Leasing and Finance, Inc.	U.S.A.	100.0	100.0		Leasing
SMBC Nikko Securities America, Inc.	U.S.A.	100.0	100.0		Securities
SMBC Nikko Capital Markets Limited	U.K.	100.0	100.0		Securities
SMBC Capital Markets, Inc.	U.S.A.	100.0	100.0		Derivatives
TT International Asset Management Ltd	U.K.	100.0	100.0		Investment management, and investment advisory and agency
SMFG India Credit Company Limited	India	100.0	100.0		Financial services

(1)	P ercentages of proportion of ownership intere st and proportion of voting rights have been truncated.
(2)
During the fiscal year ended March 31, 2020, the Group disposed of a 3.7% equity interest in PT Bank BTPN Tbk to a third-party investor. Subsequently, in the fiscal year ended March 31, 2024, the Group disposed of an additional 3.7% to other third-party investors. The disposals were undertaken to ensure that PT Bank BTPN Tbk is compliant with the free float requirement under the Indonesia Stock Exchange’s Rule. The Group had also entered into a commercial arrangement where the economic exposure resulting from the disposals is being retained. Therefore, the disposals have not resulted in a decrease in the Group’s ownership interests.

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
Consolidated Structured Entities
Structured entities are consolidated if they are controlled by the Group in accordance with the accounting policy as described in Note 2 “Summary of Material Accounting Policies.”
The consolidated structured entities include asset backed commercial paper (“ABCP”) conduits which purchase financial assets such as trade accounts receivable and lease receivables by issuing commercial paper to third-party investors. The Group has contractual agreements to provide liquidity and credit enhancement facilities which can be utilized by those structured entities upon their request.
At March 31, 2024 and 2023, the consolidated ABCP conduits had total assets of ¥937,627 million and ¥873,672 million, respectively. The total notional amounts of the liquidity and credit enhancement facilities provided by the Group to the consolidated ABCP conduits at March 31, 2024 and 2023 were ¥1,556,867 million and ¥1,468,609 million, respectively, all of which were undrawn.
The Group did not provide any financial or other support, without having a contractual obligation to do so, to consolidated structured entities during the fiscal years ended March 31, 2024 and 2023.

F-13
3

Unconsolidated Structured Entities
The following tables represent the carrying amounts of the Group’s interests in unconsolidated structured entities recognized in its consolidated statements of financial position by line item and the maximum exposure to loss from its interests at March 31, 2024 and 2023.

	At March 31, 2024
	Securitizations	Investment funds	Structured finance	Others	Total

	(In millions)
Interests in unconsolidated structured entities recognized in:
Trading assets	¥7,913	¥59,691	¥—	¥—	¥67,604
Financial assets at fair value through profit or loss	326	1,464,214	94,455	—	1,558,995
Investment securities	163,170	60,745	—	114	224,029
Loans and advances	4,547,626	—	10,976,579	716,167	16,240,372

Total	¥4,719,035	¥1,584,650	¥11,071,034	¥716,281	¥18,091,000

Maximum exposure to loss from interests in unconsolidated structured entities	¥6,585,138	¥1,585,805	¥12,806,451	¥873,946	¥21,851,340

	At March 31, 2023
	Securitizations	Investment funds	Structured finance	Others	Total

	(In millions)
Interests in unconsolidated structured entities recognized in:
Trading assets	¥5,197	¥44,432	¥—	¥—	¥49,629
Financial assets at fair value through profit or loss	292	669,880	89,796	—	759,968
Investment securities	145,351	52,476	—	193	198,020
Loans and advances	3,581,390	—	8,629,262	612,876	12,823,528

Total	¥3,732,230	¥766,788	¥8,719,058	¥613,069	¥13,831,145

Maximum exposure to loss from interests in unconsolidated structured entities	¥5,245,346	¥767,810	¥10,073,000	¥729,634	¥16,815,790
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
The Group did not provide any financial or other support, without having a contractual obligation to do so, to unconsolidated structured entities during the fiscal years ended March 31, 2024 and 2023.

F-13
4

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
The income received from such sponsored unconsolidated structured entities was ¥74,038 million and ¥26,865 million for the fiscal years ended March 31, 2024 and 2023, respectively. The majority of the income was management fees included in “Fee and commission income” and was from investment funds managed by SMDAM, the Group’s asset management subsidiary. The carrying amount of assets transferred to these entities, which mainly consisted of investment funds, was ¥3,083,879 million and ¥1,094,445 million for the fiscal years ended March 31, 2024 and 2023, respectively.

51	ACQUISITIONS
Fiscal Year Ended March 31, 2024
There were no material acquisitions that were accounted for as business combinations during the fiscal year ended March 31, 2024.
Fiscal Year Ended March 31, 2023
There were no material acquisitions that were accounted for as business combinations during the fiscal year ended March 31, 2023.

F-13
5

Fiscal Year Ended March 31, 2022
Fullerton India Credit Company Limited (currently SMFG India Credit Company Limited)
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

(1)
A contingent consideration was included in the contract, and payable upon a specific performance indicator of Fullerton India. As a result of estimating the indicator, the Group did not recognize the contingent consideration.

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
The revenue and profit or loss since the acquisition date to March 31, 2022 and pro forma financial information relating to Fullerton India were
immaterial to the consolidated financial statements.

F-13
6

The owner of
non-controlling
interests retained written put option on the share of Fullerton India. The Group remeasured the financial liability at the end of each reporting period based on the estimated present value of the redemption amount and any changes in the liability were recorded in profit or loss.
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

52	CURRENT AND NON-CURRENT DISTINCTION
The following tables present an analysis of financial assets and liabilities, excluding cash and deposits with banks, trading assets and liabilities, and derivative financial instruments, by amounts recovered or settled, not more than twelve months or more than twelve months, at March 31, 2024 and 2023.

	At March 31, 2024
	Amounts recovered or settled
	Not more than twelve months	More than twelve months	Total
	(In millions)
Assets:
Call loans and bills bought	¥5,251,948	¥84,332	¥5,336,280
Reverse repurchase agreements and cash collateral on securities borrowed	14,098,895	49,772	14,148,667
Financial assets at fair value through profit or loss	1,486	2,374,643	2,376,129
Investment securities:
Debt instruments at amortized cost	49,106	267,286	316,392
Debt instruments at fair value through other comprehensive income	10,090,780	13,925,404	24,016,184
Equity instruments at fair value through other comprehensive income	—	5,817,261	5,817,261
Loans and advances	43,944,455	77,772,010	121,716,465
Other financial assets	7,388,927	120,601	7,509,528
Liabilities:
Deposits	¥177,610,231	¥4,487,088	¥182,097,319
Call money and bills sold	3,135,461	2,588	3,138,049
Repurchase agreements and cash collateral on securities lent	20,166,958	—	20,166,958
Financial liabilities designated at fair value through profit or loss	20,267	478,017	498,284
Borrowings	6,306,345	9,800,813	16,107,158
Debt securities in issue	4,858,463	9,216,621	14,075,084
Other financial liabilities	10,517,630	5,418	10,523,048

F-1
37

	At March 31, 2023
	Amounts recovered or settled
	Not more than twelve months	More than twelve months	Total
	(In millions)
Assets:
Call loans and bills bought	¥5,569,961	¥114,851	¥5,684,812
Reverse repurchase agreements and cash collateral on securities borrowed	10,968,633	55,451	11,024,084
Financial assets at fair value through profit or loss	5,215	1,483,024	1,488,239
Investment securities:
Debt instruments at amortized cost	49,631	185,936	235,567
Debt instruments at fair value through other comprehensive income	9,059,561	13,751,862	22,811,423
Equity instruments at fair value through other comprehensive income	—	4,548,608	4,548,608
Loans and advances	39,254,388	72,636,746	111,891,134
Other financial assets	5,220,793	139,841	5,360,634
Liabilities:
Deposits	¥168,635,510	¥4,292,300	¥172,927,810
Call money and bills sold	2,566,725	2,331	2,569,056
Repurchase agreements and cash collateral on securities lent	17,717,897	68,129	17,786,026
Financial liabilities designated at fair value through profit or loss	63,592	350,514	414,106
Borrowings	3,040,454	12,331,347	15,371,801
Debt securities in issue	3,651,276	8,333,718	11,984,994
Other financial liabilities	8,517,834	4,378	8,522,212

53	CONDENSED FINANCIAL INFORMATION OF REGISTRANT (SMFG)
Condensed Statements of Financial Position

	At March 31,
	2024	2023
	(In millions)
Assets:
Deposits with SMBC	¥309,526	¥246,977
Investments in SMBC	4,613,790	4,613,790
Loans to SMBC	12,104,056	9,796,649
Investments in other subsidiaries, associates and joint ventures	2,408,849	2,007,172
Other assets	291,223	293,522
Current tax assets	22,827	91,048

Total assets	¥19,750,271	¥17,049,158

Liabilities and equity:
Short-term borrowings from SMBC	¥1,707,650	¥1,487,650
Long-term borrowings	398,026	355,265
Debt securities in issue due to other subsidiaries	27,113	14,889
Debt securities in issue	9,961,308	8,280,718
Other liabilities	95,166	67,757

Total liabilities	12,189,263	10,206,279

Shareholders’ equity	6,105,493	6,082,226
Other equity instruments holders’ equity	1,455,515	760,653

Total equity	7,561,008	6,842,879

Total equity and liabilities	¥19,750,271	¥17,049,158

F-1
38

Condensed Income Statements

	For the fiscal year ended March 31,
	2024	2023	2022
	(In millions)
Income:
Interest income from SMBC	¥334,964	¥235,386	¥184,206
Dividends from SMBC	542,929	437,850	376,757
Dividends from other subsidiaries, associates and joint ventures	37,246	15,951	45,609
Fees and commission income from subsidiaries	21,722	12,421	9,439
Other income	9,655	1,956	1,109

Total income	946,516	703,564	617,120

Expense:
Interest expense to SMBC	5,586	5,546	4,751
Interest expense to other subsidiaries	9,961	4,830	4,779
Interest expense	313,356	220,397	169,526
Operating and other expense	58,418	68,659	37,982

Total expense	387,321	299,432	217,038

Profit before tax	559,195	404,132	400,082
Income tax expense	(8,670)	(8,348)	(7,942)

Net profit	¥567,865	¥412,480	¥408,024

Profit attributable to:
Shareholders	554,102	401,170	397,293
Other equity instruments holders	13,763	11,310	10,731

F-1
39

Condensed Statements of Cash Flows

	For the fiscal year ended March 31,
	2024	2023	2022

	(In millions)
Operating Activities:
Profit before tax	¥559,195	¥404,132	¥400,082
Income taxes paid—net	78,036	387	(17,935)
Other operating activities—net	63,260	359,237	579,929

Net cash and cash equivalents provided by operating activities	700,491	763,756	962,076

Investing Activities:
Loans provided to SMBC	(1,269,130)	(727,223)	(873,537)
Investments in subsidiaries	(377,437)	(19,796)	(233,576)
Investments in associates and joint ventures	(26,962)	—	(819)
Other investing activities—net	(5,995)	(2,770)	(5,953)

Net cash and cash equivalents used in investing activities	(1,679,524)	(749,789)	(1,113,885)

Financing Activities:
Net increase (decrease) of short-term borrowings from SMBC	220,000	(20,380)	230,000
Proceeds from issuance of long-term borrowings	1,263,169	61,042	86,390
Redemption of long-term borrowings	(1,259,255)	(36,046)	—
Proceeds from issuance of debt securities	1,260,767	1,191,048	969,480
Proceeds from issuance of other equity instruments	694,862	116,346	79,516
Redemption of debt securities	(564,970)	(861,730)	(831,880)
Redemption of other equity instruments	—	(85,000)	—
Dividends paid to shareholders	(348,010)	(301,600)	(274,058)
Coupons paid to other equity instruments holders	(13,763)	(11,310)	(10,731)
Purchases of treasury stock and proceeds from sales of treasury stock—net	(211,218)	(138,507)	246

Net cash and cash equivalents provided by (used in) financing activities	1,041,582	(86,137)	248,963

Net increase (decrease) of cash and cash equivalents	62,549	(72,170)	97,154
Cash and cash equivalents at beginning of period	246,977	319,147	221,993

Cash and cash equivalents at end of period	¥309,526	¥246,977	¥319,147

Investments in subsidiaries, associates and joint ventures
Investments in subsidiaries, associates and joint ventures are stated at cost. The Company recognizes dividend income from these companies when its right to receive payment is established.
Investments in other subsidiaries, associates and joint ventures included equity investments in SMBC Nikko Securities Inc., Sumitomo Mitsui Card Company, Limited, SMBC Consumer Finance Co., Ltd., Sumitomo Mitsui DS Asset Management Company, Limited, Sumitomo Mitsui Finance and Leasing Company, Limited and others at March 31, 2024 and 2023. The country of incorporation and the proportion of ownership interest of the Company in these companies was the same as described in Note 11 “Investments in Associates and Joint Ventures,” and Note 49 “Principal Subsidiaries.”

F-14
0

Long-term obligations
The Company had subordinated long-term borrowings amounting to ¥41 billion and ¥41 billion at March 31, 2024 and 2023, respectively, and had unsubordinated long-term borrowings amounting to ¥357 billion and ¥314 billion at March 31, 2024 and 2023, respectively. The Company also had subordinated bonds amounting to ¥1,449 billion and ¥1,098 billion, including ¥5.0 billion and ¥0.2 billion outstanding to its subsidiary, at March 31, 2024 and 2023, respectively, and had unsubordinated bonds amounting to ¥8,539 billion and ¥7,197 billion, including ¥22 billion and ¥15 billion outstanding to its subsidiary, at March 31, 2024 and 2023, respectively. For additional information, refer to Note 19 “Borrowings” and Note 20 “Debt Securities in Issue.”
Guarantees
The Company provided guarantee of ¥626 billion and ¥508 billion at March 31, 2024 and 2023, respectively, to the Deposit Protection Fund of the Association of German Banks with regard to the deposits of the SMBC Dusseldorf branch and SMBC Bank EU AG.

F-14
1