Form 20-F
period 2025-03-31
SUMITOMO MITSUI FINANCIAL GROUP, INC.
filed 2025-06-27
CIK 1022837

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2025
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
Jun Okahashi
1-2,
Marunouchi
1-chome
,
Chiyoda-ku,
Tokyo
100-0005,
Japan
Telephone:
+81-3-3282-8111  Facsimile:
+81-3-4333-9954
(Name, telephone,
e-mail
and/or facsimile number and address of company contact person)
Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on which registered
American Depositary Shares	SMFG	The New York Stock Exchange

Common stock, without par value*

*	Not for trading, but only in connection with the listing of the American Depositary Shares, each American Depositary Share representing 3/5 of one share of the registrant’s common stock.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
At March 31, 2025, the following shares of capital stock were outstanding: 3,884,445,458 shares of common stock (including 10,651,848 shares of common stock held by the registrant and its consolidated subsidiaries and equity-method associates as treasury stock).

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

In this annual report, all of our financial information is presented on a consolidated basis, unless we state otherwise. As used in this annual report, “IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Boards (“IASB”) and “Japanese GAAP” means accounting principles generally accepted in Japan. Our consolidated financial information in this annual report has been prepared in accordance with IFRS, except for the risk-weighted capital ratios, the segmental results of operations and some other specifically identified information, which are prepared in accordance with Japanese banking regulations or Japanese GAAP. Unless otherwise stated or the context otherwise requires, all financial information contained in this annual report is expressed in Japanese yen.

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

3.A.  SELECTED FINANCIAL DATA

Selected Financial Data

The following selected financial data at and for each of the five fiscal years ended March 31, 2025, 2024, 2023, 2022 and 2021 have been derived from our consolidated financial statements. You should read this data together with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this annual report.

	For the fiscal year ended and at March 31,
	2025	2024	2023	2022	2021
	(In millions, except per share data)
Consolidated income statements data:
Interest income	¥6,716,741	¥5,944,398	¥3,696,076	¥1,747,654	¥1,780,370
Interest expense	4,202,307	4,053,635	1,941,006	303,716	397,245

Net interest income	2,514,434	1,890,763	1,755,070	1,443,938	1,383,125

Fee and commission income	1,631,319	1,469,847	1,262,734	1,248,225	1,174,382
Fee and commission expense	314,931	233,715	222,920	209,762	201,723

Net fee and commission income	1,316,388	1,236,132	1,039,814	1,038,463	972,659

Net trading income (loss)	(186,688)	349,520	626,043	280,339	237,746
Net income from financial assets and liabilities at fair value through profit or loss	43,524	323,217	173,311	200,249	280,012
Net investment income	78,969	29,844	15,611	65,744	153,820
Net gains (losses) arising from derecognition of financial assets at amortized cost(1)	(32,179)	1,550	(2,760)	2,631	21,689
Other income(1)	105,717	112,208	179,842	104,317	113,205

Total operating income(1)	3,840,165	3,943,234	3,786,931	3,135,681	3,162,256

Impairment charges on financial assets	411,278	205,096	148,464	279,978	282,486

Net operating income(1)	3,428,887	3,738,138	3,638,467	2,855,703	2,879,770

General and administrative expenses	2,421,732	2,229,701	1,965,417	1,801,621	1,679,115
Other expenses(1)	495,587	461,018	498,602	366,780	280,550

Operating expenses(1)	2,917,319	2,690,719	2,464,019	2,168,401	1,959,665

Share of post-tax profit (loss) of associates and joint ventures	142,678	160,370	87,428	(10,838)	36,373

	For the fiscal year ended and at March 31,
	2025	2024	2023	2022	2021
	(In millions, except per share data)
Profit before tax	654,246	1,207,789	1,261,876	676,464	956,478

Income tax expense	137,802	312,039	326,027	161,389	251,402

Net profit	¥516,444	¥895,750	¥935,849	¥515,075	¥705,076

Profit attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥478,132	¥873,346	¥911,831	¥499,573	¥687,483
Non-controlling interests	6,676	8,641	12,708	4,771	4,471
Other equity instruments holders	31,636	13,763	11,310	10,731	13,122
Earnings per share(2):
Basic	¥122.40	¥219.04	¥222.71	¥121.49	¥167.24
Diluted	122.36	218.98	222.63	121.44	167.16
Weighted average number of common shares in issue (in thousands of shares)	3,906,456	3,987,077	4,094,310	4,112,213	4,110,641
Dividends per share in respect of each fiscal year(2):
Common stock	¥105	¥87	¥73	¥67	¥65
	$0.70	$0.57	$0.55	$0.54	$0.59
Consolidated statements of financial position data:
Total assets	¥292,165,070	¥281,271,637	¥257,687,038	¥248,160,847	¥235,024,987
Loans and advances	125,190,819	121,716,465	111,891,134	104,635,815	97,714,938
Total liabilities	275,676,476	264,992,539	244,150,073	235,379,155	222,748,837
Deposits	190,022,742	182,097,319	172,927,810	162,593,492	155,493,654
Borrowings	12,697,699	16,107,158	15,371,801	20,584,651	19,423,355
Debt securities in issue	14,387,415	14,075,084	11,984,994	11,428,437	11,228,600
Total equity	16,488,594	16,279,098	13,536,965	12,781,692	12,276,150
Capital stock	2,345,961	2,344,038	2,342,537	2,341,878	2,341,274

(1)

For the fiscal year ended March 31, 2025, we presented “Net gains (losses) arising from derecognition of financial assets at amortized cost” as a separate line item in the consolidated income statements. This line item was not presented separately in prior years but was included within “Other income” and “Other expenses.” The comparative amounts have been restated to conform to the current presentation.

(2)

As resolved by the board of directors on May 15, 2024, we implemented a stock split of our common stock with an effective date of October 1, 2024, whereby each share of common stock owned by shareholders listed or recorded in the closing register of shareholders on the record date of September 30, 2024 was split into three shares. Basic and diluted earnings per share, weighted average number of common shares in issue, and dividends per share are calculated based on the assumption that the stock split had been implemented at the beginning of the fiscal year ended March 31, 2021.

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

Our financial condition and results of operations are materially affected by general economic conditions and financial markets in Japan and foreign countries, which would be influenced by various factors such as monetary policies taken by the Bank of Japan (“BOJ”) and other central banks, and fiscal policies, policies on financial markets, as well as related laws, regulations and agreements adopted by governmental authorities. Those factors include, for example, the increase of tariffs and other protectionist trade policies pursued by the U.S., China and other countries and uncertainty in the path and implementation of such trade policies. Furthermore, geopolitical instability in various parts of the world, including the outbreak or escalation of hostilities or armed conflicts, and material changes in regional trade, economic or political unions or associations between countries could contribute to economic instability in those and other regions. Such regional economic instability could adversely affect Japanese and global economic conditions. Sources of heightened uncertainty include ongoing conflicts in Ukraine and the Middle East, economic and strategic tensions related to East Asia, and the deepening of the real estate crisis in China.

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

Our equity securities portfolio mainly consists of equity instruments at fair value through other comprehensive income. The reported value of our equity instruments at fair value through other comprehensive income accounted for 1.8% of our total assets at March 31, 2025, approximately 65.0% of which were Japanese equity securities. This value depends mainly on prices of the instruments in the stock market. In addition, the reported value, and gross unrealized gains and losses of those equity instruments at fair value through other comprehensive income at March 31, 2025 are described in “Item 5.A. Operating Results—Financial Condition—Investment Securities.”

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

We engage in trading and investing activities dealing with various kinds of financial instruments such as bonds, equities, currencies, derivatives and funds. For example, we have substantial investments in debt securities. At March 31, 2025, we had ¥11 trillion of Japanese government bonds classified as debt instruments at fair value through other comprehensive income, which accounted for approximately 3.8% of our total assets.

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

The minimum Common Equity Tier 1 risk-weighted capital ratio and minimum risk-weighted capital ratio applicable to us and SMBC have been 4.5% and 8%, respectively, since March 2015. Moreover, we are required to hold a capital conservation buffer to withstand future periods of stress and a countercyclical buffer as additional capital to reduce the buildup of systemic risk in periods and locations of excessive credit growth. The capital conservation buffer has been 2.5% since March 2019. As a result, taking the capital conservation buffer into account at March 2025, the total minimum Common Equity Tier 1 risk-weighted capital ratio has been 7%, and the total minimum risk-weighted capital ratio has been 10.5%. The countercyclical buffer is calculated as the weighted average of the buffers in effect in the jurisdictions to which we have credit exposure, with a maximum of 2.5% from March 2019.

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

In June 2020, the FSA published and implemented amendments to its guidelines for the leverage ratio, which mainly exclude deposits with the BOJ from the denominator for the calculation of the leverage ratio in order to maintain harmonization with the monetary policy implemented by the BOJ and the prudential regulations for banks and other financial institutions. In July 2022, the FSA published amendments to its guidelines for the leverage ratio. Under the amended guidelines, the leverage ratio buffer requirement for G-SIBs in Japan took effect from March 31, 2023, while the finalized definition of the leverage ratio exposure measure took effect from March 31, 2024, except for banks that had notified the FSA that they wished to apply the amended requirements earlier. Furthermore, in November 2022, the FSA published amendments to its guidelines for the leverage ratio, which provided that, effective from April 1, 2024, the minimum leverage ratio was increased from 3% to 3.15%, the minimum leverage-based TLAC ratio was increased from 6.75% to 7.10% and the leverage buffer applicable to G-SIBs was increased by 0.05%, while continuing to exclude amounts of deposits with the BOJ from the total exposure, taking into account exceptional macroeconomic conditions and other circumstances.

At March 31, 2025, on a consolidated basis, our total risk-weighted capital ratio, Tier 1 risk-weighted capital ratio and Common Equity Tier 1 risk-weighted capital ratio were 15.18%, 14.23% and 12.44%, compared to the minimum required ratios of 11.66%, 9.66% and 8.16%, respectively. Such minimum required ratios include the capital conservation buffer of 2.5%, the G-SIB capital surcharge of 1.0% and the countercyclical buffer of 0.16%.

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

Regulatory reforms implemented by the Trump administration could adversely affect our capital ratios and results of operations. For further information, see “Item 4.B. Business Overview—Regulations in Japan, Regulations in the United States, and Regulations in Other Jurisdictions.” Since changes in regulation or fiscal or other policies and their effects are unpredictable and beyond our control, we may not be able to comply with those changes at all times, despite our efforts, or may have to incur increased costs or make changes to our operations in order to do so. Any such failures to comply with those changes could result in administrative or judicial proceedings against us, including suspension of our business and financial penalties, which could materially and adversely affect our business, reputation, results of operations and financial condition.

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

Changes in the financial environment in Japan may also have a negative effect on the Japanese financial services industry. For example, changes in the monetary policy measures of the BOJ may significantly affect the businesses of commercial banks in Japan, including us. For further information on the BOJ’s monetary policy measures, see “Item 5. Operating and Financial Review and Prospects—Overview—Operating Environment.”

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

We have substantial exposure to corporate customers in the following sectors: real estate and goods rental and leasing, manufacturing, transportation, communications and public enterprises, wholesale and retail, and services, including electric utilities, and to individual customers mainly through housing loans. The financial condition of those customers may be subject to changes in the industry-specific economic conditions, including, for example, fluctuations in the prices of oil, gas and other natural resources, and the increase in tariffs and other protectionist trade policies, as well as general economic conditions. In addition, adverse region-specific economic conditions or changes in economic conditions due to unexpected incidents such as pandemics, ongoing conflicts in Ukraine and the Middle East and collateral events could worsen our customers’ financial condition or could decrease the value of our collateral provided to us in such regions. As a result, we may be required to record increases in our allowance for loan losses.

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

The ratio of impaired loans and advances to the total loans and advances, both net of allowance for loan losses, were 0.6%, 0.7% and 0.7% at March 31, 2025, 2024 and 2023, respectively. For further information, see “Item 5.A. Operating Results—Financial Condition—Loans and Advances.”

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

Any of these or other effects of a downgrade of our credit ratings could have a negative impact on the profitability of our treasury and other operations, and could adversely affect our regulatory capital position, liquidity position, financial condition and results of operations. For further information about our credit ratings, refer to “Item 5.B. Liquidity and Capital Resources.”

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

In addition, as a result of court decisions unfavorable to those companies, claims for refunds of amounts paid in excess of the applicable maximum allowed rate by the Interest Rate Restriction Act have continuously occurred. Although Sumitomo Mitsui Card and SMBC Consumer Finance each recorded a provision for claims for refunds of gray zone interest on loans, we may be required to recognize additional losses if such provisions are determined to be insufficient, and the additional losses could have an adverse effect on our results of operations and financial condition.

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

SMBC and some of our other subsidiaries have various defined benefit plans. We have experienced in the past, and may experience in the future, declines in returns on plan assets and changes in the discount rates and other actuarial assumptions. If returns on plan assets decrease, or if we revise the discount rates and other assumptions, the deficit of the impacted defined benefit plan may increase and adversely affect our financial condition and results of operations. Because approximately half of our plan assets are composed of equity instruments, the plan assets are greatly affected by volatility in the prices of equity securities. Substantial declines in the prices for publicly traded Japanese stocks would negatively affect our plan assets. For further information, refer to Note 24 “Retirement Benefits” to our consolidated financial statements included elsewhere in this annual report.

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

We handle personal information obtained from our individual and corporate customers in relation to our banking, securities, consumer lending, credit card, asset management and other businesses. The systems we have implemented to protect the confidentiality of personal information, including those designed to meet the strict requirements of the Act on the Protection of Personal Information, may not be effective in preventing the disclosure of personal information by unauthorized access from a third party or protecting customers’ data from AI-enhanced threats. Leakage of personal information could expose us to demands for compensation or lawsuits for ensuing economic losses or emotional distress, administrative actions or sanctions, additional expenses associated with making necessary changes to our systems and reputational harm. As a result, our business, financial condition and results of operations could be materially and adversely affected.

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

We maintain a SMBC Group-wide policy designed to ensure compliance with U.S. and other applicable sanctions laws and regulations. Our non-U.S. offices engage in transactions relating to the Restricted Targets in compliance with applicable laws and regulations. These activities include or have included remittance of Japanese yen with respect to our customers’ export or import transactions, maintenance of correspondent banking accounts with Iranian banks, including the Central Bank of Iran, and the payment of fees in Japanese yen to certain Iranian banks in connection with performance bonds issued in the past by SMBC through such Iranian banks related to our customers’ projects in Iran. All such transactions were permissible under applicable laws and regulations at the times they were engaged in. SMBC has discontinued activities that have become impermissible as a result of changes in applicable laws and regulations. See “Item 4.B. Business Overview—Regulations in the United States—Laws Prohibiting Money Laundering and Terrorist Financing—U.S. Sanctions Targeting Iran Related Activities.” The performance bonds expired and have not been renewed, but SMBC continues to be obligated to pay certain fees to the Iranian banks. In addition, we maintain a representative office in Iran that mainly performs an information-collecting function and liaises with non-designated Iranian financial institutions and non-SDN Iranian parties on behalf of our non-U.S. offices.

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

Since 2010, the U.S. government implemented a number of sanctions targeting non-U.S. persons for activities undertaken outside the United States (“secondary sanctions”) that involve specific sanctions targets or certain activities including, among other things, certain transactions related to Iran’s energy, petrochemical, shipping and shipbuilding sectors. Certain of these secondary sanctions were temporarily lifted as part of implementation of the Joint Comprehensive Plan of Action (“JCPOA”) in January 2016. However, in 2018, the United States terminated its participation in the JCPOA. All U.S. sanctions (both primary and secondary) that had been waived or lifted under the JCPOA have been re-imposed and are fully effective, and additional sanctions have been put into place in subsequent years. On February 4, 2025, President Trump issued a National Security Presidential Memorandum (NSPM-2) directing U.S. government agencies to impose “maximum pressure” in enforcing Iran-related sanctions, and additional sanctions actions in furtherance of this policy are likely. In accordance with applicable laws and regulations, SMBC intends to provide certain services, including settlement services in connection with customers’ trade transactions between Japan and Iran, to the extent that such activities are permissible under U.S. secondary sanctions. For further information on relevant laws and regulations, see “Item 4.B. Business Overview—Regulations in the United States—Laws Prohibiting Money Laundering and Terrorist Financing.”

In addition, the U.S. government and authorities in several other jurisdictions, including the European Union, the United Kingdom, Japan, Canada, and Australia, have imposed significant sanctions and export control measures targeting Russia in response to Russia’s aggression against Ukraine in February 2022. In broad terms, the U.S. restrictions enacted to date include: territorial embargoes on the Donetsk People’s Republic and Luhansk People’s Republic regions of Ukraine, prohibitions on trade in certain goods and services between the United States and Russia and new investment in Russia by U.S. persons, asset blocking sanctions on a number of Russian individuals and entities, restrictions on transactions involving certain Russian financial institutions and Russia’s Central Bank, National Wealth Fund, and Ministry of Finance, and restrictions on dealing in Russian sovereign debt and debt or equity of certain Russian companies. In December 2023, President Biden issued Executive Order 14114, which authorizes the imposition of sanctions on non-U.S. financial institutions that engage in significant transactions involving persons sanctioned by the U.S. government for operating in the technology, defense and related materiel, construction, aerospace, or manufacturing sectors of the Russian Federation economy or involving Russia’s military-industrial base. On June 12, 2024, the U.S. Treasury Department announced that it was broadening the definition of Russia’s military-industrial base to include all persons blocked pursuant to Executive Order 14024, meaning that non-U.S. financial institutions risk being sanctioned for conducting or facilitating significant transactions, or providing any service, involving such blocked persons. While the Trump administration has signaled some openness to easing Russia-related sanctions in connection with efforts to reach a political resolution to the conflict in Ukraine, it is unclear when or if this will occur, and it is also possible that additional or expanded sanctions may be imposed in the future. The 2022 and 2023 Russia-related sanctions are in addition to sanctions previously enacted by the U.S. government and other authorities in response to Russia’s 2014 annexation of Crimea, including those under the U.S. Ukraine-/Russia-Related Sanctions Regulations, the U.S. Ukraine Freedom Support Act of 2014, as amended, and “sectoral” sanctions on the financial, energy and defense sectors of the Russian economy.

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

There are also risks from the transition to carbon neutrality and a decarbonized society. For example, due to changes in climate change policies and regulation, technological innovation to address climate change and evolving market conditions, our customers may experience declines in the value of their assets (i.e., asset stranding). In addition, our customers’ financial condition and performance could be adversely affected by increasing costs associated with climate change response measures, which could result in an increase in our credit costs.

Following adoption of the Paris Agreement, governments around the world have made pledges and commitments intended to mitigate the effects of climate change. For example, in October 2020, the Government of Japan announced a net zero greenhouse gas (“GHG”) emissions goal for 2050. In line with these global goals, we have set a number of climate-related targets, including our target to achieve net zero GHG emissions in SMBC Group-wide operations by 2030, our goal to increase the amount of sustainable finance to support our clients’ efforts at addressing climate change and transition, and our aspiration to achieve net zero GHG emissions across our overall investment and loan portfolio by 2050. See “Item 4.B. Business Overview—SMBC Group’s Approach and Initiatives Towards Sustainability—SMBC Group’s Response to Climate Change.”

Progress toward achieving our climate-related targets and pursuing the SMBC Group-wide climate change-related initiatives requires significant investment of resources and management time, and implementation of new compliance and risk management systems, internal controls and procedures. Our ability to achieve our climate-related goals and other sustainability initiatives, which are to be pursued over the long-term, is subject to numerous risks and uncertainties, many of which are outside of our control, such as changes in environmental and energy regulation and policy (which may differ significantly across jurisdictions in which we operate), the pace of technological change and innovation, and the actions of our clients, customers and competitors. If we are unable to achieve our climate-related targets within our stated timeframes or at all, or if our efforts and disclosure regarding climate and sustainability issues are perceived as insufficient or inconsistent with current sentiment or policy attitudes, we may be subject to reputational harm, negative public sentiment, regulatory scrutiny, litigation and reduced investor and stakeholder confidence, which could adversely affect our business and results of operations, as well as the market price of our shares and/or the environment for our capital raising activities.

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

The SMBC Group takes the administrative actions of the FSA and the decision of the Court extremely seriously and has striven to implement improvement measures to address the issues identified in the FSA administrative order. We have also taken steps to prevent the reoccurrence of similar violations on a company-wide basis to restore the trust of our customers and other stakeholders. Nevertheless, we have experienced and may continue to experience reputational harm as a result of these regulatory and legal actions, which have resulted and may continue to result in reduced business opportunities with current and prospective clients.

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

We use models in our managerial decisions and business judgments. We define models as quantitative method, system, or approach that applies theories, techniques, and assumptions to process input data into quantitative estimates. The use of models is susceptible to a variety of risks from errors, improper use or design flaws. For example, operational errors in the development or implementation of models, use of models beyond the scope of the assumptions and limitations for the models to work appropriately, or reliance on biased or erroneous outputs generated by AI could lead to errors that can adversely affect managerial decisions and business judgments. We strive to mitigate such risks by implementing proper management of model development and usage. However, an occurrence of deviations between the assumptions built into models and the actual conditions in the economic, financial and business environments, or improper use of models by directors, officers and employees, including failure to understand and validate outputs of AI may increase the output uncertainty of our models and cause us to make erroneous or suboptimal decisions and judgments, which could adversely affect our business and results of operations.

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

History and Development

We were established in December 2002 as a holding company for the SMBC Group through a statutory share transfer (kabushiki-iten) of all of the outstanding equity securities of the former SMBC in exchange for our newly issued securities. Upon our formation and completion of the statutory share transfer, the former SMBC became our direct, wholly-owned subsidiary. SMBC was established in March 2003 through the merger of the former SMBC with Wakashio Bank, which was established in 1996 as a subsidiary of Sakura Bank. The former SMBC was established in April 2001 through the merger of Sumitomo Bank and Sakura Bank, which was established through the merger of Taiyo Kobe Bank and Mitsui Bank in 1990. Mitsui and Sumitomo started their banking businesses in 1876 and 1895, respectively. The origins of both banking businesses can be traced back to the seventeenth century.

Information Concerning the Principal Capital Expenditures and Divestitures

In November 2021, we acquired a 74.9% equity interest in Fullerton India Credit Company Limited (“Fullerton India”) for ¥230 billion, which became our subsidiary. Fullerton India has a pan-India distribution network and offers unsecured loans and loans against property to mainly small and medium-sized enterprises and individual customers. Fullerton India changed its name to SMFG India Credit Company Limited in May 2023. Subsequently, in March 2024, we acquired the remaining 25.1% equity interest in SMFG India Credit Company Limited for ¥103 billion and made it our wholly-owned subsidiary.

Public Takeover Offers

Not applicable.

Available Information

The SEC maintains a website at https://www.sec.gov that contains reports and proxy information regarding issuers that file electronically with the SEC. Some of the information may also be found on our website at https://www.smfg.co.jp/english/.

4.B. BUSINESS OVERVIEW

Overview

We are the holding company for the SMBC Group. The SMBC Group is comprised of SMBC, SMBC Trust Bank Ltd. (“SMBC Trust Bank”), Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”), SMBC Nikko Securities Inc. (“SMBC Nikko Securities”), Sumitomo Mitsui Card Company, Limited (“Sumitomo Mitsui Card”), SMBC Consumer Finance Co., Ltd. (“SMBC Consumer Finance”), The Japan Research Institute, Limited (“The Japan Research Institute”), Sumitomo Mitsui DS Asset Management Company, Limited (“SMDAM”) and other subsidiaries and affiliates. We are one of the three largest financial groups in Japan and offer a diverse range of financial services, including commercial banking, leasing, securities, consumer finance and other services. Refer to “Item 4.C. Organizational Structure.”

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

SMBC Group’s Approach and Initiatives Towards Sustainability

SMBC Group’s Approach Towards Sustainability and Our Priority Issues

The world is currently facing a range of environmental and social issues, for example, climate change due to global warming, nature loss, human rights violations in supply chains, and widening poverty and inequality. In response to these environmental and social challenges, the public and private sectors have implemented various initiatives aimed at realizing a sustainable society, with growing interest in environmental, social, and governance investing.

We define sustainability as “creating a society in which today’s generation can enjoy economic prosperity and well-being, and pass it on to future generations” so that we can contribute to solving social issues and create a better society.

Based on the mindset above, our current medium-term management plan aims to achieve fulfilled growth through the creation of economic and social value. We have designated “Environment,” “DE&I/Human Rights,” “Poverty & Inequality,” “Declining Birthrate & Aging Population,” and “Japan’s Regrowth” as our priority issues.

Governance

Our sustainability management is promoted under the responsibility of CxOs, including the Group Chief Executive Officer (“CEO”), and is operated through a robust governance structure under the supervision of the board of directors. Measures for the realization of SMBC Group-wide sustainability and creating social value are subject to discussion at the Management Committee level. In addition, specific contents of our sustainability measures are deliberated upon and determined by the Corporate Sustainability Committee, which is chaired by the Group CEO. In order to implement these measures, the Group Chief Sustainability Officer (“CSuO”), as part of the group CxO framework, oversees and promotes our sustainability-related initiatives. Furthermore, we have incorporated qualitative and quantitative indicators related to sustainability initiatives into executive compensation schemes to accelerate sustainability management. See “6.E. Share Ownership—Stock Option Plans and Other Remuneration for Directors and Senior Management—Compensation Plans Utilizing Restricted Stock” for further information on executive compensation plans.

Our sustainability management is supervised by the board of directors, which consists of directors with various backgrounds, including those with expertise in sustainability. In addition, the sustainability committee, which is an internal committee of the board of directors, deliberates with and gives advice to the board of directors on the progress of our sustainability initiatives, global sustainability trends, and other matters related to sustainability.

Strategy

SMBC Group’s Response to Climate Change

The imperative to address climate change concerns continues to grow especially since the adoption of the Paris Agreement. In October 2020, the Government of Japan announced a net zero greenhouse gas (“GHG”) emissions goal for 2050, committing to achieving a transition toward a decarbonized society. Given these circumstances, we aim to reduce GHG emissions in line with the goals of the Paris Agreement and to support the activities of our customers contributing to the transition toward and realization of a decarbonized society.

Awareness of Risks Associated with Climate Change. We organize the transmission channels of climate change risk into physical and transition risks. We conduct climate scenario analysis for sectors that are expected to experience large impacts from climate change, quantify the financial impacts, and calculate portfolio GHG emissions. We share the risk awareness obtained through these processes and reflect it in our strategies. We have identified climate change risk as part of our Top Risks, which are risks that threaten to significantly impact management, and conducted scenario analyses of physical and transition risks while also introducing policies on businesses and sectors that are likely to have a significant impact on climate change. See “Item 3.D. Risk Factors—Risks Related to Our Business—We are exposed to risks associated with environmental and social issues.”

Physical risks consider how acute meteorological phenomenon and chronic climate change can directly damage physical assets or otherwise impact their value or productivity. The progress of global warming may lead to an increase in acute natural disasters such as typhoons and floods, and chronic climate changes such as an increase in precipitation due to a rise in average temperature. Accordingly, there are risks that we become unable to continue our business operations due to a disaster that strikes our head office or branch offices and a risk of increased costs due to disaster countermeasures and damage recovery. In addition, there are risks such as an increase in our credit costs and a decrease in deposits associated with a deterioration in customer performance and collateral damage due to natural disasters. Moreover, our operating income and values of assets held may decrease due to instability in financial markets, which could also adversely affect our ability to raise financing.

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

Awareness of Opportunities Associated with Climate Change. In order to address climate change, society at large may face the transformation of business models, technological innovation, and large-scale equipment investment. Moreover, the Ministry of Economy, Trade, and Industry’s “Green Growth Strategy Through Achieving Carbon Neutrality by 2050” states that digital transformation is indispensable for achieving net zero. Additionally, as society’s demand for decarbonization intensifies, expansion of the carbon credit market is also anticipated.

Given these circumstances, we understand that businesses will face increasing needs for capital, business restructuring, new financial products or services, leasing of decarbonization-related equipment, and consulting on management issues. These issues may include advanced responses to climate-related information disclosure, formulation of climate change strategies and visions, business development, and enhanced risk management. There will also be a demand for matchmaking between companies holding decarbonization technologies and customers who require them, digital solutions, and carbon credit procurement. We believe that we will see an increase in opportunities to provide various financial services and that it will be crucial to offer multifaceted solutions that organically connect expertise in different business areas within our group.

We are committed to addressing these complex needs of our customers. We strive to provide support from both financial and non-financial perspectives, utilizing collaborations not only within our group but also with external partners.

Transition Plan. We aim to achieve net zero for our own GHG emissions by 2030, and for our entire loan and investment portfolio by 2050. Our “Transition Plan” is a systematized series of goals and actions to achieve decarbonization. By executing the Transition Plan, we strive to reduce transition risks facing us and our customers and expand growth opportunities associated with decarbonization. See “Item 3.D. Risk Factors—Risks Related to Our Business—We are exposed to risks associated with environmental and social issues.”

SMBC Group’s Response to Natural Capital

Natural capital refers to natural resources such as plants, animals, the atmosphere, water and soil. As the goal of “Nature Positive,” which aims to halt and restore the loss of natural capital, continues to grow in importance for global environmental conservation, the SMBC Group is focusing on supporting our customers’ efforts and strengthening our own initiatives.

To achieve “Nature Positive,” our customers are expected to have diverse needs, such as transforming their business models, introducing new technologies, making capital investments with low environmental impact.

In response, we believe these will bring about opportunities for us to provide financial services to meet the various needs of our customers.

On the other hand, since many of the business activities of our customers are supported by natural capital, the loss of natural capital may have potential impacts on a wide range of business activities we conduct as a financial group.

With this understanding, we analyze the relationships between our customers’ business activities and natural capital from the perspectives of dependency and impact and identifying opportunities and risks for our group, based on which we implement various countermeasures.

Human Capital Investment

Recently, the workplace has witnessed greater diversity in employee values, brought on through changes in the management and business environment. In order for SMBC Groups’ environment to continue being a place where our varied employees can grow and thrive with a sense of unity, our “SMBC Group Talent Policy,” established in April 2023 clearly identifies both “what we expect our employees to be” and our “Employee Value Proposition.” Our employees are expected to “Carry out their responsibilities as professionals,” “Respect others and pursue the best results as a team,” and “Carry on, stay bold even if challenging.” We provide an environment in which employees can express their individuality, contribute to customers and the greater society by leveraging our business foundations, and gain support in their career development and growth.

In accordance with the “SMBC Group Talent Policy,” we aim to advance measures that contribute to “Creating a human resources portfolio that supports our strategy,” “Supporting employee growth and wellbeing” and “Maximizing team performance,” and to maximize human resources capabilities through group and global human capital management. Maximizing human resource capabilities while pursuing both management strategy and employees’ aspirations attests to achievement of our management philosophy, together with the creation of both economic and social values.

Creating a Human Resources Portfolio that Supports Our Strategy. To create a human resources portfolio that supports our strategy, including our medium-term management plan, we are reallocating our human resources and proactively hiring new employees.

We are focused on attracting, developing, retaining, and promoting talented individuals who will lead the SMBC Group regardless of the location of hire.

We formulate succession plans for each key management position and establish a framework for their evaluation and treatment, regardless of age or seniority.

Supporting Employee Growth and Wellbeing. To support employees’ self-directed career development, we provide our internal job posting system for applying to positions across SMBC Group companies and regularly hold “job forums,” which are explanatory sessions to communicate the appeal of departments.

Several of our subsidiaries have issued a “Health and Productivity Management Declaration” and are working to create a safe and healthy work environment to maximize employee performance.

Maximizing Team Performance. We aim to provide customers with greater value by enabling employees with varied backgrounds to maximize their capabilities and thus enhance our team performance.

We conduct regular organization-wide employee surveys to visualize the employees’ engagement levels and the organizational culture in order to build a highly engaged organization. We analyze the accumulated data to identify organizational issues and improve initiatives. We also work to enhance employee engagement and performance by setting up regular dialogues and one-on-one opportunities.

We actively invest in management education at every level of employees, from mid-level to the officer level.

Initiatives Regarding Respect for Human Rights

We recognize that respecting human rights is a fundamental responsibility for businesses. We adhere to the international frameworks, such as “UN Guiding Principles on Business and Human Rights.” By considering the potential negative impacts our group may have on human rights holders, as well as the diverse impacts we may face from various stakeholders, we aim to contribute to the realization of a sustainable society through a comprehensive approach to human rights risks.

Risk Management

Environmental and social factors, such as climate change, natural capital, and human rights may act as risk drivers and potentially negatively impact our business. We are incorporating these environmental and social risks into our company-wide risk management and working to enhance our risk analysis and management processes.

Top Risk and Risk Appetite Framework

We have identified climate change as part of our Top Risks, which are risks that threaten to significantly impact management, and conducted scenario analyses of physical and transition risks. For information on environmental and social risks, see “Item 3.D. Risk Factors—Risks Related to Our Business—We are exposed to risks associated with environmental and social issues.”

Further, climate-related risks are integrated into the Risk Appetite Framework, which functions as a management framework for sharing information on the operating environment and risks facing the SMBC Group among management and for facilitating appropriate risk-taking based thereon. For further information on our risk management framework, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Quantitative and Qualitative Information about Risk Management—Risk Appetite Framework.”

Cross-sectoral and Cross-business Policies

We have established policies for specific businesses and sectors to appropriately identify and manage environmental and social risks. In the policies, we clarify sectors that require special attention when providing support.

Description of Operations and Principal Activities

Wholesale Business Unit

The Wholesale Business Unit provides comprehensive solutions primarily for corporate clients in Japan that respond to wide-ranging client needs in relation to financing, investment management, risk hedging, settlement, M&A and other advisory services, digital services and leasing services. This business unit mainly consists of the wholesale businesses of SMBC, SMBC Trust Bank, SMFL, SMBC Nikko Securities and Sumitomo Mitsui Card, which merged with SMBC Finance Service Co., Ltd. (“SMBC Finance Service”), formerly a wholly-owned subsidiary of Sumitomo Mitsui Card, on April 1, 2024.

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

Settlement

The Retail Business Unit conducts credit card, installment and transaction businesses and provides customers with secure and convenient payment methods and offers a variety of settlement and finance services to meet diverse customer needs through Sumitomo Mitsui Card.

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

On April 1, 2024, Sumitomo Mitsui Card merged with SMBC Finance Service which had been Sumitomo Mitsui Card’s wholly-owned subsidiary and conducted credit card, installment (such as shopping credit and automobile loans) and solution (such as collection outsourcing and factoring) businesses. This merger was made for the purpose of enhancing the overall strength of the companies and accelerating our group’s initiatives for cashless payment strategy to address all payment needs of both consumers and merchants.

Consumer Finance

The Retail Business Unit offers a variety of consumer loan products including unsecured card loan products mainly through SMBC, Sumitomo Mitsui Card and its wholly-owned subsidiary, SMBC Consumer Finance, to meet the wide range of individual customers’ demand for funds. Also, SMBC Consumer Finance guarantees certain consumer loans made by SMBC and other financial institutions.

In April 2023, Sumitomo Mitsui Card acquired all shares of SMBC Mobit Co., Ltd. from SMBC Consumer Finance and made it a wholly-owned subsidiary and subsequently, in July 2023, Sumitomo Mitsui Card merged with SMBC Mobit Co., Ltd. This reorganization was made in anticipation of a merger to strengthen our response to the settlement driven financing needs associated with customer purchases, which are expected to continue to grow along with the growth of the cashless market in Japan.

Housing Loans

The Retail Business Unit provides housing loans with a variety of terms and interest rates to meet diversified customer needs. Furthermore, this business unit offers a housing loan combined with an insurance policy that covers the repayment of the outstanding loan balance in the event the borrower is diagnosed with certain diseases. Housing loans are principally secured by collateral or supported by guarantees.

The Retail Business Unit operations are mainly conducted through a large and well-developed branch network. We had a domestic network consisting of 455 SMBC branch offices, 26 SMBC Trust Bank branch offices, 105 SMBC Nikko Securities branch offices and 300 SMBC Consumer Finance unstaffed branch offices at March 31, 2025. For the convenience of individual customers, some SMBC branches operate on weekday evenings and provide wealth management services through arranging consultation sessions on weekends and national holidays. Further, consumer loan promotion offices of SMBC offer housing loan consultation on weekends and national holidays.

The Retail Business Unit also operates an extensive network of ATMs in Japan. SMBC offers its customers’ access to ATMs, some of which are SMBC’s ATMs and the majority of which are ATMs made available through arrangements with other ATM providers such as convenience store chains. At March 31, 2025, the number of SMBC’s ATMs was 3,943. In addition, SMBC Consumer Finance offers its customers’ access to 619 automatic contract machines and ATMs at March 31, 2025.

This business unit also offers internet banking services for consumers. At March 31, 2025, SMBC’s internet banking services had approximately 22 million registered users. The users are able to transfer funds, perform balance inquiries, make time deposits and foreign currency deposits, and buy and sell investment trusts over the internet with smartphones and computers.

Moreover, in the credit card business, there are approximately 39 million card holders of Sumitomo Mitsui Card at March 31, 2025.

The Retail Business Unit is pursuing services tailored to the changing needs and behaviors of our customers by increasing the number of procedures that can be completed digitally or remotely, and expanding digital tools. In addition, through the development of joint branches shared by SMBC, SMBC Nikko Securities, and SMBC Trust Bank, we provide a one-stop service and achieve both greater convenience for customers and more efficient branch operations.

The Retail Business Unit promotes digitalization in a variety of areas, including the promotion of the use of debit cards and credit cards that address cashless payment needs, a smartphone application that allows our customers to easily and seamlessly view information on transactions with SMBC and Sumitomo Mitsui Card, and an automated chat service utilizing artificial intelligence. In March 2023, we launched a new digital financial service, “Olive,” allowing retail customers to seamlessly access various financial services such as banking services, payment services, finance services, securities services and insurance services through our smartphone application. SMBC is developing the “STORE,” which is a new kind of physical store branch, where customers can handle day-to-day procedures at their convenience, in easily accessible commercial facilities. At the “STORE,” customers can handle various procedures, such as updating their bank account information, by using devices which are connected to our call center during extended hours, including weekday evenings, weekends and national holidays.

Global Business Unit

The Global Business Unit supports the global businesses of a diverse range of clients, such as Japanese companies operating overseas, non-Japanese companies, financial institutions, government agencies, public corporations and retail clients of various countries. This business unit mainly consists of the global businesses of SMBC, SMBC Trust Bank, SMFL, SMBC Nikko Securities and their foreign subsidiaries. At March 31, 2025, we have a global network of 146 overseas offices.

Banking Business

The Global Business Unit provides a variety of tailored products and services to meet customer and market requirements, including loans, deposits, clearing services, trade finance, project finance, loan syndication, derivatives and global cash management services.

SMBC seeks to meet customers’ needs globally, together with the network of our foreign subsidiaries such as SMBC Bank International plc, Sumitomo Mitsui Banking Corporation (China) Limited, PT Bank SMBC Indonesia Tbk (which changed its corporate name from PT Bank BTPN Tbk in October 2024), SMBC MANUBANK (which changed its corporate name from Manufacturers Bank in November 2023), SMBC Bank EU AG, SMFG India Credit Company Limited and our foreign associates, including ACLEDA Bank Plc, Vietnam Prosperity Joint-Stock Commercial Bank and VPBank SMBC Finance Company Limited.

In November 2021, we acquired a 74.9% equity interest in Fullerton India, which became our subsidiary. Fullerton India has a pan-India distribution network. This acquisition was made in order to gain a retail finance platform in India and further expand our business franchise in Asia. Fullerton India changed its name to SMFG India Credit Company Limited on May 11, 2023. Subsequently, in March 2024, we acquired the remaining 25.1% equity interest in SMFG India Credit Company Limited and made it our wholly-owned subsidiary.

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

Securities and Derivatives Business

In overseas markets, the Global Business Unit provides services such as equity and fixed income sales and trading, underwriting activities, Japanese stock brokerage, M&A advisory and derivatives through SMBC Nikko Capital Markets Limited, SMBC Bank EU AG, SMBC Nikko Securities America, Inc., SMBC Capital Markets Inc. and SMBC Capital Markets (Asia) Limited, which are subsidiaries of SMBC in Europe, Middle East and Africa, the United States and Asia. In addition, this business unit provides services such as equity and fixed income sales and trading, underwriting activities, Japanese stock brokerage and M&A advisory services through SMBC Nikko Securities (Hong Kong) Limited and SMBC Nikko Securities (Singapore) Pte. Ltd. Together with other SMBC Nikko Securities’ subsidiaries and affiliates, this business unit offers high quality financial services to clients on a global basis. Further, we have been strengthening strategic capital and business alliances with Jefferies Financial Group, Inc., a U.S. general securities firm, and expanding the business and regions covered by the collaboration.

Leasing Business

The Global Business Unit provides a variety of leasing services related to the construction machinery, transportation equipment, industrial machinery, medical equipment and other categories mainly through SMFL’s offices overseas. This business unit also offers aircraft leasing services through SMBC Aviation Capital Limited, a subsidiary of SMFL.

In December 2023, we transferred our entire interest in SMBC Rail Services LLC, our railcar operating leasing subsidiary in the United States, to a non-affiliate investment company. As a result, SMBC Rail Services LLC is no longer our subsidiary.

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

Asset Management

We provide mutual funds and investment management services such as alternative investment strategy, customized portfolio products, and active investment strategy for a wide range of investors in order to aim to achieve sustainable long-term growth through SMDAM and TT International Asset Management Ltd.

Management Policies

In May 2023, we announced our new medium-term management plan, “Plan for Fulfilled Growth” for the three-year period through March 2026. In the medium-term management plan, we aim to realize “Growth with Quality” by addressing the paradigm shift in our business environment and further evolving our initiatives by leveraging our consolidated capabilities.

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

Revenues by Region

The following table sets forth the percentage of our total operating income under IFRS for the fiscal years ended March 31, 2025, 2024 and 2023, based on the total operating income of our offices in the indicated regions. In Japan, we compete with other major Japanese banking groups and financial service providers. Outside Japan, we mainly compete with global financial institutions in the Americas, Europe and Middle East, and Asia and Oceania.

	For the fiscal year ended March 31,
	2025	2024	2023
Region:
Japan	29%	36%	48%
Foreign:
Americas	34%	29%	21%
Europe and Middle East	9%	10%	9%
Asia and Oceania (excluding Japan)	28%	25%	22%

Total	100%	100%	100%

Seasonality

Our business is not materially affected by seasonality.

Sources and Availability of Raw Materials

We are not reliant on any particular source of raw materials.

Marketing Channels

See “—Description of Operations and Principal Activities” for information on our marketing channels.

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

The Banking Act authorizes the FSA to inspect banks and bank holding companies in Japan at any time and with any frequency. The FSA monitors the financial soundness of banks and the status and performance of their control systems and reviews their compliance with laws and regulations. The FSA had issued guidelines on its inspection of financial institutions called the Financial Inspection Manual. The Financial Inspection Manual itself did not have the force of law, but the FSA’s inspections of banks had been based on the Financial Inspection Manual, which emphasized the need for bank self-assessment rather than assessment based on the advice of the government authority and risk management by each bank instead of a mere assessment of its assets. In December 2017, the FSA published a report on its supervisory approaches and transformation, which was revised in June 2018. Based on the report, the FSA introduced its new supervisory approaches, which include expanding the scope of its supervisory approaches from a backward-looking, element-by-element compliance check to substantive, forward-looking and holistic analysis and judgment, leading to the FSA’s repeal of the Financial Inspection Manual in December 2019. Following an inspection, the FSA may exercise its authority over a bank under the Banking Act to suspend or terminate its banking business.

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

Regulations Regarding Capital Adequacy and Liquidity

Capital Adequacy Requirement

In 1988, the BCBS issued the Basel Capital Accord. The Basel Capital Accord sets minimum risk-weighted capital ratios for the purpose of maintaining sound management of banks which have international operations. The minimum risk-weighted capital ratio required was 8% on both a consolidated and nonconsolidated basis. In 2004, the BCBS issued the amended Basel Capital Accord (“Basel II”), which includes detailed measurement of credit risk, the addition of operational risk, a supervisory review process and market discipline through disclosure. These amendments did not change the minimum risk-weighted capital ratio of 8% applicable to banks with international operations (including SMBC). These rules took effect in Japan in 2007, and since 2008, banks have been able to apply the advanced IRB approach for credit risk and the advanced measurement approach for operational risk.

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

These capital reforms were phased in from January 2013 to January 2019. The minimum common equity requirement, the minimum Tier 1 capital requirement and the total minimum capital requirement have been 4.5%, 6% and 8%, respectively, since January 2015. Moreover, banks have been required to hold a capital conservation buffer of 2.5% to withstand future periods of stress since January 2019. As a result, taking the capital conservation buffer into account, the minimum common equity requirement, the minimum Tier 1 capital requirement and the total minimum capital requirement have been 7%, 8.5% and 10.5%, respectively, since January 2019. In addition, a countercyclical buffer within a range of 0% to 2.5% of Common Equity Tier 1 capital has been implemented according to national circumstances. In December 2010, the BCBS published the new Basel III rules text. To reflect changes made by the BCBS, the FSA changed its capital adequacy guidelines. The FSA’s changes have mostly been applied from March 31, 2013, which generally reflect the main measures of the minimum capital requirements of the BCBS that started to be phased in on January 1, 2013 and have been fully applied from March 2019. The FSA’s changes which reflect capital buffer requirements under Basel III and the G-SIB capital surcharge described below have been applied from March 2016.

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

In March 2020, the GHOS endorsed a set of measures to provide additional operational capacity for banks and supervisors to respond to the immediate financial stability priorities resulting from the impact of the COVID-19 pandemic on the global banking system. According to the measures, the implementation timeline of the outstanding Basel III standards has been deferred by one year. The revised framework, other than revisions to the capital floor, were scheduled to take effect from January 1, 2023. The revisions to the capital floor were scheduled to be phased in from January 1, 2023, with an initial capital floor of 50%, and were scheduled to reach 72.5% by January 1, 2028. In March 2020, in light of the above changes, the FSA announced its plan to defer the implementation of Basel III standards in Japan by one year, to March 31, 2023. In September 2021, the FSA announced its plan to allow domestic banks which do not use internal models to calculate the amount of credit risk to delay the application of the Basel III standards in Japan for another year, to March 31, 2024. Furthermore, in March 2022, the FSA announced that it would defer the implementation of Basel III standards in Japan based on international developments and dialogue with stakeholders, (i) for domestic banks which use internal models to calculate the amount of credit risk and internationally active banks, including us, to March 31, 2024 and (ii) for domestic banks which do not use internal models to calculate the amount of credit risk to March 31, 2025 (in both cases, excluding banks that have notified the FSA that they wish to apply Basel III standards earlier). In April 2022 and November 2022, the FSA published amendments to the regulatory notices regarding credit risk, credit valuation adjustment risk, market risk and operational risk for implementation of the Basel III standards in Japan.

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

In June 2020, the FSA published and implemented amendments to its guidelines for the leverage ratio, which mainly exclude deposits with the BOJ from the denominator for the calculation of the leverage ratio in order to maintain harmonization with the monetary policy implemented by the BOJ and the prudential regulations for banks and other financial institutions. In July 2022, the FSA published amendments to its guidelines for the leverage ratio. Under the amended guidelines, the leverage ratio buffer requirement for G-SIBs in Japan took effect from March 31, 2023, while the finalized definition of the leverage ratio exposure measure took effect from March 31, 2024, except for banks that had notified the FSA that they wished to apply amended requirements earlier. Furthermore, in November 2022, the FSA published amendments to its guidelines for the leverage ratio, which provided that, effective from April 1, 2024, the minimum leverage ratio is increased from 3% to 3.15%, the minimum leverage-based Total Loss-Absorbing Capacity ratio is increased from 6.75% to 7.10% and the leverage buffer applicable to G-SIBs is increased by 0.05%, while continuing to exclude amounts of deposits with the BOJ from the total exposure, taking into account exceptional macroeconomic conditions and other circumstances.

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

From April 2022 to March 2025, the DIC received annual insurance premiums from member deposit-taking institutions amounting to 0.021% of deposits primarily for payment and settlement purposes and 0.014% of deposits for other deposits, and from April 2025, they amounted to 0.022% and 0.014%, respectively.

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

Restrictions on Activities of a Bank Holding Company

Under the Banking Act, a bank holding company is required to enhance group management by measures including: establishment of a basic policy for such group, coordination of conflicts of interest among group companies, development of a group compliance system and others. A bank holding company, with prior approval of the Government of Japan, is permitted to perform certain functions (such as “back office” or “middle office” functions) on behalf of its group companies, as specified by regulation.

In general, a bank holding company is prohibited from carrying on any business other than the management of its subsidiaries and other incidental businesses. A bank holding company may have any of the following as a subsidiary: a bank, a securities company, an insurance company or a foreign subsidiary that engages in the banking, securities or insurance business. In addition, a bank holding company may have as a subsidiary any company that engages in finance-related business, such as a credit card company, a leasing company or an investment advisory company. Certain companies that are designated by ministerial ordinance as those that cultivate new business fields may also become a subsidiary of a bank holding company. Furthermore, a bank or a bank holding company, with prior approval of the government, is permitted to hold voting rights of companies conducting businesses that contribute to or are expected to contribute to the sophistication of the banking business or the enhancement of customer convenience by utilizing information technology or other technologies, regardless of the shareholding restriction.

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

Act on the Provision of Financial Services and the Development of the Accessible Environment Thereto

The Act on Provision of Financial Services and the Development of the Accessible Environment Thereto, which was renamed from the Act on the Provision of Financial Services in February 2024, protects consumers from incurring unexpected losses from the purchase of financial products. Under the Act, sellers of financial products have a duty to their potential customers to explain important matters (i.e., the nature and magnitude of risk involved) regarding the financial products that they sell. If a seller fails to comply with the duty, the loss in value of the purchased investment product due to the failure to explain is refutably presumed to be the amount of the customer’s loss.

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

In November 2023, the Act was amended. A part of the amendment took effect from February 2024 and the Act was renamed as “Act on the Provision of Financial Services and the Development of the Accessible Environment Thereto.”

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

Installment Sales Act

In order to ensure the fairness of transactions with respect to installment and other sales, prevent damage to consumers and manage credit card numbers, the Installment Sales Act imposes requirements on those who conduct installment sales businesses. Especially for credit card companies, these requirements include: (1) coverage of installment sales under the regulations; (2) measures to prevent inappropriate extensions of credit for certain credit transactions; (3) measures to prevent excessive lending for certain credit transactions that include requirements to investigate the payment ability of consumers by use of designated credit information organizations and prohibition of execution of credit agreements that exceed the payment ability of consumers; and (4) measures to protect certain information, such as credit numbers.

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

In October 2021, 136 countries agreed to the OECD/G20 Inclusive Framework on BEPS (“IF”), which stipulates a two-pillar solution. Pillar 2 is to ensure minimum level of taxation of at least 15% (global minimum taxation). In accordance with IF, the Income Inclusion Rule (“IIR”) of Pillar 2 was introduced as part of Japan’s 2023 and 2024 tax reforms and it became effective for the fiscal year commencing on or after April 1, 2024. The IIR stipulates that a constituent entity (“CE”) of a multinational enterprise group (“MNE Group”) that meets the consolidated revenue threshold is subject to an additional tax if the effective tax rate in the low-tax jurisdiction for any CE of the MNE Group is below the minimum tax rate of 15%. The Qualified Domestic Minimum Top-up Tax (“QDMTT”) of Pillar 2 was also introduced as part of Japan’s 2025 tax reform and it will become effective for the fiscal year commencing on or after April 1, 2026. The QDMTT operates to increase domestic tax liability to the minimum tax rate of 15% on certain qualifying profits earned by CEs that are either Japanese corporations or non-Japanese corporations having a permanent establishment within Japan.

Common Reporting Standard (CRS)

In order to prevent tax evasion and avoidance through offshore financial accounts, the OECD developed the Common Reporting Standard (“CRS”), which calls on jurisdictions to obtain information on financial accounts of non-residents from their financial institutions and automatically exchange that information with other jurisdictions. From the perspective of implementation of the exchange of information based on the CRS, the Act on Special Provisions of the Income Tax Act, the Corporation Tax Act and the Local Tax Act Incidental to Enforcement of Tax Treaties as well as the cabinet and ministerial ordinances thereunder were amended, and those who open a financial account with a financial institution located in Japan must submit a self-certification indicating the name of the jurisdiction of residence, etc. Each financial institution must report information pertaining to financial accounts of specific non-residents and the information is automatically exchanged with tax administrations of each jurisdiction on an annual basis.

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

Privatization of Japan Post Holdings Co., Ltd.’s Subsidiaries

In December 2014, under the Postal Privatization Act, Japan Post Holdings Co., Ltd. (“Japan Post Holdings”), a joint stock corporation that holds shares of operating companies, published a plan for the listing of Japan Post Holdings, Japan Post Bank, one of the world’s largest deposit-taking institutions, and Japan Post Insurance Co., Ltd. (“Japan Post Insurance”) and the gradual disposition of its shares of Japan Post Bank and Japan Post Insurance down to approximately 50% ownership. In November 2015, each of Japan Post Holdings, Japan Post Bank and Japan Post Insurance publicly offered approximately 11% of their outstanding shares, respectively, and they were listed on the Tokyo Stock Exchange. In addition, Japan Post Holdings offered approximately 29% and 12% of Japan Post Bank’s outstanding shares in March 2023 and 2025, respectively. As a result, Japan Post Holdings’ ownership of Japan Post Bank’s outstanding shares fell below 50%, and Japan Post Bank is no longer required to receive prior approval of the Government of Japan to expand its business.

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

The Company, SMBC and SMBCAH are bank holding companies by virtue of their ownership of SMBC MANUBANK, and as such are subject to the U.S. Bank Holding Company Act of 1956 (codified at 12 U.S.C. 1841 et seq), as amended (“Bank Holding Company Act”), and are subject to regulation, supervision and examination by the Federal Reserve Board as their U.S. “umbrella supervisor.” The Company, SMBC and SMBCAH are required to serve as sources of financial strength to SMBC MANUBANK.

Restrictions on Business Activities

The Bank Holding Company Act prohibits, in principle, the bank holding company (here, the Company and SMBC) from engaging in, either directly or through their subsidiaries, activities outside of (i) banking activities, (ii) managing or controlling banks and other subsidiaries authorized under the Bank Holding Company Act, or (iii) activities closely related to banking, or managing or controlling banks as to be a proper incident thereto. However, if a bank holding company meets certain requirements and obtains the status of a financial holding company, it can also engage, either directly or through its nonbank subsidiaries, in the U.S. and abroad, in financial activities, either de novo or by acquisition, by providing after-the-fact notice to the Federal Reserve Board. In this regard, the following, for example, are delineated as activities that are financial in nature.

•	Lending, exchanging, transferring, investing for others, or safeguarding money or securities.

•

Insuring, guaranteeing, or indemnifying against loss, harm, damage, illness, disability, or death, or providing and issuing annuities, and acting as principal, agent, or broker for purposes of the foregoing, in any State.

•	Underwriting, dealing in, or making a market in securities.

•

Making merchant banking investments in non-financial companies for a limited period of time, as long as the financial holding company does not directly or indirectly manage the non-financial companies’ day-to-day activities, and the financial holding company’s banking subsidiaries engage only in permitted cross-marketing with the non-financial companies.

Unless otherwise limited by the Federal Reserve Board, financial holding companies generally can engage in financial-in-nature activities by providing written notice describing the activity commenced or conducted by a company it acquires not later than 30 calendar days after commencing the activity or consummating an acquisition, as the case may be.

The Company, SMBC and SMBCAH have all elected to be treated as financial holding companies. The Company, SMBC, SMBCAH and SMBC MANUBANK, as our U.S. insured depository institution subsidiary, are required to be “well capitalized” and “well managed,” including maintenance of examination ratings that are at least satisfactory, in order for the Company, SMBC, and SMBCAH to continue to be treated as financial holding companies. In April 2019, SMBC and its New York branch entered into a written agreement with the Federal Reserve Bank of New York requiring SMBC and its New York branch to address certain deficiencies relating to the New York branch’s anti-money laundering and economic sanctions compliance program. SMBC and its New York branch are required, among other things, to implement corrective measures and submit periodic progress reports to the Federal Reserve Bank of New York. Furthermore, because of the deficiencies identified in the written agreement, we no longer meet the requirements to be treated as a financial holding company. Additionally, pending completion of a remediation plan to fulfill these requirements, we are currently subject to constraints on our ability to pursue certain new categories of financial activities and execute acquisitions of companies engaged in financial activities in the United States. Failure to rectify the underlying conditions that have given rise to these restrictions within the prescribed timeframe may necessitate the divestiture or cessation of certain business activities in the United States.

Under the Bank Holding Company Act, the Company, SMBC and SMBCAH are also required to obtain the prior approval of the Federal Reserve Board before directly or indirectly acquiring the ownership or control of more than 5% of the outstanding shares of any class of voting securities of U.S. banks, certain other depository institutions and bank or depository institution holding companies. In addition, SMBC’s U.S. banking operations (including SMBC MANUBANK and SMBC’s U.S. branches) are also restricted from engaging in certain “tying” arrangements where a bank conditions the availability or price of one product on a requirement that the customer also obtain another product from the bank or an affiliate of the bank.

Section 13 of the Bank Holding Company Act (codified at 12 U.S.C. 1851), known as the Volcker Rule, which was added by Section 619 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) imposes restrictions on the ability of banking entities such as the Company, SMBC, SMBCAH and SMBC MANUBANK and most of their affiliates, to engage as principal in proprietary trading activities, or sponsor, invest in, or retain investments in certain private equity, hedge or similar funds, subject to a number of exclusions and exemptions, including ones that limit the Volcker Rule’s extraterritorial reach.

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

U.S. Financial Regulatory Reform

Both the scope of the U.S. laws and regulations and the intensity of supervision have increased in recent years, including in response to recent high-profile failures of large state-chartered banks, which heightens the uncertainty about upcoming regulatory reforms and their potential impacts on our and SMBC’s business activities in the United States. Regulatory enforcement and fines have also increased across the banking and financial services sector. We expect the Trump administration will seek to implement a regulatory reform agenda that is significantly different than that of the Biden administration, potentially impacting the rulemaking, supervision, examination, and enforcement priorities of the federal banking agencies.

The Dodd-Frank Act provides a broad framework for addressing, among other issues, systemic risk oversight, bank capital standards, the resolution of failing systemically significant financial institutions, OTC derivatives, the ability of banking entities to engage in proprietary trading activities and invest in hedge funds and private equity funds, consumer and investor protection, and securitization. Under the Dodd-Frank Act, the Federal Reserve Board has imposed greater capital, leverage and liquidity requirements and other heightened prudential standards for bank holding companies and foreign banking organizations that exceed certain thresholds. In imposing heightened prudential standards on foreign banking organizations such as us and SMBC, the Federal Reserve Board is directed to take into account the principle of national treatment and equality of competitive opportunity, and the extent to which the non-U.S. bank holding company is subject to comparable home country standards.

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

In July 2023, the U.S. federal bank regulatory agencies issued a Notice of Proposed Rulemaking (“NPR”) for the implementation of the Final Basel III reforms in the U.S., with a comment period that closed in January 2024. If adopted as proposed, the NPR would implement the most wide-ranging and significant changes to the U.S. capital rules since 2013, requiring Category I-IV banking organizations and their depository institution subsidiaries to calculate risk-weighted assets under both the current standardized approach and a new, more risk sensitive, approach, referred to as the “Expanded Risk-Based Approach.” The calculation of total risk-weighted assets under the Expanded Risk-Based Approach would include standardized approaches for credit risk, operational risk and credit valuation adjustment risk, as well as a new approach for market risk that would be based on internal models and standardized supervisory models. If SMBCAH became designated as our U.S. intermediate holding company for purposes of the EPS Rules (because it passed the applicable asset threshold thereunder), then under the proposal as adopted, SMBCAH and its depository institution subsidiaries would be subject to minimum capital requirements and buffer requirements based on capital ratios determined under both the current standardized approach and the Expanded Risk-Based Approach. However, change in leadership at the U.S. federal banking agencies following the 2024 U.S. presidential election has made it uncertain if and when, a final rule will be adopted, and if so adopted, whether and to what extent it will differ from the NPR. As a result, the timing and content of any final rule, and the potential effects of any final rule on our and SMBC’s business activities in the United States, remain uncertain.

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

Prior to the U.S. withdrawal from the JCPOA, the United States, along with the European Union, provided Iran with certain sanctions relief. On Implementation Day, the U.S. government revoked certain Iran-related Executive Orders, temporarily waived certain statutory provisions and removed various individuals and entities from the Specially Designated Nationals and Blocked Persons List (the “SDN List”) maintained by OFAC. However, certain U.S. secondary sanctions targeting Iran remained in effect, including those targeting significant transactions involving Iranian or Iran-related SDNs or the Islamic Revolutionary Guard Corps.

In November 2018, following certain wind-down periods, the United States fully re-imposed sanctions (both primary and secondary) that had been waived or lifted under the JCPOA. On the same day, OFAC added back to the SDN List a number of parties that had been removed on Implementation Day from the list. Persons engaged in targeted activities involving Iran face exposure to secondary sanctions or enforcement actions under U.S. law. It is SMBC’s policy not to conduct activities that are impermissible under secondary sanctions. Additionally, in 2019 and 2020, during his first term, President Trump issued further Iran-related Executive Orders, including orders authorizing sanctions with respect to additional sectors of the Iranian economy, including metals, mining, manufacturing, textiles, construction, and other sectors identified by the Secretary of the Treasury. Pursuant to one of these orders, Executive Order 13902, on October 8, 2020, the Secretary of the Treasury identified the financial sector of the Iranian economy as subject to sanctions and OFAC added 18 major Iranian banks to the SDN List. As a result of this action, non-U.S. financial institutions that engage in non-humanitarian transactions involving the listed 18 banks may be targeted by secondary sanctions.

After a transition period in which certain countries, including Japan, were granted temporary “significant reduction exceptions” that permitted some purchases of oil from Iran to continue without risking sanctions, the United States also fully resumed efforts to reduce Iran’s crude oil sales, backed by the potential threat of correspondent account sanctions targeting foreign financial institutions. These exceptions expired in May 2019 without further extension. Additional Iran-related sanctions were imposed during both the first Trump administration and the Biden administration, and the European Union joined the United States to impose sanctions on Iranian individuals and entities in response to Iran’s treatment of protestors and provision of material support to Russia’s aggression against Ukraine.

On February 4, 2025, President Trump issued a National Security Presidential Memorandum (NSPM-2) that directed U.S. government agencies to implement a “maximum pressure” sanctions enforcement policy against Iran. Pursuant to this policy, the U.S. government has recently sanctioned a number of Iranian and non-Iranian persons for involvement in the purchase or transportation of Iranian oil and other activities of concern. Additional sanctions enforcement policies are likely in the future.

U.S. Sanctions Relating to Russia and Ukraine

In response to Russia’s aggression against Ukraine in February 2022, the U.S. government has imposed significant sanctions and export control measures targeting Russia. In broad terms, the U.S. restrictions enacted to date include: territorial embargoes on the Donetsk People’s Republic and Luhansk People’s Republic regions of Ukraine, prohibitions on trade in certain goods and services between the United States and Russia and new investment in Russia by U.S. persons, asset blocking sanctions on a number of Russian individuals and entities, restrictions on transactions involving certain Russian financial institutions and Russia’s Central Bank, National Wealth Fund, and Ministry of Finance, and restrictions on dealing in Russian sovereign debt and debt or equity of certain Russian companies. In December 2023, President Biden issued Executive Order 14114, which authorizes the imposition of sanctions on non-U.S. financial institutions that engage in significant transactions involving persons sanctioned by the U.S. government for operating in the technology, defense and related materiel, construction, aerospace, or manufacturing sectors of the Russian Federation economy or involving Russia’s military-industrial base. On June 12, 2024, the U.S. Treasury Department announced that it was broadening the definition of Russia’s military-industrial base to include all persons blocked pursuant to Executive Order 14024, meaning that non-U.S. financial institutions risk being sanctioned for conducting or facilitating significant transactions, or providing any service, involving such blocked persons. While the Trump administration has signaled some openness to easing Russia-related sanctions in connection with efforts to reach a political resolution to the conflict in Ukraine, it is unclear when or if this may occur, and it is also possible that additional or expanded sanctions may be imposed in the future. The 2022 and 2023 Russia-related sanctions are in addition to sanctions previously enacted by the U.S. government in response to Russia’s 2014 annexation of Crimea, including those under the U.S. Ukraine-/Russia-Related Sanctions Regulations, the Ukraine Freedom Support Act of 2014 (signed into law on December 18, 2014), as amended by the Countering America’s Adversaries Through Sanctions Act of 2017 (signed into law in August 2017) (the “UFSA” ), and “sectoral”

sanctions on the financial, energy and defense sectors of the Russian economy. The UFSA mandates prohibitions or strict limitations on the opening or maintaining of correspondent or payable-through accounts in the United States by non-U.S. financial institutions determined by the U.S. government (i) to have knowingly engaged in on or after December 18, 2014 in significant transactions involving certain activities described in the Act, including those involving individuals or entities on whom sanctions are imposed pursuant to the Act for making a significant investment in a project for the extraction of deepwater, Arctic offshore or shale formation crude oil in Russia, or (ii) to have knowingly facilitated, on or after June 16, 2015, a significant financial transaction on behalf of any Russian individual or entity included on the SDN List pursuant to Ukraine-related sanction programs.

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

In response to concerns that companies linked to the Chinese military have used access to U.S. capital markets to improve Chinese military and intelligence capabilities, in November 2020, during his first term, President Trump issued Executive Order 13959, which was subsequently amended in January 2021 by Executive Order 13974. In June 2021, President Biden issued Executive Order 14032, which further amended Executive Order 13959 to rescind the Trump administration sanctions and replace them with similar restrictions applicable to a modified list of Chinese companies operating in the defense or surveillance technology sectors of the Chinese economy. As amended by Executive Order 14032, Executive Order 13959 prohibits U.S. persons from purchasing or selling publicly traded securities issued by the companies named in the Annex to or designated pursuant to the order, as well as publicly traded securities that are derivatives of or provide investment exposure to such securities. The amended order’s prohibitions became effective in August 2021 with respect to securities of or linked to companies named in the Annex to the order, and will take effect 60 days after the date of listing for companies named pursuant thereto. Executive Order 13959, as amended, provides a 365-day period from the date of the relevant company’s listing in or pursuant to the order during which U.S. persons may purchase or sell affected securities for purposes of divestment. On February 21, 2025, President Trump issued a memorandum concerning his “America First Investment Policy” that, among other things, directed U.S. government agencies to evaluate whether additional sanctions pursuant to Executive Order 13959, as amended, are appropriate.

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

U.S. Sanctions Relating to Burma

In February 2021, in response to the military coup in Burma, President Biden issued Executive Order 14014, which authorizes the imposition of sanctions, among others, against persons responsible for undermining democratic processes and institutions in Burma, Burmese government and military officials, and immediate family members of such persons, as well as Burmese government agencies or instrumentalities and entities operating in the defense sector of the Burmese economy or other sectors identified by the Secretary of the Treasury. Pursuant to the Order, OFAC has imposed sanctions on a number of Burmese government and military officials and their associates, as well as on state-owned gem, pearl, oil and lumber enterprises, state holding companies, certain state-owned banks, and certain persons operating in the jet fuel sector of the Burmese economy. Sanctions against additional individuals and entities are possible in the future.

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

Disclosure Pursuant to Section 13(r) of the Securities Exchange Act of 1934

Section 13(r) of the Securities Exchange Act of 1934, as amended, requires an issuer to disclose whether it or any of its affiliates knowingly engaged in certain activities or transactions relating to Iran or with individuals or entities designated by the U.S. government under specified Executive Orders, even if those activities are not prohibited by U.S. law and are conducted outside the United States by non-U.S. affiliates. During the twelve months ended March 31, 2025, SMBC, an affiliate of SMFG engaged in activities subject to disclosure under Section 13(r). SMBC conducted these activities consistent with its internal policies and procedures, the policies and procedures of SMFG, and applicable laws and regulations, and to the extent they are not sanctionable under U.S. secondary sanctions. SMBC has discontinued activities that have become impermissible or subject to secondary sanctions as a result of changes in applicable laws and regulations.

SMBC provided remittance and other settlement services in connection with customers’ trade transactions between Japan and Iran. These transactions principally involved the exportation of civilian commercial products including medical devices from Japan and were conducted with an Iranian bank owned by the Government of Iran. These transactions did not involve entities or other persons listed on the SDN List at the time of the transaction and did not involve the settlement of U.S. dollar-denominated payments cleared through U.S. banks. SMBC has informed SMFG that it intends to continue to engage in these types of transactions only to the extent permitted under applicable regulations and to the extent they are not sanctionable under U.S. secondary sanctions. For the twelve months ended March 31, 2025, the gross revenue related to these transactions was ¥1.2 million, representing less than 0.0001% of SMFG’s total interest and fee income. SMFG does not allocate direct costs to interest and fee income and therefore does not calculate net profits with respect to these transactions.

SMBC has issued performance bonds and advance payment bonds that supported various projects, including the construction of petroleum plants in Iran. Some of these bonds had counterparties that were entities controlled by the Government of Iran. Some of these bonds have matured, and SMBC has not renewed and will not renew them unless permitted under applicable regulations and to the extent they are not sanctionable under U.S. secondary sanctions, but SMBC continues to have obligations under the matured performance bonds until they are returned or cancelled by the beneficiaries. SMBC has also received fees from its customers on whose behalf it issued the performance bonds. For the twelve months ended March 31, 2025, the gross revenue relating to these transactions was ¥0.5 million, representing less than 0.0001% of SMFG’s total interest and fee income. As noted above, SMFG does not allocate direct costs to interest and fee income and therefore does not calculate net profits with respect to these transactions. SMBC has informed SMFG that it intends to continue to accept fee income from its customers for whose account the performance bonds were issued and to pay the relevant fees to the Iranian banks, to the extent authorized by the Ministry of Finance of Japan or otherwise permitted under applicable regulations, until the bonds are returned or cancelled. However, SMBC strongly urges the relevant customers to ask the beneficiaries to agree to return or cancel the matured performance bonds.

SMBC has frozen the U.S. dollar accounts of all Iranian banks. SMBC has frozen Japanese yen accounts of government-owned Iranian banks, including an account for the Central Bank of Iran; all such accounts were frozen at the time of the designation of the relevant bank under Executive Order 13224 or 13902, as applicable. Certain transactions described in this disclosure were conducted through the use of one of such accounts prior to the designation of the relevant bank under Executive Order 13902. These transactions were conducted in accordance with Japanese law, and we do not believe that the transactions were sanctionable under U.S. sanctions that were in effect at the time the transactions occurred. SMBC has discontinued activities that have become impermissible or subject to secondary sanctions as a result of changes in applicable laws and regulations, including transactions involving the Central Bank of Iran whose account has been frozen. The gross revenue attributable to the accounts of government-owned Iranian banks for the twelve months ended March 31, 2025, was ¥25.3 million, representing about 0.0003% of SMFG’s total interest and fee income. SMFG does not allocate direct costs to interest and fee income and therefore does not calculate net profits with respect to these transactions. SMBC has informed SMFG that it intends to continue to maintain the Iranian accounts described above only to the extent permitted under applicable laws and regulations and to the extent the activities are not targeted by secondary sanctions.

As of the date of this annual report, to our knowledge, there is no other activity for the twelve months ended March 31, 2025 that requires disclosure under Section 13(r) of the Securities Exchange Act of 1934.

4.C. ORGANIZATIONAL STRUCTURE

The following chart presents our corporate structure summary at March 31, 2025.

(1)	These companies are our associates or joint ventures.
(2)	Chart indicates the classification of SMBC Group companies into each of SMBC Group-wide business segments.
(3)	The Bank of East Asia, Limited is no longer our associate, due to a reduction in our shareholding on May 14, 2025 and changes in the representation on its board of directors.

As the ultimate holding company of the SMBC Group, we are responsible for:

•	group strategy and management;

•	group resource allocation;

•	group financial accounting;

•	investor relations;

•	capital strategy;

•	group IT strategy;

•	HR management for group executives;

•	group risk management, internal control and compliance;

•	compensation schemes; and

•	efficiently harmonizing our operations on an SMBC Group-wide basis.

Principal Subsidiaries

Our principal subsidiaries at March 31, 2025 are shown in the list below. We consolidate all entities that we control. We control an entity when we are exposed, or have rights, to variable returns from our involvement with the entity and have the ability to affect those returns through our power over the entity.

Principal domestic subsidiaries

Company Name	Proportion of Ownership Interest(1)	Proportion of Voting Rights(1)	Main Business
	(%)	(%)
Sumitomo Mitsui Banking Corporation	100.0	100.0	Commercial banking
SMBC Trust Bank Ltd.	100.0	100.0	Trust Banking
SMBC Guarantee Co., Ltd.	100.0	100.0	Credit guarantee
SMBC Nikko Securities Inc.	100.0	100.0	Securities
Sumitomo Mitsui Card Company, Limited	100.0	100.0	Credit card
SMBC Consumer Finance Co., Ltd.	100.0	100.0	Consumer lending
JRI Holdings, Limited	100.0	100.0	Business management
The Japan Research Institute, Limited	100.0	100.0	System development, data processing, management consulting and economic research
Sumitomo Mitsui DS Asset Management Company, Limited	50.1	50.1	Investment management, and investment advisory and agency
Alternative Investment Capital Limited	60.0	60.0	Investment management and investment advisory
SMBC Venture Capital Co., Ltd.	100.0	100.0	Venture capital
SMBC Consulting Co., Ltd.	98.3	98.3	Management consulting and information services
Japan Pension Navigator Co., Ltd.	69.7	69.7	Operational management of defined contribution pension plans

(1)	Percentages of proportion of ownership interest and proportion of voting rights have been truncated.

Principal foreign subsidiaries

Company Name	Country of Incorporation	Proportion of Ownership Interest(1)	Proportion of Voting Rights(1)		Main Business
		(%)	(%)
SMBC Bank International plc	U.K.	100.0	100.0		Commercial banking
Sumitomo Mitsui Banking Corporation (China) Limited	China	100.0	100.0		Commercial banking
PT Bank SMBC Indonesia Tbk	Indonesia	98.5	91.0	(2)	Commercial banking
SMBC Americas Holdings, Inc.	U.S.A.	100.0	100.0		Bank holding company
SMBC MANUBANK	U.S.A.	100.0	100.0		Commercial banking
Banco Sumitomo Mitsui Brasileiro S.A.	Brazil	100.0	100.0		Commercial banking
JSC Sumitomo Mitsui Rus Bank	Russia	100.0	100.0		Commercial banking
SMBC Bank EU AG	Germany	100.0	100.0		Commercial banking
Sumitomo Mitsui Banking Corporation Malaysia Berhad	Malaysia	100.0	100.0		Commercial banking
SMBC Leasing and Finance, Inc.	U.S.A.	100.0	100.0		Leasing
SMBC Nikko Securities America, Inc.	U.S.A.	100.0	100.0		Securities
SMBC Nikko Capital Markets Limited	U.K.	100.0	100.0		Securities
SMBC Capital Markets, Inc.	U.S.A.	100.0	100.0		Derivatives
TT International Asset Management Ltd	U.K.	100.0	100.0		Investment management, and investment advisory and agency
SMFG India Credit Company Limited	India	100.0	100.0		Financial services

(1)	Percentages of proportion of ownership interest and proportion of voting rights have been truncated.
(2)

During the fiscal year ended March 31, 2020, we disposed of a 3.7% equity interest in PT Bank SMBC Indonesia Tbk (formerly known as PT Bank BTPN Tbk) to a third-party investor. Subsequently, in the fiscal year ended March 31, 2024, we disposed of an additional 3.7% to other third-party investors. The disposals were undertaken to ensure that PT Bank SMBC Indonesia Tbk is compliant with the free float requirement under the Indonesia Stock Exchange’s Rule. We had also entered into a commercial arrangement where the economic exposure resulting from the disposals is being retained. Therefore, the disposals have not resulted in a decrease in our ownership interests.

4.D. PROPERTY, PLANT AND EQUIPMENT

We own or lease the land and buildings in which we conduct our business. Most of the property that we operate in Japan is owned by us to be used by our branches. In contrast, our international operations are conducted out of leased premises. Our head office building in Marunouchi is leased from a third party. Our largest property is SMBC’s East Tower in Marunouchi, with a net carrying value of ¥161 billion, including the land and building, at March 31, 2025.

The following table shows the net carrying amount of our tangible fixed assets at March 31, 2025.

At March 31, 2025
(In millions)
Land	¥468,319
Buildings	335,181
Right of use assets	366,569
Others	148,933

Total	¥1,319,002

For further information, refer to Note 12 “Property, Plant and Equipment” to our consolidated financial statements included elsewhere in this annual report.

The total area of land related to our material office and other properties at March 31, 2025 was approximately 548,000 square meters for owned land and approximately 13,000 square meters for leased land.

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

The Japanese economy, as a whole, continued to recover gradually during the fiscal year ended March 31, 2025, supported by an increase in capital investments by businesses, although private consumption grew at a sluggish pace toward the end of the second half of the fiscal year.

Japanese gross domestic product (“GDP”) increased by 0.8% for the fiscal year ended March 31, 2025, compared with an increase of 0.6% in the previous fiscal year, based on data published in June 2025 by the Cabinet Office of the Government of Japan. The consumer price index for Japan (all items, less fresh food) (“CPI”) for the fiscal year ended March 31, 2025, increased by 2.7%, compared with an increase of 2.8% in the previous fiscal year, and the CPI in March 2025 increased by 3.2% compared to March 2024, based on data published in April 2025 by the Statistics Bureau of Japan.

The following table presents the quarter-on-quarter growth rates of Japanese GDP for the fiscal year ended March 31, 2024 and 2025.

	For the fiscal year ended March 31,
	2024				2025
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
Japanese GDP	0.6%	(1.0%)	(0.1%)	(0.3%)	1.0%	0.2%	0.6%	(0.0%)

Japanese GDP increased by 1.0% and 0.2% on a quarter-on-quarter basis, for the first and second quarters, respectively, of the fiscal year ended March 31, 2025. This was primarily due to an increase in private consumption, supported by gradual improvements in the employment and income conditions. Japanese GDP increased by 0.6% on a quarter-on-quarter basis for the third quarter of the fiscal year ended March 31, 2025, primarily due to increases in capital investments by businesses and exports of goods and services resulting from an increase in foreign tourist spending. However, it slightly decreased on a quarter-on-quarter basis for the fourth quarter of the fiscal year ended March 31, 2025, primarily due to sluggish growth in private consumption influenced by persistent inflation and a decrease in net exports of goods and services.

The employment situation as a whole improved gradually. The active job openings-to-applicants ratio published by the Ministry of Health, Labour and Welfare of Japan remained almost unchanged for the fiscal year ended March 31, 2025. According to the statistical data published by the Statistics Bureau of Japan, the unemployment rate was 2.5% in March 2025, a decrease of 0.1 percentage points from the same month of the previous year. The compensation of employees increased by 1.8% for the fiscal year ended March 31, 2025.

Further, according to Teikoku Databank, a research institution in Japan, there were approximately 10,100 corporate bankruptcies in Japan for the fiscal year ended March 31, 2025, an increase of 13.4% from the previous fiscal year, involving approximately ¥2.3 trillion in total liabilities, a decrease of 7.5% from the previous fiscal year.

Interest rates in Japanese financial and capital markets are affected by the monetary policy measures of the Bank of Japan (“BOJ”). In January 2016, in addition to the existing provision of ample funds, the BOJ announced the introduction of “quantitative and qualitative monetary easing with a negative interest rate.” Thereafter, the BOJ announced the introduction of a new policy framework, “quantitative and qualitative monetary easing with yield curve control” in September 2016. Under this policy framework, the BOJ would keep short-term interest rates down by maintaining its policy of applying a negative interest rate of minus 0.1% to certain excess reserves of financial institutions held at the BOJ. Moreover, the BOJ indicated it would purchase Japanese government bonds so that the yield of the 10-year Japanese government bonds would be close to around 0% to control long-term interest rates. In December 2022, in light of increased observed volatility in overseas financial and capital markets that affected markets in Japan, the BOJ expanded the range of 10-year Japanese government bonds yield fluctuations to between plus and minus 0.5%. In October 2023, the BOJ announced adjustments to its yield curve control policy and would regard the upper bound of 1.0% for 10-year Japanese government bonds yields as a reference in its market operations. Thereafter, in March 2024, the BOJ announced its conclusion that the policy frameworks of “quantitative and qualitative monetary easing with yield curve control” and the negative interest rate policy to date have fulfilled their roles based on its outlook toward the price stability target. In addition, the BOJ stated that it would encourage the uncollateralized overnight call rate to remain at around 0% to 0.1%, continue its long-term Japanese government bonds purchases with broadly the same amount as before and make nimble responses by further purchases of long-term Japanese government bonds in case of a rapid rise in long-term interest rates. On June 14, 2024, the BOJ announced that it would reduce its purchase amount of long-term Japanese government bonds after the July 2024 Monetary Policy Meeting. This is to ensure that long-term interest rates would be formed more freely in financial markets. Subsequently, on July 31, 2024, the BOJ stated that it would encourage the uncollateralized overnight call rate to remain at around 0.25% and had decided on a plan to reduce its monthly purchase amount of long-term Japanese government bonds by about ¥400 billion each calendar quarter, in principle, from about ¥5.7 trillion in July 2024 to about ¥3 trillion in January-March 2026. On January 24, 2025, the BOJ stated that it would encourage the uncollateralized overnight call rate to remain at around 0.5%. On June 17, 2025, the BOJ stated that it had decided on a plan to reduce its monthly purchase amount of long-term Japanese government bonds by about ¥200 billion each calendar quarter, in principle, from April-June 2026, so that it would be about ¥2 trillion in January-March 2027. Under such circumstances, the uncollateralized overnight call rate, which is the benchmark for short-term interest rates, was around 0.5% at March 31, 2025. The yield on newly issued 10-year Japanese government bonds, which is the benchmark for long-term interest rates, was around 1.5% at March 31, 2025.

The yen appreciated against the U.S. dollar from ¥151.34 at March 29, 2024 to ¥149.14 at March 31, 2025, according to the statistical data published by the BOJ.

The Nikkei Stock Average, which is a price-weighted average of 225 stocks listed on the Tokyo Stock Exchange, rose from ¥40,369.44 at March 29, 2024, to an all-time high of ¥42,224.02 at July 11, 2024. It subsequently dropped to ¥35,617.56 at March 31, 2025.

According to a report published by the Ministry of Land, Infrastructure, Transport and Tourism of Japan, the average residential land price and the average commercial land price in Japan increased by 2.1% and 3.9%, respectively, in the calendar year 2024.

During the fiscal year ended March 31, 2025, the global economy, as a whole, recovered gradually, although certain countries’ economies remained weak.

During the fiscal year ended March 31, 2025, the U.S. economy continued to recover, primarily due to an increase in private consumption supported by favorable employment and income conditions. However, it slowed down toward the end of the fiscal year, primarily due to an increase in imports of goods and services affected by a surge in demand ahead of the increase in tariffs. The European economy, as a whole, continued to recover gradually during the fiscal year ended March 31, 2025, primarily due to an increase in private consumption supported by easing inflation. However, economic outcomes varied across countries. In Asia, the Chinese economy slowed down during the fiscal year ended March 31, 2025, primarily due to sluggish momentum in the real estate market and a decrease in private consumption resulting from the sluggish employment situation, although exports of goods and services increased. Asian economies other than China, continued to recover gradually during the fiscal year ended March 31, 2025, primarily due to an increase in exports of IT-related goods.

In addition to economic factors and conditions, we expect that our results of operations and financial condition will be significantly affected by regulatory trends such as Japanese TLAC Standards, the Basel III reforms and the Dodd-Frank Act. For further information on regulations to which we are subject, risks associated with regulatory development and our management policy under this environment, see “Item 3.D. Risk Factors—Risks Related to Our Business,” “Item 4.B. Business Overview—Regulations in Japan, Regulations in the United States, Regulations in Other Jurisdictions and Description of Operations and Principal Activities—Management Policies.”

Factors Affecting Results of Operation

Income (Loss)

The major sources of our operating income are net interest income and net fee and commission income, alongside net income from trading, net income from financial assets and liabilities at fair value through profit or loss and net income from investment securities.

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

SMBC, like other banks in Japan, makes most domestic loans based on a short-term interest rate, the TIBOR, or a short-term prime rate, which are generally intended to reflect the cost of short-term yen funding and significantly affected by the monetary policy of the BOJ. For further information, see “Overview—Operating Environment.”

The following table sets forth SMBC’s short-term prime rate, three-month TIBOR, ordinary deposit rate, long-term prime rate and ten-year swap rate, at the dates indicated:

	At March 31,
	2025	2024	2023
Short-term prime rate	1.875%	1.475%	1.475%
Three-month TIBOR	0.821	0.261	0.075
Ordinary deposit rate	0.200	0.001	0.001
Long-term prime rate	2.350	1.600	1.450
Ten-year swap rate	1.374	0.903	0.713

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

Net Income from Trading, Net Income from Financial Assets and Liabilities at Fair Value Through Profit or Loss and Net Income from Investment Securities. We undertake significant trading activities involving a variety of financial instruments, including derivatives. Our income from these activities is subject to volatility caused by, among other things, changes in interest rates, foreign exchange rates, equity prices or other market variables. Any unexpected change in interest rates could affect the fair value of our interest rate derivative positions and our net income from trading activities. Net trading income consists of margins made on market-making and our customer business as well as changes in fair value of trading assets and liabilities and derivative financial instruments. It also includes net interest and dividend income on these instruments.

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

Most of our domestic equity instruments consist of publicly traded Japanese stocks. The Nikkei Stock Average increased by 44.0% from ¥28,041.48 at March 31, 2023, to ¥40,369.44 at March 29, 2024, and decreased by 11.8% to ¥35,617.56 at March 31, 2025. At March 31, 2025, we had net unrealized gains on domestic equity securities of ¥2,335,356 million, a decrease of ¥862,500 million from ¥3,197,856 million at March 31, 2024. For further information, see “Item 5.A. Operating Results—Financial Condition—Investment Securities.”

Equity Capital

In response to the imposition of more stringent regulatory capital requirements, we have been taking a proactive approach to managing our risk-weighted capital ratio by focusing on managing qualifying capital, including by building up our retained earnings, identifying risks, and controlling risk-weighted assets.

Foreign Currency Fluctuations

The average exchange rate used to convert dollars to yen in the consolidated financial statements included elsewhere in this annual report for the fiscal year ended March 31, 2025 was ¥152.62 per $1.00, compared to the previous fiscal year’s average exchange rate of ¥144.59 per $1.00. The percentage of revenue we earned from our foreign operations for the fiscal years ended March 31, 2025 and 2024 was 71% and 64%, respectively. For further information, see “Item 4.B. Business Overview—Revenues by Region.”

New and Amended Accounting Standards and Recent Accounting Pronouncements

See “New and Amended Accounting Standards Adopted by the Group” and “Recent Accounting Pronouncements” under Note 2 “Summary of Material Accounting Policies” to our consolidated financial statements included elsewhere in this annual report.

5.A. OPERATING RESULTS

For discussion about our operating results for the fiscal year ended March 31, 2023, including certain comparative discussion of the fiscal years ended March 31, 2024 and 2023, please refer to “Item 5. Operating and Financial Review and Prospectus—5.A. Operating Results” in our annual report on Form 20-F filed on June 27, 2024.

Under the economic and financial circumstances described in “Item 5. Operating and Financial Review and Prospects—Overview—Operating Environment,” we made a profit through our commercial banking and other financial services businesses. Our total operating income decreased by ¥103,069 million from ¥3,943,234 million for the fiscal year ended March 31, 2024 to ¥3,840,165 million for the fiscal year ended March 31, 2025, primarily due to decreases in net trading income (loss) and net income from financial assets and liabilities at fair value through profit or loss, which were partially offset by an increase in net interest income. Our net profit decreased by ¥379,306 million from ¥895,750 million for the fiscal year ended March 31, 2024 to ¥516,444 million for the fiscal year ended March 31, 2025, due to the decrease in total operating income described above and increases in impairment charges on financial assets and operating expenses, which were partially offset by a decrease in income tax expense.

Our total assets increased by ¥10,893,433 million from ¥281,271,637 million at March 31, 2024 to ¥292,165,070 million at March 31, 2025, primarily due to increases in reverse repurchase agreements and cash collateral on securities borrowed, investment securities and loans and advances.

Our total liabilities increased by ¥10,683,937 million from ¥264,992,539 million at March 31, 2024 to ¥275,676,476 million at March 31, 2025, primarily due to increases in deposits and repurchase agreements and cash collateral on securities lent.

Our total equity increased by ¥209,496 million from ¥16,279,098 million at March 31, 2024 to ¥16,488,594 million at March 31, 2025, primarily due to an increase in equity attributable to other equity instruments holders.

Operating Results

The following table presents information as to our income, expenses and net profit for the fiscal years ended March 31, 2025 and 2024.

	For the fiscal year ended March 31,
	2025	2024

	(In millions, except per share data)
Interest income	¥6,716,741	¥5,944,398
Interest expense	4,202,307	4,053,635

Net interest income	2,514,434	1,890,763

Fee and commission income	1,631,319	1,469,847
Fee and commission expense	314,931	233,715

Net fee and commission income	1,316,388	1,236,132

Net trading income (loss)	(186,688)	349,520
Net income from financial assets and liabilities at fair value through profit or loss	43,524	323,217
Net investment income	78,969	29,844
Net gains (losses) arising from derecognition of financial assets at amortized cost(1)	(32,179)	1,550
Other income(1)	105,717	112,208

Total operating income(1)	3,840,165	3,943,234

Impairment charges on financial assets	411,278	205,096

Net operating income(1)	3,428,887	3,738,138

General and administrative expenses	2,421,732	2,229,701
Other expenses(1)	495,587	461,018

Operating expenses(1)	2,917,319	2,690,719

Share of post-tax profit of associates and joint ventures	142,678	160,370

Profit before tax	654,246	1,207,789

Income tax expense	137,802	312,039

Net profit	¥516,444	¥895,750

Profit attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥478,132	¥873,346
Non-controlling interests	6,676	8,641
Other equity instruments holders	31,636	13,763
Earnings per share(2):
Basic	¥122.40	¥219.04
Diluted	122.36	218.98

(1)

For the fiscal year ended March 31, 2025, we presented “Net gains (losses) arising from derecognition of financial assets at amortized cost” as a separate line item in the consolidated income statements. This line item was not presented separately in prior years but was included within “Other income” and “Other expenses.” The comparative amounts have been restated to conform to the current presentation.

(2)

As resolved by the board of directors on May 15, 2024, we implemented a stock split of our common stock with an effective date of October 1, 2024, whereby each share of common stock owned by shareholders listed or recorded in the closing register of shareholders on the record date of September 30, 2024 was split into three shares. Basic and diluted earnings per share are calculated based on the assumption that the stock split had been implemented at the beginning of the fiscal year ended March 31, 2024.

Total operating income decreased by ¥103,069 million, or 3%, from ¥3,943,234 million for the fiscal year ended March 31, 2024 to ¥3,840,165 million for the fiscal year ended March 31, 2025, primarily due to decreases in net trading income (loss) of ¥536,208 million and net income from financial assets and liabilities at fair value through profit or loss of ¥279,693 million, which were partially offset by an increase in net interest income of ¥623,671 million. In addition, due to an increase in impairment charges on financial assets, net operating income also decreased by ¥309,251 million from ¥3,738,138 million for the fiscal year ended March 31, 2024 to ¥3,428,887 million for the fiscal year ended March 31, 2025.

Net profit decreased by ¥379,306 million from ¥895,750 million for the fiscal year ended March 31, 2024 to ¥516,444 million for the fiscal year ended March 31, 2025, as a result of the decrease in net operating income described above and an increase in general and administrative expenses, which were partially offset by a decrease in income tax expense.

Net Interest Income

The following tables show the average balances of our statement of financial position items, related interest income, interest expense, net interest income and average rates for the fiscal years ended March 31, 2025 and 2024.

	For the fiscal year ended March 31,
	2025			2024
	Average balance(3)	Interest income	Average rate	Average balance(3)	Interest income	Average rate
	(In millions, except percentages)
Interest-earning assets:
Interest-earning deposits with banks:
Domestic offices	¥61,132,777	¥150,660	0.25%	¥27,449,165	¥31,499	0.11%
Foreign offices	10,322,330	501,381	4.86%	11,070,392	572,765	5.17%

Total	71,455,107	652,041	0.91%	38,519,557	604,264	1.57%

Call loans and bills bought, reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	11,815,659	128,943	1.09%	11,379,074	79,841	0.70%
Foreign offices	11,631,865	442,859	3.81%	8,536,516	328,524	3.85%

Total	23,447,524	571,802	2.44%	19,915,590	408,365	2.05%

Investment securities(1):
Domestic offices	19,139,502	300,019	1.57%	18,289,128	236,610	1.29%
Foreign offices	9,152,913	325,716	3.56%	7,843,093	257,098	3.28%

Total	28,292,415	625,735	2.21%	26,132,221	493,708	1.89%

Loans and advances(2):
Domestic offices	73,086,292	1,281,714	1.75%	69,795,241	1,178,957	1.69%
Foreign offices	51,599,922	3,585,449	6.95%	47,182,431	3,259,104	6.91%

Total	124,686,214	4,867,163	3.90%	116,977,672	4,438,061	3.79%

Total interest-earning assets:
Domestic offices	165,174,230	1,861,336	1.13%	126,912,608	1,526,907	1.20%
Foreign offices	82,707,030	4,855,405	5.87%	74,632,432	4,417,491	5.92%

Total	¥247,881,260	¥6,716,741	2.71%	¥201,545,040	¥5,944,398	2.95%

	For the fiscal year ended March 31,
	2025			2024
	Average balance(3)	Interest expense	Average rate	Average balance(3)	Interest expense	Average rate
	(In millions, except percentages)
Interest-bearing liabilities:
Deposits:
Domestic offices	¥108,149,837	¥326,413	0.30%	¥103,168,004	¥217,776	0.21%
Foreign offices	43,249,557	1,914,192	4.43%	41,198,120	1,955,469	4.75%

Total	151,399,394	2,240,605	1.48%	144,366,124	2,173,245	1.51%

Call money and bills sold, repurchase agreements and cash collateral on securities lent:
Domestic offices	15,175,662	400,440	2.64%	12,475,833	360,268	2.89%
Foreign offices	10,225,014	520,983	5.10%	8,390,852	448,131	5.34%

Total	25,400,676	921,423	3.63%	20,866,685	808,399	3.87%

Borrowings and other interest- bearing liabilities:
Domestic offices	15,203,665	104,439	0.69%	16,314,414	112,145	0.69%
Foreign offices	1,601,867	105,820	6.61%	1,480,614	85,426	5.77%

Total	16,805,532	210,259	1.25%	17,795,028	197,571	1.11%

Debt securities in issue:
Domestic offices	11,013,058	607,210	5.51%	10,362,345	609,554	5.88%
Foreign offices	2,644,393	130,912	4.95%	2,443,321	131,215	5.37%

Total	13,657,451	738,122	5.40%	12,805,666	740,769	5.78%

Premiums for deposit insurance and others:
Domestic offices	—	28,639	—	—	26,579	—
Foreign offices	—	63,259	—	—	107,072	—

Total	—	91,898	—	—	133,651	—

Total interest-bearing liabilities:
Domestic offices	149,542,222	1,467,141	0.98%	142,320,596	1,326,322	0.93%
Foreign offices	57,720,831	2,735,166	4.74%	53,512,907	2,727,313	5.10%

Total	¥207,263,053	¥4,202,307	2.03%	¥195,833,503	¥4,053,635	2.07%

Net interest income and interest rate spread		¥2,514,434	0.68%		¥1,890,763	0.88%

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

The following tables show changes in our interest income, interest expense and net interest income based on changes in volume and changes in rate for the fiscal year ended March 31, 2025 compared to the fiscal year ended March 31, 2024.

	Fiscal year ended March 31, 2025 compared to fiscal year ended March 31, 2024 Increase / (decrease)
	Volume	Rate	Net change
	(In millions)
Interest income:
Interest-earning deposits with banks:
Domestic offices	¥60,200	¥58,961	¥119,161
Foreign offices	(37,446)	(33,938)	(71,384)

Total	22,754	25,023	47,777

Call loans and bills bought, reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	3,166	45,936	49,102
Foreign offices	117,967	(3,632)	114,335

Total	121,133	42,304	163,437

Investment securities:
Domestic offices	11,390	52,019	63,409
Foreign offices	45,389	23,229	68,618

Total	56,779	75,248	132,027

Loans and advances:
Domestic offices	56,745	46,012	102,757
Foreign offices	306,913	19,432	326,345

Total	363,658	65,444	429,102

Total interest income:
Domestic offices	131,501	202,928	334,429
Foreign offices	432,823	5,091	437,914

Total	¥564,324	¥208,019	¥772,343

	Fiscal year ended March 31, 2025 compared to fiscal year ended March 31, 2024 Increase / (decrease)
	Volume	Rate	Net change
	(In millions)
Interest expense:
Deposits:
Domestic offices	¥10,916	¥97,721	¥108,637
Foreign offices	94,653	(135,930)	(41,277)

Total	105,569	(38,209)	67,360

Call money and bills sold, repurchase agreements and cash collateral on securities lent:
Domestic offices	73,203	(33,031)	40,172
Foreign offices	94,293	(21,441)	72,852

Total	167,496	(54,472)	113,024

Borrowings and other interest-bearing liabilities:
Domestic offices	(7,664)	(42)	(7,706)
Foreign offices	7,363	13,031	20,394

Total	(301)	12,989	12,688

Debt securities in issue:
Domestic offices	35,857	(38,201)	(2,344)
Foreign offices	12,384	(12,687)	(303)

Total	48,241	(50,888)	(2,647)

Premiums for deposit insurance and others:
Domestic offices	2,060	—	2,060
Foreign offices	(43,813)	—	(43,813)

Total	(41,753)	—	(41,753)

Total interest expense:
Domestic offices	114,372	26,447	140,819
Foreign offices	164,880	(157,027)	7,853

Total	¥279,252	¥(130,580)	¥148,672

Net interest income:
Domestic offices	¥17,129	¥176,481	¥193,610
Foreign offices	267,943	162,118	430,061

Total	¥285,072	¥338,599	¥623,671

Interest Income

Our interest income increased by ¥772,343 million, or 13% from ¥5,944,398 million for the fiscal year ended March 31, 2024 to ¥6,716,741 million for the fiscal year ended March 31, 2025. Interest income on loans and advances increased by ¥102,757 million at domestic offices and by ¥326,345 million at foreign offices. The increase at domestic offices was primarily due to an increase in the average balance of loans, as we captured the steady demand for financing needs amid robust business activities, as well as an increase in the average rate of loans, reflecting an increase in loans with higher interest rates such as LBO and MBO financing which was partially offset by repayments of loans such as consumer housing loans with higher interest rates which had been extended in the past. The increase at foreign offices was primarily due to an increase in the average balance of loans as a result of our efforts to meet corporate customers’ financing needs.

Interest Expense

Our interest expense increased by ¥148,672 million, or 4%, from ¥4,053,635 million for the fiscal year ended March 31, 2024 to ¥4,202,307 million for the fiscal year ended March 31, 2025, primarily due to an increase in interest expenses on call money and bills sold, and repurchase agreements and cash collateral on securities lent and an increase in interest expenses on deposits. Our interest expense on call money and bills sold, and repurchase agreements and cash collateral on securities lent increased by ¥113,024 million, primarily due to increases in volume at both foreign and domestic offices, and our interest expense on deposits increased by ¥67,360 million, primarily due to an increase in interest rate at domestic offices.

Net Interest Income

Our net interest income increased by ¥623,671 million, or 33%, from ¥1,890,763 million for the fiscal year ended March 31, 2024, to ¥2,514,434 million for the fiscal year ended March 31, 2025. This was primarily due to an increase of loans and advances at foreign offices and domestic offices, which was partially offset by an increase in the average rate on deposits at domestic offices.

From the fiscal year ended March 31, 2024 to March 31, 2025, the average rate on loans and advances at domestic offices increased by 0.06 percentage points from 1.69% to 1.75%. The average rate on loans and advances at foreign offices increased by 0.04 percentage points from 6.91% to 6.95%, resulting in the total for loans and advances increasing by 0.11 percentage points from 3.79% to 3.90%. On the other hand, the average rate on deposits at domestic offices increased by 0.09 percentage points from 0.21% to 0.30%.

Net Fee and Commission Income

The following table sets forth our net fee and commission income for the periods shown.

	For the fiscal year ended March 31,
	2025	2024

	(In millions)
Fee and commission income from:
Loans	¥212,346	¥160,758
Credit card business	483,815	432,983
Guarantees	83,104	82,323
Securities-related business	245,651	196,019
Deposits	18,971	18,437
Remittances and transfers	159,024	152,121
Safe deposits	4,025	4,321
Trust fees	9,734	8,195
Investment trusts	191,689	166,532
Agency	8,636	9,538
Others	214,324	238,620

Total fee and commission income	1,631,319	1,469,847

Fee and commission expense from:
Remittances and transfers	31,672	30,197
Others	283,259	203,518

Total fee and commission expense	314,931	233,715

Net fee and commission income	¥1,316,388	¥1,236,132

Fee and commission income increased by ¥161,472 million, or 11%, from ¥1,469,847 million for the fiscal year ended March 31, 2024 to ¥1,631,319 million for the fiscal year ended March 31, 2025. Primary sources of fee and commission income are fees obtained through our credit card business, fees and commissions obtained through our securities-related business, fees and commissions obtained through investment trusts, loan transaction fees, and remittance and transfer fees. The increase in fee and commission income was primarily due to increases in fees from overseas loan transactions and domestic syndicates, and an increase in income from the credit card business reflecting an increase in cashless payments. Fee and commission income from securities-related business and investment trusts also increased due to an increase in underwriting fees resulting from capturing active corporate actions and steady performance of the asset management business reflecting favorable market conditions.

Fee and commission expense was ¥314,931 million for the fiscal year ended March 31, 2025, increased by ¥81,216 million from ¥233,715 million for the fiscal year ended March 31, 2024.

As a result, net fee and commission income increased by ¥80,256 million from ¥1,236,132 million for the fiscal year ended March 31, 2024 to ¥1,316,388 million for the fiscal year ended March 31, 2025.

Net Income (Loss) from Trading, Net Income from Financial Assets and Liabilities at Fair Value Through Profit or Loss, Net Income from Investment Securities and Net Gains (Losses) Arising from Derecognition of Financial Assets at Amortized Cost

The following table sets forth our net income (loss) from trading, net income from financial assets and liabilities at fair value through profit or loss, net income from investment securities and net gains (losses) arising from derecognition of financial assets at amortized cost for the periods shown.

	For the fiscal year ended March 31,
	2025	2024

	(In millions)
Net trading income (loss):
Interest rate	¥(35,575)	¥179,954
Foreign exchange	(188,913)	148,064
Equity	38,780	26,626
Credit	(2,237)	(4,668)
Others	1,257	(456)

Total net trading income (loss)	¥(186,688)	¥349,520

Net income from financial assets and liabilities at fair value through profit or loss:
Net income from financial assets mandatorily at fair value through profit or loss:
Net income from debt instruments	¥37,829	¥328,657
Net income (loss) from equity instruments	(2,573)	6,062
Net income (loss) from financial liabilities designated at fair value through profit or loss	8,268	(11,502)

Total net income from financial assets and liabilities at fair value through profit or loss	¥43,524	¥323,217

Net investment income:
Net loss from disposal of debt instruments	¥(45,357)	¥(85,823)
Dividend income	124,326	115,667

Total net investment income	¥78,969	¥29,844

Net gains (losses) arising from derecognition of financial assets at amortized cost	¥(32,179)	¥1,550

Net trading income (loss), which includes income and losses from trading assets and liabilities and derivative financial instruments, decreased by ¥536,208 million from net income of ¥349,520 million for the fiscal year ended March 31, 2024 to a net loss of ¥186,688 million for the fiscal year ended March 31, 2025. The decrease was primarily due to a decrease in net trading income (loss) from interest rate related transactions and foreign exchange transactions.

We have carried out hedging transactions mainly to hedge the interest rate risk of financial assets and liabilities and the foreign exchange risk of foreign currency denominated assets and liabilities. Of those hedges, economic hedges are economically effective for risk management but are not accounted for as hedge accounting under IFRS.

As for the economic hedges against interest rate risk, hedged items include loans and deposits and hedging instruments are derivative financial instruments such as interest rate swaps. As for the economic hedges against foreign exchange risk, hedged items are foreign currency denominated assets and liabilities and hedging instruments are currency derivatives. Economic hedge transactions may lead to accounting mismatches (i.e., when the gains or losses on the hedged items and hedging instruments do not arise at the same time, or the hedged items and hedging instruments do not offset each other either in profit or loss, or in other comprehensive income), and may result in significant fluctuations in net trading income (loss).

Net income from financial assets and liabilities at fair value through profit or loss decreased by ¥279,693 million from a net income of ¥323,217 million for the fiscal year ended March 31, 2024 to a net income of ¥43,524 million for the fiscal year ended March 31, 2025. This was primarily due to a decrease in net gains from changes in the fair value of equity index-linked investment trusts.

Net investment income increased by ¥49,125 million from ¥29,844 million for the fiscal year ended March 31, 2024 to ¥78,969 million for the fiscal year ended March 31, 2025. This was primarily due to a decrease in net losses from sales of bonds.

Net gains (losses) arising from derecognition of financial assets at amortized cost decreased by ¥33,729 million from net gains of ¥1,550 million for the fiscal year ended March 31, 2024 to net losses of ¥32,179 million for the fiscal year ended March 31, 2025. The decrease was primarily due to the sales of certain low-profit loans in the Europe and Middle East region.

Impairment Charges on Financial Assets

The following table sets forth our impairment charges (reversals) on financial assets for the periods shown.

	For the fiscal year ended March 31,
	2025	2024

	(In millions)
Loans and advances	¥378,791	¥222,894
Loan commitments	18,162	(13,875)
Financial guarantees	14,030	(3,923)
Investment securities	295	—

Total impairment charges on financial assets	¥411,278	¥205,096

Our impairment charges on financial assets consist of losses relating to loans and advances, loan commitments and financial guarantee contracts. Impairment charges on these financial assets are mainly affected by the economic environment and financial conditions of borrowers.

Impairment charges on financial assets increased by ¥206,182 million from ¥205,096 million for the fiscal year ended March 31, 2024 to ¥411,278 million for the fiscal year ended March 31, 2025. The increase was primarily due to an increase in the provision for loan losses related to some large corporate borrowers and the additional adjustments to the ECL allowance for the portfolios affected by the high tariff measures by the United States on its trading partner countries. For further information on provision for loan losses, see “—Financial Condition—Allowance for Loan Losses.”

General and Administrative Expenses

The following table sets forth our general and administrative expenses for the periods shown.

	For the fiscal year ended March 31,
	2025	2024

	(In millions)
Personnel expenses	¥1,128,120	¥1,028,875
Depreciation and amortization	292,363	276,534
Building and maintenance expenses	8,849	8,992
Supplies expenses	19,389	17,101
Communication expenses	32,853	31,650
Publicity and advertising expenses	203,347	172,807
Taxes and dues	115,639	100,428
Outsourcing expenses	124,878	144,994
Office equipment expenses	79,115	81,430
Others	417,179	366,890

Total general and administrative expenses	¥2,421,732	¥2,229,701

General and administrative expenses increased by ¥192,031 million, or 9%, from ¥2,229,701 million for the fiscal year ended March 31, 2024 to ¥2,421,732 million for the fiscal year ended March 31, 2025. The increase was primarily due to inflation and increases in expenses related to business development, as well as higher variable marketing costs in the credit card businesses.

Share of Post-tax Profit of Associates and Joint Ventures

Share of post-tax profit of associates and joint ventures decreased by ¥17,692 million from ¥160,370 million for the fiscal year ended March 31, 2024 to ¥142,678 million for the fiscal year ended March 31, 2025, primarily due to an increase in the share of loss of our foreign associate engaged in the consumer finance business.

Income Tax Expense

Income tax expense decreased by ¥174,237 million from ¥312,039 million for the fiscal year ended March 31, 2024 to ¥137,802 million for the fiscal year ended March 31, 2025. The decrease was primarily due to an increase in deferred tax benefit related to investment securities and derivative financial instruments.

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

Segmental Results of Operations

The following tables show our results of operations by business segment for the fiscal years ended March 31, 2025 and 2024.

For the fiscal year ended March 31, 2025:

	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total

	(In billions)
Consolidated gross profit(1)	¥931.3	¥1,377.3	¥1,344.9	¥636.6	¥(163.4)	¥4,126.7
General and administrative expenses	(328.1)	(1,110.3)	(903.3)	(196.0)	135.7	(2,402.0)
Others(2)	126.0	6.8	150.4	33.9	(322.5)	(5.4)

Consolidated net business profit	¥729.2	¥273.8	¥592.0	¥474.5	¥(350.2)	¥1,719.3

For the fiscal year ended March 31, 2024:

	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total

	(In billions)
Consolidated gross profit(1)	¥835.2	¥1,290.0	¥1,375.9	¥526.2	¥(288.5)	¥3,738.8
General and administrative expenses	(311.0)	(1,079.9)	(809.3)	(165.3)	114.9	(2,250.6)
Others(2)	107.9	5.6	78.3	29.0	(148.8)	72.0

Consolidated net business profit	¥632.1	¥215.7	¥644.9	¥389.9	¥(322.4)	¥1,560.2

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

The following are explanations of our results of operations by business segment for the fiscal year ended March 31, 2025. It also includes the changes from the previous year, which are adjusted by eliminating the impact of factors such as changes in interest rates and exchange rates that may distort the comparison.

Wholesale Business Unit

Consolidated gross profit for the fiscal year ended March 31, 2025 was ¥931.3 billion and increased by ¥105.4 billion on an adjusted basis compared to the fiscal year ended March 31, 2024. This was primarily due to increases in interest income on loans of SMBC and fees and commission income related to the securities business.

General and administrative expenses for the fiscal year ended March 31, 2025 was ¥328.1 billion and increased by ¥21.5 billion on an adjusted basis compared to the fiscal year ended March 31, 2024.

Others for the fiscal year ended March 31, 2025 was ¥126.0 billion.

As a result, consolidated net business profit for the fiscal year ended March 31, 2025 was ¥729.2 billion and increased by ¥95.0 billion on an adjusted basis compared to the fiscal year ended March 31, 2024.

Retail Business Unit

Consolidated gross profit for the fiscal year ended March 31, 2025 was ¥1,377.3 billion and increased by ¥118.9 billion on an adjusted basis compared to the fiscal year ended March 31, 2024. This was primarily due to increases in interest income on loans and deposits and income from the wealth management and payment businesses.

General and administrative expenses for the fiscal year ended March 31, 2025 was ¥1,110.3 billion and increased by ¥67.5 billion on an adjusted basis compared to the fiscal year ended March 31, 2024. This was primarily due to an increase in the variable marketing costs of the payment business.

Others for the fiscal year ended March 31, 2025 was ¥6.8 billion.

As a result, consolidated net business profit for the fiscal year ended March 31, 2025 was ¥273.8 billion and increased by ¥52.6 billion on an adjusted basis compared to the fiscal year ended March 31, 2024.

Global Business Unit

Consolidated gross profit for the fiscal year ended March 31, 2025 was ¥1,344.9 billion and increased by ¥44.4 billion on an adjusted basis compared to the fiscal year ended March 31, 2024. This was primarily due to an increase in interest income on loans.

General and administrative expenses for the fiscal year ended March 31, 2025 was ¥903.3 billion and increased by ¥105.9 billion on an adjusted basis compared to the fiscal year ended March 31, 2024. This was primarily due to increases in expenses related to overseas business development and enhancement of the governance system.

Others for the fiscal year ended March 31, 2025 was ¥150.4 billion.

As a result, consolidated net business profit for the fiscal year ended March 31, 2025 was ¥592.0 billion and decreased by ¥29.9 billion on an adjusted basis compared to the fiscal year ended March 31, 2024.

Global Markets Business Unit

Consolidated gross profit for the fiscal year ended March 31, 2025 was ¥636.6 billion and increased by ¥90.6 billion on an adjusted basis compared to the fiscal year ended March 31, 2024. This was primarily due to nimble portfolio management in the volatile market environment and an increase in the sales and trading profits.

General and administrative expenses for the fiscal year ended March 31, 2025 was ¥196.0 billion and increased by ¥20.4 billion on an adjusted basis compared to the fiscal year ended March 31, 2024.

Others for the fiscal year ended March 31, 2025 was ¥33.9 billion.

As a result, consolidated net business profit for the fiscal year ended March 31, 2025 was ¥474.5 billion and increased by ¥72.0 billion on an adjusted basis compared to the fiscal year ended March 31, 2024.

Financial Condition

Assets

Our total assets increased by ¥10,893,433 million from ¥281,271,637 million at March 31, 2024 to ¥292,165,070 million at March 31, 2025. The increase was primarily due to increases in reverse repurchase agreements and cash collateral on securities borrowed, investment securities and loans and advances.

Our assets at March 31, 2025 and 2024 were as follows.

	At March 31,
	2025	2024

	(In millions)
Cash and deposits with banks	¥76,669,401	¥78,750,443
Call loans and bills bought	5,200,789	5,336,280
Reverse repurchase agreements and cash collateral on securities borrowed	22,076,009	14,148,667
Trading assets	6,176,613	6,512,061
Derivative financial instruments	8,313,016	9,909,272
Financial assets at fair value through profit or loss	2,902,969	2,376,129
Investment securities	33,546,133	30,149,837
Loans and advances	125,190,819	121,716,465
Investments in associates and joint ventures	1,588,820	1,552,645
Property, plant and equipment	1,319,002	1,347,093
Intangible assets	1,091,194	1,025,548
Other assets	7,983,972	8,327,942
Current tax assets	43,157	61,175
Deferred tax assets	63,176	58,080

Total assets	¥292,165,070	¥281,271,637

Loans and Advances

Our main operating activity is the lending business. We make loans and extend other types of credit principally to corporate and individual customers in Japan and to corporate customers in foreign countries.

At March 31, 2025, our loans and advances were ¥125,190,819 million, or 43% of total assets, representing an increase of ¥3,474,354 million, or 3%, from ¥121,716,465 million at March 31, 2024. Our loans and advances at domestic offices increased as we captured the steady demand for financing amid robust business activities. Our loans and advances at foreign offices increased primarily due to our efforts to meet corporate customers’ financing needs reflecting the decrease in the market interest rate.

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

	At March 31,
	2025	2024

	(In millions)
Manufacturing	¥12,299,303	¥11,280,268
Agriculture, forestry, fisheries and mining	254,820	243,528
Construction	1,118,001	1,107,013
Transportation, communications and public enterprises	6,795,140	6,320,575
Wholesale and retail	6,413,857	6,222,405
Finance and insurance	3,962,719	3,877,554
Real estate and goods rental and leasing	18,144,037	16,921,046
Services	5,277,710	5,449,640
Municipalities	583,750	573,667
Lease financing	21,154	48,492
Consumer(1)	16,806,507	16,426,993
Others(2)	1,563,164	2,691,225

Total domestic	¥73,240,162	¥71,162,406

(1)	The balance in Consumer mainly consists of housing loans. The housing loan balances amounted to ¥11,120,139 million and ¥11,008,530 million at March 31, 2025 and 2024, respectively.
(2)	The balance in Others includes loans and advances to the Government of Japan.

Foreign

The following table shows the outstanding loans and advances to our customers whose domiciles are not in Japan, classified by industry, before deducting the allowance for loan losses, and adjusting unearned income, unamortized premiums-net and deferred loan fees-net at the dates indicated.

	At March 31,
	2025	2024

	(In millions)
Public sector	¥664,085	¥598,598
Financial institutions	12,415,685	10,874,863
Commerce and industry	32,682,288	33,669,222
Lease financing	300,322	276,063
Others	7,521,732	6,604,968

Total foreign	¥53,584,112	¥52,023,714

Allowance for Loan Losses

We calculate the allowance for loan losses using the latest assignment of obligor grades (our internal credit rating) and supplementary data such as the borrowers’ operating cash flows, realizable value of collateral and recent economic conditions.

In respect of additional ECL adjustments, we decided to make ECL adjustments for the portfolios affected by high tariff measures by the United States on its trading partner countries, the situation in Russia and Ukraine, the continuing high interest rates in foreign countries and the changes in the domestic business environment. At March 31, 2025, the additional adjustments to the ECL allowance for the portfolios affected by high tariff measures by the United States on its trading partner countries was ¥40,550 million. Further, our credit risk exposure to Russian borrowers was approximately ¥237 billion and the ECL for that exposure was ¥101,524 million. In addition, the additional adjustments to the ECL allowance for the portfolios affected by the continuing high interest rates in foreign countries and for the portfolios affected by the changes in the domestic business environment were ¥16,398 million and ¥13,868 million, respectively.

For the fiscal year ended March 31, 2025, the allowance for loan losses increased by ¥123,522 million, or 12.6%, from ¥979,000 million at beginning of the period to ¥1,102,522 million at end of period. The balance of the allowance for loan losses increases when a provision for loan losses is recognized and decreases when charge-offs are recognized through the sales of loans and write-offs. As we recorded a provision for loan losses of ¥378,791 million and charge-offs of ¥264,684 million for the fiscal year ended March 31, 2025, the provision for loan losses exceeded charge-offs and the overall allowance for loan losses increased.

The provision for loan losses increased by ¥155,897 million to ¥378,791 million for the fiscal year ended March 31, 2025 as compared to ¥222,894 million for the fiscal year ended March 31, 2024. The increase was primarily due to an increase in the provision for loan losses related to some large corporate borrowers and the additional adjustments to the ECL allowance for the portfolios affected by the high tariff measures by the United States on its trading partner countries. Charge-offs increased by ¥80,076 million from the previous fiscal year to ¥264,684 million for the fiscal year ended March 31, 2025. Charge-offs of domestic loans and advances decreased by ¥5,995 million compared to the previous fiscal year to ¥122,077 million for the fiscal year ended March 31, 2025. Charge-offs of foreign loans and advances increased by ¥86,071 million compared to the previous fiscal year to ¥142,607 million for the fiscal year ended March 31, 2025.

The following tables show our allowance for loan losses for each of the periods indicated.

	At March 31, 2025
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit- impaired	Total

	(In millions)
Allowance for loan losses:
Balance at April 1, 2024	¥196,325	¥257,542	¥525,133	¥979,000
Net transfers between stages	(11,743)	(20,651)	32,394	—
Provision for loan losses	109,536	17,264	251,991	378,791
Charge-offs(1)	—	—	264,684	264,684
Recoveries	—	—	18,553	18,553

Net charge-offs	—	—	246,131	246,131
Others(2)	1,234	(2,475)	(7,897)	(9,138)

Balance at March 31, 2025	¥295,352	¥251,680	¥555,490	¥1,102,522

	At March 31, 2024
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit- impaired	Total

	(In millions)
Allowance for loan losses:
Balance at April 1, 2023	¥187,455	¥240,494	¥436,165	¥864,114
Net transfers between stages	(4,779)	(9,283)	14,062	—
Provision for loan losses	2,428	15,774	204,692	222,894
Charge-offs(1)	—	—	184,608	184,608
Recoveries	—	—	16,904	16,904

Net charge-offs	—	—	167,704	167,704
Others(2)	11,221	10,557	37,918	59,696

Balance at March 31, 2024	¥196,325	¥257,542	¥525,133	¥979,000

(1)	Charge-offs consist of the reduction of the allowance through the sales of loans and write-offs.
(2)	Others mainly include foreign exchange translations for the fiscal years ended March 31, 2025 and 2024.

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

The following table shows the distribution of impaired loans and advances by “potentially bankrupt, virtually bankrupt and bankrupt (loans and advances),” “past due three months or more (loans),” “restructured (loans)” and “other impaired (loans and advances)” at March 31, 2025 and 2024 classified by domicile and type of industry of the borrowers. At March 31, 2025, gross impaired loans and advances were ¥1,290,812 million, a decrease of ¥47,632 million from ¥1,338,444 million at March 31, 2024. The ratio of gross impaired loans and advances to the outstanding loans and advances before deducting the allowance for loan losses, and adjusting unearned income, unamortized premiums-net and deferred loan fees-net was 1.0% at March 31, 2025, a decrease of 0.1 percentage points from 1.1% at March 31, 2024.

	At March 31,
	2025	2024

	(In millions)
Potentially bankrupt, virtually bankrupt and bankrupt (loans and advances):
Domestic:
Manufacturing	¥58,528	¥87,636
Agriculture, forestry, fisheries and mining	1,672	1,939
Construction	5,929	6,733
Transportation, communications and public enterprises	20,515	29,069
Wholesale and retail	48,317	75,109
Finance and insurance	5,563	148
Real estate and goods rental and leasing	28,680	25,541
Services	50,698	135,939
Consumer	148,529	135,310
Others	7,984	8,887

Total domestic	376,415	506,311

Foreign:
Financial institutions	150	10,254
Commerce and industry	318,411	388,047
Others	93,244	70,674

Total foreign	411,805	468,975

Total	788,220	975,286

Past due three months or more (loans):
Domestic	23,411	47,350
Foreign	51,051	26,954

Total	74,462	74,304

Restructured (loans):
Domestic	229,075	196,398
Foreign	75,184	43,680

Total	304,259	240,078

Other impaired (loans and advances):
Domestic	121,936	39,041
Foreign	1,935	9,735

Total	123,871	48,776

Gross impaired loans and advances	1,290,812	1,338,444

Less: Allowance for loan losses for impaired loans and advances	(555,490)	(525,133)

Net impaired loans and advances	¥735,322	¥813,311

In addition to the discussion in this section, see Note 47 “Financial Risk Management—Credit Risk” to our consolidated financial statements included elsewhere in this annual report.

Investment Securities

Our investment securities, including debt instruments at amortized cost, debt instruments at fair value through other comprehensive income and equity instruments at fair value through other comprehensive income, totaled ¥33,546,133 million at March 31, 2025, an increase of ¥3,396,296 million, or 11%, from ¥30,149,837 million at March 31, 2024. The increase in our investment securities was primarily due to an increase in our holdings of Japanese government bonds, which was partially offset by a decrease in our holdings of U.S. Treasury and other U.S. government agency bonds.

Our bond portfolio is principally held for asset and liability management purposes. It mostly consisted of Japanese government bonds, U.S. Treasury securities and bonds issued or guaranteed by foreign governments, government agencies or official institutions.

Our debt instruments at amortized cost amounted to ¥366,997 million at March 31, 2025, an increase of ¥50,605 million, or 16%, from ¥316,392 million at March 31, 2024, primarily due to increases in our holdings of Japanese government bonds and foreign mortgage-backed securities.

Domestic debt instruments at fair value through other comprehensive income amounted to ¥12,649,244 million at March 31, 2025, an increase of ¥3,253,299 million, or 35%, from ¥9,395,945 million at March 31, 2024. The increase was primarily due to an increase in our holdings of Japanese government bonds. As for our foreign debt instruments at fair value through other comprehensive income, we had ¥15,359,036 million at March 31, 2025, which was an increase of ¥738,797 million, or 5%, from ¥14,620,239 million at March 31, 2024. Most of our foreign debt instruments, including mortgage-backed securities, are issued or guaranteed by foreign governments, government agencies or official institutions. The increase was primarily due to increases in our holdings of bonds issued by governments and official institutions excluding U.S. Treasury and other U.S. government agency bonds and mortgage-backed securities, which were partially offset by a decrease in our holdings of U.S. Treasury and other U.S. government agency bonds. Net unrealized losses on our foreign debt instruments amounted to ¥492,699 million at March 31, 2025, as compared to net unrealized losses of ¥721,334 million at March 31, 2024. This was primarily due to an increase in the fair value of the foreign debt instruments held, reflecting a decrease in U.S. interest rates.

We had ¥3,362,996 million of domestic equity instruments and ¥1,807,860 million of foreign equity instruments at March 31, 2025, for which we made an irrevocable election at initial recognition to present subsequent changes in fair value in other comprehensive income under IFRS 9 “Financial Instruments.” Our domestic equity instruments, which consisted principally of publicly traded Japanese stocks and included common and preferred stocks issued by our customers, decreased by ¥1,035,914 million, or 24%, from ¥4,398,910 million at March 31, 2024 to ¥3,362,996 million at March 31, 2025. Net unrealized gains on our domestic equity instruments decreased by ¥862,500 million, or 27%, from ¥3,197,856 million at March 31, 2024 to ¥2,335,356 million at March 31, 2025. The decrease was primarily due to a decrease in the fair value of publicly traded Japanese stocks. Net unrealized gains on our foreign equity instruments increased by ¥236,545 million, or 21%, from ¥1,108,894 million at March 31, 2024 to ¥1,345,439 million at March 31, 2025, mainly reflecting favorable conditions in overseas stock markets.

We have no transactions pursuant to repurchase agreements, securities lending transactions or other transactions involving the transfer of financial assets with an obligation to repurchase such transferred assets that are treated as sales for accounting purposes.

The following tables show the amortized cost, gross unrealized gains and losses, and fair value of our investment securities, which are classified as debt instruments at amortized cost, debt instruments at fair value through other comprehensive income and equity instruments at fair value through other comprehensive income at March 31, 2025 and 2024.

	At March 31, 2025
	Amortized cost(1)	Gross unrealized gains	Gross unrealized losses	Fair value

	(In millions)
Debt instruments at amortized cost:
Domestic:
Japanese government bonds	¥109,550	¥—	¥1,893	¥107,657
Japanese municipal bonds	151,882	—	3,980	147,902
Japanese corporate bonds	12,982	—	300	12,682

Total domestic	274,414	—	6,173	268,241

Foreign:
Bonds issued by governments and official institutions excluding U.S. Treasury and other U.S. government agency bonds	66,896	172	339	66,729
Mortgage-backed securities	13,876	12	224	13,664
Other debt instruments	11,811	—	—	11,811

Total foreign	92,583	184	563	92,204

Total	¥366,997	¥184	¥6,736	¥360,445

Debt instruments at fair value through other comprehensive income:
Domestic:
Japanese government bonds	¥11,232,788	¥120	¥52,362	¥11,180,546
Japanese municipal bonds	864,378	—	41,803	822,575
Japanese corporate bonds	697,264	—	51,662	645,602
Other debt instruments	521	—	—	521

Total domestic	12,794,951	120	145,827	12,649,244

Foreign:
U.S. Treasury and other U.S. government agency bonds	5,770,587	14,684	246,220	5,539,051
Bonds issued by governments and official institutions excluding U.S. Treasury and other U.S. government agency bonds	4,649,220	7,557	125,158	4,531,619
Mortgage-backed securities	4,382,645	24,871	169,465	4,238,051
Other debt instruments	1,049,283	1,827	795	1,050,315

Total foreign	15,851,735	48,939	541,638	15,359,036

Total	¥28,646,686	¥49,059	¥687,465	¥28,008,280

Equity instruments at fair value through other comprehensive income:
Domestic equity instruments	¥1,027,640	¥2,355,292	¥19,936	¥3,362,996
Foreign equity instruments	462,421	1,397,871	52,432	1,807,860

Total	¥1,490,061	¥3,753,163	¥72,368	¥5,170,856

	At March 31, 2024
	Amortized cost(1)	Gross unrealized gains	Gross unrealized losses	Fair value

	(In millions)
Debt instruments at amortized cost:
Domestic:
Japanese government bonds	¥78,561	¥—	¥466	¥78,095
Japanese municipal bonds	142,557	28	966	141,619
Japanese corporate bonds	12,977	14	15	12,976

Total domestic	234,095	42	1,447	232,690

Foreign:
Bonds issued by governments and official institutions excluding U.S. Treasury and other U.S. government agency bonds	77,578	204	126	77,656
Mortgage-backed securities	2,703	16	10	2,709
Other debt instruments	2,016	6	—	2,022

Total foreign	82,297	226	136	82,387

Total	¥316,392	¥268	¥1,583	¥315,077

Debt instruments at fair value through other comprehensive income:
Domestic:
Japanese government bonds	¥7,601,999	¥88	¥54,710	¥7,547,377
Japanese municipal bonds	1,075,879	1	22,548	1,053,332
Japanese corporate bonds	823,255	2	28,337	794,920
Other debt instruments	316	—	—	316

Total domestic	9,501,449	91	105,595	9,395,945

Foreign:
U.S. Treasury and other U.S. government agency bonds	6,505,963	2,207	446,045	6,062,125
Bonds issued by governments and official institutions excluding U.S. Treasury and other U.S. government agency bonds	4,244,042	6,174	105,881	4,144,335
Mortgage-backed securities	3,725,055	13,290	192,780	3,545,565
Other debt instruments	866,513	2,460	759	868,214

Total foreign	15,341,573	24,131	745,465	14,620,239

Total	¥24,843,022	¥24,222	¥851,060	¥24,016,184

Equity instruments at fair value through other comprehensive income:
Domestic equity instruments	¥1,201,054	¥3,216,866	¥19,010	¥4,398,910
Foreign equity instruments	309,457	1,154,722	45,828	1,418,351

Total	¥1,510,511	¥4,371,588	¥64,838	¥5,817,261

(1)	“Amortized cost” for equity instruments at fair value through other comprehensive income represents the difference between the fair value and gross unrealized gains or losses.

The following tables show the fair value and gross unrealized losses of our investment securities, aggregated by the length of time that the individual securities have been in a continuous unrealized loss position at March 31, 2025 and 2024.

	At March 31, 2025
	Less than twelve months		Twelve months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses

	(In millions)
Debt instruments at amortized cost:
Domestic:
Japanese government bonds	¥30,483	¥495	¥77,174	¥1,398	¥107,657	¥1,893
Japanese municipal bonds	25,725	586	122,177	3,394	147,902	3,980
Japanese corporate bonds	7,814	175	4,868	125	12,682	300

Total domestic	64,022	1,256	204,219	4,917	268,241	6,173

Foreign:
Bonds issued by governments and official institutions excluding U.S. Treasury and other U.S. government agency bonds	12,925	244	20,613	95	33,538	339
Mortgage-backed securities	9,663	173	1,595	51	11,258	224
Other debt instruments	—	—	—	—	—	—

Total foreign	22,588	417	22,208	146	44,796	563

Total	¥86,610	¥1,673	¥226,427	¥5,063	¥313,037	¥6,736

Debt instruments at fair value through other comprehensive income:
Domestic:
Japanese government bonds	¥9,203,842	¥5,573	¥1,458,266	¥46,789	¥10,662,108	¥52,362
Japanese municipal bonds	2,027	57	820,537	41,746	822,564	41,803
Japanese corporate bonds	—	—	645,589	51,662	645,589	51,662
Other debt instruments	—	—	—	—	—	—

Total domestic	9,205,869	5,630	2,924,392	140,197	12,130,261	145,827

Foreign:
U.S. Treasury and other U.S. government agency bonds	1,100,245	11,191	2,644,357	235,029	3,744,602	246,220
Bonds issued by governments and official institutions excluding U.S. Treasury and other U.S. government agency bonds	2,748,057	20,580	380,055	104,578	3,128,112	125,158
Mortgage-backed securities	1,044,244	9,339	903,629	160,126	1,947,873	169,465
Other debt instruments	365,688	718	9,923	77	375,611	795

Total foreign	5,258,234	41,828	3,937,964	499,810	9,196,198	541,638

Total	¥14,464,103	¥47,458	¥6,862,356	¥640,007	¥21,326,459	¥687,465

Equity instruments at fair value through other comprehensive income:
Domestic equity instruments	¥38,342	¥6,251	¥20,913	¥13,685	¥59,255	¥19,936
Foreign equity instruments	82,893	20,619	50,446	31,813	133,339	52,432

Total	¥121,235	¥26,870	¥71,359	¥45,498	¥192,594	¥72,368

	At March 31, 2024
	Less than twelve months		Twelve months or more		Total

	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	(In millions)
Debt instruments at amortized cost:
Domestic:
Japanese government bonds	¥78,095	¥466	¥—	¥—	¥78,095	¥466
Japanese municipal bonds	85,383	365	39,208	601	124,591	966
Japanese corporate bonds	4,976	15	—	—	4,976	15

Total domestic	168,454	846	39,208	601	207,662	1,447

Foreign:
Bonds issued by governments and official institutions excluding U.S. Treasury and other U.S. government agency bonds	5,848	64	16,035	62	21,883	126
Mortgage-backed securities	1,551	10	—	—	1,551	10
Other debt instruments	—	—	—	—	—	—

Total foreign	7,399	74	16,035	62	23,434	136

Total	¥175,853	¥920	¥55,243	¥663	¥231,096	¥1,583

Debt instruments at fair value through other comprehensive income:
Domestic:
Japanese government bonds	¥5,904,315	¥3,219	¥1,623,290	¥51,491	¥7,527,605	¥54,710
Japanese municipal bonds	14,505	23	1,038,729	22,525	1,053,234	22,548
Japanese corporate bonds	26,442	176	735,491	28,161	761,933	28,337
Other debt instruments	—	—	—	—	—	—

Total domestic	5,945,262	3,418	3,397,510	102,177	9,342,772	105,595

Foreign:
U.S. Treasury and other U.S. government agency bonds	2,120,207	25,473	3,658,559	420,572	5,778,766	446,045
Bonds issued by governments and official institutions excluding U.S. Treasury and other U.S. government agency bonds	2,041,737	3,911	494,944	101,970	2,536,681	105,881
Mortgage-backed securities	1,236,761	10,088	1,062,246	182,692	2,299,007	192,780
Other debt instruments	280,780	742	9,983	17	290,763	759

Total foreign	5,679,485	40,214	5,225,732	705,251	10,905,217	745,465

Total	¥11,624,747	¥43,632	¥8,623,242	¥807,428	¥20,247,989	¥851,060

Equity instruments at fair value through other comprehensive income:
Domestic equity instruments	¥5,672	¥549	¥33,095	¥18,461	¥38,767	¥19,010
Foreign equity instruments	1,014	419	37,605	45,409	38,619	45,828

Total	¥6,686	¥968	¥70,700	¥63,870	¥77,386	¥64,838

Trading Assets

The following table shows our trading assets at March 31, 2025 and 2024. Our trading assets were ¥6,176,613 million at March 31, 2025, a decrease of ¥335,448 million from ¥6,512,061 million at March 31, 2024. The decrease was primarily due to decreases in our holdings of U.S. Treasury and other U.S. government agency bonds, and the fair value of publicly traded Japanese stocks.

	At March 31,
	2025	2024

	(In millions)
Debt instruments	¥5,511,465	¥5,674,162
Equity instruments	665,148	837,899

Total trading assets	¥6,176,613	¥6,512,061

Financial Assets at Fair Value Through Profit or Loss

The following table shows the fair value of our financial assets at fair value through profit or loss at March 31, 2025 and 2024. The fair value was ¥2,902,969 million at March 31, 2025, an increase of ¥526,840 million from ¥2,376,129 million at March 31, 2024. The increase was primarily due to an increase in our holdings of investment funds.

	At March 31,
	2025	2024

	(In millions)
Debt instruments	¥2,820,665	¥2,293,049
Equity instruments	82,304	83,080

Total financial assets at fair value through profit or loss	¥2,902,969	¥2,376,129

Liabilities

Our total liabilities increased by ¥10,683,937 million from ¥264,992,539 million at March 31, 2024 to ¥275,676,476 million at March 31, 2025, primarily due to increases in deposits and repurchase agreements and cash collateral on securities lent.

The following table shows our liabilities at March 31, 2025 and 2024.

	At March 31,
	2025	2024

	(In millions)
Deposits	¥190,022,742	¥182,097,319
Call money and bills sold	4,378,277	3,138,049
Repurchase agreements and cash collateral on securities lent	27,791,101	20,166,958
Trading liabilities	4,838,439	4,924,490
Derivative financial instruments	9,303,258	11,877,473
Financial liabilities designated at fair value through profit or loss	597,846	498,284
Borrowings	12,697,699	16,107,158
Debt securities in issue	14,387,415	14,075,084
Provisions	333,301	231,319
Other liabilities	10,821,441	11,025,782
Current tax liabilities	239,190	170,284
Deferred tax liabilities	265,767	680,339

Total liabilities	¥275,676,476	¥264,992,539

Deposits

We offer a wide range of standard banking accounts through the offices of our banking subsidiaries in Japan, including non-interest-bearing demand deposits, interest-bearing demand deposits, deposits at notice, time deposits and negotiable certificates of deposit. Domestic deposits, 74% of total deposits, are our principal source of funds for our domestic operations. The deposits in the domestic offices of our banking subsidiaries are principally from individuals, private corporations, governmental bodies (including municipal authorities) and financial institutions.

SMBC’s foreign offices accept deposits mainly in U.S. dollars, but also in yen and other currencies, and are active participants in the Euro-currency market as well as the United States domestic money market. Foreign deposits mainly consist of stable types of deposits, such as deposits at notice, time deposits, and negotiable certificates of deposit.

Our deposit balances at March 31, 2025 were ¥190,022,742 million, an increase of ¥7,925,423 million, or 4%, from ¥182,097,319 million at March 31, 2024, due to an increase in deposits at domestic offices as well as foreign offices. The increase in deposits at domestic offices was primarily due to an increase in deposits from individual customers driven by our new money acquisition initiatives and from corporate customers as a result of our efforts to secure large deposits. The increase in deposits at foreign offices was primarily due to our efforts to expand our stable foreign currency funding sources.

The following table shows a breakdown of our domestic and foreign offices’ deposits at the dates indicated.

	At March 31,
	2025	2024

	(In millions)
Domestic offices:
Non-interest-bearing demand deposits	¥29,902,509	¥34,511,806
Interest-bearing demand deposits	74,165,956	74,426,922
Deposits at notice	593,258	690,015
Time deposits	21,825,843	16,551,537
Negotiable certificates of deposit	4,264,295	3,583,425
Others	10,222,280	8,500,540

Total domestic offices	140,974,141	138,264,245

Foreign offices:
Non-interest-bearing demand deposits	3,032,855	3,027,357
Interest-bearing demand deposits	6,204,646	5,811,763
Deposits at notice	14,062,549	12,443,021
Time deposits	12,656,739	11,332,102
Negotiable certificates of deposit	12,911,097	11,088,851
Others	180,715	129,980

Total foreign offices	49,048,601	43,833,074

Total deposits	¥190,022,742	¥182,097,319

Borrowings

Borrowings include unsubordinated borrowings, subordinated borrowings, liabilities associated with securitization transactions of our own assets, and lease liabilities. At March 31, 2025, our borrowings were ¥12,697,699 million, a decrease of ¥3,409,459 million, or 21%, from ¥16,107,158 million at March 31, 2024. The decrease was primarily due to a decrease in unsubordinated borrowings.

The following table shows the balances with respect to our borrowings at March 31, 2025 and 2024.

	At March 31,
	2025	2024
	(In millions)
Unsubordinated borrowings	¥11,043,243	¥14,356,932
Subordinated borrowings	130,971	159,427
Liabilities associated with securitization transactions	1,129,695	1,168,156
Lease liabilities	393,790	422,643

Total borrowings	¥12,697,699	¥16,107,158

Debt Securities in Issue

Debt securities in issue at March 31, 2025 were ¥14,387,415 million, an increase of ¥312,331 million, or 2%, from ¥14,075,084 million at March 31, 2024, primarily due to increases in commercial paper and unsubordinated bonds.

	At March 31,
	2025	2024

	(In millions)
Commercial paper	¥3,571,097	¥3,324,405
Unsubordinated bonds	9,541,764	9,306,487
Subordinated bonds	1,274,554	1,444,192

Total debt securities in issue	¥14,387,415	¥14,075,084

For further information, refer to Note 20 “Debt Securities in Issue” to our consolidated financial statements included elsewhere in this annual report, which sets forth summaries of debt securities in issue with their contractual interest rates and currencies.

In the normal course of business, we enter into contractual obligations that require future cash payments. “Item 5.B. Liquidity and Capital Resources — Contractual Obligations” sets forth a summary of our contractual cash obligations at March 31, 2025.

Total Equity

Our total equity increased by ¥209,496 million from ¥16,279,098 million at March 31, 2024 to ¥16,488,594 million at March 31, 2025, primarily due to an increase in equity attributable to other equity instruments holders. The increase in equity attributable to other equity instruments holders was primarily due to the issuances of perpetual subordinated bonds qualified as Additional Tier 1 capital.

For further information, refer to Note 25 “Shareholders’ Equity” and Note 26 “Equity Attributable to Other Equity Instruments Holders” to our consolidated financial statements included elsewhere in this annual report.

	At March 31,
	2025	2024

	(In millions)
Capital stock	¥2,345,961	¥2,344,038
Capital surplus	663,063	663,265
Retained earnings	7,836,548	7,769,222
Treasury stock	(38,512)	(167,671)

Equity excluding other reserves	10,807,060	10,608,854
Other reserves	3,663,135	4,070,834

Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.	14,470,195	14,679,688
Non-controlling interests	150,022	137,066
Equity attributable to other equity instruments holders	1,868,377	1,462,344

Total equity	¥16,488,594	¥16,279,098

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

	At and for the fiscal year ended March 31, 2025
	Total equity	Net profit

	(In millions)
IFRS	¥16,488,594	¥516,444
Differences arising from different accounting for:
1. Scope of consolidation	67,697	(8,128)
2. Derivative financial instruments	(224,432)	417,851
3. Investment securities	(518,775)	601,851
4. Loans and advances	515,943	102,956
5. Investments in associates and joint ventures	253,891	(13,976)
6. Property, plant and equipment	(2,613)	2,210
7. Lease accounting	7,209	2,180
8. Defined benefit plans	472,410	69,149
9. Deferred tax assets	(108,533)	(32,617)
10. Foreign currency translation	—	(20,785)
11. Classification of equity and liability	(1,890,500)	(38,648)
Others	(153,292)	(68,964)
Tax effect of the above	(66,089)	(342,645)

Japanese GAAP	¥14,841,510	¥1,186,878

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

5.B.  LIQUIDITY AND CAPITAL RESOURCES

We consistently endeavor to enhance the management of our liquidity profile and strengthen our capital base to meet our customers’ loan requirements and deposit withdrawals and respond to unforeseen situations such as adverse movements in equity, foreign currency, interest rate and other markets, or changes in general domestic or international conditions.

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

As shown in the following table, total deposits increased by ¥7,925,423 million, or 4%, from ¥182,097,319 million at March 31, 2024 to ¥190,022,742 million at March 31, 2025. The balance of deposits at March 31, 2025 exceeded the balance of loans and advances by ¥64,831,923 million, primarily due to the stable deposit base in Japan. Our loan-to-deposit ratio (total loans and advances divided by total deposits) in the same period was 66%, which contributed greatly to the reduction of our liquidity risk. Our balances of large-

denomination domestic yen time deposits are stable due to the historically high rollover rate of our corporate customers and individual depositors.

	At March 31,
	2025	2024

	(In millions)
Loans and advances	¥125,190,819	¥121,716,465
Deposits	190,022,742	182,097,319

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

We believe we are able to access such sources of liquidity on a stable and flexible basis by keeping credit ratings at a high level. The following table shows credit ratings assigned to the Company by Moody’s Japan K.K. (“Moody’s”), S&P Global Ratings Japan Inc. (“S&P”) and Fitch Ratings Japan Limited (“Fitch”) at May 31, 2025:

At May 31, 2025
Moody’s			S&P			Fitch
Long-term	Outlook	Short-term	Long-term	Outlook	Short-term	Long-term	Outlook	Short-term
A1	S	P-1	A-	S	—	A-	S	F1

The following table shows credit ratings assigned to SMBC by Moody’s, S&P and Fitch at May 31, 2025:

At May 31, 2025
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

The guidelines published by the Financial Services Agency of Japan (“FSA”) for liquidity coverage ratio (“LCR”) and net stable funding ratio (“NSFR”) applicable to banks and bank holding companies with international operations are based on the full text of the LCR and NSFR standard issued by the Basel Committee on Banking Supervision (“BCBS”) in January 2013 and October 2014, respectively. Under these guidelines, banks and bank holding companies with international operations must maintain LCRs and NSFRs of at least 100% on both a consolidated basis and a nonconsolidated basis. The following tables show the Company and SMBC’s LCRs for the three months ended March 31, 2025 and NSFRs at March 31, 2025. Each figure is calculated based on our financial statements prepared in accordance with Japanese GAAP, as required by the FSA’s LCR and NSFR guidelines.

Liquidity coverage ratio:

For the three months ended March 31, 2025(1)
SMFG (consolidated)	137.8%
SMBC (consolidated)	143.9%
SMBC (nonconsolidated)	149.0%

(1)

Under the FSA’s LCR guidelines, the LCR for the three months ended March 31, 2025 is set as the three-month average of daily LCRs for the same three months, which is calculated by dividing the balance of high-quality liquid assets by the total net cash outflows on a daily basis for the same three months.

Net stable funding ratio:

At March 31, 2025(1)
SMFG (consolidated)	116.4%
SMBC (consolidated)	124.4%
SMBC (nonconsolidated)	122.9%

(1)	Under the FSA’s NSFR guidelines, the NSFR is calculated by dividing the available amount of stable funding by the required amount of stable funding.

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

In December 2010, the BCBS published the new Basel III rules text to implement the Basel III framework, which sets out higher and better-quality capital, better risk coverage, the introduction of a leverage ratio as a backstop to the risk-based requirement, measures to promote the build-up of capital that can be drawn down in periods of stress, and the introduction of two global liquidity standards. The main measures of the minimum capital requirements in the Basel III framework began in January 2013 and have been fully applied from January 2019. The minimum common equity requirement, the minimum Tier 1 capital requirement and the total minimum capital requirement have been 4.5%, 6% and 8%, respectively, since January 2015. Moreover, banks have been required to hold a capital conservation buffer of 2.5% to withstand future periods of stress since January 2019. As a result, taking the capital conservation buffer into account, the minimum common equity requirement, the minimum Tier 1 capital requirement and the total minimum capital requirement have been 7%, 8.5% and 10.5%, respectively, since January 2019. Furthermore, a countercyclical buffer within a range of 0% to 2.5% of common equity or other fully loss-absorbing capital has been implemented according to national circumstances and we are required to hold a countercyclical buffer of 0.16% at March 31, 2025.

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

In December 2017, the GHOS finalized the Basel III regulatory reforms, and Japanese regulations in accordance with the finalized reforms have been applied to banks and bank holding companies with international operations since March 2024. For further information regarding the finalized Basel III reforms, see “Item 4.B. Business Overview—Regulations in Japan—Regulations Regarding Capital Adequacy and Liquidity—Capital Adequacy Requirement.”

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

In June 2020, the FSA published and implemented amendments to its guidelines for the leverage ratio, which mainly exclude deposits with the BOJ from the denominator for the calculation of the leverage ratio in order to maintain harmonization with the monetary policy implemented by the BOJ and the prudential regulations for banks and other financial institutions. In July 2022, the FSA published amendments to its guidelines for the leverage ratio. Under the amended guidelines, the leverage ratio buffer requirement for G-SIBs in Japan took effect from March 2023, while the finalized definition of the leverage ratio exposure measure took effect from March 31, 2024, except for banks that had notified the FSA that they wished to apply the amended requirements earlier. Furthermore, in November 2022, the FSA published amendments to its guidelines for the leverage ratio, which provided that, effective from April 1, 2024, the minimum leverage ratio was increased from 3% to 3.15%, the minimum leverage-based Total Loss-Absorbing Capacity ratio was increased from 6.75% to 7.10% and the leverage buffer applicable to G-SIBs was increased by 0.05%, while continuing to exclude amounts of deposits with the BOJ from the total exposure, taking into account exceptional macroeconomic conditions and other circumstances.

The table below presents our risk-weighted capital ratios, total capital, risk-weighted assets and leverage ratio under Japanese GAAP at March 31, 2025, based on the Basel III rules.

At March 31, 2025
(In billions, except percentages)
SMFG Consolidated:
Total risk-weighted capital ratio	15.18%
Tier 1 risk-weighted capital ratio	14.23%
Common Equity Tier 1 risk-weighted capital ratio	12.44%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥14,144.1
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	13,258.8
Common Equity Tier 1 capital	11,585.1
Risk-weighted assets	93,117.1
The amount of minimum total capital requirements(1)	7,449.4

Leverage ratio	5.01%

(1)	The amount of minimum total capital requirements is calculated by multiplying risk-weighted assets by 8%.

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

Regulatory adjustments such as goodwill and other intangibles, deferred tax assets, investments in the common equity capital of banking, financial and insurance entities and defined benefit pension fund assets and liabilities are applied mainly to the calculation of Common Equity Tier 1 capital in the form of a deduction.

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

Set forth below is a table of risk-weighted capital ratios, total capital, risk-weighted assets and leverage ratio of SMBC at March 31, 2025 on a consolidated and nonconsolidated basis.

At March 31, 2025
(In billions, except percentages)
SMBC Consolidated:
Total risk-weighted capital ratio	16.78%
Tier 1 risk-weighted capital ratio	15.32%
Common Equity Tier 1 risk-weighted capital ratio	12.50%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥13,593.3
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	12,410.7
Common Equity Tier 1 capital	10,129.9
Risk-weighted assets	81,008.5
The amount of minimum total capital requirements(1)	6,480.7

Leverage ratio	5.10%

SMBC Nonconsolidated:
Total risk-weighted capital ratio	14.72%
Tier 1 risk-weighted capital ratio	13.03%
Common Equity Tier 1 risk-weighted capital ratio	10.01%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥10,832.3
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	9,589.8
Common Equity Tier 1 capital	7,365.2
Risk-weighted assets	73,556.5
The amount of minimum total capital requirements(1)	5,884.5

Leverage ratio	4.41%

(1)	The amount of minimum total capital requirements is calculated by multiplying risk-weighted assets by 8%.

Our securities subsidiary in Japan, SMBC Nikko Securities is also subject to capital adequacy requirements under the FIEA described in “Item 4.B. Business Overview—Regulations in Japan—Regulations Regarding Capital Adequacy and Liquidity.” At March 31, 2025, the capital adequacy ratio was 314.8% for SMBC Nikko Securities, and sufficiently above 140%, below which level it would be required to file daily reports with the Commissioner of the FSA.

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

The table below shows the nominal amounts of undrawn loan commitments, and financial guarantees and other credit-related contingent liabilities at March 31, 2025 and 2024.

	At March 31,
	2025	2024

	(In millions)
Loan commitments	¥91,810,227	¥88,926,181
Financial guarantees and other credit-related contingent liabilities	15,139,799	14,869,558

Total	¥106,950,026	¥103,795,739

The nominal amounts of these off-balance sheet instruments generally represent the maximum potential amounts of future payments without consideration of possible recoveries under recourse provisions or from collateral held. For example, since many of these loan commitments are expected to expire without being drawn down, the total amount of unused commitments does not necessarily represent an actual future cash flow requirement. Many of these loan commitments include clauses under which we can reject an application from customers or reduce the contract amounts in cases where economic conditions change, we need to secure claims, or some other significant event occurs. In addition, we may request the customers to pledge collateral such as premises and securities at the time of the contracts, and take necessary measures such as monitoring customers’ financial positions, revising contracts when the need arises and securing claims after the contracts are made. We regularly review the credit quality of the customer based on our risk management system as set forth in “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk” and Note 47 “Financial Risk Management” to our consolidated financial statements included elsewhere in this annual report.

In addition to the above-mentioned off-balance sheet arrangements, some of the SMBC Group’s off-balance sheet arrangements are related to activities of structured entities. For further information, refer to Note 50 “Structured Entities” to our consolidated financial statements included elsewhere in this annual report.

Contractual Obligations

In the normal course of business, we enter into contractual obligations that require future cash payments. The following table sets forth a summary of our contractual cash obligations at March 31, 2025.

	At March 31, 2025
	Due in one year or less	Due from one year to three years	Due from three years to five years	Due after five years	Total(1)
			(In millions)
Time deposits	¥30,003,011	¥2,700,833	¥745,438	¥1,054,158	¥34,503,440
Negotiable certificate of deposits	16,585,206	337,230	210,660	42,296	17,175,392
Financial liabilities designated at fair value through profit or loss	44,221	101,704	79,461	418,224	643,610
Borrowings	4,589,113	5,090,260	530,156	2,115,212	12,324,741
Debt securities in issue	5,240,313	3,342,775	2,675,596	3,503,247	14,761,931
Lease liabilities	81,548	115,293	71,831	157,415	426,087
Purchase obligation(2)	63,707	28,012	1,894	—	93,613

Total	¥56,607,119	¥11,716,107	¥4,315,036	¥7,290,552	¥79,928,814

(1)	The amount of interest on debt instruments is not included in the maturity table above due to its insignificance.
(2)

Purchase obligation in the above table includes the contractual commitments to purchase goods or services of construction and information technology that are binding on us for the payment of more than ¥100 million.

5.C. RESEARCH, DEVELOPMENT, PATENTS AND LICENSES

We did not conduct any significant research and development activities for the fiscal year ended March 31, 2025. However, there are certain research and development activities for our information system infrastructure.

5.D. TREND INFORMATION

Our trend information is contained elsewhere in this annual report, including but not limited to “Item 4.B. Business Overview,” and “—A. Operating Results,” and “—B. Liquidity and Capital Resources” in this Item.

5.E. CRITICAL ACCOUNTING ESTIMATES

For information about our critical accounting estimates, refer to Note 3 “Critical Accounting Estimates and Judgments” to our consolidated financial statements included elsewhere in this annual report.

Item 6.	Directors, Senior Management and Employees

6.A.  DIRECTORS AND SENIOR MANAGEMENT

Directors and Senior Management

We are a company which has adopted a three statutory committees system of corporate governance. Under the Companies Act, a company with three statutory committees is required to have a nominating committee, an audit committee and a compensation committee, each of which consists of members of the board of directors and of which the majority of the members must be outside directors. In addition to the three statutory committees, we have voluntarily established our risk committee and sustainability committee. Also, under the Companies Act, a company with three statutory committees must have one or more corporate executive officers elected by resolution of the board of directors. Corporate executive officers decide on the execution of the operations of the company that were delegated to them by resolution of the board of directors. The board of directors decides on the execution of operations of the company, including basic management policy, and supervises the execution of duties by corporate executive officers.

Our board of directors is comprised of thirteen directors, seven of whom are outside directors as defined under the Companies Act. In addition, our board of directors has elected fourteen corporate executive officers.

For further information, refer to “Item 6.C. Board Practices.”

Directors

At June 27, 2025, the following directors held the indicated positions with us:

Name (Date of birth)	Current positions and principal outside positions	Business experience
Makoto Takashima (March 31, 1958)	Chairman of the Board of the Company	April 1982	Joined Sumitomo Bank
		April 2009	Executive Officer of SMBC
		April 2012	Managing Executive Officer of SMBC
		April 2014	Senior Managing Executive Officer of SMBC
		December 2016	Director and Senior Managing Executive Officer of SMBC
		April 2017	President of SMBC
		June 2017	Director of the Company
		April 2023	Chairman of the Board of SMBC
		June 2023	Retired as Director of the Company
		June 2025	Chairman of the Board of the Company (to present)
Retired as Director of SMBC

Toru Nakashima (September 14, 1963)	Director President of the Company (Representative Corporate Executive Officer) Group Chief Executive Officer, or CEO	April 1986	Joined Sumitomo Bank
		April 2014	Executive Officer of SMBC
		April 2016	Managing Executive Officer of SMBC
		April 2017	Managing Executive Officer of the Company
		March 2019	Director and Managing Executive Officer of SMBC
		April 2019	Senior Managing Corporate Executive Officer of the Company
Director and Senior Managing Executive Officer of SMBC
		June 2019	Director Senior Managing Corporate Executive Officer of the Company
		April 2022	Resigned as Director of SMBC
		March 2023	Director of SMBC
		April 2023	Deputy President and Corporate Executive Officer of the Company
Director and Deputy President of SMBC
		December 2023	President of the Company
Resigned as Director of SMBC
		June 2024	Director President of the Company (to present)

Name (Date of birth)	Current positions and principal outside positions	Business experience

Teiko Kudo (May 22, 1964)

Director Deputy President and Corporate Executive Officer of the Company (Representative Corporate Executive Officer)

Group Chief Compliance Officer, or CCO

Officer in charge of Compliance Department, Compliance Department, Americas Division, and Anti Money Laundering & Financial Crime Prevention Department

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

Kazuyuki Anchi (January 3, 1971)

Director Senior Managing Corporate Executive Officer of the Company

Group Chief Financial Officer, or CFO, and Group Chief Strategy Officer, or CSO

Officer in charge of Sustainability Division for Fulfilled Growth, Public Relations Department, Corporate Planning Department, Business Development Department, Asset & Wealth Management Strategy Department, Sustainability Planning Department, Sustainability Development Department, Financial Accounting Department and Accounting Service & Planning Department

Director and Senior Managing Executive Officer of SMBC

		April 1993	Joined Sumitomo Bank
		April 2020	General Manager of Digital Strategy Department of the Company
General Manger of Digital Strategy Department of SMBC
		April 2021	Executive Officer of the Company
Executive Officer of SMBC
		April 2023	Managing Executive Officer of the Company
Managing Executive Officer of SMBC
		April 2025	Senior Managing Corporate Executive Officer of the Company
Director and Senior Managing Executive Officer of SMBC (to present)
		June 2025	Director Senior Managing Corporate Executive Officer of the Company (to present)
Toshihiro Isshiki (September 15, 1962)	Director of the Company	April 1985	Joined Sumitomo Bank
		April 2013	Executive Officer of SMBC
		April 2015	Managing Executive Officer of SMBC
		April 2017	Managing Executive Officer of the Company
		April 2019	Senior Managing Executive Officer of the Company
Senior Managing Executive Officer of SMBC
		April 2021	Retired as Senior Managing Executive Officer of SMBC
		June 2021	Director of the Company (to present)
		June 2023	Director of SMBC
		June 2025	Retired as Director of SMBC

Name (Date of birth)	Current positions and principal outside positions	Business experience
Honami Matsugasaki (October 2, 1970)	Director of the Company	April 1993	Joined Sumitomo Bank
		April 2020	General Manager of Learning and Development Institute, Human Resources Department of the Company
General Manager of Learning and Development Institute, Human Resources Department of SMBC
		April 2021	Executive Officer of the Company
Executive Officer of SMBC
		April 2023	Retired as Executive Officer of the Company
		April 2024	Executive Officer of the Company
Resigned as Executive Officer of SMBC
		June 2025	Director of the Company (to present)
Sonosuke Kadonaga(1) (August 5, 1952)	Director of the Company	April 1976	Joined Chiyoda Corporation
		June 1986	Retired from Chiyoda Corporation
		August 1986	Joined McKinsey & Company, Inc., Japan
		December 1992	Principal (Partner) of McKinsey & Company, Inc., Japan
		June 1999	Director (Senior Partner) of McKinsey & Company, Inc., Japan
		June 2009	Retired from McKinsey & Company, Inc., Japan
		July 2009	Representative of Intrinsics (to present)
		June 2017	Director of SMBC
		June 2024	Director of the Company (to present)
Resigned as Director of SMBC
Jun Sawada(1) (July 30, 1955)	Director of the Company Chairman and Member of the Board of NTT	April 1978	Joined Nippon Telegraph and Telephone Public Corporation (currently NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT))
		June 2008	Senior Vice President, Executive Manager of the Corporate Strategy Planning Department, Member of the Board of NTT Communications Corporation
		June 2011	Executive Vice President Executive Manager of the Corporate Strategy Planning Department, Member of the Board of NTT Communications Corporation
		June 2012	Senior Executive Vice President, Executive Manager of the Corporate Strategy Planning Department, Representative Member of the Board of NTT Communications Corporation
		June 2013	Senior Executive Vice President, Representative Member of the Board of NTT Communications Corporation
		June 2014	Senior Executive Vice President, Representative Member of the Board of NTT
		June 2018	President and Chief Executive Officer, Representative Member of the Board of NTT
		June 2020	President and Chief Executive Officer, Representative Member of the Board of NTT
		June 2022	Chairman and Representative Member of the Board of NTT
		June 2024	Chairman and Member of the Board of NTT (to present)
		June 2025	Director of the Company (to present)

Name (Date of birth)	Current positions and principal outside positions	Business experience
Yoriko Goto(1) (November 11, 1958)	Director of the Company	November 1983	Joined Deloitte Haskins and Sells International (currently Deloitte Touche Tohmatsu LLC)
		March 1987	Registered as a certified public accountant (to present)
		June 1996	Partner of Tohmatsu & Co. (currently Deloitte Touche Tohmatsu LLC)
		November 2010	Member of the Management Council of Deloitte Touche Tohmatsu LLC
		October 2013	Member of Executive Committee in charge of the Financial Services Industry of Deloitte Touche Tohmatsu LLC
Member of the Board of Deloitte Touche Tohmatsu Limited
		June 2018	Chairperson of the Board of Deloitte Tohmatsu Group
Chairperson of the Board of Deloitte Touche Tohmatsu LLC
Member of the Board of Deloitte Touche Tohmatsu Limited
		November 2018	Member of the Board of Deloitte Asia Pacific Limited
		September 2022	Retired as Partner of Deloitte Touche Tohmatsu LLC
		October 2022	President of Yoriko Goto CPA Office (to present)
Director of SMBC
		June 2025	Director of the Company (to present)
Resigned as Director of SMBC
Isao Teshirogi(1) (December 12, 1959)	Director of the Company Representative Director, President and CEO of Shionogi & Co., Ltd.	April 1982	Joined Shionogi & Co., Ltd.
		June 2002	Director of Shionogi & Co., Ltd.
		April 2004	Director and Executive Officer of Shionogi & Co., Ltd.
		April 2006	Director and Senior Executive Officer of Shionogi & Co., Ltd.
		April 2008	Representative Director and President and CEO of Shionogi & Co., Ltd.
		June 2021	Director of SMBC
		July 2022	Representative Director, President and CEO of Shionogi & Co., Ltd. (to present)
		June 2025	Director of the Company (to present)
Retired as Director of SMBC

Name (Date of birth)	Current positions and principal outside positions	Business experience
Norimitsu Takashima(1) (October 6, 1961)	Director of the Company	April 1989	Public Prosecutor, Tokyo District Public Prosecutors Office
		December 2012	Director of the Public Security Division, Criminal Affairs Bureau, Ministry of Justice
		January 2014	Director, Trial Division, Tokyo District Public Prosecutors Office
		April 2015	Deputy Director-General, Minister’s Secretariat, Ministry of Justice
		July 2017	Chief Prosecutor, Matsuyama District Public Prosecutors Office
		July 2018	Public Prosecutor, Supreme Public Prosecutors Office
		September 2018	Director-General, Human Rights Bureau, Ministry of Justice
		April 2019	Deputy Director-General, Immigration Services Agency
		December 2020	Deputy Vice Minister of Justice, Ministry of Justice
		September 2021	Vice-Minister of Justice, Ministry of Justice
		January 2023	Superintending Prosecutor, Nagoya High Public Prosecutors Office
		July 2024	Resigned as Public Prosecutor
		October 2024	Registered as an attorney at law (to present)
Attorney at law at T&K Partners (to present)
		June 2025	Director of the Company (to present)

Name (Date of birth)	Current positions and principal outside positions	Business experience
Charles D. Lake II(1) (January 8, 1962)	Director of the Company President of Aflac International, Inc. Chairman and Representative Director of Aflac Life Insurance Japan Ltd.	June 1990	Entered the Office of the U.S. Trade Representative as Special Counsel
		December 1990	Registered as an attorney at law, admitted in Pennsylvania, the U.S.A. (to present)
		August 1992	Director of Japan Affairs, the Office of the U.S. Trade Representative
		July 1993	Director of Japan Affairs and Special Counsel to the Deputy U.S. Trade Representative, the Office of the U.S. Trade Representative
		January 1995	Attorney at law at Dewey Ballantine LLP
		October 1996	Registered as an attorney at law, admitted in Washington, D.C., the U.S.A. (to present)
		February 1999	Vice President and Counsel of Aflac International, Inc.
		June 1999	Vice President and Counsel of Japan Branch, American Family Life Assurance Company of Columbus (currently Aflac Life Insurance Japan Ltd.)
		January 2001	Senior Vice President and Counsel of Japan Branch, American Family Life Assurance Company of Columbus (currently Aflac Life Insurance Japan Ltd.)
		April 2001	Senior Vice President and General Counsel of Japan Branch, American Family Life Assurance Company of Columbus (currently Aflac Life Insurance Japan Ltd.)
		July 2001	Deputy President of Japan Branch, American Family Life Assurance Company of Columbus (currently Aflac Life Insurance Japan Ltd.)
		January 2003	President and Representative in Japan of Japan Branch, American Family Life Assurance Company of Columbus (currently Aflac Life Insurance Japan Ltd.)
		April 2005	Vice Chairman and Representative in Japan of Japan Branch, American Family Life Assurance Company of Columbus (currently Aflac Life Insurance Japan Ltd.)
		July 2008	Chairman and Representative in Japan of Japan Branch, American Family Life Assurance Company of Columbus (currently Aflac Life Insurance Japan Ltd.)
		January 2014	President of Aflac International, Inc. (to present)
		April 2018	Chairman and Representative Director of Aflac Life Insurance Japan Ltd. (to present)
		June 2023	Director of the Company (to present)

Name (Date of birth)	Current positions and principal outside positions	Business experience
Jenifer Rogers(1) (June 22, 1963)	Director of the Company General Counsel International of Asurion Japan Holdings G.K.	September 1989	Joined Haight Gardner Poor & Havens (currently Holland & Knight LLP)
		December 1990	Registered as an attorney at law, admitted in New York, the U.S.A. (to present)
		February 1991	Joined the Industrial Bank of Japan Ltd. (currently Mizuho Bank, Ltd.)
		December 1994	Joined Merrill Lynch Securities Co., Ltd. (currently BofA Securities Japan Co., Ltd.)
		November 2000	Merrill Lynch Europe Plc (currently Merrill Lynch Europe Limited)
		July 2006	Merrill Lynch (Asia Pacific) Limited (currently Bank of America Corporation) (Hong Kong)
		January 2012	Bank of America Merrill Lynch (currently Bank of America Corporation) (New York)
		November 2012	General Counsel Asia of Asurion Asia Pacific Limited
		November 2014	General Counsel Asia of Asurion Japan Holdings G.K.
		January 2021	President of the American Chamber of Commerce in Japan
		June 2023	Director of the Company (to present)
		January 2025	General Counsel International of Asurion Japan Holdings G.K. (to present)

(1)	These directors satisfy the requirements for an “outside director” under the Companies Act.

Corporate Executive Officers

At June 27, 2025, the following corporate executive officers held the indicated positions with us:

Name (Date of birth)	Current positions and principal outside positions	Business experience
Toru Nakashima (September 14, 1963)	See “Directors” under this Item 6.A.	See “Directors” under this Item 6.A.
Teiko Kudo (May 22, 1964)	See “Directors” under this Item 6.A.	See “Directors” under this Item 6.A.
Yoshihiro Hyakutome (February 27, 1965)	Deputy President and Corporate Executive Officer of the Company (Representative Corporate Executive Officer) Co-Head of Global Business Unit Deputy President Executive Officer of SMBC	April 1988	Joined Sumitomo Bank
		April 2016	Executive Officer of SMBC
		April 2017	Executive Officer of the Company
		April 2018	Managing Executive Officer of the Company
Managing Executive Officer of SMBC
		April 2022	Senior Managing Corporate Executive Officer of the Company
Director and Senior Managing Executive Officer of SMBC
		April 2024	Senior Managing Executive Officer of SMBC
		April 2025	Deputy President and Corporate Executive Officer of the Company (to present)
Deputy President Executive Officer of SMBC (to present)
Takeshi Mikami (February 16, 1966)	Deputy President and Corporate Executive Officer of the Company (Representative Corporate Executive Officer) Group Chief Audit Executive, or CAE Officer in charge of Internal Audit Department	April 1988	Joined Sumitomo Bank
		April 2016	Executive Officer of SMBC
		April 2017	Executive Officer of the Company
		April 2019	Managing Executive Officer of the Company
Managing Executive Officer of SMBC
		April 2020	Resigned as Managing Executive Officer of the Company
		April 2022	Senior Managing Corporate Executive Officer of the Company
Retired as Managing Executive Officer of SMBC
		April 2025	Deputy President and Corporate Executive Officer of the Company (to present)
Keiichiro Nakamura (December 14, 1966)	Senior Managing Corporate Executive Officer of the Company Co-Head of Global Business Unit Senior Managing Executive Officer of SMBC	April 1989	Joined Mitsui Bank
		April 2017	Executive Officer of the Company
Executive Officer of SMBC
		April 2020	Managing Executive Officer of the Company
Managing Executive Officer of SMBC
		April 2023	Senior Managing Corporate Executive Officer of the Company (to present)
Senior Managing Executive Officer of SMBC (to present)

Name (Date of birth)	Current positions and principal outside positions	Business experience
Akio Isowa (October 8, 1966)

Senior Managing Corporate Executive Officer of the Company

Group Chief Digital Innovation Officer, or CDIO

Officer in charge of Digital Solution Division, and Digital Strategy Department

Senior Managing Executive Officer of SMBC

		April 1990	Joined Sumitomo Bank
		April 2019	Executive Officer of the Company
Executive Officer of SMBC
		April 2021	Retired as Executive Officer of the Company
		April 2022	Managing Executive Officer of the Company
Managing Executive Officer of SMBC
		April 2023	Senior Managing Corporate Executive Officer of the Company (to present)
Senior Managing Executive Officer of SMBC (to present)
Fumihiko Ito (April 13, 1967)	Senior Managing Corporate Executive Officer of the Company Co-Head of Wholesale Business Unit Senior Managing Executive Officer of SMBC	April 1990	Joined Sumitomo Bank
		April 2018	Executive Officer of SMBC
		October 2018	Executive Officer of the Company
		April 2020	Managing Executive Officer of the Company
Managing Executive Officer of SMBC
		April 2023	Senior Managing Corporate Executive Officer of the Company
Senior Managing Executive Officer of SMBC
		June 2023	Director Senior Managing Corporate Executive Officer of the Company
		March 2024	Director and Senior Managing Executive Officer of SMBC
		April 2025	Senior Managing Corporate Executive Officer of the Company (to present)
Senior Managing Executive Officer of SMBC (to present)
Takashi Kobayashi (June 21, 1967)

Senior Managing Corporate Executive Officer of the Company

Group Chief Human Resources Officer, or CHRO

Officer in charge of General Affairs Department, Human Resources Department, Quality Management Department and CRE & Facility Planning Department

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

Director and Senior Managing Executive Officer of SMBC

		April 1991	Joined Sumitomo Bank
		April 2019	Executive Officer of the Company
Executive Officer of SMBC
		April 2022	Managing Executive Officer of the Company
Managing Executive Officer of SMBC
		March 2024	Director and Managing Executive Officer of SMBC
		April 2024	Senior Managing Corporate Executive Officer of the Company (to present)
Director and Senior Managing Executive Officer of SMBC (to present)

Name (Date of birth)	Current positions and principal outside positions	Business experience
Hideki Takamatsu (October 11, 1967)	Senior Managing Corporate Executive Officer of the Company	April 1991	Joined Sumitomo Bank

Group Chief Information Officer, or CIO and Group Chief Data and Analytics Officer, or CDAO

Officer in charge of IT Planning Department, Cybersecurity Management Department, Data Management Department and Operations Planning Department

Director and Senior Managing Executive Officer of SMBC

		April 2020	Executive Officer of the Company
Executive Officer of SMBC
		April 2024	Managing Executive Officer of the Company
Managing Executive Officer of SMBC
		April 2025	Senior Managing Corporate Executive Officer of the Company (to present)
Director and Senior Managing Executive Officer of SMBC (to present)

Yukihiro Mabuchi (April 7, 1968)	Senior Managing Corporate Executive Officer of the Company Co-Head of Wholesale Business Unit Senior Managing Executive Officer of SMBC	April 1991	Joined Sumitomo Bank
		April 2019	Executive Officer of the Company
Executive Officer of SMBC
		April 2022	Managing Executive Officer of the Company
Managing Executive Officer of SMBC
		April 2024	Senior Managing Executive Officer of the Company
Senior Managing Executive Officer of SMBC (to present)
		April 2025	Senior Managing Corporate Executive Officer of the Company (to present)
Akio Uemura (June 30, 1968)	Senior Managing Corporate Executive Officer of the Company Head of Retail Business Unit Senior Managing Executive Officer of SMBC	April 1992	Joined Sumitomo Bank
		April 2020	Executive Officer of the Company
Executive Officer of SMBC
		April 2023	Managing Executive Officer of the Company
Managing Executive Officer of SMBC
		April 2025	Senior Managing Corporate Executive Officer of the Company (to present)
Senior Managing Executive Officer of SMBC (to present)
Kazuyuki Anchi (January 3, 1971)	See “Directors” under this Item 6.A.	See “Directors” under this Item 6.A.
Arihiro Nagata (November 30, 1968)	Senior Managing Corporate Executive Officer of the Company Head of Global Markets Business Unit Senior Managing Executive Officer of SMBC	April 1993	Joined Sumitomo Bank
		April 2019	General Manager of Global Investment Department of SMBC
		April 2021	Executive Officer of SMBC
		April 2022	Executive Officer of the Company
		April 2023	Managing Executive Officer of the Company
Managing Executive Officer of SMBC
		April 2025	Senior Managing Corporate Executive Officer of the Company (to present)
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

6.B.  COMPENSATION

The aggregate amounts of compensation paid by us during the fiscal year ended March 31, 2025 to our directors and to our corporate executive officers were ¥537 million and ¥1,527 million, respectively.

The following table sets forth the details of individual compensation, disclosed pursuant to the provision of the Financial Instruments and Exchange Act of Japan (“FIEA”) and related ordinance, by SMFG and its subsidiaries in amounts equal to or exceeding ¥100 million during the fiscal year ended March 31, 2025:

	Compensation
	Aggregated amount	Paid by	Monetary compensation		Non-monetary compensation
			Non-performance -linked	Performance-linked		Non-performance -linked
Directors and corporate executive officers			Annual salary	Bonus	Stock compensation Plan I, PlanII	Stock compensation Plan III

	(In millions)(1)
Takeshi Kunibe	¥200	SMFG	¥107	¥31	¥61	¥—
		SMBC	—	—	—	—
Toru Nakashima	¥267	SMFG	¥117	¥48	¥101	¥—
		SMBC	—	—	—	—
Akihiro Fukutome	¥256	SMFG	¥5	¥—	¥—	¥—
		SMBC	109	44	97	—
Muneo Kanamaru	¥120	SMFG	¥29	¥11	¥19	¥—
		SMBC	29	11	19	—
Teiko Kudo	¥118	SMFG	¥29	¥10	¥18	¥—
		SMBC	29	10	19	—
Masamichi Koike	¥120	SMFG	¥29	¥11	¥19	¥—
		SMBC	29	11	19	—
Keiichiro Nakamura	¥101	SMFG	¥23	¥8	¥15	¥—
		SMBC	24	8	15	4
Akio Isowa	¥100	SMFG	¥23	¥8	¥15	¥—
		SMBC	24	8	15	4
Fumihiko Ito	¥100	SMFG	¥23	¥8	¥15	¥—
		SMBC	24	8	15	4
Takashi Kobayashi	¥100	SMFG	¥23	¥8	¥15	¥—
		SMBC	23	8	15	4
Natsuhiro Samejima	¥110	SMFG	¥23	¥8	¥14	¥—
		SMBC	23	9	15	14

(1)	Amounts less than one million yen have been truncated.

In June 2017, we transitioned from a board of corporate auditors governance system to a company with three statutory committees: a nominating committee, an audit committee and a compensation committee. The compensation committee is responsible for establishing policy in regard to the determination of compensation of our directors and corporate executive officers. In addition, the committee determines the contents of the compensation of the individual directors and corporate executive officers in accordance with this policy. For further information, refer to “Item 6.C. Board Practices.”

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

For further information about compensation plans utilizing restricted stock and stock option plans, refer to “Item 6.E. Share Ownership” or Note 41 “Share-Based Payment” to our consolidated financial statements included elsewhere in this annual report.

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

Under the Companies Act, a company with three statutory committees is required to have a nominating committee, an audit committee and a compensation committee, each of which consists of members of the board of directors and of which the majority of the members must be outside directors. In addition to the three statutory committees, we have voluntarily established our risk committee and sustainability committee.

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

Our board of directors held 12 meetings during the fiscal year ended March 31, 2025. The average attendance rate was 99%.

Nominating committee

The nominating committee determines the contents of proposals regarding the election and dismissal of directors to be submitted to a general meeting of shareholders. The committee also deliberates on matters regarding personnel decisions pertaining to officers of the Company and our major subsidiaries and the selection of successors to the presidents of the Company, SMBC and SMBC Nikko Securities.

Under the Companies Act, we are required to have a nominating committee that consists of members of our board of directors, and the majority of the members must be outside directors. Currently, the chairman of the nominating committee is Jun Sawada, who is an outside director. Other outside directors on the nominating committee are Sonosuke Kadonaga and Norimitsu Takashima. The other director on the nominating committee is Makoto Takashima, the chairman of the board.

Our nominating committee held 4 meetings during the fiscal year ended March 31, 2025. The average attendance rate was 100%.

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

Under the Companies Act, we are required to have an audit committee that consists of members of our board of directors, and the majority of the members must be outside directors. Currently, the chairman of the audit committee is Sonosuke Kadonaga, who is an outside director. Other outside directors on the audit committee are Yoriko Goto and Charles D. Lake II. Other directors on the audit committee are Toshihiro Isshiki and Honami Matsugasaki.

Our audit committee held 14 meetings during the fiscal year ended March 31, 2025. The average attendance rate was 99%.

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

Under the Companies Act, we are required to have a compensation committee that consists of members of our board of directors, and the majority of the members must be outside directors. Currently, the chairman of the compensation committee is Isao Teshirogi, who is an outside director. Other outside directors on the compensation committee are Jun Sawada, Norimitsu Takashima and Jenifer Rogers. Other directors on the compensation committee are Makoto Takashima, the chairman of the board, and Toru Nakashima, our president.

Our compensation committee held 7 meetings during the fiscal year ended March 31, 2025. The average attendance rate was 100%.

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

Companies listed on the NYSE, must comply with certain corporate governance standards provided under Section 303A of the NYSE Listed Company Manual. However, NYSE-listed companies that are foreign private issuers, including us, are permitted to follow home country practices in lieu of certain provisions of Section 303A if such foreign private issuers meet certain criteria. Refer to “Item 16G. Corporate Governance” for a summary of significant ways in which our corporate governance practices differ from those required to be followed by NYSE-listed U.S. companies.

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

6.D.  EMPLOYEES

At March 31, 2025, 2024 and 2023, on a consolidated basis, we had approximately 123,000, 120,000 and 106,000 employees, respectively, including locally hired staff in our foreign offices but excluding temporary employees. We also had an average of approximately 9,000 temporary employees during the fiscal year ended March 31, 2025.

The following tables show our full-time employees at March 31, 2025 on a consolidated basis under Japanese GAAP broken down based on business segment and geographical location:

Percentage of full-time employees at March 31, 2025
Business segment:
Wholesale Business Unit	7%
Retail Business Unit	22
Global Business Unit	57
Global Markets Business Unit	1
Head office account and others	13

Total	100%

Percentage of full-time employees at March 31, 2025
Location:
Japan	43%
Americas	5
Europe and Middle East	3
Asia and Oceania	49

Total	100%

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

6.E.  SHARE OWNERSHIP

Shareholdings by Directors and Senior Management

The following table shows the number of shares of our common stock owned by our directors and corporate executive officers at June 27, 2025:

Number of shares owned(1)
Directors and corporate executive officers:
Makoto Takashima	237,370
Toru Nakashima	162,130
Teiko Kudo	114,942
Kazuyuki Anchi	45,655
Toshihiro Isshiki	90,437
Honami Matsugasaki	36,927
Sonosuke Kadonaga	—
Jun Sawada	—
Yoriko Goto	—
Isao Teshirogi	—
Norimitsu Takashima	—
Charles D. Lake II	600
Jenifer Rogers	1,100
Yoshihiro Hyakutome	108,112
Takeshi Mikami	127,356
Keiichiro Nakamura	100,107
Akio Isowa	81,691
Fumihiko Ito	89,632
Takashi Kobayashi	92,077
Natsuhiro Samejima	71,892
Hideki Takamatsu	51,560
Yukihiro Mabuchi	74,618
Akio Uemura	59,151
Arihiro Nagata	47,850

(1)

Number of shares owned includes shares allotted under our compensation plans utilizing restricted stock. For further information, see “Stock Option Plans and Other Remuneration for Directors and Senior Management—Compensation Plans Utilizing Restricted Stock” in this section.

None of our directors or corporate executive officers is the owner of more than one percent of our common stock, and no director or corporate executive officer has voting rights with respect to our common stock that are different from any other holder of our common stock.

Stock Option Plans and Other Remuneration for Directors and Senior Management

Stock Option Plans

The following table provides an overview of the significant terms and conditions of the SMFG Stock Acquisition Rights, that we issued prior to the revision of our executive compensation policy in July 2017 (discussed below):

	Date of resolution	Number of grantees	Shares granted(1)	Exercise period	Exercise price
SMFG Stock Acquisition Rights (1st series)	July 28, 2010	82 directors, corporate auditors and executive officers of SMFG and SMBC	307,800 shares of common stock of the Company	August 13, 2010 to August 12, 2040	¥1 per share granted upon exercise of each stock acquisition right, multiplied by the number of shares granted

SMFG Stock Acquisition Rights (2nd series)	July 29, 2011	85 directors, corporate auditors and executive officers of SMFG and SMBC	804,600 shares of common stock of the Company	August 16, 2011 to August 15, 2041	¥1 per share granted upon exercise of each stock acquisition right, multiplied by the number of shares granted

SMFG Stock Acquisition Rights (3rd series)	July 30, 2012	85 directors, corporate auditors and executive officers of SMFG and SMBC	841,500 shares of common stock of the Company	August 15, 2012 to August 14, 2042	¥1 per share granted upon exercise of each stock acquisition right, multiplied by the number of shares granted

SMFG Stock Acquisition Rights (4th series)	July 29, 2013	82 directors, corporate auditors and executive officers of SMFG and SMBC	347,100 shares of common stock of the Company	August 14, 2013 to August 13, 2043	¥1 per share granted upon exercise of each stock acquisition right, multiplied by the number of shares granted

SMFG Stock Acquisition Rights (5th series)	July 30, 2014	82 directors, corporate auditors and executive officers of SMFG and SMBC	365,700 shares of common stock of the Company	August 15, 2014 to August 14, 2044	¥1 per share granted upon exercise of each stock acquisition right, multiplied by the number of shares granted

SMFG Stock Acquisition Rights (6th series)	July 31, 2015	83 directors, corporate auditors and executive officers of SMFG and SMBC	397,200 shares of common stock of the Company	August 18, 2015 to August 17, 2045	¥1 per share granted upon exercise of each stock acquisition right, multiplied by the number of shares granted

	Date of resolution	Number of grantees	Shares granted(1)	Exercise period	Exercise price

SMFG Stock Acquisition Rights (7th series)	July 26, 2016	89 directors, corporate auditors and executive officers of SMFG and SMBC	603,600 shares of common stock of the Company	August 15, 2016 to August 14, 2046	¥1 per share granted upon exercise of each stock acquisition right, multiplied by the number of shares granted

(1)

As resolved by the board of directors on May 15, 2024, we implemented a stock split of our common stock with an effective date of October 1, 2024, whereby each share of common stock owned by shareholders listed or recorded in the closing register of shareholders on the record date of September 30, 2024 was split into three shares. Number of shares granted took into account the stock split.

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

Under Plan II (annual performance share plan), executives are allotted shares of restricted stock equivalent to a certain portion of the monetary amount determined based on the annual performance of SMFG, as well as on the individual performance of the executives reviewed both from short-term and medium-to-long-term perspectives. The remainder is paid to the executives as a cash bonus. Transfer restrictions on these shares are released evenly over the three-year period following the year of allotment. Furthermore, we have incorporated qualitative and quantitative indicators related to sustainability initiatives into executive compensation schemes to accelerate sustainability management from the fiscal year ended March 31, 2023.

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

The following table provides details of the issuance and allotment of new shares under our stock compensation plans from April 1, 2022 to March 31, 2025:

Date of issue	Issue price(1)	Class and total number of shares issued(1)	Allottees and number of shares to be allotted(1)
July 26, 2022	¥1,335 per share	987,276 shares of common stock of the Company

Directors of SMFG: 4 persons 23,952 shares

Corporate executive officers of SMFG: 15 persons 51,888 shares

Executive officers, etc. of SMFG: 38 persons 85,428 shares

Directors of SMFG’s subsidiaries: 15 persons 109,566 shares

Executive officers, etc. of SMFG’s subsidiaries: 113 persons 716,442 shares

July 25, 2023	¥2,094 per share	1,433,670 shares of common stock of the Company

Directors of SMFG: 5 persons 96,594 shares

Corporate executive officers of SMFG: 16 persons 102,789 shares

Executive officers, etc. of SMFG: 41 persons 136,434 shares

Directors of SMFG’s subsidiaries: 19 persons 210,438 shares

Executive officers, etc. of SMFG’s subsidiaries: 106 persons 887,415 shares

July 25, 2024	¥3,748 per share	1,025,706 shares of common stock of the Company

Directors of SMFG: 4 persons 54,237 shares

Corporate executive officers of SMFG: 13 persons 56,706 shares

Executive officers of SMFG: 45 persons 128,460 shares

Directors of SMFG’s subsidiaries: 23 persons 117,354 shares

Executive officers, etc. of SMFG’s subsidiaries: 188 persons 668,949 shares

(1)

As resolved by the board of directors on May 15, 2024, we implemented a stock split of our common stock with an effective date of October 1, 2024, whereby each share of common stock owned by shareholders listed or recorded in the closing register of shareholders on the record date of September 30, 2024 was split into three shares. Issue price and number of shares are calculated based on the assumption that the stock split had been implemented at the beginning of the fiscal year ended March 31, 2023.

Employee Stock Ownership Associations

We have employee stock ownership associations in Japan for our and our subsidiaries’ employees. Members of the employee stock ownership associations set aside certain amounts from their monthly salary to purchase our common stock through the relevant employee stock ownership association. The administrator of each association makes open-market purchases of our common stock for the account of the association on a monthly basis. We and our subsidiaries contribute matching funds equivalent to 10% or 5% of the amount purchased by the relevant association. At March 31, 2025, none of the employee stock ownership associations held more than 1% of our common stock.

Employee Stock Ownership Plan

In March 2024, we announced the introduction of a share-based compensation plan for employees of SMBC. The plan is an incentive scheme that establishes an Employee Stock Ownership Plan (“ESOP”) trust which is funded by cash contributed by SMBC (via SMFG). The shares of our common stock acquired by the ESOP trust will be granted to SMBC employees upon their retirement based on the number of points earned by each employee. According to the rules of the share-based compensation plan for employees established by SMBC’s board of directors, the number of points granted to employees is linked to their grade and the business performance of SMFG. In this system, the compensation is linked to the SMFG share price over the medium-to-long-term, so that employees are incentivized to enhance the corporate value of the SMBC Group over the medium-to-long term. The plan was implemented for certain general managers in SMBC. On May 14, 2025, we announced that we added SMBC Nikko Securities Inc., Sumitomo Mitsui Card Company, Limited, and The Japan Research Institute, Limited, as subsidiaries eligible for the plan.

6.F.  DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

Item 7.	Major Shareholders and Related Party Transactions

7.A.  MAJOR SHAREHOLDERS

Major Shareholders

Our major shareholders, appearing on our register of common shareholders at March 31, 2025, were as follows:

	Number of shares held(2)	Percentage of shares issued(1)(2)
Name:
The Master Trust Bank of Japan, Ltd. (Trust Account)	635,472,900	16.40%
Custody Bank of Japan, Ltd. (Trust Account)	221,036,100	5.70%
STATE STREET BANK AND TRUST COMPANY 505001	106,052,661	2.73%
STATE STREET BANK WEST CLIENT—TREATY 505234	77,562,181	2.00%
NATSCUMCO	73,125,966	1.88%
JP MORGAN CHASE BANK 385781	52,795,679	1.36%
GOVERNMENT OF NORWAY	50,656,867	1.30%
JPMorgan Securities Japan Co., Ltd.	48,010,432	1.23%
Barclays Securities Japan Limited	44,065,000	1.13%
The Nomura Trust and Banking Co., Ltd. (Trust Account)	41,824,300	1.07%

(1)	Percentages are calculated based on the total number of shares of common stock then issued, excluding our treasury stock, and have been truncated to the nearest second decimal point.
(2)

On February 5, 2024, Sumitomo Mitsui Trust Holdings, Inc. filed a Schedule 13G/A with the SEC, indicating that Sumitomo Mitsui Trust Holdings, Inc. and its subsidiaries beneficially held 74,480,400 shares of our common stock, representing 5.57% of our outstanding common stock at December 31, 2023. On February 5, 2024, BlackRock, Inc. filed a Schedule 13G/A with the SEC, indicating that BlackRock, Inc. and its subsidiaries beneficially held 99,768,992 shares of our common stock, representing 7.46% of our outstanding common stock at December 31, 2023. The numbers of shares in this footnote are the numbers before the stock split of our common stock we implemented with an effective date of October 1, 2024, whereby each share of common stock owned by shareholders listed or recorded in the closing register of shareholders on the record date of September 30, 2024 was split into three shares.

Our major shareholders do not have different voting rights.

Shareholders in the United States

Because some of our common stock was held by brokers or other nominees, the number of shares held by and the number of beneficiary holders with addresses in the United States is not fully ascertainable. At March 31, 2025, there were 258 record holders of our common stock with addresses in the United States, whose shareholdings represented approximately 17% of our outstanding common stock on that date.

Control of the Company

To our knowledge, we are not directly or indirectly owned or controlled by any another corporation(s), by any foreign government or by any other natural or legal person(s), severally or jointly.

Arrangements for Change in Control of the Company

We know of no arrangements the operation of which may at a later time result in a change of control.

7.B.  RELATED PARTY TRANSACTIONS

We and our banking subsidiaries had, and expect to have in the future, banking transactions and other transactions in the ordinary course of business with our related parties. For the fiscal year ended March 31, 2025, such transactions included, but were not limited to, loans, deposits and guarantees. Furthermore, such transactions were immaterial and were made at prevailing market rates, terms and conditions, and did not involve more than the normal risk of collectability or present other unfavorable features.

During the fiscal year ended March 31, 2025, none of our directors or corporate executive officers, and none of the close members of their respective families, had any transactions that were material or any transactions that were unusual in their nature or conditions, involving goods, services or tangible or intangible assets, to which we were a party, and no such transactions were proposed at March 31, 2025. During the fiscal year ended March 31, 2025, we made no loans to our directors or corporate executive officers other than those that were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectability or present other unfavorable features.

7.C.  INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

Item 8.	Financial Information

8.A.  CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Financial Statements

All relevant financial statements are attached hereto. Refer to “Item 18. Financial Statements.” See “Item 5.A. Operating Results—Reconciliation with Japanese GAAP” for a reconciliation of consolidated net profit and total equity for the fiscal year ended March 31, 2025 under IFRS, with those amounts under Japanese GAAP.

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

The following table shows historical aggregate dividend payments per share of our common stock for each of the fiscal years from the fiscal year ended March 31, 2023 through the fiscal year ended March 31, 2025:

	Dividend per share
	Paid(1)(3)	Declared(2)(3)
Fiscal year ended March 31,
2023	¥80	¥73
2024	90	87
2025	122	105

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
(3)

As resolved by our board of directors on May 15, 2024, we implemented a stock split of our common stock with an effective date of October 1, 2024, whereby each share of common stock owned by shareholders listed or recorded in the closing register of shareholders on the record date of September 30, 2024 was split into three shares. The dividends per share are calculated based on the assumption that the stock split had been implemented at the beginning of the fiscal year ended March 31, 2023.

8.B.  SIGNIFICANT CHANGES

Except as otherwise described in this annual report, no significant change in our financial position has occurred since the date of the financial statements included elsewhere in this annual report.

Item 9.	The Offer and Listing

9.A.  OFFER AND LISTING DETAILS

Offering Details

Not applicable.

Trading Markets for Our Shares

Refer to “Item 9.C. Markets” for information on the stock exchanges on which our common stock is listed.

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

Voting Rights

Holders of shares of common stock have one voting right for each unit of shares held by them. Except as otherwise provided by law or by our articles of incorporation, a resolution can be adopted at a general meeting of shareholders by the holder of a majority of the total number of the voting rights represented at the meeting. In our articles of incorporation, the quorum to elect directors is one-third of the total number of voting rights. Our shareholders are not entitled to cumulative voting in the election of directors. Our shareholders may cast their votes by mail or via the internet. Our shareholders may also exercise their voting rights through proxies, provided that the proxies are also holders of shares with voting rights.

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

•

establishing a parent and a wholly-owned subsidiary relationship by way of a share transfer (kabushiki-iten) or share exchange (kabushiki-kokan), or establishing of a parent and subsidiary relationship by way of a partial share exchange (kabushiki-kofu), requiring shareholders’ approval;

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

As resolved by our board of directors on May 15, 2024, we implemented a stock split of our common stock with an effective date of October 1, 2024, whereby each share of common stock owned by shareholders listed or recorded in the closing register of shareholders on the record date of September 30, 2024 was split into three shares. Our articles of incorporation were amended to increase the authorized share capital to cover the number of shares increased by the stock split, which amendment became effective simultaneously with the effectiveness of the stock split.

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

Limitations on the Rights to Hold Our Common Stock by Foreign Investors

There are no specific limitations imposed by the laws of Japan, our articles of incorporation, or our other constituent documents, on the rights of nonresidents or foreign shareholders to hold or exercise voting rights on our shares of common stock or preferred stock. For further information, see “Common Stock—Voting Rights.”

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

The Foreign Exchange and Foreign Trade Act of Japan (the “FEFTA”) and the cabinet orders and ministerial ordinances, collectively known as the Foreign Exchange Act, set forth, among other things, the regulations relating to the receipt by nonresidents of Japan of payment with respect to our shares, and the acquisition and holding of our shares by nonresidents of Japan and foreign investors, both as defined below.

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

Prior Notification Requirements

If a foreign investor intends to consummate an acquisition of shares or voting rights of a Japanese listed company that constitutes an “inward direct investment” as described above, in certain circumstances, such as where the foreign investor is in a country that is not listed on an exemption schedule in the Foreign Exchange Act or where that Japanese company is engaged in certain businesses designated by the Foreign Exchange Act as designated businesses (the “Designated Businesses”), prior notification of the relevant inward direct investment must be filed with the Minister of Finance and any other competent Ministers.

However, a foreign investor seeking to acquire shares or voting rights of a Japanese listed company or the authority to exercise, either directly or through instructions, voting rights held by other shareholders that constitutes an “inward direct investment” may be generally eligible for the exemptions from the prior notification requirements, if certain conditions (as prescribed in the Foreign Exchange Act) are met.

In the case of an acquisition of shares or voting rights or the authority to exercise, voting rights of a Japanese listed company that is engaged in the certain Designated Businesses designated by the Foreign Exchange Act as core sector businesses (the “Core Sector Designated Businesses”), which are currently engaged by the Company, the foreign investor may be exempted from the prior notification requirement, if, as a result of such acquisition, the foreign investor directly or indirectly holds less than 10% of the total number of issued shares or voting rights of the relevant company, and such foreign investor complies with the following conditions:

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

Notwithstanding the above, if a foreign investor falls under the category of disqualified investors designated by the Foreign Exchange Act (including (a) investors who have records of certain sanctions due to violations of the FEFTA, (b) foreign governments, etc. (as prescribed in the Foreign Exchange Act) and (c) certain investors who are owned by or have certain other relationships with, foreign governments, etc., excluding those who are accredited by the Minister of Finance), in no event may such foreign investor be eligible for the exemptions described above. On the other hand, if a foreign investor, excluding the disqualified investors described in the foregoing sentence, falls under a category of certain foreign financial institutions (as prescribed in the Foreign Exchange Act) and complies with the conditions for the exemption (i) through (iii) above, such foreign investor may be eligible for the exemptions, even if the acquisition results in such foreign investor’s directly or indirectly holding 10% or more of the total number of issued shares or voting rights of the corporation engaged in the Core Sector Designated Businesses.

Pursuant to the amendments to the Foreign Exchange Act which took effect in May 2025 (the “2025 Amendments”), the scope of the above-mentioned disqualified investors, who are not eligible for the exemptions described above, was expanded. As a result, disqualified investors include (a) certain foreign investors who have obligations to cooperate with foreign governments, etc. in collecting information pursuant to agreements with foreign governments, etc. or foreign laws and regulations (as prescribed in the Foreign Exchange Act) and (b) certain foreign investors who are owned by, or who have certain other relationships with, the foreign investors set forth in (a) above (as prescribed in the Foreign Exchange Act) (collectively, the “Specified Foreign Investors”), excluding those who are accredited by the Minister of Finance. In addition, the exemption from the prior notification requirement was amended not to apply to cases where a foreign investor is equivalent to Specified Foreign Investors (the “Quasi-Specified Foreign Investors”) (as prescribed in the Foreign Exchange Act). The Quasi-Specified Foreign Investors include foreign investors (i) whose managerial decision is made substantially by the foreign investors set forth in (a) above, (ii) whose managerial decision is made in a country other than the country of incorporation and affected by laws and regulations, etc. imposing obligations to cooperate with foreign governments, etc. in collecting information or (iii) who has obligations to disclose information to cooperate with foreign governments, etc. pursuant to agreements with the Specified Foreign Investors or the foreign investor set forth in (iii), seeks to acquire shares or voting rights, including authority to exercise, either directly or through instructions, voting rights owned by others, a listed corporation which is engaged in Core Sector Designated Businesses and also falls under the definition of “Specified Essential Infrastructure Service Providers” as defined in the Economic Security Promotion Act (the “Designated Core Business Entity”). This will be the case even if such foreign investor, (x) as a result of an acquisition of such shares or voting rights, including authority to exercise, either directly or through instructions, voting rights owned by others, of such listed corporation, together with parties that have a special relationship with that foreign investor, holds or has authority to exercise less than 10% of the total issued shares or voting rights of such listed corporation, or (y) falls under a category of certain foreign financial institutions (as prescribed in the Foreign Exchange Act) set forth in the preceding paragraph. Further, conditions for the above exemption, which must be complied with for a foreign investor to be exempted from the prior notification requirement, were amended to include the following two additional conditions, when they apply to cases of acquisitions by a Quasi-Specified Foreign Investor of shares or voting rights, including authority to exercise, either directly or through instructions, voting rights owned by others, of a listed corporation which is engaged in Core Sector Designated Businesses but is not a Designated Core Business Entity, as a result of which acquisition, together with parties that have a special relationship with that Quasi-Specified Foreign Investor, such Quasi-Specified Foreign Investor holds or has authority to exercise less than 10% of the total issued shares or voting rights of the above mentioned corporation:

(i)

the foreign investor will not access non-public information in relation to the Core Sector Designated Businesses of such corporation, or take certain other actions that may lead to the leak of such non-public information (as prescribed in the Foreign Exchange Act); and

(ii)

the foreign investor will not work, or cause its closely- related persons (prescribed in the Foreign Exchange Act) to work in relation to the Core Sector Designated Businesses of such corporation, as an employee for such corporation or will not solicit any officers or employees of such corporation to work for the foreign investor or any third party.

For the purpose of regulations in connection with the “inward direct investment” under the Foreign Exchange Act, Japanese listed companies are classified into the following categories:

(i)	companies engaged only in businesses other than Designated Businesses;

(ii)	companies engaged in Designated Businesses other than Core Sector Designated Businesses;

(iii)	companies engaged in Core Sector Designated Businesses other than Designated Core Business Entity; and

(iv)	corporations falling into Designated Core Business Entity.

For reference purposes only, the Minister of Finance publishes, and may update from time to time, a list that classifies Japanese listed companies into the above categories, and according to the list on May 2, 2025 published by the Minister of Finance, businesses which are currently engaged by the Company is classified as category (iii) i.e., the Core Sector Designated Businesses above.

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

PFIC Rules

Based upon certain proposed Treasury regulations that are not yet in effect, but are generally proposed to become effective for taxable years beginning after December 31, 1994, we believe that we were not a PFIC for

U.S. federal income tax purposes for our taxable year ended March 31, 2025. However, since proposed Treasury regulations may not be finalized in their current form, and since PFIC status depends upon the composition of our income and assets and the market value of our assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any taxable year during which a U.S. Holder held shares, certain adverse U.S. federal income tax consequences could apply to the U.S. Holder.

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

Quantitative and Qualitative Information about Risk Management

Risk Culture

In order for us to realize and maintain sustainable growth in corporate value, each of our directors, officers and other employees should think and judge on their own if their actions meet the expectations and requirements of customers, markets, and other stakeholders, not just if they are compliant with laws and regulations. We have established the “Behavioral Guideline on Compliance and Risk” for all our directors, officers and other employees to hold onto as a “keystone” of their daily business. Relevant concrete measures to foster a sound risk culture include internal surveys for monitoring the compliance awareness and risk sensitivity of our colleagues, as well as communication of messages from top management to employees and internal training.

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

We have a Risk Appetite Statement that provides a qualitative explanation of our approach to risk taking and risk management for each category: soundness, profitability, liquidity, credit, market, climate-related, reputational, model, operational, and conduct/compliance. We also have quantitative measures (i.e., Risk Appetite Measures) that function as benchmarks for risks that we are considering taking and for risk/return.

Risk appetites are decided during the process of formulating business strategies and management policies with the approval of the board of directors. These risk appetites are set based on Top Risks that threaten to significantly impact management and on risk analyses (stress testing) that illustrate the impact if a risk should materialize. In addition, risk register and Key Risk Events (“KRE”) are utilized as part of a system for assessing the risks present in new and existing business activities and for verifying the adequacy of Top Risks, risk appetites, and business strategies.

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

Market Risk. Market risk is the possibility that fluctuations in interest rates, foreign exchange rates, equity prices or other market prices will change the market value of financial products, leading to a loss.

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

Stress Testing

We use stress testing to analyze and comprehend the impact of changes in economic or market conditions on the SMBC Group’s businesses, in order to plan and execute forward-looking business strategies.

In our stress testing, we prepare multiple risk scenarios including macroeconomic variables such as GDP, equity prices, interest rates, and foreign exchange rates based on the aforementioned Top Risks and discussions with experts and related departments.

When developing business strategies, we set out scenarios assuming stressed business environments such as serious economic recessions and market disruption for the sake of assessing risk-taking capabilities at SMBC Group and verifying whether adequate soundness can be maintained under stress. For example, we conduct stress testing assuming the resurgence of inflation primarily in Western countries, the aggressive monetary tightening implemented by central banks in response to rising inflation rates, the occurrence of a global recession, and the outbreak of a financial crisis to verify the soundness of the SMBC Group’s capital and to confirm the appropriate actions to be taken.

During a fiscal year, we conduct stress testing in a timely manner to assess the potential impact on our business and to take the appropriate actions in case a serious risk event occurs.

In addition, we conduct detailed stress testing for individual risks such as credit risk, market risk, and liquidity risk, so as to decide and review risk-taking strategies. For example, we analyze liquidity risk under a severe scenario that combines idiosyncratic factors of the SMBC Group and market-wide factors.

We have included climate-related risk, such as natural disasters resulting from extreme weather (physical risks) and carbon-related stranded assets due to the transition to a decarbonized society (transition risks), in our Top Risks. Also, we have conducted scenario analyses to evaluate physical risks related to water disasters and declines in productivity due to rising temperatures, etc. on a global scale, as well as transition risks within the energy, power, automobile, and steel sectors to estimate the potential impacts on our financial position.

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

Key Risk Events

KRE, external events that indicate the increased threat of risks, have been identified to ascertain the symptoms of the potential risks. KRE are utilized to analyze and assess how likely similar cases will occur in SMBC Group and what effects such similar cases will have on SMBC Group, and to enhance our risk management system.

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

Third Line. Independent from the First Line and Second Line, the Audit Dept. shall assess and verify the effectiveness and appropriateness of risk management and compliance systems managed and operated by the First Line and Second Line, and report these results to the audit committee and the Management Committee. The Department shall provide recommendations regarding identified issues or problems.

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

Market Risk and Liquidity Risk

Market risk is the possibility that fluctuations in interest rates, foreign exchange rates, equity prices or other market prices will change the market value of financial products, leading to a loss. The purpose of market risk management is to keep the market risk exposure to a permissible level relative to capital.

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

Market Risk Measurement Techniques—Value at Risk

The principal SMBC Group companies’ internal VaR model makes use of historical data to prepare scenarios for market fluctuations and, by conducting simulations of gains and losses on a net position basis, the model estimates the potential losses that may occur. The VaR calculation method we employ for both trading and non-trading activities is based mainly on the following:

•	the historical simulation method;

•	a one-sided confidence interval of 99.0%;

•	a one-day holding period (a one-year holding period for the equity holding investment portfolio); and

•	an observation period of four years (ten years for the equity holding investment portfolio).

This method is reviewed periodically and refined, if necessary.

The relationship between the VaR calculated by the model and the hypothetical profit and loss data is back-tested periodically. There were no significant excess losses that would raise doubts on the validity of the model in the back-testing results, including from the trading accounts. The back-testing results are reviewed by management, which also monitors the ongoing suitability of the VaR model.

For products and positions where the historical simulation method is not applied, risk amounts are measured using reasonable and conservative methods and are also added to the risk amounts calculated using the historical simulation method.

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

VaR Summary for the Fiscal Years Ended March 31, 2025 and 2024

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

(a) VaR for Trading Activity

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)

	(In billions)
For the fiscal year ended March 31, 2025:
SMBC Consolidated
Maximum	¥7.2	¥6.7	¥2.4	¥21.5	¥26.9
Minimum	4.4	3.2	0.1	12.4	17.8
Daily average	6.0	5.1	0.7	17.0	22.6
At March 31, 2025	5.7	5.4	0.2	19.1	23.9

SMFG Consolidated
Maximum	¥24.1	¥8.4	¥22.3	¥21.5	¥61.8
Minimum	17.8	4.5	2.9	12.4	38.4
Daily average	19.5	6.5	5.7	17.0	42.1
At March 31, 2025	18.3	7.1	3.0	19.1	40.8

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)

	(In billions)
For the fiscal year ended March 31, 2024:
SMBC Consolidated
Maximum	¥39.6	¥33.5	¥2.8	¥14.1	¥21.5
Minimum	5.1	2.6	0.1	5.1	10.9
Daily average	10.4	7.8	1.3	9.5	15.3
At March 31, 2024	5.6	4.0	0.1	13.3	17.5

SMFG Consolidated
Maximum	¥49.6	¥34.9	¥12.8	¥14.1	¥46.4
Minimum	15.7	3.8	5.2	5.1	27.2
Daily average	22.5	9.0	7.4	9.5	34.4
At March 31, 2024	19.5	5.2	8.1	13.3	40.0

(1)	Total for “Maximum,” “Minimum,” and “Daily average” represent the maximum, minimum and daily average of the total of the trading book.

(b) VaR for Non-Trading Activity

(i) Banking

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)

	(In billions)
For the fiscal year ended March 31, 2025:
SMBC Consolidated
Maximum	¥80.6	¥0.2	¥35.6	¥0.0	¥94.7
Minimum	56.4	0.0	12.6	0.0	58.2
Daily average	66.9	0.0	28.0	0.0	73.7
At March 31, 2025	61.3	0.1	32.6	0.0	62.5

SMFG Consolidated
Maximum	¥82.1	¥0.2	¥35.6	¥0.0	¥96.3
Minimum	57.6	0.0	12.6	0.0	59.5
Daily average	68.2	0.0	28.0	0.0	75.0
At March 31, 2025	62.5	0.1	32.6	0.0	63.6

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)

	(In billions)
For the fiscal year ended March 31, 2024:
SMBC Consolidated
Maximum	¥91.4	¥0.5	¥32.6	¥0.0	¥98.1
Minimum	60.7	0.0	4.0	0.0	64.1
Daily average	75.8	0.0	21.3	0.0	84.6
At March 31, 2024	78.0	0.0	31.8	0.0	93.5

SMFG Consolidated
Maximum	¥92.8	¥0.5	¥32.6	¥0.0	¥99.5
Minimum	62.1	0.0	4.0	0.0	65.5
Daily average	77.1	0.0	21.3	0.0	85.9
At March 31, 2024	79.6	0.0	31.8	0.0	95.1

(1)	Total for “Maximum,” “Minimum,” and “Daily average” represent the maximum, minimum and daily average of the total of the banking book.

(ii) Equity Holding Investment

Equities risk
(In billions)
For the fiscal year ended March 31, 2025:
SMBC Consolidated
Maximum	¥1,258.2
Minimum	937.3
Daily average	1,134.5
At March 31, 2025	960.3

SMFG Consolidated
Maximum	¥1,576.8
Minimum	1,233.7
Daily average	1,456.7
At March 31, 2025	1,323.4

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

Based on the standards for interest rate risk in the banking book issued by the BCBS in April 2016, the FSA revised the related regulatory guidelines pertaining to monitoring of interest rate risks in the banking book in December 2017. The revised disclosure requirements with respect to the changes in economic value of equity (“ΔEVE”) and changes in net interest income (“ΔNII”) in the banking book as a result of interest rate shocks have been applied from March 31, 2018. The tables below present ΔEVE and ΔNII of SMBC and SMFG on a consolidated basis at March 31, 2025 and 2024, respectively.

ΔEVE is defined as a decline in economic value as a result of an interest rate shock. It is calculated by multiplying the interest rate sensitivity (excluding credit spread) and interest rate change. The FSA implements a “materiality test” to identify banks taking excessive interest rate risks. Under the materiality test, the FSA monitors the ratio of ΔEVE to Tier 1 capital based on a set of prescribed interest rate shock scenarios. The threshold applied by the FSA is 15% and the ratios for SMBC on a consolidated basis at March 31, 2025 and 2024 were 3.0% and 2.5%, respectively, and those for SMFG on a consolidated basis at March 31, 2025 and 2024 were 2.9% and 2.2%, respectively.

ΔNII is defined as a decline in interest income over a rolling 12-month period as a result of an interest rate shock. It is calculated assuming a constant balance sheet over a forward-looking rolling 12-month period.

	At March 31, 2025		At March 31, 2024
	ΔEVE	ΔNII	ΔEVE	ΔNII

	(In billions)
SMBC Consolidated
Parallel shock up	¥378.3	¥(251.5)	¥295.8	¥(506.1)
Parallel shock down	107.4	378.6	172.7	692.7
Steepener shock	19.2	—	40.5	—
Flattener shock	281.4	—	224.6	—
Short rate shock up	342.4	—	173.9	—
Short rate shock down	11.5	—	39.8	—
Maximum	378.3	378.6	295.8	692.7

	At March 31, 2025	At March 31, 2024

	(In billions)
Tier 1 Capital	¥12,410.7	¥11,937.9

	At March 31, 2025		At March 31, 2024
	ΔEVE	ΔNII	ΔEVE	ΔNII

	(In billions)
SMFG Consolidated
Parallel shock up	¥378.3	¥(251.5)	¥295.8	¥(506.1)
Parallel shock down	107.4	378.6	172.7	692.7
Steepener shock	19.2	—	40.5	—
Flattener shock	281.4	—	224.6	—
Short rate shock up	342.4	—	173.9	—
Short rate shock down	11.5	—	39.8	—
Maximum	378.3	378.6	295.8	692.7

	At March 31, 2025	At March 31, 2024

	(In billions)
Tier 1 Capital	¥13,258.8	¥13,311.6

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

(c) Equity Holding Investment Risk

We establish limits on allowable risk for equity holding investments, and monitor the observance of those limits to keep equity price fluctuation risk within acceptable parameters. We have been reducing our equity holding investments, and the balance is within a permitted level, which is less than 100% of our consolidated Tier 1 Capital. See “Item 4.B. Business Overview—Regulations in Japan—Regulations for Stabilizing the Financial System—Restriction on Aggregate Shareholdings by a Bank.”

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

Citibank, N.A., as depositary, has agreed to reimburse the Company for certain expenses the Company incurs in connection with its ADR program, subject to certain ceilings. During the fiscal year ended March 31, 2025, we received $358,681.09 as reimbursement for such expenses.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including Toru Nakashima, our President and Group Chief Executive Officer, and Kazuyuki Anchi, our Senior Managing Corporate Executive Officer and Group Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) at March 31, 2025. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable, not absolute, assurance of achieving their control objectives. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based upon the evaluation referred to above, Toru Nakashima and Kazuyuki Anchi concluded that the design and operation of our disclosure controls and procedures at March 31, 2025 were effective to provide reasonable assurance that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

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

Our management evaluated the effectiveness of our internal control over financial reporting at March 31, 2025 based on the criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the evaluation, management has concluded that we maintained effective internal control over financial reporting at March 31, 2025.

The effectiveness of our internal control over financial reporting at March 31, 2025 has been audited by KPMG AZSA, our independent registered public accounting firm, as stated in the “Report of Independent Registered Public Accounting Firm” included in this annual report.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Our board of directors has determined that Yoriko Goto is an “audit committee financial expert” as defined in Item 16A of Form 20-F and is “independent” as defined in the listing standards of the NYSE.

Item 16B.	Code of Ethics

We have adopted a code of ethics, which is comprised of internal rules included in our business ethics and compliance manual, each of which applies to all our directors, officers and other employees.

On April 1, 2025, we revised our previous internal rules and established “Behavioral Guideline on Compliance and Risk,” in order to respond to diversifying expectations from customers and society, as well as the complexities of our own business.

A copy of the sections of our business ethics and compliance manual equivalent to the “code of ethics” (as defined in paragraph (b) of Item 16B of Form 20-F) is attached as Exhibit 11.1 to this annual report.

No waivers of the business ethics and compliance manual have been granted to any of our directors, officers or other employees, during the fiscal year ended March 31, 2025.

Item 16C.	Principal Accountant Fees and Services

Fees for Services Provided by KPMG AZSA and its Affiliates

The aggregate fees billed by KPMG AZSA, our independent registered public accounting firm, and its affiliates, for the fiscal years ended March 31, 2025 and 2024 are presented in the following table:

	For the fiscal year ended March 31,
	2025	2024

	(In millions)
Audit fees(1)	¥7,343	¥6,961
Audit-related fees(2)	421	444
Tax fees(3)	55	48
All other fees(4)	15	24

Total	¥7,834	¥7,477

(1)

Audit fees primarily include fees for the audit of our and our subsidiaries’ annual financial statements and fees for the services that are normally provided in connection with our statutory and regulatory filings.

(2)	Audit-related fees primarily include fees for attestation and related services that are not reported under audit fees.
(3)	Tax fees primarily include fees for tax compliance, assistance with preparation of tax return filings and tax advisory services.
(4)	All other fees include fees for the assessment of internal controls related to the implementation of systems.

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

Fees approved pursuant to the procedures described in paragraph 2-01(c)(7)(i)(C) of Regulation S-X, which provides for an exception to the general requirement for pre-approval in certain circumstances, were none for the fiscal years ended March 31, 2025 and 2024.

Item 16D.	Exemptions from the Listing Standards for the Audit Committee

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth purchases of our common stock by us and our affiliated purchasers during the fiscal year ended March 31, 2025:

	Total number of shares purchased(1)(2)(3)	Average price paid per share(1)(3)	Total number of shares purchased as part of publicly announced plans or programs(1)(4)(5)	Maximum number of shares that may yet be purchased under the plans or programs(1)(4)(5)
April 1 to April 30, 2024	6,543	¥2,911	—	—
May 1 to May 31, 2024	2,433,435	3,339	2,427,000	42,573,000
June 1 to June 30, 2024	13,925,367	3,378	13,920,900	28,652,100
July 1 to July 31, 2024	11,271,570	3,650	11,263,200	17,388,900
August 1 to August 31, 2024	1,077,762	3,518	1,074,300	16,314,600
September 1 to September 30, 2024	4,872	3,032	—	—
October 1 to October 31, 2024	2,907	3,091	—	—
November 1 to November 30, 2024	8,944,056	3,638	8,940,600	51,059,400
December 1 to December 31, 2024	17,237,383	3,744	17,234,100	33,825,300
January 1 to January 31, 2025	12,822,076	3,802	12,819,800	21,005,500
February 1 to February 28, 2025	1,092,890	3,874	1,091,600	19,913,900
March 1 to March 31, 2025	1,555	3,893	—	—

Total	68,820,416	¥3,636	68,771,500	—

(1)

As resolved by the board of directors on May 15, 2024, we implemented a stock split of our common stock with an effective date of October 1, 2024, whereby each share of common stock owned by shareholders listed or recorded in the closing register of shareholders on the record date of September 30, 2024 was split into three shares. Number of shares and average price paid per share are calculated based on the assumption that the stock split had been implemented at the beginning of the fiscal year ended March 31, 2025.

(2)

A total of 48,916 shares based on the assumption that the stock split had been implemented at the beginning of the fiscal year ended March 31, 2025 were purchased other than through a publicly announced plan or program during the fiscal year ended March 31, 2025, due to our purchases of shares constituting less than one unit from registered holders of such shares at the current market prices of those shares.

(3)

A total of 149,000 shares (447,000 shares based on the assumption that the stock split had been implemented at the beginning of the fiscal year ended March 31, 2025) were purchased by the Employee Stock Ownership Plan (“ESOP”) trust during May 2024. These shares are excluded from the total number of shares purchased and average price paid per share in this table.

(4)

On May 15, 2024, we announced that our board of directors resolved to repurchase shares of our common stock and cancel all the repurchased shares. The resolution authorized the repurchase of up to the lesser of (i) an aggregate of 15,000,000 shares (45,000,000 shares based on the assumption that the stock split had been implemented at the beginning of the fiscal year ended March 31, 2025) of our common stock and (ii) an aggregate of ¥100 billion between May 16, 2024 and July 31, 2024. On August 1, 2024, we announced that we completed the repurchase pursuant to the resolution, acquiring 9,561,800 shares (28,685,400 shares based on the assumption that the stock split had been implemented at the beginning of the fiscal year ended March 31, 2025) of our common stock for ¥100 billion in aggregate. We cancelled all of the repurchased shares on August 20, 2024.

(5)

On November 14, 2024, we announced that our board of directors resolved to repurchase shares of our common stock and cancel all the repurchased shares. The resolution authorized the repurchase of up to the lesser of (i) an aggregate of 60,000,000 shares of our common stock and (ii) an aggregate of ¥150 billion between November 15, 2024 and January 31, 2025. On February 3, 2025, we announced that we completed the repurchase pursuant to the resolution, acquiring 40,086,100 shares of our common stock for ¥150 billion in aggregate. We cancelled all of the repurchased shares on February 20, 2025.

On May 14, 2025, we announced that our board of directors resolved to repurchase shares of our common stock and cancel all the repurchased shares. The resolution authorized the repurchase of up to the lesser of (i) an aggregate of 40,000,000 shares of our common stock and (ii) an aggregate of ¥100 billion between May 15, 2025 and July 31, 2025. The cancellation of the repurchased shares is scheduled on August 20, 2025. During May 2025, the Company entered into contracts to repurchase 3,989,800 shares of our common stock for ¥15 billion in aggregate.

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

•

A NYSE-listed U.S. company is required to have a nominating/corporate governance committee and a compensation committee, all of which must be composed entirely of independent directors. The members of the compensation committee must satisfy additional requirements set forth in Section 303A.02(a)(ii) of the NYSE Listed Company Manual. A compensation committee must also have the authority to, in its sole discretion, retain or obtain the advice of a compensation consultant, independent legal counsel or other adviser. This authority is subject to the committee’s consideration of certain criteria set forth in Section 303A.05(c) of the NYSE Listed Company Manual regarding the independence of the adviser. Under the Companies Act, we are required to establish a nominating committee and a compensation committee, each of which consists of at least three directors and of which the majority of the members must be outside directors. Currently, three of the four members of our nominating committee and four of the six members of compensation committee are outside directors who meet the requirements under the Companies Act.

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

•

A NYSE-listed U.S. company must generally obtain shareholder approval with respect to any equity compensation plan, subject to limited exemptions. Under the Companies Act, companies with three statutory committees such as us are not required to obtain shareholder approval with respect to equity compensation plans. In this case, the compensation committee is required to establish policies in regard to the determination of the compensation of the directors and corporate executive officers, including stock compensation plans that utilize restricted stock, and determines the compensation of the individual directors and corporate executive officers in accordance with such policies. For information on the equity compensation plan introduced by us, refer to “Item 6.E. Share Ownership.”

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
Risk Management and Strategy
We define cybersecurity threats as one of the top risks for our group. Under the concept of “three lines of defense,” we have integrated cybersecurity risk management, which assesses, identifies, and manages material risks from cybersecurity threats, into a company-wide framework and have established a structure with over 700 personnel. Cybersecurity risk management forms part of our cybersecurity operational plan, which is subject to approval by the Management Committee.
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

For the fiscal year ended March 31, 2025, there were no cybersecurity incidents that had a material impact on our results of operations or financial condition.
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

PART III

Item 17.	Financial Statements

We have responded to Item 18 in lieu of this item.

Item 18.	Financial Statements

The information required by this item is set forth in our consolidated financial statements starting on page F-1 of this annual report.

Item 19.	Exhibits

We have filed the following documents as exhibits to this document:

Exhibit 1.1	Articles of Incorporation of Sumitomo Mitsui Financial Group, Inc., as amended on October 1, 2024

Exhibit 1.2	Regulations of the Board of Directors of Sumitomo Mitsui Financial Group, Inc., as amended on July 28, 2021, incorporated by reference from our registration statement on Form F-3 (Commission file number 333-261754) filed on December 20, 2021

Exhibit 1.3	Share Handling Regulations of Sumitomo Mitsui Financial Group, Inc., as amended on September 1, 2022, incorporated by reference from our annual report on Form 20-F (Commission file number 001-34919) filed on June 29, 2023

Exhibit 1.4	Compensation Recoupment Policy of Sumitomo Mitsui Financial Group, Inc., adopted on October 24, 2023, incorporated by reference from our annual report on Form 20-F (Commission file number 001-34919) filed on June 27, 2024

Exhibit 2.1	Form of Deposit Agreement among the registrant, Citibank, N.A., as Depositary, and all owners and holders from time to time of American Depositary Shares issued thereunder, incorporated by reference from our registration statement on Form 20-F (Commission file number 001-34919) filed on October 20, 2010

Exhibit 2.2	Description of our common stock, incorporated by reference from “Item 10.B Memorandum and Articles of Incorporation” of this annual report

Exhibit 2.3	Description of our American Depositary Shares

Exhibit 2.4	Form of ADR, incorporated by reference from our prospectus on Form 424B3 (Commission file number 333-170036) filed on October 1, 2024

Exhibit 8	List of subsidiaries of Sumitomo Mitsui Financial Group, Inc., at March 31, 2025

Exhibit 11.1	Code of Ethics of Sumitomo Mitsui Financial Group, Inc., as amended on April 1, 2025

Exhibit 11.2	Insider Trading Policy of Sumitomo Mitsui Financial Group, Inc., as amended on June 1, 2025

Exhibit 12.1	CEO Certification Required by Rule 13a-14(a) (17 CFR 240.13a-14(a))

Exhibit 12.2	CFO Certification Required by Rule 13a-14(a) (17 CFR 240.13a-14(a))

Exhibit 13.1	Certification Required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

Exhibit 13.2	Certification Required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

Exhibit 15.1	Consent of Independent Registered Public Accounting Firm

Exhibit 101. INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

Exhibit 101. SCH	Inline XBRL Taxonomy Extension Schema

Exhibit 101. CAL	Inline XBRL Taxonomy Extension Calculation Linkbase

Exhibit 101. DEF	Inline XBRL Taxonomy Extension Definition Linkbase

Exhibit 101. LAB	Inline XBRL Taxonomy Extension Label Linkbase

Exhibit 101. PRE	Inline XBRL Taxonomy Extension Presentation Linkbase

Exhibit 104	The cover page for the Company’s Annual Report on Form 20-F for the year ended March 31, 2025, has been formatted in Inline XBRL

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

Date: June 27, 2025

SELECTED STATISTICAL DATA

I.	Distribution of Assets, Liabilities and Equity; Interest Rates and Interest Differential
Average Statements of Financial Positions, Interest and Average Rates
The following tables show the average balances of our statement of financial position items and related interest and average interest rates for the fiscal years ended March 31, 2025, 2024 and 2023. Average balances are generally based on a daily average. Weekly, month-end
or
quarter-end
averages are used for certain average balances where it is not practical to obtain the applicable daily averages. The average balances determined by such methods are considered to be representative of our operations. The allocation of amounts between domestic and foreign is based on the location of the office.

	For the fiscal year ended March 31,
	2025			2024			2023
	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate

	(In millions, except percentages)
Interest-earning assets:
Interest-earning deposits with banks (1) :
Domestic offices	¥61,132,777	¥150,660	0.25%	¥27,449,165	¥31,499	0.11%	¥28,703,195	¥34,990	0.12%
Foreign offices	10,322,330	501,381	4.86%	11,070,392	572,765	5.17%	10,400,549	300,815	2.89%

Total	71,455,107	652,041	0.91%	38,519,557	604,264	1.57%	39,103,744	335,805	0.86%

Call loans and bills bought, reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	11,815,659	128,943	1.09%	11,379,074	79,841	0.70%	11,158,315	27,777	0.25%
Foreign offices	11,631,865	442,859	3.81%	8,536,516	328,524	3.85%	6,192,287	102,839	1.66%

Total	23,447,524	571,802	2.44%	19,915,590	408,365	2.05%	17,350,602	130,616	0.75%

Trading assets (2) and financial assets at fair value through profit or loss (3) :
Domestic offices	3,822,406	20,852	0.55%	3,704,566	13,848	0.37%	3,111,209	10,849	0.35%
Foreign offices	1,279,931	54,999	4.30%	1,581,322	43,199	2.73%	841,188	26,965	3.21%

Total	5,102,337	75,851	1.49%	5,285,888	57,047	1.08%	3,952,397	37,814	0.96%

Investment securities (4) :
Domestic offices	19,139,502	300,019	1.57%	18,289,128	236,610	1.29%	18,999,935	82,984	0.44%
Foreign offices	9,152,913	325,716	3.56%	7,843,093	257,098	3.28%	6,051,591	135,027	2.23%

Total	28,292,415	625,735	2.21%	26,132,221	493,708	1.89%	25,051,526	218,011	0.87%

Loans and advances (5) :
Domestic offices	73,086,292	1,281,714	1.75%	69,795,241	1,178,957	1.69%	66,849,437	976,128	1.46%
Foreign offices	51,599,922	3,585,449	6.95%	47,182,431	3,259,104	6.91%	46,551,468	2,035,516	4.37%

Total	124,686,214	4,867,163	3.90%	116,977,672	4,438,061	3.79%	113,400,905	3,011,644	2.66%

Total interest-earning assets:
Domestic offices	168,996,636	1,882,188	1.11%	130,617,174	1,540,755	1.18%	128,822,091	1,132,728	0.88%
Foreign offices	83,986,961	4,910,404	5.85%	76,213,754	4,460,690	5.85%	70,037,083	2,601,162	3.71%

Total	252,983,597	¥6,792,592	2.68%	206,830,928	¥6,001,445	2.90%	198,859,174	¥3,733,890	1.88%

Non-interest-earning assets:
Cash and due from banks	9,140,761			40,404,409			35,397,453
Other non-interest-earning assets	31,802,391			29,718,916			25,340,810
Allowance for loan losses	(980,931)			(925,084)			(967,519)

Total non-interest-earning assets	39,962,221			69,198,241			59,770,744

Total assets	¥292,945,818			¥276,029,169			¥258,629,918

Total assets attributable to foreign offices	33.3%			32.3%			32.0%

	For the fiscal year ended March 31,
	2025			2024			2023
	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate

	(In millions, except percentages)
Interest-bearing liabilities:
Deposits:
Domestic offices	¥108,149,837	¥326,413	0.30%	¥103,168,004	¥217,776	0.21%	¥101,243,116	¥99,999	0.10%
Foreign offices	43,249,557	1,914,192	4.43%	41,198,120	1,955,469	4.75%	38,080,063	968,751	2.54%

Total	151,399,394	2,240,605	1.48%	144,366,124	2,173,245	1.51%	139,323,179	1,068,750	0.77%

Call money and bills sold, repurchase agreements and cash collateral on securities lent:
Domestic offices	15,175,662	400,440	2.64%	12,475,833	360,268	2.89%	11,764,350	108,498	0.92%
Foreign offices	10,225,014	520,983	5.10%	8,390,852	448,131	5.34%	7,620,598	190,693	2.50%

Total	25,400,676	921,423	3.63%	20,866,685	808,399	3.87%	19,384,948	299,191	1.54%

Trading liabilities (2) :
Domestic offices	3,873,821	23,529	0.61%	3,259,973	18,352	0.56%	2,786,212	19,889	0.71%
Foreign offices	720,181	31,027	4.31%	578,065	20,971	3.63%	314,020	8,767	2.79%

Total	4,594,002	54,556	1.19%	3,838,038	39,323	1.02%	3,100,232	28,656	0.92%

Financial liabilities designated at fair value through profit or loss (3) :
Domestic offices	274,680	1,300	0.47%	171,350	313	0.18%	87,941	113	0.13%
Foreign offices	255,471	3,016	1.18%	211,071	1,834	0.87%	246,968	477	0.19%

Total	530,151	4,316	0.81%	382,421	2,147	0.56%	334,909	590	0.18%

Borrowings and other interest-bearing liabilities:
Domestic offices	15,203,665	104,439	0.69%	16,314,414	112,145	0.69%	16,888,382	67,692	0.40%
Foreign offices	1,601,867	105,820	6.61%	1,480,614	85,426	5.77%	1,152,211	58,928	5.11%

Total	16,805,532	210,259	1.25%	17,795,028	197,571	1.11%	18,040,593	126,620	0.70%

Commercial Paper:
Domestic offices	1,155,060	3,381	0.29%	1,068,437	218	0.02%	707,581	37	0.01%
Foreign offices	2,362,170	108,967	4.61%	2,244,468	114,246	5.09%	2,261,246	45,274	2.00%

Total	3,517,230	112,348	3.19%	3,312,905	114,464	3.46%	2,968,827	45,311	1.53%

Bonds:
Domestic offices	9,857,998	603,829	6.13%	9,293,908	609,336	6.56%	8,421,651	314,136	3.73%
Foreign offices	282,223	21,945	7.78%	198,853	16,969	8.53%	303,571	13,866	4.57%

Total	10,140,221	625,774	6.17%	9,492,761	626,305	6.60%	8,725,222	328,002	3.76%

Premiums for deposit insurance and others:
Domestic offices	—	28,639	—	—	26,579	—	—	20,696	—
Foreign offices	—	63,259	—	—	107,072	—	—	52,436	—

Total	—	91,898	—	—	133,651	—	—	73,132	—

Total interest-bearing liabilities:
Domestic offices	153,690,723	1,491,970	0.97%	145,751,919	1,344,987	0.92%	141,899,233	631,060	0.44%
Foreign offices	58,696,483	2,769,209	4.72%	54,302,043	2,750,118	5.06%	49,978,677	1,339,192	2.68%

Total	212,387,206	¥4,261,179	2.01%	200,053,962	¥4,095,105	2.05%	191,877,910	¥1,970,252	1.03%

Non-interest-bearing liabilities:
Non-interest-bearing demand deposits	34,268,830			34,769,805			32,230,705
Other non-interest-bearing liabilities	29,773,839			26,300,081			21,254,281

Total non-interest-bearing liabilities	64,042,669			61,069,886			53,484,986

Total equity	16,515,943			14,905,321			13,267,022

Total equity and liabilities	¥292,945,818			¥276,029,169			¥258,629,918

Total liabilities attributable to foreign offices	25.4%			25.4%			24.4%
Net interest income and interest rate spread		¥2,531,413	0.67%		¥1,906,340	0.85%		¥1,763,638	0.85%

Net interest income as a percentage of total interest-earning assets			1.00%			0.92%			0.89%

(1)
From the fiscal year ended March 31, 2025, the compilation method for deposits with the Bank of Japan for “Interest-earning deposits with banks” has been changed due to the rise in the Bank of Japan’s policy interest rate. Comparative amounts have been reclassified to conform to the current presentation.

(2)	The net amount of interest income on trading assets and interest expense on trading liabilities is reported as net trading income (loss) in our consolidated income statements.
(3)
Interest income and expense on financial assets and liabilities at fair value through profit or loss are reported in net income from financial assets and liabilities at fair value through profit or loss in our consolidated income statements.

(4)
Taxable investment securities and
non-taxable
investment securities are not disclosed separately because the aggregate effect of these average balances and interest income would not be material. In addition, the yields on tax-exempt
obligations have not been calculated on a tax equivalent basis because the effect of such calculation would not be material.

(5)	Loans and advances include impaired loans and advances. The amortized portion of net loan origination fees is included in interest income on loans and advances.
Analysis of Net Interest Income
The following tables show the changes to our net interest income attributable to changes in the volume and changes in the rates for the fiscal year ended March 31, 2025 compared to the fiscal year ended March 31, 2024 and for the fiscal year ended March 31, 2024 compared to the fiscal year ended March 31, 2023.
Changes attributable to the combined impact of changes in the rates and the volume have been allocated proportionately to the changes in the volume and changes in the rates.

	Fiscal year ended March 31, 2025 compared to fiscal year ended March 31, 2024 Increase / (decrease)			Fiscal year ended March 31, 2024 compared to fiscal year ended March 31, 2023 Increase / (decrease)
	Volume	Rate	Net change	Volume	Rate	Net change

	(In millions)
Interest income:
Interest-earning deposits with banks:
Domestic offices	¥60,200	¥58,961	¥119,161	¥(1,462)	¥(2,029)	¥(3,491)
Foreign offices	(37,446)	(33,938)	(71,384)	20,511	251,439	271,950

Total	22,754	25,023	47,777	19,049	249,410	268,459

Call loans and bills bought, reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	3,166	45,936	49,102	563	51,501	52,064
Foreign offices	117,967	(3,632)	114,335	50,361	175,324	225,685

Total	121,133	42,304	163,437	50,924	226,825	277,749

Trading assets (1) and financial assets at fair value through profit or loss (2) :
Domestic offices	449	6,555	7,004	2,168	831	2,999
Foreign offices	(9,406)	21,206	11,800	20,722	(4,488)	16,234

Total	(8,957)	27,761	18,804	22,890	(3,657)	19,233

Investment securities:
Domestic offices	11,390	52,019	63,409	(3,242)	156,868	153,626
Foreign offices	45,389	23,229	68,618	47,212	74,859	122,071

Total	56,779	75,248	132,027	43,970	231,727	275,697

Loans and advances:
Domestic offices	56,745	46,012	102,757	44,490	158,339	202,829
Foreign offices	306,913	19,432	326,345	27,938	1,195,650	1,223,588

Total	363,658	65,444	429,102	72,428	1,353,989	1,426,417

Total interest income:
Domestic offices	131,950	209,483	341,433	42,517	365,510	408,027
Foreign offices	423,417	26,297	449,714	166,744	1,692,784	1,859,528

Total	¥555,367	¥235,780	¥791,147	¥209,261	¥2,058,294	¥2,267,555

	Fiscal year ended March 31, 2025 compared to fiscal year ended March 31, 2024 Increase / (decrease)			Fiscal year ended March 31, 2024 compared to fiscal year ended March 31, 2023 Increase / (decrease)
	Volume	Rate	Net change	Volume	Rate	Net change

	(In millions)
Interest expense:
Deposits:
Domestic offices	¥10,916	¥97,721	¥108,637	¥1,961	¥115,816	¥117,777
Foreign offices	94,653	(135,930)	(41,277)	85,126	901,592	986,718

Total	105,569	(38,209)	67,360	87,087	1,017,408	1,104,495

Call money and bills sold, repurchase agreements and cash collateral on securities lent:
Domestic offices	73,203	(33,031)	40,172	6,931	244,839	251,770
Foreign offices	94,293	(21,441)	72,852	21,044	236,394	257,438

Total	167,496	(54,472)	113,024	27,975	481,233	509,208

Trading liabilities (1) :
Domestic offices	3,646	1,531	5,177	3,047	(4,584)	(1,537)
Foreign offices	5,707	4,349	10,056	9,000	3,204	12,204

Total	9,353	5,880	15,233	12,047	(1,380)	10,667

Financial liabilities designated at fair value through profit or loss (2) :
Domestic offices	268	719	987	138	62	200
Foreign offices	437	745	1,182	(78)	1,435	1,357

Total	705	1,464	2,169	60	1,497	1,557

Borrowings and other interest-bearing liabilities:
Domestic offices	(7,664)	(42)	(7,706)	(2,370)	46,823	44,453
Foreign offices	7,363	13,031	20,394	18,273	8,225	26,498

Total	(301)	12,989	12,688	15,903	55,048	70,951

Commercial Paper:
Domestic offices	19	3,144	3,163	48	133	181
Foreign offices	5,789	(11,068)	(5,279)	(338)	69,310	68,972

Total	5,808	(7,924)	(2,116)	(290)	69,443	69,153

Bonds:
Domestic offices	35,838	(41,345)	(5,507)	35,500	259,700	295,200
Foreign offices	6,595	(1,619)	4,976	(5,966)	9,069	3,103

Total	42,433	(42,964)	(531)	29,534	268,769	298,303

Premiums for deposit insurance and others:
Domestic offices	2,060	—	2,060	5,883	—	5,883
Foreign offices	(43,813)	—	(43,813)	54,636	—	54,636

Total	(41,753)	—	(41,753)	60,519	—	60,519

Total interest expense:
Domestic offices	118,286	28,697	146,983	51,138	662,789	713,927
Foreign offices	171,024	(151,933)	19,091	181,697	1,229,229	1,410,926

Total	¥289,310	¥(123,236)	¥166,074	¥232,835	¥1,892,018	¥2,124,853

Net interest income:
Domestic offices	¥13,664	¥180,786	¥194,450	¥(8,621)	¥(297,279)	¥(305,900)
Foreign offices	252,393	178,230	430,623	(14,953)	463,555	448,602

Total	¥266,057	¥359,016	¥625,073	¥(23,574)	¥166,276	¥142,702

(1)	The net amount of interest income on trading assets and interest expense on trading liabilities is reported as net trading income (loss) in our consolidated income statements.
(2)
Interest income and expense on financial assets and liabilities at fair value through profit or loss are reported in net income from financial assets and liabilities at fair value through profit or loss in our consolidated income statements.

II.	Investments in Debt Securities
The following table shows weighted average yields by maturity of debt instruments at amortized cost and debt instruments at fair value through other comprehensive income at March 31, 2025. Weighted average yields are calculated based on amortized cost. Yields on tax-exempt
obligations have not been calculated on a tax equivalent basis because the effect of such a calculation would not be material.

	At March 31, 2025
	Not later than one year	Later than one year and not later than five years	Later than five years and not later than ten years	Later than ten years	Total

Debt instruments at amortized cost:
Domestic:
Japanese government bonds	—	0.21%	—	—	0.21%
Japanese municipal bonds	—	0.23%	—	—	0.23%
Japanese corporate bonds	—	0.38%	—	—	0.38%
Total domestic	—	0.23%	—	—	0.23%
Foreign:
Bonds issued by governments and official institutions excluding U.S. Treasury and other U.S. government agency bonds	7.35%	6.57%	—	—	7.02%
Mortgage-backed securities	—	4.74%	4.60%	5.41%	5.27%
Other debt instruments	6.04%	5.99%	—	—	6.03%
Total foreign	7.09%	6.45%	4.60%	5.41%	6.63%
Total	7.09%	0.89%	4.60%	5.41%	1.85%
Debt instruments at fair value through other comprehensive income:
Domestic:
Japanese government bonds	0.29%	0.10%	0.02%	0.54%	0.27%
Japanese municipal bonds	0.02%	0.08%	0.14%	0.16%	0.10%
Japanese corporate bonds	0.05%	0.10%	0.16%	0.40%	0.26%
Other debt instruments	0.00%	—	—	—	0.00%
Total domestic	0.29%	0.10%	0.14%	0.44%	0.24%
Foreign:
U.S. Treasury and other U.S. government agency bonds	3.55%	2.71%	1.80%	—	2.72%
Bonds issued by governments and official institutions excluding U.S. Treasury and other U.S. government agency bonds	1.91%	2.45%	1.79%	0.58%	2.01%
Mortgage-backed securities	—	5.36%	4.00%	4.85%	4.85%
Other debt instruments	2.36%	3.12%	—	1.70%	2.54%
Total foreign	2.41%	2.66%	1.80%	4.71%	3.00%
Total	0.90%	2.05%	1.35%	4.28%	1.74%

III.	Loan Portfolio
Maturities and Sensitivities of Loans and Advances to Changes in Interest Rates
The following table shows the maturities of loans and advances by the domicile and industry type of the borrower at March 31, 2025. The classification of loans and advances by industry is based on the industry segment loan classification as defined by the Bank of Japan (“BOJ”) for regulatory reporting purposes.

	Maturity
	Not later than one year	Later than one year and not later than five years	Later than five years and not later than fifteen years	Later than fifteen years	Total
	(In millions)
Domestic:
Manufacturing	¥6,438,636	¥4,087,455	¥1,398,698	¥374,514	¥12,299,303
Agriculture, forestry, fisheries and mining	89,341	148,037	16,952	490	254,820
Construction	531,577	406,293	152,403	27,728	1,118,001
Transportation, communications and public enterprises	2,303,946	2,499,089	1,580,617	411,488	6,795,140
Wholesale and retail	3,775,779	2,007,979	508,317	121,782	6,413,857
Finance and insurance	1,925,983	1,801,889	211,615	23,232	3,962,719
Real estate and goods rental and leasing	3,719,170	9,445,999	4,244,661	734,207	18,144,037
Services	1,754,639	1,970,706	1,370,106	182,259	5,277,710
Municipalities	196,233	228,933	145,175	13,409	583,750
Lease financing	2,123	9,927	9,104	—	21,154
Consumer	4,325,249	3,617,675	3,863,776	4,999,807	16,806,507
Others	1,149,351	385,239	28,011	563	1,563,164

Total domestic	26,212,027	26,609,221	13,529,435	6,889,479	73,240,162

Foreign:
Public sector	222,535	378,558	62,992	—	664,085
Financial institutions	5,803,009	5,067,905	1,539,174	5,597	12,415,685
Commerce and industry	12,130,070	15,090,280	5,109,232	352,706	32,682,288
Lease financing	94,322	126,504	57,247	22,249	300,322
Others	1,654,814	4,347,014	1,232,887	287,017	7,521,732

Total foreign	19,904,750	25,010,261	8,001,532	667,569	53,584,112

Total	¥46,116,777	¥51,619,482	¥21,530,967	¥7,557,048	¥126,824,274

The above loans and advances due after one year which had predetermined interest rates and floating or adjustable interest rates at March 31, 2025 are shown in the following table:

	Predetermined rate	Floating or adjustable rate	Total
	(In millions)
Domestic:
Manufacturing	¥2,318,127	¥3,542,540	¥5,860,667
Agriculture, forestry, fisheries and mining	11,380	154,099	165,479
Construction	180,855	405,569	586,424
Transportation, communications and public enterprises	1,749,599	2,741,595	4,491,194
Wholesale and retail	1,107,867	1,530,211	2,638,078
Finance and insurance	487,792	1,548,944	2,036,736
Real estate and goods rental and leasing	4,976,352	9,448,515	14,424,867
Services	989,590	2,533,481	3,523,071
Municipalities	176,830	210,687	387,517
Lease financing	19,031	—	19,031
Consumer	3,610,789	8,870,469	12,481,258
Others	338,537	75,276	413,813

Total domestic	15,966,749	31,061,386	47,028,135

Foreign:
Public sector	—	441,550	441,550
Financial institutions	538,592	6,074,084	6,612,676
Commerce and industry	2,457,039	18,095,179	20,552,218
Lease financing	149,397	56,603	206,000
Others	772,762	5,094,156	5,866,918

Total foreign	3,917,790	29,761,572	33,679,362

Total	¥19,884,539	¥60,822,958	¥80,707,497

IV.	Allowance for Credit Losses
The following table shows allowance for credit losses to total loans outstanding at each period end for the fiscal years ended March 31, 2025, 2024 and 2023.

	For the fiscal year ended March 31,
	2025	2024	2023
	(In millions, except percentages)
Allowance for loan losses	¥1,102,522	¥979,000	¥864,114
Gross loans and advances	¥126,824,274	¥123,186,120	¥113,143,827
Ratio of allowance for loan losses to loans and advances	0.87%	0.79%	0.76%
The following table shows net charge-offs during the period to average loans outstanding during the period for the fiscal years ended March 31, 2025, 2024 and 2023.

	For the fiscal year ended March 31,
	2025	2024	2023
	(In millions, except percentages)
Net charge-offs during the period	¥246,131	¥167,704	¥293,336
Average loans outstanding during the period	¥124,686,214	¥116,977,672	¥113,400,905
Ratio of net charge-offs to average loans outstanding during the period	0.20%	0.14%	0.26%

The following table shows an analysis of our loan loss experience by the borrower’s domicile and industry type at March 31, 2025, 2024 and 2023.

	For the fiscal year ended March 31,
	2025		2024		2023
	Net charge-offs during the period	Ratio of net charge-offs to average loans outstanding during the period	Net charge-offs during the period	Ratio of net charge-offs to average loans outstanding during the period	Net charge-offs during the period	Ratio of net charge-offs to average loans outstanding during the period
	(In millions, except percentages)
Domestic:
Manufacturing	¥1,310	0.01%	¥15,594	0.14%	¥147,575	1.41%
Agriculture, forestry, fisheries and mining	190	0.08%	284	0.10%	—	—%
Construction	241	0.02%	456	0.04%	442	0.04%
Transportation, communications and public enterprises	5,727	0.09%	238	0.00%	6,451	0.10%
Wholesale and retail	3,125	0.05%	3,977	0.07%	8,020	0.13%
Finance and insurance	12	0.00%	175	0.01%	5	0.00%
Real estate and goods rental and leasing	241	0.00%	831	0.01%	100	0.00%
Services	1,587	0.03%	1,827	0.04%	3,253	0.07%
Consumer	94,856	0.57%	90,401	0.56%	82,010	0.53%
Others	2,125	0.10%	1,476	0.06%	357	0.02%

Total domestic	109,414	0.15%	115,259	0.17%	248,213	0.38%

Foreign:	136,717	0.26%	52,445	0.11%	45,123	0.09%

Total	¥246,131	0.20%	¥167,704	0.14%	¥293,336	0.26%

V.	Deposits
The following table shows the average amount of, and the average rate paid on, the following deposit categories for the fiscal years ended March 31, 2025, 2024 and 2023.

	For the fiscal year ended March 31
	2025		2024		2023
	Average amount	Average rate	Average amount	Average rate	Average amount	Average rate
	(In millions, except percentages)
Domestic offices:
Non-interest-bearing demand deposits	¥31,370,726	—	¥32,115,337	—	¥29,468,962	—
Interest-bearing demand deposits	73,849,363	0.08%	71,997,238	0.00%	69,154,600	0.00%
Deposits at notice	724,117	0.08%	817,716	0.00%	767,795	0.00%
Time deposits	19,939,669	0.11%	16,909,290	0.03%	17,474,088	0.03%
Negotiable certificates of deposit	3,930,138	0.19%	4,242,120	0.00%	4,626,441	0.00%
Others	9,706,550	2.47%	9,201,640	2.31%	9,220,192	1.02%

Total domestic offices	139,520,563		135,283,341		130,712,078

Foreign offices:
Non-interest-bearing demand deposits	2,898,104	—	2,654,468	—	2,761,743	—
Interest-bearing demand deposits	5,976,481	3.66%	5,516,729	3.83%	4,957,671	1.86%
Deposits at notice	13,835,465	4.33%	13,351,934	4.69%	13,579,493	2.37%
Time deposits	11,892,256	4.56%	12,255,976	4.87%	9,819,996	2.96%
Negotiable certificates of deposit	11,405,766	4.84%	9,959,803	5.20%	9,501,520	2.76%
Others	139,589	2.44%	113,678	2.26%	221,383	0.72%

Total foreign offices	46,147,661		43,852,588		40,841,806

Total	¥185,668,224		¥179,135,929		¥171,553,884

Deposits at notice represent interest-bearing demand deposits which require the depositor to give two or more days’ notice in advance of withdrawal.
The total amount of deposits by foreign depositors included in domestic offices for the fiscal years ended March 31, 2025 and 2024 were ¥2,931,391 million and ¥2,782,409 million, respectively.
Uninsured Deposits
The total estimated amounts of uninsured deposits which are the portion of deposit accounts that exceed the insurance limit and amounts in the other uninsured deposit accounts at March 31, 2025 and 2024 were ¥135,015,654 million and ¥125,356,002 million, respectively. In Japan, the Deposit Insurance Act implemented by the Deposit Insurance Corporation of Japan protects depositors when deposit-taking institutions fail to meet their obligations by paying insurance money to depositors. The amount of coverage for deposits for payment and settlement purposes is full and deposits other than those is protected up to the principal amount of ¥10 million plus accrued interest per depositor. For additional information, refer to “Item 4.B. Business Overview -Regulations in Japan.”

At March 31, 2025, the amount and remaining maturities of uninsured time deposits and uninsured negotiable certificates of deposit are shown in the following table.

	At March 31, 2025
	Domestic offices	Foreign offices
	(In millions)
Uninsured time deposits:
Not later than three months	¥7,908,451	¥8,698,010
Later than three months and not later than six months	2,100,662	1,772,782
Later than six months and not later than one year	2,331,616	1,189,168
Later than one year	2,510,260	789,887

Total (1)	¥14,850,989	¥12,449,847

Uninsured negotiable certificates of deposit:
Not later than three months	¥3,157,679	¥8,146,676
Later than three months and not later than six months	923,956	3,277,289
Later than six months and not later than one year	51,660	1,027,644
Later than one year	131,000	459,185

Total	¥4,264,295	¥12,910,794

(1)	Time deposits in excess of the Federal Deposit Insurance Corporation insurance limit in U.S. office amounted to ¥2,401 million at March 31, 2025.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
The following consolidated financial statements and the reports thereon by its independent registered public accounting firm are filed as part of this annual report:

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Sumitomo Mitsui Financial Group, Inc.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Sumitomo Mitsui Financial Group, Inc. and subsidiaries (the Group) as of March 31, 2025 and 2024, the related consolidated income statement and consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2025 and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of March 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2025, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as of March 31, 2025, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated June 26, 2025 expressed an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.
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

Assessment of the allowance for loan losses for SMBC’s corporate loans
As discussed in Notes 2, 3, 10 and 47 to the consolidated financial statements, the Group’s allowance for loan losses (ALL) was ¥1,102,522 million on gross loans and advances of ¥126,824,274 million as of March 31, 2025. Included in such balances are corporate loans of Sumitomo Mitsui Banking Corporation (SMBC), a commercial banking subsidiary. The ALL for SMBC’s corporate loans is estimated based on the expected credit loss (ECL), utilizing internal credit ratings (obligor grades), and incorporating forward-looking information into the ECL measurement by obligor grading through a qualitative assessment, macroeconomic factors, and additional ALL adjustments to capture portfolio-specific risk factors. For individually significant credit-impaired financial assets, a discounted cash flow (DCF) method is used to estimate the ALL, where cash flow streams of multiple scenarios are probability-weighted.
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
In the assessment of these elements, the impact of sudden environment changes arising from the high tariff measures by the United States on its trading partner countries, the economic uncertainty arising from the situation in Russia and Ukraine, the impact of continuing high interest rates in foreign countries, and the effect of changes in the domestic business environment mainly due to the increasing material and labour costs were considered.
In addition, auditor judgment was required to evaluate the sufficiency of audit evidence obtained.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the assessment of SMBC’s ALL for its corporate loans. This included controls related to the:

•	evaluation of the individual obligor grading, including the qualitative assessment of obligor-specific forward-looking information

•	evaluation of the models and key assumptions used to incorporate macroeconomic factors

•	evaluation of the methodologies and key assumptions underlying the adjustments to incorporate portfolio-specific risk factors

•	evaluation of the key assumptions underlying the discounted cash flow projections for the DCF method.
We assessed the reasonableness of the ALL methodologies by evaluating for compliance with IFRSs the methodologies used in the ALL estimate.

With the assistance of credit risk professionals with specialized industry skills and knowledge, we evaluated the qualitative assessment of the obligor grading, specifically the assessment of obligor-specific forward-looking information, for a selection of SMBC’s corporate customers by:

•	analyzing the customers’ current business performance and liquidity positions

•
assessing the feasibility of the customers’ business performance projections, through (i) comparing the underlying assumptions with available external information regarding the industry outlook, (ii) evaluating the reasonableness of the stress cases considered, and (iii) reviewing the current progress against the projections

•
analyzing the impact of economic sanctions targeting Russia and the countermeasures implemented by the Russian government on the customers’ repayment capacity and financial conditions, through the analysis of the current repayment situation

With the assistance of credit risk professionals with specialized industry skills and knowledge, we evaluated the models to incorporate macroeconomic factors by assessing the conceptual soundness and performance test of the models through inspecting the model documentation to determine whether the models operated as intended.
With the assistance of credit risk professionals with specialized industry skills and knowledge, we evaluated the methodologies and key assumptions underlying the adjustments to incorporate portfolio-specific risk factors by:

•
evaluating the methodologies to incorporate portfolio-specific risk factors by assessing the reasonableness of the methodologies through comparing them to peer bank information and also analyzing the result of a retrospective review

•	assessing the appropriateness of certain assumptions through analyzing industry-specific economic trends by comparing them with available external information.
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
June 26, 2025

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Sumitomo Mitsui Financial Group, Inc.:
Opinion on Internal Control Over Financial Reporting
We have audited Sumitomo Mitsui Financial Group, Inc. and subsidiaries’ (the Group) internal control over financial reporting as of March 31, 2025, based on criteria established in
Internal Control—Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of March 31, 2025, based on criteria established in
Internal Control—Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Group as of March 31, 2025 and 2024, and the related consolidated income statement and consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2025, and the related notes (collectively, the consolidated financial statements), and our report dated June 26, 2025 expressed an unqualified opinion on those consolidated financial statements.
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
/s/ KPMG AZSA LLC
Tokyo, Japan
June 26, 2025

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statements of Financial Position

		At March 31,
	Note	2025	2024

		(In millions)
Assets:
Cash and deposits with banks	5	¥76,669,401	¥78,750,443
Call loans and bills bought		5,200,789	5,336,280
Reverse repurchase agreements and cash collateral on securities borrowed		22,076,009	14,148,667
Trading assets	6	6,176,613	6,512,061
Derivative financial instruments	7	8,313,016	9,909,272
Financial assets at fair value through profit or loss	8	2,902,969	2,376,129
Investment securities	9	33,546,133	30,149,837
Loans and advances	10	125,190,819	121,716,465
Investments in associates and joint ventures	11	1,588,820	1,552,645
Property, plant and equipment	12	1,319,002	1,347,093
Intangible assets	14	1,091,194	1,025,548
Other assets	15	7,983,972	8,327,942
Current tax assets		43,157	61,175
Deferred tax assets	23	63,176	58,080

Total assets		¥292,165,070	¥281,271,637

Liabilities:
Deposits	16	¥190,022,742	¥182,097,319
Call money and bills sold		4,378,277	3,138,049
Repurchase agreements and cash collateral on securities lent		27,791,101	20,166,958
Trading liabilities	17	4,838,439	4,924,490
Derivative financial instruments	7	9,303,258	11,877,473
Financial liabilities designated at fair value through profit or loss	18	597,846	498,284
Borrowings	19	12,697,699	16,107,158
Debt securities in issue	20	14,387,415	14,075,084
Provisions	21	333,301	231,319
Other liabilities	22	10,821,441	11,025,782
Current tax liabilities		239,190	170,284
Deferred tax liabilities	23	265,767	680,339

Total liabilities		275,676,476	264,992,539

Equity:
Capital stock	25	2,345,961	2,344,038
Capital surplus	25	663,063	663,265
Retained earnings	25	7,836,548	7,769,222
Treasury stock	25	(38,512)	(167,671)

Equity excluding other reserves		10,807,060	10,608,854
Other reserves	25	3,663,135	4,070,834

Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.		14,470,195	14,679,688
Non-controlling interests		150,022	137,066
Equity attributable to other equity instruments holders	26	1,868,377	1,462,344

Total equity		16,488,594	16,279,098

Total equity and liabilities		¥292,165,070	¥281,271,637

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Income Statements

		For the fiscal year ended March 31,
	Note	2025	2024	2023

		(In millions, except per share data)
Interest income		¥6,716,741	¥5,944,398	¥3,696,076
Interest expense		4,202,307	4,053,635	1,941,006

Net interest income	27	2,514,434	1,890,763	1,755,070

Fee and commission income		1,631,319	1,469,847	1,262,734
Fee and commission expense		314,931	233,715	222,920

Net fee and commission income	28	1,316,388	1,236,132	1,039,814

Net trading income (loss)	29	(186,688)	349,520	626,043
Net income from financial assets and liabilities at fair value through profit or loss	30	43,524	323,217	173,311
Net investment income	31	78,969	29,844	15,611
Net gains (losses) arising from derecognition of financial assets at amortized cost (1)	32	(32,179)	1,550	(2,760)

Other income (1)	33	105,717	112,208	179,842

Total operating income (1)		3,840,165	3,943,234	3,786,931

Impairment charges on financial assets	34	411,278	205,096	148,464

Net operating income (1)		3,428,887	3,738,138	3,638,467

General and administrative expenses	35	2,421,732	2,229,701	1,965,417
Other expenses (1)	36	495,587	461,018	498,602

Operating expenses (1)		2,917,319	2,690,719	2,464,019

Share of post-tax profit of associates and joint ventures		142,678	160,370	87,428

Profit before tax		654,246	1,207,789	1,261,876

Income tax expense	37	137,802	312,039	326,027

Net profit		¥516,444	¥895,750	¥935,849

Profit attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.		¥478,132	¥873,346	¥911,831
Non-controlling interests		6,676	8,641	12,708
Other equity instruments holders		31,636	13,763	11,310
Earnings per share (2) :
Basic	38	¥122.40	¥219.04	¥222.71
Diluted	38	122.36	218.98	222.63

(1)
For the fiscal year ended March 31, 2025, the Group presented “Net gains (losses) arising from derecognition of financial assets at amortized cost” as a separate line item in the consolidated income statements. This line item was not presented separately in prior years but was included within “Other income” and “Other expenses.” The comparative amounts have been restated to conform to the current presentation.

(2)
As resolved by the board of directors on May 15, 2024, the Company implemented a stock split of its common stock with an effective date of October 1, 2024, whereby each share of common stock owned by shareholders listed or recorded in the closing register of shareholders on the record date of September 30, 2024 was split into three shares. Basic and diluted earnings per share are calculated based on the assumption that the stock split had been implemented at the beginning of the fiscal year ended March 31, 2023.

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income

	For the fiscal year ended March 31,
	2025	2024	2023

	(In millions)
Net profit	¥516,444	¥895,750	¥935,849
Other comprehensive income:
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans:
Gains (losses) arising during the period, before tax	(37,183)	50,358	7,417
Equity instruments at fair value through other comprehensive income:
Gains (losses) arising during the period, before tax	(137,279)	1,646,992	77,223
Own credit on financial liabilities designated at fair value through profit or loss:
Gains (losses) arising during the period, before tax	9,511	(11,900)	12,847
Share of other comprehensive income (loss) of associates and joint ventures	(595)	(14)	(245)
Income tax relating to items that will not be reclassified	15,442	(510,012)	(29,387)

Total items that will not be reclassified to profit or loss, net of tax	(150,104)	1,175,424	67,855
Items that may be reclassified subsequently to profit or loss:
Debt instruments at fair value through other comprehensive income:
Gains (losses) arising during the period, before tax	144,649	(140,412)	(341,532)
Reclassification adjustments for (gains) losses included in net profit, before tax	15,186	110,509	94,803
Exchange differences on translating foreign operations:
Gains (losses) arising during the period, before tax	(32,479)	528,441	304,252
Reclassification adjustments for (gains) losses included in net profit, before tax	(640)	(11,258)	5,385
Share of other comprehensive income (loss) of associates and joint ventures	40,492	13,210	30,660
Income tax relating to items that may be reclassified	(42,668)	9,226	76,369

Total items that may be reclassified subsequently to profit or loss, net of tax	124,540	509,716	169,937

Other comprehensive income (loss), net of tax	(25,564)	1,685,140	237,792

Total comprehensive income	¥490,880	¥2,580,890	¥1,173,641

Total comprehensive income attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥452,475	¥2,555,100	¥1,149,318
Non-controlling interests	6,769	12,027	13,013
Other equity instruments holders	31,636	13,763	11,310

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Changes in Equity

	Equity excluding other reserves				Other reserves
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Remeasure- ments of defined benefit plans reserve	Financial instruments at fair value through other comprehensive income reserve	Own credit on financial liabilities designated at fair value through profit or loss reserve	Exchange differences on translating foreign operations reserve	Equity attributable to SMFG’s shareholders	Non- controlling interests	Equity attributable to other equity instruments holders	Total equity

	(In millions)
Balance at April 1, 2022	¥2,341,878	¥645,382	¥6,434,605	¥(13,403)	¥197,310	¥1,808,222	¥520	¥540,242	¥11,954,756	¥93,325	¥733,611	¥12,781,692

Comprehensive income:
Net profit	—	—	911,831	—	—	—	—	—	911,831	12,708	11,310	935,849
Other comprehensive income	—	—	—	—	5,153	(121,127)	8,913	344,548	237,487	305	—	237,792

Total comprehensive income	—	—	911,831	—	5,153	(121,127)	8,913	344,548	1,149,318	13,013	11,310	1,173,641

Issuance of shares under share-based payment transactions	659	659	—	—	—	—	—	—	1,318	—	—	1,318
Issuance of other equity instruments	—	—	—	—	—	—	—	—	—	—	116,940	116,940
Acquisition and disposal of subsidiaries and businesses-net	—	—	—	—	—	—	—	—	—	97	—	97
Transaction with non-controlling interest shareholders	—	(394)	—	—	—	—	—	—	(394)	1,453	—	1,059
Dividends to shareholders	—	—	(301,627)	—	—	—	—	—	(301,627)	(2,627)	—	(304,254)
Coupons on other equity instruments	—	—	—	—	—	—	—	—	—	—	(11,310)	(11,310)
Redemption of other equity instruments	—	(34)	—	—	—	—	—	—	(34)	—	(84,966)	(85,000)
Purchases of other equity instruments and sales of other equity instruments-net	—	—	—	—	—	—	—	—	—	—	217	217
Purchases of treasury stock	—	—	—	(138,840)	—	—	—	—	(138,840)	—	—	(138,840)
Sales of treasury stock	—	—	—	444	—	—	—	—	444	—	—	444
Loss on sales of treasury stock	—	—	(111)	—	—	—	—	—	(111)	—	—	(111)
Share-based payment transactions	—	161	—	—	—	—	—	—	161	—	—	161
Transfer from other reserves to retained earnings	—	—	154,781	—	(42,879)	(111,902)	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—	—	911	—	911

Balance at March 31, 2023	¥2,342,537	¥645,774	¥7,199,479	¥(151,799)	¥159,584	¥1,575,193	¥9,433	¥884,790	¥12,664,991	¥106,172	¥765,802	¥13,536,965

Comprehensive income:
Net profit	—	—	873,346	—	—	—	—	—	873,346	8,641	13,763	895,750
Other comprehensive income	—	—	—	—	35,526	1,136,616	(8,256)	517,868	1,681,754	3,386	—	1,685,140

Total comprehensive income	—	—	873,346	—	35,526	1,136,616	(8,256)	517,868	2,555,100	12,027	13,763	2,580,890

Issuance of shares under share-based payment transactions	1,501	1,501	—	—	—	—	—	—	3,002	—	—	3,002
Issuance of other equity instruments	—	—	—	—	—	—	—	—	—	—	698,552	698,552
Acquisition and disposal of subsidiaries and businesses-net	—	—	—	—	—	—	—	—	—	39,854	—	39,854
Transaction with non-controlling interest shareholders	—	(85,410)	—	—	—	—	—	—	(85,410)	(17,577)	—	(102,987)
Dividends to shareholders	—	—	(348,177)	—	—	—	—	—	(348,177)	(4,612)	—	(352,789)
Coupons on other equity instruments	—	—	—	—	—	—	—	—	—	—	(13,763)	(13,763)
Purchases of other equity instruments and sales of other equity instruments-net	—	—	—	—	—	—	—	—	—	—	(2,010)	(2,010)
Purchases of treasury stock	—	—	—	(211,434)	—	—	—	—	(211,434)	—	—	(211,434)
Sales of treasury stock	—	—	—	402	—	—	—	—	402	—	—	402
Loss on sales of treasury stock	—	—	(185)	—	—	—	—	—	(185)	—	—	(185)
Cancellation of treasury stock	—	—	(195,160)	195,160	—	—	—	—	—	—	—	—
Share-based payment transactions	—	(1,092)	—	—	—	—	—	—	(1,092)	—	—	(1,092)
Transfer from other reserves to retained earnings	—	—	239,920	—	(35,386)	(204,534)	—	—	—	—	—	—
Put options written on non-controlling interests	—	102,637	—	—	—	—	—	—	102,637	—	—	102,637
Others	—	(145)	(1)	—	—	—	—	—	(146)	1,202	—	1,056

Balance at March 31, 2024	¥2,344,038	¥663,265	¥7,769,222	¥(167,671)	¥159,724	¥2,507,275	¥1,177	¥1,402,658	¥14,679,688	¥137,066	¥1,462,344	¥16,279,098

	Equity excluding other reserves				Other reserves
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Remeasure- ments of defined benefit plans reserve	Financial instruments at fair value through other comprehensive income reserve	Own credit on financial liabilities designated at fair value through profit or loss reserve	Exchange differences on translating foreign operations reserve	Equity attributable to SMFG’s shareholders	Non- controlling interests	Equity attributable to other equity instruments holders	Total equity

	(In millions)
Balance at March 31, 2024	¥2,344,038	¥663,265	¥7,769,222	¥(167,671)	¥159,724	¥2,507,275	¥1,177	¥1,402,658	¥14,679,688	¥137,066	¥1,462,344	¥16,279,098
Comprehensive income:
Net profit	—	—	478,132	—	—	—	—	—	478,132	6,676	31,636	516,444
Other comprehensive income	—	—	—	—	(29,443)	(7,891)	6,498	5,179	(25,657)	93	—	(25,564)

Total comprehensive income	—	—	478,132	—	(29,443)	(7,891)	6,498	5,179	452,475	6,769	31,636	490,880

Issuance of shares under share-based payment transactions	1,923	1,922	—	—	—	—	—	—	3,845	—	—	3,845
Issuance of other equity instruments	—	—	—	—	—	—	—	—	—	—	409,972	409,972
Acquisition and disposal of subsidiaries and businesses-net	—	—	—	—	—	—	—	—	—	15,646	—	15,646
Transaction with non-controlling interest shareholders	—	(643)	—	—	—	—	—	—	(643)	643	—	—
Dividends to shareholders	—	—	(412,240)	—	—	—	—	—	(412,240)	(5,957)	—	(418,197)
Coupons on other equity instruments	—	—	—	—	—	—	—	—	—	—	(31,636)	(31,636)
Purchases of other equity instruments and sales of other equity instruments-net	—	—	—	—	—	—	—	—	—	—	(3,939)	(3,939)
Purchases of treasury stock	—	—	—	(251,629)	—	—	—	—	(251,629)	—	—	(251,629)
Sales of treasury stock	—	—	—	612	—	—	—	—	612	—	—	612
Loss on sales of treasury stock	—	—	(431)	—	—	—	—	—	(431)	—	—	(431)
Cancellation of treasury stock	—	—	(380,176)	380,176	—	—	—	—	—	—	—	—
Share-based payment transactions	—	(1,386)	—	—	—	—	—	—	(1,386)	—	—	(1,386)
Transfer from other reserves to retained earnings	—	—	382,042	—	(42,777)	(339,265)	—	—	—	—	—	—
Others	—	(95)	(1)	—	—	—	—	—	(96)	(4,145)	—	(4,241)

Balance at March 31, 2025	¥2,345,961	¥663,063	¥7,836,548	¥(38,512)	¥87,504	¥2,160,119	¥7,675	¥1,407,837	¥14,470,195	¥150,022	¥1,868,377	¥16,488,594

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Cash Flows

	For the fiscal year ended March 31,
	2025	2024	2023
	(In millions)
Operating Activities:
Profit before tax	¥654,246	¥1,207,789	¥1,261,876
Adjustments for:
(Gains) losses on financial assets at fair value through profit or loss and investment securities	96,742	(187,170)	21,963
Foreign exchange gains	(26,461)	(1,494,145)	(684,581)
Provision for loan losses	378,791	222,894	138,176
Depreciation and amortization	336,904	338,521	322,337
Share of post-tax profit of associates and joint ventures	(142,678)	(160,370)	(87,428)
Net changes in assets and liabilities:
Net (increase) decrease of term deposits with original maturities over three months	(179,359)	1,088,493	951,419
Net (increase) decrease of call loans and bills bought	127,428	517,417	(3,673,298)
Net (increase) decrease of reverse repurchase agreements and cash collateral on securities borrowed	(7,710,498)	(2,693,143)	568,865
Net increase of loans and advances	(4,046,038)	(9,099,523)	(6,895,665)
Net change of trading assets and liabilities, derivative financial instruments, and financial liabilities designated at fair value through profit or loss	(1,113,745)	198,149	1,018,634
Net increase of deposits	8,051,968	7,921,341	9,574,826
Net increase of call money and bills sold	1,238,251	550,540	1,433,307
Net increase (decrease) of repurchase agreements and cash collateral on securities lent	7,348,162	2,079,860	(2,583,712)
Net increase (decrease) of other unsubordinated borrowings and debt securities in issue	(3,033,122)	662,503	(5,286,295)
Income taxes paid—net	(493,128)	(200,183)	(386,659)
Other operating activities—net	1,578,664	83,657	(933,671)

Net cash and cash equivalents provided by (used in) operating activities	3,066,127	1,036,630	(5,239,906)

Investing Activities:
Purchases of financial assets at fair value through profit or loss and investment securities	(46,798,297)	(33,509,657)	(30,516,914)
Proceeds from sales of financial assets at fair value through profit or loss and investment securities	18,033,910	13,848,481	17,653,233
Proceeds from maturities of financial assets at fair value through profit or loss and investment securities	24,624,156	19,493,790	18,975,571
Acquisitions of subsidiaries and businesses, net of cash and cash equivalents acquired	(14,563)	(9,993)	—
Disposal of subsidiaries and businesses, net of cash and cash equivalents disposed	1,272	71,451	—
Investments in associates and joint ventures	(36,164)	(350,938)	(57,464)
Proceeds from sales of investments in associates and joint ventures	6,834	939	23,211
Purchases of property, plant and equipment	(98,498)	(119,710)	(87,989)
Purchases of intangible assets	(256,446)	(242,877)	(199,122)
Proceeds from sales of property, plant and equipment	7,016	1,964	8,740
Other investing activities—net	(4)	(4)	(2)

Net cash and cash equivalents provided by (used in) investing activities	(4,530,784)	(816,554)	5,799,264

Financing Activities:
Redemption of subordinated borrowings	(33,000)	(30,000)	(48,000)
Proceeds from issuance of subordinated bonds	252,506	274,551	99,984
Redemption of subordinated bonds	(439,941)	—	—
Payments for the principal portion of lease liabilities	(96,737)	(94,574)	(90,601)
Proceeds from issuance of other equity instruments	409,972	698,552	116,940
Redemption of other equity instruments	—	—	(85,000)
Dividends paid to shareholders of Sumitomo Mitsui Financial Group, Inc.	(412,120)	(348,010)	(301,600)
Dividends paid to non-controlling interest shareholders	(5,957)	(4,612)	(2,627)
Coupons paid to other equity instruments holders	(31,636)	(13,763)	(11,310)
Purchases of treasury stock and proceeds from sales of treasury stock—net	(251,448)	(211,217)	(138,507)
Purchases of other equity instruments and proceeds from sales of other equity instruments—net	(3,939)	(2,010)	217
Transactions with non-controlling interest shareholders—net	—	(102,733)	956

Net cash and cash equivalents provided by (used in) financing activities	(612,300)	166,184	(459,548)

Effect of exchange rate changes on cash and cash equivalents	(110,725)	1,707,311	900,472

Net increase (decrease) of cash and cash equivalents	(2,187,682)	2,093,571	1,000,282
Cash and cash equivalents at beginning of period	77,437,806	75,344,235	74,343,953

Cash and cash equivalents at end of period	¥75,250,124	¥77,437,806	¥75,344,235

Net cash and cash equivalents provided by (used in) operating activities includes:
Interest and dividends received	¥6,995,814	¥6,073,451	¥3,639,559
Interest paid	4,208,150	3,902,048	1,793,559

The accompanying notes are an integral part of the Consolidated Financial Statements.

Notes to Consolidated Financial Statements

1	GENERAL INFORMATION
Sumitomo Mitsui Financial Group, Inc. (the “Company” or “SMFG”) was established in December 2002, as a holding company for Sumitomo Mitsui Banking Corporation (“SMBC”) and its subsidiaries through a statutory share transfer (
kabushiki-iten
) of all of the outstanding equity securities of SMBC in exchange for the Company’s newly issued securities. The Company is a joint stock corporation with limited liability (
Kabushiki Kaisha
) incorporated under the Companies Act of Japan (“Companies Act”). Upon the formation of the Company and the completion of the statutory share transfer, SMBC became a direct, wholly-owned subsidiary of the Company. The Company has a primary listing on the Tokyo Stock Exchange (Prime Market), with further listing on the Nagoya Stock Exchange (Premier Market). The Company’s American Depositary Shares are listed on the New York Stock Exchange.
The Company and its subsidiaries (the “Group”) offer a diverse range of financial services, including commercial banking, leasing, securities, consumer finance and other services together with its associates and joint ventures.
The accompanying consolidated financial statements have been authorized for issue by the Management Committee on June 26, 2025.

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

Critical accounting estimates and judgments
The preparation of the consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the accounting policies. Actual results may differ from these estimates. The notes to the consolidated financial statements set out areas involving a higher degree of judgment or complexity, or areas where assumptions are significant to the consolidated financial statements, such as allowance for loan losses (Note 10), fair value of financial instruments (Note 45), impairment of property, plant and equipment (Note 12), impairment of intangible assets (Note 14), provision for interest repayment (Note 21), retirement benefits (Note 24) and deferred tax assets (Note 23).
Refer to Note 3 “Critical Accounting Estimates and Judgments” for additional information.
New and Amended Accounting Standards Adopted by the Group
During the fiscal year ended March 31, 2025, a number of amendments to standards have become effective; however, they have not resulted in any material changes to the Group’s accounting policies.
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
Financial assets measured at amortized cost
Financial assets are measured at amortized cost if they are held within a business model whose objective is to hold the assets in order to collect contractual cash flows, and their contractual cash flows are SPPI. These financial assets are mainly included in “Loans and advances” and also in “Investment securities” in the consolidated statements of financial position. They are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition of the financial assets, and are subsequently measured at amortized cost using the effective interest method. Interest income on these financial assets calculated using the effective interest method is recognized in “Net interest income” in the consolidated income statements. At the time of derecognition, gains or losses are recognized in “Net gains (losses) arising from derecognition of financial assets at amortized cost” in the consolidated income statements.
Financial assets measured at fair value through other comprehensive income
Financial assets are measured at FVOCI if they are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and their contractual cash flows are SPPI. These financial assets are included in “Investment securities” in the consolidated statements of financial position. They are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition of the financial assets, and are subsequently measured at fair value. Gains and losses arising from changes in the fair value of these financial assets are recognized in other comprehensive income, until they are derecognized. At the time of derecognition, the cumulative gains or losses previously recognized in other comprehensive income are reclassified to profit or loss and are recognized in “Net investment income” in the consolidated income statements. Interest income on these financial assets calculated using the effective interest method, foreign currency gains and losses, and impairment gains and losses are recognized in “Net interest income,” “Net trading income (loss)” and “Impairment charges on financial assets” in the consolidated income statements, respectively.
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
The financial assets mentioned above are initially recognized at fair value with transaction costs being recognized in profit or loss, and are subsequently measured at fair value. Gains and losses arising from changes in the fair values of trading assets and derivatives held for trading, and interest and dividend income on trading assets are included in “Net trading income (loss)” in the consolidated income statements. Gains or losses arising from financial assets mandatorily measured at FVPL are included in “Net income from financial assets and liabilities at fair value through profit or loss” in the consolidated income statements.
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
Financial liabilities are classified as held for trading if they are incurred principally for the purpose of repurchasing in the near term or if they are part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking. Financial liabilities held for trading are included in “Trading liabilities” in the consolidated statements of financial position. Trading liabilities are initially recognized at fair value with transaction costs being recognized in profit or loss, and are subsequently measured at fair value. Gains and losses arising from changes in the fair values of trading liabilities and interest expense on trading liabilities are included in “Net trading income (loss)” in the consolidated income statements.
For derivatives other than the component of hybrid instrument, see “Financial assets measured at fair value through profit or loss.”
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
Fair value hedges
The Group applies fair value hedge accounting in order to reflect in its consolidated financial statements the effect of risk management activities to mitigate the risk of changes in the fair value of certain fixed rate financial assets and liabilities. The Group designates certain interest rate derivatives as hedging instruments. Changes in fair values of hedging instruments are recognized in the consolidated income statements, together with changes in fair value of the hedged item attributable to the hedged risk. The hedging gain or loss on the hedged item held at amortized cost adjusts the carrying amount of the hedged item, and is recognized in “Net trading income (loss)” in the consolidated income statements. If the hedged item is a financial asset measured at FVOCI, the hedging gain or loss on the hedged item is recognized in “Net trading income (loss)” in the consolidated income statements. If the hedge no longer meets the criteria for hedge accounting for reasons other than the derecognition of the hedged item, the adjustment to the hedged item for which the effective interest method is used, is amortized to profit or loss over the period to maturity of the hedged item. When the hedged item is derecognized, the adjustment is recognized immediately in the consolidated income statements.
Hedges of net investments in foreign operations
The Group applies hedge accounting of net investments in foreign operations in order to reflect in its consolidated financial statements the effect of risk management activities to mitigate the foreign currency risk of exchange differences arising from the translation of net investments in foreign operations. The Group designates currency derivatives and foreign currency denominated financial liabilities as hedging instruments. The effective portion of the gain or loss on the hedging instruments is recognized in other comprehensive income, whereas the ineffective portion of the gain or loss on the hedging instruments is recognized in “Net trading income (loss)” in the consolidated income statements. The cumulative gain or loss recognized in other comprehensive income is reclassified to profit or loss on the disposal or partial disposal of foreign operations.
For additional information about hedge accounting, see Note 7 “Derivative Financial Instruments and Hedge Accounting—Hedge accounting.”
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
Fair Value Measurement
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining the fair value, the Group gives the highest priority to a quoted price in an active market for identical assets or liabilities. A market is regarded as active if transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis. If there is no active market for the asset or liability, the Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure the fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. In cases where the Group manages a group of financial assets and financial liabilities on the basis of its net credit risk exposure, the fair value of the group of financial assets and financial liabilities is measured on the basis of the price that would be received to sell a net long position (i.e., an asset) or paid to transfer a net short position (i.e., a liability) for the credit risk exposure provided that certain criteria set forth in IFRS 13 “Fair Value Measurement” are met. Details of fair value measurement are described in Note 45 “Fair Value of Financial Assets and Liabilities.”
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
The Group measures repos and reverse repos at amortized cost. The difference between the sale and purchase price is accrued over the life of the transactions. Securities lent to counterparties remain on the consolidated statements of financial position. Securities borrowed are not recognized in the consolidated statements of financial position, unless these are sold to third parties, at which point the obligation to repurchase the securities is measured at fair value and included in “Trading liabilities” in the consolidated statements of financial position and any subsequent gain or loss is included in “Net trading income (loss)” in the consolidated income statements.
For the fiscal years ended March 31, 2025 and 2024, there were no transactions pursuant to repurchase agreements, securities lending transactions or other transactions involving the transfer of financial assets with an obligation to repurchase such transferred assets that were treated as sales and hence derecognized for accounting purposes.
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

Determining significant increase in credit risk
At each reporting date, credit risk on a financial asset is assessed and a loss allowance is measured at an amount equal to the ECL resulting from default events that are possible within the next 12 months, if the credit risk has not increased significantly since initial recognition (“Stage 1”). A loss allowance is measured at an amount equal to the ECL resulting from all possible default events over the expected life of financial assets which are assessed to have experienced a significant increase in credit risk since initial recognition (“Stage 2”) or for credit-impaired financial assets (“Stage 3”). The expected life of a financial asset is the maximum contractual period over which it is exposed to credit risk. However, for certain revolving facilities including both a loan and an undrawn component, such as retail overdrafts and credit card facilities, the contractual ability to demand repayment and cancel the undrawn commitment does not limit the exposure to credit losses to the contractual notice period. The expected life of these revolving facilities is derived from the behavioral life calculated based on historical data.
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
The Group determines whether there has been a significant increase in credit risk by comparing the risk of a default occurring on a financial instrument at the reporting date with that at the date of initial recognition, based on quantitative and qualitative assessments. As for the quantitative assessment, the Group measures increase of probability of default (“PD”) since initial recognition. If an obligor gets downgraded to a certain degree which reflects an increase of PD exceeding the threshold defined, which is approximately 100 bps for corporate borrowers, a significant increase in credit risk is recognized. For example, an origination obligor grade getting downgraded by one to four grades can be taken as a significant increase in credit risk where PD has increased since initial recognition, based on the number of obligor grade deterioration taken to identify significant increase in credit risk which depends on the credit quality at origination. An origination obligor grade with lower credit rating takes less downgrades to identify significant increase in credit risk than those with higher credit rating, due to the difference in increase of PD. Refer to Note 47 “Financial Risk Management” for information on obligor grading system of SMBC. As for the qualitative assessment, the Group evaluates credit risk characteristics of financial assets in accordance with the Group’s credit risk management practices. For example, certain financial assets that meet high credit risk criteria are transferred to Stage 2 from Stage 1. Moreover, financial assets whose principal and/or interest payments are more than 30 days past due are transferred to Stage 2. If there is no longer any observation of a significant increase in credit risk, the financial instrument will be transferred to Stage 1.
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

The definition of default used for ECL recognition and measurement is consistent with that used for the Group’s internal credit risk management purposes. The Group manages credit risk with an internal credit rating system, which consists of the borrower categories of substandard borrowers, potentially bankrupt borrowers, virtually bankrupt borrowers, and bankrupt borrowers defined as default for ECL application (refer to Note 47 “Financial Risk Management”).
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
The Group incorporates forward-looking information into the ECL measurement by obligor grading, macroeconomic factors and additional ECL adjustments as appropriate. Obligor-specific forward-looking information is reflected in the obligor grade as a qualitative assessment. Refer to Note 47 “Financial Risk Management” for information on obligor grading system of SMBC. To incorporate forward-looking information into the ECL models, the Group introduces an approach based on multiple scenarios. In this approach, four scenarios (base, upside, downside and severe downside scenarios) are modelled to ensure an unbiased ECL calculation. Information considered in the development of the base scenario is aligned with information used for strategic planning, budgeting and risk management of the Group, and includes not only internal information but external information including economic data and forecasts publicly provided by Japanese governmental bodies, research institutes of the private-sector and international organizations conducting economic analysis and projections. The severe downside scenario is the adverse scenario and based on the stressed business environments such as serious economic recession and financial market disruption, and the scenario is in conformity with the Group’s internal stress test. Besides, both the downside scenario and the upside scenario are developed based on the premises of the base scenario and the past macroeconomic experiences. Applied probability weightings for each scenario are determined mainly by statistical methods. Furthermore, additional ECL adjustments are applied in cases where known or expected risk factors or information have not been specifically considered in the ECL model and thus the ECL does not fully reflect current circumstances, events or conditions at the relevant portfolio level.
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
International Tax Reform—Pillar Two Model Rules
The Group applies “International Tax Reform—Pillar Two Model Rules, Amendments to IAS 12 ‘Income Taxes.’” The amendments provide temporary relief from accounting for deferred taxes arising from the Organization for Economic
Co-operation
and Development’s (“OECD”) international tax reform. The relief adopted by the Group is the temporary exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes. For additional information about the Group’s exposure to the tax reform, refer to Note 37 “Income Tax Expense.”
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
Dividends on common stock and preferred stock
Dividends on common stock and preferred stock are recognized in equity in the period in which they are approved by the shareholders. Dividends for the fiscal year that are declared after the reporting period are described in Note 42 “Dividends Per Share.”
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
Fee and Commission Income
The Group recognizes fee and commission income in accordance with the five-step model under IFRS 15 “Revenue from Contracts with Customers.”
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
Net Trading Income (Loss)
Net trading income (loss) consists of margins made on market-making and customer business, as well as changes in fair value of trading assets and liabilities and derivative financial instruments, caused by movements in interest rates, exchange rates, equity prices and other market variables. It also includes net interest and dividend income on trading assets and liabilities.
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
Net gains (losses) arising from derecognition of financial assets at amortized cost
Net gains (losses) arising from derecognition of financial assets at amortized cost include gains and losses from the sale of financial assets measured at amortized cost.
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
Recent Accounting Pronouncements
The Group is currently assessing the impact of the following standards, amendments to standards, and interpretations that are not yet effective and have not been early adopted:
Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28)
In September 2014, the IASB issued narrow-scope amendments to IFRS 10 and IAS 28 “Investments in Associates and Joint Ventures” to address an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28, in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The effective date of applying the amendments was January 1, 2016 when they were originally issued, however, in December 2015, the IASB issued
Effective Date of Amendments to IFRS 10 and IAS 28
to remove the effective date and indicated that a new effective date will be determined at a future date when it has finalized revisions, if any, that result from its research project on equity accounting. The Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.
Lack of Exchangeability (Amendments to IAS 21)
In August 2023, the IASB issued amendments to IAS 21 “The Effects of Changes in Foreign Exchange Rates” to address a matter not previously covered in the accounting requirements for the effects of changes in foreign exchange rates. The amendments require entities to apply a consistent approach in assessing whether a currency can be exchanged into another currency. The amendments also require entities to determine the exchange rate and provide more useful information in their financial statements when a currency cannot be exchanged into another currency. The amendments are effective for annual periods beginning on or after January 1, 2025 and are not expected to have a material impact on the Group’s consolidated financial statements.
Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)
In May 2024, the IASB issued amendments to IFRS 9 and IFRS 7 “Financial Instruments: Disclosures” to address diversity in accounting practice by making the requirements more understandable and consistent. The amendments clarify the classification of financial assets with environmental, social and corporate governance and similar features by clarifying how the contractual cash flows on such loans should be assessed. The amendments also clarify the date on which a financial asset or financial liability settled via electronic cash transfers is derecognized. In addition, the amendments require additional disclosure to enhance transparency for investors regarding investments in equity instruments designated at fair value through other comprehensive income and financial instruments with contingent features, such as features tied to
ESG-linked
targets. The amendments are effective for annual periods beginning on or after January 1, 2026. The Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.
Annual Improvements to IFRS Accounting Standards – Volume 11
In July 2024, the IASB issued Annual Improvements to IFRS Accounting Standards – Volume 11, which includes amendments to IFRS 1 “First-time Adoption of International Financial Reporting Standards,” IFRS 7 and its accompanying “Guidance on Implementing IFRS 7,” IFRS 9, IFRS 10 and IAS 7 “Statement of Cash Flows.” These amendments include clarifications, simplifications, corrections and changes aimed at improving the consistency of these standards. The amendments are effective for annual periods beginning on or after January 1, 2026. The Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.
Contracts Referencing Nature-dependent Electricity (Amendments to IFRS 9 and IFRS 7)
In December 2024, the IASB issued amendments to IFRS 9 and IFRS 7 to help entities better report the financial effects of nature-dependent electricity contracts, which are often structured as power purchase agreements. The amendments include clarifying the application of the own-use
requirements, permitting hedge accounting if these contracts are used as hedging instruments, and adding new disclosure requirements to enable investors to understand the effect of these contracts on an entity’s financial performance and cash flows. The amendments are effective for annual periods beginning on or after January 1, 2026. The Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.
IFRS 18 “Presentation and Disclosure in Financial Statements”
In April 2024, the IASB issued IFRS 18 “Presentation and Disclosure in Financial Statements” replacing IAS 1 “Presentation of Financial Statements,” to improve the usefulness of information presented and disclosed in financial statements. IFRS 18 introduces three sets of new requirements. The standard defines categories for income and expenses, such as operating, investing and financing, and requires entities to provide new defined subtotals, including operating profit. IFRS 18 also requires entities that define entity-specific measures that are related to the income statement to disclose explanations of those measures, referred to as management-defined performance measures. In addition, it sets out enhanced guidance on how to organize information and whether to provide it in the primary financial statements or in the notes and requires entities to provide more transparency about operating expenses. These new requirements are to improve entities’ reporting of financial performance and give investors a better basis for analyzing and comparing entities. The standard carries forward many requirements from IAS 1 unchanged. The standard is effective for annual periods beginning on or after January 1, 2027. The Group is currently evaluating the potential impact that the adoption of the standard will have on its consolidated financial statements.

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

For the fiscal year ended March 31, 2025, the obligor grading, macroeconomic factors and additional ECL adjustments used to determine the final ECL reflected the current and forward-looking impact of the situation in Russia and Ukraine, high tariff measures by the United States on its trading partner countries, the continuing high interest rates in foreign countries and the changes in the domestic business environment. The obligor grades were reviewed based on the most recent information available as appropriate.
The macroeconomic scenarios for incorporating forward-looking information in the ECL measurement were updated, reflecting the recent economic forecasts. The Group assumed that the Japanese economy is expected to slow down, primarily due to a decrease in exports caused by the deterioration of the U.S.-China economies, coupled with low growth in personal consumption. As for the U.S. economy, the Group assumed that it is anticipated to decelerate toward mid-year as business investment and personal consumption decline due to uncertainty about the future. However, it is expected to recover toward the end of the year, driven by ongoing interest rate cuts and the dissipation of tariff impacts. As for the European economy, the Group also expected it to slow down, mainly due to the impact of U.S. tariffs. As for the Asia-Pacific economy, the Group assumed, particularly China, it is expected to experience significant effects from U.S. tariffs, leading to low growth. This assumption was considered in determining the base scenario. The severe downside scenario is the adverse scenario and based on stressed business environments such as a serious economic recession and financial market disruption, and this scenario is in conformity with the Group’s internal stress test. Further, both the downside and upside scenarios are developed based on the premises of the base scenario and past macroeconomic experiences. Applied probability weightings for each scenario, which can vary every year, are determined mainly by statistical methods. The following table shows the growth rates of the Japanese, U.S., European Monetary Union (“EMU”) and Asia-Pacific GDPs and the Japanese short-term interest rate, which are key factors of the macroeconomic scenarios.

	For the fiscal year ending March 31,
As at March 31, 2025:	2026	2027
Upside	(%)
Japanese GDP (Nominal)	3.5	3.7
U.S. GDP (Real)	2.5	3.3
EMU GDP (Real)	1.0	2.9
Asia-Pacific GDP (Real)	5.1	5.8
Japanese short-term interest rate	0.5	0.5

Base
Japanese GDP (Nominal)	2.3	2.4
U.S. GDP (Real)	1.3	2.0
EMU GDP (Real)	0.5	0.6
Asia-Pacific GDP (Real)	3.9	4.5
Japanese short-term interest rate	0.5	0.5

Downside
Japanese GDP (Nominal)	1.7	2.0
U.S. GDP (Real)	0.2	0.3
EMU GDP (Real)	(0.4)	(3.2)
Asia-Pacific GDP (Real)	2.8	3.3
Japanese short-term interest rate	0.5	0.5

Severe downside
Japanese GDP (Nominal)	0.9	(2.2)
U.S. GDP (Real)	(1.1)	(1.1)
EMU GDP (Real)	(0.8)	(5.4)
Asia-Pacific GDP (Real)	1.5	1.9
Japanese short-term interest rate	1.0	0.0

	For the fiscal year ending March 31,
As at March 31, 2024:	2025	2026
Upside	(%)
Japanese GDP (Nominal)	5.5	1.6
US GDP (Real)	4.9	0.7
EMU GDP (Real)	3.1	2.1
Asia-Pacific GDP (Real)	7.3	3.4
Japanese short-term interest rate	0.1	0.1

Base
Japanese GDP (Nominal)	2.7	2.5
US GDP (Real)	2.1	1.7
EMU GDP (Real)	0.3	1.2
Asia-Pacific GDP (Real)	4.5	4.4
Japanese short-term interest rate	0.1	0.1

Downside
Japanese GDP (Nominal)	2.6	2.7
US GDP (Real)	(1.3)	4.7
EMU GDP (Real)	(1.5)	1.7
Asia-Pacific GDP (Real)	2.1	4.5
Japanese short-term interest rate	0.1	0.1

Severe downside
Japanese GDP (Nominal)	1.1	3.6
US GDP (Real)	(2.7)	5.6
EMU GDP (Real)	(2.1)	1.3
Asia-Pacific GDP (Real)	1.2	4.9
Japanese short-term interest rate	0.1	0.1

The following table shows the probability weightings of each scenario the Group estimates.

	Upside	Base	Downside	Severe downside
	(%)
As at March 31, 2025:
Scenario probability weighting	20	60	19	1

	Upside	Base	Downside	Severe downside
	(%)
As at March 31, 2024:
Scenario probability weighting	20	60	13	7

In determining the need for making additional ECL adjustments, the Group considered whether there is an increase in the credit risk for some portfolios which had a material adverse impact resulting from high tariff measures by the United States on its trading partner countries, from the sanctions imposed in connection with Russia’s aggression against Ukraine, from the continuing high interest rates in foreign countries, or from the changes in the domestic business environment and whether the increased risk, if any, was not fully incorporated in the ECL model. For the high tariff measures by the United States on its trading partner countries, the Group evaluated the forward-looking impact on credit risks and losses considering the impact of such sudden environment changes caused by these measures on borrowers which the Group identified in terms of country and industries. For the Russian exposure, the Group evaluated the forward-looking impact on credit risks and losses based on factors such as the possibility that payment of principal or interest would be delayed or a request for loan restructuring would be made due to the prolonged impact of sanctions targeting Russia imposed by the Japanese government and authorities in several other jurisdictions, Russia’s measures to defend its economy and mitigate the effect of sanctions, and a deterioration of the credit condition of Russia. In addition, the Group also considered the prolonged difficulty in collecting funds through remittances out of Russia due to orders by the Russian authorities, such as the payments from Russian customers. For the continuing high interest rates in foreign countries, the Group evaluated the forward-looking impact on credit risks and losses in light of the increased interest payment burden on borrowers. For the changes in the domestic business environment, additional ECL adjustments included the consideration of the increasing material and labor costs as well as changes in the financial environment such as an increase in the policy interest rate. The Group evaluated the forward-looking impact on credit risks and losses of certain industry-related portfolios selected based on changes in factors such as the market conditions and bankruptcy trends. As a consequence, the Group decided to make ECL adjustments for the portfolios affected by high tariff measures by the United States on its trading partner countries, the situation in Russia and Ukraine, the continuing high interest rates in foreign countries and the changes in the domestic business environment. At March 31, 2025, the additional ECL adjustments for the portfolios affected by high tariff measures by the United States on its trading partner countries was ¥40,550 million. Further, the Group’s credit risk exposure to Russian borrowers was approximately ¥237 billion and the ECL for that exposure was ¥101,524 million. In addition, the additional ECL adjustments for the portfolios affected by the continuing high interest rates in foreign countries and for the portfolios affected by the changes in the domestic business environment were ¥16,398 million and ¥13,868 million, respectively.
Management estimates and judgments may change from time to time as the economic environment changes or new information becomes available. Changes in these estimates and judgments will result in a different allowance for loan losses and may have a direct impact on impairment charges. Allowance for loan losses amounted to ¥1,102,522 million and ¥979,000 million at March 31, 2025 and 2024, respectively. For additional information, refer to Note 10 “Loans and Advances.”
Fair Value of Financial Instruments
The fair values of financial instruments where no active market exists or where quoted prices are not otherwise available are determined by using valuation techniques. In these cases, inputs to valuation techniques are based on observable data with respect to similar financial instruments or by using models. Where observable inputs are not available, the fair value is estimated based on appropriate assumptions that a market participant would take into account. Where valuation techniques (for example, models) are used to determine fair values, they are validated and periodically reviewed. The Group certifies significant valuation models before they are used, and calibrates them to ensure that outputs reflect actual data and comparative market prices. To the extent practical, models use only observable data; however, inputs such as credit risk (both own and counterparty), volatilities and correlations require management to make estimates. Changes in assumptions about these factors could affect the fair values of these financial instruments. More details about the Group’s valuation techniques, significant unobservable inputs used in determining fair values and sensitivity analyses are given in Note 45 “Fair Value of Financial Assets and Liabilities.”
Impairment of Property, Plant and Equipment
The Group has property, plant and equipment, which consist of assets for rent, land, buildings, right of use assets and others. Property, plant and equipment are tested for impairment if events or changes in circumstances indicate that it may not be recoverable at the end of each reporting period. If any such indication exists, then its recoverable amount is estimated. The process to determine the recoverable amount is inherently uncertain because such recoverable amount is determined based on management estimates and judgments. Changes in management judgments may result in different impairment test results and different impairment amounts recognized. For the fiscal years ended March 31, 2025, 2024 and 2023, impairment losses on property, plant and equipment were ¥5,461 million, ¥4,168 million and ¥31,617 million, respectively. For additional information, refer to Note 12 “Property, Plant and Equipment.”

Impairment of Intangible Assets
Impairment of goodwill
Goodwill is tested for impairment on an annual basis or more frequently if events or changes in circumstances indicate that it may not be recoverable. If any such indication exists, then its recoverable amount is estimated. The process to determine the recoverable amount is inherently uncertain because such recoverable amount is determined based on a number of management estimates and judgments. The Group determines the recoverable amount using the estimated future cash flows, pre-tax
discount rates, growth rates, and other factors. The estimation of future cash flows inherently reflects management judgments, even though such forecasts are prepared taking into account actual performance and external economic data. The pre-tax
discount rates and growth rates may be significantly affected by market interest rates or other market conditions, which are beyond management’s control, and therefore significant management judgments are made to determine these assumptions. These management judgments are made based on the facts and circumstances at the time of the impairment test, and may vary depending on the situation and the time. Changes in management judgments may result in different impairment test results and different impairment amounts recognized. For the fiscal years ended March 31, 2025, 2024 and 2023, impairment losses on goodwill were ¥8,032 million, nil and ¥126,151 million, respectively. For additional information, refer to Note 14 “Intangible Assets.”
Impairment of other intangible assets
The Group has other intangible assets, not including goodwill, which consist of software, contractual customer relationships, trademarks and others. These are divided into other amortizing intangible assets and other non-amortizing
intangible assets. Other amortizing intangible assets are tested for impairment if events or changes in circumstances indicate that it may not be recoverable at the end of each reporting period. Other non-amortizing
intangible assets are tested for impairment on an annual basis or more frequently if events or changes in circumstances indicate that it may not be recoverable. If any such indication exists, then its recoverable amount is estimated. The process to determine the recoverable amount is inherently uncertain because such recoverable amount is determined based on a number of management estimates and judgments as described in “—Impairment of goodwill.” Changes in management judgments may result in different impairment test results and different impairment amounts recognized. For the fiscal years ended March 31, 2025, 2024 and 2023, impairment losses on other intangible assets were ¥1,551 million, ¥9,648 million and ¥9,368 million, respectively. For additional information, refer to Note 14 “Intangible Assets.”
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
Management estimates and judgments may change from time to time as the legal environment and market conditions change or new information becomes available. Changes in these estimates and judgments could affect the balance of provision for interest repayment. Provision for interest repayment is recorded in provisions as a liability, and it totaled ¥209,659 million and ¥120,864 million at March 31, 2025 and 2024, respectively. For additional information, refer to Note 21 “Provisions.”
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
The difference between the fair value of the plan assets and the present value of the defined benefit obligation at the end of the reporting period is recognized as assets and liabilities in the consolidated statements of financial position. When this calculation for each plan results in a benefit to the Group, the recognized asset is limited to the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan (“asset ceiling”). An economic benefit is available to the Group, if it is realizable during the life of the plan or on settlement of the plan obligation. The net total of assets and liabilities in the consolidated statements of financial position amounted to net assets of ¥478,072 million and ¥503,050 million at March 31, 2025 and 2024, respectively. For additional information, refer to Note 24 “Retirement Benefits.”
Deferred Tax Assets
Deferred tax assets relating to tax losses carried forward and deductible temporary differences are recognized, only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the deductible temporary differences can be utilized. This assessment requires significant management estimates and judgments. Future taxable profit is estimated based on, among other relevant factors, forecasted results of operations, which are based on historical financial performance and the business plans that management believes to be prudent and feasible. While the Group carefully assesses the realization of tax losses carried forward and deductible temporary differences, the actual taxable profit in the future may be less than the forecast. The deferred tax assets amounted to ¥63,176 million and ¥58,080 million in the consolidated statements of financial position at March 31, 2025 and 2024, respectively, while the net total of deferred tax assets and liabilities amounted to net liabilities of ¥202,591 million and ¥622,259 million at March 31, 2025 and 2024, respectively. For additional information, refer to Note 23 “Deferred Income Tax.”

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
Wholesale Business Unit
The Wholesale Business Unit provides comprehensive solutions primarily for corporate clients in Japan that respond to wide-ranging client needs in relation to financing, investment management, risk hedging, settlement, M&A and other advisory services, digital services and leasing services. This business unit mainly consists of the wholesale businesses of SMBC, SMBC Trust Bank Ltd. (“SMBC Trust Bank”), Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”), SMBC Nikko Securities Inc. (“SMBC Nikko Securities”) and Sumitomo Mitsui Card Company, Limited (“Sumitomo Mitsui Card”), which merged with SMBC Finance Service Co., Ltd., formerly a wholly-owned subsidiary of Sumitomo Mitsui Card, on April 1, 2024.
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
Head office account and others
The Head office account and others represent the differences between the aggregate of the Wholesale Business Unit, the Retail Business Unit, the Global Business Unit and the Global Markets Business Unit, and the Group as a whole. It mainly consists of administrative expenses related to headquarters operations and profit or loss from other subsidiaries including The Japan Research Institute, Limited and Sumitomo Mitsui DS Asset Management Company, Limited. It also includes the elimination items related to internal transactions between the Group companies.
Measurement of Segment Profit or Loss
The business segment information is prepared under the management approach. Consolidated net business profit is used as a profit indicator of banks in Japan. Consolidated net business profit of each segment is calculated by deducting general and administrative expenses (i.e., the total of personnel expense, non-personnel
expense and tax), and by adding or deducting others (i.e., share of profit or loss of equity-method associates and joint ventures and cooperated profit and loss based on internal managerial accounting) to or from consolidated gross profits (i.e., the total of net interest income, trust fees, net fee and commission income, net trading income (loss) and net other operating income). The consolidated gross profits and general and administrative expenses of each segment are prepared for management accounting purposes and not generated solely by aggregating figures prepared under financial accounting. While the Group’s disclosure complies with the requirements on segment information in accordance with IFRS, the figures reported to management and disclosed herein are prepared under Japanese GAAP. Consequently, the business segment information does not agree with the figures in the consolidated financial statements under IFRS. These differences are addressed in the “Reconciliation of Segmental Results of Operations to Consolidated Income Statements.”
Information regarding the total assets of each segment is not used by management in deciding how to allocate resources and assess performance. Accordingly, total assets are not included in the business segment information.
Segmental Results of Operations
The following tables show the Group’s results of operations by business segment for the fiscal years ended March 31, 2025, 2024 and 2023. During the fiscal year ended March 31, 2024, changes were made to the allocation logic from the Head office account and others to other business segments in the Group’s managerial accounting, which became effective from April 1, 2023. The comparative information for the fiscal year ended March 31, 2023 has been represented on a consistent basis with that updated allocation logic and to eliminate the impact of factors such as changes in interest rates and exchange rates that may distort the comparison. The effects of the adjustments are included in the Head office account and others.
For the fiscal year ended March 31, 2025:

	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total

	(In billions)
Consolidated gross profit (1)	¥931.3	¥1,377.3	¥1,344.9	¥636.6	¥(163.4)	¥4,126.7
General and administrative expenses	(328.1)	(1,110.3)	(903.3)	(196.0)	135.7	(2,402.0)
Others (2)	126.0	6.8	150.4	33.9	(322.5)	(5.4)

Consolidated net business profit	¥729.2	¥273.8	¥592.0	¥474.5	¥(350.2)	¥1,719.3

For the fiscal year ended March 31, 2024:

	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total

	(In billions)
Consolidated gross profit (1)	¥835.2	¥1,290.0	¥1,375.9	¥526.2	¥(288.5)	¥3,738.8
General and administrative expenses	(311.0)	(1,079.9)	(809.3)	(165.3)	114.9	(2,250.6)
Others (2)	107.9	5.6	78.3	29.0	(148.8)	72.0

Consolidated net business profit	¥632.1	¥215.7	¥644.9	¥389.9	¥(322.4)	¥1,560.2

For the fiscal year ended March 31, 2023:

	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total

	(In billions)
Consolidated gross profit (1)	¥742.0	¥1,170.0	¥1,216.2	¥461.8	¥(419.8)	¥3,170.2
General and administrative expenses	(286.2)	(996.7)	(708.0)	(150.5)	192.2	(1,949.2)
Others (2)	101.5	4.7	15.5	28.8	(95.1)	55.4

Consolidated net business profit	¥557.3	¥178.0	¥523.7	¥340.1	¥(322.7)	¥1,276.4

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

	For the fiscal year ended March 31,
	2025	2024	2023

	(In billions)
Consolidated net business profit	¥1,719.3	¥1,560.2	¥1,276.4
Differences between management reporting and Japanese GAAP:
Total credit costs	(344.5)	(274.0)	(210.2)
Gains on equity instruments	509.8	249.8	155.9
Extraordinary gains or losses and others	(184.7)	(193.7)	(123.6)

Profit before tax under Japanese GAAP	1,699.9	1,342.3	1,098.5

Differences between Japanese GAAP and IFRS:
Scope of consolidation	8.1	7.4	4.9
Derivative financial instruments	(417.9)	(111.6)	374.0
Investment securities	(601.9)	(43.4)	(147.0)
Loans and advances	(103.0)	2.4	13.6
Investments in associates and joint ventures	14.0	(20.2)	(10.6)
Property, plant and equipment	(2.2)	22.7	1.6
Lease accounting	(2.2)	(1.9)	(0.5)
Defined benefit plans	(69.1)	(53.8)	(60.7)
Foreign currency translation	20.8	(32.2)	6.6
Classification of equity and liability	38.6	18.9	11.3
Others	69.1	77.2	(29.8)

Profit before tax under IFRS	¥654.2	¥1,207.8	¥1,261.9

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

	For the fiscal year ended March 31,
	2025	2024	2023

	(In millions)
Domestic (1) :
Japan	¥1,127,452	¥1,439,152	¥1,802,842

Total domestic	1,127,452	1,439,152	1,802,842

Foreign (1)(2) :
Americas	1,297,104	1,128,935	807,020
Europe and Middle East	329,834	395,059	353,259
Asia and Oceania	1,085,775	980,088	823,810

Total foreign	2,712,713	2,504,082	1,984,089

Total operating income (3)	¥3,840,165	¥3,943,234	¥3,786,931

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
(3)
Total operating income comprises net interest income, net fee and commission income, net trading income (loss), net income from financial assets and liabilities at fair value through profit or loss, net investment income, net gains (losses) arising from derecognition of financial assets at amortized cost and other income.

5	CASH AND DEPOSITS WITH BANKS
Cash and deposits with banks at March 31, 2025 and 2024 consisted of the following:

	At March 31,
	2025	2024

	(In millions)
Cash	¥915,155	¥788,096
Deposits with banks	75,754,246	77,962,347

Total cash and deposits with banks	¥76,669,401	¥78,750,443

The reconciliation of cash and cash equivalents used for the purposes of the consolidated statements of cash flows at March 31, 2025, 2024 and 2023 is shown as follows:

	At March 31,
	2025	2024	2023

	(In millions)
Cash and deposits with banks	¥76,669,401	¥78,750,443	¥76,465,511
Less: term deposits with original maturities over three months	(816,486)	(663,985)	(444,741)
Less: cash segregated as deposits and others	(602,791)	(648,652)	(676,535)

Cash and cash equivalents	¥75,250,124	¥77,437,806	¥75,344,235

Private depository institutions in Japan are required to maintain certain minimum reserve funds with the Bank of Japan, based on average deposit balances and certain other factors. There are similar reserve deposit requirements for the Group’s foreign offices engaged in banking businesses in foreign countries. At March 31, 2025, 2024 and 2023, the reserve funds required to be maintained by the Group, which were included in cash and cash equivalents, amounted to ¥2,231,539 million, ¥1,983,987 million and ¥2,102,543 million, respectively.

6	TRADING ASSETS
Trading assets at March 31, 2025 and 2024 consisted of the following:

	At March 31,
	2025	2024

	(In millions)
Debt instruments	¥5,511,465	¥5,674,162
Equity instruments	665,148	837,899

Total trading assets	¥6,176,613	¥6,512,061

Trading debt instruments mainly consist of Japanese government bonds. Trading equity instruments mainly consist of publicly traded Japanese stocks.

7	DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING
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

The tables below represent the derivative financial instruments by type and purpose of derivatives at March 31, 2025 and 2024.

	$		$		$		$		$		$
	At March 31, 2025
	Trading						Risk Management (1)
	Notional amounts		Assets		Liabilities		Notional amounts		Assets		Liabilities

	(In millions)
Interest rate derivatives		¥1,647,024,810		¥4,459,310		¥4,876,544		¥82,319,161		¥610,989		¥904,337
Futures		89,708,676		21,022		18,155		10,784,613		979		11,420
Listed Options		127,145,993		18,358		22,843		—		—		—
Forwards		39,526,819		258		1,918		—		—		—
Swaps		1,105,571,439		3,624,648		3,542,617		71,326,701		610,010		857,991
OTC Options		285,071,883		795,024		1,291,011		207,847		—		34,926
Currency derivatives		255,610,108		2,888,987		1,827,299		22,432,574		162,839		1,633,786
Futures		12,976		—		94		—		—		—
Listed Options		—		—		—		—		—		—
Forwards		119,480,108		935,964		1,103,594		8,511,080		57,888		153,892
Swaps		123,676,347		1,754,071		479,671		13,921,494		104,951		1,479,894
OTC Options		12,440,677		198,952		243,940		—		—		—
Equity derivatives		2,729,785		161,801		22,092		—		—		—
Futures		1,882,834		28,003		10,533		—		—		—
Listed Options		332,227		5,406		8,462		—		—		—
Forwards		250,439		119,372		180		—		—		—
Swaps		36,576		694		225		—		—		—
OTC Options		227,709		8,326		2,692		—		—		—
Commodity derivatives		175,113		5,652		4,384		—		—		—
Futures		85,473		1,807		1,796		—		—		—
Listed Options		—		—		—		—		—		—
Forwards		—		—		—		—		—		—
Swaps		84,608		3,771		2,525		—		—		—
OTC Options		5,032		74		63		—		—		—
Credit derivatives		3,349,082		23,438		34,816		—		—		—

Total derivative financial instruments		¥1,908,888,898		¥7,539,188		¥6,765,135		¥104,751,735		¥773,828		¥2,538,123

	$		$		$		$		$		$
	At March 31, 2024
	Trading						Risk Management (1)
	Notional amounts		Assets		Liabilities		Notional amounts		Assets		Liabilities

	(In millions)
Interest rate derivatives		¥1,605,292,805		¥5,800,416		¥6,767,410		¥68,026,939		¥622,922		¥919,304
Futures		120,819,693		15,729		34,583		12,514,178		1,856		833
Listed Options		143,990,400		28,161		12,567		—		—		—
Forwards		32,422,848		433		728		—		—		—
Swaps		1,032,971,282		4,871,182		4,870,581		55,302,412		621,066		883,197
OTC Options		275,088,582		884,911		1,848,951		210,349		—		35,274
Currency derivatives		237,338,471		3,273,460		1,754,088		20,877,091		130,459		2,250,866
Futures		11		—		185		—		—		—
Listed Options		—		—		—		—		—		—
Forwards		115,966,592		1,251,720		1,163,114		7,216,977		48,913		309,833
Swaps		110,747,232		1,832,664		327,555		13,660,114		81,546		1,941,033
OTC Options		10,624,636		189,076		263,234		—		—		—
Equity derivatives		3,386,924		50,587		145,501		—		—		—
Futures		2,069,970		13,497		30,860		—		—		—
Listed Options		667,923		19,943		27,585		—		—		—
Forwards		387,100		11		73,285		—		—		—
Swaps		25,202		79		589		—		—		—
OTC Options		236,729		17,057		13,182		—		—		—
Commodity derivatives		122,535		8,748		7,544		—		—		—
Futures		52,984		1,905		1,734		—		—		—
Listed Options		—		—		—		—		—		—
Forwards		—		—		—		—		—		—
Swaps		62,138		6,787		5,669		—		—		—
OTC Options		7,413		56		141		—		—		—
Credit derivatives		3,337,756		22,680		32,760		—		—		—

Total derivative financial instruments		¥1,849,478,491		¥9,155,891		¥8,707,303		¥88,904,030		¥753,381		¥3,170,170

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
For fair value hedges of interest rate risk, the Group designates as hedging instruments certain interest rate derivatives and establishes a hedge ratio by matching the notional of the derivative financial instruments with the principal amount of the hedged items. The Group assesses hedge effectiveness qualitatively by considering whether the critical terms of the hedged items and hedging instruments closely align. The Group further assesses hedge effectiveness quantitatively by comparing changes in the fair value of the hedged items held at amortized cost arising from changes in the interest rate benchmarks with those of the hedging instruments. If the hedged item is a financial asset measured at FVOCI, in the quantitative assessment, the Group compares changes in the fair value of the hedged items with those of the hedging instruments. Sources of hedge ineffectiveness include basis risk, timing differences between the hedged items and hedging instruments and the effect of the counterparty or the Group’s own credit risk on the fair value of the interest rate derivatives, which is not reflected in the fair value of the hedged item. The gain or loss on the hedging instrument is recognized in “Net trading income (loss)” in the consolidated income statements. The hedging gain or loss on the hedged item held at amortized cost adjusts the carrying amount of the hedged item, and is recognized in “Net trading income (loss)” in the consolidated income statements. If the hedged item is a financial asset measured at FVOCI, the hedging gain or loss on the hedged item is recognized in “Net trading income (loss)” in the consolidated income statements. If the hedge no longer meets the criteria for hedge accounting for reasons other than the derecognition of the hedged item, the adjustment to the hedged item for which the effective interest method is used is amortized to profit or loss over the period to maturity of the hedged item. When the hedged item is derecognized, the adjustment is recognized immediately in the consolidated income statements.
The tables below represent the amounts related to items designated as hedging instruments at March 31, 2025 and 2024.

	Line item in the consolidated statements of financial position where the hedging instrument is included	At March 31, 2025			For the fiscal year ended March 31, 2025
		Notional amounts (1)	Carrying amounts		Change in value used for calculating hedge ineffectiveness
			Assets	Liabilities

		(In millions)
Interest rate risk
Interest rate swaps	Derivative financial instruments	¥9,345,733	¥121,920	¥420,524	¥(35,197)
Interest rate options	Derivative financial instruments	207,847	—	34,926	(3,758)

(1)
At March 31, 2025, the notional amount of interest rate swaps with remaining maturities of more than 12 months that are designated hedging instruments against interest rate risk is ¥8,247,877 million out of ¥9,345,733 million in total, and that of interest rate options with remaining maturities of more than 12 months that are designated hedging instruments against interest rate risk is ¥207,847 million, equal to the total notional amount.

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

The amounts related to items designated as hedged items at March 31, 2025 and 2024 were as follows:

	Line item in the consolidated statements of financial position where the hedged item is included	At March 31, 2025	For the fiscal year ended March 31, 2025
		Carrying amounts	Change in value used for calculating hedge ineffectiveness

		(In millions)
Interest rate risk
Debt instruments at FVOCI	Investment securities	¥810,009	¥43,785
Debt securities in issue	Debt securities in issue	8,195,943	(6,919)
Borrowings	Borrowings	120,304	1,492

	Line item in the consolidated statements of financial position where the hedged item is included	At March 31, 2024	For the fiscal year ended March 31, 2024
		Carrying amounts	Change in value used for calculating hedge ineffectiveness

		(In millions)
Interest rate risk
Debt instruments at FVOCI	Investment securities	¥789,990	¥(11,612)
Debt securities in issue	Debt securities in issue	8,163,340	358,163
Borrowings	Borrowings	135,120	10,912
As for interest rate risk, the accumulated amounts of fair value hedge adjustments on the hedged items were a loss of ¥83,955 million and a loss of ¥114,126 million for assets, and were a profit of ¥411,761 million and a profit of ¥672,759 million for liabilities at March 31, 2025 and 2024, respectively. There were no balances remaining in the consolidated statements of financial position for any hedged items that had ceased to be adjusted for hedging gains and losses at March 31, 2025 and 2024.
As for interest rate risk, hedge ineffectiveness was included in “Net trading income (loss)” in the consolidated income statements, and amounted to a loss of ¥597 million and a loss of ¥747 million for the fiscal years ended March 31, 2025 and 2024, respectively.
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
The effective portion of the gain or loss on the hedging instruments is recognized in other comprehensive income, whereas the ineffective portion of the gain or loss on the hedging instruments is recognized in “Net trading income (loss)” in the consolidated income statements. The cumulative gain or loss recognized in other comprehensive income is reclassified to profit or loss on the disposal or partial disposal of the foreign operations. On the other hand, changes in the fair value of the forward element of the foreign exchange forward contracts are recognized in “Net trading income (loss)” in the consolidated income statements because the Group designates as hedging instruments only the changes in the fair value of the spot element of the foreign exchange forward contracts, as stated above.
The tables below represents the amounts related to items designated as hedging instruments at March 31, 2025 and 2024.

	Line item in the consolidated statements of financial position where the hedging instrument is included	At March 31, 2025			For the fiscal year ended March 31, 2025
		Nominal amounts	Carrying amounts		Change in value used for calculating hedge ineffectiveness
			Assets	Liabilities

		(In millions)
Foreign exchange forward contracts	Derivative financial instruments	¥3,626,636	¥34,176	¥110,254	¥(14,745)
Foreign currency denominated financial liabilities	Debt securities in issue, Borrowings, Deposits	212,580	—	212,580	2,558

	Line item in the consolidated statements of financial position where the hedging instrument is included	At March 31, 2024			For the fiscal year ended March 31, 2024
		Nominal amounts	Carrying amounts		Change in value used for calculating hedge ineffectiveness
			Assets	Liabilities

		(In millions)
Foreign exchange forward contracts	Derivative financial instruments	¥3,479,863	¥18,991	¥306,775	¥(340,765)
Foreign currency denominated financial liabilities	Debt securities in issue, Borrowings, Deposits	329,985	—	329,985	(39,012)

The amounts related to items designated as hedged items for the fiscal years ended March 31, 2025 and 2024 were as follows:

	For the fiscal year ended March 31, 2025	At March 31, 2025
	Change in value used for calculating hedge ineffectiveness	Translating foreign operations reserve

	(In millions)
USD foreign operations	¥(18,370)	¥377,299
EUR foreign operations	(9,731)	300,761
THB foreign operations	25,100	104,381
Other foreign operations	15,188	103,639

Total	¥12,187	¥886,080

	For the fiscal year ended March 31, 2024	At March 31, 2024
	Change in value used for calculating hedge ineffectiveness	Translating foreign operations reserve

	(In millions)
USD foreign operations	¥189,332	¥395,670
EUR foreign operations	143,018	310,492
THB foreign operations	22,204	79,281
Other foreign operations	25,223	88,450

Total	¥379,777	¥873,893

The balances remaining in the foreign currency translation reserve from hedging relationships for which hedge accounting is no longer applied were ¥53,003 million and ¥2,496 million at March 31, 2025 and 2024, respectively.
Changes in the translating foreign operations reserve of ¥12,187 million and ¥379,777 million were offset by hedges of net investment in foreign operations for the fiscal years ended March 31, 2025 and 2024, respectively. There was no hedge ineffectiveness recognized in “Net trading income (loss)” for the fiscal years ended March 31, 2025 and 2024.
Credit Derivatives
The Group enters into credit derivatives to manage the risk of its commercial banking credit portfolio containing loans by hedging economically, as well as diversifying the credit exposure in the portfolio, and to undertake credit loss protection transactions based on the needs from customers as financial intermediation. The tables below provide the notional amounts and the fair value of credit derivatives by purpose of transactions at March 31, 2025 and 2024.

	$		$		$		$		$		$
	At March 31, 2025
	Protection purchased						Protection sold
	Notional amounts		Assets		Liabilities		Notional amounts		Assets		Liabilities

	(In millions)
Managing the Group’s credit risk portfolio		¥1,816,129		¥1,382		¥29,453		¥1,305,660		¥19,620		¥2,192
Trading purposes		89,647		214		2,853		98,676		2,063		12
Facilitating client transactions		38,000		157		306		970		2		—

Total		¥1,943,776		¥1,753		¥32,612		¥1,405,306		¥21,685		¥2,204

	$		$		$		$		$		$
	At March 31, 2024
	Protection purchased						Protection sold
	Notional amounts		Assets		Liabilities		Notional amounts		Assets		Liabilities

	(In millions)
Managing the Group’s credit risk portfolio		¥1,826,583		¥1,289		¥29,773		¥1,444,296		¥21,198		¥2,168
Trading purposes		30,707		—		426		—		—		—
Facilitating client transactions		32,500		168		393		3,670		25		—

Total		¥1,889,790		¥1,457		¥30,592		¥1,447,966		¥21,223		¥2,168

The following table summarizes the notional amounts of the Group’s credit derivative portfolio by type of counterparty at March 31, 2025 and 2024.

	At March 31, 2025		At March 31, 2024
	Protection purchased	Protection sold	Protection purchased	Protection sold

	(In millions)
Banks and broker-dealers	¥1,943,776	¥1,405,306	¥1,889,790	¥1,447,966
Insurance and other financial guaranty firms	—	—	—	—

Total	¥1,943,776	¥1,405,306	¥1,889,790	¥1,447,966

8	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS
Financial assets at fair value through profit or loss at March 31, 2025 and 2024 consisted of the following:

	At March 31,
	2025	2024

	(In millions)
Debt instruments	¥2,820,665	¥2,293,049
Equity instruments	82,304	83,080

Total financial assets at fair value through profit or loss	¥2,902,969	¥2,376,129

Debt instruments in financial assets at fair value through profit or loss mainly consist of investment funds. Equity instruments in financial assets at fair value through profit or loss mainly consist of subordinated loans classified as equity instruments and non-trading
stocks held by the venture capital investment subsidiary.

9	INVESTMENT SECURITIES
The following table shows the amount of investment securities, which consist of debt instruments at amortized cost, debt instruments at fair value through other comprehensive income and equity instruments at fair value through other comprehensive income at March 31, 2025 and 2024.

	At March 31,
	2025	2024

	(In millions)
Debt instruments at amortized cost:
Domestic:
Japanese government bonds	¥109,550	¥78,561
Japanese municipal bonds	151,882	142,557
Japanese corporate bonds	12,982	12,977

Total domestic	274,414	234,095

Foreign:
Bonds issued by governments and official institutions excluding U.S. Treasury and other U.S. government agency bonds	66,896	77,578
Mortgage-backed securities	13,876	2,703
Other debt instruments	11,811	2,016

Total foreign	92,583	82,297

Total debt instruments at amortized cost	¥366,997	¥316,392

Debt instruments at fair value through other comprehensive income:
Domestic:
Japanese government bonds	¥11,180,546	¥7,547,377
Japanese municipal bonds	822,575	1,053,332
Japanese corporate bonds	645,602	794,920
Other debt instruments	521	316

Total domestic	12,649,244	9,395,945

Foreign:
U.S. Treasury and other U.S. government agency bonds	5,539,051	6,062,125
Bonds issued by governments and official institutions excluding U.S. Treasury and other U.S. government agency bonds	4,531,619	4,144,335
Mortgage-backed securities	4,238,051	3,545,565
Other debt instruments	1,050,315	868,214

Total foreign	15,359,036	14,620,239

Total debt instruments at fair value through other comprehensive income	¥28,008,280	¥24,016,184

Equity instruments at fair value through other comprehensive income:
Domestic equity instruments	¥3,362,996	¥4,398,910
Foreign equity instruments	1,807,860	1,418,351

Total equity instruments at fair value through other comprehensive income	¥5,170,856	¥5,817,261

Total investment securities	¥33,546,133	¥30,149,837

Designation of equity instruments as at fair value through other comprehensive income
The Group designates equity instruments, which are issued by its customers and not held for trading, as at fair value through other comprehensive income. Those equity instruments are held to establish, maintain, and strengthen business ties with those customers. Equity instruments at fair value through other comprehensive income at March 31, 2025 and 2024 consisted of the following:

	At March 31,
	2025	2024

	(In millions)
Listed	¥3,745,559	¥4,585,440
Unlisted	1,425,297	1,231,821

Total equity instruments at fair value through other comprehensive income	¥5,170,856	¥5,817,261

The investments in the listed equity instruments at fair value through other comprehensive income at March 31, 2025 and 2024 mainly consisted of the following:

	At March 31,
	2025	2024
	(In millions)
TOYOTA MOTOR CORPORATION	¥381,946	¥738,198
Ares Management Corporation	369,498	339,181
Jefferies Financial Group Inc.	294,857	140,147
Kotak Mahindra Bank Limited	124,627	106,002
DAIKIN INDUSTRIES, LTD.	121,050	164,800
SBI Holdings, Inc.	107,541	106,677
ITOCHU Corporation	69,010	64,660
Sumitomo Realty & Development Co., Ltd.	65,841	68,242
Seven & i Holdings Co., Ltd.	63,809	65,078
DAIWA HOUSE INDUSTRY CO., LTD.	59,690	58,383
MITSUI & CO., LTD.	53,891	91,195
KUBOTA CORPORATION	53,040	85,838
Sanwa Holdings Corporation	51,752	29,592
East Japan Railway Company	48,495	53,947
ESR Group Limited	48,230	33,170
NIPPON STEEL CORPORATION	41,818	48,008
Fujikura Ltd.	37,802	19,270
Japan Exchange Group, Inc.	36,066	49,317
Mitsui O.S.K. Lines, Ltd.	34,241	41,490
Mitsui Fudosan Co., Ltd.	32,083	51,949
TOYOTA TSUSHO CORPORATION	31,783	43,622
SG HOLDINGS CO., LTD.	31,042	39,487
NIDEC CORPORATION	30,228	37,178
Central Japan Railway Company	29,967	46,914
Makita Corporation	28,567	24,768
West Japan Railway Company	26,132	28,108
TORAY INDUSTRIES, INC.	24,406	17,779
DAIFUKU CO., LTD.	22,293	27,421
MINEBEA MITSUMI Inc.	22,221	30,170
Shionogi & Co., Ltd.	21,678	24,934
Stanley Electric Co., Ltd.	20,810	20,880
KAJIMA CORPORATION	20,067	24,331
GMO Payment Gateway, Inc.	19,823	24,115

	At March 31,
	2025	2024
	(In millions)
CME Group Inc.	18,718	15,373
Murata Manufacturing Co., Ltd.	18,525	57,835
ASAHI KASEI CORPORATION	18,223	23,802
BANDAI NAMCO Holdings Inc.	16,823	9,508
DAIICHI SANKYO COMPANY, LIMITED	16,492	43,936
TOYO SUISAN KAISHA, LTD.	15,488	16,687
Sekisui House, Ltd.	15,330	16,134
TBS HOLDINGS, INC.	15,203	20,722
BROTHER INDUSTRIES, LTD.	14,544	15,232
The Kansai Electric Power Company, Incorporated	13,808	17,095
TOHO GAS CO., LTD.	13,666	11,446
Maruichi Steel Tube Ltd.	12,980	15,687
Marubeni Corporation	12,523	13,836
FUJIFILM Holdings Corporation	12,036	27,403
Kawasaki Heavy Industries, Ltd.	11,975	6,837
YAOKO CO., LTD.	11,877	11,820
KANEKA CORPORATION	11,773	11,792
Tokyo Electric Power Company Holdings, Incorporated	11,579	33,916
Chubu Electric Power Company, Incorporated	10,914	22,292
Idemitsu Kosan Co., Ltd.	10,830	16,076
SHIMANO INC.	10,828	17,320
KOITO MANUFACTURING CO., LTD.	10,001	20,696
Mazda Motor Corporation	6,057	17,891
Sanrio Company, Ltd.	4,905	37,263
ASICS Corporation	4,685	49,741
BRIDGESTONE CORPORATION	—	29,952
Others	1,001,472	1,260,297

Total listed equity instruments at fair value through other comprehensive income	¥3,745,559	¥4,585,440

Disposal of equity instruments at fair value through other comprehensive income
The Group sold equity instruments measured at fair value through other comprehensive income mainly in order to mitigate the impact of share price fluctuations on the Group’s financial base. The fair value of the equity instruments measured at fair value through other comprehensive income at the date of derecognition and the cumulative gain on disposal for the fiscal years ended March 31, 2025 and 2024 were as follows:

	For the fiscal year ended March 31,
	2025	2024

	(In millions)
Fair value of the equity instruments at fair value through other comprehensive income at the date of derecognition	¥667,657	¥421,644
Cumulative gain on disposal	490,955	276,166
The Group transferred the cumulative gain or loss related to the equity instruments that were dere
c
ognized or whose significant fair value decline reduced income tax expense for the current reporting period from “Other reserves” to “Retained earnings.” The transferred amounts were ¥338,766 million and ¥191,127 million for the fiscal years ended March 31, 2025 and 2024, respectively.

10	LOANS AND ADVANCES
The following tables present loans and advances at March 31, 2025 and 2024.

	At March 31, 2025
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Total

	(In millions)
Loans and advances at amortized cost:
Gross loans and advances	¥122,484,011	¥3,049,451	¥1,290,812	¥126,824,274

Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net				(530,933)

Less: Allowance for loan losses	(295,352)	(251,680)	(555,490)	(1,102,522)

Carrying amount				¥125,190,819

	At March 31, 2024
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Total

	(In millions)
Loans and advances at amortized cost:
Gross loans and advances	¥118,405,545	¥3,442,131	¥1,338,444	¥123,186,120

Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net				(490,655)

Less: Allowance for loan losses	(196,325)	(257,542)	(525,133)	(979,000)

Carrying amount				¥121,716,465

For additional information on loans and advances and allowance for loan losses at March 31, 2025 and 2024, refer to Note 47 “Financial Risk Management.”

11	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES
The following table presents the Group’s principal associates and joint venture at March 31, 2025. Investments in associates and joint ventures of the Group are accounted for using the equity method unless they are held for sale.

Company Name	Country of Incorporation	Proportion of Ownership Interest (1)	Proportion of Voting Rights (1)	Main Business
		(%)	(%)
Principal Associates
PayPay Bank Corporation	Japan	46.5	46.5	Internet banking
The Bank of East Asia, Limited	China	21.8	21.8	Commercial banking
ACLEDA Bank Plc.	Cambodia	18.0	18.0	Commercial banking
Vietnam Prosperity Joint-Stock Commercial Bank	Vietnam	15.0	15.0	Commercial banking
Rizal Commercial Banking Corporation	Philippines	20.0	20.0	Commercial banking
Sumitomo Mitsui Auto Service Company, Limited	Japan	26.1	26.1	Leasing
SMBC Aviation Capital Limited	Ireland	32.0	32.0	Leasing
POCKET CARD CO., LTD.	Japan	20.0	20.0	Credit card
VPBank SMBC Finance Company Limited	Vietnam	49.0	49.0	Consumer lending
SAKURA KCS Corporation	Japan	29.7	29.7	System engineering and data processing
JSOL Corporation	Japan	50.0	50.0	System development and data processing
Sakura Information Systems Co., Ltd.	Japan	49.0	49.0	System engineering and data processing
China Post & Capital Fund Management Co., Ltd.	China	23.6	23.6	Investment management, and investment advisory and agency
Principal Joint Venture
Sumitomo Mitsui Finance and Leasing Company, Limited	Japan	50.0	50.0	Leasing

(1)	Percentages of proportion of ownership interest and proportion of voting rights have been truncated.
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

The Group has interests in a number of associates and joint ventures, none of which are regarded as individually material. The following table summarizes, in aggregate, the financial information of all individually immaterial associates and joint ventures that are accounted for using the equity method:

	At and for the fiscal year ended March 31,
	2025	2024

	(In millions)
Carrying amount of investments in associates and joint ventures	¥1,588,820	¥1,552,645
Share of:
Profit from continuing operations	142,678	160,370
Other comprehensive income	39,897	13,196
Total comprehensive income	182,575	173,566
There are no significant restrictions on the ability of associates or joint ventures to transfer funds to the Group in the form of cash dividends, repayment of loans and advances.

12	PROPERTY, PLANT AND EQUIPMENT
The table below shows the changes in property, plant and equipment for the fiscal years ended March 31, 2025 and 2024.

	Assets for rent	Land	Buildings	Right of use assets	Others	Total

	(In millions)
Cost	¥710,680	¥487,450	¥816,038	¥637,335	¥447,048	¥3,098,551
Accumulated depreciation and impairment losses	(213,403)	(10,219)	(486,780)	(230,338)	(325,570)	(1,266,310)

Net carrying amount at April 1, 2023	497,277	477,231	329,258	406,997	121,478	1,832,241

Additions	17,976	193	25,693	69,738	77,919	191,519
Acquisition of subsidiaries and businesses	—	270	93	699	874	1,936
Disposals (1)	(527,769)	(3,750)	(1,951)	(5,494)	(2,161)	(541,125)
Depreciation	(17,311)	—	(24,820)	(88,874)	(24,383)	(155,388)
Impairment losses	—	(125)	(3,803)	—	(240)	(4,168)
Exchange differences	29,827	714	2,297	12,407	7,263	52,508
Others	—	763	8,413	2,273	(41,879)	(30,430)

Net carrying amount	—	475,296	335,180	397,746	138,871	1,347,093

Cost	—	484,383	831,805	663,825	479,797	2,459,810
Accumulated depreciation and impairment losses	—	(9,087)	(496,625)	(266,079)	(340,926)	(1,112,717)

Net carrying amount at March 31, 2024	—	475,296	335,180	397,746	138,871	1,347,093

Additions	—	1,856	25,813	64,596	74,568	166,833
Acquisition of subsidiaries and businesses	—	—	—	—	—	—
Disposals	—	(8,037)	(3,435)	(4,097)	(3,275)	(18,844)
Depreciation	—	—	(23,023)	(87,449)	(28,401)	(138,873)
Impairment losses	—	(506)	(3,277)	(92)	(1,586)	(5,461)
Exchange differences	—	(612)	(275)	(1,536)	21	(2,402)
Others	—	322	4,198	(2,599)	(31,265)	(29,344)

Net carrying amount	—	468,319	335,181	366,569	148,933	1,319,002

	Assets for rent	Land	Buildings	Right of use assets	Others	Total

	(In millions)
Cost	—	475,388	833,636	639,685	495,240	2,443,949
Accumulated depreciation and impairment losses	—	(7,069)	(498,455)	(273,116)	(346,307)	(1,124,947)

Net carrying amount at March 31, 2025	¥—	¥468,319	¥335,181	¥366,569	¥148,933	¥1,319,002

(1)	Disposals include assets for rent owned by SMBC Rail Services LLC, which has no longer been the Company’s subsidiary from December 2023.
The impairment losses on property, plant and equipment are included in “Other expenses” in the consolidated income statements.
The Group had ¥9,191 million and ¥4,520 million of contractual commitments to acquire property, plant and equipment at March 31, 2025 and 2024, respectively.

13	LEASES
As Lessee
The Group leases land and buildings, office equipment, and other tangible and intangible assets from third parties under lease contracts.
Right of use assets
The carrying amount of right of use assets at March 31, 2025 and 2024 consisted of the following:

	Net carrying amount		Depreciation
	At March 31,		For the fiscal year ended March 31,
	2025	2024	2025	2024
	(In millions)
Land and buildings	¥335,499	¥364,112	¥73,160	¥75,589
Other tangible assets (1)	31,070	33,634	14,289	13,285
Intangible assets (2)	18,266	19,434	9,653	8,057

Total	¥384,835	¥417,180	¥97,102	¥96,931

(1)	Other tangible assets include mainly office equipment, machinery and vehicles.
(2)	Intangible assets include mainly software.
The additions of right of use assets for the fiscal years ended March 31, 2025 and 2024 were ¥73,126 million and ¥91,025 million, respectively. The Group leases mainly land and buildings for its head offices and branches.
Lease liabilities
The maturity analysis of lease liabilities at March 31, 2025 and 2024 were as follows:

	At March 31, 2025	At March 31, 2024
	(In millions)
Not later than one year	¥81,548	¥84,555
Later than one year and not later than five years	187,124	196,289
Later than five years	157,415	177,791

Total	426,087	458,635
Less: Future interest charges	(32,297)	(35,992)

Lease liabilities (1)	¥393,790	¥422,643

(1)	Lease liabilities is included in “Borrowings” in the consolidated statements of financial position. Refer to Note 19 “Borrowings.”
For the fiscal years ended March 31, 2025 and 2024, ¥6,836 million and ¥5,815 million were recognized as interests on lease liabilities, respectively and ¥103,580 million and ¥100,518 million were recognized as total cash outflow for leases, respectively.
As Lessor
The Group leases assets to third parties under finance leases or operating leases, including machinery, equipment, aircraft, vessels and property.

Finance lease receivable
The maturity analysis of the lease payments receivable, showing the undiscounted lease payments to be received at March 31, 2025 and 2024 were as follows:

	$		$		$		$
	At March 31, 2025
	Undiscounted lease payments		Unearned finance income		Discounted lease payments (1)		Unguaranteed residual values (1)
	(In millions)
Not later than one year		¥107,149		¥16,623		¥90,526		¥5,919
Later than one year and not later than two years		34,536		7,615		26,921		620
Later than two years and not later than three years		50,980		8,324		42,656		1,744
Later than three years and not later than four years		13,410		5,426		7,984		4,845
Later than four years and not later than five years		53,161		6,115		47,046		4,615
Later than five years		125,863		37,738		88,125		475

Total		¥385,099		¥81,841		¥303,258		¥18,218

	$		$		$		$
	At March 31, 2024
	Undiscounted lease payments		Unearned finance income		Discounted lease payments (1)		Unguaranteed residual values (1)
	(In millions)
Not later than one year		¥96,610		¥15,326		¥81,284		¥1,470
Later than one year and not later than two years		76,635		9,770		66,865		6,349
Later than two years and not later than three years		28,625		6,640		21,985		4,743
Later than three years and not later than four years		24,469		6,214		18,255		2,534
Later than four years and not later than five years		14,577		5,046		9,531		9,268
Later than five years		140,279		39,960		100,319		1,952

Total		¥381,195		¥82,956		¥298,239		¥26,316

(1)	Discounted lease payments and unguaranteed residual values are included in “Loans and advances” in the consolidated statements of financial position.
Accumulated allowance for net investment in the lease amounting to ¥795 million and ¥890 million were measured under IFRS 9 at March 31, 2025 and 2024, respectively. For the fiscal years ended March 31, 2025 and 2024, ¥13,602 million and ¥13,487 million were recognized as finance income on net investment in the lease, respectively.

Operating lease receivable
The total amounts of the future minimum lease payments receivable under non-cancellable
operating leases at March 31, 2025 and 2024 were as follows:

	At March 31, 2025	At March 31, 2024
	(In millions)
Not later than one year	¥206	¥202
Later than one year and not later than two years	208	202
Later than two years and not later than three years	206	202
Later than three years and not later than four years	207	202
Later than four years and not later than five years	67	202
Later than five years	—	66

Total	¥894	¥1,076

For the fiscal years ended March 31, 2025 and 2024, ¥215 million and ¥37,386 million were recognized as income from operating leases, respectively.

14	INTANGIBLE ASSETS
Goodwill
The table below shows the changes in goodwill by business segment for the fiscal years ended March 31, 2025 and 2024.

	Retail Business Unit	Global Business Unit	Head office account and others	Total
	(In millions)
Gross amount of goodwill (1)	¥61,952	¥197,376	¥55,076	¥314,404
Accumulated impairment losses (1)	—	—	(42,398)	(42,398)

Net carrying amount at April 1, 2023	61,952	197,376	12,678	272,006

Acquisitions	—	10,986	—	10,986
Exchange differences	—	21,572	—	21,572

Net carrying amount	61,952	229,934	12,678	304,564
Gross amount of goodwill (1)	61,952	229,934	55,076	346,962
Accumulated impairment losses (1)	—	—	(42,398)	(42,398)

Net carrying amount at March 31, 2024	61,952	229,934	12,678	304,564

Impairment losses	(5,000)	(3,032)	—	(8,032)
Exchange differences	—	(7,884)	—	(7,884)
Other	—	(1,134)	—	(1,134)

Net carrying amount	56,952	217,884	12,678	287,514
Gross amount of goodwill (1)	56,952	220,916	55,076	332,944
Accumulated impairment losses (1)	—	(3,032)	(42,398)	(45,430)

Net carrying amount at March 31, 2025	¥56,952	¥217,884	¥12,678	¥287,514

(1)	The goodwill where all amounts have been impaired is excluded from the gross amount of goodwill and accumulated impairment losses.
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
At March 31, 2025, the Group allocated goodwill to the Retail Business Unit of SMBC Consumer Finance Co., Ltd. (“SMBC Consumer Finance”) amounting to ¥56,692 million, to the Global Business Unit of SMFG India Credit Company Limited amounting to ¥203,281 million and to the Head office account and others of Sumitomo Mitsui DS Asset Management Company, Limited (“SMDAM”) amounting to ¥12,678 million.
At March 31, 2024, the Group allocated goodwill to the Retail Business Unit of SMBC Consumer Finance amounting to ¥56,692 million, to the Global Business Unit of SMFG India Credit Company Limited amounting to ¥213,386 million and to the Head office account and others of SMDAM amounting to ¥12,678 million.
The aggregate amounts of other goodwill were ¥14,863 million and ¥21,808 million at March 31, 2025 and 2024, respectively, and they were not considered individually significant.

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
Key assumptions used in impairment testing
The key assumptions used for the value in use calculations for the fiscal years ended March 31, 2025 and 2024 were as follows:

	SMBC Consumer Finance	SMDAM	SMFG India Credit Company Limited
For the fiscal year ended March 31, 2025:
Pre-tax discount rate	10.12%	12.30%	16.90%
Growth rate	1.00%	2.00%	8.00%
For the fiscal year ended March 31, 2024:
Pre-tax discount rate	8.04%	11.90%	16.80%
Growth rate	1.00%	1.80%	8.00%

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
Management believes that there were no reasonably possible changes in any of the key assumptions that would lead to the recoverable amounts of the cash-generating units being below these carrying amounts for the fiscal years ended March 31, 2025 and 2024.
Other Intangible Assets
The table below shows the changes in other intangible assets for the fiscal years ended March 31, 2025 and 2024.

	Internally generated software	Purchased software	Contractual customer relationships	Trademarks	Other intangibles	Total

	(In millions)
Cost	¥859,742	¥511,135	¥181,499	¥52,903	¥89,842	¥1,695,121
Accumulated amortization and impairment losses	(507,808)	(341,524)	(136,103)	(44,120)	(32,544)	(1,062,099)

Net carrying amount at April 1, 2023	351,934	169,611	45,396	8,783	57,298	633,022

Additions	155,209	79,349	—	—	29,607	264,165
Acquisition of subsidiaries and businesses	—	3,584	—	—	4,094	7,678
Disposals	(1,091)	(3,522)	—	—	(1,233)	(5,846)
Amortization	(96,503)	(59,194)	(12,339)	(653)	(14,444)	(183,133)
Impairment losses	(2)	(928)	—	(8,718)	—	(9,648)
Exchange differences	1,150	3,773	1,290	588	1,344	8,145
Others	(46)	19,943	—	—	(13,296)	6,601

Net carrying amount	410,651	212,616	34,347	—	63,370	720,984

Cost	967,957	659,496	177,361	41,828	108,611	1,955,253
Accumulated amortization and impairment losses	(557,306)	(446,880)	(143,014)	(41,828)	(45,241)	(1,234,269)

Net carrying amount at March 31, 2024	410,651	212,616	34,347	—	63,370	720,984

Additions	176,356	77,450	—	—	11,169	264,975
Acquisition of subsidiaries and businesses	—	—	—	—	—	—
Disposals	(401)	(1,752)	—	—	(2)	(2,155)
Amortization	(106,173)	(64,853)	(10,462)	(541)	(16,001)	(198,030)
Impairment losses	(250)	(1,239)	—	—	(62)	(1,551)
Exchange differences	(72)	(1,071)	(761)	(162)	(787)	(2,853)
Others	9,580	20,907	580	3,088	(11,845)	22,310

Net carrying amount	489,691	242,058	23,704	2,385	45,842	803,680

	Internally generated software	Purchased software	Contractual customer relationships	Trademarks	Other intangibles	Total

	(In millions)
Cost	1,078,808	664,363	80,541	44,754	182,864	2,051,330
Accumulated amortization and impairment losses	(589,117)	(422,305)	(56,837)	(42,369)	(137,022)	(1,247,650)

Net carrying amount at March 31, 2025	¥489,691	¥242,058	¥23,704	¥2,385	¥45,842	¥803,680

The impairment losses on other intangible assets are included in “Other expenses” and the amortization expenses of other intangible assets are included in “General and administrative expenses” in the consolidated income statements.
The Group had ¥179 million and ¥1,088 million of contractual commitments to acquire intangible assets at March 31, 2025 and 2024, respectively.

15	OTHER ASSETS
Other assets at March 31, 2025 and 2024 consisted of the following:

	At March 31,
	2025	2024
	(In millions)
Prepaid expenses	¥157,925	¥146,203
Accrued income	877,090	802,738
Receivables from brokers, dealers and customers for securities transactions	3,290,628	2,491,023
Cash collateral provided for derivative and other financial transactions	1,856,606	2,932,046
Retirement benefit assets	513,068	542,479
Security deposits	80,575	78,746
Others	1,208,080	1,334,707

Total other assets	¥7,983,972	¥8,327,942

16	DEPOSITS
Deposits at March 31, 2025 and 2024 consisted of the following:

	At March 31,
	2025	2024

	(In millions)
Non-interest-bearing demand deposits	¥32,935,364	¥37,539,163
Interest-bearing demand deposits	80,370,602	80,238,685
Deposits at notice	14,655,807	13,133,036
Time deposits	34,482,582	27,883,639
Negotiable certificates of deposit	17,175,392	14,672,276
Others (1)	10,402,995	8,630,520

Total deposits	¥190,022,742	¥182,097,319

(1)	Others include, among other items, foreign currency deposits in domestic offices and Japanese yen accounts held by foreign depositors in domestic offices.

17	TRADING LIABILITIES
Trading liabilities at March 31, 2025 and 2024 consisted of the following:

	At March 31,
	2025	2024

	(In millions)
Debt instruments “short position”	¥4,489,159	¥4,586,755
Equity instruments “short position”	349,280	337,735

Total trading liabilities	¥4,838,439	¥4,924,490

Trading liabilities include the instruments classified as held for trading. Trading debt instruments mainly consist of Japanese government bonds. Trading equity instruments mainly consist of publicly traded foreign stocks.

18	FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS
Financial liabilities designated at fair value through profit or loss at March 31, 2025 and 2024 consisted of the following:

	At March 31,
	2025	2024

	(In millions)
Borrowings	¥311,137	¥248,904
Debt securities in issue	286,709	249,380

Total financial liabilities designated at fair value through profit or loss	¥597,846	¥498,284

The Group applies the fair value option to certain financial liabilities which were issued by the Group’s securities subsidiary. As part of risk management, the Group enters into derivative transactions to offset the profit or loss of financial liabilities containing embedded derivatives, designated at fair value through profit or loss under the fair value option. The carrying amounts of those financial liabilities at March 31, 2025 and 2024 were ¥45,764 million less and ¥24,002 million less than the contractual amounts required to be paid at maturity, respectively. The cumulative profits arising from changes in own credit risk of those financial liabilities were increased by ¥9,511 million from ¥1,695 million at March 31, 2024 to ¥11,206 million at March 31, 2025.

19	BORROWINGS
Borrowings at March 31, 2025 and 2024 consisted of the following:

	At March 31,
	2025	2024
	(In millions)
Unsubordinated borrowings	¥11,043,243	¥14,356,932
Subordinated borrowings	130,971	159,427
Liabilities associated with securitization transactions	1,129,695	1,168,156
Lease liabilities	393,790	422,643

Total borrowings	¥12,697,699	¥16,107,158

F-6
4

20	DEBT SECURITIES IN ISSUE
Debt securities in issue at March 31, 2025 and 2024 consisted of the following:

		At March 31,
	Interest rate	2025	2024
		(In millions)
SMFG:
Unsubordinated bonds:
Unsubordinated bonds, payable in United States dollars, due 2024-2052	0.95%-6.77%	¥7,204,601	¥6,731,140
Unsubordinated bonds, payable in euros, due 2024-2033	0.30%-4.49%	799,166	859,262
Unsubordinated bonds, payable in Japanese yen, due 2026-2033	0.55%-1.47%	260,000	259,606
Unsubordinated bonds, payable in Australian dollars, due 2024-2028	3.40%-5.60%	52,553	115,540
Unsubordinated bonds, payable in Hong Kong dollars, due 2028	3.54%	5,589	5,438
Subordinated bonds:
Subordinated bonds, payable in Japanese yen, due 2024-2034	0.47%-1.95%	701,064	697,439
Subordinated bonds, payable in United States dollars, due 2024-2044	2.14%-6.18%	493,492	666,755

Total SMFG		9,516,465	9,335,180

SMBC:
Commercial paper	2.42%-5.68%	1,819,529	1,549,515
Unsubordinated bonds:
Unsubordinated bonds, payable in United States dollars, due 2024-2045	3.30%-6.90%	281,872	356,558
Unsubordinated bonds, payable in Australian dollars, due 2025-2027	3.67%-4.80%	5,838	15,855
Unsubordinated bonds, payable in Hong Kong dollars, due 2025-2028	2.92%-4.16%	21,667	14,192
Subordinated bonds:
Subordinated bonds, payable in Japanese yen, due 2026	2.17%-2.21%	59,998	59,998

Total SMBC		2,188,904	1,996,118

Other subsidiaries:
Commercial paper	0.00%-7.97%	1,751,568	1,774,890
Unsubordinated bonds:
Unsubordinated bonds, payable in Japanese yen, due 2024-2050	0.01%-7.20%	84,114	106,216
Unsubordinated bonds, payable in United States dollars, due 2024-2037	0.01%-4.68%	8,606	162,395
Unsubordinated bonds, payable in euros, due 2025-2030	0.01%-3.60%	566,906	489,689
Unsubordinated bonds, payable in Indonesian rupiah, due 2024-2030	6.35%-9.25%	33,651	11,204
Unsubordinated bonds, payable in Australian dollars, due 2027-2028	0.01%-0.75%	250	313
Unsubordinated bonds, payable in Indian rupee, due 2024-2033	5.52%-9.60%	216,951	179,079
Subordinated bonds:
Subordinated bonds, payable in Japanese yen, due 2028	4.00%-4.15%	20,000	20,000

Total other subsidiaries		2,682,046	2,743,786

Total debt securities in issue		¥14,387,415	¥14,075,084

Interest rates represent the contractual interest rates that were applied at March 31, 2025 and 2024, and thus do not represent the actual effective interest rates.

F-6
5

The following table presents the movement in Subordinated bonds for the fiscal years ended March 31, 2025 and 2024.

	For the fiscal year ended March 31,
	2025	2024
	(In millions)
Subordinated bonds at beginning of period (1)	¥1,444,192	¥1,113,750
Cash flows:
Proceeds from issuance of subordinated bonds	252,506	274,551
Redemption of subordinated bonds	(439,941)	—
Non-cash changes:
Foreign exchange translations	(5,117)	76,999
Others	22,914	(21,108)

Subordinated bonds at end of period (1)	¥1,274,554	¥1,444,192

(1)	The balances are comprised of subordinated bonds issued by SMFG, SMBC and other subsidiaries.

21	PROVISIONS
The following table presents movements by class of provisions for the fiscal years ended March 31, 2025 and 2024.

	Provision for interest repayment	Other provisions	Total
	(In millions)
Balance at April 1, 2023	¥128,234	¥119,110	¥247,344
Additional provisions	23,000	14,379	37,379
Amounts used	(29,431)	(8,748)	(38,179)
Unused amounts reversed	—	(14,825)	(14,825)
Amortization of discount and effect of change in discount rate	(939)	156	(783)
Others	—	383	383

Balance at March 31, 2024	120,864	110,455	231,319

Additional provisions	112,407	24,086	136,493
Amounts used	(21,320)	(5,572)	(26,892)
Unused amounts reversed	—	(5,315)	(5,315)
Amortization of discount and effect of change in discount rate	(2,292)	144	(2,148)
Others	—	(156)	(156)

Balance at March 31, 2025	¥209,659	¥123,642	¥333,301

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

F-6
6

In December 2006, the Government of Japan made amendments to laws regulating money lenders to implement regulatory reforms affecting the consumer finance industry. As a result, in June 2010, the maximum legal interest rates on loans were reduced to the range of
15-20%,
and gray zone interest was abolished.
The provision for interest repayment is calculated by estimating the future claims for the refunds of gray zone interest, taking into account historical experience such as the number of customer claims for refunds, the amount of repayments and the characteristics of customers, and the length of the period during which claims are expected to be received in the future. The timing of the settlement of these claims is uncertain.
For the fiscal year ended March 31, 2025, the provision for interest repayment increased due to additional provisions, as it became possible to reasonably estimate future claims for refunds over a longer period based on the accumulation of the past customer data.
Other Provisions
Other provisions include asset retirement obligations and provisions for loan commitments, reimbursement of deposits, point programs and litigation claims. Most of these provisions occurred in the normal course of business and none of them were individually significant at March 31, 2025 and 2024.

22	OTHER LIABILITIES
Other liabilities at March 31, 2025 and 2024 consisted of the following:

	At March 31,
	2025	2024
	(In millions)
Accrued expenses	¥864,903	¥800,357
Unearned income	72,566	72,969
Financial guarantees and other credit-related contingent liabilities	55,094	39,412
Due to trust account	1,041,661	1,246,198
Payables to brokers, dealers and customers for securities transactions	3,089,000	3,186,765
Payables related to credit card services	1,439,564	1,329,856
Obligations from factoring transactions	233,589	332,018
Retirement benefit liabilities	34,996	39,429
Guarantee deposits and derivative cash collateral received	1,326,187	1,439,347
Others	2,663,881	2,539,431

Total other liabilities	¥10,821,441	¥11,025,782

F-6
7

23	DEFERRED INCOME TAX
The changes of net deferred tax assets and liabilities for the fiscal years ended March 31, 2025 and 2024 were as follows:

	For the fiscal year ended March 31,
	2025	2024
	(In millions)
At beginning of period	¥(622,259)	¥(250,120)
Deferred tax benefit	310,959	56,011
Deferred tax relating to other comprehensive income:
Remeasurements of defined benefit plans reserve	8,168	(15,485)
Financial instruments at fair value through other comprehensive income reserve	103,410	(417,101)
Own credit on financial liabilities designated at fair value through profit or loss reserve	(3,013)	3,644
Exchange differences on translating foreign operations reserve	(20)	—
Acquisition and disposal of subsidiaries and businesses	(314)	(50)
Exchange differences and others	478	842

At end of period	¥(202,591)	¥(622,259)

The deferred tax assets and liabilities at March 31, 2025 and 2024 were attributable to the following items:

	At March 31,
	2025	2024
	(In millions)
Deferred tax assets:
Loans and advances	¥541,431	¥479,525
Lease liabilities	103,033	108,270
Provision for interest repayment	58,601	34,185
Derivative financial instruments	48,391	—
Retirement benefits	8,743	9,633
Tax losses carried forward	4,368	14,493
Investment securities	2,888	10,958
Other deductible temporary differences	235,494	185,708

Total deferred tax assets	1,002,949	842,772

Deferred tax liabilities:
Investment securities	845,837	1,003,374
Right of use assets	102,853	108,421
Retirement benefits	75,700	91,220
Goodwill and intangible assets	11,904	17,583
Lease transactions	5,560	5,972
Property, plant and equipment	2,998	4,015
Derivative financial instruments	—	91,464
Other taxable temporary differences	160,688	142,982

Total deferred tax liabilities	1,205,540	1,465,031

Net deferred tax liabilities (1)	¥(202,591)	¥(622,259)

(1)
Deferred tax assets and deferred tax liabilities are offset in the consolidated statements of financial position if the entity has a legally enforceable right to set off current tax assets against current tax liabilities, and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on the same taxable entity.

F-6
8

On March 31, 2025, the Government of Japan promulgated the Act for Partial Amendment of the Income Tax Act and Other Acts. This law imposes a
4
%
corporation surtax for fiscal years beginning on or after April 1, 2026 to fund the costs for the national defense. As a result, the effective statutory tax rate of the Company which is
30.62
%
during the fiscal year beginning April 1, 2025 will be
31.52
%
for the fiscal year beginning April 1, 2026. The Group measured deferred tax assets and liabilities at the rates that were expected to apply to the period when the assets are realized or the liabilities are settled, based on the tax rate that had been enacted or substantively enacted at March 31, 2025. Accordingly, the tax rate changes in Japan increased deferred tax benefit by
¥
16
 billion for the fiscal year ended March 31, 2025.
The Company has adopted the group aggregation system in Japan. Under the group aggregation system, each company consisting of the parent company and its wholly-owned domestic subsidiaries (an “aggregation group”) individually files its own tax return, while aggregating the taxable profits or losses on an aggregation group basis. In that aggregation, any unused tax losses carried forward, except for certain specified tax losses carried forward, by one company could be used by another company within the aggregation group for Japanese national corporation tax purposes. Therefore, the deferred tax assets relating to deductible temporary differences and tax losses carried forward were recognized on an aggregation group basis, but only to the extent that it was probable that the aggregation group’s future taxable profits would be available against which the deductible temporary differences and tax losses carried forward could be utilized.
The deferred tax assets of the Company and its wholly-owned domestic subsidiaries, which adopted the group aggregation system, consisted mainly of those for loans and advances. The deferred tax assets for loans and advances were generally related to the accumulated losses from the impairment of these assets which would be deductible for tax purposes in future periods. The Company and its wholly-owned domestic subsidiaries consider that most of the deductible temporary differences will be able to be used based mainly on future taxable profits on a consolidated basis. The future taxable profits are estimated based on forecasted results of operations, which reflect historical financial performance and the business plans that management believes to be prudent and feasible. In the Company’s other subsidiaries, deferred tax assets relating to deductible temporary differences are recognized only to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences can be utilized. No deferred tax assets were recognized in certain subsidiaries of the Company for the deductible temporary differences estimated not to be realized, or for the tax losses carried forward projected to expire due to the uncertainty of sufficient future taxable profit.
The following table shows the amounts of deductible temporary differences and tax losses carried forward by expiration date at March 31, 2025 and 2024 for which no deferred tax assets were recognized.

	At March 31,
	2025	2024
	(In millions)
Deductible temporary differences	¥313,645	¥249,254
Tax losses carried forward which will expire in 1 year	14,653	17,910
2 years	34,369	13,539
3 years	2,540	34,740
4 years	114,096	2,540
5 years	46,323	140,072
6 years	40,580	47,298
7 years	40,090	41,376
8 years	34,383	40,738
9 years	43,006	34,344
10 years and thereafter	71,371	56,634

Total deductible temporary differences and tax losses carried forward (1)	¥755,056	¥678,445

F-
69

(1)
Under the group aggregation system, the Company and its wholly-owned domestic subsidiaries recognized deferred tax assets relating to deductible temporary differences and tax losses carried forward on a consolidated basis for Japanese national corporation tax purposes and on a stand-alone basis for Japanese local corporation tax purposes. There are deductible temporary differences and tax losses carried forward on which deferred tax assets are recognized for Japanese national corporation tax purposes, but on which no deferred tax assets are recognized for Japanese local corporation tax purposes. These deductible temporary differences and tax losses carried forward amounted to ¥
304,322 million and ¥221,489 million at March 31, 2025 and 2024, respectively.
In addition to the above table, the Group does not recognize deferred tax assets for deductible temporary differences related to investments in subsidiaries, associates and joint ventures where the Company has no intention to reverse these differences in the foreseeable future. The amount of those deductible temporary differences was ¥703 billion and ¥476 billion at March 31, 2025 and 2024, respectively.
At March 31, 2025 and 2024, the taxable temporary differences associated with investments in subsidiaries, associates and joint ventures for which deferred tax liabilities had not been recognized amounted to ¥5,826 billion and ¥6,452 billion, respectively. The Company can control the timing of reversal of the temporary differences and it is probable that they will not be reversed in the foreseeable future.
Deferred tax benefit and expense for the fiscal years ended March 31, 2025 and 2024 were attributable to the following temporary differences and tax losses carried forward:

	For the fiscal year ended March 31,
	2025	2024

	(In millions)
Derivative financial instruments	¥142,796	¥37,699
Loans and advances	64,071	28,514
Investment securities	46,020	(54,760)
Provision for interest repayment	24,415	(1,778)
Tax losses carried forward	(10,807)	(78,217)
Goodwill and intangible assets	6,690	6,634
Retirement benefits	6,560	5,350
Right of use assets	5,253	4,539
Lease liabilities	(4,899)	(4,254)
Property, plant and equipment	1,027	91,002
Lease transactions	804	1,450
Other temporary differences—net	29,029	19,832

Total deferred tax benefit	¥310,959	¥56,011

24	RETIREMENT BENEFITS
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
0

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

F-7
1

The amounts of the retirement benefit liabilities and the retirement benefit assets recognized in the consolidated statements of financial position at March 31, 2025 and 2024 were determined as follows:

	At March 31,
	2025	2024
	(In millions)
Present value of unfunded obligations	¥(25,972)	¥(32,007)
Present value of funded obligations	(857,083)	(954,803)
Fair value of plan assets	1,804,994	1,820,599

Net retirement benefit assets (liabilities) before the asset ceiling	¥921,939	¥833,789

Effect of the asset ceiling	443,867	330,739

Net retirement benefit assets (liabilities)	¥478,072	¥503,050

Of which retirement benefit liabilities included in “Other liabilities”	¥(34,996)	¥(39,429)
Of which retirement benefit assets included in “Other assets”	¥513,068	¥542,479
The movements in the defined benefit obligations for the fiscal years ended March 31, 2025 and 2024 were as follows:

	For the fiscal year ended March 31,
	2025	2024
	(In millions)
At beginning of period	¥986,810	¥1,028,439
Current service cost	25,597	26,431
Interest cost	15,154	12,670
Actuarial losses (gains)—demographic assumptions	(4,170)	8,411
Actuarial losses (gains)—financial assumptions	(80,455)	(38,198)
Actuarial losses (gains)—experience	447	1,979
Benefits paid	(43,583)	(43,800)
Lump-sum payments	(16,094)	(17,048)
Past service cost	—	(20)
Others	(651)	7,946

At end of period	¥883,055	¥986,810

The movements in the fair value of plan assets for the fiscal years ended March 31, 2025 and 2024 were as follows:

	For the fiscal year ended March 31,
	2025	2024

	(In millions)
At beginning of period	¥1,820,599	¥1,663,637
Interest income	27,406	20,160
Return on plan assets excluding interest income	(13,129)	233,465
Contributions by employer	13,979	12,739
Benefits paid	(43,583)	(43,800)
Others	(278)	(65,602)

At end of period	¥1,804,994	¥1,820,599

F-7
2

The movements in the effect of the asset ceiling for the fiscal years ended March 31, 2025 and 2024 were as follows:

	For the fiscal year ended March 31,
	2025	2024

	(In millions)
At beginning of period	¥330,739	¥110,075
Interest cost	4,896	1,277
Change in the asset ceiling	108,232	219,387

At end of period	¥443,867	¥330,739

The amounts recognized in “General and administrative expenses” in the consolidated income statements for the fiscal years ended March 31, 2025, 2024 and 2023 were as follows:

	For the fiscal year ended March 31,
	2025	2024	2023

	(In millions)
Current service cost	¥25,597	¥26,431	¥30,761
Net interest cost	(7,356)	(6,213)	(3,845)
Past service cost	—	(20)	(4,077)

Total	¥18,241	¥20,198	¥22,839

The plan assets at March 31, 2025 and 2024 were composed as follows:

	At March 31,
	2025			2024
	Quoted in active markets	Other	Total	Quoted in active markets	Other	Total

	(In millions)
Plan assets retained in the pension funds:
Equity instruments	¥160,285	¥118,407	¥278,692	¥185,613	¥168,885	¥354,498
Debt instruments	8,955	204,352	213,307	8,306	219,060	227,366
General account of life insurance companies	160	22,195	22,355	148	41,768	41,916
Other investments and short-term assets	48,128	657,649	705,777	16,756	577,056	593,812
Plan assets retained in the retirement benefit trusts:
Equity instruments	546,424	3,162	549,586	579,890	3,065	582,955
Other short-term assets	24,827	10,450	35,277	10,595	9,457	20,052

Total	¥788,779	¥1,016,215	¥1,804,994	¥801,308	¥1,019,291	¥1,820,599

The assets in the pension funds included common stocks issued by the Group at March 31, 2025 and 2024. The amounts of these stocks were not significant.
The assets in retirement benefit trusts were primarily composed of Japanese equity instruments. Most of the plan assets held by the Group are invested in Japanese equity and debt instruments. Accordingly, the Group may be exposed to market risk arising from the domestic markets.

F-7
3

The Group retained the voting rights of some of these equity instruments with fair values of ¥539,742 million and ¥572,801 million (29.9% and 31.5% of the total fair values of plan assets) at March 31, 2025 and 2024, respectively.
The principal actuarial assumptions used at March 31, 2025, 2024 and 2023 were as follows:

	At March 31,
	2025	2024	2023
Discount rates	2.2%	1.5%	1.2%
Discount rates are weighted on the basis of the defined benefit obligations.
The assumptions for future mortality are based on the official mortality table generally used for actuarial assumptions in Japan. The current average remaining life expectancy of an individual retiring at age 60 was 24 years for males and 29 years for females under the mortality table used at March 31, 2025, 2024 and 2023.
The sensitivity analyses of the effect of changes in key assumptions on the defined benefit obligations at March 31, 2025 and 2024 were as follows:

	At March 31,
	2025	2024
	Increase/(decrease)	Increase/(decrease)

	(In millions)
Discount rates:
Increase by 50 bps	¥(40,637)	¥(50,300)
Decrease by 50 bps	45,208	56,389
Average life expectancy at age 60:
Increase of one year	¥23,391	¥28,296
Each increase and decrease in the table above assumes that only one assumption is changed, with all other assumptions remaining unchanged. In practice, however, changes in multiple assumptions may occur in a mutually interrelated manner.
The weighted average durations of defined benefit plans for the fiscal years ended March 31, 2025, 2024 and 2023 were as follows:

	At March 31,
	2025	2024	2023

	(Years)
Lump-sum severance indemnity plans	11.2	12.0	11.3
Defined benefit pension plans	15.4	16.4	15.6
Funding policy for plan assets
The pension funds review the funding status of plan assets every year. If any funding deficit is identified, a measure to cover such deficit will be implemented, for example, by increasing the amount of contributions by the employer.
Expected contribution
Expected contributions to the defined benefit plans for the fiscal year ending March 31, 2026 are ¥12,136 million.

F-7
4

Defined Contribution Plans
SMBC and some of the Company’s other subsidiaries provide defined contribution plans. The amounts recognized as expenses for the defined contribution plans were ¥16,204 million, ¥14,579 million and ¥13,166 million for the fiscal years ended March 31, 2025, 2024 and 2023, respectively, which were included in “General and administrative expenses” in the consolidated income statements.
Employees’ Pension Insurance Plan
In Japan, the Government of Japan operates the Employees’ Pension Insurance Plan which covers most of the private entities’ employees. The amounts of contributions charged to expense for the Employees’ Pension Insurance Plan were ¥43,968 million, ¥40,974 million and ¥40,330 million for the fiscal years ended March 31, 2025, 2024 and 2023, respectively, which were included in “General and administrative expenses” in the consolidated income statements.

25	SHAREHOLDERS’ EQUITY
Common Stock
The changes in the number of issued shares of common stock and common stock held by the Company during the fiscal years ended March 31, 2025, 2024 and 2023 were as follows:

	For the fiscal year ended March 31,
	2025		2024 (1)		2023 (1)
	Outstanding	In treasury	Outstanding	In treasury	Outstanding	In treasury
At beginning of period	4,012,587,252	70,763,598	4,124,073,582	90,211,950	4,123,086,306	10,626,963
Net change	(128,141,794)	(60,111,750)	(111,486,330)	(19,448,352)	987,276	79,584,987

At end of period	3,884,445,458	10,651,848	4,012,587,252	70,763,598	4,124,073,582	90,211,950

(1)
As resolved by the board of directors on May 15, 2024, the Company implemented a stock split of its common stock with an effective date of October 1, 2024, whereby each share of common stock owned by shareholders listed or recorded in the closing register of shareholders on the record date of September 30, 2024 was split into three shares. The number of common stock outstanding and in treasury are calculated based on the assumption that the stock split had been implemented at the beginning of the fiscal year ended March 31, 2023.

The total number of authorized shares of common stock was 9,000 million on a post-stock-split basis at March 31, 2025 and 3,000 million on a pre-stock-split basis at March 31, 2024, respectively, with no stated value. All issued shares are fully paid. The details of the stock options and the restricted shares outstanding are described in Note 41 “Share-Based Payment.”
Stock split
As resolved by the board of directors on May 15, 2024, the Company implemented a stock split of its common stock (“stock split”) with an effective date of October 1, 2024, whereby each share of common stock owned by shareholders listed or recorded in the closing register of shareholders on the record date of September 30, 2024 was split into three shares. Since the total number of authorized shares and the total number of authorized shares of common stock needed to be increased in line with the ratio of the stock split, the Company amended its articles of incorporation with an effective date of October 1, 2024, as approved by shareholders at the 22nd ordinary general meeting of shareholders on June 27, 2024.
Repurchase and cancellation of own shares
For the resolutions and repurchases made before the stock split, the number of shares presented is on a pre-stock-split basis, while the number of shares after the stock split is presented on a post-stock-split basis in this section.

F-7
5

On November 14, 2022, the Company’s board of directors resolved to repurchase shares of its common stock and cancel all the repurchased shares. The resolution authorized the repurchase of up to the lesser of (i) an aggregate of 61,000,000 shares of its common stock and (ii) an aggregate of ¥200 billion between November 15, 2022 and May 31, 2023. During the fiscal year ended March 31, 2023, pursuant to the resolution, the Company repurchased 26,619,000 shares of its common stock for ¥139 billion in aggregate. On May 31, 2023, the Company completed the repurchase pursuant to the resolution, acquiring 37,640,000 shares of its common stock for ¥200 billion in aggregate. The Company cancelled all of the repurchased shares on June 20, 2023.
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
On May 15, 2024, the Company’s board of directors resolved to repurchase shares of its common stock and cancel all the repurchased shares. The resolution authorized the repurchase of up to the lesser of (i) an aggregate of 15,000,000 shares of its common stock and (ii) an aggregate of ¥100 billion between May 16, 2024 and July 31, 2024. On July 31, 2024, the Company completed the repurchase pursuant to the resolution, acquiring 9,561,800 shares of its common stock for ¥100 billion in aggregate. The Company cancelled all of the repurchased shares on August 20, 2024.
On November 14, 2024, the Company’s board of directors resolved to repurchase shares of its common stock and cancel all the repurchased shares. The resolution authorized the repurchase of up to the lesser of (i) an aggregate of 60,000,000 shares of its common stock and (ii) an aggregate of ¥150 billion between November 15, 2024 and January 31, 2025. On January 31, 2025, the Company completed the repurchase pursuant to the resolution, acquiring 40,086,100 shares of its common stock for ¥150 billion in aggregate. The Company cancelled all of the repurchased shares on February 20, 2025.
On May 14, 2025, the Company’s board of directors resolved to repurchase shares of its common stock and cancel all the repurchased shares. The resolution authorized the repurchase of up to the lesser of (i) an aggregate of 40,000,000 shares of its common stock and (ii) an aggregate of ¥
100
 billion between May 15, 2025 and July 31, 2025. The cancellation of the repurchased shares is scheduled on August 20, 2025. During May 2025, the Company entered into contracts to repurchase
3,989,800
shares of its common stock for ¥
15
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
On May 14, 2025, the Company announced that it added SMBC Nikko Securities Inc., Sumitomo Mitsui Card Company, Limited and The Japan Research Institute, Limited as subsidiaries eligible for the share-based compensation plan for employees, of which the Company announced introduction on March 27, 2024. On the same day, the Company’s board of directors resolved the detail of the acquisition of its common stock up to an aggregate of
153,000
shares by the ESOP trust between May 22, 2025 and May 30, 2025.

F-7
6

Preferred Stock
The following table shows the number of shares of preferred stock at March 31, 2025 and 2024.

	At March 31, 2025		At March 31, 2024
	Authorized	Issued	Authorized	Issued
Type 5 preferred stock	167,000	—	167,000	—
Type 7 preferred stock	167,000	—	167,000	—
Type 8 preferred stock	115,000	—	115,000	—
Type 9 preferred stock	115,000	—	115,000	—
All the preferred stocks have no stated value. There was no movement in preferred stock during the fiscal years ended March 31, 2025, 2024 and 2023.
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
Restriction on the Payment of Dividends
The amount of the capital surplus and retained earnings of the Company that can be paid out as dividends is subject to restrictions under the Companies Act. These amounts are calculated based on the Company’s nonconsolidated statement of financial position prepared in accordance with Japanese GAAP. Therefore, the adjustments made to prepare the IFRS consolidated financial statements have no impact on the calculation. The total amount that the Company can pay out as a dividend was ¥2,452 billion at March 31, 2025.
Other than the restriction by the Companies Act, the Company is required to maintain a risk-weighted capital ratio as per the Banking Act of Japan (“Banking Act”). The detail of the restriction is described in Note 47 “Financial Risk Management.” Therefore, the Company would not be able to pay a dividend if the ratio were to fall below the minimum amount as a result of the payment of the dividends.
Since the Company is a holding company, its earnings rely mostly on dividend income from SMBC, and the Company’s other subsidiaries and associates. SMBC is subject to some restrictions on its dividend payment by the Companies Act and the Banking Act, similar to those applied to the Company.
Other Reserves
Remeasurements of defined benefit plans reserve
Remeasurements of the defined benefit plans reserve includes the accumulated actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions, and return on plan assets excluding interest income.

F-7
7

The movements of remeasurements of the defined benefit plans reserve for the fiscal years ended March 31, 2025, 2024 and 2023 were as follows:

	$		$		$
	For the fiscal year ended March 31,
	2025		2024		2023

	(In millions)
At beginning of period		¥159,724		¥159,584		¥197,310
Gains (losses) arising during the period, before tax		(37,183)		50,358		7,417
Income tax (expense) benefit for changes arising during the period		8,168		(15,485)		(2,288)
Amount attributable to non-controlling interests		(102)		44		(9)
Share of other comprehensive income (loss) of associates and joint ventures		(326)		609		33
Transfer from other reserves to retained earnings		(42,777)		(35,386)		(42,879)

At end of period		¥87,504		¥159,724		¥159,584

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
The movements of the financial instruments at FVOCI reserve for the fiscal years ended March 31, 2025, 2024 and 2023 were as follows:

	$		$		$
	For the fiscal year ended March 31,
	2025		2024		2023

	(In millions)
At beginning of period		¥2,507,275		¥1,575,193		¥1,808,222
Gains (losses) arising during the period, before tax		7,370		1,506,580		(264,309)
Income tax (expense) benefit for changes arising during the period		(26,668)		(454,951)		81,384
Reclassification adjustments for (gains) losses included in net profit, before tax		15,186		110,509		94,803
Income tax (expense) benefit for reclassification adjustments		(5,693)		(33,994)		(29,040)
Amount attributable to non-controlling interests		(37)		(106)		15
Share of other comprehensive income (loss) of associates and joint ventures		1,951		8,578		(3,980)
Transfer from other reserves to retained earnings		(339,265)		(204,534)		(111,902)

At end of period		¥2,160,119		¥2,507,275		¥1,575,193

Own credit on financial liabilities designated at fair value through profit or loss reserve
The own credit on financial liabilities designated at fair value through profit or loss (“FVPL”) reserve includes the accumulated gains and losses arising from changes in fair value that is attributable to changes in own credit risk of financial liabilities designated at FVPL.

F-7
8

The movements of own credit on financial liabilities designated at fair value through profit or loss reserve for the fiscal years ended March 31, 2025, 2024 and 2023 were as follows:

	$		$		$
	For the fiscal year ended March 31,
	2025		2024		2023

	(In millions)
At beginning of period		¥1,177		¥9,433		¥520
Gains (losses) arising during the period, before tax		9,511		(11,900)		12,847
Income tax (expense) benefit for changes arising during the period		(3,013)		3,644		(3,934)

At end of period		¥7,675		¥1,177		¥9,433

Exchange differences on translating foreign operations reserve
Exchange differences on translating foreign operations reserve includes foreign exchange differences arising from the translation of the net assets of foreign operations from their functional currencies to the Group’s presentation currency, Japanese yen.
The movements of exchange differences on translating the foreign operations reserve for the fiscal years ended March 31, 2025, 2024 and 2023 were as follows:

	$		$		$
	For the fiscal year ended March 31,
	2025		2024		2023

	(In millions)
At beginning of period		¥1,402,658		¥884,790		¥540,242
Gains (losses) arising during the period, before tax		(32,479)		528,441		304,252
Income tax (expense) benefit for changes arising during the period		(216)		(3,447)		2,509
Reclassification adjustments for (gains) losses included in net profit, before tax		(640)		(11,258)		5,385
Income tax (expense) benefit for reclassification adjustments		196		3,447		(1,649)
Amount attributable to non-controlling interests		46		(3,324)		(311)
Share of other comprehensive income (loss) of associates and joint ventures		38,272		4,009		34,362

At end of period		¥1,407,837		¥1,402,658		¥884,790

26	EQUITY ATTRIBUTABLE TO OTHER EQUITY INSTRUMENTS HOLDERS
Equity attributable to other equity instruments holders at March 31, 2025 and 2024 consisted of the following:

	At March 31,
	2025	2024

	(In millions)
Perpetual subordinated bonds	¥1,815,379	¥1,442,344
Perpetual subordinated borrowings	52,998	20,000

Total equity attributable to other equity instruments holders	¥1,868,377	¥1,462,344

Equity attributable to other equity instruments holders consists of perpetual subordinated bonds and perpetual subordinated borrowings, which are Basel
III-compliant
Additional Tier 1 capital instruments, and are classified as equity under IFRS.

F-
79

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

27	NET INTEREST INCOME
Net interest income for the fiscal years ended March 31, 2025, 2024 and 2023 consisted of the following:

	For the fiscal year ended March 31,
	2025	2024	2023

	(In millions)
Interest income from:
Deposits with banks (1)	¥652,041	¥604,264	¥335,805
Call loans and bills bought	183,979	204,232	75,923
Reverse repurchase agreements and cash collateral on securities borrowed	387,823	204,133	54,693
Investment securities	625,735	493,708	218,011
Loans and advances	4,867,163	4,438,061	3,011,644

Total interest income	6,716,741	5,944,398	3,696,076

Interest expense from:
Deposits	2,240,605	2,173,245	1,068,750
Call money and bills sold	48,064	43,821	18,246
Repurchase agreements and cash collateral on securities lent	873,359	764,578	280,945
Borrowings	209,780	197,065	126,122
Debt securities in issue	738,122	740,769	373,313
Premiums for deposit insurance	29,186	26,333	22,915
Others	63,191	107,824	50,715

Total interest expense	4,202,307	4,053,635	1,941,006

Net interest income	¥2,514,434	¥1,890,763	¥1,755,070

(1)
From the fiscal year ended March 31, 2025, interest income from deposits with the Bank of Japan has been classified as “Interest income from deposits with banks.” Comparative amounts have been reclassified to conform to the current presentation.

F-8
0

28	NET FEE AND COMMISSION INCOME
Net fee and commission income for the fiscal years ended March 31, 2025, 2024 and 2023 consisted of the following:

	$		$		$
	For the fiscal year ended March 31,
	2025		2024		2023

	(In millions)
Fee and commission income from:
Loans		¥212,346		¥160,758		¥145,078
Credit card business		483,815		432,983		380,345
Guarantees		83,104		82,323		71,612
Securities-related business		245,651		196,019		119,403
Deposits		18,971		18,437		18,230
Remittances and transfers		159,024		152,121		146,507
Safe deposits		4,025		4,321		4,228
Trust fees		9,734		8,195		6,753
Investment trusts		191,689		166,532		144,940
Agency		8,636		9,538		9,368
Others		214,324		238,620		216,270

Total fee and commission income		1,631,319		1,469,847		1,262,734

Fee and commission expense from:
Remittances and transfers		31,672		30,197		28,885
Others		283,259		203,518		194,035

Total fee and commission expense		314,931		233,715		222,920

Net fee and commission income		¥1,316,388		¥1,236,132		¥1,039,814

Primary sources of fee and commission income are fees obtained through the credit card business, fees and commissions obtained through the securities-related business, fees and commissions obtained through investment trusts, loan transaction fees, and remittance and transfer fees. Loan transaction fees principally arise in the Wholesale Business Unit and the Global Business Unit. Fees obtained through the credit card business principally arise in the Retail Business Unit. Fees and commissions obtained through the securities-related business principally arise in the Wholesale Business Unit, the Retail Business Unit and the Global Business Unit. Remittance and transfer fees principally arise in the Wholesale Business Unit, the Retail Business Unit and the Global Business Unit. Fees and commissions obtained through investment trusts principally arise in the Retail Business Unit and Head office account and others, which include the investment advisory and investment trust management businesses.

29	NET TRADING INCOME (LOSS)
Net trading income (loss) for the fiscal years ended March 31, 2025, 2024 and 2023 consisted of the following:

	$		$		$
	For the fiscal year ended March 31,
	2025		2024		2023

	(In millions)
Interest rate		¥(35,575)		¥179,954		¥351,815
Foreign exchange		(188,913)		148,064		317,203
Equity		38,780		26,626		(40,691)
Credit		(2,237)		(4,668)		(3,902)
Others		1,257		(456)		1,618

Total net trading income (loss)		¥(186,688)		¥349,520		¥626,043

F-8
1

Net trading income (loss) is presented primarily by instrument type. It includes income and losses from trading assets and liabilities, and derivative financial instruments.

30	NET INCOME FROM FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
Net income from financial assets and liabilities at fair value through profit or loss for the fiscal years ended March 31, 2025, 2024 and 2023 consisted of the following:

	$		$		$
	For the fiscal year ended March 31,
	2025		2024		2023

	(In millions)
Net income from financial assets mandatorily at fair value through profit or loss:
Net income from debt instruments		¥37,829		¥328,657		¥115,291
Net income (loss) from equity instruments		(2,573)		6,062		1,439
Net income (loss) from financial liabilities designated at fair value through profit or loss		8,268		(11,502)		56,581

Total net income from financial assets and liabilities at fair value through profit or loss		¥43,524		¥323,217		¥173,311

31	NET INVESTMENT INCOME
Net investment income for the fiscal years ended March 31, 2025, 2024 and 2023 consisted of the following:

	$		$		$
	For the fiscal year ended March 31,
	2025		2024		2023
	(In millions)
Net loss from disposal of debt instruments		¥(45,357)		¥(85,823)		¥(89,150)
Dividend income		124,326		115,667		104,761

Total net investment income		¥78,969		¥29,844		¥15,611

Dividend income from equity instruments at fair value through other comprehensive income which were derecognized during the fiscal years ended March 31, 2025, 2024 and 2023 were ¥4,708 million, ¥5,015 million and ¥1,150 million, respectively.

F-8
2

32	NET GAINS (LOSSES) ARISING FROM DERECOGNITION OF FINANCIAL ASSETS AT AMORTIZED COST
Net gains (losses) arising from derecognition of financial assets at amortized cost for the fiscal years ended March 31, 2025, 2024 and 2023 consisted of the following:

	For the fiscal year ended March 31,
	2025	2024		2023
	(In millions)
Gains	¥14,663	¥7,389		¥985
Losses (1)	46,842	5,839		3,745

Total net gains (losses) arising from derecognition of financial assets at amortized cost	¥(32,179)	¥1,550	(2)	¥(2,760	) (2)

(1)
Losses from the derecognition of financial assets measured at amortized cost for the fiscal year ended March 31, 2025 were mainly due to the sales of certain low-profit loans in the Europe and Middle East region. These sales were made to improve profitability and capital efficiency in global business.

(2)
The comparative amounts of “Gains” and “Losses” from derecognition of financial assets at amortized cost have been reclassified from “Other income” and “Other expenses,” respectively, to conform to the current presentation.

33	OTHER INCOME
Other income for the fiscal years ended March 31, 2025, 2024 and 2023 consisted of the following:

	$		$		$
	For the fiscal year ended March 31,
	2025		2024		2023

	(In millions)
Income from operating leases		¥215		¥37,386		¥39,654
Income related to IT solution services		19,453		16,025		11,889
Gains on disposal of property, plant and equipment, and other intangible assets		3,218		1,213		3,326
Reversal of impairment losses of investments in associates and joint ventures		6,053		1,674		22,915
Gains on step acquisition of subsidiaries		—		1,089		—
Others		76,778		54,821		102,058

Total other income		¥105,717		¥112,208		¥179,842

34	IMPAIRMENT CHARGES ON FINANCIAL ASSETS
Impairment charges (reversals) on financial assets for the fiscal years ended March 31, 2025, 2024 and 2023 consisted of the following:

	$		$		$
	For the fiscal year ended March 31,
	2025		2024		2023

	(In millions)
Loans and advances		¥378,791		¥222,894		¥138,176
Loan commitments		18,162		(13,875)		8,016
Financial guarantees		14,030		(3,923)		2,272
Investment securities		295		—		—

Total impairment charges on financial assets		¥411,278		¥205,096		¥148,464

F-8
3

35	GENERAL AND ADMINISTRATIVE EXPENSES
General and administrative expenses for the fiscal years ended March 31, 2025, 2024 and 2023 consisted of the following:

	$		$		$
	For the fiscal year ended March 31,
	2025		2024		2023

	(In millions)
Personnel expenses		¥1,128,120		¥1,028,875		¥922,452
Depreciation and amortization		292,363		276,534		262,702
Building and maintenance expenses		8,849		8,992		7,847
Supplies expenses		19,389		17,101		14,571
Communication expenses		32,853		31,650		31,182
Publicity and advertising expenses		203,347		172,807		143,500
Taxes and dues		115,639		100,428		84,020
Outsourcing expenses		124,878		144,994		123,293
Office equipment expenses		79,115		81,430		70,151
Others		417,179		366,890		305,699

Total general and administrative expenses		¥2,421,732		¥2,229,701		¥1,965,417

36	OTHER EXPENSES
Other expenses for the fiscal years ended March 31, 2025, 2024 and 2023 consisted of the following:

	$		$		$
	For the fiscal year ended March 31,
	2025		2024		2023

	(In millions)
Cost of operating leases		¥—		¥30,038		¥30,281
Cost related to IT solution services and IT systems		117,171		109,346		94,071
Provision for interest repayment		110,115		22,061		28,818
Losses on disposal of property, plant and equipment, and other intangible assets		14,828		9,360		6,377
Impairment losses of property, plant and equipment		5,461		4,168		31,617
Impairment losses of intangible assets		9,583		9,648		135,519
Losses on sales of investments in subsidiaries and associates (1)		1,266		85,419		8,216
Impairment losses of investments in associates and joint ventures (2)(3) (4)		138,104		93,046		56,461
Losses on step acquisition of subsidiaries		—		1,249		—
Others		99,059		96,683		107,242

Total other expenses		¥495,587		¥461,018		¥498,602

(1)	For the fiscal year ended March 31, 2024, the Group recognized a loss on sales of investments in subsidiaries and associates of ¥84,578 million upon sales of its subsidiary, SMBC Rail Services LLC.
(2)
For the fiscal years ended March 31, 2024 and 2023, the Group recognized an impairment loss of ¥18,935 million and ¥33,932 million, respectively, on investments in associates and joint ventures, due to the decline in the stock price of its equity-method associate, The Bank of East Asia, Limited.

(3)
For the fiscal years ended March 31, 2025 and 2024, the Group recognized an impairment loss of ¥59,264 million and ¥64,709 million, respectively, on investments in associates and joint ventures, VPBank SMBC Finance Company Limited, due to the decline in the recoverable amount as determined by the value in use calculation.

(4)
For the fiscal year ended March 31, 2025, the Group recognized an impairment loss of ¥74,982 million on investments in associates and joint ventures, due to the decline in the stock price of its equity-method associate, Vietnam Prosperity Joint-Stock Commercial Bank.

F-8
4

37	INCOME TAX EXPENSE
The detail of income tax expense for the fiscal years ended March 31, 2025, 2024 and 2023 was as follows:

	$		$		$
	For the fiscal year ended March 31,
	2025		2024		2023

	(In millions)
Current tax:
Charge for period (1)		¥448,761		¥368,050		¥184,662
Deferred tax:
Origination and reversal of temporary differences		(296,451)		(53,813)		146,130
Change in the write-down of deferred tax assets on the current fiscal year income tax expense		1,541		(2,198)		(4,765)
Changes in Japanese corporation tax rates (2)		(16,049)		—		—

Total deferred tax expense (benefit)		(310,959)		(56,011)		141,365

Total income tax expense		¥137,802		¥312,039		¥326,027

(1)
As a result of the adoption of IFRS 9, the current income tax expenses of ¥135,771 million, ¥71,524 million and ¥39,837 million were recognized directly in equity for the fiscal years ended March 31, 2025, 2024 and 2023, respectively.

(2)	Refer to Note 23 “Deferred Income Tax” for additional information on changes in Japanese corporation tax rates.
The following table shows the reconciliations of the effective income tax rates for the fiscal years ended March 31, 2025, 2024 and 2023.

	For the fiscal year ended March 31,
	2025		2024		2023

	(In millions, except percentages)
Profit before tax	¥654,246		¥1,207,789		¥1,261,876
Income tax expense	137,802		312,039		326,027
Effective income tax rate	21.1%		25.8%		25.8%
Effective statutory tax rate in Japan (1)	30.6%		30.6%		30.6%
Tax impact of share of post-tax profit in associates and joint ventures	(6.7%	)	(4.1%	)	(2.1%	)
Tax impact of impairment losses and reversal of impairment losses for investments in associates and joint ventures—net	6.2%		2.3%		0.8%
Non-Japanese earnings	(5.7%	)	(1.6%	)	(1.3%	)
Nontaxable dividends received	(2.7%	)	(1.1%	)	(0.8%	)
Changes in Japanese corporation tax rates (1)	(2.5%	)	—		—
Tax impact of impairment losses of goodwill	0.4%		—		0.9%
Effect of the change in the write-down of deferred tax assets on the current fiscal year income tax expense	0.2%		(0.2%	)	(0.4%	)
Others—net	1.3%		(0.1%	)	(1.9%	)

Effective income tax rate	21.1%		25.8%		25.8%

(1)
The effective statutory tax rate in Japan for the fiscal years ended March 31, 2025, 2024 and 2023 is the aggregate of the effective corporation tax rate of 23.2%, the effective local corporation tax rate of 2.4%, the effective inhabitant tax rate of 2.4% and the effective enterprise tax rate of 2.6%, all of which are payable by corporate entities on taxable profits under the tax laws in Japan. The statutory tax rate in Japan has been changed from the fiscal year beginning April 1, 2026 reflecting the changes in Japanese corporation tax rates as mentioned in Note 23 “Deferred Income Tax.”

In June 2023, Pillar Two legislation was substantively enacted in Japan and became effective for annual reporting periods beginning on or after April 1, 2024. The Group has reviewed the published Japan legislation alongside the OECD model rules and guidance and has performed an assessment of the expected impact of the

F-8
5

new regime. The assessment of the expected impact to Pillar Two income taxes is based on the tax returns, country-by-country
reports, and financial statements of the entities within the Group. The result of the assessment indicates that the Pillar Two effective tax rates in most of the jurisdictions where the Group operates exceeds 15% and a limited number of jurisdictions where the effective tax rates are below 15%. The Group does not anticipate a material exposure to Pillar Two income taxes in jurisdictions where the tax rates are below 15%.

38	EARNINGS PER SHARE
The following table shows the income and share data used in the basic and diluted earnings per share calculations for the fiscal years ended March 31, 2025, 2024 and 2023.

	$		$		$
	For the fiscal year ended March 31,
	2025		2024		2023

	(In millions, except number of shares and per share data)
Basic:
Profit attributable to shareholders of the Company		¥478,132		¥873,346		¥911,831
Weighted average number of common stock in issue (in thousands of shares)		3,906,456		3,987,077		4,094,310

Basic earnings per share		¥122.40		¥219.04		¥222.71

Diluted:
Profit attributable to the common shareholders of the Company		¥478,132		¥873,346		¥911,831
Impact of dilutive potential ordinary shares issued by subsidiaries and associates		(6)		—		—

Net profit used to determine diluted earnings per share		¥478,126		¥873,346		¥911,831

Weighted average number of common stock in issue (in thousands of shares)		3,906,456		3,987,077		4,094,310
Adjustments for stock options (in thousands of shares)		939		1,160		1,390

Weighted average number of common stock for diluted earnings per share (in thousands of shares)		3,907,395		3,988,237		4,095,700

Diluted earnings per share		¥122.36		¥218.98		¥222.63
As resolved by the board of directors on May 15, 2024, the Company implemented a stock split of its common stock with an effective date of October 1, 2024, whereby each share of common stock owned by shareholders listed or recorded in the closing register of shareholders on the record date of September 30, 2024 was split into three shares. Basic and diluted earnings per share are calculated based on the assumption that the stock split had been implemented at the beginning of the fiscal year ended March 31, 2023.

39	TRANSFERS OF FINANCIAL ASSETS
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

F-8
6

The following tables show the carrying amounts and fair values of transferred financial assets that did not qualify for derecognition and their associated financial liabilities at March 31, 2025 and 2024:

	At March 31, 2025
	Repurchase agreements and securities lending transactions	Loans and advances
		Residential mortgages	Corporate loans

	(In millions)
Carrying amount of assets	¥17,619,448	¥1,405,542	¥1,044,583
Carrying amount of associated liabilities	14,266,491	1,087,079	988,678

For those liabilities that have recourse only to the transferred assets:
Fair value of assets	¥—	¥1,442,378	¥1,051,706
Fair value of associated liabilities	—	1,056,219	988,678

Net position	¥—	¥386,159	¥63,028

	At March 31, 2024
	Repurchase agreements and securities lending transactions	Loans and advances
		Residential mortgages	Corporate loans

	(In millions)
Carrying amount of assets	¥16,074,462	¥1,477,854	¥994,486
Carrying amount of associated liabilities	12,729,762	1,157,260	933,721

For those liabilities that have recourse only to the transferred assets:
Fair value of assets	¥—	¥1,574,740	¥1,003,126
Fair value of associated liabilities	—	1,159,727	933,721

Net position	¥—	¥415,013	¥69,405

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

F-8
7

40	ASSETS PLEDGED AND RECEIVED AS COLLATERAL
Assets Pledged
The carrying amounts of assets pledged as collateral at March 31, 2025 and 2024 were as follows:

	At March 31,
	2025	2024

	(In millions)
Cash and deposits with banks	¥20,743	¥20,979
Trading assets	3,092,903	2,893,649
Debt instruments at amortized cost	131,850	100,861
Debt instruments at fair value through other comprehensive income	21,515,026	18,760,610
Equity instruments at fair value through other comprehensive income	6,377	9,101
Loans and advances	11,281,302	12,398,554
Others	2,102,009	3,191,138

Total	¥38,150,210	¥37,374,892

The Group pledges assets as collateral to secure payables under repurchase agreements, securities lending transactions and securitizations, borrowings or for cash settlements, margins on derivative transactions and certain other purposes. These transactions are conducted under terms that are usual and customary to standard contracts.
Loaned securities for which the borrowers have the right to sell or repledge were ¥17,619,448 million and ¥16,074,462 million at March 31, 2025 and 2024, respectively.
For the reserve funds with the Bank of Japan and other reserve deposits for foreign offices maintained by the Group, refer to Note 5 “Cash and Deposits with Banks.”
Assets Received as Collateral
Under certain transactions, including reverse repurchase agreements, securities borrowing, and discounting of bills, the Group is permitted to resell or repledge the collateral held in the absence of default by the owner of the collateral. These transactions are conducted under terms that are usual and customary for standard contracts. The fair values of securities and bills accepted as collateral were ¥27,668,614 million and ¥21,132,963 million at March 31, 2025 and 2024, respectively. As to the securities received in the reverse repurchase agreements and securities borrowing transactions, the Group has the obligation to return equivalent securities upon completion of the transactions. The fair values of securities sold or repledged to others were ¥13,400,920 million and ¥13,379,295 million at March 31, 2025 and 2024, respectively.

F-8
8

41	SHARE-BASED PAYMENT
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

The number and the weighted average exercise prices of stock options for the fiscal years ended March 31, 2025 and 2024 were as follows:

	For the fiscal year ended March 31,
	2025		2024
	Number of options (1) (2)	Weighted average exercise price	Number of options (1) (2)	Weighted average exercise price
Outstanding at beginning of period	1,070,400	¥1	1,283,400	¥1
Exercised	(206,700)	1	(213,000)	1

Outstanding at end of period	863,700	¥1	1,070,400	¥1

Exercisable at end of period	726,600	¥1	852,900	¥1

(1)	Number of options is the number of SMFG’s common stock granted by the exercise of stock options.
(2)
As resolved by the board of directors on May 15, 2024, the Company implemented a stock split of its common stock with an effective date of October 1, 2024, whereby each share of common stock owned by shareholders listed or recorded in the closing register of shareholders on the record date of September 30, 2024 was split into three shares. Number of options is calculated based on the assumption that the stock split had been implemented at the beginning of the fiscal year ended March 31, 2024.

In June 2017, SMFG and SMBC resolved to discontinue the issuance of new stock options. Thereafter, SMFG has not issued any new stock options.
The weighted average stock price at the date of exercise was ¥3,160 and ¥2,158 for the fiscal years ended March 31, 2025 and 2024, respectively.

F-
8
9

Summarized information about stock options outstanding at March 31, 2025 and 2024 was as follows:

		At March 31,
		2025		2024
	Exercise price	Number of options (1)	Remaining contractual lives in years	Number of options (1)	Remaining contractual lives in years
SMFG Stock Acquisition Rights	¥1	863,700	18.0	1,070,400	19.1

(1)
As resolved by the board of directors on May 15, 2024, the Company implemented a stock split of its common stock with an effective date of October 1, 2024, whereby each share of common stock owned by shareholders listed or recorded in the closing register of shareholders on the record date of September 30, 2024 was split into three shares. Number of options is calculated based on the assumption that the stock split had been implemented at the beginning of the fiscal year ended March 31, 2024.

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
Under Plan II (annual performance share plan), executives are allotted shares of restricted stock equivalent to a certain portion of the monetary amount determined based on the annual performance of SMFG as well as on the individual performance of the executives reviewed both from short-term and medium-to-long-term
perspectives. The remainder is paid to the executives as a cash bonus. Transfer restrictions on these shares are released evenly over the three-year period following the year of allotment. Furthermore, the Company has incorporated qualitative and quantitative indicators related to sustainability initiatives into executive compensation schemes to accelerate sustainability management from the fiscal year ended March 31, 2023.
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

F-9
0

The number of restricted shares and the fair value of restricted shares at the measurement date for the fiscal years ended March 31, 2025 and 2024 were as follows:

	For the fiscal year ended March 31,
	2025	2024
Outstanding at beginning of period (1)	3,362,025	4,521,297
Allotted (1)	1,025,706	1,433,670
Released (1)	(639,213)	(2,443,977)
Forfeited (1)	—	(148,965)

Outstanding at end of period (1)	3,748,518	3,362,025

Fair value at measurement date (1)	¥3,748	¥2,094

(1)
As resolved by the board of directors on May 15, 2024, the Company implemented a stock split of its common stock with an effective date of October 1, 2024, whereby each share of common stock owned by shareholders listed or recorded in the closing register of shareholders on the record date of September 30, 2024 was split into three shares. Number of restricted shares and fair value at measurement date are calculated based on the assumption that the stock split had been implemented at the beginning of the fiscal year ended March 31, 2024.

The fair value of restricted shares is based on the market price of SMFG common stock. If any granted conditions exist, the terms and conditions upon which the shares were granted, are taken into account when estimating both the number of shares expected to vest and the fair value of the shares granted. The amount of restricted shares recognized as expenses was measured based on the fair value of the restricted shares granted, which were ¥2,598 million and ¥1,081 million for the fiscal years ended March 31, 2025 and 2024, respectively, and included in “General and administrative expenses” in the consolidated income statements.

42	DIVIDENDS PER SHARE
The dividends recognized by the Company for the fiscal years ended March 31, 2025, 2024 and 2023 were as follows:

	Dividends per share	Aggregate amount

	(In yen)	(In millions)
For the fiscal year ended March 31, 2025:
Common stock	¥105	¥412,240
For the fiscal year ended March 31, 2024:
Common stock	¥87	¥348,177
For the fiscal year ended March 31, 2023:
Common stock	¥73	¥301,627
The Company proposed to the shareholders the distribution of a dividend of ¥62 per share of common stock totaling ¥240,203 million in respect of the fiscal year ended March 31, 2025. The dividend is subject to the approval at the general meeting of shareholders on June 27, 2025. The consolidated financial statements for the fiscal year ended March 31, 2025 do not include this dividend.
As resolved by the board of directors on May 15, 2024, the Company implemented a stock split of its common stock with an effective date of October 1, 2024, whereby each share of common stock owned by shareholders listed or recorded in the closing register of shareholders on the record date of September 30, 2024 was split into three shares. The dividends per share are calculated based on the assumption that the stock split had been implemented at the beginning of the fiscal year ended March 31, 2023.

F-9
1

43	CONTINGENCY AND CAPITAL COMMITMENTS
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
Capital Commitments
At March 31, 2025 and 2024, the Group had ¥9,191 million and ¥4,520 million, respectively, of contractual commitments to acquire property, plant and equipment. In addition, the Group had ¥179 million and ¥1,088 million of contractual commitments to acquire intangible assets, at March 31, 2025 and 2024, respectively. The Group’s management is confident that future net revenues and funding will be sufficient to cover these commitments.
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
The table below shows the nominal amounts of undrawn loan commitments, and financial guarantees and other credit-related contingent liabilities at March 31, 2025 and 2024.

	At March 31,
	2025	2024

	(In millions)
Loan commitments	¥91,810,227	¥88,926,181
Financial guarantees and other credit-related contingent liabilities	15,139,799	14,869,558

Total	¥106,950,026	¥103,795,739

44	ANALYSIS OF FINANCIAL ASSETS AND LIABILITIES BY MEASUREMENT BASIS
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

F-9
2

	At March 31, 2025
	Financial assets and liabilities at fair value through profit or loss	Financial assets and liabilities at amortized cost	Debt instruments at fair value through other comprehensive income	Equity instruments at fair value through other comprehensive income	Total

	(In millions)
Financial assets:
Cash and deposits with banks	¥—	¥76,669,401	¥—	¥—	¥76,669,401
Call loans and bills bought	—	5,200,789	—	—	5,200,789
Reverse repurchase agreements and cash collateral on securities borrowed	—	22,076,009	—	—	22,076,009
Trading assets	6,176,613	—	—	—	6,176,613
Derivative financial instruments	8,313,016	—	—	—	8,313,016
Financial assets at fair value through profit or loss	2,902,969	—	—	—	2,902,969
Investment securities	—	366,997	28,008,280	5,170,856	33,546,133
Loans and advances	—	125,190,819	—	—	125,190,819
Other financial assets (1)	—	7,061,639	—	—	7,061,639

Total	¥17,392,598	¥236,565,654	¥28,008,280	¥5,170,856	¥287,137,388

Financial liabilities:
Deposits (2)	¥(20,858)	¥190,043,600	¥—	¥—	¥190,022,742
Call money and bills sold	—	4,378,277	—	—	4,378,277
Repurchase agreements and cash collateral on securities lent	—	27,791,101	—	—	27,791,101
Trading liabilities	4,838,439	—	—	—	4,838,439
Derivative financial instruments	9,303,258	—	—	—	9,303,258
Financial liabilities designated at fair value through profit or loss	597,846	—	—	—	597,846
Borrowings (2)	(1,967)	12,699,666	—	—	12,697,699
Debt securities in issue (2)	(2,495)	14,389,910	—	—	14,387,415
Other financial liabilities (1)	—	10,346,934	—	—	10,346,934

Total	¥14,714,223	¥259,649,488	¥—	¥—	¥274,363,711

	At March 31, 2024
	Financial assets and liabilities at fair value through profit or loss	Financial assets and liabilities at amortized cost	Debt instruments at fair value through other comprehensive income	Equity instruments at fair value through other comprehensive income	Total

	(In millions)
Financial assets:
Cash and deposits with banks	¥—	¥78,750,443	¥—	¥—	¥78,750,443
Call loans and bills bought	—	5,336,280	—	—	5,336,280
Reverse repurchase agreements and cash collateral on securities borrowed	—	14,148,667	—	—	14,148,667
Trading assets	6,512,061	—	—	—	6,512,061
Derivative financial instruments	9,909,272	—	—	—	9,909,272
Financial assets at fair value through profit or loss	2,376,129	—	—	—	2,376,129
Investment securities	—	316,392	24,016,184	5,817,261	30,149,837
Loans and advances	—	121,716,465	—	—	121,716,465
Other financial assets (1)	—	7,509,528	—	—	7,509,528

Total	¥18,797,462	¥227,777,775	¥24,016,184	¥5,817,261	¥276,408,682

Financial liabilities:
Deposits (2)	¥(10,306)	¥182,107,625	¥—	¥—	¥182,097,319
Call money and bills sold	—	3,138,049	—	—	3,138,049

F-9
3

	At March 31, 2024
	Financial assets and liabilities at fair value through profit or loss	Financial assets and liabilities at amortized cost	Debt instruments at fair value through other comprehensive income	Equity instruments at fair value through other comprehensive income	Total

	(In millions)
Repurchase agreements and cash collateral on securities lent	—	20,166,958	—	—	20,166,958
Trading liabilities	4,924,490	—	—	—	4,924,490
Derivative financial instruments	11,877,473	—	—	—	11,877,473
Financial liabilities designated at fair value through profit or loss	498,284	—	—	—	498,284
Borrowings (2)	(1,087)	16,108,245	—	—	16,107,158
Debt securities in issue (2)	1,909	14,073,175	—	—	14,075,084
Other financial liabilities (1)	—	10,523,048	—	—	10,523,048

Total	¥17,290,763	¥246,117,100	¥—	¥—	¥263,407,863

(1)	Other financial assets and liabilities comprise of those included in other assets and liabilities, which meet the definition of a financial asset and liability.
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

45	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES
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

F-9
4

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
The following tables present the carrying amounts of financial assets and liabilities carried at fair value based on the three levels of the fair value hierarchy at March 31, 2025 and 2024.

	At March 31, 2025
	Level 1 (1)	Level 2 (1)	Level 3	Total

	(In millions)
Financial assets:
Trading assets:
Debt instruments	¥4,165,582	¥1,304,503	¥41,380	¥5,511,465
Equity instruments	663,969	1,179	—	665,148

Total trading assets	4,829,551	1,305,682	41,380	6,176,613

Derivative financial instruments:
Interest rate derivatives	40,359	5,029,763	177	5,070,299
Currency derivatives	—	3,050,767	1,059	3,051,826
Equity derivatives	33,409	122,320	6,072	161,801
Commodity derivatives	1,807	3,845	—	5,652
Credit derivatives	—	23,148	290	23,438

Total derivative financial instruments	75,575	8,229,843	7,598	8,313,016

Financial assets at fair value through profit or loss:
Debt instruments	439,183	1,532,360	849,122	2,820,665
Equity instruments	1,993	167	80,144	82,304

Total financial assets at fair value through profit or loss	441,176	1,532,527	929,266	2,902,969

Investment securities at fair value through other comprehensive income:
Japanese government bonds	11,180,546	—	—	11,180,546
U.S. Treasury and other U.S. government agency bonds	5,527,480	11,571	—	5,539,051
Other debt instruments	2,218,297	9,070,386	—	11,288,683

Total debt instruments	18,926,323	9,081,957	—	28,008,280

Equity instruments	4,398,814	221,594	550,448	5,170,856

Total investment securities at fair value through other comprehensive income	23,325,137	9,303,551	550,448	33,179,136

Total	¥28,671,439	¥20,371,603	¥1,528,692	¥50,571,734

F-9
5

	At March 31, 2025
	Level 1 (1)	Level 2 (1)	Level 3	Total

	(In millions)
Financial liabilities:
Trading liabilities:
Debt instruments	¥4,157,599	¥331,560	¥—	¥4,489,159
Equity instruments	347,076	2,204	—	349,280

Total trading liabilities	4,504,675	333,764	—	4,838,439

Derivative financial instruments:
Interest rate derivatives	52,418	5,724,113	4,350	5,780,881
Currency derivatives	94	3,458,041	2,950	3,461,085
Equity derivatives	18,995	404	2,693	22,092
Commodity derivatives	1,796	2,588	—	4,384
Credit derivatives	—	34,727	89	34,816

Total derivative financial instruments	73,303	9,219,873	10,082	9,303,258

Financial liabilities designated at fair value through profit or loss	—	468,168	129,678	597,846

Others (2)	—	(11,203)	(14,117)	(25,320)

Total	¥4,577,978	¥10,010,602	¥125,643	¥14,714,223

	At March 31, 2024
	Level 1 (1)	Level 2 (1)	Level 3	Total

	(In millions)
Financial assets:
Trading assets:
Debt instruments	¥4,576,535	¥1,097,627	¥—	¥5,674,162
Equity instruments	818,116	19,783	—	837,899

Total trading assets	5,394,651	1,117,410	—	6,512,061

Derivative financial instruments:
Interest rate derivatives	45,746	6,377,352	240	6,423,338
Currency derivatives	—	3,402,776	1,143	3,403,919
Equity derivatives	33,440	511	16,636	50,587
Commodity derivatives	1,905	6,843	—	8,748
Credit derivatives	—	22,271	409	22,680

Total derivative financial instruments	81,091	9,809,753	18,428	9,909,272

Financial assets at fair value through profit or loss:
Debt instruments	568,441	984,694	739,914	2,293,049
Equity instruments	3,610	240	79,230	83,080

Total financial assets at fair value through profit or loss	572,051	984,934	819,144	2,376,129

Investment securities at fair value through other comprehensive income:
Japanese government bonds	7,547,377	—	—	7,547,377
U.S. Treasury and other U.S. government agency bonds	6,062,125	—	—	6,062,125
Other debt instruments	1,898,075	8,508,607	—	10,406,682

Total debt instruments	15,507,577	8,508,607	—	24,016,184

Equity instruments	5,150,409	140,983	525,869	5,817,261

Total investment securities at fair value through other comprehensive income	20,657,986	8,649,590	525,869	29,833,445

Total	¥26,705,779	¥20,561,687	¥1,363,441	¥48,630,907

F-9
6

	At March 31, 2024
	Level 1 (1)	Level 2 (1)	Level 3	Total

	(In millions)
Financial liabilities:
Trading liabilities:
Debt instruments	¥4,318,789	¥267,966	¥—	¥4,586,755
Equity instruments	335,207	2,528	—	337,735

Total trading liabilities	4,653,996	270,494	—	4,924,490

Derivative financial instruments:
Interest rate derivatives	47,983	7,635,835	2,896	7,686,714
Currency derivatives	185	4,002,703	2,066	4,004,954
Equity derivatives	58,445	73,802	13,254	145,501
Commodity derivatives	1,734	5,810	—	7,544
Credit derivatives	—	32,665	95	32,760

Total derivative financial instruments	108,347	11,750,815	18,311	11,877,473

Financial liabilities designated at fair value through profit or loss	—	373,242	125,042	498,284

Others (2)	—	(4,257)	(5,227)	(9,484)

Total	¥4,762,343	¥12,390,294	¥138,126	¥17,290,763

(1)
Transfers between levels of the fair value hierarchy are deemed to have occurred at the beginning of the period. There were no significant transfers between Level 1 and Level 2 for the fiscal years ended March 31, 2025 and 2024.

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

F-9
7

The following tables present reconciliations from the beginning to the ending balances for financial assets and liabilities carried at fair value and categorized within Level 3 of the fair value hierarchy for the fiscal years ended March 31, 2025 and 2024.

	$		$		$		$		$		$		$		$		$		$		$
			Total gains (losses)				Purchases		Sales		Issuances		Settlement (1)		Transfers into Level 3 (2)		Transfers out of Level 3 (2)		At March 31, 2025		Changes in unrealized gains (losses) included in profit or loss related to assets and liabilities held at March 31, 2025
	At April 1, 2024		Included in profit or loss		Included in other comprehensive income

	(In millions)
Trading assets:
Debt instruments		¥—		¥500		¥—		¥1,558		¥—		¥—		¥—		¥39,322		¥—		¥41,380		¥500

Total trading assets		—		500		—		1,558		—		—		—		39,322		—		41,380		500

Derivative financial instruments—net:
Interest rate derivatives—net		(2,656)		(3,067)		—		1,802		(252)		—		—		—		—		(4,173)		(1,510)
Currency derivatives—net		(923)		(968)		—		—		—		—		—		—		—		(1,891)		(887)
Equity derivatives—net		3,382		2,057		—		6,499		(8,559)		—		—		—		—		3,379		2,947
Credit derivatives—net		314		(113)		—		—		—		—		—		—		—		201		(84)

Total derivative financial instruments—net		117		(2,091)		—		8,301		(8,811)		—		—		—		—		(2,484)		466

Financial assets at fair value through profit or loss:
Debt instruments		739,914		(7,237)		(42)		291,778		(48,335)		—		(124,379)		—		(2,577)		849,122		(5,321)
Equity instruments		79,230		(3,869)		—		13,568		(3,504)		—		(4,969)		—		(312)		80,144		(6,229)

Total financial assets at fair value through profit or loss		819,144		(11,106)		(42)		305,346		(51,839)		—		(129,348)		—		(2,889)		929,266		(11,550)

Investment securities at fair value through other comprehensive income:
Equity instruments		525,869		—		29,630		4,723		(7,315)		—		(418)		95		(2,136)		550,448		—

Total investment securities at fair value through other comprehensive income		525,869		—		29,630		4,723		(7,315)		—		(418)		95		(2,136)		550,448		—

Financial liabilities designated at fair value through profit or loss		(125,042)		1,298		1,248		—		—		(26,075)		18,893		—		—		(129,678)		3,129

Others (3) —liabilities		5,227		10,499		—		—		—		—		—		—		(1,609)		14,117		8,589

Total		¥1,225,315		¥(900)		¥30,836		¥319,928		¥(67,965)		¥(26,075)		¥(110,873)		¥39,417		¥(6,634)		¥1,403,049		¥1,134

	$		$		$		$		$		$		$		$		$		$		$
			Total gains (losses)				Purchases		Sales		Issuances		Settlement (1)		Transfers into Level 3 (2)		Transfers out of Level 3 (2)		At March 31, 2024		Changes in unrealized gains (losses) included in profit or loss related to assets and liabilities held at March 31, 2024
	At April 1, 2023		Included in profit or loss		Included in other comprehensive income

	(In millions)
Derivative financial instruments—net:
Interest rate derivatives—net		¥(3,248)		¥(1,545)		¥—		¥2,167		¥(30)		¥—		¥—		¥—		¥—		¥(2,656)		¥415
Currency derivatives—net		(4,567)		3,680		—		74		(110)		—		—		—		—		(923)		3,335
Equity derivatives—net		13,825		(5,133)		—		4,860		(10,170)		—		—		—		—		3,382		4,067
Credit derivatives—net		150		164		—		—		—		—		—		—		—		314		167

Total derivative financial instruments—net		6,160		(2,834)		—		7,101		(10,310)		—		—		—		—		117		7,984

Financial assets at fair value through profit or loss:
Debt instruments		650,467		40,170		341		161,937		(38,919)		—		(62,784)		—		(11,298)		739,914		39,860
Equity instruments		85,201		(220)		—		8,907		(5,291)		—		(8,125)		—		(1,242)		79,230		(2,223)

Total financial assets at fair value through profit or loss		735,668		39,950		341		170,844		(44,210)		—		(70,909)		—		(12,540)		819,144		37,637

Investment securities at fair value through other comprehensive income:
Equity instruments		464,821		—		67,532		3,012		(8,198)		—		(931)		16		(383)		525,869		—

Total investment securities at fair value through other comprehensive income		464,821		—		67,532		3,012		(8,198)		—		(931)		16		(383)		525,869		—

Financial liabilities designated at fair value through profit or loss		(185,020)		(19,258)		(1,289)		—		—		(29,208)		109,733		—		—		(125,042)		(2,019)

Others (3) —liabilities		7,852		(1,766)		—		—		—		—		—		—		(859)		5,227		(2,450)

Total		¥1,029,481		¥16,092		¥66,584		¥180,957		¥(62,718)		¥(29,208)		¥37,893		¥16		¥(13,782)		¥1,225,315		¥41,152

(1)	Settlements for equity instruments include redemption of preferred stocks and receipt of cash distributions which represent a return of investment.
(2)
Transfers between levels of the fair value hierarchy are deemed to have occurred at the beginning of the period. For the fiscal year ended March 31, 2025, transfers into Level 3 amounted to ¥39,417 million. These transfers into Level 3 were primarily due to an increase in significance of unobservable inputs of certain trading assets. For the fiscal years ended March 31, 2025 and 2024, transfers out of Level 3 amounted to ¥
6,634 million and ¥13,782 million, respectively. These transfers out of Level 3 were primarily due to a decrease in significance of unobservable inputs of certain financial assets at fair value through profit or loss, including certain investment funds, and an increase in observability of certain private equity investments measured at fair value through other comprehensive income.

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

F-9
8

The following table presents total gains or losses included in profit or loss for the Level 3 financial assets and liabilities, and changes in unrealized gains or losses included in profit or loss related to those financial assets and liabilities held at March 31, 2025 and 2024 by line item of the consolidated income statements.

	Total gains (losses) included in profit or loss for the fiscal year ended March 31,		Changes in unrealized gains (losses) included in profit or loss related to assets and liabilities held at March 31,
	2025	2024	2025	2024

	(In millions)
Net interest income	¥1,865	¥1,855	¥705	¥909
Net trading income (loss)	7,043	(6,455)	8,850	4,625
Net income (loss) from financial assets and liabilities at fair value through profit or loss	(9,808)	20,692	(8,421)	35,618

Total	¥(900)	¥16,092	¥1,134	¥41,152

The aggregate deferred day one profit yet to be recognized in profit or loss at the beginning and end of the fiscal years ended March 31, 2025 and 2024, and reconciliation of changes in the balances were as follows:

	For the fiscal year ended March 31,
	2025	2024

	(In millions)
Balance at beginning of period	¥12,173	¥22,276
Increase due to new trades	6,936	3,985
Reduction due to redemption, sales or passage of time	(8,079)	(14,088)

Balance at end of period	¥11,030	¥12,173

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

F-
99

from brokers, observable interest rates and spreads. These financial instruments are categorized within Level 2. Debt instruments measured at fair value using the DCF method, where primary inputs are observable interest rates and credit spreads, inferred from the prevailing market rates, are also categorized within Level 2.
Certain debt instruments are measured at fair value using the DCF method taking into account certain factors including market interest rates, credit risks and liquidity risks, which include significant unobservable inputs, and are categorized within Level 3.
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
Certain debt instruments and equity instruments are measured at fair value using the DCF method taking into account certain factors including counterparties’ credit ratings, pledged collateral and market interest rates, which include significant unobservable inputs, and are categorized within Level 3.

F-10
0

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

F-10
1

Significant Unobservable Inputs
The following tables present quantitative information about significant unobservable inputs used in the fair value measurement for Level 3 financial assets and liabilities at March 31, 2025 and 2024.

	At March 31, 2025
	Assets	Liabilities	Valuation technique(s) (1)	Significant unobservable inputs (1)	Range of inputs (1)

	(In millions)
Trading assets:
Debt instruments	¥41,380	¥—	DCF model	Discount margin	9%
Derivative financial instruments:
Interest rate derivatives	177	4,350	Option model	Interest rate to interest rate correlation	29%-100%
				Quanto correlation	2%-52%
				Foreign exchange volatility	11%
Currency derivatives	1,059	2,950	Option model	Interest rate to interest rate correlation	30%-100%
				Quanto correlation	7%- 49%
				Foreign exchange volatility	10%-13%
Equity derivatives	6,072	2,693	Option model	Equity to equity correlation	59%
				Equity volatility	2%-93%
Credit derivatives	290	89	Credit Default model	Quanto correlation	18%-30%
Financial assets at fair value through profit or loss:
Debt instruments	849,122	—	Option model	Foreign exchange volatility	13%-42%
			DCF model	Probability of default rate	0%-27%
				Loss given default rate	20%-100%
				Discount margin	6%-8%
			Net asset value (2)	—	—
Equity instruments	80,144	—	Market multiples	Price/Book value multiple	0.9x-1.5x
				Liquidity discount	20%
			DCF model	Probability of default rate	0%-1%
				Loss given default rate	40%
			See note (3) below	—	—
Investment securities at fair value through other comprehensive income:
Equity instruments	550,448	—	Market multiples	Price/Book value multiple	0.3x-3.8x
				Liquidity discount	20%
			See note (3) below	—	—
Financial liabilities designated at fair value through profit or loss	—	129,678	Option model	Equity to equity correlation	51%-70%
				Interest rate to interest rate correlation	30%
				Quanto correlation	3%-49%
				Equity volatility	22%-47%
			Credit Default model	Quanto correlation	18%-30%
Others (4)	—	(14,117)	Option model	Interest rate to interest rate correlation	29%-100%
				Quanto correlation	2%-52%
				Foreign exchange volatility	10%-42%
			Credit Default model	Quanto correlation	18%-30%

F-10
2

	At March 31, 2024
	Assets	Liabilities	Valuation technique(s) (1)	Significant unobservable inputs (1)	Range of inputs (1)

	(In millions)
Derivative financial instruments:
Interest rate derivatives	¥240	¥2,896	Option model	Interest rate to interest rate correlation	31%-99%
				Quanto correlation	(8%)-49%
				Foreign exchange volatility	12%
Currency derivatives	1,143	2,066	Option model	Interest rate to interest rate correlation	26%-99%
				Quanto correlation	4%-49%
				Foreign exchange volatility	7%-13%
Equity derivatives	16,636	13,254	Option model	Equity to equity correlation	49%-84%
				Quanto correlation	(10%)-16%
				Equity volatility	2%-66%
Credit derivatives	409	95	Credit Default model	Quanto correlation	18%-30%
Financial assets at fair value through profit or loss:
Debt instruments	739,914	—	Option model	Foreign exchange volatility	10%-42%
			DCF model	Probability of default rate	0%-30%
				Loss given default rate	25%-100%
				Discount margin	5%-9%
			Net asset value (2)	—	—
Equity instruments	79,230	—	Market multiples	Price/Book value multiple	1.2x
				Liquidity discount	20%
			DCF model	Probability of default rate	0%-1%
				Loss given default rate	40%
			See note (3) below	—	—
Investment securities at fair value through other comprehensive income:
Equity instruments	525,869	—	Market multiples	Price/Book value multiple	0.3x-3.5x
				Liquidity discount	20%
			See note (3) below	—	—
Financial liabilities designated at fair value through profit or loss	—	125,042	Option model	Equity to equity correlation	42%-84%
				Interest rate to interest rate correlation	26%-27%
				Quanto correlation	(10%)-49%
				Equity volatility	16%-39%
			Credit Default model	Quanto correlation	18%-30%
Others (4)	—	(5,227)	Option model	Interest rate to interest rate correlation	26%-99%
				Quanto correlation	(8%)-49%
				Equity volatility	26%-28%
				Foreign exchange volatility	7%-42%
			Credit Default model	Quanto correlation	18%-30%

(1)	Valuation techniques and unobservable inputs for insignificant Level 3 financial assets and liabilities are excluded.
(2)	The Group has determined that the net asset value represents fair values of certain investment funds.
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

F-10
3

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
Discount margin
Discount margin represents a spread used in estimating future cash flows in the DCF method to reflect the uncertainty of the cash flows that market participants would consider. In general, a significant increase in the discount margin in isolation would result in a significantly lower fair value measurement.
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

F-10
4

Sensitivity Analysis
The fair value of certain financial assets and liabilities is measured using valuation techniques based on inputs such as prices and rates that are not observable in the market. The following tables present the impact of the valuation sensitivity, if these inputs fluctuate to the extent deemed reasonable and the volatility of such inputs has a significant impact on the fair value.

	$		$		$		$		$
	At March 31, 2025
	Total fair value measured using valuation techniques		Effect recorded in profit or loss				Effect recorded directly in equity
			Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes

	(In millions)
Financial instruments—net:
Trading assets:
Debt instruments		¥41,380		¥2,270		¥2,272		¥—		¥—
Derivative financial instruments—net:
Interest rate derivatives—net		(4,173)		39		39		—		—
Currency derivatives—net		(1,891)		2		2		—		—
Equity derivatives—net		3,379		1,761		1,759		—		—
Credit derivatives—net		201		15		14		—		—
Financial assets at fair value through profit or loss:
Debt instruments		849,122		724		1,560		—		—
Equity instruments		80,144		579		682		—		—
Investment securities at fair value through other comprehensive income:
Equity instruments		550,448		—		—		19,371		19,371
Financial liabilities designated at fair value through profit or loss (1)		(129,678)		209		214		—		—
Others (1)(2) —liabilities:		14,117		28		28		—		—

	$		$		$		$		$
	At March 31, 2024
	Total fair value measured using valuation techniques		Effect recorded in profit or loss				Effect recorded directly in equity
			Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes

	(In millions)
Financial instruments—net:
Derivative financial instruments—net:
Interest rate derivatives—net		¥(2,656)		¥31		¥31		¥—		¥—
Currency derivatives—net		(923)		3		3		—		—
Equity derivatives—net		3,382		3,393		3,399		—		—
Credit derivatives—net		314		11		11		—		—
Financial assets at fair value through profit or loss:
Debt instruments		739,914		243		2,224		—		—
Equity instruments		79,230		197		363		—		—
Investment securities at fair value through other comprehensive income:
Equity instruments		525,869		—		—		19,211		19,211
Financial liabilities designated at fair value through profit or loss (1)		(125,042)		305		315		—		—
Others (1)(2) —liabilities:		5,227		34		34		—		—

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
5

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

Trading assets
With respect to debt instruments which are measured at fair value based on the DCF method, the impact of changing the discount margin within a reasonable range (±10%) is estimated.
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

F-10
6

Financial Assets and Liabilities Not Carried at Fair Value
The tables below present the carrying amounts and fair values by level within the fair value hierarchy, as described in “Financial Assets and Liabilities Carried at Fair Value—Fair Value Hierarchy,” of financial assets and liabilities not carried at fair value on the Group’s consolidated statements of financial position at March 31, 2025 and 2024. They do not include the carrying amounts and fair values of financial assets and liabilities whose carrying amounts are reasonable approximations of fair values.

	$		$		$		$		$		$
			At March 31, 2025
			Carrying amount		Fair value
	Notes				Total		Level 1		Level 2		Level 3

	(In millions)
Financial assets:
Investment securities:
Debt instruments at amortized cost		a		¥366,997		¥360,445		¥255,559		¥104,886		¥—
Loans and advances		b		125,190,819		128,022,363		—		310,590		127,711,773
Other financial assets		b		7,061,639		7,057,811		—		7,009,447		48,364
Financial liabilities:
Deposits:
Non-interest-bearing deposits, demand deposits and deposits at notice		c		¥127,961,773		¥128,007,649		¥—		¥128,007,649		¥—
Other deposits		c		62,060,969		62,649,007		—		62,541,596		107,411
Borrowings		c		12,303,909		12,161,162		—		12,153,534		7,628
Debt securities in issue		c		14,387,415		15,232,445		—		15,158,026		74,419
Other financial liabilities		c		10,346,934		10,346,645		—		10,291,551		55,094

	$		$		$		$		$		$
			At March 31, 2024
			Carrying amount		Fair value
	Notes				Total		Level 1		Level 2		Level 3

	(In millions)
Financial assets:
Investment securities:
Debt instruments at amortized cost		a		¥316,392		¥315,077		¥219,714		¥95,363		¥—
Loans and advances		b		121,716,465		124,143,634		—		183,237		123,960,397
Other financial assets		b		7,509,528		7,506,752		—		7,456,468		50,284

Financial liabilities:
Deposits:
Non-interest-bearing deposits, demand deposits and deposits at notice		c		¥130,910,884		¥130,907,582		¥—		¥130,907,582		¥—
Other deposits		c		51,186,435		51,192,932		—		51,070,515		122,417
Borrowings		c		15,684,515		15,639,123		—		15,630,657		8,466
Debt securities in issue		c		14,075,084		14,184,095		—		14,094,156		89,939
Other financial liabilities		c		10,523,048		10,522,900		—		10,483,488		39,412

F-10
7

Notes:

a.	The fair values of debt instruments at amortized cost are determined using quoted prices in active markets or observable inputs other than quoted prices in active markets.
b.	(i)	The carrying amounts of loans with no specified repayment dates represent a reasonable estimate of fair value, considering the nature of these financial instruments.
	(ii)	Short-term financial assets: The carrying amounts represent a reasonable estimate of fair value.
	(iii)	Long-term financial assets: Except for impaired loans and advances, the fair values are mostly determined using the DCF method taking into account certain factors including counterparties’ credit ratings, pledged collateral, and market interest rates. The fair values of impaired loans and advances are generally determined by discounting the estimated future cash flows over the time period they are expected to be recovered, and may be based on the appraisal value of underlying collateral as appropriate.
c.	Note that some of the financial liabilities in this category include embedded derivatives, which are separately accounted for, but presented together with the host contract.
	(i)	The carrying amounts of demand deposits and deposits without maturity represent a reasonable estimate of fair value, considering the nature of these financial instruments.
	(ii)	Short-term financial liabilities: The carrying amounts represent a reasonable estimate of fair value.
	(iii)	Long-term financial liabilities: The fair values are, in principle, based on the present values of future cash flows calculated using the funding costs for the remaining maturities. The fair values of debt securities in issue are based on a price quoted by a third party, such as a pricing service or broker, or the present values of future cash flows calculated using the rate derived from yields of bonds issued by SMFG, SMBC and other subsidiaries and publicly offered subordinated bonds published by securities firms.
	(iv)	The carrying amounts and fair values of lease liabilities are not included in these tables.

46	OFFSETTING OF FINANCIAL ASSETS AND LIABILITIES
The following tables present the information about the impact of offsetting of financial assets and liabilities in the consolidated statements of financial position in accordance with the criteria described in Note 2 “Summary of Material Accounting Policies,” as well as the impact of netting of financial instruments that are subject to enforceable master netting arrangements or similar agreements but do not qualify for the offsetting criteria at March 31, 2025 and 2024.

	At March 31, 2025
	Gross amounts of recognized financial assets and liabilities	Gross amounts offset in statements of financial position (1)	Net amounts presented in statements of financial position	Related amounts not offset in statements of financial position (2)
				Financial instruments (3)	Cash collateral	Net amounts

	(In millions)
Financial assets (4) :
Reverse repurchase agreements and cash collateral on securities borrowed	¥23,659,547	¥(1,583,538)	¥22,076,009	¥(21,842,958)	¥—	¥233,051
Derivative financial instruments	11,624,967	(3,311,951)	8,313,016	(5,546,256)	(800,137)	1,966,623

Total	¥35,284,514	¥(4,895,489)	¥30,389,025	¥(27,389,214)	¥(800,137)	¥2,199,674

Financial liabilities (4) :
Repurchase agreements and cash collateral on securities lent	¥29,374,639	¥(1,583,538)	¥27,791,101	¥(27,603,758)	¥—	¥187,343
Derivative financial instruments	12,653,190	(3,349,932)	9,303,258	(5,523,679)	(921,921)	2,857,658

Total	¥42,027,829	¥(4,933,470)	¥37,094,359	¥(33,127,437)	¥(921,921)	¥3,045,001

F-10
8

	At March 31, 2024
	Gross amounts of recognized financial assets and liabilities	Gross amounts offset in statements of financial position (1)	Net amounts presented in statements of financial position	Related amounts not offset in statements of financial position (2)
				Financial instruments (3)	Cash collateral	Net amounts

	(In millions)
Financial assets (4) :
Reverse repurchase agreements and cash collateral on securities borrowed	¥16,726,533	¥(2,577,866)	¥14,148,667	¥(13,970,983)	¥—	¥177,684
Derivative financial instruments	11,678,233	(1,768,961)	9,909,272	(6,554,366)	(1,106,259)	2,248,647

Total	¥28,404,766	¥(4,346,827)	¥24,057,939	¥(20,525,349)	¥(1,106,259)	¥2,426,331

Financial liabilities (4) :
Repurchase agreements and cash collateral on securities lent	¥22,744,824	¥(2,577,866)	¥20,166,958	¥(20,157,260)	¥—	¥9,698
Derivative financial instruments	13,646,724	(1,769,251)	11,877,473	(6,486,575)	(1,311,304)	4,079,594

Total	¥36,391,548	¥(4,347,117)	¥32,044,431	¥(26,643,835)	¥(1,311,304)	¥4,089,292

(1)	Amounts offset for derivative financial instruments include cash collateral.
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
non-cash
collateral related to those transactions.

47	FINANCIAL RISK MANAGEMENT
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

F-10
9

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

F-11
0

The following chart shows the credit risk management system of SMBC, the Group’s significant banking subsidiary.

* Jointly managed by PDGMT
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
Domestic (C&I), etc.
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

F-11
5

Maximum exposure to credit risk before collateral held or other credit enhancements
The following table shows the maximum exposure to credit risk before taking into account any collateral held or other credit enhancements at March 31, 2025 and 2024.

	At March 31,
	2025	2024

	(In millions)
Credit risk exposures relating to assets on the consolidated statements of financial position:
Deposits with banks	¥75,754,246	¥77,962,347
Call loans and bills bought	5,200,789	5,336,280
Reverse repurchase agreements and cash collateral on securities borrowed	22,076,009	14,148,667
Trading assets	5,511,465	5,674,162
Derivative financial instruments	8,313,016	9,909,272
Financial assets at fair value through profit or loss	2,820,665	2,293,049
Investment securities:
Debt instruments at amortized cost	366,997	316,392
Debt instruments at FVOCI	28,008,280	24,016,184
Loans and advances	125,190,819	121,716,465
Other financial assets	7,061,639	7,509,528
Credit risk exposures relating to off-balance sheet items (1) :
Loan commitments	91,810,227	88,926,181
Financial guarantees and other credit-related contingent liabilities	15,139,799	14,869,558

Total	¥387,253,951	¥372,678,085

(1)	The off-balance sheet items represent the nominal amounts of undrawn loan commitments, financial guarantees and other credit-related contingent liabilities.
Based on the table above, excluding loan commitments (refer to Note 43 “Contingency and Capital Commitments”), the majority of the total exposure to credit risk is derived from “Loans and advances.”
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

F-11
6

The following table shows the financial effect of collateral and other credit enhancements on impaired loans and advances at March 31, 2025 and 2024. The maximum collateral amounts included in the disclosure are limited to the carrying value of loans and advances where the credit exposure is over-collateralized.

	At March 31,
	2025	2024

	(In millions)
Impaired loans and advances	¥1,290,812	¥1,338,444
Financial effect of collateral and other credit enhancements	333,383	457,358
Concentration of risks of loans and advances with credit risk exposure
An analysis of concentrations of credit risk from loans and advances by geographical sector and industry sector at March 31, 2025 and 2024 is shown below. The concentration by geographical sector is measured based on the domicile of the borrower.
Geographical sector

	At March 31,
	2025	2024

	(In millions)
Domestic	¥73,240,162	¥71,162,406
Foreign:
Americas	21,777,691	20,773,650
Europe	10,920,043	10,243,368
Asia	13,432,099	14,184,836
Others	7,454,279	6,821,860

Total foreign	53,584,112	52,023,714

Gross loans and advances	126,824,274	123,186,120
Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net	(530,933)	(490,655)
Less: Allowance for loan losses	(1,102,522)	(979,000)

Carrying amount	¥125,190,819	¥121,716,465

F-11
7

Industry sector

	At March 31,
	2025	2024

	(In millions)
Domestic:
Manufacturing	¥12,299,303	¥11,280,268
Agriculture, forestry, fisheries and mining	254,820	243,528
Construction	1,118,001	1,107,013
Transportation, communications and public enterprises	6,795,140	6,320,575
Wholesale and retail	6,413,857	6,222,405
Finance and insurance	3,962,719	3,877,554
Real estate and goods rental and leasing	18,144,037	16,921,046
Services	5,277,710	5,449,640
Municipalities	583,750	573,667
Lease financing	21,154	48,492
Consumer (1)	16,806,507	16,426,993
Others	1,563,164	2,691,225

Total domestic	73,240,162	71,162,406

Foreign:
Public sector	664,085	598,598
Financial institutions	12,415,685	10,874,863
Commerce and industry	32,682,288	33,669,222
Lease financing	300,322	276,063
Others	7,521,732	6,604,968

Total foreign	53,584,112	52,023,714

Gross loans and advances	126,824,274	123,186,120
Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net	(530,933)	(490,655)
Less: Allowance for loan losses	(1,102,522)	(979,000)

Carrying amount	¥125,190,819	¥121,716,465

(1)	The balance in Consumer mainly consists of housing loans. The housing loan balances amounted to ¥11,120,139 million and ¥11,008,530 million at March 31, 2025 and 2024, respectively.
The following tables show a disaggregation of the structured finance loans and advances balances, where the repayment source is limited to the cash flows generated by a particular business or asset, and the balances of secured or unsecured consumer loans at March 31, 2025 and 2024. These loans and advances are included in the preceding tables.
Structured finance:

	At March 31,
	2025	2024

	(In millions)
Real estate finance	¥6,235,358	¥5,647,338
Project finance	7,028,222	7,119,699
Other structured finance	532,616	548,828

Total structured finance	¥13,796,196	¥13,315,865

F-11
8

Consumer:

	At March 31,
	2025	2024

	(In millions)
Secured loans (1)	¥11,598,044	¥11,564,294
Unsecured loans	5,208,463	4,862,699

Total consumer	¥16,806,507	¥16,426,993

(1)	The secured loans and advances mainly represent housing loans. The housing loan balances amounted to ¥11,120,139 million and ¥11,008,530 million at March 31, 2025 and 2024, respectively.
Credit quality analysis
The following tables set forth information about the gross carrying amount of financial assets and the exposure to credit risk on loan commitments and financial guarantee contracts by stage allocation and internal rating grades of SMBC. Refer to Note 2 “Summary of Material Accounting Policies” for information on stage allocation. Also refer to Note 47 “Financial Risk Management” for information on obligor grading system of SMBC.

	At March 31, 2025
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Total

	(In millions)
Loans and advances at amortized cost:
Normal
J1-6	¥53,549,667	¥188,938	¥—	¥53,738,605
G1-6	41,787,148	987,678	—	42,774,826
Japanese government and local municipal corporations	2,341,701	—	—	2,341,701
Other (1)	24,805,495	73,524	—	24,879,019
Requiring caution
J7	—	708,530	—	708,530
G7	—	841,851	—	841,851
Other (1)	—	248,930	—	248,930
Impaired (2)	—	—	1,290,812	1,290,812

Gross loans and advances	122,484,011	3,049,451	1,290,812	126,824,274
Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net				(530,933)
Less: Allowance for loan losses	(295,352)	(251,680)	(555,490)	(1,102,522)

Carrying amount				¥125,190,819

(1)	The balance of “Other” includes housing loans, which amounted to ¥11,052,547 million and ¥14,461 million for the borrower category of Normal and Requiring Caution, respectively.
(2)	“Impaired” refers to loans and advances to borrowers with obligor grades not higher than 7R.

F-1
19

	$		$		$		$
	At March 31, 2024
	12-month ECL		Lifetime ECL not credit- impaired		Lifetime ECL credit-impaired		Total

	(In millions)
Loans and advances at amortized cost:
Normal
J1-6		¥49,962,330		¥194,336		¥—		¥50,156,666
G1-6		40,835,338		1,282,060		—		42,117,398
Japanese government and local municipal corporations		3,411,548		—		—		3,411,548
Other (1)		24,196,329		74,759		—		24,271,088
Requiring caution
J7		—		1,013,748		—		1,013,748
G7		—		683,422		—		683,422
Other (1)		—		193,806		—		193,806
Impaired (2)		—		—		1,338,444		1,338,444

Gross loans and advances		118,405,545		3,442,131		1,338,444		123,186,120
Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net								(490,655)
Less: Allowance for loan losses		(196,325)		(257,542)		(525,133)		(979,000)

Carrying amount								¥121,716,465

(1)	The balance of “Other” includes housing loans, which amounted to ¥10,931,412 million and ¥16,295 million for the borrower category of Normal and Requiring Caution, respectively.
(2)	“Impaired” refers to loans and advances to borrowers with obligor grades not higher than 7R.
Modified loans and advances that were subject to lifetime ECL measurement amounted to ¥309,531 million and ¥92,412 million for the fiscal years ended March 31, 2025 and 2024, respectively. The net modification gain or loss is not material.

	$		$		$		$
	At March 31, 2025
	12-month ECL		Lifetime ECL not credit- impaired		Lifetime ECL credit-impaired		Total

	(In millions)
Loan commitments and financial guarantees (1) :
Gross carrying amount		¥51,258,693		¥998,202		¥81,588		¥52,338,483
Allowance for off-balance sheet items		52,716		53,736		10,990		117,442

	$		$		$		$
	At March 31, 2024
	12-month ECL		Lifetime ECL not credit- impaired		Lifetime ECL credit-impaired		Total

	(In millions)
Loan commitments and financial guarantees (1) :
Gross carrying amount		¥48,772,715		¥852,452		¥63,287		¥49,688,454
Allowance for off-balance sheet items		33,480		43,751		6,300		83,531

(1)	Loan commitments are the undrawn components of loan commitments on which ECL can be separately identified from those on the drawn components.
Movements in ECL allowance
The following tables show reconciliations from the opening balance to the closing balance of the ECL allowance by class of financial instrument.

F-12
0

	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Total

	(In millions)
Loans and advances at amortized cost (1) :
Balance at April 1, 2023	¥187,455	¥240,494	¥436,165	¥864,114
Transfer to 12-month ECL	5,914	(5,403)	(511)	—
Transfer to lifetime ECL not credit-impaired	(7,662)	9,906	(2,244)	—
Transfer to lifetime ECL credit-impaired	(3,031)	(13,786)	16,817	—

Net transfers between stages	(4,779)	(9,283)	14,062	—
Provision for loan losses	2,428	15,774	204,692	222,894
Of which refinement of the ECL models (3)	(18,941)	(22,043)	—	(40,984)

Charge-offs	—	—	184,608	184,608
Recoveries	—	—	16,904	16,904

Net charge-offs	—	—	167,704	167,704
Others (2)	11,221	10,557	37,918	59,696

Balance at March 31, 2024	196,325	257,542	525,133	979,000

Transfer to 12-month ECL	5,589	(4,573)	(1,016)	—
Transfer to lifetime ECL not credit-impaired	(10,433)	14,413	(3,980)	—
Transfer to lifetime ECL credit-impaired	(6,899)	(30,491)	37,390	—

Net transfers between stages	(11,743)	(20,651)	32,394	—
Provision for loan losses	109,536	17,264	251,991	378,791

Charge-offs	—	—	264,684	264,684
Recoveries	—	—	18,553	18,553

Net charge-offs	—	—	246,131	246,131
Others (2)	1,234	(2,475)	(7,897)	(9,138)

Balance at March 31, 2025	¥295,352	¥251,680	¥555,490	¥1,102,522

(1)
“Loans and advances at amortized cost” includes allowance for undrawn components of loan commitments issued to retail customers which cannot be separately identified from that for the drawn components.

(2)	Others mainly include foreign exchange translations.
(3)
The refinement of the ECL models is primarily the subdivision of the foreign region (Global) into three (U.S., European, and Asia-Pacific region) and the addition of key drivers for credit risks and losses such as short-term interest rate of Japan. This refinement constitutes a continued improvement towards more responsive models and is intended to better reflect the diversified growth trend of the portfolio in each foreign region and the effect of the lifting of the negative interest rate policy by the Bank of Japan.

For the fiscal year ended March 31, 2025, the ECL allowance increased by ¥123,522 million from ¥979,000 million at March 31, 2024 to ¥1,102,522 million at March 31, 2025.
The increase was primarily due to an increase in the allowance for 12-month ECL, which increased by ¥99,027 million for the fiscal year ended March 31, 2025. This was primarily due to the additional adjustments to the ECL allowance for the portfolios affected by the high tariff measures by the United States on its trading partner countries. In addition, the increase was partially due to an increase in the allowance for Lifetime ECL credit-impaired, which resulted from the provision for loan losses related to some large corporate borrowers.

F-12
1

For additional information, refer to Note 3 “Critical Accounting Estimates and Judgments.”

	12-month ECL	Lifetime ECL not credit-impaired	Lifetime ECL credit-impaired	Total

	(In millions)
Loan commitments and financial guarantees (1) :
Balance at April 1, 2023	¥48,584	¥36,163	¥15,241	¥99,988
Net transfers between stages	(1,107)	2,182	(1,075)	—
Provision (credit) for off-balance sheet items	(15,338)	5,406	(7,866)	(17,798)
Others	1,341	—	—	1,341

Balance at March 31, 2024	33,480	43,751	6,300	83,531

Net transfers between stages	¥763	¥(899)	¥136	¥—
Provision for off-balance sheet items	16,941	10,467	4,784	32,192
Others	1,532	417	(230)	1,719

Balance at March 31, 2025	¥52,716	¥53,736	¥10,990	¥117,442

(1)	ECL allowance for loan commitments is that for the undrawn components of loan commitments, which can be separately identified from that for the drawn components.
Trading assets, financial assets at fair value through profit or loss and investment securities
The following tables show an analysis of trading assets, financial assets at fair value through profit or loss and debt instruments at amortized cost and at fair value through other comprehensive income based on the external rating system at March 31, 2025 and 2024, excluding instruments with equity features. Collateral is generally not obtained directly from the issuers.

	$		$		$		$
	At March 31, 2025
	Trading assets (1)		Financial assets at fair value through profit or loss (1)		Debt instruments at amortized cost (1)(2)		Debt instruments at fair value through other comprehensive income (1)(2)

	(In millions)
AAA		¥83,484		¥—		¥—		¥2,759,838
AA- to AA+		4,473,308		26,006		288,291		23,489,895
A- to A+		369,924		11,871		—		1,075,246
Lower than A-		451,490		142,241		66,895		1,115,603
Unrated		67,712		12,657		11,811		205,583

Total		¥5,445,918		¥192,775		¥366,997		¥28,646,165

	$		$		$		$
	At March 31, 2024
	Trading assets (1)		Financial assets at fair value through profit or loss (1)		Debt instruments at amortized cost (1)(2)		Debt instruments at fair value through other comprehensive income (1)(2)

	(In millions)
AAA		¥71,032		¥—		¥—		¥2,207,908
AA- to AA+		4,755,302		33,391		236,798		20,435,445
A- to A+		360,440		10,517		—		913,176
Lower than A-		332,322		51,449		77,884		1,057,963
Unrated		73,073		17,054		1,710		228,214

Total		¥5,592,169		¥112,411		¥316,392		¥24,842,706

F-12
2

(1)
The amounts represent fair value for trading assets and financial assets at fair value through profit or loss, whereas they represent the gross carrying amount for debt instruments at amortized cost and at fair value through other comprehensive income.

(2)	There were no debt instruments at amortized cost or debt instruments at fair value through other comprehensive income subject to lifetime ECL at March 31, 2025 and 2024.
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
Market Risk and Liquidity Risk
Market risk is the possibility that fluctuations in interest rates, foreign exchange rates, equity prices or other market prices will change the market value of financial products, leading to a loss. The purpose of market risk management is to keep the market risk exposure to a permissible level relative to capital.
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

F-12
3

Under the Group’s internal audit system, internal audits are also periodically performed to verify that the risk management framework is functioning properly.
The following chart shows the market and liquidity risk management system of SMBC.

Market risk management methods
The Group manages market risk capital derived from trading activities and non-trading
activities, including equity holding investments and other transactions in the Risk Appetite Framework by taking into account SMFG’s shareholders’ equity and other principal indicators of the financial position. The Group also establishes an upper limit on value at risk (“VaR”) and losses as Risk Appetite Measures.
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
(0.01%) movement in interest rates.
Value at risk
The principal Group companies’ internal VaR model makes use of historical data to prepare scenarios for market fluctuations and, by conducting simulations of gains and losses on a net position basis, the model

F-12
4

estimates the potential losses that may occur. The VaR calculation method the Group employs for both trading and non-trading
activities is based mainly on the following:

•	the historical simulation method;

•	a one-sided confidence interval of 99.0%;

•	a one-day holding period (a one-year holding period for the equity holding investment portfolio); and

•	an observation period of four years (ten years for the equity holding investment portfolio).
This method is reviewed periodically and refined, if necessary.
The relationship between the VaR calculated by the model and the hypothetical profit and loss data is back-tested periodically. There were no significant excess losses that would raise doubts on the validity of the model in the back-testing results, including from the trading accounts. The back-testing results are reviewed by management, which also monitors the ongoing suitability of the VaR model.
For products and positions where the historical simulation method is not applied, risk amounts are measured using reasonable and conservative methods and are also added to the risk amounts calculated using the historical simulation method.
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

(a)	VaR for Trading Activity

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total (1)

	(In billions)
For the fiscal year ended March 31, 2025:
SMBC Consolidated
Maximum	¥7.2	¥6.7	¥2.4	¥21.5	¥26.9
Minimum	4.4	3.2	0.1	12.4	17.8
Daily average	6.0	5.1	0.7	17.0	22.6
At March 31, 2025	5.7	5.4	0.2	19.1	23.9
SMFG Consolidated
Maximum	¥24.1	¥8.4	¥22.3	¥21.5	¥61.8
Minimum	17.8	4.5	2.9	12.4	38.4
Daily average	19.5	6.5	5.7	17.0	42.1
At March 31, 2025	18.3	7.1	3.0	19.1	40.8

F-12
5

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total (1)

	(In billions)
For the fiscal year ended March 31, 2024:
SMBC Consolidated
Maximum	¥39.6	¥33.5	¥2.8	¥14.1	¥21.5
Minimum	5.1	2.6	0.1	5.1	10.9
Daily average	10.4	7.8	1.3	9.5	15.3
At March 31, 2024	5.6	4.0	0.1	13.3	17.5
SMFG Consolidated
Maximum	¥49.6	¥34.9	¥12.8	¥14.1	¥46.4
Minimum	15.7	3.8	5.2	5.1	27.2
Daily average	22.5	9.0	7.4	9.5	34.4
At March 31, 2024	19.5	5.2	8.1	13.3	40.0

(1)	Total for “Maximum,” “Minimum,” and “Daily average” represents the maximum, minimum and daily average of the total of the trading book.

(b)	VaR for Non-Trading Activity

(i)	Banking

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total (1)

	(In billions)
For the fiscal year ended March 31, 2025:
SMBC Consolidated
Maximum	¥80.6	¥0.2	¥35.6	¥0.0	¥94.7
Minimum	56.4	0.0	12.6	0.0	58.2
Daily average	66.9	0.0	28.0	0.0	73.7
At March 31, 2025	61.3	0.1	32.6	0.0	62.5
SMFG Consolidated
Maximum	¥82.1	¥0.2	¥35.6	¥0.0	¥96.3
Minimum	57.6	0.0	12.6	0.0	59.5
Daily average	68.2	0.0	28.0	0.0	75.0
At March 31, 2025	62.5	0.1	32.6	0.0	63.6

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total (1)

	(In billions)
For the fiscal year ended March 31, 2024:
SMBC Consolidated
Maximum	¥91.4	¥0.5	¥32.6	¥0.0	¥98.1
Minimum	60.7	0.0	4.0	0.0	64.1
Daily average	75.8	0.0	21.3	0.0	84.6
At March 31, 2024	78.0	0.0	31.8	0.0	93.5
SMFG Consolidated
Maximum	¥92.8	¥0.5	¥32.6	¥0.0	¥99.5
Minimum	62.1	0.0	4.0	0.0	65.5
Daily average	77.1	0.0	21.3	0.0	85.9
At March 31, 2024	79.6	0.0	31.8	0.0	95.1

(1)	Total for “Maximum,” “Minimum,” and “Daily average” represents the maximum, minimum and daily average of the total of the banking book.

F-12
6

(ii)	Equity Holding Investment

Equities risk
(In billions)
For the fiscal year ended March 31, 2025:
SMBC Consolidated
Maximum	¥1,258.2
Minimum	937.3
Daily average	1,134.5
At March 31, 2025	960.3
SMFG Consolidated
Maximum	¥1,576.8
Minimum	1,233.7
Daily average	1,456.7
At March 31, 2025	1,323.4

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

F-12
7

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
Based on the standards for interest rate risk in the banking book issued by the Basel Committee on Banking Supervision (“BCBS”) in April 2016, the FSA revised the related regulatory guidelines pertaining to monitoring of interest rate risks in the banking book in December 2017. The revised disclosure requirements with respect to the changes in economic value of equity (“ΔEVE”) in the banking book as a result of interest rate shocks have been applied from March 2018. ΔEVE is defined as a decline in economic value as a result of an interest rate shock. It is calculated by multiplying the interest rate sensitivity (excluding credit spread) and interest rate change. The FSA implements a “materiality test” to identify banks taking excessive interest rate risks. Under the materiality test, the FSA monitors the ratio of ΔEVE to Tier 1 capital based on a set of prescribed interest rate shock scenarios. The threshold applied by the FSA is 15% and the ratios for SMBC on a consolidated basis at March 31, 2025 and 2024 were 3.0% and 2.5%, respectively and those for SMFG on a consolidated basis at March 31, 2025 and 2024 were 2.9% and 2.2%, respectively.

(b)	Foreign exchange risk
The principal Group companies set risk limits for each currency to manage the concentration of the foreign currency position. The foreign exchange risk is immaterial as shown above in VaR by risk category.

(c)	Equity holding investment risk
The Group establishes limits on allowable risk for equity holding investments and monitors the observance of those limits to keep equity price fluctuation risk within acceptable parameters. The Group has been reducing its equity holding investments, and the balance is within a permitted level, which is less than 100% of the Group’s Tier 1 Capital.
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

F-12
8

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
Maturity analysis of financial liabilities at March 31, 2025 and 2024
The following tables show a maturity analysis of the contractual undiscounted cash flows for financial liabilities at March 31, 2025 and 2024. The amount of interest on debt instruments is not included in the maturity tables below due to its insignificance.

	At March 31, 2025
	On demand	Not later than three months	Later than three months and not later than one year	Later than one year and not later than three years	Later than three years and not later than five years	Later than five years	Total
	(In millions)
Non-derivative financial instruments:
Deposits	¥121,012,519	¥46,594,286	¥17,173,432	¥3,157,803	¥1,006,617	¥1,098,943	¥190,043,600
Call money and bills sold	—	4,346,342	31,935	—	—	—	4,378,277
Repurchase agreements and cash collateral on securities lent	155,438	27,456,024	179,639	—	—	—	27,791,101
Trading liabilities	4,838,439	—	—	—	—	—	4,838,439
Financial liabilities designated at fair value through profit or loss	—	3,100	41,121	101,704	79,461	418,224	643,610
Borrowings	301,721	1,102,473	3,184,919	5,090,260	530,156	2,115,212	12,324,741
Debt securities in issue	—	2,858,867	2,381,446	3,342,775	2,675,596	3,503,247	14,761,931
Lease payable	—	19,100	62,448	115,293	71,831	157,415	426,087
Other financial liabilities	2,961,970	7,369,431	4,762	—	146	10,625	10,346,934
Off balance sheet items:
Loan commitments	91,810,227	—	—	—	—	—	91,810,227
Financial guarantees and other credit-related contingent liabilities	15,139,799	—	—	—	—	—	15,139,799

Total non-derivative financial instruments	¥236,220,113	¥89,749,623	¥23,059,702	¥11,807,835	¥4,363,807	¥7,303,666	¥372,504,746

Derivative financial instruments	¥8,882,734	¥—	¥20,073	¥75,619	¥122,772	¥202,060	¥9,303,258

F-1
29

	At March 31, 2024
	On demand	Not later than three months	Later than three months and not later than one year	Later than one year and not later than three years	Later than three years and not later than five years	Later than five years	Total
	(In millions)
Non-derivative financial instruments:
Deposits	¥124,948,217	¥38,316,007	¥14,347,019	¥2,665,810	¥710,143	¥1,120,429	¥182,107,625
Call money and bills sold	12,753	3,116,809	5,899	2,588	—	—	3,138,049
Repurchase agreements and cash collateral on securities lent	268,070	19,488,046	410,842	—	—	—	20,166,958
Trading liabilities	4,924,490	—	—	—	—	—	4,924,490
Financial liabilities designated at fair value through profit or loss	—	4,223	17,928	89,206	60,952	349,978	522,287
Borrowings	135,527	1,527,324	4,562,586	4,210,119	3,084,857	2,186,734	15,707,147
Debt securities in issue	—	3,598,452	1,275,564	3,735,948	2,310,650	3,788,930	14,709,544
Lease payable	—	20,099	64,456	117,446	78,843	177,791	458,635
Other financial liabilities	3,033,285	7,479,845	4,500	—	—	5,418	10,523,048
Off balance sheet items:
Loan commitments	88,926,181	—	—	—	—	—	88,926,181
Financial guarantees and other credit-related contingent liabilities	14,869,558	—	—	—	—	—	14,869,558

Total non-derivative financial instruments	¥237,118,081	¥73,550,805	¥20,688,794	¥10,821,117	¥6,245,445	¥7,629,280	¥356,053,522

Derivative financial instruments	¥11,207,740	¥550	¥22,452	¥162,517	¥115,602	¥368,612	¥11,877,473

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
Balance of loans and advances, and deposits at March 31, 2025 and 2024
The following table presents the balance of loans and advances, and deposits at March 31, 2025 and 2024. The balance of deposits at March 31, 2025 and 2024 exceeded the balance of loans and advances at the same time due to the stable deposit base in Japan.

	At March 31,
	2025	2024
	(In millions)
Loans and advances	¥125,190,819	¥121,716,465
Deposits	190,022,742	182,097,319

F-13
0

The following table presents a breakdown of deposits by domestic and foreign offices. Domestic inter-bank money is classified as “Call money and bills sold” and not included in “Deposits” in the consolidated statements of financial position. Domestic deposits are mainly composed of corporate and individual customer deposits.

	At March 31,
	2025	2024
	(In millions)
Domestic offices:
Non-interest-bearing demand deposits	¥29,902,509	¥34,511,806
Interest-bearing demand deposits	74,165,956	74,426,922
Deposits at notice	593,258	690,015
Time deposits	21,825,843	16,551,537
Negotiable certificates of deposit	4,264,295	3,583,425
Others	10,222,280	8,500,540

Total domestic offices	140,974,141	138,264,245

Foreign offices:
Non-interest-bearing demand deposits	3,032,855	3,027,357
Interest-bearing demand deposits	6,204,646	5,811,763
Deposits at notice	14,062,549	12,443,021
Time deposits	12,656,739	11,332,102
Negotiable certificates of deposit	12,911,097	11,088,851
Others	180,715	129,980

Total foreign offices	49,048,601	43,833,074

Total deposits	¥190,022,742	¥182,097,319

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
In December 2010, the BCBS published the new Basel III rules text to implement the Basel III framework, which sets out higher and better-quality capital, better risk coverage, the introduction of a leverage ratio as a backstop to the risk-based requirement, measures to promote the build-up
of capital that can be drawn down in periods of stress, and the introduction of two global liquidity standards. The main measures of the minimum capital requirements in the Basel III framework began in January 2013 and have been fully applied from January 2019. The minimum common equity requirement, the minimum Tier 1 capital requirement and the total minimum capital requirement have been 4.5%, 6% and 8%, respectively since January 2015. Moreover, banks

F-13
1

have been required to hold a capital conservation buffer of 2.5% to withstand future periods of stress since January 2019. As a result, taking the capital conservation buffer into account, the minimum common equity requirement, the minimum Tier 1 capital requirement and the total minimum capital requirement have been 7%, 8.5% and 10.5%, respectively, since January 2019. Furthermore, a countercyclical buffer within a range of 0% to 2.5% of common equity or other fully loss-absorbing capital has been implemented according to national circumstances and the Group is required to hold a countercyclical buffer of 0.16% at March 31, 2025.
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

F-13
2

Regulatory capital
The table below presents the Group’s total capital ratio, total capital and risk-weighted assets under Japanese GAAP at March 31, 2025 and 2024 based on the Basel III rules.

	At March 31,
	2025	2024
	(In billions, except percentages)
SMFG Consolidated:
Total risk-weighted capital ratio	15.18%	15.29%
Tier 1 risk-weighted capital ratio	14.23%	14.33%
Common Equity Tier 1 risk-weighted capital ratio	12.44%	12.91%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥14,144.1	¥14,197.9
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	13,258.8	13,311.6
Common Equity Tier 1 capital	11,585.1	11,992.6
Risk-weighted assets	93,117.1	92,848.6
The amount of minimum total capital requirements (1)	7,449.4	7,427.9

(1)	The amount of minimum total capital requirements is calculated by multiplying risk-weighted assets by 8%.

48	RELATED-PARTY TRANSACTIONS
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
The transaction amounts included in the accounts, in aggregate, by category of related party were as follows:
Transactions with associates, joint ventures and other entities

	At March 31,
	2025	2024

	(In millions)
Assets:
Loans and advances	¥2,087,961	¥2,160,444
Others	136,162	72,049

Liabilities:
Deposits	¥325,665	¥460,472
Others	74,475	72,762

	For the fiscal year ended March 31,
	2025	2024	2023

	(In millions)
Income statements:
Income (interest income, fee and commission income, and others)	¥97,311	¥101,016	¥87,521
Expense (interest expense and others)	94,521	59,968	43,473

F-13
3

Financial guarantees issued by the Group for its associates at March 31, 2025 and 2024 were ¥482,991 million and ¥456,453 million, respectively.
Loan commitments to associates and joint ventures at March 31, 2025 and 2024 were ¥1,195,073 million and ¥1,113,710 million, respectively.
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

	At March 31,
	2025	2024

	(In millions)
Assets:
Loans and advances	¥734	¥573

Liabilities:
Deposits	¥2,680	¥2,959
Others	156	116
Compensation of Key Management Personnel
The following table presents the compensation expenses of key management personnel.

	For the fiscal year ended March 31,
	2025	2024	2023
	(In millions)
Short-term employee benefits	¥1,450	¥1,693	¥1,537
Share-based compensation	615	868	461
The details of the share-based compensation plan are described in Note 41 “Share-Based Payment.”
There were no post-employment benefits, other long-term benefits and termination benefits for the fiscal years ended March 31, 2025, 2024 and 2023.

49	PRINCIPAL SUBSIDIARIES
Principal Subsidiaries
The Group’s principal subsidiaries at March 31, 2025 are shown in the list below. The Group consolidates all entities that the Group controls. The Group controls an entity when the Group is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

F-13
4

Principal domestic subsidiaries

Company Name	Proportion of Ownership Interest (1)	Proportion of Voting Rights (1)	Main Business
	(%)	(%)
Sumitomo Mitsui Banking Corporation	100.0	100.0	Commercial banking
SMBC Trust Bank Ltd.	100.0	100.0	Trust banking
SMBC Guarantee Co., Ltd.	100.0	100.0	Credit guarantee
SMBC Nikko Securities Inc.	100.0	100.0	Securities
Sumitomo Mitsui Card Company, Limited	100.0	100.0	Credit card
SMBC Consumer Finance Co., Ltd.	100.0	100.0	Consumer lending
JRI Holdings, Limited	100.0	100.0	Business management
The Japan Research Institute, Limited	100.0	100.0	System development, data processing, management consulting and economic research
Sumitomo Mitsui DS Asset Management Company, Limited	50.1	50.1	Investment management, and investment advisory and agency
Alternative Investment Capital Limited	60.0	60.0	Investment management and investment advisory
SMBC Venture Capital Co., Ltd.	100.0	100.0	Venture capital
SMBC Consulting Co., Ltd.	98.3	98.3	Management consulting and information services
Japan Pension Navigator Co., Ltd.	69.7	69.7	Operational management of defined contribution pension plans

(1)	Percentages of proportion of ownership interest and proportion of voting rights have been truncated.
Principal foreign subsidiaries

Company Name	Country of Incorporation	Proportion of Ownership Interest (1)	Proportion of Voting Rights (1)		Main Business
		(%)	(%)
SMBC Bank International plc	U.K.	100.0	100.0		Commercial banking
Sumitomo Mitsui Banking Corporation (China) Limited	China	100.0	100.0		Commercial banking
PT Bank SMBC Indonesia Tbk	Indonesia	98.5	91.0	(2)	Commercial banking
SMBC Americas Holdings, Inc.	U.S.A.	100.0	100.0		Bank holding company
SMBC MANUBANK	U.S.A.	100.0	100.0		Commercial banking
Banco Sumitomo Mitsui Brasileiro S.A	Brazil	100.0	100.0		Commercial banking
JSC Sumitomo Mitsui Rus Bank	Russia	100.0	100.0		Commercial banking
SMBC Bank EU AG	Germany	100.0	100.0		Commercial banking
Sumitomo Mitsui Banking Corporation Malaysia Berhad	Malaysia	100.0	100.0		Commercial banking
SMBC Leasing and Finance, Inc.	U.S.A.	100.0	100.0		Leasing
SMBC Nikko Securities America, Inc.	U.S.A.	100.0	100.0		Securities
SMBC Nikko Capital Markets Limited	U.K.	100.0	100.0		Securities
SMBC Capital Markets, Inc.	U.S.A.	100.0	100.0		Derivatives
TT International Asset Management Ltd	U.K.	100.0	100.0		Investment management, and investment advisory and agency
SMFG India Credit Company Limited	India	100.0	100.0		Financial services

(1)	Percentages of proportion of ownership interest and proportion of voting rights have been truncated.

F-13
5

(2)
During the fiscal year ended March 31, 2020, the Group disposed of a 3.7%
equity interest in PT Bank SMBC Indonesia Tbk (formerly known as PT Bank BTPN Tbk) to a third-party investor. Subsequently, in the fiscal year ended March 31, 2024, the Group disposed of an additional
3.7% to other third-party investors. The disposals were undertaken to ensure that PT Bank SMBC Indonesia Tbk is compliant with the free float requirement under the Indonesia Stock Exchange’s Rule. The Group had also entered into a commercial arrangement where the economic exposure resulting from the disposals is being retained. Therefore, the disposals have not resulted in a decrease in the Group’s ownership interests.

The Group does not control some entities despite the fact that the Group holds more than 50% of their share capital, because the Group has entered into agreements with other investors to share or give those investors the power to govern the entities’ financial and operating policies over these investees.
Some of the Group’s subsidiaries may be subject to restrictions on the ability to transfer funds to the Company in the form of cash dividends or to repay loans or advances, which include capital adequacy requirements imposed by the governments and central banks, and the Companies Act of Japan restrictions relating to dividends. In addition, the Group pledges assets as collateral to secure payables under repurchase agreements, securities lending transactions and securitizations, borrowings or for cash settlements, margins on derivative transactions and certain other purposes. The details of assets pledged are described in Note 40 “Assets Pledged and Received as Collateral.”

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
At March 31, 2025 and 2024, the consolidated ABCP conduits had total assets of ¥997,161 million and ¥937,627 million, respectively. The total notional amounts of the liquidity and credit enhancement facilities provided by the Group to the consolidated ABCP conduits at March 31, 2025 and 2024 were ¥1,732,416 million and ¥1,556,867 million, respectively, all of which were undrawn.
The Group did not provide any financial or other support, without having a contractual obligation to do so, to consolidated structured entities during the fiscal years ended March 31, 2025 and 2024.

F-13
6

Unconsolidated Structured Entities
The following tables represent the carrying amounts of the Group’s interests in unconsolidated structured entities recognized in its consolidated statements of financial position by line item and the maximum exposure to loss from its interests at March 31, 2025 and 2024.

	$		$		$		$		$
	At March 31, 2025
	Securitizations		Investment funds		Structured finance		Others		Total

	(In millions)
Interests in unconsolidated structured entities recognized in:
Trading assets		¥40,107		¥42,540		¥—		¥—		¥82,647
Financial assets at fair value through profit or loss		324		1,875,755		53,777		—		1,929,856
Investment securities		98,029		29,957		—		—		127,986
Loans and advances		5,072,479		—		11,348,699		838,609		17,259,787

Total		¥5,210,939		¥1,948,252		¥11,402,476		¥838,609		¥19,400,276

Maximum exposure to loss from interests in unconsolidated structured entities		¥7,185,520		¥1,950,118		¥13,329,381		¥1,073,814		¥23,538,833

	$		$		$		$		$
	At March 31, 2024
	Securitizations		Investment funds		Structured finance		Others		Total

	(In millions)
Interests in unconsolidated structured entities recognized in:
Trading assets		¥7,913		¥59,691		¥—		¥—		¥67,604
Financial assets at fair value through profit or loss		326		1,464,214		94,455		—		1,558,995
Investment securities		163,170		60,745		—		114		224,029
Loans and advances		4,547,626		—		10,976,579		716,167		16,240,372

Total		¥4,719,035		¥1,584,650		¥11,071,034		¥716,281		¥18,091,000

Maximum exposure to loss from interests in unconsolidated structured entities		¥6,585,138		¥1,585,805		¥12,806,451		¥873,946		¥21,851,340
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

F-13
7

The Group did not provide any financial or other support, without having a contractual obligation to do so, to unconsolidated structured entities during the fiscal years ended March 31, 2025 and 2024.
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
The income received from such sponsored unconsolidated structured entities was ¥82,291 million and ¥74,038 million for the fiscal years ended March 31, 2025 and 2024, respectively. The majority of the income was management fees included in “Fee and commission income” and was from investment funds managed by SMDAM, the Group’s asset management subsidiary. The carrying amount of assets transferred to these entities, which mainly consisted of investment funds, was ¥2,008,105 million and ¥3,083,879 million for the fiscal years ended March 31, 2025 and 2024, respectively.

51	ACQUISITIONS
Fiscal Year Ended March 31, 2025
There were no material acquisitions that were accounted for as business combinations during the fiscal year ended March 31, 2025.
Fiscal Year Ended March 31, 2024
There were no material acquisitions that were accounted for as business combinations during the fiscal year ended March 31, 2024.

F-13
8

Fiscal Year Ended March 31, 2023
There were no material acquisitions that were accounted for as business combinations during the fiscal year ended March 31, 2023.

52	CURRENT AND NON-CURRENT DISTINCTION
The following tables present an analysis of financial assets and liabilities, excluding cash and deposits with banks, trading assets and liabilities, and derivative financial instruments, by amounts recovered or settled, not more than twelve months or more than twelve months, at March 31, 2025 and 2024.

	$		$		$
	At March 31, 2025
	Amounts recovered or settled
	Not more than twelve months		More than twelve months		Total
	(In millions)
Assets:
Call loans and bills bought		¥5,179,876		¥20,913		¥5,200,789
Reverse repurchase agreements and cash collateral on securities borrowed		22,076,009		—		22,076,009
Financial assets at fair value through profit or loss		1,143		2,901,826		2,902,969
Investment securities:
Debt instruments at amortized cost		47,746		319,251		366,997
Debt instruments at fair value through other comprehensive income		13,870,308		14,137,972		28,008,280
Equity instruments at fair value through other comprehensive income		—		5,170,856		5,170,856
Loans and advances		45,487,002		79,703,817		125,190,819
Other financial assets		6,938,327		123,312		7,061,639
Liabilities:
Deposits		¥184,778,247		¥5,244,495		¥190,022,742
Call money and bills sold		4,378,277		—		4,378,277
Repurchase agreements and cash collateral on securities lent		27,791,101		—		27,791,101
Financial liabilities designated at fair value through profit or loss		43,698		554,148		597,846
Borrowings		4,664,053		8,033,646		12,697,699
Debt securities in issue		5,226,279		9,161,136		14,387,415
Other financial liabilities		10,336,163		10,771		10,346,934

F-1
39

	$		$		$
	At March 31, 2024
	Amounts recovered or settled
	Not more than twelve months		More than twelve months		Total
	(In millions)
Assets:
Call loans and bills bought		¥5,251,948		¥84,332		¥5,336,280
Reverse repurchase agreements and cash collateral on securities borrowed		14,098,895		49,772		14,148,667
Financial assets at fair value through profit or loss		1,486		2,374,643		2,376,129
Investment securities:
Debt instruments at amortized cost		49,106		267,286		316,392
Debt instruments at fair value through other comprehensive income		10,090,780		13,925,404		24,016,184
Equity instruments at fair value through other comprehensive income		—		5,817,261		5,817,261
Loans and advances		43,944,455		77,772,010		121,716,465
Other financial assets		7,388,927		120,601		7,509,528
Liabilities:
Deposits		¥177,610,231		¥4,487,088		¥182,097,319
Call money and bills sold		3,135,461		2,588		3,138,049
Repurchase agreements and cash collateral on securities lent		20,166,958		—		20,166,958
Financial liabilities designated at fair value through profit or loss		20,267		478,017		498,284
Borrowings		6,306,345		9,800,813		16,107,158
Debt securities in issue		4,858,463		9,216,621		14,075,084
Other financial liabilities		10,517,630		5,418		10,523,048

53	CONDENSED FINANCIAL INFORMATION OF REGISTRANT (SMFG)
Condensed Statements of Financial Position

	At March 31,
	2025	2024
	(In millions)
Assets:
Deposits with SMBC	¥530,273	¥309,526
Investments in SMBC	4,613,984	4,613,790
Loans to SMBC	12,416,502	12,104,056
Investments in other subsidiaries, associates and joint ventures	2,480,680	2,408,849
Other assets	310,671	291,223
Current tax assets	1,393	22,827

Total assets	¥20,353,503	¥19,750,271

Liabilities and equity:
Short-term borrowings from SMBC	¥1,679,650	¥1,707,650
Long-term borrowings	380,100	398,026
Debt securities in issue due to other subsidiaries	20,758	27,113
Debt securities in issue	9,889,186	9,961,308
Other liabilities	102,273	95,166

Total liabilities	12,071,967	12,189,263

Shareholders’ equity	6,418,083	6,105,493
Other equity instruments holders’ equity	1,863,453	1,455,515

Total equity	8,281,536	7,561,008

Total equity and liabilities	¥20,353,503	¥19,750,271

F-14
0

Condensed Income Statements

	For the fiscal year ended March 31,
	2025	2024	2023
	(In millions)
Income:
Interest income from SMBC	¥391,543	¥334,964	¥235,386
Dividends from SMBC	731,201	542,929	437,850
Dividends from other subsidiaries, associates and joint ventures	287,848	37,246	15,951
Fees and commission income from subsidiaries	21,498	21,722	12,421
Other income	5,197	9,655	1,956

Total income	1,437,287	946,516	703,564

Expense:
Interest expense to SMBC	12,071	5,586	5,546
Interest expense to other subsidiaries	9,363	9,961	4,830
Interest expense	350,428	313,356	220,397
Operating and other expense	71,586	58,418	68,659

Total expense	443,448	387,321	299,432

Profit before tax	993,839	559,195	404,132
Income tax expense	(12,355)	(8,670)	(8,348)

Net profit	¥1,006,194	¥567,865	¥412,480

Profit attributable to:
Shareholders	974,558	554,102	401,170
Other equity instruments holders	31,636	13,763	11,310

F-14
1

Condensed Statements of Cash Flows

	For the fiscal year ended March 31,
	2025	2024	2023

	(In millions)
Operating Activities:
Profit before tax	¥993,839	¥559,195	¥404,132
Income taxes paid—net	32,052	78,036	387
Other operating activities—net	(34,924)	63,260	359,237

Net cash and cash equivalents provided by operating activities	990,967	700,491	763,756

Investing Activities:
Loans provided to SMBC	(490,827)	(1,269,130)	(727,223)
Investments in subsidiaries	(93,679)	(377,437)	(19,796)
Investments in associates and joint ventures	(507)	(26,962)	—
Other investing activities—net	(4,697)	(5,995)	(2,770)

Net cash and cash equivalents used in investing activities	(589,710)	(1,679,524)	(749,789)

Financing Activities:
Net increase (decrease) of short-term borrowings from SMBC	(28,000)	220,000	(20,380)
Proceeds from issuance of long-term borrowings	—	1,263,169	61,042
Redemption of long-term borrowings	(13,000)	(1,259,255)	(36,046)
Proceeds from issuance of debt securities	1,403,275	1,260,767	1,191,048
Proceeds from issuance of other equity instruments	407,939	694,862	116,346
Redemption of debt securities	(1,255,520)	(564,970)	(861,730)
Redemption of other equity instruments	—	—	(85,000)
Dividends paid to shareholders	(412,120)	(348,010)	(301,600)
Coupons paid to other equity instruments holders	(31,636)	(13,763)	(11,310)
Purchases of treasury stock and proceeds from sales of treasury stock—net	(251,448)	(211,218)	(138,507)

Net cash and cash equivalents provided by (used in) financing activities	(180,510)	1,041,582	(86,137)

Net increase (decrease) of cash and cash equivalents	220,747	62,549	(72,170)
Cash and cash equivalents at beginning of period	309,526	246,977	319,147

Cash and cash equivalents at end of period	¥530,273	¥309,526	¥246,977

Investments in subsidiaries, associates and joint ventures
Investments in subsidiaries, associates and joint ventures are stated at cost. The Company recognizes dividend income from these companies when its right to receive payment is established.
Investments in other subsidiaries, associates and joint ventures included equity investments in SMBC Nikko Securities Inc., Sumitomo Mitsui Card Company, Limited, Sumitomo Mitsui DS Asset Management Company, Limited, Sumitomo Mitsui Finance and Leasing Company, Limited and others at March 31, 2025 and 2024. The country of incorporation and the proportion of ownership interest of the Company in these companies was the same as described in Note 11 “Investments in Associates and Joint Ventures,” and Note 49 “Principal Subsidiaries.”
Long-term obligations
The Company had subordinated long-term borrowings amounting to ¥28 billion and ¥41 billion at March 31, 2025 and 2024, respectively, and had unsubordinated long-term borrowings amounting to ¥352 billion

F-14
2

and ¥357 billion at March 31, 2025 and 2024, respectively. The Company also had subordinated bonds amounting to ¥1,257 billion and ¥1,449 billion, including ¥0.8 billion and ¥5.0 billion outstanding to its subsidiary, at March 31, 2025 and 2024, respectively, and had unsubordinated bonds amounting to ¥8,653 billion and ¥8,539 billion, including ¥20 billion and ¥22 billion outstanding to its subsidiary, at March 31, 2025 and 2024, respectively. For additional information, refer to Note 19 “Borrowings” and Note 20 “Debt Securities in Issue.”
Guarantees
The Company provided guarantee of ¥273 billion and ¥626 billion at March 31, 2025 and 2024, respectively, to the Deposit Protection Fund of the Association of German Banks with regard to the deposits of the SMBC Dusseldorf branch and SMBC Bank EU AG.

F-14
3