Form 20-F
period 2026-03-31
SUMITOMO MITSUI FINANCIAL GROUP, INC.
filed 2026-06-26
CIK 1022837

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2026
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
Kunihito Takaichi
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
At March 31, 2026, the following shares of capital stock were outstanding: 3,827,498,140 shares of common stock (including 10,632,119 shares of common stock held by the registrant and its consolidated subsidiaries and equity-method associates as treasury stock).

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

In this annual report, all of our financial information is presented on a consolidated basis, unless we state otherwise. As used in this annual report, “IFRS” means IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”) and “Japanese GAAP” means accounting principles generally accepted in Japan. Our consolidated financial information in this annual report has been prepared in accordance with IFRS, except for the risk-weighted capital ratios, the segmental results of operations and some other specifically identified information, which are prepared in accordance with Japanese banking regulations or Japanese GAAP. Unless otherwise stated or the context otherwise requires, all financial information contained in this annual report is expressed in Japanese yen.

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

3.A. SELECTED FINANCIAL DATA

Selected Financial Data

The following selected financial data at and for each of the five fiscal years ended March 31, 2026, 2025, 2024, 2023 and 2022 have been derived from our consolidated financial statements. You should read this data together with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this annual report.

	For the fiscal year ended and at March 31,
	2026	2025	2024	2023	2022
	(In millions, except per share data)
Consolidated income statements data:
Interest income	¥6,928,743	¥6,716,741	¥5,944,398	¥3,696,076	¥1,747,654
Interest expense	4,096,058	4,202,307	4,053,635	1,941,006	303,716

Net interest income	2,832,685	2,514,434	1,890,763	1,755,070	1,443,938

Fee and commission income	1,805,095	1,631,319	1,469,847	1,262,734	1,248,225
Fee and commission expense	287,328	314,931	233,715	222,920	209,762

Net fee and commission income	1,517,767	1,316,388	1,236,132	1,039,814	1,038,463

Net trading income (loss)	(84,067)	(186,688)	349,520	626,043	280,339
Net income from financial assets and liabilities at fair value through profit or loss	332,654	43,524	323,217	173,311	200,249
Net investment income	20,686	78,969	29,844	15,611	65,744
Net gains (losses) arising from derecognition of financial assets at amortized cost(1)	(8,884)	(32,179)	1,550	(2,760)	2,631
Other income(1)	230,942	105,717	112,208	179,842	104,317

Total operating income(1)	4,841,783	3,840,165	3,943,234	3,786,931	3,135,681

Impairment charges on financial assets	392,157	411,278	205,096	148,464	279,978

Net operating income(1)	4,449,626	3,428,887	3,738,138	3,638,467	2,855,703

General and administrative expenses	2,672,149	2,421,732	2,229,701	1,965,417	1,801,621
Other expenses(1)	354,743	495,587	461,018	498,602	366,780

Operating expenses(1)	3,026,892	2,917,319	2,690,719	2,464,019	2,168,401

	For the fiscal year ended and at March 31,
	2026	2025	2024	2023	2022
	(In millions, except per share data)
Share of post-tax profit (loss) of associates and joint ventures	132,296	142,678	160,370	87,428	(10,838)

Profit before tax	1,555,030	654,246	1,207,789	1,261,876	676,464

Income tax expense	360,070	137,802	312,039	326,027	161,389

Net profit	¥1,194,960	¥516,444	¥895,750	¥935,849	¥515,075

Profit attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥1,137,557	¥478,132	¥873,346	¥911,831	¥499,573
Non-controlling interests	7,535	6,676	8,641	12,708	4,771
Other equity instruments holders	49,868	31,636	13,763	11,310	10,731
Earnings per share(2):
Basic	¥296.05	¥122.40	¥219.04	¥222.71	¥121.49
Diluted	295.99	122.36	218.98	222.63	121.44
Weighted average number of common shares in issue (in thousands of shares)	3,842,444	3,906,456	3,987,077	4,094,310	4,112,213
Dividends per share in respect of each fiscal year(2):
Common stock	¥140	¥105	¥87	¥73	¥67
	$0.88	$0.70	$0.57	$0.55	$0.54
Consolidated statements of financial position data:
Total assets	¥309,203,641	¥292,165,070	¥281,271,637	¥257,687,038	¥248,160,847
Loans and advances	130,516,241	125,190,819	121,716,465	111,891,134	104,635,815
Total liabilities	290,914,647	275,676,476	264,992,539	244,150,073	235,379,155
Deposits	201,930,427	190,022,742	182,097,319	172,927,810	162,593,492
Borrowings	10,551,657	12,697,699	16,107,158	15,371,801	20,584,651
Debt securities in issue	16,576,423	14,387,415	14,075,084	11,984,994	11,428,437
Total equity	18,288,994	16,488,594	16,279,098	13,536,965	12,781,692
Capital stock	2,346,888	2,345,961	2,344,038	2,342,537	2,341,878

(1)

From the fiscal year ended March 31, 2025, we have presented “Net gains (losses) arising from derecognition of financial assets at amortized cost” as a separate line item in the consolidated income statements. This line item was not presented separately prior to the fiscal year ended March 31, 2025, but was included within “Other income” and “Other expenses.” The comparative amounts have been restated to conform to the current presentation.

(2)

As resolved by the board of directors on May 15, 2024, we implemented a stock split of our common stock with an effective date of October 1, 2024, whereby each share of common stock owned by shareholders listed or recorded in the closing register of shareholders on the record date of September 30, 2024 was split into three shares. Basic and diluted earnings per share, weighted average number of common shares in issue, and dividends per share are calculated based on the assumption that the stock split had been implemented at the beginning of the fiscal year ended March 31, 2022.

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

Our financial condition and results of operations are materially affected by general economic conditions and financial markets in Japan and foreign countries, which would be influenced by various factors such as monetary policies taken by the Bank of Japan (“BOJ”) and other central banks, and fiscal policies, policies on financial markets, as well as related laws, regulations and agreements adopted by governmental authorities. Those factors include, for example, the increase of tariffs and other protectionist trade policies pursued by the U.S., China and other countries and uncertainty in the path and implementation of such trade policies. In addition, the interconnectivity across financial markets may increase the risk that the significant expansion of private credit could lead to the spread of systemic credit instability. Furthermore, geopolitical instability in various parts of the world, including the outbreak or escalation of hostilities or armed conflicts, and material changes in regional trade, economic or political unions or associations between countries could contribute to economic instability in those and other regions. Such regional economic instability could adversely affect Japanese and global economic conditions. Sources of heightened uncertainty include ongoing conflicts in Ukraine and the Middle East, such as the situation in Iran which has implications for Japanese energy security, economic and strategic tensions related to East Asia, and the deepening of the real estate crisis in China.

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

Our equity securities portfolio mainly consists of equity instruments at fair value through other comprehensive income. The reported value of our equity instruments at fair value through other comprehensive income accounted for 1.8% of our total assets at March 31, 2026, approximately 69.8% of which were Japanese equity securities. This value depends mainly on prices of the instruments in the stock market. In addition, the reported value, and gross unrealized gains and losses of those equity instruments at fair value through other comprehensive income at March 31, 2026 are described in “Item 5.A. Operating Results—Financial Condition—Investment Securities.”

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

We engage in trading and investing activities dealing with various kinds of financial instruments such as bonds, equities, currencies, derivatives and funds. For example, we have substantial investments in debt securities. At March 31, 2026, we had ¥5 trillion of Japanese government bonds classified as debt instruments at fair value through other comprehensive income, which accounted for approximately 1.8% of our total assets.

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

The minimum Common Equity Tier 1 risk-weighted capital ratio and minimum risk-weighted capital ratio applicable to us and SMBC have been 4.5% and 8%, respectively, since March 2015. Moreover, we are required to hold a capital conservation buffer to withstand future periods of stress and a countercyclical buffer as additional capital to reduce the buildup of systemic risk in periods and locations of excessive credit growth. The capital conservation buffer has been 2.5% since March 2019. As a result, taking the capital conservation buffer into account at March 2026, the total minimum Common Equity Tier 1 risk-weighted capital ratio has been 7%, and the total minimum risk-weighted capital ratio has been 10.5%. The countercyclical buffer is calculated as the weighted average of the buffers in effect in the jurisdictions to which we have credit exposure, with a maximum of 2.5% from March 2019.

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

At March 31, 2026, on a consolidated basis, our total risk-weighted capital ratio, Tier 1 risk-weighted capital ratio and Common Equity Tier 1 risk-weighted capital ratio were 15.69%, 14.49% and 12.41%, compared to the minimum required ratios of 11.69%, 9.69% and 8.19%, respectively. Such minimum required ratios include the capital conservation buffer of 2.5%, the G-SIB capital surcharge of 1.0% and the countercyclical buffer of 0.19%.

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

The FSA and regulatory authorities in the United States and other jurisdictions, along with the United Nations and the Financial Action Task Force, have continued to make the prevention of money laundering and terrorism financing a focus of governmental policy relating to financial institutions. In April 2019, SMBC and its New York branch entered into a written agreement with the Federal Reserve Bank of New York requiring SMBC and its New York branch to address certain deficiencies relating to the New York branch’s anti-money laundering and economic sanctions compliance program. SMBC and its New York branch had been required, among other things, to implement corrective measures and submit periodic progress reports to the Federal Reserve Bank of New York. The written agreement was terminated in September 2025. Currently, under the U.S. Bank Holding Company Act of 1956, as amended (“Bank Holding Company Act”), we are subject to restrictions on our ability to engage in new activities or acquire shares or control of other businesses in the United States.

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

Changes in the financial environment in Japan may also have a negative effect on the Japanese financial services industry. For example, changes in the monetary policy measures of the BOJ may significantly affect the businesses of commercial banks in Japan, including us. For further information on the BOJ’s monetary policy measures, see “Item 5. Operating and Financial Review and Prospects—Overview— Operating Environment.”

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

We have substantial exposure to corporate customers in the following sectors: real estate and goods rental and leasing, manufacturing, wholesale and retail, transportation, communications and public enterprises, and services, including electric utilities, and to individual customers mainly through housing loans. The financial condition of those customers may be subject to changes in the industry-specific economic conditions, including, for example, fluctuations in the prices of oil, gas and other natural resources, and the increase in tariffs and other protectionist trade policies, as well as general economic conditions. In addition, adverse region-specific economic conditions or changes in economic conditions due to unexpected incidents such as pandemics, ongoing conflicts in Ukraine and the Middle East, such as the situation in Iran and collateral events could worsen our customers’ financial condition or could decrease the value of our collateral provided to us in such regions. As a result, we may be required to record increases in our allowance for loan losses.

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

The ratio of impaired loans and advances to the total loans and advances, both net of allowance for loan losses, were 0.6%, 0.6% and 0.7% at March 31, 2026, 2025 and 2024, respectively. For further information, see “Item 5.A. Operating Results—Financial Condition—Loans and Advances.”

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

In April 2026, we announced our medium-term management plan through March 2029. We believe that we have targeted appropriate business areas. However, our initiatives to offer new products and services and to increase sales of our existing products and services may not succeed if market conditions do not stabilize, market opportunities develop more slowly than expected, our initiatives have less potential than we envisioned originally or the profitability of these products and services is undermined by competitive pressures. Consequently, we may be unable to achieve or maintain profitability in our targeted business areas.

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

Aligned with our business strategies, we have made and may undertake acquisitions of subsidiaries, investments in affiliates and other business alliance partners, and reorganization within SMBC Group companies. It is uncertain whether we will receive the expected benefits from those business strategies, due to any adverse regulatory changes, worsening of economic conditions, increased competition or other factors that may negatively affect the related business activities. Furthermore, unanticipated costs and liabilities may be incurred in connection with those business strategies, including liabilities from the claims related to the businesses prior to our business alliances, and costs from actions by regulatory authorities.

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

Changes in the legal environment have severely and adversely affected the business performance of consumer lending and credit card companies. We have exposures to the risks specific to the consumer finance industry through our subsidiaries, including Sumitomo Mitsui Card Company, Limited (“Sumitomo Mitsui Card”), which merged with SMBC Finance Service Co., Ltd. in April 2024, and SMBC Consumer Finance Co., Ltd. (“SMBC Consumer Finance”).

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

SMBC and some of our other subsidiaries have various defined benefit plans. We have experienced in the past, and may experience in the future, declines in returns on plan assets and changes in the discount rates and other actuarial assumptions. If returns on plan assets decrease, or if we revise the discount rates and other assumptions, the deficit of the impacted defined benefit plan may increase and adversely affect our financial condition and results of operations. Because equity instruments accounted for approximately 40% of our plan assets, the plan assets are greatly affected by volatility in the prices of equity securities. Substantial declines in the prices for publicly traded Japanese stocks would negatively affect our plan assets. For further information, refer to Note 24 “Retirement Benefits” to our consolidated financial statements included elsewhere in this annual report.

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

In particular, cybersecurity risks for financial institutions have significantly increased in recent years. This is partly because of the continuous introduction of new technologies and the use of the internet and telecommunications technologies as well as the elaboration of the cyberattacks, which include computer viruses, malicious code such as ransomware, phishing and other forms of social engineering or other security breaches. For example, more recently, advancements in frontier AI models enable rapid identification of complex and previously unknown vulnerabilities, which could be exploited by malicious actors. Geopolitical tensions may also increase the risk of cyberattacks from foreign governments and state-sponsored actors, for example, cyberattacks in retaliation against the sanctions imposed by the international community caused by Russia’s aggression against Ukraine. As we rely on information technology systems in our business and our receipt and handling of confidential personal information from our customers, any impairment, compromise or destruction of such systems may interfere with, or temporarily prevent us from, continuing our operations. In addition, we also face indirect cybersecurity risks relating to our customers and other third parties, including counterparties in the financial services industry and financial data aggregators. As a result of increasing consolidation, interdependence and complexity of financial entities and technology systems, a technology failure or cyberattack could have a material impact on counterparties or other market participants, including us. Any third-party technology failure or cyberattack could adversely affect our ability to execute transactions or deliver services to our clients effectively. For example, vulnerabilities in third-party technology systems may increase the risk that our information technology systems are exposed to cyberattacks.

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

However, these measures may not be sufficient, especially considering the increasing frequency and sophistication of recent cyberattacks and changes in the cybersecurity threat landscape posed by advanced AI models. In addition, we may not be prepared to address all contingencies that could arise in the event of a major disruption of services. The failure to address such contingencies could harm our relationships with customers or adversely affect our provision of services to customers.

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

We are exposed to potential losses resulting from fraud, misconduct and other unlawful behavior by directors, officers and employees. Directors, officers and employees may bind us to transactions that exceed authorized limits or present unacceptable risks, hide from us and from our customers unauthorized activities, improperly use confidential information, abuse customer confidences or otherwise adversely affect market integrity. Third parties may engage in fraudulent activities, including fraudulent use of bank accounts or the use of false identities to open accounts for money laundering, tax evasion or other illegal purposes. Third parties could also use stolen or forged ATM cards, engage in credit card fraud or transfer funds illegally through online banking fraud, and we may be required to indemnify victims of such fraud for related losses. In the broad range of businesses in which we engage, fraud, misconduct and other unlawful behavior are difficult to prevent or detect. In addition, with or without actual fraud, misconduct and other unlawful behavior by directors, officers and employees, investigations, administrative actions or litigation could commence in relation to them. Furthermore, we may not be able to recover the losses caused by these activities, including possible deterioration of our reputation.

Transactions involving Iran and other countries and targets that are subject to U.S. or other financial sanctions may lead some potential customers and investors to avoid doing business with us or investing in our securities or may limit our business operations.

U.S. law generally prohibits or substantially restricts U.S. persons from doing business with countries, regions and persons that are the subject of sanctions administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) or other agencies (“Restricted Targets” which include Iran, North Korea, Cuba and the Crimea, Donetsk People’s Republic, and Luhansk People’s Republic regions of Ukraine). Other applicable financial sanctions are administered by the Ministry of Finance of Japan and authorities in other countries.

We maintain an SMBC Group-wide policy designed to ensure compliance with U.S. and other applicable sanctions laws and regulations. Our non-U.S. offices engage in transactions relating to the Restricted Targets in compliance with applicable laws and regulations. These activities include or have included remittance of Japanese yen with respect to our customers’ export or import transactions, maintenance of correspondent banking accounts with Iranian banks, including the Central Bank of Iran, and the payment of fees in Japanese yen to certain Iranian banks in connection with performance bonds issued in the past by SMBC through such Iranian banks related to our customers’ projects in Iran. All such transactions were permissible under applicable laws and regulations at the times they were engaged in. SMBC has discontinued activities that have become impermissible as a result of changes in applicable laws and regulations. See “Item 4.B. Business Overview—Regulations in the United States—Laws Prohibiting Money Laundering and Terrorist Financing—U.S. Sanctions Targeting Iran Related Activities.” The performance bonds expired and have not been renewed, but SMBC continues to be obligated to pay certain fees to the Iranian banks. We maintain a representative office in Iran however, the activities are suspended.

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

Since 2010, the U.S. government implemented a number of sanctions targeting non-U.S. persons for activities undertaken outside the United States (“secondary sanctions”) that involve specific sanctions targets or certain activities including, among other things, certain transactions related to Iran’s energy, petrochemical, shipping and shipbuilding sectors. Certain of these secondary sanctions were temporarily lifted as part of implementation of the Joint Comprehensive Plan of Action (“JCPOA”) in January 2016. However, in 2018, the United States terminated its participation in the JCPOA. All U.S. sanctions (both primary and secondary) that had been waived or lifted under the JCPOA have been re-imposed and are fully effective, and additional sanctions have been put into place in subsequent years. In February 2025, President Trump issued a National Security Presidential Memorandum (NSPM-2) directing U.S. government agencies to impose “maximum pressure” in enforcing Iran-related sanctions and implemented a number of additional sanctions actions through 2025 and the first half of 2026 in furtherance of this policy and in connection with military conflict between the United States and Iran in 2026. In June 2026, the United States and Iran entered into a Memorandum of Understanding (MoU) intended to terminate the military conflict and establish a framework for further negotiations. Under the MoU, the United States has agreed to temporarily refrain from imposing additional sanctions on Iran and to issue sanctions waivers permitting certain Iranian oil and related product sales, together with certain associated services, with further easing of sanctions potentially to follow subject to conclusion of a final agreement and Iranian adherence to its commitments under the MoU and any final agreement. In accordance with applicable laws and regulations, SMBC intends to provide certain services, including settlement services in connection with customers’ trade transactions between Japan and Iran, to the extent that such activities are permissible under U.S. secondary sanctions and any applicable waivers, authorizations or other regulatory guidance then in effect. For further information on relevant laws and regulations, see “Item 4.B. Business Overview—Regulations in the United States—Laws Prohibiting Money Laundering and Terrorist Financing.”

In addition, the U.S. government and authorities in several other jurisdictions, including the European Union, the United Kingdom, Japan, Canada, and Australia, have imposed significant sanctions and export control measures targeting Russia in response to Russia’s aggression against Ukraine in February 2022. In broad terms, the U.S. restrictions enacted to date include: territorial embargoes on the Donetsk People’s Republic and Luhansk People’s Republic regions of Ukraine, prohibitions on trade in certain goods and services between the United States and Russia and new investment in Russia by U.S. persons, asset blocking sanctions on a number of Russian individuals and entities, restrictions on transactions involving certain Russian financial institutions and Russia’s Central Bank, National Wealth Fund, and Ministry of Finance, and restrictions on dealing in Russian sovereign debt and debt or equity of certain Russian companies. In December 2023, President Biden issued Executive Order 14114, which authorizes the imposition of sanctions on non-U.S. financial institutions that engage in significant transactions involving persons sanctioned by the U.S. government for operating in the technology, defense and related materiel, construction, aerospace, or manufacturing sectors of the Russian Federation economy or involving Russia’s military-industrial base. In June 2024, the U.S. Treasury Department announced that it was broadening the definition of Russia’s military-industrial base to include all persons blocked pursuant to Executive Order 14024, meaning that non-U.S. financial institutions risk being sanctioned for conducting or facilitating significant transactions, or providing any service, involving such blocked persons. While the Trump administration has signaled some openness to easing Russia-related sanctions in connection with efforts to reach a political resolution to the conflict in Ukraine, it is unclear when or if this will occur, and it is also possible that additional or expanded sanctions may be imposed in the future. The 2022 and 2023 Russia-related sanctions are in addition to sanctions previously enacted by the U.S. government and other authorities in response to Russia’s 2014 annexation of Crimea, including those under the U.S. Ukraine-/Russia-Related Sanctions Regulations, the U.S. Ukraine Freedom Support Act of 2014, as amended, and “sectoral” sanctions on the financial, energy and defense sectors of the Russian economy.

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

Risks associated with environmental and social issues are subject to increasing societal, regulatory and political focus in Japan and globally, and are affected by divides in policy, regulation and social norm on environment and human rights issues. We define “environmental and social risks” as risks that environmental and social factors become risk drivers and transmit through various pathways to each risk category, ultimately resulting in losses to the SMBC Group, which include climate-related risks, nature-related risks and human rights risks.

Climate-related risks include the physical risks of climate change and risks from the transition to a decarbonized society. In order to address these risks, we have begun efforts to strengthen our climate change scenario analysis and consider countermeasures at the management level. These proposed countermeasures are reported to the Management Committee, the board of directors and risk committee and sustainability committee as internal committees of the board of directors. However, these efforts may not be successful, and even if they are undertaken successfully, they may not be sufficient. In such a case, they may lead to an adverse effect on our financial condition and results of operations.

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

Following adoption of the Paris Agreement, governments around the world have made pledges and commitments intended to mitigate the effects of climate change. For example, in October 2020, the Government of Japan announced a net zero greenhouse gas (“GHG”) emissions goal for 2050. In line with these global goals, we have set a number of climate-related targets, including our target to achieve net zero GHG emissions in SMBC Group-wide operations by 2030, our goal to increase the amount of sustainable finance to support our clients’ efforts at addressing climate change and transition, and our aspiration to achieve net zero GHG emissions across our overall investment and loan portfolio by 2050. See “Item 4.B. Business Overview— SMBC Group’s Approach and Initiatives Towards Sustainability— SMBC Group’s Approach Towards Sustainability and Our Priority Issues.”

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

As a New York Stock Exchange (“NYSE”)-listed company and a registrant with the U.S. Securities and Exchange Commission (“SEC”), under section 404 of the U.S. Sarbanes-Oxley Act of 2002 our management is required to assess the effectiveness of our internal control over financial reporting and disclose whether such internal controls are effective. Our independent registered public accounting firm has to conduct an audit to evaluate and then render an opinion on the effectiveness of our internal control over financial reporting. The Financial Instruments and Exchange Act (“FIEA”) also requires companies listed on a Japanese stock exchange, such as us, to file, together with their annual securities reports required by the FIEA, audited internal control reports assessing the effectiveness of their internal controls over financial reporting.

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

On April 1, 2026, we revised our Vision with a view to the next decade and set out “Globally connected. Rooted in Japan. Your most trusted partner.” “Globally connected” reflects our determination to support customers by connecting cross-border business activities and capital flows, and through that role, to become a player on par with the world’s leading institutions. With “Rooted in Japan,” we aim to contribute most meaningfully to Japan’s growth, to build a solid business foundation by fully demonstrating execution excellence in our home market, and to expand our businesses globally by leveraging that strength. In addition, building on the trust we have established over the years, we continue to deliver new value unique to SMBC Group that goes beyond the traditional boundaries of finance, and strive to become the “most trusted partner” that exceeds expectations from our stakeholders.

After the revision, our Mission, Vision and Five Values are as follows.

Mission

•	We grow and prosper together with our customers, by providing services of greater value to them.

•	We aim to maximize our shareholders’ value through the continuous growth of our business.

•	We create a work environment that encourages and rewards diligent and highly-motivated employees.

•	We contribute to a sustainable society by addressing environmental and social issues.

Vision

•	Globally connected. Rooted in Japan. Your most trusted partner.

Five Values

•	Integrity: As a professional, always act with sincerity and a high ethical standard.

•	Customer First: Always look at it from the customer’s point of view, and provide value based on their individual needs.

•	Proactive & Innovative: Embrace new ideas and perspectives, don’t be deterred by failure.

•	Speed & Quality: Differentiate ourselves through the speed and quality of our decision-making and service delivery.

•	Team “SMBC Group”: Respect and leverage the knowledge and diverse talent of our global organization, as a team.

SMBC Group’s Approach and Initiatives Towards Sustainability

SMBC Group’s Approach Towards Sustainability and Our Priority Issues

We consider climate change, human capital, compliance and cybersecurity to be priority issues in sustainability. For information on the governance aspects, see “Item 6.C. Board Practices,” for information on the risks associated with these issues, see “Item 3.D. Risk Factors,” and “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk,” and for information on cybersecurity, see “Item 16K. Cybersecurity.”

Governance

The supervision and execution concerning risks and opportunities of priority issues in sustainability (climate change, human capital, compliance and cybersecurity) are operated through a robust governance structure.

Supervisory structure

The board of directors is responsible for the oversight of material sustainability-related risks and opportunities. Based on the perspective of making timely and appropriate responses to material sustainability-related risks and opportunities, the board of directors deliberates and decides on basic management policies and other matters, and supervises the execution of duties by corporate executive officers and directors.

In principle, the board of directors meets once a month, and holds meetings from time to time as necessary. The board of directors appropriately exercises its supervisory function by receiving reports on the status of the execution of duties from each internal committee without delay, and on the status of business execution from corporate executive officers, including the Group CxO, in a timely manner.

In addition, the nominating committee, the compensation committee, and the audit committee conduct deliberations and supervision in accordance with their respective authorities governed by applicable laws and ordinances, and internal rules.

Furthermore, the risk committee and the sustainability committee, which we voluntarily established, deliberate on matters set forth in the internal rules, and report to, and advise the board of directors.

Execution structure

Under the board of directors, the Management Committee functions as the top decision-making body with respect to business administration and management supervision of SMBC Group companies, including measures aimed at achieving sustainability.

Strategy

We define three time horizons over which the effects of sustainability-related risks and opportunities could reasonably be expected to materialize: “short-term” (less than one year), “medium-term” (one to three years), and “long-term” (more than three years). These time horizons play an important role in our strategic decision-making. The short-term period aligns with our annual business plan and is used to formulate specific measures for daily business operations and achievements of yearly targets. The medium-term period aligns with our medium-term management plan and is used to formulate strategic measures aimed at sustainable growth and enhancing competitiveness. This period allows us to respond to the changing market environment and make flexible adjustments to our strategies. The long-term period is the period from the next medium-term management plan onwards and serves as a guideline for achieving long-term targets toward the realization of our Vision.

Climate Change

Our transition plan, which systematizes strategies, future targets, and action plans related to climate-related risks and opportunities (the “Transition Plan”), has been established through the Management Committee and the board of directors including the sustainability committee. The Transition Plan is formulated through comprehensive consideration of various climate change scenarios and the results of risk analyses based on them. The progress of the Transition Plan is regularly reported to the Management Committee and the board of directors, which oversee its implementation.

Furthermore, for the realization of the Transition Plan, it is necessary that companies can engage in transition efforts through progress in the development of decarbonization technologies and related laws and markets, and that adequate financing is available to support these initiatives. We review these developments and review the Transition Plan if necessary based on the monitoring results.

Enhancing Risk Analysis. To address the risk of deterioration in customer performance related to climate change, we have conducted scenario analyses and worked to expand the scope of our climate scenario analyses. In the scenario analyses, there are uncertainties regarding both scenarios themselves and the measurement methods used. Therefore, we continue to refine our analytical methods and, if risks are expected to materialize, encourage customers to take appropriate action while striving to reduce our own risks.

Policies for Specific Businesses and Sectors. We have established policies for certain industry sectors considering environment and social factors, which are independently developed based on our internal risk management principles and in accordance with applicable legal requirements and policies.

Portfolio Management. We have set the medium-term sectoral emission targets. In addition to setting the medium-term target, having determined our risk appetite for climate-related risks, we set and manage sectoral emissions as a Risk Appetite Measures.

Environmental and Social Due Diligence. SMBC assesses risks from both environmental and social perspectives for corporate and project-related matters and uses the assessment results as a factor in credit decisions. SMBC also engages with customers based on those results.

Reducing Operational GHG Emissions. We have set a target of achieving net zero GHG emissions in SMBC Group-wide operations by 2030.

Risk-Taking in New Energy and New Technologies. There are various challenges in the practical application of new energy and new technologies essential for decarbonization and many projects fall into a funding gap during the expansion phase. We aim to contribute to accelerating the social implementation of new energy and technologies by actively providing risk capital during phases where funding tends to be insufficient.

Supporting Transition. We have supported our customers’ medium- to long-term transition and technological innovation by engaging in dialogues with customers about practical challenges and solutions for transition support.

Human Capital

Human resource strategy requires a medium- to long-term perspective. Based on the risks currently anticipated, we believe that the key issues can be grouped into three areas: “Talent,” “Culture,” and “Platform.”

In our medium-term management plan through March 2029, we define the following three priority human resource strategies based on these perspectives: (1) Securing professional talent and cultivating strong individuals who grow autonomously; (2) Building teams that embody the “SMBC Group Talent Policy” and fostering a culture of continuous challenge; and (3) Establishing a foundation that maximizes organizational performance.

In addition, we have set Human Capital ROI, which measures value created relative to investment in human capital, and Talent Policy Scores, which assess the extent to which the “SMBC Group Talent Policy” is being realized, as key goal indicators in the medium-term management plan to confirm the sustained improvement in the value created by employees and the effectiveness of human resource strategy.

Securing professional talent and cultivating strong individuals who grow autonomously. To ensure a sufficient pool of professional talent, both in quality and quantity, across all areas necessary to advance our businesses, we focus on two areas: “Strategic talent acquisition and optimal deployment based on talent quality and quantity” and “Autonomous growth and future leader development.”

Building teams that embody the “SMBC Group Talent Policy” and fostering a culture of continuous challenge. Amid rapid changes in the business environment, including shifts in management and increasing diversity in employee values, the importance of “people” remains unchanged.

In order for the SMBC Group’s environment to continue being a place where our employees with various backgrounds can grow and thrive with a sense of unity, our “SMBC Group Talent Policy,” established in April 2023 clearly identifies both “what we expect our employees to be” and our “Employee Value Proposition.” Our employees are expected to “Carry out their responsibilities as professionals,” “Respect others and pursue the best results as a team,” and “Carry on, stay bold even if challenging.” We provide an environment in which employees can express their individuality, contribute to customers and the greater society by leveraging our business foundations, and gain support in their career development and growth. In order to accomplish “Embedding a culture that reflects the ‘SMBC Group Talent Policy,’” we enhance internal and external communications.

In addition, we work on “Building resilient and challenging teams” with the aim of transforming variety into organizational strength, leading to the creation of new value and the enhancement of our corporate value.

Establishing a foundation that maximizes organizational performance. To achieve a robust organizational and management foundation that combines high reproducibility and productivity, we are pursuing the following initiatives: “Establishing productivity-enhancing systems and a competitive human resource framework” and “Establishing an agile, trusted, and stable human resource operating structure.”

Compliance

To address the risks of legal and regulatory violations and reputational harm arising from inadequate responses to financial and other laws and regulations, including anti-money laundering, countering the financing of terrorism and economic sanctions regulations, and to fulfill our social responsibilities and ensure sustainable business operations, we have established a robust framework that includes the following perspectives.

Strengthening of the Compliance Framework. SMBC Group has set forth its “Behavioral Guidelines on Compliance and Risk,” a framework for all SMBC Group employees to exhibit behaviors and actions ensuring adherence to compliance and risk while striving for sustainable business growth and enhancing our corporate and social value.

Customer Information Management. We have established SMBC Group policies that set forth guidelines for the SMBC Group companies regarding the proper protection and use of customer information. SMBC Group companies adhere to these policies in developing frameworks for managing customer information.

Anti-Bribery and Corruption. As a basic policy for the prevention of bribery and corruption, we have formulated the “Management’s Commitment to the Prevention of Bribery and Corruption,” which requires each SMBC Group company to establish a management framework.

Measures for Anti-Money Laundering, Countering the Financing of Terrorism and Adhering to Economic Sanctions. We strictly comply with anti-money laundering, countering the financing of terrorism and economic sanctions regulations by establishing policies and by implementing effective internal control systems in each of SMBC Group companies to ensure that our operations are sound and appropriate. These policies and systems are implemented in accordance with the requirements of the relevant international organizations, and the laws and regulations of relevant countries including Japan in which we have operations.

Response to Anti-Social Forces. We have established a basic policy stipulating that SMBC Group companies unite in establishing and maintaining a system that ensures that we do not have any connection with anti-social forces or related individuals.

Internal Reporting System. To promote self-correction through the early detection and rectification of actions that may violate laws, regulations and internal rules, we have established the “SMBC Group Alarm Line,” an internal reporting system available to our internal stakeholders such as employees of SMBC Group companies and employees that are dispatched by outside service providers who work at SMBC Group companies. We have set up both internal and external channels for this system and have made it widely known to them.

Risk Management

Risks associated with environmental and social issues are managed under the SMBC Group-wide risk management framework. Top Risks, identified as those that could significantly impact management, also include sustainability perspectives.

Management of Climate-related Risks

Identification of Climate-related Risks. From the perspective of environmental and social risks, we regard “Increase in disasters such as large-scale earthquakes, storms and floods,” and “Divide in policy, regulation and social norm on environment and human rights issues” as Top Risks.

We define “environmental and social risks” as risks that environmental and social factors become risk drivers and transmit through various pathways to each risk category, ultimately resulting in losses to the SMBC Group, which include climate-related risks, nature-related risks and human rights risks, and we identify them as risks to be managed.

Based on our definition, regarding climate-related risks, while referring to guidance from financial authorities and others, we systematically organize the transmission channels from climate-related risk drivers, namely physical and transition risks, to each risk category within the SMBC Group, such as credit risk, market risk, and operational risk.

Regarding these risks, based on the evaluation of their likelihood and potential impact, we identify material risks such as: “deterioration in customer performance (credit risk associated with acute and chronic physical risks as well as transition risks).”

Assessment of Climate-related Risks. We conduct a systematic assessment of the identified climate-related risks. Specifically, we evaluate the impacts of physical and transition risks on our operations through risk analysis by sector and scenario analysis using multiple climate scenarios. Based on the results of these analyses, we incorporate the findings into the enhancement of our sector-specific risk management and strategies.

Monitoring of Climate-related Risks. We set sectoral emissions as one of the Risk Appetite Measures that function as benchmarks for risks that we are considering taking and for risk/return, and conduct regular monitoring. In case of any issues with the management of these measures, the Credit & Investment Planning Department, the Sustainability Planning Department and the business units discuss countermeasures and report to the Group Chief Financial Officer (“CFO”), Group Chief Strategy Officer (“CSO”), Group Chief Risk Officer (“CRO”), and Group Chief Sustainability Officer (“CSuO”).

Identification, Assessment, Prioritization, and Monitoring of Climate-related Opportunities. We formulate strategies (basic policies) aimed at creating social value, including climate-related opportunities, based on discussions at the Management Committee, the Sustainability Committee, and other relevant bodies.

Management of Human Capital Related Risks

We identify risks that threaten to significantly impact management as Top Risks. From the perspective of risks related to human capital, we position “difficulty in securing human resources” as one of our Top Risks. For risks related to human capital, we monitor indicators linked to each relevant initiative, including progress against targets and any rapid short-term changes, and take countermeasures as necessary.

Management of Compliance Related Risks

From the perspective of risks related to compliance, we regard “misconduct damaging customer protection and market integrity” and “inadequate preparedness for the anti-money laundering and countering the financing of terrorism framework” as Top Risks. Scenario analysis is not utilized in the identification of these risks. We conduct annual assessments of inherent compliance-related risks and evaluate the status of the compliance framework at SMBC Group companies. For areas identified as high risk based on the results of the assessments, we promote initiatives to enhance the level of sophistication of our compliance framework in the compliance program for the following fiscal year.

In addition, for material compliance matters, we set indicators and thresholds, and conduct monitoring on a monthly and quarterly basis. We regularly report these initiatives to the Compliance Committee, as well as to management and the board of directors, to strengthen governance.

Description of Operations and Principal Activities

Wholesale Business Unit

The Wholesale Business Unit provides comprehensive solutions primarily for corporate clients in Japan that respond to wide-ranging client needs in relation to financing, investment management, risk hedging, settlement, M&A and other advisory services, digital services and leasing services. This business unit mainly consists of the wholesale businesses of SMBC, SMBC Trust Bank, SMFL, SMBC Nikko Securities and Sumitomo Mitsui Card, which merged with SMBC Finance Service Co., Ltd. (“SMBC Finance Service”), formerly a wholly-owned subsidiary of Sumitomo Mitsui Card, in April 2024.

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

The Wholesale Business Unit caters to large corporate clients in their global business activities by leveraging the collective strength of SMBC Group companies. For example, SMBC and SMBC Nikko Securities support the entire deal process of cross-border M&A projects on a collaborative basis. In addition, SMBC and SMBC Nikko Securities further strengthen their capabilities to support customers’ global expansion by leveraging the strategic capital and business alliance with Jefferies Financial Group, Inc., a U.S. investment bank and financial services company.

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

In May 2025, we launched “Trunk,” a digital comprehensive financial service for corporate clients, centered on online accounts and business cards, offering money-related services in an integrated manner, such as streamlining accounting operations, visualizing funds, and supporting cash management. “Trunk” is designed not only to expand conventional functions for accounts and settlements, but also to provide a variety of features, emphasizing the ability to use them quickly and remotely at any time.

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

In April 2024, Sumitomo Mitsui Card merged with SMBC Finance Service which had been Sumitomo Mitsui Card’s wholly-owned subsidiary and conducted credit card, installment (such as shopping credit and automobile loans) and solution (such as collection outsourcing and factoring) businesses. This merger was made for the purpose of enhancing the overall strength of the companies and accelerating our group’s initiatives for cashless payment strategy to address all payment needs of both consumers and merchants.

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

The Retail Business Unit operations are mainly conducted through a large and well-developed branch network. We had a domestic network consisting of 455 SMBC branch offices, 26 SMBC Trust Bank branch offices, 102 SMBC Nikko Securities branch offices and 100 SMBC Consumer Finance unstaffed branch offices at March 31, 2026. For the convenience of individual customers, some SMBC branches operate on weekday evenings and provide wealth management services through arranging consultation sessions on weekends and national holidays. Further, consumer loan promotion offices of SMBC offer housing loan consultation on weekends.

The Retail Business Unit also operates an extensive network of ATMs in Japan. SMBC offers its customers’ access to ATMs, some of which are SMBC’s ATMs and the majority of which are ATMs made available through arrangements with other ATM providers such as convenience store chains. At March 31, 2026, the number of SMBC’s ATMs was 3,909. In addition, SMBC Consumer Finance offers its customers’ access to 215 automatic contract machines and ATMs at March 31, 2026.

This business unit also offers internet banking services for consumers. At March 31, 2026, SMBC’s internet banking services had approximately 23 million registered users. The users are able to transfer funds, perform balance inquiries, make time deposits and foreign currency deposits, and buy and sell investment trusts over the internet with smartphones and computers.

Moreover, in the credit card business, there are approximately 42 million card holders of Sumitomo Mitsui Card at March 31, 2026.

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

Global Business Unit

The Global Business Unit supports the global businesses of a diverse range of clients, such as Japanese companies operating overseas, non-Japanese companies, financial institutions, government agencies, public corporations and retail clients of various countries. This business unit mainly consists of the global businesses of SMBC, SMBC Trust Bank, SMFL, SMBC Nikko Securities and their foreign subsidiaries. At March 31, 2026, we had a global network of 143 overseas offices.

Banking Business

The Global Business Unit provides a variety of tailored products and services to meet customer and market requirements, including loans, deposits, clearing services, trade finance, project finance, loan syndication, derivatives and global cash management services.

SMBC seeks to meet customers’ needs globally, together with the network of our foreign subsidiaries such as SMBC Bank International plc, Sumitomo Mitsui Banking Corporation (China) Limited, PT Bank SMBC Indonesia Tbk (which changed its corporate name from PT Bank BTPN Tbk in October 2024), SMBC MANUBANK (which changed its corporate name from Manufacturers Bank in November 2023), SMBC Bank EU AG, SMFG India Credit Company Limited and our foreign associates, including ACLEDA Bank Plc, Vietnam Prosperity Joint-Stock Commercial Bank, VPBank SMBC Finance Company Limited and YES BANK Limited (“YES BANK”).

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

In May 2025, SMBC sold a part of its shares of The Bank of East Asia, Limited (“BEA”), our commercial banking associate in China. In addition, there were changes in the representation on BEA’s board of directors. As a result, BEA is no longer our associate.

In September 2025, SMBC acquired a 24.2% equity interest in YES BANK, a private commercial bank in India, which became our associate. Subsequently, in October 2025, SMBC acquired an additional 0.7% equity interest in YES BANK. Through this investment, we aim to further accelerate our business in India.

Securities and Derivatives Business

In overseas markets, the Global Business Unit provides services such as equity and fixed income sales and trading, underwriting activities, Japanese stock brokerage, M&A advisory and derivatives through SMBC Nikko Capital Markets Limited, SMBC Bank EU AG, SMBC Nikko Securities America, Inc. and SMBC Capital Markets Inc., which are subsidiaries of SMBC in Europe, Middle East and Africa, and the United States. In addition, this business unit provides services such as equity and fixed income sales and trading, underwriting activities, Japanese stock brokerage, M&A advisory and derivatives through SMBC Nikko Securities (Hong Kong) Limited and SMBC Nikko Securities (Singapore) Pte. Ltd. Together with other SMBC Nikko Securities’ subsidiaries and affiliates, this business unit offers high quality financial services to clients on a global basis. Further, we have been strengthening strategic capital and business alliances with Jefferies Financial Group, Inc., a U.S. investment bank and financial services company, and expanding the business and regions covered by the collaboration.

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

Management Policies

In May 2023, we announced our medium-term management plan, “Plan for Fulfilled Growth” for the three-year period through March 2026. Under the medium-term management plan, we established the following three core policies: “Create Social Value,” “Pursue Economic Value,” and “Rebuild Corporate Infrastructure,” in order to realize “Growth with Quality” by addressing the paradigm shift in our business environment and further evolving our initiatives by leveraging our consolidated capabilities.

During the fiscal year ended March 31, 2026, the final year of the medium-term management plan, we advanced the final stage of initiatives based on the three core policies aiming for “Growth with Quality” as set out in the medium-term management plan. At the same time, we looked ahead to the next medium-term management plan and launched various measures.

On April 1, 2026, we announced our new medium-term management plan for the three-year period through March 2029. In this medium-term management plan, we have set “Aim higher through bold transformation” as our basic policy for realizing our Vision. We seek to accelerate growth by capturing robust business opportunities both in Japan and overseas and we aim to further improve capital efficiency through evolving business models in strategic areas and the transformation of our business portfolio. We also continue to enhance the sophistication of our corporate infrastructure, aiming to reach global top-tier standards over the medium to long term, thereby supporting the development of globally competitive businesses. With respect to the social value creation, an area of focus since the previous medium-term management plan, we further expand our initiatives and seek to contribute to the realization of a society filled with happiness and well-being.

In addition, based on the situation in which the effective use of technology has a major impact on the competitiveness of financial institutions, we intensively pursue IT transformation as a major management priority. By expanding IT investment and enhancing development capabilities, we aim to transform into an organization that fully leverages rapidly evolving technologies, including generative AI.

Business Strategy

In Japan, we aim to expand our customer base and pursue growth that outpaces our competitors by leveraging the competitive advantages of our digital platforms and providing integrated, group-wide solutions. In the overseas business, we aim to improve profitability by strengthening our presence in the capital markets through initiatives including the enhancement of our sales and trading business, the disciplined realization of returns on our investments in Asia, and the fundamental replacement of assets in our overseas corporate lending business. In addition, we focus on expanding capital-efficient, low-capital-intensive businesses such as asset management and transaction banking, on an integrated basis both in Japan and overseas. By prioritizing the allocation of management resources to these key strategic areas, we strive to achieve both earnings growth and higher return on tangible equity (“ROTE”).

In transforming our business portfolio, we optimize resource allocation based on three principles: “Optimize (portfolio optimization),” “Capitalize (maximizing the impact of our business),” and “Build Next Core (laying the foundations for the next phase of growth),” with the aim of building a well-balanced portfolio that is well balanced in terms of profitability, growth, and stability.

Corporate Infrastructure

We foster a corporate culture that values trust and a challenger mindset, while enhancing our global management structure on a group basis and strengthening risk controls in response to changes in our business environment and the expansion of our business areas. In addition, we continue to strengthen our human capital to underpin the steady execution of our growth strategy and focus on maximizing our distinctive strength in execution excellence.

IT Transformation

We aim to undertake a fundamental reform of our IT infrastructure such as the accelerated migration to cloud-based architectures, while also reinforcing our IT-related planning and development capabilities by increasing the number of specialized talent and implementing other related measures. In addition, to further accelerate AI adoption, we expand AI education opportunities for employees, while comprehensively reviewing products and operations in an integrated manner to establish AI-based business processes.

Social Value Creation

To clarify our vision for society and the direction of our initiatives, we established the “SMBC Group Statement on Social Value Creation.” We have also designated “Green Planet,” “Thriving People,” and “Fulfilled Growth” as our material issues. Under the new materiality, we seek to further elevate our social value creation efforts by promoting the proactive participation of each employee and further strengthening our initiatives through our core business activities.

Revenues by Region

The following table sets forth the percentage of our total operating income under IFRS for the fiscal years ended March 31, 2026, 2025 and 2024, based on the total operating income of our offices in the indicated regions. In Japan, we compete with other major Japanese banking groups and financial service providers. Outside Japan, we mainly compete with global financial institutions in the Americas, Europe and Middle East, and Asia and Oceania.

	For the fiscal year ended March 31,
	2026	2025	2024
Region:
Japan	43%	29%	36%
Foreign:
Americas	26%	34%	29%
Europe and Middle East	12%	9%	10%
Asia and Oceania (excluding Japan)	19%	28%	25%

Total	100%	100%	100%

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

From April 1, 2025 to March 31, 2026, the DIC received annual insurance premiums from member deposit-taking institutions amounting to 0.022% of deposits primarily for payment and settlement purposes and 0.014% of deposits for other deposits, and from April 1, 2026, they amounted to 0.018% and 0.011%, respectively.

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

Base Erosion and Profit Shifting (BEPS)

In July 2013, the Organization for Economic Co-operation and Development (“OECD”) published the Action Plan on Base Erosion and Profit Shifting (“BEPS”) in order to prevent exploiting of gaps and mismatches in tax rules and artificial shifting of profits to low or no-tax locations. In October 2015, the OECD published the final package of measures for a comprehensive, coherent and coordinated reform of the international tax rules for 15 key areas. These measures would apply once they are implemented either in domestic laws or in the network of bilateral tax treaties. Some of the deliverables published by the OECD have been partially reflected in Japanese tax regulations by the tax reforms adopted from 2015 to 2026 and in certain several bilateral tax treaties to which Japan is a party through the implementation of the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting in Japan.

In October 2021, 136 countries agreed to the OECD/G20 Inclusive Framework on BEPS (“IF”), which stipulates a two-pillar solution. Pillar 2 is to ensure minimum level of taxation of at least 15% (global minimum taxation). In accordance with the IF, the Income Inclusion Rule (“IIR”) of Pillar 2 was introduced as part of Japan’s 2023 and 2024 tax reforms and it became effective for the fiscal year commencing on or after April 1, 2024. The IIR stipulates that a constituent entity (“CE”) of a multinational enterprise group (“MNE Group”) that meets the consolidated revenue threshold is subject to an additional tax if the effective tax rate in the low-tax jurisdiction for any CE of the MNE Group is below the minimum tax rate of 15%. The Qualified Domestic Minimum Top-up Tax (“QDMTT”) of Pillar 2 was also introduced as part of Japan’s 2025 tax reform and it became effective for the fiscal year commencing on or after April 1, 2026. The QDMTT operates to increase domestic tax liability to the minimum tax rate of 15% on certain qualifying profits earned by CEs that are either Japanese corporations or non-Japanese corporations having a permanent establishment within Japan.

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

Regulations in the United States

As a result of our operations in the United States, the Company and SMBC are subject to extensive federal and state banking and securities supervision and regulation. The Company’s and SMBC’s activities in the United States are executed through various branches, representative offices and legal entities, including state-licensed SMBC branches in Los Angeles, San Francisco and New York, as well as representative offices and other operations based in Washington, D.C., Houston, Dallas, Silicon Valley, Charlotte, Jersey City and White Plains, New York. SMBC also controls a U.S. banking subsidiary, SMBC MANUBANK (formerly, Manufacturers Bank), and a U.S. broker-dealer subsidiary, SMBC Nikko Securities America, Inc.

The Company and SMBC have established a U.S. bank holding company, SMBC Americas Holdings, Inc. (“SMBCAH”), a wholly-owned direct subsidiary of SMBC. SMBCAH is currently the holding company for SMBC MANUBANK, SMBC Nikko Securities America, Inc. and certain other U.S. subsidiaries. The establishment of SMBCAH enhances the Company’s and SMBC’s U.S. corporate governance capabilities by centralizing the supervision and management of our U.S. operations and bringing together our primary U.S.-based banking, securities, capital markets and other subsidiaries under the new holding company.

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

The Company, SMBC and SMBCAH are bank holding companies by virtue of their ownership of SMBC MANUBANK, and as such are subject to the Bank Holding Company Act. The Company and SMBC are also subject to the Bank Holding Company Act due to SMBC maintaining branches in the United States. The Company, SMBC and SMBCAH are subject to regulation, supervision and examination by the Federal Reserve Board as their U.S. “umbrella supervisor,” and are required to serve as sources of financial strength to SMBC MANUBANK.

Restrictions on Business Activities

The Bank Holding Company Act prohibits, in principle, the bank holding company (here, the Company and SMBC) from engaging in, either directly or through their subsidiaries, activities outside of (i) banking activities, (ii) managing or controlling banks and other subsidiaries authorized under the Bank Holding Company Act, or (iii) activities closely related to banking, or managing or controlling banks as to be a proper incident thereto. However, if a bank holding company meets certain requirements and obtains the status of a financial holding company, it can also engage, either directly or through its nonbank subsidiaries, in the United States and abroad, in financial activities, either de novo or by acquisition, by providing after-the-fact notice to the Federal Reserve Board. In this regard, the following are examples of activities that are financial in nature under applicable regulations and do not necessarily reflect activities in which we currently engage.

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

The Company, SMBC and SMBCAH have all elected to be treated as financial holding companies. The Company, SMBC, SMBCAH and SMBC MANUBANK, as our U.S. insured depository institution subsidiary, are required to be “well capitalized” and “well managed,” including maintenance of examination ratings that are at least satisfactory, in order for the Company, SMBC, and SMBCAH to continue to be treated as financial holding companies. Failure to meet standards to maintain our status as a financial holding company may result in restrictions on our activities and may ultimately permit the Federal Reserve to take enforcement actions against us and restrict our ability to engage in activities defined to be financial in nature. In April 2019, SMBC and its New York branch entered into a written agreement with the Federal Reserve Bank of New York requiring SMBC and its New York branch to address certain deficiencies relating to the New York branch’s anti-money laundering and economic sanctions compliance program. SMBC and its New York branch had been required, among other things, to implement corrective measures and submit periodic progress reports to the Federal Reserve Bank of New York. The written agreement was terminated in September 2025. Currently, under the Bank Holding Company Act, we are subject to restrictions on our ability to engage in new activities or acquire shares or control of other businesses in the United States.

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

The Federal Reserve Board has adopted rules that apply enhanced prudential standards to large foreign banking organizations (“EPS Rules”), including us. The EPS Rules require certain foreign banking organizations, such as us, to certify that they are subject to home country capital standards that are broadly consistent with the Basel capital framework, including Basel III; conduct home country capital stress tests that are comparable to U.S. standards; comply with certain liquidity requirements, including, among other things, a U.S. liquidity buffer requirement for its U.S. branches and agencies based on the results of internal liquidity stress testing; and establish a U.S. risk committee that periodically reviews the risk management policies and oversees the risk management framework of its U.S. operations. The EPS Rules also require foreign banking organizations with combined U.S. assets (excluding assets held by its U.S. branches and agencies) of $50 billion or more to establish a separately capitalized top-tier U.S. intermediate holding company. SMBCAH has prepared to become the intermediate holding company for this requirement.

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

In August 2023, the U.S. federal banking agencies issued a joint NPR on long-term debt (“LTD”) requirements that would make limited amendments to the existing U.S. total loss-absorbing capacity (“TLAC”) rules and would extend the LTD and clean-holding company portions of the Federal Reserve’s existing TLAC rule for U.S. G-SIBs and U.S. intermediate holding companies of foreign G-SIBs to all large banking organizations with U.S.$100 billion or more in total assets (which would include SMBCAH, if SMBCAH became designated as our U.S. intermediate holding company for purposes of the Federal Reserve’s EPS Rule), subject to only a few amendments to the existing U.S. TLAC rule and with no material differences between the

TLAC and LTD requirements applicable to G-SIBs and non-G-SIBs. The timing and content of any final rule, and the potential effects of any final rule, remain uncertain.

In March 2026, the U.S. federal bank regulatory agencies issued two Notices of Proposed Rulemaking (“NPRs”) for the implementation of the Final Basel III reforms in the U.S. If adopted as proposed, the first NPR would implement the most wide-ranging and significant changes to the U.S. capital rules since 2013, requiring Category I-II banking organizations and their depository institution subsidiaries to calculate risk-weighted assets under a new, more risk sensitive, approach, referred to as the “Expanded Risk-Based Approach.” The second NPR would implement significant revisions to the standardized approach, permit banking organizations to opt-into the Expanded Risk-Based Approach and require Category III and IV banking organizations to recognize certain items of accumulated other comprehensive income in regulatory capital, subject to a five-year phase-in period. If SMBCAH became designated as our U.S. intermediate holding company for purposes of the EPS Rules (because it passed the applicable asset threshold thereunder), then under the proposal, SMBCAH and its depository institution subsidiaries would be subject to minimum capital requirements and buffer requirements based on capital ratios determined under the revised standardized approach or, at SMBCAH’s option, the Expanded Risk-Based Approach.

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

In February 2025, President Trump issued a National Security Presidential Memorandum (NSPM-2) that directed U.S. government agencies to implement a “maximum pressure” sanctions enforcement policy against Iran. During 2025 and the first half of 2026, the U.S. government sanctioned a number of Iranian and non-Iranian persons for involvement in the purchase or transportation of Iranian oil and other activities of concern in furtherance of this policy and in connection with military conflict between the United States and Iran in 2026. In June 2026, the United States and Iran entered into a Memorandum of Understanding (MoU) intended to terminate the military conflict and establish a framework for further negotiations. Under the MoU, the United States has agreed to temporarily refrain from imposing additional sanctions on Iran and to issue sanctions waivers permitting certain Iranian oil and related product sales, together with certain associated services, with further easing of sanctions potentially to follow subject to conclusion of a final agreement and Iranian adherence to its commitments under the MoU and any final agreement. The full scope and specific details of both the interim and potential permanent sanctions relief are uncertain at this time.

U.S. Sanctions Relating to Russia and Ukraine

In response to Russia’s aggression against Ukraine in February 2022, the U.S. government has imposed significant sanctions and export control measures targeting Russia. In broad terms, the U.S. restrictions enacted to date include: territorial embargoes on the Donetsk People’s Republic and Luhansk People’s Republic regions of Ukraine, prohibitions on trade in certain goods and services between the United States and Russia and new investment in Russia by U.S. persons, asset blocking sanctions on a number of Russian individuals and entities, restrictions on transactions involving certain Russian financial institutions and Russia’s Central Bank, National Wealth Fund, and Ministry of Finance, and restrictions on dealing in Russian sovereign debt and debt or equity of certain Russian companies. In December 2023, President Biden issued Executive Order 14114, which authorizes the imposition of sanctions on non-U.S. financial institutions that engage in significant transactions involving persons sanctioned by the U.S. government for operating in the technology, defense and related materiel, construction, aerospace, or manufacturing sectors of the Russian Federation economy or involving Russia’s military-industrial base. In June 2024, the U.S. Treasury Department announced that it was broadening the definition of Russia’s military-industrial base to include all persons blocked pursuant to Executive Order 14024, meaning that non-U.S. financial institutions risk being sanctioned for conducting or facilitating significant transactions, or providing any service, involving such blocked persons. While the Trump administration has signaled some openness to easing Russia-related sanctions in connection with efforts to reach a political resolution to the conflict in Ukraine, it is unclear when or if this may occur, and it is also possible that additional or expanded sanctions may be imposed in the future. The 2022 and 2023 Russia-related sanctions are in addition to sanctions previously enacted by the U.S. government in response to Russia’s 2014 annexation of Crimea, including those under the U.S. Ukraine-/Russia-Related Sanctions Regulations, the Ukraine Freedom Support Act of 2014 (signed into law on December 18, 2014), as amended by the Countering America’s Adversaries Through Sanctions Act of 2017 (signed into law in August 2017) (the “UFSA” ), and “sectoral” sanctions on the financial, energy and defense sectors of the Russian economy. The UFSA mandates prohibitions or strict limitations on the opening or maintaining of correspondent or payable-through accounts in the United States by non-U.S. financial institutions determined by the U.S. government (i) to have knowingly engaged in on or after December 18, 2014 in significant transactions involving certain activities described in the Act, including those involving individuals or entities on whom sanctions are imposed pursuant to the Act for making a significant investment in a project for the extraction of deepwater, Arctic offshore or shale formation crude oil in Russia, or (ii) to have knowingly facilitated, on or after June 16, 2015, a significant financial transaction on behalf of any Russian individual or entity included on the SDN List pursuant to Ukraine-related sanction programs.

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

In response to concerns that companies linked to the Chinese military have used access to U.S. capital markets to improve Chinese military and intelligence capabilities, in November 2020, during his first term, President Trump issued Executive Order 13959, which was subsequently amended in January 2021 by Executive Order 13974. In June 2021, President Biden issued Executive Order 14032, which further amended Executive Order 13959 to rescind the Trump administration sanctions and replace them with similar restrictions applicable to a modified list of Chinese companies operating in the defense or surveillance technology sectors of the Chinese economy. As amended by Executive Order 14032, Executive Order 13959 prohibits U.S. persons from purchasing or selling publicly traded securities issued by the companies named in the Annex to or designated pursuant to the order, as well as publicly traded securities that are derivatives of or provide investment exposure to such securities. The amended order’s prohibitions became effective in August 2021 with respect to securities of or linked to companies named in the Annex to the order, and will take effect 60 days after the date of listing for companies named pursuant thereto. Executive Order 13959, as amended, provides a 365-day period from the date of the relevant company’s listing in or pursuant to the order during which U.S. persons may purchase or sell affected securities for purposes of divestment. In February 2025, President Trump issued a memorandum concerning his “America First Investment Policy” that, among other things, directed U.S. government agencies to evaluate whether additional sanctions pursuant to Executive Order 13959, as amended, are appropriate.

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

Disclosure Pursuant to Section 13(r) of the Securities Exchange Act of 1934

Section 13(r) of the Securities Exchange Act of 1934, as amended, requires an issuer to disclose whether it or any of its affiliates knowingly engaged in certain activities or transactions relating to Iran or with individuals or entities designated by the U.S. government under specified Executive Orders, even if those activities are not prohibited by U.S. law and are conducted outside the United States by non-U.S. affiliates. During the fiscal year ended March 31, 2026, SMBC, an affiliate of SMFG engaged in activities subject to disclosure under Section 13(r). SMBC conducted these activities consistent with its internal policies and procedures, the policies and procedures of SMFG, and applicable laws and regulations, and to the extent they are not sanctionable under U.S. secondary sanctions. SMBC has discontinued activities that have become impermissible or subject to secondary sanctions as a result of changes in applicable laws and regulations.

SMBC provided remittance and other settlement services in connection with customers’ trade transactions between Japan and Iran. These transactions principally involved the exportation of civilian commercial products including medical devices from Japan and were conducted with an Iranian bank owned by the Government of Iran. These transactions did not involve entities or other persons listed on the SDN List at the time of the transaction and did not involve the settlement of U.S. dollar-denominated payments cleared through U.S. banks. SMBC has informed SMFG that it intends to continue to engage in these types of transactions only to the extent permitted under applicable regulations and to the extent they are not sanctionable under U.S. secondary sanctions. For the fiscal year ended March 31, 2026, the gross revenue related to these transactions was ¥0.6 million, representing less than 0.0001% of SMFG’s total interest and fee income. SMFG does not allocate direct costs to interest and fee income and therefore does not calculate net profits with respect to these transactions.

SMBC has issued performance bonds and advance payment bonds that supported various projects, including the construction of petroleum plants in Iran. Some of these bonds had counterparties that were entities controlled by the Government of Iran. Some of these bonds have matured, and SMBC has not renewed and will not renew them unless permitted under applicable regulations and to the extent they are not sanctionable under U.S. secondary sanctions, but SMBC continues to have obligations under the matured performance bonds until they are returned or cancelled by the beneficiaries. SMBC has also received fees from its customers on whose behalf it issued the performance bonds. For the fiscal year ended March 31, 2026, the gross revenue relating to these transactions was ¥0.5 million, representing less than 0.0001% of SMFG’s total interest and fee income. As noted above, SMFG does not allocate direct costs to interest and fee income and therefore does not calculate net profits with respect to these transactions. SMBC has informed SMFG that it intends to continue to accept fee income from its customers for whose account the performance bonds were issued and to pay the relevant fees to the Iranian banks, to the extent authorized by the Ministry of Finance of Japan or otherwise permitted under applicable regulations, until the bonds are returned or cancelled. However, SMBC strongly urges the relevant customers to ask the beneficiaries to agree to return or cancel the matured performance bonds.

SMBC has frozen the U.S. dollar accounts of all Iranian banks. SMBC has frozen Japanese yen accounts of government-owned Iranian banks, including an account for the Central Bank of Iran; all such accounts were frozen at the time of the designation of the relevant bank under Executive Order 13224 or 13902, as applicable. Certain transactions described in this disclosure were conducted through the use of one of such accounts prior to the designation of the relevant bank under Executive Order 13902. These transactions were conducted in accordance with Japanese law, and we do not believe that the transactions were sanctionable under U.S. sanctions that were in effect at the time the transactions occurred. SMBC has discontinued activities that have become impermissible or subject to secondary sanctions as a result of changes in applicable laws and regulations, including transactions involving the Central Bank of Iran whose account has been frozen. The gross revenue attributable to the accounts of government-owned Iranian banks for the fiscal year ended March 31, 2026, was ¥39.4 million, representing about 0.0005% of SMFG’s total interest and fee income. SMFG does not allocate direct costs to interest and fee income and therefore does not calculate net profits with respect to these transactions. SMBC has informed SMFG that it intends to continue to maintain the Iranian accounts described above only to the extent permitted under applicable laws and regulations and to the extent the activities are not targeted by secondary sanctions.

Separately, a non-U.S. affiliate of SMFG has informed SMFG that two of its individual customers were placed on the SDN List pursuant to one of the specified Executive Orders during the fiscal year ended March 31, 2026. Pursuant to its policies and procedures, the affiliate took steps to promptly restrict the customers’ accounts, including by postponing transactions. Between the date of designation on the SDN List and prior to the customers’ accounts being restricted, the affiliate processed several domestic transactions for one of the customers, with an aggregate transaction amount of approximately ¥12 million. The transactions were conducted by the affiliate outside of the United States and resulted in no measurable gross revenue for SMFG, which accounts for the affiliate using the equity method. The affiliate informed SMFG that, while it is currently unable to terminate the relevant customer relationships under applicable local laws and regulations, any account activity, if arising, will be handled under strict control measures in accordance with regulatory requirements. The affiliate does not intend to facilitate any new transactions for these customers and intends to proceed with terminating such relationships when legally and practically feasible.

As of the date of this annual report, to our knowledge, there is no other activity for the fiscal year ended March 31, 2026 that requires disclosure under Section 13(r) of the Securities Exchange Act of 1934.

4.C. ORGANIZATIONAL STRUCTURE

The following chart presents our corporate structure summary at March 31, 2026.

| | | | Business Segments(2) | | | | |
|---|---|---|---|---|---|---|---|
| | | | Wholesale Business Unit | Retail Business Unit | Global Business Unit | Global Markets Business Unit | Head office account and others |
| Sumitomo Mitsui Financial Group, Inc. | Commercial Banking | (Domestic) | | | | | |
| | | Sumitomo Mitsui Banking Corporation (SMBC) | ○ | ○ | ○ | ○ | ○ |
| | | SMBC Trust Bank Ltd. | ○ | ○ | ○ | | ○ |
| | | SMBC Guarantee Co., Ltd. (Credit guarantee) | | ○ | | | |
| | | PayPay Bank Corporation(1) (Internet banking) | | ○ | | | |
| | | (Foreign) | | | | | |
| | | SMBC Bank International plc | | | ○ | ○ | |
| | | Sumitomo Mitsui Banking Corporation (China) Limited | | | ○ | ○ | |
| | | PT Bank SMBC Indonesia Tbk | | | ○ | | |
| | | SMBC Americas Holdings, Inc. (Bank holding company) | | | ○ | | |
| | | SMBC MANUBANK | | | ○ | | |
| | | Banco Sumitomo Mitsui Brasileiro S.A. | | | ○ | | |
| | | JSC Sumitomo Mitsui Rus Bank | | | ○ | | |
| | | SMBC Bank EU AG | | | ○ | ○ | |
| | | Sumitomo Mitsui Banking Corporation Malaysia Berhad | | | ○ | ○ | |
| | | YES BANK LIMITED(1) | | | | | ○ |
| | | ACLEDA Bank Plc.(1) | | | ○ | | |
| | | Vietnam Prosperity Joint-Stock Commercial Bank(1) | | | ○ | | |
| | | Rizal Commercial Banking Corporation(1) | | | ○ | | |
| | Leasing | (Domestic) | | | | | |
| | | Sumitomo Mitsui Finance and Leasing Company, Limited(1) | ○ | | ○ | | |
| | | Sumitomo Mitsui Auto Service Company, Limited(1) | ○ | | ○ | | |
| | | (Foreign) | | | | | |
| | | SMBC Leasing and Finance, Inc. | | | ○ | | |
| | | SMBC Aviation Capital Limited(1) | | | ○ | | |
| | Securities | (Domestic) | | | | | |
| | | SMBC Nikko Securities Inc. | ○ | ○ | ○ | ○ | ○ |
| | | (Foreign) | | | | | |
| | | SMBC Nikko Securities America, Inc. | | | ○ | ○ | |
| | | SMBC Nikko Capital Markets Limited | | | ○ | ○ | ○ |
| | Consumer Finance | (Domestic) | | | | | |
| | | Sumitomo Mitsui Card Company, Limited (Credit card) | ○ | ○ | | | |
| | | SMBC Consumer Finance Co., Ltd. (Consumer lending) | | ○ | | | |
| | | POCKET CARD CO., LTD.(1) (Credit card) | | ○ | | | |
| | | (Foreign) | | | | | |
| | | VPBank SMBC Finance Company Limited(1) (Consumer lending) | | | ○ | | |
| | Others | (Domestic) | | | | | |
| | | JRI Holdings, Limited(3) (Business management) | | | | | ○ |
| | | The Japan Research Institute, Limited(3) (System development, data processing, management consulting and economic research) | | | | | ○ |
| | | Sumitomo Mitsui DS Asset Management Company, Limited (Investment management, and investment advisory and agency) | | | | | ○ |
| | | CCC MK HOLDINGS Co., Ltd.(4) (Reward points programs and advertising and marketing services) | | ○ | | | |
| | | Alternative Investment Capital Limited (Investment management and investment advisory) | ○ | | | | |
| | | SMBC Venture Capital Co., Ltd. (Venture capital) | ○ | | | | |
| | | SMBC Consulting Co., Ltd. (Management consulting and information services) | ○ | | | | |
| | | Japan Pension Navigator Co., Ltd. (Operational management of defined contribution pension plans) | | ○ | | | |
| | | SAKURA KCS Corporation(1) (System engineering and data processing) | | | | | ○ |
| | | JSOL Corporation(1) (System development and data processing) | | | | | ○ |
| | | Sakura Information Systems Co., Ltd.(1) (System engineering and data processing) | | | | | ○ |
| | | (Foreign) | | | | | |
| | | SMBC Capital Markets, Inc. (Derivatives) | | | ○ | ○ | ○ |
| | | TT International Asset Management Ltd (Investment management, and investment advisory and agency) | | | | | ○ |
| | | SMFG India Credit Company Limited (Financial services) | | | ○ | | |

(1)	These companies are our associates or joint ventures.
(2)	Chart indicates the classification of SMBC Group companies into each of SMBC Group-wide business segments.

(3)	The Japan Research Institute, Limited merged with JRI Holdings, Limited and Nikko Systems Solutions Ltd., our subsidiary, on April 1, 2026.
(4)	CCC MK HOLDINGS Co., Ltd. changed its corporate name to V POINT MARKETING Co., Ltd. on April 1, 2026.

As the ultimate holding company of the SMBC Group, we are responsible for:

•	group strategy and management;

•	group resource allocation;

•	group financial accounting;

•	investor relations;

•	capital strategy;

•	group IT strategy;

•	HR management for group executives;

•	group risk management, internal control and compliance;

•	compensation schemes; and

•	efficiently harmonizing our operations on an SMBC Group-wide basis.

Principal Subsidiaries

Our principal subsidiaries at March 31, 2026 are shown in the list below. We consolidate all entities that we control. We control an entity when we are exposed, or have rights, to variable returns from our involvement with the entity and have the ability to affect those returns through our power over the entity.

Principal domestic subsidiaries

Company Name	Proportion of Ownership Interest(1)	Proportion of Voting Rights(1)	Main Business
	(%)	(%)
Sumitomo Mitsui Banking Corporation	100.0	100.0	Commercial banking
SMBC Trust Bank Ltd.	100.0	100.0	Trust Banking
SMBC Guarantee Co., Ltd.	100.0	100.0	Credit guarantee
SMBC Nikko Securities Inc.	100.0	100.0	Securities
Sumitomo Mitsui Card Company, Limited	100.0	100.0	Credit card
SMBC Consumer Finance Co., Ltd.	100.0	100.0	Consumer lending
JRI Holdings, Limited(2)	100.0	100.0	Business management
The Japan Research Institute, Limited(2)	100.0	100.0	System development, data processing, management consulting and economic research
Sumitomo Mitsui DS Asset Management Company, Limited	50.1	50.1	Investment management, and investment advisory and agency
CCC MK HOLDINGS Co., Ltd. (3)	80.0	80.0	Reward points programs and advertising and marketing services
Alternative Investment Capital Limited	60.0	60.0	Investment management and investment advisory
SMBC Venture Capital Co., Ltd.	100.0	100.0	Venture capital
SMBC Consulting Co., Ltd.	98.3	98.3	Management consulting and information services
Japan Pension Navigator Co., Ltd.	69.7	69.7	Operational management of defined contribution pension plans

(1)	Percentages of proportion of ownership interest and proportion of voting rights have been truncated.
(2)	The Japan Research Institute, Limited merged with JRI Holdings, Limited and Nikko Systems Solutions Ltd., our subsidiary, on April 1, 2026.
(3)	CCC MK HOLDINGS Co., Ltd. changed its corporate name to V POINT MARKETING Co., Ltd. on April 1, 2026.

Principal foreign subsidiaries

Company Name	Country of Incorporation	Proportion of Ownership Interest(1)	Proportion of Voting Rights(1)		Main Business
		(%)	(%)
SMBC Bank International plc	U.K.	100.0	100.0		Commercial banking
Sumitomo Mitsui Banking Corporation (China) Limited	China	100.0	100.0		Commercial banking
PT Bank SMBC Indonesia Tbk	Indonesia	98.5	91.0	(2)	Commercial banking
SMBC Americas Holdings, Inc.	U.S.A.	100.0	100.0		Bank holding company
SMBC MANUBANK	U.S.A.	100.0	100.0		Commercial banking
Banco Sumitomo Mitsui Brasileiro S.A.	Brazil	100.0	100.0		Commercial banking
JSC Sumitomo Mitsui Rus Bank	Russia	100.0	100.0		Commercial banking
SMBC Bank EU AG	Germany	100.0	100.0		Commercial banking
Sumitomo Mitsui Banking Corporation Malaysia Berhad	Malaysia	100.0	100.0		Commercial banking
SMBC Leasing and Finance, Inc.	U.S.A.	100.0	100.0		Leasing
SMBC Nikko Securities America, Inc.	U.S.A.	100.0	100.0		Securities
SMBC Nikko Capital Markets Limited	U.K.	100.0	100.0		Securities
SMBC Capital Markets, Inc.	U.S.A.	100.0	100.0		Derivatives
TT International Asset Management Ltd	U.K.	100.0	100.0		Investment management, and investment advisory and agency
SMFG India Credit Company Limited	India	100.0	100.0		Financial services

(1)	Percentages of proportion of ownership interest and proportion of voting rights have been truncated.
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

4.D. PROPERTY, PLANT AND EQUIPMENT

We own or lease the land and buildings in which we conduct our business. Most of the property that we operate in Japan is owned by us to be used by our branches. In contrast, our international operations are conducted out of leased premises. Our head office building in Marunouchi is leased from a third party. Our largest property is SMBC’s East Tower in Marunouchi, with a net carrying value of ¥161 billion, including the land and building, at March 31, 2026.

The following table shows the net carrying amount of our tangible fixed assets at March 31, 2026.

At March 31, 2026
(In millions)
Land	¥469,978
Buildings	353,564
Right of use assets	351,613
Others	195,415

Total	¥1,370,570

For further information, refer to Note 12 “Property, Plant and Equipment” to our consolidated financial statements included elsewhere in this annual report.

The total area of land related to our material office and other properties at March 31, 2026 was approximately 531,000 square meters for owned land and approximately 13,000 square meters for leased land.

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

The Japanese economy as a whole, recovered during the fiscal year ended March 31, 2026, primarily due to an increase in private consumption, supported by gradual improvements in the employment and income conditions, although heightened tensions in the Middle East increased uncertainty over the economic outlook toward the end of the fiscal year.

Japanese gross domestic product (“GDP”) increased by 0.8% for the fiscal year ended March 31, 2026, compared with an increase of 0.5% in the previous fiscal year, based on data published in June 2026 by the Cabinet Office of the Government of Japan. The consumer price index for Japan (all items, less fresh food) (“CPI”) for the fiscal year ended March 31, 2026, showed an increase of 2.7% which is the same as the previous fiscal year, and the CPI in March 2026 increased by 1.8% compared to March 2025, based on data published in April 2026 by the Statistics Bureau of Japan.

The following table presents the quarter-on-quarter growth rates of Japanese GDP for the fiscal years ended March 31, 2025 and 2026.

	For the fiscal year ended March 31,
	2025				2026
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
Japanese GDP	(0.0%)	0.7%	0.3%	0.5%	0.3%	(0.6%)	0.2%	0.5%

Japanese GDP increased by 0.3% on a quarter-on-quarter basis for the first quarter of the fiscal year ended March 31, 2026, primarily due to an increase in private consumption supported by gradual improvements in the employment and income conditions, and an increase in exports of IT-related goods. However, it decreased by 0.6% on a quarter-on-quarter basis for the second quarter of the fiscal year ended March 31, 2026, primarily due to a decrease in private residential investments, and a decrease in exports of goods and services reflecting the introduction of higher U.S. tariffs, which were partially offset by an increase in private consumption. Japanese GDP increased by 0.2% on a quarter-on-quarter basis for the third quarter of the fiscal year ended March 31, 2026. This was primarily due to an increase in capital investments by businesses, supported by demand for AI- and labor saving-related investments. Japanese GDP increased by 0.5% on a quarter-on-quarter basis for the fourth quarter of the fiscal year ended March 31, 2026, primarily due to an increase in exports of goods and services.

The employment situation as a whole, improved gradually. The active job openings-to-applicants ratio published by the Ministry of Health, Labour and Welfare of Japan remained almost unchanged for the fiscal year ended March 31, 2026. According to the statistical data published by the Statistics Bureau of Japan, the unemployment rate was 2.7% in March 2026, an increase of 0.2 percentage points from the same month of the previous year. The compensation of employees increased by 0.7% for the fiscal year ended March 31, 2026.

Further, according to Teikoku Databank, a research institution in Japan, there were approximately 10,400 corporate bankruptcies in Japan for the fiscal year ended March 31, 2026, an increase of 3.5% from the previous fiscal year, involving approximately ¥1.6 trillion in total liabilities, a decrease of 31.0% from the previous fiscal year.

Interest rates in Japanese financial and capital markets are affected by the monetary policy measures of the Bank of Japan (“BOJ”). In January 2016, in addition to the existing provision of ample funds, the BOJ announced the introduction of “quantitative and qualitative monetary easing with a negative interest rate.” Thereafter, the BOJ announced the introduction of a new policy framework, “quantitative and qualitative monetary easing with yield curve control” in September 2016. Under this policy framework, the BOJ would keep short-term interest rates down by maintaining its policy of applying a negative interest rate of minus 0.1% to certain excess reserves of financial institutions held at the BOJ. Moreover, the BOJ indicated it would purchase Japanese government bonds so that the yield of the 10-year Japanese government bonds would be close to around 0% to control long-term interest rates. In December 2022, in light of increased observed volatility in overseas financial and capital markets that affected markets in Japan, the BOJ expanded the range of 10-year Japanese government bonds yield fluctuations to between plus and minus 0.5%. In October 2023, the BOJ announced adjustments to its yield curve control policy and would regard the upper bound of 1.0% for 10-year Japanese government bonds yields as a reference in its market operations. Thereafter, in March 2024, the BOJ announced its conclusion that the policy frameworks of “quantitative and qualitative monetary easing with yield curve control” and the negative interest rate policy to date had fulfilled their roles based on its outlook toward the price stability target. In addition, the BOJ stated that it would encourage the uncollateralized overnight call rate to remain at around 0% to 0.1%, continue its long-term Japanese government bonds purchases with broadly the same amount as before and make nimble responses by further purchases of long-term Japanese government bonds in case of a rapid rise in long-term interest rates. In June 2024, the BOJ announced that it would reduce its purchase amount of long-term Japanese government bonds after the July 2024 Monetary Policy Meeting. This was to ensure that long-term interest rates would be formed more freely in financial markets. Subsequently, in July 2024, the BOJ stated that it would encourage the uncollateralized overnight call rate to remain at around 0.25% and had decided on a plan to reduce its monthly purchase amount of long-term Japanese government bonds by about ¥400 billion each calendar quarter, in principle, from about ¥5.7 trillion in July 2024 to about ¥3 trillion in January-March 2026. In January 2025, the BOJ stated that it would encourage the uncollateralized overnight call rate to remain at around 0.5%. On June 17, 2025, the BOJ stated that it had decided on a plan to reduce its monthly purchase amount of long-term Japanese government bonds by about ¥200 billion each calendar quarter, in principle, from April-June 2026, so that it would be about ¥2 trillion in January-March 2027. On December 19, 2025, the BOJ stated that it would encourage the uncollateralized overnight call rate to remain at around 0.75%. Under such circumstances, the uncollateralized overnight call rate, which is the benchmark for short-term interest rates, was around 0.7% at March 31, 2026. The yield on newly issued 10-year Japanese government bonds, which is the benchmark for long-term interest rates, was around 2.3% at March 31, 2026. On June 16, 2026, the BOJ stated that it would encourage the uncollateralized overnight call rate to remain at around 1.0% and that the amount of its monthly purchases of long-term Japanese government bonds would be about ¥2 trillion from April 2027.

The yen depreciated against the U.S. dollar from ¥149.14 at March 31, 2025 to ¥159.63 at March 31, 2026, according to the statistical data published by the BOJ.

The Nikkei Stock Average, which is a price-weighted average of 225 stocks listed on the Tokyo Stock Exchange, rose from ¥35,617.56 at March 31, 2025, to ¥51,063.72 at March 31, 2026 and subsequently rose to ¥71,250.06 at June 19, 2026.

According to a report published by the Ministry of Land, Infrastructure, Transport and Tourism of Japan, the average residential land price and the average commercial land price in Japan increased by 2.1% and 4.3%, respectively, in the calendar year 2025.

During the fiscal year ended March 31, 2026, the global economy as a whole, recovered gradually, although certain countries’ economies remained weak, reflecting increased uncertainty over the economic outlook toward the end of the fiscal year caused by heightened tensions in the Middle East.

The U.S. economy recovered during the first half of the fiscal year ended March 31, 2026, primarily due to an increase in private consumption supported by higher asset values, such as rising stock prices. However, the pace of the recovery slowed down in the second half of the fiscal year, primarily due to a decrease in government spending resulting from the U.S. federal government shutdown and stagnant private consumption affected by worsening employment conditions, although capital investments by businesses increased, supported by AI-related demand. The European economy continued to recover during the fiscal year ended March 31, 2026, primarily due to an increase in private consumption supported by favorable employment and income conditions, although exports of goods and services decreased due to the introduction of higher U.S. tariffs. In Asia, the Chinese economy slowed down during the fiscal year ended March 31, 2026, primarily due to stagnant private consumption resulting from the gradually diminishing effects of government consumption stimulus and the continued sluggish momentum in the real estate market, although exports of goods and services to Asia increased. Asian economies other than China, continued to recover gradually during the fiscal year ended March 31, 2026, primarily due to an increase in exports of IT-related goods.

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

The following table sets forth SMBC’s short-term prime rate, three-month TIBOR, ordinary deposit rate, long-term prime rate and ten-year swap rate, at the dates indicated:

	At March 31,
	2026	2025	2024
Short-term prime rate	2.125%	1.875%	1.475%
Three-month TIBOR	1.269	0.821	0.261
Ordinary deposit rate	0.300	0.200	0.001
Long-term prime rate	2.800	2.350	1.600
Ten-year swap rate	2.204	1.374	0.903

It is difficult to earn a wide interest spread when interest rates are at a low level, as they currently are in Japan. When interest rates rise from low levels, interest spreads at commercial banks generally increase. However, interest spreads may temporarily decrease immediately after an increase in interest rates because it may take time for banks to increase lending rates correspondingly, in contrast to their funding rates. After an adjustment period, lending rates generally also increase, and banks are able to secure a wider interest spread than in a low interest rate environment. Conversely, interest spreads may temporarily increase immediately after a decrease in interest rates because it may take time for banks to decrease lending rates correspondingly, in contrast to their funding rates. After an adjustment period, lending rates generally also decrease, and banks generally are not able to maintain a wide interest spread.

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

Most of our domestic equity instruments consist of publicly traded Japanese stocks. The Nikkei Stock Average decreased by 11.8% from ¥40,369.44 at March 29, 2024, to ¥35,617.56 at March 31, 2025, and increased by 43.4% to ¥51,063.72 at March 31, 2026. At March 31, 2026, we had net unrealized gains on domestic equity securities of ¥2,907,306 million, an increase of ¥571,950 million from ¥2,335,356 million at March 31, 2025. For further information, see “Item 5.A. Operating Results—Financial Condition—Investment Securities.”

Equity Capital

In response to the imposition of more stringent regulatory capital requirements, we have been taking a proactive approach to managing our risk-weighted capital ratio by focusing on managing qualifying capital, including by building up our retained earnings, identifying risks, and controlling risk-weighted assets.

Foreign Currency Fluctuations

The average exchange rate used to convert dollars to yen in the consolidated financial statements included elsewhere in this annual report for the fiscal year ended March 31, 2026 was ¥150.67 per $1.00, compared to the previous fiscal year’s average exchange rate of ¥152.62 per $1.00. The percentage of revenue we earned from our foreign operations for the fiscal years ended March 31, 2026 and 2025 was 57% and 71%, respectively. For further information, see “Item 4.B. Business Overview—Revenues by Region.”

New and Amended Accounting Standards and Recent Accounting Pronouncements

See “New and Amended Accounting Standards Adopted by the Group” and “Recent Accounting Pronouncements” under Note 2 “Summary of Material Accounting Policies” to our consolidated financial statements included elsewhere in this annual report.

5.A. OPERATING RESULTS

For discussion about our operating results for the fiscal year ended March 31, 2024, including certain comparative discussion of the fiscal years ended March 31, 2025 and 2024, please refer to “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results” in our annual report on Form 20-F filed on June 27, 2025.

Under the economic and financial circumstances described in “Item 5. Operating and Financial Review and Prospects—Overview—Operating Environment,” we made a profit through our commercial banking and other financial services businesses. Our total operating income increased by ¥1,001,618 million from ¥3,840,165 million for the fiscal year ended March 31, 2025 to ¥4,841,783 million for the fiscal year ended March 31, 2026, primarily due to increases in net interest income and net income from financial assets and liabilities at fair value through profit or loss. Our net profit increased by ¥678,516 million from ¥516,444 million for the fiscal year ended March 31, 2025 to ¥1,194,960 million for the fiscal year ended March 31, 2026, due to the increase in total operating income described above, which was partially offset by increases in operating expenses and income tax expense.

Our total assets increased by ¥17,038,571 million from ¥292,165,070 million at March 31, 2025 to ¥309,203,641 million at March 31, 2026, primarily due to increases in loans and advances and other assets.

Our total liabilities increased by ¥15,238,171 million from ¥275,676,476 million at March 31, 2025 to ¥290,914,647 million at March 31, 2026, primarily due to an increase in deposits.

Our total equity increased by ¥1,800,400 million from ¥16,488,594 million at March 31, 2025 to ¥18,288,994 million at March 31, 2026, primarily due to increases in retained earnings and other reserves.

Operating Results

The following table presents information as to our income, expenses and net profit for the fiscal years ended March 31, 2026 and 2025.

	For the fiscal year ended March 31,
	2026	2025

	(In millions, except per share data)
Interest income	¥6,928,743	¥6,716,741
Interest expense	4,096,058	4,202,307

Net interest income	2,832,685	2,514,434

Fee and commission income	1,805,095	1,631,319
Fee and commission expense	287,328	314,931

Net fee and commission income	1,517,767	1,316,388

Net trading loss	(84,067)	(186,688)
Net income from financial assets and liabilities at fair value through profit or loss	332,654	43,524
Net investment income	20,686	78,969
Net losses arising from derecognition of financial assets at amortized cost	(8,884)	(32,179)
Other income	230,942	105,717

Total operating income	4,841,783	3,840,165

Impairment charges on financial assets	392,157	411,278

Net operating income	4,449,626	3,428,887

General and administrative expenses	2,672,149	2,421,732
Other expenses	354,743	495,587

Operating expenses	3,026,892	2,917,319

Share of post-tax profit of associates and joint ventures	132,296	142,678

Profit before tax	1,555,030	654,246

Income tax expense	360,070	137,802

Net profit	¥1,194,960	¥516,444

Profit attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥1,137,557	¥478,132
Non-controlling interests	7,535	6,676
Other equity instruments holders	49,868	31,636
Earnings per share(1):
Basic	¥296.05	¥122.40
Diluted	295.99	122.36

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

Total operating income increased by ¥1,001,618 million, or 26%, from ¥3,840,165 million for the fiscal year ended March 31, 2025 to ¥4,841,783 million for the fiscal year ended March 31, 2026, primarily due to increases in net interest income of ¥318,251 million and net income from financial assets and liabilities at fair value through profit or loss of ¥289,130 million. In addition, due to a decrease in impairment charges on financial assets, net operating income also increased by ¥1,020,739 million from ¥3,428,887 million for the fiscal year ended March 31, 2025 to ¥4,449,626 million for the fiscal year ended March 31, 2026.

Net profit increased by ¥678,516 million from ¥516,444 million for the fiscal year ended March 31, 2025 to ¥1,194,960 million for the fiscal year ended March 31, 2026, as a result of the increase in net operating income described above, which was partially offset by increases in general and administrative expenses and income tax expense.

Net Interest Income

The following tables show the average balances of our statement of financial position items, related interest income, interest expense, net interest income and average rates for the fiscal years ended March 31, 2026 and 2025.

	For the fiscal year ended March 31,
	2026			2025
	Average balance(3)	Interest income	Average rate	Average balance(3)	Interest income	Average rate
	(In millions, except percentages)
Interest-earning assets:
Interest-earning deposits with banks:
Domestic offices	¥58,101,742	¥328,551	0.57%	¥61,132,777	¥150,660	0.25%
Foreign offices	11,031,069	452,467	4.10%	10,322,330	501,381	4.86%

Total	69,132,811	781,018	1.13%	71,455,107	652,041	0.91%

Call loans and bills bought, reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	9,981,520	150,164	1.50%	11,815,659	128,943	1.09%
Foreign offices	17,048,641	553,821	3.25%	11,631,865	442,859	3.81%

Total	27,030,161	703,985	2.60%	23,447,524	571,802	2.44%

Investment securities(1):
Domestic offices	19,467,551	361,339	1.86%	19,139,502	300,019	1.57%
Foreign offices	9,492,293	304,143	3.20%	9,152,913	325,716	3.56%

Total	28,959,844	665,482	2.30%	28,292,415	625,735	2.21%

Loans and advances(2):
Domestic offices	76,587,748	1,489,431	1.94%	73,086,292	1,281,714	1.75%
Foreign offices	52,991,275	3,288,827	6.21%	51,599,922	3,585,449	6.95%

Total	129,579,023	4,778,258	3.69%	124,686,214	4,867,163	3.90%

Total interest-earning assets:
Domestic offices	164,138,561	2,329,485	1.42%	165,174,230	1,861,336	1.13%
Foreign offices	90,563,278	4,599,258	5.08%	82,707,030	4,855,405	5.87%

Total	¥254,701,839	¥6,928,743	2.72%	¥247,881,260	¥6,716,741	2.71%

	For the fiscal year ended March 31,
	2026			2025
	Average balance(3)	Interest expense	Average rate	Average balance(3)	Interest expense	Average rate
	(In millions, except percentages)
Interest-bearing liabilities:
Deposits:
Domestic offices	¥112,948,167	¥466,809	0.41%	¥108,149,837	¥326,413	0.30%
Foreign offices	48,594,255	1,751,133	3.60%	43,249,557	1,914,192	4.43%

Total	161,542,422	2,217,942	1.37%	151,399,394	2,240,605	1.48%

Call money and bills sold, repurchase agreements and cash collateral on securities lent:
Domestic offices	16,733,338	328,056	1.96%	15,175,662	400,440	2.64%
Foreign offices	13,917,244	582,356	4.18%	10,225,014	520,983	5.10%

Total	30,650,582	910,412	2.97%	25,400,676	921,423	3.63%

Borrowings and other interest- bearing liabilities:
Domestic offices	11,016,561	85,124	0.77%	15,203,665	104,439	0.69%
Foreign offices	1,832,758	114,969	6.27%	1,601,867	105,820	6.61%

Total	12,849,319	200,093	1.56%	16,805,532	210,259	1.25%

Debt securities in issue:
Domestic offices	12,125,495	552,462	4.56%	11,013,058	607,210	5.51%
Foreign offices	3,725,675	151,938	4.08%	2,644,393	130,912	4.95%

Total	15,851,170	704,400	4.44%	13,657,451	738,122	5.40%

Premiums for deposit insurance and others:
Domestic offices	—	29,097	—	—	28,639	—
Foreign offices	—	34,114	—	—	63,259	—

Total	—	63,211	—	—	91,898	—

Total interest-bearing liabilities:
Domestic offices	152,823,561	1,461,548	0.96%	149,542,222	1,467,141	0.98%
Foreign offices	68,069,932	2,634,510	3.87%	57,720,831	2,735,166	4.74%

Total	¥220,893,493	¥4,096,058	1.85%	¥207,263,053	¥4,202,307	2.03%

Net interest income and interest rate spread		¥2,832,685	0.87%		¥2,514,434	0.68%

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

The following tables show changes in our interest income, interest expense and net interest income based on changes in volume and changes in rate for the fiscal year ended March 31, 2026 compared to the fiscal year ended March 31, 2025.

	Fiscal year ended March 31, 2026 compared to fiscal year ended March 31, 2025 Increase / (decrease)
	Volume	Rate	Net change
	(In millions)
Interest income:
Interest-earning deposits with banks:
Domestic offices	¥(7,939)	¥185,830	¥177,891
Foreign offices	32,801	(81,715)	(48,914)

Total	24,862	104,115	128,977

Call loans and bills bought, reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	(22,189)	43,410	21,221
Foreign offices	183,322	(72,360)	110,962

Total	161,133	(28,950)	132,183

Investment securities:
Domestic offices	5,231	56,089	61,320
Foreign offices	11,754	(33,327)	(21,573)

Total	16,985	22,762	39,747

Loans and advances:
Domestic offices	63,312	144,405	207,717
Foreign offices	94,619	(391,241)	(296,622)

Total	157,931	(246,836)	(88,905)

Total interest income:
Domestic offices	38,415	429,734	468,149
Foreign offices	322,496	(578,643)	(256,147)

Total	¥360,911	¥(148,909)	¥212,002

	Fiscal year ended March 31, 2026 compared to fiscal year ended March 31, 2025 Increase / (decrease)
	Volume	Rate	Net change
	(In millions)
Interest expense:
Deposits:
Domestic offices	¥14,965	¥125,431	¥140,396
Foreign offices	219,139	(382,198)	(163,059)

Total	234,104	(256,767)	(22,663)

Call money and bills sold, repurchase agreements and cash collateral on securities lent:
Domestic offices	38,104	(110,488)	(72,384)
Foreign offices	165,651	(104,278)	61,373

Total	203,755	(214,766)	(11,011)

Borrowings and other interest-bearing liabilities:
Domestic offices	(31,248)	11,933	(19,315)
Foreign offices	14,683	(5,534)	9,149

Total	(16,565)	6,399	(10,166)

Debt securities in issue:
Domestic offices	80,331	(135,079)	(54,748)
Foreign offices	44,692	(23,666)	21,026

Total	125,023	(158,745)	(33,722)

Premiums for deposit insurance and others:
Domestic offices	458	—	458
Foreign offices	(29,145)	—	(29,145)

Total	(28,687)	—	(28,687)

Total interest expense:
Domestic offices	102,610	(108,203)	(5,593)
Foreign offices	415,020	(515,676)	(100,656)

Total	¥517,630	¥(623,879)	¥(106,249)

Net interest income:
Domestic offices	¥(64,195)	¥537,937	¥473,742
Foreign offices	(92,524)	(62,967)	(155,491)

Total	¥(156,719)	¥474,970	¥318,251

Interest Income

Our interest income increased by ¥212,002 million, or 3% from ¥6,716,741 million for the fiscal year ended March 31, 2025 to ¥6,928,743 million for the fiscal year ended March 31, 2026, primarily due to an increase in interest income at domestic offices. Interest income on deposits with banks increased by ¥177,891 million at domestic offices, primarily due to an increase in interest income on deposits with the Bank of Japan, reflecting a higher short-term policy rate. Interest income on loans and advances increased by ¥207,717 million at domestic offices, whereas it decreased by ¥296,622 million at foreign offices, resulting in an overall decrease of ¥88,905 million. The increase at domestic offices was primarily due to rising market interest rates. The decrease at foreign offices was primarily due to a decrease in market interest rates, although the spread has improved, reflecting the reduction of low-margin assets and a selective approach to loan origination focused on profitability.

Interest Expense

Our interest expense decreased by ¥106,249 million, or 3%, from ¥4,202,307 million for the fiscal year ended March 31, 2025 to ¥4,096,058 million for the fiscal year ended March 31, 2026, primarily due to decreases in interest expenses on debt securities in issue and deposits. Our interest expense on debt securities in issue decreased by ¥33,722 million reflecting a decrease in market interest rates. Our interest expense on deposits increased by ¥140,396 million at domestic offices reflecting an increase in the average rate on deposits, whereas it decreased by ¥163,059 million at foreign offices reflecting a decrease in the average rate, resulting in an overall decrease of ¥22,663 million.

Net Interest Income

Our net interest income increased by ¥318,251 million, or 13%, from ¥2,514,434 million for the fiscal year ended March 31, 2025, to ¥2,832,685 million for the fiscal year ended March 31, 2026. This was primarily due to increases in interest income on interest-earning deposits with banks, and on loans and advances at domestic offices, which were partially offset by a decrease in interest income on loans and advances at foreign offices and an increase in interest expense on deposits at domestic offices.

From the fiscal year ended March 31, 2025 to March 31, 2026, the average rate on loans and advances at domestic offices increased by 0.19 percentage points from 1.75% to 1.94%. The average rate on loans and advances at foreign offices decreased by 0.74 percentage points from 6.95% to 6.21%, resulting in the total for loans and advances decreasing by 0.21 percentage points from 3.90% to 3.69%. On the other hand, the average rate on deposits at domestic offices increased by 0.11 percentage points from 0.30% to 0.41%.

Net Fee and Commission Income

The following table sets forth our net fee and commission income for the periods shown.

	For the fiscal year ended March 31,
	2026	2025

	(In millions)
Fee and commission income from:
Loans	¥212,445	¥212,346
Credit card business	516,078	483,815
Guarantees	89,169	83,104
Securities-related business	296,832	245,651
Deposits	18,985	18,971
Remittances and transfers	165,314	159,024
Safe deposits	3,639	4,025
Trust fees	11,722	9,734
Investment trusts	223,376	191,689
Agency	8,280	8,636
Others	259,255	214,324

Total fee and commission income	1,805,095	1,631,319

Fee and commission expense from:
Remittances and transfers	37,183	31,672
Others	250,145	283,259

Total fee and commission expense	287,328	314,931

Net fee and commission income	¥1,517,767	¥1,316,388

Fee and commission income increased by ¥173,776 million, or 11%, from ¥1,631,319 million for the fiscal year ended March 31, 2025 to ¥1,805,095 million for the fiscal year ended March 31, 2026. Primary sources of fee and commission income are fees and commissions obtained through our credit card business, securities-related business and investment trusts, loan transaction fees, and remittance and transfer fees. The increase in fee and commission income was primarily due to increases in fees from securities-related business and investment trusts, driven by the steady performance of the wealth management business, reflecting favorable market conditions. Fee and commission income from the credit card business also increased due to an increase in cashless payments.

Fee and commission expense was ¥287,328 million for the fiscal year ended March 31, 2026, a decrease of ¥27,603 million from ¥314,931 million for the fiscal year ended March 31, 2025.

As a result, net fee and commission income increased by ¥201,379 million from ¥1,316,388 million for the fiscal year ended March 31, 2025 to ¥1,517,767 million for the fiscal year ended March 31, 2026.

Net Loss from Trading, Net Income from Financial Assets and Liabilities at Fair Value Through Profit or Loss, Net Income from Investment Securities and Net Losses Arising from Derecognition of Financial Assets at Amortized Cost

The following table sets forth our net loss from trading, net income from financial assets and liabilities at fair value through profit or loss, net income from investment securities and net losses arising from derecognition of financial assets at amortized cost for the periods shown.

	For the fiscal year ended March 31,
	2026	2025

	(In millions)
Net trading loss:
Interest rate	¥(50,501)	¥(35,575)
Foreign exchange	(21,593)	(188,913)
Equity	(3,880)	38,780
Credit	(6,153)	(2,237)
Others	(1,940)	1,257

Total net trading loss	¥(84,067)	¥(186,688)

Net income from financial assets and liabilities at fair value through profit or loss:
Net income from financial assets mandatorily at fair value through profit or loss:
Net income from debt instruments	¥320,985	¥37,829
Net loss from equity instruments	(5,268)	(2,573)
Net income from financial liabilities designated at fair value through profit or loss	16,937	8,268

Total net income from financial assets and liabilities at fair value through profit or loss	¥332,654	¥43,524

Net investment income:
Net loss from disposal of debt instruments	¥(107,335)	¥(45,357)
Dividend income	128,021	124,326

Total net investment income	¥20,686	¥78,969

Net losses arising from derecognition of financial assets at amortized cost	¥(8,884)	¥(32,179)

Net trading loss, which includes income and losses from trading assets and liabilities and derivative financial instruments, decreased by ¥102,621 million from a net loss of ¥186,688 million for the fiscal year ended March 31, 2025 to a net loss of ¥84,067 million for the fiscal year ended March 31, 2026. The decrease was primarily due to a decrease in net trading losses from foreign exchange transactions.

We have carried out hedging transactions mainly to hedge the interest rate risk of financial assets and liabilities and the foreign exchange risk of foreign currency denominated assets and liabilities. Of those hedges, economic hedges are economically effective for risk management but are not accounted for as hedge accounting under IFRS.

As for the economic hedges against interest rate risk, hedged items include loans and deposits and hedging instruments are derivative financial instruments such as interest rate swaps. As for the economic hedges against foreign exchange risk, hedged items are foreign currency denominated assets and liabilities and hedging instruments are currency derivatives. Economic hedge transactions may lead to accounting mismatches (i.e., when the gains or losses on the hedged items and hedging instruments do not arise at the same time, or the hedged items and hedging instruments do not offset each other either in profit or loss, or in other comprehensive income), and may result in significant fluctuations in net trading loss.

Net income from financial assets and liabilities at fair value through profit or loss increased by ¥289,130 million from a net income of ¥43,524 million for the fiscal year ended March 31, 2025 to a net income of ¥332,654 million for the fiscal year ended March 31, 2026. This was primarily due to an increase in net gains from changes in the fair value of equity index-linked investment trusts.

Net investment income decreased by ¥58,283 million from ¥78,969 million for the fiscal year ended March 31, 2025 to ¥20,686 million for the fiscal year ended March 31, 2026. This was primarily due to an increase in net losses from sales of bonds.

Net losses arising from derecognition of financial assets at amortized cost decreased by ¥23,295 million from a net loss of ¥32,179 million for the fiscal year ended March 31, 2025 to a net loss of ¥8,884 million for the fiscal year ended March 31, 2026. The decrease was primarily due to a decrease in the net loss from the sales of certain low-profit loans.

Impairment Charges on Financial Assets

The following table sets forth our impairment charges (reversals) on financial assets for the periods shown.

	For the fiscal year ended March 31,
	2026	2025

	(In millions)
Loans and advances	¥384,150	¥378,791
Loan commitments	(4,877)	18,162
Financial guarantees	(247)	14,030
Investment securities	13,131	295

Total impairment charges on financial assets	¥392,157	¥411,278

Our impairment charges on financial assets consist of losses relating to loans and advances, loan commitments, financial guarantee contracts, and investment securities. Impairment charges on these financial assets are mainly affected by the economic environment and financial conditions of borrowers.

Impairment charges on financial assets decreased by ¥19,121 million from ¥411,278 million for the fiscal year ended March 31, 2025 to ¥392,157 million for the fiscal year ended March 31, 2026. The decrease was primarily due to a reversal of the provision for loan commitments, which more than offset the increases in impairment charges on loans and advances. For further information on provision for loan losses, see “—Financial Condition—Allowance for Loan Losses.”

General and Administrative Expenses

The following table sets forth our general and administrative expenses for the periods shown.

	For the fiscal year ended March 31,
	2026	2025

	(In millions)
Personnel expenses	¥1,205,985	¥1,128,120
Depreciation and amortization	300,732	292,363
Building and maintenance expenses	10,040	8,849
Supplies expenses	17,982	19,389
Communication expenses	35,075	32,853
Publicity and advertising expenses	263,264	203,347
Taxes and dues	127,508	115,639
Outsourcing expenses	145,557	124,878
Office equipment expenses	87,551	79,115
Others	478,455	417,179

Total general and administrative expenses	¥2,672,149	¥2,421,732

General and administrative expenses increased by ¥250,417 million, or 10%, from ¥2,421,732 million for the fiscal year ended March 31, 2025 to ¥2,672,149 million for the fiscal year ended March 31, 2026. The increase was primarily due to inflation and increases in expenses related to business development, as well as higher variable marketing costs in the payment business.

Share of Post-tax Profit of Associates and Joint Ventures

Share of post-tax profit of associates and joint ventures decreased by ¥10,382 million from ¥142,678 million for the fiscal year ended March 31, 2025 to ¥132,296 million for the fiscal year ended March 31, 2026, primarily due to a decrease in the share of profit of associates and joint ventures engaged in the leasing business.

Income Tax Expense

Income tax expense increased by ¥222,268 million from ¥137,802 million for the fiscal year ended March 31, 2025 to ¥360,070 million for the fiscal year ended March 31, 2026. The increase was primarily due to a decrease in deferred tax benefit related to investment securities.

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

Our organizational charts are provided in “Item 4.C. Organizational Structure.” Since figures reported to management are prepared under Japanese GAAP, the segment information does not agree to the figures in the consolidated financial statements under IFRS. This difference is addressed in Note 4 “Segment Analysis—Reconciliation of Segmental Results of Operations to Consolidated Income Statements” to our consolidated financial statements included elsewhere in this annual report.

Segmental Results of Operations

The following tables show our results of operations by business segment for the fiscal years ended March 31, 2026 and 2025.

For the fiscal year ended March 31, 2026:

	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total

	(In billions)
Consolidated gross profit(1)	¥1,253.4	¥1,555.6	¥1,550.9	¥697.8	¥(213.0)	¥4,844.7
General and administrative expenses	(407.9)	(1,134.6)	(1,063.4)	(228.5)	182.9	(2,651.5)
Others(2)	151.6	6.7	168.3	39.4	(228.3)	137.7

Consolidated net business profit	¥997.1	¥427.7	¥655.8	¥508.7	¥(258.4)	¥2,330.9

For the fiscal year ended March 31, 2025:

	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total

	(In billions)
Consolidated gross profit(1)	¥931.3	¥1,377.3	¥1,344.9	¥636.6	¥(163.4)	¥4,126.7
General and administrative expenses	(328.1)	(1,110.3)	(903.3)	(196.0)	135.7	(2,402.0)
Others(2)	126.0	6.8	150.4	33.9	(322.5)	(5.4)

Consolidated net business profit	¥729.2	¥273.8	¥592.0	¥474.5	¥(350.2)	¥1,719.3

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

The following are explanations of our results of operations by business segment for the fiscal year ended March 31, 2026. It also includes the changes from the previous year, which are adjusted by eliminating the impact of factors such as changes in interest rates and exchange rates that may distort the comparison.

Wholesale Business Unit

Consolidated gross profit for the fiscal year ended March 31, 2026 was ¥1,253.4 billion and increased by ¥230.2 billion on an adjusted basis compared to the fiscal year ended March 31, 2025. This was primarily due to increases in SMBC’s interest income on loans and deposits, reflecting loan growth and wider spreads, as well as fees and commission income.

General and administrative expenses for the fiscal year ended March 31, 2026 was ¥407.9 billion and increased by ¥27.2 billion on an adjusted basis compared to the fiscal year ended March 31, 2025.

Others for the fiscal year ended March 31, 2026 was ¥151.6 billion.

As a result, consolidated net business profit for the fiscal year ended March 31, 2026 was ¥997.1 billion and increased by ¥213.5 billion on an adjusted basis compared to the fiscal year ended March 31, 2025.

Retail Business Unit

Consolidated gross profit for the fiscal year ended March 31, 2026 was ¥1,555.6 billion and increased by ¥200.2 billion on an adjusted basis compared to the fiscal year ended March 31, 2025. This was primarily due to increases in interest income on deposits and income from the wealth management and payment businesses.

General and administrative expenses for the fiscal year ended March 31, 2026 was ¥1,134.6 billion and increased by ¥62.4 billion on an adjusted basis compared to the fiscal year ended March 31, 2025. This was primarily due to an increase in the variable marketing costs of the payment business.

Others for the fiscal year ended March 31, 2026 was ¥6.7 billion.

As a result, consolidated net business profit for the fiscal year ended March 31, 2026 was ¥427.7 billion and increased by ¥139.4 billion on an adjusted basis compared to the fiscal year ended March 31, 2025.

Global Business Unit

Consolidated gross profit for the fiscal year ended March 31, 2026 was ¥1,550.9 billion and increased by ¥110.1 billion on an adjusted basis compared to the fiscal year ended March 31, 2025. This was primarily due to increases in interest income on loans and loan-related fees.

General and administrative expenses for the fiscal year ended March 31, 2026 was ¥1,063.4 billion and increased by ¥107.4 billion on an adjusted basis compared to the fiscal year ended March 31, 2025. This was primarily due to increases in expenses related to overseas business development and response to regulations.

Others for the fiscal year ended March 31, 2026 was ¥168.3 billion.

As a result, consolidated net business profit for the fiscal year ended March 31, 2026 was ¥655.8 billion and increased by ¥16.3 billion on an adjusted basis compared to the fiscal year ended March 31, 2025.

Global Markets Business Unit

Consolidated gross profit for the fiscal year ended March 31, 2026 was ¥697.8 billion and increased by ¥56.7 billion on an adjusted basis compared to the fiscal year ended March 31, 2025. This was primarily due to nimble portfolio management in the volatile market environment.

General and administrative expenses for the fiscal year ended March 31, 2026 was ¥228.5 billion and increased by ¥23.2 billion on an adjusted basis compared to the fiscal year ended March 31, 2025.

Others for the fiscal year ended March 31, 2026 was ¥39.4 billion.

As a result, consolidated net business profit for the fiscal year ended March 31, 2026 was ¥508.7 billion and increased by ¥39.0 billion on an adjusted basis compared to the fiscal year ended March 31, 2025.

Financial Condition

Assets

Our total assets increased by ¥17,038,571 million from ¥292,165,070 million at March 31, 2025 to ¥309,203,641 million at March 31, 2026. The increase was primarily due to increases in loans and advances and other assets.

Our assets at March 31, 2026 and 2025 were as follows.

	At March 31,
	2026	2025

	(In millions)
Cash and deposits with banks	¥74,362,135	¥76,669,401
Call loans and bills bought	7,885,057	5,200,789
Reverse repurchase agreements and cash collateral on securities borrowed	25,468,742	22,076,009
Trading assets	6,890,217	6,176,613
Derivative financial instruments	10,093,100	8,313,016
Financial assets at fair value through profit or loss	2,705,113	2,902,969
Investment securities	33,537,857	33,546,133
Loans and advances	130,516,241	125,190,819
Investments in associates and joint ventures	1,913,920	1,588,820
Property, plant and equipment	1,370,570	1,319,002
Intangible assets	1,242,460	1,091,194
Other assets	13,065,937	7,983,972
Current tax assets	57,766	43,157
Deferred tax assets	94,526	63,176

Total assets	¥309,203,641	¥292,165,070

Loans and Advances

Our main operating activity is the lending business. We make loans and extend other types of credit principally to corporate and individual customers in Japan and to corporate customers in foreign countries.

At March 31, 2026, our loans and advances were ¥130,516,241 million, or 42% of total assets, representing an increase of ¥5,325,422 million, or 4%, from ¥125,190,819 million at March 31, 2025. Our loans and advances at domestic offices increased as we captured the steady demand for financing amid robust business activities, along with the acquisition of large financings. Our loans and advances at foreign offices slightly increased primarily due to our efforts to meet corporate customers’ financing needs reflecting the decrease in the market interest rates, which was partially offset by the reduction of low-margin assets and a selective approach to loan origination focused on profitability.

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

	At March 31,
	2026	2025

	(In millions)
Manufacturing	¥13,931,412	¥12,299,303
Agriculture, forestry, fisheries and mining	311,089	254,820
Construction	1,271,543	1,118,001
Transportation, communications and public enterprises	7,182,198	6,795,140
Wholesale and retail	7,315,429	6,413,857
Finance and insurance	4,149,868	3,962,719
Real estate and goods rental and leasing	19,246,697	18,144,037
Services	5,618,473	5,277,710
Municipalities	1,002,243	583,750
Lease financing	16,878	21,154
Consumer(1)	17,214,182	16,806,507
Others(2)	711,735	1,563,164

Total domestic	¥77,971,747	¥73,240,162

(1)	The balance in Consumer mainly consists of housing loans. The housing loan balances amounted to ¥10,857,602 million and ¥11,120,139 million at March 31, 2026 and 2025, respectively.
(2)	The balance in Others includes loans and advances to the Government of Japan.

Foreign

The following table shows the outstanding loans and advances to our customers whose domiciles are not in Japan, classified by industry, before deducting the allowance for loan losses, and adjusting unearned income, unamortized premiums-net and deferred loan fees-net at the dates indicated.

	At March 31,
	2026	2025

	(In millions)
Public sector	¥940,526	¥664,085
Financial institutions	12,694,870	12,415,685
Commerce and industry	31,880,801	32,682,288
Lease financing	257,665	300,322
Others	8,610,614	7,521,732

Total foreign	¥54,384,476	¥53,584,112

Allowance for Loan Losses

We calculate the allowance for loan losses using the latest assignment of obligor grades (our internal credit rating) and supplementary data such as the borrowers’ operating cash flows, realizable value of collateral and recent economic conditions.

In respect of additional ECL adjustments, we decided to make ECL adjustments for the portfolios affected by the situation in the Middle East, inflation overseas driven by high U.S. tariffs on trading partners and the

Russia-Ukraine situation. At March 31, 2026, the additional adjustments to the ECL allowance for the portfolios affected by inflation overseas driven by high U.S. tariffs on trading partners was ¥45,300 million. Further, the additional ECL adjustments for the portfolios affected by the situation in the Middle East and Russia-Ukraine were ¥30,849 million and ¥64,088 million respectively.

For the fiscal year ended March 31, 2026, the allowance for loan losses increased by ¥134,317 million, or 12.2%, from ¥1,102,522 million at beginning of the period to ¥1,236,839 million at end of period. The balance of the allowance for loan losses increases when a provision for loan losses is recognized and decreases when charge-offs are recognized through the sales of loans and write-offs. As we recorded a provision for loan losses of ¥384,150 million and charge-offs of ¥274,513 million for the fiscal year ended March 31, 2026, the provision for loan losses exceeded charge-offs and the overall allowance for loan losses increased.

The provision for loan losses increased by ¥5,359 million to ¥384,150 million for the fiscal year ended March 31, 2026, as compared to ¥378,791 million for the fiscal year ended March 31, 2025. The increase was primarily due to the allowance for lifetime ECL on credit-impaired assets, which increased by ¥191,167 million for the fiscal year ended March 31, 2026. This was mainly attributable to the provision for loan losses related to some large overseas corporate borrowers that became credit-impaired. This increase was partially offset by a decrease in the ECL allowance for portfolios affected by the situation in Russia and Ukraine. Charge-offs increased by ¥9,829 million from the previous fiscal year to ¥274,513 million for the fiscal year ended March 31, 2026. Charge-offs of domestic loans and advances decreased by ¥5,418 million compared to the previous fiscal year to ¥116,659 million for the fiscal year ended March 31, 2026. Charge-offs of foreign loans and advances increased by ¥15,248 million compared to the previous fiscal year to ¥157,855 million for the fiscal year ended March 31, 2026.

The following tables show our allowance for loan losses for each of the periods indicated.

	At March 31, 2026
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit- impaired	Total

	(In millions)
Allowance for loan losses:
Balance at April 1, 2025	¥295,352	¥251,680	¥555,490	¥1,102,522
Net transfers between stages	(17,196)	(16,926)	34,122	—
Provision (Credit) for loan losses	45,154	(47,170)	386,166	384,150
Charge-offs(1)	—	—	274,513	274,513
Recoveries	—	—	22,014	22,014

Net charge-offs	—	—	252,499	252,499
Others(2)	(28,075)	7,363	23,378	2,666

Balance at March 31, 2026	¥295,235	¥194,947	¥746,657	¥1,236,839

	At March 31, 2025
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit- impaired	Total

	(In millions)
Allowance for loan losses:
Balance at April 1, 2024	¥196,325	¥257,542	¥525,133	¥979,000
Net transfers between stages	(11,743)	(20,651)	32,394	—
Provision for loan losses	109,536	17,264	251,991	378,791
Charge-offs(1)	—	—	264,684	264,684
Recoveries	—	—	18,553	18,553

Net charge-offs	—	—	246,131	246,131
Others(3)	1,234	(2,475)	(7,897)	(9,138)

Balance at March 31, 2025	¥295,352	¥251,680	¥555,490	¥1,102,522

(1)	Charge-offs consist of the reduction of the allowance through the sales of loans and write-offs.
(2)

Others mainly include the exclusion of the allowance for loans and advances of SMBC MANUBANK, which were reclassified as assets held for sale, and foreign exchange transactions during the fiscal year ended March 31, 2026.

(3)	Others mainly include foreign exchange translations for the fiscal years ended March 31, 2025.

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

The following table shows the distribution of impaired loans and advances by “potentially bankrupt, virtually bankrupt and bankrupt (loans and advances),” “past due three months or more (loans),” “restructured (loans)” and “other impaired (loans and advances)” at March 31, 2026 and 2025 classified by domicile and type of industry of the borrowers. At March 31, 2026, gross impaired loans and advances were ¥1,583,138 million, an increase of ¥292,326 million from ¥1,290,812 million at March 31, 2025. The ratio of gross impaired loans and advances to the outstanding loans and advances before deducting the allowance for loan losses, and adjusting unearned income, unamortized premiums-net and deferred loan fees-net was 1.2% at March 31, 2026, an increase of 0.2 percentage points from 1.0% at March 31, 2025.

	At March 31,
	2026	2025

	(In millions)
Potentially bankrupt, virtually bankrupt and bankrupt (loans and advances):
Domestic:
Manufacturing	¥75,073	¥58,528
Agriculture, forestry, fisheries and mining	156	1,672
Construction	6,671	5,929
Transportation, communications and public enterprises	16,676	20,515
Wholesale and retail	70,787	48,317
Finance and insurance	3,322	5,563
Real estate and goods rental and leasing	22,008	28,680
Services	46,627	50,698
Consumer	168,855	148,529
Others	6,515	7,984

Total domestic	416,690	376,415

Foreign:
Financial institutions	2,480	150
Commerce and industry	523,547	318,411
Others	97,745	93,244

Total foreign	623,772	411,805

Total	1,040,462	788,220

Past due three months or more (loans):
Domestic	31,003	23,411
Foreign	20,262	51,051

Total	51,265	74,462

Restructured (loans):
Domestic	263,392	229,075
Foreign	157,862	75,184

Total	421,254	304,259

Other impaired (loans and advances):
Domestic	68,761	121,936
Foreign	1,396	1,935

Total	70,157	123,871

Gross impaired loans and advances	1,583,138	1,290,812

Less: Allowance for loan losses for impaired loans and advances	(746,657)	(555,490)

Net impaired loans and advances	¥836,481	¥735,322

In addition to the discussion in this section, see Note 47 “Financial Risk Management—Credit Risk” to our consolidated financial statements included elsewhere in this annual report.

Investment Securities

Our investment securities, including debt instruments at amortized cost, debt instruments at fair value through other comprehensive income and equity instruments at fair value through other comprehensive income, totaled ¥33,537,857 million at March 31, 2026, a decrease of ¥8,276 million, or 0%, from ¥33,546,133 million at March 31, 2025. The decrease in our investment securities was primarily due to a decrease in our holdings of Japanese government bonds, which was partially offset by an increase in our holdings of U.S. Treasury and other U.S. government agency bonds.

Our bond portfolio is principally held for asset and liability management purposes. It mostly consisted of Japanese government bonds, U.S. Treasury securities and bonds issued or guaranteed by foreign governments, government agencies or official institutions.

Our debt instruments at amortized cost amounted to ¥4,763,716 million at March 31, 2026, an increase of ¥4,396,719 million, or 1,198%, from ¥366,997 million at March 31, 2025, primarily due to an increase in our holdings of Japanese government bonds.

Domestic debt instruments at fair value through other comprehensive income amounted to ¥6,653,719 million at March 31, 2026, a decrease of ¥5,995,525 million, or 47%, from ¥12,649,244 million at March 31, 2025. The decrease was primarily due to a decrease in our holdings of Japanese government bonds. As for our foreign debt instruments at fair value through other comprehensive income, we had ¥16,614,983 million at March 31, 2026, which was an increase of ¥1,255,947 million, or 8%, from ¥15,359,036 million at March 31, 2025. Most of our foreign debt instruments, including mortgage-backed securities, are issued or guaranteed by foreign governments, government agencies or official institutions. The increase was primarily due to an increase in our holdings of U.S. Treasury and other U.S. government agency bonds. Net unrealized losses on our domestic debt instruments amounted to ¥264,651 million at March 31, 2026, as compared to net unrealized losses of ¥145,707 million at March 31, 2025. This was primarily due to a decrease in the fair value of the domestic debt instruments held, reflecting an increase in interest rates in Japan. Net unrealized losses on our foreign debt instruments amounted to ¥338,631 million at March 31, 2026, as compared to net unrealized losses of ¥492,699 million at March 31, 2025. This was primarily due to an increase in the fair value of the foreign debt instruments held, reflecting a decline in U.S. interest rates.

We had ¥3,840,059 million of domestic equity instruments and ¥1,665,380 million of foreign equity instruments at March 31, 2026, for which we made an irrevocable election at initial recognition to present subsequent changes in fair value in other comprehensive income under IFRS 9. Our domestic equity instruments, which consisted principally of publicly traded Japanese stocks and included common and preferred stocks issued by our customers, increased by ¥477,063 million, or 14%, from ¥3,362,996 million at March 31, 2025 to ¥3,840,059 million at March 31, 2026. Net unrealized gains on our domestic equity instruments increased by ¥571,950 million, or 24%, from ¥2,335,356 million at March 31, 2025 to ¥2,907,306 million at March 31, 2026. The increase was primarily due to an increase in the fair value of publicly traded Japanese stocks. Net unrealized gains on our foreign equity instruments decreased by ¥224,895 million, or 17%, from ¥1,345,439 million at March 31, 2025 to ¥1,120,544 million at March 31, 2026. The decrease was primarily due to a decrease in the fair value of publicly traded foreign stocks.

We have no transactions pursuant to repurchase agreements, securities lending transactions or other transactions involving the transfer of financial assets with an obligation to repurchase such transferred assets that are treated as sales for accounting purposes.

The following tables show the amortized cost, gross unrealized gains and losses, and fair value of our investment securities, which are classified as debt instruments at amortized cost, debt instruments at fair value through other comprehensive income and equity instruments at fair value through other comprehensive income at March 31, 2026 and 2025.

	At March 31, 2026
	Amortized cost(1)	Gross unrealized gains	Gross unrealized losses	Fair value

	(In millions)
Debt instruments at amortized cost:
Domestic:
Japanese government bonds	¥4,420,130	¥—	¥173,519	¥4,246,611
Japanese municipal bonds	151,898	—	4,263	147,635
Japanese corporate bonds	12,987	—	376	12,611

Total domestic	4,585,015	—	178,158	4,406,857

Foreign:
Bonds issued by governments and official institutions excluding U.S. Treasury and other U.S. government agency bonds	83,011	290	402	82,899
Mortgage-backed securities	14,933	189	6	15,116
Other debt instruments	80,757	9	72	80,694

Total foreign	178,701	488	480	178,709

Total	¥4,763,716	¥488	¥178,638	¥4,585,566

Debt instruments at fair value through other comprehensive income:
Domestic:
Japanese government bonds	¥5,596,277	¥64	¥119,913	¥5,476,428
Japanese municipal bonds	734,404	—	51,369	683,035
Japanese corporate bonds	587,167	—	93,433	493,734
Other debt instruments	522	—	—	522

Total domestic	6,918,370	64	264,715	6,653,719

Foreign:
U.S. Treasury and other U.S. government agency bonds	6,945,643	14,900	151,508	6,809,035
Bonds issued by governments and official institutions excluding U.S. Treasury and other U.S. government agency bonds	5,385,830	8,275	79,181	5,314,924
Mortgage-backed securities	3,526,662	17,436	151,190	3,392,908
Other debt instruments	1,095,479	3,085	448	1,098,116

Total foreign	16,953,614	43,696	382,327	16,614,983

Total	¥23,871,984	¥43,760	¥647,042	¥23,268,702

Equity instruments at fair value through other comprehensive income:
Domestic equity instruments	¥932,753	¥2,919,880	¥12,574	¥3,840,059
Foreign equity instruments	544,836	1,165,692	45,148	1,665,380

Total	¥1,477,589	¥4,085,572	¥57,722	¥5,505,439

	At March 31, 2025
	Amortized cost(1)	Gross unrealized gains	Gross unrealized losses	Fair value

	(In millions)
Debt instruments at amortized cost:
Domestic:
Japanese government bonds	¥109,550	¥—	¥1,893	¥107,657
Japanese municipal bonds	151,882	—	3,980	147,902
Japanese corporate bonds	12,982	—	300	12,682

Total domestic	274,414	—	6,173	268,241

Foreign:
Bonds issued by governments and official institutions excluding U.S. Treasury and other U.S. government agency bonds	66,896	172	339	66,729
Mortgage-backed securities	13,876	12	224	13,664
Other debt instruments	11,811	—	—	11,811

Total foreign	92,583	184	563	92,204

Total	¥366,997	¥184	¥6,736	¥360,445

Debt instruments at fair value through other comprehensive income:
Domestic:
Japanese government bonds	¥11,232,788	¥120	¥52,362	¥11,180,546
Japanese municipal bonds	864,378	—	41,803	822,575
Japanese corporate bonds	697,264	—	51,662	645,602
Other debt instruments	521	—	—	521

Total domestic	12,794,951	120	145,827	12,649,244

Foreign:
U.S. Treasury and other U.S. government agency bonds	5,770,587	14,684	246,220	5,539,051
Bonds issued by governments and official institutions excluding U.S. Treasury and other U.S. government agency bonds	4,649,220	7,557	125,158	4,531,619
Mortgage-backed securities	4,382,645	24,871	169,465	4,238,051
Other debt instruments	1,049,283	1,827	795	1,050,315

Total foreign	15,851,735	48,939	541,638	15,359,036

Total	¥28,646,686	¥49,059	¥687,465	¥28,008,280

Equity instruments at fair value through other comprehensive income:
Domestic equity instruments	¥1,027,640	¥2,355,292	¥19,936	¥3,362,996
Foreign equity instruments	462,421	1,397,871	52,432	1,807,860

Total	¥1,490,061	¥3,753,163	¥72,368	¥5,170,856

(1)	“Amortized cost” for equity instruments at fair value through other comprehensive income represents the difference between the fair value and gross unrealized gains or losses.

The following tables show the fair value and gross unrealized losses of our investment securities, aggregated by the length of time that the individual securities have been in a continuous unrealized loss position at March 31, 2026 and 2025.

	At March 31, 2026
	Less than twelve months		Twelve months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses

	(In millions)
Debt instruments at amortized cost:
Domestic:
Japanese government bonds	¥4,153,649	¥171,908	¥92,962	¥1,611	¥4,246,611	¥173,519
Japanese municipal bonds	—	—	147,635	4,263	147,635	4,263
Japanese corporate bonds	—	—	12,611	376	12,611	376

Total domestic	4,153,649	171,908	253,208	6,250	4,406,857	178,158

Foreign:
Bonds issued by governments and official institutions excluding U.S. Treasury and other U.S. government agency bonds	27,413	322	17,210	80	44,623	402
Mortgage-backed securities	461	5	646	1	1,107	6
Other debt instruments	31,906	72	—	—	31,906	72

Total foreign	59,780	399	17,856	81	77,636	480

Total	¥4,213,429	¥172,307	¥271,064	¥6,331	¥4,484,493	¥178,638

Debt instruments at fair value through other comprehensive income:
Domestic:
Japanese government bonds	¥3,908,203	¥109,424	¥1,268,285	¥10,489	¥5,176,488	¥119,913
Japanese municipal bonds	733	42	682,297	51,327	683,030	51,369
Japanese corporate bonds	503	18	493,218	93,415	493,721	93,433
Other debt instruments	—	—	—	—	—	—

Total domestic	3,909,439	109,484	2,443,800	155,231	6,353,239	264,715

Foreign:
U.S. Treasury and other U.S. government agency bonds	1,679,913	10,674	2,568,983	140,834	4,248,896	151,508
Bonds issued by governments and official institutions excluding U.S. Treasury and other U.S. government agency bonds	3,011,385	9,452	405,480	69,729	3,416,865	79,181
Mortgage-backed securities	687,568	4,527	1,335,634	146,663	2,023,202	151,190
Other debt instruments	191,613	394	9,946	54	201,559	448

Total foreign	5,570,479	25,047	4,320,043	357,280	9,890,522	382,327

Total	¥9,479,918	¥134,531	¥6,763,843	¥512,511	¥16,243,761	¥647,042

Equity instruments at fair value through other comprehensive income:
Domestic equity instruments	¥2,905	¥1,399	¥23,777	¥11,175	¥26,682	¥12,574
Foreign equity instruments	131,913	38,916	3,306	6,232	135,219	45,148

Total	¥134,818	¥40,315	¥27,083	¥17,407	¥161,901	¥57,722

	At March 31, 2025
	Less than twelve months		Twelve months or more		Total

	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	(In millions)
Debt instruments at amortized cost:
Domestic:
Japanese government bonds	¥30,483	¥495	¥77,174	¥1,398	¥107,657	¥1,893
Japanese municipal bonds	25,725	586	122,177	3,394	147,902	3,980
Japanese corporate bonds	7,814	175	4,868	125	12,682	300

Total domestic	64,022	1,256	204,219	4,917	268,241	6,173

Foreign:
Bonds issued by governments and official institutions excluding U.S. Treasury and other U.S. government agency bonds	12,925	244	20,613	95	33,538	339
Mortgage-backed securities	9,663	173	1,595	51	11,258	224
Other debt instruments	—	—	—	—	—	—

Total foreign	22,588	417	22,208	146	44,796	563

Total	¥86,610	¥1,673	¥226,427	¥5,063	¥313,037	¥6,736

Debt instruments at fair value through other comprehensive income:
Domestic:
Japanese government bonds	¥9,203,842	¥5,573	¥1,458,266	¥46,789	¥10,662,108	¥52,362
Japanese municipal bonds	2,027	57	820,537	41,746	822,564	41,803
Japanese corporate bonds	—	—	645,589	51,662	645,589	51,662
Other debt instruments	—	—	—	—	—	—

Total domestic	9,205,869	5,630	2,924,392	140,197	12,130,261	145,827

Foreign:
U.S. Treasury and other U.S. government agency bonds	1,100,245	11,191	2,644,357	235,029	3,744,602	246,220
Bonds issued by governments and official institutions excluding U.S. Treasury and other U.S. government agency bonds	2,748,057	20,580	380,055	104,578	3,128,112	125,158
Mortgage-backed securities	1,044,244	9,339	903,629	160,126	1,947,873	169,465
Other debt instruments	365,688	718	9,923	77	375,611	795

Total foreign	5,258,234	41,828	3,937,964	499,810	9,196,198	541,638

Total	¥14,464,103	¥47,458	¥6,862,356	¥640,007	¥21,326,459	¥687,465

Equity instruments at fair value through other comprehensive income:
Domestic equity instruments	¥38,342	¥6,251	¥20,913	¥13,685	¥59,255	¥19,936
Foreign equity instruments	82,893	20,619	50,446	31,813	133,339	52,432

Total	¥121,235	¥26,870	¥71,359	¥45,498	¥192,594	¥72,368

Trading Assets

The following table shows our trading assets at March 31, 2026 and 2025. Our trading assets were ¥6,890,217 million at March 31, 2026, an increase of ¥713,604 million from ¥6,176,613 million at March 31, 2025. The increase was primarily due to an increase in our holdings of U.S. Treasury and other U.S. government agency bonds.

	At March 31,
	2026	2025

	(In millions)
Debt instruments	¥6,476,194	¥5,511,465
Equity instruments	414,023	665,148

Total trading assets	¥6,890,217	¥6,176,613

Financial Assets at Fair Value Through Profit or Loss

The following table shows the fair value of our financial assets at fair value through profit or loss at March 31, 2026 and 2025. The fair value was ¥2,705,113 million at March 31, 2026, a decrease of ¥197,856 million from ¥2,902,969 million at March 31, 2025. The decrease was primarily due to a decrease in our holdings of investment funds.

	At March 31,
	2026	2025

	(In millions)
Debt instruments	¥2,620,759	¥2,820,665
Equity instruments	84,354	82,304

Total financial assets at fair value through profit or loss	¥2,705,113	¥2,902,969

Liabilities

Our total liabilities increased by ¥15,238,171 million from ¥275,676,476 million at March 31, 2025 to ¥290,914,647 million at March 31, 2026, primarily due to an increase in deposits.

The following table shows our liabilities at March 31, 2026 and 2025.

	At March 31,
	2026	2025

	(In millions)
Deposits	¥201,930,427	¥190,022,742
Call money and bills sold	3,656,737	4,378,277
Repurchase agreements and cash collateral on securities lent	24,176,556	27,791,101
Trading liabilities	4,130,591	4,838,439
Derivative financial instruments	11,472,444	9,303,258
Financial liabilities designated at fair value through profit or loss	661,424	597,846
Borrowings	10,551,657	12,697,699
Debt securities in issue	16,576,423	14,387,415
Provisions	355,063	333,301
Other liabilities	16,767,384	10,821,441
Current tax liabilities	338,018	239,190
Deferred tax liabilities	297,923	265,767

Total liabilities	¥290,914,647	¥275,676,476

Deposits

We offer a wide range of standard banking accounts through the offices of our banking subsidiaries in Japan, including non-interest-bearing demand deposits, interest-bearing demand deposits, deposits at notice, time deposits and negotiable certificates of deposit. Domestic deposits, 71% of total deposits, are our principal source of funds for our domestic operations. The deposits in the domestic offices of our banking subsidiaries are principally from individuals and private corporations, governmental bodies (including municipal authorities), and financial institutions.

SMBC’s foreign offices accept deposits mainly in U.S. dollars, but also in yen and other currencies, and are active participants in the Euro-currency market as well as the United States domestic money market. Foreign deposits mainly consist of stable types of deposits, such as deposits at notice, time deposits, and negotiable certificates of deposit.

Our deposit balances at March 31, 2026 were ¥201,930,427 million, an increase of ¥11,907,685 million, or 6%, from ¥190,022,742 million at March 31, 2025, due to an increase in deposits at domestic offices as well as foreign offices. The increase in deposits at domestic offices was primarily due to an increase in time deposits from corporate customers, including large deposits, as well as an increase in deposits from individual customers through acquisition initiatives. The increase in deposits at foreign offices was primarily due to an increase in time deposits, reflecting our efforts to expand our stable foreign currency funding sources.

The following table shows a breakdown of our domestic and foreign offices’ deposits at the dates indicated.

	At March 31,
	2026	2025

	(In millions)
Domestic offices:
Non-interest-bearing demand deposits	¥28,069,136	¥29,902,509
Interest-bearing demand deposits	75,696,259	74,165,956
Deposits at notice	598,846	593,258
Time deposits	25,381,678	21,825,843
Negotiable certificates of deposit	2,985,452	4,264,295
Others	11,292,205	10,222,280

Total domestic offices	144,023,576	140,974,141

Foreign offices:
Non-interest-bearing demand deposits	3,337,095	3,032,855
Interest-bearing demand deposits	7,904,003	6,204,646
Deposits at notice	16,981,820	14,062,549
Time deposits	16,761,066	12,656,739
Negotiable certificates of deposit	12,681,680	12,911,097
Others	241,187	180,715

Total foreign offices	57,906,851	49,048,601

Total deposits	¥201,930,427	¥190,022,742

Borrowings

Borrowings include unsubordinated borrowings, subordinated borrowings, liabilities associated with securitization transactions of our own assets, and lease liabilities. At March 31, 2026, our borrowings were ¥10,551,657 million, a decrease of ¥2,146,042 million, or 17%, from ¥12,697,699 million at March 31, 2025. The decrease was primarily due to a decrease in unsubordinated borrowings.

The following table shows the balances with respect to our borrowings at March 31, 2026 and 2025.

	At March 31,
	2026	2025
	(In millions)
Unsubordinated borrowings	¥8,972,906	¥11,043,243
Subordinated borrowings	98,556	130,971
Liabilities associated with securitization transactions	1,108,260	1,129,695
Lease liabilities	371,935	393,790

Total borrowings	¥10,551,657	¥12,697,699

Debt Securities in Issue

Debt securities in issue at March 31, 2026 were ¥16,576,423 million, an increase of ¥2,189,008 million, or 15%, from ¥14,387,415 million at March 31, 2025, primarily due to increases in unsubordinated bonds and commercial paper.

	At March 31,
	2026	2025

	(In millions)
Commercial paper	¥4,151,356	¥3,571,097
Unsubordinated bonds	10,723,099	9,541,764
Subordinated bonds	1,701,968	1,274,554

Total debt securities in issue	¥16,576,423	¥14,387,415

For further information, refer to Note 20 “Debt Securities in Issue” to our consolidated financial statements included elsewhere in this annual report, which sets forth summaries of debt securities in issue with their contractual interest rates and currencies.

In the normal course of business, we enter into contractual obligations that require future cash payments. “Item 5.B. Liquidity and Capital Resources — Contractual Obligations” sets forth a summary of our contractual cash obligations at March 31, 2026.

Total Equity

Our total equity increased by ¥1,800,400 million from ¥16,488,594 million at March 31, 2025 to ¥18,288,994 million at March 31, 2026, primarily due to increases in retained earnings and other reserves. The increase in retained earnings mainly reflected our net profit. The increase in other reserves was primarily due to increases in the financial instruments at fair value through other comprehensive income reserve reflecting a rise in fair value of domestic equity instruments and the exchange differences on translating the foreign operations reserve reflecting the depreciation of the yen.

For further information, refer to Note 25 “Shareholders’ Equity” and Note 26 “Equity Attributable to Other Equity Instruments Holders” to our consolidated financial statements included elsewhere in this annual report.

	At March 31,
	2026	2025

	(In millions)
Capital stock	¥2,346,888	¥2,345,961
Capital surplus	635,731	663,063
Retained earnings	8,585,195	7,836,548
Treasury stock	(48,851)	(38,512)

Equity excluding other reserves	11,518,963	10,807,060
Other reserves	4,337,932	3,663,135

Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.	15,856,895	14,470,195
Non-controlling interests	179,253	150,022
Equity attributable to other equity instruments holders	2,252,846	1,868,377

Total equity	¥18,288,994	¥16,488,594

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

	At and for the fiscal year ended March 31, 2026
	Total equity	Net profit

	(In millions)
IFRS	¥18,288,994	¥1,194,960
Differences arising from different accounting for:
1. Scope of consolidation	120,495	(8,445)
2. Derivative financial instruments	(154,762)	286,353
3. Investment securities	(625,106)	418,128
4. Loans and advances	629,526	71,679
5. Investments in associates and joint ventures	(147,640)	(80,229)
6. Property, plant and equipment	(1,198)	1,461
7. Lease accounting	7,914	374
8. Defined benefit plans	669,187	105,023
9. Deferred tax assets	(152,707)	(35,525)
10. Foreign currency translation	—	55,313
11. Classification of equity and liability	(2,280,495)	(56,186)
Others	(241,315)	(96,775)
Tax effect of the above	(179,748)	(271,316)

Japanese GAAP	¥15,933,145	¥1,584,815

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

As shown in the following table, total deposits increased by ¥11,907,685 million, or 6%, from ¥190,022,742 million at March 31, 2025 to ¥201,930,427 million at March 31, 2026. The balance of deposits at March 31, 2026 exceeded the balance of loans and advances by ¥71,414,186 million, primarily due to the stable deposit base in Japan. Our loan-to-deposit ratio (total loans and advances divided by total deposits) in the same period was 65%, which contributed greatly to the reduction of our liquidity risk. Our balances of large-

denomination domestic yen time deposits are stable due to the historically high rollover rate of our corporate customers and individual depositors.

	At March 31,
	2026	2025

	(In millions)
Loans and advances	¥130,516,241	¥125,190,819
Deposits	201,930,427	190,022,742

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

We believe we are able to access such sources of liquidity on a stable and flexible basis by keeping credit ratings at a high level. The following table shows credit ratings assigned to the Company by Moody’s Japan K.K. (“Moody’s”), S&P Global Ratings Japan Inc. (“S&P”) and Fitch Ratings Japan Limited (“Fitch”) at May 31, 2026:

At May 31, 2026
Moody’s			S&P			Fitch
Long-term	Outlook	Short-term	Long-term	Outlook	Short-term	Long-term	Outlook	Short-term
A1	S	P-1	A-	S	—	A-	S	F1

The following table shows credit ratings assigned to SMBC by Moody’s, S&P and Fitch at May 31, 2026:

At May 31, 2026
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

The guidelines published by the Financial Services Agency of Japan (“FSA”) for liquidity coverage ratio (“LCR”) and net stable funding ratio (“NSFR”) applicable to banks and bank holding companies with international operations are based on the full text of the LCR and NSFR standard issued by the Basel Committee on Banking Supervision (“BCBS”) in January 2013 and October 2014, respectively. Under these guidelines, banks and bank holding companies with international operations must maintain LCRs and NSFRs of at least 100% on both a consolidated basis and a nonconsolidated basis. The following tables show the Company’s and SMBC’s LCRs for the three months ended March 31, 2026 and NSFRs at March 31, 2026. Each figure is calculated based on our financial statements prepared in accordance with Japanese GAAP, as required by the FSA’s LCR and NSFR guidelines.

Liquidity coverage ratio:

For the three months ended March 31, 2026(1)
SMFG (consolidated)	141.1%
SMBC (consolidated)	148.2%
SMBC (nonconsolidated)	152.1%

(1)

Under the FSA’s LCR guidelines, the LCR for the three months ended March 31, 2026 is set as the three-month average of daily LCRs for the same three months, which is calculated by dividing the balance of high-quality liquid assets by the total net cash outflows on a daily basis for the same three months.

Net stable funding ratio:

At March 31, 2026(1)
SMFG (consolidated)	114.2%
SMBC (consolidated)	121.5%
SMBC (nonconsolidated)	121.5%

(1)	Under the FSA’s NSFR guidelines, the NSFR is calculated by dividing the available amount of stable funding by the required amount of stable funding.

For further information, see “Item 4.B. Business Overview—Regulations in Japan—Regulations Regarding Capital Adequacy and Liquidity—Liquidity Requirement.”

Capital Management

With regard to capital management, we strictly abide by the capital adequacy guidelines set by the FSA. Japan’s capital adequacy guidelines are based on the Basel Capital Accord, which was proposed by the BCBS for uniform application to all banks which have international operations in industrialized countries. The current international standard is the Basel III framework, published by the BCBS in December 2010. Finalized Basel III regulatory reforms were published in December 2017.

The FSA has adopted capital adequacy guidelines for banking organizations in Japan in line with the Basel III framework and the finalized Basel III regulatory reforms. The FSA’s capital adequacy guidelines may be different from those of central banks or supervisory bodies of other countries because they have been designed by the FSA to suit the Japanese banking environment. Our banking subsidiaries outside of Japan are also subject to local capital ratio requirements.

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

Under the FSA capital adequacy guidelines, which reflect the Basel III framework, banks and bank holding companies with international operations are required to maintain a minimum Common Equity Tier 1 capital ratio of 4.5%, a minimum Tier 1 capital ratio of 6%, and a minimum total capital ratio of 8%. Moreover, bank holding companies with international operations are required to hold a capital conservation buffer of 2.5% to withstand future periods of stress. As a result, taking the capital conservation buffer into account, the minimum Common Equity Tier 1 capital requirement, the minimum Tier 1 capital requirement and the minimum total capital requirement for bank holding companies with international operations are 7%, 8.5% and 10.5%, respectively. Furthermore, a countercyclical buffer within a range of 0% to 2.5% of common equity or other fully loss-absorbing capital has been implemented according to national circumstances and we are required to hold a countercyclical buffer of 0.19% at March 31, 2026.

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

We also abide by the leverage ratio guidelines set by the FSA, which are based on the leverage ratio framework and disclosure requirements issued by the BCBS. Under the BCBS leverage ratio framework, the minimum leverage ratio is set at 3%. In addition, G-SIBs are required to maintain a leverage ratio buffer, which takes the form of a Tier 1 capital buffer set at 50% of the applicable G-SIB capital surcharge. In June 2020, the FSA published and implemented amendments to its guidelines for the leverage ratio, which mainly exclude deposits with the BOJ from the denominator for the calculation of the leverage ratio in order to maintain harmonization with the monetary policy implemented by the BOJ and the prudential regulations for banks and other financial institutions. Furthermore, in November 2022, the FSA published amendments to its guidelines for the leverage ratio, which provided that, effective from April 1, 2024, the minimum leverage ratio was increased from 3% to 3.15% and the leverage buffer applicable to G-SIBs is increased by 0.05%, while continuing to exclude amounts of deposits with the BOJ from the total exposure, taking into account exceptional macroeconomic conditions and other circumstances.

The table below presents our risk-weighted capital ratios, total capital, risk-weighted assets and leverage ratio under Japanese GAAP at March 31, 2026, based on the Basel III rules.

At March 31, 2026
(In billions, except percentages)
SMFG Consolidated:
Total risk-weighted capital ratio	15.69%
Tier 1 risk-weighted capital ratio	14.49%
Common Equity Tier 1 risk-weighted capital ratio	12.41%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥15,865.9
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	14,655.9
Common Equity Tier 1 capital	12,544.0
Risk-weighted assets	101,078.2
The amount of minimum total capital requirements(1)	8,086.3

Leverage ratio	5.00%

(1)	The amount of minimum total capital requirements is calculated by multiplying risk-weighted assets by 8%.

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

Set forth below is a table of risk-weighted capital ratios, total capital, risk-weighted assets and leverage ratio of SMBC at March 31, 2026 on a consolidated and nonconsolidated basis.

At March 31, 2026
(In billions, except percentages)
SMBC Consolidated:
Total risk-weighted capital ratio	17.34%
Tier 1 risk-weighted capital ratio	15.42%
Common Equity Tier 1 risk-weighted capital ratio	12.32%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥15,173.6
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	13,497.5
Common Equity Tier 1 capital	10,779.1
Risk-weighted assets	87,476.2
The amount of minimum total capital requirements(1)	6,998.1

Leverage ratio	4.96%

SMBC Nonconsolidated:
Total risk-weighted capital ratio	15.83%
Tier 1 risk-weighted capital ratio	13.62%
Common Equity Tier 1 risk-weighted capital ratio	10.22%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥12,565.6
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	10,806.7
Common Equity Tier 1 capital	8,114.7
Risk-weighted assets	79,331.8
The amount of minimum total capital requirements(1)	6,346.5

Leverage ratio	4.63%

(1)	The amount of minimum total capital requirements is calculated by multiplying risk-weighted assets by 8%.

Our securities subsidiary in Japan, SMBC Nikko Securities is also subject to capital adequacy requirements under the FIEA described in “Item 4.B. Business Overview—Regulations in Japan—Regulations Regarding Capital Adequacy and Liquidity.” At March 31, 2026, the capital adequacy ratio was 317.4% for SMBC Nikko Securities, and sufficiently above 140%, below which level it would be required to file daily reports with the Commissioner of the FSA.

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

The table below shows the nominal amounts of undrawn loan commitments, and financial guarantees and other credit-related contingent liabilities at March 31, 2026 and 2025.

	At March 31,
	2026	2025

	(In millions)
Loan commitments	¥100,314,339	¥91,810,227
Financial guarantees and other credit-related contingent liabilities	17,033,173	15,139,799

Total	¥117,347,512	¥106,950,026

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

Contractual Obligations

In the normal course of business, we enter into contractual obligations that require future cash payments. The following table sets forth a summary of our contractual cash obligations at March 31, 2026.

	At March 31, 2026
	Due in one year or less	Due from one year to three years	Due from three years to five years	Due after five years	Total(1)
			(In millions)
Time deposits	¥37,650,209	¥2,582,508	¥810,225	¥1,141,261	¥42,184,203
Negotiable certificate of deposits	15,317,233	130,619	219,280	—	15,667,132
Financial liabilities designated at fair value through profit or loss	78,850	91,540	108,011	456,090	734,491
Borrowings	4,840,033	3,446,820	606,363	1,310,165	10,203,381
Debt securities in issue	6,369,879	2,726,254	3,733,556	4,101,011	16,930,700
Lease liabilities	80,220	114,229	69,869	137,378	401,696
Purchase obligation(2)	76,428	113,515	23,724	16,961	230,628

Total	¥64,412,852	¥9,205,485	¥5,571,028	¥7,162,866	¥86,352,231

(1)	The amount of interest on debt instruments is not included in the maturity table above due to its insignificance.
(2)

Purchase obligation in the above table includes the contractual commitments to purchase goods or services of construction and information technology that are binding on us for the payment of more than ¥100 million.

5.C. RESEARCH, DEVELOPMENT, PATENTS AND LICENSES

We did not conduct any significant research and development activities for the fiscal year ended March 31, 2026. However, there are certain research and development activities for our information system infrastructure.

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

At June 26, 2026, the following directors held the indicated positions with us:

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
Kazuyuki Anchi (January 3, 1971)

Director Senior Managing Corporate Executive Officer of the Company

Group Chief Financial Officer, or CFO, and Group Chief Strategy Officer, or CSO

In charge of Sustainability Division for Fulfilled Growth

Officer in charge of Public Relations Department, Corporate Planning Department, Business Development Department, Asset & Wealth Management Strategy Department, Sustainability Planning Department, Sustainability Development Department, Financial Accounting Department and Accounting Service & Planning Department

Director and Senior Managing Executive Officer of SMBC

		April 1993	Joined Sumitomo Bank
		April 2021	Executive Officer of the Company
Executive Officer of SMBC
		April 2023	Managing Executive Officer of the Company
Managing Executive Officer of SMBC
		April 2025	Senior Managing Corporate Executive Officer of the Company
Director and Senior Managing Executive Officer of SMBC (to present)
		June 2025	Director Senior Managing Corporate Executive Officer of the Company (to present)

Takeshi Mikami (February 16, 1966)	Director of the Company	April 1988	Joined Sumitomo Bank
		April 2016	Executive Officer of SMBC
		April 2017	Executive Officer of the Company
		April 2019	Managing Executive Officer of the Company
Managing Executive Officer of SMBC
		April 2020	Resigned as Managing Executive Officer of the Company
		April 2022	Senior Managing Corporate Executive Officer of the Company
Retired as Managing Executive Officer of SMBC
		April 2025	Deputy President and Corporate Executive Officer of the Company
		April 2026	Deputy President and Executive Officer of the Company
		June 2026	Director of the Company (to present)
Honami Matsugasaki (October 2, 1970)	Director of the Company	April 1993	Joined Sumitomo Bank
		April 2021	Executive Officer of the Company
Executive Officer of SMBC
		April 2023	Retired as Executive Officer of the Company
		April 2024	Executive Officer of the Company
Resigned as Executive Officer of SMBC
		June 2025	Director of the Company (to present)

Name (Date of birth)	Current positions and principal outside positions	Business experience
Sonosuke Kadonaga(1) (August 5, 1952)	Director of the Company	April 1976	Joined Chiyoda Corporation
		June 1986	Retired from Chiyoda Corporation
		August 1986	Joined McKinsey & Company, Inc., Japan
		December 1992	Principal (Partner) of McKinsey & Company, Inc., Japan
		June 1999	Director (Senior Partner) of McKinsey & Company, Inc., Japan
		June 2009	Retired from McKinsey & Company, Inc., Japan
		July 2009	Representative of Intrinsics (to present)
		June 2017	Director of SMBC
		June 2024	Director of the Company (to present)
Resigned as Director of SMBC
Jun Sawada(1) (July 30, 1955)	Director of the Company Chairman and Member of the Board of NTT, Inc.	April 1978	Joined Nippon Telegraph and Telephone Public Corporation (currently NTT, Inc.)
		June 2008	Senior Vice President, Executive Manager of the Corporate Strategy Planning Department, Member of the Board of NTT Communications Corporation (currently NTT DOCOMO BUSINESS, Inc.)
		June 2011	Executive Vice President Executive Manager of the Corporate Strategy Planning Department, Member of the Board of NTT Communications Corporation (currently NTT DOCOMO BUSINESS, Inc.)
		June 2012	Senior Executive Vice President, Executive Manager of the Corporate Strategy Planning Department, Representative Member of the Board of NTT Communications Corporation (currently NTT DOCOMO BUSINESS, Inc.)
		June 2013	Senior Executive Vice President, Representative Member of the Board of NTT Communications Corporation (currently NTT DOCOMO BUSINESS, Inc.)
		June 2014	Senior Executive Vice President, Representative Member of the Board of NIPPON TELEGRAPH AND TELEPHONE CORPORATION (currently NTT, Inc.)
		June 2018	President and Chief Executive Officer, Representative Member of the Board of NIPPON TELEGRAPH AND TELEPHONE CORPORATION (currently NTT, Inc.)
		June 2020	President and Chief Executive Officer, Representative Member of the Board of NIPPON TELEGRAPH AND TELEPHONE CORPORATION (currently NTT, Inc.)
		June 2022	Chairman and Representative Member of the Board of NIPPON TELEGRAPH AND TELEPHONE CORPORATION (currently NTT, Inc.)
		June 2024	Chairman and Member of the Board of NIPPON TELEGRAPH AND TELEPHONE CORPORATION (currently NTT, Inc.) (to present)
		June 2025	Director of the Company (to present)

Name (Date of birth)	Current positions and principal outside positions	Business experience
Yoriko Goto(1) (November 11, 1958)	Director of the Company	November 1983	Joined Deloitte Haskins and Sells International (currently Deloitte Touche Tohmatsu LLC)
		March 1987	Registered as a certified public accountant (to present)
		June 1996	Partner of Tohmatsu & Co. (currently Deloitte Touche Tohmatsu LLC)
		November 2010	Member of the Management Council of Deloitte Touche Tohmatsu LLC
		October 2013	Member of Executive Committee in charge of the Financial Services Industry of Deloitte Touche Tohmatsu LLC
Member of the Board of Deloitte Touche Tohmatsu Limited
		June 2018	Chairperson of the Board of Deloitte Tohmatsu Group
Chairperson of the Board of Deloitte Touche Tohmatsu LLC
Member of the Board of Deloitte Touche Tohmatsu Limited
		November 2018	Member of the Board of Deloitte Asia Pacific Limited
		September 2022	Retired as Partner of Deloitte Touche Tohmatsu LLC
		October 2022	President of Yoriko Goto CPA Office (to present)
Director of SMBC
		June 2025	Director of the Company (to present)
Resigned as Director of SMBC
Isao Teshirogi(1) (December 12, 1959)	Director of the Company Representative Director, President and CEO of Shionogi & Co., Ltd.	April 1982	Joined Shionogi & Co., Ltd.
		June 2002	Director of Shionogi & Co., Ltd.
		April 2004	Director and Executive Officer of Shionogi & Co., Ltd.
		April 2006	Director and Senior Executive Officer of Shionogi & Co., Ltd.
		April 2008	Representative Director and President and CEO of Shionogi & Co., Ltd.
		June 2021	Director of SMBC
		July 2022	Representative Director, President and CEO of Shionogi & Co., Ltd. (to present)
		June 2025	Director of the Company (to present)
Retired as Director of SMBC

Name (Date of birth)	Current positions and principal outside positions	Business experience
Norimitsu Takashima(1) (October 6, 1961)	Director of the Company	April 1989	Public Prosecutor, Tokyo District Public Prosecutors Office
		December 2012	Director of the Public Security Division, Criminal Affairs Bureau, Ministry of Justice
		January 2014	Director, Trial Division, Tokyo District Public Prosecutors Office
		April 2015	Deputy Director-General, Minister’s Secretariat, Ministry of Justice
		July 2017	Chief Prosecutor, Matsuyama District Public Prosecutors Office
		July 2018	Public Prosecutor, Supreme Public Prosecutors Office
		September 2018	Director-General, Human Rights Bureau, Ministry of Justice
		April 2019	Deputy Director-General, Immigration Services Agency
		December 2020	Deputy Vice Minister of Justice, Ministry of Justice
		September 2021	Vice-Minister of Justice, Ministry of Justice
		January 2023	Superintending Prosecutor, Nagoya High Public Prosecutors Office
		July 2024	Resigned as Public Prosecutor
		October 2024	Registered as an attorney at law (to present)
Attorney at law at T&K Partners (to present)
		June 2025	Director of the Company (to present)

Name (Date of birth)	Current positions and principal outside positions	Business experience
Charles D. Lake II(1) (January 8, 1962)	Director of the Company President of Aflac International, Inc. Chairman and Representative Director of Aflac Life Insurance Japan Ltd.	June 1990	Entered the Office of the U.S. Trade Representative as Special Counsel
		December 1990	Registered as an attorney at law, admitted in Pennsylvania, the U.S.A. (to present)
		August 1992	Director of Japan Affairs, the Office of the U.S. Trade Representative
		July 1993	Director of Japan Affairs and Special Counsel to the Deputy U.S. Trade Representative, the Office of the U.S. Trade Representative
		January 1995	Attorney at law at Dewey Ballantine LLP
		October 1996	Registered as an attorney at law, admitted in Washington, D.C., the U.S.A. (to present)
		February 1999	Vice President and Counsel of Aflac International, Inc.
		June 1999	Vice President and Counsel of Japan Branch, American Family Life Assurance Company of Columbus (currently Aflac Life Insurance Japan Ltd.)
		January 2001	Senior Vice President and Counsel of Japan Branch, American Family Life Assurance Company of Columbus (currently Aflac Life Insurance Japan Ltd.)
		April 2001	Senior Vice President and General Counsel of Japan Branch, American Family Life Assurance Company of Columbus (currently Aflac Life Insurance Japan Ltd.)
		July 2001	Deputy President of Japan Branch, American Family Life Assurance Company of Columbus (currently Aflac Life Insurance Japan Ltd.)
		January 2003	President and Representative in Japan of Japan Branch, American Family Life Assurance Company of Columbus (currently Aflac Life Insurance Japan Ltd.)
		April 2005	Vice Chairman and Representative in Japan of Japan Branch, American Family Life Assurance Company of Columbus (currently Aflac Life Insurance Japan Ltd.)
		July 2008	Chairman and Representative in Japan of Japan Branch, American Family Life Assurance Company of Columbus (currently Aflac Life Insurance Japan Ltd.)
		January 2014	President of Aflac International, Inc. (to present)
		April 2018	Chairman and Representative Director of Aflac Life Insurance Japan Ltd. (to present)
		June 2023	Director of the Company (to present)

Name (Date of birth)	Current positions and principal outside positions	Business experience
Jenifer Rogers(1) (June 22, 1963)	Director of the Company General Counsel International of Asurion Japan Holdings G.K.	September 1989	Joined Haight Gardner Poor & Havens (currently Holland & Knight LLP)
		December 1990	Registered as an attorney at law, admitted in New York, the U.S.A. (to present)
		February 1991	Joined the Industrial Bank of Japan Ltd. (currently Mizuho Bank, Ltd.)
		December 1994	Joined Merrill Lynch Securities Co., Ltd. (currently BofA Securities Japan Co., Ltd.)
		November 2000	Merrill Lynch Europe Plc (currently Merrill Lynch Europe Limited)
		July 2006	Merrill Lynch (Asia Pacific) Limited (currently Bank of America Corporation) (Hong Kong)
		January 2012	Bank of America Merrill Lynch (currently Bank of America Corporation) (New York)
		November 2012	General Counsel Asia of Asurion Asia Pacific Limited
		November 2014	General Counsel Asia of Asurion Japan Holdings G.K.
		January 2021	President of the American Chamber of Commerce in Japan
		June 2023	Director of the Company (to present)
		January 2025	General Counsel International of Asurion Japan Holdings G.K. (to present)

(1)	These directors satisfy the requirements for an “outside director” under the Companies Act.

Corporate Executive Officers

At June 26, 2026, the following corporate executive officers held the indicated positions with us:

Name (Date of birth)	Current positions and principal outside positions	Business experience
Toru Nakashima (September 14, 1963)	See “Directors” under this Item 6.A.	See “Directors” under this Item 6.A.
Teiko Kudo (May 22, 1964)	See “Directors” under this Item 6.A.	See “Directors” under this Item 6.A.
Yoshihiro Hyakutome (February 27, 1965)	Deputy President and Corporate Executive Officer of the Company (Representative Corporate Executive Officer) Co-Head of Global Business Unit Deputy President Executive Officer of SMBC	April 1988	Joined Sumitomo Bank
		April 2016	Executive Officer of SMBC
		April 2017	Executive Officer of the Company
		April 2018	Managing Executive Officer of the Company
Managing Executive Officer of SMBC
		April 2022	Senior Managing Corporate Executive Officer of the Company
Director and Senior Managing Executive Officer of SMBC
		April 2024	Senior Managing Executive Officer of SMBC
		April 2025	Deputy President and Corporate Executive Officer of the Company (to present)
Deputy President Executive Officer of SMBC (to present)
Keiichiro Nakamura (December 14, 1966)	Senior Managing Corporate Executive Officer of the Company Co-Head of Global Business Unit Senior Managing Executive Officer of SMBC	April 1989	Joined Mitsui Bank
		April 2017	Executive Officer of the Company
Executive Officer of SMBC
		April 2020	Managing Executive Officer of the Company
Managing Executive Officer of SMBC
		April 2023	Senior Managing Corporate Executive Officer of the Company (to present)
Senior Managing Executive Officer of SMBC (to present)
Akio Isowa (October 8, 1966)

Senior Managing Corporate Executive Officer of the Company

Group Chief Digital Innovation Officer, or CDIO

In charge of Digital & Innovation Division

Officer in charge of Digital Strategy Department

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
Senior Managing Executive Officer of SMBC (to present)
Takashi Kobayashi (June 21, 1967)

Senior Managing Corporate Executive Officer of the Company

Group Chief Human Resources Officer, or CHRO

Officer in charge of Governance and Legal Department, Human Resources Department, Quality Management Department and CRE & Facility Planning Department

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
Director and Senior Managing Executive Officer of SMBC (to present)
Hideki Takamatsu (October 11, 1967)

Senior Managing Corporate Executive Officer of the Company

Group Chief Information Officer, or CIO

Officer in charge of IT Planning Department, Cybersecurity Management Department, Data Management Department and Operations Planning Department

Director and Senior Managing Executive Officer of SMBC

		April 1991	Joined Sumitomo Bank
		April 2020	Executive Officer of the Company
Executive Officer of SMBC
		April 2024	Managing Executive Officer of the Company
Managing Executive Officer of SMBC
		April 2025	Senior Managing Corporate Executive Officer of the Company (to present)
Director and Senior Managing Executive Officer of SMBC (to present)

Name (Date of birth)	Current positions and principal outside positions	Business experience
Yukihiro Mabuchi (April 7, 1968)	Senior Managing Corporate Executive Officer of the Company Co-Head of Wholesale Business Unit Senior Managing Executive Officer of SMBC	April 1991	Joined Sumitomo Bank
		April 2019	Executive Officer of the Company
Executive Officer of SMBC
		April 2022	Managing Executive Officer of the Company
Managing Executive Officer of SMBC
		April 2024	Senior Managing Executive Officer of the Company
Senior Managing Executive Officer of SMBC (to present)
		April 2025	Senior Managing Corporate Executive Officer of the Company (to present)
Akio Uemura (June 30, 1968)	Senior Managing Corporate Executive Officer of the Company Head of Retail Business Unit Senior Managing Executive Officer of SMBC	April 1992	Joined Sumitomo Bank
		April 2020	Executive Officer of the Company
Executive Officer of SMBC
		April 2023	Managing Executive Officer of the Company
Managing Executive Officer of SMBC
		April 2025	Senior Managing Corporate Executive Officer of the Company (to present)
Senior Managing Executive Officer of SMBC (to present)
Kazuyuki Anchi (January 3, 1971)	See “Directors” under this Item 6.A.	See “Directors” under this Item 6.A.
Arihiro Nagata (November 30, 1968)	Senior Managing Corporate Executive Officer of the Company Head of Global Markets Business Unit Senior Managing Executive Officer of SMBC	April 1993	Joined Sumitomo Bank
		April 2021	Executive Officer of SMBC
		April 2022	Executive Officer of the Company
		April 2023	Managing Executive Officer of the Company
Managing Executive Officer of SMBC
		April 2025	Senior Managing Corporate Executive Officer of the Company (to present)
Senior Managing Executive Officer of SMBC (to present)
Haruyuki Yoshikawa (September 6, 1970)	Senior Managing Corporate Executive Officer of the Company Group Chief Audit Executive, or CAE Officer in charge of Internal Audit Department	April 1993	Joined Sumitomo Bank
		April 2021	Executive Officer of the Company
Executive Officer of SMBC
		April 2023	Managing Executive Officer of the Company
Managing Executive Officer of SMBC
		April 2025	Retired as Managing Executive Officer of SMBC
		April 2026	Senior Managing Corporate Executive Officer of the Company (to present)

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

6.B. COMPENSATION

The aggregate amounts of compensation paid by us during the fiscal year ended March 31, 2026 to our directors and to our corporate executive officers were ¥483 million and ¥1,780 million, respectively.

The following table sets forth the details of individual compensation, disclosed pursuant to the provision of the Financial Instruments and Exchange Act of Japan (“FIEA”) and related ordinance, by SMFG and its subsidiaries in amounts equal to or exceeding ¥100 million during the fiscal year ended March 31, 2026:

	Compensation
	Aggregated amount	Paid by	Monetary compensation		Non-monetary compensation
			Non-performance -linked	Performance-linked		Non-performance -linked
Directors and corporate executive officers			Annual salary	Bonus	Stock compensation Plan I, PlanII	Stock compensation Plan III

	(In millions)(1)
Makoto Takashima	¥222	SMFG	¥88	¥26	¥51	¥—
		SMBC	29	8	17	—
Toru Nakashima	¥300	SMFG	¥119	¥54	¥126	¥—
		SMBC	—	—	—	—
Teiko Kudo	¥128	SMFG	¥29	¥11	¥22	¥—
		SMBC	30	11	22	—
Yoshihiro Hyakutome	¥125	SMFG	¥29	¥11	¥21	¥—
		SMBC	30	11	21	—
Takeshi Mikami	¥125	SMFG	¥58	¥23	¥43	¥—
		SMBC	—	—	—	—
Keiichiro Nakamura	¥101	SMFG	¥24	¥9	¥17	¥—
		SMBC	24	9	17	—
Akio Isowa	¥103	SMFG	¥24	¥9	¥17	¥—
		SMBC	24	9	17	—
Fumihiko Ito	¥103	SMFG	¥24	¥9	¥17	¥—
		SMBC	24	9	17	—
Takashi Kobayashi	¥103	SMFG	¥24	¥9	¥17	¥—
		SMBC	24	9	17	—
Natsuhiro Samejima	¥109	SMFG	¥23	¥9	¥17	¥—
		SMBC	25	9	17	5
Hideki Takamatsu	¥121	SMFG	¥23	¥9	¥17	¥—
		SMBC	26	9	17	17
Yukihiro Mabuchi	¥111	SMFG	¥23	¥10	¥18	¥—
		SMBC	24	10	18	5
Akio Uemura	¥114	SMFG	¥23	¥9	¥16	¥—
		SMBC	23	9	16	14
Kazuyuki Anchi	¥115	SMFG	¥23	¥9	¥17	¥—
		SMBC	23	9	17	14
Arihiro Nagata	¥116	SMFG	¥23	¥9	¥17	¥—
		SMBC	23	9	17	14

(1)	Amounts less than one million yen have been truncated.

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

On April 30, 2026, our compensation committee resolved to revise the executive compensation policy. For remuneration of directors (excluding outside directors and audit committee members), corporate executive officers and executive officers, etc. of SMFG, directors (excluding outside directors and audit and supervisory committee members) and executive officers, etc. of SMBC and representative corporate executive officers of certain of our subsidiaries, the composition of annual incentives has been changed so that payment shall be made only as a cash bonus. In addition, for remuneration of outside directors of SMFG and SMBC, audit committee members of SMFG and audit and supervisory committee members of SMBC, the policy has been changed so that part of the remuneration shall be paid under the stock compensation plan which is not linked to performance. The individual remunerations for executives for the fiscal year ended March 31, 2026, have been paid based on the policy before the revision.

Prior to the introduction of the stock compensation plans that utilize restricted stock, we had introduced compensation-type stock options to directors, corporate auditors, and executive officers of SMFG and SMBC (“SMFG Stock Acquisition Rights”), which served as an incentive for them to further contribute to the equity appreciation and achieve better corporate performance through sharing the benefits and risks of the share price performance with our shareholders.

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

We had previously employed a board of corporate auditors governance system. In order to further enhance our solid corporate governance system, we transitioned to a company with three statutory committees in June 2017.

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

Our board of directors held 13 meetings during the fiscal year ended March 31, 2026. The average attendance rate was 99%.

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

Our nominating committee held 5 meetings during the fiscal year ended March 31, 2026. The average attendance rate was 100%.

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

Under the Companies Act, we are required to have an audit committee that consists of members of our board of directors, and the majority of the members must be outside directors. Currently, the chairman of the audit committee is Sonosuke Kadonaga, who is an outside director. Other outside directors on the audit committee are Yoriko Goto and Norimitsu Takashima. Other directors on the audit committee are Takeshi Mikami and Honami Matsugasaki.

Our audit committee held 15 meetings during the fiscal year ended March 31, 2026. The average attendance rate was 100%.

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

Under the Companies Act, we are required to have a compensation committee that consists of members of our board of directors, and the majority of the members must be outside directors. Currently, the chairman of the compensation committee is Isao Teshirogi, who is an outside director. Other outside directors on the compensation committee are Jun Sawada and Jenifer Rogers. Other directors on the compensation committee are Makoto Takashima, the chairman of the board, and Toru Nakashima, our president.

Our compensation committee held 7 meetings during the fiscal year ended March 31, 2026. The average attendance rate was 100%.

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

6.D. EMPLOYEES

At March 31, 2026, 2025 and 2024, on a consolidated basis, we had approximately 123,000, 123,000 and 120,000 employees, respectively, including locally hired staff in our foreign offices but excluding temporary employees. We also had an average of approximately 8,100 temporary employees during the fiscal year ended March 31, 2026.

The following tables show our full-time employees at March 31, 2026 on a consolidated basis under Japanese GAAP broken down based on business segment and geographical location:

Percentage of full-time employees at March 31, 2026
Business segment:
Wholesale Business Unit	7%
Retail Business Unit	22
Global Business Unit	56
Global Markets Business Unit	1
Head office account and others	14

Total	100%

Percentage of full-time employees at March 31, 2026
Location:
Japan	44%
Americas	5
Europe and Middle East	3
Asia and Oceania	48

Total	100%

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

6.E. SHARE OWNERSHIP

Shareholdings by Directors and Senior Management

The following table shows the number of shares of our common stock owned by our directors and corporate executive officers at June 26, 2026:

	Number of shares owned(1)
Directors and corporate executive officers:
Makoto Takashima	256,421
Toru Nakashima	167,857
Teiko Kudo	117,729	(2)
Kazuyuki Anchi	54,260
Takeshi Mikami	131,028
Honami Matsugasaki	38,322
Sonosuke Kadonaga	—
Jun Sawada	200
Yoriko Goto	—
Isao Teshirogi	—
Norimitsu Takashima	200
Charles D. Lake II	900
Jenifer Rogers	1,800
Yoshihiro Hyakutome	111,831	(3)
Keiichiro Nakamura	102,074
Akio Isowa	83,772
Fumihiko Ito	91,713
Takashi Kobayashi	94,158
Natsuhiro Samejima	74,053
Hideki Takamatsu	60,084
Yukihiro Mabuchi	76,948
Akio Uemura	67,814
Arihiro Nagata	56,493
Haruyuki Yoshikawa	51,449

(1)

Number of shares owned includes shares allotted under our compensation plans utilizing restricted stock. For further information, see “Stock Option Plans and Other Remuneration for Directors and Senior Management—Compensation Plans Utilizing Restricted Stock” in this section.

(2)

Additionally holds stock options conferring right to buy 20,400 shares of our common stock, as at June 26, 2026. See “Stock Option Plans and Other Remuneration for Directors and Senior Management—Stock Option Plans” in this section.

(3)

Additionally holds stock options conferring right to buy 29,100 shares of our common stock, as at June 26, 2026. See “Stock Option Plans and Other Remuneration for Directors and Senior Management—Stock Option Plans” in this section.

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

After the introduction of the stock compensation plans that utilize restricted stock, our compensation committee has periodically revised its executive compensation policy, including reviewing qualitative and quantitative performance indicators. In addition, on April 30, 2026, our compensation committee resolved to revise the executive compensation policy. For remuneration of directors (excluding outside directors and audit committee members), corporate executive officers and executive officers, etc. of SMFG, directors (excluding outside directors and audit and supervisory committee members) and executive officers, etc. of SMBC and representative corporate executive officers of certain of our subsidiaries, the composition of annual incentives has been changed so that payment shall be made only as a cash bonus, and qualitative and quantitative performance indicators for the stock compensation plans which determine remuneration primarily based on our medium-term performance have been amended. In addition, for remuneration of outside directors of SMFG and SMBC, audit committee members of SMFG and audit and supervisory committee members of SMBC, the policy has been changed so that part of the remuneration shall be paid under the stock compensation plan which is not linked to performance. The details of the latest stock compensation plans are as follows.

The plans consist of Stock Compensation Plan I (“Plan I”), which determines remuneration primarily based on our medium-term performance, Stock Compensation Plan II (“Plan II”), which pays a fixed amount of remuneration regardless of performance and Stock Compensation Plan III (“Plan III”), which determines remuneration primarily based on corporate title.

Plan I (medium-term performance share plan) has an evaluation period of three years, corresponding with our medium-term management plan. Executives are initially allotted shares of restricted stock equivalent to the monetary amount determined based on the executive’s corporate title. After the completion of the evaluation period, our compensation committee reviews the progress of our medium-term management plan, performance of our common stock, and the status of efforts to address the priority issues for social value creation and employees and other factors, to determine a final amount to be released from transfer restrictions. In case the final amount falls below the initial amount, we retrieve all or part of the allotted shares at no cost.

Under Plan II, a fixed amount of remuneration is paid to outside directors, audit committee members and audit and supervisory committee members, regardless of performance.

Under Plan III (promotion reward plan), executives are allotted shares of restricted stock equivalent to pre-determined compensation amounts per title, reflecting the increased responsibilities derived from promotions. Restrictions shall apply to the shares until the earlier of 30 years from allotment or when the executive retires from office.

The eligible executives for the plans are directors, corporate executive officers and executive officers, etc. of SMFG, directors and executive officers, etc. of SMBC and representative corporate executive officers of certain of our subsidiaries.

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

The following table provides details of the issuance and allotment of new shares under our stock compensation plans from April 1, 2023 to March 31, 2026, which were made based on the executive compensation policy before the revision resolved by our compensation committee on April 30, 2026:

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

Directors of SMFG: 4 persons 54,237 shares

Corporate executive officers of SMFG: 13 persons 56,706 shares

Executive officers of SMFG: 45 persons 128,460 shares

Directors of SMFG’s subsidiaries: 23 persons 117,354 shares

Executive officers, etc. of SMFG’s subsidiaries: 188 persons 668,949 shares

Date of issue	Issue price(1)	Class and total number of shares issued(1)	Allottees and number of shares to be allotted(1)
July 25, 2025	¥3,614 per share	513,282 shares of common stock of the Company

Directors of SMFG: 5 persons 12,343 shares

Corporate executive officers of SMFG: 13 persons 15,421 shares

Executive officers of SMFG: 48 persons 45,425 shares

Directors of SMFG’s subsidiaries: 24 persons 58,259 shares

Executive officers, etc. of SMFG’s subsidiaries: 176 persons 381,834 shares

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

Employee Stock Ownership Associations

We have employee stock ownership associations in Japan for our and our subsidiaries’ employees. Members of the employee stock ownership associations set aside certain amounts from their monthly salary to purchase our common stock through the relevant employee stock ownership association. The administrator of each association makes open-market purchases of our common stock for the account of the association on a monthly basis. We and our subsidiaries contribute matching funds equivalent to 10% or 5% of the amount purchased by the relevant association. At March 31, 2026, none of the employee stock ownership associations held more than 1% of our common stock.

Employee Stock Ownership Plan

In March 2024, we announced the introduction of a share-based compensation plan for employees of SMBC. The plan is an incentive scheme that establishes an Employee Stock Ownership Plan (“ESOP”) trust which is funded by cash contributed by SMBC (via SMFG). The shares of our common stock acquired by the ESOP trust will be granted to SMBC employees upon their retirement based on the number of points earned by each employee. According to the rules of the share-based compensation plan for employees established by SMBC’s board of directors, the number of points granted to employees is linked to their grade and the business performance of SMFG. In this system, the compensation is linked to the SMFG share price over the medium-to-long-term, so that employees are incentivized to enhance the corporate value of the SMBC Group over the medium-to-long term. The plan was implemented for certain general managers in SMBC. On May 14, 2025, we announced that we added SMBC Nikko Securities Inc., Sumitomo Mitsui Card Company, Limited, and The Japan Research Institute, Limited, as subsidiaries eligible for the plan. On May 13, 2026, we announced that we added SMBC Consumer Finance Co., Ltd. as a subsidiary eligible for the plan.

6.F. DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

Item 7.	Major Shareholders and Related Party Transactions

7.A.  MAJOR SHAREHOLDERS

Major Shareholders

Our major shareholders, appearing on our register of common shareholders at March 31, 2026, were as follows:

	Number of shares held(2)	Percentage of shares issued(1)(2)
Name:
The Master Trust Bank of Japan, Ltd. (Trust Account)	616,623,100	16.15%
Custody Bank of Japan, Ltd. (Trust Account)	221,341,000	5.79%
STATE STREET BANK AND TRUST COMPANY 505001	107,842,569	2.82%
NATSCUMCO	75,304,329	1.97%
JP MORGAN CHASE BANK 385781	54,083,479	1.41%
The Nomura Trust and Banking Co., Ltd. (Trust Account)	41,714,200	1.09%
GOVERNMENT OF NORWAY	41,681,527	1.09%
JPMorgan Securities Japan Co., Ltd.	38,047,900	0.99%
THE CHASE MANHATTAN BANK, N.A. LONDONSECS LENDING OMNIBUS ACCOUNT	36,816,565	0.96%
STATE STREET BANK AND TRUST COMPANY 505103	34,904,897	0.91%

(1)	Percentages are calculated based on the total number of shares of common stock then issued, excluding our treasury stock, and have been truncated to the nearest second decimal point.
(2)

On February 5, 2024, BlackRock, Inc. filed a Schedule 13G/A with the SEC, indicating that BlackRock, Inc. and its subsidiaries beneficially held 99,768,992 shares of our common stock, representing 7.46% of our outstanding common stock at December 31, 2023. The number of shares which was indicated in the Schedule 13G/A filed by BlackRock, Inc. on February 5, 2024 is the number before the stock split of our common stock we implemented with an effective date of October 1, 2024, whereby each share of common stock owned by shareholders listed or recorded in the closing register of shareholders on the record date of September 30, 2024 was split into three shares. On September 19, 2025, Sumitomo Mitsui Trust Asset Management Co., Ltd. and its affiliate submitted a filing to the Kanto Local Finance Bureau indicating that Sumitomo Mitsui Trust Asset Management Co., Ltd. and its affiliate held 206,720,006 shares of our common stock, representing 5.36% of our outstanding common stock at September 15, 2025.

Our major shareholders do not have different voting rights.

Shareholders in the United States

Because some of our common stock was held by brokers or other nominees, the number of shares held by and the number of beneficiary holders with addresses in the United States is not fully ascertainable. At March 31, 2026, there were 309 record holders of our common stock with addresses in the United States, whose shareholdings represented approximately 17% of our outstanding common stock on that date.

Control of the Company

To our knowledge, we are not directly or indirectly owned or controlled by any another corporation(s), by any foreign government or by any other natural or legal person(s), severally or jointly.

Arrangements for Change in Control of the Company

We know of no arrangements the operation of which may at a later time result in a change of control.

7.B. RELATED PARTY TRANSACTIONS

We and our banking subsidiaries had, and expect to have in the future, banking transactions and other transactions in the ordinary course of business with our related parties. For the fiscal year ended March 31, 2026, such transactions included, but were not limited to, loans, deposits and guarantees. Furthermore, such transactions were immaterial and were made at prevailing market rates, terms and conditions, and did not involve more than the normal risk of collectability or present other unfavorable features.

During the fiscal year ended March 31, 2026, none of our directors or corporate executive officers, and none of the close members of their respective families, had any transactions that were material or any transactions that were unusual in their nature or conditions, involving goods, services or tangible or intangible assets, to which we were a party, and no such transactions were proposed at March 31, 2026. During the fiscal year ended March 31, 2026, we made no loans to our directors or corporate executive officers other than those that were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectability or present other unfavorable features.

7.C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

Item 8.	Financial Information

8.A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Financial Statements

All relevant financial statements are attached hereto. Refer to “Item 18. Financial Statements.” See “Item 5.A. Operating Results—Reconciliation with Japanese GAAP” for a reconciliation of consolidated net profit and total equity for the fiscal year ended March 31, 2026 under IFRS, with those amounts under Japanese GAAP.

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

We have a basic policy of enhancing shareholder value in a sustainable manner by balancing financial soundness, return to shareholders, and investment for growth. We aim to increase dividends every fiscal year, supported by our sustainable earnings growth, and maintain a dividend payout ratio of 40% on a consolidated net profit basis under Japanese GAAP by the end of the current medium-term management plan.

The following table shows historical aggregate dividend payments per share of our common stock for each of the fiscal years from the fiscal year ended March 31, 2024 through the fiscal year ended March 31, 2026:

	Dividend per share
	Paid(1)(3)	Declared(2)(3)
Fiscal year ended March 31,
2024	¥90	¥87
2025	122	105
2026	157	140

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

For reference purposes only, the Minister of Finance publishes, and may update from time to time, a list that classifies Japanese listed companies into the above categories, and according to the list on July 15, 2025 published by the Minister of Finance, businesses which are currently engaged by the Company is classified as category (iii) i.e., the Core Sector Designated Businesses above.

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

In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by a Japanese corporation to Nonresident Shareholders is generally 20.42%. However, with respect to dividends paid on listed shares issued by a Japanese corporation (including shares of our common stock or ADSs) to Nonresident Shareholders, except for any Nonresident Shareholder who is an individual holding 3% or more of the total number of shares issued by the relevant Japanese corporation, the aforementioned 20.42% withholding tax rate is reduced to 15.315% for dividends due and payable on or before December 31, 2047. Due to the imposition of a special additional withholding tax (2.1% of the original withholding tax amount) to secure funds for reconstruction from the Great East Japan Earthquake (the

“reconstruction surtax”), the original withholding tax rate of 15% and 20%, as applicable, has been effectively increased, respectively, to 15.315% and 20.42%. This overall 15.315% and 20.42% withholding tax rate continues to apply until December 31, 2047, while the breakdown of the 0.315% and 0.42% surtax portion is (i) the reconstruction surtax of 0.315% (or 2.1% of 15%) and 0.42% (or 2.1% of 20%) until December 31, 2026, and (ii) during the period beginning on January 1, 2027 and ending on December 31, 2047, the reconstruction surtax of 0.165% (or 1.1% of 15%) and 0.22% (or 1.1% of 20%) and another special additional withholding tax of 0.15% (or 1.0% of 15%) and 0.2% (or 1.0% of 20%) to fund strengthening Japan’s national defense capabilities (the “defense surtax”). The 2026 tax reform, which was promulgated on March 31, 2026, has introduced the defense surtax while accordingly reducing the reconstruction surtax, to maintain the overall 15.315% and 20.42% withholding tax rate.

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

PFIC Rules

Based upon certain proposed Treasury regulations that are not yet in effect, but are generally proposed to become effective for taxable years beginning after December 31, 1994, we believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended March 31, 2026. However, since proposed Treasury regulations may not be finalized in their current form, and since PFIC status depends upon the composition of our income and assets and the market value of our assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any taxable year during which a U.S. Holder held shares, certain adverse U.S. federal income tax consequences could apply to the U.S. Holder.

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

Quantitative and Qualitative Information about Risk Management

Risk Culture

In order for us to realize and maintain sustainable growth in corporate value, each of our directors, officers and other employees should think and judge on their own if their actions meet the expectations and requirements of customers, markets, and other stakeholders, not just if they are compliant with laws and regulations. We have established the “Behavioral Guideline on Compliance and Risk” for all our directors, officers and other employees to hold onto as a “keystone” of their daily business. Relevant concrete measures to foster a sound risk culture include internal surveys for monitoring the compliance awareness and risk sensitivity of our directors, officers and other employees, as well as communication of messages from top management to employees, internal training, and a commendation system.

Risk Appetite Framework

We have introduced a Risk Appetite Framework (“RAF”) for controlling SMBC Group-wide risks, that clarifies the types and levels of risk that we are willing to take on or are prepared to tolerate (risk appetite) in order to grow profits. RAF is one of two pillars of our business management alongside business strategies. It functions as a management framework for sharing information on the operating environment and risks facing us among management and for facilitating appropriate risk taking based thereon. Individual risk appetites have been established for specific business units or strategies as necessary based on our overall risk appetite.

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

Conduct Risk. Conduct risk is the risk that customer protection, market soundness, fair competition, the public interest, and the SMBC Group’s stakeholders will be adversely affected by actions that violate laws, regulations, or social norms.

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

Stress Testing

We use stress testing to analyze and comprehend the impact on our businesses of changes in economic or market conditions, in order to plan and execute forward-looking business strategies. Based on the identification of Top Risks and discussions with experts, we develop scenarios that assume severe conditions such as deep recessions or market turmoil, in order to assess our risk-taking capacity and verify whether financial soundness can be maintained under stress.

In addition, when significant risk events occur during the fiscal year, we swiftly conduct stress tests to explore appropriate response measures.

Beyond these assessments, we also carry out detailed stress testing for credit, market, and liquidity risks, using the results to inform and revise our risk-taking policies.

We have included climate-related risk, such as natural disasters resulting from extreme weather (physical risks) and carbon-related stranded assets due to the transition to a decarbonized society (transition risks), in our Top Risks. Also, we have conducted scenario analyses to evaluate physical risks related to water disasters and declines in productivity due to rising temperatures, etc. on a global scale, as well as transition risks within the energy, power, steel, automobile, and auto-components sectors to estimate the potential impacts on our financial position.

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

Three Lines of Defense

The Basel Committee on Banking Supervision’s “Corporate governance principles for banks” recommends “three lines of defense” as a framework for risk governance. Based on this framework, we have clarified the roles and responsibilities of each unit and we are taking steps to achieve more effective and stronger risk management and compliance systems.

Our three lines of defense are as follows:

First Line. The business units shall be risk owners concerning their operations and shall be responsible for the following roles in accordance with the basic principles provided by Second Line.

•	Identification and evaluation of risks encountered in the business activities

•	Implementation of measures for minimizing and controlling risks

•	Monitoring of risks and reporting within First Line and to Second Line

•	Creation and fostering of a sound risk culture

Second Line. The risk management and compliance departments shall assume the following functions and responsibilities in order to establish the risk management and compliance systems.

•	Drafting and development of basic principles and frameworks concerning risk management and compliance

•	Oversight, monitoring, and development of training programs for First Line

Third Line. Independent from First Line and Second Line, the Internal Audit Department shall assess and verify the effectiveness and appropriateness of risk management and compliance systems managed and operated by First Line and Second Line, and report these results to the audit committee and the Management Committee. The department shall provide recommendations regarding identified issues or problems.

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

Additionally, the Asset Liability Management (“ALM”) Committee, which is generally held on a monthly basis, or the ALM Management Committee, which is generally held four times a year, meets to examine reports on the state of market and liquidity risk management and to discuss our ALM operation policies.

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

For products and positions where the historical simulation method is not applied, risk amounts are measured using reasonable and conservative methods and are also added to the risk amounts calculated using the historical simulation method. During the fiscal year ended March 31, 2026, the calculation methodology was improved in order to better reflect our group’s risk profile.

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

VaR Summary for the Fiscal Years Ended March 31, 2026 and 2025

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

(a) VaR for Trading Activity

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1) (2)

	(In billions)
For the fiscal year ended March 31, 2026:
SMBC Consolidated
Maximum	¥12.3	¥8.5	¥2.5	¥2.4	¥7.7
Minimum	5.4	4.2	0.2	0.8	4.3
Daily average	9.5	6.5	0.6	1.4	5.7
At March 31, 2026	10.0	7.3	0.3	1.4	4.7

SMFG Consolidated
Maximum	¥13.5	¥9.5	¥6.1	¥2.4	¥12.2
Minimum	6.5	5.2	1.1	0.8	7.6
Daily average	10.8	7.5	1.9	1.4	9.0
At March 31, 2026	11.3	8.2	1.3	1.4	7.9

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)

	(In billions)
For the fiscal year ended March 31, 2025:
SMBC Consolidated
Maximum	¥7.2	¥6.7	¥2.4	¥21.5	¥26.9
Minimum	4.4	3.2	0.1	12.4	17.8
Daily average	6.0	5.1	0.7	17.0	22.6
At March 31, 2025	5.7	5.4	0.2	19.1	23.9

SMFG Consolidated
Maximum	¥24.1	¥8.4	¥22.3	¥21.5	¥61.8
Minimum	17.8	4.5	2.9	12.4	38.4
Daily average	19.5	6.5	5.7	17.0	42.1
At March 31, 2025	18.3	7.1	3.0	19.1	40.8

(1)	Total for “Maximum,” “Minimum,” and “Daily average” represent the maximum, minimum and daily average of the total of the trading book.
(2)	As a result of an improvement of the methodology, the reported VaR figures are not directly comparable with those of prior periods.

(b) VaR for Non-Trading Activity

(i) Banking

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1) (2)

	(In billions)
For the fiscal year ended March 31, 2026:
SMBC Consolidated
Maximum	¥104.7	¥4.1	¥34.6	¥0.0	¥124.6
Minimum	61.6	0.0	19.0	0.0	59.1
Daily average	87.1	0.2	25.8	0.0	93.0
At March 31, 2026	81.3	0.1	24.3	0.0	87.7

SMFG Consolidated
Maximum	¥106.1	¥4.1	¥34.6	¥0.0	¥126.1
Minimum	62.7	0.0	19.0	0.0	60.2
Daily average	88.4	0.2	25.8	0.0	94.3
At March 31, 2026	82.9	0.1	24.3	0.0	89.3

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)

	(In billions)
For the fiscal year ended March 31, 2025:
SMBC Consolidated
Maximum	¥80.6	¥0.2	¥35.6	¥0.0	¥94.7
Minimum	56.4	0.0	12.6	0.0	58.2
Daily average	66.9	0.0	28.0	0.0	73.7
At March 31, 2025	61.3	0.1	32.6	0.0	62.5

SMFG Consolidated
Maximum	¥82.1	¥0.2	¥35.6	¥0.0	¥96.3
Minimum	57.6	0.0	12.6	0.0	59.5
Daily average	68.2	0.0	28.0	0.0	75.0
At March 31, 2025	62.5	0.1	32.6	0.0	63.6

(1)	Total for “Maximum,” “Minimum,” and “Daily average” represent the maximum, minimum and daily average of the total of the banking book.

(2)	As a result of an improvement of the methodology, the reported VaR figures are not directly comparable with those of prior periods.

(ii) Equity Holding Investment

Equities risk
(In billions)
For the fiscal year ended March 31, 2026:
SMBC Consolidated
Maximum	¥1,272.5
Minimum	832.8
Daily average	1,105.8
At March 31, 2026	1,012.6
SMFG Consolidated
Maximum	¥1,621.0
Minimum	1,147.9
Daily average	1,455.4
At March 31, 2026	1,337.5

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

Interest rate risk substantially changes depending on the method used for recognizing the expected maturity dates of demand deposits that can be withdrawn at any time or the method used for estimating the timing of cancellation prior to maturity of time deposits and consumer housing loans. At SMBC, the maturity of demand deposits that are expected to be left with SMBC for a prolonged period is regarded to be, at the longest ten years, and the cancellation prior to maturity of time deposits and consumer housing loans is estimated based on historical data.

Based on the standards for interest rate risk in the banking book issued by the BCBS in April 2016, the FSA revised the related regulatory guidelines pertaining to monitoring of interest rate risks in the banking book in December 2017. The revised disclosure requirements with respect to the changes in economic value of equity (“ΔEVE”) and changes in net interest income (“ΔNII”) in the banking book as a result of interest rate shocks have been applied from March 31, 2018. The tables below present ΔEVE and ΔNII of SMBC and SMFG on a consolidated basis at March 31, 2026 and 2025, respectively.

ΔEVE is defined as a decline in economic value as a result of an interest rate shock. It is calculated by multiplying the interest rate sensitivity (excluding credit spread) and interest rate change. The FSA implements a “materiality test” to identify banks taking excessive interest rate risks. Under the materiality test, the FSA monitors the ratio of ΔEVE to Tier 1 capital based on a set of prescribed interest rate shock scenarios. The threshold applied by the FSA is 15% and the ratios for SMBC on a consolidated basis at March 31, 2026 and 2025 were 5.0% and 3.0%, respectively, and those for SMFG on a consolidated basis at March 31, 2026 and 2025 were 4.6% and 2.9%, respectively.

ΔNII is defined as a decline in interest income over a rolling 12-month period as a result of an interest rate shock. It is calculated assuming a constant balance sheet over a forward-looking rolling 12-month period.

	At March 31, 2026		At March 31, 2025
	ΔEVE	ΔNII	ΔEVE	ΔNII

	(In billions)
SMBC Consolidated
Parallel shock up	¥680.6	¥(295.8)	¥378.3	¥(251.5)
Parallel shock down	9.1	370.9	107.4	378.6
Steepener shock	188.0	—	19.2	—
Flattener shock	165.8	—	281.4	—
Short rate shock up	406.2	—	342.4	—
Short rate shock down	13.8	—	11.5	—
Maximum	680.6	370.9	378.3	378.6

	At March 31, 2026	At March 31, 2025

	(In billions)
Tier 1 Capital	¥13,497.5	¥12,410.7

	At March 31, 2026		At March 31, 2025
	ΔEVE	ΔNII	ΔEVE	ΔNII

	(In billions)
SMFG Consolidated
Parallel shock up	¥680.6	¥(295.8)	¥378.3	¥(251.5)
Parallel shock down	9.1	370.9	107.4	378.6
Steepener shock	188.0	—	19.2	—
Flattener shock	165.8	—	281.4	—
Short rate shock up	406.2	—	342.4	—
Short rate shock down	13.8	—	11.5	—
Maximum	680.6	370.9	378.3	378.6

	At March 31, 2026	At March 31, 2025

	(In billions)
Tier 1 Capital	¥14,655.9	¥13,258.8

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

The Risk Appetite Measures are measures for selecting the types and levels of risk that we are willing to take on or tolerate. As the level of liquidity risk is evaluated based on cash flow and balance sheet conditions, Risk Appetite Measures have been set for both of these areas. These measures include the Liquidity Coverage Ratio, a liquidity regulation, as well as a measure of the periods for which it will be possible to maintain funding levels even under stress due to deposit outflows or other factors, and the ratio which shows how much the stable funding covers the funding for loans and other assets, etc.

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

Operational Risk

Operational risk is the possibility of losses arising from inadequate or failed internal processes, people and systems or from external events. Specifically, it covers processing risk, system risk, legal risk, human resources risk, tangible asset risk, third party risk and data risk. We have established regulations on operational risk management to set out the basic rules to be followed across the SMBC Group. Under this framework, we are working to enhance operational risk management across the SMBC Group by establishing an effective framework for identifying, assessing, controlling, and monitoring significant risk factors. In addition, from an operational resilience perspective, we are strengthening arrangements for contingency and business continuity plans.

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

Conduct Risk

Conduct risk is the risk that customer protection, market soundness, fair competition, the public interest, and the SMBC Group’s stakeholders will be adversely affected by actions that violate laws, regulations, or social norms. SMBC Group’s fundamental stance is that its business is not to negatively affect customers, market integrity, effective competition, public interests, and stakeholders. Efforts are being made to improve group-wide conduct risk management. Focuses of these efforts include preemptively identifying phenomena with the potential to cause significant deterioration in the trust of the SMBC Group and preventing the materialization of serious management risks by being keenly responsive to environmental changes.

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

Model Risk

Model risk is the risk of potential adverse consequences or financial loss resulting from misinformed decision making based on inaccurate model outputs or using the model inappropriately. The SMBC Group has established a system for managing model risk based on the group-wide basic policies for risk management. The SMBC Group is working to improve model risk management across the SMBC Group by adhering to basic principles such as performing management based on a risk-based approach, evaluating model risk and carrying out quantitative management.

Environmental and Social Risk

Environmental and social risk is the risk that environmental and social factors become risk drivers and transmit through various pathways to each risk category such as credit risk and operational risk, ultimately resulting in losses to the SMBC Group. This risk includes climate-related risk, nature-related risk and human rights risk. We have developed environmental and social risk management policies to define the basic rules to be complied across the SMBC Group. Under these regulations, we identify the locations of environmental and social risk to be managed, and then to conduct management in an appropriate manner according to the characteristics of environmental and social risk.

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

Citibank, N.A., as depositary, has agreed to reimburse the Company for certain expenses the Company incurs in connection with its ADR program, subject to certain ceilings. During the fiscal year ended March 31, 2026, we received $767,024.22 as reimbursement for such expenses.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including Toru Nakashima, our President and Group Chief Executive Officer, and Kazuyuki Anchi, our Senior Managing Corporate Executive Officer and Group Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) at March 31, 2026. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable, not absolute, assurance of achieving their control objectives. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based upon the evaluation referred to above, Toru Nakashima and Kazuyuki Anchi concluded that the design and operation of our disclosure controls and procedures at March 31, 2026 were effective to provide reasonable assurance that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

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

Our management evaluated the effectiveness of our internal control over financial reporting at March 31, 2026 based on the criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the evaluation, management has concluded that we maintained effective internal control over financial reporting at March 31, 2026.

The effectiveness of our internal control over financial reporting at March 31, 2026 has been audited by KPMG AZSA, our independent registered public accounting firm, as stated in the “Report of Independent Registered Public Accounting Firm” included in this annual report.

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

There were no material changes to our internal compliance rules during the fiscal year ended March 31, 2026. No waivers of the business ethics and compliance manual have been granted to any of our directors, officers or other employees, during the fiscal year ended March 31, 2026.

Item 16C.	Principal Accountant Fees and Services

Fees for Services Provided by KPMG AZSA and its Affiliates

The aggregate fees billed by KPMG AZSA, our independent registered public accounting firm, and its affiliates, for the fiscal years ended March 31, 2026 and 2025 are presented in the following table:

	For the fiscal year ended March 31,
	2026	2025

	(In millions)
Audit fees(1)	¥8,012	¥7,343
Audit-related fees(2)	492	421
Tax fees(3)	92	55
All other fees(4)	42	15

Total	¥8,638	¥7,834

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

Pre-Approval Policies and Procedures

Our audit committee performs the pre-approval function required by applicable SEC rules and regulations. Our audit committee has established pre-approval policies and procedures that the Company and its subsidiaries must follow before engaging KPMG AZSA and its affiliates to perform audit and permitted non-audit services. When the Company and its subsidiaries intend to engage KPMG AZSA and its affiliates to perform audit and permitted non-audit services, all such services must be approved by our audit committee prior to engagement, based either on a pre-approval service list or on an individual application for pre-approval, in accordance with the policies and procedures established by our audit committee.

We follow two types of pre-approval policies and procedures:

General Pre-Approval. Our audit committee annually reviews a proposed list of specific services and categories of services expected to be provided by KPMG AZSA and its affiliates, together with the nature and scope of such services and the related fee level, and grants pre-approval at an audit committee meeting.

Specific Pre-Approval. Our audit committee reviews and, where appropriate, pre-approves an individual application for a service to be provided by KPMG AZSA and its affiliates that are not covered by the annually pre-approved service list, including any fee level or engagement terms that have not been pre-approved. With respect to such services, full-time audit committee members must provide pre-approval and report such pre-approval at the next scheduled meeting of the audit committee.

Engagements of KPMG AZSA and its affiliates are documented and reported to our audit committee on an annual basis.

Fees approved pursuant to the procedures described in paragraph 2-01(c)(7)(i)(C) of Regulation S-X, which provides for an exception to the general requirement for pre-approval in certain circumstances, were none for the fiscal years ended March 31, 2026 and 2025.

Item 16D.	Exemptions from the Listing Standards for the Audit Committee

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth purchases of our common stock by us and our affiliated purchasers during the fiscal year ended March 31, 2026:

	Total number of shares purchased(1)(2)(3)	Average price paid per share(2)	Total number of shares purchased as part of publicly announced plans or programs(2)(4)(5)	Maximum number of shares that may yet be purchased under the plans or programs(4)(5)
April 1 to April 30, 2025	1,172	¥3,284	—	—
May 1 to May 31, 2025	2,585,454	3,610	2,584,400	37,568,600
June 1 to June 30, 2025	15,085,903	3,623	15,084,800	22,483,800
July 1 to July 31, 2025	9,745,181	3,640	9,743,700	12,740,100
August 1 to August 31, 2025	293,437	3,843	291,200	12,448,900
September 1 to September 30, 2025	1,793	4,095	—	—
October 1 to October 31, 2025	1,616	4,052	—	—
November 1 to November 30, 2025	5,753,722	4,468	5,752,500	44,247,500
December 1 to December 31, 2025	12,837,004	4,906	12,835,100	31,412,400
January 1 to January 31, 2026	10,136,324	5,416	10,134,900	21,277,500
February 1 to February 28, 2026	1,188,843	5,430	1,187,000	20,090,500
March 1 to March 31, 2026	1,354	5,362	—	—

Total	57,631,803	¥4,349	57,613,600	—

(1)

A total of 18,203 shares were purchased other than through a publicly announced plan or program during the fiscal year ended March 31, 2026, due to our purchases of shares constituting less than one unit from registered holders of such shares at the current market prices of those shares.

(2)

A total of 153,000 shares were purchased by the Employee Stock Ownership Plan (“ESOP”) trust during May 2025. These shares are included in the total number of shares purchased, average price paid per share and total number of shares purchased as part of publicly announced plans or programs in this table.

(3)

Some shares were retrieved from executives at nil cost, based on agreements on the allotment of restricted shares. These shares which were retrieved from executives at nil cost are excluded from total number of shares purchased in this table.

(4)

On May 14, 2025, we announced that our board of directors resolved to repurchase shares of our common stock and cancel all the repurchased shares. The resolution authorized the repurchase of up to the lesser of (i) an aggregate of 40,000,000 shares of our common stock and (ii) an aggregate of ¥100 billion between May 15, 2025 and July 31, 2025. On August 1, 2025, we announced that we completed the repurchase pursuant to the resolution, acquiring 27,551,100 shares of our common stock for ¥100 billion in aggregate. We cancelled all of the repurchased shares on August 20, 2025.

(5)

On November 14, 2025, we announced that our board of directors resolved to repurchase shares of our common stock and cancel all the repurchased shares. The resolution authorized the repurchase of up to the lesser of (i) an aggregate of 50,000,000 shares of our common stock and (ii) an aggregate of ¥150 billion between November 17, 2025 and January 31, 2026. On February 2, 2026, we announced that we completed the repurchase pursuant to the resolution, acquiring 29,909,500 shares of our common stock for ¥150 billion in aggregate. We cancelled all of the repurchased shares on February 20, 2026.

On May 13, 2026, we announced that our board of directors resolved to repurchase shares of our common stock and cancel all the repurchased shares. The resolution authorized the repurchase of up to the lesser of (i) an aggregate of 40,000,000 shares of our common stock and (ii) an aggregate of ¥180 billion between May 14, 2026 and July 31, 2026. The cancellation of the repurchased shares is scheduled on August 20, 2026. During May 2026, the Company entered into contracts to repurchase 5,439,500 shares of our common stock for ¥32 billion in aggregate.

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

•

A NYSE-listed U.S. company is required to have a nominating/corporate governance committee and a compensation committee, all of which must be composed entirely of independent directors. The members of the compensation committee must satisfy additional requirements set forth in Section 303A.02(a)(ii) of the NYSE Listed Company Manual. A compensation committee must also have the authority to, in its sole discretion, retain or obtain the advice of a compensation consultant, independent legal counsel or other adviser. This authority is subject to the committee’s consideration of certain criteria set forth in Section 303A.05(c) of the NYSE Listed Company Manual regarding the independence of the adviser. Under the Companies Act, we are required to establish a nominating committee and a compensation committee, each of which consists of at least three directors and of which the majority of the members must be outside directors. Currently, three of the four members of our nominating committee and three of the five members of compensation committee are outside directors who meet the requirements under the Companies Act.

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
SMFG and some of SMBC Group companies have established a “Declaration of Cybersecurity Management.” This declaration indicates that we acknowledge cybersecurity as a key management issue, and expresses a commitment to enhancing the security posture not just within our organization, but across society as a whole. Under this declaration, we promote the strengthening of cybersecurity controls led by management in order to counter the increasing severity and sophistication of cyber threats.
Risk Management and Strategy
We define cybersecurity threats as one of our Top Risks. Under the concept of “three lines of defense,” we have integrated cybersecurity risk management, which assesses, identifies, and manages material risks arising from cybersecurity threats, into a company-wide risk management framework, and have established an SMBC Group-wide cybersecurity structure with over 850 personnel. Cybersecurity risk management forms part of our cybersecurity operational plan, which is subject to approval by the Management Committee.
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
or other relevant organizations as necessary. In addition, we regularly participate in attack simulation exercises conducted by outside experts or the authorities to further strengthen our cyberattack response and resilience. We have established risk management processes covering third parties such as outsourced vendors, and regularly monitor the actual situation.

To foster a culture that enhances awareness of security measures, we conduct awareness-raising activities tailored to roles and responsibilities within the SMBC Group. For top management, we regularly hold study sessions on topics including management considerations in cybersecurity. For employees, we provide targeted attack email training and other actions to raise security awareness, and training for IT system planning staff to instill a “security by design” philosophy.
Based on the recognition, we recognize that the development of expert human resources is a vital issue in maintaining a medium- to long-term cybersecurity management structure. We focus on the development of core human resources through the use of internal and external content, the introduction of a program that supports obtaining qualifications, dispatch of staff to graduate schools in Japan and abroad, and participation in specialist organizations and industry associations. In addition, we work to secure expert human resources through mid-career
recruitment, and have set up a cybersecurity course for new graduate hires as a part of ongoing structural strengthening.
For the fiscal year ended March 31, 2026, there were no cybersecurity incidents that had a material impact on our results of operations or financial condition.
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

PART III

Item 17.	Financial Statements

We have responded to Item 18 in lieu of this item.

Item 18.	Financial Statements

The information required by this item is set forth in our consolidated financial statements starting on page F-1 of this annual report.

Item 19.	Exhibits

We have filed the following documents as exhibits to this document:

Exhibit 1.1	Articles of Incorporation of Sumitomo Mitsui Financial Group, Inc., as amended on October 1, 2024, incorporated by reference from our annual report on Form 20-F (Commission file number 001-34919) filed on June 27, 2025.

Exhibit 1.2	Regulations of the Board of Directors of Sumitomo Mitsui Financial Group, Inc., as amended on July 28, 2021, incorporated by reference from our registration statement on Form F-3 (Commission file number 333-261754) filed on December 20, 2021

Exhibit 1.3	Share Handling Regulations of Sumitomo Mitsui Financial Group, Inc., as amended on September 1, 2022, incorporated by reference from our annual report on Form 20-F (Commission file number 001-34919) filed on June 29, 2023

Exhibit 1.4	Compensation Recoupment Policy of Sumitomo Mitsui Financial Group, Inc., adopted on October 24, 2023, incorporated by reference from our annual report on Form 20-F (Commission file number 001-34919) filed on June 27, 2024

Exhibit 2.1	Form of Deposit Agreement among the registrant, Citibank, N.A., as Depositary, and all owners and holders from time to time of American Depositary Shares issued thereunder, incorporated by reference from our registration statement on Form 20-F (Commission file number 001-34919) filed on October 20, 2010

Exhibit 2.2	Description of our common stock, incorporated by reference from “Item 10.B Memorandum and Articles of Incorporation” of this annual report

Exhibit 2.3	Description of our American Depositary Shares, incorporated by reference from our annual report on Form 20-F (Commission file number 001-34919) filed on June 27, 2025

Exhibit 2.4	Form of ADR, incorporated by reference from our prospectus on Form 424B3 (Commission file number 333-170036) filed on October 1, 2024

Exhibit 8	List of subsidiaries of Sumitomo Mitsui Financial Group, Inc., at March 31, 2026

Exhibit 11.1	Code of Ethics of Sumitomo Mitsui Financial Group, Inc., as amended on April 1, 2025, incorporated by reference from our annual report on Form 20-F (Commission file number 001-34919) filed on June 27, 2025.

Exhibit 11.2	Insider Trading Policy of Sumitomo Mitsui Financial Group, Inc., as amended on April 1, 2026

Exhibit 12.1	CEO Certification Required by Rule 13a-14(a) (17 CFR 240.13a-14(a))

Exhibit 12.2	CFO Certification Required by Rule 13a-14(a) (17 CFR 240.13a-14(a))

Exhibit 13.1	Certification Required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

Exhibit 13.2	Certification Required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

Exhibit 15.1	Consent of Independent Registered Public Accounting Firm

Exhibit 101. INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

Exhibit 101. SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents

Exhibit 104	The cover page for the Company’s Annual Report on Form 20-F for the year ended March 31, 2026, has been formatted in Inline XBRL

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

Date: June 26, 2026

SELECTED STATISTICAL DATA

I.	Distribution of Assets, Liabilities and Equity; Interest Rates and Interest Differential

Average Statements of Financial Positions, Interest and Average Rates

The following tables show the average balances of our statement of financial position items and related interest and average interest rates for the fiscal years ended March 31, 2026, 2025 and 2024. Average balances are generally based on a daily average. Weekly, month-end or quarter-end averages are used for certain average balances where it is not practical to obtain the applicable daily averages. The average balances determined by such methods are considered to be representative of our operations. The allocation of amounts between domestic and foreign is based on the location of the office.

	For the fiscal year ended March 31,
	2026			2025			2024
	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate
	(In millions, except percentages)
Interest-earning assets:
Interest-earning deposits with banks(1):
Domestic offices	¥58,101,742	¥328,551	0.57%	¥61,132,777	¥150,660	0.25%	¥27,449,165	¥31,499	0.11%
Foreign offices	11,031,069	452,467	4.10%	10,322,330	501,381	4.86%	11,070,392	572,765	5.17%

Total	69,132,811	781,018	1.13%	71,455,107	652,041	0.91%	38,519,557	604,264	1.57%

Call loans and bills bought, reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	9,981,520	150,164	1.50%	11,815,659	128,943	1.09%	11,379,074	79,841	0.70%
Foreign offices	17,048,641	553,821	3.25%	11,631,865	442,859	3.81%	8,536,516	328,524	3.85%

Total	27,030,161	703,985	2.60%	23,447,524	571,802	2.44%	19,915,590	408,365	2.05%

Trading assets(2) and financial assets at fair value through profit or loss(3):
Domestic offices	3,482,834	26,133	0.75%	3,822,406	20,852	0.55%	3,704,566	13,848	0.37%
Foreign offices	2,186,310	76,820	3.51%	1,279,931	54,999	4.30%	1,581,322	43,199	2.73%

Total	5,669,144	102,953	1.82%	5,102,337	75,851	1.49%	5,285,888	57,047	1.08%

Investment securities(4):
Domestic offices	19,467,551	361,339	1.86%	19,139,502	300,019	1.57%	18,289,128	236,610	1.29%
Foreign offices	9,492,293	304,143	3.20%	9,152,913	325,716	3.56%	7,843,093	257,098	3.28%

Total	28,959,844	665,482	2.30%	28,292,415	625,735	2.21%	26,132,221	493,708	1.89%

Loans and advances(5):
Domestic offices	76,587,748	1,489,431	1.94%	73,086,292	1,281,714	1.75%	69,795,241	1,178,957	1.69%
Foreign offices	52,991,275	3,288,827	6.21%	51,599,922	3,585,449	6.95%	47,182,431	3,259,104	6.91%

Total	129,579,023	4,778,258	3.69%	124,686,214	4,867,163	3.90%	116,977,672	4,438,061	3.79%

Total interest-earning assets:
Domestic offices	167,621,395	2,355,618	1.41%	168,996,636	1,882,188	1.11%	130,617,174	1,540,755	1.18%
Foreign offices	92,749,588	4,676,078	5.04%	83,986,961	4,910,404	5.85%	76,213,754	4,460,690	5.85%

Total	260,370,983	¥7,031,696	2.70%	252,983,597	¥6,792,592	2.68%	206,830,928	¥6,001,445	2.90%

Non-interest-earning assets:
Cash and due from banks	8,469,550			9,140,761			40,404,409
Other non-interest-earning assets	31,587,079			31,802,391			29,718,916
Allowance for loan losses	(1,121,373)			(980,931)			(925,084)

Total non-interest-earning assets	38,935,256			39,962,221			69,198,241

Total assets	¥299,306,239			¥292,945,818			¥276,029,169

Total assets attributable to foreign offices	35.7%			33.3%			32.3%

	For the fiscal year ended March 31,
	2026			2025			2024
	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate

	(In millions, except percentages)
Interest-bearing liabilities:
Deposits:
Domestic offices	¥112,948,167	¥466,809	0.41%	¥108,149,837	¥326,413	0.30%	¥103,168,004	¥217,776	0.21%
Foreign offices	48,594,255	1,751,133	3.60%	43,249,557	1,914,192	4.43%	41,198,120	1,955,469	4.75%

Total	161,542,422	2,217,942	1.37%	151,399,394	2,240,605	1.48%	144,366,124	2,173,245	1.51%

Call money and bills sold, repurchase agreements and cash collateral on securities lent:
Domestic offices	16,733,338	328,056	1.96%	15,175,662	400,440	2.64%	12,475,833	360,268	2.89%
Foreign offices	13,917,244	582,356	4.18%	10,225,014	520,983	5.10%	8,390,852	448,131	5.34%

Total	30,650,582	910,412	2.97%	25,400,676	921,423	3.63%	20,866,685	808,399	3.87%

Trading liabilities(2):
Domestic offices	3,325,675	25,884	0.78%	3,873,821	23,529	0.61%	3,259,973	18,352	0.56%
Foreign offices	855,021	37,289	4.36%	720,181	31,027	4.31%	578,065	20,971	3.63%

Total	4,180,696	63,173	1.51%	4,594,002	54,556	1.19%	3,838,038	39,323	1.02%

Financial liabilities designated at fair value through profit or loss(3):
Domestic offices	332,281	2,900	0.87%	274,680	1,300	0.47%	171,350	313	0.18%
Foreign offices	264,074	3,857	1.46%	255,471	3,016	1.18%	211,071	1,834	0.87%

Total	596,355	6,757	1.13%	530,151	4,316	0.81%	382,421	2,147	0.56%

Borrowings and other interest-bearing liabilities:
Domestic offices	11,016,561	85,124	0.77%	15,203,665	104,439	0.69%	16,314,414	112,145	0.69%
Foreign offices	1,832,758	114,969	6.27%	1,601,867	105,820	6.61%	1,480,614	85,426	5.77%

Total	12,849,319	200,093	1.56%	16,805,532	210,259	1.25%	17,795,028	197,571	1.11%

Commercial Paper:
Domestic offices	809,717	5,464	0.67%	1,155,060	3,381	0.29%	1,068,437	218	0.02%
Foreign offices	3,408,756	129,274	3.79%	2,362,170	108,967	4.61%	2,244,468	114,246	5.09%

Total	4,218,473	134,738	3.19%	3,517,230	112,348	3.19%	3,312,905	114,464	3.46%

Bonds:
Domestic offices	11,315,778	546,998	4.83%	9,857,998	603,829	6.13%	9,293,908	609,336	6.56%
Foreign offices	316,919	22,664	7.15%	282,223	21,945	7.78%	198,853	16,969	8.53%

Total	11,632,697	569,662	4.90%	10,140,221	625,774	6.17%	9,492,761	626,305	6.60%

Premiums for deposit insurance and others:
Domestic offices	—	29,097	—	—	28,639	—	—	26,579	—
Foreign offices	—	34,114	—	—	63,259	—	—	107,072	—

Total	—	63,211	—	—	91,898	—	—	133,651	—

Total interest-bearing liabilities:
Domestic offices	156,481,517	1,490,332	0.95%	153,690,723	1,491,970	0.97%	145,751,919	1,344,987	0.92%
Foreign offices	69,189,027	2,675,656	3.87%	58,696,483	2,769,209	4.72%	54,302,043	2,750,118	5.06%

Total	225,670,544	¥4,165,988	1.85%	212,387,206	¥4,261,179	2.01%	200,053,962	¥4,095,105	2.05%

Non-interest-bearing liabilities:
Non-interest-bearing demand deposits	30,873,764			34,268,830			34,769,805
Other non-interest-bearing liabilities	25,356,571			29,773,839			26,300,081

Total non-interest-bearing liabilities	56,230,335			64,042,669			61,069,886

Total equity	17,405,360			16,515,943			14,905,321

Total equity and liabilities	¥299,306,239			¥292,945,818			¥276,029,169

Total liabilities attributable to foreign offices	28.7%			25.4%			25.4%
Net interest income and interest rate spread		¥2,865,708	0.85%		¥2,531,413	0.67%		¥1,906,340	0.85%

Net interest income as a percentage of total interest-earning assets			1.10%			1.00%			0.92%

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

Analysis of Net Interest Income

The following tables show the changes to our net interest income attributable to changes in the volume and changes in the rates for the fiscal year ended March 31, 2026 compared to the fiscal year ended March 31, 2025 and for the fiscal year ended March 31, 2025 compared to the fiscal year ended March 31, 2024.

Changes attributable to the combined impact of changes in the rates and the volume have been allocated proportionately to the changes in the volume and changes in the rates.

	Fiscal year ended March 31, 2026 compared to fiscal year ended March 31, 2025 Increase / (decrease)			Fiscal year ended March 31, 2025 compared to fiscal year ended March 31, 2024 Increase / (decrease)
	Volume	Rate	Net change	Volume	Rate	Net change

	(In millions)
Interest income:
Interest-earning deposits with banks:
Domestic offices	¥(7,939)	¥185,830	¥177,891	¥60,200	¥58,961	¥119,161
Foreign offices	32,801	(81,715)	(48,914)	(37,446)	(33,938)	(71,384)

Total	24,862	104,115	128,977	22,754	25,023	47,777

Call loans and bills bought, reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	(22,189)	43,410	21,221	3,166	45,936	49,102
Foreign offices	183,322	(72,360)	110,962	117,967	(3,632)	114,335

Total	161,133	(28,950)	132,183	121,133	42,304	163,437

Trading assets(1) and financial assets at fair value through profit or loss(2):
Domestic offices	(2,001)	7,282	5,281	449	6,555	7,004
Foreign offices	33,289	(11,468)	21,821	(9,406)	21,206	11,800

Total	31,288	(4,186)	27,102	(8,957)	27,761	18,804

Investment securities:
Domestic offices	5,231	56,089	61,320	11,390	52,019	63,409
Foreign offices	11,754	(33,327)	(21,573)	45,389	23,229	68,618

Total	16,985	22,762	39,747	56,779	75,248	132,027

Loans and advances:
Domestic offices	63,312	144,405	207,717	56,745	46,012	102,757
Foreign offices	94,619	(391,241)	(296,622)	306,913	19,432	326,345

Total	157,931	(246,836)	(88,905)	363,658	65,444	429,102

Total interest income:
Domestic offices	36,414	437,016	473,430	131,950	209,483	341,433
Foreign offices	355,785	(590,111)	(234,326)	423,417	26,297	449,714

Total	¥392,199	¥(153,095)	¥239,104	¥555,367	¥235,780	¥791,147

	Fiscal year ended March 31, 2026 compared to fiscal year ended March 31, 2025 Increase / (decrease)			Fiscal year ended March 31, 2025 compared to fiscal year ended March 31, 2024 Increase / (decrease)
	Volume	Rate	Net change	Volume	Rate	Net change

	(In millions)
Interest expense:
Deposits:
Domestic offices	¥14,965	¥125,431	¥140,396	¥10,916	¥97,721	¥108,637
Foreign offices	219,139	(382,198)	(163,059)	94,653	(135,930)	(41,277)

Total	234,104	(256,767)	(22,663)	105,569	(38,209)	67,360

Call money and bills sold, repurchase agreements and cash collateral on securities lent:
Domestic offices	38,104	(110,488)	(72,384)	73,203	(33,031)	40,172
Foreign offices	165,651	(104,278)	61,373	94,293	(21,441)	72,852

Total	203,755	(214,766)	(11,011)	167,496	(54,472)	113,024

Trading liabilities(1):
Domestic offices	(3,657)	6,012	2,355	3,646	1,531	5,177
Foreign offices	5,875	387	6,262	5,707	4,349	10,056

Total	2,218	6,399	8,617	9,353	5,880	15,233

Financial liabilities designated at fair value through profit or loss(2):
Domestic offices	316	1,284	1,600	268	719	987
Foreign offices	105	736	841	437	745	1,182

Total	421	2,020	2,441	705	1,464	2,169

Borrowings and other interest-bearing liabilities:
Domestic offices	(31,248)	11,933	(19,315)	(7,664)	(42)	(7,706)
Foreign offices	14,683	(5,534)	9,149	7,363	13,031	20,394

Total	(16,565)	6,399	(10,166)	(301)	12,989	12,688

Commercial Paper:
Domestic offices	(1,245)	3,328	2,083	19	3,144	3,163
Foreign offices	42,124	(21,817)	20,307	5,789	(11,068)	(5,279)

Total	40,879	(18,489)	22,390	5,808	(7,924)	(2,116)

Bonds:
Domestic offices	81,576	(138,407)	(56,831)	35,838	(41,345)	(5,507)
Foreign offices	2,568	(1,849)	719	6,595	(1,619)	4,976

Total	84,144	(140,256)	(56,112)	42,433	(42,964)	(531)

Premiums for deposit insurance and others:
Domestic offices	458	—	458	2,060	—	2,060
Foreign offices	(29,145)	—	(29,145)	(43,813)	—	(43,813)

Total	(28,687)	—	(28,687)	(41,753)	—	(41,753)

Total interest expense:
Domestic offices	99,269	(100,907)	(1,638)	118,286	28,697	146,983
Foreign offices	421,000	(514,553)	(93,553)	171,024	(151,933)	19,091

Total	¥520,269	¥(615,460)	¥(95,191)	¥289,310	¥(123,236)	¥166,074

Net interest income:
Domestic offices	¥(62,855)	¥537,923	¥475,068	¥13,664	¥180,786	¥194,450
Foreign offices	(65,215)	(75,558)	(140,773)	252,393	178,230	430,623

Total	¥(128,070)	¥462,365	¥334,295	¥266,057	¥359,016	¥625,073

(1)	The net amount of interest income on trading assets and interest expense on trading liabilities is reported as net trading income (loss) in our consolidated income statements.
(2)

Interest income and expense on financial assets and liabilities at fair value through profit or loss are reported in net income from financial assets and liabilities at fair value through profit or loss in our consolidated income statements.

II.	Investments in Debt Securities

The following table shows weighted average yields by maturity of debt instruments at amortized cost and debt instruments at fair value through other comprehensive income at March 31, 2026. Weighted average yields are calculated based on amortized cost. Yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect of such a calculation would not be material.

	At March 31, 2026
	Not later than one year	Later than one year and not later than five years	Later than five years and not later than ten years	Later than ten years	Total

Debt instruments at amortized cost:
Domestic:
Japanese government bonds	0.02%	0.98%	1.81%	—	1.74%
Japanese municipal bonds	0.05%	0.24%	—	—	0.23%
Japanese corporate bonds	—	0.38%	—	—	0.38%
Total domestic	0.03%	0.75%	1.81%	—	1.69%
Foreign:
Bonds issued by governments and official institutions excluding U.S. Treasury and other U.S. government agency bonds	7.26%	5.67%	2.82%	—	6.37%
Mortgage-backed securities	—	4.49%	4.60%	5.36%	5.22%
Other debt instruments	5.92%	6.11%	—	4.64%	4.82%
Total foreign	7.11%	5.69%	3.25%	4.74%	5.57%
Total	5.37%	1.13%	1.81%	4.74%	1.83%
Debt instruments at fair value through other comprehensive income:
Domestic:
Japanese government bonds	0.56%	0.88%	1.56%	2.95%	1.07%
Japanese municipal bonds	0.02%	0.12%	0.15%	0.16%	0.12%
Japanese corporate bonds	0.09%	0.13%	0.17%	0.40%	0.28%
Other debt instruments	0.00%	—	—	—	0.00%
Total domestic	0.53%	0.67%	1.08%	2.15%	0.79%
Foreign:
U.S. Treasury and other U.S. government agency bonds	2.77%	3.21%	2.91%	—	3.12%
Bonds issued by governments and official institutions excluding U.S. Treasury and other U.S. government agency bonds	1.20%	2.51%	1.53%	0.68%	1.62%
Mortgage-backed securities	4.52%	4.79%	3.57%	4.53%	4.53%
Other debt instruments	2.20%	3.45%	—	1.24%	2.56%
Total foreign	1.66%	3.07%	2.27%	4.47%	2.81%
Total	1.23%	2.57%	1.79%	3.94%	2.18%

III.	Loan Portfolio

Maturities and Sensitivities of Loans and Advances to Changes in Interest Rates

The following table shows the maturities of loans and advances by the domicile and industry type of the borrower at March 31, 2026. The classification of loans and advances by industry is based on the industry segment loan classification as defined by the Bank of Japan (“BOJ”) for regulatory reporting purposes.

	Maturity
	Not later than one year	Later than one year and not later than five years	Later than five years and not later than fifteen years	Later than fifteen years	Total
	(In millions)
Domestic:
Manufacturing	¥6,477,881	¥4,297,133	¥2,698,983	¥457,415	¥13,931,412
Agriculture, forestry, fisheries and mining	126,683	162,883	21,141	382	311,089
Construction	676,203	424,074	152,442	18,824	1,271,543
Transportation, communications and public enterprises	2,412,902	2,555,557	1,863,180	350,559	7,182,198
Wholesale and retail	4,271,748	2,221,512	700,663	121,506	7,315,429
Finance and insurance	2,189,599	1,732,089	227,759	421	4,149,868
Real estate and goods rental and leasing	4,209,222	10,134,071	4,151,827	751,577	19,246,697
Services	1,884,124	2,062,420	1,520,380	151,549	5,618,473
Municipalities	594,632	227,186	165,952	14,473	1,002,243
Lease financing	1,428	6,009	9,441	—	16,878
Consumer	4,686,492	3,737,260	3,823,048	4,967,382	17,214,182
Others	120,581	576,752	13,915	487	711,735

Total domestic	27,651,495	28,136,946	15,348,731	6,834,575	77,971,747

Foreign:
Public sector	553,063	202,954	184,509	—	940,526
Financial institutions	4,561,069	6,636,645	1,491,307	5,849	12,694,870
Commerce and industry	12,011,779	14,756,542	4,581,326	531,154	31,880,801
Lease financing	49,640	136,706	48,890	22,429	257,665
Others	2,267,525	4,915,335	1,193,282	234,472	8,610,614

Total foreign	19,443,076	26,648,182	7,499,314	793,904	54,384,476

Total	¥47,094,571	¥54,785,128	¥22,848,045	¥7,628,479	¥132,356,223

The above loans and advances due after one year which had predetermined interest rates and floating or adjustable interest rates at March 31, 2026 are shown in the following table:

	Predetermined rate	Floating or adjustable rate	Total
	(In millions)
Domestic:
Manufacturing	¥2,834,720	¥4,618,811	¥7,453,531
Agriculture, forestry, fisheries and mining	12,459	171,947	184,406
Construction	195,017	400,323	595,340
Transportation, communications and public enterprises	2,019,633	2,749,663	4,769,296
Wholesale and retail	1,395,069	1,648,612	3,043,681
Finance and insurance	543,749	1,416,520	1,960,269
Real estate and goods rental and leasing	5,155,584	9,881,891	15,037,475
Services	1,105,820	2,628,529	3,734,349
Municipalities	183,500	224,111	407,611
Lease financing	15,450	—	15,450
Consumer	3,624,800	8,902,890	12,527,690
Others	527,336	63,818	591,154

Total domestic	17,613,137	32,707,115	50,320,252

Foreign:
Public sector	154,191	233,272	387,463
Financial institutions	590,623	7,543,178	8,133,801
Commerce and industry	1,966,685	17,902,337	19,869,022
Lease financing	115,522	92,503	208,025
Others	776,320	5,566,769	6,343,089

Total foreign	3,603,341	31,338,059	34,941,400

Total	¥21,216,478	¥64,045,174	¥85,261,652

IV.	Allowance for Credit Losses

The following table shows allowance for credit losses to total loans outstanding at each period end for the fiscal years ended March 31, 2026, 2025 and 2024.

	For the fiscal year ended March 31,
	2026	2025	2024
	(In millions, except percentages)
Allowance for loan losses	¥1,236,839	¥1,102,522	¥979,000
Gross loans and advances	¥132,356,223	¥126,824,274	¥123,186,120
Ratio of allowance for loan losses to loans and advances	0.93%	0.87%	0.79%

The following table shows net charge-offs during the period to average loans outstanding during the period for the fiscal years ended March 31, 2026, 2025 and 2024.

	For the fiscal year ended March 31,
	2026	2025	2024
	(In millions, except percentages)
Net charge-offs during the period	¥252,499	¥246,131	¥167,704
Average loans outstanding during the period	¥129,579,023	¥124,686,214	¥116,977,672
Ratio of net charge-offs to average loans outstanding during the period	0.19%	0.20%	0.14%

The following table shows an analysis of our loan loss experience by the borrower’s domicile and industry type at March 31, 2026, 2025 and 2024.

	For the fiscal year ended March 31,
	2026		2025		2024
	Net charge-offs during the period	Ratio of net charge-offs to average loans outstanding during the period	Net charge-offs during the period	Ratio of net charge-offs to average loans outstanding during the period	Net charge-offs during the period	Ratio of net charge-offs to average loans outstanding during the period
	(In millions, except percentages)
Domestic:
Manufacturing	¥5,359	0.04%	¥1,310	0.01%	¥15,594	0.14%
Agriculture, forestry, fisheries and mining	1,276	0.49%	190	0.08%	284	0.10%
Construction	236	0.02%	241	0.02%	456	0.04%
Transportation, communications and public enterprises	1,163	0.02%	5,727	0.09%	238	0.00%
Wholesale and retail	2,551	0.04%	3,125	0.05%	3,977	0.07%
Finance and insurance	1	0.00%	12	0.00%	175	0.01%
Real estate and goods rental and leasing	208	0.00%	241	0.00%	831	0.01%
Services	1,882	0.03%	1,587	0.03%	1,827	0.04%
Consumer	89,990	0.52%	94,856	0.57%	90,401	0.56%
Others	2,226	0.25%	2,125	0.10%	1,476	0.06%

Total domestic	104,892	0.14%	109,414	0.15%	115,259	0.17%

Foreign:	147,607	0.27%	136,717	0.26%	52,445	0.11%

Total	¥252,499	0.19%	¥246,131	0.20%	¥167,704	0.14%

V.	Deposits

The following table shows the average amount of, and the average rate paid on, the following deposit categories for the fiscal years ended March 31, 2026, 2025 and 2024.

	For the fiscal year ended March 31
	2026		2025		2024
	Average amount	Average rate	Average amount	Average rate	Average amount	Average rate
	(In millions, except percentages)
Domestic offices:
Non-interest-bearing demand deposits	¥27,825,511	—	¥31,370,726	—	¥32,115,337	—
Interest-bearing demand deposits	74,334,107	0.22%	73,849,363	0.08%	71,997,238	0.00%
Deposits at notice	698,969	0.22%	724,117	0.08%	817,716	0.00%
Time deposits	23,192,672	0.36%	19,939,669	0.11%	16,909,290	0.03%
Negotiable certificates of deposit	4,443,122	0.57%	3,930,138	0.19%	4,242,120	0.00%
Others	10,279,297	1.89%	9,706,550	2.47%	9,201,640	2.31%

Total domestic offices	140,773,678		139,520,563		135,283,341

Foreign offices:
Non-interest-bearing demand deposits	3,048,253	—	2,898,104	—	2,654,468	—
Interest-bearing demand deposits	6,838,533	3.14%	5,976,481	3.66%	5,516,729	3.83%
Deposits at notice	14,923,585	3.37%	13,835,465	4.33%	13,351,934	4.69%
Time deposits	14,384,865	3.78%	11,892,256	4.56%	12,255,976	4.87%
Negotiable certificates of deposit	12,213,836	3.98%	11,405,766	4.84%	9,959,803	5.20%
Others	233,436	1.95%	139,589	2.44%	113,678	2.26%

Total foreign offices	51,642,508		46,147,661		43,852,588

Total	¥192,416,186		¥185,668,224		¥179,135,929

Deposits at notice represent interest-bearing demand deposits which require the depositor to give two or more days’ notice in advance of withdrawal.

The total amount of deposits by foreign depositors included in domestic offices for the fiscal years ended March 31, 2026 and 2025 were ¥2,818,040 million and ¥2,931,391 million, respectively.

Uninsured Deposits

The total estimated amounts of uninsured deposits which are the portion of deposit accounts that exceed the insurance limit and amounts in the other uninsured deposit accounts at March 31, 2026 and 2025 were ¥148,252,106 million and ¥135,015,654 million, respectively. In Japan, the Deposit Insurance Act implemented by the Deposit Insurance Corporation of Japan protects depositors when deposit-taking institutions fail to meet their obligations by paying insurance money to depositors. The amount of coverage for deposits for payment and settlement purposes is full and deposits other than those is protected up to the principal amount of ¥10 million plus accrued interest per depositor. For additional information, refer to “Item 4.B. Business Overview -Regulations in Japan.”

At March 31, 2026, the amount and remaining maturities of uninsured time deposits and uninsured negotiable certificates of deposit are shown in the following table.

	At March 31, 2026
	Domestic offices	Foreign offices
	(In millions)
Uninsured time deposits:
Not later than three months	¥10,131,834	¥10,174,988
Later than three months and not later than six months	3,004,468	3,461,977
Later than six months and not later than one year	2,764,815	2,256,657
Later than one year	2,487,164	693,586

Total	¥18,388,281	¥16,587,208

Uninsured negotiable certificates of deposit:
Not later than three months	¥2,561,910	¥6,719,248
Later than three months and not later than six months	226,612	4,058,005
Later than six months and not later than one year	122,730	1,469,303
Later than one year	74,200	434,677

Total	¥2,985,452	¥12,681,233

Time deposits in excess of the Federal Deposit Insurance Corporation insurance limit in U.S. office, which were reclassified to liabilities directly associated with the assets held for sale, amounted to ¥2,330 million at March 31, 2026.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
The following consolidated financial statements and the reports thereon by its independent registered public accounting firm are filed as part of this annual report:

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Sumitomo Mitsui Financial Group, Inc.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Sumitomo Mitsui Financial Group, Inc. and subsidiaries (the Group) as of March 31, 2026 and 2025, the related consolidated income statements and consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2026 and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of March 31, 2026 and 2025, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2026, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as of March 31, 2026, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated June 25, 2026 expressed an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.
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

Assessment of the allowance for loan losses for SMBC’s corporate loans
As discussed in Notes 2, 3, 10 and 47 to the consolidated financial statements, the Group’s allowance for loan losses (ALL) was ¥1,236,839 million on gross loans and advances of ¥132,356,223 million as of March 31, 2026. Included in such balances are corporate loans of Sumitomo Mitsui Banking Corporation (SMBC), a commercial banking subsidiary. The ALL for SMBC’s corporate loans is estimated based on the expected credit loss (ECL), utilizing internal credit ratings (obligor grades), and incorporating forward-looking information into the ECL measurement by obligor grading through a qualitative assessment, macroeconomic factors, and additional ALL adjustments to capture portfolio-specific risk factors. For individually significant credit-impaired financial assets, a discounted cash flow (DCF) method is used to estimate the ALL, where cash flow streams of multiple scenarios are probability-weighted.
We identified the assessment of the ALL for SMBC’s corporate loans as a critical audit matter because of the significant measurement uncertainty and complex judgment involved which required a high degree of audit effort, including specialized skills and knowledge. Specifically, complex and subjective auditor judgment was required to evaluate:

•	the qualitative assessment of the obligor grading

•	the models and key assumptions to incorporate macroeconomic factors

•	the methodologies and key assumptions underlying the adjustments to incorporate portfolio-specific risk factors

•	the key assumptions underlying the discounted cash flow projections for the DCF method.
In the assessment of these elements, the impact of the situation in the Middle East and inflation overseas driven by high U.S. tariffs on trading partners were considered.
In addition, auditor judgment was required to evaluate the sufficiency of audit evidence obtained.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the assessment of SMBC’s ALL for its corporate loans. This included controls related to the:

•	evaluation of the individual obligor grading including the qualitative assessment

•	evaluation of the models and key assumptions used to incorporate macroeconomic factors

•	evaluation of the methodologies and key assumptions underlying the adjustments to incorporate portfolio-specific risk factors

•	evaluation of the key assumptions underlying the discounted cash flow projections for the DCF method.
We assessed the reasonableness of the ALL methodologies by evaluating for compliance with IFRSs the methodologies used in the ALL estimate.
With the assistance of credit risk professionals with specialized industry skills and knowledge, we evaluated the qualitative assessment of the obligor grading for a selection of SMBC’s corporate customers by:

•	analyzing the customers’ current business performance

•	assessing the customers’ current financial position based on the specific circumstances

•	assessing the feasibility of the customers’ business performance projections.

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
June 25, 2026

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Sumitomo Mitsui Financial Group, Inc.:
Opinion on Internal Control Over Financial Reporting
We have audited Sumitomo Mitsui Financial Group, Inc. and subsidiaries’ (the Group) internal control over financial reporting as of March 31, 2026, based on criteria established in
Internal Control—Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of March 31, 2026, based on criteria established in
Internal Control—Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Group as of March 31, 2026 and 2025, and the related consolidated income statements and consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2026, and the related notes (collectively, the consolidated financial statements), and our report dated June 25, 2026 expressed an unqualified opinion on those consolidated financial statements.
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
/s/
KPMG AZSA LLC
Tokyo, Japan
June 2
5
, 202
6

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statements of Financial Position

		At March 31,
	Note	2026	2025

		(In millions)
Assets:
Cash and deposits with banks	5	¥74,362,135	¥76,669,401
Call loans and bills bought		7,885,057	5,200,789
Reverse repurchase agreements and cash collateral on securities borrowed		25,468,742	22,076,009
Trading assets	6	6,890,217	6,176,613
Derivative financial instruments	7	10,093,100	8,313,016
Financial assets at fair value through profit or loss	8	2,705,113	2,902,969
Investment securities	9	33,537,857	33,546,133
Loans and advances	10	130,516,241	125,190,819
Investments in associates and joint ventures	11	1,913,920	1,588,820
Property, plant and equipment	12	1,370,570	1,319,002
Intangible assets	14	1,242,460	1,091,194
Other assets	15	13,065,937	7,983,972
Current tax assets		57,766	43,157
Deferred tax assets	23	94,526	63,176

Total assets		¥309,203,641	¥292,165,070

Liabilities:
Deposits	16	¥201,930,427	¥190,022,742
Call money and bills sold		3,656,737	4,378,277
Repurchase agreements and cash collateral on securities lent		24,176,556	27,791,101
Trading liabilities	17	4,130,591	4,838,439
Derivative financial instruments	7	11,472,444	9,303,258
Financial liabilities designated at fair value through profit or loss	18	661,424	597,846
Borrowings	19	10,551,657	12,697,699
Debt securities in issue	20	16,576,423	14,387,415
Provisions	21	355,063	333,301
Other liabilities	22	16,767,384	10,821,441
Current tax liabilities		338,018	239,190
Deferred tax liabilities	23	297,923	265,767

Total liabilities		290,914,647	275,676,476

Equity:
Capital stock	25	2,346,888	2,345,961
Capital surplus	25	635,731	663,063
Retained earnings	25	8,585,195	7,836,548
Treasury stock	25	(48,851)	(38,512)

Equity excluding other reserves		11,518,963	10,807,060
Other reserves	25	4,337,932	3,663,135

Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.		15,856,895	14,470,195
Non-controlling interests		179,253	150,022
Equity attributable to other equity instruments holders	26	2,252,846	1,868,377

Total equity		18,288,994	16,488,594

Total equity and liabilities		¥309,203,641	¥292,165,070

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Income Statements

		For the fiscal year ended March 31,
	Note	2026	2025	2024

		(In millions, except per share data)
Interest income		¥6,928,743	¥6,716,741	¥5,944,398
Interest expense		4,096,058	4,202,307	4,053,635

Net interest income	27	2,832,685	2,514,434	1,890,763

Fee and commission income		1,805,095	1,631,319	1,469,847
Fee and commission expense		287,328	314,931	233,715

Net fee and commission income	28	1,517,767	1,316,388	1,236,132

Net trading income (loss)	29	(84,067)	(186,688)	349,520
Net income from financial assets and liabilities at fair value through profit or loss	30	332,654	43,524	323,217
Net investment income	31	20,686	78,969	29,844
Net gains (losses) arising from derecognition of financial assets at amortized cost (1)	32	(8,884)	(32,179)	1,550
Other income (1)	33	230,942	105,717	112,208

Total operating income (1)		4,841,783	3,840,165	3,943,234

Impairment charges on financial assets	34	392,157	411,278	205,096

Net operating income (1)		4,449,626	3,428,887	3,738,138

General and administrative expenses	35	2,672,149	2,421,732	2,229,701
Other expenses (1)	36	354,743	495,587	461,018

Operating expenses (1)		3,026,892	2,917,319	2,690,719

Share of post-tax profit of associates and joint ventures		132,296	142,678	160,370

Profit before tax		1,555,030	654,246	1,207,789

Income tax expense	37	360,070	137,802	312,039

Net profit		¥1,194,960	¥516,444	¥895,750

Profit attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.		¥1,137,557	¥478,132	¥873,346
Non-controlling interests		7,535	6,676	8,641
Other equity instruments holders		49,868	31,636	13,763
Earnings per share (2) :
Basic	38	¥296.05	¥122.40	¥219.04
Diluted	38	295.99	122.36	218.98

(1)
From the fiscal year ended March 31, 2025, the Group has presented “Net gains (losses) arising from derecognition of financial assets at amortized cost” as a separate line item in the consolidated income statements. This line item was not presented separately prior to the fiscal year ended March 31, 2025, but was included within “Other income” and “Other expenses.” The comparative amounts have been restated to conform to the current presentation.

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

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income

	For the fiscal year ended March 31,
	2026	2025	2024

	(In millions)
Net profit	¥1,194,960	¥516,444	¥895,750
Other comprehensive income:
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans:
Gains (losses) arising during the period, before tax	96,497	(37,183)	50,358
Equity instruments at fair value through other comprehensive income:
Gains (losses) arising during the period, before tax	826,241	(137,279)	1,646,992
Own credit on financial liabilities designated at fair value through profit or loss:
Gains (losses) arising during the period, before tax	635	9,511	(11,900)
Share of other comprehensive income (loss) of associates and joint ventures	3,216	(595)	(14)
Income tax relating to items that will not be reclassified	(289,732)	15,442	(510,012)

Total items that will not be reclassified to profit or loss, net of tax	636,857	(150,104)	1,175,424
Items that may be reclassified subsequently to profit or loss:
Debt instruments at fair value through other comprehensive income:
Gains (losses) arising during the period, before tax	(72,196)	144,649	(140,412)
Reclassification adjustments for (gains) losses included in net profit, before tax	87,581	15,186	110,509
Exchange differences on translating foreign operations:
Gains (losses) arising during the period, before tax	361,685	(32,479)	528,441
Reclassification adjustments for (gains) losses included in net profit, before tax	39,944	(640)	(11,258)
Share of other comprehensive income (loss) of associates and joint ventures	19,966	40,492	13,210
Income tax relating to items that may be reclassified	(7,142)	(42,668)	9,226

Total items that may be reclassified subsequently to profit or loss, net of tax	429,838	124,540	509,716

Other comprehensive income (loss), net of tax	1,066,695	(25,564)	1,685,140

Total comprehensive income	¥2,261,655	¥490,880	¥2,580,890

Total comprehensive income attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥2,203,762	¥452,475	¥2,555,100
Non-controlling interests	8,025	6,769	12,027
Other equity instruments holders	49,868	31,636	13,763

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Changes in Equity

	Equity excluding other reserves				Other reserves
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Remeasure- ments of defined benefit plans reserve	Financial instruments at fair value through other comprehensive income reserve	Own credit on financial liabilities designated at fair value through profit or loss reserve	Exchange differences on translating foreign operations reserve	Equity attributable to SMFG’s shareholders	Non- controlling interests	Equity attributable to other equity instruments holders	Total equity

	(In millions)
Balance at April 1, 2023	¥2,342,537	¥645,774	¥7,199,479	¥(151,799)	¥159,584	¥1,575,193	¥9,433	¥884,790	¥12,664,991	¥106,172	¥765,802	¥13,536,965

Comprehensive income:
Net profit	—	—	873,346	—	—	—	—	—	873,346	8,641	13,763	895,750
Other comprehensive income	—	—	—	—	35,526	1,136,616	(8,256)	517,868	1,681,754	3,386	—	1,685,140

Total comprehensive income	—	—	873,346	—	35,526	1,136,616	(8,256)	517,868	2,555,100	12,027	13,763	2,580,890

Issuance of shares under share-based payment transactions	1,501	1,501	—	—	—	—	—	—	3,002	—	—	3,002
Issuance of other equity instruments	—	—	—	—	—	—	—	—	—	—	698,552	698,552
Acquisition and disposal of subsidiaries and businesses-net	—	—	—	—	—	—	—	—	—	39,854	—	39,854
Transaction with non-controlling interest shareholders	—	(85,410)	—	—	—	—	—	—	(85,410)	(17,577)	—	(102,987)
Dividends to shareholders	—	—	(348,177)	—	—	—	—	—	(348,177)	(4,612)	—	(352,789)
Coupons on other equity instruments	—	—	—	—	—	—	—	—	—	—	(13,763)	(13,763)
Purchases of other equity instruments and sales of other equity instruments-net	—	—	—	—	—	—	—	—	—	—	(2,010)	(2,010)
Purchases of treasury stock	—	—	—	(211,434)	—	—	—	—	(211,434)	—	—	(211,434)
Sales of treasury stock	—	—	—	402	—	—	—	—	402	—	—	402
Loss on sales of treasury stock	—	—	(185)	—	—	—	—	—	(185)	—	—	(185)
Cancellation of treasury stock	—	—	(195,160)	195,160	—	—	—	—	—	—	—	—
Share-based payment transactions	—	(1,092)	—	—	—	—	—	—	(1,092)	—	—	(1,092)
Transfer from other reserves to retained earnings	—	—	239,920	—	(35,386)	(204,534)	—	—	—	—	—	—
Put options written on non-controlling interests	—	102,637	—	—	—	—	—	—	102,637	—	—	102,637
Others	—	(145)	(1)	—	—	—	—	—	(146)	1,202	—	1,056

Balance at March 31, 2024	¥2,344,038	¥663,265	¥7,769,222	¥(167,671)	¥159,724	¥2,507,275	¥1,177	¥1,402,658	¥14,679,688	¥137,066	¥1,462,344	¥16,279,098

Comprehensive income:
Net profit	—	—	478,132	—	—	—	—	—	478,132	6,676	31,636	516,444
Other comprehensive income	—	—	—	—	(29,443)	(7,891)	6,498	5,179	(25,657)	93	—	(25,564)

Total comprehensive income	—	—	478,132	—	(29,443)	(7,891)	6,498	5,179	452,475	6,769	31,636	490,880

Issuance of shares under share-based payment transactions	1,923	1,922	—	—	—	—	—	—	3,845	—	—	3,845
Issuance of other equity instruments	—	—	—	—	—	—	—	—	—	—	409,972	409,972
Acquisition and disposal of subsidiaries and businesses-net	—	—	—	—	—	—	—	—	—	15,646	—	15,646
Transaction with non-controlling interest shareholders	—	(643)	—	—	—	—	—	—	(643)	643	—	—
Dividends to shareholders	—	—	(412,240)	—	—	—	—	—	(412,240)	(5,957)	—	(418,197)
Coupons on other equity instruments	—	—	—	—	—	—	—	—	—	—	(31,636)	(31,636)
Purchases of other equity instruments and sales of other equity instruments-net	—	—	—	—	—	—	—	—	—	—	(3,939)	(3,939)
Purchases of treasury stock	—	—	—	(251,629)	—	—	—	—	(251,629)	—	—	(251,629)
Sales of treasury stock	—	—	—	612	—	—	—	—	612	—	—	612
Loss on sales of treasury stock	—	—	(431)	—	—	—	—	—	(431)	—	—	(431)
Cancellation of treasury stock	—	—	(380,176)	380,176	—	—	—	—	—	—	—	—
Share-based payment transactions	—	(1,386)	—	—	—	—	—	—	(1,386)	—	—	(1,386)
Transfer from other reserves to retained earnings	—	—	382,042	—	(42,777)	(339,265)	—	—	—	—	—	—
Others	—	(95)	(1)	—	—	—	—	—	(96)	(4,145)	—	(4,241)

Balance at March 31, 2025	¥2,345,961	¥663,063	¥7,836,548	¥(38,512)	¥87,504	¥2,160,119	¥7,675	¥1,407,837	¥14,470,195	¥150,022	¥1,868,377	¥16,488,594

	Equity excluding other reserves				Other reserves
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Remeasure- ments of defined benefit plans reserve	Financial instruments at fair value through other comprehensive income reserve	Own credit on financial liabilities designated at fair value through profit or loss reserve	Exchange differences on translating foreign operations reserve	Equity attributable to SMFG’s shareholders	Non- controlling interests	Equity attributable to other equity instruments holders	Total equity

	(In millions)
Balance at March 31, 2025	¥2,345,961	¥663,063	¥7,836,548	¥(38,512)	¥87,504	¥2,160,119	¥7,675	¥1,407,837	¥14,470,195	¥150,022	¥1,868,377	¥16,488,594

Comprehensive income:
Net profit	—	—	1,137,557	—	—	—	—	—	1,137,557	7,535	49,868	1,194,960
Other comprehensive income	—	—	—	—	66,297	579,712	435	419,761	1,066,205	490	—	1,066,695

Total comprehensive income	—	—	1,137,557	—	66,297	579,712	435	419,761	2,203,762	8,025	49,868	2,261,655

Issuance of shares under share-based payment transactions	927	927	—	—	—	—	—	—	1,854	—	—	1,854
Issuance of other equity instruments	—	—	—	—	—	—	—	—	—	—	468,762	468,762
Acquisition and disposal of subsidiaries and businesses-net	—	—	—	—	—	—	—	—	—	5,613	—	5,613
Transaction with non-controlling interest shareholders	—	(58)	—	—	—	—	—	—	(58)	15,758	—	15,700
Share of changes in capital surplus of associates and joint ventures	—	(29,383)	—	—	—	—	—	—	(29,383)	—	—	(29,383)
Dividends to shareholders	—	—	(540,292)	—	—	—	—	—	(540,292)	(5,060)	—	(545,352)
Coupons on other equity instruments	—	—	—	—	—	—	—	—	—	—	(49,868)	(49,868)
Redemption of other equity instruments	—	(34)	—	—	—	—	—	—	(34)	—	(84,966)	(85,000)
Purchases of other equity instruments and sales of other equity instruments-net	—	—	—	—	—	—	—	—	—	—	673	673
Purchases of treasury stock	—	—	—	(250,625)	—	—	—	—	(250,625)	—	—	(250,625)
Sales of treasury stock	—	—	—	759	—	—	—	—	759	—	—	759
Loss on sales of treasury stock	—	—	(499)	—	—	—	—	—	(499)	—	—	(499)
Cancellation of treasury stock	—	—	(239,527)	239,527	—	—	—	—	—	—	—	—
Share-based payment transactions	—	1,313	—	—	—	—	—	—	1,313	—	—	1,313
Transfer from other reserves to retained earnings	—	—	391,408	—	(58,805)	(332,603)	—	—	—	—	—	—
Others	—	(97)	—	—	—	—	—	—	(97)	4,895	—	4,798

Balance at March 31, 2026	¥2,346,888	¥635,731	¥8,585,195	¥(48,851)	¥94,996	¥2,407,228	¥8,110	¥1,827,598	¥15,856,895	¥179,253	¥2,252,846	¥18,288,994

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Cash Flows

	For the fiscal year ended March 31,
	2026	2025	2024
	(In millions)
Operating Activities:
Profit before tax	¥1,555,030	¥654,246	¥1,207,789
Adjustments for:
(Gains) losses on financial assets at fair value through profit or loss and investment securities	(89,496)	96,742	(187,170)
Foreign exchange gains	(1,236,486)	(26,461)	(1,494,145)
Provision for loan losses	384,150	378,791	222,894
Depreciation and amortization	339,438	336,904	338,521
Share of post-tax profit of associates and joint ventures	(132,296)	(142,678)	(160,370)
Net changes in assets and liabilities:
Net (increase) decrease of term deposits with original maturities over three months	471,463	(179,359)	1,088,493
Net (increase) decrease of call loans and bills bought	(2,391,029)	127,428	517,417
Net increase of reverse repurchase agreements and cash collateral on securities borrowed	(2,804,455)	(7,710,498)	(2,693,143)
Net increase of loans and advances	(5,701,099)	(4,046,038)	(9,099,523)
Net change of trading assets and liabilities, derivative financial instruments, and financial liabilities designated at fair value through profit or loss	(542,537)	(1,113,745)	198,149
Net increase of deposits	10,873,833	8,051,968	7,921,341
Net increase (decrease) of call money and bills sold	(742,663)	1,238,251	550,540
Net increase (decrease) of repurchase agreements and cash collateral on securities lent	(4,001,518)	7,348,162	2,079,860
Net increase (decrease) of other unsubordinated borrowings and debt securities in issue	(1,068,329)	(3,033,122)	662,503
Income taxes paid—net	(578,988)	(493,128)	(200,183)
Other operating activities—net	(796,114)	1,578,664	83,657

Net cash and cash equivalents provided by (used in) operating activities	(6,461,096)	3,066,127	1,036,630

Investing Activities:
Purchases of financial assets at fair value through profit or loss and investment securities	(41,178,967)	(46,798,297)	(33,509,657)
Proceeds from sales of financial assets at fair value through profit or loss and investment securities	14,425,084	18,033,910	13,848,481
Proceeds from maturities of financial assets at fair value through profit or loss and investment securities	30,248,824	24,624,156	19,493,790
Acquisitions of subsidiaries and businesses, net of cash and cash equivalents acquired	42,813	(14,563)	(9,993)
Disposal of subsidiaries and businesses, net of cash and cash equivalents disposed	—	1,272	71,451
Investments in associates and joint ventures	(343,504)	(36,164)	(350,938)
Proceeds from sales of investments in associates and joint ventures	13,653	6,834	939
Purchases of property, plant and equipment	(171,518)	(98,498)	(119,710)
Purchases of intangible assets	(287,886)	(256,446)	(242,877)
Proceeds from sales of property, plant and equipment	11,552	7,016	1,964
Other investing activities—net	—	(4)	(4)

Net cash and cash equivalents provided by (used in) investing activities	2,760,051	(4,530,784)	(816,554)

Financing Activities:
Redemption of subordinated borrowings	(48,000)	(33,000)	(30,000)
Proceeds from issuance of subordinated bonds	513,967	252,506	274,551
Redemption of subordinated bonds	(123,000)	(439,941)	—
Payments for the principal portion of lease liabilities	(88,758)	(96,737)	(94,574)
Proceeds from issuance of other equity instruments	468,762	409,972	698,552
Redemption of other equity instruments	(85,000)	—	—
Dividends paid to shareholders of Sumitomo Mitsui Financial Group, Inc.	(540,071)	(412,120)	(348,010)
Dividends paid to non-controlling interest shareholders	(5,060)	(5,957)	(4,612)
Coupons paid to other equity instruments holders	(49,868)	(31,636)	(13,763)
Purchases of treasury stock and proceeds from sales of treasury stock—net	(250,365)	(251,448)	(211,217)
Purchases of other equity instruments and proceeds from sales of other equity instruments—net	673	(3,939)	(2,010)
Transactions with non-controlling interest shareholders—net	15,700	—	(102,733)

Net cash and cash equivalents provided by (used in) financing activities	(191,020)	(612,300)	166,184

Effect of exchange rate changes on cash and cash equivalents	1,279,163	(110,725)	1,707,311

Net increase (decrease) of cash and cash equivalents	(2,612,902)	(2,187,682)	2,093,571
Cash and cash equivalents at beginning of period	75,250,124	77,437,806	75,344,235

Cash and cash equivalents at end of period	¥72,637,222	¥75,250,124	¥77,437,806

Net cash and cash equivalents provided by (used in) operating activities includes:
Interest and dividends received	¥7,394,655	¥6,995,814	¥6,073,451
Interest paid	3,985,866	4,208,150	3,902,048

The accompanying notes are an integral part of the Consolidated Financial Statements.

Notes to Consolidated Financial Statements

1	GENERAL INFORMATION
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
The accompanying consolidated financial statements have been authorized for issue by the Management Committee on June 25, 2026.

2	SUMMARY OF MATERIAL ACCOUNTING POLICIES
The principal accounting policies applied in the preparation of the consolidated financial statements are set out below. These policies have been consistently applied to all the fiscal years presented, unless otherwise stated.
Basis of Preparation
Compliance with IFRS Accounting Standards
The consolidated financial statements of the Group have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”), which the Group refers to as “IFRS.”
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
Refer to Note 3 “Critical Accounting Estimates and Judgments” for additional information.
New and Amended Accounting Standards Adopted by the Group
During the fiscal year ended March 31, 2026, a number of amendments to standards have become effective; however, they have not resulted in any material changes to the Group’s accounting policies.
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
For the fiscal years ended March 31, 2026 and 2025, there were no transactions pursuant to repurchase agreements, securities lending transactions or other transactions involving the transfer of financial assets with an obligation to repurchase such transferred assets that were treated as sales and hence derecognized for accounting purposes.
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
Depreciation of property, plant and equipment other than land is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives, as follows:

•	Buildings: 7–69 years;

•	Right of use assets: the shorter of the lease term and the estimated useful life, which is generally 1–28 years; and

•	Assets for rent and others: 2–40 years.
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
Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)
In May 2024, the IASB issued amendments to IFRS 9 and IFRS 7 “Financial Instruments: Disclosures” to address diversity in accounting practice by making the requirements more understandable and consistent. The amendments clarify the classification of financial assets with environmental, social and corporate governance and similar features by clarifying how the contractual cash flows on such loans should be assessed. The amendments also clarify the date on which a financial asset or financial liability settled via electronic cash transfers is derecognized. In addition, the amendments require additional disclosure to enhance transparency for investors regarding investments in equity instruments designated at fair value through other comprehensive income and financial instruments with contingent features, such as features tied to
ESG-linked
targets. The amendments are effective for annual periods beginning on or after January 1, 2026 and are not expected to have a material impact on the Group’s consolidated financial statements.

Annual Improvements to IFRS Accounting Standards – Volume 11
In July 2024, the IASB issued Annual Improvements to IFRS Accounting Standards – Volume 11, which includes amendments to IFRS 1 “First-time Adoption of International Financial Reporting Standards,” IFRS 7 and its accompanying “Guidance on Implementing IFRS 7,” IFRS 9, IFRS 10 and IAS 7 “Statement of Cash Flows.” These amendments include clarifications, simplifications, corrections and changes aimed at improving the consistency of these standards. The amendments are effective for annual periods beginning on or after January 1, 2026 and are not expected to have a material impact on the Group’s consolidated financial statements.
Contracts Referencing Nature-dependent Electricity (Amendments to IFRS 9 and IFRS 7)
In December 2024, the IASB issued amendments to IFRS 9 and IFRS 7 to help entities better report the financial effects of nature-dependent electricity contracts, which are often structured as power purchase agreements. The amendments include clarifying the application of the own-use
requirements, permitting hedge accounting if these contracts are used as hedging instruments, and adding new disclosure requirements to enable investors to understand the effect of these contracts on an entity’s financial performance and cash flows. The amendments are effective for annual periods beginning on or after January 1, 2026 and are not expected to have a material impact on the Group’s consolidated financial statements.
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
Translation to a Hyperinflationary Presentation Currency (Amendments to IAS 21)
In November 2025, the IASB issued amendments to IAS 21 “The Effects of Changes in Foreign Exchange Rates” to clarify how entities should translate financial statements from a non-hyperinflationary
currency into a hyperinflationary one. The narrow-scope amendments are expected to reduce diversity in practice and provide a clearer basis for reporting in a hyperinflationary currency.
The
amendments are effective for annual periods beginning on or after January 1, 2027. The Group is currently evaluating the potential impact that the adoption of the standard will have on its consolidated financial statements.

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

For the fiscal year ended March 31, 2026, the obligor grading, macroeconomic factors and additional ECL adjustments used to determine the final ECL reflected the current and forward-looking impact of the situation in the Middle East, inflation overseas driven by high U.S tariffs on trading partners and the Russia-Ukraine situation. The obligor grades were reviewed based on the most recent information available as appropriate.
The macroeconomic scenarios for incorporating forward-looking information in the ECL measurement were updated, reflecting the recent economic forecasts. The Group assumed that the Japanese economy is expected to remain on a moderate recovery trend, supported mainly by resilient capital investment aimed at labor-saving and digital transformation, and a gradual pickup in private consumption. As for the U.S. economy, the Group assumed that the pace of economic expansion is expected to slow, driven by higher tariff costs, weaker private consumption, and worsening employment conditions, although the economy is expected to gradually stabilize from the second half of 2026 onward as the impact of tariffs wanes and interest rate cuts take effect. As for the European economy, the Group assumed that private consumption is expected to remain resilient, supported by a favorable employment environment and stable price trends. As for the Asian-Pacific economy, the Group assumed, particularly for China, that growth is expected to slow as the effects of subsidy-led
domestic demand fade, and as it is affected by a sluggish real estate market and weak employment conditions, leading to relatively low growth for the region. This assumption was considered in determining the base scenario. The severe downside scenario is the adverse scenario and based on stressed business environments such as a serious economic recession and financial market disruption, and this scenario is in conformity with the Group’s internal stress test. Further, both the downside and upside scenarios are developed based on the premises of the base scenario and past macroeconomic experiences. Applied probability weightings for each scenario, which can vary every year, are determined mainly by statistical methods. For the severe downside scenario, the weight is determined by mapping the macroeconomic projections under the scenario against the historical distributions. The following table shows the growth rates of the Japanese, U.S., European Monetary Union (“EMU”) and Asia-Pacific GDPs and the Japanese short-term interest rate, which are key factors of the macroeconomic scenarios.

	For the fiscal year ending March 31,
As at March 31, 2026:	2027	2028
Upside	(%)
Japanese GDP (Nominal)	4.9	4.1
U.S. GDP (Real)	3.9	2.4
EMU GDP (Real)	2.6	3.1
Asia-Pacific GDP (Real)	6.3	5.0
Japanese short-term interest rate	0.9	1.0

Base
Japanese GDP (Nominal)	3.2	3.7
U.S. GDP (Real)	2.1	2.0
EMU GDP (Real)	1.2	1.3
Asia-Pacific GDP (Real)	4.5	4.6
Japanese short-term interest rate	0.7	0.7

Downside
Japanese GDP (Nominal)	(0.4)	2.7
U.S. GDP (Real)	(1.5)	1.0
EMU GDP (Real)	0.6	0.3
Asia-Pacific GDP (Real)	2.8	4.2
Japanese short-term interest rate	0.5	0.2

Severe downside
Japanese GDP (Nominal)	(3.7)	(0.6)
U.S. GDP (Real)	(3.4)	0.7
EMU GDP (Real)	(0.5)	(1.4)
Asia-Pacific GDP (Real)	1.0	3.6
Japanese short-term interest rate	0.7	0.3

	For the fiscal year ending March 31,
As at March 31, 2025:	2026	2027
Upside	(%)
Japanese GDP (Nominal)	3.5	3.7
U.S. GDP (Real)	2.5	3.3
EMU GDP (Real)	1.0	2.9
Asia-Pacific GDP (Real)	5.1	5.8
Japanese short-term interest rate	0.5	0.5

Base
Japanese GDP (Nominal)	2.3	2.4
U.S. GDP (Real)	1.3	2.0
EMU GDP (Real)	0.5	0.6
Asia-Pacific GDP (Real)	3.9	4.5
Japanese short-term interest rate	0.5	0.5

Downside
Japanese GDP (Nominal)	1.7	2.0
U.S. GDP (Real)	0.2	0.3
EMU GDP (Real)	(0.4)	(3.2)
Asia-Pacific GDP (Real)	2.8	3.3
Japanese short-term interest rate	0.5	0.5

Severe downside
Japanese GDP (Nominal)	0.9	(2.2)
U.S. GDP (Real)	(1.1)	(1.1)
EMU GDP (Real)	(0.8)	(5.4)
Asia-Pacific GDP (Real)	1.5	1.9
Japanese short-term interest rate	1.0	0.0

The following table shows the probability weightings of each scenario the Group estimates.

	Upside	Base	Downside	Severe downside
	(%)
As at March 31, 2026:
Scenario probability weighting	20	60	18	2

	Upside	Base	Downside	Severe downside
	(%)
As at March 31, 2025:
Scenario probability weighting	20	60	19	1

In determining the need for making additional ECL adjustments, the Group considered whether there is an increase in the credit risk for some portfolios which had a material adverse impact resulting from the situation in the Middle East, from inflation overseas driven by high U.S. tariffs on trading partners, or from the Russia-Ukraine situation, and whether the increased risk, if any, was not fully incorporated in the ECL model. For the situation in the Middle East, the Group evaluated the forward-looking impact on credit risks and losses in light of the pressure on corporate earnings of borrowers. For inflation overseas driven by high U.S. tariffs on trading partners, the Group evaluated the forward-looking impact on credit risks and losses considering the impact of such environment changes on borrowers which the Group identified in terms of country and industries. For the Russian exposure, the Group evaluated the forward-looking impact on credit risks and losses based on factors such as the possibility that payment of principal or interest would be delayed or a request for loan restructuring would be made due to the prolonged impact of sanctions targeting Russia imposed by the Japanese government and authorities in several other jurisdictions, Russia’s measures to defend its economy and mitigate the effect of sanctions, and a deterioration of the credit condition of Russia. In addition, the Group also considered the prolonged difficulty in collecting funds, such as the payments from Russian customers, through remittances out of Russia due to orders by the Russian authorities. The Group evaluated the forward-looking impact on credit risks and losses of certain industry-related portfolios selected based on changes in factors such as the market conditions and bankruptcy trends. As a consequence, the Group decided to make ECL adjustments for the portfolios affected by the situation in the Middle East, inflation overseas driven by high U.S. tariffs on trading partners and the Russia-Ukraine situation. At March 31, 2026, the additional ECL adjustments for the portfolios affected by the situation in the Middle East was ¥30,849 million. In addition, the additional ECL adjustments for the portfolios affected by inflation overseas driven by high U.S. tariffs on trading partners and for the portfolios affected by the situation in Russia-Ukraine were ¥45,300 million and ¥64,088 million respectively.
Management estimates and judgments may change from time to time as the economic environment changes or new information becomes available. Changes in these estimates and judgments will result in a different allowance for loan losses and may have a direct impact on impairment charges. Allowance for loan losses amounted to ¥1,236,839 million and ¥1,102,522 million at March 31, 2026 and 2025, respectively. For additional information, refer to Note 10 “Loans and Advances.”
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
Impairment of Property, Plant and Equipment
The Group has property, plant and equipment, which consist of assets for rent, land, buildings, right of use assets and others. Property, plant and equipment are tested for impairment if events or changes in circumstances indicate that it may not be recoverable at the end of each reporting period. If any such indication exists, then its recoverable amount is estimated. The process to determine the recoverable amount is inherently uncertain because such recoverable amount is determined based on management estimates and judgments. Changes in management judgments may result in different impairment test results and different impairment amounts recognized. For the fiscal years ended March 31, 2026, 2025 and 2024, impairment losses on property, plant and equipment were ¥3,815 million, ¥5,461 million and ¥4,168 million, respectively. For additional information, refer to Note 12 “Property, Plant and
Equipment.”
Impairment of Intangible Assets
Impairment of goodwill
Goodwill is tested for impairment on an annual basis or more frequently if events or changes in circumstances indicate that it may not be recoverable. If any such indication exists, then its recoverable amount is estimated. The process to determine the recoverable amount is inherently uncertain because such recoverable amount is determined based on a number of management estimates and judgments. The Group determines the recoverable amount using the estimated future cash flows, pre-tax
discount rates, growth rates, and other factors. The estimation of future cash flows inherently reflects management judgments, even though such forecasts are prepared taking into account actual performance and external economic data. The pre-tax
discount rates and growth rates may be significantly affected by market interest rates or other market conditions, which are beyond management’s control, and therefore significant management judgments are made to determine these assumptions. These management judgments are made based on the facts and circumstances at the time of the impairment test, and may vary depending on the situation and the time. Changes in management judgments may result in different impairment test results and different impairment amounts recognized. For the fiscal years ended March 31, 2026, 2025 and 2024, impairment losses on goodwill were nil
, ¥
8,032
 million and
nil
, respectively. For additional information, refer to Note 14 “Intangible Assets.”
Impairment of other intangible assets
The Group has other intangible assets, not including goodwill, which consist of software, contractual customer relationships, trademarks and others. These are divided into other amortizing intangible assets and other non-amortizing
intangible assets. Other amortizing intangible assets are tested for impairment if events or changes in circumstances indicate that it may not be recoverable at the end of each reporting period. Other non-amortizing
intangible assets are tested for impairment on an annual basis or more frequently if events or changes in circumstances indicate that it may not be recoverable. If any such indication exists, then its recoverable amount is estimated. The process to determine the recoverable amount is inherently uncertain because such recoverable amount is determined based on a number of management estimates and judgments as described in “—Impairment of goodwill.” Changes in management judgments may result in different impairment test results and different impairment amounts recognized. For the fiscal years ended March 31, 2026, 2025 and 2024, impairment losses on other intangible assets were ¥2,389 million, ¥1,551 million and ¥9,648 million, respectively. For additional information, refer to Note 14 “Intangible Assets.”
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
Management estimates and judgments may change from time to time as the legal environment and market conditions change or new information becomes available. Changes in these estimates and judgments could affect the balance of provision for interest repayment. Provision for interest repayment is recorded in provisions as a liability, and it totaled ¥177,420 million and ¥209,659 million at March 31, 2026 and 2025, respectively. For additional information, refer to Note 21 “Provisions.”
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
The difference between the fair value of the plan assets and the present value of the defined benefit obligation at the end of the reporting period is recognized as assets and liabilities in the consolidated statements of financial position. When this calculation for each plan results in a benefit to the Group, the recognized asset is limited to the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan (“asset ceiling”). An economic benefit is available to the Group, if it is realizable during the life of the plan or on settlement of the plan obligation. The net total of assets and liabilities in the consolidated statements of financial position amounted to net assets of ¥593,472 million and ¥478,072 million at March 31, 2026 and 2025, respectively. For additional information, refer to Note 24 “Retirement Benefits.”
Deferred Tax Assets
Deferred tax assets relating to tax losses carried forward and deductible temporary differences are recognized, only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the deductible temporary differences can be utilized. This assessment requires significant management estimates and judgments. Future taxable profit is estimated based on, among other relevant factors, forecasted results of operations, which are based on historical financial performance and the business plans that management believes to be prudent and feasible. While the Group carefully assesses the realization of tax losses carried forward and deductible temporary differences, the actual taxable profit in the future may be less than the forecast. The deferred tax assets amounted to ¥94,526 million and ¥63,176 million in the consolidated statements of financial position at March 31, 2026 and 2025, respectively, while the net total of deferred tax assets and liabilities amounted to net liabilities of ¥203,397 million and ¥202,591 million at March 31, 2026 and 2025, respectively. For additional information, refer to Note 23 “Deferred Income Tax.”

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
Wholesale Business Unit
The Wholesale Business Unit provides comprehensive solutions primarily for corporate clients in Japan that respond to wide-ranging client needs in relation to financing, investment management, risk hedging, settlement, M&A and other advisory services, digital services and leasing services. This business unit mainly consists of the wholesale businesses of SMBC, SMBC Trust Bank Ltd. (“SMBC Trust Bank”), Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”), SMBC Nikko Securities Inc. (“SMBC Nikko Securities”) and Sumitomo Mitsui Card Company, Limited (“Sumitomo Mitsui Card”), which merged with SMBC Finance Service Co., Ltd., formerly a wholly-owned subsidiary of Sumitomo Mitsui Card, in April 2024.

Retail Business Unit
The Retail Business Unit provides financial services to consumers residing in Japan and mainly consists of the retail businesses of SMBC, SMBC Trust Bank, SMBC Nikko Securities, Sumitomo Mitsui Card and SMBC Consumer Finance Co., Ltd.. This business unit offers a wide range of products and services for consumers, including wealth management services, settlement services, consumer finance and housing loans, in order to address the financial needs of all individual customers.
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
Segmental Results of Operations
The following tables show the Group’s results of operations by business segment for the fiscal years ended March 31, 2026, 2025 and 2024.
For the fiscal year ended March 31, 2026:

	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
	(In billions)
Consolidated gross profit (1)	¥1,253.4	¥1,555.6	¥1,550.9	¥697.8	¥(213.0)	¥4,844.7
General and administrative expenses	(407.9)	(1,134.6)	(1,063.4)	(228.5)	182.9	(2,651.5)
Others (2)	151.6	6.7	168.3	39.4	(228.3)	137.7

Consolidated net business profit	¥997.1	¥427.7	¥655.8	¥508.7	¥(258.4)	¥2,330.9

For the fiscal year ended March 31, 2025:

	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total

	(In billions)
Consolidated gross profit (1)	¥931.3	¥1,377.3	¥1,344.9	¥636.6	¥(163.4)	¥4,126.7
General and administrative expenses	(328.1)	(1,110.3)	(903.3)	(196.0)	135.7	(2,402.0)
Others (2)	126.0	6.8	150.4	33.9	(322.5)	(5.4)

Consolidated net business profit	¥729.2	¥273.8	¥592.0	¥474.5	¥(350.2)	¥1,719.3

For the fiscal year ended March 31, 2024:

	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total

	(In billions)
Consolidated gross profit (1)	¥835.2	¥1,290.0	¥1,375.9	¥526.2	¥(288.5)	¥3,738.8
General and administrative expenses	(311.0)	(1,079.9)	(809.3)	(165.3)	114.9	(2,250.6)
Others (2)	107.9	5.6	78.3	29.0	(148.8)	72.0

Consolidated net business profit	¥632.1	¥215.7	¥644.9	¥389.9	¥(322.4)	¥1,560.2

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

	For the fiscal year ended March 31,
	2026	2025	2024

	(In billions)
Consolidated net business profit	¥2,330.9	¥1,719.3	¥1,560.2
Differences between management reporting and Japanese GAAP:
Total credit costs	(388.4)	(344.5)	(274.0)
Gains on equity instruments	446.1	509.8	249.8
Extraordinary gains or losses and others	(136.9)	(184.7)	(193.7)

Profit before tax under Japanese GAAP	2,251.7	1,699.9	1,342.3

Differences between Japanese GAAP and IFRS:
Scope of consolidation	8.4	8.1	7.4
Derivative financial instruments	(286.4)	(417.9)	(111.6)
Investment securities	(418.1)	(601.9)	(43.4)
Loans and advances	(71.7)	(103.0)	2.4
Investments in associates and joint ventures	80.2	14.0	(20.2)
Property, plant and equipment	(1.5)	(2.2)	22.7
Lease accounting	(0.4)	(2.2)	(1.9)
Defined benefit plans	(105.0)	(69.1)	(53.8)
Foreign currency translation	(55.3)	20.8	(32.2)
Classification of equity and liability	56.2	38.6	18.9
Others	96.9	69.1	77.2

Profit before tax under IFRS	¥1,555.0	¥654.2	¥1,207.8

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

	For the fiscal year ended March 31,
	2026	2025	2024
	(In millions)
Domestic (1) :
Japan	¥2,060,686	¥1,127,452	¥1,439,152

Total domestic	2,060,686	1,127,452	1,439,152

Foreign (1)(2) :
Americas	1,297,009	1,297,104	1,128,935
Europe and Middle East	571,901	329,834	395,059
Asia and Oceania	912,187	1,085,775	980,088

Total foreign	2,781,097	2,712,713	2,504,082

Total operating income (3)	¥4,841,783	¥3,840,165	¥3,943,234

(1)
The geographical segmentation is determined based on the degrees of the following factors: geographic proximity, similarity of economic activities and relationship of business activities among regions.

(2)
Americas includes the United States, Brazil, Canada and others; Europe and Middle East include the United Kingdom, Germany and others; Asia and Oceania include China, Singapore, Indonesia and others except Japan. Of the amounts presented above, ¥1,147,731 million, ¥1,163,328 million and ¥1,095,890 million were attributable to the United States for the fiscal years ended March 31, 2026, 2025 and 2024, respectively.

(3)
Total operating income comprises net interest income, net fee and commission income, net trading income (loss), net income from financial assets and liabilities at fair value through profit or loss, net investment income, net gains (losses) arising from derecognition of financial assets at amortized cost and other income.

5	CASH AND DEPOSITS WITH BANKS
Cash and deposits with banks at March 31, 2026 and 2025 consisted of the following:

	At March 31,
	2026	2025

	(In millions)
Cash	¥738,248	¥915,155
Deposits with banks	73,623,887	75,754,246

Total cash and deposits with banks	¥74,362,135	¥76,669,401

The reconciliation of cash and cash equivalents used for the purposes of the consolidated statements of cash flows at March 31, 2026, 2025 and 2024 is shown as follows:

	At March 31,
	2026	2025	2024

	(In millions)
Cash and deposits with banks	¥74,362,135	¥76,669,401	¥78,750,443
Less: term deposits with original maturities over three months	(1,044,197)	(816,486)	(663,985)
Less: cash segregated as deposits and others	(680,716)	(602,791)	(648,652)

Cash and cash equivalents	¥72,637,222	¥75,250,124	¥77,437,806

Private depository institutions in Japan are required to maintain certain minimum reserve funds with the
Bank
of Japan, based on average deposit balances and certain other factors. There are similar reserve deposit requirements for the Group’s foreign offices engaged in banking businesses in foreign countries. At March 31, 2026, 2025 and 2024, the reserve funds required to be maintained by the Group, which were included in cash and cash equivalents, amounted to ¥2,234,643 million, ¥2,231,539 million and ¥1,983,987 million, respectively.

6	TRADING ASSETS
Trading assets at March 31, 2026 and 2025 consisted of the following:

	At March 31,
	2026	2025

	(In millions)
Debt instruments	¥6,476,194	¥5,511,465
Equity instruments	414,023	665,148

Total trading assets	¥6,890,217	¥6,176,613

Trading debt instruments mainly consist of Japanese government bonds. Trading equity instruments mainly consist of publicly traded Japanese stocks.

7	DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING
Derivative financial instruments include futures, forwards, swaps, options and other types of derivative contracts, which are transactions listed on exchanges or over-the-counter
(“OTC”) transactions. In the normal course of business, the Group enters into a variety of derivatives for trading and risk management purposes. The Group uses derivatives for trading activities, which include facilitating customer transactions and market-making. The Group also uses derivatives to reduce its exposures to market and credit risks as part of its asset and liability management.
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

The tables below represent the derivative financial instruments by type and purpose of derivatives at March 31, 2026 and 2025.

	At March 31, 2026
	Trading			Risk Management (1)
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities

	(In millions)
Interest rate derivatives	¥1,973,420,607	¥4,278,860	¥5,010,756	¥82,693,098	¥726,570	¥926,053
Futures	98,653,216	38,078	40,166	2,403,589	—	1,594
Listed Options	158,104,302	29,858	17,581	—	—	—
Forwards	48,904,376	14,417	8,297	—	—	—
Swaps	1,355,709,280	3,319,167	3,578,134	80,003,146	725,860	885,290
OTC Options	312,049,433	877,340	1,366,578	286,363	710	39,169
Currency derivatives	315,106,852	4,792,354	3,494,996	20,326,522	166,558	1,925,543
Futures	47,899	—	2,160	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	146,585,047	1,690,794	1,591,981	8,349,254	80,718	311,523
Swaps	148,252,146	2,858,275	1,543,672	11,977,268	85,840	1,614,020
OTC Options	20,221,760	243,285	357,183	—	—	—
Equity derivatives	2,628,133	67,937	45,616	—	—	—
Futures	2,113,484	55,834	31,025	—	—	—
Listed Options	253,138	6,185	10,003	—	—	—
Forwards	26,803	563	796	—	—	—
Swaps	64,321	964	2,259	—	—	—
OTC Options	170,387	4,391	1,533	—	—	—
Commodity derivatives	276,602	34,909	33,753	—	—	—
Futures	126,273	10,815	9,371	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	—	—	—	—	—	—
Swaps	142,213	24,094	23,582	—	—	—
OTC Options	8,116	—	800	—	—	—
Credit derivatives	4,484,549	25,912	35,727	—	—	—

Total derivative financial instruments	¥2,295,916,743	¥9,199,972	¥8,620,848	¥103,019,620	¥893,128	¥2,851,596

F-4
4

	At March 31, 2025
	Trading			Risk Management (1)
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities

	(In millions)
Interest rate derivatives	¥1,647,024,810	¥4,459,310	¥4,876,544	¥82,319,161	¥610,989	¥904,337
Futures	89,708,676	21,022	18,155	10,784,613	979	11,420
Listed Options	127,145,993	18,358	22,843	—	—	—
Forwards	39,526,819	258	1,918	—	—	—
Swaps	1,105,571,439	3,624,648	3,542,617	71,326,701	610,010	857,991
OTC Options	285,071,883	795,024	1,291,011	207,847	—	34,926
Currency derivatives	255,610,108	2,888,987	1,827,299	22,432,574	162,839	1,633,786
Futures	12,976	—	94	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	119,480,108	935,964	1,103,594	8,511,080	57,888	153,892
Swaps	123,676,347	1,754,071	479,671	13,921,494	104,951	1,479,894
OTC Options	12,440,677	198,952	243,940	—	—	—
Equity derivatives	2,729,785	161,801	22,092	—	—	—
Futures	1,882,834	28,003	10,533	—	—	—
Listed Options	332,227	5,406	8,462	—	—	—
Forwards	250,439	119,372	180	—	—	—
Swaps	36,576	694	225	—	—	—
OTC Options	227,709	8,326	2,692	—	—	—
Commodity derivatives	175,113	5,652	4,384	—	—	—
Futures	85,473	1,807	1,796	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	—	—	—	—	—	—
Swaps	84,608	3,771	2,525	—	—	—
OTC Options	5,032	74	63	—	—	—
Credit derivatives	3,349,082	23,438	34,816	—	—	—

Total derivative financial instruments	¥1,908,888,898	¥7,539,188	¥6,765,135	¥104,751,735	¥773,828	¥2,538,123

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

F-4
5

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
The tables below represent the amounts related to items designated as hedging instruments at March 31, 2026 and 2025.

	Line item in the consolidated statements of financial position where the hedging instrument is included	At March 31, 2026			For the fiscal year ended March 31, 2026
		Notional amounts (1)	Carrying amounts		Change in value used for calculating hedge ineffectiveness
			Assets	Liabilities

		(In millions)
Interest rate risk
Interest rate swaps	Derivative financial instruments	¥10,792,370	¥102,943	¥381,753	¥(144,319)
Interest rate options	Derivative financial instruments	222,261	—	39,169	(6,717)

(1)
At March 31, 2026, the notional amount of interest rate swaps with remaining maturities of more than 12 months that are designated hedging instruments against interest rate risk is ¥9,155,639 million out of ¥10,792,370 million in total, and that of interest rate options with remaining maturities of more than 12 months that are designated hedging instruments against interest rate risk is ¥222,261 million, equal to the total notional amount.

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

F-4
6

The amounts related to items designated as hedged items at March 31, 2026 and 2025 were as follows:

	Line item in the consolidated statements of financial position where the hedged item is included	At March 31, 2026	For the fiscal year ended March 31, 2026
		Carrying amounts	Change in value used for calculating hedge ineffectiveness

		(In millions)
Interest rate risk
Debt instruments at FVOCI	Investment securities	¥888,319	¥29,165
Debt securities in issue	Debt securities in issue	9,530,328	121,570
Borrowings	Borrowings	122,354	4,158

	Line item in the consolidated statements of financial position where the hedged item is included	At March 31, 2025	For the fiscal year ended March 31, 2025
		Carrying amounts	Change in value used for calculating hedge ineffectiveness

		(In millions)
Interest rate risk
Debt instruments at FVOCI	Investment securities	¥810,009	¥43,785
Debt securities in issue	Debt securities in issue	8,195,943	(6,919)
Borrowings	Borrowings	120,304	1,492
As for interest rate risk, the accumulated amounts of fair value hedge adjustments on the hedged items were a loss of ¥68,305 million and a loss of ¥83,955 million for assets, and were a profit of ¥397,872 million and a profit of ¥411,761 million for liabilities at March 31, 2026 and 2025, respectively. There were no balances remaining in the consolidated statements of financial position for any hedged items that had ceased to be adjusted for hedging gains and losses at March 31, 2026 and 2025.
As for interest rate risk, hedge ineffectiveness was included in “Net trading income (loss)” in the consolidated income statements, and amounted to a profit
 of ¥3,858 million and a loss of ¥597 million for the fiscal years ended March 31, 2026 and 2025, respectively.
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

F-4
7

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
The tables below represents the amounts related to items designated as hedging instruments at March 31, 2026 and 2025.

	Line item in the consolidated statements of financial position where the hedging instrument is included	At March 31, 2026			For the fiscal year ended March 31, 2026
		Nominal amounts	Carrying amounts		Change in value used for calculating hedge ineffectiveness
			Assets	Liabilities

		(In millions)
Foreign exchange forward contracts	Derivative financial instruments	¥3,835,799	¥37,235	¥297,585	¥(268,646)
Foreign currency denominated financial liabilities	Debt securities in issue, Borrowings, Deposits	227,322	—	227,322	(14,742)

	Line item in the consolidated statements of financial position where the hedging instrument is included	At March 31, 2025			For the fiscal year ended March 31, 2025
		Nominal amounts	Carrying amounts		Change in value used for calculating hedge ineffectiveness
			Assets	Liabilities

		(In millions)
Foreign exchange forward contracts	Derivative financial instruments	¥3,626,636	¥34,176	¥110,254	¥(14,745)
Foreign currency denominated financial liabilities	Debt securities in issue, Borrowings, Deposits	212,580	—	212,580	2,558
The amounts related to items designated as hedged items for the fiscal years ended March 31, 2026 and 2025 were as follows:

	For the fiscal year ended March 31, 2026	At March 31, 2026
	Change in value used for calculating hedge ineffectiveness	Translating foreign operations reserve

	(In millions)
USD foreign operations	¥92,106	¥469,405
EUR foreign operations	174,911	475,673
THB foreign operations	45,372	149,753
Other foreign operations (1)	(29,001)	74,636

Total	¥283,388	¥1,169,467

F-4
8

	For the fiscal year ended March 31, 2025	At March 31, 2025
	Change in value used for calculating hedge ineffectiveness	Translating foreign operations reserve

	(In millions)
USD foreign operations	¥(18,370)	¥377,299
EUR foreign operations	(9,731)	300,761
THB foreign operations	25,100	104,381
Other foreign operations	15,188	103,639

Total	¥12,187	¥886,080

(1)
The decrease in Other foreign operations was primarily due to the sale of a portion of the Group’s shares in The Bank of East Asia, Limited during the fiscal year ended March 31, 2026. As a result of the sale, The Bank of East Asia, Limited ceased to be an equity-method associate and was no longer included in the HKD-denominated foreign operations designated as hedged items for net investment hedges.

The
 balances r
em
aining in the foreign currency translation reserve from hedging relationships for which hedge accounting is no longer applied were ¥
56,251
 million and ¥
53,003

million at March 31, 2026 and 2025, respectively.
Changes in the translating foreign operations reserve of ¥283,388 million and ¥12,187 million were offset by hedges of net investment in foreign operations for the fiscal years ended March 31, 2026 and 2025, respectively. There was no hedge ineffectiveness recognized in “Net trading income (loss)” for the fiscal years ended March 31, 2026 and 2025.
Credit Derivatives
The Group enters into credit derivatives to manage the risk of its commercial banking credit portfolio containing loans by hedging economically, as well as diversifying the credit exposure in the portfolio, and to undertake credit loss protection transactions based on the needs from customers as financial intermediation. The tables below provide the notional amounts and the fair value of credit derivatives by purpose of transactions at March 31, 2026 and 2025.

	At March 31, 2026
	Protection purchased			Protection sold
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities

	(In millions)
Managing the Group’s credit risk portfolio	¥2,539,207	¥3,886	¥30,188	¥1,790,455	¥21,211	¥3,211
Trading purposes	82,146	—	2,060	28,542	646	—
Facilitating client transactions	44,200	169	268	—	—	—

Total	¥2,665,553	¥4,055	¥32,516	¥1,818,997	¥21,857	¥3,211

	At March 31, 2025
	Protection purchased			Protection sold
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities

	(In millions)
Managing the Group’s credit risk portfolio	¥1,816,129	¥1,382	¥29,453	¥1,305,660	¥19,620	¥2,192
Trading purposes	89,647	214	2,853	98,676	2,063	12
Facilitating client transactions	38,000	157	306	970	2	—

Total	¥1,943,776	¥1,753	¥32,612	¥1,405,306	¥21,685	¥2,204

The following table summarizes the notional amounts of the Group’s credit derivative portfolio by type of counterparty at March 31, 2026 and 2025.

	At March 31, 2026		At March 31, 2025
	Protection purchased	Protection sold	Protection purchased	Protection sold

	(In millions)
Banks and broker-dealers	¥2,665,553	¥1,818,997	¥1,943,776	¥1,405,306

Total	¥2,665,553	¥1,818,997	¥1,943,776	¥1,405,306

8	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS
Financial assets at fair value through profit or loss at March 31, 2026 and 2025 consisted of the following:

	At March 31,
	2026	2025

	(In millions)
Debt instruments	¥2,620,759	¥2,820,665
Equity instruments	84,354	82,304

Total financial assets at fair value through profit or loss	¥2,705,113	¥2,902,969

Debt instruments in financial assets at fair value through profit or loss mainly consist of investment
funds. Equity instruments in financial assets at fair value through profit or loss mainly consist of subordinated loans classified as equity instruments and non-trading
stocks held by the venture capital investment subsidiary.

F-5
0

9	INVESTMENT SECURITIES
The following table shows the amount of investment securities, which consist of debt instruments at amortized cost, debt instruments at fair value through other comprehensive income and equity instruments at fair value through other comprehensive income at March 31, 2026 and 2025.

	At March 31,
	2026	2025

	(In millions)
Debt instruments at amortized cost:
Domestic:
Japanese government bonds	¥4,420,130	¥109,550
Japanese municipal bonds	151,898	151,882
Japanese corporate bonds	12,987	12,982

Total domestic	4,585,015	274,414

Foreign:
Bonds issued by governments and official institutions excluding U.S. Treasury and other U.S. government agency bonds	83,011	66,896
Mortgage-backed securities	14,933	13,876
Other debt instruments	80,757	11,811

Total foreign	178,701	92,583

Total debt instruments at amortized cost	¥4,763,716	¥366,997

Debt instruments at fair value through other comprehensive income:
Domestic:
Japanese government bonds	¥5,476,428	¥11,180,546
Japanese municipal bonds	683,035	822,575
Japanese corporate bonds	493,734	645,602
Other debt instruments	522	521

Total domestic	6,653,719	12,649,244

Foreign:
U.S. Treasury and other U.S. government agency bonds	6,809,035	5,539,051
Bonds issued by governments and official institutions excluding U.S. Treasury and other U.S. government agency bonds	5,314,924	4,531,619
Mortgage-backed securities	3,392,908	4,238,051
Other debt instruments	1,098,116	1,050,315

Total foreign	16,614,983	15,359,036

Total debt instruments at fair value through other comprehensive income	¥23,268,702	¥28,008,280

Equity instruments at fair value through other comprehensive income:
Domestic equity instruments	¥3,840,059	¥3,362,996
Foreign equity instruments	1,665,380	1,807,860

Total equity instruments at fair value through other comprehensive income	¥5,505,439	¥5,170,856

Total investment securities	¥33,537,857	¥33,546,133

Designation of equity instruments as at fair value through other comprehensive income
The Group designates equity instruments, which are issued by its customers and not held for trading, as at fair value through other comprehensive income. Those equity instruments are held to establish, maintain, and strengthen business ties with those customers. Equity instruments at fair value through other comprehensive income at March 31, 2026 and 2025 consisted of the following:

	At March 31,
	2026	2025

	(In millions)
Listed	¥4,013,893	¥3,745,559
Unlisted	1,491,546	1,425,297

Total equity instruments at fair value through other comprehensive income	¥5,505,439	¥5,170,856

The investments in the listed equity instruments at fair value through other comprehensive income at March 31, 2026 and 2025 mainly consisted of the following:

	At March 31,
	2026	2025
	(In millions)
TOYOTA MOTOR CORPORATION	¥461,665	¥381,946
Ares Management Corporation	294,031	369,498
Jefferies Financial Group Inc.	242,909	294,857
Fujikura Ltd.	171,854	37,802
SBI Holdings, Inc.	153,846	107,541
The Bank of East Asia, Limited (1)	139,104	—
DAIKIN INDUSTRIES, LTD.	130,795	121,050
ITOCHU Corporation	95,763	69,010
Sumitomo Realty & Development Co., Ltd.	89,351	65,841
MITSUI & CO., LTD.	76,475	53,891
TOYOTA TSUSHO CORPORATION	75,855	31,783
Seven & i Holdings Co., Ltd.	62,644	63,809
KUBOTA CORPORATION	62,045	53,040
East Japan Railway Company	59,552	48,495
DAIWA HOUSE INDUSTRY CO., LTD.	55,485	59,690
Central Japan Railway Company	42,882	29,967
NIPPON STEEL CORPORATION	37,688	41,818
Sumitomo Electric Industries, Ltd.	36,835	10,840
Sanwa Holdings Corporation	35,504	51,752
Shionogi & Co., Ltd.	33,482	21,678
KAJIMA CORPORATION	31,742	20,067
SG HOLDINGS CO., LTD.	30,679	31,042
Makita Corporation	29,449	28,567
Mitsui O.S.K. Lines, Ltd.	29,232	34,241
West Japan Railway Company	28,027	26,132
Murata Manufacturing Co., Ltd.	27,391	18,525
TORAY INDUSTRIES, INC.	26,436	24,406
MINEBEA MITSUMI Inc.	25,917	22,221
DAIFUKU CO., LTD.	24,893	22,293
NIDEC CORPORATION	23,848	30,228
CME Group Inc.	22,284	18,718
Mitsui Fudosan Co., Ltd.	22,110	32,083
GMO Payment Gateway, Inc.	20,523	19,823
The Kansai Electric Power Company, Incorporated	20,133	13,808
Kawasaki Heavy Industries, Ltd.	19,429	11,975
TOYO SUISAN KAISHA, LTD.	19,373	15,488

	At March 31,
	2026	2025
	(In millions)
ASAHI KASEI CORPORATION	17,965	18,223
TOHO GAS CO., LTD.	16,640	13,666
Maruichi Steel Tube Ltd.	15,012	12,980
Marubeni Corporation	14,784	12,523
MEIDENSHA CORPORATION	14,640	8,423
BROTHER INDUSTRIES, LTD.	14,284	14,544
KANEKA CORPORATION	14,084	11,773
YAMAZAKI BAKING CO., LTD.	13,994	11,366
IBIDEN CO., LTD.	13,768	9,208
OASAKA GAS CO., LTD.	13,689	7,257
Sumitomo Metal Mining Co., Ltd.	13,568	6,218
KOITO MANUFACTURING CO., LTD.	13,275	10,001
TBS HOLDINGS, INC.	13,227	15,203
Electric Power Development Co., LTD.	13,024	7,977
BANDAI NAMCO Holdings Inc.	13,001	16,823
BLUE ZONES HOLDINGS CO., LTD. (formerly held as YAOKO CO., LTD.) (2)	12,260	11,877
Rengo Co., LTD.	12,157	7,660
CTBC Financial Holding Co., Ltd.	12,027	8,335
Sotetsu Holdings, Inc.	11,985	8,963
Chubu Electric Power Company, Incorporated	11,576	10,914
FUJIFILM Holdings Corporation	1,047	12,036
Sekisui House, Ltd.	965	15,330
Japan Exchange Group, Inc.	350	36,066
Others	977,340	1,174,268

Total listed equity instruments at fair value through other comprehensive income	¥4,013,893	¥3,745,559

(1)
Following the sale of a portion of its shares during the fiscal year ended March 31, 2026, The Bank of East Asia, Limited ceased to be an equity-method associate. The Group’s remaining investment is measured at fair value through other comprehensive income.

(2)
BLUE ZONES HOLDINGS CO., LTD. was established as the wholly owning parent company of YAOKO CO., LTD. through a sole share transfer on October 1, 2025. The Group’s investment in YAOKO CO., LTD. was replaced by shares of BLUE ZONES HOLDINGS CO., LTD.

Disposal of equity instruments at fair value through other comprehensive income
The Group sold equity instruments measured at fair value through other comprehensive income mainly in order to mitigate the impact of share price fluctuations on the Group’s financial base. The fair value of the equity instruments measured at fair value through other comprehensive income at the date of derecognition and the cumulative gain on disposal for the fiscal years ended March 31, 2026 and 2025 were as follows:

	For the fiscal year ended March 31,
	2026	2025
	(In millions)
Fair value of the equity instruments at fair value through other comprehensive income at the date of derecognition	¥619,772	¥667,657
Cumulative gain on disposal	482,553	490,955

The Group transferred the cumulative gain or loss related to the equity instruments that were derecognized or whose significant fair value decline reduced income tax expense for the current reporting period from “Other reserves” to “Retained earnings.” The transferred amounts were ¥330,163 million and ¥338,766 million for the fiscal years ended March 31, 2026 and 2025, respectively.

10	LOANS AND ADVANCES
The following tables present loans and advances at March 31, 2026 and 2025.

	At March 31, 2026
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Total
	(In millions)
Loans and advances at amortized cost:
Gross loans and advances	¥128,322,741	¥2,450,344	¥ 1,583,138	¥132,356,223

Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net				(603,143)
Less: Allowance for loan losses	(295,235)	(194,947)	(746,657)	(1,236,839)

Carrying amount				¥130,516,241

	At March 31, 2025
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Total
	(In millions)
Loans and advances at amortized cost:
Gross loans and advances	¥122,484,011	¥3,049,451	¥1,290,812	¥126,824,274

Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net				(530,933)

Less: Allowance for loan losses	(295,352)	(251,680)	(555,490)	(1,102,522)

Carrying amount				¥125,190,819

For additional information on loans and advances and allowance for
loan losses at March 31, 2026 and 2025, refer to Note 47 “Financial Risk Management.”

F-5
4

11	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES
The following table presents the Group’s principal associates and joint venture at March 31, 2026. Investments in associates and joint ventures of the Group are accounted for using the equity method unless they are held for sale.

Company Name	Country of Incorporation	Proportion of Ownership Interest (1)	Proportion of Voting Rights (1)	Main Business
		(%)	(%)
Principal Associates
PayPay Bank Corporation	Japan	21.5	21.5	Internet banking
YES BANK LIMITED	India	24.9	24.9	Commercial banking
ACLEDA Bank Plc.	Cambodia	18.0	18.0	Commercial banking
Vietnam Prosperity Joint-Stock Commercial Bank	Vietnam	15.0	15.0	Commercial banking
Rizal Commercial Banking Corporation	Philippines	24.4	24.4	Commercial banking
Sumitomo Mitsui Auto Service Company, Limited	Japan	26.1	26.1	Leasing
SMBC Aviation Capital Limited	Ireland	32.0	32.0	Leasing
POCKET CARD CO., LTD.	Japan	20.0	20.0	Credit card
VPBank SMBC Finance Company Limited	Vietnam	49.0	49.0	Consumer lending
SAKURA KCS Corporation	Japan	29.7	29.7	System engineering and data processing
JSOL Corporation	Japan	50.0	50.0	System development and data processing
Sakura Information Systems Co., Ltd.	Japan	49.0	49.0	System engineering and data processing
China Post & Capital Fund Management Co., Ltd.	China	23.6	23.6	Investment management, and investment advisory and agency
Principal Joint Venture
Sumitomo Mitsui Finance and Leasing Company, Limited	Japan	50.0	50.0	Leasing

(1)	Percentages of proportion of ownership interest and proportion of voting rights have been truncated.
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

F-5
5

The Group has interests in a number of associates and joint ventures, none of which are regarded as individually material. The following table summarizes, in aggregate, the financial information of all individually immaterial associates and joint ventures that are accounted for using the equity method:

	At and for the fiscal year ended March 31,
	2026	2025
	(In millions)
Carrying amount of investments in associates and joint ventures	¥1,913,920	¥1,588,820
Share of:
Profit from continuing operations	132,296	142,678
Other comprehensive income	23,182	39,897
Total comprehensive income	155,478	182,575
There are no significant restrictions on the ability of associates or joint ventures to transfer funds to the Group in the form of cash dividends, repayment of loans and advances.

12	PROPERTY, PLANT AND EQUIPMENT
The table below shows the changes in property, plant and equipment for the fiscal years ended March 31, 2026 and 2025.

	Land	Buildings	Right of use assets	Others	Total
	(In millions)
Cost	¥484,383	¥831,805	¥663,825	¥479,797	¥2,459,810
Accumulated depreciation and impairment losses	(9,087)	(496,625)	(266,079)	(340,926)	(1,112,717)

Net carrying amount at April 1, 2024	475,296	335,180	397,746	138,871	1,347,093

Additions	1,856	25,813	64,596	74,568	166,833
Acquisition of subsidiaries and businesses	—	—	—	—	—
Disposals	(8,037)	(3,435)	(4,097)	(3,275)	(18,844)
Depreciation	—	(23,023)	(87,449)	(28,401)	(138,873)
Impairment losses	(506)	(3,277)	(92)	(1,586)	(5,461)
Exchange differences	(612)	(275)	(1,536)	21	(2,402)
Others	322	4,198	(2,599)	(31,265)	(29,344)

Net carrying amount	468,319	335,181	366,569	148,933	1,319,002

Cost	475,388	833,636	639,685	495,240	2,443,949
Accumulated depreciation and impairment losses	(7,069)	(498,455)	(273,116)	(346,307)	(1,124,947)

Net carrying amount at March 31, 2025	468,319	335,181	366,569	148,933	1,319,002

Additions	10,002	35,244	68,807	129,057	243,110
Acquisition of subsidiaries and businesses	—	1	—	197	198
Disposals	(8,970)	(1,637)	(6,800)	(2,265)	(19,672)
Depreciation	—	(22,975)	(86,766)	(29,424)	(139,165)
Impairment losses	(769)	(2,470)	—	(576)	(3,815)
Exchange differences	454	1,534	7,191	5,430	14,609
Others	942	8,686	2,612	(55,937)	(43,697)

Net carrying amount	469,978	353,564	351,613	195,415	1,370,570

	Land	Buildings	Right of use assets	Others	Total
	(In millions)
Cost	476,702	864,899	667,204	546,212	2,555,017
Accumulated depreciation and impairment losses	(6,724)	(511,335)	(315,591)	(350,797)	(1,184,447)

Net carrying amount at March 31, 2026	¥469,978	¥353,564	¥351,613	¥195,415	¥1,370,570

The impairment losses on property, plant and equipment are included in “Other expenses” in the consolidated income statements.
The Group had ¥149,009 million and ¥9,191 million of contractual commitments to acquire property, plant and equipment at March 31, 2026 and 2025, respectively.

13	LEASES
As Lessee
The Group leases land and buildings, office equipment, and other tangible and intangible assets from third parties under lease contracts.
Right of use assets
The carrying amount of right of use assets at March 31, 2026 and 2025 consisted of the following:

	Net carrying amount		Depreciation
	At March 31,		For the fiscal year ended March 31,
	2026	2025	2026	2025
	(In millions)
Land and buildings	¥313,222	¥335,499	¥71,912	¥73,160
Others (1)	49,425	49,336	19,286	23,942

Total	¥362,647	¥384,835	¥91,198	¥97,102

(1)	Others include mainly office equipment, IT systems and vehicles.
The additions of right of use assets for the fiscal years ended March 31, 2026 and 2025 were ¥69,592 million and ¥73,126 million, respectively. The Group leases mainly land and buildings for its head offices and branches.
Lease liabilities
The maturity analysis of lease liabilities at March 31, 2026 and 2025 were as follows:

	At March 31, 2026	At March 31, 2025
	(In millions)
Not later than one year	¥80,220	¥81,548
Later than one year and not later than five years	184,098	187,124
Later than five years	137,378	157,415

Total	401,696	426,087
Less: Future interest charges	(29,761)	(32,297)

Lease liabilities (1)	¥371,935	¥393,790

F-5
7

(1)	Lease liabilities is included in “Borrowings” in the consolidated statements of financial position. Refer to Note 19 “Borrowings.”
For the fiscal years ended March 31, 2026 and 2025, ¥6,548 million and ¥6,836 million were recognized as interests on lease liabilities, respectively and ¥95,342 million and ¥103,580 million were recognized as total cash outflow for leases, respectively.
As Lessor
The Group leases assets to third parties under finance leases or operating leases, including machinery, equipment, aircraft, vessels and property.
Finance lease receivable
The maturity analysis of the lease payments receivable, showing the undiscounted lease payments to be received at March 31, 2026 and 2025 were as follows:

	At March 31, 2026
	Undiscounted lease payments	Unearned finance income	Discounted lease payments (1)	Unguaranteed residual values (1)
	(In millions)
Not later than one year	¥63,356	¥12,576	¥50,780	¥288
Later than one year and not later than two years	70,863	8,757	62,106	1,763
Later than two years and not later than three years	31,391	7,393	23,998	3,158
Later than three years and not later than four years	45,514	5,233	40,281	5,649
Later than four years and not later than five years	9,780	4,020	5,760	—
Later than five years	114,264	37,579	76,685	4,075

Total	¥335,168	¥75,558	¥259,610	¥14,933

	At March 31, 2025
	Undiscounted lease payments	Unearned finance income	Discounted lease payments (1)	Unguaranteed residual values (1)
	(In millions)
Not later than one year	¥107,149	¥16,623	¥90,526	¥5,919
Later than one year and not later than two years	34,536	7,615	26,921	620
Later than two years and not later than three years	50,980	8,324	42,656	1,744
Later than three years and not later than four years	13,410	5,426	7,984	4,845
Later than four years and not later than five years	53,161	6,115	47,046	4,615
Later than five years	125,863	37,738	88,125	475

Total	¥385,099	¥81,841	¥303,258	¥18,218

(1)	Discounted lease payments and unguaranteed residual values are included in “Loans and advances” in the consolidated statements of financial position.
Accumulated allowance for net investment in the lease amounting to ¥670 million and ¥795 million were measured under IFRS 9 at March 31, 2026 and 2025, respectively. For the fiscal years ended March 31, 2026 and 2025, ¥12,114 million and ¥13,602 million were recognized as finance income on net investment in the lease, respectively.

F-5
8

Operating lease receivable
The total amounts of the future minimum lease payments receivable under non-cancellable
operating leases at March 31, 2026 and 2025 were as follows:

	At March 31, 2026	At March 31, 2025
	(In millions)
Not later than one year	¥211	¥206
Later than one year and not later than two years	208	208
Later than two years and not later than three years	208	206
Later than three years and not later than four years	67	207
Later than four years and not later than five years	—	67
Later than five years	—	—

Total	¥694	¥894

For the fiscal years ended March 31, 2026 and 2025, ¥214 million and ¥215 million were recognized as income from operating leases, respectively.

14	INTANGIBLE ASSETS
Goodwill
The table below shows the changes in goodwill by business segment for the fiscal years ended March 31, 2026 and 2025.

	Retail Business Unit	Global Business Unit	Head office account and others	Total
	(In millions)
Gross amount of goodwill (1)	¥61,952	¥229,934	¥55,076	¥346,962
Accumulated impairment losses (1)	—	—	(42,398)	(42,398)

Net carrying amount at April 1, 2024	61,952	229,934	12,678	304,564

Impairment losses	(5,000)	(3,032)	—	(8,032)
Exchange differences	—	(7,884)	—	(7,884)
Other	—	(1,134)	—	(1,134)

Net carrying amount	56,952	217,884	12,678	287,514
Gross amount of goodwill (1)	56,952	220,916	55,076	332,944
Accumulated impairment losses (1)	—	(3,032)	(42,398)	(45,430)

Net carrying amount at March 31, 2025	56,952	217,884	12,678	287,514

Acquisitions (2)	43,898	—	—	43,898
Exchange differences	—	(6,321)	—	(6,321)

Net carrying amount	100,850	211,563	12,678	325,091
Gross amount of goodwill (1)	100,850	214,595	55,076	370,521
Accumulated impairment losses (1)	—	(3,032)	(42,398)	(45,430)

Net carrying amount at March 31, 2026	¥100,850	¥211,563	¥12,678	¥325,091

(1)	The goodwill where all amounts have been impaired is excluded from the gross amount of goodwill and accumulated impairment losses.
(2)
The Group recognized goodwill of ¥43,898
million in the Retail Business Unit on March 31, 2026, resulting from the acquisition of CCC MK HOLDINGS Co., Ltd., which changes its corporate name to V POINT MARKETING Co., Ltd. on April 1, 2026.

The Group has four main business segments: the Wholesale Business Unit, the Retail Business Unit, the Global Business Unit and the Global Markets Business Unit, with the remaining operations recorded in the Head office account and others.

F-
59

Impairment testing of goodwill
Allocating goodwill to cash-generating units
For the purpose of impairment testing, goodwill is allocated to cash-generating units or group of cash-generating units, which represent the lowest level within the entity at which goodwill is monitored for internal purposes.
At March 31, 2026, the Group allocated goodwill to the Retail Business Unit of SMBC Consumer Finance Co., Ltd. (“SMBC Consumer Finance”) and
CCC MK HOLDINGS
Co., Ltd. to
¥56,692
million and
¥43,898
million, respectively, to the Global Business Unit of SMFG India Credit Company Limited amounting to
¥196,311
million and to the Head office account and others of Sumitomo Mitsui DS Asset Management Company, Limited (“SMDAM”) amounting to ¥12,678 million.
At March 31, 2025, the Group allocated goodwill to the Retail Business Unit of SMBC Consumer Finance amounting to ¥
56,692
 million, to the Global Business Unit of SMFG India Credit Company Limited amounting to ¥
203,281
 million and to the Head office account and others of SMDAM amounting to ¥
12,678
 million.
The aggregate amounts of other goodwill were ¥15,512 million and ¥14,863 million at March 31, 2026 and 2025, respectively, and they were not considered individually significant.
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

F-6
0

Key assumptions used in impairment testing
The key assumptions used for the value in use calculations for the fiscal years ended March 31, 2026 and 2025 were as follows:

	SMBC Consumer Finance	SMDAM	SMFG India Credit Company Limited	CCC MK HOLDINGS Co., Ltd.
For the fiscal year ended March 31, 2026:
Pre-tax discount rate	12.34%	11.90%	16.80%	11.23%
Growth rate	1.00%	2.00%	8.00%	2.00%
For the fiscal year ended March 31, 2025:
Pre-tax discount rate	10.12%	12.30%	16.90%	—%
Growth rate	1.00%	2.00%	8.00%	—%
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
Management believes that there were no reasonably possible changes in any of the key assumptions that would lead to the recoverable amounts of the cash-generating units being below these carrying amounts for the fiscal years ended March 31, 2026 and 2025.

F-6
1

Other Intangible Assets
The table below shows the changes in other intangible assets for the fiscal years ended March 31, 2026 and 2025.

	Internally generated software	Purchased software	Contractual customer relationships	Trademarks	Other intangibles	Total
	(In millions)
Cost	¥967,957	¥659,496	¥177,361	¥41,828	¥108,611	¥1,955,253
Accumulated amortization and impairment losses	(557,306)	(446,880)	(143,014)	(41,828)	(45,241)	(1,234,269)

Net carrying amount at April 1, 2024	410,651	212,616	34,347	—	63,370	720,984

Additions	176,356	77,450	—	—	11,169	264,975
Acquisition of subsidiaries and businesses	—	—	—	—	—	—
Disposals	(401)	(1,752)	—	—	(2)	(2,155)
Amortization	(106,173)	(64,853)	(10,462)	(541)	(16,001)	(198,030)
Impairment losses	(250)	(1,239)	—	—	(62)	(1,551)
Exchange differences	(72)	(1,071)	(761)	(162)	(787)	(2,853)
Others	9,580	20,907	580	3,088	(11,845)	22,310

Net carrying amount	489,691	242,058	23,704	2,385	45,842	803,680

Cost	1,078,808	664,363	80,541	44,754	182,864	2,051,330
Accumulated amortization and impairment losses	(589,117)	(422,305)	(56,837)	(42,369)	(137,022)	(1,247,650)

Net carrying amount at March 31, 2025	489,691	242,058	23,704	2,385	45,842	803,680

Additions	242,226	86,490	—	—	2,485	331,201
Acquisition of subsidiaries and businesses	—	3,218	—	—	632	3,850
Disposals	(72,891)	(1,496)	—	—	(3,711)	(78,098)
Amortization	(112,194)	(72,930)	(5,439)	(547)	(9,163)	(200,273)
Impairment losses	(1,247)	(1,141)	—	—	(1)	(2,389)
Exchange differences	1,426	4,484	335	88	496	6,829
Others	847	53,607	—	—	(1,885)	52,569

Net carrying amount	547,858	314,290	18,600	1,926	34,695	917,369

Cost	982,259	662,508	81,007	44,884	92,725	1,863,383
Accumulated amortization and impairment losses	(434,401)	(348,218)	(62,407)	(42,958)	(58,030)	(946,014)

Net carrying amount at March 31, 2026	¥547,858	¥314,290	¥18,600	¥1,926	¥34,695	¥917,369

The impairment losses on other intangible assets are included in “Other expenses” and the amortization expenses of other intangible assets are included in “General and administrative expenses” in the consolidated income statements.
The Group had ¥1,474 million and ¥179 million of contractual commitments to acquire
intangible assets at March 31, 2026 and 2025, respectively.

F-6
2

15	OTHER ASSETS
Other assets at March 31, 2026 and 2025 consisted of the following:

	At March 31,
	2026	2025
	(In millions)
Prepaid expenses	¥186,383	¥157,925
Accrued income	922,193	877,090
Receivables from brokers, dealers and customers for securities transactions	6,811,641	3,290,628
Cash collateral provided for derivative and other financial transactions	2,348,950	1,856,606
Retirement benefit assets	629,301	513,068
Security deposits	77,916	80,575
Assets held for sale (1)	728,576	—
Others	1,360,977	1,208,080

Total other assets	¥13,065,937	¥7,983,972

(1)	The assets related to SMBC MANUBANK’s commercial banking business and certain other loans were classified as held for sale during the fiscal year ended March 31, 2026.

16	DEPOSITS
Deposits at March 31, 2026 and 2025 consisted of the following:

	At March 31,
	2026	2025
	(In millions)
Non-interest-bearing demand deposits	¥31,406,231	¥32,935,364
Interest-bearing demand deposits	83,600,262	80,370,602
Deposits at notice	17,580,666	14,655,807
Time deposits	42,142,744	34,482,582
Negotiable certificates of deposit	15,667,132	17,175,392
Others (1)	11,533,392	10,402,995

Total deposits	¥201,930,427	¥190,022,742

(1)	Others include, among other items, foreign currency deposits in domestic offices and Japanese yen accounts held by foreign depositors in domestic offices.

17	TRADING LIABILITIES
Trading liabilities at March 31, 2026 and 2025 consisted of the following:

	At March 31,
	2026	2025
	(In millions)
Debt instruments “short position”	¥4,102,347	¥4,489,159
Equity instruments “short position”	28,244	349,280

Total trading liabilities	¥4,130,591	¥4,838,439

Trading liabilities include the instruments classified as held for trading. Trading debt instruments mainly consist of Japanese government bonds. Trading equity instruments mainly consist of publicly traded stocks.

F-6
3

18	FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS
Financial liabilities designated at fair value through profit or loss at March 31, 2026 and 2025 consisted of the following:

	At March 31,
	2026	2025
	(In millions)
Borrowings	¥343,669	¥311,137
Debt securities in issue	317,755	286,709

Total financial liabilities designated at fair value through profit or loss	¥661,424	¥597,846

The Group applies the fair value option to certain financial liabilities which
were issued by the Group’s securities subsidiary. As part of risk management, the Group enters into derivative transactions to offset the profit or loss of financial liabilities containing embedded derivatives, designated at fair value through profit or loss under the fair value option. The carrying amounts of those financial liabilities at March 31, 2026 and 2025 were ¥73,067 million less and ¥45,764 million less than the contractual amounts required to be paid at maturity, respectively. The cumulative profits arising from changes in own credit risk of those financial liabilities were increased by ¥635 million from ¥11,206 million at March 31, 2025 to ¥11,841 million at March 31, 2026.

19	BORROWINGS
Borrowings at March 31, 2026 and 2025 consisted of the following:

	At March 31,
	2026	2025
	(In millions)
Unsubordinated borrowings	¥8,972,906	¥11,043,243
Subordinated borrowings	98,556	130,971
Liabilities associated with securitization transactions	1,108,260	1,129,695
Lease liabilities	371,935	393,790

Total borrowings	¥10,551,657	¥12,697,699

F-6
4

20	DEBT SECURITIES IN ISSUE
Debt securities in issue at March 31, 2026 and 2025 consisted of the following:

		At March 31,
	Interest rate	2026	2025
		(In millions)
SMFG:
Unsubordinated bonds:
Unsubordinated bonds, payable in United States dollars, due 2025-2052	0.95%-6.71%	¥8,015,219	¥7,204,601
Unsubordinated bonds, payable in euros, due 2026-2035	0.30%-4.49%	1,189,176	799,166
Unsubordinated bonds, payable in Japanese yen, due 2026-2035	0.55%-2.15%	240,402	260,000
Unsubordinated bonds, payable in Australian dollars, due 2026-2028	3.40%-4.13%	61,456	52,553
Unsubordinated bonds, payable in Hong Kong dollars, due 2028	3.54%	6,059	5,589
Subordinated bonds:
Subordinated bonds, payable in Japanese yen, due 2025-2035	0.47%-2.35%	752,730	701,064
Subordinated bonds, payable in United States dollars, due 2029-2045	2.14%-6.18%	869,239	493,492

Total SMFG		11,134,281	9,516,465

SMBC:
Commercial paper	1.96%-4.91%	2,237,882	1,819,529
Unsubordinated bonds:
Unsubordinated bonds, payable in United States dollars, due 2025-2045	3.30%-6.90%	378,138	281,872
Unsubordinated bonds, payable in Australian dollars, due 2026-2027	4.77%-4.80%	12,030	5,838
Unsubordinated bonds, payable in Hong Kong dollars, due 2025-2028	2.90%-4.16%	8,159	21,667
Subordinated bonds:
Subordinated bonds, payable in Japanese yen, due 2026	2.17%-2.21%	59,999	59,998

Total SMBC		2,696,208	2,188,904

Other subsidiaries:
Commercial paper	0.30%-7.97%	1,913,474	1,751,568
Unsubordinated bonds:
Unsubordinated bonds, payable in Japanese yen, due 2025-2050	0.01%-7.20%	69,764	84,114
Unsubordinated bonds, payable in United States dollars, due 2025-2037	0.01%-4.02%	6,700	8,606
Unsubordinated bonds, payable in euros, due 2025-2031	0.01%-3.60%	476,416	566,906
Unsubordinated bonds, payable in Indonesian rupiah, due 2025-2030	6.10%-7.45%	63,884	33,651
Unsubordinated bonds, payable in Australian dollars, due 2027-2028	0.01%-0.75%	183	250
Unsubordinated bonds, payable in Indian rupee, due 2025-2035	7.14%-9.50%	195,513	216,951
Subordinated bonds:
Subordinated bonds, payable in Japanese yen, due 2028	4.00%-4.15%	20,000	20,000

Total other subsidiaries		2,745,934	2,682,046

Total debt securities in issue		¥16,576,423	¥14,387,415

F-6
5

Interest rates represent the contractual interest rates that were applied at March 31, 2026 and 2025, and thus do not represent the actual effective interest rates.
The following table presents the movement in Subordinated bonds for the fiscal years ended March 31, 2026 and 2025.

	For the fiscal year ended March 31,
	2026	2025
	(In millions)
Subordinated bonds at beginning of period (1)	¥1,274,554	¥1,444,192
Cash flows:
Proceeds from issuance of subordinated bonds	513,967	252,506
Redemption of subordinated bonds	(123,000)	(439,941)
Non-cash changes:
Foreign exchange translations	59,371	(5,117)
Others	(22,924)	22,914

Subordinated bonds at end of period (1)	¥1,701,968	¥1,274,554

(1)	The balances are comprised of subordinated bonds issued by SMFG, SMBC and other subsidiaries.

21	PROVISIONS
The following table presents movements by class of provisions for the fiscal years ended March 31, 2026 and 2025.

	Provision for interest repayment	Other provisions	Total
	(In millions)
Balance at April 1, 2024	¥120,864	¥110,455	¥231,319
Additional provisions	112,407	24,086	136,493
Amounts used	(21,320)	(5,572)	(26,892)
Unused amounts reversed	—	(5,315)	(5,315)
Amortization of discount and effect of change in discount rate	(2,292)	144	(2,148)
Others	—	(156)	(156)

Balance at March 31, 2025	209,659	123,642	333,301

Additional provisions	—	66,063	66,063
Amounts used	(15,384)	(6,843)	(22,227)
Unused amounts reversed	—	(5,456)	(5,456)
Amortization of discount and effect of change in discount rate	(16,855)	161	(16,694)
Others	—	76	76

Balance at March 31, 2026	¥177,420	¥177,643	¥355,063

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

F-6
6

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
and gray zone interest was abolished.
The provision for interest repayment is calculated by estimating the future claims for refunds of gray zone interest, taking into account historical experience such as the number of customer claims for refunds, the amount of repayments and the characteristics of customers, and the length of the period during which claims are expected to be received in the future. The timing of the settlement of these claims is uncertain.
The decrease in the provision for interest repayment for the fiscal year ended March 31, 2026 was due to the effect of change in discount rate during the year, as well as the use of the provision.
Other Provisions
Other provisions include asset retirement obligations and provisions for loan commitments, reimbursement of deposits, point programs and litigation claims. Most of these provisions occurred in the normal course of business and none of them were individually significant at March 31, 2026 and 2025.

22	OTHER LIABILITIES
Other liabilities at March 31, 2026 and 2025 consisted of the following:

	At March 31,
	2026	2025
	(In millions)
Accrued expenses	¥1,049,758	¥864,903
Unearned income	80,853	72,566
Financial guarantees and other credit-related contingent liabilities	53,954	55,094
Due to trust account	956,170	1,041,661
Payables to brokers, dealers and customers for securities transactions	7,872,849	3,089,000
Payables related to credit card services	1,560,347	1,439,564
Obligations from factoring transactions	189,179	233,589
Retirement benefit liabilities	35,829	34,996
Guarantee deposits and derivative cash collateral received	2,038,668	1,326,187
Liabilities directly associated with the assets held for sale (1)	422,621	—
Others	2,507,156	2,663,881

Total other liabilities	¥16,767,384	¥10,821,441

(1)	The liabilities related to SMBC MANUBANK’s commercial banking business were classified as held for sale during the fiscal year ended March 31, 2026.

F-6
7

23	DEFERRED INCOME TAX
The changes of net deferred tax assets and liabilities for the fiscal years ended March 31, 2026 and 2025 were as follows:

	For the fiscal year ended March 31,
	2026	2025
	(In millions)
At beginning of period	¥(202,591)	¥(622,259)
Deferred tax benefit	152,515	310,959
Deferred tax relating to other comprehensive income:
Remeasurements of defined benefit plans reserve	(30,563)	8,168
Financial instruments at fair value through other comprehensive income reserve	(121,432)	103,410
Own credit on financial liabilities designated at fair value through profit or loss reserve	(200)	(3,013)
Exchange differences on translating foreign operations reserve	—	(20)
Acquisition and disposal of subsidiaries and businesses	524	(314)
Exchange differences and others	(1,650)	478

At end of period	¥(203,397)	¥(202,591)

The deferred tax assets and liabilities at March 31, 2026 and 2025 were attributable to the following items:

	At March 31,
	2026	2025
	(In millions)
Deferred tax assets:
Loans and advances	¥618,620	¥541,431
Derivative financial instruments	161,079	48,391
Lease liabilities	96,254	103,033
Provision for interest repayment	55,923	58,601
Retirement benefits	8,547	8,743
Investment securities	6,697	2,888
Tax losses carried forward	4,612	4,368
Other deductible temporary differences	281,664	235,494

Total deferred tax assets	1,233,396	1,002,949

Deferred tax liabilities:
Investment securities	1,006,725	845,837
Right of use assets	95,719	102,853
Retirement benefits	85,974	75,700
Goodwill and intangible assets	9,264	11,904
Lease transactions	3,864	5,560
Property, plant and equipment	2,377	2,998
Other taxable temporary differences	232,870	160,688

Total deferred tax liabilities	1,436,793	1,205,540

Net deferred tax liabilities (1)	¥(203,397)	¥(202,591)

(1)
Deferred tax assets and deferred tax liabilities are offset in the consolidated statements of financial position if the entity has a legally enforceable right to set off current tax assets against current tax liabilities, and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on the same taxable entity.

F-6
8

On March 31, 2025, the Government of Japan promulgated the Act for Partial Amendment of the Income Tax Act and Other Acts. This law imposes a 4
% corporation surtax for fiscal years beginning on or after April 1, 2026 to fund the costs for the national defense. As a result, the effective statutory tax rate of the Company which was
 30.62
% during the fiscal year beginning April 1, 2025 was expected to be
31.52% for the fiscal year beginning April 1, 2026. The Group measured deferred tax assets and liabilities at the rates that were expected to apply to the period when the assets are realized or the liabilities are settled.
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
The following table shows the amounts of deductible temporary differences and tax losses carried forward by expiration date at March 31, 2026 and 2025 for which no deferred tax assets were recognized.

	At March 31,
	2026	2025
	(In millions)
Deductible temporary differences	¥27,650	¥313,645
Tax losses carried forward which will expire in 1 year	34,664	14,653
2 years	1,073	34,369
3 years	113,237	2,540
4 years	29,676	114,096
5 years	24,742	46,323
6 years	28,238	40,580
7 years	34,365	40,090
8 years	43,150	34,383
9 years	57,614	43,006
10 years and thereafter	85,693	71,371

Total deductible temporary differences and tax losses carried forward (1)	¥480,102	¥755,056

(1)
Under the group aggregation system, the Company and its wholly-owned domestic subsidiaries recognized deferred tax assets relating to deductible temporary differences and tax losses carried forward on a consolidated basis for Japanese national corporation tax purposes and on a stand-alone basis for Japanese local corporation tax purposes. There are deductible temporary differences and tax losses carried forward on which deferred tax assets are recognized for Japanese national corporation tax purposes, but on which no deferred tax assets are recognized for Japanese local corporation tax purposes. These deductible temporary differences and tax losses carried forward amounted to ¥12,581 million and ¥304,322 million at March 31, 2026 and 2025, respectively.

F-
69

In

addition to the above table, the Group does not recognize deferred tax assets for deductible temporary differences related to investments in subsidiaries, associates and joint ventures where the Company has no intention to reverse these differences in the foreseeable future. The amount of those deductible temporary differences was ¥

 billion and ¥

 billion at March 31, 2026 and 2025, respectively.
At March 31, 2026 and 2025, the taxable temporary differences associated with investments in subsidiaries, associates and joint ventures for which deferred tax liabilities had not been recognized amounted to ¥7,378 billion and ¥5,826 billion, respectively. The Company can control the timing of reversal of the temporary differences and it is probable that they will not be reversed in the foreseeable future.
Deferred tax benefit and expense for the fiscal years ended March 31, 2026 and 2025 were attributable to the following temporary differences and tax losses carried forward:

	For the fiscal year ended March 31,
	2026	2025
	(In millions)
Derivative financial instruments	¥115,321	¥142,796
Loans and advances	62,423	64,071
Investment securities	(31,809)	46,020
Retirement benefits	20,125	6,560
Right of use assets	8,662	5,253
Lease liabilities	(8,420)	(4,899)
Provision for interest repayment	(2,678)	24,415
Goodwill and intangible assets	2,639	6,690
Lease transactions	1,981	804
Property, plant and equipment	645	1,027
Tax losses carried forward	(261)	(10,807)
Other temporary differences—net	(16,113)	29,029

Total deferred tax benefit	¥152,515	¥310,959

24	RETIREMENT BENEFITS
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

F-7
0

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
The following tables provide detailed information for the defined benefit pla
ns.

The amounts of the retirement benefit liabilities and the retirement benefit assets recognized in the consolidated statements of financial position at March 31, 2026 and 2025 were determined as follows:

	At March 31,
	2026	2025
	(In millions)
Present value of unfunded obligations	¥(24,054)	¥(25,972)
Present value of funded obligations	(757,430)	(857,083)
Fair value of plan assets	2,034,686	1,804,994

Net retirement benefit assets (liabilities) before the asset ceiling	¥1,253,202	¥921,939

Effect of the asset ceiling	659,730	443,867

Net retirement benefit assets (liabilities)	¥593,472	¥478,072

Of which retirement benefit liabilities included in “Other liabilities”	¥(35,829)	¥(34,996)
Of which retirement benefit assets included in “Other assets”	¥629,301	¥513,068
The movements in the defined benefit obligations for the fiscal years ended March 31, 2026 and 2025 were as follows:

	For the fiscal year ended March 31,
	2026	2025
	(In millions)
At beginning of period	¥883,055	¥986,810
Current service cost	21,924	25,597
Interest cost	20,286	15,154
Actuarial losses (gains)—demographic assumptions	567	(4,170)
Actuarial losses (gains)—financial assumptions	(81,664)	(80,455)
Actuarial losses (gains)—experience	(3,837)	447
Benefits paid	(45,227)	(43,583)
Lump-sum payments	(15,623)	(16,094)
Past service cost	462	—
Others	1,541	(651)

At end of period	¥781,484	¥883,055

The movements in the fair value of plan assets for the fiscal years ended March 31, 2026 and 2025 were as follows:

	For the fiscal year ended March 31,
	2026	2025
	(In millions)
At beginning of period	¥1,804,994	¥1,820,599
Interest income	41,293	27,406
Return on plan assets excluding interest income	217,483	(13,129)
Contributions by employer	13,384	13,979
Benefits paid	(45,227)	(43,583)
Others	2,759	(278)

At end of period	¥2,034,686	¥1,804,994

F-7
2

The movements in the effect of the asset ceiling for the fiscal years ended March 31, 2026 and 2025 were as follows:

	For the fiscal year ended March 31,
	2026	2025
	(In millions)
At beginning of period	¥443,867	¥330,739
Interest cost	9,943	4,896
Change in the asset ceiling	205,920	108,232

At end of period	¥659,730	¥443,867

The amounts recognized in “General and administrative expenses” in the consolidated income statements for the fiscal years ended March 31, 2026, 2025 and 2024 were as follows:

	For the fiscal year ended March 31,
	2026	2025	2024
	(In millions)
Current service cost	¥21,924	¥25,597	¥26,431
Net interest cost	(11,064)	(7,356)	(6,213)
Past service cost	462	—	(20)

Total	¥11,322	¥18,241	¥20,198

The plan assets at March 31, 2026 and 2025 were composed as follows:

	At March 31,
	2026			2025
	Quoted in active markets	Other	Total	Quoted in active markets	Other	Total
	(In millions)
Plan assets retained in the pension funds:
Equity instruments	¥155,581	¥88,434	¥244,015	¥160,285	¥118,407	¥278,692
Debt instruments	5,377	210,267	215,644	8,955	204,352	213,307
General account of life insurance companies	138	22,577	22,715	160	22,195	22,355
Other investments and short-term assets	49,947	811,018	860,965	48,128	657,649	705,777
Plan assets retained in the retirement benefit trusts:
Equity instruments	541,865	4,025	545,890	546,424	3,162	549,586
Other short-term assets	135,429	10,028	145,457	24,827	10,450	35,277

Total	¥888,337	¥1,146,349	¥2,034,686	¥788,779	¥1,016,215	¥1,804,994

The assets in the pension funds included common stocks issued by the Group at March 31, 2026 and 2025. The amounts of these stocks were not significant.
The assets in retirement benefit trusts were primarily composed of Japanese equity instruments. Most of the plan assets held by the Group are invested in Japanese equity and debt instruments. Accordingly, the Group may be exposed to market risk arising from the domestic markets.

The
Group
retained the voting rights of some of these equity instruments with fair values of ¥
534,202
 million and ¥
539,742
 million (
26.3
% and
29.9
% of the total fair values of plan assets) at March 31, 2026 and 2025, respectively.
The principal actuarial assumptions used at March 31, 2026, 2025 and 2024 were as follows:

	At March 31,
	2026	2025	2024
Discount rates	3.2%	2.2%	1.5%
Discount rates are weighted on the basis of the defined benefit obligations.
The assumptions for future mortality are based on the official mortality table generally used for actuarial assumptions in Japan. The current average remaining life expectancy of an individual retiring at age 60 was 24 years for males and 29 years for females under the mortality table used at March 31, 2026, 2025 and 2024.
The sensitivity analyses of the eff
e
ct of changes in key assumptions on the defined benefit obligations at March 31, 2026 and 2025 were as follows:

	At March 31,
	2026	2025
	Increase/(decrease)	Increase/(decrease)
	(In millions)
Discount rates:
Increase by 50 bps	¥(32,112)	¥(40,637)
Decrease by 50 bps	35,458	45,208
Average life expectancy at age 60:
Increase of one year	¥18,325	¥23,391
Each increase and decrease in the table above assumes that only one assumption is changed, with all other assumptions remaining unchanged. In practice, however, changes in multiple assumptions may occur in a mutually interrelated manner.
The weighted average durations of defined benefit plans for the fiscal years ended March 31, 2026, 2025 and 2024 were as follows:

	At March 31,
	2026	2025	2024
	(Years)
Lump-sum severance indemnity plans	10.6	11.2	12.0
Defined benefit pension plans	14.2	15.4	16.4
Funding policy for plan assets
The pension funds review the funding status of plan assets every year. If any funding deficit is identified, a measure to cover such deficit will be implemented, for example, by increasing the amount of contributions by the employer.
Expected contribution
Expected contributions to the defined benefit plans for the fiscal year ending March 31, 2027 are ¥12,161 million.

Defined Contribution Plans
SMBC and some of the Company’s other subsidiaries provide defined contribution plans. The amounts recognized as expenses for the defined contribution plans were ¥17,020 million, ¥16,204 million and ¥14,579 million for the fiscal years ended March 31, 2026, 2025 and 2024, respectively, which were included in “General and administrative expenses” in the consolidated income statements.
Employees’ Pension Insurance Plan
In Japan, the Government of Japan operates the Employees’ Pension Insurance Plan which covers most of the private entities’ employees. The amounts of contributions charged to expense for the Employees’ Pension Insurance Plan were ¥45,478 million, ¥43,968 million and ¥40,974 million for the fiscal years ended March 31, 2026, 2025 and 2024, respectively, which were included in “General and administrative expenses” in the consolidated income statements.

25	SHAREHOLDERS’ EQUITY
Common Stock
The changes in the number of issued shares of common stock and common stock held by the Company during the fiscal years ended March 31, 2026, 2025 and 2024 were as follows:

	For the fiscal year ended March 31,
	2026		2025		2024 (1)
	Outstanding	In treasury	Outstanding	In treasury	Outstanding	In treasury
At beginning of period	3,884,445,458	10,651,848	4,012,587,252	70,763,598	4,124,073,582	90,211,950
Net change	(56,947,318)	(19,729)	(128,141,794)	(60,111,750)	(111,486,330)	(19,448,352)

At end of period	3,827,498,140	10,632,119	3,884,445,458	10,651,848	4,012,587,252	70,763,598

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

The total number of authorized shares of common stock was 9,000 million at March 31, 2026 and 2025 with no stated value. All issued shares are fully paid. The details of the stock options and the restricted shares outstanding are described in Note 41 “Share-Based Payment.”
Stock split
As resolved by the board of directors on May 15, 2024, the Company implemented a stock split of its common stock (the “2024 Stock Split”) with an effective date of October 1, 2024, whereby each share of common stock owned by shareholders listed or recorded in the closing register of shareholders on the record date of September 30, 2024 was split into three shares. Since the total number of authorized shares and the total number of authorized shares of common stock needed to be increased in line with the ratio of the 2024 Stock Split, the Company amended its articles of incorporation with an effective date of October 1, 2024, as approved by shareholders at the 22nd ordinary general meeting of shareholders on June 27, 2024.
On May 13, 2026, the Company’s board of directors resolved to implement a stock split of its common stock (the “2026 Stock Split”). The resolution authorized that each share of common stock owned by shareholders listed or recorded in the closing register of shareholders on the record date of September 30, 2026, will be split into two shares. The effective date of the 2026 Stock Split is October 1, 2026. Due to the 2026 Stock Split, the Company’s board of directors also resolved to propose partial amendments to its articles of incorporation at the 24th ordinary general meeting of shareholders scheduled for June 26, 2026. The proposed amendments are to increase the total number of authorized shares and the total number of authorized shares of common stock in line with the ratio of the 2026 Stock Split.
Repurchase and cancellation of own shares
For the resolutions and repurchases made before the 2024 Stock Split, the number of shares presented is on a pre-stock-split
basis, while the number of shares after the 2024 Stock Split is presented on a post-stock-split basis in this section.
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
On May 14, 2025, the Company’s board of directors resolved to repurchase shares of its common stock and cancel all the repurchased shares. The resolution authorized the repurchase of up to the lesser of (i) an aggregate of 40,000,000 shares of its common stock and (ii) an aggregate of ¥100 billion between May 15, 2025 and July 31, 2025. On July 31, 2025, the Company completed the repurchase pursuant to the resolution, acquiring 27,551,100 shares of its common stock for ¥100 billion in aggregate. The Company cancelled all of the repurchased shares on August 20, 2025.
On November 14, 2025, the Company’s board of directors resolved to repurchase shares of its common stock and cancel all the repurchased shares. The resolution authorized the repurchase of up to the lesser of (i) an aggregate of 50,000,000 shares of its common stock and (ii) an aggregate of ¥150 billion between November 17, 2025 and January 31, 2026. On January 31, 2026, the Company completed the repurchase pursuant to the resolution, acquiring 29,909,500 shares of its common stock for ¥150 billion in aggregate. The Company cancelled all of the repurchased shares on February 20, 2026.
On May 13, 2026, the Company’s board of directors resolved to repurchase shares of its common stock and cancel all the repurchased shares. The resolution authorized the repurchase of up to the lesser of (i) an aggregate of 40,000,000 shares of its common stock and (ii) an aggregate of ¥180 billion between May 14, 2026 and July 31, 2026. The cancellation of the repurchased shares is scheduled on August 20, 2026. During May 2026, the Company entered into contracts to repurchase 5,439,500 shares of its common stock for ¥32 billion in aggregate.
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
On May 14, 2025, the Company announced that it added SMBC Nikko Securities Inc., Sumitomo Mitsui Card Company, Limited and The Japan Research Institute, Limited as subsidiaries eligible for the share-based compensation plan for employees, the introduction of which the Company announced on March 27, 2024. On the same day, the Company’s board of directors resolved the detail of the acquisition of its common stock up to an aggregate of
153,000
shares by the ESOP trust between May 22, 2025 and May 30, 2025.
On December 22, 2025, the Company’s board of directors resolved to add SMBC Consumer Finance Co., Ltd. as a subsidiary eligible for the share-based compensation plan for employees, the introduction of which the Company announced on March 27, 2024. On May 13, 2026, the Company’s board of directors resolved the detail of the acquisition of its common stock up to an aggregate of
1,094,000
shares by the ESOP trust between May 21, 2026 and May 29, 2026.
Preferred Stock
The following table shows the number of shares of preferred stock at March 31, 2026 and 2025.

	At March 31, 2026		At March 31, 2025
	Authorized	Issued	Authorized	Issued
Type 5 preferred stock	167,000	—	167,000	—
Type 7 preferred stock	167,000	—	167,000	—
Type 8 preferred stock	115,000	—	115,000	—
Type 9 preferred stock	115,000	—	115,000	—
All the preferred stocks have no stated value. There was no movement in preferred stock during the fiscal years ended March 31, 2026, 2025 and 2024.
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
Restriction on the Payment of Dividends
The amount of the capital surplus and retained earnings of the Company that can be paid out as dividends is subject to restrictions under the Companies Act. These amounts are calculated based on the Company’s nonconsolidated statement of financial position prepared in accordance with Japanese GAAP. Therefore, the adjustments made to prepare the IFRS consolidated financial statements have no impact on the calculation. The total amount that the Company can pay out as a dividend was ¥2,555 billion at March 31, 2026.
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
The movements of remeasurements of the defined benefit plans reserve for the fiscal years ended March 31, 2026, 2025 and 2024 were as follows:

	For the fiscal year ended March 31,
	2026	2025	2024

	(In millions)
At beginning of period	¥87,504	¥159,724	¥159,584
Gains (losses) arising during the period, before tax	96,497	(37,183)	50,358
Income tax (expense) benefit for changes arising during the period	(30,563)	8,168	(15,485)
Amount attributable to non-controlling interests	24	(102)	44
Share of other comprehensive income (loss) of associates and joint ventures	339	(326)	609
Transfer from other reserves to retained earnings	(58,805)	(42,777)	(35,386)

At end of period	¥94,996	¥87,504	¥159,724

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

The movements of the financial instruments at FVOCI reserve for the fiscal years ended March 31, 2026, 2025 and 2024 were as follows:

	For the fiscal year ended March 31,
	2026	2025	2024

	(In millions)
At beginning of period	¥2,160,119	¥2,507,275	¥1,575,193
Gains (losses) arising during the period, before tax	754,045	7,370	1,506,580
Income tax (expense) benefit for changes arising during the period	(238,104)	(26,668)	(454,951)
Reclassification adjustments for (gains) losses included in net profit, before tax	87,581	15,186	110,509
Income tax (expense) benefit for reclassification adjustments	(28,007)	(5,693)	(33,994)
Amount attributable to non-controlling interests	197	(37)	(106)
Share of other comprehensive income (loss) of associates and joint ventures	4,000	1,951	8,578
Transfer from other reserves to retained earnings	(332,603)	(339,265)	(204,534)

At end of period	¥2,407,228	¥2,160,119	¥2,507,275

Own credit on financial liabilities designated at fair value through profit or loss reserve
The own credit on financial liabilities designated at fair value through profit or loss (“FVPL”) reserve includes the accumulated gains and losses arising from changes in fair value that is attributable to changes in own credit risk of financial liabilities designated at FVPL.
The movements of own credit on financial liabilities designated at fair value through profit or loss reserve for the fiscal years ended March 31, 2026, 2025 and 2024 were as follows:

	For the fiscal year ended March 31,
	2026	2025	2024

	(In millions)
At beginning of period	¥7,675	¥1,177	¥9,433
Gains (losses) arising during the period, before tax	635	9,511	(11,900)
Income tax (expense) benefit for changes arising during the period	(200)	(3,013)	3,644

At end of period	¥8,110	¥7,675	¥1,177

Exchange differences on translating foreign operations reserve
Exchange differences on translating foreign operations reserve includes foreign exchange differences arising from the translation of the net assets of foreign operations from their functional currencies to the Group’s presentation currency, Japanese yen.

The movements of exchange differences on translating the foreign operations reserve for the fiscal years ended March 31, 2026, 2025 and 2024 were as follows:

	For the fiscal year ended March 31,
	2026	2025	2024

	(In millions)
At beginning of period	¥1,407,837	¥1,402,658	¥884,790
Gains (losses) arising during the period, before tax	361,685	(32,479)	528,441
Income tax (expense) benefit for changes arising during the period	12,231	(216)	(3,447)
Reclassification adjustments for (gains) losses included in net profit, before tax	39,944	(640)	(11,258)
Income tax (expense) benefit for reclassification adjustments	(12,231)	196	3,447
Amount attributable to non-controlling interests	(711)	46	(3,324)
Share of other comprehensive income (loss) of associates and joint ventures	18,843	38,272	4,009

At end of period	¥1,827,598	¥1,407,837	¥1,402,658

26	EQUITY ATTRIBUTABLE TO OTHER EQUITY INSTRUMENTS HOLDERS
Equity attributable to other equity instruments holders at March 31, 2026 and 2025 consisted of the following:

	At March 31,
	2026	2025

	(In millions)
Perpetual subordinated bonds	¥2,170,848	¥1,815,379
Perpetual subordinated borrowings	81,998	52,998

Total equity attributable to other equity instruments holders	¥2,252,846	¥1,868,377

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

27	NET INTEREST INCOME
Net interest income for the fiscal years ended March 31, 2026, 2025 and 2024 consisted of the following:

	For the fiscal year ended March 31,
	2026	2025	2024

	(In millions)
Interest income from:
Deposits with banks (1)	¥781,018	¥652,041	¥604,264
Call loans and bills bought	123,464	183,979	204,232
Reverse repurchase agreements and cash collateral on securities borrowed	580,521	387,823	204,133
Investment securities	665,482	625,735	493,708
Loans and advances	4,778,258	4,867,163	4,438,061

Total interest income	6,928,743	6,716,741	5,944,398

Interest expense from:
Deposits	2,217,942	2,240,605	2,173,245
Call money and bills sold	39,826	48,064	43,821
Repurchase agreements and cash collateral on securities lent	870,586	873,359	764,578
Borrowings	197,216	209,780	197,065
Debt securities in issue	704,400	738,122	740,769
Premiums for deposit insurance	30,445	29,186	26,333
Others	35,643	63,191	107,824

Total interest expense	4,096,058	4,202,307	4,053,635

Net interest income	¥2,832,685	¥2,514,434	¥1,890,763

(1)
From the fiscal year ended March 31, 2025, interest income from deposits with the Bank of
Japan
has been classified as “Interest income from deposits with banks.” Comparative amounts have been reclassified to conform to the current presentation.

28	NET FEE AND COMMISSION INCOME
Net fee and commission income for the fiscal years ended March 31, 2026, 2025 and 2024 consisted of the following:

	For the fiscal year ended March 31,
	2026	2025	2024

	(In millions)
Fee and commission income from:
Loans	¥212,445	¥212,346	¥160,758
Credit card business	516,078	483,815	432,983
Guarantees	89,169	83,104	82,323
Securities-related business	296,832	245,651	196,019
Deposits	18,985	18,971	18,437
Remittances and transfers	165,314	159,024	152,121
Safe deposits	3,639	4,025	4,321
Trust fees	11,722	9,734	8,195
Investment trusts	223,376	191,689	166,532
Agency	8,280	8,636	9,538
Others	259,255	214,324	238,620

Total fee and commission income	1,805,095	1,631,319	1,469,847

Fee and commission expense from:
Remittances and transfers	37,183	31,672	30,197
Others	250,145	283,259	203,518

Total fee and commission expense	287,328	314,931	233,715

Net fee and commission income	¥1,517,767	¥1,316,388	¥1,236,132

Primary sources of fee and commission income are fees and commissions obtained through the credit card business, securities-related business and investment trusts, loan transaction fees, and remittance and transfer fees. Loan transaction fees principally arise in the Wholesale Business Unit and the Global Business Unit. Fees obtained through the credit card business principally arise in the Retail Business Unit. Fees and commissions obtained through the securities-related business principally arise in the Wholesale Business Unit, the Retail Business Unit and the Global Business Unit. Remittance and transfer fees principally arise in the Wholesale Business Unit, the Retail Business Unit and the Global Business Unit. Fees and commissions obtained through investment trusts principally arise in the Retail Business Unit and Head office account and others, which include the investment advisory and investm ent
trust management businesses.

29	NET TRADING INCOME (LOSS)
Net trading income (loss) for the fiscal years ended March 31, 2026, 2025 and 2024 consisted of the following:

	For the fiscal year ended March 31,
	2026	2025	2024

	(In millions)
Interest rate	¥(50,501)	¥(35,575)	¥179,954
Foreign exchange	(21,593)	(188,913)	148,064
Equity	(3,880)	38,780	26,626
Credit	(6,153)	(2,237)	(4,668)
Others	(1,940)	1,257	(456)

Total net trading income (loss)	¥(84,067)	¥(186,688)	¥349,520

Net trading income (loss) is presented primarily by instrument type. It includes income and losses from trading assets and liabilities
, and derivative financial instruments.

30	NET INCOME FROM FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
Net income from financial assets and liabilities at fair value through profit or loss for the fiscal years ended March 31, 2026, 2025 and 2024 consisted of the following:

	For the fiscal year ended March 31,
	2026	2025	2024

	(In millions)
Net income from financial assets mandatorily at fair value through profit or loss:
Net income from debt instruments	¥320,985	¥37,829	¥328,657
Net income (loss) from equity instruments	(5,268)	(2,573)	6,062
Net income (loss) from financial liabilities designated at fair value through profit or loss	16,937	8,268	(11,502)

Total net income from financial assets and liabilities at fair value through profit or loss	¥332,654	¥43,524	¥323,217

31	NET INVESTMENT INCOME
Net investment income for the fiscal years ended March 31, 2026, 2025 and 2024 consisted of the following:

	For the fiscal year ended March 31,
	2026	2025	2024

	(In millions)
Net loss from disposal of debt instruments	¥(107,335)	¥(45,357)	¥(85,823)
Dividend income	128,021	124,326	115,667

Total net investment income	¥20,686	¥78,969	¥29,844

Dividend income from equity instruments at fair value through other comprehensive income which were derecognized during the fiscal years ended March 31, 2026, 2025 and 2024 were ¥3,829 million, ¥4,708 million and ¥5,015 million, respectively.

32	NET GAINS (LOSSES) ARISING FROM DERECOGNITION OF FINANCIAL ASSETS AT AMORTIZED COST
Net gains (losses) arising from derecognition of financial assets at amortized cost for the fiscal years ended March 31, 2026, 2025 and 2024 consisted of the following:

	For the fiscal year ended March 31,
	2026	2025	2024

	(In millions)
Gains	¥25,048	¥14,663	¥7,389
Losses	33,932	46,842	5,839

Total net gains (losses) arising from derecognition of financial assets at amortized cost (1)(2)	¥(8,884)	¥(32,179)	¥1,550

(1)
For the fiscal year ended March 31, 2026, net losses from the derecognition of financial assets measured at amortized cost were primarily due to the sales of certain low-profit loans in the Americas. For the fiscal year ended March 31, 2025, those were primarily due to the sales of certain low-profit
loans in the Europe and Middle East region. These sales were made to improve profitability and capital efficiency in global business.

(2)
For the fiscal year ended March 31, 2024, the amounts of “Gains” and “Losses” from derecognition of financial assets at amortized cost have been reclassified from “Other income” and “Other expenses,” respectively, to conform to the presentation in the fiscal years ended March 31, 2026 and March 31, 2025.

33	OTHER INCOME
Other income for the fiscal years ended March 31, 2026, 2025 and 2024 consisted of the following:

	For the fiscal year ended March 31,
	2026	2025	2024

	(In millions)
Income from operating leases	¥214	¥215	¥37,386
Income related to IT solution services	44,533	19,453	16,025
Gains on disposal of property, plant and equipment, and other intangible assets	9,774	3,218	1,213
Reversal of impairment losses of investments in associates and joint ventures (1)(2)	104,083	6,053	1,674
Gains on step acquisition of subsidiaries	—	—	1,089
Others	72,338	76,778	54,821

Total other income	¥230,942	¥105,717	¥112,208

(1)
For the fiscal year ended March 31, 2026, the Group recognized a reversal of impairment losses of ¥40,971 million on investments in associates and joint ventures, due to the increase in the stock price of its equity-method associate, Vietnam Prosperity Joint-Stock Commercial Bank.

(2)
For the fiscal year ended March 31, 2026, the Group recognized a reversal of impairment losses of ¥39,383 million, on investments in associates and joint ventures, VPBank SMBC Finance Company Limited, due to the increase in the recoverable amount as determined by the value in use calculation.

34	IMPAIRMENT CHARGES ON FINANCIAL ASSETS
Impairment charges (reversals) on financial assets for the fiscal years ended March 31, 2026, 2025 and 2024 consisted of the following:

	For the fiscal year ended March 31,
	2026	2025	2024

	(In millions)
Loans and advances	¥384,150	¥378,791	¥222,894
Loan commitments	(4,877)	18,162	(13,875)
Financial guarantees	(247)	14,030	(3,923)
Investment securities	13,131	295	—

Total impairment charges on financial assets	¥392,157	¥411,278	¥205,096

35	GENERAL AND ADMINISTRATIVE EXPENSES
General and administrative expenses for the fiscal years ended March 31, 2026, 2025 and 2024 consisted of the following:

	For the fiscal year ended March 31,
	2026	2025	2024

	(In millions)
Personnel expenses	¥1,205,985	¥1,128,120	¥1,028,875
Depreciation and amortization	300,732	292,363	276,534
Building and maintenance expenses	10,040	8,849	8,992
Supplies expenses	17,982	19,389	17,101
Communication expenses	35,075	32,853	31,650
Publicity and advertising expenses	263,264	203,347	172,807
Taxes and dues	127,508	115,639	100,428
Outsourcing expenses	145,557	124,878	144,994
Office equipment expenses	87,551	79,115	81,430
Others	478,455	417,179	366,890

Total general and administrative expenses	¥2,672,149	¥2,421,732	¥2,229,701

36	OTHER EXPENSES
Other expenses for the fiscal years ended March 31, 2026, 2025 and 2024 consisted of the following:

	For the fiscal year ended March 31,
	2026	2025	2024

	(In millions)
Cost of operating leases	¥—	¥—	¥30,038
Cost related to IT solution services and IT systems	150,539	117,171	109,346
Provision for interest repayment	—	110,115	22,061
Losses on disposal of property, plant and equipment, and other intangible assets	8,017	14,828	9,360
Impairment losses of property, plant and equipment	3,815	5,461	4,168
Impairment losses of intangible assets	2,389	9,583	9,648
Losses on sales of investments in subsidiaries and associates (1) (2)	48,399	1,266	85,419
Impairment losses of investments in associates and joint ventures (3)(4) (5)	13,907	138,104	93,046
Losses on step acquisition of subsidiaries	7,652	—	1,249
Others	120,025	99,059	96,683

Total other expenses	¥354,743	¥495,587	¥461,018

(1)	For the fiscal year ended March 31, 2024, the Group recognized a loss on sales of investments in subsidiaries and associates of ¥84,578 million upon the sale of its subsidiary, SMBC Rail Services LLC.
(2)
For the fiscal year ended March 31, 2026, the Group recognized a loss on sales of investments in subsidiaries and associates of ¥48,194 million upon the sale of its equity-method associate, The Bank of East Asia, Limited.

(3)
For the fiscal year ended March 31, 2024, the Group recognized an impairment loss of ¥18,935 million on investments in associates and joint ventures, due to the decline in the stock price of its equity-method associate, The Bank of East Asia, Limited.

(4)
For the fiscal years ended March 31, 2025 and 2024, the Group recognized an impairment loss of ¥59,264 million and ¥64,709 million, respectively, on investments in associates and joint ventures, VPBank SMBC Finance Company Limited, due to the decline in the recoverable amount as determined by the value in use calculation.

(5)
For the fiscal year ended March 31, 2025, the Group recognized an impairment loss of ¥74,982 million on investments in associates and joint ventures, due to the decline in the stock price of its equity-method associate, Vietnam Prosperity Joint-Stock Commercial Bank.

37	INCOME TAX EXPENSE
The detail of income tax expense for the fiscal years ended March 31, 2026, 2025 and 2024 was as follows:

	For the fiscal year ended March 31,
	2026	2025	2024

	(In millions)
Current tax:
Charge for period (1)	¥512,585	¥448,761	¥368,050
Deferred tax:
Origination and reversal of temporary differences	(143,209)	(296,451)	(53,813)
Change in the write-down of deferred tax assets on the current fiscal year income tax expense	(9,306)	1,541	(2,198)
Changes in Japanese corporation tax rates (2)	—	(16,049)	—

Total deferred tax benefit	(152,515)	(310,959)	(56,011)

Total income tax expense	¥360,070	¥137,802	¥312,039

(1)
As a result of the adoption of IFRS 9, the current income tax expenses of ¥144,680 million, ¥135,771 million and ¥71,524 million were recognized directly in equity for the fiscal years ended March 31, 2026, 2025 and 2024, respectively.

(2)	Refer to Note 23 “Deferred Income Tax” for additional information on changes in Japanese corporation tax rates.
The following table shows the reconciliations of the effective income tax rates for the fiscal years ended March 31, 2026, 2025 and 2024.

	For the fiscal year ended March 31,
	2026		2025		2024

	(In millions, except percentages)
Profit before tax	¥1,555,030		¥654,246		¥1,207,789
Income tax expense	360,070		137,802		312,039
Effective income tax rate	23.2%		21.1%		25.8%
Effective statutory tax rate in Japan (1)	30.6%		30.6%		30.6%
Tax impact of share of post-tax profit in associates and joint ventures	(2.6%	)	(6.7%	)	(4.1%	)
Tax impact of impairment losses and reversal of impairment losses for investments in associates and joint ventures—net	(1.8%	)	6.2%		2.3%
Non-Japanese earnings	(1.8%	)	(5.7%	)	(1.6%	)
Nontaxable dividends received	(0.7%	)	(2.7%	)	(1.1%	)
Effect of the change in the write-down of deferred tax assets on the current fiscal year income tax expense	(0.6%	)	0.2%		(0.2%	)
Gains on step acquisition of subsidiaries and associates and joint ventures which were not taxable	0.2%		—		—
Changes in Japanese corporation tax rates (1)	—		(2.5%	)	—
Tax impact of impairment losses of goodwill	—		0.4%		—
Others—net	(0.1%	)	1.3%		(0.1%	)

Effective income tax rate	23.2%		21.1%		25.8%

(1)
The effective statutory tax rate in Japan for the fiscal years ended March 31, 2026, 2025 and 2024 is the aggregate of the effective corporation tax rate of 23.2%, the effective local corporation tax rate of 2.4%, the effective inhabitant tax rate of 2.4% and the effective enterprise tax rate of 2.6%, all of which are payable by corporate entities on taxable profits under the tax laws in Japan. The statutory tax rate in Japan has been changed from the fiscal year beginning April 1, 2026 reflecting the changes in Japanese corporation tax rates as mentioned in Note 23 “Deferred Income Tax.”

In June 2023, Pillar Two legislation was substantively enacted in Japan and became effective for annual reporting periods beginning on or after April 1, 2024. The Group has reviewed the published Japan legislation alongside the OECD model rules and guidance and has performed an assessment of the expected impact of the new regime. The assessment of the expected impact to Pillar Two income taxes is based on the tax returns, country-by-country
reports, and financial statements of the entities within the Group. The result of the assessment indicates that the Pillar Two effective tax rates in most of the jurisdictions where the Group operates exceeds
15
% and a limited number of jurisdictions where the effective tax rates are below
15
%. The Group does not anticipate a material exposure to Pillar Two income taxes in jurisdictions where the tax rates are below
15
%.

38	EARNINGS PER SHARE
The following table shows the income and share data used in the basic and diluted earnings per share calculations for the fiscal years ended March 31, 2026, 2025 and 2024.

	For the fiscal year ended March 31,
	2026	2025	2024

	(In millions, except number of shares and per share data)
Basic:
Profit attributable to shareholders of the Company	¥1,137,557	¥478,132	¥873,346
Weighted average number of common stock in issue (in thousands of shares)	3,842,444	3,906,456	3,987,077

Basic earnings per share	¥296.05	¥122.40	¥219.04

Diluted:
Profit attributable to the common shareholders of the Company	¥1,137,557	¥478,132	¥873,346
Impact of dilutive potential ordinary shares issued by subsidiaries and associates	(11)	(6)	—

Net profit used to determine diluted earnings per share	¥1,137,546	¥478,126	¥873,346

Weighted average number of common stock in issue (in thousands of shares)	3,842,444	3,906,456	3,987,077
Adjustments for stock options (in thousands of shares)	766	939	1,160

Weighted average number of common stock for diluted earnings per share (in thousands of shares)	3,843,210	3,907,395	3,988,237

Diluted earnings per share	¥295.99	¥122.36	¥218.98
As resolved by the board of directors on May 15, 2024, the Company implemented a stock split of its common stock (the “2024 Stock Split”) with an effective date of October 1, 2024, whereby each share of common stock owned by shareholders listed or recorded in the closing register of shareholders on the record date of September 30, 2024 was split into three
shares. Basic and diluted earnings per share are calculated based on the assumption that the 2024 Stock Split had been implemented at the beginning of the fiscal year ended March 31, 2024.
On May 13, 2026, the Company’s board of directors resolved to implement a stock split of its common stock (the “2026 Stock Split”) as of September 30, 2026, the record date, into two shares, effective as of October 1, 2026. For additional information on the 2026 Stock Split, refer to Note 25 “Shareholders’ Equity.” Basic earnings per share and diluted earnings per share assuming that the Company conducted the 2026 Stock Split at the beginning of the fiscal year ended March 31, 2026 are 148.03 and 147.99, respectively.

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
The following tables show the carrying amounts and fair values of transferred financial assets that did not qualify for derecognition and their associated financial liabilities at March 31, 2026 and 2025:

	At March 31, 2026
	Repurchase agreements and securities lending transactions	Loans and advances
		Residential mortgages	Corporate loans

	(In millions)
Carrying amount of assets	¥14,494,575	¥1,333,049	¥1,132,384
Carrying amount of associated liabilities	11,128,463	1,025,112	1,064,516

For those liabilities that have recourse only to the transferred assets:
Fair value of assets	¥—	¥1,269,430	¥1,140,657
Fair value of associated liabilities	—	840,998	1,064,516

Net position	¥—	¥428,432	¥76,141

	At March 31, 2025
	Repurchase agreements and securities lending transactions	Loans and advances
		Residential mortgages	Corporate loans

	(In millions)
Carrying amount of assets	¥17,619,448	¥1,405,542	¥1,044,583
Carrying amount of associated liabilities	14,266,491	1,087,079	988,678

For those liabilities that have recourse only to the transferred assets:
Fair value of assets	¥—	¥1,442,378	¥1,051,706
Fair value of associated liabilities	—	1,056,219	988,678

Net position	¥—	¥386,159	¥63,028

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
Loans and Advances
The Group transfers its loans and advances, including residential mortgages and corporate loans, mainly to bankruptcy-remote structured entities for securitizations whereby the structured entities issue debt securities to the Group for subordinated tranches and to investors for senior tranches. The investors have only recourse to the underlying financial assets due to their bankruptcy-remoteness. Since the Group retains substantially all the risks and rewards of ownership, the transferred financial assets do not qualify for derecognition. The Group therefore continues to recognize these transferred financial assets as loans and advances, and recognizes their associated financial liabilities arising from issuing debt securities to investors on the consolidated statements of financial posit
ion.

40	ASSETS PLEDGED AND RECEIVED AS COLLATERAL
Assets Pledged
The carrying amounts of assets pledged as collateral at March 31, 2026 and 2025 were as follows:

	At March 31,
	2026	2025

	(In millions)
Cash and deposits with banks	¥38,417	¥20,743
Trading assets	4,095,207	3,092,903
Debt instruments at amortized cost	4,015,495	131,850
Debt instruments at fair value through other comprehensive income	13,168,349	21,515,026
Equity instruments at fair value through other comprehensive income	8,160	6,377
Loans and advances	10,397,341	11,281,302
Others	2,607,354	2,102,009
Total	¥34,330,323	¥38,150,210

The Group pledges assets as collateral to secure payables under repurchase agreements, securities lending transactions and securitizations, borrowings or for cash settlements, margins on derivative transactions and certain other purposes. These transactions are conducted under terms that are usual and customary to standard contracts.
Loaned securities for which the borrowers have the right to sell or repledge were ¥14,478,581 million and ¥17,619,448 million at March 31, 2026 and 2025, respectively.
For the reserve funds with the Bank of Japan and other reserve deposits for foreign offices maintained by the Group, refer to Note 5 “Cash and Deposits with Banks.”
Assets Received as Collateral
Under certain transactions, including reverse repurchase agreements, securities borrowing
, and discounting of bills, the Group is permitted to resell or repledge the collateral held in the absence of default by the owner of the collateral. These transactions are conducted under terms that are usual and customary for standard contracts. The fair values of securities and bills accepted as collateral were ¥32,574,165 million and ¥27,668,614 million at March 31, 2026 and 2025, respectively. As to the securities received in the reverse repurchase agreements and securities borrowing transactions, the Group has the obligation to return equivalent securities upon completion of the transactions. The fair values of securities sold or repledged to others were ¥17,437,371 million and ¥13,400,920 million at March 31, 2026 and 2025, respectively.

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

The number and the weighted average exercise prices of stock options for the fiscal years ended March 31, 2026 and 2025 were as follows:

	For the fiscal year ended March 31,
	2026		2025
	Number of options (1)	Weighted average exercise price	Number of options (1) (2)	Weighted average exercise price
Outstanding at beginning of period	863,700	¥1	1,070,400	¥1
Exercised	(169,800)	1	(206,700)	1

Outstanding at end of period	693,900	¥1	863,700	¥1

Exercisable at end of period	644,400	¥1	726,600	¥1

(1)	Number of options is the number of SMFG’s common stock granted by the exercise of stock options.
(2)
As resolved by the board of directors on May 15, 2024, the Company implemented a stock split of its common stock (the “2024 Stock Split”) with an effective date of October 1, 2024, whereby each share of common stock owned by shareholders listed or recorded in the closing register of shareholders on the record date of September 30, 2024 was split into three shares. Number of options is calculated based on the assumption that the 2024 Stock Split had been implemented at the beginning of the fiscal year ended March 31, 2025.

In June 2017, SMFG and SMBC resolved to discontinue the issuance of new stock options. Thereafter, SMFG has not issued any new stock options.
The weighted average stock price at the date of exercise was ¥4,148 and ¥3,160 for the fiscal years ended March 31, 2026 and 2025, respectively.

Summarized information about stock options outstanding at March 31, 2026 and 2025 was as follows:

		At March 31,
		2026		2025
	Exercise price	Number of options	Remaining contractual lives in years	Number of options (1)	Remaining contractual lives in years
SMFG Stock Acquisition Rights	¥1	693,900	16.8	863,700	18.0

(1)	Number of options is calculated based on the assumption that the 2024 Stock Split had been implemented at the beginning of the fiscal year ended March 31, 2025.
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

On April 30, 2026, the SMFG compensation committee resolved to revise the executive compensation policy. For remuneration of directors (excluding outside directors and audit committee members), corporate executive officers and executive officers, etc. of SMFG, directors (excluding outside directors and audit and supervisory committee members) and executive officers, etc. of SMBC and representative corporate executive officers of certain of the Group’s subsidiaries, the composition of annual incentives has been changed so that payment shall be made only as a cash bonus. In addition, for remuneration of outside directors of SMFG and SMBC, audit committee members of SMFG and audit and supervisory committee members of SMBC, the policy has been changed so that part of the remuneration shall be paid under the stock compensation plan which is not linked to performance. The individual remunerations for executives for the fiscal year ended March 31, 2026, have been paid based on the policy before the revision.
The number of restricted shares and the fair value of restricted shares at the measurement date for the fiscal years ended March 31, 2026 and 2025 were as follows:

	For the fiscal year ended March 31,
	2026	2025
Outstanding at beginning of period (1)	3,748,518	3,362,025
Allotted (1)	513,282	1,025,706
Released (1)	(565,801)	(639,213)
Forfeited (1)	(4,775)	—

Outstanding at end of period (1)	3,691,224	3,748,518

Fair value at measurement date (1)	¥3,614	¥3,748

(1)
Number of restricted shares and fair value at measurement date are calculated based on the assumption that the 2024 Stock Split had been implemented at the beginning of the fiscal year ended March 31, 2025.

The fair value of restricted shares is based on the market price of SMFG common stock. If any granted conditions exist, the terms and conditions upon which the shares were granted, are taken into account when estimating both the number of shares expected to vest and the fair value of the shares granted. The amount of restricted shares recognized as expenses was measured based on the fair value of the restricted shares granted, which were ¥3,387 million and ¥2,598 million for the fiscal years ended March 31, 2026 and 2025, respectively, and included in “General and administrative expenses” in the consolidated income statements.

42	DIVIDENDS PER SHARE
The dividends recognized by the Company for the fiscal
yea
rs ended March 31, 2026, 2025 and 2024 were as follows:

	Dividends per share	Aggregate amount
	(In yen)	(In millions)
For the fiscal year ended March 31, 2026:
Common stock	¥140	¥540,292
For the fiscal year ended March 31, 2025:
Common stock	¥105	¥412,240
For the fiscal year ended March 31, 2024:
Common stock	¥87	¥348,177
The Company proposed to the shareholders the distribution of a dividend of ¥79 per share of common stock totaling ¥301,578 million in respect of the fiscal year ended March 31, 2026. The dividend is subject to the approval at the general meeting of shareholders on June 26, 2026. The consolidated financial statements for the fiscal year ended March 31, 2026 do not include this dividend.

As resolved by the board of directors on May 15, 2024, the Company implemented a stock split of its common stock (the “2024 Stock Split”) with an effective date of October 1, 2024, whereby each share of common stock owned by shareholders listed or recorded in the closing register of shareholders on the record date of September 30, 2024 was split into three shares. The dividends per share are calculated based on the assumption that the 2024 Stock Split had been implemented at the beginning of the fiscal year ended March 31, 2024.

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
Capital Commitments
At March 31, 2026 and 2025, the Group had ¥149,009 million and ¥9,191 million, respectively, of contractual commitments to acquire property, plant and equipment. In addition, the Group had ¥1,474 million and ¥179 million of contractual commitments to acquire intangible assets, at March 31, 2026 and 2025, respectively. The Group’s management is confident that future net revenues and funding will be sufficient to cover these commitments.
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
The table below shows the nominal amounts of undrawn loan commitments, and financial guarantees and other credit-related contingent liabilities at March 31, 2026 and 2025.

	At March 31,
	2026	2025
	(In millions)
Loan commitments	¥100,314,339	¥91,810,227
Financial guarantees and other credit-related contingent liabilities	17,033,173	15,139,799

Total	¥117,347,512	¥106,950,026

44	ANALYSIS OF FINANCIAL ASSETS AND LIABILITIES BY MEASUREMENT BASIS
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

	At March 31, 2026
	Financial assets and liabilities at fair value through profit or loss	Financial assets and liabilities at amortized cost	Debt instruments at fair value through other comprehensive income	Equity instruments at fair value through other comprehensive income	Total
	(In millions)
Financial assets:
Cash and deposits with banks	¥—	¥74,362,135	¥—	¥—	¥74,362,135
Call loans and bills bought	—	7,885,057	—	—	7,885,057
Reverse repurchase agreements and cash collateral on securities borrowed	—	25,468,742	—	—	25,468,742
Trading assets	6,890,217	—	—	—	6,890,217
Derivative financial instruments	10,093,100	—	—	—	10,093,100
Financial assets at fair value through profit or loss	2,705,113	—	—	—	2,705,113
Investment securities	—	4,763,716	23,268,702	5,505,439	33,537,857
Loans and advances	—	130,516,241	—	—	130,516,241
Other financial assets (1)	—	11,876,173	—	—	11,876,173

Total	¥19,688,430	¥254,872,064	¥23,268,702	¥5,505,439	¥303,334,635

Financial liabilities:
Deposits (2)	¥(41,458)	¥201,971,885	¥—	¥—	¥201,930,427
Call money and bills sold	—	3,656,737	—	—	3,656,737
Repurchase agreements and cash collateral on securities lent	—	24,176,556	—	—	24,176,556
Trading liabilities	4,130,591	—	—	—	4,130,591
Derivative financial instruments	11,472,444	—	—	—	11,472,444
Financial liabilities designated at fair value through profit or loss	661,424	—	—	—	661,424
Borrowings (2)	(3,361)	10,555,018	—	—	10,551,657
Debt securities in issue (2)	(6,751)	16,583,174	—	—	16,576,423
Other financial liabilities (1)	—	16,425,020	—	—	16,425,020

Total	¥16,212,889	¥273,368,390	¥—	¥—	¥289,581,279

	At March 31, 2025
	Financial assets and liabilities at fair value through profit or loss	Financial assets and liabilities at amortized cost	Debt instruments at fair value through other comprehensive income	Equity instruments at fair value through other comprehensive income	Total
	(In millions)
Financial assets:
Cash and deposits with banks	¥—	¥76,669,401	¥—	¥—	¥76,669,401
Call loans and bills bought	—	5,200,789	—	—	5,200,789
Reverse repurchase agreements and cash collateral on securities borrowed	—	22,076,009	—	—	22,076,009
Trading assets	6,176,613	—	—	—	6,176,613
Derivative financial instruments	8,313,016	—	—	—	8,313,016
Financial assets at fair value through profit or loss	2,902,969	—	—	—	2,902,969
Investment securities	—	366,997	28,008,280	5,170,856	33,546,133
Loans and advances	—	125,190,819	—	—	125,190,819
Other financial assets (1)	—	7,061,639	—	—	7,061,639

Total	¥17,392,598	¥236,565,654	¥28,008,280	¥5,170,856	¥287,137,388

	At March 31, 2025
	Financial assets and liabilities at fair value through profit or loss	Financial assets and liabilities at amortized cost	Debt instruments at fair value through other comprehensive income	Equity instruments at fair value through other comprehensive income	Total
	(In millions)
Financial liabilities:
Deposits (2)	¥(20,858)	¥190,043,600	¥—	¥—	¥190,022,742
Call money and bills sold	—	4,378,277	—	—	4,378,277
Repurchase agreements and cash collateral on securities lent	—	27,791,101	—	—	27,791,101
Trading liabilities	4,838,439	—	—	—	4,838,439
Derivative financial instruments	9,303,258	—	—	—	9,303,258
Financial liabilities designated at fair value through profit or loss	597,846	—	—	—	597,846
Borrowings (2)	(1,967)	12,699,666	—	—	12,697,699
Debt securities in issue (2)	(2,495)	14,389,910	—	—	14,387,415
Other financial liabilities (1)	—	10,346,934	—	—	10,346,934

Total	¥14,714,223	¥259,649,488	¥—	¥—	¥274,363,711

(1)	Other financial assets and liabilities comprise of those included in other assets and liabilities, which meet the definition of a financial asset and liability.
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
The Group uses valuation techniques commonly used by market participants to price the financial instruments and they have been demonstrated to provide reliable estimates of prices obtained in actual market transactions. The valuation techniques include the discounted cash flow (“DCF”) method, option pricing models and reference to the current fair value of another instrument that is substantially the same. Key adjustments, such as liquidity risk and credit risk adjustments are also taken into account to derive fair values.
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
The following tables present the carrying amounts of financial assets and liabilities carried at fair value based on the three levels of the fair value hierarchy at March 31, 2026 and 2025.

	At March 31, 2026
	Level 1 (1)	Level 2 (1)	Level 3	Total

	(In millions)
Financial assets:
Trading assets:
Debt instruments	¥4,840,674	¥1,635,520	¥—	¥6,476,194
Equity instruments	410,613	3,410	—	414,023

Total trading assets	5,251,287	1,638,930	—	6,890,217

Derivative financial instruments:
Interest rate derivatives	67,936	4,937,480	14	5,005,430
Currency derivatives	—	4,957,489	1,423	4,958,912
Equity derivatives	62,019	2,811	3,107	67,937
Commodity derivatives	10,815	24,094	—	34,909
Credit derivatives	—	25,707	205	25,912

Total derivative financial instruments	140,770	9,947,581	4,749	10,093,100

Financial assets at fair value through profit or loss:
Debt instruments	367,115	1,388,809	864,835	2,620,759
Equity instruments	1,751	285	82,318	84,354

Total financial assets at fair value through profit or loss	368,866	1,389,094	947,153	2,705,113

Investment securities at fair value through other comprehensive income:
Japanese government bonds	5,476,428	—	—	5,476,428
U.S. Treasury and other U.S. government agency bonds	6,785,216	23,819	—	6,809,035
Other debt instruments	1,785,661	9,197,578	—	10,983,239

Total debt instruments	14,047,305	9,221,397	—	23,268,702

Equity instruments	4,636,879	190,185	678,375	5,505,439

	At March 31, 2026
	Level 1 (1)	Level 2 (1)	Level 3	Total

	(In millions)
Total investment securities at fair value through other comprehensive income	18,684,184	9,411,582	678,375	28,774,141

Total	¥24,445,107	¥22,387,187	¥1,630,277	¥48,462,571

Financial liabilities:
Trading liabilities:
Debt instruments	¥3,767,152	¥335,195	¥—	¥4,102,347
Equity instruments	26,241	2,003	—	28,244

Total trading liabilities	3,793,393	337,198	—	4,130,591

Derivative financial instruments:
Interest rate derivatives	59,341	5,869,756	7,712	5,936,809
Currency derivatives	2,160	5,415,237	3,142	5,420,539
Equity derivatives	41,028	3,064	1,524	45,616
Commodity derivatives	9,371	24,382	—	33,753
Credit derivatives	—	35,600	127	35,727

Total derivative financial instruments	111,900	11,348,039	12,505	11,472,444

Financial liabilities designated at fair value through profit or loss	—	539,747	121,677	661,424

Others (2)	—	(19,106)	(32,464)	(51,570)

Total	¥3,905,293	¥12,205,878	¥101,718	¥16,212,889

	At March 31, 2025
	Level 1 (1)	Level 2 (1)	Level 3	Total

	(In millions)
Financial assets:
Trading assets:
Debt instruments	¥4,165,582	¥1,304,503	¥41,380	¥5,511,465
Equity instruments	663,969	1,179	—	665,148

Total trading assets	4,829,551	1,305,682	41,380	6,176,613

Derivative financial instruments:
Interest rate derivatives	40,359	5,029,763	177	5,070,299
Currency derivatives	—	3,050,767	1,059	3,051,826
Equity derivatives	33,409	122,320	6,072	161,801
Commodity derivatives	1,807	3,845	—	5,652
Credit derivatives	—	23,148	290	23,438

Total derivative financial instruments	75,575	8,229,843	7,598	8,313,016

Financial assets at fair value through profit or loss:
Debt instruments	439,183	1,532,360	849,122	2,820,665
Equity instruments	1,993	167	80,144	82,304

Total financial assets at fair value through profit or loss	441,176	1,532,527	929,266	2,902,969

	At March 31, 2025
	Level 1 (1)	Level 2 (1)	Level 3	Total

	(In millions)
Investment securities at fair value through other comprehensive income:
Japanese government bonds	11,180,546	—	—	11,180,546
U.S. Treasury and other U.S. government agency bonds	5,527,480	11,571	—	5,539,051
Other debt instruments	2,218,297	9,070,386	—	11,288,683

Total debt instruments	18,926,323	9,081,957	—	28,008,280

Equity instruments	4,398,814	221,594	550,448	5,170,856

Total investment securities at fair value through other comprehensive income	23,325,137	9,303,551	550,448	33,179,136

Total	¥28,671,439	¥20,371,603	¥1,528,692	¥50,571,734

Financial liabilities:
Trading liabilities:
Debt instruments	¥4,157,599	¥331,560	¥—	¥4,489,159
Equity instruments	347,076	2,204	—	349,280

Total trading liabilities	4,504,675	333,764	—	4,838,439

Derivative financial instruments:
Interest rate derivatives	52,418	5,724,113	4,350	5,780,881
Currency derivatives	94	3,458,041	2,950	3,461,085
Equity derivatives	18,995	404	2,693	22,092
Commodity derivatives	1,796	2,588	—	4,384
Credit derivatives	—	34,727	89	34,816

Total derivative financial instruments	73,303	9,219,873	10,082	9,303,258

Financial liabilities designated at fair value through profit or loss	—	468,168	129,678	597,846

Others (2)	—	(11,203)	(14,117)	(25,320)

Total	¥4,577,978	¥10,010,602	¥125,643	¥14,714,223

(1)
Transfers between levels of the fair value hierarchy are deemed to have occurred at the beginning of the period. There were no significant transfers between Level 1 and Level 2 for the fiscal years ended March 31, 2026 and 2025.

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

The following tables present reconciliations from the beginning to the ending balances for financial assets and liabilities carried at fair value and categorized within Level 3 of the fair value hierarchy for the fiscal years ended March 31, 2026 and 2025.

		Total gains (losses)		Purchases	Sales	Issuances	Settlement (1)	Transfers into Level 3 (2)	Transfers out of Level 3 (2)	At March 31, 2026	Changes in unrealized gains (losses) included in profit or loss related to assets and liabilities held at March 31, 2026
	At April 1, 2025	Included in profit or loss	Included in other comprehensive income

	(In millions)
Trading assets:
Debt instruments	¥41,380	¥867	¥—	¥—	¥(42,247)	¥—	¥—	¥—	¥—	¥—	¥—

Total trading assets	41,380	867	—	—	(42,247)	—	—	—	—	—	—

Derivative financial instruments—net:
Interest rate derivatives—net	(4,173)	(6,413)	—	4,092	(1,204)	—	—	—	—	(7,698)	(3,555)
Currency derivatives—net	(1,891)	172	—	—	—	—	—	—	—	(1,719)	(58)
Equity derivatives—net	3,379	1,368	—	1,203	(4,367)	—	—	—	—	1,583	1,181
Credit derivatives—net	201	(123)	—	—	—	—	—	—	—	78	(120)

Total derivative financial instruments—net	(2,484)	(4,996)	—	5,295	(5,571)	—	—	—	—	(7,756)	(2,552)

Financial assets at fair value through profit or loss:
Debt instruments	849,122	20,518	233	261,181	(132,211)	—	(133,122)	—	(886)	864,835	26,022
Equity instruments	80,144	(6,260)	—	17,513	(1,965)	—	(5,864)	—	(1,250)	82,318	(7,682)

Total financial assets at fair value through profit or loss	929,266	14,258	233	278,694	(134,176)	—	(138,986)	—	(2,136)	947,153	18,340

Investment securities at fair value through other comprehensive income:
Equity instruments	550,448	—	48,682	14,172	(6,389)	—	(693)	72,155	—	678,375	—

Total investment securities at fair value through other comprehensive income	550,448	—	48,682	14,172	(6,389)	—	(693)	72,155	—	678,375	—

Financial liabilities designated at fair value through profit or loss	(129,678)	4,123	140	—	—	(14,100)	17,838	—	—	(121,677)	4,145

Others (3) —liabilities	14,117	18,508	—	—	—	—	—	—	(161)	32,464	17,780

Total	¥1,403,049	¥32,760	¥49,055	¥298,161	¥(188,383)	¥(14,100)	¥(121,841)	¥72,155	¥(2,297)	¥1,528,559	¥37,713

		Total gains (losses)		Purchases	Sales	Issuances	Settlement (1)	Transfers into Level 3 (2)	Transfers out of Level 3 (2)	At March 31, 2025	Changes in unrealized gains (losses) included in profit or loss related to assets and liabilities held at March 31, 2025
	At April 1, 2024	Included in profit or loss	Included in other comprehensive income

	(In millions)
Trading assets:
Debt instruments	¥—	¥500	¥—	¥1,558	¥—	¥—	¥—	¥39,322	¥—	¥41,380	¥500

Total trading assets	—	500	—	1,558	—	—	—	39,322	—	41,380	500

Derivative financial instruments—net:
Interest rate derivatives—net	(2,656)	(3,067)	—	1,802	(252)	—	—	—	—	(4,173)	(1,510)
Currency derivatives—net	(923)	(968)	—	—	—	—	—	—	—	(1,891)	(887)
Equity derivatives—net	3,382	2,057	—	6,499	(8,559)	—	—	—	—	3,379	2,947
Credit derivatives—net	314	(113)	—	—	—	—	—	—	—	201	(84)

Total derivative financial instruments—net	117	(2,091)	—	8,301	(8,811)	—	—	—	—	(2,484)	466

Financial assets at fair value through profit or loss:
Debt instruments	739,914	(7,237)	(42)	291,778	(48,335)	—	(124,379)	—	(2,577)	849,122	(5,321)
Equity instruments	79,230	(3,869)	—	13,568	(3,504)	—	(4,969)	—	(312)	80,144	(6,229)

Total financial assets at fair value through profit or loss	819,144	(11,106)	(42)	305,346	(51,839)	—	(129,348)	—	(2,889)	929,266	(11,550)

Investment securities at fair value through other comprehensive income:
Equity instruments	525,869	—	29,630	4,723	(7,315)	—	(418)	95	(2,136)	550,448	—

Total investment securities at fair value through other comprehensive income	525,869	—	29,630	4,723	(7,315)	—	(418)	95	(2,136)	550,448	—

Financial liabilities designated at fair value through profit or loss	(125,042)	1,298	1,248	—	—	(26,075)	18,893	—	—	(129,678)	3,129

Others (3) —liabilities	5,227	10,499	—	—	—	—	—	—	(1,609)	14,117	8,589

Total	¥1,225,315	¥(900)	¥30,836	¥319,928	¥(67,965)	¥(26,075)	¥(110,873)	¥39,417	¥(6,634)	¥1,403,049	¥1,134

(1)	Settlements for equity instruments include redemption of preferred stocks and receipt of cash distributions which represent a return of investment.
(2)
Transfers between levels of the fair value hierarchy are deemed to have occurred at the beginning of the period. For the fiscal year ended March 31, 2026, transfers into Level 3 amounted to ¥72,155 million primarily due to the delisting of a certain listed stock. On the other hand, for the fiscal year ended March 31, 2025, transfers into Level 3 amounted to ¥
39,417
million primarily due to an increase in significance of unobservable inputs of certain trading assets. For the fiscal years ended March 31, 2026 and 2025, transfers out of Level 3 amounted to ¥
2,297 million and ¥6,634
million, respectively. These transfers out of Level 3 were primarily due to a decrease in significance of unobservable inputs of certain financial assets at fair value through profit or loss, including certain investment funds, and an increase in observability of certain private equity investments measured at fair value through other comprehensive income.

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

The following table presents total gains or losses in
cluded in
profit or loss for the Level 3 financial assets and liabilities, and changes in unrealized gains or losses included in profit or loss related to those financial assets and liabilities held at March 31, 2026 and 2025 by line item of the consolidated income statements.

	Total gains (losses) included in profit or loss for the fiscal year ended March 31,		Changes in unrealized gains (losses) included in profit or loss related to assets and liabilities held at March 31,
	2026	2025	2026	2025

	(In millions)
Net interest income	¥1,583	¥1,865	¥606	¥705
Net trading income	12,796	7,043	14,622	8,850
Net income (loss) from financial assets and liabilities at fair value through profit or loss	18,381	(9,808)	22,485	(8,421)

Total	¥32,760	¥(900)	¥37,713	¥1,134

The aggregate deferred day one profit yet to be re
cog
nized in profit or loss at the beginning and end of the fiscal years ended March 31, 2026 and 2025, and reconciliation of changes in the balances were as follows:

	For the fiscal year ended March 31,
	2026	2025

	(In millions)
Balance at beginning of period	¥11,030	¥12,173
Increase due to new trades	6,970	6,936
Reduction due to redemption, sales or passage of time	(7,122)	(8,079)

Balance at end of period	¥10,878	¥11,030

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

Significant Unobservable Inputs
The following tables present quantitative information about significant unobservable inputs used in the fair value measurement for Level 3 financial assets and liabilities at March 31, 2026 and 2025.

	At March 31, 2026
	Assets	Liabilities	Valuation technique(s) (1)	Significant unobservable inputs (1)	Range of inputs (1)

	(In millions)
Derivative financial instruments:
Interest rate derivatives	¥14	¥7,712	Option model	Interest rate to interest rate correlation	28%-100%
				Quanto correlation	11%-58%
				Foreign exchange volatility	12%
Currency derivatives	1,423	3,142	Option model	Interest rate to interest rate correlation	31%-100%
				Quanto correlation	11%-50%
				Foreign exchange volatility	10%-13%
Equity derivatives	3,107	1,524	Option model	Equity volatility	2%-101%
Credit derivatives	205	127	Credit Default model	Quanto correlation	18%-28%
Financial assets at fair value through profit or loss:
Debt instruments	864,835	—	Option model	Foreign exchange volatility	42%
			DCF model	Probability of default rate	0%-19%
				Loss given default rate	25%-45%
				Discount margin	5%-8%
			Net asset value (2)	—	—
Equity instruments	82,318	—	Market multiples	Price/Book value multiple	0.8x
				Liquidity discount	20%
			DCF model	Probability of default rate	0%
				Loss given default rate	40%
			See note (3) below	—	—
Investment securities at fair value through other comprehensive income:
Equity instruments	678,375	—	Market multiples	Price/Book value multiple	0.4x-2.3x
				Liquidity discount	20%
			See note (3) below	—	—
Financial liabilities designated at fair value through profit or loss	—	121,677	Option model	Equity to equity correlation	46%-89%
				Interest rate to interest rate correlation	31%
				Quanto correlation	(4%)-50%
				Equity volatility	28%-60%
			Credit Default model	Quanto correlation	18%-28%
Others (4)	—	(32,464)	Option model	Interest rate to interest rate correlation	28%-100%
				Quanto correlation	11%-58%
				Foreign exchange volatility	10%-42%
			Credit Default model	Quanto correlation	18%-28%

F-10
4

	At March 31, 2025
	Assets	Liabilities	Valuation technique(s) (1)	Significant unobservable inputs (1)	Range of inputs (1)

	(In millions)
Trading assets:
Debt instruments	¥41,380	¥—	DCF model	Discount margin	9%
Derivative financial instruments:
Interest rate derivatives	177	4,350	Option model	Interest rate to interest rate correlation	29%-100%
				Quanto correlation	2%-52%
				Foreign exchange volatility	11%
Currency derivatives	1,059	2,950	Option model	Interest rate to interest rate correlation	30%-100%
				Quanto correlation	7%-49%
				Foreign exchange volatility	10%-13%
Equity derivatives	6,072	2,693	Option model	Equity to equity correlation	59%
				Equity volatility	2%-93%
Credit derivatives	290	89	Credit Default model	Quanto correlation	18%-30%
Financial assets at fair value through profit or loss:
Debt instruments	849,122	—	Option model	Foreign exchange volatility	13%-42%
			DCF model	Probability of default rate	0%-27%
				Loss given default rate	20%-100%
				Discount margin	6%-8%
			Net asset value (2)	—	—
Equity instruments	80,144	—	Market multiples	Price/Book value multiple	0.9x-1.5x
				Liquidity discount	20%
			DCF model	Probability of default rate	0%-1%
				Loss given default rate	40%
			See note (3) below	—	—
Investment securities at fair value through other comprehensive income:
Equity instruments	550,448	—	Market multiples	Price/Book value multiple	0.3x-3.8x
				Liquidity discount	20%
			See note (3) below	—	—
Financial liabilities designated at fair value through profit or loss	—	129,678	Option model	Equity to equity correlation	51%-70%
				Interest rate to interest rate correlation	30%
				Quanto correlation	3%-49%
				Equity volatility	22%-47%
			Credit Default model	Quanto correlation	18%-30%
Others (4)	—	(14,117)	Option model	Interest rate to interest rate correlation	29%-100%
				Quanto correlation	2%-52%
				Foreign exchange volatility	10%-42%
			Credit Default model	Quanto correlation	18%-30%

(1)	Valuation techniques and unobservable inputs for insignificant Level 3 financial assets and liabilities are excluded.
(2)	The Group has determined that the net asset value represents fair values of certain investment funds.
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
5

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

F-10
6

	At March 31, 2026
	Total fair value measured using valuation techniques	Effect recorded in profit or loss		Effect recorded directly in equity
		Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
	(In millions)
Financial instruments—net:
Derivative financial instruments—net:
Interest rate derivatives—net	¥(7,698)	¥12	¥12	¥—	¥—
Currency derivatives—net	(1,719)	2	2	—	—
Equity derivatives—net	1,583	1,844	1,811	—	—
Credit derivatives—net	78	16	16	—	—
Financial assets at fair value through profit or loss:
Debt instruments	864,835	988	6,340	—	—
Equity instruments	82,318	125	189	—	—
Investment securities at fair value through other comprehensive income:
Equity instruments	678,375	—	—	32,188	32,188
Financial liabilities designated at fair value through profit or loss (1)	(121,677)	228	244	—	—
Others (1)(2) —liabilities:	32,464	18	18	—	—

	At March 31, 2025
	Total fair value measured using valuation techniques	Effect recorded in profit or loss		Effect recorded directly in equity
		Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
	(In millions)
Financial instruments—net:
Trading assets:
Debt instruments	¥41,380	¥2,270	¥2,272	¥—	¥—
Derivative financial instruments—net:
Interest rate derivatives—net	(4,173)	39	39	—	—
Currency derivatives—net	(1,891)	2	2	—	—
Equity derivatives—net	3,379	1,761	1,759	—	—
Credit derivatives—net	201	15	14	—	—
Financial assets at fair value through profit or loss:
Debt instruments	849,122	724	1,560	—	—
Equity instruments	80,144	579	682	—	—
Investment securities at fair value through other comprehensive income:
Equity instruments	550,448	—	—	19,371	19,371
Financial liabilities designated at fair value through profit or loss (1)	(129,678)	209	214	—	—
Others (1)(2) —liabilities:	14,117	28	28	—	—

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
7

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

F-10
8

Financial Assets and Liabilities Not Carried at Fair Value
The tables below present the carrying amounts and fair values by level within the fair value hierarchy, as described in “Financial Assets and Liabilities Carried at Fair Value—Fair Value Hierarchy,” of financial assets and liabilities not carried at fair value on the Group’s consolidated statements of financial position at March 31, 2026 and 2025. They do not include the carrying amounts and fair values of financial assets and liabilities whose carrying amounts are reasonable approximations of fair values.

		At March 31, 2026
		Carrying amount	Fair value
	Notes		Total	Level 1	Level 2	Level 3

	(In millions)
Financial assets:
Investment securities:
Debt instruments at amortized cost	a	¥4,763,716	¥4,585,566	¥4,394,246	¥191,320	¥—
Loans and advances	b	130,516,241	132,600,223	—	79,945	132,520,278
Other financial assets (1)	b	11,876,173	11,853,197	—	11,099,398	753,799

Financial liabilities:
Deposits:
Non-interest-bearing deposits, demand deposits and deposits at notice	c	¥132,587,159	¥132,644,154	¥—	¥132,644,154	¥—
Other deposits	c	69,343,268	69,316,015	—	69,225,958	90,057
Borrowings	c	10,179,722	9,997,351	—	9,990,380	6,971
Debt securities in issue	c	16,576,423	17,207,028	—	17,028,161	178,867
Other financial liabilities (2)	c	16,425,020	16,424,478	—	16,370,524	53,954

		At March 31, 2025
		Carrying amount	Fair value
	Notes		Total	Level 1	Level 2	Level 3

	(In millions)
Financial assets:
Investment securities:
Debt instruments at amortized cost	a	¥366,997	¥360,445	¥255,559	¥104,886	¥—
Loans and advances	b	125,190,819	128,022,363	—	310,590	127,711,773
Other financial assets	b	7,061,639	7,057,811	—	7,009,447	48,364

Financial liabilities:
Deposits:
Non-interest-bearing deposits, demand deposits and deposits at notice	c	¥127,961,773	¥128,007,649	¥—	¥128,007,649	¥—
Other deposits	c	62,060,969	62,649,007	—	62,541,596	107,411
Borrowings	c	12,303,909	12,161,162	—	12,153,534	7,628
Debt securities in issue	c	14,387,415	15,232,445	—	15,158,026	74,419
Other financial liabilities	c	10,346,934	10,346,645	—	10,291,551	55,094

F-10
9

a.	The fair values of debt instruments at amortized cost are determined using quoted prices in active markets or observable inputs other than quoted prices in active markets.
b.	(i)	The carrying amounts of loans with no specified repayment dates represent a reasonable estimate of fair value, considering the nature of these financial instruments.
	(ii)	Short-term financial assets: The carrying amounts represent a reasonable estimate of fair value.
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

	(iv)	The carrying amounts and fair values of lease liabilities are not included in these tables.
(1)	The assets related to SMBC MANUBANK’s commercial banking business and certain other loans were classified as held for sale during the fiscal year ended March 31, 2026.
(2)	The liabilities related to SMBC MANUBANK’s commercial banking business were classified as held for sale during the fiscal year ended March 31, 2026.

46	OFFSETTING OF FINANCIAL ASSETS AND LIABILITIES
The following tables present the information about the impact of offsetting of financial assets and liabilities in the consolidated statements of financial position in accordance with the criteria described in Note 2 “Summary of Material Accounting Policies,” as well as the impact of netting of financial instruments that are subject to enforceable master netting arrangements or similar agreements but do not qualify for the offsetting criteria at March 31, 2026 and 2025.

	At March 31, 2026
	Gross amounts of recognized financial assets and liabilities	Gross amounts offset in statements of financial position (1)	Net amounts presented in statements of financial position	Related amounts not offset in statements of financial position (2)
				Financial instruments (3)	Cash collateral	Net amounts

	(In millions)
Financial assets (4) :
Reverse repurchase agreements and cash collateral on securities borrowed	¥27,692,001	¥(2,223,259)	¥25,468,742	¥(25,157,046)	¥—	¥311,696
Derivative financial instruments	17,869,251	(7,776,151)	10,093,100	(6,210,681)	(1,491,269)	2,391,150

Total	¥45,561,252	¥(9,999,410)	¥35,561,842	¥(31,367,727)	¥(1,491,269)	¥2,702,846

Financial liabilities (4) :
Repurchase agreements and cash collateral on securities lent	¥26,399,815	¥(2,223,259)	¥24,176,556	¥(24,081,418)	¥—	¥95,138
Derivative financial instruments	19,282,597	(7,810,153)	11,472,444	(6,098,762)	(1,127,588)	4,246,094

Total	¥45,682,412	¥(10,033,412)	¥35,649,000	¥(30,180,180)	¥(1,127,588)	¥4,341,232

F-1
1
0

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

The table below show the corporate obligor grading system of SMBC.

Obligor Grade	Definition	Borrower Category
Domestic (C&I), etc.
J1	Very high certainty of debt repayment	Normal Borrowers
J2	High certainty of debt repayment
J3	Satisfactory certainty of debt repayment
J4	Debt repayment is likely but this could change in cases of significant changes in economic trends or business environment depending on the situation
J5	No problem with debt repayment over the short term, but not satisfactory over the mid to long term and the situation could change in cases of any changes in economic trends or business environment
J6	Currently no problem with debt repayment, but it is highly likely that this could change in cases of significant changes in economic trends or business environment
J7	Close monitoring is required due to problems in meeting loan terms and conditions, sluggish/unstable business, or financial problems	Borrowers Requiring Caution
J7R	Obligors with loans that are more than three months past due or with restructured loans within the “Borrowers Requiring Caution” category	Substandard Borrowers
J8	Currently not bankrupt, but experiencing business difficulties, making insufficient progress in restructuring, and highly likely to go bankrupt	Potentially Bankrupt Borrowers
J9	Though not yet legally or formally bankrupt, has serious business difficulties and rehabilitation is unlikely; thus, effectively bankrupt	Virtually Bankrupt Borrowers
J10	Legally or formally bankrupt	Bankrupt Borrowers
G1	Very high certainty or high certainty of debt repayment	Normal Borrowers
G2	Satisfactory certainty of debt repayment
G3	Debt repayment is likely but this could change in cases of significant changes in economic trends or business environment depending on the situation
G4	Debt repayment is likely but this could change in cases of significant changes in economic trends or business environment
G5	No problem with debt repayment over the short term, but not satisfactory over the mid to long term and the situation could change in cases of any changes in economic trends or business environment
G6	Currently no problem with debt repayment, but it is highly likely that this could change in cases of significant changes in economic trends or business environment
G7	Close monitoring is required due to problems in meeting loan terms and conditions, sluggish/unstable business, or financial problems	Borrowers Requiring Caution
G7R	Obligors with loans that are more than three months past due or with restructured loans within the “Borrowers Requiring Caution” category	Substandard Borrowers

Obligor Grade	Definition	Borrower Category
Domestic (C&I), etc.
G8	Currently not bankrupt, but experiencing business difficulties, making insufficient progress in restructuring, and highly likely to go bankrupt	Potentially Bankrupt Borrowers
G9	Though not yet legally or formally bankrupt, has serious business difficulties and rehabilitation is unlikely; thus, effectively bankrupt	Virtually Bankrupt Borrowers
G10	Legally or formally bankrupt	Bankrupt Borrowers
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

F-11
7

Maximum exposure to credit risk before collateral held or other credit enhancements
The following table shows the maximum exposure to credit risk before taking into account any collateral held or other credit enhancements at March 31, 2026 and 2025.

	At March 31,
	2026	2025

	(In millions)
Credit risk exposures relating to assets on the consolidated statements of financial position:
Deposits with banks	¥73,623,887	¥75,754,246
Call loans and bills bought	7,885,057	5,200,789
Reverse repurchase agreements and cash collateral on securities borrowed	25,468,742	22,076,009
Trading assets	6,476,194	5,511,465
Derivative financial instruments	10,093,100	8,313,016
Financial assets at fair value through profit or loss	2,620,759	2,820,665
Investment securities:
Debt instruments at amortized cost	4,763,716	366,997
Debt instruments at FVOCI	23,268,702	28,008,280
Loans and advances	130,516,241	125,190,819
Other financial assets	11,876,173	7,061,639
Credit risk exposures relating to off-balance sheet items (1) :
Loan commitments	100,314,339	91,810,227
Financial guarantees and other credit-related contingent liabilities	17,033,173	15,139,799

Total	¥413,940,083	¥387,253,951

(1)	The off-balance sheet items represent the nominal amounts of undrawn loan commitments, financial guarantees and other credit-related contingent liabilities.
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

F-11
8

The following table shows the financial effect of collateral and other credit enhancements on impaired loans and advances at March 31, 2026 and 2025. The maximum collateral amounts included in the disclosure are limited to the carrying value of loans and advances where the credit exposure is over-collateralized.

	At March 31,
	2026	2025

	(In millions)
Impaired loans and advances	¥1,583,138	¥1,290,812
Financial effect of collateral and other credit enhancements	518,563	333,383
Concentration of risks of loans and advances with credit risk exposure
An analysis of concentrations of credit risk from loans and advances by geographical sector and industry sector at March 31, 2026 and 2025 is shown below. The concentration by geographical sector is measured based on the domicile of the borrower.
Geographical sector

	At March 31,
	2026	2025
	(In millions)

Domestic	¥77,971,747	¥73,240,162
Foreign:
Americas	21,886,240	21,777,691
Europe	11,595,933	10,920,043
Asia	13,565,007	13,432,099
Others	7,337,296	7,454,279

Total foreign	54,384,476	53,584,112

Gross loans and advances	132,356,223	126,824,274
Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net	(603,143)	(530,933)
Less: Allowance for loan losses	(1,236,839)	(1,102,522)

Carrying amount	¥130,516,241	¥125,190,819

F-1
19

Industry sector

	At March 31,
	2026	2025

	(In millions)
Domestic:
Manufacturing	¥13,931,412	¥12,299,303
Agriculture, forestry, fisheries and mining	311,089	254,820
Construction	1,271,543	1,118,001
Transportation, communications and public enterprises	7,182,198	6,795,140
Wholesale and retail	7,315,429	6,413,857
Finance and insurance	4,149,868	3,962,719
Real estate and goods rental and leasing	19,246,697	18,144,037
Services	5,618,473	5,277,710
Municipalities	1,002,243	583,750
Lease financing	16,878	21,154
Consumer (1)	17,214,182	16,806,507
Others	711,735	1,563,164

Total domestic	77,971,747	73,240,162

Foreign:
Public sector	940,526	664,085
Financial institutions	12,694,870	12,415,685
Commerce and industry	31,880,801	32,682,288
Lease financing	257,665	300,322
Others	8,610,614	7,521,732

Total foreign	54,384,476	53,584,112

Gross loans and advances	132,356,223	126,824,274
Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net	(603,143)	(530,933)
Less: Allowance for loan losses	(1,236,839)	(1,102,522)

Carrying amount	¥130,516,241	¥125,190,819

(1)	The balance in Consumer mainly consists of housing loans. The housing loan balances amounted to ¥10,857,602 million and ¥11,120,139 million at March 31, 2026 and 2025, respectively.
The following tables show a disaggregation of the structured finance loans and advances balances, where the repayment source is limited to the cash flows generated by a particular business or asset, and the balances of secured or unsecured consumer loans at March 31, 2026 and 2025. These loans and advances are included in the preceding tables.
Structured finance:

	At March 31,
	2026	2025

	(In millions)
Real estate finance	¥7,073,251	¥6,235,358
Project finance	7,627,299	7,028,222
Other structured finance	513,656	532,616

Total structured finance	¥15,214,206	¥13,796,196

F-1
20

Consumer:

	At March 31,
	2026	2025

	(In millions)
Secured loans (1)	¥11,567,151	¥11,598,044
Unsecured loans	5,647,031	5,208,463

Total consumer	¥17,214,182	¥16,806,507

(1)	The secured loans and advances mainly represent housing loans. The housing loan balances amounted to ¥10,857,602 million and ¥11,120,139 million at March 31, 2026 and 2025, respectively.
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

	At March 31, 2026
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit- impaired	Total

	(In millions)
Loans and advances at amortized cost:
Normal
J1-6	¥58,797,982	¥235,237	¥—	¥59,033,219
G1-6	42,397,402	804,699	—	43,202,101
Japanese government and local municipal corporations	1,890,955	—	—	1,890,955
Other (1)	25,236,402	79,329	—	25,315,731
Requiring caution
J7	—	514,318	—	514,318
G7	—	584,109	—	584,109
Other (1)	—	232,652	—	232,652
Impaired (2)	—	—	1,583,138	1,583,138

Gross loans and advances	128,322,741	2,450,344	1,583,138	132,356,223
Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net				(603,143)
Less: Allowance for loan losses	(295,235)	(194,947)	(746,657)	(1,236,839)

Carrying amount				¥130,516,241

(1)	The balance of “Other” includes housing loans, which amounted to ¥10,799,128 million and ¥12,719 million for the borrower category of Normal and Requiring Caution, respectively.
(2)	“Impaired” refers to loans and advances to borrowers with obligor grades not higher than 7R.

F-12
1

	At March 31, 2025
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Total

	(In millions)
Loans and advances at amortized cost:
Normal
J1-6	¥53,549,667	¥188,938	¥—	¥53,738,605
G1-6	41,787,148	987,678	—	42,774,826
Japanese government and local municipal corporations	2,341,701	—	—	2,341,701
Other (1)	24,805,495	73,524	—	24,879,019
Requiring caution
J7	—	708,530	—	708,530
G7	—	841,851	—	841,851
Other (1)	—	248,930	—	248,930
Impaired (2)	—	—	1,290,812	1,290,812

Gross loans and advances	122,484,011	3,049,451	1,290,812	126,824,274
Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net				(530,933)
Less: Allowance for loan losses	(295,352)	(251,680)	(555,490)	(1,102,522)

Carrying amount				¥125,190,819

(1)	The balance of “Other” includes housing loans, which amounted to ¥11,052,547 million and ¥14,461 million for the borrower category of Normal and Requiring Caution, respectively.
(2)	“Impaired” refers to loans and advances to borrowers with obligor grades not higher than 7R.
Modified loans and advances that were subject to lifetime ECL measurement amounted to ¥156,245 million and ¥309,531 million for the fiscal years ended March 31, 2026 and 2025, respectively. The net modification gain or loss is not material.

	At March 31, 2026
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Total

	(In millions)
Loan commitments and financial guarantees (1) :
Gross carrying amount	¥56,582,932	¥746,332	¥140,713	¥57,469,977
Allowance for off-balance sheet items	59,058	31,234	20,887	111,179

	At March 31, 2025
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Total

	(In millions)
Loan commitments and financial guarantees (1) :
Gross carrying amount	¥51,258,693	¥998,202	¥81,588	¥52,338,483
Allowance for off-balance sheet items	52,716	53,736	10,990	117,442

(1)	Loan commitments are the undrawn components of loan commitments on which ECL can be separately identified from those on the drawn components.

F-12
2

Movements in ECL allowance
The following tables show reconciliations from the opening balance to the closing balance of the ECL allowance by class of financial instrument.

	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Total

	(In millions)
Loans and advances at amortized cost (1) :
Balance at April 1, 2024	¥196,325	¥257,542	¥525,133	¥979,000
Transfer to 12-month ECL	5,589	(4,573)	(1,016)	—
Transfer to lifetime ECL not credit-impaired	(10,433)	14,413	(3,980)	—
Transfer to lifetime ECL credit-impaired	(6,899)	(30,491)	37,390	—

Net transfers between stages	(11,743)	(20,651)	32,394	—
Provision for loan losses	109,536	17,264	251,991	378,791

Charge-offs	—	—	264,684	264,684
Recoveries	—	—	18,553	18,553

Net charge-offs	—	—	246,131	246,131
Others (2)	1,234	(2,475)	(7,897)	(9,138)

Balance at March 31, 2025	295,352	251,680	555,490	1,102,522

Transfer to 12-month ECL	8,118	(7,211)	(907)	—
Transfer to lifetime ECL not credit-impaired	(10,070)	11,152	(1,082)	—
Transfer to lifetime ECL credit-impaired	(15,244)	(20,867)	36,111	—

Net transfers between stages	(17,196)	(16,926)	34,122	—
Provision (Credit) for loan losses	45,154	(47,170)	386,166	384,150

Charge-offs	—	—	274,513	274,513
Recoveries	—	—	22,014	22,014

Net charge-offs	—	—	252,499	252,499
Others (3)	(28,075)	7,363	23,378	2,666

Balance at March 31, 2026	¥295,235	¥194,947	¥746,657	¥1,236,839

(1)
“Loans and advances at amortized cost” includes allowance for undrawn components of loan commitments issued to retail customers which cannot be separately identified from that for the drawn components.

(2)	Others mainly include foreign exchange translations.
(3)
Others mainly include the exclusion of the allowance for loans and advances of SMBC MANUBANK, which were reclassified as assets held for sale, and foreign exchange transactions during the fiscal year ended March 31, 2026.

For the fiscal year ended March 31, 2026, the ECL allowance increased by ¥134,317 million from ¥1,102,522 million at March 31, 2025 to ¥1,236,839 million at March 31, 2026.
The increase was primarily due to the allowance for lifetime ECLs on credit-impaired assets, which increased by

¥
191,167

million for the fiscal year ended March 31, 2026. This was mainly attributable to the provision for loan losses related to some large overseas corporate borrowers that became credit-impaired. Meanwhile, this increase was partially offset by a decrease in the ECL allowance for portfolios affected by the situation in Russia and Ukraine.

F-12
3

For additional information, refer to Note 3 “Critical Accounting Estimates and Judgments.”

	12-month ECL	Lifetime ECL not credit-impaired	Lifetime ECL credit-impaired	Total

	(In millions)
Loan commitments and financial guarantees (1) :
Balance at April 1, 2024	¥33,480	¥43,751	¥6,300	¥83,531
Net transfers between stages	763	(899)	136	—
Provision for off-balance sheet items	16,941	10,467	4,784	32,192
Others	1,532	417	(230)	1,719

Balance at March 31, 2025	52,716	53,736	10,990	117,442

Net transfers between stages	55	(632)	577	—
Provision (Credit) for off-balance sheet items	7,807	(21,930)	8,999	(5,124)
Others	(1,520)	60	321	(1,139)

Balance at March 31, 2026	¥59,058	¥31,234	¥20,887	¥111,179

(1)	ECL allowance for loan commitments is that for the undrawn components of loan commitments, which can be separately identified from that for the drawn components.
Trading assets, financial assets at fair value through profit or loss and investment securities
The following tables show an analysis of trading assets, financial assets at fair value through profit or loss and debt instruments at amortized cost and at fair value through other comprehensive income based on the external rating system at March 31, 2026 and 2025, excluding instruments with equity features. Collateral is generally not obtained directly from the issuers.

	At March 31, 2026
	Trading assets (1)	Financial assets at fair value through profit or loss (1)	Debt instruments at amortized cost (1)(2)	Debt instruments at fair value through other comprehensive income (1)(2)

	(In millions)
AAA	¥79,171	¥—	¥69,872	¥3,312,698
AA- to AA+	5,237,512	25,440	4,599,948	17,582,729
A- to A+	531,789	4,515	—	1,428,237
Lower than A-	486,384	63,751	83,011	1,316,287
Unrated	41,955	24,650	10,885	231,510

Total	¥6,376,811	¥118,356	¥4,763,716	¥23,871,461

	At March 31, 2025
	Trading assets (1)	Financial assets at fair value through profit or loss (1)	Debt instruments at amortized cost (1)(2)	Debt instruments at fair value through other comprehensive income (1)(2)

	(In millions)
AAA	¥83,484	¥—	¥—	¥2,759,838
AA- to AA+	4,473,308	26,006	288,291	23,489,895
A- to A+	369,924	11,871	—	1,075,246
Lower than A-	451,490	142,241	66,895	1,115,603
Unrated	67,712	12,657	11,811	205,583

Total	¥5,445,918	¥192,775	¥366,997	¥28,646,165

F-12
4

(1)
The amounts represent fair value for trading assets and financial assets at fair value through profit or loss, whereas they represent the gross carrying amount for debt instruments at amortized cost and at fair value through other comprehensive income.

(2)	There were no debt instruments at amortized cost or debt instruments at fair value through other comprehensive income subject to lifetime ECL at March 31, 2026 and 2025.
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
Additionally, the Asset Liability Management (“ALM”) Committee, which is generally held on a monthly basis, or the ALM Management Committee, which is generally held four times a year, meets to examine reports on the state of market and liquidity risk management and to discuss our ALM operation policies.

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
For products and positions where the historical simulation method is not applied, risk amounts are measured using reasonable and conservative methods and are also added to the risk amounts calculated using the historical simulation method. During the fiscal year ended March 31, 2026, the calculation methodology was improved in order to better reflect the Group’s risk profile.
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

(a)	VaR for Trading Activity

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total (1) (2)
	(In billions)
For the fiscal year ended March 31, 2026:
SMBC Consolidated
Maximum	¥12.3	¥8.5	¥2.5	¥2.4	¥7.7
Minimum	5.4	4.2	0.2	0.8	4.3
Daily average	9.5	6.5	0.6	1.4	5.7
At March 31, 2026	10.0	7.3	0.3	1.4	4.7
SMFG Consolidated
Maximum	¥13.5	¥9.5	¥6.1	¥2.4	¥12.2
Minimum	6.5	5.2	1.1	0.8	7.6
Daily average	10.8	7.5	1.9	1.4	9.0
At March 31, 2026	11.3	8.2	1.3	1.4	7.9

F-12
7

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total (1)
	(In billions)
For the fiscal year ended March 31, 2025:
SMBC Consolidated
Maximum	¥7.2	¥6.7	¥2.4	¥21.5	¥26.9
Minimum	4.4	3.2	0.1	12.4	17.8
Daily average	6.0	5.1	0.7	17.0	22.6
At March 31, 2025	5.7	5.4	0.2	19.1	23.9
SMFG Consolidated
Maximum	¥24.1	¥8.4	¥22.3	¥21.5	¥61.8
Minimum	17.8	4.5	2.9	12.4	38.4
Daily average	19.5	6.5	5.7	17.0	42.1
At March 31, 2025	18.3	7.1	3.0	19.1	40.8

(1)	Total for “Maximum,” “Minimum,” and “Daily average” represents the maximum, minimum and daily average of the total of the trading book.
(2)	As a result of an improvement of the methodology, the reported VaR figures are not directly comparable with those of prior periods.

(b)	VaR for Non-Trading Activity

(i)	Banking

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total (1) (2)
	(In billions)
For the fiscal year ended March 31, 2026:
SMBC Consolidated
Maximum	¥104.7	¥4.1	¥34.6	¥0.0	¥124.6
Minimum	61.6	0.0	19.0	0.0	59.1
Daily average	87.1	0.2	25.8	0.0	93.0
At March 31, 2026	81.3	0.1	24.3	0.0	87.7
SMFG Consolidated
Maximum	¥106.1	¥4.1	¥34.6	¥0.0	¥126.1
Minimum	62.7	0.0	19.0	0.0	60.2
Daily average	88.4	0.2	25.8	0.0	94.3
At March 31, 2026	82.9	0.1	24.3	0.0	89.3

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total (1)
	(In billions)
For the fiscal year ended March 31, 2025:
SMBC Consolidated
Maximum	¥80.6	¥0.2	¥35.6	¥0.0	¥94.7
Minimum	56.4	0.0	12.6	0.0	58.2
Daily average	66.9	0.0	28.0	0.0	73.7
At March 31, 2025	61.3	0.1	32.6	0.0	62.5
SMFG Consolidated
Maximum	¥82.1	¥0.2	¥35.6	¥0.0	¥96.3
Minimum	57.6	0.0	12.6	0.0	59.5
Daily average	68.2	0.0	28.0	0.0	75.0
At March 31, 2025	62.5	0.1	32.6	0.0	63.6

F-12
8

(1)	Total for “Maximum,” “Minimum,” and “Daily average” represents the maximum, minimum and daily average of the total of the banking book.
(2)	As a result of an improvement of the methodology, the reported VaR figures are not directly comparable with those of prior periods.

(ii)	Equity Holding Investment

Equities risk
(In billions)
For the fiscal year ended March 31, 2026:
SMBC Consolidated
Maximum	¥1,272.5
Minimum	832.8
Daily average	1,105.8
At March 31, 2026	1,012.6
SMFG Consolidated
Maximum	¥1,621.0
Minimum	1,147.9
Daily average	1,455.4
At March 31, 2026	1,337.5

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
9

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
Interest rate risk substantially changes depending on the method used for recognizing the expected maturity dates of demand deposits that can be withdrawn at any time, or the method used for estimating the timing of cancellation prior to maturity of time deposits and consumer housing loans. At SMBC, the maturity of demand deposits that are expected to be left with the bank for a prolonged period is regarded to be, at the longest, ten years, and the cancellation prior to maturity of time deposits and consumer housing loans is estimated based on historical data.
Based on the standards for interest rate risk in the banking book issued by the Basel Committee on Banking Supervision (“BCBS”) in April 2016, the FSA revised the related regulatory guidelines pertaining to monitoring of interest rate risks in the banking book in December 2017. The revised disclosure requirements with respect to the changes in economic value of equity (“ΔEVE”) in the banking book as a result of interest rate shocks have been applied from March 2018. ΔEVE is defined as a decline in economic value as a result of an interest rate shock. It is calculated by multiplying the interest rate sensitivity (excluding credit spread) and interest rate change. The FSA implements a “materiality test” to identify banks taking excessive interest rate risks. Under the materiality test, the FSA monitors the ratio of ΔEVE to Tier 1 capital based on a set of prescribed interest rate shock scenarios. The threshold applied by the FSA is 15% and the ratios for SMBC on a consolidated basis at March 31, 2026 and 2025 were 5.0% and 3.0
%, respectively
,
and
those for SMFG on a consolidated basis at March 31, 2026 and 2025 were 4.6% and 2.9%, respectively.

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

F-1
30

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
Maturity analysis of financial liabilities at March 31, 2026 and 2025
The following tables show a maturity analysis of the contractual undiscounted cash flows for financial liabilities at March 31, 2026 and 2025. The amount of interest on debt instruments is not included in the maturity tables below due to its insignificance.

	At March 31, 2026
	On demand	Not later than three months	Later than three months and not later than one year	Later than one year and not later than three years	Later than three years and not later than five years	Later than five years	Total
	(In millions)
Non-derivative financial instruments:
Deposits	¥122,293,981	¥52,209,492	¥22,416,618	¥2,799,727	¥1,100,716	¥1,151,351	¥201,971,885
Call money and bills sold	—	3,629,571	27,166	—	—	—	3,656,737
Repurchase agreements and cash collateral on securities lent	278,146	23,472,367	426,043	—	—	—	24,176,556
Trading liabilities	4,130,591	—	—	—	—	—	4,130,591
Financial liabilities designated at fair value through profit or loss	—	19,391	59,459	91,540	108,011	456,090	734,491
Borrowings	280,644	1,203,233	3,356,156	3,446,820	606,363	1,310,165	10,203,381
Debt securities in issue	—	3,661,830	2,708,049	2,726,254	3,733,556	4,101,011	16,930,700
Lease payable	—	19,250	60,970	114,229	69,869	137,378	401,696
Other financial liabilities	3,193,664	13,212,768	8,836	—	146	9,606	16,425,020
Off balance sheet items:
Loan commitments	100,314,339	—	—	—	—	—	100,314,339
Financial guarantees and other credit-related contingent liabilities	17,033,173	—	—	—	—	—	17,033,173
Total non-derivative financial instruments	¥247,524,538	¥97,427,902	¥29,063,297	¥9,178,570	¥5,618,661	¥7,165,601	¥395,978,569

Derivative financial instruments	¥11,090,691	¥—	¥17,698	¥51,341	¥142,860	¥169,854	¥11,472,444

F-13
1

	At March 31, 2025
	On demand	Not later than three months	Later than three months and not later than one year	Later than one year and not later than three years	Later than three years and not later than five years	Later than five years	Total
	(In millions)
Non-derivative financial instruments:
Deposits	¥121,012,519	¥46,594,286	¥17,173,432	¥3,157,803	¥1,006,617	¥1,098,943	¥190,043,600
Call money and bills sold	—	4,346,342	31,935	—	—	—	4,378,277
Repurchase agreements and cash collateral on securities lent	155,438	27,456,024	179,639	—	—	—	27,791,101
Trading liabilities	4,838,439	—	—	—	—	—	4,838,439
Financial liabilities designated at fair value through profit or loss	—	3,100	41,121	101,704	79,461	418,224	643,610
Borrowings	301,721	1,102,473	3,184,919	5,090,260	530,156	2,115,212	12,324,741
Debt securities in issue	—	2,858,867	2,381,446	3,342,775	2,675,596	3,503,247	14,761,931
Lease payable	—	19,100	62,448	115,293	71,831	157,415	426,087
Other financial liabilities	2,961,970	7,369,431	4,762	—	146	10,625	10,346,934
Off balance sheet items:
Loan commitments	91,810,227	—	—	—	—	—	91,810,227
Financial guarantees and other credit-related contingent liabilities	15,139,799	—	—	—	—	—	15,139,799

Total non-derivative financial instruments	¥236,220,113	¥89,749,623	¥23,059,702	¥11,807,835	¥4,363,807	¥7,303,666	¥372,504,746

Derivative financial instruments	¥8,882,734	¥—	¥20,073	¥75,619	¥122,772	¥202,060	¥9,303,258

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
Balance of loans and advances, and deposits at March 31, 2026 and 2025
The following table presents the balance of loans and advances, and deposits at March 31, 2026 and 2025. The balance of deposits at March 31, 2026 and 2025 exceeded the balance of loans and advances at the same time due to the stable deposit base in Japan.

	At March 31,
	2026	2025
	(In millions)
Loans and advances	¥130,516,241	¥125,190,819
Deposits	201,930,427	190,022,742

F-13
2

The following table presents a breakdown of deposits by domestic and foreign offices. Domestic inter-bank money is classified as “Call money and bills sold” and not included in “Deposits” in the consolidated statements of financial position. Domestic deposits are mainly composed of corporate and individual customer deposits.

	At March 31,
	2026	2025
	(In millions)
Domestic offices:
Non-interest-bearing demand deposits	¥28,069,136	¥29,902,509
Interest-bearing demand deposits	75,696,259	74,165,956
Deposits at notice	598,846	593,258
Time deposits	25,381,678	21,825,843
Negotiable certificates of deposit	2,985,452	4,264,295
Others	11,292,205	10,222,280

Total domestic offices	144,023,576	140,974,141

Foreign offices:
Non-interest-bearing demand deposits	3,337,095	3,032,855
Interest-bearing demand deposits	7,904,003	6,204,646
Deposits at notice	16,981,820	14,062,549
Time deposits	16,761,066	12,656,739
Negotiable certificates of deposit	12,681,680	12,911,097
Others	241,187	180,715

Total foreign offices	57,906,851	49,048,601

Total deposits	¥201,930,427	¥190,022,742

Capital Management
The Group manages its capital by taking into consideration regulatory compliance and business development.
The Group’s capital management objectives are to maintain sufficient capital resources to meet the capital adequacy requirements and to maintain a strong capital base to support the development of its business.
External regulatory capital requirement
The Group, the Company and its principal banking subsidiaries in Japan rigidly abide by the capital adequacy guidelines set by the FSA. Japan’s capital adequacy guidelines are based on the Basel Capital Accord, which was proposed by the BCBS for uniform application to all banks which have international operations in industrialized countries. The current international standard is the Basel III framework, published by the BCBS in December 2010. Finalized Basel III regulatory reforms were published in December 2017.
The FSA has adopted capital adequacy guidelines for banking organizations in Japan in line with the Basel III framework and the finalized Basel III regulatory reforms. The FSA’s capital adequacy guidelines may be different from those of central banks or supervisory bodies of other countries because they have been designed by the FSA to suit the Japanese banking environment. The Group’s banking subsidiaries outside of Japan are also subject to local capital ratio requirements.
Under the FSA capital adequacy guidelines, which reflect the Basel III framework, banks and bank holding companies with international operations are required to maintain a minimum Common Equity Tier 1 capital ratio of 4.5%, a minimum Tier 1 capital ratio of 6%, and a minimum total capital ratio of 8%. Moreover, bank holding companies with international operations are required to hold a capital conservation buffer of 2.5%
to withstand future periods of stress. As a result, taking the capital conservation buffer into account, the minimum Common Equity Tier 1 capital requirement, the minimum Tier 1 capital requirement and the minimum total capital requirement for bank holding companies with international operations are

7%, 8.5% and 10.5%,
respectively. Furthermore, a countercyclical buffer within a range of 0% to 2.5%

of common equity or other fully loss-absorbing capital has been implemented according to national circumstances and the Company is required to hold a countercyclical buffer of
0.19
% at March 31, 2026.
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
1
%. The FSB updates its list of
G-SIBs
on an

annual basis.
The Group classifies its capital into three tiers: Common Equity Tier 1 capital, Additional Tier 1 capital and Tier 2 capital as follows:
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

F-13
4

Regulatory capital
The table below presents the Group’s total capital ratio, total capital and risk-weighted assets under Japanese GAAP at March 31, 2026 and 2025 based on the Basel III rules.

	At March 31,
	2026	2025
	(In billions, except percentages)
SMFG Consolidated:
Total risk-weighted capital ratio	15.69%	15.18%
Tier 1 risk-weighted capital ratio	14.49%	14.23%
Common Equity Tier 1 risk-weighted capital ratio	12.41%	12.44%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥15,865.9	¥14,144.1
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	14,655.9	13,258.8
Common Equity Tier 1 capital	12,544.0	11,585.1
Risk-weighted assets	101,078.2	93,117.1
The amount of minimum total capital requirements (1)	8,086.3	7,449.4

(1)	The amount of minimum total capital requirements is calculated by multiplying risk-weighted assets by 8%.

48	RELATED-PARTY TRANSACTIONS
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
The transaction amounts included in the accounts, in aggregate, by category of related party were as follows:
Transactions with associates, joint ventures and other entities

	At March 31,
	2026	2025

	(In millions)
Assets:
Loans and advances	¥2,586,503	¥2,087,961
Others	31,800	136,162

Liabilities:
Deposits	¥552,285	¥325,665
Others	54,358	74,475

	For the fiscal year ended March 31,
	2026	2025	2024

	(In millions)
Income statements:
Income (interest income, fee and commission income, and others)	¥102,228	¥97,311	¥101,016
Expense (interest expense and others)	49,497	94,521	59,968

Financial

guarantees issued by the Group for its associates at March 31, 2026 and 2025 were ¥313,115 million and ¥482,991 million, respectively.
Loan commitments to associates and joint ventures at March 31, 2026 and 2025 were ¥
1,297,512
 million and ¥
1,195,073
 million, respectively.
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

	At March 31,
	2026	2025

	(In millions)
Assets:
Loans and advances	¥442	¥734

Liabilities:
Deposits	¥2,482	¥2,680
Others	55	156
Compensation of Key Management Personnel
The following table presents the compensation expenses of key management personnel.

	For the fiscal year ended March 31,
	2026	2025	2024
	(In millions)
Short-term employee benefits	¥1,511	¥1,450	¥1,693
Share-based compensation	752	615	868
The details of the share-based compensation plan are described in Note 41 “Share-Based Payment.”
There were no post-employment benefits, other long-term benefits and termination benefits for the fiscal years ended March 31, 2026, 2025 and 2024.

49	PRINCIPAL SUBSIDIARIES
Principal Subsidiaries
The Group’s principal subsidiaries at March 31, 2026 are shown in the list below. The Group consolidates all entities that the Group controls. The Group controls an entity when the Group is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

F-13
6

Principal domestic subsidiaries

Company Name	Proportion of Ownership Interest (1)	Proportion of Voting Rights (1)	Main Business
	(%)	(%)
Sumitomo Mitsui Banking Corporation	100.0	100.0	Commercial banking
SMBC Trust Bank Ltd.	100.0	100.0	Trust banking
SMBC Guarantee Co., Ltd.	100.0	100.0	Credit guarantee
SMBC Nikko Securities Inc.	100.0	100.0	Securities
Sumitomo Mitsui Card Company, Limited	100.0	100.0	Credit card
SMBC Consumer Finance Co., Ltd.	100.0	100.0	Consumer lending
JRI Holdings, Limited (2)	100.0	100.0	Business management
The Japan Research Institute, Limited (2)	100.0	100.0	System development, data processing, management consulting and economic research
Sumitomo Mitsui DS Asset Management Company, Limited	50.1	50.1	Investment management, and investment advisory and agency
CCC MK HOLDINGS Co., Ltd. (3)	80.0	80.0	Reward points programs and advertising and marketing services
Alternative Investment Capital Limited	60.0	60.0	Investment management and investment advisory
SMBC Venture Capital Co., Ltd.	100.0	100.0	Venture capital
SMBC Consulting Co., Ltd.	98.3	98.3	Management consulting and information services
Japan Pension Navigator Co., Ltd.	69.7	69.7	Operational management of defined contribution pension plans

(1)	Percentages of proportion of ownership interest and proportion of voting rights have been truncated.
(2)	The Japan Research Institute, Limited merged with JRI Holdings, Limited and Nikko Systems Solutions Ltd., the Group’s subsidiary, on April 1, 2026.
(3)	CCC MK HOLDINGS Co., Ltd. changed its corporate name to V POINT MARKETING Co., Ltd. on April 1, 2026.
Principal foreign subsidiaries

Company Name	Country of Incorporation	Proportion of Ownership Interest (1)	Proportion of Voting Rights (1)		Main Business
		(%)	(%)
SMBC Bank International plc	U.K.	100.0	100.0		Commercial banking
Sumitomo Mitsui Banking Corporation (China) Limited	China	100.0	100.0		Commercial banking
PT Bank SMBC Indonesia Tbk	Indonesia	98.5	91.0	(2)	Commercial banking
SMBC Americas Holdings, Inc.	U.S.A.	100.0	100.0		Bank holding company
SMBC MANUBANK	U.S.A.	100.0	100.0		Commercial banking
Banco Sumitomo Mitsui Brasileiro S.A	Brazil	100.0	100.0		Commercial banking
JSC Sumitomo Mitsui Rus Bank	Russia	100.0	100.0		Commercial banking
SMBC Bank EU AG	Germany	100.0	100.0		Commercial banking
Sumitomo Mitsui Banking Corporation Malaysia Berhad	Malaysia	100.0	100.0		Commercial banking
SMBC Leasing and Finance, Inc.	U.S.A.	100.0	100.0		Leasing
SMBC Nikko Securities America, Inc.	U.S.A.	100.0	100.0		Securities
SMBC Nikko Capital Markets Limited	U.K.	100.0	100.0		Securities
SMBC Capital Markets, Inc.	U.S.A.	100.0	100.0		Derivatives
TT International Asset Management Ltd	U.K.	100.0	100.0		Investment management, and investment advisory and agency
SMFG India Credit Company Limited	India	100.0	100.0		Financial services

(1)	Percentages of proportion of ownership interest and proportion of voting rights have been truncated.

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
At March 31, 2026 and 2025, the consolidated ABCP conduits had total assets of ¥1,066,304 million and ¥997,161 million, respectively. The total notional amounts of the liquidity and credit enhancement facilities provided by the Group to the consolidated ABCP conduits at March 31, 2026 and 2025 were ¥1,899,553 million and ¥1,732,416 million, respectively, all of which were undrawn.
The Group did not provide any financial or other support, without having a contractual obligation to do so, to consolidated structured entities during the fiscal years ended March 31, 2026 and 2025.

F-13
8

Unconsolidated Structured Entities
The following tables represent the carrying amounts of the Group’s interests in unconsolidated structured entities recognized in its consolidated statements of financial position by line item and the maximum exposure to loss from its interests at March 31, 2026 and 2025.

	At March 31, 2026
	Securitizations	Investment funds	Structured finance	Others	Total

	(In millions)
Interests in unconsolidated structured entities recognized in:
Trading assets	¥51,141	¥72,438	¥—	¥2,301	¥125,880
Financial assets at fair value through profit or loss	504	1,639,384	65,792	—	1,705,680
Investment securities	74,589	63,861	—	—	138,450
Loans and advances	5,915,861	130,132	12,195,975	980,808	19,222,776

Total	¥6,042,095	¥1,905,815	¥12,261,767	¥983,109	¥21,192,786

Maximum exposure to loss from interests in unconsolidated structured entities	¥8,853,302	¥1,908,111	¥14,387,112	¥1,464,499	¥26,613,024

	At March 31, 2025
	Securitizations	Investment funds	Structured finance	Others	Total

	(In millions)
Interests in unconsolidated structured entities recognized in:
Trading assets	¥40,107	¥42,540	¥—	¥—	¥82,647
Financial assets at fair value through profit or loss	324	1,875,755	53,777	—	1,929,856
Investment securities	98,029	29,957	—	—	127,986
Loans and advances	5,072,479	—	11,348,699	838,609	17,259,787

Total	¥5,210,939	¥1,948,252	¥11,402,476	¥838,609	¥19,400,276

Maximum exposure to loss from interests in unconsolidated structured entities	¥7,185,520	¥1,950,118	¥13,329,381	¥1,073,814	¥23,538,833
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

F-13
9

The Group did not provide any financial or other support, without having a contractual obligation to do so, to unconsolidated structured entities during the fiscal years ended March 31, 2026 and 2025.
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
The income received from such sponsored unconsolidated structured entities was ¥91,871 million and ¥82,291 million for the fiscal years ended March 31, 2026 and 2025, respectively. The majority of the income was management fees included in “Fee and commission income” and was from investment funds managed by SMDAM, the Group’s asset management subsidiary. The carrying amount of assets transferred to these entities, which mainly consisted of investment funds, was ¥3,456,781 million and ¥2,008,105 million for the fiscal years ended March 31, 2026 and 2025, respectively.

51	ACQUISITIONS
Fiscal Year Ended March 31, 2026
There were no material acquisitions that were accounted for as business combinations during the fiscal year ended March 31, 2026.

F-1
40

Fiscal Year Ended March 31, 2025
There were no material acquisitions that were accounted for as business combinations during the fiscal year ended March 31, 2025.
Fiscal Year Ended March 31, 2024
There were no material acquisitions that were accounted for as business combinations during the fiscal year ended March 31, 2024.

52	CURRENT AND NON-CURRENT DISTINCTION
The following tables present an analysis of financial assets and liabilities, excluding cash and deposits with banks, trading assets and liabilities, and derivative financial instruments, by amounts recovered or settled, not more than twelve months or more than twelve months, at March 31, 2026 and 2025.

	At March 31, 2026
	Amounts recovered or settled
	Not more than twelve months	More than twelve months	Total
	(In millions)
Assets:
Call loans and bills bought	¥7,859,702	¥25,355	¥7,885,057
Reverse repurchase agreements and cash collateral on securities borrowed	25,430,322	38,420	25,468,742
Financial assets at fair value through profit or loss	1,931	2,703,182	2,705,113
Investment securities:
Debt instruments at amortized cost	64,783	4,698,933	4,763,716
Debt instruments at fair value through other comprehensive income	7,762,738	15,505,964	23,268,702
Equity instruments at fair value through other comprehensive income	—	5,505,439	5,505,439
Loans and advances	46,404,600	84,111,641	130,516,241
Other financial assets	11,583,734	292,439	11,876,173
Liabilities:
Deposits	¥196,919,463	¥5,010,964	¥201,930,427
Call money and bills sold	3,656,737	—	3,656,737
Repurchase agreements and cash collateral on securities lent	24,176,556	—	24,176,556
Financial liabilities designated at fair value through profit or loss	76,780	584,644	661,424
Borrowings	4,913,681	5,637,976	10,551,657
Debt securities in issue	6,354,558	10,221,865	16,576,423
Other financial liabilities	16,415,268	9,752	16,425,020

F-14
1

	At March 31, 2025
	Amounts recovered or settled
	Not more than twelve months	More than twelve months	Total
	(In millions)
Assets:
Call loans and bills bought	¥5,179,876	¥20,913	¥5,200,789
Reverse repurchase agreements and cash collateral on securities borrowed	22,076,009	—	22,076,009
Financial assets at fair value through profit or loss	1,143	2,901,826	2,902,969
Investment securities:
Debt instruments at amortized cost	47,746	319,251	366,997
Debt instruments at fair value through other comprehensive income	13,870,308	14,137,972	28,008,280
Equity instruments at fair value through other comprehensive income	—	5,170,856	5,170,856
Loans and advances	45,487,002	79,703,817	125,190,819
Other financial assets	6,938,327	123,312	7,061,639
Liabilities:
Deposits	¥184,778,247	¥5,244,495	¥190,022,742
Call money and bills sold	4,378,277	—	4,378,277
Repurchase agreements and cash collateral on securities lent	27,791,101	—	27,791,101
Financial liabilities designated at fair value through profit or loss	43,698	554,148	597,846
Borrowings	4,664,053	8,033,646	12,697,699
Debt securities in issue	5,226,279	9,161,136	14,387,415
Other financial liabilities	10,336,163	10,771	10,346,934

53	CONDENSED FINANCIAL INFORMATION OF REGISTRANT (SMFG)
Condensed Statements of Financial
Position

	At March 31,
	2026	2025
	(In millions)
Assets:
Deposits with SMBC	¥551,330	¥530,273
Investments in SMBC	4,613,984	4,613,984
Loans to SMBC	14,480,073	12,416,502
Loans to other subsidiaries	50,000	—
Investments in other subsidiaries, associates and joint ventures	2,481,066	2,480,680
Other assets	388,664	310,671
Current tax assets	17,616	1,393

Total assets	¥22,582,733	¥20,353,503

Liabilities and equity:
Short-term borrowings from SMBC	¥1,675,000	¥1,679,650
Long-term borrowings	402,838	380,100
Debt securities in issue due to subsidiaries	31,623	20,758
Debt securities in issue	11,490,697	9,889,186
Other liabilities	149,833	102,273

Total liabilities	13,749,991	12,071,967

Shareholders’ equity	6,585,588	6,418,083
Other equity instruments holders’ equity	2,247,154	1,863,453

Total equity	8,832,742	8,281,536

Total equity and liabilities	¥22,582,733	¥20,353,503

F-14
3

Condensed Income Statements

	For the fiscal year ended March 31,
	2026	2025	2024
	(In millions)
Income:
Interest income from SMBC	¥464,381	¥391,543	¥334,964
Interest income from other subsidiaries	508	—	—
Dividends from SMBC	868,070	731,201	542,929
Dividends from other subsidiaries, associates and joint ventures	75,851	287,848	37,246
Fees and commission income from subsidiaries	23,611	21,498	21,722
Other income	30,066	5,197	9,655

Total income	1,462,487	1,437,287	946,516

Expense:
Interest expense to SMBC	20,754	12,071	5,586
Interest expense to other subsidiaries	11,897	9,363	9,961
Interest expense	401,553	350,428	313,356
Operating and other expense	63,906	71,586	58,418

Total expense	498,110	443,448	387,321

Profit before tax	964,377	993,839	559,195
Income tax expense	(11,345)	(12,355)	(8,670)

Net profit	¥975,722	¥1,006,194	¥567,865

Profit attributable to:
Shareholders	925,854	974,558	554,102
Other equity instruments holders	49,868	31,636	13,763

F-14
4

Condensed Statements of Cash Flows

	For the fiscal year ended March 31,
	2026	2025	2024

	(In millions)
Operating Activities:
Profit before tax	¥964,377	¥993,839	¥559,195
Income taxes paid—net	14,021	32,052	78,036
Other operating activities—net	(17,214)	(34,924)	63,260

Net cash and cash equivalents provided by operating activities	961,184	990,967	700,491

Investing Activities:
Loans provided to subsidiaries	(1,365,996)	(490,827)	(1,269,130)
Investments in subsidiaries	(3,559)	(93,679)	(377,437)
Investments in associates and joint ventures	—	(507)	(26,962)
Other investing activities—net	(5,961)	(4,697)	(5,995)

Net cash and cash equivalents used in investing activities	(1,375,516)	(589,710)	(1,679,524)

Financing Activities:
Net increase (decrease) of short-term borrowings from SMBC	(4,650)	(28,000)	220,000
Proceeds from issuance of long-term borrowings	3,198	—	1,263,169
Redemption of long-term borrowings	(8,000)	(13,000)	(1,259,255)
Proceeds from issuance of debt securities	2,142,650	1,403,275	1,260,767
Proceeds from issuance of other equity instruments	466,383	407,939	694,862
Redemption of debt securities	(1,238,587)	(1,255,520)	(564,970)
Redemption of other equity instruments	(85,000)	—	—
Payments for the principal portion of lease liabilities	(301)	—	—
Dividends paid to shareholders	(540,071)	(412,120)	(348,010)
Coupons paid to other equity instruments holders	(49,868)	(31,636)	(13,763)
Purchases of treasury stock and proceeds from sales of treasury stock—net	(250,365)	(251,448)	(211,218)

Net cash and cash equivalents provided by (used in) financing activities	435,389	(180,510)	1,041,582

Net increase of cash and cash equivalents	21,057	220,747	62,549
Cash and cash equivalents at beginning of period	530,273	309,526	246,977

Cash and cash equivalents at end of period	¥551,330	¥530,273	¥309,526

Investments in subsidiaries, associates and joint ventures
Investments in subsidiaries, associates and joint ventures are stated at cost. The Company recognizes dividend income from these companies when its right to receive payment is established.
Investments in other subsidiaries, associates and joint ventures included equity investments in SMBC Nikko Securities Inc., Sumitomo Mitsui Card Company, Limited, Sumitomo Mitsui DS Asset Management Company, Limited, Sumitomo Mitsui Finance and Leasing Company, Limited and others at March 31, 2026 and 2025. The country of incorporation and the proportion of ownership interest of the Company in these companies was the same as described in Note 11 “Investments in Associates and Joint Ventures,” and Note 49 “Principal Subsidiaries.”

Long-term obligations
The Company had subordinated long-term borrowings amounting to ¥20 billion and ¥28 billion at March 31, 2026 and 2025, respectively, and had unsubordinated long-term borrowings amounting to ¥383 billion and ¥352 billion at March 31, 2026 and 2025, respectively. The Company also had subordinated bonds amounting to ¥1,706 billion and ¥1,257 billion, including ¥3.0 billion and ¥0.8 billion outstanding to its subsidiary, at March 31, 2026 and 2025, respectively, and had unsubordinated bonds amounting to ¥9,817 billion and ¥8,653 billion, including ¥29 billion and ¥20 billion outstanding to its subsidiary, at March 31, 2026 and 2025, respectively. For additional information, refer to Note 19 “Borrowings” and Note 20 “Debt Securities in Issue.”
Guarantees
The Company provided guarantee of ¥
273
 billion and ¥
273

billion at March 31, 2026 and 2025, respectively, to the Deposit Protection Fund of the Association of German Banks with regard to the deposits of the SMBC Dusseldorf branch.

F-14
6